Form 20-F
period 2003-12-31
HSBC HOLDINGS PLC
filed 2004-03-05
CIK 1089113

As filed with the Securities and Exchange Commission on March 5, 2004.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

Commission file number: 1-14930

HSBC Holdings plc
(Exact name of Registrant as specified in its charter)

N/A	United Kingdom
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organisation)

8 Canada Square
London E14 5HQ
United Kingdom
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered

Ordinary Shares, nominal value US$0.50 each. American Depository Shares, each representing 5 Ordinary Shares of nominal value US$0.50 each.	London Stock Exchange Hong Kong Stock Exchange Euronext Paris New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934:

None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report:

Ordinary Shares, nominal value US$0.50 each	10,998,301,166

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

     Indicate by check mark which financial statements Item the registrant has elected to follow:

Item 17	Item 18

Back to Contents

H S B C   H O L D I N G S   P L C

Certain Defined Terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’ or the ‘Group’ means HSBC Holdings together with its subsidiary undertakings. Within this document the	Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Highlights

HSBC’s Financial Statements and Notes thereon, as set out on pages 233 to 366, are prepared in accordance with UK Generally Accepted Accounting Principles (‘UK GAAP’). HSBC uses the US dollar as its reporting currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. As HSBC is listed on the New York Stock Exchange, it also reconciles certain financial information to US Generally Accepted Accounting Principles (‘US GAAP’), which differ in certain respects from UK GAAP as explained on page 326 and reconciled in Note 50 of the ‘Notes on the Financial Statements’. Unless otherwise stated, the numbers presented in this document have been prepared in accordance with UK GAAP.

     HSBC judges its own performance by comparing returns before goodwill amortisation on cash invested as HSBC believes this gives an important measure of its underlying performance and facilitates comparison with its peer group. Profit before goodwill amortisation is derived by adjusting reported earnings to eliminate the impact of the amortisation of goodwill arising on acquisitions. The derivation of non-GAAP measures from the equivalent reported measures is explained in the ‘Footnotes to Financial Highlights’ on page 4.

	2003		2002
	US$m		US$m
For the year (excluding goodwill amortisation)
Operating profit before provisions[1]	19,990		11,641
Profit on ordinary activities before tax[2]	14,401		10,513
Profit attributable to shareholders[2]	10,359		7,102

For the year (as reported)
Operating profit before provisions	18,540		10,787
Profit on ordinary activities before tax	12,816		9,650
Profit attributable to shareholders	8,774		6,239
Dividends	(6,532)		(5,001)

At year-end
Shareholders’ funds[3]	74,473		51,765
Capital resources	74,042		57,430
Customer accounts and deposits by banks	643,556		548,371
Total assets[3]	1,034,216		758,605
Risk-weighted assets	618,662		430,551

	US$		US$
Per ordinary share[4]
Basic earnings	0.84		0.67
Earnings excluding goodwill amortisation[5]	0.99		0.76
Diluted earnings	0.83		0.66
Dividends	0.60		0.53
Net asset value at year end	6.79		5.46

	At 31 December 2003		At 31 December 2002

Share information
US$0.50 ordinary shares in issue	10,960	m	9,481	m
Market capitalisation	US$172	bn	US$105	bn
Closing market price per ordinary share:
– London	£8.78		£6.87
– Hong Kong	HK$122.50		HK$85.25
Closing market price per American Depositary Share (‘ADS’) [6]	US$78.82		US$54.98

	HSBC		Benchmark
Total shareholder return to 31 December 2003[7]
– over 1 year	136		132
– since 1 January 1999[8]	211		126

For the above footnotes, see ‘Footnotes to Financial Highlights’ on page 4.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Highlights (continued)

Capital and performance ratios
	2003%	2002%
Capital ratios
Tier 1 capital	8.9	9.0
Total capital	12.0	13.3

Performance ratios (excluding goodwill amortisation)
Return on average invested capital[9]	13.7	12.9
Return on average net tangible equity[10,11]	24.7	20.1
Post-tax return on average tangible assets[11]	1.21	1.11
Post-tax return on average risk-weighted assets[11]	2.07	1.95

Performance ratios (as reported)
Return on average shareholders’ funds[3]	13.0	12.4
Post-tax return on average total assets[3]	1.01	0.97
Post-tax return on average risk-weighted assets	1.78	1.74

Credit coverage ratios
Provisions for bad and doubtful debts as a percentage of operating profits before goodwill amortisation and provisions	30.5	11.3
Provisions for bad and doubtful debts as a percentage of average gross customer advances:
– in aggregate	1.2	0.4
– Consumer Finance (Household)[12]	5.2	n/a
– other HSBC	0.4	0.4
Total provisions outstanding as a percentage of non-performing loans at year end:
– in aggregate	91.0	86.7
– Consumer Finance (Household)[12]	110.5	n/a
– other HSBC	82.1	86.7

Efficiency and revenue mix ratios
Cost:income ratio (excluding goodwill amortisation)[13]	51.3	56.2
As a percentage of total operating income:
– net interest income	62.3	58.1
– other operating income	37.7	41.9
– net fees and commissions	25.3	29.4
– dealing profits	5.3	4.9

Constant currency

Constant currency comparatives in respect of 2002 and 2001, used in the 2003 and 2002 commentaries respectively, are computed by retranslating into US dollars:

•	the profit and loss accounts for 2002 and 2001 of non-US dollar branches, subsidiary undertakings, joint ventures and associates at the average rates of exchange for 2003 and 2002 respectively; and
•	the balance sheets at 31 December 2002 and 2001 for non-US dollar branches, subsidiary undertakings, joint ventures and associates at the rates of exchange ruling at 31 December 2003 and 2002 respectively.
No adjustment is made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currency of any HSBC branches, subsidiary undertakings, joint ventures and associates.

	2003 compared with 2002		2002 compared with 2001

	As reported	Constant currency	As reported	Constant currency
	%	%	%	%
Operating income and cost growth
Net interest income	66	58	5	6
Fees and commissions (net)	33	24	5	4
Dealing profits	66	58	(22)	(23)
Total operating income	54	46	3	3
Administrative expenses (excluding goodwill
amortisation)	41	32	2	(4)

For the above footnotes, see ‘Footnotes to Financial Highlights’ on page 4.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Highlights (continued)

Five-year comparison

	2003 US$m		2002 US$m	[3]	2001 US$m	[3]	2000 US$m	[3]	1999 US$m
At year-end
Share capital	5,481		4,741		4,678		4,634		4,230
Shareholders’ funds	74,473		51,765	[3]	45,688	[3]	45,631		34,402	[17]
Capital resources[14]	74,042		57,430		50,854		50,964		44,270
Customer accounts	573,130		495,438		449,991		427,069		359,972
Undated subordinated loan capital	3,617		3,540		3,479		3,546		3,235
Dated subordinated loan capital	17,580		14,831		12,001		12,676		12,188
Loans and advances to customers[15]	528,977		352,344		308,649		289,837		253,567
Total assets	1,034,216		758,605	[3]	695,545	[3]	673,503		569,908	[17]

For the year
Net interest income	25,598		15,460		14,725		13,723		11,990
Other operating income	15,474		11,135		11,163		10,850		9,012
Operating profit before provisions	18,540		10,787		10,484		10,486		9,653
Provisions for bad and doubtful debts	(6,093)		(1,321)		(2,037)		(932)		(2,073)
Profit on ordinary activities before tax	12,816		9,650		8,000		9,775		7,982
Profit attributable to shareholders	8,774		6,239		4,992		6,457		5,408
Dividends	(6,532)		(5,001)		(4,467)		(4,010)		(2,872)

	US$	US$		US$		US$		US$
Per ordinary share[4]
Basic earnings	0.84		0.67		0.54		0.74		0.65
Earnings excluding goodwill amortisation[5]	0.99		0.76		0.63		0.80		0.66
Diluted earnings	0.83		0.66		0.53		0.73		0.65
Dividends	0.60		0.53		0.48		0.435		0.34
Net asset value at year end	6.79		5.46		4.88		4.92		3.95

Share information
US$0.50 ordinary shares in issue	10,960	m	9,481	m	9,355	m	9,268	m	8,458	m

	%		%		%		%		%

Financial ratios
Dividend payout ratio[16]	60.6		69.7		76.2		54.4		51.5
Post-tax return on average total assets	1.01		0.97	[3]	0.86	[3]	1.31		1.20
Return on average shareholders’ funds	13.0		12.4	[3]	10.6	[3]	15.8		17.5
Average shareholders’ funds to average total assets	7.06		6.91	[3]	6.87	[3]	6.64		6.24

Capital ratios
Tier 1 capital	8.9		9.0		9.0		9.0		8.5
Total capital	12.0		13.3		13.0		13.3		13.2

Foreign exchange translation rates to US$
Closing – US$1:£	0.560		0.620		0.690		0.670		0.620
– US$1:€	0.793		0.953		1.130		1.076		0.996
Average – US$1:£	0.612		0.666		0.695		0.660		0.618
– US$1:€	0.885		1.061		1.117		1.084		0.943

For the above footnotes, see ‘Footnotes to Financial Highlights’ on page 4.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Highlights (continued)

Five-year comparison (continued)

Amounts in accordance with US GAAP
	2003 US$m	2002 US$m	2001 US$m	2000 US$m	1999 US$m
Income statement for the year
Net income available for ordinary
shareholders	7,231	4,900	4,911	6,236	4,889
Other comprehensive income	7,401	5,502	(1,439)	(511)	(776)
Dividends	(6,974)	(4,632)	(4,394)	(3,137)	(2,617)

Balance sheet at 31 December
Total assets	1,012,023	763,565	698,312	680,076	574,588
Shareholders’ funds	80,251	55,831	48,444	48,072	35,930

	US$	US$	US$	US$	US$
Per ordinary share
Basic earnings	0.69	0.52	0.53	0.71	0.59
Diluted earnings	0.69	0.52	0.53	0.70	0.58
Dividends	0.685	0.495	0.48	0.34	0.31
Net asset value at year end	7.32	5.89	5.18	5.19	4.25

Footnotes to Financial Highlights

1	Operating profit before provisions and excluding goodwill amortisation can be reconciled to the equivalent reported measure by deducting goodwill amortisation of US$1,450 million ( 2002: US$854 million).

2	The profit on ordinary activities before tax and the profit attributable to shareholders excluding, in each case, goodwill amortisation, can be reconciled to the equivalent reported measures by deducting goodwill amortisation, including that attributable to joint ventures and associates, of US$1,585 million (2002: US$863 million).

3	The figures for shareholders’ funds, total assets and average total assets for 2002 and, in the Five-year comparison, 2001 and 2000, have been restated to reflect the adoption of Urgent Issues Task Force (‘UITF’) Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1 of the ‘Notes on the Financial Statements’ on pages 239 to 240. The 1999 comparatives in the Five-year comparison have not been restated as any adjustment would not significantly alter the figures. Therefore, any benefit to be obtained from restatement would be outweighed by the cost of the exercise.

4	Per ordinary share amounts reported here and throughout the document reflect the share capital reorganisation on 2 July 1999.

5	Earnings excluding goodwill amortisation per ordinary share are calculated by dividing profit excluding goodwill amortisation attributable to shareholders (as explained in note 2 above) by the weighted average number of ordinary shares in issue and held outside the Group during the year, which is the same number used in the calculation of basic earnings per share on a reported basis.

6	Each ADS represents 5 ordinary shares.

7	Total shareholder return (‘TSR’) is defined on page 218.

8	HSBC’s governing objective for its five year strategic plan ended 31 December 2003 was to beat the TSR of its defined peer group benchmark. An additional target objective was set to achieve a doubling of TSR over the five years beginning on 1 January 1999.

9	The definition of return on invested capital and a reconciliation to the equivalent GAAP measures are set out on page 58.

10	The return on average net tangible equity is defined as attributable profit excluding goodwill amortisation of US$10,359 million (2002: US$7,102 million) divided by average shareholders’ funds after deduction of average purchased goodwill of US$42.0 billion (2002: US$35.3 billion).

11	Average net tangible equity and average tangible assets are calculated by deducting average purchased goodwill net of cumulative amortisation of US$25.4 billion (2002: US$15.0 billion). The calculation of average risk-weighted assets is the same for both the reported basis and that excluding goodwill amortisation.

12	Annualised on the basis of the period of ownership in the year of acquisition.

13	The cost:income ratio, excluding goodwill amortisation, is defined as operating expenses excluding goodwill amortisation of US$1,450 million (2002: US$854 million) divided by operating income.

14	Capital resources are defined on page 173. A detailed computation for 2003 and 2002 is provided on page 175.

15	Net of suspended interest and provisions for bad and doubtful debts

16	Dividends per share expressed as a percentage of earnings per share (excluding goodwill amortisation)

17	Apart from shareholders’ funds and total assets at the 1999 year-end, the 1999 comparatives have not been restated to reflect the adoption of UK Financial Reporting Standard 19 ‘Deferred tax’ in 2002 as any adjustment made would not significantly alter the figures. Therefore, any benefit to be obtained from restatement would be outweighed by the cost of the exercise.

Back to Contents

H S B C   H O L D I N G S   P L C

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

     Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

     Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These factors include, among others:

•	changes in general economic conditions in the markets in which HSBC operates, such as:

	-	changes in foreign exchange rates, in both market exchange rates (for example, between the US dollar and the pound sterling) and government-established exchange rates (for example, between the Hong Kong dollar and the US dollar);

	-	volatility in interest rates;

	-	volatility in equity markets, including in the smaller and less liquid trading markets in Asia and South America;

	-	lack of liquidity in wholesale funding markets in periods of economic or political crisis;
	-	volatility in national real estate markets, particularly consumer-owned real estate markets;

	-	continuing or deepening recessions and employment fluctuations; and

	-	consumer perception as to the continuing availability of credit, and price competition in the market segments served by HSBC.

•	changes in governmental policy and regulation, including:

	-	the monetary, interest rate and other policies of central banks and bank and other regulatory authorities, including the UK Financial Services Authority, the Bank of England, the Hong Kong Monetary Authority, the US Federal Reserve, the European Central Bank, the People’s Bank of China and the central banks of other leading economies and markets where HSBC operates;

	-	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;

	-	initiatives by local, state and national regulatory agencies or legislative bodies to revise the practices, pricing or responsibilities of financial institutions serving their consumer markets;

	-	changes in personal bankruptcy legislation in the principal markets in which HSBC operates and the consequences thereof;

	-	general changes in governmental policy that may significantly influence investor decisions in particular markets in which HSBC operates;

	-	other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for HSBC’s products and services;

	-	the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements;

Back to Contents

H S B C   H O L D I N G S   P L C

Cautionary Statement Regarding Forward-Looking Statements (continued)

	-	the ability of the Government of Argentina to attract international support for the measures necessary to restructure its debt obligations and create a viable financial system with stability in monetary, fiscal and exchange rate policies; and

	-	the effects of competition in the markets where HSBC operates including increased competition resulting from new types of affiliations between banks and financial services companies, including securities firms, particularly in the United States.

•	factors specific to HSBC:

	-	the success of HSBC in adequately identifying the risks it faces, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, HSBC’s ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and

-	the success of HSBC in integrating the recently acquired Grupo Financiero Bital S.A. de C.V. (now Grupo Financiero HSBC S.A. de C.V. (‘HSBC Mexico’)), Household International, Inc. (‘Household’), Losango Promotora de Vendas, and The Bank of Bermuda Limited.

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

     In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. The enforceability of any judgement in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time.

Exchange Controls and Other Limitations Affecting Equity Security Holders

There are currently no UK laws, decrees or regulations which would prevent the transfer of capital or remittance of distributable profits by way of dividends and other payments to holders of HSBC Holdings’ equity securities who are not residents of the United Kingdom. There are also no restrictions under the laws of the United Kingdom or the terms of the Memorandum and Articles of Association of HSBC Holdings concerning the right of non-resident or foreign owners to hold HSBC Holdings’ equity securities or, when entitled to vote, to do so.

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business

Introduction

HSBC is one of the largest banking and financial services organisations in the world, with a market capitalisation of US$172 billion at 31 December 2003.

     Headquartered in London, HSBC operates through long-established businesses and has an international network of over 9,500 offices in 79 countries and territories in five regions: Europe; Hong Kong; the rest of Asia-Pacific, including the Middle East and Africa; North America; and South America. Within these geographical regions, a comprehensive range of financial services is offered to personal, commercial, corporate, institutional, investment and private banking clients. HSBC manages its business through the following customer groups: Personal Financial Services; Commercial Banking; Corporate, Investment Banking and Markets; and Private Banking. Whilst part of Personal Financial Services, the consumer finance operations of Household are currently a distinct business and have been separately identified accordingly. Services are delivered through businesses which usually operate as domestic banks, typically with large retail deposit bases and strong liquidity and capital ratios. In North America, Household is one of the largest consumer finance companies in the US, and is substantially funded in the wholesale market. By using HSBC’s extensive technological links, businesses are able to access its wide range of products and services and adapt them to local customer needs.

     The establishment of HSBC and its hexagon symbol as a uniform, international brand has ensured that it has become an increasingly familiar sight across the world.

History and development

The founding member of HSBC, The Hongkong and Shanghai Banking Corporation Limited (‘The Hongkong and Shanghai Banking Corporation’), was established in Hong Kong and Shanghai in 1865. The bank expanded rapidly, with an emphasis on building up representation in China and the rest of the Asia-Pacific region, whilst also establishing a presence in the major financial and trading centres in Europe and America.

     In the mid-1950s, The Hongkong and Shanghai Banking Corporation embarked on a strategy of pursuing profitable growth through acquisition as well as organic development – a combination that has remained a key feature of HSBC’s approach ever since.

     As each acquisition has been made, HSBC has focused on integrating its newly acquired operations with its existing businesses with a view to maximising the synergy between the various components. Key to this integration process is to blend local and international expertise.

     The most significant developments are described below. Other acquisitions in 2003 are discussed in the section headed ‘Business highlights in 2003’ under the relevant geographical region on pages 15 to 26.

The Hongkong and Shanghai Banking Corporation purchased The Mercantile Bank of India Limited and The British Bank of the Middle East (now HSBC Bank Middle East Limited) in 1959. In 1965, The Hongkong and Shanghai Banking Corporation acquired a 51 per cent interest (subsequently increased to 62.14 per cent) in Hang Seng Bank Limited (‘Hang Seng Bank’), consolidating its position in Hong Kong. Hang Seng Bank is the second-largest listed bank in Hong Kong by market capitalisation.

     From the beginning of the 1980s, The Hongkong and Shanghai Banking Corporation began to focus its acquisition strategy on the UK. In 1987, it purchased a 14.9 per cent interest in Midland Bank plc, now HSBC Bank plc (‘HSBC Bank’), one of the UK’s principal clearing banks. In 1991, HSBC Holdings plc was established as the parent company of HSBC and, in 1992, HSBC Holdings purchased the remaining interests in HSBC Bank. In connection with this acquisition, HSBC’s head office was transferred from Hong Kong to London in January 1993. To expand its base in the euro zone, in October 2000 HSBC completed its acquisition of 99.99 per cent of the issued share capital of CCF S.A. (‘CCF’), a major French banking group.

     The Hongkong and Shanghai Banking Corporation entered the US market in 1980 by acquiring a 51 per cent interest in Marine Midland Banks, Inc. (now HSBC USA Inc.). The remaining interest was acquired in 1987.

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

     In 1981, The Hongkong and Shanghai Banking Corporation incorporated its extant Canadian operations. HSBC Bank Canada has since made numerous acquisitions, expanding rapidly to become the largest foreign-owned bank in Canada and the seventh-largest overall at 31 December 2003.

     In 1997, HSBC assumed selected assets, liabilities and subsidiaries of Banco Bamerindus do Brasil S.A. following the intervention of the Central Bank of Brazil, and completed the acquisition of Grupo Roberts in Argentina.

     In December 1999, HSBC acquired Republic New York Corporation, subsequently merged with HSBC USA Inc., and Safra Republic Holdings S.A. (together ‘Republic’).

     In 2002, HSBC made further steps in expanding its presence in North America, completing the acquisition of 99.59 per cent of Grupo Financiero Bital S.A. de C.V. (now ‘HSBC Mexico’), the fifth-largest banking group in Mexico measured by deposits and assets.

     Mainland China remains a critical long-term growth area for the Group. In 2002, HSBC completed the acquisition of a 10 per cent equity stake in Ping An Insurance Company of China Limited. Ping An Insurance is the second-largest life insurer and the third-largest insurer in mainland China.

     In March 2003, HSBC acquired Household International, Inc. (‘Household’) for a consideration of approximately US$14.8 billion. The acquisition has significantly increased the contribution from HSBC’s North American business. In particular, Household offers HSBC national coverage in the US for consumer lending, credit cards and credit insurance through varied distribution channels, including over 1,300 branch offices in 45 states.

     In October 2003, HSBC agreed to acquire The Bank of Bermuda Limited for US$1.3 billion, adding a strong position in the local banking market in Bermuda and significant scale and geographical spread to HSBC’s existing international fund administration, private banking, trust and payments, and cash management businesses. The acquisition was completed on 18 February 2004.

     In December 2003, HSBC acquired substantially all of Lloyds TSB Group plc’s onshore and offshore businesses and assets related to Brazil for US$745 million. Included in the transaction was the acquisition of all the shares of Banco Lloyds TSB S.A. – Banco Múltiplo and a consumer finance company, Losango Promotora de Vendas (‘Losango’).

Outlook

     In 2004, the Group has already seen growth in consumer spending and borrowing, in increased merger and acquisition activity, and a modest resumption of growth in demand for equity investment products. The Group also sees improving prospects for economic growth and private sector employment, particularly in the US and in Hong Kong.

     In emerging markets, such as Brazil, Mexico and the ASEAN countries, relatively stable currencies and historically low interest rates are promoting consumer activity, fuelling domestic growth and reducing export dependence. China plays an increasingly important role, not only through its export growth, but also as the fastest growing market for commodity producing countries and for those developed countries which are supplying the technology, equipment and services to support its economic expansion.

     The Group is conscious of the changing nature of the global economy and the speed of change and continues to monitor the impact on sentiment and consumer spending of globally strong property prices, which continue to rise faster than underlying wage growth in many developed markets. While such rises are understandable in the context of low interest rates and limited appetite for alternative investment opportunities, in the long run property prices have to be linked to income growth.

     The picture for 2004 therefore is one of improving sentiment and stronger growth prospects in the near term, but with the potential risk of an unexpected shock as a result of circumstances which would cause a spike in either short-term interest rates or commodity prices.

     Against this backdrop HSBC expects to concentrate on building its businesses steadily. HSBC expects to see lending to consumers around the world rise as a proportion of our total lending, with the emphasis on real estate secured lending. The Group also expect to see business in the US grow in importance to HSBC as the potential of the

Back to Contents

Household acquisition is realised and as the US economy shows its flexibility and responds to the lower value of the dollar.

Strategy

At the end of 1998, HSBC launched Managing for Value, a five-year plan to take the Group into the 21st Century. Over the life of the plan, HSBC made significant progress against the eight strategic imperatives included therein.

     Under Managing for Value, HSBC established HSBC and its hexagon symbol as a globally recognised brand and greatly increased the scope and penetration of its wealth management services in a number of key markets. Corporate, Investment Banking and Markets operations were completely integrated, enabling the Group to pursue a strategy of seamlessly servicing the needs of the largest international companies and institutions, and build corporate origination and cross-selling capabilities. A risk adjusted cost of capital methodology was introduced and applied. (For the application of economic profit in HSBC and its results for 2003 see page 58.) Good progress was made against the other strategic imperatives announced under the initiative.

     In financial terms, HSBC achieved its objective of doubling Total Shareholder Return (‘TSR’) and beating the TSR performance of a peer group of leading banks over the period. TSR is a measure of the growth in the value of a share over a specific period with dividends reinvested. Starting with a benchmark of 100 on 31 December 1998, HSBC’s TSR more than doubled to 211 on 31 December 2003, while that of its peer group stood at 126.

     As HSBC worked on its strategic plan for the next five years it was clear that there were many opportunities to develop HSBC’s businesses further, and also that HSBC could build more from the structural and business changes achieved in the recent past. For instance, during the five years of Managing for Value, HSBC made investments in the US (Republic and Household), France (CCF) and Mexico (HSBC Mexico), as a result of which an additional 100,000 employees joined the Group. This expansion changed the profile of HSBC’s business, increased the complexity of the Group and brought new management and business challenges as well as exciting opportunities.

     The new plan, developed to build on the achievements of the Managing for Value strategy and take the Group forward, is now being implemented. This plan, called Managing for Growth, was launched at the end of 2003. It provides HSBC with a blueprint for growth and development during the next five years. The plan is an evolutionary, not revolutionary, strategy. It builds on HSBC’s strengths and it addresses the areas where further improvement is considered both desirable and attainable.

     Management’s vision for the Group remains unchanged: HSBC aims to be the world’s leading financial services company. In this context, ‘leading’ means preferred, admired and dynamic, and being recognised for giving the customer a fair deal. HSBC will strive to secure and maintain a leading position within each of its customer groups in selected markets.

     HSBC will remain focused on growing its TSR. In an era of low interest rates and low nominal growth rates, HSBC remains committed to exceeding a benchmark based on peer group comparison. For full details of the benchmark, see page 217. The peer group of banks has been updated to include HSBC’s current principal competitors, and HSBC will chart its TSR progress on a three-year rolling basis and over the five-year plan period.

     HSBC’s core values are integral to its strategy, and communicating them to shareholders, customers and employees is intrinsic to the plan. These values comprise a preference for long-term, ethical client relationships; high productivity through teamwork; a confident and ambitious sense of excellence; being international in outlook and character; prudence; creativity and strong marketing.

     In the plan, HSBC also recognises its corporate social responsibility (‘CSR’), which is essential to sustaining the Group’s long-term success in the community. HSBC has always had a strong sense of corporate social responsibility, and believes that there is no fundamental conflict between being a good corporate citizen and being sustainably profitable. Moreover, the pressures to comply with public expectations across a wide spectrum of social, ethical and environmental issues are growing rapidly. The strategy therefore calls for a renewed recognition of HSBC’s wider obligations to society and for increased external communication of the Group’s CSR policies and performance, particularly on education and the environment, which will remain

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

the principal beneficiaries of HSBC’s philanthropic activities.

     HSBC’s new plan is led by customer groups, and specific strategies will be implemented for each of them. The expression ‘customer group’ is new in 2003. Previously ‘customer groups’ were called ‘lines of business’, but HSBC believes the new term reinforces more accurately to all its employees the Group’s customer focus.

     The acquisition of Household in 2003 highlighted the importance within Personal Financial Services of a distinctive customer group, Consumer Finance, to augment HSBC’s existing activities in Personal Financial Services. HSBC’s other customer groups are Corporate, Investment Banking and Markets; Commercial Banking; and Private Banking.

     Key elements in achieving HSBC’s objectives for its customer groups will be accelerating the rate of growth of revenue; developing the brand strategy further; improving productivity; and maintaining the Group’s prudent risk management and strong financial position. Developing the skills of HSBC’s staff will also be critical and it will be necessary to ensure that all employees understand how they can contribute to the successful achievement of the Group’s objectives. Employees who achieve this contribution will be rewarded accordingly.

     Operating management will continue to be organised geographically under four regional intermediate head offices, with business activities concentrated in locations where growth and critical mass are to be found.

The plan contains eight strategic imperatives:

•	Brand: make HSBC and its hexagon symbol one of the world’s leading brands for customer experience and corporate social responsibility;

•	Personal Financial Services (‘PFS’): drive growth in key markets and through appropriate channels to make HSBC the strongest global player in PFS;

•	Consumer Finance: extend HSBC’s new business to existing customers and penetrate new markets;

•	Corporate, Investment Banking and Markets: accelerate growth through enhanced capital markets and advisory capabilities focused on the client;
•	Commercial Banking: make the most of HSBC’s international customer base through effective customer relationship management and improved product offering in all the Group’s markets;

•	Private Banking: serve the Group’s highest value personal clients around the world, utilising the investments already made;

•	Attract, develop and motivate HSBC’s people, rewarding success and rejecting mediocrity; and

•	TSR: fulfil HSBC’s TSR target by achieving strong competitive performances in earnings per share growth and efficiency.

Employees and management

At 31 December 2003, HSBC’s customers were served by 232,000 employees (including part-time employees) worldwide, compared with 192,000 at 31 December 2002 and 180,000 at 31 December 2001. The main centres of employment are the UK with 56,000 employees, the US (43,000), Hong Kong (24,000), Brazil (25,000), Mexico (18,500) and France (14,000). HSBC negotiates with recognised unions, and estimates that approximately 44 per cent of its employees are unionised. The highest concentrations of union membership are in Brazil, France, India, Malaysia, Malta, Mexico, the Philippines, Singapore and the UK. HSBC has not experienced any material disruptions to its operations from labour disputes during the past five years.

     In support of its new strategy, HSBC continues to focus on attracting, developing and motivating the very best individuals. Emphasis is therefore given to performance management; reward; talent management, including graduate recruitment and international secondments; diversity; and learning and development. Ensuring that employee satisfaction with the working experience is kept as high as possible is seen as beneficial to shareholders, employees and customers alike.

     HSBC is proud of its diverse workforce, which is able to communicate with HSBC’s customers in local languages and dialects across 79 countries and territories. A continuing focus on policies that encourage an inclusive working environment and the development of career opportunities for all, regardless of ethnicity, gender or grade, is a key part of positioning HSBC as an employer of choice.

Back to Contents

     HSBC operates in a highly competitive and international business environment and as such is obliged to manage its costs realistically, responding to the availability of talent pools which are proven to be both efficient and cost effective. This can lead to the migration of tasks to different geographical locations as education levels improve, and as investments in technology and telecommunications facilitate access to those locations. As a result, job losses can arise. HSBC has a good record of communicating openly and sensitively in these circumstances and of reassigning employees and minimising compulsory redundancies, wherever possible.

     The quality of HSBC’s employees represents a significant competitive advantage. The international mix of staff, working in a meritocracy, enables HSBC to resource operations with employees who have a detailed knowledge of local markets, whilst maintaining a global perspective. To maintain this balance, international mobility is seen as vital to sharing best practice and is actively encouraged and managed. HSBC promotes and recruits the most able and attaches great importance to cultivating its own talent. It values teamwork and collective management. Senior management succession is planned to be as seamless as possible.

Customer Groups

Profit before tax by customer group

Year ended 31 December 2003

Total assets by customer group
Year ended 31 December 2003

*	excludes Hong Kong Government certificates of indebtedness

Personal Financial Services

Personal Financial Services provides some 39 million individual and self-employed customers with a wide range of banking and related financial services. Customer Relationship Management (‘CRM’) systems and processes are used by HSBC employees to recognise and fulfil customer needs by identifying appropriate products and services and delivering them to the customer through their channel of preference. Examples include current, cheque and savings accounts; loans and home finance; cards; payments; insurance; and investment services, including securities trading. Insurance products sold and distributed by HSBC through its branch networks include loan and health protection; life, property, casualty and health insurance; and pensions. HSBC acts as both a broker and an underwriter, and sees continuing opportunities to deliver insurance products to its personal customer base.

     Personal Financial Services are increasingly delivered via self-service terminals, the telephone and the internet. Comprehensive financial planning services, covering customers’ investment, retirement, personal and asset protection needs are offered through specialist financial planning managers.

     High net worth individuals and their families who choose the differentiated services offered within Private Banking are not included in this segment.

     The most valuable of the 39 million Personal Financial Service customers worldwide are offered HSBC Premier. HSBC currently has more than 880,000 HSBC Premier customers, who have access to more than 250 specialised Premier centres located in 31 countries. In addition to the standard range of personal banking products and services, HSBC Premier customers receive dedicated relationship

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

management and 24 hour priority telephone access and global travel assistance. In 2003 HSBC Premier International Services were introduced in eight countries, providing seamless account opening and credit history transfer across borders for HSBC Premier customers.

Consumer Finance

Within Personal Financial Services, Household’s operations in the US, the UK and Canada make credit available to customer groups not well catered for by traditional banking operations, facilitate point of sale credit in support of retail trading purchases and support major affiliate credit card programmes. At 31 December 2003 Household had over 60 million customers with total gross advances of US$121.7 billion. Consumer Finance products are offered through the following businesses:

     Household’s consumer lending business is one of the largest sub-prime home equity originators in the US, marketed under the HFC and Beneficial brand names through a network of over 1,300 branches in 45 states, direct mail, telemarketing, strategic alliances and the internet. ‘Sub-prime’ is a US categorisation which describes customers who have limited credit histories, modest incomes, high debt-to-income ratios, high loan-to-value ratios (for real estate secured products) or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit related actions. Consumer lending products include secured and unsecured loans such as first and second lien closed-end mortgages, open-ended home equity loans, personal loans and retail finance contracts.

     Household’s mortgage services business purchases first and second lien residential mortgage loans from a network of over 200 unaffiliated third party lenders (‘correspondents’) in the US. Purchases are either of pools of loans (‘bulk acquisitions’) or individual loan portfolios (‘flow acquisitions’) made under predetermined underwriting guidelines. Forward commitments are offered to selected correspondents to strengthen relationships and create a sustainable growth channel for this business. Household, through its subsidiary Decision One, also offers mortgage loans referred by mortgage brokers.

Household’s retail services business is one of the largest providers of third party private label credit cards (or store cards) in the US based on receivables outstanding, with over 60 merchant relationships and 14 million active customer accounts.

     In addition to originating and refinancing motor vehicle loans, Household’s motor vehicle finance business purchases retail instalment contracts of US customers who do not have access to traditional prime based lending sources. The loans are largely sourced from a network of approximately 5,000 motor dealers.

     Household’s credit card services business is the seventh largest issuer of MasterCard1 and Visa1 credit cards in the US, and also includes affiliation cards such as the GM Card ® and the AFL-CIO Union Plus2 ® credit card. Also, credit cards issued in the name of Household’s Household Bank and Orchard Bank brands are offered to customers under-served by traditional providers, or are marketed primarily through merchant relationships established by the retail services business.

     A wide range of insurance services is offered by Household to customers in the US, the UK and Canada who are typically under-insured by traditional sources. The purchase of insurance is never a condition of any loan or credit advanced by Household.

     The refund lending business accelerates access to funds for US taxpayers who are entitled to tax refunds. The business is seasonal with most revenues generated in the first three months of the year.

     Household’s business in the UK provides mid-market consumers with mortgages, secured and unsecured loans, insurance products, credit cards and retail finance products. It concentrates on customer service through its 216 HFC Bank and Beneficial branches, and finances consumer electronics through its retail finance operations. In Canada, similar products are offered and, deposits are taken through Household’s trust operations there.

Commercial Banking

HSBC is one of the world’s leading banks in the

1	MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of Visa USA, Inc.
2	The Union plus MasterCard and Visa credit card programme is an affinity arrangement with Union Privilege under which credit cards are offered to members of unions affiliated with the American Federation of Labor and Congress of Industrial organisations (‘AFL-CIO’).

Back to Contents

provision of financial services and products to small and medium-sized businesses, with over 2 million business customers including sole proprietors, partnerships, clubs and associations, incorporated businesses and publicly quoted companies.

     At 31 December 2003, HSBC had total commercial customer deposits of US$111.5 billion and total commercial customer loans and advances, net of suspended interest and provisions for bad and doubtful debts, of US$103.5 billion.

     The Commercial Banking segment places particular emphasis on multi-disciplinary and geographical collaboration in meeting its commercial customers’ needs. This differentiated service allows HSBC to broaden and enhance its offering to its Commercial Banking customers. The range of products includes:

     Payments and cash management: HSBC is a leading provider of payments, collections, liquidity management and account services worldwide, enabling financial institutions and corporate customers to manage their cash efficiently on a global basis. HSBC’s extensive network of offices and strong domestic capabilities in many countries, including direct access to local clearing systems, enhance its ability to provide high-quality cash management services.

     e-banking: A key component of HSBC’s provision of financial services to commercial customers is continuing innovation and flexibility in electronic delivery solutions.

     Wealth management services: These include advice and products related to savings and investments. They are provided to commercial banking customers and their employees through HSBC’s worldwide network of branches and business banking centres.

     Insurance: HSBC offers insurance protection, employee benefits programmes and pension schemes designed to meet the needs of businesses and their employees, and to help fulfill the applicable statutory obligations of client companies. These products are provided by HSBC either as an intermediary (broker, agent or consultant) or as a supplier of in-house or third party offerings. Products and services include a full range of commercial insurance, including pension schemes; healthcare schemes; ‘key man’ life insurance; car fleet; goods in transit; trade credit protection; risk management and insurance due diligence reviews; and actuarial/employee benefit consultancy.

     Trade services: HSBC has more than 130 years of experience in trade services. A complete range of traditional documentary credit, collections and financing products is offered, as well as specialised services such as insured export finance, international factoring and forfaiting. HSBC’s expertise is supported by highly automated systems.

     Leasing, finance and factoring: HSBC provides leasing, finance (including instalment and invoice finance) and domestic factoring services, primarily to commercial customers in the UK, Hong Kong and France. Special divisions have been established to finance vehicles, plant and equipment, materials handling, machinery and large complex leases.

Corporate, Investment Banking and Markets

HSBC’s Corporate, Investment Banking and Markets business provides tailored financial solutions to major government, corporate and institutional clients worldwide. Managed as a global business, this customer group operates a long-term relationship management approach to build a full understanding of clients’ financial requirements. Sectoral client service teams comprising relationship managers and product specialists develop financial solutions to meet individual client needs. With dedicated offices in over 50 countries and with access to HSBC’s worldwide presence and capabilities, this business serves subsidiaries and offices of these clients on a global basis.

     Products and services offered include:

     Global Markets: HSBC’s operations in Global Markets consist of treasury and capital markets services for supranationals, central banks, corporations, institutional and private investors, financial institutions and other market participants. Products include:

•	foreign exchange;

•	currency, interest rate, bond, credit, equity and other specialised derivatives;

•	government and non-government fixed income and money market instruments;

•	precious metals and exchange traded futures;

•	equity services, including research, sales and

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

trading for institutional, corporate, private clients and asset management services, including global investment advisory and fund management services; and

•	capital raising, both publicly and privately, including debt and equity capital, structured finance and syndicated finance, and distribution of these instruments utilising links with HSBC’s global networks.

Global Transaction Banking: This includes international, regional and ‘in-country’ payments and cash management services; trade services, particularly the specialised ‘supply chain’ product; and securities services, where HSBC is one of the world’s leading custodians providing custody and clearing services and funds administration to both domestic and cross-border investors. Factoring and banknotes services are also provided by specialist units.

Corporate and Institutional Banking: This includes:

•	direct lending, including structured finance for complex investment facilities;

•	leasing finance with an emphasis on ‘large ticket’ transactions; and

•	deposit-taking.

Global Investment Banking: This comprises:

•	corporate finance and advisory services for mergers and acquisitions, asset disposals, stock exchange listings, privatisations and capital restructurings;

•	project and export finance services providing non-recourse finance to exporters, importers and financial institutions, and working closely with all major export credit agencies; and

•	financing and risk advisory services.

Asset management services: This comprises Asset Management products and services for institutional investors, intermediaries and individual investors and their advisors.

Private Banking

HSBC is one of the world’s leading international private banking groups with total client funds under management of US$169 billion at 31 December 2003. In December 2003, HSBC announced the adoption of HSBC Private Bank as the worldwide marketing name for its principal private banking business.

Drawing on the strength of the HSBC Group and utilising the best products from the marketplace, Private Banking works with its clients to offer both traditional and innovative ways to manage and preserve wealth whilst optimising returns. Products and services offered include:

Investment services: These comprise both advisory and discretionary investment services. A wide range of investment vehicles is covered, including bonds, equities, derivatives, structured products, mutual funds and hedge funds. Supported by five major advisory centres in Hong Kong, Singapore, Geneva, New York and London, Private Banking selects and validates the most suitable investments for clients’ needs and investment strategies.

Global wealth solutions: These comprise planning, trustee and other fiduciary services designed to protect existing wealth and create tailored structures to preserve wealth for future generations. Areas of expertise include trusts, foundations, charitable trusts, private investment companies, insurance vehicles and offshore structures.

Specialist advisory services: Private Banking offers expertise in several specialist areas of wealth management including tax advisory, family office advisory, charities and foundations, media, diamonds and jewellery, and real estate. Such specialist advisers are available to deliver products and services which are tailored to meet the full range of high net worth clients’ individual financial needs.

General banking services: These are the ancillary services necessary for the management of clients’ finances. They include treasury and foreign exchange, offshore and onshore deposits, tailor-made loans and internet banking. The skills and products available in HSBC’s other customer groups, such as corporate banking, investment banking and insurance are also offered to Private Banking clients.

HSBC Private Bank is the marketing name for the private banking business conducted by the principal private banking subsidiaries of the HSBC Group worldwide. Private Banking services are also provided by HSBC Guyerzeller and HSBC Trinkaus & Burkhardt.

Back to Contents

Geographical Regions

Profit before tax split by geographical region

Year ended 31 December 2003

Total assets[1] split by geographical region

As at 31 December 2003

[1] Excludes Hong Kong Government certificates of indebtedness.

Business highlights in 2003

For additional information regarding business developments in 2003, as well as comparative information relating to developments in 2002 and 2001, please refer to the ‘Financial Review’ on pages 36-117.

Europe

HSBC’s principal banking subsidiaries in Europe are HSBC Bank, CCF and HSBC Private Bank. HSBC provides a wide range of banking, treasury and financial services to personal, commercial and corporate customers in the UK, France, and across continental Europe, with strong coverage in Malta and Turkey. The bank’s strategy is to build long-term relationships attracting customers through value-for-money products and high-quality service.
General

•	The remarkable efforts of colleagues in Turkey ensured that business returned to normal following the two bomb blasts on 20 November, 2003 which severely damaged the Head Office and a branch in Istanbul. All branches were operating as normal the day after, with the exception of Beyoglu, which was damaged by the bomb at the British Consulate. Head Office employees relocated to a contingency site and the bank’s business recovery planning proved both highly effective and invaluable. In the face of the terrible events, colleagues responded with incredible courage and commitment. HSBC immediately launched support initiatives for the bereaved and those most impacted by the tragic events.

•	In March, HSBC added the consumer finance business, HFC Bank plc (‘HFC Bank’), to its European network as a consequence of the Household acquisition. HFC Bank provides a range of loan and insurance products to over 3.5 million customers throughout the UK, making it one of the country’s largest pure consumer finance businesses.

Personal Financial Services

•	For the second year running, HSBC won a major category of the ‘What Mortgage?’ award in the UK and was the Mortgage Magazine winner of the ‘Lender of the Year’ award. First Direct won the Mortgage Advisor and Home Buyer Magazine award for ‘Offset Mortgage of the Year’.

•	In July, HSBC became the first British high street bank to offer an Islamic mortgage to the estimated UK Muslim population of 1.8 million. The Amanah Home Finance product was launched with the backing of HSBC's Dubai-based Amanah Finance division.

•	The Premier customer base in the UK grew by 57 per cent to over 280,000. Premier International, offering credit history transfer across borders and seamless account opening, was launched in the UK, Jersey (Offshore) and France, while Malta and Greece became the 30th and 31st countries to offer the HSBC Premier service.

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

•	In July, HSBC launched HSBC InvestDirect, a new online and telephone investment service in the UK. This provides internet and telephone share-dealing and price information across a broad range of UK equities and gilts.

•	HSBC in the UK was awarded the coveted ‘Five Star Award’ from Money Management magazine for its regular premium stakeholder pensions.

•	HSBC’s Private Clients service was ranked the number one UK Independent Financial Adviser (‘IFA’) in a survey of the top 50 IFAs by Professional Advisor Magazine again in 2003.

•	In the UK, individual service reviews (a review of a customer’s financial service needs) were completed for more than 800,000 customers during the year, an increase of 67 per cent on 2002.

•	By the end of 2003, over 2 million customers in the UK were registered for personal internet banking and over 4.7 million customers are now registered for telephone banking.

•	Significant progress was made in migrating the UK card issuing business onto Household’s credit card system, improving both operational and cost efficiency. HSBC Card Services issued its highest ever number of new credit cards and gained a record number of competitor balance transfers in the UK, boosted by the introduction of a ‘0%’ balance transfer offer in July.

•	Following successful participation in the UK ‘chip and pin’ trials earlier in the year, HSBC will begin issuing chip and pin enabled credit and debit cards in 2004, delivering greater security for card users and reducing exposure to fraud costs.

•	HSBC expanded its UK debt counselling service for customers with potential repayment difficulties. The service works with customers to construct plans to manage debt more effectively ahead of possible problems.

Consumer Finance

•	In June, HFC Bank announced a long-term agreement with the John Lewis Partnership, the employee-owned UK department store and supermarket group, for the joint management and operation of the John Lewis, Peter Jones and Waitrose store card business. The agreement
•	involves the transfer of US$400 million of loans and 1.8 million cardholders to HFC Bank on a revenue-sharing basis. The bank will work with the John Lewis Partnership to enhance its credit card offering to existing and potential customers.

Commercial Banking

•	HSBC’s commitment to supporting new businesses in the UK helped in the formation of over 102,000 start-ups during the year through its ‘Start-up Stars’ programme. Additionally, the bank attracted more than 23,000 new competitor balance transfers in 2003.

•	The Chartered Institute of Management Accountants (‘CIMA’) voted HSBC ‘Best Small Business Bank’ following feedback from its Members in Practice Group. The CIMA recognition follows the Forum of Private Business’s announcement of HSBC as the ‘Best High Street Clearing Bank for Small Businesses’, while the UK 200 Group, a consortium of leading accountants, also named HSBC the best bank for business.

•	A new Business Money Manager deposit product was launched in January, attracting an average of 1,700 new accounts per week.

•	During 2003, in response to depolarisation in the UK investments market, the bank introduced a number of Commercial Independent Financial Advisors to provide quality independent financial advice to business customers. Based on the success of the initial pilot, the initiative is being expanded across the network. HSBC is now the number one provider of income protection products in the UK.

HSBC DriverQuote won the award for the ‘most innovative e-delivery channel’ at the Institute of Financial Services’ Financial Innovation Awards 2003. HSBC DriverQuote is the UK bank’s online quotation and ordering system and allows businesses to manage their company car policy over the internet.

•	HSBC Invoice Finance (UK) Limited was awarded the Best Factoring Award by Trade Finance Magazine in 2003.

•	Business Moneyfacts, a leading independent finance guide, named HSBC the UK’s ‘Best Computer Banking Provider’. Over 130,000

Back to Contents

customers in the UK registered for business internet banking in 2003. Fifty-four per cent of all new business customers register for internet banking at the time of account opening. The value of payments generated using business internet banking now exceeds US$786 million per month. At the Institute of Financial Services’ Financial Innovation Awards HSBC won the award for the ‘Best Internet Banking Service’ and the ‘Grand Prix Award’ for general innovation in the financial services industry.

•	By the end of 2003, over 280,000 UK customers were registered for business telephone banking, utilising the bank’s telephone centres in the UK and India. These handle some 3,000 sales and more than 100,000 in-bound calls per month, leaving relationship managers to focus on customer service.

•	Group ‘Secure E-Payments’ remote payments solution successfully launched in June 2003. HSBC’s offering has enhanced security features over other providers and includes compliance with MasterCard ‘Securecode’ and verification by Visa standards for internet merchants.

Corporate, Investment Banking and Markets

•	In June, HSBC announced the appointment of co-heads of its global Corporate, Investment Banking and Markets business. Under this new management structure, HSBC combined its origination capabilities with its broad-based trading and sales platform to ensure a seamless banking, financing and investor service for the Group’s corporate and institutional clients.

•	During 2003, the business strengthened its client coverage model, adopting a sector-based relationship approach to client servicing. The origination businesses were restructured to reflect this sectoral approach and reinforced through selective recruitment. As a result of this investment, HSBC strengthened its corporate client service offering, winning a number of notable contracts.

•	In March 2003, the payments and cash management, trade services, securities services and banknotes businesses were brought together under a single management and organisation structure, Global Transaction Banking.

•	In September, HSBC commenced the integration
of its equities business into the Global Markets business, creating a single platform for all trading and sales operations. In addition, HSBC announced the restructuring of the research offering so as to align macro, sectoral and price driven research with both institutional investor and corporate client needs.

•	In the international bond market, HSBC’s market share rose to 4.4 per cent, and in the fourth quarter, HSBC came third in the international bond bookrunner league table.

•	HSBC was joint adviser to Safeway on its £3 billion recommended merger with Morrison in the UK and advised LNM Holdings on its US$1.2 billion acquisition of Polish steel maker Polski Huty Stali.

•	The London and Paris dealing rooms were fully integrated with each site taking a lead role in specific product areas. This dual-hub structure in Europe has proved to be a key competitive advantage.

•	HSBC won a five-year contract to support British Telecommunications plc’s (‘BT’) corporate card programme. The BT programme is the largest in both the UK and Europe with more than 35,000 corporate cards in issue and an annual spend of over £100 million (US$164 million).

•	The Universities Superannuation Scheme, the UK’s third largest pension fund, appointed HSBC Global Fund Services Limited as sole provider of a full range of investment accounting and performance measurement services.

•	In response to the anticipated growth in employee share saving schemes and personal retirement schemes, CCF created HSBC CCF Épargne Enterprise, following the acquisition of minority shareholdings in Elysees Gestion and Elysees Fonds
.
Private Banking

•	HSBC Private Bank was rated among the top three ‘Best Global Private Banks’ in Euromoney’s first annual survey of wealth management providers published in January 2004.

•	HSBC Private Bank’s alternative investments attracted in excess of US$3 billion new assets,

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

raising total client assets invested in hedge funds to US$14 billion. In Switzerland, four new hedge funds were launched. HSBC Private Bank was voted ‘Best European High Net Worth/Retail Hedge Fund of Funds Product Provider’ for 2003 at the ‘Hedge Funds Review’ and received Financial Adviser magazine’s gold award as a ‘Top Provider’ in the long/short funds of funds sector.

•	Strategic Investment Solutions (‘SIS’) was launched in July, providing clients with externally managed multi-manager investment portfolios.

•	The Family Office Advisory team launched Consolidation and Analysis of Investment Portfolios providing wealthy clients and their families with a single set of statements covering all their wealth. For clients with more complex portfolios, the service provides a means of developing coherent tax and investment management strategies.

•	The Group’s four French private banking subsidiaries combined into a single operating unit, HSBC Private Bank France, to create a major player in the French private banking market, with over US$15 billion in assets under management. The new unit comprises three divisions: resident private clients, international clients and institutional clients.

Other

•	HSBC Actuaries and Consultants Limited were appointed as actuarial consultant for a UK pension fund, The Pensions Trust. With assets approaching £2 billion (US$3.6 billion), The Pensions Trust is the leading multi-employer occupational pension fund for employees involved in the charitable, social, educational, voluntary and not-for-profit sectors.

Hong Kong

HSBC’s principal banking subsidiaries in Hong Kong are The Hongkong and Shanghai Banking Corporation and Hang Seng Bank, in which HSBC has a 62.14 per cent stake. The Hongkong and Shanghai Banking Corporation is the largest bank incorporated in Hong Kong and is HSBC’s flagship bank in the Asia-Pacific region. It is one of Hong Kong’s three note-issuing banks, accounting for more than 62 per cent by value of banknotes in circulation in 2003.

General

•	Surveys indicated that HSBC has the strongest brand equity amongst all banks in Hong Kong. With its ‘The world's local bank’ positioning, HSBC combines a strong global brand with local reach and knowledge.

•	To support the recovery of the Hong Kong economy post-SARS (severe acute respiratory syndrome), HSBC launched the ‘HSBC Supports Hong Kong’ campaign, investing up to HK$100 million (US$12.8 million) to provide financial assistance to those affected by atypical pneumonia, and to stimulate local consumer spending. This leadership position received a very positive reaction from all sectors of the community.

•	Hang Seng Bank celebrated its 70th anniversary on 3 March 2003. The anniversary tagline, ‘70 Years of Excellence’, highlighted the bank’s commitment to providing high quality services that exceed customer expectations.

Personal Financial Services

•	HSBC’s position as one of the leading providers of wealth management services was sustained amid keen competition. Income from wealth management, including commissions on sales of unit trust products, funds under management, and securities transactions, grew by 38 per cent to US$408 million. A wide range of new retail unit trusts, certificates of deposit, bonds and structured deposits were launched to provide products to meet customers’ needs in the low-interest rate environment.

•	HSBC increased sales of new regular premium individual life insurance by 59 per cent, growing its market share from 13.9 per cent to 18.6 per cent.

•	On the back of this success, HSBC continued to add to its dedicated sales force, and the number of sales staff gaining professional qualifications in investment and insurance business also rose.

•	HSBC maintained its position as the number one credit card issuer in Hong Kong and, through strong and targeted customer marketing, increased card usage despite the subdued economy.

Back to Contents

•	HSBC continued to focus on operational efficiency, with the Group Service Centres in mainland China expanding to provide about half the operational support for credit cards in Hong Kong.

•	HSBC continues to have the largest market share in online banking in Hong Kong, with more than 665,000 registered users at December 2003, up by 41 per cent on 2002. A 62 per cent increase in monthly website visits was achieved in 2003, following the introduction of tailored web pages for customer segments, alert services and market information.

•	HSBC was judged the best consumer internet bank in Hong Kong for the second year in a row by Global Finance and also won awards for the best consumer online securities trading service; the best consumer online credit service in Asia, and the best consumer web site design in Asia.

•	Hang Seng Bank continued to enhance its internet banking services, launching the e-Fund Supermarket in July to provide customers with comprehensive one-stop online investment fund services. By the year-end the number of Hang Seng customers registered for Personal e-Banking services in Hong Kong had risen by 34 per cent to 337,000, and internet transactions represented 20 per cent of total transactions.

•	HSBC increased the number of Premier centres in Hong Kong to 36, which support an enlarged Premier customer base of 224,000.

•	HSBC was named the Best Bank in Hong Kong in 2003 by Euromoney, The Asset, and The Banker, and Best Local Bank in Hong Kong by Finance Asia. HSBC was also named as the Best Managed Company in Hong Kong for the second consecutive year by Asiamoney, and won the Hong Kong Retail Management Association’s 2003 Award for Services: Customer Service Grand Award.

•	Hang Seng Bank was named the Best Domestic Commercial Bank in Hong Kong by The Asset and Asiamoney.

•	Hang Seng Bank strengthened its suite of insurance and investment products by widening its product range. The number of funds under the Hang Seng Investment series launched by Hang Seng Bank rose from 60 to 90 in 2003, and funds under management increased by 30 per cent to HK$30 billion (US$3.9 billion) at the year end.

•	Hang Seng Investment Management Limited introduced the first exchange traded fund tracking the Hang Seng China Enterprises Index. This fund was listed on the Hong Kong stock exchange in December 2003.

•	Hang Seng Bank launched Leisure Class in June 2003, a new service which offers retirees and those who are planning to retire, comprehensive investment services and benefits and a range of leisure activities including Chinese painting and calligraphy classes and seminars on Chinese medicine.

•	Following the relaxation of restrictions on individual travel to Hong Kong by mainland China visitors, the People’s Bank of China and the Hong Kong Monetary Authority announced consent at the end of 2003 for Hong Kong banks to commence specified renminbi services, including exchange, deposit taking, remittances and renminbi credit cards. HSBC and Hang Seng Bank launched renminbi services in February 2004.

Commercial Banking

•	HSBC maintained its position as the leading trade services bank in 2003, growing market share and being named the Best Trade Finance Bank in Asia by Global Finance. With 80 per cent of HSBC’s substantial trade income coming from Commercial Banking customers, instant@dvice, an internet based service which supports electronic documentary credits advising, was launched.

•	Launched in August 2001, HSBC’s Business Internet Banking service continued to be well received in the market. HSBC was recognised by Global Finance as the Best Corporate/ Institutional Internet Bank in Hong Kong in 2003. Surveys indicated that HSBC had the largest online business banking market share in Hong Kong with over 31,000 companies registered as users. In addition, Hang Seng Bank had some 13,000 business e-banking customers by the year-end compared with 5,000 at the end of 2002.

•	Hang Seng Bank launched the Integrated Business Solutions Account in September 2003,

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

offering small and medium-sized enterprises one-stop financial services to facilitate their business growth.

•	Hang Seng Bank opened its first branch in the Macau SAR in December 2003 to serve the trade finance needs of its customers with business operations there.

Corporate, Investment Banking and Markets

•	HSBC increased its market share in G3 and local currency bond issuance in the Hong Kong market from 33 per cent in 2002 to 45 per cent in 2003, with 249 issues totalling US$11 billion. It was named Best Hong Kong Bond House by IFR.

•	HSBC was a joint bookrunner on Hutchison Whampoa’s US$5 billion global bond issue, the largest bond issue in Asia to date.

•	The debt finance group set up Cheung Kong’s HK$10 billion (US$1.3 billion) retail bond programme and led Hong Kong’s largest retail bond to date, for Kowloon-Canton Railway Corporation.

•	The securitisation team led the industry’s first securitisation of taxi and public light bus loans and the first synthetic securitisation of non-mortgage consumer and small and medium-sized enterprise (‘SME’) obligors in Hong Kong and the rest of Asia-Pacific.

•	The equity capital markets team executed equity placements amounting to US$576 million.

•	HSBC Asset Management celebrated its 30th anniversary on 4 September 2003, with the theme ‘Your Advantage in Investment In Asia and Around the World’, highlighting its commitment to providing investment solutions and delivering results.

•	By the end of 2003, HSBC Asset Management had launched 14 capital guaranteed funds, covering a wide range of sector and country themes, with US$3.5 billion in assets at the year-end, which represented more than 80 per cent of the guaranteed fund market in Hong Kong.

Private Banking

•	HSBC Private Bank was named the Best Private Bank in Hong Kong in 2003 by Euromoney.

•	HSBC Private Bank continued to expand its family office capabilities with the relaunch of its tax consulting service as Wealth and Tax Advisory Services (‘WTAS’) (Asia) Limited.

•	In October 2003, HSBC and Hang Seng Bank launched one-stop private banking services to cater to the needs of applicants to the Hong Kong Government’s Capital Investment Entrant Scheme.

Rest of Asia-Pacific (including the Middle East)

The Hongkong and Shanghai Banking Corporation offers personal, commercial, corporate and investment banking and markets services in mainland China. The bank’s network spans 11 major cities, comprising nine branches and two representative offices. Hang Seng Bank offers personal and commercial banking services and operates five branches, a sub-branch, and two representative offices in seven cities.

Outside Hong Kong and mainland China, the HSBC Group conducts business in the Asia-Pacific region primarily through branches and subsidiaries of The Hongkong and Shanghai Banking Corporation, with particularly strong coverage in India, Indonesia, Korea, Singapore, Taiwan and Thailand. HSBC’s presence in the Middle East is led by HSBC Bank Middle East Limited, the largest foreign-owned bank in the region; in Australia by HSBC Bank Australia Limited; and in Malaysia by HSBC Bank Malaysia Berhad, which has the second largest presence of any foreign-owned bank in the country.

General

•	In 2003 HSBC celebrated 150 years of doing business in India.

•	HSBC remains committed to the local communities in which it operates across the region. With the World Health Organization declaring the SARS virus contained worldwide in July, HSBC launched the ‘Shop Asia, Dine Asia’ programme to stimulate affected industries. Over 2,500 outlets across Asia-Pacific joined with HSBC to support the programme.

•	HSBC entered into an agreement to acquire a 14.71 per cent stake in UTI Bank Limited, an Indian retail bank, for a consideration of

Back to Contents

Rs3.1 billion (US$66 million), with the option to acquire a further 5.37 per cent stake. UTI has some 200 branches and extension counters and over 1,000 ATMs nationwide, and offers a comprehensive range of corporate banking, retail lending and deposit products, and an internet banking service, to its one million customers.

•	In New Zealand, HSBC purchased the retail banking business of AMP Bank Limited, which comprised mortgage lending of US$1.1 billion and deposits of US$122 million. The purchase, which complements HSBC’s existing retail franchise in New Zealand, involved the acquisition of approximately 25,000 customer accounts and substantially increased HSBC’s mortgage and deposit business.

•	In October, HSBC Insurance Brokers Limited entered into a joint venture agreement to offer insurance broking and risk management services to domestic and international clients in mainland China, the first foreign joint venture in China to obtain such a licence. HSBC holds a 24.9 per cent stake in the new company, Beijing HSBC Insurance Brokers Limited.

•	In December, HSBC and China Ping An Trust & Investment Co. Limited (‘Ping An’) announced an agreement to acquire 50 per cent each of Fujian Asia Bank Limited for not more than US$20 million in cash. Completion of the transaction is expected to be at the end of March 2004, by which time Ping An is committed to injecting a further US$23 million into Fujian Asia bank, diluting HSBC’s share to 27 per cent.

•	Also in December, Hang Seng Bank signed an agreement to acquire 15.98 per cent of Industrial Bank Co. Limited’s (‘Industrial Bank’) enlarged capital for a consideration of 1.7 billion renminbi (US$208 million) in cash, subject to regulatory and shareholder approval. With this transaction, Hang Seng Bank will become the first foreign bank to acquire more than 15 per cent of a mainland Chinese bank. Industrial Bank has assets of 190 billion renminbi (US$23 billion).

•	In January 2004, HSBC and the Bank of Shanghai launched the Shanghai International Credit Card, which enables mainland Chinese customers to make purchases when travelling outside the mainland at any merchant accepting
Visa credit cards, and settle their payments in renminbi through a Bank of Shanghai account.

•	Six new branches were opened during the year, one in Bangladesh, one in New Zealand and four in India, further building HSBC’s position in the region.

•	In March, HSBC was among the first foreign banks in mainland China to receive full approval to offer custodian services to Qualified Foreign Institutional Investors (‘QFII’s) in China’s A-share market. HSBC also provides custodian services for China’s B-share market, in which it has a leading market position.

•	HSBC obtained approval for its QFII licence in August and as a result is able to invest in renminbi-denominated securities in China’s A-share market.

•	HSBC has been providing renminbi banking services to foreign-invested companies and foreign nationals through its Shanghai and Shenzhen branches since 1997 and 1998 respectively. In November 2003, HSBC received approval to provide these services through its branches in Guangzhou, Qingdao and Tianjin. In a further development, with effect from 1 December 2003, foreign banks have also been allowed, subject to regulatory approval, to offer renminbi services to local corporations in selected cities. HSBC will introduce these services in the first half of 2004.

•	Hang Seng Bank expanded its services in mainland China to help customers capture business opportunities arising from the Closer Economic Partnership Arrangement (‘CEPA’) between Hong Kong and the mainland. The bank opened its fifth mainland branch in Nanjing in the economically important Yangtze River Delta area in August, and a sub-branch in Puxi, Shanghai in October, and applied to upgrade its Beijing representative office to a branch.

•	Hang Seng Bank commenced renminbi services at its Guangzhou branch in October – the bank’s second branch, after Shanghai in 2002, to offer such services – and its Shenzhen branch in January 2004.

•	Hang Seng Investment Management Limited opened a representative office in Shenzhen in March.

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

Personal Financial Services

•	HSBC continued to broaden its range of products and services across the Asia-Pacific region, notably in investment products. Structured deposit products were launched across the region, and a wide range of unit trusts were sold, driving funds under management up year-on-year.

•	HSBC’s credit card business in the rest of Asia-Pacific achieved significant growth in 2003, with over 3.7 million cards in force.

•	An enhanced credit card processing system was implemented in five countries, improving operational efficiency. The new system applies state-of-the-art technology to risk and fraud management allowing HSBC to better protect its customers.

•	As part of the strategic management of costs, selected processing activities were moved into the Group Service Centres in Bangalore, Kuala Lumpur and Shanghai from Australia, New Zealand, the Philippines and Singapore. In January 2004, HSBC announced plans to open a new Group Service Centre in Colombo, Sri Lanka, during the year.

•	HSBC continued to upgrade and enhance its online banking offering, and the number of personal internet banking customers increased by 52 per cent to 378,000. The quality of its services was recognised in Malaysia where HSBC was named the Best Consumer Internet Banking Site by Global Finance.

•	HSBC was the first international bank in the United Arab Emirates to offer a range of Shariah (Islamic law) compliant personal financial services. Two services were launched initially –the HSBC Amanah Current Account and HSBC Amanah Personal Finance.

•	HSBC was named Asia-Pacific Bank of the Year by The Banker, and Best Foreign Bank in mainland China, India and Indonesia by FinanceAsia.

Commercial Banking

•	HSBC achieved impressive growth of over 49 per cent in its loan book in mainland China in 2003, with its branches in Hong Kong,Taiwan and the mainland working closely together on cross-border referrals and knowledge transfer. The increase is also attributable to strong growth in trade advances.

•	A Commercial Banking intranet was developed in 2003 that facilitates the spread of best practice and cross-border referrals between different members of the Group.

•	In Malaysia, new business facilities approval increased by 65 per cent.

•	Delivery channels were further developed across the region. In Malaysia, HSBC recorded a 150 per cent increase in internet, and an 80 per cent increase in telephone banking customers, and significantly enhanced the electronic delivery of trade services to its customers

•	As part of its wider Islamic Banking initiatives, HSBC won approval from the Bangladesh Bank to launch an Islamic Banking service in the country with specific focus on Commercial Banking products.

•	HSBC launched a Shariah banking service in Indonesia, the first foreign bank to do so. The Group’s Indonesian Shariah business will initially focus on the corporate and institutional sectors, providing structured financial capabilities and debt capital markets advisory services. In the medium term, HSBC intends to extend the service to provide a broad range of wealth management and investment products and services.

•	HSBC Bank Middle East launched a new factoring service to assist businesses financing their outstanding invoices. The service provides domestic and international factoring facilities for businesses trading on open account payment terms.

•	Trade Services continued to build on its leading presence in the region and HSBC was named Best Trade Finance Bank in Asia by FinanceAsia. Document Tracker, a new service which provides customers with a convenient way to check the delivery status of international documents sent through HSBC’s Trade Services offices, is now available in eight countries in Asia following its rollout in 2003 in Bangladesh, mainland China, Korea, Malaysia and Thailand.

Back to Contents

•	HSBC was named Best Bank in India, the Philippines and Thailand in The Asset Magazine’s Triple A Country Awards 2003.

Corporate, Investment Banking and Markets

•	HSBC’s rankings and market share improved, with the bank raising more debt in a single year than any other bank in Hong Kong and the rest of Asia-Pacific and leading more deals than any other firm. It led 311 G3 and local currency deals with a market share of 15 per cent, and raising US$14.8 billion. HSBC was named the Best International Bond House and Best Local Currency Bond House by FinanceAsia.

•	HSBC won Euromoney’s award for Best at Treasury and Risk Management in Asia for the sixth consecutive year.

•	The Ministry of Finance of the State of Qatar selected HSBC as joint lead manager of its debut Islamic bond issue. The issue, launched in September, was fully compliant with Shariah law.

•	Corporate Finance and Advisory was the sole financial advisor to mainland China’s largest brewery, Tsingtao Brewer, in a strategic alliance with the world’s largest brewery, Anheuser-Busch. A mandatory convertible bond structure was used for the first time for a foreign investment in a mainland-listed company.

•	HSBC continued to be at the forefront of the development of local currency bond markets. The successful placing of the Republic of Philippines’ Peso74.3 billion retail treasury bond benefited from the streamlined documentation framework HSBC has developed for bond placement.

•	HSBC’s strength in Payments and Cash Management gained recognition, with HSBC named the Best Cash Management Bank in Asia by AsiaMoney and FinanceAsia. Roll out across the region of the integrated payments and receivables proposition continued and was successfully completed in Hong Kong during 2003.

•	HSBC was voted the number one cash management bank in the Middle East in a 2003 poll of Euromoney readers. The bank took top honours for the scope of its services and customer satisfaction. It was also recognised for its achievements in building new product lines, as well as integrating existing services to provide tailor made solutions to its customers.

•	HSBC was named the best-rated sub-custody provider in 21 different countries in the Global Custodian Survey. This strong performance was reflected in further client business for our sub-custody network.

•	HSBC Asset Management continued to enjoy strong growth in 2003. Assets in the HSBC Chinese Equity Fund and the HSBC Indian Equity Fund grew significantly, making them the world’s largest Chinese and Indian equity funds.

•	HSBC Asset Management, which began operating in India in 2002, achieved strong growth there in 2003, with funds under advice and management growing to US$1.8 billion. The client base increased to more than 50,000 from 18,000 in 2002.

Private Banking

•	HSBC Private Bank continued its expansion in Asia, working with strategic partners to strengthen offshore banking business for the mainland China market. Development of the private banking market in Japan, and exploration of the market in Malaysia, continued in partnership with HSBC’s local branch networks.

•	In Singapore, HSBC Private Bank was granted a wholesale banking licence in May 2003 which has allowed its range of services to be expanded.

North America

HSBC’s North American business covers the United States, Canada, Mexico and Panama. Operations are primarily conducted in the US through HSBC Bank USA in New York State and Household, based in Chicago. HSBC’s Canadian and Mexican operations are run through HSBC Bank Canada and HSBC Mexico respectively.

General

•	Household’s membership of the HSBC Group provided it with a source of direct funding and improved access to the capital markets, lowering its funding costs and expanding its access to a worldwide pool of potential investors.

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

•	In December 2003, upon receipt of regulatory approval, Household sold US$2.8 billion of its higher quality real estate secured receivables to HSBC Bank USA. The sale represented the first step in a strategy to lower the Group’s overall borrowing costs by utilising liquidity at HSBC Bank USA. Further asset transfers are planned in 2004, subject to regulatory approval.

•	The major power cut in northeast USA and southeast Canada in August resulted in minimal disruption for HSBC’s customers. The events management protocol and business continuity plans for all critical areas of the North American operations were successfully invoked with all transactions processed and settled within accepted customer service standards and with no financial losses.

•	The back-up site and production centre for HSBC’s Canadian IT operations were transferred to the Group’s state of the art facility in Amherst, New York, allowing for greater economies of scale in the use of technology.

•	In Mexico, significant new acquisitions in 2003 included the purchase for US$144 million of ING’s 49 per cent stake in the joint-venture insurance company jointly owned with HSBC Bank Mexico, and the acquisition of a pension fund company (AFORE Allianz Dresdner) from Allianz A.G. for US$175 million. These new acquisitions strengthened product offerings to HSBC’s extensive customer base and will lead to increased cross-selling.

•	On 31 December 2003, HSBC announced its agreement to sell to CIT Group Inc. substantially all of the factoring assets (approximately US$1 billion) and liabilities of HSBC Bank USA. Net assets amounted to approximately US$270 million. The sale agreement reflected HSBC’s strategic emphasis on its core US businesses.

•	In January 2004, HSBC rebranded all its Mexican banking operations as HSBC Bank Mexico.

Personal Financial Services

•	HSBC’s residential loan portfolio continued to grow in the US, with total originations by HSBC
Bank USA increasing to US$30 billion in 2003 from US$21 billion in 2002.

•	Personal Internet Banking registrations in the US reached 520,000, an increase of 25 per cent in the year. In Canada, 28 per cent of customers are registered, up from 14 per cent in 2002.

•	The number of HSBC Premier customers in the US grew by 37 per cent from approximately 53,000 to over 73,000, with the launch of Premier International Services helping to propel the growth. In Canada, the number of Premier customers increased by 87 per cent to 28,500 in 2003.

•	clientCONNECT, an integrated customer relationship management system, was successfully rolled out to all branches in Canada and across the US, resulting in increased contacts and cross-sales.

•	The direct brokerage operation, Merrill Lynch HSBC Canada Inc., was rebranded as HSBC InvestDirect Inc. prior to becoming a division of HSBC Securities (Canada) Inc., thereby completing the reintegration of the direct investing channel into HSBC.

Consumer Finance

•	Significant progress was made in 2003 in integrating Household’s and HSBC’s technology teams and systems, including initiatives to consolidate data centres and convert HSBC’s credit card portfolios onto the Household system. Using the combined buying power of HSBC and Household, a number of supplier contracts, including tele-communications, were renegotiated. Efficiency savings were also achieved elsewhere through the integration of various functions including purchasing, human resources, facilities and finance.

•	A number of initiatives are being developed to expand business opportunities in consumer finance. These included broadening the range of products, such as offering mortgage insurance and HSBC banking services to existing Household customers; cross referring consumer finance and retail services customers between Household and HSBC; and automating HSBC’s auto finance loan process. Also, in the US, HSBC and Household initiated a customer referral programme and developed near-prime

Back to Contents

and prime products to provide Household’s customers with a full range of options.

•	Household and HSBC in Mexico plan to introduce a remittance service between Household’s customers in the US and their families and friends in Mexico in 2004. This includes the provision of a web-based service enabling recipients in Mexico to use stored value cards to access funds from Automated Teller Machines, and a remittance service through HSBC branches and kiosks. Both services are expected to provide cross-selling opportunities.

•	In April 2003, Household’s private label credit card business acquired US$1.2 billion in receivables as a result of entering into a new relationship with a major retail merchant, Saks, Inc.

•	During 2003, Household’s US MasterCard/Visa credit card business acquired approximately US$0.9 billion of receivables in two separate transactions, taking advantage of weakness elsewhere in the sector.

Commercial Banking

•	Loans to small businesses in the US grew by 19 per cent in 2003 as HSBC moved up to second in the Small Business Association lender ranking in New York State.

•	HSBC Bank Canada was rated the highest for overall quality of customer service to the SME market among all banks included in an independent survey of SME owners, published by the Canadian Federation of Independent Business in October.

•	Business internet banking penetration in the US increased from 9 per cent to 15 per cent of commercial customers, with 28,500 now using it. The service was launched in Canada and reached 14 per cent of customers there.

Corporate, Investment Banking and Markets

•	HSBC made significant investments in its US relationship management function, strengthening its sector approach and improving coverage of major institutional and corporate clients. New business generated from its Corporate and Institutional Banking client base rose 80 per cent compared with 2002.
•	Capital markets platforms in the US were considerably strengthened through selective hiring, and this contributed to a significant rise in the number and value of mandates won.

•	Augmenting the investment in primary capabilities, HSBC’s market distribution capabilities in the US were enhanced by key hires in sales and origination, as co-ordination was improved across the region.

•	Renewed interest from US institutional account-holders resulted in a considerable increase in the volume of customer trades in Global Markets products, including foreign exchange, structured products, and debt. This partly reflected changes in relationships with other financial institutions which followed the regulatory reviews of certain US market practices in 2002.

•	HSBC’s service proposition in the US was enhanced by the introduction of e-platforms which enable clients to trade online in bonds via Trade Web, and in foreign exchange via FXAll.

Private Banking

•	Private Banking streamlined its operations in the US by successfully merging the management and support infrastructure of its domestic and international clients. The product range was broadened to include alternative investments, structured products and investment management products.

South America

HSBC’s operations in South America principally comprise HSBC Bank Brasil and HSBC Bank Argentina S.A.

In Brazil, HSBC has an extensive domestic network, with over 1,300 branches and offices, 3.4 million personal customers and over 240,000 business and institutional customers. HSBC operates the tenth largest insurance business in Brazil, offering a broad range of insurance products.

In Argentina, HSBC has over 4,000 employees and a total of 101 sales points. HSBC also has one of the largest insurance businesses in Argentina, HSBC La Buenos Aires and, through HSBC Máxima and HSBC New York Life, offers pensions and life assurance. Notwithstanding the financial crisis in Argentina, HSBC continues to provide a full range of

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

financial services to its customers, and remains one of a few such market participants.

General

•	In February 2003, HSBC acquired from Bank of America the right to manage its mutual funds and managed accounts in Brazil, and by June, seventy-five funds amounting to US$0.4 billion had been transferred. Funds under management grew from US$7 billion in June 2002 to US$10 billion in December 2003.

•	In December, HSBC bought substantially all of Lloyds TSB Group plc’s on-shore and off-shore Brazilian businesses and assets. The new business, which is mainly consumer finance, added approximately US$1.7 billion of assets and over 7 million to the customer base.

•	HSBC Seguros’s health insurance portfolio was sold to Sul América Co. in June as part of HSBC’s strategic decision to focus on more profitable lines of business in Brazil.

•	In December, HSBC acquired the remaining 40 per cent of HSBC Salud (Argentina) S.A. following the exercise by New York Life Inc. of its put option. As the provision of prepaid health insurance is not considered to be a core business for HSBC, the Group agreed to sell the entire issued share capital of HSBC Salud to Swiss Medical Group on 23 December 2003.

•	In response to changes in the global re-insurance market, HSBC La Buenos Aires withdrew from serving the large corporate risk segment during 2003 in order to focus on commercial and middle market business.

Personal Financial Services

•	In August 2003, ExtraMoney was launched to 440,000 customers in Brazil, by which funds are advanced to employees of business customers and repayments made as a deduction from their payroll. ExtraMoney Senior, a personal credit product for retired Brazilian customers, was launched in September.

•	HSBC reinforced its presence in Brazil with several marketing initiatives, including the ‘Mata Tarifas’ campaign in April, which targeted customer acquisition and credit card sales and, in August, the ‘Verdades’ campaign, the biggest
HSBC advertising drive in Brazil to date. The campaigns were successful and exceeded internal targets.

•	New customers increased by 23 per cent and the HSBC Premier segment grew by 38 per cent, with seven specialised HSBC Premier branches opening in 2003.

•	Sales of banking products increased by 16 per cent. Credit card sales continued to grow strongly in 2003 with a 31 per cent growth in cards in issuance. ‘Autofinance’ lending grew by 91 per cent in the year.

•	The number of active users of personal internet banking increased by 18 per cent in 2003 with transaction usage increasing 46 per cent.

•	HSBC selectively relaunched personal lending products in Argentina, as the domestic economy recovered from the depths reached in the currency crisis.

Commercial Banking

•	Small business clients in Brazil were segmented according to a relationship index and differentiated in terms of price and services.

•	In Brazil, loans increased 43 per cent in 2003 following successful sales campaigns and the roll out of a new receivables discount system.

•	Brazil ended 2003 with 211,000 credit card affiliations, consolidating its position as the 3rd largest bank in Brazil in the credit card acquirer business.

•	The number of active users of business internet banking increased by 41 per cent in 2003.

•	Joint initiatives between the bank and the insurance businesses were successfully undertaken in 2003, with growth of 15 per cent in sales of insurance products to Commercial Banking customers.

Corporate, Investment Banking and Markets

•	Standard & Poor’s awarded HSBC in Brazil the ‘Top Fixed Income Fund Manager’ prize for 2003.

Competitive environment

HSBC faces keen competition in all the markets it

Back to Contents

serves. It competes in the provision of commercial banking products and services with other major financial institutions, including commercial banks; savings and loan associations; credit unions; consumer finance companies; major retailers; brokerage firms; and investment companies. In investment banking, HSBC faces competition from both pure investment banks and the investment banking operations of other commercial banks.

Global factors

Consolidation in the banking industry: There is an increasing trend towards bank consolidation, at both national and international levels, creating more banks capable of competing directly with HSBC across a broader range of services.

     Limited market growth: In HSBC’s largest current markets, the UK, US and Hong Kong, there is limited market growth in the provision of basic financial and banking services. There is, however, growth potential in the provision of a wider range of financial services to existing customers and also through expansion into new market segments.

     Advances in technology: The rapid convergence of information and communication technologies is altering radically HSBC’s range of competitors. Specialist providers and non-financial organisations are now able to deliver a diverse range of financial services across a variety of electronic channels without the need for a traditional branch network. These innovations increase the pressure on established banks to enhance service quality while also investing in the provision of similar services. HSBC continues to adapt its business to provide customers with access to its full range of services in the manner they most prefer, with internet, interactive TV, mobile phone, WAP and telephone banking all complementing the branch system.

Regional factors

Europe

UK

Overall market growth in the UK has remained relatively limited. However, the expanding demand for consumer credit in recent years has led to greater competition and the introduction of a wide array of new channels, products and entrants. Traditional banks now face competition in the retail market from a variety of non-financial institutions including supermarkets, clothing and grocery retailers, car manufacturers and utilities, as well as from internet banks and specialist market providers.

     The Competition Commission Report on the supply of banking services to small and medium-sized businesses came into effect during the year. In response, HSBC introduced an enhanced package of services for small and medium-sized customers and paid interest on all qualifying current accounts from 1 January 2003. Further initiatives included the introduction of a new instant access savings account and improved terms for start-up businesses.

     On 11 February 2003, the Office of Fair Trade (‘OFT’) announced its preliminary conclusion that an agreement between MasterCard’s UK members, which includes HSBC Bank plc, on a common interchange fee charged on transactions made in the UK by credit and charge cards, infringed the Competition Act 1998. The OFT gave MasterCard a further opportunity to justify the existing agreement or suggest changes to it so that it will meet the conditions for an exemption under the Act. This matter is still under review.

     In May, the OFT reported its initial findings from its review of payment systems in the UK. The review welcomed industry progress to agree proposals to shorten clearing cycles and stated that the OFT will continue to monitor the progress of these initiatives.

     The OFT launched a study into store cards in September in response to concerns raised by the Treasury Select Committee. The study, which is expected to be released in early 2004, will review the application of competition law, marketing and sales practices, transparency issues and interest rates.

France

Like the other economies in the eurozone, the French banking sector was affected in 2003 by the poor economic environment but benefited from high volumes of sight deposits and slightly improved lending margins.

     Consolidation in the banking industry saw one significant combination during the year and this trend is expected to continue. Non-bank competitors encroached further into traditional banking sectors with, as an example, the Post Office being granted approval to expand its mortgage activities.

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

     The rule forbidding the payment of interest on demand deposits was challenged in 2003 through the European Court of Justice in Luxembourg. While the outcome of the challenge is currently uncertain, it opens the possibility that this restriction could be lifted in the near future, potentially raising the cost of deposits.

     A number of new tax efficient pension products were approved in a pension reform act which was enacted during the year. The expansion of the retirement market is likely to introduce both new opportunities for personal banking and new sources of competition.

Hong Kong

Banks in Hong Kong faced pressure on traditional core products due to the low interest rate environment and fierce pricing competition. To diversify income streams and enhance fee-based business, financial institutions actively promoted investment and insurance products, and increased public awareness of insurance protection products following the outbreak of SARS.

     Competition for credit card, mortgage and consumer assets business remained intense in a highly liquid but relatively subdued lending market. An improvement in the economic outlook and proactive debt-restructuring by lenders led to a welcome drop in the level of bankruptcies in the second half of the year.

     Several regulatory changes, including the new Securities and Futures Ordinance, deregulation of minimum brokerage commission, and consumer credit data-sharing, occurred in 2003. These changes opened the market further and intensified competition for quality customers and assets.

     To pave the way for the full opening of mainland China’s financial sector, Hong Kong banks were active in key mainland cities and maintained regular dialogue with Chinese financial institutions. Various government announcements regarding the CEPA and the introduction of personal renminbi business in Hong Kong are expected to drive demand from mainland China and boost Hong Kong’s GDP.

     As market leaders in Hong Kong, The Hongkong and Shanghai Banking Corporation and Hang Seng Bank are well placed to meet these competitive challenges.

Rest of Asia-Pacific (including Middle East)

The Asia-Pacific economies experienced mixed fortunes in the first half of 2003, due mainly to the impact of SARS, although growth rebounded in the second half of the year. The competitive environment varied greatly across the region, depending on the level of regulation, number of entrants, and the maturity of the markets. However, competition remained intense throughout Asia-Pacific across all customer groups served by HSBC. Additionally, in many countries in the region, the relatively young population and its increasing sophistication in financial services continued to provide further growth opportunities for HSBC.

North America

In the US, continuing mergers and acquisitions in the banking, insurance and securities industries are bringing consolidation and a blending of services. HSBC Bank USA also faced vigorous competition from a large number of non-bank suppliers of financial services that have found new and effective ways to meet the financial demands of customers. Many of these institutions are not subject to the same laws and regulations imposed on HSBC Bank USA.

     These continuing trends will increase competitive pressures. Commercial banks appear to have recovered from portfolio credit problems experienced in 2001 and 2002, particularly in the technology, energy and telecommunications sectors.

     Household competes with non-bank lenders for sub-prime and other consumers who do not conform to US banking industry requirements. Household’s consumer finance businesses are highly regulated, and are subject to laws relating to consumer protection, discrimination in extending credit, use of credit reports, privacy matters, disclosure of credit terms and correction of billing errors. They are also subject to regulations and legislation that limit operations in certain jurisdictions. Failure to comply with laws and regulations may limit the ability of Household’s licensed lenders to collect or enforce loan agreements made with consumers and may leave Household liable for damages and penalties.

     There has been a significant amount of legislative activity in the US, nationally, locally and at the state level, aimed at curbing lending practices deemed to be ‘predatory’. In addition, states have sought to alter lending practices through consumer

Back to Contents

protection actions. Household continues to work with regulators and consumer groups to create appropriate safeguards to eliminate abusive practices while allowing middle-market borrowers to continue to have unrestricted access to credit for personal purposes. During 2003 Household implemented all the actions required under its 2002 settlement with the Attorneys General of 50 States and the District of Columbia.

     The Canadian financial services industry continues to be dominated by the five largest banks in the country. However, the market remains highly competitive as other banks, insurance companies and financial institutions offer comparable products and services. This was aided by reform of the Bank Act of Canada in late 2001 which provided the stimulus for more competition. One of the key changes concerned the access provided in the national payments system. This change allowed non-deposit taking institutions to participate in cheque payments, credit card systems, debit card networks and automated bank machine networks.

     Whilst merger activity amongst the largest banks in Canada remains a possibility, major financial institutions continue to look elsewhere for growth. During the year a number of Canadian banks and insurance companies completed strategic acquisitions of financial institutions in the US.

     In Mexico, the banking industry has seen significant concentration in recent years with over 76 per cent of banking assets and 79 per cent of deposits owned by subsidiaries of five major foreign banks. Given that Mexico has a population of approximately 100 million, the majority of whom do not use the banking system, the growth opportunities in the retail sector are favourable in the medium to long term. With its extensive branch network and growing young customer base, HSBC is well positioned to take full advantage of this economic and competitive environment.

     Currently there is strong regulatory pressure to reduce banking and pension management fees and commissions, constraining growth in non-funds income. Government regulators are also intent on increasing credit availability in the market, specifically lending for residential mortgages and small business loans.

     Mexico’s economy is very closely linked to those of the US and Canada, and over 90 per cent of Mexico’s exports are to the North American market.

HSBC’s growing presence across the region provides a competitive advantage.

South America

There are over 165 banks in Brazil operating through a network of over 16,000 branches and offices. Consolidation in the banking industry continues, increasingly involving foreign banks (at the end of 2003 there were 45 banks in Brazil with foreign ownership interests). With a population of 178 million and an estimated 46 per cent of the eligible population ‘unbanked’, there are growth opportunities in the retail sector, in particular in the medium to long-term.

     2003 saw continued consolidation in the Brazilian financial services industry, and HSBC Brazil, following its purchase of Lloyds TSB Group plc’s Brazilian businesses and assets, is well placed to take advantage of the economic development that is bringing new entrants to the financial system. This consolidation has heightened the focus on retail customer growth, and further highlighted the importance of customer service as a means of competitive differentiation. Competition at the top end of this retail market is particularly strong, and HSBC continues to focus on differentiating its product range and service quality.

     In Argentina, international financial groups are HSBC’s main competitors, as most major banking and insurance players in the market are foreign controlled.

     The fallout from the crisis in Argentina continues to have a profound impact on the financial services market. HSBC is one of a few participants providing a comprehensive range of financial services to its customers. The outlook for the financial services industry has improved but sustained improvement depends upon the resolution of outstanding government debt and, following that, the pending economic, fiscal and political reforms required to build confidence in the country’s prospects. HSBC will continue to monitor carefully developments to evaluate the opportunities and risks within the financial services industry in Argentina.

     In 2003, competition between banks re-emerged as the economy started to grow and the population regained some confidence in the financial system. The local banks benefited from sharply increased deposits from the government who deposited surplus tax revenues in the system.

Back to Contents

H S B C   H O L D I N G S   P L C

Regulation and Supervision

HSBC’s operations throughout the world are regulated and supervised by approximately 370 different central banks and regulatory authorities in those jurisdictions in which HSBC has offices, branches or subsidiaries. HSBC estimates the cost of this regulation and supervision to be approximately US$400 million in 2003. These authorities impose certain reserve and reporting requirements and controls (for example, capital adequacy, depositor protection, and prudential supervision) on banks. In addition, a number of countries in which HSBC operates impose rules that affect, or place limitations on, foreign or foreign-owned or controlled banks and financial institutions. The rules include restrictions on the opening of local offices, branches or subsidiaries and the types of banking and non-banking activities that may be conducted by those local offices, branches or subsidiaries; restrictions on the acquisition of local banks or regulations requiring a specified percentage of local ownership; and restrictions on investment and other financial flows entering or leaving the country. The supervisory and regulatory regimes of the countries where HSBC operates will determine to some degree HSBC’s ability to expand into new markets, the services and products that HSBC will be able to offer in those markets and how HSBC structures specific operations.

     The UK Financial Services Authority (‘FSA’) supervises HSBC on a consolidated basis. In addition, each operating bank within HSBC is regulated by local supervisors. The primary regulatory authorities are those in the UK, Hong Kong and the US, the Group’s principal areas of operation.

United Kingdom regulation and supervision

UK banking and financial institutions are subject to multiple regulations. The primary UK statute is the Financial Services and Markets Act 2000 (‘FSMA’). Other UK primary and secondary banking legislation is derived from European Union (‘EU’) directives relating to banking, securities, investment and sales of personal financial services.

     The FSA is responsible for authorising and supervising UK banking institutions and regulates all investment business in the UK from retail life and pensions business to custody, branch share dealing, and treasury and capital markets activity. HSBC Bank is HSBC’s principal authorised institution in the UK.

     FSA rules establish the minimum criteria for authorisation for banks and investment businesses in the UK. They also set out reporting (and, as applicable, consent) requirements with regard to large individual exposures and large exposures to related borrowers. The FSA will periodically obtain independent reports, usually from the auditors of the authorised institution, as to the adequacy of systems governing internal control as well as systems governing records and accounting. The FSA has the right to object, on prudential grounds, to persons who hold, or intend to hold, 10 per cent or more of the voting power of a financial institution.

     The regulatory framework of the UK banking system has traditionally been based on co-operation between the FSA and authorised institutions. The FSA monitors authorised institutions through ongoing supervision and the review of routine and ad hoc reports relating to financial and prudential matters. The FSA meets regularly with HSBC’s senior executives to discuss HSBC’s adherence to the FSA’s prudential guidelines. The FSA and senior executives in the UK also regularly discuss fundamental matters relating to HSBC’s business in the UK and internationally, including areas such as strategic and operating plans, risk control, loan portfolio composition and organisational changes.

     In its capacity as supervisor of HSBC on a consolidated basis, the FSA receives information on the capital adequacy of, and sets requirements for, HSBC as a whole. Further details on capital measurement are included in ‘Capital Management’ on pages 173 to 174.

     UK depositors and investors are covered by the Financial Services Compensation Scheme which deals with deposits with authorised institutions in the UK, investment business and contracts of insurance. Institutions authorised to accept deposits and conduct investment business are required to contribute to the funding of the scheme. In the event of the insolvency of an authorised institution, depositors are entitled to receive 100 per cent of the first £2,000 (US$3,600) of a claim plus 90 per cent of any further amount up to £33,000 (US$59,000) (the maximum amount payable being £31,700 (US$56,600)). Payments under the scheme in respect of investment business compensation are limited to 100 per cent of the first £30,000 (US$53,600) of a claim plus 90 per cent of any further amount up to £20,000 (US$35,700) (the maximum amount payable being £48,000 (US$85,700)).

Back to Contents

     The European Union reached final agreement to a new directive regarding the taxation of savings income on 3 June 2003. Under the directive, each Member State, other than Austria, Belgium, and Luxembourg, will be required, beginning in 2005, to provide the tax authorities of each other Member State with details of payments of interest or other similar income paid by a person within its jurisdiction to individuals resident in such other Member State. Beginning on the same date, Austria, Belgium, and Luxembourg will impose a withholding tax on such income. The withholding tax rate will initially be 15 per cent, increasing to 20 per cent from 2008 and 35 per cent from 2011. Subject to future conditions being met, Austria, Belgium, and Luxembourg may cease to apply the withholding tax and instead comply with the automatic exchange of information rules applicable to the other Member States. Implementation of the directive is dependent upon Switzerland, Liechtenstein, San Marino and Andorra applying equivalent measures.

Hong Kong regulation and supervision

Banking in Hong Kong is subject to the provisions of the Banking Ordinance of Hong Kong (Chapter 155) (the ‘Banking Ordinance’), and to the powers, functions and duties ascribed by the Banking Ordinance to the Hong Kong Monetary Authority. The principal function of the Monetary Authority is to promote the general stability and effective working of the banking system in Hong Kong. The Monetary Authority is responsible for supervising compliance with the provisions of the Banking Ordinance. The Chief Executive of Hong Kong has the power to give directions to the Monetary Authority, which the Banking Ordinance requires the Monetary Authority and the Financial Secretary to follow.

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

     The Monetary Authority may revoke authorisation in the event of an institution's non-compliance with the provisions of the Banking Ordinance. These provisions require, among other things, the furnishing of accurate reports.

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

     Hong Kong fully implemented the capital adequacy standards established by the Basel Accord in 1989. The Banking Ordinance currently provides that banks incorporated in Hong Kong maintain a capital adequacy ratio (calculated as the ratio, expressed as a percentage, of its capital base to its risk-weighted exposure) of at least 8 per cent. For banks with subsidiaries, the Monetary Authority is empowered to require that the ratio be calculated on a consolidated basis, or on both consolidated and unconsolidated bases. If circumstances require, the Monetary Authority is empowered to increase the minimum capital adequacy ratio (to up to 12 per cent for fully-licensed banks and 16 per cent for deposit-taking companies and restricted-licence banks), after consultation with the bank.

     The marketing of, dealing in and provision of advice and asset management services in relation to securities in Hong Kong are subject to the provisions

Back to Contents

H S B C   H O L D I N G S   P L C

Regulation and Supervision (continued)

of the Securities and Futures Ordinance of Hong Kong (Chapter 571) (the ‘Securities and Futures Ordinance’). Entities engaging in activities regulated by the Securities and Futures Ordinance are required to be licensed. The Monetary Authority is the primary regulator for banks involved in the securities business, while the Securities and Futures Commission is the regulator for non-banking entities.

US regulation and supervision

HSBC is subject to extensive federal and state supervision and regulation in the US. Banking laws and regulations of the Federal Reserve Board, the Federal Deposit Insurance Corporation (‘FDIC’) and the State of New York Banking Department govern many aspects of HSBC’s US business.

     HSBC and its US operations are subject to supervision, regulation and examination by the Federal Reserve Board because HSBC is a bank holding company under the US Bank Holding Company Act of 1956 (the ‘BHCA’) as a result of its ownership of HSBC Bank USA. HSBC Bank USA, is a New York state-chartered bank and a member of the Federal Reserve System. As such, HSBC Bank USA is subject to regulation, supervision and examination by both the Federal Reserve Board and the State of New York Banking Department. HSBC also owns Household Bank (SB), N.A. (‘Household Bank’), a nationally chartered ‘credit card bank’ subject to regulation, supervision and examination by the Office of the Comptroller of the Currency (‘OCC’). The deposits of HSBC Bank USA and Household Bank are insured by the FDIC and both banks are subject to relevant FDIC regulation.

     The BHCA and the International Banking Act of 1978 (‘IBA’) impose certain limits and requirements on the US activities and investments of HSBC and certain companies in which it holds direct or indirect investments. As a ‘qualifying foreign banking organisation’ under Federal Reserve Board regulations, HSBC may engage in the United States in certain limited non-banking activities and hold certain investments that would otherwise not be permissible under US law. Prior to 13 March 2000, however, the BHCA generally prohibited HSBC from acquiring, directly or indirectly, ownership or control of more than 5 per cent of the voting shares of any company engaged in the United States in activities other than banking and certain activities closely related to banking. On that date HSBC became a financial holding company (‘FHC’) under the Gramm-Leach-Bliley Act amendments to the BHCA, enabling it to offer a more complete line of financial products and services. HSBC’s ability to engage in expanded financial activities as an FHC depends upon HSBC continuing to meet certain criteria set forth in the BHCA, including requirements that its US depository institution subsidiaries, HSBC Bank USA and Household Bank be ‘well-capitalised’ and ‘well-managed’, and that they have achieved at least a satisfactory record in meeting community credit needs during their most recent examination pursuant to the Community Reinvestment Act. These requirements also apply to Wells Fargo HSBC Trade Bank, N.A., in which HSBC has a 20 per cent voting interest in equity capital and a 40 per cent economic interest. Each of these depository institution subsidiaries achieved at least the required rating during their most recent examinations. In general under the BHCA, an FHC would be required, upon notice by the Federal Reserve Board, to enter into an agreement with the Federal Reserve Board to correct any failure to comply with the requirements to maintain FHC status. Until such deficiencies are corrected, the Federal Reserve Board may impose limitations on the US activities of an FHC and its subsidiaries as it deems appropriate. If such deficiencies are not corrected, the Federal Reserve Board may require an FHC to divest its control of any subsidiary bank or to cease to engage in certain financial activities.

     HSBC is generally prohibited under the BHCA from acquiring, directly or indirectly, ownership or control of more than 5 per cent of any class of voting shares of, or substantially all the assets of, or exercising control over, any US bank or bank holding company without the prior approval of the Federal Reserve Board.

     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the ‘Riegle-Neal Act’) permits a US bank holding company or foreign banking organisation, with Federal Reserve Board approval, to acquire a bank located in a state other than the organisation’s US ‘home’ state, subject to certain restrictions, and a national or state-chartered bank to merge across state lines or to establish or acquire branches in other states, subject to various state law requirements or restrictions. In general, the Riegle-Neal Act provides a non-US bank with interstate branching and expansion rights similar to those of a US national or state-chartered bank located in its ‘home’ state.

Back to Contents

     The US is a party to the 1988 Basel Capital Accord and US banking regulatory authorities have adopted risk-based capital requirements for US banks and bank holding companies that are generally consistent with the Accord. In addition, US bank regulatory authorities have adopted ‘leverage’ capital requirements that generally require US banks and bank holding companies to maintain a minimum amount of capital in relation to their balance sheet assets (measured on a non-risk-weighted basis).

     The Federal Reserve Board has determined that, as a general matter, a US bank holding company that is owned and controlled by a foreign bank with FHC status is not required to comply with the Federal Reserve Board’s capital adequacy guidelines. HSBC may rely on the Federal Reserve Board’s flexibility with respect to the capital adequacy requirements applicable to such intermediate US bank holding companies.

     HSBC Bank USA, Wells Fargo HSBC Trade Bank, N.A. and Household Bank, like other FDIC-insured banks, may be required to pay assessments to the FDIC for deposit insurance under the FDIC’s Bank Insurance Fund. Under the FDIC’s risk-based system for setting deposit insurance assessments, an institution’s assessments vary according to the level of capital an institution holds, its deposit levels and other factors.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 provides for extensive regulation of depository institutions (such as HSBC Bank USA, Wells Fargo HSBC Trade Bank, N.A. and Household Bank), including requiring federal banking regulators to take ‘prompt corrective action’ with respect to FDIC-insured banks that do not meet minimum capital requirements.

     As at 31 December 2003, HSBC Bank USA, Wells Fargo HSBC Trade Bank, N.A. and Household Bank were each well-capitalised under Federal Reserve Board regulations.

     The USA Patriot Act (‘Patriot Act’) signed into law in October 2001, imposes significant record keeping and customer identity requirements, expanded the US federal government’s powers to freeze or confiscate assets and increases the available penalties that may be assessed against financial institutions for failure to comply with obligations imposed on such institutions to detect, prevent and report money laundering and terrorist financing. Among other things, the Patriot Act requires the US

Treasury Secretary to develop and adopt final regulations with regard to the anti-money laundering compliance obligations of financial institutions (a term which, for this purpose, includes insured US depository institutions, US branches and agencies of foreign banks, US broker-dealers and numerous other entities). The US Treasury Secretary delegated this authority to a bureau of the US Treasury Department known as the Financial Crimes Enforcement Network (‘FinCEN’).

     Many of the new anti-money laundering compliance requirements of the Patriot Act, as implemented by FinCEN, are generally consistent with the anti-money laundering compliance obligations previously imposed on HSBC Bank USA under the Bank Secrecy Act (which was amended in certain respects by the Patriot Act) and applicable Federal Reserve Board regulations. These include requirements to adopt and implement an anti-money laundering program, report suspicious transactions and implement due diligence procedures for certain correspondent and private banking accounts. Certain other specific requirements under the Patriot Act involve new compliance obligations. The passage of the Patriot Act and other recent events have resulted in heightened scrutiny of the Bank Secrecy Act and anti-money laundering compliance by federal and state bank examiners. On 30 April 2003, HSBC Bank USA entered into a written agreement with the Federal Reserve Bank of New York and the New York State Banking Department to enhance its compliance with anti-money laundering requirements. HSBC Bank USA has implemented certain improvements in its compliance, reporting, and review systems and procedures and is in the process of making additional improvements in these areas.

     HSBC’s US consumer finance operations are also subject to extensive regulation in the US, and to laws relating to consumer protection; discrimination in extending credit; use of credit reports; privacy matters; disclosure of credit terms; and correction of billing errors. They also are subject to regulations and legislation that limit operations in certain jurisdictions. For example, limitations may be placed on the amount of interest or fees that a loan may bear, the amount that may be borrowed, the types of actions that may be taken to collect or foreclose upon delinquent loans or the information about a customer that may be shared. HSBC’s US consumer branch lending offices are generally licensed in those jurisdictions in which they operate. Such licences

Back to Contents

H S B C   H O L D I N G S   P L C

Regulation and Supervision (continued)

have limited terms but are renewable, and are revocable for cause. Failure to comply with applicable laws and regulations may limit the ability of these licensed lenders to collect or enforce loan agreements made with consumers and may cause the consumer lending subsidiary to be liable for damages and penalties.

     HSBC’s US credit insurance operations are subject to regulatory supervision under the laws of the states in which they operate. Regulations vary from state to state but generally cover licensing of insurance companies; premiums and loss rates; dividend restrictions; types of insurance that may be sold; permissible investments; policy reserve requirements; and insurance marketing practices.

     Certain US source payments to foreign persons may be subject to US withholding tax unless the foreign person is a qualified intermediary. A qualified intermediary is a financial intermediary who is qualified under the Internal Revenue Code and has completed the Qualified Intermediary Withholding Agreement with the Internal Revenue Service. Various HSBC operations outside the US are qualified intermediaries.

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Property

At 31 December 2003, HSBC had some 9,700 operational properties worldwide, of which approximately 3,300 were located in Europe, 600 in Hong Kong and the rest of Asia Pacific, 3,700 in North America (including 1,500 in Mexico) and 1,700 in Brazil. Additionally, properties with a net book value of US$715 million were held for investment purposes. Of the total net book value of

HSBC properties, more than 73 per cent were owned or held under long-term leases. Further details are included in Note 25 of the ‘Notes on the Financial Statements’.

     HSBC values its properties on an annual basis and updates their balance sheet values accordingly.

Legal Proceedings

HSBC, together with a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of the above proceedings is regarded as material litigation.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review

Summary

	Year ended 31 December

	2003			2002	2001

			Rest of
	Total	Household[1]	HSBC
	US$m	US$m	US$m	US$m	US$m

Net interest income	25,598	8,305	17,293	15,460	14,725
Other operating income	15,474	1,878	13,596	11,135	11,163

Total operating income	41,072	10,183	30,889	26,595	25,888
Operating expenses excluding goodwill
amortisation	(21,082)	(3,406)	(17,676)	(14,954)	(14,605)
Goodwill amortisation	(1,450)	(381)	(1,069)	(854)	(799)

Operating profit before provisions	18,540	6,396	12,144	10,787	10,484
Provisions for bad and doubtful debts	(6,093)	(4,575)	(1,518)	(1,321)	(2,037)
Provisions for contingent liabilities and
commitments	(35)	–	(35)	(39)	(649)
Loss from foreign currency redenomination
in Argentina	(9)	–	(9)	(68)	(520)

Amounts written off fixed asset investments	(106)	–	(106)	(324)	(125)

Operating profit	12,297	1,821	10,476	9,035	7,153

Share of operating loss in joint ventures	(116)	–	(116)	(28)	(91)
Share of operating profit in associates	221	–	221	135	164
Gains/(losses) on disposal of
– investments	451	6	445	532	754
– tangible fixed assets	(37)	–	(37)	(24)	20

Profit on ordinary activities before tax	12,816	1,827	10,989	9,650	8,000
Tax on profit on ordinary activities	(3,120)	(463)	(2,657)	(2,534)	(1,988)

Profit on ordinary activities after tax	9,696	1,364	8,332	7,116	6,012

Minority interests	(922)	–	(922)	(877)	(1,020)

Profit attributable to shareholders	8,774	1,364	7,410	6,239	4,992

Profit before tax excluding goodwill
amortisation	14,401	2,208	12,193	10,513	8,807
Profit attributable to shareholders excluding
goodwill amortisation	10,359	1,745	8,614	7,102	5,799

1	The results shown cover the period since the date of acquisition, 28 March 2003.

Year ended 31 December 2003 compared with year ended 31 December 2002

In the sections which follow, analysis of these results highlights the contributions from Household, acquired at the end of March 2003, and HSBC Mexico, acquired in November 2002, together with the impact of a weaker US dollar on translating revenues and costs arising in other currencies. These factors are important to an understanding of HSBC’s performance in 2003. It is also important to recognise the structural effect on reported financial performance of the acquisition of Household. In 2004, HSBC’s results will reflect a full year’s contribution from Household.

     The shape of the Group’s profit and loss account changed as a result of the Household acquisition, reflecting the nature of its business model. Household generally serves non-conforming and sub-prime customers who, for a variety of reasons, have a higher delinquency and credit loss probability. These customers are charged a higher rate of interest to compensate for this additional risk of loss. As a consequence, Household’s net interest income is a much higher proportion of its total revenues than in the rest of HSBC, and a much higher proportion of Household’s pre-provision profitability is absorbed in bad and doubtful debt charges than is normally the case in the rest of HSBC.

Back to Contents

     In the following discussion, the phrase ‘on an underlying basis’ is used to describe performance excluding the acquisitions of Household and HSBC Mexico.

     HSBC made a profit on ordinary activities before tax of US$12,816 million in 2003, an increase of US$3,166 million, or 33 per cent, compared with 2002. Household and HSBC Mexico accounted for over 70 per cent of this increase. Household contributed US$1,827 million in its first nine months, while HSBC Mexico contributed US$441 million in its first full year.

     Excluding goodwill amortisation, Household and HSBC Mexico contributed US$2,208 million and US$534 million respectively to profit before tax, which grew by US$3,888 million or 37 per cent to US$14,401 million. Underlying growth, on a constant currency basis, was 7 per cent. Goodwill amortisation increased by US$722 million to US$1,585 million in 2003, reflecting acquisitions, currency movements and the write down of goodwill attributed to a fund management company previously acquired as part of the CCF acquisition.

     Net interest income of US$25,598 million in 2003 was US$10,138 million, or 66 per cent, higher than in 2002. Of this increase, Household contributed US$8,305 million and HSBC Mexico US$874 million. Excluding these acquisitions, and in terms of constant currency, net interest income was marginally higher. This reflected a number of offsetting factors. The net interest margin benefited from the change in asset mix, with growth of over 80 per cent in the year in personal lending, mainly in the US (including Household) and in Europe. However, deposit margins fell as interbank placements matured and were redeployed at lower yields. Growth in the volume of deposits raised only partially compensated for this, while the impact of the Competition Commission ruling on paying interest on qualifying small business accounts in the UK cost US$136 million. Net interest income declined in Hong Kong, reflecting spread compression on the value of deposits and continued pressure on mortgage margins.

     Other operating income of US$15,474 million was US$4,339 million, or 39 per cent, higher than in 2002. Household contributed US$1,878 million and HSBC Mexico US$599 million of this increase. The acquisitions of Household and HSBC Mexico reduced the proportion of fee revenues exposed to stock market levels by bringing into the Group significant levels of account service fees (HSBC Mexico) and credit card fee income (Household). Fees from credit cards now constitute close to 24 per cent of total fees receivable compared with 13 per cent in 2002. This will increase in 2004 as Household is consolidated for a full year. On an underlying basis, and at constant currency, the increase was 9 per cent. Strong growth in dealing profits in HSBC Markets benefited from investment made in 2002 and 2003 to upgrade dealing room capabilities in the major centres and broaden the range of products offered to customers. Debt trading benefited from favourable credit spread movements. Foreign exchange revenues increased due to currency volatility and increased levels of corporate sales. In addition, higher income was earned from increased demand from corporate customers for structured tailored products. In constant currency, fees and commission income increased by 4 per cent on an underlying basis, reflecting growth in income from card transactions, insurance and lending.

     Operating expenses, excluding goodwill amortisation, rose US$6,128 million, or 41 per cent, of which Household contributed US$3,406 million and HSBC Mexico US$881 million. Excluding the effect of these acquisitions, and expressed in terms of constant currency, operating expenses increased by 5 per cent, primarily due to increased employment costs. Pension costs and social taxes, together with restructuring costs, added over US$300 million to employment costs in 2003. HSBC’s cost:income ratio, excluding goodwill amortisation, decreased to 51.3 per cent from 56.2 per cent in 2002.

     The charge for bad and doubtful debts was US$6,093 million in 2003, US$4,772 million higher than in 2002. This was essentially all attributable to the acquisitions, with Household accounting for US$4,575 million and HSBC Mexico US$110 million. On an underlying basis, and in constant currency, the increase in provisioning was around 2 per cent. Credit charges increased in line with the growth in personal lending, and the commercial customer base continued to perform well. New corporate provisions increased in Europe in the engineering and power sectors, and in Hong Kong in the electronics sector, but these were partly offset by a lower charge in North America reflecting the improved credit environment.

     Other charges of US$44 million in 2003 were US$63 million, or 59 per cent, lower than in 2002.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Losses in Argentina, which continue to arise from judicial orders or ‘amparos’, were mitigated in 2003 following the receipt of ‘compensation bonds’ in part settlement of the original asymmetrical pesification. Amparos allow certain depositors relief from the mandatory pesification rules and recovery of their historical US dollar deposits at current exchange rates.

Amounts written off fixed asset investments of US$106 million were lower than in 2002, which was dominated by a US$143 million charge writing down the carrying value of HSBC’s stake in a major European life assurer.

The US$116 million share of operating losses in joint ventures principally reflected a write-down of HSBC’s share of goodwill attributed to a UK fund management company acquired as part of the CCF acquisition.

Gains on disposal of investments of US$451 million were US$81 million lower than in 2002. Gains on sales of investment debt securities were slightly lower than in the prior year. Gains in 2002 benefited from the sale of HSBC’s share of Lixxbail to its joint venture partner and the sale of HSBC’s 6.99 per cent share in Banco Santiago S.A.

Year ended 31 December 2002 compared with year ended 31 December 2001

The translation of revenues and costs arising in 2002, and consequently the results reported for the year, were affected by the weaker US dollar against other major currencies and significantly weaker South American currencies against all currencies. Both are important to an understanding of HSBC’s performance in 2002.

HSBC made a profit on ordinary activities before tax of US$9,650 million in 2002, an increase of US$1,650 million, or 21 per cent, compared with 2001. Profit before tax, excluding goodwill amortisation, increased by US$1,706 million, or 19 per cent.

Net interest income of US$15,460 million in 2002 was US$735 million, or 5 per cent, higher than in 2001. Net interest income in Europe and North America was higher than in 2001 by US$1.1 billion, of which US$0.2 billion arose from foreign exchange translation and US$85 million was contributed by HSBC Mexico. Underlying growth reflected higher levels of average interest-earning assets and the benefits from lower funding costs. Net interest income in South America was US$0.4 billion lower than in 2001 of which US$0.3 billion was due to foreign exchange translation. Excluding this, the underlying reduction reflected a lower level of local debt securities in Brazil. In Argentina narrower spreads and the costs associated with the funding of the non-performing loan portfolio resulted in net interest expense in 2002.

Other operating income of US$11,135 million was in line with 2001 as growth in wealth management income was offset by falls in fees and commission income from securities market activities. Dealing profits were also lower against a backdrop of difficult trading conditions in the credit and equity markets.

Operating expenses, excluding goodwill amortisation, were US$349 million, or 2 per cent, higher than 2001 reflecting the cost structures of new acquisitions, investment in the expanding wealth management business, and costs associated with the enhancement of business processes. In constant currency, operating expenses were 4 per cent higher. HSBC’s cost:income ratio, excluding goodwill amortisation, decreased to 56.2 per cent from 56.4 per cent in 2001.

The charge for bad and doubtful debts was US$1,321 million in 2002, US$716 million lower than in 2001. The main component of the charge, which related to the personal sector, amounted to US$857 million, a rise of US$113 million, largely as a result of growth in lending and higher credit card provisioning in Hong Kong. New corporate provisions also increased in Europe but this was more than offset in Asia as the economic conditions in some Asian countries improved. The substantial reduction in the total charge in 2002 reflected the US$600 million general provision against Argentine exposure charged in 2001.

Other charges of US$107 million in 2002 were US$1,062 million, or 91 per cent, lower than in 2001. The 2001 charges included the loss of US$520 million arising from the foreign currency redenomination in Argentina and a charge of US$575 million in respect of the Princeton Note matter. The 2002 charge included US$68 million in losses in Argentina arising from judicial orders or ‘amparos’ (allowing certain depositors relief from the mandatory pesification rules and recovery of their historic US dollar deposits at current exchange rates),

Back to Contents

government decrees and renegotiation of banking contracts.

Amounts written off fixed asset investments were dominated by a US$143 million charge writing down the carrying value of a major European life assurer in which CCF had for some time held a strategic minority stake.

The US$28 million share of operating losses in joint ventures principally reflected HSBC’s share of the ongoing costs of Merrill Lynch HSBC for the first half of 2002. Following the acquisition by

HSBC of its joint venture partner’s share on 28 June 2002, these results were consolidated fully on a line by line basis.

Gains on disposal of investments of US$532 million included profit on the sale of CCF’s stake in Lixxbail to its joint venture partner, and HSBC’s 6.99 per cent stake in Banco Santiago S.A. In addition, disposal gains of US$170 million were realised from sales of investment debt securities made to adjust to changes in interest rate conditions. In aggregate, disposal gains on investments were US$222 million lower than in 2001.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Net interest income

	Year ended 31 December

	2003						2002		2001

	Total		Household[1]		Rest of HSBC
	US$m	%	US$m	%	US$m	%	US$m	%	US$m	%
By geographical
region
Europe	7,540	29.5	438	5.3	7,102	41.0	6,343	41.0	5,563	37.8
Hong Kong	3,901	15.2	–	–	3,901	22.6	4,133	26.7	4,165	28.3
Rest of Asia-
Pacific	1,740	6.8	–	–	1,740	10.1	1,607	10.4	1,482	10.1
North America	11,777	46.0	7,867	94.7	3,910	22.6	2,732	17.7	2,450	16.6
South America	640	2.5	–	–	640	3.7	645	4.2	1,065	7.2

Net interest income	25,598	100.0	8,305	100.0	17,293	100.0	15,460	100.0	14,725	100.0

	Year ended 31 December

	2003	2002	2001
	US$m	US$m	US$m

Net interest income	25,598	15,460	14,725
Average interest-earning assets	778,415	608,749	579,665
Gross interest yield (per cent)[2]	5.13	4.70	6.08
Net interest spread (per cent)[3]	3.06	2.27	2.09
Net interest margin (per cent)[4]	3.29	2.54	2.54

1	Since the date of acquisition.
2	Gross interest yield is the average interest rate earned on average interest-earning assets (AIEA).
3	Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing funds.
4	Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Year ended 31 December 2003 compared with year ended 31 December 2002

Net interest income in 2003 was US$10,138 million, or 66 per cent higher than 2002, at US$25,598 million. Of this increase, Household contributed US$8,305 million, and HSBC Mexico US$874 million. Excluding these acquisitions, and at constant exchange rates, net interest income was only marginally higher than in 2002, as the impact of growth in interest-earning assets was offset by continuing margin compression from the effect of low interest rates worldwide. This impact is expected to continue in 2004 unless interest rates rise ahead of market expectations.

In Europe, net interest income wasUS$1,197 million, or 19 per cent, higher than in 2002. HFC Bank contributed US$438 million of this increase. Excluding this acquisition and at constant exchange rates, net interest income was slightly higher than in 2002, reflecting strong growth in average interest-earning assets. This was partly offset by the cost of paying interest on small and medium-sized business accounts in the UK and the impact of liquidity being redeployed at lower yields as assets matured. In North America, net interest income increased by US$9,045 million. On an underlying basis, the growth was US$304 million, or 11 per cent, primarily reflecting the benefits of strong growth in mortgage lending and savings products, and good balance sheet management, which improved the mix of lending by exiting less profitable business. Benefit was also gained from the elimination of funding costs following the closure of certain arbitrage trading activities in the US. In Hong Kong, net interest income declined by 6 per cent, largely due to spread compression on the value of deposits and continued pressure on margins in the mortgage business. Continued pressure on margins depressed mortgage yields in an environment of very low credit demand. This was partly offset by a 7 per cent growth in average interest-earning assets, increased customer deposits and the redeployment of interbank placements in holdings of debt securities. Credit card lending also grew by 6 per cent, improving the mix of assets.

In the rest of Asia-Pacific, net interest income increased by 8 per cent. In constant currency, this increase was 5 per cent, driven by growth in mortgages and credit card lending, and the beneficial effect of the acquisition of the retail deposit and loan

Back to Contents

business of AMP Bank Limited in the first half of 2003.

     In South America, net interest income was broadly in line with last year. In constant currency, net interest income grew by 10 per cent. In Brazil, net interest income was marginally higher than in 2002, benefiting from the acquisition of the Brazilian businesses and assets of Lloyds TSB Group plc in December 2003. Excluding this, the favourable effect of higher levels of customer lending and deposits were fully offset by reduced spreads as interest rates fell during the year. Argentina recorded net interest income of US$14 million in 2003 compared with a net interest expense last year. As the domestic economy began to recover and the trade surplus grew, interest rates fell. The effect of the continuing reduction in average interest-earning assets was more than offset by the lower cost of funding the non-performing loan portfolio.

     Overall, average interest-earning assets increased by US$169.7 billion, or 28 per cent, compared with 2002. Of the increase, Household contributed US$92.0 billion and HSBC Mexico US$17.8 billion. At constant exchange rates, underlying average interest-earning assets increased by 4 per cent. This growth was driven principally by higher mortgage balances and personal lending in the UK, France, the US, Canada, Malaysia, Australia and Singapore, and an increase in holdings of long-term securities in the US and debt securities in Hong Kong.

     HSBC’s net interest margin was 3.29 per cent in 2003, compared with 2.54 per cent in 2002. The acquisitions of Household and HSBC Mexico increased net interest margin by 77 and 6 basis points respectively. On an underlying basis, HSBC’s net interest margin fell by 8 basis points to 2.46 per cent.

     In Europe, the fall in net interest margin was primarily due to a decline in the benefit of net free funds, mainly as a result of paying interest on current account balances belonging to small and medium sized enterprises in the UK. In Hong Kong, HSBC’s net interest margin also declined because of lower spreads on deposits and lower yields on redeployed interbank placements. In Hang Seng Bank, net interest margin narrowed due to lower mortgage yields, narrower spreads on deposits and debt securities, and a lower contribution from net free funds, partly offset by switching liquidity from interbank placements to debt securities. In the rest of

Asia-Pacific, net interest margin fell in several countries, mainly from narrower spreads on deposits, lower yields on mortgages, the maturing of higher yielding assets, and a reduced contribution from net free funds. In the US, growth in mortgage balances and a shift in the treasury portfolio to higher yielding fixed rate investments led to an improvement in net interest margin.

Year ended 31 December 2002 compared with year ended 31 December 2001

Net interest income in 2002 was US$735 million, or 5 per cent, higher than 2001, at US$15,460 million. At constant exchange rates, net interest income was 6 per cent higher than 2001 reflecting growth in HSBC’s operations in Europe, North America and the rest of Asia Pacific, as well as the acquisition of HSBC Mexico at the end of November 2002.

     In Europe, net interest income was US$780 million, or 14 per cent, higher than in 2001, mainly reflecting the growth in average interest-earning assets and the benefits of lower funding costs. In constant currency, growth was 10 per cent. In North America, net interest income increased by US$282 million, or 12 per cent, due to a combination of the increased level of average interest-earning assets, primarily residential mortgages, and wider margins on treasury activities as a steeper yield curve led to reduced funding costs. In addition, HSBC Mexico contributed US$85 million of net interest income to the North American region. In Hong Kong, notwithstanding modest loan growth and a reduced contribution from net free funds, net interest income was largely maintained as a strong performance in Global Markets, together with growth in credit card lending and in low cost deposits, offset continuing margin compression in the mortgage business.

     In the rest of Asia-Pacific net interest income growth of 8 per cent was driven by higher credit card and personal lending together with the full year impact of the acquisition of NRMA Building Society (‘NRMA’) in Australia in 2001.

     In South America the unsettled economic environment caused net interest income to fall by US$420 million to US$645 million. In Brazil, underlying net interest income was in line with 2001 as the benefit from higher levels of customer lending was offset by the impact of HSBC’s decision to reduce the level of local debt securities and to

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

position the balance sheet more conservatively. In Argentina, the combination of narrower spreads and the high cost of local funding of the non-performing loan portfolio resulted in net interest expense in 2002.

     Average interest-earning assets at US$609 billion increased by US$29 billion, or 5 per cent. Adjusting for the impact of foreign exchange translation and acquisitions, underlying growth was 3 per cent, driven principally by the placement of customer deposits in the UK, Taiwan, India, Korea, mainland China and the Middle East, together with personal lending growth in the UK, France, US, Canada, Singapore, Malaysia, Korea, Taiwan and India. The increase in average interest-earning assets from acquisitions was US$4 billion.

     HSBC was able to maintain its net interest margin at 2.54 per cent, unchanged from 2001, as an 18 basis point widening in interest spread was offset by a similar reduction in the contribution from net free funds. Interest spreads benefited from a change in asset mix, with a higher proportion of personal lending, and from the increasing investment of surplus liquidity in higher yielding investment grade corporate debt securities, instead of interbank placements. In addition, margins benefited from the fall in short-term interest rates as relative returns earned on liquidity deployed in longer dated assets by Global Markets increased as the yield curve steepened. A reduced benefit from a higher level of net free funds mitigated this effect on the net interest margin.

     In the UK, net interest margin fell as an improved contribution from Global Markets activities and the benefit of higher levels of personal customer lending were more than offset by reduced earnings from net free funds. In Hong Kong, The Hongkong and Shanghai Banking Corporation maintained its margin through improved Global Markets performance, higher net recoveries of suspended interest and an increased proportion of higher yielding credit card advances. These factors offset the impact of reduced spreads on deposits, a lower contribution from net free funds and narrower spreads in the competitive mortgage market. Hang Seng Bank suffered a fall in net interest margin, primarily from a combination of lower earnings on net free funds as interest rates fell and narrower spreads on mortgages. For Hang Seng Bank these drivers were much more significant than for The Hongkong and Shanghai Banking Corporation. In the US, the net interest margin improved as the result of a strong performance in Global Markets activities, as a steeper yield curve reduced funding costs, and growth in average mortgage balances.

     HSBC moved increasingly to differentiated product pricing in 2002. This competitive approach reflected the value to HSBC of its loyalest customers, but resulted in narrower spreads on a number of products, particularly mortgages and savings. The benefit of this strategy was seen in the mix and volume of HSBC’s core current account and savings products, particularly in the UK, Hong Kong and the US.

Back to Contents

Other operating income
	Year ended 31 December

	2003							2002		2001

	Total			Household[1]		Rest of HSBC
	US$m		%	US$m	%	US$m	%	US$m	%	US$m	%
By geographical
region
Europe	7,555		47.4	198	10.5	7,357	52.6	6,272	54.8	6,056	53.0
Hong Kong	2,331	[2]	14.7	–	–	2,331	16.6	1,917	16.7	1,852	16.2
Rest of Asia-
Pacific	1,350		8.5	–	–	1,350	9.6	1,174	10.2	1,137	10.0
North America	3,982		25.1	1,680	89.5	2,302	16.4	1,502	13.1	1,495	13.1
South America	678		4.3	–	–	678	4.8	596	5.2	880	7.7

	15,896		100.0	1,878	100.0	14,018	100.0	11,461	100.0	11,420	100.0

Intra-HSBC
elimination	(422)			–		(422)		(326)		(257)

Other operating
income	15,474			1,878		13,596		11,135		11,163

	Year ended 31 December

	2003				2002	2001

	Total		Household[1]	Rest of HSBC
	US$m		US$m	US$m	US$m	US$m

By income category
Dividend income	222		12	210	278	186
Fees and commissions (net)	10,394		1,216	9,178	7,824	7,470

Dealing profits
– foreign exchange	1,239		–	1,239	1,167	1,120
– interest rate derivatives	330		–	330	47	159
– debt securities	251		–	251	75	311
– equities and other trading	358		–	358	24	95

	2,178		–	2,178	1,313	1,685

Operating leased assets rental income	553		4	549	490	465
General insurance underwriting (net)	473		62	411	313	373
Increase in value of long-term insurance	206	[2]	–	206	182	251
business
Other	1,448		584	864	735	733

	2,680		650	2,030	1,720	1,822

Total other operating income	15,474		1,878	13,596	11,135	11,163

1	Since the date of acquisition.
2	This figure has been reduced by the reversal of a US$42 million profit made on own shares, as a result of compliance with UITF Abstracts 37 and 38, details of which are set out in Note 1 in the ‘Notes on the Financial Statements’ on pages 239 to 240.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Analysis of fees and commissions receivable and payable

	Year ended 31 December

	2003				2002	2001

	Total	Household	[1]	Rest of HSBC
	US$m	US$m		US$m	US$m	US$m
Account services	2,317	138		2,179	1,715	1,620
Credit facilities	966	–		966	752	628
Remittances	288	–		288	268	246
Cards	2,976	1,495		1,481	1,242	1,116
Imports/exports	609	–		609	556	524
Underwriting	175	–		175	173	135
Insurance	961	35		926	775	668
Mortgage servicing rights	75	–		75	77	78
Trust income	145	–		145	125	114
Broking income	873	–		873	773	928
Global custody	338	–		338	296	308
Maintenance income on operating leases	171	–		171	160	165
Funds under management	1,096	–		1,096	1,026	965
Unit trusts	358	–		358	284	481
Corporate finance	189	–		189	122	115
Other	1,023	6		1,017	901	665

Total fees and commissions receivable	12,560	1,674		10,886	9,245	8,756
Less: fees payable	(2,166)	(458)		(1,708)	(1,421)	(1,286)

Net fees and commissions	10,394	1,216		9,178	7,824	7,470

1 Since the date of acquisition.

Year ended 31 December 2003 compared with year ended 31 December 2002

Other operating income of US$15,474 million, was US$4,339 million, or 39 per cent, higher than in 2002. Of this increase, Household contributed US$1,878 million and HSBC Mexico contributed US$599 million. On an underlying basis, and at constant exchange rates, growth in other operating income was 9 per cent, principally as a result of higher dealing profits throughout HSBC’s operations.

     The acquisitions of Household and HSBC Mexico reduced the proportion of fee revenues exposed to stock market fluctuations by bringing into the Group significant levels of account service fees (HSBC Mexico) and credit card fee income (Household). Fees from credit cards now constitute close to 24 per cent of total fees receivable compared with 13 per cent in 2002.

     Fees and commission income, excluding Household and HSBC Mexico and at constant exchange rates, increased by 4 per cent compared with 2002. In Europe, fee income increased by US$664 million, or 15 per cent, of which HFC Bank contributed US$49 million. Excluding this acquisition and at constant exchange rates, fee income increased by 2 per cent, mainly from growth in sales of creditor protection insurance, cards transactions and loan fees. Within the UK, personal loan protection premiums grew by 19 per cent, reflecting growth in mortgages and personal loans. However, this was partly offset by a decline in sales of investment and pension products, mainly reflecting uncertainty in the equity markets.

     In North America, excluding US$1,167 million and US$453 million relating to Household and HSBC Mexico respectively, fee income was marginally higher than in 2002. Growth in income from securities advisory services, deposit-related service charges and card fees were partly offset by lower earnings from mortgage servicing.

     In Hong Kong, fee income increased by US$119 million, primarily due to higher revenues from wealth management services. There was strong growth in fees from sales of unit trusts and capital guaranteed funds, which increased by US$1.6 billion in 2003. HSBC expanded its range of structured deposit products, further benefiting fee income. Revenues from securities and stockbroking also increased in line with a buoyant stock market in the second half of the year and increased market share. In addition, the insurance business generated strong results reflecting growth in new individual life business written.

Back to Contents

     HSBC’s operations in the rest of Asia-Pacific increased fee income by US$81 million with strong growth in wealth management income, reflecting higher unit trust sales and funds under management. Fee income from credit cards rose in a number of countries.

     In South America, fee income increased by 10 per cent at constant exchange rates, mainly in Brazil. The increase reflected good growth in credit-related revenue, account service fees and cards. In Argentina a decline in fee income was recorded.

     Dealing profits of US$2,178 million were US$865 million, or 66 per cent, higher than in 2002 and reflected investment in and refocusing of HSBC’s markets businesses, primarily in the US and in Europe. In Asia a wider range of structured solutions were offered to customers which boosted revenues. Acquisitions were not significant contributors to growth in this area with HSBC Mexico contributing US$103 million. Within dealing profits, there was strong growth in fixed income earnings, predominantly in Europe and Hong Kong, as a result of favourable credit spreads and strong investor demand for yield enhancement products. Foreign exchange revenues increased in both Europe and North America, with volatility in the major currencies driving sales of hedging products and sales activity generally. In Hong Kong, a greater focus on tailored solutions generated a significant increase in corporate sales during the year.

     Other operating income further benefited from expansion of the insurance businesses in Argentina and Hong Kong and growth in the rail leasing business in the UK.

Year ended 31 December 2002 compared with year ended 31 December 2001

Other operating income of US$11,135 million was in line with that of 2001, both in nominal terms and in constant currency. In both Europe and South America the nominal movements in other operating income were primarily due to currency translation. With the exception of equity market-related activities, namely broking income and custody fees, growth was achieved in virtually all elements of other operating income.

     Net fees and commissions, at US$7,824 million, were US$354 million, or 5 per cent, higher than in 2001 and represented 29 per cent of total operating income in both 2002 and 2001. At constant exchange rates, net fees and commissions were 4 per cent higher than in 2001.

     In Europe, fee income increased by US$318 million, or 8 per cent (3 per cent in constant currency), as growth in wealth management income, particularly in general and life insurance, private client, pensions and investment advisory business more than offset the lower levels of equity market-related fees. In the UK, growth of 17 per cent was achieved in HSBC branded life, pensions and investment products sold through the tied salesforce. Sales of life protection products grew by 4 per cent and creditor protection insurance by 29 per cent.

     In North America, fee income was US$24 million higher than in 2001, excluding the US$47 million increase arising from the acquisition of HSBC Mexico. Growth in fee income from the sale of annuities and mutual funds, and across a range of banking services, more than offset a lower level of broking income.

     In Hong Kong, where the demand for credit products was muted, emphasis was placed on generating fee income. A combination of initiatives meant fee income was US$92 million higher than in 2001. This was primarily due to strong growth in fees from the sale of unit trusts, including the sale of US$2.8 billion of HSBC’s capital guaranteed funds, and fees from credit cards, insurance and underwriting business. In addition, higher levels of fee income were earned from structured finance transactions.

     HSBC’s operations in the rest of Asia-Pacific grew fee income by US$43 million, with strong contributions from credit cards in Taiwan, Malaysia, Indonesia, the Middle East, Thailand and India.

     In South America, fee income fell nominally by US$170 million, though by only US$27 million at constant exchange rates. Fee earning opportunities contracted in the subdued economic environment and, in addition, the Brazilian Government moved to prohibit the charging of fees against certain accounts.

     Dealing profits at US$1,313 million were US$372 million, or 22 per cent, lower than in 2001. Within this category foreign exchange earnings grew 4 per cent to US$1,167 million and continued to demonstrate resilience across all market conditions. The deterioration was primarily in the area of interest rate trading, with earnings from debt securities

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     US$236 million lower as credit spreads on corporate bonds widened sharply in response to an erosion of market confidence caused by low earnings growth and news of corporate scandals in the United States. Dealing profits were also affected by weaknesses in the equity markets.

     Fees in debt capital markets grew strongly by 30 per cent, or US$40 million, as HSBC improved its position in European markets.

Back to Contents

Operating expenses

	Year ended 31 December

	2003						2002		2001

	Total		Household[1]		Rest of HSBC
	US$m	%	US$m	%	US$m	%	US$m	%	US$m	%
By geographical
region
Europe	9,529	44.3	299	8.8	9,230	51.1	7,878	51.6	7,288	49.0
Hong Kong	2,212	10.3	–	–	2,212	12.2	2,139	14.0	2,140	14.4
Rest of Asia-Pacific	1,741	8.1	–	–	1,741	9.6	1,528	10.0	1,397	9.4
North America	6,947	32.3	3,107	91.2	3,840	21.2	2,675	17.5	2,540	17.1
South America	1,075	5.0	–	–	1,075	5.9	1,060	6.9	1,497	10.1

	21,504	100.0	3,406	100.0	18,098	100.0	15,280	100.0	14,862	100.0

Intra-HSBC elimination	(422)		–		(422)		(326)		(257)

	21,082		3,406		17,676		14,954		14,605

Goodwill amortisation
Europe	758	52.3	23	6.0	735	68.7	651	76.2	632	79.1
Hong Kong	3	0.2	–	–	3	0.3	–		–
Rest of Asia-Pacific	35	2.4	–	–	35	3.3	33	3.9	8	1.0
North America	643	44.3	358	94.0	285	26.7	146	17.1	145	18.1
South America	11	0.8	–	–	11	1.0	24	2.8	14	1.8

	1,450	100.0	381	100.0	1,069	100.0	854	100.0	799	100.0

Total operating expenses	22,532		3,787		18,745		15,808		15,404

	Year ended 31 December

	2003			2002	2001

			Rest of
	Total	Household[1]	HSBC
	US$m	US$m	US$m	US$m	US$m
By expense category
Staff costs	12,111	1,794	10,317	8,609	8,553
Premises and equipment (excluding depreciation)	2,331	299	2,032	1,824	1,639
Other administrative expenses	5,243	1,203	4,040	3,331	3,279

Administrative expenses	19,685	3,296	16,389	13,764	13,471
Depreciation and amortisation
– tangible fixed assets	1,382	99	1,283	1,189	1,133
– intangible assets	15	11	4	1	1
– goodwill	1,450	381	1,069	854	799

Total operating expenses	22,532	3,787	18,745	15,808	15,404

	%	%	%	%	%
Cost:income ratio (excluding goodwill amortisation)	51.3	33.4	57.2	56.2	56.4

1 Since the date of acquisition.

	As at 31 December

	2003			2002	2001

			Rest of
	Total	Household	HSBC
Staff numbers (full-time equivalent)
Europe	73,943	4,075	69,868	72,260	73,326
Hong Kong	23,636	–	23,636	23,786	24,654
Rest of Asia-Pacific	31,827	–	31,827	28,630	26,259
North America	65,021	28,872	36,149	34,207	19,291
South America	28,292	–	28,292	25,522	27,519

Total staff numbers	222,719	32,947	189,772	184,405	171,049

Back to Contents

H S B C  H O L D I N G S  P L C

Financial Review (continued)

Year ended 31 December 2003 compared with year ended 31 December 2002

Growth in operating expenses of US$6,724 million, or 43 per cent, principally reflected the acquisitions of Household, US$3,787 million, and HSBC Mexico, US$964 million. Excluding the impact of these acquisitions and expressed in terms of constant currency, underlying operating expenses, excluding goodwill amortisation, were 5 per cent higher than in 2002. Virtually all of this growth was in staff costs, reflecting restructuring costs, higher social taxes and pension costs. In addition, Corporate, Investment Banking and Markets incurred higher costs reflecting expansion of the business and increased profitability. Notwithstanding this growth, the cost:income ratio of Corporate, Investment Banking and Markets improved by 3 per cent to 48.9 per cent. HSBC’s cost:income ratio excluding goodwill amortisation was 51.3 per cent for 2003, compared with 56.2 in 2002. Excluding Household, the cost:income ratio was 57.2 per cent.

     In 2003, HSBC’s Group Service Centre in Malaysia became operational. Overall, the Group’s Global Resource centres now employ in excess of 7,000 employees.

     In Europe, costs excluding goodwill amortisation increased by US$1,651 million compared with 2002, of which Household contributed US$299 million. At constant exchange rates and excluding Household and goodwill amortisation, expenses were 5 per cent higher than in 2002. This increase in expenses was primarily due to higher pension provision and employment costs, particularly in the UK, where social taxes were raised. Redundancy and property provisioning costs also increased, as HSBC restructured and relocated positions to the Group Service Centres in order to reduce its long-term staff costs. In addition, higher bonus accruals reflected stronger Global Markets revenues.

     Operating expenses in Hong Kong, excluding goodwill amortisation, were marginally higher than in 2002. Increased staff costs were mainly attributable to higher performance-related bonuses, reflecting strong Global Markets performance, and provisions for restructuring costs. Marketing expenses also rose in Personal Financial Services as Hong Kong’s economy rebounded after SARS abated. These increases were partly offset by reductions in staff numbers in Hong Kong as HSBC continued its policy of migrating back office processing functions to the Group Service Centres.

     In the rest of Asia-Pacific, costs in 2003, excluding goodwill amortisation, increased by US$213 million, or 14 per cent, compared with 2002. At constant exchange rates, the increase was 9 per cent, primarily from recruitment to support business expansion, branch opening costs, acquisitions and provisions for restructuring. In addition, the continued migration of processing activities from other regions to the Group Service Centres in India, Malaysia and mainland China added to costs.

     In North America, operating expenses, excluding goodwill amortisation, increased by US$284 million, or 11 per cent, in 2003 excluding Household and HSBC Mexico. This increase was largely driven by higher staff costs, namely pension and healthcare provisions, performance-related incentives, and expenses associated with long-term restructuring programmes. In the US during 2003, severance costs of US$47 million were recorded for expense reduction initiatives, global resourcing moves and Household integration efforts, a US$28 million increase over the prior year. In addition, costs rose from the first full year inclusion of HSBC’s high net worth personal tax advisory business. These increases were partly offset by the benefits obtained from discontinuing certain of HSBC’s government and agency securities arbitrage operations in the US, and from business disposals.

     In South America, operating expenses, excluding goodwill amortisation, were broadly in line with 2002. At constant exchange rates and excluding goodwill amortisation, costs were 6 per cent higher than in 2002. The rise in Brazil was due to higher staff costs, driven by increases in labour claims, together with higher marketing costs and increased transaction taxes on higher operating income as the personal lending portfolio was expanded. In addition, the Group’s newly acquired businesses in Brazil added to cost growth. Costs in Argentina were down on 2002, mainly because of lower severance costs.

Year ended 31 December 2002 compared with year ended 31 December 2001

Operating expenses in 2002 were US$404 million, or 3 per cent, higher than in 2001. The increase reflected organic growth, acquisitions made during 2002, and the full year effect of acquisitions and the expansion of business activities in 2001, particularly

Back to Contents

in North America and the rest of Asia Pacific. In constant currency, excluding acquisitions made in 2002 and goodwill amortisation, cost growth was 2 per cent. Goodwill amortisation increased by US$55 million, of which US$10 million was goodwill amortised on GFBital for the one month of its ownership, and US$20 million was a non-recurring charge to write-off the balance of purchased goodwill on the Group’s insurance activities in Argentina.

     In Europe, costs excluding goodwill amortisation increased by US$590 million in 2002 compared with 2001. At constant exchange rates, costs in 2002, excluding goodwill amortisation, were US$265 million or 3 per cent higher than in 2001. US$165 million of this increase was attributable to acquisitions and changes in Group structure. These comprised the full consolidation of the Merrill Lynch HSBC business from July 2002 (US$45 million), and the acquisition of Demirbank and the Benkar card business in Turkey (US$120 million). The move to the Group’s new headquarters in Canary Wharf, together with consequent increases in vacant space provisioning, added US$76 million. Costs in the UK based investment banking operations were lower as headcount was adjusted to reflect market conditions.

     In Hong Kong, costs in 2002, excluding goodwill amortisation, were in line with 2001. A fall in staff costs, following the transfer of back office processing functions to Group Service Centres in

India and mainland China, and the non-recurrence of a pension top-up in Hang Seng Bank, offset increases in costs associated with business expansion.

     In the rest of Asia-Pacific, costs excluding goodwill amortisation increased by US$131 million, or 9 per cent, in 2002 compared with 2001. This growth in costs primarily reflected a higher staff complement in Group Service Centres in India and mainland China, and the expansion of business in several countries in the region, in particular mainland China, Taiwan, the Middle East and Australia, the latter through the acquisition of NRMA.

     Operating expenses in North America, excluding goodwill amortisation, increased by US$135 million, or 5 per cent, in 2002. This increase largely arose from the acquisition of GFBital and the costs associated with the establishment of the Wealth and Tax Advisory Services (‘WTAS’) business in the US. A reduction in the costs associated with ongoing development of hsbc.com offset additional costs from the closure of the institutional equity business in Canada and the restructuring of the merchant banking business in the US.

     In South America, operating expenses, excluding goodwill amortisation, fell by US$437 million, or 29 per cent, during 2002. At constant exchange rates, operating expenses excluding goodwill amortisation were 4 per cent higher than in 2001. The increase related to industry-wide salary adjustments agreed with unions in Brazil and costs of severance as headcount reductions were made in the recessionary environment.

Bad and doubtful debts
	Year ended 31 December

	2003						2002		2001

	Total		Household[1]		Rest of HSBC
	US$m	%	US$m	%	US$m	%	US$m	%	US$m	%
By geographical region
Europe	874	14.3	180	3.9	694	45.7	569	43.1	441	21.6
Hong Kong	400	6.6	–	–	400	26.4	246	18.6	197	9.7
Rest of Asia-Pacific	85	1.4	–	–	85	5.6	89	6.7	172	8.4
North America	4,676	76.7	4,395	96.1	281	18.5	300	22.7	300	14.7
South America
Hong Kong	58	1.0	–	–	58	3.8	313	23.7	327	16.1
– additional[2]	–	–	–	–	–	–	(196)	(14.8)	600	29.5

Total charge for bad and doubtful debts	6,093	100.0	4,575	100.0	1,518	100.0	1,321	100.0	2,037	100.0

1 Since the date of acquisition.
2 Additional general (recoveries)/provision against Argentine exposures.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

	Year ended 31 December

	2003			2002	2001

			Rest of
	Total	Household[1]	HSBC
	US$m	US$m	US$m	US$m	US$m
Specific provisions
New provisions	7,777	4,773	3,004	2,678	2,566
Release of provisions no longer required	(953)	(4)	(949)	(826)	(817)
Recoveries of amounts previously written off	(610)	(307)	(303)	(180)	(285)

	6,214	4,462	1,752	1,672	1,464

General provisions
Argentine additional provision	–	–	–	(196)	600
Other	(121)	113	(234)	(155)	(27)

	(121)	113	(234)	(351)	573

Total	6,093	4,575	1,518	1,321	2,037

Customer non-performing loans	15,050	4,706	10,344	10,523	9,649
Customer bad and doubtful debt provisions	13,691	5,201	8,490	9,117	8,161

1 Since the date of acquisition.

Year ended 31 December 2003 compared with year ended 31 December 2002

The acquisition of Household significantly affected the geographical and customer segment distribution of the Group’s lending activities and, more markedly, the distribution of its credit costs. At 31 December 2003, 76 per cent of customer lending was located, fairly equally, in Europe and North America, compared with 69 per cent in 2002, with Europe two-thirds of that total. At 31 December 2003, personal lending accounted for 56 per cent of the customer loan portfolio compared with 42 per cent at 31 December 2002.

     Excluding the effect of foreign exchange translation and the acquisition of Household, over 90 per cent of loan growth in 2003, excluding the financial sector, was generated in personal lending, predominantly mortgages, credit cards and other personal products.

     Over 90 per cent of the charge for bad and doubtful debts in 2003 related to lending to the personal sector, including consumer finance, compared with 65 per cent in 2002. Similarly, over 90 per cent of the charge related to lending in the US and Europe, compared with 66 per cent in 2002.

     The charge for specific bad and doubtful debts adjusts the specific balance sheet provisions to the level that management deems adequate to absorb actual and inherent losses in the Group’s loan portfolio from homogenous portfolios of assets and individually identified customer loans. Following the acquisition of Household, the majority of specific provisions are now determined on a portfolio basis. In addition, the acquisition of Household has resulted in a significant increase in the extent to which HSBC employs statistical calculations using roll rate methodology to determine specific provisions for bad and doubtful debts. Other than this, there have been no significant changes to HSBC’s procedures in determining the various components of the charge for specific bad and doubtful debts. The charge for specific provisions in 2003 was US$6,214 million compared with US$1,672 million in 2002, an increase of US$4,542 million. New specific provisions, which increased by US$5,099 million, principally reflected the acquisitions of Household (US$4,773 million) and HSBC Mexico (US$47 million). Excluding the effect of the acquisitions, new specific provisions rose by US$249 million, or 9 per cent, compared with 2002.

     General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be individually identified as such until some time in the future. In determining the level of general provisions management takes into account historical loss experience, the estimated period between a loss occurring and that loss being identified and use their judgement as to whether current economic and credit conditions are likely to increase or reduce the actual level of inherent losses. There was a net general provision release of US$121 million in 2003, US$230 million lower than the net release of US$351 million in 2002. In Household and HSBC Mexico, general provisions were augmented by US$191 million due to growth in personal lending.

Back to Contents

Excluding this, the net release of general provisions of US$312 million was in line with that of 2002. This reflected improved underlying economic conditions, and progress made with refinancing and restructuring problem credits.

     The aggregate customer bad and doubtful debt provisions at 31 December 2003 of US$13.7 billion represented 2.66 per cent of gross customer advances (net of suspended interest, reverse repos and settlement accounts) compared with 2.68 per cent at 31 December 2002. As in 2003, HSBC cross-border exposures did not necessitate significant provisions.

     Non-performing loans (net of suspended interest) of US$15 billion at 31 December 2003 included US$5 billion relating to Household’s loan book. Excluding Household, and at constant exchange rates, there was a decrease in the level of non-performing loans (net of suspended interest) in 2003 compared with 2002 mainly as a result of the write-off of loans from the legacy portfolio acquired on the acquisition of HSBC Mexico.

Year ended 31 December 2002 compared with year ended 31 December 2001

HSBC’s customer loan portfolio continued to be well-spread both geographically and across personal and industrial sectors during 2002. The loan portfolio at constant exchange rates and excluding loans to the financial sector, grew by US$31.5 billion, or 11 per cent, during 2002 of which US$9.4 billion, or 3 per cent, arose from the acquisition of HSBC Mexico. The personal loan sector of the Group’s loan portfolio increased to 42 per cent of the aggregate at the end of 2002 compared with 40 per cent at the end of 2001. At constant exchange rates, there was growth of US$19.5 billion, mainly in Europe, North America and Asia. Of this increase, US$14.2 billion arose from residential mortgage lending.

     Changes in the concentration risk and asset quality of HSBC’s loan portfolio arose from the incorporation of the domestic loan book of HSBC Mexico. 13 per cent of HSBC Mexico’s loan book of US$9.7 billion was non-performing, including significant proportions of residential mortgage loans and unsecured personal loans. These assets became impaired during the Mexican economic crisis in the late 1990s. In addition, approximately 40 per cent of HSBC Mexico’s loan exposure was peso-denominated Mexican Government risk. HSBC Mexico also had impaired assets in the agricultural and other government-supported sectors. These loan assets were critically reviewed and provisions restated where necessary to conform with the requirements of both UK GAAP and US GAAP during the fair value exercise undertaken as at the date of acquisition of HSBC Mexico.

     Excluding HSBC Mexico, there was a decrease in the level of non-performing loans during 2002 of US$350 million. This was due to a combination of write-offs, recoveries and upgradings in Hong Kong and a number of other Asian countries, partly offset by a rise of US$813 million in non-performing loans in Europe. The European increase came primarily from a small number of individual corporate loans in the telecommunications, private healthcare, leisure and manufacturing sectors and was not indicative of a general trend. Importantly, credit quality on consumer lending remained stable. In South America, in local currency terms, there was a sharp increase in the level of individual Argentinian non-performing loans as the effects of the economic crisis manifested themselves. By the end of 2002, almost three-quarters of the non-government loan book was classified as non-performing. The impact of this was recognised in the general provision established at the end of 2001.

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

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Gains on disposal of investments

		Year ended 31 December

		2003	2002	2001
		US$m	US$m	US$m
Gains/(losses) on disposal of:
–	debt securities	161	170	170
–	equity investments	233	226	305
–	other participating interests	1	69	4
–	associates	1	47	257
–	subsidiaries	37	16	21
–	other	18	4	(3)

		451	532	754

Year ended 31 December 2003 compared with year ended 31 December 2002

During 2003, HSBC made 26 business acquisitions and completed 14 business disposals.

     HSBC’s profit on disposal of investments was US$451 million, US$81 million lower than in 2002. The profits in 2002 included gains of US$39 million on the sale of HSBC’s 50 per cent share of Lixxbail to its joint venture partner, and US$38 million on the sale of HSBC’s 6.99 per cent share in Banco Santiago S.A..

     Realised gains on the sale of debt and equity investment securities during the period were broadly in line with 2002. The reductions in interest rates and improvement in equity markets drove growth of US$59 million in the unrecognised gains on HSBC’s debt and equity investment portfolios.

Year ended 31 December 2002 compared with year ended 31 December 2001

During 2002, HSBC made 23 business acquisitions and completed 20 business disposals.

HSBC’s European results included US$213 million of profits on the sales of securities from investment portfolios, principally as HSBC adjusted its exposure to changes in interest rates. HSBC also disposed of its 50 per cent stake in Lixxbail to its joint venture partner, generating a profit of US$39 million.

     In the US, gains were taken in the first half of the year on the sale of a number of mortgage-backed and other debt securities as long-term portfolios were adjusted in response to exposures to interest rates and sovereign credit.

     HSBC’s South American results included a gain of US$38 million on the sale of HSBC’s 6.99 per cent stake in Banco Santiago S.A..

Back to Contents

Taxation

	Year ended 31 December

	2003	2002	2001
	US$m	US$m	US$m
Current taxation
UK corporation tax charge	547	684	416
Overseas taxation	2,590	1,217	1,570
Joint ventures	1	(6)	(13)
Associates	19	17	26

	3,157	1,912	1,999

Deferred taxation
Origination and reversal of timing differences	(5)	615	(176)
Effect of (increased)/decreased tax rate on opening asset	(7)	–	3
Adjustment in respect of prior periods	(25)	7	162

	(37)	622	(11)

Total charge for taxation	3,120	2,534	1,988

Effective taxation (per cent)	24.3	26.3	24.9

Standard UK corporation tax rate (per cent)	30.0	30.0	30.0

	Year ended 31 December

	2003	2002	2001
	US$m	US$m	US$m
Analysis of overall tax charge
Taxation at UK corporate tax rate of 30 per cent (2002 and 2001: 30.0 per cent)	3,845	2,895	2,400
Impact of differently taxed overseas profits in principal locations	(366)	(472)	(616)
Tax free gains	(17)	(19)	(102)
Argentine losses	(25)	87	336
Goodwill amortisation	476	261	263
Amortisation of acquisition accounting adjustments	(331)	–	–
Prior period adjustments	(230)	(90)	(167)
Other items	(232)	(128)	(126)

Overall tax charge	3,120	2,534	1,988

Year ended 31 December 2003 compared with year ended 31 December 2002

HSBC Holdings and its subsidiary undertakings in the United Kingdom provided for UK corporation tax at 30 per cent, the rate for the calendar year 2003 (2002: 30 per cent).

     HSBC’s effective tax rate of 24.3 per cent in 2003 was lower than the corporation tax rate of 30 per cent. The geographic mix of profits; fair value accounting adjustments, which are ignored for tax purposes; and prior period adjustments were the main factors which reduced the rate. These were partially offset by the effect of goodwill amortisation, which is also ignored for tax purposes, which increased the rate.

     Overseas tax included Hong Kong profits tax of US$483 million (2002: US$408 million) provided at a rate of 17.5 per cent (2002: 16 per cent) on the profits assessable in Hong Kong. Other overseas taxation was provided for in the countries of operation at the appropriate rates of taxation.

     Profits arising in North America represented a higher percentage of HSBC’s profits in 2003 compared with 2002 largely because of the acquisition of Household. US profits are taxed at a higher rate than the average for the rest of the Group and this change in mix raised the effective tax rate.

     A number of fair value acquisition accounting adjustments relating to Household and HSBC Mexico resulted in net credits to the profit and loss account with no corresponding tax charge. A more detailed explanation of the acquisition accounting adjustments is disclosed in Note 8 of the ‘Notes to the Financial Statements’.

     Prior period adjustments arose in 2003 which reduced HSBC’s overall tax charge. These related mainly to the recognition of deferred tax assets on losses, which became more likely to be utilised. The Group also reached agreement on a number of settlements. in respect of outstanding matters on prior year computations which allowed contingency reserves to be released.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     Goodwill amortisation was higher than in the previous year, mainly due to the acquisition of Household.

     At 31 December 2003 there were potential future tax benefits of US$963 million (2002: US$885 million). The potential benefits are in respect of trading losses, allowable expenditure charged to the profit and loss account but not yet allowable for tax, and capital losses which had not been recognised because realisation of the benefits was not considered more likely than not.

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

     HSBC’s effective tax rate of 26.3 per cent in 2002 was higher than that for 2001 (24.9 per cent), mainly as a result of changes in the geographic mix of profits and certain non-recurring items occurring in 2001 which reduced the 2001 rate.

     In particular, profits arising in North America represented a higher percentage of HSBC’s profits in 2002 compared with 2001 because profits in the US were abnormally suppressed in 2001 by the provision relating to the Princeton Note settlement. US profits were taxed at a higher rate than the average for the rest of the Group and thus this change in mix raised the overall tax rate of the Group.

     One-off tax-free gains arising in 2002 were less than those in 2001.

     Partly offsetting these factors, no tax relief was assumed in respect of the bad debt provision and other losses relating to Argentina. These losses and provisions were lower in 2002 than in 2001. This had the effect of increasing the aggregate tax rate in both 2002 and 2001, though to a lesser extent in 2002.

     In 2002, prior year adjustments which resulted in a reduction in the tax rate, mainly relating to audit settlements, were less than similar adjustments in 2001.

     At 31 December 2002 there were potential future tax benefits of US$885 million (2001: US$906 million). The potential benefits were in respect of trading losses, allowable expenditure charged to the profit and loss account but not yet allowable for tax, and capital losses which had not been recognised because realisation of the benefits was not considered more likely than not.

Back to Contents

Asset deployment

	At 31 December

	2003		2002	[1]
	US$m	%	US$m		%
Loans and advances to customers	528,977	51.6	352,344		47.1
Loans and advances to banks	117,173	11.5	95,496		12.7
Debt securities	205,722	20.1	175,730		23.5
Treasury bills and other eligible bills	20,391	2.0	18,141		2.4
Equity shares	12,879	1.3	7,664		1.0
Goodwill and intangible assets	28,640	2.8	17,192		2.3
Other	109,447	10.7	82,593		11.0

	1,023,229	100.0	749,160		100.0

Hong Kong Government certificates of indebtedness	10,987		9,445

	1,034,216		758,605

Loans and advances to customers include:
– reverse repos	17,777		12,545
– settlement accounts	8,594		8,385

Loans and advances to banks include:
– reverse repos	23,220		18,736
– settlement accounts	7,039		4,717

1	Figures for 2002 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38
‘ Accounting for ESOP trusts’, details of which are set out in Note 1 in the ‘Notes on the Financial Statements’ on pages 239 to 240.

Year ended 31 December 2003 compared with year ended 31 December 2002

HSBC’s total assets (excluding Hong Kong Government certificates of indebtedness) at 31 December 2003 were US$1,023 billion, an increase of US$274 billion, or 37 per cent, since 31 December 2002. Of this increase, US$131 billion were assets (including the related goodwill) added as at the date of the acquisition of Household. Excluding this and at constant exchange rates, total assets grew by US$92 billion or 11 per cent.

     The impact of Household on asset mix by geography and customer type, which was operating primarily in North America in personal financial services, is also significant and is illustrated in the table below.

	31 December	31 December
	2003	2002
	%	%
Loans and advances to customers (gross)
Europe	39.6	46.5
North America	36.5	22.1
Hong Kong and rest of Asia-Pacific	22.9	30.4
South America	1.0	1.0

	100.0	100.0

Personal and consumer lending	56.2	42.3

     At 31 December 2003, HSBC’s balance sheet remained highly liquid, reflecting continued strong growth in customer deposits. Notwithstanding the acquisition of Household, the proportion of assets deployed in customer advances rose modestly from 47 per cent to 52 per cent. As a result of the Household acquisition, lending in Europe and North America rose to over 75 per cent of the total lending portfolio.

     Foreign exchange translation had a significant impact on reported growth within the balance sheet, as the US dollar weakened by 9.7 per cent and by 16.8 per cent over the year against sterling and the euro respectively.

     At constant exchange rates, gross loans and advances to customers (excluding loans to the financial sector and settlement accounts) were US$145 billion higher than at 31 December 2002. Of this growth, US$108 billion related to loans outstanding at the time Household was acquired.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     Growth in lending in 2003 was concentrated in the personal sector. Excluding loans outstanding at the time Household was acquired, and at constant exchange rates, personal lending increased by US$34 billion, or 21 per cent, compared with 31 December 2002. This was mainly as a result of increased mortgage lending in the UK and the US, the acquisitions in Brazil and New Zealand, and post-acquisition growth in Household, where lending grew at an annualised 11 per cent following acquisition.

     Commercial and corporate lending, excluding lending to governments, grew by under 2 per cent as corporate demand for credit remained subdued and HSBC maintained its cautious lending criteria. Surplus funds from increased customer deposits in most geographic regions were increasingly deployed in investment securities in order to diversify risk concentration away from interbank lending.

     In Europe, growth in assets was driven primarily by increased mortgage lending in the UK, the post-acquisition growth in personal lending in HFC Bank and higher balances from trading activities in the UK and France. In addition, there was strong growth in consumer credit in the UK and secured lending in Switzerland driven by private banking customers seeking to maximise the overall earnings potential of their investments by borrowing to reinvest in higher returning securities.

     In Hong Kong there was only modest growth in customer lending against a backdrop of weak consumer demand, the impact of SARS and intense competition in the mortgage market. Additionally, loan balances under the Hong Kong Government Home Ownership Scheme continued to fall following the suspension of this programme in 2001. Encouragingly, however, there was a 5 per cent growth in commercial and corporate lending, particularly in the second half of the year, as business confidence improved post-SARS, and initiatives announced by the mainland government to eliminate restrictions on tourists entering Hong Kong took effect.

     In the rest of Asia-Pacific, growth in assets was also driven by increased personal customer advances. At constant exchange rates, personal lending increased by 33 per cent compared with 31 December 2002, mainly as a result of increased mortgage lending in Australia and New Zealand, where HSBC acquired the AMP Bank’s mortgage business, and in Korea, Singapore, India, Malaysia and Taiwan. Other personal lending increased in most countries in the region.

     In North America, the increase in total assets (excluding that relating to the acquisition of Household) was primarily in residential mortgages and other personal lending in both the US and Canada, as customers took the opportunity to consolidate their debt and re-mortgage at the lower prevailing interest rates.

     In South America, growth in total assets reflected the inclusion of the consumer lending portfolios of Losango and the ex-Lloyds TSB corporate lending portfolio.

     At 31 December 2003, assets held by the Group as custodian amounted to US$1,869 billion. Custody is the safekeeping and administration of securities and financial instruments on behalf of others. Funds under management amounted to US$399 billion at 31 December 2003.

Debt securities and equity shares

Debt securities held on an accruals basis in the investment book at 31 December 2003 showed an aggregate unrecognised gain, net of off-balance sheet hedges, of US$1,160 million compared with an unrecognised gain of US$1,278 million at 31 December 2002. Equity shares included US$5,390 million held on investment account, compared with US$4,284 million at 31 December 2002, on which there was an unrecognised gain of US$827 million, compared with a gain of US$473 million at 31 December 2002.

Funds under management

Funds under management of US$399 billion were US$47 billion, or 13 per cent, higher than at 30 June 2003 and US$93 billion, or 30 per cent, higher than at the end of 2002. During the year both the asset management and private banking businesses reported net fund inflows. The weakening of the US dollar benefited the translation of sterling and euro-denominated funds, and contributed to the positive market performance which resulted from the upturn in global equity markets. As at 31 December 2003, HSBC’s asset management business, including affiliates, reported funds under management of US$193 billion, and the private banking business reported funds under management of US$169 billion.

Back to Contents

	2003	2002
	US$bn	US$bn
Funds under management
At 1 January 2003	306	284
Additions	136	116
Withdrawals	(94)	(86)
Value change	25	(26)
Exchange and other	26	18

At 31 December 2003	399	306

Economic profit

HSBC’s internal performance measures include economic profit, a measure which compares the return on the financial capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices its cost of capital internally and the difference between that cost and post-tax profit attributable to ordinary shareholders represents the amount of economic profit generated. Economic profit is used by management as one of the measures to decide where to allocate resources so that they will be most productive. Internally HSBC emphasises the trend in economic profit within business units rather than absolute amounts in order to concentrate on external factors rather than measurement bases. As a result of this, HSBC has consistently used a benchmark cost of capital of 12.5 per cent on a consolidated basis. Given recent changes in interest rates and in the composition of HSBC, HSBC believes that its true cost of capital on a consolidated basis is now approximately 10 per cent, and this rate will be adopted from 2004 onwards within the Group’s new strategic plan. HSBC has used the figure of 12.5 per cent for the duration of the current five year strategic plan period, which expired at the end of last year, in order to ensure consistency and to help comparability.

     On this basis, economic profit increased fourfold to US$934 million, compared with 2002, reflecting the benefit of Household and HSBC Mexico in 2003 as well as organic improvement. Measurement of economic profit involves a number of assumptions and, therefore, management believes that the trend over time is more relevant than the absolute economic profit reported for a single period.

		Year ended 31 December

		2003		2002
		US$m	% [1]	US$m [4]	% [1]
Average shareholders' funds		67,585		50,266
Add:	cumulative goodwill written off and amortised	8,172		6,554
	dividends declared but not paid	1,773		953
Less:	property revaluation reserves	(1,824)		(2,180)

Average invested capital[2]		75,706		55,593

Profit after tax		9,696	12.8	7,116	12.8
Add:	goodwill amortisation	1,585	2.1	863	1.6
	depreciation charged on property revaluations	38	–	80	0.1
Less:	equity minority interest	(487)	(0.6)	(505)	(0.9)
	preference dividends	(435)	(0.6)	(372)	(0.7)

Return on invested capital[3]		10,397	13.7	7,182	12.9

Benchmark cost of capital		(9,463)	(12.5)	(6,949)	(12.5)

Economic profit/spread		934	1.2	233	0.4

1	Expressed as a percentage of average invested capital.
2	Average invested capital is measured as shareholders’ funds after adding back goodwill amortised and goodwill previously written-off directly to reserves and after deducting property revaluation reserves. This measure reflects capital initially invested and subsequent profit (excluding goodwill amortisation).
3	Return on invested capital is based on attributable profit excluding goodwill amortisation adjusted for depreciation attributable to revaluation surpluses.
4	Figures for 2002 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1 in the ‘Notes on the Financial Statements’ on pages 239 to 240

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Analysis by customer group and by geographical region

By customer group:

Profit/(loss) excluding goodwill amortisation

	Year ended 31 December 2003

Total	Personal Financial Services US$m	Consumer Finance US$m [4]	Total Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m [5]	Inter- segment elimination US$m	Total US$m

Net interest income	8,654	8,289	16,943	4,196	3,899	574	(14)	–	25,598

Dividend income	6	12	18	3	161	3	37	–	222
Net fees and commissions	3,623	1,219	4,842	2,256	2,315	822	159	–	10,394
Dealing profits	133	–	133	118	1,764	209	(46)	–	2,178
Other income	865	674	1,539	597	810	50	892	(1,208)	2,680

Other operating income	4,627	1,905	6,532	2,974	5,050	1,084	1,042	(1,208)	15,474

Operating income	13,281	10,194	23,475	7,170	8,949	1,658	1,028	(1,208)	41,072
Operating expenses
excluding goodwill
amortisation[1]	(8,263)	(3,397)	(11,660)	(3,778)	(4,378)	(1,149)	(1,325)	1,208	(21,082)

Operating profit/(loss)
before provisions[1]	5,018	6,797	11,815	3,392	4,571	509	(297)	–	19,990
Provisions for bad and
doubtful debts	(1,058)	(4,575)	(5,633)	(274)	(297)	(2)	113	–	(6,093)
Provisions for contingent
liabilities and
commitments	(19)	–	(19)	14	(53)	(2)	25	–	(35)
Loss from foreign currency
redenomination in
Argentina	–	–	–	–	–	–	(9)	–	(9)
Amounts written off fixed
asset investments	(18)	–	(18)	–	(91)	(3)	6	–	(106)

Operating profit/(loss)[1]	3,923	2,222	6,145	3,132	4,130	502	(162)	–	13,747
Share of operating profit in
joint ventures[2]	11	–	11	–	8	–	–	–	19
Share of operating profit in
associates[2]	47	–	47	20	80	–	74	–	221
Gains on disposal of
investments and tangible
fixed assets	27	3	30	6	225	61	92	–	414

Profit/(loss) on ordinary
activities before tax[3]	4,008	2,225	6,233	3,158	4,443	563	4	–	14,401

	%	%	%	%	%	%	%		%
Share of HSBC’s pre-tax
profits[3]	27.8	15.5	43.3	21.9	30.9	3.9	–		100.0
Cost:income ratio[1]	62.2	33.3	49.7	52.7	48.9	69.3	128.9		51.3

	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet
data[6]
Loans and advances to
customers (net)	173,613	116,409	290,022	103,495	115,092	18,109	2,259		528,977
Total assets[7]	206,721	145,383	352,104	128,093	462,998	54,510	25,524		1,023,229
Customer accounts	290,540	232	290,772	111,515	119,335	50,951	557		573,130
The following assets and
liabilities were
significant to customer
groups as noted:
Loans and advances to banks
(net)					101,277
Debt securities, treasury bills
and other eligible bills					186,139
Deposits by banks					65,882
Debt securities in issue		110,905

Goodwill amortisation:
1 excluded from (1) above	249	379	628	263	272	282	5		1,450
2 excluded from (2) above	1	–	1	–	135	–	(1)		135
3 excluded from (3) above	250	379	629	263	407	282	4		1,585

For other footnotes, see page 65.

Back to Contents

Profit/(loss) excluding goodwill amortisation (continued)

	Year ended 31 December 2002

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	7,429	3,835	3,700	549	(53)	–	15,460

Dividend income	6	6	230	2	34	–	278
Net fees and commissions	2,979	1,934	2,164	623	124	–	7,824
Dealing profits	50	107	1,008	137	11	–	1,313
Other income	788	463	610	102	905	(1,148)	1,720

Other operating income	3,823	2,510	4,012	864	1,074	(1,148)	11,135

Operating income	11,252	6,345	7,712	1,413	1,021	(1,148)	26,595

Operating expenses excluding goodwill amortisation[1]	(6,973)	(3,153)	(3,899)	(987)	(1,090)	1,148	(14,954)

Operating profit/(loss) before provisions[1,8]	4,279	3,192	3,813	426	(69)	–	11,641

Provisions for bad and doubtful debts	(857)	(269)	(184)	(5)	(6)	–	(1,321)
Provisions for contingent liabilities and commitments	(42)	19	12	(21)	(7)	–	(39)
Loss from foreign currency redenomination in
Argentina	–	–	–	–	(68)	–	(68)
Amounts written off fixed asset investments	(2)	3	(109)	(22)	(194)	–	(324)

Operating profit/(loss)[1,8]	3,378	2,945	3,532	378	(344)	–	9,889

Share of operating profit/(loss) in joint ventures[2]	(23)	3	2	(1)	–	–	(19)
Share of operating profit in associates[2]	17	15	45	(10)	68	–	135
Gains on disposal of investments
and tangible fixed assets	19	51	317	46	75	–	508

Profit/(loss) on ordinary activities before tax[3,8]	3,391	3,014	3,896	413	(201)	–	10,513

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3,8]	32.3	28.7	37.1	3.8	(1.9)		100.0
Cost:income ratio[1,8]	62.0	49.7	50.6	69.9	106.8		56.2

	US$m	US$m	US$m	US$m	US$m		US$m

Selected balance sheet data[6]
Loans and advances to customers
(net)	143,696	90,562	101,770	14,115	2,201		352,344
Total assets[7,9]	171,496	113,525	394,542	48,346	21,251		749,160
Customer accounts	257,880	92,884	95,351	49,012	311		495,438
The following assets and liabilities
were significant to Corporate,
Investment Banking and Markets:
Loans and advances banks (net)			80,870
Debt securities, treasury bills and
other eligible bills			162,583
Deposits by banks			48,895

Goodwill amortisation:
1 excluded from (1) above	186	168	236	264	–		854
2 excluded from (2) above	–	–	8	–	1		9
3 excluded from (3) above	186	168	244	264	1		863

For other footnotes, see page 65.

Back to Contents

HSBC HOLDINGS PLC

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation (continued)

	Year ended 31 December 2001

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	6,828	3,821	3,419	577	80	–	14,725

Dividend income	5	7	138	4	32	–	186
Net fees and commissions	2,877	1,751	2,140	602	100	–	7,470
Dealing profits	53	103	1,411	124	(6)	–	1,685
Other income	806	422	568	87	996	(1,057)	1,822

Other operating income	3,741	2,283	4,257	817	1,122	(1,057)	11,163

Operating income	10,569	6,104	7,676	1,394	1,202	(1,057)	25,888

Operating expenses excluding goodwill amortisation[1]	(6,477)	(3,116)	(3,920)	(919)	(1,230)	1,057	(14,605)

Operating profit/(loss) before provisions[1]	4,092	2,988	3,756	475	(28)	–	11,283

Provisions for bad and doubtful debts	(767)	(662)	(34)	24	(598)	–	(2,037)

Provisions for contingent liabilities and commitments	(17)	16	(14)	(46)	(588)	–	(649)

Loss from foreign currency
redenomination in Argentina	–	–	–	–	(520)	–	(520)

Amounts written off fixed asset investments	(5)	(1)	(72)	(2)	(45)	–	(125)

Operating profit/(loss)[1]	3,303	2,341	3,636	451	(1,779)	–	7,952

Share of operating profit/(loss) in
joint ventures[2]	(99)	6	10	–	–	–	(83)
Share of operating profit in
associates[2]	43	28	33	–	60	–	164
Gains on disposal of investments
and tangible fixed assets	210	10	354	5	195	–	774

Profit/(loss) on ordinary activities before tax[3]	3,457	2,385	4,033	456	(1,524)	–	8,807

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]	39.3	27.1	45.8	5.2	(17.4)		100.0
Cost:income ratio[1]	61.3	51.0	51.1	65.9	102.3		56.4

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[6]

Loans and advances to customer (net)	113,844	81,999	99,260	12,137	1,409		308,649
Total assets[7,9]	138,908	101,002	374,282	52,135	20,581		686,908
Customer accounts	228,931	81,038	88,618	51,199	205		449,991
The following assets and liabilities
were significant to Corporate,
Investment Banking and Markets:
Loans and advances to
banks (net)			83,312
Debt securities, treasury bills and
other eligible bills			155,330
Deposits by banks			49,785

Goodwill amortisation:
1 excluded from (1) above	179	157	204	249	10		799
2 excluded from (2) above	(1)	2	6	–	1		8
3 excluded from (3) above	178	159	210	249	11		807

For other footnotes, see page 65.

Back to Contents

Personal Financial Services

Profit/(loss) excluding goodwill amortisation

	Year ended 31 December

	2003			2002	2001

	Total
	Personal		Personal	Personal	Personal
	Financial	Consumer	Financial	Financial	Financial
	Services	Finance [4]	Services	Services	Services
	US$m	US$m	US$m	US$m	US$m

Net interest income	16,943	8,289	8,654	7,429	6,828

Dividend income	18	12	6	6	5
Net fees and commissions	4,842	1,219	3,623	2,979	2,877
Dealing profits	133	–	133	50	53
Other income	1,539	674	865	788	806

Other operating income	6,532	1,905	4,627	3,823	3,741

Operating income	23,475	10,194	13,281	11,252	10,569

Operating expenses excluding goodwill amortisation[1]	(11,660)	(3,397)	(8,263)	(6,973	(6,477)

Operating profit before provisions[1,8]	11,815	6,797	5,018	4,279	4,092
Provisions for bad and doubtful debts	(5,633)	(4,575)	(1,058)	(857)	(767)
Provisions for contingent
liabilities and commitments	(19)	–	(19)	(42)	(17)
Amounts written off fixed
asset investments	(18)	–	(18)	(2)	(5)

Operating profit[1,8]	6,145	2,222	3,923	3,378	3,303

Share of operating profit/(loss) in joint ventures[2]	11	–	11	(23)	(99)
Share of operating profit in associates[2]	47	–	47	17	43
Gains on disposal of investments and
tangible fixed assets	30	3	27	19	210

Profit on ordinary activities before tax[3,8]	6,233	2,225	4,008	3,391	3,457

By geographic region:
Europe	1,424	157	1,267	987	1,091
Hong Kong	1,740	–	1,740	1,705	1,631
Rest of Asia-Pacific	158	–	158	127	80
North America	2,938	2,068	870	605	593
South America	(27)	–	(27)	(33)	62

Profit on ordinary activities before tax[3,8]	6,233	2,225	4,008	3,391	3,457

	%	%	%	%	%
Share of HSBC’s pre-tax profits[3,8]	43.3	15.5	27.8	32.3	39.3
Cost:income ratio[1,8]	49.7	33.3	62.2	62.0	61.3
	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[6]
Loans and advances to
customers (net)	290,022	116,409	173,613	143,696	113,844
Total assets[7]	352,104	145,383	206,721	171,496	138,908
Customer accounts	290,772	232	290,540	257,880	228,931
The following liabilities were significant to
Consumer Finance:
Debt securities in issue		110,905

Goodwill amortisation:
1 excluded from (1) above	628	379	249	186	179
2 excluded from (2) above	1	–	1	–	(1)
3 excluded from (3) above	629	379	250	186	178

For other footnotes, see page 65.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Commercial Banking and Corporate, Investment Banking and Markets

Profit/(loss) excluding goodwill amortisation

				Corporate, Investment Banking
	Commercial Banking			and Markets
	Year ended 31 December			Year ended 31 December

	2003	2002	2001	2003	2002	2001
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	4,196	3,835	3,821	3,899	3,700	3,419

Dividend income	3	6	7	161	230	138
Net fees and commissions	2,256	1,934	1,751	2,315	2,164	2,140
Dealing profits	118	107	103	1,764	1,008	1,411
Other income	597	463	422	810	610	568

Other operating income	2,974	2,510	2,283	5,050	4,012	4,257

Operating income	7,170	6,345	6,104	8,949	7,712	7,676
Operating expenses excluding goodwill
amortisation[1]	(3,778)	(3,153)	(3,116)	(4,378)	(3,899)	(3,920)

Operating profit before provisions[1,8]	3,392	3,192	2,988	4,571	3,813	3,756
Provisions for bad and doubtful debts	(274)	(269)	(662)	(297)	(184)	(34)
Provisions for contingent liabilities and
commitments	14	19	16	(53)	12	(14)
Amounts written off fixed asset
investments	–	3	(1)	(91)	(109)	(72)

Operating profit[1,8]	3,132	2,945	2,341	4,130	3,532	3,636
Share of operating profit in joint
ventures[2]	–	3	6	8	2	10
Share of operating profit in associates[2]	20	15	28	80	45	33
Gains on disposal of investments and
tangible fixed assets	6	51	10	225	317	354

Profit on ordinary activities before tax[3,8]	3,158	3,014	2,385	4,443	3,896	4,033

By geographic region:
Europe	1,303	1,344	986	1,623	1,438	1,438
Hong Kong	711	733	726	1,275	1,226	1,244
Rest of Asia-Pacific	450	423	277	732	706	725
North America	595	435	410	837	494	441
South America	99	79	(14)	(24)	32	185

Profit on ordinary activities before tax[3,8]	3,158	3,014	2,385	4,443	3,896	4,033

	%	%	%	%	%	%
Share of HSBC’s pre-tax profits[3,8]	21.9	28.7	27.1	30.9	37.1	45.8
Cost:income ratio[1,8]	52.7	49.7	51.0	48.9	50.6	51.1

	US$m	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[6]
Loans and advances to customers (net)	103,495	90,562	81,999	115,092	101,770	99,260
Total assets[7]	128,093	113,525	101,002	462,998	394,542	374,282
Customer accounts	111,515	92,884	81,038	119,335	95,351	88,618
The following assets and liabilities were
significant to Corporate, Investment
Banking and Markets:
Loans and advances to banks (net)				101,277	80,870	83,312
Debt securities, treasury bills and
other eligible bills				186,139	162,583	155,330
Deposits by banks				65,882	48,895	49,785

Goodwill amortisation:
1 excluded from (1) above	263	168	157	272	236	204
2 excluded from (2) above	–	–	2	135	8	6
3 excluded from (3) above	263	168	159	407	244	210

For other footnotes, see page 65.

Back to Contents

Private Banking and Other

Profit/(loss) excluding goodwill amortisation

	Private Banking			Other[5]
	Year ended 31 December			Year ended 31 December

	2003	2002	2001	2003	2002	2001
	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	574	549	577	(14)	(53)	80

Dividend income	3	2	4	37	34	32
Net fees and commissions	822	623	602	159	124	100
Dealing profits	209	137	124	(46)	11	(6)
Other income	50	102	87	892	905	996

Other operating income	1,084	864	817	1,042	1,074	1,122

Operating income	1,658	1,413	1,394	1,028	1,021	1,202
Operating expenses excluding goodwill
amortisation[1]	(1,149)	(987)	(919)	(1,325)	(1,090)	(1,230)

Operating profit/(loss) before provisions[1,8]	509	426	475	(297)	(69)	(28)
Provisions for bad and doubtful debts	(2)	(5)	24	113	(6)	(598)
Provisions for contingent liabilities and
commitments	(2)	(21)	(46)	25	(7)	(588)
Loss from foreign currency
redenomination in Argentina	–	–	–	(9)	(68)	(520)
Amounts written off fixed asset
investments	(3)	(22)	(2)	6	(194)	(45)

Operating profit/(loss)[1,8]	502	378	451	(162)	(344)	(1,779)
Share of operating profit/(loss) in joint
ventures[2]	–	(1)	–	–	–	–
Share of operating profit/(loss) in
associates[2]	–	(10)	–	74	68	60
Gains on disposal of investments and
tangible fixed assets	61	46	5	92	75	195

Profit/(loss) on ordinary activities before tax[3,8]	563	413	456	4	(201)	(1,524)

By geographic region:
Europe	339	236	310	173	155	357
Hong Kong	127	107	84	(123)	(61)	198
Rest of Asia-Pacific	36	25	(16)	50	12	30
North America	63	57	81	(176)	(207)	(877)
South America	(2)	(12)	(3)	80	(100)	(1,232)

Profit on ordinary activities before tax[3,8]	563	413	456	4	(201)	(1,524)

	%	%	%	%	%	%
Share of HSBC’s pre-tax profits[3,8]	3.9	3.8	5.2	–	(1.9)	(17.4)
Cost:income ratio[1,8]	69.3	69.9	65.9	128.9	106.8	102.3

	US$m	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[6]
Loans and advances to customers (net)	18,109	14,115	12,137	2,259	2,201	1,409
Total assets[7,9]	54,510	48,346	52,135	25,524	21,251	20,581
Customer accounts	50,951	49,012	51,199	557	311	205

Goodwill amortisation:
1 excluded from (1) above	282	264	249	5	–	10
2 excluded from (2) above	–	–	–	(1)	1	1
3 excluded from (3) above	282	264	249	4	1	11

For other footnotes, see page 65.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

By geographical region:

In the analysis of profit by geographical region which follows, operating income and operating expenses include intra-HSBC items of US$422 million in 2003, US$326 million in 2002 and US$257 million in 2001.

Profit/(loss) on ordinary activities before tax

	Year ended 31 December

	2003						2002		2001

	Total		Household[10]		Rest of HSBC
	US$m	%	US$m	%	US$m	%	US$m	%	US$m	%

Europe	3,969	30.9	134	7.3	3,835	34.9	3,500	36.3	3,542	44.3
Hong Kong	3,728	29.1	–	–	3,728	33.9	3,710	38.4	3,883	48.5
Rest of Asia-
Pacific	1,391	10.9	–	–	1,391	12.7	1,260	13.1	1,088	13.6
North America	3,613	28.2	1,693	92.7	1,920	17.5	1,238	12.8	503	6.3
South America	115	0.9	–	–	115	1.0	(58)	(0.6)	(1,016)	(12.7)

Total	12,816	100.0	1,827	100.0	10,989	100.0	9,650	100.0	8,000	100.0

Included within
the above:
Princeton
settlement[11]	–	–	–	–	–	–	–	–	(575)	(7.2)
Argentina
provisions[12]	(9)	(0.1)	–	–	(9)	(0.1)	–	–	(1,120)	(14.0)

Profit/(loss) on ordinary activities before tax excluding goodwill amortisation

	Year ended 31 December

	2003						2002		2001

	Total		Household[10]		Rest of HSBC
	US$m	%	US$m	%	US$m	%	US$m	%	US$m	%

Europe	4,862	33.7	157	7.1	4,705	38.6	4,160	39.5	4,182	47.5
Hong Kong	3,730	25.9	–	–	3,730	30.6	3,710	35.3	3,883	44.1
Rest of Asia-
Pacific	1,426	9.9	–	–	1,426	11.7	1,293	12.3	1,096	12.4
North America	4,257	29.6	2,051	92.9	2,206	18.1	1,384	13.2	648	7.4
South America	126	0.9	–	–	126	1.0	(34)	(0.3)	(1,002)	(11.4)

Total	14,401	100.0	2,208	100.0	12,193	100.0	10,513	100.0	8,807	100.0

Included within
the above:
Princeton
settlement[11]	–	–	–	–	–	–	–	–	(575)	(6.5)
Argentina
provisions[12]	(9)	(0.1)	–	–	(9)	(0.1)	–	–	(1,120)	(12.7)

Total assets

	At 31 December

	2003						2002[8]

	Total		Household[10]		Rest of HSBC
	US$m	%	US$m	%		%	US$m	%

Europe	425,312	41.6	10,665	7.2	414,647	47.4	341,569	45.6
Hong Kong[7]	197,487	19.3	-	-	197,487	22.5	180,433	24.1
Rest of Asia-Pacific	98,081	9.6	–	-	98,081	11.2	76,635	10.2
North America	289,800	28.3	136,727	92.8	153,073	17.5	142,032	19.0
South America	12,549	1.2	–	-	12,549	1.4	8,491	1.1

Total	1,023,229	100.0	147,392	100.0	875,837	100.0	749,160	100.0

For above footnotes, see page 65

Back to Contents

Basis of preparation and Footnotes to ‘Analysis by customer group and by geographical region’

Basis of preparation

The results are presented in accordance with the accounting policies used in the preparation of HSBC’s consolidated financial statements. HSBC’s operations are closely integrated and, accordingly, the presentation of customer group data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and head office functions, to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity.

     Where relevant, income and expense amounts presented include the results of intra-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm’s-length terms. Intra-segment funding and placements of surplus funds are generally undertaken at market interest rates.

Footnotes to ‘Analysis by customer group and by geographic region’

12,3,	Goodwill amortisation excluded from profit/(loss) is disclosed in the tables on pages 58 to 63.

4	Comprises Household’s consumer finance activities since the date of acquisition.

5	The main items reported under ‘Other’ are the income and expenses of wholesale insurance operations, certain property activities, unallocated investment activities including hsbc.com, centrally held investment companies and HSBC’s holding company and financing operations. The results include net interest earned on free capital held centrally and operating costs incurred by the head office operations in providing stewardship and central management services to HSBC. Net fees and commissions and other income of the Group’s wholesale insurance operations amounted to US$382 million in 2003 (2002:US$324 million; 2001: US$297 million).

6	Third party only.

7	Excluding Hong Kong Government certificates of indebtedness.

8	In 2003, North America implemented a revised funds transfer pricing system to transfer interest rate risk from the business units to Corporate, Investment Banking and Markets. The figures for 2002 have been restated to reflect the impact of transfer pricing had it been in place on a similar basis. The effect on the figures for 2001 is immaterial.

9	The figures for ‘Total assets’ for 2002 and 2001, and for total assets for ‘Other’ for 2002 and 2001, have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’ and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1 of the ‘Notes on the Financial Statements’ on pages 239 to 240 .

10	Since the date of acquisition.

11	Deducted in arriving at the profit on ordinary activities before tax of North America.

12	Deducted in arriving at the profit on ordinary activities before tax of South America.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Europe

Profit/(loss) before tax excluding goodwill amortisation
	Year ended 31 December

	2003	2002	2001
	US$m	US$m	US$m

Personal Financial Services	1,267	987	1,091

United Kingdom	1,050	826	906
France	165	139	133
Other	52	22	52

Consumer Finance[1]	157	–	–

United Kingdom	157	–	–
France	–	–	–
Other	–	–	–

Total Personal Financial Services	1,424	987	1,091

United Kingdom	1,207	826	906
France	165	139	133
Other	52	22	52

Commercial Banking	1,303	1,344	986

United Kingdom	939	929	742
France	257	325	186
Other	107	90	58

Corporate, Investment Banking and Markets	1,623	1,438	1,438

United Kingdom	1,234	1,118	1,188
France	129	147	52
Other	260	173	198

Private Banking	339	236	310

United Kingdom	73	88	114
France	21	8	33
Other	245	140	163

Other	173	155	357

United Kingdom	139	176	196
France	12	(130)	83
Other	22	109	78

Total[2]	4,862	4,160	4,182

United Kingdom	3,592	3,137	3,146
France	584	489	487
Other	686	534	549

1 Comprises Household since the date of acquisition.
2 Goodwill amortisation excluded:
- arising on subsidiaries	758	651	632
- arising on associates and joint ventures	135	9	8
- total	893	660	640

Back to Contents

Profit before tax
	Year ended 31 December

	2003			2002	2001

			Rest of
	Total	Household [1]	HSBC
Europe	US$m	US$m	US$m	US$m	US$m
Net interest income	7,540	438	7,102	6,343	5,563

Dividend income	150	–	150	211	116
Net fees and commissions	5,192	49	5,143	4,528	4,210
Dealing profits	960	–	960	508	708
Other income	1,253	149	1,104	1,025	1,022

Other operating income	7,555	198	7,357	6,272	6,056

Total operating income	15,095	636	14,459	12,615	11,619

Staff costs	(5,576)	(146)	(5,430)	(4,425)	(4,227)
Premises and equipment	(1,058)	(56)	(1,002)	(966)	(786)
Other	(2,068)	(70)	(1,998)	(1,763)	(1,619)
Depreciation and intangible asset amortisation.	(827)	(27)	(800)	(724)	(656)

	(9,529)	(299)	(9,230)	(7,878)	(7,288)
Goodwill amortisation	(758)	(23)	(735)	(651)	(632)

Operating expenses	(10,287)	(322)	(9,965)	(8,529)	(7,920)

Operating profit before provisions	4,808	314	4,494	4,086	3,699
Provisions for bad and doubtful debts	(874)	(180)	(694)	(569)	(441)
Provisions for contingent liabilities and
commitments	(33)	–	(33)	(15)	(30)
Amounts written off fixed asset investments	(64)	–	(64)	(267)	(90)

Operating profit	3,837	134	3,703	3,235	3,138
Share of operating loss in joint venture	(127)	–	(127)	(26)	(79)
Share of operating profit/(loss) in associates	47	–	47	3	42
Gains on disposal of investments and
tangible fixed assets	212	–	212	288	441

Profit on ordinary activities before tax	3,969	134	3,835	3,500	3,542

	%	%	%	%	%
Share of HSBC’s pre-tax profits (excluding
goodwill amortisation)	33.7	1.0	32.7	39.5	47.5
Share of HSBC’s pre-tax profits	30.9	1.0	29.9	36.3	44.3
Cost:income ratio (excluding goodwill
amortisation)	63.1	47.0	63.8	62.4	62.7
Period-end staff numbers (full-time equivalent)	73,943	4,075	69,868	72,260	73,326

	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	210,605	8,452	202,153	164,701	133,380
Loans and advances to banks (net)	51,783	27	51,756	39,373	40,641
Debt securities, treasury bills and other
eligible bills	82,656	66	82,590	71,446	66,255
Total assets[3]	425,312	10,665	414,647	341,569	297,066
Deposits by banks	47,500	831	46,669	34,559	36,908
Customer accounts	242,724	231	242,493	197,362	169,371

1	Since the date of acquisition.
2	Third party only.
3	Figures for 2002 and 2001 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1 in the ‘Notes on the Financial Statements’ on pages 239 to 240.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Year ended 31 December 2003 compared with year ended 31 December 2002

The UK economy expanded by 2.3 per cent in 2003. After a slow first six months, growth accelerated in the third quarter and that momentum continued into the final months of the year. Growth in consumer spending slowed during the course of the year but nevertheless remained robust and, in particular, the housing market and household appetite to borrow remained strong. However, low real income growth, together with the expectation of further rises in interest rates, are expected to dampen household activity in the forthcoming months. Elsewhere, there are a few encouraging signs that industrial activity in particular and corporate confidence in general is starting to improve from a low base. Going forward, stronger global demand, if maintained, should provide a boost to the corporate sector.

     Having slipped into recession in the first half of the year, the eurozone economy returned to growth in the second half, expanding by 0.4 per cent quarter-on-quarter in the third quarter and by 0.3 per cent in the fourth quarter. Once again, however, it was stronger exports that drove the third quarter improvement, while the domestic economies remained subdued. Consumer spending was flat and investment contracted for the third consecutive quarter. The pick-up in exports occurred despite the appreciating euro, which rose more than 16 per cent against the dollar during the course of the year. In the fourth quarter, growth seemed to have been largely the result of inventory build up, with exports falling back after the strength of the third quarter, and with limited growth in consumer spending. Interest rates were cut twice during 2003, with the European Central Bank’s repo rate dropping by 75 basis points to 2 per cent. By contrast, however, longer-term interest rates have moved higher, rising by about 80 basis points between June and the end of December, as the bond market anticipated economic recovery.

     In 2003, personal credit expansion in the UK was the major growth area as consumers took advantage of historically low interest rates, enabling HSBC to generate strong growth in mortgages and consumer lending. Conversely, sales of investment and pension products fell, reflecting a lack of confidence in equity markets. In this environment, HSBC grew its deposit base as customers sought flexibility and security for their savings, notwithstanding the low interest rates available. The low interest rate environment also meant that the value of HSBC’s maturing liquidity reduced as it was redeployed in lower yielding assets.

     The same factors, low interest rates and weak equity markets, increased the cost of pension provision by US$96 million in the UK. Employment costs also grew, notably in the UK, as social taxes were raised. In order to adjust for this higher cost environment, HSBC took steps to reduce its staff costs, announcing both 1,400 redundancies in the UK and the shift over the next three years of 4,000 positions to the Group Service Centres. In the short term these actions incurred both redundancy and excess property provisioning costs totalling over US$176 million.

     European operations contributed pre-tax profit of US$3,969 million in 2003 compared with US$3,500 million last year. Excluding goodwill amortisation, European operations contributed pre-tax profit of US$4,862 million and represented around one-third of HSBC’s total profit on this basis. At constant exchange rates, and excluding the US$157 million contribution from HFC, which was the only major change in the composition of the Group in Europe, pre-tax profit, excluding goodwill amortisation, was 2 per cent higher than last year. Goodwill amortisation of US$893 million increased by US$233 million compared with 2002, mainly reflecting a goodwill write-down in respect of a UK fund management company previously acquired as part of the CCF acquisition, and exchange rate movements.

     The commentaries that follow are based on constant exchange rates.

     Pre-tax profit, before goodwill amortisation, of US$1,267 million in Personal Financial Services, excluding Consumer Finance, was 16 per cent higher than in 2002, reflecting strong growth in UK mortgage and consumer lending, and in deposit-taking activities.

     Net interest income increased by 10 per cent, driven by strong growth in mortgages and personal lending in the UK and, to a lesser extent, in France. The net interest margin fell modestly as rates remained at historically low levels. However, balance sheet growth more than compensated for this. UK mortgage balances increased by 25 per cent to US$37.4 billion, as borrowers continued to take advantage of the low interest rate environment to refinance their mortgages. In France, a similar

Back to Contents

pattern was seen, and CCF’s mortgage balances increased by 11 per cent over 2002. Gross new mortgage lending in the UK grew by 12 per cent to US$17.9 billion. First Direct contributed to this growth with a US$280 million, or 14 per cent, increase over 2002, reflecting the continuing success of its Offset mortgage product. Both HSBC and First Direct continued to win major awards for their mortgage products in 2003.

     In the UK, personal lending balances, excluding mortgages and credit cards, grew by 15 per cent reflecting the success of targeted marketing campaigns and improved utilisation of customer relationship management systems. Card balances grew by 18 per cent to US$4.2 billion, due to strong consumer expenditure and targeted marketing campaigns, resulting in an overall increase in fee income from cards of 13 per cent.

     HSBC’s Premier service was further enhanced and the number of customers using this service in the UK grew by 57 per cent to over 280,000. Significant growth was achieved in HSBC Premier savings accounts in 2003, which contributed to an overall increase in UK personal savings balances of 20 per cent to US$35.7 billion. UK personal current account balances grew by 13 per cent to US$18.0 billion.

     Other operating income was broadly in line with 2002. The strong growth in mortgages and personal loans boosted sales of repayment protection products in the UK, producing a 19 per cent increase in personal loan protection premiums. HSBC maintained its position as the leading provider of income protection products in the UK, with a market share of 17 per cent at the end of September 2003. Lack of customer confidence in equity markets led to a decline in sales of investments and pension products. This trend also adversely affected the value of HSBC’s long-term assurance business in the UK. However, weakness in investment product sales reflected market conditions rather than competitive positioning and the bank was awarded the coveted ‘Five Star Award’ from Money Management magazine for its regular premium stakeholder pensions in the UK again in 2003.

     HSBC Turkey benefited from additional card fee income following the acquisition of Benkar in September 2002, contributing to an overall increase in its other operating income of 51 per cent.

     Operating expenses, excluding goodwill amortisation, increased by 2 per cent. This was largely due to restructuring costs and external factors in the UK, including higher social taxes and the amortisation of the UK pension scheme deficit reported at the end of 2002. The relocation of the bank’s headquarters to Canary Wharf contributed to higher premises costs, following the upgrade of equipment and infrastructure. Additional costs were also incurred migrating the card issuing business in the UK to the more efficient platform used by Household in the US. Costs in France were largely unchanged compared with 2002.

     Low interest rates, stable employment and a gradual upturn in economic conditions in the UK provided the environment for continuing low levels of credit charges. The charge for bad and doubtful debts at US$267 million was 14 per cent higher than in 2002, a satisfactory performance in view of the growth of over 20 per cent in UK personal lending. Overall, credit quality improved.

     In Consumer Finance, HFC Bank, which joined HSBC in the UK in March as part of the Household acquisition, contributed US$157 million to pre-tax profit, before goodwill amortisation, in its first nine months of ownership. Integration with the HSBC Group is running on schedule.

     In Commercial Banking, pre-tax profits, before amortisation of goodwill, declined by 13 per cent compared with 2002 mainly reflecting lower net interest income and a higher cost base.

     Net interest income decreased by 3 per cent to US$1,961 million. Following the recommendations of the UK’s Competition Commission, HSBC applied credit interest to all qualifying small and medium-sized customer accounts, increasing interest expense by US$136 million. The move did, however, lead HSBC to strengthen its product proposition within those market segments in the UK, and business current account balances consequently rose by 21 per cent to just over US$10 billion. In addition, HSBC’s popular ‘Start-up Stars’ competition continued to raise the profile of the bank’s small business proposition in the UK and helped to attract over 102,000 new business start-ups and over 23,000 customer transfers. Enhanced customer targeting and the introduction of risk-based relationship pricing improved HSBC’s competitive position in the UK market, increasing lending balances by over US$2.2 billion and net interest income by 10 per cent.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     Overall, deposit balances in the UK grew by 9 per cent to just over US$9 billion, increasing market share and partly offsetting the effects of reduced deposit book spreads. Balances grew as a consequence of the introduction of the new Business Money Manager account, launched in response to customer demand for flexible savings accounts. The new product attracted an average of 1,700 new accounts per week and generated US$95 million of net interest income.

     In France, overall net interest income was broadly in line with 2002. The subdued economic climate saw businesses adopt a more conservative investment policy that was reflected in a 3 per cent rise in sight deposits. Short-term higher spread lending fell by 8 per cent, but was partly offset by growth in medium and longer-term lending, which increased by 4 per cent.

     In the UK, other operating income was marginally higher than 2002. Overdraft fees rose by 12 per cent, or US$19 million, reflecting the further benefit of improved account management initiatives introduced last year, whilst loan fees increased significantly in line with the growth in customer numbers.

     In France, higher income was generated through a volume-led increase in banking transaction fees and the introduction of a variety of guaranteed investment funds during the year. The former was achieved after specific initiatives directed towards middle market enterprises (‘MME’s). The successful launch of several structured financial products led to higher trading fees within CCF and the take-up of Asset Management products increased by 9 per cent.

     Overall, wealth management income declined as continued uncertainty in equity markets led to a fall in sales of savings and investment products.

     Operating expenses, excluding goodwill amortisation, were 7 per cent higher than last year at US$2,113 million. This was largely due to an increase in staff costs in the UK. Pension costs rose to compensate for the scheme deficit and one-off redundancy costs were incurred as migration was planned to the Group’s global processing capabilities. The costs of distributing and supporting business services and products within the UK increased in line with the growth in volumes and continued investment was made in electronic delivery channels across Europe.

     At US$204 million, the overall charge for bad and doubtful debts was 9 per cent lower than in 2002. In the UK there was a release of general provision which recognised the gradual improvement in the economic outlook for businesses over the year. Offsetting this there was a higher specific charge, reflecting a number of large provisions across various industries. Additionally, the charge in France increased due to lower recoveries in two of the regional banks. Underlying credit quality in France remained stable.

     Corporate, Investment Banking and Markets reported pre-tax profit, before amortisation of goodwill, of US$1,623 million, an increase of 2 per cent compared with last year. In Global Markets Europe, performance was strong. This reflected income growth in foreign exchange, derivatives and debt securities, partly offset by higher bad debt provisions in Corporate Banking. HSBC also absorbed the costs of restructuring and repositioning the equities and investment banking businesses.

     In Global Markets UK, earnings from deploying the excess liquidity of the bank declined as long-term assets matured and proceeds were reinvested at lower rates. Overall, net interest income was 5 per cent lower than in 2002.

     Other operating income increased by 9 per cent, reflecting a substantial growth in dealing profits that more than offset lower fee and commission income. Foreign exchange revenues remained strong as volatility in the major currency pairs prompted customers to hedge their currency exposures. Continued weakening of the US dollar provided a clear trend in the markets for position taking. Fixed income earnings showed a strong year-on-year growth reflecting a combination of tightening credit spreads and strong investor demand for yield in the low interest rate environment, which boosted sales of corporate bonds. In line with a greater business focus on risk management products, revenues from trading increased, reflecting the benefit successful interest rate positioning and continued growth in customer mandates from corporate customers. Additional growth in revenue resulted from a strong presence in each of the euro vanilla and structured derivatives markets.

     Fees and commission income decreased by 6 per cent. Difficult operating conditions in equity markets resulted in lower commissions and new-issue fees, but these were partly offset by higher fees from

Back to Contents

merger and advisory business as greater focus was given to HSBC’s core customer sectors and regions. Fees from debt capital markets activities were also strong. Generally, fees benefited from the high level of activity in the primary markets, as customers sought long-term financing at low interest rates.

     Staff costs rose, with higher bonuses reflecting increased profitability in specific product lines. Restructuring and research costs of US$24 million were also incurred to build and reshape HSBC’s investment banking and equities businesses. Premises and equipment expenses were lower as a result of savings in rental payments from the London office move to Canary Wharf.

     Credit experience was generally satisfactory although new specific provisions were higher, mainly due to a single name in the engineering sector which was extensively restructured in the second half of the year. Corporate weakness in the power generation sector was also dealt with through raising additional specific provisions, although these were partly offset by recoveries in the transport and telecommunications sectors, as balance sheets were strengthened.

     Gains on investment disposals were lower than in 2002, mainly due to a reduction in profits from the disposal of venture capital investments in CCF.

     Against the background of a recovery from recent lows in European stock markets, Private Banking activities continued to grow during 2003. Pre-tax profit, excluding goodwill amortisation, increased by 48 per cent as a result of strong growth in dealing income, lower costs and the non-recurrence of contingencies and write downs in 2002.

     Net interest income was broadly in line with 2002. A 30 per cent increase in lending balances was driven by clients seeking to maximise the overall earnings potential of their investments by borrowing to reinvest in higher returning securities. These additional earnings were mostly offset by a decline in yield on free funds as lower interest rates prevailed throughout the year.

     Net fees and commissions increased by 2 per cent to US$556 million. The low interest rate environment improved the attractiveness of investment markets, particularly for sophisticated investors with access to structured products which offered potentially higher returns than from cash deposits. Consequently, funds under management increased by US$20 billion to US$91 billion, with a move by clients away from liquid positions bringing in some US$9 billion of new client funds. A strong rise in discretionary mandates together with client demand for structured products and Household’s commercial paper contributed to the increase. Transaction and safe custody fees rose in line with the growth in client funds while an increased focus on product enrichment produced strong growth in income from structured products. In Germany, fee income was boosted by the placement of two new property funds. However, income in France was weaker as stock market activity remained subdued.

     Volatility in the major currencies resulted in higher volumes of client transactions in the foreign exchange markets, and combined with proprietary equity gains in 2003, contributed to the 37 per cent improvement in dealing profits to US$94 million.

     Total operating expenses, before goodwill amortisation, fell by 4 per cent to US$709 million. This was achieved through cost savings realised following the merger of three banks in Switzerland in 2002 and lower property expenses.

     Provisions for contingent liabilities and commitments were lower than in 2002, which included amounts provided for litigation. Amounts written off fixed asset investments were lower than in 2002 following a specific write down of a debt security in 2002. Gains on disposal of investments and tangible fixed assets increased by 22 per cent to US$61 million, principally reflecting a gain on a long-term private placement transaction.

Year ended 31 December 2002 compared with year ended 31 December 2001

The UK registered strong consumer-led GDP growth of 1.7 per cent in 2002. Structural disparities within the UK economy widened further as consumer and government spending masked an industrial recession. A combination of low interest rates, and a rising incidence of equity withdrawal as house prices rose, boosted consumer expenditure, particularly in the latter half of the year. Unemployment remained low as the jobs shake-out in manufacturing was absorbed by growth in the public sector.

     Economic activity slowed further in 2002, as early indicators pointing to a standard cyclical recovery in economic activity diminished and the

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

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

European operations contributed US$3,500 million to HSBC’s pre-tax profit in 2002. Europe’s pre-tax profits, before goodwill amortisation, were US$4,160 million, and represented 40 per cent of HSBC’s profits on this basis. Goodwill amortisation of US$660 million was broadly in line with 2001. Operating performance was strong with pre-provision profit rising 9 per cent to US$4,737 million before goodwill amortisation. In constant currency terms, the growth was 6 per cent. This growth was driven essentially by the core personal and commercial banking businesses in the UK and France and by Global Markets UK’s performance. There was no material benefit in 2002 from disposal gains as after making provisions for amounts to be written off fixed asset investments, the net gain was only US$21 million. The comparable figure in 2001 was US$351 million, a result dominated by the sale of the Group’s stake in British Interactive Broadcasting.

     The impact of acquisitions on the 2002 profit before tax was modest at US$51 million. The acquisitions of Demirbank in October 2001 and Benkar in September 2002, however, represented a major expansion of HSBC’s business in Turkey. These businesses were successfully integrated during 2002, and by the end of the year over 500,000 customers in Turkey were being served through a combination of call centres, internet banking and a network of 163 branches.

     Internal restructuring took place to enhance operational efficiency. In June 2002, HSBC acquired Merrill Lynch’s 50 per cent share of the Merrill Lynch HSBC joint venture. The business was integrated into HSBC Bank in December 2002.

     The commentaries on the Europe results that follow are based on constant exchange rates.

     In Personal Financial Services, pre-tax profit, before goodwill amortisation, of US$987 million was 13 per cent lower than in 2001. However, after adjusting for the US$200 million profit from the sale of the Group’s stake in British Interactive Broadcasting in 2001, profit increased by 6 per cent. The underlying increase was driven by strong growth in lending and savings products and increased spreads, as funding costs reflected the low interest rate environment across Europe. Higher operating expenses, due in part to the full year impact of acquisitions, one-off property costs and vacant space provisions, partly offset the growth in income.

     Net interest income, at US$2,541 million, was 14 per cent higher than in 2001. UK mortgage balances increased by 24 per cent and gross new lending by 57 per cent as HSBC increased its market share from 4 per cent to 6 per cent in a buoyant housing market. HSBC’s UK mortgage balances have almost doubled over the past five years through a combination of innovative products and competitive pricing. ‘HomeStart’, an innovative mortgage allowing first time buyers to pay only the interest costs during the first three years, was a major contributor to growth during the year.

     In the UK, personal current account balances increased by 11 per cent as customers preferred to hold cash in the uncertain investment climate. The launch of a new Bonus Savings Account, and improved utilisation of customer relationship management systems, contributed to growth of 19 per cent in personal savings balances and 16 per cent in personal lending balances.

     In France, CCF’s net interest income of US$386 million was 7 per cent higher than in 2001. Net interest income grew strongly, driven by growth in personal lending and sight deposits as customers preferred liquidity and security in the face of falling equity markets. In Turkey, net interest income increased substantially reflecting the full year’s contribution of Demirbank and the acquisition of Benkar in September 2002.

     Other operating income at US$1,767 million was 3 per cent lower than in 2001. This reflected lower income from equity market-related activity and sales of investment products, largely offset by strong growth in sales of life, critical illness and income protection products. Credit card income particularly benefited from the inclusion of a full year’s income for Demirbank, and three months contribution from Benkar.

     In the UK, sales of HSBC branded life, critical illness and income protection products, through the tied sales-force, were 7 per cent higher than in 2001.

Back to Contents

Life protection sales grew by 42 per cent on the back of strong mortgage growth and there was a 26 per cent rise in sales of creditor protection insurance, driven by the growth in personal lending. The bank continued to deepen customer relationships through a broader range of products with particular focus on wealth management. The bank’s combined market share for its principal investment products, Open Ended Investment Companies and ISAs, was maintained at over 5 per cent during the year despite the difficult investment market conditions. However, overall wealth management income fell, principally as a result of the fall in the investment markets and adjustments to the value of long-term assurance business. In France, a similar pattern was seen. Good growth was achieved in fee income on credit facilities, cards and from sales of investment protection products. This was partly offset by lower stockbroking fees.

     Operating expenses, excluding goodwill amortisation, increased by 8 per cent, and included a full year’s costs for Demirbank, the acquisition of Benkar and the integration of Merrill Lynch HSBC. Excluding these, costs rose by 3 per cent, due in part to one-off property and vacant space costs relating to the relocation of the bank’s headquarters to Canary Wharf in the second half of 2002, and increased marketing and IT costs, as further investment was made in both front office and customer contact systems. Non-staff costs increased, reflecting the cost of outsourcing HSBC Bank’s cash and cheque processing services and the impact of offshore processing. Utilisation of HSBC’s service centres in China and India increased with some 700 staff positions and 20 new processes transferred to India during the year. In France, CCF’s staff costs were broadly unchanged on 2001, despite the full year impact of Banque Hervet, and was achieved in part through a small reduction in headcount.

     The charge for bad and doubtful debts at US$215 million was 3 per cent higher than in 2001. Increased provisions in CCF were partly offset by a lower charge in the UK where credit quality remained stable and improved debt counselling services proved effective.

     Losses from joint ventures fell significantly, reflecting the full consolidation of Merrill Lynch HSBC from the second half of 2002.

     Commercial Banking reported pre-tax profit, before goodwill amortisation, of US$1,344 million,

an increase of 32 per cent compared with 2001. The increase reflected higher net interest income and fee income together with lower provisions for bad and doubtful debts.

     Net interest income rose by 11 per cent. Term lending balances grew by 9 per cent, with a corresponding increase in income of 10 per cent, as a result of customer segmentation and the introduction of tiered pricing in the UK. A general move away from equity investments towards deposits helped increase balances by 9 per cent. The customer base rose by 7 per cent, on the back of an increased share of the business start-up market and relatively low attrition levels. During 2002, over 87,000 business start-up accounts were opened, an increase on last year of some 26,000 accounts or 42 per cent. This was attributed to effective marketing, particularly the ‘Start-Up Stars’ campaign.

     CCF’s net interest income also grew with the rise in customer stocks, leading to an increase in sight deposits of 8 per cent and growth in the loan book of 4 per cent, combined with an improvement in spreads.

     Other operating income increased by 11 per cent. UK overdraft fees rose by 28 per cent, reflecting improved account management. Fee income from UK invoice financing activities grew by 7 per cent, with an increase of 13 per cent in the number of clients opting for credit protection. This reflected greater economic uncertainty, particularly in the manufacturing sector. Along with other specialisms, such as vehicle and equipment finance, the invoice finance salesforce was integrated into the network, improving the level of cross sale introductions and contributing to a 10 per cent increase in its client base. Sales of business protection products such as key man insurance and partnership protection grew by 11 per cent in the UK. These were sold along with pension and investment products aimed at assisting businesses in managing wealth and offering protection.

     Underlying operating expenses rose by 5 per cent in 2002. The UK experienced increased premises costs with the opening of the new headquarters at Canary Wharf in the latter half of 2002 and the rationalisation of the property portfolio, resulting in one-off property and vacant space costs. IT costs increased Europe-wide from the systems modifications necessitated by the introduction of the Euro.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     In order to increase customer choice, further investment was made in alternative sales channels such as business telephone banking and business internet banking. A business outbound centre was established at Leicester in the UK. January 2002 saw the launch of business internet banking (www.bib.hsbc.com) to the UK’s business customers, with 35,000 registering in its first year. Dedicated business-banking centres were set-up in Swansea, Edinburgh and Hyderabad, handling calls from approximately 134,000 registered users.

     The net charge for bad and doubtful debts reduced by 23 per cent, mainly due to a fall in CCF, where lower provisions combined with higher releases and recoveries in 2002. The UK saw an improvement in the risk profile of commercial customers leading to a net release of the general provisions held. Against this, new specific provisions were required in the private health, leisure and manufacturing sectors and the overall charge remained flat.

     Gains on disposal of investments of US$40 million mainly reflected the sale of CCF’s holding in Lixxbail.

     2002 included full year contributions from Banque Hervert in France and Demirbank in Turkey. Both performed in line with expectations and integrated well into HSBC.

     Corporate, Investment Banking and Markets reported pre-tax profit, before amortisation of goodwill, of US$1,438 million in 2002, unchanged from 2001. Growth in net interest income was offset by lower dealing profits and a higher charge for bad debts.

     Net interest income increased by 15 per cent compared with 2001, primarily because of earnings on money market business, which benefited from the steeper yield curve following interest rate cuts during 2002. The impact of this diminished during the second half of the year as maturing liquidity was redeployed in lower yielding assets. Net interest income also grew as Global Markets increased the proportion of liquid assets held in high quality corporate and institutional bonds relative to interbank placement. Increased equity swap activity also generated additional cash deposits.

     Net fees and commissions were broadly in line with 2001. Markets in global new equity issues and financial advisory services continued to be depressed, and trading volumes on stock markets remained at subdued levels, adversely affecting commission revenues. However, fee income from fixed income products designed for corporate clients increased, and HSBC achieved the number one ranking in bond issuance for UK and French corporates in all currencies.

     Dealing profits decreased by 38 per cent. Dealing losses were generated on interest rate derivatives undertaken to hedge the interest rate risk arising on holdings of corporate bonds, although this was offset by increased net interest income on the bonds. Also, foreign exchange revenues grew by 11 per cent following expansion in emerging markets business and currency options. In the UK, increased activity in equity swap transactions generated dealing losses, which were offset by a rise in dividend income.

     Operating expenses were in line with 2001. Increased revenue-related costs in Global Markets were offset by a significant reduction in staff costs following a restructuring of Investment Banking to reflect market conditions.

     The charge for bad and doubtful debts, at US$153 million, reflected an increase in specific provisions for a small number of telecommunications related exposures in the UK.

     In Private Banking, HSBC continued to restructure and strengthen its operations with the integration of HSBC Guyerzeller and CCF’s private banking operations outside France with HSBC Private Banking Holdings (Suisse). The comments below assume that this structure was in place during 2001.

     Despite the decline in the European stock markets, growth in clients’ funds under management continued, in part due to a significant increase in client referrals from Personal Financial Services.

     Net interest income fell by 10 per cent compared with 2001 as lower interest rates reduced earnings on Private Banking’s investment portfolio and free funds. Part of the portfolio was repositioned at the beginning of the year into lower yielding but higher grade securities in anticipation of difficult credit markets.

     Transaction and safe custody fees increased in line with the US$4 billion growth in funds under management to US$71 billion, despite falls in world stock markets. Investment fees benefited strongly

Back to Contents

from the success of the Hermitage Fund, which offered clients access to Russian investment opportunities. In France, fee income was affected by lower stock market indices while interest arbitrage activities on securities boosted net interest income at the expense of dealing income. The latter was further undermined by mark-to-market losses.

     Dealing profits fell by 13 per cent compared with 2001, mainly in France and HSBC Guyerzeller, reflecting difficult market conditions.

     Underlying operating expenses excluding goodwill amortisation were in line with last year.

     The credit for provisions for bad and doubtful debts in 2002 was smaller than in 2001, when a larger reduction in general provisions was booked following a reassessment of provisions required.

     Amounts written off fixed asset investments were higher than last year following a write down of a specific debt instrument of a company in the telecommunications sector.

     The share of loss in associated undertakings of US$10 million in 2002 reflected a drop in the value of a partially owned private equity company.

     The gain on disposal of investments and tangible assets increased to US$48 million. The increase reflected debt instruments sold during the year and the liquidation of a Russian Recovery fund established in 2000 to manage previously written down Russian debt instruments.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation by customer group

		Year ended 31 December 2003

				Total		Corporate,
		Personal		Personal		Investment			Inter-
		Financial	Consumer	Financial	Commercial	Banking &	Private		segment
		Services	Finance [4]	Services	Banking	Markets	Banking	Other	elimination	Total
	Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
	Net interest income	3,082	438	3,520	1,961	1,509	334	216	–	7,540

	Dividend income	4	–	4	2	138	2	4	–	150
	Net fees and commissions	1,789	49	1,838	1,335	1,204	556	259	–	5,192
	Dealing profits	37	–	37	16	839	94	(26)	–	960
	Other income	129	149	278	294	539	10	371	(239)	1,253
	Other operating income	1,959	198	2,157	1,647	2,720	662	608	(239)	7,555

	Operating income	5,041	636	5,677	3,608	4,229	996	824	(239)	15,095

	Operating expenses
	excluding goodwill
	amortisation[1]	(3,471)	(299)	(3,770)	(2,113)	(2,471)	(709)	(705)	239	(9,529)

	Operating profit before
	provisions[1]	1,570	337	1,907	1,495	1,758	287	119	–	5,566

	Provisions for bad and
	doubtful debts	(267)	(180)	(447)	(204)	(218)	(4)	(1)	–	(874)
	Provisions for contingent
	liabilities and
	commitments	(29)	–	(29)	10	(52)	(2)	40	–	(33)
	Amounts written off fixed
	asset investments	(1)	–	(1)	–	(42)	(3)	(18)	–	(64)

	Operating profit[1]	1,273	157	1,430	1,301	1,446	278	140	–	4,595

	Share of operating profit in
	joint ventures[2]	–	–	–	–	8		–	–	8
	Share of operating profit
	in associates[2]	3	–	3	3	13		28	–	47
	Gains/(losses) on disposal
	of investments and
	tangible fixed assets	(9)	–	(9)	(1)	156	61	5	–	212

	Profit on ordinary
	activities before tax[3]	1,267	157	1,424	1,303	1,623	339	173	–	4,862

		%	%	%	%	%	%	%		%
	Share of HSBC’s pre-tax
	profits[3]	8.8	1.1	9.9	9.0	11.3	2.4	1.1		33.7
	Cost:income ratio[1]	68.9	47.0	66.4	58.6	58.4	71.2	85.6		63.1

		US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
	Selected balance sheet
	data[5]
	Loans and advances to
	customers (net)	76,439	8,452	84,891	52,947	61,085	11,681	1		210,605
	Total assets	92,890	10,526	103,416	67,107	209,885	40,964	3,940		425,312
	Customer accounts	102,192	231	102,423	45,558	63,556	31,187	–		242,724
	The following assets and
	liabilities were significant
	to the customer groups
	noted:
	Loans and advances to
	banks (net)					43,699
	Debt securities, treasury
	bills and other eligible
	bills					67,692
	Deposits by banks					44,261
	Debt securities in issue		3,232
Goodwill amortisation:
1	excluded from (1) above	123	23	146	160	192	257	3		758
2	excluded from (2) above	–	–	–	–	135	–	–		135
3	excluded from (3) above	123	23	146	160	327	257	3		893
4	Comprises Household since the date of acquisition.
5	Third party only.

Back to Contents

Profit/(loss) excluding goodwill amortisation by customer group (continued)

Year ended 31 December 2002

Corporate,
Personal	Investment	Inter-
Financial	Commercial	Banking &	Private	segment
Services	Banking	Markets	Banking	Other	elimination	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	2,541	1,800	1,444	300	258	–	6,343

Dividend income	3	4	202	2	–	–	211
Net fees and commissions	1,570	1,128	1,137	471	222	–	4,528
Dealing profits	31	18	385	63	11	–	508
Other income	163	303	508	16	316	(281)	1,025

Other operating income	1,767	1,453	2,232	552	549	(281)	6,272

Operating income	4,308	3,253	3,676	852	807	(281)	12,615

Operating expenses excluding
goodwill amortisation[1]	(3,076)	(1,759)	(2,197)	(618)	(509)	281	(7,878)

Operating profit before
provisions[1]	1,232	1,494	1,479	234	298	–	4,737

Provisions for bad and doubtful
debts	(215)	(204)	(153)	7	(4)	–	(569)
Provisions for contingent liabilities
and commitments	(23)	11	(3)	(21)	21	–	(15)
Amounts written off fixed asset
investments	(1)	3	(72)	(22)	(175)	–	(267)

Operating profit[1]	993	1,304	1,251	198	140	–	3,886

Share of operating profit/(loss) in
joint ventures[2]	(22)	3	2	–	–	–	(17)
Share of operating profit/(loss) in
associates[2]	(1)	(3)	3	(10)	14	–	3
Gains/(losses) on disposal of
investments and tangible fixed
assets	17	40	182	48	1	–	288

Profit on ordinary activities
before tax[3]	987	1,344	1,438	236	155	–	4,160

%	%	%	%	%	%
Share of HSBC’s pre-tax profits[3]	9.4	12.8	13.7	2.2	1.4	39.5
Cost:income ratio[1]	71.4	54.1	59.8	72.5	63.1	62.4
US$m	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[4]
Loans and advances to customers
(net)	58,421	43,104	54,099	9,077	–	164,701
Total assets[5]	72,817	56,934	172,665	35,920	3,233	341,569
Customer accounts	84,486	35,614	45,818	31,444	–	197,362
The following assets and liabilities
were significant to Corporate,
Investment Banking and Markets:
Loans and advances to
banks (net)	31,402
Debt securities, treasury bills and
other eligible bills	53,897
Deposits by banks	31,741

Goodwill amortisation:
1	excluded from (1) above	112	133	169	238	(1)	651
2	excluded from (2) above	–	–	8	–	1	9
3	excluded from (3) above	112	133	177	238	–	660
4	Third party only.
5	Figures for 2002 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1 in the ‘Notes on the Financial Statements’ on pages 239 to 240.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Year ended 31 December 2001

Corporate,
Personal	Investment	Inter-
Financial	Commercial	Banking &	Private	segment
Services	Banking	Markets	Banking	Other	elimination	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	2,136	1,551	1,213	334	329	–	5,563

Dividend income	2	5	105	4	–	116
Net fees and commissions	1,535	963	1,086	452	174	–	4,210
Dealing profits	22	12	603	71	–	–	708
Other income	189	274	486	18	271	(216)	1,022

Other operating income	1,748	1,254	2,280	545	445	(216)	6,056

Operating income	3,884	2,805	3,493	879	774	(216)	11,619

Operating expenses excluding
goodwill amortisation[1]	(2,715)	(1,606)	(2,133)	(608)	(442)	216	(7,288)

Operating profit before
provisions[1]	1,169	1,199	1,360	271	332	–	4,331

Provisions for bad and doubtful
debts	(199)	(244)	(33)	35	–	–	(441)
Provisions for contingent liabilities
and commitments	(17)	11	(5)	(15)	(4)	–	(30)
Amounts written off fixed asset
investments	(5)	(2)	(54)	(2)	(27)	–	(90)

Operating profit[1]	948	964	1,268	289	301	–	3,770

Share of operating profit/(loss) in
joint ventures[2]	(87)	6	10	–	–	–	(71)
Share of operating profit/(loss) in
associates[2]	27	15	1	1	(2)	–	42
Gains/(losses) on disposal of
investments and tangible fixed
assets	203	1	159	20	58	–	441

Profit on ordinary activities
before tax[3]	1,091	986	1,438	310	357	–	4,182

%	%	%	%	%	%
Share of HSBC’s pre-tax profits[3]	12.4	11.2	16.3	3.5	4.1	47.5
Cost:income ratio[1]	69.9	57.3	61.1	69.2	57.1	62.7
US$m	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[4]
Loans and advances to customers
(net)	43,170	35,792	46,608	7,808	2	133,380
Total assets[5]	58,170	49,054	150,033	37,756	2,053	297,066
Customer accounts	68,384	28,361	41,840	30,777	9	169,371
The following assets and liabilities
were significant to Corporate,
Investment Banking and Markets:
Loans and advances to
banks (net)	26,927
Debt securities, treasury bills and
other eligible bills	51,703
Deposits by banks	33,967

Goodwill amortisation:
1	excluded from (1) above	122	123	163	222	2	632
2	excluded from (2) above	(1)	2	6	–	1	8
3	excluded from (3) above	121	125	169	222	3	640
4	Third party only.
5	Figures for 2001 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1 in the ‘Notes on the Financial Statements’ on pages 239 to 240.

Back to Contents

Hong Kong
Profit/(loss) before tax excluding goodwill amortisation
	Year ended 31 December

	2003	2002	2001
	US$m	US$m	US$m
Personal Financial Services	1,740	1,705	1,631
Commercial Banking	711	733	726
Corporate, Investment Banking and Markets	1,275	1,226	1,244
Private Banking	127	107	84
Other	(123)	(61)	198

Total[1]	3,730	3,710	3,883

1 Goodwill amortisation excluded:
arising on subsidiaries	3	–	–
arising on associates and joint ventures	(1)	–	–
total	2	–	–

Profit before tax
	Year ended 31 December

	2003	2002 [3]	2001 [3]
Hong Kong	US$m	US$m	US$m
Net interest income	3,901	4,133	4,165

Dividend income	31	25	26
Net fees and commissions	1,383	1,264	1,172
Dealing profits	321	133	218
Other income	596	495	436

Other operating income	2,331	1,917	1,852

Total operating income	6,232	6,050	6,017

Staff costs	(1,276)	(1,249)	(1,279)
Premises and equipment	(240)	(233)	(234)
Other	(502)	(459)	(428)
Depreciation and intangible asset amortisation	(194)	(198)	(199)

	(2,212)	(2,139)	(2,140)
Goodwill amortisation	(3)	–	–

Operating expenses	(2,215)	(2,139)	(2,140)

Operating profit before provisions	4,017	3,911	3,877

Provisions for bad and doubtful debts	(400)	(246)	(197)
Provisions for contingent liabilities and commitments	(6)	(14)	6
Amounts written off fixed asset investments	31	(10)	(18)

Operating profit	3,642	3,641	3,668
Share of operating profit in associates	18	11	17
Gains on disposal of investments and tangible fixed assets	68	58	198

Profit on ordinary activities before tax	3,728	3,710	3,883

	%	%	%
Share of HSBC’s pre-tax profits (excluding goodwill amortisation) .	25.9	35.3	44.1
Share of HSBC’s pre-tax profits	29.1	38.4	48.5
Cost:income ratio (excluding goodwill amortisation)	35.5	35.4	35.6
Period-end staff numbers (full-time equivalent)	23,636	23,786	24,654

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	73,988	69,948	67,359
Loans and advances to banks (net)	38,640	33,359	42,516
Debt securities, treasury bills and other eligible bills	66,158	60,083	49,625
Total assets[2,3]	197,487	180,433	175,652
Deposits by banks	4,777	2,379	3,271
Customer accounts	164,024	148,904	146,544

1	Third party only.
2	Excluding Hong Kong Government certificates of indebtedness.
3	Figures for 2002 and 2001 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1 in the ‘Notes on the Financial Statements’ on pages 239 to 240.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Year ended 31 December 2003 compared with year ended 31 December 2002

The Hong Kong economy faced challenging conditions during the first half of 2003. Slower growth in major export markets, rising unemployment and a weak property market dampened consumer demand, whilst the outbreak of the SARS virus had a significant adverse impact on the entertainment, leisure and tourism sectors. However, by the third quarter there was clear evidence of a bounce-back with GDP growing 6.4 per cent quarter-on-quarter, more than reversing the 3.7 per cent dip in the second quarter of 2003. The growth rate benefited significantly from the release of demand deferred during the SARS period. Growth also drew support from stronger export demand and improving sentiment after the central government unveiled a series of economic measures to help Hong Kong, including the relaxation of controls on mainland residents travelling to Hong Kong. Local consumer spending grew for the first time in two years and even more encouraging was a pick-up in investment reflecting an improved business outlook.

     HSBC’s operations in Hong Kong performed well in these circumstances and reported a pre-tax profit of US$3,728 million, broadly in line with 2002. Excluding goodwill amortisation, profit before tax was US$3,730 million and represented 26 per cent of HSBC’s total profit on that basis. Goodwill amortisation was US$2 million in 2003.

     Personal Financial Services in Hong Kong reported a pre-tax profit, before goodwill amortisation, of US$1,740 million, 2 per cent higher than in 2002. Given the pressure on net interest income as a consequence of muted credit demand and the impact of lower interest rates on the value of deposits, there was continued focus on the insurance business and wealth management. Sales of unit trusts and of capital guaranteed funds were particularly successful.

     Net interest income fell by US$161 million or 7 per cent compared with 2002, largely due to a reduction in spreads on the value of deposits taken in the low interest rate environment and continued pressure on yields in the mortgage business, although there was some benefit from lower cost of funds.

     Partly offsetting the decline in net interest income, other operating income at US$1,182 million was 13 per cent higher than in 2002. HSBC’s position as one of Hong Kong’s leading providers of insurance and wealth management services was sustained amid keen competition. Income from wealth management initiatives, including commissions on sales of unit trust products, funds under management, and securities transactions, grew by 38 per cent to US$408 million. This was achieved by strong growth in sales of unit trusts and capital guaranteed funds, which increased by US$1.6 billion, or 32 per cent, over 2002.

     Net fee income from credit cards was broadly in line with 2002. Despite fierce competition in the market, HSBC maintained its position as the largest credit card issuer in Hong Kong with some 3.1 million cards in circulation, 9 per cent higher than in 2002.

     During the year, HSBC continued to place significant emphasis upon the growth and development of its insurance business. HSBC increased sales of regular premium individual life insurance by 59 per cent, growing its market share from 13.9 per cent to 18.6 per cent. Income from the insurance business, including the Mandatory Provident Fund, grew by 53 per cent or US$118 million.

     Operating expenses, excluding goodwill amortisation, were 5 per cent lower than in 2002, with savings in staff costs partly offset by higher marketing costs. Headcount reduced as HSBC continued to migrate a wide range of back office and call centre functions to the Group Service Centres in Guangzhou and Shanghai. The Group Service Centres in mainland China now provide about half the operational support for credit card operations in Hong Kong.

     Provisions for bad and doubtful debts were broadly in line with last year. The charge for specific provisions for bad and doubtful debts decreased compared with 2002, mainly due to a reduced charge for unsecured lending (including credit cards), in line with lower personal bankruptcy filings and improved economic conditions in the latter half of the year. This was partly offset by higher provisions against mortgage lending. 2002 benefited from a higher release of general provision. As the economy grows and property prices stop falling the environment for personal credit is expected to improve in 2004.

     Commercial Banking in Hong Kong contributed a pre-tax profit, before amortisation of

Back to Contents

goodwill, of US$711 million, a fall of US$22 million, or 3 per cent.

     Net interest income declined by 7 per cent largely due to lower recoveries of suspended interest and the effect of lower spreads on deposits. There was good volume growth in the loan book, despite the impact of SARS and the war in Iraq. This was offset by narrower spreads caused by limited local investment and market pressure as banks competed for quality business. Loan growth was driven by increased demand for finance to support record trade flows between mainland China and the rest of the world, especially in the US. This was particularly evidenced in the manufacturing and transportation sectors. Several new business banking/trade service centres were opened to focus on the business needs of small and medium-sized customers and start-ups.

     Other operating income rose by US$57 million, or 14 per cent, reflecting growth in cash management and trade services. Both benefited from the increase in trade flows and closer liaison between branches of the bank in Hong Kong and mainland China. This was developed in order to service the growth of investment in the Pearl River delta by Hong Kong-based customers. Additionally, Hang Seng Bank opened its first branch in Macau aimed at assisting customers setting-up offices in the territory. Results of this alignment were particularly successful, with referrals significantly higher than anticipated. Trade finance benefited from a campaign specifically aimed at the increase in export trade business which occurs during the peak summer season. Insurance income rose as a consequence of business expansion, increasing by 36 per cent.

     Operating expenses were in line with 2002. Staff costs increased marginally as headcount rose to support the insurance business expansion. This was offset by lower legal and professional fees.

     Overall, credit quality remained stable reflecting improved economic conditions in the latter part of the year. There was a lower release in general provisions in 2003 as last year benefited from a reduction in latent losses.

     Corporate, Investment Banking and Markets reported pre-tax profit, before amortisation of goodwill, of US$1,275 million, 4 per cent higher than in 2002. Exceptional Global Markets performance was partly offset by a shift from net recovery to net charge for bad and doubtful debts.

     Net interest income of US$1,157 million was broadly in line with last year. Reduced corporate lending spreads, which remained under pressure throughout the year, and weak loan demand, were mitigated by a strong Global Markets performance. Global Markets benefited from successful interest rate positioning and an increased value of funds was switched to debt securities from interbank placements in order to enhance yields.

     Other operating income grew strongly to US$648 million, an increase of US$184 million or 40 per cent. This was achieved through a significant increase in dealing profits to US$205 million. HSBC significantly expanded its derivatives capabilities and higher income was earned from both successful positioning and a growing demand from corporate customers for structured tailored solutions. Increased sales of structured transactions, offering yield enhancement products to retail clients, generated further revenue. Debt securities trading achieved a strong turnaround in income during the year, as losses caused by widening credit spreads in 2002 did not recur. Foreign exchange profits rose compared with 2002, with a significant increase in corporate sales. Trading profits were generated as the bank took advantage of US dollar volatility, and the general weakening of the US dollar during the year. This was partly offset by lower Corporate and Investment Banking fees and commissions reflecting a decrease in income from credit facilities.

     Operating expenses, before goodwill amortisation, increased by 5 per cent to US$491 million, with the significant increase in Global Markets’ profitability reflected in higher performance-related staff costs.

     There was a net charge for bad and doubtful debts of US$52 million compared with a release of US$68 million in 2002. This was primarily due to new specific provisions raised against two corporate accounts.

     HSBC’s Private Banking activities in Hong Kong reported pre-tax profit, before goodwill amortisation, of US$127 million, an increase of 19 per cent over 2002. Funds under management grew by 12 per cent to US$56 billion, benefiting from US$7 billion of net new funds as clients moved away from liquid positions into the investment markets.

     Net interest income declined by US$7 million, or 8 per cent, to US$84 million. Lower margins from

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

free funds and the investment portfolio reflected falling interest rates while the flattening of the yield curve during the year meant that the significant income earned on longer dated assets in 2002 was not repeated. This more than offset the impact of an increase in lending balances as clients borrowed on margin against their investments to reinvest in higher returning securities.

     A general improvement in investment markets in the second half of the year saw greater client activity across a range of products. Brokerage, trust services and safekeeping all benefited from the upturn in the markets, and associated fee and commission income increased by 19 per cent to US$87 million. Greater market activity also stimulated higher sales of tailored structured products for clients and higher volumes of debt securities and derivatives transactions, resulting in a 68 per cent increase in dealing profits. Overall, other operating income increased by 31 per cent to US$164 million.

     Total operating expenses grew by US$9 million or 8 per cent, reflecting a rise in headcount to support increased client activity and the migration of regional support from Singapore to Hong Kong during the year. There was also higher performance-related remuneration in line with increased profits.

Year ended 31 December 2002 compared with year ended 31 December 2001

Hong Kong continued to suffer from deflation in 2002 and domestic demand remained subdued. An improvement in trade failed to stimulate demand, as unemployment increased and salaries fell.

     Against this backdrop, HSBC’s operations in Hong Kong reported an operating profit, before provisions, of US$3,911 million, an increase of US$34 million, or 1 per cent, compared with 2001, largely through income growth from wealth management products. Pre-tax profit of US$3,710 million was US$173 million, or 4 per cent, lower than in 2001 due to a higher bad debt charge and lower investment disposal gains and represented 35 per cent of HSBC’s pre-tax profit on this basis. There was no goodwill amortisation in Hong Kong during 2002 and 2001.

     Personal Financial Services reported pre-tax profit, before goodwill amortisation, of US$1,705 million, US$74 million, or 5 per cent, higher than 2001. The improvement was driven by growth in revenues from wealth management products and increased card fee income. Significantly higher personal bankruptcy filings during the year resulted in additional provisions for credit card accounts compared with 2001.

     Net interest income at US$2,364 million was broadly in line with 2001. The benefits of increased credit card and mortgage lending together with improved spreads from lower funding costs were largely offset by competitive pricing on residential mortgages and a lower benefit from free funds.

     In another year of fierce competition for quality assets and increasing consumer loan write-offs in Hong Kong, HSBC maintained a strong performance. Including cards issued by Hang Seng Bank, HSBC remained the largest personal credit card issuer in Hong Kong with 2.8 million cards in circulation and led the market in cardholder spending and balances. The implementation in 2001 of an enhanced card processing system and continued migration of work to HSBC’s Group Service Centres in Guangzhou enabled operational efficiency to be further improved.

     Other operating income at US$1,048 million grew by 19 per cent, compared with 2001, driven by growth in revenues from initiatives related to investment products and the insurance business. Sales of unit trusts and capital guaranteed funds were strong, including the sale of over US$4.9 billion of funds during the year, a rise of 36 per cent compared with 2001. Revenues from insurance and underwriting also increased significantly.

     HSBC had grown to be one of the leading distributors of retail funds in Hong Kong by the end of the year. In 2002’s uncertain investment market, HSBC achieved significant growth in the sale of unit trusts through the promotion of 14 guaranteed/capital secured funds designed to meet customers’ demands for capital protection. In the low interest rate environment, HSBC also introduced a range of alternative deposit products. There was strong growth in funds under management, which rose 68 per cent compared with 2001.

     The insurance business remained a key focus in HSBC’s strategy in Hong Kong. Significant growth in personal insurance was achieved, outpacing market growth and giving HSBC a larger market share of new business.

     Costs in Hong Kong were in line with 2001. The increased cost of continuing marketing initiatives and

Back to Contents

higher IT costs supporting business growth were funded by a reduction in staff costs. Costs fell as back office processing functions were transferred to HSBC’s Group Service Centres in India and China, and pension top-up fees in Hang Seng Bank in 2001 were not repeated.

     Customer demand for remote services continue to grow and the bank responded with further investment in internet banking. According to various surveys in 2002, HSBC has the largest online banking market share in Hong Kong, with over 470,000 registered users. The e-channel proposition was enhanced during 2002 introducing a number of new solutions and a new investment page. Online@hsbc won a number of awards in 2002, offering more than 50 services, including a range of insurance personal loans, and payment services. Hang Seng Bank’s comprehensive range of internet banking services had similarly become an important part of its multi-channel delivery network. By the end of 2002, more than 250,000 customers had registered for its Personal e-Banking Services, and internet transactions had grown to more than 14 per cent of total transactions.

     The provision for bad and doubtful debts rose by 44 per cent to US$362 million as significantly higher personal bankruptcy filings resulted in a higher charge for both credit cards and other retail lending. However, provisions against the mortgage portfolio fell as delinquency rates reduced.

     Commercial Banking in Hong Kong contributed a pre-tax profit, before amortisation of goodwill, of US$733 million, broadly in line with 2001.

     Net interest income decreased by US$69 million, or 10 per cent, as low interest rates reduced the value of interest-free balances. In addition, there were lower balances and reduced spreads on deposits, partly offset by a higher release of suspended interest.

     Net fees and commissions increased by US$16 million, or 6 per cent, due to higher levels of fee income on investment funds as a result of cross-selling initiatives with HSBC Asset Management and Treasury. Insurance and trade services income also increased. Operating expenses were US$33 million, or 8 per cent, lower than 2001 due to rationalisation of sales teams within the area and the transfer of back office processing functions to Group Service Centres.

     The net release of provisions for bad and doubtful debts was higher than 2001 mainly due to releases of general provisions reflecting a reduction in latent losses.

     Corporate, Investment Banking and Markets reported pre-tax profit, before amortisation of goodwill, of US$1,226 million, broadly in line with 2001.

     Net interest income was 5 per cent higher than in 2001 reflecting the benefit of a strong performance in Global Markets as the accrual books were well positioned for the low interest rate environment. This was partly offset by lower net interest income from Corporate and Institutional Banking business, as lower spreads on deposits in HSBC combined with reduced spreads on lending and subdued loan demand in Hang Seng Bank. There was also a considerable reduction in the benefit of net free funds as average interest rates fell.

     Other operating income was US$83 million, or 15 per cent, lower as growth in fee income was more than offset by lower dealing profits. Dealing profits fell by US$108 million as debt securities used for interest rate trading purposes generated net interest income while corresponding derivative positions produced dealing losses in the current low interest rate environment. In addition, there were dealing losses on debt securities trading due to widening credit spreads following a series of corporate scandals in the US. Growth in fee income reflected higher income from structured finance and from corporate finance transactions.

     Operating expenses were in line with 2001.

     The net release of provisions during 2002 was US$68 million, reflecting releases of specific provisions against corporate customers. In addition, there was a release of general provisions reflecting a reduction in latent losses.

     HSBC’s Private Banking activities in Hong Kong reported pre-tax profits, before goodwill amortisation, in 2002 of US$107 million, an increase of 27 per cent over 2001. Funds under management grew by 23 per cent to US$50 billion at 31 December 2002, benefiting from net new funds from clients, which more than offset the effect of falling stock prices.

     Net interest income at US$91 million was 17 per cent higher than in 2001. The steeper yield curve, reflecting the fall in short-term interest rates

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

compared with long-term rates, increased margins as surplus funds were deployed in longer-dated assets. Higher income also resulted from the growth of the investment portfolio.

     Other operating income increased by 18 per cent to US$125 million. Fees and commission income for the period was US$73 million, an increase of 9 per cent over 2001. This growth was driven by higher insurance referral fees and fund management income. Dealing income rose to US$44 million, an increase of US$11 million, primarily due to a higher volume of client transactions in the debt securities and derivatives markets and increased sales of client-tailored structured products.

     Operating expenses, excluding goodwill amortisation, of US$109 million increased by US$12 million, or 12 per cent, compared with 2001. The increase was predominantly driven by costs associated with the reorganisation of Private Banking activities in Hong Kong.

Back to Contents

Profit/(loss) excluding goodwill amortisation by customer group

		Year ended 31 December 2003

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income		2,203	602	1,157	84	(145)	–	3,901

Dividend income		2	1	3	–	25	–	31
Net fees and commissions		630	315	382	87	(31)	–	1,383
Dealing profits		40	31	205	74	(29)	–	321
Other income		510	107	58	3	313	(395)	596

Other operating income		1,182	454	648	164	278	(395)	2,331

Operating income		3,385	1,056	1,805	248	133	(395)	6,232

Operating expenses excluding
goodwill amortisation[1]		(1,286)	(372)	(491)	(118)	(340)	395	(2,212)

Operating profit/(loss) before
provisions[1]		2,099	684	1,314	130	(207)	–	4,020

Provisions for bad and doubtful
debts		(366)	22	(52)	(2)	(2)	–	(400)
Provisions for contingent liabilities
and commitments		–	1	–	–	(7)	–	(6)
Amounts written off fixed asset
investments		–	–	5	–	26	–	31

Operating profit/(loss)[1]		1,733	707	1,267	128	(190)	–	3,645

Share of operating profit in
associates[2]		5	–	1	–	11	–	17
Gains/(losses) on disposal of
investments and tangible fixed
assets		2	4	7	(1)	56	–	68

Profit/(loss) on ordinary activities
before tax[3]		1,740	711	1,275	127	(123)	–	3,730

		%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]		12.1	5.0	8.9	0.9	(1.0)		25.9
Cost:income ratio[1]		38.0	35.2	27.2	47.6	255.6		35.5

		US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to customers
(net)		33,494	12,760	23,441	2,357	1,936		73,988
Total assets[5]		36,410	17,783	120,890	7,555	14,849		197,487
Customer accounts		111,145	31,490	13,286	7,862	241		164,024
The following assets and liabilities
were also significant to Corporate,
Investment Banking and Markets:
Loans and advances to
banks (net)				34,165
Debt securities, treasury bills and
other eligible bills				57,831
Deposits by banks				4,665

Goodwill amortisation:
1	excluded from (1) above	–	2	1	–	–		3
2	excluded from (2) above	–	–	–	–	(1)		(1)
3	excluded from (3) above	–	2	1	–	(1)		2
4	Third party only.
5	Excluding Hong Kong Government certificates of indebtedness

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation by customer group (continued)

		Year ended 31 December 2002[6]

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination	Total
	Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

	Net interest income	2,364	648	1,161	91	(131)	–	4,133

	Dividend income	3	2	3	–	17	–	25
	Net fees and commissions	543	284	399	73	(35)	–	1,264
	Dealing profits	45	25	21	44	(2)	–	133
	Other income	457	86	41	8	362	(459)	495

	Other operating income	1,048	397	464	125	342	(459)	1,917

	Operating income	3,412	1,045	1,625	216	211	(459)	6,050

	Operating expenses excluding
	goodwill amortisation[1]	(1,351)	(371)	(469)	(109)	(298)	459	(2,139)

	Operating profit/(loss) before
	provisions[1]	2,061	674	1,156	107	(87)	–	3,911

	Provisions for bad and doubtful
	debts	(362)	54	68	–	(6)	–	(246)
	Provisions for contingent liabilities
	and commitments	–	1	–	–	(15)	–	(14)
	Amounts written off fixed asset
	investments	–	–	(4)	–	(6)	–	(10)

	Operating profit/(loss)[1]	1,699	729	1,220	107	(114)	–	3,641

	Share of operating profit in
	associates[2]	3	–	–	–	8	–	11
	Gains on disposal of investments
	and tangible fixed assets	3	4	6	–	45	–	58

	Profit/(loss) on ordinary activities
	before tax[3]	1,705	733	1,226	107	(61)	–	3,710

		%	%	%	%	%		%
	Share of HSBC’s pre-tax profits[3]	16.2	6.9	11.7	1.0	(0.5)		35.3
	Cost:income ratio[1]	39.6	35.5	28.9	50.5	141.2		35.4

		US$m	US$m	US$m	US$m	US$m		US$m
	Selected balance sheet data[4]
	Loans and advances to customers
	(net)	34,447	10,797	20,703	1,917	2,084		69,948
	Total assets[5,6]	36,369	15,097	108,063	7,346	13,558		180,433
	Customer accounts	103,413	27,019	11,154	7,142	176		148,904
	The following assets and liabilities
	were also significant to Corporate,
	Investment Banking and Markets:
	Loans and advances to
	banks (net)			29,284
	Debt securities, treasury bills and
	other eligible bills			53,689
	Deposits by banks			2,170

	Goodwill amortisation:
1	excluded from (1) above	–	–	–	–	–	–	–
2	excluded from (2) above	–	–	–	–	–	–	–
3	excluded from (3) above	–	–	–	–	–	–	–
4	Third party only.
5	Excluding Hong Kong Government certificates of indebtedness.
6	Figures for 2002 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1 in the ‘Notes on the Financial Statements’ on pages 239 to 240.

Back to Contents

		Year ended 31 December 2001

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income		2,355	717	1,105	78	(90)	–	4,165

Dividend income		3	2	4	–	17	–	26
Net fees and commissions		478	268	376	67	(17)	–	1,172
Dealing profits		39	23	129	33	(6)	–	218
Other income		357	81	38	6	439	(485)	436

Other operating income		877	374	547	106	433	(485)	1,852

Operating income		3,232	1,091	1,652	184	343	(485)	6,017

Operating expenses excluding
	goodwill amortisation[1]	(1,353)	(404)	(494)	(97)	(277)	485	(2,140)

Operating profit before
	provisions[1]	1,879	687	1,158	87	66	–	3,877

Provisions for bad and doubtful
	debts	(252)	30	23	(1)	3	–	(197)
Provisions for contingent liabilities
	and commitments	–	4	11	–	(9)	–	6
Amounts written off fixed asset
	investments	–	–	(2)	–	(16)	–	(18)

Operating profit[1]		1,627	721	1,190	86	44	–	3,668

Share of operating profit in
	associates[2]	2	–	(1)	(2)	18	–	17
Gains on disposal of investments
	and tangible fixed assets	2	5	55	–	136	–	198

Profit on ordinary activities
	before tax[3]	1,631	726	1,244	84	198	–	3,883

		%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]		18.6	8.2	14.1	1.0	2.2		44.1
Cost:income ratio[1]		41.9	37.0	29.9	52.7	80.8		35.6

		US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to customers
	(net)	34,248	9,790	20,183	1,232	1,906		67,359
Total assets[5,6]		35,765	13,843	106,791	6,573	12,680		175,652
Customer accounts		102,536	25,659	11,749	6,590	10		146,544
The following assets and liabilities
	were also significant to Corporate,
	Investment Banking and Markets:
	Loans and advances to
	banks (net)			37,558
	Debt securities, treasury bills and
	other eligible bills			44,528
	Deposits by banks			3,359

Goodwill amortisation:
1	excluded from (1) above	–	–	–	–	–		–
2	excluded from (2) above	–	–	–	–	–		–
3	excluded from (3) above	–	–	–	–	–		–
4	Third party only.
5	Excluding Hong Kong Government certificates of indebtedness.
6	Figures for 2001 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1 in the ‘Notes on the Financial Statements’ on pages 239 to 240.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Rest of Asia-Pacific (including the Middle East)

Profit before tax excluding goodwill amortisation
	Year ended 31 December

	2003	2002	2001
	US$m	US$m	US$m
Personal Financial Services	158	127	80
Commercial Banking	450	423	277
Corporate, Investment Banking and Markets	732	706	725
Private Banking	36	25	(16)
Other	50	12	30

Total[1]	1,426	1,293	1,096

1 Goodwill amortisation excluded:
– arising on subsidiaries	35	33	8
– arising on associates and joint ventures	–	–	–
– total	35	33	8

	Year ended 31 December

	2003	2002	2001
	US$m	US$m	US$m
Australia and New Zealand	96	34	22
Brunei	28	34	24
India	94	85	86
Indonesia	75	73	(26)
Japan	39	44	18
Mainland China	42	50	33
Malaysia	149	129	141
Middle East (excluding Saudi Arabia)	236	225	201
Philippines	16	32	31
Saudi Arabia	133	103	86
Singapore	198	223	270
South Korea	69	60	53
Taiwan	80	80	44
Thailand	54	39	51
Other	117	82	62

	1,426	1,293	1,096

Back to Contents

Profit before tax

	Year ended 31 December

	2003	2002	2001
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m
Net interest income	1,740	1,607	1,482

Dividend income	4	3	3
Net fees and commissions	805	724	681
Dealing profits	421	364	395
Other income	120	83	58

Other operating income	1,350	1,174	1,137

Total operating income	3,090	2,781	2,619

Staff costs	(952)	(826)	(771)
Premises and equipment	(164)	(156)	(143)
Other	(527)	(454)	(401)
Depreciation and intangible asset amortisation	(98)	(92)	(82)

	(1,741)	(1,528)	(1,397)
Goodwill amortisation	(35)	(33)	(8)

Operating expenses	(1,776)	(1,561)	(1,405)

Operating profit before provisions	1,314	1,220	1,214
Provisions for bad and doubtful debts	(85)	(89)	(172)
Provisions for contingent liabilities and commitments	(1)	18	(43)
Amounts written off fixed asset investments	(2)	(2)	(11)

Operating profit	1,226	1,147	988
Share of operating loss in joint ventures	–	–	(5)
Share of operating profit in associates	149	113	99
Gains on disposal of investments and tangible fixed assets	16	–	6

Profit on ordinary activities before tax	1,391	1,260	1,088

	%	%	%
Share of HSBC’s pre-tax profits (excluding goodwill amortisation)	9.9	12.3	12.4
Share of HSBC’s pre-tax profits	10.9	13.1	13.6
Cost:income ratio (excluding goodwill amortisation)	56.3	54.9	53.3
Period-end staff numbers (full-time equivalent)	31,827	28,630	26,259

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	47,952	37,078	30,666
Loans and advances to banks (net)	12,944	10,708	11,253
Debt securities, treasury bills and other eligible bills	25,980	21,622	13,623
Total assets	98,081	76,635	62,355
Deposits by banks	6,967	5,362	4,010
Customer accounts	65,441	54,172	45,498

1 Third party only.

Back to Contents

H S B C  H O L D I N G S  P L C

Financial Review (continued)

Year ended 31 December 2003 compared with year ended 31 December 2002

     The rest of the Asia-Pacific economies experienced mixed fortunes in the first half of 2003 but performed better in the second half of the year on the back of strong exports (particularly to China), strong commodity prices and improving domestic demand. Inflation and interest rates remained very low and many of the region’s central banks implemented programmes to limit currency appreciation against the US dollar.

     HSBC’s operations in the rest of Asia-Pacific region reported pre-tax profit of US$1,391 million, an increase of US$131 million, or 10 per cent, over 2002. Excluding goodwill amortisation, pre-tax profit was US$1,426 million and represented 10 per cent of HSBC’s total equivalent profit. At constant exchange rates, pre-tax profit, before goodwill amortisation, increased by 8 per cent over 2002. Goodwill amortisation of US$35 million was marginally higher than last year due to an acquisition in Singapore.

     The commentaries that follow are based on constant exchange rates.

     In Personal Financial Services pre-tax profit, before goodwill amortisation, of US$158 million, increased by 25 per cent compared with 2002 and was broadly double that achieved in 2001.

     Net interest income grew by 15 per cent compared with 2002, reflecting strong asset growth in a number of countries across the region. The impact on deposit taking business of lower margins in generally low interest rate environments was more than offset by increased customer deposits and the growth in mortgage lending. The latter increased by 38 per cent mainly due to growth in Korea, Singapore, Malaysia and India. Net interest income also benefited from the acquisition of the mortgage business of AMP Bank Limited in New Zealand in the first half of 2003. Strong growth in card balances contributed to a 34 per cent increase in net interest income in Indonesia.

     Other operating income grew by 25 per cent to US$345 million. The acquisition of Keppel Insurance, which was renamed HSBC Insurance (Singapore) Pte Ltd, contributed US$17 million to this increase during the year. HSBC continued to expand its wealth management initiatives and a number of structured deposit products were launched across the region. Wealth management income grew by 10 per cent, reflecting strong growth in unit trust sales and funds under management, particularly in Taiwan, Korea, Indonesia and India, while fee income from credit cards rose in a number of markets across the region. At 31 December 2003, the bank’s card base in Asia, outside Hong Kong, exceeded 3.7 million, 20 per cent higher than at the end of 2002. An enhanced credit card processing system was implemented in five countries in the region, applying state-of-the-art technology to risk and fraud management.

     Operating expenses, excluding goodwill amortisation, of US$835 million were 18 per cent higher than in 2002. This reflected increased costs to support business expansion and provisions for restructuring costs of US$34 million. The acquisition of HSBC Insurance (Singapore) Pte Ltd in the year accounted for US$6 million of the increase. Headcount in the region increased by 2,500 compared with last year, as HSBC continued to migrate a number of processing activities to the Group Service Centres in India, Malaysia and mainland China, and as a result of business expansion in the region.

     Provisions for bad and doubtful debts were 38 per cent higher than in 2002. Provisions against personal lending increased in Singapore, India, Korea and Australia in line with growth in advances.

     Commercial Banking reported pre-tax profits, before goodwill amortisation, of US$450 million, an increase of 4 per cent, compared with 2002.

     Net interest income was in line with 2002. There were lower margins in most countries across the region, in particular Malaysia, Indonesia and Singapore. Consolidation in the financial services sector increased competition in Singapore, whilst Indonesia was impacted by a lower interest rate environment. In addition, Malaysia suffered lower margins on lending. These effects were offset by increased income in both the Middle East and Australia. In the Middle East an intensive marketing campaign led to an expansion in term lending in addition to a growth in overdraft balances. Net interest income in Australia was boosted by the full year contribution from the acquisition of State Street Bank’s trade finance portfolio in July 2002.

     Other operating income rose by 12 per cent to US$296 million. HSBC Bank Middle East reported a strong performance despite a subdued first quarter as

Back to Contents

a result of the war in Iraq. In addition, insurance income in Singapore increased as a result of the acquisition of Keppel Insurance, as detailed previously.

     Operating expenses increased by 5 per cent to US$334 million, mainly due to restructuring costs in India and Singapore and the impact of the acquisition in Singapore.

     Credit experience continued to be very good, benefiting from ongoing success in recovering historical troubled debt. The net release of provisions increased 46 per cent to US$52 million in 2003 with higher net releases of specific provisions in Malaysia than last year. This was partly offset by an increase in specific provisions in Indonesia.

     Corporate, Investment Banking and Markets reported pre-tax profit, before amortisation of goodwill, of US$732 million, which was broadly in line with 2002.

     Net interest income fell by 7 per cent compared with last year, with reductions in Singapore, and to a lesser extent in the Middle East, as higher yielding assets matured and the proceeds were reinvested at lower rates. This was partly offset by an increase in net interest income from corporate banking business in India, Korea and mainland China.

     Dealing profits increased, primarily in Taiwan, Japan and Thailand, reflecting a broader product offering, more customer-focused sales activity and successful positioning to take advantage of directional trends in the generally more volatile market conditions. Higher fee income was generated from brokerage and corporate finance transactions in the Middle East.

     Operating expenses, before goodwill amortisation, of US$526 million, increased by 3 per cent, mainly due to restructuring costs in India and Singapore.

     There was a net release of US$5 million for bad and doubtful debts compared with a net charge of US$26 million in 2002, at constant exchange rates. A specific provision raised against a New Zealand corporate customer in 2002 was recovered during the year.

     HSBC’s Private Banking activities in the rest of Asia-Pacific reported pre-tax profit, before goodwill amortisation, of US$36 million in 2003, an increase of 46 per cent, compared with 2002. This was achieved through strong growth in dealing profits, which rose by 55 per cent to US$38 million, and more than compensated for a reduction of 7 per cent in net interest income.

     The fall in net interest income reflected significant income earned in 2002 from the deployment of liquidity into longer dated assets which benefited from the fall in short-term interest rates. With the flattening of the yield curve this was not repeated in 2003.

     Dealing profits benefited from a higher volume of client transactions in the debt securities and derivatives markets and increased sales of client-tailored structured products.

     Operating expenses, excluding goodwill amortisation, increased by 25 per cent to US$47 million, primarily to support business growth.

Year ended 31 December 2002 compared with year ended 31 December 2001

Following the slowdown across the region in 2001, the growth in mainland China, Malaysia and South Korea was export-led, whilst consumer spending drove growth in Australia and New Zealand. Interest rates and inflationary pressures remained low across the region. Improving economic fundamentals in Thailand, Malaysia and Singapore positioned those economies to benefit from a recovery in direct investment in the future. The Japanese economy remained fragile, with consumer growth rates slowing during the year despite an improvement in GDP during the second half of 2002 driven by increased exports and domestic consumption.

     HSBC’s operations in the rest of the Asia-Pacific region contributed US$1,220 million to operating profit before provisions, broadly in line with 2001. Pre-tax profit, before goodwill amortisation, of US$1,293 million was 18 per cent higher than in 2001. This amounted to 12 per cent of HSBC’s pre-tax profit, before goodwill amortisation. The increase in pre-tax profit resulted largely from lower bad debt charges, particularly in the Middle East and Indonesia. Goodwill amortisation increased from US$8 million to US$33 million in 2002 reflecting acquisitions in Taiwan and Indonesia.

     The commentaries that follow are based on constant exchange rates.

     Pre-tax profit, before goodwill amortisation, of US$127 million for Personal Financial Services

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

was 59 per cent higher than in 2001, driven by significant growth in credit cards and other personal lending, partly offset by increased costs due to business expansion and global processing costs.

     Net interest income grew by 21 per cent, generated by strong growth in credit card advances and personal lending across the region, in particular in Taiwan, Singapore and India. In Malaysia, growth resulted from acquisition of the ABN AMRO mortgage portfolio in the first half of 2002, together with a significant increase in credit card advances. In Australia, the inclusion of a full year’s income from the acquisition of NRMA in November 2001 contributed to the increase in net interest income.

     HSBC’s credit card business recorded a 25 per cent increase in balances in 2002. In the difficult economic environment, HSBC’s focus switched from the acquisition of customers to their retention. Investment was made in staff, training and systems to support expected growth in the credit card business in 2003.

     Other operating income rose by 30 per cent over 2001. Net fees grew by 25 per cent to US$211 million, largely due to the significant increase in credit card income, principally in Malaysia, the Middle East and Indonesia, and growth in account service fees. In Australia, fee income for 2002 more than doubled, following HSBC’s acquisition of NRMA Building Society in 2001 and the acquisition of HSBC Stockbroking Australia. The financial planning services team in the Middle East, which provides savings, retirement education and protection planning services throughout the region, reported a 19 per cent growth in fee and commission income.

     HSBC’s strong presence in mainland China was supported by a wide range of business capabilities. With further liberalisation of China’s financial market, banking regulations were relaxed to permit foreign banks to provide foreign currency services to mainland Chinese companies and citizens, and HSBC became the first foreign bank to offer them, at 10 locations across the country. In December 2002, HSBC launched online personal banking services to local citizens and international customers in mainland China.

     Operating costs, before goodwill amortisation, increased by 20 per cent compared with 2001. This growth primarily reflected a higher staff complement in the Group Service Centres in India and mainland

China and business expansion in the Middle East, Australia and Taiwan. During the year, The Hongkong and Shanghai Banking Corporation opened eight new branches in the region.

     The year saw continued expansion of internet banking services across the region, with substantial increases in both online customer activity and the range of services offered. The number of personal internet banking customers rose to over 249,000, covering 8 per cent of the personal banking customer base in 12 countries.

     Provisions for bad and doubtful debts increased by 13 per cent to US$104 million, following increased credit card lending in India, Indonesia and Taiwan, partly offset by lower provisioning requirements in Indonesia and the Middle East, led by improved credit control procedures.

     Commercial Banking reported pre-tax profits, before goodwill amortisation, of US$423 million, an increase of 58 per cent, compared with 2001.

     Net interest income declined by 11 per cent compared with 2001, as a result of subdued commercial loan demand and lower lending margins, particularly in Mauritius, Singapore and Indonesia. Net fees and commissions were slightly higher than in 2001, reflecting the acquisition of the trade finance portfolio from State Street Bank Australia in July.

     Operating expenses, excluding goodwill amortisation, were in line with 2001. HSBC continued to expand its utilisation of Group Service Centres, with new centres opening in Shanghai and Bangalore in addition to existing facilities in Hyderabad and Guangzhou. By the end of the year, 12,400 calls from UK business telephone banking customers were being answered each week in the Bangalore call centre.

     There was a net release of provisions for bad and doubtful debts in 2002, mainly in Indonesia, Singapore, Taiwan and Thailand. These releases were partly offset by additional provisions in India and Mauritius. In 2001, significant specific provisions were raised in Indonesia in view of the deteriorating political and economic environment.

     Corporate, Investment Banking and Markets reported pre-tax profit, before amortisation of goodwill, of US$706 million, broadly in line with 2001.

Back to Contents

     Net interest income grew by 16 per cent, to US$561 million, due to strong Global Markets performance in most areas across the region. In particular, the accrual books were well positioned for the low interest rate environment.

     Other operating income was 7 per cent lower, mainly due to reduced dealing profits. In the Philippines and Singapore, income from interest rate derivatives and debt securities trading was lower. Operating expenses were broadly in line with 2001.

     With the exception of a significant recovery relating to a historic Olympia and York exposure in 2001, the overall charge for bad and doubtful debts was essentially unchanged in 2002 as business responded to the economic upturn, though provisioning experience differed across the region. There was a release of provisions for contingent liabilities in Japan and Thailand in 2002, while a provision was raised in respect of a customer in Australia in 2001.

     HSBC’s Private Banking activities in the rest of Asia-Pacific reported pre-tax profits, before goodwill amortisation, of US$25 million, compared with losses of US$16 million reported in 2001.

     Most of the improvement arose from the non-recurrence of a US$31 million provision in 2001 for contingent liabilities and commitments in Lebanon, relating to an operation which was subsequently closed.

     Operating income rose by 16 per cent to US$65 million, driven by strong growth in dealing profits. An active Eurobond market in the first half of the year stimulated customer trades.

     Operating expenses, excluding goodwill amortisation, decreased by 14 per cent to US$37 million. While higher staff costs reflected higher bonuses in line with the growth in operating income, this was more than offset by lower costs following the reorganisation of Private Banking’s activities in Asia.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation by customer group

	Year ended 31 December 2003

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
Rest of Asia-Pacific	Services	Banking	Markets	Banking	Other	elimination	Total
(including the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	754	419	541	33	(7)	–	1,740

Dividend income	–	–	–	–	4	–	4
Net fees and commissions	239	220	324	10	12	–	805
Dealing profits	35	46	301	38	1	–	421
Other income	71	30	21	–	56	(58)	120
Other operating income	345	296	646	48	73	(58)	1,350

Operating income	1,099	715	1,187	81	66	(58)	3,090

Operating expenses excluding
goodwill amortisation[1]	(835)	(334)	(526)	(47)	(57)	58	(1,741)

Operating profit before
provisions[1]	264	381	661	34	9	–	1,349

Provisions for bad and doubtful
debts	(145)	52	5	2	1	–	(85)
Provisions for contingent liabilities
and commitments	–	(1)	(1)	–	1	–	(1)
Amounts written off fixed asset
investments	–	–	(1)	–	(1)	–	(2)

Operating profit[1]	119	432	664	36	10	–	1,261

Share of operating loss in joint
ventures[2]	–	–	–	–	–	–	–
Share of operating profit in
associates[2]	39	17	65	–	28	–	149
Gains on disposal of investments
and tangible fixed assets	–	1	3	–	12	–	16

Profit on ordinary activities
before tax[3]	158	450	732	36	50	–	1,426

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]	1.1	3.1	5.1	0.2	0.4		9.9
Cost:income ratio[1]	76.0	46.7	44.3	58.0	86.4		56.3

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to customers
(net)	17,848	13,383	15,129	1,481	111		47,952
Total assets	20,128	14,402	56,495	2,813	4,243		98,081
Customer accounts	26,592	13,006	22,146	3,693	4		65,441
The following assets and liabilities
were also significant to Corporate,
Investment Banking and Markets:
Loans and advances to
banks (net)			10,452
Debt securities, treasury bills and
other eligible bills			23,279
Deposits by banks			6,405

Goodwill amortisation:
1 excluded from (1) above	5	1	28	–	1		35
2 excluded from (2) above	–	–	–	–	–		–
3 excluded from (3) above	5	1	28	–	1		35
4 Third party only.

Back to Contents

Year ended 31 December 2002

Rest of Asia-Pacific (including the Middle East)	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	633	417	561	35	(39)	–	1,607

Dividend income	–	–	–	–	3	–	3
Net fees and commissions	211	213	293	6	1	–	724
Dealing profits	27	37	278	24	(2)	–	364
Other income	31	9	18	–	63	(38)	83

Other operating income	269	259	589	30	65	(38)	1,174

Operating income	902	676	1,150	65	26	(38)	2,781

Operating expenses excluding goodwill amortisation[1]	(683)	(309)	(478)	(37)	(59)	38	(1,528)

Operating profit/(loss) before provisions[1]	219	367	672	28	(33)	–	1,253

Provisions for bad and doubtful debts	(104)	31	(18)	(3)	5	–	(89)
Provisions for contingent liabilities and commitments	–	5	13	–	–	–	18
Amounts written off fixed asset investments	–	–	(2)	–	–	–	(2)

Operating profit/(loss)[1]	115	403	665	25	(28)	–	1,180

Share of operating loss in joint ventures[2]	–	–	–	–	–	–	–
Share of operating profit in associates[2]	13	18	42	–	40	–	113
Gains/(losses) on disposal of investments
and tangible fixed assets	(1)	2	(1)	–	–	–	–

Profit on ordinary activities before tax[3]	127	423	706	25	12	–	1,293

%	%	%	%	%	%
Share of HSBC’s pre-tax profits[3]	1.2	4.1	6.7	0.2	0.1	12.3
Cost:income ratio[1]	75.7	45.7	41.6	56.9	226.9	54.9

US$m	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[4]
Loans and advances to customers (net)	11,812	10,795	12,963	1,392	116	37,078
Total assets	13,471	11,624	46,380	2,336	2,824	76,635
Customer accounts	22,613	11,600	16,506	3,413	40	54,172
The following assets and liabilities were also
significant to Corporate, Investment Banking
and Markets: Loans and advances to banks (net)	9,249
Debt securities, treasury bills and other eligible bills	19,094
Deposits by banks	4,830

Goodwill amortisation:
1	excluded from (1) above	1	3	29	–	–	33
2	excluded from (2) above	–	–	–	–	–	–
3	excluded from (3) above	1	3	29	–	–	33
4	Third party only.

Back to Contents

H S B C    H O L D I N G S    P L C

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation by customer group (continued)

Year ended 31 December 2001

Rest of Asia-Pacific (including the Middle East)	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	524	464	483	30	(19)	–	1,482

Dividend income	–	–	–	–	3	–	3
Net fees and commissions	169	203	303	10	(4)	–	681
Dealing profits	24	36	319	16	–	–	395
Other income	14	10	17	–	58	(41)	58
Other operating income	207	249	639	26	57	(41)	1,137

Operating income	731	713	1,122	56	38	(41)	2,619

Operating expenses excluding goodwill amortisation[1]	(567)	(288)	(492)	(43)	(48)	41	(1,397)

Operating profit/(loss) before provisions[1]	164	425	630	13	(10)	–	1,222

Provisions for bad and doubtful debts	(93)	(171)	94	2	(4)	–	(172)
Provisions for contingent liabilities and commitments	–	8	(20)	(31)	–	–	(43)
Amounts written off fixed asset investments	–	1	(11)	–	(1)	–	(11)

Operating profit/(loss)[1]	71	263	693	(16)	(15)	–	996

Share of operating loss in joint ventures[2]	(5)	–	–	–	–	–	(5)
Share of operating profit in associates[2]	14	13	33	–	39	–	99
Gains/(losses) on disposal of investments
and tangible fixed assets	–	1	(1)	–	6	–	6

Profit/(loss) on ordinary activities before tax[3]	80	277	725	(16)	30	–	1,096

%	%	%	%	%	%
Share of HSBC’s pre-tax profits[3]	0.9	3.2	8.2	(0.2)	0.3	12.4
Cost:income ratio[1]	77.6	40.4	43.9	76.8	126.3	53.3

US$m	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[4]
Loans and advances to customers (net)	8,794	10,250	10,058	1,194	100	30,666
Total assets	10,146	11,094	32,704	4,526	3,885	62,355
Customer accounts	20,585	10,365	12,211	2,278	59	45,498
The following assets and liabilities were also
significant to Corporate, Investment Banking
and Markets: Loans and advances to banks (net)	9,610
Debt securities, treasury bills and other eligible bills	10,933
Deposits by banks	3,463

Goodwill amortisation:
1	excluded from (1) above	–	2	2	–	4	8
2	excluded from (2) above	–	–	–	–	–	–
3	excluded from (3) above	–	2	2	–	4	8
4	Third party only.

Back to Contents

North America

Profit/(loss) before tax excluding goodwill amortisation

	Year ended 31 December

	2003	2002[3]	2001
	US$m	US$m	US$m

Personal Financial Services	870	605	593
USA	446	519	546
Canada	66	59	61
Mexico	345	23	–
Other	13	4	(14)
Consumer Finance[2]	2,068	–	–
USA	2,002	–	–
Canada	66	–	–
Mexico	–	–	–
Other	–	–	–

Total Personal Financial Services	2,938	605	593
USA	2,448	519	546
Canada	132	59	61
Mexico	345	23	–
Other	13	4	(14)
Commercial Banking	595	435	410
USA	292	281	273
Canada	162	162	101
Mexico	121	9	14
Other	20	(17)	22
Corporate, Investment Banking and Markets	837	494	441
USA	651	447	368
Canada	121	47	68
Mexico	66	3	–
Other	(1)	(3)	5
Private Banking	63	57	81
USA	63	53	80
Canada	–	–	–
Mexico	–	–	–
Other	–	4	1
Other	(176)	(207)	(877)
USA	(193)	(209)	(883)
Canada	–	(1)	–
Mexico	–	–	–
Other	17	3	6

Total[1]	4,257	1,384	648
USA	3,261	1,091	384
Canada	415	267	230
Mexico	532	35	14
Other	49	(9)	20

1 Goodwill amortisation excluded:
– arising on subsidiaries	643	146	145
–arising on associates and joint ventures	1	–	–
– total	644	146	145
2 Comprises Household since the date of acquisition.
3	In 2003, North America implemented a revised funds transfer pricing system to transfer interest rate risk from the business units to Corporate, Investment Banking and Markets. The figures for 2002 have been restated to reflect the impact of transfer pricing had it been in place on a similar basis. The effect on the figures for 2001 is immaterial.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit before tax

	Year ended 31 December

	2003			2002	2001

			Rest of
	Total	Household[1]	HSBC
North America	US$m	US$m	US$m	US$m	US$m

Net interest income	11,777	7,867	3,910	2,732	2,450

Dividend income	34	12	22	24	29
Net fees and commissions	2,676	1,167	1,509	984	913
Dealing profits	340	–	340	161	346
Other income	932	501	431	333	207

Other operating income	3,982	1,680	2,302	1,502	1,495

Total operating income	15,759	9,547	6,212	4,234	3,945

Staff costs	(3,723)	(1,648)	(2,075)	(1,537)	(1,440)
Premises and equipment	(745)	(243)	(502)	(356)	(323)
Other	(2,241)	(1,133)	(1,108)	(651)	(653)
Depreciation and intangible asset amortisation	(238)	(83)	(155)	(131)	(124)

	(6,947)	(3,107)	(3,840)	(2,675)	(2,540)
Goodwill amortisation	(643)	(358)	(285)	(146)	(145)

Operating expenses	(7,590)	(3,465)	(4,125)	(2,821)	(2,685)

Operating profit before provisions	8,169	6,082	2,087	1,413	1,260

Provisions for bad and doubtful debts	(4,676)	(4,395)	(281)	(300)	(300)
Provisions for contingent liabilities and
commitments	3	–	3	3	(582)
Amounts written off fixed asset investments	(9)	–	(9)	(9)	(5)

Operating profit	3,487	1,687	1,800	1,107	373

Share of operating profit/(loss) in joint
ventures	11	–	11	(2)	(7)
Share of operating profit in associates	6	–	6	8	5
Gains on disposal of investments and
tangible fixed assets	109	6	103	125	132

Profit on ordinary activities before tax	3,613	1,693	1,920	1,238	503

	%	%	%	%	%
Share of HSBC’s pre-tax profits (excluding
goodwill amortisation)	29.6	14.3	15.3	13.2	7.4
Share of HSBC’s pre-tax profits	28.2	13.2	15.0	12.8	6.3
Cost:income ratio (excluding goodwill
amortisation)	44.1	32.5	61.8	63.2	64.4

Period-end staff numbers (full-time equivalent)	65,021	28,872	36,149	34,207	19,291

	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	191,450	108,124	83,326	77,589	73,088
Loans and advances to banks (net)	11,884	–	11,884	10,391	7,979
Debt securities, treasury bills and other
eligible bills	49,168	8,633	40,535	39,270	45,661
Total assets	289,800	136,727	153,073	142,032	138,738
Deposits by banks	10,354	3	10,351	9,972	8,113
Customer accounts	93,996	1	93,995	90,137	81,055

1	Since the date of acquisition.
2	Third party only.

Back to Contents

Year ended 31 December 2003 compared with year ended 31 December 2002

Fuelled by fiscal stimuli and a further interest rate reduction, the US economy steadily gained momentum in 2003. GDP expanded at an annualised rate of 8.2 per cent in the third quarter, the strongest rate since 1984. A strong revival in profits growth boosted investment spending while consumer spending remained strong, supported by tax cuts, a buoyant housing market, and equity releases from refinancing mortgages at record low interest rates. By the end of the year there was some evidence of the long-awaited recovery in the labour market, with the economy adding jobs, albeit modestly. In June the Federal Reserve cut its Fed Funds rate by 25 basis points to 1 per cent. Subsequently, 10-year bond yields rose by 100 basis points from their mid-June low of 3.1 per cent. Equity markets recovered strongly following the end of the Iraq war: by the end of December the S&P 500 had risen by 39 per cent from its March low and was at its highest level since July 2002. This supported consumer confidence. However, with the US current account deficit continuing to deteriorate, the US dollar remained under downward pressure, falling to US$1.26 against the euro by the end of the year.

     Canada’s central bank was the first of the G7 countries to embark on a policy of raising interest rates in 2003. In response to inflationary pressures in the early part of the year, overnight lending rates were raised on two occasions, by a total of 50 basis points. However, with the Canadian dollar strengthening against the US dollar, inflation worries easing, and concerns about subdued GDP growth, the Central Bank reversed the earlier interest rate rises to take the overnight rate back down to 2.75 per cent in September. Many of the reasons for the disappointing growth were temporary, such as SARS, BSE, forest fires and the Ontario power blackout, and their immediate impact abated. Consumer spending growth remained robust all year, but the ongoing impact of the strong Canadian dollar appears set to continue, restraining export growth.

     The Mexican economy continued to lag behind the US recovery, largely because, apart from technology, the US manufacturing sector remained subdued. However, the impact of stronger US growth is expected to benefit Mexico in the near term, boosting exports and growth. Meanwhile, political conflicts delayed the passage of critical reform legislation, threatening approval of the 2004 budget.

This notwithstanding, a solid macro-economic foundation has been established and is expected to be maintained.

     On 28 March 2003, HSBC completed its acquisition of Household for a consideration of US$14.8 billion, expanding significantly its existing North American business. The addition of Household’s substantial consumer lending portfolio increased the proportion of HSBC’s assets in North America from 19 per cent to 28 per cent of the Group.

     Household’s results for the period from 29 March to 31 December 2003 are tabulated separately under Consumer Finance in order to highlight their significance to HSBC’s overall performance in North America. HSBC’s results at the pre-tax level and before amortising goodwill also benefited from a US$534 million contribution from HSBC Mexico in its first full year. The integration of both Household and HSBC Mexico progressed well, with synergy benefits and business opportunities generally meeting or exceeding expectations.

     The following discussion of HSBC’s North American performance highlights the impact of the additions of Household and HSBC Mexico. The phrase ‘on an underlying basis’ is used to describe performance excluding these acquisitions.

     HSBC’s operations in North America contributed US$3,613 million to HSBC’s profit before tax, an increase of US$2,375 million, compared with 2002. Excluding goodwill amortisation, pre-tax profit was US$4,257 million, compared with US$1,384 million in 2002, which was equivalent to 30 per cent of HSBC’s total pre-tax profit on this basis. On an underlying basis, HSBC’s pre-tax profit, before goodwill amortisation, of US$1,672 million was US$320 million, or 24 per cent, higher than in 2002. Goodwill amortisation was US$644 million in 2003, compared with US$146 million last year, predominantly reflecting the acquisition of Household and, to a lesser extent, HSBC Mexico.

     The commentaries that follow are based on constant exchange rates.

     Personal Financial Services, excluding Consumer Finance, generated pre-tax profit, before goodwill amortisation, of US$870 million in 2003, 40 per cent higher than last year. HSBC Mexico contributed US$350 million to pre-tax profit for the

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

year. On an underlying basis, pre-tax profit, before goodwill amortisation, was 13 per cent lower than in 2002 mainly due to lower earnings from mortgage servicing and higher staff costs.

     Net interest income increased by 53 per cent to US$2,116 million mainly as a result of the inclusion of HSBC Mexico. The first full year’s result for HSBC Mexico was strong and ahead of expectations. Growth in Mexico from a relatively weak performance in 2002 reflected an improvement in net interest income driven by a greater level of low cost deposits and an expanding consumer loan portfolio. Interest spreads benefited from a change in asset mix, with over 25 per cent growth in higher yielding assets, including motor vehicle finance, credit cards and payroll loans.

     On an underlying basis, growth in net interest income of 7 per cent was mainly driven by growth of US$2.5 billion in residential mortgage balances in the US and Canada. In both countries, the low interest rate environment proved attractive to new homebuyers and encouraged existing homeowners to refinance their mortgages. In the US, net interest income further benefited from improved spreads on mortgages and an improved mix of loans and savings deposits.

     Other operating income of US$825 million was 62 per cent higher than in 2002. Operations in Mexico contributed US$461 million to other operating income in the year. Transaction volumes on core banking related products, such as credit cards, deposit-related services and ATMs, grew significantly. HSBC Mexico led the market with a 34 per cent share in domestic interbank ATM transactions across Mexico, delivering fee revenue of US$92 million. In addition, a growing level of fee income was generated from bancassurance sales and international remittances.

     On an underlying basis, other operating income fell by 23 per cent. This was primarily caused by a fall in mortgage banking-related income in the US. Total servicing-related income decreased by US$210 million compared with 2002. This decrease was driven by accelerated amortisation and large write-downs of mortgage servicing rights (‘MSR’s) as many customers refinanced mortgages in order to take advantage of the low interest rate environment. MSR income also declined as a result of significant losses on derivative instruments used to protect the economic value of MSRs.

     In addition, the June/July time period was one of the more difficult periods related to derivative activity. Specifically, in June, positions were taken in derivative instruments to further reduce HSBC’s exposure to these losses as mortgage rates continued to fall. However, in July extreme interest rate volatility ensued and there was a significant rise in interest rates resulting in a substantial loss in the value of the derivative instruments. These losses were only partly offset by subsequent falls in interest rates, and gains from the sale of certain mortgage-backed securities available-for-sale that were used as on-balance sheet economic hedges of the MSRs.

     While the value of MSRs generally declines in a falling interest rate environment as mortgages are repaid, the effect of this decline is often mitigated by income from refinancing mortgage loans and subsequent sales to mortgage agencies. Total loan volumes sold in 2003 were US$20.1 billion compared with US$12.4 billion in 2002. Market conditions during 2003 permitted favourable pricing which allowed HSBC to earn higher gains on loans sold as well as a higher spread on refinanced loans. As a result, sales-related income for 2003 increased by US$82 million compared with 2002.

     Overall, the US mortgage banking business contributed US$210 million to pre-tax profit in 2003, compared with US$251 million in 2002. In the US, HSBC generated increases in deposit-related service charges and in card fees, though sales of investment products fell reflecting a lack of confidence in the equity markets. Increased fees in Canada reflected higher insurance sales and increased commissions from retail broking activities as the equity markets rebounded in 2003.

     Growth in operating expenses, excluding goodwill amortisation, of 65 per cent to US$1,965 million was substantially attributable to the addition of HSBC Mexico, which contributed US$758 million to the overall cost base in 2003. In Mexico, savings in operating expenses were achieved from merging HSBC Mexico with HSBC’s existing operations in the country. These savings funded investment to improve technology support for HSBC Mexico’s branch network.

     On an underlying basis, operating expenses, excluding goodwill amortisation, increased by 7 per cent. Pension costs rose due to falls in the long-term rates of return on assets, and higher profitability drove increased staff incentive payments. Following

Back to Contents

the integration with Household, long-term restructuring programmes, including the rationalisation of staff functions, were initiated, adding US$20 million of costs in the year.

     Operations in Mexico contributed US$67 million to the overall net charge for bad and doubtful debts of US$142 million. On an underlying basis, credit provisions in Personal Financial Services were broadly in line with the prior year, a good performance in view of strong growth in personal lending. Overall credit quality improved, reflecting the improved economic environment.

     Consumer Finance contributed US$2,068 million to pre-tax profit, before goodwill amortisation, in the nine months since Household became a member of HSBC. The integration of Household into HSBC delivered anticipated benefits in improved funding costs, and technology and administrative cost savings. Significant progress has been made in exporting Household’s core skills, particularly in the areas of credit risk management, sales-focused organisation and customer-centred technology, to other parts of the Group. Further synergies are planned in card processing, IT contingency rationalisation, purchasing, call-centre operations and the shared use of HSBC’s Group Service Centres. Household’s business model is being taken to selected markets overseas and established alongside existing HSBC operations to meet the growing global demand for consumer finance.

     Net interest margin benefited by US$531 million from purchase accounting adjustments relating to the acquisition of Household in the nine months in which Household was part of the HSBC Group. This comprised of a US$946 million benefit in respect of debt funding, offset by the amortisation of purchase accounting adjustments relating to loans and advances to customers totalling US$415 million. Purchase accounting adjustments restated the book value of debt to fair value at that date and, therefore, reflected the improvement in spread already in the market as well as falling interest rates. They are being amortised in line with the residual maturity of the debt. Assuming credit spreads remain consistent, savings on future debt issues will replace the fair value adjustments relating to credit spreads. Since acquisition, Household’s funding costs on new issues have, in fact, fallen as the credit spreads sought by the market decreased, reflecting the improvement in Household’s credit rating on joining the HSBC

Group. During 2003, net interest income benefited by US$124 million as a result of such savings.

     All consumer portfolios grew during the year, except for personal unsecured loans, with the strongest growth in the real estate secured and private label portfolios. The secured real estate portfolio growth was driven by the correspondent business while the private label portfolio benefited from a number of new relationships added during the year. Growth in MasterCard and Visa loans benefited from portfolio acquisitions made during the year in advantageous circumstances and growth in the General Motors portfolio. The motor vehicle finance business also benefited from new originations from strategic alliances during the year.

     Included within operating expenses were one-off retention payments arising on the change of control amounting to US$52 million. Headcount increased to support business expansion, particularly in the consumer lending and mortgage services businesses.

     The charge for bad and doubtful debts in 2003 reflected receivables growth, increases in personal bankruptcy filings and the weak US economy. However, in the second half of the year credit quality stabilised and improvement was seen in a number of key indicators, including early stage delinquency, charge-offs, bankruptcy filings and collection activities. The improvement reflected resumed domestic economic growth which is forecast to continue into 2004.

     Commercial Banking in North America reported pre-tax profit, before goodwill amortisation, of US$595 million, an increase of 32 per cent, compared with 2002. On an underlying basis, HSBC generated pre-tax profit, before goodwill amortisation, of US$498 million, 12 per cent higher than last year.

     Net interest income on an underlying basis was marginally lower than 2002. In Canada, income growth was generated from increased balances on loans and deposits. There were increases in commercial real estate lending where growth in market share was concentrated primarily in New York. Service delivered to SMEs was enhanced as part of the strategy to focus on that market. Notably, the credit application process was re-engineered to make it easier for customers and the number of relationship managers doubled. As a result, lending to SMEs increased by 17 per cent. Net interest income further benefited from steady growth in

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

deposit balances and lower funding costs. Offsetting this was the impact of business disposals as HSBC disposed of its equipment leasing portfolio in the first half of 2003 following a re-evaluation of its core businesses.

     On an underlying basis, other operating income rose by 20 per cent, reflecting income on the sale of the factoring business and increases in fees related to commercial real estate lending, deposit taking and trade.

     The inclusion of Household’s commercial portfolio reduced other operating income by US$17 million. These losses were more than offset by tax credits, resulting in an overall benefit to post tax profits of US$40 million.

     HSBC Mexico contributed US$325 million to total operating income in the Commercial Banking segment in North America, reflecting a strong position in customer deposits. In addition, a growing level of fee income was generated from payments and cash management, loan and credit card fees.

     Of the total increase in operating expenses, US$163 million was attributable to HSBC Mexico. Underlying operating expenses, excluding goodwill amortisation, increased by 9 per cent to US$614 million. This was driven by higher pension and incentive compensation expenses. In Canada, staff costs increased, primarily due to increased variable incentive payments.

     Credit quality remained satisfactory. On an underlying basis, provisions for bad and doubtful debts fell by 40 per cent to US$88 million, reflecting the improved credit environment in North America in 2003. Low interest rates, declining credit spreads and positive economic sentiment all contributed to this improvement.

     Corporate, Investment Banking and Markets reported pre-tax profit, before amortisation of goodwill, of US$837 million, an increase of 70 per cent, compared with 2002. On an underlying basis, the Corporate, Investment Banking and Markets business generated pre-tax profit, before amortisation of goodwill, of US$772 million, 58 per cent higher than in 2002. In generally favourable trading conditions, Global Markets achieved higher customer sales from structured finance and hedging products as institutional and corporate borrowers took advantage of low interest rates to raise finance or fix the cost of existing facilities.

     HSBC’s North American securities trading and debt capital markets business was substantially restructured and refocused towards the end of 2002 and this was reflected positively in its 2003 financial performance. Government and agency securities arbitrage activities were wound down. Corporate bond trading returned to profitability, contrasting with the heavy losses suffered in 2002 as a result of widening credit spreads, particularly in the telecommunications and auto sectors. The turnaround in performance added US$67 million to profit before tax. Investment in relationship management generated new business from major institutional and corporate clients. Global Markets also expanded its structured credit derivatives trading in response to the evolving requirements of its institutional customer base, allowing these clients to risk manage their portfolios more actively, thereby generating fees and trading revenues for HSBC.

     Underlying net interest income of US$685 million, increased by 28 per cent, compared with 2002. This was partly attributable to the restructuring initiatives in the securities trading and debt capital markets business. As part of this restructuring, large arbitrage trading portfolios, which had historically contributed dealing profits but incurred significant funding costs, were eliminated. Net interest income further benefited from good balance sheet management and effective interest rate positioning in the US and Canada.

     Underlying total other operating income, at US$738 million improved by 32 per cent. Strong foreign exchange and domestic dollar book trading activity contributed to increased revenues, driven by historically low interest rates and volatile currency markets. Derivatives trading revenues increased, reflecting the growth in demand for the structuring of tailored products for corporate and institutional customers.

     HSBC Mexico generated other operating income of US$90 million, of which US$64 million was accounted for by dealing profits. Volatility in the Mexican markets enabled the Group to increase trading volumes and capitalise on favourable market movements. These positive market conditions led to increased profits from foreign exchange and fixed income.

     Underlying operating expenses, before goodwill amortisation, of US$706 million, increased by 9 per cent. Investment in the core business added to the

Back to Contents

expenditure but was partly funded by lower costs in the securities trading and debt capital markets business, elements of which were wound down.

     Credit experience on major corporate customers in the US was better in 2003. Many accounts which were potentially problematic at the end of 2002 were successfully refinanced and restructured in the strong debt market at the start of 2003. Elsewhere, credit quality remained satisfactory and consequently, on an underlying basis, there was a net release of US$7 million for bad and doubtful debts.

     Profits on disposal of investments, on an underlying basis, were US$57 million, a decline of 53 per cent compared with 2002, which included a higher level of securities disposals arising from the restructuring of investment portfolios.

     HSBC’s Private Banking operations in North America contributed US$63 million to pre-tax profits, before goodwill amortisation, an increase of 11 per cent compared with 2002.

     During the year the North American business continued its evolution from a deposit-based business to broader wealth advisory service, with a resulting shift from net interest income to fees and commissions. Despite this, net interest income was 3 per cent higher than 2002, reflecting an improved funding environment in 2003.

     An increase in net fees and commissions and other income of US$52 million, or 37 per cent, mainly reflected the benefit from increased investment activity by clients and a greater emphasis on fee-based non-discretionary advisory and structured products. In addition, WTAS (HSBC’s tax advisory service for high net-worth clients), in its first full year of operation, contributed to this increase.

     The inclusion of WTAS was the principal contributor to the US$48 million increase in operating expenses, before goodwill amortisation. Cost savings from the alignment of international and domestic client servicing units offset higher staff and restructuring costs. Excluding this operating expenses were essentially flat year-on-year.

Year ended 31 December 2002 compared with year ended 31 December 2001

The United States economy showed signs of improvement in 2002 following a deterioration in 2001, as low interest rates and fiscal stimulus helped to boost the housing, manufacturing and consumer sectors. GDP growth was 2.4 per cent compared with 1.1 per cent in 2001. However, growth prospects remained unclear, as equity markets remained subdued, and levels of corporate and consumer debt remained high. The dollar weakened throughout the year, reflecting investor concerns about investment returns from the US.

     The Canadian economy continued to outperform its fellow G7 members, with GDP growth of 3.3 per cent in 2002. This was driven by strong growth in employment, and increased levels of retail sales. However, in response to fears about strong consumer spending and increasing inflation, interest rates showed upward pressure. It was expected that the Canadian economy would be slowed by the performance of the US economy during 2003.

     Economic growth in Mexico also remained subdued, relying on the US economy for 25 per cent of its GDP. However, growth in industrial output was an encouraging sign for Mexico’s future prospects. Although the devaluation in the value of the peso had increased inflationary pressures, the economic indicators in 2002 did not appear to present cause for concern with regard to Mexico’s creditworthiness.

     HSBC’s operations in North America contributed US$1,413 million to operating profit before provisions, up US$153 million, or 12 per cent, compared with 2001. Profit before tax increased by US$735 million to US$1,238 million. Goodwill amortisation at US$146 million was in line with 2001. Operating performance was driven by strong growth in net interest income in 2002, which benefited from low funding costs as interest rates remained at historically low levels. The 2001 results bore the exceptional costs of the Princeton Note Settlement.

     The commentaries that follow are based on constant exchange rates.

     Personal Financial Services in North America reported a pre-tax profit, before goodwill amortisation, of US$605 million, 3 per cent higher than in 2001. The continued growth in the mortgage business and higher brokerage and insurance sales contributed to a significant increase in operating income. This was partially offset by higher IT costs reflecting increased business volumes and systems development.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     Net interest income rose by 8 per cent to US$1,352 million of which US$60 million reflected the inclusion of HSBC Mexico for the period following its acquisition. Excluding HSBC Mexico, the rise in net interest income reflected growth in deposits and record mortgage banking activity. Customers sought to minimise risks from volatile equity markets, while homeowners took advantage of the low interest rate environment to re-mortgage at lower rates. The increase in spreads arising from lower funding costs was partly offset by a lower benefit from net free funds.

     Excluding HSBC Mexico, which contributed US$40 million, other operating income was 15 per cent higher than in 2001, driven by growth in brokerage and wealth management products and successful re-pricing of account service charges. Brokerage revenues increased by 32 per cent over 2001, due in part to sales of annuity products and increased transaction volumes. Insurance revenue also grew strongly. By the end of 2002, more than 1,500 professionals were licensed to sell insurance and a number of annuity products through the retail network in the US.

     HSBC in Canada was rated highest for overall quality of customer service among the banks included in the ‘2002 Customer Service Index’, an independent study conducted annually by Market Facts of Canada. HSBC Bank Canada introduced ‘clientCONNECT’, a sales and service initiative designed to improve client relationships. The bank also completed the rollout of a Call Management programme designed to remove routine tasks from branches and enable staff to concentrate on deepening relationships with customers.

     Operating expenses, before goodwill amortisation, increased by 19 per cent to US$1,172 million, of which US$72 million reflected the impact of HSBC Mexico. The underlying increase of 11 per cent was mainly due to increased revenue-related staff costs and higher IT and marketing expenses. As part of its strategy of providing customers with multiple choices for product and service delivery, HSBC offered a comprehensive internet banking service in the US. By the end of the year, more than 405,000 customers had registered, up from approximately 275,000 at the end of 2001. The HSBC Bank USA website, us.hsbc.com, where customers can apply for accounts, conduct financial planning and link to online services, received approximately 50,000 visits every day during 2002.

     Commercial Banking in North America reported pre-tax profit, before goodwill amortisation, of US$435 million, an increase of 6 per cent, compared with 2001. HSBC Mexico accounted for US$6 million of this increase.

     Net interest income was broadly in line with 2001. The effect of including HSBC Mexico was offset by reduced net interest income in the US, reflecting lower lending levels. On an underlying basis, other operating income rose 8 per cent to US$287 million, as a result of higher fees from deposit services, credit and trade finance activity. A repricing initiative on deposit account services resulted in higher fee income in both the US and Canada. Dealing profits fell in HSBC’s Mexican operation following a decline in gains on exchange valuations on the loan portfolio.

     Operating expenses, on an underlying basis, were slightly lower than in 2001 in both the US and Canada, mainly due to operating cost controls and one-off costs incurred in 2001. Provisions for bad and doubtful debts were broadly in line with last year. Despite the uncertain economic climate, the US and Canada experienced fewer problem credits for larger companies, though this was partly offset by higher provisions in Panama.

     Corporate, Investment Banking and Markets reported pre-tax profit, before amortisation of goodwill, of US$494 million, an increase of 15 per cent, compared with 2001. This was primarily driven by improved spreads in Global Markets in the low interest rate environment. HSBC’s US securities trading and debt capital markets business reported a pre-tax loss of US$100 million. A significant widening of credit spreads in the first half of the year resulted in losses on bond holdings.

     Net interest income increased by 53 per cent to US$539 million. The principal driver of growth was significantly reduced funding costs as the steeper yield curve led to a 54 basis point increase in spread. Global Markets benefited from the lower funding costs. Net interest income in the debt capital markets business weakened due to increased funding costs on corporate bond trading portfolios.

     Other operating income at US$557 million was 17 per cent lower than in 2001, mainly due to dealing losses. Difficult conditions in the capital markets prevented a recurrence of 2001’s strong dealing profits and profits on domestic US dollar trading fell. Partially offsetting the dealing losses were higher

Back to Contents

levels of other income from bank note servicing and increased numbers of structured transactions for corporate customers. In Canada, HSBC's operations reported reduced equity market-related fees. HSBC withdrew from the institutional equity trading and research business in the first half of 2002. Other operating income in the debt capital markets business fell by US$46 million, largely resulting from losses on corporate bond trading.

     Total operating expenses, before amortisation of goodwill, were broadly in line with 2001. In the US securities trading and debt capital markets business, revenue-related pay decreased due to the losses incurred in 2002.

     Provisions for bad and doubtful debts decreased by 18 per cent. HSBC Bank USA’s charge for bad and doubtful debts fell, predominantly due to the non-recurrence of specific provisions raised in 2001 against corporate customers. The charge in Canada increased following a provision for an exposure in the telecommunications sector.

     Profits on the disposal of investments declined by 10 per cent reflecting reduced sales of securities.

     HSBC’s Private Banking operations in North America contributed US$57 million to pre-tax profits before goodwill amortisation. Net interest income at US$117 million was US$10 million lower than in 2001 as lower interest rates reduced the benefit of free funds. Other operating income, including fees and commissions, increased by US$20 million, or 16 per cent, reflecting the inclusion of WTAS, which became operational in the second half of 2002. Operating expenses, before goodwill amortisation, increased by US$52 million, partly as a result of the launch of WTAS.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation by customer group

	Year ended 31 December 2003

				Total		Corporate,
		Personal		Personal		Investment			Inter-
		Financial	Consumer	Financial	Commercial	Banking &	Private		segment
		Services	Finance[4]	Services	Banking	Markets	Banking	Other	elimination	Total
	North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
	Net interest income	2,116	7,851	9,967	1,046	743	121	(100)	–	11,777

	Dividend income	–	12	12	–	20	1	1	–	34
	Net fees and commissions	720	1,170	1,890	292	351	155	(12)	–	2,676
	Dealing profits	19	–	19	18	301	2	–	–	340
	Other income	86	525	611	152	156	36	33	(56)	932

	Other operating income	825	1,707	2,532	462	828	194	22	(56)	3,982

	Operating income	2,941	9,558	12,499	1,508	1,571	315	(78)	(56)	15,759

	Operating expenses
	excluding goodwill
	amortisation[1]	(1,965)	(3,098)	(5,063)	(786)	(777)	(254)	(123)	56	(6,947)

	Operating profit/(loss)
	before provisions[1]	976	6,460	7,436	722	794	61	(201)	–	8,812

	Provisions for bad and
	doubtful debts	(142)	(4,395)	(4,537)	(133)	(6)	1	(1)	–	(4,676)
	Provisions for contingent
	liabilities and
	commitments	–	–	–	4	–	–	(1)	–	3
	Amounts written off fixed
	asset investments	–	–	–	–	(9)	–	–	–	(9)

	Operating profit/(loss)[1]	834	2,065	2,899	593	779	62	(203)	–	4,130

	Share of operating profit
	in joint ventures[2]	11	–	11	–	–	–	–	–	11
	Share of operating profit
	in associates[2]	–	–	–	–	–	–	7	–	7
	Gains on disposal of
	investments and tangible
	fixed assets	25	3	28	2	58	1	20	–	109

	Profit /(loss) on ordinary
	activities before tax[3]	870	2,068	2,938	595	837	63	(176)	–	4,257

		%	%	%	%	%	%	%		%
	Share of HSBC’s pre-tax
	profits[3]	6.0	14.4	20.4	4.1	5.8	0.4	(1.1)		29.6
	Cost:income ratio[1]	66.8	32.4	40.5	52.1	49.5	80.6	(157.7)		44.1
		US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
	Selected balance sheet
	data[5]
	Loans and advances to
	customers (net)	43,608	107,957	151,565	23,553	13,758	2,574	–		191,450
	Total assets	53,082	134,857	187,939	27,444	70,223	3,108	1,086		289,800
	Customer accounts	48,576	1	48,577	20,032	17,239	8,148	–		93,996
	The following assets and
	liabilities were also
	significant to the customer
	groups noted:
	Loans and advances to
	banks (net)					11,577
	Debt securities, treasury
	bills and other eligible
	bills					36,026
	Deposits by banks					9,958
	Debt securities in issue		107,673

	Goodwill amortisation:
1	excluded from (1) above	117	356	474	100	45	25	–		643
2	excluded from (2) above	1	–	–	–	–	–	–		1
3	excluded from (3) above	118	356	474	100	45	25	–		644
4	Comprises Household since the date of acquisition.
5	Third party only.

Back to Contents

		Year ended 31 December 2003

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination	Total
	North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m
	Net interest income	1,352	844	539	117	(120)	–	2,732

	Dividend income	–	–	24	–	–	–	24
	Net fees and commissions	437	222	268	61	(4)	–	984
	Dealing profits	(63)	18	204	9	(7)	–	161
	Other income	126	61	61	78	29	(22)	333

	Other operating income	500	301	557	148	18	(22)	1,502

	Operating income	1,852	1,145	1,096	265	(102)	(22)	4,234

	Operating expenses excluding
	goodwill amortisation[1]	(1,172)	(567)	(649)	(206)	(103)	22	(2,675)

	Operating profit/(loss) before
	provisions[1,5]	680	578	447	59	(205)	–	1,559

	Provisions for bad and doubtful
	debts	(76)	(150)	(66)	(2)	(6)	–	(300)
	Provisions for contingent liabilities
	and commitments	–	2	2	–	(1)	–	3
	Amounts written off fixed asset
	investments	–	–	(9)	–	–	–	(9)

	Operating profit/(loss)[1,5]	604	430	374	57	(212)	–	1,253

	Share of operating profit in joint
	ventures[2]	(1)	–	–	(1)	–	–	(2)
	Share of operating profit
	in associates[2]	2	–	–	–	6	–	8
	Gains /(losses) on disposal of
	investments and tangible
	fixed assets	–	5	120	1	(1)	–	125

	Profit /(loss) on ordinary activities
	before tax[3,5]	605	435	494	57	(207)	–	1,384

		%	%	%	%	%		%
	Share of HSBC’s pre-tax profits[3,5]	5.8	4.1	4.7	0.5	(1.9)		13.2
	Cost:income ratio[1]	63.3	49.5	59.2	77.7	(101.0)		63.2
		US$m	US$m	US$m	US$m	US$m		US$m
	Selected balance sheet data[4]
	Loans and advances to customers
	(net)	37,922	25,361	12,604	1,701	1		77,589
	Total assets	46,777	29,166	63,161	2,707	221		142,032
	Customer accounts	46,002	17,717	19,396	6,969	53		90,137
	The following assets and liabilities
	were also significant to Corporate,
	Investment Banking and Markets:
	Loans and advances to
	banks (net)			9,948
	Debt securities, treasury bills
	and other eligible bills			34,926
	Deposits by banks			9,545

Goodwill amortisation:
1	excluded from (1) above	55	32	34	25	–		146
2	excluded from (2) above	–	–	–	–	–		–
3	excluded from (3) above	55	32	34	25	–		146
4	Third party only.
5	In 2003, North America implemented a revised funds transfer pricing system to transfer interest rate risk from the business units to Corporate, Investment Banking and Markets. The figures for 2002 have been restated to reflect the impact of transfer pricing had it been in place on a similar basis. The effect on the results for 2001 is immaterial.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation by customer group (continued)

		Year ended 31 December 2001

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination	Total
North America		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income		1,247	869	354	127	(147)	–	2,450
Dividend income		–	–	29	–	–	–	29
Net fees and commissions		368	190	291	64	–	–	913
Dealing profits		(38)	28	357	1	(2)	–	346
Other income		71	48	10	63	30	(15)	207
Other operating income		401	266	687	128	28	(15)	1,495

Operating income		1,648	1,135	1,041	255	(119)	(15)	3,945
Operating expenses excluding goodwill amortisation[1]		(988)	(572)	(648)	(154)	(193)	15	(2,540)
Operating profit/(loss) before provisions[1]		660	563	393	101	(312)	–	1,405
Provisions for bad and doubtful debts		(70)	(149)	(80)	(4)	3	–	(300)
Provisions for contingent liabilities and commitments		–	(7)	–	–	(575)	–	(582)
Amounts written off fixed asset investments		–	–	(5)	–	–	–	(5)

Operating profit/(loss)[1]		590	407	308	97	(884)	–	518
Share of operating loss in joint ventures[2]		(7)	–	–	–	–	–	(7)
Share of operating profit in associates[2]		–	–	–	–	5	–	5
Gains/(losses) on disposal of investments and tangible fixed assets		10	3	133	(16)	2	–	132

Profit/(loss) on ordinary activities before tax[3]		593	410	441	81	(877)	–	648

		%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]		6.7	4.7	5.1	0.9	(10.0)		7.4
Cost:income ratio[1]		60.0	50.4	62.2	60.4	(162.2)		64.4

		US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to customers (net)		26,013	24,754	20,515	1,805	1		73,088
Total assets		32,302	25,713	77,556	3,031	136		138,738
Customer accounts		35,066	15,392	19,315	11,203	79		81,055
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)				7,549
Debt securities, treasury bills and other eligible bills				45,230
Deposits by banks				7,791

Goodwill amortisation:
1	excluded from (1) above	50	32	36	27	–		145
2	excluded from (2) above	–	–	–	–	–		–
3	excluded from (3) above	50	32	36	27	–		145
4	Third party only.

Back to Contents

South America

Profit/(loss) before tax excluding goodwill amortisation

	Year ended 31 December

	2003	2002	2001
	US$m	US$m	US$m
Personal Financial Services	(27)	(33)	62
Brazil	(31)	11	34
Argentina	3	(45)	29
Other	1	1	(1)
Commercial Banking	99	79	(14)
Brazil	65	54	46
Argentina	34	27	(59)
Other	–	(2)	(1)
Corporate, Investment Banking and Markets	(24)	32	185
Brazil	49	125	146
Argentina	(72)	(101)	29
Other	(1)	8	10
Private Banking	(2)	(12)	(3)
Brazil	(1)	(1)	(2)
Argentina	–	–	–
Other	(1)	(11)	(1)
Other	80	(100)	(1,232)
Brazil	1	(62)	(88)
Argentina	83	(91)	(1,151)
Other	(4)	53	7

Total[1]	126	(34)	(1,002)
Brazil	83	127	136
Argentina	48	(210)	(1,152)
Other	(5)	49	14

1 Goodwill amortisation excluded:
- arising on subsidiaries	11	24	14
- arising on associates and joint ventures	–	–	–
- total	11	24	14

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) before tax

	Year ended 31 December

	2003	2002	2001
South America	US$m	US$m	US$m
Net interest income	640	645	1,065
Dividend income	3	15	12
Net fees and commissions	338	324	494
Dealing profits	136	147	18
Other income	201	110	356
Other operating income	678	596	880

Total operating income	1,318	1,241	1,945

Staff costs	(584)	(572)	(836)
Premises and equipment	(124)	(113)	(153)
Other	(327)	(330)	(435)
Depreciation and intangible asset amortisation	(40)	(45)	(73)

	(1,075)	(1,060)	(1,497)
Goodwill amortisation	(11)	(24)	(14)

Operating expenses	(1,086)	(1,084)	(1,511)

Operating profit/(loss) before provisions	232	157	434
Provisions for bad and doubtful debts	(58)	(117)	(927)
Provisions for contingent liabilities and commitments	2	(31)	–
Loss from foreign currency redenomination in Argentina	(9)	(68)	(520)
Amounts written off fixed asset investments	(62)	(36)	(1)

Operating profit/(loss)	105	(95)	(1,014)
Share of operating profit in associated undertakings	1	–	1
Gains/(losses) on disposal of investments and tangible fixed assets	9	37	(3)

Profit/(loss) on ordinary activities before tax	115	(58)	(1,016)

	%	%	%
Share of HSBC’s pre-tax profits (excluding goodwill amortisation)	0.9	(0.3)	(11.4)
Share of HSBC’s pre-tax profits	0.9	(0.6)	(12.7)
Cost:income ratio (excluding goodwill amortisation)	81.6	85.4	77.0

Period-end staff numbers (full-time equivalent)	28,292	25,522	27,519

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	4,982	3,028	4,156
Loans and advances to banks (net)	1,922	1,665	2,252
Debt securities, treasury bills and other eligible bills	2,151	1,450	3,386
Total assets	12,549	8,491	13,097
Deposits by banks	828	661	1,338
Customer accounts	6,945	4,863	7,523

1 Third party only.

Back to Contents

Year ended 31 December 2003 compared with year ended 31 December 2002

2003 was a year of recovery across the region following the economic and political uncertainty experienced during 2002.

     In Brazil, the turnaround in 2003 was noteworthy. After a difficult start, the new Government demonstrated prudent control of macroeconomic policy including, importantly, inflation. A difficult and costly disinflationary programme was put into effect with the central bank’s reference rate reaching 26.5 per cent in June. The programme was successful within a surprisingly short time horizon. Inflation fell from 17.3 per cent to 9.3 per cent, and reference interest rates ended the year at 16.5 per cent. Actions to reduce Brazil’s two key vulnerabilities, its fiscal and external deficits, were effective. On the fiscal front, Brazil’s Congress approved public sector social security reforms and 2003 was the fifth consecutive year IMF fiscal targets were achieved. On the external front, Brazil is expected to register its first current account surplus in over a decade.

     Buoyed by a surge in exports and large trade surpluses, the Argentinian economy recovered at a fast pace. Inflation remained under control and the Argentine peso appreciated from 3.60 to the US dollar in May 2002 to 2.93 at December 2003. Unemployment fell and tax revenues and collections increased.

     Fundamental legal uncertainty persists, particularly regarding the position of pension fund assets following pesification, the ability of utilities to raise prices, and the position of holders of pesified and defaulted government bonds. Although the financial system is emerging slowly from near collapse, questions about the sustainability of the recovery persist and a resolution of the historic sovereign debt default is a pre-condition for stability and sustained new investment.

     HSBC’s operations in South America reported a pre-tax profit of US$115 million, compared with a loss of US$58 million in 2002. Excluding goodwill amortisation, pre-tax profit was US$126 million, compared with a loss of US$34 million in 2002. Key to this improvement was a turnaround in Argentina, from a loss of US$210 million to a modest profit of US$48 million. This followed the release of part of the general provision previously raised against customer advances, as the economy improved and, in

December 2003, compensation bonds with a face value of US$109 million were received from the Argentine government. These have been included at an estimated fair value of US$63 million in the results of the Other segment. Goodwill amortisation at US$11 million was US$13 million lower than in 2002, which included a goodwill write-off relating to the purchase of insurance subsidiaries.

     The commentaries that follow are based on constant exchange rates.

     In Personal Financial Services there was a pre-tax loss, before goodwill amortisation, of US$27 million, an improvement against the loss suffered in 2002. The acquisition of Lloyds TSB Group’s businesses and assets in Brazil contributed US$7 million to this overall improvement. Lending growth was stronger in Brazil, while higher bad debt recoveries benefited operations in Argentina.

     Net interest income was broadly in line with last year. The benefit from higher personal lending balances in Brazil was offset by lower interest income from the insurance businesses in Argentina, largely due to lower CER, an inflation adjustment applied to all pesified loans.

     Other operating income of US$316 million was 51 per cent higher than in 2002, largely due to a strong performance in Brazil. Growth in customer lending volumes generated an increase in credit-related fee income and account service fees. Following strong marketing support, fee income from cards in Brazil grew by 24 per cent, driven by a 30 per cent increase in cards in circulation to 1.4 million. Other operating income also improved in Argentina, reflecting a strong performance in the insurance business.

     Operating expenses, excluding goodwill amortisation, were broadly in line with 2002. In Brazil, costs increased by 15 per cent, largely due to higher staff costs, notably labour claims, together with higher costs from marketing initiatives taken in 2003 and an increase in the transactional taxation charge on higher operating income. Costs in Argentina were significantly lower than prior year, mainly due to lower severance costs.

     The provision for bad and doubtful debts of US$138 million was 50 per cent higher than in 2002. In Brazil, specific provisions increased, predominantly in the first half of 2003, reflecting the prevailing economic conditions. High inflation,

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

interest rates and unemployment reduced customers’ repayment capacity. However, credit quality began to show signs of improvement in the second half of the year.

     Commercial Banking in South America contributed pre-tax profit, before amortisation of goodwill, of US$99 million, 23 per cent higher than in 2002.

     Net interest income increased by 39 per cent, to US$168 million. In Argentina, net interest income benefited from lower Argentine peso rates paid on deposits and recoveries of interest suspended on non-performing loans. In Brazil, successful marketing campaigns led to a significant growth in income from overdrafts and working capital products. Other growth areas included discounted receivables and vehicle leasing, supported by the introduction of pre-approved facilities.

     Other operating income increased by 23 per cent to US$115 million. Credit related fee income in Brazil increased, reflecting the expansion in the current account customer base by 8 per cent. Fees earned on foreign exchange rose from a higher volume of transactions. In response to aggressive pricing by competitors, the introduction of a new fee pricing structure in the first half of 2003 stimulated an increase in the volume of loan fees and funds under management leading to higher fee income.

     At US$173 million, total operating expenses, before goodwill amortisation, were 25 per cent higher than 2002. The cost increases partly reflected increased business volumes as well as the impact of various initiatives which had been delayed pending evidence of improvement in economic conditions. These included increased advertising, the implementation of a sales structure to support business development, and investment in new products and delivery channels. These were partly funded by the centralisation of support processes which resulted in a reduction of associated costs and reduced the administrative workload for relationship managers, leaving them more time for their customers.

     Corporate, Investment Banking and Markets reported a loss, before amortisation of goodwill, of US$24 million, broadly in line with 2002, at constant exchange rates. Profit before tax and amortisation of goodwill in Brazil was US$49 million, compared with US$104 million in 2002. Argentina recorded a loss of US$72 million compared with a loss of US$143 million in 2002.

     Net interest expense was US$51 million, an increase of 16 per cent compared with 2002. In Brazil, net interest income decreased due to lower spreads in Global Markets, partly offset by the impact of downward yield curve movements which allowed the funding of long positions at lower rates. In corporate banking, a lack of attractive risks restricted lending growth. In Argentina, the lower cost of funding non-performing assets and a lower level of suspended interest resulted in a decrease in net interest expense.

     Dealing profits were broadly in line with 2002. In Brazil, higher dealing profits reflected gains resulting from a fall in interest rates. Brokerage, custody and clearing businesses also grew significantly, taking advantage of market opportunities. These factors were offset in part by lower foreign exchange income in Argentina.

     Staff costs were higher than in 2002, mainly in Brazil, reflecting improved performance in specific products.

     Provisions for bad and doubtful debts rose in difficult market conditions. Higher interest rates, currency weakness, and a reduced availability of foreign currency funding all contributed to problems encountered by corporate customers in the first half of 2003 in Brazil. Although the situation improved during the year, new specific provisions were raised against two sizeable corporate accounts as a consequence of business failure in one case and fraud in the other.

     Private Banking’s pre-tax loss, before goodwill amortisation, of US$2 million compared with a loss of US$12 million in 2002. A lower bad debt charge reflected an improvement in the overall credit quality of the segment.

     Within the Other customer group, there was a US$113 million release of general provision raised in respect of Argentina. This release followed a period of improved market conditions and collections within the lending portfolios.

     Provisions for contingent liabilities and commitments reflected court decisions (amparos) relating to formally frozen US dollar denominated customer deposits required to be settled at the prevailing market rate.

Back to Contents

Year ended 31 December 2002 compared with year ended 31 December 2001

2002 was a year of uncertainty in both Brazil and Argentina. Although the Argentine government had been in talks with the International Monetary Fund and World Bank for over a year, an agreement on the resumption of lending had yet to be reached. The Argentine economy experienced its fourth successive year of recession with a large contraction in GDP, falling 12 per cent, and unemployment continuing to rise. However, some stability was introduced towards the end of 2002, as the peso began to appreciate from its lows as fears of hyperinflation began to recede and a significant trade surplus emerged. Elections were expected to take place in the second quarter of 2003.

     Brazil avoided major fall-out from the collapse of the Argentine economy and steadily improved its current account position by growing its trade surplus with the rest of the world. Uncertainty over the outcome of presidential elections held in the second half of 2002 led to a sharp depreciation in the value of the real and upward pressure on interest rates in the first half of the year. The newly elected government quickly stated its commitment to fiscal discipline, leading to improved stability, lower interest rates and a stronger currency towards the end of 2002.

     HSBC’s operations in South America reported an operating profit before provisions, of US$157 million, compared with US$434 million in 2001. Excluding goodwill amortisation, operating profit before provisions was US$181 million, compared with US$448 million in 2001. At constant exchange rates, operating profit before provisions and excluding goodwill amortisation was 43 per cent lower than in 2001. Losses before tax excluding goodwill amortisation improved substantially to US$34 million, compared with a loss of US$1,002 million in 2001. Goodwill amortisation was US$24 million compared with US$14 million. The increase reflects the write-off by HSBC of the remaining goodwill that arose on the purchase of its insurance subsidiaries.

     The commentaries that follow are based on constant exchange rates.

     In Personal Financial Services there was a pre-tax loss, before goodwill amortisation, of US$33 million, compared with a profit of US$62 million in 2001.

     Net interest income of US$539 million was 31 per cent higher than in 2001. Competitive pricing initiatives and targeted marketing campaigns led to strong growth in personal lending products in Brazil, particularly personal overdrafts and credit cards. In Argentina, margins deteriorated reflecting the effect of the severe economic conditions and the impact of non-performing loans.

     Other operating income decreased by 12 per cent compared with 2001. In Brazil, the decline in fee income reflected competitive pricing initiatives and the loss of revenue from account fees, as the Brazilian government had outlawed the levying of fees on certain accounts. This was partly offset by strong growth in credit-related fee income. Net revenues from the insurance businesses in Argentina fell considerably as HSBC was obliged to renegotiate a number of contracts as a result of the mismatch between premiums and claims arising from the pesification of assets and liabilities.

     Operating expenses, before goodwill amortisation, rose by 33 per cent to US$691 million, as savings from a reduction in headcount were offset by related severance payments. Staff costs were higher in Brazil, partly due to an increase in inflation-linked pension costs and an industry-wide union-agreed salary increase. Other administration expenses increased as a result of higher levels of transactional taxation, including an additional tax imposed on foreign companies.

     The provision for bad and doubtful debts of US$100 million was slightly lower than in 2001. New provisions raised in Brazil to reflect the increased level of personal lending were more than offset by a number of releases, particularly in the credit card portfolio, reflecting the bank’s pro-active management of its personal loan book.

     Commercial Banking in South America contributed pre-tax profit, excluding goodwill amortisation, of US$79 million, compared with a small reported loss in 2001.

     Net interest income was broadly in line with 2001. Other operating income increased, reflecting strong growth in credit-related fee income in Brazil. Total operating expenses before goodwill amortisation rose by 36 per cent, to US$147 million, in 2002. Staff costs increased, mainly due to higher pension and salary costs in Brazil and severance payments in Argentina.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     The favourable movement in provisions for bad and doubtful debts reflected improved economic conditions in Argentina together with releases in Brazil.

     Corporate, Investment Banking and Markets reported pre-tax profit, excluding goodwill amortisation, of US$32 million.

     In Brazil, profit before tax, excluding goodwill amortisation was US$125 million, an increase of 15 per cent at constant exchange rates. In Argentina, loss before tax was US$101 million, compared with a small profit in 2001.

     The net interest expense was attributable to the high cost of funding non-performing assets in Argentina, and a reduction in government bond securities in Brazil, as HSBC sought to minimise its exposure in the uncertain economic climate. Dealing profits increased, primarily due to income from interest rate derivatives trading and foreign exchange trading in Brazil. In Argentina, foreign exchange dealing profits improved as some resumption in activity was permitted. Fee income declined in investment banking services in Brazil.

     Operating expenses rose in constant currency terms, reflecting higher pension contributions in Brazil and severance payments in Argentina. Provisions for bad and doubtful debts mainly reflected a specific provision in Brazil against a corporate exposure.

     Private Banking’s operations recorded a pre-tax loss, before goodwill amortisation, of US$12 million compared with a loss of US$3 million in 2001. Adverse economic conditions in Uruguay, combined with the deterioration in the Argentine peso, were primarily responsible for the increased loss.

     Within the Other customer group, provisions for contingent liabilities and commitments reflected court decisions (amparos) which required formerly frozen US dollar denominated customer deposits to be settled at the prevailing market rate.

Back to Contents

Profit/(loss) excluding goodwill amortisation by customer group

	Year ended 31 December 2003

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
South America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	499	168	(51)	2	22	–	640

Dividend income	–	–	–	–	3	–	3
Net fees and commissions	245	94	54	14	(69)	–	338
Dealing profits	2	7	118	1	8	–	136
Other income	69	14	36	1	119	(38)	201

Other operating income	316	115	208	16	61	(38)	678

Operating income	815	283	157	18	83	(38)	1,318

Operating expenses excluding
goodwill amortisation[1]	(706)	(173)	(113)	(21)	(100)	38	(1,075)

Operating profit before
provisions[1]	109	110	44	(3)	(17)	–	243

Provisions for bad and doubtful
debts	(138)	(11)	(26)	1	116	–	(58)
Provisions for contingent liabilities
and commitments	10	–	–	–	(8)	–	2
Loss from foreign currency
redenomination in Argentina	–	–	–	–	(9)	–	(9)
Amounts written off fixed asset
investments	(17)	–	(44)	–	(1)	–	(62)

Operating profit/(loss)[1]	(36)	99	(26)	(2)	81	–	116

Share of operating profit in
associates[2]	–	–	1	–	–	–	1
Gains/(losses) on disposal of
investments and tangible fixed
assets	9	–	1	–	(1)	–	9

Profit/(loss) on ordinary activities
before tax[3]	(27)	99	(24)	(2)	80	–	126

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]	(0.2)	0.7	(0.2)	0.0	0.6		0.9
Cost:income ratio[1]	86.6	61.1	72.0	116.7	120.5		81.6

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to customers
(net)	2,224	852	1,679	16	211		4,982
Total assets	4,211	1,357	5,505	70	1,406		12,549
Customer accounts	2,035	1,429	3,108	61	312		6,945
The following assets and liabilities
were also significant to Corporate,
Investment Banking and Markets:
Loans and advances to
banks (net)			1,384
Debt securities, treasury bills
and other eligible bills			1,311
Deposits by banks			593
Customer accounts

Goodwill amortisation:
1 excluded from (1) above	4	–	6	–	1		11
2 excluded from (2) above	–	–	–	–	–		–
3 excluded from (3) above	4	–	6	–	1		11
4 Third party only.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation by customer group (continued)

	Year ended 31 December 2002

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
South America	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	539	126	(5)	6	(21)	–	645

Dividend income	–	–	1	–	14	–	15
Net fees and commissions	218	87	67	12	(60)	–	324
Dealing profits	10	9	120	(3)	11	–	147
Other income	11	4	(18)	–	135	(22)	110

Other operating income	239	100	170	9	100	(22)	596

Operating income	778	226	165	15	79	(22)	1,241

Operating expenses excluding
goodwill amortisation[1]	(691)	(147)	(106)	(17)	(121)	22	(1,060)

Operating profit/(loss) before
provisions[1]	87	79	59	(2)	(42)	–	181

Provisions for bad and doubtful
debts	(100)	–	(15)	(7)	5	–	(117)
Provisions for contingent liabilities
and commitments	(19)	–	–	–	(12)	–	(31)
Loss from foreign currency
redenomination in Argentina	–	–	–	–	(68)	–	(68)
Amounts written off fixed asset
investments	(1)	–	(22)	–	(13)	–	(36)

Operating profit/(loss)[1]	(33)	79	22	(9)	(130)	–	(71)

Gains/(losses) on disposal of
investments and tangible fixed
assets	–	–	10	(3)	30	–	37

Profit/(loss) on ordinary activities
before tax[1]	(33)	79	32	(12)	(100)	–	(34)

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	(0.3)	0.8	0.3	(0.1)	(1.0)		(0.3)
Cost:income ratio	88.8	65.0	64.2	113.3	153.2		85.4
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers
(net)	1,094	505	1,401	28	–		3,028
Total assets	2,062	704	4,273	37	1,415		8,491
Customer accounts	1,366	934	2,477	44	42		4,863
The following assets and liabilities
were also significant to Corporate,
Investment Banking and Markets:
Loans and advances to
banks (net)			987
Debt securities, treasury bills and
other eligible bills			977
Deposits by banks			609

Goodwill amortisation:
1 excluded from (1) above	18	–	4	1	1		24
2 Third party only.

Back to Contents

		Year ended 31 December 2001

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination	Total
South America		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income		566	220	264	8	7	–	1,065

Dividend income		–	–	–	–	12	–	12
Net fees and commissions		327	127	84	9	(53)	–	494
Dealing profits		6	4	3	3	2	–	18
Other income		175	9	17	–	198	(43)	356

Other operating income		508	140	104	12	159	(43)	880

Operating income		1,074	360	368	20	166	(43)	1,945

Operating expenses excluding
	goodwill amortisation[1]	(854)	(246)	(153)	(17)	(270)	43	(1,497)

Operating profit /(loss) before
	provisions[1]	220	114	215	3	(104)	–	448

Provisions for bad and doubtful
	debts	(153)	(128)	(38)	(8)	(600)	–	(927)
Provisions for contingent liabilities
	and commitments	–	–	–	–	–	–	–
Loss from foreign currency
	redenomination in Argentina	–	–	–	–	(520)	–	(520)
Amounts written off fixed asset
	investments	–	–	–	–	(1)	–	(1)

Operating profit/(loss)[1]		67	(14)	177	(5)	(1,225)	–	(1,000)

Share of operating profit in
	associates[2]	–	–	–	1	–	–	1
Gains/(losses) on disposal of
	investments and tangible fixed
	assets	(5)	–	8	1	(7)	–	(3)

Profit/(loss) on ordinary activities
	before tax[3]	62	(14)	185	(3)	(1,232)	–	(1,002)

		%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]		0.7	(0.2)	2.1	–	(14.0)		(11.4)
Cost:income ratio[1]		79.5	68.3	41.6	85.0	162.7		77.0

		US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to customers
	(net)	1,619	1,143	1,896	98	(600)		4,156
Total assets		2,525	1,298	7,198	249	1,827		13,097
Customer accounts		2,360	1,261	3,503	351	48		7,523
The following assets and liabilities
	were also significant to Corporate,
	Investment Banking and Markets:
	Loans and advances to
	banks (net)			1,668
	Debt securities, treasury bills and
	other eligible bills			2,936
	Deposits by banks			1,205

G	oodwill amortisation:
1	excluded from (1) above	7	–	3	–	4		14
2	excluded from (2) above	–	–	–	–	–		–
3	excluded from (3) above	7	–	3	–	4		14
4	Third party only.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Critical accounting policies

Introduction

The results of HSBC Holdings are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its consolidated financial statements. The accounting policies used in the preparation of the consolidated financial statements are described in detail in Note 2 in the ‘Notes on the Financial Statements’ on pages 239 to 366 of the Annual Report and Accounts 2003.

     When preparing the financial statements, it is the directors’ responsibility under UK company law to select suitable accounting policies and to make judgements and estimates that are reasonable and prudent. Under UK GAAP, Financial Reporting Standard (‘FRS’) 18 ‘Accounting policies’ requires the Group to adopt the most appropriate accounting policies in order to give a true and fair view.

     HSBC also provides details of its net income and shareholders’ equity calculated in accordance with US GAAP. US GAAP differs in certain respects from UK GAAP. Details of these differences are set out in Note 50 in the ‘Notes on the Financial Statements’ on pages 327 to 365.

     The accounting policies that are deemed critical to the Group’s UK GAAP results and financial position, in terms of materiality and the degree of judgement and estimation involved, are discussed below.

Provisions for bad and doubtful debts

HSBC’s accounting policy for provisions for bad and doubtful debts on customer loans is described in Note 2(b) in the ‘Notes on the Financial Statements’ on pages 241 to 243 of the Annual Report and Accounts 2003.

     Charges for provisions for bad and doubtful debts are reflected in HSBC’s profit and loss account under the caption ‘Provision for bad and doubtful debts’. Any increase in these provisions has the effect of lowering HSBC’s profit on ordinary activities by a corresponding amount (while any decrease in provisions or release of provisions would have the opposite effect).

Specific provisions

Specific provisions are established either on a portfolio basis or on a case-by-case basis depending on the nature of the exposure and the manner in which risks inherent in that exposure are managed. In addition, provisions for the sovereign risk inherent in cross-border credit exposures are established for certain countries; this element is not currently significant.

     When specific provisions are raised on a portfolio basis, the most important factors in calculating the quantum of the required provision are:

•	the roll or loss rates set for each category; and

•	the periods embedded in the calculations of roll and loss rates which are designed to reflect fully but not excessively losses inherent at the reporting date and not future losses.

     The factor over which management has most discretion are the periods used in the various roll and loss rate calculations. If management were to take a more conservative view and increase the embedded periods, this would have the effect of increasing the provisions charged and lowering HSBC’s profit on ordinary activities.

     The portfolio basis is applied to overdue accounts in Household’s consumer portfolios and in the following in the rest of HSBC:

•	small corporate accounts (typically less than US$15,000) in certain countries;

•	residential mortgages less than 90 days overdue; and

•	credit cards and other unsecured consumer lending products.

     When establishing specific provisions on a case-by-case basis, the most important factors are:

•	an assessment of the ability of the borrower to trade profitably and generate cash flow to repay or refinance outstanding debt obligations;

•	the amount and timing of cashflows forecast to be received from the borrower;

•	the enforceability of any security held and the amount which may be recovered from its sale; and

•	in complex situations the hierarchy of competing claims against the borrowers’ cash flows and the impact of litigation on the timing and direction of ultimate cash settlements.

Back to Contents

     In many cases, the determination of these factors will be judgemental, because either the security may not be readily marketable or the cashflows will require an assessment of the customer’s future performance or the impact of litigation. HSBC’s practice is to make estimates against these factors and to review and update them regularly. If management were to take a more cautious view of the customer’s future cash flows (either by being less optimistic of the ability of the customer to generate profits or general economic conditions) or the availability or value of any security, the provision charge would be higher and HSBC’s profit on ordinary activities would be lower.

     This method of determining provisions is applied to most corporate loans and, with the exception of Household, which utilises portfolio analysis, to residential mortgages 90 days or more overdue.

     HSBC has no individual loans where changes in the underlying factors upon which specific bad and doubtful debt provisions have been established could cause a material change to the Group’s reported results.

General provisions

General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be identified as such until some time in the future. HSBC requires each operating company to maintain a general provision which is determined by taking into account the structure and risk characteristics of each company’s loan portfolios. Provisions held against homogenous portfolios of assets which are not overdue and which have neither been restructured nor are in bankruptcy are classified as general rather than specific.

     The most important factors in determining general loan loss provisions are:

•	historical roll and loss rates for each separately identified portfolio;

•	the period between losses occurring and the establishment of a specific provision for this loss (which in general is between four and twelve months); and

•	management’s judgement as to whether, in current economic and credit conditions, probable inherent losses are likely to be greater or less than those suggested by historical experience.

     The main areas of judgement are in determining the periods during which latent losses emerge and assessing whether current economic conditions are likely to produce credit default rates and loss severity in line with historical precedent. These factors are kept under review based on an analysis of economic forecasts, industry sector performance, insolvency and bankruptcy statistics, together with details of the rate and nature of losses experienced.

     If management were to take a more conservative view of economic conditions or increase the loss emergence periods, the provisions charged would increase and HSBC’s profit on ordinary activities would be lower.

Goodwill impairment

HSBC’s accounting policy for goodwill is described in Note 2(e) in the ‘Notes on the Financial Statements’ on page 244 of the Annual Report and Accounts 2003.

     Amortisation of goodwill is recorded on HSBC’s profit and loss account under the caption ‘Depreciation and Amortisation – Goodwill’. Any impairments or reductions of goodwill are also charged to the profit and loss account (hence reducing HSBC’s operating profit on ordinary activities after tax by a corresponding amount) and also result in a corresponding reduction of ‘Goodwill’ on the balance sheet.

     In accordance with the requirements of FRS 10 ‘Goodwill and intangible assets’, HSBC reviews goodwill which has arisen on the acquisition of subsidiary undertakings, joint ventures and interests in associates at the end of the first full year after an acquisition, and whenever there is an indication that impairment may have taken place. Impaired goodwill is accounted for in accordance with FRS 11 ‘Impairment of fixed assets and goodwill’. Indications of impairment include any events or changes in circumstance that cast doubt on the recoverability of the carrying amount of goodwill.

     If management believes that a possible impairment is indicated in respect of a particular entity, the valuations of each of the entity’s relevant ‘Income Generating Units’ (IGUs) are compared with their respective carrying values (including

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

related goodwill). The IGU valuations are derived from discounted cashflow models. Significant management judgement is involved in two elements of the process of identifying and evaluating goodwill impairment.

     First, the cost of capital assigned to an individual IGU and used to discount its future cashflows can have a significant effect on its valuation. The cost of capital percentage is generally derived from an appropriate capital asset pricing model, which itself depends on a number of financial and economic variables which are established on the basis of management’s judgement.

     Second, management judgement is required in deriving discounted cashflow valuations of IGUs. These valuations are sensitive to the cashflows in the initial periods for which detailed forecasts are available, and to assumptions regarding the long-term sustainable growth rates of cashflows thereafter. While the acceptable range within which underlying assumptions can be applied is governed by the requirement for resulting forecasts to be compared with actual performance and verifiable economic data in future years, the cashflow forecasts necessarily reflect management’s view of future business prospects.

     Where management’s judgement is that the expected cashflows of an IGU have declined and/or that its cost of capital has increased, the effect will be to reduce the estimated fair value of the IGU. If this results in an estimated fair value that is lower than the carrying value of the IGU, an impairment of goodwill will be recorded and HSBC’s profit on ordinary activities will be lower.

Valuation of unquoted and illiquid debt and equity securities

HSBC’s accounting policy for these instruments is described in Note 2(c) in the ‘Notes on the Financial Statements’ on page 243 in the Annual Report and Accounts 2003.

     HSBC carries debt and equity securities held for trading purposes at fair value. For those debt and equity securities not held for trading purposes, and carried in the accounts at amortised historical cost, consideration as to whether any such asset should be written down to reflect a permanent impairment takes into account the fair value of the relevant security. Changes in the value of securities held for trading purposes are reflected in ‘Dealing profits’ and hence directly impact HSBC’s profit on ordinary activities. Any permanent impairment in the value of debt and equity securities not held for trading purposes is reported in ‘Amounts written off fixed asset investments’ and hence reduces HSBC’s profit on ordinary activities.

     The fair value determined for unquoted and illiquid debt and equity securities reflects management’s assessment of the value of these securities. This assessment may look to a valuation of comparable securities for which an independent price can be established or use a discounted cashflow model (particularly for debt securities) or model the valuation of complex illiquid securities based on a components approach where independent pricing is available for the underlying components.

     The main factors which management considers when applying a cashflow model are:

•	the likelihood and expected timing of future cashflows on the instrument. These cashflows are usually governed by the terms of the instrument, although management judgement may be required in situations where the ability of the counterparty to service the instrument in accordance with its contractual terms is in doubt; and

•	an appropriate discount rate for the instrument. Again, management determines this rate, based on its assessment of the appropriate spread of the rate for the instrument over the risk free rate.

     When valuing instruments by reference to comparable securities, management takes into account the maturity, structure and rating of the security to which the position held is being compared.

     When valuing instruments on a model basis using the fair value of underlying components, management additionally takes into account model tracking error and liquidity.

     In assessing the valuation of securities, management also takes account of the size of the position held relative to market liquidity and prevailing market conditions. When considered appropriate, the assessed fair value of the securities is reduced to reflect the amount which management estimates could be realised on their sale.

Back to Contents

     Changes in any of the assumptions used in the management valuation will give rise to changes in the recorded fair value of unquoted securities where the securities affected are carried in the accounts at fair value. For securities carried at amortised cost a permanent diminution in value may result from changes in their estimated fair value if management changes its assumptions regarding the above variables. In such circumstances, it will also be necessary for management to exercise judgement as to whether or not the indicative change in estimated fair value arising from revisions to the underlying valuation assumptions are only temporary.

     HSBC has no individual unquoted or illiquid securities where changes in assumptions used in the management valuation of such securities could cause a material change to the Group’s reported results.

UK GAAP compared with US GAAP

	2003	2002		2001
	US$m	US$m		US$m
Net income
US GAAP	7,231	4,900		4,911
UK GAAP	8,774	6,239		4,992
Shareholders’ equity
US GAAP	80,251	55,83	[1]	48,444
UK GAAP	74,473	51,765	[1]	45,688	[1]

1	Figures for 2002 and 2001 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1 in the ‘Notes on the Financial Statements’ on pages 239 to 240.

Differences in net income and shareholders’ equity are explained in Note 50 of the ‘Notes on the Financial Statements.

Future accounting developments

The Accounting Standards Board (‘ASB’) (UK GAAP) and the Financial Accounting Standards Board (‘FASB’) (US GAAP) have issued the following accounting standards, which become fully effective in future financial statements.

UK GAAP

FRS 17 ‘Retirement benefits’ was issued in December 2000. If applied in full, FRS 17 would replace SSAP 24 ‘Accounting for pension costs’. There are also amendments to other accounting standards and UITF Abstracts.

     Under FRS 17 as originally issued, the primary statement impact was to have been recognised from 1 January 2003. In November 2002, the ASB issued an amendment to FRS 17 which defers the full accounting impact of FRS 17 until 1 January 2005. As such, it will be superseded by the transition to International Financial Reporting Standards.

     FRS 17, if adopted in full, would require that financial statements report at fair value the assets and liabilities arising from an employer’s retirement benefit obligations and any related funding. The operating costs of providing retirement benefits to employees are recognised in the accounting periods in which the benefits are earned by the employees, and the related finance costs and any changes in value of the assets and liabilities are recognised in the accounting periods in which they arise.

     In the period until full implementation the transitional disclosures required by FRS 17 are included in the ‘Notes on the Financial Statements’ in the Annual Report and Accounts 2003. The effect on reserves at 31 December 2003, if the FRS 17 pension liability were to be recognised, would be a reduction of US$2,398 million.

US GAAP

Statement of Financial Accounting Standards (‘SFAS’) 132 (revised 2003) ‘Employers’ disclosures about pensions and other post-retirement benefits’ was issued in December 2003. This statement is effective for HSBC’s UK (domestic) pension and post-retirement benefit schemes for fiscal years ending after 15 December 2003, except for future benefit payments, which together with all non-domestic schemes, is required for fiscal years ending after 15 June 2004. The disclosures in respect of HSBC’s UK (domestic) pension schemes are set out in Note 50 of the ‘Notes on the Financial Statements’.

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (‘VIEs’) (FIN 46). FIN 46 requires a VIE to be consolidated by a company if that company’s variable interests absorb a majority of the VIE’s expected losses, or is entitled to receive a majority of VIEs residual returns, or both. FIN 46 increases required disclosures by a company consolidating a VIE and also requires disclosures about VIEs that the company is not required to consolidate, but in which it has a significant variable interest. HSBC has adopted the requirements of FIN 46 at 31 December 2003 for all entities created after

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

31 January 2003. As a foreign private issuer that does not file quarterly accounts, HSBC is permitted to defer adoption of FIN 46 for entities created before 1 February 2003 until 2004.

     A modified version of FIN 46 was issued in December 2003 by the FASB (‘FIN 46R’). FIN 46R addresses certain implementation issues that arose under FIN 46 and changes some of the criteria used to determine whether HSBC is the primary beneficiary of an entity. HSBC has applied FIN 46R to its assessment of certain entities where the impact of the modifications in FIN 46R is known. However, HSBC is still assessing the impact of FIN 46R on other entities. HSBC is required to adopt FIN 46R for all interests in VIEs for accounting periods ending after 15 March 2004.

     Further information regarding HSBC’s interest in VIEs under FIN 46 is provided in Note 50 to the financial statements.

     The American Institute of Certified Public Accountants (‘AICPAs’) Accounting Standards Executive Committee issued Statement of Position (‘SOP’) 03-1, ‘Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts’ on 7 July 2003. The SOP provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. SOP 03-1 is effective for financial statements occurring in fiscal years beginning after 15 December 2003. Restatement of previously issued annual financial statements is not permitted. HSBC is still assessing the impact of this SOP on its US GAAP financial statements.

     In December 2003, the AICPA released SOP 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer: The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality. This SOP is effective for loans acquired in accounting periods beginning after 15 December 2004. HSBC is still assessing the impact of this SOP on its US GAAP financial statements.

Transition to International Financial Reporting Standards (‘IFRS’)

HSBC has established a project steering committee to co-ordinate the transition to IFRS and since 2002 has been following a transition plan that has three phases – preliminary assessment, detailed impact study and implementation.

i.	Preliminary assessment – this phase began in 2002 and was completed in early 2003. It involved identification of GAAP differences and areas where business practices are affected giving rise to significant systems implications.

ii.	Detailed impact study – this phase began at the end of 2002 and is currently ongoing as new standards and amendments to existing standards evolve. The publication of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ (except for the proposals regarding fair value hedge accounting for a portfolio hedge of interest rate risk) in December 2003 enables a significant proportion of the work in this phase to be progressed towards completion.

iii.	Implementation process – this phase began early in 2004 and will include the running of a separate IFRS financial reporting consolidation system and amendments to systems within key business areas.

Towards the end of 2004, HSBC intends to file with the US Securities and Exchange Commission a summary of the applicable significant differences between UK GAAP and IFRS. In May 2005, HSBC intends to file all restated comparative data under IFRS.

Back to Contents

Average balance sheet and net interest income

Average balances and the related interest are shown for the domestic operations of HSBC’s principal commercial banks by geographic region with all other commercial banking and investment banking balances and transactions included in ‘Other operations’. Additional information on the basis of preparation is set out in the notes on page 131.

		Year ended 31 December

		2003			2002			2001

		Average	Interest			Interest		Average	Interest
Assets		balance	income	Yield		income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Short-term funds and loans to banks

Europe	HSBC Bank plc	22,534	657	2.92	16,691	595	3.56	13,841	803	5.80
	HSBC Private Banking Holdings (Suisse) S.A.	3,394	75	2.21	5,500	144	2.62	10,529	488	4.63
	CCF	17,519	573	3.27	12,650	647	5.11	12,600	787	6.25

Hong Kong	Hang Seng Bank	10,172	212	2.08	15,205	409	2.69	19,285	905	4.69
	The Hongkong and Shanghai Banking Corporation	20,735	517	2.49	17,776	496	2.79	23,455	1,129	4.81

Rest of Asia- Pacific	The Hongkong and Shanghai Banking Corporation	6,893	138	2.00	6,686	187	2.80	5,710	268	4.69
	HSBC Bank Malaysia Berhad	693	17	2.45	547	15	2.74	1,346	43	3.19
	HSBC Bank Middle East	1,925	29	1.51	1,857	39	2.10	1,846	78	4.23

North America	HSBC USA Inc	1,808	35	1.94	2,248	63	2.80	3,845	179	4.66
	HSBC Bank Canada	1,711	31	1.81	1,291	26	2.01	1,574	64	4.07
	HSBC Markets Inc.	2,535	20	0.79	3,756	48	1.28	3,136	85	2.71
	HSBC Mexico[1]	4,199	214	5.10	421	32	7.60	–	–	–

South America	Brazilian operations	1,237	242	19.56	1,065	177	16.62	1,306	206	15.77
	HSBC Bank Argentina S.A.	231	2	0.87	164	14	8.54	746	39	5.23

Other operations		7,206	159	2.21	8,577	328	3.82	10,977	710	6.47

		102,792	2,921	2.84	94,434	3,220	3.41	110,196	5,784	5.25

Loans and advances to customers

Europe	HSBC Bank plc	130,178	6,739	5.18	105,456	5,865	5.56	89,987	6,056	6.73
	HSBC Private Banking Holdings (Suisse) S.A.	3,385	79	2.33	2,881	81	2.81	2,695	112	4.16
	CCF	37,456	1,897	5.06	29,111	1,657	5.69	25,559	1,705	6.67
	Household[1]	5,934	671	11.31	–	–	–	–	–	–

Hong Kong	Hang Seng Bank	29,138	938	3.22	28,820	1,083	3.76	28,673	1,688	5.89
	The Hongkong and Shanghai Banking Corporation	41,517	1,517	3.65	39,040	1,713	4.39	37,142	2,324	6.26

Rest of Asia- Pacific	The Hongkong and Shanghai Banking Corporation	28,594	1,457	5.10	22,898	1,284	5.61	20,343	1,351	6.64
	HSBC Bank Malaysia Berhad	4,567	266	5.82	4,237	251	5.92	3,829	242	6.32
	HSBC Bank Middle East	5,725	352	6.15	5,243	366	6.98	4,668	410	8.78

North America	HSBC USA Inc	45,727	2,256	4.93	44,130	2,419	5.48	41,457	2,815	6.79
	Household[1]	81,973	9,631	11.75	–	–	–	–	–	–
	HSBC Bank Canada	18,791	982	5.23	15,631	835	5.34	14,731	988	6.71
	HSBC Markets Inc.	3,515	24	0.68	8,975	115	1.28	7,197	183	2.54
	HSBC Mexico[1]	9,103	862	9.47	913	102	11.17	–	–	–

South America	Brazilian operations	2,930	1,044	35.63	2,542	821	32.30	2,879	896	31.12
	HSBC Bank Argentina S.A.	792	103	13.01	889	261	29.36	2,122	371	17.48

Other operations		20,284	627	3.09	16,118	671	4.16	15,222	745	4.89

		469,609	29,445	6.27	326,884	17,524	5.36	296,504	19,886	6.71

1	Yields annualised on the basis of the period of ownership in the year of acquisition.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

		Year ended 31 December

		2003			2002			2001

		Average	Interest		Average	Interest		Average	Interest
Assets (continued)		balance	income	Yield	balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Trading securities

Europe	HSBC Bank plc	24,758	945	3.82	25,104	1,084	4.32	18,352	963	5.25
	CCF	7,043	236	3.35	10,435	235	2.25	13,275	508	3.83

Hong Kong	Hang Seng Bank	536	15	2.80	569	18	3.16	761	40	5.26
	The Hongkong and Shanghai Banking Corporation	11,351	334	2.94	11,915	432	3.63	10,667	545	5.11

Rest of Asia- Pacific	The Hongkong and Shanghai Banking Corporation	2,823	124	4.39	2,452	112	4.57	2,042	113	5.53
	HSBC Bank Malaysia Berhad	377	11	2.92	309	9	2.91	223	7	3.14

North America	HSBC USA Inc	4,236	102	2.41	4,294	140	3.26	3,898	181	4.64
	HSBC Bank Canada	774	17	2.20	755	18	2.38	475	19	4.00
	HSBC Markets Inc.	8,837	303	3.43	16,768	752	4.48	17,439	877	5.03
	HSBC Mexico[1]	4,303	261	6.07	346	27	7.80	–	–	–

South America	Brazilian operations	–	–	–	34	–	–	104	8	7.69
	HSBC Bank Argentina S.A.	7	1	14.29	2	–	–	116	16	13.79

Other operations		4,115	138	3.35	1,818	84	4.62	1,974	135	6.84

		69,160	2,487	3.60	74,801	2,911	3.89	69,326	3,412	4.92

Investment
securities

Europe	HSBC Bank plc	16,449	659	4.01	13,071	623	4.77	14,939	851	5.70
	HSBC Private Banking Holdings (Suisse) S.A.	14,298	397	2.78	14,454	503	3.48	11,376	611	5.37
	CCF	3,365	210	6.24	2,052	141	6.87	2,425	130	5.36
	Household[1]	231	2	0.87

Hong Kong	Hang Seng Bank	16,458	460	2.79	10,629	375	3.53	8,529	453	5.31
	The Hongkong and Shanghai Banking Corporation	31,774	829	2.61	29,945	955	3.19	24,937	1,173	4.70

Rest of Asia- Pacific	The Hongkong and Shanghai Banking Corporation	13,906	487	3.50	10,534	448	4.25	8,587	475	5.53
	HSBC Bank Malaysia Berhad	1,101	37	3.36	981	34	3.47	733	28	3.82
	HSBC Bank Middle East	873	24	2.75	760	30	3.95	755	48	6.36

North America	HSBC USA Inc	18,753	894	4.77	17,795	927	5.21	19,244	1,232	6.40
	Household[1]	3,370	59	1.75	–	–	–	–	–	–
	HSBC Bank Canada	2,681	75	2.80	2,440	78	3.20	2,105	99	4.70
	HSBC Markets Inc.	17	1	5.88	17	1	5.88	17	1	5.88
	HSBC Mexico[1]	2,041	254	12.44	175	14	8.00	–	–	–

South America	Brazilian operations	1,323	250	18.90	1,470	314	21.36	2,745	462	16.83
	HSBC Bank Argentina S.A.	120	13	10.83	185	34	18.38	949	113	11.91

Other operations		8,056	345	4.28	7,117	323	4.54	5,481	365	6.66

		134,816	4,996	3.71	111,625	4,800	4.30	102,822	6,041	5.88

1	Yields annualised on the basis of the period of ownership in the year of acquisition.

Back to Contents

		Year ended 31 December

		2003			2002			2001

		Average	Interest		Average	Interest		Average	Interest
Assets (continued)		balance	income	Yield	balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Other interest-earning assets

Europe	HSBC Bank plc	6,190	173	2.79	10,384	198	1.91	2,981	218	7.31
	HSBC Private Banking Holdings (Suisse) S.A.	5,420	102	1.88	3,964	119	3.00	287	85	29.62
	CCF	3,276	34	1.04	2,701	56	2.07	1,586	82	5.17

Hong Kong	Hang Seng Bank	1,097	25	2.28	1,158	33	2.85	1,081	56	5.18
	The Hongkong and Shanghai Banking Corporation	12,680	264	2.08	9,128	238	2.61	7,958	353	4.44

Rest of Asia- Pacific	The Hongkong and Shanghai Banking Corporation	4,511	81	1.80	4,349	87	2.00	4,799	181	3.77
	HSBC Bank Malaysia Berhad	22	1	4.55	25	1	4.00	72	4	5.56
	HSBC Bank Middle East	491	9	1.83	744	17	2.28	915	46	5.03

North America	HSBC USA Inc	371	17	4.58	320	24	7.50	665	46	6.92
	Household[1]	484	23	4.75	–	–	–	–	–	–
	HSBC Bank Canada	170	10	5.88	1	1	100.00	–	3	–
	HSBC Markets Inc.	159	4	2.52	64	2	3.13	54	2	3.70
	HSBC Mexico[1]	74	3	4.05	–	–	–	–	–	–

South America	Brazilian operations	162	27	16.67	196	24	12.24	370	20	5.41
	HSBC Bank Argentina S.A.	44	2	4.55	53	6	11.32	50	5	10.00

Other operations		(33,113)	(656)	1.98	(32,082)	(666)	2.08	(20,001)	(963)	4.81

		2,038	119	5.84	1,005	140	13.93	817	138	16.89

Total interest-earning assets

Europe	HSBC Bank plc	200,109	9,173	4.58	170,706	8,365	4.90	140,100	8,891	6.35
	HSBC Private Banking Holdings (Suisse) S.A.	26,497	653	2.46	26,799	847	3.16	24,887	1,296	5.21
	CCF	68,659	2,950	4.30	56,949	2,736	4.80	55,445	3,212	5.79
	Household[1]	6,165	673	10.92	–	–	–	–	–	–

Hong Kong	Hang Seng Bank	57,401	1,650	2.87	56,381	1,918	3.40	58,329	3,142	5.39
	The Hongkong and Shanghai Banking Corporation	118,057	3,461	2.93	107,804	3,834	3.56	104,159	5,524	5.30

Rest of Asia- Pacific	The Hongkong and Shanghai Banking Corporation	56,727	2,287	4.03	46,919	2,118	4.51	41,481	2,388	5.76
	HSBC Bank Malaysia Berhad	6,760	332	4.91	6,099	310	5.08	6,203	324	5.22
	HSBC Bank Middle East	9,014	414	4.59	8,604	452	5.25	8,184	582	7.11

North America	HSBC USA Inc	70,895	3,304	4.66	68,787	3,573	5.19	69,109	4,453	6.44
	Household[1]	85,827	9,713	11.32	–	–	–	–	–	–
	HSBC Bank Canada	24,127	1,115	4.62	20,118	958	4.76	18,885	1,173	6.21
	HSBC Markets Inc.	15,063	352	2.34	29,580	918	3.10	27,843	1,148	4.12
	HSBC Mexico[1]	19,720	1,594	8.08	1,855	175	9.43	–	–	–

South America	Brazilian operations	5,652	1,563	27.65	5,307	1,336	25.17	7,404	1,592	21.50
	HSBC Bank Argentina S.A.	1,194	121	10.13	1,293	315	24.36	3,983	544	13.66

Other operations		6,548	613	9.36	1,548	740	47.80	13,653	992	7.27

		778,415	39,968	5.13	608,749	28,595	4.70	579,665	35,261	6.08

Summary
Total interest-earning assets		778,415	39,968	5.13	608,749	28,595	4.70	579,665	35,261	6.08
Provisions for bad and doubtful debts		(12,816)			(7,809)			(7,816)
Non interest-earning assets		192,251			132,227 [2]			124,559 [2]

Total assets and interest income		957,850	39,968	4.17	733,167	28,595	3.90	696,408	35,261	5.06

1	Yields annualised on the basis of the period of ownership in the year of acquisition.
2

Figures for 2002 and 2001 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1 in the ‘Notes on the Financial
Statements’ on pages 239 to 240.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

		Year ended 31 December

		2003	2002	2001
Assets (continued)%			%	%

Distribution of average total assets
Europe	HSBC Bank plc	27.8	28.7	25.1
	HSBC Private Banking
	Holdings (Suisse) S.A.	3.0	3.8	3.8
	CCF	9.3	9.7	10.1
	Household[1]	0.7	–	–

Hong Kong	Hang Seng Bank	6.4	7.9	8.8
	The Hongkong and Shanghai
	Banking Corporation	16.7	18.6	19.3

Rest of Asia-	The Hongkong and Shanghai
Pacific	Banking Corporation	6.8	7.1	6.9
	HSBC Bank Malaysia
	Berhad	0.7	0.8	0.9
	HSBC Bank Middle East	1.0	1.2	1.2

North America	HSBC USA Inc	9.6	11.5	12.3
	Household[1]	10.2	–	–
	HSBC Bank Canada	2.6	2.8	2.9
	HSBC Markets Inc.	2.6	5.3	5.5
	HSBC Mexico[1]	2.1	0.3

South America	Brazilian operations	0.9	1.1	1.4
	HSBC Bank Argentina S.A.	0.1	0.2	0.7
Other operations (including consolidation
adjustments)		(0.5)	1.0	1.1

		100.0	100.0	100.0

1	Yields annualised on the basis of the period of ownership in the year of acquisition.

Back to Contents

		Year ended 31 December

		2003			2002			2001

		Average	Interest		Average	Interest		Average	Interest
Liabilities and shareholders’ funds		balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Deposits by banks[1]
Europe	HSBC Bank plc	19,898	404	2.03	18,259	376	2.06	13,890	451	3.25
	HSBC Private Banking
	Holdings (Suisse) S.A.	1,865	28	1.50	1,976	60	3.04	1,708	66	3.86
	CCF	12,594	398	3.16	13,456	596	4.43	17,393	1,136	6.53
	Household[2]	734	31	4.22	–	–	–	–	–	–
Hong Kong	Hang Seng Bank	161	2	1.24	83	1	1.20	256	9	3.52
	The Hongkong and Shanghai
	Banking Corporation	2,358	28	1.19	2,066	35	1.69	1,933	70	3.62
Rest of Asia-	The Hongkong and Shanghai
Pacific	Banking Corporation	2,599	81	3.12	2,683	103	3.84	2,757	146	5.30
	HSBC Bank Malaysia
	Berhad	121	3	2.48	113	3	2.65	32	1	3.13
	HSBC Bank Middle East	764	16	2.09	531	15	2.82	315	14	4.44
North America	HSBC USA Inc	3,915	39	1.00	4,216	46	1.09	3,702	100	2.70
	HSBC Bank Canada	501	11	2.20	679	26	3.83	439	18	4.10
	HSBC Markets Inc.	2,191	22	1.00	3,190	44	1.38	3,654	114	3.12
	HSBC Mexico[2]	1,039	59	5.68	213	11	5.16	–	–	–
South America	Brazilian operations	527	93	17.65	693	79	11.40	1,177	106	9.01
	HSBC Bank Argentina S.A.	176	14	7.95	164	69	42.07	432	29	6.71
Other operations		5,346	80	1.50	4,772	122	2.56	5,506	199	3.61

		54,789	1,309	2.39	53,094	1,586	2.99	53,194	2,459	4.62

Customer accounts[1]
Europe	HSBC Bank plc	134,421	2,741	2.04	106,301	2,551	2.40	90,055	3,300	3.66
	HSBC Private Banking
	Holdings (Suisse) S.A.	19,238	401	2.08	20,476	549	2.68	20,839	937	4.50
	CCF	17,435	606	3.48	11,841	593	5.01	12,174	665	5.46
	Household[2]	412	28	6.80	–	–	–	–	–	–
Hong Kong	Hang Seng Bank	49,492	289	0.58	48,074	448	0.93	49,842	1,502	3.01
	The Hongkong and Shanghai
	Banking Corporation	86,836	379	0.44	82,535	616	0.75	81,484	2,219	2.72
Rest of Asia-	The Hongkong and Shanghai
Pacific	Banking Corporation	35,933	719	2.00	29,965	705	2.35	25,581	969	3.79
	HSBC Bank Malaysia
	Berhad	4,796	142	2.96	4,347	131	3.01	4,456	145	3.25
	HSBC Bank Middle East	5,863	61	1.04	6,176	106	1.72	6,311	250	3.96
North America	HSBC USA Inc	44,986	553	1.23	45,438	860	1.89	45,817	1,609	3.51
	HSBC Bank Canada	15,775	326	2.07	13,708	257	1.87	12,876	474	3.68
	HSBC Markets Inc.	4,915	52	1.06	6,972	112	1.61	7,820	295	3.77
	HSBC Mexico[2]	11,542	408	3.53	1,032	51	4.94	–	–	–
South America	Brazilian operations	3,888	755	19.42	3,066	491	16.01	4,086	598	14.64
	HSBC Bank Argentina S.A.	778	57	7.33	757	217	28.67	2,689	226	8.40
Other operations		29,130	510	1.75	25,917	653	2.52	23,919	1,062	4.44

		465,440	8,027	1.72	406,605	8,340	2.05	387,949	14,251	3.67

1	Further analysis is given on pages 179 and 180.
2	Costs annualised on the basis of the period of ownership in the year of acquisition.

Back to Contents

H S BC   H O L D I N G S   P L C

Financial Review (continued)

		Year ended 31 December

		2003			2002			2001

Liabilities and shareholders’ funds		Average	Interest		Average	Interest		Average	Interest
(continued)		balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
CDs and other money market instruments[1]
Europe	HSBC Bank plc	5,417	151	2.79	2,088	83	3.98	1,257	65	5.17
	CCF	5,739	162	2.82	4,856	201	4.14	5,547	262	4.72
Hong Kong	Hang Seng Bank	1,399	36	2.57	2,150	65	3.02	2,040	94	4.61
	The Hongkong and Shanghai
	Banking Corporation	8,257	321	3.89	5,331	258	4.84	3,851	242	6.28
Rest of Asia-	The Hongkong and Shanghai
Pacific	Banking Corporation	3,163	121	3.83	1,659	69	4.16	1,298	67	5.16
	HSBC Bank Malaysia
	Berhad	263	8	3.04	148	7	4.73	121	6	4.96
North America	HSBC USA Inc.	1,604	26	1.62	2,286	62	2.71	2,030	92	4.53
	Household[2]	5,522	60	1.09	–	–	–	–	–	–
	HSBC Bank Canada	3,132	84	2.68	2,168	56	2.58	2,193	104	4.74
	HSBC Mexico[2]	4,052	169	4.17	318	22	6.92	–	–	–
South America	Brazilian operations	63	12	19.05	53	14	26.42	29	4	13.79
	HSBC Bank Argentina S.A.	–	–	–	105	7	6.67	284	21	7.39
Other operations		1,479	59	3.99	763	16	2.10	475	3	0.63

		40,090	1,209	3.02	21,925	860	3.92	19,125	960	5.02

Loan capital
Europe	HSBC Bank plc	8,790	466	5.30	7,053	463	6.56	10,136	625	6.17
	CCF	5,686	187	3.29	3,941	164	4.16	2,939	163	5.55
	Household[2]	2,230	111	4.98	–	–	–	–	–	–
Hong Kong	The Hongkong and Shanghai
	Banking Corporation	1,796	80	4.45	1,786	83	4.65	1,805	99	5.48
Rest of Asia-	The Hongkong and Shanghai
Pacific	Banking Corporation	270	17	6.30	151	12	7.95	47	6	12.77
North America	HSBC USA Inc.	3,284	178	5.42	3,396	214	6.30	3,969	280	7.05
	Household[2]	71,346	1,779	2.49	–	–	–	–	–	–
	HSBC Bank Canada	1,288	66	5.12	1,014	65	6.41	1,272	80	6.29
	HSBC Mexico[2]	188	13	6.91	19	2	10.53	–	–	–
South America	Brazilian operations	205	46	22.44	271	44	16.24	208	11	5.29
	HSBC Bank Argentina S.A.	353	30	8.50	319	62	19.44	245	24	9.80
Other operations		9,324	133	1.43	7,148	167	2.34	5,952	264	4.44

		104,760	3,106	2.96	25,098	1,276	5.08	26,573	1,552	5.84

1	Further analysis is given on page 181.
2	Costs annualised on the basis of the period of ownership in the year of acquisition.

Back to Contents

		Year ended 31 December

		2003			2002			2001

Liabilities and shareholders’ funds		Average	Interest		Average	Interest		Average	Interest
(continued)		balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Other interest bearing liabilities
Europe	HSBC Bank plc	21,502	213	0.99	21,006	253	1.20	10,273	525	5.11
	HSBC Private Banking
	Holdings (Suisse) S.A.	1,509	26	1.72	1,645	37	2.25	1,152	69	5.99
	CCF	12,994	327	2.52	10,725	154	1.44	6,496	92	1.42
	Household[1]	1,359	65	4.78	–	–	–	–	–	–
Hong Kong	Hang Seng Bank	639	15	2.35	684	19	2.78	869	42	4.83
	The Hongkong and Shanghai
	Banking Corporation	8,178	136	1.66	7,753	179	2.31	7,367	309	4.19
Rest of Asia-	The Hongkong and Shanghai
Pacific	Banking Corporation	10,732	202	1.88	8,744	195	2.23	7,433	273	3.67
	HSBC Bank Malaysia
	Berhad	246	3	1.22	51	1	1.96	40	1	2.50
	HSBC Bank Middle East	335	9	2.69	179	6	3.35	46	4	8.70
North America	HSBC USA Inc	10,317	240	2.33	9,545	280	2.93	7,425	462	6.22
	Household[1]	2,077	7	0.34	–	–	–	–	–	–
	HSBC Bank Canada	691	16	2.32	415	15	3.61	374	16	4.28
	HSBC Markets Inc.	7,680	276	3.59	19,141	832	4.35	16,568	740	4.47
South America	Brazilian operations	296	48	16.22	467	79	16.92	633	133	21.01
	HSBC Bank Argentina S.A.	346	16	4.62	299	(5)	(1.67)	80	19	23.75
Other operations		(49,719)	(880)	1.77	(47,127)	(972)	2.06	(30,800)	(1,371)	4.45

		29,182	719	2.46	33,527	1,073	3.20	27,956	1,314	4.70

1	Costs annualised on the basis of the period of ownership in the year of acquisition.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

		Year ended 31 December

		2003			2000				2001

Liabilities and shareholders’ funds		Average	Interest		Average		Interest		Average		Interest
(continued)		balance	expense	Cost	balance		expense	Cost	balance		expense	Cost
		US$m	US$m	%	US$m		US$m	%	US$m		US$m	%
Total interest bearing liabilities
Europe	HSBC Bank plc
190,028

3,975

2.09
					154,707
							3,726
								2.41	125,611
											4,966
												3.95

	HSBC Private Banking
	Holdings (Suisse) S.A.	22,612	455	2.01	24,097		646	2.68	23,699		1,072	4.52
	CCF	54,448	1,680	3.09	44,819		1,708	3.81	44,549		2,318	5.20
	Household[1]	4,735	235	4.96	–		–	–	–		–	–
Hong Kong	Hang Seng Bank	51,691	342	0.66	50,991		533	1.05	53,007		1,647	3.11
	The Hongkong and Shanghai
	Banking Corporation	107,425	944	0.88	99,471		1,171	1.18	96,440		2,939	3.05
Rest of Asia-	The Hongkong and Shanghai
Pacific	Banking Corporation	52,697	1,140	2.16	43,202		1,084	2.51	37,116		1,461	3.94
	HSBC Bank Malaysia
	Berhad	5,426	156	2.88	4,659		142	3.05	4,649		153	3.29
	HSBC Bank Middle East	6,962	86	1.24	6,886		127	1.84	6,672		268	4.02
North America	HSBC USA Inc	64,106	1,036	1.62	64,881		1,462	2.25	62,943		2,543	4.04
	Household[1]	78,945	1,846	2.34	–		–	–	–		–	–
	HSBC Bank Canada	21,387	503	2.35	17,984		419	2.33	17,154		692	4.03
	HSBC Markets Inc.	14,786	350	2.37	29,303		988	3.37	28,042		1,149	4.10
	HSBC Mexico[1]	16,821	649	3.86	1,582		86	5.44	–		–	–
South America	Brazilian operations	4,979	954	19.16	4,550		707	15.54	6,133		852	13.89
	HSBC Bank Argentina S.A.	1,653	117	7.08	1,644		350	21.29	3,730		319	8.55
Other operations		(4,440)	(98)	2.21	(8,527)		(14)	0.16	5,052		157	3.11

		694,261	14,370	2.07	540,249		13,135	2.43	514,797		20,536	3.99

Summary
Total interest-bearing liabilities		694,261	14,370	2.07	540,249		13,135	2.43	514,797		20,536	3.99
Non interest-bearing current accounts		44,233			40,220				36,090
Shareholders’ funds & other non interest-
bearing liabilities		219,356			152,698	[2]			145,521	[2]

Total liabilities & interest expense		957,850	14,370	1.50	733,167		13,135	1.79	696,408		20,536	2.95

1	Costs annualised on the basis of the period of ownership in the year of acquisition.
2	Figures for 2002 and 2001 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’ and 38 ‘Accounting for ESSP trusts’, details of which are set out in Note 1 in the ‘Notes on the Financial Statements’ on pages 239 to 240.

Back to Contents

		Year ended 31 December

		2003	2002	2001
Net interest margin		%	%	%
Europe	HSBC Bank plc	2.60	2.72	2.80
	HSBC Private Banking
	Holdings (Suisse) S.A.	0.75	0.75	0.90
	CCF	1.85	1.81	1.61
	Household[1]	7.10	–	–
Hong Kong	Hang Seng Bank	2.28	2.46	2.56
	The Hongkong and Shanghai
	Banking Corporation	2.13	2.47	2.48
Rest of Asia-	The Hongkong and Shanghai
Pacific	Banking Corporation	2.02	2.20	2.23
	HSBC Bank Malaysia
	Berhad	2.60	2.76	2.76
	HSBC Bank Middle East	3.64	3.78	3.84
North America	HSBC USA Inc.	3.20	3.07	2.76
	Household[1]	9.17	–	–
	HSBC Bank Canada	2.54	2.68	2.55
	HSBC Markets Inc.	0.01	(0.24)	0.00
	HSBC Mexico[1]	4.79	4.80	–
South America	Brazilian operations	10.77	11.85	9.99
	HSBC Bank Argentina S.A.	0.34	(2.71)	5.65
Other operations		10.86	48.71	6.12

		3.29	2.54	2.54

1	Net interest margins annualised on the basis of the period of ownership in the year of acquisition.

Notes

(i)	Average balances are based on daily averages for the principal areas of HSBC’s banking activities with monthly or less frequent averages used elsewhere.

(ii)	‘Loans accounted for on a non-accrual basis’ and ‘Loans on which interest has been accrued but suspended’ have been included in ‘Loans and advances to banks’ and ‘Loans and advances to customers’. Interest income on such loans is included in the consolidated profit and loss account to the extent to which it has been received.

(iii)	Balances and transactions with fellow subsidiaries are reported gross in the principal commercial banking and consumer finance entities within ‘Other interest-earning assets’ and ‘Other interest-bearing liabilities’ as appropriate and the elimination entries are included within ‘Other operations’ in those two categories.

(iv)	Other than as noted in (iii) above, ‘Other operations’ comprise the operations of the principal commercial banking and consumer finance entities outside their domestic markets and all other banking operations.

(v)	Non-equity minority interests are included within shareholders’ funds and other non interest-bearing liabilities and the related coupon payments are included within minority interests in the profit and loss account.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Analysis of changes in net interest income

The following table allocates changes in net interest income between volume and rate for 2003 compared with 2002, and for 2002 compared with 2001. Changes due to a combination of volume and rate are allocated to rate.

		2003 compared with 2002			2002 compared with 2001
		Increase/(decrease)			Increase/(decrease)

Interest income		2003	Volume	Rate	2002	Volume	Rate	2001
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Short-term funds and loans to banks

Europe	HSBC Bank plc	657	208	(146)	595	165	(373)	803
	HSBC Private Banking
	Holdings (Suisse) S.A.	75	(55)	(14)	144	(233)	(111)	488
	CCF	573	249	(323)	647	3	(143)	787

Hong Kong	Hang Seng Bank	212	(135)	(62)	409	(191)	(305)	905
	The Hongkong and Shanghai
	Banking Corporation	517	83	(62)	496	(273)	(360)	1,129

Rest of Asia-Pacific	The Hongkong and Shanghai
	Banking Corporation	138	6	(55)	187	46	(127)	268
	HSBC Bank Malaysia Berhad	17	4	(2)	15	(26)	(2)	43
	HSBC Bank Middle East	29	1	(11)	39	0	(39)	78

North America	HSBC USA Inc	35	(12)	(16)	63	(74)	(42)	179
	HSBC Bank Canada	31	8	(3)	26	(12)	(26)	64
	HSBC Markets Inc	20	(16)	(12)	48	17	(54)	85
	HSBC Mexico	214	287	(105)	32	32	–	–

South America	Brazilian operations	242	29	36	177	(38)	9	206
	HSBC Bank Argentina S.A.	2	6	(18)	14	(30)	5	39

Other operations		159	(52)	(117)	328	(160)	(222)	710

		2,921	285	(584)	3,220	(827)	(1,737)	5,784

Loans and advances to customers

Europe	HSBC Bank plc	6,739	1,375	(501)	5,865	1,041	(1,232)	6,056
	HSBC Private Banking
	Holdings (Suisse) S.A.	79	14	(16)	81	8	(39)	112
	CCF	1,897	475	(235)	1,657	237	(285)	1,705
	Household	671	671	–	–	–	–	–

Hong Kong	Hang Seng Bank	938	12	(157)	1,083	9	(614)	1,688
	The Hongkong and Shanghai
	Banking Corporation	1,517	109	(305)	1,713	119	(730)	2,324

Rest of Asia-Pacific	The Hongkong and Shanghai
	Banking Corporation	1,457	320	(147)	1,284	170	(237)	1,351
	HSBC Bank Malaysia Berhad	266	20	(5)	251	26	(17)	242
	HSBC Bank Middle East	352	34	(48)	366	51	(95)	410

North America	HSBC USA Inc.	2,256	88	(251)	2,419	182	(578)	2,815
	Household	9,631	9,631	–	–	–	–	–
	HSBC Bank Canada	982	169	(22)	835	60	(213)	988
	HSBC Markets Inc	24	(70)	(21)	115	45	(113)	183
	HSBC Mexico	862	915	(155)	102	102	–	–

South America	Brazilian operations	1,044	125	98	821	(105)	30	896
	HSBC Bank Argentina S.A.	103	(28)	(130)	261	(216)	106	371

Other operations		627	173	(217)	671	(13)	(61)	745

		29,445	13,240	(1,319)	17,524	2,038	(4,400)	19,886

Back to Contents

		2003 compared with 2002			2002 compared with 2001
		Increase/(decrease)			Increase/(decrease)

Interest income(continued)		2003	Volume	Rate	2002	Volume	Rate	2001
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Trading securities

Europe	HSBC Bank plc	945	(15)	(124)	1,084	354	(233)	963
	CCF	236	(76)	77	235	(109)	(164)	508

Hong Kong	Hang Seng Bank	15	(1)	(2)	18	(10)	(12)	40
	The Hongkong and Shanghai
	Banking Corporation	334	(20)	(78)	432	64	(177)	545

Rest of Asia-Pacific	The Hongkong and Shanghai
	Banking Corporation	124	17	(5)	112	23	(24)	113
	HSBC Bank Malaysia Berhad	11	2	–	9	3	(1)	7

North America	HSBC USA Inc	102	(2)	(36)	140	18	(59)	181
	HSBC Bank Canada	17	–	(1)	18	11	(12)	19
	HSBC Markets Inc	303	(355)	(94)	752	(34)	(91)	877
	HSBC Mexico	261	309	(75)	27	27	–	–

South America	Brazilian operations	–	–	–	–	(5)	(3)	8
	HSBC Bank Argentina S.A.	1	–	1	–	(16)	–	16

Other operations		138	106	(52)	84	(14)	(37)	135

		2,487	(219)	(205)	2,911	269	(770)	3,412

Investment securities

Europe	HSBC Bank plc	659	161	(125)	623	(106)	(122)	851
	HSBC Private Banking
	Holdings (Suisse) S.A.	397	(5)	(101)	503	165	(273)	611
	CCF	210	90	(21)	141	(20)	31	130
	Household	2	2	–	–	–	–	–

Hong Kong	Hang Seng Bank	460	206	(121)	375	112	(190)	453
	The Hongkong and Shanghai
	Banking Corporation	829	58	(184)	955	236	(454)	1,173

Rest of Asia-Pacific	The Hongkong and Shanghai
	Banking Corporation	487	143	(104)	448	108	(135)	475
	HSBC Bank Malaysia Berhad	37	4	(1)	34	9	(3)	28
	HSBC Bank Middle East	24	4	(10)	30	–	(18)	48

North America	HSBC USA Inc	894	50	(83)	927	(93)	(212)	1,232
	Household	59	59	–	–	–	–	–
	HSBC Bank Canada	75	8	(11)	78	16	(37)	99
	HSBC Markets Inc	1	–	–	1	–	–	1
	HSBC Mexico	254	149	91	14	14	–	–

South America	Brazilian operations	250	(31)	(33)	314	(215)	67	462
	HSBC Bank Argentina S.A.	13	(12)	(9)	34	(91)	12	113
Other operations		345	43	(21)	323	107	(149)	365

		4,996	903	(707)	4,800	517	(1,758)	6,041

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

		2003 compared with 2002			2002 compared with 2001
		Increase/(decrease)			Increase/(decrease)

Interest expense		2003	Volume	Rate	2002	Volume	Rate	2001
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Deposits by banks

Europe	HSBC Bank plc	404	19	9	376	142	(217)	451
	HSBC Private Banking
	Holdings (Suisse) S.A.	28	(3)	(29)	60	10	(16)	66
	CCF	398	(38)	(160)	596	(257)	(283)	1,136
	Household	31	31	–	–	–	–	–

Hong Kong	Hang Seng Bank	2	1	–	1	(6)	(2)	9
	The Hongkong and Shanghai
	Banking Corporation	28	5	(12)	35	5	(40)	70

Rest of Asia-Pacific	The Hongkong and Shanghai
	Banking Corporation	81	(3)	(19)	103	(4)	(39)	146
	HSBC Bank Malaysia Berhad	3	–	–	3	3	(1)	1
	HSBC Bank Middle East	16	7	(6)	15	10	(9)	14

North America	HSBC USA Inc .	39	(3)	(4)	46	14	(68)	100
	HSBC Bank Canada	11	(7)	(8)	26	10	(2)	18
	HSBC Markets Inc	22	(14)	(8)	44	(14)	(56)	114
	HSBC Mexico	59	43	5	11	11	–	–

South America	Brazilian operations	93	(19)	33	79	(44)	17	106
	HSBC Bank Argentina S.A.	14	5	(60)	69	(18)	58	29

Other operations		80	15	(57)	122	(30)	(47)	199

		1,309	57	(334)	1,586	(5)	(868)	2,459

Customer accounts

Europe	HSBC Bank plc	2,741	633	(443)	2,551	595	(1,344)	3,300
	HSBC Private Banking
	Holdings (Suisse) S.A.	401	(33)	(115)	549	(16)	(372)	937
	CCF	606	280	(267)	593	(18)	(54)	665
	Household	28	28	–	–	–	–	–

Hong Kong	Hang Seng Bank	289	13	(172)	448	(53)	(1,001)	1,502
	The Hongkong and Shanghai
	Banking Corporation	379	32	(269)	616	29	(1,632)	2,219

Rest of Asia-Pacific	The Hongkong and Shanghai
	Banking Corporation	719	140	(126)	705	166	(430)	969
	HSBC Bank Malaysia Berhad	142	14	(3)	131	(4)	(10)	145
	HSBC Bank Middle East	61	(5)	(40)	106	(5)	(139)	250

North America	HSBC USA Inc.	553	(9)	(298)	860	(13)	(736)	1,609
	HSBC Bank Canada	326	39	30	257	31	(248)	474
	HSBC Markets Inc	52	(33)	(27)	112	(32)	(151)	295
	HSBC Mexico	408	519	(162)	51	51	–	–

South America	Brazilian operations	755	132	132	491	(149)	42	598
	HSBC Bank Argentina S.A.	57	6	(166)	217	(162)	153	226

Other operations		510	81	(224)	653	84	(493)	1,062

		8,027	1,202	(1,515)	8,340	685	(6,596)	14,251

Back to Contents

		2003 compared with 2002			2002 compared with 2001
		Increase/(decrease)			Increase/(decrease)

Interest expense (continued)		2003	Volume	Rate	2002	Volume	Rate	2001
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
CDs and other money market instruments
Europe	HSBC Bank plc	151	132	(64)	83	43	(25)	65
	CCF	162	37	(76)	201	(33)	(28)	262
Hong Kong	Hang Seng Bank	36	(23)	(6)	65	5	(34)	94
	The Hongkong and Shanghai
	Banking Corporation	321	142	(79)	258	93	(77)	242
Rest of Asia-	The Hongkong and Shanghai
Pacific	Banking Corporation	121	63	(11)	69	19	(17)	67
	HSBC Bank Malaysia
	Berhad	8	5	(4)	7	1	–	6
North America	HSBC USA Inc	26	(18)	(18)	62	12	(42)	92
	Household	60	60	–	–	–	–	–
	HSBC Bank Canada	84	25	3	56	(1)	(47)	104
	HSBC Mexico	169	258	(111)	22	22	–	–
South America	Brazilian operations	12	3	(5)	14	3	7	4
	HSBC Bank Argentina S.A.	–	(7)	–	7	(13)	(1)	21
Other operations		59	15	28	16	(18)	31	3

		1,209	556	(207)	860	141	(241)	960

Loan capital
Europe	HSBC Bank plc	466	114	(111)	463	(190)	28	625
	CCF	187	73	(50)	164	56	(55)	163
	Household	111	111	–	–	–	–	–
Hong Kong	The Hongkong and Shanghai
	Banking Corporation	80	–	(3)	83	(1)	(15)	99
Rest of Asia-	The Hongkong and Shanghai
Pacific	Banking Corporation	17	9	(4)	12	13	(7)	6
North America	HSBC USA Inc.	178	(7)	(29)	214	(40)	(26)	280
	Household	1,779	1,779	–	–	–	–	–
	HSBC Bank Canada	66	18	(17)	65	(16)	1	80
	HSBC Mexico	13	18	(7)	2	2	–	–
South America	Brazilian operations	46	(11)	13	44	3	30	11
	HSBC Bank Argentina S.A.	30	7	(39)	62	7	31	24
Other operations		133	51	(85)	167	52	(149)	264

		3,106	2,199	(369)	1,276	(86)	(190)	1,552

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Risk management

All HSBC’s activities involve analysis, evaluation, acceptance and management of some degree of risk or combination of risks. The most important types of risk are credit risk (which includes cross-border risk), liquidity risk, market risk and operational risk. Market risk includes foreign exchange, interest rate and equity price risks.

     HSBC’s risk management policy is designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and limits continually by means of reliable and up-to-date administrative and information systems. HSBC continually modifies and enhances its risk management policies and systems to reflect changes in markets and products and in best practice risk management processes. Training, individual responsibility and accountability together with a disciplined, cautious and conventional culture of control lie at the heart of HSBC’s management of risk.

     The Group Management Board (formerly the Group Executive Committee), under authority delegated by the Board of Directors, formulates high level risk management policy. A separately constituted Risk Management Meeting monitors risk and receives reports which allow it to review the effectiveness of HSBC’s risk management policies.

Credit risk management

Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its obligations under a contract. It arises principally from lending, trade finance, treasury and leasing activities. HSBC has dedicated standards, policies and procedures to control and monitor all such risks.

     Within Group Head Office, a separate function, Group Credit and Risk, is mandated to provide high-level centralised management of credit risk for HSBC on a worldwide basis. Group Credit and Risk is headed by a Group General Manager who reports to the Group Chief Executive, and its responsibilities include the following:

•	Formulating credit policies. These are embodied in HSBC standards with which all HSBC’s operating companies are required to comply in formulating and recording in dedicated manuals their own more detailed credit policies and procedures. All such credit policies and procedures are monitored by Group Credit and Risk.

•	Establishing and maintaining HSBC’s large credit exposure policy. This policy sets controls over the maximum level of HSBC’s exposure to customers, customer groups and other risk concentrations in an approach which is designed to be more conservative than internationally accepted regulatory standards. All operating companies within HSBC are required to adopt this.

•	Issuing lending guidelines to HSBC’s operating companies on the Group’s attitude towards, and appetite for lending to, inter alia, specified market sectors, industries and products. Each HSBC operating company and major business unit is required to base its own lending guidelines on HSBC’s guidelines, regularly update them and make them available to all credit and marketing executives.

•	Undertaking an independent review and objective assessment of risk. Group Credit and Risk assesses all commercial non-bank credit facilities over designated limits originated by all HSBC’s operating companies, prior to the facilities being offered to customers. Operating companies may not proceed to confirm credit approval without this concurrence. Similarly, renewals and reviews of commercial non-bank facilities over designated levels are subject to the same process.

•	Controlling exposures to banks and financial institutions. HSBC’s credit and settlement risk limits to counterparties in the finance and government sectors are approved centrally to optimise the use of credit availability and avoid excessive risk concentration. A dedicated unit within Group Credit and Risk controls and manages these exposures on a global basis using centralised systems and automated processes.

•	Controlling cross-border exposures. Country and cross-border risk is managed by a dedicated unit within Group Credit and Risk using centralised systems, through the imposition of country limits with sub-limits by maturity and type of business. Country limits are determined by taking into account economic and political factors, and applying local business knowledge.

Back to Contents

•	Transactions with countries deemed to be high risk are considered on a case-by-case basis

•	Controlling exposures to selected industries. Group Credit and Risk controls HSBC’s exposure to the shipping and aviation industries, and closely monitors exposures to other industries such as telecommunications, insurance and real estate. Where necessary, restrictions are imposed on new business, or exposure within HSBC’s operating companies is capped.

•	Maintaining and developing HSBC’s facility grading process in order to categorise exposures into meaningful segments and facilitate focused management of the identified risks. HSBC’s current grading structure contains a minimum of seven grades, the first three of which are applied to differing levels of satisfactory risk. Of the four unsatisfactory grades, grades 6 and 7 are non-performing loans. For banks, the grading structure involves ten tiers, six of which cover satisfactory risk. Grading methodology is based upon a wide range of financial analytics together with market data-based tools which are core inputs to the assessment of counterparty risk. Responsibility for setting facility grades rests with the final approving executive in each case. Facility grades are reviewed frequently and amendments, where necessary, are implemented promptly. A more sophisticated grading framework, based on default probability and loss estimates, is being piloted in the US and Canada. This new approach will allow a more granular analysis of risk and will be extended progressively to the Group’s other major business units.

•	Reviewing the efficiency and effectiveness of operating companies’ credit approval processes. Regular reports are provided to Group Credit and Risk on the credit quality of local portfolios and corrective action is taken where necessary.

•	Reporting to certain senior executives on aspects of the HSBC loan portfolio. These executives, as well as the Group Management Board (formerly called the Group Executive Committee), Group Audit Committee and the Board receive a variety of regular reports covering:

-	risk concentrations and exposure to industry sectors;

	-	large customer group exposures;

	-	emerging market debt and provisioning;

	-	large non-performing accounts and provisions;

	-	specific segments of the portfolio: real estate, telecommunications, insurance, aviation and shipping, as well as ad hoc reviews;

	-	country limits and cross-border exposures; and

	-	causes of unexpected loss and lessons learned.

•		Managing and directing credit-related systems initiatives. HSBC has a centralised database of large corporate, sovereign and bank facilities and is constructing a database comprising all Group lending assets. A systems-based credit application process for bank lending is operational in all jurisdictions and a standard electronic corporate credit application system is deployed in most of the Group’s major businesses. Coverage will be further extended in 2004.

•		Providing advice and guidance to HSBC’s operating companies in order to promote best practice throughout the Group on credit-related issues such as:

	-	regulatory matters;

	-	environmental and social responsibility policies;

	-	scoring and portfolio provisioning;

	-	new products;

	-	training courses; and

	-	credit-related reporting.

•		Acting as the primary interface for credit-related issues on behalf of HSBC Holdings with external parties including the Bank of England, the UK Financial Services Authority (‘FSA’), rating agencies, corporate analysts, trade associations and counterparts in the world’s major banks and non-bank financial institutions

Responsibility for the quality and performance of the credit portfolios in each of the Group’s operating companies rests with local management. Each operating company is required to implement

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

credit policies, procedures and lending guidelines which conform to HSBC Group standards, with credit approval authorities delegated from the Board of Directors of HSBC Holdings to the relevant Chief Executive Officer. In each major subsidiary, management includes a Chief Credit Officer who, in most cases, reports to his local Chief Executive Officer on credit-related issues. In the case of Household, the Chief Credit Officer reports to the Chief Operating Officer of that business, in line with historic practice. All Chief Credit Officers have a functional reporting line to the Group General Manager, Group Credit and Risk.

     Each operating company is responsible for all assets in its portfolio, including those subject to central approval by Group Credit and Risk, and for managing its own risk concentrations on market sector, geographical and product bases. Local systems are in place throughout the Group to enable operating companies to control and monitor exposures by customer and counterparty.

     Special attention is paid to problem loans. When appropriate, specialist units are established by HSBC’s operating companies to provide customers with intensive management and control support in order to help them avoid default wherever possible and maximise recoveries. Regular audits of operating companies’ credit processes are undertaken by HSBC’s Internal Audit function. Audits include consideration of the completeness and adequacy of credit manuals and lending guidelines, an in-depth analysis of a representative sample of accounts, an overview of homogenous portfolios of similar assets to assess the quality of the loan book and other exposures, and adherence to Group standards and policies in the extension of credit facilities. Individual accounts are reviewed to ensure that facility grades are appropriate, that credit and collection procedures have been properly followed and that, where an account or portfolio evidences deterioration, adequate provisions are raised in accordance with the Group’s established processes. Internal Audit will discuss with management facility gradings they consider to be inappropriate, and their subsequent recommendations for revised grades must then be assigned to the facilities concerned.

Provisions for bad and doubtful debts

It is HSBC policy that each operating company makes provision for bad and doubtful debts promptly when required and on a consistent basis in accordance with established Group guidelines.

     HSBC’s grading process for credit facilities extended by members of the Group is designed to highlight exposures requiring greater management attention based on a higher probability of default and potential loss. Management particularly focuses on the appropriateness of grades assigned to facilities to those borrowers and portfolio segments classified below satisfactory grades. Amendments, where necessary, are required to be undertaken promptly. Management also regularly performs an assessment of the adequacy of the established provisions for bad and doubtful debts by conducting a detailed review of the loan portfolio, comparing performance and delinquency statistics against historical trends and undertaking an assessment of current economic conditions.

     There are two types of provision, specific and general, as discussed below.

Specific provisions

Specific provisions represent the quantification of actual and inherent losses from homogenous portfolios of assets and individually identified accounts. Specific provisions are deducted from loans and advances in the balance sheet. Following the acquisition of Household, the majority of specific provisions are now determined on a portfolio basis.

Portfolios

Where homogenous groups of assets are reviewed on a portfolio basis (e.g. credit cards, other unsecured consumer lending, motor vehicle financing and residential mortgage loans), two alternative methods are used to calculate specific provisions:

•	When appropriate empirical information is available, the Group utilises roll rate methodology (a statistical analysis of historical trends of the probability of default and amount of consequential loss, assessed at each time period for which payments are overdue), other historical data and an evaluation of current economic conditions, to calculate an appropriate level of specific provision based on inherent loss. Additionally, in certain highly developed markets, sophisticated models also take into account behavioural and account management trends such as bankruptcy and restructuring statistics. Roll rates are regularly benchmarked against actual outcomes to ensure they remain

Back to Contents

appropriate.

•	In other cases, when information is insufficient or not sufficiently reliable to adopt a roll rate methodology, the Group adopts a formulaic approach which allocates progressively higher loss rates in line with the period of time for which a customer’s loan is overdue.

The portfolio basis is applied to accounts in Household’s consumer portfolios and, in the rest of HSBC, to the following portfolios:

•	small business accounts (typically less than US$15,000) in certain countries;

•	residential mortgages less than 90 days overdue; and

•	credit cards and other unsecured consumer lending products.

     These portfolio provisions are generally reassessed monthly and charges for new provisions, or releases of existing provisions, are calculated for each separately identified portfolio.

     The Group’s intention is to extend the use of the roll rate and model methodologies to all homogenous portfolios of assets for calculating specific provisions as information becomes available.

Individually assessed accounts

Specific provisions on individually assessed accounts are determined by an evaluation of the exposures on a case-by-case basis. This procedure is applied to all accounts that do not qualify for, or are not subject to, a portfolio based approach (typically those with facilities of more than US$15,000 and, in some jurisdictions, all house mortgage loans and motor vehicle finance facilities). In determining such provisions on individually assessed accounts, the following factors are considered:

•	the Group’s aggregate exposure to the customer (including contingent liabilities);

•	the viability of the customer’s business model and the capability of management to trade successfully out of financial difficulties and generate sufficient cash flow to service their debt obligations;

•	the likely dividend available on liquidation or bankruptcy;
•	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Group and the likelihood of other creditors continuing to support the company;

•	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

•	the amount and timing of expected receipts and recoveries;

•	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

•	the deduction of any costs involved in recovery of amounts outstanding; and

•	the ability of the borrower to obtain the relevant foreign currency if loans are not in local currency.

     Group policy requires a review of the level of specific provisions on individual facilities above materiality guidelines at least half-yearly, or more regularly where individual circumstances require. This will normally include a review of collateral held (including reconfirmation of its enforceability) and an assessment of actual and anticipated receipts. For significant commercial and corporate debts, specialised loan ‘work-out’ teams with experience in insolvency and specific markets are used. In management’s view, utilising this expertise enables likely losses on significant individual exposures to be assessed more accurately. Releases on individually calculated specific provisions are recognised whenever the Group has reasonable evidence that the established estimate of loss has been reduced.

Cross-border exposures

Specific provisions are established in respect of cross-border exposures to countries assessed by management to be vulnerable to foreign currency payment restrictions. This assessment includes analysis of both economic and political factors. Economic factors include the level of external indebtedness, the debt service burden and access to external sources of funds to meet the debtor country’s financing requirements. Political factors taken into account include assessment of the stability of the country and its government, potential threats to security and the quality and independence of the legal system.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     Provisions are applied to all qualifying exposures within these countries unless these exposures:

•	are fully performing and of less than one year’s maturity;

•	are mitigated by acceptable security cover held outside the country concerned; or

•	are represented by securities held for trading purposes for which a liquid and active market exists, and which are marked to market daily.

General provisions

General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be individually identified as such until some time in the future. HSBC requires each operating company to maintain a general provision which is determined after taking into account:

•	historical loss experience in portfolios of similar risk characteristics (for example, by industry sector, loan grade or product);

•	the estimated period between a loss occurring and that loss being identified and evidenced by the establishment of a specific provision against that loss; and

•	management’s judgement as to whether the current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience.

     The estimated period between a loss occurring and its identification (as evidenced by the establishment of a specific provision for this loss) is determined by local management for each identified portfolio. In general, the periods used vary between four and twelve months.

     In normal circumstances, historical experience is the most objective and accurate framework used to assess inherent loss within each portfolio. Historical loss experience is generally benchmarked against the weighted average annual rate of provisions over a five-year period.

     In certain circumstances, such as in Argentina in 2001, economic conditions are such that it is clear that historical loss experience provides insufficient evidence of the inherent loss in a given portfolio. In such circumstances, management uses its judgement, supported by relevant experience from similar situations, to determine an appropriate general provision.

     The basis used to establish the general provision within each reporting entity is documented and reviewed by senior Group credit management for conformity with Group policy.

Suspended and non-accrual interest

For individually assessed accounts, loans are designated as non-performing as soon as management has doubts as to the ultimate collectability of principal or interest, or when contractual payments of principal or interest are 90 days overdue. When a loan is designated as non-performing, interest is not normally credited to the profit and loss account and either interest accruals will cease (‘non-accrual loans’) or interest will be credited to an interest suspense account in the balance sheet which is netted against the relevant loan (‘suspended interest’).

     Within portfolios of low value, high volume, homogenous loans, interest will normally be suspended on facilities 90 days or more overdue. In certain operating subsidiaries, interest income on credit cards may continue to be included in earnings after the account is 90 days overdue, provided that a suitable provision is raised against the portion of accrued interest which is considered to be irrecoverable.

     The designation of a loan as non-performing and the suspension of interest may be deferred for up to 12 months in either of the following situations:

•	cash collateral is held covering the total of principal and interest due and the right to set-off is legally sound; or

•	the value of any net realisable tangible security is considered more than sufficient to cover the full repayment of all principal and interest due and credit approval has been given to the rolling-up or capitalisation of interest payments.

     On receipt of cash (other than from the realisation of security), the overall risk is reevaluated and, if appropriate, suspended or non-accrual interest is recovered and taken to the profit and loss account. Amounts received from the realisation of security are applied to the repayment of outstanding indebtedness, with any surplus used to

Back to Contents

recover specific provisions and then suspended interest.

Charge-offs

Loans (and the related provisions) are normally charged off, either partially or in full, when there is no realistic prospect of recovery of these amounts and when the proceeds from the realisation of security have been received. Unsecured consumer facilities are charged off between 150 and 210 days overdue. In the case of Household, this period is generally extended to 300 days overdue (270 days for secured products) and collections can continue for up to 360 days post default where it is expected to improve recovery rates. In the case of bankruptcy, charge-off can occur earlier.

     US banks typically write off problem lending more quickly than is the practice in the UK. This approach means that HSBC’s reported level of credit risk elements and associated provisions are likely to be higher than for comparable US banks.

Restructuring of loans

Restructuring activity is designed to maximise cash recovery on accounts which are overdue, by slowing down the formal steps in collection management to allow qualifying customers to repair or renegotiate satisfactory maintenance of their accounts. This will normally involve resetting an overdue consumer account to current status following an agreed restructuring. Restructuring is typically utilised to assist customers who have suffered from a lifestyle event such as redundancy, divorce or illness, to manage their obligations while they adjust to their new circumstances. Restructuring policies and practices are based on indicators, or criteria, which, in the judgement of local management, evidence continued payment probability. These policies are continually reviewed and their application varies depending upon the nature of the market, the product and the availability of empirically based data. Where empirical evidence indicates an increased propensity to default on restructured accounts, and roll rate methodologies are deployed in the calculation of provisions, the provisioning methodology reflects the increased propensity of such accounts to default.

     Restructuring activity is used most commonly within consumer finance portfolios. The largest concentration is domiciled in the US in Household. The majority of restructured amounts related to secured lending.

     In addition to restructuring, HSBC’s consumer lending businesses, principally Household, use other account management techniques on a more limited basis, such as extended payment arrangements, approved external debt management plans, deferring foreclosure, modification, loan rewrites and/or deferral of payments pending a change in circumstances. When using such techniques, accounts may be treated as current, although if payment difficulties are subsequently experienced, they will be redesignated as delinquent. At 31 December 2003, the total value of accounts which have been either restructured or subject to other account management techniques was US$18 billion or some 15 per cent of the Household loan book.

Assets acquired

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the advance disposed of at the date of the exchange and subsequent provisions are based on any further deterioration in value.

Loan portfolio

Loans and advances to customers are well spread across the various industrial sectors, as well as geographically.

     At constant exchange rates, loans and advances to customers (excluding the finance sector and settlement accounts) grew by US$145 billion, or 41 per cent, during 2003 of which US$108 billion, or 31 per cent, related to the acquisition of Household. As a result, personal lending comprised 56 per cent of HSBC’s loan portfolio and over 90 per cent of the growth in loans in 2003 (excluding the financial sector) related to personal and consumer lending.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Gross loans and advances to customers
			Constant
		On acquisition of	currency	Underlying
	2002	Household	effect	change	2003
	US$m	US$m	US$m	US$m	US$m
Personal
Residential mortgages	96,984	39,293	6,841	22,346	165,464
Hong Kong Government Home Ownership Scheme	7,255	–	33	(998)	6,290
Other personal	48,562	68,927	3,871	12,785	134,145

Total personal	152,801	108,220	10,745	34,133	305,899

Corporate and commercial
Commercial, industrial and international trade	79,015	–	7,907	(1,254)	85,668
Commercial real estate	29,267	–	2,447	3,374	35,088
Other property-related	15,347	–	823	970	17,140
Government	8,953	–	193	444	9,590
Other commercial[1]	40,674	157	3,917	(718)	44,030

Total corporate and commercial	173,256	157	15,287	2,816	191,516

Financial
Non-bank financial institutions	27,487	–	2,006	7,598	37,091
Settlement accounts	8,385	–	376	(167)	8,594

Total financial	35,872	–	2,382	7,431	45,685

Total gross loans and advances to customers	361,929	108,377	28,414	44,380	543,100

1 Other commercial includes advances in respect of agriculture, transport, energy and utilities.

The commentary below is on a constant currency basis and excludes the impact of the acquisition of Household except where stated.

     Residential mortgages increased by US$22.3 billion, of which US$7 billion arose in Household post-acquisition. Including Household, mortgages comprised 31 per cent of total gross loans to customers at 31 December 2003. Residential mortgages in Europe increased by US$9 billion, of which US$8 billion arose in UK Banking, reflecting the success of a number of marketing initiatives, including competitive pricing and First Direct’s Offset mortgage product, as well as the continuing high level of mortgage refinancing activity in the market. Residential mortgage lending in Hong Kong declined as the property market weakened and demand fell, although there were tentative signs of recovery towards the end of the year. The suspension of the sale of new homes under the Hong Kong Government Home Ownership Scheme in 2001 resulted in lower outstanding balances on these loans.

     In the rest of Asia-Pacific, residential mortgages grew by US$4 billion, with strong growth in Korea, Singapore, Australia and New Zealand, the latter from the acquisition of AMP Bank’s mortgage business.

     Other personal lending increased by US$12.8 billion, or 24 per cent, of which US$6 billion arose in Household post-acquisition. Including Household, other personal lending increased to 25 per cent of total gross loans to customers at 31 December 2003. There was strong growth in the UK, with credit card balances increasing by 18 per cent. European Private Banking customers increased other personal lending by 25 per cent taking advantage of interest rates to finance higher returning securities. Across the rest of Asia-Pacific loan increase was about 18 per cent. In South America other personal lending nearly doubled primarily due to the acquisition of Losango. In Hong Kong, the improving economic conditions saw growth of 5 per cent in other personal lending which rose to US$7,420 million.

     Loans and advances to the corporate and commercial lending (excluding settlement accounts) grew by less than 2 per cent reflecting subdued corporate loan demand.

     The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of The Hongkong and Shanghai Banking Corporation, HSBC Bank plc, HSBC Bank Middle East and HSBC Bank USA operations, by the location of the lending branch.

Back to Contents

Customer loans and advances by industry sector

	At 31 December 2003

							Gross loans
						Gross	by customer
			Rest of			loans and	type as a
		Hong	Asia-	North	South	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	51,721	23,664	12,101	77,754	224	165,464	30.3
Hong Kong Government Home Ownership Scheme	–	6,290	–	–	–	6,290	1.2
Other personal	42,041	7,420	7,135	75,173	2,376	134,145	24.7

Total personal	93,762	37,374	19,236	152,927	2,600	305,899	56.2

Corporate and commercial
Commercial, industrial and international trade	49,468	10,966	14,892	8,907	1,435	85,668	15.8
Commercial real estate	15,517	8,548	3,149	7,785	89	35,088	6.5
Other property-related	5,416	5,075	2,597	3,994	58	17,140	3.2
Government	2,462	927	1,450	4,104	647	9,590	1.8
Other commercial[1]	24,239	6,754	5,735	6,619	683	44,030	8.1

Total corporate and commercial	97,102	32,270	27,823	31,409	2,912	191,516	35.4

Financial
Non-bank financial institutions	21,226	4,921	2,027	8,839	78	37,091	6.8
Settlement accounts	3,068	556	188	4,767	15	8,594	1.6

Total financial	24,294	5,477	2,215	13,606	93	45,685	8.4

Total gross loans and advances to customers[2]	215,158	75,121	49,274	197,942	5,605	543,100	100.0

Percentage of Group loans and advances by geographical region	39.7%	13.8%	9.1%	36.4%	1.0%	100.0%

Non-performing loans[3]	5,701	1,671	1,538	5,444[4]	696	15,050
Non-performing loans as a percentage of
gross loans and advances to customers[3]	2.6%	2.2%	3.1%	2.8%	12.4%	2.8%
Specific provisions outstanding against loans and advances	3,554	629	981	5,184[4]	530	10,878
Specific provisions outstanding as a percentage of
non-performing loans[3]	62.3%	37.6%	63.8%	95.2%[4]	76.1%	72.3%

1 Other commercial includes advances in respect of agriculture, transport, energy and utilities.
2 Included within this total is credit card lending of US$48,634 million.
3 Net of suspended interest.
4   Includes non-performing loans of US$4,380 million and specific provisions of US$4,448 million in Household; excluding Household specific provisions outstanding as a percentage of non-performing loans was 69.2 per cent.

Included in gross loans and advances to customers are the following numbers in respect of Household, 93 per cent of which relate to North America:

2003
US$m

Residential mortgages	46,057
Motor vehicle finance	8,868
MasterCard/Visa credit cards	21,207
Private label cards	15,413
Other unsecured personal lending	30,130
Corporate and commercial lending	101

Total	121,776

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

	At 31 December 2002

	Europe	Hong Kong	Rest of Asia-Pacific	North America	South America	Gross loans and advances to customers	Gross loans by customer type as a % of total gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	38,719	23,839	7,507	26,666	253	96,984	26.9
Hong Kong Government Home
Ownership Scheme	–	7,255	–	–	–	7,255	2.0
Other personal	26,748	7,066	5,900	7,836	1,012	48,562	13.4

Total personal	65,467	38,160	13,407	34,502	1,265	152,801	42.3

Corporate and commercial
Commercial, industrial and
international trade	44,424	10,173	12,582	10,773	1,063	79,015	21.8
Commercial real estate	11,887	8,336	2,701	6,297	46	29,267	8.1
Other property-related	3,970	4,805	2,031	4,515	26	15,347	4.2
Government	2,164	719	933	4,575	562	8,953	2.5
Other commercial[1]	22,712	6,612	5,950	4,835	565	40,674	11.2

Total corporate and commercial	85,157	30,645	24,197	30,995	2,262	173,256	47.8

Financial
Non-bank financial institutions	15,221	2,055	931	9,231	49	27,487	7.6
Settlement accounts	2,622	347	192	5,224	–	8,385	2.3

Total financial	17,843	2,402	1,123	14,455	49	35,872	9.9

Total gross loans and advances to
customers[2]	168,467	71,207	38,727	79,952	3,576	361,929	100.0

Percentage of Group loans and
advances by geographical
region	46.5%	19.7%	10.7%	22.1%	1.0%	100.0%

Non-performing loans[3]	4,495	1,724	2,055	1,773	476	10,523
Non-performing loans as a
percentage of gross loans and
advances to customers[3]	2.7%	2.4%	5.3%	2.2%	13.3%	2.9%
Specific provisions outstanding
against loans and advances	2,774	688	1,321	1,482	341	6,606
Specific provisions outstanding
as a percentage of non-
performing loans[3]	61.7%	39.9%	64.3%	83.6%	71.6%	62.8%

1	Other commercial includes advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$9,950 million.
3	Net of suspended interest.

Back to Contents

Customer loans and advances by industry sector (continued)

	At 31 December 2001

	Europe	Hong Kong	Rest of Asia-Pacific	North America	South America	Gross loans and advances to customers	Gross loans by customer type as a % of total gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	27,282	23,125	5,134	22,126	548	78,215	24.7
Hong Kong Government Home
Ownership Scheme	–	8,123	–	–	–	8,123	2.6
Other personal	21,065	6,227	4,616	6,273	1,280	39,461	12.3

Total personal	48,347	37,475	9,750	28,399	1,828	125,799	39.6

Corporate and commercial
Commercial, industrial and
international trade	38,476	9,662	11,226	9,018	1,720	70,102	22.1
Commercial real estate	9,475	8,474	2,395	5,877	77	26,298	8.3
Other property-related	3,630	4,710	2,169	4,011	69	14,589	4.6
Government	2,393	543	900	728	775	5,339	1.7
Other commercial[1]	20,510	6,349	5,457	4,230	617	37,163	11.7

Total corporate and commercial	74,484	29,738	22,147	23,864	3,258	153,491	48.4

Financial
Non-bank financial institutions	11,329	1,546	752	12,572	118	26,317	8.3
Settlement accounts	2,361	223	189	8,984	4	11,761	3.7

Total financial	13,690	1,769	941	21,556	122	38,078	12.0

Total gross loans and advances to
customers[2]	136,521	68,982	32,838	73,819	5,208	317,368	100.0

Percentage of Group loans and
advances by geographical
region	43.0%	21.7%	10.3%	23.3%	1.7%	100.0%

Non-performing loans[3]	3,682	2,028	2,723	672	544	9,649
Non-performing loans as a
percentage of gross loans and
advances to customers[3]	2.7%	2.9%	8.3%	0.9%	10.4%	3.0%
Specific provisions outstanding
against loans and advances	2,204	856	1,786	289	365	5,500
Specific provisions outstanding
as a percentage of non-
performing loans[3]	59.8%	42.2%	65.6%	43.0%	67.1%	57.0%

1	Other commercial includes advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$8,289 million.
3	Net of suspended interest.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Customer loans and advances by industry sector (continued)

	At 31 December 2000

	Europe	Hong Kong	Rest of Asia-Pacific	North America	South America	Gross loans and advances to customers	Gross loans by customer type as a % of total gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	24,048	23,121	3,723	19,931	809	71,632	24.0
Hong Kong Government Home
Ownership Scheme	–	7,353	–	–	–	7,353	2.5
Other personal	20,537	4,923	4,110	6,847	1,364	37,781	12.5

Total personal	44,585	35,397	7,833	26,778	2,173	116,766	39.0

Corporate and commercial
Commercial, industrial and
international trade	38,012	9,584	11,583	9,274	2,803	71,256	23.9
Commercial real estate	10,053	8,293	2,749	6,915	77	28,087	9.4
Other property-related	3,121	3,850	1,815	4,072	156	13,014	4.4
Government	2,572	130	574	715	50	4,041	1.4
Other commercial[1]	19,570	7,459	5,406	3,753	937	37,125	12.4

Total corporate and commercial	73,328	29,316	22,127	24,729	4,023	153,523	51.5

Financial
Non-bank financial institutions	10,374	1,664	629	8,629	152	21,448	7.2
Settlement accounts	3,946	142	361	2,464	41	6,954	2.3

Total financial	14,320	1,806	990	11,093	193	28,402	9.5

Total gross loans and advances to
customers[2]	132,233	66,519	30,950	62,600	6,389	298,691	100.0

Percentage of Group loans and
advances by geographical
region	44.3%	22.3%	10.4%	20.9%	2.1%	100.0%

Non-performing loans[3]	3,376	2,521	3,081	684	710	10,372
Non-performing loans as a
percentage of gross loans and
advances to customers[3]	2.6%	3.8%	9.9%	1.1%	11.1%	3.5%
Specific provisions outstanding
against loans and advances	2,135	1,241	1,929	278	482	6,065
Specific provisions outstanding
as a percentage of non-
performing loans[3]	63.2%	49.2%	62.6%	40.6%	67.9%	58.5%

1	Other commercial includes advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$7,604 million.
3	Net of suspended interest.

Back to Contents

Customer loans and advances by industry sector (continued)
	At 31 December 1999

							Gross loans
						Gross	by customer
						loans and	type as a
			Rest of	North	South	advances to	% of total
	Europe	Hong Kong	Asia-Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%

Personal
Residential mortgages	22,047	23,614	3,028	16,962	746	66,397	25.2
Hong Kong Government Home
Ownership Scheme	–	6,565	–	–	–	6,565	2.5
Other personal	16,668	4,409	3,979	5,864	1,017	31,937	12.2

Total personal	38,715	34,588	7,007	22,826	1,763	104,899	39.9

Corporate and commercial
Commercial, industrial and
international trade	27,380	9,762	12,250	9,129	2,255	60,776	23.2
Commercial real estate	6,519	8,987	3,353	5,709	255	24,823	9.5
Other property-related	2,020	2,093	2,033	4,114	151	10,411	4.0
Government	3,405	140	749	730	149	5,173	2.0
Other commercial[1]	17,982	6,874	5,249	4,481	852	35,438	13.5

Total corporate and commercial	57,306	27,856	23,634	24,163	3,662	136,621	52.2

Financial
Non-bank financial institutions	7,227	2,262	984	6,402	187	17,062	6.5
Settlement accounts	2,827	114	200	619	9	3,769	1.4

Total financial	10,054	2,376	1,184	7,021	196	20,831	7.9

Total gross loans and advances to
customers[2]	106,075	64,820	31,825	54,010	5,621	262,351	100.0

Percentage of Group loans and
advances by geographical
region	40.5%	24.7%	12.1%	20.6%	2.1%	100.0%

Non-performing loans[3]	2,679	3,133	3,535	599	427	10,373
Non-performing loans as a
percentage of gross loans and
advances to customers[3]	2.5%	4.8%	11.1%	1.1%	7.6%	3.9%
Specific provisions outstanding
against loans and advances	1,411	1,428	2,221	261	371	5,692
Specific provisions outstanding
as a percentage of non-
performing loans[3]	52.7%	45.6%	62.8%	43.6%	86.9%	54.9%

1	Other commercial includes advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$6,927 million.
3	Net of suspended interest.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Customer loans and advances by principal area within rest of Asia-Pacific and South America

	At 31 December 2003

					Commercial,
					international
	Residential		Other	Property-	trade and
	mortgages		personal	related	other		Total
	US$m		US$m	US$m	US$m		US$m
Loans and advances to customers (gross)
Australia and New Zealand	5,436	[1]	497	1,835	3,460		11,228
India	424		305	10	1,329		2,068
Indonesia	13		135	20	670		838
Japan	13		75	613	2,731		3,432
Mainland China	78		6	614	1,887		2,585
Malaysia	1,837		518	311	2,591		5,257
Middle East	61		1,660	923	4,726		7,370
Singapore	1,521		2,420	1,142	2,219		7,302
South Korea	1,430		81	–	847		2,358
Taiwan	1,073		506	–	852		2,431
Thailand	32		129	82	743		986
Other	183		803	196	2,237		3,419

Total of rest of Asia-Pacific	12,101		7,135	5,746	24,292		49,274

Argentina	47		62	16	975	[2]	1,100
Brazil	176		2,313	122	1,715		4,326	[3]
Other	1		1	9	168		179

Total of South America	224		2,376	147	2,858		5,605

1	The acquisition of the AMP Bank mortgage business added US$1,246 million during the year.
2	Includes US$644 million of loan exposures to the Argentine Government received in exchange for debt securities.
3	The acquisitions of Losango and Lloyds TSB’s Brazilian businesses and assets added US$855 million and US$133 million respectively to other personal lending and to corporate lending in 2003.

	At 31 December 2002

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other		Total
	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (gross)
Australia and New Zealand	2,742	290	1,187	2,821		7,040
India	216	288	18	1,236		1,758
Indonesia	9	91	27	581		708
Japan	12	67	592	2,010		2,681
Mainland China	29	4	298	1,410		1,741
Malaysia	1,558	453	333	2,521		4,865
Middle East	36	1,544	1,086	3,518		6,184
Singapore	960	2,023	925	2,296		6,204
South Korea	800	67	–	855		1,722
Taiwan	918	420	1	909		2,248
Thailand	26	80	26	705		837
Other	201	573	239	1,726		2,739

Total of rest of Asia-Pacific	7,507	5,900	4,732	20,588		38,727

Argentina	94	31	15	940	[1]	1,080
Brazil	158	979	48	1,162		2,347
Other	1	2	9	137		149

Total of South America	253	1,012	72	2,239		3,576

1 Includes US$558 million of loan exposures to the Argentine Government received in exchange for debt securities.

Back to Contents

Analysis of loans and advances to banks by geographical region

							Provisions
						Gross	for bad
			Rest of			loans and	and
		Hong	Asia-	North	South	advances	doubtful
	Europe	Kong	Pacific	America	America	to banks	debts
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

31 December 2003	51,806	38,639	12,948	11,885	1,922	117,200	(24)
Suspended interest						(3)

Total						117,197

31 December 2002	39,398	33,359	10,708	10,391	1,665	95,521	(23)
Suspended interest						(2)

Total						95,519

31 December 2001	40,665	42,516	11,253	7,979	2,252	104,665	(22)
Suspended interest						(2)

Total						104,663

31 December2000	45,072	57,154	11,197	9,441	3,200	126,064	(30)
Suspended interest						(2)

Total						126,062

31 December 1999	29,395	53,778	10,024	4,568	2,337	100,102	(24)
Suspended interest						(1)

Total						100,101

Provisions against total loans and advances

	Year ended 31 December 2003

	Specific	General	Total
	US$m	US$m	US$m

At 1 January 2003	6,629	2,511	9,140
Amounts written off	(7,456)	–	(7,456)
Recoveries of advances written off in previous years	610	–	610
Charge/(credit) to profit and loss account	6,214	(121)	6,093
Acquisitions	4,269	500	4,769
Exchange and other movements	636	(77)	559

At 31 December 2003	10,902	2,813	13,715

– Household	4,588	613	5,201
– Rest of HSBC	6,314	2,200	8,514

Provisions against loans and advances to customers

		2003		2002	2001	2000	1999

			Rest of
	Total	Household	HSBC
	%	%	%	%	%	%	%
Total provisions to gross lending[1]
Specific provisions	2.11	3.77	1.59	1.94	1.90	2.17	2.28
General provisions
Additional general provisions held
against Argentine risk	–	–	–	0.04	0.21	–	–
Other	0.54	0.50	0.56	0.70	0.71	0.75	0.92

Total provisions	2.65	4.27	2.15	2.68	2.82	2.92	3.20

1 Net of suspended interest, reverse repo transactions and settlement accounts.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

The following tables show details of the movements in HSBC’s provisions for bad and doubtful debts by location of lending office for each of the past five years. A discussion of the material movements in the charge for provisions by region follows these tables.

	Year ended 31 December 2003

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	3,668	1,143	1,496	2,356	477	9,140
Amounts written off:
Commercial, industrial and international trade	(338)	(71)	(201)	(337)	(69)	(1,016)
Real estate	(31)	(12)	(18)	(113)	(5)	(179)
Non-bank financial institutions	(3)	(13)	(21)	(30)	–	(67)
Governments	(1)	–	(1)	–	–	(2)
Other commercial	(54)	(65)	(42)	(104)	(30)	(295)
Residential mortgages	(4)	(121)	(16)	(529)	(5)	(675)
Other personal	(471)	(302)	(146)	(4,225)	(78)	(5,222)

Total amounts written off	(902)	(584)	(445)	(5,338)	(187)	(7,456)

Recoveries of amounts written off in previous
years:
Commercial, industrial and international trade	25	16	18	20	3	82
Real estate	3	–	4	2	–	9
Non-bank financial institutions	2	–	5	4	–	11
Governments	–	–	–	–	–	–
Other commercial	49	4	11	10	7	81
Residential mortgages	1	6	1	4	1	13
Other personal	62	16	35	295	6	414

Total recoveries	142	42	74	335	17	610

Net charge to profit and loss account[1]:
Banks	(6)	–	3	–	–	(3)
Commercial, industrial and international trade	286	(3)	(45)	78	60	376
Real estate	15	(18)	(8)	(1)	1	(11)
Non-bank financial institutions	(1)	1	(17)	(5)	(1)	(23)
Governments	–	–	1	–	–	1
Other commercial	216	78	(4)	55	(6)	339
Residential mortgages	–	102	23	421	6	552
Other personal	482	271	116	3,992	122	4,983
General Provisions	(118)	(31)	16	136	(124)	(121)

Total charge	874	400	85	4,676	58	6,093
Foreign exchange and other movements[2]	653	54	(29)	4,432	218	5,328

Provisions at 31 December	4,435	1,055	1,181	6,461	583	13,715

Provisions against banks:
Specific provisions	20	–	4	–	–	24
Provisions against customers:
Specific provisions	3,554	629	981	5,184	530	10,878
General provisions[3]	861	426	196	1,277	53	2,813

Provisions at 31 December	4,435	1,055	1,181	6,461	583	13,715

Provisions against customers as a percentage
of loans and advances to customers:
Specific provisions	1.65	0.84	1.99	2.62	9.46	2.00
General provisions	0.40	0.57	0.40	0.65	0.95	0.52

Total	2.05	1.41	2.39	3.27	10.41	2.52

1	See table below ‘Net charge to the profit and loss account for bad and doubtful debts’.
2	Other movements include amounts of US$129 million in Europe and US$4,524 million in North America transferred in on the acquisition of Household, and of US$116 million in South America transferred in on the acquisition of Lloyds TSB Group’s Brazilian businesses and assets.
3	General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the rest of Asia-Pacific, as well as those booked in Hong Kong.

Back to Contents

	Year ended 31 December 2002

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	3,067	1,408	1,952	723	1,033	8,183
Amounts written off:
Banks	–	–	–	–	(1)	(1)
Commercial, industrial and international trade	(161)	(59)	(255)	(92)	(28)	(595)
Real estate	(31)	(18)	(88)	(9)	(4)	(150)
Non-bank financial institutions	(4)	(11)	(2)	(12)	(2)	(31)
Governments	(1)	–	–	–	–	(1)
Other commercial	(54)	(11)	(116)	(149)	(22)	(352)
Residential mortgages	(2)	(109)	(7)	(2)	(10)	(130)
Other personal	(199)	(328)	(132)	(96)	(96)	(851)

Total amounts written off	(452)	(536)	(600)	(360)	(163)	(2,111)

Recoveries of amounts written off in previous
years:
Banks
Commercial, industrial and international trade	15	1	4	6	2	28
Real estate	6	–	2	6	–	14
Non-bank financial institutions	–	–	1	–	–	1
Governments	–	–	–	–	–	–
Other commercial	7	3	14	9	–	33
Residential mortgages	1	7	–	–	–	8
Other personal	29	14	31	14	8	96

Total recoveries	58	25	52	35	10	180

Net charge to profit and loss account[1]:
Banks	(2)	–	–	–	–	(2)
Commercial, industrial and international trade	345	(22)	38	89	30	480
Real estate	(4)	9	(11)	5	2	1
Non-bank financial institutions	3	(14)	(29)	18	11	(11)
Governments	(1)	–	–	(5)	4	(2)
Other commercial	50	(22)	(22)	116	177	299
Residential mortgages	–	70	11	(4)	10	87
Other personal	243	322	93	66	96	820
General Provisions	(65)	(97)	9	15	(213)	(351)

Total charge	569	246	89	300	117	1,321
Foreign exchange and other movements[2]	426	–	3	1,658	(520)	1,567

Provisions at 31 December	3,668	1,143	1,496	2,356	477	9,140

Provisions against banks:
Specific provisions	23	–	–	–	–	23
Provisions against customers:
Specific provisions	2,774	688	1,321	1,482	341	6,606
General provisions[3]	871	455	175	874	136	2,511

Provisions at 31 December	3,668	1,143	1,496	2,356	477	9,140

Provisions against customers as a percentage
of loans and advances to customers:
Specific provisions	1.65	0.97	3.42	1.85	9.73	1.83
General provisions	0.52	0.64	0.45	1.09	3.88	0.69

Total	2.17	1.61	3.87	2.94	13.61	2.52

1	See table below ‘Net charge to the profit and loss account for bad and doubtful debts’.
2	Other movements include amounts transferred in on the acquisition of HSBC Mexico of US$1,704 million.
3	General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the rest of Asia-Pacific, as well as those booked in Hong Kong.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

	Year ended 31 December 2001

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Provisions at 1 January	3,025	1,802	2,091	739	540	8,197
Amounts written off:
Banks	(5)	–	–	–	–	(5)
Commercial, industrial and international trade	(123)	(238)	(256)	(107)	(29)	(753)
Real estate	(27)	(29)	(18)	(10)	(4)	(88)
Non-bank financial institutions	(5)	(53)	(5)	(3)	(1)	(67)
Governments	–	–	–	–	–	–
Other commercial	(54)	(34)	(48)	(107)	(215)	(458)
Residential mortgages	(4)	(121)	(7)	(2)	(13)	(147)
Other personal	(224)	(155)	(93)	(93)	(95)	(660)

Total amounts written off	(442)	(630)	(427)	(322)	(357)	(2,178)

Recoveries of amounts written off in previous
years:
Banks
Commercial, industrial and international trade	12	1	11	18	3	45
Real estate	1	2	1	–	–	4
Non-bank financial institutions	–	3	1	–	–	4
Governments	–	–	–	–	–	–
Other commercial	17	12	99	11	1	140
Residential mortgages	1	5	–	–	–	6
Other personal	34	8	26	14	4	86

Total recoveries	65	31	138	43	8	285

Net charge to profit and loss account[1]:
Banks	(1)	–	–	–	–	(1)
Commercial, industrial and international trade	164	15	157	93	55	484
Real estate	(35)	16	(6)	2	7	(16)
Non-bank financial institutions	(2)	(20)	(14)	2	–	(34)
Governments	(2)	–	–	(3)	–	(5)
Other commercial	143	(84)	(58)	151	90	242
Residential mortgages	(47)	111	10	1	17	92
Other personal	257	168	82	70	125	702
General provisions	(36)	(9)	1	(16)	633	573

Total charge	441	197	172	300	927	2,037
Foreign exchange and other movements	(22)	8	(22)	(37)	(85)	(158)

Provisions at 31 December	3,067	1,408	1,952	723	1,033	8,183

Provisions against banks:
Specific provisions	22	–	–	–	–	22
Provisions against customers:
Specific provisions	2,204	856	1,786	289	365	5,500
General provisions[2]	841	552	166	434	668	2,661

Provisions at 31 December	3,067	1,408	1,952	723	1,033	8,183

Provisions against customers as a percentage
of loans and advances to customers:
Specific provisions	1.61	1.24	5.44	0.39	7.03	1.73
General provisions	0.62	0.80	0.51	0.59	12.87 [3]	0.84

Total	2.23	2.04	5.95	0.98	19.90	2.57

1	See table below ‘Net charge to the profit and loss account for bad and doubtful debts’
2	General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the rest of Asia-Pacific, as well as those booked in Hong Kong.
3	Includes US$600 million of additional provisions held against Argentine loans.

Back to Contents

	Year ended 31 December 2000

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	2,153	1,887	2,686	864	430	8,020

Amounts written off:
Banks	(9)	–	–	–	–	(9)
Commercial, industrial and international trade	(154)	(202)	(191)	(97)	(36)	(680)
Real estate	(27)	(9)	(58)	(13)	(3)	(110)
Non-bank financial institutions	(2)	(8)	(3)	–	–	(13)
Governments	(37)	–	–	–	–	(37)
Other commercial	(68)	(68)	(149)	(97)	(15)	(397)
Residential mortgages	(5)	(82)	(5)	(4)	(7)	(103)
Other personal	(181)	(73)	(88)	(90)	(30)	(462)

Total amounts written off	(483)	(442)	(494)	(301)	(91)	(1,811)

Recoveries of amounts written off in previous years:
Banks	–	–	–	–	–	–
Commercial, industrial and international trade	4	3	3	1	2	13
Real estate	7	–	2	3	–	12
Non-bank financial institutions	3	–	2	1	–	6
Governments	3	–	–	–	–	3
Other commercial	4	4	23	11	1	43
Residential mortgages	1	1	–	–	1	3
Other personal	32	8	19	15	6	80

Total recoveries	54	16	49	31	10	160

Net charge to profit and loss account[1]:
Banks	2	–	–	–	–	2
Commercial, industrial and international trade	87	81	107	89	43	407
Real estate	(9)	40	19	10	5	65
Non-bank financial institutions	1	–	(3)	(2)	2	(2)
Governments	(19)	–	–	–	–	(19)
Other commercial	(3)	(30)	(18)	80	21	50
Residential mortgages	1	101	5	9	12	128
Other personal	245	55	63	109	109	581
General provisions	43	1	(188)	(138)	2	(280)

Total charge	348	248	(15)	157	194	932
Foreign exchange and other movements[2]	953	93	(135)	(12)	(3)	896

Provisions at 31 December	3,025	1,802	2,091	739	540	8,197

Provisions against banks:
Specific provisions	30	–	–	–	–	30
Provisions against customers:
Specific provisions	2,135	1,241	1,929	278	482	6,065
General provisions[3]	860	561	162	461	58	2,102

Provisions at 31 December	3,025	1,802	2,091	739	540	8,197

Provisions against customers as a percentage of loans and advances to customers:
Specific provisions	1.61	1.87	6.23	0.44	7.54	2.03
General provisions	0.65	0.84	0.53	0.74	0.91	0.70

Total	2.26	2.71	6.76	1.18	8.45	2.73

1	See table below ‘Net charge to the profit and loss account for bad and doubtful debts’.
2	Other movements include amounts transferred in on the acquisition of CCF of US$882 million.
3	General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the rest of Asia-Pacific, as well as those booked in Hong Kong.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

	Year ended 31 December 1999

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	1,932	1,554	2,181	599	392	6,658

Amounts written off:
Banks
Commercial, industrial and international trade	(89)	(146)	(130)	(33)	(36)	(434)
Real estate	(25)	(14)	(32)	(2)	(1)	(74)
Non-bank financial institutions	(1)	–	(35)	(2)	–	(38)
Governments	–	–	–	–	–	–
Other commercial	(43)	(15)	(49)	(12)	(14)	(133)
Residential mortgages	(2)	(3)	(5)	(10)	(4)	(24)
Other personal	(222)	(78)	(62)	(106)	(15)	(483)

Total amounts written off	(382)	(256)	(313)	(165)	(70)	(1,186)

Recoveries of amounts written off in previous years:
Banks	–	–	1	–	–	1
Commercial, industrial and international trade	15	1	1	3	2	22
Real estate	2	–	2	13	–	17
Non-bank financial institutions	20	–	–	–	–	20
Governments	11	–	–	–	–	11
Other commercial	10	1	1	9	–	21
Other personal	32	8	13	19	1	73

Total recoveries	90	10	18	44	3	165

Net charge to profit and loss account[1]:
Banks	(2)	–	(2)	–	–	(4)
Commercial, industrial and international trade	155	273	414	60	44	946
Real estate	(14)	96	86	(18)	4	154
Non-bank financial institutions	11	45	75	1	–	132
Governments	(62)	–	–	(2)	–	(64)
Other commercial	19	42	169	11	33	274
Residential mortgages	–	86	7	1	8	102
Other personal	312	77	74	79	38	580
General provisions	19	(34)	(14)	(23)	5	(47)

Total charge	438	585	809	109	132	2,073
Foreign exchange and other movements	75	(6)	(9)	277	(27)	310

Provisions at 31 December	2,153	1,887	2,686	864	430	8,020

Provisions against banks:
Specific provisions	24	–	–	–	–	24
Provisions against customers:
Specific provisions	1,411	1,428	2,221	261	371	5,692
General provisions[2]	718	459	465	603	59	2,304

Provisions at 31 December	2,153	1,887	2,686	864	430	8,020

Provisions against customers as a percentage
of loans and advances to customers:
Specific provisions	1.33	2.20	6.98	0.48	6.60	2.17
General provisions	0.68	0.71	1.46	1.12	1.05	0.88

Total	2.01	2.91	8.44	1.60	7.65	3.05

1	See table below ‘Net charge to the profit and loss account for bad and doubtful debts’.
2	General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the rest of Asia-Pacific, as well as those booked in Hong Kong.

Back to Contents

Net charge to the profit and loss account for bad and doubtful debts

The charge for bad and doubtful debts and non-performing customer loans and related customer provisions can be analysed as follows:

	Year ended 31 December 2003

	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	North America US$m	South America US$m	Total US$m

Specific provisions
New provisions:	1,485	655	412	4,962	263	7,777
Household[1]	193	–	–	4,580	–	4,773
Rest of HSBC	1,292	655	412	382	263	3,004
Release of provisions no longer required:	(351)	(182)	(269)	(87)	(64)	(953)
Household[1]	–	–	–	(4)	–	(4)
Rest of HSBC	(351)	(182)	(269)	(83)	(64)	(949)
Recoveries of amounts previously written off:	(142)	(42)	(74)	(335)	(17)	(610)
Household[1]	(25)	–	–	(282)	–	(307)
Rest of HSBC	(117)	(42)	(74)	(53)	(17)	(303)

	992	431	69	4,540	182	6,214

General provisions
Argentine additional provision	–	–	–	–	–	–
Household[1]	13	–	–	100	–	113
Rest of HSBC	(131)	(31)	16	36	(124)	(234)

	(118)	(31)	16	136	(124)	(121)

Total bad and doubtful debt charge	874	400	85	4,676	58	6,093
Bank	(6)	–	3	–	–	(3)
Customer	880	400	82	4,676	58	6,096

Customer bad and doubtful debt charge as a percentage
of closing gross loans and advances	0.41%	0.53%	0.17%	2.36%	1.03%	1.12%

31 December 2003
Non-performing loans	5,701	1,671	1,538	5,444	696	15,050
Household	326	–	–	4,380	–	4,706
Rest of HSBC	5,375	1,671	1,538	1,064	696	10,344
Provisions	4,415	1,055	1,177	6,461	583	13,691
Household	154	–	–	5,047	–	5,201
Rest of HSBC	4,261	1,055	1,177	1,414	583	8,490

1	Since the date of acquisition.

The total bad and doubtful debt charge for Household includes charges for:

	Year ended 31 December 2003

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Residential mortgages	–	–	–	423	–	423
Credit cards	59	–	–	1,740	–	1,799
Other personal lending	122	–	–	2,228	–	2,351

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Bad and doubtful debt provisions (continued)
	Year ended 31 December 2002

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions
New provisions	963	528	400	399	388	2,678
Release of provisions no
longer required	(271)	(160)	(268)	(79)	(48)	(826)
Recoveries of amounts
previously written off	(58)	(25)	(52)	(35)	(10)	(180)

	634	343	80	285	330	1,672

General provisions
Argentine additional
provision	–	–	–	–	(196)	(196)
Other	(65)	(97)	9	15	(17)	(155)

	(65)	(97)	9	15	(213)	(351)

Total bad and doubtful
debt charge	569	246	89	300	117	1,321

Customer bad and doubtful
debt charge	569	246	89	300	117	1,321
Customer bad and doubtful
debt charge as a
percentage of closing
gross loans and
advances	0.34%	0.35%	0.23%	0.38%	3.27%	0.36%

31 December 2002
Non-performing loans	4,495	1,724	2,055	1,773	476	10,523
Provisions	3,645	1,143	1,496	2,356	477	9,117

	Year ended 31 December 2001

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions
New provisions	802	449	577	392	346	2,566
Release of provisions no
longer required	(260)	(212)	(268)	(42)	(35)	(817)
Recoveries of amounts
previously written off	(65)	(31)	(138)	(43)	(8)	(285)

	477	206	171	307	303	1,464

General provisions
Argentine additional
provision	–	–	–	–	600	600
Other	(36)	(9)	1	(7)	24	(27)

	(36)	(9)	1	(7)	624	573

Total bad and doubtful
debt charge	441	197	172	300	927	2,037

Customer bad and doubtful
debt charge	441	197	172	300	927	2,037
Customer bad and doubtful
debt charge as a
percentage of closing
gross loans and
advances	0.32%	0.29%	0.52%	0.41%	17.80%	0.64%

31 December 2001
Non-performing loans	3,682	2,028	2,723	672	544	9,649
Provisions	3,045	1,408	1,952	723	1,033	8,161

Back to Contents

	Year ended 31 December 2000

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions
New provisions	609	454	543	395	232	2,233
Release of provisions no
longer required	(248)	(192)	(321)	(72)	(28)	(861)
Recoveries of amounts
previously written off	(56)	(15)	(49)	(31)	(9)	(160)

	305	247	173	292	195	1,212

General provisions
Special provision reflecting
Asian risk raised in 1997	–	–	(174)	–	–	(174)
Other	43	1	(14)	(135)	(1)	(106)

	43	1	(188)	(135)	(1)	(280)

Total bad and doubtful
debt charge	348	248	(15)	157	194	932

Customer bad and doubtful
debt charge	346	248	(15)	157	194	930
Customer bad and doubtful
debt charge as a
percentage of closing
gross loans and
advances	0.26%	0.37%	–	0.25%	3.04%	0.31%

31 December 2000
Non-performing loans	3,376	2,521	3,081	684	710	10,372
Provisions	2,995	1,802	2,091	739	540	8,167

	Year ended 31 December 1999

				North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions
New provisions	764	720	1,084	231	194	2,993
Release of provisions no
longer required	(255)	(91)	(244)	(56)	(63)	(709)
Recoveries of amounts
previously written off	(90)	(10)	(17)	(44)	(3)	(164)

	419	619	823	131	128	2,120

General provisions
Argentine additional
provision	–	–	–	–	–	–
Other	19	(34)	(14)	(23)	5	(47)

	19	(34)	(14)	(23)	5	(47)

Total bad and doubtful
debt charge	438	585	809	108	133	2,073

Customer bad and doubtful
debt charge	440	585	811	108	133	2,077
Customer bad and doubtful
debt charge as a
percentage of closing
gross loans and
advances	0.41%	0.90%	2.55%	0.20%	2.25%	0.79%

31 December 1999
Non-performing loans	2,679	3,133	3,534	584	595	10,525
Provisions	2,129	1,887	2,686	864	430	7,996

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Year ended 31 December 2003 compared with
year ended 31 December 2002

The increase in the level of new specific provisions was principally driven by:

•	New provisions in North America, which were US$4,563 million higher than in 2002, essentially reflected the acquisition of Household, which reported US$4,580 million of new provisions. The majority of Household’s customer loans are in the consumer finance sector and are geographically well-spread across the United States. During the period since its acquisition, Household’s new provisions reflected the impact of the weak economy, including higher personal bankruptcy filings and a higher level of amounts becoming past due. In the latter part of 2003, there were signs of an improvement in credit quality and delinquency levels stabilised. At 31 December 2003, Household’s two-month-and-over consumer contractual delinquency ratio was 5.8 per cent. A charge of US$48 million from HSBC Mexico arose from consumer lending and credit card portfolios, which are provisioned on a portfolio basis. In Canada, new provisions in 2003 were US$66 million lower than in 2002, when significant new provisions for a small number of commercial facilities were necessary, most notably in the telecommunications sector.

•	In Europe, new provisions were US$522 million higher than in 2002 of which US$193 million related to Household’s UK consumer finance business, which is provisioned on a portfolio basis. Elsewhere in the UK, the increase in new provisions in personal lending reflected the growth in loan portfolios. In the corporate and commercial portfolio, new provisions were raised to cover a number of accounts in the energy and manufacturing sectors. In France, there were higher provisions, principally due to the deterioration of a borrower in the engineering sector.

•	New provisions in Hong Kong were US$127 million higher than in 2002. Higher levels of new provisions were required in the electronics sector against a small number of customers in niche markets which suffered from a combination of technological developments and excess market capacity. New specific provisions for personal lending (including credit cards) reduced in 2003, reflecting a reduction in bankruptcy filings and improving economic conditions. This more than offsets increased charges in respect of residential mortgages, which reflected the fall in the first half of 2003 in the value of residential property. The second half of 2003 saw property prices stabilise, delinquencies fall and the percentage of the mortgage book with negative equity reduce.

•	New specific provisions in the rest of Asia-Pacific were broadly in line with 2002, reflecting the relatively stable and improving economic environment across much of the region during 2003.

•	In South America, new provisions decreased by US$125 million, mainly reflecting an improvement in the economic conditions in Argentina. This was partly offset by increased new provisions in Brazil’s personal lending as a difficult economic environment led to higher levels of delinquencies. There were also higher new specific provisions for corporate customers in the commodities and food sectors as a result of business failure and, in one case, fraud.

     In aggregate, releases and recoveries increased by US$557 million compared with 2002. Household contributed US$311 million of the increase due to collections and sales of written-off accounts. In Europe, excluding Household, releases and recoveries were US$139 million higher, mainly the result of a recovery from an exposure in the transport sector and the upgrading of corporate exposures in the telecommunications and retail sectors.

     There was a net release of general provisions of US$121 million in 2003 compared with a release of US$351 million in 2002. There were general provision charges of US$113 million in Household and US$78 million in HSBC Mexico, reflecting growth in lending. In Europe, excluding Household’s UK consumer finance business, a net release of general provision of US$131 million reflected an improved economic outlook and successful restructuring and refinancing activity in industry sectors which had been causing concern. In Argentina, a net release of US$122 million reflected success in collections and the improved environment and hence quality of the remaining loan book. At 31 December 2003, specific and general provisions together covered about 47 per cent of

Back to Contents

non-government loans (net of suspended interest) in Argentina.

Year ended 31 December 2002 compared with year ended 31 December 2001

   The main factors contributing to the decrease in the bad debt charge against customer loans were:

   New specific provisions increased by US$112 million, or 4 per cent, principally driven by:

•	New provisions in Europe, which were US$161 million higher than in 2001, reflecting an increase in non-performing loans in the UK. In UK Banking, there was an increase in specific provisions relating to a small number of corporate exposures in the telecommunications, private healthcare, leisure and manufacturing sectors. These provisions were assessed on a case-by-case basis. By contrast, provisions for UK personal customers were lower than in 2001 as credit quality remained stable and more widespread debt counselling services proved effective. Provisioning against such unsecured loans was determined on a formula based, inter alia, on the number of days loans were delinquent. No major changes were made during the year to the assumptions underpinning this provisioning. The level of new specific provisions against residential mortgages in Europe remained very low.

•	New specific provisions in the rest of Asia-Pacific decreased by US$177 million compared with 2001, reflecting the fall in non-performing loans. In Indonesia and Malaysia, significantly lower new provisions were raised, particularly against commercial and corporate borrowers, as the economic conditions in those countries improved. In the Middle East, new provisions required on the corporate loan book were lower following economic growth in the UAE and strengthened credit control systems. These factors helped reduce delinquencies and as a result the level of new provisions on consumer lending.

•	New corporate provisions in Hong Kong declined by US$48 million reflecting a reduction in non-performing loans. As the economy remained in deflation, high levels of unemployment and the impact of new bankruptcy laws significantly increased the incidence of personal bankruptcy filings, leading to a rise of US$127 million in new provisions against personal lending, principally on credit cards.
•	In aggregate, releases and recoveries were US$96 million less than those recorded in 2001. 2001 benefited from exceptional recoveries against a long-standing Olympia and York exposure and from successful restructuring and recoveries achieved in Malaysia on corporate and commercial loans impaired during the Asian economic crisis in the late 1990s.

Excluding Argentina, there was a net release of general provisions of US$155 million compared with a release of US$27 million in 2001. There was a release of US$97 million in Hong Kong reflecting a reduction in estimated latent loan losses at 31 December 2002. The estimate of these latent losses reflected the Group’s historical experience of the rate at which such losses occur and are identified, the structure of the credit portfolio, and the economic and credit conditions prevailing at the balance sheet date. In the UK there was a release of some US$50 million of general provisions as a number of corporate borrowers who had been causing concern at the 2001 year end were specifically provisioned against in 2002. In Argentina, an additional general provision of US$600 million (at constant exchange rates, US$292 million) was raised at the end of 2001. In 2002, US$196 million of specific impairments were raised and the general provision requirement was reduced accordingly. As individual loans became impaired, this caused an underlying increase in the level of non-performing loans in South America. The loss experience on corporate credit in Argentina during 2002 confirmed that the level of general provisions established in 2001 was appropriate. At the end of 2002, specific and general provisions together continued to cover about 60 per cent of non-government loans in Argentina.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Provisions for bad and doubtful debts as a percentage of average gross loans and advances to customers

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	%	%	%	%	%	%
Year ended 31 December
2003
New provisions	0.76	0.89	0.96	2.91	6.09	1.60
Releases and recoveries	(0.25)	(0.30)	(0.80)	(0.25)	(1.88)	(0.32)

Net charge for specific
provisions	0.51	0.59	0.16	2.66	4.21	1.28
Total provisions charged	0.45	0.54	0.20	2.74	1.34	1.25
Amount written off net of
recoveries	0.39	0.73	0.86	2.93	3.94	1.40

Year ended 31 December
2002
New provisions	0.62	0.75	1.13	0.51	9.97	0.78
Releases and recoveries	(0.21)	(0.26)	(0.90)	(0.15)	(1.48)	(0.29)

Net charge for specific
provisions	0.41	0.49	0.23	0.36	8.49	0.49
Total provisions charged	0.37	0.35	0.25	0.38	3.01	0.38
Amount written off net of
recoveries	0.25	0.72	1.55	0.41	3.91	0.56

Year ended 31 December
2001
New provisions	0.60	0.66	1.85	0.55	5.72	0.82
Releases and recoveries	(0.24)	(0.36)	(1.31)	(0.12)	(0.71)	(0.35)

Net charge for specific
provisions	0.36	0.30	0.54	0.43	5.01	0.47
Total provisions charged	0.33	0.29	0.55	0.42	15.36	0.65
Amount written off net of
recoveries	0.28	0.88	0.93	0.39	5.78	0.61

Areas of special interest

Telecommunications industry exposure

Telecommunications industry exposure is a designated special category of exposure and is controlled under agreed caps. The exposure analysed below is well spread across geographical markets reflecting HSBC’s international footprint.

Group exposure to the sector as a percentage of total loans and advances was 0.72 per cent as at 31 December 2003 compared with 1.34 per cent at 31 December 2002. This exposure had the following characteristics:

	Percentage of telecommunications industry exposure

	At	At
	31 December	31 December
	2003	2002
	%	%
Investment grade under HSBC
gradings	66	57
Under one year remaining
maturity	21	33
Telecom operators	79	79
Telecom manufacturers	21	21
Non-performing accounts	3	6
of which provided	56	59

Argentina

The exposure of HSBC’s banking operations to Argentina at 31 December 2003 amounted to US$1.8 billion (31 December 2002: US$1.7 billion). Of this amount, US$1.5 billion was in-country exposure including US$0.6 billion of loan exposures to the Argentine Government received in exchange for debt

Back to Contents

securities. These figures are prepared in accordance with the Bank of England Country Exposure Report (Form C1) guidelines and therefore exclude the exposures of insurance subsidiaries. HSBC’s insurance subsidiaries’ exposures to Argentina as at 31 December 2003 amounted to total assets of US$0.7 billion, of which US$0.5 billion related to long-term assurance assets attributable to policyholders, mainly comprising loans to the Argentine Government received in exchange for debt securities. Overall, in-country provisions of US$198 million were held against gross customer non-government loans of US$456 million. There were also cross-border provisions of US$118 million held against exposures to customers in Argentina.

     During 2003, HSBC recovered some US$122 million equivalent of general credit provisions raised in 2001 as the credit portfolio stabilised and non-performing accounts fell due to success in collections and a better environment. The improved environment reflects both political and economic progress in the period. The return of a democratically elected president substantially improved the political scene and economically the country began to grow again, driven by improved sentiment and the impact on the export sector of the massive devaluation suffered since 2001.

     Argentina, however, continues to face, and must resolve, fundamental structural challenges including reaching a settlement with its international creditors. HSBC continues to monitor developments in Argentina closely and plans to continue to operate there and contribute to a revitalised financial sector. However, HSBC is prepared to take the necessary actions if required to protect the value of its shareholders’ interests in the event of unforeseen political or economic events.

Risk elements in the loan portfolio

The SEC requires disclosure of credit risk elements under the following headings that reflect US accounting practice and classifications:

•	loans accounted for on a non-accrual basis;

•	accruing loans contractually past due 90 days or more as to interest or principal; and

•	troubled debt restructurings not included in the above.

In accordance with UK accounting practice, a number of operating companies suspend interest rather than ceasing to accrue. This additional category is also reported below, as are assets acquired in exchange for advances.

Non-performing loans and advances1

	31 December	31 December
	2003	2002
	US$m	US$m

Banks	24	17

Customers
–Household	4,706	–
–Other HSBC	10,344	10,523

	15,050	10,523

Total non-performing loans and
advances	15,074	10,540

Total provisions cover as a
percentage of non-performing
loans and advances	91.0%	86.7%

1	Net of suspended interest.

Non-performing customer loans1 and related specific provisions outstanding by geographical segment

	2003		2002

	Non-		Non-
	performing	Specific	Performing	Specific
	loans	Provisions	loans	provisions
	US$m	US$m	US$m	US$m
Europe	5,701	3,554	4,495	2,774
Hong Kong	1,671	629	1,724	688
Rest of Asia-
Pacific	1,538	981	2,055	1,321
North America	5,444	5,184	1,773	1,482
South America	696	530	476	341

	15,050	10,878	10,523	6,606

1	Net of suspended interest.

Total non-performing loans to customers increased by US$4,527 million during 2003, largely as a consequence of the Household acquisition. At 31 December 2003, non-performing loans represented 2.8 per cent of total lending compared with 2.9 per cent at 31 December 2002.

     Portfolio provisioning methodologies for unsecured personal finance (using roll rates or loss rates) normally leads to a provision coverage of non-performing loans in excess of 100 per cent, as significant loss or roll rates are applied to performing loans. As a consequence, therefore, of the acquisition of Household, the overall coverage of non-performing loans has risen from 86.7 per cent at 31 December 2002 to 91.0 per cent at 31 December 2003. The overall specific provision coverage of non-performing loans similarly increased from 62.8 per cent to 72.3 per cent. Excluding the impact of Household, the coverage percentage declined to 60.8 per cent. This was due to

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

US$936 million of write-offs of largely provided non-performing loans in HSBC Mexico, partly offset by an increase in the percentage coverage in South America as unsecured personal finance loans grew faster than corporate and commercial lending.

     In both the UK and France, underlying credit quality remained stable. Household’s European operations added US$326 million to non-performing loans. Excluding this, and at constant exchange rates, non-performing loans increased by US$264 million, or 5 per cent. The rise in the level of non-performing loans reflected the deterioration of a small number of corporate accounts. In value terms, this was concentrated in the energy, engineering, and telecommunications sectors.

     In Hong Kong, non-performing loans decreased slightly during 2003, largely due to recoveries and loan repayments.

     In the rest of Asia-Pacific, non-performing loans decreased by US$517 million during 2003 due mainly to write-offs and recoveries in Malaysia, New Zealand, Indonesia and Singapore.

     The level of non-performing loans in North America increased significantly due to the acquisition of Household. In Mexico, non-performing loans fell following write-offs of US$936 million in the commercial and consumer loan books as management continued to review critically the acquired loan assets. The level of non-performing loans elsewhere in North America remained in line with the level at 31 December 2002.

     In South America, there was a decrease in non-performing loans in 2003 in Argentina as recoveries were made on a number of accounts; about 56 per cent of the non-government customer loan book is now classified as non-performing compared with 74 per cent at 31 December 2002. In Brazil, the level of non-performing loans increased as the relatively high prevailing interest rates resulted in higher delinquencies in both the personal and commercial/corporate portfolios.

Troubled debt restructurings

US GAAP requires separate disclosure of any loans whose terms have been modified to grant concessions other than warranted by market conditions due to problems with the borrower. These are classified as ‘troubled debt restructurings’ and are distinct from the normal restructuring activities described above. Disclosure of troubled debt restructurings may be discontinued after the first year if the debt is performing in accordance with the new terms.

     Troubled debt restructurings increased in Mexico from restructuring of commercial accounts, and in Europe arising from the restructuring of a corporate borrower in the telecommunications equipment sector. The reduction in Hong Kong reflected the full repayment of balances on certain restructured borrowings.

Accruing loans past due 90 days or more

Accruing loans past due 90 days increased as a result of the acquisition of Household. In common with other card issuers including other parts of HSBC, Household continues to accrue interest on credit cards past 90 days until charged off at 180 days past due. Appropriate provisions are raised against the proportion of interest thought to be irrecoverable.

Potential problem loans

Credit risk elements also cover potential problem loans. These are loans where known information about possible credit problems of borrowers causes management serious doubts as to the borrowers’ ability to comply with the loan repayment terms. At 31 December 2003, all loans and advances in Argentina and all cross-border loans to Argentina which were not otherwise included as part of total risk elements, have been designated as potential problem loans.

     At 31 December 2003, there were potential problem loans of US$701 million (31 December 2002: US$599 million) in respect of Argentine loans.

Risk elements

The following table provides an analysis of risk elements in the loan portfolios at 31 December for the past five years:

Back to Contents

	31 December	31 December	31 December	31 December	31 December
	2003	2002	2001	2000	1999
	US$m	US$m	US$m	US$m	US$m
Loans accounted for on a non-accrual basis
Europe	3,138	2,393	2,052	1,985	1,176
Household	326	–	–	–	–
Other	2,812	2,393	2,052	1,985	1,176
Hong Kong	166	247	213	236	163
Rest of Asia-Pacific	168	294	195	429	435
North America	4,618	1,624	593	627	550
Household	3,683	–	–	–	–
Other	935	1,624	593	627	550
South America	601	293	429	550	447

Total	8,691	4,851	3,482	3,827	2,771

Loans on which interest has been accrued but suspended
Europe	2,542	2,086	1,553	1,389	1,514
Household	–	–	–	–	–
Other	2,542	2,086	1,553	1,389	1,514
Hong Kong	1,504	1,460	1,795	2,259	2,898
Rest of Asia-Pacific	1,351	1,714	2,497	2,627	3,097
North America	33	48	67	39	34
Household	–	–	–	–	–
Other	33	48	67	39	34
South America	95	183	115	160	133

Total	5,525	5,491	6,027	6,474	7,676

Assets acquired in exchange for advances
Europe	32	26	84	25	27
Household	–	–	–	–	–
Other	32	26	84	25	27
Hong Kong	2	17	19	26	72
Rest of Asia-Pacific	30	54	32	24	2
North America	794	101	14	19	17
Household	697	–	–	–	–
Other	97	101	14	19	17
South America	–	–	–	–	–

Total	858	198	149	94	118

Total non-performing loans	15,074	10,540	9,658	10,395	10,565

Troubled debt restructurings
Europe	159	41	–	–		–
Household	–	–	–	–	–
Other	159	41	–	–	–
Hong Kong	571	396	381	395	266
Rest of Asia-Pacific	68	89	131	231	138
North America	210	4	3	7	9
Household	2	–	–	–	–
Other	208	4	3	7	9

South America	837	669	144	142	146

Total	1,845	1,199	659	775	559

Accruing loans contractually past due 90 days or more as to principal or interest
Europe	34	16	15	11	21
Household	–	–	–	–	–
Other	34	16	15	11	21
Hong Kong	205	193	98	76	84
Rest of Asia-Pacific	45	33	38	66	54
North America	1,252	42	52	64	59
Household	1,215	–	–	–	–
Other	37	42	52	64	59
South America	2	7	47	82	58

Total	1,538	291	250	299	276

Total risk elements
Europe	5,905	4,562	3,704	3,410	2,738
Household	326	–	–	–	–
Other	5,579	4,562	3,704	3,410	2,738
Hong Kong	2,448	2,313	2,506	2,992	3,483
Rest of Asia-Pacific	1,662	2,184	2,893	3,377	3,726
North America	6,907	1,819	729	756	669
Household	5,597	–	–	–	–
Other	1,310	1,819	729	756	669
South America	1,535	1,152	735	934	784

Total	18,457	12,030	10,567	11,469	11,400

Provisions for bad and doubtful debts as a % of total
risk elements	74.3	76.0	77.4	71.5	70.3

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Interest foregone on non-performing lendings

Interest income that would have been recognised under the original terms of the non-accrual, suspended interest and restructured loans amounted to approximately US$380 million in 2003 compared with US$406 million in 2002, US$640 million in 2001 and US$955 million in 2000. Interest income of approximately US$230 million in 2003 from such loans was recorded in 2003, compared with US$258 million in 2002, US$261 million in 2001, US$324 million in 2000.

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

     The following tables analyse the aggregate of in-country foreign currency and cross-border outstandings by type of borrower to countries which individually represent in excess of 1 per cent of HSBC’s total assets. Classification is based upon the country of residence of the borrower but recognises the transfer of country risk in respect of third party guarantees or residence of the head office where the borrower is a branch. In accordance with the Bank of England Country Exposure Report (Form C1) guidelines, outstandings comprise loans and advances (excluding settlement accounts), amounts receivable under finance leases, acceptances, commercial bills, certificates of deposit and debt and equity securities (net of short positions), and exclude accrued interest and intra-HSBC exposures. For 2003, outstandings to counterparties in the UK were collected on a comparable basis to that required for the Form C1 for the first time. For 2002 and 2001, the UK outstandings, which are not recorded on Form C1 because the UK is HSBC’s country of domicile, have not been collected or disclosed.

Back to Contents

	31 December 2003

	Banks	Government and official institutions	Other	Total
	US$bn	US$bn	US$bn	US$bn
United Kingdom	14.2	3.1	20.4	37.7
Germany	16.0	8.0	3.7	27.7
United States	5.5	8.4	12.3	26.2
France	9.5	2.3	5.5	17.3
The Netherlands	9.0	0.6	4.6	14.2
Hong Kong	1.1	0.7	10.0	11.8
Canada	6.0	3.2	1.8	11.0
Italy	4.4	5.2	0.8	10.4

	31 December 2002

	Banks	Government and official institutions	Other	Total
	US$bn	US$bn	US$bn	US$bn
United States	5.6	9.6	9.7	24.9
Germany	16.9	2.4	2.7	22.0
France	5.8	1.7	5.0	12.5
The Netherlands	7.5	0.4	4.0	11.9
Hong Kong	0.9	0.7	9.1	10.7
Canada	4.8	2.9	2.4	10.1
Japan	4.0	4.1	1.0	9.1
Italy	4.7	2.2	1.1	8.0
Australia	5.8	0.5	1.6	7.9

	31 December 2001

	Banks	Government and official institutions	Other	Total
	US$bn	US$bn	US$bn	US$bn
Germany	22.0	2.1	2.4	26.5
United States	5.1	9.8	9.6	24.5
France	8.1	1.5	4.1	13.7
The Netherlands	6.9	0.3	3.4	10.6
Hong Kong	0.8	0.7	9.0	10.5
Italy	8.3	1.5	0.6	10.4
Canada	5.6	2.2	1.5	9.3
Japan	3.4	4.4	0.8	8.6

     As at 31 December 2003, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Australia and Japan of between 0.75 per cent and 1 per cent of total assets. The aggregate in-country foreign currency and cross-border outstandings were: Australia:US$9.1 billion; Japan:US$7.9 billion.

     As at 31 December 2002, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Belgium of between 0.75 per cent and 1 per cent of total assets. The aggregate in-country foreign currency and cross-border outstandings were US$5.9 billion.

     At 31 December 2001, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Australia, of between 0.75 per cent and 1 per cent of total assets. The aggregate in-country foreign currency and cross-border outstandings were: US$6.0 billion.

Back to Contents

H S B C    H O L D I N G S    P L C

Financial Review (continued)

Liquidity and funding management

In HSBC, liquidity policy is designed to ensure that all commitments, both contractual and those expended on the basis of behavioural patterns, which are required to be funded, can be met out of readily available and secure sources of funding. In addition, excess liquid assets are held in each market which, together with recourse to available funding facilities, provide further sources of funding in the event of stress conditions. Funding policy seeks to ensure that the necessary sources of funds are available at an optimised cost.

     The management of liquidity and funding is carried out locally in the operating companies of HSBC and is not centralised. This is because it is HSBC policy that each legal entity should be self sufficient with regard to funding its own operations, except for certain short-term treasury requirements and small start-up operations which are funded under strict guidelines from HSBC’s largest banking operations. There are also regulatory restrictions and limitations on the transfer of resources between HSBC entities to meet liquidity and funding needs across the range of currencies, markets, regulatory jurisdictions and time zones within which HSBC operates.

     It is the responsibility of local management to ensure compliance with local regulatory and Group Management Board (formerly Group Executive Committee) requirements on liquidity management. The latter vary by entity and take account of the depth and liquidity of the market in which the local financial unit operates. HSBC requires operating entities to maintain a strong liquidity position and to manage the liquidity profile of their assets, liabilities and commitments so that cash flows are appropriately balanced and all funding obligations are met when due. Liquidity is managed on a daily basis by local treasury functions, with the larger regional treasury sites providing support to smaller entities as required and where regulations permit.

     HSBC accesses professional markets in order to provide funding for operating subsidiaries that do not accept deposits, to maintain a presence in local money markets and to optimise funding of asset maturities not naturally matched by core deposit funding.

     Compliance with liquidity and funding requirements is monitored by local Asset and Liability Management Committees which report to Group Head Office on a regular basis. This process includes:

•	projecting cash flows by major currency and considering the level of liquid assets necessary in relation thereto;

•	monitoring balance sheet liquidity ratios against internal and regulatory requirements;

•	maintaining a diverse range of funding sources with adequate back-up facilities;

•	managing the concentration and profile of debt maturities;

•	maintaining debt financing plans;

•	monitoring depositor concentration in order to avoid undue reliance on large individual depositors and ensure a satisfactory overall funding mix; and

•	maintaining liquidity and funding contingency plans. These plans identify early indicators of stress conditions and describe actions to be taken in the event of difficulties arising from systemic or other crises while minimising any adverse long-term implications for the business.

HSBC

Current accounts and savings deposits payable on demand or at short notice form a significant part of HSBC’s funding for the majority of operating companies. HSBC places considerable importance on the stability of these deposits. This is achieved through enhancing HSBC’s brand value in terms of trust and stability across the Group’s geographically diverse retail banking network and by maintaining depositor confidence in HSBC’s capital strength.

     With the exception of Household, limited use is made of wholesale market funding. In fact, in aggregate, HSBC is a liquidity provider to financial markets placing significantly more funds with other banks than it borrows.

Back to Contents

     Household funds itself principally through taking term funding in the professional markets and through securitisation of assets. At 31 December 2003, US$106 billion of Household’s liabilities were drawn from professional markets, utilising a range of products, maturities and currencies to avoid undue reliance on any particular funding source. Since Household became a member of the HSBC Group, its access to funding improved in terms of both the breadth of available sources and the pricing.

     Although not utilised in the management of HSBC’s liquidity, consolidated figures provide a useful insight into the elements comprising the Group’s overall liquidity position.

     In aggregate, 51 per cent (2002: 46 per cent) of HSBC’s balance sheet is lent to customers and some 33 per cent (2002: 38 per cent) is held in liquid assets, namely interbank lending and debt securities.

     Of total liabilities of US$1,034 billion at 31 December 2003, funding from customers amounted to US$573 billion, of which US$558 billion was contractually repayable within one year. However, although the contractual repayments of many customer accounts are on demand or at short notice, in practice deposit balances remain stable with deposits and withdrawals offsetting each other as customers remain confident that their funds will be available when required. Other liabilities included US$70 billion of deposits by banks (US$65 billion repayable within one year), US$30 billion of short positions in securities and US$154 billion of securities in issue (against which US$34 billion of loans and advances to customers have been pledged).

     Assets available to meet these liabilities, and to cover outstanding commitments to lend (US$429 billion), included cash, central bank balances, items in the course of collection and treasury and other bills (US$46 billion); loans to banks (US$117 billion, including US$ 113 billion repayable within one year); and loans to customers (US$529 billion, including US$218 billion repayable within one year). In the normal course of business, a proportion of customer loans contractually repayable within one year will be extended. In addition, HSBC held debt securities marketable at a value of US$206 billion. Of these assets, some US$73 billion of debt securities and treasury and other bills have been pledged to secure liabilities.

     HSBC would meet unexpected net cash outflows by selling securities and accessing additional funding sources such as interbank markets or securitisations.

Customer accounts and deposits by banks

	2003	2002	2001
	US$m	US$m	US$m

Deposits by banks	70,426	52,933	53,640
Current	271,040	213,071	171,651
Savings and other
deposits	302,090	282,367	278,340

Total	643,556	548,371	503,631

	%	%	%

Deposits by banks	10.9	9.7	10.7
Current	42.1	38.8	34.1
Savings and other
deposits	47.0	51.5	55.2

Total	100.0	100.0	100.0

HSBC Holdings

HSBC Holdings’ primary source of cash is from its deployment in short term bank deposits of capital receipts from its subsidiaries which have not been distributed to shareholders. On an ongoing basis HSBC Holdings replenishes its liquid resources through interest on and repayment of intragroup loans, from interest earned on its own liquid funds and, most importantly, through dividends from its directly and indirectly held subsidiaries. The ability of these subsidiaries to pay dividends or advance monies to HSBC Holdings depends, among other things, on their respective regulatory capital requirements, statutory reserves, and financial and operating performance.

     HSBC actively manages the cash flows from its subsidiaries to optimise the amount of cash held at the holding company level, and expects to continue doing so in the future. The wide range of HSBC’s activities means that HSBC Holdings is not dependent on a single source of profits to fund its dividends. With its accumulated liquid assets, HSBC Holdings believes that dividends and interest from subsidiaries will enable it to meet anticipated cash obligations. HSBC Holdings also has, in normal circumstances, full access on favourable terms to debt capital markets.

     At 31 December 2003, the short-term liabilities of HSBC Holdings totalled US$4.9 billion, including US$1.3 billion in respect of the proposed second interim dividend for 2003 and US$2.6 billion in respect of the proposed third interim dividend for

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

2003. In practice, the full amount of the proposed dividend may not be paid out as shareholders can elect to receive their dividend entitlement in scrip rather than in cash. Short-term assets of US$12.9 billion, consisting mainly of cash at bank and money market deposits of US$7.9 billion and other amounts (including dividends) due from HSBC undertakings of US$2.5 billion, exceeded short-term liabilities.

Market risk management

Market risk is the risk that foreign exchange rates, interest rates, credit spreads, or equity and commodity prices will move and result in profits or losses to HSBC. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accruals basis). The main valuation sources are securities prices, foreign exchange rates, interest rate yield curves and volatilities.

     HSBC makes markets in exchange rate and interest rate instruments, as well as in debt, equities and other securities. Trading risks arise either from customer-related business or from position taking. Trading positions are valued on a mark-to-market basis.

     In liquid portfolios, market values are determined by reference to independently sourced mid-market prices where it is reasonable to assume the positions could be sold at those prices. In less liquid markets and/or where positions have been held for extended periods, portfolios are valued by reference to bid or offer prices as appropriate.

     For certain products, such as over-the-counter derivative instruments, there are no independent prices quoted in the markets. In these cases, reference is made to standard industry models, which typically utilise discounted cash flow techniques to derive market values. The models may be developed in-house or may be software vendor packages.

     Where applicable, prices are amended if the transaction involves an illiquid position, particularly if its size is considered significant in comparison with the normal market trading volume in that product.

     The vast majority of HSBC’s derivative transactions are in plain vanilla instruments, primarily comprising interest rate and foreign exchange contracts, where market values are readily determinable by reference to independent prices and valuation quotes, as described above.

     Occasionally, when standard industry models are not available, and there is no directly relevant market quotation, HSBC will develop its own proprietary models for performing valuations. This situation normally arises when HSBC has tailored a transaction to meet a specific customer need. All such models are checked independently and are subject additionally to internal audit review on a periodic basis to ensure that the assumptions underlying the models remain valid over the lives of the transactions, which are generally less than five years.

     The management of market risk is principally undertaken in Global Markets through risk limits approved by Group Management Board. Traded Markets Development and Risk, an independent unit within the Corporate, Investment Banking and Markets operation, develops risk management policies and measurement techniques, and reviews limit utilisation on a daily basis.

     Risk limits are determined for each location and, within location, for each portfolio. Limits are set by product and risk type, with market liquidity being a principal factor in determining the level of limits set. Only those offices which management deem to have sufficient derivative product expertise and appropriate control systems are authorised to trade derivative products. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, and value at risk limits at a portfolio level. Options risks are controlled through full revaluation limits in conjunction with limits on the underlying variables that determine each option’s value.

     Additionally, market risk related to the residential mortgage business in the USA is primarily managed by the mortgage business under guidelines established by its Asset and Liability Policy Committee.

Trading value at risk (‘VAR’)

VAR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.

Back to Contents

     HSBC’s VAR is calculated daily. It is predominantly calculated on a variance/co-variance basis, uses historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period, and takes account of correlations between different markets and rates within the same risk type. The movement in market prices is calculated by reference to market data from the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types.

     HSBC’s VAR should be viewed in the context of the limitations of the methodology used. For example:

•	the model assumes that changes in risk factors follow a normal distribution. This may not be the case in reality, and the probability of extreme market movements may be underestimated;

•	the use of a 10-day holding period assumes that all positions can be liquidated or hedged in 10 days. This may not fully reflect the market risk arising at times of severe illiquidity, when a 10-day holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99 per cent confidence level does not take into account losses that might occur beyond this level of confidence;

•	the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

•	the assumption of independence between risk types may not be accurate and VAR may not fully capture market risk where variables exhibit correlation;

•	VAR is calculated at the close of business, with intra-day exposures not subjected to intra-day VAR calculations on an HSBC basis; and

•	VAR does not necessarily capture all of the higher order market risks and may underestimate real market risk exposure.

     HSBC recognises these limitations by augmenting the VAR limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis. HSBC’s stress-testing regime provides senior management with an assessment of the impact of extreme events on the market risk exposures of HSBC.

     Trading VAR for HSBC is analysed in Note 40 in the ‘Notes on the Financial Statements’.

Market-risk related revenues

     The average daily revenue earned from market risk-related activities in 2003, including accrual book net interest income, funding of dealing positions, and hedging of mortgage servicing rights, was US$17.1 million compared with US$14.6 million in 2002. The standard deviation of these daily revenues was US$12.5 million compared with US$8.9 million in 2002.

     The increase in the standard deviation of daily revenues and the maximum daily loss and profit over the corresponding figures for 2002, reflects the impact of the volatility of the HKD against the USD during the second half of the year on the long USD position which the Group carries in Hong Kong.

     This position arises from the significant surplus that has arisen in recent years between the increasing levels of HKD deposits placed with the Group, and the limited opportunities for the deployment of those deposits in HKD assets.

     The Group has, accordingly, in recent years, placed a proportion of these surplus HKD deposits into highly liquid USD assets, and it is the resultant foreign exchange exposures, coupled with increased volatility in the USD:HKD exchange rate that has resulted in the profit and loss revenues being more widely dispersed than in prior years.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Daily distribution of market risk revenues in 2003

Daily distribution of market risk revenues in 2002

Foreign exchange exposure

HSBC’s foreign exchange exposures comprise trading exposures and structural foreign currency translation exposure.

Trading exposures

Foreign exchange trading exposures comprise those which arise from foreign exchange dealing within Global Markets, and currency exposures originated within HSBC’s commercial banking businesses. The latter exposures are transferred to local treasury units where they are managed together with exposures which result from dealing activities, within limits approved by the Group Management Board. VAR on foreign exchange trading positions is shown in Note 40 in the ‘Notes on the Financial Statements’ on page 310.

     The average one-day foreign exchange revenue in 2003 was US$3.4 million compared with US$3.2 million for 2002.

Structural currency exposure

HSBC’s main operations are in the UK, the US, Hong Kong, France, Mexico and Brazil, although it also has operations elsewhere in Europe, the rest of Asia-Pacific, North America and South America. The main operating (or functional) currencies in which HSBC’s business is transacted are, therefore, sterling, the US dollar, the Hong Kong dollar, the euro, the Mexican peso and the Brazilian real.

     As the US dollar and currencies linked to it form the dominant currency bloc in which HSBC’s operations transact business, HSBC Holdings prepares its consolidated financial statements in US dollars. HSBC’s consolidated balance sheet is therefore affected by movements in exchange rates between all other functional currencies and the US dollar. These currency exposures, which reflect the extent to which the Group’s capital is invested in non-US dollar denominated capital investments in subsidiaries, branches and associated undertakings, are referred to as structural currency exposures. Translation gains and losses arising from these exposures are recognised in the statement of total consolidated recognised gains and losses.

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

     As subsidiaries are generally able to balance adequately foreign currency tier 1 capital with foreign currency risk-weighted assets, HSBC’s foreign currency structural exposures are usually unhedged, including exposures due to foreign-currency-denominated profits arising during the year. Selective hedges were in place during 2003. There was no material effect from foreign currency exchange rate movements on HSBC’s tier 1 capital ratio during the period.

Back to Contents

Interest rate exposures

HSBC’s interest rate exposures comprise those originating in its Global Markets trading activities and structural interest rate exposures: both are managed under limits described on page 168. Interest rate risk arises on both trading positions and accrual books. The average daily revenue earned from these interest rate activities in 2003 was US$13.1 million compared with US$10.7 million for 2002.

The interest rate risk on interest rate trading positions is set out in the trading VAR table in Note 40 in the ‘Notes on the Financial Statements’.

Structural interest rate risk

Structural interest rate risk arises from the differing repricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities such as shareholders’ funds and some current accounts. Each operating entity assesses the structural interest rate risks which arise on each product in its business and transfers the interest rate risks to either its local treasury unit for management or to separate books managed by the local Asset and Liability Management Committee (‘ALCO’). The aim is to ensure that all interest rate risks are managed by either the local treasury or ALCO.

     The transfer of interest rate risk is usually achieved by a series of internal deals between the business units and the local treasury or ALCO managed books. When the behavioural characteristics of a product are different from its contractual characteristics, the behavioural characteristics are assessed to determine the true underlying interest rate risk. Local ALCOs regularly monitor all such interest rate risk positions, subject to interest rate risk limits agreed with Group Management Board. In the course of managing interest rate risk, quantitative techniques and simulation models are used where appropriate to identify and assess the potential net interest income and market value effects of these interest rate positions in different interest rate scenarios. Interest rate swaps are the principal product used to manage interest rate risk, adjust it to appropriate levels and contain it within agreed limits. The primary objective of this exercise is to limit potential adverse effects of interest rate movements on net interest income.

     Assuming no management action in response to interest rate movements, an immediate hypothetical 100 basis points parallel fall in all yield curves worldwide on 1 January 2004 would decrease planned net interest income for the 12 months to 31 December 2004 by US$463 million while a hypothetical 100 basis points parallel rise in all yield curves would decrease planned net interest income by US$819 million.

     Instead of assuming that all interest rates move together, HSBC’s interest rate exposures can be grouped into currency blocs whose interest rates are considered more likely to move together. The sensitivity of projected net interest income for January to December 2004 can then be described as follows:

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

		Rest of	Hong Kong	Rest of
	US dollar	Americas	dollar	Asia	Sterling	Euro
	bloc	bloc	bloc	bloc	bloc	bloc	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Change in 2004 projected net
interest income[1]
+100 basis points shift in yield
curves	(428)	92	(326)	(1)	(21)	(135)	(819)
-100 basis points shift in yield
curves	368	(115)	(807)	(2)	(26)	119	(463)

Change in 2003 projected net
interest income[1]
+100 basis points shift in yield
curves	(8)	77	(203)	(22)	(47)	(49)	(252)
-100 basis points shift in yield
curves	(225)	(84)	(461)	24	6	50	(690)

1 Based on positions at 1 January in each year.

     A fall of 100 basis points would adversely affect the net interest income derived from customer deposits in the sterling, Hong Kong dollar, rest of Americas and rest of Asia blocs as this cut would not offer scope to reduce rates on current and savings accounts by as much as the full 100 basis points. Household does not face this risk as its portfolio is wholesale funded, and as a result would benefit from falling rates. By contrast the cost of Household’s wholesale funding would be adversely affected by rising rates. The exposure to interest rate movements is actively managed through treasury and local ALCOs to reflect the economic outlook.

     The interest rate sensitivities set out in the table above are illustrative only and are based on a single simplified scenario. For example, the projections assume that rates of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. These projections do not capture the impact of changes in the value of instruments such as mortgage servicing rights, which are interest rate sensitive. The projections also make other simplifying assumptions, including that all positions run to maturity. In practice, these exposures are actively managed.

Equities exposure

HSBC’s equities exposure comprises those originating in its equities trading activities, forming the basis of VAR, and long-term equity investments. The latter are reviewed annually by the Group Management Board and are regularly monitored by the subsidiaries’ ALCOs. VAR on equities trading positions is set out in Note 40 in the ‘Notes on the Financial Statements’.

Operational risk management

Operational risk is the risk of loss arising through fraud, unauthorised activities, error, omission, inefficiency, systems failure or from external events. It is inherent to every business organisation and covers a wide spectrum of issues.

     HSBC manages this risk through a controls-based environment in which processes are documented, authorisation is independent and transactions are reconciled and monitored. This is supported by an independent programme of periodic reviews undertaken by internal audit, and by monitoring external operational risk events, which ensure that HSBC stays in line with best practice and takes account of lessons learned from publicised operational failures within the financial services industry.

     HSBC codified its operational risk management process by issuing a high level standard in May 2002. This explains how HSBC manages operational risk by identifying, assessing, monitoring, controlling and mitigating the risk, rectifying operational risk events, and implementing any additional procedures required for compliance with local regulatory requirements. The processes undertaken to manage operational risk are determined by reference to the scale and nature of each HSBC operation. The HSBC standard covers the following:

Operational risk management responsibility is

Back to Contents

assigned at senior management level within the business operation.

Information systems are used to record the identification and assessment of operational risks and generate appropriate, regular management reporting.

Operational risks are identified by risk assessments covering operational risks facing each business and risks inherent in processes, activities and products. Risk assessment incorporates a regular review of risks identified to monitor significant changes.

Operational risk loss data is collected and reported to senior management. Aggregate operational risk losses are recorded and details of incidents above a materiality threshold are reported to the Group Audit Committee. This reporting commenced at the beginning of 2001.

Risk mitigation, including insurance, is considered where this is cost-effective.

     In each of HSBC’s subsidiaries local management is responsible for implementation of the HSBC standard on operational risk, throughout their operations and where deficiencies are evident these are required to be rectified within a reasonable timeframe. Subsidiaries acquired by HSBC since the standard was issued are in the process of assessing and planning the implementation of the requirements.

     HSBC maintains and tests contingency facilities to support operations in the event of disasters. Additional reviews and tests were conducted following the terrorist events of 11 September 2001 and, more recently, the two bomb blasts in Istanbul, to incorporate lessons learned in the operational recovery from those circumstances.

Fair value and price verification control

Certain financial instruments are carried on the Group’s balance sheet at their mark-to-market values. These financial instruments comprise assets held in the trading portfolio, obligations related to securities short sold and derivative financial instruments (excluding non-trading derivatives accounted for on an accruals basis).

     The determination of mark-to-markets value is a significant element in reporting of the Group’s Global Markets activities. Accordingly, the mark-to-

market valuation and the related price verification processes are subject to careful governance across the Group.

     The responsibility for the determination of accounting policies and procedures governing valuation ultimately rests with the Group Finance and Corporate, Investment Banking and Markets Finance functions, which report to the Group Finance Director. All significant valuation policies, and changes thereto, must be approved by Senior Finance Management. HSBC’s policies stipulate that Financial Control departments across the Group are independent of the risk taking businesses with the Finance functions having ultimate responsibility for the determination of fair values included in the financial statements, and for ensuring that the Group’s policies and relevant accounting standards are adhered to. Management assesses the resourcing and expertise of Finance functions on an ongoing basis to ensure that the financial control and price verification processes are properly staffed to support the control infrastructure.

Capital management and allocation

Capital measurement and allocation

The FSA supervises HSBC on a consolidated basis and, as such, receives information on the capital adequacy of, and sets capital requirements for, HSBC as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, which set and monitor their capital adequacy requirements. In some jurisdictions, certain non-banking subsidiaries are subject to the supervision and capital requirements of local regulatory authorities. Since 1988, when the governors of the Group of Ten central banks agreed to guidelines for the international convergence of capital measurement and standards, the banking supervisors of HSBC’s major banking subsidiaries have exercised capital adequacy supervision in a broadly similar framework. The guidelines agreed in 1988, referred to as the Basel Accord, are applied on a consistent basis across the European Union through directives, which are then implemented by member states.

     In implementing the European Union’s Banking Consolidation Directive, the FSA requires each bank and banking group to maintain an individually prescribed ratio of total capital to risk-weighted assets taking into account both balance sheet assets

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

and off-balance-sheet transactions. Under the European Union’s Amending Directive to the Capital Adequacy Directive, the FSA allows banks to calculate capital requirements for market risk in the trading book using VAR techniques.

     HSBC’s capital is divided into two tiers: tier 1, comprising shareholders’ funds, innovative tier 1 securities and minority interests in tier 1 capital, but excluding revaluation reserves; and tier 2, comprising general loan loss provisions, revaluation reserves, qualifying subordinated loan capital and minority and other interests in tier 2 capital. The amount of innovative tier 1 securities cannot exceed 15 per cent of overall tier 1 capital, qualifying tier 2 capital cannot exceed tier 1 capital, and term subordinated loan capital may not exceed 50 per cent of tier 1 capital. There are also limitations on the amount of general provisions which may be included in tier 2 capital. The book values of goodwill, intangible assets and, in 2002, own shares held are deducted in arriving at tier 1 capital. In 2003, no deduction is required for own shares held because of the changes to shareholders’ funds introduced by Urgent Issues Task Force Abstract 37 ‘Purchases and sales of own shares’, details of which are set out in Note 1 of the ‘Notes on the Financial Statements’. Total capital is calculated by deducting the book values of unconsolidated investments, investments in the capital of banks, and certain regulatory items from the total of tier 1 and tier 2 capital.

     Banking operations are categorised as either trading book (broadly, marked-to-market activities) or banking book (all other activities) and risk-weighted assets are determined accordingly. Banking book risk-weighted assets are measured by means of a hierarchy of risk weightings classified according to the nature of each asset and counterparty, taking into account any eligible collateral or guarantees. Banking book off-balance-sheet items giving rise to credit, foreign exchange or interest rate risk are assigned weights appropriate to the category of the counterparty, taking into account any eligible collateral or guarantees. Trading book risk-weighted assets are determined by taking into account market-related risks such as foreign exchange, interest rate and equity position risks, and counterparty risk.

Future developments

In June 1999, the Basel Committee on Banking Supervision (‘the Basel Committee’) issued a proposal for a new capital adequacy framework to replace the Basel Accord of 1988. The new capital framework (commonly known as ‘Basel II’) consists of three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The supervisory objectives of the Basel Committee are for Basel II to promote safety and soundness in the financial system and, as such, at least maintain the current overall level of capital in the system; to enhance competitive equality; to constitute a more comprehensive approach to addressing risks; and to focus on internationally active banks.

     With respect to pillar one, Basel II provides three approaches, of increasing sophistication, to the credit risk regulatory capital calculation. The most basic approach is the standardised approach, which uses external credit ratings to determine the risk weighting applied to rated counterparties and groups other counterparties into broad categories and applies standardised risk weightings to these categories. Moving to the internal ratings based foundation approach will allow banks to calculate their credit risk regulatory capital requirement on the basis of their internal assessment of the probability that the counterparty will default. The internal ratings based advanced approach will allow banks to use their own internal assessment of not only the probability of default, but also the percentage loss suffered if the counterparty defaults and the quantification of the exposure to the counterparty. Pillar one will also introduce capital requirements for operational risk and again three levels of sophistication are available. The capital requirement under the basic indicator approach is a simple percentage of gross revenues, under the standardised approach it is one of three different percentages of gross revenues applicable to each of eight business lines and under advanced measurement approaches it is an amount determined using banks’ own statistical analysis techniques on operational risk data.

     Since 1999, the Basel Committee has published a large number of further papers relating to Basel II, as well as two full Consultation Papers, entitled ‘The New Basel Capital Accord’ on 16 January 2001 and 29 April 2003. Most recently, it published three technical papers on 30 January 2004, one of which was entitled ‘Modifications to the capital treatment for expected and unexpected credit losses in the New Basel Accord’. This paper sets out significant changes to the calibration of the credit risk regulatory capital requirement and to regulatory capital. The Basel II proposals are still incomplete. The Basel Committee has stated that it intends to produce the final Basel II Accord by the middle of 2004 and that it will take effect from the end of 2006.

Back to Contents

     In Europe, Basel II will be given effect by a new EU Directive. This Directive broadly follows the Basel II proposals and therefore cannot be finalised until Basel II is finalised. The new EU Directive will be required to undergo the same formal process as other EU Directives and the timescale which will be required for this is uncertain, although the intention is to match the implementation date for Basel II.

     HSBC continues to participate actively in the industry consultations surrounding the development of Basel II and the new EU Directive and fully supports a more risk-sensitive regulatory capital framework than the 1988 Basel Accord. In view of the continuing changes to the proposals, it is too early to quantify the impact of the new proposals on HSBC’s capital ratios.

Capital management

It is HSBC’s policy to maintain a strong capital base to support the development of its business. HSBC seeks to maintain a prudent balance between the different components of its capital and, in HSBC Holdings, between the composition of its capital and that of its investment in subsidiaries. This is achieved by each subsidiary managing its own capital within the context of an approved annual plan which determines the optimal amount and mix of capital required to support planned business growth and meet local regulatory capital requirements and, in the case of Household, its ratings targets. Capital generated in excess of planned requirements is paid up to HSBC Holdings normally by way of dividends and represents a source of strength for HSBC.

     HSBC Holdings is primarily a provider of equity capital to its subsidiaries. These investments are substantially funded by HSBC Holdings’ own equity issuance and profit retentions. Major subsidiaries usually raise their own non-equity tier 1 and subordinated debt in accordance with HSBC guidelines regarding market and investor concentration, cost, market conditions, timing and the effect on the composition and maturity profile of HSBC’s capital. The subordinated debt requirements of other HSBC companies are met internally.

     HSBC recognises the impact on shareholder returns of the level of equity capital employed within HSBC and seeks to maintain a prudent balance between the advantages and flexibility afforded by a strong capital position and the higher returns on equity possible with greater leverage. In the current environment HSBC uses a benchmark tier 1 capital ratio of 8.25 per cent in considering its long-term capital planning.

Source and application of tier 1 capital

	2003	2002
	US$m	US$m
Movement in tier 1 capital
Opening tier 1 capital	38,949	35,073
Attributable profits	8,774	6,239
Add back: goodwill
amortisation	1,585	863
Dividends	(6,532)	(5,001)
Add back: shares issued in lieu of
dividends	1,423	1,023
Increase in goodwill and
intangible assets deducted	(13,650)	(3,729)
Merger reserve	12,768	–
Shares issued	1,482	338
Innovative tier 1
capital issued	4,263	–
Redemption of preference shares	–	(50)
Other (including exchange
movements)	5,801	4,193

Closing tier 1 capital	54,863	38,949

Movement in risk-weighted
assets
Opening risk-weighted assets	430,551	391,478
Movements	188,111	39,073

Closing risk-weighted assets	618,662	430,551

Back to Contents

H S B C  H O L D I N G S  P L C

Financial Review (continued)

Capital structure

The table below sets out the analysis of regulatory capital.

	2003	2002
	US$m	US$m
Composition of capital
Tier 1
Shareholders’ funds	74,473	52,406
Minority interests	3,711	3,306
Innovative tier 1 securities	8,094	3,647
Less :
Property revaluation reserves	(1,615)	(1,954)
Goodwill capitalised and
intangible assets	(29,920)	(17,855)
Own shares held[1]	120	(601)

Total qualifying tier 1
capital	54,863	38,949

Tier 2
Property revaluation reserves	1,615	1,954
General provisions	2,868	2,348
Perpetual subordinated debt	3,608	3,542
Term subordinated debt	15,795	12,875
Minority and other interests in
tier 2 capital	523	775

Total qualifying tier 2 capital	24,409	21,494

Unconsolidated investments	(4,101)	(2,231)
Investments in other
banks	(911)	(638)
Other deductions	(218)	(144)

Total capital	74,042	57,430

Total risk-weighted assets	618,662	430,551
Capital ratios (per cent):
Total capital	12.0	13.3
Tier 1 capital	8.9	9.0

1	The treatment of own shares held for regulatory capital purposes has not changed consequent on the changes to shareholders’ funds introduced by UITF Abstracts 37 ‘Purchases and sales of own shares’ and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1 of the ‘Notes on the Financial Statements’. The comparative figures have not therefore been restated. The addition in 2003 relates primarily to own shares held within long-term assurance policyholders’ funds. This reverses their recognition in the own shares held reserve, as insurance companies are treated as unconsolidated investments in regulatory capital calculations.

     The above figures were computed in accordance with the EU Banking Consolidation Directive.

     Tier 1 capital increased by US$15.9 billion. Retained profits (excluding goodwill amortisation) contributed US$3.8 billion. Shares issued to fund the acquisition of Household, net of the increased goodwill, added US$3.4 billion to tier 1 capital at acquisition. The issue of tier 1 securities contributed US$4.3 billion and exchange movements on reserves and other movements also added US$4.4 billion to tier 1 capital.

 The increase of US$2.9 billion in tier 2 capital mainly reflects the proceeds of capital issues, net of redemption and regulatory amortisation. Tier 2 capital also benefited from debt in issue in Household and higher levels of general provisions, mainly reflecting the acquisition of Household.

     Total risk-weighted assets increased by US$188 billion. Household contributed US$113 billion to this increase. The remaining increase was largely due to currency translation differences together with the effect of growth in the loan book and trading positions. In constant currency, excluding Household, risk-weighted asset growth was 8 per cent.

Risk-weighted assets by principal subsidiary

In order to give an indication of how HSBC’s capital is deployed, the table below analyses the disposition of risk-weighted assets by principal subsidiary. The risk-weighted assets are calculated using FSA rules and exclude intra-HSBC items.

	2003	2002
	US$m	US$m
Risk-weighted assets
Hang Seng Bank	34,972	32,350
The Hongkong and Shanghai
Banking Corporation and
other subsidiaries	103,557	87,932

The Hongkong and Shanghai
Banking Corporation	138,529	120,282

HSBC Private Banking
Holdings (Suisse) S.A	22,245	20,374
CCF	47,741	40,399
HSBC Bank plc and other
subsidiaries	167,754	138,206

HSBC Bank plc	237,740	198,979

Household	113,186	–
HSBC Bank Canada	20,852	15,499
HSBC Bank USA and other
subsidiaries	63,234	54,576

HSBC North America
Holdings Inc.	197,272	70,075
HSBC Mexico	7,059	7,853
HSBC Bank Middle East
Limited	7,379	6,573
HSBC Bank Malaysia Berhad	4,979	4,713
HSBC South American
operations	6,994	4,865
HSBC Holdings sub-group	2,495	554
Other	16,215	16,657

HSBC risk-weighted assets	618,662	430,551

Back to Contents

H S B C   H O L D I N G S   P L C

Other information

Loan maturity and interest sensitivity analys

At 31 December 2003, the geographical analysis of loan maturity and interest sensitivity by loan type on a contractual repayment basis was as follows. All amounts are net of suspended interest.

			Rest
		Hong	of Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Maturity of 1 year or less
Loans and advances to banks[1]	50,288	38,590	12,349	10,225	1,904	113,356

Commercial loans to customers
Commercial, industrial and international trade	28,966	8,031	12,190	5,711	1,148	56,046
Real estate and other property related	8,930	4,233	2,729	3,802	114	19,808
Non-bank financial institutions	17,335	4,130	1,837	8,133	51	31,486
Governments	675	136	816	752	4	2,383
Other commercial	14,701	2,436	3,558	9,620	560	30,875

	70,607	18,966	21,130	28,018	1,877	140,598

Hong Kong Government Home Ownership Scheme	–	742	–	–	–	742
Residential mortgages and other personal loans	20,596	9,055	6,264	38,704	2,021	76,640

Loans and advances to customers	91,203	28,763	27,394	66,722	3,898	217,980

Total loans maturing in one year or less	141,491	67,353	39,743	76,947	5,802	331,336

Maturity after 1 year but within 5 years
Loans and advances to banks	1,001	49	304	82	18	1,454

Commercial loans to customers
Commercial, industrial and international trade	12,943	2,699	2,301	2,650	253	20,846
Real estate and other property related	7,350	7,812	2,375	4,755	28	22,320
Non-bank financial institutions	1,768	693	165	424	25	3,075
Governments	545	693	442	1,892	245	3,817
Other commercial	7,324	3,424	1,746	1,262	118	13,874

	29,930	15,321	7,029	10,983	669	63,932

Hong Kong Government Home Ownership Scheme	–	2,086	–	–	–	2,086
Residential mortgages and other personal loans	26,095	7,447	4,915	37,840	499	76,796

Loans and advances to customers	56,025	24,854	11,944	48,823	1,168	142,814

Total loans maturing after 1 year but within
5 years	57,026	24,903	12,248	48,905	1,186	144,268

Interest rate sensitivity of loans and advances to
banks and commercial loans to customers:
Fixed interest rate	6,509	56	2,009	3,291	128	11,993
Variable interest rate	24,422	15,314	5,324	7,774	559	53,393

Total	30,931	15,370	7,333	11,065	687	65,386

1	Excludes sight balances with central banks

Back to Contents

H S B C   H O L D I N G S   P L C

Other information

			Rest
		Hong	of Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Maturity after 5 years
Loans and advances to banks	514	–	295	1,578	–	2,387

Commercial loans to customers
Commercial, industrial and international trade	7,506	207	306	534	12	8,565
Real estate and other property related	4,635	1,563	622	3,219	1	10,040
Non-bank financial institutions	2,106	95	24	278	1	2,504
Governments	1,242	98	192	1,459	399	3,390
Other commercial	5,252	1,440	601	496	9	7,798

	20,741	3,403	1,745	5,986	422	32,297

Hong Kong Government Home Ownership Scheme		3,463				3,463
Residential mortgages and other personal loans	47,051	14,569	8,038	76,379	78	146,115

Loans and advances to customers	67,792	21,435	9,783	82,365	500	181,875

Total loans maturing after 5 years	68,306	21,435	10,078	83,943	500	184,262

Interest rate sensitivity of loans and advances to
banks and commercial loans to customers
Fixed interest rate	6,171	31	406	1,791	1	8,400
Variable interest rate	15,084	3,372	1,634	5,773	421	26,284

Total	21,255	3,403	2,040	7,564	422	34,684

Back to Contents

Deposits

The following table analyses the average amount of bank and customer deposits and certificates of deposit (‘CDs’) and other money market instruments (which are included within ‘debt securities in issue’ in the balance sheet), together with the average interest rates paid thereon for each of the past three years. The geographical analysis of average deposits is based on the location of the office in which the deposits are recorded and excludes balances with HSBC companies. The ‘Other’ category includes securities sold under agreements to repurchase.

	Year ended 31 December

	2003		2002		2001

	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	Balance	rate
	US$m	%	US$m	%	US$m	%
Deposits by banks
Europe
Demand and other – non-interest bearing	9,895	–	7,626	–	8,184	–
Demand – interest bearing	6,418	3.3	5,282	3.0	5,130	3.4
Time	17,877	1.9	19,053	2.8	20,672	5.5
Other	13,828	2.5	12,113	3.0	10,437	3.9

Total	48,018		44,074		44,423

Hong Kong
Demand and other – non-interest bearing	1,253	–	1,011	–	1,085	–
Demand – interest bearing	2,059	1.0	1,910	1.6	1,740	3.6
Time	450	1.1	321	2.0	495	4.1
Other	110	5.5	39	7.0	43	3.2

Total	3,872		3,281		3,363

Rest of Asia-Pacific
Demand and other – non-interest bearing	1,438	–	898	–	596	–
Demand – interest bearing	737	1.8	663	2.4	600	4.4
Time	3,055	3.6	2,804	4.4	2,820	5.7
Other	664	1.7	786	4.6	556	4.3

Total	5,894		5,151		4,572

North America
Demand and other – non-interest bearing	1,442	–	1,271	–	1,447	–
Demand – interest bearing	3,161	0.7	3,566	1.0	2,962	2.5
Time	3,151	2.9	2,205	2.4	1,876	3.9
Other	2,526	1.2	3,488	1.7	4,015	3.4

Total	10,280		10,530		10,300

South America
Demand and other – non-interest bearing	17	–	19	–	149	–
Demand – interest bearing	181	8.3	385	29.4	916	10.8
Time	273	12.8	296	5.2	712	4.1
Other	299	19.1	180	15.0	221	13.3

Total	770		880		1,998

Total
Demand and other – non-interest bearing	14,045	–	10,825	–	11,461	–
Demand – interest bearing	12,556	2.2	11,806	3.0	11,348	3.9
Time	24,806	2.3	24,679	3.0	26,575	5.4
Other	17,427	2.6	16,606	2.9	15,272	3.9

Total	68,834		63,916		64,656

Back to Contents

H S B C   H O L D I N G S   P L C

Other information (continued)

	Year ended 31 December

	2003		2002		2001

	Average balance US$m	Average rate %	Average balance US$m	Average rate %	Average balance US$m	Average rate %
Customer accounts

Europe
Demand and other – non-interest bearing	30,667	–	29,109	–	26,084	–
Demand – interest bearing	101,189	1.8	77,835	2.0	62,475	3.0
Savings	33,876	2.3	23,587	2.9	24,305	4.5
Time	41,010	2.8	44,745	3.1	43,637	4.8
Other	9,696	3.6	6,621	6.4	5,177	8.6

Total	216,438		181,897		161,678

Hong Kong
Demand and other – non-interest bearing	8,829	–	6,743	–	5,804	–
Demand – interest bearing	74,818	0.1	62,922	0.3	53,470	2.0
Savings	58,646	0.9	65,914	1.2	76,277	3.3
Time	10,101	1.4	8,630	1.9	8,361	3.8
Other	379	1.3	413	1.2	434	4.5

Total	152,773		144,622		144,346

Rest of Asia-Pacific
Demand and other – non-interest bearing	6,467	–	4,913	–	4,328	–
Demand – interest bearing	18,483	1.1	13,903	1.3	10,930	2.1
Savings	25,685	2.7	23,711	3.1	22,023	4.5
Time	6,105	1.6	5,508	2.0	6,006	4.3
Other	2,304	1.2	1,338	2.3	1,008	2.9

Total	59,044		49,373		44,295

North America
Demand and other – non-interest bearing	21,364	–	14,412	–	14,209	–
Demand – interest bearing	11,648	1.3	7,088	1.7	5,380	4.1
Savings	48,295	1.2	44,913	1.4	43,181	3.2
Time	6,652	3.3	6,266	4.9	7,396	5.2
Other	11,672	3.3	10,219	2.3	11,752	3.8

Total	99,631		82,898		81,918

South America
Demand and other – non-interest bearing	1,192	–	1,038	–	1,212	–
Demand – interest bearing	207	1.9	606	21.7	1,577	14.4
Savings	4,271	18.1	3,438	17.1	5,315	11.4
Time	157	–	11	4.2	316	3.5
Other	246	18.3	255	4.8	345	3.7

Total	6,073		5,348		8,765

Total
Demand and other – non-interest bearing	68,519	–	56,215	–	51,637	–
Demand – interest bearing	206,345	1.1	162,354	1.4	133,832	2.7
Savings	170,773	2.0	161,563	2.1	171,101	3.9
Time	64,025	2.5	65,160	3.0	65,716	4.7
Other	24,297	3.3	18,846	3.8	18,716	5.1

Total	533,959		464,138		441,002

CDs and other money market instruments

Europe	11,156	2.8	6,958	4.1	6,828	4.8
Hong Kong	9,656	3.6	7,546	4.0	5,902	5.1
Rest of Asia-Pacific	4,906	4.1	2,418	4.3	1,653	5.4
North America	14,309	2.4	4,838	3.0	4,393	5.5
South America	63	19.0	165	13.8	350	12.9

Total	40,090	3.0	21,925	3.9	19,126	5.0

Back to Contents

Certificates of deposit and other time deposits

At 31 December 2003, the maturity analysis of certificates of deposit and other wholesale time deposits, by remaining maturity, was as follows:

	3 months or less US$m	After 3 months but within 6 months US$m	After 6 months but within 12 months US$m	After 12 months US$m	Total US$m
Europe
Certificates of deposit	6,651	234	115	1	7,001
Time deposits:
– banks	14,600	2,549	620	1,450	19,219
– customers	42,451	2,261	1,348	3,035	49,095

Total	63,702	5,044	2,083	4,486	75,315

Hong Kong
Certificates of deposit	246	651	483	8,152	9,532
Time deposits:
– banks	655	14	6	37	712
– customers	8,444	441	143	1,121	10,149

Total	9,345	1,106	632	9,310	20,393

Rest of Asia-Pacific
Certificates of deposit	3,496	313	33	101	3,943
Time deposits:
– banks	3,287	359	178	392	4,216
– customers	6,693	323	63	322	7,401

Total	13,476	995	274	815	15,560

North America
Certificates of deposit	3,311	29	8	–	3,348
Time deposits:
– banks	1,513	166	178	263	2,120
– customers	4,074	766	235	748	5,823

Total	8,898	961	421	1,011	11,291

South America
Certificates of deposit	–	–	–	–	–
Time deposits:
– banks	186	75	57	1	319
– customers	87	45	23	–	155

Total	273	120	80	1	474

Total
Certificates of deposit	13,704	1,227	639	8,254	23,824
Time deposits:
– banks	20,241	3,163	1,039	2,143	26,586
– customers	61,749	3,836	1,812	5,226	72,623

Total	95,694	8,226	3,490	15,623	123,033

     The geographical analysis of deposits is based on the location of the office in which the deposits are recorded and excludes balances with HSBC companies. The majority of certificates of deposit and time deposits are in amounts of US$100,000 and over or the equivalent in other currencies.

Back to Contents

H S B C   H O L D I N G S   P L C

Other information (continued)

Short-term borrowings

HSBC includes short-term borrowings within customer accounts, deposits by banks and debt securities in issue and does not show short-term borrowings separately on the balance sheet. Short-term borrowings are defined by the SEC as Federal funds purchased and securities sold under agreements to repurchase, commercial paper and other short-term borrowings. HSBC’s only significant short-term borrowings are securities sold under agreements to repurchase and debt securities in issue. Additional information on these is provided in the tables below.

	Year ended 31 December

Securities sold under agreements to repurchase	2003 US$m	2002 US$m	2001 US$m

Outstanding at 31 December	27,427	21,397	16,882
Average amount outstanding during the year	25,883	21,089	23,850
Maximum quarter-end balance outstanding during the year	30,938	21,468	24,901
Weighted average interest rate during the year	2.0	4.0%	4.9%
Weighted average interest rate at the year-end	1.9	3.9%	5.1%

	Year ended 31 December

Short term bonds	2003 US$m	2002 US$m	2001 US$m

Outstanding at 31 December	29,979	2,775	2,351
Average amount outstanding during the year	17,445	3,093	2,771
Maximum quarter-end balance outstanding during the year	29,979	4,422	3,167
Weighted average interest rate during the year	2.5%	4.3%	4.7%
Weighted average interest rate at the year-end	2.5%	4.7%	6.1%

Off-balance sheet arrangements

HSBC enters into certain off-balance sheet arrangements with customers in the ordinary course of business, as described below.

(i)	Financial guarantees, letters of credit and similar undertakings

Note 39(a) of the ‘Notes on the Financial Statements’ describes various types of guarantees and discloses the maximum potential future payments under such arrangements.

(ii)	Commitments to lend

Undrawn credit lines are disclosed in Note 39(a) of the ‘Notes on Financial Statements’. HSBC generally has the right to change or terminate any conditions of a customer’s overdraft, credit card or other credit line upon notification to the customer.

(iii)	Credit derivatives

HSBC enters into credit derivatives through the dealing operations of certain Group companies, acting as an intermediary between a broad range of users, structuring deals to produce risk management products for its customers. Virtually all risk is offset through entering into a credit derivative contract with another counterparty. For a more detailed description of credit derivatives and information regarding their carrying amounts in 2003 and 2002 refer to Note 38(a) of the ‘Notes on Financial Statements’.

(iv)	Special purpose and variable interest entities

HSBC uses special purpose entities (‘SPEs’), or variable interest entities (‘VIEs’), to securitise loans and advances it has originated where such a source of funding is cost effective. Such loans and advances generally remain on-balance sheet under UK GAAP.

HSBC also administers SPEs that have been established for the purpose of providing alternative sources of financing to HSBC's customers. Such arrangements also enable HSBC to provide tailored investment opportunities for investors.

Back to Contents

These SPEs, commonly referred to as asset-backed or multi-seller conduits, purchase interests in a diversified pool of receivables from customers or in the market using finance provided by a third party. The cash flows received by the SPE on the pool of receivables are used to service the finance provided by investors. HSBC administers this arrangement, which facilitates diversification of funding sources and the tranching of credit risk. HSBC also provides part of the liquidity facilities to the entities and secondary credit enhancement.

HSBC’s association with SPEs also includes interests in and management of investment funds, providing finance to public and private sector infrastructure projects, and capital funding through the issue of preference shares via partnerships.

The activities of SPE administered by HSBC are closely monitored by senior management. However, the use of SPEs is not a significant part of HSBC's activities. For a further discussion of HSBC’s involvement with VIEs and the accounting treatments under UK and US GAAP see Note 50(q) of the ‘Notes on the Financial Statements’.

Contractual obligations

The table below provides details of HSBC’s material contractual obligations as at 31 December 2003.

	Payments due by period

		Less than		More than
	Total	1 year	1–5 years	5 years
	US$m	US$m	US$m	US$m

Long-term debt obligations	171,142	64,668	61,836	44,638
Capital (finance) lease obligations	585	25	20	540
Operating lease obligations	727	130	374	223
Purchase obligations	1,551	1,314	237	–
Short positions in debt securities	27,764	27,764	–	–

Total	201,769	93,901	62,467	45,401

Disclosure controls

The Group Chairman and Group Finance Director, with the assistance of other members of management, carried out an evaluation of the effectiveness of the design and operation of HSBC Holdings’ disclosure controls and procedures as of 31 December 2003. Based upon and as of that evaluation, the Group Chairman and Group Finance Director concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the company files and submits under the US Securities Exchange Act is recorded, processed, summarised and reported as and when required.

     There were no changes in HSBC Holdings’ internal control over financial reporting during the year ended 31 December 2003 that have materially affected, or are reasonably likely to materially affect, HSBC Holdings’ internal control over financial reporting.

Back to Contents

H S B C   H O L D I N G S   P L C

Board of Directors and Senior Management

Directors

Sir John Bond, Group Chairman

Age 62. An executive Director since 1990; Group Chief Executive from 1993 to 1998. Joined HSBC in 1961; an executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1988 to 1992. Chairman of HSBC Bank plc and a Director of The Hongkong and Shanghai Banking Corporation Limited. A Director of Ford Motor Company and a member of the Court of the Bank of England.

*	The Baroness Dunn, DBE, Deputy Chairman and senior non-executive Director

Age 64. Executive Director of John Swire & Sons Limited and a Director of Swire Pacific Limited. A non-executive Director since 1990 and a non-executive Deputy Chairman since 1992. A member of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1981 to 1996. Former Senior Member of the Hong Kong Executive Council and Legislative Council.

†	Sir Brian Moffat, OBE, Deputy Chairman and senior independent non-executive Director

Age 65. A member of the Court of the Bank of England and a non-executive Director of Nosmas Investment Holdings BV. A non-executive Director since 1998. Chairman of the Group Audit Committee and of the Nomination Committee. Former Chairman of Corus Group plc.

S K Green

Age 55. Group Chief Executive. An executive Director since 1998. Executive Director, Corporate, Investment Banking and Markets from 1998 to May 2003. Joined HSBC in 1982. Group Treasurer from 1992 to 1998. Chairman of HSBC Bank Middle East Limited and HSBC Private Banking Holdings (Suisse) S.A. Deputy Chairman of HSBC Bank plc. A Director of CCF S.A., Grupo Financiero HSBC, S.A. de C.V., HSBC North America Holdings Inc., HSBC Trinkaus & Burkhardt KGaA, The Bank of Bermuda Limited and The Hongkong and Shanghai Banking Corporation Limited.

A W Jebson

Age 54. Group Chief Operating Officer. Group IT

Director from 2000 to May 2003. An executive Director since 2000. Joined HSBC in 1978. A Director of Household International, Inc. Group General Manager, Information Technology from 1996 to 2000.

W F Aldinger

Age 56. Chairman and Chief Executive Officer of Household International, Inc. An executive Director since 25 April 2003. Chairman and Chief Executive Officer of HSBC North America Holdings Inc. Chairman, President and Chief Executive Officer of HSBC North America Inc., and Chief Executive Officer of Household Finance Corporation. Chairman of HSBC Bank USA, HSBC Bank Canada and HSBC USA Inc. A Director of MasterCard International, Inc., Illinois Tool Works, Inc., AT&T Corp., and the combined board of the Children’s Memorial Medical Center/Children’s Memorial Hospital and the Children’s Memorial Foundation. Past Vice Chairman of Wells Fargo Bank.

†	The Rt. Hon. the Lord Butler of Brockwell, KG, GCB, CVO

Age 66. Master, University College, Oxford and a non-executive Director of Imperial Chemical Industries plc. Recently appointed to chair the UK Government Review of Intelligence on Weapons of Mass Destruction. A non-executive Director since 1998. Chairman of the Corporate Social Responsibility Committee and a member of the Nomination Committee. Chairman of the HSBC Education Trust. Secretary of the Cabinet and Head of the Home Civil Service in the United Kingdom from 1988 to 1998.

†	R K F Ch’ien, CBE

Age 52. Executive Chairman of chinadotcom corporation as well as Executive Chairman of chinadotcom Mobile Interactive Corporation and Chairman of hongkong.com corporation, both subsidiaries of chinadotcom corporation. A non-executive Director since 1998 and a member of the Group Audit Committee. Non-executive Chairman of HSBC Private Equity (Asia) Limited, non-executive Chairman of MTR Corporation Limited and a Director of Inchcape plc, Convenience Retail Asia Limited, VTech Holdings Ltd. and The Wharf (Holdings) Limited. Chairman of the Hong Kong/Japan Business Co-operation Committee and the Advisory Committee on Corruption of the

Back to Contents

Independent Commission Against Corruption. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1997.

W R P Dalton

Age 60. An executive Director since 1998. Joined HSBC in 1980. Director and Chief Executive of HSBC Bank plc from 1998 to 2003. President and Chief Executive Officer, HSBC Bank Canada from 1992 to 1997. A Director of CCF S.A., HSBC Private Banking Holdings (Suisse) S.A. and Household International, Inc. A non-executive Director of MasterCard International, Inc.

D G Eldon

Age 58. An executive Director since 1999. Joined HSBC in 1968. Appointed an executive Director and Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited in 1996; Chairman since 1999. Non-executive Chairman of Hang Seng Bank Limited and a non-executive Director of Swire Pacific Limited and MTR Corporation Limited.

†	R A Fairhead

Age 42. Finance Director of Pearson plc and former Executive Vice President, Strategy & Group Control of ICI plc. A non-executive Director since 1 March 2004. A member of the Group Audit Committee. A non-executive Director of Harvard Business School Publishing.

D J Flint

Age 48. Group Finance Director. An executive Director since 1995. A Director of HSBC Bank Malaysia Berhad, HSBC USA Inc. and HSBC Bank USA. A member of The Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Committee Foundation. A former partner in KPMG.

†	W K L Fung, OBE

Age 55. Group Managing Director and Chief Executive Officer of Li & Fung Limited. A non-executive Director since 1998. A member of the Remuneration Committee and of the Corporate Social Responsibility Committee. Past Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters’ Association and the Hong Kong Committee for the Pacific Economic Co-
operation Council. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1995.

M F Geoghegan, CBE

Age 50. An executive Director since 1 March 2004. Chief Executive Officer, HSBC Bank plc since January 2004. Joined HSBC in 1973. President of HSBC Bank Brasil SA – Banco Múltiplo from 1997 to 2003 and responsible for all HSBC’s business throughout South America from 2000 to 2003. A non-executive Director of Young Enterprise.

†	S Hintze

Age 59. Former Chief Operating Officer of Barilla S.P.A. and former Senior Vice President of Nestlé S.A. With Mars Incorporated from 1972 to 1993, latterly as Executive Vice President of M&M/Mars in New Jersey. A non-executive Director since 2001. A member of the Corporate Social Responsibility Committee and of the Remuneration Committee. A non-executive Director of Safeway plc.

†	Sir John Kemp-Welch

Age 67. Former Joint Senior Partner of Cazenove & Co and former Chairman of the London Stock Exchange. A Deputy Chairman of the Financial Reporting Council and a member of the Panel on Takeovers and Mergers from 1994 to 2000. A non-executive Director since 2000 and a member of the Remuneration Committee and of the Group Audit Committee

*	The Lord Marshall

Age 70. Chairman of British Airways Plc and Pirelli UK plc. A non-executive Director since 1993. A non-executive Director of HSBC Bank plc from 1989 to 1994.

†	Sir Mark Moody-Stuart, KCMG

Age 63. Chairman of Anglo American plc. A non-executive Director since 2001 and Chairman of the Remuneration Committee. A Director and former Chairman of The ‘Shell’ Transport and Trading Company, plc and former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies. A Director of Accenture Limited, a Governor of Nuffield Hospitals and President of the Liverpool School of Tropical Medicine. Member of the UN Secretary General’s

Back to Contents

H S B C   H O L D I N G S   P L C

Board of Directors and Senior Management (continued)

Advisory Council for the Global Compact.

†	S W Newton

Age 62. Founder of Newton Investment Management, from which he retired in 2002. Chairman of The Real Return Holdings Company Limited. A non-executive Director since 2002. A Member of the Advisory Board of the East Asia Institute at Cambridge University.

*	H Sohmen, OBE

Age 64. Chairman and President of World-Wide Shipping Group Limited and Chairman of Bergesen dy ASA and Bergesen Worldwide Limited. A non-executive Director since 1990. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1984 and Deputy Chairman since 1996.

†	C S Taylor

Age 58. Chair of Canadian Broadcasting Corporation. A non-executive Director since 2002 and a member of the Corporate Social Responsibility Committee. Chair of Vancouver Board of Trade from 2001 to 2002. A non-executive Director of HSBC USA Inc., HSBC North America Inc. and HSBC Bank USA. A Director of Canfor Corporation and Fairmont Hotels and Resorts.

†	Sir Brian Williamson, CBE

Age 59. Chairman of Electra Investment Trust plc and a member of the Supervisory Board of Euronext NV. A non-executive Director since 2002. Senior adviser to Fleming Family and Partners. Former Chairman of London International Financial Futures and Options Exchange and Gerrard Group plc. A former Director of the Financial Services Authority and a former Director of the Court of The Bank of Ireland.

* Non-executive Director

† Independent non-executive Director

Adviser to the Board

D J Shaw

Age 57. An Adviser to the Board since 1998. Solicitor. A partner of Norton Rose from 1973 to 1998. A Director of HSBC Private Banking Holdings (Suisse) S.A.
Secretary

R G Barber

Age 53. Group Company Secretary since 1990. Joined HSBC in 1980; Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited from 1986 to 1992. Company Secretary of HSBC Bank plc from 1994 to 1996.

Group Managing Directors

C-H Filippi

Age 51. A Group Managing Director and Chairman and Chief Executive Officer of CCF S.A. since 1 March 2004. A Director of HSBC Bank plc. Joined HSBC in 1987 having previously held senior appointments in the French civil service. Appointed a Group General Manager in 2001 as Global Head of Corporate and Institutional Banking.

S T Gulliver

Age 44. A Group Managing Director since 1 March 2004. Co-Head Corporate, Investment Banking and Markets since June 2003. Joined HSBC in 1980. Head of Treasury and Capital Markets in Asia-Pacific from 1996 to 2002 and Head of Global Markets from 2002 to 2003.

Y A Nasr

Age 49. A Group Managing Director since 1 March 2004. President, HSBC Bank Brasil S.A.-Banco Múltiplo since October 2003. Joined HSBC in 1976. Appointed a Group General Manager in 1998. President and Chief Executive Officer of HSBC USA Inc. and HSBC Bank USA from 1999 to 2003. President and Chief Executive Officer of HSBC Bank Canada from 1997 to 1999.

J J Studzinski

Age 47. A Group Managing Director since 1 March 2004. Co-Head Corporate, Investment Banking and Markets since June 2003. Joined HSBC in June 2003 having previously been with Morgan Stanley from 1980 to 2003 most recently as Deputy Chairman of Morgan Stanley International. Appointed a Group General Manager in August 2003.

Back to Contents

Group General Managers

R J Arena

Age 55. Group General Manager, Global e-business. Joined HSBC in 1999. Appointed a Group General Manager in 2000.

C C R Bannister

Age 45. Chief Executive Officer, Group Private Banking. Joined HSBC in 1994. Appointed a Group General Manager in 2001.

R E T Bennett

Age 52. Group General Manager, Legal and Compliance. Joined HSBC in 1979. Appointed a Group General Manager in 1998.

N S K Booker

Age 45. Group General Manager and Chief Executive Officer, India. Joined HSBC in 1981. Appointed a Group General Manager in January 2004.

Z J Cama

Age 56. Deputy Chairman and Chief Executive Officer, HSBC Bank Malaysia Berhad. Joined HSBC in 1968. Appointed a Group General Manager in 2001.

V H C Cheng, OBE

Age 55. Executive Director, The Hongkong and Shanghai Banking Corporation Limited and Chief Executive Officer, Hang Seng Bank Limited. Joined HSBC in 1978. Appointed a Group General Manager in 1995.

R J Duke

Age 53. General Manager Banking Services, HSBC Bank plc. Joined HSBC in 1971. Appointed a Group General Manager in October 2003.

A A Flockhart

Age 52. Group General Manager and Chief Executive Officer, Mexico. Joined HSBC in 1974. Appointed a Group General Manager in 2002.

M J G Glynn

Age 52. Group General Manager, President and Chief Executive Officer, HSBC Bank USA. Joined HSBC in 1982. Appointed a Group General Manager in 2001.

D H Hodgkinson

Age 53. Group General Manager and Deputy Chairman, HSBC Bank Middle East Limited. Joined HSBC in 1969. Appointed a Group General Manager in May 2003.

A P Hope

Age 57. Group General Manager, Insurance. Joined HSBC in 1971. Appointed a Group General Manager in 1996.

D D J John

Age 53. Chief Operating Officer and Director, HSBC Bank plc. Joined HSBC in 1971. Appointed a Group General Manager in 2000.

M J W King

Age 47. Group General Manager, Internal Audit. Joined HSBC in 1986. Appointed a Group General Manager in 2002.

M B McPhee

Age 62. Group General Manager, Credit and Risk. Joined HSBC in 1984. Appointed a Group General Manager in 1997.

T W O’Brien, OBE

Age 56. Group General Manager, Strategic Development. Joined HSBC in 1969. Appointed a Group General Manager in 1992.

R C F Or

Age 54. General Manager, The Hongkong and Shanghai Banking Corporation Limited. Joined HSBC in 1972. Appointed a Group General Manager in 2000.

Back to Contents

H S B C   H O L D I N G S   P L C

Board of Directors and Senior Management (continued)

K Patel

Age 55. Group General Manager and Head of Corporate, Investment Banking and Markets, Emerging Europe & Africa. Joined HSBC in 1984. Appointed a Group General Manager in 2000.

R C Picot

Age 46. Group Chief Accounting Officer. Joined HSBC in 1993. Appointed a Group General Manager in October 2003.

A F Rademeyer

Age 45. Group General Manager and Head of Corporate, Investment Banking and Markets, Asia-Pacific. Joined HSBC in 1982. Appointed a Group General Manager in March 2003.

J C S Rankin

Age 62. Group General Manager, Human Resources. Joined HSBC in 1960. Appointed a Group General Manager in 1990.

B Robertson

Age 49. Group General Manager and Head of Corporate, Investment Banking and Markets, HSBC Bank USA. Joined HSBC in 1975. Appointed a Group General Manager in March 2003.

Dr S Rometsch

Age 65. Chairman of the Managing Partners, HSBC Trinkaus & Burkhardt KGaA. Joined HSBC in 1983. Appointed a Group General Manager in 2001.

D A Schoenholz

Age 52. President and Chief Operating Officer, Household International, Inc. Joined HSBC in 1985. Appointed a Group General Manager in October 2003.

M R P Smith, OBE

Age 47. Chief Executive Officer, The Hongkong and Shanghai Banking Corporation Limited. Joined HSBC in 1978. Appointed a Group General Manager in 2000.

I A Stewart

Age 45. Group General Manager and Head of Transaction Banking, Corporate, Investment Banking and Markets. Joined HSBC in 1980. Appointed a Group General Manager in 2000.

P E Stringham

Age 54. Group General Manager, Marketing. Joined HSBC in 2001. Appointed a Group General Manager in 2001.

P A Thurston

Age 50. General Manager, Personal Financial Services, Asia-Pacific. Joined HSBC in 1975. Appointed a Group General Manager in October 2003.

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors

Results for 2003

HSBC reported operating profit before provisions of US$18,540 million. Profit attributable to shareholders of HSBC Holdings was US$8,774 million, a 13.0 per cent return on shareholders’ funds. The retained profit transferred to reserves was US$2,242 million.

     A first interim dividend of US$0.24 per ordinary share was paid on 7 October 2003 and a second interim dividend of US$0.12 per ordinary share was paid on 20 January 2004. The Directors have declared a third interim dividend of US$0.24 per ordinary share in lieu of a final dividend, making a total distribution for the year of US$6,532 million. The third interim dividend will be payable on 5 May 2004 in cash in United States dollars, or in sterling or Hong Kong dollars at exchange rates to be determined on 26 April 2004, with a scrip dividend alternative. The reserves available for distribution before accounting for the third interim dividend of US$2,627 million are US$11,598 million.

     Further information about the results is given in the consolidated profit and loss account on page 233.

Principal activities and business review

Through its subsidiary and associated undertakings, HSBC provides a comprehensive range of banking and related financial services. HSBC operates through long-established businesses and has an international network of over 9,500 offices in 79 countries and territories in five regions: Europe; Hong Kong; the rest of Asia-Pacific, including the Middle East and Africa; North America and South America. Taken together, the five largest customers of HSBC do not account for more than 2 per cent of HSBC’s income.

     On 17 February 2003 HSBC acquired Keppel Insurance Pte Ltd, a Singapore-based insurer, for a consideration of US$91 million.

     On 28 March 2003 HSBC acquired Household International, Inc. for a consideration of US$14,798 million.

     On 28 October 2003 HSBC announced that it had entered into an agreement to acquire The Bank of Bermuda Limited for a consideration of US$1.3 billion. The acquisition was completed on 18 February 2004.

     On 12 November 2003 HSBC acquired AFORE Allianz Dresdner S.A., a Mexican pension fund management company, for a consideration of US$175 million.

     On 2 December 2003 HSBC entered into an agreement to acquire 14.71 per cent of UTI Bank Limited, a retail bank in India, for a consideration of US$66.42 million. In addition, HSBC has the option to acquire a further 5.37 per cent from an existing shareholder for US$24.26 million.

     On 15 December 2003 HSBC completed the acquisition of Lloyds TSB Group plc’s onshore and offshore businesses and assets related to Brazil for an aggregate consideration of US$745 million.

     On 17 December 2003 Hang Seng Bank Limited, a 62.14 per cent subsidiary of HSBC, entered into an agreement, subject to the approval of regulatory authorities and Industrial Bank shareholders to acquire 15.98 per cent of Industrial Bank Co Ltd, a mainland China commercial bank, for US$209 million.

     A review of the development of the business of HSBC undertakings during the year and an indication of likely future developments are given in the ‘Description of Business’ on pages 7 to 29.

      HSBC’s five-year strategy to 31 December 2003, Managing for Value, was designed to focus on shareholder value. The governing objective was to exceed the total shareholder return of a benchmark comprising a peer group of financial institutions, with a minimum objective of doubling shareholder return over the five-year period. Total shareholder return for the five-year period was 211 per cent, compared to 126 per cent for the benchmark (starting point 100 per cent on 31 December 1998). An explanation of the basis of calculation of total shareholder return can be found on page 217.

     In order to build on the achievements of Managing for Value a new plan was launched in November 2003 to provide a blueprint for HSBC’s growth and development during the next five years. Key elements of the strategy are accelerating the rate of revenue growth, developing the brand strategy further, improving productivity and maintaining HSBC’s prudent risk management and strong financial position. Further details are given on pages 9 and 10.

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors

Capital and reserves

The following events in relation to the HSBC Holdings ordinary shares of US$0.50 each occurred during the year:

Acquisition of Household International, Inc.

1.	1,273,297,057 ordinary shares were issued on 31 March 2003 under the exchange offer for shares of Household. The exchange offer was 2.675 ordinary shares for each Household common share.

2.	51,072,691 ordinary shares were issued at prices ranging from US$9.5960 to US$9.6002 in connection with the early settlement of Household International, Inc. 8.875% Adjustable Conversion-Rate Equity Units.

3.	26,576 ordinary shares were issued at prices ranging from US$10.25 to US$13.43 in connection with the exercise of options under Household share plans that have been converted into options over HSBC Holdings ordinary shares.

Scrip dividends

4.	41,462,641 ordinary shares were issued at par on 6 May 2003 to shareholders who elected to receive new shares in lieu of the 2002 second interim dividend. The market value per share used to calculate shareholders’ entitlements to new shares was US$10.7146, being the United States dollar equivalent of £6.796.

5.	77,279,634 ordinary shares were issued at par on 7 October 2003 to shareholders who elected to receive new shares in lieu of the 2003 first interim dividend. The market value per share used to calculate shareholders’ entitlements to new shares was US$12.6732 being the United States dollar equivalent of £8.069.

All-Employee share plans

6.	9,946,842 ordinary shares were issued at prices ranging from £4.5206 to £6.7536 per share in connection with the exercise of options under the HSBC Holdings savings-related share option plans. Options over 31,886,988 ordinary shares lapsed.

7.	1,507,770 ordinary shares were issued at prices ranging from £3.7768 to £6.3078 per share in connection with the exercise of options under the HSBC Holdings Savings-Related Share Option Scheme: USA Section.

8.	The HSBC Qualifying Employee Share Ownership Trust (‘the QUEST’) was established in 1999 to satisfy options exercised by UK participants of the HSBC Holdings Savings-Related Share Option Plan. At 1 January 2003, the QUEST held 1,488,895 ordinary shares. During 2003, HSBC QUEST Trustee (UK) Limited, the corporate trustee of the QUEST, subscribed for 2,200,630 ordinary shares at market values ranging from £6.41 to £9.07 using funds from those employees who exercised options under the HSBC Holdings Savings-Related Share Option Plan. In addition, 3,175,232 ordinary shares were transferred from the QUEST to employees who exercised options under the HSBC Holdings Savings-Related Share Option Plan. At 31 December 2003, the QUEST held 514,293 ordinary shares.

9.	Under the authority granted by shareholders at the Annual General Meeting in 2000, 4,039,938 ordinary shares were issued at ¬7.8714 per share in connection with a Plan d’Epargne Entreprise for the benefit of non-UK resident employees of CCF and its subsidiaries.

10.	Options over 23,860,338 ordinary shares were awarded at nil consideration on 23 April 2003 and options over 24,452,594 ordinary shares were awarded at nil consideration on 8 May 2003 to over 56,000 HSBC employees resident in more than 50 countries and territories under the HSBC Holdings savings-related share option plans. The options are exercisable within six months following the third or fifth anniversary of the commencement of the relevant savings contracts on 1 August 2003 at a price of £5.3496 per share, a 20 per cent discount to the average market value over the five business days immediately preceding the date of the invitation.

Discretionary share incentive plans

11.	18,316,624 ordinary shares were issued at prices ranging from £2.1727 to £7.46 per share in connection with the exercise of options under the HSBC Holdings Executive Share Option Scheme. Options over 1,889,621 ordinary shares lapsed.

Back to Contents

12.	2,000 ordinary shares were issued at prices ranging from £8.405 to £8.712 per share in connection with the exercise of options under the HSBC Holdings Group Share Option Plan. Options over 4,283,355 ordinary shares lapsed.

13.	Options over 57,471,110 ordinary shares were awarded at nil consideration on 2 May 2003 under the HSBC Holdings Group Share Option Plan. The options are normally exercisable between the third and 10th anniversaries of the award at a price of £6.91 per share, the market value of the ordinary shares on the date of award.

14.	Options over 577,270 ordinary shares were awarded at nil consideration on 29 August 2003 under the HSBC Holdings Group Share Option Plan. The options are normally exercisable between the third and 10th anniversaries of the award at a price of £8.13 per share, the market value of the ordinary shares on the date of award.

15.	Options over 4,069,800 ordinary shares were awarded at nil consideration on 3 November 2003 under the HSBC Holdings Group Share Option Plan. The options are normally exercisable between the third and 10th anniversaries of the award at a price of £9.1350 per share, the market value of the ordinary shares on the date of award.

Authority to repurchase shares

16.	At the Annual General Meeting in 2003 shareholders gave authority for the Company to make market repurchases of up to 948,200,000 ordinary shares. Your Directors have not exercised this authority.

Authority to allot shares

17.	At the Annual General Meeting in 2003 shareholders gave authority for the Directors to allot up to 1,896,400,000 ordinary shares. Within this amount the Directors were granted authority to allot up to 474,100,000 ordinary shares wholly for cash to persons other than existing shareholders. The Directors were also given authority to allot up to 10,000,000 non-cumulative preference shares of £0.01 each, 10,000,000 non-cumulative preference shares of US$0.01 each and 10,000,000 non-cumulative preference shares of €0.01 each.
Employee share option plans

In order to align the interests of staff with those of shareholders, share options are awarded to employees under all-employee share plans and discretionary share incentive plans. The following are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as “continuous contracts” for the purposes of the Hong Kong Employment Ordinance. The options are granted at nil consideration unless otherwise indicated. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled during the year. The maximum number of new HSBC Holdings ordinary shares that may be issued or become issuable under all the share option plans in any ten year period is 848,847,000 HSBC Holdings ordinary shares (approximately 7.7 per cent of HSBC Holdings’ issued ordinary share capital on 1 March 2004). Within this limit not more than 5 per cent of the issued ordinary share capital of HSBC Holdings from time to time may be put under option under the HSBC Holdings Group Share Option Plan and the HSBC Holdings Restricted Share Plan 2000 in any ten year period (approximately 550,000,000 HSBC Holdings ordinary shares on 1 March 2004). Under these plans there were options outstanding over 347,007,843 HSBC Holdings ordinary shares at 31 December 2003. Particulars of options over HSBC Holdings shares held by Directors of HSBC Holdings are set out on pages 225 to 229 of the Directors’ Remuneration Report.

All-Employee share plans

The HSBC Holdings Savings-Related Share Option Plan, HSBC Holdings Savings-Related Share Option Plan: Overseas Section, and previously the HSBC Holdings Savings-Related Share Option Scheme: USA Section, are all-employee share plans under which eligible HSBC employees (those with six months continuous service from July to December of the year preceding the date of grant) are granted options to acquire HSBC Holdings ordinary shares of US$0.50 each. Employees may make overall contributions of up to £250 (or equivalent) each month over a period of three or five years which may be used on the third or fifth anniversary of the commencement of the relevant savings contract, at their election, to exercise the options; alternatively

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

the employee may elect to have the savings (plus interest) repaid in cash. The options are exercisable within six months following the third or fifth anniversary of the commencement of the relevant savings contract. In the case of redundancy, retirement on grounds of injury or ill health, retirement at normal retirement age or over, the transfer of the employing business to another party, or a change of control of the employing company, options may be exercised before completion of the relevant savings contract.

     Under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: Overseas Section the option exercise price is determined by reference to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20 per cent. The all-employee share plans will terminate on 26 May 2010 unless the Directors resolve to terminate the plans at an earlier date.

HSBC Holdings Savings-Related Share Option Plan

HSBC Holdings ordinary shares of US$0.50 each

					Options		Options	Options
				Options at	awarded		exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	during	31 December
award	price (£)	from[1]	until[2]	2003	year		year[3]	year	2003

9 Apr 1997	4.5206	1 Aug 2002	31 Jan 2003	227,409	–		197,671	29,738	–
6 Apr 1998	5.2212	1 Aug 2003	31 Jan 2004	8,736,570	–		8,406,291	144,114	186,165
1 Apr 1999	5.3980	1 Aug 2004	31 Jan 2005	11,535,187	–		319,429	617,076	10,598,682
10 Apr 2000	6.0299	1 Aug 2005	31 Jan 2006	14,145,104	–		233,203	2,748,077	11,163,824
11 Apr 2001	6.7536	1 Aug 2004	31 Jan 2005	3,471,866	–		59,625	1,541,388	1,870,853
11 Apr 2001	6.7536	1 Aug 2006	31 Jan 2007	8,310,144	–		32,048	4,106,665	4,171,431
2 May 2002	6.3224	1 Aug 2005	31 Jan 2006	3,183,586	–		23,481	1,418,386	1,741,719
2 May 2002	6.3224	1 Aug 2007	31 Jan 2008	7,380,267	–		13,589	2,730,534	4,636,144
23 Apr 2003	5.3496	1 Aug 2006	31 Jan 2007	–	9,464,339	[4]	1,505	406,161	9,056,673
23 Apr 2003	5.3496	1 Aug 2008	31 Jan 2009	–	14,375,052	[4]	1,173	299,388	14,074,491

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant the executors may exercise the option up to six months beyond the normal exercise period.
3	The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.70.
4	The closing price per share on 22 April 2003 was £6.79.

HSBC Holdings Savings-Related Share Option Plan: Overseas Section

HSBC Holdings ordinary shares of US$0.50 each

					Options		Options	Options
				Options at	awarded		exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	during	31 December
award	price (£)	from[1]	until[2]	2003	year		year[3]	year	2003

9 Apr 1997	4.5206	1 Aug 2002	31 Jan 2003	84,417	–		82,129	2,288	–
6 Apr 1998	5.2212	1 Aug 2003	31 Jan 2004	3,187,395	–		3,059,376	49,785	78,234
1 Apr 1999	5.3980	1 Aug 2004	31 Jan 2005	11,836,581	–		211,480	682,565	10,942,536
10 Apr 2000	6.0299	1 Aug 2005	31 Jan 2006	24,582,865	–		357,866	7,602,821	16,622,178
11 Apr 2001	6.7536	1 Aug 2004	31 Jan 2005	9,426,806	–		83,609	3,570,119	5,773,078
11 Apr 2001	6.7536	1 Aug 2006	31 Jan 2007	2,934,534	–		12,417	1,462,880	1,459,237
2 May 2002	6.3224	1 Aug 2005	31 Jan 2006	6,195,939	–		21,660	2,780,617	3,393,662
2 May 2002	6.3224	1 Aug 2007	31 Jan 2008	2,404,887	–		4,324	1,175,866	1,224,697
23 Apr 2003	5.3496	1 Aug 2006	31 Jan 2007	–	10,459	[4]	–	–	10,459
23 Apr 2003	5.3496	1 Aug 2008	31 Jan 2009	–	10,488	[4]	–	–	10,488
8 May 2003	5.3496	1 Aug 2006	31 Jan 2007	–	17,868,561	[5]	1,198	434,785	17,432,578
8 May 2003	5.3496	1 Aug 2008	31 Jan 2009	–	6,584,033	[5]	–	83,735	6,500,298

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.
3	The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.67.
4	The closing price per share on 22 April 2003 was £6.79.
5	The closing price per share on 7 May 2003 was £7.10.

Back to Contents

HSBC Holdings Savings-Related Share Option Scheme: USA Section

HSBC Holdings ordinary shares of US$0.50 each

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (£)	from[1]	until[2]	2003	during year[3]	during year	2003

24 Aug 1998	3.7768	1 Jul 2003	31 Dec 2003	2,382,468	1,492,006	–	890,462
10 Aug 1999	6.3078	1 Jul 2004	31 Dec 2004	1,493,406	15,764	–	1,477,642

No options were awarded during the period.
1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.
3	The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.78.

Discretionary share incentive plans

The HSBC Holdings Group Share Option Plan, and previously the HSBC Holdings Executive Share Option Scheme, are discretionary share incentive plans under which HSBC employees, based on performance criteria and potential, are granted options to acquire HSBC Holdings ordinary shares. Since 1996 the vesting of these awards has been subject to the attainment of pre-determined performance criteria, except within CCF (which was acquired in 2000) where performance criteria are being phased in. The maximum value of options which may be granted to an employee in any one year (together with any Performance Share awards under the HSBC Holdings Restricted Share Plan 2000) is 150 per cent of the employee’s annual salary at the date of grant plus any bonus paid for the previous year. In exceptional circumstances this could be raised to 225 per cent. Subject to achievement of the performance condition, options are generally exercisable between the third and tenth anniversary of the date of grant. Employees of a subsidiary that is sold or transferred out of HSBC may exercise options awarded under the HSBC Holdings Group Share Option Plan within six months regardless of whether the performance condition is met.

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

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

HSBC Holdings Executive Share Option Scheme

HSBC Holdings ordinary shares of US$0.50 each

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (£)	from[1]	until[2]	2003	during year[3]	during year	2003

12 Oct 1993	2.4062	12 Oct 1996	12 Oct 2003	22,704	22,704	–	–
8 Mar 1994	2.8376	8 Mar 1997	8 Mar 2004	171,774	89,295	–	82,479
7 Mar 1995	2.1727	7 Mar 1998	7 Mar 2005	411,750	177,750	–	234,000
1 Apr 1996	3.3334	1 Apr 1999	1 Apr 2006	1,176,701	574,682	–	602,019
24 Mar 1997	5.0160	24 Mar 2000	24 Mar 2007	1,538,237	492,063	–	1,046,174
12 Aug 1997	7.7984	12 Aug 2000	12 Aug 2007	14,625	–	–	14,625
16 Mar 1998	6.2767	16 Mar 2001	16 Mar 2008	2,687,488	732,564	–	1,954,924
29 Mar 1999	6.3754	3 Apr 2002	29 Mar 2009	44,423,416	11,211,845	790,899	32,420,672
10 Aug 1999	7.4210	10 Aug 2002	10 Aug 2009	244,350	39,000	11,550	193,800
31 Aug 1999	7.8710	31 Aug 2002	31 Aug 2009	4,000	–	–	4,000
3 Apr 2000	7.4600	3 Apr 2003	3 Apr 2010	29,206,539	4,976,721	1,087,172	23,142,646

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to twelve months beyond the normal exercise period.
3	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.28.

The HSBC Holdings Executive Share Option Scheme was replaced by the HSBC Holdings Group Share Option Plan on 26 May 2000. No options have been granted under the Scheme since that date.

HSBC Holdings Group Share Option Plan

HSBC Holdings ordinary shares of US$0.50 each

					Options		Options	Options
				Options at 1	awarded		exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	January	during		during	during	31 December
award	price (£)	from[1]	until[2]	2003	year		year[3]	year	2003

4 Oct 2000	9.6420	4 Oct 2003	4 Oct 2010	416,526	–		–	20,291	396,235
23 Apr 2001	8.7120	23 Apr 2004	23 Apr 2011	48,790,498	–		750	1,516,934	47,272,814
30 Aug 2001	8.2280	30 Aug 2004	30 Aug 2011	363,430	–		–	6,450	356,980
7 May 2002	8.4050	7 May 2005	7 May 2012	56,125,144	–		1,250	1,780,020	54,343,874
30 Aug 2002	7.4550	30 Aug 2005	30 Aug 2012	468,550	–		–	16,200	452,350
2 May 2003	6.9100	2 May 2006	2 May 2013	–	57,471,110	[4]	–	943,460	56,527,650
29 Aug 2003	8.1300	29 Aug 2006	29 Aug 2013	–	577,270	[5]	–	–	577,270
3 Nov 2003	9.1350	3 Nov 2006	3 Nov 2013	–	4,069,800	[6]	–	–	4,069,800

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to twelve months beyond the normal exercise period.
3	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.86.
4	The closing price per share on 1 May 2003 was £6.76.
5	The closing price per share on 28 August 2003 was £8.12.
6	The closing price per share on 31 October 2003 was £8.85.

Back to Contents

CCF S.A. and subsidiary company plans

When it was acquired in July 2000 CCF and certain of its subsidiary companies operated employee share option plans under which options could be granted over their respective shares. No further options will be granted under any of these subsidiary company plans. The following are outstanding options to acquire shares in CCF S.A. and its subsidiaries.

CCF S.A.

     shares of €5

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price(€)	from	until	2003	during year	[1]	during year	2003	[1]

4 May 1993	33.69	4 May 1995	4 May 2003	100	–		100	–
23 Jun 1994	32.78	23 Jun 1996	23 Jun 2004	10,800	–		–	10,800
22 Jun 1995	34.00	22 Jun 1997	22 Jun 2005	56,130	3,000		–	53,130
9 May 1996	35.52	9 May 1998	9 May 2006	96,500	7,000		–	89,500
7 May 1997	37.05	7 Jun 2000	7 May 2007	360,630	78,000		–	282,630
29 Apr 1998	73.50	7 Jun 2000	29 Apr 2008	673,400	138,000		–	535,400
7 Apr 1999	81.71	7 Jun 2000	7 Apr 2009	794,700	6,500		–	788,200
12 Apr 2000	142.50	1 Jan 2002	12 Apr 2010	856,500	500		–	856,000

1	Following exercise of the options, the CCF shares will be exchanged for HSBC Holdings ordinary shares in the same ratio as for the acquisition of CCF (13 HSBC Holdings ordinary shares for each CCF share). At 31 December 2003 The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 32,775,055 HSBC Holdings ordinary shares which may be exchanged for CCF shares arising from the exercise of these options.

Banque Chaix

     shares of €16

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price(€)	from	until	2003	during year	during year	2003

10 Jul 1998	94.52	10 Jul 2002	10 Oct 2003	10,000	10,000	–	–
21 Jun 1999	100.31	21 Jun 2004	21 Dec 2004	10,000	–	–	10,000
7 Jun 2000	105.94	7 Jun 2005	7 Dec 2005	10,000	–	–	10,000

Banque de Baecque Beau

     shares of no par value

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price(€)	from	until	2003	during year	during year	2003

17 Oct 1997	32.88	17 Oct 2002	17 Oct 2003	28,500	28,500	–	–
22 Dec 2000	61.66	22 Dec 2003	22 Dec 2005	11,500	–	–	11,500

Banque de Savoie

     shares of €16

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price(€)	from	until	2003	during year	during year	2003

24 Dec 1998	61.85	24 Dec 2003	24 Jun 2004	5,000	–	–	5,000
9 Sep 1999	64.79	9 Sep 2004	9 Mar 2005	5,000	–	–	5,000
14 Jun 2000	69.52	14 Jun 2005	14 Dec 2005	5,100	–	–	5,100

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

Banque Dupuy de Parseval

     shares of €20

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price(€)	from	until	2003	during year	during year	2003

1 Jul 1998	33.31	1 Jul 2003	1 Oct 2003	5,000	5,000	–	–
1 Jul 1999	34.76	1 Jul 2004	1 Oct 2004	5,000	–	–	5,000
3 Apr 2000	36.36	3 Apr 2005	3 Jul 2005	5,000	–	–	5,000
8 Jun 2000	39.48	8 Jun 2005	8 Sep 2005	5,000	–	–	5,000

Crédit Commercial du Sud Ouest

     shares of € 15.25

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price(€)	from	until	2003	during year	during year	2003

7 Nov 1997	85.68	7 Nov 2002	7 Nov 2003	5,625	5,625	–	–
8 Jul 1998	90.25	8 Jul 2003	8 Jan 2004	7,500	7,500	–	–
9 Sep 1999	95.89	9 Sep 2004	9 Mar 2005	7,500	–	–	7,500
7 Jun 2000	102.29	7 Jun 2005	7 Dec 2005	7,500	–	–	7,500

HSBC Private Bank France

     shares of €2

				Options at		Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January		exercised	lapsed	31 December
award	price(€)	from	until	2003	[1]	during year	during year	2003

21 Dec 1999	10.84	21 Dec 2000	21 Dec 2009	272,250		–	–	272,250
9 Mar 2000	12.44	27 Jun 2004	31 Dec 2010	149,460		–	–	149,460
15 May 2001	20.80	15 May 2002	15 May 2011	259,650		1,125	–	258,525
7 Sep 2001	15.475	7 Sep 2005	7 Oct 2007	742,000		–	293,500	448,500
1 Oct 2002	22.22	2 Oct 2005	1 Oct 2012	229,950		–	–	229,950

1	Following the mergers of HSBC Bank France S.A., Banque Eurofin, Banque du Louvre and CCF Banque Privée Internationale on 1 October 2003 options held over shares of Banque Eurofin, Banque du Louvre and CCF Banque Privée Internationale were converted into options over the shares of the merged entity, HSBC Private Bank France, at exchange ratios determined by reference to their respective estimated market valuations at the time of the merger. The options outstanding at 1 January 2003 have been adjusted to reflect the option exchange ratios. On exercise of these options HSBC Private Bank France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 1.83 HSBC Holdings ordinary shares for each HSBC Private Bank France share. At 31 December 2003, The CCF Employee Benefit Trust 2001 held 1,900,000 HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of these options.

Netvalor

     shares of €415

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price(€)	from	until	2003	during year	during year	2003

22 Dec 1999	415	22 Dec 2004	22 Dec 2006	2,410	–	–	2,410
19 Dec 2000	415	19 Dec 2005	19 Dec 2007	3,340	–	–	3,340

Back to Contents

Sinopia Asset Management

     shares of €0.5

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price(€)	from	until	2003	during year	during year	2003	[1]

18 Mar 1998	8.61	18 Mar 2003	18 Sep 2003	94,400	94,400	–	–
22 Mar 1999	21.85	22 Mar 2004	22 Sep 2004	79,000	–	–	79,000
15 Oct 1999	18.80	15 Oct 2004	15 Apr 2005	45,000	–	–	45,000
18 Feb 2000	18.66	18 Feb 2005	18 Aug 2005	97,500	–	–	97,500

1	On exercise of the options, the Sinopia shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 2.143 HSBC Holdings ordinary shares for each Sinopia share. At 31 December 2003 The CCF Employee Benefit Trust 2001 held 483,253 HSBC Holdings ordinary shares which may be exchanged for Sinopia Asset Management shares arising from the exercise of these options.

Union de Banques à Paris

     shares of €16

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price(€)	from	until	2003	during year	during year	2003

25 Nov 1998	19.97	25 Nov 2003	25 May 2004	27,900	–	900	27,000
22 Nov 1999	33.54	22 Nov 2004	22 May 2005	26,200	–	–	26,200
12 Jul 2000	47.81	12 Jul 2005	12 Jan 2006	26,400	–	1,000	25,400

Household International, Inc. and subsidiary company plans

Following the acquisition of Household on 28 March 2003, all outstanding options and equity-based awards over Household common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for the acquisition of Household (2.675 HSBC Holdings ordinary shares for each Household common share) and the exercise prices per share were adjusted accordingly. No further options will be granted under any of these plans.

All outstanding options and other equity-based awards over Household common shares granted before 14 November 2002 vested on completion of the acquisition. Options and equity-based awards granted on or after 14 November 2002 will be exercisable on their original terms, save that they have been adjusted to reflect the exchange ratio.

Household International, Inc.

1984 Long-Term Executive Incentive Compensation Plan

HSBC Holdings ordinary shares of US$0.50 each

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	28 March	exercised		lapsed	31 December
award	price (US$)	from	until	2003	during year	[1]	during year	2003

1 Feb 1994	4.16	1 Feb 1995	1 Feb 2004	1,272,776	1,137,149		–	135,627
13 Sep 1994	4.74	13 Sep 1995	13 Sep 2004	1,337,500	1,337,500		–	–
7 Feb 1995	5.09	7 Feb 1996	7 Feb 2005	3,101,525	1,569,291		–	1,532,234
10 May 1995	5.91	10 May 1996	10 May 2005	48,150	–		–	48,150
17 Jul 1995	6.42	17 Jul 1996	17 Jul 2005	40,125	–		–	40,125
13 Nov 1995	7.43	13 Nov 1996	13 Nov 2005	2,449,232	393,225		–	2,056,007

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.10.

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

Household International, Inc.

1996 Long-Term Executive Incentive Compensation Plan

HSBC Holdings ordinary shares of US$0.50 each

					Options at	Options		Options	Options at
Date of	Exercise	Exercisable		Exercisable	28 March	exercised	[1]	lapsed	31 December
award	price (US$)	from		until	2003	during year		during year	2003

11 Nov 1996	11.43	11 Nov 1997		11 Nov 2006	2,587,394	–		–	2,587,394
14 May 1997	11.29	14 May 1998		14 May 2007	200,630	–		–	200,630
21 Oct 1997	14.16	21 Oct 1998		21 Oct 2007	200,625	–		200,625	–
10 Nov 1997	14.60	10 Nov 1998		10 Nov 2007	4,224,670	–		–	4,224,670
15 Jun 1998	17.08	15 Jun 1999		15 Jun 2008	802,500	–		–	802,500
1 Jul 1998	19.21	1 Jul 1999		1 Jul 2008	80,250	–		–	80,250
9 Nov 1998	13.71	9 Nov 1999		9 Nov 2008	5,139,010	10,031		200,625	4,928,354
17 May 1999	16.99	17 May 2000		17 May 2009	334,375	–		–	334,375
3 Jun 1999	16.32	3 Jun 2000		3 Jun 2009	200,625	–		–	200,625
31 Aug 1999	13.96	31 Aug 2000		31 Aug 2009	345,077	–		–	345,077
8 Nov 1999	16.96	8 Nov 2000		8 Nov 2009	5,020,310	–		150,469	4,869,841
30 Jun 2000	15.70	30 Jun 2001		30 Jun 2010	26,846	–		–	26,846
8 Feb 2000	13.26	8 Feb 2001		8 Feb 2010	100,312	–		33,437	66,875
13 Nov 2000	18.40	13 Nov 2001		13 Nov 2010	6,512,958	–		133,750	6,379,208
12 Nov 2001	21.37	12 Nov 2002		12 Nov 2011	7,705,072	–		133,750	7,571,322
25 Feb 2002	18.44	25 Feb 2003		25 Feb 2012	401,250	–		401,250	–
20 Nov 2002	10.66	20 Nov 2003	[2]	20 Nov 2012	7,446,133	23,406		107,000	7,315,727

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.96.
2	25 per cent of the original award is exercisable on each of the first, second, third and fourth anniversaries of the date of award. May be advanced to an earlier date in certain circumstances, e.g. retirement.

Household International, Inc.

1996 Long-Term Executive Incentive Compensation Plan1

HSBC Holdings ordinary shares of US$0.50 each

						Rights at	Rights		Rights	Rights at
Date of	Exercise	Exercisable	[2]	Exercisable	[2]	28 March	exercised	[3]	lapsed	31 December
award	price (US$)	from		until		2003	during year		during year	2003

15 Nov 2002	nil	15 Nov 2005		15 Nov 2007		9,228	–		2,006	7,222
20 Nov 2002	nil	20 Nov 2005		20 Nov 2007		2,053,238	8,828		82,962	1,961,448
2 Dec 2002	nil	2 Dec 2005		2 Dec 2007		10,701	–		–	10,701
16 Dec 2002	nil	16 Dec 2005		16 Dec 2007		37,852	–		2,006	35,846
20 Dec 2002	nil	20 Dec 2005		20 Dec 2007		185,914	5,350		–	180,564
2 Jan 2003[4]	nil	2 Jan 2006		2 Jan 2008		1,338	–		–	1,338
15 Jan 2003[5]	nil	15 Jan 2006		15 Jan 2008		33,438	–		–	33,438
3 Feb 2003[6]	nil	3 Feb 2006		3 Feb 2008		12,044	–		803	11,241
14 Feb 2003[7]	nil	14 Feb 2006		14 Feb 2008		307,893	–		40,125	267,768
3 Mar 2003[8]	nil	3 Mar 2006		3 Mar 2008		2,676	–		–	2,676

1	Awards of Restricted Stock Rights which represent a right to receive shares if the employee remains in the employment of Household at the date of vesting.
2	Restricted Stock Rights vest one-third on each of the third, fourth and fifth anniversaries of the date of award. Vesting may be advanced to an earlier date in certain circumstances, e.g. retirement.
3	The weighted average closing price of the shares immediately before the dates on which rights were exercised was £7.53.
4	The closing price per share on 1 Jan 2003 was £6.865.
5	The closing price per share on 14 Jan 2003 was £7.05.
6	The closing price per share on 2 Feb 2003 was £6.31.
7	The closing price per share on 13 Feb 2003 was £6.57.
8	The closing price per share on 2 Mar 2003 was £6.84.

Back to Contents

Household International, Inc.

Deferred Fee Plan for Directors

Prior to 28 March 2003, Household directors could choose to defer all or a portion of their cash compensation under the Deferred Fee Plan for directors. At the end of the deferred period selected by the director, all accumulated amounts will be paid in shares in one or more instalments. Following the acquisition of Household the rights to receive Household shares under the plan were converted into rights to receive HSBC Holdings ordinary shares. No further awards will be granted under this plan. A summary of the rights to receive HSBC Holdings ordinary shares under this plan is set out below. Full details are available on www.hsbc.com by selecting ‘Investor Centre’, then ‘Share Plans’.

HSBC Holdings ordinary shares of US$0.50 each

			Shares		[1]		Shares
			deferred at	Shares		Shares	deferred at
	Range of		28 March	delivered		lapsed	31 December
Dates of deferral	prices (US$)	Deferral period	2003	during year		during year	2003
1 Oct 1995 – 15 Jan 2003	5.42 – 25.40	1 Jan 2000 – 31 Dec 2021	195,089	1,209		5,474	188,406

1  The weighted average closing price of the shares immediately before the dates on which shares were delivered was £7.68.

Household International, Inc.

Deferred Phantom Stock Plan for Directors

In 1995, the Household Directors’ Retirement Income Plan was discontinued and the present value of a director’s accrued benefit was exchanged for a deferred right to receive Household shares. Following the acquisition of Household the rights to receive Household shares under the plan were converted into rights to receive HSBC Holdings ordinary shares. When a director dies or leaves the Board due to retirement or resignation, all accumulated amounts will be released in HSBC Holdings ordinary shares in one or more instalments. No further awards will be granted under this plan. A summary of the rights to receive HSBC Holdings ordinary shares under this plan is set out below. Full details are available on www.hsbc.com by selecting ‘Investor Centre’, then ‘Share Plans’.

HSBC Holdings ordinary shares of US$0.50 each

			Shares				Shares
			deferred at	Shares		Shares	deferred at
	Range of		28 March	delivered		lapsed	31 December
Dates of deferral	prices (US$)	Deferral period	2003	during year	[1]	during year	2003
30 Jan 1996 – 15 Jan 2003	7.75 – 25.40	1 Jan 2000 – 31 Dec 2020	111,857	9,389		–	102,468

1   The weighted average closing price of the shares immediately before the dates on which shares were delivered was £7.06

Household International, Inc.

Non-Qualified Deferred Compensation Plan for Restricted Stock Rights

HSBC Holdings ordinary shares of US $0.50 each

				Rights at	Rights	Rights	Rights at
Date of	Exercise	Exercisable	Exercisable	28 March	exercised	lapsed	31 December
award	price (US$)	from	until	2003	during year	during year	2003
10 May 2000	nil	10 May 2002	10 May 2005	294,329	–	–	294,329

Household International, Inc.

Non-Qualified Deferred Compensation Plan for Stock Option Exercises

HSBC Holdings ordinary shares of US $0.50 each

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	28 March	exercised	lapsed	31 December
award	price (US$)	from	until	2003	during year	during year	2003
2 Feb 1991	2.48	2 Feb 1992	15 Jul 2005	20,819	–	–	20,819

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

Beneficial Corporation 1990 Non-Qualified Stock Option Plan

HSBC Holdings ordinary shares of US$0.50 each

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	28 March	exercised		lapsed	31 December
award	price (US$)	from	until	2003	during year	[1]	during year	2003
18 Nov 1993	4.62	18 Nov 1994	18 Nov 2003	217,797	217,797		–	–
15 Nov 1994	4.56	15 Nov 1995	15 Nov 2004	145,831	42,149		–	103,682
15 Nov 1995	6.00	15 Nov 1996	15 Nov 2005	215,727	–		–	215,727
20 Nov 1996	7.86	20 Nov 1997	20 Nov 2006	313,162	–		–	313,162
13 Dec 1996	7.54	13 Dec 1997	13 Dec 2006	65,624	–		–	65,624
14 Nov 1997	9.20	14 Nov 1998	14 Nov 2007	131,248	–		–	131,248
19 Nov 1997	9.39	19 Nov 1998	19 Nov 2007	433,380	4,245		–	429,135
1 Dec 1997	9.68	1 Dec 1998	1 Dec 2007	65,624	–		–	65,624

1   The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.95

Beneficial Corporation BenShares Equity Participation Plan

HSBC Holdings ordinary shares of US$0.50 each

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	28 March	exercised		lapsed	31 December
award	price (US$)	from	until	2003	during year	[1]	during year	2003
31 Jan 1997	9.87	31 Jan 1998	31 Jan 2007	52,399	6,156		–	46,243
15 Nov 1997	11.04	15 Nov 1998	15 Nov 2007	70,062	6,977		821	62,264

1   The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.85

Renaissance Amended & Restated 1997 Incentive Plan

HSBC Holdings ordinary shares of US$0.50 each

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	28 March	exercised		lapsed	31 December
award	price (US$)	from	until	2003	during year	[1]	during year	2003
31 Oct 1997	1.25	31 Oct 1998	31 Oct 2007	4,739	–		–	4,739
1 Jan 1998	1.25	1 Jan 1999	1 Jan 2008	5,024	1,800		–	3,224
1 Oct 1998	1.74	1 Oct 1999	1 Oct 2008	2,810	–		–	2,810
1 Jan 1999	2.24	1 Jan 2000	1 Jan 2009	5,024	–		–	5,024

1    The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.53.

Valuation of freehold and leasehold land and buildings

HSBC’s freehold and long leasehold properties, together with all leasehold properties in Hong Kong, were revalued in September 2003 in accordance with HSBC’s policy of annual valuation. As a result of this revaluation, the net book value of land and buildings has decreased by US$352 million.

     Further details are included in Note 25 of the ‘Notes on the Financial Statements’.

Board of Directors

The objectives of the management structures within HSBC, headed by the Board of Directors of HSBC

Holdings and led by the Group Chairman, are to deliver sustainable value to shareholders. Implementation of the strategy set by the Board is delegated to the Group Management Board under the leadership of the Group Chief Executive.

     The Board of Directors meets regularly and Directors receive information between meetings about the activities of committees and developments in HSBC’s business. All Directors have full and timely access to all relevant information and may take independent professional advice if necessary.

     The names of the Directors serving at the date of this report, and brief biographical particulars for each, are listed on pages 184 to 186. There are eight executive Directors and 14 non-executive Directors, of whom the Board has determined 11 are

Back to Contents

independent. In reaching its determination of each non-executive Director’s independence the Board has concluded that there are no relationships or circumstances which are likely to affect the Director’s judgement and any relationships or circumstances which could appear to do so were considered not to be material.

     The Directors who served during the year were W F Aldinger, Sir John Bond, Lord Butler, R K F Ch’ien, C F W de Croisset, W R P Dalton, Baroness Dunn, D G Eldon, D J Flint, W K L Fung, S K Green, S Hintze, A W Jebson, Sir John Kemp-Welch, Lord Marshall, Sir Brian Moffat, Sir Mark Moody-Stuart, S W Newton, H Sohmen, C S Taylor, Sir Keith Whitson and Sir Brian Williamson.

     W F Aldinger was appointed a Director on 25 April 2003. Sir Keith Whitson retired as a Director on 30 May 2003 and C F W de Croisset retired as a Director on 27 February 2004.

     R A Fairhead and M F Geoghegan were appointed Directors with effect from 1 March 2004. Having been appointed since the Annual General Meeting in 2003, they will retire at the forthcoming Annual General Meeting and offer themselves for re-election.

     Lord Butler, W R P Dalton, Baroness Dunn, W K L Fung, S Hintze, Sir John Kemp-Welch, Lord Marshall, Sir Mark Moody-Stuart and H Sohmen will retire by rotation at the forthcoming Annual General Meeting. With the exception of W R P Dalton and Lord Marshall, who are to retire, they will offer themselves for re-election.

     MWM Consulting was commissioned to undertake an independent performance evaluation of the Board and its committees. This evaluation covered board structure, dynamics, capabilities and processes; corporate governance; strategic clarity and alignment; and the performance of individual Directors, including that of the Group Chairman. The assessment report of the Board and its committees has been reviewed by the Board and has been used by the non-executive Directors, led by Sir Brian Moffat, in their evaluation of the performance of the Group Chairman.

     Following this review the Group Chairman has confirmed that the Directors standing for re-election at the Annual General Meeting continue to perform effectively and demonstrate commitment to their roles. It is the intention of the Board of HSBC

Holdings to continue to review its performance and that of its Directors annually.

     Seven regular Board meetings were held during 2003. Sir John Bond, Baroness Dunn, Sir Brian Moffat, S K Green, A W Jebson, R K F Ch’ien, C F W de Croisset, W R P Dalton, D G Eldon, D J Flint, W K L Fung, S Hintze, Sir John Kemp-Welch, Sir Mark Moody-Stuart and S W Newton attended all of the Board meetings. Lord Butler, Lord Marshall, H Sohmen, C S Taylor and Sir Brian Williamson attended six of the Board meetings. Sir Keith Whitson attended all three Board meetings held before his retirement and W F Aldinger attended all four Board meetings held following his appointment.

     During 2003 the Chairman held three meetings with the non-executive Directors without other executives being present and there was one meeting of the non-executive Directors without the Chairman being present. In addition an informal meeting of Directors relating to the acquisition of Household was held in March 2003.

     In addition to the meetings of the principal committees referred to below, 18 meetings of committees of the Board were held during the year to discharge business delegated by the Board.

     The Board ensures all Directors, including non-executive Directors, develop an understanding of the views of major shareholders through attendance at analyst meetings following results announcements and other ad hoc meetings with investors and their representative bodies. An Investor Day, attended by executive and non-executive Directors, was held in November 2003 to launch HSBC’s strategy for 2004 to 2008.

     Sir Brian Moffat, Deputy Chairman and senior independent non-executive Director, is available to shareholders should they have concerns which contact through the normal channels of Group Chairman, Group Chief Executive, Group Finance Director or other executives has failed to resolve or for which such contact would be inappropriate. Sir Brian Moffat may be contacted through the Group Company Secretary at 8 Canada Square, London E14 5HQ.

     The Group Chairman’s principal commitments outside HSBC are as a non-executive Director of Ford Motor Company and a member of the Court of the Bank of England. During 2003 he ceased to be Chairman of The Institute of International Finance, Inc.

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

     Full, formal and tailored induction programmes are arranged for newly appointed Directors and opportunities to update and develop skills and knowledge are provided to Directors. The terms and conditions of appointments of non-executive Directors are available for inspection at 8 Canada Square, London E14 5HQ and will be made available for 15 minutes before the Annual General Meeting and at the Meeting itself.

     None of the Directors had, during the year or at the end of the year, a material interest, directly or indirectly, in any contract of significance with HSBC Holdings or any of its subsidiary undertakings.

Board committees

The Board has appointed a number of committees consisting of certain Directors, Group Managing Directors and, in the case of the Corporate Social Responsibility Committee, certain co-opted non-Director members. The following are the principal committees:

Group Management Board

The Group Management Board (formerly called the Group Executive Committee) meets regularly and operates as a general management committee under the direct authority of the Board. The current members of the Group Management Board are S K Green (Chairman), Sir John Bond, W F Aldinger, W R P Dalton, D G Eldon, D J Flint, M F Geoghegan and A W Jebson, all of whom are executive Directors, and C-H Filippi, S T Gulliver, J J Studzinski and Y A Nasr, all of whom are Group Managing Directors.

     The Group Management Board exercises the powers, authorities and discretions of the Board in so far as they concern the management and day to day running of HSBC in accordance with such policies and directions as the Board may from time to time determine. Matters reserved for approval by the Board include annual plans and performance targets, procedures for monitoring and control of operations, specified senior appointments, acquisitions and disposals above predetermined thresholds and any substantial change in balance sheet management policy. The Group Management Board sub-delegates credit, investment and capital expenditure authorities to its members.

Group Audit Committee

The Group Audit Committee meets regularly with HSBC’s senior financial, internal audit, legal and compliance management and the external auditor to consider HSBC Holdings’ financial reporting, the nature and scope of audit reviews and the effectiveness of the systems of internal control and compliance. The members of the Group Audit Committee during 2003 were Sir Brian Moffat (Chairman), R K F Ch’ien and Sir John Kemp-Welch, all of whom are independent non-executive Directors. R A Fairhead, an independent non-executive Director, was appointed a member of the Committee with effect from 1 March 2004.

     The Board has determined that Sir Brian Moffat, a fellow of the Institute of Chartered Accountants, may be regarded as an audit committee financial expert for the purposes of section 407 of the Sarbanes-Oxley Act.

     Appointments to the Committee are now made for periods up to three years, extendable by no more than two additional three-year periods, so long as members continue to be independent.

     Formal and tailored induction programmes are held for newly appointed Committee members and appropriate training is provided on an ongoing and timely basis.

     All Group Audit Committee members attended each of the five meetings held during 2003.

     At the beginning of each meeting the Committee meets with the external auditor, without management present, to facilitate the discussion of any matter relating to its remit and any issue arising from the audit. Similar arrangements have been adopted for the Committee to meet with the internal auditor.

     The terms of reference of the Committee, which are reviewed annually, are available on www.hsbc.com by selecting ‘About HSBC’, then ‘Board of Directors’, then ‘Board Committees’.

     The Group Audit Committee is accountable to the Board and assists the Board in meeting its responsibilities in ensuring an effective system of internal control and compliance and for meeting its external financial reporting obligations. The Committee is directly responsible on behalf of the Board for the selection, oversight and remuneration of the external auditor. At each meeting, the Committee receives comprehensive reports from

Back to Contents

each of the Head of Group Compliance, the Group General Manager Legal and Compliance, and the Group General Manager Internal Audit and receives periodic presentations from other functional heads and line management.

     The key processes used to review the effectiveness of the system of internal control include the regular reports from the heads of key risk functions; the production and regular updating of summaries of key controls applied by subsidiary companies measured against HSBC benchmarks which cover all internal controls, both financial and non-financial; annual confirmations from chief executives of principal subsidiary companies that there have been no material losses; contingencies or uncertainties caused by weaknesses in internal controls; internal audit reports; external audit reports; prudential reviews; and regulatory reports.

     The Committee reports on its activities at each Board meeting and, twice annually, produces a written summary of such activity.

     The Committee has approved procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

     To ensure continuing auditor objectivity and to safeguard the independence of HSBC's auditors the Committee has determined a framework for the type and authorisation of non-audit services which KPMG may provide.

     The Group Audit Committee has adopted policies for the pre-approval of specific services that may be provided by the principal auditor (KPMG) during 2003 and 2004. These policies are kept under review and amended as necessary to meet the dual objectives of ensuring that HSBC benefits in a cost effective manner from the cumulative knowledge and experience of its auditors whilst also ensuring that the auditors maintain the necessary degree of independence and objectivity. These pre-approval policies apply to all services where HSBC Holdings or any of its subsidiaries pays for the service, or is a beneficiary or addressee of the service and has selected the service provider, or influences the choice of service provider. All services entered into with KPMG Audit Plc and its affiliates (‘KPMG’) after 5 May 2003 were pre-approved by the Group Audit

Committee or were entered into under pre-approval policies established by the Group Audit Committee.

     The pre-approved services relate to the provision of objective advice, attestation type services or opinions on areas such as controls and are an input into management decision making. They fall into the following four categories:

Audit services

In addition to the statutory audit appointments that are approved by the Group Audit Committee, this category includes services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements, such as reviews of interim financial information, letters to securities underwriters in connection with debt or equity offerings, the inclusion of auditors’ reports in filings with the SEC and certain reports on internal control over financial reporting.

Audit-related services

These services are those provided by the principal auditor that are reasonably related to the performance of the audit or review of the Group’s financial statements. Examples of such services are due diligence services provided in connection with potential acquisitions, audits or reviews of employee benefit plans, ad hoc attestation or agreed-upon procedures reports (including reports requested by regulators), and accounting and regulatory advice on actual or contemplated transactions.

Tax services

This category includes both tax advice and compliance services. Examples of such services are advice on national and local income taxation matters, (including assistance in data gathering for preparation, review and submission as agent of tax filings), advice on tax consequences of management-proposed transactions and assistance in responding to tax examinations by governmental authorities. The pre-approved tax services explicitly exclude proposals for tax structures unconnected with a contemplated transaction whose main motive is to reduce taxation.

Other services

This category includes various other assurance and advisory services such as training or advice or assurance provided on specific elements of financial data and models, IT security and advice, and providing due diligence on financial reviews of HSBC customers and private equity investments.

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

     The remuneration paid to KPMG for each of the last three years is disclosed in Note 5(d) of the ‘Notes on the Financial Statements’.

Remuneration Committee

The role of the Remuneration Committee and its membership are set out in the Directors’ Remuneration Report on page 213.

Nomination Committee

The Nomination Committee carries out the process of nominating candidates to fill vacancies on the Board of Directors. Nominations are considered by the Board. All Directors are subject to election by shareholders at the Annual General Meeting following their appointment and to re-election at least every three years. The members of the Nomination Committee during 2003 were Baroness Dunn, Lord Butler, H Sohmen and Sir Brian Moffat. During 2003 Sir Brian Moffat succeeded Baroness Dunn as Chairman of the Committee and H Sohmen stepped down as a member of the Committee.

     There was one Nomination Committee meeting during 2003 which all members attended.

     The terms of reference of the Committee are available on www.hsbc.com by selecting ‘About HSBC’, then ‘Board of Directors’, then ‘Board Committees’.

     The Nomination Committee is responsible for leading the process for Board appointments and for identifying and nominating, for approval of the Board, candidates for appointments to the Board.

     The Committee makes recommendations to the Board concerning plans for succession for both executive and non-executive directors; the appointment of any director to executive or other office; suitable candidates for the role of senior independent director; the re-election by shareholders of directors retiring by rotation; the renewal of the terms of office of non-executive directors; membership of Board Committees, in consultation with the Group Chairman and the chairmen of such committees as appropriate; any matters relating to the continuation in office of any director at any time; directors’ fees and committee fees for the Company and any of its subsidiaries as appropriate; and appointments and re-appointments to the Boards of Directors of major subsidiary companies as appropriate.

     The Committee regularly reviews the structure, size and composition of the Board and keeps under review the leadership needs of HSBC with a view to ensuring the continued ability of HSBC to compete effectively in the marketplace.

     The Board has satisfied itself that the Nomination Committee has in place appropriate plans for orderly succession to the Board and Senior Management positions as well as procedures to ensure an appropriate balance of skills and experience within HSBC and on the Board.

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee held its first meeting in February 2004. The Committee is responsible for overseeing Corporate Social Responsibility and Sustainability policies, principally environmental, social and ethical matters and for advising the Board, committees of the Board and executive management on such matters. The terms of reference of the Committee are available on www.hsbc.com by selecting ‘About HSBC’, then ‘Board of Directors’ then ‘Board Committees’. The members of the Committee are Lord Butler (Chairman), W K L Fung, S Hintze, C S Taylor, all of whom are independent non-executive Directors, and Baroness Brigstocke, G V I Davis and Lord May, who are co-opted non-Director members of the Committee.

     Since 1999 Lord Butler has, at the Board’s request, taken a policy overview of HSBC in the Community, the principal objectives of which are to support access to primary and secondary education for those who are disadvantaged, and the environment. Considerable progress continues to be made in these important areas. These responsibilities now come under the overview of the Corporate Social Responsibility Committee of which Lord Butler is Chairman.

     Further information is available in the HSBC in Society: Corporate Social Responsibility Report 2003 brochure.

Corporate governance

HSBC is committed to high standards of corporate governance. HSBC Holdings complied throughout the year with the best practice provisions of the Combined Code on corporate governance appended to the Listing Rules of the Financial Services Authority and with the provisions of Appendix 14 to

Back to Contents

the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong.

     The Combined Code was substantially revised during the year. The new Code will apply for the next and subsequent reporting years.

Differences in UK/New York Stock Exchange corporate governance practices

In November 2003, the US Securities and Exchange Commission approved the New York Stock Exchange’s (‘NYSE’) new corporate governance rules for listed companies. Under these new rules, as a NYSE-listed foreign private issuer, HSBC Holdings must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards. HSBC Holdings believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies.

     US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company incorporated in the United Kingdom to include in its Annual Report and Accounts a narrative statement of how it has applied the principles of the Combined Code on Corporate Governance appended to the Listing Rules (‘Combined Code’) and a statement as to whether or not it has complied with the best practice provisions of the Combined Code throughout the accounting period covered by the Annual Report and Accounts. A company that has not complied with the Code provisions, or complied with only some of the Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. As stated on page 204 above, HSBC Holdings complied throughout 2003 with the best practice provisions of the Combined Code. The Combined Code does not require HSBC Holdings to disclose the full range of corporate governance guidelines with which it complies.

     Under NYSE standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. HSBC’s Nomination Committee, which follows the requirements of the Combined Code, includes a majority of members who are independent. All members of the Committee are non-executive Directors and the Committee chairman is an independent non-executive Director. The Committee’s terms of reference do not require the Committee to develop and recommend corporate governance principles for HSBC Holdings. As stated above, HSBC Holdings is subject to the corporate governance principles of the Combined Code.

     Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During 2003, HSBC Holdings’ non-executive Directors met three times as a group with the Group Chairman, but with no other executive Directors present, and met once as a group without the Group Chairman or other executive Directors present. HSBC Holdings’ practice, in this regard, complies with the Combined Code.

     In accordance with the requirements of the Combined Code, HSBC Holdings discloses in its annual report how the Board, its committees and the Directors are evaluated and the results of the evaluation (on pages 214 to 218) and it provides extensive information regarding Directors’ compensation in the Directors’ Remuneration Report (on pages 223 to 229). The terms of reference of HSBC Holdings’ Audit, Nomination and Remuneration Committees are available on www.hsbc.com by selecting ‘About HSBC’, then ‘Board of Directors’, then ‘Board Committees’.

     NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. In addition to the Group Business Principles and Values, which apply to the employees of all HSBC companies, pursuant to the requirements of the Sarbanes-Oxley Act the Board of HSBC Holdings has adopted a Code of Ethics applicable to the Group Chairman, the Group Finance Director and Group Chief Accounting Officer. HSBC Holdings’ Code of Ethics is available on www.hsbc.com by selecting ‘Investor Centre’, then ‘Corporate

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

Governance’, then ‘Obligations of Senior Financial Officers’. The Group Business Principles and Values is available on www.hsbc.com by selecting ‘About HSBC’, then ‘HSBC in Society’, then ‘Living Our Values’, then ‘Our People’.

     Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors. Currently, half of HSBC Holdings’ Directors are independent. The NYSE rules include detailed tests for determining director independence while the Combined Code, which is followed by HSBC Holdings, prescribes a more general standard for determining director independence. The Combined Code requires a company’s board to assess director independence by affirmatively concluding that the director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement.

     Lastly, a chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, HSBC Holdings’ Group Chairman is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both US companies and foreign private issuers, the Group Chairman is required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to HSBC Holdings.

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

     The key procedures that the Directors have established are designed to provide effective internal control within HSBC and accord with the Internal Control Guidance for Directors on the Combined Code issued by the Institute of Chartered Accountants in England and Wales. Such procedures have been in place throughout the year and up to 1 March 2004, the date of approval of the Annual Report and Accounts. In the case of companies acquired during the year, including Household, the internal controls in place are being reviewed against HSBC’s benchmarks and integrated into HSBC’s systems. HSBC’s key internal control procedures include the following:

•	Authority to operate the various subsidiaries is delegated to their respective chief executive officers within limits set by the Board of Directors of HSBC Holdings or by the Group Management Board under powers delegated by the Board. Sub-delegation of authority from the Group Management Board to individuals requires these individuals, within their respective delegation, to maintain a clear and appropriate apportionment of significant responsibilities and to oversee the establishment and maintenance of systems of controls appropriate to the business. The appointment of executives to the most senior positions within HSBC requires the approval of the Board of Directors of HSBC Holdings.

•	Functional, operating, financial reporting and certain management reporting standards are established by Group Head Office management for application across the whole of HSBC. These are supplemented by operating standards set by functional and local management as required for the type of business and geographical location of each subsidiary.

•	Systems and procedures are in place in HSBC to identify, control and report on the major risks including credit, changes in the market prices of financial instruments, liquidity, operational error, breaches of law or regulations, unauthorised activities and fraud. Exposure to these risks is monitored by asset and liability committees and executive committees in subsidiaries and by the Group Management Board for HSBC as a whole.

•	Comprehensive annual financial plans are

Back to Contents

prepared by subsidiaries and by each customer group and are reviewed and approved at Group Head Office. Results are monitored regularly and reports on progress as compared with the related plan are prepared throughout HSBC each quarter. Plans are prepared by major operating subsidiaries and for each customer group at least every five years.

•	Centralised functional control is exercised over all computer system developments and operations. Common systems are employed where possible for similar business processes. Credit and market risks are measured and reported on in subsidiaries and aggregated for review of risk concentrations on a group-wide basis.

•	Responsibilities for financial performance against plans and for capital expenditure, credit exposures and market risk exposures are delegated with limits to line management in the subsidiaries. In addition, functional management in Group Head Office has been given responsibility to set policies, procedures and standards in the areas of: finance; legal and regulatory compliance; internal audit; human resources; credit; market risk; operational risk; computer systems and operations; property management; and for certain global product lines.

•	Policies and procedures to guide subsidiary companies and management at all levels in the conduct of business to safeguard the Group’s reputation are established by the Board of HSBC Holdings, the Group Management Board, subsidiary company boards, board committees or senior management. Reputational risks can arise from social, ethical or environmental issues, or as a consequence of operational risk events. As a banking group, HSBC’s good reputation depends upon the way in which it conducts its business but it can also be affected by the way in which clients, to which it provides financial services, conduct their business. The internal audit function, which is centrally controlled, monitors compliance with policies and standards and the effectiveness of internal control structures across the whole of HSBC. The work of the internal audit function is focused on areas of greatest risk to HSBC as determined by a risk management approach. The head of this function reports to the Group

Chairman and the Group Audit Committee.

     The Group Audit Committee has kept under review the effectiveness of this system of internal control and has reported regularly to the Board of Directors. The key processes used by the Committee in carrying out its reviews include: regular reports from the heads of key risk functions; the production and regular updating of summaries of key controls applied by subsidiary companies measured against HSBC benchmarks which cover all internal controls, both financial and non-financial; annual confirmations from chief executives of principal subsidiary companies that there have been no material losses, contingencies or uncertainties caused by weaknesses in internal controls; internal audit reports; external audit reports; prudential reviews; and regulatory reports.

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

     The safeguarding of HSBC’s reputation is of paramount importance to its continued prosperity and is the responsibility of every member of staff. HSBC has always aspired to the highest standards of conduct and, as a matter of routine, takes account of reputational risks to its business. The training of Directors on appointment includes reputational matters.

     Reputational risks, including SEE matters, are considered and assessed by the Board, the Group Management Board, subsidiary company boards, board committees and/or senior management during the formulation of policy and the establishment of HSBC standards. Standards on all major aspects of business are set for HSBC Group and for individual subsidiary companies, businesses and functions. These policies, which form an integral part of the internal control systems, are communicated through

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

manuals and statements of policy and are promulgated through internal communications. The policies cover SEE issues and set out operational procedures in all areas of reputational risk, including money laundering deterrence, environmental impact, anti-corruption measures and employee relations. The policy manuals address risk issues in detail and co-operation between head office departments and businesses is required to ensure a strong adherence to HSBC’s risk management system and its corporate social responsibility practices.

     Internal controls are an integral part of how HSBC conducts its business. HSBC’s manuals and statements of policy are the foundation of these internal controls. There is a strong process in place to ensure controls operate effectively. Any significant failings are reported through the control mechanisms, internal audit and compliance functions to subsidiary company audit committees and to the Group Audit Committee, which keeps under review the effectiveness of the system of internal controls and reports regularly to HSBC Holdings’ Board. In addition, all HSBC businesses and major functions are required to review their control procedures and to make regular reports about any losses arising from operational risks.

     KPMG continues to assist HSBC in its quantification of the key direct environmental impact of its principal operations around the world. This third party scrutiny of the environmental reporting system supports HSBC’s internal risk management procedures. HSBC is a participant in the Dow Jones Sustainability, FTSE4Good and Business in the Environment indices. Further details are contained in the HSBC in Society: Corporate Social Responsibility Report 2003.

Health and safety

The maintenance of appropriate health and safety standards throughout HSBC remains a key responsibility of all managers and HSBC is committed to actively managing all health and safety risks associated with its business. HSBC’s objectives are to identify, remove, reduce or control material risks of fires and of accidents or injuries to employees and visitors.

     Health and Safety Policies, Group standards and procedures are set by Group Fire and Safety and are implemented by Health, Safety and Fire Co-

ordinators based in each country in which HSBC operates.

     HSBC faces a range of threats from terrorists and criminals across the world. In particular, over the past year the threat from international terrorism has become significant in a number of areas where HSBC operates. This threat has mainly manifested itself in bomb attacks such as the one in Istanbul last year in which HSBC’s Turkish headquarters building was attacked. Despite suffering tragic loss of life and major damage, existing security measures and well-managed contingency procedures ensures the business was able to return to normal operations the following day.

     Group Security provides regular risk assessments in areas of increased risk to assist management in judging the level of terrorist threat. In addition, Regional Security functions conduct regular security reviews to ensure measures to protect HSBC staff, buildings, assets and information are appropriate for the level of threat.

Communication with shareholders

Communication with shareholders is given high priority. Extensive information about HSBC’s activities is provided in the Annual Report and Accounts, Annual Review, HSBC in Society: Corporate Social Responsibility Report 2003, and the Interim Report which are sent to shareholders. There is regular dialogue with institutional investors and enquiries from individuals on matters relating to their shareholdings and the business of HSBC are welcomed and are dealt with in an informative and timely manner. All shareholders are encouraged to attend the Annual General Meeting or the informal meeting of shareholders held in Hong Kong to discuss the progress of HSBC.

Directors’ interests

According to the registers of Directors’ interests maintained by HSBC Holdings pursuant to section 325 of the Companies Act 1985 and section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at the year-end had the following interests in the shares and loan capital of HSBC, all beneficial unless otherwise stated.

     Under the Securities and Futures Ordinance, share options and American Depositary Shares are classified as interests in equity derivatives and are disclosed as such in the following table.

Back to Contents

	At 1 January 2003		At 31 December 2003

									Jointly							Percentage
				Child					with							of ordinary
HSBC Holdings	Total		Beneficial	under 18			Beneficiary		another			Equity		Total		shares
ordinary shares of	Interests	[1]	owner	or spouse	Trustee		of a trust		person	Other		derivatives		interests	[1]	in issue
US$0.50

W F Aldinger	32,658,707	[2,3]	–	–	15,125	[4]	13,404,711	[5]	–	–		12,994,749	[6]	26,414,585		0.24
Sir John Bond	735,070	[3]	338,303	3,468	–		538,605	[7]	62,831	–		2,798	[8]	946,005		0.01
R K F Ch’ien	24,273		45,860	–	–		–		–	–		–		45,860		0.00
C F W de Croisset	38,611,219		37,441	–	–		32,775,055	[9]	–	–		3,036,000	[10]	35,848,496		0.33
W R P Dalton	370,075	[3]	36,441	–	–		324,245	[7]	–	–		2,798	[8]	363,484		0.00
Baroness Dunn	136,172		130,362	–	–		–		–	24,000	[4]	–		154,362		0.00
D G Eldon	312,062	[3]	–	905	–		289,829	[7]	46,189	–		–		336,923		0.00
D J Flint	294,220	[3]	50,051	1,877			332,168	[7]	–	–		29,617	[8]	413,713		0.00
W K L Fung	328,000		328,000	–	–		–		–	–		–		328,000		0.00
S K Green	452,946	[3]	138,706	15,052	45,000	[4]	380,097	[7]	–	–		3,070	[8]	581,925		0.01
S Hintze	–		2,037	–	–		–		–	–		–		2,037		0.00
A W Jebson	278,486	[3]	57,794	–	–		347,381	[7]	–	–		1,434	[8]	406,609		0.00
Sir John Kemp-Welch	406,800		50,000	5,000	356,800	[4]	–		–	–		–		411,800		0.00
Lord Marshall	7,578		7,956	–	–		–		–	–		–		7,956		0.00
Sir Brian Moffat	5,640		–	–	–		–		10,746	–		–		10,746		0.00
Sir Mark Moody-Stuart	5,840		5,000	840	–		–		–	–		–		5,840		0.00
S W Newton	–		5,000	–	–		–		–	–		–		5,000		0.00
H Sohmen	2,886,774		–	389,374	–		–		–	2,552,066	[11]	–		2,941,440		0.03
C S Taylor	500		9,500	–	–		–		–	–		500	[12]	10,000		0.00
Sir Brian Williamson	14,500		15,222	–	–		–		–	–		–		15,222		0.00

1	Under the Securities and Futures Ordinance of Hong Kong the share interests of a Director include options over shares. The share interests of the following Directors under the Companies Act 1985 (i.e. excluding options) at 1 January 2003, or date of appointment if later, were W F Aldinger 2,321,782; Sir John Bond 657,272; C F W de Croisset 35,664; W R P Dalton 242,300; D G Eldon 235,562; D J Flint 264,603; S K Green 450,448; and A W Jebson 277,052 and at 31 December 2003 were W F Aldinger 2,339,636; Sir John Bond 943,207; C F W de Croisset 37,441; W R P Dalton 360,686; D G Eldon 336,923; D J Flint 384,096; S K Green 578,855 and A W Jebson 405,175.
2	Interests at 25 April 2003 – date of appointment.
3	Includes awards under Restricted Share Plan, further details of which are set out on page 228.
4	Non-beneficial.
5	Following the acquisition of Household in March 2003, outstanding options and other equity-based awards over Household shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the offer for Household (2.675 HSBC Holdings ordinary shares for each Household common share). HSBC Holdings ordinary shares, which may be used to satisfy the exercise of these options or equity-based awards, were purchased by the HSBC (Household) Employee Benefit Trust 2003. Mr Aldinger has options over 11,630,900 HSBC Holdings ordinary shares, further details of which are set out in the section headed ‘share options’ in the Directors’ Remuneration Report. However, as a potential beneficiary of the Trust he is deemed to have a technical interest in all of the 12,444,049 shares held by the Trust. The number shown above therefore comprises the 12,444,049 HSBC Holdings ordinary shares held by the Trust at 31 December 2003 and Mr Aldinger’s awards of 960,662 HSBC Holdings ordinary shares held under the Restricted Share Plan, further details of which are set out on page 228.
6	Comprises options to acquire 11,630,900 HSBC Holdings ordinary shares following the conversion of options held over shares of Household (further details of which are set out in the section headed ‘share options’ in the Directors’ Remuneration Report) and 272,769.8 listed American Depositary Shares, representing 1,363,849 HSBC Holdings ordinary shares, which under the Securities and Futures Ordinance of Hong Kong are categorised as equity derivatives.
7	Awards held under the Restricted Share Plan, further details of which are set out on page 228.
8	Options to acquire HSBC Holdings ordinary shares, further details of which are set out in the section headed ‘share options’ in the Directors’ Remuneration Report.
9	Following the acquisition of CCF in 2000, CCF shares issued following the exercise of options over CCF shares became exchangeable for HSBC Holdings ordinary shares in the same ratio as the exchange offer for CCF (13 HSBC Holdings ordinary shares for each CCF share). HSBC Holdings ordinary shares, which may be used to satisfy the exchange of CCF shares for HSBC Holdings ordinary shares following exercise of these options, were purchased by The HSBC Holdings Employee Benefit Trust 2001 (No. 1). Mr de Croisset has options over CCF shares that are exchangeable for 2,418,000 HSBC Holdings ordinary shares, further details of which are set out in the section headed ‘share options’ in the Directors’ Remuneration Report. However, as a potential beneficiary of the Trust, he is deemed to have a technical interest in all 32,775,055 HSBC Holdings ordinary shares held by the Trust at 31 December 2003.
10	Comprises options to acquire 618,000 HSBC Holdings ordinary shares under the HSBC Holdings Group Share Option Plan and options over CCF shares that are exchangeable for 2,418,000 HSBC Holdings ordinary shares, further details of which are set out in the section headed ‘share options’ in the Directors’ Remuneration Report.
11	Interests held by private investment companies.
12	Under the Securities and Futures Ordinance of Hong Kong interests in listed American Depositary Shares are categorised as equity derivatives.

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

     Sir John Bond has an interest as beneficial owner in £290,000 of HSBC Capital Funding (Sterling 1) L.P. 8.208 per cent Non-cumulative Step-up Perpetual Preferred Securities, which he held throughout the year.

     D G Eldon has an interest as beneficial owner in 300 Hang Seng Bank Limited ordinary shares of HK$5.00 each, which he held throughout the year.

     S K Green has an interest as beneficial owner in €75,000 of HSBC Holdings plc 5½ per cent Subordinated Notes 2009 and in £100,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005, which he held throughout the year.

     H Sohmen has a corporate interest in £1,200,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005 and his spouse has an interest in US$3,000,000 of HSBC Bank plc Senior Subordinated Floating Rate Notes 2009, which were held throughout the year. H Sohmen’s spouse also has an interest in 107,800 ordinary shares of US$100 each in International United Shipping and Investment Company, an associated corporation of HSBC, representing 35 per cent of the ordinary shares in issue, which she held throughout the year. During the year, H Sohmen ceased to have an interest through a corporate body in US$3,000,000 of HSBC Capital Funding (Dollar 1) L.P. 9.547 per cent Non-cumulative Step-up Perpetual Preferred Securities, Series 1 and in US$2,900,000 of HSBC Finance Nederland BV 7.40 per cent securities 2003.

     As Directors of CCF S.A., C F W de Croisset, W R P Dalton and S K Green each had an interest as beneficial owner in one share of €5 each in that company, which they held throughout the year. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of CCF.

     No directors held any short positions as defined in the Securities and Futures Ordinance of Hong Kong. Save as stated above and in the Directors' Remuneration Report, none of the Directors had an interest in any shares or debentures of any HSBC corporation at the beginning or at the end of the year, and none of the Directors or members of their immediate family was awarded or exercised any right to subscribe for any shares or debentures during the period.

     Since the end of the year, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

					Child
	Beneficial				under 18		Beneficiary
	owner		Trustee		or spouse		of a trust		Other

W F Aldinger	–		–		–		7,584	[1]	–
Sir John Bond	48	[2]	–		25	[3]	4,840	[4]	–
R K F Ch’ien	362	[5]	–		–		–		–
C F W de Croisset	296	[5]	–		–		–		–
W R P Dalton	300	[6]	–		–		2,559	[1]	–
Baroness Dunn	929	[5]	–		–		–		–
D G Eldon	364	[5]	–		7	[5]	2,286	[1]	–
D J Flint	407	[7]	–		14	[3]	2,621	[1]	–
S K Green	1,108	[8]	355	[5]	119	[5]	2,999	[5]	–
A W Jebson	456	[5]	–		–		2,744	[1]	–
Lord Marshall	63	[5]	–		–		–		–
Sir Brian Moffat	45	[5]	–		–		–		–
H Sohmen	–		–		7,692	[5]	–		15,529	[9]
Sir Brian Williamson	120	[5]	–		–		–		–

1	Scrip dividend on awards held under Restricted Share Plan.
2	Comprises the automatic reinvestment of dividend income by an Individual Savings Account and Personal Equity Plan manager (31 shares) and the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through normal monthly contributions and the reinvestment of dividends on shares held in the plan (17 shares).
3	The automatic reinvestment of dividend income by an Individual Savings Account and Personal Equity Plan manager.
4	Comprises scrip dividend on awards held under Restricted Share Plan (4,253 shares) and on shares held in a Trust (587 shares).
5	Scrip dividend.
6	Comprises scrip dividend on shares held as beneficial owner (283 shares) and the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through normal monthly contributions and the reinvestment of dividends on shares held in the plan (17 shares).
7	Comprises scrip dividend on shares held as beneficial owner (357 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through normal monthly contributions and the reinvestment of dividends on shares held in the plan (17 shares) and the automatic reinvestment of a cash dividend by an Individual Savings Account and Personal Equity Plan manager (33 shares).
8	Comprises scrip dividend on shares held as beneficial owner (1,091 shares) and the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through normal monthly contributions and the reinvestment of dividends on shares held in the plan (17 shares).
9	Comprises scrip dividend on interests held by private investment companies.

     There have been no other changes in Directors’ interests from 31 December 2003 to the date of this Report. Any subsequent changes up to the last practicable date before the publication of the ‘Notice of Annual General Meeting’ will be set out in the notes to that Notice.

     At 31 December 2003, Directors and Senior Management held, in aggregate, beneficial interests in 17,038,126 HSBC Holdings ordinary shares (0.2 per cent of the issued ordinary shares).

Back to Contents

Employee involvement

HSBC Holdings continues to regard communication with its employees as a key aspect of its policies. Information is given to employees about employment matters and about the financial and economic factors affecting HSBC’s performance through management channels, an intranet site accessible to all HSBC’s employees worldwide, in-house magazines and by way of attendance at internal seminars and training programmes. Employees are encouraged to discuss operational and strategic issues with their line management and to make suggestions aimed at improving performance. The involvement of employees in the performance of HSBC is further encouraged through participation in bonus and share option plans as appropriate.

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

     Copies of, and information about, the Code are available from: The Department of Trade and Industry, 1 Victoria Street, London SW1H 0ET.

     It is HSBC Holdings’ practice to organise payment to its suppliers through a central accounts function operated by its subsidiary undertaking, HSBC Bank plc. Included in the balance with HSBC

Bank plc is the amount due to trade creditors which, at 31 December 2003, represented 15 days’ average daily purchases of goods and services received from such creditors, calculated in accordance with the Companies Act 1985, as amended by Statutory Instrument 1997/571.

Notifiable interests in share capital

According to the register maintained under section 211 of the Companies Act 1985, Legal and General Investment Management Limited notified HSBC Holdings on 11 June 2002 that it had an interest at that date in 284,604,788 HSBC Holdings ordinary shares, representing 3.01 per cent of the ordinary shares in issue at that date.

     No substantial interest, being 5 per cent or more, in any of the equity share capital is recorded in the register maintained under section 336 of the Securities and Futures Ordinance of Hong Kong.

Dealings in HSBC Holdings shares

On 8 May 2003, HSBC Life (International) Limited sold 20,902 HSBC Holdings ordinary shares of US$0.50 each on the London Stock Exchange at 708.26 pence per share. Save for this and dealings as intermediaries by HSBC Bank plc and HSBC CCF Financial Products (France) SNC, which are members of a European Economic Area exchange, neither HSBC Holdings nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings during the 12 months ended 31 December 2003.

Connected transactions

The following constituted connected transactions under the rules of The Stock Exchange of Hong Kong Limited.

     In March 2003 CCF, a subsidiary of HSBC Holdings, agreed to acquire 11.81 per cent of the capital of Banque Eurofin S.A. (‘Eurofin’) from Gérard de Bartillat (4.41 per cent) and a company owned by the Bartillat Family (7.40 per cent). Gérard de Bartillat was also a Director and the Chief Executive Officer of Eurofin. The consideration of €24.2 million in cash was paid on completion. In April 2003, CCF agreed to acquire 50.03 per cent of the capital of Société des Cadres Banque Eurofin S.A.S, which in turn owned 1.18 per cent of Eurofin, from a company owned by the Bartillat Family. The

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

consideration of €1.43 million in cash was paid on completion.

In May 2003 HSBC Mexico (formerly GF Bital), a subsidiary of HSBC Holdings, agreed to acquire, subject to regulatory approval, 49 per cent of the capital of Seguros Bital, S.A. de C.V. (‘Seguros Bital’) held by ING Insurance International B.V. for a consideration of US$148 million. The transaction increased HSBC Mexico’s interest in Seguros Bital from 51 per cent to 100 per cent.

     In September 2003 Elysées Gestion, a subsidiary of HSBC Holdings, agreed to acquire 49 per cent of the capital of Elysées Fonds from Médéric-Prévoyance and URRPIMMEC. The consideration of €14 million in cash was paid on completion. The transaction increased Elysées Gestion’s interest in Elysées Fonds from 51 per cent to 100 per cent.

     In December 2003 HSBC Latin America BV, a subsidiary of HSBC Holdings, acquired 40 per cent of the capital of HSBC Salud (Argentina) S.A. from New York Life Inc. The consideration of US$30 million was paid in cash on completion. The transaction increased HSBC Latin America BV’s interest in HSBC Salud (Argentina) S.A. from 60 per cent to 100 per cent. The company was subsequently sold to a third party.

     In January 2004 The Hongkong and Shanghai Banking Corporation Limited, a subsidiary of HSBC Holdings, exchanged a 50 per cent interest in the capital of World Finance International Limited for approximately 7 per cent of Bergesen Worldwide Limited. Bergesen Worldwide Limited is controlled by family interests of H Sohmen, a non-executive Director of HSBC Holdings and The Hongkong and Shanghai Banking Corporation Limited. The percentage interest in Bergesen Worldwide Limited was of an equivalent value to 50 per cent of the consolidated net asset value of World Finance International Limited and its subsidiaries as at 31 December 2003, estimated at approximately US$111 million.

Donations

During the year, HSBC made charitable donations totalling US$47,374,000. Of this amount, US$17,069,000 was given for charitable purposes in the United Kingdom.

     Following its acquisition on 28 March 2003 and until 30 September 2003 to allow time for any commitments to be honoured, Household International continued its previous policy of making political donations in the United States. During that period donations totalling US$455,270 were made, comprising US$143,250 to 174 affiliates of the Democratic Party, US$197,000 to 271 affiliates of the Republican Party and US$115,020 to 18 non-affiliated organisations. Since 1 October 2003 Household International has adopted HSBC’s longstanding policy of not making contributions to any political party. Save for the donations made by Household International before 1 October 2003 no political donations were made by HSBC during the year.

     At the Annual General Meeting in 2003 shareholders gave authority for HSBC Holdings and HSBC Bank plc to make EU political donations and incur EU political expenditure up to a maximum aggregate sum of £250,000 and £50,000 respectively over a four-year period as a precautionary measure in light of the wide definitions in The Political Parties, Elections and Referendums Act 2000. These authorities have not been used.

Annual General Meeting

The Annual General Meeting of HSBC Holdings will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 28 May 2004 at 11.00 am.

     An informal meeting of shareholders will be held at Level 28, 1 Queen’s Road Central, Hong Kong on Tuesday 25 May 2004 at 4.30pm.

     A live webcast of the Annual General Meeting will be available on www.hsbc.com. From shortly after the conclusion of the Meeting until 30 June 2004 a recording of the proceedings will be available on www.hsbc.com.

Auditor

KPMG Audit Plc has expressed its willingness to continue in office. The Group Audit Committee and the Board recommend that it be reappointed. A resolution proposing the reappointment of KPMG Audit Plc as auditor of HSBC Holdings and giving authority to the Directors to determine its remuneration will be submitted to the forthcoming Annual General Meeting.

On behalf of the Board
R G Barber, Secretary	1 March 2004

Back to Contents

H S B C  H O L D I N G S   P L C

Directors’ Remuneration Report

Remuneration Committee

The Remuneration Committee meets regularly to consider human resource issues, particularly terms and conditions of employment, remuneration, retirement benefits, development of high potential employees and key succession planning. During 2003, the members of the Remuneration Committee were Sir Mark Moody-Stuart (Chairman), W K L Fung and Sir John Kemp-Welch, all of whom are independent non-executive Directors. S Hintze, an independent non-executive Director, was appointed a member of the Committee on 30 January 2004.

There were eight meetings of the Remuneration Committee during 2003. All of the members attended each of these meetings. The terms of reference of the Committee are available on www.hsbc.com by selecting ‘About HSBC’, then ‘Board of Directors’, then ‘Board Committees’.

     During 2003, the Committee conducted a review of external specialist remuneration consultants. After a rigorous selection process, the Committee retained the services of Towers Perrin, a firm of specialist human resources consultants, who provide independent advice on executive remuneration issues. A further selection process will take place in 2006. As a global firm, Towers Perrin also provide other remuneration, actuarial and retirement consulting services to various parts of HSBC. Other than the provision of expert advice in these areas to the Remuneration Committee and to HSBC, Towers Perrin have no connection with HSBC. Other consultants are used from time to time to validate their findings. The Remuneration Committee also receives advice from the Group General Manager, Group Human Resources and the Senior Executive, Group Reward Management.

General Policy on Employees

As with most businesses, HSBC’s performance depends on the quality and commitment of its people. Accordingly, the Board’s stated strategy is to attract, retain and motivate the very best people.

     In a business that is based on trust and relationships, HSBC’s broad policy is to look for people who want to make a long-term career with the organisation since trust and relationships are built over time.

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

     The Remuneration Committee applies the following key principles:

•	to ensure that remuneration is competitive in relation to comparative organisations in each of the countries or regions in which HSBC operates;

•	to offer fair and realistic salaries with an important element of variable pay based on relative performance;

•	to have as many top-performers as possible at all levels within HSBC participating in some form of long-term share plan; and

•	since 1996, to follow a policy of moving progressively from defined benefit to defined contribution Group pension schemes for new employees only.

In line with these principles:

•	employees’ salaries are reviewed annually in the context of individual and business performance, market practice, internal relativities and competitive market pressures. Allowances and benefits are largely determined by local market practice;

•	employees participate in various bonus arrangements. The level of performance-related variable pay depends upon the performance of HSBC Holdings, constituent businesses and the individual concerned. Key measures of success include: achievement of financial goals, encompassing both revenue generation and expense control; customer relationships; full utilisation of professional

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

skills; and adherence to HSBC’s ethical standards. HSBC has a long history of paying close attention to its customers in order to provide value for shareholders. This has been achieved by ensuring that the interests of HSBC and its employees are aligned with those of its shareholders and that HSBC’s approach to risk management serves the interests of all. Closer alignment with the interests of shareholders continues to be achieved through the promotion and extension of employee participation in the existing share plans.

Bonus ranges are reviewed in the context of prevailing market practice and overall remuneration; and

•	in order to align the interests of employees with those of shareholders, employees generally are eligible to be considered for discretionary awards of share options under the HSBC Holdings Group Share Option Plan. For the majority of employees, the vesting of share awards under the HSBC Holdings Group Share Option Plan is subject to the attainment of TSR targets (full details are set out on pages 217 to 219). Separate transitional arrangements are currently in place for employees of CCF.

In addition, to allow more employees to participate in the success they help to create, employees may also participate in the HSBC Holdings savings-related share option plans and in local share ownership and profit sharing arrangements.

     The impact on existing equity of granting share options which are to be satisfied by the issue of new shares is shown in diluted earnings per share on the face of the consolidated profit and loss account, with further details disclosed in Note 11 of the ‘Notes on the Financial Statements’. The effect on basic earnings per share of exercising all outstanding share options would be to dilute it by 0.40 per cent.

     The Remuneration Committee seeks to respond to the variety of environments and circumstances which are faced by different businesses in different markets at different times.

     During 2004, the Committee will conduct a comprehensive and fundamental review of all share-based remuneration. Before presenting any proposed changes for shareholder approval, the Committee will ensure appropriate consultation is undertaken with shareholders and their representatives.

Directors and Senior Management

     HSBC’s operations are substantial, diverse and international; for example, over 74 per cent of net income is derived from outside the United Kingdom.

     HSBC Holdings’ Board is currently composed of 14 non-executive Directors and eight executive Directors. With businesses in 79 countries and territories, HSBC aims to attract Directors with a variety of experience, in both its key markets and internationally. The Board currently includes nationals of seven different countries. The eight executive Directors, four Group Managing Directors and 27 Group General Managers have in total more than 900 years of service with HSBC.

Directors’ fees

Directors’ fees are regularly reviewed and compared with other large international companies. The current fee, which was approved by shareholders in 2000, is £35,000 per annum. Recent developments in corporate governance and reporting obligations, and the expansion of HSBC’s business, continue to increase the commitment required of Directors. In accordance with the recommendations of an independent external review, the approval of shareholders will be sought at the 2004 Annual General Meeting for the basic fee to be increased to £55,000 per annum with effect from 1 January 2004.

     In addition, non-executive Directors receive, with effect from 1 January 2004, the following fees:

Chairman, Audit Committee	£40,000 p.a.
Member, Audit Committee	£15,000 p.a.

During 2003, five Audit Committee meetings were held. A Director’s commitment to each meeting, including preparatory reading and review, can be up to 15 hours.

Chairman, Remuneration Committee	£20,000 p.a.
Member, Remuneration Committee	£15,000 p.a.

During 2003, eight meetings of the Remuneration Committee were held.

Chairman, Nomination Committee	£20,000 p.a.
Member, Nomination Committee	£15,000 p.a.

Back to Contents

The Nomination Committee met once during 2003. The terms of reference of the Committee have been broadened substantially and more meetings will be held in 2004 and future years.

Chairman, Corporate Social Responsibility Committee	£20,000 p.a.
Member, Corporate Social Responsibility Committee	£15,000 p.a.

This Committee first met in February 2004 and will meet on a quarterly basis.

     Executive Directors are normally permitted to retain only one Director’s fee from HSBC. For example, executive Directors who are also Directors of The Hongkong and Shanghai Banking Corporation Limited may elect to receive a fee from either HSBC Holdings or The Hongkong and Shanghai Banking Corporation Limited.

Executive Directors

The executive Directors are experienced executives with detailed knowledge of the financial services business in various countries. In most cases there has been a need to attract them from abroad to work in the United Kingdom.

     Having regard to the broad international nature of the Group, the annual market survey of senior executive remuneration takes into account not only remuneration data in the UK but also in other overseas markets.

     Consistent with the principles applied by the Committee to employees generally, there are four key components to the executive Directors’ remuneration:

•	salary;

•	annual cash bonus;

•	long-term incentives; and

•	pension.

     The Committee generally provides, on a discretionary basis, long-term share incentives to executive Directors and members of senior management through conditional awards of Performance Shares under the HSBC Holdings Restricted Share Plan 2000 rather than through the HSBC Holdings Group Share Option Plan, as explained under ‘Long-term incentive plan’ below.

     The level of awards available to the executive Directors under the annual cash bonus scheme and the HSBC Holdings Restricted Share Plan 2000 is entirely dependent on performance. Remuneration policy for executive Directors is intended to provide competitive rates of base salary but with the potential for the majority of the value of the remuneration package to be delivered in the form of both short and long-term incentives. This typically results in base salary comprising around 40 per cent of total direct pay and the remaining 60 per cent split equally between annual bonus and the expected value of Performance Share awards. The remuneration package of W F Aldinger has a smaller proportion of fixed salary and a higher proportion of annual bonus and Restricted Share awards. The awards are in accordance with the minimum level of awards set out under his employment agreement entered into at the time of the acquisition of Household.

     Each component of executive Directors’ remuneration is explained in detail below. The current approach and structure of remuneration has been in place since 2000 and the Committee believes it has served HSBC well. The Committee has, however, made the following modifications to the performance condition for future awards of Performance Shares under the HSBC Holdings Restricted Share Plan 2000 in order to make the condition more relevant and long-lasting:

•	the elimination of any re-testing provision so that awards lapse if the performance condition is not satisfied after the initial three-year performance period; and

•	a change to the benchmark group (set out on page 217) to make it more relevant as a benchmark against which HSBC’s performance is measured

     The use of Performance Shares and the HSBC Holdings Restricted Share Plan 2000 will fall within the Committee’s review of share-based remuneration to be undertaken in 2004.

Salary

The Committee reviews salary levels for executive Directors each year in the same context as other employees. With respect to market practice and taking account of the international nature of the Group, the Committee benchmarks the salary of each Director and member of Senior Management against those of comparable executives in large, diverse companies.

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

     Base salaries with effect from April 2004 will be:

W F Aldinger	US$1,000,000
Sir John Bond	£1,202,800
W R P Dalton	£521,500
D G Eldon	US$290,340
D J Flint	£462,500
M F Geoghegan	£575,000
S K Green	£700,000
A W Jebson	£515,000

     This represents an average increase from 2003 of 18.9 per cent.

     As an International Manager, D G Eldon’s current base salary, shown above, is calculated on a net basis and will be subject to a separate review in April 2004.

Annual cash bonus

Cash bonuses for executive Directors and members of Senior Management are based on two key factors: individual performance, taking into account, as appropriate, results against plan of the business unit or performance of the support function for which the individual is responsible; and Group performance, measured by comparing operating profit before tax with plan. The Remuneration Committee has discretion to eliminate extraordinary items when assessing bonuses, if the main cause did not arise during the current bonus year.

     Measurement against these key performance factors may, exceptionally, result in discretionary cash bonuses up to 250 per cent of basic salary. For 2003, bonuses have ranged from 60 per cent to 250 per cent of base salary, with all but two of the executive Directors and members of Senior Management receiving discretionary bonuses of less than 110 per cent of base salary.

Long term incentive plan

The HSBC Holdings Restricted Share Plan 2000 is the principal long-term incentive plan used to reward the delivery of sustained financial growth of HSBC Holdings. So as to align the interests of the Directors and senior employees more closely with those of shareholders, the vesting of Performance Share awards is subject to the attainment of a predetermined TSR target.

Awards

In recent years the Remuneration Committee has adopted a policy that the face value of annual awards of Performance Shares to executive Directors and members of Senior Management will not as a general rule exceed 100 per cent of earnings (defined as base salary and bonus in respect of the previous performance year).

     Additionally, executive Directors and members of Senior Management who participate in the HSBC Holdings Restricted Share Plan 2000 have not received awards under the HSBC Holdings Group Share Option Plan.

     The Remuneration Committee has proposed to the Trustee of the HSBC Holdings Restricted Share Plan 2000 that the following conditional awards should be made to executive Directors in 2004:

£000
Sir John Bond	2,100
D G Eldon	750
D J Flint	1,040
M F Geoghegan	780
S K Green	1,430
A W Jebson	1,040

Total	7,140

     The Trustee to the Plan will be provided with funds to acquire HSBC Holdings ordinary shares at an appropriate time after the announcement of the annual results. The 2004 conditional awards proposed for executive Directors and members of Senior Management in respect of 2003 will have an aggregate value at the date of award of £16.86 million.

     Under the terms of his employment agreement entered into at the time of the acquisition of Household, W F Aldinger will receive an award of US$5.5 million which will be used to purchase Restricted Shares in HSBC Holdings. These Restricted Shares are not subject to the TSR performance conditions set out on pages 217 to 219. One-third of this award of Restricted Shares will vest on each of the three anniversaries following the date of grant.

     C F W de Croisset, who retired from HSBC on 29 February 2004, has not received any awards of Performance Shares under the HSBC Holdings Restricted Share Plan since the acquisition of CCF in 2000. Rather, in accordance with the arrangements agreed with CCF in 2000, Mr de Croisset received share option awards under the

Back to Contents

HSBC Holdings Group Share Option Plan. The awards in 2001 and 2002 were not subject to performance conditions; 50 per cent of the award made in 2003 was subject to the TSR performance conditions set out below.

     W R P Dalton, who is to retire at the Annual General Meeting on 28 May 2004, will not receive an award of Performance Shares under the HSBC Holdings Restricted Share Plan in 2004.

Performance conditions

From 1999, the vesting of awards has been linked to the attainment of predetermined TSR targets as set out below.

     Particulars of executive Directors’ interests in shares held in the Restricted Share Plan are set out on page 228.

     TSR is defined as the growth in share value and declared dividend income, measured in sterling, during the relevant period. In calculating TSR, dividend income is assumed to be reinvested in the underlying shares.

     The TSR performance condition for awards of Performance Shares under the Restricted Share Plan remained the same from 1999 to 2003, the five years of the Managing for Value strategy. For awards made in 2004, changes have been made to the peer group (as described below) and re-testing provisions have been eliminated so that awards will lapse if the performance condition is not satisfied after the initial three-year performance period.

     Having regard to HSBC Holdings’ size and status within the financial sector, a benchmark for HSBC Holdings’ TSR has been established which takes account of the TSR performance of:

1.	a peer group of nine banks weighted by market capitalisation which are considered most relevant to HSBC in terms of size and international scope. For performance periods up to and including the one beginning in 2003, this group comprised ABN AMRO Holding N.V., The Bank of East Asia Limited, Citigroup Inc., Deutsche Bank A.G., J P Morgan Chase & Co., Lloyds TSB Group plc, Mitsubishi Tokyo Financial Group Inc., Oversea-Chinese Banking Corporation Ltd. and Standard Chartered plc. To be more relevant to HSBC in terms of size and international scope, this peer group has been amended for conditional awards made in 2004 and onwards by the replacement of Lloyds TSB Group plc, Oversea-Chinese Banking Corporation Ltd., Mitsubishi Tokyo Financial Group Inc. and The Bank of East Asia Limited with Bank of America Corporation, The Royal Bank of Scotland plc, Banco Santander Central Hispano S.A. and UBS AG;

2.	the five largest banks from each of the US, the UK, continental Europe and the Far East, other than any within paragraph 1 above, weighted by market capitalisation; and

3.	the banking sector of the Morgan Stanley Capital International World Index, excluding any within paragraph 1 and paragraph 2 above, weighted by market capitalisation.

     By combining the weighted average TSR for each of the above three groups and weighting that average so that 50 per cent is applied to paragraph 1, 25 per cent is applied to paragraph 2 and 25 per cent is applied to paragraph 3, an appropriate single TSR benchmark for market comparison is determined.

     The extent to which awards will vest will be determined by reference to HSBC Holdings’ TSR measured against the TSR benchmark. The calculation of the share price component within HSBC Holdings’ TSR will be the average market price over the 20 trading days commencing on the day when the annual results are announced, which in 2004 is 1 March. The starting point will be, therefore, the average over the period 1 to 26 March inclusive. TSR for the benchmark constituents will be based on their published share prices on 26 March 2004.

     If HSBC Holdings’ TSR over the performance period exceeds the benchmark TSR, awards with a value, at the date of grant, of up to 100 per cent of the individual’s earnings, will vest. For higher value awards, the greater of 50 per cent of the award or the number of shares equating at the date of grant to 100 per cent of the individual’s earnings, will vest at this level of performance. If HSBC Holdings’ TSR over the performance period places it within the upper quartile in the ranked list against the benchmark, these higher value awards will vest in full. For performance between the median and the upper quartile, vesting will be on a straight line basis.

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

     For awards made in 2004 and thereafter, under the HSBC Holdings Restricted Share Plan 2000 only, the initial performance period will be three years from the date of grant. As before, if the upper quartile performance target is achieved, an additional award equal to 20 per cent of the initial Performance Share award will be made and will vest at the same time as the original award to which it relates. However, regardless of whether the upper quartile is achieved, full vesting and transfer of the shares will not generally occur until the fifth anniversary of the date of grant. If the performance test is not passed at the third anniversary, the shares will be forfeited.

     As a secondary condition, options and awards will only vest if the Remuneration Committee is satisfied that HSBC Holdings’ financial performance has shown a sustained improvement in the period since the date of grant.

     In determining whether HSBC has achieved a sustained improvement in performance the Remuneration Committee will take account of, among other factors, the comparison against history and the peer group in the following areas:

1.	revenue growth;

2.	revenue mix;

3.	cost efficiency;

4.	credit performance as measured by risk-adjusted revenues; and

5.	cash return on cash invested, dividend performance and total shareholder return.

     Awards will vest immediately in cases of death. The Remuneration Committee retains discretion to recommend early release of the shares to the plan Trustee in certain instances, e.g. in the event of redundancy, retirement on grounds of injury or ill health, early retirement, retirement on or after contractual retirement or if the business is no longer part of HSBC Holdings. Awards will normally be forfeited if the participant is dismissed or resigns from HSBC.

     Where events occur which cause the Remuneration Committee to consider that the performance condition has become unfair or impractical, the right is reserved to the Remuneration Committee to make such adjustments as in its absolute discretion it deems appropriate to make.

Pension

The pension entitlements earned by the executive Directors during the year are set out on pages 224 and 225.

Back to Contents

Total Shareholder Return

Graph 1 below shows HSBC Holdings’ TSR performance against the benchmark TSR. Pursuant to the Directors’ Remuneration Report Regulations 2002, the following graphs show HSBC Holdings’ TSR performance against the Financial

Graph 1: HSBC TSR and TSR Benchmark

Graph 3: HSBC TSR and MSCI World Index

Times-Stock Exchange (FTSE) 100 Index (graph 2), the Morgan Stanley Capital International (MSCI) World Index (graph 3) and Morgan Stanley Capital International (MSCI) Financials Index (graph 4). These measures have been chosen as they are the main published indices against which HSBC monitors its performance.

Graph 2: HSBC TSR and FTSE 100 Index

Graph 4: HSBC TSR and MSCI Financials Index

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

Service contracts and terms of appointment

HSBC’s policy is to employ executive Directors on one-year rolling contracts although, on recruitment, longer initial terms may be approved by the Remuneration Committee. The Remuneration Committee will, consistent with the best interests of the Group, seek to minimise termination payments.

     No executive Director has a service contract with HSBC Holdings or any of its subsidiaries with a notice period in excess of one year or with provisions for predetermined compensation on termination which exceeds one year’s salary and benefits in kind, save as referred to below. There are no provisions for compensation upon early termination of executive Directors’ service contracts save for W F Aldinger and C F W de Croisset, details of which are set out below.

     Mr Aldinger entered into a new employment agreement with Household on 14 November 2002 for a term of three years, such term to commence on the effective date of the acquisition of Household by HSBC. Full details of the agreement were set out in the Discloseable Transaction Circular relating to the acquisition of Household sent to shareholders on 26 February 2003 in advance of the Extraordinary General Meeting to approve the acquisition. The terms of the employment agreement, which were an integral part of the Household acquisition that shareholders approved at the Extraordinary General Meeting, are unchanged. The effective date of acquisition, and commencement date of the contract, was 28 March 2003.

     During the term of the agreement Mr Aldinger will be paid an annual base salary equal to his annual base salary as at the date of the merger agreement between Household and HSBC (US$1 million) and an annual bonus in an amount at least equal to the annual average of Mr Aldinger’s bonuses earned with respect to the three-year period ended 2001 (pro rated for any partial year) (US$4 million). Within 30 days of the effective date, Mr Aldinger received a one-time special retention grant of HSBC Holdings ordinary shares under the HSBC Holdings Restricted Share Plan 2000 with a value equal to US$10 million. These Restricted Shares will vest in three equal instalments on each of the first three anniversaries of the effective date, as set out on page 228. After each of the second and third anniversaries of the effective date, subject to the approval of the Trustee of the HSBC Holdings Restricted Share Plan 2000, Mr Aldinger will receive an additional grant of HSBC Holdings ordinary shares with a value equal to at least US$5.5 million. The purpose of these arrangements is to retain the services of Mr Aldinger through the initial integration of Household. HSBC considers it is essential that the experience, knowledge and skills of Mr Aldinger be retained for the benefit of HSBC shareholders.

     If Mr Aldinger’s employment is terminated by him during its term for ‘good reason’, or by Household for reasons other than ‘cause’ or disability, he will be entitled to: a pro rata target annual bonus for the financial year of the date of termination; a payment equal to his annual base salary, plus the average of his annual bonuses with respect to the three-year period ended 2001, times the number of full and partial months from the date of termination until the third anniversary of the effective date, divided by twelve; the immediate vesting and exercisability of each stock option, restricted stock award and other equity-based award or performance award (or cash equivalent) that is outstanding as at the date of termination and treatment as retirement eligible for purposes of exercising any such award; for the remainder of his life and that of his current spouse, continued medical and dental benefits at Household’s cost; and his retirement benefits (as set out on page 224) in a lump sum.

     Sir John Bond is employed on a rolling contract dated 1 January 1993 which requires 12 months’ notice to be given by either party.

     C F W de Croisset has a contract of employment dated 7 January 1980 that was in force before he joined the Board of CCF. The contract has no set term but provides for three months’ notice to be given by either party. Under the terms of the contract Mr de Croisset would be entitled to receive one month's salary for each year of service with CCF on termination of his employment with CCF. In accordance with French legal requirements and practice, this contract was suspended while he served as an executive Director of CCF. On 29 February 2004, Mr de Croisset took early retirement from the Group, relinquishing his role as Chairman and CEO of CCF. In light of French legal requirements a review of market

Back to Contents

practice was undertaken and it was agreed that a one-off payment of €2,427,000 would be made by CCF to Mr de Croisset, which is considered to be appropriate in all the circumstances. He will also receive a pension as set out on page 224.

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

     M F Geoghegan, who is to stand for reelection at the forthcoming Annual General Meeting, is employed on a rolling contract which requires 12 months’ notice to be given by either party.

     S K Green is employed on a rolling contract dated 9 March 1998 which requires 12 months’ notice to be given by either party.

     A W Jebson is employed on a rolling contract dated 14 January 2000 which requires 12 months’ notice to be given by either party.

     Members of Senior Management are employed on service contracts which generally provide for a term of service expiring at the end of a period of up to two years, or the individual’s sixtieth birthday, whichever is earlier.

     Non-executive Directors are appointed for fixed terms not exceeding three years, subject to their re-election by shareholders at subsequent Annual General Meetings. Non-executive Directors have no service contract and are not eligible to participate in HSBC’s share plans. Non-executive Directors’ terms of appointment will expire as follows: in 2005 Baroness Dunn and H Sohmen; in 2006 Sir John Kemp-Welch, S W Newton, C S Taylor and Sir Brian Williamson; and in 2007 Lord Butler, R K F Ch’ien, R A Fairhead, W K L Fung, S Hintze, Sir Brian Moffat and Sir Mark Moody-Stuart.

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

     Sir John Bond retains his fees as a non-executive director of the Ford Motor Company, which are provided partly in the form of restricted shares, which become unrestricted over a period of five years. During 2003 the fees received were US$83,000 in cash and US$35,000 deferred into Ford common stock units. In addition, Ford provides US$200,000 of life assurance and US$500,000 of accidental death or dismemberment insurance. The life assurance can be continued after retirement from the Board or Sir John Bond could elect to have it reduced to US$100,000 and receive US$15,000 a year for life. The accidental death or dismemberment insurance ends upon retirement from the Board.

     W F Aldinger retains his fees as a non-executive director of Illinois Tool Works, Inc. and as a non-executive director of AT&T Corp. During 2003 the fee received from Illinois Tool Works, Inc. was US$60,800 in the form of deferred stock and the fee received from AT&T Corp. was US$26,500 in cash and US$15,000 in the form of deferred shares. In addition, AT&T Corp. provide travel accident insurance when on AT&T Corp. company business and US$100,000 of life assurance.

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

Employees’ emoluments

Set out below is information in respect of the five individuals who are not Directors of HSBC Holdings whose emoluments (excluding commissions or bonuses related to the revenue or profits generated by employees individually or collectively with others engaged in similar activities) were the highest in HSBC for the year ended 31 December 2003.

£000
Basic salaries, allowances and benefits in
kind	1,340
Pension contributions	122
Bonuses paid or receivable	30,117
Inducements to join paid or receivable	5,653
Compensation for loss of office
–– contractual	–
–– other	–

Total	37,232

Total (US$000)	60,836

   Their emoluments are within the following bands:

Number of
Employees
£4,100,001 – £4,200,000	1
£4,900,001 – £5,000,000	2
£10,500,001 – £10,600,000	1
£12,600,001 – £12,700,000	1

The basic salaries of Group Managing Directors and Group General Managers are within the following bands:

Number of
Group Managing
Directors and Group
General Managers
£150,001 – £250,000	9
£250,001 – £350,000	14
£350,001 – £450,000	7
£450,001 – £550,000	1

     The aggregate remuneration of Directors and Senior Management for the year ended 31 December 2003 was US$100,150,000.

     The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for Directors and Senior Management for the year ended 31 December 2003 was US$4,321,000.

     At 31 December 2003, executive Directors and Senior Management held, in aggregate, options to subscribe for 5,656,876 HSBC Holdings ordinary shares under the HSBC Holdings Executive Share Option Scheme, HSBC Holdings Group Share Option Plan and HSBC Holdings savings-related share option plans. These options are exercisable between 2004 and 2013 at prices ranging from £2.1727 to £9.642.

Back to Contents

Directors’ emoluments

The emoluments of the Directors of HSBC Holdings for 2003 were as follows:

			Salary
			and other	Benefits			Total	Total
	Fees		remuneration	in kind[1]	Bonuses[2]		2003	2002
	£000		£000	£000	£000		£000	£000
Executive Directors
W F Aldinger[3]	–		431	65	1,686		2,182	–
Sir John Bond	35		1,007	5	1,100		2,147	1,885
C F W de Croisset	35		382	–	917		1,334	609
W R P Dalton	35		582	14	–	[4]	631	627
D G Eldon[5]	20		376	505	279		1,180	1,226
D J Flint	35		564	8	450		1,057	960
S K Green	35		551	1	650		1,237	965
AW Jebson	35		472	1	450		958	648
Sir Keith Whitson[6]	15		358	10	500		883	2,170

Non-executive Directors
Lord Butler	45		–	–	–		45	40
R K F Ch’ien	159	[7]	–	–	–		159	167
Baroness Dunn	35		–	–	–		35	35
W K L Fung	65	[8]	–	–	–		65	61
S Hintze	35		–	–	–		35	35
Sir John Kemp-Welch	55		–	–	–		55	48
Lord Marshall	35		–	–	–		35	45
Sir Brian Moffat	50		–	–	–		50	45
Sir Mark Moody-Stuart	50		–	–	–		50	40
S W Newton	35		–	–	–		35	9
H Sohmen	25	[9]	–	–	–		25	27
C S Taylor	64	[10]	–	–	–		64	17

Sir Brian Williamson	35		–	–	–		35	9

Total	933		4,723	609	6,032		12,297	9,716

Total (US$000)	1,525		7,717	995	9,856		20,093	14,579

1	Benefits in kind for executive Directors include provision of company car, medical insurance, other insurance cover and travel assistance.
2	These discretionary bonuses are in respect of 2003 and will be paid in 2004. W F Aldinger’s guaranteed minimum bonus of US$4,000,000 has been prorated in respect of the period from 25 April 2003 (the date of his appointment) to 31 December 2003.
3	Appointed on 25 April 2003. W F Aldinger has elected to waive any fees payable to him by HSBC Holdings – 2003: £23,300.
4	In return for the prior waiver of bonus, the employer contribution into the pension scheme has been increased by the amount of £1,250,000 (2002: £400,000) which would otherwise have been paid.
5	The emoluments of D G Eldon include housing and other expatriate benefits in kind that are normal within the location in which he is employed.
6	Retired on 30 May 2003.
7	Includes fees as non-executive Chairman of HSBC Private Equity (Asia) Limited and as a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited.
8	Includes fee as a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited.
9	Fees as a non-executive Director and member of the Audit Committee of The Hongkong and Shanghai Banking Corporation Limited. H Sohmen has elected to waive any fees payable to him by HSBC Holdings – 2003: £35,000 (2002: £35,000).
10	Includes fee as a non-executive Director of HSBC Bank USA.

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

Pensions

There are separate schemes for UK-based and overseas-based employees: the UK scheme has a normal retirement age of 60; retirement ages for overseas schemes vary in accordance with local legislation and practice. Save as stated below no other Director participated in any HSBC pension schemes, none of the Directors participating in HSBC’s UK ‘approved’ pension schemes is subject to the earnings cap introduced by the 1989 Finance Act and only basic salary is pensionable. With four exceptions (see paragraphs below on W F Aldinger, C F W de Croisset, D J Flint and W R P Dalton), the executive Directors are members of defined benefit pension schemes, having joined HSBC at a time when these were the norm.

     Before commencement of his new employment agreement on 28 March 2003, W F Aldinger participated in Household’s ‘qualified’ and ‘non-qualified’ defined benefit pension plans. The annual pension benefit under these arrangements was a function of service and a percentage of Final Average Earnings (which included bonus). The ‘non-qualified plans’ were enhanced before commencement of Mr Aldinger’s new employment agreement. The benefits under the ‘qualified’ and ‘non-qualified’ defined benefit pension plans were then frozen and will be payable in a lump sum on the earlier of the termination of Mr Aldinger’s employment or on Mr Aldinger’s retirement. No further benefits have accrued under these arrangements since 28 March 2003.

     Since commencement of his new employment agreement on 28 March 2003, Mr Aldinger has continued to participate in the Household International Tax Reduction Investment Plan (TRIP), which is a ‘qualified’ funded deferred profit-sharing and savings plan for eligible employees, although no employer contributions have been made since 28 March 2003. Mr Aldinger also participated in Supplemental TRIP (a ‘non-qualified’ plan), which is an unfunded arrangement under which additional employer provision of US$41,539 has been made since 28 March 2003.

     The pension arrangements for Sir John Bond, S K Green and A W Jebson to contractual retirement age of 60 are, and for Sir Keith Whitson were, provided under the HSBC Bank (UK) Pension

Scheme. The pensions accrue at a rate of one-thirtieth of pensionable salary per year of pensionable service in the UK.

     Until his retirement from CCF on 29 February 2004, C F W de Croisset was eligible for pension benefits which were supplementary to those accrued under the French State and Compulsory arrangements. The amount of this supplementary pension, payable from age 60, accrued at the rate of €6,098 per annum for each year of service (maximum 18 years) as an executive Director of CCF. Consequent upon Mr de Croisset’s early retirement from CCF and following a review of market practice, it has been agreed to provide a total pension of €341,467 per annum (equivalent to 32.5 per cent of his average total cash compensation over a three-year period) payable from 1 March 2004. The whole cost of this pension is met by CCF.

     The pension arrangements for W R P Dalton to contractual retirement age of 60 are provided on a defined benefit basis (details of which are set out in the table below) under the HSBC Canada Pension Plan A, at an accrual rate of one-thirtieth of pensionable salary per year of pensionable service until his transfer to the UK in 1998. Since taking up his appointment in the UK, he has joined the HSBC Holdings Overseas (No.1) Pension Plan on a defined contribution basis, with an employer contribution in respect of 2003 of £1,379,000 (2002: £529,000), including a bonus waiver of £1,250,000 (2002: £400,000).

     The pension arrangements for D J Flint to contractual retirement age of 60 are provided through an executive allowance paid to fund personal pension arrangements set at 30 per cent of basic salary. This is supplemented through the HSBC Holdings plc Funded Unapproved Retirement Benefits Scheme on a defined contribution basis with an employer contribution during 2003 of £81,943 (2002: £80,092). The intention of these arrangements is to provide benefits broadly comparable to an accrual rate of one-thirtieth of pensionable salary for each year of pensionable service.

     The pension arrangements for D G Eldon are provided under the HSBC International Staff Retirement Benefits Scheme. Pension accrues at a rate of one twenty-seventh of pensionable salary per year of pensionable service.

Back to Contents

										Transfer value
										(less personal
										contributions)
										at 31 December
			Increase in					Increase of		2003 relating to
			accrued	Transfer		Transfer		transfer value		increase in
	Accrued		pension	value		value		of accrued		accrued
	annual	Increase in	during 2003,	of accrued		of accrued		pension (less		pensions during
	pension at	accrued	excluding	pension at		pension at		personal		2003, excluding
	31 December	pension	any increase	1 January		31 December		contributions)		any increase for
	2003	during 2003	for inflation	2003		2003		in 2003		inflation
	£000	£000	£000	£000	[1]	£000	[1]	£000	[1]	£000	[1]

Sir John Bond[2]	398	74	66	5,504		7,924		2,420		1,306
C F W de Croisset	64	9	7	626		860		234		97
W R P Dalton	274	17	14	3,680		4,258		578		212

D G Eldon[3]	251	17	11	4,703		5,045		342	[4]	205
S K Green	178	19	15	1,901		2,367		466		193

A W Jebson[5]	141	17	14	1,384		1,769		385		175

Sir Keith Whitson[6]	–	36	29	4,514		5,713		1,199		611

1	The transfer value represents a liability of HSBC’s pension funds and not a sum paid or due to the individual; it cannot therefore meaningfully be added to annual remuneration.
2	On attaining age 60, Sir John Bond has been able, under the terms of the scheme, to retire at any time with an immediate pension equal to his accrued pension which, at 31 December 2003, is shown above.
3	On attaining age 53, D G Eldon has been able, under the terms of the scheme, to retire at any time with an immediate pension equal to his accrued pension which, at 31 December 2003, is shown above.
4	D G Eldon made personal contributions towards his pension of £14,625 in respect of 2003.
5	A W Jebson’s entitlement has been supplemented by an employer contribution of £175,000 in return for the prior waiver of part of his bonus in respect of 2002.
6	Sir Keith Whitson retired from the Group with effect from 30 May 2003, with a gross pension of £287,472 per annum. Sir Keith Whitson elected to commute part of this pension for a lump sum payment of £664,825 leaving a residual pension of £233,737 per annum. As a result, the pension in payment at 31 December 2003 is lower than the accrued pension at 1 January 2003. The increase in accrued pension during 2003 reflects the gross pension before commutation. The transfer value of benefits at 31 December 2003 reflects both the pension in payment and the commutation lump sum, increased with interest.

     The following unfunded pension payments, in respect of which provision has been made, were made during 2003 to four former Directors of HSBC Holdings:

	2003	2002
	£	£

B H Asher	83,277	81,564
R Delbridge	119,777	117,313
Sir Brian Pearse	49,947	48,918
Sir William Purves	88,158	86,343

	341,159	334,138

The payments in respect of R Delbridge and Sir Brian Pearse were made by HSBC Bank plc as former Directors of the bank.

Share options

At 31 December 2003, the undernamed Directors held options to acquire the number of HSBC Holdings ordinary shares set against their respective names. The options were awarded for nil consideration at exercise prices equivalent to the market value at the date of award, except that options awarded under the HSBC Holdings savings-related share option plans before 2001 are exercisable at a 15 per cent discount to the market value at the date of award and those awarded since 2001 at a 20 per cent discount. The options are categorised as unlisted physically settled share options under the Securities and Futures Ordinance of Hong Kong.

     Except as otherwise indicated, no options were exercised or lapsed during the year and there are no remaining performance criteria conditional upon which the outstanding options are exercisable. The market value of the ordinary shares at 31 December 2003 was £8.78. The highest and lowest market values during the year were £9.135 and £6.31. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date.

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

On 27 August 2003, a payment of £400,000 was made to J M Gray, a former director of the Company and Chairman of The Hongkong and Shanghai Banking Corporation Limited, who retired in 1996. The payment, which was effected after having taken legal advice, represents compensation in respect of losses suffered by Mr Gray as a result of alleged negligent advice given to Mr Gray at the time of his	retirement. The advice concerned the impact of his retirement on his then existing share options and the time at which these options would lapse. The compensation payment represents a portion of the loss suffered by Mr Gray on the lapse of those options.

	Options		Options		Options		Options
	held at		awarded		exercised		held at
	1 January		during		during		31 December		Exercise	Date of	Exercisable	Exercisable
	2003		year		year		2003		price (£)	award	from[1]	until

Sir John Bond	75,000	[2]	–		75,000	[3]	–		3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,798		–		–		2,798	[4]	6.0299	10 Apr 2000	1 Aug 2005	31 Jan 2006
C F W de Croisset	206,000		–		–		206,000	[5]	8.7120	23 Apr 2001	23 Apr 2004	23 Apr 2011
	206,000		–		–		206,000	[5]	8.4050	7 May 2002	7 May 2005	7 May 2012
	–		206,000	[6]	–		206,000	[5]	6.9100	2 May 2003	2 May 2006	1 May 2013
W R P Dalton	22,704		–		22,704	[7]	–		2.4062	12 Oct 1993	12 Oct 1996	12 Oct 2003
	30,273		–		30,273	[7]	–		2.8376	8 Mar 1994	8 Mar 1997	8 Mar 2004
	36,000		–		36,000	[7]	–		2.1727	7 Mar 1995	7 Mar 1998	7 Mar 2005
	36,000	[2]	–		36,000	[7]	–		3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,798		–		–		2,798	[4]	6.0299	10 Apr 2000	1 Aug 2005	31 Jan 2006
D G Eldon	36,000		–		36,000	[8]	–		2.1727	7 Mar 1995	7 Mar 1998	7 Mar 2005
	40,500	[2]	–		40,500	[8]	–		3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
D J Flint	27,000	[2]	–		–		27,000		3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,617		–		–		2,617	[4]	6.3224	2 May 2002	1 Aug 2007	31 Jan 2008
S K Green	2,498	[4]	–		–		–	[9]	6.7536	11 Apr 2001	1 Aug 2006	31 Jan 2007
	–		3,070	[4]	–		3,070	[4]	5.3496	23 Apr 2003	1 Aug 2008	31 Jan 2009
A W Jebson	1,434		–		–		1,434	[4]	6.7536	11 Apr 2001	1 Aug 2004	31 Jan 2005
Sir Keith Whitson[10]	60,000	[1]	–		60,000	[11]	–		3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,798		–		–		2,798	[12]	6.0299	10 Apr 2000	1 Aug 2005	31 Jan 2006

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	The exercise of these options was conditional upon the growth in earnings per share over a three-year period being equal to or greater than a composite rate of inflation (comprising 50 per cent of the Hong Kong Composite Consumer Price
Index, 35 per cent of the UK Retail Price Index and 15 per cent of the USA All Urban Consumer Price Index) plus 2 per cent per annum. This condition has been satisfied.
3	At the date of exercise, 31 March 2003, the market value per share was £6.49.
4	Options awarded under the HSBC Holdings Savings-Related Share Option Plan.
5	Options awarded under the HSBC Holdings Group Share Option Plan
6	Vesting of 50 per cent of the award is subject to the performance tests set out in the section headed ‘Performance Conditions’ on pages 217 to 219.
7	At the date of exercise, 5 March 2003, the market value per share was £6.70.
8	At the date of exercise, 27 May 2003, the market value per share was £7.20.
9	Options lapsed on 9 April 2003 following closure of the associated savings-related account by the Director.
10	Retired on 30 May 2003.
11	At the date of exercise, 11 March 2003, the market value per share was £6.53.
12	Options held under the HSBC Holdings Savings-Related Share Option Plan at date of retirement (30 May 2003).

At 31 December 2003, C F W de Croisset held the following options to acquire CCF shares of €5 each. On exercise of these options each CCF share will be exchanged for 13 HSBC Holdings ordinary shares. The options were granted by CCF for nil consideration at a 5 per cent discount to the market	value at the date of award. There are no remaining performance criteria conditional upon which the outstanding options are exercisable. No options over CCF shares of €5 each were awarded to or exercised by Mr de Croisset during the year.

Back to Contents

Options held at 1 January 2003	Exercise priceper share (€)	Options held at 31 December 2003	Equivalent HSBC Holdings ordinary shares at 31 December2003	Date of award	Exercisable from	Exercisable until

CCF S.A. shares of €5
10,000	32.78	10,000	130,000	23 Jun 1994	23 Jun 1996	23 Jun 2004
30,000	34.00	30,000	390,000	22 Jun 1995	22 Jun 1997	22 Jun 2005
30,000	35.52	30,000	390,000	9 May 1996	9 May 1998	9 May 2006
30,000	37.05	30,000	390,000	7 May 1997	7 Jun 2000	7 May 2007
30,000	73.50	30,000	390,000	29 Apr 1998	7 Jun 2000	29 Apr 2008
28,000	81.71	28,000	364,000	7 Apr 1999	7 Jun 2000	7 Apr 2009
28,000	142.50	28,000	364,000	12 Apr 2000	1 Jan 2002	12 Apr 2010

     At 31 December 2003, W F Aldinger held options to acquire HSBC Holdings ordinary shares as set out in the table below. These options arise from the conversion of options he held over shares of Household International into options over HSBC Holdings ordinary shares in the same ratio as the offer for Household (2.675 HSBC Holdings ordinary shares for each Household common share) and the exercise prices per share adjusted accordingly. The Household options were granted at nil consideration.

     No options over HSBC Holdings ordinary shares were awarded to Mr Aldinger from 25 April to 31 December 2003.

Options held at	Exercise price per	Options exercised	Options held at 31	Date of	Exercisable	Exercisable
25 April 2003[1]	share (US$)	during year[2]	December 2003	award	from	until

HSBC Holdings ordinary
shares of US$0.50
535,000	4.74	535,000	–	13 Sep 1994	13 Sep 1995	13 Sep 2004
971,025	5.09	971,025	–	7 Feb 1995	7 Feb 1996	7 Feb 2005
971,025	7.43	–	971,025	13 Nov 1995	13 Nov 1996	13 Nov 2005
1,003,125	11.43	–	1,003,125	11 Nov 1996	11 Nov 1997	11 Nov 2006
1,203,750	14.60	–	1,203,750	10 Nov 1997	10 Nov 1998	10 Nov 2007
1,337,500	13.72	–	1,337,500	9 Nov 1998	9 Nov 1999	9 Nov 2008
1,230,500	16.96	–	1,230,500	8 Nov 1999	8 Nov 2000	8 Nov 2009
1,605,000	18.40	–	1,605,000	13 Nov 2000	13 Nov 2001	13 Nov 2010
2,140,000	21.37	–	2,140,000	12 Nov 2001	12 Nov 2002	12 Nov 2011
2,140,000	10.66	–	2,140,000	20 Nov 2002	20 Nov 2003	20 Nov 2012

1	Date of appointment.
2	At the date of exercise, 19 December 2003, the market value per share was £8.82.
3	535,000 options are exercisable on each of the first, second, third and fourth anniversaries of the date of award.

Save as stated above, none of the Directors, or members of their immediate families, were awarded or exercised any right to subscribe for any shares or debentures during the year.

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

Restricted Share Plan
				Monetary value		[1]	Monetary value
	Awards	Awards		of awards	Awards		of awards	Awards
	held at	made		made during	vested		vested during	held at			Year in
	1 January	during the		the year	during		the year	31 December		Date of	which awards
	2003	year		£000	the year		£000	2003	[1]	award	may vest
HSBC Holdings ordinary
shares of US$0.50
W F Aldinger	–	942,808	[2]	6,403	–		–	960,662		15 Apr 2003	2004 to 2006	[3]

Sir John Bond	29,746	–		–	30,647	[4]	193	–		2 Mar 1998	2003
	67,996	–		–	–		–	71,386		4 Mar 1999	2004
	85,365	–		–	–		–	89,621		10 Mar 2000	2005
	80,001	–		–	–		–	83,988		12 Mar 2001	2006
	119,795	–		–	–		–	125,767		8 Mar 2002	2007
	–	159,873	[5]	1,100	–		–	167,843		5 Mar 2003	2008
W R P Dalton	19,833	–		–	20,433	[4]	129	–		2 Mar 1998	2003
	39,665	–		–	–		–	41,643		4 Mar 1999	2004
	38,803	–		–	–		–	40,738		10 Mar 2000	2005
	45,715	–		–	–		–	47,994		12 Mar 2001	2006
	75,660	–		–	–		–	79,432		8 Mar 2002	2007
	–	109,004	[5]	750	–		–	114,438		5 Mar 2003	2008
D G Eldon	23,796	–		–	24,516	[4]	154	–		2 Mar 1998	2003
	39,665	–		–	–		–	41,643		4 Mar 1999	2004
	38,803	–		–	–		–	40,738		10 Mar 2000	2005
	7,388	–		–	7,388	[6]	50	–		3 Apr 2000	2003
	45,715	–		–	–		–	47,994		12 Mar 2001	2006
	6,736	–		–	–		–	7,072	[6]	30 Apr 2001	2004
	50,440	–		–	–		–	52,955		8 Mar 2002	2007
	9,340	–		–	–		–	9,806	[6]	15 May 2002	2005
	–	72,669	[5]	500	–		–	76,292		5 Mar 2003	2008
	–	13,081	[6]	90	–		–	13,329		12 May 2003	2006
D J Flint	19,833	–		–	20,433	[4]	129	–		2 Mar 1998	2003
	39,665	–		–	–		–	41,643		4 Mar 1999	2004
	34,922	–		–	–		–	36,663		10 Mar 2000	2005
	57,144	–		–	–		–	59,992		12 Mar 2001	2006
	75,660	–		–	–		–	79,432		8 Mar 2002	2007
	–	109,004	[5]	750	–		–	114,438		5 Mar 2003	2008
S K Green	23,796	–		–	24,516	[4]	154	–		2 Mar 1998	2003
	39,665	–		–	–		–	41,643		4 Mar 1999	2004
	38,803	–		–	–		–	40,738		10 Mar 2000	2005
	80,001	–		–	–		–	83,988		12 Mar 2001	2006
	94,575	–		–	–		–	99,290		8 Mar 2002	2007
	–	109,004	[5]	750	–		–	114,438		5 Mar 2003	2008
A W Jebson	9,917	–		–	10,216	[4]	64	–		2 Mar 1998	2003
	33,998	–		–	–		–	35,693		4 Mar 1999	2004
	31,041	–		–	–		–	32,589		10 Mar 2000	2005
	68,572	–		–	–		–	71,990		12 Mar 2001	2006
	88,270	–		–	–		–	92,671		8 Mar 2002	2007
	–	109,004	[5]	750	–		–	114,438		5 Mar 2003	2008
Sir Keith Whitson[7]	23,796	–		–	24,516	[4]	154	–		2 Mar 1998	2003
	56,663	–		–	–		–	58,383	[8]	4 Mar 1999	2004
	54,323	–		–	–		–	55,971	[8]	10 Mar 2000	2005
	62,858	–		–	–		–	64,765	[8]	12 Mar 2001	2006
	94,575	–		–	–		–	97,444	[8]	8 Mar 2002	2007

Unless otherwise indicated, vesting of these shares is subject to the performance tests set out in the section headed ‘Performance Conditions’ on pages 217 to 219.

1	Includes additional shares arising from scrip dividends.
2	The market value per share on 15 April 2003 was £6.81. The shares acquired by the Trustee were purchased at an average price of £6.79.

Back to Contents

3	The shares will vest in three equal instalments on each of the first three anniversaries of 28 March 2003 so long as Mr Aldinger remains employed on the relevant vesting date, subject to accelerated vesting upon a termination of cause, or by Mr Aldinger for good reason or due to his death or disability.
4	At the date of vesting, 31 March 2003, the market value per share was £6.49. The market value per share (adjusted for the share capital reorganisation implemented on 2 July 1999) on 2 March 1998, the date of award, was £6.22. The awards were subject to earnings per share performance conditions, to be achieved in whole or in part, as follows: (1) earnings per share in the year 2001 to be greater than earnings per share in 1997 by a factor equivalent to the composite rate of inflation (a weighted average of inflation in the UK, USA and Hong Kong) plus 2 per cent, compounded over each year of the performance period; (2) earnings per share to increase relative to the previous year in not less than three of the four years of the performance period; and (3) cumulative earnings per share over the four years of the performance period, 1998 to 2001 inclusive, must exceed an aggregate figure calculated by compounding 1997 earnings per share by a factor equivalent to the annual composite rate of inflation plus 2 per cent for each year of the performance period. On meeting all of these three primary tests, 50 per cent of the conditional awards would be released to each eligible participant. A secondary test would apply such that, if the cumulative earnings per share over the performance period exceeded an aggregate figure calculated by compounding 1997 earnings per share by a factor equivalent to the same annual composite rate of inflation as described above, plus 5 per cent or more, or 8 per cent or more, for each year of the performance period, 75 per cent or 100 per cent respectively of the conditional awards would be released. In accordance with the rules of the plan, these conditions were retested over the years 1999 to 2002. The performance conditions were met in full and the shares were released.
5	The market value per share on 5 March 2003 was £6.70. The shares acquired by the Trustee of the Plan were purchased at an average price of £6.88.
6	50 per cent of D G Eldon’s discretionary bonus in respect of 1999, 2000, 2001 and 2002 respectively was awarded in Restricted Shares with a three-year restricted period.
7	Retired on 30 May 2003.
8	Interest at date of retirement (30 May 2003).

On behalf of the Board

Sir Mark Moody-Stuart, Chairman of Remuneration Committee	1 March 2004

Back to Contents

H S B C   H O L D I N G S   P L C

Statement of Directors’ Responsibilities in Relation to Financial Statements

The following statement, which should be read in conjunction with the Auditors’ statement of their responsibilities set out in their report on page 231 and 232, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the financial statements.

     The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of HSBC Holdings plc together with its subsidiary undertakings as at the end of the financial year and of the profit or loss for the financial year. They are also required to present additional information for US shareholders. Accordingly, these financial statements are framed to meet both UK and US requirements to give a consistent view to all shareholders. The Directors are required to prepare these financial statements on the going concern basis unless it is not appropriate. Since the Directors are satisfied that HSBC has the resources to continue in business for the foreseeable future, the financial statements continue to be prepared on the going concern basis. The Directors consider that in preparing the financial statements on pages 233 to 366, HSBC Holdings has used appropriate accounting policies, consistently applied, save as disclosed in the ‘Notes on the Financial Statements’, and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

     The Directors have responsibility for ensuring that HSBC Holdings keeps accounting records which disclose with reasonable accuracy at any time the financial position of HSBC Holdings and which enable them to ensure that the financial statements comply with the Companies Act 1985.

     The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of HSBC and to prevent and detect fraud and other irregularities.

On behalf of the Board	1 March 2004

R G Barber, Secretary

Back to Contents

H S B C   H O L D I N G S   P L C

Independent auditors’ report to the Board of Directors and shareholders of HSBC Holdings plc

We have audited the accompanying consolidated financial statements of HSBC Holdings plc and its subsidiary undertakings (together ‘HSBC’) on pages 233 to 366 which comprise the consolidated balance sheets as at 31 December 2003 and 2002, and the related consolidated profit and loss accounts, statements of total consolidated recognised gains and losses, reconciliations of movements in consolidated shareholders’ funds and consolidated cash flow statements for each of the years in the three-year period ended 31 December 2003. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HSBC as at 31 December 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2003 in conformity with accounting principles generally accepted in the United Kingdom.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Information relating to the nature and effect of such differences is presented in Note 50 to the consolidated financial statements.

KPMG Audit Plc	1 March 2004
Chartered Accountants and Registered Auditor
London, England

Back to Contents

This page is left blank intentionally.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial statements

Consolidated profit and loss account for the year ended 31 December 2003

			2003		2002	2001

				Rest of
	Notes	Total	Household [1]	HSBC
		US$m	US$m	US$m	US$m	US$m
Interest receivable
– interest receivable and similar income arising from debt securities		6,947	60	6,887	7,253	8,590
– other interest receivable and similar income		33,021	10,326	22,695	21,342	26,671
Interest payable		(14,370)	(2,081)	(12,289)	(13,135)	(20,536)

Net interest income		25,598	8,305	17,293	15,460	14,725
Dividend income	3	222	12	210	278	186
Fees and commissions receivable		12,560	1,674	10,886	9,245	8,756
Fees and commissions payable		(2,166)	(458)	(1,708)	(1,421)	(1,286)
Dealing profits	4	2,178	–	2,178	1,313	1,685
Other operating income		2,680	650	2,030	1,720	1,822

Operating income	7	41,072	10,183	30,889	26,595	25,888
Administrative expenses	5,7	(19,685)	(3,296)	(16,389)	(13,764)	(13,471)
Depreciation and amortisation
– tangible fixed assets	25	(1,382)	(99)	(1,283)	(1,190)	(1,134)
– intangible assets	24	(15)	(11)	(4)	–	–
– goodwill	24	(1,450)	(381)	(1,069)	(854)	(799)

Operating profit before provisions		18,540	6,396	12,144	10,787	10,484
Provisions for bad and doubtful debts	17	(6,093)	(4,575)	(1,518)	(1,321)	(2,037)
Provisions for contingent liabilities and commitments	32	(35)	–	(35)	(39)	(649)
Loss from foreign currency redenomination in Argentina	6	(9)	–	(9)	(68)	(520)
Amounts written off fixed asset investments		(106)	–	(106)	(324)	(125)

Operating profit		12,297	1,821	10,476	9,035	7,153
Share of operating loss in joint ventures		(116)	–	(116)	(28)	(91)
Share of operating profit in associates		221	–	221	135	164
Gains/(losses) on disposal of
– investments		451	6	445	532	754
– tangible fixed assets		(37)	–	(37)	(24)	20

Profit on ordinary activities before tax	7	12,816	1,827	10,989	9,650	8,000
Tax on profit on ordinary activities	8	(3,120)	(463)	(2,657)	(2,534)	(1,988)

Profit on ordinary activities after tax		9,696	1,364	8,332	7,116	6,012
Minority interests
– equity		(487)	–	(487)	(505)	(579)
– non-equity		(435)	–	(435)	(372)	(441)

Profit attributable to shareholders		8,774	1,364	7,410	6,239	4,992

Dividends	10	(6,532)			(5,001)	(4,467)

Retained profit for the period		2,242			1,238	525

		US$			US$	US$
Basic earnings per ordinary share	11	0.84			0.67	0.54
Diluted earnings per ordinary share	11	0.83			0.66	0.53
Dividends per ordinary share	10	0.60			0.53	0.48

Movements in reserves are set out in Note 36.
The accompanying notes are an integral part of the Consolidated Financial Statements.
All results are from continuing operations.

1	The results of Household cover the period since the date of acquisition, 28 March, 2003.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial statements (continued)

Consolidated balance sheet at 31 December 2003
		2003	2002	[1]
	Notes	US$m	US$m

ASSETS

Cash and balances at central banks		7,661	7,659
Items in the course of collection from other banks		6,628	5,651
Treasury bills and other eligible bills	12	20,391	18,141
Hong Kong Government certificates of indebtedness	13	10,987	9,445
Loans and advances to banks	15	117,173	95,496
Loans and advances to customers	16	528,977	352,344
Debt securities	19	205,722	175,730
Equity shares	20	12,879	7,664

Interests in joint ventures: gross assets		87	486
gross liabilities		(77)	(296)

	21	10	190
Interests in associates	22	1,263	1,116
Other participating interests	23	690	651
Goodwill and intangible assets	24	28,640	17,192
Tangible fixed assets	25	15,748	14,181
Other assets	27	63,128	45,763
Prepayments and accrued income		14,319	7,382

Total assets		1,034,216	758,605

Back to Contents

		2003	2002	[1]
	Notes	US$m	US$m

LIABILITIES

Hong Kong currency notes in circulation	13	10,987	9,445
Deposits by banks	28	70,426	52,933
Customer accounts	29	573,130	495,438
Items in the course of transmission to other banks		4,383	4,634
Debt securities in issue	30	153,562	34,965
Other liabilities	31	94,669	72,090
Accruals and deferred income		13,760	7,574
Provisions for liabilities and charges	32
– deferred taxation		1,670	1,154
– other provisions		5,078	3,683
Subordinated liabilities	33
– undated loan capital		3,617	3,540
– dated loan capital		17,580	14,831
Minority interests
– equity		2,162	2,122
– non-equity	34	8,719	4,431

Called up share capital	35	5,481	4,741
Share premium account	36	4,406	3,647
Own shares held reserve	36	(923)	(646)
Other reserves	36	21,543	8,729
Revaluation reserves	36	1,615	1,954
Profit and loss account	36	42,351	33,340

Shareholders’ funds		74,473	51,765

Total liabilities		1,034,216	758,605

MEMORANDUM ITEMS

Contingent liabilitiess	39
– acceptances and endorsements		5,412	4,711
– guarantees and assets pledged as collateral security		54,439	46,527
– other contingent liabilities		29	17

		59,880	51,255

Commitments	39	428,764	225,629

Sir John Bond, Group Chairman

The accompanying notes are an integral part of the Consolidated Financial Statements.

1.	Figures for 2002 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1 in the ‘Notes on the Financial Statements’ on pages 239 to 240.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial statements (continued)

HSBC Holdings balance sheet at 31 December 2003

		2003	2002 [1]
	Notes	US$m	US$m
FIXED ASSETS
Tangible assets	25	2	2
Investments	26
– shares in HSBC undertakings		80,501	57,510
– loans to HSBC undertakings		3,788	4,163
– other investments other than loans		537	484

		84,828	62,159

CURRENT ASSETS
Debtors
– money market deposits with HSBC undertakings		6,995	5,708
– other amounts owed by HSBC undertakings		2,526	1,634
– amounts owed by HSBC undertakings (falling due after more than 1 year)		2,412	1,012
– other debtors		95	28

Total assets		12,028	8,382
Cash at bank and in hand
– balances with HSBC undertakings		901	870

		12,929	9,252

CREDITORS: amounts falling due within 1 year
Amounts owed to HSBC undertakings		(700)	(1,370)
Subordinated liabilities	33
– owed to HSBC undertakings		–	(350)
Other creditors		(261)	(196)
Second interim dividend declared	10	(1,309)	(3,069)
Third interim dividend declared	10	(2,627)	–

		(4,897)	(4,985)

NET CURRENT ASSETS		8,032	4,267

TOTAL ASSETS LESS CURRENT LIABILITIES		92,860	66,426
CREDITORS: amounts falling due after more than 1 year
Subordinated liabilities	33
– owed to third parties		(5,970)	(5,790)
– owed to HSBC undertakings		(6,845)	(3,686)
Amounts owed to HSBC undertakings		(5,479)	(5,092)
PROVISIONS FOR LIABILITIES AND CHARGES
Deferred taxation	32	(93)	(93)

NET ASSETS		74,473	51,765

CAPITAL AND RESERVES
Called up share capital	35	5,481	4,741
Share premium account	36	4,406	3,647
Own shares held reserve	36	(653)	(540)
Revaluation reserve	36	57,041	36,883
Reserve in respect of obligations under CCF and Household share options	36	485	439
Profit and loss account	36	7,713	6,595

		74,473	51,765

The accompanying notes are an integral part of the Consolidated Financial Statements.

1.	Figures for 2002 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1 in the ‘Notes on the Financial Statements’ on pages239 to 240.

Back to Contents

Statement of total consolidated recognised gains and losses for the year ended 31 December 2003

	2003	2002	2001
	US$m	US$m	US$m

Profit for the financial year attributable to shareholders	8,774	6,239	4,992
Unrealised deficit on revaluation of investment properties:
Subsidiaries	(28)	(22)	(18)
Associates	(10)	(1)	(5)
Unrealised deficit on revaluation of land and buildings
(excluding investment properties):
Subsidiaries	(292)	(297)	(227)
Exchange and other movements	5,318	3,781	(1,242)

Total recognised gains and losses for the year	13,762	9,700	3,500

Reconciliation of movements in consolidated shareholders’ funds for the year to 31 December 2003

	2003	2002 [1]	2001 [1]
	US$m	US$m	US$m

Profit for the period attributable to shareholders	8,774	6,239	4,992
Dividends	(6,532)	(5,001)	(4,467)

	2,242	1,238	525
Other recognised gains and losses relating to the year	4,988	3,461	(1,492)
New share capital subscribed, net of costs	862	337	112

Purchases of own shares to meet share awards
and share option awards	(301)	(5)	(66)
Own shares released on vesting of share awards and
exercise of options	162	45	15
Amortisation of shares in restricted share plan	19	19	25
Net purchases and sales of own shares for market making
purposes[2]	(138)	–	88
Total net change in shareholders’ funds arising from own
shares adjustments	(258)	59	62
Reserve in respect of obligations under CCF share options	(41)	(41)	(16)
New share capital issued in connection with the acquisition
of Household	13,405	–	–
Net reserve in respect of obligations under Household
share options	84	–	–
Net reserve in respect of the equity component of
Household 8.875 per cent Adjustable Conversion-Rate
Equity Security Units	3	–	–
Amounts arising on shares issued in lieu of dividends	1,423	1,023	866

Net addition to shareholders’ funds	22,708	6,077	57

Shareholders’ funds at 1 January as reported	52,406	46,388	46,393
Prior period adjustment (as explained in Note 1)	(641)	(700)	(762)

Shareholders’ funds at 1 January restated	51,765	45,688	45,631

Shareholders’ funds at end of period	74,473	51,765	45,688

No note of historical cost profits and losses has been presented as there is no material difference between HSBC’s results as disclosed in the consolidated profit and loss account and the results on an unmodified historical cost basis.

The accompanying notes are an integral part of the Consolidated Financial Statements.

1	Figures for 2002 and 2001 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1 in the ‘Notes on the Financial Statements’ on pages 239 to 240.
2	The net purchases and sales for market making purposes relate to long positions. Short positions arising in market making activities are included within ‘Other liabilities’. In 2003, total purchases and sales for market making purposes (including those related to short positions) each amounted to about US$8.8 billion, with similar levels of trading in both 2002 and 2001.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial statements (continued)

Consolidated cash flow statement for the year ended 31 December 2003

		2003	2002 [1]	2001 [1]
	Notes	US$m	US$m	US$m

Net cash inflow from operating activities	41	22,675	16,426	12,827
Dividends received from associated undertakings		108	114	113
Returns on investments and servicing of finance
Interest paid on finance leases and similar hire purchase contracts		(37)	(29)	(27)
Interest paid on subordinated loan capital		(882)	(870)	(1,116)
Dividends paid to minority interests
– equity		(514)	(480)	(472)
– non-equity		(392)	(357)	(599)

Net cash outflow from returns on investments and servicing of finance		(1,825)	(1,736)	(2,214)
Taxation paid		(2,631)	(1,371)	(2,106)
Capital expenditure and financial investments
Purchase of investment securities		(218,196)	(130,166)	(148,760)
Proceeds from sale and maturities of investment securities		206,099	122,495	145,321
Purchase of tangible fixed assets		(1,981)	(1,723)	(1,873)
Proceeds from sale of tangible fixed assets		346	328	557
Purchase of intangible assets		(87)	–	–

Net cash outflow from capital expenditure and financial investments		(13,819)	(9,066)	(4,755)
Acquisitions and disposals
Net cash inflow/(outflow) from acquisition of and increase in stake in subsidiary undertakings	26	(2,137)	264	(834)
Net cash inflow from disposal of subsidiary undertakings		556	–	26
Purchase of interests in associated undertakings and other participating interests		(47)	(649)	(154)
Proceeds from disposal of associated undertakings and other participating interests		3	341	79

Net cash outflow from acquisitions and disposals		(1,625)	(44)	(883)
Equity dividends paid		(4,242)	(3,609)	(3,528)

Net cash inflow/(outflow) before financing		(1,359)	714	(546)
Financing
Issue of ordinary share capital		845	337	112
Net purchases and sales of own shares for market making purposes		(138)	–	88
Purchases of own shares to meet share awards and share option awards		(301)	(5)	(66)
Own shares released on vesting of share awards and exercise of options		181	64	40
Increase of non equity minority interests		4,104	–	–
Decrease of non equity minority interests		(206)	(50)	(825)
Subordinated loan capital issued		2,358	4,105	456
Subordinated loan capital repaid		(1,464)	(1,923)	(965)

Net cash inflow/(outflow) from financing	42	5,379	2,528	(1,160)

Increase/(decrease) in cash	43	4,020	3,242	(1,706)

The accompanying notes are an integral part of the Consolidated Financial Statements

1	Figures for 2002 and 2001 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1 in the ‘Notes on the Financial Statements’ on pages 239 to 240.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements

1	Basis of preparation

	(a)	The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain investments and land and buildings, and in accordance with applicable accounting standards.

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

HSBC has adopted the provisions of the UITF Abstract 37 ‘Purchases and sales of own shares’, and UITF Abstract 38 ‘Accounting for ESOP trusts’. For a discussion of the impact of the adoption of UITF Abstracts 37 and 38 see Note 1(e) below.

The accounts have been prepared in accordance with the Statements of Recommended Accounting Practice (‘SORP’s) issued by the British Bankers’ Association (‘BBA’) and Irish Bankers’ Federation (‘IBF’) and with the SORP ‘Accounting issues in the asset finance and leasing industry’ issued by the Finance & Leasing Association (‘FLA’).

The SORP issued by the Association of British Insurers (‘ABI’) ‘Accounting for insurance business’ contains recommendations on accounting for insurance business for insurance companies and insurance groups. HSBC is primarily a banking group, rather than an insurance group, and, consistent with previously established practice for such groups preparing consolidated financial statements complying with Schedule 9 to the Act, values its long-term assurance businesses using the Embedded Value method. This method includes a valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds.

	(b)	The preparation of financial information requires the use of estimates and assumptions about future conditions. In this connection, management believes that the critical accounting policies where management judgement is necessarily applied are those in relation to provisions for bad and doubtful debts, goodwill impairment, and the valuation of unquoted and illiquid debt and equity securities. Application of these policies and the key estimates and assumptions used are described in the Financial Review section on pages 118 to 121 under the heading ‘Critical Accounting Policies’.

	(c)	The consolidated financial statements of HSBC comprise the financial statements of HSBC Holdings and its subsidiary undertakings. Financial statements of subsidiary undertakings are made up to 31 December, with the exception of the banking and insurance subsidiaries of HSBC Bank Argentina, whose financial statements are made up to 30 June annually to comply with local regulations. Accordingly HSBC uses interim financial statements for its principal banking and insurance subsidiaries in Argentina, drawn up to 31 December annually, and these interim financial statements are audited.

The consolidated financial statements include the attributable share of the results and reserves of joint ventures and associates, based on financial statements made up to dates not earlier than six months prior to 31 December.

All significant intra-HSBC transactions are eliminated on consolidation.

	(d)	HSBC’s financial statements are prepared in accordance with UK generally accepted accounting principles (‘UK GAAP’), which differs in certain respects from Hong Kong and US generally accepted accounting principles (‘Hong Kong GAAP’ and ‘US GAAP’). A discussion of the significant differences between UK GAAP and Hong Kong GAAP is contained in note 49. A discussion of the significant differences between UK GAAP and US GAAP and a reconciliation to US GAAP of certain amounts is contained in Note 50. The Notes on the Financial Statements, taken together with the Financial Review, include the aggregate of all disclosures necessary to satisfy both UK and US reporting requirements.

	(e)	The presentation in the financial statements of shares in HSBC Holdings held by HSBC changed in 2003 following the adoption of UITF Abstracts 37 and 38. HSBC Holdings shares held on HSBC’s own account are

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

now deducted from shareholders’ funds; previously they were included in equity shares and other assets. No gains or losses are recognised in the profit and loss account reserve on purchases, sales or cancellation of own shares. The change in accounting policy has been reflected by way of a prior period adjustment. Comparative figures have been restated as follows:

Consolidated profit and loss account

UITF Abstract 38 does not impact on the profit and loss account. Profit and loss account comparative figures have not been restated upon the adoption of UITF Abstract 37 since the effect is immaterial. The effect on the results for the current period of the adoption of UITF Abstract 37 is to reduce profits by US$39 million arising from the increase in the market value of own shares held within long-term assurance assets attributable to policy holders (see Note 27).

Consolidated balance sheet

Statement of reclassifications as a result of UITF Abstracts 37 and 38

			Own shares	Profit and loss
	Other assets	Equity shares	held reserve	account reserve
	US$m	US$m	US$m	US$m

At 31 December 2002
Under previous policy	45,855 [1]	8,213	–	33,335
Impact of UITF Abstracts 37 and 38	(92)	(549)	(646)	5

Under new policy	45,763	7,664	(646)	33,340

At 31 December 2001
Under previous policy	38,632	8,057	–	27,296
Impact of UITF Abstracts 37 and 38	(92)	(608)	(686)	(14)

Under new policy	38,540	7,449	(686)	27,282

At 31 December 2000
Under previous policy	36,030	8,104	–	27,057
Impact of UITF Abstracts 37 and 38	(92)	(670)	(723)	(39)

Under new policy	35,938	7,434	(723)	27,018

1 This excludes US$29 million of intangible assets, which have now been combined with Goodwill on the face of the balance sheet.

HSBC Holdings’ balance sheet

Statement of reclassifications as a result of UITF Abstracts 37 and 38

	Investments –
	shares in HSBC	Investments –	Revaluation	Own shares	Profit and loss
	undertakings	own shares	reserve	held reserve	account
	US$m	US$m	US$m	US$m	US$m
At 31 December 2002
Under previous policy	57,637	514	37,010	–	6,569
Impact of UITF Abstracts 37 and 38	(127)	(514)	(127)	(540)	26

Under new policy	57,510	–	36,883	(540)	6,595

At 31 December 2001
Under previous policy	49,762	555	32,581	–	5,276
Impact of UITF Abstracts 37 and 38	(145)	(555)	(145)	(571)	16

Under new policy	49,617	–	32,436	(571)	5,292

At 31 December 2000
Under previous policy	47,106	564	32,363	–	5,595
Impact of UITF Abstracts 37 and 38	(198)	(564)	(198)	(573)	9

Under new policy	46,908	–	32,165	(573)	5,604

Back to Contents

2	Principal accounting policies

	(a)	Income recognition

Interest income is recognised in the profit and loss account as it accrues, except in the case of doubtful debts (Note 2 (b) below).

Fee and commission income is accounted for in the period when receivable, except where it is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, it is recognised on an appropriate basis over the relevant period.

	(b)	Loans and advances and doubtful debts

It is HSBC’s policy that each operating company will make provisions for bad and doubtful debts promptly where required and on a consistent basis in accordance with established Group guidelines.

There are two basic types of provision, specific and general, each of which is considered in terms of the charge and the amount outstanding.

Specific provisions

Specific provisions represent the quantification of actual and inherent losses from homogeneous portfolios of assets and individually identified accounts. Specific provisions are deducted from loans and advances in the balance sheet. The majority of specific provisions are determined on a portfolio basis.

Portfolios

Where homogeneous groups of assets are reviewed on a portfolio basis, two alternative methods are used to calculate specific provisions:

		–	When appropriate empirical information is available, the Group utilises roll rate methodology (a statistical analysis of historical trends of the probability of default and amount of consequential loss, assessed at each time period for which payments are overdue), other historical data and an evaluation of current economic conditions to calculate an appropriate level of specific provision based on inherent loss. Additionally, in certain highly developed markets, sophisticated models also take into account behavioural and account management trends such as bankruptcy and rescheduling statistics. Roll rates are regularly benchmarked against actual outcomes to ensure they remain appropriate.

		–	In other cases, when information is insufficient or not sufficiently reliable to adopt a roll rate methodology, the Group adopts a formulaic approach which allocates progressively higher loss rates in line with the period of time for which a customer’s loan is overdue.

Individually assessed accounts

Specific provisions on individually assessed accounts are determined by an evaluation of the exposures on a case-by-case basis. This procedure is applied to all accounts that do not qualify for, or are not subject to, a portfolio based approach. In determining such provisions on individually assessed accounts, the following factors are considered:

		–	the Group’s aggregate exposure to the customer (including contingent liabilities);

		–	the viability of the customer’s business model and the capability of management to trade successfully out of financial difficulties and generate sufficient cash flow to service their debt obligations;

		–	the likely dividend available on liquidation or bankruptcy;

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

–	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Group and the likelihood of other creditors continuing to support the company;

–	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

–	the amount and timing of expected receipts and recoveries;

–	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

–	the deduction of any costs involved in recovery of amounts outstanding; and

–	the ability of the borrower to obtain the relevant foreign currency if loans are not in local currency.

Releases on individually calculated specific provisions are recognised whenever the Group has reasonable evidence that the established estimate of loss has been reduced.

Cross-border exposures

Specific provisions are established in respect of cross-border exposures to countries assessed by management to be vulnerable to foreign currency payment restrictions. This assessment includes analysis of both economic and political factors.

Provisions are applied to all qualifying exposures within these countries unless these exposures:

–	are fully performing and of less than one year’s maturity;

–	are mitigated by acceptable security cover held outside the country concerned; or

–	are represented by securities held for trading purposes for which a liquid and active market exists, and which are marked to market daily.

General provisions

General provisions augment specific provisions and provide cover for loans that are impaired at the balance sheet date but which will not be individually identified as such until some time in the future. HSBC requires operating companies to maintain a general provision, which is determined after taking into account:

–	historical loss experience in portfolios of similar risk characteristics (for example, by industry sector, loan grade or product);

–	the estimated period between a loss occurring and that loss being identified and evidenced by the establishment of a specific provision against that loss; and

–	management’s judgement as to whether the current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience.

The estimated period between a loss occurring and its identification (as evidenced by the establishment of a specific provision for that loss) is determined by local management for each identified portfolio.

Loans on which interest is being suspended and non-accrual loans

Loans are designated as non-performing as soon as management has doubts as to the ultimate collectibility of principal or interest or when contractual payments of principal or interest are 90 days overdue. When a loan is designated as non-performing, interest is not normally credited to the profit and loss account and either interest accruals will cease (‘non-accrual loans’) or interest will be credited to an interest suspense account in the balance sheet which is netted against the relevant loan (‘suspended interest’)

Back to Contents

The designation of a loan as non-performing and the suspension of interest may be deferred for up to 12 months in either of the following situations:

	–	cash collateral is held covering the total of principal and interest due and the right of set-off is legally sound; or

	–	the value of any net realisable tangible security is considered more than sufficient to cover the full repayment of all principal and interest due and credit approval has been given to the rolling-up or capitalisation of interest payments.

In certain subsidiaries, principally in the UK and Hong Kong, provided that there is a realistic prospect of interest being paid at some future date, interest on non-performing loans is charged to the customer’s account. However, the interest is not credited to the profit and loss account but to an interest suspense account in the balance sheet, which is netted against the relevant loan.

In other subsidiaries and in any event where the probability of receiving interest payments is remote, interest is no longer accrued and any suspended interest balance is written off.

On receipt of cash (other than from the realisation of security), the overall risk is re-evaluated and, if appropriate, suspended or non-accrual interest is recovered and taken to the profit and loss account. A specific provision of the same amount as the interest receipt is then raised against the principal balance. Amounts received from the realisation of security are applied to the repayment of outstanding indebtedness, with any surplus used to recover any specific provisions and then suspended interest.

Loans are not reclassified as accruing until interest and principal payments are up-to-date and future payments are reasonably assured.

Loan write-offs

Loans (and the related provisions) are normally written off, either partially or in full, when there is no realistic prospect of recovery of these amounts and when the proceeds from the realisation of security have been received.

Assets acquired in exchange for advances

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the advance disposed of at the date of the exchange and subsequent provisions are based on any further deterioration in value.

(c)	Treasury bills, debt securities and equity shares

Treasury bills, debt securities and equity shares intended to be held on a continuing basis are disclosed as investment securities and are included in the balance sheet at cost less provision for any permanent diminution in value.

Where dated investment securities have been purchased at a premium or discount, these premiums and discounts are amortised through the profit and loss account over the period from the date of purchase to the date of maturity so as to give a constant rate of return. If the maturity is at the borrowers’ option within a specified range of years, the earliest maturity is adopted. These securities are included in the balance sheet at cost adjusted for the amortisation of premiums and discounts arising on acquisition. The amortisation of premiums and discounts is included in ‘Interest receivable’. Any profit or loss on realisation of these securities is recognised in the profit and loss account as it arises and included in ‘Gains on disposal of investments’.

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

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

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

(d)	Subsidiary undertakings, joint ventures, associates and other participating interests

	(i)	HSBC Holdings’ investments in subsidiary undertakings are stated at net asset values, including attributable goodwill, adjusted for shares held by subsidiaries in HSBC Holdings. Changes in the value of subsidiary undertakings are accounted for as movements in the revaluation reserve.

	(ii)	Interests in joint ventures are stated at HSBC’s share of gross assets, including attributable goodwill, less HSBC’s share of gross liabilities.

	(iii)	Interests in associates are stated at HSBC’s share of net assets, including attributable goodwill.

	(iv)	Other participating interests are investments in the shares of undertakings which are held on a long-term basis for the purpose of securing a contribution to HSBC’s business, other than subsidiary undertakings, joint ventures or associates. Other participating interests are stated at cost less any permanent diminution in value.

(e)	Goodwill and intangible assets

	(i)	Goodwill arises on the acquisition of subsidiary undertakings, joint ventures or associates when the cost of acquisition exceeds the fair value of HSBC’s share of separable net assets acquired. Negative goodwill arises on the acquisition of subsidiary undertakings, joint ventures and associates when the fair value of HSBC’s share of separable net assets acquired exceeds the cost of acquisition. For acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet in ‘Goodwill and intangible assets’ in respect of subsidiary undertakings, in ‘Interests in joint ventures’ in respect of joint ventures and in ‘Interests in associates’ in respect of associates. Capitalised goodwill is amortised over its estimated life on a straight-line basis. Capitalised goodwill is tested for impairment when necessary by comparing the present value of the expected future cash flows from an entity with the carrying value of its net assets, including attributable goodwill. Negative goodwill is credited to the profit and loss account in the periods expected to be benefited. For acquisitions prior to 1 January 1998, goodwill was charged against reserves in the year of acquisition.

At the date of disposal of subsidiary undertakings, joint ventures or associates, any unamortised goodwill or goodwill previously charged directly to reserves is included in HSBC’s share of net assets of the undertaking in the calculation of the gain or loss on disposal of the undertaking.

	(ii)	Intangible assets represent contracts with retailers and other organisations to originate and promote HSBC products such as credit cards, store cards and retail loans. They are stated at their cost less amortisation to write off the assets over the contract lives. Intangible assets are subject to impairment review if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable.

(f)	Tangible fixed assets

	(i)	Land and buildings are stated at valuation or cost less depreciation calculated to write off the assets over their estimated useful lives as follows:

		–	freehold land and land held on leases with more than 50 years to expiry are not depreciated;

		–	land held on leases with 50 years or less to expiry is depreciated over the unexpired terms of the leases; and

Back to Contents

	–	buildings and improvements thereto are depreciated on cost or valuation at the greater of 2 per cent per annum on the straight-line basis or over the unexpired terms of the leases or over the remaining useful lives.

	(ii)	Equipment, fixtures and fittings are stated at cost less depreciation calculated on the straight-line basis to write off the assets over their estimated useful lives, which are generally between 5 years and 20 years.

	(iii)	HSBC holds certain properties as investments. No depreciation is provided in respect of such properties other than leaseholds with 20 years or less to expiry. Investment properties are included in the balance sheet at their open market value and the aggregate surplus or deficit, where material, is transferred to the investment property revaluation reserve.

(g)	Finance and operating leases

	(i)	Assets leased to customers under agreements which transfer substantially all the risks and rewards associated with ownership, other than legal title, are classified as finance leases. Where HSBC is a lessor under finance leases the amounts due under the leases, after deduction of unearned charges, are included in ‘Loans and advances to banks’ or ‘Loans and advances to customers’. Finance charges receivable are recognised over the periods of the leases so as to give a constant rate of return on the net cash investment in the leases, taking into account tax payments and receipts associated with the leases.

	(ii)	Where HSBC is a lessee under finance leases the leased assets are capitalised and included in ‘Equipment, fixtures and fittings’ and the corresponding liability to the lessor is included in ‘Other liabilities’. Finance charges payable are recognised over the periods of the leases based on the interest rates implicit in the leases.

	(iii)	All other leases are classified as operating leases and, where HSBC is the lessor, are included in ‘Tangible fixed assets’. Provision is made to the extent that the carrying value of equipment is impaired through residual values not being fully recoverable. Rentals payable and receivable under operating leases are accounted for on the straight-line basis over the periods of the leases and are included in ‘Administrative expenses’ and ‘Other operating income’ respectively.

(h)	Deferred taxation

Deferred tax is recognised in full on timing differences between the accounting and taxation treatment of income and expenditure, subject to assessment of the recoverability of deferred tax assets. Deferred tax assets are regarded as recoverable to the extent that it is more likely than not there will suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Deferred tax balances are not discounted.

(i)	Pension and other post-retirement benefits

HSBC operates a number of pension and other post-retirement benefit schemes throughout the world.

For UK defined benefit schemes annual contributions are made, on the advice of qualified actuaries, for funding of retirement benefits in order to build up reserves for each scheme member during the employee’s working life and used to pay a pension to the employee or dependant after retirement. The costs of providing these benefits are charged to the profit and loss account on a systematic basis.

Arrangements for staff retirement benefits in overseas locations vary from country to country and are made in accordance with local regulations and custom. The pension cost of the major overseas schemes is assessed in accordance with the advice of qualified actuaries so as to recognise the cost of pensions on a systematic basis over employees’ service lives.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

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

(j)	Foreign currencies

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

(iii) Other exchange differences are recognised in the profit and loss account.

(k)	Off-balance-sheet financial instruments

Off-balance-sheet financial instruments comprise futures, forward, swap and option transactions undertaken by HSBC in the foreign exchange, interest rate, equity, credit derivative, and commodity markets. Netting is applied where a legal right of set-off exists.

Accounting for these instruments is dependent upon whether the transactions are undertaken for trading or non-trading purposes.

Trading transactions

Trading transactions include transactions undertaken for market-making, to service customers’ needs and for proprietary purposes, as well as any related hedges.

Transactions undertaken for trading purposes are marked-to-market and the net present value of any gain or loss arising is recognised in the profit and loss account as ‘Dealing profits’, after appropriate deferrals for unearned credit margin and future servicing costs. Off-balance sheet trading transactions are valued by reference to an independent liquid price where this is available. For those transactions where there are no readily quoted prices, which predominantly relates to over the counter transactions, market values are determined by reference to independently sourced rates, using valuation models. Adjustments are made for illiquid positions where appropriate.

Assets, including gains, resulting from off-balance sheet exchange rate, interest rate, equities, credit derivative and commodity contracts which are marked-to-market are included in ‘Other assets’. Liabilities, including losses, resulting from such contracts, are included in ‘Other liabilities’.

Non-trading transactions

Non-trading transactions are those which are held for hedging purposes as part of HSBC’s risk management strategy against cashflows, assets, liabilities or positions measured on an accruals basis. Non-trading transactions include qualifying hedges and positions that synthetically alter the characteristics of specified financial instruments.

Non-trading transactions are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any gain or loss arising is recognised on the same basis as that arising from the related assets, liabilities or positions.

To qualify as a hedge, a derivative must effectively reduce the price, foreign exchange or interest rate risk of the asset, liability or anticipated transaction to which it is linked and be designated as a hedge at inception of the

Back to Contents

derivative contract. Accordingly, changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. If these criteria are met, the derivative is accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes include swaps, forwards and futures.

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

Any gain or loss arising on the termination of a qualifying derivative is deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the qualifying derivative is immediately marked-to-market and any gain or loss arising is taken to the profit and loss account.

	(I)	Long-term assurance business

The value placed on HSBC’s interest in long-term assurance business includes a valuation of the discounted future earnings expected to emerge from business currently in force, using appropriate assumptions in assessing factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds. These are determined annually in consultation with independent actuaries and are included in ‘Other assets’.

Changes in the value placed on HSBC’s interest in long-term assurance business are calculated on a post-tax basis and reported gross in the profit and loss account as part of ‘Other operating income’ after adjusting for taxation.

Long-term assurance assets excluding own shares held (see note 27) and liabilities attributable to policyholders are recognised in HSBC’s accounts in ‘Other assets’ and ‘Other liabilities’.

3	Dividend income

	2003	2002	2001
	US$m	US$m	US$m

Income from equity shares	213	274	184
Income from participating interests other than joint ventures
and associates	9	4	2

	222	278	186

4	Analysis of income from dealing in financial instruments

		2003			2002			2002

		Dividend			Dividend			Dividend
		and net			and net			and net
	Dealing	interest		Dealing	interest		Dealing	interest
	profits	income	Total	profits	income	Total	profits	income	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Foreign exchange	1,239	31	1,270	1,167	43	1,210	1,120	1	1,121
Interest rate
derivatives	330	16	346	47	(7)	40	159	20	179
Debt securities	251	460	711	75	259	334	311	174	485
Equities and other
trading	358	198	556	24	186	210	95	75	170

	2,178	705	2,883	1,313	481	1,794	1,685	270	1,955

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

5	Administrative expenses

(a)		2003	2002	2001
		US$m	US$m	US$m
	Staff costs

	– wages and salaries	10,434	7,367	7,329
	– social security costs	809	630	613
	– retirement benefits (Note 5(b) below)	868	612	611

		12,111	8,609	8,553
	Premises and equipment (excluding depreciation)	2,331	1,824	1,639
	Other administrative expenses	5,243	3,331	3,279

		19,685	13,764	13,471

	The average number of persons employed by HSBC during the year was made up as follows:
		2003	2002	2001

	Europe	80,541	76,924	77,435
	Hong Kong	23,871	24,452	25,081
	Rest of Asia-Pacific	30,247	27,584	25,142
	North America	58,964	22,262	21,136
	South America	25,663	26,253	27,888

		219,286	177,475	176,682

(b)	Retirement benefits

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

(i) HSBC Pension Schemes

HSBC operates some 174 pension schemes throughout the world, covering 88 per cent of HSBC’s employees, with a total pension cost of US$814 million (2002: US$558 million; 2001: US$572 million;), of which US$443 million (2002: US$316 million; 2001: US$349 million) relates to overseas schemes. Of the overseas schemes, US$146 million (2002: US$43 million; 2001: US$31 million) has been determined in accordance with best practice and regulations in the United States and Canada.

Progressively HSBC has been moving to defined contribution schemes for all new employees and this will be the case for all major subsidiaries in 2004.

The majority of the extant schemes are funded defined benefit schemes, which cover 54 per cent of HSBC’s employees, with assets, in the case of most of the larger schemes, held in trust or similar funds separate from HSBC. The pension cost relating to these schemes was US$649 million (2002: US$406 million; 2001: US$428 million) which is assessed in accordance with the advice of qualified actuaries. The schemes are reviewed at least on a triennial basis or in accordance with local practice and regulations. The actuarial assumptions used to calculate the projected benefit obligations of HSBC’s pension schemes vary according to the economic conditions of the countries in which they are situated.

Included in the above figures is the pension cost relating to the HSBC Bank (UK) Pension Scheme. This comprises:

2003
US$m

Regular cost	217
Amortisation of deficit	87

Total cost for the year	304

Back to Contents

In the United Kingdom, the HSBC Bank (UK) Pension Scheme covers employees of HSBC Bank plc and certain other employees of HSBC. This scheme comprises a funded defined benefit scheme (‘the principal scheme’) which is closed and a defined contribution scheme which was established on 1 July 1996 for new employees. The latest valuation of the principal scheme was made at 31 December 2002 by C G Singer, Fellow of the Institute of Actuaries, of Watson Wyatt LLP. At that date, the market value of the principal scheme’s assets was US$9,302 million. The actuarial value of the assets represented 88 per cent of the benefits accrued to members, after allowing for expected future increases in earnings, and the resulting deficit amounted to US$1,270 million. The method adopted for this valuation was the projected unit method and the main assumptions used were a long-term investment return of 6.85 per cent per annum, salary increases of 3.0 per cent per annum, and post-retirement pension increases of 2.5 per cent per annum.

In anticipation of the above valuation result, HSBC made a payment into the scheme in February 2003 amounting to US$817 million. In addition, following receipt of the valuation results, a further payment of US$137 million was made into the scheme. HSBC has decided to continue ongoing contributions to the scheme at the rate of 20 per cent of pensionable salaries until completion of the next actuarial valuation, due as at 31 December 2005.

The deficit as at 31 December 2002 is being amortised over a thirteen year period, the average remaining service life of the existing employed members. The amortisation is net of the interest benefit from the payments of US$817 million in February and US$137 million in August 2003.

In Hong Kong, the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme covers employees of The Hongkong and Shanghai Banking Corporation Limited and certain other employees of HSBC. The scheme comprises a funded defined benefit scheme (which is a lump sum scheme) and a defined contribution scheme. The latter was established on 1 January 1999 for new employees. The latest valuation of the defined benefit scheme was made at 31 December 2003 and was performed by E Chiu, Fellow of the Society of Actuaries of the United States of America, of HSBC Life (International) Limited, a subsidiary of HSBC Holdings. At that date, the market value of the defined benefit scheme’s assets was US$883 million. On an ongoing basis, the actuarial value of the scheme’s assets represented 121 per cent of the benefits accrued to members, after allowing for expected future increases in salaries, and the resulting surplus amounted to US$156 million. On a wind-up basis, the actuarial value of the scheme’s assets represents 124 per cent of the members’ vested benefits, based on current salaries, and the resulting surplus amounted to US$169 million. The actuarial method used was the projected unit credit method and the main assumptions used in this valuation were a long-term investment return of 5.5 per cent per annum and salary increases of 4.5 per cent per annum.

In the United States, the HSBC Bank USA Pension Plan (the ‘principal scheme’) covers employees of HSBC Bank USA and certain other employees of HSBC. The latest valuation of the principal scheme was made at 1 January 2003 by R G Gendron and K G Leister, Fellows of the Society of Actuaries, of Hewitt Associates LLC. At that date, the market value of the scheme’s assets was US$878 million. The actuarial value of the assets represented 92 per cent of the benefits accrued to members, after allowing for expected future increases in earnings, and the resulting deficit amounted to US$81 million. This deficit was eliminated by means of contributions made to the scheme in 2003. The method employed for this valuation was the projected unit credit method and the main assumptions used were a discount rate of 6.75 per cent per annum and average salary increases of 3.75 per cent per annum.

The acquisition of Household International brought with it additional retirement benefit schemes. The largest of these is Household International Retirement Income Plan, which comprises a funded defined benefit scheme (the ‘Household principle scheme’) which is closed and a cash balance plan which was established on 1 January 2000.

The last reported actuarial valuation was made as at 1 July 2003. At that date, the market value of the Household principle schemes assets was US$853 million, representing 127 per cent of the benefits accrued to members, after allowing for future increases in earnings. The resulting surplus amounted to US$181 million. The method employed for this valuation was the projected unit credit method and the main

Back to Contents

H S B C   H O L D I N G S    P L C

Notes on the Financial Statements (continued)

assumptions used were a discount rate of 8 per cent per annum and average salary increases of 4 per cent per annum.

The HSBC Bank (UK) Pension Scheme, The HSBC Group Hong Kong Local Staff Retirement Benefits Scheme, the HSBC Bank USA Pension Plan and the Household International Retirement Plan cover 41 per cent (2002: 37 per cent; 2001: 42 per cent) of HSBC’s employees.

The pension cost for defined contribution schemes, which cover 34 per cent (2002: 38 per cent; 2001: 41 per cent) of HSBC’s employees, was US$165 million (2002: US$152 million; 2001: US$144 million).

(ii)	FRS 17 Retirement Benefits

At 31 December 2003 the assumptions used to calculate scheme liabilities for HSBC’s main defined benefit pension schemes under FRS 17 are:

			Rate of increase
			for pensions in
			payment and
	Discount	Inflation	deferred	Rate of pay
	rate	assumption	pension	increase
	%	%	%	%

United Kingdom	5.5	2.5	2.5	3.0
Hong Kong	5.5	n/a	n/a	4.5
United States	6.25	2.5	n/a	3.75
Jersey	5.5	2.5	2.5	4.25
Mexico	10.75	5.0	5.0	7.5
Brazil	11.30	5.0	5.0	5.11
France	5.25	2.0	2.0	3.5
Other	3.5-6.25	1.5-2.0	0-1.5	2.5-3.0

The variation in discount rates between countries reflects the impact of local economic conditions.

At 31 December 2002 the assumptions used to calculate scheme liabilities for HSBC’s main defined benefit pension schemes under FRS 17 were:

			Rate of increase
			for pensions in
			payment and
	Discount	Inflation	deferred	Rate of pay
	rate	assumption	pension	Increase
	%	%	%	%

United Kingdom	5.6	2.25	2.25	2.75
Hong Kong	5.5	n/a	n/a	4.5
United States	6.75	2.5	n/a	3.75
Jersey	5.6	2.25	2.25	4.0
Mexico	10.78	5.0	5.0	7.62
Brazil	10.25	5.0	5.0	6.05
France	5.5	2.0	2.0	3.5
Other	3.75-6.75	1.5-2.0	0-1.5	2.5-3.0

Back to Contents

At 31 December 2001 the assumptions used to calculate scheme liabilities for HSBC’s main defined benefit pension schemes under FRS 17 were:

			Rate of increase
			for pensions in
			payment and
	Discount	Inflation	deferred	Rate of pay
	rate	assumption	pension	Increase
	%	%	%	%

United Kingdom	5.9	2.5	2.5	3.75
Hong Kong	6.5	n/a	n/a	6.0
United States	7.25	2.75	n/a	4.0
Jersey	5.9	2.5	2.5	4.25
Brazil	10.25	5.0	5.0	6.05
France	5.5	2.0	2.0	3.5
Other	4.5-6.25	1.5-2.0	1.5-2.0	2.5-3.5

The assets in the defined benefit schemes and the expected rates of returns are:

	At 31 December 2003

	HSBC Bank (UK) Pension Scheme		Other schemes

	Expected rate		Expected rate
	of return	Value	of return	Value
	%	US$m	%	US$m

Equities	8.5	7,232	9.3	2,740
Bonds	5.0	3,544	5.6	2,124
Property	7.0	1,167	7.0	26
Other	4.0	917	3.1	372

Total market value of assets		12,860		5,262
Present value of scheme liabilities		(16,232)		(5,514)

Deficit in the schemes		(3,372)		(252)[1]
Related deferred tax asset		1,012		45

Net pension liability		(2,360)		(207)

Net amounts provided in the balance sheet for unfunded schemes				388

Net pension asset				181

1	Of the deficit in other schemes, US$679 million relates to schemes in deficit and US$427 million relates to schemes in surplus. Of the schemes in deficit, US$514 million relates to unfunded pension schemes in respect of which a provision, net of deferred tax, of US$388 million has been made. In relation to main schemes, there is a surplus of US$156 million in the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme and a surplus of US$112 million in the HSBC Bank USA Pension Plan.

The net pension liability will have a consequent effect on reserves when FRS17 is fully implemented.

The defined benefit section of the HSBC Bank (UK) Pension Scheme and the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme are closed to new entrants. For these schemes the current service cost will increase under the projected unit credit method as the members of the scheme approach retirement.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	At 31 December 2002

	HSBC Bank (UK) Pension Scheme		Other schemes

	Expected rate		Expected rate
	of return	Value	of return	Value
	%	US$m	%	US$m

Equities	8.5	5,682	10.75	1,491
Bonds	5.0	2,032	6.3	1,418
Property	7.0	1,139	–	–
Other	3.75	415	3.1	402

Total market value of assets		9,268		3,311
Present value of scheme liabilities		(12,094)		(4,030)

Deficit in the schemes		(2,826)		(719)[1]
Related deferred tax asset		848		150

Net pension liability		(1,978)		(569)

Net amounts provided in the balance sheet for unfunded schemes				402

Net unprovided pension liability				(167)

1	Of the deficit in other schemes, US$832 million related to schemes in deficit and US$113 million related to schemes in surplus. Of the schemes in deficit, US$442 million related to unfunded pension schemes in respect of which a provision, net of deferred tax, of US$402 million was made. In relation to main schemes, there was a surplus of US$86 million in the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme and a deficit of US$79 million in the HSBC Bank USA Pension Plan.

	At 31 December 2001

	HSBC Bank (UK) Pension Scheme		Other schemes

	Expected rate		Expected rate
	of return	Value	of return	Value
	%	US$m	%	US$m

Equities	7.5	6,385	9.7	1,652
Bonds	5.1	1,329	6.0	1,212
Property	7.5	1,066	–	–
Other	4.0	865	3.4	221

Total market value of assets		9,645		3,085
Present value of scheme liabilities		(10,736)		(3,739)

Deficit in the schemes		(1,091)		(654)[1]
Related deferred tax asset		327		166

Net pension liability		(764)		(488)

Net amounts provided in the balance sheet for unfunded schemes				356

Net unprovided pension liability				(132)

1	Of the deficit in other schemes, US$738 million related to schemes in deficit and US$84 million related to schemes in surplus. Of the schemes in deficit, US$565 million related to unfunded pension schemes in respect of which a provision, net of deferred tax, of US$356 million was made. In relation to main schemes, there was a surplus of US$17 million in the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme and a deficit of US$48 million in the HSBC Bank USA Pension Plan.

Back to Contents

The following amounts would be reflected in the profit and loss account and statement of total consolidated recognised gains and losses on implementation of FRS 17:

	Year ended 31 December

	2003		2002

	HSBC Bank		HSBC Bank
	(UK) Pension	Other	(UK) Pension	Other
	Scheme	schemes	Scheme	schemes
	US$m	US$m	US$m	US$m
Amount that would be charged to operating profit
Current service cost	277	215	280	184
Past service cost	–	28	–	–

Total operating charge	277	243	280	184

Amount that would be credited to other finance income
Expected return on pension scheme assets	728	304	673	236
Interest on pension scheme liabilities	(675)	(277)	(645)	(234)

Net return	53	27	28	2

Amount that would be recognised in the statement of total
consolidated recognised gains and losses
Actual return less expected return on pension scheme assets	987	442	(1,825)	(510)
Experience gains and losses arising on the scheme liabilities	(195)	19	(18)	95
Changes in assumptions underlying the present value of the scheme liabilities	(1,978)	(184)	402	59

Actuarial gain/(loss)	(1,186)	277	(1,441)	(356)

Movement in deficit in the pension schemes during the year
Deficit in the pension schemes at 1 January	(2,826)	(719)	(1,091)	(654)
Movement in the year:
Total operating charge	(277)	(243)	(280)	(184)
Contributions	1,189	548	191	445
Other finance income	53	27	28	2
Actuarial gain/(loss)	(1,186)	277	(1,441)	(356)
Acquisition of subsidiary undertaking	–	(106)	–	(15)
Exchange and other movements	(325)	(36)	(233)	43

Deficit in the pension schemes at 31 December	(3,372)	(252)	(2,826)	(719)

History of experience gains and losses
Difference between expected and actual return on scheme assets:
– amount	987	442	(1,825)	(510)
– percentage of scheme assets	8%	8%	(20% )	(15% )
Experience gains and losses arising on scheme liabilities:
– amount	(195)	19	(18)	95
– percentage of the present value of the scheme liabilities	(1% )	0.4%	(0.1% )	2%
Total amount recognised in the statement of total consolidated gains and losses:
– amount	(1,186)	277	(1,441)	(356)
– percentage of the present value of the scheme liabilities	(7% )	5%	(12% )	(9% )

Most of the employees of HSBC Holdings are members of the HSBC Bank (UK) Pension Scheme. HSBC Holdings is unable to identify the share of the underlying assets and liabilities of this scheme which are attributable to its employees.

(iii)	Post-retirement healthcare benefits

HSBC also provides post-retirement healthcare benefits under schemes, mainly in the United Kingdom and also in the United States, Canada, Mexico and Brazil. The charge relating to these schemes is US$54 million for the year (2002: US$54 million; 2001: US$39 million). The schemes are unfunded, except for the

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

scheme in Mexico which had assets of US$68 million at 31 December 2003 (2002: US$13 million) comprising US$nil in equities (2002: US$2 million), US$52 million in bonds (2002: US$6 million) and US$16 million in cash (2002: US$5 million). The latest full actuarial valuations of the liability were carried out at dates between 31 December 1999 and 31 December 2003 by independent qualified actuaries and have been updated to 31 December 2003 as necessary. These latest actuarial reviews (in accordance with FRS 17) estimated the present value of the accumulated post-retirement benefit obligation at US$850 million (2002: US$491 million; 2001: US$404 million), of which US$656 million (2002: US$366 million; 2001: US$269 million) has been provided and US$68 million (2002: US$13 million) is held in assets in the funded scheme in Mexico. Of the year-end obligation, US$251 million arose on the acquisition of Household International, Inc. The actuarial assumptions used to estimate this obligation vary according to the claims experience and economic conditions of the countries in which the schemes are situated. For the UK schemes, the main financial assumptions used at 31 December 2003 were price inflation of 2.5 per cent per annum (2002: 2.5 per cent), health-care claims cost escalation of 7.5 per cent per annum (2002: 7.5 per cent) and a discount rate of 5.3 per cent per annum (2002: 5.6 per cent).

Under FRS 17, the deferred tax asset related to the unprovided liability of US$126 million (2002: US$112 million) would be US$46 million (2002: US$38 million). The movement in the FRS 17 liability is as follows:

	Year ended 31 December

	2003	2002
	US$m	US$m

Deficit at 1 January	(478)	(404)
Current service cost	(11)	(5)
Contributions	81	15
Interest cost on liabilities	(49)	(28)
Expected return on scheme assets	1	–
Experience gains and losses arising on liabilities	32	(21)
Change in assumptions underlying the present value of scheme liabilities	(67)	40
Actual return less expected return on scheme assets	(3)	–
Acquisition of subsidiary undertaking	(251)	(67)
Exchange and other movements	(37)	(8)

Deficit at 31 December	(782)	(478)
Amounts provided in the balance sheet for unfunded liabilities	656	366

Unprovided liability at 31 December	(126)	(112)
Related deferred tax asset	46	38

Net unprovided liability at 31 December	(80)	(74)

(c)	Directors’ emoluments
The aggregate emoluments of the Directors of HSBC Holdings, computed in accordance with Part I of Schedule 6 of the Act were:

	2003	2002	2001
	US$000	US$000	US$000

Fees	1,525	1,338	1,412
Salaries and other emoluments	8,712	7,605	7,445
Discretionary bonuses	9,856	5,636	3,861

	20,093	14,579	12,718

Gains on the exercise of share options	2,066	514	1,990

Vesting of Restricted Share Plan awards	1,728	–	756

In addition, there were payments under retirement benefit agreements with former Directors of US$557,000 (2002: US$501,000; 2001: US$472,000). The provision as at 31 December 2003 in respect of unfunded pension obligations to former Directors amounted to US$7,273,000 (2002: US$6,942,000; 2001: US$6,281,000).

Back to Contents

During the year, aggregate contributions to pension schemes in respect of Directors were US$1,294,964 (2002: US$1,592,024; 2001: US$1,462,000).

Discretionary bonuses for Directors are based on a combination of individual and corporate performance and are determined by the Remuneration Committee. The cost of the conditional awards under the Restricted Share Plan is recognised through an annual charge based on the likely level of vesting of shares, apportioned over the period of service to which the award relates.

Details of Directors’ remuneration, share options and conditional awards under the Restricted Share Plan are included in the ‘Report of the Directors’ on pages 208 to 210 and ‘Directors’ Remuneration Report’ on pages 213 to 229.

(d)	Auditors’ remuneration

Auditors’ remuneration in relation to statutory audit amounted to US$31.7 million (2002: US$24.8 million; 2001: US$24.3 million). The following remuneration was paid by HSBC companies to HSBC’s principal auditor, KPMG Audit Plc and its affiliated firms (‘KPMG’):

	2003	2002	2001
	US$m	US$m	US$m
Audit services
– Statutory audit	30.2	23.5	23.8
– Audit-related regulatory reporting	6.1	5.6	5.6

Total audit services	36.3	29.1	29.4

Further assurance services	6.8	1.3	1.2
Tax services	3.3	3.3	2.1
Other services
– Financial information technology	–	0.1	0.8
– Other services	2.5	3.5	3.6

Total other services	2.5	3.6	4.4

Total fees paid to KPMG	48.9	37.3	37.1

All services entered into with KPMG after 5 May 2003 were pre-approved by the Group Audit Committee or were entered into under pre-approval policies established by the Group Audit Committee.

Of fees paid to auditors for non-audit work, US$2.1 million were capitalised (2002: US$0.4 million; 2001: US$0.4 million).

The following is a description of the type of services included within the categories listed above:

–	Audit-related regulatory reporting services include services for assurance and other services that are reasonably related to the performance of the audit or review of financial statements, including comfort letters and interim reviews.

–	Further assurance services include services for advice on accounting matters, reporting on internal controls not connected with the financial statements, due diligence work and environmental audits.

–	Tax services include services for tax compliance, tax advice and tax planning.

–	Other services include other assurance and advisory services such as translation services, review of financial models and advice on IT security.

In addition to the above, KPMG estimate they have been paid fees of US$12 million by parties other than HSBC but where HSBC is connected with the contracting party. These fees arise principally in respect of services such as audit of mutual funds managed by HSBC and reviews of the financial position of corporate borrowers where HSBC is a lender.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

6	Loss from foreign currency redenomination in Argentina

The Argentine Government have issued and propose to issue bonds as compensation to the banks (including HSBC) who suffered losses as a result of the original redenomination. Certain of these bonds will be issued in exchange for Argentine Government loans which have been fair valued accordingly. The net effect of these transactions largely offset losses in 2003 which arose from continued repayment of certain deposits historically denominated in US dollars at current market rates rather than the pesification rates specified by the Argentine Government.

The losses in 2002 related to the further impact of pesification including revisions to government decrees, renegotiation of banking contracts, and payments made to certain customers who had obtained court orders requiring HSBC to repay their deposits historically denominated in US dollars at the then current market rates rather than the pesification rate specified by the Argentine Government. The loss of US$520 million in 2001 arose on the redenomination by the Argentine Government of certain in-country US dollar assets and liabilities into pesos at various mandatory but different rates of exchange.

7	Profit on ordinary activities before tax

Profit on ordinary activities before tax is stated after:

	2003	2002	2001
	US$m	US$m	US$m
Income
Aggregate rentals receivable under
– finance leases and hire purchase contracts	3,279	2,502	3,458
– operating leases	553	490	465
Income from listed investments	4,276	4,361	4,761
Profits less losses on debt securities and equities dealing	294	19	348
Gains on disposal of investment securities	396	405	475

Charges
Charges incurred with respect to subordinated liabilities	958	862	1,074
Finance charges in respect of finance leases and similar hire purchase contracts	38	36	27
Hire of plant and machinery	110	81	90
Rentals payable on premises held under operating leases	773	548	516

Gains on the disposal of investments and tangible fixed assets attracted a tax charge of US$84 million (2002: US$86 million; 2001: US$114 million). Of the after-tax amount, US$23 million (2002: US$23 million; 2001: US$18 million) is attributable to minority interests.

Back to Contents

8	Tax on profit on ordinary activities

The charge for taxation comprises:

	2003	2002	2001
	US$m	US$m	US$m
Current taxation
United Kingdom corporation tax charge – current year	1,819	1,096 *	1,217
United Kingdom corporation tax charge – adjustment in respect of prior years	(149)	(68)	(261)
Relief for overseas taxation	(1,123)	(344)*	(540)

	547	684	416
Overseas taxation – current year	2,646	1,246	1,638
Overseas taxation – adjustment in respect of prior years	(56)	(29)	(68)
Joint ventures	1	(6)	(13)
Associates	19	17	26

	3,157	1,912	1,999

Deferred taxation
Origination and reversal of timing differences	(5)	615	(176)
Effect of change in tax rate on opening asset	(7)	–	3
Adjustment in respect of previous periods	(25)	7	162

	(37)	622	(11)

Total charge for taxation	3,120	2,534	1,988

HSBC Holdings and subsidiaries tax charge	3,100	2,523	1,975
Joint ventures tax charge	1	(6)	(13)
Associates tax charge	19	17	26

	3,120	2,534	1,988

* Figures for 2002 have been restated to reflect in greater detail the effect of underlying taxes attributable to overseas group dividends receivable in the UK. This has no impact on the total tax charge.

HSBC Holdings and its subsidiary undertakings in the United Kingdom provide for UK corporation tax at 30 per cent (2002 and 2001: 30 per cent). Overseas tax includes Hong Kong profits tax of US$483 million (2002: US$408 million; 2001: US$450 million). Subsidiary undertakings in Hong Kong provide for Hong Kong profits tax at the rate of 17.5 per cent (2002 and 2001: 16 per cent) on the profits for the year assessable in Hong Kong. Other overseas subsidiary undertakings and overseas branches provide for taxation at the appropriate rates in the countries in which they operate.

	2003	2002	2001
	US$m	US$m	US$m
Analysis of overall tax charge
Taxation at UK corporate tax rate of 30% (2002 and 2001: 30%)	3,845	2,895	2,400
Impact of differently taxed overseas profits in principal locations	(366)	(472)	(616)
Tax free gains	(17)	(19)	(102)
Argentine losses	(25)	87	336
Goodwill amortisation	476	261	263
Amortisation of acquisition accounting adjustments	(331)	–	–
Prior period adjustments	(230)	(90)	(167)
Other items	(232)	(128)	(126)

Overall tax credit charge	3,120	2,534	1,988

Timing differences subject to deferred tax
Accelerated capital allowances	(1)	23	(84)
Timing differences on lease income	(187)	(90)	(97)
Provision for bad and doubtful debts	356	(29)	46
Relief for losses brought forward	52	(125)	85
Provision for Princeton Note settlement	–	(221)	221
Other short-term timing differences	(183)	(180)	(160)

Deferred tax credit/(charge)	37	(622)	11

Current tax charge	3,157	1,912	1,999

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Significant acquisition accounting adjustments arose because certain acquired assets and liabilities were revalued to their fair value on the purchase of Household and HSBC Mexico. The difference between the fair value of assets and liabilities, which is included in the accounts, and the previous book value is amortised to the profit and loss account over the life of the relevant assets and liabilities. The amortisation resulted in a credit to the profit and loss account of US$957 million and there is no tax associated with this adjustment to net income, which therefore reduces the effective tax rate for the year. Although similar adjustments arose in prior years the effect was not significant and is included in ‘Other items’ above.

9	Profit of HSBC Holdings

	2003	2002	2001
	US$m	US$m	US$m

Profit on ordinary activities before tax	6,097	5,185	3,211
Tax credit on profit on ordinary activities	116	82	71

Profit for the financial year attributable to shareholders	6,213	5,267	3,282

Profit on ordinary activities before tax includes dividend income from subsidiary undertakings for the years ended 31 December as follows:

	2003	2002	2001
	US$m	US$m	US$m

Bank	2,409	1,715	2,156
Non-bank	3,933	3,745	1,251

10	Dividends

	2003		2002		2001

	US$ per share	US$m	US$ per share	US$m	US$ per share	US$m

First interim	0.240	2,596	0.205	1,932	0.190	1,767
Second interim	0.120	1,309	0.325	3,069	0.290	2,700
Third interim	0.240	2,627	–	–	–	–

	0.600	6,532	0.530	5,001	0.480	4,467

Of the first interim dividend for 2003, US$979 million (2002: US$166 million; 2001: US$129 million) was settled by the issue of shares. Of the second interim dividend for 2002, US$444 million (2001: US$857 million; 2000 US$737 million) was settled by the issue of shares in 2003.

11	Earnings per ordinary share

Basic earnings per ordinary share was calculated by dividing the earnings of US$8,774 million (2002: US$6,239 million; 2001: US$4,992 million) by the weighted average number of ordinary shares, excluding own shares held, outstanding in 2003 of 10,421 million (2002: 9,339 million; 2001: 9,237 million).

Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of dilutive potential ordinary shares (being share options outstanding not yet exercised) in 2003 of 10,539 million (2002: 9,436 million; 2001: 9,336 million).

Back to Contents

The effect of dilutive share options on the weighted average number of ordinary shares in issue is as follows:

	Number of shares (millions)

	2003	2002	2001

Average number of shares in issue	10,421	9,339	9,237
Savings-related Share Option Plan	30	30	46
Executive Share Option Scheme	8	11	4
Group Share Option Plan	4	–	–
Restricted Share Plan	56	38	27
CCF share options	14	18	22
Household share options	6	–	–

Average number of shares in issue assuming dilution	10,539	9,436	9,336

Of the total number of employee share options existing at 31 December 2003, 130 million were antidilutive (2002 and 2001: nil).

12	Treasury bills and other eligible bills

	2003	2002	2001
	US$m	US$m	US$m

Treasury bills and similar securities	19,193	16,759	17,180
Other eligible bills	1,198	1,382	791

	20,391	18,141	17,971

Of the total treasury bills and other eligible bills, US$15,799 million (2002: US$12,902 million; 2001: US$12,902 million) are non-trading book investment securities. These are mainly short-term in maturity and are analysed below.

Cost and book value
US$m

At 1 January 2003	12,902
Additions	47,687
Acquisition of subsidiaries	3
Disposals and amounts repaid	(46,093)
Amortisation of discounts and premiums	239
Exchange and other movements	1,061

At 31 December 2003	15,799

Non-trading book treasury bills and other eligible bills are all available-for-sale. Their book value, analysed by type of borrower, is as follows:

	2003	2002	2001
	US$m	US$m	US$m

US Treasury and Government agencies	4,624	2,888	2,303
UK Government	955	740	3,013
Hong Kong Government	2,450	2,898	2,181
Other governments	6,891	5,344	4,907
Corporate debt and other securities	879	1,032	498

	15,799	12,902	12,902

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

The following tables provide an analysis of gross unrealised gains and losses on treasury bills and other eligible bills:

		Gross	Gross
	Carrying	unrealised	unrealised	Market
	value	gains	losses	valuation
	US$m	US$m	US$m	US$m

At 31 December 2003
US Treasury and Government agencies	4,624	2	–	4,626
UK Government	955	–	–	955
Hong Kong Government	2,450	2	–	2,452
Other governments	6,891	10	(5)	6,896
Corporate debt and other securities	879	–	–	879

	15,799	14	(5)	15,808

At 31 December 2002
US Treasury and Government agencies	2,888	3	–	2,891
UK Government	740	–	–	740
Hong Kong Government	2,898	2	–	2,900
Other governments	5,344	8	(1)	5,351
Corporate debt and other securities	1,032	–	–	1,032

	12,902	13	(1)	12,914

31 December 2001
US Treasury and Government agencies	2,303	1	–	2,304
UK Government	3,013	6	–	3,019
Hong Kong Government	2,181	2	–	2,183
Other governments	4,907	7	(3)	4,911
Corporate debt and other securities	498	–	–	498

	12,902	16	(3)	12,915

The amounts shown under ‘other governments’ in the above table includes securities with a book and market value of US$711 million (2002: US$1,122 million) issued by the Government of Japan.

The maturities of available-for-sale treasury bills and other eligible bills at 31 December 2003 are analysed as follows:

	Carrying	Market
	value	valuation
	US$m	US$m

1 year or less	15,078	15,103
5 years or less but over 1 year	676	658
10 years or less but over 5 years	45	47

	15,799	15,808

The following table provides an analysis of contractual maturities and weighted average yields of available-for-sale treasury bills and other eligible bills as at 31 December 2003.

			After one year		After five years
	Within		but within		but within
	one year		five years		ten years

	Amount	Yield	Amount	Yield	Amount	Yield
	US$m	%	US$m	%	US$m	%

US Treasury and Government agencies	4,613	0.9	11	5.4	–	–
UK Government	649	2.4	306	4.9	–	–
Hong Kong Government	2,450	0.3	–	–	–	–
Other governments	6,507	2.9	339	6.6	45	5.0
Corporate debt and other securities	859	1.6	20	2.7	–	–

	15,078		676		45

Back to Contents

13	Hong Kong currency notes in circulation

The Hong Kong currency notes in circulation are secured by the deposit of funds in respect of which the Government of Hong Kong certificates of indebtedness are held.

14	Credit risk management

HSBC’s credit risk management process is discussed in the ‘Financial Review’ in the section headed ‘Credit risk management’ on pages 136 to 138, ending with the sentence ‘Internal audit will discuss with management ….assigned to the facilities concerned’.

15	Loans and advances to banks

		2003	2002
		US$m	US$m

	Remaining maturity:
	Repayable on demand	25,289	19,211
	3 months or less but not repayable on demand	77,188	63,526
	1 year or less but over 3 months	10,879	9,536
	5 years or less but over 1 year	1,454	1,211
	Over 5 years	2,387	2,035
	Specific bad and doubtful debt provisions (Note 17)	(24)	(23)

		117,173	95,496

	Amounts include:
	Due from associates
	– unsubordinated	21	53

16	Loans and advances to customers

	2003	2002
	US$m	US$m

Remaining maturity:
Repayable on demand or at short notice	60,331	48,463
3 months or less but not repayable on demand or at short notice	94,001	74,193
1 year or less but over 3 months	63,648	41,444
5 years or less but over 1 year	142,814	97,068
Over 5 years	181,874	100,293
General and specific bad and doubtful debt provisions (Note 17)	(13,691)	(9,117)

	528,977	352,344

Amounts include:
Subordinated advances	202	187
Securitised advances not qualifying for linked presentation under FRS 5
(‘Reporting the substance of transactions’)	26,640	655
Due from joint ventures
Unsubordinated	65	61
Due from associates
Subordinated	35	29
Unsubordinated	464	460

Loans and advances to customers included US$824 million (2002: US$155 million) of repossessed real estate and other assets.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Securitisation transactions

Loans and advances to customers include balances that have been securitised. Certain of these balances meet the requirements for linked presentation under FRS 5 ‘Reporting the substance of transactions’.

The non-recourse finance has been netted against customer loans as follows:

	2003 US$m	2002 US$m

Customer loans	2,555	2,294
Non-recourse finance	(2,291)	(2,049)

Funding provided by HSBC	264	245

Clover Funding Securitisation

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

To fund the acquisition of this beneficial interest, Clover Funding has issued US$2,541 million (2002: US$2,294 million) floating rate notes (‘FRNs’). Clover Funding No.2 plc is in scheduled accumulation and has collected US$395 million (2002: US$nil) to repay its outstanding Notes in April 2004. The offering circulars for the FRNs stated that they are the obligations of Clover Funding only and are not guaranteed by, or the responsibility of, any other party.

Non-returnable proceeds of US$1,882 million (2002: US$2,049 million) received by HSBC from Clover Funding have been deducted from ‘Loans and advances to customers’. Clover Securitisation Limited has entered into swap agreements with HSBC under which Clover Securitisation Limited pays the floating rate of interest on the loans and receives interest linked to three-month London Interbank Offered Rate (‘LIBOR’). The proceeds generated from the loans are used in priority to meet the claims of the FRN holders, and amounts payable in respect of the interest rate swap arrangements after the payment of trustee and administration expenses.

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

HSBC has taken up US$73 million (2002: US$66 million) of subordinated FRNs that are repayable after payments in respect of senior FRNs. HSBC has made subordinated loans of US$46 million (2002: US$42 million) to Clover Funding that are repayable after all other payments. Interest is payable on the subordinated FRNs and subordinated loans conditional upon Clover Funding having funds available.

Clover Securitisation Limited’s entire share capital is held by Clover Holdings Limited. Clover Funding’s entire share capital is held by Clover Holdings Limited. Clover Holdings Limited’s entire share capital is held by trustees under the terms of a trust for charitable purposes.

HSBC recognised net income of US$7 million (2002: US$4 million) which comprised US$108 million (2002: US$96 million) of interest receivable by Clover Funding less US$101 million (2002: US$92 million) of interest on FRNs and other third party expenses payable by Clover Funding.

HFC Bank Limited Securitisations

HSBC, through its wholly-owned subsidiary company, HFC Bank Limited (formerly HFC Bank plc) (‘HFC Bank’), has securitised certain amounts of its personal loan portfolios. The transactions were effected through equitable assignment of those loans to receivables trusts, beneficial interests in which were purchased by several special purpose companies.

Back to Contents

To fund the acquisition of these beneficial interests, the special purpose companies have issued asset backed notes, discounted notes, and subordinated loans, or have received funds on-lent by other companies that have issued such securities and loans for this purpose. Certain of the notes issued were credit enhanced by a third party to provide the required ratings at the time of issue. The securitisation documentation sets out the acknowledgement by the special purpose companies that they will seek to repay their financing only to the extent that repayment is funded by the proceeds generated by the securitised personal loans, and that they will not seek recourse in any other form from HFC Bank.

As at 31 December 2003 non-returnable proceeds of US$409 million received by HFC Bank from the receivables trusts have been deducted from ‘Loans and advances to customers’. Certain of the special purpose companies have entered into swap agreements with HFC Bank (via a third party swap provider) under which the special purpose companies pay the fixed rate of interest on the personal loans and receive a floating interest rate. The proceeds generated from the loans are used in priority to meet the claims of the note holders and other lenders, and amounts payable in respect of the interest rate swap arrangements after the payment of trustee and administration expenses. HFC Bank is entitled to any residual income from the personal loans after the claims of the note-holders, other lenders and swap counterparties are met.

Under the terms of the securitisation agreements, during the initial periods of the securitisations, HFC Bank was able to substitute securitised loans that were prepaid or expired with further loans that met the same criteria as those originally securitised. In the period since the acquisition of HFC Bank by HSBC, the special purpose companies acquired US$94 million of qualifying personal loans from HFC Bank under these arrangements. These initial periods have now expired, and further substitutions are no longer possible.

There is no provision whatsoever, either in the financing arrangements or otherwise, whereby HFC Bank has a right or obligation either to keep the loans and advances on repayment of the finance or to repurchase them at any time other than in certain circumstances where HFC Bank is in breach of warranty.

HFC Bank is not obliged to support any losses that may be suffered by the note-holders and does not intend to provide such support.

The entire share capital of the special purpose companies is indirectly held by trustees under the terms of a trust for charitable purposes.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

In the period since the acquisition of HFC Bank by HSBC, HFC Bank recognised net income of US$33 million from these personal loan securitisations.

17	Provisions for bad and doubtful debts

	Provisions against advances

	Specific US$	General US$m	Total US$	Suspended interest US$

At 1 January 2003	6,629	2,511	9,140	566
Amounts written off	(7,456)	–	(7,456)	(147)
Recoveries of advances written off in previous years	610	–	610	–
Charge/(credit) to profit and loss account	6,214	(121)	6,093	–
Interest suspended during the year	–	–	–	240
Suspended interest recovered	–	–	–	(182)
Acquisition of subsidiaries	4,269	500	4,769	–
Exchange and other movements	636	(77)	559	133

At 31 December 2003	10,902	2,813	13,715	610

Included in:
Loans and advances to banks (Note 15)			24
Loans and advances to customers (Note 16)			13,691

			13,715

	Provisions against advances

	Specific US$	General US$m	Total US$	Suspended interest US$

At 1 January 2002	5,522	2,661	8,183	861
Amounts written off	(2,111)	–	(2,111)	(327)
Recoveries of advances written off in previous years	180	–	180	–
Charge/(credit) to profit and loss account	1,672	(351)	1,321	–
Interest suspended during the year	–	–	–	426
Suspended interest recovered	–	–	–	(214)
Acquisition of subsidiaries	1,278	426	1,704	–
Exchange and other movements	88	(225)	(137)	(180)

At 31 December 2002	6,629	2,511	9,140	566

Included in:
Loans and advances to banks (Note 15)			23
Loans and advances to customers (Note 16)			9,117

			9,140

	Provisions against advances

	Specific US$	General US$	Total US$	Suspended interest US$

At 1 January 2001	6,095	2,102	8,197	1,016
Amounts written off	(2,178)	–	(2,178)	(437)
Recoveries of advances written off in previous years	285	–	285	–
Charge to profit and loss account	1,464	573 [1]	2,037	–
Interest suspended during the year	–	–	–	542
Suspended interest recovered	–	–	–	(228)
Acquisition of subsidiaries	–	7	7	–
Exchange and other movements	(144)	(21)	(165)	(32)

At 31 December 2001	5,522	2,661	8,183	861

Included in:
Loans and advances to banks			22
Loans and advances to customers			8,161

			8,183

1    Includes an additional general provision of US$600 million for Argentinian exposures

Back to Contents
The total of customer advances, net of suspended interest, on which interest is being placed in suspense, is as follows:

	2003	2002	2001
	US$m	US$m	US$m

Gross	5,513	5,485	6,022

Net of specific provisions	2,673	2,780	2,936

18	Concentrations of exposure

HSBC has the following concentrations of gross loans and advances to customers:
			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Total gross loans and advances to customers
Residential mortgages	51,721	23,664	12,101	77,754	224	165,464
Hong Kong Government Home Ownership Scheme	–	6,290	–	–	–	6,290
Other personal	42,041	7,420	7,135	75,173	2,376	134,145

Total personal	93,762	37,374	19,236	152,927	2,600	305,899

Commercial, industrial and international trade	49,468	10,966	14,892	8,907	1,435	85,668
Commercial real estate	15,517	8,548	3,149	7,785	89	35,088
Other property related	5,416	5,075	2,597	3,994	58	17,140
Government	2,462	927	1,450	4,104	647	9,590
Other commercial[1]	24,239	6,754	5,735	6,619	683	44,030

Total corporate and commercial	97,102	32,270	27,823	31,409	2,912	191,516

Non-bank financial institutions	21,226	4,921	2,027	8,839	78	37,091
Settlement accounts	3,068	556	188	4,767	15	8,594

Total financial	24,294	5,477	2,215	13,606	93	45,685

At 31 December 2003	215,158	75,121	49,274	197,942	5,605	543,100

Residential mortgages	38,719	23,839	7,507	26,666	253	96,984
Hong Kong Government Home
Ownership Scheme	–	7,255	–	–	–	7,255
Other personal	26,748	7,066	5,900	7,836	1,012	48,562

Total personal	65,467	38,160	13,407	34,502	1,265	152,801

Commercial, industrial and international trade	44,424	10,173	12,582	10,773	1,063	79,015
Commercial real estate	11,887	8,336	2,701	6,297	46	29,267
Other property related	3,970	4,805	2,031	4,515	26	15,347
Government	2,164	719	933	4,575	562	8,953
Other commercial[1]	22,712	6,612	5,950	4,835	565	40,674

Total corporate and commercial	85,157	30,645	24,197	30,995	2,262	173,256

Non-bank financial institutions	15,221	2,055	931	9,231	49	27,487
Settlement accounts	2,622	347	192	5,224	–	8,385

Total financial	17,843	2,402	1,123	14,455	49	35,872

At 31 December 2002	168,467	71,207	38,727	79,952	3,576	361,929

1	Other commercial includes advances in respect of agriculture, transport, energy and utilities.

The geographical information shown above has been classified by the location of the principal operations of the subsidiary undertaking, or in the case of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East Limited and HSBC Bank USA, by location of the branch responsible for advancing the funds.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

19	Debt securities

	2003		2002		2001

	Book	Market	Book	Market	Book	Market
	value	valuation	value	valuation	value	valuation
	US$m	US$m	US$m	US$m	US$m	US$m
Issued by public bodies
Investment securities:
Government securities
and US government
agencies	51,215	51,822	42,706	43,591	39,943	40,470
Other public sector
securities	6,087	6,385	5,369	5,670	4,908	5,014

	57,302	58,207	48,075	49,261	44,851	45,484

Other securities:
Government securities
and US government
agencies	32,848		27,664		27,366
Other public sector
securities	1,504		1,095		1,091

	91,654		76,834		73,308

Issued by other bodies
Investment securities:
Bank and building society
certificates of deposit	6,468	6,502	6,097	6,142	6,782	6,800
Other debt securities	67,146	67,885	53,753	54,494	41,633	42,030

	73,614	74,387	59,850	60,636	48,415	48,830

Other securities:
Bank and building society
certificates of deposit	8,411		11,309		10,893
Other debt securities	32,043		27,737		27,963

	114,068		98,896		87,271

Total	205,722		175,730		160,579

Due within 1 year	62,047		56,052		43,803
Due 1 year and over	143,675		119,678		116,776

	205,722		175,730		160,579

Amounts include:
Subordinated debt
securities	276		311		241
Unamortised net
premium/(discount) on
investment securities	485		594		(102)

Listing of securities
Investment securities
– listed on a recognised
UK exchange	18,852	19,315	17,651	18,082	13,769	13,877
– listed in Hong Kong	1,601	1,710	1,530	1,640	915	959
– listed elsewhere	54,435	55,166	50,221	51,354	45,750	46,327
– unlisted	56,028	56,403	38,523	38,821	32,832	33,151

	130,916	132,594	107,925	109,897	93,266	94,314

Other securities
– listed on a recognised
UK exchange	9,442		9,158		6,525
– listed in Hong Kong	2,503		2,397		1,828
– listed elsewhere	39,850		29,434		35,597
– unlisted	23,011		26,816		23,363

	205,722		175,730		160,579

Back to Contents
Where securities are carried at market value, and the market value is higher than cost, the difference between cost and market value is not disclosed as it cannot be determined without unreasonable expense.

The above market valuations do not take account of transactions entered into to hedge the value of HSBC’s investment securities. If the market value of such hedges was included, the effective value of investment securities would be US$132,076 million (2002: US$109,204 million; 2001: US$94,100 million).

	Investment securities

	Cost	Provisions	Book value
	US$m	US$m	US$m

At 1 January 2003	108,040	(115)	107,925
Additions	164,817	–	164,817
Acquisition of subsidiaries	4,041	–	4,041
Disposals and amounts repaid	(153,752)	29	(153,723)
Provisions made	–	(32)	(32)
Amortisation of discounts and premiums	(569)	–	(569)
Exchange and other movements	8,460	(3)	8,457

At 31 December 2003	131,037	(121)	130,916

The book value of investment securities, analysed by type of borrower, is as follows:

	2003	2002	2001
	US$m	US$m	US$m
Available-for-sale
US Treasury and Government agencies	19,215	18,574	17,452
UK Government	554	1,064	1,880
Hong Kong Government	1,124	1,042	490
Other governments	26,685	18,067	16,212
Asset-backed securities	7,200	3,697	4,535
Corporate debt and other securities	71,626	60,852	48,021

	126,404	103,296	88,590

Held-to-maturity
US Treasury and Government agencies	3,637	3,918	3,907
Obligations of US state and political sub-divisions	573	673	769
Corporate debt and other securities	302	38	–

	4,512	4,629	4,676

The following table provides an analysis of gross unrealised gains and losses for investment securities by instrument type as at 31 December for the past three years:

	Available-for-sale

		Gross	Gross
	Carrying	unrealised	unrealised	Market
	value	gains	losses	valuation
	US$m	US$m	US$m	US$m
At 31 December 2003
US Treasury and Government agencies	19,215	224	(155)	19,284
UK Government	554	–	(1)	553
Hong Kong Government	1,124	65	–	1,189
Other governments	26,685	427	(34)	27,078
Asset-backed securities	7,200	131	(9)	7,322
Corporate debt and other securities	71,626	1,007	(113)	72,520

	126,404	1,854	(312)	127,946

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	Available-for-sale

	Carrying value US$m	Gross unrealised gains US$m	Gross unrealised losses US$m	Market valuation US$m
At 31 December 2002
US Treasury and Government agencies	18,574	445	(7)	19,012
UK Government	1,064	4	–	1,068
Hong Kong Government	1,042	70	(2)	1,110
Other governments	18,067	370	(228)	18,209
Asset-backed securities	3,697	25	(7)	3,715
Corporate debt and other securities	60,852	1,146	(121)	61,877

	103,296	2,060	(365)	104,991

At 31 December 2001
US Treasury and Government agencies	17,452	237	(62)	17,627
UK Government	1,880	12	–	1,892
Hong Kong Government	490	30	(2)	518
Other governments	16,212	311	(158)	16,365
Asset-backed securities	4,535	45	(6)	4,574
Corporate debt and other securities	48,021	604	(153)	48,472

	88,590	1,239	(381)	89,448

The amounts shown under other governments in the above table include securities with a book value of US$5,847 million (2002: US$5,616 million) and a market value of US$5,853 million (2002: US$5,630 million) issued by the Government of Japan.

	Held-to-maturity

		Gross	Gross
	Carrying	unrealised	unrealised	Market
	value	gains	losses	valuation
	US$m	US$m	US$m	US$m
At 31 December 2003
US Treasury and Government agencies	3,637	121	(40)	3,718
Obligations of US state and political sub-divisions	573	–	–	573
Corporate debt and other securities	302	57	(2)	357

	4,512	178	(42)	4,648

At 31 December 2002
US Treasury and Government agencies	3,918	234	(1)	4,151
Obligations of US state and political sub-divisions	673	44	(1)	716
Corporate debt and other securities	38	1	–	39

	4,629	279	(2)	4,906

At 31 December 2001
US Treasury and Government agencies	3,907	168	(9)	4,066
Obligations of US state and political sub-divisions	769	32	(1)	800

	4,676	200	(10)	4,866

Back to Contents

The maturities of investment securities at 31 December 2003 are analysed as follows:

	Book	Market
	value	valuation
	US$m	US$m
Available-for-sale
1 year or less	38,953	39,135
5 years or less but over 1 year	60,096	60,825
10 years or less but over 5 years	8,823	8,757
Over 10 years	18,532	19,229

	126,404	127,946

Held-to-maturity
1 year or less	149	150
5 years or less but over 1 year	173	182
10 years or less but over 5 years	227	244
Over 10 years	3,963	4,072

	4,512	4,648

The following table provides an analysis of contractual maturities and weighted average yields of investment debt securities as at 31 December 2003:

	Within one year		After one year but within five years		After five years but within ten years		After ten years

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	US$m	%	US$m	%	US$m	%	US$m	%
Available-for-sale
US Treasury and
Government agencies	4,113	1.26	3,361	2.86	683	4.96	11,058	4.35
UK Government	552	4.53	2	–	–	–	–	–
Hong Kong Government	204	3.43	912	4.06	8	–	–	–
Other governments	8,967	2.38	14,904	4.57	2,094	4.20	720	4.58
Asset-backed securities	21	9.52	1,017	1.47	1,901	1.32	4,261	1.27
Corporate debt and other securities	25,096	2.81	39,900	3.36	4,137	4.67	2,493	4.75

	38,953		60,096		8,823		18,532

Held-to-maturity
US Treasury and
Government agencies	133	1.50	124	7.17	119	6.80	3,261	6.40
Obligations of US state and
political sub-divisions	8	7.88	49	9.49	108	8.94	408	9.04
Corporate debt and other securities	8	2.65	–	–	–	–	294	6.05

	149		173		227		3,963

The maturity distributions of asset-backed securities are presented in the above table based upon contractual maturity dates. The weighted average yield for each range of maturities in the above table is calculated by dividing the annualised interest income for the year ended 31 December 2003 by the book amount of available-for-sale debt securities at that date. The yields do not include the effect of related derivatives.

Proceeds from the sale and redemption of investment securities were US$153,910 million (2002: US$77,105 million; 2001: US$87,626 million). Gross realised gains of US$182 million (2002: US$247 million; 2001: US$359 million) and gross realised losses of US$21 million (2002: US$77 million; 2001: US$180 million) were recorded on those sales. All gains and losses arose on sales of securities from the available-for-sale portfolio. Realised gains and losses are computed using the weighted average cost method. There were no gains recorded on securities transferred from the investment book to the trading book.

The cost of investment securities purchased during the year ended 31 December 2003 was US$164,817 million (2002: US$85,837 million; 2001: US$94,214 million).

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

20	Equity shares

		2003		2002[1]		2001[1]

		Carrying	Market	Carrying	Market	Carrying	Market
		value	valuation	value	valuation	value	valuation
		US$m	US$m	US$m	US$m	US$m	US$m
Investment securities:
–	listed on a recognised UK exchange	44	65	14	23	87	93
–	listed in Hong Kong	238	379	241	400	245	564
–	listed elsewhere	1,531	1,757	1,163	1,207	1,389	1,436
–	unlisted	3,577	4,016	2,866	3,127	2,426	2,606

		5,390	6,217	4,284	4,757	4,147	4,699

Other securities:
–	listed on a recognised UK exchange	129		670		713
–	listed in Hong Kong	20		9		74
–	listed elsewhere	7,303		2,576		2,405
–	unlisted	37		125		110

		12,879		7,664		7,449

Where securities are carried at market value, and the market value is higher than cost, the difference between cost and market value is not disclosed as it cannot be determined without unreasonable expense.

	Investment securities

	Cost	Provisions	Book value
	US$m	US$m	US$m

At 1 January 2003[1]	4,659	(375)	4,284
Additions	5,692	–	5,692
Acquisition of subsidiaries	701	–	701
Disposals	(5,874)	40	(5,834)
Provisions made	–	(31)	(31)
Provisions written off	(8)	8	–
Exchange and other movements	568	10	578

At 31 December 2003	5,738	(348)	5,390

The following table provides an analysis of gross unrealised gains and losses as at 31 December for the past three years:

		Gross	Gross
	Carrying	unrealised	unrealised	Market
	value	gains	losses	valuation
	US$m	US$m	US$m	US$m

31 December 2003	5,390	858	(31)	6,217

31 December 2002[1]	4,284	603	(130)	4,757

31 December 2001[1]	4,147	669	(117)	4,699

1	Figures for 2002 and 2001 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1.

Equity investment securities include interests in money market mutual funds primarily held by Household for liquidity management. Proceeds from the sale of investment securities were US$6,117 million (2002: US$1,980 million; 2001: US$1,796 million). Gross realised gains of US$281 million (2002: US$215 million; 2001: US$290 million) and gross realised losses of US$43 million (2002: US$9 million; 2001: US$25 million) were recorded on those sales. Realised gains and losses are computed using the weighted average cost method. There were no gains recorded on securities transferred from the investment book to the trading book.

The cost of investment securities purchased during the year ended 31 December 2003 was US$5,692 million (2002: US$1,748 million; 2001: US$1,604 million).

Back to Contents

21	Interests in joint ventures

2003
US$m
At 1 January 2003	190
Amortisation and impairment of goodwill	(135)
Transfer to subsidiaries	(47)
Retained profits and losses	18
Exchange and other movements	(16)

At 31 December 2003	10

(a)		2003	2003
		US$m	US$m

	Shares in non-banks	10	10

	All shares are unlisted.

(b)	HSBC’s joint venture at 31 December 2003 is:

	Country of incorporation	Principal activity	HSBC’s interest in equity capital	Issued equity capital

Framlington Group Limited	England	Asset management	51%	£3m

Framlington Group Limited is owned by a subsidiary of HSBC Holdings and makes its financial statements up to 31 December. Its principal country of operation is England.

Although HSBC owns more than 50 per cent of the equity capital of Framlington Group Limited, the agreement with another shareholder means that there are severe long-term restrictions which substantially hinder HSBC’s rights over the assets and management of the entity. HSBC does however continue to exercise significant influence and together with the other shareholder controls the entity.

	(c)	HSBC’s share of total operating income in the joint venture is US$36 million (2002: US$19 million).

	(d)	Included within the Group’s share of the joint venture’s gross assets is goodwill of US$171 million which has been fully written off as at 31 December 2003 (2002: net book value US$149 million).

22	Interests in associates

2003
US$m

At 1 January 2003	1,116
Additions	44
Acquisitions of subsidiaries	10
Disposals	(1)
Retained profits and losses (Note 36)	80
Exchange and other movements	14

At 31 December 2003	1,263

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

There is no goodwill included in the interests in associates at either 31 December 2003 or 2002.

(a)		2003	2003
		US$m	US$m

	Shares in banks	777	712
	Other	486	404

		1,263	1,116

	Listed shares (all listed outside the United Kingdom and Hong Kong)	367	294
	Unlisted shares	896	822

		1,263	1,116

(b)	The principal associates of HSBC are:
		Financial statements made up to	Country of incorporation	Principal activity	HSBC’s interest in equity capital	Issued equity capital

	Barrowgate Limited	31.12.03	Hong Kong	Property investment	24.64%	–[1]
	British Arab Commercial Bank Limited	31.12.03	England	Banking	46.51%	US$81m
						£32m fully paid £5m nil paid
	The Cyprus Popular Bank Limited[2]	31.12.03	Cyprus	Banking	21.33%	C£152m
	Erisa	31.12.03	France	Insurance	49.99%	€65m
	The Saudi British Bank	31.12.03	Saudi Arabia	Banking	40%	SR2,000m
	Wells Fargo HSBC Trade Bank, N.A	31.12.03	United States	Trade finance	20%	–[3]
	World Finance International Limited	30.6.03	Bermuda	Shipping	50%	US$58m

1 Issued equity capital is less than HK$1 million.
2 Trading as Laiki Group.
3 Issued equity capital is less than US$1 million.

All the above interests in associates are owned by subsidiaries of HSBC Holdings.

The principal countries of operation are the same as the countries of incorporation except for World Finance International Limited which operates worldwide, and British Arab Commercial Bank Limited which operates in the Middle East.

On 20 January 2004 HSBC’s interest in World Finance International Limited was exchanged for a 7 per cent interest in Bergesen Worldwide. The new investment will be included in equity shares – investment securities from 2004.

(c)	The associates listed above have no loan capital, except for British Arab Commercial Bank Limited which has issued US$44.5 million of subordinated unsecured loan stock in which HSBC has a 34.66 per cent interest; Barrowgate Limited which has HK$928 million of loan capital in which HSBC has a 24.64 per cent interest; and The Cyprus Popular Bank Limited which has issued C£15.6 million of convertible debentures in which HSBC has a 41.9 per cent interest. The last period for conversion of these debentures into equity shares expired during 2003. HSBC also has a 100 per cent interest in the issued preferred stock (less than US$1 million) of Wells Fargo HSBC Trade Bank, N.A. HSBC has a 40 per cent economic interest in Wells Fargo HSBC Trade Bank, N.A. by virtue of the joint agreement under which HSBC’s equity capital and preferred stock interests are held.

Back to Contents

23	Other participating interests

			2003	2002
			US$m	US$m

	Listed other than on a recognised UK exchange or in Hong Kong		4	3
	Unlisted		686	648

			690	651

	Market value of listed securities		29	22

	Other participating interests in banks		1	1

				Carrying
		Cost	Provisions	value
		US$m	US$	US$m

	At 1 January 2003	704	(53)	651
	Additions	3	–	3
	Amounts written off	(22)	22	–
	Provisions made	–	(3)	(3)
	Exchange and other movements	37	2	39

	At 31 December 2003	722	(32)	690

24	Goodwill and intangible assets

			Intangible
		Goodwill	assets	Total
		US$m	US$m	US$m

	Cost at 1 January 2003	19,579	29	19,608
	Additions and acquisitions of subsidiaries	10,741	137	10,878
	Exchange and other movements	2,354	12	2,366

	Cost at 31 December 2003	32,674	178	32,852

	Accumulated amortisation at 1 January 2003	(2,416)	–	(2,416)
	Charge to the profit and loss account	(1,450)	(15)	(1,465)
	Exchange and other movements	(330)	(1)	(331)

	Accumulated amortisation at 31 December 2003	(4,196)	(16)	(4,212)

	Net book value at 31 December 2003	28,478	162	28,640

	Net book value at 31 December 2002	17,163	29	17,192

	The net book value of goodwill at 31 December 2003 is stated net of negative goodwill of US$15 million (2002: US$58 million). The charge to the profit and loss account in respect of goodwill amortisation is net of a credit relating to negative goodwill of US$50 million (2002: US$24 million).

	Included in ‘Additions and acquisition of subsidiaries’ is goodwill arising on the acquisition of businesses and increases of holdings in subsidiaries during 2003. Positive goodwill is being amortised over periods of up to 20 years. Negative goodwill is being credited to the profit and loss account over 5 years, the period to be benefited.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

25	Tangible fixed assets

	(a)	HSBC
		Long	Short		Equipment
	Freehold	leasehold	leasehold	Equipment,	on
	land and	land and	land and	fixtures	operating
	buildings	buildings	buildings	and fittings	leases	Total [1]
	US$m	US$m	US$m	US$m	US$m	US$m

Cost or valuation at 1 January 2003	3,115	3,199	2,771	6,480	4,183	19,748
Additions	253	6	72	937	713	1,981
Acquisition of subsidiaries	133	16	115	277	50	591
Disposals	(237)	(19)	(70)	(388)	(311)	(1,025)
Reclassification	–	(137)	6	131	–	–
Transfer of accumulated depreciation
arising on revaluation	(37)	(61)	(93)	–	–	(191)
Surplus/(deficit) on revaluation	23	(309)	(66)	–	–	(352)
Exchange and other movements	397	94	95	775	460	1,821

Cost or valuation at 31 December 2003	3,647	2,789	2,830	8,212	5,095	22,573

Accumulated depreciation at
1 January 2003	(76)	(3)	(475)	(4,094)	(919)	(5,567)
Disposals	3	1	64	341	233	642
Reclassification	–	2	(2)	–	–	–
Transfer of accumulated depreciation
arising on revaluation	37	61	93	–	–	191
Charge to the profit and loss account	(69)	(60)	(110)	(882)	(261)	(1,382)
Exchange and other movements	(10)	(9)	(82)	(508)	(100)	(709)

Accumulated depreciation at
31 December 2003	(115)	(8)	(512)	(5,143)	(1,047)	(6,825)

Net book value at 31 December 2003	3,532	2,781	2,318	3,069	4,048	15,748

Net book value at 31 December 2002	3,039	3,196	2,296	2,386	3,264	14,181

	1	Included in the above are assets held on finance leases with a net book value of US$284 million (2002: US$256 million), on which the depreciation charge for the year to 31 December 2003 was US$8 million (2002: US$8 million).

(b)	HSBC Holdings
Equipment,
fixtures and
fittings
US$m

Cost or valuation at 1 January 2003	4
Additions	1
Disposals	(1)

Cost or valuation at 31 December 2003	4

Accumulated depreciation at 1 January 2003	(2)
Charge to the profit and loss account	(1)
Disposals	1

Accumulated depreciation at 31 December 2003	(2)

Net book value at 31 December 2003	2

Net book value at 31 December 2002	2

Back to Contents

(c)	Non-investment properties
	HSBC

	2003	2002
	US$m	US$m
Cost or valuation of freehold and long and short leasehold land and buildings (excluding investment properties):
At 2003 valuation (2002: at 2002 valuation)	7,473	7,733
At cost	1,078	827

	8,551	8,560

On the historical cost basis, freehold and long and short leasehold land and buildings would have been included as follows (excluding investment properties):
Cost	8,285	7,839
Accumulated depreciation	(1,930)	(1,752)

	6,355	6,087

HSBC values its non-investment properties on an annual basis. In September 2003, except as noted below, HSBC’s freehold and long leasehold properties, together with all leasehold properties in Hong Kong, were revalued on an existing use basis or open market value as appropriate or, in the case of a few specialised properties, at depreciated replacement cost. The properties were valued either by professional external valuers or by professionally qualified staff and updated for any material changes at 31 December 2003.

As a result of the revaluation, the net book value of land and buildings (excluding investment properties) decreased by US$311 million (2002: decrease US$322 million). A deficit of US$292 million (2002: deficit of US$297 million), net of minority interest of US$19 million (2002: US$25 million) was debited to reserves at 31 December 2003.

Included within ‘Short leasehold land and buildings’ are the following amounts in respect of assets classed as improvements to buildings, which are carried at depreciated historical cost:

		Accumulated
	Cost	depreciation
	US$m	US$m

At 1 January 2003	768	(308)
Additions	69	–
Disposals	(64)	–
Charge for the year	–	(20)
Exchange and other movements	169	5

At 31 December 2003	942	(323)

Net book value at 31 December 2003	619

Net book value at 31 December 2002	460

(d)	Investment properties

The valuation at which investment properties are included in tangible fixed assets, together with the net book value of these properties calculated under the historical cost basis, is as follows:

	2003		2002

	At valuation	At cost	At valuation	At cost
	US$m	US$m	US$m	US$m

Freehold land and buildings	310	315	80	80
Short and long leasehold land and buildings	405	144	445	146

	715	459	525	226

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Investment properties are valued on an open market value basis at 31 December annually by professional valuers. Investment properties in Hong Kong, the Macau Special Administrative Region and mainland China, which represent 57 per cent by value of HSBC’s investment properties subject to revaluation, were valued by Chesterton Petty Limited who are members of the Hong Kong Institute of Surveyors. As a result of the revaluation, the net book value of investment properties has decreased by US$41 million (2002: deficit of US$36 million). A deficit of US$28 million, net of minority interests of US$13 million, has been debited to reserves at 31 December 2003.

HSBC Holdings had no investment properties at 31 December 2003 or 2002.

(e)	HSBC properties leased to customers

HSBC properties leased to customers, none of which was held by HSBC Holdings, included US$499 million at
31 December 2003 (2002: US$502 million) let under operating leases, net of accumulated depreciation of US$52 million (2002: US$39 million).

(f)	Land and buildings occupied for own activities

	2003	2002
	US$m	US$m

Net book value	7,902	7,608

(g)	Residual values of equipment on operating leases

Included in the net book value of equipment on operating leases are projected residual values at the end of current lease terms, which will be recovered through re-letting or disposal in the following periods:

	2003	2002
	US$m	US$m

Within 1 year	1,262	559
Between 1-2 years	121	1,108
Between 2-5 years	691	290
More than 5 years	1,164	715

Total exposure	3,238	2,672

Residual value risk arises in relation to operating lease transactions to the extent that the values of the leased assets at the end of the lease terms (the residual values) actually recovered through disposing of or re-letting the assets at that time, could be different to that projected at the inception of the respective lease. Residual value exposure is regularly monitored by the business through reviewing the recoverability of the residual value projected at lease inception. This entails considering the re-lettability and projected disposal proceeds of operating lease assets at the end of their lease terms. Provision is made to the extent that the carrying values of leased assets are impaired through residual values not being fully recoverable.

Back to Contents

26	Investments

	(a)	HSBC Holdings
	Shares in	Loans to	Other
	HSBC	HSBC	investments
	undertakings	undertakings	other than loans	Total
	US$m	US$m	US$m	US$m

At 1 January 2003[1]	57,510	4,163	484	62,157
Additions	2,796	–	53	2,849
Repayments and redemptions	–	(375)	–	(375)
Write-up of subsidiary (Note 36)	20,195	–	–	20,195

At 31 December 2003	80,501	3,788	537	84,826

‘Loans to HSBC undertakings’ includes qualifying or regulatory capital and similar financing which can only be repaid by the relevant HSBC undertaking with the consent of its local regulatory authority.

On the historical cost basis, shares in HSBC undertakings would have been included as follows:
	2003 US$m	2002 US$m

Cost less provisions of US$191 million (2002: US$191 million)	46,531	43,731

1	Figures for 2002 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1.

(b)	The principal subsidiary undertakings of HSBC Holdings are:

	Country
	of incorporation or	Principal	Issued equity
	registration	activity	capital
Europe
CCF S.A. (99.99% owned)	France	Banking	€372	m
HFC Bank Limited	England	Financial services	£109	m
HSBC Bank A.S.	Turkey	Banking	TRL277b	n
HSBC Asset Management (Europe) Limited	England	Investment banking	£142	m
HSBC Asset Finance (UK) Limited	England	Finance	£265	m
HSBC Bank Malta p.l.c. (70.03% owned)	Malta	Banking	Lm9	m
HSBC Bank Middle East Limited	Jersey	Banking	US$331	m
HSBC Bank plc (directly owned)	England	Banking	£797	m
HSBC Guyerzeller Bank AG (93.51% owned)[1]	Switzerland	Private banking	SFr95	m
HSBC Insurance Brokers Limited	England	Insurance	£2.8	m
HSBC Life (UK) Limited	England	Insurance	£94	m
HSBC Private Bank (Guernsey) Limited (formerly HSBC Republic Bank (Guernsey) Limited)	Guernsey	Private banking	US$5	m2
HSBC Private Bank (Suisse) S.A. (formerly HSBC Republic Bank (Suisse) S.A.	Switzerland	Private banking	SFr683	m
HSBC Republic Bank (UK) Limited	England	Private banking	£112	m
HSBC Trinkaus & Burkhardt KGaA (partnership limited by shares, 73.47% owned)	Germany	Banking	€70	m

Hong Kong
Hang Seng Bank Limited (62.14% owned)	Hong Kong	Banking	HK$9,559	m
The Hongkong and Shanghai Banking Corporation Limited	Hong Kong	Banking	HK$16,254	m
HSBC Insurance (Asia) Limited	Hong Kong	Insurance	HK$125	m
HSBC Life (International) Limited	Bermuda	Retirement benefits and life assurance	HK$327	m

Rest of Asia-Pacific
HSBC Bank Egypt S.A.E. (94.53% owned)	Egypt	Banking	E£352	m
HSBC Bank Australia Limited	Australia	Banking	A$641	m
HSBC Bank Malaysia Berhad	Malaysia	Banking	RM$114	m
HSBC Asset Management (Taiwan) Ltd (99.94% owned)	Taiwan	Investment banking	TWD788	m

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

(b)	The principal subsidiary undertakings of HSBC Holdings are: (continued)
Country
		of incorporation or	Principal	Issued equity
		registration	activity	capital
North America
	HSBC Bank Canada	Canada	Banking	C$950	m
	HSBC Bank USA	United States	Banking	US$205	m
	HSBC Securities (USA) Inc.	United States	Investment banking	–	[3]
	HSBC USA Inc.	United States	Holding company	–	[3]
	Household Finance Corporation	United States	Financial services	–	[3]
	Household International, Inc.	United States	Holding company	US$1,100m
HSBC Mexico S.A. (99.74% owned)
	(formerly Banco Internacional S.A.)	Mexico	Banking	MXP3,223m

South America
	HSBC Bank Argentina S.A. (99.97% owned)	Argentina	Banking	ARS512	m
	HSBC Bank Brasil S.A. – Banco Múltiplo	Brazil	Banking	BRL1,341	m
	HSBC Seguros (Brasil) S.A. (97.98% owned)	Brazil	Insurance	BRL194	m
	HSBC La Buenos Aires Seguros S.A. (99.39% owned)	Argentina	Insurance	ARS44	m
	Máxima S.A. AFJP (59.93% owned)	Argentina	Pension fund management	ARS84	m

1	Minority interest of 6.49% is held through HSBC Trinkaus & Burkhardt KGaA
2	HSBC also owns 100% of the issued redeemable preference share capital of US$17 million.
3	Issued equity capital is less than US$1 million

All the above subsidiaries are included in the consolidation.

Details of all HSBC companies will be annexed to the next Annual Return of HSBC Holdings filed with the UK Registrar of Companies.

Except where indicated otherwise, the issued equity capital of the above undertakings is wholly-owned by HSBC and is held by subsidiaries of HSBC Holdings. All the above make their financial statements up to 31 December except for HSBC Bank Argentina S.A., HSBC La Buenos Aires Seguros S.A. and Máxima S.A. AFJP, whose financial statements are made up to 30 June annually.

The principal countries of operation are the same as the countries of incorporation except for HSBC Bank Middle East Limited which operates mainly in the Middle East, and HSBC Life (International) Limited which operates mainly in Hong Kong.

(b)	Acquisitions

HSBC made the following acquisitions of subsidiary undertakings or business operations in 2003, which were accounted for on an acquisition basis:

Household International, Inc

On 28 March 2003, HSBC acquired 100 per cent of the voting common shares of Household International, Inc. (‘Household’). Household is the holding company of a group of companies offering a variety of consumer lending products including consumer loans, credit cards, motor vehicle finance and credit insurance to over 50 million customers across the United States, the United Kingdom, Canada and Ireland. The total consideration of US$14,798 million comprised:

UK
GAAP
US$m
Purchase price:
Value of HSBC shares	13,405
Fair value of outstanding Household share options	112
Fair value of the equity component of Household 8.875% Adjustable Conversion-Rate Equity Security Units	21
Cash consideration paid by HSBC for Household cumulative preferred stock	1,120
Acquisition costs including stamp duty and stamp duty reserve tax	140

14,798

Back to Contents

Under UK GAAP, the value of the shares issued is calculated at the date of completion and was the equivalent of US$10.57 per share. As part of the consideration for the acquisition, HSBC allotted 1,273,297,057 new ordinary shares of US$0.50. This included approximately 5.3 million shares, which Household had already committed to repurchase from third parties under forward purchase agreements. These are excluded from the purchase price.

The acquisition of Household:

–	meets HSBC’s stated objective of growing consumer assets;

–	improves the geographical balance of HSBC’s earnings, significantly increasing the contribution from North America;

–	delivers to HSBC national coverage in the United States for consumer lending, credit cards and credit insurance with approximately 1,300 branches in 45 states;

–	creates a global top 10 credit card issuer, and presents a significant opportunity to achieve cost benefits by consolidating HSBC’s card processing, currently outsourced in a number of countries, with that of Household;

–	offers opportunities to extend Household’s business model into countries and territories currently served by HSBC; and

–	provides the opportunity for significant funding, cost and revenue synergies.

HSBC’s financial statements include the results of Household’s operations, commencing 29 March 2003. The assets and liabilities at the date of acquisition and the total consideration paid are set out in the following table:

			Accounting
		Book	policy		Fair
		value	alignments	Revaluations	value
		US$m	US$m	US$m	US$m
At date of acquisition
Items in the course of collection from other banks		840	–	–	840
Loans and advances to banks[1]		431	–	–	431
Loans and advances to customers		81,559	20,990	1,175	103,724
Debt securities		3,635	(44)	44	3,635
Equity shares		697	–	–	697
Intangible assets		1,517	–	(1,467)	50
Tangible fixed assets		521	–	35	556
Other asset categories		10,058	(58)	570	10,570
Deposits by banks		(1,915)	–	–	(1,915)
Customer accounts		(895)	–	–	(895)
Debt securities in issue		(78,736)	(21,954)	(3,859)	(104,549)
Provisions for liabilities and charges		(576)	–	(77)	(653)
Subordinated liabilities		(1,130)	–	(62)	(1,192)
Other liability categories		(5,954)	25	(580)	(6,509)

Net assets acquired		10,052	(1,041)	(4,221)	4,790

Goodwill					10,008

Total consideration including costs of acquisition					14,798

1	Includes cash equivalent balances of US$56 million.

The adjustments in the above table represent the following:

(a)	Accounting policy alignments reflecting primarily
	–	securitisations treated as sales under US GAAP but treated as financing transactions under UK GAAP;
	–	timing of expense recognition on loan origination and software costs; and
	–	deferred taxation relating to these items

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

(b)	Revaluations, reflecting the recognition of:
	–	the fair value of financial instruments acquired;
	–	the fair value of the pension scheme surplus;
	–	the tax effect of other revaluations;
	–	the write-off of goodwill and intangibles previously recognised on Household’s balance sheet; and
	–	the fair value of separable intangibles at the date of acquisition.

The fair values of the assets and liabilities acquired have been determined on a provisional basis pending completion of the fair value appraisal process.

The pre-acquisition results for Household for the year ended 31 December 2002 and the period ended 28 March 2003 determined under Household’s US GAAP accounting policies as at those dates were as follows:

	US GAAP

	2003 1 January- 28 March US$m	2002 1 January- 31 December US$m

Net interest margin	1,573	6,654
Total operating income	2,693	10,432
Operating profit	428	2,253
Profit before tax	428	2,253
Taxation	182	695
Profit after tax	246	1,558
Other gains and losses (Other comprehensive income)	52	38

Other acquisitions

(i)	On 17 February 2003, HSBC Insurance (Asia-Pacific) Holdings Limited, a wholly owned subsidiary of HSBC, acquired 100 per cent of Keppel Insurance Pte Limited for a cash consideration of US$91 million. Goodwill of US$16 million arose on this acquisition.

(ii)	On 4 August 2003, The Hongkong and Shanghai Banking Corporation Limited, a wholly owned subsidiary of HSBC, acquired 82.19 per cent of Asset Management Technology Korea for a cash consideration of US$13 million. Goodwill of US$4 million arose on this acquisition. On 10 December 2003, The Hongkong and Shanghai Banking Corporation Limited increased its stake in Asset Management Technology Korea from 82.19 per cent to 92.96 per cent for a cash consideration of US$1 million, on which goodwill of US$1 million arose.

(iii)	On 3 October 2003, Grupo Financiero Bital S.A., a 99.59 per cent owned subsidiary of HSBC, increased its stake in Seguros Bital and its subsidiary Pensiones Bital from 51 per cent to 100 per cent for a cash consideration of US$144 million. Goodwill of US$95 million arose on this acquisition. Prior to becoming subsidiary undertakings, HSBC’s 51 per cent interests were accounted for as joint ventures. The fair value of the assets and liabilities acquired have been determined only on a provisional basis pending completion of the fair value appraisal process.

(iv)	On 24 October 2003, HSBC Bank plc, a wholly owned subsidiary of HSBC, acquired 100 per cent of Polski Kredyt Bank S.A. for a cash consideration of US$7 million. Goodwill of US$2 million arose on this acquisition.

(v)	On 12 November 2003, Grupo Financiero Bital, S.A., a 99.59 per cent owned subsidiary of HSBC, acquired 100 per cent of the shares of AFORE Allianz Dresdner S.A. for a cash consideration of US$175 million. Goodwill of US$127 million arose on this acquisition. The fair value of the assets and liabilities acquired have been determined only on a provisional basis pending completion of the fair value appraisal process.

(vi)	On 15 December 2003, HSBC Bank Brasil S.A. – Banco Múltiplo, a wholly owned subsidiary of HSBC, acquired substantially all of Lloyds TSB Group plc’s Brazilian operations for cash consideration of US$589 million. This comprised 100 per cent of the shares of Banco Lloyds TSB S.A. – Banco Múltiplo,

Back to Contents

Losango Promotora de Vendas and selected assets and liabilities of the Brazilian branch of Lloyds TSB plc. Goodwill of US$437 million arose on these acquisitions. The fair value of the assets and liabilities acquired have been determined only on a provisional basis pending completion of the fair value appraisal process.

(vii)	On 14 April 2003, The Hongkong and Shanghai Banking Corporation Limited, a wholly owned subsidiary of HSBC, acquired the New Zealand retail banking business of AMP Bank Limited for a cash consideration of US$16 million. Goodwill of US$16 million arose on this acquisition. This acquisition has been excluded from the table below.

(viii)	On 31 January 2003, CCF acquired the business in respect of two branches of Banque Worms from Deutsche Bank Group for a cash consideration of US$2 million. Goodwill of US$2 million arose on this acquisition. This acquisition has been excluded from the table below.

(ix)	HSBC undertook certain other minor acquisitions in the year, which involved assets acquired of less than US$3 million in aggregate, on which goodwill of US$3 million arose, which are excluded from the table below.

(x)	Increases in stakes in a number of existing subsidiaries are excluded from the table below.

On 20 February 2003, HSBC Bank plc increased its stake in Equator Holdings Limited from 60 per cent to 100 per cent for a cash consideration of US$7 million. Negative goodwill of US$2 million arose on this acquisition.

On 31 March 2003, CCF increased its stake in Banque Eurofin from 59.84 per cent to 61.43 per cent for a cash consideration of US$2 million. Goodwill of US$2 million arose on this acquisition. On 30 June 2003, CCF further increased its stake to 77.56 per cent for a cash consideration of US$22 million. Goodwill of US$13 million arose on this acquisition. On 31 July 2003, CCF increased its stake again to 83.94 per cent for a cash consideration of US$10 million. Goodwill of US$6 million arose on this acquisition.

On 1 September 2003, CCF increased its stake in Banque de Savoie from 98.2 per cent to 99.94 per cent for a cash consideration of US$2 million. Goodwill of US$2 million arose on this acquisition.

On 24 November 2003, CCF increased its stake in Elysees Fonds from 51 per cent to 100 per cent for a cash consideration of US$16 million. Goodwill of US$9 million arose on the acquisition.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

The assets and liabilities at the dates of acquisition and the total consideration paid are set out in the following table:
	Book value US$m	Accounting policy alignments US$m	Revaluations US$m	Fair value US$m
At date of acquisition
Cash and balances at central banks	7	–	–	7
Items in the course of collection from other banks	2	–	–	2
Treasury bills and other eligible bills	3	–	–	3
Loans and advances to banks[1]	703	–	–	703
Loans and advances to customers	890	–	(17)	873
Debt securities	972	–	(1)	971
Equity shares	36	–	(1)	35
Tangible fixed assets	31	–	4	35
Other asset categories	619	16	2	637
Deposits by banks	(952)	–	2	(950)
Customer accounts	(720)	–	8	(712)
Debt securities in issue	(72)	–	–	(72)
Provisions for liabilities and charges	(138)	(66)	(50)	(254)
Other liability categories	(885)	–	(1)	(886)

	496	(50)	(54)	392
Less: carrying value of HSBC’s existing interest in Seguros Bital (note iii above)	(52)	–	–	(52)
Less: minority interests – equity	(2)	–	–	(2)

Net assets acquired	442	(50)	(54)	338

Goodwill attributable:
Subsidiaries (Note 24)				682

Total consideration including costs of acquisition				1,020

1 Includes cash equivalent balances of US$15 million.

The adjustments in the above table represent the following:

(a)	Accounting policy alignments reflecting primarily:
	–	HSBC’s criteria for recognising deferred tax.

(b)	Revaluations, reflecting the recognition of:
	–	the fair value of financial instruments acquired; and
	–	adjustments to provisions and other liabilities.

Back to Contents

27	Other assets

		2003	2002	[1]
		US$m	US$m

	Bullion	2,230	2,962
	Assets, including gains, resulting from off-balance-sheet interest rate, exchange rate
	and equities contracts which are marked to market	27,652	21,163
	Current taxation recoverable	190	134
	Deferred taxation (Note 32)	2,942	1,135
	Long-term assurance assets attributable to policyholders	15,634	10,264
	Other accounts	14,480	10,105

		63,128	45,763

	The composition of the net tangible assets relating to long-term assurance and retirement funds is analysed as follows:

	2003	2002	[1]
	US$m	US$m

Loans and advances to banks – with HSBC companies	299	234
Debt securities	8,070	4,436
Equity shares	5,301	3,598
Other assets	2,157	2,131
Prepayments and accrued income	93	78
Other liabilities	(286)	(213)

	15,634	10,264
Own shares held	140	92

Total (Note 31)	15,774	10,356

Own shares held are recognised in the own shares held reserve. They have been included above to reconcile to the long-term assurance liabilities attributable to policyholders in Note 31.

1 Figures for 2002 have been restated to reflect the adoption of UITF Abstract 37 ‘Purchases and sales of own shares’, details of which are set out in Note 1.

28	Deposits by banks

		2003	2002
		US$m	US$m

Repayable on demand		25,066	18,093
With agreed maturity dates or periods of notice, by remaining maturity
–	3 months or less but not repayable on demand	34,313	27,416
–	1 year or less but over 3 months	5,299	4,804
–	5 years or less but over 1 year	4,192	1,671
–	over 5 years	1,556	949

		70,426	52,933

Amounts include:
Due to associates		28	214

The composition of deposits by banks on a geographical basis is set out below:

	2003			2002

	Interest- bearing	Non interest- bearing	Total	Interest- bearing	Non interest- bearing	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Europe	42,697	4,803	47,500	29,741	4,818	34,559
Hong Kong	3,716	1,061	4,777	1,741	638	2,379
Rest of Asia-Pacific	5,700	1,267	6,967	4,674	688	5,362
North America	9,564	790	10,354	9,174	798	9,972
South America	812	16	828	655	6	661

	62,489	7,937	70,426	45,985	6,948	52,933

The geographical analysis of deposits is based on the location of the office in which the deposits are recorded and excludes balances with HSBC companies.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

29	Customer accounts

		2003	2002
		US$m	US$m

Repayable on demand		323,250	256,723
With agreed maturity dates or periods of notice, by remaining maturity
–	3 months or less but not repayable on demand	210,717	202,578
–	1 year or less but over 3 months	24,061	25,793
–	5 years or less but over 1 year	13,183	9,216
–	over 5 years	1,919	1,128

		573,130	495,438

Amounts include:
Due to joint ventures		439	421
Due to associates		25	25

The composition of customer accounts on a geographical basis is set out below:

		2003			2002

		Interest- bearing	Non interest- bearing	Total	Interest- bearing	Non interest- bearing	Total
		US$m	US$m	US$m	US$m	US$m	US$m

	Europe	215,356	27,368	242,724	169,945	27,417	197,362
	Hong Kong	152,505	11,519	164,024	141,267	7,637	148,904
	Rest of Asia-Pacific	58,651	6,790	65,441	48,390	5,782	54,172
	North America	79,112	14,884	93,996	75,951	14,186	90,137
	South America	5,533	1,412	6,945	3,745	1,118	4,863

		511,157	61,973	573,130	439,298	56,140	495,438

	The geographical analysis of customer accounts is based on the locations of the offices in which the customer accounts are recorded and excludes balances with HSBC companies.

30	Debt securities in issue

		2003	2002
		US$m	US$m

Bonds and medium-term notes, by remaining maturity
–	within 1 year	29,979	2,775
–	between 1 and 2 years	16,950	379
–	between 2 and 5 years	33,578	4,857
–	over 5 years	30,081	846

		110,588	8,857
Other debt securities in issue, by remaining maturity
–	3 months or less	30,115	14,966
–	1 year or less but over 3 months	3,716	3,833
–	5 years or less but over 1 year	8,726	6,466
–	over 5 years	417	843

		153,562	34,965

Back to Contents

The increase in debt securities in issue in 2003 is predominantly as a result of the acquisition of Household in March. The following table analyses Household’s debt securities in issue at 31 December 2003 with original maturities greater than one year:

		2003
		US$m
Fixed rate:
8.875% Adjustable Conversion-Rate Equity Security Units		609
Secured financing:
	1.14% to 3.99%; due 2004 to 2007	3,665
	4.00% to 4.99%; due 2004 to 2006	445
	5.00% to 5.49%; due 2004 to 2005	555
	5.50% to 5.99%; due 2004 to 2007	411
	7.00% to 7.49%; due 2004 to 2005	665
	7.50% to 7.99%; due 2004 to 2005	17
	8.00% to 8.99%; due 2004 to 2005	18
Other fixed rate senior debt:
	2.15% to 3.99%; due 2004 to 2008	3,714
	4.00% to 4.99%; due 2004 to 2023	8,373
	5.00% to 5.49%; due 2004 to 2023	5,052
	5.50% to 5.99%; due 2004 to 2023	6,375
	6.00% to 6.49%; due 2004 to 2033	9,834
	6.50% to 6.99%; due 2004 to 2033	9,442
	7.00% to 7.49%; due 2004 to 2032	6,917
	7.50% to 7.99%; due 2004 to 2032	7,968
	8.00% to 9.25%; due 2004 to 2012	3,636

Variable interest rate:
	Secured financings – 1.73% to 6.00%; due 2004 to 2009	26,363
	Other variable interest rate senior debt – 1.17% to 5.00%; due 2004 to 2018	8,506

Total Household debt securities in issue		102,565

Household’s debt securities in issue are repayable:
–	within 1 year	21,486
–	between 1 and 2 years	20,758
–	between 2 and 5 years	33,399
–	over 5 years	26,922

		102,565

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

31	Other liabilities

				2003	2002
				US$m	US$m
	Short positions in securities
		Debt securities:
			Government securities	23,881	17,141
			Other public sector securities	27	89
			Other debt securities	3,856	2,336

				27,764	19,566
		Treasury bills and other eligible bills		935	1,270
		Equity shares		1,428	1,470

				30,127	22,306
	Liabilities, including losses, resulting from off-balance sheet interest rate,exchange rate and equities contracts which are marked-to-market			28,534	22,306
	Current taxation			2,069	1,463
	Obligations under finance leases			585	346
	Dividend payable by HSBC Holdings			3,936	3,069
	Long-term assurance liabilities attributable to policyholders (Note 27)			15,774	10,356
	Other liabilities			13,644	12,244

				94,669	72,090

	Short positions in debt securities are in respect of securities
		–	due within 1 year	1,317	1,890
		–	due 1 year and over	26,447	17,676

				27,764	19,566

		–	listed	23,986	12,121
		–	unlisted	3,778	7,445

				27,764	19,566

	Obligations under finance leases fall due
		–	within 1 year	25	42
		–	between 1 and 5 years	20	22
		–	over 5 years	540	282

				585	346

32	Provisions for liabilities and charges

	(a)	Deferred taxation
					HSBC
				HSBC	Holdings
				US$m	US$m

		At 1 January 2003		19	93
		Release to profit and loss account (Note 8)		(37)	–
		Movements arising from acquisitions and disposals		(1,201)	–
		Exchange and other movements		(53)	–

		At 31 December 2003		(1,272)	93

	HSBC		HSBC Holdings

	2003	2002	2003	2002
	US$m	US$m	US$m	US$m
Included in ‘Provisions for liabilities and charges’	1,670	1,154	93	93
Included in ‘Other assets’ (Note 27)	(2,942)	(1,135)	–	–

Net deferred taxation provision	(1,272)	19	93	93

Comprising:
Accelerated capital allowances	116	115	–	–
Timing differences on lease income	1,586	1,243	–	–
Provision for bad and doubtful debts	(2,828)	(1,192)	–	–
Relief for losses brought forward	(231)	(179)	–	–
Other short-term timing differences	85	32	93	93

	(1,272)	19	93	93

Back to Contents

There is no material deferred taxation liability not provided for.

At 31 December 2003, there were potential future tax benefits of approximately US$963 million (2002: US$885 million) in respect of trading losses, allowable expenditure charged to the profit and loss account but not yet allowed for tax, and capital losses which have not been recognised because recoverability of the potential benefits is not considered likely.

(b)	Other provisions for liabilities and charges

	Provisions for
	pension and	Provisions for
	other post-	contingent
	retirement	liabilities and	Insurance	Other
	obligations	commitments	provisions	provisions	Total
	US$m	US$m	US$m	US$m	US$m

At 1 January 2003	1,038	574	1,412	659	3,683
Additional provisions/increase in provisions[1]	110	35	305	309	759
Acquisition of subsidiaries	249	–	505	126	880
Provisions utilised	(85)	(86)	(248)	(362)	(781)
Exchange and other movements	70	212	185	70	537

At 31 December 2003	1,382	735	2,159	802	5,078

1 The increase in ‘other provisions’ includes unwinding of discounts of US$9 million (2002: US$7 million) in relation to vacant space provisions and US$18 million (2002: US$5 million) in relation to Brazilian labour claims provisions.

Included within ‘Provisions for contingent liabilities and commitments’ are provisions for the costs of possible redress relating to the sales of certain personal pension plans of US$16 million (2002: US$35 million). This is the result of an actuarial calculation extrapolated from a sample of cases and the timing of the expenditure depends on settlement of the individual claims.

Included within ‘Other provisions’ are:

(i)	Provisions for onerous property contracts of US$203 million (2002: US$189 million), of which US$28 million (2002: US$110 million) relates to discounted future costs associated with leasehold properties that became vacant as a consequence of HSBC’s move to Canary Wharf in 2002. The provisions cover rent voids whilst finding new tenants, shortfalls in expected rent receivable compared to rent payable and costs of refurbishing the buildings to attract tenants. Uncertainties relate to movements in market rents, the delay in finding new tenants and the timing of rental reviews.

(ii)	Labour, civil and fiscal litigation provisions in HSBC Brazilian operations of US$217 million (2002: US$135 million), of which US$56 million arose on the acquisition of Lloyds TSB’s Brazilian operations. This relates to labour and overtime litigation claims brought by employees after leaving the bank. The provision is based on the expected number of departing employees, their individual salaries and historical trends. The timing of settlement of these potential claims is uncertain.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

33	Subordinated liabilities

		2003	2002
Undated subordinated loan capital:
	Other HSBC	3,617	3,540

Dated subordinated loan capital:
	HSBC Holdings	5,970	5,790
	Other HSBC	11,610	9,041

		17,580	14,831

Total subordinated liabilities:
	HSBC Holdings	5,970	5,790
	Other HSBC	15,227	12,581

		21,197	18,371

Dated subordinated loan capital is repayable
–	within 1 year	858	956
–	between 1 and 2 years	718	862
–	between 2 and 5 years	1,863	1,957
–	over 5 years	14,141	11,056

		17,580	14,831

The total subordinated borrowings of HSBC Holdings were as follows:
		2003	2002
		US$m	US$m
Amounts owed to third parties
Amounts falling due after more than 1 year:
US$1,400m	5.25% subordinated notes 2012	1,394	1,394
€1,000m	5.375% subordinated notes 2012	1,257	1,045
£650m	5.75% subordinated notes 2027	1,153	1,041
US$1,000m	7.5% subordinated notes 2009	999	999
£250m	9.875% subordinated bonds 2018[1]	440	397
US$350m	Subordinated step-up coupon floating rate notes 2010[2]	349	349
€300m	5.5% subordinated notes 2009	378	315
US$250m	Subordinated collared floating rate notes 2008[3]	–	250

		5,970	5,790

Amounts owed to HSBC undertakings
€1,400m	5.3687% fixed/floating subordinated notes 2043 – HSBC Capital Funding (Euro 2) LP	1,748	–
US$1,350m	9.547% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Dollar 1) LP	1,338	1,350
US$1,250m	4.61% fixed/floating subordinated notes 2043 – HSBC Capital Funding (Dollar 2) LP	1,237	–
US$900m	10.176% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Dollar 1) LP	889	900
£500m	8.208% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Sterling 1) LP	884	806
€600m	8.03% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Euro 1) LP	749	630
US$350m	7.525% subordinated loan 2003 –HSBC Finance Nederland B.V	–	350

		6,845	4,036

		12,815	9,826

Back to Contents

		2003 US$m	2002 US$m

HSBC Holdings’ dated subordinated loan capital is repayable
–	within 1 year	–	350
–	between 1 and 2 years	–	–
–	between 2 and 5 years	–	–
–	over 5 years	12,815	9,476

		12,815	9,826

1	The interest rate on the 9.875 per cent subordinated bonds 2018 changes in April 2013 to become the higher of (i) 9.875 per cent or (ii) the sum of the yield on the relevant benchmark treasury stock plus 2.5 per cent. The bonds may be redeemed in April 2013 at par and redemption has also been allowed from April 1998, subject to the prior consent of the Financial Services Authority, for an amount based on the redemption yields of the relevant benchmark treasury stocks.
2	The interest margin on the Subordinated Step-up coupon floating rate notes 2010 increases by 0.5 per cent from April 2005. The notes are repayable from their step up date at the option of the borrower, subject to the prior consent of the Financial Services Authority.
3	HSBC exercised its option to repay the notes in November 2003.

At 31 December 2003, the other HSBC subordinated borrowings were as follows:

		2003 US$m	2002 US$m

US$1,200m	Primary capital subordinated undated floating rate notes	1,200	1,200
£500m	5.375% subordinated notes 2033	893	–
€600m	4.25% Callable subordinated notes 2016[1]	756	–
US$750m	Undated floating rate primary capital notes	750	750
£350m	Callable subordinated variable coupon notes 2017[2]	625	564
£350m	5% Callable subordinated notes 2023[3]	625	–
£300m	6.5% subordinated notes 2023	532	480
US$500m	Undated floating rate primary capital notes	500	500
US$500m	7.625% subordinated notes 2006	500	500
US$400m	8.625% subordinated notes 2004	400	399
£225m	6.25% subordinated notes 2041	399	360
US$375m	Subordinated step-up coupon floating rate notes 2009[4]	375	374
£200m	9% subordinated notes 2005	357	322
US$300m	10% trust preferred securities	329	–
US$300m	Undated floating rate primary capital notes (Series 3)	300	300
US$300m	6.95% subordinated notes 2011	300	300
US$300m	7.65% subordinated notes 2025[7]	299	299
US$300m	7% subordinated notes 2006	299	299
£150m	9.25% step-up undated subordinated notes[5]	268	242
£150m	8.625% step-up undated subordinated notes[6]	268	242
US$250m	5.875% subordinated notes 2008	233	230
JP¥24,800m	Fixed rate (5.0% to 5.5%) Subordinated Loans 2004	232	209
US$250m	7.20% subordinated debentures 2097	216	215
US$200m	8.25% trust preferred securities	209	–
US$200m	7.50% trust preferred securities	207	–
BRL608m	Subordinated debentures 2008	210	134
US$200m	6.625% subordinated notes 2009	200	200
US$200m	7.808% capital securities 2026	200	200
US$200m	8.38% capital securities 2027	200	200
HK$3,000m	Subordinated collared (7% to 9%) floating rate notes 2003	–	385
US$350m	7.4% subordinated guaranteed notes 2003	–	350
	Other subordinated liabilities less than US$200m	3,345	3,327

		15,227	12,581

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

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

1	The interest on the 4.25% Callable subordinated notes changes in March 2011 to three-month EURIBOR plus 1.05 per cent.
2	The interest rate on the Callable subordinated variable coupon notes is fixed at 5.75 per cent until June 2012. Thereafter, the rate per annum is the sum of the gross redemption yield of the then prevailing five-year UK gilt plus 1.70 per cent.
3	The interest on the 5% Callable subordinated notes changes in March 2018 to become the rate per annum which is the sum of the gross redemption yield of the prevailing five-year UK gilt plus 1.80 per cent.
4	The interest margin on the Subordinated Step-up coupon floating rate notes 2009 increases by 0.5 per cent five years prior to its maturity date.
5	The interest rate on the 9.25 per cent Step-up undated subordinated notes changes in December 2006 to become, for each successive five year period, the rate per annum which is the sum of the yield on the then five year benchmark UK gilt plus 2.15 per cent.
6	The interest rate on the 8.625 per cent Step-up undated subordinated notes changes in December 2007 to become, for each successive five year period, the rate per annum which is the sum of the yield on the then five year benchmark UK gilt plus 1.87 per cent.
7	The 7.65 per cent Subordinated notes are repayable at the option of each of the holders in May 2007.

Footnotes 1 to 6 all relate to notes that are repayable at the option of the borrower on the date of the change of the interest rate, and at subsequent interest rate reset dates and interest payment dates in some cases, subject to the prior consent of the Financial Services Authority.

34	Minority interests – non-equity

Preference shares issued by subsidiaries:
		2003 US$m	2002 US$m

€1,400m	5.3687% Non-cumulative Step-up Perpetual Preferred Securities[1]	1,763	–
US$1,350m	9.547% Non-cumulative Step-up Perpetual Preferred Securities, Series 1[1]	1,338	1,335
US$1,250m	4.61% Non-cumulative Step-up Perpetual Preferred Securities[1]	1,250	–
£700m	5.844% Non-cumulative Step-up Perpetual Preferred Securities[2]	1,250	–
US$900m	10.176% Non-cumulative Step-up Perpetual Preferred Securities, Series 2[1]	889	889
£500m	8.208% Non-cumulative Step-up Perpetual Preferred Securities[1]	884	801
€600m	8.03% Non-cumulative Step-up Perpetual Preferred Securities[1]	749	622
US$150m	Depositary shares each representing 25% interest in a share of adjustable rate cumulative preferred stock, Series D3	150	150
US$150m	Cumulative preferred stock[4]	150	150
US$125m	Dutch auction rate transferable securities preferred stock, Series A and B5	125	125
CAD125m	Non-cumulative redeemable class 1 preferred shares, Series A	96	78
US$75m	Cumulative preferred stock	75	75
US$125m	7.20% Series A cumulative preference shares[6]	–	125
€77m	6.35% Series B cumulative preference shares[6]	–	81

		8,719	4,431

1	See Step-up Perpetual Preferred Securities, note (a) Guaranteed by HSBC Holdings.
2	See Step-up Perpetual Preferred Securities, note (b) Guaranteed by HSBC Bank.
3	The preferred stock has been redeemable, at the option of HSBC USA Inc., in whole or in part from 1 July 1999 at par.
4	The preferred stock is redeemable at the option of HSBC USA Inc., in whole or in part, at any time on or after 1 October 2007 at par.
5	The preferred stock of each series is redeemable at the option of HSBC USA Inc., in whole or in part, on any dividend payment date at par.
6	The preference shares were redeemed by HSBC Republic Holdings (Luxembourg) S.A. in April 2003.

The redemption of all preference shares is subject to the prior consent of the Financial Services Authority and the relevant local banking regulator.

Step-up Perpetual Preferred Securities

(a)	Guaranteed by HSBC Holdings

The six issues of Non-cumulative Step-up Perpetual Preferred Securities (footnote 1) were made by Jersey limited partnerships and are guaranteed, on a subordinated basis, by HSBC Holdings. The proceeds of the issues were on-lent to HSBC Holdings by the limited partnerships by issue of subordinated notes. The Preferred Securities qualify as innovative tier 1 capital for HSBC. The Preferred Securities, together with the guarantee,

Back to Contents

are intended to provide investors with rights to income and capital distributions and distributions upon liquidation of HSBC Holdings that are equivalent to the rights that they would have had if they had purchased non-cumulative perpetual preference shares of HSBC Holdings.

The Preferred Securities are perpetual, but redeemable in 2014, 2010, 2013, 2030, 2015 and 2012 respectively at the option of the general partner of the limited partnerships. If not redeemed the distributions payable step-up and become floating rate or, for the sterling issue, for each successive five-year period, the sum of the then five-year benchmark UK gilt plus a margin. There are limitations on the payment of distributions if prohibited under UK banking regulations or other requirements, if a payment would cause a breach of HSBC’s capital adequacy requirements, or if HSBC Holdings has insufficient distributable reserves (as defined).

HSBC Holdings has covenanted that if it has been prevented under certain circumstances from paying distributions on the Preferred Securities in full, it will not pay dividends or other distributions in respect of its ordinary shares, or effect repurchase or redemption of its ordinary shares, until after a distribution has been paid in full.

If (i) HSBC’s total capital ratio falls below the regulatory minimum ratio required, or (ii) in view of the deteriorating financial condition of HSBC Holdings, the Directors expect (i) to occur in the near term, then the Preferred Securities will be substituted by Preference Shares of HSBC Holdings having economic terms which are in all material respects equivalent to those of the Preferred Securities and the guarantee taken together.

(b)	Guaranteed by HSBC Bank

The 5.844% Non-cumulative Step-up Perpetual Preferred Securities were issued by a Jersey limited partnership and are guaranteed, on a subordinated basis, by HSBC Bank. The proceeds of the issue were on-lent to HSBC Bank by the limited partnership by an issue of a subordinated note. The Preferred Securities qualify as innovative tier 1 capital for HSBC and for HSBC Bank on a solo and consolidated basis and, together with the guarantee, are intended to provide investors with rights to income and capital distributions and distributions upon liquidation of HSBC Bank that are equivalent to the rights they would have had if they had purchased non-cumulative perpetual preference shares of HSBC Bank.

The Preferred Securities are perpetual, but redeemable in 2031at the option of the general partner of the limited partnership. If not redeemed the distributions payable step-up and become floating rate. The same limitations on the payment of distributions applies to HSBC Bank, as to HSBC, as above, and HSBC Bank has provided a similar covenant to that provided by HSBC Holdings, also as above.

If (i) any Preferred Securities are outstanding in November 2048, or (ii) the total capital ratio of HSBC Bank on a solo and consolidated basis falls below the regulatory minimum ratio required, or (iii) in view of the deteriorating financial condition of HSBC Bank, the Directors expect (ii) to occur in the near term, then the Preferred Securities will be substituted by Preference Shares of HSBC Bank having economic terms which are in all material respects equivalent to those of the Preferred Securities and the guarantee taken together.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

35	Called up share capital

Authorised

The authorised ordinary share capital of HSBC Holdings at 31 December 2003 was US$7,500 million (2002 and 2001: US$7,500 million) divided into 15,000 million (2002 and 2001: 15,000 million) ordinary shares of US$0.50 each, and £301,500 (2002 and 2001: £301,500) divided into 301,500 non-voting deferred shares of £1 each.

At 31 December 2003, 2002 and 2001, the authorised preference share capital of HSBC Holdings was 10 million non-cumulative preference shares of £0.01 each, 10 million non-cumulative preference shares of US$0.01 each, and 10 million non-cumulative preference shares of €0.01 each.

Issued

	Number of
	HSBC Holdings
	ordinary shares	US$m

At 1 January 2003	9,480,820,796	4,741
Shares issued on acquisition of Household	1,273,297,057	637
Shares issued in connection with the early settlement of Household 8.875 % Adjustable Conversion-Rate Equity Security Units	51,072,691	26
Shares issued under Household share plans	26,576	–
Shares issued under QUEST	2,200,630	1
Shares issued under other employee option schemes	33,858,455	17
Shares issued in lieu of dividends	118,742,275	59

At 31 December 2003	10,960,018,480	5,481

At 1 January 2002	9,354,627,521	4,678
Shares issued to QUEST	6,147,311	3
Shares issued under other employee option schemes	30,460,369	15
Shares issued in lieu of dividends	89,585,595	45

At 31 December 2002	9,480,820,796	4,741

At 1 January 2001	9,268,200,364	4,634
Shares issued to QUEST	3,343,173	2
Shares issued under other employee option schemes	10,161,789	5
Shares issued in lieu of dividends	72,922,195	37

At 31 December 2001	9,354,627,521	4,678

The 301,500 non-voting deferred shares were in issue throughout 2001, 2002 and 2003 and are held by a subsidiary undertaking of HSBC Holdings.

Options outstanding to subscribe for HSBC Holdings ordinary shares under the HSBC Holdings Group Share Option Plan, HSBC Holdings Executive Share Option Scheme, and HSBC Holdings savings-related share option plans are as follows:

	Number of
	HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2003	347,007,843	2004 to 2013	£2.1727 – £9.642
31 December 2002	307,522,913	2003 to 2012	£2.1727 – £9.642
31 December 2001	284,267,280	2002 to 2011	£2.1727 – £9.642

Following the acquisition of CCF in 2000, outstanding options over CCF shares granted (at nil consideration) to employees between 1993 and 2000 have vested. On exercise of the options, the CCF shares are exchangeable for HSBC Holdings ordinary shares in the same ratio as for the acquisition of CCF (13 HSBC Holdings ordinary shares for each CCF share).

During 2003, 226,000 (2002: 229,066; 2001: 76,799) CCF shares were issued in connection with the exercise of employee share options and exchanged for 2,938,000 HSBC Holdings ordinary shares (2002: 2,977,858; 2001: 998,387) and 7,000 CCF shares were exercised in connection with the exercise of employee share options and will

Back to Contents

be exchanged for 91,000 HSBC Holdings ordinary shares on the fifth anniversary of the award. During 2003, options over 100 (2002 and 2001: nil) CCF shares lapsed. During 2003, 2,500 (2002: 5,000; 2001: 4,000) CCF shares previously issued in connection with the exercise of employee share options were exchanged for 32,500 (2002: 65,000; 2001: 52,000) HSBC Holdings ordinary shares. At 31 December 2003, 10,000 (2002: 5,500; 2001: 10,500) CCF shares were in issue and will be exchanged for HSBC Holdings ordinary shares on the fifth anniversary of the award of the options. There are 2,615,660 CCF employee share options exchangeable for HSBC Holdings ordinary shares outstanding at 31 December 2003 (2002: 2,848,760; 2001: 3,077,826). At 31 December 2003, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 32,775,055 (2002: 35,745,555; 2001: 38,788,413) HSBC Holdings ordinary shares which may be exchanged for CCF shares arising from the exercise of options.

CCF options (including shares issued but not exchanged) effectively outstanding over HSBC Holdings ordinary shares under this arrangement are as follows:

	Number of CCF
	shares exchangeable
	for HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2003	2,625,660	2004 to 2010	€32.78 – €142.5
31 December 2002	2,854,260	2003 to 2010	€32.78 – €142.5
31 December 2001	3,088,326	2002 to 2010	€32.78 – €142.5

There also exist outstanding options over the shares of various CCF subsidiaries, the details of which are set out in the Directors’ Report on pages 195 to 197 and summarised below. On exercise of options over shares of Sinopia Asset Management (‘Sinopia’) the Sinopia shares are exchangeable for HSBC Holdings ordinary shares. The shares are exchangeable in the ratio of 2.143 HSBC Holdings ordinary shares for each Sinopia share. During 2003, 94,400 (2002: 91,200; 2001: nil) Sinopia shares were issued in connection with the exercise of employee share options and exchanged for 202,296 (2002: 195,439; 2001: nil) HSBC Holdings ordinary shares. At 31 December 2003, The CCF Employee Benefit Trust 2001 held 483,253 (2002: 685,549; 2001: nil) HSBC Holdings ordinary shares which may be exchanged for Sinopia shares arising from the exercise of options.

Sinopia options effectively outstanding over HSBC Holdings ordinary shares under this arrangement are as follows:

	Number of Sinopia
	shares exchangeable
	for HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2003	221,500	2004 to 2005	€8.61 – €21.85
31 December 2002	315,900	2003 to 2005	€8.61 – €21.85
31 December 2001	432,100	2002 to 2005	€6.13 – €21.85

Following the mergers of HSBC Bank France S.A., Banque Eurofin, Banque du Louvre and CCF Banque Privée Internationale on 1 October 2003 options held over shares of Banque Eurofin, Banque du Louvre and CCF Banque Privée Internationale were converted into options over the shares of the merged entity, HSBC Private Bank France. On exercise of these options HSBC Private Bank France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 1.83 HSBC Holdings shares for each HSBC Private Bank France share. At 31 December 2003, 1,125 HSBC Private Bank France shares were in issue and will be exchanged for HSBC Holdings ordinary shares on the fourth anniversary of the awards of the options. At 31 December 2003, The CCF Employee Benefit Trust 2001 held 1,900,000 HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of options.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

HSBC Private Bank France options (including shares issued but not exchanged) effectively outstanding over HSBC Holdings ordinary shares under this arrangement are as follows:

	Number of HSBC
	Private Bank France
	shares exchangeable
	for HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2003	1,359,810	2004 to 2012	€10.84 – €22.22

On the acquisition of Banque Hervet in 2001, Banque Hervet shares were held in a Plan d’Epargne Entreprise on behalf of Banque Hervet employees to vest and be released to employees over a 5 year period. It was agreed to exchange these Banque Hervet shares, on vesting, for HSBC Holdings ordinary shares in the ratio of 3.46 HSBC Holdings ordinary shares for each Banque Hervet share. During 2003, 8,303 (2002 and 2001: nil) Banque Hervet shares were released in connection with the vesting of interests in the Plan d’Epargne Entreprise and exchanged for 28,729 (2002 and 2001: nil) HSBC Holdings ordinary shares. At 31 December 2003, The CCF Employee Benefit Trust 2001 held 767,971 (2002: 796,700; 2001:796,700) HSBC Holdings ordinary shares which may be exchanged for Banque Hervet shares from the vesting of interests.

Banque Hervet options effectively outstanding over HSBC Holdings ordinary shares under this arrangement are as follows:

	Number of Banque Hervet shares exchangeable
	for HSBC Holdings ordinary shares	Period of vesting

31 December 2003	221,956	2004 – 2006
31 December 2002	230,259	2003 – 2006
31 December 2001	230,259	2003 – 2006

Following the acquisition of Household on 28 March 2003, all outstanding options and equity-based awards over Household common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for Household (2.675 HSBC Holdings ordinary shares for each Household common share) and the exercise prices per share adjusted accordingly. During 2003, options over 4,755,951 HSBC Holdings ordinary shares were exercised with HSBC Holdings ordinary shares delivered from The HSBC (Household) Employee Benefit Trust 2003 to satisfy the exercise of these options. At 31 December 2003, The HSBC (Household) Employee Benefit Trust 2003 held 12,444,049 HSBC Holdings ordinary shares which may be used to satisfy the exercise of these options and equity-based awards under the Household share plans.

Options and equity-based awards outstanding over HSBC Holdings ordinary shares under the Household share plans are as follows:

	Number of
	HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2003	48,312,607	2004 to 2021	nil – US$25.40

Prior to its acquisition by HSBC Holdings, Household issued 8.875% Adjustable Convertible-Rate Equity Security Units (‘Units’) consisting of a contract under which the holder agreed to purchase, for US$25, Household common shares on 15 February 2006, with an option for early settlement. The Units remained outstanding following the acquisition of Household, with the purchase contracts of the Units becoming contracts to purchase HSBC Holdings ordinary shares instead. If a holder of Units elects to settle early, the holder will receive 2.6041 HSBC Holdings ordinary shares per Unit. Units exercised at maturity, 15 February 2006, will entitle the holder to receive a number of shares based on the market value of HSBC Holdings ordinary shares at the time, up to a maximum of 3.1249 HSBC Holdings ordinary shares for each Unit. During 2003, 51,072,691 HSBC Holdings ordinary shares were issued in connection with the early settlement of 19,612,420 Units.

Back to Contents

The maximum number of Units outstanding over HSBC Holdings ordinary shares are as follows:

		Number of Units
		exchangeable for
		HSBC Holdings
		ordinary shares	Period of exercise	Exercise Price

	31 December 2003	2,050,540	2004 to 2006	US$8.00 – US$9.60

	The total obligations at 31 December 2003 to deliver HSBC Holdings ordinary shares under all of the above arrangements and the HSBC Holdings Restricted Share Plan is 496,414,669. The total number of shares at 31 December 2003 held by employee benefit trusts that may be used to satisfy such obligations to deliver HSBC Holdings ordinary shares is 110,770,974.

36	Reserves

		HSBC
	HSBC	Holdings	Associates
	US$m	US$m	US$m
Share premium account
At 1 January 2003	3,647	3,647	–
Shares issued to QUEST	26	26	–
Shares issued under other employee option schemes	311	311	–
Shares issued in lieu of dividends	(59)	(59)	–
On redemption of the equity component of Household 8.875 per cent
Adjustable Conversion-Rate Equity Security Units	482	482	–
Scrip dividend expenses	(1)	(1)	–

At 31 December 2003	4,406	4,406	–

Own shares held reserve
At 1 January 2003	(646)	(540)	–
Own shares acquired to meet share awards and share option awards	(301)	(266)	–
Own shares released on vesting of share awards and exercise of options	162	153	–
Net purchases and sales of own shares for market making purposes	(138)	–	–

At 31 December 2003	(923)	(653)	–

Other reserves
Reserve in respect of obligations under CCF and Household share options:
At 1 January 2003	439	439	–
Reserve in respect of obligations under Household share options	112	112	–
Reserve in respect of obligations under the equity component of Household
8.875 per cent Adjustable Conversion-Rate Equity Security Units	21	21	–
On exercise of CCF share options	(41)	(41)	–
On exercise of Household share options	(28)	(28)	–
On redemption of the equity component of Household 8.875 per cent
Adjustable Conversion-Rate Equity Security Units	(18)	(18)	–

At 31 December 2003	485	485	–

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

		HSBC
	HSBC	Holdings	Associates
	US$m	US$m	US$m
Merger reserve:
At 1 January 2003	8,290	–	–
On acquisition of Household	12,768	–	–

At 31 December 2003	21,058	–	–

Total other reserves	21,543	485	–

Revaluation reserves
Investment property revaluation reserve:
At 1 January 2003	247	–	44
Unrealised deficit on revaluation of land and buildings	(38)	–	(10)
Transfer to revaluation reserve	(1)	–	–
Realisation on disposal of properties	(2)	–	–
Exchange and other movements	1	–	–

At 31 December 2003	207	–	34

Revaluation reserve:
At 1 January 2003	1,707	36,883	6
Realisation on disposal of properties	(28)	–	–
Transfer from investment property revaluation reserve	1	–	–
Unrealised deficit on revaluation of properties	(292)	–	–
Transfer of depreciation from profit and loss account reserve	(29)	–	–
Net increase in attributable net assets of subsidiary undertakings
(Note 26 (a))	–	20,195	–
Exchange and other movements	49	(37)	2

At 31 December 2003	1,408	57,041	8

Total revaluation reserves	1,615	57,041	42

Profit and loss account
At 1 January 2003	33,340	6,595	243
Retained profit/(loss) for the year	2,242	(319)	80
Revaluation reserve realised on disposal of properties	30	–	–
Arising on shares issued in lieu of dividends	1,423	1,423	–
Transfer of depreciation to revaluation reserve	29	–	–
Amortisation of shares in restricted share plans	19	14	–
Exchange and other movements	5,268	–	1

At 31 December 2003	42,351	7,713	324

Included within the HSBC profit and loss account reserve at 31 December 2003 are retained losses of US$118 million (2002: US$136 million; 2001: US$119 million) attributable to interests in joint ventures.

		HSBC
	HSBC [1]	Holdings [1]	Associates
	US$m	US$m	US$m
Share premium account
At 1 January 2002	3,373	3,373	–
Shares issued to QUEST	65	65	–
Shares issued under other employee option schemes	254	254	–
Shares issued in lieu of dividends	(45)	(45)	–

At 31 December 2002	3,647	3,647	–

Own shares held reserve
At 1 January 2002	(686)	(571)	–
Own shares acquired to meet share awards and share option awards	(5)	(11)	–
Own shares released on vesting of share awards and exercise of options	45	42	–

At 31 December 2002	(646)	(540)	–

Back to Contents

		HSBC
	HSBC [1]	Holdings [1]	Associates
Other reserves	US$m	US$m	US$m
Reserve in respect of obligations under CCF share options:
At 1 January 2002	480	480	–
On exercise of CCF share options	(41)	(41)	–

At 31 December 2002	439	439	–

Merger reserve:
At 1 January and 31 December 2002	8,290	–	–

Total other reserves	8,729	439	–

Revaluation reserves
Investment property revaluation reserve:
At 1 January 2002	269	–	46
Unrealised deficit on revaluation of land and buildings	(23)	–	(1)
Transfer of depreciation from profit and loss account reserve	7	–	–
Realisation on disposal of properties	(4)	–	–
Exchange and other movements	(2)	–	(1)

At 31 December 2002	247	–	44

Revaluation reserve:
At 1 January 2002	2,002	32,436	6
Realisation on disposal of properties	(29)	(4)	–
Unrealised deficit on revaluation of properties	(297)	–	–
Transfer of depreciation from profit and loss account reserve	(37)	–	–
Net increase in attributable net assets of subsidiary undertakings	–	4,553	–
Exchange and other movements	68	(102)	–

At 31 December 2002	1,707	36,883	6

Total revaluation reserves	1,954	36,883	50

Profit and loss account
At 1 January 2002	27,282	5,292	255
Retained profit for the year	1,238	266	(11)
Revaluation reserve realised on disposal of properties	33	4	–
Depreciation realised on disposal of properties	37	–	–
Arising on shares issued in lieu of dividends	1,023	1,023	–
Transfer of depreciation to revaluation reserve	(7)	–	–
Amortisation of shares in restricted share plans	19	10	–
Exchange and other movements	3,715	–	(1)

At 31 December 2002	33,340	6,595	243

		HSBC
	HSBC [1]	Holdings [1]	Associates
	US$m	US$m	US$m
Share premium account
At 1 January 2001	3,305	3,305	–
Shares issued to QUEST	37	37	–
Shares issued under other option schemes	68	68	–
Shares issued in lieu of dividends	(37)	(37)	–

At 31 December 2001	3,373	3,373	–

Own shares held reserve
At 1 January 2001	(723)	(573)	–
Own shares acquired to meet share awards and share option awards	(66)	(15)	–
Own shares released on vesting of share awards and exercise of options	15	17	–
Net purchases and sales of own shares for market making purposes	88	–

At 31 December 2001	(686)	(571)	–

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

		HSBC
	HSBC [1]	Holdings [1]	Associates
	US$m	US$m	US$m
Other reserves
Reserve in respect of obligations under CCF share options:
At 1 January 2001	496	496	–
On exercise of CCF share options	(16)	(16)	–

At 31 December 2001	480	480	–

Merger reserve:
At 1 January and 31 December 2001	8,290	–	–

Total other reserves	8,770	480	–

Revaluation reserves
Investment property revaluation reserve:
At 1 January 2001	289	–	53
Unrealised deficit on revaluation of land and buildings	(23)	–	(5)
Transfer from revaluation reserve	8	–	–
Exchange and other movements	(5)	–	(2)

At 31 December 2001	269	–	46

Revaluation reserve:
At 1 January 2001	2,322	32,165	10
Realisation on disposal of properties	(7)	–	–
Unrealised deficit on revaluation of properties	(227)	(3)	–
Transfer of depreciation from profit and loss account reserve	(54)	–	–
Transfer to investment property revaluation reserve	(8)	–	(4)
Net increase in attributable net assets of subsidiary undertakings	–	247	–
Exchange and other movements	(24)	27	–

At 31 December 2001	2,002	32,436	6

Total revaluation reserves	2,271	32,436	52

Profit and loss account
At 1 January 2001	27,018	5,604	189
Retained profit/(loss) for the year	525	(1,185)	39
Revaluation reserve realised on disposal of properties	7	–	–
Arising on shares issued in lieu of dividends	866	866	–
Transfer of depreciation to revaluation reserve	54	–	–
Amortisation of shares in restricted share plans	25	7
Exchange and other movements	(1,213)	–	27

At 31 December 2001	27,282	5,292	255

1	Figures for 2002 and 2001 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1.

The accumulated foreign exchange translation adjustment as at 31 December 2003 increased HSBC’s reserves by US$5,729 million (2002: increased by US$411 million; 2001: reduced by US$3,370 million).

Cumulative goodwill amounting to US$5,138 million (2002: US$5,138 million; 2001: US$5,138 million) has been charged against reserves in respect of acquisitions of subsidiary undertakings prior to 1 January 1998.

Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of CCF in 2000 and Household in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value difference of US$8,290 million in respect of CCF and US$12,768 million in respect of Household was transferred to a merger reserve, as a consequence of which, most of the net asset value (including goodwill) of Household is reflected in the reserve of HSBC Holdings in the revaluation reserve.

Many of HSBC’s banking subsidiary undertakings, joint ventures and associates operate under local regulatory jurisdictions which could potentially restrict the amount of reserves which can be remitted to HSBC Holdings plc in order to maintain local regulatory capital ratios. In addition, the remittance of reserves may result in further taxation liabilities.

Back to Contents

The HSBC Qualifying Employee Share Ownership Trust was established in 1999 to satisfy options exercised by UK participants of the HSBC Holdings Savings-Related Share Option Plan. During 2003, HSBC QUEST Trustee (UK) Limited, the corporate trustee of the QUEST, subscribed at market value for 2,200,630 ordinary shares at a total cost of US$27 million (2002: US$68 million; 2001: US$39 million). HSBC provided US$nil (2002: US$nil; 2001: US$nil) for this purpose.

During 2003, 3,175,232 ordinary shares (2002: 9,564,355 shares; 2001: 8,774,315 shares) were transferred from the QUEST to employees who exercised under the HSBC Holdings Savings-Related Share Option Plan. US$27 million (2002: US$68 million; 2001: US$39 million) was received from the share option plan participants. The price paid by option holders ranged from £4.5206 to £6.7536 (2002: £3.059 to £6.7536; 2001: £1.806 to £6.7536) per ordinary share of US$0.50.

At 31 December 2003, the trust held 514,293 ordinary shares (2002: 1,488,895 shares; 2001: 4,905,939 shares) of US$0.50 with a market value of US$8,062,509 (2002: US$16,474,634; 2001: US$57,308,030) in respect of these options. Dividends on these shares are waived by the QUEST.

HSBC has taken advantage of the exemptions applicable to Inland Revenue approved SAYE share option schemes and equivalent overseas schemes under UITF Abstract 17 (revised 2000) ‘Employee share schemes’.

HSBC Own shares held reserve

Included within the Own shares held reserve are:

(a)	US$33 million (2002: US$29 million; 2001: US$29 million) of shares held by HSBC Life International.

(b)	US$134 million (2002: US$nil; 2001: US$nil) of shares held by CCF S.A. for market making activities.

(c)	US$653 million (2002: US$540 million; 2001: US$571 million) of shares held by HSBC Holdings as explained below.

(d)	US$58 million (2002: US$56 million; 2001 US$76 million) of ordinary shares held in trusts established by subsidiary companies for the purposes of conditional awards under the Restricted Share Plan, details of which are provided in the Directors’ Remuneration Report on pages 216 to 219. At 31 December 2003, such trusts held 7,562,628 ordinary shares (2002: 5,029,157 ordinary shares; 2001: 3,455,821 ordinary shares).

(e)	US$2 million (2002: US$nil; 2001 US$nil) of ordinary shares held in trusts established by subsidiary companies which may be used in respect of the exercise of share options or for the purposes of share awards as detailed in Note 35. At 31 December 2003, such trusts held 100,556 (2002: nil; 2001: nil) ordinary shares.

(f)	US$43 million (2002: US$21 million; 2001: US$10 million) of ordinary shares held in trusts established by subsidiary companies which may be used in respect of the exercise of share options or for the purposes of share awards as detailed in Note 35. At 31 December 2003, such trusts held 3,151,224 ordinary shares (2002: 1,482,249 ordinary shares; 2001: 796,700 ordinary shares).

HSBC Holdings Own shares held reserve

Included within the HSBC Holdings Own shares held reserve are:

(a)	US$64 million, of HSBC Holdings’ own shares (2002: US$43 million; 2001: US$32 million) held in trust for the purposes of conditional awards under the Restricted Share Plan, details of which are provided in the Directors’ Remuneration Report on pages 216 to 219. At 31 December 2003, the trust held 6,391,497 ordinary shares (2002: 4,664,315 ordinary shares; 2001: 3,230,422 ordinary shares) with a market value at that date of US$100,191,651 (2002: US$51,610,678; 2001: US$37,735,716) in respect of these conditional awards.

(b)	US$455 million of HSBC Holdings’ own shares (2002: US$497 million; 2001: US$539 million) held in trust which may be used in respect of the exercise of share options as detailed in Note 35. At 31 December 2003, the trust held 32,775,055 ordinary shares (2002: 35,745,555 ordinary shares; 2001:38,788,413 ordinary shares) with a market value of US$513,774,295 (2002: US$395,524,816; 2001: US$453,101,339) in respect of these option holders.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	(c)	US$134 million of HSBC Holdings’ own shares (2002: US$nil; 2001: US$nil) held in trust which may be used in respect of the exercise of Household share options as detailed in note 35. At 31 December 2003, the trust held 12,444,051 ordinary shares (2002: US$nil; 2001: US$nil) with a market value of US$195,070,109 (2002: US$nil; 2001: US$nil) in respect of these option holders.

37	Analyses of assets and liabilities

(a)	Assets subject to sale and repurchase transactions
		2003	2002
		US$m	US$m

	Total assets subject to sale and repurchase transactions	22,299	20,061

(b)	Assets leased to customers
		2003	2002
		US$m	US$m

	Loans and advances to customers	10,519	9,003
	Tangible fixed assets – equipment on operating leases (Note 25(a))	4,048	3,264

		14,567	12,267

	The cost of assets acquired during 2003 for letting to customers under finance leases and hire purchase contracts by HSBC amounted to US$4,370 million (2002: US$3,866 million).

(c)	Assets charged as security for liabilities

	HSBC has pledged assets as security for liabilities included under the following headings:
		Amount of liability secured

		2003	2002
		US$m	US$m

	Deposits by banks	1,487	1,661
	Customer accounts	3,709	4,204
	Debt securities in issue	33,584	1,437
	Other liabilities	3,122	2,884

		41,902	10,186

	The amount of assets pledged to secure these liabilities is included under the following headings:
		Amount of assets pledged

		2003	2002
		US$m	US$m

	Treasury bills & other eligible securities	1,489	1,673
	Loans and advances to customers	37,441	2,514
	Debt securities	71,690	39,126
	Other	828	1,144

		111,448	44,457

Back to Contents

(d)	HSBC Holdings

HSBC Holdings’ investment in and indebtedness of and to subsidiary undertakings was as follows:

	2003			2002[2]

	Bank	Non-bank	Total	Bank	Non-bank	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Investments in subsidiary undertakings[1]	54,336	26,165	80,501	50,752	6,758	57,510
Amounts owed by HSBC undertakings	11,883	4,739	16,622	9,965	3,422	13,387
Subordinated liabilities to HSBC undertakings	–	6,845	6,845	–	4,036	4,036
Other amounts owed to HSBC undertakings	1,603	4,576	6,179	1,311	5,151	6,462

1	Investments in subsidiary undertakings have been analysed on the basis of the business of the principal operating sub-group, i.e. banking sub-groups which include insurance companies have been categorised as banks.
2	Figures for 2002 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1.

38	Financial instruments

	(a)	Derivatives

Off-balance-sheet financial instruments, commonly referred to as derivatives, are contracts the characteristics of which are derived from those of the underlying assets, interest and exchange rates, equity indices, commodity prices or credit spreads. They include futures, forwards, swap and options transactions in the foreign exchange, interest rate, equity, credit and commodity markets. Transactions are negotiated directly with customers, with HSBC acting as a counterparty, or can be dealt through exchanges.

(i) Nature and terms of derivatives

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

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

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

Equity swaps are bilateral agreements to transfer the risk and returns on an equity in exchange for a stream of payments, typically interest.

Credit contracts

Credit default swaps are bilateral agreements to transfer credit risks between counterparties. Under the agreement, the party buying protection makes one or more payments to the party selling protection during the life of the swap in exchange for an undertaking by the seller to make a payment to the buyer following a credit event.

Commodity contracts

Commodity derivatives include exchange traded and over the counter contracts involving commodities and base metals.

(ii)	Uses of derivatives

Users of derivatives typically want to convert an unwanted risk generated by their business to a more acceptable risk, or cash. Derivatives provide an effective tool for companies to manage the financial risks associated with their business and, as a consequence, there has been a significant growth in derivatives transactions in recent years.

HSBC, through the dealing operations of its subsidiaries, takes positions in the market and acts as an intermediary between a broad range of users, structuring deals to produce risk management products to suit individual customer needs. As a result, HSBC can accumulate significant open positions in derivatives portfolios. These positions are managed constantly to ensure that they are within acceptable risk levels, with offsetting deals being undertaken to achieve this where necessary. As well as acting as a dealer, HSBC also uses derivatives (principally interest rate swaps) in the management of its own asset and liability portfolios and structural positions.

(iii)	Risks associated with derivatives

Derivative instruments are subject to both market risk and credit risk.

Market risk

The market risk associated with derivatives can be significant since large positions can be accumulated with a substantially smaller initial outlay than required in cash markets. Recognising this, only certain offices within major subsidiaries with sufficient derivative product expertise and appropriate control systems are authorised to trade derivative products. The management of market risk arising from derivatives business is monitored by Traded Markets Development and Risk, an independent unit within the Corporate, Investment

Back to Contents

Banking and Markets operation, in combination with market risks arising from on-balance-sheet instruments (Note 40).

Credit risk

Unlike assets recorded on the balance sheet, where the credit risk is typically the full amount of the principal value, together with any unrealised interest accrued or mark-to-market gain (Note 14), the credit risk relative to a derivative is principally the replacement cost of any contract with a positive mark-to-market gain and an estimate of the potential future change in value, reflecting the volatilities affecting the contract. Credit risk on contracts having a negative mark-to-market value is restricted to the potential future change in value. Credit risk on derivatives is, therefore, small in relation to a comparable balance sheet risk. In addition, credit exposure with individual counterparties can be reduced by the receipt of collateral and close-out netting agreements which allow for positive and negative mark-to-market values on different transactions to be offset and settled by a single payment in the event of default by either party. Such agreements are enforceable in the jurisdictions of the major market makers and HSBC has executed close-out netting agreements with the majority of its significant counterparties, notwithstanding the fact that HSBC deals only with the most creditworthy counterparties.

The credit risk profile generated by the use of credit derivatives has an additional dimension. Where HSBC purchases protection, credit risk arises through the cost of replacing the contract as set out above and it is managed and reduced in the same way as for other derivative contracts. Selling protection through credit derivatives gives rise to additional credit risk. This credit risk arises as a direct consequence of the obligation of HSBC as the protection seller to make a payment to the protection buyer following a credit event on a reference name. HSBC manages the credit risk with regards to reference names by including any such exposures arising from credit derivatives within its overall credit limits structure. In addition the trading of credit derivatives is restricted to a small number of offices within the major centres which in management’s view have the control infrastructure and market skills to effectively manage the credit risk inherent in the products.

(iv)	Derivatives used for trading purposes

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

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	2003			2002

	Contract	Replacement		Contract	Replacement
	amount	cost	[1]	amount	cost	[1]
	US$m	US$m		US$m	US$m

Spot and forward foreign exchange	792,845	14,813		668,784	11,096
Currency swaps, futures and options purchased	286,283	8,822		183,070	3,927
Currency options written	94,623	–		57,300	–
Other contracts	14,209	668		7,496	132

Total exchange rate contracts	1,187,960	24,303		916,650	15,155

Interest rate swaps	2,170,050	21,364		1,381,970	23,442
Interest rate futures, forward rate agreements,
and options purchased	717,114	3,654		431,777	2,316
Interest rate options written	267,294	–		151,420	–

Total interest rate contracts	3,154,458	25,018		1,965,167	25,758

Equities, futures and options purchased	24,721	1,927		24,582	1,593
Equities options written	15,171	–		18,762	–
Other contracts	10,950	1,319		5,250	329

Total equities contracts	50,842	3,246		48,594	1,922

Credit derivatives	49,613	622		17,405	272

Netting		(28,578)			(23,822)

Total	4,442,873	24,611		2,947,816	19,285

1 Third party contracts only.

		2003		2002

			Average		Average
		Mark-to-	mark-to-	Mark-to-	mark-to-
		market values	market values	market values	market values
		at year end	for the year	at year end	for the year
		US$m	US$m	US$m	US$m

Exchange rate	assets	26,961	20,893	16,591	13,148
	liabilities	(27,226)	(22,033)	(17,055)	(13,572)
Interest rate	assets	25,394	33,913	26,197	18,560
	liabilities	(26,824)	(32,622)	(26,873)	(18,173)
Equities	assets	3,252	2,405	1,923	1,836
	liabilities	(2,503)	(2,802)	(1,993)	(2,354)
Credit derivatives	assets	623	409	274	200
	liabilities	(559)	(346)	(207)	(84)
Total	assets	56,230	57,620	44,985	33,744

	liabilities	(57,112)	(57,803)	(46,128)	(34,183)

Netting		28,578	26,146	23,822	15,073

	The above amounts are stated after deducting cash collateral meeting the offset criteria of FRS 5 as follows:

	Offset against assets	3,454	1,992
	Offset against liabilities	1,221	327

(v)	Derivatives used for risk management purposes

	The majority of the transactions undertaken for risk management purposes are between business units within HSBC, one of which is a trading desk, which then lays off the resulting position by trading in the external market. Internal positions are integral to HSBC’s asset and liability management and are included within the analyses of non-trading positions in the tables below.

	The following table summarises the contract amount and replacement cost of derivatives used for risk management purposes by product type. The replacement cost shown represents the accounting loss HSBC would incur if the counterparty to a derivative contract failed to perform according to the terms of the contract and the collateral, if any, for the amount due proved to be of no value.

Back to Contents

	2003			2002

	Contract	Replacement	[1]	Contract	Replacement	[1]
	amount	cost		amount	cost
	US$m	US$m		US$m	US$m

Spot and forward foreign exchange	67,370	142		59,422	24
Currency swaps, futures and options purchased	40,130	1,342		17,900	77

Total exchange rate contracts	107,500	1,484		77,322	101

Interest rate swaps	358,491	906		248,553	902
Interest rate futures, forward rate agreements and
options purchased	27,288	3		19,420	16

Total interest rate contracts	385,779	909		267,973	918

Equities, futures and options purchased	91	59		90	–
Other contracts	71	–		228	–

Total equities contracts	162	59		318	–

1 Third party contracts only.

The table below summarises the carrying value and mark-to-market value of derivative contracts held for risk management purposes. Mark-to-market values for assets and liabilities arising from derivatives held for non-trading purposes are determined in the same way as those set out for trading derivatives above, including internal positions.

		2003		2002

		Carrying	Mark-to-	Carrying	Mark-to-
		value	market values	value	market values
		US$m	US$m	US$m	US$m

Exchange rate	assets	3,658	4,297	325	456
	liabilities	(3,147)	(3,495)	(1,224)	(1,533)
Interest rate	assets	1,824	5,814	1,532	5,975
	liabilities	(2,312)	(4,136)	(617)	(3,834)
Equities	assets	4	59	7	–

(vi)	Concentrations of credit risk

Concentrations of credit risk exist if a number of counterparties are engaged in similar activities or activities in the same region, or have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The following table analyses the replacement cost of all third party exchange rate, interest rate, equities and credit derivative contracts with positive mark-to-market gains by category of counterparty and by maturity, including netting where available at 31 December 2003 and 31 December 2002. The table shows that the replacement cost of derivatives is predominantly with banks and under five years.

	Residual maturity

	Less than		Over		2003	2002
	1 year	1-5 years	5 years	Netting	Total	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Governments	72	99	232	(287)	116	74
Banks	13,363	16,457	9,339	(23,074)	16,085	12,751
Non-bank financial institutions:
Exchanges[1]	607	194	–	(3)	798	333
Other	2,846	4,060	2,407	(3,670)	5,643	4,326
Other sectors	2,674	2,444	847	(1,544)	4,421	2,820

Total 2003	19,562	23,254	12,825	(28,578)	27,063

Total 2002	14,731	19,622	9,773	(23,822)		20,304

1 Exchanges with margining requirements.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

The following table analyses the maturity profile of the notional principal values of third party derivative contracts outstanding as at 31 December 2003.

	Residual maturity

	Less than		Over	2003	2002
	1 year	1-5 years	5 years	Total	Total
	US$m	US$m	US$m	US$m	US$m
Exchange rate, interest rate, equities and credit derivative contracts:
Exchanges[1]	350,572	152,643	–	503,215	268,693
Other contracts	1,864,929	1,206,386	604,778	3,676,093	2,479,723

Total 2003	2,215,501	1,359,029	604,778	4,179,308

Total 2002	1,628,339	848,947	271,130		2,748,416

1 Exchanges with margining requirements.

(b)	Other financial instruments

(i) Financial instruments held for trading purposes

	Mark-to-market values

	2003	2002
	US$m	US$m
Assets
Treasury bills and other eligible bills	4,592	5,239
Loans and advances to banks and customers	57,448	33,829
Debt securities	74,806	67,805
Equity shares	7,489	3,380

	144,335	110,253

Liabilities
Short positions in securities	30,127	22,306
Debt securities in issue	3,881	5,038
Deposits by banks and customer accounts	46,167	34,549

	80,175	61,893

The net trading assets above are funded by liabilities whose fair value is not materially different from their carrying value.

(ii)	Financial instruments not held for trading purposes and for which a liquid and active market exists

	2003		2002

	Carrying	Mark-to-	Carrying	Mark-to-
	value	market values	value	market values
	US$m	US$m	US$m	US$m
Assets
Treasury bills and other eligible bills	15,781	15,794	12,900	12,909
Debt securities	130,761	132,421	107,836	109,839
Equity shares	5,390	6,217	4,284	4,757

	151,932	154,432	125,020	127,505

Liabilities
Debt securities in issue	130,510	131,430	14,580	14,877
Subordinated liabilities	19,825	20,219	16,411	17,598
Non-equity minority interests	8,719	8,715	4,431	4,420

	159,054	160,364	35,422	36,895

Where possible, mark-to-market values have been estimated using market prices for these financial instruments. Where market prices are not available, values have been estimated using quoted prices for financial instruments with similar characteristics, or otherwise using a suitable valuation technique where practicable to do so.

Back to Contents

The techniques used in the two tables above are:

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

Unrecognised gains and losses

Gains and losses on instruments used for hedging are recognised in line with the underlying items which are being hedged. The unrecognised gains on instruments used for hedging as at 31 December 2003 were US$7,669 million (2002: US$4,302 million) and the unrecognised losses were US$5,157 million (2002: US$3,261 million).

Unrecognised gains of US$4,767 million and unrecognised losses of US$2,713 million are expected to be recognised in 2004.

Of the gains and losses included in the profit and loss account in 2003, US$1,683 million of gains and US$1,389 million of losses were unrecognised at 1 January 2003.

(d)	Liquidity management

HSBC’s liquidity management process is discussed in the ‘Financial Review’ section on page 166 from the paragraph under the heading ‘Liquidity and funding management’ to the bullet point ‘maintaining liquidity and funding contingency plans’.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

39	Memorandum Items

	(a)	HSBC
Contingent liabilities and commitments
		2003			2002

		Credit	Risk-		Credit	Risk-
	Contract	equivalent	weighted	Contract	equivalent	weighted
	amount	amount	amount	amount	amount	amount
	US$m	US$m	US$m	US$m	US$m	US$m
Contingent liabilities

Acceptances and endorsements	5,412	3,327	3,194	4,711	2,785	2,580
Guarantees and assets pledged as collateral security:
guarantees and irrevocable letters of credit	54,439	42,792	31,110	46,527	36,333	28,190
Other contingent liabilities	29	29	28	17	17	15

	59,880	46,148	34,332	51,255	39,135	30,785

Commitments

Documentary credits and short-term
trade-related transactions	7,511	2,750	1,616	6,131	2,221	1,157
Forward asset purchases and forward
forward deposits placed	1,437	1,437	618	1,464	1,463	268
Undrawn note issuing and revolving
underwriting facilities	671	605	66	85	43	42
Undrawn formal standby facilities, credit
lines and other commitments to lend
– over 1 year	56,252	28,126	27,461	41,734	20,867	19,536
– 1 year and under	362,893	–	–	176,215	–	–

	428,764	32,918	29,761	225,629	24,594	21,003

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

Guarantees

HSBC provides guarantees and similar undertakings on behalf of both third party customers and other entities within the HSBC Group. These guarantees are generally provided in the normal course of HSBC’s banking business.

The principal types of guarantees provided, and the maximum potential amount of future payments which HSBC could be required to make, at 31 December 2003 were as follows:

Back to Contents

	At 31 December 2003			At 31 December 2002

		Guarantees by			Guarantees by
		HSBC Holdings			HSBC Holdings
	Guarantees in	in favour of		Guarantees in	in favour of
	favour of third	other HSBC		favour of third	other HSBC
	parties	Group entities	[1]	parties	Group entities
	US$m	US$m		US$m	US$m

Guarantee type
Acceptances and endorsements[1]	5,412	47		4,711	48
Financial guarantees[2]	21,573	41,775		15,980	35,370
Standby letters of credit which are financial guarantees[3]	2,371	26		3,144	87
Other direct credit substitutes[4]	7,188	34		7,002	16
Performance bonds[5]	4,780	372		4,464	209
Bid bonds[5]	290	45		191	34
Standby letters of credit related to particular transactions[5]	4,345	343		4,075	122
Other transaction-related guarantees[5]	13,881	179		11,659	169
Other items	40	–		29	–

Balance as at 31 December	59,880	42,821		51,255	36,055

1	Acceptances and endorsements arise where HSBC agrees to guarantee payment on a negotiable instrument drawn up by a customer. The accepted instrument is then sold into the market on a discounted basis
2	Financial guarantees include undertakings to stand behind the obligations of customers or other HSBC entities and to undertake these obligations if the other entity fails to do so. Intra-group items of this type will also include guarantees of a capital nature, given to another HSBC entity and intended to be considered as capital support by the relevant regulatory authority.
3	Standby letters of credit which are financial guarantees are irrevocable obligations to pay a third party where a customer fails to repay an outstanding commitment.
4	Other direct credit substitutes include re-insurance letters of credit and trade-related letters of credit which have been issued without provision for the issuing entity to retain title to the underlying shipment.
5	Performance bonds, bid bonds, standby letters of credit and other transaction-related guarantees are undertakings whereby the requirement to make payment under the guarantee depends on the outcome of a future event which is independent of the creditworthiness of the customer.

The above maximum amounts payable reflect HSBC’s maximum exposure under a large number of individual guarantee undertakings. The risks and exposures arising from guarantees are captured and managed in accordance with HSBC’s overall credit risk management policies and procedures.

Approximately one half of the above guarantees have a term of less than one year. Guarantees with a term of more than one year are subject to HSBC’s annual credit review process.

When HSBC has given a guarantee on behalf of a customer, it will have the right to recover from that customer any amounts paid under the guarantee. At 31 December 2003, HSBC held collateral amounting to some US$9.8 billion (2002: US$9.4 billion) which could be used to recover amounts paid under the above guarantees.

A provision is recognised only where HSBC considers that it is more likely than not that an obligation exists under the guarantees. At 31 December 2003, HSBC had established the following provisions in respect of its obligations under outstanding guarantees:

	2003	2002
	US$m	US$m
Acceptances and endorsements	92	37
Guarantees and items pledged as collateral security	82	106
Other items	25	32

HSBC believes that the amortised fair value of its liabilities under other guarantees for which no provision has been established is broadly equivalent to the amount of deferred income received but not yet recognised for such guarantees, which at 31 December 2003 amounted to US$32 million.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

(b)	Geographic concentration of contingent liabilities and commitments

HSBC has the following geographic concentrations of exposure to contingent liabilities and commitments. These are allocated on the basis set out in Note 47:
			Rest of	North	South
Contract amounts	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Contingent liabilities
2003	27,460	16,036	7,686	8,302	396	59,880

2002	23,697	12,886	6,550	7,680	442	51,255

Commitments
2003	133,475	58,098	40,029	192,779	4,383	428,764

2002	89,569	56,810	30,743	45,484	3,023	225,629

40	Market risk management

HSBC’s market risk management process is discussed in the ‘Financial Review’ section on pages 168 to 169 from the paragraph under the heading ‘Market risk management’ to the paragraph ended ‘impact of extreme events on the market risk exposures of HSBC’.

(a) Trading VAR

VAR is a technique that estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence.

Trading VAR for HSBC for 2003 was:

	At	Minimum	Maximum	Average
	31 December	during	during	for the
	2003	the year	the year	year
	US$m	US$m	US$m	US$m

Total trading activities	101.0	48.7	234.1	102.4
Foreign exchange trading positions	52.8	1.2	184.4	48.7
Interest rate trading positions	64.9	43.1	124.7	70.0
Equities trading positions	15.9	10.9	23.1	16.9

Trading VAR for HSBC for 2002 was:
	At	Minimum	Maximum	Average
	31 December	during	during	for the
	2002	the year	the year	year
	US$m	US$m	US$	US$m

Total trading activities	71.6	66.7	130.0	93.9
Foreign exchange trading positions	12.9	2.4	47.0	21.0
Interest rate trading positions	63.2	60.2	120.9	82.4
Equities trading positions	27.1	20.4	40.6	29.0

Back to Contents

(b)	Interest rate sensitivity gap table

In accordance with FRS 13, the table below discloses the mismatch of the dates on which interest receivable on assets and interest payable on liabilities are next reset to market rate on a contractual basis or, if earlier, the dates on which the instruments mature. Actual reset dates may differ from contractual dates owing to prepayments and the exercise of options. In addition, contractual terms may not be representative of the behaviour of assets and liabilities. For these reasons, HSBC manages its interest rate risk on a different basis from that presented below, taking into account the behavioural characteristics of the relevant assets and liabilities.

	At 31 December 2003

	Not more than three months US$m	More than three months but not more than six months US$m	More than six months but not more than one year US$m	More than one year but not more than five years US$m	More than five years US$m	Non- interest bearing US$m	Banking book total US$m	Trading book total US$m	Total US$m
Assets
Treasury bills and other eligible bills	11,447	2,275	1,383	694	–	–	15,799	4,592	20,391
Loans and advances to banks	76,899	5,291	4,377	425	427	2,954	90,373	26,800	117,173
Loans and advances to customers	357,183	24,249	19,006	61,618	26,804	9,469	498,329	30,648	528,977
Debt securities and equity shares	53,442	8,489	12,751	40,477	15,722	5,425	136,306	82,295	218,601
Other assets	962	–	–	–	–	117,092	118,054	31,020	149,074

Total assets	499,933	40,304	37,517	103,214	42,953	134,940	858,861	175,355	1,034,216

Liabilities
Deposits by banks	(40,448)	(3,159)	(1,190)	(3,510)	(1,126)	(5,474)	(54,907)	(15,519)	(70,426)
Customer accounts	(455,677)	(12,275)	(9,022)	(9,168)	(1,398)	(54,942)	(542,482)	(30,648)	(573,130)
Debt securities in issue	(124,552)	(5,406)	(3,683)	(14,379)	(1,653)	(8)	(149,681)	(3,881)	(153,562)
Other liabilities	(243)	(6)	(10)	(280)	(46)	(70,802)	(71,387)	(59,160)	(130,547)
Loan capital and other subordinated liabilities	(4,916)	(1,487)	(678)	(1,871)	(12,245)	–	(21,197)	–	(21,197)
Minority interests and shareholders’ funds	–	–	–	–	–	(83,531)	(83,531)	(1,823)	(85,354)
Internal funding of the trading book	59,643	1,387	2,392	1,346	(22)	(422)	64,324	(64,324)	–

Total liabilities	(566,193)	(20,946)	(12,191)	(27,862)	(16,490)	(215,179)	(858,861)	(175,355)	(1,034,216)

Off-balance-sheet items	(41,162)	(9,525)	15,536	27,430	7,721	–	–	–	–
Interest rate sensitivity gap	(107,422)	9,833	40,862	102,782	34,184	(80,239)	–	–	–
Cumulative interest rate sensitivity gap	(107,422)	(97,589)	(56,727)	46,055	80,239	–	–	–	–

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

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	At 31 December 2002[1]

	Not more than three months US$m	More than three months but not more than six months US$m	More than six months but not more than oneyear US$m	More than one year but not more than five years US$m	More than five years US$m	Non- interest bearing US$m	Banking book total US$m	Trading book total US$m	Total US$m
Assets
Treasury bills and other eligible bills	8,857	2,054	1,479	512	–	–	12,902	5,239	18,141
Loans and advances to banks	67,568	3,772	4,243	438	262	2,409	78,692	16,804	95,496
Loans and advances to customers	241,504	19,510	12,335	39,781	18,249	3,940	335,319	17,025	352,344
Debt securities and equity shares	42,693	7,661	11,493	30,959	15,046	4,357	112,209	71,185	183,394
Other assets	1,902	–	–	–	–	81,169	83,071	26,159	109,230

Total assets	362,524	32,997	29,550	71,690	33,557	91,875	622,193	136,412	758,605

Liabilities
Deposits by banks	(32,172)	(1,602)	(2,065)	(798)	(408)	(4,247)	(41,292)	(11,641)	(52,933)
Customer accounts	(391,328)	(11,945)	(10,533)	(4,947)	(641)	(53,136)	(472,530)	(22,908)	(495,438)
Debt securities in issue	(12,913)	(1,859)	(1,112)	(11,013)	(1,440)	(1,590)	(29,927)	(5,038)	(34,965)
Other liabilities	(29)	(4)	(9)	(259)	(45)	(53,187)	(53,533)	(45,047)	(98,580)
Loan capital and other subordinated liabilities	(3,753)	(1,647)	(1,094)	(2,616)	(9,261)	–	(18,371)	–	(18,371)
Minority interests and shareholders’ funds	–	–	–	–	–	(56,311)	(56,311)	(2,007)	(58,318)
Internal funding of the trading book	43,481	3,127	891	2,681	50	(459)	49,771	(49,771)	–

Total liabilities	(396,714)	(13,930)	(13,922)	(16,952)	(11,745)	(168,930)	(622,193)	(136,412)	(758,605)

Off-balance-sheet items	(31,517)	1,443	7,630	24,982	(2,538)	–	–	–	–
Interest rate sensitivity gap	(65,707)	20,510	23,258	79,720	19,274	(77,055)	–	–	–
Cumulative interest rate sensitivity gap	(65,707)	(45,197)	(21,939)	57,781	77,055	–	–	–	–

	1	Figures for 2002 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1.

(c)	Assets and liabilities denominated in foreign currency

	2003	2002	[1]
	US$m	US$m
Assets
Denominated in US dollars	390,911	250,352
Denominated in currencies other than US dollars	643,305	508,253

Total assets	1,034,216	758,605

Liabilities
Denominated in US dollars	386,418	238,090
Denominated in currencies other than US dollars	647,798	520,515

Total liabilities	1,034,216	758,605

1	Figures for 2002 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1.

Back to Contents

(d)	Structural currency exposures

HSBC’s structural foreign currency exposure is represented by the net asset value of its foreign currency equity and subordinated debt investments in subsidiary undertakings, branches, joint ventures and associates. Gains or losses on structural foreign currency exposures are taken to reserves.

HSBC’s management of structural foreign currency exposures is discussed in the ‘Financial Review’ section on page 170.

HSBC’s structural currency exposures as at the year-end were as follows:

	Net structural currency exposures

	2003	2002
	US$m	US$m
Currency of structural exposure
Euros	17,785	15,090
Sterling	15,249	10,903
Hong Kong dollars	11,881	10,172
Swiss francs[1]	1,548	1,133
Canadian dollars	1,743	1,008
Mexican pesos	1,536	1,998
Brazilian reais	1,106	605
Chinese renminbi	813	127
Turkish lira	547	441
Malaysian ringgit	521	537
UAE dirham	520	495
Saudi riyals	516	423
Indian rupees	498	300
Singapore dollars	440	462
Australian dollars	407	381
Korean won	307	269
Taiwanese dollars	272	195
Maltese lira	254	196
Indonesia rupiah	180	141
Thai baht	173	159
Cyprus pounds	138	125
Chilean pesos	153	226
Egyptian pounds	143	178
Argentine pesos[2]	(297)	(323)
Others, less than US$100 million	570	170

Total	57,003	45,411

1	This is shown after deducting borrowings taken out in Swiss francs in order to hedge the net investments of US$741 million (2002: US$661 million).
2	The negative net investment in Argentine pesos reflects the deficiency in domestic net assets following the pesification of certain balances formerly denominated in US dollars.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

41	Reconciliation of operating profit to net cash flow from operating activities

	2003	2002	2001 [2]
	US$m	US$m	US$m

Operating profit	12,297	9,035	7,153
Change in prepayments and accrued income	(6,825)	355	452
Change in accruals and deferred income	6,015	190	(2,207)
Interest on finance leases and similar hire purchase contracts	38	36	27
Interest on subordinated loan capital	958	862	1,074
Depreciation and amortisation	2,847	2,044	1,933
Amortisation of discounts and premiums	338	(8)	(640)
Provisions for bad and doubtful debts	6,093	1,321	2,037
Loans written off net of recoveries	(6,846)	(1,931)	(1,893)
Provisions for liabilities and charges	759	879	1,229
Provisions utilised	(781)	(1,331)	(542)
Amounts written off fixed asset investments	66	324	125

Net cash inflow from trading activities	14,959	11,776	8,748

Change in items in the course of collection from other banks	(135)	124	1,009
Change in treasury bills and other eligible bills	650	715	2,200
Change in loans and advances to banks	(14,537)	16,550	19,601
Change in loans and advances to customers	(77,614)	(35,332)	(16,072)
Change in other securities	(10,518)	2,543	(20,395)
Change in other assets	(4,302)	(7,055)	(1,856)
Change in deposits by banks	14,628	(3,505)	(8,546)
Change in customer accounts	76,085	31,161	19,799
Change in items in the course of transmission to other banks	(251)	716	(827)
Change in debt securities in issue	13,976	2,935	(1,437)
Change in other liabilities	14,443	(1,580)	9,179
Elimination of exchange differences[1]	(4,709)	(2,622)	1,424

Net cash inflow from operating activities	22,675	16,426	12,827

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
2	Figures for 2001 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1.

Back to Contents

42	Changes in financing during the year

		Subordinated	Preference [1]	Ordinary	Share	Own [2]
		loan capital	shares	shares	premium	shares held
		US$m	US$m	US$m	US$m	US$m

	Balance at 1 January 2003	18,371	4,431	4,741	3,647	(646)
	Shares issued in lieu of dividends	–	–	59	(59)	–
	Acquisition of subsidiaries	1,192	–	637	–	–
	Issued during the year	2,358	4,104	44	801	–
	Repaid during the year	(1,464)	(206)	–	–	–
	Net purchases and sales of own shares during the year	–	–	–	–	(258)
	Net cash inflow/(outflow) from financing	894	3,898	44	801	(258)
	Exchange and other movements	740	390	–	17	(19)

	Balance at 31 December 2003	21,197	8,719	5,481	4,406	(923)

	Balance at 1 January 2002	15,480	4,291	4,678	3,373	(686)
	Shares issued in lieu of dividends	–	–	45	(45)	–
	Acquisition of subsidiaries	214	–	–	–	–
	Issued during the year	4,105	–	18	319	–
	Repaid during the year	(1,923)	(50)	–	–	–
	Net purchases and sales of own shares during the year	–	–	–	–	59
	Net cash inflow/(outflow) from financing	2,182	(50)	18	319	59
	Exchange and other movements	495	190	–	–	(19)

	Balance at 31 December 2002	18,371	4,431	4,741	3,647	(646)

	Balance at 1 January 2001	16,222	5,171	4,634	3,305	(723)
	Shares issued in lieu of dividends	–	–	37	(37)	–
	Acquisition of subsidiaries	24	–	–	–	–
	Issued during the year	456	–	7	105	–
	Repaid during the year	(965)	(825)	–	–	–
	Net purchases and sales of own shares during the year	–	–	–	–	62
	Net cash inflow/(outflow) from financing	(509)	(825)	7	105	62
	Exchange and other movements	(257)	(55)	–	–	(25)

	Balance as at 31 December 2001	15,480	4,291	4,678	3,373	(686)

1	Preference shares in issue are in subsidiary undertakings (Note 34).
2	Figures for 2001 and 2002 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

43	Analysis of cash

HSBC is required to maintain deposits with central banks as a result of government regulations in the territories in which it operates. As at 31 December 2003, these amounted to US$2,765 million (2002: US$2,154 million; 2001: US$2,030 million).

(a) Changes in cash during the year

		2003	2002	2001
		US$m	US$m	US$m

	Balance at 1 January	26,870	22,224	24,338
	Net cash inflow/(outflow) before the effect of foreign exchange movements	4,020	3,242	(1,706)
	Effect of foreign exchange movements	2,060	1,404	(408)

	Balance at 31 December	32,950	26,870	22,224

(b)	Analysis of the balances of cash as classified in the consolidated balance sheet

		2003	2002	2001
		US$m	US$m	US$m

	Cash and balances at central banks	7,661	7,659	6,185
	Loans and advances to banks	25,289	19,211	16,039

		32,950	26,870	22,224

44	Litigation

HSBC, through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

45	Capital commitments

		2003	2002
		US$m	US$m

	Expenditure contracted for	1,551	1,238
	Expenditure authorised by Directors but not contracted for	680	106

		2,231	1,344

46	Lease commitments

	At the year-end, annual commitments under non-cancellable operating leases were:

		2003	2002
		US$m	US$m
Leasehold land and buildings:
Operating leases which expire
–	within 1 year	109	60
–	between 1 and 5 years	360	174
–	over 5 years	223	171

		692	405

Equipment
Operating leases which expire
–	within 1 year	21	15
–	between 1 and 5 years	14	15

		35	30

Back to Contents

47	Segmental analysis

As HSBC is not required to disclose turnover, no segmental analysis of turnover is included. Turnover of non- banking businesses is included in other operating income. The allocation of earnings reflects the benefit of shareholders’ funds to the extent that these are actually allocated to businesses in the segment by way of intra- HSBC capital and funding structures. Common costs are included in segments on the basis of the actual recharges made.

(a) By geographical region

Geographical information has been classified by the location of the principal operations of the subsidiary undertaking, or in the case of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East Limited, Household International, Inc. and HSBC Bank USA operations, by the location of the branch responsible for reporting the results or for advancing the funds. Due to the nature of HSBC’s structure, the analysis of profits and net assets shown below includes intra- HSBC items between geographical regions. The ‘Rest of Asia- Pacific’ geographical segment includes the Middle East, India and Australasia.

Total assets:
	At 31 December 2003		At 31 December 2002 [1]		At 31 December 2001 [1]

	US$m	%	US$m	%	US$m	%

Europe	425,312	41.6	341,569	45.6	297,066	43.2
Hong Kong	197,487	19.3	180,433	24.1	175,652	25.6
Rest of Asia- Pacific	98,081	9.6	76,635	10.2	62,355	9.1
North America	289,800	28.3	142,032	19.0	138,738	20.2
South America	12,549	1.2	8,491	1.1	13,097	1.9

	1,023,229	100.0	749,160	100.0	686,908	100.0

Add: Hong Kong Government certificates of indebtedness	10,987		9,445		8,637

Total assets	1,034,216		758,605		695,545

Net assets:

	At 31 December 2003		At 31 December 2002 [1]		At 31 December 2001 [1]

	US$m	%	US$m	%	US$m	%

Europe	35,102	47.1	30,681	59.3	28,042	61.4
Hong Kong	11,302	15.2	9,682	18.7	9,591	21.0
Rest of Asia- Pacific	5,145	6.9	3,811	7.3	3,369	7.4
North America	22,044	29.6	7,613	14.7	4,906	10.7
South America	880	1.2	(22)	–	(220)	(0.5)

Total net assets	74,473	100.0	51,765	100.0	45,688	100.0

1 Figures for 2002 and 2001 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Profit on ordinary activities before tax:
	Europe US$m	Hong Kong US$m	Rest of			Intra-
			Asia-	North [1]	South	HSBC
			Pacific	America	America	items	Total
			US$m	US$m	US$m	US$m	US$m
Year ended 31 December 2003
Interest receivable	14,023	5,293	3,363	16,285	1,716	(712)	39,968
Interest payable	(6,483)	(1,392)	(1,623)	(4,508)	(1,076)	712	(14,370)

Net interest income	7,540	3,901	1,740	11,777	640	-	25,598
Dividend income	150	31	4	34	3	-	222
Fees and commissions receivable	6,242	1,584	1,006	3,434	435	(141)	12,560
Fees and commissions payable	(1,050)	(201)	(201)	(758)	(97)	141	(2,166)
Dealing profits	960	321	421	340	136	-	2,178
Other operating income	1,253	596	120	932	201	(422)	2,680

Operating income	15,095	6,232	3,090	15,759	1,318	(422)	41,072
Operating expenses (excluding goodwill amortisation)	(9,529)	(2,212)	(1,741)	(6,947)	(1,075)	422	(21,082)
Goodwill amortisation	(758)	(3)	(35)	(643)	(11)	-	(1,450)

Operating expenses	(10,287)	(2,215)	(1,776)	(7,590)	(1,086)	422	(22,532)
Operating profit before provisions	4,808	4,017	1,314	8,169	232	-	18,540
Provisions for bad and doubtful debts	(874)	(400)	(85)	(4,676)	(58)	-	(6,093)
Provisions for contingent liabilities and commitments	(33)	(6)	(1)	3	2	-	(35)
Loss from foreign currency redenomination in Argentina	-	-	-	-	(9)	-	(9)
Amounts (written off)/written back on fixed asset investments	(64)	31	(2)	(9)	(62)	-	(106)

Operating profit	3,837	3,642	1,226	3,487	105	-	12,297
Share of operating (loss)/profit in joint ventures	(127)	-	-	11	-	-	(116)
Share of operating profit in associates	47	18	149	6	1	-	221
Gains on disposal of investments and tangible fixed assets	212	68	16	109	9	-	414

Profit on ordinary activities before tax	3,969	3,728	1,391	3,613	115	-	12,816

Year ended 31 December 2002
Interest receivable	12,646	5,968	3,174	5,796	1,751	(740)	28,595
Interest payable	(6,303)	(1,835)	(1,567)	(3,064)	(1,106)	740	(13,135)

Net interest income	6,343	4,133	1,607	2,732	645	–	15,460
Dividend income	211	25	3	24	15	–	278
Fees and commissions receivable	5,397	1,449	897	1,205	417	(120)	9,245
Fees and commissions payable	(869)	(185)	(173)	(221)	(93)	120	(1,421)
Dealing profits	508	133	364	161	147	–	1,313
Other operating income	1,025	495	83	333	110	(326)	1,720

Operating income	12,615	6,050	2,781	4,234	1,241	(326)	26,595
Operating expenses (excluding goodwill amortisation)	(7,878)	(2,139)	(1,528)	(2,675)	(1,060)	326	(14,954)
Goodwill amortisation	(651)	–	(33)	(146)	(24)	–	(854)

Operating expenses	(8,529)	(2,139)	(1,561)	(2,821)	(1,084)	326	(15,808)
Operating profit before provisions	4,086	3,911	1,220	1,413	157	–	10,787
Provisions for bad and doubtful debts	(569)	(246)	(89)	(300)	(117)	–	(1,321)
Provisions for contingent liabilities and commitments	(15)	(14)	18	3	(31)	–	(39)
Loss from foreign currency redenomination in Argentina	–	–	–	–	(68)	–	(68)
Amounts written off fixed asset investments	(267)	(10)	(2)	(9)	(36)	–	(324)

Operating profit/(loss)	3,235	3,641	1,147	1,107	(95)	–	9,035
Share of operating loss in joint ventures	(26)	–	–	(2)	–	–	(28)
Share of operating profit in associates	3	11	113	8	–	–	135
Gains on disposal of investments and tangible fixed assets	288	58	–	125	37	–	508

Profit/(loss) on ordinary activities before tax	3,500	3,710	1,260	1,238	(58)	–	9,650

Back to Contents

			Rest of			Intra-
			Asia-	North	South	HSBC
	Europe	Hong Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Year ended 31 December 2001
Interest receivable	14,508	8,971	3,612	7,000	2,306	(1,136)	35,261
Interest payable	(8,945)	(4,806)	(2,130)	(4,550)	(1,241)	1,136	(20,536)

Net interest income	5,563	4,165	1,482	2,450	1,065	–	14,725
Dividend income	116	26	3	29	12	–	186
Fees and commissions receivable	5,013	1,358	810	1,068	624	(117)	8,756
Fees and commissions payable	(803)	(186)	(129)	(155)	(130)	117	(1,286)
Dealing profits	708	218	395	346	18	–	1,685
Other operating income	1,022	436	58	207	356	(257)	1,822

Operating income	11,619	6,017	2,619	3,945	1,945	(257)	25,888
Operating expenses (excluding goodwill amortisation)	(7,288)	(2,140)	(1,397)	(2,540)	(1,497)	257	(14,605)
Goodwill amortisation	(632)	–	(8)	(145)	(14)	–	(799)

Operating expenses	(7,920)	(2,140)	(1,405)	(2,685)	(1,511)	257	(15,404)
Operating profit before provisions	3,699	3,877	1,214	1,260	434	–	10,484
Provisions for bad and doubtful debts	(441)	(197)	(172)	(300)	(927)	–	(2,037)
Provisions for contingent liabilities and commitments	(30)	6	(43)	(582)	–	–	(649)
Loss from foreign currency redenomination in Argentina	–	–	–	–	(520)	–	(520)
Amounts written off fixed asset investments	(90)	(18)	(11)	(5)	(1)	–	(125)

Operating profit/(loss)	3,138	3,668	988	373	(1,014)	–	7,153
Share of operating loss in joint ventures	(79)	–	(5)	(7)	–	–	(91)
Share of operating profit in associates	42	17	99	5	1	–	164
Gains/(losses) on disposal of investments and tangible fixed assets	441	198	6	132	(3)	–	774

Profit/(loss) on ordinary activities before tax	3,542	3,883	1,088	503	(1,016)	–	8,000

1 See page 106 for the impact of the acquisition Household on the Personal Financial Services customer group in North America.

(b)	By Customer Groups

HSBC’s operations include a number of support services and head office functions. The costs of these functions are allocated to business lines, where it is appropriate, on a systematic and consistent basis. In addition, there are a number of income and expense items between customer group and the following profits analysis includes amounts within each customer group and then eliminates any duplication in a separate column.

In 2003, North America implemented a revised funds transfer pricing system to transfer interest rate risk from the business units to Corporate, Investment Banking and Markets. The figures for 2002 have been restated to reflect the impact of transfer pricing had it been in place on a similar basis. The effect on the figures for 2001 is immaterial.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Total			Corporate,
Personal			Investment			Intra
Financial		Commercial	Banking &	Private		HSBC
Services	[1]	Banking	Markets	Banking	Other	items	Total
US$m		US$m	US$m	US$m	US$m	US$m	US$m

Year ended 31 December 2003
Net interest income	16,943	4,196	3,899	574	(14)	–	25,598
Dividend income	18	3	161		37	–	222
Net fees and commissions	4,842	2,256	2,315	822	159	–	10,394
Dealing profits	133	118	1,764	209	(46)	–	2,178
Other operating income	1,539	597	810	50	892	(1,208)	2,680

Operating income	23,475	7,170	8,949	1,658	1,028	(1,208)	41,072
Operating expenses	(12,288)	(4,041)	(4,650)	(1,431)	(1,330)	1,208	(22,532)

Operating profit/(loss) before provisions	11,187	3,129	4,299	227	(302)	–	18,540
Provisions for bad and doubtful debts	(5,633)	(274)	(297)	(2)	113	–	(6,093)
Provisions for contingent liabilities and commitments	(19)	14	(53)	(2)	25	–	(35)
Loss from foreign currency redenomination in Argentina	–	–	–		(9)	–	(9)
Amounts (written off)/written back on fixed asset investments	(18)	–	(91)	(3)	6	–	(106)

Operating profit/(loss)	5,517	2,869	3,858	220	(167)	–	12,297
Share of operating profit/ (loss) in joint ventures	11	–	(127)	–	–	–	(116)
Share of operating profit in associates	46	20	80	–	75	–	221
Gains on disposal of investments and tangible fixed assets	30	6	225	61	92	–	414

Profit on ordinary activities before tax	5,604	2,895	4,036	281	–	–	12,816

Segment total assets	352,104	128,093	462,998	54,510	25,524		1,023,229

Hong Kong Government certificates of indebtedness							10,987

Total assets							1,034,216

Net assets	30,092	11,268	19,529	8,098	5,486		74,473

1	The impact of the acquisition of Household on Personal Financial Services is set out below:

		North
	Europe	America	Total
	US$m	US$m	US$m

Net interest income	438	7,851	8,289
Operating income	636	9,558	10,194
Operating expenses	(322)	(3,454)	(3,776)
Provisions for bad and doubtful debts	(180)	(4,395)	(4,575)
Profit on ordinary activities before tax	134	1,712	1,846
Total assets	10,526	134,857	145,383
Net assets	1,997	13,923	15,920

Back to Contents

			Corporate,
	Personal		Investment			Intra–
	Financial	Commercial	Banking &	Private		HSBC
	Services	Banking	Markets	Banking	Other	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Year ended 31 December 2002
Net interest income	7,429	3,835	3,700	549	(53)	–	15,460
Dividend income	6	6	230	2	34	–	278
Net fees and commissions	2,979	1,934	2,164	623	124	–	7,824
Dealing profits	50	107	1,008	137	11	–	1,313
Other operating income	788	463	610	102	905	(1,148)	1,720

Operating income	11,252	6,345	7,712	1,413	1,021	(1,148)	26,595
Operating expenses	(7,159)	(3,321)	(4,135)	(1,251)	(1,090)	1,148	(15,808)

Operating profit/(loss) before provisions	4,093	3,024	3,577	162	(69)	–	10,787
Provisions for bad and doubtful debts	(857)	(269)	(184)	(5)	(6)	–	(1,321)
Provisions for contingent liabilities and commitments	(42)	19	12	(21)	(7)	–	(39)
Loss from foreign currency redenomination in Argentina	–	–	–	–	(68)	–	(68)
Amounts (written off)/written back on fixed asset investments	(2)	3	(109)	(22)	(194)	–	(324)

Operating profit/(loss)	3,192	2,777	3,296	114	(344)	–	9,035
Share of operating profit/ (loss) in joint ventures	(23)	3	(7)	(1)	–	–	(28)
Share of operating profit/(loss) in associates	17	15	46	(10)	67	–	135
Gains on disposal of investments and tangible fixed assets	19	51	317	46	75	–	508

Profit/(loss) on ordinary activities before tax	3,205	2,846	3,652	149	(202)	–	9,650

Segment total assets	171,496	113,525	394,542	48,346	21,251		749,160

Hong Kong Government certificates of indebtedness							9,445

Total assets[1]							758,605

Net assets[1]	12,101	10,290	16,852	7,366	5,156		51,765

1	Figures for 2002 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

			Corporate,
	Personal		Investment			Intra–
	Financial	Commercial	Banking &	Private		HSBC
	Services	Banking	Markets	Banking	Other	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Year ended 31 December 2001
Net interest income	6,828	3,821	3,419	577	80	–	14,725
Dividend income	5	7	138	4	32	–	186
Net fees and commissions	2,877	1,751	2,140	602	100	–	7,470
Dealing profits	53	103	1,411	124	(6)	–	1,685
Other operating income	806	422	568	87	996	(1,057)	1,822

Operating income	10,569	6,104	7,676	1,394	1,202	(1,057)	25,888
Operating expenses	(6,656)	(3,273)	(4,124)	(1,168)	(1,240)	1,057	(15,404)

Operating profit/(loss) before provisions	3,913	2,831	3,552	226	(38)	–	10,484
Provisions for bad and doubtful debts	(767)	(662)	(34)	24	(598)	–	(2,037)
Provisions for contingent liabilities and commitments	(17)	16	(14)	(46)	(588)	–	(649)
Loss from foreign currency redenomination in Argentina	–	–	–	–	(520)	–	(520)
Amounts written off fixed asset investments	(5)	(1)	(72)	(2)	(45)	–	(125)

Operating profit/(loss)	3,124	2,184	3,432	202	(1,789)	–	7,153
Share of operating profit/(loss) in joint ventures	(99)	4	4	–	–	–	(91)
Share of operating profit in associates	44	28	33	–	59	–	164
Gains on disposal of investments and tangible fixed assets	210	10	354	5	195	–	774

Profit/(loss) on ordinaryactivities before tax	3,279	2,226	3,823	207	(1,535)	–	8,000

Segment total assets	138,908	101,002	374,282	52,135	20,581		686,908

Hong Kong Government certificates of indebtedness							8,637

Total assets[1]							695,545

Net assets[1]	9,309	9,108	15,046	6,195	6,030		45,688

	1	Figures for 2001 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1.

(c)	By country of domicile

HSBC Holdings is registered and domiciled in the United Kingdom.

	(i)	Profit on ordinary activities before tax in the United Kingdom
	2003	2002	2001
	US$m	US$m	US$m

Operating income	10,969	9,504	8,394

Profit on ordinary activities before tax	3,474	3,239	3,147

Operating income includes intra–HSBC income of US$359 million (2002: US$418 million; 2001: US$517 million). Profit on ordinary activities before tax includes profit arising on intra–HSBC transactions of US$376 million (2002: US$406 million; 2001: US$488 million).

Back to Contents

(ii)	Geographical analysis of tangible fixed assets
	2003	2002	2001
	US$m	US$m	US$m

United Kingdom	7,213	6,240	5,270
Other	8,535	7,941	8,251

Total	15,748	14,181	13,521

Other includes assets held in Hong Kong amounting to US$3,877 million (2002: US$4,180 million; 2001: US$4,589 million).

48	Related party transactions

	(a)	Transactions, arrangements and agreements involving Directors and others

Particulars of transactions, arrangements and agreements entered into by subsidiary undertakings of HSBC Holdings with Directors and connected persons and companies controlled by them and with officers of HSBC Holdings disclosed pursuant to section 232 of the Companies Act 1985 are as follows:

	2003		2002

	Number	US$m	Number	US$m
Directors and connected persons and companies controlled by them
Loans and credit card transactions (including US$274,198 in credit card transactions (2002: US$367,665) and US$25,776,133 in guarantees (2002: US$14,538,793))	82	353	145	931

Officers
Loans and credit card transactions (including US$377,611 in credit card transactions (2002: US$169,025) and US$224,769 in guarantees (2002: US$nil))	32	38	28	18

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

(b)	Transactions with other related parties of HSBC

Joint ventures

Information relating to joint ventures can be found in the ‘Notes on the Financial Statements’ where the following are disclosed:

	-	Note 16: amounts due from joint ventures;
	-	Note 21: interests in joint ventures and principal joint ventures; and
	-	Note 29: amounts due to joint ventures.

Associates

Information relating to associates can be found in the ‘Notes on the Financial Statements’ where the following are disclosed:

	-	Notes 15 and 16: amounts due from associates;
	-	Note 22: interests in associates; principal associates and interests in loan capital; and
	-	Notes 28 and 29: amounts due to associates.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Pension funds

At 31 December 2003, US$14.7 billion (2002: US$9.8 billion) of HSBC pension fund assets were under management by HSBC companies of which US$1,315 million (2002: US$1,155 million) of ‘Long-term assurance assets attributable to policyholders’ were included in HSBC’s balance sheet under ‘Other assets’. Fees of US$23 million (2002: US$23 million) were earned by HSBC companies for these management services. HSBC’s pension funds had placed deposits of US$211 million (2002: US$252 million) with its banking subsidiaries.

49	UK and Hong Kong accounting requirements

The financial statements have been prepared in accordance with UK accounting requirements. There would be no material differences had they been prepared in accordance with Hong Kong Accounting Standards, except as set out below.

The presentation of the cash flow statement is in accordance with Financial Reporting Standard 1 (revised 1996) ‘Cash Flow Statements’ rather than Hong Kong Statement of Standard Accounting Practice 15 ‘Cash Flow Statements’.

In accordance with Financial Reporting Standard 11 ‘Impairment of Fixed Assets and Goodwill’, no charge has been made in the profit and loss account in respect of those decreases in the valuation of HSBC properties that do not represent impairments. If HSBC had prepared its financial statements under Hong Kong Statement of Standard Accounting Practice 17 ‘Property, plant and equipment’, there would have been a net charge to the profit and loss account of US$154 million (2002: US$94 million) in respect of valuations below depreciated historical cost (of which a credit of US$4 million (2002: US$2 million) relates to minority interests).

In accordance with Financial Reporting Standard 19 ‘Deferred Tax’, HSBC has recognised deferred tax in full on timing differences between the accounting and taxation treatment of income and expenditure, subject to recoverability of deferred tax assets. If HSBC had prepared its financial statements in accordance with Hong Kong Statement of Standard Accounting Practice 12 ‘Income Taxes’ (revised August 2002) it would have recognised additional deferred tax assets and liabilities, resulting in an increase in reserves at 31 December 2003 of US$174 million (2002: US$119 million). The impact on the charge to the profit and loss account in respect of tax on profit on ordinary activities would have been nil (2002: increase of US$22 million).

If HSBC had prepared its financial statements under Hong Kong Statement of Standard Accounting Practice 24 ‘Investments in Securities’, US$1,746 million (2002: US$1,341 million1) would have been credited to reserves in respect of changes in the fair value of its investment securities.

In accordance with UK Statement of Standard Accounting Practice 17 ‘Post balance sheet events’, HSBC has recorded dividends declared after the period end in the period to which they relate. If HSBC had prepared its financial statements in accordance with Hong Kong Statement of Standard Accounting Practice 9 ‘Events after the balance sheet date’, dividends would be recorded in the period in which they are declared and there would have been an increase in reserves at 31 December 2003 of US$2,627 million (2002: US$3,069 million).

HSBC Holdings has recorded its investment in HSBC undertakings at net asset value, including attributable goodwill, adjusted for shares held by subsidiaries in HSBC Holdings plc. If HSBC Holdings had prepared its individual financial statements in accordance with Hong Kong Statement of Standard Accounting Practice 32 ‘Consolidated Financial Statements and Accounting for Investments in Subsidiaries’ and elected to record its investment in HSBC undertakings at cost, less provisions for any impairment, there would have been a reduction in the reserves of HSBC Holdings at 31 December 2003 of US$33,970 million (2002: US$13,779 million1). There would have been no impact on the consolidated financial statements of HSBC.

HSBC applies UK Statement of Standard Accounting Practice 24 ‘Accounting for pension costs’ to defined benefit schemes, which requires that the cost of providing pensions be recognised on a systematic and rational basis over the period during which benefit is gained from the employees’ services. If HSBC had prepared its financial statements under Hong Kong Statement of Standard Accounting Practice 34 ‘Employee benefits’ a defined benefit pension liability of US$4,406 million would have been recognised in the balance sheet at 31 December 2003 (2002:

Back to Contents

US$4,023 million). There would have been an additional credit to the profit and loss account in 2003 of US$206 million (2002: charge of US$7 million).

HSBC has adopted the provisions of UITF Abstracts 37 ‘Purchases and sales of own shares’ and 38 ‘Accounting for ESOP trusts’. Both HSBC’s previous and its current accounting policies are acceptable under Hong Kong GAAP and as a result no differences arise.

1	Figures for 2002 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

50	Differences between UK GAAP and US GAAP

The consolidated financial statements of HSBC are prepared in accordance with UK generally accepted accounting principles (‘GAAP’) which differ in certain significant respects from US GAAP. The following is a summary of the significant differences applicable to HSBC:

Leasing

UK GAAP

• Finance lease income is recognised so as to give a constant rate of return on the net cash investment in the lease, taking into account tax payments and receipts associated with the lease.

• Leases are categorised as finance leases when the substance of the agreement is that of a financing transaction and the lessee assumes substantially all of the risks and benefits relating to the asset. All other leases are categorised as operating leases.

• Operating leased assets are depreciated over their useful lives so that, for each asset, rentals less depreciation are recognised at a constant periodic rate of return on the net cash invested in that asset. Rentals receivable under operating leases are accounted for on a straight-line basis over the lease term.

US GAAP

• Unearned income on finance leases is taken to income at a rate calculated to give a constant rate of return on the investment in the lease, but generally no account is taken of the tax flows generated by the lease.

• Leases are classified as capital leases when any of the criteria outlined under Statement of Financial Accounting Standards (‘SFAS’) 13 ‘Accounting for leases’ are met.

• Operating leased assets are depreciated so that in each period the depreciation charge is at least equal to that which would have arisen on a straight line basis

Debt swaps

UK GAAP

• Assets acquired in exchange for other advances in order to achieve an orderly realisation are reported as advances. The assets acquired are recorded at the carrying value of the advances disposed of at the date of the exchange, with any loan loss provision having been duly updated. Any subsequent deterioration in their value will be recorded as an additional loan loss provision.

US GAAP

• Under SFAS 15 ‘Debtors and Creditors for Troubled Debt Restructurings’, debt securities and equity shares acquired in exchange for advances in order to achieve an orderly realisation are required to be accounted for at their fair value, usually their secondary market value, at the date of exchange. Under SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’, certain of these debt swaps qualify as securities and accordingly are classified as available-for-sale.

Shareholders’ interest in the long-term assurance fund

UK GAAP

• The value placed on HSBC’s interest in long-term assurance business includes a valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds. These are determined annually in consultation with independent actuaries and are included in ‘Other assets’.

Back to Contents

•	Changes in the value of HSBC’s interest in long-term assurance business are calculated on a post-tax basis and are reported in the profit and loss account as part of ‘Other operating income’ after adjusting for taxation.

US GAAP

•	The net present value of these profits is not recognised. Acquisition costs and fees are deferred and amortised in accordance with SFAS 97 ‘Accounting and reporting by insurance enterprises for certain long-duration contracts and for realised gains and losses from the sale of investments’.

Share compensation schemes

UK GAAP

•	Options granted under executive share option schemes are granted at market price and no compensation costs are recognised under the ‘intrinsic value method’.

•	Employees in save-as-you-earn schemes are granted shares at a 20 per cent discount to market price at the date of grant. No compensation cost is recognised for such awards.

•	The fair value of shares awarded under longer term and other restricted share award schemes is charged to compensation cost over the period in respect of which performance conditions apply. To the extent the award is adjusted by virtue of performance conditions being met or not, the compensation cost is adjusted in line with this.

US GAAP

•	SFAS 123 ‘Accounting for Stock Based Compensation’ encourages a fair value method of accounting for stock-based compensation plans. HSBC follows this fair value method. Under the fair value method, compensation cost is measured at the date of grant based on the value of the award and is recognised over the service period, which is usually the vesting period. Where options lapse before their costs have been fully recognised, any costs previously recognised relating to lapsed options are written back.

Costs of software for internal use

UK GAAP

•	HSBC generally expenses costs of software developed for internal use. If it can be shown that conditions for capitalisation are met under FRS 10 ‘Goodwill and intangible assets’ or FRS 15 ‘Tangible fixed assets’, the software is capitalised and amortised over its useful life.

•	Website design and content development costs are capitalised only to the extent that they lead to the creation of an enduring asset delivering benefits at least as great as the amount capitalised.

US GAAP

•	The American Institute of Certified Public Accountants’ (‘AICPA’) Statement of Position 98-1 ‘Accounting for the costs of computer software developed or obtained for internal use’ requires that all costs incurred in the preliminary project and post implementation stages of internal software development be expensed. Costs incurred in the application development stage must be capitalised and amortised over their estimated useful life. Website design costs are capitalised and website content development costs are expensed as they are incurred.

Goodwill

UK GAAP

•	Goodwill arising on acquisitions of subsidiary undertakings, associates or joint ventures prior to 1998 was charged against reserves in the year of acquisition.

•	For acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet and amortised over its estimated useful life on a straight-line basis. UK GAAP allows goodwill previously eliminated against reserves to be reinstated, but does not require it. In common with many other UK companies, HSBC elected not

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

to reinstate such goodwill on the grounds that it would not materially assist the understanding of readers of its accounts who were already familiar with UK GAAP.

•	Goodwill included in the balance sheet is tested for impairment when necessary by comparing the recoverable amount of an entity with the carrying value of its net assets, including attributable goodwill. The recoverable amount of an entity is the higher of its value in use, generally the present value of the expected future cash flows from the entity, and its net realisable value.

•	At the date of disposal of subsidiaries, associates or joint ventures, any unamortised goodwill or goodwill charged directly against reserves is included in HSBC’s share of the undertakings’ total net assets in the calculation of the gain or loss on disposal.

•	Where quoted securities are issued as part of the purchase consideration in an acquisition, the fair value of those securities for the purpose of determining the cost of acquisition is the market price at the date of completion.

US GAAP

•	Goodwill acquired up to 30 June 2001 was capitalised and amortised over its useful life but not more than 25 years. The amortisation of previously acquired goodwill ceased from 31 December 2001.

•	SFAS 142 ‘Goodwill and Other Intangible Assets’ requires that goodwill should not be amortised but should be tested for impairment annually at the reporting unit level by applying a fair-value-based test.

•	The goodwill of a reporting unit should be tested for impairment between annual tests in response to events or changes in circumstance which could result in an impairment.

•	Where quoted securities are issued as part of the purchase consideration in an acquisition, the fair value of those securities for the purpose of determining the cost of acquisition is the average market price of the securities for a reasonable period before and after the date that the terms of the acquisition are agreed and announced.

Intangible assets

UK GAAP

•	An intangible asset is recognised separately from goodwill where it is identifiable and controlled. It is identifiable only if it can be disposed of or settled separately without disposing of the whole business. Control requires legal rights or custody over the item.

•	An intangible asset purchased as part of a business combination is capitalised at fair value based on its replacement cost, which is normally its estimated market value.

US GAAP

•	An intangible asset is recognised separately from goodwill when it arises from contractual or other legal rights or if it is separable, i.e. it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset or liability. The effect of this is that certain intangible assets such as trademarks and customer relationships are recognised under US GAAP, although such assets will not be recognised under UK GAAP.

•	Intangible assets are initially recognised at fair value. An intangible asset with a finite useful life is amortised over the period for which it contributes to the future cash flows of the entity. An intangible asset with an indefinite useful life is not amortised but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Back to Contents

Property

UK GAAP

•	HSBC values its properties on an annual basis and adjustments arising from such revaluations are taken to reserves. HSBC depreciates non-investment properties based on their cost or revalued amounts. No depreciation is charged on investment properties other than leaseholds with 20 years or less to expiry.

US GAAP

•	US GAAP does not permit revaluations of property, although it requires recognition of asset impairment. Any realised surplus or deficit is, therefore, reflected in income on disposal of the property. Depreciation is charged on all properties based on cost.

Accruals accounted derivatives

UK GAAP

•	Non-trading derivatives are those which are held for hedging purposes as part of HSBC’s risk management strategy against cashflows, assets, liabilities, or positions measured on an accruals basis. Non-trading transactions include qualifying hedges and positions that synthetically alter the characteristics of specified financial instruments.

•	Non-trading derivatives are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or positions.

•	To qualify as a hedge, a derivative must effectively reduce the price, foreign exchange or interest rate risk of the asset, liability or anticipated transaction to which it is linked and be designated as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. If these criteria are met, the derivative is accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes include swaps, forwards and futures.

•	Interest rate swaps are also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument must be linked to specific individual, or pools of similar, assets or liabilities by the notional principal and interest rate risk of the associated instruments, and must achieve a result that is consistent with defined risk management objectives. If these criteria are met, accrual based accounting is applied, i.e. income or expense is recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement.

•	Any gain or loss arising on the termination of a qualifying derivative is deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the qualifying derivative is immediately marked-to-market through the profit and loss account.

•	Derivatives that do not qualify as hedges or synthetic alterations at inception are marked-to-market through the profit and loss account, with gains and losses included within ‘Dealing profits’.

US GAAP

•	All derivatives must be recognised as either assets or liabilities in the balance sheet and be measured at fair value ( SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’).

•	The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation as described below:

	–	For a derivative designated as hedging exposure to changes in the fair value of a recognised asset or liability or a firm commitment, the gain or loss is recognised in earnings in the period of change together with the associated loss or gain on the hedged item attributable to the risk being hedged. Any resulting net gain or loss represents the ineffective portion of the hedge.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

–	For a derivative designated as hedging exposure to variable cash flows of a recognised asset or liability, or of a forecast transaction, the derivative’s gain or loss associated with the effective portion of the hedge is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecast transaction affects earnings. The ineffective portion is reported in earnings immediately.

–	For net investment hedges in which derivatives hedge the foreign currency exposure of a net investment in a foreign operation, the change in fair value of the derivative associated with the effective portion of the hedge is included as a component of other comprehensive income, together with the associated loss or gain on the hedged item. The ineffective portion is reported in earnings immediately.

–	In order to apply hedge accounting it is necessary to comply with documentation requirements and to demonstrate the effectiveness of the hedge on an ongoing basis.

–	For a derivative not designated as a hedging instrument, the gain or loss is recognised in earnings in the period of change in fair value.

Investment securities

UK GAAP

•	Debt securities and equity shares intended to be held on a continuing basis are disclosed as investment securities and are included in the balance sheet at cost less provision for any permanent diminution in value. Other participating interests are accounted for on the same basis. Premiums or discounts on dated investment securities purchased at other than face value are amortised through the profit and loss account over the period from date of purchase to date of maturity and are included in ‘interest income’. Any profit or loss on realisation of these securities is recognised in the profit and loss account as it arises and included in ‘Gains on disposal of investment securities’.

•	SSAP 20 ‘Foreign currency translation’ requires foreign currency exchange differences on foreign currency-denominated monetary items, including securities, to be recognised in the profit and loss account.

•	Other debt securities and equity shares held for trading purposes are included in the balance sheet at market value. Changes in the market value of such assets are recognised in the profit and loss account as ‘Dealing profits’.

US GAAP

•	All debt securities and equity shares are classified and disclosed within one of the following three categories: held-to-maturity; available-for-sale; or trading (SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’).

•	Held-to-maturity debt securities are measured at amortised cost.

•	Available-for-sale securities are measured at fair value with unrealised holding gains and losses excluded from earnings and reported net of applicable taxes and minority interests in a separate component of shareholders’ funds. Foreign exchange gains or losses on foreign currency denominated available-for-sale securities are also excluded from earnings and recorded as part of the same separate component of shareholders’ funds.

•	A decline considered other than temporary in fair value below cost of an available-for-sale or held-to-maturity security is treated as a realised loss and included in earnings. This lower fair value is then treated as the cost basis for the security.

•	Trading securities are measured at fair value with unrealised holding gains and losses included in earnings.

Back to Contents

Foreign currency

UK GAAP

•	A company’s local currency is the currency of the primary economic environment in which it operates and generates net cash flows. Foreign exchange differences arising when translating non-local currency assets and liabilities into the local currency are reported in the profit and loss account (SSAP 20 ‘Foreign currency translation’).

US GAAP

•	An entity’s functional currency is the currency of the primary economic environment in which it operates. An entity operating in a single economic environment may have only one functional currency. Foreign exchange differences arising when translating non-functional currency assets and liabilities into the local currency are reported in the profit and loss account (SFAS 52 ‘Foreign Currency Translation’).

Own shares held

UK GAAP

•	The adoption of UITF Abstracts 37 and 38 has required a change in the presentation of shares in HSBC Holdings held by HSBC. HSBC Holdings shares are now deducted from shareholders’ funds (including those HSBC Holdings shares held within ‘Long term assurance assets attributable to policyholders’). No profits or losses are recognised on own shares held. Previously, own shares held were classified as an asset. The change in accounting policy has been reflected by way of a prior period adjustment

US GAAP

•	AICPA Accounting Research Bulletin 43 ‘Restatement and Revision of Accounting Research Bulletins’ requires a reduction in shareholders’ equity for own shares held. HSBC shares held within ‘Long-term assurance assets attributable to policyholders’ remain classified as an asset where the criteria for classification as ‘separate accounts’ are met.

Dividends payable

UK GAAP

•	Dividends declared after the period end are recorded in the period to which they relate.

US GAAP

•	Dividends are recorded in the period in which they are declared.

Deferred taxation

UK GAAP

•	Deferred tax is generally provided in the accounts for all timing differences subject to exceptions in FRS 19 and the assessment of the recoverability of deferred tax assets.

•	Fair value adjustments on acquisition are treated as if they were timing differences arising in the acquired entity’s own accounts. Deferred tax is recognised on fair value adjustments where they give rise to deferral or acceleration of taxable cash flows.

US GAAP

•	Deferred tax liabilities and assets are recognised in respect of all temporary differences. A valuation allowance is raised against any deferred tax asset where it is more likely than not that the asset, or a part thereof, will not be realised (SFAS 109 ‘Accounting for Income Taxes’).

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

•	The deferred taxation impact of all temporary differences arising from fair value adjustments on acquisition is recognised as part of the purchase accounting adjustment.

Sale and repurchase transactions (‘repos’) and reverse repos

UK GAAP

•	Repos and reverse repos are accounted for as if the collateral involved remains with the transferor. On the balance sheet, repos are included within ‘Deposits by banks’ or ‘Customer accounts’ and reverse repos are included within ‘Loans and advances to banks’ or ‘Loans and advances to customers’.

US GAAP

•	Repos and reverse repos transacted under agreements that give the transferee the right by contract or custom to sell or repledge collateral give rise to the following adjustments and disclosures (SFAS 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities’):

	–	For repos, where the transferee has the right to sell or repledge the collateral, the transferor reports the securities separately in the financial statements from other securities not so encumbered.

	–	For reverse repos, where the transferee has the right to sell or repledge the collateral, the transferee does not recognise the pledged asset but discloses the fair value of the collateral. If the transferee sells collateral pledged to it, the proceeds from the sale and the transferee’s obligation to return the collateral are recognised.

Loan origination

UK GAAP

•	Fee and commission income is accounted for in the period when receivable, except when it is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, it is recognised on an appropriate basis over the relevant period.

•	Loan origination costs are generally expensed as incurred. As permitted by UK GAAP, HSBC applies a restricted definition of the incremental, directly attributable origination expenses that are deferred and subsequently amortised over the life of the loans.

US GAAP

•	Certain loan fee income and direct loan origination costs are amortised to the profit and loss account over the life of the loan as an adjustment to interest income (SFAS 91 ‘Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases’.)

Pension costs

UK GAAP

•	Pension costs, based on actuarial assumptions and methods, are charged so as to allocate the cost of providing benefits over the average remaining service lives of employees.

US GAAP

•	SFAS 87 ‘Employers’ Accounting for Pensions’ prescribes a similar method of actuarial valuation but requires assets to be assessed at fair value and the assessment of liabilities to be based on current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees.

Back to Contents

Securitisations

UK GAAP

•	FRS 5 ‘Reporting the substance of transactions’ requires that the accounting for securitised receivables is governed by whether the originator has access to the benefits of the securitised assets and exposure to the risks inherent in those benefits and whether the originator has a liability to repay the proceeds of the note issue:

	–	The securitised assets should be derecognised in their entirety and a gain or loss on sale recorded where the originator retains no significant benefits and no significant risks relating to those securitised assets.

	–	The securitised assets and the related finance should be consolidated under a linked presentation where the originator retains significant benefits and significant risks relating to those securitised assets but where the downside exposure is limited to a fixed monetary amount and certain other conditions are met.

	–	The securitised assets and the related finance should be consolidated on a gross basis where the originator retains significant benefits and significant risks relating to those securitised assets and does not meet the conditions required for linked presentation.

US GAAP

•	SFAS 140 ‘Accounting for Transfers and Servicing of Finance Assets and Extinguishments of Liabilities’ requires that receivables that are sold to a special purpose entity and securitised can only be derecognised and a gain or loss on sale recognised if the originator has surrendered control over those securitised assets.

•	Control has been surrendered over transferred assets if and only if all of the following conditions are met:

	–	The transferred assets have been put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

	–	Each holder of interests in the transferee (i.e. holder of issued notes) has the right to pledge or exchange their beneficial interests, and no condition constrains this right and provides more than a trivial benefit to the transferor.

	–	The transferor does not maintain effective control over the assets through either an agreement that obligates the transferor to repurchase or to redeem them before their maturity or through the ability to unilaterally cause the holder to return specific assets, other than through a clean-up call.

	–	If these conditions are not met the securitised assets should continue to be consolidated.

•	Where HSBC retains an interest in the securitised assets, such as a servicing right or the right to residual cash flows from the special purpose entity, HSBC recognises this interest at fair value on sale of the assets.

•	There are no provisions for linked presentation of securitised assets and the related finance.

Consolidation of Variable Interest Entities

UK GAAP

•	In accordance with FRS 5, entities that fall within the definition of quasi-subsidiaries are consolidated. A quasi-subsidiary is defined as an entity that is directly or indirectly controlled by HSBC and gives rise to benefits that are in substance no different from those that would arise were the vehicle a subsidiary. FRS 5 states that this will arise where HSBC receives the benefits of the net assets of the entity and is exposed to the risks inherent in those net assets.

US GAAP

•	FASB Interpretation 46 ‘Consolidation of Variable Interest Entities’(‘FIN 46’) requires consolidation of Variable Interest Entities (‘VIEs’) in which HSBC is the primary beneficiary and disclosures in respect of all other VIEs in which it has a significant variable interest.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

•	A modified version of FIN 46 (‘FIN 46R’) addresses certain implementation issues that arose under FIN 46 and changes some of the criteria used to determine whether HSBC is the primary beneficiary of an entity. HSBC has applied FIN 46R to its assessment of certain entities where the impact of the modifications in FIN 46R is known. HSBC is still assessing the impact of FIN 46R on other entities, and will adopt FIN 46R in 2004 for all interests in VIEs for accounting periods ending after 15 March 2004.

•	A VIE is an entity in which equity investors do not hold an investment with the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities. HSBC is the primary beneficiary of a VIE if its variable interests absorb a majority of the entity’s expected losses. Variable interests are contractual, ownership or other pecuniary interests in an entity that change with changes in the fair value of an entity’s net assets exclusive of variable interests. If no party absorbs a majority of the entity’s expected losses, HSBC consolidates the VIE if it receives a majority of the expected residual returns of the entity.

•	Under the transitional provisions of FIN 46R, HSBC is only required to consolidate VIEs where it is the primary beneficiary if HSBC’s involvement in the VIE was created or acquired after 31 January 2003 and it had previously applied FIN 46 to those entities. For VIEs created or acquired before this date, disclosure that HSBC is the primary beneficiary is sufficient. HSBC will be required to consolidate all VIEs where it is the primary beneficiary from 1 January 2004.

Restructuring Provisions

UK GAAP

•	In accordance with FRS 12 ‘Provisions, contingent liabilities and contingent assets’, provisions are made for any direct costs and net future operating losses arising from a business that management is committed to restructure, sell or terminate, has a detailed formal plan to exit, and has raised a valid expectation of carrying out that plan.

US GAAP

•	SFAS 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’, requires that the fair value of a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Accordingly, provisions are recognised upon the implementation of the restructuring plan.

Acceptances

UK GAAP

•	Acceptances outstanding are not included in the consolidated balance sheet.

UK GAAP

•	Acceptances outstanding and matching customer liabilities are included in the consolidated balance sheet.

Profit and loss presentation

UK GAAP

•	The following items are separately disclosed in the profit and loss account:

	–	Provisions for contingent liabilities and commitments.

	–	Amounts written off fixed asset investments.

	–	Gains on disposal of investments and tangible fixed assets.

Back to Contents

US GAAP

•	The above items are disclosed as follows:

	–	Provisions for contingent liabilities and commitments are classified as ‘Operating expenses’.

	–	Amounts written off fixed asset investments and gains on disposal of investments and tangible fixed assets are classified as ‘Other operating expense’ and ‘Other operating income’ respectively.

	–	Gains on disposal of investments and tangible fixed assets are classified as ‘Other operating income’.

The following tables summarise the significant adjustments to consolidated net income and shareholders’ equity which would result from the application of US GAAP:

		Year ended 31 December

	Note	2003	2002	2001
		US$m	US$m	US$m
Net income
Attributable profit of HSBC (UK GAAP)		8,774	6,239	4,992
Lease financing		(114)	(68)	(40)
Debt swaps		–	–	4
Shareholders’ interest in long-term assurance fund	b	(394)	(6)	(152)
Pension costs	c	266	(62)	(26)
Stock-based compensation	d	(190)	(240)	(316)
Goodwill	e	1,500	845	(509)
Internal software costs	g	13	66	264
Revaluation of property		62	76	49
Purchase accounting adjustments	h	(1,307)	15	(49)
Accruals accounted derivatives	i	(613)	221	280
Own shares held		42	–	–
Foreign exchange gains on available-for-sale securities	j	(2,283)	(2,197)	312
Loan origination		217	–	–
Securitisations	s	683	–	–
Restructuring provisions		96	–	–
Other-than-temporary decline in value of available-for-sale
securities	k	43	(122)	–
Foreign exchange losses on Argentine overseas funding	l	26	(390)	–

Taxation : US GAAP	m	–	(30)	188
: on reconciling items		223	475	(122)
		223	445	66
Minority interest in reconciling items		187	78	36
Net income (US GAAP)		7,231	4,900	4,911

		US$	US$	US$
Per share amounts (US GAAP)
Basic earnings per ordinary share	p	0.69	0.52	0.53
Diluted earnings per ordinary share	p	0.69	0.52	0.53

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	Note	2003	2002 [1]
		US$m	US$m
Shareholders’ equity
Shareholders’ funds (UK GAAP)		74,473	51,765
Lease financing		(575)	(406)
Shareholders’ interest in long-term assurance fund	b	(1,532)	(875)
Pension costs	c	(3,122)	(2,522)
Goodwill	e	1,072	2,575
Internal software costs	g	718	669
Revaluation of property		(1,949)	(2,273)
Purchase accounting adjustments	h	4,380	213
Accruals accounted derivatives	i	702	782
Fair value adjustment for securities available-for-sale	k	2,046	2,040
Own shares held		140	92
Dividend payable		2,627	3,069
Loan origination		217	–
Securitisations	s	739	–
Restructuring provisions		96	–
Taxation : US GAAP	m	173	154
: on reconciling items		(144)	256
		29	410
Minority interest in reconciling items		190	292

Shareholders’ equity (US GAAP)		80,251	55,831

1	Figures for 2002 have been restated to reflect the adoption of UITF Abstracts 37 ‘Purchases and sales of own shares’, and 38 ‘Accounting for ESOP trusts’, details of which are set out in Note 1.

	Note	2003	2002	2001
		US$m	US$m	US$m
Movement in shareholders’ equity (US GAAP)
Balance brought forward		55,831	48,444	48,072
Net income		7,231	4,900	4,911
Dividends		(6,974)	(4,632)	(4,394)
Stock based compensation	d	190	240	316
Shares issued in lieu in dividends		1,423	1,023	866
Equity issued on acquisition of Household under US GAAP	a	14,366	–	–
New share capital subscribed net of costs		862	337	112
Other		(79)	17	–
Net change in net unrealised gains/(losses) on securities
available for sale, net of tax effect		1,676	2,253	(271)
Net change in net unrealised gains on derivatives classified as
cash flow hedges, net of tax effect		367	86	52
Minimum pension liability adjustment, net of tax effect	c	(1,127)	(824)	–
Exchange and other movements		6,485	3,987	(1,220)
Total Other Comprehensive Income[1]		7,401	5,502	(1,439)

Balance carried forward		80,251	55,831	48,444

1 Movements in shareholders’ equity has been reclassified to disclose movements in Other Comprehensive Income by major component.

Back to Contents

The following table provides an estimated summarised balance sheet for HSBC, which incorporates the adjustments arising from the application of US GAAP:

	2003	2002
	US$m	US$m
Assets
Cash and balances at central banks	7,661	7,659
Items in the course of collection from other banks	6,628	5,651
Treasury bills and other eligible bills	20,391	18,141
Hong Kong Government certificates of indebtedness	10,987	9,445
Loans and advances to banks	117,173	95,496
Loans and advances to customers	505,152	352,353
Debt securities and equity shares	220,579	185,329
Interests in associated undertakings and other participating interests	1,973	1,975
Intangible and tangible fixed assets	47,133	32,441
Due from customers on acceptances	5,411	4,711
Other assets (including prepayments and accrued income)	68,935	50,364

Total assets	1,012,023	763,565

Liabilities
Hong Kong currency notes in circulation	10,987	9,445
Deposits by banks	70,426	52,933
Customer accounts	573,132	495,438
Items in the course of transmission to other banks	4,383	4,634
Debt securities in issue	127,555	34,965
Acceptances outstanding	5,411	4,711
Other liabilities (including accruals and deferred income)	98,696	72,697
Provisions for liabilities and charges
– deferred taxation	1,368	2,013
– other provisions for liabilities and charges	8,134	6,266
Subordinated liabilities	25,462	18,371
Minority interests	6,218	6,261
Shareholders’ equity	80,251	55,831

Total liabilities	1,012,023	763,565

Net assets arising due to reverse repo transactions of US$23,220 million (2002: US$18,736 million) and US$17,777 million (2002: US$12,545 million) are included in ‘Loans and advances to banks’ and ‘Loans and advances to customers’ respectively.

Net liabilities arising due to repo transactions of US$12,226 million (2002: US$8,271 million) and US$15,201 million (2002: US$13,126 million) are included in ‘Deposits by banks’ and ‘Customer accounts’ respectively. Average repo liabilities during the year were US$25,883 million (2002: US$21,089 million). The maximum quarter-end repo liability outstanding during the year was US$30,938 million (2002: US$21,468 million).

HSBC enters into repo and reverse repo transactions which are accounted for as secured borrowings. Under SFAS 140, securities pledged as collateral, where the counterparty has the right to sell or repledge the collateral, would be reclassified within ‘Debt securities and equity shares’ and ‘Treasury bills and other eligible bills’ as encumbered. As at 31 December 2003, the impact on ‘Debt securities and equity shares’ and ‘Treasury bills and other eligible bills’ would be to reclassify securities amounting to US$22,292 million as encumbered (2002: US$20,061 million).

At 31 December 2003, collateral received under reverse repo transactions where HSBC had the right to sell or repledge the security obtained amounted to US$45,319 million gross (2002: US$27,439 million). Approximately US$26 billion of the collateral obtained from reverse repo transactions had been sold or pledged by HSBC in connection with repo transactions and securities sold not yet purchased (2002: approximately US$15 billion).

HSBC also enters into stock lending and borrowing transactions by which either cash or other securities may be received in exchange for stock. At 31 December 2003, stock lending transactions where the securities lent were subject to sale or repledge amounted to US$7,062 million (2002: US$5,050 million). At 31 December 2003, stock borrowing transactions where the securities borrowed were subject to sale or repledge amounted to US$11,428 million (2002: US$4,643 million).

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

(a)	Acquisition of Household

In accordance with SFAS 141 ‘Business Combinations’, the following additional disclosures are required in respect of the acquisition of Household.

The value ascribed to each HSBC ordinary share for US GAAP purposes was US$11.28, derived from the five-day average (12 November 2002 to 18 November 2002) of the daily HSBC ADR price at the time the bid was announced.

The total consideration paid for the acquisition of Household, calculated in accordance with US GAAP, was US$15,761 million. As part of the consideration for the acquisition, HSBC allotted 1,273,297,057 new ordinary shares of US$0.50.

US GAAP
US$m
Purchase price:
Value of HSBC shares issued	14,366
Fair value of outstanding Household share options	114
Fair value of the equity component of Household 8.875 per cent Adjustable Conversion-Rate Equity Security Units	21
Cash consideration paid by HSBC for Household cumulative preferred stock	1,120
Acquisition costs including stamp duty and stamp duty reserve tax	140

15,761

HSBC’s financial statements include the results of Household’s operations commencing 29 March 2003. Under US GAAP, the assets and liabilities at the date of acquisition and the total consideration paid are set out in the following table:

US GAAP
Fair value
US$m
At date of acquisition
Items in the course of collection from other banks	840
Loans and advances to banks	431
Loans and advances to customers	82,165
Debt securities	3,635
Equity shares	697
Intangible assets	3,003
Tangible fixed assets	556
Other asset categories	9,579
Deposits by banks	(1,915)
Customer accounts	(895)
Debt securities in issue	(80,800)
Provisions for liabilities and charges	(654)
Subordinated liabilities	(1,192)
Other liability categories	(6,306)

Net assets acquired	9,144

Goodwill	6,617

Total consideration	15,761

The reduced amount of goodwill reported under US GAAP, compared with UK GAAP, on the acquisition of Household principally reflects:

•	the recognition at acquisition of US$3,003 million of intangibles under US GAAP; under UK GAAP, only US$50 million of intangibles were recognised separately from goodwill.

•	previously recognised gains on the sale of assets to securitisation vehicles under US GAAP are eliminated for UK GAAP purposes and the securitised assets are recognised on balance sheet . Offsetting this is the recognition of a deferred tax liability under US GAAP in respect of gains on sale of assets to securitisation vehicles; under UK GAAP, such gains are not recognised and, accordingly, no corresponding deferred tax liability is recognised.

Back to Contents

The impact of these items is offset by a higher value placed on HSBC shares issued as part of the purchase consideration under US GAAP. The HSBC share price fell between the time of announcement in November 2002 and completion of the acquisition on 28 March 2003.

The following table provides pro-forma information in respect of HSBC including Household, prepared on the basis that Household was acquired at the beginning of each of the years disclosed:

	UK GAAP		US GAAP

	2003	2002	2003	2002
	US$m	US$m	US$m	US$m

Total operating income	44,302	39,117

Profit attributable to shareholders	9,177	7,717	7,701	6,613

	US$m	US$m	US$m	US$m

Basic earnings per ordinary share	0.86	0.73	0.72	0.62

Diluted earnings per ordinary share	0.85	0.72	0.71	0.62

The pro-forma profit attributable to shareholders for 2002 under both UK GAAP and US GAAP above reflect:

•	a post-tax charge of US$333 million associated with Household’s settlement reached on 11 October 2002 with a multi-state working group of state Attorneys General and regulatory agencies to effect a resolution of alleged violations of US Federal and state consumer protection, consumer finance and banking laws and regulations; and

•	a post-tax charge of US$240 million on the sale of the assets and deposits of Household Bank, f.s.b.

Under US GAAP, intangible assets with a total value of US$3,003 million were recognised on acquisition. Of these intangible assets, US$715 million have an indefinite useful life and are not amortised but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The remaining intangible assets have finite useful lives generally ranging from 5 to 10 years over which their value less any terminal value is amortised to the profit and loss account. The value of intangible assets recognised under US GAAP is greater than that recognised under UK GAAP, reflecting the different recognition criteria under US GAAP. The higher value of intangible assets recognised under US GAAP results in a lower value of goodwill arising.

Intangible assets:

	Weighted average
	amortisation period

	UK GAAP	US GAAP	UK GAAP	US GAAP
	months	months	US$m	US$m
Intangible assets subject to amortisation

Purchased credit card relationships and related agreements	84	74	47	1,404
Retail Services merchant relationships	–	60	–	277
Other loan related relationships	84	110	3	326
Technology, customer lists and other contracts	–	61	–	281

	84	73	50	2,288
Intangible assets not subject to amortisation
Trade name			–	715

			50	3,003

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

No goodwill on the acquisition of Household was deductible for tax purposes.

	UK GAAP	US GAAP
	US$m	US$m
Amount of goodwill by reportable geographic customer group
North America
– Commercial banking	59	56
– Consumer finance	9,382	6,077
Europe
– Consumer finance	567	484

Total amount of goodwill	10,008	6,617

(b)	Shareholders’ interest in long-term assurance fund

Under UK GAAP, the value of the shareholders’ interest in the in-force life assurance and fund pensions policies of the long-term assurance fund are valued at the net present value of the profits inherent in such policies. The net present value of such profits is not recognised under US GAAP.

US GAAP requires the application of different accounting treatments in a number of areas of accounting for the long-term assurance fund. In particular, the definition and amortisation of deferred acquisition costs and the methodology for determining actuarial reserves vary between US and UK GAAP.

Net pre-tax income under US GAAP would have been US$394 million lower than under UK GAAP, as a result of differences in accounting for the shareholder’s interest in the log term assurance fund. The reduction in income is greater than in previous years, because of an increase in the net present value of in force policies in the UK, due in part to a reduction in the risk discount rate, new business in Hong Kong (profits on new business are recognised sooner under UK GAAP) and certain refinements to the models underlying the US GAAP calculation.

(c)	Pension and post-retirement costs

Pensions

For the purpose of the above reconciliations, the provisions of SFAS 87 ‘Employers’ Accounting for Pensions’ have been applied to HSBC’s main pension plans, which make up approximately 95 per cent of all HSBC’s schemes by plan assets. For non-US schemes, HSBC has applied SFAS 87 ‘Employers’ Accounting for Pensions’ with effect from 30 June 1992 as it was not feasible to apply it as at 1 January 1989, the date specified in the standard.

The projected benefit obligation in excess of plan assets at 30 June 1992 for the HSBC Bank (UK) Pension Scheme has been recognised as a liability under the purchase accounting requirements of APB 16 ‘Business Combinations’. For other pension plans, the excess of the projected benefit obligation over plan assets at 30 June 1992 is recognised as a charge to pension expense over 15 years.

The projected benefit obligation in excess of plan assets at 28 July 2000 for CCF was recognised as a liability under the purchase accounting adjustments of APB 16 ‘Business combinations’.

When the accumulated benefit obligation on a pension plan (the value of the benefits accrued based on employee service up to the balance sheet date) exceeds the fair value of plan assets, the employer recognises an additional minimum pension liability equal to this excess, so long as the excess is greater than any accrual which has already been established for unfunded pension costs. At the same time, an intangible asset is established equal to the lower of the liability recognised for the unfunded benefit obligation or the amount of any unrecognised prior service cost.

At 31 December 2003, HSBC recognised an additional minimum pension liability of US$2,789 million (2002: US$1,175 million) in respect of its unfunded accumulated benefit obligations. This liability is partially offset by an intangible asset of US$14 million. (2002: US$16 million). The net impact of these items, after taking account

Back to Contents

of relevant tax assets of US$824 million (2002: US$335 million), would be to reduce the Group’s shareholders’ equity under US GAAP by US$1,951 million (2002: US$824 million).

Estimated pension costs for these plans computed under SFAS 87 are as follows:

	2003	2002	2001
	US$m	US$m	US$m
Components of net periodic benefit cost
Service cost	429	438	447
Interest cost	915	862	801
Expected return on plan assets	(992)	(885)	(862)
Amortisation of prior service cost	5	4	4
Amortisation of unrecognised net liability at 30 June 1992	6	6	6
Amortisation of recognised net actuarial loss/(gain)	74	14	(1)

Net periodic pension cost	437	439	395

The US GAAP pension cost of US$437 million (2002: US$439 million; 2001 US$395 million) compares with US$703 million for these plans under UK GAAP (2002: US$377 million; 2001: US$369 million) for the schemes included in the SFAS 87 calculation.

	2003	2002
	US$m	US$m
Change in projected benefit obligation
Projected benefit obligation as at 1 January	15,463	14,054
Service cost	429	438
Interest cost	915	862
Employee contributions	4	2
Net actuarial loss/(gain)	2,306	(600)
Acquisition of subsidiary	897	–
Plan amendment	6	1
Benefits paid	(714)	(565)
Exchange movements	1,779	1,271

Projected benefit obligation as at 31 December	21,085	15,463

Change in plan assets
Plan assets at fair value as at 1 January	11,786	12,097
Actual return on plan assets	2,399	(1,393)
Acquisition of subsidiary	832	–
Employer contributions	1,653	616
Employee contributions	4	2
Benefits paid	(714)	(565)
Exchange movements	1,384	1,029

Plan assets at fair value as at 31 December	17,344	11,786

Funded status	(3,741)	(3,677)
Unrecognised net obligation existing at 30 June 1992	–	7
Unrecognised net actuarial loss	3,558	2,291
Unrecognised prior service cost	42	22

Accrued pension cost	(141)	(1,357)
Additional minimum liability	(2,789)	(1,175)

	(2,930)	(2,532)

Amounts recognised under US GAAP
Prepaid benefit cost	833	538
Accrued benefit liability	(974)	(1,895)

Accrued pension cost	(141)	(1,357)

US GAAP adjustment
Accrued net pension cost under US GAAP	(141)	(1,357)
Additional minimum liability	(2,789)	(1,175)
Intangible asset	14	16
Amounts recognised for these schemes under UK GAAP	(206)	(6)

	(3,122)	(2,522)

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Plan asset valuations are as at 31 December.

In 2003, plans with an aggregate accumulated benefit obligation of US$17,332 million (2002: US$12,776 million) and assets with an aggregate fair value of US$13,739 (2002: US$9,743 million) had an accumulated benefit obligation in excess of plan assets.

Plans with an aggregate projected benefit obligation of US$17,841 million (2002: US$14,752 million) and assets with an aggregate fair value of US$13,739 million (2002: US$10,989 million) had a projected benefit obligation in excess of plan assets.

Plan assets are invested primarily in equities, fixed interest securities and property. Included within plan assets at 31 December 2003 are direct holdings of 760,690 shares in HSBC Holdings with a market value of US$12 million (2002: 689,485 shares; US$7 million).

The projected benefit obligations at 31 December 2003 and 2002 for HSBC’s main pension plans have been calculated using the following financial assumptions on a weighted average basis:

		2003	2002
		% per annum	% per annum

Discount rate	United Kingdom	5.5	5.6
	Hong Kong	5.5	5.5
	Jersey	5.5	5.6
	Brazil	11.3	10.25
	United States	6.25	6.75
	France	5.25	5.5
Return on assets	United Kingdom	7.1	7.3
	Hong Kong	6.0	8.0
	Jersey	6.8	6.9
	Brazil	11.3	–
	United States	8.4	9.5
	France	5.4	–
Rate of pay increase	United Kingdom	3.0	2.75
	Hong Kong	4.5	4.5
	Jersey	4.25	4.0
	Brazil	5.11	6.05
	United States	3.75	3.75
	France	3.5	3.5

In accordance with SFAS 132 (revised) ‘Employers’ Disclosures about Pensions and other Post-retirement Benefits’, the following disclosures are required in respect of HSBC’s UK (domestic) pension schemes, namely the HSBC Bank (UK) Pension Scheme and the HSBC International Staff Retirement Benefit Scheme:

Plan assets

	HSBC Bank (UK) Pension Scheme				HSBC International Staff Retirement Benefit Scheme

	Expected				Expected
	return on	Target	Percentage of plan		return on	Target	Percentage of plan
	assets	allocation	assets at 31 December		assets	allocation	assets at 31 December
	2004	2004	2003	2002	2004	2004	2003	2002

Asset category	%	%	%	%	%	%	%	%
Equity shares	8.5	56	56.2	61.3	8.5	50	51.3	57.7
Real estate	7.0	10	9.1	12.3	7.0	10	3.7	–
Debt securities	5.0	33	27.6	21.9	5.0	36	35.8	35.5
Other	4.0	1	7.1	4.5	4.0	4	9.2	6.8

Total	7.1	100	100.0	100.0	6.8	100	100.0	100.0

Back to Contents

UK domestic plan objectives

Defined Benefit Scheme

The Trustee’s long-term investment objectives are to:

• Limit the risk of the assets failing to meet the liability of the Scheme over the long-term; and
• Maximise returns consistent with an acceptable level of risk so as to control the long-term costs of the Defined Benefit Scheme.

The Trustee considers that the investment policy is consistent with meeting its overall long-term investment objectives. In pursuit of its long-term objectives, the Trustee establishes an overall benchmark for the allocation of the Defined Benefit Scheme assets between asset categories. In addition each permitted asset class has its own benchmarks, such as stock market or property valuation indices and desired levels of out performance where relevant. This is intended to be reviewed at least triennially within 18 months of the date at which the actual valuation is made, or more frequently if circumstances require it. The process involves an extensive asset and liability review.

The assumptions used to determine the projected benefit obligation of the UK domestic defined benefit plans at 31 December are as follows:

	HSBC Bank (UK)		HSBC International Staff
	Pension Scheme		Retirement Benefit Scheme

	2003	2002	2003	2002
	%	%	%	%

Discount rate	5.5	5.6	5.5	5.6
Rate of compensation increase	3.0	2.75	4.25	4.0
Inflation	2.5	2.25	2.5	2.25

HSBC determines discount rates in consultation with its actuary, based upon the current average yield of high quality (AA rated) debt instruments.

The accumulated benefit obligation in respect of the above UK domestic schemes was US$16,165 million (2002: US$11,774 million) for the HSBC Bank (UK) Pension Scheme and US$709 million (2002: US$611 million) for the HSBC International Staff Retirement Benefit Scheme.

The weighted average assumptions used in determining the net periodic cost for the year ended December 31 are as follows:

	HSBC Bank (UK)		HSBC International Staff
	Pension Scheme		Retirement Benefit Scheme

	2003	2002	2003	2002
	%	%	%	%

Discount rate	5.6	5.9	5.6	5.9
Rate of compensation increase	2.75	3.75	4.0	4.25
Expected return on plan assets	7.3	6.8	6.9	6.3

HSBC determines the expected return on plan assets, in consultation with its actuary based upon historical market returns, adjusted for additional factors such as the current rate of inflation and interest rates.

For the fiscal year 2004, HSBC expects to contribute US$254 million for the HSBC Bank (UK) Pension Scheme and US$24 million for the HSBC International Staff Retirement Benefit Scheme.

The measurement date for the UK domestic plans described above is 31 December 2003.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Post-retirement benefits

The components of post-retirement expense for HSBC’s principal schemes, which make up approximately 70 per cent of all HSBC’s schemes by benefit obligation, are as follows:

	2003	2002
	US$m	US$m
Components of net periodic post-retirement benefit cost
Service cost	5	2
Interest cost	27	19
Amortisation of transition obligation	12	12

Net periodic post-retirement benefit cost	44	33

For measurement purposes, the calculation assumes a 9.6 per cent annual rate of increase in the weighted average per capita cost of covered medical benefits. The measurement date for the plans is 31 December.

	2003	2002
	US$m	US$m
Change in projected benefit obligation
Projected benefit obligation as at 1 January	326	314
Service cost	5	2
Interest cost	27	19
Net actuarial (gain)	(5)	(20)
Acquisition of subsidiary	251	6
Benefits paid	(27)	(16)
Exchange and other movements	21	21

Projected benefit obligation as at 31 December	598	326

Funded status of plan
Funded status at 31 December	(598)	(326)
Unrecognised net actuarial loss	15	13
Unrecognised net transition obligation	45	57

Accrued post-retirement benefit obligation	(538)	(256)

Assumed health care cost trend rates have an effect on the amounts reported for health care plans. A one percentage point change in assumed health care cost trend rates would increase/(decrease) service and interest costs and the post-retirement benefit obligation as follows:

	One per cent	One per cent
	increase	decrease

	US$m	US$m

Effect on total of service and interest cost components	2.1	(2.0)
Effect on post-retirement benefit obligation	37.9	(35.5)

In accordance with US GAAP, the accounting for the post-retirement benefit charge assumed a discount rate of 5.3 per cent (2002: 5.6 per cent) for UK benefits and 6.09 per cent (2002: 6.58 per cent) for US benefits, on a weighted average basis. HSBC intends to contribute US$ 9.2 million to its principal UK post-retirement health care scheme in 2004. Further details of the UK post-retirement health care expenses under UK GAAP are given in Note 5.

In December 2003, the US Government enacted into law a new Medicare bill that provides prescription drug coverage to Medicare-eligible retirees. In its present form, HSBC’s US retiree medical plans provide prescription drugs to certain Medicare-eligible retirees. The results contained in these financial statements do not anticipate any changes to HSBC’s retiree medical plans in light of the Medicare legislation. HSBC is currently studying the impact of the new legislation and the resulting impact, if any, on its financial statements. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, may require HSBC to change previously reported information.

Back to Contents

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

The SFAS 123 charge for the fair value of options granted since 1 January 1997 is US$190 million (2002: US$240 million; 2001: US$316 million). The Executive Share Option Scheme, Group Share Option Plan, Savings-Related Share Option Plan and Restricted Share Plan fall within the scope of SFAS 123. The disclosures of options outstanding only relate to those granted from 1995 onwards. An analysis of the movement in the number and weighted average exercise price of options is set out below.

Executive Share Option Scheme

The Executive Share Option Scheme is a long-term incentive scheme available to certain HSBC employees with grants usually made each year. The aim of the plan is to align the interest of those employees assessed as higher performing to the creation of shareholder value. This is achieved by setting certain Total Shareholder Return targets which must normally be attained in order for the awards to vest. Options are granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions. No further grants will be made under the Scheme following the adoption of the Group Share Option Plan in 2000.

	2003		2002		2001

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	(000’s)		£(000’s)		£(000’s)	£
Outstanding at 1 January	79,645	6.68	102,710	6.60	109,424	6.56
Exercised in the year	(18,205)	6.50	(20,982)	6.26	(3,236)	5.34
Forfeited in the year	(1,827)	7.07	(2,083)	6.91	(3,478)	6.53

Outstanding at 31 December	59,613	6.73	79,645	6.68	102,710	6.60

The weighted average fair value of options as at the last date of grant during 2000 was US$5.26.

The number of options, weighted average exercise price and the weighted average remaining contractual life for options outstanding at the balance sheet date, analysed by exercise price range, are as follows:

	2003		2002		2001

Exercise price range (£)	2.17 – 6.00	6.01 – 7.87	2.17 – 6.00	6.01 – 7.87	2.17 – 6.00	6.01 – 7.87
Number (000’s)	1,882	57,731	3,094	76,551	4,116	98,594
Weighted average exercise price (£)	4.12	6.81	4.01	6.79	3.94	6.71
Weighted average remaining contractual life (years)	2.66	5.61	3.59	6.59	4.55	7.52
Of which exercisable:
Number (000’s)	1,882	57,731	3,094	47,344	4,116	3,170
Weighted average exercise price (£)	4.12	6.81	4.01	6.38	3.94	6.28

Group Share Option Plan

The Group Share Option Plan is a long-term incentive plan available to certain HSBC employees that was adopted by HSBC during 2000. The aim of the plan is to align the interest of those employees assessed as higher performing to the creation of shareholder value. This is achieved by setting certain Total Shareholder Return targets which must normally be attained in order for the awards to vest. Options are granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	2003		2002		2001

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	(000’s)		£(000’s)		£(000’s)	£
Outstanding at 1 January	106,164	8.55	50,825	8.72	455	9.64
Granted in the year	62,118	7.07	57,236	8.40	51,357	8.71
Exercised in the year	(2)	8.52	–	–	–	–
Forfeited in the year	(4,283)	8.19	(1,897)	8.62	(987)	8.72

Outstanding at 31 December	163,997	8.00	106,164	8.55	50,825	8.72

The weighted average fair value of options granted in the year as at the date of grant was US $3.13 (2002: US$2.33; 2001: US$3.39)

The number of options, weighted average exercise price, and the weighted average remaining contractual life for options outstanding at the balance sheet date, analysed by exercise price range, are set out below:

	2003		2002		2001

Exercise price range (£)	6.00 – 8.00	8.01 – 10.00	6.00 – 8.00	8.01 – 10.00	8.01 – 10.00
Number (000’s)	56,980	107,017	469	105,695	50,825
Weighted average exercise price (£)	6.91	8.57	7.46	8.55	8.72
Weighted average remaining contractual life (years)	9.33	7.66	9.66	8.83	9.30
Of which exercisable:
Number (000’s)	–	396	–	–	–
Weighted average exercise price (£) .	–	9.64	–	–	–

Savings-Related Share Option Plans

The Savings-Related Share Option Plans invite eligible employees to enter into savings contracts to save up to £250 per month, with the option to use the savings to acquire shares. The aim of the plan is to align the interests of all employees to the creation of shareholder value. The options are exercisable within six months following either the third or the fifth anniversary of the commencement of the savings contract depending on conditions set at grant. The exercise price is at a 20 per cent (2002: 20 per cent; 2001: 20 per cent) discount to the market value at the date of grant.

	2003		2002		2001

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	(000’s)		£(000’s)		£(000’s)	£
Outstanding at 1 January	121,520	5.97	130,450	5.76	121,312	5.25
Granted in the year	48,313	5.35	19,828	6.32	28,832	6.75
Exercised in the year	(14,630)	5.13	(16,455)	4.73	(12,601)	3.14
Forfeited in the year	(31,887)	6.29	(12,303)	5.90	(7,093)	5.82

Outstanding at 31 December	123,316	5.75	121,520	5.97	130,450	5.76

The maximum term of options granted in the year is 5 1/2 years from the date of grant (2002 and 2001: 5 1/2 years).

The weighted average fair value of options granted in the year as at the date of grant was US$3.09 (2002: US$3.58; 2001: US$3.68).

Back to Contents

The number of options, weighted average exercise price, and the weighted average remaining contractual life for options outstanding at the balance sheet date, analysed by exercise price range, are as follows:

	2003		2002		2001

Exercise price range (£)	1.81 – 4.00	4.01 – 6.75	1.81 – 4.00	4.01 – 6.75	1.81 – 4.00	4.01 – 6.52
Number (000’s)	891	122,425	2,382	119,138	3,411	127,039
Weighted average exercise price (£)	3.78	5.76	3.78	6.02	3.62	5.81
Weighted average remaining contractual life (years)	0.16	1.91	0.65	2.02	1.16	2.47
Of which exercisable:
Number (000’s)	891	264	–	312	999	–
Weighted average exercise price (£)	3.78	5.22	–	4.52	3.23	–

Calculation of fair values

Fair values of share options, measured at the date of grant of the option, are calculated using a model that is based on the underlying assumptions of the Black-Scholes model. The fair values calculated are inherently subjective and uncertain due to the assumptions made and the limitations of the model used. The significant weighted average assumptions used to estimate the fair value of the options granted in 2003 are as follows:

		3 year Savings-	5 year Savings-
	Group Share	Related Share	Related Share
	Option Plan	Option Schemes	Option Schemes

Risk-free interest rate (%)	4.7	4.1	4.3
Expected life (years)	5	3	5
Expected volatility (%)	30	30	30

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

	2003		2002		2001

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	(000’s)		€(000’s)		€(000’s)	€

Outstanding at 1 January	857	142.50	861	142.50	908	142.50
Exercised in the year	(1)	142.50	(4)	142.50	–	–
Forfeited in the year	–	–	–	–	(47)	142.50

Outstanding at 31 December	856	142.50	857	142.50	861	142.50

The weighted average remaining contractual life for options outstanding at the balance sheet date was 8 years.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)
Household

Options granted under Household’s own share option schemes prior to the announcement of the acquisition by HSBC in November 2002 vested upon acquisition by HSBC. Options granted after the announcement of the acquisition in November 2002 but prior to 28 March 2003, generally vest equally over 4 years and expire 10 years from the date of grant. Upon acquisition, Household share options previously granted were converted to share options over HSBC ordinary shares of US$0.50 each at a rate of 2.675 HSBC share options (the same ratio as the Exchange Offer for Household) for each Household share option.

Information with respect to share options granted under the former Household schemes is as follows:

	2003

		Weighted
		average
	Number	price
	(000’s)	US$
Household share options outstanding at 28 March 2003	19,180	37.20

Conversion to HSBC share options	51,306	13.90
Exercised in the year	(4,750)	5.00
Forfeited in the year	(1,362)	16.49

Outstanding at end of year	45,194	14.76

Of which exercisable	39,743	15.32

The weighted average contractual life for options outstanding at the balance sheet date is disclosed in the table below:

	Options outstanding			Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
	Number	remaining life	exercise price	Number	exercise price
	(000’s)	years	US$	(000’s)	US$
Range of exercise prices
$ 4.01– $ 5.00	255	0.68	4.17	255	4.17
$ 5.01– $10.00	4,943	1.98	6.92	4,943	6.92
$10.01– $12.50	10,166	7.22	10.87	4,715	11.11
$12.51– $15.00	9,565	4.46	14.11	9,565	14.11
$15.01– $17.50	6,234	5.65	16.95	6,234	16.95
$17.51– $20.00	6,460	6.85	18.41	6,460	18.41
$20.01– $25.00	7,571	7.87	21.37	7,571	21.37

	45,194			39,743

Back to Contents
Restricted Share Plan

Conditional awards under the Restricted Share Plan

Conditional awards under the Restricted Share Plan have been in operation since 1996. The aim of the plan is to align the interests of executives to the creation of shareholder value. This is achieved by setting certain Total Shareholder Return targets which must normally be attained in order for the awards to vest.

	2003	2002	2001
	Number	Number	Number
	(000’s)	(000’s)	(000’s)

Outstanding at 1 January	9,540	6,197	4,092
Additions during the year	5,074	3,667	2,564
Released in the year	(945)	(261)	(210)
Forfeited in the year	–	(63)	(249)

Outstanding at 31December	13,669	9,540	6,197

The weighted average purchase price for shares purchased by HSBC for conditional awards under the Restricted Share Plan in 2003 was US$10.89 (2002: US$12.08; 2001: US$13.37).

The weighted average remaining vesting period as at 31 December 2003 was 2.82 years (2002: 2.98 years; 2001: 3.29 years).

The 2004 conditional awards made to Executive Directors and certain other senior employees from the Restricted Share Plan in respect of 2003, will have an aggregate value at the date of award of US$31.6 million (2003 awards in respect of 2002: US$18.4 million).

Other awards made under the Restricted Share Plan

Other awards are made under the Restricted Share Plan as part deferral of annual bonus. Awards are also made for recruitment and retention purposes. The awards generally vest from one to three years from the date of award.

	2003	2002	2001
	Number	Number	Number
	(000’s)	(000’s)	(000’s)

Outstanding at 1 January	36,172	29,049	19,363
Additions during the year	20,974	21,292	17,109
Released in the year	(13,993)	(12,262)	(5,389)
Forfeited in the year	–	(1,907)	(2,034)

Outstanding at 31 December	43,153	36,172	29,049

The weighted average purchase price for shares purchased by HSBC for other awards under the Restricted Share Plan in 2003 was US$11.39 (2002: US$12.04; 2001: US$13.29).

The weighted average remaining vesting period as at 31 December 2003 was 1.23 years (2002: 1.41 years; 2001: 1.25 years).

(e)	Goodwill

Goodwill arises on the acquisition of subsidiary or associated undertakings when the cost of acquisition exceeds the fair value of HSBC’s share of separable net assets acquired.

Under UK GAAP, for acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet in ‘Intangible assets’ in respect of subsidiary undertakings, in ‘Interests in associates’ in respect of associates and in ‘Interests in joint ventures’ in respect of joint ventures. Capitalised goodwill is amortised over its estimated life on a straight-line basis. For acquisitions prior to 1 January 1998, goodwill was charged against reserves in the year of acquisition.

Under US GAAP, goodwill on acquisitions made before 1 July 2001, including those made before 1 January 1998, would have been capitalised and amortised over its useful economic life. Goodwill on acquisitions made after 1 July 2001 is capitalised but not amortised, and is subject to annual impairment testing. Goodwill on

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

acquisitions made before 1 July 2001 ceased to be amortised on 1 January 2002 and is subject to annual impairment testing.

At 31 December 2003, the cost of goodwill acquired on subsidiary undertakings on a US GAAP basis was US$33,581 million (2002: US$23,613 million; 2001: US$19,972 million) and accumulated amortisation of goodwill was US$4,016 million (2002: US$3,630 million; 2001: US$3,305 million).

The main reason for the increase of US GAAP goodwill was due to the acquisition of Household. The US GAAP fair value table on this acquisition is presented in Note 50(a).

The following table shows changes in the carrying value of goodwill on subsidiary undertakings during the year:

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January 2003	14,901	18	380	4,552	132	19,983
Additions	492	–	38	6,353	287	7,170
Exchange and other movements	2,584	–	11	(220)	37	2,412

At 31 December 2003	17,977	18	429	10,685	456	29,565

The following table presents US GAAP reported net income for comparative periods reconciled to net income adjusted as if the provisions of SFAS 142 had been applied to those previous periods:

	2003	2002	2001
	US$m	US$m	US$m
Net income
Reported net income	7,231	4,900	4,911
Add back: goodwill amortisation	–	–	1,316

Adjusted net income	7,231	4,900	6,227

Basic earnings per share
Reported basic earnings per share	0.69	0.52	0.53
Add back: goodwill amortisation	–	–	0.14

Adjusted basic earnings per share	0.69	0.52	0.67

Diluted earnings per share
Reported diluted earnings per share	0.69	0.52	0.53
Add back: goodwill amortisation	–	–	0.14

Adjusted diluted earnings per share	0.69	0.52	0.67

(f)	Intangible assets

The following intangible assets were recognised under US GAAP:

	2003	2002
	US$m	US$m

Balance brought forward at 1 January	620	343
Additions	419	187
On acquisition of subsidiaries	3,158	223
Amortisation charge	(462)	(77)
Provision for impairment	(27)	(56)
Exchange and other movements	(5)	–

Balance carried forward at 31 December	3,703	620

Back to Contents

Provision for impairment relates to the write-down of mortgage servicing rights, as a low interest rate environment has encouraged consumers to refinance mortgages at a faster rate than initially expected.,

	Weighted	At 31 December 2003
	average
	amortisation		Accumulated	Carrying
	period	Cost	amortisation	value
	Months	US$m	US$m	US$m

Intangible assets subject to amortisation
Purchased credit card relationships and related programmes	80	1,516	(145)	1,371
Retail Services merchant relationship	60	277	(42)	235
Other loan related relationships	115	326	(34)	292
Mortgage servicing rights	60	684	(185)	499
Technology, customer lists and other contracts	71	289	(30)	259
Core deposit relationships	240	207	(52)	155
Other	60	22	–	22

	87	3,321	(488)	2,833
Intangible assets not subject to amortisation
Trade name		870	–	870

		4,191	(488)	3,703

The intangible asset amortisation expense for the next five years is estimated to be:

	2004	2005	2006	2007	2008
	US$m	US$m	US$m	US$m	US$m
Amortisation charge	491	445	414	382	274

Mortgage servicing rights are included in the UK GAAP balance sheet as ‘Other assets’ and related amortisation and provisions for impairment are included as a reduction of other operating income. The remaining intangibles not recognised under UK GAAP were acquired as part of business combinations and the US GAAP amortisation charge is included in ‘Purchase accounting adjustments’ (see (h) below).

(g)	Internal software costs

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

hsbc.com, Inc., has been engaged in development activities to provide a global website and web hosting services to HSBC companies. A provision of US$43 million was made in 2003 (2002: US$35 million; 2001: US$50 million) for impairment against the US GAAP capitalised amount of development costs. At 31 December 2003, capitalised amounts in respect of hsbc.com, Inc., totalled US$150 million (2002: US$144 million; 2001: nil).

(h)	Purchase accounting adjustments

The reconciling ‘Purchase accounting adjustments’ predominantly reflect:

• the measurement of equity consideration at the date the terms of acquisition are agreed and announced under US GAAP; under UK GAAP equity consideration is measured at the date of acquisition;

• the recognition of a greater number of intangibles under US GAAP on acquisitions, and, consequently, higher amortisation charge;

• recognition of deferred tax on all fair value adjustment under US GAAP, and corresponding amortisation post-acquisition;

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

• non-recognition of residual interests in securitisation vehicles existing at acquisition under UK GAAP. Instead, the assets and liabilities of the securitisation vehicles are recognised on the UK GAAP balance sheet, and credit provisions are established against the loans and advances. This GAAP adjustment existing at acquisition unwinds over the life of the securitisation vehicles; and

• certain costs which under UK GAAP, relate to either post-acquisition management decisions or certain decisions made prior to the acquisition are required to be expensed to the post acquisition profit and loss account and cannot be capitalised as goodwill, or included within the fair value of the liabilities of the acquired entity.

(i)	Accruals accounted derivatives

Under UK GAAP, internal derivatives used to hedge banking book transactions may be accruals accounted but, under US GAAP, all derivatives are held at fair value. With the exception of certain subsidiaries in North America, HSBC has not elected to satisfy the more prescriptive hedge documentation requirements of SFAS 133 in respect of external derivative contracts. Internal derivative contracts are not recognised for hedge accounting purposes under US GAAP.

Fair value hedges

At 1 January 2001 contracts which had previously qualified as fair value hedges under US GAAP were marked to market with a corresponding revaluation of the hedged item. There was no material ineffectiveness of these hedges and therefore no adjustment was required to US GAAP reported income.

HSBC’s North American operating subsidiaries designate certain derivative financial instruments as qualifying SFAS 133 fair value hedges of certain fixed rate assets and liabilities. Where the critical terms of the hedge instrument are identical at the hedge inception date, the short-cut method of accounting is utilised for these hedging relationships. As a result, no retrospective or prospective assessment of effectiveness is required and no hedge ineffectiveness is recognised.

For a small number of fair value hedges of fixed rate liabilities, the short-cut method of accounting cannot be utilised. Ineffectiveness of such fair value hedges recognised in US GAAP reported net income was a loss of US$0.4 million (2002: nil; 2001: nil).

Additionally, since 2002, HSBC’s US mortgage bank has hedged fixed rate closed residential mortgage loans held for sale with forward sale commitments. In order to satisfy the retrospective and prospective assessment of effectiveness for SFAS 133, the cumulative dollar offset method is utilised. Ineffectiveness is recognised in the income statement on a monthly basis. Ineffectiveness on these hedging activities recognised in US GAAP reported net income was a gain of US$0.2 million (2002: gain of US$7.6 million; 2001: nil).

Cash flow hedges

There were no significant contracts at 1 January 2001 which had previously qualified as cash flow hedges under US GAAP.

HSBC’s North American operating subsidiaries designate certain derivative financial instruments, including interest rate swaps and future contracts, as qualifying FAS 133 cash flow hedges of the forecast repricing of certain deposit liabilities, issues of debt and variable rate commercial loans. In order to initially qualify, assessment of hedge effectiveness is demonstrated on a prospective basis utilising both statistical regression analysis and the cumulative dollar offset method. In order to satisfy the retrospective assessment of effectiveness for FAS 133, the cumulative dollar offset method is utilised and ineffectiveness is recognised in the income statement on a monthly basis. The time value component of the derivative contracts is excluded from the assessment of hedge effectiveness.

Ineffectiveness of cash flow hedging activities recognised in US GAAP reported net income was a gain of US$3.6 million (2002: gain of US$12.7 million; 2001: gain of US$8.5 million). The adjustment to US GAAP reported equity of such hedges at 31 December 2003 was to increase equity by US$409 million (2002: increase in equity US$42 million).

Back to Contents

Trading derivatives

All other UK GAAP hedging derivatives have been marked to market for US GAAP purposes with the gain or loss recognised in net income for the period. This has given rise to the increase in US reported net income of US$613 million (2002: US$221 million; 2001: US$280 million). The principal impact of applying SFAS 133 is to reduce other assets by US$6,545 million (2002: US$3,114 million) and reduce other liabilities by US$7,491 million (2002: US$3,896 million). Under UK GAAP, internal derivatives used to hedge banking book transactions may be accruals accounted but, under US GAAP, all derivatives are held at fair value.

(j)	Foreign exchange gains on available-for-sale securities

Within individual legal entities HSBC holds securities in a number of different currencies which are classified as available-for-sale. For example, within the private bank in Switzerland, which has the US dollar as its reporting currency, the Group holds euro-denominated bonds which are funded in euros and Swiss franc securities funded in Swiss francs. No foreign exchange exposure arises from this because, although the value of the assets in US dollar terms changes according to the exchange rate, there is an identical offsetting change in the US dollar value of the related funding. Under UK GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange dealing profits. This reflects the economic substance of holding currency assets financed by currency liabilities.

However, under US accounting rules, the change in value of the investments classified as available-for-sale is taken directly to reserves whereas the offsetting change in US dollar terms of the borrowing is taken to earnings. This leads to an accounting result which does not reflect either the underlying risk position or the economics of the transactions. It is also a situation that will reverse on maturity of the asset or earlier sale.

A similar difference arises where foreign currency exposure on foreign currency assets is covered using forward contracts, but where HSBC does not manage these hedges to conform with the detailed US hedge designation requirements.

The result of this is that for 2003, US GAAP profits were reduced by US$2,283 million (2002: reduced by US$2,197 million) compared to UK GAAP profits. However, this adjustment will reverse in future periods. There is no difference in shareholders’ equity between UK GAAP and US GAAP as a result of this item.

The 2003 adjustment is similar to 2002, reflecting a weakening of the US dollar against the principal currencies in which HSBC holds ‘available-for-sale’ securities. These principal currencies appreciated by a further 10 to 17 per cent during 2003, in addition to a similar increase during 2002.

(k)	Investment securities

Under UK GAAP, debt securities and equity shares intended to be held on a continuing basis are classified as investment securities and are included in the balance sheet at cost less provision for any permanent diminution in value. Other participating interests are accounted for on the same basis. Where dated investment securities have been purchased at a premium or discount, these premiums and discounts are amortised through the profit and loss account over the period from the date of purchase to the date of maturity and included in ‘interest income’. These securities are included in the balance sheet at cost adjusted for the amortisation of premium and discounts arising on acquisition. Any gain or loss on realisation of these securities is recognised in the profit and loss account as it arises and included in ‘Gains on disposal of investments’.

Other debt securities and equity shares are included in the balance sheet at market value. Changes in the market value of such assets are recognised in the profit and loss account as ‘Dealing profits’ as they arise. Debt securities and listed equity shares acquired in exchange for advances in order to achieve an orderly realisation, continue to be reported as advances under UK GAAP.

Under SFAS 115 ‘Accounting for certain investments in debt and equity securities’, all the above debt securities and equity shares, with the exception of equity investments without a readily determinable market value, are classified and disclosed within one of the following three categories: held-to-maturity; available-for-sale; or

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

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

Under US GAAP, HSBC’s investment securities, other participating interests and debt securities and equity shares with a readily determinable market value acquired in exchange for advances are classified as available-for-sale securities, except for certain securities held by Republic New York Corporation at acquisition, which were classified as held-to-maturity. All other debt and equity shares are categorised as trading securities.

The US GAAP book and market values of these debt securities and equity shares with a readily determinable market value are analysed as follows:

	2003		2002

	Book	Market	Book	Market
	value	valuation	value	valuation
	US$m	US$m	US$m	US$m

Trading	86,887	86,887	76,424	76,424
Available-for-sale	146,934	146,934	120,468	120,468
Held-to-maturity	4,512	4,648	4,648	4,905

The US GAAP amortised cost of ‘available-for-sale’ investment securities subject to the provisions of SFAS 115 is US$144,807 million (2002: US$118,325 million).

During the year, excluding the effects of foreign exchange, US$376 million (2002: US$1,229 million; 2001: US$442 million) of net unrealised gains on available-for-sale securities were included in Other Comprehensive Income (‘OCI’). US$401 million (2002: US$393 million; 2001: US$442 million) of net gains were reclassified out of OCI and recognised as part of income for the year.

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

During 2003, HSBC recorded net losses under US GAAP of US$24 million (2002: US$308 million; 2001 US$104 million) in respect of impairments of available-for-sale securities which were considered to be other than temporary. These losses were treated as realised items and included in net income.

Trading assets

The following table provides an analysis of trading assets, which are valued at market value and the net gains/(losses) resulting from trading activities:

	2003		2002

	Market	Gains/	Market	Gains/
	valuation	(losses)	valuation	(losses)
	US$m	US$m	US$m	US$m

US Treasury and Government agencies	7,079	115	6,722	194
UK Government	1,969	12	2,959	18
Hong Kong Government	4,284	(1)	4,744	15
Other government	24,684	127	18,457	83
Asset-backed securities	2,476	1	2,859	(7)
Corporate debt and other securities	38,906	(3)	37,303	(228)
Equities	7,489	43	3,380	(56)

	86,887	294	76,424	19

Back to Contents

Trading assets are marked to market and all gains and losses are deemed realised.

Available-for-sale

The following table provides an analysis of available-for-sale securities under US GAAP. The principal impact of the adjustment described below is to increase the carrying value of investment securities under US GAAP by US$2,053 million in 2003 (2002: US$2,047 million):

			Gross	Tax and	Net
	Book	Market	SFAS 115	minority	SFAS 115
	value	Valuation	adjustment	interests	adjustment
	US$m	US$m	US$m	US$m	US$m

At 31 December 2003
Investment securities (excluding
investments with no readily
determinable market value)	143,929	145,956	2,027	(621)	1,406
Other participating interests	690	764	74	(17)	57
Brady bonds	180	178	(2)	1	(1)
Other debt securities and equity
shares acquired in exchange for
advances	8	36	28	(8)	20

Securities available-for-sale at
31 December 2003	144,807	146,934	2,127	(645)	1,482
Securities available-for-sale at
31 December 2002	118,325	120,468	2,143	(618)	1,525

Movement in the year ended
31 December 2003			(16)	(27)	(43)

The book value above includes securities denominated in foreign currencies which have been translated at closing rates. Foreign exchange movements between historic rates and closing rates are reflected in Other Comprehensive Income

Unrealised losses on investment securities

The following investment securities, that have unrealised losses at 31 December 2003, are not considered ‘Other-than-temporary’ impaired under US GAAP:

	Period investment has been in an unrealised loss position

			Greater than or equal to
	Less than one year		one year		Total

		Unrealised		Unrealised		Unrealised
	Fair value	losses	Fair value	losses	Fair value	losses
	US$m	US$m	US$m	US$m	US$m	US$m

US Treasury and
Government agencies	6,841	(191)	387	(5)	7,228	(196)
UK Government	551	(1)	–	–	551	(1)
Hong Kong Government	4	–	–	–	4	–
Other government	5,366	(29)	461	(4)	5,827	(33)
Asset-backed securities	655	(7)	629	(1)	1,284	(8)
Corporate debt and
other securities	15,718	(97)	2,475	(15)	18,193	(112)

Debt securities	29,135	(325)	3,952	(25)	33,087	(350)
Equity shares	474	–	90	(10)	564	(10)

Total	29,609	(325)	4,042	(35)	33,651	(360)

Under US GAAP, 1,749 debt security investments and 55 investments in equity shares had unrealised losses at 31 December 2003.

Under US GAAP, HSBC recognises an ‘Other-than-temporary’ impairment in the income statement for any investment security whose market value has been significantly below its carrying value for a period exceeding

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

six months. The only exception to this policy is in respect of debt securities where their decline in market value is due solely to an increase in underlying rates of interest and where HSBC has the ability to hold these securities until maturity. None of the securities disclosed in the table above are considered ‘Other-than-temporarily’ impaired at 31 December 2003.

(l)	Foreign exchange losses on Argentine funding

The mandatory and asymmetrical conversion of onshore US dollar denominated assets and liabilities in Argentina (‘pesification’) caused significant erosion of the capital base of HSBC Argentina, in part because of the asymmetry of the conversion and in part through the creation of a structural foreign exchange mismatch to the extent of residual external US dollar liabilities which were no longer matched with US dollar assets. HSBC recognised these losses through its income statement in 2001; these amounted to US$520 million.

Following pesification, HSBC Argentina’s balance sheet primarily reflected Argentine peso assets more than fully funded by Argentine peso liabilities and this represents HSBC’s ongoing business in Argentina. On top of this HSBC Argentina had residual external US dollar liabilities which essentially represented a portion of the loss recognised in 2001.

Under UK GAAP these US dollar liabilities, as they were no longer funding the ongoing business, were treated as a separate operation with the US dollar as the unit of account. These liabilities were settled as they fell due by the Group outside Argentina. As HSBC prepares its accounts in US dollars no further translation effect arose.

Under US GAAP this accounting treatment was not possible and the US dollar liabilities were treated as part of the Argentine operation which accounts in Argentine pesos. As a result, when the Argentine peso weakened the US dollar denominated liabilities generated a substantial loss in Argentine pesos which was reflected in US GAAP income. However, as HSBC accounts in US dollars and economically there was no change in the amount of US dollars owing, an exactly offsetting gain was reflected in the US GAAP accounts in shareholders’ equity.

(m)	Taxation

The components of the net deferred tax liability calculated under SFAS 109 ‘Accounting for Income Taxes’, are as follows:
	2003	2002
	US$m	US$m
Deferred tax liabilities
Leasing transactions	1,587	1,247
Capital allowances	293	73
Provision for additional UK tax on overseas dividends	61	44
Reconciling items	2,417	1,060
Other	1,076	460

Total deferred tax liabilities	5,434	2,884

Deferred tax assets
Provisions for bad and doubtful debts	3,122	1,259
Tax losses	972	908
Reconciling items	2,273	1,316
Other	1,332	661

Total deferred tax assets before valuation allowance	7,699	4,144
Less: valuation allowance	(964)	(868)

Deferred tax assets less valuation allowance	6,735	3,276

Net deferred tax (asset) under SFAS 109	(1,301)	(392)

Included within ‘other assets’ under US GAAP	(2,669)	(2,585)
Included within ‘deferred tax liabilities’ under US GAAP	1,368	2,193

The valuation allowance against deferred tax assets principally relates to trading and capital losses carried forward, which have not been recognised due to uncertainty over their utilisation. A valuation allowance is

Back to Contents

established to reduce deferred tax assets if, based on available evidence, it is considered more likely than not that any of the deferred tax assets will not be realised.

At 31 December 2003, HSBC has recognised deferred tax assets in respect of tax losses (net of valuation allowances) totalling US$231 million (2002: US$179 million), of which, US$49 million (2002: US$63 million) expire within two to five years and US$182 million (2002: US$116 million) expire in 5 years or more.

(n)	Loans and advances

SFAS 114 ‘Accounting by creditors for impairment of a loan’ as amended by SFAS 118 ‘Accounting by creditors for impairment of a loan – income recognition and disclosures’ is effective for accounting periods beginning after 15 December 1994. SFAS 114 addresses accounting by creditors for impairment of a loan by specifying how allowances for credit losses for certain loans should be determined. A loan is impaired when it is probable that the creditor will be unable to collect all amounts in accordance with the contractual terms of the loan agreement. Impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective rate or, as an expedient, at the fair value of the loan’s collateral. Leases, smaller-balance homogeneous loans and debt securities are excluded from the scope of SFAS 114.

At 31 December 2003, HSBC estimated that the difference between the carrying value of its loan portfolio on the basis of SFAS 114 and its value in HSBC’s UK GAAP financial statements was such that no adjustment to net income or shareholders’ equity was required.

Impaired loans are those reported by HSBC as non-performing. The value of such loans at 31 December 2003 was US$15,074 million (2002: US$10,520 million). Of this total, loans which were included within the scope of SFAS 114 and for which a provision has been established amounted to US$8,810 million (2002: US$8,294 million). The impairment reserve in respect of these loans estimated in accordance with the provisions of SFAS 114 was US$4,709 million (2002: US$4,868 million). During the year ended 31 December 2003, impaired loans, including those excluded from SFAS 114, averaged US$12,215 million (2002: US$9,153 million) and interest income recognised on these loans was US$230 million (2002: US$258 million; 2001: US$261 million).

(o)	Fair value of financial instruments

SFAS 107 ‘Disclosures about fair value of financial instruments’ requires disclosure of the estimated fair values of certain financial instruments, both on-balance-sheet and off-balance-sheet, where it is practicable to do so.

Where possible, fair values have been estimated using market prices for the financial instruments. Where market prices are not available, fair values have been estimated using quoted prices for financial instruments with similar characteristics, or otherwise using a suitable valuation technique where practicable to do so. The fair value information presented represents HSBC’s best estimate of these values and may be subject to certain assumptions and limitations.

The fair values presented in the table on page 359 are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement dates. In many cases, the estimated fair values could not be realised immediately and accordingly do not represent the value of these financial instruments to HSBC as a going concern.

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

Financial instruments for which fair value is equal to carrying value

The following table lists those financial instruments, within the scope of SFAS 107, where carrying value is an

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

approximation of fair value because they are either (i) carried at market value or (ii) short term in nature or reprice frequently. By definition, the fair value of trading account assets and liabilities, including derivative instruments, equals carrying value. Carrying values of these instruments are presented on the balance sheets and related notes on pages 234 to 366.

Assets	Liabilities
Cash and balances at central banks	Deposits by banks repayable on demand or that mature / reprice within six months
Items in the course of collection	Customer accounts repayable on demand or that mature / reprice within six months
Hong Kong Government certificates of indebtedness	Hong Kong Government currency notes in circulation
Trading debt securities and equity shares	Short positions in treasury bills, debt securities and equity shares
Treasury bills and other eligible bills	Items in the course of transmission
Other assets	Other liabilities
Prepayments and accrued income	Accruals and deferred income
Off-balance-sheet trading instruments	Provisions for liabilities and charges
Off-balance-sheet trading instruments

In addition, the fair value of non-derivative off balance sheet financial instruments is the same as their carrying value under US GAAP.

Other financial instruments

The fair value of other financial instruments within the scope of SFAS 107 is set out in the table below. The valuation technique adopted for each major category is discussed below:

(i)	Loans and advances to banks and customers

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

The fair value for conforming residential mortgages may be treated differently where there is an established market value for asset-backed securities, such as in the United States. In such situations, the fair value is estimated by reference to quoted market prices for loans with similar characteristics and maturities.

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

(ii)	Debt securities and equity shares held for investment purposes, and other participating interests

Listed investment securities are valued at middle market prices and unlisted investment securities at management’s valuation which takes into consideration future earnings streams, valuations of equivalent quoted securities and other relevant techniques.

(iii)	Deposits by banks and customer accounts

Deposits by banks and customer accounts which mature or reprice after six months are grouped by residual maturity. Fair value is estimated using discounted cash flows, applying either market rates, where applicable, or current rates offered for deposits of similar remaining maturities.

(iv)	Debt securities in issue and subordinated liabilities

Fair value is estimated using quoted market prices at the balance sheet date.

Back to Contents

	The following table presents the carrying value and fair value for those financial instruments whose fair value is derived using these various estimation techniques:

		2003		2002

		Carrying	Fair	Carrying	Fair
		value	value	value	value
		US$m	US$m	US$m	US$m
	Assets
	Loans and advances to banks and customers	622,325	624,969	447,840	449,968
	Debt securities – non-trading	130,922	132,594	107,900	109,897
	Equity shares – non-trading	5,304	6,217	4,207	4,757
	Other participating interests	690	764	651	747

	Liabilities
	Deposits by banks and customer accounts	643,558	643,611	548,371	548,302
	Debt securities in issue	127,555	128,359	34,965	35,297
	Subordinated liabilities	25,462	26,889	18,371	19,613
	Non-equity minority interests	4,604	4,600	4,431	4,420

	The fair value of derivative financial instruments is the same as their carrying value under US GAAP.

(p)	Earnings per share

	Basic earnings per share under US GAAP, SFAS 128 ‘Earnings per share’, is calculated by dividing net income of US$7,231 million (2002: US$4,900 million; 2001: US$4,911 million) by the weighted average number of ordinary shares in issue in 2003 of 10,429 million (2002: 9,339 million; 2001: 9,237 million).

	Diluted earnings per share under US GAAP is calculated by dividing net income, which requires no adjustment for the effects of dilutive ordinary potential shares, by the weighted average number of shares outstanding plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares in 2003 of 10,547 million (2002: 9,436 million; 2001: 9,336 million).

(q)	Variable interest entities

	Application of FIN 46

	In January 2003, the FASB issued FIN 46. FIN 46R, a modified version of FIN 46, was issued in December 2003. FIN 46R addresses certain implementation issues that arose under FIN 46 and changes some of the criteria used to determine whether HSBC is the primary beneficiary of an entity. HSBC has applied FIN 46R to its assessment of certain entities where the impact of the modifications in FIN 46R is known. However, HSBC is still assessing the impact of FIN 46R on other entities, and will fully adopt FIN 46R in 2004. FIN 46 requires consolidation of VIEs in which HSBC is the primary beneficiary and disclosures in respect of all other VIEs in which HSBC has a significant variable interest.

	HSBC fully implemented FIN 46 or FIN 46R for VIEs created or acquired after 31 January 2003 but implemented the transitional provisions of FIN 46 and FIN 46R for VIEs existing at that date. To comply with the transitional provisions of FIN 46 and FIN 46R, HSBC has evaluated its structures existing at 31 December 2003 to determine whether it is reasonably likely that HSBC would be required to consolidate or disclose information about each VIE’s nature, purpose, size and activities, together with HSBC’s maximum exposure to loss. HSBC is also required to disclose the anticipated effect of full adoption of FIN 46R on its financial statements.

	Nature, purpose and activities of VIEs with which HSBC is involved

	HSBC makes limited use of VIE structures in its business and principally engages in these transactions to facilitate client needs. HSBC also uses VIE structures in some instances to obtain funding for its operations, or for investment purposes. The use by HSBC of a VIE structure in a business transaction is thus commercially driven. Utilisation of a VIE occurs after careful consideration has been given to the most appropriate structure

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

needed to achieve HSBC’s control and risk allocation objectives and to ensure the most efficient structure from a taxation and regulatory perspective.

Business activities within HSBC where VIEs are utilised primarily include asset-backed commercial paper conduit activity, securitisation, public and private sector infrastructure related projects and funds, investment funds, and capital funding transactions.

Under UK GAAP, HSBC consolidates entities in which it has a controlling financial interest. As UK GAAP normally requires a risks and rewards approach to consolidation, HSBC’s interests in entities deemed to be VIEs may result in differences in accounting and disclosure treatment under US GAAP.

VIEs existing on 31 January 2003 where HSBC is the primary beneficiary

Under US GAAP, HSBC will be required to consolidate VIEs existing at 31 January 2003, where it is the primary beneficiary, with effect from 1 January 2004.

At 31 December 2003, the aggregate size of such VIEs was as follows:

Total
assets
Activity	US$m

Asset-backed commercial paper conduits	7,307
Securitisation vehicles	123
Infrastructure projects and funds	1,252
Investment funds	34

8,716

The third party liabilities of these entities are supported by the collateral held by the issuing VIEs. The total liabilities of these entities are not significantly different from their total assets.

Under UK GAAP, HSBC currently consolidates certain of the commercial paper conduits (with total assets and liabilities of US$3,375 million at 31 December 2003) and the securitisation vehicles.

VIEs existing on 31 January 2003 where HSBC is not the primary beneficiary

At 31 December 2003, HSBC has significant involvement with the following types of VIEs where it is not the primary beneficiary:

		HSBC
		maximum
		exposure
	Size	to loss
Activity	US$m	US$m

Asset-backed commercial paper conduits	253	25
Securitisation vehicles	3,748	820
Infrastructure projects and funds	4,443	991
Low income housing tax credit partnerships	1,336	158
Guaranteed pension funds	2,381	–	[1]
Capital funding vehicles	4,694	23
Government debt restructuring programs	2,656	379
Other	408	139

	19,919	2,535

1	Guaranteed pension funds require HSBC to contribute to a fund's assets if the fund under-performs the market return by a certain percentage. HSBC, as pension fund administrator, is required to invest within certain guidelines and the likelihood of HSBC being in a position where it is required to make up any such shortfall is considered remote. It is not possible to quantify meaningfully the maximum loss for such products with any degree of certainty since any payout is dependent on the performance of other pension funds in the market.

In addition to the above, HSBC also holds interests or is involved as a manager, trustee, or sponsor of investment funds that are considered VIEs. In such funds, HSBC provides similar services and receives similar, market-based remuneration as it does for investment funds that are not considered VIEs. HSBC maintains a

Back to Contents

nominal equity stake in some of these funds, but the majority of the expected losses and expected residual returns of these funds are absorbed or received by the funds’ other investors. In certain other instances, HSBC’s involvement in the funds is limited to that of an equity investor with a minority stake that does not cause HSBC to absorb or receive the majority of the funds’ expected losses or expected residual returns.

In respect of commercial paper conduits and securitisation vehicles, HSBC’s exposure to loss generally arises through back-up liquidity facility commitments. In respect of infrastructure projects, HSBC’s exposure to loss generally arises through on-balance sheet financing of these projects. In respect of investment funds, HSBC’s exposure to loss primarily reflects ‘seed capital’ investments in these funds. In respect of low income housing tax credit partnerships, HSBC’s exposure to loss arises from the amount it is committed to invest in the limited partnerships. In respect of the capital funding vehicles, HSBC’s exposure to loss represents its equity investment in the trust vehicles. In respect of government debt restructuring programs, HSBC’s exposure to loss represents its net investment in the program.

Under UK GAAP, HSBC does not consolidate the above VIEs, except for the capital funding vehicles (including trust preferred securities). Under US GAAP, HSBC will be required to deconsolidate these vehicles with effect from 1 January 2004 which will result in non-equity minority interests being reclassified as subordinated liabilities.

VIEs created or acquired after 31 January 2003

HSBC has fully applied the provisions of FIN 46 or FIN 46R for entities created or acquired after 31 January 2003, including all VIEs held by Household, as follows:

VIEs where HSBC is the primary beneficiary	Total
assets
Activity	US$m

Asset-backed commercial paper conduits	10
Investment funds	84

94

There was no significant impact on US GAAP net income for the year ended 31 December 2003 as a result of consolidating the above VIEs. Under UK GAAP, HSBC does not consolidate the above VIEs. Investment funds have been consolidated for US GAAP where it is known HSBC is the primary beneficiary.

VIEs where HSBC is not the primary beneficiary		HSBC’s
		maximum
		exposure
Activity	Size	to loss
	US$m	US$m

Asset-backed commercial paper conduits	3,225	3,215
Low income housing tax credit partnerships	643	476
Capital funding vehicles	5,269	30
Other	700	15

	9,837	3,736

HSBC’s involvement in investment funds created or acquired after 31 January 2003, is similar to its involvement with other investment funds as noted above.

Under UK GAAP, HSBC does not consolidate the above VIEs, except for capital funding vehicles (including trust preferred securities).

HSBC revised the structure of one existing commercial paper conduit, which continues not to be consolidated under UK and US GAAP, as HSBC will not absorb the majority of expected losses for this entity.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

(r)	Consolidated cash flow statement

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

FRS 1 (Revised) defines ‘Cash’ as ‘Cash and balances at central banks’ and ‘Advances to banks payable on demand’. Under US GAAP, ‘Cash equivalents’ are defined as ‘Short-term highly liquid investments’ that are both:

– convertible to known amounts of cash; and

– so near their maturity that they present insignificant risk of changes in value because of fluctuations in interest rates.

The other principal differences between US and UK GAAP are in respect of classification. Under UK GAAP, HSBC presents its cash flows by: (a) Operating activities; (b) Dividends received from associates; (c) Returns on investments and servicing of finance; (d) Taxation; (e) Capital expenditure and financial investments; (f) Acquisitions and disposals; (g) Equity dividends paid; and (h) Financing. Under US GAAP, only three categories are required, (a) Operating; (b) Investing; and (c) Financing.

	Classification under	Classification under
Cash Flow	FRS 1 (Revised)	SFAS 95/104

Taxation	Taxation	Operating activities
Dividends received from associates	Dividends received from associates	Operating activities
Equity dividends paid	Equity dividends paid	Financing activities
Non-equity dividends paid and dividends	Returns on investments and servicing of	Financing activities
to minority interests	finance
Capital expenditure and financial	Capital expenditure and financial	Investing activities
investments	investments
Transfers of subsidiary undertakings,	Acquisitions and disposals	Investing activities
joint ventures and associates
Net changes in loans and advances	Operating activities	Investing activities
including finance lease payables
Net changes in deposits	Operating activities	Financing activities

Under FRS 1 (Revised), hedges are reported under the same heading as the related assets or liabilities.

For the purposes of the following table, HSBC has defined ‘Cash’ and ‘Cash equivalents’ as the sum of the following balance sheet categories:

	2003	2002	2001
	US$m	US$m	US$m

Cash and balances at central banks	7,661	7,659	6,185
Items in the course of collection from other banks	6,628	5,651	5,775
Loans and advances to banks repayable on demand	25,289	19,211	16,039
Less: Items in the course of transmission to other banks	(4,383)	(4,634)	(3,798)

	35,195	27,887	24,201

Back to Contents

	Set out below is a summary combined statement of cash flows under US GAAP.

		Year ended 31 December

		2003	2002	2001
		US$m	US$m	US$m

	Cash flows from operating activities	17,791	(1,757)	14,324
	Cash flows from investing activities	(117,463)	(24,575)	(20,241)
	Cash flows from financing activities	104,920	28,614	3,995
	Effect of exchange rate changes on cash and cash equivalents	2,060	1,404	(408)

	Net movement in cash and cash equivalents under US GAAP	7,308	3,686	(2,330)
	Cash and cash equivalents at beginning of year	27,887	24,201	26,531

	Cash and cash equivalents at end of year	35,195	27,887	24,201

	The total interest paid by HSBC during the year was US$14,437 million (2002: US$13,761 million; 2001: US$22,301 million).

(s)	Securitisations

	As a consequence of the acquisition of Household in March 2003, HSBC has increased its securitisation activity. The following discussion relates only to Household’s securitisation activities. In other HSBC entities such activities do not represent a significant part of HSBC’s business and retained interests in securitisations are not significant.

	HSBC has sold MasterCard and Visa, private label, personal non-credit card and auto finance loans in various securitisation transactions during 2003. HSBC continues to service and receive servicing fees on the outstanding balance of these securitised loans and retains rights to future cash flows arising from the loans after the investors receive their contractual return. HSBC has also, in certain cases, retained other subordinated interests in these securitisations. These transactions result in the recording of an interest-only strip receivable under US GAAP which represents the value of the future residual cash flows from securitised loans. The investors and the securitisation trusts have only limited recourse to HSBC assets for failure of debtors to pay. That recourse is limited to HSBC’s rights to future cash flow and any subordinated interest retained. Servicing assets and liabilities are not recognised in conjunction with securitisations since HSBC receives adequate compensation relative to current market rates to service the loans sold.

	Securitisation revenue includes income associated with the current and prior period securitisation of loans with limited recourse structured as sales under US GAAP. Such income includes gains on sales, net of the estimate of probable credit losses under the recourse provisions, servicing income and excess spread relating to those loans.

2003
US$m

Net initial gains	135
Net replenishment gains from revolving securitisations	412
Servicing revenue and excess spread	461

Total securitisation revenue	1,008

Interest-only strip receivables, net of the related losses and excluding the mark-to-market adjustment recorded in accumulated other comprehensive income decreased US$415 million in 2003.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

b741400-20f(1-100)

Net initial gains, which represent gross initial gains net of management’s estimate of probable credit losses under the recourse provisions, and the key economic assumptions used in measuring the net initial gains from securitisations were as follows:

				Personal
	Auto	MasterCard/	Private	Non-Credit
	Finance	Visa	Label	Card	Total

Net initial gains (US$millions)	40	13	44	38	135
Key economic assumptions[1]
Weighted average life (in years)	2.1	0.4	0.7	1.7
Payment speed	35.4%	3.3%	74.5%	43.3%
Expected credit losses (annual rate)	6.1%	5.1%	5.7%	12.0%
Discount rate on cash flows	10.0%	9.0%	10.0%	11.0%
Cost of funds	2.2%	1.8%	1.8%	2.1%

1 Weighted-average rates for securitisations entered into during 2003 for securitisations of loans with similar characteristics.

Certain revolving securitisation trusts, such as credit cards, are established at fixed levels and require frequent sales of new loan balances into the trust to replace loans as they run-off. These replenishments totalled US$25.0 billion in 2003. Net gains (gross gains less estimated credit losses under the recourse provisions) related to these replenishments were calculated using weighted-average assumptions consistent with those used for calculating gains on initial securitisations and totalled US$412 million in 2003.

Cash flows received during 2003 from securitisation trusts were as follows:

					Personal
	Real Estate	Auto	MasterCard/	Private	Non-Credit
	Secured	Finance	Visa	Label	Card	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Proceeds from initial securitisations	–	1,158	350	1,050	2,810	5,368
Servicing fees received	2	86	149	65	100	402
Other cash flow received on retained
interests[1]	8	50	635	193	132	1,018

1 Other cash flows included all cash flows from interest-only strip receivables, excluding servicing fees.

Back to Contents

At 31 December 2003, the sensitivity of the current fair value of the interest-only strip receivables to an immediate 10 per cent and 20 per cent unfavourable change in assumptions are presented in the table below. These sensitivities are based on assumptions used to value interest-only strip receivables at 31 December 2003.

					Personal
	Real Estate		MasterCard/	Private	Non-Credit
	Secured	Auto Finance	Visa	Label	Card

Carrying value (fair value) of interest- only strip receivables (US$ millions)	5	157	301	146	345
Weighted-average life (in years)	0.7	1.9	0.6	0.7	1.6

Payment speed assumption (annual rate)	21.7%	38.1%	80.5%	76.2%	44.2%
Impact on fair value of 10% adverse change (US$ millions)	–	(31)	(26)	(12)	(26)
Impact on fair value of 20% adverse change (US$ millions)	–	(59)	(48)	(22)	(51)

Expected credit losses (annual rate)	1.8%	7.4%	5.4%	5.8%	10.1%
Impact on fair value of 10% adverse change (US$ millions)	–	(52)	(28)	(18)	(66)
Impact on fair value of 20% adverse change (US$ millions)	(1)	(104)	(56)	(36)	(131)

Discount rate on residual cash flows (annual rate)	13.0%	10.0%	9.0%	10.0%	11.0%
Impact on fair value of 10% adverse change (US$ millions)	–	(10)	(3)	(1)	(4)
Impact on fair value of 20% adverse change (US$ millions)	–	(19)	(6)	(1)	(8)

Variable returns to investors (annual rate)	1.3%	–	1.8%	2.7%	2.2%
Impact on fair value of 10% adverse change (US$ millions)	–	–	(10)	(9)	(14)
Impact on fair value of 20% adverse change (US$ millions)	–	–	(19)	(17)	(28)

These sensitivities are hypothetical and should not be considered to be predictive of future performance. As the figures indicate, the change in fair value based on a 10 per cent variation in assumptions cannot necessarily be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the residual cash flow is calculated independently from any change in another assumption. In reality, changes in one factor may contribute to changes in another (for example, increases in market interest rates may result in lower prepayments) which might magnify or counteract the sensitivities. Furthermore, the estimated fair values as disclosed should not be considered indicative of future earnings on these assets.

Static pool credit losses are calculated by summing actual and projected future credit losses and dividing them by the original balance of each pool of asset. Due to the short term revolving nature of MasterCard and Visa, and private label loan balances, the weighted-average percentage of static pool credit losses is not considered to be materially different from the weighted-average charge-off assumptions used in determining the fair value of interest-only strip receivables in the table above. At 31 December 2003, static pool credit losses for auto finance loans securitised in 2003 were estimated to be 11.5 per cent.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on Financial Statements (continued)

51	Subsequent events

On 18 February 2004, HSBC Asia Holdings BV, a wholly-owned subsidiary of HSBC, acquired 100 per cent of the issued share capital of The Bank of Bermuda Limited for a cash consideration of US$1.3 billion.

The acquisition will provide HSBC with a strong position in the local banking market in Bermuda. It will also add significant scale and geographical spread to HSBC’s existing international fund administration, private banking, trustee and payments and cash management businesses.

The fair value of the assets and liabilities acquired, and the goodwill arising on the acquisition, is in the process of being determined and it is not practicable to estimate the future financial impact of the acquisition on HSBC.

52	Approval of accounts

These accounts were approved by the Board of Directors on 1 March 2004.

Back to Contents

H S B C   H O L D I N G S   P L C

Taxation of shares and Dividends

Taxation

The following is a summary, under current law, of the principal UK tax considerations that are likely to be material to the ownership and disposition of shares. The summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of shares. In particular, the summary deals principally with shareholders who are resident in the United Kingdom for UK tax purposes and only with holders who hold the shares as investments and who are the beneficial owners of the shares, and does not address the tax treatment of certain classes of holders such as dealers in securities. Holders and prospective purchasers should consult their own advisers regarding the tax consequences of an investment in shares in light of their particular circumstances, including the effect of any national, state or local laws.

Taxation of dividends

No tax is currently withheld from dividends paid by HSBC Holdings. However, dividends are paid with an associated tax credit which is available for set-off by certain shareholders against any liability they may have to UK income tax. Currently, the associated tax credit is equivalent to 10 per cent of the combined cash dividend and tax credit, i.e. one-ninth of the cash dividend.

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

     Information on the taxation consequences of the HSBC Holdings scrip dividends offered in lieu of the 2003 first and second interim dividends was set out in the Secretary’s letters to shareholders of 1 April 2003, 3 September 2003 and 9 December 2003. The market value of the scrip dividend was not substantially different from the dividend forgone and, accordingly, the price of HSBC Holdings US$0.50 ordinary shares (the ‘shares’) for UK tax purposes for the dividends was the cash dividend foregone.

Taxation of capital gains

The computation of the capital gains tax liability arising on disposals of shares in HSBC Holdings by shareholders subject to UK capital gains tax can be complex, partly depending on whether, for example, the shares were purchased since April 1991, acquired in 1991 in exchange for shares in The Hongkong and Shanghai Banking Corporation Limited, or acquired in 1992 in exchange for shares in Midland Bank plc, now HSBC Bank plc.

     For capital gains tax purposes, the acquisition cost for ordinary shares is adjusted to take account of subsequent rights and capitalisation issues. Further adjustments apply where an individual shareholder has chosen to receive shares instead of cash dividends, subject to scrip issues made since 6 April 1998 being treated for tax as separate holdings. Any capital gain arising on a disposal may also be adjusted to take account of indexation allowance and, in the case of individuals, taper relief. Except for gains made by a company chargeable to UK corporation tax, any such indexation allowance will be calculated up to 5 April 1998 only.

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

     An agreement to transfer shares, or any interest therein, normally will give rise to a charge to stamp

Back to Contents

H S B C   H O L D I N G S   P L C

Taxation of shares and Dividends (continued)

duty reserve tax at the rate of 0.5 per cent of the consideration. However, provided an instrument of transfer of the shares is executed pursuant to the agreement and duly stamped before the date on which the stamp duty reserve tax becomes payable, under current UK Inland Revenue practice it will not be necessary to pay the stamp duty reserve tax, nor to apply for such tax to be cancelled. Stamp duty reserve tax generally is payable by the transferee.

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

Taxation – US residents

The following is a summary, under current law, of the principal UK tax and US Federal tax considerations that are likely to be material to the ownership and disposition of shares or ADSs by a holder that is a resident of the United States for the purposes of the income tax convention between the United States and the United Kingdom (the ‘Treaty’), and is fully eligible for benefits under the Treaty (an ‘eligible US holder’). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of shares or ADSs. In particular, the summary deals only with eligible US holders that hold shares or ADSs as capital assets, and does not address the tax treatment of holders that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that hold shares or ADSs as part of an integrated investment (including a ‘straddle’) comprised of a share or ADS and one or more other positions, and persons that own, directly or indirectly, 10 per cent or more of the voting stock of HSBC Holdings. This discussion is based on laws, treaties, judicial decisions and regulatory interpretations in effect on the date hereof, all of which are subject to change. A new income tax treaty (the ‘new Treaty’) between the United Kingdom and the United States entered into effect on 1 May 2003 with respect to dividends superseding the previous tax treaty (the ‘old Treaty’). Following entry into effect of the new Treaty, eligible US holders are no longer entitled to claim a special foreign tax credit in respect of dividends that was available under the terms of the old Treaty, except for a limited period of time during which such holders may elect to apply the old Treaty in its entirety in preference to the new Treaty.

     Holders and prospective purchasers should consult their own advisers regarding the tax consequences of an investment in shares or ADSs in light of their particular circumstances, including the effect of any national, state or local laws.

     In general, the beneficial owner of a share or ADS will be entitled to benefits under the new Treaty (and, therefore, will be an eligible US holder) if it is (i) an individual resident of the United States, a US corporation meeting ownership criteria specified in the new Treaty or other entity meeting criteria specified in the new Treaty; and (ii) not also resident in the United Kingdom for UK tax purposes. Special rules, including a limitation of benefits provision, may apply. The Treaty benefits discussed below generally are not available to US holders that hold shares or ADSs in connection with the conduct of a business through a permanent establishment, or the performance of personal services through a fixed base, in the United Kingdom.

Taxation of dividends

A US holder must include cash dividends paid on the shares or ADSs in ordinary income on the date that such holder or the ADS depositary receive them, translating dividends paid in UK pounds sterling into US dollars using the exchange rate in effect on the date of receipt. Qualified dividends paid before 2009 to individual US holders, may be subject to federal tax at the 5 per cent or 15 per cent maximum tax rate that applies to net capital gains. To qualify for the 5 per cent or 15 per cent maximum tax rate, the dividends must have been paid by a qualified foreign corporation and must be paid on shares that the holder has held for more than 61 days during the 121-day period that begins 60 days before the ex-dividend date. In addition, amongst other criteria, dividends on any shares to the extent the holder is obligated (under a short sale or otherwise) to make related payments for positions in substantially similar or related property are not qualified dividends. A non-US corporation is a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that the US Treasury Department has

Back to Contents

determined is satisfactory for this purpose and includes an exchange of information programme and if the non-US corporation is not a foreign personal holding company, a foreign investment company or a passive foreign investment company during the tax year in which the dividends are paid or in the preceding tax year. For purposes of these provisions, HSBC Holdings plc is a qualified foreign corporation and dividends paid on its ordinary shares will be qualified dividends if the holding period and other criteria are met by the holder.

Taxation of dividends – tax credits under the old Treaty

If a US holder qualified for benefits under the old Treaty, such holder may be eligible, subject to generally applicable limitations, to receive a special US foreign tax credit equal to one-ninth of the amount of certain cash dividends received on the shares or ADSs, so long as such holder makes an election to include in income, as an additional notional dividend, an amount equal to the tax credit. This foreign tax credit benefit is generally only available with respect to dividends paid before 1 May 2003, unless a US holder elects to apply the old Treaty in its entirety for an optional 12-month extension period. US holders should consult their own tax advisers regarding their potential eligibility for this foreign tax credit benefit.

Taxation of capital gains

Gains realised by an eligible US holder on the sale or other disposition of shares or ADSs normally will not be subject to UK taxation unless at the time of the sale or other disposition the holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency or permanent establishment and the shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch or agency or permanent establishment. Such gains will be included in income for US tax purposes, and will be long-term capital gains if the shares or ADSs were held for more than one year. A long-term capital gain realised by an individual holder generally is subject to US tax at a maximum rate of 5 or 15 per cent.

Stamp duty and stamp duty reserve tax – ADSs

If shares are transferred into a clearance service or depository receipt arrangement (which will include a transfer of shares to the Depository) UK stamp duty and/or stamp duty reserve tax will be payable. The stamp duty or stamp duty reserve tax is generally payable on the consideration for the transfer and is payable at the aggregate rate of 1.5 per cent. The amount of stamp duty reserve tax payable on such a transfer will be reduced by any stamp duty paid in connection with the same transfer.

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

     On a transfer of shares from the Depository to a registered holder of an ADS upon cancellation of the ADS, a fixed stamp duty of £5 per instrument of transfer will be payable by the registered holder of the ADR cancelled.

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

Back to Contents

H S B C   H O L D I N G S   P L C

Shareholder Information

b741400-20f(1-100)
Third Interim Dividend for 2003

The Directors have declared a third interim dividend of US$0.24 per ordinary share (in lieu of a final dividend) which, together with the first interim dividend of US$0.24 and the second interim dividend of US$0.12 already paid, will make a total distribution for the year of US$0.60 per share, an increase of 13 per cent on 2002. Information on the scrip dividend scheme and currencies in which shareholders may elect to have the cash dividend paid will be sent to shareholders on or about 30 March 2004. The timetable for the dividend is:

2004
Shares quoted ex-dividend in London,
Hong Kong and Bermuda; American
Depositary Shares (‘ADSs’) quoted
ex-dividend in New York	17 March
Record date for third interim dividend
for 2003 and closure of Hong Kong
Overseas Branch Register of
shareholders for one day	19 March
Shares quoted ex-dividend in Paris	22 March
Mailing of Annual Report and
Accounts and /or Annual Review,
Notice of Annual General Meeting
and dividend documentation	30 March
Final date for receipt by registrars of
forms of election and revocations
of standing instructions for scrip
dividends	22 April
Exchange rate determined for
payment of dividends in sterling
and Hong Kong dollars	26 April
Payment date: dividend warrants, new
share certificates or transaction
advices and notional tax vouchers
mailed and shares credited to stock
accounts in CREST	5 May

Annual General Meeting

The 2004 Annual General Meeting will be held at the Barbican Hall, Barbican Centre, London EC2 on 28 May 2004 at 11 am.

Interim Results

The interim results for the six months to 30 June 2004 will be announced on Monday 2 August 2004.

Interim Dividends for 2004

As announced in 2003 the Board has adopted a policy of paying quarterly dividends. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2004 will be US$0.13 per share. The proposed timetables for the dividends in respect of 2004 are:

2004
First interim dividend for 2004
Announcement	4 May
Shares quoted ex-dividend in London,
Hong Kong and Bermuda; ADSs
quoted ex-dividend in New York	19 May
Record date and closure of
Hong Kong Overseas Branch Register
of shareholders for one day	21 May
Shares quoted ex-dividend in Paris	24 May
Payment date	7 July

Second interim dividend for 2004

Announcement	2 August
Shares quoted ex-dividend in London,
Hong Kong and Bermuda; ADSs
quoted ex-dividend in New York	18 August
Record date and closure of
Hong Kong Overseas Branch Register
of shareholders for one day	20 August
Shares quoted ex-dividend in Paris	23 August
Payment date	6 October

Third interim dividend for 2004

Announcement	8 November
ADSs quoted ex-dividend in
New York	23 November
Shares quoted ex-dividend in London,
Hong Kong and Bermuda	24 November
Record date and closure of
Hong Kong Overseas Branch Register
of shareholders for one day	26 November
Shares quoted ex-dividend in Paris	29 November

2005

Payment date	20 January

Fourth interim dividend for 2004

Announcement	28 February
Shares quoted ex-dividend in London,
Hong Kong and Bermuda; ADSs
quoted ex-dividend in New York	16 March
Record date and closure of
Hong Kong Overseas Branch Register
of shareholders for one day	18 March
Shares quoted ex-dividend in Paris	21 March
Payment date	4 May

Back to Contents

Shareholder Enquiries

Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, lost share certificates or dividend cheques, should be sent to the Registrars:

Principal	Computershare Investor Services PLC
Register	PO Box 1064, The Pavilions
Bridgwater Road
Bristol BS99 3FA
United Kingdom

Hong Kong	Computershare Hong Kong Investor
Overseas	Services Limited
Branch	Rooms 1901-1905, Hopewell Centre
Register	183 Queen’s Road East, Hong Kong

Bermuda	Corporate Shareholder Services
Overseas	The Bank of Bermuda Limited
Branch	6 Front Street
Register	Hamilton HM11
Bermuda

Investor Relations

Enquiries may be directed to:

Senior Manager Investor Relations
HSBC Holdings plc
8 Canada Square
London E14 5HQ
UK
Telephone:	+44 (0)20 7991 8041
Facsimile:	+44 (0)20 7991 4663
E-mail:	investorrelations@hsbc.com

Annual Report and Accounts 2003

Further copies may be obtained by writing to the following departments.

For those in Europe, the Middle East and Africa:
Group Corporate Affairs
HSBC Holdings plc
8 Canada Square
London E14 5HQ
UK

For those in Asia-Pacific:
Group Public Affairs
The Hongkong and Shanghai Banking Corporation Limited
1 Queen’s Road Central
Hong Kong

For those in the Americas:
Group Public Affairs
HSBC Bank USA
452 Fifth Avenue
New York, NY 10018
USA

Chinese translation

A Chinese translation of this Annual Report and Accounts is available on request after 30 March 2004 from the Registrars:

Computershare Hong Kong Investor Services Limited
Rooms 1901-1905, Hopewell Centre
183 Queen’s Road East
Hong Kong

Computershare Investor Services PLC
PO Box 1064, The Pavilions
Bridgwater Road
Bristol BS99 3FA
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

Back to Contents

H S B C   H O L D I N G S   P L C

Shareholder Information (continued)

Where more information about HSBC is available

The Annual Report and Accounts, and other information on HSBC, may be viewed on our web site www.hsbc.com.

US Investors may read and copy the reports, statements or information that HSBC Holdings files with the Securities Exchange Commission at its public reference room in Washington D.C., which is located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. These documents will also be available at the Commission’s regional offices located at The Woolworth Building, 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Investors should call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Investors can request copies of these documents upon payment of a duplicating fee, by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Investors may also obtain the reports and other information HSBC Holdings files at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Nature of trading market

HSBC Holdings has listings on the London Stock Exchange, the Hong Kong Stock Exchange, Euronext Paris and the New York Stock Exchange. HSBC Holdings maintains its principal share register in London and an oversea branch share register in Hong Kong (collectively, the ‘share register’).

     As at 31 December 2003, there were a total of 194,371 holders of record of HSBC Holdings ordinary shares.

     As at 31 December 2003, a total of 15,647,114 of the HSBC Holdings ordinary shares were registered in the HSBC Holdings share register in the name of 7,431 holders of record with addresses in the United States. These shares represented 0.14 per cent of the total HSBC Holdings ordinary shares in issue.

     As at 31 December 2003, there were 15,081 holders of record of ADSs holding approximately 104.53 million ADSs, representing approximately 522.65 million HSBC Holdings ordinary shares. 14,833 of these holders had addresses in the United States, holding approximately 104.47 million ADSs, representing 522.35 million HSBC Holdings ordinary shares. As at 31 December 2003, approximately 4.75 per cent of the HSBC Holdings ordinary shares were represented by ADSs held by holders of record with addresses in the United States.

     The following table shows, for the years, calendar quarters and months indicated, the highest and lowest prices for the HSBC Holdings ordinary shares and ADSs. These are based on mid-market prices at close of business on the London Stock Exchange, the Hong Kong Stock Exchange, Euronext Paris and the New York Stock Exchange.

     Share prices have not been given for the 75p ordinary shares listed on the Hong Kong Stock Exchange until 2 July 1999 since on many days, the 75p shares had little or no turnover in Hong Kong.

     Past share price performance should not be regarded as a guide to future performance.

Back to Contents

High and low mid-market closing prices

	London						Hong Kong				New York[2]		Paris[3]

	US$0.50 shares[1]		75p shares		HK$10 shares		US$0.50 shares[1]		HK$10 shares		ADSs[4]		US$0.50 shares
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low

	(pence)	(pence)	(pence)	(pence)	(pence)	(pence)	(HK$)	(HK$)	(HK$)	(HK$)	(US$)	(US$)	(euro)	(euro)
2003	914	631					122.5	80.3			78.8	51.1	13.4	9.3
2002	866	643					97.5	78.8			64.4	50.3	13.9	10.2
2001	1092	608					121.5	68.5			79.7	44.8	17.3	9.5
2000	1046	682					117.5	82.8			76.6	54.3	17.6	14.2
1999	866	632	815	519	816	486	109.0	83.3	100.0	61.8	71.4	53.8

	London		Hong Kong		New York		Paris

	US$0.50 shares		US$0.50 shares		ADSs		US$0.50 shares
	High	Low	High	Low	High	Low	High	Low

	(pence)	(pence)	(HK$)	(HK$)	(US$)	(US$)	(euro)	(euro)
2003
4th Quarter	914	810	122.5	104.0	78.8	68.0	13.4	11.5
3rd Quarter	828	700	105.0	91.8	67.3	58.6	12.0	10.1
2nd Quarter	743	650	97.0	80.3	62.5	51.6	10.7	9.4
1st Quarter	709	631	89.0	80.3	57.3	51.1	10.9	9.3

2002
4th Quarter	763	643	92.5	78.8	59.1	50.3	12.0	10.2
3rd Quarter	770	644	91.8	80.3	59.6	51.5	12.1	10.3
2nd Quarter	866	740	97.5	87.0	64.4	56.1	13.9	11.4
1st Quarter	845	753	95.0	84.8	61.6	55.0	13.7	12.4

	London		Hong Kong		New York		Paris

	US$0.50 shares		US$0.50 shares		ADSs		US$0.50 shares
	High	Low	High	Low	High	Low	High	Low

	(pence)	(pence)	(HK$)	(HK$)	(US$)	(US$)	(euro)	(euro)
2003
December	897	863	122.5	117.0	78.8	75.3	12.9	12.2
November	914	860	119.0	115.5	76.9	72.9	13.4	12.4
October	914	810	117.0	104.0	75.2	68.0	13.0	11.5
September	828	794	105.0	100.0	67.3	64.1	12.0	11.3
August	820	765	102.0	95.5	65.3	61.4	12.0	10.8
July	770	700	95.8	91.8	61.6	58.6	11.0	10.1

Notes

1	US$0.50 ordinary shares were issued on implementation of a share capital reorganisation in 1999.
2	Shares were not listed on the New York Stock Exchange prior to 16 July 1999.
3	Shares were not listed on the Paris Bourse (now Euronext Paris) prior to 28 July 2000.
4	In New York each ADS represents 5 underlying ordinary shares.

Back to Contents

H S B C   H O L D I N G S   P L C

Shareholder Information (continued)

b741400-20f(1-100)
Dividends on the ordinary shares of HSBC Holdings

HSBC Holdings has paid dividends on its ordinary shares every year without interruption since it became the HSBC Group holding company by a scheme of arrangement in 1991. The 75p ordinary shares and HK$10 ordinary shares were entitled to equal rights, including the right to a dividend, and all dividends were declared and paid with respect to both classes of shares. The dividends declared, per ordinary share, for each of the last five years were:

		First	Second	Third
		interim	interim	interim	[1]	Total

2003[1]	US$	0.240	0.120	0.240		0.600
		£0.146	0.065	0.134		0.345
	HK$	1.860	0.931	1.863		4.654

2002	US$	0.205	0.325			0.530
		£0.130	0.202			0.332
	HK$	1.600	2.534			4.134

2001	US$	0.190	0.290			0.480
		£0.129	0.200			0.329
	HK$	1.482	2.261			3.743

2000	US$	0.150	0.285			0.435
		£0.103	0.191			0.294
	HK$	1.170	2.223			3.393

1999	US$	0.133	0.207			0.340
		£0.081	0.131			0.212
	HK$	1.033	1.612			2.645

1	The third interim dividend for 2003 of US$0.24 per share has been translated into pounds sterling and Hong Kong dollars at the closing rate on 31 December 2003. The dividend will be paid on 5 May 2004.

     Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Memorandum and Articles of Association

The discussion under the caption ‘Memorandum and Articles of Association’ contained in HSBC Holdings Annual Reports on Form 20-F for the years ended 31 December 2000 and 2001 is incorporated by reference herein.

Back to Contents

H S B C   H O L D I N G S   P L C

Organisational structure

The HSBC Group
Structure of Principal Operating Companies
at January 2004

HSBC Holdings plc
HSBC Bank plc
HSBC North America Holdings Inc.
HSBC Finance (Netherlands)
HSBC Investment Bank Holdings plc
HSBC Insurance Holdings Limited
HSBC Latin America Holdings (UK) Limited
Grupo Financiero HSBC, S.A. de C.V. (99.76%)
HSBC Life (UK) Limited
CCF S.A. (99.99%)
HSBC Bank A.S.
HSBC Asset Finance (UK) Limited
HSBC Trinkaus & Burkhardt KGaA (73.47%)
HSBC Republic Holdings (Luxembourg) S.A.
HSBC USA Inc.
HSBC Securities (USA) Inc.
Household International, Inc.
HSBC Holdings BV
The Cyprus Popular Bank Limited (21.39%)
HSBC Asset Management (Europe) Limited
HSBC Insurance Brokers Limited
HSBC Bank Brasil S.A. – Banco Multiplo
HSBC Latin America BV
HSBC Mexico S.A. (99.74%)
Framlington Group Limited (51%)
Erisa (49.99%)
HSBC Bank Canada
HSBC Bank USA
Wells Fargo HSBC Trade Bank, N.A. (20%)
Household Finance Corporation
HFC Bank Limited
HSBC Asset Management (Taiwan) Limited (99.94%)
HSBC Seguros (Brasil) S.A. (97.98%)
HSBC Argentina Holdings S.A.
(97.37%)
(50%)
HSBC Investment Bank Holdings BV
HSBC Bank Malaysia Berhad
The Hongkong and Shanghai Banking Corporation Limited
The Saudi British Bank (40%)
HSBC Bank Egypt SAE (94.53%)
HSBC Bank Middle East Limited
HSBC Bank Argentina S.A. (99.97%)
HSBC La Buenos Aires Seguros SA (99.36%)
HSBC Chacabuco Inversiones S.A.
(50%)
HSBC Guyerzeller Holdings BV (86.74%)
Hang Seng Bank Limited (62.14%)
World Finance International Limited (50%)
HSBC Insurance (Asia-Pacific) Holdings Limited
HSBC Bank Australia Limited
British Arab Commercial Bank Limited (46.51%)
Maxima SA AFJP (99.9%)
(12.81%)
(2.63%)
(24.64%)
HSBC Europe BV
Barrowgate Limited (15.31%)
HSBC Insurance (Asia) Limited
(87.19%)
HSBC Private Banking Holdings (Suisse) SA
HSBC Bank Malta p.l.c. (70.03%)
HSBC Life (International) Limited
(94.5%)
(5.5%)
HSBC Private Bank (Guernsey) Limited
HSBC Republic Bank (UK) Limited
HSBC Private Bank (Suisse) S.A.
(66.7%)
(8%)
HSBC Guyerzeller Bank AG (93.51%)
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

Back to Contents

H S B C   H O L D I N G S   P L C

SEC 20-F Cross-Reference Sheet and Glossary

Cross-Reference Sheet

Form 20-F Item Number and Caption			Location	Page

PART I
1.	Identity of Directors, Senior Management and		Not required for Annual Report	–
Advisers
2.	Offer and Statistics and Expected Timetable		Not required for Annual Report	–

3.	Key Information
	A.	Selected Financial Data	Five-Year Comparison	3
			US GAAP Selected Financial Data	4
	B.	Capitalisation and Indebtedness	Not required for Annual Report	–
	C.	Reasons for the Offer and use of Proceeds	Not required for Annual Report	–
	D.	Risk Factors	Not Applicable	–

4.	Information on the Company
	A.	History and Development of the Company	Description of Business	7-34, 36-117
Inside back of cover page
	B.	Business Overview	Description of Business	7-34, 36-117
	C.	Organisational Structure	Description of Business	7
			Organisational Structure Chart	375
			Note 26 – Notes on the Financial Statements	277-278
	D.	Property, Plants and Equipment	Description of Property	35
			Report of the Directors	200
			Note 25 – Notes on the Financial Statements	274-276
5.	Operating and Financial Review and Prospects
	A.	Operating Results	Financial Review	36-165
	B.	Liquidity and Capital Resources	Financial Review	166-168
173-176
	C.	Research and Development, Patents and	Not Applicable	–
Licences, etc.
	D.	Trend Information	Financial Review	36-117
	E.	Off-Balance Sheet Arrangements	Other Information	182-183
	F.	Contractual Obligations	Other Information	183

6.	Directors, Senior Management and Employees
	A.	Directors and Senior Management	Board of Directors and Senior Management	184-188
	B.	Compensation	Directors’ Remuneration Report	213-229
	C.	Board Practices	Report of the Directors	200-208, 213
			Directors’ Remuneration Report	220-221
	D. Employees		Description of Business	10-11
	E. Share Ownership		Report of the Directors	208-210
			Directors’ Remuneration Report	225-229
7.	Major Shareholders and Related Party
Transactions
	A. Major Shareholders		Report of the Directors	211
			Shareholder Information	372
	B. Related Party Transactions		Report of the Directors	211-212
			Note 48 – Notes on the Financial Statements	323-324
	C. Interests of Experts and Counsel		Not Applicable	–

8.	Financial Information
	A. Consolidated Statements and Other		Financial Statements	233-366
	Financial Information		Legal Proceedings	35
			Note 44 – Notes on the Financial Statements	316
			Shareholder Information	374
	B. Significant Changes		Not Applicable	–

Back to Contents

9.	The Offer and Listing
	A.	Offer and Listing Details	Shareholder Information	372-373
	B.	Plan of Distribution	Not required for Annual Report	–
	C.	Markets	Shareholder Information	372-373
	D.	Selling Shareholders	Not required for Annual Report	–
	E.	Dilution	Not required for Annual Report	–
	F.	Expenses of the Issue	Not required for Annual Report	–

10.	Additional Information
	A.	Share Capital	Not required for Annual Report	–
	B.	Memorandum and Articles of Association	Shareholder Information	374
	C.	Material Contracts	Not Applicable	–
	D.	Exchange Controls	Exchange controls and other limitations
			affecting security holders	6
	E.	Taxation	Shareholder Information	367-369
	F.	Dividends and Paying Agents	Not required for Annual Report	–
	G.	Statements by Experts	Not required for Annual Report	–
	H.	Documents on Display	Shareholder Information	372
	I.	Subsidiary Information	Not Applicable	–

11.	Quantitative and Qualitative Disclosures		Financial Review	168-172
	About Market Risk		Note 38 and 40 – Notes on the Financial
			Statements	301-307
310-313
12.	Description of Securities Other than Equity
Securities
	A.	Debt Securities	Not required for Annual Report	–
	B.	Warrants and Rights	Not required for Annual Report	–
	C.	Other Securities	Not required for Annual Report	–
	D.	American Depositary Shares	Not required for Annual Report	–

PART II
13.	Defaults, Dividends Arrearages and		Not Applicable	–
Delinquencies
14.	Material Modifications to the Rights of		Not Applicable	–
Securities Holders and Use of Proceeds
15.	Controls and Procedures		Disclosure Controls	183
16.	[Reserved]
	A.	Audit Committee Financial Expert	Report of the Directors	202
	B.	Code of Ethics	Report of the Directors	204-206
	C.	Principal Accountant Fees and Services	Report of the Directors	202-204
			Note 5(d) – Notes on the Financial Statements	255

PART III
17.	Financial Statements		Not Applicable	–
18.	Financial Statements		Financial Statements	233-366
19.	Exhibits (including Certifications)			*

*	Filed with the Securities and Exchange Commission March 5, 2004.

Back to Contents

H S B C   H O L D I N G S   P L C

SEC 20-F Cross-Reference Sheet and Glossary (continued)

Glossary of Terms

Terms Used	US Equivalent or Brief Description

Accounts	Financial Statements
Allotted	Issued
Articles of Association	Bylaws
Associates	Long-term equity investments accounted for by the equity method
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called-up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax depreciation allowances
Creditors	Payables
Dealing	Trading
Debtors	Receivables
Deferred tax	Deferred income tax
De-mutualising	Process by which a mutual society is converted into a public limited company
Depreciation	Amortisation
Fees and commissions payable	Fees and commissions expense
Fees and commissions receivable	Fees and commissions income
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Interest receivable	Interest income
Interests in associated undertakings	Long-term equity investments accounted for by the equity method
Loans and advances	Lendings
Loan capital	Long-term debt
Memorandum items	Contingencies and commitments; off-balance-sheet items
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Other participating interests	Long-term equity investments accounted for by the cost method
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Premises	Real estate
Profit & loss account	Income statement
Profit & loss account reserve	Retained earnings
Provisions	Allowances
Revaluation reserve	Increase or temporary decrease in the valuation of certain assets as compared with historical cost
Share capital	Ordinary shares or common stock issued and fully paid
Shareholders’ funds	Stockholders’ equity
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Tangible fixed assets	Property and equipment
Undistributable reserves	Restricted surplus
Write-offs	Charge-offs

Back to Contents

H S B C   H O L D I N G S   P L C

Index

Acceptances (UK/US GAAP differences) 334	Competitive environment 26
Accounting	global factors 27
developments (future) 121	regional factors 27
policies (principal) 241	Connected transactions 211
requirements in UK and Hong Kong 324	Constant currency 2
Accounts (approval) 366	Consumer finance
Administrative expenses 248	performance in Europe 69
Annual General Meeting 212, 370	performance in North America 101
Annual Report and Accounts 2003 233	product offering 12, 24
Assets	Contents frontispiece
analysis 300	Contingent liabilities and commitments 308
by customer group 11	Corporate governance 204
by geographical region 15, 64, (total and net)	Corporate, Investment Banking & Markets
317	business highlights 17, 20, 23, 25, 26
deployment 55	performance in Europe 70, 74
other 283	performance in Hong Kong 81, 83
Associates 271	performance in Rest of Asia Pacific 91, 92
Assurance fund (UK/US GAAP differences) 326,	performance in North America 102, 104
340	performance in South America 112, 114
Auditor 212	product offering 13
report 231	Credit risk management 136 – 141, 261
Available for sale securities 355	Critical accounting policies 118 – 121
Bad and doubtful debts 49	Customer groups 11, 68 – 75, 80 – 84, 90 – 93, 99
credit risk management 136	– 105, 111 – 114
net charge to profit and loss account 155	Customer accounts 284
provisions 118, 138, 140, 150, 264	Dealings in HSBC Holdings plc shares 211
suspended and non-accrual interest 140	Debt securities 266
Balance sheet	held in accrual books 56
average 123 – 130	in issue 284
consolidated 234 – 235	Debt swaps
HSBC Holdings 236	UK/US GAAP differences 326
Basis of preparation of accounts 239	Deferred taxation
Business highlights 15	UK/US GAAP differences 331, 356
Calendar (financial) 370	Defined terms frontispiece
Capital	Deposits
commitments 316	average balances and average rates 179
events 190	by banks 283
management and allocation 173	Derivates (accruals accounted)
structure 176	UK/US GAAP differences 329, 352
Cash flow	Directors
analysis of cash 316	biographies 184
consolidated statement 238, 362	board of directors 200, 214
reconciliation to operating profit 314	emoluments 223
Cautionary statement regarding forward-looking	interests 208
statements 5	remuneration 214
Certificates of deposit and other time deposits	responsibilities (statement of) 230
(maturity analysis) 181	service contracts and terms of appointment 220
Commercial banking	Dividend income 247
business highlights 16, 19, 22, 25, 26	Dividends 258, 370 374
performance in Europe 69, 73	UK/US GAAP differences 331
performance in Hong Kong 80, 83	Donations 212
performance in Rest of Asia Pacific 90, 92	Earnings per ordinary share 258, 359
performance in North America 101, 104	Economic background
performance in South America 112, 113	Europe 68, 71
product offering 12	Hong Kong 80, 82
Committees (board) 202	Rest of Asia Pacific 90, 91
Communication with shareholders 208	North America 99, 103

Back to Contents

H S B C   H O L D I N G S   P L C

Index (continued)

        South America 111, 113
Economic profit 57
Employees 10
        remuneration policy 213
        disabled 211
        involvement 211
Enforceability of judgements made in the US 6
Enquiries (from shareholders) 371
Europe
        business highlights 15
        competitive environment 27
        economic background 68, 71
        profit/(loss) 66
        regulation and supervision 34
Equity shares 270
Equities exposure 172
Exchange controls and other limitations affecting security holders 6
Fees and commissions 44
Financial highlights 1
Financial instruments 301
        fair value 357
Financing changes 315
Five-year comparison 3
Fixed assets
        intangible 273
        tangible 274
Foreign currency
        denomination losses in Argentina 256, 356
        UK/US GAAP differences 331
Funds under management 56
Gains on disposal of investments 52
Goodwill
        impairment 119
        UK/US GAAP differences 327, 349
Health and safety 208
Hong Kong
        business highlights 18
        competitive environment 28
        currency notes in circulation 261
        economic background 80, 82
        profit/(loss) 79
        regulation and supervision 31
HSBC Holdings plc
        availability of information 372
        balance sheet 236
        history and development 7
        profit 258
Income from dealing in financial instruments 247
Intangible assets
UK/US GAAP differences 328, 350
Interest rate exposures 171
Internal control 206
International Financial Reporting Standards
         (transition) 122
Investments 277
Investment securities

     UK/US GAAP differences 330, 353
Investor relations 371
Joint ventures 271
Lease commitments 316
        UK/US GAAP differences 326
Legal proceedings 35,
(litigation) 316
Liabilities
        a nalysis 300
        other 286
        provisions 286
        subordinated 288
Liquidity and funding management 166
Loans and advances
        maturity and interest sensitivity 177
        UK/US GAAP differences 332, 357
        to banks 149, 358
        to customers 142, 261, 358
Market risk management 168, 310
Memorandum and Articles of Association 374
Memorandum items 308
Minority interests 290
Net interest income 40
        average balance sheet 123
        analysis of changes 132
North America business highlights 23
        competitive environment 28
        economic background 99, 103
        profit/(loss) 97
        regulation and supervision 32
On balance sheet arrangements 182
Other operating income 43
Operating expenses 47
Operational risk management 172
Organisational structure chart 375
Outlook 8
Own shares held
        UK/US GAAP differences 331
Participating interests (other) 273
Pensions
        for directors 224
        UK/US GAAP differences 332, 340
Personal financial services
        business highlights 15, 18, 22, 24, 26
        performance in Europe 68, 72
        performance in Hong Kong 80, 82
        performance in Rest of Asia Pacific 90, 91
        performance in North America 99, 103
        performance in South America 111, 113
        product offering 11
Principal activities and business review 189
Private Banking
        business highlights 17, 20, 23, 25
        performance in Europe 71. 74
        performance in Hong Kong 81, 83
        performance in Rest of Asia Pacific 91, 93
        performance in North America 103, 105

Back to Contents

H S B C   H O L D I N G S   P L C

b741400-20f(1-100)

     performance in South America 112, 114
      product offering 14
Profit/(loss) excluding goodwill amortisation
      by customer group 11, 58 – 60, 76 – 78, 85 –
           87, 94 – 96, 99 – 105, 111 – 114
Profit/(loss) on ordinary activities before tax
      after including 256
      by geographical region 15, 64
      consolidated 233
      UK/US GAAP differences 334
Property
      description 35
      UK/US GAAP differences 329
      valuation of land and buildings 201
Purchase accounting
      adjustments 351
Recognised gains and losses for year (statement of
      total consolidated) 237
Regulation and supervision 30 – 34
Related party transactions 323
Remuneration Committee 213
Reserves 190, 295
Rest of Asia Pacific
      business highlights 20
      competitive environment 28
      economic background 90, 91
      profit/(loss) 89
Restructuring provisions UK/US GAAP differences 334
Risk elements in loan portfolio 162
Risk – reputational, strategic and operational 207
Risk-weighted assets (by principal subsidiary) 176
Sale and repurchase transactions
      UK/US GAAP differences 332
Securitisations UK/US GAAP differences 333
Segmental analysis 317
Senior management
      biographies 186
      remuneration 214
Share capital 292

      notifiable interests 211
Share option plans
      CCF and subsidiary plans 195
      discretionary plans 193
      for directors 225
      for employees 191
      Household and subsidiary plans 197
      restricted share plan 216, 228
      UK/US GAAP differences 327
Shareholders’ funds for year (reconciliation of
      movements in consolidated) 237
Short-term borrowings (analysis) 182
Software costs
      UK/US GAAP differences 327, 351
South America
      business highlights 25
      competitive environment 29
      economic background 111, 113
      profit/(loss) 110
Strategy 9
Structural currency exposure 170
Structural interest rate risk 171
Subsequent events 366
Supplier payment policy 211
Taxation 53, 257, 367, 368 (US residents)
Total shareholder return 9, 217
Trading market (nature of) 372
Treasury bills and other eligible bills 259
Unquoted and illiquid debt and equity securities
      120
UK GAAP
      differences from US GAAP 326 – 365
US GAAP
      differences from UK GAAP 326 – 365
      selected financial data 4
Value at risk 168
Variable interest entities
      UK/US GAAP differences 333, 359

Back to Contents

HSBC HOLDINGS PLC
Incorporated in 1959 in England with limited liability under the UK Companies Act 1985.
Registered in England: number 617987

REGISTERED OFFICE AND GROUP HEAD OFFICE
8 Canada Square
London E14 5HQ
United Kingdom
Telephone: 44 (0) 20 7991 8888
Facsimile: 44 (0) 20 7992 4880
Web: www.hsbc.com

REGISTRARS
Principal Register
Computershare Investor Services PLC
PO Box 1064, The Pavilions
Bridgwater Road
Bristol BS99 3FA
United Kingdom
Telephone: 44 (0) 870 702 0137

Hong Kong Overseas Branch Register
Computershare Hong Kong Investor Services Limited
Rooms 1901-1905, Hopewell Centre
183 Queen’s Road East
Hong Kong
Telephone: 852 2862 8555

Bermuda Overseas Branch Register
Corporate Shareholder Services
The Bank of Bermuda Limited
6 Front Street
Hamilton HM11
Bermuda
Telephone: 1 441 299 6737

ADR Depositary
The Bank of New York
101 Barclay Street
Floor 22W
New York, NY 10286
Telephone: 1 888 269 2377

Paying Agent (France)
CCF
103 avenue des Champs Elysées
75008 Paris
Telephone: 33 1 40 70 22 56

STOCKBROKERS
Goldman Sachs
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

Back to Contents

HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom
Telephone: 44 020 7991 8888
Facsimile: 44 020 7992 4880
Web: www.hsbc.com

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HSBC HOLDINGS PLC

By:	/s/ Douglas J Flint_____
Name: Douglas J Flint
Title: Group Finance Director

Date: 5 March 2003

Item 19. Exhibits
Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description

1.1	Memorandum and Articles of Association of HSBC Holdings plc*

2.1	The total amount of long-term debt securities of HSBC Holdings plc authorized under any instrument does not exceed 10 percent of the total assets of the Group on a consolidated basis. HSBC Holdings plc hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of HSBC Holdings plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Agreement and Plan of Merger by and among HSBC Holdings plc, Household International Inc. and H2 Acquisition Corp. dated November 14, 2002.**

4.2	Employment Agreement dated November 14, 2002, by and between Household International Inc. and William F. Aldinger.

4.3	Service Agreement dated July 14, 1994 between HSBC Holdings plc and John R.H. Bond.

4.4	Service Agreement dated January 5, 1998 between Hongkong Bank of Canada and William Robert Patrick Dalton.

4.5	Service Agreement dated September 29, 1995 between HSBC Holdings plc and Douglas Jardine Flint.

4.6	Service Agreement dated March 9, 1998 between HSBC Holdings plc and Stephen Keith Green.

4.7	Service Agreement dated January 14, 2000 between HSBC Holdings plc and Alan Wayne Jebson.

8.1	Subsidiaries of HSBC Holdings plc (set forth in Note 26 to the consolidated financial statements included in this Form 20-F).

12.1	Certification of HSBC Holdings plc’s Group Chairman pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of HSBC Holdings plc’s Group Finance Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Annual Certification of HSBC Holdings plc’s Group Chairman and Group Finance Director pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of KPMG Audit plc.

14.2	Pages of HSBC Holdings plc’s 2000 Form 20-F dated February 26, 2001 relating to the Memorandum and Articles of Association of HSBC Holdings plc that are incorporated by reference into this Form 20-F.

14.3	Pages of HSBC Holdings plc’s 2001 Form 20-F dated March 4, 2002 relating to the Memorandum and Articles of Association of HSBC Holdings plc that are incorporated by reference into this Form 20-F.

*	As previously filed with the Securities and Exchange Commission on November 25, 2002, in Exhibit 3 to HSBC Holdings plc’s Form F-3.
**	As previously filed with the Securities and Exchange Commission on Annex A of HSBC Holdings plc’s Form F-4 Amendment No. 4 dated February 25, 2003.