Form 20-F
period 2004-12-31
HSBC HOLDINGS PLC
filed 2005-03-04
CIK 1089113

As filed with the Securities and Exchange Commission on March 4, 2005.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

Commission file number: 1-14930

HSBC Holdings plc
(Exact name of Registrant as specified in its charter)

N/A	United Kingdom
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organisation)

8 Canada Square
London E14 5HQ
United Kingdom
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered

Ordinary Shares, nominal value US$0.50 each. American Depository Shares, each representing 5 Ordinary Shares of nominal value US$0.50 each.	London Stock Exchange Hong Kong Stock Exchange Euronext Paris Bermuda Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934:

None

    The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004 was:

Ordinary Shares, nominal value US$0.50 each	11,172,075,550

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

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Highlights

HSBC’s Financial Statements and Notes thereon, as set out on pages 237 to 356, are prepared in accordance with UK Generally Accepted Accounting Principles (‘UK GAAP’). HSBC uses the US dollar as its reporting currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. As HSBC is listed on the New York Stock Exchange, it also reconciles certain financial information to US Generally Accepted Accounting Principles (‘US GAAP’), which differ in certain respects from UK GAAP as explained on page 322 and reconciled in Note 49 of the ‘Notes on the Financial Statements’. Unless otherwise stated, the numbers presented in this document have been prepared in accordance with UK GAAP.

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

	2004	2003
	US$m	US$m
For the year (excluding goodwill amortisation)
Operating profit before provisions[1]	24,712	19,990
Profit on ordinary activities before tax[2]	19,426	14,401
Profit attributable to shareholders[2]	13,658	10,359

For the year (as reported)
Operating profit before provisions	22,898	18,540
Profit on ordinary activities before tax	17,608	12,816
Profit attributable to shareholders	11,840	8,774
Dividends	(7,301)	(6,532)

At year-end
Shareholders’ funds	86,623	74,473
Capital resources	90,780	74,042
Customer accounts and deposits by banks	777,290	643,556
Total assets	1,276,778	1,034,216
Risk-weighted assets	759,210	618,662

	US$	US$
Per ordinary share
Earnings excluding goodwill amortisation[3]	1.25	0.99
Basic earnings	1.09	0.84
Diluted earnings	1.07	0.83
Dividends	0.66	0.60
Net asset value at year end	7.75	6.79

	At	At
	31 December	31 December
	2004	2003
Share information
US$0.50 ordinary shares in issue (million)	11,172	10,960
Market capitalisation (billion)	US$190	US$172
Closing market price per ordinary share:
– London	£8.79	£8.78
– Hong Kong	HK$133.00	HK$122.50
Closing market price per American Depositary Share (‘ADS’)[4]	US$85.14	US$78.82

	HSBC	Benchmark
Total shareholder return to 31 December 2004[5]
– over 1 year[6]	105	110

For the above footnotes, see ‘Footnotes to Financial Highlights’ on page 4.

H S B C   H O L D I N G S   P L C

Financial Highlights (continued)

Capital and performance ratios (annualised)
	2004	2003
	%	%
Capital ratios
Tier 1 capital	8.9	8.9
Total capital	12.0	12.0

Performance ratios (excluding goodwill amortisation)
Return on average invested capital[7]	15.2	13.7
Return on average net tangible equity[8,9]	25.4	24.7
Post-tax return on average tangible assets[9]	1.31	1.21
Post-tax return on average risk-weighted assets[9]	2.23	2.07

Performance ratios (as reported)
Return on average shareholders’ funds	14.4	13.0
Post-tax return on average total assets	1.12	1.01
Post-tax return on average risk-weighted assets	1.96	1.78

Credit coverage ratios
Provisions for bad and doubtful debts as a percentage of operating profits before goodwill amortisation and provisions	25.7	30.5
Provisions for bad and doubtful debts as a percentage of average gross customer advances:
– in aggregate	1.04	1.25
– Consumer Finance[10]	4.26	5.21
– other HSBC	0.19	0.38
Total provisions outstanding as a percentage of non-performing loans at year end:
– in aggregate	95.5	91.0
– Consumer Finance[10]	102.1	110.5
– other HSBC	92.5	82.1

Efficiency and revenue mix ratios
Cost:income ratio (excluding goodwill amortisation)[11]	51.1	51.3
As a percentage of total operating income:
– net interest income	61.3	62.3
– other operating income	38.7	37.7
– net fees and commissions	25.9	25.3
– dealing profits	5.1	5.3

Constant currency

Constant currency comparatives in respect of 2003 and 2002, used in the 2004 and 2003 commentaries respectively, are computed by retranslating into US dollars:

•	the profit and loss accounts for 2003 and 2002 of non-US dollar branches, subsidiary undertakings, joint ventures and associates at the average rates of exchange for 2004 and 2003 respectively; and

•	the balance sheets at 31 December 2003 and 2002 for non-US dollar branches, subsidiary undertakings, joint ventures and associates at the rates of exchange ruling at 31 December 2004 and 2003 respectively.

     No adjustment is made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currency of any HSBC branches, subsidiary undertakings, joint ventures and associates.

	2004 compared with 2003		2003 compared with 2002

	As	Constant	As	Constant
	reported	currency	reported	currency
	%	%	%	%
Operating income and cost growth
Net interest income	21	17	66	58
Fees and commissions (net)	26	17	33	24
Dealing profits	18	12	66	58
Total operating income	23	18	54	46
Administrative expenses (excluding goodwill amortisation)	23	17	41	32

For the above footnotes, see ‘Footnotes to Financial Highlights’ on page 4.

Back to Contents

Cost income ratio
	2004		2003

	As reported %	Constant Currency %	As reported %	Constant Curency %

Excluding goodwill amortisation	51.1	51.1	51.3	51.8

	Five-year comparison
		2004	2003	2002	2001	2000
		US$m	US$m	US$m	US$m	US$m
	At year-end
	Share capital	5,587	5,481	4,741	4,678	4,634
	Shareholders’ funds	86,623	74,473	51,765	45,688	45,631
	Capital resources[12]	90,780	74,042	57,430	50,854	50,964
	Customer accounts	693,751	573,130	495,438	449,991	427,069
	Undated subordinated loan capital	3,686	3,617	3,540	3,479	3,546
	Dated subordinated loan capital	22,800	17,580	14,831	12,001	12,676
	Loans and advances to customers[13]	669,831	528,977	352,344	308,649	289,837
	Total assets	1,276,778	1,034,216	758,605	695,545	673,503

	For the year
	Net interest income	31,024	25,598	15,460	14,725	13,723
	Other operating income	19,563	15,474	11,135	11,163	10,850
	Operating profit before provisions	22,898	18,540	10,787	10,484	10,486
	Provisions for bad and doubtful debts	(6,357)	(6,093)	(1,321)	(2,037)	(932)
	Profit on ordinary activities before tax	17,608	12,816	9,650	8,000	9,775
	Profit attributable to shareholders	11,840	8,774	6,239	4,992	6,457
	Dividends	(7,301)	(6,532)	(5,001)	(4,467)	(4,010)

		US$	US$	US$	US$	US$
	Per ordinary share
	Earnings excluding goodwill amortisation[3]	1.25	0.99	0.76	0.63	0.80
	Basic earnings	1.09	0.84	0.67	0.54	0.74
	Diluted earnings	1.07	0.83	0.66	0.53	0.73
	Dividends	0.66	0.60	0.53	0.48	0.435
	Net asset value at year end	7.75	6.79	5.46	4.88	4.92

	Share information
	US$0.50 ordinary shares in issue (millions)	11,172	10,960	9,481	9,355	9,268

		%	%	%	%	%
	Financial ratios
	Dividend payout ratio[14]	52.7	60.6	69.7	76.2	54.4
	Post-tax return on average total assets	1.12	1.01	0.97	0.86	1.31
	Return on average shareholders’ funds	14.4	13.0	12.4	10.6	15.8
	Average shareholders’ funds to average total assets	7.02	7.06	6.91	6.87	6.64

	Capital ratios
	Tier 1 capital	8.9	8.9	9.0	9.0	9.0
	Total capital	12.0	12.0	13.3	13.0	13.3

	Foreign exchange translation rates to US$
Closing	– US$1:£	0.517	0.560	0.620	0.690	0.670
	– US$1:€	0.733	0.793	0.953	1.130	1.076
Average	– US$1:£	0.546	0.612	0.666	0.695	0.660
	– US$1:€	0.805	0.885	1.061	1.117	1.084

For the above footnotes, see ‘Footnotes to Financial Highlights’ on page 4.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Highlights (continued)

Five-year comparison (continued)

Amounts in accordance with US GAAP

	2004	2003	2002	2001	2000
	US$m	US$m	US$m	US$m	US$m
Income statement for the year
Net income available for ordinary shareholders	12,506	7,231	4,900	4,911	6,236
Other comprehensive income	983	7,401	5,502	(1,439)	(511)
Dividends	(6,932)	(6,974)	(4,632)	(4,394)	(3,137)

Balance sheet at 31 December
Total assets	1,266,365	1,012,023	763,565	698,312	680,076
Shareholders’ funds	90,082	80,251	55,831	48,444	48,072

	US$	US$	US$	US$	US$
Per ordinary share
Basic earnings	1.15	0.69	0.52	0.53	0.71
Diluted earnings	1.13	0.69	0.52	0.53	0.70
Dividends	0.63	0.685	0.495	0.48	0.34
Net asset value at year end	8.06	7.32	5.89	5.18	5.19

Footnotes to ‘Financial Highlights’

1	Operating profit before provisions and excluding goodwill amortisation can be reconciled to the equivalent reported measure by deducting goodwill amortisation of US$1,814 million (2003: US$1,450 million).

2	The profit on ordinary activities before tax and the profit attributable to shareholders excluding, in each case, goodwill amortisation, can be reconciled to the equivalent reported measures by deducting goodwill amortisation, including that attributable to joint ventures and associates, of US$1,818 million (2003: US$1,585 million).

3	Earnings excluding goodwill amortisation per ordinary share are calculated by dividing profit excluding goodwill amortisation attributable to shareholders (as explained in note 2 above) by the weighted average number of ordinary shares in issue and held outside the Group during the year, which is the same number used in the calculation of basic earnings per share on a reported basis.

4	Each ADS represents five ordinary shares.

5	Total shareholder return (‘TSR’) is defined on page 220.

6	The current TSR peer group benchmark, which is designed to reflect the Group’s geographical profile and business mix, consists of three elements weighted as follows:

(i) 50 per cent is applied to a peer group of nine banks weighted by market capitalisation. The nine banks are ABN AMRO Holding N.V., Bank of America Corporation, Citigroup Inc., Deutsche Bank AG, JPMorgan Chase & Co., The Royal Bank of Scotland Group plc, Banco Santander Central Hispano SA, Standard Chartered PLC and UBS AG;

(ii) 25 per cent is applied to the five largest banks from each of US, the UK, continental Europe and Asia, other than those included in (i) above, weighted by market capitalisation;

(iii) 25 per cent is applied to the banking sector of the Morgan Stanley Capital International World Index (‘MCIWI’), excluding any banks included in (i) and (ii) above, weighted by market capitalisation.

7	The definition of return on invested capital and a reconciliation to the equivalent GAAP measures are set out on page 43.

8	The return on average net tangible equity is defined as attributable profit excluding goodwill amortisation of US$13,658 million (2003: US$10,359 million) divided by average shareholders’ funds after deduction of average purchased goodwill of US$53.9 billion (2003: US$42.0 billion).

9	Average net tangible equity and average tangible assets are calculated by deducting average purchased goodwill net of cumulative amortisation of US$28.2 billion (2003: US$25.4 billion). The calculation of average risk-weighted assets is the same for both the reported basis and that excluding goodwill amortisation.

10	Comprises the consumer finance business of HSBC Finance Corporation (formerly Household International, Inc.) and the US residential mortgages and credit card portfolios acquired by HSBC Bank USA, N.A. (‘HSBC Bank USA’) from HSBC Finance Corporation and its correspondents since December 2003.

11	The cost:income ratio, excluding goodwill amortisation, is defined as operating expenses excluding goodwill amortisation of US$1,814 million (2003: US$1,450 million) divided by operating income.

12	Capital resources are defined on page 174. A detailed computation for 2004 and 2003 is provided on page 177.

13	Net of suspended interest and provisions for bad and doubtful debts.

14	Dividends per share expressed as a percentage of earnings per share (excluding goodwill amortisation).

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

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These factors include, among others:

•	changes in general economic conditions in the markets in which HSBC operates, such as:

	–	changes in foreign exchange rates, in both market exchange rates (for example, between the US dollar and the pound sterling) and government-established exchange rates (for example, between the Hong Kong dollar and the US dollar);

	–	volatility in interest rates;

	–	volatility in equity markets, including in the smaller and less liquid trading markets in Asia and South America;

	–	lack of liquidity in wholesale funding markets in periods of economic or political crisis;

	–	illiquidity and downward price pressure in national real estate markets, particularly consumer-owned real estate markets;
	–	the impact of lower than expected investment returns on the burden of funding private and public sector defined benefit pensions;

	–	the effect of unexpected changes in actuarial assumptions on longevity which would influence the funding of private and public sector defined benefit pensions;

	–	continuing or deepening recessions and employment fluctuations; and

	–	consumer perception as to the continuing availability of credit, and price competition in the market segments served by HSBC.

•	changes in governmental policy and regulation, including:

	–	the monetary, interest rate and other policies of central banks and bank and other regulatory authorities, including the UK Financial Services Authority, the Bank of England, the Hong Kong Monetary Authority, the US Federal Reserve, the European Central Bank, the People’s Bank of China and the central banks of other leading economies and markets where HSBC operates;

	–	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;

	–	initiatives by local, state and national regulatory agencies or legislative bodies to revise the practices, pricing or responsibilities of financial institutions serving their consumer markets;

	–	changes in bankruptcy legislation in the principal markets in which HSBC operates and the consequences thereof;

	–	general changes in governmental policy that may significantly influence investor decisions in particular markets in which HSBC operates;

	–	other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for HSBC’s products and services;

	–	the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements;

Back to Contents

H S B C   H O L D I N G S   P L C

Cautionary Statement regarding Forward-Looking Statements (continued)

	–	the ability of the Government of Argentina to attract international support for the measures necessary to restructure its debt obligations and create a viable financial system with stability in monetary, fiscal and exchange rate policies; and

	–	the effects of competition in the markets where HSBC operates including increased competition resulting from new types of affiliations between banks and financial services companies, including securities firms, particularly in the United States.

•	transition to International Financial Reporting Standards

	–	the adoption of International Financial Reporting Standards (‘IFRS’) from 1 January 2005 is the most significant accounting development for HSBC. The European Union (‘EU’) requires that listed European companies prepare their 2005 financial statements in accordance with EU-approved IFRS. HSBC’s 2005 interim financial statements will, therefore, be prepared in accordance with IFRS. The European Union endorsement process for IFRS is ongoing but the majority of standards are now endorsed. HSBC has substantially completed its transition to IFRS. The process of refining systems and processes in order to collect data on a fully IFRS-compliant basis for 2005 reporting is well advanced. On 9 December 2004, HSBC filed with the US Securities and Exchange Commission a summary of the applicable significant differences between UK GAAP and IFRS. This should be referred to for details of the major expected IFRS effects on HSBC Group, and is available from http://www.hsbc.com/hsbc/ investor_centre/financial-results, although, as work continues and standards develop other effects may emerge. HSBC currently intends to file 2004 comparative data and the 2005 opening balance sheet on an IFRS basis in the second quarter of 2005. However, HSBC’s results for periods prior to 2004 will not be restated and its results for 2005 and subsequent years will not be comparable to these prior periods.
•	factors specific to HSBC:

	–	the success of HSBC in adequately identifying the risks it faces, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, HSBC’s ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses;

	–	the success of HSBC in integrating the recently acquired Losango Promotora de Vendas Limitada, The Bank of Bermuda Limited and Marks and Spencer Retail Financial Services Holdings Limited; and

	–	the success of HSBC in working with Bank of Communications Limited to generate a satisfactory return from HSBC’s 19.9 per cent equity participation.

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

Exchange Controls and Other Limitations affecting Equity Security Holders

There are currently no UK laws, decrees or regulations which would prevent the import or export of capital or remittance of distributable profits by way of dividends and other payments to holders of HSBC Holdings’ equity securities who are not residents of the United Kingdom. There are also no restrictions under the laws of the United Kingdom or the terms of the Memorandum and Articles of Association of HSBC Holdings concerning the right of non-resident or foreign owners to hold HSBC Holdings’ equity securities or, when entitled to vote, to do so.

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business

Introduction

HSBC is one of the largest banking and financial services organisations in the world, with a market capitalisation of US$190 billion at 31 December 2004.

Headquartered in London, HSBC operates through long-established businesses and has an international network of over 9,800 offices in 77 countries and territories in five geographical regions: Europe; Hong Kong; the rest of Asia-Pacific, including the Middle East and Africa; North America; and South America. Within these regions, a comprehensive range of financial services is offered to personal, commercial, corporate, institutional, investment and private banking clients. HSBC manages its business through the following customer groups: Personal Financial Services; Commercial Banking; Corporate, Investment Banking and Markets; and Private Banking. Although part of Personal Financial Services, the consumer finance business originated by HSBC Finance Corporation is treated as distinct and has accordingly been separately identified. Services are delivered through businesses which usually operate as domestic banks, typically with large retail deposit bases and strong liquidity and capital ratios. In North America, HSBC Finance Corporation is one of the largest consumer finance companies in the US, and is substantially funded in the wholesale market.

The establishment of HSBC and its hexagon symbol as a uniform, consumer brand name has ensured that it has become an increasingly familiar sight across the world.

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

     As each acquisition has been made, HSBC has focused on integrating its newly acquired operations with its existing businesses with a view to maximising the synergy between the various components. Key to this integration process is the blending of local and international expertise.

The most significant developments are described below. Other acquisitions in 2004 are discussed in the ‘Financial Review’ on pages 26 to 178.

The Hongkong and Shanghai Banking Corporation purchased The Mercantile Bank of India Limited and The British Bank of the Middle East, now HSBC Bank Middle East Limited (‘HSBC Bank Middle East’) in 1959. In 1965, The Hongkong and Shanghai Banking Corporation acquired a 51 per cent interest (subsequently increased to 62.14 per cent) in Hang Seng Bank Limited (‘Hang Seng Bank’), consolidating its position in Hong Kong. Hang Seng Bank is the second-largest listed bank in Hong Kong by market capitalisation.

The Hongkong and Shanghai Banking Corporation entered the US market in 1980 by acquiring a 51 per cent interest in Marine Midland Banks, Inc. now HSBC USA, Inc. The remaining interest was acquired in 1987.

In 1981, The Hongkong and Shanghai Banking Corporation incorporated its existing Canadian operations. HSBC Bank Canada has since made numerous acquisitions, expanding rapidly to become the largest foreign-owned bank in Canada and the seventh-largest overall at 31 December 2004.

From the early 1980s, The Hongkong and Shanghai Banking Corporation began to focus its acquisition strategy on the UK. In 1987, it purchased a 14.9 per cent interest in Midland Bank plc, now HSBC Bank plc (‘HSBC Bank’), one of the UK’s principal clearing banks. In 1991, HSBC Holdings plc was established as the parent company of the HSBC Group and, in 1992, it purchased the remaining interests in HSBC Bank. In connection with this acquisition, HSBC’s head office was transferred from Hong Kong to London in January 1993.

In 1997, HSBC assumed selected assets, liabilities and subsidiaries of Banco Bamerindus do Brasil S.A., now HSBC Bank Brasil S.A.-Banco Múltiplo (‘HSBC Bank Brazil’) following the intervention of the Central Bank of Brazil, and in Argentina completed the acquisition of Grupo Roberts, now part of HSBC Bank Argentina S.A. (‘HSBC Bank Argentina’).

Back to Contents

     In December 1999, HSBC acquired Republic New York Corporation, subsequently merged with HSBC USA, Inc., and Safra Republic Holdings S.A. In July 2004, HSBC Bank USA, Inc. merged with HSBC Bank & Trust (Delaware) N.A. to form HSBC Bank USA.

     To expand its base in the eurozone, in October 2000 HSBC completed its acquisition of 99.99 per cent of the issued share capital of Crédit Commercial de France S.A., now CCF S.A. (‘CCF’), a major French banking group.

     In 2002, HSBC made further steps in expanding its presence in North America, completing the acquisition of 99.59 per cent of Grupo Financiero Bital, S.A. de C.V. (now Grupo Financiero HSBC, S.A. de C.V. (‘HSBC Mexico’)), the fifth-largest banking group in Mexico measured by assets and the third by customer deposits.

     Mainland China remains a critical long-term growth area for the Group. In 2002, HSBC completed the acquisition of a 10 per cent equity stake in Ping An Insurance Company of China Limited (‘Ping An Insurance’). Ping An Insurance is the second-largest life insurer and the third-largest property and casualty insurer in mainland China. In June 2004 Ping An Insurance listed its shares through an initial public offering (‘IPO’) in Hong Kong. HSBC invested a further US$168 million, reducing its holding to 9.99 per cent.

     In March 2003, HSBC acquired Household International, Inc. which, in December 2004, changed its name to HSBC Finance Corporation. HSBC Finance Corporation offers HSBC national coverage in the US for consumer lending, credit cards and credit insurance through various distribution channels.

     Also in 2003, HSBC acquired assets in Brazil, including all the shares of Banco Lloyds TSB S.A.-Banco Múltiplo and a consumer finance company, Losango Promotora de Vendas Limitada (‘Losango’).

     In February 2004, the acquisition of The Bank of Bermuda Limited (‘Bank of Bermuda’) was completed for US$1.2 billion, adding a strong position in the local banking market in Bermuda and significant scale and geographical spread to HSBC’s existing international funds administration, private banking, trust and payments and cash management businesses.

     In May 2004, Hang Seng Bank acquired 15.98 per cent of Industrial Bank Co. Limited (‘Industrial Bank’) for US$208 million. With over 260 outlets in mainland China, Industrial Bank is one of only 10 national joint-stock banks, and had total assets of approximately US$23 billion at 31 December 2003.

     In June 2004, HSBC acquired 14.62 per cent of UTI Bank in India for US$68 million. With over 250 branches, UTI has the second largest retail banking network amongst Indian private sector banks.

     In August 2004, HSBC completed the largest single equity investment in a mainland China bank by a foreign bank when it acquired 19.9 per cent of Bank of Communications Limited (‘Bank of Communications’) for US$1,747 million. Bank of Communications is mainland China’s fifth largest bank, with assets of US$112 billion and approximately 2,700 branches in 137 cities in mainland China as at 31 December 2003.

     In November 2004, HSBC completed the acquisition of 100 per cent of Marks and Spencer Retail Financial Services Holdings Limited, which trades as Marks and Spencer Money (‘M&S Money’) for US$1,044 million, M&S Money is one of the UK’s top 10 credit card providers.

Outlook

In 2005, the Group expects consumer spending growth to slow across much of the Western world, bringing increased competition and pricing pressure on available business. The slowdown in consumer spending is expected to be reflected in a heightened focus on efficiency and economies of scale in the corporate sector, which may trigger increased merger and acquisition activity, a trend already evident in 2005. The pressure to reinforce personal long-term savings and tighten fiscal discipline, as government responsibility for pension and healthcare programmes is clarified, are likely to contribute to slower consumer spending in the western world.

     By contrast, in emerging markets such as Brazil, Mexico, India and the Association of South East Asian Nations (‘ASEAN’) countries, relatively stable currencies and historically low interest rates are expected to continue to promote consumer activity, fuelling domestic growth and reducing export dependence. Mainland China is expected to continue to play an increasingly important role, not only through its burgeoning exports, but also as a major and growing market for commodity producing countries and for those developed countries that are supplying the technology, equipment and services to support its economic expansion.

     The Group is alive to the changing nature of the global economy and the accelerating pace of change, and monitors the impact on sentiment and consumer spending of strong domestic property prices, which in many markets are proving resilient to rising interest rates. While such resilience is understandable in the context of historically low nominal interest rates and a generally limited appetite for alternative investment opportunities, in the long run property prices reflect income growth and, therefore, a correction in some markets cannot be discounted.

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

     Against this backdrop, HSBC expects to focus on building its businesses where it has comparative advantage. HSBC also expects its lending to consumers around the world to continue to rise as a proportion of total lending, partly reflecting domestic growth trends and credit demand in emerging markets, but also in response to the introduction of its US consumer finance model, with its emphasis on real estate secured lending and its scale advantages in credit card lending, to new geographical markets. In North America, HSBC expects its business to grow as the US economy demonstrates its flexibility and responds to the lower value of the dollar.

Strategy
<<<<

At the end of 2003, HSBC launched ‘Managing for Growth’, a strategic plan that provides HSBC with a blueprint for growth and development during the next five years. The strategy is evolutionary, not revolutionary. It builds on HSBC’s strengths and it addresses the areas where further improvement is considered both desirable and attainable.

     Management’s vision for the Group remains consistent: HSBC aims to be the world’s leading financial services company. In this context, ‘leading’ means preferred, admired and dynamic, and being recognised for giving the customer a fair deal. HSBC will strive to secure and maintain a leading position within each of its customer groups in selected markets.

     HSBC will concentrate on growing earnings over the long term at a rate which will place it favourably when compared with its peer group. It will also focus on investing in its delivery platforms, its technology, its people and its brand to support the future value of HSBC as reflected in its comparative stock market rating and total shareholder return (‘TSR’). HSBC remains committed to benchmarking its performance by comparison with a peer group. For full details of the benchmark, see footnote 6 in the ‘Footnotes to Financial Highlights’ on page 4.

     HSBC’s core values are integral to its strategy, and communicating them to customers, shareholders and employees is intrinsic to the plan. These values comprise an emphasis on long-term, ethical client relationships; high productivity through teamwork; a confident and ambitious sense of excellence; being international in outlook and character; prudence; creativity and customer focused marketing.

      The plan also reaffirms HSBC’s recognition of its corporate social responsibility (‘CSR’). HSBC has always aspired to the highest standards of conduct, recognises its wider obligations to society and believes there is a strong link between CSR and long-term success. Moreover, the pressures to comply with public expectations across a wide spectrum of social, ethical and environmental issues are growing rapidly. The strategy therefore calls for a renewed emphasis on CSR and for increased external communication of the Group’s CSR policies and performance, particularly on education and the environment, which will remain the principal beneficiaries of HSBC’s philanthropic activities.

      HSBC’s new plan is led by customer groups, and specific strategies will be implemented for each of them. HSBC believes that by organising its internal and external reporting around customer groups, it reinforces to all its employees the Group’s customer focus.

      The acquisition of HSBC Finance Corporation in 2003, and subsequent skills sharing and technology transfer, have highlighted the importance within Personal Financial Services of a distinct customer group, Consumer Finance, to augment HSBC’s existing activities. HSBC’s other customer groups are Commercial Banking; Corporate, Investment Banking and Markets; and Private Banking.

      Key elements in achieving HSBC’s objectives for its customer groups will be accelerating the rate of growth of revenue; developing the brand strategy further; improving productivity; and maintaining the Group’s prudent risk management and strong financial position. Developing the skills of HSBC’s staff will also be critical and it will be necessary to ensure that all employees understand how they can contribute to the successful achievement of the Group’s objectives. Employees who do make such a contribution will be rewarded accordingly.

      Operational management will continue to be organised geographically under four regional intermediate head offices, with business activities concentrated in locations where growth and critical mass are to be found.

    The plan contains eight strategic imperatives:

•	Brand: make HSBC and its hexagon symbol one of the world’s leading brands for customer experience and corporate social responsibility;

•	Personal Financial Services: drive growth in key markets and through appropriate channels to make HSBC the strongest global player in personal financial services;

Back to Contents

•	Consumer Finance: extend the reach of this business to existing customers through a wider product range and penetrate new markets;

•	Commercial Banking: make the most of HSBC’s international customer base through effective relationship management and improved product offerings in all the Group’s markets;

•	Corporate, Investment Banking and Markets: accelerate growth by enhancing capital markets and advisory capabilities focused on client service in defined sectors where HSBC has critical relevance and strength;

•	Private Banking: serve the Group’s highest value personal clients around the world;

•	People: attract, develop and motivate HSBC’s people, rewarding success and rejecting mediocrity; and

•	TSR: fulfil HSBC’s TSR target by achieving strong competitive performances in earnings per share growth and efficiency.

Employees and management

At 31 December 2004, HSBC’s customers were served by 253,000 employees (including part-time employees) worldwide, compared with 232,000 at 31 December 2003 and 192,000 at 31 December 2002. The main centres of employment are the UK with 56,000 employees, the US 43,000, Brazil 28,000, Hong Kong 26,000, Mexico 20,000 and France 14,000. HSBC negotiates with recognised unions, and estimates that approximately 40 per cent of its employees are unionised. The highest concentrations of union membership are in Brazil, France, India, Malaysia, Malta, Mexico, the Philippines, Singapore and the UK. As a result of well-developed communications and consultation programmes, HSBC has not experienced any material disruptions to its operations from labour disputes during the past five years.

     In support of its new strategy, HSBC focuses on attracting, developing and motivating the very best individuals, particularly graduates, and on encouraging talent internally. Emphasis is placed on performance management; differentiated rewards; succession planning; diversity; and learning and development, with priority accorded to enhancing sales and relationship management skills. HSBC continues to endeavour to ensure that employees’ engagement with the business is maximised as this is beneficial to shareholders, employees and customers alike.

     HSBC’s diverse workforce represents a significant competitive advantage. The broad cultural mix and increasing cross-border mobility of its employees enables HSBC to resource operations with individuals who have detailed knowledge of local markets and of HSBC globally. This strengthens international networks and facilitates the sharing of best practices. In addition, a continuing focus on policies that encourage an inclusive working environment and the availability of career opportunities for all is critical to HSBC being an employer of choice. HSBC seeks to maintain an employee profile that reflects its customer base.

     HSBC operates in a highly competitive and international business environment. Through its network of international operations, it has the advantage of being able to respond to the availability of talented employees wherever they are, in order to enhance customer service and improve productivity. As education levels improve globally and as investments in technology and telecommunications facilitate access at competitive cost to hitherto untapped resources, the balance of employment will change and global resource centres of excellence will emerge. Job losses may arise in some countries, but HSBC has a good record of communicating openly and sensitively in these circumstances, and of reassigning employees and minimising compulsory redundancies wherever possible.

     HSBC seeks to promote and recruit the most able people and attaches great importance to cultivating its own talent. Resources have been set aside to ensure a supply of talented individuals to meet business succession needs, with support provided for these employees in the form of career enhancement and personal development programmes. In addition, HSBC recognises that there are lessons to be learned from other successful businesses, and will recruit from non-banking industries where appropriate.

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

Customer Groups

Profit before tax by customer group
(reported basis)

Year ended 31 December 2004

Total assets1 by customer group

Year ended 31 December 2004

1	Excludes Hong Kong Government certificates of indebtedness.

Personal Financial Services

Personal Financial Services provides some 41 million individual and self-employed customers with a wide range of banking and related financial services. The precise nature of the products and services provided is, to some extent, driven by local regulations, market practices, and the market positioning of HSBC’s local business. Typically, products provided include current and savings accounts, mortgages and secured and unsecured personal loans, credit cards, and local payments services.

     Personal Financial Services customers prefer to conduct their financial business at times convenient to them, using a range of delivery channels. The availability of a number of such channels, including traditional and automated branches and service centres, self-service terminals, call centres and internet capabilities, facilitates the exercise of choice increasingly effectively.

     Delivering the right products and service propositions for particular target markets is a fundamental requirement in any retail service business, and market research and customer analysis is key to developing an in-depth understanding of significant customer segments and their needs. This understanding of the customer ensures that Customer Relationship Management (‘CRM’) systems are effectively used to identify and fulfil sales opportunities, and to manage the sales process.

     HSBC Premier is a premium banking proposition for HSBC’s more valuable retail customers. HSBC Premier provides personalised relationship management, 24-hour priority telephone access, global travel assistance and cheque encashment facilities. There are now over one million HSBC Premier customers, who can use more than 250 specially designated Premier branches and centres in 33 countries and territories, either when visiting, or on a more permanent basis if they require a banking relationship in more than one country.

     Insurance and investment products play an important need in meeting the requirements of customers. Insurance products sold and distributed by HSBC through its branch networks include loan and health protection life, property, casualty and health insurance, and pensions. HSBC acts both as a broker and an underwriter, and sees continuing opportunities to deliver insurance products to its personal customer base. HSBC also makes available a wide range of investment products through its branch networks. Third party funds and proprietary funds are available, and include traditional ‘long only’ equity and bond funds, structured funds that provide capital security as well as an opportunity for enhanced return, and ‘fund of funds’ products which offer customers the ability to diversify their investment across a range of best in class fund managers selected through a rigorous and objective selection process. Comprehensive financial planning services covering customers’ investment; retirement, personal and asset protection needs are offered through specialist financial planning managers.

     High net worth individuals and their families who choose the differentiated services offered within Private Banking are not included in this customer group.

Consumer Finance

Within Personal Financial Services, HSBC Finance Corporation’s operations in the US, the UK and Canada make credit available to customer groups not well catered for by traditional banking operations, facilitate point-of-sale credit in support of retail purchases and support major affiliate credit card programmes. At 31 December 2004 HSBC Finance Corporation had over 57 million customers with total gross advances of US$141.9 billion. Consumer Finance products are offered through the following businesses of HSBC Finance Corporation:

Back to Contents

     The consumer lending business is one of the largest sub-prime home equity originators in the US, marketed under the HFC and Beneficial brand names through a network of over 1,300 branches in 46 states, direct mail, telemarketing, strategic alliances and the internet. ‘Sub-prime’ is a US categorisation which describes customers who have limited credit histories, modest incomes, high debt-to-income ratios, high loan-to-value ratios (for real estate secured products) or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related actions. Consumer lending products include secured and unsecured loans such as first and second lien closed-end mortgages, open-ended home equity loans, personal loans and retail finance contracts. Consumer lending also offers a near-prime mortgage product which was first introduced in 2003 to broaden the range of customers to which its products are relevant.

     The mortgage services business purchases first and second lien residential mortgage loans, including open-end home equity loans, from a network of over 200 unaffiliated third party lenders (‘correspondents’) in the US. Purchases are primarily of pools of loans (‘bulk acquisitions’), but also include individual loan portfolios (‘flow acquisitions’), made under predetermined underwriting guidelines. Forward commitments are offered to selected correspondents to strengthen relationships and create a sustainable growth channel for this business. HSBC Finance Corporation, through its subsidiary, Decision One Mortgage Company, also offers mortgage loans referred by mortgage brokers.

     The retail services business is one of the largest providers of third party private label credit cards (or store cards) in the US based on receivables outstanding, with over 70 merchant relationships and 15.5 million active customer accounts.

     In addition to originating and refinancing motor vehicle loans, HSBC Finance Corporation’s motor vehicle finance business purchases retail instalment contracts of US customers who do not have access to traditional prime-based lending sources. The loans are largely sourced from a network of approximately 5,200 motor dealers.

     The credit card services business is the sixth largest issuer of MasterCard®1 and Visa®1 credit cards in the US, and also includes affiliation cards such as the GM Card® and the AFL-CIO Union Plus®2 credit card. Also, credit cards issued in the name of Household Bank and Orchard Bank brands are offered to customers under-served by traditional providers, or are marketed primarily through merchant relationships established by the retail services business.

     A wide range of insurance services is offered by HSBC Finance Corporation to customers in the US, the UK and Canada who are typically not well served by traditional sources.

     The taxpayer financial services business accelerates access to funds for US taxpayers who are entitled to tax refunds. The business is seasonal with most revenues generated in the first three months of the year.

     HSBC Finance Corporation’s business in the UK provides mid-market consumers with mortgages, secured and unsecured loans, insurance products, credit cards and retail finance products. It concentrates on customer service through its 216 HFC Bank and Beneficial branches, and finances consumer electronic goods, through its retail finance operations. In Canada, similar products are offered, and deposits are taken, through HSBC Finance Corporation’s trust operations there.

Commercial Banking

HSBC is one of the world’s leading banks in the provision of financial services and products to small, medium-sized and middle market businesses, with over two million customers including sole proprietors, partnerships, clubs and associations, incorporated businesses and publicly quoted companies.

     At 31 December 2004, HSBC had total commercial customer account balances of US$137.8 billion and total commercial customer loans and advances, net of suspended interest and provisions for bad and doubtful debts, of US$129.9 billion.

1	Visa is a registered trademark of VISA USA, Inc.and MasterCard is a registered trademark of MasterCard International, Incorporated.
2	The Union Plus MasterCard and Visa credit card programme is an affinity arrangement with Union Privilege under which credit cards are offered to members of unions affiliated with the American Federation of Labor and Congress of Industrial Organizations (‘AFL-CIO’).

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

     Commercial Banking places particular emphasis on multi-disciplinary and geographical collaboration in meeting its commercial customers’ needs, thereby differentiating, broadening and enhancing its offering. The range of products includes:

     Payments and cash management: HSBC is a leading provider of payments, collections, liquidity management and account services worldwide, enabling commercial customers to manage their cash efficiently on a global basis. HSBC’s extensive network of offices and strong domestic capabilities in many countries, including direct access to local clearing systems, enhance its ability to provide high-quality cash management services.

     Treasury and capital markets: Commercial Banking customers have long been volume users of the Group’s foreign exchange capabilities. These are now being supplemented with more sophisticated currency and interest rate options.

     Investment Banking: A small number of Commercial Banking customers need occasional investment banking advisory support. Co-operation with Corporate, Investment Banking and Markets ensures that in most key markets such requirements can be serviced internally.

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

Corporate, Investment Banking and Markets

HSBC’s Corporate, Investment Banking and Markets business provides tailored financial solutions to major government, corporate and institutional clients worldwide. Managed as a global business, this customer group operates a long-term relationship management approach to build a full understanding of clients’ financial requirements. Sectoral client service teams comprising relationship managers and product specialists develop financial solutions to meet individual client needs. With dedicated offices in over 50 countries and with access to HSBC’s worldwide presence and capabilities, this business serves subsidiaries and offices of its clients on a global basis.

     Products and services offered include:

     Global Markets: HSBC’s operations in Global Markets consist of treasury and capital markets services for supranationals, central banks, corporations, institutional and private investors, financial institutions and other market participants. Products include:

•	foreign exchange;

•	currency, interest rate, bond, credit, equity and other specialised derivatives;

•	government and non-government fixed income and money market instruments;

•	precious metals and exchange traded futures;

•	equity services, including research, sales and trading for institutional, corporate and private clients and asset management services, including global investment advisory and fund management services; and

•	distribution of capital markets instruments, including debt, equity and structured products, utilising links with HSBC’s global networks.

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

Back to Contents

Corporate and Institutional Banking: This
includes:

•	direct lending, including structured finance for complex investment facilities;

•	leasing finance with an emphasis on ‘large ticket’ transactions; and

•	deposit-taking.

Global Investment Banking: This comprises:

•	capital raising, both publicly and privately, including debt and equity capital, structured finance and syndicated finance;

•	corporate finance and advisory services for mergers and acquisitions, asset disposals, stock exchange listings, privatisations and capital restructurings;

•	project and export finance services providing non-recourse finance to exporters, importers and financial institutions, and working closely with all major export credit agencies; and

•	financing and risk advisory services.

Asset management services: This comprises asset management products and services for institutional investors, intermediaries and individual investors and their advisers.

Private Banking

HSBC is one of the world’s leading international private banking groups with total client funds under management of US$178 billion at 31 December 2004. 2004 was the first year in which the name ‘HSBC Private Bank’ was used for worldwide marketing of its principal private banking business.

     Drawing on the strength of the HSBC Group and utilising the best products from the marketplace, Private Banking works with its clients to offer both traditional and innovative ways to manage and preserve wealth whilst optimising returns. Products and services offered include:

     Investment services: These comprise both advisory and discretionary investment services. A wide range of investment vehicles is covered, including bonds, equities, derivatives, structured products, mutual funds and hedge funds. Supported by six major advisory centres in Hong Kong, Singapore, Geneva, New York, Paris and London, Private Banking seeks to select the most suitable investments for clients’ needs and investment strategies.

     Global wealth solutions: These comprise inheritance planning, trustee and other fiduciary services designed to protect existing wealth and create tailored structures to preserve wealth for future generations. Areas of expertise include trusts, foundations, charitable trusts, private investment companies, insurance vehicles and offshore structures.

     Specialist advisory services: Private Banking offers expertise in several specialist areas of wealth management including tax advisory, family office advisory, charities and foundations, media, diamonds and jewellery, and real estate. Specialist advisers are available to deliver products and services that are tailored to meet the full range of high net worth clients’ individual financial needs.

     General banking services: These are the ancillary services necessary for the management of clients’ finances. They include treasury and foreign exchange, offshore and onshore deposits, tailor-made loans and internet banking. The skills and products available in HSBC’s other customer groups, such as corporate banking, investment banking and insurance, are also offered to Private Banking clients.

     Private Banking services are also provided by HSBC Guyerzeller and HSBC Trinkaus & Burkhardt.

Geographical Regions

Profit before tax split by geographical region
(reported basis)

Year ended 31 December 2004

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

Total assets1 split by geographical region

As at 31 December 2004

1	Excludes Hong Kong Government certificates of indebtedness.

Additional information regarding business developments in 2004, as well as comparative information relating to developments in 2003, may be found in the ‘Financial Review’ on pages 26 to 178.

Europe

HSBC’s principal banking operations in Europe are HSBC Bank, CCF and HSBC Private Bank (Suisse). HSBC provides a wide range of banking, treasury and financial services to personal, commercial and corporate customers in the UK, France, and across continental Europe, with strong coverage in Turkey and Malta. HSBC’s strategy is to build long-term relationships, attracting customers through value-for-money products and high-quality service.

Hong Kong

HSBC’s principal banking subsidiaries in Hong Kong are The Hongkong and Shanghai Banking Corporation and Hang Seng Bank. The Hongkong and Shanghai Banking Corporation is the largest bank incorporated in Hong Kong and is HSBC’s flagship bank in the Asia-Pacific region. It is one of Hong Kong’s three note-issuing banks, accounting for more than 63 per cent by value of banknotes in circulation in 2004.

Rest of Asia-Pacific (including the Middle East)

The Hongkong and Shanghai Banking Corporation offers personal, commercial, corporate and investment banking and markets services in mainland China. The bank’s network spans 12 major cities, comprising ten branches, three sub-branches and two representative offices. Hang Seng Bank offers personal and commercial banking services and operates five branches, two sub-branches, and two representative offices in seven cities in mainland China.

     Outside Hong Kong and mainland China, the HSBC Group conducts business in the Asia-Pacific region primarily through branches and subsidiaries of The Hongkong and Shanghai Banking Corporation, with particularly strong coverage in India, Indonesia, Korea, Singapore and Taiwan. HSBC’s presence in the Middle East is led by HSBC Bank Middle East, the largest foreign-owned bank in the region; in Australia by HSBC Bank Australia Limited; and in Malaysia by HSBC Bank Malaysia, which has the second largest presence of any foreign-owned bank in the country.

North America

HSBC’s North American business covers the United States, Canada, Mexico, Bermuda and Panama. Operations are primarily conducted in the US through HSBC Bank USA in New York State and HSBC Finance Corporation, based outside Chicago. HSBC’s Canadian and Mexican operations are run through HSBC Bank Canada and HSBC Mexico, respectively.

South America

HSBC’s operations in South America principally comprise HSBC Bank Brazil and HSBC Bank Argentina. HSBC operates the tenth largest insurance business in Brazil, and offers consumer finance products there through its subsidiary, Losango. HSBC also has one of the largest insurance businesses in Argentina, HSBC La Buenos Aires and, through HSBC Máxima and HSBC New York Life, offers pensions and life assurance in Argentina.

Competitive environment

HSBC faces strong competition in all the markets it serves. It competes with other financial institutions, including commercial banks; consumer finance companies; savings and loan associations; credit unions; retailers; brokerage firms; and investment companies. In investment banking, HSBC faces competition from both investment banks and the investment banking operations of other commercial banks.

Global factors

Consolidation in the banking industry: Consolidation of banks and financial services companies has been a continuing trend over many years. This trend, at both local and international levels, has created a larger number of banks, financial services companies and mono-line providers capable of competing directly with HSBC across a wide range of services.

Back to Contents

     Limited market growth: In HSBC’s largest markets, the UK, the US and Hong Kong, there is generally limited capacity for market growth in the provision of basic banking services. However, there is potential for growth in the provision of a wider array of financial services to both existing and new customers, and for expansion into new market and customer segments, particularly in the field of consumer finance.

     Advances in technology: As the internet and related technologies has continued to mature, the delivery of financial services and banking products through both remote and automated delivery channels has introduced both new competitive challenges and opportunities for HSBC. While specialist providers and non-financial organisations can deliver a growing range of services across a wide variety of electronic channels, mainstream banks are also competing fiercely for the growing number of customers who now prefer to use this medium. As these technologies mature, brand differentiation becomes more difficult and costly. HSBC continues to offer customers access to its full range of services in the manner they most prefer. Internet, interactive TV, mobile phone, WAP and telephone banking all complement the more traditional branch network.

Regional factors

Europe

UK

While overall market growth has remained relatively limited the continuing demand for consumer credit in the past few years has intensified competition among the established players and attracted a number of new entrants, particularly from non financial services providers. Competition from mono-line providers of both consumer lending and savings products has grown in recent years often through the use of attractive pricing to capture market share.

     Consolidation in the market for credit and charge cards has increased in recent years as retailers look to outsource their finance company operations to established players rather than running them in-house. This has led to a greater concentration of the industry in the hands of a relatively small number of providers and attracted the attention of the Office of Fair Trading (‘OFT’).

     In March the OFT referred the supply of store card services to the Competition Commission following a study of the £4.8 billion industry. The study concluded that there were features of the sector, both in the supply of store card credit to consumers and in the supply of store card services, that appeared to prevent, restrict or distort competition.

     The Competition Commission, which published its initial statement of issues in September, is expected to provide provisional findings in the first quarter of 2005 and publish its final report by early July.

     In November, the OFT issued a statement of objections against the agreement between Mastercard’s UK members, which includes HSBC Bank, on the multilateral interchange fees charged on credit and charge card transactions in the UK. The statement alleged that parties to the agreement have infringed competition law and invites representations from members before the OFT makes a final decision.

     In mid December the Department of Trade and Industry announced a new Consumer Credit Bill which seeks to create a clearer and more competitive market for credit by bringing in new rules to give consumers better protection and more rights.

France

The French government reformed the pension system in France in order to reduce the state’s long-term pension obligations. Retirement ages were increased and pension entitlements lowered. The changes are being introduced over a number of years to allow people to adapt to the new system. To encourage people to save for their retirement, the government has introduced both individual and collective pension plans with tax advantages for scheme members. With clarification of the rules at the start of 2005, these plans are now being marketed by financial institutions in France. HSBC will earn commissions on the sales of the pension plans and earn management fees from managing the funds.

     The government also created Fonds de Reserve pour les Retraites, a pension body for state employees, and sought tenders for management of €16bn of funds. HSBC Asset Management Europe SA won two of the tenders to manage €1.2 billion of assets for a small caps fund and a bonds fund.

     Caixa Bank won its case at the European Court of Justice against the French government on the law forbidding banks from paying interest on current accounts. As a result, the law will be withdrawn in 2005, allowing French banks to pay interest on these accounts. Major banks are examining the implications of the ruling.

The European Commission is investigating GIE Cartes Bancaire, the partnership operating the credit card system in France, and nine participating banks. Although a member of the GIE, CCF is not currently under investigation.

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

     Following a French government review of banking charges, banks adopted a new code of practice whereby they both stopped charging for the closure of accounts and became generally more transparent in the pricing of their services. CCF already notifies customers of its tariffs and the introduction of this code is expected to have little effect.

Hong Kong

The Hong Kong economy in 2004 continued the strong growth seen in the second half of 2003, driven by regional trade flows, and the strength of the US economic recovery.

     This resulted in falling unemployment and bankruptcies, and rising property prices, contributing to an increase in private consumption.

     Other than in the trade sector, however, demand for credit remained muted, with individuals and enterprises slow to increase borrowings, reflecting nervousness about the sustainability of the economic recovery.

     Interest rates in the economy remained low, as with loan demand subdued, the market was unable to absorb external funds.

     Against this backdrop, there was fierce competition in traditional core banking products, particularly in the mortgage market, further depressing margins and prices.

     To address these pressures, banks have sought to diversify revenue streams, and there has been significant growth in the development of wealth management and insurance products.

     The introduction of a commercial credit reference agency in November 2004, is expected to further intensify competition for quality customers and assets.

     Hong Kong banks continue to maintain a regular dialogue with Chinese financial institutions as the financial sector continues to liberalise ahead of WTO in 2006. It is expected that this will be a continued source of growth in 2005.

Rest of Asia-Pacific (including the Middle East)

The competitive environment in the Rest of Asia Pacific varies greatly across the region. Depending on the maturity of the markets, level of regulation and number of financial services providers, HSBC competes with a range of local banks, non-bank financial services companies, and the branches of foreign entities. An emerging trend in recent years has been the growth of pan-regional players, as the larger banks in several countries have expanded through acquisition and organic growth beyond their local markets. These emerging regional banks provide a new level of competition for HSBC as they build critical mass. Competition, therefore, remains intense throughout the region in all the customer groups served by HSBC. However, in many countries the increasing sophistication of the relatively young population continues to provide HSBC with further opportunities for growth.

North America

In the US, continuing mergers and acquisitions in the banking, insurance and securities industries are bringing consolidation and a blending of services. Consolidation of the banking sector remained an issue throughout 2004, with a greater focus on national networks and retail branch banking. HSBC Bank USA also faced vigorous competition from a large number of non-bank suppliers of financial services, which have found new and effective ways to meet the financial demands of customers. Many of these institutions are not subject to the same laws and regulations imposed on HSBC Bank USA. These continuing trends will increase competitive pressures.

     HSBC Finance Corporation competes with a wide array of banks, thrifts, insurance companies, credit unions, mortgage lenders and brokers and other providers of consumer credit for consumers who generally do not conform to US banking industry requirements. It competes by expanding its customer base through portfolio acquisitions or alliance and co-branding opportunities, by offering a variety of consumer loan products and by maintaining a strong service orientation.

     In Canada, the financial services industry continues to be dominated by the five largest banks in the country. However, the market remains highly competitive as other banks, insurance companies and financial institutions offer a range of comparable products and services. While merger activity among the largest banks in Canada remains a possibility, major financial institutions continue to look elsewhere for growth.

     Consolidation of the banking industry in Mexico has been a significant feature in recent years with over 76 per cent of banking assets and 79 per cent of

18

Back to Contents

deposits owned by the subsidiaries of five major foreign banks. However, with a population of approximately 100 million, the majority of whom do not use the banking system, Mexico offers substantial growth opportunities in the retail sector in the medium to long term. HSBC, with its extensive branch network and growing young customer base, is well positioned to take full advantage of this economic and competitive environment.

South America

The Brazilian banking industry remains dominated by a combination of large state-owned banks, privately-owned local banks, and subsidiaries of foreign institutions, including HSBC. The top ten banking groups account for around two thirds of total financial system assets.

     Although 2004 saw little consolidation among the larger players, the year was characterised by continued positioning for growth in the consumer finance market. Lending to individuals grew by a third in 2004, and demand is expected to remain strong over the medium term, supported by a more buoyant economy. With a population of 183 million, and over 45 per cent of the economically active population estimated to be ‘unbanked’, banks are looking to increase their capacity to reach non-traditional segments, particularly through partnerships with retailers. HSBC Bank Brazil is at the forefront of this trend. There was strong competition among banks to agree alignments with retail stores, particularly those with their own in-house financing arrangements. HSBC experienced success in this area concluding an agreement with Panashop, a major electronic and white goods supplier.

     Competition increased in this sector with competitors developing new, individually branded consumer finance propositions. Following the successful integration of Losango, HSBC Bank Brazil continued to expand and develop its leading position in the store and personal loan market through the acquisition of the Valeu and CrediMatone franchises.

     Following the collapse of a medium sized Brazilian commercial bank, there was a flight to quality and smaller banks experienced increasing difficulties in funding their asset growth. There was a spate of alliances involving small banks, and HSBC boosted its presence in the payroll loan market through a partnership with Banco Schahin, announced in December 2004. Whilst the environment is expected to remain competitive, HSBC’s extensive network of branches and partner stores, and continuous investment in branding and service quality, will ensure that the Group is able to benefit from growth in the demand for financial services.

     In Argentina, international financial groups provide the greatest competition in core banking services and insurance, with most of the major banks in significant foreign ownership. HSBC, with its branch network, sales force and substantial local insurance business, is one of the few companies capable of providing a comprehensive range of financial services to its clients.

     Since the crisis in 2001, Argentina’s banking industry has consolidated with some institutions, generally smaller banks, leaving the country and a number of the larger foreign-owned financial institutions re-capitalising their local operations. As confidence has begun to return, the financial sector has seen growth in loans to the private sector and deposits. The insurance industry has also recovered, with a significant increase in premiums that has helped the industry to become profitable for the first time in a number of years.

     HSBC continues to monitor progress being made with the economic and political reforms necessary to build confidence in Argentina, and evaluates carefully the opportunities and risks within the financial services industry there.

19

Back to Contents

H S B C   H O L D I N G S   P L C

Governance, Regulation and Supervision

Governance

With the listings of its ordinary shares in London, Hong Kong, New York, Paris and Bermuda, HSBC Holdings complies with the relevant requirements for listing and trading on each of these exchanges. In the UK, these are the Listing Rules of the Financial Services Authority; in Hong Kong, The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; in the US, where the shares are traded in the form of ADS’s, HSBC Holdings’ shares are registered with the US Securities and Exchange Commission and it is subject to the reporting and other requirements of the US Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange’s Listed Company Manual, in each case as applied to foreign private issuers. In France and Bermuda HSBC Holdings is subject to the listing rules of Euronext, Paris and the Bermuda Stock Exchange applicable to companies with secondary listings.

     A statement of HSBC’s compliance with the code provisions of the Combined Code on corporate governance appended to the Listing Rules of the Financial Services Authority and with the provisions of Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in the Report of the Directors.

Regulation and Supervision

HSBC’s operations throughout the world are regulated and supervised by approximately 467 different central banks and regulatory authorities in those jurisdictions in which HSBC has offices, branches or subsidiaries. HSBC estimates the cost of this regulation and supervision to be approximately US$500 million in 2004. These authorities impose a variety of requirements and controls covering, inter alia, capital adequacy, depositor protection, market liquidity, governance standards, customer protection (for example, fair lending practices, product design, and marketing and documentation standards), and social responsibility obligations (for example, anti-money laundering and anti-terrorist financing measures). In addition, a number of countries in which HSBC operates impose rules that affect, or place limitations on, foreign or foreign-owned or controlled banks and financial institutions. The rules include restrictions on the opening of local offices, branches or subsidiaries and the types of banking and non-banking activities that may be conducted by those local offices, branches or subsidiaries; restrictions on the acquisition of local banks or regulations requiring a specified percentage of local ownership; and restrictions on investment and other financial flows entering or leaving the country. The supervisory and regulatory regimes of the countries where HSBC operates will determine to some degree HSBC’s ability to expand into new markets, the services and products that HSBC will be able to offer in those markets and how HSBC structures specific operations.

     The Financial Services Authority (‘FSA’) supervises HSBC on a consolidated basis. In addition, each operating bank, finance company or insurance operation within HSBC is regulated by local supervisors. The primary regulatory authorities are those in the UK, Hong Kong and the US, the Group’s principal areas of operation.

     In June 2004, the Basel Committee on Banking Supervision issued a new capital adequacy framework to replace the Basel Accord of 1988 in the form of a final Accord (commonly known as ‘Basel II’). Details of how this will affect HSBC are set out on page 175.

United Kingdom regulation and supervision

UK banking and financial services institutions are subject to multiple regulations. The primary UK statute is the Financial Services and Markets Act 2000 (‘FSMA’). Other UK primary and secondary banking legislation is derived from European Union (‘EU’) directives relating to banking, securities, investment and sales of personal financial services.

     The FSA is responsible for authorising and supervising UK financial services institutions and regulates all HSBC’s businesses in the UK which require authorisation under FSMA. This ranges from retail life and pensions business to custody, branch share dealing, and treasury and capital markets activity. In addition, from 31 October 2004 and 14 January 2005 respectively, mortgage business and general insurance business became regulated activities. HSBC Bank is HSBC’s principal authorised institution in the UK.

     FSA rules establish the minimum criteria for authorisation for banks and financial services businesses in the UK. They also set out reporting (and, as applicable, consent) requirements with regard to large individual exposures and large exposures to related borrowers. In its capacity as supervisor of HSBC on a consolidated basis, the FSA receives information on the capital adequacy of, and sets requirements for, HSBC as a whole. Further details on capital measurement are included in ‘Capital Management’ on pages 176 to 177. The FSA has the right to object, on prudential grounds, to persons who hold, or intend to hold, 10 per cent or more of the voting power of a financial institution.

20

Back to Contents

     The regulatory framework of the UK financial services system has traditionally been based on co-operation between the FSA and authorised institutions. The FSA monitors authorised institutions through ongoing supervision and the review of routine and ad hoc reports relating to financial and prudential matters. The FSA may periodically obtain independent reports, usually from the auditors of the authorised institution, as to the adequacy of internal control procedures and systems as well as procedures and systems governing records and accounting. The FSA meets regularly with HSBC’s senior executives to discuss HSBC’s adherence to the FSA’s prudential guidelines. They also regularly discuss fundamental matters relating to HSBC’s business in the UK and internationally, including areas such as strategic and operating plans, risk control, loan portfolio composition and organisational changes, including succession planning.

     UK depositors and investors are covered by the Financial Services Compensation Scheme which deals with deposits with authorised institutions in the UK, investment business and contracts of insurance. Institutions authorised to accept deposits and conduct investment business are required to contribute to the funding of the scheme. In the event of the insolvency of an authorised institution, depositors are entitled to receive 100 per cent of the first £2,000 (US$3,900) of a claim plus 90 per cent of any further amount up to £33,000 (US$63,800) (the maximum amount payable being £31,700 (US$61,300)). Payments under the scheme in respect of investment business compensation are limited to 100 per cent of the first £30,000 (US$58,000) of a claim plus 90 per cent of any further amount up to £20,000 (US$38,700) (the maximum amount payable being £48,000 (US$92,800)).

     The EU reached final agreement on a new directive regarding the taxation of savings income on 3 June 2003. Under the directive, each member state, other than Austria, Belgium, and Luxembourg, will be required, beginning in 2005, to provide the tax authorities of each other member state with details of payments of interest or other similar income paid by a person within its jurisdiction to individuals resident in such other member state. Beginning on the same date, Austria, Belgium, and Luxembourg will impose a withholding tax on such income. The withholding tax rate will initially be 15 per cent, increasing to 20 per cent from 2008 and 35 per cent from 2011. Subject to future conditions being met, Austria, Belgium, and Luxembourg may cease to apply the withholding tax and instead comply with the automatic exchange of information rules applicable to the other member states. Implementation of the directive is dependent upon Switzerland, Liechtenstein, San Marino and Andorra applying equivalent measures.

Hong Kong regulation and supervision

Banking in Hong Kong is subject to the provisions of the Banking Ordinance of Hong Kong (Chapter 155) (the ‘Banking Ordinance’), and to the powers, functions and duties ascribed by the Banking Ordinance to the Hong Kong Monetary Authority (the ‘Monetary Authority’). The principal function of the Monetary Authority is to promote the general stability and effective working of the banking system in Hong Kong. The Monetary Authority is responsible for supervising compliance with the provisions of the Banking Ordinance. The Banking Ordinance gives power to the Chief Executive of Hong Kong to give directions to the Monetary Authority and the Financial Secretary with respect to the exercise of their respective functions under the Banking Ordinance.

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

     The Monetary Authority, which may deny the acquisition of voting power of over 10 per cent in a bank, and may attach conditions to its approval thereof, can effectively control changes in the ownership and control of Hong Kong-incorporated financial institutions. In addition, the Monetary Authority has the power to divest controlling interests in a bank from a person if they are no longer deemed to be fit and proper, if they may otherwise threaten the interests of depositors or potential depositors, or if they have contravened any conditions specified by the Monetary Authority.

Back to Contents

H S B C   H O L D I N G S   P L C

Governance, Regulation and Supervision (continued)

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

     The marketing of, dealing in and provision of advice and asset management services in relation to securities in Hong Kong are subject to the provisions of the Securities and Futures Ordinance of Hong Kong (Chapter 571) (the ‘Securities and Futures Ordinance’). Entities engaging in activities regulated by the Securities and Futures Ordinance are required to be licensed. The Monetary Authority is the primary regulator for banks involved in the securities business, while the Securities and Futures Commission is the regulator for non-banking entities.

US regulation and supervision

HSBC is subject to extensive federal and state supervision and regulation in the US. Banking laws and regulations of the Federal Reserve Board, the Federal Deposit Insurance Corporation (‘FDIC’) and the Office of the Comptroller of Currency (‘OCC’) govern many aspects of HSBC’s US business.

     HSBC and its US operations are subject to supervision, regulation and examination by the Federal Reserve Board because HSBC is a bank holding company under the US Bank Holding

Company Act of 1956 (the ‘BHCA’) as a result of its ownership of HSBC Bank USA. HSBC Bank USA is a nationally-chartered commercial bank and a member of the Federal Reserve System. HSBC Bank USA is the surviving institution of the 1 July 2004 merger of HSBC Bank USA and HSBC Bank & Trust (Delaware) N.A. HSBC also owns Household Bank (SB), N.A. (‘Household Bank’), a nationally chartered ‘credit card bank’ which is also a member of the Federal Reserve System. Both HSBC Bank USA and Household Bank are subject to regulation, supervision and examination by the OCC. The deposits of HSBC Bank USA and Household Bank are insured by the FDIC and both banks are subject to relevant FDIC regulation. On 1 January 2004, HSBC formed a new company to hold all of its North American operations, including these two banks. This company, called HSBC North America Holdings Inc. (‘HNAH’) is also a ‘bank holding company’ ; under the BHCA, by virtue of its ownership and control of HSBC Bank USA.

     The BHCA and the International Banking Act of 1978 (‘IBA’) impose certain limits and requirements on the US activities and investments of HSBC, HNAH, and certain companies in which they hold direct or indirect investments. HSBC is also a ‘qualifying foreign banking organisation’ under Federal Reserve Board regulations, and as such, may engage within the United States in certain limited non-banking activities and hold certain investments that would otherwise not be permissible under US law. Prior to 13 March 2000, the BHCA generally prohibited HSBC from acquiring, directly or indirectly, ownership or control of more than 5 per cent of the voting shares of any company engaged in the US in activities other than banking and certain activities closely related to banking. On that date HSBC became a financial holding company (‘FHC’) under the Gramm-Leach-Bliley Act (‘GLBA’) amendments to the BHCA, enabling it to offer a more complete line of financial products and services. Upon its formation, HNSH also registered as an FHC. HSBC and HNAH’s ability to engage in expanded financial activities as FHCs depend upon HSBC and HNAH continuing to meet certain criteria set forth in the BHCA, including requirements that its US depository institution subsidiaries, HSBC Bank USA and Household Bank, be ‘well-capitalised’ and ‘well-managed’, and that such institutions have achieved at least a satisfactory record in meeting community credit needs during their most recent examinations pursuant to the Community Reinvestment Act. These requirements also apply to Wells Fargo HSBC Trade Bank, N.A., in which HSBC and HNAH have a 20 per cent voting interest in equity capital and a 40 per cent

Back to Contents

economic interest. Each of these depository institutions achieved at least the required rating during their most recent examinations. In general under the BHCA, an FHC would be required, upon notice by the Federal Reserve Board, to enter into an agreement with the Federal Reserve Board to correct any failure to comply with the requirements to maintain FHC status. Until such deficiencies are corrected, the Federal Reserve Board may impose limitations on the US activities of an FHC and depository institutions under its control. If such deficiencies are not corrected, the Federal Reserve Board may require an FHC to divest its control of any subsidiary depository institution or to desist from certain financial activities in the US.

     HSBC and HNAH are generally prohibited under the BHCA from acquiring, directly or indirectly, ownership or control of more than 5 per cent of any class of voting shares of, or substantially all the assets of, or exercising control over, any US bank or bank holding company without the prior approval of the Federal Reserve Board.

     The US is party to the 1988 Basel Capital Accord and US banking regulatory authorities have adopted risk-based capital requirements for US banks and bank holding companies that are generally consistent with the Accord. In addition, US regulatory authorities have adopted ‘leverage’ capital requirements that generally require US banks and bank holding companies to maintain a minimum amount of capital in relation to their balance sheet assets (measured on a non-risk weighted basis).

     The Federal Deposit Insurance Corporation Improvement Act of 1991 provides for extensive regulation of depository institutions (such as HSBC Bank USA, Household Bank and Wells Fargo HSBC Trade Bank, N.A.), including requiring federal banking regulators to take ‘prompt corrective action’ with respect to FDIC-insured banks that do not meet minimum capital requirements.

     HSBC Bank USA, Household Bank and Wells Fargo HSBC Trade Bank, N.A., like other FDIC-insured banks, may be required to pay assessments to the FDIC for deposit insurance under the FDIC’s Bank Insurance Fund. Under the FDIC’s risk-based system for setting deposit insurance assessments, an institution’s assessments vary according to the level of capital an institution holds, its deposit levels and other factors.

     At 31 December 2004, HSBC Bank USA, Household Bank and Wells Fargo HSBC Trade Bank, N.A. were each well-capitalised under Federal Reserve Board regulations.

     The USA Patriot Act (‘Patriot Act’) signed into law in October 2001, imposes significant record keeping and customer identity requirements, expanded the US federal government’s powers to freeze or confiscate assets and increases the available penalties that may be assessed against financial institutions for failure to comply with obligations imposed on such institutions to detect, prevent and report money laundering and terrorist financing. Among other things, the Patriot Act requires the US Treasury Secretary to develop and adopt final regulations with regard to the anti-money laundering compliance obligations of financial institutions (a term which, for this purpose, includes insured US depository institutions, US branches and agencies of foreign banks, US broker-dealers and numerous other entities). The US Treasury Secretary delegated certain authority to a bureau of the US Treasury Department known as the Financial Crimes Enforcement Network (‘FinCEN’).

     Many of the anti-money laundering compliance requirements of the Patriot Act, as implemented by FinCEN, are generally consistent with the anti-money laundering compliance obligations previously imposed on the then HSBC Bank USA and Household Bank under the Bank Secrecy Act (which was amended in certain respects by the Patriot Act) and applicable regulations. These include requirements to adopt and implement an anti-money laundering programme, report suspicious transactions and implement due diligence procedures for certain correspondent and private banking accounts. Certain other specific requirements under the Patriot Act involve new compliance obligations. The passage of the Patriot Act and other recent events have resulted in heightened scrutiny of the Bank Secrecy Act and anti-money laundering compliance by federal and state bank examiners. On 30 April 2003 the then HSBC Bank USA entered into a written agreement with the Federal Reserve Bank of New York and the New York State Banking Department to enhance its compliance with anti-money laundering requirements. HSBC Bank USA implemented certain improvements in its compliance, reporting, and review systems and procedures to comply with this agreement. When HSBC Bank USA merged with HSBC Bank & Trust (Delaware) N.A. on 1 July 2004, the OCC made the merger conditional on HSBC Bank USA’s continuing compliance with the requirements of the written agreement.

     HSBC’s US consumer finance operations are also subject to extensive regulation in the US, and to laws relating to consumer protection; (both in general, and in respect of so-called ‘subprime’ lending operations, which have been subject to

Back to Contents

H S B C   H O L D I N G S   P L C

Governance, Regulation and Supervision (continued)

enhanced regulatory scrutiny); discrimination in extending credit; use of credit reports; privacy matters; disclosure of credit terms; and correction of billing errors. They also are subject to regulations and legislation that limit operations in certain jurisdictions. For example, limitations may be placed on the amount of interest or fees that a loan may bear, the amount that may be borrowed, the types of actions that may be taken to collect or foreclose upon delinquent loans or the information about a customer that may be shared. HSBC’s US consumer finance branch lending offices are generally licensed in those jurisdictions in which they operate. Such licences have limited terms but are renewable, and are revocable for cause. Failure to comply with applicable laws and regulations may limit the ability of these licensed lenders to collect or enforce loan agreements made with consumers and may cause the consumer finance lending subsidiary to be liable for damages and penalties.

HSBC’s US credit insurance operations are subject to regulatory supervision under the laws of the states in which they operate. Regulations vary from state to state but generally cover licensing of insurance companies; premiums and loss rates; dividend restrictions; types of insurance that may be sold; permissible investments; policy reserve requirements; and insurance marketing practices.

Certain US source payments to foreign persons may be subject to US withholding tax unless the foreign person is a qualified intermediary. A qualified intermediary is a financial intermediary which is qualified under the Internal Revenue Code and has completed the Qualified Intermediary Withholding Agreement with the Internal Revenue Service. Various HSBC operations outside the US are qualified intermediaries.

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Property

At 31 December 2004, HSBC had some 9,500 operational properties worldwide, of which approximately 3,200 were located in Europe, 600 in Hong Kong and the rest of Asia Pacific, 3,800 in North America (including 1,600 in Mexico) and 1,700 in Brazil. Additionally, properties with a net book value of US$1,163 million were held for investment purposes. Of the total net book value of

HSBC properties, more than 73 per cent were owned or held under long-term leases. Further details are included in Note 24 of the ‘Notes on the Financial Statements’.

HSBC values its properties on an annual basis and updates their balance sheet values accordingly.

Legal Proceedings

HSBC, together with a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising out of its normal business operations. None of the above proceedings is regarded as material litigation.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review

Summary

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m

Net interest income	31,024	25,598	15,460
Other operating income	19,563	15,474	11,135

Total operating income	50,587	41,072	26,595

Operating expenses excluding goodwill amortisation	(25,875)	(21,082)	(14,954)
Goodwill amortisation	(1,814)	(1,450)	(854)

Operating profit before provisions	22,898	18,540	10,787

Provisions for bad and doubtful debts	(6,357)	(6,093)	(1,321)
Provisions for contingent liabilities and commitments	(27)	(44)	(107)
Amounts written off fixed asset investments	—	(106)	(324)

Operating profit	16,514	12,297	9,035

Share of operating profit/(loss) in joint ventures	5	(116)	(28)
Share of operating profit in associates	287	221	135
Gains/(losses) on disposal of
– investments	770	451	532
– tangible fixed assets	32	(37)	(24)

Profit on ordinary activities before tax	17,608	12,816	9,650
Tax on profit on ordinary activities	(4,507)	(3,120)	(2,534)

Profit on ordinary activities after tax	13,101	9,696	7,116

Minority interests	(1,261)	(922)	(877)

Profit attributable to shareholders	11,840	8,774	6,239

Profit before tax excluding goodwill amortisation	19,426	14,401	10,513
Profit attributable to shareholders excluding goodwill amortisation	13,658	10,359	7,102

Year ended 31 December 2004 compared with year ended 31 December 2003

‘HSBC Finance’ is defined for this purpose as HSBC Finance Corporation’s consumer finance, insurance and commercial banking operations together with the US residential mortgages and private label credit cards acquired by HSBC Bank USA from HSBC Finance Corporation and its correspondents since December 2003. Where the word ‘underlying’ is used, disclosures are adjusted for the additional quarter’s contribution from HSBC Finance by deducting HSBC Finance’s results for the first quarter of 2004, and for all other significant acquisitions affecting the comparison of 2004 with 2003 in respect of which the most significant was the Bank of Bermuda, acquired in February 2004.

HSBC made a profit on ordinary activities before tax of US$17,608 million, a rise of US$4,792 million, or 37 per cent, on 2003. Of this increase, US$987 million was attributable to an additional quarter’s profit of HSBC Finance in 2004. In the ten months since becoming part of the Group, Bank of Bermuda contributed US$90 million. Excluding goodwill amortisation, HSBC Finance contributed US$1,113 million, and Bank of Bermuda US$118 million to the US$5,025 million, or 35 per cent, rise in profit before tax to US$19,426 million. Of the growth, 4 per cent related to currency movements. On a constant currency basis, underlying growth was 21 per cent, driven by broadly based revenue growth and improved credit conditions which enabled a lower level of new provisions for bad and doubtful debts in both the personal and corporate sectors. Productivity also improved, notwithstanding the planned growth in costs to build broader capabilities within the Corporate, Investment Banking and Markets business. Goodwill amortisation (excluding that in respect of associates) increased by US$364 million to US$1,814 million in 2004, reflecting the additional quarter’s charge in respect of HSBC Finance, the significant acquisitions in 2004 and currency movements.

Year ended 31 December 2003 compared with year ended 31 December 2002

In the sections which follow, analysis of these results highlights the contributions from HSBC Finance Corporation, acquired at the end of March 2003, and

Back to Contents

HSBC Mexico, acquired in November 2002, together with the impact of a weaker US dollar on translating revenues and costs arising in other currencies. These factors are important to an understanding of HSBC’s performance in 2003. It is also important to recognise the structural effect on reported financial performance of the acquisition of HSBC Finance Corporation.

     The shape of the Group’s profit and loss account changed as a result of the HSBC Finance Corporation acquisition, reflecting the nature of its business model. HSBC Finance generally serves non-conforming and sub-prime customers who, for a variety of reasons, have a higher delinquency and credit loss probability. These customers are charged a higher rate of interest to compensate for this additional risk of loss. As a consequence, HSBC Finance’s net interest income is a much higher proportion of its total revenues than in the rest of HSBC, and a much higher proportion of HSBC Finance’s pre-provision profitability is absorbed in bad and doubtful debt charges than is normally the case in the rest of HSBC.

     HSBC made a profit on ordinary activities before tax of US$12,816 million in 2003, an increase of US$3,166 million, or 33 per cent, compared with 2002. HSBC Finance and HSBC Mexico accounted for over 70 per cent of this increase. HSBC Finance contributed US$1,827 million in its first nine months, while HSBC Mexico contributed US$441 million in its first full year.

     Excluding goodwill amortisation, HSBC Finance and HSBC Mexico contributed US$2,208 million and US$534 million respectively to profit before tax, which grew by US$3,888 million or 37 per cent to US$14,401 million. Underlying growth, on a constant currency basis, was 7 per cent. Goodwill amortisation increased by US$722 million to US$1,585 million in 2003, reflecting acquisitions, currency movements and the write down of goodwill attributed to a fund management company previously acquired as part of the CCF acquisition.

Net interest income

	Year ended 31 December

	2004		2003		2002
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	9,062	29.2	7,540	29.5	6,343	41.0
Hong Kong	3,639	11.7	3,901	15.2	4,133	26.7
Rest of Asia-Pacific	2,055	6.6	1,740	6.8	1,607	10.4
North America	14,913	48.1	11,777	46.0	2,732	17.7
South America	1,355	4.4	640	2.5	645	4.2

Net interest income	31,024	100.0	25,598	100.0	15,460	100.0

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m

Net interest income	31,024	25,598	15,460
Average interest-earning assets	964,305	778,415	608,749
Gross interest yield (per cent)[1]	5.21	5.13	4.70
Net interest spread (per cent)[2]	3.01	3.06	2.27
Net interest margin (per cent)[3]	3.22	3.29	2.54

1	Gross interest yield is the average interest rate earned on average interest-earning assets (AIEA).
2	Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing funds.
3	Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Year ended 31 December 2004 compared with year ended 31 December 2003

Net interest income was US$5,426 million, or 21 per cent higher than 2003, at US$31,024 million. US$2,745 million of this increase was attributable to an additional quarter of HSBC Finance compared with 2003, while Bank of Bermuda contributed US$154 million in the ten months since acquisition. On an underlying basis and in terms of constant currency, net interest income increased by 5 per cent, as the impact of strong growth in interest-earning assets was partly offset by continuing margin compression in major markets and lower returns on treasury assets.

     In Europe, net interest income was US$1,522 million, or 20 per cent, higher than in 2003, with US$158 million of the increase coming from an additional quarter of HFC Bank in the UK and US$35 million from the acquisition of M&S Money in November 2004. On an underlying basis and expressed in constant currency, net interest income increased by 6 per cent, reflecting strong growth in mortgages and consumer lending (funded by corresponding growth in lower-costing deposits and current accounts), particularly in the UK. This was partly offset by competitive pricing pressure, particularly in UK mortgages, and the redeployment of liquidity at lower yields as assets matured.

     In North America, net interest income increased by US$3,136 million, with HSBC Finance contributing US$2,587 million of the increase. On an underlying basis, the rise was US$393 million, or 3 per cent, primarily from a strong performance in Mexico, which benefited from growth in low cost deposits. In the US, an increase in mortgage lending flowed through to net interest income, though the benefit was partly offset by competitive pressure on pricing, a change in asset mix towards lower yielding but higher quality assets, and the effect of funding costs on larger trading positions.

     In Hong Kong, net interest income declined by 7 per cent, largely due to spread compression on the value of deposits and pressure on lending margins, particularly in mortgages. Foreign funds investing in the buoyant stock market, and inflows from investors anticipating an upward realignment of the currency as US dollar weakened, boosted liquidity in the market, depressing Hong Kong dollar interest rates and reducing spreads on deposits. Net interest income was further reduced by competitive pressure on mortgage yields and corporate spreads, a fall in average mortgage balances and the run-off of higher yielding treasury assets with less attractive reinvestment opportunities, given the flat Hong

Kong dollar yield curve. These adverse developments were partly offset by a 10 per cent rise in average interest-earning assets, and continued growth in customer deposits.

     In the Rest of Asia-Pacific, net interest income increased by 18 per cent. In constant currency terms, the rise was 15 per cent, driven by growth in mortgages, consumer lending and international trade across the region, offset partly by competitive pressure on pricing.

     In South America, net interest income rose sharply, reflecting the full-year benefit of acquiring Losango in December 2003 and the effect of falls in Brazilian interest rates in the latter part of 2003 and early 2004, which translated into lower funding costs on large fixed rate positions and widening spreads on deposits. The effect was accentuated by strong growth in both personal and commercial lending in Brazil. Argentina similarly benefited from growth in consumer lending as the economy grew and the outcome of the external debt restructuring became increasingly apparent.

     Overall, average interest-earning assets increased by US$185.9 billion, or 24 per cent, compared with 2003. At constant exchange rates, underlying average interest-earning assets increased by 13 per cent. This growth was driven principally by higher mortgage balances and personal lending in the US, the UK, and across Asia-Pacific.

     HSBC’s net interest margin was 3.22 per cent in 2004, compared with 3.29 per cent in 2003.

Year ended 31 December 2003 compared with year ended 31 December 2002

Net interest income in 2003 was US$10,138 million, or 66 per cent higher than 2002, at US$25,598 million. Of this increase, HSBC Finance contributed US$8,305 million, and HSBC Mexico US$874 million. Excluding these acquisitions, and at constant exchange rates, net interest income was only marginally higher than in 2002, as the impact of growth in interest-earning assets was offset by continuing margin compression from the effect of low interest rates worldwide. This effect was expected to continue in 2004 unless interest rates rose ahead of market expectations.

     In Europe, net interest income was US$1,197 million, or 19 per cent, higher than in 2002. HFC Bank contributed US$438 million of this increase. Excluding this acquisition and at constant exchange rates, net interest income was slightly higher than in 2002, reflecting strong growth in average interest-earning assets. This was partly

Back to Contents

offset by the cost of paying interest on small and medium-sized business accounts in the UK and the impact of liquidity being redeployed at lower yields as assets matured.

     In North America, net interest income increased by US$9,045 million. On an underlying basis, the growth was US$304 million, or 11 per cent, primarily reflecting the benefits of strong growth in mortgage lending and savings products, and good balance sheet management, by which the lending mix was improved by exiting less profitable business. Benefit was also gained from the elimination of funding costs following the closure of certain arbitrage trading activities in the US.

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

     In the Rest of Asia-Pacific, net interest income increased by 8 per cent. In constant currency, this increase was 5 per cent, driven by growth in mortgages and credit card lending, and the beneficial effect of the acquisition of the retail deposit and loan business of AMP Bank Limited in the first half of 2003.

     In South America, net interest income was broadly in line with last year. In constant currency, net interest income grew by 10 per cent. In Brazil, net interest income was marginally higher than in 2002, benefiting from the acquisition of the Brazilian businesses and assets of Lloyds TSB Group plc in December 2003. Excluding this, the favourable effect of higher levels of customer lending and deposits were fully offset by reduced spreads as interest rates fell during the year. Argentina recorded net interest income of US$14 million in 2003 compared with a net interest expense in 2002. As the domestic economy began to recover and the trade surplus grew, interest rates fell. The effect of the continuing reduction in average interest-earning assets was more than offset by the lower cost of funding the non-performing loan portfolio.

     Overall, average interest-earning assets increased by US$169.7 billion, or 28 per cent, compared with 2002. Of the increase, HSBC Finance contributed US$92.0 billion and HSBC Mexico US$17.8 billion. At constant exchange rates, underlying average interest-earning assets increased by 4 per cent. This growth was driven principally by higher mortgage balances and personal lending in the UK, France, the US, Canada, Malaysia, Australia and Singapore, and an increase in holdings of long-term securities in the US and debt securities in Hong Kong.

     HSBC’s net interest margin was 3.29 per cent in 2003, compared with 2.54 per cent in 2002. The acquisitions of HSBC Finance Corporation and HSBC Mexico increased net interest margin by 77 and 6 basis points respectively. On an underlying basis, HSBC’s net interest margin fell by 8 basis points to 2.46 per cent.

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

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Other operating income

			Year ended 31 December

	2004		2003		2002
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	9,385	46.4	7,555	47.4	6,272	54.8
Hong Kong	3,156	15.6	2,331	14.7	1,917	16.7
Rest of Asia-Pacific	1,749	8.7	1,350	8.5	1,174	10.2
North America	5,164	25.6	3,982	25.1	1,502	13.1
South America	739	3.7	678	4.3	596	5.2

	20,193	100.0	15,896	100.0	11,461	100.0

Intra-HSBC elimination	(630)		(422)		(326)

Other operating income	19,563		15,474		11,135

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m
By income category
Dividend income	601	222	278
Fees and commissions (net)	13,093	10,394	7,824
Dealing profits
– foreign exchange	1,806	1,239	1,167
– interest rate derivatives	727	330	47
– debt securities	49	251	75
– equities and other trading	(16)	358	24

	2,566	2,178	1,313

Operating leased assets rental income	632	553	490
General insurance underwriting (net)	564	473	313
Increase in value of long-term insurance business	235	206	182
Income from life assurance and annuities	644	440	85
Rental income	189	159	160
Other	1,039	849	490

	3,303	2,680	1,720

Total other operating income	19,563	15,474	11,135

Analysis of fees and commissions receivable and payable

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m
Account services	2,779	2,317	1,715
Credit facilities	1,179	966	752
Remittances	353	288	268
Cards	3,782	2,976	1,242
Imports/exports	692	609	556
Underwriting	234	175	173
Insurance	1,177	961	775
Mortgage servicing rights	80	75	77
Trust income	204	145	125
Broking income	958	873	773
Global custody	564	338	296
Maintenance income on operating leases	190	171	160
Funds under management	1,498	1,096	1,026
Unit trusts	500	358	284
Corporate finance	193	189	122
Other	1,494	1,023	901

Total fees and commissions receivable	15,877	12,560	9,245
Less: fees payable	(2,784)	(2,166)	(1,421)

Net fees and commissions	13,093	10,394	7,824

Back to Contents

Year ended 31 December 2004 compared with year ended 31 December 2003

Other operating income of US$19,563 million, was US$4,089 million, or 26 per cent, higher than in 2003. Of this increase, US$836 million was attributable to an additional quarter from HSBC Finance while Bank of Bermuda contributed US$325 million. On an underlying basis, and at constant exchange rates, growth in other operating income was 12 per cent, driven principally by strong growth in fee and commission income across all operations.

     Net fees and commissions rose by US$2,699 million, or 26 per cent, with the additional quarter of HSBC Finance and acquisitions accounting for US$1,003 million of this increase. On a constant currency basis, the underlying increase of 10 per cent was underpinned by lending fees from strong growth in consumer lending in the UK and the US, sales of investment products in Asia and a general upturn in funds management income.

     In Europe, fee income increased by US$1,103 million, or 21 per cent, of which US$107 million came from an extra quarter’s result from HFC Bank and the acquisitions of Bank of Bermuda and M&S Money. At constant currencies, fee income rose by 8 per cent driven by strong growth in funds under management in Private Banking, and by the strength of both mortgage and consumer lending, particularly in the UK where growth in loan fees and cards income was augmented by sales of credit protection products. The increase in loan fee income also reflected strong demand for commercial lending products in the UK.

     Excluding the US$617 million contribution from an additional quarter of HSBC Finance and US$126 million from Bank Bermuda, fees and commissions in North America increased by US$324 million, or 4 per cent. On a comparable basis, HSBC Finance saw strong growth in fees from loan sales and sales of credit protection policies. In Mexico, strong growth in the Afore pension funds business complemented higher fee income from credit cards, deposit services and international remittances.

     In Hong Kong, fee income rose strongly as a rise in stock market activity sparked demand for investment products. Unit trust, custody and broking income all benefited from strong customer demand, while strong growth in funds under management was reflected in a sharp rise in discretionary mandate fees. An improvement in consumer confidence in the second half of the year flowed through to a rise in cardholder spending, and credit card fee income rose by 13 per cent.

     HSBC’s operations in the Rest of Asia-Pacific similarly benefited from an upturn in regional financial markets, with strong sales of investment products reflected in growth in fees from funds under management and global custody. Further growth came from an expansion of HSBC’s credit card base in the region, where cards in issue grew by 929,000 or 25 per cent and from strong growth in trade related income, particularly in the Middle East, where the benefit of higher oil prices boosted local economies. Overall, fee income rose by 26 per cent at constant currencies.

     In South America, net fees and commissions were 42 per cent higher than in 2003. The bulk of the increase came in Brazil, which benefited both from the integration of Losango, and strong organic growth in consumer and commercial lending.

     Dealing profits of US$2,566 million were US$388 million, or 18 per cent, higher than in 2003 with US$49 million of the increase coming from acquisitions. Strong growth in foreign exchange and interest rate derivatives trading offset lower income from debt securities, while dealing losses on equity swaps trading were offset by the related dividend income. Customer flows were strongly ahead of 2003, driven largely by the expansion of business capabilities during the year. This was reflected in increases in both foreign exchange trading and derivatives income, particularly in Europe and Hong Kong, while retail sales of structured products further boosted income in Hong Kong and Singapore. However, fixed income revenues fell, particularly in the UK, Brazil, Mexico and the US, as movements in credit spreads adversely affected debt trading income.

     Other operating income benefited from an expansion of HSBC’s insurance business in the UK and Hong Kong and growth in the asset finance business in the UK.

Year ended 31 December 2003 compared with year ended 31 December 2002

Other operating income of US$15,474 million, was US$4,339 million, or 39 per cent, higher than in 2002. Of this increase, HSBC Finance contributed US$1,878 million and HSBC Mexico contributed US$599 million. On an underlying basis, and at constant exchange rates, growth in other operating income was 9 per cent, principally as a result of higher dealing profits throughout HSBC’s operations.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     The acquisitions of HSBC Finance Corporation and HSBC Mexico reduced the proportion of fee revenues exposed to stock market fluctuations by bringing into the Group significant levels of account service fees (HSBC Mexico) and credit card fee income (HSBC Finance). Fees from credit cards now constitute close to 24 per cent of total fees receivable compared with 13 per cent in 2002.

     Fee and commission income, excluding HSBC Finance and HSBC Mexico, and at constant exchange rates, increased by 4 per cent compared with 2002. In Europe, fee income increased by US$664 million, or 15 per cent, of which HFC Bank contributed US$49 million. Excluding this acquisition and at constant exchange rates, fee income increased by 2 per cent, mainly from growth in sales of creditor protection insurance, cards transactions and loan fees. Within the UK, personal loan protection premiums grew by 19 per cent, reflecting growth in mortgages and personal loans. However, this was partly offset by a decline in sales of investment and pension products, mainly reflecting uncertainty in the equity markets.

     In North America, excluding US$1,167 million and US$453 million relating to HSBC Finance and HSBC Mexico respectively, fee income was marginally higher than in 2002. Growth in income from securities advisory services, deposit-related service charges and card fees was partly offset by lower earnings from mortgage servicing.

     In Hong Kong, fee income increased by US$119 million, primarily due to higher revenues from wealth management services. There was strong growth in fees from sales of unit trusts and capital-guaranteed funds, which increased by US$1.6 billion in 2003. HSBC expanded its range of structured deposit products, further benefiting fee income. Revenues from securities and stockbroking also increased in line with a buoyant stock market in the second half of the year and increased market share. In addition, the insurance business generated strong results reflecting growth in new individual life business written.

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

     Dealing profits of US$2,178 million were US$865 million, or 66 per cent, higher than in 2002 and reflected investment in and refocusing of HSBC’s markets businesses, primarily in the US and in Europe. In Asia, a wider range of structured solutions was offered to customers which boosted revenues. Acquisitions were not significant contributors to growth in this area with HSBC Mexico generating US$103 million. Within dealing profits, there was strong growth in fixed income earnings, predominantly in Europe and Hong Kong, as a result of favourable credit spreads and strong investor demand for yield enhancement products. Foreign exchange revenues increased in both Europe and North America, with volatility in the major currencies driving sales of hedging products and sales activity generally. In Hong Kong, a greater focus on tailored solutions generated a significant increase in corporate sales during the year.

     Other operating income further benefited from expansion of the insurance businesses in Argentina and Hong Kong and growth in the rail leasing business in the UK.

Back to Contents

Operating expenses

	Year ended 31 December

	2004		2003		2002
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	11,570	43.8	9,529	44.3	7,878	51.6
Hong Kong	2,524	9.5	2,212	10.3	2,139	14.0
Rest of Asia-Pacific	2,080	7.8	1,741	8.1	1,528	10.0
North America	8,887	33.5	6,947	32.3	2,675	17.5
South America	1,444	5.4	1,075	5.0	1,060	6.9

	26,505	100.0	21,504	100.0	15,280	100.0

Intra-HSBC elimination	(630)		(422)		(326)

	25,875		21,082		14,954

Goodwill amortisation
Europe	947	52.2	758	52.3	651	76.2
Hong Kong	9	0.5	3	0.2	–	–
Rest of Asia-Pacific	68	3.7	35	2.4	33	3.9
North America	761	42.0	643	44.3	146	17.1
South America	29	1.6	11	0.8	24	2.8

	1,814	100.0	1,450	100.0	854	100.0

Total operating expenses	27,689		22,532		15,808

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m
By expense category
Staff costs	14,492	12,111	8,609
Premises and equipment (excluding depreciation)	2,726	2,331	1,824
Other administrative expenses	6,965	5,243	3,331

Administrative expenses	24,183	19,685	13,764
Depreciation and amortisation
– tangible fixed assets	1,664	1,382	1,189
– intangible assets	28	15	1
– goodwill	1,814	1,450	854

Total operating expenses	27,689	22,532	15,808

	%	%	%
Cost:income ratio (excluding goodwill amortisation)	51.1	51.3	56.2

	Year ended 31 December

	2004	2003	2002
Staff numbers (full-time equivalent)
Europe	74,861	73,943	72,260
Hong Kong	25,552	23,636	23,786
Rest of Asia-Pacific	41,031	31,827	28,630
North America	69,781	65,021	34,207
South America	32,108	28,292	25,522

Total staff numbers	243,333	222,719	184,405

Year ended 31 December 2004 compared with year ended 31 December 2003

Operating expenses increased by US$5,157 million, or 23 per cent, with an additional quarter’s costs in HSBC Finance accounting for US$1,302 million and acquisitions US$745 million of the increase. Excluding these acquisitions and expressed in terms of constant currency, operating expenses, excluding goodwill amortisation, were 8 per cent higher than in 2003. Staff costs, which, on the same basis, rose by 7 per cent, accounted for less than half of the increase, and largely reflected restructuring and expansion costs in Corporate Investment Banking and Markets, higher performance-related bonuses, and growth in staff numbers in support of rising business volumes. Higher advertising and marketing costs to stimulate product sales, and expenditure on IT infrastructure, largely accounted for the US$1,020 million, or 11 per cent, increase in non-staff costs. HSBC’s cost:income ratio excluding goodwill amortisation fell to 51.1 per cent in 2004 from 51.3 per cent in 2003, reflecting the inclusion

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

of an additional quarter’s result of HSBC Finance Corporation. Excluding this effect, the cost:income ratio increased to 52.5 per cent.

     In Europe, costs excluding goodwill amortisation increased by US$2,041 million compared with 2003, of which the additional quarter’s costs in HSBC Finance and acquisitions accounted for US$270 million. On an underlying basis and at constant exchange rates, expenses were US$766 million, or 7 per cent, higher than in 2003. Higher marketing and IT infrastructure costs added US$169 million while staff costs rose by US$245 million, reflecting restructuring and incentive compensation within Corporate Investment Banking and Markets, higher performance-related remuneration and staff pay increments.

     Operating expenses in Hong Kong, excluding goodwill amortisation, rose by US$312 million, 14 per cent higher than in 2003, with US$56 million of the increase attributable to acquisitions. On an underlying basis staff costs rose by 9 per cent, largely due to higher performance-related bonuses, reflecting improved results in a number of businesses, and increased headcount in support of business expansion across a number of business segments. Marketing expenses also rose, particularly in Personal Financial Services, in contrast to the significant cut back in 2003 following the outbreak of SARS.

     In the Rest of Asia-Pacific, costs excluding goodwill amortisation increased by US$339 million, or 19 per cent, compared with 2003, with acquisitions accounting for US$10 million of the increase. At constant exchange rates, the increase was 15 per cent, as staff were recruited to support business expansion in most business segments across the region and additional marketing costs were incurred to support business growth. Incentive-based staff costs also rose in line with improved business performance. The continued migration of processing activities from other regions to the Group Service Centres meant additional staff and IT infrastructure costs were incurred.

     In North America, operating expenses, excluding goodwill amortisation, increased by US$1,940 million, or 28 per cent, with acquisitions and an additional quarter’s costs from HSBC Finance contributing US$1,301 million of the increase. The underlying rise of 9 per cent largely reflected a significant expansion in Corporate Investment Banking and Markets in the US, where some 300 staff were added during the year and staff and incentive-based compensation saw significant increases. Investment was also made in a number of related technology projects. Staff were recruited for the branch networks in both Mexico and the US to support business growth, and marketing costs rose by US$93 million in support of a number of personal banking and consumer finance products.

     In South America, operating expenses, excluding goodwill amortisation, rose by US$369 million, or 34 per cent. US$189 million of this increase related to acquisitions in 2004, and the underlying rise in cost at constant currencies was 12 per cent. Staff costs increased by 2 per cent, with higher levels of performance-related bonuses, particularly in Corporate, Investment Banking and Markets and higher social taxes. Transactional taxes in Brazil increased sharply and additional processing, communications and outsourcing costs were incurred to support business growth.

Year ended 31 December 2003 compared with year ended 31 December 2002

Growth in operating expenses of US$6,724 million, or 43 per cent, principally reflected the acquisitions of HSBC Finance Corporation, US$3,787 million, and HSBC Mexico, US$964 million. Excluding the effect of these acquisitions and expressed in terms of constant currency, underlying operating expenses excluding goodwill amortisation were 5 per cent higher than in 2002. Virtually all of this growth was in staff costs, reflecting restructuring costs, higher social taxes and pension costs. In addition, Corporate, Investment Banking and Markets incurred higher costs reflecting expansion of the business and increased profitability. Notwithstanding this growth, the cost:income ratio of Corporate, Investment Banking and Markets improved by 3 per cent to 48.9 per cent. HSBC’s cost:income ratio excluding goodwill amortisation was 51.3 per cent for 2003, compared with 56.2 in 2002. Excluding HSBC Finance, the cost:income ratio was 57.3 per cent.

     In 2003, HSBC’s Group Service Centre in Malaysia became operational. Overall, the Group Service Centres now employ in excess of 8,000 employees worldwide.

     In Europe, costs excluding goodwill amortisation increased by US$1,651 million compared with 2002, of which HSBC Finance contributed US$299 million. At constant exchange rates and excluding HSBC Finance and goodwill amortisation, expenses were 5 per cent higher than in 2002. This increase in expenses was primarily due to higher pension provision and employment costs, particularly in the UK, where social taxes were raised. Redundancy and property provisioning costs

Back to Contents

also increased, as HSBC restructured and relocated positions to the Group Service Centres in order to reduce its long-term staff costs. In addition, higher bonus accruals reflected stronger Global Markets revenues.

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

     In North America, operating expenses, excluding goodwill amortisation, increased by

US$284 million, or 11 per cent, in 2003 excluding HSBC Finance and HSBC Mexico. This increase was largely driven by higher staff costs, namely pension and healthcare provisions, performance-related incentives, and expenses associated with long-term restructuring programmes. In the US during 2003, severance costs of US$47 million were recorded for expense reduction initiatives, global resourcing moves and the integration of HSBC Finance, a US$28 million increase over the previous year. In addition, costs rose from the first full year’s inclusion of HSBC’s high net worth personal tax advisory business. These increases were partly offset by the benefits obtained from discontinuing certain of HSBC’s government and agency securities arbitrage operations in the US, and from business disposals.

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

Bad and doubtful debts

	Year ended 31 December

	2004		2003		2002
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	1,025	16.1	874	14.3	569	43.1
Hong Kong	(223)	(3.5)	400	6.6	246	18.6
Rest of Asia-Pacific	100	1.6	85	1.4	89	6.7
North America	5,186	81.6	4,676	76.7	300	22.7
South America
– normal	269	4.2	58	1.0	313	23.7
– additional[1]	—	—	—	—	(196)	(14.8)

Total charge for bad and doubtful debts	6,357	100.0	6,093	100.0	1,321	100.0

1 Additional general provisions against Argentine exposures.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m
Specific provisions
New provisions	8,989	7,777	2,678
Release of provisions no longer required	(1,284)	(953)	(826)
Recoveries of amounts previously written off	(912)	(610)	(180)

	6,793	6,214	1,672

General provisions
Argentine additional provision	–	–	(196)
Other	(436)	(121)	(155)

	(436)	(121)	(351)

Total	6,357	6,093	1,321

Customer non-performing loans	13,259	15,050	10,523
Customer bad and doubtful debt provisions	12,669	13,691	9,117

Year ended 31 December 2004 compared with year ended 31 December 2003

At 31 December 2004, 78 per cent of customer lending was located in Europe and North America, with 12 per cent in Hong Kong. Personal lending accounted for 57 per cent of the customer loan portfolio, a marginal increase on the position at 31 December 2003.

     Excluding the effect of foreign exchange translation, over 70 per cent of loan growth in 2004, excluding the financial sector, was generated in personal lending, with particularly strong growth in mortgages and consumer lending.

     Over 100 per cent of the net charge for bad and doubtful debts in 2004 related to lending to the personal sector, including consumer finance, compared with 90 per cent in 2003. Similarly, some 95 per cent of the charge related to lending in the US and Europe, compared with 88 per cent in 2003.

     The charge for specific bad and doubtful debts adjusts the specific balance sheet provisions to the level that management deems adequate to absorb actual and inherent losses in the Group’s loan portfolio from homogeneous portfolios of assets and individually identified customer loans. The majority of specific provisions are determined on a portfolio basis employing statistical calculations using roll rate methodology to determine specific provisions for bad and doubtful debts. There were no significant changes to the procedures used by HSBC in determining the various components of the charge for specific bad and doubtful debts during the year. The charge for specific provisions in 2004 was US$6,793 million compared with US$6,214 million in 2003, an increase of US$579 million. With the additional quarter’s charge from HSBC Finance and the acquisitions during the year together adding US$1,433 million to the overall charge, the underlying movement at constant currencies was a decrease of US$979 million. New specific provisions increased by US$1,212 million, reflecting the additional quarter’s charge for HSBC Finance of US$1,367 million and the US$205 million effect of acquisitions during the year. Excluding these and at constant currencies, new specific provisions fell by US$537 million, or 7 per cent, compared with 2003 with lower new provisions in Hong Kong and the US combined with higher releases and recoveries in Europe, North America and South America.

     General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be individually identified as such until some time in the future. In determining the level of general provisions, management takes account of historical loss experience, the estimated period between a loss occurring and that loss being identified, and use their judgement to decide whether current economic conditions are likely to produce credit default rates and loss severity in line with historical precedent. There was a net general provision release of US$436 million in 2004, US$315 million greater than the net release of US$121 million in 2003. Releases increased in all geographical regions except South America. This reflected improved underlying economic conditions, driving lower loss expectations, and progress made with refinancing and restructuring problem credits.

     The aggregate customer bad and doubtful debt provisions at 31 December 2004 of US$12.7 billion represented 1.98 per cent of gross customer advances (net of suspended interest, reverse repos and settlement accounts) compared with 2.65 per cent at 31 December 2003. As in 2003, HSBC’s cross-border exposures did not necessitate significant provisions.

Back to Contents

     Non-performing loans (net of suspended interest) were US$13.3 billion at 31 December 2004. At constant exchange rates, there was a decrease in the level of non-performing loans (net of suspended interest) in 2004 compared with 2003, with falls in all geographical regions. Hong Kong and North America experienced a substantial fall in the level of loans categorised as non-performing.

Year ended 31 December 2003 compared with year ended 31 December 2002

The acquisition of HSBC Finance Corporation significantly affected the geographical and customer segment distribution of the Group’s lending activities and, more markedly, the distribution of its credit costs. At 31 December 2003, 76 per cent of customer lending was located, fairly equally, in Europe and North America, compared with 69 per cent in 2002, with Europe two-thirds of that total. At 31 December 2003, personal lending accounted for 56 per cent of the customer loan portfolio compared with 42 per cent at 31 December 2002.

     Excluding the effect of foreign exchange translation and the acquisition of HSBC Finance Corporation, over 90 per cent of loan growth in 2003, excluding the financial sector, was generated in personal lending, predominantly mortgages, credit cards and other personal products.

     Over 90 per cent of the charge for bad and doubtful debts in 2003 related to lending to the personal sector, including consumer finance, compared with 65 per cent in 2002. Similarly, over 88 per cent of the charge related to lending in the US and Europe, compared with 66 per cent in 2002.

     The charge for specific bad and doubtful debts adjusts the specific balance sheet provisions to a level that management deems adequate to absorb actual and inherent losses in the Group’s loan portfolio from homogeneous portfolios of assets and individually identified customer loans. Following the acquisition of HSBC Finance Corporation, the majority of specific provisions were determined on a portfolio basis. In addition, the acquisition of HSBC Finance Corporation resulted in a significant increase in the extent to which HSBC employed statistical calculations using roll rate methodology to determine specific provisions for bad and doubtful debts. Other than this, there were no significant changes to HSBC’s procedures in determining the various components of the charge for specific bad and doubtful debts. The charge for specific provisions in 2003 was US$6,214 million compared with US$1,672 million in 2002, an increase of US$4,542 million. New specific provisions, which increased by US$5,099 million, principally reflected the acquisitions of HSBC Finance Corporation (US$4,773 million) and HSBC Mexico (US$47 million). Excluding the effect of the acquisitions, new specific provisions rose by US$249 million, or 9 per cent, compared with 2002.

     General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be individually identified as such until some time in the future. In determining the level of general provisions, management takes into account historical loss experience, the estimated period between a loss occurring and that loss being identified and use their judgement to decide whether current economic and credit conditions are likely to increase or reduce the actual level of inherent losses. There was a net general provision release of US$121 million in 2003, US$230 million lower than the net release of US$351 million in 2002. In HSBC Finance and HSBC Mexico, general provisions were augmented by US$191 million due to growth in personal lending. Excluding this, the net release of general provisions of US$312 million was in line with that of 2002. This reflected improved underlying economic conditions, and progress made with refinancing and restructuring problem credits.

     The aggregate customer bad and doubtful debt provisions at 31 December 2003 of US$13.7 billion represented 2.66 per cent of gross customer advances (net of suspended interest, reverse repos and settlement accounts) compared with 2.68 per cent at 31 December 2002. As in 2003, HSBC’s cross-border exposures did not necessitate significant provisions.

     Non-performing loans (net of suspended interest) of US$15 billion at 31 December 2003 included US$5 billion relating to HSBC Finance’s loan book. Excluding HSBC Finance, and at constant exchange rates, there was a decrease in the level of non-performing loans (net of suspended interest) in 2003 compared with 2002, mainly as a result of the write-off of loans from the legacy portfolio acquired on the acquisition of HSBC Mexico.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Gains on disposal of investments

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m
Gains on disposal of:
– debt securities	187	161	170
– equity investments	300	233	226
– other participating interests	–	1	69
– associates	117	1	47
– subsidiaries	22	37	16
– other	144	18	4

	770	451	532

Year ended 31 December 2004 compared with year ended 31 December 2003

During the year, HSBC made 15 business acquisitions and completed 13 business disposals. HSBC’s profit on disposal of investments was US$770 million, US$319 million higher than in 2003. The gain on disposal of associates included a gain on the exchange of HSBC’s interest in World Finance International Limited for a 7 per cent interest in Bergesen Worldwide.

     The substantial increase in other disposals comprises the sale of venture capital investments in France and the US and the disposal of an investment in NYCE Corporation in the US. Realised gains on the sale of debt and equity investment securities during the year were 24 per cent higher than in 2003.

Year ended 31 December 2003 compared with year ended 31 December 2002

During 2003, HSBC made 26 business acquisitions and completed 14 business disposals.

     HSBC’s profit on disposal of investments was US$451 million, US$81 million lower than in 2002. The profits in 2002 included gains of US$39 million on the sale of HSBC’s 50 per cent share of Lixxbail to its joint venture partner, and US$38 million on the sale of HSBC’s 6.99 per cent share in Banco Santiago S.A.

     Realised gains on the sale of debt and equity investment securities during the year were broadly in line with 2002. The reductions in interest rates and improvement in equity markets drove growth of US$59 million in the unrecognised gains on HSBC’s debt and equity investment portfolios.

Back to Contents

Taxation

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m
Current taxation
UK corporation tax charge	716	547	684
Overseas taxation	2,856	2,590	1,217
Joint ventures	3	1	(6)
Associates	42	19	17

	3,617	3,157	1,912

Deferred taxation
Origination and reversal of timing differences	981	(5)	615
Effect of increased tax rate on opening asset	(15)	(7)	–
Adjustment in respect of prior periods	(76)	(25)	7

	890	(37)	622

Total charge for taxation	4,507	3,120	2,534

	%	%	%
Effective tax rate	25.6	24.3	26.3
Standard UK corporation tax rate	30.0	30.0	30.0

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m
Analysis of overall tax charge
Taxation at UK corporation tax rate of 30 per cent (2003 and 2002: 30 per cent)	5,282	3,845	2,895
Effect of differently taxed overseas profits in principal locations	(347)	(366)	(472)
Tax free gains	(64)	(17)	(19)
Goodwill amortisation not tax deductible	579	476	261
Acquisition accounting adjustments not tax effected	(253)	(331)	–
Prior period adjustments	(229)	(230)	(90)
Tax deduction on innovative Tier 1 capital	(192)	(117)	(99)
Low income housing credits	(95)	(72)	–
Other items	(174)	(68)	58

Overall tax charge	4,507	3,120	2,534

Year ended 31 December 2004 compared with year ended 31 December 2003

HSBC Holdings and its subsidiary undertakings in the UK provided for UK corporation tax at 30 per cent, the rate for the calendar year 2004 (2003: 30 per cent).

     HSBC’s effective tax rate of 25.6 per cent in 2004 was lower than the corporation tax rate of 30 per cent. The main factors which reduced the rate were: the geographical mix of profits and, in particular, the lower rate of tax on profits generated in Hong Kong; fair value accounting adjustments, which under UK GAAP affect pre-tax profits but are ignored for tax purposes; the tax-deductibility of the cost of servicing the Group’s innovative Tier 1 capital, which under UK GAAP is shown as a minority interest; and prior period adjustments, which by definition are unrelated to earnings in the current year. These were partially offset by the effect of goodwill amortisation, which is also ignored for tax purposes and therefore increases the effective tax rate.

     Overseas tax included Hong Kong profits tax of US$539 million (2003: US$483 million) provided at a rate of 17.5 per cent (2003: 17.5 per cent) on the profits assessable in Hong Kong. Other overseas taxation was provided for in the countries of operation at the appropriate rates.

     Profits arising in North America represented a higher percentage of HSBC’s profits in 2004 than in 2003, largely because of the effect of an additional quarter’s results of HSBC Finance Corporation. US profits are taxed at a higher rate than the average for the rest of the Group and this change in mix raised the effective tax rate.

     A number of fair value acquisition accounting adjustments relating to HSBC Finance Corporation and HSBC Mexico resulted in net credits to the profit and loss account with no corresponding tax charge. A more detailed explanation of the

Back to Contents

H S B C H O L D I N G S P L C

Financial Review (continued)

acquisition accounting adjustments is disclosed in Note 7 of the ‘Notes on the Financial Statements’.

     Certain prior period adjustments arose in 2004 which reduced HSBC’s overall tax charge. These related to the recognition of deferred tax assets on losses, which became more likely to be utilised. The Group also reached agreement on a number of settlements in respect of outstanding matters on prior year computations at a lower cost than had originally been estimated in establishing provisions.

     Goodwill amortisation was higher than in the previous year, mainly due to an additional three months charge for HSBC Finance Corporation.

     At 31 December 2004, there were potential future tax benefits of US$973 million (2003: US$963 million). The potential benefits are in respect of trading losses, allowable expenditure charged to the profit and loss account but not yet allowable for tax, and capital losses which have not been recognised because realisation of the benefits is not considered more likely than not.

Year ended 31 December 2003 compared with year ended 31 December 2002

HSBC Holdings and its subsidiary undertakings in the UK provided for UK corporation tax at 30 per cent, the rate for the calendar year 2003 (2002: 30 per cent).

     HSBC’s effective tax rate of 24.3 per cent in 2003 was lower than the corporation tax rate of 30 per cent. The geographic mix of profits; fair value accounting adjustments, which are ignored for tax purposes; and prior period adjustments were the main factors which reduced the rate. These were partially offset by the effect of goodwill amortisation, which is also ignored for tax purposes and which increased the rate.

     Overseas tax included Hong Kong profits tax of US$483 million (2002: US$408 million) provided at a rate of 17.5 per cent (2002: 16 per cent) on the profits assessable in Hong Kong. Other overseas taxation was provided for in the countries of operation at the appropriate rates of taxation.

     Profits arising in North America represented a higher percentage of HSBC’s profits in 2003 compared with 2002 largely because of the acquisition of HSBC Finance Corporation. US profits are taxed at a higher rate than the average for the rest of the Group and this change in mix raised the effective tax rate.

     A number of fair value acquisition accounting adjustments relating to HSBC Finance Corporation and HSBC Mexico resulted in net credits to the profit and loss account with no corresponding tax charge. A more detailed explanation of the acquisition accounting adjustments is disclosed in Note 8 of the ‘Notes on the Financial Statements’ in the 2003 Annual Report and Accounts.

     Prior period adjustments arose in 2003 which reduced HSBC’s overall tax charge. These related mainly to the recognition of deferred tax assets on losses, which became more likely to be utilised. The Group also reached agreement on a number of settlements in respect of outstanding matters on prior year computations which allowed contingency reserves to be released.

     Goodwill amortisation was higher than in the previous year, mainly due to the acquisition of HSBC Finance Corporation.

     At 31 December 2003, there were potential future tax benefits of US$963 million (2002: US$885 million). The potential benefits are in respect of trading losses, allowable expenditure charged to the profit and loss account but not yet allowable for tax, and capital losses which had not been recognised because realisation of the benefits was not considered more likely than not.

Back to Contents

Asset deployment

	At 31 December

	2004		2003
	US$m	%	US$m	%
Loans and advances to customers	669,831	52.9	528,977	51.7
Loans and advances to banks	142,712	11.3	117,173	11.4
Debt securities	240,999	19.1	205,722	20.1
Treasury bills and other eligible bills	30,284	2.4	20,391	2.0
Equity shares	19,319	1.5	12,879	1.3
Goodwill and intangible assets	29,382	2.3	28,640	2.8
Other	132,373	10.5	109,447	10.7

	1,264,900	100.0	1,023,229	100.0

Hong Kong Government certificates of indebtedness	11,878		10,987

	1,276,778		1,034,216

Loans and advances to customers include:
– reverse repos	29,346		17,777
– settlement accounts	13,834		8,594

Loans and advances to banks include:
– reverse repos	36,543		23,220
– settlement accounts	6,086		7,039

Year ended 31 December 2004 compared with year ended 31 December 2003

HSBC’s total assets (excluding Hong Kong Government certificates of indebtedness) at 31 December 2004 were US$1,264.9 billion, an increase of US$241.7 billion or 24 per cent since 31 December 2003. At constant exchange rates, total assets grew by US$203.8 billion or 19 per cent.

     At 31 December 2004, HSBC’s balance sheet remained highly liquid, reflecting strong growth in customer deposits. The proportion of assets deployed in customer advances rose to 53 per cent. Customer advances increased by 27 per cent, marginally higher than the growth in total assets, driven essentially by lending to finance consumer spending and strong growth in mortgage financing, reflecting the buoyant housing markets in the US, the UK and parts of Asia-Pacific. Growth in corporate lending was concentrated in the Commercial Banking customer group, while increased financial lending largely reflected expansion of the euro government bond trading portfolios in France.

     At constant exchange rates, gross loans and advances to customers (excluding loans to the financial sector) were US$101.4 billion higher than at the end of December 2003. US$50.5 billion of this increase related to mortgages, with strong growth in the US and the UK. At constant exchange rates, other personal lending increased by US$22.9 billion or 17 per cent compared with December 2003, mainly as a result of strong growth in credit card and other unsecured personal lending in all of HSBC’s markets, particularly in the UK. Underlying commercial and corporate lending, excluding lending to governments, grew by 14 per cent, with notable growth in Hong Kong and in the Rest of Asia-Pacific on the back of higher trade volumes.

     In Europe, growth in assets was driven by increased mortgage and consumer lending in the UK and demand from private banking clients for secured funding to finance investment activity. Lending to small and middle market companies also increased, although lending to major corporate customers remained subdued.

     In Hong Kong, lending to commercial customers improved as Hong Kong’s economy recovered from the impact of SARS and trade flows with mainland China increased. Competition in the mortgage market remained intense and the portfolio declined slightly. Surplus funds from increased customer deposits were deployed in investment securities to enhance HSBC’s yields.

     In the Rest of Asia-Pacific, the increase in assets was driven by higher mortgage, consumer lending and strong regional trade flows.

     The rise in assets in North America was driven substantially by strong growth in mortgage lending and demand for consumer credit.

     In South America, growth was concentrated in consumer lending in Brazil, which also benefited from an expansion in lending to the Brazilian retail sector.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     At 31 December 2004, assets held by HSBC as custodian amounted to US$2,819 billion. Custody is the safekeeping and administration of securities and financial instruments on behalf of others, and the inclusion of Bank of Bermuda was responsible for much of the increase.

Debt securities and equity shares

Debt securities held on an accruals basis in the investment book at 31 December 2004 showed an aggregate unrecognised gain, net of off-balance sheet hedges, of US$1,005 million compared with an unrecognised gain of US$1,160 million at 31 December 2003. Equity shares included US$4,709 million held on investment account, compared with US$5,390 million at 31 December 2003, on which there was an unrecognised gain of US$879 million, compared with US$827 million at 31 December 2003.

Funds under management

Funds under management of US$476 billion were US$57 billion, or 14 per cent, higher than at 30 June 2004 and US$90 billion, or 23 per cent, higher than at the end of 2003. The inclusion of US$22 billion of funds relating to Bank of Bermuda, and continued strong funds inflows from both the asset management and private banking businesses, were responsible for the increase. The weakening of the US dollar benefited the translation of sterling and euro-denominated funds, and contributed to the positive market performance. At 31 December 2004, HSBC’s asset management business, including affiliates, reported funds under management of US$224 billion, and the private banking business reported funds under management of US$178 billion.

	2004	2003
	US$bn	US$bn
Funds under management
At 1 January	386	306
Net new money	64	42
– Bank of Bermuda	22	–
– Other	42	42
Value change	19	25
Exchange and other	7	13

At 31 December	476	386

Economic profit

HSBC’s internal performance measures include economic profit, a measure which compares the return on the financial capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices its cost of capital internally and the difference between that cost and post-tax profit attributable to ordinary shareholders represents the amount of economic profit generated. Economic profit is used by management as one of the measures to decide where to allocate resources so that they will be most productive. In order to concentrate on external factors rather than measurement bases, HSBC emphasises the trend in economic profit within business units rather than absolute amounts. In light of the current levels of world interest rates, and taking into account the Group’s geographical and customer group diversity, HSBC believes that its true cost of capital on a consolidated basis is approximately 10 per cent. HSBC plans to continue using this cost until the end of the current five year strategic plan, which expires at the end of 2008, in order to ensure consistency and comparability. The cost of capital under the previous strategic plan, which expired at the end of 2003, was 12.5 per cent.

     On this basis, economic profit increased by US$3,773 million compared with 2003, reflecting both the lower cost of capital rate and improved profitability.

42

Back to Contents

	Year ended 31 December

	2004		2003
	US$m	% [1]	US$m	% [1]

Average shareholders’ funds before dividends	80,220		67,585
Add: dividends declared but not paid	1,888		1,773

Average shareholders’ funds	82,108		69,358
Add: cumulative goodwill written off and amortised	9,873		8,172
Less: property revaluation reserves	(2,013)		(1,824)

Average invested capital[2]	89,968		75,706

Profit after tax	13,101	14.6	9,696	12.8
Add: goodwill amortisation	1,818	2.0	1,585	2.1
depreciation charged on property revaluations	46	–	38	–
Less: equity minority interest	(586)	(0.7)	(487)	(0.6)
preference dividends	(675)	(0.7)	(435)	(0.6)

Return on invested capital[3]	13,704	15.2	10,397	13.7
Benchmark cost of capital	(8,997)	(10.0)	(9,463)	(12.5)

Economic profit/spread	4,707	5.2	934	1.2

1	Expressed as a percentage of average invested capital.
2	Average invested capital is measured as shareholders’ funds after adding back goodwill amortised and goodwill previously written-off directly to reserves and after deducting property revaluation reserves. This measure reflects capital initially invested and subsequent profit (excluding goodwill amortisation).
3	Return on invested capital is based on attributable profit excluding goodwill amortisation adjusted for depreciation attributable to revaluation surpluses.

43

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Analysis by Customer Group and by Geographical Region

By Customer Group:

Profit/(loss) excluding goodwill amortisation

	Year ended 31 December 2004

Total	Personal Financial Services	Consumer Finance [4]	Total Personal Financial Services	Commercial Banking	Corporate, Investment Banking & Markets	Private Banking	Other [6]	Inter- segment elimination	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	10,290	11,176	21,466	4,884	3,821	718	135	–	31,024
Dividend income	8	9	17	6	565	5	8	–	601
Net fees and commissions	4,568	1,893	6,461	2,742	2,802	962	126	–	13,093
Dealing profits	192	–	192	142	1,929	257	46	–	2,566
Other income	1,011	1,004	2,015	656	873	17	2,120	(2,378)	3,303
Other operating income	5,779	2,906	8,685	3,546	6,169	1,241	2,300	(2,378)	19,563

Operating income	16,069	14,082	30,151	8,430	9,990	1,959	2,435	(2,378)	50,587

Operating expenses excluding goodwill amortisation[1]	(9,601)	(4,997)	(14,598)	(4,107)	(5,649)	(1,325)	(2,574)	2,378	(25,875)

Operating profit/(loss) before provisions[1]	6,468	9,085	15,553	4,323	4,341	634	(139)	–	24,712
Provisions for bad and doubtful debts	(1,155)	(5,457)	(6,612)	(227)	473	9	–	–	(6,357)
Provisions for contingent liabilities and commitments	(80)	–	(80)	10	(38)	4	77	–	(27)
Amounts (written off)/ written back on fixed asset investments	(2)	–	(2)	(1)	(11)	(2)	16	–	–

Operating profit/(loss)[1]	5,231	3,628	8,859	4,105	4,765	645	(46)	–	18,328
Share of operating profit in joint ventures	–	–	–	–	5	–	–	–	5
Share of operating profit in associates[2]	75	–	75	57	96	–	63	–	291
Gains on disposal of investments and tangible fixed assets	71	39	110	7	330	48	307	–	802

Profit on ordinary activities before tax[3]	5,377	3,667	9,044	4,169	5,196	693	324	–	19,426

	%	%	%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]	27.7	18.9	46.6	21.5	26.7	3.6	1.6		100.0
Cost:income ratio[1]	59.7	35.5	48.4	48.7	56.5	67.6	105.7		51.1

	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[7]
Loans and advances to customers (net)	233,829	137,100	370,929	129,939	142,160	24,463	2,340		669,831
Total assets[8]	274,995	163,420	438,415	160,299	582,975	56,466	26,745		1,264,900
Customer accounts	319,081	552	319,633	137,847	177,936	57,780	555		693,751
The following assets and liabilities were significant to customer groups as noted:
Loans and advances to banks (net)					128,001
Debt securities, treasury bills and other eligible bills					234,867
Deposits by banks					79,927
Debt securities in issue		115,668

Goodwill amortisation excluded:
1 from (1) above	356	519	875	271	359	309	–		1,814
2 from (2) above	1	–	1	3	–	–	–		4
3 from (3) above	357	519	876	274	359	309	–		1,818

For other footnotes, see page 59.

44

Back to Contents

	Year ended 31 December 2003

			Total		Corporate,
	Personal		Personal		Investment			Inter-
	Financial	Consumer	Financial	Commercial	Banking &	Private		segment
	Services	Finance[5]	Services	Banking	Markets	Banking	Other[6]	elimination	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	8,654	8,289	16,943	4,196	3,899	574	(14)	–	25,598

Dividend income	6	12	18	3	161	3	37	–	222
Net fees and commissions	3,623	1,219	4,842	2,256	2,315	822	159	–	10,394
Dealing profits/(losses)	133	–	133	118	1,764	209	(46)	–	2,178
Other income[9]	834	674	1,508	587	805	50	938	(1,208)	2,680

Other operating income[9]	4,596	1,905	6,501	2,964	5,045	1,084	1,088	(1,208)	15,474

Operating income[9]	13,250	10,194	23,444	7,160	8,944	1,658	1,074	(1,208)	41,072
Operating expenses excluding goodwill amortisation[1,9]	(8,232)	(3,397)	(11,629)	(3,768)	(4,373)	(1,149)	(1,371)	1,208	(21,082)

Operating profit/(loss) before provisions[1]	5,018	6,797	11,815	3,392	4,571	509	(297)	–	19,990
Provisions for bad and doubtful debts	(1,058)	(4,575)	(5,633)	(274)	(297)	(2)	113	–	(6,093)
Provisions for contingent liabilities and commitments	(19)	–	(19)	14	(53)	(2)	16	–	(44)
Amounts (written off)/written back on fixed asset investments	(18)	–	(18)	–	(91)	(3)	6	–	(106)

Operating profit/(loss)[1]	3,923	2,222	6,145	3,132	4,130	502	(162)	–	13,747
Share of operating profit in joint ventures[2]	11	–	11	–	8	–	–	–	19
Share of operating profit in associates[2]	47	–	47	20	80	–	74	–	221
Gains on disposal of investments and tangible fixed assets	27	3	30	6	225	61	92	–	414

Profit on ordinary activities before tax[3]	4,008	2,225	6,233	3,158	4,443	563	4	–	14,401

	%	%	%	%	%	%	%		%

Share of HSBC’s pre-tax profits[3]	27.8	15.5	43.3	21.9	30.9	3.9	–		100.0
Cost:income ratio[1]	62.1	33.3	49.6	52.6	48.9	69.3	127.7		51.3

	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[7]
Loans and advances to customers (net)	173,613	116,409	290,022	103,495	115,092	18,109	2,259		528,977
Total assets[8,9]	206,694	145,383	352,077	128,086	462,995	54,510	25,561		1,023,229
Customer accounts	290,540	232	290,772	111,515	119,335	50,951	557		573,130
The following assets and liabilities were significant to customer groups as noted:
Loans and advances to banks (net)					101,277
Debt securities, treasury bills and other eligible bills					186,139
Deposits by banks					65,882
Debt securities in issue		110,905

Goodwill amortisation excluded:
1 from (1) above	249	379	628	263	272	282	5		1,450
2 from (2) above	1	–	1	–	135	–	(1)		135
3 from (3) above	250	379	629	263	407	282	4		1,585

For other footnotes, see page 59.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation (continued)

	Year ended 31 December 2002

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other[6]	elimination	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	7,429	3,835	3,700	549	(53)	–	15,460
Dividend income	6	6	230	2	34	–	278
Net fees and commissions	2,979	1,934	2,164	623	124	–	7,824
Dealing profits	50	107	1,008	137	11	–	1,313
Other income[9]	773	459	609	102	925	(1,148)	1,720
Other operating income[9]	3,808	2,506	4,011	864	1,094	(1,148)	11,135

Operating income[9]	11,237	6,341	7,711	1,413	1,041	(1,148)	26,595

Operating expenses excluding goodwill amortisation[1,9]	(6,958)	(3,149)	(3,898)	(987)	(1,110)	1,148	(14,954)

Operating profit/(loss) before provisions[1]	4,279	3,192	3,813	426	(69)	–	11,641

Provisions for bad and doubtful debts	(857)	(269)	(184)	(5)	(6)	–	(1,321)
Provisions for contingent liabilities and commitments	(42)	19	12	(21)	(75)	–	(107)
Amounts (written off)/written back on fixed asset investments	(2)	3	(109)	(22)	(194)	–	(324)

Operating profit/(loss)[1]	3,378	2,945	3,532	378	(344)	–	9,889

Share of operating profit/(loss) in joint ventures[2]	(23)	3	2	(1)	–	–	(19)
Share of operating profit/(loss) in associates	17	15	45	(10)	68	–	135
Gains on disposal of investments and tangible fixed assets	19	51	317	46	75	–	508

Profit/(loss) on ordinary activities before tax[3]	3,391	3,014	3,896	413	(201)	–	10,513

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]	32.3	28.7	37.1	3.8	(1.9)		100.0
Cost:income ratio[1]	61.9	49.7	50.6	69.9	106.6		56.2

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[7]
Loans and advances to customers (net)	143,696	90,562	101,770	14,115	2,201		352,344
Total assets[8,9]	171,478	113,520	394,540	48,346	21,276		749,160
Customer accounts	257,880	92,884	95,351	49,012	311		495,438
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances banks (net)			80,870
Debt securities, treasury bills and other eligible bills			162,583
Deposits by banks			48,895

Goodwill amortisation excluded:
1 from (1) above	186	168	236	264	–		854
2 from (2) above	–	–	8	–	1		9
3 from (3) above	186	168	244	264	1		863

For other footnotes, see page 59.

Back to Contents

Personal Financial Services

Profit excluding goodwill amortisation

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m

Net interest income	10,290	8,654	7,429
Dividend income	8	6	6
Net fees and commissions	4,568	3,623	2,979
Dealing profits	192	133	50
Other income[9]	1,011	834	773
Other operating income[9]	5,779	4,596	3,808

Operating income[9]	16,069	13,250	11,237
Operating expenses excluding goodwill amortisation[1,9]	(9,601)	(8,232)	(6,958)

Operating profit before provisions[1]	6,468	5,018	4,279
Provisions for bad and doubtful debts	(1,155)	(1,058)	(857)
Provisions for contingent liabilities and commitments	(80)	(19)	(42)
Amounts written off fixed asset investments	(2)	(18)	(2)

Operating profit[1]	5,231	3,923	3,378

Share of operating profit/(loss) in joint ventures	–	11	(23)
Share of operating profit in associates[2]	75	47	17
Gains on disposal of investments and tangible fixed assets	71	27	19

Profit on ordinary activities before tax[3]	5,377	4,008	3,391

By geographical region:
Europe	1,719	1,267	987
Hong Kong	2,097	1,740	1,705
Rest of Asia-Pacific	350	158	127
North America	1,164	870	605
South America	47	(27)	(33)

Profit on ordinary activities before tax[3]	5,377	4,008	3,391

	%	%	%

Share of HSBC’s pre-tax profits[3]	27.7	27.8	32.3
Cost:income ratio[1]	59.7	62.1	61.9

	US$m	US$m	US$m
Selected balance sheet data[7]
Loans and advances to customers (net)	233,829	173,613	143,696
Total assets[8,9]	274,995	206,694	171,478
Customer accounts	319,081	290,540	257,880

Goodwill amortisation:
1 excluded from (1) above	356	249	186
2 excluded from (2) above	1	1	—
3 excluded from (3) above	357	250	186

For other footnotes, see page 59.

Business highlights

General

•	Pre-tax profit before goodwill amortisation grew by 34 per cent to US$5,377 million. At constant exchange rates and excluding acquisitions, profits increased by 27 per cent.

•	The one millionth HSBC Premier customer was recruited in May, and by the end of 2004, HSBC had recruited over 1.1 million Premier customers, an increase of 28 per cent compared with the end of 2003. HSBC Premier was launched in Mexico, Bermuda, Greece and Malta during the year.

•	In September 2004, HSBC was voted ‘Global Bank of the Year’ by The Banker magazine for an unprecedented third consecutive year.

•	In November 2004, HSBC was named ‘Best Consumer Bank’ in Global Finance magazine’s listing of the World’s Best Banks 2004.

•	In December 2004, HSBC was named the ‘International Retail Bank of the Year 2004’ in the Retail Banker International magazine’s annual award.

Europe

•	In December 2004, the three millionth personal internet banking customer was recruited in the UK.

•	At First Direct, 39 per cent of HSBC’s customers actively used its online banking service and more than 70 per cent of inbound contacts from its customers were over the internet in 2004.

•	Logons to the CCF.fr website in France almost doubled to 11 million in 2004 and over one million transactions were carried out through the site, an increase of 30 per cent over 2003.

•	During the Autoroutes Paris Rhin Rhone privatisation, CCF organised the first ever on-line sale of shares to personal customers in France.

•	In the UK, HSBC’s mortgage products remained highly rated, receiving the ‘Best National Bank’ award over two, five and 10 years from What Mortgage magazine in March 2004. In July 2004, Mortgage Magazine named HSBC as ‘Best First Time Buyer Lender’. HSBC ranked first in the ‘Moneyfacts Top 35 Lenders Survey’ for the amount of interest charged over the 12 months ended 31 December 2004 (£100,000 mortgage at the

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

lender’s standard variable rate). First Direct was awarded ‘Best Internet Lender’ by Mortgage Advisor and Home Buyer magazine for its Offset mortgage.

•	Following the acquisition of M&S Money and the successful joint management with the John Lewis Partnership of the John Lewis, Peter Jones and Waitrose store card, HSBC became one of the UK’s top credit card issuers. The M&S Money transaction brought an additional 3.5 million customers.

Hong Kong

•	New products, including a range of structured treasury products, capital-guaranteed funds, open-ended funds and certificates of deposit were launched to broaden the range of investment options in Hong Kong. Sales of unit trusts and structured investment products reached record levels. HSBC also recorded growth of 40 per cent in new regular premium life insurance sales, driven by the success of flexible products tailored to customers’ specific needs, such as the Target Protection Plus product.

•	HSBC maintained its position as the largest credit card issuer in Hong Kong. An attractive rewards programme, customer acquisition, and successful cross-sales to both existing and new customers, helped grow the number of cards in circulation in Hong Kong by 14 per cent and cardholder spending by 32 per cent.

•	In 2004, renminbi financial services were launched in Hong Kong, offering a comprehensive range of deposits, currency exchange and remittance services.

Rest of Asia-Pacific

•	There are now over 5 million personal customers across the Rest of Asia-Pacific.

•	HSBC is the leading international unit trust agent in Malaysia. Unit trust sales increased by 22 per cent in 2004.

•	Islamic Banking was launched during the year in UAE, globally branded as HSBC Amanah. HSBC currently offers customers Amanah current accounts, personal finance, vehicle finance and funds. The HSBC Amanah Global Equity Index Fund was also launched. This is the first index tracker fund to invest in the 100 largest Shariah-compliant companies by market capitalisation. Shariah compliant mortgages, term deposits and savings accounts will be launched in 2005.

•	In March 2004, India launched “Smart Home” mortgages. The product offers a reduction of interest paid when extra funds are deposited into the Smart Home account and the flexibility to redraw the extra funds paid. Balances of mortgages increased by 112 per cent year on year.

North America

•	Free current account services were successfully launched in the US, which has attracted over 110,000 new customers and added some US$200 million in deposits in the first nine months.

•	Customer deposits and insurance revenues grew strongly in Mexico, in conjunction with the launch of HSBC Premier. Despite an increasingly competitive marketplace, market share in deposits rose by 60 basis points to 14.4 per cent, leveraging the bank’s extensive branch and ATM network.

•	On 10 June 2004, HSBC Bank USA successfully launched its first major integrated marketing initiative towards the Hispanic market called ‘¿Quieres un Mejor Banco?’. In addition to building awareness of the bank in the Spanish community, new customer growth increased market penetration by 11 per cent. This campaign attracted over 39,000 new account openings.

•	The rollout of HSBC Finance Corporation’s proprietary credit card system, WHIRL, will enable HSBC to accelerate the growth in card volumes in a number of countries. Operations in Mexico and the US completed the migration to WHIRL in 2004: the UK transferred in early 2005 and a number of operations in Asia will follow over the next two years.

South America

•	The integration of the Losango business acquired at the end of 2003 progressed well. Good progress was made in delivering anticipated operational synergies and HSBC took a market-leading approach by sharing branches with the Losango franchise. Losango benefited from the acquisition of two additional consumer portfolios, Valeu Promotora de Vendes, in Rio de Janeiro and CrediMatone S.A. in the South of Brazil, increasing the total number of sales outlets by 114 to 288.

Back to Contents

Consumer Finance

Profit excluding goodwill amortisation

	Year ended
	31 December

	2004 [4]	2003 [5]
	US$m	US$m

Net interest income	11,176	8,289
Dividend income	9	12
Net fees and commissions	1,893	1,219
Other income	1,004	674
Other operating income	2,906	1,905

Operating income	14,082	10,194
Operating expenses excluding goodwill amortisation[1]	(4,997)	(3,397)

Operating profit before provisions[1]	9,085	6,797
Provisions for bad and doubtful debts	(5,457)	(4,575)

Operating profit[1]	3,628	2,222
Gains on disposal of investments and tangible fixed assets	39	3

Profit on ordinary activities before tax[1]	3,667	2,225

By geographical region:
Europe	91	157
North America	3,576	2,068

Profit on ordinary activities before tax[1]	3,667	2,225

	%	%
Share of HSBC’s pre-tax profits[1]	18.9	15.5
Cost:income ratio[1]	35.5	33.3

	US$m	US$m
Selected balance sheet data[7]
Loans and advances to customers (net)	137,100	116,409
Total assets[8]	163,420	145,383
Debt securities in issue	115,668	110,905

Goodwill amortisation:
1 excluded from (1) above	519	379

For other footnotes, see page 59.

Business highlights

•	Consumer Finance reported a pre-tax profit, before goodwill amortisation, of US$3,667 million, of which US$1,126 million was an additional quarters’ contribution. Excluding this, and at constrant exchange rates, pre-tax profit grew by 13 per cent to US$2,541 million.

•	In September 2004, HSBC extended its brand across a number of its Consumer Finance businesses in the US. In early 2005, the rebranding efforts will continue with the rebranding of HSBC Finance Corporation’s vehicle finance and credit cards businesses. The branch based Consumer Finance business will retain the HFC and Beneficial brands, accompanied by the endorsement signature, ‘Member HSBC Group’.

•	In December 2004, Household International, Inc. merged with its wholly owned subsidiary and changed its name to HSBC Finance Corporation. The name change was a continuation of the rebranding of the Household businesses to the HSBC brand. These actions were taken to establish a single brand in North America to create a stronger platform to advance growth across all HSBC business lines.

•	Strong improvement was seen in credit quality, driven by the economic upturn, improved origination quality, growth in the relative proportion of secured receivables, improved collection activity, and the effect on product mix of HSBC Finance Corporation’s move into prime and near-prime markets. Improvements were seen across most products and in a number of key indicators. The rate of improvement began to slow in the second half of the year reflecting the maturing of the portfolio, less robust employment growth and rising energy prices.

•	Loans and advances to customers grew by 18 per cent to US$137.1 billion, mainly driven by strong organic loan growth in mortgages and vehicle finance.

•	Expansion into prime and near-prime markets in the US contributed to strong growth in customer loan balances, particularly in the mortgage business. Residential mortgage balances increased from US$46.1 billion at the end of 2003 to US$60.8 billion by the end of 2004.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

•	In October 2004, Household Mortgage Services was rebranded HSBC Mortgage Services. The launch of a new marketing campaign, new product line and an increase in sales staff resulted in a record number of account acquisitions. Nearly 50 per cent of all mortgage applications were processed on-line in 2004. Greater efficiency was achieved in collections and servicing of mortgages.

•	In December 2004, HSBC Bank USA received regulatory approval to purchase HSBC Finance Corporation’s domestic private label portfolio totalling US$15.6 billion, the transfer was completed on 29 December 2004. HSBC Finance Corporation will continue to maintain the customer account relationships for the assets transferred.

•	During 2004, retail services in the US launched new financing programmes with high-profile manufacturers and retailers. These include American Suzuki Corporation, Liz Claiborne and Helzberg Diamonds. In addition, HSBC Business Solutions, the business-to-business financial arm of retail services, became the commercial financing partner for Komatsu, Mac Tools and Northern Tool & Equipment Co.

•	America’s largest labour union, AFL-CIO, and card services, agreed to extend the term of their successful affinity card programme. Card services also added new affinity groups to its partnership programme and rolled out the Cards-in-Branches scheme to HFC and Beneficial branches throughout the US. More than 5.9 million value-added service product memberships are now held by cardholders and HSBC Finance Corporation has expanded into the prime segment of the credit card market under the HSBC brand.

•	Projected operating synergies were achieved through the integration of HSBC and HBSC Finance Corporation. The merger of the technology services teams of both HSBC and HSBC Finance Corporation in North America was completed; all HSBC’s global credit card technology is now co-ordinated from North America. HSBC Finance Corporation’s use of HSBC’s Group Service Centres was expanded, with over 1,800 employees in the centres now supporting the Consumer Finance business. Purchasing activities in North America were also consolidated, and 45 major vendor relationships renegotiated, with annual savings in excess of US$67 million, US$26 million of such savings directly resulting from the integration of HSBC and HSBC Finance Corporation.

•	At the end of 2003, the motor vehicle finance businesses of HSBC Finance Corporation and HSBC Bank USA were combined and their product offerings were merged onto a single platform. In January 2004, a new prime financing programme was launched through HSBC Bank USA. Organic growth of US$1.4 billion in motor vehicle finance loans was primarily achieved through the company’s network of 5,200 motor dealers, extensive alliance relationships, and direct sales channels.

Back to Contents

Commercial Banking

Profit excluding goodwill amortisation

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m
Net interest income	4,884	4,196	3,835
Dividend income	6	3	6
Net fees and commissions	2,742	2,256	1,934
Dealing profits	142	118	107
Other income[9]	656	587	459
Other operating income[9]	3,546	2,964	2,506

Operating income[9]	8,430	7,160	6,341

Operating expenses excluding goodwill amortisation[1,9]	(4,107)	(3,768)	(3,149)

Operating profit before provisions[1]	4,323	3,392	3,192

Provisions for bad and doubtful debts	(227)	(274)	(269)
Provisions for contingent liabilities and commitments	10	14	19
Amounts (written off)/written back on fixed asset investments	(1)	–	3

Operating profit[1]	4,105	3,132	2,945

Share of operating profit in joint ventures	–	–	3
Share of operating profit in associates[2]	57	20	15
Gains on disposal of investments and tangible fixed assets	7	6	51

Profit on ordinary activities before tax[3]	4,169	3,158	3,014

By geographical region:
Europe	1,749	1,303	1,344
Hong Kong	914	711	733
Rest of Asia-Pacific	496	450	423
North America	845	595	435
South America	165	99	79

Profit on ordinary activities before tax[3]	4,169	3,158	3,014

	%	%	%

Share of HSBC’s pre-tax profits[3]	21.5	21.9	28.7
Cost:income ratio[1]	48.7	52.6	49.7

	US$m	US$m	US$m
Selected balance sheet data[7]
Loans and advances to customers (net)	129,939	103,495	90,562
Total assets[8,9]	160,299	128,086	113,520
Customer accounts	137,847	111,515	92,884

Goodwill amortisation:
1 excluded from (1) above	271	263	168
2 excluded from (2) above	3	–	–
3 excluded from (3) above	274	263	168

For other footnotes, see page 59.

Business highlights

General

•	Pre-tax profit before goodwill amortisation was 32 per cent higher than last year. At constant exchange rates and excluding acquisitions, profits increased by 24 per cent because of good revenue growth and improving credit quality.

•	Customer numbers rose by 6 per cent to 2.3 million, while loans and advances to customers increased by 26 per cent and customer accounts by 24 per cent.

•	Sales activity expanded across the segment. Global relationship management was launched in 2004 for well-established relationship with customers with international business dealings. Inward referral champions were appointed in 35 countries to maximise cross border-referral business.

•	Segmentation of the customer base continued in 2004, with the successful approach adopted in UK corporate banking being repeated in other countries for top tier customers. An increase in the number of commercial centres and a change in the focus of their activities, and new packaged products, benefited Smaller and Medium Enterprises (‘SME’).

•	Internet Banking customer numbers increased by 43 per cent. The internet represents a rapidly growing revenue source, generating over US$50 million from transactions, fees and e-sales in 2004. Global e-development resources were rationalised in 2004 to extract cost synergies from utilising common IT platforms.

•	HSBCnet, the Group’s new ‘e’ banking platform for corporate and mid-market customers, was introduced and now has customers in 30 countries in Asia Pacific, Europe, North America and the Middle East. Services include a range of transaction banking and treasury products.

•	Major initiatives commenced in the second half of 2004, aimed at significantly increasing the sale of business insurance and commercial wealth management products to relevant customers in a number of selected countries.

•	In November, HSBC retained the title of ‘Best Clearing Bank for Small Businesses’ awarded by the Forum of Private Business in the UK. It is the fourth consecutive time that HSBC has won the title, which is awarded every two years.

Back to Contents

H S B C  H O L D I N G S   P L C

Financial Review (continued)

•	Finance Asia and Global Finance named HSBC ‘Best Trade Finance Bank’ in Asia and in Hong Kong for the eighth and fourth successive years respectively. HSBC was also named ‘Best Foreign Commercial Bank’ in China, India, Indonesia and Malaysia.

Europe

•	In the UK, the segmentation of customers was refined. 21 corporate banking centres were launched to service top tier customers, a further 209 commercial centres were established to address the banking needs of larger SMEs, while for the rest of the SME market a dedicated outbound contact unit was created.

•	2004 was a record year for commercial acquisitions, which, coupled with the best customer retention of any UK high street bank, resulted in HSBC reporting a net gain in commercial customers. Over 100,000 start-up business accounts were opened, and HSBC now has a 20 per cent market share.

•	New products were launched, including business wealth planning, an award-winning flexible commercial mortgage, and HSBCnet.

•	In France, an exercise was undertaken to segment HSBC’s customer base, creating dedicated regional teams to manage major commercial banking relationships. Some significant early successes in transactional and investment banking mandates and cross border referrals were achieved.

Hong Kong

•	Five business banking centres were established in 2004, serving small commercial customers. Located in key business areas, they offer a one-stop service for account opening, trade services and insurance sales.

•	HSBC launched the first ever Hong Kong marketing campaign aimed at SME start-up businesses. The start-up segment has experienced sustained growth and new account openings in 2004 increased by 49 per cent.

•	2004 was a record year for new facilities put in place for Hong Kong and Taiwanese customers in mainland China, which more than doubled on 2003. A first-of-its-kind, co-ordinated advertising campaign in Hong Kong, mainland China and Taiwan was launched in October to further awareness of HSBC’s Greater China capabilities and to promote the Group across the region. The full effect of the campaign is expected to contribute positively to performance in 2005.

Rest of Asia-Pacific

•	HSBC Middle East launched HSBCnet across 6 countries in the region. Express Cash Service, an offering designed to assist corporate customers with the transportation of large volumes of cash, was launched in the UAE and Qatar.

•	Islamic business in Commercial Banking experienced strong growth in Malaysia, with customer advances more than doubling and accounting for approximately 80% of the HSBC Bank Malaysia’s Islamic-based customer advances.

North America

•	Business Smart was launched in the US in September. Business Smart is the first product from a major financial institution in New York City to offer commercial customers free checking accounts. 11,000 accounts were opened in the three months following the launch.

•	The commercial real estate business on the US West coast successfully expanded beyond Los Angeles and San Francisco to other areas in California, including San Diego.

•	In Mexico, a new product for small businesses, Estímulo, was launched. The product offers an integrated package of financial services, targeting a sector which is currently under-served by banks.

South America

•	In Brazil, HSBC Seguros launched two new insurance products targeted at small and microsized enterprises. EmpresaSegura is a property insurance product and VidaProtegida Empresarial is a group life and personal accident policy.

•	Cross-selling to commercial customers of Losango boosted loan growth in Brazil. Thirty-six per cent of this customer base purchased HSBC products, with more than 5,000 new accounts opened in 2004.

Back to Contents

Corporate, Investment Banking and Markets

Profit excluding goodwill amortisation

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m
Net interest income	3,821	3,899	3,700
Dividend income	565	161	230
Net fees and commissions	2,802	2,315	2,164
Dealing profits	1,929	1,764	1,008
Other income[9]	873	805	609
Other operating income[9]	6,169	5,045	4,011

Operating income[9]	9,990	8,944	7,711

Operating expenses excluding goodwill amortisation[1,9]	(5,649)	(4,373)	(3,898)

Operating profit before provisions[1]	4,341	4,571	3,813

Provisions for bad and doubtful debts	473	(297)	(184)
Provisions for contingent liabilities and commitments	(38)	(53)	12
Amounts written off fixed asset investments	(11)	(91)	(109)

Operating profit[1]	4,765	4,130	3,532

Share of operating profit in joint ventures[2]	5	8	2
Share of operating profit in associates	96	80	45
Gains on disposal of investments and tangible fixed assets	330	225	317

Profit on ordinary activities before tax[3]	5,196	4,443	3,896

By geographical region:
Europe	1,772	1,623	1,438
Hong Kong	1,584	1,275	1,226
Rest of Asia-Pacific	940	732	706
North America	750	837	494
South America	150	(24)	32

Profit on ordinary activities before tax[3]	5,196	4,443	3,896

	%	%	%
Share of HSBC’s pre-tax profits[3]	26.7	30.9	37.1
Cost:income ratio[1]	56.5	48.9	50.6

	US$m	US$m	US$m
Selected balance sheet data[7]
Loans and advances to:
– customers (net)	142,160	115,092	101,770
– banks (net)	128,001	101,277	80,870
Total assets[8,9]	582,975	462,995	394,540
Customer accounts	177,936	119,335	95,351
Debt securities, treasury bills and other eligible bills	234,867	186,139	162,583
Deposits by banks	79,927	65,882	48,895

Goodwill amortisation:
1 excluded from (1) above	359	272	236
2 excluded from (2) above	–	135	8
3 excluded from (3) above	359	407	244

For other footnotes, see page 59.

Business highlights

•	Pre-tax profits, before amortisation of goodwill, increased by 17 per cent, to US$5,196 million. At constant exchange rates and excluding acquisitions, profits rose by 11 per cent. Operating income was 3 per cent higher, reflecting strong growth in foreign exchange and derivatives revenues together with increased fee income from transaction banking services. Operating expenses, excluding goodwill amortisation, grew by 16 per cent as we invested in the people and infrastructure necessary to upgrade our client proposition. A total net release of provisions for bad and doubtful debts compared favourably with a net charge in 2003.

•	In 2004, substantial progress was made in realigning Corporate, Investment Banking and Markets’ businesses, in improving links between client relationship management, product specialists and HSBC’s geographical network, and in establishing multi-disciplinary, global client service teams. Some 2,000 people, including over 100 senior managers, were recruited in a planned restructuring designed to attract the best staff at all levels. At the same time, some 1,500 people departed.

•	In Global Markets, HSBC maintained strong business momentum. Significant revenue gains were made in the areas of foreign exchange, with the rollout of the eFX platform, and derivatives, by developing risk management solutions for clients. These gains reflected the investment made in these areas in the previous year. In 2004, the business continued to invest for growth by strengthening infrastructure and systems, upgrading staff capabilities and improving product and customer delivery.

•	HSBC’s share of the international bond issuance market rose to 4.9 per cent from 4.4 per cent in 2003, raising in excess of US$114 billion, a direct result of the substantial investment in bond origination, trading and sales since 2002.

•	The restructuring of Global Investment Banking involved the recruitment of an additional 215 staff. HSBC played a leading role in several notable advisory and financing transactions including LNM Holdings’ US$17.0 billion reverse merger with Ispat International to form Mittal Steel; Saudi Arabian Oil Company’s acquisition of a stake in Showa Shell Sekiyu K.K. (Japan) from the Royal Dutch/Shell Group; and Neptune Orient Lines’ US$1.7 billion take-over by Temasek Holding.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

•	HSBC acted as the sole financial advisor to Total SA in the take-over bid launched by its subsidiary, Sanofi-Synthélabo, for Aventis, to create the world’s 3rd largest pharmaceutical group.

•	HSBC continued to make progress in Europe and the Americas, arranging major financing for clients, including a US$11.8 billion multi-tranche financing for Network Rail.

•	HSBC debt finance successfully completed a US$2.4 billion syndicated facility for Telefonos de Mexico S.A. de C.V. (Telmex) and acted as a joint lead and bookrunner on a US$1.75 billion bond issue for Petroleos Mexicanos (PEMEX), a pioneering transaction which opened the Asian and retail markets for Latin American credit. HSBC Chile, in conjunction with New York debt capital markets, acted as a joint book-runner in a US$500 million bond issue for Codelco, achieving sub-sovereign pricing and placements with HSBC’s Asian investors.

•	HSBC acted as advisor on a number of significant transactions in equity capital markets, including Ping An Insurance Company’s US$1.8 billion initial public offering. HSBC also participated in the Hong Kong Government’s US$2.6 billion global bond offering. The French state’s US$1.5 billion issue of equity in Autoroutes Paris-Rhin-Rhone was the second privatisation of France’s motorway networks for which HSBC acted as a joint book-runner and advisor.

•	HSBC acted as sole bookrunner on Emirates Airlines’ debut US$500 million seven-year Eurobond issue, and was named Best Debt House in the United Arab Emirates in the Euromoney Awards for Excellence.

•	Within Corporate and Institutional Banking, the corporate loan market remained very competitive during 2004, with many clients taking advantage of low margins and bank demand for assets to refinance on preferential terms.

•	In the improving economic climate, HSBC achieved substantial recoveries against impaired loans, helped by extensive restructuring and refinancing activity worldwide.
•	Following a significant development in 2004, HSBCnet provides a single point of entry to a range of sophisticated products and services tailored for corporate, institutional, and mid-market enterprise clients. The service is actively used by HSBC clients in more than 110 countries globally. Functionality includes award-winning economic research, treasury and capital markets cash management, cross-border payments, investment management and foreign exchange tools, in a format that can be personalised to meet clients’ individual needs.

•	Global research was developed to encompass Corporate, Institutional Banking and Markets’ research across all product areas.

•	In Global Transaction Banking, the successful integration of Bank of Bermuda contributed to an increase in profitability. In Asia, the payments and cash management product suite was significantly enhanced with the launch of ‘Integrated payables and integrated receivables’ via HSBCnet.

•	HSBC trade services benefited from increased customer flows. HSBC developed a distinct business line for Supply Chain, experiencing significant early success with a major retailer.

•	In securities services, the successful integration of Bank of Bermuda’s alternative funds services, resulted in several new business opportunities. In addition, HSBC agreed a seven year deal with Gartmore to provide back office operations.

•	In Group Investment Businesses, assets under management increased by 9 per cent to US$224.2 billion and included US$11.1 billion of net new client investments. Major successes included the distribution of specialist emerging market mutual funds through HSBC and third-party financial product distributors in Europe and Asia, strong growth in money market investments from corporates in Europe and North America, and flows into an alternative bond investment product marketed to institutions and private banks worldwide.

Back to Contents

Private Banking

Profit excluding goodwill amortisation

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m

Net interest income	718	574	549

Dividend income	5	3	2
Net fees and commissions	962	822	623
Dealing profits	257	209	137
Other income	17	50	102

Other operating income	1,241	1,084	864

Operating income	1,959	1,658	1,413

Operating expenses excluding goodwill amortisation[1]	(1,325)	(1,149)	(987)

Operating profit before provisions[1]	634	509	426

Provisions for bad and doubtful debts	9	(2)	(5)
Provisions for contingent liabilities and commitments	4	(2)	(21)
Amounts written off fixed asset investments	(2)	(3)	(22)

Operating profit[1]	645	502	378

Share of operating loss in joint ventures[2]	–	–	(1)
Share of operating loss in associates[2]	–	–	(10)
Gains on disposal of investments and tangible fixed assets	48	61	46

Profit on ordinary activities before tax[3]	693	563	413

By geographical region:
Europe	432	339	236
Hong Kong	135	127	107
Rest of Asia-Pacific	59	36	25
North America	66	63	57
South America	1	(2)	(12)

Profit on ordinary activities before tax[3]	693	563	413

	%	%	%
Share of HSBC’s pre-tax profits[3]	3.6	3.9	3.8
Cost:income ratio[1]	67.6	69.3	69.9

	US$m	US$m	US$m
Selected balance sheet data[7]
Loans and advances to customers (net)	24,463	18,109	14,115
Total assets[8]	56,466	54,510	48,346
Customer accounts	57,780	50,951	49,012

Goodwill amortisation:
1 excluded from (1) above	309	282	264
2 excluded from (2) above	–	–	–
3 excluded from (3) above	309	282	264

For other footnotes, see page 59.

Business highlights

General

•	Pre-tax profit excluding goodwill amortisation grew by 23 per cent compared with last year. At constant exchange rates and excluding acquisitions, profits increased by 21 per cent, supported by strong growth in funds under management.

•	At constant exchange rates and excluding the effect of the transfer of a corporate trust business to Corporate, Investment Banking and Markets in Hong Kong, funds under management increased by 24 per cent to US$178.2 billion, including US$13.1 billion of net new money, and US$17.1 billion of funds in Bank of Bermuda.

•	The acquisition of Bank of Bermuda brought considerable product and service strength to existing trust capabilities, and HSBC now ranks among the largest international private trust banks in the world.

•	HSBC grew its onshore Private Banking operations, with the addition of Bank of Bermuda’s onshore Bermudan business, and the launch of onshore private banking in Mexico in November, and Malaysia in May. Operations in Europe, Asia, and North America were strengthened through front office recruitment during the year.

•	The HSBC Private Bank brand was launched globally, supported by a major marketing campaign, bringing a single identity to HSBC’s core operation. Integration of the four French private banks was completed, and Bank of Bermuda’s private client businesses in Hong Kong, Luxembourg and Jersey were fully integrated.

•	HSBC won a number of awards in the Euromoney second annual private banking survey, including ‘1st private bank for trust services globally’, and ‘1st for Islamic banking in Switzerland, the UK, and Western Europe’.

•	Work was undertaken to strengthen links between Private Banking and the wider Group. A structure was put in place to facilitate global links and cross-selling activities with HSBC’s Commercial Banking businesses. A cross-referral process was established with Personal Financial Services and, for certain products, with Corporate, Investment Banking and Markets.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

•	Client interest in equity investment opportunities increased as markets continued their late-2003 recovery, and HSBC benefited from this through the launch of new products. Several new funds were introduced during the year, including a global Islamic fund.

•	HSBC also continued to develop alternative investment products. Total client investment in hedge funds reached US$23 billion, following the launch of several new funds, reflecting growth of 40 per cent.

•	The Strategic Investment Solutions product was launched in the Americas and Channel Islands in March and May respectively, following its success in Geneva and Asia. Global assets under management invested in this product grew by US$0.7 billion to US$1.0 billion.

•	The lending book grew strongly, as clients sought to leverage their investments in the low interest environments in North America, Europe and Asia. In the UK, lending book growth was buoyed by strong growth in mortgages.

Europe

•	HSBC’s French mutual funds portfolio won four awards for its performance in La Tribune and Standard & Poor’s ‘Victoires des Sicav 2004’.

•	HSBC was ranked the largest foreign bank in Switzerland by the Association of Foreign
Banks in Switzerland by net profit, shareholders’ equity and balance sheet.

•	Internet transaction banking for clients was launched in the UK’s private banking website in December.

North America

•	The alignment of HSBC’s international and domestic private banking segments continued, bringing operational cost savings and a more coherent infrastructure. The integration of Wealth and Tax Advisory Services (‘WTAS’), acquired in the second half of 2002, and Bank of Bermuda, acquired in February 2004, including the cross-referral of clients, continued to make progress.

•	Private Banking and Corporate, Investment Banking and Markets structured products activities were integrated to share expertise and ensure a common approach.

Asia

•	In Asia, HSBC won awards from Euromoney as ‘1st for Family Office Services in Asia’, ‘1st for Inheritance and Succession Planning in Asia’, ‘1st for Trust Services in Asia’, ‘1st in Hong Kong offshore’ and ‘1st in China Offshore’.

<<<<<<<<

Back to Contents

Other6

Profit excluding goodwill amortisation

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m

Net interest income/(expense)	135	(14)	(53)

Dividend income	8	37	34
Net fees and commissions	126	159	124
Dealing profits/(losses)	46	(46)	11
Other income[9]	2,120	938	925

Other operating income[9]	2,300	1,088	1,094

Operating income[9]	2,435	1,074	1,041

Operating expenses excluding goodwill amortisation[1,9]	(2,574)	(1,371)	(1,110)

Operating loss before provisions[1]	(139)	(297)	(69)

Provisions for bad and doubtful debts	–	113	(6)
Provisions for contingent liabilities and commitments	77	16	(75)
Amounts (written off)/written back on fixed asset investments	16	6	(194)

Operating loss[1]	(46)	(162)	(344)

Share of operating profit in associates[2]	63	74	68
Gains on disposal of investments and tangible fixed assets	307	92	75

Profit /(loss) on ordinary activities before tax[3]	324	4	(201)

By geographical region:
Europe	409	173	155
Hong Kong	23	(123)	(61)
Rest of Asia-Pacific	32	50	12
North America	(221)	(176)	(207)
South America	81	80	(100)

Profit /(loss) on ordinary activities before tax[3]	324	4	(201)

	%	%	%
Share of HSBC’s pre-tax profits[3]	1.6	–	(1.9)
Cost:income ratio[1]	105.7	127.7	106.6

	US$m	US$m	US$m

Selected balance sheet data[7]
Loans and advances to customers (net)	2,340	2,259	2,201
Total assets[8,9]	26,745	25,561	21,276
Customer accounts	555	557	311

Goodwill amortisation:
1 excluded from (1) above	–	5	–
2 excluded from (2) above	–	(1)	1
3 excluded from (3) above	–	4	1

For other footnotes, see page 59.

Business highlights

•	The Group Service Centres are included in ‘Other’. The creation of the North American technology company brought approximately US$970 million of costs within this category, all of which were recharged. Expansion and greater utilisation of the Group Service Centres outside the US saw their costs rise from US$97 million to US$171 million. As almost all their activity is recharged to HSBC users, their income also increased from US$93 million to US$173 million.

•	Significant releases of provisions for bad and doubtful debts in Argentina during 2003 were not repeated in 2004. Net releases of provisions for contingent liabilities and commitments increased to US$77 million, largely due to the release of provisions raised in respect of pesification in Argentina.

•	Gains from disposals in Hong Kong arose from disposals of an associated company, long-term investments and a residential property. In addition, there were gains from the disposal of an insurance company in Europe, and profits from sales of government securities in Argentina.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

By Geographical Region:

In the analysis of profit by geographical region that follows, operating income and operating expenses include intra-HSBC items of US$630 million (2003: US$422 million; 2002: US$326 million).

Profit on ordinary activities before tax
	Year ended 31 December

	2004		2003		2002
	US$m	%	US$m	%	US$m	%

Europe	5,225	29.6	3,969	30.9	3,500	36.3
Hong Kong	4,744	26.9	3,728	29.1	3,710	38.4
Rest of Asia-Pacific	1,805	10.3	1,391	10.9	1,260	13.1
North America	5,419	30.8	3,613	28.2	1,238	12.8
South America	415	2.4	115	0.9	(58)	(0.6)

Total	17,608	100.0	12,816	100.0	9,650	100.0

Profit on ordinary activities before tax excluding goodwill amortisation

	Year ended 31 December

	2004		2003		2002
	US$m	%	US$m	%	US$m	%

Europe	6,172	31.7	4,862	33.7	4,160	39.5
Hong Kong	4,753	24.5	3,730	25.9	3,710	35.3
Rest of Asia-Pacific	1,877	9.7	1,426	9.9	1,293	12.3
North America	6,180	31.8	4,257	29.6	1,384	13.2
South America	444	2.3	126	0.9	(34)	(0.3)

Total	19,426	100.0	14,401	100.0	10,513	100.0

Total assets

	At 31 December

	2004		2003
	US$m	%	US$m	%

Europe	539,116	42.6	425,312	41.6
Hong Kong[8]	217,406	17.2	197,487	19.3
Rest of Asia-Pacific	120,504	9.5	98,081	9.6
North America	370,477	29.3	289,800	28.3
South America	17,397	1.4	12,549	1.2

Total[8]	1,264,900	100.0	1,023,229	100.0

For above footnotes, see page 59.

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

Back to Contents

Footnotes to ‘Analysis by customer group and by geographical region’

1,2,3	Goodwill amortisation excluded from profit/(loss) is disclosed in the tables on pages 44 to 58.

4	Comprises HSBC Finance Corporation’s consumer finance business and the US residential mortgages and credit card portfolios acquired by HSBC Bank USA from HSBC Finance Corporation and its correspondents since December 2003.

5	Comprises HSBC Finance Corporation’s consumer finance activities since the date of acquisition and the US residential mortgages acquired by HSBC Bank USA from HSBC Finance Corporation in December 2003.

6	The main items reported under ‘Other’ are the income and expenses of wholesale insurance operations, certain property activities, unallocated investment activities including hsbc.com, centrally held investment companies and HSBC’s holding company and financing operations. The results include net interest earned on free capital held centrally and operating costs incurred by the head office operations in providing stewardship and central management services to HSBC. Net fees and commissions and other income of the Group’s wholesale insurance operations amounted to US$453 million in 2004 (2003: US$382 million). ‘Other’ also includes the activities of Group Service Centres and Shared Service Organisations (see footnote 9 below).

7	Third party only.

8	Excluding Hong Kong Government certificates of indebtedness.

9	As a result of growth in use of Group Service Centres and Shared Service Organisations, the activities of these centres have been included in the ‘Other’ customer group. Comparatives for the years ended 31 December 2003 and 31 December 2002 are now reported under ‘Other’ where these activities were formerly reported across customer groups.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Europe

Profit/(loss) before tax excluding goodwill amortisation

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m

Personal Financial Services	1,719	1,267	987
United Kingdom	1,387	1,050	826
France[4]	230	165	139
Other	102	52	22

Consumer Finance[2]	91	157	–
United Kingdom	100	157	–
Other	(9)	–	–

Total Personal Financial Services	1,810	1,424	987
United Kingdom	1,487	1,207	826
France[4]	230	165	139
Other	93	52	22

Commercial Banking	1,749	1,303	1,344
United Kingdom	1,337	939	929
France[4]	274	257	325
Other	138	107	90

Corporate, Investment Banking and Markets[3]	1,772	1,623	1,438
United Kingdom	1,112	1,147	1,100
France[4]	327	129	165
Other	333	347	173

Private Banking	432	339	236
United Kingdom	141	73	88
France[4]	(21)	21	8
Switzerland	260	197	100
Other	52	48	40

Other[3]	409	173	155
United Kingdom	487	259	287
France[4]	(121)	(108)	(241)
Other	43	22	109

Total[1,3]	6,172	4,862	4,160
United Kingdom	4,564	3,625	3,230
France[4]	689	464	396
Switzerland	260	197	100
Other	659	576	434

1 Goodwill amortisation excluded:
– arising on subsidiaries	947	758	651
– arising on associates and joint ventures	–	135	9
– total	947	893	660
2 Comprises HSBC Finance Corporation’s consumer finance business since the date of acquisition.
3 Intra-group charges previously netted between countries are reported gross in 2004. Figures for 2003 and 2002 have been restated on a comparable basis.
4 France principally comprises CCF’s domestic operations and the Paris branch of HSBC Bank.

Back to Contents

Profit before tax

	Year ended 31 December

	2004	2003	2002
Europe	US$m	US$m	US$m

Net interest income	9,062	7,540	6,343

Dividend income	545	150	211
Net fees and commissions	6,295	5,192	4,528
Dealing profits	953	960	508
Other income	1,592	1,253	1,025

Other operating income	9,385	7,555	6,272

Total operating income	18,447	15,095	12,615

Staff costs	(6,583)	(5,576)	(4,425)
Premises and equipment	(1,235)	(1,058)	(966)
Other	(2,743)	(2,068)	(1,763)
Depreciation and intangible asset amortisation	(1,009)	(827)	(724)

	(11,570)	(9,529)	(7,878)
Goodwill amortisation	(947)	(758)	(651)

Operating expenses	(12,517)	(10,287)	(8,529)

Operating profit before provisions	5,930	4,808	4,086

Provisions for bad and doubtful debts	(1,025)	(874)	(569)
Provisions for contingent liabilities and commitments	(12)	(33)	(15)
Amounts written off fixed asset investments	(20)	(64)	(267)

Operating profit	4,873	3,837	3,235

Share of operating profit/(loss) in joint venture	5	(127)	(26)
Share of operating profit in associates	54	47	3
Gains on disposal of investments and tangible fixed assets	293	212	288

Profit on ordinary activities before tax	5,225	3,969	3,500

	%	%	%
Share of HSBC’s pre-tax profits (excluding goodwill amortisation)	31.7	33.7	39.5
Share of HSBC’s pre-tax profits	29.6	30.9	36.3
Cost:income ratio (excluding goodwill amortisation)	62.7	63.1	62.4

Period-end staff numbers (full-time equivalent)	74,861	73,943	72,260

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	274,160	210,605	164,701
Loans and advances to banks (net)	55,859	51,783	39,373
Debt securities, treasury bills and other eligible bills	112,894	82,656	71,446
Total assets	539,116	425,312	341,569
Deposits by banks	55,204	47,500	34,559
Customer accounts	292,913	242,724	197,362

1 Third party only.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Year ended 31 December 2004 compared with year ended 31 December 2003

The UK economy expanded by 3.0 per cent during 2004, although after a strong first half, growth decelerated from the third quarter across most sectors. The rate of growth in consumer spending also slowed during the year. Growing uncertainty surrounding the outlook for house prices contributed to a slowdown in housing transactions in the second half of the year and an associated easing in domestic appetite for further credit. However, HSBC expects an increase in real income growth compared with 2003 and stability in levels of employment to continue to provide support for resilient consumer spending in the coming months. In the UK industrial sector, companies were generally cautious about their employment and investment intentions, with some nervousness over the state of the global and domestic recover y and the outlook for oil prices. Although confidence within the industrial sector appeared to be growing, the official data showed that manufacturing activity continued to contract, lagging the global recovery.

     The eurozone recovery, which got underway in the middle of 2003, continued in the first half of 2004. However, the year-on-year growth rate began to fall in the latter six months of the year from an expected peak of 2.1 per cent in the second quarter to 1.8 per cent in the third quarter. Exports were strong, particularly in the first half of 2004, with year-on-year growth of 7.6 per cent in the second quarter, but export growth slowed in the second half when there was little evidence of benefits feeding through into consumer spending and fixed investment. Companies were reluctant to take on extra workers and, in Germany, concerns about the economic reform process seemed to encourage higher household savings. Companies also appeared reluctant to invest, possibly because o f the debt build-up in the late 1990s. Eurozone inflation moved back above the European Central Bank’s (‘ECB’) 2 per cent target in the spring, reaching 2.5 per cent by May and remaining above 2 per cent in the remainder of the year. However, the headline inflation rate was boosted by higher oil prices, health charges and tobacco duties. Excluding these factors, underlying inflation was little changed at around 1.6 per cent.

     The ECB kept its key interest rate constant at 2 per cent throughout the year. On a trade-weighted basis, the euro fell back in February and March but rose sharply in the autumn, and by December had moved above its January 2004 peak. Also in December, the euro reached record highs against the US dollar since its introduction in 1999. Eurozone bond yields fell during 2004 for 10-year bunds from 4.3 per cent to 3.7 per cent.

     European operations reported a pre-tax profit of US$5,225 million, compared with US$3,969 million in 2003. Excluding goodwill amortisation, pre-tax profit was US$6,172 million and represented around 32 per cent of HSBC’s total profit on this basis. The effect of the weakening US dollar was significant in 2004 and the adjustment to prior year figures to provide a like for like basis of comparison added approximately 11 per cent to both reported revenues and costs.

     At constant exchange rates, the growth in pre-tax profit before goodwill amortisation was 15 per cent, all of which came from existing businesses. The commentary that follows is based on constant exchange rates.

     Personal Financial Services reported a pre-tax profit, before goodwill amortisation, of US$1,719 million, an increase of 22 per cent compared with 2003. Revenue growth was encouraging, and this, combined with disciplined cost control, increased pre-provision profitability by 37 per cent over 2003. Total operating income grew by 15 per cent compared with cost growth of 5 per cent, of which M&S Money added 1 per cent.

     The cost:income ratio excluding goodwill, improved by 6.0 percentage points to 62.8 per cent.

     The UK was the principal driver of increased profitability. Strong growth in UK consumer lending and mortgages was achieved, from brand-led awareness, marketing campaigns and competitive pricing. The same factors also contributed to increased earnings on savings and deposit accounts, and HSBC increased its current account base by 6.5 per cent.

     Net interest income increased by US$506 million, of which US$35 million was attributable to M&S Money. Personal unsecured lending revenues grew strongly on the back of marketing and price initiatives, and an increase in the average loan size, contributed to growth of 22 per cent in UK personal loans. Market share increased by 66 basis points to 6.92 per cent. The credit cards business continued to expand, due partly to the continued strength of consumer expenditure and to the success of a series of promotional campaigns, pricing initiatives and improved sales. Average card balances grew by 19 per cent to US$5.5 billion, contributing US$17 million to the growth in net interest income.

     UK average mortgage balances increased by 20 per cent, to US$50.4 billion and gross new

Back to Contents

lending by 23 per cent to US$24.7 billion as HSBC increased its market share in the buoyant housing market. A number of new products were introduced, including two fixed rate mortgage offers in the first half of the year, contributing to sales of over US$3.5 billion. Mortgage pricing remained competitive and HSBC deferred passing several of the Bank of England’s base rate rises on to its customers during the year. As a consequence, spreads narrowed, offsetting the benefit to net interest income of the growth in mortgage balances although the effect of this was mitigated by an increase in related fee income.

     The expansion of HSBC’s Premier banking service in the UK increased the number of customers using this service by 29 per cent. A combination of marketing and pricing initiatives, together with enhanced relationship management, contributed to significant growth in Premier savings accounts, and overall UK savings balances grew by 7 per cent to US$41.8 billion. First Direct launched a new on-line e-Savings Account for new and existing customers. Income improvement through growth in savings balances was further enhanced by widening spreads as interest rates rose.

     Continued strong recruitment of new customers supported growth in UK current account balances of 12 per cent to US$20.1 billion. However, the benefit of higher balances was partly offset by a 14 basis point reduction in spreads.

     Consumer lending revenues in Turkey grew by 55 per cent following the success of a number of initiatives taken to enhance customer relationship systems and distribution channels in the branch network. Effective marketing initiatives and advertising campaigns contributed to strong recruitment of new customers. Card balances grew by US$0.3 billion and the number of cards in force increased by 33 per cent to 1.7 million.

     In France, net interest income grew by 6 per cent. CCF continued its record of strong growth in sight deposits in each year since acquisition, with these deposits growing by just under 10 per cent in 2004, and special regulated savings accounts by a further 9 per cent. Driven by strong sales activity, CCF achieved accelerated growth in personal loans and mortgage sales during 2004, with mortgage loans in particular rising by close to 15 per cent.

     Other operating income rose by 15 per cent, of which M&S Money added 1 per cent. The strong growth in UK personal lending, mortgages and credit cards was reflected in an increase in fee income, and boosted sales of credit protection products by 9 per cent. Similarly, the increased lending activity in Turkey contributed to growth in related fee income. In France, fee income from sales of life protection and assurance products grew by 11 per cent, driven by increased customer lending. Brokerage fees benefited from an increase in privatisation and flotation activity, while sales of investment protection products benefited from a series of marketing campaigns.

     Operating expenses, excluding goodwill amortisation, increased by 5 per cent. In the UK, operating expenses included US$39 million in respect of the period during which M&S Money was in the Group, and US$89 million of restructuring costs in 2004, compared with US$63 million in 2003. Excluding M&S Money and restructuring costs, operating expenses in the UK were broadly flat. An increase in IT costs reflected development of HSBC Finance Corporation’s WHIRL credit card system for application in the UK, and expenditure on installing HSBC’s universal banking system, HUB, in France. Marketing expenditure increased to support product promotions and expand TV brand advertising. In the UK, ongoing initiatives to simplify product offerings and management structures, along with a greater customer use of direct banking channels and the Group’s Service Centres, led to a reduction in staff numbers.

     M&S Money added US$61 million to the bad debt charge of US$615 million. The rise in the charge for bad and doubtful debts of US$256 million in the UK unsecured personal lending portfolio was effected by growth in account balances of US$3,370 million, higher levels of UK personal bankruptcies, following legislative changes in 2004, and weakening credit quality as interest rates rose. As part of its commitment to responsible lending practices, HSBC already uses industry-wide positive customer data in some of its UK portfolios and will implement positive data sharing across the remaining UK portfolios from April 2005. This will improve HSBC’s assessment of customer finances.

     The rise in contingent liability provisions primarily reflects an updated assessment of the likely compensation due to UK customers for shortfalls on certain mortgage endowment policies and investment products.

     Consumer Finance in Europe contributed a pre-tax profit, before goodwill amortisation, of US$91 million in 2004. Profit was 64 per cent lower than for the comparable period in the previous year, mainly because of an increase in operating expenses, as staff were recruited to support an expansion of telemarketing, and the cost of developing business in the John Lewis Partnership joint venture. The charge

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

for bad debts also increased sharply, reflecting growth in lending balances and a deterioration in credit quality, particularly in the second half of the year, driven by a rise in delinquencies and personal bankruptcies, notably in the credit cards business.

     Commercial Banking reported pre-tax profits, before goodwill amortisation, of US$1,749 million, an increase of 21 per cent over 2003, driven mainly by strong revenue growth in the UK. Transfer of business from Corporate Banking in Germany to this segment contributed 2 per cent of the growth. In aggregate, revenue grew by 10 per cent and costs by 2 per cent, a marked improvement in productivity which reduced the cost:income ratio by over 4 percentage points. The performance in the UK was even stronger where the cost:income ratio improved by 7 percentage points.

     Net interest income increased by 8 per cent as new customer acquisition and a growth in demand for credit increased loans and deposits during the year. In the UK, liability growth contributed US$82 million to net interest income. This, in part, reflected the continued popularity of the business money manager product, where deposit balances grew by 16 per cent. Spreads achieved on customer deposits were moderated as customers migrated to this account from current accounts. In order to offset this effect, a number of successful promotions were launched, which increased current account customer numbers in the UK by 8 per cent in 2004. A rise in customer recommendations also contributed to the increase.

     HSBC attracted over 100,000 new customers in 2004 and now holds just under 20 per cent of startup business accounts in the UK. In addition to the rise in customer numbers, average current account balances increased by 17 per cent.

     The UK saw renewed demand for lending products in 2004. Commercial lending grew by 22 per cent to US$21.9 billion, reflecting an increased share of a growing market, although competitive pressure led to narrower spreads as new business margins tightened. As the UK economy improved and customer confidence returned, the commercial mortgage product was updated and relaunched, and HSBC’s return to a market segment it had hitherto downplayed led to an increase in commercial mortgages of 46 per cent. In aggregate, growth in UK commercial lending added US$50 million to the overall increase in net interest income.

     In France, net interest income fell by 4 per cent, reflecting reduced demand for credit and a resulting decrease in lending balances. In Turkey, net interest income fell by 12 per cent, as a result of lower earnings on free funds, partly offset by liability growth.

     Other operating income grew by 12 per cent to US$2,062 million. In the UK, increased lending activity, together with some targeted price increases delivered a US$28 million, or 42 per cent, increase in loan fee income. Credit card fee income increased by 26 per cent as a result of a rise in transaction volumes, reflecting higher consumer spending in the UK, a reduction in the interchange rate and recruitment of new merchant customers. Revised fee structures and improved collection processes contributed to a 14 per cent increase in overdraft fees in the UK. A change in strategic focus to concentrate on growing the commercial wealth management business led to the recruitment of a number of independent financial advisors. These advisors, together with an increase in marketing activity, contributed to an 18 per cent increase in income from wealth management products to US$138 million.

     Operating expenses, excluding goodwill amortisation, increased by 2 per cent. Outside the UK processing and administrative costs rose in line with increased business volumes, and system development costs rose in France, again attributable to the introduction of HUB. Lower costs in the UK reflected headcount reductions in support functions, despite US$55 million of redundancy expenses incurred as part of continuing efficiency improvements. In 2003, redundancy costs were US$21million. UK operating expenses, excluding redundancy costs, decreased by 3 per cent.

     The charge for bad and doubtful debts, US$305 million, rose by 35 per cent, compared with the modest charge in 2003. Underlying credit quality in the UK was stable and movements in provisions across other European countries were minimal.

     Contingent liability releases of US$34 million mainly reflected a reduction in provisions against legal claims in France.

     Corporate, Investment Banking and Markets reported pre-tax profit, before amortisation of goodwill, of US$1,772 million, was broadly in line with 2003. Bank of Bermuda contributed US$17 million to the pre-tax profits. The transfer of certain corporate customers to Commercial Banking referred to above reduced pre-tax profits by 2 per cent.

     A 29 per cent decrease in operating profit before provisions was driven by a modest fall in revenues coupled with a significant increase in costs as part of

Back to Contents

the planned programme to upgrade critical infrastructure and staff skills.

     Net interest income was 16 per cent lower than in 2003, in part reflecting the costs of funding a higher level of equity swaps, the trading impact and dividend benefit from which is reported in other operating income. Global Markets earnings declined as higher yielding assets ran off and were replaced by investments at lower prevailing money market rates. Market concerns over future interest rate increases, oil prices at record highs, and the Iraq crisis all drove down demand for credit. A reduction in the level of customer activity led to a fall in corporate and institutional account balances. In Turkey, significant reductions in local interest rates resulted in lower income streams from net free funds.

     Other operating income rose by 6 per cent to US$3,210 million of which 2 per cent arose in Bank of Bermuda's European operations. Adjusting for the Bank of Bermuda acquisition, operating income increased by US$76 million or 4 per cent. In the UK, a US$414 million rise in dividends from equity swaps activity reflected an increase in volumes and size of trades, primarily driven by the growth in the equity swaps market. This gain was partly offset by a related decrease in dealing profits and higher fees payable of US$354 million and funding costs of US$38 million, reported under net interest income. Fixed income revenues fell, mainly from lower volatility in credit spreads and a reduced level of corporate debt issuance. Foreign exchange and derivatives revenue increased due to higher customer volumes across a wider range of products, with supplementary gains from the continued weakening of the US dollar. Improved perform ance in structured derivatives reflected the successful investment in additional execution capabilities, while Global Markets in Turkey experienced a boost in revenues from foreign exchange gains and securities trading following its integration with HSBC’s other dealing rooms in Europe. In Germany, higher fees and commissions were generated from investment banking advisory business and improved volumes on derivatives.

     Costs increased by 18 per cent, of which 3 per cent represented Bank of Bermuda. The remaining costs reflected the restructuring of the business, with extensive expenditure on systems and people to improve client coverage. Overall, these developments saw the departure of 856 staff and the recruitment of 1,051 during the course of the year, improving levels of proficiency and customer delivery. Key appointments included global sector heads for certain industry teams based in the UK and additional senior hires in investment banking advisory, while staff were also recruited to support the expansion of the cash equities, options, structured products and derivatives businesses. The planned development of global research continued, with the recruitment of people across a variety of sectors and products. The restructuring of regional research franchises into a globally managed business, encompassing all research across all product areas, was completed. Non-staff costs also increased, reflecting the continued investment in technology, including US$19 million for the development of HSBCnet. HSBC Securities Services incurred additional costs to develop insourcing capabilities for third party processing.

     The net release of provisions for bad and doubtful debts, compared with a net charge in 2003, reflected the benefit of a number of recoveries and releases of certain provisions resulting from successful refinancing during the year. Corporate lending weakness in the power generation sector, which adversely affected 2003, was not repeated. The recoveries included sizeable amounts for a single name in the industrial sector in France.

     Gains on investment disposals were US$210 million, reflecting the disposal of HSBC’s interest in a number of private equity investments in the UK and France.

     Private Banking contributed a pre-tax profit, before goodwill amortisation, of US$432 million, an increase of 26 per cent compared with 2003.

     Growth of 19 per cent in net interest income was driven by a 27 per cent increase in lending balances, predominantly in the UK and Switzerland, where clients leveraged their wealth by borrowing on a secured basis in the low interest environment to reinvest in higher-yielding securities or in alternative investments. Income also benefited from a shift in the profile of investment securities to higher-yielding HSBC Finance Corporation paper.

     Net fees and commissions increased by 11 per cent to US$658 million. Performance fees included US$24 million increase in fees from the Hermitage Fund, one of the world’s leading public equity funds dedicated to Russia in which HSBC Private Bank has been invested from its inception. In the UK, commission income in HSBC’s residential property advisory business grew strongly, supported by the generally buoyant housing market, and increased client referrals.

     Funds under management grew by 13 per cent to US$107.8 billion, as clients moved cash liquidity to higher-yielding investment products in the low

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

interest rate environment, and rising equity markets increased the value of the extant book. Net new money invested was US$8.6 billion. A number of new funds were launched in 2004, including several hedge funds, and the Household European Commercial Paper and Floating Rate Notes programmes attracted over US$2.5 billion of client investments. Higher transaction and portfolio fees, in line with this growth, were partly offset by weaker income in France, where transaction volumes and funds under management both fell during the year.

     Operating expenses, before goodwill amortisation, increased by 5 per cent, reflecting front office recruitment, the acquisition of Bank of Bermuda, and higher performance-related remuneration. In France, lower costs reflected the merger of HSBC’s four private banks in 2003.

     A US$33 million net provision for bad debts in France, arising from a small number of specific accounts, was offset by net releases in the UK and Switzerland, following a review of historic loss trends and current economic conditions, which led to release of general provisions.

     Profits on disposal in 2004 included a gain on sale of a former head office building following the restructuring of HSBC’s four private banks in France. In 2003 there was a gain on a long-term private placement transaction.

     Included in Other are interest earnings on cash held and interest costs of debt issued by HSBC Holdings, and the effect of corporate items not allocated to customer groups, including gains on the sale of an insurance company and releases of centrally managed litigation provisions.

Year ended 31 December 2003 compared with year ended 31 December 2002

The UK economy expanded by 2.3 per cent in 2003. After a slow first six months, growth accelerated in the third quarter and that momentum continued into the final months of the year. Growth in consumer spending slowed during the course of the year but nevertheless remained robust and, in particular, the housing market and household appetite to borrow remained strong. However, low real income growth, together with the expectation of further rises in interest rates, was expected to dampen household activity in the forthcoming months. Elsewhere, there were a few encouraging signs that industrial activity in particular and corporate confidence in general was starting to improve from a low base. Stronger global demand, if maintained, was expected to provide a boost to the corporate sector.

     Having slipped into recession in the first half of the year, the eurozone economy returned to growth in the second half, expanding by 0.4 per cent quarter-on-quarter in the third quarter and by 0.3 per cent in the fourth quarter. Once again, however, it was stronger exports that drove the third quarter improvement, while the domestic economies remained subdued. Consumer spending was flat and investment contracted for the third consecutive quarter. The pick-up in exports occurred despite the appreciating euro, which rose more than 16 per cent against the US dollar during the course of the year. In the fourth quarter, growth seemed to have been largely the result of inventory build up, with exports falling back after the strength of the third quarter, and with limited growth in consumer spending. Interest rates were cut twice during 2003, with the European Central Bank’s repo rate dropping by 75 basis points to 2 p er cent. By contrast, however, longer-term interest rates moved higher, rising by about 80 basis points between June and the end of December, as the bond market anticipated economic recovery.

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

     European operations contributed pre-tax profit of US$3,969 million in 2003 compared with US$3,500 million in 2002. Excluding goodwill amortisation, European operations contributed pre-tax profit of US$4,862 million and represented around one-third of HSBC’s total profit on this basis. At constant exchange rates, and excluding the

Back to Contents

US$157 million contribution from HFC Bank, which was the only major change in the composition of the Group in Europe, pre-tax profit, excluding goodwill amortisation, was 2 per cent higher than in 2002. Goodwill amortisation of US$893 million increased by US$233 million compared with 2002, mainly reflecting a goodwill write-down in respect of a UK fund management company previously acquired as part of the CCF acquisition, and exchange rate movements.

     The commentaries that follow are based on constant exchange rates.

     Pre-tax profit, before goodwill amortisation, of US$1,267 million in Personal Financial Services, excluding Consumer Finance, was 16 per cent higher than in 2002, reflecting strong growth in UK mortgage and consumer lending, and in deposit-taking activities.

     Net interest income increased by 10 per cent, driven by strong growth in mortgages and personal lending in the UK and, to a lesser extent, in France. The net interest margin fell modestly as rates remained at historically low levels. However, balance sheet growth more than compensated for this. UK mortgage balances increased by 25 per cent to US$37.4 billion, as borrowers continued to take advantage of the low interest rate environment to refinance their mortgages. In France, a similar pattern was seen, and CCF’s mortgage balances increased by 11 per cent over 2002. Gross new mortgage lending in the UK grew by 12 per cent to US$17.9 billion. First Direct contributed to this growth with a US$280 million, or 14 per cent, increase over 2002, reflecting the continuing success of its Offset mortgage product. Both HSBC and First Direct continued to win major awards for their mortgage products in 2003.

     In the UK, personal lending balances, excluding mortgages and credit cards, grew by 15 per cent, reflecting the success of targeted marketing campaigns and improved utilisation of customer relationship management systems. Card balances grew by 18 per cent to US$4.2 billion, due to strong consumer expenditure and targeted marketing campaigns, resulting in an overall increase in fee income from cards of 13 per cent.

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

     HSBC Bank A.S. in Turkey benefited from additional card fee income following the acquisition of Benkar in September 2002, contributing to an overall increase in its other operating income of 51 per cent.

     Operating expenses, excluding goodwill amortisation, increased by 2 per cent. This was largely due to restructuring costs and external factors in the UK, including higher social taxes and the amortisation of the UK pension scheme deficit reported at the end of 2002. The relocation of HSBC Bank’s headquarters to Canary Wharf contributed to higher premises costs, following the upgrade of equipment and infrastructure. Additional costs were also incurred migrating the card issuing business in the UK to the more efficient platform used by HSBC Finance Corporation in the US. Costs in France were largely unchanged compared with 2002.

     Low interest rates, stable employment and a gradual upturn in economic conditions in the UK provided the environment for continuing low levels of credit charges. The charge for bad and doubtful debts at US$267 million was 14 per cent higher than in 2002, a satisfactory performance in view of the growth of over 20 per cent in UK personal lending. Overall, credit quality improved.

     In Consumer Finance, HFC Bank, which joined HSBC in the UK in March as part of the HSBC Finance Corporation acquisition, contributed US$157 million to pre-tax profit, before goodwill amortisation, in its first nine months of ownership. Integration with the HSBC Group was running on schedule.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     In Commercial Banking, pre-tax profits, before amortisation of goodwill, declined by 13 per cent compared with 2002, mainly reflecting lower net interest income and a higher cost base.

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

     In France, higher income was generated through a volume-led increase in banking transaction fees and the introduction of a variety of guaranteed investment funds during the year. The former was achieved after specific initiatives directed towards middle market enterprises (‘MMEs’). The successful launch of several structured financial products led to higher trading fees within CCF and the take-up of Asset Management products increased by 9 per cent.

     Overall, wealth management income declined as continued uncertainty in equity markets led to a fall in sales of savings and investment products.

     Operating expenses, excluding goodwill amortisation, were 7 per cent higher than last year at US$2,113 million. This was largely due to an increase in staff costs in the UK. Pension costs rose to compensate for the scheme deficit and one-off redundancy costs were incurred as migration was planned to the Group Service Centres’ capabilities. The costs of distributing and supporting business services and products within the UK increased in line with the growth in volumes and continued investment was made in electronic delivery channels across Europe.

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

Back to Contents

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

     Fees and commission income decreased by 6 per cent. Difficult operating conditions in equity markets resulted in lower commissions and new-issue fees, but these were partly offset by higher fees from merger and advisory business as greater focus was given to HSBC’s core customer sectors and regions. Fees from debt capital markets activities were also strong. Generally, fees benefited from the high level of activity in the primary markets, as customers sought long-term financing at low interest rates.

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

     Net fees and commissions increased by 2 per cent to US$556 million. The low interest rate environment improved the attractiveness of investment markets, particularly for sophisticated investors with access to structured products which offered potentially higher returns than from cash deposits. Consequently, funds under management increased by US$20 billion to US$91 billion, with a move by clients away from liquid positions bringing in some US$9 billion of new client funds. A strong rise in discretionary mandates together with client demand for structured products and HSBC Finance Corporation’s commercial paper contributed to the increase. Transaction and safe custody fees rose in line with the growth in client funds while an increased focus on product enrichment produced strong growth in income from structured products. In Germany, fee income was boosted by the placement of two new property funds. However, income in France was weaker as stock market activity remained subdued.

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

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation by customer group

Year ended 31 December 2004

Total	Corporate,
Personal	Personal	Investment	Inter-
Financial	Consumer	Financial	Commercial	Banking &	Private	segment
Services	Finance[4]	Services	Banking	Markets	Banking	Other	elimination	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	3,934	635	4,569	2,353	1,402	421	317	–	9,062

Dividend income/(expense)	2	–	2	5	544	5	(11)	–	545
Net fees and commissions	2,282	65	2,347	1,681	1,293	658	316	–	6,295
Dealing profits	44	–	44	28	734	104	43	–	953
Other income	172	239	411	348	639	11	350	(167)	1,592

Other operating income	2,500	304	2,804	2,062	3,210	778	698	(167)	9,385

Operating income	6,434	939	7,373	4,415	4,612	1,199	1,015	(167)	18,447

Operating expenses
excluding goodwill
amortisation[1]	(4,038)	(527)	(4,565)	(2,404)	(3,236)	(814)	(718)	167	(11,570)

Operating profit before
provisions[1]	2,396	412	2,808	2,011	1,376	385	297	–	6,877

Provisions for bad and
doubtful debts	(615)	(321)	(936)	(305)	215	2	(1)	–	(1,025)
Provisions for contingent
liabilities and
commitments	(68)	–	(68)	34	(37)	4	55	–	(12)
Amounts written off fixed
asset investments	(2)	–	(2)	(1)	(9)	(2)	(6)	–	(20)

Operating profit[1]	1,711	91	1,802	1,739	1,545	389	345	–	5,820

Share of operating profit in
joint ventures[2]	–	–	–	–	5	–	–	–	5
Share of operating profit in
associates[2]	7	–	7	8	12	–	27	–	54
Gains on disposal of
investments and tangible
fixed assets	1	–	1	2	210	43	37	–	293

Profit on ordinary
activities before tax[3]	1,719	91	1,810	1,749	1,772	432	409	–	6,172

%	%	%	%	%	%	%	%
Share of HSBC’s pre-tax
profits[3]	8.8	0.5	9.3	9.0	9.1	2.2	2.1	31.7
Cost:income ratio[1]	62.8	56.1	61.9	54.5	70.2	67.9	70.7	62.7

US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[5]
Loans and advances to
customers (net)	108,245	10,557	118,802	67,234	72,446	15,676	2	274,160
Total assets	128,691	12,787	141,478	84,039	271,772	39,604	2,223	539,116
Customer accounts	121,700	46	121,746	57,844	78,183	35,140	–	292,913
The following assets and
liabilities were significant
to the customer groups
noted:
Loans and advances to
banks (net)	47,775
Debt securities, treasury bills
and other eligible bills	100,901
Deposits by banks	53,130
Debt securities in issue	1,939

Goodwill amortisation
excluded:
1	from (1) above	201	44	245	188	236	278	–	947
2	from (2) above	–	–	–	–	–	–	–	–
3	from (3) above	201	44	245	188	236	278	–	947
4	Comprises HSBC Finance Corporation’s consumer finance business.
5	Third party only.

Back to Contents

Year ended 31 December 2003

Total	Corporate,
Personal	Personal	Investment	Inter-
Financial	Consumer	Financial	Commercial	Banking &	Private	segment
Services	Finance[5]	Services	Banking	Markets	Banking	Other	elimination	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	3,082	438	3,520	1,961	1,509	334	216	–	7,540

Dividend income	4	–	4	2	138	2	4	–	150
Net fees and commissions	1,789	49	1,838	1,335	1,204	556	259	–	5,192
Dealing profits/(losses)	37	–	37	16	839	94	(26)	–	960
Other income	129	149	278	294	539	10	371	(239)	1,253

Other operating income	1,959	198	2,157	1,647	2,720	662	608	(239)	7,555

Operating income	5,041	636	5,677	3,608	4,229	996	824	(239)	15,095

Operating expenses
excluding goodwill
amortisation[1]	(3,471)	(299)	(3,770)	(2,113)	(2,471)	(709)	(705)	239	(9,529)

Operating profit before
provisions[1]	1,570	337	1,907	1,495	1,758	287	119	–	5,566

Provisions for bad and
doubtful debts	(267)	(180)	(447)	(204)	(218)	(4)	(1)	–	(874)
Provisions for contingent
liabilities and
commitments	(29)	–	(29)	10	(52)	(2)	40	–	(33)
Amounts written off fixed
asset investments	(1)	–	(1)	–	(42)	(3)	(18)	–	(64)

Operating profit[1]	1,273	157	1,430	1,301	1,446	278	140	–	4,595

Share of operating profit in
joint ventures[2]	–	–	–	–	8	–	–	–	8
Share of operating profit
in associates	3	–	3	3	13	–	28	–	47
Gains/(losses) on disposal
of investments and
tangible fixed assets	(9)	–	(9)	(1)	156	61	5	–	212

Profit on ordinary
activities before tax[3]	1,267	157	1,424	1,303	1,623	339	173	–	4,862

%	%	%	%	%	%	%	%
Share of HSBC’s pre-tax
profits[3]	8.8	1.1	9.9	9.0	11.3	2.4	1.1	33.7
Cost:income ratio[1]	68.9	47.0	66.4	58.6	58.4	71.2	85.6	63.1

US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[5]
Loans and advances to
customers (net)	76,439	8,452	84,891	52,947	61,085	11,681	1	210,605
Total assets	92,890	10,526	103,416	67,107	209,885	40,964	3,940	425,312
Customer accounts	102,192	231	102,423	45,558	63,556	31,187	–	242,724
The following assets and
liabilities were significant
to the customer groups
noted:
Loans and advances to banks
(net)	43,699
Debt securities, treasury bills
and other eligible bills	67,692
Deposits by banks	44,261
Debt securities in issue	3,232
Goodwill amortisation
excluded:
1	from (1) above	123	23	146	160	192	257	3	758
2	from (2) above	–	–	–	–	135	–	–	135
3	from (3) above	123	23	146	160	327	257	3	893
4	Comprises HSBC Finance Corporation’s consumer finance business since the date of acquisition.
5	Third party only.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation by customer group (continued)

	Year ended 31 December 2002

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	2,541	1,800	1,444	300	258	–	6,343

Dividend income	3	4	202	2	–	–	211
Net fees and commissions	1,570	1,128	1,137	471	222	–	4,528
Dealing profits	31	18	385	63	11	–	508
Other income	163	303	508	16	316	(281)	1,025

Other operating income	1,767	1,453	2,232	552	549	(281)	6,272

Operating income	4,308	3,253	3,676	852	807	(281)	12,615

Operating expenses excluding goodwill
amortisation[1]	(3,076)	(1,759)	(2,197)	(618)	(509)	281	(7,878)

Operating profit before provisions[1]	1,232	1,494	1,479	234	298	–	4,737

Provisions for bad and doubtful debts	(215)	(204)	(153)	7	(4)	–	(569)
Provisions for contingent liabilities
and commitments	(23)	11	(3)	(21)	21	–	(15)
Amounts written off fixed asset investments	(1)	3	(72)	(22)	(175)	–	(267)

Operating profit[1]	993	1,304	1,251	198	140	–	3,886

Share of operating profit/(loss)
in joint ventures[2]	(22)	3	2	–	–	–	(17)
Share of operating profit/(loss)
in associates	(1)	(3)	3	(10)	14	–	3
Gains on disposal of investments
and tangible fixed assets	17	40	182	48	1	–	288

Profit on ordinary activities before tax[3]	987	1,344	1,438	236	155	–	4,160

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]	9.4	12.8	13.7	2.2	1.4		39.5
Cost:income ratio[1]	71.4	54.1	59.8	72.5	63.1		62.4

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to customers (net)	58,421	43,104	54,099	9,077	–		164,701
Total assets	72,817	56,934	172,665	35,920	3,233		341,569
Customer accounts	84,486	35,614	45,818	31,444	–		197,362
The following assets and liabilities were
significant to Corporate, Investment
Banking and Markets:
Loans and advances to banks (net)			31,402
Debt securities, treasury bills and other
eligible bills			53,897
Deposits by banks			31,741

Goodwill amortisation excluded:
1 from (1) above	112	133	169	238	(1)		651
2 from (2) above	–	–	8	–	1		9
3 from (3) above	112	133	177	238	–		660
4 Third party only.

Back to Contents

Hong Kong
Profit/(loss) before tax excluding goodwill amortisation
	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m

Personal Financial Services	2,097	1,740	1,705
Commercial Banking	914	711	733
Corporate, Investment Banking and Markets	1,584	1,275	1,226
Private Banking	135	127	107
Other	23	(123)	(61)

Total[1]	4,753	3,730	3,710

1 Goodwill amortisation excluded:
– arising on subsidiaries	9	3	–
– arising on associates and joint ventures	–	(1)	–
– total	9	2	–

Profit before tax

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m
Hong Kong

Net interest income	3,639	3,901	4,133
Dividend income	19	31	25
Net fees and commissions	1,726	1,383	1,264
Dealing profits	630	321	133
Other income	781	596	495

Other operating income	3,156	2,331	1,917

Total operating income	6,795	6,232	6,050

Staff costs	(1,415)	(1,276)	(1,249)
Premises and equipment	(256)	(240)	(233)
Other	(653)	(502)	(459)
Depreciation and intangible asset amortisation	(200)	(194)	(198)

	(2,524)	(2,212)	(2,139)
Goodwill amortisation	(9)	(3)	–

Operating expenses	(2,533)	(2,215)	(2,139)

Operating profit before provisions	4,262	4,017	3,911

Provisions for bad and doubtful debts	223	(400)	(246)
Provisions for contingent liabilities and commitments	(3)	(6)	(14)
Amounts (written off)/written back on fixed asset investments	26	31	(10)

Operating profit	4,508	3,642	3,641
Share of operating profit in associates	8	18	11
Gains on disposal of investments and tangible fixed assets	228	68	58

Profit on ordinary activities before tax	4,744	3,728	3,710

	%	%	%

Share of HSBC’s pre-tax profits (excluding goodwill amortisation)	24.5	25.9	35.3
Share of HSBC’s pre-tax profits	26.9	29.1	38.4
Cost:income ratio (excluding goodwill amortisation)	37.1	35.5	35.4

Period-end staff numbers (full-time equivalent)	25,552	23,636	23,786

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	78,888	73,988	69,948
Loans and advances to banks (net)	45,300	38,640	33,359
Debt securities, treasury bills and other eligible bills	69,464	66,158	60,083
Total assets[2]	217,406	197,487	180,433
Deposits by banks	4,325	4,777	2,379
Customer accounts	178,368	164,024	148,904

1	Third party only.
2	Excluding Hong Kong Government certificates of indebtedness.

Year ended 31 December 2004 compared with year ended 31 December 2003

The Hong Kong economy expanded rapidly in 2004. Despite rising US interest rates and mainland China’s cooling-off measures, Hong Kong continued to benefit from robust re-export trade with mainland China. The positive outlook for Hong Kong, together with the re-emergence of inflation, helped sustain a recovery in local confidence which began in late 2003. Hong Kong’s domestic demand also grew steadily, supported by reviving asset prices and falling unemployment. The continued inflow of liquidity suppressed local interest rates, which in turn encouraged a flow of local funds into asset markets. Rising property prices stimulated private consumption and alleviated past concerns over negative equity in residential mortgages. The unemployment rate fell from 7.3 per cent to 6.5 per cent, with strong growth in the trade and retail sectors helping to sustain consumer spending, though the rate of job creation slowed in the second half of the year as China’s cooling-off measures took effect on the trade sector. Investment revived in the robust tourism industry, which continued to benefit from the liberalisation of regulations governing visits by residents of mainland China.

In the second half of 2004, inflation re-emerged in Hong Kong after a nearly six year-long period of deflation. Stimulated by a weak US dollar, recovering property prices and rising local confidence, prices rose from a year ago when the economy was suffering from the effect of the severe acute respiratory syndrome (‘SARS’) epidemic. Significant inflows of liquidity from foreign investors left the Hong Kong market flush with surplus funds. This caused Hong Kong dollar and US dollar interest rates to diverge, with the already cash-rich local economy slow to absorb external funds. Moreover, demand for credit remained muted, other than in the trade sector, with individuals and enterprises slow to increase borrowings, reflecting nervousness regarding the sustainability of the recovery. The improving economy helped to ease concerns over Hong Kong’s fiscal position as it resulted in a significant narrowing in the budget deficit in 2004.

HSBC’s operations in Hong Kong reported a pre-tax profit of US$4,744 million, an increase of US$1,016 million, or 27 per cent, over 2003. Excluding goodwill amortisation, pre-tax profit also grew by 27 per cent to US$4,753 million, representing 24 per cent of HSBC’s total profit on this basis.

Personal Financial Services in Hong Kong reported a pre-tax profit, before goodwill amortisation, of US$2,097 million, 21 per cent higher than in 2003. This improvement was largely driven by strong growth in other operating income, within which fee and commission income was 27 per cent higher. This, together with a significant reduction in the net bad debt charge, more than offset an 8 per cent reduction in net interest income.

During 2004, the Hong Kong banking sector was characterised by high levels of surplus liquidity as foreign funds entered Hong Kong to invest in the buoyant stock market, and there were inflows from investors anticipating an upward realignment of the currency as the US dollar weakened. This excess liquidity depressed Hong Kong dollar interest rates and so reduced spreads on deposits, as banks were unable to pass on the full effect of the reduction in rates to depositors. The lower Hong Kong dollar interest rates contributed to the overall reduction in net interest income of US$186 million. Net interest income was further reduced by the continued pressure on yields in the mortgage business, where market competition remained intense. Average mortgage balances fell by 2 per cent compared with last year due to a reduction in balances under the Government Home Ownership Scheme (‘GHOS’), which remained suspended during the year. With plenty of low cost funding in the market, and fierce competition for quality mortgage business, the average yield on the mortgage portfolio, excluding GHOS loans, fell by 25 basis points to 202 basis points below HSBC’s best lending rate.

<<<<<<<<<

Back to Contents

     HSBC maintained its position as the largest credit card issuer in Hong Kong. An attractive rewards programme, successful cross-sales to both existing and new customers, and customer acquisition, helped grow the number of cards in circulation by 14 per cent to 3.5 million. Cardholder spending increased by 32 per cent compared with 2003, reflecting the successful promotion of credit card internet bill payment services, and promotional campaigns launched in conjunction with retail merchants. Average credit card balances grew by 11 per cent against a backdrop of an overall reduction in outstanding balances in the market. Fee income from credit cards rose by 12 per cent compared with 2003.

     Other operating income increased by 24 per cent to US$1,466 million, largely driven by the continued strong performance from the insurance and investment businesses.

     During the year, strong emphasis was placed on growing the insurance business. A series of promotional campaigns was launched, and the number of financial planning managers was increased by 24 per cent to 742. The insurance product range was also enhanced as new products designed to meet customers’ needs were introduced. In 2004, HSBC recorded growth of 40 per cent in new regular premium life sales, driven by the success of flexible products tailored to customers’ specific needs, such as the Target Protection Plus product. Income from the insurance business, including the Mandatory Provident Fund also grew by 31 per cent to US$441 million.

     Income from sales of unit trusts and structured products grew by 43 per cent to US$183 million, reflecting the successful deployment of customer relationship management systems, an increase in the number of HSBC Premier relationship managers, and a rise in stock market activity. New products, including a range of structured treasury products, capital-guaranteed funds, open-ended funds and certificates of deposit, were launched to broaden the range of investment options. Overall, sales of unit trusts and structured products grew by US$609 million, or 9 per cent, compared with 2003.

     Higher fee income also came from stockbroking and custody services, which grew by 49 per cent to US$185 million, reflecting increased levels of stock market activity and IPO-related services. Sixty eight per cent of all securities transactions were processed on-line in 2004, 5 percentage points higher than in 2003.

     Operating expenses, excluding goodwill amortisation, were 4 per cent higher than in 2003.

Performance-related staff costs increased in line with sales of investment and insurance products and the general improvement in profits. Excluding the impact of incentive payments, staff costs fell by 5 per cent, reflecting greater operational efficiencies and higher utilisation of the Group Service Centres. The various income growth initiatives also involved higher marketing costs, particularly for credit cards, insurance and investment products.

     Credit conditions improved markedly as the economy recovered, with falling unemployment, lower bankruptcies, higher residential property prices and stronger GDP growth. The charge for bad and doubtful debts fell by US$312 million to US$54 million. New specific provisions declined by over 74 per cent to US$95 million, as provisions for credit card, mortgage and unsecured personal lending portfolios all fell. There was also a US$41 million release of general provisions following a review of historical loss experience and the improved market environment, in particular a reduction in mortgage loans with negative equity.

     Pre-tax profits, before goodwill amortisation, in Commercial Banking rose by 29 per cent to US$914 million, driven by a 14 per cent rise in operating income and significant releases and recoveries in provisions.

     Operating income benefited from the success of a series of initiatives designed to enhance the service offered to middle market customers. The introduction of a greater number of experienced relationship managers to service key accounts contributed significantly to income growth, while a number of dedicated business development relationship managers were appointed to focus on new customers, leading to a 3 per cent increase in customer numbers. Small and medium-sized enterprises (‘SME’s) benefited from the opening of five new business banking centres offering a comprehensive range of bespoke services, while an SME start-up marketing campaign, launched in October, promoted these services with specific reference to the BusinessVantage all-in-one account. These initiatives, together with call centre expansion, contributed to an increase in income arising from SME business.

     Net interest income increased by 13 per cent as strong growth in both lending balances and customer deposits reflected the impact of the relationship managers and business banking centres. Spreads on deposits narrowed during the year in the continued low interest rate environment.

     Other operating income rose by 16 per cent to US$525 million due largely to a significant rise in

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

trade finance activity and trade-related income. Economic expansion in mainland China, the consumer spending recovery in the US and an increase in commodity prices contributed to strong regional trade flows. Business activity with mainland China benefited from the secondment of key relationship managers to HSBC offices there, and a regional advertising campaign demonstrating HSBC’s ability to offer integrated solutions across Greater China.

     Increased lending to middle market customers, together with the launch of several new lending products for SMEs and related marketing campaigns, boosted credit facility fee income. Continued investment in sales resources and training, marketing and incentive campaigns led to higher insurance income. The introduction of income protection, unit trust and structured investment products to HSBC’s range of commercial wealth management products also contributed to the increase in non-funds income, resulting in a 20 per cent rise in investment and protection income.

     Operating expenses, before goodwill amortisation, were 7 per cent higher than in 2003. The increase reflected growth in headcount, higher recruitment-related costs, and training costs. Marketing spend also rose in support of business development initiatives with mainland China, and to increase sales to existing customers and raise insurance income. Further costs arose from the launch of a number of efficiency initiatives, including a new Customer Relationship Management System, which is expected to lead to both improved sales and cost savings. As part of an ongoing process, credit support and trade services processes were migrated to the Group Service Centre in Shanghai.

     The net release for bad and doubtful debts increased by US$87 million. There were specific provision releases reflecting the improved economic environment and stronger property market, and a release of general provisions following a review of the impact of the improved economic conditions and historical loan loss experience.

     Corporate, Investment Banking and Markets reported pre-tax profit, before amortisation of goodwill, of US$1,584 million, 24 per cent higher than in 2003, driven by strong growth in dealing profits, a significant increase in fees and commissions and a net release of provisions for bad and doubtful debts. In January, management responsibility for a corporate trust business was transferred from Private Banking, contributing US$18 million to pre-tax profits. While comparative numbers have not been restated, the comments that follow exclude the impact of this business transfer unless stated.

     Net interest income was 14 per cent lower than in 2003, reflecting continued pressure on corporate spreads and lower treasury income resulting from the run-off of higher yielding assets, coupled with limited reinvestment opportunities against a flat Hong Kong dollar yield curve. This shortfall in revenue was partly mitigated by growth in corporate loan balances and higher deposit balances, driven by the roll-out of an upgraded payments and cash management product set.

     Other operating income grew by 67 per cent, of which 9 per cent came from the inclusion of Bank of Bermuda’s operations in Hong Kong. Underlying growth reflected a significant increase in fees and commissions and dealing income. Foreign exchange profits increased, benefiting from strong customer flows and growing cross-sales opportunities to corporate clients. These gains were further amplified by the non-recurrence of losses resulting from a strengthening Hong Kong dollar in the latter part of 2003. Derivatives trading reported higher profits as Global Markets provided structured investment solutions to support the growth in the sale of wealth management products to personal and commercial customers. A combination of successful positioning and improved customer flows also contributed to profitability as clients sought to lock in funding requirements at historically low rates. Fee income increased from structured solutions and yield enhancement products, and sales of securities and unit trusts. Structured finance also generated an increased contribution compared with 2003. Equity capital markets benefited from an active IPO market, while private equity revenues were boosted by an improvement in management fees, as the launch of a US$700 million regional fund was completed. In asset management, higher sales of investment products and strong growth in funds under management generated increases in distribution revenues and advisory fees, as customers pursued higher returns in a low interest rate environment.

     Operating expenses, excluding goodwill amortisation, increased by 36 per cent, of which 10 per cent arose in Bank of Bermuda. Staff costs were 18 per cent higher, driven by the recruitment of additional staff, and higher performance-related incentives in line with strong Global Markets results. In Global Markets, staff were recruited to support the increased product range, while in Global Investment Banking, further expenditure was incurred in recruiting corporate finance executives and a number of senior relationship managers to extend coverage

Back to Contents

along industry sector lines. Business expansion and new front office initiatives in Global Markets resulted in the recruitment of an additional 45 people. Other general cost increases reflected higher technology expenditure, including a US$10 million charge for the development of HSBCnet and, a rise in travel and communication spending, all driven by business expansion and increased sophistication of the product range.

     There was a net recovery of bad and doubtful debts, particularly from the property, industrial and telecommunications sectors, following a number of successful restructurings and refinancings, reflecting an improved economic environment in Hong Kong and across the region.

     Private Banking contributed a pre-tax profit, before goodwill amortisation, of US$135 million, an increase of 6 per cent compared with 2003. A trust business was reclassified as Rest of Asia Pacific during the year, and Corporate, Investment Banking and Markets took over management responsibility for the corporate trust business from Private Banking. These transfers reduced growth in profit before tax by 17 per cent.

     Excluding the corporate trust transfer mentioned above, funds under management increased by 19 per cent. Growth benefited from the introduction of new products, expansion of the client base, and continued strong growth in Strategic Investment Solutions, which was launched in July 2003 and contributed to a US$2.9 billion inflow in net new funds. The recruitment of front office staff, and a general improvement in market conditions, also contributed to growth in funds under management.

     Total revenue was 5 per cent higher than last year. Underlying growth of US$57 million, including US$10 million from the Bank of Bermuda, was largely offset by the changes noted above. Recovering equity markets, coupled with historically low interest rates, encouraged a marked increase in client investment activity. Fees and commissions benefited from a higher volume of equity transactions, unit trust sales, and portfolio management fees on increased funds under discretionary management. Higher client volumes also boosted dealing income from foreign exchange, options, and structured products. Revenue from sales of structured products increased by nearly 70 per cent compared with 2003, while commissions on sales of unit trusts rose by over 90 per cent, and from funds under discretionary management by over 120 per cent.

     Operating expenses, excluding goodwill amortisation, increased by 8 per cent, including 6 per cent growth attributable to Bank of Bermuda and a 25 per cent decrease resulting from the changes noted above. Underlying growth of 27 per cent mainly reflected the recruitment of 49 front office staff. Performance-related remuneration increased as a result of the strong growth in revenue, while a rise in marketing expenditure reflected the new brand advertising campaign.

     A US$4 million net release of bad debts reflected a release of general provisions, following a review of historical loss trends and current economic conditions.

     Gains on the exchange of an investment in World Finance International Limited, an associated company, for a 7 per cent stake in Bergesen Worldwide, contributed to an improved performance in Other. Gains on equity sales and profits on the disposal of a residential property also contributed to the increase.

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

     HSBC’s operations in Hong Kong performed well in these circumstances and reported a pre-tax profit of US$3,728 million, broadly in line with 2002. Excluding goodwill amortisation, profit before tax was US$3,730 million and represented 26 per cent of HSBC’s total profit on that basis. Goodwill amortisation was US$2 million in 2003. Of this growth, just under 4 per cent arose from acquisitions during the period.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     Personal Financial Services in Hong Kong reported a pre-tax profit, before goodwill amortisation, of US$1,740 million, 2 per cent higher than in 2002. Given the pressure on net interest income as a consequence of muted credit demand and the impact of lower interest rates on the value of deposits, there was continued focus on the insurance business and wealth management. Sales of unit trusts and of capital-guaranteed funds were particularly successful.

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

     Commercial Banking in Hong Kong contributed a pre-tax profit, before amortisation of goodwill, of US$711 million, a fall of US$22 million, or 3 per cent.

     Net interest income declined by 7 per cent largely due to lower recoveries of suspended interest and the effect of lower spreads on deposits. There was good volume growth in the loan book, despite the impact of SARS and the war in Iraq. This was offset by narrower spreads caused by limited local investment and market pressure as banks competed for quality business. Loan growth was driven by increased demand for finance to support record trade flows between mainland China and the rest of the world, especially the US. This was particularly evidenced in the manufacturing and transportation sectors. Several new business banking/trade service centres were opened to focus on the business needs of small and medium-sized customers and start-ups.

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

Back to Contents

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

     Other operating income grew strongly to US$648 million, an increase of US$184 million or 40 per cent. This was achieved through a significant increase in dealing profits to US$205 million. HSBC significantly expanded its derivatives capabilities and higher income was earned from both successful positioning and a growing demand from corporate customers for structured tailored solutions. Increased sales of structured transactions, offering yield enhancement products to retail clients, generated further revenue. Debt securities trading achieved a strong turnaround in income during the year, as losses caused by widening credit spreads in 2002 did not recur. Foreign exchange profits rose compared with 2002, with a significant increase in corporate sales. Trading profits were generated as the bank took advantage of US dollar volatility, and the general weakening of the US dollar during the year. This was partly offset by lo wer Corporate and Investment Banking fees and commissions, reflecting a decrease in income from credit facilities.

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

     Net interest income declined by US$7 million, or 8 per cent, to US$84 million. Lower margins from free funds and the investment portfolio reflected falling interest rates while the flattening of the yield curve during the year meant that the significant income earned on longer dated assets in 2002 was not repeated. This more than offset the impact of an increase in lending balances as clients borrowed on margin against their investments to reinvest in higher returning securities.

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

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation by customer group

		Year ended 31 December 2004

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)		2,017	679	998	85	(140)	–	3,639

Dividend income		2	1	2	–	14	–	19
Net fees and commissions		799	374	530	75	(52)	–	1,726
Dealing profits		46	35	447	101	1	–	630
Other income		619	115	106	(1)	412	(470)	781
Other operating income		1,466	525	1,085	175	375	(470)	3,156

Operating income		3,483	1,204	2,083	260	235	(470)	6,795

Operating expenses excluding
goodwill amortisation[1]		(1,336)	(399)	(668)	(128)	(463)	470	(2,524)

Operating profit/(loss) before
provisions[1]		2,147	805	1,415	132	(228)	–	4,271
Provisions for bad and doubtful
debts		(54)	109	164	4	–	–	223
Provisions for contingent
liabilities and commitments		–	–	–	–	(3)	–	(3)
Amounts written back on fixed
asset investments		–	–	–	–	26	–	26

Operating profit/(loss)[1]		2,093	914	1,579	136	(205)	–	4,517

Share of operating profit in
associates[2]		4	–	–	–	4	–	8
Gains/(losses) on disposal of
investments and tangible fixed
assets		–	–	5	(1)	224	–	228

Profit on ordinary activities
before tax[3]		2,097	914	1,584	135	23	–	4,753

		%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]		10.8	4.7	8.2	0.7	0.1		24.5
Cost:income ratio[1]		38.4	33.1	32.1	49.2	197.0		37.1

		US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to
customers (net)		33,704	17,889	22,440	2,954	1,901		78,888
Total assets[5]		37,986	23,579	130,300	7,733	17,808		217,406
Customer accounts		114,303	35,226	19,236	9,264	339		178,368
The following assets and liabilities
were also significant to Corporate,
Investment Banking and Markets:
Loans and advances to banks (net)				42,515
Debt securities, treasury bills and
other eligible bills				58,902
Deposits by banks				4,205

Goodwill amortisation excluded:
1	from (1) above	(1)	2	2	6	–		9
2	from (2) above	–	–	–	–	–		–
3	from (3) above	(1)	2	2	6	–		9
4	Third party only.
5		Excluding Hong Kong Government certificates of indebtedness.

Back to Content

	Year ended 31 December 2003

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	2,203	602	1,157	84	(145)	–	3,901

Dividend income	2	1	3	–	25	–	31
Net fees and commissions	630	315	382	87	(31)	–	1,383
Dealing profits	40	31	205	74	(29)	–	321
Other income	510	107	58	3	313	(395)	596

Other operating income	1,182	454	648	164	278	(395)	2,331

Operating income[1]	3,385	1,056	1,805	248	133	(395)	6,232

Operating expenses excluding goodwill amortisation[1]	(1,286)	(372)	(491)	(118)	(340)	395	(2,212)

Operating profit/(loss) before provisions[1]	2,099	684	1,314	130	(207)	–	4,020

Provisions for bad and doubtful debts	(366)	22	(52)	(2)	(2)	–	(400)
Provisions for contingent liabilities and commitments	–	1	–	–	(7)	–	(6)
Amounts written off fixed asset investments	–	–	5	–	26	–	31

Operating profit/(loss)[1]	1,733	707	1,267	128	(190)	–	3,645

Share of operating profit in associates[2]	5	–	1	–	11	–	17
Gains/(losses) on disposal of investments and tangible fixed assets	2	4	7	(1)	56	–	68

Profit/(loss) on ordinary activities before tax[3]	1,740	711	1,275	127	(123)	–	3,730

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]	12.1	5.0	8.9	0.9	(1.0)		25.9
Cost:income ratio[1]	38.0	35.2	27.2	47.6	255.6		35.5

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]

Loans and advances to customers (net)	33,494	12,760	23,441	2,357	1,936		73,988
Total assets[5]	36,410	17,783	120,890	7,555	14,849		197,487
Customer accounts	111,145	31,490	13,286	7,862	241		164,024
The following assets and liabilities
were also significant to Corporate,
Investment Banking and Markets:
Loans and advances to banks (net) .			34,165
Debt securities, treasury bills and other eligible bills			57,831
Deposits by banks			4,665

Goodwill amortisation excluded:
1 from (1) above	–	2	1	–	–		3
2 from (2) above	–	–	–	–	(1)		(1)
3 from (3) above	–	2	1	–	(1)		2
4 Third party only.
5 Excluding Hong Kong Government certificates of indebtedness
.

Back to Content

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation by customer group (continued)

	Year ended 31 December 2002

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	2,364	648	1,161	91	(131)	–	4,133

Dividend income	3	2	3	–	17	–	25
Net fees and commissions	543	284	399	73	(35)	–	1,264
Dealing profits	45	25	21	44	(2)	–	133
Other income	457	86	41	8	362	(459)	495

Other operating income	1,048	397	464	125	342	(459)	1,917

Operating income	3,412	1,045	1,625	216	211	(459)	6,050

Operating expenses excluding goodwill amortisation[1]	(1,351)	(371)	(469)	(109)	(298)	459	(2,139)

Operating profit/(loss) before provisions[1]	2,061	674	1,156	107	(87)	–	3,911

Provisions for bad and doubtful debts	(362)	54	68	–	(6)	–	(246)
Provisions for contingent liabilities and commitments	–	1	–	–	(15)	–	(14)
Amounts written off fixed asset investments	–	–	(4)	–	(6)	–	(10)

Operating profit/(loss)[1]	1,699	729	1,220	107	(114)	–	3,641

Share of operating profit in associates[2]	3	–	–	–	8	–	11
Gains on disposal of investments and tangible fixed assets	3	4	6	–	45	–	58

Profit/(loss) on ordinary activities before tax[3]	1,705	733	1,226	107	(61)	–	3,710

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]	16.2	6.9	11.7	1.0	(0.5)		35.3
Cost:income ratio[1]	39.6	35.5	28.9	50.5	141.2		35.4

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to customers (net)	34,447	10,797	20,703	1,917	2,084		69,948
Total assets[5]	36,369	15,097	108,063	7,346	13,558		180,433
Customer accounts	103,413	27,019	11,154	7,142	176		148,904
The following assets and liabilities
were also significant to Corporate,
Investment Banking and Markets:
Loans and advances to banks (net) .			29,284
Debt securities, treasury bills and other eligible bills			53,689
Deposits by banks			2,170

Goodwill amortisation excluded:
1 from (1) above	–	–	–	–	–		–
2 from (2) above	–	–	–	–	–		–
3 from (3) above	–	–	–	–	–		–
4 Third party only.
5 Excluding Hong Kong Government certificates of indebtedness
.

Back to Content

Rest of Asia-Pacific (including the Middle East)

Profit before tax excluding goodwill amortisation

	Yearended 31 December

	2004	2003	2002
	US$m	US$m	US$m

Personal Financial Services	350	158	127
Commercial Banking	496	450	423
Corporate, Investment Banking and Markets	940	732	706
Private Banking	59	36	25
Other	32	50	12

Total[1]	1,877	1,426	1,293

1 Goodwill amortisation excluded:
– arising on subsidiaries	68	35	33
– arising on associates and joint ventures	4	–	–
– total	72	35	33

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m

Australia and New Zealand	86	96	34
Brunei	33	28	34
India	180	94	85
Indonesia	79	75	73
Japan	50	39	44
Mainland China	44	42	50
Malaysia	216	149	129
Middle East (excluding Saudi Arabia)	295	236	225
Philippines	29	16	32
Saudi Arabia	175	133	103
Singapore	274	198	223
South Korea	88	69	60
Taiwan	108	80	80
Thailand	59	54	39
Other	161	117	82

	1,877	1,426	1,293

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit before tax

	Year ended 31 December

	2004	2003	2002
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m

Net interest income	2,055	1,740	1,607

Dividend income	3	4	3
Net fees and commissions	1,057	805	724
Dealing profits	494	421	364
Other income	195	120	83
Other operating income	1,749	1,350	1,174

Total operating income	3,804	3,090	2,781

Staff costs	(1,104)	(952)	(826)
Premises and equipment	(183)	(164)	(156)
Other	(689)	(527)	(454)
Depreciation and intangible asset amortisation	(104)	(98)	(92)

	(2,080)	(1,741)	(1,528)
Goodwill amortisation	(68)	(35)	(33)

Operating expenses	(2,148)	(1,776)	(1,561)

Operating profit before provisions	1,656	1,314	1,220

Provisions for bad and doubtful debts	(100)	(85)	(89)
Provisions for contingent liabilities and commitments	–	(1)	18
Amounts written off fixed asset investments	–	(2)	(2)

Operating profit	1,556	1,226	1,147

Share of operating profit in associates	232	149	113
Gains on disposal of investments and tangible fixed assets	17	16	–

Profit on ordinary activities before tax	1,805	1,391	1,260

	%	%	%
Share of HSBC’s pre-tax profits (excluding goodwill amortisation)	9.7	9.9	12.3
Share of HSBC’s pre-tax profits	10.3	10.9	13.1
Cost:income ratio (excluding goodwill amortisation)	54.7	56.3	54.9

Period-end staff numbers (full-time equivalent)	41,031	31,827	28,630

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	60,599	47,952	37,078
Loans and advances to banks (net)	14,780	12,944	10,708
Debt securities, treasury bills and other eligible bills	30,312	25,980	21,622
Total assets	120,504	98,081	76,635
Deposits by banks	8,046	6,967	5,362
Customer accounts	78,613	65,441	54,172

1	Third party only.

Year ended 31 December 2004 compared with year ended 31 December 2003

Driven primarily by external demand, growth in Asia-Pacific was strong in the first half of 2004 and the positive export performance, in turn, provided the necessary income growth to support consumption demand. However, the surging growth seen in most Asian economies appeared to peak in the middle of 2004 and slow, primarily for two reasons. The first was the erosion of purchasing power from the high level of oil prices, and the second was the start of a policy-induced slowdown in mainland China’s investment demand, designed to slow China’s domestic economy. HSBC estimates that, excluding Japan, Asian economies grew by 7.1 per cent throughout 2004, with growth of 8.3 per cent in the first half down to 6 per cent in the second half of the year. The slowdown is expected to persist in 2005.

     The mainland China economy dominated economic activity in Asia in 2004, with concerns over whether the authorities would be able to slow growth in a manageable fashion from the unsustainably high levels of 2003 and first half of 2004, and continued speculation regarding a possible

Back to Contents

revaluation of the renminbi. Evidence to date suggests that the Chinese economy is likely to achieve a soft landing with the investment slowdown being cushioned by strong exports and rising consumption. However, Asian exports to China are being affected by this re-balancing of growth. The Chinese authorities have resisted revaluation speculation and indicated that the status quo will remain in the foreseeable future.

     Elsewhere, capital flows put Asian currencies under pressure to appreciate in value. In some countries, policy measures were reasonably successful in resisting the pressure, with the result that floating Asian currencies, while gaining on the US dollar, lost ground to the yen and the euro. Inflationary pressures remained modest and Asian central banks did not need to fully match increases in US interest rates during the year. Indeed, the Bank of Korea cut rates by 25 basis points at both its August and November meetings.

     Energy producing economies in the Middle East continued to benefit from high global oil prices, and the region's current account surplus in 2004 is expected to easily exceed the 2003 surplus of US$52 billion. In the context of relatively low inflation, the Middle East’s strong balance of payments position should ensure that domestic interest rates remain relatively low, which in turn should continue to stimulate domestic demand. Altogether, this means that the GDP growth rate in 2004 in the Middle East should be close to 2003’s 5.4 per cent. The level of public debt relative to GDP remains high in the region compared with other emerging markets, but HSBC considers it unlikely that there will be financing problems there.

     HSBC’s operations in the rest of the Asia-Pacific region contributed US$1,805 million to HSBC’s pre-tax profit, an increase of US$414 million compared with 2003. Excluding goodwill amortisation, pre-tax profit was US$1,877 million, and represented 10 per cent of HSBC’s total profit on this basis. At constant exchange rates, pre-tax profit before goodwill amortisation increased by 29 per cent over the same period in 2003. Three per cent of this growth arose from acquisitions during the period. The comments which follow are based on constant exchange rates.

     In Personal Financial Services pre-tax profit, before goodwill amortisation, of US$350 million increased by 117 per cent compared with prior year.

     Net interest income grew by 22 per cent, reflecting strong asset growth in a number of countries across the region, particularly in the

Middle East, Australia, Korea, India, Singapore, Malaysia and Taiwan.

     Mortgage balances increased by 29 per cent to US$13.6 billion, following strong sales drives and a series of promotional campaigns in a number of countries. Lower pricing to achieve this growth led to lower yields. The cards business continued to expand and a number of new products were introduced. Acquisition strategies, including a wide variety of promotional campaigns and the launch of an enhanced rewards programme in 12 countries across the region, led to a 25 per cent increase in cards in circulation. At the end of 2004, HSBC’s card base in the region exceeded 4.6 million, with particularly strong growth in India, Malaysia, Singapore, the Philippines and the Middle East. Utilisation of this expanded card base contributed to a 21 per cent increase in average credit card balances compared with 2003.

     Other operating income grew by 27 per cent to US$403 million, driven by sales of investment products across the region. Commissions from sales of unit trusts and funds under management were particularly strong in Taiwan, Korea, India, and Malaysia, where HSBC Bank Malaysia is the leading international institutional unit trust agent. Brokerage and custody fees increased by 143 per cent with particularly strong growth in Australia reflecting increased marketing, buoyant stock market activity and higher stock prices.

     HSBC continued to grow its insurance business across the region and income grew by 86 per cent as the number of policies in force increased by 25 per cent. Fee income also benefited from the strong growth in the credit card base, increased account service fees and growth in sales of structured products.

     Operating expenses, excluding goodwill amortisation, of US$947 million increased by 15 per cent, mainly from a 24 per cent increase in other administrative expenses. Significant emphasis was placed on promoting brand awareness in mainland China to generate additional business and to reinforce HSBC’s position as the leading international bank in mainland China. The launch of a number of credit card and mortgage advertising campaigns also fed through to a rise in marketing costs. Investment in systems development across the region was reflected in higher technology costs. In 2004 magnetic stripe cards and ATM cards were replaced by chip based cards in Malaysia. Elsewhere in Asia, progress was made in upgrading point-of-sale terminals and ATM’s to enhance fraud protection and prepare for the eventual pan-regional

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

implementation of chip cards. Other general expenses, including professional fees and communications costs, increased to support business expansion. Within the region HSBC expanded the scale and range of services offered by the Group Service Centres and additional staff were recruited to support increased workflow. As new business and cross-sales across the region grew HSBC increased investment in sales support.

     At US$117 million, the overall charge for bad and doubtful debts was 21 per cent lower than in 2003. There was a release of general provision in Malaysia which reflected the improvement in economic outlook, and higher releases and recoveries of specific provisions in several countries across the region. New specific provisions raised were 9 per cent higher than in 2003, notably in the Middle East, Indonesia and Australia, reflecting lending growth.

     Commercial Banking reported pre-tax profits, before goodwill amortisation, of US$496 million for 2004, 9 per cent ahead of 2003. A turnaround in provisions, from a credit of US$52 million to a charge of US$16 million, was more than offset by additional income arising from growth in international trade. Pre-provision profit before tax increased by US$81 million, or 21 per cent. The results also included, for the first time, a contribution of US$24 million from the group’s 19.9 per cent stake in Bank of Communications.

     Net interest income increased by 11 per cent, compared with 2003, reflecting growth in the Middle East, mainland China, Australia, New Zealand and Singapore. The Middle East benefited from the expansion of international trade, increased lending to infrastructure projects, which took off on the back of strong oil prices, and growth in current accounts. In mainland China, HSBC benefited from increased cross-referrals from Hong Kong, while a Taiwan team seconded to mainland China helped to capture substantial business from Taiwanese customers investing there.

     The expansion of trade business was also reflected in other operating income, which grew by 18 per cent to US$347 million. Growth was particularly strong in the Middle East, which also benefited from increased fees associated with higher lending, and in mainland China and Malaysia, where dealing profits from foreign currency transactions and trade services fees were both higher.

     Operating expenses, before amortisation of goodwill, were 6 per cent higher than last year. Additional relationship managers, business development and sales staff, credit analysts and support staff were recruited in the latter part of 2004 in order to benefit from anticipated business opportunities in 2005 arising from strong regional economies. The continued migration of back office work from Singapore, Australia, New Zealand and Taiwan to the Global Service Centres contributed to cost savings.

     Provisions for bad and doubtful debts were US$16 million, reversing a net release in 2003. New provisions increased in mainland China, largely on a single account and in the Middle East, reflecting growth in lending. There were lower net recoveries in Malaysia, while net recoveries and releases increased in Indonesia and Singapore.

     Corporate, Investment Banking and Markets reported pre-tax profit, before amortisation of goodwill, of US$940 million, an increase of 26 per cent compared with 2003.

     Net interest income of US$592 million grew by 7 per cent, in part reflecting strong Global Markets performance from increased treasury earnings in India and higher holdings of debt securities in China. Corporate and Institutional Banking benefited from a 55 per cent increase in customer advances in mainland China and a 58 per cent increase in the Middle East. These gains were partly offset by a decline in treasury interest income in Singapore as higher yielding assets matured, and a reduction in interest income in Japan from lower holdings of debt securities.

     Fees and commissions grew by 24 per cent to US$421 million including a 3 per cent increase resulting from Bank of Bermuda. Corporate and Institutional Banking fee income rose in India, Singapore, Taiwan and Japan, as client demand grew for more sophisticated capital markets and related risk management products. Performance in these countries was improved further as an expansion in business capabilities increased investment banking advisory revenues and boosted Global Transaction Banking volumes. In the Middle East, increases in private equity revenues and corporate finance and advisory fees reflected the expansion of the private equity business and an enhancement of HSBC’s advisory function. In Malaysia, higher fees were attributable to an increase in global custody and transactional fees and an improvement in debt origination and loan syndication activity. The realignment of Corporate and Institutional Banking business with Global Markets capabilities enabled debt finance advisory to double the number of bond and syndicated loan transactions, following effective marketing initiatives and the identification of capital market opportunities.

Back to Contents

     The custody and clearing business benefited from renewed capital inflows, generating higher fees in India, Taiwan and Korea, while improved revenues in institutional funds services reflected the expansion of HSBC’s capabilities into Indonesia, Korea, India and Saudi Arabia.

     Foreign exchange, derivatives and securities trading income streams were all supported by favourable market opportunities in the region. A 10 per cent increase in dealing income was driven by sales of tailored structured products in Singapore, in part reflecting cross-sales to HSBC’s personal, commercial and corporate customers. In India, higher foreign exchange gains resulted from successful positioning and growing corporate volumes, against a backdrop of an appreciating Indian rupee. The falling interest rate environment in Korea created proprietary trading and cross-currency arbitrage opportunities while interest rate volatility contributed to strong performance in Global Markets Malaysia. In the Middle East, generally volatile market conditions prompted a higher level of hedging activity and an improvement in the volume of customer transactions.

     Excluding the impact of Bank of Bermuda, operating expenses, excluding goodwill amortisation, increased by 8 per cent, driven primarily by higher performance-related incentives in the Middle East, Korea, Singapore and mainland China. In India, a 20 per cent rise in staff costs, reflecting higher incentives was more than offset by a reduction in restructuring costs compared with 2003. In Singapore, mainland China and the Middle East, an additional 68 people were recruited to upgrade their corporate and support teams, adding to staff costs.

     There was a higher net release for bad and doubtful debts reflecting the benign credit environment across the region, largely due to releases and recoveries in the chemical and property sectors.

     Private Banking reported a pre-tax profit, before goodwill amortisation, of US$59 million, an increase of 59 per cent compared with 2003, which reflected the expansion of Private Banking activities in the region, and strong growth in fee income and dealing profits in more positive market conditions. 16 per cent of the growth arose from the transfer of a trust business from Hong Kong during 2004.

     A 24 per cent increase in net interest income was primarily due to the deployment of liquidity into longer-dated assets, which benefited from the differential between long and short-term interest rates. Customer loans grew in Singapore and Japan, as clients leveraged their wealth to re-invest in higher yielding assets. Deposits grew by over US$1.2 billion in Singapore, as new clients deposited cash for investment.

     Funds under management grew by 18 per cent, with the introduction of new clients and products contributing to an inflow of US$0.5 billion in net new funds.

     Other operating income increased by 85 per cent, of which 30 per cent arose from the trust business transfer referred to above. Elsewhere, increased activity in the equity markets and the successful launch of new products boosted fees and commissions. Higher volumes of equity transactions, sales of unit trusts, and portfolio fees on higher funds under discretionary management were all reflected in the rise in fees and commissions income. Dealing income rose by 21 per cent, as a result of higher client transaction volumes in foreign exchange, options, and structured products.

     Operating expenses, excluding goodwill amortisation, increased by 55 per cent, of which 18 per cent was the trust business transfer referred to above. Higher staff costs reflected the recruitment of 32 additional front office staff in Singapore. Performance-related remuneration increased as a result of the strong growth in profitability, while marketing expenditure increased to support the brand at a time of strong wealth creation across Asia.

Year ended 31 December 2003 compared with year ended 31 December 2002

The rest of the Asia-Pacific economies experienced mixed fortunes in the first half of 2003 but performed better in the second half of the year on the back of strong exports (particularly to mainland China), strong commodity prices and improving domestic demand. Inflation and interest rates remained very low and many of the region’s central banks implemented programmes to limit currency appreciation against the US dollar.

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

     Other operating income grew by 20 per cent to US$314 million. The acquisition of Keppel Insurance, which was renamed HSBC Insurance (Singapore) Pte Ltd, contributed US$17 million to this increase during the year. HSBC continued to expand its wealth management initiatives and a number of structured deposit products were launched across the region. Wealth management income grew by 10 per cent, reflecting strong growth in unit trust sales and funds under management, particularly in Taiwan, Korea, Indonesia and India, while fee income from credit cards rose in a number of markets across the region. At 31 December 2003, the bank’s card base in Asia, outside Hong Kong, exceeded 3.7 million, 20 per cent higher than at the end of 2002. An enhanced credit card processing system was implemented in five countries in the region, applying state-of-the-art technology to risk and fraud management.

     Operating expenses, excluding goodwill amortisation, of US$804 million were 16 per cent higher than in 2002. This reflected increased costs to support business expansion and provisions for restructuring costs of US$34 million. The acquisition of HSBC Insurance (Singapore) Pte Ltd in the year accounted for US$6 million of the increase.

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

     Other operating income rose by 10 per cent to US$286 million. HSBC Bank Middle East reported a strong performance despite a subdued first quarter as a result of the war in Iraq. In addition, insurance income in Singapore increased as a result of the acquisition of Keppel Insurance, as detailed previously.

     Operating expenses increased by 3 per cent to US$324 million, mainly due to restructuring costs in India and Singapore and the impact of the acquisition in Singapore.

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

Back to Contents

     Operating expenses, before goodwill amortisation, of US$521 million, increased by 2 per cent, mainly due to restructuring costs in India and Singapore.

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

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation by customer group

	Year ended 31 December 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
Rest of Asia-Pacific (including	Services	Banking	Markets	Banking	Other	elimination	Total
the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	946	472	592	42	3	–	2,055
Dividend income	–	–	–	–	3	–	3
Net fees and commissions	300	266	421	41	29	–	1,057
Dealing profits	44	59	343	46	2	–	494
Other income	59	22	24	2	160	(72)	195
Other operating income	403	347	788	89	194	(72)	1,749

Operating income	1,349	819	1,380	131	197	(72)	3,804

Operating expenses excluding
goodwill amortisation[1]	(947)	(352)	(596)	(73)	(184)	72	(2,080)

Operating profit before
provisions[1]	402	467	784	58	13	–	1,724

Provisions for bad and doubtful
debts	(117)	(16)	32	1	–	–	(100)
Provisions for contingent liabilities
and commitments	–	(4)	17	–	(13)	–	–

Operating profit[1]	285	447	833	59	–	–	1,624

Share of operating profit in
associates[2]	64	49	100	–	23	–	236
Gains on disposal of investments
and tangible fixed assets	1	–	7	–	9	–	17

Profit on ordinary activities
before tax[3]	350	496	940	59	32	–	1,877

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]	1.8	2.6	4.8	0.3	0.2		9.7
Cost:income ratio[1]	70.2	43.0	43.2	55.7	93.4		54.7

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to
customers (net)	22,819	16,446	19,278	1,960	96		60,599
Total assets	25,468	18,847	66,433	4,547	5,209		120,504
Customer accounts	28,961	15,381	28,622	5,543	106		78,613
The following assets and liabilities
were also significant to Corporate,
Investment Banking and Markets:
Loans and advances to banks (net)			12,118
Debt securities, treasury bills and
other eligible bills			26,372
Deposits by banks			7,156

Goodwill amortisation excluded:
1 from (1) above	8	1	59	–	–		68
2 from (2) above	1	3	–	–	–		4
3 from (3) above	9	4	59	–	–		72
4 Third party only.

Back to Contents

	Year ended 31 December 2003

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
Rest of Asia-Pacific (including	Services	Banking	Markets	Banking	Other	elimination	Total
the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)	754	419	541	33	(7)	–	1,740

Dividend income	–	–	–	–	4	–	4
Net fees and commissions	239	220	324	10	12	–	805
Dealing profits	35	46	301	38	1	–	421
Other income[5]	40	20	16	–	102	(58)	120

Other operating income[5]	314	286	641	48	119	(58)	1,350

Operating income[5]	1,068	705	1,182	81	112	(58)	3,090

Operating expenses excluding
goodwill amortisation[1,5]	(804)	(324)	(521)	(47)	(103)	58	(1,741)

Operating profit before
provisions[1]	264	381	661	34	9	–	1,349

Provisions for bad and doubtful
debts	(145)	52	5	2	1	–	(85)
Provisions for contingent liabilities
and commitments	–	(1)	(1)	–	1	–	(1)
Amounts written off fixed asset
investments	–	–	(1)	–	(1)	–	(2)

Operating profit[1]	119	432	664	36	10	–	1,261

Share of operating profit in
associates[2]	39	17	65	–	28	–	149
Gains on disposal of investments
and tangible fixed assets	–	1	3	–	12	–	16

Profit on ordinary activities
before tax[3]	158	450	732	36	50	–	1,426

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]	1.1	3.1	5.1	0.2	0.4		9.9
Cost:income ratio[1]	75.3	46.0	44.1	58.0	92.0		56.3
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to
customers (net)	17,848	13,383	15,129	1,481	111		47,952
Total assets[5]	20,101	14,395	56,492	2,813	4,280		98,081
Customer accounts	26,592	13,006	22,146	3,693	4		65,441
The following assets and liabilities
were also significant to Corporate,
Investment Banking and Markets:
Loans and advances to banks (net)			10,452
Debt securities, treasury bills and
other eligible bills			23,279
Deposits by banks			6,405

Goodwill amortisation excluded:
1 from (1) above	5	1	28	–	1		35
2 from (2) above	–	–	–	–	–		–
3 from (3) above	5	1	28	–	1		35
4 Third party only.
5 Restated to include the activities of the Group Service Centres and Shared Services Organisations in ‘Other’ where these activities were formerly reported across customer groups.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation by customer group (continued)

	Year ended 31 December 2002

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
Rest of Asia-Pacific (including	Services	Banking	Markets	Banking	Other	elimination	Total
the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	633	417	561	35	(39)	–	1,607

Dividend income	–	–	–	–	3	–	3
Net fees and commissions	211	213	293	6	1	–	724
Dealing profits/(losses)	27	37	278	24	(2)	–	364
Other income[5]	16	5	17	–	83	(38)	83
Other operating income[5]	254	255	588	30	85	(38)	1,174

Operating income[5]	887	672	1,149	65	46	(38)	2,781

Operating expenses excluding
goodwill amortisation[1,5]	(668)	(305)	(477)	(37)	(79)	38	(1,528)

Operating profit/(loss) before
provisions[1]	219	367	672	28	(33)	–	1,253

Provisions for bad and doubtful
debts	(104)	31	(18)	(3)	5	–	(89)
Provisions for contingent liabilities
and commitments	–	5	13	–	–	–	18
Amounts written off fixed asset
investments	–	–	(2)	–	–	–	(2)

Operating profit/(loss)[1]	115	403	665	25	(28)	–	1,180

Share of operating profit in
associates[2]	13	18	42	–	40	–	113
Gains/(losses) on disposal of
investments and tangible fixed
assets	(1)	2	(1)	–	–	–	–

Profit on ordinary activities
before tax[3]	127	423	706	25	12	–	1,293

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]	1.2	4.1	6.7	0.2	0.1		12.3
Cost:income ratio[1]	75.3	45.4	41.5	56.9	171.7		54.9
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to
customers (net)	11,812	10,795	12,963	1,392	116		37,078
Total assets[5]	13,453	11,619	46,378	2,336	2,849		76,635
Customer accounts	22,613	11,600	16,506	3,413	40		54,172
The following assets and liabilities
were also significant to Corporate,
Investment Banking and Markets:
Loans and advances to banks (net)			9,249
Debt securities, treasury bills and
other eligible bills			19,094
Deposits by banks			4,830

Goodwill amortisation excluded:
1 from (1) above	1	3	29	–	–		33
2 from (2) above	–	–	–	–	–		–
3 from (3) above	1	3	29	–	–		33
4 Third party only.
5 Restated to include the activities of the Group Service Centres and Shared Services Organisations in ‘Other’ where these activities were formerly reported across customer groups.

Back to Contents

North America

Profit/(loss) before tax excluding goodwill amortisation

	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m

Personal Financial Services	1,164	870	605
USA	523	446	519
Canada	54	66	59
Mexico	552	345	23
Other	35	13	4

Consumer Finance[2]	3,576	2,068	–
USA	3,479	2,002	–
Canada	97	66	–

Total Personal Financial Services	4,740	2,938	605
USA	4,002	2,448	519
Canada	151	132	59
Mexico	552	345	23
Other	35	13	4

Commercial Banking	845	595	435
USA	414	292	281
Canada	238	162	162
Mexico	140	121	9
Other	53	20	(17)

Corporate, Investment Banking and Markets	750	837	494
USA	512	651	447
Canada	135	121	47
Mexico	85	66	3
Other	18	(1)	(3)

Private Banking	66	63	57
USA	63	63	53
Other	3	–	4

Other	(221)	(176)	(207)
USA	(229)	(193)	(209)
Canada	–	–	(1)
Other	8	17	3

Total[1]	6,180	4,257	1,384
USA	4,762	3,261	1,091
Canada	524	415	267
Mexico	777	532	35
Other	117	49	(9)

1 Goodwill amortisation excluded:
– arising on subsidiaries	761	643	146
– arising on associates and joint ventures	–	1	–
– total	761	644	146

2	Comprises HSBC Finance Corporation’s consumer finance business and the US residential mortgages and credit card receivables acquired by HSBC Bank USA from HSBC Finance Corporation and its correspondents since December 2003

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit before tax

		Year ended 31 December

		2004	2003	2002
North America		US$m	US$m	US$m

Net interest income		14,913	11,777	2,732

Dividend income		32	34	24
Net fees and commissions		3,535	2,676	984
Dealing profits		439	340	161
Other income		1,158	932	333

Other operating income		5,164	3,982	1,502

Total operating income		20,077	15,759	4,234

Staff costs		(4,730)	(3,723)	(1,537)
Premises and equipment		(878)	(745)	(356)
Other		(2,961)	(2,241)	(651)
Depreciation and intangible asset amortisation		(318)	(238)	(131)

		(8,887)	(6,947)	(2,675)
Goodwill amortisation		(761)	(643)	(146)

Operating expenses		(9,648)	(7,590)	(2,821)

Operating profit before provisions		10,429	8,169	1,413

Provisions for bad and doubtful debts		(5,186)	(4,676)	(300)
Provisions for contingent liabilities and commitments		(42)	3	3
Amounts written off fixed asset investments		–	(9)	(9)

Operating profit		5,201	3,487	1,107

Share of operating profit/(loss) in joint ventures		–	11	(2)
Share of operating profit/(loss) in associates		(8)	6	8
Gains on disposal of investments and tangible fixed assets		226	109	125

Profit on ordinary activities before tax		5,419	3,613	1,238

		%	%	%
Share of HSBC’s pre-tax profits (excluding goodwill amortisation)		31.8	29.6	13.2
Share of HSBC’s pre-tax profits		30.8	28.2	12.8
Cost:income ratio (excluding goodwill amortisation)		44.3	44.1	63.2

Period-end staff numbers (full-time equivalent)		69,781	65,021	34,207

		US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)		249,251	191,450	77,589
Loans and advances to banks (net)		24,176	11,884	10,391
Debt securities, treasury bills and other eligible bills		54,871	49,168	39,270
Total assets		370,477	289,800	142,032
Deposits by banks		15,284	10,354	9,972
Customer accounts		132,900	93,996	90,137

1	Third party only.

Year ended 31 December 2004 compared with year ended 31 December 2003

The expansion of the US economy was robust in early 2004, with GDP growth of 4.5 per cent in the first quarter. The labour market improved significantly in the spring, with nearly 1 million jobs added between March and May, though in the second half of the year, output growth moderated and payroll gains slowed. This was partly due to substantially higher energy prices, which also contributed to an increase in inflation in the first half of 2004. However, by the end of the year the Federal Reserve’s favoured inflation measure, the PCE (personal consumption expenditure) deflator, was well contained at about 1.5 per cent. The Federal Reserve raised its Fed Funds rate from 1 per cent to 2.25 per cent between June and December. After reaching a peak of 4.87 per cent in June, 10-year bond yields declined through most of the third quarter and drifted only slightly higher in the fourth, ending the year at just 4.2 per cent. Equity markets were lacklustre for most of the year prior to a rally in November and December, by the end of which the

Back to Contents

S&P500 was up about 9 per cent from the beginning of the year. Over approximately the same period, the value of the US dollar fell, reaching US$1.36 to the euro by the end of December.

     In Canada, annualised GDP growth slowed to 2.7 per cent in the first quarter of 2004 from 3.3 per cent in the final quarter of 2003, largely because of a fall in stockbuilding. Consumer spending and investment growth began the year strongly. However, the Bank of Canada (‘BoC’) cut interest rates three times in the first half of 2004 in response to low inflation and currency appreciation. With the global economy recovering and Canadian GDP growth having rebounded to 3.9 per cent in the second quarter, the BoC started to reverse its policy, raising rates by 25 basis points in both September and October. Growth remained robust in the second half of the year with consumer spending accelerating. Import growth was significant, partly reflecting a very large build-up of inventory in the third quarter, much of it related to the auto sector. Although inflation picked up a little, the BoC kept rates on hold in November and December, because of concerns about the impact of a stronger Canadian dollar. This left the overnight rate at 2.5 per cent, still below the rate at which it started the year.

     Mexico’s macro-economic fundamentals remained strong in 2004, with year-on-year GDP growth of 4.4 per cent in line with that of the US. At year-end, the fiscal accounts were showing relatively low deficits helped by the windfall of high oil prices. Driven by oil receipts and an unprecedented level of workers´ remittances, the current account deficit shrank to a figure below the level of reinvested earnings from existing foreign direct investment. Inflation increased from 4.0 per cent at the end of 2003 to 5.2 per cent in 2004, as a result of increases in external energy and food prices, but remained manageable. HSBC anticipates that inflation will be reduced in 2005 due to a restrictive monetary policy, and that moderate to strong GDP growth will continue with a mildly appreciating currency.

     On 1 July 2004, HSBC Bank USA, Inc. consolidated its banking operations under a single national charter, following approval from the Office of Comptroller of Currency. This enabled the newly formed HSBC Bank USA to serve its customers more efficiently and effectively across the US and provide an expanded range of products. It also put HSBC Bank USA on the same footing as other major US banks.

     HSBC’s operations in North America reported a pre-tax profit of US$5,419 million, compared with US$3,613 million in 2003. Excluding goodwill amortisation, pre-tax profit was US$6,180 million, compared with US$4,257 million in 2003, and represented 32 per cent of HSBC’s total pre-tax profit on this basis.

     Within these figures HSBC Finance reported a pre-tax profit, before goodwill amortisation, of US$3,576 million in 2004, an increase of US$1,524 million, of which US$1,084 million was an additional quarter’s contribution. Profit was 21 per cent higher than for the comparable period in the prior year.

     Bank of Bermuda, acquired in February 2004, contributed US$73 million to pre-tax profit, before goodwill amortisation, in the North American segment.

     At constant exchange rates, and on an underlying basis, HSBC’s pre-tax profit, before goodwill amortisation, was 17 per cent higher than in 2003.

     The detailed customer group commentary that follows is based on constant exchange rates.

     Excluding Consumer Finance, Personal Financial Services generated a pre-tax profit, before goodwill amortisation, of US$1,164 million, 35 per cent higher than in 2003. Approximately 22 per cent of this growth arose from the acquisition of Bank of Bermuda and certain insurance interests in Mexico.

     Growth in net interest income was 19 per cent. This was driven mainly by a 34 per cent increase in Mexico, where growth in low cost deposits and consumer loans, and higher interest income from the insurance business, contributed to the rise. Acquisitions in Mexico accounted for 17 per cent of the overall improvement. HSBC attracted 359,000 net new deposit customers in Mexico during the year, and this contributed to the US$1.6 billion rise in average deposit balances. Despite an increasingly competitive marketplace, market share in deposits rose to 14.4 per cent, driven by the bank’s extensive branch and ATM network. Consumer loan growth was robust in the second half of the year, particularly in pre-approved payroll loans offered through the ATM network, and residential mortgages.

     Net interest income in the US grew by 10 per cent, reflecting a US$10.9 billion, or 58 per cent, increase in average residential mortgage balances and the widening of spreads on savings and deposits, as interest rates rose. Sales of residential mortgages remained strong following an expansion of the sales force and the development of the correspondent network, competitive pricing and increased marketing. In 2004, customers generally favoured variable rate products over fixed. Several new

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

products, including a range of adjustable rate mortgages, were launched during the year contributing to an overall increase in gross new lending of 3 per cent to US$32.6 billion. The income benefit of this growth, however, was partly offset by pressure on spreads. Competitive pricing in a contracting market forced a general downward trend in mortgage yields in 2004 compared with the levels seen in 2003.

     Other operating income rose by US$164 million or 20 per cent to US$979 million, of which US$82 million came from acquisitions. Growth was largely attributable to the strong performance in Mexico, where expansion of the pension funds business, acquired in the last quarter of 2003, complemented higher fee income from credit cards, deposit-related services and international remittances. Sales of pension and bancassurance products grew strongly, attracting some 270,000 new customers, following an expansion of the sales force. An enhanced customer relationship management system and the employment of WHIRL helped the number of credit cards in circulation in Mexico to rise by 29 per cent to 568,000. Fee income from credit cards rose by 20 per cent compared with 2003. Operations in Canada benefited from a rise in retail broking volumes, as market activity revived. In the US, a revised fee structure and improved collection processes produced a 9 per cent increase in fee income from cards and deposit-related services.

     The US mortgage banking business contributed a pre-tax profit of US$270 million, in line with 2003, despite a fall in other operating income. Lower origination and sales-related income in the secondary market was only partly offset by a reduction in net servicing expenses. There was a net loss of US$4 million from sale of mortgage loans in 2004 compared with a net gain of US$117 million in 2003. This was mainly driven by lower gains on sales of mortgages, as narrower spreads combined with a fall in the volume of loans originated for sale. As interest rates increased in 2004 from the historically low levels experienced in 2003, prepayments of residential mortgages, mostly in the form of loan refinancing, reduced significantly and residential mortgages originated for sale declined by 64 per cent compared with 2003, despite an overall increase in mortgage lending. Loan refinancing activity represented 50 per cent of the total loan originations, compared with 74 per cent in 2003. Pricing also fell from the unusually high levels seen in 2003 and, as a result, HSBC earned lower returns on loans sold.

     The net cost of servicing mortgages fell, improved primarily as a result of lower amortisation expenses on mortgage servicing rights (‘MSR’) and increased income associated with the derivatives used to offset the changes in the economic value of the MSRs. The reduction in amortisation expenses was also partly affected by lower MSR balances in 2004. The cost reduction was partly offset by higher temporary impairment reserves.

     Operating expenses, excluding goodwill amortisation, were 16 per cent higher than in 2003. This was due mainly to a 15 per cent increase in costs in Mexico, where the expansion of the pension funds business and the inclusion of the insurance business acquired in the last quarter of 2003 contributed to generally higher salaries and performance-related bonuses. Staff numbers increased in the Mexican branch network to support growth in business volumes, improve customer service, and support the rollout of HSBC Premier. The introduction of the WHIRL credit card system in Mexico and the US, at a cost of US$23 million, was completed by the end of October. In the US, expansion in the mortgage sales force and higher performance-related bonuses led to higher staff costs, while the launch of advertising campaigns for mortgages and deposits added to marketing costs. Additional staff were recruited in the branch network to support business expansion and to improve customer service. Costs in Canada increased by 4 per cent, principally due to higher performance-related staff costs in the brokerage business and restructuring expenses arising from the integration of Intesa Bank Canada, acquired in May.

     The net bad debts charge fell by 29 per cent to US$99 million. Recoveries of amounts previously written-off in Mexico more than offset the US$11 million increase in new specific provisions in the US, predominantly for the credit cards portfolio within HSBC Bank USA. There was also a US$28 million release of general provisions in Mexico following a review of historical loss experience, reflecting a general improvement in the credit quality of consumer loan portfolios, and the improved market environment.

     Consumer Finance contributed a pre-tax profit, before goodwill amortisation, of US$3,576 million in 2004, an increase of US$1,508 million of which US$1,097 million was an additional quarter’s contribution. On an underlying basis, pre-tax profit, before goodwill amortisation, grew by 20 per cent to US$2,479 million.

     The integration of HSBC Finance Corporation into HSBC continued to deliver funding benefits in line with those anticipated. Since December 2003, HSBC Finance Corporation has sold US$3.7 billion

Back to Contents

of residential mortgages and US$15.6 billion of its domestic private label assets to HSBC Bank USA, the latter in December 2004. Under various service level agreements, HSBC Finance Corporation will continue to maintain the related customer account relationships for the assets transferred. By the end of 2004, HSBC had provided a total of US$35.6 billion in direct and client funding to HSBC Finance Corporation, and cash savings realised in 2004 were in excess of US$400 million.

     Following receipt of regulatory approval for the sale of the private label portfolio, and prior to the sale, HSBC Finance Corporation adopted charge-off and account management policies in accordance with the Uniform Retail Credit Classification and Account Management Policy issued by the Federal Financial Institutions Examination Council (‘FFIEC policies’), for its domestic private label, MasterCard and Visa credit card portfolios. The main effect of this was on the private label credit card portfolio, where the FFIEC policies resulted in accounts being charged-off earlier. Certain pools of accounts were already following FFIEC policies, and so their adoption improved conformity across all relevant portfolios. The FFIEC account management practices change the delinquency and roll rates applicable to these portfolios, and resulted in a one-off charge to pre-tax profit, before goodwill amortisation, of US$154 million, which is expected to be offset by future funding benefits in the region of US$47 million per annum.

     Net interest income of US$10,541 million was US$2,690 million higher than in 2003, although on an underlying basis adjusting for the additional quarter in 2004, it was only marginally higher. Average customer loan balances increased by 11 per cent to US$120.6 billion. Lower funding costs gave HSBC Finance Corporation the opportunity to expand its prime and near-prime customer base, particularly in the mortgage business. Average mortgage balances grew by 23 per cent to US$54.1 billion. Some US$3.9 billion of gross new lending balances were originated from a single correspondent relationship, while balances of US$1.6 billion were originated following the launch in 2003 of the ‘Secured Plus’ mortgage product.

     Organic growth of 16 per cent to US$9.6 billion in vehicle finance loans was primarily achieved through a network of 5,200 motor dealers, extensive alliance relationships and direct sales channels.

     Loans in the MasterCard and Visa credit card portfolios grew by 3 per cent to US$18 billion, driven largely by growth in the sub-prime portfolio. Spreads widened reflecting the change in product mix towards the sub-prime market. The private label business also achieved growth in average loan balances, 5 per cent higher than in 2003, through new and existing merchant agreements.

     The benefit of strong growth in loan balances was reduced significantly by lower yields. A greater than normal run-off of older, higher-yielding loans, product expansion into near-prime customer segments, and competitive pricing pressures from excess capacity, particularly in the mortgage market, contributed to an overall decline in loan yields. The decline was only partly offset by increased pricing of variable-rate products in line with interest rate movements, and continued growth in sub-prime credit cards. Also, the adoption of the FFIEC policies reduced net interest income by US$57 million.

     Other operating income rose by US$895 million, or 52 per cent, to US$2,602 million, largely reflecting the additional quarter’s income. On an underlying basis, and excluding the effect of adopting the FFIEC policies, the increase was 10 per cent, predominantly reflecting strong growth in fee income from credit cards, and increased revenue from sales of value added products.

     Operating expenses, excluding goodwill amortisation, of US$4,470 million were 44 per cent higher than in 2003. On an underlying basis, operating expenses, excluding goodwill amortisation, increased by 10 per cent to US$3,422 million due mainly to increased staff costs and higher IT and marketing expenditure. Additional staff were recruited in the branch network and in the mortgage services business to support growth in volumes and to improve customer service. Increased business volumes also led to higher performance-related bonuses and higher IT costs. Marketing costs increased, largely due to changes in contractual obligations associated with the General Motors co-branded credit card portfolio, but were partly offset by lower account origination costs. Marketing expenses were also incurred in support of income growth initiatives in the sub-prime market. In September 2004, HSBC rebranded a number of its Consumer Finance businesses at a cost of US$8 million.

     The charge for bad and doubtful debts rose by 17 per cent to US$5,136 million. On an underlying basis and excluding the effect of adopting the FFIEC policies, the charge fell by 12 per cent. This reflected a marked improvement in credit quality, driven by the economic upturn, improved origination, growth in the proportion of secured lending, improved

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

collections, and the move into prime and near-prime markets. Improvements in delinquency were seen across most products and in a number of key indicators, including early stage delinquency, charge-offs and year-on-year bankruptcy filings. The rate of improvement declined in the second half of the year reflecting seasonality, a slowdown in employment growth and rising energy prices.

     Commercial Banking reported pre-tax profits, before amortisation of goodwill, of US$845 million for 2004, an improvement of 41 per cent over 2003.

     Net interest income increased by 8 per cent, of which 3 per cent was attributable to the acquisition of Bank of Bermuda. Adjusting for the loss of net interest income following the disposal of the US equipment-leasing portfolio last year, underlying growth was 7 per cent.

     In the US, the recruitment of 50 additional relationship managers, focusing on the SME market, contributed to a 12 per cent rise in lending balances and a 17 per cent increase in commercial deposits. Improved economic conditions and stronger consumer confidence also led to increased demand for credit, but spreads suffered in the competitive marketplace. Commercial real estate lending increased by 11 per cent, largely as a result of expansion into the US West Coast and Miami.

     In Canada, net interest income increased by 16 per cent. Growth in lending reflected stronger demand for credit in the low interest rate environment, improved market conditions and additional income following the integration of Intesa Bank. In Mexico, competitors displaying a greater appetite for risk enabled HSBC to selectively reduce loan balances. This, together with the effect of lower interest rates on deposit spreads and a restructuring of prices, which emphasised fees at the expense of margin, led to an 11 per cent reduction in Mexican net interest income.

     Other operating income was US$13 million or 3 per cent higher than in 2003. Excluding the disposal of the US factoring and equipment leasing businesses, which in 2003 contributed other operating income of US$109 million, the underlying growth was 25 per cent. The impact of acquisitions during 2004 was not material.

     In Mexico, fees and commissions grew by US$10 million or 11 per cent. Fees earned from payments and cash management and electronic banking both increased. The Mexican authorities changed the tax regulations to require all companies to make tax payments via electronic banking channels from January 2004. HSBC seized the opportunities presented by this change to increase both the number of clients using electronic banking, and the number of transactions and income per client. Earnings from new trade services products and increased loan fees (from the price restructuring) also contributed.

     Operating expenses declined by 6 per cent compared with 2003 as a result of the disposal of the factoring and equipment leasing businesses in the US. Adjusting for this, there was a 3 per cent rise in expenses reflecting additional costs from the restructuring and integration of Intesa Bank, the inclusion of Bank of Bermuda, and the effect of increased transaction volumes and business flows between Mexico and the US.

     The charge for bad and doubtful debts fell by 90 per cent to US$13 million, reflecting an improved economic environment and falling corporate default rates. In 2003, the charge included US$33 million in the US factoring and leasing businesses which were sold during that year.

     Corporate, Investment Banking and Markets reported pre-tax profit, before amortisation of goodwill, of US$750 million, 11 per cent lower than in 2003.

     Net interest income was 11 per cent lower than in 2003, notwithstanding the first contribution from Bank of Bermuda, which added US$31 million, or 4 per cent to the total. In part this reflected the cost of funding trading strategies where the offsetting income arises within dealing revenues. The return on investments held for liquidity fell and the yield on loans dropped as re-financing reached record levels following the reductions in interest rates in the latter part of 2003 and early 2004. The lower interest rates resulted in large early redemptions of mortgage-backed securities. Reinvestment opportunities, however, failed to match the yields given up on these redemptions. In Canada, a combination of interest rate cuts in the early part of 2004 and lower corporate loan balances reduced net interest income. However, in Mexico, investment portfolios profited from having locked into higher long-term interest rate str uctures.

     Other operating income improved by 15 per cent, of which 7 per cent was attributable to Bank of Bermuda, which improved its market share in funds administration following its acquisition. A 23 per cent increase in fees and commissions in the US was driven by increased underwriting fees from debt issues and syndication, coupled with higher deal execution revenues. Increased revenues from customers reflected improved client coverage. The growing use of electronic trading by clients resulted

Back to Contents

in increased commissions from futures transactions, while structured finance and HSBC Amanah benefited from higher transaction fees and new deals. In Global Transaction Banking, higher payment and cash management revenues reflected an increase in volumes. Dealing profits benefited from a reduced level of losses in respect of mortgage hedging activities transacted on behalf of other HSBC customer groups. These transactions resulted in an offsetting reduction in other income. Although credit spread volatility was relatively low, movements in individual corporate spreads, primarily in the industrials sector, adversely affected corporate bond trading revenues. Global Markets continued to benefit from the previous year’s expansion of derivatives capabilities and higher profits from improved marketing and delivery of structured solutions. Proprietary trading revenues increased, mainly through profits on long futures positions and foreign exchang e gains which arose from successful positioning against the weakening US dollar. Foreign exchange also benefited from a higher volume of customer transactions.

     In Mexico, earnings from debt trading fell as interest rates rose during the year, while in Canada, higher fees from securities sales and corporate finance reflected improved market sentiment in local equity markets. Foreign exchange income in Canada grew by 10 per cent in response to the continued volatility of the Canadian and US dollars.

     Operating expenses, before goodwill amortisation, of US$1,014 million rose by 31 per cent, of which 12 per cent related to costs in Bank of Bermuda. In New York, the significant expansion of the Corporate Investment Banking and Markets’ business resulted in an increase of some 300 in headcount and a corresponding rise in salary costs. Incentive compensation also rose, largely due to the costs of recruiting and retaining the high quality staff needed to deliver the business strategy. Key hires within the expanded complement included the establishment of a mergers and acquisitions and advisory group, and product teams to develop asset-backed and mortgage-backed securitisation and trading. Non-staff costs grew correspondingly and included investment in technology to support the new business streams and the related control environment.

     A net release of provisions for bad and doubtful debts reflected a significant improvement in credit quality as corporate restructuring and refinancing was facilitated by the better economic conditions. This resulted in releases and recoveries across a number of sectors.

     Private Banking contributed a pre-tax profit, before goodwill amortisation, of US$66 million, an increase of 6 per cent on the result achieved in 2003. Good progress was made in the integration of Bank of Bermuda’s Private Client Services business, which added an onshore banking capability in Bermuda, and complementary offshore and trust products and services to HSBC’s North American operations. In aggregate, Bank of Bermuda’s North American Private Banking operations added US$2 million to pre-tax profits, before goodwill amortisation, in 2004.

     Net interest income increased by 37 per cent, due largely to balance sheet growth. Strong growth in customer loans, which were 50 per cent higher than in 2003, reflected the success of the insurance premium financing business, an expanded customer base, and growth in secured borrowing by clients to invest in higher-yielding assets or funds. The larger customer base resulted from an expansion of Private Banking’s geographical presence, and cross-referrals generated through the alignment of Private Banking’s operations with other customer groups. This contributed to an increase in average customer deposits.

     Other operating income was 4 per cent below that achieved in 2003 but was 23 per cent lower excluding the Bank of Bermuda. The fall in other operating income was mainly driven by client anticipation of interest rate rises, which reduced demand for interest-rate-linked structured products, and sales of fixed interest bonds. WTAS increased revenue despite subdued demand for tax planning services. As a consequence of restrictions placed on the personal tax practices in the major accounting firms engaged in providing audit services, WTAS increased both its customer base and the number of fee-generating staff. Cross-referrals also grew.

     Operating expenses, before goodwill amortisation and excluding Bank of Bermuda, were broadly flat compared with 2003. Savings were generated from the continuing alignment of international and domestic client servicing units and from operational efficiencies in WTAS.

     The gain on disposal of investments and tangible fixed assets reflected the sale of seed capital holdings.

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

     Canada’s central bank was the first of the G7 countries to embark on a policy of raising interest rates in 2003. In response to inflationary pressures in the early part of the year, overnight lending rates were raised on two occasions, by a total of 50 basis points. However, with the Canadian dollar strengthening against the US dollar, inflation worries easing, and concerns about subdued GDP growth, the Central Bank reversed the earlier interest rate rises to take the overnight rate back down to 2.75 per cent in September. Many of the reasons for the disappointing growth were temporary, such as SARS, BSE, forest fires and the Ontario power blackout, and their immediate impact abated. Consumer spending growth remained robust all year, but the ongoing impact of the strong Canadian dollar appeared set to continue, restraining export growth.

     The Mexican economy continued to lag behind the US recovery, largely because, apart from technology, the US manufacturing sector remained subdued. However, the impact of stronger US growth is expected to benefit Mexico in the near term, boosting exports and growth. Meanwhile, political conflicts delayed the passage of critical reform legislation, threatening approval of the 2004 budget. This notwithstanding, a solid macroeconomic foundation had been established and was expected to be maintained.

     On 28 March 2003, HSBC completed its acquisition of HSBC Finance Corporation for a consideration of US$14.8 billion, expanding significantly its existing North American business. The addition of HSBC Finance Corporation’s substantial consumer lending portfolio increased the proportion of HSBC’s assets in North America from 19 per cent to 28 per cent of the total Group.

     The results of HSBC Finance Corporation’s consumer finance business for the period from 29 March to 31 December 2003 are tabulated separately under Consumer Finance in order to highlight their significance to HSBC’s overall performance in North America. HSBC’s results at the pre-tax level and before amortising goodwill also benefited from a US$534 million contribution from HSBC Mexico in its first full year. The integration of both HSBC Finance Corporation and HSBC Mexico progressed well, with synergy benefits and business opportunities generally meeting or exceeding expectations.

     The following discussion of HSBC’s North American performance highlights the impact of the additions of HSBC Finance Corporation and HSBC Mexico. The phrase ‘on an underlying basis’ is used to describe performance excluding these acquisitions.

     HSBC’s operations in North America contributed US$3,613 million to HSBC’s profit before tax, an increase of US$2,375 million, compared with 2002. Excluding goodwill amortisation, pre-tax profit was US$4,257 million, compared with US$1,384 million in 2002, which was equivalent to 30 per cent of HSBC’s total pre-tax profit on this basis. On an underlying basis, HSBC’s pre-tax profit, before goodwill amortisation, of US$1,672 million was US$320 million, or 24 per cent, higher than in 2002. Goodwill amortisation was US$644 million in 2003, compared with US$146 million last year, predominantly reflecting the acquisition of HSBC Finance Corporation and, to a lesser extent, HSBC Mexico.

     The commentaries that follow are based on constant exchange rates.

     Personal Financial Services, excluding Consumer Finance, generated pre-tax profit, before goodwill amortisation, of US$870 million in 2003, 40 per cent higher than last year. HSBC Mexico contributed US$350 million to pre-tax profit for the year. On an underlying basis, pre-tax profit, before goodwill amortisation, was 13 per cent lower than in 2002 mainly due to lower earnings from mortgage servicing and higher staff costs.

Back to Contents

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

     On an underlying basis, other operating income fell by 23 per cent. This was primarily caused by a fall in mortgage banking-related income in the US. Total servicing-related income decreased by US$210 million compared with 2002. This decrease was driven by accelerated amortisation and large write-downs of mortgage servicing rights (‘MSRs’) as many customers refinanced mortgages in order to take advantage of the low interest rate environment. MSR income also declined as a result of significant losses on derivative instruments used to protect the economic value of MSRs.

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

     On an underlying basis, operating expenses, excluding goodwill amortisation, increased by 7 per cent. Pension costs rose due to falls in the long-term rates of return on assets, and higher profitability drove increased staff incentive payments. Following the integration with HSBC Finance Corporation, long-term restructuring programmes, including the rationalisation of staff functions, were initiated, adding US$20 million of costs in the year.

Operations in Mexico contributed US$67 million to the overall net charge for bad and doubtful debts of US$142 million. On an underlying basis, credit provisions in Personal Financial Services were broadly in line with the prior year, a good performance in view of strong growth in personal lending. Overall credit quality improved, reflecting the improved economic environment.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

      Consumer Finance contributed US$2,068 million to pre-tax profit, before goodwill amortisation, in the nine months since HSBC Finance Corporation became a member of HSBC. The integration of HSBC Finance Corporation into HSBC delivered anticipated benefits in improved funding costs, and technology and administrative cost savings. Significant progress has been made in exporting HSBC Finance Corporation’s core skills, particularly in the areas of credit risk management, sales-focused organisation and customer-centred technology, to other parts of the Group. Further synergies are planned in card processing, IT contingency rationalisation, purchasing, call-centre operations and the shared use of HSBC’s Group Service Centres. HSBC Finance Corporation’s business model is being taken to selected markets overseas and established alongside existing HSBC operations to meet the growing global demand for consumer finance.

     Net interest margin benefited by US$531 million from purchase accounting adjustments relating to the acquisition of HSBC Finance Corporation in the nine months in which HSBC Finance Corporation was part of the HSBC Group. This comprised of a US$946 million benefit in respect of debt funding, offset by the amortisation of purchase accounting adjustments relating to loans and advances to customers totalling US$415 million. Purchase accounting adjustments restated the book value of debt to fair value at that date and, therefore, reflected the improvement in spread already in the market as well as falling interest rates. They are being amortised in line with the residual maturity of the debt. Assuming credit spreads remain consistent, savings on future debt issues will replace the fair value adjustments relating to credit spreads. Since acquisition, HSBC Finance Corporation’s funding costs on new issues have, in fact , fallen as the credit spreads sought by the market decreased, reflecting the improvement in HSBC Finance Corporation’s credit rating on joining the HSBC Group. During 2003, net interest income benefited by US$124 million as a result of such savings.

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

     The charge for bad and doubtful debts in 2003 reflected growth in receivables, increases in personal bankruptcy filings and the weak US economy. However, in the second half of the year credit quality stabilised and improvement was seen in a number of key indicators, including early stage delinquency, charge-offs, bankruptcy filings and collection activities. The improvement reflected resumed domestic economic growth which is forecast to continue into 2004.

     Commercial Banking in North America reported pre-tax profit, before goodwill amortisation, of US$595 million, an increase of 32 per cent, compared with 2002. On an underlying basis, HSBC generated pre-tax profit, before goodwill amortisation, of US$498 million, 12 per cent higher than last year.

     Net interest income on an underlying basis was marginally lower than 2002. In Canada, income growth was generated from increased balances on loans and deposits. There were increases in commercial real estate lending where growth in market share was concentrated primarily in New York. Service delivered to SMEs was enhanced as part of the strategy to focus on that market. Notably, the credit application process was re-engineered to make it easier for customers and the number of relationship managers doubled. As a result, lending to SMEs increased by 17 per cent. Net interest income further benefited from steady growth in deposit balances and lower funding costs. Offsetting this was the impact of business disposals as HSBC disposed of its equipment leasing portfolio in the first half of 2003 following a re-evaluation of its core businesses.

     On an underlying basis, other operating income rose by 20 per cent, reflecting income on the sale of the factoring business and increases in fees related to commercial real estate lending, deposit taking and trade.

     The inclusion of HSBC Finance Corporation’s commercial portfolio reduced other operating income by US$17 million. These losses were more than offset by tax credits, resulting in an overall benefit to post tax profits of US$40 million.

Back to Contents

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

     Underlying operating expenses, before goodwill amortisation, of US$706 million, increased by 9 per cent. Investment in the core business added to the expenditure but was partly funded by lower costs in the securities trading and debt capital markets business, elements of which were wound down.

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

Back to Contents

Profit/(loss) excluding goodwill amortisation by customer group

		Year ended 31 December 2004

				Total		Corporate,
		Personal		Personal		Investment			Inter-
		Financial	Consumer	Financial	Commercial	Banking &	Private		segment
		Services	Finance [4]	Services	Banking	Markets	Banking	Other	elimination	Total
North America		US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest
income/(expense)		2,498	10,541	13,039	1,146	664	166	(102)	–	14,913
Dividend income		4	9	13	–	19	–	–	–	32
Net fees and commissions		829	1,828	2,657	302	492	176	(92)	–	3,535
Dealing profits		54	–	54	15	364	6	–	–	439
Other income		92	765	857	159	82	4	1,067	(1,011)	1,158
Other operating income		979	2,602	3,581	476	957	186	975	(1,011)	5,164

Operating income		3,477	13,143	16,620	1,622	1,621	352	873	(1,011)	20,077

Operating expenses
excluding goodwill
amortisation[1]		(2,270)	(4,470)	(6,740)	(749)	(1,014)	(294)	(1,101)	1,011	(8,887)

Operating profit/(loss)
before provisions[1]		1,207	8,673	9,880	873	607	58	(228)	–	11,190

Provisions for bad and
doubtful debts		(99)	(5,136)	(5,235)	(13)	60	2	–	–	(5,186)
Provisions for contingent
liabilities and
commitments		(13)	–	(13)	(20)	(8)	–	(1)	–	(42)

Operating profit/(loss)[1]		1,095	3,537	4,632	840	659	60	(229)	–	5,962

Share of operating
profit/(loss)
in associates[2]		–	–	–	–	(16)	–	8	–	(8)
Gains on disposal of
investments and tangible
fixed assets		69	39	108	5	107	6	–	–	226

Profit/(loss) on ordinary
activities before tax[3]		1,164	3,576	4,740	845	750	66	(221)	–	6,180

		%	%	%	%	%	%	%		%
Share of HSBC’s pre-tax
profits[3]		6.0	18.4	24.4	4.3	3.9	0.3	(1.1)		31.8
Cost:income ratio[1]		65.3	34.0	40.6	46.2	62.6	83.5	126.1		44.3

		US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet
data[5]
Loans and advances to
customers (net)		65,850	126,543	192,393	26,844	26,142	3,871	1		249,251
Total assets		77,054	150,633	227,687	31,426	106,785	4,548	31		370,477
Customer accounts		50,659	506	51,165	27,167	46,745	7,822	1		132,900
The following assets and
liabilities were also
significant to the customer
groups noted:
Loans and advances to
banks (net)						23,814
Debt securities, treasury
bills and other eligible
bills						45,688
Deposits by banks						14,887
Debt securities in issue			113,729

Goodwill amortisation excluded:
1	from (1) above	125	475	600	79	57	25	–		761
2	from (2) above	–	–	–	–	–	–	–		–
3	from (3) above	125	475	600	79	57	25	–		761
4	Comprises HSBC Finance Corporation’s consumer finance business and the US residential mortgages and credit card portfolios acquired by HSBC Bank USA from HSBC Finance Corporation and its correspondents since December 2003.
5	Third party only.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation by customer group (continued)

Year ended 31 December 2003

Total	Corporate,
Personal	Personal	Investment	Inter-
Financial	Consumer	Financial	Commercial	Banking &	Private	segment
Services	Finance[5]	Services	Banking	Markets	Banking	Other	elimination	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest
income/(expense)	2,116	7,851	9,967	1,046	743	121	(100)	–	11,777

Dividend income	–	12	12	–	20	1	1	–	34
Net fees and commissions	720	1,170	1,890	292	351	155	(12)	–	2,676
Dealing profits	19	–	19	18	301	2	–	–	340
Other income	86	525	611	152	156	36	33	(56)	932
Other operating income	825	1,707	2,532	462	828	194	22	(56)	3,982

Operating income	2,941	9,558	12,499	1,508	1,571	315	(78)	(56)	15,759

Operating expenses
excluding goodwill
amortisation[1]	(1,965)	(3,098)	(5,063)	(786)	(777)	(254)	(123)	56	(6,947)

Operating profit/(loss)
before provisions[1]	976	6,460	7,436	722	794	61	(201)	–	8,812

Provisions for bad and
doubtful debts	(142)	(4,395)	(4,537)	(133)	(6)	1	(1)	–	(4,676)
Provisions for contingent
liabilities and
commitments	–	–	–	4	–	–	(1)	–	3
Amounts written off fixed
asset investments	–	–	–	–	(9)	–	–	–	(9)

Operating profit/(loss)[1]	834	2,065	2,899	593	779	62	(203)	–	4,130

Share of operating profit
in joint ventures	11	–	11	–	–	–	–	–	11
Share of operating profit
in associates[2]	–	–	–	–	–	–	7	–	7
Gains on disposal of
investments and
tangible fixed assets	25	3	28	2	58	1	20	–	109

Profit/(loss) on ordinary
activities before tax[3]	870	2,068	2,938	595	837	63	(176)	–	4,257

%	%	%	%	%	%	%	%
Share of HSBC’s pre-tax
profits[3]	6.0	14.4	20.4	4.1	5.8	0.4	(1.1)	29.6
Cost:income ratio[1]	66.8	32.4	40.5	52.1	49.5	80.6	(157.7)	44.1

US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[5]
Loans and advances to
customers (net)	43,608	107,957	151,565	23,553	13,758	2,574	–	191,450
Total assets	53,082	134,857	187,939	27,444	70,223	3,108	1,086	289,800
Customer accounts	48,576	1	48,577	20,032	17,239	8,148	–	93,996
The following assets and
liabilities were also
significant to the customer
groups noted:
Loans and advances to
banks (net)	11,577
Debt securities, treasury
bills and other eligible
bills	36,026
Deposits by banks	9,958
Debt securities in issue	107,673

Goodwill amortisation
excluded:
1	from (1) above	117	356	473	100	45	25	–	643
2	from (2) above	1	–	1	–	–	–	–	1
3	from (3) above	118	356	474	100	45	25	–	644
4	Comprises HSBC Finance Corporation’s consumer finance business and the US residential mortgages acquired by HSBC Bank USA from HSBC Finance Corporation and its correspondents in December 2003.
5	Third party only.

Back to Contents

		Year ended 31 December 2002

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination	Total
North America		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)		1,352	844	539	117	(120)	–	2,732

Dividend income		–	–	24	–	–	–	24
Net fees and commissions		437	222	268	61	(4)	–	984
Dealing profits/(losses)		(63)	18	204	9	(7)	–	161
Other income		126	61	61	78	29	(22)	333
Other operating income		500	301	557	148	18	(22)	1,502

Operating income		1,852	1,145	1,096	265	(102)	(22)	4,234

Operating expenses excluding
goodwill amortisation[1]		(1,172)	(567)	(649)	(206)	(103)	22	(2,675)

Operating profit/(loss) before
provisions[1]		680	578	447	59	(205)	–	1,559

Provisions for bad and doubtful
debts		(76)	(150)	(66)	(2)	(6)	–	(300)
Provisions for contingent liabilities
and commitments		–	2	2	–	(1)	–	3
Amounts written off fixed asset
investments		–	–	(9)	–	–	–	(9)

Operating profit/(loss)[1]		604	430	374	57	(212)	–	1,253

Share of operating loss in joint
ventures[2]		(1)	–	–	(1)	–	–	(2)
Share of operating profit in
associates[2]		2	–	–	–	6	–	8
Gains/(losses) on disposal of
investments and tangible fixed
assets		–	5	120	1	(1)	–	125

Profit/(loss) on ordinary activities
before tax[3]		605	435	494	57	(207)	–	1,384

		%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]		5.8	4.1	4.7	0.5	(1.9)		13.2
Cost:income ratio[1]		63.3	49.5	59.2	77.7	(101.0)		63.2

		US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to
customers (net)		37,922	25,361	12,604	1,701	1		77,589
Total assets		46,777	29,166	63,161	2,707	221		142,032
Customer accounts		46,002	17,717	19,396	6,969	53		90,137
The following assets and liabilities
were also significant to Corporate,
Investment Banking and Markets:
Loans and advances to banks (net) .				9,948
Debt securities, treasury bills and
other eligible bills				34,926
Deposits by banks				9,545

Goodwill amortisation excluded:
1	from (1) above	55	32	34	25	–		146
2	from (2) above	–	–	–	–	–		–
3	from (3) above	55	32	34	25	–		146
4	Third party only.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

South America

Profit/(loss) before tax excluding goodwill amortisation
	Year ended 31 December

	2004	2003	2002
	US$m	US$m	US$m

Personal Financial Services	47	(27)	(33)
Brazil	51	(31)	11
Argentina	(4)	3	(45)
Other	–	1	1

Commercial Banking	165	99	79
Brazil	113	65	54
Argentina	51	34	27
Other	1	–	(2)

Corporate, Investment Banking and Markets	150	(24)	32
Brazil	134	49	125
Argentina	8	(72)	(101)
Other	8	(1)	8

Private Banking	1	(2)	(12)
Brazil	1	(1)	(1)
Other	–	(1)	(11)

Other	81	80	(100)
Brazil	(18)	1	(62)
Argentina	101	83	(91)
Other	(2)	(4)	53

Total[1]	444	126	(34)
Brazil	281	83	127
Argentina	156	48	(210)
Other	7	(5)	49

1 Goodwill amortisation arising on subsidiaries excluded	29	11	24

Back to Contents

Profit/(loss) before tax

	Year ended 31 December

	2004	2003	2002
South America	US$m	US$m	US$m

Net interest income	1,355	640	645

Dividend income	2	3	15
Net fees and commissions	480	338	324
Dealing profits	50	136	147
Other income	207	201	110

Other operating income	739	678	596

Total operating income	2,094	1,318	1,241

Staff costs	(660)	(584)	(572)
Premises and equipment	(174)	(124)	(113)
Other	(549)	(327)	(330)
Depreciation and intangible asset amortisation	(61)	(40)	(45)

	(1,444)	(1,075)	(1,060)

Goodwill amortisation	(29)	(11)	(24)

Operating expenses	(1,473)	(1,086)	(1,084)

Operating profit before provisions	621	232	157

Provisions for bad and doubtful debts	(269)	(58)	(117)
Provisions for contingent liabilities and commitments	30	2	(31)
Loss from foreign currency redenomination in Argentina	–	(9)	(68)
Amounts written off fixed asset investments	(6)	(62)	(36)

Operating profit/(loss)	376	105	(95)

Share of operating profit in associated undertakings	1	1	–
Gains on disposal of investments and tangible fixed assets	38	9	37

Profit/(loss) on ordinary activities before tax	415	115	(58)

	%	%	%
Share of HSBC’s pre-tax profits (excluding goodwill amortisation)	2.3	0.9	(0.3)
Share of HSBC’s pre-tax profits	2.4	0.9	(0.6)
Cost:income ratio (excluding goodwill amortisation)	69.0	81.6	85.4

Period-end staff numbers (full-time equivalent)	32,108	28,292	25,522

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	6,933	4,982	3,028
Loans and advances to banks (net)	2,597	1,922	1,665
Debt securities, treasury bills and other eligible bills	3,742	2,151	1,450
Total assets	17,397	12,549	8,491
Deposits by banks	680	828	661
Customer accounts	10,957	6,945	4,863

1 Third party only.

Year ended 31 December 2004 compared with year ended 31 December 2003

Reaping the rewards of measures taken in 2003 and helped by a buoyant external environment, Brazil enjoyed an outstanding economic performance in 2004. Annualised GDP growth topped 4 per cent in each of the first three quarters of 2004 and, for the year as a whole, HSBC expects growth to exceed 5 per cent, driven by external demand. The 2004 trade surplus reached US$34 billion and the current account surplus US$12 billion. Employment and real wages both expanded in 2004. Faster than anticipated growth and some unexpected consequences of tax changes pushed fiscal revenues to record highs allowing the public sector to produce a consolidated primary surplus in excess of 4 per

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

cent of GDP in 2004. This, together with the growth in the economy and an appreciating currency, reduced the ratio of debt to GDP, ushering in a virtuous circle of declining risk spreads, growing confidence and a return of investment. This was despite the rekindling of inflationary pressures from rising commodity prices early in 2004, adjustments in administered prices and a very rapidly narrowing output gap. Core inflation remained in excess of 7 per cent throughout the year, and the Central Bank raised interest rates and tightened monetary policy in an attempt to avert higher inflation in 2005. The combined effect of the global slowdown and local policy restrictions is slowing the Brazilian economy. Nevertheless, the short-term outlook remains encouragingly positive.

In Argentina, the recovery from the crisis of 2001 continued in 2004, helped by the favourable external environment and the absence of effective pressure to improve the exchange offer on defaulted debt. Year-on-year GDP growth was 8.8 per cent. Employment in the formal economy in October was up by 6.8 per cent on the year before, continuing the trend of the past two years. By the end of 2004, the stock market index had surpassed the levels last achieved in August 2001, and stood almost 12 per cent above the minimum reached in September 2002, when the economy began its current expansionary phase. Inflation appeared to be under control and the government, buoyed by revenues from exports, was able to post large fiscal surpluses, with a primary surplus in excess of 5 per cent of GDP. By contrast, the progress on debt restructuring was slow. Though the rate of investment returned to the pre-crisis level of 20 per cent of GDP – arguably, too low to sustain growth in excess of 3 to 4 per cent per annum – it is likely that the re-investment cycle will falter without a workable solution to the debt crisis. To that extent, the outlook for Argentina remains uncertain.

HSBC’s operations in South America reported a pre-tax profit of US$415 million, substantially ahead of the US$115 million achieved in 2003. Excluding goodwill amortisation, pre-tax profit was US$444 million compared with US$126 million in 2003, and represented 2 per cent of HSBC’s total pre-tax profit on this basis. The 2004 results include the first full year’s contribution from the Brazilian consumer finance company, Losango, acquired in December 2003, along with contributions from CreditMatone S.A., acquired in November 2004, and Valeu Promotora de Vendas, the consumer finance operations of Indusval Multistock Group, acquired in August 2004. Together, these three businesses contributed US$72 million to pre tax profits before goodwill amortisation, representing 23 per cent of the growth. There were no significant exchange rate impacts in 2004.

The commentary that follows is based on constant exchange rates.

Personal Financial Services’ pre-tax profit, before goodwill amortisation, of US$47 million predominantly reflected the Losango consumer finance business acquired in December 2003, which contributed US$72 million. It was pleasing to note that, in its first full year in HSBC, Losango’s full-year profitability doubled compared with 2003. Excluding Losango at constant exchange rates, the pre-tax loss before goodwill amortisation improved by 50 per cent on the previous year.

The integration of Losango progressed extremely well. There was strong growth across the product portfolios during the period, notably in store loans and personal lending products. Good progress was made in delivering anticipated operational synergies. Plans to embed Losango branches within the HSBC Brazil network are well advanced. In the second half of the year, Losango benefited from the acquisition of the two consumer finance portfolios noted above.

Excluding the impact of the acquired businesses, net interest income grew by 15 per cent, reflecting good asset growth in Brazil, partly offset by reduced spreads on credit cards in Argentina.

Auto finance loans in Brazil grew by 69 per cent, reflecting the success of a number of initiatives taken to enhance the distribution channels in the branch network, and effective marketing promotions and incentive campaigns. Market share increased from 3.1 per cent to 4.1 per cent. The income benefit arising from the increase in balances was only partly offset by narrower spreads.

Competitive pricing was used to grow the cards business to take advantage of strong growth in consumer spending: this generated an 11 per cent increase in balances. Growth in demand deposits was augmented by a widening of spreads. However, the benefit was partly offset by narrower spreads on savings accounts, where rates are set by the Brazilian Government, and on time deposits.

Other operating income rose by 32 per cent, of which 17 per cent came from Losango and its consumer lending acquisitions. The remaining 15 per cent arose principally from growth in fee income in Brazil driven by increased lending activity and higher revenues from the life insurance business in Argentina.

Back to Contents

     Excluding Losango, credit-related fee income grew by 44 per cent in Brazil, as a result of growth in customer lending and the introduction of a new pricing structure. Greater use of a new automated collection service and revised fee charging led to a 19 per cent increase in account service fees. Strong growth in the cards business, where cards in circulation rose by 30 per cent, generated a significant increase in fee income of 27 per cent. Higher consumer lending also contributed to an overall increase in brokerage fees from insurance operations.

     Operating expenses, excluding goodwill amortisation, increased by 38 per cent, of which 25 per cent was attributable to Losango and its acquisitions. Marketing expenditure increased by 58 per cent as HSBC sought to build and reinforce brand awareness in Brazil. Transactional taxes increased by 26 per cent in line with operating income growth. Prices also increased on the renewal of a number of service contracts. Costs in Argentina were 21 per cent higher, largely from increased staff costs, notably pensions and labour claims, together with higher marketing expenditure and regulatory fees.

     The provision for bad and doubtful debts increased by 88 per cent or US$126 million, of which US$107 million or 75 per cent arose in Losango. The remaining increase was driven by the growth in unsecured lending in Brazil. Credit quality in both Brazil and Argentina was relatively stable throughout 2004 as unemployment and inflation rates declined and domestic economic growth strengthened.

     Commercial Banking reported pre-tax profits, before goodwill amortisation, of US$165 million, an increase of 62 per cent over 2003, due largely to higher net interest income in Brazil.

     Net interest income of US$234 million was US$59 million or 34 per cent higher than in 2003. In Brazil, overdraft balances increased by 44 per cent as a result of strong growth in the demand for credit and the introduction of a new pricing structure for SME customers. This led to a 22 per cent increase in income despite a marginal fall in spreads and this, together with strong growth in Giro fácil, a combined loan and overdraft product, contributed US$26 million of additional income. Total commercial lending balances increased by 58 per cent to US$1.4 billion and, following product development expenditure in 2003, lending backed by discounted receivables increased by 81 per cent. Spreads on deposit balances benefited from a reduction in the compulsory deposit rate and lower rural loans, while deposit balances increased by 29 per cent, contributing further to the increase in net interest income. In Argentina, net interest income declined as the low interest rate environment led to reduced spreads on deposits.

     Other operating income increased by 14 per cent to US$136 million. In Brazil, the growth in lending balances resulted in higher arrangement fee income, while current account fees rose by 15 per cent following the introduction of the new SME pricing structure. Income in Argentina was in line with 2003.

     Operating expenses of US$203 million were 12 per cent higher than in 2003. In Brazil, growth in staff numbers in support of business expansion and increased transactional tax costs contributed to a 17 per cent rise in costs. Marketing expenses also increased reflecting the SME initiatives taken during the year. In Argentina, cost control initiatives resulted in a 7 per cent reduction in operating expenses.

     Provisions for bad and doubtful debts were 82 per cent lower than in 2003. Recoveries and releases in Argentina reflected the improved economic conditions. These were partly offset by higher specific provisions raised in Brazil, in line with growth in the small business portfolio.

     Corporate, Investment Banking and Markets reported pre-tax profit, before amortisation of goodwill, of US$150 million, compared with a small loss in 2003.

     Net interest income of US$165 million contrasted with a net interest expense in 2003. In Brazil, sharp falls in interest rates in the latter part of 2003 and into early 2004 resulted in lower funding costs, which enabled Global Markets to benefit from large fixed rate positions taken in anticipation of interest rate reductions. Argentina also benefited from a significant decline in interest rates, as a lower interest expense reflected the reduced cost of funding non-performing loans.

     The more stable political and interest rate environment led to lower volatility in the value of the Brazilian real and interest rates, resulting in fewer opportunities for arbitrage. As a consequence, other operating income declined, mainly through reduced dealing profits in Brazil.

     Operating expenses, excluding goodwill amortisation, increased as transactional taxes rose in line with improved revenues in Brazil. In addition, bonuses increased in line with significantly higher profits.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     There was a small net release for bad and doubtful debts compared with a net charge in 2003, mainly due to lower provisions in the consumer brands sector and higher releases in the energy and utilities sector in Brazil.

     Amounts written-off fixed assets fell, mainly due to lower provisions for certain Argentine government bonds which rose in value as the timing and nature of the external debt exchange offer were clarified.

     Private Banking reported a pre-tax profit, before goodwill amortisation, of US$1 million, compared with a small loss of US$2 million in 2003. An increase in net interest income was driven by higher time deposits in Brazil, while operating expenses, excluding goodwill amortisation, reduced following a reorganisation of the business.

     Other includes the ongoing impact of the pesification in Argentina. In 2004, higher earnings from compensation bonds, lower litigation provisions and increased gains on the sale of government securities were largely offset by lower general provision releases.

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

Back to Contents

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

     The provision for bad and doubtful debts of US$138 million was 50 per cent higher than in 2002. In Brazil, specific provisions increased, predominantly in the first half of 2003, reflecting the prevailing economic conditions. High inflation, interest rates and unemployment reduced customers’ repayment capacity. However, credit quality began to show signs of improvement in the second half of the year.

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

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     Within the Other customer group, there was a US$113 million release of the special general provision raised in respect of Argentina. This release followed a period of improved market conditions and collections within the lending portfolios.

     Provisions for contingent liabilities and commitments reflected court decisions (amparos) relating to formally frozen US dollar denominated customer deposits required to be settled at the prevailing market rate.

Back to Contents

Profit/(loss) excluding goodwill amortisation by customer group

	Year ended 31 December 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
South America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	895	234	165	4	57	–	1,355

Dividend income	–	–	–	–	2	–	2
Net fees and commissions	358	119	66	12	(75)	–	480
Dealing profits	4	5	41	–	–	–	50
Other income	69	12	22	1	131	(28)	207

Other operating income	431	136	129	13	58	(28)	739

Operating income	1,326	370	294	17	115	(28)	2,094

Operating expenses excluding goodwill amortisation[1]	(1,010)	(203)	(135)	(16)	(108)	28	(1,444)

Operating profit before provisions[1]	316	167	159	1	7	–	650

Provisions for bad and doubtful debts	(270)	(2)	2	–	1	–	(269)
Provisions for contingent liabilities and commitments	1	–	(10)	–	39	–	30
Amounts written off fixed asset investments	–	–	(2)	–	(4)	–	(6)

Operating profit[1]	47	165	149	1	43	–	405

Share of operating profit in associates[2]	–	–	–	–	1	–	1
Gains on disposal of investments and tangible fixed assets	–	–	1	–	37	–	38

Profit on ordinary activities before tax[3]	47	165	150	1	81	–	444

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]	0.2	0.8	0.8	–	0.5		2.3
Cost:income ratio[1]	76.2	54.9	45.9	94.1	93.9		69.0

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to customers (net)	3,211	1,526	1,854	2	340		6,933
Total assets	5,796	2,408	7,685	34	1,474		17,397
Customer accounts	3,458	2,229	5,150	11	109		10,957
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			1,779
Debt securities, treasury bills and other eligible bills			3,004
Deposits by banks			549

Goodwill amortisation excluded:
1 from (1) above	23	1	5	–	–		29
2 from (2) above	–	–	–	–	–		–
3 from (3) above	23	1	5	–	–		29
4 Third party only.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) excluding goodwill amortisation by customer group (continued)

	Year ended 31 December 2003

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
South America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	499	168	(51)	2	22	–	640

Dividend income	–	–	–	–	3	–	3
Net fees and commissions	245	94	54	14	(69)	–	338
Dealing profits	2	7	118	1	8	–	136
Other income	69	14	36	1	119	(38)	201

Other operating income	316	115	208	16	61	(38)	678

Operating income	815	283	157	18	83	(38)	1,318

Operating expenses excluding goodwill amortisation[1]	(706)	(173)	(113)	(21)	(100)	38	(1,075)

Operating profit/(loss) before provisions[1]	109	110	44	(3)	(17)	–	243

Provisions for bad and doubtful debts	(138)	(11)	(26)	1	116	–	(58)
Provisions for contingent liabilities and commitments	10	–	–	–	(17)	–	(7)
Amounts written off fixed asset investments	(17)	–	(44)	–	(1)	–	(62)

Operating profit/(loss)[1]	(36)	99	(26)	(2)	81	–	116

Share of operating profit in associates[2]	–	–	1	–	–	–	1
Gains/(losses) on disposal of investments and tangible fixed assets	9	–	1	–	(1)	–	9

Profit/(loss) on ordinary activities before tax[3]	(27)	99	(24)	(2)	80	–	126

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits[3]	(0.2)	0.7	(0.2)	0.0	0.6		0.9
Cost:income ratio[1]	86.6	61.1	72.0	116.7	120.5		81.6

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to customers (net)	2,224	852	1,679	16	211		4,982
Total assets	4,211	1,357	5,505	70	1,406		12,549
Customer accounts	2,035	1,429	3,108	61	312		6,945
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			1,384
Debt securities, treasury bills and other eligible bills			1,311
Deposits by banks			593

Goodwill amortisation excluded:
1 from (1) above	4	–	6	–	1		11
2 from (2) above	–	–	–	–	–		–
3 from (3) above	4	–	6	–	1		11
4 Third party only.

Back to Contents

	Year ended 31 December 2002

	Personal Financial Services	Commercial Banking	Corporate, Investment Banking & Markets	Private Banking	Other	Inter- segment elimination	Total
South America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	539	126	(5)	6	(21)	–	645

Dividend income	–	–	1	–	14	–	15
Net fees and commissions	218	87	67	12	(60)	–	324
Dealing profits/(losses)	10	9	120	(3)	11	–	147
Other income/(expenses)	11	4	(18)	–	135	(22)	110

Other operating income	239	100	170	9	100	(22)	596

Operating income	778	226	165	15	79	(22)	1,241

Operating expenses excluding
goodwill amortisation[1]	(691)	(147)	(106)	(17)	(121)	22	(1,060)

Operating profit/(loss) before
provisions[1]	87	79	59	(2)	(42)	–	181
Provisions for bad and doubtful
debts	(100)	–	(15)	(7)	5	–	(117)
Provisions for contingent liabilities
and commitments	(19)	–	–	–	(80)	–	(99)
Amounts written off fixed asset
investments	(1)	–	(22)	–	(13)	–	(36)

Operating profit/(loss)[1]	(33)	79	22	(9)	(130)	–	(71)

Gains/(losses) on disposal of
investments and tangible fixed
assets	–	–	10	(3)	30	–	37

Profit/(loss) on ordinary activities
before tax[1]	(33)	79	32	(12)	(100)	–	(34)

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits[1]	(0.3)	0.8	0.3	(0.1)	(1.0)		(0.3)
Cost:income ratio[1]	88.8	65.0	64.2	113.3	153.2		85.4

	US$m	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[2]
Loans and advances to
customers (net)	1,094	505	1,401	28	–	3,028
Total assets	2,062	704	4,273	37	1,415	8,491
Customer accounts	1,366	934	2,477	44	42	4,863
The following assets and liabilities
were also significant to Corporate,
Investment Banking and Markets:
Loans and advances to banks (net)			987
Debt securities, treasury bills and
other eligible bills			977
Deposits by banks			609

Goodwill amortisation excluded:
1 from (1) above	18	–	4	1	1	24
2 Third party only.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Critical accounting policies

Introduction

The results of HSBC Holdings are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its consolidated financial statements. The accounting policies used in the preparation of the consolidated financial statements are described in detail in Note 2 in the ‘Notes on the Financial Statements’ on pages 243 to 356.

     When preparing the financial statements, it is the directors’ responsibility under UK company law to select suitable accounting policies and to make judgements and estimates that are reasonable and prudent. Under UK GAAP, Financial Reporting Standard (‘FRS’) 18 ‘Accounting policies’ requires the Group to adopt the most appropriate accounting policies in order to give a true and fair view.

     HSBC also provides details of its net income and shareholders’ equity calculated in accordance with US GAAP. US GAAP differs in certain respects from UK GAAP. Details of these differences are set out in Note 49 in the ‘Notes on the Financial Statements’ on pages 322 to 356.

     The accounting policies that are deemed critical to HSBC’s UK GAAP results and financial position, in terms of materiality and the degree of judgement and estimation involved, are discussed below.

Provisions for bad and doubtful debts

HSBC’s accounting policy for provisions for bad and doubtful debts on customer loans is described in Note 2(c) in the ‘Notes on the Financial Statements’ on pages 244 to 246.

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

     The portfolio basis is applied to overdue accounts in HSBC Finance Corporation’s consumer portfolios and to the following portfolios in the rest of HSBC:

•	low value, homogeneous small business accounts in certain jurisdictions;

•	residential mortgages less than 90 days overdue; and

•	credit cards and other unsecured consumer lending products.

     When establishing specific provisions on a case-by-case basis, the most important factors are:

•	the Group’s aggregate exposure to the customer (including contingent liabilities);

•	the viability of the customer’s business model and capability to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations;

•	the likely dividend available on liquidation or bankruptcy;

•	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Group and the likelihood of other creditors continuing to support the company;

•	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

•	the amount and timing of expected receipts and recoveries;

•	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

•	the deduction of any costs involved in recovery of amounts outstanding;

•	the ability of the borrower to obtain and make payments in the relevant foreign currency if loans are not in local currency; and,

Back to Contents

•	where available, the secondary market price for the debt.

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

     This method of determining provisions is applied to most corporate loans and, with the exception of HSBC Finance Corporation, which utilises portfolio analysis, to residential mortgages 90 days or more overdue.

     HSBC has no individual loans where changes in the underlying factors upon which specific bad and doubtful debt provisions have been established could cause a material change to the Group’s reported results.

General provisions

General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be identified as such until some time in the future. HSBC requires each operating company to maintain a general provision which is determined by taking into account the structure and risk characteristics of each company’s loan portfolios. Provisions held against homogeneous portfolios of assets which are not overdue and which have neither been restructured nor are in bankruptcy are classified as general rather than specific.

     The most important factors in determining general loan loss provisions are:

•	historical loss experience in portfolios of similar risk characteristics, for example, by industry sector, loan grade or product;

•	the estimated period between a loss occurring and that loss being identified and evidenced by the establishment of a specific provision against that loss; and

•	management’s judgement as to whether the current economic and credit conditions are such that the actual level of inherent losses is likely to
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

Goodwill impairment

HSBC’s accounting policy for goodwill is described in Note 2(f) in the ‘Notes on the Financial Statements’ on page 247.

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

     If management believes that a possible impairment is indicated in respect of a particular entity, the valuations of each of the entity’s relevant ‘Income Generating Units’ (‘IGUs’) are compared with their respective carrying values (including related goodwill). The IGU valuations are derived from discounted cashflow models. Significant management judgement is involved in two elements of the process of identifying and evaluating goodwill impairment.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     First, the cost of capital assigned to an individual IGU and used to discount its future cash flows can have a significant effect on its valuation. The cost of capital percentage is generally derived from an appropriate capital asset pricing model, which itself depends on a number of financial and economic variables which are established on the basis of management’s judgement.

     Second, management judgement is required in deriving discounted cash flow valuations of IGUs. These valuations are sensitive to the cash flows in the initial periods for which detailed forecasts are available, and to assumptions regarding the long-term sustainable growth rates of cash flows thereafter. While the acceptable range within which underlying assumptions can be applied is governed by the requirement for resulting forecasts to be compared with actual performance and verifiable economic data in future years, the cash flow forecasts necessarily reflect management’s view of future business prospects.

     Where management’s judgement is that the expected cash flows of an IGU have declined and/or that its cost of capital has increased, the effect will be to reduce the estimated fair value of the IGU. If this results in an estimated fair value that is lower than the carrying value of the IGU, an impairment of goodwill will be recorded and HSBC’s profit on ordinary activities will be lower.

Valuation of securities and derivatives

HSBC’s accounting policy for these instruments is described in Note 2 (d) and Note 2 (l) in the ‘Notes on the Financial Statements’ on pages 246 and 248.

     HSBC carries debt and equity securities and derivatives held for trading purposes at fair or ‘mark-to-market’ value. The mark-to-market of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For those debt and equity securities not held for trading purposes, and carried in the accounts at amortised historical cost, consideration as to whether any such asset should be written down to reflect impairment takes into account the fair value of the relevant security. Non-trading derivatives (which are primarily interest rate swaps) are accounted for on an accruals basis. Changes in the value of securities and derivatives held for trading purposes are reflected in ‘Dealing profits’ and hence directly impact HSBC’s profit on ordinary activities. Any impairment in the value of debt and equity securities not held for trading purposes is reported in ‘Amounts written of fixed asset investments’ and hence reduces HSBC’s profit on ordinary activities.

     The majority of the Group’s financial instruments held for trading purposes are valued based on quoted market prices. Where quoted market prices are not available, the fair value reflects management’s assessment of the value of these financial instruments. This assessment may look to a valuation of comparable instruments for which an independent price can be established or use a discounted cash flow model (particularly for debt securities and derivatives) or model the valuation of complex instruments based on a components approach where independent pricing is available for the underlying components, including interest rate yield curves, option volatilities and currency rates.

     The main factors which management considers when applying a cash flow model are:

•	the likelihood and expected timing of future cash flows on the instrument. These cash flows are usually governed by the terms of the instrument, although management judgement may be required in situations where the ability of the counterparty to service the instrument in accordance with its contractual terms is in doubt; and

•	an appropriate discount rate for the instrument. Again, management determines this rate, based on its assessment of the appropriate spread of the rate for the instrument over the risk free rate.

     When valuing instruments by reference to comparable instruments management takes into account the maturity, structure and rating of the instrument to which the position held is being compared.

     When valuing instruments on a model basis using the fair value of underlying components, management additionally considers the need for adjustments to take account of counterparty creditworthiness, model uncertainty and the future costs of servicing the portfolio. These adjustments are based on defined policies which are applied consistently across the Group.

     For derivatives where market observable data are not available, the initial increase in fair value indicated by the valuation model, but based on unobservable inputs, is not recognised immediately in the profit and loss account. This amount is held back and recognised over the life of the transaction in a systematic manner where appropriate, or released to the profit and loss account when the inputs become observable, or, when the transaction matures or is closed out.

120

Back to Contents

     For securities carried at amortised cost impairment may result from changes in their estimated fair value if management changes its assumptions regarding the above variables. In such circumstances, it will also be necessary for management to exercise judgement as to whether or not the indicative change in estimated fair value arising from revisions to the underlying valuation assumptions are only temporary.

     The table below summarises HSBC’s trading portfolios by valuation methodology at 31 December 2004:

	Trading assets		Trading liabilities

	Securities		Securities
	purchased	Derivatives	sold	Derivatives
	%	%	%	%
Fair value based on:
Quoted market prices	81.0	6.0	81.0	6.0
Internal models with significant observable market parameters	18.0	93.0	19.0	94.0
Internal models with significant unobservable market parameters	1.0	1.0	–	–

Total	100.0	100.0	100.0	100.0

     For a discussion of market risk management, see Market Risk Management on pages 167 to 172.

UK GAAP compared with US GAAP

	2004	2003	2002
	US$m	US$m	US$m
Net income
US GAAP	12,506	7,231	4,900
UK GAAP	11,840	8,774	6,239
Shareholders’ equity
US GAAP	90,082	80,251	55,831
UK GAAP	86,623	74,473	51,765

Differences in net income and shareholders’ equity are explained in Note 49 of the ‘Notes on the Financial Statements on pages 322 to 356.

Future accounting developments

Transition to International Financial Reporting Standards

The adoption of International Financial Reporting Standards (‘IFRS’) from 1 January 2005 is the most significant accounting development for HSBC.

     The European Union (‘EU’) requires that listed European companies prepare their 2005 financial statements in accordance with EU-endorsed IFRS. HSBC’s 2005 interim financial statements will, therefore, be prepared in accordance with IFRS. The European Union endorsement process for IFRS is ongoing but the majority of standards are now endorsed including IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and most of IAS 39 ‘Financial Instruments: Recognition and Measurement’ with the exception of the deletion of a limited number of words and paragraphs in IAS 39 including those relating to the use of the ‘fair value option’ for financial liabilities.

     HSBC has substantially completed its transition to IFRS. The process of refining systems and processes in order to collect data on a fully IFRS-compliant basis for 2005 reporting is well advanced.

     On 9 December 2004, HSBC filed with the US Securities and Exchange Commission a summary of the applicable significant differences between UK GAAP and IFRS. This should be referred to for details of the major IFRS effects on HSBC Group, and is included as Annex A to this annual report.

     IFRS will also impact HSBC Holdings’ individual accounts. Investments in subsidiary undertakings will be carried at cost rather than net asset value, including attributable goodwill, adjusted for shares held by subsidiaries in HSBC Holdings. Under IFRS, in addition to the balance sheet, HSBC Holdings will publish an income statement and other primary financial statements.

     HSBC currently intends to file 2004 comparative data and the 2005 opening balance sheet on an IFRS basis in the second quarter of 2005.

     FRS 27 ‘Life Assurance’ was issued by the UK Accounting Standards Board (‘ASB’) in December 2004. This standard is effective under UK GAAP for 2005 reporting and thus should not ostensibly be applicable to companies adopting IFRS for 2005. However, FRS 27 adds to the requirements of IFRS 4 ‘Insurance contracts’ with regard to further requirements in relation to measurement of realistic liabilities and disclosure of capital position. HSBC continues to assess the likely impact of this accounting standard.

121

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

US GAAP

The Financial Accounting Standards Board (‘FASB’) (US GAAP) has issued the following accounting standards, which become fully effective in future financial statements.

     In December 2003, the American Institute of Certified Public Accountants (‘AICPA’) released Statement of Position 03-3, ‘Accounting for Certain Loans or Debt Securities Acquired in a Transfer’ (‘SOP 03-3’). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality. SOP 03-3 is effective for loans acquired in fiscal years beginning after 15 December 2004. Adoption is not expected to have a material impact on the US GAAP information in HSBC’s financial statements.

     In March 2004, the FASB reached a consensus on Emergent Issues Task Force (‘EITF’) 03-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’. EITF 03-1 provides guidance for determining when an investment is impaired and whether the impairment is other than temporary. EITF 03-1 also incorporates into its consensus the required disclosures about unrealised losses on investments announced by the EITF in late 2003 and adds new disclosure requirements relating to cost-method investments. The new disclosure requirements are effective for annual reporting periods ending after June 15, 2004 and the new impairment accounting guidance was to become effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB delayed the effective date of EITF 03-1 for measurement and recognition of impairment losses until implementation guidance is iss ued. In December 2004, the FASB decided to reconsider in its entirety all guidance on disclosing, measuring and recognising other-than-temporary impairments of debt and equity securities and requires companies to continue to comply with existing accounting literature. Until the new guidance is finalised, the impact on HSBC’s financial position and results of operations cannot be determined.

     SFAS 123 (revised 2004) ‘Share-Based Payment’ (‘SFAS 123R’) was issued in December 2004 to replace SFAS 123 ‘Accounting for Stock Based Compensation’ (‘SFAS 123’). SFAS 123R requires a fair value method of accounting for stock-based compensation plans. Under the fair value method, compensation cost is measured at the date of grant based on the value of the award and is recognised over the service period. HSBC had already elected to follow the fair value method encouraged by SFAS 123. Where annual bonuses are awarded in restricted shares, and the employee must remain with HSBC for a fixed period in order to receive the shares, HSBC has, to date, interpreted the service period as being the year to which the bonus relates. HSBC has fully expensed the share award in that year under US GAAP, consistent with the UK GAAP treatment. Under SFAS 123R, the service period is presumed to be the vesting period, i.e. the period the employee must remain with HSBC. Accordingly, for awards granted after the effective date of SFAS 123R, the expense of such awards will be spread forward over the vesting period. HSBC will adopt SFAS 123R from 1 July 2005.

     The effect of adopting this new accounting treatment will be that 2005 bonuses paid in restricted shares will be excluded from staff costs for 2005 and instead will be expensed over the vesting period with a corresponding increase in net income. The amount of these awards is dependent on 2005 performance. 2004 bonuses that will be paid in restricted shares were approximately US$130 million.

122

Back to Contents

Average balance sheet and net interest income

Average balances and the related interest are shown for the domestic operations of HSBC’s principal commercial banks by geographic region with all other commercial banking and investment banking balances and transactions included in ‘Other operations’. Additional information on the basis of preparation is set out in the notes on page 130.

		Year ended 31 December

		2004			2003			2002

		Average	Interest		Average	Interest		Average	Interest
Assets		balance	income	Yield	balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$	US$m	%	US$m	US$m	%
Short-term funds and loans to banks

Europe	HSBC Bank	24,308	672	2.76	22,534	657	2.92	16,691	595	3.56
	HSBC Private Banking
	Holdings (Suisse)	2,644	89	3.37	3,394	75	2.21	5,500	144	2.62
	CCF	26,008	960	3.69	17,519	573	3.27	12,650	647	5.11

Hong Kong	Hang Seng Bank	8,259	219	2.65	10,172	212	2.08	15,205	409	2.69
	The Hongkong and
	Shanghai Banking
	Corporation	28,172	538	1.91	20,735	517	2.49	17,776	496	2.79

Rest of Asia-	The Hongkong and
Pacific	Shanghai Banking
	Corporation	9,180	198	2.16	6,893	138	2.00	6,686	187	2.80
	HSBC Bank Malaysia	1,348	36	2.67	693	17	2.45	547	15	2.74
	HSBC Bank Middle East	1,619	29	1.79	1,925	29	1.51	1,857	39	2.10

North America	HSBC Bank USA	2,323	56	2.41	1,808	35	1.94	2,248	63	2.80
	HSBC Bank Canada	2,162	45	2.08	1,711	31	1.81	1,291	26	2.01
	HSBC Markets Inc	7,807	91	1.17	2,535	20	0.79	3,756	48	1.28
	HSBC Mexico[1]	3,771	227	6.02	4,199	214	5.10	421	32	7.60

South America	Brazilian operations	1,954	237	12.13	1,237	242	19.56	1,065	177	16.62
	HSBC Bank Argentina	250	3	1.20	231	2	0.87	164	14	8.54
Other operations		11,201	237	2.12	7,206	159	2.21	8,577	328	3.82

		131,006	3,637	2.78	102,792	2,921	2.84	94,434	3,220	3.41

Loans and advances to customers

Europe	HSBC Bank	168,175	9,298	5.53	130,178	6,739	5.18	105,456	5,865	5.56
	HSBC Private Banking
	Holdings (Suisse)	4,700	115	2.45	3,385	79	2.33	2,881	81	2.81
	CCF	42,149	1,892	4.49	37,456	1,897	5.06	29,111	1,657	5.69
	HSBC Finance
	Corporation[1]	9,310	1,055	11.33	5,934	671	11.31	–	–	–

Hong Kong	Hang Seng Bank	31,234	882	2.82	29,138	938	3.22	28,820	1,083	3.76
	The Hongkong and
	Shanghai Banking
	Corporation	41,906	1,406	3.36	41,517	1,517	3.65	39,040	1,713	4.39

Rest of Asia-	The Hongkong and
Pacific	Shanghai Banking
	Corporation	37,068	1,838	4.96	28,594	1,457	5.10	22,898	1,284	5.61
	HSBC Bank Malaysia	4,937	279	5.65	4,567	266	5.82	4,237	251	5.92
	HSBC Bank Middle East.	7,421	418	5.63	5,725	352	6.15	5,243	366	6.98

North America	HSBC Bank USA	61,659	2,936	4.76	45,727	2,256	4.93	44,130	2,419	5.48
	HSBC Finance
	Corporation[1]	114,461	13,146	11.49	81,973	9,631	11.75	–	–	–
	HSBC Bank Canada	22,603	1,099	4.86	18,791	982	5.23	15,631	835	5.34
	HSBC Markets Inc	9,170	126	1.37	3,515	24	0.68	8,975	115	1.28
	HSBC Mexico[1]	8,095	878	10.85	9,103	862	9.47	913	102	11.17

South America	Brazilian operations	4,758	1,569	32.98	2,930	1,044	35.63	2,542	821	32.30
	HSBC Bank Argentina	905	101	11.16	792	103	13.01	889	261	29.36
Other operations		20,400	864	4.24	20,284	627	3.09	16,118	671	4.16

		588,951	37,902	6.44	469,609	29,445	6.27	326,884	17,524	5.36

1 Yields annualised on the basis of the period of ownership in the year of acquisition.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

		Year ended 31 December

		2004			2003			2002

		Average	Interest		Average	Interest		Average	Interest
Assets (continued)		balance	income	Yield	balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Trading securities

Europe	HSBC Bank	23,093	846	3.66	24,758	945	3.82	25,104	1,084	4.32
	CCF	13,662	365	2.67	7,043	236	3.35	10,435	235	2.25
Hong Kong	Hang Seng Bank	336	11	3.27	536	15	2.80	569	18	3.16
	The Hongkong and
	Shanghai Banking Corporation	11,209	298	2.66	11,351	334	2.94	11,915	432	3.63

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	2,487	101	4.06	2,823	124	4.39	2,452	112	4.57
	HSBC Bank Malaysia	145	5	3.45	377	11	2.92	309	9	2.91

North America	HSBC Bank USA	5,447	115	2.11	4,236	102	2.41	4,294	140	3.26
	HSBC Bank Canada	1,177	25	2.12	774	17	2.20	755	18	2.38
	HSBC Markets Inc	11,543	421	3.65	8,837	303	3.43	16,768	752	4.48
	HSBC Mexico[1]	2,957	173	5.85	4,303	261	6.07	346	27	7.80

South America	Brazilian operations	842	129	15.32	–	–	–	34	–	–
	HSBC Bank Argentina	19	1	5.26	7	1	14.29	2	–	–
Other operations		10,239	511	4.99	4,115	138	3.35	1,818	84	4.62

		83,156	3,001	3.61	69,160	2,487	3.60	74,801	2,911	3.89

Investment securities

Europe	HSBC Bank	28,572	1,145	4.01	16,449	659	4.01	13,071	623	4.77
	HSBC Private Banking
	Holdings (Suisse)	10,828	303	2.80	14,298	397	2.78	14,454	503	3.48
	CCF	6,957	239	3.44	3,365	210	6.24	2,052	141	6.87
	HSBC Finance Corporation[1]	55	1	1.82	231	2	0.87	–	–	–

Hong Kong	Hang Seng Bank	20,356	479	2.35	16,458	460	2.79	10,629	375	3.53
	The Hongkong and
	Shanghai Banking Corporation	33,798	779	2.30	31,774	829	2.61	29,945	955	3.19

Rest of Asia-	The Hongkong and
Pacific	Shanghai Banking Corporation	15,902	537	3.38	13,906	487	3.50	10,534	448	4.25
	HSBC Bank Malaysia	1,156	40	3.46	1,101	37	3.36	981	34	3.47
	HSBC Bank Middle East	1,104	27	2.45	873	24	2.75	760	30	3.95

North America	HSBC Bank USA	18,213	884	4.85	18,753	894	4.77	17,795	927	5.21
	HSBC Finance Corporation[1]	4,153	87	2.09	3,370	59	1.75	–	–	–
	HSBC Bank Canada	2,814	65	2.31	2,681	75	2.80	2,440	78	3.20
	HSBC Markets Inc	18	1	5.56	17	1	5.88	17	1	5.88
	HSBC Mexico[1]	3,822	395	10.33	2,041	254	12.44	175	14	8.00

South America	Brazilian operations	1,380	301	21.81	1,323	250	18.90	1,470	314	21.36
	HSBC Bank Argentina	164	12	7.32	120	13	10.83	185	34	18.38
Other operations		9,748	196	2.01	8,056	345	4.28	7,117	323	4.54

		159,040	5,491	3.45	134,816	4,996	3.71	111,625	4,800	4.30

1 Yields annualised on the basis of the period of ownership in the year of acquisition.

Back to Contents

		Year ended 31 December

		2004			2003			2002

		Average	Interest		Average	Interest		Average	Interest
Assets (continued)		balance	income	Yield	balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Other interest-earning assets

Europe	HSBC Bank	8,522	351	4.12	6,190	173	2.79	10,384	198	1.91
	HSBC Private Banking
	Holdings (Suisse)	7,611	146	1.92	5,420	102	1.88	3,964	119	3.00
	CCF	7,534	63	0.84	3,276	34	1.04	2,701	56	2.07

Hong Kong	Hang Seng Bank	701	10	1.43	1,097	25	2.28	1,158	33	2.85
	The Hongkong and
	Shanghai Banking
	Corporation	16,927	316	1.87	12,680	264	2.08	9,128	238	2.61

Rest of Asia-	The Hongkong and
Pacific	Shanghai Banking
	Corporation	5,697	117	2.05	4,511	81	1.80	4,349	87	2.00
	HSBC Bank Malaysia	153	1	0.65	22	1	4.55	25	1	4.00
	HSBC Bank Middle East	200	11	5.50	491	9	1.83	744	17	2.28

North America	HSBC Bank USA	784	26	3.32	371	17	4.58	320	24	7.50
	HSBC Finance
	Corporation[1]	651	63	9.68	484	23	4.75	–	–	–
	HSBC Bank Canada	234	8	3.42	170	10	5.88	1	1	100.00
	HSBC Markets Inc	683	12	1.76	159	4	2.52	64	2	3.13
	HSBC Mexico[1]	336	5	1.49	74	3	4.05	–	–	–

South America	Brazilian operations	284	36	12.68	162	27	16.67	196	24	12.24
	HSBC Bank Argentina	30	–	–	44	2	4.55	53	6	11.32
Other operations		(48,195)	(993)		(33,113)	(656)		(32,082)	(666)

		2,152	172	7.99	2,038	119	5.84	1,005	140	13.93

Total interest-earning assets

Europe	HSBC Bank	252,670	12,312	4.87	200,109	9,173	4.58	170,706	8,365	4.90
	HSBC Private Banking
	Holdings (Suisse)	25,783	653	2.53	26,497	653	2.46	26,799	847	3.16
	CCF	96,310	3,519	3.65	68,659	2,950	4.30	56,949	2,736	4.80
	HSBC Finance
	Corporation[1]	9,365	1,056	11.28	6,165	673	10.92	–	–	–

Hong Kong	Hang Seng Bank	60,886	1,601	2.63	57,401	1,650	2.87	56,381	1,918	3.40
	The Hongkong and
	Shanghai Banking
	Corporation	132,012	3,337	2.53	118,057	3,461	2.93	107,804	3,834	3.56

Rest of Asia-	The Hongkong and
Pacific	Shanghai Banking
	Corporation	70,334	2,791	3.97	56,727	2,287	4.03	46,919	2,118	4.51
	HSBC Bank Malaysia	7,739	361	4.66	6,760	332	4.91	6,099	310	5.08
	HSBC Bank Middle East	10,344	485	4.69	9,014	414	4.59	8,604	452	5.25

North America	HSBC Bank USA	88,426	4,017	4.54	70,895	3,304	4.66	68,787	3,573	5.19
	HSBC Finance
	Corporation[1]	119,265	13,296	11.15	85,827	9,713	11.32	–	–	–
	HSBC Bank Canada	28,990	1,242	4.28	24,127	1,115	4.62	20,118	958	4.76
	HSBC Markets Inc	29,221	651	2.23	15,063	352	2.34	29,580	918	3.10
	HSBC Mexico[1]	18,981	1,678	8.84	19,720	1,594	8.08	1,855	175	9.43

South America	Brazilian operations	9,218	2,272	24.65	5,652	1,563	27.65	5,307	1,336	25.17
	HSBC Bank Argentina	1,368	117	8.55	1,194	121	10.13	1,293	315	24.36
Other operations		3,393	815	24.02	6,548	613	9.36	1,548	740	47.80

		964,305	50,203	5.21	778,415	39,968	5.13	608,749	28,595	4.70

Summary

Total interest-earning assets		964,305	50,203	5.21	778,415	39,968	5.13	608,749	28,595	4.70
Provisions for bad and doubtful debts		(12,992)			(12,816)			(7,809)
Non-interest earning assets		218,143			192,251			132,227

Total assets and interest income		1,169,456	50,203	4.29	957,850	39,968	4.17	733,167	28,595	3.90

1 Yields annualised on the basis of the period of ownership in the year of acquisition.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

		Year ended 31 December

		2004	2003	2002
Assets (continued)%			%	%

Distribution of average total assets

Europe	HSBC Bank	27.5	27.8	28.7
	HSBC Private Banking
	Holdings (Suisse)	2.4	3.0	3.8
	CCF	10.5	9.3	9.7
	HSBC Finance
	Corporation	1.0	0.7	–

Hong Kong	Hang Seng Bank	5.6	6.4	7.9
	The Hongkong and
	Shanghai Banking Corporation	15.9	16.7	18.6

Rest of Asia-	The Hongkong and
Pacific	Shanghai Banking Corporation	6.9	6.8	7.1
	HSBC Bank Malaysia	0.7	0.7	0.8
	HSBC Bank Middle East	1.0	1.0	1.2

North America	HSBC Bank USA	9.4	9.6	11.5
	HSBC Finance
	Corporation	11.6	10.2	–
	HSBC Bank Canada	2.6	2.6	2.8
	HSBC Markets Inc	3.5	2.6	5.3
	HSBC Mexico	1.8	2.1	0.3

South America	Brazilian operations	1.0	0.9	1.1
	HSBC Bank Argentina	0.1	0.1	0.2

Other operations (including consolidation
adjustments)		(1.5)	(0.5)	1.0

		100.0	100.0	100.0

Back to Contents

		Year ended 31 December

		2004			2003			2002

		Average	Interest		Average	Interest		Average	Interest
Liabilities and shareholders’ funds		balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Deposits by banks[1]

Europe	HSBC Bank	27,687	415	1.50	19,898	404	2.03	18,259	376	2.06
	HSBC Private Banking
	Holdings (Suisse)	1,446	27	1.87	1,865	28	1.50	1,976	60	3.04
	CCF	22,161	525	2.37	12,594	398	3.16	13,456	596	4.43
	HSBC Finance
	Corporation[2]	243	2	0.82	734	31	4.22	–	–	–

Hong Kong	Hang Seng Bank	685	14	2.04	161	2	1.24	83	1	1.20
	The Hongkong and
	Shanghai Banking Corporation	3,139	39	1.24	2,358	28	1.19	2,066	35	1.69

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	3,505	95	2.71	2,599	81	3.12	2,683	103	3.84
	HSBC Bank Malaysia	98	2	2.04	121	3	2.48	113	3	2.65
	HSBC Bank Middle East	1,104	23	2.08	764	16	2.09	531	15	2.82

North America	HSBC Bank USA	3,833	74	1.93	3,915	39	1.00	4,216	46	1.09
	HSBC Bank Canada	392	8	2.04	501	11	2.20	679	26	3.83
	HSBC Markets Inc	4,367	76	1.74	2,191	22	1.00	3,190	44	1.38
	HSBC Mexico[2]	914	48	5.25	1,039	59	5.68	213	11	5.16

South America	Brazilian operations	914	57	6.24	527	93	17.65	693	79	11.40
	HSBC Bank Argentina	140	8	5.71	176	14	7.95	164	69	42.07

Other operations		6,201	128	2.06	5,346	80	1.50	4,772	122	2.56

		76,829	1,541	2.01	54,789	1,309	2.39	53,094	1,586	2.99

Customer accounts[1]

Europe	HSBC Bank	170,262	4,010	2.36	134,421	2,741	2.04	106,301	2,551	2.40
	HSBC Private Banking
	Holdings (Suisse)	17,339	377	2.17	19,238	401	2.08	20,476	549	2.68
	CCF	22,072	575	2.61	17,435	606	3.48	11,841	593	5.01
	HSBC Finance
	Corporation[2]	87	2	2.30	412	28	6.80	–	–	–

Hong Kong	Hang Seng Bank	50,948	291	0.57	49,492	289	0.58	48,074	448	0.93
	The Hongkong and
	Shanghai Banking Corporation	92,586	392	0.42	86,836	379	0.44	82,535	616	0.75

Rest of Asia-	The Hongkong and
Pacific	Shanghai Banking Corporation	42,625	891	2.09	35,933	719	2.00	29,965	705	2.35
	HSBC Bank Malaysia	5,744	151	2.63	4,796	142	2.96	4,347	131	3.01
	HSBC Bank Middle East	5,978	60	1.00	5,863	61	1.04	6,176	106	1.72

North America	HSBC Bank USA	52,813	680	1.29	44,986	553	1.23	45,438	860	1.89
	HSBC Bank Canada	18,192	351	1.93	15,775	326	2.07	13,708	257	1.87
	HSBC Markets Inc	11,544	165	1.43	4,915	52	1.06	6,972	112	1.61
	HSBC Mexico[2]	11,157	377	3.38	11,542	408	3.53	1,032	51	4.94

South America	Brazilian operations	5,786	842	14.55	3,888	755	19.42	3,066	491	16.01
	HSBC Bank Argentina	898	27	3.01	778	57	7.33	757	217	28.67

Other operations		44,054	741	1.68	29,130	510	1.75	25,917	653	2.52

		552,085	9,932	1.80	465,440	8,027	1.72	406,605	8,340	2.05

1	Further analysis is given on pages 180 and 181.
2	Costs annualised on the basis of the period of ownership in the year of acquisition.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

					Year ended 31 December

		2004			2003			2002

Liabilities and shareholders’ funds		Average	Interest		Average	Interest		Average	Interest
(continued)		balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
CDs and other money market instruments[1]

Europe	HSBC Bank	12,427	424	3.41	5,417	151	2.79	2,088	83	3.98
	CCF	9,885	214	2.16	5,739	162	2.82	4,856	201	4.14

Hong Kong	Hang Seng Bank	1,266	30	2.37	1,399	36	2.57	2,150	65	3.02
	The Hongkong and
	Shanghai Banking Corporation	9,565	357	3.73	8,257	321	3.89	5,331	258	4.84

Rest of Asia-	The Hongkong and
Pacific	Shanghai Banking Corporation	4,489	183	4.08	3,163	121	3.83	1,659	69	4.16
	HSBC Bank Malaysia	261	8	3.07	263	8	3.04	148	7	4.73

North America	HSBC Bank USA	1,755	26	1.48	1,604	26	1.62	2,286	62	2.71
	HSBC Finance
	Corporation[2]	11,441	188	1.64	5,522	60	1.09	–	–	–
	HSBC Bank Canada	4,028	89	2.21	3,132	84	2.68	2,168	56	2.58
	HSBC Mexico[2]	3,566	134	3.76	4,052	169	4.17	318	22	6.92

South America	Brazilian operations	102	15	14.71	63	12	19.05	53	14	26.42
	HSBC Bank Argentina	–	–	–		–	–	105	7	6.67

Other operations		2,029	106	5.22	1,479	59	3.99	763	16	2.10

		60,814	1,774	2.92	40,090	1,209	3.02	21,925	860	3.92

Loan capital

Europe	HSBC Bank	10,523	579	5.50	8,790	466	5.30	7,053	463	6.56
	CCF	6,365	219	3.44	5,686	187	3.29	3,941	164	4.16
	HSBC Finance
	Corporation[2]	3,485	161	4.62	2,230	111	4.98	–	–	–

Hong Kong	The Hongkong and
	Shanghai Banking Corporation	1,632	80	4.90	1,796	80	4.45	1,786	83	4.65

Rest of Asia-	The Hongkong and
Pacific	Shanghai Banking Corporation	713	42	5.89	270	17	6.30	151	12	7.95

North America	HSBC Bank USA	9,370	350	3.74	3,284	178	5.42	3,396	214	6.30
	HSBC Finance
	Corporation[2]	101,269	2,751	2.72	71,346	1,779	2.49	–	–	–
	HSBC Bank Canada	1,967	76	3.86	1,288	66	5.12	1,014	65	6.41
	HSBC Mexico[2]	–	–	–	188	13	6.91	19	2	10.53

South America	Brazilian operations	258	49	18.99	205	46	22.44	271	44	16.24
	HSBC Bank Argentina	95	7	7.37	353	30	8.50	319	62	19.44

Other operations		104	(22)	(21.15)	9,324	133	1.43	7,148	167	2.34

		135,781	4,292	3.16	104,760	3,106	2.96	25,098	1,276	5.08

1	Further analysis is given on page 182.
2	Costs annualised on the basis of the period of ownership in the year of acquisition.

Back to Contents
		Year ended 31 December

		2004			2003			2002

Liabilities and shareholders’ funds (continued)		Average balance US$m	Interest expense US$m	Cost %	Average balance US$m	Interest expense US$m	Cost %	Average balance US$m	Interest expense US$m	Cost %
Other interest bearing liabilities

Europe	HSBC Bank	24,557	736	3.00	21,502	213	0.99	21,006	253	1.20
	HSBC Private Banking Holdings (Suisse)	2,505	38	1.52	1,509	26	1.72	1,645	37	2.25
	CCF	20,118	602	2.99	12,994	327	2.52	10,725	154	1.44
	HSBC Finance Corporation[1]	4,337	260	5.99	1,359	65	4.78	–	–	–

Hong Kong	Hang Seng Bank	1,161	22	1.89	639	15	2.35	684	19	2.78
	The Hongkong and Shanghai Banking Corporation	10,495	170	1.62	8,178	136	1.66	7,753	179	2.31

Rest of Asia- Pacific	The Hongkong and Shanghai Banking Corporation	13,175	227	1.72	10,732	202	1.88	8,744	195	2.23
	HSBC Bank Malaysia	195	2	1.03	246	3	1.22	51	1	1.96
	HSBC Bank Middle East	407	13	3.19	335	9	2.69	179	6	3.35

North America	HSBC Bank USA	12,618	324	2.57	10,317	240	2.33	9,545	280	2.93

	HSBC Finance Corporation[1]	263	25	9.51	2,077	7	0.34	–	–	–
	HSBC Bank Canada	937	20	2.13	691	16	2.32	415	15	3.61
	HSBC Markets Inc	12,652	460	3.64	7,680	276	3.59	19,141	832	4.35
	HSBC Mexico[1]	195	15	7.69	–	–	–	–	–	–

South America	Brazilian operations	566	47	8.30	296	48	16.22	467	79	16.92
	HSBC Bank Argentina	320	4	1.25	346	16	4.62	299	(5)	(1.67)

Other operations		(58,260)	(1,325)		(49,719)	(880)		(47,127)	(972)

		46,241	1,640	3.55	29,182	719	2.46	33,527	1,073	3.20

Total interest bearing liabilities

Europe	HSBC Bank	245,456	6,164	2.51	190,028	3,975	2.09	154,707	3,726	2.41
	HSBC Private Banking Holdings (Suisse)	21,290	442	2.08	22,612	455	2.01	24,097	646	2.68
	CCF	80,601	2,135	2.65	54,448	1,680	3.09	44,819	1,708	3.81
	HSBC Finance Corporation[1]	8,152	425	5.21	4,735	235	4.96	–	–	–
Hong Kong	Hang Seng Bank	54,060	357	0.66	51,691	342	0.66	50,991	533	1.05
	The Hongkong and Shanghai Banking Corporation	117,417	1,038	0.88	107,425	944	0.88	99,471	1,171	1.18

Rest of Asia- Pacific	The Hongkong and Shanghai Banking Corporation	64,507	1,438	2.23	52,697	1,140	2.16	43,202	1,084	2.51
	HSBC Bank Malaysia	6,298	163	2.59	5,426	156	2.88	4,659	142	3.05
	HSBC Bank Middle East	7,489	96	1.28	6,962	86	1.24	6,886	127	1.84

North America	HSBC Bank USA	80,389	1,454	1.81	64,106	1,036	1.62	64,881	1,462	2.25
	HSBC Finance Corporation[1]	112,973	2,964	2.62	78,945	1,846	2.34	–	–	–
	HSBC Bank Canada	25,516	544	2.13	21,387	503	2.35	17,984	419	2.33
	HSBC Markets Inc	28,563	701	2.45	14,786	350	2.37	29,303	988	3.37
	HSBC Mexico[1]	15,832	574	3.63	16,821	649	3.86	1,582	86	5.44

South America	Brazilian operations	7,626	1,010	13.24	4,979	954	19.16	4,550	707	15.54
	HSBC Bank Argentina	1,453	46	3.17	1,653	117	7.08	1,644	350	21.29

Other operations		(5,872)	(372)		(4,440)	(98)		(8,527)	(14)

		871,750	19,179	2.20	694,261	14,370	2.07	540,249	13,135	2.43

Summary

Total interest-bearing liabilities		871,750	19,179	2.20	694,261	14,370	2.07	540,249	13,135	2.43
Non interest-bearing current accounts		56,141			44,233			40,220
Shareholders’ funds & other non interest- bearing liabilities		241,565			219,356			152,698

Total liabilities & interest expense		1,169,456	19,179	1.64	957,850	14,370	1.50	733,167	13,135	1.79

1 Costs annualised on the basis of the period of ownership in the year of acquisition.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

		Year ended 31 December

		2004	2003	2002
		%	%	%
Net interest margin

Europe	HSBC Bank	2.43	2.60	2.72
	HSBC Private Banking Holdings (Suisse)	0.82	0.75	0.75
	CCF	1.44	1.85	1.81
	HSBC Finance Corporation[1]	6.74	7.10	–

Hong Kong	Hang Seng Bank	2.04	2.28	2.46
	The Hongkong and Shanghai Banking Corporation	1.74	2.13	2.47

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	1.92	2.02	2.20
	HSBC Bank Malaysia	2.56	2.60	2.76
	HSBC Bank Middle East	3.76	3.64	3.78

North America	HSBC Bank USA	2.90	3.20	3.07
	HSBC Finance Corporation[1]	8.66	9.17	–
	HSBC Bank Canada	2.41	2.54	2.68
	HSBC Markets Inc	(0.17)	0.01	(0.24)
	HSBC Mexico[1]	5.82	4.79	4.80

South America	Brazilian operations	13.69	10.77	11.85
	HSBC Bank Argentina	5.19	0.34	(2.71)

Other operations[2]		2.20	1.96	1.86

		3.22	3.29	2.54

1 Net interest margins annualised on the basis of the period of ownership in the year of acquisition.
2 Excludes eliminations (see note (iii)).

Notes

(i)	Average balances are based on daily averages for the principal areas of HSBC’s banking activities with monthly or less frequent averages used elsewhere.

(ii)	‘Loans accounted for on a non-accrual basis’ and ‘Loans on which interest has been accrued but suspended’ have been included in ‘Loans and advances to banks’ and ‘Loans and advances to customers’. Interest income on such loans is included in the consolidated profit and loss account to the extent to which it has been received.

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

Back to Contents

Analysis of changes in net interest income

The following table allocates changes in net interest income between volume and rate for 2004 compared with 2003, and for 2003 compared with 2002. Changes due to a combination of volume and rate are allocated to rate.

		2004 compared with 2003			2003 compared with 2002
		Increase/(decrease)			Increase/(decrease)

Interest income		2004	Volume	Rate	2003	Volume	Rate	2002
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Short-term funds and loans to banks

Europe	HSBC Bank	672	52	(37)	657	208	(146)	595
	HSBC Private Banking
	Holdings (Suisse)	89	(17)	31	75	(55)	(14)	144
	CCF	960	278	109	573	249	(323)	647

Hong Kong	Hang Seng Bank	219	(40)	47	212	(135)	(62)	409
	The Hongkong and Shanghai Banking
	Corporation	538	185	(164)	517	83	(62)	496

Rest of Asia-	The Hongkong and
Pacific	Shanghai Banking Corporation	198	46	14	138	6	(55)	187
	HSBC Bank Malaysia	36	16	3	17	4	(2)	15
	HSBC Bank Middle East	29	(5)	5	29	1	(11)	39

North America	HSBC Bank USA	56	10	11	35	(12)	(16)	63
	HSBC Bank Canada	45	8	6	31	8	(3)	26
	HSBC Markets Inc	91	42	29	20	(16)	(12)	48
	HSBC Mexico	227	(22)	35	214	287	(105)	32

South America	Brazilian operations	237	140	(145)	242	29	36	177
	HSBC Bank Argentina	3	–	1	2	6	(18)	14

Other operations		237	88	(10)	159	(52)	(117)	328

		3,637	802	(86)	2,921	285	(584)	3,220

Loans and advances to customers

Europe	HSBC Bank	9,298	1,967	592	6,739	1,375	(501)	5,865
	HSBC Private Banking
	Holdings (Suisse)	115	31	5	79	14	(16)	81
	CCF	1,892	238	(243)	1,897	475	(235)	1,657
	HSBC Finance Corporation	1,055	382	2	671	671	–	–

Hong Kong	Hang Seng Bank	882	67	(123)	938	12	(157)	1,083
	The Hongkong and Shanghai Banking
	Corporation	1,406	14	(125)	1,517	109	(305)	1,713

Rest of Asia-	The Hongkong and Shanghai
Pacific	Banking Corporation	1,838	432	(51)	1,457	320	(147)	1,284
	HSBC Bank Malaysia	279	22	(9)	266	20	(5)	251
	HSBC Bank Middle East	418	104	(38)	352	34	(48)	366

North America	HSBC Bank USA	2,936	786	(106)	2,256	88	(251)	2,419
	HSBC Finance Corporation	13,146	3,817	(302)	9,631	9,631	–	–
	HSBC Bank Canada	1,099	199	(82)	982	169	(22)	835
	HSBC Markets Inc	126	39	63	24	(70)	(21)	115
	HSBC Mexico	878	(95)	111	862	915	(155)	102

South America	Brazilian operations	1,569	651	(126)	1,044	125	98	821
	HSBC Bank Argentina	101	15	(17)	103	(28)	(130)	261

Other operations		864	4	233	627	173	(217)	671

		37,902	7,483	974	29,445	13,240	(1,319)	17,524

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

		2004 compared with 2003			2003 compared with 2002
		Increase/(decrease)			Increase/(decrease)

Interest income (continued)		2004	Volume	Rate	2003	Volume	Rate	2002
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Trading securities

Europe	HSBC Bank	846	(64)	(35)	945	(15)	(124)	1,084
	CCF	365	222	(93)	236	(76)	77	235

Hong Kong	Hang Seng Bank	11	(6)	2	15	(1)	(2)	18
	The Hongkong and Shanghai
	Banking Corporation	298	(4)	(32)	334	(20)	(78)	432

Rest of Asia-	The Hongkong and Shanghai
Pacific	Banking Corporation	101	(15)	(8)	124	17	(5)	112
	HSBC Bank Malaysia	5	(7)	1	11	2	–	9

North America	HSBC Bank USA.	115	29	(16)	102	(2)	(36)	140
	HSBC Bank Canada	25	9	(1)	17	–	(1)	18
	HSBC Markets Inc	421	93	25	303	(355)	(94)	752
	HSBC Mexico	173	(82)	(6)	261	309	(75)	27

South America	Brazilian operations	129	–	129	–	–	–	–
	HSBC Bank Argentina	1	2	(2)	1	–	1	–
Other operations		511	205	168	138	106	(52)	84

		3,001	503	11	2,487	(219)	(205)	2,911

Investment securities

Europe	HSBC Bank	1,145	486	–	659	161	(125)	623
	HSBC Private Banking Holdings
	(Suisse)	303	(96)	2	397	(5)	(101)	503
	CCF	239	224	(195)	210	90	(21)	141
	HSBC Finance Corporation	1	(2)	1	2	2	–	–

Hong Kong	Hang Seng Bank	479	109	(90)	460	206	(121)	375
	The Hongkong and Shanghai
	Banking Corporation	779	53	(103)	829	58	(184)	955

Rest of Asia-	The Hongkong and Shanghai
Pacific	Banking Corporation	537	70	(20)	487	143	(104)	448
	HSBC Bank Malaysia	40	2	1	37	4	(1)	34
	HSBC Bank Middle East	27	6	(3)	24	4	(10)	30

North America	HSBC Bank USA	884	(26)	16	894	50	(83)	927
	HSBC Finance Corporation	87	14	14	59	59	–	–
	HSBC Bank Canada	65	4	(14)	75	8	(11)	78
	HSBC Markets Inc	1	–	–	1	–	–	1
	HSBC Mexico	395	222	(81)	254	149	91	14

South America	Brazilian operations	301	11	40	250	(31)	(33)	314
	HSBC Bank Argentina	12	5	(6)	13	(12)	(9)	34

Other operations		196	72	(221)	345	43	(21)	323

		5,491	898	(403)	4,996	903	(707)	4,800

Back to Contents

		2004 compared with 2003			2003 compared with 2002
		Increase/(decrease)			Increase/(decrease)

Interest expense		2004	Volume	Rate	2003	Volume	Rate	2002
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Deposits by banks

Europe	HSBC Bank	415	158	(147)	404	19	9	376
	HSBC Private Banking Holdings
	(Suisse)	27	(6)	5	28	(3)	(29)	60
	CCF	525	302	(175)	398	(38)	(160)	596
	HSBC Finance Corporation	2	(21)	(8)	31	31	–	–

Hong Kong	Hang Seng Bank	14	7	5	2	1	–	1
	The Hongkong and Shanghai
	Banking Corporation	39	9	2	28	5	(12)	35

Rest of Asia-	The Hongkong and Shanghai
Pacific	Banking Corporation	95	28	(14)	81	(3)	(19)	103
	HSBC Bank Malaysia	2	(1)	–	3	–	–	3
	HSBC Bank Middle East	23	7	–	16	7	(6)	15

North America	HSBC USA Inc.	74	(1)	36	39	(3)	(4)	46
	HSBC Bank Canada	8	(2)	(1)	11	(7)	(8)	26
	HSBC Markets Inc	76	22	32	22	(14)	(8)	44
	HSBC Mexico	48	(7)	(4)	59	43	5	11

South America	Brazilian operations	57	68	(104)	93	(19)	33	79
	HSBC Bank Argentina	8	(3)	(3)	14	5	(60)	69

Other operations		128	13	35	80	15	(57)	122

		1,541	527	(295)	1,309	57	(334)	1,586

Customer accounts

Europe	HSBC Bank	4,010	731	538	2,741	633	(443)	2,551
	HSBC Private Banking Holdings
	(Suisse)	377	(40)	16	401	(33)	(115)	549
	CCF	575	161	(192)	606	280	(267)	593
	HSBC Finance Corporation	2	(22)	(4)	28	28	–	–

Hong Kong	Hang Seng Bank	291	9	(7)	289	13	(172)	448
	The Hongkong and Shanghai
	Banking Corporation	392	25	(12)	379	32	(269)	616

Rest of Asia-	The Hongkong and Shanghai
Pacific	Banking Corporation	891	134	38	719	140	(126)	705
	HSBC Bank Malaysia	151	28	(19)	142	14	(3)	131
	HSBC Bank Middle East	60	1	(2)	61	(5)	(40)	106

North America	HSBC USA Inc	680	96	31	553	(9)	(298)	860
	HSBC Bank Canada	351	50	(25)	326	39	30	257
	HSBC Markets Inc	165	70	43	52	(33)	(27)	112
	HSBC Mexico	377	(14)	(17)	408	519	(162)	51

South America	Brazilian operations	842	369	(282)	755	132	132	491
	HSBC Bank Argentina	27	9	(39)	57	6	(166)	217

Other operations		741	261	(30)	510	81	(224)	653

		9,932	1,494	411	8,027	1,202	(1,515)	8,340

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

		2004 compared with 2003			2003 compared with 2002
		Increase/(decrease)			Increase/(decrease)

Interest expense (continued)		2004	Volume	Rate	2003	Volume	Rate	2002
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
CDs and other money market instruments

Europe	HSBC Bank	424	195	78	151	132	(64)	83
	CCF	214	117	(65)	162	37	(76)	201

Hong Kong	Hang Seng Bank	30	(3)	(3)	36	(23)	(6)	65
	The Hongkong and Shanghai
	Banking Corporation	357	51	(15)	321	142	(79)	258

Rest of Asia-	The Hongkong and Shanghai
Pacific	Banking Corporation	183	51	11	121	63	(11)	69
	HSBC Bank Malaysia	8	–	–	8	5	(4)	7

North America	HSBC USA Inc	26	2	(2)	26	(18)	(18)	62
	HSBC Finance Corporation	188	64	64	60	60	–	–
	HSBC Bank Canada	89	24	(19)	84	25	3	56
	HSBC Mexico	134	(20)	(15)	169	258	(111)	22

South America	Brazilian operations	15	7	(4)	12	3	(5)	14
	HSBC Bank Argentina	–	–	–	–	(7)	–	7

Other operations		106	22	25	59	15	28	16

		1,774	625	(60)	1,209	556	(207)	860

Loan capital

Europe	HSBC Bank	579	92	21	466	114	(111)	463
	CCF	219	22	10	187	73	(50)	164
	HSBC Finance Corporation	161	62	(12)	111	111	–	–

Hong Kong	The Hongkong and Shanghai
	Banking Corporation	80	(7)	7	80	–	(3)	83

Rest of Asia-	The Hongkong and Shanghai
Pacific	Banking Corporation	42	28	(3)	17	9	(4)	12

North America	HSBC USA Inc	350	330	(158)	178	(7)	(29)	214
	HSBC Finance Corporation	2,751	746	226	1,779	1,779	–	–
	HSBC Bank Canada	76	35	(25)	66	18	(17)	65
	HSBC Mexico	–	(13)	–	13	18	(7)	2

South America	Brazilian operations	49	12	(9)	46	(11)	13	44
	HSBC Bank Argentina	7	(22)	(1)	30	7	(39)	62

Other operations		(22)	(132)	(23)	133	51	(85)	(167)

		4,292	920	266	3,106	2,199	(369)	1,276

Back to Content

Risk management

All HSBC’s activities involve analysis, evaluation, acceptance and management of some degree of risk or combination of risks. The most important types of risk are credit risk (which includes country and cross-border risk), liquidity risk, market risk, reputational risk and operational risk. Market risk includes foreign exchange, interest rate and equity price risks.

     HSBC’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and limits continually by means of reliable and up-to-date administrative and information systems. HSBC continually modifies and enhances its risk management policies and systems to reflect changes in markets and products and in best practice risk management processes. Training, individual responsibility and accountability, together with a disciplined, conservative and constructive culture of control, lie at the heart of HSBC’s management of risk.

     The Group Management Board, under authority delegated by the Board of Directors, formulates high level Group risk management policy. A separately constituted Risk Management Meeting monitors risk and receives reports which allow it to review the effectiveness of HSBC’s risk management policies.

Credit risk management

Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its obligations under a contract. It arises principally from lending, trade finance, treasury and leasing activities. HSBC has dedicated standards, policies and procedures to control and monitor all such risks.

     Within Group Head Office, a separate function, Group Credit and Risk, is mandated to provide high-level centralised management of credit risk for HSBC worldwide. Group Credit and Risk is headed by a Group General Manager who reports to the Group Chief Executive, and its responsibilities include the following:

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
over the maximum level of HSBC’s exposure to customers, customer groups and other risk concentrations in an approach which is designed to be more conservative than internationally accepted regulatory standards. All operating companies within HSBC are required to adopt this approach.

•	Issuing lending guidelines to HSBC’s operating companies on the Group’s attitude towards, and appetite for lending to, inter alia, specified market sectors, industries and products. Each HSBC operating company and major business unit is required to base its own lending guidelines on HSBC’s standards, regularly update them and disseminate them to all credit and marketing executives.

•	Undertaking an independent review and objective assessment of risk. Group Credit and Risk assesses all commercial non-bank credit facilities originated by HSBC’s operating companies in excess of designated limits, prior to the facilities being committed to customers. Operating companies may not confirm credit approval without this concurrence. Renewals and reviews of commercial non-bank facilities over designated levels are subject to the same process.

•	Controlling exposures to banks and other financial institutions. HSBC’s credit and settlement risk limits to counterparties in the finance and government sectors are approved centrally to optimise the use of credit availability and avoid excessive risk concentration. A dedicated unit within Group Credit and Risk controls and manages these exposures globally using centralised systems and automated processes.

•	Controlling cross-border exposures. Country and cross-border risk is managed by a dedicated unit within Group Credit and Risk using centralised systems, through the imposition of country limits with sub-limits by maturity and type of business. Country limits are determined by taking into account economic and political factors, and applying local business knowledge. Transactions with countries deemed to be high risk are considered case-by-case.

•	Controlling exposures to selected industries. Group Credit and Risk controls HSBC’s exposure to the shipping and aviation sectors, and closely monitors exposures to other industries such as telecommunications, automobiles, insurance and real estate. Where necessary, restrictions are imposed on new

Back to Content

H S B C   H O L D I N G S   P L C

Financial Review (continued)

business, or exposure within HSBC’s operating companies is capped.

•	Maintaining and developing HSBC’s facility grading process in order to categorise exposures into meaningful segments and facilitate focused management of the identified risks. Historically, HSBC’s grading framework involved a minimum of seven grades, the first three of which are applied to differing levels of satisfactory risk. Of the four unsatisfactory grades, grades 6 and 7 are non-performing loans. For banks, the grading structure involves ten tiers, six of which cover satisfactory risk. A more sophisticated grading framework, based on default probability and loss estimates and comprising up to 22 categories, is being progressively implemented across the HSBC Group and is already operative in several major business units. This new approach will increasingly allow a more granular analysis of risk trends. Grading methodology is based upon a wide range of financial analytics together with market data-based tools which are core inputs to the assessment of counterparty risk. Although automated grading processes are increasingly in use for the larger facilities, ultimate responsibility for setting facility grades rests with the final approving executive in each case. Facility grades are reviewed frequently and amendments, where necessary, are implemented promptly.

•	Reviewing the performance and effectiveness of operating companies’ credit approval processes. Regular reports are provided to Group Credit and Risk on the credit quality of local portfolios and corrective action is taken where necessary.

•	Reporting to certain senior executives on aspects of the HSBC loan portfolio. These executives, as well as the Group Management Board, the Risk Management Meeting, the Group Audit Committee and the Board, receive a variety of regular reports covering:

	–	risk concentrations and exposure to industry sectors;

	–	large customer group exposures;

	–	emerging market debt and provisioning;

	–	large non-performing accounts and provisions;

	–	specific segments of the portfolio: real estate, telecommunications, automobiles, insurance, aviation and shipping, as well as ad hoc reviews;
	–	country limits and cross-border exposures; and

	–	causes of unexpected loss and lessons learned.

•	Managing and directing credit-related systems initiatives. HSBC has a centralised database of large corporate, sovereign and bank facilities and is constructing a database comprising all Group credit assets. A systems-based credit application process for bank lending is operational in all jurisdictions and a common electronic corporate credit application system is deployed in all of the Group’s major businesses.

•	Providing advice and guidance to HSBC’s operating companies in order to promote best practice throughout the Group on credit-related matters such as:

	–	regulatory developments;

	–	implementing environmental and social responsibility policies;

	–	scoring and portfolio provisioning;

	–	new products;

	–	training courses; and

	–	credit-related reporting.

•	Acting on behalf of HSBC Holdings as the primary interface for credit-related issues with external parties including the Bank of England, the UK FSA, rating agencies, corporate analysts, trade associations and counterparts in the world’s major banks and non-bank financial institutions.

Each operating company is required to implement credit policies, procedures and lending guidelines which conform to HSBC Group standards, with credit approval authorities delegated from the Board of Directors of HSBC Holdings to the relevant Chief Executive Officer. In each major subsidiary, management includes a Chief Risk Officer (or Chief Credit Officer) who reports to the local Chief Executive Officer on credit-related issues. All Chief Credit/Risk Officers have a functional reporting line to the Group General Manager, Group Credit and Risk.

Each operating company is responsible for the quality and performance of its credit portfolios and for monitoring and controlling all credit risks in its portfolios, including those subject to central approval by Group Credit and Risk. This includes managing its own risk concentrations by market sector, geography and product. Local systems are in

Back to Content

place throughout the Group to enable operating companies to control and monitor exposures by customer and counterparty.

     Special attention is paid to problem loans. When appropriate, specialist units are established by HSBC’s operating companies to provide customers with intensive management and control support in order to help them avoid default wherever possible thereby maximising recoveries for HSBC.

     Regular audits of operating companies’ credit processes are undertaken by HSBC’s Internal Audit function. Audits include consideration of the completeness and adequacy of credit manuals and lending guidelines, an in-depth analysis of a representative sample of accounts, an overview of homogeneous portfolios of similar assets to assess the quality of the loan book and other exposures, and adherence to Group standards and policies in the extension of credit facilities. Individual accounts are reviewed to ensure that facility grades are appropriate, that credit and collection procedures have been properly followed and that, where an account or portfolio evidences deterioration, adequate provisions are raised in accordance with the Group’s established processes. Internal Audit will discuss with management facility gradings they consider to be inappropriate, and their subsequent recommendations for revised g rades must then be assigned to the facilities concerned.

Provisions for bad and doubtful debts

It is HSBC’s policy that each operating company make provision for bad and doubtful debts promptly when required and on a consistent basis in accordance with established Group guidelines.

     HSBC’s grading process for credit facilities extended by members of the Group is designed to highlight exposures requiring greater management attention based on a higher probability of default and potential loss. Management particularly focuses on facilities to those borrowers and portfolio segments classified below satisfactory grades. Amendments to facility grades, where necessary, are required to be undertaken promptly. Management also regularly evaluates the adequacy of the established provisions for bad and doubtful debts by conducting a detailed review of the loan portfolio, comparing performance and delinquency statistics to historical trends and assessing the impact of current economic conditions.

     Two types of provision are in place: specific and general. These are discussed below.

Specific provisions

Specific provisions represent the quantification of actual and inherent losses from homogeneous portfolios of assets and individually identified accounts. In addition, specific provisions for the sovereign risk inherent in cross-border credit exposures are established for certain countries. Specific provisions are deducted from loans and advances in the balance sheet.

Portfolios

Where homogeneous groups of assets are reviewed on a portfolio basis, for example credit cards, other unsecured consumer lending, motor vehicle financing and residential mortgage loans, two alternative methods are used to calculate specific provisions:

•	When appropriate empirical information is available, the Group utilises roll rate methodology (a statistical analysis of historical trends of the probability of default and amount of consequential loss, assessed at each time period for which payments are overdue), other historical data and an evaluation of current economic conditions, to calculate an appropriate level of specific provision based on inherent loss. In certain highly developed markets, sophisticated models also take into account behavioural and account management trends such as bankruptcy and restructuring statistics. Roll rates are regularly benchmarked against actual outcomes to ensure that they remain appropriate.

•	When the portfolio size is less than US$20 million or when information is insufficient or not sufficiently reliable for a roll rate methodology to be adopted, the Group uses a formulaic method which allocates progressively higher loss rates in line with the period of time through which a customer’s loan is overdue.

The Group intends to extend the use of the roll rate methodologies to all homogeneous portfolios of assets (for calculating specific provisions) as information becomes available.

The portfolio approach is applied to accounts in the following portfolios:

•	low value, homogeneous small business accounts in certain jurisdictions;

•	residential mortgages less than 90 days overdue; and

•	credit cards and other unsecured consumer lending products.

Back to Content

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     These portfolio provisions are generally reassessed monthly and charges for new provisions, or releases of existing provisions, are calculated for each separately identified portfolio.

Individually assessed accounts

Specific provisions on individually assessed accounts are determined by an evaluation of the exposures case-by-case. This procedure is applied to all accounts that do not qualify for, or are not subject to, a portfolio-based approach outlined above. In determining such provisions on individually assessed accounts, the following factors are considered:

•	the Group’s aggregate exposure to the customer (including contingent liabilities);

•	the viability of the customer’s business model and capability to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations;

•	the likely dividend available on liquidation or bankruptcy;

•	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Group and the likelihood of other creditors continuing to support the company;

•	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

•	the amount and timing of expected receipts and recoveries;

•	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

•	the deduction of any costs involved in recovery of amounts outstanding;

•	the ability of the borrower to obtain and make payments in the relevant foreign currency if loans are not in local currency; and,

•	where available, the secondary market price for the debt.

Group policy requires a review of the level of specific provisions on individual facilities above materiality thresholds at least half-yearly, or more regularly where individual circumstances require. This will normally include a review of collateral held (including re-confirmation of its enforceability) and an assessment of actual and anticipated receipts. For significant commercial and corporate debts, specialised loan ‘work-out’ teams with experience in insolvency and specific market sectors are used. This expertise enables likely losses on significant individual exposures to be assessed more accurately. Releases on individually calculated specific provisions are recognised whenever the Group has reasonable evidence that the established estimate of loss has been reduced.

Cross-border exposures

Specific provisions are established in respect of cross-border exposures to countries assessed by management to be vulnerable to foreign currency payment restrictions. This assessment includes analysis of both economic and political factors. Economic factors include the level of external indebtedness, the debt service burden and access to external sources of funds to meet the debtor country’s financing requirements. Political factors taken into account include the stability of the country and its government, potential threats to security and the quality and independence of the legal system.

     Provisions are applied to all qualifying exposures within these countries unless these exposures:

•	are performing, trade-related and of less than one year’s maturity;

•	are mitigated by acceptable security cover which is, other than in exceptional cases, held outside the country concerned; or

•	are represented by securities held for trading purposes for which a liquid and active market exists, and which are marked to market daily.

General provisions

General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be individually identified as such until some time in the future. HSBC requires each operating company to maintain a general provision which is determined after taking into account:

•	historical loss experience in portfolios of similar risk characteristics, for example, by industry sector, loan grade or product;

•	the estimated period between a loss occurring and that loss being identified and evidenced by the establishment of a specific provision against that loss; and

•	management’s judgement as to whether the current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by

Back to Content

historical experience.

     The estimated period between a loss occurring and its identification (as evidenced by the establishment of a specific provision for this loss) is determined by local management for each identified portfolio. In general, the periods used vary between four and twelve months.

     In normal circumstances, historical experience is the most objective and accurate framework used to assess inherent loss within each portfolio. Historical loss experience is generally benchmarked against the weighted average annual rate of losses over a five-year period.

     In certain circumstances, economic conditions are such that historical loss experience provides insufficient evidence of the inherent loss in a given portfolio. In such circumstances, management uses its judgement, supported by relevant experience from similar situations, to determine an appropriate general provision.

     The basis used to establish the general provision within each reporting entity is documented, and is reviewed by senior Group credit management for conformity with Group policy.

Suspended and non-accrual interest

For individually assessed accounts, loans are designated as non-performing as soon as management has doubts as to the ultimate collectibility of principal or interest, or when contractual payments of principal or interest are 90 days overdue. When a loan is designated as non-performing, interest is not normally credited to the profit and loss account and either interest accruals will cease (‘non-accrual loans’) or interest will be credited to an interest suspense account in the balance sheet which is netted against the relevant loan (‘suspended interest’).

     Within portfolios of low value, high volume, homogeneous loans, interest will normally be suspended on facilities 90 days or more overdue. In certain operating subsidiaries, interest income on credit cards may continue to be included in earnings after the account is 90 days overdue, provided that a suitable provision is raised against the portion of accrued interest which is considered to be irrecoverable.

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

On receipt of cash (other than from the realisation of security), the overall risk is reevaluated and, if appropriate, suspended or non-accrual interest is recovered and taken to the profit and loss account. Amounts received from the realisation of security are applied first to the repayment of outstanding indebtedness, with any surplus used to recover specific provisions and then suspended interest.

Charge-offs

Loans (and the related provisions) are normally charged off, either partially or in full, when there is no realistic prospect of recovery of these amounts and when the proceeds from the realisation of security have been received. Unsecured consumer facilities are charged off between 150 and 210 days overdue. In the case of HSBC Finance, this period is generally extended to 300 days overdue (270 days for real estate secured products). There are no cases where the charge-off period exceeds 360 days except for the UK where certain consumer finance accounts are still deemed collectible beyond this point. In the case of bankruptcy, charge-off can occur earlier.

     US banks typically write off problem lending more quickly than is the practice in the UK. This means that HSBC’s reported levels of credit risk elements and associated provisions are likely to be higher than those of comparable US banks.

Restructuring of loans

Restructuring activity is designed to manage customer relationships, maximise collection opportunities and avoid foreclosure or repossession, if possible. Following restructuring, an overdue consumer account will normally be reset to current status. Restructuring policies and practices are based on indicators or criteria which, in the judgement of local management, evidence the probability that payment will continue. These policies are continually reviewed and their application varies depending upon the nature of the market, the product and the availability of empirically based data. Where empirical evidence indicates an increased propensity to default on restructured accounts, the use of roll rate methodologies for the calculation of provisions results in the increased default propensity being reflected in provisions.

Back to Content

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     Restructuring activity is used most commonly within consumer finance portfolios. The largest concentration is domiciled in the US in HSBC Finance Corporation. The majority of restructured accounts relate to secured lending.

     In addition to restructuring, HSBC’s consumer lending businesses, principally HSBC Finance Corporation’s, use other account management techniques on a more limited basis, such as extended payment arrangements, approved external debt management plans, deferring foreclosure, modification, loan rewrites and/or deferral of payments pending a change in circumstances. When using such techniques, accounts may be treated as current, although if payment difficulties are subsequently experienced they will be re-designated as delinquent.

     At 31 December 2004, the total value of accounts which have been either restructured or subject to other account management techniques in HSBC Finance was US$15 billion, representing 12 per cent of the HSBC Finance loan book, compared with US$18 billion or some 15 per cent at 31 December 2003.

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

     At constant exchange rates, loans and advances to customers (excluding the finance sector and settlement accounts) grew by US$101.4 billion or 20 per cent, during 2004. On the same basis, personal lending comprised 63 per cent of HSBC’s loan portfolio and over 72 per cent of the growth in loans in 2004 related to personal and consumer lending.

     Overall, including the finance sector and settlement accounts, personal lending represented 57 per cent of total advances to customers at 31 December 2004.

Gross loans and advances to customers

		Constant	Under-
		currency	lying
	2003	effect	change	2004
	US$m	US$m	US$m	US$m
Personal
Residential mortgages	165,464	5,634	51,367	222,465
Hong Kong Government Home Ownership Scheme	6,290	(8)	(880)	5,402
Other personal	134,145	2,935	22,926	160,006

Total personal	305,899	8,561	73,413	387,873

Corporate and commercial
Commercial, industrial and international trade	85,668	4,686	10,987	101,341
Commercial real estate	35,088	1,596	6,699	43,383
Other property-related	17,140	584	2,924	20,648
Government	9,590	223	400	10,213
Other commercial[1]	44,030	2,325	6,955	53,310

Total corporate and commercial	191,516	9,414	27,965	228,895

Financial
Non-bank financial institutions	37,091	1,878	13,271	52,240
Settlement accounts	8,594	267	4,973	13,834

Total financial	45,685	2,145	18,244	66,074

Total gross loans and advances to customers	543,100	20,120	119,622	682,842

1 Other commercial includes advances in respect of agriculture, transport, energy and utilities.

Back to Contents

The commentary below is on a constant currency basis.

     Residential mortgages increased by 28 per cent to US$227.9 billion and comprised 33 per cent of total gross loans to customers at 31 December 2004. Growth was particularly strong in North America where residential mortgages rose by 44 per cent to US$112.9 billion. A combination of low unemployment and low interest rates encouraged both growth in new lending and the refinancing of existing mortgages. HSBC Finance also introduced a number of new products and activated a new correspondent relationship in the first half of the year. Residential mortgages in Europe increased by 26 per cent, predominantly in the UK, reflecting the success of a number of marketing initiatives, competitive pricing and continued buoyancy in the housing market. Mortgage balances in Hong Kong were marginally lower than in 2003 as a 14 per cent fall in GHOS, which remained suspended during the year, offset a small rise in non-scheme mortgages. In the rest of Asia-Pacific, residential mortgages grew by US$2.0 billion, or 16 per cent, with particularly strong growth in China, the Middle East, India, South Korea, Taiwan and Singapore.

     Other personal lending, which represented 23 per cent of total gross loans to customers at 31 December 2004, increased by 17 per cent to US$160.0 billion. Excluding the impact of the acquisition of M&S Money in the UK in November 2004, the increase was 13 per cent. In Europe, excluding this acquisition, other personal lending grew by 18 per cent as consumer expenditure remained strong, particularly in the UK, while lending to European Private Banking clients rose by 22 per cent as customers took advantage of low interest rates to finance higher returning securities. Hong Kong and the rest of Asia-Pacific also benefited from improved consumer sentiment and other personal lending in Hong Kong increased by 23 per cent. In the rest of Asia-Pacific, an expansion of consumer credit and growth in the credit cards base contributed to a 25 per cent increase in other personal lending while the US benefited from strong growth in both the cards base and balances, and an expansion of auto finance lending.

     Loans and advances to the large corporate sector remained subdued but commercial lending in Hong Kong and in the rest of Asia-Pacific expanded as regional trade volumes grew. International trade balances in Hong Kong increased by 26 per cent to US$7.8 billion, as economic expansion in mainland China, and buoyant consumer spending in the US encouraged business expansion. Inter-regional trade volumes also grew across the rest of Asia-Pacific and trade finance lending in the region increased by 30 per cent with particularly strong growth in the Middle East, where oil producing countries benefited from high global oil prices, Singapore, Korea and Japan.

     The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the lending branch.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Customer loans and advances by industry sector

	At 31 December 2004

							Gross loans
						Gross	by customer
			Rest of			loans and	type as a
		Hong	Asia-	North	South	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	70,552	24,040	14,799	112,866	208	222,465	32.6
Hong Kong Government Home
Ownership Scheme	–	5,402	–	–	–	5,402	0.8
Other personal	57,920	9,104	9,075	80,463	3,444	160,006	23.4

Total personal	128,472	38,546	23,874	193,329	3,652	387,873	56.8

Corporate and commercial
Commercial, industrial and
international trade	54,438	14,138	19,178	11,599	1,988	101,341	14.8
Commercial real estate	18,827	10,391	4,232	9,798	135	43,383	6.4
Other property-related	6,750	5,959	3,349	4,518	72	20,648	3.0
Government	3,663	615	1,432	3,868	635	10,213	1.5
Other commercial[1]	31,626	7,294	7,023	6,448	919	53,310	7.8

Total corporate and commercial	115,304	38,397	35,214	36,231	3,749	228,895	33.5

Financial
Non-bank financial institutions	30,809	1,932	2,297	17,090	112	52,240	7.7
Settlement accounts	4,491	596	305	8,431	11	13,834	2.0

Total financial	35,300	2,528	2,602	25,521	123	66,074	9.7

Total gross loans and advances to
customers[2]	279,076	79,471	61,690	255,081	7,524	682,842	100.0

Percentage of Group loans and
advances by geographical
region	40.9%	11.6%	9.0%	37.4%	1.1%	100.0%

Non-performing loans[3,4]	6,065	773	1,180	4,583	658	13,259
Non-performing loans as a
percentage of gross loans and
advances to customers[3,4]	2.2%	1.0%	1.9%	1.8%	8.7%	1.9%
Specific provisions outstanding
against loans and advances	4,036	331	791	4,420	522	10,100
Specific provisions outstanding
as a percentage of non-
performing loans[3,4]	66.5%	42.8%	67.0%	96.4%	79.3%	76.2%

1	Other commercial includes advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$56,222 million.
3	Net of suspended interest.
4	Included in North America are non-performing loans of US$3,782 million and specific provisions of US$3,443 million in HSBC
Finance; excluding HSBC Finance, specific provisions outstanding as a percentage of non-performing loans was 54.6 per cent.

Included in gross loans and advances to customers are the following numbers in respect of HSBC Finance, 92 per cent of which relate to North America:

	2004	2003
	US$m	US$m

Residential mortgages	60,829	46,057
Motor vehicle finance	10,237	8,868
MasterCard/Visa credit cards	22,225	21,207
Private label cards	15,891	15,413
Other unsecured personal lending	32,677	30,130
Corporate and commercial lending	44	101

Total	141,903	121,776

Back to Contents

	At 31 December 2003

								Gross loans
							Gross	by customer
			Rest of				loans and	type as a
		Hong	Asia-	North		South	advances to	% of total
	Europe	Kong	Pacific	America		America	customers	gross loans
	US$m	US$m	US$m	US$m		US$m	US$m	%
Personal
Residential mortgages	51,721	23,664	12,101	77,754		224	165,464	30.3
Hong Kong Government Home
Ownership Scheme	–	6,290	–	–		–	6,290	1.2
Other personal	42,041	7,420	7,135	75,173		2,376	134,145	24.7

Total personal	93,762	37,374	19,236	152,927		2,600	305,899	56.2

Corporate and commercial
Commercial, industrial and
international trade	49,468	10,966	14,892	8,907		1,435	85,668	15.8
Commercial real estate	15,517	8,548	3,149	7,785		89	35,088	6.5
Other property-related	5,416	5,075	2,597	3,994		58	17,140	3.2
Government	2,462	927	1,450	4,104		647	9,590	1.8
Other commercial[1]	24,239	6,754	5,735	6,619		683	44,030	8.1

Total corporate and commercial	97,102	32,270	27,823	31,409		2,912	191,516	35.4

Financial
Non-bank financial institutions	21,226	4,921	2,027	8,839		78	37,091	6.8
Settlement accounts	3,068	556	188	4,767		15	8,594	1.6

Total financial	24,294	5,477	2,215	13,606		93	45,685	8.4

Total gross loans and advances to
customers[2]	215,158	75,121	49,274	197,942		5,605	543,100	100.0

Percentage of Group loans and
advances by geographical
region	39.7%	13.8%	9.1%	36.4%		1.0%	100.0%

Non-performing loans[3]	5,701	1,671	1,538	5,444	[4]	696	15,050

Non-performing loans as a
percentage of gross loans and
advances to customers[3]	2.6%	2.2%	3.1%	2.8%		12.4%	2.8%
Specific provisions outstanding
against loans and advances	3,554	629	981	5,184	[4]	530	10,878

Specific provisions outstanding
as a percentage of non-
performing loans[3]	62.3%	37.6%	63.8%	95.2%	[4]	76.1%	72.3%

1	Other commercial includes advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$48,634 million.
3	Net of suspended interest.
4	Includes non-performing loans of US$4,380 million and specific provisions of US$4,448 million in HSBC Finance; excluding HSBC
Finance, specific provisions outstanding as a percentage of non-performing loans was 69.2 per cent.

Back to Contents

H S B C   H O L D I N G S   P L C

 Financial Review (continued)

Customer loans and advances by industry sector (continued)

	At 31 December 2002

							Gross loans
						Gross	by customer
			Rest of			loans and	type as a
		Hong	Asia-	North	South	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	38,719	23,839	7,507	26,666	253	96,984	26.9
Hong Kong Government Home Ownership Scheme	–	7,255	–	–	–	7,255	2.0
Other personal	26,748	7,066	5,900	7,836	1,012	48,562	13.4

Total personal	65,467	38,160	13,407	34,502	1,265	152,801	42.3

Corporate and commercial
Commercial, industrial and international trade	44,424	10,173	12,582	10,773	1,063	79,015	21.8
Commercial real estate	11,887	8,336	2,701	6,297	46	29,267	8.1
Other property-related	3,970	4,805	2,031	4,515	26	15,347	4.2
Government	2,164	719	933	4,575	562	8,953	2.5
Other commercial[1]	22,712	6,612	5,950	4,835	565	40,674	11.2

Total corporate and commercial	85,157	30,645	24,197	30,995	2,262	173,256	47.8

Financial
Non-bank financial institutions	15,221	2,055	931	9,231	49	27,487	7.6
Settlement accounts	2,622	347	192	5,224	–	8,385	2.3

Total financial	17,843	2,402	1,123	14,455	49	35,872	9.9

Total gross loans and advances to customers[2]	168,467	71,207	38,727	79,952	3,576	361,929	100.0

Percentage of Group loans and advances by geographical region	46.5%	19.7%	10.7%	22.1%	1.0%	100.0%

Non-performing loans[3]	4,495	1,724	2,055	1,773	476	10,523

Non-performing loans as a percentage of gross loans and advances to customers[3]	2.7%	2.4%	5.3%	2.2%	13.3%	2.9%
Specific provisions outstanding against loans and advances	2,774	688	1,321	1,482	341	6,606

Specific provisions outstanding as a percentage of non-performing loans[3]	61.7%	39.9%	64.3%	83.6%	71.6%	62.8%

1	Other commercial includes advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$9,950 million.
3	Net of suspended interest.

Back to Contents

	At 31 December 2001

							Gross loans
						Gross	by customer
			Rest of			loans and	type as a
		Hong	Asia-	North	South	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	27,282	23,125	5,134	22,126	548	78,215	24.7
Hong Kong Government Home
Ownership Scheme	–	8,123	–	–	–	8,123	2.6
Other personal	21,065	6,227	4,616	6,273	1,280	39,461	12.3

Total personal	48,347	37,475	9,750	28,399	1,828	125,799	39.6

Corporate and commercial
Commercial, industrial and
international trade	38,476	9,662	11,226	9,018	1,720	70,102	22.1
Commercial real estate	9,475	8,474	2,395	5,877	77	26,298	8.3
Other property-related	3,630	4,710	2,169	4,011	69	14,589	4.6
Government	2,393	543	900	728	775	5,339	1.7
Other commercial[1]	20,510	6,349	5,457	4,230	617	37,163	11.7

Total corporate and commercial	74,484	29,738	22,147	23,864	3,258	153,491	48.4

Financial
Non-bank financial institutions	11,329	1,546	752	12,572	118	26,317	8.3
Settlement accounts	2,361	223	189	8,984	4	11,761	3.7

Total financial	13,690	1,769	941	21,556	122	38,078	12.0

Total gross loans and advances
to customers[2]	136,521	68,982	32,838	73,819	5,208	317,368	100.0

Percentage of Group loans and
advances by geographical
region	43.0%	21.7%	10.3%	23.3%	1.7%	100.0%

Non-performing loans[3]	3,682	2,028	2,723	672	544	9,649

Non-performing loans as a
percentage of gross loans and
advances to customers[3]	2.7%	2.9%	8.3%	0.9%	10.4%	3.0%

Specific provisions outstanding
against loans and advances	2,204	856	1,786	289	365	5,500

Specific provisions outstanding
as a percentage of non-
performing loans[3]	59.8%	42.2%	65.6%	43.0%	67.1%	57.0%

1	Other commercial includes advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$8,289 million.
3	Net of suspended interest.

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

Back to Contents

Customer loans and advances by principal area within rest of Asia-Pacific and South America

	At 31 December 2004

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m
Loans and advances to customers (gross)
Australia and New Zealand	5,871	635	2,580	3,761	12,847
India	778	371	56	1,440	2,645
Indonesia	12	166	9	769	956
Japan	12	106	689	3,532	4,339
Mainland China	256	10	794	3,329	4,389
Malaysia	2,029	670	407	2,611	5,717
Middle East	129	1,976	1,414	6,326	9,845
Singapore	2,139	3,027	1,263	2,259	8,688
South Korea	1,834	189	6	1,559	3,588
Taiwan	1,509	762	–	805	3,076
Thailand	28	178	75	1,135	1,416
Other	202	985	288	2,709	4,184

Total of rest of Asia-Pacific	14,799	9,075	7,581	30,235	61,690

Argentina	37	69	21	1,061	1,188
Brazil	170	3,374	158	2,433	6,135
Other	1	1	28	171	201

Total of South America	208	3,444	207	3,665	7,524

	At 31 December 2003

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m
Loans and advances to customers (gross)
Australia and New Zealand	5,436	497	1,835	3,460	11,228
India	424	305	10	1,329	2,068
Indonesia	13	135	20	670	838
Japan	13	75	613	2,731	3,432
Mainland China	78	6	614	1,887	2,585
Malaysia	1,837	518	311	2,591	5,257
Middle East	61	1,660	923	4,726	7,370
Singapore	1,521	2,420	1,142	2,219	7,302
South Korea	1,430	81	–	847	2,358
Taiwan	1,073	506	–	852	2,431
Thailand	32	129	82	743	986
Other	183	803	196	2,237	3,419

Total of rest of Asia-Pacific	12,101	7,135	5,746	24,292	49,274

Argentina	47	62	16	975	1,100
Brazil	176	2,313	122	1,715	4,326
Other	1	1	9	168	179

Total of South America	224	2,376	147	2,858	5,605

147

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Analysis of loans and advances to banks by geographical region

							Provisions
						Gross	for bad
			Rest of			loans and	and
		Hong	Asia-	North	South	advances	doubtful
	Europe	Kong	Pacific	America	America	to banks	debts
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

31 December 2004	55,876	45,300	14,783	24,176	2,597	142,732	(17)
Suspended interest						(3)

Total						142,729

31 December 2003	51,806	38,639	12,948	11,885	1,922	117,200	(24)
Suspended interest						(3)

Total						117,197

31 December 2002	39,398	33,359	10,708	10,391	1,665	95,521	(23)
Suspended interest						(2)

Total						95,519

31 December 2001	40,665	42,516	11,253	7,979	2,252	104,665	(22)
Suspended interest						(2)

Total						104,663

31 December 2000	45,072	57,154	11,197	9,441	3,200	126,064	(30)
Suspended interest						(2)

Total						126,062

Provisions against total loans and advances

	Year ended 31 December 2004

	Specific	General	Total
	US$m	US$m	US$m

At 1 January 2004	10,902	2,813	13,715
Amounts written off	(8,896)	–	(8,896)
Recoveries of advances written off in previous years	912	–	912
Charge/(credit) to profit and loss account	6,793	(436)	6,357
Acquisition of subsidiaries	219	37	256
Exchange and other movements	187	155	342

At 31 December 2004	10,117	2,569	12,686

– HSBC Finance	3,672	616	4,288
– Rest of HSBC	6,445	1,953	8,398

Provisions against loans and advances to customers

	2004	2003	2002	2001	2000
	%	%	%	%	%
Total provisions to gross lending[1]
Specific provisions	1.58	2.11	1.94	1.90	2.17
General provisions
Additional general provisions held against Argentine risk	–	–	0.04	0.21	–
Other	0.40	0.54	0.70	0.71	0.75

Total provisions	1.98	2.65	2.68	2.82	2.92

1	Net of suspended interest, reverse repo transactions and settlement accounts.

148

Back to Contents

The following tables show details of the movements in HSBC’s provisions for bad and doubtful debts by location of lending office for each of the past five years. A discussion of the material movements in the charge for provisions by region follows these tables.

	Year ended 31 December 2004

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	4,435	1,055	1,181	6,461	583	13,715

Amounts written off:
Commercial, industrial and international trade	(298)	(35)	(165)	(72)	(65)	(635)
Real estate	(30)	(55)	(17)	(3)	(3)	(108)
Non-bank financial institutions	(14)	(2)	(1)	(3)	–	(20)
Other commercial	(211)	(33)	(42)	(206)	(24)	(516)
Residential mortgages	(10)	(52)	(8)	(493)	(3)	(566)
Other personal	(768)	(161)	(179)	(5,640)	(303)	(7,051)

Total amounts written off	(1,331)	(338)	(412)	(6,417)	(398)	(8,896)

Recoveries of amounts written off in previous years:
Commercial, industrial and international trade	27	10	4	73	4	118
Real estate	3	–	10	4	–	17
Non-bank financial institutions	3	–	–	–	–	3
Other commercial	6	3	9	34	30	82
Residential mortgages	1	12	1	18	–	32
Other personal	97	21	41	455	46	660

Total recoveries	137	46	65	584	80	912

Net charge to profit and loss account[1]:
Banks	(7)	–	(1)	–	(2)	(10)
Commercial, industrial and international trade	181	(56)	49	(44)	47	177
Real estate	21	(15)	(29)	(1)	1	(23)
Non-bank financial institutions	19	(3)	(1)	–	–	15
Governments	(1)	–	–	1	–	–
Other commercial	(68)	(29)	(18)	(37)	(38)	(190)
Residential mortgages	4	(12)	4	485	4	485
Other personal	1,037	116	144	4,783	259	6,339
General provisions	(161)	(224)	(48)	(1)	(2)	(436)

Total charge	1,025	(223)	100	5,186	269	6,357
Foreign exchange and other movements	547	(7)	15	(1)	44	598

Provisions at 31 December	4,813	533	949	5,813	578	12,686

Provisions against banks:
Specific provisions	14	–	3	–	–	17
Provisions against customers:
Specific provisions	4,036	331	791	4,420	522	10,100
General provisions[2]	763	202	155	1,393	56	2,569

Provisions at 31 December	4,813	533	949	5,813	578	12,686

Provisions against customers as a percentage of loans and advances to customers:	%	%	%	%	%	%
Specific provisions	1.45	0.42	1.28	1.73	6.94	1.48
General provisions	0.27	0.25	0.25	0.55	0.74	0.38

Total	1.72	0.67	1.53	2.28	7.68	1.86

1	See table below ‘Net charge to the profit and loss account for bad and doubtful debts’.
2	General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the rest of Asia-Pacific, as well as those booked in Hong Kong.

149

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

	Year ended 31 December 2003

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	3,668	1,143	1,496	2,356	477	9,140

Amounts written off:
Commercial, industrial and international trade	(338)	(71)	(201)	(337)	(69)	(1,016)
Real estate	(31)	(12)	(18)	(113)	(5)	(179)
Non-bank financial institutions	(3)	(13)	(21)	(30)	–	(67)
Governments	(1)	–	(1)	–	–	(2)
Other commercial	(54)	(65)	(42)	(104)	(30)	(295)
Residential mortgages	(4)	(121)	(16)	(529)	(5)	(675)
Other personal	(471)	(302)	(146)	(4,225)	(78)	(5,222)

Total amounts written off	(902)	(584)	(445)	(5,338)	(187)	(7,456)

Recoveries of amounts written off in previous
years:
Commercial, industrial and international trade	25	16	18	20	3	82
Real estate	3	–	4	2	–	9
Non-bank financial institutions	2	–	5	4	–	11
Governments	–	–	–	–	–	–
Other commercial	49	4	11	10	7	81
Residential mortgages	1	6	1	4	1	13
Other personal	62	16	35	295	6	414

Total recoveries	142	42	74	335	17	610

Net charge to profit and loss account[1]:
Banks	(6)	–	3	–	–	(3)
Commercial, industrial and international trade	286	(3)	(45)	78	60	376
Real estate	15	(18)	(8)	(1)	1	(11)
Non-bank financial institutions	(1)	1	(17)	(5)	(1)	(23)
Governments	–	–	1	–	–	1
Other commercial	216	78	(4)	55	(6)	339
Residential mortgages	–	102	23	421	6	552
Other personal	482	271	116	3,992	122	4,983
General Provisions	(118)	(31)	16	136	(124)	(121)

Total charge	874	400	85	4,676	58	6,093

Foreign exchange and other movements[2]	653	54	(29)	4,432	218	5,328

Provisions at 31 December	4,435	1,055	1,181	6,461	583	13,715

Provisions against banks:
Specific provisions	20	–	4	–	–	24
Provisions against customers:
Specific provisions	3,554	629	981	5,184	530	10,878
General provisions[3]	861	426	196	1,277	53	2,813

Provisions at 31 December	4,435	1,055	1,181	6,461	583	13,715

Provisions against customers as a percentage
of loans and advances to customers:	%	%	%	%	%	%
Specific provisions	1.65	0.84	1.99	2.62	9.46	2.00
General provisions	0.40	0.57	0.40	0.65	0.95	0.52

Total	2.05	1.41	2.39	3.27	10.41	2.52

1	See table below ‘Net charge to the profit and loss account for bad and doubtful debts’.
2	Other movements include amounts of US$129 million in Europe and US$4,524 million in North America transferred in on the acquisition of HSBC Finance Corporation, and of US$116 million in South America transferred in on the acquisition of Lloyds TSB Group’s Brazilian businesses and assets.
3	General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the rest of Asia-Pacific, as well as those booked in Hong Kong.

Back to Contents

	Year ended 31 December 2002

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	3,067	1,408	1,952	723	1,033	8,183

Amounts written off:
Banks	–	–	–	–	(1)	(1)
Commercial, industrial and international trade	(161)	(59)	(255)	(92)	(28)	(595)
Real estate	(31)	(18)	(88)	(9)	(4)	(150)
Non-bank financial institutions	(4)	(11)	(2)	(12)	(2)	(31)
Governments	(1)	–	–	–	–	(1)
Other commercial	(54)	(11)	(116)	(149)	(22)	(352)
Residential mortgages	(2)	(109)	(7)	(2)	(10)	(130)
Other personal	(199)	(328)	(132)	(96)	(96)	(851)

Total amounts written off	(452)	(536)	(600)	(360)	(163)	(2,111)

Recoveries of amounts written off in previous
years:
Banks
Commercial, industrial and international trade	15	1	4	6	2	28
Real estate	6	–	2	6	–	14
Non-bank financial institutions	–	–	1	–	–	1
Governments	–	–	–	–	–	–
Other commercial	7	3	14	9	–	33
Residential mortgages	1	7	–	–	–	8
Other personal	29	14	31	14	8	96

Total recoveries	58	25	52	35	10	180

Net charge to profit and loss account[1]:
Banks	(2)	–	–	–	–	(2)
Commercial, industrial and international trade	345	(22)	38	89	30	480
Real estate	(4)	9	(11)	5	2	1
Non-bank financial institutions	3	(14)	(29)	18	11	(11)
Governments	(1)	–	–	(5)	4	(2)
Other commercial	50	(22)	(22)	116	177	299
Residential mortgages	–	70	11	(4)	10	87
Other personal	243	322	93	66	96	820
General Provisions	(65)	(97)	9	15	(213)	(351)

Total charge	569	246	89	300	117	1,321

Foreign exchange and other movements[2]	426	–	3	1,658	(520)	1,567

Provisions at 31 December	3,668	1,143	1,496	2,356	477	9,140

Provisions against banks:
Specific provisions	23	–	–	–	–	23
Provisions against customers:
Specific provisions	2,774	688	1,321	1,482	341	6,606
General provisions[3]	871	455	175	874	136	2,511

Provisions at 31 December	3,668	1,143	1,496	2,356	477	9,140

Provisions against customers as a percentage
of loans and advances to customers:	%	%	%	%	%	%
Specific provisions	1.65	0.97	3.42	1.85	9.73	1.83
General provisions	0.52	0.64	0.45	1.09	3.88	0.69

Total	2.17	1.61	3.87	2.94	13.61	2.52

1	See table below ‘Net charge to the profit and loss account for bad and doubtful debts’.
2	Other movements include amounts transferred in on the acquisition of HSBC Mexico of US$1,704 million.
3	General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the Rest of Asia-Pacific, as well as those booked in Hong Kong.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

	Year ended 31 December 2001

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	3,025	1,802	2,091	739	540	8,197

Amounts written off:
Banks	(5)	–	–	–	–	(5)
Commercial, industrial and international trade	(123)	(238)	(256)	(107)	(29)	(753)
Real estate	(27)	(29)	(18)	(10)	(4)	(88)
Non-bank financial institutions	(5)	(53)	(5)	(3)	(1)	(67)
Governments	–	–	–	–	–	–
Other commercial	(54)	(34)	(48)	(107)	(215)	(458)
Residential mortgages	(4)	(121)	(7)	(2)	(13)	(147)
Other personal	(224)	(155)	(93)	(93)	(95)	(660)

Total amounts written off	(442)	(630)	(427)	(322)	(357)	(2,178)

Recoveries of amounts written off in previous
years:
Banks
Commercial, industrial and international trade	12	1	11	18	3	45
Real estate	1	2	1	–	–	4
Non-bank financial institutions	–	3	1	–	–	4
Governments	–	–	–	–	–	–
Other commercial	17	12	99	11	1	140
Residential mortgages	1	5	–	–	–	6
Other personal	34	8	26	14	4	86

Total recoveries	65	31	138	43	8	285

Net charge to profit and loss account[1]:
Banks	(1)	–	–	–	–	(1)
Commercial, industrial and international trade	164	15	157	93	55	484
Real estate	(35)	16	(6)	2	7	(16)
Non-bank financial institutions	(2)	(20)	(14)	2	–	(34)
Governments	(2)	–	–	(3)	–	(5)
Other commercial	143	(84)	(58)	151	90	242
Residential mortgages	(47)	111	10	1	17	92
Other personal	257	168	82	70	125	702
General provisions	(36)	(9)	1	(16)	633	573

Total charge	441	197	172	300	927	2,037

Foreign exchange and other movements	(22)	8	(22)	(37)	(85)	(158)

Provisions at 31 December	3,067	1,408	1,952	723	1,033	8,183

Provisions against banks:
Specific provisions	22	–	–	–	–	22
Provisions against customers:
Specific provisions	2,204	856	1,786	289	365	5,500
General provisions[2]	841	552	166	434	668	2,661

Provisions at 31 December	3,067	1,408	1,952	723	1,033	8,183

Provisions against customers as a percentage
of loans and advances to customers:	%	%	%	%	%	%
Specific provisions	1.61	1.24	5.44	0.39	7.03	1.73
General provisions	0.62	0.80	0.51	0.59	12.87 [3]	0.84

Total	2.23	2.04	5.95	0.98	19.90	2.57

1	See table below ‘Net charge to the profit and loss account for bad and doubtful debts’.
2	General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the Rest of Asia-Pacific, as well as those booked in Hong Kong.
3	Includes US$600 million of additional provisions held against Argentine loans.

Back to Contents

	Year ended 31 December 2000

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	2,153	1,887	2,686	864	430	8,020

Amounts written off:
Banks	(9)	–	–	–	–	(9)
Commercial, industrial and international trade	(154)	(202)	(191)	(97)	(36)	(680)
Real estate	(27)	(9)	(58)	(13)	(3)	(110)
Non-bank financial institutions	(2)	(8)	(3)	–	–	(13)
Governments	(37)	–	–	–	–	(37)
Other commercial	(68)	(68)	(149)	(97)	(15)	(397)
Residential mortgages	(5)	(82)	(5)	(4)	(7)	(103)
Other personal	(181)	(73)	(88)	(90)	(30)	(462)

Total amounts written off	(483)	(442)	(494)	(301)	(91)	(1,811)

Recoveries of amounts written off in previous
years:
Banks	–	–	–	–	–	–
Commercial, industrial and international trade	4	3	3	1	2	13
Real estate	7	–	2	3	–	12
Non-bank financial institutions	3	–	2	1	–	6
Governments	3	–	–	–	–	3
Other commercial	4	4	23	11	1	43
Residential mortgages	1	1	–	–	1	3
Other personal	32	8	19	15	6	80

Total recoveries	54	16	49	31	10	160

Net charge to profit and loss account[1]:
Banks	2	–	–	–	–	2
Commercial, industrial and international trade	87	81	107	89	43	407
Real estate	(9)	40	19	10	5	65
Non-bank financial institutions	1	–	(3)	(2)	2	(2)
Governments	(19)	–	–	–	–	(19)
Other commercial	(3)	(30)	(18)	80	21	50
Residential mortgages	1	101	5	9	12	128
Other personal	245	55	63	109	109	581
General provisions	43	1	(188)	(138)	2	(280)

Total charge	348	248	(15)	157	194	932

Foreign exchange and other movements[2]	953	93	(135)	(12)	(3)	896

Provisions at 31 December	3,025	1,802	2,091	739	540	8,197

Provisions against banks:
Specific provisions	30	–	–	–	–	30
Provisions against customers:
Specific provisions	2,135	1,241	1,929	278	482	6,065
General provisions[3]	860	561	162	461	58	2,102

Provisions at 31 December	3,025	1,802	2,091	739	540	8,197

Provisions against customers as a percentage
of loans and advances to customers:	%	%	%	%	%	%
Specific provisions	1.61	1.87	6.23	0.44	7.54	2.03
General provisions	0.65	0.84	0.53	0.74	0.91	0.70

Total	2.26	2.71	6.76	1.18	8.45	2.73

1	See table below ‘Net charge to the profit and loss account for bad and doubtful debts’.
2	Other movements include amounts transferred in on the acquisition of CCF of US$882 million.
3	General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the Rest of Asia-Pacific, as well as those booked in Hong Kong.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Net charge to the profit and loss account for bad and doubtful debts

The charge for bad and doubtful debts and non-performing customer loans and related customer provisions can be analysed as follows:

	Year ended 31 December 2004

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions:
New provisions	2,049	245	418	5,877	400	8,989
HSBC Finance	382	–	–	5,549	–	5,931
Rest of HSBC	1,667	245	418	328	400	3,058
Release of provisions no longer required	(726)	(198)	(205)	(106)	(49)	(1,284)
HSBC Finance	–	–	–	–	–	–
Rest of HSBC	(726)	(198)	(205)	(106)	(49)	(1,284)
Recoveries of amounts previously written off	(137)	(46)	(65)	(584)	(80)	(912)
HSBC Finance	(49)	–	–	(428)	–	(477)
Rest of HSBC	(88)	(46)	(65)	(156)	(80)	(435)

	1,186	1	148	5,187	271	6,793

General provisions:
HSBC Finance	(13)	–	–	16	–	3
Rest of HSBC	(148)	(224)	(48)	(17)	(2)	(439)

	(161)	(224)	(48)	(1)	(2)	(436)

Total bad and doubtful debt charge	1,025	(223)	100	5,186	269	6,357

Bank	(7)	–	(1)	–	(2)	(10)
Customer	1,032	(223)	101	5,186	271	6,367

Customer bad and doubtful debt charge
as a percentage of closing gross loans
and advances	0.37%	(0.28%)	0.16%	2.03%	3.60%	0.93%

	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2004
Non-performing loans	6,065	773	1,180	4,583	658	13,259
HSBC Finance	419	–	–	3,782	–	4,201
Rest of HSBC	5,646	773	1,180	801	658	9,058
Provisions	4,799	533	946	5,813	578	12,669
HSBC Finance	207	–	–	4,081	–	4,288
Rest of HSBC	4,592	533	946	1,732	578	8,381

         The total bad and doubtful debt charge for HSBC Finance includes charges for:

		North
	Europe	America	Total
	US$m	US$m	US$m
Year ended 31 December 2004

Residential mortgages	1	518	519
Credit cards	66	2,459	2,525
Other personal lending	253	2,160	2,413

Year ended 31 December 2003
Residential mortgages	–	423	423
Credit cards	59	1,740	1,799
Other personal lending	122	2,231	2,353

Back to Contents

	Year ended 31 December 2003

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions:
New provisions	1,485	655	412	4,962	263	7,777
HSBC Finance[1]	193	–	–	4,580	–	4,773
Rest of HSBC	1,292	655	412	382	263	3,004
Release of provisions no longer required	(351)	(182)	(269)	(87)	(64)	(953)
HSBC Finance[1]	–	–	–	(4)	–	(4)
Rest of HSBC	(351)	(182)	(269)	(83)	(64)	(949)
Recoveries of amounts previously written off	(142)	(42)	(74)	(335)	(17)	(610)
HSBC Finance[1]	(25)	–	–	(282)	–	(307)
Rest of HSBC	(117)	(42)	(74)	(53)	(17)	(303)

	992	431	69	4,540	182	6,214

General provisions:
HSBC Finance[1]	13	–	–	100	–	113
Rest of HSBC	(131)	(31)	16	36	(124)	(234)

	(118)	(31)	16	136	(124)	(121)

Total bad and doubtful debt charge	874	400	85	4,676	58	6,093
Bank	(6)	–	3	–	–	(3)
Customer	880	400	82	4,676	58	6,096

Customer bad and doubtful debt charge
as a percentage of closing gross loans
and advances	0.41%	0.53%	0.17%	2.36%	1.03%	1.12%

	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2003
Non-performing loans	5,701	1,671	1,538	5,444	696	15,050
HSBC Finance	326	–	–	4,380	–	4,706
Rest of HSBC	5,375	1,671	1,538	1,064	696	10,344
Provisions	4,415	1,055	1,177	6,461	583	13,691
HSBC Finance	154	–	–	5,047	–	5,201
Rest of HSBC	4,261	1,055	1,177	1,414	583	8,490

1 Since the date of acquisition.

	Year ended 31 December 2002

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions:
New provisions	963	528	400	399	388	2,678
Release of provisions no longer required	(271)	(160)	(268)	(79)	(48)	(826)
Recoveries of amounts previously written off	(58)	(25)	(52)	(35)	(10)	(180)

	634	343	80	285	330	1,672

General provisions:
Argentine additional provision	–	–	–	–	(196)	(196)
Other	(65)	(97)	9	15	(17)	(155)

	(65)	(97)	9	15	(213)	(351)

Total bad and doubtful debt charge	569	246	89	300	117	1,321

Customer bad and doubtful debt charge	569	246	89	300	117	1,321
Customer bad and doubtful debt charge
as a percentage of closing gross loans
and advances	0.34%	0.35%	0.23%	0.38%	3.27%	0.36%

	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2002
Non-performing loans	4,495	1,724	2,055	1,773	476	10,523
Provisions	3,645	1,143	1,496	2,356	477	9,117

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Net charge to the profit and loss account for bad and doubtful debts (continued)

	Year ended 31 December 2001

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions:
New provisions	802	449	577	392	346	2,566
Release of provisions no longer required	(260)	(212)	(268)	(42)	(35)	(817)
Recoveries of amounts previously written off	(65)	(31)	(138)	(43)	(8)	(285)

	477	206	171	307	303	1,464

General provisions:
Argentine additional provision	–	–	–	–	600	600
Other	(36)	(9)	1	(7)	24	(27)

	(36)	(9)	1	(7)	624	573

Total bad and doubtful debt charge	441	197	172	300	927	2,037

Customer bad and doubtful debt charge	441	197	172	300	927	2,037
Customer bad and doubtful debt charge as a percentage of closing gross loans and advances	0.32%	0.29%	0.52%	0.41%	17.80%	0.64%

	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2001
Non-performing loans	3,682	2,028	2,723	672	544	9,649
Provisions	3,045	1,408	1,952	723	1,033	8,161

	Year ended 31 December 2000

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions:
New provisions	609	454	543	395	232	2,233
Release of provisions no longer required	(248)	(192)	(321)	(72)	(28)	(861)
Recoveries of amounts previously written off	(56)	(15)	(49)	(31)	(9)	(160)

	305	247	173	292	195	1,212

General provisions:
Special provision reflecting Asian risk raised in 1997	–	–	(174)	–	–	(174)
Other	43	1	(14)	(135)	(1)	(106)

	43	1	(188)	(135)	(1)	(280)

Total bad and doubtful debt charge	348	248	(15)	157	194	932

Customer bad and doubtful debt charge	346	248	(15)	157	194	930
Customer bad and doubtful debt charge as a percentage of closing gross loans and advances	0.26%	0.37%	–	0.25%	3.04%	0.31%

	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2000
Non-performing loans	3,376	2,521	3,081	684	710	10,372
Provisions	2,995	1,802	2,091	739	540	8,167

Back to Contents

Year ended 31 December 2004 compared with year ended 31 December 2003

This commentary discusses the movements in the numbers reported on pages 142 to 156. In cases where exchange rate changes have contributed significantly to the movements, the exchange rate effect is quantified and the underlying movements are explained in terms of constant currency.

The increase in the level of new specific provisions was principally driven by:

•	New specific provisions in North America, which were US$915 million, or 18 per cent, higher than in 2003, reflected the impact of an additional quarter’s charge for HSBC Finance of US$1,269 million. This was partly offset by a US$323 million reduction in the level of new specific provisions in HSBC Finance in the last nine months of the year compared with the equivalent period in 2003, despite a US$202 million increase resulting from the adoption of FFIEC provisioning policies in December 2004. The majority of HSBC Finance’s customer loans are in the consumer finance sector and are geographically well-spread across the United States, and the decline in new provisions in 2004 reflected the continued improvement in economic conditions, an expansion of near prime lending and the positive impact of tightened underwriting. By 31 December 2004, HSBC Finance’s two-month-and-over consumer delinquency ratio had improved to 4.4 per cent from 5.8 per cent in 2003. The improvement in the US economy was reflected in a fall in new specific provisions for commercial loans in HSBC Bank USA although this was partly offset by a rise in the level of new provisions for personal loans, in line with the growth in the portfolio. Portfolio growth also contributed to a rise in new specific provisions in both Mexico and Canada.

•	In Europe, new specific provisions were US$564 million, or 38 per cent, higher than in 2003, of which US$140 million or 9 per cent reflected the effects of foreign currency translation. Excluding the currency effect, US$98 million of the increase related to the impact of an additional quarter’s charge for HSBC Finance’s UK consumer finance business and US$61 million was in respect of Marks and Spencer Financial Services, which was acquired in November 2004. Underlying growth in provisions reflected the effect of an increase in unsecured personal lending, where higher levels of personal indebtedness and rising delinquency rates, and higher levels of personal bankruptcies, caused a rise in new specific provisions for unsecured personal lending. As a proportion of lending to the UK personal and consumer finance customer bases, credit costs represented 0.60 per cent and 3.09 per cent of lending respectively, compared with 0.42 per cent and 2.56 per cent in 2003. In the corporate and commercial portfolios, new specific provisions were raised against a small number of accounts in the commercial and industrial sectors although these were offset by a fall in new specific provisions required in the energy and utilities sectors compared with the levels seen in 2003. In France there were higher provisions, raised principally against the personal, financial and industrial sectors.

•	The US$137 million rise in new specific provisions in South America came largely from the full year impact of the Losango consumer finance business, acquired in December 2003, and from organic growth in the personal lending portfolios in Brazil as the economy grew. Argentina experienced a lower level of new specific provisions in 2004 than in 2003.

•	In Hong Kong, new specific provisions were US$410 million lower than in 2003. In an environment of falling unemployment, stronger GDP growth and reduced levels of bankruptcies, new specific provisions against unsecured personal lending fell by 51 per cent. The mortgage book benefited from rising property prices and the continued improvement in the economy, and new specific provisions were 79 per cent lower than in 2003. A lower level of new specific provisions was also experienced in the commercial portfolios and the relatively benign credit conditions during the year were particularly reflected in lower provisions in the electronic/electrical and international trade sectors. In 2003, the charge included a significant provision against one borrower in the corporate telecommunications sector.

•	New specific provisions in the rest of Asia-Pacific increased by US$6 million. At constant exchange rates, new specific provisions were broadly in line with 2003. There was a modest rise in new provisions against the personal sector in a number of countries across the region in line with the growth in personal lending.

•	In aggregate, specific provision releases and recoveries increased by US$633 million, or 40 per cent, compared with 2003. HSBC Finance contributed US$167 million of the increase due to the inclusion of an additional

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

quarter, improved collections and the sales of charged-off accounts. In Europe, excluding HSBC Finance, releases and recoveries were US$344 million higher, of which US$51 million arose from currency translation effects. At constant currencies, the increase reflected releases of provisions in the energy, utilities and petroleum sectors in the UK and manufacturing and transport equipment sectors in France, while recoveries benefited from the sale in the secondary market of loans to a borrower in the engineering sector. In North America, excluding HSBC Finance, releases and recoveries increased by US$126 million. The improvement reflected an ongoing workout programme to reduce the legacy bad debt portfolio in Mexico, higher repayments of previously non-performing loans in the US and the sale of impaired loans in the US secondary market. In Hong Kong, the benign credit environment and rising house prices contributed to a rise in releases and recoveries for residential mortgages. This offset a general fall in the levels of releases and recoveries in the Hong Kong commercial sector that was also evident across the Rest of Asia-Pacific. The sharp increase in releases and recoveries in South America largely reflected the inclusion of the Losango consumer lending business and organic growth in Brazil, together with successful collections activities in Argentina.

•	The general provision release of US$436 million in 2004 compared with a release of US$121 million in 2003. In Hong Kong, the net release of US$224 million reflected a reduction in the estimated latent loan losses at 31 December 2004. Estimates of latent losses reflect the historical experience of the rate at which such losses occur and are based on the structure of the credit portfolio and the economic and credit conditions prevailing at the balance sheet date. A similar situation was seen in Malaysia, Singapore and Indonesia where stable economic conditions were reflected in an improvement in credit quality and reduction in latent loan losses. As a result, the net charge for the Rest of Asia-Pacific in 2003 became a net release in 2004. In North America, the small general provision release compared with a charge of US$136 million in 2003 and reflected an improvement in the economic outlook and delinquency roll-rate trends in HSBC Finance Corp, and a smaller charge in Mexico. In Europe, the increase in general provisions required from the growth in lending balances was offset by the impact of the improvement in both historical loss experience and credit conditions in general. The substantial general provision release in South America in 2003 reflecting improved collections and an improvement in the general quality of the loan book in Argentina was not repeated in 2004.

Year ended 31 December 2003 compared with year ended 31 December 2002

The increase in the level of new specific provisions was principally driven by:

•	New provisions in North America, which were US$4,563 million higher than in 2002, essentially reflected the acquisition of HSBC Finance Corporation, which reported US$4,580 million of new provisions. The majority of HSBC Finance’s customer loans are in the consumer finance sector and are geographically well-spread across the United States. During the period since its acquisition, HSBC Finance Corporation’s new provisions reflected the impact of the weak economy, including higher personal bankruptcy filings and a higher level of amounts becoming past due. In the latter part of 2003, there were signs of an improvement in credit quality and delinquency levels stabilised. At 31 December 2003, HSBC Finance’s two-month-and-over consumer contractual delinquency ratio was 5.8 per cent. A charge of US$48 million from HSBC Mexico arose from consumer lending and credit card portfolios, which are provisioned on a portfolio basis. In Canada, new provisions in 2003 were US$66 million lower than in 2002, when significant new provisions for a small number of commercial facilities were necessary, most notably in the telecommunications sector.

•	In Europe, new provisions were US$522 million higher than in 2002 of which US$193 million related to HSBC Finance Corporation’s UK consumer finance business, which is provisioned on a portfolio basis. Elsewhere in the UK, the increase in new provisions in personal lending reflected the growth in loan portfolios. In the corporate and commercial portfolio, new provisions were raised to cover a number of accounts in the energy and manufacturing sectors. In France, there were higher provisions, principally due to the deterioration of a borrower in the engineering sector.

•	New provisions in Hong Kong were US$127 million higher than in 2002. Higher levels of new provisions were required in the

Back to Contents

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

     In aggregate, releases and recoveries increased by US$557 million compared with 2002. HSBC Finance Corp. contributed US$311 million of the increase due to collections and sales of written-off accounts. In Europe, excluding HSBC Finance Corporation’s UK consumer finance business, releases and recoveries were US$139 million higher, mainly the result of a recovery from an exposure in the transport sector and the upgrading of corporate exposures in the telecommunications and retail sectors.

     There was a net release of general provisions of US$121 million in 2003 compared with a release of US$351 million in 2002. There were general provision charges of US$113 million in HSBC Finance and US$78 million in HSBC Mexico, reflecting growth in lending. In Europe, excluding HSBC Finance Corporation’s UK consumer finance business, a net release of general provision of US$131 million reflected an improved economic outlook and successful restructuring and refinancing activity in industry sectors which had been causing concern. In Argentina, a net release of US$122 million reflected success in collections and the improved environment and hence quality of the remaining loan book. At 31 December 2003, specific and general provisions together covered about 47 per cent of non-government loans (net of suspended interest) in Argentina.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Provisions for bad and doubtful debts as a percentage of average gross loans and advances to customers

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	%	%	%	%	%	%
Year ended 31 December 2004

New provisions	0.82	0.32	0.77	2.59	6.49	1.46
Releases and recoveries	(0.35)	(0.32)	(0.50)	(0.30)	(2.09)	(0.36)

Net charge for specific provisions	0.47	–	0.27	2.29	4.40	1.10

Total provisions charged	0.41	(0.29)	0.19	2.28	4.40	1.04
Amount written off net of recoveries	0.48	0.38	0.64	2.57	5.16	1.30

Year ended 31 December 2003

New provisions	0.76	0.89	0.96	2.91	6.09	1.60
Releases and recoveries	(0.25)	(0.30)	(0.80)	(0.25)	(1.88)	(0.32)

Net charge for specific provisions	0.51	0.59	0.16	2.66	4.21	1.28
Total provisions charged	0.45	0.54	0.20	2.74	1.34	1.25
Amount written off net of recoveries	0.39	0.73	0.86	2.93	3.94	1.40

Year ended 31 December 2002

New provisions	0.62	0.75	1.13	0.51	9.97	0.78
Releases and recoveries	(0.21)	(0.26)	(0.90)	(0.15)	(1.48)	(0.29)

Net charge for specific provisions	0.41	0.49	0.23	0.36	8.49	0.49
Total provisions charged	0.37	0.35	0.25	0.38	3.01	0.38

Amount written off net of recoveries	0.25	0.72	1.55	0.41	3.91	0.56

Areas of special interest

Group advances to personal customers

The charge for bad and doubtful debts in 2004 was dominated by the charge relating to the personal sector, this figure representing more than 100 per cent of the Group total after taking account of the Group’s commercial lending activities. Within this total, losses on residential mortgages remained modest.

     Lending to personal customers has increased substantially in recent years as a result of both organic growth and acquisitions, most notably HSBC Finance Corporation in March 2003. At 31 December 2004, HSBC’s lending to the personal sector amounted to US$388 billion, or 57 per cent of total gross advances to customers, compared with US$306 billion at 31 December 2003. The main attributes of this portfolio and the economic influences affecting it are outlined below.

     Secured residential mortgages accounted for US$228 billion or 59 per cent of total lending to the personal sector compared with US$172 billion, or 56 per cent, at 31 December 2003. The main areas of growth in 2004 were the US and the UK, which together accounted for US$54 billion of the increase.

     The unsecured element of the portfolio consisted of credit and charge card advances, personal loans, car finance facilities and other varieties of instalment finance. At 31 December 2004, the combined portfolios totalled US$160 billion, or 41 per cent of total lending to the personal sector, compared with US$134 billion, or 44 per cent, at 31 December 2003. Growth in these portfolios reflected continued growth in consumer spending within the main economies in which HSBC operates.

     Geographically, total lending to personal customers was dominated by the diverse and mature portfolios in the US (US$173 billion), the UK (US$107 billion), and Hong Kong (US$38 billion). Collectively, these books accounted for 82 per cent of total lending to the personal sector, unchanged from the position at 31 December 2003.

     Account management within HSBC’s personal lending portfolios in both Personal Financial Services and Consumer Finance is supported by sophisticated statistical techniques, which are enhanced by the availability of credit reference data in key local markets. The expansion of an increasingly analytical approach to the management of these portfolios across the Group remains an ongoing objective.

Back to Contents

     In view of the high levels of personal indebtedness in many of the world’s leading economies, guidelines for the restructuring of customer facilities in the event of financial difficulty have been reinforced.

     In the US, the strength of the housing market continued unabated, driven mainly by affordability. Low interest rates, lower transaction costs and increased availability of credit all fuelled the rise in demand. However, recent rises in interest rates are likely to affect growth adversely and add pressure to some borrowers, particularly in certain overpriced locations. The portfolios, however, remain geographically diverse and are secured largely by senior lien positions.

     Although increased mortgage borrowing has contributed to the record level of consumer debt, levels have largely stabilised and are expected to decline gradually, as incomes rise sufficiently to pay down debt, notwithstanding higher interest rates. Against this background, delinquency rates fell across the majority of portfolios during 2004 and trends in lending quality showed an improvement.

     Personal lending in the UK also continued to grow strongly, particularly in the mortgage market. This secured portfolio, representing 55 per cent of total lending to personal customers in the UK, continued to suffer negligible delinquency and losses. The unsecured portfolio also continued to expand both through organic growth and with the acquisition of Marks and Spencer Financial Services, which added US$5.3 billion to the portfolio in November 2004. Underwriting criteria were regularly reviewed to ensure that they remained appropriate in prevailing market conditions, which have seen a steady rise in personal bankruptcies and delinquencies over the course of the year.

     With consumer spending rising in Hong Kong and the levels of bankruptcies and unemployment both falling, the improvement in the personal portfolios, which first became evident during the second half of 2003, continued throughout 2004. With ongoing property price increases a feature of 2004, the most notable trend was the continued reduction in the level of negative equity on mortgage balances, which is now at modest levels.

     Across the other geographical regions the position remained relatively stable, although HSBC continued to monitor carefully those portfolios that have the greatest potential for future economic stress. Delinquency and loss trends differed across jurisdictions, reflecting these varied conditions.

Risk elements in the loan portfolio

The following disclosure of credit risk elements reflects US accounting practice and classifications:

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

Non-performing loans and advances1

	At 31 December

	2004	2003
	US$m	US$m

Banks	25	24

Customers
– HSBC Finance	4,201	4,706
– Other HSBC	9,058	10,344

	13,259	15,050

Total non-performing loans
and advances	13,284	15,074

Total provisions cover as a
percentage of non-performing
loans and advances	95.5%	91.0%

1	Net of suspended interest.

Non-performing customer loans1 and related specific provisions outstanding by geographical segment

	2004		2003

	Non-		Non-
	performing	Specific	performing	Specific
	loans	provisions	loans	provisions
	US$m	US$m	US$m	US$m

Europe	6,065	4,036	5,701	3,554
Hong Kong	773	331	1,671	629
Rest of Asia-Pacific	1,180	791	1,538	981
North America	4,583	4,420	5,444	5,184
South America	658	522	696	530

	13,259	10,100	15,050	10,878

1	Net of suspended interest.

Total non-performing loans to customers decreased by US$1,791 million during the year. At 31 December 2004, non-performing loans represented 1.9 per cent of total lending compared

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

with 2.8 per cent at 31 December 2003. At constant exchange rates, non-performing loans decreased by US$2.3 billion, or 15 per cent. Improved economic conditions in most geographical regions were the main driver for the fall in non-performing loans.

     Across Europe, at constant exchange rates, non-performing loans declined marginally with underlying credit quality in the UK and France remaining stable. In the UK, releases and recoveries in the corporate sector, primarily as a result of the restructuring of a number of non-performing loans, were partly offset by a rise in delinquencies across most unsecured personal loan products, in line with the broader target markets now being served.

     In Hong Kong, non-performing loans decreased by US$0.9 billion, or 54 per cent, during 2004 due to the improved economic climate and rising real estate prices. These factors enabled certain corporate customers to increase repayments through the disposal of assets or improved debt servicing.

     In the rest of Asia-Pacific, non-performing loans fell by US$0.4 billion, or 23 per cent, during the year, as a general improvement in the economic environment across the region was reflected in a rise in recoveries and releases of provisions.

     The level of non-performing loans in North America decreased by US$0.9 billion, in line with the continued improvement in economic conditions; HSBC Finance’s business particularly benefited from a continued improvement in delinquencies and default trends. In Mexico, there were further write-offs of US$285 million during 2004 in the commercial and consumer loan books, as management continued to reduce the acquired workout portfolio.

     South America experienced a modest reduction in non-performing loans in 2004 arising mainly in Argentina as credit quality improved in line with a general upturn in the local economy.

Troubled debt restructurings

US GAAP requires separate disclosure of any loans where terms have been modified to grant concessions other than warranted by market conditions due to problems with the borrower. These are classified as ‘troubled debt restructurings’ and are distinct from the normal restructuring activities described above. Disclosure of troubled debt restructurings may be discontinued after the first year if the debt is performing in accordance with the new terms.

     Troubled debt restructurings decreased significantly in Europe where a number of corporate exposures were regularised, in Hong Kong where balances were repaid on certain restructured borrowings, and in South America.

Accruing loans past due 90 days or more

Accruing loans past due 90 days decreased as the overall credit environment improved, particularly in Hong Kong and the US. HSBC Finance’s business benefited from a continued improvement in delinquency and default trends as the US economy recovered. In common with other card issuers, including other parts of HSBC, HSBC Finance continues to accrue interest on credit cards past 90 days until charged off at 180 days past due. Appropriate provisions are raised against the proportion judged to be irrecoverable.

Potential problem loans

Credit risk elements also cover potential problem loans. These are loans where information about borrowers’ possible credit problems causes management serious doubts about the borrowers’ ability to comply with the loan repayment terms. There are no potential problem loans other than those identified in the table of risk elements set out below.

Risk elements

The following table provides an analysis of risk elements in the loan portfolios at 31 December for the past five years:

Back to Contents

	At 31 December

	2004	2003	2002	2001	2000
	US$m	US$m	US$m	US$m	US$m
Loans accounted for on a non-accrual basis
Europe	3,498	3,138	2,393	2,052	1,985
HSBC Finance	419	326	–	–	–
Other	3,079	2,812	2,393	2,052	1,985
Hong Kong	116	166	247	213	236
Rest of Asia-Pacific	156	168	294	195	429
North America	3,856	4,618	1,624	593	627
HSBC Finance	3,138	3,683	–	–	–
Other	718	935	1,624	593	627
South America	589	601	293	429	550

Total	8,215	8,691	4,851	3,482	3,827

Loans on which interest has been
accrued but suspended
Europe	2,555	2,542	2,086	1,553	1,389
Hong Kong	580	1,504	1,460	1,795	2,259
Rest of Asia-Pacific	1,016	1,351	1,714	2,497	2,627
North America	19	33	48	67	39
South America	68	95	183	115	160

Total	4,238	5,525	5,491	6,027	6,474

Assets acquired in exchange for advances
Europe	27	32	26	84	25
Hong Kong	75	2	17	19	26
Rest of Asia-Pacific	21	30	54	32	24
North America	708	794	101	14	19
HSBC Finance	644	697	–	–	–
Other	64	97	101	14	19
Total	831	858	198	149	94

Total non-performing loans	13,284	15,074	10,540	9,658	10,395

Troubled debt restructurings
Europe	34	159	41	–	–
HSBC Finance	–	–	–	–	–
Other	34	159	41	–	–
Hong Kong	436	571	396	381	395
Rest of Asia-Pacific	56	68	89	131	231
North America	144	210	4	3	7
HSBC Finance	2

		2

–

–

–

Other	142	208	4	3	7

South America	693	837	669	144	142

Total	1,363	1,845	1,199	659	775

Accruing loans contractually past due 90
days or more as to principal or interest
Europe	68	34	16	15	11
Hong Kong	67	205	193	98	76
Rest of Asia-Pacific	56	45	33	38	66
North America	871	1,252	42	52	64
HSBC Finance	607	1,215	–	–	–
Other	264	37	42	52	64
South America	–	2	7	47	82

Total	1,062	1,538	291	250	299

Total risk elements
Europe	6,182	5,905	4,562	3,704	3,410
HSBC Finance	419	326	–	–	–
Other	5,763	5,579	4,562	3,704	3,410
Hong Kong	1,274	2,448	2,313	2,506	2,992
Rest of Asia-Pacific	1,305	1,662	2,184	2,893	3,377
North America	5,598	6,907	1,819	729	756
HSBC Finance	4,391	5,597	–	–	–
Other	1,207	1,310	1,819	729	756
South America	1,350	1,535	1,152	735	934
Total	15,709	18,457	12,030	10,567	11,469

Provisions for bad and doubtful debts as a
percentage of total risk elements	80.8%	74.3%	76.0%	77.4%	71.5%

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Interest foregone on non-performing lendings

Interest income that would have been recognised under the original terms of the non-accrual, suspended interest and restructured loans amounted to approximately US$300 million in 2004 compared with US$380 million in 2003 and US$406 million in 2002. Interest income of approximately US$184 million from such loans was recorded in 2004, compared with US$230 million in 2003 and US$258 million in 2002.

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

     The following tables analyse the aggregate of in-country foreign currency and cross-border outstandings by type of borrower to countries which individually represent in excess of 1 per cent of

HSBC’s total assets. Classification is based upon the country of residence of the borrower but recognises the transfer of country risk in respect of third party guarantees, eligible collateral held or residence of the head office where the borrower is a branch. In accordance with the Bank of England Country Exposure Report (Form CE) guidelines, outstandings comprise loans and advances (excluding settlement accounts), amounts receivable under finance leases, acceptances, commercial bills, certificates of deposit and debt and equity securities (net of short positions), and exclude accrued interest and intra-HSBC exposures. Comparative figures for 2003 and 2002 were calculated under the requirements of the Bank of England’s Form C1, which was replaced by Form CE from 31 December 2004 reporting. The requirements of Form CE differ from those of Form C1 in a number of ways, none of which materially affects the exposures reported below. For 200 3, outstandings to counterparties in the UK were collected on a comparable basis to that required for Form C1 for the first time. For 2002, the UK outstandings, which are not recorded on Form C1 because the UK is HSBC’s country of domicile, have not been collected or disclosed.

		Government
		and official
	Banks	institutions	Other	Total
	US$bn	US$bn	US$bn	US$bn
At 31 December 2004
United Kingdom	19.7	3.8	24.5	48.0
United States	9.2	13.3	14.0	36.5
Germany	17.8	10.4	4.0	32.2
France	11.1	3.7	4.6	19.4
Italy	5.7	9.7	2.1	17.5
The Netherlands	9.1	2.2	4.2	15.5
Hong Kong	1.6	1.1	10.3	13.0

At 31 December 2003
United Kingdom	14.2	3.1	20.4	37.7
Germany	16.0	8.0	3.7	27.7
United States	5.5	8.4	12.3	26.2
France	9.5	2.3	5.5	17.3
The Netherlands	9.0	0.6	4.6	14.2
Hong Kong	1.1	0.7	10.0	11.8
Canada	6.0	3.2	1.8	11.0
Italy	4.4	5.2	0.8	10.4

At 31 December 2002
United States	5.6	9.6	9.7	24.9
Germany	16.9	2.4	2.7	22.0
France	5.8	1.7	5.0	12.5
The Netherlands	7.5	0.4	4.0	11.9
Hong Kong	0.9	0.7	9.1	10.7
Canada	4.8	2.9	2.4	10.1
Japan	4.0	4.1	1.0	9.1
Italy	4.7	2.2	1.1	8.0
Australia	5.8	0.5	1.6	7.9

Back to Contents

     At 31 December 2004, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Australia and Canada of between 0.75 per cent asnd 1 per cent of total assets. The aggregate in-country foreign currency and cross-border outstandings were: Australia: US$12.7 billion; Canada: US$11.8 billion.

     At 31 December 2003, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Australia and Japan of between

0.75 per cent and 1 per cent of total assets. The aggregate in-country foreign currency and cross-border outstandings were: Australia: US$9.1 billion; Japan: US$7.9 billion.

     At 31 December 2002, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Belgium of between 0.75 per cent and 1 per cent of total assets. The aggregate in-country foreign currency and cross-border outstandings were US$5.9 billion.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Liquidity and funding management

HSBC maintains a diversified and stable funding base of core retail and corporate customer deposits as well as portfolios of highly liquid assets. The objective of HSBC’s liquidity and funding management is to ensure that all foreseeable funding commitments and deposit withdrawals can be met when due.

     The management of liquidity and funding is primarily carried out locally in the operating companies of HSBC in accordance with practice and limits set by the Group Management Board. These limits vary by local financial unit to take account of the depth and liquidity of the market in which the entity operates. It is HSBC’s general policy that each banking entity should be self-sufficient with regard to funding its own operations. Exceptions are permitted to facilitate the efficient funding of certain short-term treasury requirements and start-up operations or branches which do not have access to local deposit markets, all of which are funded under strict internal and regulatory guidelines and limits from HSBC’s largest banking operations. These internal and regulatory limits and guidelines serve to place formal limitations on the transfer of resources between HSBC entities and are necessary to reflect the bro ad range of currencies, markets and time zones within which HSBC operates.

     HSBC requires operating entities to maintain a strong liquidity position and to manage the liquidity profile of their assets, liabilities and commitments so that cash flows are appropriately balanced and all funding obligations are met when due.

     The Group’s liquidity and funding management process includes:

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
stress conditions and describe actions to be taken in the event of difficulties arising from systemic or other crises while minimising adverse long-term implications for the business.

Primary sources of funding

Current accounts and savings deposits payable on demand or at short notice form a significant part of HSBC’s funding. HSBC places considerable importance on the stability of these deposits. Stability depends upon maintaining depositor confidence in HSBC’s capital strength and liquidity, and on competitive and transparent deposit-pricing strategies. HSBC actively supports this confidence by consistently reinforcing HSBC’s brand values of trust and solidity across the Group’s geographically diverse retail banking network.

     HSBC accesses professional markets in order to provide funding for non-banking subsidiaries that do not accept deposits, to maintain a presence in local money markets and to optimise the funding of asset maturities not naturally matched by core deposit funding. In aggregate, HSBC’s banking entities are liquidity providers to the inter-bank market, placing significantly more funds with other banks than they borrow.

     The main operating subsidiary that does not accept deposits is HSBC Finance Corporation, which funds itself principally through taking term funding in the professional markets and through the securitisation of assets. At 31 December 2004, US$112 billion of HSBC Finance Corporation’s liabilities were drawn from professional markets, utilising a range of products, maturities and currencies to avoid undue reliance on any particular funding source. Since becoming a member of the HSBC Group, HSBC Finance Corporation’s access to funding has improved in respect of both the breadth of available sources and the pricing thereof.

     Of total liabilities of US$1,277 billion at 31 December 2004, funding from customers amounted to US$694 billion, of which US$671 billion was contractually repayable within one year. However, although the contractual repayments of many customer accounts are on demand or at short notice, in practice short-term deposit balances remain stable as inflows and outflows broadly match.

     Other liabilities, including deposits by banks and securities in issue, are set forth in the table on page 167.

     Assets available to meet these liabilities, and to cover outstanding commitments to lend

Back to Contents

(US$568 billion), included cash, central bank balances, items in the course of collection and treasury and other bills (US$47 billion); loans to banks (US$143 billion, including US$138 billion repayable within one year); and loans to customers (US$670 billion, including US$271 billion repayable within one year). In the normal course of business, a proportion of customer loans contractually repayable within one year will be extended. In addition, HSBC held debt securities marketable at a value of US$242 billion. Of these assets, some US$57 billion of debt securities and treasury and other bills have been pledged to secure liabilities.

     HSBC would meet unexpected net cash outflows by selling securities and accessing additional funding sources such as interbank markets or securitisations.

     Although not utilised in the management of HSBC’s liquidity, the consolidated figures shown in the following table provide a useful insight into the structure of the Group’s overall funding position.

Debt securities in issue, customer accounts and deposits by banks

	At 31 December

	2004	2003
	US$m	US$m
Debt securities funding due in:
– less than one year	99,441	63,810
– one year or over	109,152	89,752

Deposits by banks repayable:
– in less than one year	78,087	64,678
– one year or over	5,452	5,748

Customer accounts repayable:
– on demand	397,151	323,250
– with agreed maturity dates
but less than one year	273,455	234,778
– with agreed maturity dates
one year or over	23,145	15,102

Total	985,883	797,118

	%	%
Debt securities	21.2	19.3
Deposits by banks	8.4	8.8
Customer accounts	70.4	71.9

Total	100.0	100.0

HSBC Holdings

HSBC Holdings’ primary sources of cash are interest and capital receipts from its subsidiaries, which it deploys in short-term bank deposits or liquidity funds. HSBC Holdings’ primary uses of cash are investments in subsidiaries, interest payments to debt holders and dividend payments to shareholders. On an ongoing basis, HSBC Holdings replenishes its liquid resources through the receipt of interest on, and repayment of, intra-group loans, from dividends, and from interest earned on its own liquid funds. The ability of its subsidiaries to pay dividends or advance monies to HSBC Holdings depends, among other things, on their respective regulatory capital requirements, statutory reserves, and financial and operating performance.

     HSBC actively manages the cash flows from its subsidiaries to optimise the amount of cash held at the holding company level, and expects to continue doing so in the future. The wide range of HSBC’s activities means that HSBC Holdings is not dependent on a single source of profits to fund its dividends. Together with its accumulated liquid assets, HSBC Holdings believes that planned dividends and interest from subsidiaries will enable it to meet anticipated cash obligations. Also, in normal circumstances, HSBC Holdings has full access to capital markets on normal terms.

     At 31 December 2004, the short-term liabilities of HSBC Holdings totalled US$5.3 billion, including US$1.2 billion in respect of the proposed third interim dividend for 2004 and US$3.0 billion in respect of the proposed fourth interim dividend for 2004. In practice, the full amount of the proposed dividend may not be paid out as shareholders can elect to receive their dividend entitlement in scrip rather than in cash. Short-term assets of US$12.4 billion, consisting mainly of cash at bank and money market deposits of US$7.3 billion and other amounts (including dividends) due from HSBC undertakings of US$5.1 billion, exceeded short-term liabilities.

Market risk management

The objective of HSBC’s market risk management is to manage and control market risk exposures in order to optimise return on risk while maintaining a market profile consistent with the Group’s status as a premier provider of financial products and services.

     Market risk is the risk that movements in market rates, including foreign exchange rates, interest rates, credit spreads and equity and commodity prices will reduce HSBC’s income or the value of its portfolios.

     HSBC separates exposures to market risk into either trading or non-trading portfolios. Trading portfolios include those positions arising from market-making and proprietary position-taking. Non-trading portfolios primarily arise from the management of the commercial banking assets and liabilities.

The management of market risk is principally

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

undertaken in Global Markets using risk limits approved by the Group Management Board. Limits are set for each portfolio, product and risk type, with market liquidity being a principal factor in determining the level of limits set. Traded Markets Development and Risk, an independent unit within Corporate, Investment Banking and Markets, develops the Group’s market risk management policies and measurement techniques. Each major operating entity has an independent Market Risk Control function which is responsible for measuring market risk exposures in accordance with the policies defined by Traded Markets Development and Risk, and monitoring and reporting these exposures against the prescribed limits on a daily basis.

Each operating entity is required to assess the market risks which arise on each product in its business and to transfer these risks to either its local Global Markets unit for management, or to separate books managed under the auspices of the local Asset and Liability Management Committee (‘ALCO’). The aim is to ensure that all market risks are consolidated within operations which have the necessary skills, tools, management and governance to professionally manage such risks.

Fair value and price verification control

Where certain financial instruments are carried on the Group’s balance sheet at their mark-to-market values, the mark-to-market valuation and the related price verification processes are subject to careful governance across the Group. Financial instruments which are accounted for on a fair value basis include assets held in the trading portfolio, obligations related to securities sold short and derivative financial instruments (excluding non-trading derivatives accounted for on an accruals basis).

The determination of mark-to-market values is therefore a significant element in the reporting of the Group’s Global Markets activities.

The responsibility for the determination of accounting policies and procedures governing valuation and validation ultimately rests with the Group Finance and the Corporate, Investment Banking and Markets Finance functions, which report to the Group Finance Director. All significant valuation policies, and any changes thereto, must be approved by senior finance management. HSBC’s governance of financial reporting requires that Financial Control departments across the Group are independent of the risk-taking businesses, with the Finance functions having ultimate responsibility for the determination of fair values included in the financial statements, and for ensuring that the Group’s policies and relevant accounting standards are adhered to. Both senior management and the Group Audit Committee assess the resourcing and expertise of Finance functions within the Group on a regular basis to ensure that the Group’s financial control and price verification processes are properly staffed to support the required control infrastructure.

Trading

Market risk in trading portfolios is monitored and controlled at both portfolio and position levels using a complementary set of techniques, such as value at risk and present value of a basis point (‘PVBP’), together with stress and sensitivity testing and concentration limits. These techniques quantify the impact on capital of defined market movements.

Other controls include restricting individual operations to trading within a list of permissible instruments authorised for each site by Traded Markets Development and Risk, and enforcing rigorous new product approval procedures. In particular, trading in the more complex derivative products is concentrated in offices with appropriate levels of product expertise and robust control systems.

Trading value at risk (‘VAR’)

One of the principal tools used by HSBC to monitor and limit market risk exposure in its trading portfolios is VAR. VAR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence (for HSBC, 99 per cent). HSBC calculates VAR daily. During the year, HSBC refined its basis of calculating VAR from one predominantly based on variance / co-variance to one predominantly based on historical simulation. This latter calculation was introduced because it better captures the non-linear characteristics of certain market risk positions. Historical simulation uses scenarios derived from historical market rates, and takes account of the relationships between different markets and rates, for example, interest rates and foreign exchange rates. Movements in market prices are calculated by reference to market data from the last two years.

Although a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:

•	the use of historical data as a proxy for estimating future events may not encompass all

Back to Contents

potential events, particularly those which are extreme in nature;

•	the use of a 10-day holding period assumes that all positions can be liquidated or hedged in 10 days. This may not fully reflect the market risk arising at times of severe illiquidity, when a 10-day holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99 per cent confidence level, by definition, does not take into account losses that might occur beyond this level of confidence;

•	VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures.

HSBC recognises these limitations by augmenting its VAR limits with other position and sensitivity limit structures. Additionally, HSBC applies a wide range of stress testing, both on individual portfolios and on the Group’s consolidated positions. HSBC’s stress-testing regime provides senior management with an assessment of the impact of identified extreme events on the market risk exposures of HSBC.

Trading VAR for HSBC is summarised in Note 39(a) in the ‘Notes on the Financial Statements’ on page 308.

The daily revenue earned from market risk-related treasury activities includes accrual book net interest income and funding related to dealing positions. The histogram below illustrates the frequency of daily revenue arising from such market risk-related activities.

The average daily revenue earned from market risk-related treasury activities in 2004 was US$18.3 million, compared with US$17.1 million for 2003. The standard deviation of these daily revenues was US$8.0 million compared with US$12.5 million for 2003. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

An analysis of the frequency distribution of daily revenue shows that there were two days with negative revenues during 2004 compared with 12 days in 2003. The most frequent result was a daily revenue of between US$16 million and US$20 million with 70 occurrences.

Daily distribution of market risk revenues in 2004
Number of days

Profit and loss frequency

Daily distribution of market risk revenues in 2003
Number of days

 Profit and loss frequency

Non-trading

The principal objective of market risk management of non-trading portfolios is to optimise net interest income.

Market risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost as a result of interest rate changes. Analysis of this risk is complicated by having to make assumptions on optionality in certain product areas, for example, mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand, for example, current accounts. This prospective change in future net interest income from non-trading portfolios will be reflected in the current realisable value of these positions should they be sold or closed prior to maturity. In order to manage this risk optimally, market risk in non-trading portfolios is transferred to Global Markets or to separate books managed under the auspices of the local ALCO.

The transfer of market risk to trading books managed by Global Markets or ALCO is usually achieved by a series of internal deals between the business units and these trading books. When the

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

behavioural characteristics of a product differ from its contractual characteristics, the behavioural characteristics are assessed to determine the true underlying interest rate risk. Local ALCOs regularly monitor all such behavioural assumptions and interest rate risk positions, to ensure they comply with interest rate risk limits established by the Group Management Board.

As noted above, in certain cases, the non-linear characteristics of products cannot be adequately captured by the risk transfer process. For example, both the flow from customer deposit accounts to more attractive investment products and the precise repayment levels of mortgages will vary at different interest rate levels. In such circumstances simulation modelling is used to identify the impact of varying scenarios on valuations and net interest income.

Once market risk has been consolidated in Global Markets or ALCO-managed books, the net exposure is typically managed through the use of interest rate swaps within agreed limits.

In the US, market risk arising within HSBC’s residential mortgage business is primarily managed by a specialist function within the mortgage business under guidelines established by HSBC Bank USA’s ALCO. A range of risk management tools is applied to hedge the sensitivity arising from movements in interest rates. A key element of risk management within the US mortgage business is dealing with the sensitivity of Mortgage Servicing Rights (‘MSRs’) to market risks. MSRs represent the economic value of the right to perform specified residential mortgage servicing activities. They are sensitive to interest rates movements, which change the prepayment speed of the underlying mortgages and therefore the value of the MSRs. HSBC uses a combination of interest-rate-sensitive derivative financial instruments and debt securities to help protect the economic value of MSRs. An accounting asymmetry can arise in this area because the derivative instruments used to hedge the economic exposure arising from MSRs are marked to market, but the MSRs themselves are measured for accounting purposes at the lower of cost or market value. It is, therefore, possible for an economically hedged position not to be shown as such in the accounts, when the hedge shows a loss but the MSR cannot be revalued above cost to reflect an associated profit. HSBC’s policy is to hedge the economic risk.

VAR limits are set to control the exposure to MSRs and MSR hedges. The VAR on MSRs and MSR hedges at 31 December 2004 was US$10 million.

Market risk also arises in the Group’s insurance businesses within their portfolios of investments and policyholder liabilities. The principal market risks are interest rate risk and equity risk which primarily arise where guaranteed investment return policies have been issued. The insurance businesses have a dedicated head office market risk function which oversees management of this risk.

Market risk also arises within the Group’s defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows. This risk principally derives from the pension schemes holding equities against their future pension obligations. The risk is that market movements in equity prices could result in assets which are insufficient over time to cover the level of projected liabilities. Management and trustees, who act on behalf of the pension scheme beneficiaries, assess the level of this risk using reports prepared by independent external actuaries.

The present value of the Group’s defined benefit pension schemes liabilities was US$25.8 billion at 31 December 2004 compared with US$21.7 billion at 31 December 2003. Assets of the defined benefit schemes at 31 December 2004 comprised equity investments 53.3 per cent, debt securities 29.1 per cent and other (including property) 17.6 per cent.

Net interest income

Future net interest income is affected by movements in interest rates. A principal part of the Group’s management of market risk in non-trading portfolios is to monitor the sensitivity of projected net interest income at varying interest rate scenarios (simulation modelling). HSBC aims, through its management of market risk in non-trading portfolios, to mitigate the impact of prospective interest rate movements which could reduce future net interest income, whilst balancing the cost of such hedging activities on the current net revenue stream.

For simulation modelling, businesses use a combination of scenarios relevant to local businesses and local markets as well as standard scenarios required to be used across the Group. The Group standard scenarios are consolidated to illustrate the combined pro-forma impact on Group consolidated portfolio valuations and net interest income.

The table below sets out the impact on future net interest income of an immediate hypothetical 100 basis points parallel fall or rise in all yield curves worldwide on 1 January 2005. Assuming no management actions, a 100 basis points parallel fall in all yield curves would increase planned net

Back to Contents

interest income for the 12 months to 31 December 2005 by US$495 million while a hypothetical 100 basis points parallel rise in all yield curves would decrease planned net interest income by US$908 million.

     Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into currency blocs whose interest rates are considered likely to move together. The sensitivity of projected net interest income for 2005, on this basis, is described as follows:

		Rest of	Hong Kong	Rest of
	US dollar	Americas	dollar	Asia	Sterling	Euro
	bloc	bloc	bloc	bloc	bloc	bloc	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Change in 2005 projected net
interest income

+ 100 basis points shift in yield
curves	(789)	98	74	(4)	(13)	(274)	(908)
– 100 basis points shift in yield
curves	643	(108)	(300)	(37)	15	282	495

Change in 2004 projected net
interest income

+ 100 basis points shift in yield
curves	(511)	92	(150)	(1)	(21)	(228)	(819)
– 100 basis points shift in yield
curves	157	(115)	(689)	(2)	(26)	212	(463)

     The interest rate sensitivities set out in the table above are illustrative only and are based on a single simplified scenario. The figures represent the effect of the pro forma movements in net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that could be taken by Global Markets or in the business units to mitigate the impact of this interest rate risk. In reality, Global Markets would seek to proactively change the interest rate risk profile to minimise losses and optimise net revenues. The projections above also assume that rates of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections also make other simplifying assumptions, including that all positions run to maturity.

     The Group’s exposure to changes in its net interest income arising from movements in interest rates falls into three areas: core deposit franchises, HSBC Finance Corporation and Global Markets.

•	Core deposit franchises: these are exposed to changes in the value of the deposits raised and spreads against wholesale funds; in a low interest rate environment, such as at present, the value of core deposits increases as interest rates rise and decreases as interest rates fall. This risk is, however, asymmetrical as there is limited room to lower deposit pricing in the event of interest rate reductions in a low interest rate environment. Although interest rates have risen over the year, this risk is still particularly acute in the case of Hong Kong dollar deposits.

•	HSBC Finance Corporation’s net interest income sensitivity is such that it benefits in a falling rate environment and its interest margins decline in a rising rate environment. This arises from having substantially fixed rate real estate secured lending funded to an extent with interest rate-sensitive short-term liabilities.

This feature is important from a Group perspective because it provides a natural offset to the effect of interest rate reductions on the core deposit franchises.

•	Global Markets: the residual interest rate risk is managed within Global Markets. This reflects the Group’s policy of transferring all interest rate risk, other than structural risk, to Global Markets to be managed within defined limits and with flexibility as to the instruments used.

     The best way of illustrating the active management of this interest rate risk is to highlight the major drivers of the changes shown in the projected effect of interest rate moves in the above table.

•	In Hong Kong, the rise in interest rates over the year increases the room to lower deposit pricing in the event of falling interest rates. In addition, Global Markets are positioned to increase revenue should rates fall. These two factors have materially reduced the Group’s exposure to falling rates.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

•	Similarly, in the US dollar bloc, the rise in interest rates over the year increases the room to lower deposit pricing in the event of falling interest rates and Global Markets have been able to position themselves to increase revenue if rates fall. In addition, cash balances at the holding company reduced as the Group acquired businesses, principally Bank of Bermuda, M&S Money and the investment in Bank of Communications, increasing the negative impact of rising interest rates.

•	Global Markets increased its exposure to euro assets, contributing to the increased sensitivity to both rising and falling rates.

It can be seen from the above that projecting the movement in net interest income from prospective changes in interest rates is a complex interaction of structural and managed exposures. In a rising rate environment, the most critical exposures are those managed within Global Markets.

Structural foreign exchange exposures

Structural foreign exchange exposures represent net investments in subsidiaries, branches or associated undertakings, the functional currencies of which are currencies other than US dollars.

Revaluation gains and losses on structural exposures are recorded in the statement of total consolidated recognised gains and losses. The main operating (or functional) currencies in which HSBC’s business is transacted are the US dollar, the Hong Kong dollar, sterling, the euro, the Mexican peso, the Brazilian real, and the Chinese renminbi. As the US dollar and currencies linked to it form the dominant currency bloc in which HSBC’s operations transact business, HSBC Holdings prepares its consolidated financial statements in US dollars. HSBC’s consolidated balance sheet is therefore affected by movements in exchange rates between the US dollar and all the non-US dollar functional currencies of underlying subsidiaries.

HSBC hedges structural foreign currency exposures only in limited circumstances. HSBC’s structural foreign currency exposures are managed with the primary objective of ensuring, where practical, that HSBC’s consolidated tier 1 ratio and the tier 1 ratios of individual banking subsidiaries are protected from the effect of changes in exchange rates. This is usually achieved by ensuring that, for each subsidiary bank, the ratio of structural exposures in a given currency to risk-weighted assets denominated in that currency is broadly equal to the tier 1 ratio of the subsidiary in question.

Selective hedges were in place during 2004. Hedging is undertaken using forward foreign exchange contracts or by financing with borrowings in the same currencies as the functional currencies involved. There was no material effect from foreign currency exchange rate movements on HSBC’s tier 1 capital ratio during the period.

Management of insurance and financial risk

HSBC’s insurance underwriting operations, inter alia, issue contracts that accept the transfer of insurance risk, or accept financial risk, or both. This section summarises these risks and the way that HSBC manages them.

Insurance risk

The principal risk that HSBC faces under the insurance risk transfer contracts that it underwrites is that the eventual claims and benefit payments, together with the costs of managing the business and claims handling, exceed the aggregate amount of premia received and investment income earned thereon, pending settlement of claims. HSBC controls this risk by modelling outcomes using statistical techniques and by holding a diversified portfolio of relatively homogeneous contracts which is considered unlikely to be significantly different from the expected outcome.

HSBC manages the risk of unexpectedly large underwriting losses through its underwriting strategy, reinsurance arrangements and claims handling.

In conjunction with Group Credit and Risk, the central management of HSBC’s insurance operations places reinsurance contracts with the world’s larger reinsurance companies. HSBC assesses the financial strength and creditworthiness of all reinsurers by reviewing publicly available financial information such as credit grades provided by rating agencies. HSBC also takes into account details of recent payment history and the status of any ongoing negotiations between HSBC’s insurance operations and these third parties. Individual operating units maintain records of the payment history of contract holders with whom they conduct regular business.

Financial risk

HSBC’s insurance operations are also exposed to financial risk in circumstances when the proceeds from financial assets are not sufficient to fund the obligations arising from insurance and investment contracts.

The framework for the management of these

Back to Contents

risks seeks to integrate the financial risks associated with HSBC’s insurance operations with similar risks arising from other financial assets and liabilities not directly associated with insurance and investment liabilities.

Investment credit risk is the risk that financial loss arises from the failure of an issuer of an investment product or a counterparty to an investment transaction to meet its obligations. Local management of HSBC’s operating insurance companies are responsible for the quality and performance of their respective investment portfolios. Investment guidelines are set at a Group level and refined by local ALCOs which review, on a quarterly basis, investment management performance and compliance with the guidelines. Assessments of the creditworthiness of issuers and counterparties are based primarily upon rating agency and other publicly available information together with investment concentrations. Investment credit exposures are aggregated and reported to HSBC’s Group Credit and Risk function on a quarterly basis.

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

     HSBC has codified its operational risk management process by issuing a high level standard. This explains how HSBC manages operational risk by identifying, assessing, monitoring, controlling and mitigating the risk, rectifying operational risk events, and implementing any additional procedures required for compliance with local regulatory requirements. The processes undertaken to manage operational risk are determined by reference to the scale and nature of each HSBC operation. The HSBC standard covers the following:

•	Operational risk management responsibility is

assigned at senior management level within the business operation.

•	Information systems are used to record the identification and assessment of operational risks and generate appropriate, regular management reporting.

•	Operational risks are identified by risk assessments covering operational risks facing each business and risks inherent in processes, activities and products. Risk assessment incorporates a regular review of risks identified to monitor significant changes.

•	Operational risk loss data is collected and reported to senior management. Aggregate operational risk losses are recorded and details of incidents above a materiality threshold are reported to the Group Audit Committee and the Risk Management Meeting.

•	Risk mitigation, including insurance, is considered where this is cost-effective.

In each of HSBC’s subsidiaries, local management is responsible for implementation of the HSBC standard on operational risk throughout their operations and, where deficiencies are evident, these are required to be rectified within a reasonable timeframe. Subsidiaries acquired by HSBC since the standard was issued are required to assess and plan the implementation of the standard’s requirements.

HSBC maintains and tests contingency facilities to support operations in the event of disasters. Additional reviews and tests were conducted following the terrorist incidents of 11 September 2001 and, more recently, the two bomb blasts which damaged two of HSBC’s buildings in Istanbul, to incorporate lessons learned in the operational recovery from those circumstances.

Reputational risk management

The reputation of HSBC is paramount to its success. Reputational risks can arise from social, ethical or environmental issues, or as a consequence of operational risk events. As a banking group, HSBC’s good reputation depends upon the way in which it conducts its business, but it can also be affected by the way in which clients, to whom it provides financial services, conduct themselves.

     Reputational risks are considered and assessed by the Board, the Group Management Board, the Risk Management Meeting, subsidiary company boards, board committees and/or senior management during the formulation of policy and the establishment of standards. Standards on all major

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

aspects of business are set for HSBC and for individual subsidiaries, businesses and functions. These are communicated through manuals and statements of policy, and promulgated through internal communications and training. The policies set out operational procedures in all areas of reputational risk, including treating customers fairly, conflicts of interest, money laundering deterrence, environmental impact, anti-corruption measures and employee relations.

     Management in all operating entities is required to establish a strong internal control structure to minimise the risk of operational and financial failure, and to ensure that a full appraisal of reputational implications is made before strategic decisions are taken. The Group internal audit function monitors compliance with policies and standards.

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

     In implementing the EU’s Banking Consolidation Directive, the FSA requires each bank and banking group to maintain an individually prescribed ratio of total capital to risk-weighted assets taking into account both balance sheet assets and off-balance sheet transactions. Under the EU’s Amending Directive to the Capital Adequacy Directive, the FSA allows banks to calculate capital requirements for market risk in the trading book using VAR techniques.

     HSBC’s capital is divided into two tiers: tier 1, comprising shareholders’ funds, innovative tier 1 securities and minority interests in tier 1 capital, but excluding revaluation reserves; and tier 2, comprising general loan loss provisions, revaluation reserves, qualifying subordinated loan capital and minority and other interests in tier 2 capital. The amount of innovative tier 1 securities cannot exceed 15 per cent of overall tier 1 capital, qualifying tier 2 capital cannot exceed tier 1 capital, and qualifying term subordinated loan capital may not exceed 50 per cent of tier 1 capital. There are also limitations on the amount of general provisions which may be included in tier 2 capital. The book values of goodwill, intangible assets and own shares held are deducted in arriving at tier 1 capital. Total capital is calculated by deducting the book values of unconsolidated investments, investments in the capital of banks, and certain regulatory items from the total of tier 1 and tier 2 capital.

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

Future developments

In October 2004, the FSA published a consultation paper CP04/17 ‘Implications of a changing accounting framework’. This paper sets out the FSA’s proposed approach to assessing banks’ capital adequacy after implementation of IFRS. In the absence of the FSA’s final rules on capital adequacy reporting under IFRS, which may be different from the proposals set out in CP04/17, HSBC will follow its proposals with effect from 1 January 2005.

     Under the consultation paper, there will be changes to the measurement of banks’ capital adequacy in a number of ways, the most significant of which for HSBC are set out below.

•	The capital treatment for collective impairment provisions will be the same as previously for general provisions, i.e. they will be included in tier 2 capital. This is expected to have a positive impact on HSBC’s total capital ratio.

•	Transitional impacts of IFRS implementation, such as the capitalisation of software costs, are

174

Back to Contents

likely to have a positive impact on shareholders’ funds. This is expected to result in increases in the tier 1 and total capital ratios. Under IFRS, dividends will not be recognised on the balance sheet until they are declared. This will give rise to an increase in shareholders’ funds at the year-end which will reverse out when the dividend is declared. Banks will take the benefit of this increase to their regulatory capital until the dividend is declared, in line with the accounting treatment.

     The remainder of the proposals in CP04/17 will have a smaller impact on HSBC. They include the reversal of the recognition of the assets and liabilities of defined benefit pension schemes. Instead, banks will deduct from capital their best estimate of the funds that will need to be paid into the schemes in addition to normal contributions over the next five years.

     In June 2004, the Basel Committee on Banking Supervision (‘the Basel Committee’) issued a new capital adequacy framework to replace the Basel Accord of 1988 in the form of a final Accord (commonly known as ‘Basel II’). The new capital framework consists of three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The supervisory objectives of the Basel Committee are for Basel II to promote safety and soundness in the financial system and, as such, at least maintain the current overall level of capital in the system; to enhance competitive equality; to constitute a more comprehensive approach to addressing risks; and to focus on internationally active banks.

     With respect to pillar one, Basel II provides three approaches, of increasing sophistication, to the credit risk regulatory capital calculation. The most basic approach is the standardised approach, which uses external credit ratings to determine the risk weighting applied to rated counterparties and groups other counterparties into broad categories and applies standardised risk weightings to these categories. Moving to the internal ratings based foundation approach will allow banks to calculate their credit risk regulatory capital requirement on the basis of their internal assessment of the probability that the counterparty will default. The internal ratings-based advanced approach will allow banks to use their own internal assessment of not only the probability of default, but also the quantification of the exposure to a counterparty and the percentage loss suffered if the counterparty defaults. Pillar one will also introduce capital requirements for operational risk and again three levels of sophistication are available. The capital requirement under the basic indicator approach is a simple percentage of gross revenues; under the standardised approach it is one of three different percentages of gross revenues applicable to each of eight business lines; and under advanced measurement approaches it is an amount determined using banks’ own statistical analysis techniques on operational risk data.

     In Europe, Basel II will be given effect by applying the ‘re-casting technique’ (Interinstitutional Agreement 2002/C 77/01) enabling substantive amendments to existing legislation without a self-standing amending directive. The proposal for recasting of the Banking Consolidation Directive and the Capital Adequacy Directive was published in July 2004. It largely incorporates the requirements set out in Basel II, but there are also a number of differences. This proposal will now be subject to a formal EU co-decision legislative process involving the Council of Ministers and the European Parliament, during which further changes may be made.

     In January 2005, the FSA published a consultation paper CP05/3 ‘Strengthening capital standards’. This paper sets out the FSA’s proposed approach to implementing the requirements of the recast EU directives. The FSA proposes that the new requirements will be applied from 1 January 2007, except that under pillar 1 firms may elect to continue to apply the existing capital adequacy framework until 1 January 2008.

     HSBC continues to participate actively in the industry consultations surrounding the development and implementation of Basel II and the re-cast EU directives and fully supports a more risk-sensitive regulatory capital framework than the 1988 Basel Accord. The implementation of Basel II across HSBC’s geographically diverse businesses operating in a large number of different regulatory environments represents a significant challenge, and a major programme of projects is in progress. Basel II allows extensive scope for interpretation by regulators and the range of such variation and the interaction of HSBC’s home and host regulators, which is still being developed, will be key factors. In view of this, it is still too early to assess what the impact of Basel II on HSBC’s capital ratios will be. One example of the uncertainty in interpretation by regulators is that the US banking agencies are likely to propose that, in the United States, certain institutions continue to be subject to the 1988 Basel Accord while others be subject to the ‘advanced’ risk and capital methodologies of Basel II. In this latter context, the Federal Reserve Board has determined that HNAH, HSBC’s highest level US bank holding

175

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

company in the US, which holds all HSBC’s US operating subsidiaries and HSBC Canada, will be expected to qualify for, and comply with, the Federal Reserve Board’s ‘advanced’ risk and capital methodologies of Basel II. These guidelines are still in development and may not be finalised before the second quarter of 2006.

Capital management

It is HSBC’s policy to maintain a strong capital base to support the development of its business. HSBC seeks to maintain a prudent balance between the different components of its capital and, in HSBC Holdings, between the composition of its capital and that of its investment in subsidiaries. This is achieved by each subsidiary managing its own capital within the context of an approved annual plan which determines the optimal amount and mix of capital required to support planned business growth and meet local regulatory capital requirements and, in the case of HSBC Finance Corporation, its ratings targets. Capital generated in excess of planned requirements is paid up to HSBC Holdings, normally by way of dividends, and represents a source of strength for HSBC.

     HSBC Holdings is primarily a provider of equity capital to its subsidiaries. These investments are substantially funded by HSBC Holdings’ own equity issuance and profit retentions. Major subsidiaries usually raise their own non-equity tier 1 capital and subordinated debt in accordance with HSBC guidelines regarding market and investor concentration, cost, market conditions, timing and the effect on the composition and maturity profile of HSBC’s capital. The subordinated debt requirements of other HSBC companies are met internally.

     HSBC recognises the impact on shareholder returns of the level of equity capital employed within HSBC and seeks to maintain a prudent balance between the advantages and flexibility afforded by a strong capital position and the higher returns on equity possible with greater leverage. In the current environment, HSBC uses a benchmark tier 1 capital ratio of 8.25 per cent in considering its long-term capital planning.

Source and application of tier 1 capital

	2004	2003
	US$m	US$m
Movement in tier 1 capital
Opening tier 1 capital	54,863	38,949
Attributable profits	11,840	8,774
Add back: goodwill amortisation	1,818	1,585
Dividends	(7,301)	(6,532)
Add back: shares issued in lieu of dividends	2,607	1,423
Increase in goodwill and intangible assets deducted	(3,088)	(13,650)
Merger reserve	–	12,768
Shares issued	581	1,482
Innovative tier 1 capital issued	1,983	4,263
Other (including exchange movements)	3,956	5,801

Closing tier 1 capital	67,259	54,863

Movement in risk-weighted assets
Opening risk-weighted assets	618,662	430,551
Movements	140,548	188,111

Closing risk-weighted assets	759,210	618,662

176

Back to Contents

Capital structure

The table below sets out the analysis of regulatory capital.

	2004	2003
	US$m	US$m
Composition of capital
Tier 1
Shareholders’ funds	86,623	74,473
Minority interests	4,253	3,711
Innovative tier 1 securities	10,077	8,094
Less :
Property revaluation reserves	(2,660)	(1,615)
Goodwill capitalised and intangible assets	(31,190)	(29,920)
Own shares held	156	120

Total qualifying tier 1 capital	67,259	54,863

Tier 2
Property revaluation reserves	2,660	1,615
General provisions	2,624	2,868
Perpetual subordinated debt	3,670	3,608
Term subordinated debt	21,373	15,795
Minority and other interests in tier 2 capital	519	523

Total qualifying tier 2 capital	30,846	24,409

Unconsolidated investments	(6,361)	(4,101)
Investments in other banks	(799)	(911)
Other deductions	(165)	(218)

Total capital	90,780	74,042

Risk-weighted assets
Banking book	705,302	577,430
Trading book	53,908	41,232

Total	759,210	618,662

	%	%
Capital ratios:
Total capital	12.0	12.0
Tier 1 capital	8.9	8.9

     The above figures were computed in accordance with the EU Banking Consolidation Directive.

     Tier 1 capital increased by US$12.4 billion. Retained profits (excluding goodwill amortisation) contributed US$6.4 billion. Shares issued in lieu of dividends and innovative tier 1 securities issued contributed US$2.6 billion and US$2.0 billion, respectively. Exchange movements on reserves and other movements also added US$1.4 billion to tier 1 capital.

     The increase of US$6.4 billion in tier 2 capital mainly reflects the proceeds of capital issues, net of redemption and regulatory amortisation.

     Total risk-weighted assets increased by US$141 billion. This increase was driven by significant growth in loans and advances to customers in North America, the UK and Hong Kong. In constant currency, risk-weighted asset growth was 17 per cent.

Risk-weighted assets by principal subsidiary

In order to give an indication of how HSBC’s capital is deployed, the table below analyses the disposition of risk-weighted assets by principal subsidiary. The risk-weighted assets are calculated using FSA rules and exclude intra-HSBC items.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

	2004	2003
	US$m	US$m
Risk-weighted assets
Hang Seng Bank	37,918	34,972
The Hongkong and Shanghai Banking Corporation and other subsidiaries	119,595	103,557

The Hongkong and Shanghai Banking Corporation	157,513	138,529

HSBC Private Banking Holdings (Suisse)	19,815	22,245
CCF	54,569	47,741
HSBC Bank and other subsidiaries	220,824	167,754

HSBC Bank	295,208	237,740

HSBC Finance Corporation	110,744	113,186
HSBC Bank Canada	26,127	20,852
HSBC Bank USA and other subsidiaries	108,577	63,234

HSBC North America Holdings Inc.	245,448	197,272

HSBC Mexico	8,750	7,059

HSBC Bank Middle East	10,088	7,379

HSBC Bank Malaysia	5,472	4,979

HSBC’s South American operations	9,743	6,994

Bank of Bermuda	4,107	–

HSBC Holdings sub-group	1,380	2,495

Other	21,501	16,215

Total	759,210	618,662

Back to Contents

H S B C   H O L D I N G S   P L C

Other information

Loan maturity and interest sensitivity analysis

At 31 December 2004, the geographical analysis of loan maturity and interest sensitivity by loan type on a contractual repayment basis was as follows. All amounts are net of suspended interest.

			Rest
		Hong	of Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Maturity of 1 year or less

Loans and advances to banks	54,303	45,261	14,074	22,077	2,572	138,287

Commercial loans to customers
Commercial, industrial and international trade	29,028	10,600	15,421	6,568	1,610	63,227
Real estate and other property related	9,675	4,766	3,381	5,002	170	22,994
Non-bank financial institutions	26,615	1,328	1,930	15,993	98	45,964
Governments	986	83	789	1,638	98	3,594
Other commercial	22,699	2,431	4,518	13,205	747	43,600

	89,003	19,208	26,039	42,406	2,723	179,379

Hong Kong Government Home Ownership Scheme	–	652	–	–	–	652
Residential mortgages and other personal loans	27,587	10,332	7,684	43,006	2,778	91,387

Loans and advances to customers	116,590	30,192	33,723	85,412	5,501	271,418

Total loans maturing in one year or less	170,893	75,453	47,797	107,489	8,073	409,705

Maturity after 1 year but within 5 years

Loans and advances to banks	1,087	39	380	83	25	1,614

Commercial loans to customers
Commercial, industrial and international trade	16,123	3,146	3,249	3,927	358	26,803
Real estate and other property related	9,686	8,907	3,324	6,002	34	27,953
Non-bank financial institutions	2,064	544	352	841	12	3,813
Governments	629	531	510	2,065	508	4,243
Other commercial	6,344	3,537	1,922	1,168	173	13,144

	34,846	16,665	9,357	14,003	1,085	75,956

Hong Kong Government Home Ownership Scheme	–	1,869	–	–	–	1,869
Residential mortgages and other personal loans	35,874	7,629	6,554	44,221	797	95,075

Loans and advances to customers	70,720	26,163	15,911	58,224	1,882	172,900

Total loans maturing after 1 year but within
5 years	71,807	26,202	16,291	58,307	1,907	174,514

Interest rate sensitivity of loans and advances to
banks and commercial loans to customers:
Fixed interest rate	7,783	148	2,875	3,802	627	15,235
Variable interest rate	28,150	16,556	6,862	10,284	483	62,335

Total	35,933	16,704	9,737	14,086	1,110	77,570

Maturity after 5 years

Loans and advances to banks	483	–	329	2,016	–	2,828

Commercial loans to customers
Commercial, industrial and international trade	9,242	366	421	1,098	14	11,141
Real estate and other property related	6,200	2,674	856	3,310	2	13,042
Non-bank financial institutions	2,127	58	15	255	1	2,456
Governments	2,048	1	132	165	29	2,375
Other commercial	7,057	1,911	874	501	4	10,347

	26,674	5,010	2,298	5,329	50	39,361

Hong Kong Government Home Ownership Scheme	–	2,882	–	–	–	2,882
Residential mortgages and other personal loans	64,975	15,174	9,613	106,099	78	195,939

Loans and advances to customers	91,649	23,066	11,911	111,428	128	238,182

Total loans maturing after 5 years	92,132	23,066	12,240	113,444	128	241,010

Interest rate sensitivity of loans and advances to
banks and commercial loans to customers
Fixed interest rate	7,517	175	988	1,869	20	10,569
Variable interest rate	19,640	4,835	1,639	5,476	30	31,620

Total	27,157	5,010	2,627	7,345	50	42,189

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

	Year ended 31 December

	2004		2003		2002

	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate
	US$m	%	US$m	%	US$m	%
Deposits by banks

Europe
Demand and other – non-interest bearing	14,746	–	9,895	–	7,626	–
Demand – interest bearing	9,237	1.5	6,418	3.3	5,282	3.0
Time	22,746	2.7	17,877	1.9	19,053	2.8
Other	22,884	2.5	13,828	2.5	12,113	3.0

Total	69,613		48,018		44,074

Hong Kong
Demand and other – non-interest bearing	1,723	–	1,253	–	1,011	–
Demand – interest bearing	2,484	1.2	2,059	1.0	1,910	1.6
Time	1,016	1.6	450	1.1	321	2.0
Other	416	1.7	110	5.5	39	7.0

Total	5,639		3,872		3,281

Rest of Asia-Pacific
Demand and other – non-interest bearing	1,641	–	1,438	–	898	–
Demand – interest bearing	1,013	2.3	737	1.8	663	2.4
Time	4,410	3.1	3,055	3.6	2,804	4.4
Other	1,146	2.7	664	1.7	786	4.6

Total	8,210		5,894		5,151

North America
Demand and other – non-interest bearing	1,943	–	1,442	–	1,271	–
Demand – interest bearing	3,098	1.4	3,161	0.7	3,566	1.0
Time	2,810	3.7	3,151	2.9	2,205	2.4
Other	4,480	1.8	2,526	1.2	3,488	1.7

Total	12,331		10,280		10,530

South America
Demand and other – non-interest bearing	13	–	17	–	19	–
Demand – interest bearing	148	6.8	181	8.3	385	29.4
Time	238	6.3	273	12.8	296	5.2
Other	703	5.7	299	19.1	180	15.0

Total	1,102		770		880

Total
Demand and other – non-interest bearing	20,066	–	14,045	–	10,825	–
Demand – interest bearing	15,980	1.5	12,556	2.2	11,806	3.0
Time	31,220	2.9	24,806	2.3	24,679	3.0
Other	29,629	2.4	17,427	2.6	16,606	2.9

Total	96,895		68,834		63,916

Back to Contents

	Year ended 31 December

	2004		2003		2002

	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate
	US$m	%	US$m	%	US$m	%
Customer accounts

Europe
Demand and other – non-interest bearing	37,396	–	30,667	–	29,109	–
Demand – interest bearing	128,382	2.0	101,189	1.8	77,835	2.0
Savings	37,846	2.5	33,876	2.3	23,587	2.9
Time	48,314	3.1	41,010	2.8	44,745	3.1
Other	15,167	2.2	9,696	3.6	6,621	6.4

Total	267,105		216,438		181,897

Hong Kong
Demand and other – non-interest bearing	13,523	–	8,829	–	6,743	–
Demand – interest bearing	94,637	0.1	74,818	0.1	62,922	0.3
Savings	46,817	1.0	58,646	0.9	65,914	1.2
Time	12,015	1.6	10,101	1.4	8,630	1.9
Other	106	4.7	379	1.3	413	1.2

Total	167,098		152,773		144,622

Rest of Asia-Pacific
Demand and other – non-interest bearing	8,592	–	6,467	–	4,913	–
Demand – interest bearing	24,480	1.2	18,483	1.1	13,903	1.3
Savings	27,171	2.9	25,685	2.7	23,711	3.1
Time	7,597	2.1	6,105	1.6	5,508	2.0
Other	2,866	1.2	2,304	1.2	1,338	2.3

Total	70,706		59,044		49,373

North America
Demand and other – non-interest bearing	21,409	–	21,364	–	14,412	–
Demand – interest bearing	16,394	1.0	11,648	1.3	7,088	1.7
Savings	52,485	1.3	48,295	1.2	44,913	1.4
Time	13,856	2.4	6,652	3.3	6,266	4.9
Other	16,988	2.7	11,672	3.3	10,219	2.3

Total	121,132		99,631		82,898

South America
Demand and other – non-interest bearing	1,428	–	1,192	–	1,038	–
Demand – interest bearing	308	1.6	207	1.9	606	21.7
Savings	5,976	13.5	4,271	18.1	3,438	17.1
Time	269	0.4	157	–	11	4.2
Other	411	16.3	246	18.3	255	4.8

Total	8,392		6,073		5,348

Total
Demand and other – non-interest bearing	82,348	–	68,519	–	56,215	–
Demand – interest bearing	264,201	1.2	206,345	1.1	162,354	1.4
Savings	170,295	2.2	170,773	2.0	161,563	2.1
Time	82,051	2.6	64,025	2.5	65,160	3.0
Other	35,538	2.5	24,297	3.3	18,846	3.8

Total	634,433		533,959		464,138

CDs and other money market instruments
Europe	22,359	2.9	11,156	2.8	6,958	4.1
Hong Kong	10,830	3.5	9,656	3.6	7,546	4.0
Rest of Asia-Pacific	6,733	4.4	4,906	4.1	2,418	4.3
North America	20,790	2.1	14,309	2.4	4,838	3.0
South America	102	14.7	63	19.0	165	13.8

Total	60,814	2.9	40,090	3.0	21,925	3.9

Back to Contents

H S B C   H O L D I N G S   P L C

Other information (continued)

Certificates of deposit and other time deposits

At 31 December 2004, the maturity analysis of certificates of deposit and other wholesale time deposits, by remaining maturity, was as follows:

		After 3 months	After 6 months
	3 months	but within	but within	After
	or less	6 months	12 months	12 months	Total
	US$m	US$m	US$m	US$m	US$m
Europe
Certificates of deposit	20,645	3,722	200	1	24,568
Time deposits:
– banks	20,769	4,279	609	1,805	27,462
– customers	49,633	2,995	1,305	3,863	57,796

Total	91,047	10,996	2,114	5,669	109,826

Hong Kong
Certificates of deposit	228	495	1,505	9,293	11,521
Time deposits:
– banks	1,061	17	2	28	1,108
– customers	10,164	477	262	1,998	12,901

Total	11,453	989	1,769	11,319	25,530

Rest of Asia-Pacific
Certificates of deposit	5,405	1,042	273	48	6,768
Time deposits:
– banks	4,065	228	442	72	4,807
– customers	7,094	1,020	95	712	8,921

Total	16,564	2,290	810	832	20,496

North America
Certificates of deposit	3,754	40	13	–	3,807
Time deposits:
– banks	2,383	215	164	228	2,990
– customers	11,707	2,871	149	4,717	19,444

Total	17,844	3,126	326	4,945	26,241

South America
Certificates of deposit	–	–	–	–	–
Time deposits:
– banks	113	53	48	27	241
– customers	151	6	2	1	160

Total	264	59	50	28	401

Total
Certificates of deposit	30,032	5,299	1,991	9,342	46,664
Time deposits:
– banks	28,391	4,792	1,265	2,160	36,608
– customers	78,749	7,369	1,813	11,291	99,222

Total	137,172	17,460	5,069	22,793	182,494

The geographical analysis of deposits is based on the location of the office in which the deposits are recorded and excludes balances with HSBC companies. The majority of certificates of deposit and time deposits are in amounts of US$100,000 and over or the equivalent in other currencies.

Back to Contentss

Short-term borrowings

HSBC includes short-term borrowings within customer accounts, deposits by banks and debt securities in issue and does not show short-term borrowings separately on the balance sheet. Short-term borrowings are defined by the SEC as Federal funds purchased and securities sold under agreements to repurchase, commercial paper and other short-term borrowings. HSBC’s only significant short-term borrowings are securities sold under agreements to repurchase and certain debt securities in issue. Additional information on these is provided in the tables below.

	Year ended 31 December

	2004	2003	2002
Securities sold under agreements to repurchase	US$m	US$m	US$m

Outstanding at 31 December	43,726	27,427	21,397
Average amount outstanding during the year	46,229	25,883	21,089
Maximum quarter-end balance outstanding during the year	53,188	30,938	21,468
Weighted average interest rate during the year	2.7%	2.0%	4.0%
Weighted average interest rate at the year-end	2.9%	1.9%	3.9%

	Year ended 31 December

	2004	2003	2002
Short term bonds	US$m	US$m	US$m

Outstanding at 31 December	34,987	29,979	2,775
Average amount outstanding during the year	28,758	17,445	3,093
Maximum quarter-end balance outstanding during the year	34,987	29,979	4,422
Weighted average interest rate during the year	2.9%	2.5%	4.3%
Weighted average interest rate at the year-end	2.5%	2.5%	4.7%

Off-balance sheet arrangements

HSBC enters into certain off-balance sheet arrangements with customers in the ordinary course of business, as described below.

(i)	Financial guarantees, letters of credit and similar undertakings

Note 38(a) of the ‘Notes on the Financial Statements’ on page 306 describes various types of guarantees and discloses the maximum potential future payments under such arrangements. Credit risk associated with all forms of guarantees is assessed in the same manner as for on-balance sheet credit advances and, where necessary, provisions for assessed impairment are included in ‘provisions for contingent liabilities and commitments’.

(ii)	Commitments to lend

Undrawn credit lines are disclosed in Note 38(a) of the ‘Notes on Financial Statements’ on page 306. The majority by value of undrawn credit lines arises from ‘open to buy’ lines on personal credit cards, whereby cheques are issued to potential customers offering them a pre-approved loan, advised overdraft limits, and mortgage offers awaiting customer acceptance. HSBC generally has the right to change or terminate any conditions of a personal customer’s overdraft, credit card or other credit line upon notification to the customer. In respect of corporate commitments to lend, in most contracts HSBC’s position will be protected through restrictions on access to funding in the event of material adverse change.

(iii)	Credit derivatives

HSBC uses credit derivatives through the dealing operations of certain Group companies, acting as a principal counterparty to a broad range of users, structuring deals to produce risk management products for its customers, or making markets in certain products. Risk is typically controlled through entering into an offsetting credit derivative contract with another counterparty. HSBC also manages its own exposure to industry segments and individual counterparties using credit derivatives. For a more detailed description of credit derivatives and information regarding their carrying amounts in 2004 and 2003, refer to Note 37(a) of the ‘Notes on Financial Statements’ on page 299.

Back to Contents

H S B C   H O L D I N G S   P L C

Other information (continued)

(iv)	Special purpose and variable interest entities

HSBC predominantly uses special purpose entities (‘SPEs’), or variable interest entities (‘VIEs’), to securitise loans and advances it has originated where this source of funding is cost effective. Such loans and advances generally remain on-balance sheet under UK GAAP.

HSBC also administers SPEs that have been established for the purpose of providing alternative sources of financing to HSBC’s customers. Such arrangements also enable HSBC to provide tailored investment opportunities for investors. These SPEs, commonly referred to as asset-backed or multi-seller conduits, purchase interests in a diversified pool of receivables from customers or in the market using finance provided by a third party. The cash flows received by the SPE on the pool of receivables are used to service the finance provided by investors. HSBC administers this arrangement, which facilitates diversification of funding sources and the tranching of credit risk. HSBC also typically provides part of the liquidity facilities to the entities, together with secondary credit enhancement.

HSBC also has relationships with SPEs which offer management of investment funds, provide finance to public and private sector infrastructure projects, and facilitate capital funding through the issue of preference shares via partnerships.

All SPEs used by HSBC are authorised centrally to ensure appropriate purpose and governance, and the activities of SPEs administered by HSBC are closely monitored by senior management. The use of SPEs is not a significant part of HSBC’s activities and HSBC is not reliant on the use of SPEs for any material part of its business operations. For a further discussion of HSBC’s involvement with VIEs and the accounting treatments under UK and US GAAP see Note 49(p) of the ‘Notes on the Financial Statements’ on page 351.

Contractual obligations

The table below provides details of HSBC’s material contractual obligations as at 31 December 2004.

	Payments due by period

		Less than		More than
	Total	1 year	1–5 years	5 years
	US$m	US$m	US$m	US$m

Long-term debt obligations	231,393	100,190	88,294	42,909
Capital (finance) lease obligations	695	25	40	630
Operating lease obligations	3,187	638	1,450	1,099
Purchase obligations	1,212	717	495	–
Short positions in debt securities	39,882	39,882	–	–

Total	276,369	141,452	90,279	44,638

Disclosure controls

The Group Chairman and Group Finance Director, with the assistance of other members of management, carried out an evaluation of the effectiveness of the design and operation of HSBC Holdings’ disclosure controls and procedures as of 31 December 2004. Based upon that evaluation, the Group Chairman and Group Finance Director concluded that HSBC’s disclosure controls and procedures as of 31 December 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports which the company files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

     In making that evaluation, the Group Chairman and Group Finance Director took into account the fact that the management of HSBC Finance Corporation had concluded that there had been a material weakness in HSBC Finance Corporation’s internal controls over financial reporting under US GAAP relating to the documentation of hedge accounting under Statement of Financial Accounting Standard No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’, (‘SFAS 133’) which had come to light late in 2004 as part of HSBC Finance Corporation’s preparation for the transition from UK GAAP to International Financial Reporting Standards in 2005. This weakness related to deficiencies in documentation designed to re-establish hedge accounting following the acquisition of HSBC Finance Corporation by HSBC and not from the original or economic management of this hedging activity. HSBC

Back to Contents

Finance Corporation is taking a number of immediate remedial actions to address these weaknesses and the accounting function has already been strengthened. HSBC Holdings, the Group Chairman and Group Finance Director do not believe that the weaknesses identified by HSBC Finance Corporation management are material to the Group's overall disclosure controls and procedures or evaluation of their effectiveness.

     There has been no change in HSBC Holdings’ internal control over financial reporting during the year ended 31 December 2004 that has materially affected, or is reasonably likely to materially affect, HSBC Holdings’ internal control over financial reporting.

Back to Contents

H S B C   H O L D I N G S   P L C

Board of Directors and Senior Management

Directors

Sir John Bond, Group Chairman

Age 63. An executive Director since 1990; Group Chief Executive from 1993 to 1998. Joined HSBC in 1961; a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, having been an executive Director from 1988 to 1992. A Director of HSBC Bank plc from 1993 to 1997 and Chairman from 1998 to 2004. A non-executive director of Ford Motor Company and of Vodafone Group Plc.

*	The Baroness Dunn, DBE, Deputy Chairman and senior non-executive Director

Age 64. An executive Director of John Swire & Sons Limited and a Director of Swire Pacific Limited. A non-executive Director since 1990 and a non-executive Deputy Chairman since 1992. A member of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1981 to 1996. A former non-executive Director of Marconi p.l.c. and a former Senior Member of the Hong Kong Executive Council and Legislative Council.

†	Sir Brian Moffat, OBE, Deputy Chairman and senior independent non-executive Director

Age 66. Former Chairman of Corus Group plc. A non-executive Director since 1998 and a non-executive Deputy Chairman since 2001. Chairman of the Group Audit Committee and of the Nomination Committee. A member of the Court of the Bank of England. A non-executive Director of Macsteel Global BV.

S K Green, Group Chief Executive

Age 56. An executive Director since 1998. Executive Director, Corporate, Investment Banking and Markets from 1998 to 2003. Joined HSBC in 1982. Group Treasurer from 1992 to 1998. Chairman of HSBC Bank plc, HSBC Bank Middle East Limited and HSBC Private Banking Holdings (Suisse) S.A. A Director of The Bank of Bermuda Limited, CCF S.A., The Hongkong and Shanghai Banking Corporation Limited, Grupo Financiero HSBC, S.A. de C.V., HSBC North America Holdings Inc. and HSBC Trinkaus & Burkhardt KGaA.

A W Jebson, Group Chief Operating Officer

Age 55. An executive Director since 2000. Group IT Director from 2000 to 2003. Group General Manager, Information Technology from 1996 to 2000. Joined HSBC in 1978. A Director of HSBC Finance Corporation.
W F Aldinger, Chairman and Chief Executive Officer, HSBC North America Holdings Inc.

Age 57. An executive Director since 2003. Joined HSBC Finance Corporation in 1994. Chairman and Chief Executive Officer of HSBC Finance Corporation. Chairman, President and Chief Executive Officer of HSBC North America Inc. Chairman of HSBC Bank USA, N.A. and HSBC USA Inc. A non-executive Director of MasterCard International, Inc., Illinois Tool Works, Inc., AT&T Corp., and the combined board of the Children’s Memorial Medical Center/Children’s Memorial Hospital and the Children’s Memorial Foundation. Former Vice Chairman of Wells Fargo Bank.

†	The Rt Hon the Lord Butler of Brockwell, KG, GCB, CVO

Age 67. Master, University College, Oxford. A non-executive Director since 1998. Chairman of the Corporate Social Responsibility Committee, a member of the Nomination Committee and Chairman of the HSBC Education Trust. A non-executive Director of Imperial Chemical Industries plc. Chaired the UK Government Review of Intelligence on Weapons of Mass Destruction. Secretary of the Cabinet and Head of the Home Civil Service in the United Kingdom from 1988 to 1998.

†	R K F Ch’ien, CBE

Age 53. Executive Chairman of chinadotcom corporation and Chairman of its subsidiary, hongkong.com Corporation. A non-executive Director since 1998. A member of the Group Audit Committee. Non-executive Chairman of HSBC Private Equity (Asia) Limited, and a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1997. Non-executive Chairman of MTR Corporation Limited and a non-executive Director of Convenience Retail Asia Limited, Inchcape plc, VTech Holdings Limited and The Wharf (Holdings) Limited.

†	J D Coombe

Age 59. Executive Director and Chief Financial Officer of GlaxoSmithKline plc, from which he will retire on 31 March 2005. Appointed a non-executive Director with effect from 1 March 2005 and a member of the Group Audit Committee with effect from 1 July 2005. A non-executive Director of the Supervisory Board of Siemens AG and appointed a non-executive Director of GUS plc with effect from 1 April 2005. A member of The Code Committee of the Panel on Takeovers and Mergers. A former Chairman of The Hundred Group of Finance Directors and a former member of the Accounting Standards Board.

Back to Contents

D G Eldon, Chairman, The Hongkong and Shanghai Banking Corporation Limited

Age 59. An executive Director since 1999. Joined HSBC in 1968. Appointed an executive Director of The Hongkong and Shanghai Banking Corporation Limited in 1994, Chief Executive Officer in 1996 and Chairman in 1999. Non-executive Chairman of Hang Seng Bank Limited and a non-executive Director of Swire Pacific Limited and MTR Corporation Limited.

†	R A Fairhead

Age 43. Finance Director of Pearson plc. A non-executive Director since 1 March 2004. A member of the Group Audit Committee. Former Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc.

D J Flint, Group Finance Director

Age 49. Joined HSBC as an executive Director in 1995. Director of HSBC Bank Malaysia Berhad. A non-executive Director of BP p.l.c. Chairman of the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control. Served on the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board from 2001 to 2004. A former partner in KPMG.

†	W K L Fung, OBE

Age 56. Group Managing Director of Li & Fung Limited. A non-executive Director since 1998. A member of the Remuneration Committee and of the Corporate Social Responsibility Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1995. Former Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters’ Association and the Hong Kong Committee for the Pacific Economic Co-operation Council.

M F Geoghegan, CBE, Chief Executive, HSBC Bank plc

Age 51. An executive Director since 1 March 2004. Joined HSBC in 1973. Appointed a Director and Chief Executive of HSBC Bank plc in January 2004. A Director of CCF S.A. and HSBC Private Banking Holdings (Suisse) S.A. President of HSBC Bank Brasil S.A. - Banco Múltiplo from 1997 to 2003 and responsible for all of HSBC’s business throughout South America from 2000 to 2003. A non-executive Director and Chairman of Young Enterprise.
†	S Hintze

Age 60. Former Chief Operating Officer of Barilla S.P.A. A non-executive Director since 2001. A member of the Corporate Social Responsibility Committee and of the Remuneration Committee. A non-executive Director of Premier Foods plc and the Society of Genealogists, a registered charity. A former Senior Vice President of Nestlé S.A. With Mars Incorporated from 1972 to 1993, latterly as Executive Vice President of M&M/Mars in New Jersey. A former non-executive Director of Safeway plc.

†	J W J Hughes-Hallett

Age 55. Chairman of John Swire & Sons Limited. Appointed a non-executive Director with effect from 1 March 2005. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1999 to 2004. A non-executive Director and formerly Chairman of Cathay Pacific Airways Limited and Swire Pacific Limited.

†	Sir John Kemp-Welch

Age 68. Former Joint Senior Partner of Cazenove & Co and former Chairman of the London Stock Exchange. A non-executive Director since 2000. A member of the Remuneration Committee and of the Group Audit Committee. A Deputy Chairman of the Financial Reporting Council and a member of the Panel on Takeovers and Mergers from 1994 to 2000.

†	Sir Mark Moody-Stuart, KCMG

Age 64. Chairman of Anglo American plc. A non-executive Director since 2001. Chairman of the Remuneration Committee. A Director and former Chairman of The ‘Shell’ Transport and Trading Company, plc and former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies. A non-executive Director of Accenture Limited, a Governor of Nuffield Hospitals, President of the Liverpool School of Tropical Medicine and Chairman of the Global Business Coalition on HIV/AIDS.

†	S W Newton

Age 63. Chairman of The Real Return Holdings Company Limited. A non-executive Director since 2002. A Member of the Advisory Board of the East Asia Institute at Cambridge University. Founder of Newton Investment Management, from which he retired in 2002.

Back to Contents

H S B C   H O L D I N G S   P L C

Board of Directors and Senior Management (continued)

*	H Sohmen, OBE

Age 65. Chairman and President of World-Wide Shipping Group Limited and Chairman of Bergesen d.y. ASA and Bergesen Worldwide Limited. A non-executive Director since 1990. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1984 and Deputy Chairman since 1996.

†	C S Taylor

Age 59. Chair of Canadian Broadcasting Corporation. A non-executive Director since 2002. A member of the Corporate Social Responsibility Committee. Appointed a non-executive Director of HSBC North America Holdings Inc. with effect from 1 March 2005. A former non-executive Director of HSBC Bank Canada, HSBC Bank USA, N.A. and HSBC USA Inc. A non-executive Director of Fairmont Hotels and Resorts from 2001 to February 2005. Chair of Vancouver Board of Trade from 2001 to 2002.

†	Sir Brian Williamson, CBE

Age 60. Chairman of Electra Investment Trust plc and Resolution Life Group Limited. A non-executive Director since 2002. A member of the Nomination Committee. A member of the Supervisory Board of Euronext NV. Senior adviser to Fleming Family and Partners. Former Chairman of London International Financial Futures and Options Exchange and Gerrard Group plc. A former non-executive Director of the Financial Services Authority and of the Court of The Bank of Ireland.

* Non-executive Director
† Independent non-executive Director

Adviser to the Board

D J Shaw

Age 58. An Adviser to the Board since 1998. Solicitor. A partner in Norton Rose from 1973 to 1998. A Director of The Bank of Bermuda Limited and HSBC Private Banking Holdings (Suisse) S.A.

Secretary

R G Barber

Age 54. Group Company Secretary since 1990. Joined HSBC in 1980; Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited from 1986 to 1992. Company Secretary of HSBC Bank plc from 1994 to 1996.

Group Managing Directors

C-H Filippi

Age 52. A Group Managing Director and Chairman and Chief Executive Officer of CCF S.A. since 1 March 2004. A Director of HSBC Bank plc. Joined CCF S.A. in 1987 having previously held senior appointments in the French civil service. Appointed a Group General Manager in 2001 as Global Head of Corporate and Institutional Banking.

S T Gulliver

Age 45. A Group Managing Director since 1 March 2004. Co-Head Corporate, Investment Banking and Markets since 2003. Joined HSBC in 1980. Appointed a Group General Manager in 2000. Head of Treasury and Capital Markets in Asia-Pacific from 1996 to 2002 and Head of Global Markets from 2002 to 2003.

Y A Nasr

Age 50. A Group Managing Director since 1 March 2004. President, HSBC Bank Brasil S.A. -Banco Múltiplo since 2003. Joined HSBC in 1976. Appointed a Group General Manager in 1998. President and Chief Executive Officer of HSBC USA Inc. and HSBC Bank USA from 1999 to 2003. President and Chief Executive Officer of HSBC Bank Canada from 1997 to 1999.

J J Studzinski

Age 48. A Group Managing Director since 1 March 2004. Co-Head Corporate, Investment Banking and Markets since 2003. Joined HSBC in 2003 having previously been with Morgan Stanley from 1980 to 2003, most recently as Deputy Chairman of Morgan Stanley International. Appointed a Group General Manager in 2003.

Group General Managers

R J Arena

Age 56. Group General Manager, Global e-business. Joined HSBC in 1999. Appointed a Group General Manager in 2000.

C C R Bannister

Age 46. Chief Executive Officer, Group Private Banking. Joined HSBC in 1994. Appointed a Group General Manager in 2001.

Back to Contents

R E T Bennett

Age 53. Group General Manager, Legal and Compliance. Joined HSBC in 1979. Appointed a Group General Manager in 1998.

N S K Booker

Age 46. Group General Manager and Chief Executive Officer, India. Joined HSBC in 1981. Appointed a Group General Manager in January 2004.

G P S Calvert, OBE

Age 52. Group General Manager and Managing Director, The Saudi British Bank. Joined HSBC in 1974. Appointed a Group General Manager in June 2004.

Z J Cama

Age 57. Deputy Chairman and Chief Executive Officer, HSBC Bank Malaysia Berhad. Joined HSBC in 1968. Appointed a Group General Manager in 2001.

V H C Cheng, OBE

Age 56. Executive Director and Chairman designate, The Hongkong and Shanghai Banking Corporation Limited and Chief Executive Officer, Hang Seng Bank Limited. Joined HSBC in 1978. Appointed a Group General Manager in 1995.

A A Flockhart

Age 53. Group General Manager, Chief Executive Officer and Chairman, Grupo Financiero HSBC, S.A. de C.V. and HSBC Mexico, S.A. Joined HSBC in 1971. Appointed a Group General Manager in 2002.

M J G Glynn

Age 53. Group General Manager, President and Chief Executive Officer, HSBC Bank USA, N.A. Joined HSBC in 1982. Appointed a Group General Manager in 2001.

K M Harvey

Age 44. Group General Manager and Group Chief Information Officer. Joined HSBC Finance Corporation in 1989. Appointed a Group General Manager in August 2004.

D H Hodgkinson

Age 54. Group General Manager, Chief Executive Officer and Deputy Chairman, HSBC Bank Middle East Limited. Joined HSBC in 1969. Appointed a Group General Manager in 2003.

A P Hope

Age 58. Group General Manager, Insurance. Joined HSBC in 1971. Appointed a Group General Manager in 1996.

D D J John

Age 54. Chief Operating Officer and Director, HSBC Bank plc. Joined HSBC Bank plc in 1971. Appointed a Group General Manager in 2000.

M J W King

Age 48. Group General Manager, Internal Audit. Joined HSBC in 1986. Appointed a Group General Manager in 2002.

R C F Or

Age 55. Executive Director, The Hongkong and Shanghai Banking Corporation Limited. Joined HSBC in 1972. Appointed a Group General Manager in 2000.

K Patel

Age 56. Group General Manager and Head of Corporate, Investment Banking and Markets, Emerging Europe & Africa. Joined HSBC in 1984. Appointed a Group General Manager in 2000.

R C Picot

Age 47. Group Chief Accounting Officer. Joined HSBC in 1993. Appointed a Group General Manager in 2003.

J C S Rankin

Age 63. Group General Manager, Human Resources. Joined HSBC in 1960. Appointed a Group General Manager in 1990.

B Robertson

Age 50. Group General Manager, Credit and Risk. Joined HSBC in 1975. Appointed a Group General Manager in 2003.

Back to Contents

H S B C   H O L D I N G S   P L C

Board of Directors and Senior Management (continued)

M R P Smith, OBE

Age 48. President and Chief Executive Officer, The Hongkong and Shanghai Banking Corporation Limited. Joined HSBC in 1978. Appointed a Group General Manager in 2000.

I A Stewart

Age 46. Group General Manager and Head of Transaction Banking, Corporate, Investment Banking and Markets. Joined HSBC in 1980. Appointed a Group General Manager in 2000.

P E Stringham

Age 55. Group General Manager, Marketing. Joined HSBC in 2001. Appointed a Group General Manager in 2001.

P A Thurston

Age 51. Group General Manager, Personal Financial Services, Asia-Pacific. Joined HSBC in 1975. Appointed a Group General Manager in 2003.

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors

Results for 2004

HSBC reported operating profit before provisions of US$22,898 million. Profit attributable to shareholders of HSBC Holdings was US$11,840 million, a 14.4 per cent return on shareholders’ funds. The retained profit transferred to reserves was US$4,539 million.

     First, second and third interim dividends, each of US$0.13 per ordinary share, were paid on 7 July 2004, 6 October 2004 and 20 January 2005 respectively. The Directors have declared a fourth interim dividend of US$0.27 per ordinary share in lieu of a final dividend, making a total distribution for the year of US$7,301 million. The fourth interim dividend will be payable on 4 May 2005 in cash in United States dollars, or in sterling or Hong Kong dollars at exchange rates to be determined on 25 April 2005, with a scrip dividend alternative. The reserves available for distribution before accounting for the third and fourth interim dividends of US$1,444 million and US$2,996 million respectively are US$10,927 million.

     Further information about the results is given in the consolidated profit and loss account on page 237.

Principal activities and business review

Through its subsidiary and associated undertakings, HSBC provides a comprehensive range of banking and related financial services. HSBC operates through long-established businesses and has an international network of over 9,800 offices in 77 countries and territories in Europe; the Asia-Pacific region, the Americas, the Middle East and Africa and serves over 110 million customers. Taken together, the five largest customers of HSBC do not account for more than one per cent of HSBC’s income.

     In February 2004, The Bank of Bermuda Limited was acquired for US$1,224 million.

     In April 2004, 15.98 per cent of Industrial Bank Co. Limited was acquired by Hang Seng Bank Limited for US$209 million.

     In May 2004, 100 per cent of Intesa Bank Canada was acquired for US$88 million.

     In June 2004, 14.62 per cent of UTI Bank Limited was acquired for US$68 million.

     In August 2004, 19.9 per cent of Bank of Communications Limited was acquired for US$1,747 million.

     In November 2004, 100 per cent of Marks and Spencer Retail Financial Services Holdings Limited was acquired for US$1,044 million.

     A review of the development of the business of HSBC undertakings during the year and an indication of likely future developments are given in the 'Description of Business' on pages 10 and 11.

Capital and reserves

The following events in relation to the HSBC Holdings ordinary shares of US$0.50 each occurred during the year:

Scrip dividends

1.	35,092,117 ordinary shares were issued at par on 20 January 2004 to shareholders who elected to receive new shares in lieu of the 2003 second interim dividend. The market value per share used to calculate shareholders’ entitlements to new shares was US$15.1987, being the United States dollar equivalent of £8.838.

2.	22,984,421 ordinary shares were issued at par on 5 May 2004 to shareholders who elected to receive new shares in lieu of the 2003 third interim dividend. The market value per share used to calculate shareholders’ entitlements to new shares was US$15.0552, being the United States dollar equivalent of £8.16.

3.	52,287,747 ordinary shares were issued at par on 7 July 2004 to shareholders who elected to receive new shares in lieu of the 2004 first interim dividend. The market value per share used to calculate shareholders’ entitlements to new shares was US$14.293 being the United States dollar equivalent of £7.926.

4.	49,677,957 ordinary shares were issued at par on 6 October 2004 to shareholders who elected to receive new shares in lieu of the 2004 second interim dividend. The market value per share used to calculate shareholders’ entitlements to new shares was US$15.0141 being the United States dollar equivalent of £8.307.

All-Employee share plans

5.	28,472,134 ordinary shares were issued at prices ranging from £5.2212 to £6.7536 per share in connection with the exercise of options under the HSBC Holdings savings-related share option plans. Options over 7,675,359 ordinary shares lapsed.

6.	The HSBC Qualifying Employee Share Ownership Trust (‘the QUEST’) was established in 1999 to satisfy options exercised by UK

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

participants of the HSBC Holdings Savings-Related Share Option Plan. At 1 January 2004, the QUEST held 514,293 ordinary shares. During 2004, HSBC QUEST Trustee (UK) Limited, the corporate trustee of the QUEST, transferred 1,592,371 ordinary shares from the QUEST to employees who exercised options under the HSBC Holdings Savings-Related Share Option Plan and subscribed for 1,079,099 ordinary shares at market values ranging from £7.84 to £9.38 using subscription moneys received from those employees. At 31 December 2004, the QUEST held 1,021 ordinary shares.

7.	4,216,456 ordinary shares were issued at €9.679 per share in connection with a Plan d’Epargne Entreprise for the benefit of non-UK resident employees of CCF and its subsidiaries.

8.	Options over 11,154,679 ordinary shares were awarded at nil consideration on 21 April 2004 and options over 13,885,457 ordinary shares were awarded at nil consideration on 10 May 2004 to over 46,000 HSBC employees resident in more than 56 countries and territories under the HSBC Holdings savings-related share option plans. The options are exercisable within six months following the third or fifth anniversary of the commencement of the relevant savings contracts on 1 August 2004 at a price of £6.472 per share, a 20 per cent discount to the average market value over the five business days immediately preceding the date of the invitation.

Discretionary share incentive plans

9.	14,905,692 ordinary shares were issued at prices ranging from £2.1727 to £7.46 per share in connection with the exercise of options under the HSBC Holdings Executive Share Option Scheme. Options over 812,836 ordinary shares lapsed.

10.	1,460,399 ordinary shares were issued at prices ranging from £6.91 to £8.712 per share in connection with the exercise of options under the HSBC Holdings Group Share Option Plan. Options over 5,548,707 ordinary shares lapsed.

11.	Options over 63,341,879 ordinary shares were awarded at nil consideration on 30 April 2004 under the HSBC Holdings Group Share Option Plan. The options are normally exercisable between the third and 10th anniversaries of the award at a price of £8.283 per share, the market value of the ordinary shares on the date of award.
12.	Options over 340,160 ordinary shares were awarded at nil consideration on 27 August 2004 under the HSBC Holdings Group Share Option Plan. The options are normally exercisable between the third and 10th anniversaries of the award at a price of £8.65 per share, the market value of the ordinary shares on the date of award.

HSBC Finance Corporation

13.	1,590,319 ordinary shares were issued at US$9.60 in connection with the early settlement of HSBC Finance Corporation 8.875% Adjustable Conversion-Rate Equity Security Units.

14.	293,254 ordinary shares were issued at prices ranging from US$14.11 to US$17.28 in connection with the exercise of options under HSBC Finance Corporation share plans that have been converted into options over HSBC Holdings ordinary shares.

Authority to allot shares

15.	At the Annual General Meeting in 2004 shareholders renewed the authority for the Directors to allot new shares. The authority was to allot up to 2,199,800,000 ordinary shares, 10,000,000 non-cumulative preference shares of £0.01 each, 10,000,000 non-cumulative preference shares of US$0.01 each and 10,000,000 non-cumulative preference shares of €0.01 each.

Other than as described in paragraphs 1. to 14. above, the Directors did not allot any shares during 2004.

Authority to repurchase shares

16.	At the Annual General Meeting in 2004 shareholders renewed the authority for the Company to make market repurchases of up to 1,099,900,000 ordinary shares. The Directors have not exercised this authority.

Employee share option plans

In order to align the interests of staff with those of shareholders, share options are awarded to employees under all-employee share plans and discretionary share incentive plans. The following are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as “continuous contracts” for the purposes of the Hong Kong Employment Ordinance. The options were

Back to Contents

granted at nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled during the year. Under the authority granted by shareholders at the Annual General Meeting in 2000, the maximum number of new HSBC Holdings ordinary shares that may be issued or become issuable under all the share option plans in any ten year period is 848,847,000 HSBC Holdings ordinary shares (approximately 7.6 per cent of HSBC Holdings’ issued ordinary share capital on 28 February 2005). Within this limit not more than 5 per cent of the issued ordinary share capital of HSBC Holdings from time to time may be put under option under the HSBC Holdings Group Share Option Plan and the HSBC Holdings Restricted Share Plan 2000 (approximately 560,000,000 HSBC Holdings ordinary shares on 28 February 2005). Under the HSBC Holdings savings-related share option plans, HSBC Holdings Group Share Option Plan, HSBC Holdings Executive Share Option Scheme and the HSBC Holdings Restricted Share Plan 2000 there were options outstanding over 374,369,127 HSBC Holdings ordinary shares at 31 December 2004. Particulars of options over HSBC Holdings shares held by Directors of HSBC Holdings are set out on pages 229 to 233 of the Directors’ Remuneration Report. Following a comprehensive review of share-based remuneration arrangements in 2004, resolutions relating to employee share plans will be submitted to the forthcoming Annual General Meeting.

All-Employee share plans

The HSBC Holdings Savings-Related Share Option Plan, HSBC Holdings Savings-Related Share Option Plan: Overseas Section, and previously the HSBC Holdings Savings-Related Share Option Scheme: USA Section, are all-employee share plans under which eligible HSBC employees (those with six months continuous service from July to December of the year preceding the date of grant) are granted options to acquire HSBC Holdings ordinary shares. Employees may make overall contributions of up to £250 (or equivalent) each month over a period of three or five years which may be used on the third or fifth anniversary of the commencement of the relevant savings contract, at their election, to exercise the options; alternatively the employee may elect to have the savings (plus interest) repaid in cash. The options are exercisable within six months following the third or fifth anniversary of the commencement of the relevant savings contract. In the case of redund ancy, retirement on grounds of injury or ill health, retirement at or after normal retirement age, the transfer of the employing business to another party, or a change of control of the employing company, options may be exercised before completion of the relevant savings contract. Under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: Overseas Section the option exercise price is determined by reference to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20 per cent. The all-employee share plans will terminate on 26 May 2010 unless the Directors resolve to terminate the plans at an earlier date.

HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

						Options at	Options		Options		Options	Options at
Date of	Exercise	Exercisable		Exercisable		1 January	awarded		exercised		lapsed	31 December
award	price (£)	from	[1]	until	[2]	2004	during year	[3]	during year	[4]	during year	2004

6 Apr 1998	5.2212	1 Aug 2003		31 Jan 2004		186,165	–		139,268		46,897	–
1 Apr 1999	5.3980	1 Aug 2004		31 Jan 2005		10,598,682	–		10,251,424		147,716	199,542
10 Apr 2000	6.0299	1 Aug 2005		31 Jan 2006		11,163,824	–		448,670		629,718	10,085,436
11 Apr 2001	6.7536	1 Aug 2004		31 Jan 2005		1,870,853	–		1,724,173		78,155	68,525
11 Apr 2001	6.7536	1 Aug 2006		31 Jan 2007		4,171,431	–		103,513		339,842	3,728,076
2 May 2002	6.3224	1 Aug 2005		31 Jan 2006		1,741,719	–		50,624		216,124	1,474,971
2 May 2002	6.3224	1 Aug 2007		31 Jan 2008		4,636,144	–		48,693		374,479	4,212,972
23 Apr 2003	5.3496	1 Aug 2006		31 Jan 2007		9,056,673	–		101,884		1,076,787	7,878,002
23 Apr 2003	5.3496	1 Aug 2008		31 Jan 2009		14,074,491	–		56,157		968,910	13,049,424
21 Apr 2004	6.4720	1 Aug 2007		31 Jan 2008		–	4,556,417		2,162		299,055	4,255,200
21 Apr 2004	6.4720	1 Aug 2009		31 Jan 2010		–	6,534,250		411		206,641	6,327,198

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant the executors may exercise the option up to six months beyond the normal exercise period.
3	The closing price per share on 20 April 2004, the day before the options were awarded, was £8.29.
4	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.37.

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

HSBC Holdings Savings-Related Share Option Plan: Overseas Section
HSBC Holdings ordinary shares of US$0.50

						Options at	Options		Options		Options	Options at
Date of	Exercise	Exercisable		Exercisable		1 January	awarded		exercised		lapsed	31 December
award	price (£)	from	[1]	until	[2]	2004	during year		during year	[3]	during year	2004

6 Apr 1998	5.2212	1 Aug 2003		31 Jan 2004		78,234	–		39,315		38,919	–
1 Apr 1999	5.3980	1 Aug 2004		31 Jan 2005		10,942,536	–		10,673,901		98,247	170,388
10 Apr 2000	6.0299	1 Aug 2005		31 Jan 2006		16,622,178	–		273,551		661,486	15,687,141
11 Apr 2001	6.7536	1 Aug 2004		31 Jan 2005		5,773,078	–		5,091,195		307,840	374,043
11 Apr 2001	6.7536	1 Aug 2006		31 Jan 2007		1,459,237	–		9,233		108,759	1,341,245
2 May 2002	6.3224	1 Aug 2005		31 Jan 2006		3,393,662	–		19,040		310,873	3,063,749
2 May 2002	6.3224	1 Aug 2007		31 Jan 2008		1,224,697	–		3,949		69,419	1,151,329
23 Apr 2003	5.3496	1 Aug 2006		31 Jan 2007		10,459	–		–		–	10,459
23 Apr 2003	5.3496	1 Aug 2008		31 Jan 2009		10,488	–		–		–	10,488
8 May 2003	5.3496	1 Aug 2006		31 Jan 2007		17,432,578	–		67,416		980,573	16,384,589
8 May 2003	5.3496	1 Aug 2008		31 Jan 2009		6,500,298	–		9,744		224,861	6,265,693
21 Apr 2004	6.4720	1 Aug 2007		31 Jan 2008		–	49,524	[4]	–		–	49,524
21 Apr 2004	6.4720	1 Aug 2009		31 Jan 2010		–	14,488	[4]	–		–	14,488
10 May 2004	6.4720	1 Aug 2007		31 Jan 2008		–	10,550,550	[5]	3,358		428,360	10,118,832
10 May 2004	6.4720	1 Aug 2009		31 Jan 2010		–	3,334,907	[5]	605		61,698	3,272,604

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.
3	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.11.
4	The closing price per share on 20 April 2004, the day before the options were awarded, was £8.29.
5	The closing price per share on 9 May 2004, the day before the options were awarded, was £8.12.

HSBC Holdings Savings-Related Share Option Scheme: USA Section
HSBC Holdings ordinary shares of US$0.50

						Options at	Options		Options	Options at
Date of	Exercise	Exercisable		Exercisable		1 January	exercised		lapsed	31 December
award	price (£)	from	[1]	until	[2]	2004	during year	[3]	during year	2004

10 Aug 1999	6.3078	1 Jul 2004		31 Dec 2004		1,477,642	949,150		–	528,492

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.
3	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.33.

No options were granted during the period.

Discretionary share incentive plans

The HSBC Holdings Group Share Option Plan, and previously the HSBC Holdings Executive Share Option Scheme, are discretionary share incentive plans under which HSBC employees, based on performance criteria and potential, are granted options to acquire HSBC Holdings ordinary shares. Since 1996 the vesting of these awards has been subject to the attainment of pre-determined performance criteria, except within CCF (which was acquired in 2000) where performance criteria are being phased in. The maximum value of options which may be granted to an employee in any one year (together with any Performance Share awards under the HSBC Holdings Restricted Share Plan 2000) is 150 per cent of the employee’s annual salary at the date of grant plus any bonus paid for the previous year. In exceptional circumstances this could be raised to 225 per cent. Subject to achievement of the performance condition, options are generally exercisable between the third and tenth anniversary of the date of grant. Employees of a subsidiary that is sold or transferred out of HSBC may exercise options awarded under the HSBC Holdings Group Share Option Plan within six months of the sale or transfer regardless of whether the performance condition is met.

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

Back to Contents

HSBC Holdings Executive Share Option Scheme
HSBC Holdings ordinary shares of US$0.50

						Options at	Options		Options	Options at
Date of	Exercise	Exercisable		Exercisable		1 January	exercised		lapsed	31 December
award	price (£)	from	[1]	until	[2]	2004	during year	[3]	during year	2004

8 Mar 1994	2.8376	8 Mar 1997		8 Mar 2004		82,479	82,479		–	–
7 Mar 1995	2.1727	7 Mar 1998		7 Mar 2005		234,000	133,500		–	100,500
1 Apr 1996	3.3334	1 Apr 1999		1 Apr 2006		602,019	236,349		15,000	350,670
24 Mar 1997	5.0160	24 Mar 2000		24 Mar 2007		1,046,174	255,263		9,000	781,911
12 Aug 1997	7.7984	12 Aug 2000		12 Aug 2007		14,625	–		–	14,625
16 Mar 1998	6.2767	16 Mar 2001		16 Mar 2008		1,954,924	499,281		37,500	1,418,143
29 Mar 1999	6.3754	3 Apr 2002		29 Mar 2009		32,420,672	8,802,829		299,478	23,318,365
10 Aug 1999	7.4210	10 Aug 2002		10 Aug 2009		193,800	43,642		7,500	142,658
31 Aug 1999	7.8710	31 Aug 2002		31 Aug 2009		4,000	–		–	4,000
3 Apr 2000	7.4600	3 Apr 2003		3 Apr 2010		23,142,646	4,852,349		444,358	17,845,939

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to twelve months beyond the normal exercise period.
3	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.61.

The HSBC Holdings Executive Share Option Scheme was replaced by the HSBC Holdings Group Share Option Plan on 26 May 2000. No options have been granted under the Scheme since that date.

HSBC Holdings Group Share Option Plan
HSBC Holdings ordinary shares of US$0.50

							Options		Options		Options
						Options at	awarded		exercised		lapsed	Options at
Date of	Exercise	Exercisable		Exercisable		1 January	during		during		during	31 December
award	price (£)	from	[1]	until	[2]	2004	year		year	[3]	year	2004

4 Oct 2000	9.6420	4 Oct 2003		4 Oct 2010		396,235	–		–		6,883	389,352
23 Apr 2001	8.7120	23 Apr 2004		23 Apr 2011		47,272,814	–		1,284,499		1,182,858	44,805,457
30 Aug 2001	8.2280	30 Aug 2004		30 Aug 2011		356,980	–		25,650		14,100	317,230
7 May 2002	8.4050	7 May 2005		7 May 2012		54,343,874	–		71,850		1,658,549	52,613,475
30 Aug 2002	7.4550	30 Aug 2005		30 Aug 2012		452,350	–		–		7,725	444,625
2 May 2003	6.9100	2 May 2006		2 May 2013		56,527,650	–		78,400		1,647,400	54,801,850
29 Aug 2003	8.1300	29 Aug 2006		29 Aug 2013		577,270	–		–		8,200	569,070
3 Nov 2003	9.1350	3 Nov 2006		3 Nov 2013		4,069,800	–		–		–	4,069,800
30 Apr 2004	8.2830	30 Apr 2007		30 Apr 2014		–	63,341,879	[4]	–		1,022,692	62,319,187
27 Aug 2004	8.6500	27 Aug 2007		27 Aug 2014		–	340,160	[5]	–		300	339,860

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to twelve months beyond the normal exercise period.
3	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.05.
4	The closing price per share on 29 April 2004, the day before the options were awarded, was £8.18.
5	The closing price per share on 26 August 2004, the day before the options were awarded, was £8.61.

CCF and subsidiary company plans

When it was acquired in 2000, CCF and certain of its subsidiary companies operated employee share option plans under which options could be granted over their respective shares.

No further options will be granted under any of these subsidiary company plans. The following are outstanding options to acquire shares in CCF and its subsidiaries.

Back to Contents

H S B C  H O L D I N G S  P L C

Report of the Directors (continued)

CCF
 shares of €5

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (€)	from	until	2004	during year	[1]	during year	2004	[1]

23 Jun 1994	32.78	23 Jun 1996	23 Jun 2004	10,800	10,000		800	–
22 Jun 1995	34.00	22 Jun 1997	22 Jun 2005	53,130	1,130		–	52,000
9 May 1996	35.52	9 May 1998	9 May 2006	89,500	25,000		–	64,500
7 May 1997	37.05	7 Jun 2000	7 May 2007	282,630	67,070		–	215,560
29 Apr 1998	73.50	7 Jun 2000	29 Apr 2008	535,400	147,102		–	388,298
7 Apr 1999	81.71	7 Jun 2000	7 Apr 2009	788,200	199,778		–	588,422
12 Apr 2000	142.50	1 Jan 2002	12 Apr 2010	856,000	2,000		–	854,000

1	Following exercise of the options, the CCF shares will be exchanged for HSBC Holdings ordinary shares in the same ratio as for the acquisition of CCF (13 HSBC Holdings ordinary shares for each CCF share). At 31 December 2004, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 26,787,515 HSBC Holdings ordinary shares which may be exchanged for CCF shares arising from the exercise of these options.

Banque Chaix
 shares of €16

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (€)	from	until	2004	during year	during year	2004

21 Jun 1999	100.31	21 Jun 2004	21 Dec 2004	10,000	10,000	–	–
7 Jun 2000	105.94	7 Jun 2005	7 Dec 2005	10,000	–	–	10,000

Banque de Baecque Beau
 shares of no par value

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (€)	from	until	2004	during year	during year	2004

22 Dec 2000	61.66	22 Dec 2003	22 Dec 2005	11,500	–	–	11,500

Banque de Savoie
 shares of €16

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (€)	from	until	2004	during year	during year	2004

24 Dec 1998	61.85	24 Dec 2003	24 Jun 2004	5,000	5,000	–	–
9 Sep 1999	64.79	9 Sep 2004	9 Mar 2005	5,000	–	–	5,000
14 Jun 2000	69.52	14 Jun 2005	14 Dec 2005	5,100	–	–	5,100

Banque Dupuy de Parseval
 shares of €20

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (€)	from	until	2004	during year	during year	2004

1 Jul 1999	34.76	1 Jul 2004	1 Oct 2004	5,000	5,000	–	–
3 Apr 2000	36.36	3 Apr 2005	3 Jul 2005	5,000	–	–	5,000
8 Jun 2000	39.48	8 Jun 2005	8 Sep 2005	5,000	–	–	5,000

Back to Contents

Crédit Commercial du Sud Ouest
shares of €15.25

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (€)	from	until	2004	during year	during year	2004

9 Sep 1999	95.89	9 Sep 2004	9 Mar 2005	7,500	–	–	7,500
7 Jun 2000	102.29	7 Jun 2005	7 Dec 2005	7,500	–	–	7,500

HSBC Private Bank France
 shares of €2

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (€)	from	until	2004	during year	during year	2004	[1]

21 Dec 1999	10.84	21 Dec 2000	21 Dec 2009	272,250	101,750	–	170,500
9 Mar 2000	12.44	27 Jun 2004	31 Dec 2010	149,460	–	–	149,460
15 May 2001	20.80	15 May 2002	15 May 2011	258,525	–	4,500	254,025
7 Sep 2001	15.475	7 Sep 2005	7 Oct 2007	448,500	–	117,000	331,500
1 Oct 2002	22.22	2 Oct 2005	1 Oct 2012	229,950	–	4,500	225,450

1	Following exercise of the options, the HSBC Private Bank France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 1.83 HSBC Holdings ordinary shares for each HSBC Private Bank France share. At 31 December 2004, The CCF Employee Benefit Trust 2001 held 2,294,066 HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of these options.

Netvalor
shares of €415

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (€)	from	until	2004	during year	during year	2004

22 Dec 1999	415	22 Dec 2004	22 Dec 2006	2,410	–	–	2,410
19 Dec 2000	415	19 Dec 2005	19 Dec 2007	3,340	–	70	3,270

Sinopia Asset Management
shares of €0.50

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (€)	from	until	2004	during year	during year	2004	[1]

22 Mar 1999	21.85	22 Mar 2004	22 Sep 2004	79,000	79,000	–	–
15 Oct 1999	18.80	15 Oct 2004	15 Apr 2005	45,000	15,000	–	30,000
18 Feb 2000	18.66	18 Feb 2005	18 Aug 2005	97,500	–	2,000	95,500

1	Following exercise of the options, the Sinopia shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 2.143 HSBC Holdings ordinary shares for each Sinopia share. At 31 December 2004, The CCF Employee Benefit Trust 2001 held 281,814 HSBC Holdings ordinary shares which may be exchanged for Sinopia shares arising from the exercise of these options.

Union de Banques à Paris
shares of €16

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (€)	from	until	2004	during year	during year	2004

25 Nov 1998	19.97	25 Nov 2003	25 May 2004	27,000	27,000	–	–
22 Nov 1999	33.54	22 Nov 2004	22 May 2005	26,200	25,400	800	–
12 Jul 2000	47.81	12 Jul 2005	12 Jan 2006	25,400	2,200	800	22,400

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

HSBC Finance Corporation and subsidiary company plans

Following the acquisition of HSBC Finance Corporation in 2003, all outstanding options and equity-based awards over HSBC Finance Corporation common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for the acquisition of HSBC Finance Corporation (2.675 HSBC Holdings ordinary shares for each HSBC Finance Corporation common share) and the exercise prices per share were adjusted accordingly. No further options will be granted under any of these plans.

HSBC Finance Corporation
1984 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50

     All outstanding options and other equity-based awards over HSBC Finance Corporation common shares granted before 14 November 2002, being the date the transaction was announced, vested on completion of the acquisition. Options and equity-based awards granted on or after 14 November 2002 will be exercisable on their original terms, save that they have been adjusted to reflect the exchange ratio.

     At 31 December 2004, the HSBC (Household) Employee Benefit Trust 2003 held 5,645,439 HSBC Holdings ordinary shares and 2,200,000 American Depositary Shares (‘ADSs’), each of which represents five HSBC Holdings ordinary shares, which may be used to satisfy the exercise of employee share options.

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2004	during year	[1]	during year	2004

1 Feb 1994	4.16	1 Feb 1995	1 Feb 2004	135,627	135,627		–	–
7 Feb 1995	5.09	7 Feb 1996	7 Feb 2005	1,532,234	1,384,092		–	148,142
10 May 1995	5.91	10 May 1996	10 May 2005	48,150	48,150		–	–
17 Jul 1995	6.42	17 Jul 1996	17 Jul 2005	40,125	40,125		–	–
13 Nov 1995	7.43	13 Nov 1996	13 Nov 2005	2,056,007	1,772,876		–	283,131

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.63.

HSBC Finance Corporation
1996 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50

					Options at	Options		Options	Options at
Date of	Exercise	Exercisable		Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from		until	2004	during year	[1]	during year	2004

11 Nov 1996	11.43	11 Nov 1997		11 Nov 2006	2,587,394	1,580,925		–	1,006,469
14 May 1997	11.29	14 May 1998		14 May 2007	200,630	–		–	200,630
10 Nov 1997	14.60	10 Nov 1998		10 Nov 2007	4,224,670	208,650		–	4,016,020
15 Jun 1998	17.08	15 Jun 1999		15 Jun 2008	802,500	–		–	802,500
1 Jul 1998	19.21	1 Jul 1999		1 Jul 2008	80,250	–		–	80,250
9 Nov 1998	13.71	9 Nov 1999		9 Nov 2008	4,928,354	232,725		–	4,695,629
17 May 1999	16.99	17 May 2000		17 May 2009	334,375	–		–	334,375
3 Jun 1999	16.32	3 Jun 2000		3 Jun 2009	200,625	–		–	200,625
31 Aug 1999	13.96	31 Aug 2000		31 Aug 2009	345,077	–		–	345,077
8 Nov 1999	16.96	8 Nov 2000		8 Nov 2009	4,869,841	–		–	4,869,841
30 Jun 2000	15.70	30 Jun 2001		30 Jun 2010	26,846	–		–	26,846
8 Feb 2000	13.26	8 Feb 2001		8 Feb 2010	66,875	–		–	66,875
13 Nov 2000	18.40	13 Nov 2001		13 Nov 2010	6,379,208	–		–	6,379,208
12 Nov 2001	21.37	12 Nov 2002		12 Nov 2011	7,571,322	–		–	7,571,322
20 Nov 2002	10.66	20 Nov 2003	[2]	20 Nov 2012	7,315,727	174,139		30,094	7,111,494

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.85.
2	25 per cent of the original award is exercisable on each of the first, second, third and fourth anniversaries of the date of award. May be advanced to an earlier date in certain circumstances, e.g. retirement.

Back to Contents

HSBC Finance Corporation
1996 Long-Term Executive Incentive Compensation Plan1
HSBC Holdings ordinary shares of US$0.50

						Rights at	Rights		Rights	Rights at
Date of	Exercise	Exercisable		Exercisable		1 January	exercised		lapsed	31 December
award	price (US$)	from	[2]	until	[2]	2004	during year	[3]	during year	2004

15 Nov 2002	nil	15 Nov 2005		15 Nov 2007		7,222	–		–	7,222
20 Nov 2002	nil	20 Nov 2005		20 Nov 2007		1,961,448	84,317		88,047	1,789,084
2 Dec 2002	nil	2 Dec 2005		2 Dec 2007		10,701	–		–	10,701
16 Dec 2002	nil	16 Dec 2005		16 Dec 2007		35,846	–		–	35,846
20 Dec 2002	nil	20 Dec 2005		20 Dec 2007		180,564	10,700		5,350	164,514
2 Jan 2003	nil	2 Jan 2006		2 Jan 2008		1,338	–		–	1,338
15 Jan 2003	nil	15 Jan 2006		15 Jan 2008		33,438	–		2,006	31,432
3 Feb 2003	nil	3 Feb 2006		3 Feb 2008		11,241	1,057		549	9,635
14 Feb 2003	nil	14 Feb 2006		14 Feb 2008		267,768	80,250		–	187,518
3 Mar 2003	nil	3 Mar 2006		3 Mar 2008		2,676	–		1,338	1,338

1	Awards of Restricted Stock Rights which represent a right to receive shares if the employee remains in the employment of HSBC Finance Corporation at the date of vesting.
2	Restricted Stock Rights vest one-third on each of the third, fourth and fifth anniversaries of the date of award. Vesting may be advanced to an earlier date in certain circumstances, e.g. retirement.
3	The weighted average closing price of the shares immediately before the dates on which rights were exercised was £8.57.

HSBC Finance Corporation
Deferred Fee Plan for Directors

Prior to 28 March 2003, HSBC Finance Corporation directors could choose to defer all or a portion of their cash compensation under the Deferred Fee Plan for Directors. At the end of the deferred period selected by the director, all accumulated amounts will be paid in shares in one or more instalments. Following the acquisition of HSBC Finance Corporation the rights to receive HSBC Finance Corporation common shares under the plan were converted into rights to receive HSBC Holdings ordinary shares. No further awards will be granted under this plan. A summary of the rights to receive HSBC Holdings ordinary shares under this plan is set out below. Full details are available on www.hsbc.com by selecting ‘Investor Relations’, then ‘Share plans’ or can be obtained upon request from the Group Company Secretary, 8 Canada Square, London E14 5HQ.

HSBC Holdings ordinary shares of US$0.50

			Rights at	Rights		Rights		Rights at
	Range of		1 January	exercised		lapsed		31 December
Dates of deferral	prices (US$)	Deferral period	2004	during year	[1]	during year	[2]	2004

1 Oct 1995 – 15 Jan 2003	5.42 – 25.40	1 Jan 2000 – 31 Dec 2021	188,406	2,106		186,300		–

1	The weighted average closing price of the shares immediately before the dates on which shares were delivered was £8.57.
2	In May 2004, the rights of participants to receive new HSBC Holdings ordinary shares under the Deferred Fee Plan for Directors were transferred to the HSBC-North America Directors’ Non-Qualified Deferred Compensation Plan. Under this new plan the rights to receive HSBC Holdings ordinary shares must be met through a grantor trust which has acquired, through market purchase, sufficient ADSs to satisfy all the outstanding obligations to deliver HSBC Holdings ordinary shares. All rights to receive HSBC Holdings ordinary shares under the new plan will be met solely from the HSBC Holdings ordinary shares held by the grantor trust. No further rights to receive HSBC Holdings ordinary shares will be granted and no new HSBC Holdings ordinary shares will be issued under this plan.

HSBC Finance Corporation
Deferred Phantom Stock Plan for Directors

In 1995, the HSBC Finance Corporation Directors’ Retirement Income Plan was discontinued and the present value of each director’s accrued benefit was exchanged for a deferred right to receive HSBC Finance Corporation common shares. Following the acquisition of HSBC Finance Corporation the rights to receive HSBC Finance Corporation common shares under the plan were converted into rights to receive HSBC Holdings ordinary shares. When a director dies or leaves the Board due to retirement or resignation, all accumulated amounts will be released in HSBC Holdings ordinary shares in one or more instalments. No further awards will be granted under this plan. A summary of the rights to receive HSBC Holdings ordinary shares under this plan is set out below. Full details are available on www.hsbc.com by selecting ‘Investor Relations’, then ‘Share plans’ or can be obtained upon request from the Group Company Secretary, 8 Canada Square, London E14 5HQ.

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

HSBC Holdings ordinary shares of US$0.50

			Rights at	Rights		Rights		Rights at
	Range of		1 January	exercised		lapsed		31 December
Dates of deferral	prices (US$)	Deferral period	2004	during year	[1]	during year	[2]	2004

30 Jan 1996 – 15 Jan 2003	7.75 – 25.40	1 Jan 2000 – 31 Dec 2020	102,468	722		101,746		–

1	The weighted average closing price of the shares immediately before the dates on which shares were delivered was £8.45.
2	In May 2004, the rights of participants to receive new HSBC Holdings ordinary shares under the Deferred Phantom Stock Plan for Directors were transferred to the HSBC-North America Directors’ Non-Qualified Deferred Compensation Plan. Under this new plan the rights to receive HSBC Holdings shares must be met through a grantor trust which has acquired, through market purchase, sufficient ADSs to satisfy all the outstanding obligations to deliver HSBC Holdings ordinary shares. All rights to receive HSBC Holdings ordinary shares under the new plan will be met solely from the HSBC shares held by the grantor trust. No further rights to receive HSBC Holdings ordinary shares will be granted and no new HSBC Holdings ordinary shares will be issued under this plan.

HSBC Finance Corporation
Non-Qualified Deferred Compensation Plan for Restricted Stock Rights
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2004	during year	[1]	during year	2004

10 May 2000	nil	10 May 2002	10 May 2005	294,329	113,204		–	181,125

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.28.

HSBC Finance Corporation
Non-Qualified Deferred Compensation Plan for Stock Option Exercises
HSBC Holdings ordinary shares of US$0.50

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (US$)	from	until	2004	during year	during year	2004

2 Feb 1991	2.48	2 Feb 1992	15 Jul 2005	20,819	–	–	20,819

Beneficial Corporation
1990 Non-Qualified Stock Option Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2004	during year	[1]	during year	2004

15 Nov 1994	4.56	15 Nov 1995	15 Nov 2004	103,682	103,682		–	–
15 Nov 1995	6.00	15 Nov 1996	15 Nov 2005	215,727	38,127		–	177,600
20 Nov 1996	7.86	20 Nov 1997	20 Nov 2006	313,162	23,458		–	289,704
13 Dec 1996	7.54	13 Dec 1997	13 Dec 2006	65,624	–		–	65,624
14 Nov 1997	9.20	14 Nov 1998	14 Nov 2007	131,248	–		–	131,248
19 Nov 1997	9.39	19 Nov 1998	19 Nov 2007	429,135	23,861		–	405,274
1 Dec 1997	9.68	1 Dec 1998	1 Dec 2007	65,624	–		–	65,624

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.57.

Beneficial Corporation
BenShares Equity Participation Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2004	during year	[1]	during year	2004

31 Jan 1997	9.87	31 Jan 1998	31 Jan 2007	46,243	4,926		–	41,317
15 Nov 1997	11.04	15 Nov 1998	15 Nov 2007	62,264	6,568		–	55,696

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.62.

Back to Contents

Renaissance Holdings, Inc.
Amended and Restated 1997 Incentive Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2004	during year	[1]	during year	2004

31 Oct 1997	1.25	31 Oct 1998	31 Oct 2007	4,739	–		–	4,739
1 Jan 1998	1.25	1 Jan 1999	1 Jan 2008	3,224	1,800		–	1,424
1 Oct 1998	1.74	1 Oct 1999	1 Oct 2008	2,810	1,204		–	1,606
1 Jan 1999	2.24	1 Jan 2000	1 Jan 2009	5,024	–		–	5,024

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.84.

Bank of Bermuda plans

Following the acquisition of Bank of Bermuda on 18 February 2004, all outstanding options over Bank of Bermuda shares were converted into rights to receive HSBC Holdings ordinary shares based on the consideration of US$40 for each Bank of Bermuda share and the average closing price of HSBC Holdings ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days preceding the closing date of the acquisition. No further options will be granted under any of these plans.

     All outstanding options over Bank of Bermuda shares vested on completion of the acquisition. At 31 December 2004, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 3,255,273 HSBC Holdings ordinary shares which may be used to satisfy the exercise of these options.

Bank of Bermuda
Executive Share Option Plan 1997
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	18 February	exercised		lapsed	31 December
award	price (US$)	from	until	2004	during period	[1]	during period	2004

12 Jun 1997	3.86	12 Jun 1998	12 Jun 2007	245,196	245,196		–	–
22 Dec 1997	6.33	22 Dec 1998	22 Dec 2007	33,906	33,906		–	–
1 Jul 1998	9.61	1 Jul 1999	1 Jul 2008	67,813	–		–	67,813
23 Jul 1998	8.58	23 Jul 1999	23 Jul 2008	139,019	139,019		–	–
23 Feb 1999	7.40	23 Feb 2000	23 Feb 2009	24,998	6,534		–	18,464
26 Jul 1999	6.66	26 Jul 2000	26 Jul 2009	159,363	159,363		–	–
3 Aug 1999	7.10	3 Aug 2000	3 Aug 2009	9,331	–		–	9,331
4 Feb 2000	7.21	4 Feb 2001	4 Feb 2010	88,777	19,266		1,586	67,925
7 Apr 2000	7.37	7 Apr 2001	7 Apr 2010	385	–		–	385
29 May 2000	7.21	29 May 2001	29 May 2010	15,411	–		–	15,411
1 Jun 2000	7.04	1 Jun 2001	1 Jun 2010	61,649	–		–	61,649
31 Jul 2000	10.11	31 Jul 2001	31 Jul 2010	166,454	–		–	166,454
19 Sep 2000	11.31	19 Sep 2001	19 Sep 2010	40,458	–		–	40,458
11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	161,829	–		–	161,829

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.85.

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

Bank of Bermuda
Share Option Plan 2000
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	18 February	exercised		lapsed	31 December
award	price (US$)	from	until	2004	during period	[1]	during period	2004

11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	161,829	–		–	161,829
6 Feb 2001	16.41	6 Feb 2002	6 Feb 2011	1,111,908	33,733		10,569	1,067,606
29 Mar 2001	15.39	29 Mar 2002	29 Mar 2011	540	–		–	540
16 Apr 2001	15.57	16 Apr 2002	16 Apr 2011	539	–		–	539
6 Jun 2001	18.35	6 Jun 2002	6 Jun 2011	8,091	–		–	8,091
16 Jul 2001	16.87	16 Jul 2002	16 Jul 2011	245,610	20,979		–	224,631
28 Aug 2001	15.39	28 Aug 2002	28 Aug 2011	13,486	–		–	13,486
26 Sep 2001	12.79	26 Sep 2002	26 Sep 2011	468,611	6,741		2,219	459,651
16 Jan 2002	16.11	16 Jan 2003	16 Jan 2012	3,678	–		–	3,678
30 Jan 2002	15.60	30 Jan 2003	30 Jan 2012	1,226	–		–	1,226
5 Feb 2002	16.09	5 Feb 2003	5 Feb 2012	1,483,066	54,204		7,711	1,421,151
5 Feb 2002	16.41	5 Feb 2003	5 Feb 2012	1,383	–		–	1,383
10 Jul 2002	15.84	10 Jul 2003	10 Jul 2012	12,260	–		–	12,260
9 Sep 2002	12.34	9 Sep 2003	9 Sep 2012	61,299	–		–	61,299
16 Dec 2002	11.27	16 Dec 2003	16 Dec 2012	6,130	–		–	6,130
4 Feb 2003	10.69	4 Feb 2004	4 Feb 2013	387,068	25,786		1,415	359,867
1 Apr 2003	11.97	1 Apr 2004	1 Apr 2013	28,541	–		–	28,541
21 Apr 2003	11.85	21 Apr 2004	21 Apr 2013	48,853	–		–	48,853

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.90.

Bank of Bermuda
Directors’ Share Option Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	18 February	exercised	lapsed	31 December
award	price (US$)	from	until	2004	during period	during period	2004

22 Sep 1999	8.02	22 Sep 2000	22 Sep 2009	7,706	–	–	7,706
20 Sep 2000	11.31	20 Sep 2001	20 Sep 2010	9,440	–	–	9,440
28 Mar 2001	15.76	28 Mar 2002	28 Mar 2011	18,205	–	–	18,205
3 Apr 2002	16.01	3 Apr 2003	3 Apr 2012	34,328	–	–	34,328
30 Apr 2003	12.23	30 Apr 2004	30 Apr 2013	9,808	–	–	9,808

Valuation of freehold and leasehold land and buildings

HSBC’s freehold and long leasehold properties, together with all leasehold properties in Hong Kong, were revalued in September 2004 in accordance with HSBC’s policy of annual valuation. As a result of this revaluation, the net book value of land and buildings has increased by US$1,246 million.

     Further details are included in Note 24 of the ‘Notes on the Financial Statements’ on page 275.

Corporate Governance Report

The information set out on pages 186 to 234 and information incorporated by reference constitutes the Corporate Governance Report of HSBC Holdings.

Board of Directors

The objectives of the management structures within HSBC, headed by the Board of Directors of HSBC Holdings and led by the Group Chairman, are to deliver sustainable value to shareholders. Implementation of the strategy set by the Board is delegated to the Group Management Board under the leadership of the Group Chief Executive.

     The Board sets the strategy for HSBC through the five-year strategic plan and approves the annual operating plans presented by management for the achievement of the strategic objectives. The annual operating plans ensure the efficient disposition of HSBC’s resources for the achievement of these objectives. The Board delegates the management and day to day running of HSBC to the Group Management Board but retains to itself approval of certain matters including annual plans and performance targets, procedures for monitoring and

Back to Contents

control of operations, specified senior appointments, acquisitions and disposals above predetermined thresholds and any substantial change in balance sheet management policy.

     The Board of Directors meets regularly and Directors receive information between meetings about the activities of committees and developments in HSBC’s business. All Directors have full and timely access to all relevant information and may take independent professional advice if necessary.

     HSBC Holdings has a unitary Board of Directors. The authority of each Director is exercised in Board Meetings where the Board acts collectively as a unit. At 1 March 2005 the Board will comprise seven executive and 15 non-executive Directors. The roles of Group Chairman and Group Chief Executive are separated and held by experienced executive Directors. The division of responsibilities between the Group Chairman and the Group Chief Executive is clearly established, set out in writing and agreed by the Board. Before assuming the role of Group Chairman in 1998 Sir John Bond had been the Group Chief Executive for five years. The Group Chairman’s knowledge of HSBC’s complex and widespread geographical business from his previous service as Group Chief Executive has been a considerable benefit to HSBC.

     Executive Directors are employees who carry out executive functions in HSBC in addition to their duties as Directors. Non-executive Directors are not HSBC employees and do not participate in the daily business management of HSBC. Non-executive Directors constructively challenge and help develop proposals on strategy, scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance. The roles of non-executive Directors as members of Board committees are set out below. It is estimated that non-executive Directors spend 24 days per annum on HSBC business after an induction phase, with Committee members devoting significant additional time. The names and brief biographical particulars of the Directors are listed on pages 186 to 188.

     The Board considers all of the non-executive directors to be independent in character and judgement. Baroness Dunn and H Sohmen have served on the Board for more than nine years, however, and in that respect only, do not meet the usual criteria for independence set out in the UK Combined Code on corporate governance. The Board has therefore determined Lord Butler, R K F Ch’ien, J D Coombe, R A Fairhead, W K L Fung, S Hintze, J W J Hughes-Hallett, Sir John Kemp-Welch, Sir Brian Moffat, Sir Mark Moody-Stuart, S

W Newton, C S Taylor and Sir Brian Williamson to be independent. In reaching its determination of each non-executive Director’s independence the Board has concluded that there are no relationships or circumstances which are likely to affect the Director’s judgement and any relationships or circumstances which could appear to do so were considered not to be material. In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited each non-executive Director determined by the Board to be independent has provided confirmation of his or her independence to HSBC Holdings.

     The Directors who served during the year were W F Aldinger, Sir John Bond, Lord Butler, R K F Ch’ien, C F W de Croisset, W R P Dalton, Baroness Dunn, D G Eldon, R A Fairhead, D J Flint, W K L Fung, M F Geoghegan, S K Green, S Hintze, A W Jebson, Sir John Kemp-Welch, Lord Marshall, Sir Brian Moffat, Sir Mark Moody-Stuart, S W Newton, H Sohmen, C S Taylor and Sir Brian Williamson.

     C F W de Croisset retired as a Director on 27 February 2004 and W R P Dalton and Lord Marshall retired as Directors on 28 May 2004. R A Fairhead and M F Geoghegan were appointed Directors with effect from 1 March 2004.

     J D Coombe and J W J Hughes-Hallett have been appointed Directors with effect from 1 March 2005. Having been appointed since the Annual General Meeting in 2004, they will retire at the forthcoming Annual General Meeting and offer themselves for re-election.

     W F Aldinger is to retire as a Director on 29 April 2005.

     Sir John Bond, R K F Ch’ien, Baroness Dunn, D G Eldon, D J Flint, Sir Brian Moffat, S W Newton and H Sohmen will retire by rotation at the forthcoming Annual General Meeting. With the exception of D G Eldon, who is to retire, they will offer themselves for re-election.

     The Board has undertaken an evaluation of its performance and that of its committees. This evaluation covered board structure; dynamics; capabilities and processes; corporate governance; strategic clarity and alignment; and the performance of individual Directors. In undertaking this review the Group Chairman held structured meetings with each Director using a similar framework to that employed by MWM Consulting, who prepared an independent performance evaluation of the Board and its committees in January 2004. The report on the evaluation of the Board and its committees has been reviewed by the Board and has been used by

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

the non-executive Directors, led by Sir Brian Moffat, in their evaluation of the performance of the Group Chairman. The Group Audit Committee, the Remuneration Committee, the Nomination Committee and the Corporate Social Responsibility Committee have also each undertaken a review of their terms of reference and their own effectiveness during 2004.

Following this review the Group Chairman has confirmed that the Directors standing for re-election at the Annual General Meeting continue to perform effectively and to demonstrate commitment to their roles. It is the intention of the Board of HSBC Holdings to continue to review its performance and that of its Directors annually.

Seven regular Board meetings were held during 2004. W F Aldinger, Sir John Bond, Lord Butler, Baroness Dunn, D G Eldon, D J Flint, W K L Fung, S K Green, S Hintze, A W Jebson, Sir John Kemp-Welch, Sir Brian Moffat, S W Newton, C S Taylor and Sir Brian Williamson attended all of the Board meetings. R K F Ch’ien, Sir Mark Moody-Stuart and H Sohmen attended six of the Board meetings. C F W de Croisset attended the two Board meetings held before his retirement. W R P Dalton attended all four Board meetings held before his retirement and Lord Marshall attended three of the four meetings held before his retirement. R A Fairhead attended four, and M F Geoghegan attended all, of the five Board meetings held following their appointment.

During 2004 the non-executive Directors and the Group Chairman met twice to discuss Board performance and succession planning, and the non-executives met once without the Group Chairman to discuss his performance.

In addition to the meetings of the principal committees referred to below, 12 other meetings of committees of the Board were held during the year to discharge business delegated by the Board.

The Board ensures all Directors, including non-executive Directors, develop an understanding of the views of major shareholders through attendance at analyst meetings following results announcements and other ad hoc meetings with investors and their representative bodies. In April 2004 the Board held an informal meeting with representatives of institutional shareholders to discuss corporate governance matters. An Investor Day, attended by executive and non-executive Directors, was held in September 2004 to articulate HSBC’s Managing for Growth strategy.

The Group Chairman, Group Chief Executive and the Group Finance Director hold regular meetings with institutional investors and report to the Board on those meetings.

All Directors attended the 2004 Annual General Meeting. At the Annual General Meeting shareholders may ask questions and are invited to meet with Directors after the conclusion of the Meeting.

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

The Group Chairman’s principal commitments outside HSBC are as a non-executive Director of Ford Motor Company and, since January 2005, as a non-executive Director of Vodafone Group plc. During 2004, he ceased to be a member of the Court of the Bank of England.

Full, formal and tailored induction programmes are arranged for newly appointed Directors and opportunities to update and develop skills and knowledge are provided to all Directors. The terms and conditions of appointments of non-executive Directors are available for inspection at 8 Canada Square, London E14 5HQ and will be made available for 15 minutes before the Annual General Meeting and during the Meeting itself.

The Board of HSBC Holdings has adopted a code of conduct for transactions in Group securities by Directors and their connected persons that complies with The Model Code in the Listing Rules of the Financial Services Authority and, except as noted below, with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong has granted certain waivers from strict compliance with the Hong Kong Model Code, largely to take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in Group securities throughout the year.

None of the Directors had, during the year or at the end of the year, a material interest, directly or

Back to Contents

indirectly, in any contract of significance with HSBC Holdings or any of its subsidiary undertakings.

Board committees

The Board has appointed a number of committees consisting of certain Directors, Group Managing Directors and, in the case of the Corporate Social Responsibility Committee, certain co-opted non-director members. The following are the principal committees:

Group Management Board

The Group Management Board meets regularly and operates as a general management committee under the direct authority of the Board. The members of the Group Management Board are S K Green (Chairman), Sir John Bond, W F Aldinger, D G Eldon, D J Flint, M F Geoghegan and A W Jebson, all of whom are executive Directors, and C-H Filippi, S T Gulliver, Y A Nasr and J J Studzinski, all of whom are Group Managing Directors.

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

Group Audit Committee

The Group Audit Committee meets regularly with HSBC’s senior financial, internal audit, legal and compliance management and the external auditor to consider HSBC Holdings’ financial reporting, the nature and scope of audit reviews and the effectiveness of the systems of internal control and compliance. The members of the Group Audit Committee throughout 2004 were Sir Brian Moffat (Chairman), R K F Ch’ien and Sir John Kemp-Welch. R A Fairhead was appointed a member of the Committee with effect from 1 March 2004 and J D Coombe has been appointed a member of the Committee with effect from 1 July 2005. All members of the Committee are independent non-executive Directors.

The Board has determined that Sir Brian Moffat, R A Fairhead and, with effect from 1 July 2005,

J D Coombe may be regarded as audit committee financial experts for the purposes of section 407 of the Sarbanes Oxley Act and as having recent and relevant financial experience.

Since 2004 appointments to the Committee have been made for periods of up to three years, extendable by no more than two additional three-year periods, so long as members continue to be independent.

Formal and tailored induction programmes are held for newly appointed Committee members and appropriate training is provided on an ongoing and timely basis.

There were seven meetings of the Group Audit Committee during 2004. Sir John Kemp-Welch and Sir Brian Moffat attended all of the meetings and R K F Ch’ien attended five. R A Fairhead attended each of the five meetings held following her appointment.

At the beginning of each meeting the Committee meets with the external auditor, without management present, to facilitate the discussion of any matter relating to its remit and any issue arising from the audit. Similar arrangements have been adopted for the Committee to meet with the internal auditor.

The terms of reference of the Committee, which are reviewed annually, are available on www.hsbc.com by selecting ‘Investor Relations’, then ‘Corporate Governance’, then ‘Board Committees’.

The Group Audit Committee is accountable to the Board and assists the Board in meeting its responsibilities in ensuring an effective system of internal control and compliance and for meeting its external financial reporting obligations. The Committee is directly responsible on behalf of the Board for the selection, oversight and remuneration of the external auditor. The Committee receives frequent comprehensive reports from each of the Head of Group Compliance, the Group General Manager Legal and Compliance, the Group General Manager Internal Audit and the Head of Group Security and receives periodic presentations from other functional heads and line management.

The Committee monitors the integrity of the financial statements of HSBC Holdings, reviewing significant financial reporting judgements contained in them. During 2004 the Committee reviewed the HSBC Holdings 2003 Results Announcement, the Annual Report and Accounts 2003, the Annual Review 2003, Interim Results 2004 Announcement and the Interim Report 2004 before they were submitted to the Board.

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

During 2004 the Committee received presentations on the implications of the introduction of International Financial Reporting Standards and the plans for implementing the standards within HSBC in 2005.

In undertaking its annual review of its own effectiveness the Committee discussed with the external auditor the effectiveness of the internal audit function. The Committee also receives summaries of periodic peer reviews of the internal audit functions around HSBC.

The Committee undertakes an annual review of the effectiveness of HSBC’s system of internal control, as set out on page 209.

The Committee reports on its activities at each Board meeting and, twice annually, produces a written summary of its activities.

The Committee has approved procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Committee receives regular reports regarding the nature, investigation and resolution of material complaints and concerns from the Head of Group Compliance.

The Committee reviews and monitors the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The Committee receives reports from the external auditor on their own policies and procedures regarding independence and quality control and oversees the appropriate rotation of audit partners with the external auditor.

The Group Audit Committee has adopted policies for the pre-approval of specific services that may be provided by the principal auditor, KPMG Audit Plc and its affiliates (‘KPMG’), since 2003. These policies are kept under review and amended as necessary to meet the dual objectives of ensuring that HSBC benefits in a cost effective manner from the cumulative knowledge and experience of its auditor whilst also ensuring that the auditor maintains the necessary degree of independence and objectivity. These pre-approval policies apply to all services where HSBC Holdings or any of its subsidiaries pays for the service, or is a beneficiary or addressee of the service and has selected, or influences the choice of, KPMG. In two instances in 2004, services provided by KPMG were inadvertently not pre-approved individually or entered into pursuant to the pre-approval policies but were subsequently approved by the Group Audit Committee after the services had been rendered. Total fees billed for such services were US$15,000, which represents less than 0.01 per cent of the total non-audit fees billed by KPMG during 2004. All other services entered into with KPMG during 2004 were pre-approved by the Group Audit Committee or were entered into under pre-approval policies established by the Group Audit Committee.

The pre-approved services relate to the provision of objective advice, attestation type services or opinions on areas such as controls and are used as an input into management decision making. They fall into the following four categories:

Audit services

In addition to the statutory audit appointments, which are approved by the Group Audit Committee, this category includes services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements, such as reviews of interim financial information, letters to securities underwriters in connection with debt or equity offerings, the inclusion of auditors’ reports in filings with the SEC and certain reports on internal control over financial reporting.

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

Tax services

This category includes both tax advice and compliance services. Examples of such services are advice on national and local income taxation matters, (including assistance in data gathering for preparation, review and submission as agent of tax filings), advice on tax consequences of management-proposed transactions and assistance in responding to tax examinations by governmental authorities. The pre-approved tax services explicitly exclude proposals for tax structures unconnected with a contemplated transaction and whose main motive is to reduce taxation.

Back to Contents

Other services

This category includes various other assurance and advisory services such as training or advice or assurance provided on specific elements of financial data and models, IT security and advice, and providing due diligence on financial reviews of HSBC customers and private equity investments.

     All services provided by KPMG relating to the implementation of section 404 of the Sarbanes-Oxley Act were specifically pre-approved by the Group Audit Committee.

     The remuneration paid to KPMG for each of the last three years is disclosed in Note 5(d) on page 258 of the ‘Notes on the Financial Statements’.

     The Committee has recommended to the Board that KPMG Audit Plc be reappointed as Auditor at the forthcoming Annual General Meeting.

Remuneration Committee

The role of the Remuneration Committee and its membership are set out in the Directors’ Remuneration Report on page 216.

Nomination Committee

The Nomination Committee is responsible for leading the process for Board appointments and for identifying and nominating, for approval of the Board, candidates for appointment to the Board. Before recommending an appointment to the Board the Committee evaluates the balance of skills, knowledge and experience on the Board and, in the light of this identifies the role and capabilities required for a particular appointment. Candidates are considered on merit against these criteria. Care is taken to ensure that appointees have enough time to devote to HSBC. All Directors are subject to election by shareholders at the Annual General Meeting following their appointment and to re-election at least every three years. The members of the Nomination Committee throughout 2004 were Sir Brian Moffat (Chairman), Lord Butler and Baroness Dunn. Sir Brian Williamson was appointed a Member of the Committee on 1 October 2004.

     There were two Nomination Committee meetings during 2004, each of which was attended by Sir Brian Moffat, Lord Butler and Baroness Dunn. There have been no meetings of the Committee since Sir Brian Williamson was appointed a member.

     Following each meeting the Committee reports to the Board on its activities.

     The terms of reference of the Committee are available on www.hsbc.com by selecting ‘Investor Relations’, then ‘Corporate Governance’, then ‘Board Committees’.

     The appointments of R A Fairhead, J D Coombe and J W J Hughes-Hallett as non-executive Directors and M F Geoghegan as an executive Director were made on the advice and recommendation of the Nomination Committee. An external consultancy was used in connection with the appointments of R A Fairhead, J D Coombe and J W J Hughes-Hallett.

     The Committee makes recommendations to the Board concerning plans for succession for both executive and non-executive directors; the appointment of any director to executive or other office; suitable candidates for the role of senior independent director; the re-election by shareholders of directors retiring by rotation; the renewal of the terms of office of non-executive directors; membership of Board Committees, in consultation with the Group Chairman and the chairman of such committee as appropriate; any matters relating to the continuation in office of any director at any time; directors’ fees and committee fees for the Company and any of its subsidiaries as appropriate; and appointments and re-appointments to the Boards of Directors of major subsidiary companies as appropriate.

     The Committee regularly reviews the structure, size and composition of the Board and keeps under review the leadership needs of HSBC with a view to ensuring the continued ability of HSBC to compete effectively in the marketplace.

     The Nomination Committee regularly reviews the structure, size and composition (including the skills, knowledge and experience) required of the Board and makes recommendations to the Board as appropriate. The Board has satisfied itself that the Nomination Committee has in place appropriate plans for orderly succession to the Board and Senior Management positions as well as procedures to ensure an appropriate balance of skills and experience within HSBC and on the Board.

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee is responsible for overseeing Corporate Social Responsibility and Sustainability policies, principally environmental, social and ethical matters and for advising the Board, committees of the Board and executive management on such matters. The terms of reference of the Committee are available on www.hsbc.com by selecting ‘Investor Relations’,

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

then ‘Corporate Governance’ then ‘Board Committees’. The members of the Committee throughout 2004 were Lord Butler (Chairman), W K L Fung, S Hintze, C S Taylor, each of whom is an independent non-executive Director, and G V I Davis and Lord May, who are non-Director members of the Committee. Baroness Brigstocke was a non-Director member of the Committee until her untimely death in April 2004. E M Diggory was appointed as a non-Director member of the Committee on 26 November 2004.

     There were four meetings of the Corporate Social Responsibility Committee during 2004. Following each meeting the Committee reports back to the Board on its activities.

     Further information is available in HSBC’s Corporate Social Responsibility Report 2004, available in April 2005.

Corporate Governance Codes

HSBC is committed to high standards of corporate governance. HSBC Holdings complied throughout the year with the code provisions of the Combined Code on corporate governance appended to the Listing Rules of the Financial Services Authority and with the provisions of Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

     Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited was substantially revised during 2004. The new provisions of Appendix 14 will apply for subsequent reporting periods.

Differences in HSBC Holdings/New York Stock Exchange corporate governance practices

In November 2003, the US Securities and Exchange Commission approved the New York Stock Exchange’s (‘NYSE’) new corporate governance rules for listed companies. Under these new rules, as a NYSE-listed foreign private issuer, HSBC Holdings must disclose any significant ways in which its corporate governance practices differ from those followed by US companies subject to NYSE listing standards. HSBC Holdings believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies.

     US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial

Services Authority require each listed company incorporated in the United Kingdom to include in its Annual Report and Accounts a narrative statement of how it has applied the principles of the Combined Code on Corporate Governance appended to the Listing Rules (‘Combined Code’) and a statement as to whether or not it has complied with the code provisions of the Combined Code throughout the accounting period covered by the Annual Report and Accounts. A company that has not complied with the Code provisions, or complied with only some of the Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. As stated above, HSBC Holdings complied throug hout 2004 with the code provisions of the Combined Code. The Combined Code does not require HSBC Holdings to disclose the full range of corporate governance guidelines with which it complies.

     Under NYSE standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. HSBC’s Nomination Committee, which follows the requirements of the Combined Code, includes a majority of members who are independent. All members of the Committee are non-executive Directors and three of the four members, including the Committee chairman, are independent non-executive Directors. The Committee’s terms of reference do not require the Committee to develop and recommend corporate governance principles for HSBC Holdings. As stated above, HSBC Holdings is subject to the corporate governance principles of the Combined Code.

     Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During 2004, HSBC Holdings’ non-executive Directors met twice as a group with the Group Chairman, but with no other executive Directors present, and met once as a group without the Group Chairman or other executive Directors present. HSBC Holdings’ practice, in this regard, complies with the Combined Code.

Back to Contents

     In accordance with the requirements of the Combined Code, HSBC Holdings discloses in its annual report how the Board, its committees and the Directors are evaluated and the results of the evaluation (on pages 217 to 222) and it provides extensive information regarding Directors’ compensation in the Directors’ Remuneration Report (on pages 216 to 233). The terms of reference of HSBC Holdings’ Audit, Nomination and Remuneration Committees are available on www.hsbc.com by selecting ‘Investor Relations’ then ‘Corporate Governance’ then ‘Board Committees’.

     NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. In addition to the Group Business Principles and Values, which apply to the employees of all HSBC companies, pursuant to the requirements of the Sarbanes-Oxley Act the Board of HSBC Holdings has adopted a Code of Ethics applicable to the Group Chairman, the Group Finance Director and Group Chief Accounting Officer. HSBC Holdings’ Code of Ethics is available on www.hsbc.com by selecting ‘Investor Relations’, then ‘Corporate Governance’, then ‘Obligations of Senior Financial Officers’. If the Board amends or waives the provisions of the Code of Ethics, details of the amendment or waiver will appear at the same website address. During 2004 HSBC Holdings made no amendments to it s Code of Ethics and granted no waivers from its provisions. The Group Business Principles and Values is available on www.hsbc.com by selecting ‘About HSBC’, then ‘HSBC in Society’, then ‘Living Our Values’, then ‘Our People’.

     Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors. Currently, over half of HSBC Holdings’ Directors are independent.

     Under the Combined Code the HSBC Holdings Board determines whether a director is independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director’s judgement. Under the NYSE rules a director cannot qualify as independent unless the board affirmatively determines that the director has no material relationship with the listed company; in addition the NYSE rules prescribe a list of circumstances in which a director cannot be independent. The Combined Code requires a company’s board to assess director independence by affirmatively concluding that the director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement.

     Lastly, a chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, HSBC Holdings’ Group Chairman is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both US companies and foreign private issuers, the Group Chairman is required promptly to notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to HSBC Holdings.

     From July 2005 HSBC Holdings will be required to submit annual and interim written affirmations of compliance with applicable NYSE corporate governance standards, similar to the affirmations required of NYSE listed US companies.

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

     The key procedures that the Directors have established are designed to provide effective internal control within HSBC and accord with the Internal Control Guidance for Directors on the Combined Code issued by the Institute of Chartered Accountants in England and Wales. Such procedures have been in place throughout the year and up to 28 February 2005, the date of approval of the Annual Report and Accounts 2004. In the case of companies acquired during the year, including Bank of Bermuda and Marks and Spencer Retail Financial Services Holdings Limited, the internal controls in place are being reviewed against HSBC’s benchmarks and integrated into HSBC’s systems.

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

HSBC’s key internal control procedures include the following:

•	Authority to operate the various subsidiaries is delegated to their respective chief executive officers within limits set by the Board of Directors of HSBC Holdings or by the Group Management Board under powers delegated by the Board. Sub-delegation of authority from the Group Management Board to individuals requires these individuals, within their respective delegation, to maintain a clear and appropriate apportionment of significant responsibilities and to oversee the establishment and maintenance of systems of controls appropriate to the business. The appointment of executives to the most senior positions within HSBC requires the approval of the Board of Directors of HSBC Holdings.

•	Functional, operating, financial reporting and certain management reporting standards are established by Group Head Office management for application across the whole of HSBC. These are supplemented by operating standards set by functional and local management as required for the type of business and geographical location of each subsidiary.

•	Systems and procedures are in place in HSBC to identify, control and report on the major risks including credit, changes in the market prices of financial instruments, liquidity, operational error, breaches of law or regulations, unauthorised activities and fraud. Exposure to these risks is monitored by asset and liability committees and executive committees in subsidiaries and by the Group Management Board for HSBC as a whole.

•	Customer groups, global product groups, key support functions and certain discrete geographies prepare strategic plans periodically within the framework of the Group Strategic Plan. Operating plans are required to be prepared and adopted by all HSBC members annually, setting out the key business initiatives and the likely financial effects of those initiatives.

•	Centralised functional control is exercised over all computer system developments and operations. Common systems are employed where possible for similar business processes. Credit and market risks are measured and reported on in subsidiaries and aggregated for review of risk concentrations on a group-wide basis.
•	Responsibilities for financial performance against plans and for capital expenditure, credit exposures and market risk exposures are delegated with limits to line management in the subsidiaries. In addition, functional management in Group Head Office has been given responsibility to set policies, procedures and standards in the areas of: finance; legal and regulatory compliance; internal audit; human resources; credit; market risk; operational risk; computer systems and operations; property management; and for certain global product lines.

•	Policies and procedures to guide subsidiary companies and management at all levels in the conduct of business to safeguard the Group’s reputation are established by the Board of HSBC Holdings, the Group Management Board, subsidiary company boards, board committees or senior management. Reputational risks can arise from social, ethical or environmental issues, or as a consequence of operational risk events. As a banking group, HSBC’s good reputation depends upon the way in which it conducts its business but it can also be affected by the way in which clients, to which it provides financial services, conduct their business.

•	The internal audit function, which is centrally controlled, monitors compliance with policies and standards and the effectiveness of internal control structures across the whole of HSBC. The work of the internal audit function is focused on areas of greatest risk to HSBC as determined by a risk-based approach. The head of this function reports to the Group Chairman and the Group Audit Committee.

The Group Audit Committee has kept under review the effectiveness of this system of internal control and has reported regularly to the Board of Directors. The key processes used by the Committee in carrying out its reviews include: regular reports from the heads of key risk functions; the production annually of reviews of the internal control framework applied at Group Head Office and major operating subsidiary level measured against HSBC benchmarks, which cover all internal controls, both financial and non-financial; annual confirmations from chief executives of principal subsidiary companies that there have been no material losses, contingencies or uncertainties caused by weaknesses in internal controls; internal audit reports; external audit reports; prudential reviews; and regulatory reports.

Back to Contents

     The Directors, through the Group Audit Committee, have conducted an annual review of the effectiveness of HSBC’s system of internal control covering all controls, including financial, operational and compliance controls and risk management.

Reputational and operational risks

HSBC regularly updates its policies and procedures for safeguarding against reputational and operational risks. This is an evolutionary process which takes account of The Association of British Insurers’ guidance on best practice when responding to social, ethical and environmental (‘SEE’) risks.

     The safeguarding of HSBC’s reputation is of paramount importance to its continued prosperity and is the responsibility of every member of staff. HSBC has always aspired to the highest standards of conduct and, as a matter of routine, takes account of reputational risks to its business. The training of Directors on appointment includes reputational matters.

     Reputational risks, including SEE matters, are considered and assessed by the Board, the Group Management Board, subsidiary company boards, board committees and/or senior management during the formulation of policy and the establishment of HSBC standards. Standards on all major aspects of business are set for HSBC and for individual subsidiary companies, businesses and functions. These policies, which form an integral part of the internal control systems, are communicated through manuals and statements of policy and are promulgated through internal communications and training. The policies cover SEE issues and set out operational procedures in all areas of reputational risk, including money laundering deterrence, environmental impact, anti-corruption measures and employee relations. The policy manuals address risk issues in detail and co-operation between head office departments and businesses is required to ensure a strong adherence to HSBC’s risk management system and its corporate social responsibility practices.

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

     HSBC provides information in its Corporate Social Responsibility Report and website (www.hsbc.com/csr) on the extent to which it has complied with its risk management policies. Aspects covered include: how HSBC is implementing and applying the Equator Principles to manage the environmental and social risks in project finance; employee diversity; environmental management and health and safety. HSBC is using the guidelines of the Global Reporting Initiative in producing its 2004 report.

     HSBC’s internal risk management procedures are supported by third party scrutiny and assurance. A commentary by The Corporate Citizenship Company in the Corporate Social Responsibility Report and website includes both assurance and forward-looking recommendations on HSBC’s SEE reporting. HSBC also provides external assurance through its participation in the Dow Jones Sustainability Index and Business in the Community’s Environment Index (HSBC’s feedback reports from which are included on our website) and FTSE4Good. Further details are contained in HSBC’s Corporate Social Responsibility Report 2004, available in April 2005.

Health and safety

The maintenance of appropriate health and safety standards throughout HSBC remains a key responsibility of all managers and HSBC is committed to actively managing all health and safety risks associated with its business. HSBC’s objectives are to identify, remove, reduce or control material risks of fires and of accidents or injuries to employees and visitors.

     Health and Safety Policies, Group standards and procedures are set by Group Fire and Safety and are implemented by Health, Safety and Fire Coordinators based in each country in which HSBC operates.

     HSBC faces a range of threats from terrorists and criminals across the world. In particular, over recent years the threat from international terrorism has become significant in a number of areas where HSBC operates. This threat has mainly manifested itself in bomb attacks such as the one in Istanbul in 2003 in which HSBC’s Turkish headquarters building was attacked. Despite suffering tragic loss of life and major damage, existing security measures and well-managed contingency procedures ensured

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

the business was able to return to normal operations the following day.

     Group Security provides regular risk assessments in areas of increased risk to assist management in judging the level of terrorist threat. In addition, Regional Security functions conduct regular security reviews to ensure measures to protect HSBC staff, buildings, assets and information are appropriate for the level of threat.

Communication with shareholders

Communication with shareholders is given high priority. Extensive information about HSBC’s activities is provided in the Annual Report and Accounts, Annual Review and the Interim Report which are sent to shareholders and on www.hsbc.com. There is regular dialogue with institutional investors and enquiries from individuals on matters relating to their shareholdings and the business of HSBC are welcomed and are dealt with in an informative and timely manner. All shareholders are encouraged to attend the Annual General Meeting or the informal meeting of shareholders held in Hong Kong to discuss the progress of HSBC.

Directors’ interests

According to the registers of Directors’ interests maintained by HSBC Holdings pursuant to section 325 of the Companies Act 1985 and section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at the year-end had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associated corporations:

HSBC Holdings ordinary shares of US$0.50
		At 31 December 2004

							Jointly							Percentage
	At			Child			with							of ordinary
	1 January		Beneficial	under 18			another			Equity		Total		shares
	2004		owner	or spouse	Trustee		person	Other		derivatives	[1]	interests	[2]	in issue

W F Aldinger	1,378,974		212,785	–	15,125	[3]	–	–		1,363,849		1,591,759		0.01
Sir John Bond	404,602		385,096	3,604	–		62,831	–		–		451,531		0.00
R K F Ch’ien	45,860		47,796	–	–		–	–		–		47,796		0.00
Baroness Dunn	154,362		135,761	–	–		–	28,650	[3]	–		164,411		0.00
D G Eldon	47,094		–	942	–		98,904	–		–		99,846		0.00
D J Flint	51,928		52,318	1,953	27,000		–	–		–		81,271		0.00
W K L Fung	328,000		328,000	–	–		–	–		–		328,000		0.00
M F Geoghegan	–	[4]	37,795	–	–		–	–		–		37,795		0.00
S K Green	198,758		182,616	15,688	–		45,355	–		–		243,659		0.00
S Hintze	2,037		2,037	–	–		–	–		–		2,037		0.00
A W Jebson	57,794		83,628	–	–		–	–		–		83,628		0.00
Sir John Kemp-
Welch	411,800		60,000	5,000	31,800	[3]	–	–		–		96,800		0.00
Sir Brian Moffat	10,746		–	–	–		11,157	–		–		11,157		0.00
Sir Mark Moody-
Stuart	5,840		5,000	840	5,000	[3]	–	–		–		10,840		0.00
S W Newton	5,000		5,170	–	–		–	–		–		5,170		0.00
H Sohmen	2,941,440		–	1,252,274	–		–	2,017,873	[5]	–		3,270,147		0.03
C S Taylor	10,000		9,500	–	–		–	–		500		10,000		0.00
Sir Brian
Williamson	15,222		15,865	–	–		–	–		–		15,865		0.00

1	Under the Securities and Futures Ordinance of Hong Kong, interests in listed ADSs are categorised as equity derivatives.
2	Details of executive Directors’ other interests in HSBC Holdings ordinary shares of US$0.50 arising from share option plans and the Restricted Share Plan are set out in the Directors’ Remuneration Report on pages 229 to 233.
3	Non-beneficial.
4	Interests at 1 March 2004 – date of appointment.
5	Interests held by private investment companies.

Back to Contents

     Sir John Bond has an interest as beneficial owner in £290,000 of HSBC Capital Funding (Sterling 1) L.P. 8.208 per cent Non-cumulative Step-up Perpetual Securities, which he held throughout the year.

     D G Eldon has an interest as beneficial owner in 300 Hang Seng Bank ordinary shares of HK$5.00 each, which he held throughout the year.

     S K Green has an interest as beneficial owner in €75,000 of HSBC Holdings plc 5½ per cent Subordinated Notes 2009 and in £100,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005, which he held throughout the year.

     H Sohmen has a corporate interest in £1,200,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005 which he held throughout the year. During the year, his spouse ceased to have an interest in US$3,000,000 of HSBC Bank plc Senior Subordinated Floating Rate Notes 2009.

     As Directors of CCF, S K Green and M F Geoghegan each have an interest as beneficial owner in one share of  €5 in that company, which Mr Green held throughout the year and Mr Geoghegan acquired during the year. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of CCF.

     As Directors of HSBC Private Banking Holdings (Suisse), S K Green and M F Geoghegan each have an interest as beneficial owner in one share of CHF1,000, which Mr Green held throughout the year and Mr Geoghegan acquired during the year. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of HSBC Private Banking Holdings (Suisse).

     At 31 December 2004, the aggregate interests of the executive Directors in HSBC Holdings ordinary shares of US$0.50 (each of which represents less than 0.005 per cent of the shares in issue, unless otherwise stated) under the Securities and Futures Ordinance of Hong Kong, including interests arising through share option plans, the Restricted Share Plan and, in the case of W F Aldinger, through an employee benefit trust as detailed in the Directors' Remuneration Report on pages 216 to 233, are: W F Aldinger – 16,324,412 (0.15 per cent of shares in issue); Sir John Bond – 1,194,046 (0.01 per cent of shares in issue); D G Eldon – 441,417; D J Flint – 511,862; M F Geoghegan – 300,775; S K Green – 771,599 (0.01 per cent of shares in issue); and A W Jebson – 533,659.

     No directors held any short positions as defined in the Securities and Futures Ordinance of Hong Kong. Save as stated above and in the Directors' Remuneration Report, none of the Directors had an interest in any shares or debentures of any HSBC or associated corporation at the beginning or at the end of the year, and none of the Directors or members of their immediate family was awarded or exercised any right to subscribe for any shares or debentures during the year.

     Since the end of the year, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

HSBC Holdings ordinary shares of US$0.50

			Child
	Beneficial		under 18		Jointly with		Beneficiary
	owner		or spouse		another person		of a trust
W F Aldinger	–		–		–		8,031	[1]
Sir John Bond	65	[2]	25	[3]	–		6,448	[4]
R K F Ch’ien	365	[5]	–		–		–
Baroness Dunn	1,038	[5]	–		–		–
D G Eldon	–		7	[5]	756	[5]	2,610	[1]
D J Flint	427	[6]	14	[3]	–		3,273	[1]
M F Geoghegan	289	[5]	–		–		2,007	[1]
S K Green	33	[7]	120	[5]	–		4,013	[1]
A W Jebson	640	[5]	–		–		3,441	[1]
Sir Brian Moffat	–		–		85	[5]	–
S W Newton	39	[5]	–		–		–
Sir Brian Williamson	121	[5]	–		–		–

1	Scrip dividend on awards held under the Restricted Share Plan.
2	Comprises the automatic reinvestment of dividend income by an Individual Savings Account and Personal Equity Plan manager (32 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (28 shares) and the automatic reinvestment of dividend income on shares held in the plan (5 shares).

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

3	The automatic reinvestment of dividend income by an Individual Savings Account and Personal Equity Plan manager.
4	Comprises scrip dividend on awards held under the Restricted Share Plan (5,658 shares) and on shares held in a Trust (790 shares).
5	Scrip dividend.
6	Comprises scrip dividend on shares held as beneficial owner (360 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (28 shares), the automatic reinvestment of dividend income on shares held in the plan (5 shares) and the automatic reinvestment of a cash dividend by an Individual Savings Account and Personal Equity Plan manager (34 shares).
7	Comprises the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through normal monthly contributions (28 shares) and the automatic reinvestment of dividend income on shares held in the plan (5 shares).

     There have been no other changes in Directors’ interests from 31 December 2004 to the date of this Report. Any subsequent changes up to the last practicable date before the publication of the ‘Notice of Annual General Meeting’ will be set out in the notes to that Notice.

     At 31 December 2004, Directors and Senior Management held, in aggregate, beneficial interests in 24,333,045 HSBC Holdings ordinary shares (0.2 per cent of the issued ordinary shares).

Employee involvement

HSBC Holdings continues to regard communication with its employees as a key aspect of its policies. Information is given to employees about employment matters and about the financial and economic factors affecting HSBC’s performance through management channels, an intranet site accessible to all HSBC’s employees worldwide, in-house magazines and by way of attendance at internal seminars and training programmes. Employees are encouraged to discuss operational and strategic issues with their line management and to make suggestions aimed at improving performance. The involvement of employees in the performance of HSBC is further encouraged through participation in bonus and share plans as appropriate.

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

     Copies of, and information about, the Code are available from: The Department of Trade and Industry, 1 Victoria Street, London SW1H 0ET; and the internet at www.dti.gov.uk/publications.

     It is HSBC Holdings’ practice to organise payment to its suppliers through a central accounts function operated by its subsidiary undertaking, HSBC Bank. Included in the balance with HSBC Bank is the amount due to trade creditors which, at 31 December 2004, represented 16 days’ average daily purchases of goods and services received from such creditors, calculated in accordance with the Companies Act 1985, as amended by Statutory Instrument 1997/571.

Notifiable interests in share capital

According to the register maintained under section 211 of the Companies Act 1985, Legal and General Investment Management Limited notified HSBC Holdings on 13 June 2002 that it had an interest on 11 June 2002 in 284,604,788 HSBC Holdings ordinary shares, representing 3.01 per cent of the ordinary shares in issue at that date.

     Credit Suisse First Boston notified HSBC Holdings on 8 February 2005 that it had an interest on 1 February 2005 in 482,122,209 HSBC Holdings ordinary shares, representing 4.31 per cent of the ordinary shares in issue at that date.

     No substantial interest, being 5 per cent or more, in any of the equity share capital is recorded in the register maintained under section 336 of the Securities and Futures Ordinance of Hong Kong.

     In compliance with the Rules Governing the Listing of Securities on The Stock Exchange of

Back to Contents

Hong Kong Limited at least 25 per cent of the total issued share capital of HSBC Holdings has been held by the public at all times during 2004 and up to the date of this Report.

Dealings in HSBC Holdings shares

Except for the dealings as intermediaries by HSBC Bank, HSBC CCF Financial Products (France) SNC and The Hongkong and Shanghai Banking Corporation, which are members of a European Economic Area exchange in market-making and other dealing activities, neither HSBC Holdings nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings during the year ended 31 December 2004.

Donations

During the year, HSBC made charitable donations totalling US$69.2 million. Of this amount, US$21.1 million was given for charitable purposes in the United Kingdom.

     No political donations were made during the year.

     At the Annual General Meeting in 2003 shareholders gave authority for HSBC Holdings and HSBC Bank to make EU political donations and incur EU political expenditure up to a maximum aggregate sum of £250,000 and £50,000 respectively over a four-year period as a precautionary measure in light of the wide definitions in The Political Parties, Elections and Referendums Act 2000. These authorities have not been used.

Annual General Meeting

The Annual General Meeting of HSBC Holdings will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 27 May 2005 at 11.00 am.

     An informal meeting of shareholders will be held at Level 28, 1 Queen’s Road Central, Hong Kong on Tuesday 24 May 2005 at 4.30pm.

     A live webcast of the Annual General Meeting will be available on www.hsbc.com. From shortly after the conclusion of the Meeting until 30 June 2005 a recording of the proceedings will be available on www.hsbc.com.

Auditor

KPMG Audit Plc has expressed its willingness to continue in office. The Group Audit Committee and the Board recommend that it be reappointed. A resolution proposing the reappointment of KPMG Audit Plc as auditor of HSBC Holdings and giving authority to the Group Audit Committee to determine its remuneration will be submitted to the forthcoming Annual General Meeting.

On behalf of the Board
R G Barber, Secretary	28 February 2005

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report

Remuneration Committee

The Remuneration Committee meets regularly to consider human resource issues, particularly terms and conditions of employment, remuneration, retirement benefits, development of high potential employees and key succession planning. The Remuneration Committee seeks to respond to the variety of environments and circumstances which are faced by different businesses in different markets at different times and has in place appropriate policies and procedures to monitor the size of the potential remuneration awards. The members of the Remuneration Committee throughout 2004 were Sir Mark Moody-Stuart (Chairman), W K L Fung and Sir John Kemp-Welch. S Hintze was appointed a member of the Committee on 30 January 2004.

There were seven meetings of the Remuneration Committee during 2004. Sir Mark Moody-Stuart and Sir John Kemp-Welch attended all of these meetings, W K L Fung attended five meetings and S Hintze attended five of the six meetings following her appointment. Following each meeting the Committee reports back to the Board on its activities. The terms of reference of the Committee are available on www.hsbc.com by selecting ‘Investor Relations’, then ‘Corporate Governance’, then ‘Board Committees’.

Towers Perrin, a firm of specialist human resources consultants, has been appointed by the Committee to provide independent advice on executive remuneration issues. As a global firm, Towers Perrin also provides other remuneration, actuarial and retirement consulting services to various parts of HSBC. Other than the provision of expert advice in these areas to the Remuneration Committee and to HSBC, Towers Perrin have no connection with HSBC. Other consultants are used from time to time to validate their findings. The Remuneration Committee also receives advice from the Group General Manager, Human Resources, J C S Rankin, and the Senior Executive, Group Reward Management, P M Wood.

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

Within the authority delegated by the Board of Directors, the Remuneration Committee is responsible for determining the remuneration policy of HSBC including the terms of bonus plans, share plans and other long-term incentive plans, and for agreeing the individual remuneration packages of executive Directors and other senior Group employees. No Directors are involved in deciding their own remuneration.

The Remuneration Committee applies the following key principles:

•	to ensure that the total remuneration package (salary, bonus, long-term incentive awards and other benefits) is competitive in relation to comparable organisations in each of the countries or regions in which HSBC operates;

•	to offer fair and realistic salaries with an important element of variable pay, differentiated by performance;

•	through awards of shares (and in limited circumstances, share options) to recognise high performance and retain key talent; and

•	since 1996, to follow a policy of moving progressively from defined benefit to defined contribution Group pension schemes for new employees only.

In line with these principles:

•	employees’ salaries are reviewed annually in the context of individual and business performance, market practice, internal relativities and competitive market pressures. Allowances and benefits are largely determined by local market practice;

•	employees participate in various bonus arrangements. The level of performance-related variable pay depends upon the performance of constituent businesses and the individual concerned. During 2004 variable bonus plans were reviewed to give greater emphasis to revenue growth whilst retaining a strong link to expense control; other key measures taken into account in determining individual bonus levels include customer relationships; full utilisation of professional skills; adherence to HSBC’s ethical standards, internal controls and procedures. Bonus ranges are reviewed in the context of

Back to Contents

prevailing market practice; and

•	HSBC has a long history of paying close attention to its customers in order to provide value for shareholders. This has been achieved by ensuring that the interests of HSBC and its employees are aligned with those of its shareholders and that HSBC’s approach to risk management serves the interests of all. Accordingly, employees are encouraged to participate in the success they help to create, through participating in the HSBC Holdings savings-related share option plans and in local share ownership and profit sharing arrangements.

During 2004, a comprehensive review of share-based remuneration arrangements was conducted. This review was undertaken in light of changing business needs, taking into account HSBC’s expansion in certain markets and an evolving external environment.

Approval for The HSBC Share Plan will be sought at the forthcoming Annual General Meeting. The proposed arrangements for the most senior executives of HSBC are described under ‘Long-term incentive plan’ on page 219. Shareholders and their representatives were consulted and the proposed arrangements reflect feedback that has been received.

Below the senior executive level and in the context of an employee’s total remuneration package, the practice of awarding share options at all levels within HSBC has been reconsidered. In future and commencing with awards to be made in 2005, restricted shares will be granted to a substantially smaller number of executives than those who previously received share options, with awards focused on those individuals who bring key talents and high levels of performance to the Group. These awards will normally vest after three years, subject to the individual remaining in employment. Awards of share options will only be granted in limited circumstances. For those who will normally no longer be eligible to receive awards of shares or share options, variable bonus arrangements have been reviewed and enhanced, as appropriate, taking account of local markets. Such changes may include an element of deferral.

To encourage greater participation in the HSBC Holdings Savings-Related Share Option Plan: (International), two amendments to existing arrangements will be proposed for approval at the forthcoming Annual General Meeting. The first is the introduction of the facility to save in US dollars, Hong Kong dollars and euros as well as in pounds sterling. The maximum savings limit of £250 per month will continue to apply but be converted to the other currencies on a consistent and appropriate date. The second proposal is to offer individuals the choice of options over one year in addition to the existing three and five year terms. This change will carry tax advantages in certain jurisdictions.

The impact on existing equity of granting share options which are to be satisfied by the issue of new shares is shown in diluted earnings per share on the face of the consolidated profit and loss account, with further details disclosed in Note 10 of the ‘Notes on the Financial Statements’ on page 261. The effect on basic earnings per share of exercising all outstanding share options would be to dilute it by 0.6 per cent.

At the Annual General Meeting in 2000, shareholders approved a limit of 848,847,000 ordinary shares (approximately 10 per cent of the ordinary shares then in issue), which may be issued or become issuable under all employee share plans in any ten year period. Within this limit, not more than 5 per cent of the ordinary shares in issue from time to time (approximately 560,000,000 ordinary shares at 28 February 2005) may be put under option under the HSBC Holdings Group Share Option Plan and the HSBC Holdings Restricted Share Plan 2000. In the ten year period to 31 December 2004, less than 650 million ordinary shares had been issued or could become issuable under all employee share plans and less than 350 million ordinary shares had been issued or could become issuable under discretionary employee share plans, including the HSBC Holdings Group Share Option Plan and the HSBC Holdings Restricted Share Plan 2000. At the forthcoming Annual General Meeting, revised limits on the number of shares that may be issued or become issuable under employee share plans will be proposed to reflect the increase in share capital since 2000.

Directors and Senior Management

HSBC’s operations are substantial, diverse and international; for example, over 73 per cent of profit before tax is derived from outside the United Kingdom.

With effect from 1 March 2005 the HSBC Holdings’ Board will comprise 15 non-executive Directors and seven executive Directors. With businesses in 77 countries and territories, HSBC aims to attract Directors with a variety of experience, both in its key areas of activity and internationally. The Board currently includes nationals of five different countries. The seven executive Directors, four Group Managing Directors and 23 Group

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

General Managers have in total more than 793 years of service with HSBC.

Directors’ fees

Directors’ fees are regularly reviewed and compared with other large international companies. The current fee, which was approved by shareholders in 2004, is £55,000 per annum. With effect from 1 January 2005 Sir John Bond, D J Flint, M F Geoghegan, S K Green and A W Jebson waived their rights to receive a Director’s fee from HSBC Holdings: an appropriate adjustment has been made to their basic salaries which, when taken with the consequent impact on bonuses, long-term incentive awards and pension benefits, will deliver a similar value to the fee that has been waived. W F Aldinger and D G Eldon had previously elected to waive any fees payable by HSBC Holdings.

In addition, non-executive Directors receive the following fees:

Chairman, Audit Committee	£40,000 p.a.
Member, Audit Committee	£15,000 p.a.

During 2004, seven Audit Committee meetings were held. A Director’s commitment to each meeting, including preparatory reading and review, can be 15 hours or more.

Chairman, Remuneration Committee	£20,000 p.a.
Member, Remuneration Committee	£15,000 p.a.

During 2004, seven meetings of the Remuneration Committee were held.

Chairman, Nomination Committee	£20,000 p.a.
Member, Nomination Committee	£15,000 p.a.

During 2004, two meetings of the Nomination Committee were held.

Chairman, Corporate Social Responsibility Committee	£20,000 p.a.
Member, Corporate Social Responsibility Committee	£15,000 p.a.

During 2004, four meetings of the Corporate Social Responsibility Committee were held.

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

To ensure that the executive Directors’ remuneration packages are competitive having regard to the broad international nature of the Group, each year the Remuneration Committee considers market data on senior executive remuneration arrangements within primarily:

•	European banks with significant domestic and/or global operations/influences; these banks include Barclays PLC, Standard Chartered PLC, The Royal Bank of Scotland Group plc, ABN AMRO Holding N.V., Banco Bilbao Vizcaya Argentaria, S.A., Banco Santander Central Hispano, S.A., BNP PARIBAS S.A., Commerzbank AG and Deutsche Bank AG; and

•	other global UK-based organisations with significant exposure to US markets and competitors, including BP p.l.c., Diageo plc, GlaxoSmithKline plc, Unilever PLC, Vodafone Group plc.

The level of awards available to the executive Directors under the annual cash bonus scheme and as Performance Shares is entirely dependent on performance. Remuneration policy for executive Directors is intended to provide competitive rates of base salary but with the potential for the majority of the value of the remuneration package to be delivered in the form of both short and long-term incentives. This typically results in base salary comprising around 30 per cent of total direct pay and the remaining 70 per cent split between annual bonus and the expected value of Performance Share awards. The remuneration package of W F Aldinger has a smaller proportion of fixed salary and a higher proportion of annual bonus and Restricted Share awards. The awards are in accordance with the minimum level of awards set out under his employment agreement entered into on 14 November 2002 at the time of the acquisition of HSBC Finance Corporation (‘the 2002 employment agreement’).

It was noted by the Committee that the three-year term, and certain other terms, of the 2002 employment agreement represented an exception to HSBC’s normal policy for executive Directors’ service contracts, but that the background and reasons for this were explained in detail at the time of the acquisition and that the terms of the 2002 employment agreement were consistent with practice in the United States.

Since 31 December 2004, the Remuneration Committee has reviewed the financial and other

Back to Contents

terms proposed in connection with W F Aldinger’s retirement on 29 April 2005 which are reflected in the amendment agreement dated 26 February 2005 between HSBC Finance Corporation and Mr Aldinger, details of which are summarised below. The Committee, having reviewed the relevant factors and circumstances, considered that these financial and other terms were appropriate and in order and in the best interests of the Group.

Each component of executive Directors’ remuneration is explained in detail below.

Salary

The Committee reviews salary levels for executive Directors each year in the same context as other employees. With reference to market practice and taking account of the international nature of the Group, the Committee benchmarks the salary of each Director and member of Senior Management against those of comparable executives in large, diverse companies.

Base salaries with effect from January 2005 will be:

W F Aldinger	US$1,000,000
Sir John Bond	£1,276,300
D G Eldon	US$425,503
D J Flint	£500,000
M F Geoghegan	£632,500
S K Green	£770,000
A W Jebson	£535,000

Excluding the effect of adjustments to salaries following the waivers by Sir John Bond, D J Flint, M F Geoghegan, S K Green and A W Jebson of their HSBC Holdings Director’s fee, this represents an average increase from 2004 of 5.02 per cent.

As an International Manager, D G Eldon’s current base salary, shown above, is calculated on a net basis.

Annual cash bonus

Cash bonuses for executive Directors are based on two key factors: individual performance, taking into account, as appropriate, results against plan of the business unit or performance of the support function for which the individual is responsible; and Group performance, measured by comparing operating profit before tax with plan. The Remuneration Committee has discretion to eliminate extraordinary items when assessing bonuses, if the main cause did not arise during the current bonus year.

Measurement against these key performance factors may result in discretionary cash bonuses of up to 250 per cent of basic salary for executive Directors.

Long-term incentive plan

Long-term incentive plans are designed to reward the delivery of sustained financial growth of HSBC. So as to align the interests of the Directors and senior employees more closely with those of shareholders, the vesting of Performance Share awards is subject to the attainment of predetermined performance criteria.

The Remuneration Committee has generally provided, on a discretionary basis and reflective of individual performance, long-term share incentives to executive Directors and members of Senior Management through conditional awards of Performance Shares under the HSBC Holdings Restricted Share Plan 2000, rather than through the HSBC Holdings Group Share Option Plan.

As part of a comprehensive review of share-based remuneration, the Remuneration Committee considered whether the continued use of Performance Shares was appropriate. The Committee considered several other types of arrangement but concluded that Performance Shares remain the most appropriate vehicle for HSBC’s executive Directors and Senior Management. However, the Committee recognised that there were a number of aspects to the current plan that could be improved to ensure the plan encouraged and rewarded growth and outperformance.

Accordingly, the adoption of The HSBC Share Plan, to replace the HSBC Holdings Restricted Share Plan 2000 and the HSBC Holdings Group Share Option Plan, will be proposed at the forthcoming Annual General Meeting. For executive Directors and members of Senior Management The HSBC Share Plan will:

•	introduce absolute growth in earnings per share as a performance measure in addition to relative Total Shareholder Return; and

•	require higher levels of performance for full vesting of the conditional awards.

The effect of these proposals is that the vesting of Performance Share awards will be more challenging and highly geared to performance than under the previous arrangements. To maintain the same approximate expected value (which takes into account factors such as the probability of vesting and risk of forfeiture for early departure) of Performance Share awards under The HSBC Share Plan as previously made under the HSBC Holdings Restricted Share Plan 2000, the face value of conditional awards under The HSBC Share Plan will be greater (as shown under ‘2005 Awards’ below) than those previously made under the HSBC

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

Holdings Restricted Share Plan 2000. It is proposed that awards under The HSBC Share Plan will be up to a maximum of seven times salary. Whilst having flexibility to make awards at this level in certain exceptional circumstances, the Remuneration Committee does not intend seven times salary to be the normal level of award. The average face value of the awards proposed for executive Directors is just over three times base salary; proposed individual awards are set out in the table below. Awards proposed for 2005 for Group Managing Directors and Group General Managers will generally be below two times salary.

Further details of the performance conditions and vesting arrangements for The HSBC Share Plan are set out below. A summary of the arrangements relevant to previous awards of Performance Shares under The HSBC Holdings Restricted Share Plan 2000 is also given. Subject to approval at the forthcoming Annual General Meeting, all future awards of Performance Shares, including the 2005 awards, will be made under The HSBC Share Plan.

2005 Awards

The Remuneration Committee is proposing that the conditional awards shown in the table below should be made to executive Directors in 2005. The table shows the face value of the full conditional awards and their approximate expected value.

	Face	Expected
	Value	Value
	£000	£000

Sir John Bond	4,000	1,760
D J Flint	1,500	660
M F Geoghegan	2,000	880
S K Green	2,500	1,100
A W Jebson	1,415	622

Total	11,415	5,022

As set out above, the higher face value of these awards than in previous years is balanced by the significantly more challenging vesting schedule of The HSBC Share Plan where maximum value will only be released to the individual if Group performance is at a very high level.

The Trustee to the Plan will be provided with funds to acquire HSBC Holdings ordinary shares at an appropriate time after the announcement of the annual results.

Under the terms of the 2002 employment agreement entered into at the time of the acquisition of HSBC Finance Corporation, W F Aldinger is entitled to receive an award of US$5.5 million which was to be used to purchase Restricted Shares in

HSBC Holdings. However, as referred to below, Mr Aldinger is to retire on 29 April 2005 and it has been agreed that this award will not be made.

C F W de Croisset and W R P Dalton, who retired during 2004, did not receive a long-term incentive award in 2004.

D G Eldon, who is to retire at the forthcoming Annual General Meeting, will not receive a long-term incentive award in 2005.

Performance conditions

Subject to approval of The HSBC Share Plan at the forthcoming Annual General Meeting, awards of Performance Shares, commencing in 2005, will be divided into two equal parts to be subject to separate performance conditions measured over a three-year performance period:

•	‘The Total Shareholder Return (TSR) award’: one half of the award will be subject to a relative TSR measure. TSR is defined as the growth in share value and declared dividend income, measured in sterling, during the relevant period. In calculating TSR, dividend income is assumed to be reinvested in the underlying shares; and

•	‘The earnings per share (‘EPS’) award’: the other half of the award will be based upon the absolute growth in EPS achieved by HSBC Holdings over the three-year performance period.

The TSR element of the award will be based on HSBC’s ranking against a comparator group of 28 major banks. The comparator group will generally comprise the largest banks in the world measured in terms of market capitalisation, having regard to the geographic spread and the nature of the activities of each bank. The Remuneration Committee will use this criteria in selecting any replacements to the comparator group that may be necessary during the performance period, for example because a bank ceases to exist or to be quoted or if its relevance to HSBC as a comparator significantly diminishes.

The comparator group at 28 February 2005 comprises ABN AMRO Holding N.V., Banco Bilbao Vizcaya Argentaria S.A, Banco Santander Central Hispano S.A., Bank of America Corporation, The Bank of New York Company, Inc., Barclays PLC, BNP PARIBAS S.A., Citigroup Inc., Credit Agricole S.A., Credit Suisse Group, Deutsche Bank AG, HBOS plc, JPMorgan Chase & Co., Lloyds TSB Group plc, Mitsubishi Tokyo Financial Group, Inc., Mizuho Financial Group, Inc., Morgan Stanley, National Australia Bank Limited, Royal Bank of

Back to Contents

Canada, The Royal Bank of Scotland Group plc, Société Générale, Standard Chartered PLC, UBS AG, UniCredito Italiano Bank plc, US Bancorp, Wachovia Corporation, Wells Fargo & Company and Westpac Banking Corporation.

The extent to which awards will vest will be determined by reference to HSBC Holdings’ TSR measured against the comparator TSR. The calculation of the share price component within HSBC Holdings’ TSR will be the average market price over the 20 trading days commencing on the day when the annual results are announced, which in 2005 is 28 February. The starting point will be, therefore, the average over the period 28 February to 29 March inclusive. TSR for comparator group constituents will be calculated on the same basis.

For TSR performance in line with the bank ranked 14th, only 30 per cent of the conditional award will vest; if HSBC’s performance is in line with or above the bank ranked 7th in the ranked list all of the TSR award shares will vest.

Vesting between the 14th and 7th ranked banks will be based on HSBC’s position against the ranked list. In simple terms, the percentage vesting will rise in 10 per cent increments for each position that HSBC achieves higher than the 14th bank in the ranked list until full vesting is achieved for TSR performance equal to or greater than the 7th bank in the ranked list. Where HSBC’s performance falls between these incremental steps, account will be taken of how far above or below the next ranked bank HSBC’s TSR performance is positioned.

For example, if HSBC’s TSR falls half way between the bank ranked 12th (where, a release of 50 per cent of the award would occur) and the bank ranked 13th (where a release of 40 per cent of the award would occur), then the actual award released would be 45 per cent, i.e. half way between 40 per cent and 50 per cent.

For the EPS element of the award, the base measure shall be EPS for the financial year preceding that in which the award is made (‘the base year’). Absolute growth in EPS will then be compared with the base year over three consecutive financial years commencing with the year in which the award is made. The EPS growth element will be the absolute level of EPS achieved during the three-year performance period. For this purpose, EPS means the profit attributable to the shareholders (expressed in US dollars), excluding goodwill amortisation, divided by the weighted average number of ordinary shares in issue and held outside the Group during the year in question. In the event that the 2004 published EPS is restated to adjust for accounting standards changes during the performance period, the restated published EPS will be used for the EPS performance condition for awards made in 2005 under The HSBC Share Plan.

The percentage of the conditional award vesting will depend upon the absolute growth in EPS achieved over the three years (‘the performance period’). 30 per cent of the conditional shares will vest if the incremental EPS over the performance period is 24 per cent or more of EPS in the base year.

The percentage of shares vesting will rise on a straight line proportionate basis to 100 per cent if HSBC’s incremental EPS over the performance period is 52 per cent or more of EPS in the base year.

No element of the ‘TSR award’ will vest if HSBC’s performance is below that of the bank ranked 14th in the ranked list and no element of the ‘EPS award’ will vest if HSBC’s incremental EPS over the performance period is less than 24 per cent of EPS achieved in the base year.

To the extent that the performance conditions have not been met at the third anniversary, the shares will be forfeited.

In addition, awards will only vest if the Remuneration Committee is satisfied that HSBC Holdings’ financial performance has shown a sustained improvement in the period since the date of grant.

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

Following the three-year performance period, awards of Performance Shares under The HSBC Share Plan will be tested and vesting will take place shortly afterwards.

Where events occur which cause the Remuneration Committee to consider that the performance condition has become unfair or impractical, the right is reserved to the Remuneration Committee to make such adjustments as in its absolute discretion it deems appropriate to make.

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

     Awards will vest immediately in cases of death. In the event of redundancy, retirement on grounds of injury or ill health, early retirement, normal retirement and where a participant ceases to be employed by HSBC due to a company ceasing to be part of HSBC, awards will normally vest at the end of the vesting period on a time-apportioned basis to the extent that performance conditions have been satisfied. Awards will normally be forfeited if the participant is dismissed or resigns from HSBC. In all of these circumstances the Committee retains discretion to ensure fair and reasonable treatment.

Arrangements from 1999-2004

From 1999 to 2004, the vesting of awards was linked to the attainment of predetermined TSR targets over a three-year period from date of grant as set out below.

     The TSR performance condition for awards of Performance Shares remained the same from 1999 to 2003. For awards made in 2004, changes were made to the peer group and re-testing provisions were eliminated such that awards will lapse if the performance condition is not satisfied after the initial three-year performance period.

     A benchmark for HSBC Holdings’ TSR, weighted by market capitalisation, was established which takes account of the TSR performance of:

1.	a peer group of nine banks weighted by market capitalisation which were considered most relevant to HSBC in terms of size and international scope. For performance periods up to and including the one beginning in 2003, this group comprised ABN AMRO Holding N.V., The Bank of East Asia, Limited, Citigroup Inc., Deutsche Bank AG, JPMorgan Chase & Co., Lloyds TSB Group plc, Mitsubishi Tokyo Financial Group Inc., Oversea-Chinese Banking Corporation Limited and Standard Chartered PLC. To be more relevant to HSBC in terms of size and international scope, this peer group was amended for conditional awards made in 2004 and onwards by the replacement of Lloyds TSB Group plc, Oversea-Chinese Banking Corporation Ltd., Mitsubishi Tokyo Financial Group Inc. and The Bank of East Asia, Limited with Bank of America Corporation, The Royal Bank of Scotland Group plc, Banco Santander Central Hispano S.A. and UBS AG;

2.	the five largest banks from each of the US, the UK, continental Europe and the Far East, other than any within paragraph 1 above, weighted by market capitalisation; and

3.	the banking sector of the Morgan Stanley Capital International World Index, excluding any within paragraph 1 and paragraph 2 above, weighted by market capitalisation.

     By combining the weighted average TSR for each of the above three groups and weighting that average so that 50 per cent is applied to paragraph 1, 25 per cent is applied to paragraph 2 and 25 per cent is applied to paragraph 3, a single TSR benchmark for market comparison was determined.

     The extent to which each award will vest will be determined by reference to HSBC Holdings’ TSR measured against the TSR benchmark. For each award the calculation of the share price component within HSBC Holdings’ TSR was the average market price over the 20 trading days commencing on the day when the annual results were announced. TSR for the benchmark constituents was based on their published share prices on the 20th trading day after the annual results were announced.

     If HSBC Holdings’ TSR over the performance period exceeds the benchmark TSR, awards with a value, at the date of grant, of up to 100 per cent of the individual’s earnings, will vest. For higher value awards, the greater of 50 per cent of the award or the number of shares equating at the date of grant to 100 per cent of the individual’s earnings (base salary and bonus in respect of the previous performance year), will vest at this level of performance. If HSBC Holdings’ TSR over the performance period places it within the upper quartile in the ranked list against the benchmark, these higher value awards will vest in full. For performance between the median and the upper quartile, vesting will be on a straight-line basis.

     For awards made in 2004, if the upper quartile performance target is achieved then, as before, an additional award equal to 20 per cent of the initial Performance Share award will be made and will vest at the same time as the original award to which it relates. However, regardless of whether the upper quartile is achieved, full vesting and transfer of the shares will not generally occur until the fifth anniversary of the date of grant. If the performance test is not passed at the third anniversary, the shares will be forfeited.

     In addition to these performance conditions, none of the outstanding awards will vest unless the Remuneration Committee is satisfied that, during the performance period, HSBC has achieved a sustained improvement in performance. The Remuneration Committee retains discretion to recommend early release of shares awarded in certain circumstances, for example, redundancy and ill health.

Back to Contents

     The Performance Shares awarded in 2000 passed their three-year TSR performance condition in March 2003 and will vest on the fifth anniversary of the award, 10 March 2005.

Total Shareholder Return

The graphs below show HSBC Holdings’ TSR performance against the benchmark TSR (graph 1), the Financial Times-Stock Exchange (‘FTSE’) 100 Index (graph 2), the Morgan Stanley Capital International (‘MSCI’) World Index (graph 3) and MSCI Financials Index (graph 4) over the three-year period to March 2004. These measures have been chosen as they are the main published indices against which HSBC monitors its performance.

Graph 1: HSBC TSR and Benchmark TSR

Graph 2: HSBC TSR and FTSE 100 Index

Graph 3: HSBC TSR and MSCI World Index

Graph 4: HSBC TSR and MSCI Financials Index

     Pursuant to the Directors’ Remuneration Report Regulations 2002, graph 5 below shows HSBC Holdings’ TSR performance against a broad equity market index, the Financial Times-Stock Exchange (‘FTSE’) 100 Index, for the five-year period ended 31 December 2004.

Graph 5: HSBC TSR and FTSE 100 Index

Source: Datastream

Pensions

The pension entitlements earned by the executive Directors during the year are set out on pages 228 and 229.

Service contracts and terms of appointment

HSBC’s policy is to employ executive Directors on one-year rolling contracts although, on recruitment, longer initial terms may be approved by the Remuneration Committee. The Remuneration Committee will, consistent with the best interests of the Group, seek to minimise termination payments.

     No executive Director has a service contract with HSBC Holdings or any of its subsidiaries with a notice period in excess of one year or with provisions for predetermined compensation on termination which exceeds one year’s salary and benefits in kind, save as referred to below. There are

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

no provisions for compensation upon early termination of executive Directors’ service contracts save for W F Aldinger, details of which are set out below.

     As referred to above, Mr Aldinger entered into a new employment agreement with HSBC Finance Corporation on 14 November 2002 for a term of three years, such term to commence on the effective date of the acquisition of HSBC Finance Corporation by HSBC. Full details of the agreement were set out in the Discloseable Transaction Circular relating to the acquisition of HSBC Finance Corporation sent to shareholders on 26 February 2003 in advance of the Extraordinary General Meeting to approve the acquisition. The effective date of the acquisition, and commencement date of the 2002 employment agreement, was 28 March 2003. The terms of the 2002 employment agreement, were amended by an agreement (‘amendment agreement’) entered into between HSBC Finance Corporation and Mr Aldinger, as referred to below.

     During the term of the 2002 employment agreement Mr Aldinger is entitled to be paid an annual base salary equal to his annual base salary as at the date of the merger agreement between HSBC Finance Corporation and HSBC (US$1 million) and an annual bonus in an amount at least equal to the annual average of Mr Aldinger’s bonuses earned with respect to the three-year period ended 2001 (pro rated for any partial year) (US$4 million). Within 30 days of the effective date of the acquisition, Mr Aldinger received a one-time special retention grant of HSBC Holdings ordinary shares under the HSBC Holdings Restricted Share Plan 2000 with a value equal to US$10 million on terms that these Restricted Shares will vest in three equal instalments on each of the first three anniversaries of the effective date, as set out on page 232. After each of the first and second anniversaries of the effective date, subject to the approval of the Trustee of the HSBC Holdings Restricted Share Plan 2000, Mr Aldinger is entitled to receive an additional grant of HSBC Holdings ordinary shares with a value equal to at least US$5.5 million. The purpose of these arrangements was to retain the services of Mr Aldinger through the initial integration of HSBC Finance Corporation. HSBC considered it essential that the experience, knowledge and skills of Mr Aldinger be retained for the benefit of HSBC shareholders.

     Under the 2002 employment agreement, if Mr Aldinger’s employment is terminated by him during its term for ‘good reason’, or by HSBC

Finance Corporation for reasons other than ‘cause’ or disability, he is entitled to: a pro rata target annual bonus for the financial year of the date of termination; a payment equal to his annual base salary, plus the average of his annual bonuses with respect to the three-year period ended 2001, times the number of full and partial months from the date of termination until the third anniversary of the effective date, divided by 12; the immediate vesting and exercisability of each stock option, restricted stock award and other equity-based award or performance award (or cash equivalent) that is outstanding as at the date of termination and treatment as retirement eligible for purposes of exercising any such award; for the remainder of his life and that of his current spouse, continued medical and dental benefits at HSBC Finance Corporation’s cost; and his retirement benefits (as set out on page 228) in a lump sum.

     Following discussion with Mr Aldinger, it has been agreed that Mr Aldinger will retire as Chairman and Chief Executive of HSBC Finance Corporation and HSBC North America Holdings Inc on 29 April 2005 and will retire as a director of HSBC Holdings on the same date and resign from his directorships and other appointments with Group companies. As indicated above, the original purpose of the 2002 employment agreement was to retain the services of Mr Aldinger before the initial integration of HSBC Finance Corporation with the Group’s other North American businesses. The discussions with Mr Aldinger about his retirement before the expiry of the three-year term took into account that the integration process has now been completed successfully and faster than expected.

     Under the amendment agreement, Mr Aldinger will be entitled to receive, on termination of the 2002 employment agreement on 29 April 2005, the same terms and benefits (summarised above) as if his employment had been terminated by him for ‘good reason’ or by HSBC Finance Corporation for reasons other than ‘cause’ or disability, except that he will not be entitled to receive the 2005 restricted share award (or cash equivalent) with a value to at least US$5.5 million that he would have been entitled to receive on or before 28 April 2005. Mr Aldinger will, however, receive a payment of US$4.6 million in lieu of salary and bonus in respect of the remainder of the three-year period. The amendment agreement also provides that the ‘non-competition’ provision in the 2002 employment agreement for a period of one year after termination of his employment, and certain other restrictions, will continue to apply. Under this provision he may not become associated with

Back to Contents

certain competitive entities that are actively engaged in the consumer lending business (including mortgage and credit card lending).

     Sir John Bond, who is to stand for re-election at the forthcoming Annual General Meeting, is employed on a rolling contract dated 14 July 1994 which requires 12 months’ notice to be given by either party.

     W R P Dalton, who retired as a Director on 28 May 2004, was employed on a rolling contract dated 5 January 1998 that required 12 months’ notice to be given by either party.

     D G Eldon is employed on a rolling contract dated 1 January 1968 which requires three months’ notice to be given by either party. D G Eldon will retire as a Director at the conclusion of the forthcoming Annual General Meeting.

     D J Flint, who is to stand for re-election at the forthcoming Annual General Meeting, is employed on a rolling contract dated 29 September 1995 which requires 12 months’ notice to be given by the Company and nine months’ notice to be given by Mr Flint.

     M F Geoghegan is employed on a rolling contract dated 25 May 2004 which requires 12 months’ notice to be given by either party.

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

     Non-executive Directors are appointed for fixed terms not exceeding three years, subject to their re-election by shareholders at subsequent Annual General Meetings. Non-executive Directors have no service contract and are not eligible to participate in HSBC’s share plans. Non-executive Directors’ terms of appointment will expire as follows: in 2006, Baroness Dunn, Sir John Kemp-Welch, S W Newton, H Sohmen, C S Taylor and Sir Brian Williamson; in 2007, Lord Butler, R K F Ch’ien, R A Fairhead, W K L Fung, S Hintze, Sir

Brian Moffat and Sir Mark Moody-Stuart; and (assuming re-election at the 2005 Annual General Meeting) in 2008, J D Coombe and J W J Hughes-Hallett.

Other directorships

Executive Directors, if so authorised by either the Nomination Committee or the Board, may accept appointments as non-executive Directors of suitable companies which are not part of HSBC. Approval will not be given for executive Directors to accept a non-executive directorship of more than one FTSE 100 company. When considering a non-executive appointment, the Nomination Committee or Board will take into account the expected time commitment of such appointment. The time commitment for executive Directors’ external appointments will be reviewed as part of the annual Board review. Any remuneration receivable in respect of an external appointment is normally paid to the HSBC company by which the executive Director is employed, unless otherwise approved by the Remuneration Committee.

     Sir John Bond retains his fees as a non-executive director of the Ford Motor Company, which are provided partly in the form of restricted shares, which become unrestricted over a period of five years. During 2004 the fees received were US$82,500 in cash and US$77,500 deferred into Ford common stock units. In addition, Ford provides US$200,000 of life assurance and US$500,000 of accidental death or dismemberment insurance. The life assurance can be continued after retirement from the Board or Sir John Bond could elect to have it reduced to US$100,000 and receive US$15,000 a year for life. The accidental death or dismemberment insurance ends upon retirement from the Board.

     W F Aldinger retains his fees as a non-executive director of Illinois Tool Works, Inc. and as a non-executive director of AT&T Corp. During 2004 the fee received from Illinois Tool Works, Inc. was US$67,000 in the form of deferred stock and the fee received from AT&T Corp. was US$84,500 in cash and US$7,785 in cash instead of dividend due on deferred shares. In addition, AT&T Corp. provide travel accident insurance when on AT&T Corp. company business and US$100,000 of life assurance.

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

Employees’ emoluments

Set out below is information in respect of the five individuals who are not Directors of HSBC Holdings whose emoluments (excluding commissions or bonuses related to the revenue or profits generated by employees individually or collectively with others engaged in similar activities) were the highest in HSBC for the year ended 31 December 2004.

£000

Basic salaries, allowances and benefits in kind	976
Pension contributions	90
Bonuses paid or receivable	34,038
Inducements to join paid or receivable	820
Compensation for loss of office
– contractual	–
– other	–

Total	35,924

Total (US$000)	65,803

     Their emoluments are within the following bands:

Number of
Employees

£4,600,001 – £4,700,000	1
£5,200,001 – £5,300,000	2
£7,300,001 – £7,400,000	1
£13,500,001 – £13,600,000	1

     The basic salaries of Group Managing Directors and Group General Managers are within the following bands:

Number of Group Managing Directors and Group General Managers

£150,001 – £250,000	6
£250,001 – £350,000	17
£350,001 – £450,000	4
£450,001 – £550,000	1

     The aggregate remuneration of Directors and Senior Management for the year ended 31 December 2004 was US$118,290,000.

     The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for Directors and Senior Management for the year ended 31 December 2004 was US$6,261,000.

     At 31 December 2004, executive Directors and Senior Management held, in aggregate, options to subscribe for 11,398,184 HSBC Holdings ordinary shares under the HSBC Holdings Executive Share Option Scheme, HSBC Holdings Group Share Option Plan and HSBC Holdings savings-related share option plans. These options are exercisable between 2005 and 2014 at prices ranging from £3.3334 to £8.2830.

Back to Contents

Directors’ emoluments

The emoluments of the Directors of HSBC Holdings for 2004 were as follows:

			Salary and
			other		Benefits				Total	Total
	Fees		remuneration		in kind	[1]	Bonuses		2004	2003
	£000		£000		£000		£000		£000	£000
Executive Directors
W F Aldinger	–	[2]	559		79		2,184	[3]	2,822	2,157
Sir John Bond	55		1,183		5		2,406	[4]	3,649	2,147
C F W de Croisset[5]	9		71		–		2,116	[5]	2,196	1,334
W R P Dalton[6]	23		246		–		326	[4]	595	631
D G Eldon[7]	31		395		435		456	[4]	1,317	1,180
D J Flint	55		603	[8]	8		500	[4]	1,166	1,057
M F Geoghegan[9]	46		486		14		–	[10]	546	–
S K Green	55		695		7		1,000	[4]	1,757	1,237
AW Jebson	55		521		–		450	[4]	1,026	958

Non-executive Directors
Lord Butler	90		–		–		–		90	45
R K F Ch’ien	186	[11]	–		–		–		186	159
Baroness Dunn	70		–		–		–		70	35
R A Fairhead[9]	58		–		–		–		58	–
W K L Fung	117	[12]	–		–		–		117	65
S Hintze	85		–		–		–		85	35
Sir John Kemp-Welch	85		–		–		–		85	55
Lord Marshall	23		–		–		–		23	35
Sir Brian Moffat	115		–		–		–		115	50
Sir Mark Moody-Stuart	75		–		–		–		75	50
S W Newton	55		–		–		–		55	35
H Sohmen	39	[13]	–		–		–		39	25
C S Taylor	95	[14]	–		–		–		95	64
Sir Brian Williamson	59		–		–		–		59	35

Total	1,481		4,759		548		9,438		16,226	12,272	[15]

Total (US$000)	2,713		8,717		1,004		17,288		29,722	20,052

1	Benefits in kind for executive Directors include provision of company car, medical insurance, other insurance cover and travel assistance.
2	W F Aldinger has elected to waive any fees payable to him by HSBC Holdings (2004: £55,000; 2003: £23,300).
3	Under the terms of his employment contract dated 14 November 2002, W F Aldinger is entitled to a bonus of US$4,000,000 in respect of 2004, which will be paid in 2005.
4	These discretionary bonuses are in respect of 2004 and will be paid in 2005.
5	Retired as a Director on 27 February 2004. He had a contract of employment dated 7 January 1980 that was in force before he joined the Board of CCF. The contract had no set term but provided for three months’ notice to be given by either party. Under the terms of the contract, Mr de Croisset would be entitled to receive one month's salary for each year of service with CCF on termination of his employment with CCF. In accordance with French legal requirements and practice, this contract was suspended while he served as an executive Director of CCF. In consideration of Mr de Croisset's early retirement from the Group and in light of French legal requirements, a review of market practice was undertaken and a one-off payment of ;€2,633,742 was made to Mr de Croisset, which was considered to be appropriate in all the circumstances.
6	Retired as a Director on 28 May 2004.
7	The emoluments of D G Eldon include a fee from The Hongkong and Shanghai Banking Corporation and housing and other expatriate benefits in kind that are normal within the location in which he is employed. Mr Eldon has elected to waive any fees payable to him by HSBC Holdings (2004: £55,000; 2003: £35,000).
8	Includes an executive allowance of £137,100 (2003: £96,863) paid to fund personal pension arrangements.
9	Appointed a Director on 1 March 2004.
10	In return for the prior waiver of bonus, the employer contribution into the pension scheme has been increased by the amount of £1,200,000 (2003: nil) which would otherwise have been paid.
11	Includes fees as non-executive Chairman of HSBC Private Equity (Asia) Limited and as a non-executive Director of The Hongkong and Shanghai Banking Corporation.
12	Includes fee as a non-executive Director of The Hongkong and Shanghai Banking Corporation.
13	Fees as a non-executive Director and member of the Audit Committee of The Hongkong and Shanghai Banking Corporation. H Sohmen has elected to waive any fees payable to him by HSBC Holdings (2004: £55,000; 2003: £35,000).
14	Includes fees as a non-executive Director of HSBC Bank USA and HSBC USA Inc.
15	Includes the emoluments of a Director who retired in 2003.

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

Pensions

There are separate schemes for UK-based and overseas-based employees: the UK scheme has a normal retirement age of 60; retirement ages for overseas schemes vary in accordance with local legislation and practice. Save as stated below no other Director participated in any HSBC pension schemes, none of the Directors participating in HSBC’s UK ‘approved’ pension schemes is subject to the earnings cap introduced by the 1989 Finance Act and only basic salary is pensionable. With two exceptions (see paragraphs below on W F Aldinger and D J Flint), the current executive Directors are members of defined benefit pension schemes, having joined HSBC at a time when these were the norm.

     Before commencement of the 2002 employment agreement on 28 March 2003, W F Aldinger participated in HSBC Finance Corporation’s ‘qualified’ and ‘non-qualified’ defined benefit pension plans. The annual pension benefit under these arrangements was a function of service and a percentage of Final Average Earnings (which included bonus). The ‘non-qualified plans’ were enhanced before commencement of the 2002 employment agreement. The benefits under the ‘qualified’ and ‘non-qualified’ defined benefit pension plans were then frozen and will be payable in a lump sum on the earlier of the termination of Mr Aldinger’s employment or on Mr Aldinger’s retirement (these benefits will be payable in a lump sum following Mr Aldinger’s retirement on 29 April 2005, referred to above). No further benefits have accrued under these arrangements since 28 March 2003.

     Since commencement of the 2002 employment agreement on 28 March 2003, Mr Aldinger has continued to participate in the HSBC Finance Corporation Tax Reduction Investment Plan (‘TRIP’), which is a ‘qualified’ funded deferred profit-sharing and savings plan for eligible employees. Employer contributions of US$10,250 were made to this plan on behalf of Mr Aldinger in 2004 (2003: Nil). On 1 January 2005 the plan name was changed to HSBC-North America (U.S.) Tax Reduction Investment Plan (TRIP). Mr Aldinger also participated in Supplemental TRIP (a ‘non-qualified’ plan), which is an unfunded arrangement under which additional employer provision of US$289,749 has been made for 2004 (2003: US$41,539).

     The pension arrangements for Sir John Bond, S K Green and A W Jebson to contractual retirement age of 60 are provided under the HSBC Bank (UK) Pension Scheme. The pensions accrue at a rate of one-thirtieth of pensionable salary per year of pensionable service in the UK.

     Until his retirement from CCF on 29 February 2004, C F W de Croisset was eligible for pension benefits which were supplementary to those accrued under the French State and Compulsory arrangements. The amount of this supplementary pension, payable from age 60, accrued at the rate of  €6,098 per annum for each year of service (maximum 18 years) as an executive Director of CCF. Consequent upon Mr de Croisset’s early retirement from CCF and following a review of market practice, it was agreed to provide a total pension of  €341,467 per annum (equivalent to 32.5 per cent of his average total cash compensation over a three-year period) payable from 1 March 2004. In 2004, CCF paid  €213,003 to Mr de Croisset under this arrangement.

     The pension arrangements for W R P Dalton to contractual retirement age of 60 were provided on a defined benefit basis (details of which are set out in the table below) under the HSBC Canada Pension Plan A, at an accrual rate of one-thirtieth of pensionable salary per year of pensionable service until his transfer to the UK in 1998. On taking up his appointment in the UK, he joined the HSBC Holdings Overseas (No.1) Pension Plan on a defined contribution basis, with an employer contribution in respect of 2004 of £129,000 (2003: £1,379,000 inclusive of a bonus waiver of £1,250,000).

     The pension arrangements for D J Flint to contractual retirement age of 60 are provided through an executive allowance paid to fund personal pension arrangements set at 30 per cent of basic salary. This is supplemented through the HSBC Holdings plc Funded Unapproved Retirement Benefits Scheme on a defined contribution basis with an employer contribution during 2004 of £86,013 (2003: £81,943). The intention of these arrangements is to provide benefits broadly comparable to an accrual rate of one-thirtieth of pensionable salary for each year of pensionable service.

     The pension arrangements for D G Eldon and M F Geoghegan are provided under the HSBC International Staff Retirement Benefits Scheme. The pensions accrue at a rate of one twenty-seventh of pensionable salary per year of pensionable service. In addition, Mr Geoghegan has joined the HSBC Asia Holdings Pension Plan, on a defined contribution basis, with an employer contribution in respect of 2004 of £1,200,000, arising entirely from a bonus sacrifice. There were no other employer contributions made to this plan.

Back to Contents

										Transfer value
										(less personal
										contributions)
										at
										31 December
										2004 relating
			Increase in					Increase of		to increase
			accrued	Transfer		Transfer		transfer value		in accrued
	Accrued	Increase in	pension during	value		value		of accrued		pensions
	annual	accrued	2004,	of accrued		of accrued		pension (less		during 2004,
	pension at	pension	excluding	pension at		pension at		personal		excluding any
	31 December	during	any increase	1 January		31 December		contributions)		increase for
	2004	2004	for inflation	2004		2004		in 2004		inflation
	£000	£000	£000	£000	[1]	£000	[1]	£000	[1]	£000	[1]

Sir John Bond[2]	481	57	44	7,924		9,230		1,306		840
C F W de Croisset[3]	193	128	128	860		2,623		1,763		1,747
W R P Dalton[4]	13	3	(3)	4,258		4,562		304		226
D G Eldon[5]	278	27	18	5,045		5,275		328	[6]	215	[6]
M F Geoghegan[7]	185	34	29	3,652		4,042		620	[8]	376	[8]
S K Green	288	110	105	2,367		4,401		2,034		1,599
A W Jebson	182	41	37	1,769		2,612		843		529

1	The transfer value represents a liability of HSBC’s pension funds and not a sum paid or due to the individual; it cannot therefore meaningfully be added to annual remuneration.
2	On attaining age 60, Sir John Bond has been able, under the terms of the scheme, to retire at any time with an immediate pension equal to his accrued pension which, at 31 December 2004, is shown above.
3	Retired as a Director on 27 February 2004.
4	W R P Dalton retired from HSBC with effect from 31 May 2004 with a gross pension of £277,000 per annum. Mr Dalton elected to commute part of this pension for a lump sum payment of £4,256,000, leaving a residual pension of £13,000 per annum. As a result the pension in payment at 31 December 2004 is lower than the accrued pension at 1 January 2004. The increase in accrued pension during 2004 reflects the gross pension before commutation. The transfer value of benefits at 31 December 2004 reflects both the pension in payment and the commutation lump sum, increased with interest.
5	On attaining age 53, D G Eldon has been able, under the terms of the scheme, to retire at any time with an immediate pension equal to his accrued pension which, at 31 December 2004, is shown above.
6	D G Eldon made personal contributions towards his pension of £15,445 in respect of 2004.
7	Appointed as a Director on 1 March 2004.
8	M F Geoghegan made personal contributions towards his pension of £14,182 in respect of 2004.

     In addition to the unfunded pension payments as from 1 March 2004 to C F W de Croisset referred to above, the following unfunded pension payments, in respect of which provision has been made, were made during 2004 to four former Directors of HSBC Holdings:

	2004	2003
	£	£
B H Asher	85,443	83,277
R Delbridge	122,891	119,777
Sir Brian Pearse	51,246	49,947
Sir William Purves	90,453	88,158

	350,033	341,159

     The payments in respect of R Delbridge and Sir Brian Pearse were made by HSBC Bank plc as former Directors of the bank.

Share options

At 31 December 2004, the undernamed Directors held options to acquire the number of HSBC Holdings ordinary shares set against their respective names. The options were awarded for nil consideration at exercise prices equivalent to the market value at the date of award, except that options awarded under the HSBC Holdings savings-related share option plans before 2001 are exercisable at a 15 per cent discount to the market value at the date of award and those awarded since 2001 at a 20 per cent discount. Under the Securities and Futures Ordinance of Hong Kong the options are categorised as unlisted physically settled equity derivatives.

     Except as otherwise indicated, no options were exercised or lapsed during the year and there are no remaining performance criteria conditional upon which the outstanding options are exercisable. The market value of the ordinary shares at 31 December 2004 was £8.79. The highest and lowest market values during the year were £9.535 and £7.84. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date.

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

	Options		Options	Options		Options
	held at		awarded	exercised		held at 31
	1 January		during	during		December		Exercise	Date of	Exercisable		Exercisable
	2004		year	year		2004		price (£)	award	from	[1]	until

Sir John Bond	2,798		–	–		2,798	[2]	6.0299	10 Apr 2000	1 Aug 2005		31 Jan 2006

C F W de Croisset[3]	206,000		–	–		206,000	[4]	8.7120	23 Apr 2001	23 Apr 2004		23 Apr 2011
	206,000		–	–		206,000	[4]	8.4050	7 May 2002	7 May 2005		7 May 2012
	206,000		–	–		206,000	[5]	6.9100	2 May 2003	2 May 2006		1 May 2013

W R P Dalton[6]	2,798	[2]	–	–		2,798	[7]	6.0299	10 Apr 2000	1 Aug 2005		31 Jan 2006

D J Flint	27,000		–	27,000	[8]	–		3.3334	1 Apr 1996	1 Apr 1999		1 Apr 2006
	2,617		–	–		2,617	[2]	6.3224	2 May 2002	1 Aug 2007		31 Jan 2008
M F Geoghegan	1,248	[2,9]	–	1,248	[10]	–		5.3980	1 Apr 1999	1 Aug 2004		31 Jan 2005
	559	[9]	–	–		559	[2]	6.0299	10 Apr 2000	1 Aug 2005		31 Jan 2006
	573	[2,9]	–	573	[10]	–		6.7536	11 Apr 2001	1 Aug 2004		31 Jan 2005
S K Green	3,070		–	–		3,070	[2]	5.3496	23 Apr 2003	1 Aug 2008		31 Jan 2009

A W Jebson	1,434	[2]	–	1,434	[11]	–		6.7536	11 Apr 2001	1 Aug 2004		31 Jan 2005

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	Options awarded under the HSBC Holdings Savings-Related Share Option Plan.
3	Retired as a Director on 27 February 2004.
4	Options held under the HSBC Holdings Group Share Option Plan at date of retirement as a Director (27 February 2004). In accordance with the transitional arrangements agreed with CCF in 2000 the awards were not subject to performance conditions.
5	Options held under the HSBC Holdings Group Share Option Plan at date of retirement as a Director (27 February 2004). In accordance with the transitional arrangements agreed with CCF in 2000, vesting of 50 per cent of the award is subject to the performance tests set out in the section headed ‘Arrangements from 1999-2004’ on pages 220 to 222.
6	Retired as a Director on 28 May 2004.
7	Options held at date of retirement as a Director (28 May 2004). On 11 November 2004, in accordance with the rules of the Plan, the option was exercised in respect of 2,070 ordinary shares and options over 728 shares lapsed. At the date of exercise the market value per share was £9.38.
8	At the date of exercise, 4 March 2004, the market value per share was £ 8.515. The exercise of these options was conditional upon the growth in earnings per share over a three-year period being equal to or greater than a composite rate of inflation (comprising 50 per cent of the Hong Kong Composite Consumer Price Index, 35 per cent of the UK Retail Price Index and 15 per cent of the USA All Urban Consumer Price Index) plus 2 per cent per annum. This condition has been satisfied.
9	Interests at date of appointment as a Director (1 March 2004).
10	At the date of exercise, 16 August 2004, the market value per share was £8.265.
11	At the date of exercise, 2 August 2004, the market value per share was £8.335.

     At 27 February 2004, the date he retired as a Director, C F W de Croisset held the following options to acquire CCF shares of €5 each. On exercise of these options each CCF share will be exchanged for 13 HSBC Holdings ordinary shares. The options were granted by CCF for nil consideration at a 5 per cent discount to the market value at the date of award. There are no remaining performance criteria conditional upon which the outstanding options are exercisable. Save as indicated in the following table no options over CCF shares were awarded to or exercised by Mr de Croisset during 2004.

Back to Contents

CCF
shares of €

				Equivalent
				HSBC Holdings
Options held		Options held		ordinary shares
at 1 January	Exercise price	at 27 February		at 27 February	Date	Exercisable	Exercisable
2004	per share (€)	2004		2004	of award	from	until

10,000	32.78	10,000	[1]	130,000	23 Jun 1994	23 Jun 1996	23 Jun 2004
30,000	34.00	30,000		390,000	22 Jun 1995	22 Jun 1997	22 Jun 2005
30,000	35.52	30,000		390,000	9 May 1996	9 May 1998	9 May 2006
30,000	37.05	30,000		390,000	7 May 1997	7 Jun 2000	7 May 2007
30,000	73.50	30,000		390,000	29 Apr 1998	7 Jun 2000	29 Apr 2008
28,000	81.71	28,000		364,000	7 Apr 1999	7 Jun 2000	7 Apr 2009
28,000	142.50	28,000		364,000	12 Apr 2000	1 Jan 2002	12 Apr 2010

1	Options exercised on 24 March 2004. At the date of exercise the market value per HSBC Holdings ordinary share was £8.21.

At 31 December 2004, W F Aldinger held options to acquire HSBC Holdings ordinary shares as set out in the table below. These options arise from options he held over shares of Household International (now HSBC Finance Corporation) before its acquisition, which were converted into options over HSBC Holdings ordinary shares in the same ratio as the offer for HSBC Finance Corporation (2.675 HSBC

HSBC Holdings ordinary shares of US$0.50

Holdings ordinary shares for each HSBC Finance Corporation common share) and the exercise prices per share adjusted accordingly. The HSBC Finance Corporation options were granted at nil consideration.

     No options over HSBC Holdings ordinary shares were awarded to Mr Aldinger during 2004.

Options held		Options		Options held
at 1 January	Exercise price	exercised		at 31 December	Date of	Exercisable		Exercisable
2004	per share (US$)	during year		2004	award	from		until

971,025	7.43	971,025	[1]	–	13 Nov 1995	13 Nov 1996		13 Nov 2005
1,003,125	11.43	1,003,125	[2]	–	11 Nov 1996	11 Nov 1997		11 Nov 2006
1,203,750	14.60	–		1,203,750	10 Nov 1997	10 Nov 1998		10 Nov 2007
1,337,500	13.72	–		1,337,500	9 Nov 1998	9 Nov 1999		9 Nov 2008
1,230,500	16.96	–		1,230,500	8 Nov 1999	8 Nov 2000		8 Nov 2009
1,605,000	18.40	–		1,605,000	13 Nov 2000	13 Nov 2001		13 Nov 2010
2,140,000	21.37	–		2,140,000	12 Nov 2001	12 Nov 2002		12 Nov 2011
2,140,000	10.66	–		2,140,000	20 Nov 2002	20 Nov 2003	[3]	20 Nov 2012

1	At the date of exercise, 2 September 2004, the market value per share was £8.755.
2	At the date of exercise, 7 December 2004, the market value per share was £8.855.
3	535,000 options are exercisable on each of the first, second, third and fourth anniversaries of the date of award. May be advanced, under the terms of the HSBC Finance Corporation stock option plan, to an earlier date in certain circumstances e.g. retirement. 1,070,000 options remaining unvested will therefore vest on Mr Aldinger’s retirement on 29 April 2005. Based on the market price of HSBC Holdings shares on 24 February 2005 and after deduction of the option subscription price these options have a value of approximately £3,512,000.

As a beneficiary of an employee benefit trust W F Aldinger has an interest in the HSBC Holdings ordinary shares held by the trust which may be used to satisfy exercises of his share options. Under the Securities and Futures Ordinance of Hong Kong, the interest is categorised as a ‘beneficiary of a trust’. At 31 December 2004, the trust held 1,525,850 HSBC

Holdings ordinary shares and 500,000 ADSs.

     Save as stated above, none of the Directors, or members of their immediate families, were awarded or exercised any right to subscribe for any shares or debentures during the year.

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

Restricted Share Plan
HSBC Holdings ordinary shares of US$0.50

								Monetary
					Monetary			value of
					value of			awards
	Awards				awards made	Awards		vested	Awards			Year in
	held at		Awards made		during	vested		during	held at			which
	1 January		during the		the year	during		the year	31 December		Date of	awards
	2004		year		£000	the year	[1]	£000	2004	[1]	award	may vest

W F Aldinger	960,662		–		–	319,521	[2]	2,585	670,821		15 Apr 2003	2005 to 2006	[3]
	–		372,587	[4]	3,068	–		–	379,232		10 May 2004	2005 to 2007	[5]
Sir John Bond	71,386		–		–	71,948	[6]	613	–		4 Mar 1999	2004
	89,621		–		–	–		–	93,405		10 Mar 2000	2005
	83,988		–		–	–		–	87,535		12 Mar 2001	2006
	125,767		–		–	–		–	131,077		8 Mar 2002	2007
	167,843		–		–	–		–	174,929		5 Mar 2003	2008
	–		244,445	[7]	2,100	–		–	252,771		4 Mar 2004	2009
W R P Dalton	41,643		–		–	41,969	[6]	357	–		4 Mar 1999	2004
	40,738		–		–	41,714	[8]	342	–		10 Mar 2000	2005
	47,994		–		–	49,145	[8]	403	–		12 Mar 2001	2006
	79,432		–		–	–		–	81,335	[9]	8 Mar 2002	2007
	114,438		–		–	–		–	117,180	[9]	5 Mar 2003	2008
D G Eldon	41,643		–		–	41,969	[6]	357	–		4 Mar 1999	2004
	40,738		–		–	–		–	42,458		10 Mar 2000	2005
	47,994		–		–	–		–	50,021		12 Mar 2001	2006
	7,072		–		–	7,240	[10]	58	–		30 Apr 2001	2004
	52,955		–		–	–		–	55,191		8 Mar 2002	2007
	9,806		–		–	–		–	10,220		15 May 2002	2005
	76,292		–		–	–		–	79,513		5 Mar 2003	2008
	13,329		–		–	–		–	13,892		12 May 2003	2006
	–		87,302	[7]	750	–		–	90,276		4 Mar 2004	2009
D J Flint	41,643		–		–	41,969	[6]	357	–		4 Mar 1999	2004
	36,663		–		–	–		–	38,211		10 Mar 2000	2005
	59,992		–		–	–		–	62,525		12 Mar 2001	2006
	79,432		–		–	–		–	82,786		8 Mar 2002	2007
	114,438		–		–	–		–	119,270		5 Mar 2003	2008
	–		121,058	[7]	1,040	–		–	125,182		4 Mar 2004	2009
M F Geoghegan	35,975	[11]	–		–	35,974	[6]	306	–		4 Mar 1999	2004
	32,846	[11]	–		–	–		–	33,965		10 Mar 2000	2005
	36,280	[11]	–		–	–		–	37,515		12 Mar 2001	2006
	40,030	[11]	–		–	–		–	41,393		8 Mar 2002	2007
	53,827	[11]	–		–	–		–	55,661		5 Mar 2003	2008
	–		90,794	[7]	780	–		–	93,887		4 Mar 2004	2009
S K Green	41,643		–		–	41,969	[6]	357	–		4 Mar 1999	2004
	40,738		–		–	–		–	42,458		10 Mar 2000	2005
	83,988		–		–	–		–	87,535		12 Mar 2001	2006
	99,290		–		–	–		–	103,482		8 Mar 2002	2007
	114,438		–		–	–		–	119,270		5 Mar 2003	2008
	–		166,455	[7]	1,430	–		–	172,125		4 Mar 2004	2009
A W Jebson	35,693		–		–	35,974	[6]	306	–		4 Mar 1999	2004
	32,589		–		–	–		–	33,965		10 Mar 2000	2005
	71,990		–		–	–		–	75,030		12 Mar 2001	2006
	92,671		–		–	–		–	96,584		8 Mar 2002	2007
	114,438		–		–	–		–	119,270		5 Mar 2003	2008
	–		121,058	[7]	1,040	–		–	125,182		4 Mar 2004	2009

Unless otherwise indicated, vesting of these shares is subject to the performance tests set out in the section headed ‘Arrangements from 1999-2004’ on pages 222 to 223.

Back to Contents

1	Includes additional shares arising from scrip dividends.
2	At the date of vesting, 31 March 2004, the market value per share was £8.09. At the date of award, 15 April 2003, the market value per share was £6.81.
3	Under the terms of this award the shares will vest in three instalments on each of the first three anniversaries of 28 March 2003 so long as Mr Aldinger remains employed on the relevant vesting date, subject to accelerated vesting upon a termination of cause, or by Mr Aldinger for good reason or due to his death or disability. Pursuant to the amendment agreement referred to above the 337,976 shares (having a value of approximately £2,994,000 based on the market price on 24 February 2005) not vested at retirement will vest on Mr Aldinger’s retirement on 29 April 2005.
4	At the date of the award, 10 May 2004, the market value per share was £7.94. The shares acquired by the Trustee of the Plan were purchased at an average price of £8.235.
5	Under the terms of this award the shares will vest in three instalments on each of 31 March 2005, 2006 and 2007 so long as Mr Aldinger remains employed on the relevant vesting date, subject to accelerated vesting upon a termination of cause, or by Mr Aldinger for good reason or due to his death or disability. Pursuant to the amendment agreement referred to above the 254,755 shares (having a value of approximately £2,257,000 based on the market price on 24 February 2005) not vested at retirement will vest on Mr Aldinger’s retirement on 29 April 2005.
6	The performance tests described in the 'Report of the Directors' in the Annual Report and Accounts 1998 and set out in the section headed ‘Arrangements from 1999-2004’ on pages 222 to 223 have been met and the shares have vested. At the date of vesting, 4 March 2004, the market value per share was £8.515. The market value per share (adjusted for the share capital reorganisation implemented on 2 July 1999) at the date of the award, 4 March 1999, was £5.92.
7	At the date of the award, 4 March 2004, the market value per share was £8.515. The shares acquired by the Trustee of the Plan were purchased at an average price of £8.5909.
8	Retired as a Director on 28 May 2004. The awards held at the date of retirement that had passed the performance tests set out in the section headed ‘Arrangements from 1999-2004’ on pages 222 to 223 (the awards made in 2000 and 2001) were released to Mr Dalton on 30 June 2004. At 30 June 2004 the market value per share was £8.20. The market values per share at the dates of the awards, 10 March 2000 and 12 March 2001, were £7.09 and £8.62 respectively.
9	Interests at date of retirement as a Director (28 May 2004).
10	50 per cent of D G Eldon’s discretionary bonus in respect of 2000, 2001 and 2002 respectively was awarded in Restricted Shares with a three-year restricted period.
11	Interests at date of appointment (1 March 2004).

On behalf of the Board
28 February 2005
Sir Mark Moody-Stuart, Chairman of Remuneration Committee

Back to Contents

H S B C   H O L D I N G S   P L C

Statement of Directors’ Responsibilities in Relation to Financial Statements

The following statement, which should be read in conjunction with the Auditors’ statement of their responsibilities set out in their report on pages 235 and 236, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the financial statements.

     The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of HSBC Holdings plc together with its subsidiary undertakings as at the end of the financial year and of the profit or loss for the financial year. They are also required to present additional information for US shareholders. Accordingly, these financial statements are framed to meet both UK and US requirements to give a consistent view to all shareholders. The Directors are required to prepare these financial statements on the going concern basis unless it is not appropriate. Since the Directors are satisfied that HSBC has the resources to continue in business for the foreseeable future, the financial statements continue to be prepared on the going concern basis. The Directors consider that in preparing the financial statements on pages 237 to 356, HSBC Holdings has used appropriate accounting policies, consistently applied, save as disclosed in the ‘Notes on the Financial Statements’, and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

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

On behalf of the Board	28 February 2005

R G Barber, Secretary

Back to Contents

H S B C   H O L D I N G S   P L C

Report of Independent registered public accounting firm to the Board of Directors and shareholders of HSBC Holdings plc

We have audited the accompanying consolidated financial statements of HSBC Holdings plc and its subsidiary undertakings (together ‘HSBC’) on pages 237 to 356 which comprise the consolidated balance sheets as at 31 December 2004 and 2003, and the related consolidated profit and loss accounts, statements of total consolidated recognised gains and losses, reconciliations of movements in consolidated shareholders’ funds and consolidated cash flow statements for each of the years in the three-year period ended 31 December 2004. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HSBC as at 31 December, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2004 in conformity with accounting principles generally accepted in the United Kingdom.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 49 to the consolidated financial statements.

KPMG Audit Plc

London, England

28th February 2005

Back to Contents

H S B C   H O L D I N G S   P L C

This page has been left blank intentionally.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Statements

Consolidated profit and loss account for the year ended 31 December 2004

		2004	2003	2002
	Notes	US$m	US$m	US$m
Interest receivable
– interest receivable and similar income arising from debt securities		7,845	6,947	7,253
– other interest receivable and similar income		42,358	33,021	21,342
Interest payable		(19,179)	(14,370)	(13,135)

Net interest income		31,024	25,598	15,460

Dividend income	3	601	222	278
Fees and commissions receivable		15,877	12,560	9,245
Fees and commissions payable		(2,784)	(2,166)	(1,421)
Dealing profits	4	2,566	2,178	1,313
Other operating income		3,303	2,680	1,720

Operating income	6	50,587	41,072	26,595

Administrative expenses	5,6	(24,183)	(19,685)	(13,764)
Depreciation and amortisation
– tangible fixed assets	24	(1,664)	(1,382)	(1,190)
– intangible assets	23	(28)	(15)	–
– goodwill	23	(1,814)	(1,450)	(854)

Operating profit before provisions		22,898	18,540	10,787

Provisions for bad and doubtful debts	16	(6,357)	(6,093)	(1,321)
Provisions for contingent liabilities and commitments	31	(27)	(44)	(107)
Amounts written off fixed asset investments		–	(106)	(324)

Operating profit		16,514	12,297	9,035

Share of operating profit/(loss) in joint ventures		5	(116)	(28)
Share of operating profit in associates		287	221	135
Gains/(losses) on disposal of
– investments		770	451	532
– tangible fixed assets		32	(37)	(24)

Profit on ordinary activities before tax	6	17,608	12,816	9,650

Tax on profit on ordinary activities	7	(4,507)	(3,120)	(2,534)

Profit on ordinary activities after tax		13,101	9,696	7,116

Minority interests
– equity		(586)	(487)	(505)
– non-equity		(675)	(435)	(372)

Profit attributable to shareholders		11,840	8,774	6,239

Dividends	9	(7,301)	(6,532)	(5,001)

Retained profit for the year		4,539	2,242	1,238

		US$	US$	US$
Basic earnings per ordinary share	10	1.09	0.84	0.67
Diluted earnings per ordinary share	10	1.07	0.83	0.66
Dividends per ordinary share	9	0.66	0.60	0.53

Movements in reserves are set out in Note 35.
The accompanying notes are an integral part of the Consolidated Financial Statements.
All results are from continuing operations.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Statements (continued)

Consolidated balance sheet at 31 December 2004

		2004	2003
	Notes	US$m	US$m
ASSETS

Cash and balances at central banks		9,872	7,661
Items in the course of collection from other banks		6,352	6,628
Treasury bills and other eligible bills	11	30,284	20,391
Hong Kong Government certificates of indebtedness	12	11,878	10,987
Loans and advances to banks	14	142,712	117,173
Loans and advances to customers	15	669,831	528,977
Debt securities	18	240,999	205,722
Equity shares	19	19,319	12,879

Interests in joint ventures: gross assets		110	87
gross liabilities		(98)	(77)

	20	12	10
Interests in associates	21	3,440	1,263
Other participating interests	22	881	690
Goodwill and intangible assets	23	29,382	28,640
Tangible fixed assets	24	18,829	15,748
Other assets	26	73,498	63,128
Prepayments and accrued income		19,489	14,319

Total assets		1,276,778	1,034,216

Back to Contents

		2004	2003
	Notes	US$m	US$m
LIABILITIES

Hong Kong currency notes in circulation	12	11,878	10,987
Deposits by banks	27	83,539	70,426
Customer accounts	28	693,751	573,130
Items in the course of transmission to other banks		5,301	4,383
Debt securities in issue	29	208,593	153,562
Other liabilities	30	123,315	94,669
Accruals and deferred income		16,500	13,760
Provisions for liabilities and charges	31
– deferred taxation		2,066	1,670
– other provisions		5,532	5,078
Subordinated liabilities	32
– undated loan capital		3,686	3,617
– dated loan capital		22,800	17,580
Minority interests
– equity		2,476	2,162
– non-equity	33	10,718	8,719

Called up share capital	34	5,587	5,481
Share premium account	35	4,881	4,406
Other reserves	35	21,457	21,543
Revaluation reserves	35	2,660	1,615
Profit and loss account	35	52,038	41,428

Shareholders’ funds		86,623	74,473

Total liabilities		1,276,778	1,034,216

MEMORANDUM ITEMS

Contingent liabilities	38
– acceptances and endorsements		7,214	5,412
– guarantees and assets pledged as collateral security		64,921	54,439
– other contingent liabilities		57	29

		72,192	59,880

Commitments	38	567,696	428,764

Sir John Bond, Group Chairman

The accompanying notes are an integral part of the Consolidated Financial Statements.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Statements (continued)

HSBC Holdings balance sheet at 31 December 2004

		2004	2003
	Notes	US$m	US$m
FIXED ASSETS

Tangible assets	24	2	2
Investments	25
– shares in HSBC undertakings		94,885	79,326
– loans to HSBC undertakings		4,712	3,788
– debt securities of HSBC undertakings		1,885	1,175
– other investments other than loans		581	537

		102,065	84,828

CURRENT ASSETS

Debtors
– money market deposits with HSBC undertakings		7,036	6,995
– other amounts owed by HSBC undertakings		5,131	2,526
– amounts owed by HSBC undertakings (falling due after more than 1 year)		1,680	2,412
– other debtors		100	95

		13,947	12,028
Cash at bank and in hand
– balances with HSBC undertakings		246	901

		14,193	12,929

CREDITORS: amounts falling due within 1 year

Amounts owed to HSBC undertakings		(858)	(700)
Other creditors		(191)	(261)
Dividends declared	9	(4,205)	(3,936)

		(5,254)	(4,897)

NET CURRENT ASSETS		8,939	8,032

TOTAL ASSETS LESS CURRENT LIABILITIES		111,004	92,860

CREDITORS: amounts falling due after more than 1 year

Subordinated liabilities	32
– owed to third parties		(9,669)	(5,970)
– owed to HSBC undertakings		(8,143)	(6,845)
Amounts owed to HSBC undertakings		(6,494)	(5,479)

PROVISIONS FOR LIABILITIES AND CHARGES

Deferred taxation	31	(75)	(93)

NET ASSETS		86,623	74,473

CAPITAL AND RESERVES

Called up share capital	34	5,587	5,481
Share premium account	35	4,881	4,406
Revaluation reserve	35	68,963	57,041
Reserve in respect of obligations under subsidiary share options	35	399	485
Profit and loss account	35	6,793	7,060

		86,623	74,473

Sir John Bond, Group Chairman

The accompanying notes are an integral part of the Consolidated Financial Statements.

Back to Contents

Statement of total consolidated recognised gains and losses for the year ended 31 December 2004

	2004	2003	2002
	US$m	US$m	US$m

Profit for the financial year attributable to shareholders	11,840	8,774	6,239
Unrealised surplus/(deficit) on revaluation of investment properties:
Subsidiaries	52	(28)	(22)
Associates	12	(10)	(1)
Unrealised surplus/(deficit) on revaluation of land and buildings (excluding investment properties):
Subsidiaries	1,093	(292)	(297)
Exchange and other movements	3,404	5,318	3,781

Total recognised gains and losses for the year	16,401	13,762	9,700

Reconciliation of movements in consolidated shareholders’ funds for the year ended 31 December 2004

	2004	2003	2002
	US$m	US$m	US$m

Profit for the period attributable to shareholders	11,840	8,774	6,239
Dividends	(7,301)	(6,532)	(5,001)

	4,539	2,242	1,238
Other recognised gains and losses relating to the year	4,561	4,988	3,461
New share capital subscribed, net of costs	581	862	337

Purchases of own shares to meet share awards and share option awards	(345)	(301)	(5)
Own shares released on vesting of share awards and exercise of options	159	162	45
Amortisation of shares in restricted share plan	36	19	19
Net purchases and sales of own shares for market making purposes[1]	98	(138)	–
Total net change in shareholders’ funds arising from own shares adjustments	(52)	(258)	59
Reserve in respect of obligations under CCF share options	(81)	(41)	(41)
Net reserve in respect of obligations under the Bank of Bermuda share options	15	–	–
New share capital issued in connection with the acquisition of HSBC Finance Corporation	–	13,405	–
Reserve in respect of obligations under HSBC Finance Corporation share options	(19)	84	–
Reserve in respect of the equity component of HSBC Finance Corporation 8.875 per cent Adjustable Conversion-Rate Equity Security Units	(1)	3	–
Amounts arising on shares issued in lieu of dividends	2,607	1,423	1,023

Net addition to shareholders’ funds	12,150	22,708	6,077
Shareholders’ funds at 1 January	74,473	51,765	45,688

Shareholders’ funds at 31 December	86,623	74,473	51,765

No note of historical cost profits and losses has been presented as there is no material difference between HSBC’s results as disclosed in the consolidated profit and loss account and the results on an unmodified historical cost basis.

The accompanying notes are an integral part of the Consolidated Financial Statements.

1	The net purchases and sales for market making purposes relate to long positions. Short positions arising in market making activities are included within ‘Other liabilities’. In 2004, total purchases and sales for market making purposes (including those related to short positions) each amounted to about US$5.9 billion.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Statements (continued)

Consolidated cash flow statement for the year ended 31 December 2004

		2004	2003	2002
	Notes	US$m	US$m	US$m

Net cash inflow from operating activities	40	37,209	22,675	16,426

Dividends received from associated undertakings		127	108	114

Returns on investments and servicing of finance
Interest paid on finance leases and similar hire purchase contracts		(45)	(37)	(29)
Interest paid on subordinated loan capital		(915)	(882)	(870)
Dividends paid to minority interests
– equity		(664)	(514)	(480)
– non-equity		(548)	(392)	(357)

Net cash outflow from returns on investments and servicing of finance		(2,172)	(1,825)	(1,736)

Taxation paid		(3,797)	(2,631)	(1,371)

Capital expenditure and financial investments
Purchase of investment securities		(330,917)	(218,196)	(130,166)
Proceeds from sale and maturities of investment securities		315,437	206,099	122,495
Purchase of tangible fixed assets		(2,830)	(1,981)	(1,723)
Proceeds from sale of tangible fixed assets		371	346	328
Purchase of intangible assets		(108)	(87)	–

Net cash outflow from capital expenditure and financial investments		(18,047)	(13,819)	(9,066)

Acquisitions and disposals
Net cash (outflow)/inflow from acquisition of and increase in stake in subsidiary undertakings	25	(2,431)	(2,137)	264
Net cash inflow from disposal of subsidiary undertakings		27	556	–
Purchase of interests in associated undertakings and other participating interests		(2,301)	(47)	(649)
Proceeds from disposal of associated undertakings and other participating interests		204	3	341

Net cash outflow from acquisitions and disposals		(4,501)	(1,625)	(44)

Equity dividends paid		(4,425)	(4,242)	(3,609)

Net cash inflow/(outflow) before financing		4,394	(1,359)	714

Financing
Issue of ordinary share capital		581	845	337
Net purchases and sales of own shares for market making purposes		98	(138)	–
Purchases of own shares to meet share awards and share option awards		(345)	(301)	(5)
Own shares released on vesting of share awards and exercise of options		159	181	64
Increase of non equity minority interests		1,480	4,104	–
Decrease of non equity minority interests		–	(206)	(50)
Subordinated loan capital issued		6,021	2,358	4,105
Subordinated loan capital repaid		(1,740)	(1,464)	(1,923)

Net cash inflow from financing	41	6,254	5,379	2,528

Increase in cash	42	10,648	4,020	3,242

The accompanying notes are an integral part of the Consolidated Financial Statements.

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

The accounts have been prepared in accordance with the Statements of Recommended Accounting Practice (‘SORPs’) issued by the British Bankers’ Association (‘BBA’) and Irish Bankers’ Federation and with the SORP ‘Accounting issues in the asset finance and leasing industry’ issued by the Finance & Leasing Association.

The SORP issued by the Association of British Insurers ‘Accounting for insurance business’ contains recommendations on accounting for insurance business for insurance companies and insurance groups. HSBC is primarily a banking group, rather than an insurance group, and, consistent with previously established practice for such groups preparing consolidated financial statements complying with Schedule 9 to the Act, places a value on its long-term assurance businesses using a valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds.

	(b)	The preparation of financial information requires the use of estimates and assumptions about future conditions. In this connection, management believes that the critical accounting policies where management judgement is necessarily applied are those in relation to provisions for bad and doubtful debts, goodwill impairment, and the valuation of securities and derivatives. Application of these policies and the key estimates and assumptions used are described in the Financial Review section on pages 118 to 121 under the heading ‘Critical Accounting Policies’.

	(c)	The consolidated financial statements of HSBC comprise the financial statements of HSBC Holdings and its subsidiary undertakings. Financial statements of subsidiary undertakings are made up to 31 December, with the exception of the banking and insurance subsidiaries of HSBC Bank Argentina, whose financial statements are made up to 30 June annually to comply with local regulations. Accordingly HSBC uses interim financial statements for its principal banking and insurance subsidiaries in Argentina, drawn up to 31 December annually, and these interim financial statements are audited.

The consolidated financial statements include the attributable share of the results and reserves of joint ventures and associates, based on financial statements made up to dates not earlier than six months prior to 31 December.

All significant intra-HSBC transactions are eliminated on consolidation.

	(d)	HSBC’s financial statements are prepared in accordance with UK generally accepted accounting principles (‘UK GAAP’), which differs in certain respects from Hong Kong and US generally accepted accounting principles (‘Hong Kong GAAP’ and ‘US GAAP’). A discussion of the significant differences between UK GAAP and Hong Kong GAAP is contained in note 48. A discussion of the significant differences between UK GAAP and US GAAP and a reconciliation to US GAAP of certain amounts is contained in Note 49. The Notes on the Financial Statements, taken together with the Financial Review, include the aggregate of all disclosures necessary to satisfy both UK and US reporting requirements.

2	Principal accounting policies

	(a)	Income recognition

Interest income is recognised in the profit and loss account as it accrues, except in the case of doubtful debts (Note 2 (c) below).

Fee and commission income is accounted for in the period when receivable, except where it is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, it is recognised on an appropriate basis over the relevant period.

Back to Contents

H S B C   H O L D I N G   S P L C

Notes on the Financial Statements (continued)

(b)	Interest on debt issuance

Premiums and discounts on the issue of debt and fair value adjustments to debt arising on acquisitions are amortised to interest payable so as to give a consistent rate over the life of the debt. Where debt is callable, either by HSBC or the holder, the premium or discount is amortised over the period to the earliest call date.

(c)	Loans and advances and doubtful debts

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

Individually assessed accounts

Specific provisions on individually assessed accounts are determined by an evaluation of the exposures on a case-by-case basis. This procedure is applied to all accounts that do not qualify for, or are not subject to, a portfolio based approach. In determining such provisions on individually assessed accounts, the following factors are considered:

	–	the Group’s aggregate exposure to the customer (including contingent liabilities);

	–	the viability of the customer’s business model and the capability to trade successfully out of financial difficulties and generate sufficient cash flow to service their debt obligations;

	–	the likely dividend available on liquidation or bankruptcy;

	–	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Group and the likelihood of other creditors continuing to support the company;

	–	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

	–	the amount and timing of expected receipts and recoveries;

	–	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

	–	the deduction of any costs involved in recovery of amounts outstanding;

	–	the ability of the borrower to obtain and make payments in the relevant foreign currency if loans are not in local currency; and

Back to Contents

–	where available, the secondary market price for the debt.

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

Provisions are applied to all qualifying exposures within these countries unless these exposures:

–	are performing, trade related and of less than one year’s maturity;

–	are mitigated by acceptable security cover which is, other than in exceptional cases, held outside the country concerned; or

–	are represented by securities held for trading purposes for which a liquid and active market exists, and which are marked to market daily.

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

Within portfolios of low value, high volume, homogeneous loans, interest will normally be suspended on facilities 90 days or more overdue. In certain operating subsidiaries, interest income on credit cards may continue to be included in earnings after the account is 90 days overdue, provided that a suitable provision is raised against the portion of accrued interest which is considered to be irrecoverable.

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

In certain subsidiaries, principally those in the UK and Hong Kong, provided that there is a realistic prospect of interest being paid at some future date, interest on non-performing loans is charged to the customer’s account. However, the interest is not credited to the profit and loss account but to an interest suspense account in the

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

balance sheet, which is netted against the relevant loan.

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

(d)	Treasury bills, debt securities and equity shares

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

(e)	Subsidiary undertakings, joint ventures, associates and other participating interests

(i) HSBC Holdings’ investments in subsidiary undertakings are stated at net asset values, including attributable goodwill, adjusted for shares held by subsidiaries in HSBC Holdings. Changes in the value of subsidiary undertakings are accounted for as movements in the revaluation reserve.

(ii) Interests in joint ventures are stated at HSBC’s share of gross assets, including attributable goodwill, less HSBC’s share of gross liabilities.

Back to Contents

	(iii)	Interests in associates are stated at HSBC’s share of net assets, including attributable goodwill.

	(iv)	Other participating interests are investments in the shares of undertakings which are held on a long-term basis for the purpose of securing a contribution to HSBC’s business, other than subsidiary undertakings, joint ventures or associates. Other participating interests are stated at cost less any permanent diminution in value.

(f)	Goodwill and intangible assets

	(i)	Goodwill arises on the acquisition of subsidiary undertakings, joint ventures or associates when the cost of acquisition exceeds the fair value of HSBC’s share of separable net assets acquired. Negative goodwill arises on the acquisition of subsidiary undertakings, joint ventures and associates when the fair value of HSBC’s share of separable net assets acquired exceeds the cost of acquisition. For acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet in ‘Goodwill and intangible assets’ in respect of subsidiary undertakings, in ‘Interests in joint ventures’ in respect of joint ventures and in ‘Interests in associates’ in respect of associates. Capitalised goodwill is amortised over its estimated life on a straight-line basis. Capitalised goodwill is tested for impairment when necessary by comparing the present value of the expected future cash flows from an entity with the carrying value of its net assets, including attributable goodwill. Negative goodwill is credited to the profit and loss account in the periods expected to be benefited. For acquisitions prior to 1 January 1998, goodwill was charged against reserves in the year of acquisition.

At the date of disposal of subsidiary undertakings, joint ventures or associates, any unamortised goodwill or goodwill previously charged directly to reserves is included in HSBC’s share of net assets of the undertaking in the calculation of the gain or loss on disposal of the undertaking.

	(ii)	Intangible assets represent contracts with retailers and other organisations to originate and promote HSBC products such as credit cards, store cards and retail loans. They are stated at their cost less amortisation to write off the assets over the contract lives. Intangible assets are subject to impairment review if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable.

(g)	Tangible fixed assets

	(i)	Land and buildings are stated at valuation or cost less depreciation calculated to write off the assets over their estimated useful lives as follows:

		–	freehold land and land held on leases with more than 50 years to expiry are not depreciated;

		–	land held on leases with 50 years or less to expiry is depreciated over the unexpired terms of the leases; and

		–	buildings and improvements thereto are depreciated on cost or valuation at the greater of 2 per cent per annum on the straight-line basis or over the unexpired terms of the leases or over the remaining useful lives.

	(ii)	Equipment, fixtures and fittings are stated at cost less depreciation calculated on the straight-line basis to write off the assets over their estimated useful lives, which are generally between 5 years and 20 years.

	(iii)	HSBC holds certain properties as investments. No depreciation is provided in respect of such properties other than leaseholds with 20 years or less to expiry. Investment properties are included in the balance sheet at their open market value and the aggregate surplus or deficit, where material, is transferred to the investment property revaluation reserve.

(h)	Finance and operating leases

	(i)	Assets leased to customers under agreements which transfer substantially all the risks and rewards associated with ownership, other than legal title, are classified as finance leases. Where HSBC is a lessor under finance leases the amounts due under the leases, after deduction of unearned charges, are included in ‘Loans and advances to banks’ or ‘Loans and advances to customers’. Finance charges receivable are recognised over the periods of the leases so as to give a constant rate of return on the net cash investment in the leases, taking into account tax payments and receipts associated with the leases.

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

(i)	Deferred taxation

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

(j)	Pension and other post-retirement benefits

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

(k)	Foreign currencies

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

(iii) Other exchange differences are recognised in the profit and loss account.

(l)	Off-balance-sheet financial instruments

Off-balance-sheet financial instruments comprise futures, forward, swap and option transactions undertaken by HSBC in the foreign exchange, interest rate, equity, credit derivative, and commodity markets. Netting is applied where a legal right of set-off exists.

Accounting for these instruments is dependent upon whether the transactions are undertaken for trading or non-trading purposes.

Back to Contents

Trading transactions

Trading transactions include transactions undertaken for market-making, to service customers’ needs and for proprietary purposes, as well as any related hedges.

Transactions undertaken for trading purposes are marked-to-market and the net present value of any gain or loss arising is recognised in the profit and loss account as ‘Dealing profits’, after appropriate deferrals for unearned credit margin and future servicing costs. Off-balance sheet trading transactions are valued by reference to an independent liquid price where this is available. For those transactions where there are no readily quoted prices, which predominantly relates to over the counter transactions, market values are determined by reference to independently sourced rates, using valuation models. If market observable data are not available, the initial increase in fair value indicated by the valuation model, but based on unobservable inputs, is not recognised immediately in the profit and loss account. This amount is held back and recognised over the life of the transaction where appropriate, or released to the profit and loss account when the inputs become observable, or, when the transaction matures or is closed out. Adjustments are made for illiquid positions where appropriate.

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

(m)	Long-term assurance business

The value placed on HSBC’s interest in long-term assurance business includes a valuation of the discounted future earnings expected to emerge from business currently in force, using appropriate assumptions in assessing factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds. These are determined annually, in consultation with external actuaries, and included in ‘Other assets’.

Changes in the value placed on HSBC’s interest in long-term assurance business are calculated on a post-tax basis and reported gross in the profit and loss account as part of ‘Other operating income’ after adjusting for taxation.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Long-term assurance assets excluding own shares held (see note 26) and liabilities attributable to policyholders are recognised in HSBC’s accounts in ‘Other assets’ and ‘Other liabilities’.

(n)	Share awards

No costs are recognised for options granted under share option schemes at market price at the date of grant or, for save-as-you-earn schemes, at the approved discount to such market price.

Shares awarded to employees in respect of annual bonuses are charged to the profit and loss account in the relevant performance year. Shares awarded to employees in respect of joining incentives are charged to the profit and loss account over any minimum contract period.

The intrinsic value of shares conditionally awarded under restricted share award schemes is charged to compensation cost over the period in respect of which performance conditions apply. The compensation cost is adjusted in line with any adjustment to the awards due to lapses or application of the performance conditions.

3	Dividend income

		2004	2003	2002
		US$m	US$m	US$m

	Income from equity shares	588	213	274
	Income from participating interests other than joint ventures
	and associates	13	9	4

		601	222	278

4	Analysis of income from dealing in financial instruments

		2004			2003			2002

			Dividend			Dividend			Dividend
			and net			and net			and net
		Dealing	interest		Dealing	interest		Dealing	interest
		profits	income	Total	profits	income	Total	profits	income	Total
		US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

	Foreign exchange	1,806	34	1,840	1,239	31	1,270	1,167	43	1,210
	Interest rate derivatives	727	(95)	632	330	16	346	47	(7)	40
	Debt securities	49	305	354	251	460	711	75	259	334
	Equities and other trading	(16)	375	359	358	198	556	24	186	210

		2,566	619	3,185	2,178	705	2,883	1,313	481	1,794

5	Administrative expenses

	(a)			2004	2003	2002
				US$m	US$m	US$m
		Staff costs
		–	wages and salaries	12,606	10,434	7,367
		–	social security costs	970	809	630
		–	retirement benefits (Note 5(b) below)	916	868	612

				14,492	12,111	8,609
		Premises and equipment (excluding depreciation)		2,726	2,331	1,824
		Other administrative expenses		6,965	5,243	3,331

				24,183	19,685	13,764

Back to Contents

The average number of persons employed by HSBC during the year was made up as follows:

	2004	2003	2002

Europe	80,930	80,541	76,924
Hong Kong	25,070	23,871	24,452
Rest of Asia-Pacific	37,211	30,247	27,584
North America	70,041	58,964	22,262
South America	31,475	25,663	26,253

	244,727	219,286	177,475

(b)	Retirement benefits

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

HSBC operates some 168 pension schemes throughout the world, covering 85 per cent of HSBC’s employees, with a total pension cost of US$810 million (2003: US$814 million, 2002: US$558 million), of which US$389 million (2003: US$443 million, 2002: US$316 million) relates to overseas schemes. Of the overseas schemes, US$119 million (2003: US$146 million, 2002: US$43 million) has been determined in accordance with best practice and regulations in the United States and Canada.

Progressively HSBC has been moving to defined contribution schemes for all new employees.

The majority of the extant schemes are funded defined benefit schemes, which cover 50 per cent of HSBC’s employees, with assets, in the case of most of the larger schemes, held in trust or similar funds separate from HSBC. The pension cost relating to these schemes was US$620 million (2003; US$649 million, 2002: US$406 million) which is assessed in accordance with the advice of qualified actuaries. The schemes are reviewed at least on a triennial basis or in accordance with local practice and regulations. The actuarial assumptions used to calculate the projected benefit obligations of HSBC’s pension schemes vary according to the economic conditions of the countries in which they are situated.

Included in the above figures is the pension cost relating to the HSBC Bank (UK) Pension Scheme. This comprises:

2004
US$m

Regular cost	223
Amortisation of deficit	86

Total cost for the year	309

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

In Hong Kong, the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme covers employees of The Hongkong and Shanghai Banking Corporation and certain other employees of HSBC. The scheme comprises a funded defined benefit scheme (which is a lump sum scheme) and a defined contribution scheme. The latter was established on 1 January 1999 for new employees. The latest valuation of the defined benefit scheme was made at 31 December 2004 and was performed by E Chiu, Fellow of the Society of Actuaries of the United States of America, of HSBC Life (International) Limited, a subsidiary of HSBC Holdings. At that date, the market value of the defined benefit scheme’s assets was US$942 million. On an ongoing basis, the actuarial value of the scheme’s assets represented 115 per cent of the benefits accrued to members, after allowing for expected future increases in salaries, and the resulting surplus amounted to US$121 million. On a wind-up basis, the actuarial value of the scheme’s assets represents 128 per cent of the members’ vested benefits, based on current salaries, and the resulting surplus amounted to US$206 million. The actuarial method used was the projected unit credit method and the main assumptions used in this valuation were a discount rate of 4.0 per cent per annum and long-term salary increases of 3.0 per cent per annum (with short-term deviation from 2005 to 2008). HSBC has decided to continue ongoing contributions to the scheme at the rate of 14.4 per cent of pensionable salaries until completion of the next valuation, due as at 31 December 2005.

In the United States, the HSBC Bank USA Pension Plan (the ‘US principal scheme’) covers employees of HSBC Bank USA and certain other employees of HSBC. The latest valuation of the US principal scheme was made at 1 January 2004 by R G Gendron and K G Leister, Fellows of the Society of Actuaries, of Hewitt Associates LLC. At that date, the market value of the scheme’s assets was US$1,222 million. The actuarial value of the assets represented 122 per cent of the benefits accrued to members, after allowing for expected future increases in earnings, and the resulting surplus amounted to US$191 million. The method employed for this valuation was the projected unit credit method and the main assumptions used were a discount rate of 8.0 per cent per annum and average salary increases of 5.0 per cent per annum. HSBC has decided not to pay contributions to the scheme until completion of the next valuation, due as at 31 December 2005.

Also in the United States, the HSBC Finance Corporation Retirement Income Plan, which covers employees of the HSBC Finance Corporation and certain other employees of HSBC, comprises a funded defined benefit scheme (the ‘HSBC Finance Corporation principal scheme’) which is closed and a cash balance plan which was established on 1 January 2000. HSBC has decided not to pay contributions to the scheme until completion of the next valuation, due as at 31 December 2005.

The last reported actuarial valuation was made as at 1 July 2004. At that date, the market value of the HSBC Finance Corporation principal scheme’s assets was US$956 million, representing 129 per cent of the benefits accrued to members, after allowing for future increases in earnings. The resulting surplus amounted to US$213 million. The method employed for this valuation was the projected unit credit method and the main assumptions used were a discount rate of 8.0 per cent per annum and average salary increases of 3.75 per cent per annum.

Effective close of business on 31 December 2004, the HSBC Bank USA Pension Plan and the HSBC Finance Corporation Retirement Income Plan merged, to form the HSBC North America (U.S.) Retirement Income Plan, with all new employees participating in the cash balance plan.

The HSBC Bank (UK) Pension Scheme, The HSBC Group Hong Kong Local Staff Retirement Benefits Scheme, the HSBC Bank USA Pension Plan and the HSBC Finance Corporation Retirement Income Plan cover 40 per cent (2003: 41 per cent, 2002: 37 per cent) of HSBC’s employees.

The pension cost for defined contribution schemes, which cover 34 per cent (2003: 34 per cent, 2002: 38 per cent) of HSBC’s employees, was US$190 million (2003: US$165 million, 2002: US$152 million).

Back to Contents

(ii)	FRS 17 Retirement Benefits

At 31 December 2004 the assumptions used to calculate scheme liabilities for HSBC’s main defined benefit pension schemes under FRS 17 are:

			Rate of increase
			for pensions in
			payment and
	Discount	Inflation	deferred	Rate of pay
	rate	assumption	pension	increase
	%	%	%	%

United Kingdom	5.3	2.7	2.7	3.2
Hong Kong	4.0	n/a	n/a	5.0
United States	6.0	2.5	n/a	3.75
Jersey	5.3	2.7	2.7	4.45
Mexico	10.75	5.0	5.0	6.50
Brazil	11.75	5.0	5.0	5.0
France	4.5	2.0	2.0	3.5
Other	3.25-6.0	1.5-2.5	0-1.5	2.25-3.0

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

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

The assets in the defined benefit schemes and the expected rates of returns are:

	At 31 December 2004

	HSBC Bank (UK) Pension		Other schemes
	Scheme

	Expected rate		Expected rate
	of return	Value	of return	Value
	%	US$m	%	US$m

Equities	8.1	8,728	9.5	2,639
Bonds	4.7	4,108	5.5	2,037
Property	6.5	1,536	6.5	68
Other	3.6	750	4.5	1,058

Total market value of assets		15,122		5,802
Present value of scheme liabilities		(19,501)		(6,362)

Deficit in the schemes		(4,379)		(560)[1]
Related deferred tax asset		1,314		128

Net pension liability		(3,065)		(432)

Net amounts provided in the balance sheet
for unfunded schemes				433

Net pension asset				1

1		Of the deficit in other schemes, US$887 million related to schemes in deficit and US$327 million related to schemes in surplus. Of the schemes in deficit, US$622 million related to unfunded pension schemes in respect of which a provision, net of deferred tax, of US$433 million has been made. In relation to main schemes, there was a surplus of US$121 million in the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme, a surplus of US$131 million in the HSBC Bank USA Pension Plan, and a deficit of US$19 million in the HSBC Finance Corporation Retirement Income Plan.

	At 31 December 2003

	HSBC Bank (UK) Pension Scheme		Other schemes

	Expected rate	Value	Expected rate	Value
	of return		of return
	%	US$m	%	US$m

Equities	8.5	7,232	9.3	2,740
Bonds	5.0	3,544	5.6	2,124
Property	7.0	1,167	7.0	26
Other	4.0	917	3.1	372

Total market value of assets		12,860		5,262
Present value of scheme liabilities		(16,232)		(5,514)

Deficit in the schemes		(3,372)		(252)[1]
Related deferred tax asset		1,012		45

Net pension liability		(2,360)		(207)

Net amounts provided in the balance sheet for
unfunded schemes				388

Net pension asset				181

1	Of the deficit in other schemes, US$679 million relates to schemes in deficit and US$427 million relates to schemes in surplus. Of the schemes in deficit, US$514 million relates to unfunded pension schemes in respect of which a provision, net of deferred tax, of US$388 million has been made. In relation to main schemes, there is a surplus of US$156 million in the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme, a surplus of US$112 million in the HSBC Bank USA Pension Plan, and a surplus of US$71 million in the HSBC Finance Corporation Retirement Income Plan.

The net pension liability would have a consequent effect on reserves if recognised.

The defined benefit section of the HSBC Bank (UK) Pension Scheme, the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme and the HSBC Finance Corporation Retirement Income Plan are closed to new entrants. For these schemes the current service cost will increase under the projected unit credit method as the members of the scheme approach retirement.

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

The following amounts would be reflected in the profit and loss account and statement of total consolidated recognised gains and losses, if FRS 17 were implemented in full.

	Year ended 31 December

	2004		2003

	HSBC		HSBC
	Bank (UK)		Bank (UK)
	Pension	Other	Pension	Other
	Scheme	schemes	Scheme	schemes
	US$	US$	US$	US$

Amount that would be charged to operating
profit
Current service cost	377	253	277	215
Past service cost	–	16	–	28
(Gains) on any settlements or curtailments	–	(9)	–	–

Total operating charge	377	260	277	243

Amount that would be credited to other
finance income
Expected return on pension scheme assets	927	381	728	304
Interest on pension scheme liabilities	(901)	(324)	(675)	(277)

Net return	26	57	53	27

Amount that would be recognised in the
statement of total consolidated recognised
gains and losses
Actual return less expected return on pension
scheme assets	498	68	987	442
Experience gains and losses arising on the
scheme liabilities	198 [1]	(37)	(195)	19
Changes in assumptions underlying the
present value of the scheme liabilities	(1,323)	(293)	(1,978)	(184)

Actuarial (loss)/gain	(627)	(262)	(1,186)	277

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	Year ended 31 December

	2004		2003

	HSBC		HSBC
	Bank (UK)		Bank (UK)
	Pension	Other	Pension	Other
	Scheme	schemes	Scheme	schemes
	US$m	US$m	US$m	US$m
Movement in deficit in the pension schemes
during the year
Deficit in the pension schemes at 1 January	(3,372)	(252)	(2,826)	(719)
Movement in the year:
Total operating charge	(377)	(260)	(277)	(243)
Contributions	289	224	1,189	548
Other finance income	26	57	53	27
Actuarial (loss)/gain	(627)	(262)	(1,186)	277
Acquisition of subsidiary undertaking	–	(12)	–	(106)
Exchange and other movements	(318)	(55)	(325)	(36)

Deficit in the pension schemes at 31 December	(4,379)	(560)	(3,372)	(252)

1	Includes US$193 million increase in pension liability relating to termination benefits attributable to members of the HSBC Bank (UK) Pension Scheme. If FRS 17 were implemented this amount would be recognised in the profit and loss account, but not as part of pension costs. A further amount of US$63 million attributable to members scheduled to cease employment in 2005 is not included in the liability for this scheme as at 31 December 2004.

		Year ended 31 December

		2004				2003			2002

		HSBC				HSBC			HSBC
		Bank (UK)				Bank (UK)			Bank (UK)
		Pension		Other		Pension		Other	Pension		Other
		Scheme		schemes		Scheme		schemes	Scheme		schemes
		US$m		US$m		US$m		US$m	US$m		US$m
History of experience gains and
	losses
Difference between expected and
	actual return on scheme assets:
–	amount	498		68		987		442	(1,825)		(510)
–	percentage of scheme assets	3%		1%		8%		8%	(20%	)	(15%	)
Experience gains and losses arising
	on scheme liabilities:
–	amount	198		(37)		(195)		19	(18)		95
–	percentage of the present value
	of the scheme liabilities	1%		(1%	)	(1%	)	0.4%	(0.1%	)	2%
Total amount recognised in the
	statement of total consolidated
	gains and losses:
–	amount	(627)		(262)		(1,186)		277	(1,441)		(356)
–	percentage of the present value
	of the scheme liabilities	(3%	)	(4%	)	(7%	)	5%	(12%	)	(9%	)

Most of the employees of HSBC Holdings are members of the HSBC Bank (UK) Pension Scheme. HSBC Holdings is unable to identify the share of the underlying assets and liabilities of this scheme which are attributable to its employees and is therefore accounting for the scheme as if it were a defined contribution scheme.

(iii)	Post-retirement healthcare benefits

HSBC also provides post-retirement healthcare benefits under schemes, mainly in the United Kingdom and also in the United States, Canada, Mexico, France and Brazil. The charge relating to these schemes is US$106 million for the year (2003: US$54 million, 2002: US$54 million). The schemes are unfunded, except for the scheme in Mexico which had assets of US$79 million at 31 December 2004 (2003: US$68 million; 2002: US$13 million) comprising US$61 million in equities (2003: nil; 2002: US$2 million), US$18 million in bonds (2003: US$52 million; 2002: US$6 million) and US$nil in cash (2003: US$16 million; 2002: US$5 million). The latest full actuarial valuations of the liability were carried

Back to Contents

out at dates between 31 December 1999 and 31 December 2004 by independent qualified actuaries and have been updated to 31 December 2004 as necessary. These latest actuarial reviews (in accordance with FRS 17) estimated the present value of the accumulated post-retirement benefit obligation at US$1,013 million (2003: US$850 million, 2002: US$491 million), of which US$726 million (2003: US$656 million, 2002: US$366 million) has been provided and US$79 million (2003: US$68 million; 2002: US$13 million) is held in assets in the funded scheme in Mexico. Of the year-end obligation, US$36 million arose on the acquisition of Bank of Bermuda. The actuarial assumptions used to estimate this obligation vary according to the claims experience and economic conditions of the countries in which the schemes are situated. For the UK schemes, the main financial assumptions used at 31 December 2004 were price inflation of 2.7 per cent per annum (2003: 2.5 per cent, 2002: 2.5 per cent), health-care claims cost escalation of 7.7 per cent per annum (2003: 7.5 per cent, 2002: 7.5 per cent) and a discount rate of 5.3 per cent per annum (2003: 5.3 per cent, 2002: 5.6 per cent). For the US schemes, the main financial assumptions used at 31 December 2004 were price inflation of 2.5 per cent per annum (2003: 2.5 per cent, 2002: 2.5 per cent), health-care claims cost escalation of 9 per cent per annum (2003: 12.9 per cent, 2002: 7 per cent) and a discount rate of 6 per cent (2003: 6.25 per cent, 2002: 6.75 per cent).

Under FRS 17, the deferred tax asset related to the unprovided liability of US$208 million (2003: US$126 million, 2002: US$112 million) would be US$75 million (2003: US$46 million, 2002: US$38 million). The movement in the FRS 17 liability is as follows:

	Year ended 31 December

	2004	2003
	US$m	US$m

Deficit at 1 January	(782)	(478)
Current service cost	(18)	(11)
Contributions	52	81
Interest cost on liabilities	(61)	(49)
Expected return on scheme assets	6	1
Experience gains and losses arising on liabilities	3	32
Change in assumptions underlying the present value of scheme liabilities	(58)	(67)
Actual return less expected return on scheme assets	(4)	(3)
Acquisition of subsidiary undertaking	(36)	(251)
Exchange and other movements	(36)	(37)

Deficit at 31 December	(934)	(782)
Amounts provided in the balance sheet for unfunded liabilities	726	656

Unprovided liability at 31 December	(208)	(126)
Related deferred tax asset	75	46

Net unprovided liability at 31 December	(133)	(80)

(c)	Directors’ emoluments

The aggregate emoluments of the Directors of HSBC Holdings, computed in accordance with Part I of Schedule 6 of the Act were:

	2004	2003	2002
	US$000	US$000	US$000

Fees	2,713	1,525	1,338
Salaries and other emoluments	9,721	8,712	7,605
Bonuses	17,288	9,856	5,636

	29,722	20,093	14,579

Gains on the exercise of share options	14,078	17,602	514

Vesting of Restricted Share Plan awards	9,598	1,728	–

In addition, there were payments under retirement benefit agreements with former Directors of US$906,000 (2003: US$557,000). The provision as at 31 December 2004 in respect of unfunded pension obligations to former Directors amounted to US$17,016,000 (2003: US$7,273,000).

During the year, aggregate contributions to pension schemes in respect of Directors were US$4,423,122 (2003: US$3,337,433), including US$2,198,072 (2003: US$2,042,469) arising from a Director’s waiver of bonus.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Discretionary bonuses for Directors are based on a combination of individual and corporate performance and are determined by the Remuneration Committee. The cost of the conditional awards under the Restricted Share Plan is recognised through an annual charge based on the original cost and the likely level of vesting of shares, apportioned over the period of service to which the award relates.

Details of Directors’ remuneration, share options and conditional awards under the Restricted Share Plan are included in the ‘Directors’ Remuneration Report’ on pages 216 to 233.

(d)	Auditors’ remuneration

Auditors’ remuneration in relation to statutory audit amounted to US$41.7 million (2003: US$31.7 million, 2002: US$24.8 million). The following remuneration was paid by HSBC companies to HSBC’s principal auditor, KPMG Audit Plc and its affiliated firms (‘KPMG’):

	2004	2003	2002
	US$m	US$m	US$m
Audit services
– Statutory audit	39.6	30.2	23.5
– Audit-related regulatory reporting	9.3	6.1	5.6

Total audit services	48.9	36.3	29.1

Further assurance services	7.0	6.8	1.3
Tax services	6.2	3.3	3.3
Other services
– Financial information technology	–	–	0.1
– Other services	3.4	2.5	3.5

Total other services	3.4	2.5	3.6

Total fees paid to KPMG	65.5	48.9	37.3

Of fees paid to auditors for non-audit work, US$0.4 million were capitalised (2003: US$2.1 million, 2002: US$0.4 million).

Included in ‘Further assurance services’ above are fees paid to KPMG in respect of work relating to the implementation of Sarbanes-Oxley Act Section 404 of US$4.1 million. Other accounting firms have been paid a total of US$6.6 million for work on this project to date.

The following is a description of the type of services included within the categories listed above:

–	Audit-related regulatory reporting services include services for assurance and other services that are reasonably related to the performance of the audit or review of financial statements, including comfort letters and interim reviews.

–	Further assurance services include services for advice on accounting matters, reporting on internal controls not connected with the financial statements, due diligence work and environmental audits.

–	Tax services include services for tax compliance and tax advice.

–	Other services include other assurance and advisory services such as translation services, review of financial models and advice on IT security.

In addition to the above, KPMG estimate they have been paid fees of US$16 million (2003: US$12 million) by parties other than HSBC but where HSBC is connected with the contracting party. These fees arise principally in respect of services such as the audits of mutual funds managed by HSBC and reviews of the financial position of corporate borrowers where HSBC is a lender.

Back to Contents

6	Profit on ordinary activities before tax

Profit on ordinary activities before tax is stated after:

	2004	2003	2002
	US$m	US$m	US$m
Income
Aggregate rentals receivable under
– finance leases and hire purchase contracts	4,560	3,279	2,502
– operating leases	632	553	490
Income from listed investments	5,073	4,276	4,361
Profits less losses on debt securities and equities dealing	87	294	19
Gains on disposal of investment securities	528	396	405

Charges
Charges incurred with respect to subordinated liabilities	1,052	958	862
Finance charges in respect of finance leases and similar hire purchase contracts	42	38	36
Hire of plant and machinery	160	110	81
Rentals payable on premises held under operating leases	847	773	548

Gains on the disposal of investments and tangible fixed assets attracted a tax charge of US$160 million (2003: US$84 million, 2002: US$86 million). Of the after-tax amount, US$28 million (2003: US$23 million, 2002: US$23 million) is attributable to minority interests.

7	Tax on profit on ordinary activities

The charge for taxation comprises:

	2004	2003	2002
	US$m	US$m	US$m
Current taxation
United Kingdom corporation tax charge – current year	1,570	1,819	1,096
United Kingdom corporation tax charge – adjustment in respect of prior years	(132)	(149)	(68)
Relief for overseas taxation	(722)	(1,123)	(344)

	716	547	684
Overseas taxation – current year	2,877	2,646	1,246
Overseas taxation – adjustment in respect of prior years	(21)	(56)	(29)
Joint ventures	3	1	(6)
Associates	42	19	17

	3,617	3,157	1,912

Deferred taxation
Origination and reversal of timing differences	981	(5)	615
Effect of change in tax rate on opening asset	(15)	(7)	–
Adjustment in respect of previous periods	(76)	(25)	7

	890	(37)	622

Total charge for taxation	4,507	3,120	2,534

HSBC Holdings and subsidiaries tax charge	4,462	3,100	2,523
Joint ventures tax charge	3	1	(6)
Associates tax charge	42	19	17

	4,507	3,120	2,534

HSBC Holdings and its subsidiary undertakings in the United Kingdom provide for UK corporation tax at 30 per cent (2003 and 2002: 30 per cent). Overseas tax includes Hong Kong profits tax of US$539 million (2003: US$483 million, 2002: US$408 million). Subsidiary undertakings in Hong Kong provide for Hong Kong profits tax at the rate of 17.5 per cent (2003: 17.5 per cent, 2002: 16 per cent) on the profits for the year assessable in Hong Kong. Other overseas subsidiary undertakings and overseas branches provide for taxation at the appropriate rates in the countries in which they operate.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	2004	2003	2002
	US$m	US$m	US$m
Analysis of overall tax charge
Taxation at UK corporate tax rate of 30 per cent (2003 and 2002: 30 per cent)	5,282	3,845	2,895
Effect of overseas profits in principal locations taxed at different rates[1]	(347)	(366)	(472)
Tax free gains	(64)	(17)	(19)
Goodwill amortisation not tax deductible	579	476	261
Acquisition accounting adjustments not tax effected[2]	(253)	(331)	–
Adjustments in respect of prior period liabilities	(229)	(230)	(90)
Tax deduction on innovative tier 1 capital	(192)	(117)	(99)
Low income housing credits[3]	(95)	(72)	–
Other items	(174)	(68)	58

Overall tax charge	4,507	3,120	2,534

Timing differences deferring tax payable/(charging tax previously deferred)	(2)	(1)	23
Accelerated capital allowances
Timing differences on lease income	(212)	(187)	(90)
Provision for bad and doubtful debts	(392)	356	(29)
Relief for losses brought forward	(116)	52	(125)
Provision for Princeton Note settlement	–	–	(221)
Other short-term timing differences	(168)	(183)	(180)

Deferred tax charge/(credit)	(890)	37	(622)

Current tax charge	3,617	3,157	1,912

1	Overseas profits taxed at different rates to that which applies in the UK contributed to a reduction in the effective tax rate of 2.0 per cent (2003: 2.9 per cent). The reduction in the effective tax rate was less in 2004 than in 2003 because of the greater proportion of Group profits arising in the US, where they are subject to a higher rate of tax than in the UK, in 2004.
2	In 2003 and 2004 significant acquisition adjustments arose in respect of certain assets and liabilities which were revalued to their fair value on the purchase of HSBC Finance Corporation and HSBC Mexico. The difference between the ‘fair value’ of assets and liabilities, which is included in the accounts, and the previous book value is amortised to the profit and loss account over the life of the relevant assets and liabilities. However, there is no adjustment to the related tax basis of the assets and liabilities. The amortisation resulted in a credit to the profit and loss account of US$728 million (2003: US$957 million) and as there is no tax associated with this adjustment to net income, this reduces the effective tax rate for the year.
3	Low income housing tax credits available in the United States which are designed to encourage the provision of rental housing targeted at low income households.

8	Profit of HSBC Holdings

	2004	2003	2002
	US$m	US$m	US$m

Profit on ordinary activities before tax	4,401	6,097	5,185
Tax credit on profit on ordinary activities	117	116	82

Profit for the financial year attributable to shareholders	4,518	6,213	5,267

Profit on ordinary activities before tax includes dividend income from subsidiary undertakings for the years ended 31 December as follows:

	2004	2003	2002
	US$m	US$m	US$m

Bank	2,700	2,409	1,715
Non-bank	2,277	3,933	3,745

Back to Contents

9	Dividends

		2004		2003		2002

		US$ per		US$ per		US$ per
		share	US$m	share	US$m	share	US$m

	First interim	0.130	1,425	0.240	2,596	0.205	1,932
	Second interim	0.130	1,436	0.120	1,309	0.325	3,069
	Third interim	0.130	1,444	0.240	2,627	–	–
	Fourth interim	0.270	2,996	–	–	–	–

		0.660	7,301	0.600	6,532	0.530	5,001

Of the first, second and third interim dividends for 2004, US$747 million, US$746 million and US$255 million respectively (2003: US$979 million, 2002: US$166 million) were settled by the issue of shares. Of the second and third interim dividends for 2003, US$533 million and US$346 million respectively (2002: US$444 million, 2001: US$857 million) were settled by the issue of shares in 2004.

10	Earnings per ordinary share

Basic earnings per ordinary share was calculated by dividing the earnings of US$11,840 million (2003: US$8,774 million, 2002: US$6,239 million) by the weighted average number of ordinary shares, excluding own shares held, outstanding in 2004 of 10,907 million (2003: 10,421 million, 2002: 9,339 million).

Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of dilutive potential ordinary shares (being share options outstanding not yet exercised) in 2004 of 11,054 million (2003: 10,539 million, 2002: 9,436 million).

The effect of dilutive share options on the weighted average number of ordinary shares in issue is as follows:

		Number of shares (millions)

		2004	2003	2002

	Average number of shares in issue	10,907	10,421	9,339
	Savings-related Share Option Plan	38	30	30
	Executive Share Option Scheme	12	8	11
	Group Share Option Plan	13	4	–
	Restricted Share Plan	63	56	38
	CCF share options	13	14	18
	HSBC Finance Corporation share options	8	6	–

	Average number of shares in issue assuming dilution	11,054	10,539	9,436

	Of the total number of employee share options existing at 31 December 2004, 70 million were antidilutive (2003: 130 million, 2002: nil).

11	Treasury bills and other eligible bills

	2004	2003	2002
	US$m	US$m	US$m

Treasury bills and similar securities	29,194	19,193	16,759
Other eligible bills	1,090	1,198	1,382

	30,284	20,391	18,141

Of the total treasury bills and other eligible bills, US$25,666 million (2003: US$15,799 million, 2002:
US$12,902 million) are non-trading book investment securities. These are mainly short-term in maturity and are analysed below.

Back to Contents

H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (continued)

Cost and
book value
US$m

At 1 January 2004	15,799
Additions	78,751
Disposals and amounts repaid	(70,221)
Amortisation of discounts and premiums	317
Exchange and other movements	1,020

At 31 December 2004	25,666

Non-trading book treasury bills and other eligible bills are all available-for-sale. Their book value, analysed by type of borrower, is as follows:

	2004	2003	2002
	US$m	US$m	US$m

US Treasury and Government agencies	5,514	4,624	2,888
UK Government	7,099	955	740
Hong Kong Government	2,778	2,450	2,898
Other governments	8,756	6,891	5,344
Corporate debt and other securities	1,519	879	1,032

	25,666	15,799	12,902

The following tables provide an analysis of gross unrealised gains and losses on treasury bills and other eligible bills:

		Gross	Gross
	Carrying	unrealised	unrealised	Market
	value	gains	losses	valuation
	US$m	US$m	US$m	US$m
31 December 2004
US Treasury and Government agencies	5,514	1	(4)	5,511
UK Government	7,099	1	–	7,100
Hong Kong Government	2,778	3	–	2,781
Other governments	8,756	15	(13)	8,758
Corporate debt and other securities	1,519	–	(3)	1,516

	25,666	20	(20)	25,666

At 31 December 2003
US Treasury and Government agencies	4,624	2	–	4,626
UK Government	955	–	–	955
Hong Kong Government	2,450	2	–	2,452
Other governments	6,891	10	(5)	6,896
Corporate debt and other securities	879	–	–	879

	15,799	14	(5)	15,808

At 31 December 2002
US Treasury and Government agencies	2,888	3	–	2,891
UK Government	740	–	–	740
Hong Kong Government	2,898	2	–	2,900
Other governments	5,344	8	(1)	5,351
Corporate debt and other securities	1,032	–	–	1,032

	12,902	13	(1)	12,914

The amounts shown under ‘other governments’ in the above table includes securities with a book and market value of US$1,122 million (2003: book and market value US$711 million) issued by the Government of Japan.

Back to Contents

The maturities of available-for-sale treasury bills and other eligible bills at 31 December 2004 are analysed as follows:

	Carrying	Market
	value	valuation
	US$m	US$m

1 year or less	25,018	25,009
5 years or less but over 1 year	593	596
10 years or less but over 5 years	55	61

	25,666	25,666

The following table provides an analysis of contractual maturities and weighted average yields of available-for-sale treasury bills and other eligible bills as at 31 December 2004.

			After one year		After five years
	Within		but within		but within
	one year		five years		ten years

	Amount	Yield	Amount	Yield	Amount	Yield
	US$m	%	US$m	%	US$m	%

US Treasury and Government agencies	5,502	2.0	12	5.6	–	–
UK Government	6,852	4.2	247	4.9	–	–
Hong Kong Government	2,778	0.6	–	–	–	–
Other governments	8,386	2.5	315	4.6	55	4.2
Corporate debt and other securities	1,500	1.2	19	2.2	–	–

	25,018		593		55

12	Hong Kong currency notes in circulation

The Hong Kong currency notes in circulation are secured by the deposit of funds in respect of which the Government of Hong Kong certificates of indebtedness are held.

13	Credit risk management

HSBC’s credit risk management process is discussed in the ‘Financial Review’ in the section headed ‘Credit risk management’ on pages 135 to 137, ending with the sentence ‘Internal audit will discuss with management … assigned to the facilities concerned’.

14	Loans and advances to banks

	2004	2003
	US$m	US$m
Remaining maturity:
Repayable on demand	34,842	25,289
3 months or less but not repayable on demand	95,386	77,188
1 year or less but over 3 months	8,059	10,879
5 years or less but over 1 year	1,614	1,454
Over 5 years	2,828	2,387
Specific bad and doubtful debt provisions (Note 16)	(17)	(24)

	142,712	117,173

Amounts include:
Due from associates
– unsubordinated	164	21

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

15	Loans and advances to customers

	2004	2003
	US$m	US$m
Remaining maturity:
Repayable on demand or at short notice	70,452	60,331
3 months or less but not repayable on demand or at short notice	124,893	94,001
1 year or less but over 3 months	76,073	63,648
5 years or less but over 1 year	172,900	142,814
Over 5 years	238,182	181,874
General and specific bad and doubtful debt provisions (Note 16)	(12,669)	(13,691)

	669,831	528,977

Amounts include:
Subordinated advances	218	202
Securitised advances not qualifying for linked presentation under FRS 5
(‘Reporting the substance of transactions’)	18,463	26,640
Due from joint ventures
Unsubordinated	71	65
Due from associates
Subordinated	38	35
Unsubordinated	931	464

Loans and advances to customers included US$793 million (2003: US$824 million) of repossessed real estate and other assets.

Securitisation transactions

Loans and advances to customers include balances that have been securitised. Certain of these balances meet the requirements for linked presentation under FRS 5 ‘Reporting the substance of transactions’.

The non-recourse finance has been netted against customer loans as follows:

	2004	2003
	US$m	US$m

Customer loans	1,456	2,555
Non-recourse finance	(1,251)	(2,291)

Funding provided by HSBC	205	264

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

To fund the acquisition of this beneficial interest, Clover Funding has issued US$2,010 million (2003: US$2,541 million) floating rate notes (‘FRNs’). Clover Funding No.2 plc is in scheduled accumulation and has collected US$702 million (2003: US$395 million) to repay its outstanding Notes in April 2005. The offering circulars for the FRNs stated that they are the obligations of Clover Funding only and are not guaranteed by, or the responsibility of, any other party.

Non-returnable proceeds of US$1,102 million (2003: US$1,882 million) received by HSBC from Clover Funding have been deducted from ‘Loans and advances to customers’. Clover Securitisation Limited has entered into swap agreements with HSBC under which Clover Securitisation Limited pays the floating rate of interest on the loans and receives interest linked to three-month London Interbank Offered Rate (‘LIBOR’). The proceeds generated from the loans are used in priority to meet the claims of the FRN holders, and amounts payable in respect of the interest rate swap arrangements after the payment of trustee and administration expenses.

There is no provision whatsoever, either in the financing arrangements or otherwise, whereby HSBC has a right or obligation either to keep the loans and advances on repayment of the finance or to repurchase them at any time other than in certain circumstances where HSBC is in breach of warranty.

Back to Contents

HSBC is not obliged to support any losses that may be suffered by the FRN holders and does not intend to provide such support.

HSBC has taken up US$58 million (2003: US$73 million) of subordinated FRNs that are repayable after payments in respect of senior FRNs. HSBC has made subordinated loans of US$37 million (2003: US$46 million) to Clover Funding that are repayable after all other payments. Interest is payable on the subordinated FRNs and subordinated loans conditional upon Clover Funding having funds available.

Clover Securitisation Limited’s entire share capital is held by Clover Holdings Limited. Clover Funding’s entire share capital is held by Clover Holdings Limited. Clover Holdings Limited’s entire share capital is held by trustees under the terms of a trust for charitable purposes.

HSBC recognised net income of US$8 million (2003: US$7 million) which comprised US$114 million (2003: US$108 million) of interest receivable by Clover Funding less US$106 million (2003: US$101 million) of interest on FRNs and other third party expenses payable by Clover Funding.

HFC Bank Limited Securitisations

HSBC, through its wholly-owned subsidiary company, HFC Bank, has securitised certain amounts of its personal loan portfolios. The transactions were effected through equitable assignment of those loans to receivables trusts, beneficial interests in which were purchased by several special purpose companies.

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

As at 31 December 2004 non-returnable proceeds of US$149 million (2003: US$409 million) received by HFC Bank from the receivables trusts have been deducted from ‘Loans and advances to customers’. Certain of the special purpose companies have entered into swap agreements with HFC Bank (via a third party swap provider) under which the special purpose companies pay the fixed rate of interest on the personal loans and receive a floating interest rate. The proceeds generated from the loans are used in priority to meet the claims of the note holders and other lenders, and amounts payable in respect of the interest rate swap arrangements after the payment of trustee and administration expenses. HFC Bank is entitled to any residual income from the personal loans after the claims of the note-holders, other lenders and swap counterparties are met.

Under the terms of the securitisation agreements, during the initial periods of the securitisations, HFC Bank was able to substitute securitised loans that were prepaid or expired with further loans that met the same criteria as those originally securitised. In 2004, the special purpose companies acquired no qualifying personal loans from HFC Bank under these arrangements (2003, in the period since the acquisition of HFC Bank by HSBC: US$94 million). The initial periods have now expired, and further substitutions are no longer possible.

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

In 2004, HFC Bank recognised net income of US$9 million (2003, in the period since the acquisition of HFC Bank by HSBC: US$33 million) from these personal loan securitisations.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

16	Provisions for bad and doubtful debts

	Provisions against advances

				Suspended
	Specific	General	Total	interest
	US$m	US$m	US$m	US$m

At 1 January 2004	10,902	2,813	13,715	610
Amounts written off	(8,896)	–	(8,896)	(246)
Recoveries of advances written off	912	–	912	–
Charge/(credit) to profit and loss account	6,793	(436)	6,357	–
Interest suspended during the year	–	–	–	184
Suspended interest recovered	–	–	–	(131)
Acquisition of subsidiaries	219	37	256	17
Exchange and other movements	187	155	342	(6)

At 31 December 2004	10,117	2,569	12,686	428

Included in:
Loans and advances to banks (Note 14)			17
Loans and advances to customers (Note 15)			12,669

			12,686

At 1 January 2003	6,629	2,511	9,140	566
Amounts written off	(7,456)	–	(7,456)	(147)
Recoveries of advances written off	610	–	610	–
Charge/(credit) to profit and loss account	6,214	(121)	6,093	–
Interest suspended during the year	–	–	–	240
Suspended interest recovered	–	–	–	(182)
Acquisition of subsidiaries	4,269	500	4,769	–
Exchange and other movements	636	(77)	559	133

At 31 December 2003	10,902	2,813	13,715	610

Included in:
Loans and advances to banks (Note 14)			24
Loans and advances to customers (Note 15)			13,691

			13,715

At 1 January 2002	5,522	2,661	8,183	861
Amounts written off	(2,111)	–	(2,111)	(327)
Recoveries of advances written off	180	–	180	–
Charge/(credit) to profit and loss account	1,672	(351)	1,321	–
Interest suspended during the year	–	–	–	426
Suspended interest recovered	–	–	–	(214)
Acquisition of subsidiaries	1,278	426	1,704	–
Exchange and other movements	88	(225)	(137)	(180)

At 31 December 2002	6,629	2,511	9,140	566

Included in:
Loans and advances to banks			23
Loans and advances to customers			9,117

			9,140

The total of customer advances, net of suspended interest, on which interest is being placed in suspense, is as follows:

	2004	2003	2002
	US$m	US$m	US$m

Gross	4,229	5,513	5,485

Net of specific provisions	1,823	2,673	2,780

Back to Contents

17	Concentrations of exposure

	HSBC has the following concentrations of gross loans and advances to customers:

				Rest of
			Hong	Asia-	North	South
		Europe	Kong	Pacific	America	America	Total
		US$m	US$m	US$m	US$m	US$m	US$m
	Total gross loans and advances to
	customers
	Residential mortgages	70,552	24,040	14,799	112,866	208	222,465
	Hong Kong Government Home
	Ownership Scheme	–	5,402	–	–	–	5,402
	Other personal	57,920	9,104	9,075	80,463	3,444	160,006

	Total personal	128,472	38,546	23,874	193,329	3,652	387,873

	Commercial, industrial and international
	trade	54,438	14,138	19,178	11,599	1,988	101,341
	Commercial real estate	18,827	10,391	4,232	9,798	135	43,383
	Other property related	6,750	5,959	3,349	4,518	72	20,648
	Government	3,663	615	1,432	3,868	635	10,213
	Other commercial[1]	31,626	7,294	7,023	6,448	919	53,310

	Total corporate and commercial	115,304	38,397	35,214	36,231	3,749	228,895

	Non-bank financial institutions	30,809	1,932	2,297	17,090	112	52,240
	Settlement accounts	4,491	596	305	8,431	11	13,834

	Total financial	35,300	2,528	2,602	25,521	123	66,074

	At 31 December 2004	279,076	79,471	61,690	255,081	7,524	682,842

	Residential mortgages	51,721	23,664	12,101	77,754	224	165,464
	Hong Kong Government Home
	Ownership Scheme	–	6,290	–	–	–	6,290
	Other personal	42,041	7,420	7,135	75,173	2,376	134,145

	Total personal	93,762	37,374	19,236	152,927	2,600	305,899

	Commercial, industrial and international
	trade	49,468	10,966	14,892	8,907	1,435	85,668
	Commercial real estate	15,517	8,548	3,149	7,785	89	35,088
	Other property related	5,416	5,075	2,597	3,994	58	17,140
	Government	2,462	927	1,450	4,104	647	9,590
	Other commercial[1]	24,239	6,754	5,735	6,619	683	44,030

	Total corporate and commercial	97,102	32,270	27,823	31,409	2,912	191,516

	Non-bank financial institutions	21,226	4,921	2,027	8,839	78	37,091
	Settlement accounts	3,068	556	188	4,767	15	8,594

	Total financial	24,294	5,477	2,215	13,606	93	45,685

	At 31 December 2003	215,158	75,121	49,274	197,942	5,605	543,100

	1	Other commercial includes advances in respect of agriculture, transport, energy and utilities.

	The geographical information shown above has been classified by the location of the principal operations of the subsidiary undertaking, or in the case of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East Limited and HSBC Bank USA, N.A., by location of the branch responsible for advancing the funds.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

18	Debt securities

		2004		2003		2002

		Book	Market	Book	Market	Book	Market
		value	valuation	value	valuation	value	valuation
		US$m	US$m	US$m	US$m	US$m	US$m
	Issued by public bodies
	Investment securities:
	Government securities and US
	Government agencies	56,410	56,885	51,215	51,822	42,706	43,591
	Other public sector securities	7,338	7,591	6,087	6,385	5,369	5,670

		63,748	64,476	57,302	58,207	48,075	49,261

	Other securities:
	Government securities and US
	Government agencies	43,642		32,848		27,664
	Other public sector securities	1,440		1,504		1,095

		108,830		91,654		76,834

	Issued by other bodies
	Investment securities:
	Bank and building society certificates
	of deposit	8,279	8,283	6,468	6,502	6,097	6,142
	Other debt securities	77,178	77,736	67,146	67,885	53,753	54,494

		85,457	86,019	73,614	74,387	59,850	60,636

	Other securities:
	Bank and building society certificates
	of deposit	9,016		8,411		11,309
	Other debt securities	37,696		32,043		27,737

		132,169		114,068		98,896

	Total	240,999		205,722		175,730

	Due within 1 year	78,754		62,047		56,052
	Due 1 year and over	162,245		143,675		119,678

		240,999		205,722		175,730

	Amounts include:
	Subordinated debt securities	730		276		311
	Unamortised net premium on
	investment securities	573		485		594

	Listing of securities
	Investment securities
	– listed on a recognised UK exchange	21,635	22,247	18,852	19,315	17,651	18,082
	– listed in Hong Kong	2,216	2,328	1,601	1,710	1,530	1,640
	– listed elsewhere	53,513	53,869	54,435	55,166	50,221	51,354
	– unlisted	71,841	72,051	56,028	56,403	38,523	38,821

		149,205	150,495	130,916	132,594	107,925	109,897

	Other securities
	– listed on a recognised UK exchange	12,760		9,442		9,158
	– listed in Hong Kong	2,302		2,503		2,397
	– listed elsewhere	49,843		39,850		29,434
	– unlisted	26,889		23,011		26,816

		240,999		205,722		175,730

	Where securities are carried at market value, and the market value is higher than cost, the difference between cost and market value is not disclosed as it cannot be determined without unreasonable expense.

	The above market valuations do not take account of transactions entered into to hedge the value of HSBC’s investment securities. If the market value of such hedges was included, the effective value of investment securities would be US$150,210 million (2003: US$132,076 million, 2002: US$109,204 million).

Back to Contents

	Investment securities

	Cost	Provisions	Book value
	US$m	US$m	US$m

At 1 January 2004	131,037	(121)	130,916
Additions	247,778	–	247,778
Acquisition of subsidiaries	5,731	–	5,731
Disposals and amounts repaid	(239,877)	(26)	(239,903)
Provisions released	–	20	20
Amortisation of discounts and premiums	(99)	–	(99)
Exchange and other movements	4,756	6	4,762

At 31 December 2004	149,326	(121)	149,205

The book value of investment securities, analysed by type of borrower, is as follows:
	2004	2003	2002
	US$m	US$m	US$m
Available-for-sale
US Treasury and Government agencies	18,999	19,215	18,574
UK Government	4,411	554	1,064
Hong Kong Government	2,464	1,124	1,042
Other governments	27,496	26,685	18,067
Asset-backed securities	13,296	7,200	3,697
Corporate debt and other securities	78,658	71,626	60,852

	145,324	126,404	103,296

Held-to-maturity
US Treasury and Government agencies	3,040	3,637	3,918
Obligations of US state and political sub-divisions	465	573	673
Corporate debt and other securities	376	302	38

	3,881	4,512	4,629

The following table provides an analysis of gross unrealised gains and losses for investment securities by instrument type as at 31 December for the past three years:

	Available-for-sale

		Gross	Gross
	Carrying	unrealised	unrealised	Market
	value	gains	losses	valuation
	US$m	US$m	US$m	US$m
At 31 December 2004
US Treasury and Government agencies	18,999	116	(145)	18,970
UK Government	4,411	–	(2)	4,409
Hong Kong Government	2,464	82	–	2,546
Other governments	27,496	532	(227)	27,801
Asset-backed securities	13,296	28	(6)	13,318
Corporate debt and other securities	78,658	875	(124)	79,409

	145,324	1,633	(504)	146,453

At 31 December 2003
US Treasury and Government agencies	19,215	224	(155)	19,284
UK Government	554	–	(1)	553
Hong Kong Government	1,124	65	–	1,189
Other governments	26,685	427	(34)	27,078
Asset-backed securities	7,200	131	(9)	7,322
Corporate debt and other securities	71,626	1,007	(113)	72,520

	126,404	1,854	(312)	127,946

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

The amounts shown under other governments in the above table include securities with a book value of US$2,653 million (2003: US$5,847 million) and a market value of US$2,657 million (2003: US$5,853 million) issued by the Government of Japan.

	Held-to-maturity

		Gross	Gross
	Carrying	unrealised	unrealised	Market
	value	gains	losses	valuation
	US$m	US$m	US$m	US$m
At 31 December 2004
US Treasury and Government agencies	3,040	132	(13)	3,159
Obligations of US state and political sub-divisions	465	37	–	502
Corporate debt and other securities	376	6	(1)	381

	3,881	175	(14)	4,042

At 31 December 2003
US Treasury and Government agencies	3,637	121	(40)	3,718
Obligations of US state and political sub-divisions	573	–	–	573
Corporate debt and other securities	302	57	(2)	357

	4,512	178	(42)	4,648

At 31 December 2002
US Treasury and Government agencies	3,918	234	(1)	4,151
Obligations of US state and political sub-divisions	673	44	(1)	716
Corporate debt and other securities	38	1	–	39

	4,629	279	(2)	4,906

The maturities of investment securities at 31 December 2004 are analysed as follows:

	Book	Market
	value	valuation
	US$m	US$m
Available-for-sale
1 year or less	43,627	43,712
5 years or less but over 1 year	64,435	64,849
10 years or less but over 5 years	11,137	11,572
Over 10 years	26,125	26,320

	145,324	146,453

Held-to-maturity
1 year or less	276	277
5 years or less but over 1 year	139	145
10 years or less but over 5 years	255	275
Over 10 years	3,211	3,345

	3,881	4,042

Back to Contents

The following table provides an analysis of contractual maturities and weighted average yields of investment debt securities as at 31 December 2004:

			After one year but		After five years but
	Within one year		within five years		within ten years		After ten years

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	US$m	%	US$m	%	US$m	%	US$m	%
Available-for-sale
US Treasury and
Government agencies	4,284	2.50	1,724	3.11	1,114	4.48	11,877	4.10
UK Government	–	–	4,411	4.40	–	–	–	–
Hong Kong Government	401	2.74	1,722	3.19	341	4.99	–	–
Other governments	9,515	3.03	13,901	4.66	3,738	4.33	342	5.85
Asset-backed securities	69	1.45	937	1.81	1,860	0.91	10,430	0.57
Corporate debt and
other securities	29,358	2.91	41,740	3.37	4,084	4.98	3,476	2.19

	43,627		64,435		11,137		26,125

Held-to-maturity
US Treasury and
Government agencies	122	1.66	90	7.14	169	6.53	2,659	6.34
Obligations of US state
and political sub-
divisions	9	6.85	49	6.26	86	5.55	321	5.31
Corporate debt and
other securities	145	2.49	–	–	–	–	231	5.93

	276		139		255		3,211

The maturity distributions of asset-backed securities are presented in the above table based upon contractual maturity dates. The weighted average yield for each range of maturities in the above table is calculated by dividing the annualised interest income for the year ended 31 December 2004 by the book amount of available-for-sale debt securities at that date. The yields do not include the effect of related derivatives.

Proceeds from the sale and redemption of investment securities were US$240,064 million (2003: US$153,910 million, 2002: US$77,105 million). Gross realised gains of US$215 million (2003: US$182 million, 2002: US$247 million) and gross realised losses of US$28 million (2003: US$21 million, 2002: US$77 million) were recorded on those sales. All gains and losses arose on sales of securities from the available-for-sale portfolio. Realised gains and losses are computed using the weighted average cost method. There were no gains recorded on securities transferred from the investment book to the trading book.

The cost of investment securities purchased during the year ended 31 December 2004 was US$247,778 million (2003: US$164,817 million, 2002: US$85,837 million).

19	Equity shares

		2004		2003		2002

		Carrying	Market	Carrying	Market	Carrying	Market
		value	valuation	value	valuation	value	valuation
		US$m	US$m	US$m	US$m	US$m	US$m
	Investment securities:
	– listed on a recognised UK exchange	35	54	44	65	14	23
	– listed in Hong Kong	86	207	238	379	241	400
	– listed elsewhere	1,493	1,805	1,531	1,757	1,163	1,207
	– unlisted	3,095	3,522	3,577	4,016	2,866	3,127

		4,709	5,588	5,390	6,217	4,284	4,757

	Other securities:
	– listed on a recognised UK exchange	645		129		670
	– listed in Hong Kong	129		20		9
	– listed elsewhere	12,914		7,303		2,576
	– unlisted	922		37		125

		19,319		12,879		7,664

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Where securities are carried at market value, and the market value is higher than cost, the difference between cost and market value is not disclosed as it cannot be determined without unreasonable expense.

	Investment securities

	Cost	Provisions	Book value
	US$m	US$m	US$m

At 1 January 2004	5,738	(348)	5,390
Additions	4,388	–	4,388
Acquisition of subsidiaries	39	–	39
Disposals	(4,708)	26	(4,682)
Provisions released	–	72	72
Provisions written off	(19)	19	–
Exchange and other movements	(548)	50	(498)

At 31 December 2004	4,890	(181)	4,709

The following table provides an analysis of gross unrealised gains and losses as at 31 December for the past three years:

		Gross	Gross
	Carrying	unrealised	unrealised	Market
	value	gains	losses	valuation
	US$m	US$m	US$m	US$m

31 December 2004	4,709	891	(12)	5,588

31 December 2003	5,390	858	(31)	6,217

31 December 2002	4,284	603	(130)	4,757

Equity investment securities include interests in money market mutual funds primarily held by HSBC Finance Corporation for liquidity management. Proceeds from the sale of investment securities were US$5,008 million (2003: US$6,117 million; 2002: US$1,980 million). Gross realised gains of US$365 million (2003: US$281 million; 2002: US$215 million) and gross realised losses of US$65 million (2003: US$43 million; 2002: US$9 million) were recorded on those sales. Realised gains and losses are computed using the weighted average cost method. There were no gains recorded on securities transferred from the investment book to the trading book.

The cost of investment securities purchased during the year ended 31 December 2004 was US$4,388 million (2003: US$5,692 million; 2002: US$1,748 million).

20	Interests in joint ventures

		2004

		US$m
	At 1 January 2004	10
	Retained profits and losses	2

	At 31 December 2004	12

(a)		2004	2003
		US$m	US$m

	Shares in non-banks	12	10

	All shares are unlisted.

(b)	HSBC’s joint venture at 31 December 2004 is:
				HSBC’s	Issued
		Country of	Principal	interest in	equity
		incorporation	activity	equity capital	capital
Asset
	Framlington Group Limited	England	management	51%	£3m

Framlington Group Limited is owned by a subsidiary of HSBC Holdings and makes its financial statements up to 31 December. Its principal country of operation is England.

Back to Contents

Although HSBC owns more than 50 per cent of the equity capital of Framlington Group Limited, the agreement with the other shareholder means that there are severe long-term restrictions which substantially hinder HSBC’s rights over the assets and management of the entity. HSBC does however continue to exercise significant influence and together with the other shareholder controls the entity.

(c)	HSBC’s share of total operating income in the joint venture is US$44 million (2003: US$36 million).

21	Interests in associates

		2004
		US$m

	At 1 January 2004	1,263
	Additions	2,117
	Amortisation of goodwill	(4)
	Disposals	(98)
	Retained profits and losses (Note 35)	122
	Exchange and other movements	40

	At 31 December 2004	3,440

	Included within additions is US$566 million of goodwill which has been determined on a provisional basis. There is no goodwill included in the interests in associates at 31 December 2003.

(a)		2004	2003
		US$m	US$m

	Shares in banks	2,879	777
	Other	561	486

		3,440	1,263

	Listed shares (all listed outside the United Kingdom and Hong Kong)	681	367
	Unlisted shares	2,759	896

		3,440	1,263

(b)	The principal associates of HSBC are:

		Financial		Principal	HSBC’s	Issued
		statements	Country of		interest in	equity
		made up to	incorporation	activity	equity capital	capital

			People’s
	Bank of Communications		Republic of
	Limited	30.09.04	China	Banking	19.9%	RMB39,070m
			People’s
	Industrial Bank Company		Republic of
	Limited	30.09.04	China	Banking	15.98%	RMB3,999m
	The Saudi British Bank	31.12.04	Saudi Arabia	Banking	40%	SR2,500m
	The Cyprus Popular Bank
	Limited[2]	31.12.04	Cyprus	Banking	21.39%	C£152m
						US$81m

	British Arab Commercial					£32m fully paid
	Bank Limited	31.12.04	England	Banking	46.51%	£5m nil paid
	Erisa	31.12.04	France	Insurance	49.99%	€65m
	Wells Fargo HSBC Trade
	Bank, N.A	31.12.04	United States	Trade finance	20%	–	[3]
	AEA Investors LP	31.12.04	United States	Private equity	79.87%	–	[4]
				investment fund
				Property
	Barrowgate Limited	31.12.04	Hong Kong	investment	24.64%	–	[1]

1	Issued equity capital is less than HK$1 million.
2	Trading as Laiki Group.
3	Issued equity capital is less than US$1 million.
4	Limited partnership.

All the above interests in associates are owned by subsidiaries of HSBC Holdings.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

The principal countries of operation are the same as the countries of incorporation except for British Arab Commercial Bank Limited which operates in the Middle East.

In May 2004, Hang Seng Bank Limited acquired a 15.98 per cent stake in Industrial Bank Co. Ltd, and in August, 2004, The Hongkong and Shanghai Banking Corporation Limited acquired a 19.9 per cent interest in Bank of Communications Limited. These companies are accounted for as associated companies, as HSBC has representation on the Board of Directors of each bank, and in accordance with the Technical Support and Assistance Agreements, is assisting in the development of financial and operating policies. In respect of Bank of Communications Limited, a number of staff have been seconded to assist in this process.

In respect of Industrial Bank Co. Ltd., Hang Seng Bank Limited also has representation on the executive committee, whilst for Bank of Communications Limited, The Hongkong and Shanghai Banking Corporation Limited has representation on the senior executives’ remuneration and audit committees.

For Industrial Bank Company Limited and Bank of Communications Limited, the attributable share of results comprises 4 months for the former and 1 month for the latter, being amounts from their respective dates of acquisition to 30 September 2004. HSBC is accounting for its share of the results of these associates on the basis of a 3 month time lag in order to facilitate the production of the necessary information.

(c)	HSBC has no interest in the loan capital of the associates listed above, except for British Arab Commercial Bank Limited which has issued US$44.5 million of subordinated unsecured loan stock in which HSBC has a 34.66 per cent interest; Barrowgate Limited which has HK$945 million of loan capital in which HSBC has a 24.64 per cent interest; Erisa which has in issue €55.2 million of subordinated debt in which HSBC has a 50 per cent interest; and The Cyprus Popular Bank Limited which has in issue C£8.8 million of debentures in which HSBC has a 74 per cent interest. HSBC also has a 100 per cent interest in the issued preferred stock (less than US$1 million) of Wells Fargo HSBC Trade Bank, N.A. HSBC has a 40 per cent economic interest in Wells Fargo HSBC Trade Bank, N.A. by virtue of the joint agreement under which HSBC’s equity capital and preferred stock interests are held.

22	Other participating interests

		2004	2003
		US$m	US$m

	Listed in Hong Kong	781	–
	Listed other than on a recognised UK exchange or in Hong Kong	1	4
	Unlisted	99	686

		881	690

	Market value of listed securities	1,079	29

	Other participating interests in banks	6	1

	Cost	Provisions	Carrying
			value
	US$m	US$m	US$m

At 1 January 2004	722	(32)	690
Additions	184	–	184
Exchange and other movements	8	(1)	7

At 31 December 2004	914	(33)	881

23	Goodwill and intangible assets

The net book value of goodwill at 31 December 2004 is stated net of negative goodwill of US$19 million (2003: US$15 million). The charge to the profit and loss account in respect of goodwill amortisation is net of a credit relating to negative goodwill of US$27 million (2003: US$50 million).

Included in ‘Additions and acquisition of subsidiaries’ is goodwill arising on the acquisition of businesses and increases of holdings in subsidiaries during 2004. Positive goodwill is amortised over periods of up to 20 years. Negative goodwill is credited to the profit and loss account over periods of up to 5 years.

Back to Contents

	Goodwill	Intangible	Total
		assets
	US$m	US$m	US$m

Cost at 1 January 2004	32,674	178	32,852
Additions and acquisitions of subsidiaries (note 25)	1,223	111	1,334
Exchange and other movements	1,535	16	1,551

Cost at 31 December 2004	35,432	305	35,737

Accumulated amortisation at 1 January 2004	(4,196)	(16)	(4,212)
Charge to the profit and loss account	(1,814)	(28)	(1,842)
Exchange and other movements	(300)	(1)	(301)

Accumulated amortisation at 31 December 2004	(6,310)	(45)	(6,355)

Net book value at 31 December 2004	29,122	260	29,382

Net book value at 31 December 2003	28,478	162	28,640

24	Tangible fixed assets

	(a)	HSBC

	Freehold	Long	Short	Equipment,	Equipment	Total
		leasehold	leasehold		on
	land and	land and	land and	fixtures	operating
	buildings	buildings	buildings	and fittings	leases	[1]
	US$m	US$m	US$m	US$m	US$m	US$m

Cost or valuation at 1 January 2004	3,647	2,789	2,830	8,212	5,095	22,573
Additions	522	1	62	1,243	1,002	2,830
Acquisition of subsidiaries	169	–	–	52	–	221
Disposals	(138)	(27)	(34)	(441)	(430)	(1,070)
Transfer of accumulated
depreciation arising on
revaluation	(14)	(51)	(62)	–	–	(127)
Surplus on revaluation	159	530	557	–	–	1,246
Exchange and other movements	188	61	16	538	450	1,253

Cost or valuation at 31 December 2004	4,533	3,303	3,369	9,604	6,117	26,926

Accumulated depreciation at
1 January 2004	(115)	(8)	(512)	(5,143)	(1,047)	(6,825)
Disposals	16	–	16	417	282	731
Transfer of accumulated
depreciation arising on
revaluation	14	51	62	–	–	127
Charge to the profit and loss account	(81)	(59)	(126)	(1,084)	(314)	(1,664)
Exchange and other movements	(14)	6	(3)	(370)	(85)	(466)

Accumulated depreciation at
31 December 2004	(180)	(10)	(563)	(6,180)	(1,164)	(8,097)

Net book value at 31 December 2004	4,353	3,293	2,806	3,424	4,953	18,829

Net book value at 31 December 2003	3,532	2,781	2,318	3,069	4,048	15,748

1	Included in the above are assets held on finance leases with a net book value of US$370 million (2003: US$284 million), on which the depreciation charge for the year to 31 December 2004 was US$10 million (2003: US$8 million).

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

(b)	HSBC Holdings
		Equipment,
		fixtures and
		fittings
		US$m

	Cost or valuation at 1 January 2004	4
	Additions	1
	Disposals	(1)

	Cost or valuation at 31 December 2004	4

	Accumulated depreciation at 1 January 2004	(2)
	Charge to the profit and loss account	(1)
	Disposals	1

	Accumulated depreciation at 31 December 2004	(2)

	Net book value at 31 December 2004	2

	Net book value at 31 December 2003	2

(c)	Non-investment properties

		HSBC

		2004	2003
		US$m	US$m

	Cost or valuation of freehold and long and short leasehold land and buildings (excluding investment properties):
	At 2004 valuation (2003: at 2003 valuation)	8,759	7,473
	At cost	1,283	1,078

		10,042	8,551

	On the historical cost basis, freehold and long and short leasehold land and buildings
	would have been included as follows (excluding investment properties):
	Cost	8,881	8,285
	Accumulated depreciation	(2,205)	(1,930)

		6,676	6,355

	HSBC values its non-investment properties on an annual basis. In September 2004, except as noted below, HSBC’s freehold and long leasehold properties, together with all leasehold properties in Hong Kong, were revalued on an existing use basis or open market value as appropriate or, in the case of a few specialised properties, at depreciated replacement cost. The properties were valued either by professional external valuers or by professionally qualified staff and updated for any material changes at 31 December 2004.

	As a result of the revaluation, the net book value of land and buildings (excluding investment properties) increased by US$1,151 million (2003: decrease US$311 million). A surplus of US$1,093 million (2003: deficit of US$292 million), net of minority interest of US$58 million (2003: US$19 million) was credited to reserves at 31 December 2004.

	Included within ‘Short leasehold land and buildings’ are the following amounts in respect of assets classed as improvements to buildings, which are carried at depreciated historical cost:

		Accumulated
	Cost	depreciation
	US$m	US$m

At 1 January 2004	942	(323)
Additions	60	–
Disposals	(25)	5
Charge for the year	–	(26)
Exchange and other movements	17	(3)

At 31 December 2004	994	(347)

Net book value at 31 December 2004	647

Net book value at 31 December 2003	619

Back to Contents

(d)	Investment properties

	The valuation at which investment properties are included in tangible fixed assets, together with the net book value of these properties calculated under the historical cost basis, is as follows:

		2004		2003

		At valuation	At cost	At valuation	At cost
		US$m	US$m	US$m	US$m

	Freehold land and buildings	704	676	310	315
	Short and long leasehold land and buildings	459	142	405	144

		1,163	818	715	459

	Investment properties are valued on an open market value basis at 31 December annually by professional valuers. Investment properties in Hong Kong, the Macau Special Administrative Region and mainland China, which represent 40 per cent by value of HSBC’s investment properties subject to revaluation, were valued by DTZ, which is a member of the Hong Kong Institute of Surveyors. As a result of the revaluation, the net book value of investment properties has increased by US$95 million (2003: deficit of US$41 million). A surplus of US$52 million (2003: deficit of US28 million), net of minority interests of US$43 million (2003: US$13 million), has been credited to reserves at 31 December 2004.

	HSBC Holdings had no investment properties at 31 December 2004 or 2003.

(e)	HSBC properties leased to customers

	HSBC properties leased to customers, none of which was held by HSBC Holdings, included US$559 million at 31 December 2004 (2003: US$499 million) let under operating leases, net of accumulated depreciation of US$59 million (2003: US$52 million).

(f)	Land and buildings occupied for own activities

		2004	2003
		US$m	US$m

	Net book value	9,136	7,902

(g)	Residual values of equipment on operating leases

	Included in the net book value of equipment on operating leases are projected residual values at the end of current lease terms, which will be recovered through re-letting or disposal in the following periods:

	2004	2003
	US$m	US$m

Within 1 year	173	1,262
Between 1-2 years	484	121
Between 2-5 years	1,042	691
More than 5 years	2,073	1,164

Total exposure	3,772	3,238

Residual value risk arises in relation to operating lease transactions to the extent that the values of the leased assets at the end of the lease terms (the residual values) actually recovered through disposing of or re-letting the assets at that time, could be different from that projected at the inception of the respective lease. Residual value exposure is regularly monitored by the business through reviewing the recoverability of the residual value projected at lease inception. This entails considering the re-lettability and projected disposal proceeds of operating lease assets at the end of their lease terms. Provision is made to the extent that the carrying values of leased assets are impaired through residual values not being fully recoverable.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

25	Investments

	(a)	HSBC Holdings

					Debt	Other
			Shares in	Loans to	securities of	investments
			HSBC	HSBC	HSBC	other than
			undertakings	undertakings	undertakings	loans	Total
			US$m	US$m	US$m	US$m	US$m

		At 1 January 2004	80,501	3,788	–	537	84,826
		Reclassification	(1,175)	–	1,175	–	–
		Additions	3,696	924	710	387	5,717
		Repayments and redemptions	–	–	–	(365)	(365)
		Impairment provisions	(92)	–	–	–	(92)
		Write-up of subsidiaries
		(Note 35)	11,955	–	–	–	11,955
		Other movements	–	–	–	22	22

		At 31 December 2004	94,885	4,712	1,885	581	102,063

		‘Loans to HSBC undertakings’ includes qualifying or regulatory capital and similar financing which can only be repaid by the relevant HSBC undertaking with the consent of its local regulatory authority.

		On the historical cost basis, shares in HSBC undertakings would have been included as follows:
		2004	2003
		US$m	US$m

	Cost less provisions of US$283 million (2003: US$191 million)	29,842	26,224

(b)	The principal subsidiary undertakings of HSBC Holdings are:

Country
	of incorporation or	Principal	Issued equity
	registration	activity	capital
Europe
CCF S.A. (99.99% owned)	France	Banking	€372m
HFC Bank Limited	England	Financial services	£109m
HSBC Asset Management (Europe) Limited	England	Investment banking	£142m
HSBC Asset Finance (UK) Limited	England	Finance	£265m
HSBC Bank A.S.	Turkey	Banking	TRL277bn
HSBC Bank Malta p.l.c. (70.03% owned)	Malta	Banking	Lm9m
HSBC Bank Middle East Limited	Jersey	Banking	US$331m
HSBC Bank plc (directly owned)	England	Banking	£797m
HSBC Guyerzeller Bank AG	Switzerland	Private banking	SFr95m
HSBC Insurance Brokers Limited	England	Insurance	£2.8m
HSBC Life (UK) Limited	England	Insurance	£94m
HSBC Private Bank (Guernsey) Limited	Guernsey	Private banking	US$5m	[1]
HSBC Private Bank (Suisse) S.A.	Switzerland	Private banking	SFr683m
HSBC Private Bank (UK) Limited
(formerly HSBC Republic Bank (UK) Limited)	England	Private banking	£152m
HSBC Trinkaus & Burkhardt KGaA
(partnership limited by shares, 73.47% owned)	Germany	Banking	€70m

Hong Kong
Hang Seng Bank Limited (62.14% owned)	Hong Kong	Banking	HK$9,559m
HSBC Insurance (Asia) Limited	Hong Kong	Insurance	HK$125m
HSBC Life (International) Limited	Bermuda	Retirement benefits and life assurance	HK$327m
The Hongkong and Shanghai Banking Corporation
Limited	Hong Kong	Banking	HK$22,494m

Rest of Asia-Pacific
HSBC Bank Australia Limited	Australia	Banking	A$811m
HSBC Bank Egypt S.A.E. (94.53% owned)	Egypt	Banking	E£500m
HSBC Asset Management (Taiwan) Ltd	Taiwan	Investment banking	TWD788m
HSBC Bank Malaysia Berhad	Malaysia	Banking	RM$114m

Back to Contents

Country
	of incorporation or	Principal	Issued equity
	registration	activity	capital
North America
The Bank of Bermuda Limited	Bermuda	Financial services	US$30m
HSBC Bank Canada	Canada	Banking	C$1,125m
HSBC Bank USA, N.A.	United States	Banking	US$2m
HSBC Finance Corporation	United States	Financial services	US$1,100m
HSBC Mexico S.A. (99.74% owned)	Mexico	Banking	MXP3,399m
HSBC Securities (USA) Inc.	United States	Investment Banking	–	[2]
HSBC Technology & Services (USA) Inc.	United States	Technology	–	[2]

South America
HSBC Bank Argentina S.A. (99.99% owned)	Argentina	Banking	ARS1,110m
HSBC Bank Brasil S.A. – Banco Múltiplo	Brazil	Banking	BRL1,761m
HSBC La Buenos Aires Seguros S.A. (99.52% owned)	Argentina	Insurance	ARS44m
HSBC Seguros (Brasil) S.A. (97.90% owned)	Brazil	Insurance Pension fund	BRL194m
Máxima S.A. AFJP (59.99% owned)	Argentina	management	ARS84m

1	HSBC also owns 100% of the issued redeemable preference share capital of US$17 million.
2	Issued equity capital is less than US$1 million.

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

(c)	Acquisitions

HSBC made the following acquisitions of subsidiary undertakings or business operations in 2004, which were accounted for on an acquisition basis:

	(i)	On 18 February 2004, HSBC acquired the entire share capital of the Bank of Bermuda for a cash consideration of US$1,224 million. Goodwill of US$651 million arose from this acquisition.

	(ii)	On 31 May 2004, HSBC Bank Canada, a wholly-owned subsidiary of HSBC, acquired Intesa Bank Canada for a cash consideration of US$88 million. No goodwill arose from this acquisition.

	(iii)	On 22 December 2004, Grupo Financiero HSBC S. A. de C. V., a subsidiary of HSBC, acquired Allianz Rentas Vitalicias for a cash consideration of US$30 million. Negative goodwill of US$7 million arose from this acquisition.

	(iv)	On 9 November 2004, HSBC Bank plc, a wholly-owned subsidiary of HSBC, acquired 100 per cent of Marks and Spencer Retail Financial Services Holdings Ltd and subsidiary companies for a cash consideration of US$1,044 million. Goodwill of US$509 million arose from the acquisition.

	(v)	On 19 August 2004, HSBC Bank Brasil S. A. – Banco Múltiplo, a wholly-owned subsidiary of HSBC, acquired the consumer finance operations of Indusval Multistock Group for a cash consideration of US$126 million. Goodwill of US$50 million arose from this acquisition.

	(vi)	On 22 September 2004, The Bank of Bermuda Limited, a wholly-owned subsidiary of HSBC, acquired the entire share capital of BoE International Fund Services Limited and BoE International Fund Managers Limited for a cash consideration of US$5 million. Goodwill of US$4 million arose from this acquisition.

	(vii)	On 29 November 2004, HSBC Bank Brasil S. A. – Banco Múltiplo, a wholly-owned subsidiary of HSBC, acquired CrediMatone S. A. for a cash consideration of US$11 million. Goodwill of US$11 million arose from this acquisition.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

(viii)	Increase in stake in an existing subsidiary is excluded from the table below. On 20 April 2004, HSBC increased its stake in HSBC Guyerzeller Bank AG from 93.51 per cent to 100 per cent for a cash consideration of US$17 million. Goodwill of US$5 million arose from this acquisition.

The assets and liabilities at the dates of acquisition and the total consideration paid are set out in the following table. The adjustments in the table below primarily represent revaluations reflecting the recognition of the fair value of financial instruments and tangible fixed assets acquired, and adjustments to provisions and other liabilities.

The fair value of the assets and liabilities acquired have been determined on a provisional basis pending completion of the fair value appraisal process.

	Book	Accounting policy		Fair
	value	alignments	Revaluations	value
	US$m	US$m	US$m	US$m
At date of acquisition
Cash and balances at central banks	74	–	–	74
Items in the course of collection from other banks	23	–	–	23
Loans and advances to banks[1]	6,020	–	–	6,020
Loans and advances to customers	7,729	–	51	7,780
Debt securities	5,720	–	11	5,731
Equity shares	34	–	5	39
Tangible fixed assets	145	–	76	221
Other asset categories	1,241	6	(4)	1,243
Deposits by banks	(1,429)	–	–	(1,429)
Customer accounts	(15,076)	–	(90)	(15,166)
Debt securities in issue	(869)	–	10	(859)
Provisions for liabilities and charges	(54)	–	(29)	(83)
Other liability categories	(2,223)	–	(61)	(2,284)

Net assets acquired	1,335	6	(31)	1,310

Goodwill attributable:
Subsidiaries (Note 23)				1,218

Total consideration including costs of acquisition				2,528

1	Includes cash equivalent balances of US$40 million.

26	Other assets

	2004	2003
	US$m	US$m

Bullion	3,180	2,230
Assets, including gains, resulting from off-balance-sheet interest rate, exchange rate and equities contracts which are marked to market	32,188	27,652
Current taxation recoverable	219	190
Deferred taxation (Note 31a)	2,581	2,942
Long-term assurance assets attributable to policyholders	19,618	15,634
Other accounts	15,712	14,480

	73,498	63,128

Back to Contents

The composition of the net tangible assets relating to long-term assurance and retirement funds is as follows:

		2004	2003
		US$m	US$m

	Loans and advances to banks – with HSBC companies	376	299
	Debt securities	9,772	8,070
	Equity shares	6,483	5,301
	Other assets	3,371	2,157
	Prepayments and accrued income	109	93
	Other liabilities	(493)	(286)

		19,618	15,634
	Own shares held	157	140

	Total (Note 30)	19,775	15,774

	Own shares held are deducted from retained profits (see note 35). They have been included above to reconcile to the long-term assurance liabilities attributable to policyholders in Note 30.

27	Deposits by banks

	2004	2003
	US$m	US$m

Repayable on demand	25,420	25,066
With agreed maturity dates or periods of notice, by remaining maturity
– 3 months or less but not repayable on demand	45,723	34,313
– 1 year or less but over 3 months	6,944	5,299
– 5 years or less but over 1 year	3,509	4,192
– over 5 years	1,943	1,556

	83,539	70,426

Amounts include:
Due to associates	80	28

The composition of deposits by banks on a geographical basis is set out below:

		2004			2003

			Non			Non
		Interest-	interest-		Interest-	interest-
		bearing	bearing	Total	bearing	bearing	Total
		US$m	US$m	US$m	US$m	US$m	US$m

	Europe	51,412	3,792	55,204	42,697	4,803	47,500
	Hong Kong	3,164	1,161	4,325	3,716	1,061	4,777
	Rest of Asia-Pacific	6,648	1,398	8,046	5,700	1,267	6,967
	North America	13,717	1,567	15,284	9,564	790	10,354
	South America	578	102	680	812	16	828

		75,519	8,020	83,539	62,489	7,937	70,426

	The geographical analysis of deposits is based on the location of the office in which the deposits are recorded.

28	Customer accounts

	2004	2003
	US$m	US$m

Repayable on demand	397,151	323,250
With agreed maturity dates or periods of notice, by remaining maturity
– 3 months or less but not repayable on demand	242,630	210,717
– 1 year or less but over 3 months	30,825	24,061
– 5 years or less but over 1 year	18,954	13,183
– over 5 years	4,191	1,919

	693,751	573,130

Amounts include:
Due to joint ventures	16	25
Due to associates	965	439

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

The composition of customer accounts on a geographical basis is set out below:

	2004			2003

		Non			Non
	Interest-	interest-		Interest-	interest-
	bearing	bearing	Total	bearing	bearing	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Europe	261,110	31,803	292,913	215,356	27,368	242,724
Hong Kong	163,669	14,699	178,368	152,505	11,519	164,024
Rest of Asia-Pacific	67,861	10,752	78,613	58,651	6,790	65,441
North America	111,326	21,574	132,900	79,112	14,884	93,996
South America	9,017	1,940	10,957	5,533	1,412	6,945

	612,983	80,768	693,751	511,157	61,973	573,130

The geographical analysis of customer accounts is based on the locations of the offices in which the customer accounts are recorded.

29	Debt securities in issue

		2004	2003
		US$m	US$m

	Bonds and medium-term notes, by remaining maturity
	– within 1 year	34,987	29,979
	– between 1 and 2 years	25,808	16,950
	– between 2 and 5 years	49,985	33,578
	– over 5 years	23,318	30,081

		134,098	110,588
	Other debt securities in issue, by remaining maturity
	– 3 months or less	54,402	30,115
	– 1 year or less but over 3 months	10,052	3,716
	– 5 years or less but over 1 year	8,753	8,726
	– over 5 years	1,288	417

		208,593	153,562

The following table analyses bond and medium-term notes with original maturities greater than one year:

	2004	2003
	US$m	US$m

Fixed rate:
8.875% Adjustable Conversion-Rate Equity Security Units	594	609
8.375% debentures; due 2007	100	102
Federal Home Loan Bank of New York (‘FHLB’) advances – 2.01% to 7.24%; due 2005 to 2033	13	17
3.99% senior debt; due 2044	557	–
Secured financing:
1.14% to 3.99%; due 2005 to 2008	2,805	3,665
4.00% to 4.99%; due 2005 to 2006	401	445
5.00% to 5.49%; due 2005 to 2007	533	555
5.50% to 5.99%; due 2005	105	411
7.00% to 7.49%; due 2005	206	665
7.50% to 7.99%; due 2005	11	17
8.00% to 8.99%; due 2005	12	18
Other fixed rate senior debt:
2.15% to 3.99%; due 2005 to 2010	8,378	4,014
4.00% to 4.99%; due 2005 to 2023	11,685	8,373
5.00% to 5.49%; due 2005 to 2023	5,358	5,052
5.50% to 5.99%; due 2005 to 2024	7,495	6,375
6.00% to 6.49%; due 2005 to 2033	9,074	9,834
6.50% to 6.99%; due 2005 to 2033	9,779	9,442
7.00% to 7.49%; due 2005 to 2032	6,876	6,917
7.50% to 7.99%; due 2005 to 2032	8,002	7,968
8.00% to 9.25%; due 2005 to 2012	3,694	3,636

	75,678	68,115

Back to Contents

	2004	2003
	US$m	US$m

Fixed rate	75,678	68,115
Variable interest rate:
Secured financings – 2.52% to 5.15%; due 2005 to 2010	19,743	26,363
Other variable interest rate senior debt – 2.16% to 6.07%; due 2005 to 2018	10,571	8,506
Secured financings – 0.96% to 2.61%; due 2006 to 2036	10,291	30
FHLB advances – 2.02% to 3.99%; due 2006 to 2008	5,000	–
7.97% Securitisation; due 2005 to 2009	3,327	–
Other variable interest rate senior debt – 2.20% to 2.60%; due 2005 to 2040	890	175
Others	8,598	7,399

	134,098	110,588

30	Other liabilities

			2004	2003
			US$m	US$m

	Short positions in securities
	Debt securities	:
	Government securities		33,278	23,881
	Other public sector securities		–	27
	Other debt securities		6,604	3,856

			39,882	27,764
	Treasury bills and other eligible bills		3,980	935
	Equity shares		2,598	1,428

			46,460	30,127
	Liabilities, including losses, resulting from off-balance sheet interest rate,
	exchange rate and equities contracts which are marked-to-market		35,394	28,534
	Current taxation		1,654	2,069
	Obligations under finance leases		695	585
	Dividend payable by HSBC Holdings		4,205	3,936
	Long-term assurance liabilities attributable to policyholders (Note 26)		19,775	15,774
	Other liabilities		15,132	13,644

			123,315	94,669

	Short positions in debt securities are in respect of securities
	– due within 1 year		1,316	1,317
	– due 1 year and over		38,566	26,447

			39,882	27,764

	– listed		36,972	23,986
	– unlisted		2,910	3,778

			39,882	27,764
	Obligations under finance leases fall due
	– within 1 year		25	25
	– between 1 and 5 years		40	20
	– over 5 years		630	540

			695	585

31	Provisions for liabilities and charges

(a)	Deferred taxation

		HSBC
	HSBC	Holdings
	US$m	US$m

At 1 January 2004	(1,272)	93
Charge/(release) to profit and loss account (Note 7)	890	(18)
Movements arising from acquisitions and disposals	(32)	–
Exchange and other movements	(101)	–

At 31 December 2004	(515)	75

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	HSBC		HSBC Holdings

	2004	2003	2004	2003
	US$m	US$m	US$m	US$m

Included in ‘Provisions for liabilities and charges’	2,066	1,670	75	93
Included in ‘Other assets’ (Note 26)	(2,581)	(2,942)	–	–

Net deferred taxation (asset)/provision	(515)	(1,272)	75	93

Comprising:
Accelerated capital allowances	88	116	–	–
Timing differences on lease income	1,921	1,586	–	–
Provision for bad and doubtful debts	(2,407)	(2,828)	–	–
Relief for losses brought forward	(115)	(231)	–	–
Other short-term timing differences	(2)	85	75	93

	(515)	(1,272)	75	93

There is no material deferred taxation liability not provided for.

At 31 December 2004, there were potential future tax benefits of approximately US$973 million (2003: US$963 million) in respect of trading losses, allowable expenditure charged to the profit and loss account but not yet allowed for tax, and capital losses which have not been recognised because recoverability of the potential benefits is not considered likely.

(b)	Other provisions for liabilities and charges

	Provisions for
	pension and	Provisions for
	other post-	contingent
	retirement	liabilities and	Insurance	Other
	obligations	commitments	provisions	Provisions	Total
	US$m	US$m	US$m	US$m	US$m

At 1 January 2004	1,382	735	2,159	802	5,078
Additional provisions/increase in provisions[1]	147	27	812	258	1,244
Acquisition of subsidiaries	46	20	–	16	82
Provisions utilised	(68)	(119)	(603)	(333)	(1,123)
Exchange and other movements	230	128	(162)	55	251

At 31 December 2004	1,737	791	2,206	798	5,532

1	The increase in ‘other provisions’ includes unwinding of discounts of US$12 million (2003: US$9 million) in relation to vacant space provisions and US$19 million (2003: US$18 million) in relation to Brazilian labour claims provisions.

Included within ‘Provisions for contingent liabilities and commitments’ are provisions for the costs of possible redress relating to the sales of certain personal pension plans of US$54 million (2003: US$16 million). This is the result of an actuarial calculation extrapolated from a sample of cases and the timing of the expenditure depends on settlement of the individual claims.

Included within ‘Other provisions’ are:

(i)	Provisions for onerous property contracts of US$202 million (2003: US$203 million), of which US$66 million (2003: US$72 million) relates to discounted future costs associated with leasehold properties that became vacant as a consequence of HSBC’s move to Canary Wharf in 2002. The provisions cover rent voids whilst finding new tenants, shortfalls in expected rent receivable compared to rent payable and costs of refurbishing the buildings to attract tenants. Uncertainties relate to movements in market rents, the delay in finding new tenants and the timing of rental reviews.

(ii)	Labour, civil and fiscal litigation provisions in HSBC Brazilian operations of US$231 million 2003: US$286 million). This relates to labour and overtime litigation claims brought by employees after leaving the bank. The provision is based on the expected number of departing employees, their individual salaries and historical trends. The timing of settlement of these potential claims is uncertain.

Back to Contents

32	Subordinated liabilities

	2004	2003
	US$m	US$m

Undated subordinated loan capital:
Other HSBC	3,686	3,617

Dated subordinated loan capital:
HSBC Holdings	9,669	5,970
Other HSBC	13,131	11,610

	22,800	17,580

Total subordinated liabilities:
HSBC Holdings	9,669	5,970
Other HSBC	16,817	15,227

	26,486	21,197

Dated subordinated loan capital is repayable
– within 1 year	749	858
– between 1 and 2 years	807	718
– between 2 and 5 years	2,941	1,863
– over 5 years	18,303	14,141

	22,800	17,580

The total subordinated borrowings of HSBC Holdings were as follows:

		2004	2003
		US$m	US$m
Amounts owed to third parties
Amounts falling due after more than 1 year:
€2,000m	Callable subordinated floating rate notes 2014[1]	2,730	–
US$1,400m	5.25% subordinated notes 2012	1,394	1,394
€1,000m	5.375% subordinated notes 2012	1,360	1,257
£650m	5.75% subordinated notes 2027	1,250	1,153
US$1,000m	7.5% subordinated notes 2009	999	999
US$488m	7.625% subordinated notes 2032	481	–
£250m	9.875% subordinated bonds 2018[2]	478	440
€300m	5.5% subordinated notes 2009	409	378
US$350m	Subordinated step-up coupon floating rate notes 2010[1]	350	349
US$222m	7.35% subordinated notes 2032	218	–

		9,669	5,970

Back to Contents

H S B C   H O L D I N G S    P L C

Notes on the Financial Statements (continued)

		2004	2003
		US$m	US$m
Amounts owed to HSBC undertakings
Amounts falling due after more than 1 year:
€1,400m	5.3687% fixed/floating subordinated notes 2043 –
	HSBC Capital Funding (Euro 2) LP	1,894	1,748
US$1,350m	9.547% subordinated step-up cumulative notes 2040 –
	HSBC Capital Funding (Dollar 1) LP	1,338	1,338
US$1,250m	4.61% fixed/floating subordinated notes 2043 –
	HSBC Capital Funding (Dollar 2) LP	1,238	1,237
€750m	5.13% fixed/floating subordinated notes 2044 –
	HSBC Capital Funding (Euro 3) LP.	1,012	–
£500m	8.208% subordinated step-up cumulative notes 2040 –
	HSBC Capital Funding (Sterling 1) LP	958	884
US$900m	10.176% subordinated step-up cumulative notes 2040 –
	HSBC Capital Funding (Dollar 1) LP	891	889
€600m	8.03% subordinated step-up cumulative notes 2040 –
	HSBC Capital Funding (Euro 1) LP.	812	749

		8,143	6,845

		17,812	12,815

		2004	2003
		US$m	US$m
HSBC Holdings’ dated subordinated loan capital is repayable
–	between 2 and 5 years	1,408	–
–	over 5 years	16,404	12,815

		17,812	12,815

1	The interest margins on the callable subordinated floating rate notes 2014 and the subordinated step-up coupon floating rate notes 2010 increase by 0.5 per cent from September 2009 and April 2005, respectively. The notes are repayable from their step up date at the option of the borrower, subject to the prior consent of the Financial Services Authority.
2	The interest rate on the 9.875 per cent subordinated bonds 2018 changes in April 2013 to become the higher of (i) 9.875 per cent or (ii) the sum of the yield on the relevant benchmark treasury stock plus 2.5 per cent. The bonds may be redeemed in April 2013 at par and redemption has also been allowed from April 1998, subject to the prior consent of the Financial Services Authority, for an amount based on the redemption yields of the relevant benchmark treasury stocks.

Back to Contents

       At 31 December 2004, the other HSBC subordinated borrowings were as follows:

		2004	2003
		US$m	US$m

US$1,200m	Primary capital subordinated undated floating rate notes	1,200	1,200
US$1,000m	4.625% subordinated notes 2014	997	–
US$1,000m	5.875% subordinated notes 2034	993	–
£500m	5.375% subordinated notes 2033	964	893
€600m	4.25% Callable subordinated notes 2016[1]	819	756
US$750m	Undated floating rate primary capital notes	750	750
£350m	5.375% Callable subordinated step-up notes 2030[2]	677	–
£350m	Callable subordinated variable coupon notes 2017[3]	677	625
£350m	5% Callable subordinated notes 2023[4]	676	625
£300m	6.5% subordinated notes 2023	577	532
US$500m	Undated floating rate primary capital notes	500	500
US$500m	7.625% subordinated notes 2006	500	500
US$400m	8.625% subordinated notes 2004	–	400
£225m	6.25% subordinated notes 2041	432	399
US$375m	Subordinated step-up coupon floating rate notes 2009[5]	–	375
£200m	9% subordinated notes 2005	385	357
US$300m	10% trust preferred securities 2030	306	329
US$300m	Undated floating rate primary capital notes (Series 3)	300	300
US$300m	6.95% subordinated notes 2011	300	300
US$300m	7.65% subordinated notes 2025[8]	300	299
US$300m	7% subordinated notes 2006	300	299
£150m	9.25% step-up undated subordinated notes[6]	290	268
£150m	8.625% step-up undated subordinated notes[7]	290	268
US$250m	5.875% subordinated notes 2008	237	233
JP¥24,800m	Fixed rate (5.0% to 5.5%) Subordinated Loans 2004	–	232
US$250m	7.20% subordinated debentures 2097	216	216
US$200m	8.25% trust preferred securities 2031	204	209
US$200m	7.50% trust preferred securities 2031	203	207
BRL608m	Subordinated debentures 2008	229	210
US$200m	6.625% subordinated notes 2009	200	200
US$200m	7.808% capital securities 2026	200	200
US$200m	8.38% capital securities 2027	200	200
	Other subordinated liabilities less than US$200m	2,895	3,345

		16,817	15,227

Subordinated loan capital is repayable at par on maturity, but some is repayable prior to maturity at the option of the borrower, generally with the consent of the Financial Services Authority, in certain cases at a premium over par. Interest rates on the floating rate loan capital are related to interbank offered rates. On the remaining subordinated loan capital, interest is payable at fixed rates up to 9.25 per cent.

1	The interest rate on the 4.25 per cent Callable subordinated notes changes in March 2011 to three-month EURIBOR plus 1.05 per cent.
2	The interest rate on the 5.375 per cent Callable subordinated step-up notes 2030 changes in November 2025 to three month sterling LIBOR plus 1.50 per cent.
3	The interest rate on the Callable subordinated variable coupon notes is fixed at 5.75 per cent until June 2012. Thereafter, the rate per annum is the sum of the gross redemption yield of the then prevailing five-year UK gilt plus 1.70 per cent.
4	The interest on the 5 per cent Callable subordinated notes changes in March 2018 to become the rate per annum which is the sum of the gross redemption yield of the prevailing five-year UK gilt plus 1.80 per cent.
5	The subordinated step-up coupon floating rate notes 2009 were called and repaid by the borrower in August 2004.
6	The interest rate on the 9.25 per cent step-up undated subordinated notes changes in December 2006 to become, for each successive five year period, the rate per annum which is the sum of the yield on the then five year benchmark UK gilt plus 2.15 per cent.
7	The interest rate on the 8.625 per cent step-up undated subordinated notes changes in December 2007 to become, for each successive five year period, the rate per annum which is the sum of the yield on the then five year benchmark UK gilt plus 1.87 per cent.
8	The 7.65 per cent Subordinated notes are repayable at the option of each of the holders in May 2007.

Footnotes 1 to 7 all relate to notes that are repayable at the option of the borrower on the date of the change of the interest rate, and at subsequent interest rate reset dates and interest payment dates in some cases, subject to the prior consent of the Financial Services Authority.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

33	Minority interests – non-equity

Preference shares issued by subsidiaries:

		2004	2003
		US$m	US$m

€1,400m	5.3687% Non-cumulative Step-up Perpetual Preferred Securities[1]	1,908	1,763
£700m	5.844% Non-cumulative Step-up Perpetual Preferred Securities[2]	1,354	1,250
US$1,350m	9.547% Non-cumulative Step-up Perpetual Preferred Securities, Series 1[1]	1,338	1,338
US$1,250m	4.61% Non-cumulative Step-up Perpetual Preferred Securities[1]	1,250	1,250
€750m	5.13% Non-cumulative Step-up Perpetual Preferred Securities[1]	1,025	–
£500m	8.208% Non-cumulative Step-up Perpetual Preferred Securities[1]	958	884
US$900m	10.176% Non-cumulative Step-up Perpetual Preferred Securities, Series 2[1]	889	889
€600m	8.03% Non-cumulative Step-up Perpetual Preferred Securities[1]	812	749
£300m	5.862% Non-cumulative Step-up Perpetual Preferred Securities[2]	580	–
US$150m	Depositary shares each representing 25% interest in a share of adjustable rate cumulative preferred stock, Series D3	150	150
US$150m	Cumulative preferred stock[4]	150	150
US$125m	Dutch auction rate transferable securities preferred stock, Series A and B5	125	125
CAD125m	Non-cumulative redeemable class 1 preferred shares, Series A	104	96
US$75m	Cumulative preferred stock	75	75

		10,718	8,719

1	See Step-up Perpetual Preferred Securities, note (a) Guaranteed by HSBC Holdings.
2	See Step-up Perpetual Preferred Securities, note (b) Guaranteed by HSBC Bank.
3	The preferred stock has been redeemable, at the option of HSBC USA Inc., in whole or in part from 1 July 1999 at par.
4	The preferred stock is redeemable at the option of HSBC USA Inc., in whole or in part, at any time on or after 1 October 2007 at par.
5	The preferred stock of each series is redeemable at the option of HSBC USA Inc., in whole or in part, on any dividend payment date at par.

The redemption of all preference shares is subject to the prior consent of the Financial Services Authority and, where relevant, the local banking regulator.

Step-up Perpetual Preferred Securities

(a)	Guaranteed by HSBC Holdings

The seven issues of Non-cumulative Step-up Perpetual Preferred Securities (footnote 1) were made by Jersey limited partnerships and are guaranteed, on a subordinated basis, by HSBC Holdings. The proceeds of the issues were on-lent to HSBC Holdings by the limited partnerships by issue of subordinated notes. The Preferred Securities qualify as innovative tier 1 capital for HSBC. The Preferred Securities, together with the guarantee, are intended to provide investors with rights to income and capital distributions and distributions upon liquidation of HSBC Holdings that are equivalent to the rights that they would have had if they had purchased non-cumulative perpetual preference shares of HSBC Holdings.

The Preferred Securities are perpetual, but redeemable in 2014, 2010, 2013, 2016, 2030, 2015 and 2012 respectively at the option of the general partner of the limited partnerships. If not redeemed the distributions payable step-up and become floating rate or, for the sterling issue, for each successive five-year period, the sum of the then five-year benchmark UK gilt plus a margin. There are limitations on the payment of distributions if prohibited under UK banking regulations or other requirements, if a payment would cause a breach of HSBC’s capital adequacy requirements, or if HSBC Holdings has insufficient distributable reserves (as defined).

HSBC Holdings has covenanted that if it is prevented under certain circumstances from paying distributions on the Preferred Securities in full, it will not pay dividends or other distributions in respect of its ordinary shares, or effect repurchase or redemption of its ordinary shares, until after a distribution has been paid in full.

If (i) HSBC’s total capital ratio falls below the regulatory minimum ratio required, or (ii) the Directors expect that, in view of the deteriorating financial condition of HSBC Holdings, (i) will occur in the near term, then the Preferred Securities will be substituted by Preference Shares of HSBC Holdings having economic terms which are in all material respects equivalent to those of the Preferred Securities and the guarantee taken together.

Back to Contents

(b) Guaranteed by HSBC Bank

The two issues of Non-cumulative Step-up Perpetual Preferred Securities (footnote 2) were made by Jersey limited partnerships and are guaranteed, on a subordinated basis, by HSBC Bank. The proceeds of the issues were on-lent to HSBC Bank by the limited partnerships by issue of subordinated notes. The Preferred Securities qualify as innovative tier 1 capital for HSBC and for HSBC Bank on a solo and consolidated basis and, together with the guarantee, are intended to provide investors with rights to income and capital distributions and distributions upon liquidation of HSBC Bank that are equivalent to the rights they would have had if they had purchased non-cumulative perpetual preference shares of HSBC Bank.

The Preferred Securities are perpetual, but redeemable in 2031 and 2020, respectively, at the option of the general partner of the limited partnerships. If not redeemed the distributions payable step-up and become floating rate. The same limitations on the payment of distributions applies to HSBC Bank, as to HSBC, as above, and HSBC Bank has provided a similar covenant to that provided by HSBC Holdings, also as above.

If (i) any Preferred Securities are outstanding in November 2048 or April 2049, respectively, or (ii) the total capital ratio of HSBC Bank on a solo and consolidated basis falls below the regulatory minimum ratio required, or (iii) in view of the deteriorating financial condition of HSBC Bank, the Directors expect (ii) to occur in the near term, then the Preferred Securities will be substituted by Preference Shares of HSBC Bank having economic terms which are in all material respects equivalent to those of the Preferred Securities and the guarantee taken together.

34	Called up share capital

Authorised

The authorised ordinary share capital of HSBC Holdings at 31 December 2004, 2003 and 2002 was US$7,500 million divided into 15,000 million ordinary shares of US$0.50 each, and £301,500 divided into 301,500 non-voting deferred shares of £1 each.

At 31 December 2004, 2003 and 2002, the authorised preference share capital of HSBC Holdings was 10 million non-cumulative preference shares of £0.01 each, 10 million non-cumulative preference shares of US$0.01 each, and 10 million non-cumulative preference shares of €0.01 each.

Issued
	Number of
	HSBC
	Holdings
	ordinary shares	US$m

At 1 January 2004	10,960,018,480	5,481
Shares issued in connection with the early settlement of HSBC Finance Corporation 8.875 per cent Adjustable Conversion-Rate Equity Security Units	1,590,319	1
Shares issued under HSBC Finance Corporation share plans	293,254	–
Shares issued to QUEST	1,079,099	–
Shares issued under other employee share plans	49,052,156	25
Shares issued in lieu of dividends	160,042,242	80

At 31 December 2004	11,172,075,550	5,587

At 1 January 2003	9,480,820,796	4,741
Shares issued on acquisition of HSBC Finance Corporation	1,273,297,057	637
Shares issued in connection with the early settlement of HSBC Finance Corporation 8.875 per cent Adjustable Conversion-Rate Equity Security Units	51,072,691	26

Shares issued under HSBC Finance Corporation share plans	26,576	–
Shares issued to QUEST	2,200,630	1
Shares issued under other employee share plans	33,858,455	17
Shares issued in lieu of dividends	118,742,275	59

At 31 December 2003	10,960,018,480	5,481

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	Number of
	HSBC Holdings
	ordinary shares	US$m

At 1 January 2002	9,354,627,521	4,678
Shares issued to QUEST	6,147,311	3
Shares issued under other employee share plans	30,460,369	15
Shares issued in lieu of dividends	89,585,595	45

At 31 December 2002	9,480,820,796	4,741

The 301,500 non-voting deferred shares were in issue throughout 2002, 2003 and 2004 and are held by a subsidiary undertaking of HSBC Holdings.

Options outstanding to subscribe for HSBC Holdings ordinary shares under the HSBC Holdings Group Share Option Plan, HSBC Holdings Executive Share Option Scheme, and HSBC Holdings savings-related share option plans are as follows:

	Number of
	HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2004	374,369,127	2005 to 2014	£2.1727 – £9.642
31 December 2003	347,007,843	2004 to 2013	£2.1727 – £9.642
31 December 2002	307,522,913	2003 to 2012	£2.1727 – £9.642

Following the acquisition of CCF in 2000, outstanding employee share options over CCF shares vested. On exercise of the options, the CCF shares are exchangeable for HSBC Holdings ordinary shares in the same ratio as for the acquisition of CCF (13 HSBC Holdings ordinary shares for each CCF share).

During 2004, 451,080 (2003: 226,000; 2002: 229,066) CCF shares were issued following the exercise of employee share options and exchanged for 5,864,040 HSBC Holdings ordinary shares (2003: 2,938,000; 2002: 2,977,858) and 1,000 (2003: 7,000) CCF shares were issued following the exercise of employee share options and will be exchanged for 13,000 (2003: 91,000) HSBC Holdings ordinary shares on the fifth anniversary of the award. During 2004, options over 800 (2003: 100; 2002: nil) CCF shares lapsed. During 2004, 9,500 (2003: 2,500; 2002: 5,000) CCF shares previously issued following the exercise of employee share options were exchanged for 123,500 (2003: 32,500; 2002: 65,000) HSBC Holdings ordinary shares. At 31 December 2004, 1,500 (2003: 10,000; 2002: 5,500) CCF shares were in issue and will be exchanged for HSBC Holdings ordinary shares on the fifth anniversary of the award of the options. There were 2,162,780 CCF employee share options exchangeable for HSBC Holdings ordinary shares outstanding at 31 December 2004 (2003: 2,615,660; 2002: 2,848,760). At 31 December 2004, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 26,787,515 (2003: 32,775,055; 2002: 35,745,555) HSBC Holdings ordinary shares which may be exchanged for CCF shares arising from the exercise of options.

CCF options (including shares issued but not exchanged) effectively outstanding over HSBC Holdings ordinary shares under this arrangement are as follows:

	Number of CCF
	shares exchangeable
	for HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2004	2,164,280	2005 to 2010	€32.78 – €142.5
31 December 2003	2,625,660	2004 to 2010	€32.78 – €142.5
31 December 2002	2,854,260	2003 to 2010	€32.78 – €142.5

There also exist outstanding options over the shares of various CCF subsidiaries which are exchangeable for HSBC Holdings ordinary shares, the details of which are set out in the Directors’ Report on pages 196 to 197 and summarised below. On exercise of options over shares of Sinopia Asset Management (‘Sinopia’) the Sinopia shares are exchangeable for HSBC Holdings ordinary shares in the ratio of 2.143 HSBC Holdings ordinary shares for each Sinopia share. During 2004, 94,000 (2003: 94,400; 2002: 91,200) Sinopia shares were issued following the exercise of employee share options and exchanged for 201,439 (2003: 202,296; 2002: 195,439) HSBC Holdings ordinary shares. During 2004, options over 2,000 (2003: nil; 2002: 25,000) Sinopia shares lapsed. At 31 December 2004, The CCF Employee Benefit Trust 2001 held 281,814 (2003; 483,253; 2002: 685,549) HSBC Holdings ordinary shares which may be exchanged for Sinopia shares arising from the exercise of options.

Back to Contents

Sinopia options effectively outstanding over HSBC Holdings ordinary shares under this arrangement are as follows:

	Number of Sinopia
	shares exchangeable
	for HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2004	125,500	2005	€18.66 – €18.80
31 December 2003	221,500	2004 to 2005	€8.61 – €21.85
31 December 2002	315,900	2003 to 2005	€8.61 – €21.85

Since 2003, on exercise of options over shares of HSBC Private Bank France, the HSBC Private Bank France shares are exchangeable for HSBC Holdings ordinary shares in the ratio of 1.83 HSBC Holdings shares for each HSBC Private Bank France share. During 2004, 101,750 HSBC Private Bank France shares were issued following the exercise of employee share options and exchanged for 184,093 HSBC Holdings ordinary shares. During 2004, options over 126,000 (2003: 293,500) HSBC Private Bank France shares lapsed. At 31 December 2004, 1,125 HSBC Private bank France shares were in issue and will be exchanged for HSBC Holdings ordinary shares on the fourth anniversary of the awards of the options. At 31 December 2004, The CCF Employee Benefit Trust 2001 held 2,294,066 (2003: 1,900,000) HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of options.

HSBC Private Bank France options effectively outstanding over HSBC Holdings ordinary shares under this arrangement are as follows:

	Number of HSBC
	Private Bank France
	shares exchangeable
	for HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2004	1,132,060	2005 to 2012	€10.84 – €22.22
31 December 2003	1,359,810	2004 to 2012	€10.84 – €22.22

On the acquisition of Banque Hervet in 2001, Banque Hervet shares were held in a Plan d’Epargne Entreprise on behalf of Banque Hervet employees to vest and be released to employees over a 5 year period. It was agreed to exchange these Banque Hervet shares, on vesting, for HSBC Holdings ordinary shares in the ratio of 3.46 HSBC Holdings ordinary shares for each Banque Hervet share. During 2004, 44,870 (2003: 8,303; 2002: nil) Banque Hervet shares were released in connection with the vesting of interests in the Plan d’Epargne Entreprise and exchanged for 155,219 (2003: 28,729; 2002: nil) HSBC Holdings ordinary shares. At 31 December 2004, The CCF Employee Benefit Trust 2001 held 612,752 (2003: 767,971; 2002: 796,700) HSBC Holdings ordinary shares which may be exchanged for Banque Hervet shares from the vesting of interests.

Banque Hervet shares to be exchanged for HSBC Holdings ordinary shares under this arrangement are as follows:

	Number of Banque
	Hervet shares
	exchangeable for
	HSBC Holdings
	ordinary shares	Period of vesting

31 December 2004	177,086	2005 – 2006
31 December 2003	221,956	2004 – 2006
31 December 2002	230,259	2003 – 2006

Following the acquisition of HSBC Finance Corporation in 2003, all outstanding options and equity-based awards over HSBC Finance Corporation common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for HSBC Finance Corporation (2.675 HSBC Holdings ordinary shares for each HSBC Finance Corporation common share) and the exercise prices per share adjusted accordingly. During 2004, options over 6,073,291 (2003: 4,755,951) HSBC Holdings ordinary shares were exercised and 5,771,110 (2003: 4,755,951) HSBC Holdings ordinary shares were delivered from The HSBC (Household) Employee Benefit Trust 2003 to satisfy the exercise of these options. During 2004, options over 415,430 (2003: 1,495,103) HSBC Holdings ordinary shares lapsed. At 31 December 2004, The HSBC (Household) Employee Benefit Trust 2003 held 5,645,439 (2003: 12,444,049) HSBC Holdings ordinary shares and 2,200,000 (2003: nil).

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

ADSs which may be used to satisfy the exercise of these options and equity-based awards under the HSBC Finance Corporation share plans.

Options and equity-based awards outstanding over HSBC Holdings ordinary shares under the HSBC Finance Corporation share plans are as follows:

	Number of
	HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2004	41,823,886	2005 to 2021	nil – US$25.40
31 December 2003	48,312,607	2004 to 2021	nil – US$25.40

Prior to its acquisition by HSBC Holdings, HSBC Finance Corporation issued 8.875 per cent Adjustable Conversion-Rate Equity Security Units (‘Units’) consisting of a contract under which the holder agreed to purchase, for US$25 each, HSBC Finance Corporation common shares on 15 February 2006, with an option for early settlement. The Units which remained outstanding following the acquisition of HSBC Finance Corporation were converted into contracts to purchase HSBC Holdings ordinary shares. If a holder of Units elects to settle early, the holder will receive 2.6041 HSBC Holdings ordinary shares per Unit. Units exercised at maturity, 15 February 2006, will entitle the holder to receive a number of shares based on the market value of HSBC Holdings ordinary shares at the time, up to a maximum of 3.1249 HSBC Holdings ordinary shares for each Unit. During 2004, 1,590,319 (2003: 51,072,691) HSBC Holdings ordinary shares were issued in connection with the early settlement of 610,700 (2003: 19,612,420) Units.

The maximum number of Units outstanding over HSBC Holdings ordinary shares are as follows:

	Number of Units
	exchangeable for
	HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2004	1,439,840	2005 to 2006	US$8.00 – US$9.60
31 December 2003	2,050,540	2004 to 2006	US$8.00 – US$9.60

Prior to its acquisition by HSBC Holdings, HSBC Finance Corporation issued US$1,220,793,000 Zero Coupon Convertible Senior Debentures due 2021. The debentures which remained outstanding following the acquisition of HSBC Finance Corporation were converted into rights to receive HSBC Holdings ordinary shares. Upon the occurrence of certain events, a holder could have elected to exchange these debentures and would have received 24.13385 HSBC Holdings ordinary shares per US$1,000 principal amount of debentures. During 2004, nil (2003: nil) HSBC Holdings ordinary shares were issued in connection with the conversion of these debentures and in August 2004, the entire outstanding principal amount of US$8,000 was repurchased.

The principal amount of these debentures outstanding over HSBC Holdings ordinary shares are as follows:

Principal amount
of debentures
exchangeable for
HSBC Holdings
	ordinary shares	Period of exercise	Conversion value

31 December 2004	–	–	–
31 December 2003	US$8,000	2004 to 2021	US$41.44

Following the acquisition of Bank of Bermuda on 18 February 2004, all outstanding employee share options over Bank of Bermuda shares were converted into rights to receive HSBC Holdings ordinary shares based on the consideration of US$40 for each Bank of Bermuda share and the average closing price of HSBC Holdings ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days preceding the closing date of the acquisition. During 2004, options over 744,727 HSBC Holdings ordinary shares were exercised and 744,727 HSBC Holdings ordinary shares delivered from the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 to satisfy the exercise of these options. During 2004, options over 23,500 HSBC Holdings ordinary shares lapsed. At 31 December 2004, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 3,255,273 HSBC Holdings ordinary shares which may be used to satisfy the exercise of options.

Back to Contents

Options outstanding over HSBC Holdings ordinary shares under the Bank of Bermuda share plans are as follows:

	Number of
	HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2004	4,569,967	2005 to 2013	US$3.86 – US$18.35

The total obligation at 31 December 2004 to deliver HSBC Holdings ordinary shares under all of the above arrangements and under the HSBC Holdings Restricted Share Plan was 514,846,111 (2003: 496,414,669). The total number of shares at 31 December 2004 held by employee benefit trusts that may be used to satisfy such obligations to deliver HSBC Holdings ordinary shares is 123,108,967 (2003: 110,770,974).

35	Reserves

		HSBC
	HSBC	Holdings	Associates
	US$m	US$m	US$m

Share premium account
At 1 January 2004	4,406	4,406	–
Shares issued to QUEST	17	17	–
Shares issued under other employee option schemes	525	525	–
Shares issued in lieu of dividends	(80)	(80)	–
On redemption of the equity component of HSBC Finance Corporation
8.875 per cent Adjustable Conversion-Rate Equity Security Units	15	15	–
Scrip dividend expenses	(2)	(2)	–

At 31 December 2004	4,881	4,881	–

Other reserves
Reserve in respect of obligations under subsidiary share options:

At 1 January 2004

485

485

–

Reserve in respect of obligations under Bank of Bermuda share options	22	22	–
On exercise of CCF share options	(81)	(81)	–
On exercise of HSBC Finance Corporation share options	(19)	(19)	–
On exercise of Bank of Bermuda share options	(7)	(7)	–
On redemption of the equity component of HSBC Finance Corporation
8.875 per cent Adjustable Conversion-Rate Equity Security Units	(1)	(1)	–

At 31 December 2004	399	399	–
Merger reserve:
At 1 January 2004 and 31 December 2004	21,058	–	–

Total other reserves	21,457	399	–

Revaluation reserves
Investment property revaluation reserve:
At 1 January 2004	207	–	34
Unrealised surplus on revaluation of land and buildings	64	–	12
Transfer to revaluation reserve	11	–	–
Realisation on disposal of properties	(11)	–	–
Exchange and other movements	2	–	–

At 31 December 2004	273	–	46

Revaluation reserve:
At 1 January 2004	1,408	57,041	8
Realisation on disposal of properties	(75)	–	–
Transfer from investment property revaluation reserve	(11)	–	–
Unrealised surplus on revaluation of properties	1,093	–	–
Transfer of depreciation from profit and loss account reserve	(42)	–	–

Net increase in attributable net assets of subsidiary undertakings (Note 25 (a))	–	11,955	–
Exchange and other movements	14	(33)	1

At 31 December 2004	2,387	68,963	9

Total revaluation reserves	2,660	68,963	55

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

		HSBC
	HSBC	Holdings	Associates
	US$m	US$m	US$m
Profit and loss account
At 1 January 2004[1]	41,428	7,060	324
Retained profit/(loss) for the year	4,539	(2,803)	122
Revaluation reserve realised on disposal of properties	86	–	–
Arising on shares issued in lieu of dividends	2,607	2,627	–
Transfer of depreciation to revaluation reserve	42	–	–
Amortisation of shares in restricted share plans	36	14	–
Own shares acquired to meet share awards and share option awards	(345)	(261)	–
Own shares released on vesting of share awards and exercise of options	159	151	–
Net purchases and sales of own shares for market making purposes	98	–	–
Exchange and other movements	3,388	5	–

At 31 December 2004[1]	52,038	6,793	446

1 Includes the balance relating to own shares held. In the 2003 Annual Report and Accounts, the balance relating to own shares held was reported separately together with movements in the year.

Included within the HSBC profit and loss account reserve at 31 December 2004 are retained losses of US$116 million (2003: US$118 million; 2002: US$136 million) attributable to interests in joint ventures.

		HSBC
	HSBC	Holdings	Associates
	US$m	US$m	US$m
Share premium account
At 1 January 2003	3,647	3,647	–
Shares issued to QUEST	26	26	–
Shares issued under other employee option schemes	311	311	–
Shares issued in lieu of dividends	(59)	(59)	–
On redemption of the equity component of HSBC Finance Corporation 8.875 per cent Adjustable Conversion-Rate Equity Security Units	482	482	–
Scrip dividend expenses	(1)	(1)	–

At 31 December 2003	4,406	4,406	–

Other reserves
Reserve in respect of obligations under subsidiary share options:
At 1 January 2003	439	439	–
Reserve in respect of obligations under HSBC Finance Corporation share options	112	112	–
Reserve in respect of obligations under the equity component of HSBC Finance Corporation 8.875 per cent Adjustable Conversion-Rate Equity Security Units	21	21	–
On exercise of CCF share options	(41)	(41)	–
On exercise of HSBC Finance Corporation share options	(28)	(28)	–
On redemption of the equity component of HSBC Finance Corporation 8.875 per cent Adjustable Conversion-Rate Equity Security Units	(18)	(18)	–

At 31 December 2003	485	485	–

Merger reserve:
At 1 January 2003	8,290	–	–
On acquisition of HSBC Finance Corporation	12,768	–	–

At 31 December 2003	21,058	–	–

Total other reserves	21,543	485	–

Back to Contents

		HSBC
	HSBC	Holdings	Associates
	US$m	US$m	US$m
Revaluation reserves
Investment property revaluation reserve:
At 1 January 2003	247	–	44
Unrealised deficit on revaluation of land and buildings	(38)	–	(10)
Transfer to revaluation reserve	(1)	–	–
Realisation on disposal of properties	(2)	–	–
Exchange and other movements	1	–	–

At 31 December 2003	207	–	34

Revaluation reserve:
At 1 January 2003	1,707	36,883	6
Realisation on disposal of properties	(28)	–	–
Transfer from investment property revaluation reserve	1	–	–
Unrealised deficit on revaluation of properties	(292)	–	–
Transfer of depreciation from profit and loss account reserve	(29)	–	–
Net increase in attributable net assets of subsidiary undertakings (Note 25 (a))	–	20,195	–
Exchange and other movements	49	(37)	2

At 31 December 2003	1,408	57,041	8

Total revaluation reserves	1,615	57,041	42

Profit and loss account
At 1 January 2003[1]	32,694	6,055	243
Retained profit/(loss) for the year	2,242	(319)	80
Revaluation reserve realised on disposal of properties	30	–	–
Arising on shares issued in lieu of dividends	1,423	1,423	–
Transfer of depreciation to revaluation reserve	29	–	–
Amortisation of shares in restricted share plans	19	14	–
Own shares acquired to meet share awards and share option awards	(301)	(266)	–
Own shares released on vesting of share awards and exercise of options	162	153	–
Net purchases and sales of own shares for market making purposes	(138)	–	–
Exchange and other movements	5,268	–	1

At 31 December 2003[1]	41,428	7,060	324

1	Includes the balance relating to own shares held. In the 2003 Annual Report and Accounts, the balance relating to own shares held was reported separately together with movements in the year.

		HSBC
	HSBC	Holdings	Associates
	US$m	US$m	US$m
Share premium account
At 1 January 2002	3,373	3,373	–
Shares issued to QUEST	65	65	–
Shares issued under other employee option schemes	254	254	–
Shares issued in lieu of dividends	(45)	(45)	–

At 31 December 2002	3,647	3,647	–

Other reserves
Reserve in respect of obligations under subsidiary share options:
At 1 January 2002	480	480	–
On exercise of CCF share options	(41)	(41)	–

At 31 December 2002	439	439	–

Merger reserve:
At 1 January and 31 December 2002	8,290	–	–

Total other reserves	8,729	439	–

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

		HSBC
	HSBC	Holdings	Associates
	US$m	US$m	US$m
Revaluation reserves
Investment property revaluation reserve:
At 1 January 2002	269	–	46
Unrealised deficit on revaluation of land and buildings	(23)	–	(1)
Transfer of depreciation from profit and loss account reserve	7	–	–
Realisation on disposal of properties	(4)	–	–
Exchange and other movements	(2)	–	(1)

At 31 December 2002	247	–	44

Revaluation reserve:
At 1 January 2002	2,002	32,436	6
Realisation on disposal of properties	(29)	(4)	–
Unrealised deficit on revaluation of properties	(297)	–	–
Transfer of depreciation from profit and loss account reserve	(37)	–	–
Net increase in attributable net assets of subsidiary undertakings	–	4,553	–
Exchange and other movements	68	(102)	–

At 31 December 2002	1,707	36,883	6

Total revaluation reserves	1,954	36,883	50

Profit and loss account
At 1 January 2002[1]	26,596	4,721	255
Retained profit for the year	1,238	266	(11)
Revaluation reserve realised on disposal of properties	33	4	–
Depreciation realised on disposal of properties	37	–	–
Arising on shares issued in lieu of dividends	1,023	1,023	–
Transfer of depreciation to revaluation reserve	(7)	–	–
Amortisation of shares in restricted share plans	19	10	–
Own shares acquired to meet share awards and share option awards	(5)	(11)	–
Own shares released on vesting of share awards and exercise of options	45	42	–
Exchange and other movements	3,715	–	(1)

At 31 December 2002[1]	32,694	6,055	243

1	Includes the balance relating to own shares held. In the 2003 Annual Report and Accounts, the balance relating to own shares held was reported separately together with movements in the year.

The accumulated foreign exchange translation adjustment as at 31 December 2004 increased HSBC’s reserves by US$9,134million (2003: increased by US$5,729 million; 2002: increased by US$411 million).

Cumulative goodwill amounting to US$5,138 million (2003: US$5,138 million; 2002: US$5,138 million) has been charged against reserves in respect of acquisitions of subsidiary undertakings prior to 1 January 1998.

Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of CCF in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value difference of US$8,290 million in respect of CCF and US$12,768 million in respect of HSBC Finance Corporation was transferred to a merger reserve.

Many of HSBC’s banking subsidiary undertakings, joint ventures and associates operate under local regulatory jurisdictions which could potentially restrict the amount of reserves which can be remitted to HSBC Holdings plc in order to maintain local regulatory capital ratios. In addition, the remittance of reserves may result in further taxation liabilities.

The HSBC Qualifying Employee Share Ownership Trust was established in 1999 to satisfy options exercised by UK participants of the HSBC Holdings Savings-Related Share Option Plan. During 2004, HSBC QUEST Trustee (UK) Limited, the corporate trustee of the QUEST, subscribed at market value for 1,079,099 ordinary shares at a total cost of US$17 million (2003: US$27 million; 2002: US$68 million). HSBC provided US$nil (2003: US$nil; 2002: US$nil) for this purpose.

During 2004, 1,592,371 (2003: 3,175,232; 2002: 9,564,355) ordinary shares were transferred from the QUEST to employees who exercised under the HSBC Holdings Savings-Related Share Option Plan. US$17 million (2003: US$27 million; 2002: US$68 million) was received from the share option plan participants. The price paid by option

Back to Contents

holders ranged from £5.2212 to £6.7536 (2003: £4.5206 to £6.7536; 2002: £3.059 to £6.7536) per ordinary share of US$0.50.

At 31 December 2004, the trust held 1,021 (2003: 514,293; 2002: 1,488,895) ordinary shares of US$0.50 with a market value of US$17,357 (2003 US$8,062,509; 2002: US$16,474,634) in respect of these options. Dividends on these shares are waived by the QUEST.

HSBC has taken advantage of the exemptions applicable to Inland Revenue approved SAYE share option schemes and equivalent overseas schemes under UITF Abstract 17 (revised 2000) ‘Employee share schemes’.

HSBC Own shares held

Deducted from retained profits are:

(a)	US$39 million (2003: US$33 million; 2002: US$29 million) of shares held by HSBC Life International.

(b)	US$84 million (2003: US$134 million; 2002: US$nil) of shares held by subsidiary companies for market making and trading activities.

(c)	US$749 million (2003: US$653 million; 2002: US$540 million) of shares held by HSBC Holdings as explained below.

(d)	US$175 million (2003: US$58 million; 2002: US$56 million) of ordinary shares held in trusts established by subsidiary companies for the purposes of conditional awards under the Restricted Share Plan, details of which are provided in the Directors’ Remuneration Report on pages 216 to 233. At 31 December 2004, such trusts held 14,177,399 (2003: 7,562,628; 2002: 5,029,157) ordinary shares with a market value at that date of US$241,014,365 (2003: US$118,550,244; 2002: US$55,688,358) in respect of these conditional awards.

(e)	US$54 million (2003: US$45 million; 2002: US$21 million) of ordinary shares held in trusts established by subsidiary companies which may be used in respect of the exercise of share options or for the purposes of share awards as detailed in Note 34. At 31 December 2004, such trusts held 3,188,632 (2003: 3,251,780; 2002: 1,482,249) ordinary shares.

HSBC Holdings Own shares held

Deducted from retained profits are:

(a)	US$100 million (2003: US$64 million; 2002: US$43 million) of HSBC Holdings’ own shares held in trust for the purposes of conditional awards under the Restricted Share Plan, details of which are provided in the Directors’ Remuneration Report on pages 216 to 233. At 31 December 2004, the trust held 8,163,554 (2003: 6,391,497; 2002: 4,664,315) ordinary shares with a market value at that date of US$138,779,602 (2003: US$100,191,651; 2002: US$51,610,678) in respect of these conditional awards.

(b)	US$372 million (2003: US$455 million; 2002: US$497 million) of HSBC Holdings’ own shares held in trust which may be used in respect of the exercise of CCF share options as detailed in Note 34. At 31 December 2004, the trust held 26,787,515 (2003: 32,775,055; 2002: 35,745,555) ordinary shares with a market value of US$455,385,076 (2003: US$513,774,295; 2002: US$395,524,816) in respect of these option holders.

(c)	US$220 million (2003: US$134 million; 2002: US$nil) of HSBC Holdings’ own shares held in trust which may be used in respect of the exercise of HSBC Finance Corporation share options as detailed in note 34. At 31 December 2004, the trust held 16,645,439 (2003: 12,444,049; 2002: nil) ordinary shares with a market value of US$282,970,798 (2003: US$195,070,109; 2002: nil) in respect of these option holders.

(d)	US$57 million (2003: US$nil; 2002: nil) of HSBC Holdings’ own shares held in trust which may be used in respect of the exercise of Bank of Bermuda share options as detailed in note 34. At 31 December 2004, the trust held 3,255,273 (2003: nil; 2002: nil) ordinary shares with a market value of US$55,339,315 (2003: US$nil ; 2002: US$nil) in respect of these option holders.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

36	Analyses of assets and liabilities

	(a)	Assets subject to sale and repurchase transactions
	2004	2003
	US$m	US$m

Total assets subject to sale and repurchase transactions	39,944	22,299

(b)	Assets leased to customers
	2004	2003
	US$m	US$m

Loans and advances to customers	13,750	10,519
Tangible fixed assets – equipment on operating leases (Note 24 (a))	4,953	4,048

	18,703	14,567

The cost of assets acquired during 2004 for letting to customers under finance leases and hire purchase contracts by HSBC amounted to US$7,753 million (2003: US$4,370 million).

(c)	Assets charged as security for liabilities

HSBC has pledged assets as security for liabilities included under the following headings:
	Amount of liability secured

	2004	2003
	US$m	US$m

Deposits by banks	2,303	1,487
Customer accounts	4,189	3,709
Debt securities in issue	27,793	33,584
Other liabilities	5,178	3,122

	39,463	41,902

The amount of assets pledged to secure these liabilities is included under the following headings:
	Amount of assets pledged

	2004	2003
	US$m	US$m

Treasury bills & other eligible securities	3,152	1,489
Loans and advances to customers	34,992	37,441
Debt securities	53,837	71,690
Other	1,438	828

	93,419	111,448

(d)	HSBC Holdings

HSBC Holdings’ investment in and indebtedness of and to subsidiary undertakings was as follows:

	2004			2003

	Bank	Non-bank	Total	Bank	Non-bank	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Investments in subsidiary undertakings[1]	71,303	23,582	94,885	54,336	26,165	80,501
Amounts owed by HSBC undertakings	14,655	6,035	20,690	11,883	4,739	16,622
Subordinated liabilities to HSBC undertakings	–	8,143	8,143	–	6,845	6,845
Other amounts owed to HSBC undertakings	677	6,675	7,352	1,603	4,576	6,179

1	Investments in subsidiary undertakings have been analysed on the basis of the business of the principal operating sub-group, i.e. banking sub-groups which include insurance companies have been categorised as banks.

Back to Contents

37	Financial instruments

	(a)	Derivatives

Derivatives are financial instruments that derive their value from the price of an underlying item such as equities, bonds, interest rates, foreign exchange, credit spreads, commodities or equity and other indices.

(i)	Types of derivatives

Derivative instruments are classified as being for either trading or hedging purposes. The following outlines the nature and terms of the most common types of derivatives used by HSBC.

Currency forwards represent commitments to purchase foreign or domestic currency at a future date.

Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contractual rate or agreed rate of interest, and the current market rate, based on a notional principal amount.

Currency and interest rate swaps are commitments to exchange one set of cash flows for another. Swaps result in an economic exchange of currencies or interest rates (for example, fixed rate for floating rate) or a combination of both of these (i.e. cross-currency interest rate swaps). Except for certain currency swaps, no exchange of principal takes place.

Equity swaps are bilateral agreements to transfer the risk and returns on an equity in exchange for a stream of payments, typically interest.

Foreign currency, equity and interest rate options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of a foreign currency or a financial instrument at a predetermined price. In consideration for the assumption of foreign exchange, equity, or interest rate risk, the seller receives a premium from the purchaser. Options may be either exchange-traded or negotiated between the Group and a customer on an over the counter basis.

Futures are exchange-traded agreements to buy or sell a standard quantity of a specified fixed income security, time deposit, equity or currency at a future date, at a price decided at the time the contract is made. Equity futures may be settled in cash or through delivery.

Credit default swaps are bilateral agreements to transfer credit risks between counterparties. Under the agreement, the party buying protection makes one or more payments to the party selling protection during the life of the swap in exchange for an undertaking by the seller to make a payment to the buyer following a specified credit event. Credit default swaps may be on a single name (counterparty) or may be on multiple names (counterparties).

Commodity derivatives include exchange traded and over the counter contracts involving commodities and base metals.

(ii)	Use of derivatives

Commercially HSBC transacts in derivatives for three primary purposes – to create risk management solutions for clients, for proprietary trading purposes, and to manage and hedge HSBC’s own risks.

For accounting purposes, derivative instruments are classified as either trading or hedging.

Trading Derivatives

Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading activities in derivatives are entered into principally for the purpose of generating profits from short-term fluctuations in price or margin. Positions may be traded actively or be held over a period of time, to benefit from expected changes in currency rates, interest rates, equity prices or other market parameters. Trading includes market-making, positioning and arbitrage activities: market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume; positioning means managing market risk positions with the

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

expectation of profiting from favourable movements in prices, rates or indices; arbitrage activities involve identifying and profiting from price differentials between markets and products.

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

The notional or contractual amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group’s exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of market changes or movements relative to their terms. The aggregate contractual or notional amount of derivative financial instruments, the extent to which instruments are favourable or unfavourable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly over the reporting period.

Trading derivatives are valued at mark-to-market based on quoted market prices or on internally developed models that are based on independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates. If market observable data are not available, the initial increase in fair value indicated by the valuation model, but based on unobservable inputs, is not recognised immediately in the profit and loss account. This amount is held back and recognised over the life of the transaction where appropriate, or released to the profit and loss account when the inputs become observable, or, when the transaction matures or is closed out.

	2004			2003

	Contract	Replacement		Contract	Replacement
	amount	cost	[1]	amount	cost	[1]
	US$m	US$m		US$m	US$m

Spot and forward foreign exchange	1,044,148	16,546		792,845	14,813
Currency swaps, futures and options purchased	404,172	13,219		286,283	8,822
Currency options written	138,035	–		94,623	–
Other contracts	29,151	1,259		14,209	668

Total exchange rate contracts	1,615,506	31,024		1,187,960	24,303

Interest rate swaps	3,335,145	31,364		2,170,050	21,364
Interest rate futures, forward rate agreements, and options purchased	861,448	4,659		717,114	3,654
Interest rate options written	374,058	–		267,294	–

Total interest rate contracts	4,570,651	36,023		3,154,458	25,018

Equities, futures and options purchased	20,806	2,037		24,721	1,927
Equities options written	15,192	–		15,171	–
Other contracts	19,060	744		10,950	1,319

Total equities contracts	55,058	2,781		50,842	3,246

Credit derivatives	195,603	1,338		49,613	622

Netting		(41,568)			(28,578)

Total	6,436,818	29,598		4,442,873	24,611

1	Third party contracts only.

Back to Contents

		2004		2003

			Average		Average
		Mark-to-	mark-to-	Mark-to-	mark-to-
		market values	market values	market values	market values
		at year end	for the year	at year end	for the year
		US$m	US$m	US$m	US$m

Exchange rate	assets	33,590	28,765	26,961	20,893
	liabilities	(35,414)	(30,000)	(27,226)	(22,033)

Interest rate	assets	36,041	33,861	25,394	33,913
	liabilities	(36,874)	(32,848)	(26,824)	(32,622)

Equities	assets	2,784	3,197	3,252	2,405
	liabilities	(3,280)	(3,029)	(2,503)	(2,802)

Credit derivatives	assets	1,341	948	623	409
	liabilities	(1,394)	(888)	(559)	(346)

Total	assets	73,756	66,771	56,230	57,620

	liabilities	(76,962)	(66,765)	(57,112)	(57,803)

Netting		41,568	29,926	28,578	26,146

The above amounts are stated after deducting cash collateral meeting the offset criteria of FRS 5 ‘Reporting the substance of transactions’ as follows:

Offset against assets		4,891		3,454
Offset against liabilities		1,806		1,221

Hedging derivatives

HSBC uses derivatives (principally interest rate swaps) for hedging purposes in the management of its own asset and liability portfolios and structural positions. This enables HSBC to optimise the all-in cost to the Group of accessing debt capital markets and to mitigate market risk which would otherwise arise from structural imbalances between the profile of its assets and liabilities.

The following table summarises the contract amount and replacement cost of derivatives used for risk management purposes by product type. The replacement cost represents the accounting loss HSBC would incur if the counterparty to a derivative contract failed to perform according to the terms of the contract and the collateral, if any, for the amount due proved to be of no value.

	2004		2003

	Contract	Replacement		Contract	Replacement
	amount	cost	[1]	amount	cost	[1]
	US$m	US$m		US$m	US$m

Spot and forward foreign exchange	69,421	111		67,370	142
Currency swaps, futures and options purchased	40,344	810		40,130	1,342

Total exchange rate contracts	109,765	921		107,500	1,484

Interest rate swaps	426,081	1,070		358,491	906
Interest rate futures, forward rate agreements and options purchased	10,734	1		27,288	3

Total interest rate contracts	436,815	1,071		385,779	909

Equities, futures and options purchased	44	–		91	59
Other contracts	50	–		71	–

Total equities contracts	94	–		162	59

1	Third party contracts only.

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

		2004		2003

		Carrying	Mark-to-	Carrying	Mark-to-
		value	market values	value	market values
		US$m	US$m	US$m	US$m

Exchange rate	assets	6,282	6,366	3,658	4,297
	liabilities	(3,488)	(3,204)	(3,147)	(3,495)

Interest rate	assets	2,335	4,638	1,824	5,814
	liabilities	(2,525)	(3,117)	(2,312)	(4,136)

Equities	assets	–	–	4	59

(iii)	Risks associated with derivatives

Derivative instruments are subject to both market risk and credit risk.

Market risk

The Group takes on exposure to market risk. Market risk arises from open positions in interest rate, currency and equity products, all of which are exposed to general and specific market movements. The Group applies a ‘value at risk’ methodology to calculate the market risk of positions held and the maximum losses expected, based upon a number of assumptions for various changes in market conditions.

The market risk associated with derivatives can be significant since large positions can be accumulated with a substantially smaller initial outlay than required in cash markets. Recognising this, only certain offices within major subsidiaries with sufficient derivative product expertise and appropriate control systems are authorised to trade derivative products. Market risk arising from derivatives business, as well as the market risk arising from on-balance-sheet instruments is monitored by Traded Markets Development and Risk, an independent unit within the Corporate, Investment Banking and Markets operation.

Credit risk

Unlike assets recorded on the balance sheet, where the credit risk is typically the full amount of the principal value, together with any unrealised interest accrued or mark-to-market gain, the credit risk of a derivative is principally the replacement cost of any contract with a positive mark-to-market gain and an estimate of the potential future change in value, reflecting the volatilities affecting the contract.

The credit risk on contracts having a negative mark-to-market value is restricted to the potential future change in value. Credit risk on derivatives is, therefore, small in relation to an equivalent on-balance sheet risk. In addition, credit exposure with individual counterparties can be reduced by the receipt of collateral and close-out netting agreements which allow for positive and negative mark-to-market values on different transactions to be offset and settled by a single payment in the event of default by either party. Such agreements are enforceable in the jurisdictions of the major markets in which the Group operates and HSBC has executed closeout netting agreements with the majority of its significant counterparties. Furthermore HSBC transacts derivatives with only creditworthy counterparties.

The credit risk profile generated by the use of credit derivatives has an additional dimension. Where HSBC purchases protection, credit risk arises through the cost of replacing the contract as set out above and it is managed and reduced in the same way as for other derivative contracts. Selling protection through credit derivatives gives rise to additional credit risk. This credit risk arises as a direct consequence of the obligation of HSBC as the protection seller to make a payment to the protection buyer following a credit event on a reference name. HSBC manages the credit risk with regard to reference names by including any such exposures arising from credit derivatives within its overall credit limits structure. In addition the trading of credit derivatives is restricted to a small number of offices within the major centres which in management’s view have the control infrastructure and market skills to manage effectively the credit risk inherent in the products.

Back to Contents

Concentrations of credit risk

Concentrations of credit risk exist if a number of counterparties are engaged in similar activities or activities in the same region, or have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The following table analyses the replacement cost of all third party exchange rate, interest rate, equity and credit derivative contracts with positive mark-to-market gains by category of counterparty and by maturity, including netting where available at 31 December 2004 and 31 December 2003. The table shows that the replacement cost of derivatives is predominantly with banks and under five years.

	Residual maturity

	Less than		Over		2004	2003
	1 year	1-5 years	5 years	Netting	Total	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Governments	23	122	394	(49)	490	116
Banks	15,280	19,907	17,250	(34,594)	17,843	16,085
Non-bank financial
institutions:
Exchanges[1]	1,077	311	23	(3)	1,408	798
Other	3,604	3,833	5,407	(5,204)	7,640	5,643
Other sectors	2,806	1,965	1,156	(1,718)	4,209	4,421

Total 2004	22,790	26,138	24,230	(41,568)	31,590

Total 2003	19,562	23,254	12,825	(28,578)		27,063

1				Exchanges with margining requirements.

The following table shows the maturity profile of the notional principal values of third party derivatives contracts outstanding as at 31 December 2004 and 31 December 2003.

			Residual maturity

			Less than		Over	2004	2003
			1 year	1-5 years	5 years	Total	Total
			US$m	US$m	US$m	US$m	US$m
	Exchange rate, interest rate, equities
	and credit derivative contracts:
	Exchanges[1]		565,193	212,467	87,049	864,709	503,215
	Other contracts		2,344,065	1,986,385	1,087,501	5,417,951	3,676,093

	Total 2004		2,909,258	2,198,852	1,174,550	6,282,660

	Total 2003		2,215,501	1,359,029	604,778		4,179,308

	1	Exchanges with margining requirements.

(iv)	Credit derivatives

	Use of credit derivatives

	Credit derivatives can be used for either trading activity, or for the portfolio management of the credit risk on the Group’s loan portfolio. Currently HSBC does not use credit derivatives in any significant manner for the portfolio management of the credit risk on its own loan portfolio.

	The following table presents the notional amounts of credit derivatives protection bought and sold at 31 December 2004 and 2003:

	Credit derivative positions

	Notional amount of protection

	Bought	Sold
	US$m	US$m

At 31 December 2004	93,750	102,321
At 31 December 2003	25,322	24,807

HSBC has limited counterparty exposure as a result of credit derivatives transactions.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Of the US$29.6 billion of total derivative receivables at 31 December 2004, approximately US$1.3 billion, or 4 per cent, was associated with credit derivatives, before the benefit of collateral. The use of credit derivatives to manage exposures does not reduce the reported level of assets on the balance sheet or the level of reported off–balance sheet commitments.

HSBC’s trading activity in credit derivatives is primarily client driven. The business acts as a market-maker in single-name credit derivatives. It also structures more complex transactions for clients’ investment or risk management purposes. The credit derivatives trading function operates within the same framework as other market-making desks. Risk limits are established and closely monitored.

As at 31 December 2004, the total notional amounts of protection purchased and sold were US$93.8 billion and US$102.3 billion, respectively. The mismatch between these notional amounts is attributable to HSBC selling protection on large, diversified, predominantly investment-grade portfolios (including the most senior tranches) and then hedging these positions by buying protection on the more subordinated tranches of the same portfolios. In addition, HSBC uses securities to hedge certain derivative positions. Consequently, while there is a mismatch in notional amounts of credit derivatives, the risk positions are largely matched.

(b)	Other financial instruments

	(i)	Financial instruments held for trading purposes:
		Mark-to-market values

		2004	2003
		US$m	US$m
	Assets
	Treasury bills and other eligible bills	4,618	4,592
	Loans and advances to banks and customers	81,716	57,448
	Debt securities	91,794	74,806
	Equity shares	14,610	7,489

		192,738	144,335

	Liabilities
	Short positions in securities	46,460	30,127
	Debt securities in issue	7,825	3,881
	Deposits by banks and customer accounts	69,588	46,167

		123,873	80,175

	The net trading assets above are funded by liabilities whose fair value is not materially different from their carrying value.

(ii)	Financial instruments not held for trading purposes and for which a liquid and active market exists:

	2004		2003

	Carrying	Mark-to-	Carrying	Mark-to-
	value	market values	value	market values
	US$m	US$m	US$m	US$m
Assets
Treasury bills and other eligible bills	25,613	25,611	15,781	15,794
Debt securities	149,152	150,437	130,761	132,421
Equity shares	4,709	5,588	5,390	6,217

	179,474	181,636	151,932	154,432

Liabilities
Debt securities in issue	155,480	154,318	130,510	131,430
Subordinated liabilities	25,521	27,313	19,825	20,219
Non-equity minority interests	10,718	10,711	8,719	8,715

	191,719	192,342	159,054	160,364

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

Unrecognised gains and losses

Gains and losses on instruments used for hedging are recognised in line with the underlying items which are being hedged. The unrecognised gains on instruments used for hedging as at 31 December 2004 were US$12,792 million (2003: US$7,669 million) and the unrecognised losses were US$10,713 million (2003: US$5,157 million).

Unrecognised gains of US$6,440 million and unrecognised losses of US$5,055 million are expected to be recognised in 2005.

Of the gains and losses included in the profit and loss account in 2004, US$4,767 million of gains and US$2,713 million of losses were unrecognised at 1 January 2004.

(d)	Liquidity management

HSBC’s liquidity management process is discussed in the ‘Financial Review’ section on page 166 from the paragraph under the heading ‘Liquidity and funding management’ to the bullet point ‘maintaining liquidity and funding contingency plans’.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

38	Memorandum Items

	(a)	HSBC

Contingent liabilities and commitments

	2004			2003

		Credit	Risk-		Credit	Risk-
	Contract	equivalent	weighted	Contract	equivalent	weighted
	amount	amount	amount	amount	amount	amount
	US$m	US$m	US$m	US$m	US$m	US$m

Contingent liabilities
Acceptances and endorsements	7,214	4,280	4,070	5,412	3,327	3,194
Guarantees and assets pledged as
collateral security:
guarantees and irrevocable letters of credit	64,921	51,201	37,138	54,439	42,792	31,110
Other contingent liabilities	57	57	56	29	29	28

	72,192	55,538	41,264	59,880	46,148	34,332

Commitments
Documentary credits and short-term
trade-related transactions	7,788	2,982	1,660	7,511	2,750	1,616
Forward asset purchases and forward
forward deposits placed	2,689	2,689	1,449	1,437	1,437	618
Undrawn note issuing and revolving
underwriting facilities	601	565	36	671	605	66
Undrawn formal standby facilities, credit
lines and other commitments to lend
– over 1 year	92,077	46,038	44,396	56,252	28,126	27,461
– 1 year and under	464,541	–	–	362,893	–	–

	567,696	52,274	47,541	428,764	32,918	29,761

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

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. Where irrevocable offers to extend credit are made in customer mailing programs, commitments are calculated using management’s best estimate of response rates incorporating appropriate historical experience. The contractual amounts represent the amounts at risk should a contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Guarantees

HSBC provides guarantees and similar undertakings on behalf of both third party customers and other entities within the HSBC Group. These guarantees are generally provided in the normal course of HSBC’s banking business.

Back to Contents

The principal types of guarantees provided, and the maximum potential amount of future payments which HSBC could be required to make, at 31 December 2004 were as follows:

	At 31 December 2004		At 31 December 2003

		Guarantees		Guarantees
		by HSBC		by HSBC
		Holdings		Holdings
	Guarantees in	in favour of	Guarantees in	in favour of
	favour of third	other HSBC	favour of third	other HSBC
	parties	Group entities	parties	Group entities
	US$m	US$m	US$m	US$m

Guarantee type
Acceptances and endorsements[1]	7,214	–	5,412	–
Financial guarantees[2]	27,031	54,387	21,573	41,775
Standby letters of credit which are financial
guarantees[3]	3,108	–	2,371	–
Other direct credit substitutes[4]	7,322	–	7,188	–
Performance bonds[5]	4,910	–	4,780	–
Bid bonds[5]	382	–	290	–
Standby letters of credit related to particular
transactions[5]	5,322	–	4,345	–
Other transaction-related guarantees[5]	16,824	–	13,881	–
Other items	79	–	40	–

Balance as at 31 December	72,192	54,387	59,880	41,775

1	Acceptances and endorsements arise where HSBC agrees to guarantee payment on a negotiable instrument drawn up by a customer. The accepted instrument is then sold into the market on a discounted basis.

2	Financial guarantees include undertakings to stand behind the obligations of customers or other HSBC entities and to undertake these obligations if the other entity fails to do so. Intra-group items of this type will also include guarantees of a capital nature, given to another HSBC entity and intended to be considered as capital support by the relevant regulatory authority.

3	Standby letters of credit which are financial guarantees are irrevocable obligations to pay a third party where a customer fails to repay an outstanding commitment.

4	Other direct credit substitutes include re-insurance letters of credit and trade-related letters of credit which have been issued without provision for the issuing entity to retain title to the underlying shipment.

5	Performance bonds, bid bonds, standby letters of credit and other transaction-related guarantees are undertakings whereby the requirement to make payment under the guarantee depends on the outcome of a future event which is independent of the creditworthiness of the customer.

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

A provision is recognised only where HSBC considers that it is more likely than not that an obligation exists under the guarantees. At 31 December 2004, HSBC had established the following provisions in respect of its obligations under outstanding guarantees:

	2004	2003
	US$m	US$m

Acceptances and endorsements	88	92
Guarantees and items pledged as collateral security	77	82
Other items	28	25

HSBC believes that the amortised fair value of its liabilities under other guarantees for which no provision has been established is broadly equivalent to the amount of deferred income received but not yet recognised for such guarantees, which at 31 December 2004 amounted to US$38 million (2003: US$32 million).

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

(b)	Geographical concentration of contingent liabilities and commitments

HSBC has the following geographic concentrations of exposure to contingent liabilities and commitments. These are allocated on the basis set out in Note 46:

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
Contract amounts	US$m	US$m	US$m	US$m	US$m	US$m

Contingent liabilities
2004	31,915	18,844	10,621	10,275	537	72,192

2003	27,460	16,036	7,686	8,302	396	59,880

Commitments
2004	202,976	69,945	50,934	237,172	6,669	567,696

2003	133,475	58,098	40,029	192,779	4,383	428,764

39	Market risk management

HSBC’s market risk management process is discussed in the ‘Financial Review’ section on pages 167 to 169 from the paragraph under the heading ‘Market risk management’ to the paragraph ended ‘impact of extreme events on the market risk exposures of HSBC’.

(a) Trading VAR

VAR is a technique that estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence.

The methodology for calculating VAR was enhanced from Variance Co-Variance (‘VCV’) to Historical Simulation (‘HS’) on 1 November 2004. The HS methodology incorporates non-linear risks associated with the planned expansion of HSBC’s derivatives business into the trading VAR calculation using a full valuation approach. Previously, any non-linear risk was incorporated using a conservative non-linear adjustment consistent with the level of non-linear risk taken.

Consequently, the trading VAR for 2004, shown below, is based on 10 months VCV and 2 months HS. By way of comparison, average trading VAR for the six month period to 31 December 2004 under HS (US$114.7 million) was 0.7 per cent more than that under VCV (US$113.8 million). At 31 December 2004 the trading VAR under HS (US$119.1 million) was 4.5 per cent more than that under VCV (US$114.0 million).

Trading VAR for HSBC for 2004 was:
	Foreign exchange		Interest rate trading		Equities trading
	trading positions		positions		positions		Combined positions

		US$m		US$m		US$m		US$m
31 December 2004		39.3		97.7		15.3		119.1
30 June 2004		40.7		89.5		16.1		112.2
31 December 2003		52.8		64.9		15.9		101.0
Averages:
Full year 2004		38.6		91.7		16.6		112.5
First half of 2004		42.2		89.0		16.2		111.7
Full year 2003		48.7		70.0		16.9		102.4

	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Full year 2004	20.1	55.6	59.0	134.4	10.9	28.1	82.3	152.4
First half of 2004	24.1	55.6	59.0	130.4	12.4	23.7	82.3	151.7
Full year 2003	1.2	184.4	43.1	124.7	10.9	23.1	48.7	234.1

(b)	Interest rate sensitivity gap table

In accordance with FRS 13 ‘Derivatives and other financial instruments: disclosure’, the table below discloses the mismatch of the dates on which interest receivable on assets and interest payable on liabilities are next reset

Back to Contents

to market rate on a contractual basis or, if earlier, the dates on which the instruments mature. Actual reset dates may differ from contractual dates owing to prepayments and the exercise of options. In addition, contractual terms may not be representative of the behaviour of assets and liabilities. For these reasons, HSBC manages its interest rate risk on a different basis from that presented below, taking into account the behavioural characteristics of the relevant assets and liabilities.

	At 31 December 2004

	Not more than three months	More than three months but not more than six months	More than six months but not more than one year	More than one year but not more than five years	More than five years	Non- interest bearing	Banking book total	Trading book total	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Assets
Treasury bills and other eligible bills	18,534	2,138	4,172	778	44	–	25,666	4,618	30,284
Loans and advances to banks	94,401	4,452	1,528	526	454	3,319	104,680	38,032	142,712
Loans and advances to customers	428,431	30,789	24,407	88,198	42,679	11,643	626,147	43,684	669,831
Debt securities and equity shares	62,902	10,306	14,165	42,178	19,582	4,781	153,914	106,404	260,318
Other assets	1,102	–	–	–	–	136,024	137,126	36,507	173,633

Total assets	605,370	47,685	44,272	131,680	62,759	155,767	1,047,533	229,245	1,276,778

Liabilities
Deposits by banks	(54,121)	(4,327)	(1,345)	(2,618)	(666)	(4,686)	(67,763)	(15,776)	(83,539)
Customer accounts	(526,220)	(14,589)	(12,228)	(12,224)	(1,963)	(72,715)	(639,939)	(53,812)	(693,751)
Debt securities in issue	(176,179)	(5,437)	(3,028)	(14,653)	(1,461)	(10)	(200,768)	(7,825)	(208,593)
Other liabilities	(334)	(2)	(6)	(309)	(44)	(81,548)	(82,243)	(82,349)	(164,592)
Loan capital and other subordinated liabilities	(7,785)	(612)	(198)	(3,894)	(13,994)	(3)	(26,486)	–	(26,486)
Minority interests and shareholders’ funds	–	–	–	–	–	(97,942)	(97,942)	(1,875)	(99,817)
Internal funding of the trading book	65,575	1,485	1,015	463	(92)	(838)	67,608	(67,608)	–

Total liabilities	(699,064)	(23,482)	(15,790)	(33,235)	(18,220)	(257,742)	(1,047,533)	(229,245)	(1,276,778)

Off-balance-sheet items	(52,320)	(14,739)	7,898	58,337	824	–	–	–	–
Interest rate sensitivity gap	(146,014)	9,464	36,380	156,782	45,363	(101,975)	–	–	–
Cumulative interest rate sensitivity gap	(146,014)	(136,550)	(100,170)	56,612	101,975	–	–	–	–

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

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

		At 31 December 2003

			More	More	More
			than three	than six	than one
			months	months	year
			but not	but not	but not
		Not more	more	more	more	More	Non-	Banking	Trading
		than three	than six	than one	than five	than five	interest	book	book
		months	months	year	years	years	bearing	total	total	Total
		US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
	Assets
	Treasury bills and other eligible bills	11,447	2,275	1,383	694	–	–	15,799	4,592	20,391
	Loans and advances to banks	76,899	5,291	4,377	425	427	2,954	90,373	26,800	117,173
	Loans and advances to customers	357,183	24,249	19,006	61,618	26,804	9,469	498,329	30,648	528,977
	Debt securities and equity shares	53,442	8,489	12,751	40,477	15,722	5,425	136,306	82,295	218,601
	Other assets	962	–	–	–	–	117,092	118,054	31,020	149,074

	Total assets	499,933	40,304	37,517	103,214	42,953	134,940	858,861	175,355	1,034,216

	Liabilities
	Deposits by banks	(40,448)	(3,159)	(1,190)	(3,510)	(1,126)	(5,474)	(54,907)	(15,519)	(70,426)
	Customer accounts	(455,677)	(12,275)	(9,022)	(9,168)	(1,398)	(54,942)	(542,482)	(30,648)	(573,130)
	Debt securities in issue	(124,552)	(5,406)	(3,683)	(14,379)	(1,653)	(8)	(149,681)	(3,881)	(153,562)
	Other liabilities	(243)	(6)	(10)	(280)	(46)	(70,802)	(71,387)	(59,160)	(130,547)
	Loan capital and other subordinated liabilities	(4,916)	(1,487)	(678)	(1,871)	(12,245)	–	(21,197)	–	(21,197)
	Minority interests and shareholders’ funds	–	–	–	–	–	(83,531)	(83,531)	(1,823)	(85,354)
	Internal funding of the trading book	59,643	1,387	2,392	1,346	(22)	(422)	64,324	(64,324)	–

	Total liabilities	(566,193)	(20,946)	(12,191)	(27,862)	(16,490)	(215,179)	(858,861)	(175,355)	(1,034,216)

	Off-balance-sheet items	(41,162)	(9,525)	15,536	27,430	7,721	–	–	–	–
	Interest rate sensitivity gap	(107,422)	9,833	40,862	102,782	34,184	(80,239)	–	–	–
	Cumulative interest rate sensitivity gap	(107,422)	(97,589)	(56,727)	46,055	80,239	–	–	–	–

(c)	Assets and liabilities denominated in foreign currency

		2004	2003
		US$m	US$m
	Assets
	Denominated in US dollars	480,072	390,911
	Denominated in currencies other than US dollars	796,706	643,305

	Total assets	1,276,778	1,034,216

	Liabilities
	Denominated in US dollars	502,116	386,418
	Denominated in currencies other than US dollars	774,662	647,798

	Total liabilities	1,276,778	1,034,216

(d)	Structural currency exposures

	HSBC’s structural foreign currency exposure is represented by the net asset value of its foreign currency equity and subordinated debt investments in subsidiary undertakings, branches, joint ventures and associates. Gains or losses on structural foreign currency exposures are taken to reserves.

Back to Contents

HSBC’s management of structural foreign currency exposures is discussed in the ‘Financial Review’ section on page 172.

HSBC’s structural currency exposures as at the year-end were as follows:

	Net structural currency exposures

	2004	2003
	US$m	US$m
Currency of structural exposure
Euros	19,054	17,785
Sterling	17,749	15,249
Hong Kong dollars	12,693	11,881
Chinese renminbi	3,105	813
Mexican pesos	2,907	1,536
Canadian dollars	2,250	1,743
Swiss francs[1]	1,921	1,548
Brazilian reais	1,498	1,106
UAE dirham	760	520
Indian rupees	745	498
Turkish lira	705	547
Australian dollars	703	407
Malaysian ringgit	605	521
Korean won	420	307
Singapore dollars	401	440
Taiwanese dollars	326	272
Maltese lira	278	254
Japanese Yen	225	129
Thai baht	203	173
Egyptian pounds	181	143
Chilean pesos	175	153
Indonesia rupiah	155	180
Saudi riyals[2]	107	516
Argentine pesos[3]	(76)	(297)
Others, less than US$100 million	746	579

Total	67,836	57,003

1	After deducting Swiss Franc borrowings of US$810 million (2003: US$741 million) taken out in order to hedge the net investments.

2	After deducting sales of Saudi Riyals amounting to US$480 million (2003: US$ nil) in order to hedge the net investments.

3	The negative net investment in Argentine pesos reflects the deficiency in domestic net assets following the pesification of certain balances formerly denominated in US dollars.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

40	Reconciliation of operating profit to net cash flow from operating activities

		2004	2003	2002
		US$m	US$m	US$m

	Operating profit	16,514	12,297	9,035
	Change in prepayments and accrued income	(4,969)	(6,825)	355
	Change in accruals and deferred income	2,492	6,015	190
	Interest on finance leases and similar hire purchase contracts	42	38	36
	Interest on subordinated loan capital	1,052	958	862
	Depreciation and amortisation	3,506	2,847	2,044
	Accretion of discounts and amortisation of premiums	(218)	338	(8)
	Provisions for bad and doubtful debts	6,357	6,093	1,321
	Loans written off net of recoveries	(7,984)	(6,846)	(1,931)
	Provisions for liabilities and charges	1,244	759	879
	Provisions utilised	(1,123)	(781)	(1,331)
	Amounts written off fixed asset investments	(99)	66	324

	Net cash inflow from trading activities	16,814	14,959	11,776

	Change in items in the course of collection from other banks	299	(135)	124
	Change in treasury bills and other eligible bills	(26)	650	715
	Change in loans and advances to banks	(9,957)	(14,537)	16,550
	Change in loans and advances to customers	(132,052)	(77,614)	(35,332)
	Change in other securities	(24,107)	(10,518)	2,543
	Change in other assets	(9,657)	(4,302)	(7,055)
	Change in deposits by banks	11,684	14,628	(3,505)
	Change in customer accounts	105,454	76,085	31,161
	Change in items in the course of transmission to other banks	909	(251)	716
	Change in debt securities in issue	54,172	13,976	2,935
	Change in other liabilities	26,783	14,443	(1,580)
	Elimination of exchange differences[1]	(3,107)	(4,709)	(2,622)

	Net cash inflow from operating activities	37,209	22,675	16,426

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense

41	Changes in financing during the year

		Subordinated	Preference	Ordinary	Share	Own shares
		loan capital	shares[1]	Shares	premium	held
		US$m	US$m	US$m	US$m	US$m

	Balance at 1 January 2004	21,197	8,719	5,481	4,406	(923)
	Shares issued in lieu of dividends	–	–	80	(80)	–
	Acquisition of subsidiaries	218	–	–	–	–

	Issued during the year	6,021	1,480	26	555	–
	Repaid during the year	(1,740)	–	–	–	–
	Net purchases and sales of own shares during the year	–	–	–	–	(88)

	Net cash inflow/(outflow) from financing	4,281	1,480	26	555	(88)
	Exchange and other movements	790	519	–	–	(90)

	Balance at 31 December 2004	26,486	10,718	5,587	4,881	(1,101)

Back to Contents

	Subordinated	Preference	Ordinary	Share	Own shares
	loan capital	shares[1]	shares	premium	held
	US$m	US$m	US$m	US$m	US$m

Balance at 1 January 2003	18,371	4,431	4,741	3,647	(646)
Shares issued in lieu of dividends	–	–	59	(59)	–
Acquisition of subsidiaries	1,192	–	637	–	–

Issued during the year	2,358	4,104	44	801	–
Repaid during the year	(1,464)	(206)	–	–	–
Net purchases and sales of own shares during the year	–	–	–	–	(258)

Net cash inflow/(outflow) from financing	894	3,898	44	801	(258)
Exchange and other movements	740	390	–	17	(19)

Balance at 31 December 2003	21,197	8,719	5,481	4,406	(923)

Balance at 1 January 2002	15,480	4,291	4,678	3,373	(686)
Shares issued in lieu of dividends	–	–	45	(45)	–
Acquisition of subsidiaries	214	–	–	–	–

Issued during the year	4,105	–	18	319	–
Repaid during the year	(1,923)	(50)	–	–	–
Net purchases and sales of own shares during the year	–	–	–	–	59

Net cash inflow/(outflow) from financing	2,182	(50)	18	319	59
Exchange and other movements	495	190	–	–	(19)

Balance at 31 December 2002	18,371	4,431	4,741	3,647	(646)

1	Preference shares in issue are in subsidiary undertakings (Note 33).

42	Analysis of cash

	HSBC is required to maintain deposits with central banks as a result of government regulations in the territories in which it operates. At 31 December 2004, these amounted to US$6,338 million (2003: US$2,765 million; 2002: US$2,154 million).

	(a)	Changes in cash during the year

			2004	2003	2002
			US$m	US$m	US$m

		Balance at 1 January	32,950	26,870	22,224
		Net cash inflow before the effect of foreign exchange movements	10,648	4,020	3,242
		Effect of foreign exchange movements	1,116	2,060	1,404

		Balance at 31 December	44,714	32,950	26,870

	(b)	Analysis of the balances of cash as classified in the consolidated balance sheet

		2004	2003	2002
		US$m	US$m	US$m
	Cash and balances at central banks	9,872	7,661	7,659
	Loans and advances to banks	34,842	25,289	19,211

		44,714	32,950	26,870

43	Litigation

	HSBC, through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

44	Capital commitments

		2004	2003
		US$m	US$m
	Expenditure contracted for	1,212	1,551
	Expenditure authorised by Directors but not contracted for	311	680

		1,523	2,231

45	Lease commitments

	At the year-end, annual commitments under non-cancellable operating leases were:

		2004	2003
		US$m	US$m
	Leasehold land and buildings:
	Operating leases which expire
	– within 1 year	79	109
	– between 1 and 5 years	305	360
	– over 5 years	225	223

		609	692

	Equipment:
	Operating leases which expire
	– within 1 year	4	21
	– between 1 and 5 years	25	14

		29	35

46	Segmental analysis

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

		Geographical information has been classified by the location of the principal operations of the subsidiary undertaking, or in the case of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East Limited, HSBC Finance Corporation and HSBC Bank USA, N.A. operations, by the location of the branch responsible for reporting the results or for advancing the funds. Due to the nature of HSBC’s structure, the analysis of profits and net assets shown below includes intra-HSBC items between geographical regions. The ‘Rest of Asia-Pacific’ geographical segment includes the Middle East, India and Australasia.

		Total assets:

			At 31 December 2004		At 31 December 2003		At 31 December 2002

			US$m	%	US$m	%	US$m	%

		Europe	539,116	42.6	425,312	41.6	341,569	45.6
		Hong Kong	217,406	17.2	197,487	19.3	180,433	24.1
		Rest of Asia-Pacific	120,504	9.5	98,081	9.6	76,635	10.2
		North America	370,477	29.3	289,800	28.3	142,032	19.0
		South America	17,397	1.4	12,549	1.2	8,491	1.1

			1,264,900	100.0	1,023,229	100.0	749,160	100.0

		Add: Hong Kong Government
		certificates of indebtedness	11,878		10,987		9,445

		Total assets	1,276,778		1,034,216		758,605

Back to Contents

Net assets:
	At 31 December 2004		At 31 December 2003		At 31 December 2002

	US$m	%	US$m	%	US$m	%

Europe	36,136	41.7	35,102	47.1	30,681	59.3
Hong Kong	15,706	18.1	11,302	15.2	9,682	18.7
Rest of Asia-Pacific	6,375	7.4	5,145	6.9	3,811	7.3
North America	26,883	31.0	22,044	29.6	7,613	14.7
South America	1,523	1.8	880	1.2	(22)	–

Total net assets	86,623	100.0	74,473	100.0	51,765	100.0

Profit on ordinary activities before tax:
			Rest of			Intra-
		Hong	Asia-	North	South	HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Year ended 31 December 2004
Interest receivable	18,096	5,167	4,146	21,201	2,421	(828)	50,203
Interest payable	(9,034)	(1,528)	(2,091)	(6,288)	(1,066)	828	(19,179)

Net interest income	9,062	3,639	2,055	14,913	1,355	–	31,024
Dividend income	545	19	3	32	2	–	601
Fees and commissions receivable	7,724	1,986	1,303	4,520	580	(236)	15,877
Fees and commissions payable	(1,429)	(260)	(246)	(985)	(100)	236	(2,784)
Dealing profits	953	630	494	439	50	–	2,566
Other operating income	1,592	781	195	1,158	207	(630)	3,303

Operating income	18,447	6,795	3,804	20,077	2,094	(630)	50,587
Operating expenses (excluding
goodwill amortisation)	(11,570)	(2,524)	(2,080)	(8,887)	(1,444)	630	(25,875)
Goodwill amortisation	(947)	(9)	(68)	(761)	(29)	–	(1,814)

Operating expenses	(12,517)	(2,533)	(2,148)	(9,648)	(1,473)	630	(27,689)
Operating profit before provisions	5,930	4,262	1,656	10,429	621	–	22,898
Provisions for bad and doubtful debts	(1,025)	223	(100)	(5,186)	(269)	–	(6,357)
Provisions for contingent liabilities
and commitments	(12)	(3)	–	(42)	30	–	(27)
Amounts (written off)/written back on
fixed asset investments	(20)	26	–	–	(6)	–	–

Operating profit	4,873	4,508	1,556	5,201	376	–	16,514
Share of operating profit in
joint ventures	5	–	–	–	–	–	5
Share of operating profit/(loss)
in associates	54	8	232	(8)	1	–	287
Gains on disposal of investments and
tangible fixed assets	293	228	17	226	38	–	802

Profit on ordinary activities before tax	5,225	4,744	1,805	5,419	415	–	17,608

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

			Rest of			Intra-
		Hong	Asia-	North	South	HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Year ended 31 December 2003

Interest receivable	14,023	5,293	3,363	16,285	1,716	(712)	39,968
Interest payable	(6,483)	(1,392)	(1,623)	(4,508)	(1,076)	712	(14,370)

Net interest income	7,540	3,901	1,740	11,777	640	–	25,598
Dividend income	150	31	4	34	3	–	222
Fees and commissions receivable	6,242	1,584	1,006	3,434	435	(141)	12,560
Fees and commissions payable	(1,050)	(201)	(201)	(758)	(97)	141	(2,166)
Dealing profits	960	321	421	340	136	–	2,178
Other operating income	1,253	596	120	932	201	(422)	2,680

Operating income	15,095	6,232	3,090	15,759	1,318	(422)	41,072
Operating expenses (excluding
goodwill amortisation)	(9,529)	(2,212)	(1,741)	(6,947)	(1,075)	422	(21,082)
Goodwill amortisation	(758)	(3)	(35)	(643)	(11)	–	(1,450)

Operating expenses	(10,287)	(2,215)	(1,776)	(7,590)	(1,086)	422	(22,532)
Operating profit before provisions	4,808	4,017	1,314	8,169	232	–	18,540
Provisions for bad and doubtful debts	(874)	(400)	(85)	(4,676)	(58)	–	(6,093)
Provisions for contingent liabilities
and commitments	(33)	(6)	(1)	3	(7)	–	(44)
Amounts (written off)/written back on
fixed asset investments	(64)	31	(2)	(9)	(62)	–	(106)

Operating profit	3,837	3,642	1,226	3,487	105	–	12,297
Share of operating (loss)/profit in joint
ventures	(127)	–	–	11	–	–	(116)
Share of operating profit in associates	47	18	149	6	1	–	221
Gains on disposal of investments and
tangible fixed assets	212	68	16	109	9	–	414

Profit on ordinary activities before tax	3,969	3,728	1,391	3,613	115	–	12,816

Year ended 31 December 2002

Interest receivable	12,646	5,968	3,174	5,796	1,751	(740)	28,595
Interest payable	(6,303)	(1,835)	(1,567)	(3,064)	(1,106)	740	(13,135)

Net interest income	6,343	4,133	1,607	2,732	645	–	15,460
Dividend income	211	25	3	24	15	–	278
Fees and commissions receivable	5,397	1,449	897	1,205	417	(120)	9,245
Fees and commissions payable	(869)	(185)	(173)	(221)	(93)	120	(1,421)
Dealing profits	508	133	364	161	147	–	1,313
Other operating income	1,025	495	83	333	110	(326)	1,720

Operating income	12,615	6,050	2,781	4,234	1,241	(326)	26,595
Operating expenses (excluding
goodwill amortisation)	(7,878)	(2,139)	(1,528)	(2,675)	(1,060)	326	(14,954)
Goodwill amortisation	(651)	–	(33)	(146)	(24)		(854)

Operating expenses	(8,529)	(2,139)	(1,561)	(2,821)	(1,084)	326	(15,808)
Operating profit before provisions	4,086	3,911	1,220	1,413	157	–	10,787
Provisions for bad and doubtful debts	(569)	(246)	(89)	(300)	(117)	–	(1,321)
Provisions for contingent liabilities
and commitments	(15)	(14)	18	3	(99)	–	(107)
Amounts written off fixed asset
investments	(267)	(10)	(2)	(9)	(36)	–	(324)

Operating profit/(loss)	3,235	3,641	1,147	1,107	(95)	–	9,035
Share of operating loss in joint ventures	(26)	–	–	(2)	–	–	(28)
Share of operating profit in associates	3	11	113	8	–	–	135
Gains on disposal of investments and
tangible fixed assets	288	58	–	125	37	–	508

Profit/(loss) on ordinary activities before tax	3,500	3,710	1,260	1,238	(58)	–	9,650

(b)	By Customer Groups

HSBC’s operations include a number of support services and head office functions. The costs of these functions are allocated to business lines, where it is appropriate, on a systematic and consistent basis. In addition, there are a number of income and expense items between customer group and the following profits analysis includes

Back to Contents

amounts within each customer group and then eliminates any duplication in a separate column.

As a result of growth in use of Group Service Centres and Shared Service Organisations, the activities of these centres have been included in the ‘Other’ customer group. Comparatives for the years ended 31 December 2003 and 31 December 2002 are not reported under ‘Other’ where these activities were formerly reported across customer groups.

			Corporate,
	Personal		Investment			Intra-
	Financial	Commercial	Banking &	Private		HSBC
	Services	Banking	Markets	Banking	Other	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Year ended 31 December 2004

Net interest income	21,466	4,884	3,821	718	135	–	31,024
Dividend income	17	6	565	5	8	–	601
Net fees and commissions	6,461	2,742	2,802	962	126	–	13,093
Dealing profits	192	142	1,929	257	46	–	2,566
Other operating income	2,015	656	873	17	2,120	(2,378)	3,303

Operating income	30,151	8,430	9,990	1,959	2,435	(2,378)	50,587

Operating expenses	(15,473)	(4,378)	(6,008)	(1,634)	(2,574)	2,378	(27,689)

Operating profit/(loss)
before provisions	14,678	4,052	3,982	325	(139)	–	22,898
Provisions for bad and
doubtful debts	(6,612)	(227)	473	9	–	–	(6,357)
Provisions for contingent
liabilities and commitments	(80)	10	(38)	4	77	–	(27)
Amounts (written off)/written
back on fixed asset investments	(2)	(1)	(11)	(2)	16	–	–

Operating profit/(loss)	7,984	3,834	4,406	336	(46)	–	16,514
Share of operating profit
in joint ventures	–	–	5	–	–	–	5
Share of operating profit in
associates	74	54	96	–	63	–	287
Gains on disposal of
investments and tangible fixed assets	110	7	330	48	307	–	802

Profit on ordinary activities before tax	8,168	3,895	4,837	384	324	–	17,608

Segment total assets	438,415	160,299	582,975	56,466	26,745		1,264,900

Hong Kong Government certificates of
indebtedness							11,878

Total assets							1,276,778

Net assets	34,659	13,924	24,362	9,726	3,952		86,623

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	Total		Corporate,
	Personal		Investment			Intra-
	Financial	Commercial	Banking &	Private		HSBC
	Services	Banking	Markets	Banking	Other	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Year ended 31 December 2003

Net interest income	16,943	4,196	3,899	574	(14)	–	25,598
Dividend income	18	3	161	3	37	–	222
Net fees and commissions	4,842	2,256	2,315	822	159	–	10,394
Dealing profits	133	118	1,764	209	(46)	–	2,178
Other operating income	1,508	587	805	50	938	(1,208)	2,680

Operating income	23,444	7,160	8,944	1,658	1,074	(1,208)	41,072

Operating expenses	(12,257)	(4,031)	(4,645)	(1,431)	(1,376)	1,208	(22,532)

Operating profit/(loss) before provisions	11,187	3,129	4,299	227	(302)	–	18,540
Provisions for bad and doubtful debts	(5,633)	(274)	(297)	(2)	113	–	(6,093)
Provisions for contingent liabilities and commitments	(19)	14	(53)	(2)	16	–	(44)
Amounts (written off)/written back on fixed asset investments	(18)	–	(91)	(3)	6	–	(106)

Operating profit/(loss)	5,517	2,869	3,858	220	(167)	–	12,297
Share of operating profit/(loss) in joint ventures	11	–	(127)	–	–	–	(116)
Share of operating profit in associates	46	20	80	–	75	–	221
Gains on disposal of investments and tangible fixed assets	30	6	225	61	92	–	414

Profit on ordinary activities before tax	5,604	2,895	4,036	281	–	–	12,816

Segment total assets	352,077	128,086	462,995	54,510	25,561		1,023,229

Hong Kong Government certificates of indebtedness							10,987

Total assets							1,034,216

Net assets	30,092	11,268	19,529	8,098	5,486		74,473

Back to Contents

			Corporate,
	Personal		Investment			Intra-
	Financial	Commercial	Banking &	Private		HSBC
	Services	Banking	Markets	Banking	Other	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Year ended 31 December 2002

Net interest income	7,429	3,835	3,700	549	(53)	–	15,460
Dividend income	6	6	230	2	34	–	278
Net fees and commissions	2,979	1,934	2,164	623	124	–	7,824
Dealing profits	50	107	1,008	137	11	–	1,313
Other operating income	773	459	609	102	925	(1,148)	1,720

Operating income	11,237	6,341	7,711	1,413	1,041	(1,148)	26,595

Operating expenses	(7,144)	(3,317)	(4,134)	(1,251)	(1,110)	1,148	(15,808)

Operating profit/(loss) before provisions	4,093	3,024	3,577	162	(69)	–	10,787
Provisions for bad and doubtful debts	(857)	(269)	(184)	(5)	(6)	–	(1,321)
Provisions for contingent liabilities and commitments	(42)	19	12	(21)	(75)	–	(107)
Amounts (written off)/written back on fixed asset investments	(2)	3	(109)	(22)	(194)	–	(324)

Operating profit/(loss)	3,192	2,777	3,296	114	(344)	–	9,035
Share of operating profit/(loss) in joint ventures	(23)	3	(7)	(1)	–	–	(28)
Share of operating profit/(loss) in associates	17	15	46	(10)	67	–	135
Gains on disposal of investments and tangible fixed assets	19	51	317	46	75	–	508

Profit/(loss) on ordinary activities before tax	3,205	2,846	3,652	149	(202)	–	9,650

Segment total assets	171,478	113,520	394,540	48,346	21,276		749,160

Hong Kong Government certificates of indebtedness							9,445

Total assets							758,605

Net assets	12,101	10,290	16,852	7,366	5,156		51,765

(c)	By country of domicile

HSBC Holdings is registered and domiciled in the United Kingdom.

(i) Profit on ordinary activities before tax in the United Kingdom

	2004	2003	2002
	US$m	US$m	US$m

Operating income	13,665	10,969	9,504

Profit on ordinary activities before tax	4,506	3,474	3,239

Operating income includes intra-HSBC income of US$328 million (2003: US$359 million; 2002: US$418 million). Profit on ordinary activities before tax includes profit arising on intra-HSBC transactions of US$303 million (2003: US$376 million; 2002: US$406 million).

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

		(ii)	Geographical analysis of tangible fixed assets

				2004	2003	2002
				US$m	US$m	US$m

			United Kingdom	8,436	7,213	6,240
			Other	10,393	8,535	7,941

			Total	18,829	15,748	14,181

			Other includes assets held in Hong Kong amounting to US$4,817 million (2003: US$3,877 million; 2002: US$4,180 million).

47	Related party transactions

	(a)	Transactions, arrangements and agreements involving Directors and others

		Particulars of transactions, arrangements and agreements entered into by subsidiary undertakings of HSBC Holdings with Directors and connected persons and companies controlled by them and with officers of HSBC Holdings disclosed pursuant to section 232 of the Companies Act 1985 are as follows:

	2004		2003

	Number	US$m	Number	US$m

Directors and connected persons and companies controlled by them
Loans and credit card transactions (including US$324,171 in credit card transactions (2003: US$274,198) and US$21,627,562 in guarantees (2003: US$25,776,133))	82	332	82	353

Officers
Loans and credit card transactions (including US$394,532 in credit card transactions (2003: US$ 377,611) and US$167,993 in guarantees (2003: US$224,769))	34	48	32	38

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

(b)	Transactions with other related parties of HSBC

Joint ventures

Information relating to joint ventures can be found in the ‘Notes on the Financial Statements’ where the following are disclosed:

	-	Note 15: amounts due from joint ventures;
	-	Note 20: interests in joint ventures and principal joint ventures; and
	-	Note 28: amounts due to joint ventures.

Associates

Information relating to associates can be found in the ‘Notes on the Financial Statements’ where the following are disclosed:

	-	Notes 14 and 15: amounts due from associates;
	-	Note 21: interests in associates; principal associates and interests in loan capital; and
	-	Notes 27 and 28: amounts due to associates.

Pension funds

At 31 December 2004, US$19.3 billion (2003: US$14.7 billion) of HSBC pension fund assets were under management by HSBC companies of which US$1,432 million (2003: US$1,315 million) of ‘Long-term assurance assets attributable to policyholders’ were included in HSBC’s balance sheet under ‘Other assets’. Fees

Back to Contents

of US$35 million (2003: US$23 million) were earned by HSBC companies for these management services. HSBC’s pension funds had placed deposits of US$268 million (2003: US$211 million) with its banking subsidiaries.

48	UK and Hong Kong accounting requirements

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

In accordance with Financial Reporting Standard 11 ‘Impairment of Fixed Assets and Goodwill’, no charge has been made in the profit and loss account in respect of those decreases in the valuation of HSBC properties that do not represent impairments. If HSBC had prepared its financial statements under Hong Kong Statement of Standard Accounting Practice 17 ‘Property, plant and equipment’, there would have been a net charge to the profit and loss account of US$13 million (2003: US$154 million) in respect of valuations below depreciated historical cost (of which a credit of US$1 million (2003: US$4 million) relates to minority interests).

In accordance with Financial Reporting Standard 19 ‘Deferred Tax’, HSBC has recognised deferred tax in full on timing differences between the accounting and taxation treatment of income and expenditure, subject to recoverability of deferred tax assets. If HSBC had prepared its financial statements in accordance with Hong Kong Statement of Standard Accounting Practice 12 ‘Income Taxes’ (revised August 2002) it would have recognised additional deferred tax assets and liabilities, resulting in an increase in reserves at 31 December 2004 of US$622 million (2003: US$174 million). The increase in the charge to the profit and loss account in respect of tax on profit on ordinary activities would have been US$216 million (2003: US$nil).

If HSBC had prepared its financial statements under Hong Kong Statement of Standard Accounting Practice 24 ‘Accounting for Investments in Securities’, US$1,567 million (2003: US$1,746 million) would have been credited to reserves in respect of changes in the fair value of its investment securities.

In accordance with UK Statement of Standard Accounting Practice 17 ‘Post balance sheet events’, HSBC has recorded dividends declared after the period end in the period to which they relate. If HSBC had prepared its financial statements in accordance with Hong Kong Statement of Standard Accounting Practice 9 ‘Events after the balance sheet date’, dividends would be recorded in the period in which they are declared and there would have been an increase in reserves at 31 December 2004 of US$2,996 million (2003: US$2,627 million).

HSBC Holdings has recorded its investment in HSBC undertakings at net asset value, including attributable goodwill, adjusted for shares held by subsidiaries in HSBC Holdings plc. If HSBC Holdings had prepared its individual financial statements in accordance with Hong Kong Statement of Standard Accounting Practice 32 ‘Consolidated Financial Statements and Accounting for Investments in Subsidiaries’ and elected to record its investment in HSBC undertakings at cost, less provisions for any impairment, there would have been a reduction in the reserves of HSBC Holdings at 31 December 2004 of US$65,043 million (2003: US$53,102 million). There would have been no impact on the consolidated financial statements of HSBC.

HSBC applies UK Statement of Standard Accounting Practice 24 ‘Accounting for pension costs’ to defined benefit schemes, which requires that the cost of providing pensions be recognised on a systematic and rational basis over the period during which benefit is gained from the employees’ services. If HSBC had prepared its financial statements under Hong Kong Statement of Standard Accounting Practice 34 ‘Employee benefits’ a defined benefit pension liability of US$5,873 million would have been recognised in the balance sheet at 31 December 2004 (2003: US$4,406 million). There would have been an additional credit to the profit and loss account in 2004 of US$99 million (2003: US$206 million).

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

49	Differences between UK GAAP and US GAAP

The consolidated financial statements of HSBC are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The following is a summary of the significant differences applicable to HSBC:

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

Shareholders’ interest in the long-term assurance fund

UK GAAP

• The value placed on HSBC’s interest in long-term assurance business includes a valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds. These are determined annually in consultation with external actuaries and are included in ‘Other assets’.

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

Long-term assurance assets and liabilities

UK GAAP

•	Long-term assurance fund assets, excluding own shares held, and liabilities attributable to policyholders are recognised at fair value in ‘Other assets’ and ‘Other liabilities’ as summary amounts ‘Long-term assurance assets/liabilities attributable to policyholders’.

US GAAP

• Under the Statement of Position issued by the American Institute of Certified Public Accountants (‘AICPA SOP’) 03-1, ‘Accounting and reporting by Insurance Enterprises for certain Non-traditional and Long-duration Contracts and for Separate Accounts’, which became fully effective in 2004, where assets qualify for separate accounting they should be measured at fair value and be reported in the financial statements as a summary total, with an equivalent summary total for related liabilities, consistent with the UK GAAP presentations. Otherwise, assets representing policyholders funds under the arrangements should be accounted for and recognised as

Back to Contents

general account assets, i.e. consistent with other HSBC holdings of similar assets. Any related liability should be accounted for as a general account liability.

Share compensation schemes

UK GAAP

•	Options granted under executive share option schemes are granted at market price and no compensation costs are recognised under the ‘intrinsic value method’.

•	Employees in save-as-you-earn schemes are granted shares at a 20 per cent discount to market price at the date of grant. No compensation cost is recognised for such awards.

•	The fair value of shares awarded under longer term and other restricted share award schemes is charged to compensation cost over the period in respect of which performance conditions apply. To the extent the award is adjusted by virtue of performance conditions being met or not, the compensation cost is adjusted in line with this.

US GAAP

•	SFAS 123 ‘Accounting for Stock Based Compensation’ encourages a fair value method of accounting for stock-based compensation plans. HSBC follows this fair value method. Under the fair value method, compensation cost is measured at the date of grant based on the value of the award and is recognised over the service period, which is usually the vesting period.

•	Where options lapse, because an employee ceases to be employed by HSBC before their entitlement to the options vest, any costs previously recognised relating to lapsed options are written back. From 2004, estimates of such future employee departures are taken into account when accruing the cost during the service period and revised and trued-up over this period.

•	Where the number of option awards that vest is contingent on HSBC meeting certain performance targets of Total Shareholder Return, this uncertainty is factored into the calculation of the fair value of the award at grant date.

Costs of software for internal use

UK GAAP

•	HSBC generally expenses costs of software developed for internal use. If it can be shown that conditions for capitalisation are met under FRS 10 ‘Goodwill and intangible assets’ or FRS 15 ‘Tangible fixed assets’, the software is capitalised and amortised over its useful life.

•	Website design and content development costs are capitalised only to the extent that they lead to the creation of an enduring asset delivering benefits at least as great as the amount capitalised.

US GAAP

•	AICPA SOP 98-1 ‘Accounting for the costs of computer software developed or obtained for internal use’ requires that all costs incurred in the preliminary project and post implementation stages of internal software development be expensed. Costs incurred in the application development stage must be capitalised and amortised over their estimated useful life. Website design costs are capitalised and website content development costs are expensed as they are incurred.

Goodwill

UK GAAP

•	Goodwill arising on acquisitions of subsidiary undertakings, associates or joint ventures prior to 1998 was charged against reserves in the year of acquisition.

•	For acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet and amortised over its estimated useful life on a straight-line basis. UK GAAP allows goodwill previously eliminated against reserves to be reinstated, but does not require it. In common with many other UK companies, HSBC elected not to reinstate such goodwill on the grounds that it would not materially assist the understanding of readers of its accounts who were already familiar with UK GAAP.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

•	Goodwill included in the balance sheet is tested for impairment when necessary by comparing the recoverable amount of an entity with the carrying value of its net assets, including attributable goodwill. The recoverable amount of an entity is the higher of its value in use, generally the present value of the expected future cash flows from the entity, and its net realisable value.

•	At the date of disposal of subsidiaries, associates or joint ventures, any unamortised goodwill or goodwill charged directly against reserves is included in HSBC’s share of the undertakings’ total net assets in the calculation of the gain or loss on disposal.

•	Where quoted securities are issued as part of the purchase consideration in an acquisition, the fair value of those securities for the purpose of determining the cost of acquisition is the market price at the date of completion.

US GAAP

•	Goodwill acquired up to 30 June 2001 was capitalised and amortised over its useful life but not more than 25 years. The amortisation of previously acquired goodwill ceased from 31 December 2001.

•	SFAS 142 ‘Goodwill and Other Intangible Assets’ requires that goodwill should not be amortised but should be tested for impairment annually at the reporting unit level by applying a fair-value-based test.

•	The goodwill of a reporting unit should be tested for impairment between annual tests in response to events or changes in circumstance which could result in an impairment.

•	Where quoted securities are issued as part of the purchase consideration in an acquisition, the fair value of those securities for the purpose of determining the cost of acquisition is the average market price of the securities for a reasonable period before and after the date that the terms of the acquisition are agreed and announced.

Intangible assets

UK GAAP

•	An intangible asset is recognised separately from goodwill where it is identifiable and controlled. It is identifiable only if it can be disposed of or settled separately without disposing of the whole business. Control requires legal rights or custody over the item.

•	An intangible asset purchased as part of a business combination is capitalised at fair value based on its replacement cost, which is normally its estimated market value.

US GAAP

•	An intangible asset is recognised separately from goodwill when it arises from contractual or other legal rights or if it is separable, i.e. it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset or liability. The effect of this is that certain intangible assets such as trademarks and customer relationships are recognised under US GAAP, although such assets will not be recognised under UK GAAP.

•	Intangible assets are initially recognised at fair value. An intangible asset with a finite useful life is amortised on a straight-line basis over the period for which it contributes to the future cash flows of the entity. An intangible asset with an indefinite useful life is not amortised but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Property

UK GAAP

•	HSBC values its properties on an annual basis and adjustments arising from such revaluations are taken to reserves. HSBC depreciates non-investment properties based on their cost or revalued amounts. No depreciation is charged on investment properties other than leaseholds with 20 years or less to expiry.

US GAAP

•	US GAAP does not permit revaluations of property, although it requires recognition of asset impairment. Any realised surplus or deficit is, therefore, reflected in income on disposal of the property. Depreciation is charged on all properties based on cost.

Back to Contents

Derivatives

UK GAAP

•	Non-trading derivatives are those which are held for hedging purposes as part of HSBC’s risk management strategy against cash flows, assets, liabilities, or positions measured on an accruals basis. Non-trading transactions include qualifying hedges and positions that synthetically alter the characteristics of specified financial instruments.

•	Non-trading derivatives are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or positions.

•	To qualify as a hedge, a derivative must effectively reduce the price, foreign exchange or interest rate risk of the asset, liability or anticipated transaction to which it is linked and be designated as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. If these criteria are met, the derivative is accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes include swaps, forwards and futures.

•	Interest rate swaps are also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument must be linked to specific individual, or pools of similar, assets or liabilities by the notional principal and interest rate risk of the associated instruments, and must achieve a result that is consistent with defined risk management objectives. If these criteria are met, accrual based accounting is applied, i.e. income or expense is recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement.

•	Any gain or loss arising on the termination of a qualifying derivative is deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the qualifying derivative is immediately marked-to-market through the profit and loss account.

•	Derivatives that do not qualify as hedges or synthetic alterations at inception are marked-to-market through the profit and loss account, with gains and losses included within ‘Dealing profits’.

US GAAP

•	All derivatives must be recognised as either assets or liabilities in the balance sheet and be measured at fair value (SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’).

•	The accounting for changes in the fair value of a derivative (i.e. gains and losses) depends on the intended use of the derivative and the resulting designation as described below:

	–	For a derivative designated as hedging exposure to changes in the fair value of a recognised asset or liability or a firm commitment, the gain or loss is recognised in earnings in the period of change together with the associated loss or gain on the hedged item attributable to the risk being hedged. Any resulting net gain or loss represents the ineffective portion of the hedge.

	–	For a derivative designated as hedging exposure to variable cash flows of a recognised asset or liability, or of a forecast transaction, the derivative’s gain or loss associated with the effective portion of the hedge is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecast transaction affects earnings. The ineffective portion is reported in earnings immediately.

	–	For net investment hedges in which derivatives hedge the foreign currency exposure of a net investment in a foreign operation, the change in fair value of the derivative associated with the effective portion of the hedge is included as a component of other comprehensive income (‘OCI’), together with the associated loss or gain on the hedged item. The ineffective portion is reported in earnings immediately.

	–	In order to apply hedge accounting it is necessary to comply with documentation requirements and to demonstrate the effectiveness of the hedge on a retrospective and prospective basis.

	–	For a derivative not designated as a hedging instrument, the gain or loss is recognised in earnings in the period of change in fair value.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Investment securities

UK GAAP

•	Debt securities and equity shares intended to be held on a continuing basis are disclosed as investment securities and are included in the balance sheet at cost less provision for any permanent diminution in value. Other participating interests are accounted for on the same basis. Premiums or discounts on dated investment securities purchased at other than face value are amortised through the profit and loss account over the period from date of purchase to date of maturity and are included in ‘interest income’. Any gain or loss on realisation of these securities is recognised in the profit and loss account as it arises and included in ‘Gains on disposal of investment securities’.

•	SSAP 20 ‘Foreign currency translation’ requires foreign currency exchange differences on foreign currency-denominated monetary items, including securities, to be recognised in the profit and loss account.

•	Other debt securities and equity shares held for trading purposes are included in the balance sheet at market value. Changes in the market value of such assets are recognised in the profit and loss account as ‘Dealing profits’.

US GAAP

•	All debt securities and equity shares are classified and disclosed within one of the following three categories: held-to-maturity; available-for-sale; or trading (SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’).

•	Held-to-maturity debt securities are measured at amortised cost.

•	Available-for-sale securities are measured at fair value with unrealised holding gains and losses excluded from earnings and reported net of applicable taxes and minority interests in a separate component of shareholders’ funds. Foreign exchange gains or losses on foreign currency denominated available-for-sale securities are also excluded from earnings and recorded as part of the same separate component of shareholders’ funds.

•	A decline considered other than temporary in fair value below cost of an available-for-sale or held-to-maturity security is treated as a realised loss and included in earnings. This lower fair value is then treated as the cost basis for the security. A decline in fair value is generally considered other than temporary where management does not have the ability and intent to hold the investment for a reasonable period of time sufficient for the fair value to recover back up to the cost of the investment.

•	Trading securities are measured at fair value with unrealised holding gains and losses included in earnings.

Foreign currency

UK GAAP

•	A company’s local currency is the currency of the primary economic environment in which it operates and generates net cash flows. Foreign exchange differences arising when translating non-local currency assets and liabilities into the local currency are reported in the profit and loss account (SSAP 20 ‘Foreign currency translation’).

US GAAP

•	An entity’s functional currency is the currency of the primary economic environment in which it operates. An entity operating in a single economic environment may have only one functional currency. Foreign exchange differences arising when translating non-functional currency assets and liabilities into the functional currency are reported in the profit and loss account (SFAS 52 ‘Foreign Currency Translation’).

Own shares held

UK GAAP

•	HSBC Holdings’ shares are deducted from shareholders’ funds (including those HSBC Holdings shares held within ‘Long-term assurance assets attributable to policyholders’). No profits or losses are recognised on own shares held.

Back to Contents

US GAAP

•	AICPA Accounting Research Bulletin 43 ‘Restatement and Revision of Accounting Research Bulletins’ requires a reduction in shareholders’ equity for own shares held. However, HSBC shares held within ‘Long-term assurance assets attributable to policyholders’ remain classified as an asset where the criteria for classification as ‘separate accounts’ are met.

Dividends payable

UK GAAP

•	Dividends declared after the period end are recorded in the period to which they relate.

US GAAP

•	Dividends are recorded in the period in which they are declared.

Deferred taxation

UK GAAP

•	Deferred tax is generally provided in the accounts for all timing differences subject to exceptions in FRS 19 and the assessment of the recoverability of deferred tax assets.

•	Fair value adjustments on acquisition are treated as if they were timing differences arising in the acquired entity’s own accounts. Deferred tax is recognised on fair value adjustments where they give rise to deferral or acceleration of taxable cash flows.

US GAAP

•	Deferred tax liabilities and assets are recognised in respect of all temporary differences. A valuation allowance is raised against any deferred tax asset where it is more likely than not that the asset, or a part thereof, will not be realised (SFAS 109 ‘Accounting for Income Taxes’).

•	The deferred taxation impact of all temporary differences arising from fair value adjustments on acquisition is recognised as part of the purchase accounting adjustment.

Sale and repurchase transactions (‘repos’) and reverse repos

UK GAAP

•	Repos and reverse repos are accounted for as if the collateral involved remains with the transferor. On the balance sheet, repos are included within ‘Deposits by banks’ or ‘Customer accounts’ and reverse repos are included within ‘Loans and advances to banks’ or ‘Loans and advances to customers’.

US GAAP

•	Repos and reverse repos transacted under agreements that give the transferee the right by contract or custom to sell or repledge collateral give rise to the following adjustments and disclosures (SFAS 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities’):

–	For repos, where the transferee has the right to sell or repledge the collateral, the transferor reports the securities separately in the financial statements from other securities not so encumbered.

–	For reverse repos, where the transferee has the right to sell or repledge the collateral, the transferee does not recognise the pledged asset but discloses the fair value of the collateral. If the transferee sells collateral pledged to it, the proceeds from the sale and the transferee’s obligation to return the collateral are recognised.

Loan origination

UK GAAP

•	Fee and commission income is accounted for in the period when receivable, except when it is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, it is recognised on an appropriate basis over the relevant period.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

•	Loan origination costs are generally expensed as incurred. As permitted by UK GAAP, HSBC applies a restricted definition of the incremental, directly attributable origination expenses that are deferred and subsequently amortised over the life of the loans.

US GAAP

•	Certain loan fee income and direct loan origination costs are amortised to the profit and loss account, on a straight-line basis, over the life of the loan as an adjustment to interest income (SFAS 91 ‘Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases’). Prepayment and delinquency estimates are regularly monitored and fee and cost amortisation rates adjusted accordingly.

•	Credit card annual fees are netted with direct lending costs, deferred, and amortised on a straight-line basis over one year.

Pension costs

UK GAAP

•	Pension costs, based on actuarial assumptions and methods, are charged so as to allocate the cost of providing benefits over the average remaining service lives of employees.

US GAAP

•	SFAS 87 ‘Employers’ Accounting for Pensions’ prescribes a similar method of actuarial valuation but requires assets to be assessed at fair value and the assessment of liabilities to be based on current settlement rates.

•	When the accumulated benefit obligation on a pension plan (the value of the benefits accrued based on employee service up to the balance sheet date) exceeds the fair value of plan assets, the employer recognises a minimum pension liability equal to this excess, so long as the excess is greater than any accrual which has already been established for unfunded pension costs.

•	Where unrecognised net actuarial gains/losses are in excess of 10 per cent of the greater of the projected benefit obligation and the plan assets, the excess is amortised to net income in equal amounts over the average remaining service lives of current employees.

Securitisations

UK GAAP

•	FRS 5 ‘Reporting the substance of transactions’ requires that the accounting for securitised receivables is governed by whether the originator has access to the benefits of the securitised assets and exposure to the risks inherent in those benefits and whether the originator has a liability to repay the proceeds of the note issue:

	–	The securitised assets should be derecognised in their entirety and a gain or loss on sale recorded where the originator retains no significant benefits and no significant risks relating to those securitised assets.

	–	The securitised assets and the related finance should be consolidated under a linked presentation where the originator retains significant benefits and significant risks relating to those securitised assets but where the downside exposure is limited to a fixed monetary amount and certain other conditions are met.

	–	The securitised assets and the related finance should be consolidated on a gross basis where the originator retains significant benefits and significant risks relating to those securitised assets and does not meet the conditions required for linked presentation.

US GAAP
•	SFAS 140 ‘Accounting for Transfers and Servicing of Finance Assets and Extinguishments of Liabilities’ requires that receivables that are sold to a special purpose entity and securitised can only be derecognised and a gain or loss on sale recognised if the originator has surrendered control over those securitised assets.

•	Control has been surrendered over transferred assets if and only if all of the following conditions are met:

	–	The transferred assets have been put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

Back to Contents

	–	Each holder of interests in the transferee (i.e. holder of issued notes) has the right to pledge or exchange their beneficial interests, and no condition constrains this right and provides more than a trivial benefit to the transferor.

	–	The transferor does not maintain effective control over the assets through either an agreement that obligates the transferor to repurchase or to redeem them before their maturity or through the ability to unilaterally cause the holder to return specific assets, other than through a clean-up call.

	–	If these conditions are not met the securitised assets should continue to be consolidated.

•	Where HSBC retains an interest in the securitised assets, such as a servicing right or the right to residual cash flows from the special purpose entity, HSBC recognises this interest at fair value on sale of the assets.

•	There are no provisions for linked presentation of securitised assets and the related finance.

Consolidation of Variable Interest Entities

UK GAAP

•	In accordance with FRS 5, entities that fall within the definition of quasi-subsidiaries are consolidated. A quasi-subsidiary is defined as an entity that is directly or indirectly controlled by HSBC and gives rise to benefits that are in substance no different from those that would arise were the vehicle a subsidiary. FRS 5 states that this will arise where HSBC receives the benefits of the net assets of the entity and is exposed to the risks inherent in those net assets.

US GAAP

•	FASB Interpretation 46 (revised December 2003) ‘Consolidation of Variable Interest Entities’(‘FIN 46R’), which became fully effective for HSBC from 1 January 2004, requires consolidation of Variable Interest Entities (‘VIEs’) in which HSBC is the primary beneficiary and disclosures in respect of all other VIEs in which it has a significant variable interest.

•	A VIE is an entity in which equity investors do not hold an investment with the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities. HSBC is the primary beneficiary of a VIE if its variable interests absorb a majority of the entity’s expected losses. Variable interests are contractual, ownership or other pecuniary interests in an entity that change with changes in the fair value of an entity’s net assets exclusive of variable interests. If no party absorbs a majority of the entity’s expected losses, HSBC consolidates the VIE if it receives a majority of the expected residual returns of the entity.

Restructuring provisions

UK GAAP

•	In accordance with FRS 12 ‘Provisions, contingent liabilities and contingent assets’, provisions are made for any direct costs and net future operating losses arising from a business that management is committed to restructure, sell or terminate, has a detailed formal plan to exit, and has raised a valid expectation of carrying out that plan.

•	In accordance with SSAP 24 ‘Accounting for pension costs’, the cost of additional pension benefits that accrue to employees made redundant are spread over the remaining service lives of existing employees in line with other actuarial adjustments.

US GAAP

•	SFAS 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’, requires that the fair value of a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Accordingly, provisions are recognised upon the implementation of the restructuring plan.

•	SFAS 88 ‘Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits’ requires that the present value of expected employee termination benefits payable pursuant to a contractual or legal obligation be recognised when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Generally, this would be when management commits to a plan of termination that identifies the number of employees to be terminated, their job classification or functions

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

and locations and the expected completion date of the plan, and actions required to complete the plan indicate that it is unlikely that significant changes will be made or the plan will be withdrawn.

Acceptances

UK GAAP
•	Acceptances outstanding are not included in the consolidated balance sheet.

US GAAP

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

The following tables summarise the significant adjustments to consolidated net income and shareholders’ equity which would result from the application of US GAAP:

		Year ended 31 December

	Note	2004	2003	2002
		US$m	US$m	US$m
Net income
Attributable profit of HSBC (UK GAAP)		11,840	8,774	6,239
Lease financing		(90)	(114)	(68)
Shareholders’ interest in long-term assurance fund	a	(102)	(394)	(6)
Pension costs	b	(244)	266	(62)
Stock-based compensation	c	(234)	(190)	(240)
Goodwill	d	1,845	1,500	845
Internal software costs	f	55	13	66
Revaluation of property	g	139	62	76
Purchase accounting adjustments		(233)	(1,018)	15
Intangibles		(390)	(289)	–
Derivatives	h	244	(613)	221
Own shares held		17	42	–
Foreign exchange losses/(gains) on available-for-sale securities	l	1,069	(2,283)	(2,197)
Loan origination		119	217	–
Securitisations	r	(1,097)	683	–
Restructuring provisions		(120)	96	–
Other-than-temporary decline in value of available-for-sale securities	j	36	43	(122)
Foreign exchange losses on Argentine overseas funding	k	–	26	(390)
Taxation : US GAAP	l	(216)	–	(30)
on reconciling items		(95)	223	475
		(311)	223	445
Minority interest in reconciling items		(37)	187	78

Net income (US GAAP)		12,506	7,231	4,900

Back to Contents

		Year ended 31 December

	Note	2004	2003	2002
		US$	US$	US$
Per share amounts (US GAAP)
Basic earnings per ordinary share	o	1.15	0.69	0.52
Diluted earnings per ordinary share	o	1.13	0.69	0.52

	Note	2004	2003
		US$m	US$m
Shareholders’ equity
Shareholders’ funds (UK GAAP)		86,623	74,473
Lease financing		(718)	(575)
Shareholders’ interest in long-term assurance fund	a	(1,600)	(1,532)
Pension costs	b	(4,776)	(3,122)
Goodwill	d	2,706	1,072
Internal software costs	f	760	718
Revaluation of property		(3,040)	(1,949)
Purchase accounting adjustments	g	1,142	1,352
Intangibles		3,218	3,028
Derivatives	h	356	702
Fair value adjustment for securities available-for-sale	j	1,969	2,046
Own shares held		147	140
Dividend payable		2,996	2,627
Loan origination		317	217
Securitisations	r	(358)	739
Restructuring provisions		(19)	96

Taxation : US GAAP	l	(72)	173
on reconciling items		367	(144)

		295	29
Minority interest in reconciling items		64	190

Shareholders’ equity (US GAAP)		90,082	80,251

	Note	2004	2003	2002
		US$m	US$m	US$m
Movement in shareholders’ equity (US GAAP)
Balance brought forward		80,251	55,831	48,444
Net income		12,506	7,231	4,900
Dividends		(6,932)	(6,974)	(4,632)
Stock based compensation	c	234	190	240
Shares issued in lieu of dividends		2,607	1,423	1,023
Equity issued on acquisition of HSBC Finance Corporation under US GAAP		–	14,366	–
New share capital subscribed net of costs		581	862	337
Other, including movements in own shares held		(148)	(79)	17

Net change in net unrealised gains/(losses) on securities available-for-sale, net of tax effect		(837)	1,676	2,253
Net change in net unrealised gains on derivatives classified as cash flow hedges, net of tax effect		(349)	367	86
Minimum pension liability adjustment, net of tax effect	b	(195)	(1,127)	(824)
Exchange and other movements		2,364	6,485	3,987

Total Other Comprehensive Income		983	7,401	5,502

Balance carried forward		90,082	80,251	55,831

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

The following table provides an estimated summarised balance sheet for HSBC, which incorporates the adjustments arising from the application of US GAAP:

	2004	2003
	US$m	US$m
Assets
Cash and balances at central banks	9,893	7,661
Items in the course of collection from other banks	6,352	6,628
Treasury bills and other eligible bills	30,284	20,391
Hong Kong Government certificates of indebtedness	11,878	10,987
Loans and advances to banks	143,077	117,173
Loans and advances to customers	653,279	505,152
Debt securities and equity shares	275,304	220,579
Interests in associated undertakings and other participating interests	4,621	1,973
Intangible and tangible fixed assets	51,962	47,133
Due from customers on acceptances	7,214	5,411
Other assets (including prepayments and accrued income)	72,501	68,935

Total assets	1,266,365	1,012,023

Liabilities
Hong Kong currency notes in circulation	11,878	10,987
Deposits by banks	83,539	70,426
Customer accounts	693,734	573,132
Items in the course of transmission to other banks	5,301	4,383
Debt securities in issue	190,766	127,555
Acceptances outstanding	7,214	5,411
Other liabilities (including accruals and deferred income)	131,826	98,696
Provisions for liabilities and charges
– deferred taxation	2,754	1,368
– other provisions for liabilities and charges	9,339	8,134
Subordinated liabilities	37,685	25,462
Minority interests	2,247	6,218
Shareholders’ equity	90,082	80,251

Total liabilities	1,266,365	1,012,023

Net assets arising due to reverse repo transactions of US$36,543 million (2003: US$23,220 million) and US$29,346 million (2003: US$17,777 million) are included in ‘Loans and advances to banks’ and ‘Loans and advances to customers’ respectively.

Net liabilities arising due to repo transactions of US$11,590 million (2003: US$12,226 million) and US$32,137 million (2003: US$15,201 million) are included in ‘Deposits by banks’ and ‘Customer accounts’ respectively. Average repo liabilities during the year were US$46,229 million (2003: US$25,883 million). The maximum quarter-end repo liability outstanding during the year was US$53,188 million (2003: US$30,938 million).

HSBC enters into repo and reverse repo transactions which are accounted for as secured borrowings. Under SFAS 140, securities pledged as collateral, where the counterparty has the right to sell or repledge the collateral, would be reclassified within ‘Debt securities and equity shares’ and ‘Treasury bills and other eligible bills’ as encumbered. As at 31 December 2004, the impact on ‘Debt securities and equity shares’ and ‘Treasury bills and other eligible bills’ would be to reclassify securities amounting to US$39,999 million as encumbered (2003: US$22,292 million).

At 31 December 2004, collateral received under reverse repo transactions where HSBC had the right to sell or repledge the security obtained amounted to US$84,767 million gross (2003: US$45,319 million). Approximately US$36 billion (2003: approximately US$26 billion) of the collateral obtained from reverse repo transactions had been sold or pledged by HSBC in connection with repo transactions and securities sold not yet purchased.

HSBC also enters into stock lending and borrowing transactions by which either cash or other securities may be received in exchange for stock. At 31 December 2004, stock lending transactions where the securities lent were subject to sale or repledge amounted to US$7,169 million (2003: US$7,062 million). At 31 December 2004, stock borrowing transactions where the securities borrowed were subject to sale or repledge amounted to US$28,354 million (2003: US$11,428 million).

Back to Contents

(a)	Shareholders’ interest in long-term assurance fund

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

Net pre-tax income under US GAAP would have been US$102 million lower than under UK GAAP, as a result of differences in accounting for the shareholder’s interest in the long-term assurance fund. The reduction in income is greater than in the previous year, because of an increase in the net present value of in force policies in the UK in 2003, due in part to a reduction in the risk discount rate, and certain refinements to the models underlying the US GAAP calculation in the previous year.

(b)	Pension and post-retirement costs

(i) Pensions

For the purpose of the above reconciliations, the provisions of SFAS 87 ‘Employers’ Accounting for Pensions’ have been applied to HSBC’s main defined benefit pension plans, which make up approximately 97 per cent of all HSBC’s schemes by plan assets. For non-US schemes, HSBC has applied SFAS 87 with effect from 30 June 1992 as it was not feasible to apply it as at 1 January 1989, the date specified in the standard.

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

At 31 December 2004, HSBC recognised an additional minimum pension liability of US$3,261 million (2003: US$2,789 million) in respect of its unfunded accumulated benefit obligations. This liability is partially offset by an intangible asset of US$12 million (2003: US$14 million). The net impact of these items, after taking account of relevant tax assets of US$968 million (2003: US$824 million), would be to reduce the Group’s shareholders’ equity under US GAAP by US$2,281 million (2003: US$1,951 million).

Estimated pension costs for these plans computed under SFAS 87 are as follows:
	2004	2003	2002
	US$m	US$m	US$m
Components of net periodic benefit cost
Service cost	743	429	438
Interest cost	1,209	915	862
Expected return on plan assets	(1,278)	(992)	(885)
Amortisation of prior service cost	7	5	4
Amortisation of unrecognised net liability at 30 June 1992	–	6	6
Amortisation of recognised net actuarial loss	142	74	14

Net periodic pension cost	823	437	439

The US GAAP pension cost of US$823 million (2003: US$437 million; 2002 US$439 million) compares with US$579 million for these plans under UK GAAP (2003: US$703 million; 2002: US$377 million) for the schemes included in the SFAS 87 calculation.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	2004	2003
	US$m	US$m
Change in projected benefit obligation
Projected benefit obligation as at 1 January	21,085	15,463
Service cost	743	429
Interest cost	1,209	915
Employee contributions	21	4
Net actuarial loss	1,244	2,306
Acquisition of subsidiary	–	897
Plan amendment	–	6
Benefits paid	(845)	(714)
Transfers	417	–
Exchange movements	1,632	1,779

Projected benefit obligation as at 31 December	25,506	21,085

Change in plan assets
Plan assets at fair value as at 1 January	17,344	11,786
Actual return on plan assets	1,828	2,399
Acquisition of subsidiary	–	832
Employer contributions	431	1,653
Employee contributions	21	4
Benefits paid	(845)	(714)
Transfers	264	–
Exchange movements	1,235	1,384

Plan assets at fair value as at 31 December	20,278	17,344

Funded status	(5,228)	(3,741)
Unrecognised net actuarial loss	4,526	3,558
Unrecognised prior service cost	49	42

Accrued pension cost	(653)	(141)
Additional minimum liability	(3,261)	(2,789)
Intangible assets	12	14

Net amount recognised	(3,902)	(2,916)

Amounts recognised under US GAAP in the balance sheet consist of:
Prepaid benefit cost	783	833
Accrued benefit liability	(1,436)	(974)
Additional minimum liability	(3,261)	(2,789)
Intangible assets	12	14

	(3,902)	(2,916)

US GAAP adjustment
Amount recognised under US GAAP	(3,902)	(2,916)
Amounts recognised for these schemes under UK GAAP	(874)	(206)

	(4,776)	(3,122)

In 2004, plans with an aggregate accumulated benefit obligation of U$20,566 million (2003: US$17,332 million) and assets with an aggregate fair value of US$16,128 million (2003: US$13,739 million) had an accumulated benefit obligation in excess of plan assets. Plans with an aggregate projected benefit obligation of US$22,914 million (2003: US$17,841 million) and assets with an aggregate fair value of US$17,422 million (2003: US$13,739 million) had a projected benefit obligation in excess of plan assets.

Plan assets are invested primarily in equities, fixed interest securities and property. Included within plan assets at 31 December 2004 are direct holdings of 4,797,952 HSBC Holdings shares with a market value of US$82 million (2003: 760,690 shares; US$12 million). Plan asset valuations are as at 31 December.

The projected benefit obligations at 31 December 2004 and 2003 for HSBC’s main pension plans have been calculated using the following financial assumptions on a weighted average basis:

Back to Contents

		2004	2003
		% per annum	% per annum

Discount rate	United Kingdom	5.3	5.5
	Hong Kong	4.0	5.5
	Jersey	5.3	5.5
	Brazil	11.75	11.3
	United States	6.0	6.25
	France	4.5	5.25
	Mexico	10.75	10.75
	Other	3.25 – 4.5	3.5 – 5.25
Return on assets	United Kingdom	6.8	7.1
	Hong Kong	6.0	6.0
	Jersey	5.5	6.8
	Brazil	12.35	11.3
	United States	8.75	8.4
	France	5.4	5.4
	Mexico	12.5	7.0
	Other	4.6	4.7
Rate of pay increase	United Kingdom	3.2	3.0
	Hong Kong	4.0	4.5
	Jersey	4.45	4.25
	Brazil	5.0	5.11
	United States	3.75	3.75
	France	3.5	3.5
	Mexico	6.5	7.5
	Other	2.25 – 2.5	2.5

In accordance with SFAS 132 (revised) ‘Employers’ Disclosures about Pensions and other Post-retirement Benefits’, the following disclosures are required in respect of HSBC’s pension schemes:

Plan assets
	HSBC Bank (UK) Pension
	Scheme				Other schemes

	Expected				Expected
	return on	Target	Percentage of plan		return on	Target	Percentage of plan
	assets	allocation	assets at 31 December		assets	allocation	assets at 31 December
	2005	2005	2004	2003	2005	2005	2004	2003
Asset category	%	%	%	%	%	%	%	%
Equity shares	8.1	53.0	57.7	56.2	8.1	46.5	45.7	53.1
Real estate	6.5	10.0	10.2	9.1	1.0	1.9	1.3	0.6
Debt securities	4.7	36.0	27.1	27.6	5.5	44.6	34.9	40.7
Other	3.6	1.0	5.0	7.1	3.2	7.0	18.1	5.6

Total	6.8	100.0	100.0	100.0	7.2	100.0	100.0	100.0

HSBC determines the expected return on plan assets in consultation with its actuary based upon historical market returns, adjusted for additional factors such as the current rate of inflation and interest rates.

Plan objectives

The Trustees’ long-term investment objectives are to:

•	Limit the risk of the assets failing to meet the liability of the Schemes over the long-term; and

•	Maximise returns consistent with an acceptable level of risk so as to control the long-term costs of the Defined Benefit Schemes.

The Trustees consider that the investment policy is consistent with meeting their overall long-term investment objectives. In pursuit of these long-term objectives, the Trustees establish an overall benchmark for the allocation of the Defined Benefit Schemes’ assets between asset categories. In addition each permitted asset class has its own benchmarks, such as stock market or property valuation indices and desired levels of out performance where relevant. This is intended to be reviewed at least triennially within 18 months of the date at which the actual valuation is made, or more frequently if circumstances require it. The process involves an extensive asset and liability review.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Pension assumptions

The measurement date for the major pension plans is 31 December. The assumptions used to determine the projected benefit obligation of the defined benefit plans are as follows:

	HSBC Bank (UK)
	Pension Scheme		Other schemes

	2004	2003	2004	2003
	%	%	%	%

Discount rate	5.3	5.5	5.5	6.0
Rate of compensation increase	3.2	3.0	3.5	4.0
Inflation	2.7	2.5	2.0	2.0

HSBC determines discount rates in consultation with its actuary based upon the current average yield of high quality (AA rated) debt instruments, with maturities consistent with that of the pension obligation.

The accumulated benefit obligation in respect of the above schemes was:

	2004	2003
	US$m	US$m

HSBC Bank (UK) Pension Scheme	19,063	16,165
Other schemes	4,829	4,464

The weighted average assumptions used in determining the net periodic costs are as follows:

	HSBC Bank (UK)
	Pension Scheme		Other schemes

	2004	2003	2004	2003
	%	%	%	%

Discount rate	5.5	5.6	6.0	5.6
Rate of compensation increase	3.0	2.75	4.0	3.7
Expected return on assets	7.1	7.3	7.0	6.5

For the year 2005, HSBC expects to contribute US$251 million for the HSBC Bank (UK) Pension Scheme and US$142 million for the other schemes.

Benefits expected to be paid over each of the next five years and in aggregate for the five years thereafter are:

		2005	2006	2007	2008	2009	2010 - 2015
		US$m	US$m	US$m	US$m	US$m	US$m

	HSBC Bank (UK) Pension Scheme	644	658	677	696	716	3,868
	Other schemes	260	267	282	296	316	1,866

(ii)	Post-retirement benefits

	The components of post-retirement expense for HSBC’s principal schemes, which make up approximately 80 per cent of all HSBC’s schemes by benefit obligation, are as follows:

	2004	2003
	US$m	US$m

Components of net periodic post-retirement benefit cost
Service cost	10	5
Interest cost	45	27
Amortisation of transition obligation	12	12

Net periodic post-retirement benefit cost	67	44

For measurement purposes, the calculation assumes a 9.3 per cent annual rate of increase in the weighted average per capita cost of covered medical benefits. The measurement date for the plans is 31 December.

Back to Contents

	2004	2003
	US$m	US$m

Change in accumulated post-retirement benefit obligation
Accumulated post-retirement benefit obligation as at 1 January	598	326
Service cost	10	5
Interest cost	45	27
Net actuarial loss/(gain)	43	(5)
Acquisition of subsidiary	–	251
Benefits paid	(41)	(27)
Transfers	137	–
Exchange and other movements	20	21

Accumulated post-retirement benefit obligation as at 31 December	812	598

Change in plan assets
Fair value of plan assets at 1 January	–	–
Employer contributions	50	27
Investment returns	2	–
Benefits paid	(41)	(27)
Transfers	73	–
Exchange and other movements	(5)	–

	79	–

Funded status of plan
Funded status at 31 December	(733)	(598)
Unrecognised net actuarial (gain)/loss	(4)	15
Unrecognised net transition obligation	32	45

Accrued post-retirement benefit obligation	(705)	(538)

Benefits expected to be paid over each of the next five years and in aggregate for the five years thereafter are:

	2005	2006	2007	2008	2009	2010 - 2015
	US$m	US$m	US$m	US$m	US$m	US$m

UK post-retirement scheme	12	12	14	15	15	99
Other schemes	34	36	37	38	38	191

Assumed health care cost trend rates have an effect on the amounts reported for health care plans. A one percentage point change in assumed health care cost trend rates would increase/(decrease) service and interest costs and the post-retirement benefit obligation as follows:

		One per cent	One per cent
		increase	decrease
		US$m	US$m

	Effect on total of service and interest cost components	5.9	(5.0)
	Effect on post-retirement benefit obligation	63.6	(58.2)

	In accordance with US GAAP, the accounting for the post-retirement benefit charge assumed a discount rate of 5.3 per cent (2003: 5.3 per cent) for UK benefits and 7.1 per cent (2003: 6.01 per cent) for non-domestic benefits, on a weighted average basis. HSBC intends to contribute US$11 million to its principal UK post-retirement health care scheme and US$47 million to other schemes in 2005. There is no material difference between the amounts disclosed above and amounts provided for under UK GAAP. Further details of the UK post-retirement health care expenses under UK GAAP are given in Note 5.

(c)	Stock-based compensation

	HSBC has adopted SFAS 123 and accounts for share compensation schemes based on their estimated fair values at date of grant.

	The SFAS 123 charge for the fair value of options granted since 1 January 1997 is US$234 million (2003: US$190 million; 2002: US$240 million). The Executive Share Option Scheme, Group Share Option Plan, Savings-Related Share Option Plan and Restricted Share Plan fall within the scope of SFAS 123. The disclosures of options outstanding only relate to those granted from 1995 onwards. An analysis of the movement in the number and weighted average exercise price of options is set out below.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Calculation of fair values

Fair values of share options/awards made in 2004, measured at the date of grant of the option/award, are calculated using a binomial lattice methodology that is based on the underlying assumptions of the Black-Scholes model. When modelling options/awards with vesting dependent on HSBC's Total Shareholder Return over a period, these performance targets are incorporated into the model using Monte-Carlo simulation. The expected life of options depends on the behaviour of option holders, which is incorporated into the option model consistent with historic observable data. Prior to 2004, options were valued using a simpler methodology also based on the Black-Scholes model.

The fair values calculated are inherently subjective and uncertain due to the assumptions made and the limitations of the model used. The significant assumptions used to estimate the fair value of the options granted in 2004 are as follows:

		3 year Savings-	5 year Savings-
	Group Share	Related Share	Related Share
	Option Plan	Option Schemes	Option Schemes

Risk-free interest rate (%)	4.9 – 5.0	4.7 – 4.9	4.9 – 5.0
Expected life (years) [1]	6.9	3	5
Expected volatility (%)	25.0	25.0	25.0

1	Expected life is not a single input parameter but a function of various behavioural assumptions.

The risk-free rate was determined from the UK gilts zero-coupon yield curve. Expected volatility is estimated by considering both historic average share price volatility and implied volatility for traded options over HSBC shares of similar maturity to those of the employee options. Expected dividend yield was based on historic levels of dividend growth denominated in sterling.

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

	2004		2003		2002

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	(000’s)		£(000’s)		£(000’s)	£

Outstanding at 1 January	59,613	6.73	79,645	6.68	102,710	6.60
Exercised in the year	(14,823)	6.62	(18,205)	6.50	(20,982)	6.26
Forfeited in the year	(813)	6.90	(1,827)	7.07	(2,083)	6.91

Outstanding at 31 December	43,977	6.76	59,613	6.73	79,645	6.68

The weighted average fair value of options as at the last date of grant during 2000 was US$5.26.

The number of options, weighted average exercise price and the weighted average remaining contractual life for options outstanding at the balance sheet date, analysed by exercise price range, are as follows:

Back to Contents

	2004		2003		2002

Exercise price range (£)	2.17 – 6.00	6.01 – 7.87	2.17 – 6.00	6.01 – 7.87	2.17 – 6.00	6.01 – 7.87
Number (000’s)	1,233	42,744	1,882	57,731	3,094	76,551
Weighted average exercise price (£)	4.31	6.83	4.12	6.81	4.01	6.79
Weighted average remaining contractual life (years)	1.78	4.63	2.66	5.61	3.59	6.59
Of which exercisable:
Number (000’s)	1,233	42,744	1,882	57,731	3,094	47,344
Weighted average exercise price (£)	4.31	6.83	4.12	6.81	4.01	6.38

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

	2004		2003		2002

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	(000’s)		£(000’s)		£(000’s)	£

Outstanding at 1 January	163,997	8.00	106,164	8.55	50,825	8.72
Granted in the year	63,682	8.28	62,118	7.07	57,236	8.40
Exercised in the year	(1,460)	8.59	(2)	8.52	–	–
Forfeited in the year	(5,549)	8.00	(4,283)	8.19	(1,897)	8.62

Outstanding at 31 December	220,670	8.07	163,997	8.00	106,164	8.55

The weighted average fair value of options granted in the year as at the date of grant was US$2.96 (2003: US$3.13; 2002: US$2.33).

The number of options, weighted average exercise price, and the weighted average remaining contractual life for options outstanding at the balance sheet date, analysed by exercise price range, are set out below:

	2004		2003		2002

Exercise price range (£)	6.00 – 8.00	8.01 – 10.00	6.00 – 8.00	8.01 – 10.00	6.00 – 8.00	8.01 – 10.00
Number (000’s)	55,246	165,243	56,980	107,017	469	105,695
Weighted average exercise price (£)	6.91	8.46	6.91	8.57	7.46	8.55
Weighted average remaining contractual life (years)	6.46	7.86	9.33	7.66	9.66	8.83
Of which exercisable:
Number (000’s)	–	45,463	–	396	–	–
Weighted average exercise price (£)	–	8.72	–	9.64	–	–

Savings-Related Share Option Plans

The Savings-Related Share Option Plans invite eligible employees to enter into savings contracts to save up to £250 per month, with the option to use the savings to acquire shares. The aim of the plan is to align the interests of all employees to the creation of shareholder value. The options are exercisable within six months following either the third or the fifth anniversary of the commencement of the savings contract depending on conditions set at grant. The exercise price is at a 20 per cent (2003 and 2002: 20 per cent) discount to the market value at the date of grant.

The employee has the right to withdraw their accumulated savings and withdraw from the plan at any time. Upon voluntary withdrawal, any remaining unamortised compensation expense is recognised in the current period.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	2004		2003		2002

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	(000’s)		£(000’s)		£(000’s)	£

Outstanding at 1 January	123,316	5.75	121,520	5.97	130,450	5.76
Granted in the year	25,040	6.47	48,313	5.35	19,828	6.32
Exercised in the year	(30,068)	5.76	(14,630)	5.13	(16,455)	4.73
Forfeited in the year	(8,566)	5.67	(31,887)	6.29	(12,303)	5.90

Outstanding at 31 December	109,722	5.92	123,316	5.75	121,520	5.97

The maximum term of options granted in the year is 5½ years from the date of grant (2003 and 2002: 5½ years).

The weighted average fair value of options granted in the year as at the date of grant was US$3.75 (2003: US$3.09; 2002: US$3.58).

The number of options, weighted average exercise price, and the weighted average remaining contractual life for options outstanding at the balance sheet date, analysed by exercise price range, are as follows:

	2004		2003		2002

Exercise price range (£)	1.81 – 4.00	4.01 – 6.75	1.81 – 4.00	4.01 – 6.75	1.81 – 4.00	4.01 – 6.75

Number (000’s)	–	109,722	891	122,425	2,382	119,138
Weighted average exercise price (£)	–	5.92	3.78	5.76	3.78	6.02
Weighted average remaining contractual life (years)	–	1.82	0.16	1.91	0.65	2.02

Of which exercisable:
Number (000’s)	–	1,341	891	264	–	312
Weighted average exerciseprice (£)	–	6.20	3.78	5.22	–	4.52

CCF and Subsidiary Company Plans

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

	2004		2003		2002

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	(000’s)		£(000’s)		£(000’s)	£

Outstanding at 1 January	856	142.50	857	142.50	861	142.50
Exercised in the year	(2)	142.50	(1)	142.50	(4)	142.50

Outstanding at 31 December	854	142.50	856	142.50	857	142.50

The weighted average remaining contractual life for options outstanding at the balance sheet date was 7 years.

When it was acquired in 2000, certain of CCF’s subsidiary companies also operated employee share option plans under which options could be granted over their respective shares. Following exercise of certain of these options, the subsidiary shares may be exchanged for HSBC ordinary shares. The total number of HSBC shares

Back to Contents

exchangeable under such arrangements was less than 2 million shares during the year.

HSBC Finance Corporation

Options granted under HSBC Finance Corporation’s own share option schemes prior to the announcement of the acquisition by HSBC in November 2002 vested upon acquisition by HSBC. Options granted after the announcement of the acquisition in November 2002 but prior to 28 March 2003, generally vest equally over 4 years and expire 10 years from the date of grant. Upon acquisition, HSBC Finance Corporation share options previously granted were converted to share options over HSBC ordinary shares of US$0.50 each at a rate of 2.675 HSBC share options (the same ratio as the Exchange Offer for HSBC Finance Corporation) for each HSBC Finance Corporation share option.

Information with respect to share options granted under the former HSBC Finance Corporation schemes is as follows:

	2004		2003

		Weighted		Weighted
		average		average
	Number	price	Number	price
	(000’s)	US$	(000’s)	US$

HSBC Finance Corporation share options outstanding at 28 March 2003	–	–	2,784	28.52

HSBC share options at 1 January or conversion	7,316	10.66	7,446	10.66
Exercised in the year	(174)	10.66	(23)	10.66
Forfeited in the year	(30)	10.66	(107)	10.66

Outstanding at end of year	7,112	10.66	7,316	10.66

Of which exercisable	4,228	10.66	1,812	10.66

The weighted average contractual life for options outstanding at the balance sheet date was 8 years.

Restricted Share Plan

Conditional awards under the Restricted Share Plan

Conditional awards under the Restricted Share Plan have been in operation since 1996. The aim of the plan is to align the interests of executives to the creation of shareholder value. This is achieved by setting certain Total Shareholder Return targets which must normally be attained in order for the awards to vest.

	2004	2003	2002
	Number	Number	Number
	(000’s)	(000’s)	(000’s)

Outstanding at 1 January	13,669	9,540	6,197
Additions during the year	5,727	5,074	3,667
Released in the year	(2,352)	(945)	(261)
Forfeited in the year	–	–	(63)

Outstanding at 31 December	17,044	13,669	9,540

The weighted average purchase price for shares purchased by HSBC for conditional awards under the Restricted Share Plan in 2004 was US$16.55 (2003: US$10.89; 2002: US$12.08).

The weighted average remaining vesting period as at 31 December 2004 was 2.52 years (2003: 2.82 years; 2002: 2.98 years).

The 2005 conditional awards proposed to be made to Executive Directors and certain other senior employees from the Restricted Share Plan in respect of 2004, will have an aggregate face value at the date of award of US$52.1 million (2004 awards in respect of 2003: US$31.6 million) and an aggregate expected value of US$22.9 million.

Other awards made under the Restricted Share Plan

Other awards are made under the Restricted Share Plan as part deferral of annual bonus. Awards are also made for recruitment and retention purposes. The awards generally vest from one to three years from the date of award.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

		2004	2003	2002
		Number	Number	Number
		(000’s)	(000’s)	(000’s)

	Outstanding at 1 January	43,153	36,172	29,049
	Additions during the year	18,813	20,974	21,292
	Released in the year	(15,945)	(13,993)	(12,262)
	Forfeited in the year	–	–	(1,907)

	Outstanding at 31 December	46,021	43,153	36,172

	The weighted average purchase price for shares purchased by HSBC for other awards under the Restricted Share Plan in 2004 was US$16.43 (2003: US$11.39; 2002: US$12.04).

	The weighted average remaining vesting period as at 31 December 2004 was 1.47 years (2003: 1.23 years; 2002: 1.41 years).

(d)	Goodwill

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

	At 31 December 2004, the cost of goodwill arising on the acquisition of subsidiary undertakings on a US GAAP basis was US$36,084 million (2003: US$33,581 million; 2002: US$23,613 million) and accumulated amortisation of goodwill was US$4,385 million (2003: US$4,016 million; 2002: US$3,630 million).

	The following table shows changes in the carrying value of goodwill arising on the acquisition of subsidiary undertakings during the year:

				Rest of	North	South
		Europe	Hong Kong	Asia-Pacific	America	America	Total
		US$m	US$m	US$m	US$m	US$m	US$m

	At 1 January 2004	17,977	18	429	10,685	456	29,565
	Additions	246	14	–	412	6	678
	Exchange and other movements	1,081	43	(56)	345	43	1,456

	At 31 December 2004	19,304	75	373	11,442	505	31,699

	At 1 January 2003	14,901	18	380	4,552	132	19,983
	Additions	492	–	38	6,353	287	7,170
	Exchange and other movements	2,584	–	11	(220)	37	2,412

	At 31 December 2003	17,977	18	429	10,685	456	29,565

(e)	Intangible assets

	The following intangible assets were recognised under US GAAP:

Back to Contents

	2004	2003
	US$m	US$m

Balance brought forward at 1 January	3,703	620
Additions	167	419
On acquisition of subsidiaries	572	3,158
Amortisation charge	(526)	(462)
Provision for impairment	(102)	(27)
Exchange and other movements	34	(5)

Balance carried forward at 31 December	3,848	3,703

Provision for impairment relates to the write-down of mortgage servicing rights, as a low interest rate environment has encouraged consumers to refinance mortgages at a faster rate than initially expected.

		At 31 December 2004
	Weighted average
	amortisation		Accumulated	Carrying
	period	Cost	amortisation	value
	Months	US$m	US$m	US$m

Intangible assets subject to amortisation
Purchased credit card relationships and related programmes	83	1,755	(358)	1,397
Retail Services merchant relationship	89	529	(99)	430
Other loan related relationships	110	326	(71)	255
Mortgage servicing rights	60	889	(580)	309
Technology, customer lists and other contracts	83	452	(103)	349
Core deposit relationships	229	228	(92)	136
Other	109	91	(6)	85

	92	4,270	(1,309)	2,961
Intangible assets not subject to amortisation
Trade name		887	–	887

		5,157	(1,309)	3,848

The intangible asset amortisation expense for the next five years is estimated to be:

	2005	2006	2007	2008	2009
	US$m	US$m	US$m	US$m	US$m

Amortisation charge	534	504	470	358	232

Mortgage servicing rights are included in the UK GAAP balance sheet as ‘Other assets’ and related amortisation and provisions for impairment are included as a reduction of other operating income.

The remaining intangibles not recognised under UK GAAP were acquired as part of business combinations.

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

The following table shows changes in the carrying value of software during the year:

	2004	2003
	US$m	US$m

At 1 January	718	669
Additions	365	397
Amortisation	(310)	(341)
Impairment	–	(43)
Exchange and other movements	(13)	36

At 31 December	760	718

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

hsbc.com, Inc., has been engaged in development activities to provide a global website and web hosting services to HSBC companies. The provisions for impairment against the US GAAP capitalised amount of development costs disclosed above arise largely on this project. At 31 December 2004, capitalised amounts in respect of hsbc.com, Inc., totalled US$72 million (2003: US$150 million).

(g)	Purchase accounting adjustments

The reconciling item ‘Purchase accounting adjustments’ predominantly reflects:

• the measurement of equity consideration at the date the terms of acquisition are agreed and announced under US GAAP; under UK GAAP equity consideration is measured at the date of acquisition;

• recognition of deferred tax on all fair value adjustments under US GAAP, and corresponding amortisation post-acquisition; and

• non-recognition of residual interests in securitisation vehicles existing at acquisition under UK GAAP. Instead, the assets and liabilities of the securitisation vehicles are recognised on the UK GAAP balance sheet, and credit provisions are established against the loans and advances. This GAAP adjustment existing at acquisition unwinds over the life of the securitisation vehicles.

(h)	Derivatives

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

During the latter part of 2004, as part of its preparation for the transition from UK GAAP to IFRS, HSBC undertook a review of its hedging activities in order to confirm which transactions would comply with the hedge accounting requirements of IFRS. As a result of this review, the management of HSBC Finance Corporation concluded that there were some deficiencies in the documentation designed to re-establish hedge accounting under SFAS 133 following the acquisition by HSBC. As a result of these deficiencies, it was determined by HSBC Finance Corporation management that hedge accounting should not have been applied in these circumstances. The cumulative effect of the loss of hedge accounting has been reported as part of US GAAP net income in 2004 and the element attributable to 2003 was not material to HSBC’s reported US GAAP net income for that year.

Fair value hedges

HSBC’s North American operating subsidiaries designate certain derivative financial instruments as qualifying fair value hedges of certain fixed rate assets and liabilities under SFAS 133. Where the critical terms of the hedge instrument are identical to the hedged item at the hedge inception date, the short-cut method of accounting is utilised for these hedging relationships. As a result, no retrospective or prospective assessment of effectiveness is required and no hedge ineffectiveness is recognised.

For a small number of fair value hedges of fixed rate liabilities, the short-cut method of accounting cannot be utilised. Ineffectiveness of such fair value hedges recognised in US GAAP reported net income was a gain of US$1 million (2003: loss of US$0.4 million; 2002: nil).

Additionally, since 2002, HSBC’s US mortgage bank has hedged fixed rate closed residential mortgage loans held for sale with forward sale commitments. In order to satisfy the retrospective and prospective assessment of effectiveness for SFAS 133, the cumulative dollar offset method is utilised. Ineffectiveness is recognised in the income statement on a monthly basis. Ineffectiveness on these hedging activities recognised in US GAAP reported net income was a gain of US$2 million (2003: US$0.2 million; 2002: US$8 million).

Cash flow hedges

HSBC’s North American operating subsidiaries designate certain derivative financial instruments, including interest rate swaps and future contracts, as qualifying cash flow hedges under SFAS 133 of the forecast repricing of certain deposit liabilities, issues of debt and variable rate commercial loans. In order to initially qualify,

Back to Contents

assessment of hedge effectiveness is demonstrated on a prospective basis utilising both statistical regression analysis and the cumulative dollar offset method. In order to satisfy the retrospective assessment of effectiveness for SFAS 133, the cumulative dollar offset method is utilised and ineffectiveness is recognised in the income statement on a monthly basis. The time value component of the derivative contracts is excluded from the assessment of hedge effectiveness.

Ineffectiveness of cash flow hedging activities recognised in US GAAP reported net income was a loss of US$1 million (2003: gain of US$4 million; 2002: gain of US$13 million). The adjustment to US GAAP reported equity of such hedges at 31 December 2004 was to increase equity by US$133 million (2003: US$409 million).

Trading derivatives

All other UK GAAP hedging derivatives have been marked to market for US GAAP purposes with the gain or loss recognised in net income for the period. This has given rise to the increase in US reported net income of US$210 million (2003: US$613 million; 2002: US$221 million). The principal impact of applying SFAS 133 is to reduce other assets by US$5,487 million (2003: US$6,545 million) and reduce other liabilities by US$5,754 million (2003: US$7,491 million). Under UK GAAP, internal derivatives used to hedge banking book transactions may be accruals accounted but, under US GAAP, all derivatives are held at fair value.

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

However, under US accounting rules, SFAS 115 and Emerging Issues Task Force (‘EITF’) Abstract 96-15 ‘Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign-Currency-Denominated Available-for-Sale Debt Securities’ the change in value of the investments classified as available-for-sale is taken directly to reserves whereas the offsetting change in US dollar terms of the borrowing is taken to earnings. This leads to an accounting result which, although in compliance with US GAAP, does not necessarily reflect either the underlying risk position or the economics of the transactions. It is also a situation that will reverse on maturity of the asset or earlier sale. A similar difference arises where foreign currency exposure on foreign currency assets is covered using forward contracts, but where HSBC does not manage these hedges to conform with the detailed US hedge designation requirements of SFAS 133.

The result of this is that for 2004, US GAAP profits were increased by US$1,069 million (2003: decreased by US$2,283 million; 2002: decreased by US$2,197 million) compared to UK GAAP profits. There is no difference in shareholders’ equity between UK GAAP and US GAAP as a result of this reconciling item.

The adjustment for 2004 largely reflects the reversal of adjustments in prior periods on the maturity or disposal of securities. This was offset by the impact of a weakening of the US dollar against the principal currencies in which HSBC held ‘available for sale’ securities, which also gave rise to the adjustments in prior periods.

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

Under SFAS 115 ‘Accounting for certain investments in debt and equity securities’, all the above debt securities and equity shares, with the exception of equity investments without a readily determinable market value, are classified and disclosed within one of the following three categories: held-to-maturity; available-for-sale; or trading. Held-to-maturity securities are measured at amortised cost less provision for any other-than-temporary declines in value. Available-for-sale securities are measured at fair value with unrealised holding gains and losses excluded from earnings and reported net of applicable taxes and minority interests in a separate component of shareholders’ funds. Provisions for other-than-temporary declines in the fair value of available-for-sale securities are recognised in earnings. Trading securities are measured at fair value with unrealised holding gains and losses included in earnings.

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

The US GAAP book and market values of these debt securities and equity shares with a readily determinable market value are analysed as follows:

	2004		2003

	Book	Market	Book	Market
	value	valuation	value	valuation
	US$m	US$m	US$m	US$m

Trading	111,022	111,022	86,887	86,887
Available-for-sale	175,634	175,634	146,934	146,934
Held-to-maturity	3,881	4,042	4,512	4,648

The US GAAP amortised cost of ‘available-for-sale’ investment securities subject to the provisions of SFAS 115 is US$173,607 million (2003: US$144,807 million).

During the year, excluding the effects of foreign exchange, US$376 million (2003: US$376 million; 2002: US$1,229 million) of net unrealised gains on available-for-sale securities were included in OCI. US$476 million (2003: US$401 million; 2002: US$393 million) of net gains were reclassified out of OCI and recognised as part of income for the year.

During 2004, HSBC recorded net losses under US GAAP of US$127 million (2003: US$24 million; 2002: US$308 million) in respect of impairments of available-for-sale securities which were considered to be other than temporary. These losses were treated as realised items and included in net income.

Trading assets

The following table provides an analysis of trading assets, which are valued at market value and the net gains/(losses) resulting from trading activities:

	2004		2003

	Market	Gains/	Market	Gains/
	valuation	(losses )	valuation	(losses)
	US$m	US$m	US$m	US$m

US Treasury and Government agencies	8,198	109	7,079	115
UK Government	6,032	164	1,969	12
Hong Kong Government	5,189	12	4,284	(1)
Other government	29,201	(17)	24,684	127
Asset-backed securities	2,161	2	2,476	1
Corporate debt and other securities	45,632	(221)	38,906	(3)
Equities	14,609	38	7,489	43

	111,022	87	86,887	294

Trading assets are marked to market and all gains and losses are deemed realised.

Back to Contents

Available-for-sale

The following table provides an analysis of available-for-sale securities under US GAAP. The principal impact of the adjustment described below is to increase the carrying value of investment securities under US GAAP by US$1,653 million in 2004 (2003: US$2,053 million):

			Gross	Tax and	Net
	Book	Market	SFAS 115	minority	SFAS 115
	value	Valuation	adjustment	interests	adjustment
	US$m	US$m	US$m	US$m	US$m

At 31 December 2004
Investment securities (excluding investments with no readily determinable market value)	172,541	174,188	1,647	(517)	1,130
Other participating interests	881	1,255	374	(107)	267
Brady bonds	177	176	(1)	–	(1)
Other debt securities and equity shares acquired in exchange for advances	8	15	7	(2)	5

Securities available-for-sale at 31 December 2004	173,607	175,634	2,027	(626)	1,401
Securities available-for-sale at 31 December 2003	144,807	146,934	2,127	(645)	1,482

Movement in the year ended 31 December 2004			(100)	19	(81)

The book value above includes securities denominated in foreign currencies which have been translated at closing rates. Foreign exchange movements between historic rates and closing rates are reflected in OCI.

Unrealised losses on investment securities

The following investment securities, that have unrealised losses at 31 December 2004, are not considered ‘Other-than-temporary’ impaired under US GAAP:

	Period investment has been in an unrealised loss position

			Greater than or equal to
	Less than one year		one year		Total

		Unrealised		Unrealised		Unrealised
	Fair value	losses	Fair value	losses	Fair value	losses
	US$m	US$m	US$m	US$m	US$m	US$m

US Treasury and Government agencies	8,704	(70)	2,510	(88)	11,214	(158)
UK Government	4,040	(2)	2	–	4,042	(2)
Other government	4,185	(221)	1,779	(6)	5,964	(227)
Asset-backed securities	934	(3)	178	(3)	1,112	(6)
Corporate debt and other securities	21,253	(84)	5,373	(41)	26,626	(125)

Debt securities	39,116	(380)	9,842	(138)	48,958	(518)
Equity shares	157	(12)	–	–	157	(12)

Total	39,273	(392)	9,842	(138)	49,115	(530)

Under US GAAP, 2,653 debt security investments and 61 investments in equity shares had unrealised losses at 31 December 2004.

Under US GAAP, HSBC recognises an ‘other-than-temporary’ impairment in the income statement for any investment security whose market value has been significantly below its carrying value for a period exceeding six months. The only exception to this policy is in respect of debt securities where their decline in market value is due solely to an increase in underlying rates of interest and where HSBC has the ability to hold these securities until maturity. None of the securities disclosed in the table above are considered ‘Other-than-temporarily’ impaired at 31 December 2004.

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

Under US GAAP this accounting treatment was not possible and the external US dollar liabilities were treated as part of the Argentine operation which accounts in Argentine pesos. As a result, when the Argentine peso weakened the US dollar denominated liabilities generated a substantial loss in Argentine pesos which was reflected in US GAAP income. However, as HSBC accounts in US dollars and economically there was no change in the amount of US dollars owing, an exactly offsetting gain was reflected in the US GAAP accounts in other comprehensive income. There was no net effect on US GAAP shareholders’ equity.

In addition, as these liabilities are settled by the Group, the resultant intra-Group Funding was treated for US GAAP purposes as part of the permanent investment in the Argentine operation. As all such liabilities have now been settled in this way, there in no further difference to be recorded in 2004 or subsequent years.

(l)	Taxation

The components of the net deferred tax liability calculated under SFAS 109 ‘Accounting for Income Taxes’, are as follows:

	2004	2003
	US$m	US$m
Deferred tax liabilities
Leasing transactions	1,924	1,587
Capital allowances	280	293
Provision for additional UK tax on overseas dividends	107	61
Reconciling items	2,661	2,417
Other	1,101	1,076

Total deferred tax liabilities	6,073	5,434

Deferred tax assets
Provisions for bad and doubtful debts	2,530	3,122
Tax losses	827	972
Reconciling items	3,066	2,273
Other	2,254	1,332

Total deferred tax assets before valuation allowance	8,677	7,699
Less: valuation allowance	(1,062)	(964)

Deferred tax assets less valuation allowance	7,615	6,735

Net deferred tax asset under SFAS 109	1,542	1,301

Included within ‘other assets’ under US GAAP	3,272	2,669
Included within ‘deferred tax liabilities’ under US GAAP	(1,730)	(1,368)

The valuation allowance against deferred tax assets principally relates to trading and capital losses carried forward, which have not been recognised due to uncertainty over their utilisation. A valuation allowance is established to reduce deferred tax assets if, based on available evidence, it is considered more likely than not that any of the deferred tax assets will not be realised.

At 31 December 2004, HSBC has recognised deferred tax assets in respect of tax losses (net of valuation

Back to Contents

allowances) totalling US$115 million (2003: US$231 million), of which, US$7 million (2003: US$49 million) expire within two to five years and US$108 million (2003: US$182 million) expire in 5 years or more.

(m)	Loans and advances

SFAS 114 ‘Accounting by creditors for impairment of a loan’ was amended by SFAS 118 ‘Accounting by creditors for impairment of a loan – income recognition and disclosures’. SFAS 114 addresses accounting by creditors for impairment of a loan by specifying how allowances for credit losses for certain loans should be determined. A loan is impaired when it is probable that the creditor will be unable to collect all amounts in accordance with the contractual terms of the loan agreement. Impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective rate or, as an expedient, at the fair value of the loan’s collateral. Leases, smaller-balance homogeneous loans and debt securities are excluded from the scope of SFAS 114.

At 31 December 2004, HSBC estimated that the difference between the carrying value of its loan portfolio on the basis of SFAS 114 and its value in HSBC’s UK GAAP financial statements was such that no adjustment to net income or shareholders’ equity was required.

Impaired loans are those reported by HSBC as non-performing. The value of such loans at 31 December 2004 was US$13,284 million (2003: US$15,074 million). Of this total, loans which were included within the scope of SFAS 114 and for which a provision has been established amounted to US$6,780 million (2003: US$8,810 million). The impairment reserve in respect of these loans estimated in accordance with the provisions of SFAS 114 was US$3,981 million (2003: US$4,709 million). During the year ended 31 December 2004, impaired loans, including those excluded from the scope of SFAS 114, averaged US$13,739 million (2003: US$12,215 million) and interest income recognised on these loans was US$184 million (2003: US$230 million; 2002: US$258 million).

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

The fair values presented in the table on page 351 are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement dates. In many cases, the estimated fair values could not be realised immediately and accordingly do not represent the value of these financial instruments to HSBC as a going concern.

HSBC has excluded the fair value of intangible assets, such as values placed on its portfolio of core deposits, credit card relationships and customer goodwill, as these are not considered to constitute financial instruments for the purposes of SFAS 107. HSBC believes such items to be significant and essential to the overall evaluation of HSBC’s worth

In view of the above, comparisons of fair values between financial institutions may not be meaningful and users are advised to exercise caution when using this data.

Financial instruments for which fair value is equal to carrying value

The following table lists those financial instruments, within the scope of SFAS 107, where carrying value is an approximation of fair value because they are either (i) carried at market value or (ii) short term in nature or reprice frequently. By definition, the fair value of trading account assets and liabilities, including derivative instruments, equals carrying value. Carrying values of these instruments are presented on the balance sheets and related notes on pages 238 to 356.

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

In addition, the fair value of non-derivative off-balance-sheet financial instruments is the same as their carrying value under US GAAP.

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

The fair value for conforming residential mortgages in the United States are treated differently where there is an established market value for asset-backed securities. In such situations, the fair value is estimated by reference to quoted market prices for loans with similar characteristics and maturities.

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

The following table presents the carrying value and fair value for those financial instruments whose fair value is derived using these various estimation techniques:

Back to Contents

	2004		2003

	Carrying value US$m	Fair value US$m	Carrying value US$m	Fair value US$m
Assets
Loans and advances to banks and customers	796,350	798,165	622,325	624,969
Debt securities – non-trading	149,199	150,496	130,922	132,594
Equity shares – non-trading	4,681	5,613	5,304	6,217
Other participating interests	881	1,255	690	764

Liabilities
Deposits by banks and customer accounts .	777,296	775,190	643,558	643,611
Debt securities in issue	189,930	192,861	127,555	128,359
Subordinated liabilities	37,688	39,561	25,462	26,889
Non-equity minority interests	102	95	4,604	4,600

The fair value of derivative financial instruments is the same as their carrying value under US GAAP.

(o)	Earnings per share

Basic earnings per share under US GAAP, SFAS 128 ‘Earnings per share’, is calculated by dividing net income of US$12,506 million (2003: US$7,231 million; 2002: US$4,900 million) by the weighted average number of ordinary shares in issue in 2004 of 10,916 million (2003: 10,429 million; 2002: 9,339 million).

Diluted earnings per share under US GAAP is calculated by dividing net income, which requires no adjustment for the effects of dilutive ordinary potential shares, by the weighted average number of shares outstanding plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares in 2004 of 11,063 million (2003: 10,547 million; 2002: 9,436 million).

(p)	Variable interest entities (‘VIEs’)

Nature, purpose and activities of VIEs with which HSBC is involved

HSBC, in the ordinary course of business, makes use of VIE structures in a variety of business activities outlined below. The use by HSBC of a VIE structure in a business transaction is primarily to facilitate client needs and is thus commercially driven. Utilisation of a VIE occurs after careful consideration has been given to the most appropriate structure needed to achieve HSBC’s control and risk allocation objectives and to help ensure an efficient structure from a taxation and regulatory perspective. The main VIEs are discussed below.

(i) Asset-backed conduits (‘ABCs’) and securitisation vehicles

ABCs and securitisation vehicles are structures in which interests in consumer and commercial receivables are sold to investors. ABCs generally consist of entities which purchase assets from clients to meet their financing needs, while securitisation vehicles generally acquire assets originated by HSBC itself and provide HSBC a cost-effective source of financing. Both types of vehicles issue interests, such as commercial paper, notes, or equity interests to investors to fund the purchase of the receivables. Cash flows received by the vehicles on the pool of the receivables are used to service the finance provided by investors. In certain instances, HSBC receives fees for providing liquidity facility commitments and for acting as administrator of the vehicle.

HSBC’s exposure to loss generally arises through back-up liquidity facility commitments to the vehicles, interest-rate swaps for which HSBC is the counterparty, retained or acquired interests in the receivables sold, or through acquired interests in the vehicles themselves. In certain vehicles, the risk of loss to HSBC is reduced by credit enhancement provided by the originator of the receivables or other parties.

In addition to securitisation vehicles disclosed here, HSBC (primarily through its North American subsidiaries) also securitises assets through entities that are not considered VIEs, including government-sponsored financing vehicles and vehicles considered qualifying special-purpose entities under US GAAP. These entities are not consolidated under US GAAP although certain of them are consolidated under UK GAAP.

Back to Contents

H S B C    H O L D I N G S    P L C

Notes on the Financial Statements (continued)

(ii)	Infrastructure projects and funds

HSBC acts as an arranger for both public and private infrastructure projects and funds. The use of VIE structures in such projects is common as a method of attracting a wider class of investor by tranching the risk associated with such projects. HSBC’s exposure to loss generally arises through the provision of subordinated or mezzanine debt finance to projects, either directly, or via a consolidated investment fund investing in infrastructure projects.

HSBC is deemed to be the primary beneficiary of an infrastructure project or fund where its investment in the equity and subordinated or mezzanine debt of a project, or its interest in a fund is at a level where it absorbs the majority of the expected losses or residual returns of the project/fund.

Application of FIN 46R

FIN 46R requires consolidation of VIEs in which HSBC is the primary beneficiary, and disclosures in respect of other VIEs in which it has a significant variable interest.

Under UK GAAP, HSBC consolidates entities in which it has a controlling interest. As UK GAAP normally requires a risk and rewards approach to consolidation, HSBC’s interests in entities deemed to be VIEs may result in differences in accounting and disclosure treatment under US GAAP.

The following table analyses HSBC’s total consolidated VIE assets in a US GAAP balance sheet:

At 31 December 2004 US$m
Classification

Loans and advances to customers	12,256
Debt securities and equity shares	1,996
Tangible fixed assets	1,865
Other assets	599

16,716

For the year ended 31 December 2003, HSBC was not required to consolidate VIEs created before 1 February 2003 of which it was the primary beneficiary, under the transition rules of FIN46R. The total assets consolidated under US GAAP at 31 December 2003 were US$94 million. Of the 2004 total, US$12,256 million represents asset-backed commercial paper conduits and securitisation vehicles, and US$1,612 million represents infrastructure projects and funds. The remaining balance consists of guaranteed pension funds, investment funds, and other entities. Certain of these entities with assets of approximately US$9,338 million at 31 December 2004 are consolidated by HSBC in its UK GAAP financial statements. There was no significant impact on US GAAP net income for the year ended 31 December 2004 as a result of consolidating these VIEs.

HSBC also has significant involvement in, but is not the primary beneficiary of, VIEs with total assets of approximately US$32.8 billion, including asset-backed commercial paper conduits and securitisation vehicles with assets of approximately US$15.8 billion (2003: US$7.3 billion), and infrastructure projects and funds of approximately US$4.5 billion, as well as interests in investment funds, low income housing tax credit partnerships, guaranteed pension funds, government debt restructuring programmes and other entities. HSBC’s maximum exposure to loss in relation to these entities is estimated at US$10.7 billion (2003: US$7.2 billion) which arises from guarantees, retained interests and recourse liabilities. HSBC is also involved in other investment funds and similar entities that are considered VIEs for which its involvement is limited to that of administrator, investment adviser, or other service provider.

In addition, HSBC has an interest in certain capital funding vehicles that are consolidated under UK GAAP. However, under US GAAP, these vehicles are not recognised on HSBC’s balance sheet because it is not the primary beneficiary. HSBC’s deconsolidation of these vehicles results in non-equity minority interests under UK GAAP of US$10,114 million being reclassified as subordinated liabilities under US GAAP.

(q)	Consolidated cash flow statement

HSBC prepares its cash flow statement in accordance with the UK Financial Reporting Standard 1 (Revised 1996) ‘Cash flow statements’. Its objectives and principles are similar to those set out in SFAS 95 ‘Statement of

Back to Contents

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

Cash Flow	Classification under FRS 1 (Revised)	Classification underSFAS 95/104

Taxation	Taxation	Operating activities
Dividends received from associates	Dividends received from associates	Operating activities
Equity dividends paid	Equity dividends paid	Financing activities
Non-equity dividends paid and dividends to minority interests	Returns on investments and servicing of finance	Financing activities
Capital expenditure and financial investments	Capital expenditure and financial investments	Investing activities
Transfers of subsidiary undertakings, joint ventures and associates	Acquisitions and disposals	Investing activities
Net changes in loans and advances including finance lease payables	Operating activities	Investing activities
Net changes in deposits	Operating activities	Financing activities

Under FRS 1 (Revised), hedges are reported under the same heading as the related assets or liabilities.

For the purposes of the following table, HSBC has defined ‘Cash’ and ‘Cash equivalents’ as the sum of the following balance sheet categories:

	2004 US$m	2003 US$m	2002 US$m

Cash and balances at central banks	9,872	7,661	7,659
Items in the course of collection from other banks	6,352	6,628	5,651
Loans and advances to banks repayable on demand	34,842	25,289	19,211
Less: Items in the course of transmission to other banks	(5,301)	(4,383)	(4,634)

	45,765	35,195	27,887

Set out below is a summary combined statement of cash flows under US GAAP.

	Year ended 31 December

	2004 US$m	2003 US$m	2002 US$m

Cash flows from operating activities	26,217	17,791	(1,757)
Cash flows from investing activities	(188,690)	(117,463)	(24,575)
Cash flows from financing activities	171,927	104,920	28,614
Effect of exchange rate changes on cash and cash equivalents	1,116	2,060	1,404

Net movement in cash and cash equivalents under US GAAP	10,570	7,308	3,686
Cash and cash equivalents at beginning of year	35,195	27,887	24,201

Cash and cash equivalents at end of year	45,765	35,195	27,887

The total interest paid by HSBC during the year was US$19,038 million (2003: US$14,437 million; 2002: US$13,761 million).

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

(r)	Securitisations

Following the acquisition of HSBC Finance Corporation in 2003, HSBC increased its securitisation activity and the following discussion relates only to HSBC Finance Corporation’s securitisation activities including securitised credit card receivables transferred to HSBC Bank USA. In other HSBC entities such activities do not represent a significant part of HSBC’s business and retained interests in securitisations are not significant. Details of securitisations presented under a linked presentation for UK GAAP purposes are shown in note 15.

HSBC has sold MasterCard and Visa, private label, personal non-credit card and auto finance loans in various securitisation transactions during the year. HSBC continues to service and receive servicing fees on the outstanding balance of these securitised loans and retains rights to future cash flows arising from the loans after the investors receive their contractual return. HSBC has also, in certain cases, retained other subordinated interests in these securitisations. These transactions result in the recording of an interest-only strip receivable under US GAAP which represents the value of the future residual cash flows from securitised loans. The investors and the securitisation trusts have only limited recourse to HSBC assets for failure of debtors to pay. That recourse is limited to HSBC’s rights to future cash flows and any subordinated interest retained. Servicing assets and liabilities are not recognised in conjunction with securitisations since HSBC receives adequate compensation relative to current market rates to service the loans sold.

Securitisation revenue includes income associated with the current and prior period securitisation of loans with limited recourse structured as sales under US GAAP. Such income includes gains on sales, net of the estimate of probable credit losses under the recourse provisions, servicing income and excess spread relating to those loans.

	2004	2003
	US$m	US$m

Net initial gains	25	135
Net replenishment gains from revolving securitisations	414	412
Servicing revenue and excess spread	569	461

Total securitisation revenue	1,008	1,008

Interest-only strip receivables, net of the related losses and excluding the mark-to-market adjustment recorded in accumulated other comprehensive income decreased by US$466 million in 2004 (2003: US$415 million).

Net initial gains, which represent gross initial gains net of management’s estimate of probable credit losses under the recourse provisions, and the key economic assumptions used in measuring the net initial gains from securitisations were as follows:

2004				Personal
	Auto	MasterCard/	Private	Non-Credit
	Finance	Visa	Label	Card	Total

Net initial gains (US$millions)	6	14	5	–	25
Key economic assumptions[1]
Weighted average life (in years)	2.1	0.3	0.4	–
Payment speed	35.0%	93.5%	93.5%	–
Expected credit losses (annual rate)	5.7%	4.9%	4.8%	–
Discount rate on cash flows	10.0%	9.0%	10.0%	–
Cost of funds	3.0%	1.5%	1.4%	–

2003
Net initial gains (US$millions)	40	13	44	38	135
Key economic assumptions[1]
Weighted average life (in years)	2.1	0.4	0.7	1.7
Payment speed	35.4%	93.3%	74.5%	43.3%
Expected credit losses (annual rate)	6.1%	5.1%	5.7%	12.0%
Discount rate on cash flows	10.0%	9.0%	10.0%	11.0%
Cost of funds	2.2%	1.8%	1.8%	2.1%

1 Weighted-average rates for securitisations entered into during the year for securitisations of loans with similar characteristics.

Certain revolving securitisation trusts, such as credit cards, are established at fixed levels and require frequent sales of new loan balances into the trust to replace loans as they run-off. These replenishments totalled

Back to Contents

US$30.3 billion in 2004 (2003: US$25.0 billion). Net gains (gross gains less estimated credit losses under the recourse provisions) related to these replenishments were calculated using weighted-average assumptions consistent with those used for calculating gains on initial securitisations and totalled US$414 million in 2004 (2003: US$412 million).

Cash flows received from securitisation trusts were as follows:

					Personal
	Real Estate	Auto	MasterCard/	Private	Non-Credit
2004	Secured	Finance	Visa	Label	Card	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Proceeds from initial securitisations	–	–	550	190	–	740
Servicing fees received	1	86	185	93	161	526
Other cash flow received on retained interests[1]	4	(9)	705	252	80	1,032

2003
Proceeds from initial securitisations	–	1,158	350	1,050	2,810	5,368
Servicing fees received	2	86	149	65	100	402
Other cash flow received on retained interests [1]	8	50	635	193	132	1,018

1 Other cash flows included all cash flows from interest-only strip receivables, excluding servicing fees.

At 31 December 2004, the sensitivity of the current fair value of the interest-only strip receivables to an immediate 10 per cent and 20 per cent unfavourable change in assumptions are presented in the table below. These sensitivities are based on assumptions used to value interest-only strip receivables at 31 December 2004.

	Real Estate Secured	Auto Finance	MasterCard/ Visa	Private Label	Personal Non-Credit Card

Carrying value (fair value) of interest- only strip receivables (US$ millions)	1	36	162	50	124
Weighted-average life (in years)	0.3	1.6	0.5	0.5	0.9

Payment speed assumption (annual rate)	21.5%	44.7%	81.4%	79.0%	69.9%
Impact on fair value of 10% adverse change (US$ millions)	–	(16)	(13)	(3)	(8)
Impact on fair value of 20% adverse change (US$ millions)	–	(33)	(24)	(5)	(15)

Expected credit losses (annual rate)	1.8%	8.2%	5.2%	5.7%	10.1%
Impact on fair value of 10% adverse change (US$ millions)	–	(30)	(14)	(8)	(30)
Impact on fair value of 20% adverse change (US$ millions)	–	(59)	(28)	(17)	(61)

Discount rate on residual cash flows (annual rate)	13.0%	10.0%	9.0%	10.0%	11.0%
Impact on fair value of 10% adverse change (US$ millions)	–	(4)	(1)	–	(1)
Impact on fair value of 20% adverse change (US$ millions)	–	(9)	(2)	–	(2)

Variable returns to investors (annual rate)	1.7%	–	1.9%	3.1%	3.3%
Impact on fair value of 10% adverse change (US$ millions)	–	–	(6)	(5)	(10)
Impact on fair value of 20% adverse change (US$ millions)	–	–	(13)	(10)	(20)

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

Static pool credit losses are calculated by summing actual and projected future credit losses and dividing them by the original balance of each pool of asset. Due to the short term revolving nature of MasterCard and Visa, and private label loan balances, the weighted-average percentage of static pool credit losses is not considered to be materially different from the weighted-average charge-off assumptions used in determining the fair value of interest-only strip receivables in the table above. At 31 December 2004, static pool credit losses for auto finance loans securitised in 2003 were estimated to be 10.2 per cent and for auto finance loans securitised in 2002 were estimated to be 14.7 per cent (2003: 11.5 per cent).

50	Approval of accounts

These accounts were approved by the Board of Directors on 28 February 2005.

51	Non-statutory Accounts

The information set out in these accounts does not constitute the company’s statutory accounts for the years ended 31 December 2004, 2003 or 2002. Those accounts have been reported on by the company’s auditors; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The accounts for 2002 and 2003 have been delivered to the Registrar of Companies and those for 2004 will be delivered in due course.

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

Taxation of dividends

Currently no tax is withheld from dividends paid by HSBC Holdings. However, dividends are paid with an associated tax credit which is available for set-off by certain shareholders against any liability they may have to UK income tax. Currently, the associated tax credit is equivalent to 10 per cent of the combined cash dividend and tax credit, i.e. one-ninth of the cash dividend.

For individual shareholders who are resident in the United Kingdom for taxation purposes and liable to UK income tax at the basic rate, no further UK income tax liability arises on the receipt of a dividend from HSBC Holdings. Individual shareholders who are liable to UK income tax at the higher rate on UK dividend income (currently 32.5 per cent) are taxed on the combined amount of the dividend and the tax credit. The tax credit is available for set-off against the higher rate liability, leaving net higher rate tax to pay equal to 25 per cent of the cash dividend. Individual UK resident shareholders are not entitled to any tax credit repayment, unless the dividend income arises in a Personal Equity Plan (PEP) or Individual Savings Account (ISA), and then only for a five-year period to 5 April 2004.

Although non-UK-resident shareholders are generally not entitled to any repayment of the tax credit in respect of any UK dividend received, some such shareholders may be so entitled under the provisions of a double taxation agreement between their country of residence and the United Kingdom. However, in most cases no amount of the tax credit is, in practice, repayable.

Information on the taxation consequences of the HSBC Holdings scrip dividends offered in lieu of the 2003 third interim dividend and the first, second and third interim dividends for 2004 was set out in the Secretary’s letters to shareholders of 30 March, 2 June, 1 September and 7 December 2004. In each case, the market value of the scrip dividend was not substantially different from the dividend forgone and, accordingly, the price of HSBC Holdings US$0.50 ordinary shares (the ‘shares’) for UK tax purposes for the dividends was the cash dividend foregone.

Taxation of capital gains

The computation of the capital gains tax liability arising on disposals of shares in HSBC Holdings by shareholders subject to UK capital gains tax can be complex, partly depending on whether, for example, the shares were purchased since April 1991, acquired in 1991 in exchange for shares in The Hongkong and Shanghai Banking Corporation Limited, or acquired subsequent to 1991 in exchange for shares in other companies.

For capital gains tax purposes, the acquisition cost for ordinary shares is adjusted to take account of subsequent rights and capitalisation issues. Further adjustments apply where an individual shareholder has chosen to receive shares instead of cash dividends, subject to scrip issues made since 6 April 1998 being treated for tax as separate holdings. Any capital gain arising on a disposal may also be adjusted to take account of indexation allowance and, in the case of individuals, taper relief. Except for gains made by a company chargeable to UK corporation tax, any such indexation allowance is calculated up to 5 April 1998 only.

If in doubt, shareholders are recommended to consult their professional advisers.

Shares or ADSs held by an individual whose domicile is determined to be the United States for the purposes of the United States-United Kingdom Double Taxation Convention relating to estate and gift taxes (the “Estate Tax Treaty”) and who is not for such purposes a national of the United Kingdom will not, provided any US Federal estate or gift tax chargeable has been paid, be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of shares or ADSs except in certain cases where the shares or ADSs (i) are comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom), (ii) is part of the business property of a UK permanent establishment of an enterprise, or (iii) pertains to a

Back to Contents

H S B C   H O L D I N G S   P L C

Taxation of Shares and Dividends (continued)

UK fixed base of an individual used for the performance of independent personal services. In such cases, the Estate Tax Treaty generally provides a credit against US Federal tax liability for the amount of any tax paid in the United Kingdom in a case where the shares or ADSs are subject to both UK inheritance tax and to US Federal estate or gift tax.

Stamp duty and stamp duty reserve tax

Transfers of shares by a written instrument of transfer generally will be subject to UK stamp duty at the rate of 0.5 per cent of the consideration paid for the transfer, and such stamp duty is generally payable by the transferee.

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

Taxation – US residents

The following is a summary, under current law, of the principal UK tax and US Federal tax considerations that are likely to be material to the ownership and disposition of shares or ADSs by a holder that is a resident of the United States for the purposes of the income tax convention between the United States and the United Kingdom (the ‘Treaty’), and is fully eligible for benefits under the Treaty (an ‘eligible US holder’). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of shares or ADSs. In particular, the summary deals only with eligible US holders that hold shares or ADSs as capital assets, and does not address the tax treatment of holders that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that hold shares or ADSs as part of an integrated investment (including a ‘straddle’) comprised of a share or ADS and one or more other positions, and persons that own, directly or indirectly, 10 per cent or more of the voting stock of HSBC Holdings. This discussion is based on laws, treaties, judicial decisions and regulatory interpretations in effect on the date hereof, all of which are subject to change. A new income tax treaty (the ‘new Treaty’) between the United Kingdom and the United States entered into effect on 1 May 2003 with respect to withholding taxes on dividends superseding the previous tax treaty (the ‘old Treaty’). Following entry into effect of the new Treaty, eligible US holders are no longer entitled to claim a special foreign tax credit in respect of dividends that was available under the terms of the old Treaty, except for a limited period of time during which such holders may have elected to apply the old Treaty in its entirety in preference to the new Treaty.

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

Taxation of dividends

An eligible US holder must include cash dividends paid on the shares or ADSs in ordinary income on the date that such holder or the ADS depositary receive them, translating dividends paid in UK pounds sterling into US dollars using the exchange rate in effect on the date of receipt. Subject to certain exceptions for positions that are hedged or held for less than 61 days, an individual eligible US holder generally will be subject to US taxation at a maximum rate of 15 per cent in respect of dividends received before 2009 if the dividends are “qualified dividends”. Dividends paid on the shares or ADSs

Back to Contents

will be treated as qualified dividends if (i) HSBC Holdings was not, in the year prior to the year in which the dividend was paid and is not in the year in which the dividend is paid, a passive foreign investment company (‘PFIC’), and (ii) for dividends paid in the 2004 taxable year, HSBC Holdings was not a foreign personal holding company (‘FPHC’) or foreign investment company (‘FIC’) with respect to its 2003 or 2004 taxable year. Based on the company’s audited financial statements and relevant market and shareholder data, HSBC Holdings believes that it was not treated as a PFIC, FPHC or FIC for US Federal income tax purposes with respect to its 2003 or 2004 taxable year. In addition, based on the company’s audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, HSBC Holdings does not anticipate becom ing a PFIC for its 2005 taxable year.

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

Back to Contents

H S B C   H O L D I N G S   P L C

Shareholder Information

Fourth Interim Dividend for 2004

The Directors have declared a fourth interim dividend of US$0.27 per ordinary share (in lieu of a final dividend) which, together with the first, second and third interim dividends, each of US$0.13, already paid, will make a total distribution for the year of US$0.66 per share, an increase of 10 per cent on 2003. Information on the scrip dividend scheme and currencies in which shareholders may elect to have the cash dividend paid will be sent to shareholders on or about 31 March 2005. The timetable for the dividend is:

2005

Shares quoted ex-dividend in London, Hong Kong and Bermuda; ADSs quoted ex-dividend in New York	16 March
Record date and closure of Hong Kong Overseas Branch Register of shareholders for one day	18 March
Shares quoted ex-dividend in Paris	21 March
Mailing of Annual Report and Accounts 2004 and/or Annual Review 2004, Notice of Annual General Meeting and dividend documentation	31 March
Final date for receipt by registrars of forms of election and revocations of standing instructions for scrip dividends	21 April
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars	25 April
Payment date: dividend warrants, new share certificates or transaction advices and notional tax vouchers mailed and shares credited to stock accounts in CREST	4 May

Annual General Meeting

The 2005 Annual General Meeting will be held at the Barbican Hall, Barbican Centre, London EC2 on 27 May 2005 at 11am.

The results of the polls on the resolutions considered at the 2004 Annual General Meeting were:

			Total votes

Resolution			For[1]	Against	Abstain

1.	To receive the Report and Accounts for 2003		4,534,048,124	30,738,011	100,222,400
2.	To re-elect the following as Directors:
	(i)	The Lord Butler	4,584,223,431	39,229,528	41,811,813
	(ii)	The Baroness Dunn	4,492,829,647	69,944,841	102,488,373
	(iii)	R A Fairhead	4,580,638,229	42,918,568	41,666,160
	(iv)	W K L Fung	4,563,806,817	36,436,808	65,024,000
	(v)	M F Geoghegan	4,521,685,013	41,362,809	102,176,346
	(vi)	S Hintze	4,586,866,409	36,801,910	41,585,070
	(vii)	Sir John Kemp-Welch	4,568,924,728	37,774,400	58,556,934
	(viii)	Sir Mark Moody-Stuart	4,585,915,338	37,302,195	42,021,810
	(ix)	H Sohmen	4,550,012,643	56,244,926	58,774,190
3.	To reappoint the Auditor		4,535,270,802	49,114,012	79,985,778
4.	To approve the Directors' Remuneration Report for 2003		4,300,843,761	231,541,059	149,917,043
5.	To authorise the Company to purchase its own Ordinary Shares		4,598,522,244	7,185,058	38,983,604
6.	To authorise the Directors to allot shares		4,589,969,856	29,699,300	41,332,269
7.	To disapply pre-emption rights		4,522,023,920	116,714,723	23,172,113
8.	To increase the fees payable to each Director to £55,000 per annum		4,582,085,323	38,135,193	41,346,918

1 Includes discretionary votes

Interim Results

The interim results for the six months to 30 June 2005 will be announced on Monday 1 August 2005.

Back to Contents

Interim Dividends for 2005

The Board has adopted a policy of paying quarterly dividends. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2005 will be US$0.14 per share. The proposed timetables for the dividends in respect of 2005 are:

Interim dividends for 2005

	First	Second	Third	Fourth

Announcement	3 May 2005	1 August 2005	7 November 2005	6 March 2006
ADSs quoted ex-dividend in New York	18 May 2005	17 August 2005	22 November 2005	22 March 2006
Shares quoted ex-dividend in London, Hong Kong and Bermuda	18 May 2005	17 August 2005	23 November 2005	22 March 2006
Record date and closure of Hong Kong Overseas Branch Register of shareholders for one day	20 May 2005	19 August 2005	25 November 2005	24 March 2006
Shares quoted ex-dividend in Paris	23 May 2005	22 August 2005	28 November 2005	27 March 2006
Payment date	6 July 2005	5 October 2005	19 January 2006	11 May 2006

Shareholder Enquiries and Communications

Enquiries

Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, lost share certificates or dividend cheques, should be sent to the Registrars:

Principal Register	Hong Kong Overseas Branch Register:	Bermuda Overseas Branch Register:

Computershare Investor Services PLC	Computershare Hong Kong Investor	Corporate Shareholder Services Limited
PO Box 1064, The Pavilions	Services Limited	The Bank of Bermuda Limited
Bridgwater Road	Hopewell Centre, 46th Floor	6 Front Street
Bristol BS99 3FA	183 Queen’s Road East	Hamilton HM 11
UK	Wan Chai	Bermuda
Hong Kong

Any enquiries relating to ADSs should be sent to the Depositary:

The Bank of New York
101 Barclay Street
Floor 22W
New York, NY 10286
USA

Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, should be sent to the paying agent:

CCF S.A.
103, avenue des Champs Elysées
75008, Paris
France

Copies of the Annual Report and Accounts 2004 for HSBC may be obtained by writing to the following departments.

For those in Europe, the Middle East and Africa	For those in Asia-Pacific:	For those in the Americas:

Group Corporate Affairs	Group Public Affairs	Employee Communications
HSBC Holdings plc	The Hongkong and Shanghai Banking	HSBC-North America
8 Canada Square	Corporation Limited	2700 Sanders Road
London E14 5HQ	1 Queen’s Road Central	Prospect Heights
UK	Hong Kong	Illinois 60070
USA

Back to Contents

H S B C   H O L D I N G S   P L C

Shareholder Information (continued)

Electronic communications

Shareholders may at any time choose to receive corporate communications in printed form or electronically. To register online to receive electronic communications, or revoke or amend an instruction to receive electronic communications, go to www.hsbc.com and select ‘Investor Relations’ and then ‘Electronic communications’. If you received this document electronically and would like to receive a printed copy or would like to receive future shareholder communications in printed form, please write to the appropriate Registrars at the address given above. Printed copies will be provided without charge.

Chinese translation

A Chinese translation of the Annual Report and Accounts 2004 is available on request after 31 March 2005 from the Registrars:

Computershare Hong Kong Investor Services Limited
Hopewell Centre, 46th Floor
183 Queen’s Road East
Wan Chai
Hong Kong

Computershare Investor Services PLC
PO Box 1064, The Pavilions
Bridgwater Road
Bristol BS99 3FA
UK

Please also contact the Registrars if you wish to receive Chinese translations of future documents.

Investor Relations

Enquiries relating to HSBC’s strategy or operations may be directed to:

Senior Manager Investor Relations	Director – Corporate Finance and Investor Relations	Senior Manager External Relations

HSBC Holdings plc	HSBC Finance Corporation	The Hongkong and Shanghai Banking
8 Canada Square	2700 Sanders Road	Corporation Limited
London E14 5HQ	Prospect Heights, IL 60070	1 Queen’s Road Central
UK	USA	Hong Kong
Telephone: +44 (0)20 7991 8041	+1 847 564 6478	+852 2822 4929
Facsimile: +44 (0)20 7991 4663	+1 847 205 7538	+852 2845 0113
E-mail: investorrelations@hsbc.com	investor.relations@us.hsbc.com	investorrelations@hsbc.com.hk

Where more information about HSBC is available

The Annual Report and Accounts 2004, and other information on HSBC, may be viewed on our web site: www.hsbc.com.

US Investors may read and copy the reports, statements or information that HSBC Holdings files with the Securities Exchange Commission at its public reference room in Washington D.C., which is located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. These documents will also be available at the Commission’s regional offices located at The Woolworth Building, 233 Broadway, New York, NY 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Investors should call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Investors can request copies of these documents upon payment of a duplicating fee, by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Investors may also obtain the reports and other information HSBC Holdings files at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

Back to Contents

Dividends on the ordinary shares of HSBC Holdings

HSBC Holdings has paid dividends on its ordinary shares every year without interruption since it became the HSBC Group holding company by a scheme of arrangement in 1991. The dividends declared, per ordinary share, for each of the last five years were:

		First	Second	Third	Fourth
		interim	interim	interim	interim	Total

2004[1]	US$	0.130	0.130	0.130	0.270	0.660
		£0.071	0.072	0.069	0.140	0.352
	HK$	1.013	1.014	1.013	2.100	5.139

2003	US$	0.240	0.120	0.240	–	0.600
		£0.146	0.065	0.134	–	0.345
	HK$	1.860	0.931	1.863	–	4.654

2002	US$	0.205	0.325	–	–	0.530
		£0.130	0.202	–	–	0.332
	HK$	1.600	2.534	–	–	4.134

2001	US$	0.190	0.290	–	–	0.480
		£0.129	0.200	–	–	0.329
	HK$	1.482	2.261	–	–	3.743

2000	US$	0.150	0.285	–	–	0.435
		£0.103	0.191	–	–	0.294
	HK$	1.170	2.223	–	–	3.393

1	The fourth interim dividend for 2004 of US$0.27 per share has been translated into pounds sterling and Hong Kong dollars at the closing rate on 31 December 2004. The dividend will be paid on 4 May 2005.

     Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Nature of trading market

HSBC Holdings has listings on the London Stock Exchange, HKSE, Euronext Paris, NYSE and the Bermuda Stock Exchange. HSBC Holdings maintains its principal share register in London and overseas branch share registers in Hong Kong and Bermuda (collectively, the ‘share register’).

     As at 31 December 2004, there were a total of 208,105 holders of record of HSBC Holdings ordinary shares.

     As at 31 December 2004, a total of 13,528,484 of the HSBC Holdings ordinary shares were registered in the HSBC Holdings share register in the name of 8,610 holders of record with addresses in the United States. These shares represented 0.12 per cent of the total HSBC Holdings ordinary shares in issue.

     As at 18 February 2005, there were 12,141 holders of record of ADSs holding approximately 104.56 million ADSs, representing approximately 522.80 million HSBC Holdings ordinary shares. 11,900 of these holders had addresses in the United States, holding approximately 104.48 million ADSs, representing 522.41 million HSBC Holdings ordinary shares. As at 18 February 2005, approximately 4.67 per cent of the HSBC Holdings ordinary shares were represented by ADSs held by holders of record with addresses in the United States.

     The following table shows, for the years, calendar quarters and months indicated, the highest and lowest prices for the HSBC Holdings ordinary shares and ADSs. These are based on mid-market prices at close of business on the London Stock Exchange, HKSE, Euronext Paris, NYSE and the Bermuda Stock Exchange.

     Past share price performance should not be regarded as a guide to future performance.

Back to Contents

H S B C   H O L D I N G S   P L C

Shareholder Information (continued)

     High and low mid-market closing prices

	London		Hong Kong		New York		Paris[2]		Bermuda[3]
	US$0.50 shares		US$0.50 shares		ADSs[1]		US$0.50 shares		US$0.50 shares

	High	Low	High	Low	High	Low	High	Low	High	Low
	pence	pence	HK$	HK$	US$	US$	euro	euro	US$	US$

2004	954	784	136.5	109.5	87.8	70.0	13.6	11.8	17.3	14.5
2003	914	631	122.5	80.3	78.8	51.1	13.4	9.3	–	–
2002	866	643	97.5	78.8	64.4	50.3	13.9	10.2	–	–
2001	1092	608	121.5	68.5	79.7	44.8	17.3	9.5	–	–
2000	1046	682	117.5	82.8	76.6	54.3	17.6	14.2	–	–

	London		Hong Kong		New York		Paris		Bermuda
	US$0.50 shares		US$0.50 shares		ADSs		US$0.50 shares		US$0.50 shares

	High	Low	High	Low	High	Low	High	Low	High	Low
	pence	pence	HK$	HK$	US$	US$	euro	euro	US$	US$
2004
4th Quarter	954	860	136.5	124.5	87.8	79.8	13.6	12.4	17.3	16.0
3rd Quarter	888	784	124.0	114.5	79.8	72.7	13.1	11.8	15.9	14.6
2nd Quarter	836	789	118.5	109.5	76.5	70.0	12.6	11.8	15.3	14.5
1st Quarter	893	802	128.5	115.5	82.5	73.5	13.2	12.0	16.5	14.7

2003
4th Quarter	914	810	122.5	104.0	78.8	68.0	13.4	11.5	–	–
3rd Quarter	828	700	105.0	91.8	67.3	58.6	12.0	10.1	–	–
2nd Quarter	743	650	97.0	80.3	62.5	51.6	10.7	9.4	–	–
1st Quarter	709	631	89.0	80.3	57.3	51.1	10.9	9.3	–	–

	London		Hong Kong		New York		Paris		Bermuda
	US$0.50 shares		US$0.50 shares		ADSs		US$0.50 shares		US$0.50 shares

	High	Low	High	Low	High	Low	High	Low	High	Low
	pence	pence	HK$	HK$	US$	US$	euro	euro	US$	US$
2005
January	900	868	132.5	127.0	84.7	81.3	12.7	12.4	16.5	16.5
2004
December	895	860	134.5	130.0	86.7	83.6	13.0	12.4	17.1	16.7
November	954	891	136.5	126.5	87.8	81.8	13.6	12.8	17.3	16.6
October	909	873	126.0	124.5	81.0	79.8	13.1	12.6	16.3	16.0
September	888	871	124.0	122.0	79.8	78.3	13.1	12.8	15.9	15.6
August	866	821	121.5	115.0	77.9	75.3	13.0	12.2	15.3	15.0
July	814	784	117.5	114.5	74.4	72.7	12.3	11.8	15.2	14.6

Notes
1	In New York each ADS represents 5 underlying ordinary shares.
2	Shares were not listed on the Paris Bourse (now Euronext Paris) prior to 28 July 2000.
3	Shares were not listed on the Bermuda Stock Exchange prior to 18 February 2004.

Memorandum and Articles of Association

The discussion under the caption ‘Memorandum and Articles of Association’ contained in HSBC Holdings Annual Reports on Form 20-F for the years ended 31 December 2000 and 2001 is incorporated by reference herein.

Back to Contents

H S B C   H O L D I N G S   P L C

Organisational Structure

The HSBC Group
Structure of Principal Operating Companies
at January 2005

NOTES
(1)	This chart is a simplified ownership diagram only; not all intermediate holding companies are shown
(2)	A percentage figure in brackets inside a company name box indicates the ultimate percentage owned of that company within the HSBC Group
(3)	Where no figure appears the company is wholly owned.
(4)	Places of incorporation are shown in Notes 20, 21 and 25 of the 'Notes on the Financial Statements'.

Back to Contents

H S B C   H O L D I N G S   P L C

SEC 20-F Cross-Reference Sheet and Glossary

Cross-Reference Sheet

Form 20-F Item Number and Caption			Location	Page

PART I
1.	Identity of Directors, Senior Management and		Not required for Annual Report	—
Advisers
2.	Offer Statistics and Expected Timetable		Not required for Annual Report	—

3.	Key Information
	A.	Selected Financial Data	Five-Year Comparison	3
			US GAAP Selected Financial Data	4
	B.	Capitalisation and Indebtedness	Not required for Annual Report	—
	C.	Reasons for the Offer and use of Proceeds	Not required for Annual Report	—
	D.	Risk Factors	Not Applicable	—

4.	Information on the Company
	A.	History and Development of the Company	Description of Business	8-19
			Financial Review	26-118, 373
	B.	Business Overview	Description of Business	8-19
			Governance, Regulation and Supervision	20-24
			Financial Review	26-118
	C.	Organisational Structure	Description of Business	8
			Organisational Structure Chart	365
			Note 25 – Notes on the Financial Statements	278-280
	D.	Property, Plants and Equipment	Description of Property	25
			Report of the Directors	202
			Note 24 – Notes on the Financial Statements	275-277
5.	Operating and Financial Review and Prospects
	A.	Operating Results	Financial Review	26-165
	B.	Liquidity and Capital Resources	Financial Review	166-167
174-183
	C.	Research and Development, Patents and	Not Applicable	—
Licences, etc.
	D.	Trend Information	Financial Review	26-165
	E.	Off-Balance Sheet Arrangements	Other Information	183-184
	F.	Contractual Obligations	Other Information	184

6.	Directors, Senior Management and Employees
	A.	Directors and Senior Management	Board of Directors and Senior Management	186-190
	B.	Compensation	Directors’ Remuneration Report	216-233
	C.	Board Practices	Report of the Directors	202-211, 216
			Directors’ Remuneration Report	223-225
	D.	Employees	Description of Business	11
	E.	Share Ownership	Report of the Directors	212-214
			Directors’ Remuneration Report	229-233
7.	Major Shareholders and Related Party
Transactions
	A.	Major Shareholders	Report of the Directors	214-215
			Shareholder Information	362
	B.	Related Party Transactions	Note 47 – Notes on the Financial Statements	320-321
	C.	Interests of Experts and Counsel	Not Applicable	—

8.	Financial Information
	A.	Consolidated Statements and Other	Financial Statements	234-356
		Financial Information	Legal Proceedings	25
			Note 43 – Notes on the Financial Statements	313
			Shareholder Information	363
	B.	Significant Changes	Not Applicable	—

Back to Content

9.	The Offer and Listing
	A.	Offer and Listing Details	Shareholder Information	362-364
	B.	Plan of Distribution	Not required for Annual Report	—
	C.	Markets	Shareholder Information	362-364
	D.	Selling Shareholders	Not required for Annual Report	—
	E.	Dilution	Not required for Annual Report	—
	F.	Expenses of the Issue	Not required for Annual Report	—

10.	Additional Information
	A.	Share Capital	Not required for Annual Report	—
	B.	Memorandum and Articles of Association	Shareholder Information	364
	C.	Material Contracts	Not Applicable	—
	D.	Exchange Controls	Exchange controls and other limitations
			affecting security holders	7
	E.	Taxation	Shareholder Information	357-359
	F.	Dividends and Paying Agents	Not required for Annual Report	—
	G.	Statements by Experts	Not required for Annual Report	—
	H.	Documents on Display	Shareholder Information	362
	I.	Subsidiary Information	Not Applicable	—

11.	Quantitative and Qualitative Disclosures		Financial Review	167-174
	About Market Risk		Note 37 and 39 – Notes on the Financial	299-305
			Statements	308-311

12.	Description of Securities Other than Equity
Securities
	A.	Debt Securities	Not required for Annual Report	—
	B.	Warrants and Rights	Not required for Annual Report	—
	C.	Other Securities	Not required for Annual Report	—
	D.	American Depositary Shares	Not required for Annual Report	—

PART II
13.	Defaults, Dividends Arrearages and		Not Applicable	—
Delinquencies
14.	Material Modifications to the Rights of		Not Applicable	—
Securities Holders and Use of Proceeds
15.	Controls and Procedures		Disclosure Controls	184-185
16.	[Reserved]
	A.	Audit Committee Financial Expert	Report of the Directors	205
	B.	Code of Ethics	Report of the Directors	208-209
	C.	Principal Accountant Fees and Services	Report of the Directors	205-207
			Note 5(d) – Notes on the Financial Statements	258
	D.	Exemptions from the Listing Standards for Audit Committees	Not Applicable	—
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Report of the Directors	215

PART III
17.	Financial Statements		Not Applicable	—
18.	Financial Statements		Financial Statements	234-356
19.	Exhibits (including Certifications)			*

*	Filed with the Securities and Exchange Commission March 4, 2005.

Back to Contents

H S B C   H O L D I N G S   P L C

Glossary

Glossary of Accounting Terms and Abbreviations

Accounting terms used	US equivalent or brief description

Accounts	Financial Statements
Allotted	Issued
Articles of Association	Bylaws
Associates	Long-term equity investments accounted for by the equity method
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called-up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax depreciation allowances
Creditors	Payables
Dealing	Trading
Debtors	Receivables
Deferred tax	Deferred income tax
De-mutualising	Process by which a mutual society is converted into a public limited company
Depreciation	Amortisation
Fees and commissions payable	Fees and commissions expense
Fees and commissions receivable	Fees and commissions income
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Interest receivable	Interest income
Interests in associated undertakings	Long-term equity investments accounted for by the equity method
Loans and advances	Lendings
Loan capital	Long-term debt
Memorandum items	Contingencies and commitments; off-balance-sheet items
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Other participating interests	Long-term equity investments accounted for by the cost method
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Premises	Real estate
Profit & loss account	Income statement
Profit & loss account reserve	Retained earnings
Provisions	Allowances
Revaluation reserve	Increase or temporary decrease in the valuation of certain assets as compared with historical cost
Share capital	Ordinary shares or common stock issued and fully paid
Shareholders’ funds	Stockholders’ equity
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Tangible fixed assets	Property and equipment
Undistributable reserves	Restricted surplus
Write-offs	Charge-offs
ABC	Asset-backed conduits
ADS	American depositary share
AICPA	The American Institute of Certified Public Accountants
AIEA	Average interest-earning assets
ALCO	Asset and liability management committee
Amparos	Argentinian judicial orders that allow certain depositors relief from the pesification rules and recovery of their historical US dollar deposits at current exchange rates.
ASB	Accounting Standards Board (UK)
Banking Ordinance	The Banking Ordinance of Hong Kong (Chapter 155)
Bank of Bermuda	The Bank of Bermuda Limited, which was acquired in February 2004
Bank of Communications	Bank of Communications Limited, mainland China’s fifth largest bank in which HSBC acquired a 19.9% investment in August 2004.
Basel Committee	The Basel Committee on Banking Supervision
Basel II	The Final Accord of the Basel Committee on proposals for a new capital adequacy framework
BBA	British Bankers Association
BHCA	Bank Holdings Company Act of 1956 (US)
BOC	The Bank of Canada
Brazilian operations	HSBC Bank Brazil and subsidiaries, plus Banco Lloyds TSB S.A. and Losango Promotora de Vendas Limitada.
CCF	CCF S.A., HSBC’s French banking subsidiary
CD	Certificate of deposit
Combined Code	Combined Code on Corporate Governance appended to the Listing Rules
Consumer Finance
HSBC’s Consumer Finance customer group, comprising HSBC Finance Corporation’s consumer finance business and the US residential mortgages and credit card portfolios acquired by HSBC Bank USA from HSBC Finance Corporation and its correspondents since December 2003

CPI	Consumer price index
CRM	Customer relationship management
CSR	Corporate social responsibility
ECB	European Central Bank
EITF	Emergent Issues Task Force (US)
EU	European Union
FASB	Financial Accounting Standards Board (US)
FDIC	Federal Deposit Insurance Corporation (US)
FFIEC policies	Uniform Retail Credit Classification and Account Management Policy issued by the Federal Financial Institutions Examination Council (US)
FHC	Financial holding company, as defined under the Gramm-Leach-Bliley Act amendments to the BHCA
FIC	Foreign investment company
FIN	FASB Interpretation (US)
FinCEN	The Financial Crimes Enforcement Network, a bureau of the US Treasury Department
FPHC	Foreign personal holding company (US)
FRN	Floating rate note
FRS	Financial Reporting Standard (UK)
FSA	Financial Services Authority (UK)
FSMA	Financial Services and Markets Act 2000 (UK)
FTE	Full-time equivalent staff numbers
FTSE	Financial Times – Stock Exchange index
GAAP	Generally Accepted Accounting Principles
GDP	Gross domestic product
GHOS	Hong Kong Government Home Ownership Scheme

Back to Contents

H S B C   H O L D I N G S   P L C

Glossary (continued)

Abbreviations used	Brief description

Global Markets	HSBC’s treasury and capital markets services in Corporate, Investment Banking and Markets
Group	HSBC Holdings together with its subsidiary undertakings
Hang Seng Bank	Hang Seng Bank Limited, the second largest bank in Hong Kong by market capitalisation
HFC Bank	HFC Bank Limited, the UK-based consumer finance business acquired through the acquisition by HSBC of HSBC Finance Corporation
HK Model Code	Rules governing the listing of securities on the HKSE
HKSE	The Stock Exchange of Hong Kong Limited
Hong Kong	The Hong Kong Special Administrative Region of the People’s Republic of China
Hong Kong GAAP	Hong Kong Generally Accepted Accounting Principles
Household Bank	Household Bank (SB), N.A. a national chartered ‘credit card bank’ in the US which is a subsidiary of HSBC Finance Corporation
HNAH	HSBC North America Holdings Inc, the bank holding company formed on 1 January 2004 to hold all of HSBC’s North America operations
HS	Historic simulation methodology for calculating trading VAR.
HSBC	HSBC Holdings together with it subsidiary undertakings
HSBC Bank	HSBC Bank plc, formerly Midland Bank plc
HSBC Bank Argentina	HSBC Bank Argentina S.A.
HSBC Bank Brazil	HSBC Bank Brasil S.A.-Banco Múltiplo, HSBC’s retail banking operation in Brazil, formerly Banco Bamerindus do Brasil S.A.
HSBC Bank Malaysia	HSBC Bank Malaysia Berhad
HSBC Bank Middle East	HSBC Bank Middle East Limited, formerly The British Bank of the Middle East
HSBC Bank USA	HSBC’s retail bank in the US. From 1 July 2004, HSBC Bank USA, N.A. (formerly HSBC Bank USA, Inc,)
HSBC Finance	Consumer Finance plus the insurance and commercial banking operations of HSBC Finance Corporation
HSBC Finance Corporation	The US consumer finance company acquired in March 2003 (formerly Household International, Inc.)
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Mexico	Grupo Financiero HSBC, S.A. de C.V. (formerly Grupo Financiero Bital, S.A. de C.V.), the fifth-largest bank in Mexico by deposits and assets
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) S.A., HSBC’s private bank in Switzerland (formerly HSBC Republic Bank (Suisse) S.A.)
IAS	International Accounting Standard
IBA	International Banking Act of 1978 (US)
IFRS	International Financial Reporting Standard
IGU	Income generating unit
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in China of which Hang Seng owns 15.98 per cent.
IPO	Initial public offering
IT	Information technology
KPMG	KPMG Audit plc and its affiliates
LIBOR	London interbank offered rate
Losango	Losango Promotora de Vendas Limitada, the Brazilian consumer finance company acquired in December 2003
Mainland China	The People’s Republic of China excluding Hong Kong
M&S Money	Marks and Spencer Retail Financial Services Holdings Limited, acquired by HSBC in November 2004.
MMEs	Middle market enterprises
Monetary Authority	The Hong Kong Monetary Authority
MSCI	Morgan Stanley Capital International index
MSRs	Mortgage servicing rights
NYSE	New York Stock Exchange
OCC	Office of the Comptroller of the Currency (US)
OCI	Other comprehensive income
Patriot Act	The USA Patriot Act of October 2001
Pesification	The mandatory and asymmetrical conversion of onshore US dollar denominated assets and liabilities in Argentina
PFIC	Passive foreign investment company
PFS	HSBC’s Personal Financial Services customer group
Ping An Insurance	Ping An Insurance Company of China Limited, the second-largest life insurer in the PRC, in which HSBC holds a 10 per cent stake
PVBP	Present value of a basis point
QUEST	HSBC’s Qualifying Employee Share Ownership Trust
Repos	Sale and repurchase transactions
SARS	Severe acute respiratory syndrome
SAYE	Save As You Earn
SEC	Securities and Exchange Commission (US)
SEE	Social, ethical and environmental
SFAS	Statement of Financial Accounting Standards (US)
Sinopia	Sinopia Asset Management
SME	Small to medium-sized enterprise
SOP	Statement of Position issued by the AICPA (US)
SORP	Statement of Recommended Accounting Practice issued by the BBA (UK)
SPE	Special purpose entity
SSAP	Statement of Standard Accounting Practice (UK)
The Act	The Companies Act 1985 (UK)
The Hongkong and Shanghai Banking	The Hongkong and Shanghai Banking Corporation Limited, the founding
Corporation	member of the HSBC Group
The Securities and Futures Ordinance	The Securities and Futures Ordinance of Hong Kong (Chapter 571)
TRIP	Tax Reduction Investment Plan
TSR	Total shareholder return
UITF	Urgent Issues Task Force (UK)
UK	United Kingdom
UK GAAP	UK Generally Accepted Accounting Principles
Units	8.875 per cent adjustable convertible rate equity security units issued by
HSBC Finance Corporation
US	United States of America
US GAAP	US Generally Accepted Accounting Principles
VAR	Value at risk
VCV	Variance co-variance methodology for computing trading VAR.
VIEs	Variable interest entities
WHIRL	Worldwide Household International Revolving Lending system
WTAS	Wealth and Tax Advisory Services

Back to Contents

H S B C   H O L D I N G S   P L C

lndex

Acceptances (UK/US GAAP differences) 330	Consumer finance
Accounting	business highlights 49
developments (future) 121	performance in Europe 63, 67
policies (principal) 243	performance in North America 96, 102
requirements in UK and Hong Kong 321	product offering 12
Accounts (approval) 356	Contents frontispiece
Administrative expenses 250	Contingent liabilities and commitments 306
Annual General Meeting 215, 360	Contractual obligations 184
Assets	Corporate governance 202
analysis 298	HSBC Holdings/New York Stock Exchange
by customer group 12	corporate governance differences 208
by geographical region 15, 58, (total and net)	Corporate, Investment Banking & Markets
314	business highlights 53
deployment 41	performance in Europe 64, 68
other 280	performance in Hong Kong 76, 79
Associates 273	performance in Rest of Asia Pacific 86, 88
Assurance fund (UK/US GAAP differences) 322,	performance in North America 98, 103
332	performance in South America 110, 113
Audit committee (Group) 205	product offering 14
Auditor 215	Corporate social responsibility (CSR) committee
report 235	207
Available for sale securities 347	Credit risk management 135 – 137, 263
Bad and doubtful debts 35	Critical accounting policies 118 – 121
credit risk management 135	Customer groups 12, 62 – 117
net charge to profit and loss account 154	Customer accounts 281
provisions 118, 137, 138, 142, 152	Dealings in HSBC Holdings plc shares 215
suspended and non-accrual interest 139	Debt securities 268
Balance sheet	held in accrual books 42
average 123 – 130	in issue 282
consolidated 238 – 239	Deferred taxation
HSBC Holdings 240	UK/US GAAP differences 327, 348
Basis of preparation of accounts 243	Defined terms frontispiece
Business highlights 47	Deposits
Calendar (financial) 360	average balances and average rates 180
Capital	by banks 281
commitments 314	Derivatives (accruals accounted)
events 191	UK/US GAAP differences 325, 344
future developments 174	Directors
management and allocation 174	Biographies 186
structure 177	board of directors 202, 217
Cash flow	Emoluments 226
analysis of cash 313	Interests 212
consolidated statement 242, 352	Remuneration 216
reconciliation to operating profit 312	responsibilities (statement of) 234
Cautionary statement regarding forward-looking	service contracts and terms of appointment 223
statements 5	Disclosure controls 184
Certificates of deposit and other time deposits	Dividend income 250
(maturity analysis) 182	Dividends 261, 360, 363
Commercial banking	UK/US GAAP differences 327
business highlights 51	Donations 215
performance in Europe 64, 68	Earnings per ordinary share 261, 351
performance in Hong Kong 75, 78	Economic background
performance in Rest of Asia Pacific 86	Europe 62, 66
performance in North America 98,102	Hong Kong 74, 77
performance in South America 110,113	Rest of Asia Pacific 84, 87
product offering 13	North America 94, 100
Committees (board) 205	South America 109, 112
Communication with shareholders 212	Economic profit 42
Competitive environment 16	Employees 11
global factors 16	remuneration policy 216
regional factors 17	disabled 214
Constant currency 2	involvement 214

Back to Contents

Enforceability of judgements made in the US 7	provisions 283
Enquiries (from shareholders) 361	subordinated 285
Europe	Liquidity and funding management 166
competitive environment 17	primary sources 166
economic background 62, 66	Loans and advances
profit/(loss) 60	maturity and interest sensitivity 179
regulation and supervision 20	UK/US GAAP differences 327, 349
Equity shares 271	to banks 148, 263, 350,
Exchange controls and other limitations affecting	to customers 140, 264, 350
security holders 7	Market risk management 167, 308
Fair value and price verification control 168	Memorandum and Articles of Association 364
Fees and commissions 30	Memorandum items 306
Financial highlights 1	Minority interests 288
Financial instruments 299	Net interest income 27
fair value 349	average balance sheet 123
Financing changes 312	analysis of changes 131
Five-year comparison 3	simulation modelling 170
Fixed assets	Nomination committee 207
intangible 274	North America
tangible 275	competitive environment 18
Foreign currency	economic background 94, 100
Denomination losses in Argentina 348	profit/(loss) 93
UK/US GAAP differences 326	regulation and supervision 22
Funds under management 42	Off-balance sheet arrangements 183
Gains on disposal of investments 38	Other operating income 30
Goodwill	Operating expenses 33
impairment 119	Operational risk management 173
UK/US GAAP differences 323, 342	Organisational structure chart 365
Group Management Board 205	Outlook 9
Health and safety 211	Own shares held
Hong Kong	UK/US GAAP differences 326
competitive environment 18	Participating interests (other) 274
currency notes in circulation 263	Pensions
economic background 74, 77	for directors 228
profit/(loss) 73	UK/US GAAP differences 328, 333
regulation and supervision 21	Personal financial services
HSBC Holdings plc	business highlights 47
availability of information 362	performance in Europe 62, 67
balance sheet 240	performance in Hong Kong 74, 78
funding 167	performance in Rest of Asia Pacific 85, 88
history and development 8	performance in North America 95, 100
profit 260	performance in South America 110, 112
Income from dealing in financial instruments 250	product offering 12
Intangible assets	Principal activities and business review 191
UK/US GAAP differences 324, 342	Private Banking
Interest rate exposures 171	business highlights 55
Internal control 209	performance in Europe 65, 69
Insurance and financial risk (management of) 172	performance in Hong Kong 77, 79
International Financial Reporting Standards	performance in Rest of Asia Pacific 87, 89
(transition) 121	performance in North America 99, 103
Investments 278	performance in South America 112, 113
Investment securities	product offering 15
UK/US GAAP differences 326, 345	Profit/(loss) excluding goodwill amortisation
Investor relations 362	by customer group 12,44-46, 70-72, 80-82, 90-
Joint ventures 272	92, 105-107, 115-117
Lease commitments 314	Profit/(loss) on ordinary activities before tax
UK/US GAAP differences 322	after including 259
Legal proceedings 25, (litigation) 313	by geographical region 58
Liabilities	consolidated 237
analysis 298	UK/US GAAP differences 330
other 283	Property

Back to Contents

H S B C   H O L D I N G S   P L C

lndex (continued)

description 25	discretionary plans 194
UK/US GAAP differences 324	for directors 229
valuation of land and buildings 202	for employees 192
Purchase accounting	HSBC Finance Corporation and subsidiary
adjustments 344	plans 198
Ratios – capital and performance 2	restricted share plan 219, 232
Recognised gains and losses for year (statement of	UK/US GAAP differences 323
total consolidated) 241	Shareholders’ funds for year (reconciliation of
Regulation and supervision 20 – 24	movements in consolidated) 241
Related party transactions 320	Short-term borrowings (analysis) 183
Remuneration Committee 216	Software costs
Reputational risk 173	UK/US GAAP differences 323, 343
Reserves 191, 293	South America
Rest of Asia Pacific	competitive environment 19
competitive environment 18	economic background 109, 112
economic background 84, 88	profit/(loss) 108
profit/(loss) 83	Strategy 10
Restructuring provisions	Structural foreign exchange exposure 172
UK/US GAAP differences 329	Supplier payment policy 214
Risk elements in loan portfolio 161	Taxation 39, 259, 348, 357, 358 (US residents)
Risk	Total shareholder return 10, 11, 220
credit 135, 263	Trading market (nature of) 363
reputational and operational 211	Treasury bills and other eligible bills 261
Risk-weighted assets (by principal subsidiary) 178	UK GAAP
Sale and repurchase transactions	differences from US GAAP 322 – 356
UK/US GAAP differences 327	US GAAP
Securitisations UK/US GAAP differences 328, 354	differences from UK GAAP 322 – 356
Segmental analysis 314	selected financial data 4
Senior management	Value at risk 168
biographies 186	Variable interest entities
remuneration 216	UK/US GAAP differences 329, 351
Share capital 289
notifiable interests 214
Share option plans
CCF and subsidiary plans 196

372

Back to Contents

HSBC HOLDINGS PLC	STOCKBROKERS
Incorporated in England with limited liability under	Goldman Sachs
the UK Companies Act 1985.	Peterborough Court
Registered in England: number 617987	133 Fleet Street
London EC4A 2BB
REGISTERED OFFICE AND GROUP	United Kingdom
HEAD OFFICE
8 Canada Square	HSBC Bank plc
London E14 5HQ	8 Canada Square
United Kingdom	London E14 5HQ
Telephone:44 (0) 20 7991 8888	United Kingdom
Facsimile: 44 (0) 20 7992 4880
Web: www.hsbc.com

REGISTRARS
Principal Register
Computershare Investor Services PLC
PO Box 1064, The Pavilions
Bridgwater Road
Bristol BS99 3FA
United Kingdom
Telephone: 44 (0) 870 702 0137

Hong Kong Overseas Branch Register
Computershare Hong Kong Investor Services
Limited
46th floor, Hopewell Centre
183 Queen’s Road East
Hong Kong
Telephone: 852 2862 8628

Bermuda Overseas Branch Register
Corporate Shareholder Services
The Bank of Bermuda Limited
6 Front Street
Hamilton HM11
Bermuda
Telephone: 1 441 299 6737

ADR Depositary
The Bank of New York
101 Barclay Street
Floor 22W
New York, NY 10286
Telephone: 1 888 269 2377

Paying Agent (France)
CCF
103 avenue des Champs Elysées
75008 Paris
Telephone: 33 1 40 70 22 56

373

Annex A

Summary of significant differences between HSBC Group reporting on a UK GAAP and IFRS basis

Historically, HSBC has prepared its primary financial statements in accordance with UK generally accepted accounting principles (‘UK GAAP’) which differ in certain significant respects from International Financial Reporting Standards (‘IFRS’). From 1 January 2005, HSBC will be required to prepare consolidated financial statements in accordance with IFRS as endorsed by the European Union (‘EU’). HSBC intends also to comply fully with IFRS as issued by the International Accounting Standards Board (‘IASB’).

HSBC’s first results prepared under IFRS will be published in the interim report for the six months to 30 June 2005. The Group expects to take advantage of the proposed Securities and Exchange Commission (‘SEC’) exemption from disclosing a second year of comparatives and hence the date of transition to IFRS for HSBC is expected to be 1 January 2004.

The information in this document has been prepared on the basis of IFRS expected to be in effect for the year ending 31 December 2005. The IFRS in effect at that date may differ owing to decisions taken by the EU on endorsement, interpretative guidance issued by the IASB / International Financial Reporting Interpretations Committee (‘IFRIC’) and the requirements of companies legislation. This could have an effect on HSBC’s 2005 financial statements.

In addition, HSBC continues to evaluate the balance sheet and income statement effects of adopting IFRS. Until this work is completed it is possible that further effects not covered in this summary will be identified. However, it is not expected that this will give rise to a significant impact.

Summary of differences between HSBC Group reporting on a current UK GAAP and IFRS basis

HSBC expects the main differences arising under IFRS reporting to be as follows:

•	ceasing to amortise goodwill;

•	recognition on the balance sheet of pension deficits and surpluses;

•	dividends proposed but not declared no longer recognised as a liability at the balance sheet date;

•	tax effects not taken into account when allocating finance lease income and change in depreciation basis for operating lease assets;

•	recognition of an expense in relation to the fair value of employee share options;

•	line-by-line consolidation of life assurance and the loss of the valuation of the discounted future earnings expected to emerge from the business currently in force for certain insurance products;

•	overall increase in deferred tax assets;

•	the inclusion of certain financial instruments and all derivatives in the balance sheet at fair value;

•	grossing up of the balance sheet due to revised rules on netting; and

•	the presentation of preference shares as liabilities.

Set out below is a summary of the differences expected to affect HSBC. The impact of these differences is shown as either high, medium or low, where those terms have the following meanings:

High – expected to have a significant monetary impact (or could potentially have such an impact) on Group reporting.

Medium – expected to have a moderate monetary impact or a significant presentational impact on Group reporting.

Low – expected to have a limited monetary impact or limited presentational impact on Group reporting.

HSBC intends to use the exemption in IFRS 1‘First-time Adoption of International Financial Reporting Standards’ and not present comparative information in accordance with IAS 32 ‘Financial Instruments: Disclosure and Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts’. Comparative information for financial instruments and insurance contracts will be prepared on the basis of the Group’s current accounting policies under UK GAAP.

As a result of the above exemptions certain changes will apply from 1 January 2004 followed by further changes (due to IAS 32, IAS 39 and IFRS 4) to apply from 1 January 2005. The tables below group these changes by the date from which they will be applicable.

IFRS 1 also allows or requires a number of other exceptions to its general principle that the standards in force at the reporting date should be applied retrospectively. The table below notes where these exceptions apply for HSBC.

Changes applying to comparatives from 1 January 2004 (and to the IFRS opening balance sheet at this date)

The overall impact on opening net assets for 1 January 2004 is expected to be low. Details of specific changes expected are provided in the table below.

UK GAAP	IFRS

Goodwill and business combinations
For acquisitions prior to 1998, goodwill arising on the acquisition of subsidiary undertakings, associates or joint ventures was charged against reserves in the year of acquisition.	IFRS 1 does not permit the reinstatement of goodwill previously eliminated against reserves.

For acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet and amortised over its estimated useful life on a straight-line basis.	The book value of goodwill existing at 31 December 2003 under UK GAAP is carried forward under IFRS 1 from 1 January 2004, subject to two adjustments. First, if there are previously unrecognised intangible assets that meet the recognition criteria under IAS 38 ‘Intangible Assets’, these are reported separately to the extent that they are included in goodwill at the date of transition. Secondly, any adjustments to provisional fair values (and hence goodwill) made during the first twelve months after an acquisition are reflected in comparative information.

IFRS 3 ‘Business Combinations’ requires that goodwill should not be amortised but should be tested for impairment on transition and at least annually at the cash-generating unit level by applying a fair value based test. Any impairment is recognised in the income statement. HSBC intends to apply IFRS 3 from 1 January 2004.

Goodwill included in the balance sheet is tested for impairment when necessary by comparing the recoverable amount of an income-generating unit with the carrying value of its net assets, including attributable goodwill. The recoverable amount of an income-generating unit is the higher of its value in use, generally the present value of the expected future cash flows from the entity and its net realisable value.	IAS 36 ‘Impairment of Assets’ requires that goodwill should be tested for impairment at the lowest level at which goodwill is monitored for internal management purposes. This should not be larger than a segment based on either the primary or secondary reporting format (as determined in accordance with IAS 14 ‘Segment Reporting’). Impairment testing may be performed at any time during the year, provided it is performed at the same time every year.

Impairment losses are allocated first to goodwill, thereafter to any capitalised intangible asset, and finally to the tangible assets of an income-generating unit on a pro-rata (or more appropriate) basis.	If the recoverable amount (higher of fair value less costs to sell and value in use) of the cash-generating unit is lower than its carrying amount, IAS 36 requires that the impairment loss is allocated first to goodwill until no goodwill remains and then to the other assets of the unit on a pro-rata basis.

At the date of disposal of subsidiary undertakings, associates or joint ventures, any unamortised goodwill or goodwill charged directly against reserves is included in HSBC’s share of total net assets of the undertaking in the calculation of the gain on disposal of the undertaking.	At the date of disposal of subsidiary undertakings, associates or join ventures, the book value of goodwill is included in the calculation of the gain or loss on disposal. Goodwill charged directly against reserves is not recognised in any profit or loss arising on disposal under IFRS 3.

If the initial accounting for an acquisition can be determined only provisionally by the end of the period in which the combination is effected, the acquirer should	Under IFRS 3, the acquirer shall only recognise adjustments to the provisional fair values of assets and liabilities acquired in a business combination within 12 months of the acquisition date, with a

UK GAAP	IFRS

account for it using provisional valuations. These should be amended in the next financial statements, i.e. in the 12 months following the end of the reporting period in which the acquisition occurred, with a corresponding adjustment to goodwill. This would not give rise to a prior year adjustment.	corresponding adjustment to goodwill. These adjustments should be made as if they had occurred at the acquisition date, i.e. the comparative information will be adjusted.

IMPACT

High – goodwill recorded at 31 December 2003 (after adjusting for intangible assets recognised under IFRS and any adjustments made to provisional fair values on acquisitions) will be the subject of impairment testing thereafter. In the event of impairment, the absence of previous amortisation is likely to lead to larger impairment charges than would have been required under UK GAAP. The cessation of goodwill amortisation will impact the income statement, HSBC already discloses returns before goodwill amortisation on cash invested as this is the basis used internally to judge performance.

Pension costs and other post retirement benefits
SSAP 24 ‘Accounting for pension costs’, which adopts a profit and loss approach, requires that pension costs, based on actuarial assumptions and methods, are charged so as to allocate the cost of providing benefits over the average remaining service lives of employees.

HSBC currently discloses the profit and loss account and balance sheet effect that would occur if FRS 17 ‘Retirement benefits’ was implemented (the provisions of FRS 17 are similar to IAS 19).	IAS 19 ‘Employee Benefits’ adopts a balance sheet approach that requires assets to be assessed at fair value and the assessment of liabilities to be based on current actuarial assumptions using the Projected Unit Credit Method. The net pension surplus or deficit is recognised on the balance sheet. As allowed under IAS 19, actuarial gains or losses will be recognised in the statement of recognised income and expense in the year in which they arise.

IMPACT

Medium – on initial adoption, the deficit in the pension schemes measured under IAS 19 will be charged to equity. The annual impact on the income statement expense is currently expected to be low. The income statement charge will be more sensitive to changes in assumptions, particularly the discount rate, expected return on plan assets, the expected increase in salaries and pensions and other actuarial assumptions including mortality.

Dividends
Equity dividends declared after the balance sheet date but regarded as an appropriation of profit for the period ended on the balance sheet date are included as an asset of the receiving company and as a liability of the declaring company at the balance sheet date. Such dividends are thus included on the face of the profit and loss account.	IAS 10 ‘Events After the Balance Sheet Date’ states that equity dividends declared after the balance sheet date may not be included as a liability at the balance sheet date.

IMPACT Medium – with regard to the Group accounts, no liability will arise at the balance sheet date in respect of the final dividend declared after the period end in respect of the period just ended.

UK GAAP	IFRS

Leasing

Finance lease income is recognised so as to give a constant rate of return on the net cash investment in the lease, taking into account tax payments and receipts associated with the lease.	IAS 17 ‘Leases’ requires that unearned income on finance leases be taken to income at a rate calculated to give a constant rate of return on the net investment in the lease, but no account is taken of the tax effects of the lease.

Operating leased assets are depreciated over their useful lives such that, for each asset, rentals less depreciation are recognised at a constant periodic rate of return on the net cash invested in that asset.	Depreciation is on the same basis as for owned assets.

IMPACT

Medium – for finance leases, earnings will generally be allocated to later years due to the impact of initial tax allowances. For operating leases, the changed depreciation method will also reduce the amount of profit recognised in the early years of the lease.

Both of these effects will reduce equity on initial transition to IFRS.

Share-based compensation
For executive share option schemes, such options are granted with a strike price equal to the market value of the underlying share at the date of grant and, therefore, no compensation costs are recognised under the ‘intrinsic value method’.

For longer-term and other restricted share award schemes, the intrinsic value of the shares awarded is charged to compensation cost over the vesting period. To the extent that the award is adjusted by virtue of non-market-based performance conditions being met, the compensation cost is adjusted accordingly.	IFRS 2 ‘Share-based Payment’ requires a fair value based method for accounting for share-based compensation plans which takes into account vesting conditions related to market performance, e.g. total shareholder return. Under this method, compensation cost is measured at date of grant based on the value of the award and is recognised over the service period, which is usually the vesting period.

In respect of other vesting conditions, an estimate of the number of options that will lapse before they vest is made at grant date and adjustments to this estimate are made over the service period. The costs recognised reflect the actual number of lapsed options.

For Save-As-You-Earn schemes, employees are granted shares at a 20 per cent discount to market value at the date of grant. Under a specific exemption introduced to promote such shares, no compensation cost is recognised for such awards.	There is no exemption under IFRS 2 for Save-As-You-Earn schemes.

Current UK GAAP states that the amount recognised for share awards should be charged in the profit and loss account on a straight-line basis (or another basis that more fairly reflects the services received) over the period to which the performance criteria relate.

Generally, shares awarded as a bonus for previous service are expensed immediately and other share grants with vesting conditions are expensed over their vesting period.	IFRS 2 states that an entity should recognise services as they are received. Further, if there are vesting conditions, the entity shall presume that the services will be received during the vesting period.

If a guaranteed bonus is awarded in respect of service in the past but an employee must complete a further specified period of service before entitlement to the award (the vesting period), the expense is spread from the date of commencement of services to the vesting date.

UK GAAP	IFRS

If a discretionary bonus, to be satisfied in shares, is awarded in respect of service in the past, the bonus is expensed over the period from the date the bonus is announced until the award vests.

IMPACT

Medium – expensing share options at fair value will give rise to a higher expense than that arising under the intrinsic value method. HSBC intends to undertake full retrospective application of IFRS 2, as allowed by IFRS 1.

Line-by-line consolidation of life assurance

Long-term assurance assets (excluding own shares held) and liabilities attributable to policyholders are recognised in HSBC’s accounts in ‘Other assets’ and ‘Other liabilities’.	IAS 27 ‘Consolidated and Separate Financial Statements’ requires that all entities are consolidated on a line-by-line basis. All insurance subsidiaries’ third party assets will be included with other Group-owned assets of the same type. In addition, further analysis is required on the face of the income statement in relation to insurance balances.

IMPACT Medium – this is principally a presentational change that will affect the face of the income statement and balance sheet.

Deferred taxation

Deferred taxation is generally provided in the accounts for all timing differences, subject to assessment of the recoverability of deferred tax assets.

Under UK GAAP, no deferred tax liability is recognised for unremitted earnings unless they have been accrued or there is a binding agreement for earnings to be remitted.

As provided by IAS 12 ‘Income Taxes’, deferred tax liabilities and assets are generally recognised in respect of all temporary differences, subject to assessment of the recoverability of deferred tax assets. Deferred tax assets are recognised to the extent it is probable that taxable profit will be available against which the deductible temporary differences can be utilised.

Unremitted earnings from subsidiaries, associates and joint ventures may result in a deferred tax liability unless the reporting entity is able to control the timing of remittances and it is probable that earnings will not be remitted in the foreseeable future.

IMPACT

Medium – some additional deferred tax balances will be required in respect of temporary differences not previously recognised under UK GAAP. These will include fair value adjustments to assets and liabilities acquired in a business combination and revaluation of non-monetary assets, in particular properties. Deferred tax balances arising after 1 January 2004 on business combinations will affect goodwill. All other deferred tax balances will in total result in an increase in equity on transition.

UK GAAP	IFRS

Intangible assets

An intangible asset should be recognised separately from goodwill where it is identifiable and controlled. It is identifiable only if it can be disposed of or settled separately without disposing of the whole business, Control requires legal rights or custody over the item.

An intangible asset purchased as part of a business combination should be capitalised at market value or, if not readily ascertainable, at fair value.

IAS 38 states that an intangible asset should be recognised separately from goodwill in a business combination when it arises from contractual or other legal rights, or if it is separable i.e. it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset or liability. The effect of this is that certain intangible assets such as trademarks and customer relationships are recognised on business combinations, whereas such assets are not generally recognised under UK GAAP.

Intangible assets are tested for impairment at each reporting date if they are amortised over a period exceeding 20 years from the date of acquisition or have an indefinite useful life.	Intangible assets that have an indefinite useful life, or are not yet ready for use, are tested for impairment annually. This impairment test may be performed at any time during an annual period, provided it is performed at the same time every year. An intangible asset recognised during the current period is tested before the end of the current annual period.

IMPACT

Low – the main impact is expected to arise on business combinations where more intangible assets will be recognised both on transition and in the future. Intangibles with a finite life will continue to be amortised and tested for impairment on a regular basis. As a consequence, the distinction between identifiable intangible assets and residual goodwill will result in different accounting; in the first instance to amortisation where the life is finite and in the latter case to impairment testing.

Costs of software for internal use

HSBC generally expenses costs of software developed for internal use. Where it can be demonstrated that conditions for capitalisation are met under FRS 10 ‘Goodwill and intangible assets’ or FRS 15 ‘Tangible Fixed assets’, the software is capitalised and amortised over its estimated useful life.

Website design and content development costs are capitalised only to the extent that they lead to the creation of an enduring asset, delivering benefits at least as great as the amount capitalised.

IAS 38 requires costs incurred in the development phase of a project to produce application software for internal use to be capitalised and amortised over the software’s estimated useful life if the software will generate reliably measurable future economic benefits.

Software, where capitalised, is treated as part of the related operating hardware.	Where the software developed is not integral to the related hardware, the costs are classified separately as an intangible asset under IAS 38 and amortised over the software’s estimated useful life.

IMPACT

Low – there will be an increase in equity on initial adoption due to an increase in capitalised assets. There will be little impact on the income statement as long as the amount capitalised each year is broadly consistent, with some presentational impact due

UK GAAP	IFRS

to a reduction in administrative expenses and an increase in the amortisation charge.

Property

HSBC values its properties including both freehold and leasehold land on an annual basis and adjustments arising from such revaluations are taken to reserves. Non-investment properties are generally valued at their ‘existing use value’, an amount reflecting their current usage.	As permitted under IAS 16 ‘Property, Plant and Equipment’, HSBC intends to adopt the cost model whereby the asset is carried at cost less any accumulated depreciation and any accumulated impairment losses. Advantage will be taken of the exemption in IFRS 1 which allows carrying value at the date of transition to IFRS (including where properties have been revalued) to be used as deemed cost in most circumstances.

Investment properties are included in the balance sheet at their open market value. Movements in open market value are taken to an investment property revaluation reserve.	Investment properties will be measured, as allowed by IAS 40 ‘Investment Property’, at fair value with changes in fair value: recognised in the income statement.

IMPACT Low – no account will be taken in the future of revaluation surpluses or deficits on non-investment properties (where the property is not impaired).

Foreign currency translation

SSAP 20 ‘Foreign currency translation’ states that exchange gains or losses arising from the retranslation of a company’s net investment in a foreign operation should not be recognised in the profit and loss account, but accounted for as an adjustment to the profit and loss account reserve.

IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ states that in consolidated financial statements, all exchange differences arising on the retranslation of a foreign operation with a different functional currency from the Group’s presentation currency (US dollar) should be recognised as a separate component of equity, in the foreign exchange reserve.

On disposal of a foreign operation, foreign exchange gains and losses in respect of that operation remain in reserves.

On disposal of a foreign operation, the exchange differences previously recognised in reserves in relation to that operation should be recognised in the income statement for the period.

HSBC intends to deem cumulative translation differences at 1 January 2004 as zero, as permitted by IFRS 1.

IMPACT

Low – going forward, this will be a presentational change on the face of the balance sheet. In addition, gains on any future disposals of subsidiaries will be augmented where the subsidiary has a functional currency which has appreciated against the US dollar since it was established or acquired; the converse will be true where the functional currency has depreciated against the US dollar.

Consolidation of special purpose entities

FRS 5 ‘Reporting the substance of transactions’ defines control as the ability of an undertaking to direct the financial and operating policies of another undertaking	SIC 12 ‘Consolidation – Special Purpose Entities’ requires consolidation of special purpose entities (SPEs) when the substance of the relationship between the SPE and the reporting entity

UK GAAP	IFRS

with a view to gaining economic benefits from its activities. FRS 5 requires that entities controlled by HSBC and giving rise to benefits in substance no different to those that would arise were the vehicle a subsidiary must be consolidated as quasi-subsidiaries.

When assessing control under FRS 5, the risks and benefits and the substance of the entire transaction are considered.

indicates that the SPE is controlled by that entity.

SIC 12 gives more prescriptive examples of how control could be evidenced, and directs entities to assess the risks and rewards inherent in the SPE in order to determine who controls it.

IMPACT

Low – certain of the Group’s securitisations and conduit vehicles that are currently off-balance-sheet may be consolidated under IFRS. The impact of this difference will be limited to a small number of transactions.

Changes applying from 1 January 2005

UK GAAP	IFRS

Accruals accounted derivatives

Non-trading derivatives are those which are held for hedging purposes, as part of HSBC’s risk management strategy, against assets, liabilities, positions or cash flows measured on an accruals basis. Non-trading transactions include qualifying hedges and positions that synthetically alter the characteristics of specified financial instruments.

Non-trading derivatives are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or positions.

IAS 39 requires that all derivatives be recognised as either assets or liabilities in the balance sheet and that those instruments be measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation as described below.

For a derivative designated as hedging the exposures to changes in the fair value of a recognised asset or liability or a firm commitment, the gain or loss is recognised in the income statement in the period of change together with the associated loss or gain on the hedged item attributable to the risk being hedged.

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

If the hedging criteria are met, the derivative is accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes include swaps, forwards and futures.

Interest rate swaps are also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration accounting, a derivative instrument must be linked to specific assets or liabilities, or pools of similar assets or liabilities with reference to the notional principal and interest rate risks of the hedged instruments. The combination of the underlying asset or liability together with the related interest rate swap must achieve a result that is consistent with defined risk management objectives. If these criteria are met, accrual based accounting is applied, i.e. income or expense is recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement.

For a derivative designated as hedging the exposure to variable cash flows of a recognised asset or liability, or of a highly probable forecast transaction, the gain or loss on the derivative associated with the effective portion of the hedge is initially recognised in equity and subsequently released into the income statement in line with the income statement recognition of the element of the recognised asset, liability or highly probable forecast transaction which is being hedged. Any ineffective portion is reported in the income statement as it arises.

Any gain or loss arising on the termination of a qualifying derivative is deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the qualifying derivative is immediately	If a cash flow hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the instrument that remains recognised directly in equity from the period when the hedge was effective remains in equity to be released in line with the income statement recognition of the element of the recognised asset

UK GAAP

marked-to-market through the profit and loss account.

IFRS

liability or highly probable forecast transaction which is being hedged. Where the cash flow hedge is of a forecast transaction which results in the recognition of a non-financial asset or non-financial liability, or where such a forecast transaction becomes a firm commitment for which fair value hedging is applied, the associated gains or losses recognised within equity are released and included in the carrying amount of the asset or liability.

If a fair value hedging instrument expires or is sold, terminated or exercised, any adjustment to the fair value of the hedged item in relation to the hedge is amortised based on the effective interest rate at the date amortisation begins to the profit and loss account beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

IMPACT

Medium – there may be some additional volatility in income (through dealing profits) as a result of a stricter definition of a qualifying hedge and the recognition of hedge ineffectiveness in the income statement under IFRS.

The amount of this additional volatility in income will depend, in part, on the extent to which the fair value option for liabilities available within IAS 39, but carved out in the EU adopted version of IAS 39, is available under UK law or is ultimately endorsed by the EU.

Where possible, HSBC intends to hedge its interest rate exposure using cash flow hedging, which will give rise to volatility in equity.

On transition on 1 January 2005 there will be an impact on equity due to fair value movements on derivatives in existing hedging relationships that will be allowable as cash flow hedges being taken to the cash flow hedging reserve in equity. In addition, the recognition of current hedging derivatives at fair value where the associated hedging relationship does not meet the IAS 39 hedging requirements will also impact equity.

Preference shares

Preference shares issued by subsidiaries are classified in the balance sheet as non-equity minority interests with preference share dividends recorded as non-equity minority interests in the profit and loss account.

Under IAS 32, preference shares are generally classified in the balance sheet as liabilities. Associated dividends are recorded as interest payable.

IMPACT

Medium – this presentational change will affect the face of the income statement and balance sheet, reducing pre-tax profit but having no impact on income attributable to ordinary shareholders as the accounting simply moves the servicing cost of preference shares to interest expense from non-equity minority interests. There will be corresponding impacts on income statement ratios including net interest margin, cost:income ratio, the ratio of bad debt expense to operating profit before provisions and the effective tax rate.

UK GAAP

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

SSAP 20 ‘Foreign currency translation’ requires foreign exchange differences on foreign-currency-denominated monetary items, including debt securities, to be recognised in the profit and loss account. The BBA Statement of Recommended Accounting Practice (‘SORP’) on securities expands on this by requiring that all investment securities (including equities) are carried at cost in the relevant currency with foreign exchange movements taken to the profit and loss account.

IFRS

Under IASS 32 and 39, all investment securities (debt securities and equity shares) are classified and disclosed within one of the following three categories: held-to-maturity; available-for-sale; or at fair value through profit or loss.

Held-to-maturity debt securities are measured at amortised cost less any impairment loss.

Available-for-sale securities are measured at fair value with holding gains and losses (with the exception of any foreign exchange impact) excluded from the income statement and reported net of applicable taxes and minority interests in a separate component of shareholders’ funds. Foreign exchange differences arising from the amortised cost of debt securities should be recognised in the income statement, with other foreign exchange differences relating to debt securities recognised in equity. All foreign exchange differences arising on equity securities are recognised in reserves.

At fair value through profit or loss securities are measured at fair value with all holding gains and losses recognised in the income statement.

When there is objective evidence that an available-for-sale security is impaired, the cumulative loss that has been recognised in equity should be removed from equity and recognised in the income statement. Reversals of impairment losses of held-to-maturity and available-for-sale debt securities are recorded in the income statement. Reversals of impairment losses of available-for-sale equity securities are recorded in equity.

IMPACT

Medium – on transition to IFRS, HSBC will classify most of its investment securities as available-for-sale. There will be an impact in recorded equity arising from the changes in their fair value where these changes do not relate to impairment.

UK GAAP

Life assurance

Under UK GAAP, the value placed on life assurance business in the Group’s consolidated financial statements includes a valuation of the discounted future earnings expected to emerge from the business currently in force, using appropriate assumptions in assessing factors such as recent lapse experience and general economic conditions, together with the surplus retained in the long-term assurance funds attributable to shareholders. The relevant assumptions are determined annually in consultation with independent actuaries and the resulting valuation is included in ‘Other assets’.

Changes in the value placed on HSBC’s interest in long-term assurance business are calculated on a post-tax basis and reported gross in the profit and loss account as part of ‘Other operating income’ after adjusting for taxation.

IFRS

IFRS 4 is more restrictive than current UK GAAP in the type of contract that can be classified as insurance. Those contracts meeting the IFRS 4 definition of insurance will continue to be accounted under HSBC’s existing accounting policies. For long-term investment contracts not transferring significant insurance risk, IAS 39 will apply to any financial instrument element. The inclusion of a valuation of the discounted future earnings expected to emerge from the business currently in force will no longer be possible for such contracts. Any investment management element of such contracts will be accounted for under IAS 18 ‘Revenue’. This requires that investment management fees (and incremental directly attributable costs) be spread over the period in which services are provided.

IMPACT

Medium – certain contracts currently accounted for as insurance products will be reclassified as financial instruments under IAS 39. As a consequence, the valuation of the discounted future earnings expected to emerge from the business currently in force in the balance sheet is expected to decrease, leading to a reduction in equity. Income will be recognised on these contracts in later periods owing to the change in valuation basis.

Netting

Under UK GAAP, the following conditions must be satisfied in order to achieve netting of debit and credit balances in the balance sheet:

(a)	the reporting entity and another party owe each other determinable monetary amounts, denominated either in the same currency, or in different but freely convertible currencies;
(b)	the reporting entity has the ability to insist on a net settlement; and
(c)	the reporting entity’s ability to insist on a net settlement is assured beyond reasonable doubt.

Under IAS 32, netting is only allowed if the entity:

(a)	currently has a legally enforceable right to set off the recognised amounts; and
(b)	intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

It is expected that netting will not be widely available under IFRS as point (b) above will not always be satisfied.

IMPACT

Medium – the move from an ability to insist on net settlement to an intention to settle on a net basis is not in line with market practice in a number of areas and, in consequence, certain financial instruments will be grossed up for presentational purposes.

Loan origination

Fee and commission income is accounted for in the period when receivable, except when it is charged to

Substantially all loan fee income and incremental directly attributable loan origination costs are amortised to the income

UK GAAP

cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, it is recognised on an appropriate basis over the relevant period.

Loan origination costs are generally expensed as incurred. As permitted by UK GAAP, HSBC applies arestricted definition of the incremental, directly attributable origination expenses that are deferred and subsequently amortised over the life of the loans.

IFRS

statement over the expected life of the loan as part of the effective interest calculation under IAS 39.

Under IAS 18 certain fees earned on the completion of a significant act must be recognised immediately.

IMPACT

Low – on transition there will be an impact on equity as previously recognised fees and costs are reversed and spread forward over the residual term of the financial instrument. This change is also expected to result in reclassification within the income statement with lower levels of fees and commissions and origination expenses, and higher interest income on an ongoing basis, as HSBC currently expects that deferred fees will be greater than deferred costs.

Acceptances

Acceptances are currently accounted for on a net basis. There is no grossing up of the amount to be paid and the amount receivable from the originator, and thus no balance appears in the balance sheet in relation to these products.

Under IAS 39 it will be necessary to recognise a liability for acceptances from the date of acceptance. A corresponding asset due from the originator will also be recognised.

IMPACT

Low – this will gross up the balance sheet but will not have an impact on equity.

Income on trading securities

Under UK GAAP, dividend income on trading equity securities and interest income on trading debt securities are recognised in dividend income and interest income respectively. The related funding costs are recognised in interest expense.

IAS 39 permits all income and expenses in relation to trading items to be accounted within dealing profits.

IMPACT

Low – this will align external reporting with the basis on which the business is managed and will change dealing profits with corresponding changes in net interest income and dividend income.

Provisioning

Under UK GAAP, an impairment is recognised if, based on current information or events, an advance or portfolio of advances is no longer expected to be recovered in full.

Specific provisions are recognised in respect of impaired advances that have been recognised as such in order to reduce the carrying amount to the expected ultimate net realisable value.

Under IAS 39, impairment provisions are recognised on an incurred loss basis when an entity has objective evidence that an advance is impaired. Provisions under IAS 39 are calculated on a discounted future cash flow basis.

Individually assessed provisions are calculated using a discounted cash flow analysis for the impaired advance.

UK GAAP

General provisions are made in respect of impaired advances which are known through experience to exist but which have not yet been specifically identified. The level of the general provision takes account of past experience and current economic conditions and other relevant factors affecting the various categories of advances in the portfolio.

Interest on non-performing loans is not normally credited to the profit and loss account and either interest accruals will cease (‘non-accrual loans’) or interest will be credited to an interest in suspense account in the balance sheet, which is netted against the relevant loan (‘suspended interest’).

IFRS

IAS 39 allows collective assessment of impairment for individually insignificant items or items where no impairment has been identified on an individual basis. Formula-based approaches or statistical methods may be used to determine losses in groups of financial assets provided they incorporate the effect of the time value of money, consider the cash flows for the expected remaining life of the asset, consider the age of the loans within the portfolio and do not give rise to an impairment loss on initial recognition of an asset.

The concepts of suspended interest and non-accrual are not relevant under IAS 39. Following impairment of an asset, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss (the original effective interest rate of the asset).

IMPACT

Low – this change in methodology is not expected to produce a significant adjustment on transition.

15

<<<

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HSBC HOLDINGS PLC

By: /s/ DOUGLAS J FLINT
Name: Douglas J Flint
Title: Group Finance Director
Date: March 4, 2005

Item 19. Exhibits

Documents filed as exhibits to this Form 20-F:

Exhibit
Number	Description

1.1	Memorandum and Articles of Association of HSBC Holdings plc*

2.1	The total amount of long-term debt securities of HSBC Holdings plc authorized under any instrument does not exceed 10 percent of the total assets of the Group on a consolidated basis. HSBC Holdings plc hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of HSBC Holdings plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Employment Agreement dated November 14, 2002, by and between Household International Inc. and William F. Aldinger. **

4.2	Amendment to Employment Agreement, dated February 26, 2005 by and between HSBC Finance Corporation (formerly Household International, Inc.) and William F. Aldinger.

4.3	Service Agreement dated July 14, 1994 between HSBC Holdings plc and John R.H. Bond. **

4.4	Service Agreement dated January 5, 1998 between Hongkong Bank of Canada and William Robert Patrick Dalton. **

4.5	Service Agreement dated September 29, 1995 between HSBC Holdings plc and Douglas Jardine Flint.**

4.6	Service Agreement dated March 9, 1998 between HSBC Holdings plc and Stephen Keith Green. **

4.7	Service Agreement dated January 14, 2000 between HSBC Holdings plc and Alan Wayne Jebson. **

4.8	Service Agreement dated May 25, 2004 between HSBC Asia Holdings BV and Michael F Geoghegan.

8.1	Subsidiaries of HSBC Holdings plc (set forth in Note 25 to the consolidated financial statements included in this Form 20-F).

12.1	Certification of HSBC Holdings plc’s Group Chairman pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of HSBC Holdings plc’s Group Finance Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Annual Certification of HSBC Holdings plc’s Group Chairman and Group Finance Director pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of KPMG Audit plc.

14.2

Pages of HSBC Holdings plc’s 2000 Form 20-F/A dated February 26, 2001 relating to the Memorandum and Articles of Association of HSBC Holdings plc that are incorporated by reference into this Form 20-F.

14.3	Pages of HSBC Holdings plc’s 2001 Form 20-F dated March 13, 2002 relating to the Memorandum and Articles of Association of HSBC Holdings plc that are incorporated by reference into this Form 20-F.

*	As previously filed with the Securities and Exchange Commission on November 25, 2002, in Exhibit 3 to HSBC Holdings plc’s Form F-3.
**	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 5, 2004.