Form 20-F
period 2005-12-31
HSBC HOLDINGS PLC
filed 2006-03-20
CIK 1089113

As filed with the Securities and Exchange Commission on March 20, 2006.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

or

SHELL COMPANY REPORT PURSUANT TO SECTION 14 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

Commission file number: 1-14930

HSBC Holdings plc
(Exact name of Registrant as specified in its charter)

N/A	United Kingdom
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

8 Canada Square
London E14 5HQ
United Kingdom
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered

Ordinary Shares, nominal value US$0.50 each.	London Stock Exchange Hong Kong Stock Exchange Euronext Paris Bermuda Stock Exchange New York Stock Exchange*

American Depository Shares, each representing 5 Ordinary Shares of nominal value US$0.50 each.	New York Stock Exchange

6.20% Non-Cumulative Dollar Preference Shares, Series A	New York Stock Exchange*

American Depository Shares, each representing one-fortieth of a Share of 6.20% Non-Cumulative Dollar Preference Shares, Series A	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005 was:

Ordinary Shares, nominal value US$0.50 each	11,172,075,550

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes	No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

Yes	No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statements Item the registrant has elected to follow:

Item 17	Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes	No

* Not for trading, but only in connection with the registration of American Depositary Shares.

H S B C   H O L D I N G S   P L C

Certain Defined Terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’ or the ‘Group’ means HSBC Holdings together with its subsidiaries and associates. Within this document the Hong Kong Special Administrative Region of the	People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary and preference shares.

Back to Contents

H S B C H O L D I N G S P L C

Financial Highlights

HSBC’s Financial Statements and Notes thereon, as set out on pages 236 to 402, are prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as endorsed by the EU and effective for HSBC’s reporting for the year ended 31 December 2005. There is no difference between IFRSs currently in effect and EU-endorsed IFRSs as they apply to the Group. This is the first time HSBC’s annual financial statements have been prepared under IFRSs. Moving to IFRSs has necessarily involved the application of a number of available transition exemptions which means that prior year figures are not fully comparable with those presented in respect of 2005. Details of HSBC’s transition to IFRSs are set out on page 332. HSBC previously reported under United Kingdom Generally Accepted Accounting Principles (‘UK GAAP’).

     In July 2005, HSBC published 2004 IFRS Comparative Financial Information, summarising the principal effects of IFRSs on the financial information previously reported in respect of 2004 and including a reconciliation between data previously reported in respect of 2004 under UK GAAP and under IFRSs. HSBC’s opening balance sheet at 1 January 2005 differs from the closing balance sheet at 31 December 2004 as the former reflects first-time adoption of International Accounting Standard 32 ‘Financial Instruments: Presentation’ (‘IAS 32’), IAS 39 ‘Financial Instruments: Recognition and Measurement’ (‘IAS 39’) and IFRS 4 ‘Insurance Contracts’ (‘IFRS 4’).

     Certain information for years prior to 2004 has been prepared under UK GAAP, which is not comparable with IFRSs.

     HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. Unless otherwise stated, the accounting information presented in this document has been prepared in accordance with IFRSs.

	2005	2004
	US$m	US$m
For the year
Total operating income	61,704	55,988
Profit before tax	20,966	18,943
Profit attributable to shareholders of the parent company	15,081	12,918
Dividends	7,750	6,932

At the year-end
Total equity	98,226	99,197
Total shareholders’ equity	92,432	85,522
Capital resources	105,449	90,780
Customer accounts and deposits by banks	809,146	777,127
Total assets	1,501,970	1,279,974
Risk-weighted assets	827,164	759,210

	US$	US$
Per ordinary share
Basic earnings	1.36	1.18
Diluted earnings	1.35	1.17
Dividends	0.69	0.63
Net asset value at the year-end	8.16	7.66

	At	At
	31 December	31 December
	2005	2004
Share information
US$0.50 ordinary shares in issue (million)	11,334	11,172
Market capitalisation (billion)	US$ 182	US$190
Closing market price per ordinary share:
– London	£ 9.33	£8.79
– Hong Kong	HK$ 124.50	HK$133.00
Closing market price per American Depositary Share (‘ADS’)[1]	US$ 80.47	US$ 85.14

	Over 1 year	Over 3 years	Over 5 years
HSBC total shareholder return (‘TSR’) to 31 December 2005[2]	111.3	158.8	121.2
Benchmarks:
– FTSE 100[3]	120.8	158.4	105.9
– MSCI World[4]	123.1	159.1	99.1

For footnotes, see page 4.

Back to Contents

H S B C H O L D I N G S P L C

Financial Highlights (continued)

Capital and performance ratios

	2005	2004
	%	%
Capital ratios
Tier 1 capital	9.0	8.9
Total capital	12.8	12.0

Performance ratios
Return on average invested capital[5]	15.9	15.0
Return on average total shareholders’ equity[6]	16.8	16.3
Post-tax return on average total assets	1.06	1.14
Post-tax return on average risk-weighted assets	2.01	2.13

Credit coverage ratios
Loan impairment charges as a percentage of total operating income	12.74	11.06
Loan impairment charges as a percentage of average gross customer advances	1.16	1.04
Total outstanding allowances against loan impairment as a percentage of non-performing loans at the year end	99.1	100.9

Efficiency and revenue mix ratios
Cost efficiency ratio[7]	51.2	51.6
– constant currency basis	51.2	52.4
As a percentage of total operating income:
– net interest income	50.8	55.5
– net fee income	23.4	23.1
– trading income	9.5	5.0

Constant currency

Constant currency comparatives in respect of 2004 used in the 2005 commentaries are computed by retranslating into US dollars:

•	the income statements for 2004 of non-US dollar branches, subsidiaries, joint ventures and associates at the average rates of exchange for 2005; and

•	the balance sheets at 31 December 2004 for non-US dollar branches, subsidiaries, joint ventures and associates at the prevailing rates of exchange on 31 December 2005.

No adjustment is made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currency of any HSBC branch, subsidiary, joint venture or associate.

	2005 compared with 2004

	As	Constant
	reported	currency on
		an underlying
		basis
	%	%
Operating income and cost growth
Total operating income	10	10
Net operating income before loan impairment charges and other credit risk provisions	12	12
Total operating expenses	11	9

For details of the underlying constant currency basis, see ‘Comparison of financial information’ on page 4.

For footnotes, see page 4.

Back to Contents

Five-year comparison

2005	2004		2003	2002	2001
US$m	US$m		US$m	US$m	US$m
		For the year
31,334	31,099	Net interest income	25,598	15,460	14,725
30,370	24,889	Other operating income	15,474	11,135	11,163
(7,801)	(6,191)	Loan impairment charges and other credit risk provisions	–	–	–
–	–	Provisions for bad and doubtful debts	(6,093)	(1,321)	(2,037)
(29,514)	(26,487)	Total operating expenses	(22,532)	(15,808)	(15,404)
20,966	18,943	Profit before tax	12,816	9,650	8,000
15,081	12,918	Profit attributable to shareholders of the parent company	8,774	6,239	4,992
7,750	6,932	Dividends	6,532	5,001	4,467

		At the year-end
5,667	5,587	Called up share capital	5,481	4,741	4,678
92,432	85,522	Total shareholders’ equity	–	–	–
–	–	Shareholders’ funds	74,473	51,765	45,688
105,449	90,780	Capital resources[10]	74,042	57,430	50,854
739,419	693,072	Customer accounts	573,130	495,438	449,991
3,474	3,686	Undated subordinated loan capital	3,617	3,540	3,479
35,856	32,914	Dated subordinated loan capital	17,580	14,831	12,001
740,002	672,891	Loans and advances to customers[11,12]	528,977	352,344	308,649
1,501,970	1,279,974	Total assets	1,034,216	758,605	695,545

US$	US$		US$	US$	US$
		Per ordinary share
1.36	1.18	Basic earnings	0.84	0.67	0.54
1.35	1.17	Diluted earnings	0.83	0.66	0.53
0.69	0.63	Dividends	0.60	0.53	0.48
8.16	7.66	Net asset value at year-end	6.79	5.46	4.88

		Share information
11,334	11,172	US$0.50 ordinary shares in issue (millions)	10,960	9,481	9,355

%	%		%	%	%
		Financial ratios
50.7	53.4	Dividend payout ratio[13]	60.6	69.7	76.2
1.06	1.14	Post-tax return on average total assets	1.01	0.97	0.86
16.8	16.3	Return on average total shareholders’ equity	–	–	–
–	–	Return on average shareholders’ funds	13.0	12.4	10.6
5.96	6.35	Average total shareholders’ equity to average total assets	–	–	–
–	–	Average shareholders’ funds to average total assets	7.06	6.91	6.87

		Capital ratios
9.0	8.9	Tier 1 capital	8.9	9.0	9.0
12.8	12.0	Total capital	12.0	13.3	13.0

		Foreign exchange translation rates to US$
0.581	0.517	Closing – £:US$1	0.560	0.620	0.690
0.847	0.733	– €:US$1	0.793	0.953	1.130
0.550	0.546	Average – £:US$1	0.612	0.666	0.695
0.805	0.805	– €:US$1	0.885	1.061	1.117

For footnotes, see page 4.

Back to Contents

H S B C H O L D I N G S P L C

Financial Highlights (continued)

Five-year comparison (continued)

Amounts in accordance with US GAAP

	2005	2004	2003	2002	2001
	US$m	US$m	US$m	US$m	US$m
Income statement for the year
Net income available for ordinary shareholders	14,703	12,506	7,231	4,900	4,911
Other comprehensive income	(7,271)	983	7,401	5,502	(1,439)
Dividends	7,750	6,932	6,974	4,632	4,394

Balance sheet at 31 December
Total assets	1,406,944	1,266,365	1,012,023	763,565	698,312
Shareholders’ funds	93,524	90,082	80,251	55,831	48,444

	US$	US$	US$	US$	US$
Per ordinary share
Basic earnings	1.33	1.15	0.69	0.52	0.53
Diluted earnings	1.32	1.13	0.69	0.52	0.53
Dividends	0.69	0.63	0.685	0.495	0.48
Net asset value at year end	8.25	8.06	7.32	5.89	5.18

Comparison of financial information

When reference to ‘constant currency’ or ‘constant exchange rates’ is made, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period in respect of the income statement or the balance sheet. When reference to ‘underlying basis’ is made, comparative information has been expressed at constant currency and adjusted for the effect of acquisitions and the change in presentation of non-equity minority issues.

     As the transition to IFRSs affects the comparability of the financial information presented in this document (see Note 1 on the Financial Statements), the commentary that follows specifies the impact when this is material to a reader’s understanding of the underlying business trends.

Footnotes to ‘Financial Highlights’

1	Each ADS represents five ordinary shares.
2	Total shareholder return (‘TSR’) is defined on page 220.
3	The Financial Times-Stock Exchange 100 Index.
4	The Morgan Stanley Capital International World Index.
5	The definition of return on average invested capital and a reconciliation to the equivalent GAAP measures are set out on page 43.
6	The return on average total shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by average total shareholders’ equity.
7	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.
8	Comparative data for 2004 excludes the provisions of IAS 32, IAS 39 and IFRS 4, which were adopted for the first time with effect from 1 January 2005.
9	The periods 2001-2003 were prepared in accordance with UK GAAP. The principal adjustments necessary to conform these periods with IFRSs are described in Note 46 on the Financial Statements on page 332. HSBC’s accounting policies under UK GAAP are stated in Note 2 on the Financial Statements in the 2004 Annual Report and Accounts.
10	Capital resources are defined on page 173. A detailed computation for 2005 and 2004 is provided on page 176.
11	Net of suspended interest and provisions for bad and doubtful debts (UKGAAP).
12	Net of impairment allowances against customers (IFRSs).
13	Dividends per share expressed as a percentage of earnings per share (2001 to 2003: excluding goodwill amortisation).

Back to Contents

H S B C H O L D I N G S P L C

Cautionary Statement regarding Forward-Looking Statements

This Annual Report contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC.

     Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been revised or updated in the light of new information or future events.

     Written and/or oral forward-looking statements may also be made in the periodic reports to the United States Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

     Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These factors include, among others:

•	changes in general economic conditions in the markets in which HSBC operates, such as:

	–	changes in foreign exchange rates, in both market exchange rates (for example, between the US dollar and the pound sterling) and government-established exchange rates (for example, between the Hong Kong dollar and the US dollar);

	–	volatility in interest rates;

	–	volatility in equity markets, including in the smaller and less liquid trading markets in Asia and South America;

	–	lack of liquidity in wholesale funding markets in periods of economic or political crisis;

	–	illiquidity and downward price pressure in national real estate markets, particularly consumer-owned real estate markets;
	–	the impact of lower than expected investment returns on the burden of funding private and public sector defined benefit pensions;

	–	the effect of unexpected changes in actuarial assumptions on longevity which would influence the funding of private and public sector defined benefit pensions;

	–	continuing or deepening recessions and employment fluctuations; and

	–	consumer perception as to the continuing availability of credit, and price competition in the market segments served by HSBC.

•	changes in governmental policy and regulation, including:

	–	the monetary, interest rate and other policies of central banks and bank and other regulatory authorities, including the United Kingdom Financial Services Authority, the Bank of England, the Hong Kong Monetary Authority, the United States Federal Reserve, the US Office of the Comptroller of the Currency, the European Central Bank, the People’s Bank of China and the central banks of other leading economies and markets where HSBC operates;

	–	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;

	–	initiatives by local, state and national regulatory agencies or legislative bodies to revise the practices, pricing or responsibilities of financial institutions serving their consumer markets;

	–	changes in bankruptcy legislation in the principal markets in which HSBC operates and the consequences thereof;

	–	general changes in governmental policy that may significantly influence investor decisions in particular markets in which HSBC operates;

	–	other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for HSBC’s products and services;

	–	the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and

Back to Contents

H S B C H O L D I N G S P L C

Cautionary Statement regarding Forward-Looking Statements (continued)

	–	the effects of competition in the markets where HSBC operates including increased competition from non-bank financial services companies, including securities firms.

•	factors specific to HSBC:

	–	the success of HSBC in adequately identifying the risks it faces, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, HSBC’s ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses.

Information about the Enforceability of Judgements made in the United States

HSBC Holdings is a public limited company incorporated in England and Wales. Most of HSBC Holdings’ Directors and executive officers live outside the US. As a result, it may not be possible to serve process on such persons or HSBC Holdings in the US or to enforce judgements obtained in US courts against them or HSBC Holdings based on civil liability provisions of the securities laws of the US. There is doubt as to whether English courts would enforce:

•	certain civil liabilities under US securities laws in original actions; or

•	judgements of US courts based upon these civil liability provisions.

     In addition, awards of punitive damages in actions brought in the US or elsewhere may be unenforceable in the UK. The enforceability of any judgement in the UK will depend on the particular facts of the case as well as the laws and treaties in effect at the time

Exchange Controls and Other Limitations affecting Equity Security Holders

There are currently no UK laws, decrees or regulations which would prevent the import or export of capital or remittance of distributable profits by way of dividends and other payments to holders of HSBC Holdings’ equity securities who are not residents of the UK. There are also no restrictions under the laws of the UK or the terms of the Memorandum and Articles of Association of HSBC Holdings concerning the right of non-resident or foreign owners to hold HSBC Holdings’ equity securities or, when entitled to vote, to do so.

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business

Introduction

HSBC is one of the largest banking and financial services organisations in the world, with a market capitalisation of US$182 billion at 31 December 2005.

     Headquartered in London, HSBC operates through long-established businesses and has an international network of over 9,800 properties in 76 countries and territories in five geographical regions: Europe; Hong Kong; Rest of Asia-Pacific, including the Middle East and Africa; North America and South America. Within these regions, a comprehensive range of financial services is offered to personal, commercial, corporate, institutional, investment and private banking clients. Services are delivered primarily by domestic banks, typically with large retail deposit bases, and consumer finance operations.

     HSBC manages its business through four customer groups: Personal Financial Services; Commercial Banking; Corporate, Investment Banking and Markets; and Private Banking. Personal Financial Services incorporates the Group’s consumer finance businesses, reflecting their increasing integration within mainstream financial services around the world. The largest of these is HSBC Finance Corporation, one of the leading consumer finance companies in the US.

     The establishment in 1999 of HSBC as a uniform, international brand name ensured that the Group’s hexagon corporate symbol has become an increasingly familiar sight across the world.

History and development

The founding member of HSBC, The Hongkong and Shanghai Banking Corporation Limited (‘The Hongkong and Shanghai Banking Corporation’), was established in both Hong Kong and Shanghai in 1865. The bank expanded rapidly, with an emphasis on building up representation in mainland China and throughout the rest of Asia, while also establishing a presence in the major financial and trading centres in Europe and America.

     In the mid-1950s, The Hongkong and Shanghai Banking Corporation embarked on a strategy of pursuing profitable growth through acquisition as well as organic development – a combination that has remained a key feature of HSBC’s approach ever since.

     With each acquisition, HSBC focused on integrating its newly acquired operations with its existing businesses with the aim of maximising the synergy between the various components. Key to this integration process is the blending of local and international expertise.

     The most significant developments are described below. Other acquisitions in 2005 are discussed in the ‘Financial Review’ on pages 26 to 177.

     The Hongkong and Shanghai Banking Corporation purchased The Mercantile Bank of India Limited and The British Bank of the Middle East, now HSBC Bank Middle East Limited (‘HSBC Bank Middle East’) in 1959. In 1965, it acquired a 51 per cent interest (subsequently increased to 62.14 per cent) in Hang Seng Bank Limited (‘Hang Seng Bank’), consolidating its leadership position in Hong Kong. Hang Seng Bank is the third-largest listed bank in Hong Kong by market capitalisation.

     The Hongkong and Shanghai Banking Corporation entered the US market in 1980 by acquiring a 51 per cent interest in Marine Midland Banks, Inc., now HSBC USA, Inc. The remaining interest was acquired in 1987.

     In 1981, The Hongkong and Shanghai Banking Corporation incorporated its then existing Canadian operations. HSBC Bank Canada has since made numerous acquisitions, expanding rapidly to become the largest foreign-owned bank in Canada and the seventh-largest overall at 31 December 2005.

     From the early 1980s, The Hongkong and Shanghai Banking Corporation began to focus its acquisition strategy on the UK. In 1987, it purchased a 14.9 per cent interest in Midland Bank plc, now HSBC Bank plc (‘HSBC Bank’), one of the UK’s principal clearing banks. In 1991, HSBC Holdings plc was established as the parent company of the HSBC Group and, in 1992, it purchased the remaining interest in HSBC Bank. As a consequence of this acquisition, HSBC’s head office was transferred from Hong Kong to London in January 1993.

     In 1997, HSBC assumed selected assets, liabilities and subsidiaries of Banco Bamerindus do Brasil S.A., now HSBC Bank Brasil S.A.-Banco Múltiplo (‘HSBC Bank Brazil’), following the intervention of the Central Bank of Brazil, and in Argentina completed the acquisition of Grupo Roberts, now part of HSBC Bank Argentina S.A. (‘HSBC Bank Argentina’).

     In December 1999, HSBC acquired Republic New York Corporation, subsequently merged with HSBC USA, Inc., and Safra Republic Holdings S.A. In July 2004, HSBC Bank USA, Inc. merged with

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

HSBC Bank & Trust (Delaware) N.A. to form HSBC Bank USA, N.A. (‘HSBC Bank USA’).

     To expand its base in the euro zone, in 2000 HSBC completed its acquisition of 99.99 per cent of the issued share capital of Crédit Commercial de France S.A., subsequently CCF S.A. (‘CCF’) and now HSBC France, a major French banking group.

     In 2002, HSBC took further steps in expanding its presence in the Americas, completing the acquisition of 99.59 per cent of Grupo Financiero Bital, S.A. de C.V., the holding company of what is now HSBC México, S.A. (‘HSBC Mexico’), the fourth-largest banking group in Mexico measured by assets and the third by customer deposits.

     Mainland China remains a key long-term growth area for the Group. In 2002, HSBC completed the acquisition of a 10 per cent equity stake in Ping An Insurance Company of China Limited (‘Ping An Insurance’), reducing its holding to 9.99 per cent following an initial public offering (‘IPO’) in 2004. In August 2005, HSBC acquired a further 9.91 per cent of Ping An Insurance at a cost of US$1,039 million, increasing its investment to 19.9 per cent. Ping An Insurance is the second-largest life insurer and the third-largest property and casualty insurer in mainland China.

     In 2003, HSBC acquired Household International, Inc., now HSBC Finance Corporation (‘HSBC Finance’). HSBC Finance brought to the Group national coverage in the US for consumer lending, credit cards and credit insurance through multiple distribution channels, as well as expertise in consumer finance for HSBC to roll out internationally.

     Also in 2003, HSBC expanded in Brazil, acquiring Banco Lloyds TSB S.A.-Banco Múltiplo and the country’s leading consumer finance company, Losango Promotora de Vendas Limitada (‘Losango’).

     In 2004, the acquisition of The Bank of Bermuda Limited (‘Bank of Bermuda’) was completed.

     In the same year, HSBC acquired Marks and Spencer Retail Financial Services Holdings Limited, which trades as Marks and Spencer Money (‘M&S Money’) in the UK.

     In mainland China in 2004, HSBC acquired 19.9 per cent of Bank of Communications Limited (‘Bank of Communications’), mainland China’s fifth largest bank by total assets. In the same year, Hang Seng Bank acquired 15.98 per cent of Industrial Bank Co.

Limited (‘Industrial Bank’), one of only 13 national joint-stock banks.

     In December 2005, HSBC Finance completed the acquisition of Metris Companies Inc. (‘Metris’) for US$1.6 billion. HSBC is now the 5th largest issuer of MasterCard® and Visa® cards1 in the US.

Outlook

In the near term, the outlook is encouraging. The world economy continues to grow steadily. The US economy is strong, the UK resilient, Japan and Germany are recovering and the emerging markets are buoyant.

     Longer term prospects are more uncertain. Apart from the possibility, albeit remote, of a sudden shock to the world’s financial system, HSBC remains concerned about the unprecedented level of trade imbalances. Similarly, the implications of demographic change and of ageing populations for financial markets and businesses will be profound. It is inevitable that at some stage a process of adjustment will begin, but the timing is open to question. So far, the financial markets are taking a benign view of these potential sources of instability.

     Progressively, globalisation is forcing countries and businesses operating within them to re-evaluate their comparative advantages and to adjust to a world in which emerging markets compete not only in terms of cost but also in skills and technology. The globalisation of the services industry, spurred on by new technologies and the rapid fall in communication costs, will afford huge opportunities but also pose significant challenges to many areas of economic activity, including financial services. Incipient protectionism, resulting from a reluctance to face up to the new competitive realities, remains a threat to the continuing growth of the world economy.

     In certain mature markets, under-funded pension schemes threaten to become a drain on companies’ resources. Combined with the rising cost of long-term health care, they pose a considerable challenge to policy makers. Continuing productivity growth is, therefore, increasingly important. Only if it is achieved will financial markets be able to offer returns with a meaningful premium to the risk-free rate embodied in government debt. Without such productivity gains and associated financial returns, the affordability of pension and health care promises

1	Visa is a registered trademark of VISA USA, Inc.and MasterCard is a registered trademark of MasterCard International, Incorporated.

Back to Contents

will become increasingly burdensome. The challenge to society of managing the equitable distribution of wealth created between competing generations may well become one of the most pressing of the next decade.

     In this environment HSBC, with its unique international footprint, is determined to continue to deliver profitable growth and value to its various constituencies. Success ensures that the Group can offer good employment prospects to an ever more diverse workforce. It means that HSBC can afford to continue to invest in expanding the platforms by which it delivers services to its customers. It enables the Group to contribute to the savings and retirement needs of those who invest in HSBC directly, or indirectly through pension plans and investment funds.

     Building on its achievements, HSBC’s priority for the rest of 2006 is to continue to implement its Managing for Growth strategy. It will achieve this by being distinctive, reinforcing its brand values of trust and integrity in all its dealings with customers. The Group will make itself even more relevant by broadening the product, channel and geographical coverage it offers. Furthermore, HSBC will ensure that the scale and complexity needed to compete successfully will be seamless from the perspective of its customers and manageable from that of its employees.

     HSBC’s businesses in Asia, Turkey, Mexico, Brazil and the Middle East see strong opportunities for growth on the back of investments already made. The Group also sees opportunities to strengthen its position in its franchises in the UK, Hong Kong, North America and France. HSBC believes there is growing momentum from the development of its new business streams within Corporate, Investment Banking and Markets businesses. Overall, HSBC is well positioned for further growth.

Strategy

At the end of 2003, HSBC launched ‘Managing for Growth’, a strategic plan that provides HSBC with a blueprint for growth and development during the period to 2008. The strategy is evolutionary, not revolutionary. It builds on HSBC’s strengths and it addresses the areas where further improvement is considered both desirable and attainable.

     Management’s vision for the Group remains consistent: HSBC aims to be the world’s leading financial services company. In this context, ‘leading’ means preferred, admired and dynamic, and being recognised for giving the customer a fair deal. HSBC will strive to secure and maintain a leading position within each of its customer groups in selected markets.

     HSBC will concentrate on growing earnings over the long term at a rate which will place it favourably when compared with its peer group. It will also focus on investing in its delivery platforms, its technology, its people and its brand to support the future value of HSBC as reflected in its comparative stock market rating and TSR. HSBC remains committed to benchmarking its performance both absolutely and by comparison with a peer group. For full details of the peer group benchmark, see page 220.

     HSBC’s core values are integral to its strategy, and communicating them to customers, shareholders and employees is intrinsic to the plan. These values comprise an emphasis on long-term, ethical client relationships; high productivity through teamwork; a confident and ambitious sense of excellence; being international in outlook and character; prudence; creativity and customer-focused marketing.

     The plan also reaffirms HSBC’s recognition of its corporate social responsibility (‘CSR’). HSBC has always aspired to the highest standards of conduct, recognises its wider obligations to society and believes there is a strong link between CSR, long-term success and value creation. Moreover, changing public expectations across a wide spectrum of social, ethical and environmental issues require continuing attention to this area. The strategy therefore calls for a renewed emphasis on CSR and for increased external communication of the Group’s CSR policies and performance, particularly on education and the environment, which will remain the principal beneficiaries of HSBC’s philanthropic activities.

     HSBC’s growth ambitions centre on its four customer groups: Personal Financial Services; Commercial Banking; Corporate, Investment Banking and Markets; and Private Banking; and specific strategies are being implemented for each of them. HSBC believes that by organising its internal and external reporting around customer groups, it reinforces to all its employees the Group’s customer focus.

     Within Personal Financial Services, the increasing integration, skills sharing and transfer of technology with the consumer finance business has augmented and enhanced existing activities. In addition, the introduction of skills and practices from the world’s leading retailing businesses is shaping HSBC’s competitive positioning.

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

Employees and management

At 31 December 2005, HSBC’s customers were served by 284,000 employees (including part-time employees) worldwide, compared with 253,000 at 31 December 2004 and 232,000 at 31 December 2003. The main centres of employment are the UK with 55,000 employees, the US 49,000, Brazil 28,000, Hong Kong 26,000, Mexico 22,000, India 20,000 and France 14,000. HSBC negotiates with recognised unions, and estimates that approximately 40 per cent of its employees are unionised. The highest concentrations of union membership are in Brazil, France, India, Malaysia, Malta, Mexico, the Philippines, Singapore and the UK. As a result of well-developed communications and consultation programmes, HSBC has not experienced any material disruptions to its operations from labour disputes during the past five years.

     In support of its strategy, HSBC focuses on attracting, developing and motivating the very best individuals and on encouraging talent internally. Emphasis is placed on performance management; differentiated rewards; succession planning; diversity; and learning and development, with priority accorded to enhancing sales and relationship management skills. HSBC continues to endeavour to ensure that employees’ engagement with the business is maximised as this is beneficial to shareholders, colleagues and customers alike.

     HSBC recruits from a broad cross-section of society and encourages the sharing of individual perspectives and ideas through collective training and global secondments. HSBC’s diverse workforce represents a significant competitive advantage. The broad cultural mix and increasing cross-border mobility of its employees enables HSBC to resource operations with individuals who have detailed knowledge of local markets and of HSBC globally. This strengthens international networks and facilitates the sharing of best practices. In addition, a continuing focus on policies that encourage an inclusive working environment and the availability of career opportunities for all is critical to HSBC being an employer of choice. HSBC seeks to maintain an employee profile that reflects its customer base.

     HSBC operates in a highly competitive and international business environment. Through its network of international operations, it has the advantage of being able to respond to the availability of talented employees wherever they are, in order to enhance customer service and improve productivity. As education levels improve globally and as investments in technology and telecommunications facilitate access at competitive cost to hitherto untapped resources, the balance of employment continues to change, resulting in global resource centres of excellence. Job losses may arise in some countries, but HSBC has a good record of communicating openly and sensitively in these circumstances, and of reassigning employees and

Back to Contents

minimising compulsory redundancies wherever possible.

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

Customer groups

Profit before tax by customer group

Year ended 31 December 2005

Total assets1 by customer group

As at 31 December 2005

1	Excluding Hong Kong Government certificates of indebtedness.

Personal Financial Services

Personal Financial Services provides some 120 million individual and self-employed customers with a wide range of banking and related financial services. The precise nature of the products and services provided is, to some extent, driven by local regulations, market practices and the market positioning of HSBC’s local businesses. Typically, products provided include current and savings accounts, mortgages and personal loans, credit cards, and local and international payments services.

     Personal customers prefer to conduct their financial business at times convenient to them, using a range of delivery channels. This demand for flexibility is met through the increased provision of direct channels such as the internet and self-service terminals, in addition to traditional and automated branches and service centres accessed by telephone.

     Delivering the right products and services for particular target markets is a fundamental requirement in any retail service business, and market research and customer analysis is key to developing an in-depth understanding of significant customer segments and their needs. This understanding of the customer ensures that Customer Relationship Management (‘CRM’) systems are effectively used to identify and fulfil sales opportunities, and to manage the sales process.

     HSBC Premier is a premium banking service providing personalised relationship management, 24-hour priority telephone access, global travel assistance and cheque encashment facilities. There are now over 1.3 million HSBC Premier customers, who can use more than 250 specially designated Premier branches and centres in 35 countries and territories, either when visiting, or on a more permanent basis if they require a banking relationship in more than one country.

     Insurance and investment products play an important part in meeting the needs of customers. Insurance products sold and distributed by HSBC through its direct channels and branch networks include loan protection, life, property and health insurance, and pensions. Acting as both broker and underwriter, HSBC sees continuing opportunities to deliver insurance products to its personal customer base.

     HSBC also makes available a wide range of investment products. A choice of third party and proprietary funds is offered, including traditional ‘long only’ equity and bond funds; structured funds that provide capital security and opportunities for an enhanced return; and ‘fund of funds’ products which offer customers the ability to diversify their investments across a range of best-in-class fund managers chosen after a rigorous and objective selection process. Comprehensive financial planning services covering customers’ investment, retirement, personal and asset protection needs are offered through specialist financial planning managers.

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

     High net worth individuals and their families who choose the differentiated services offered within Private Banking are not included in this customer group.

Consumer Finance

Within Personal Financial Services, HSBC Finance’s operations in the US, the UK and Canada make credit available to customer groups not well catered for by traditional banking operations, facilitate point-of-sale credit in support of retail purchases and support major affiliate credit card programmes. At 31 December 2005 HSBC Finance had over 60 million customers with total gross advances of US$142.1 billion. Consumer Finance products are offered through the following businesses of HSBC Finance:

     The consumer lending business is one of the largest sub-prime home equity originators in the US, marketed under the HFC and Beneficial brand names through a network of nearly 1,400 branches in 45 states, direct mail, telemarketing, strategic alliances and the internet. Consumer lending also acquires sub-prime loans on the secondary market. ‘Sub-prime’ is a category used in the US which describes customers who have limited credit histories, modest incomes, high debt-to-income ratios, high loan-to-value ratios (for real estate secured products) or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related actions. Consumer lending products include secured and unsecured loans such as first and second lien closed-end mortgages, open-ended home equity loans, personal loans, loans secured on motor vehicles and retail finance contracts. Consumer lending also offers a near-prime mortgage product which was first introduced in 2003 to broaden the range of customers to which its products are relevant.

     The mortgage services business purchases first and second lien residential mortgage loans, including open-end home equity loans, from a network of over 280 unaffiliated third-party lenders in the US. Purchases are primarily of pools of loans (‘bulk acquisitions’), but also include individual loan portfolios (‘flow acquisitions’), made under predetermined underwriting guidelines. Forward commitments are offered to selected correspondents to strengthen relationships and create a sustainable growth channel for this business. HSBC Finance, through its subsidiary, Decision One Mortgage Company (‘Decision One’), also originates mortgage loans referred by mortgage brokers.

     The retail services business is one of the

largest providers of third party private label credit cards (or store cards) in the US based on receivables outstanding, with over 70 merchant relationships and 15.8 million active customer accounts.

     In addition to originating and refinancing motor vehicle loans, HSBC Finance’s motor vehicle finance business purchases retail instalment contracts of US customers who do not have access to traditional prime-based lending sources. The loans are largely sourced from a network of approximately 10,000 motor dealers.

     The credit card services business is the fifth largest issuer of MasterCard® and Visa® credit cards in the US, and also includes affiliation programmes such as the GM Card® and the AFL-CIO Union Plus® credit card. Also, credit cards issued in the name of Household Bank, Orchard Bank and Direct Merchants Bank brands are offered to customers under-served by traditional providers, or are marketed primarily through merchant relationships established by the retail services business.

     A wide range of insurance services is offered by HSBC Finance to customers in the US, the UK and Canada who are typically not well-served by traditional sources.

     The taxpayer financial services business accelerates access to funds for US taxpayers who are entitled to tax refunds and offers financial services through more than 25,000 tax return preparers in the US. The business is seasonal with most revenues generated in the first three months of the year.

     HSBC Finance’s business in the UK (‘HFC Bank’) provides mid-market consumers with mortgages, secured and unsecured loans, insurance products, credit cards and retail finance products. It concentrates on customer service through its 187 HFC Bank and Beneficial branches, and finances consumer electronic goods through its retail finance operations. Its credit card business was sold to HSBC Bank in December 2005. In Canada, similar products are offered through trust operations of HSBC Finance’s subsidiary there.

Commercial Banking

HSBC is one of the world’s leading, and most international, banks in the provision of financial services and products to small, medium-sized and middle market businesses, with over 2.5 million customers including sole proprietors, partnerships, clubs and associations, incorporated businesses and publicly quoted companies.

Back to Contents

     At 31 December 2005, HSBC had total commercial customer account balances of US$148.1 billion and total commercial customer loans and advances, net of loan impairment allowances, of US$142.0 billion.

     Commercial Banking places particular emphasis on multi-disciplinary and geographical collaboration in meeting its commercial customers’ needs, thereby differentiating, broadening and enhancing its offering. The range of products includes:

     Payments and cash management: HSBC is a leading provider of payments, collections, liquidity management and account services worldwide, enabling commercial customers to manage their cash efficiently on a global basis. HSBC’s extensive network of offices and strong domestic capabilities in many countries, including direct access to local clearing systems, enhances its ability to provide high-quality competitive cash management services.

     Treasury and capital markets: Commercial Banking customers have long been volume users of the Group’s foreign exchange capabilities. These are now being supplemented with more sophisticated currency and interest rate options.

     Investment banking: A small number of Commercial Banking customers need occasional investment banking advisory support. Co-operation with Corporate, Investment Banking and Markets ensures that in most key markets such requirements are serviced internally.

     Wealth management services: These include advice and products related to savings and investments. They are provided to Commercial Banking customers and their employees through HSBC’s worldwide network of branches and business banking centres.

     Insurance: HSBC offers insurance protection, employee benefits programmes and pension schemes designed to meet the needs of businesses and their employees, and to help fulfil the applicable statutory obligations of client companies. These products are provided by HSBC either as an intermediary (broker, agent or consultant) or as a supplier of in-house or third party offerings. Products and services include a full range of commercial insurance, including pension schemes; healthcare schemes; ‘key man’ life insurance; car fleet; goods in transit; trade credit protection; risk management and insurance due diligence reviews; and actuarial/employee benefit consultancy.

     Trade services: HSBC has more than 140 years of experience in trade services. A complete range of traditional documentary credit, collections and financing products is offered, as well as specialised services such as insured export finance, international factoring and forfaiting. HSBC’s expertise is supported by highly automated systems.

     Leasing, finance and factoring: HSBC has established specialised divisions to provide leasing and instalment finance for vehicles, plant and equipment, machinery and materials handling, and large complex leases. HSBC also provides domestic and international factoring and receivables finance services through a network of 11 businesses worldwide.

     Credit cards: HSBC offers commercial credit card services in 18 countries. Commercial card issuing provides small to middle market businesses with services, including corporate and purchasing cards, which variously enhance cash management, improve cost control and streamline purchasing processes. Commercial card acquiring enables merchants to accept credit card payments either in-store or on the internet.

Corporate, Investment Banking and Markets

HSBC’s Corporate, Investment Banking and Markets business provides tailored financial solutions to major government, corporate and institutional clients worldwide. Managed as a global business, this customer group operates a long-term relationship management approach to build a full understanding of clients’ financial requirements. Sectoral client service teams comprising relationship managers and product specialists develop financial solutions to meet individual client needs. With dedicated offices in over 60 countries and with access to HSBC’s worldwide presence and capabilities, this business serves subsidiaries and offices of its clients on a global basis.

     Products and services offered include:

Global Markets

HSBC’s operations in Global Markets consist of treasury and capital markets services for supranationals, central banks, corporations, institutional and private investors, financial institutions and other market participants. Products include:

•	foreign exchange;

•	currency, interest rate, bond, credit, equity and other specialised derivatives;

•	government and non-government fixed income and money market instruments;

•	precious metals and exchange traded futures;

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

•	equity services, including research, sales and trading for institutional, corporate and private clients and asset management services, including global investment advisory and fund management services; and

•	distribution of capital markets instruments, including debt, equity and structured products, utilising links with HSBC’s global networks.

Corporate and Investment Banking

Global Investment Banking comprises:

•	capital raising, both publicly and privately, including debt and equity capital, structured finance and syndicated finance;

•	corporate finance and advisory services for mergers and acquisitions, asset disposals, stock exchange listings, privatisations and capital restructurings; and

•	project and export finance services providing non-recourse finance to exporters, importers and financial institutions, and working closely with all major export credit agencies.

Corporate and Institutional Banking includes:

•	direct lending, including structured finance for complex investment facilities;

•	leasing finance with an emphasis on ‘large ticket’ transactions; and

•	deposit-taking.

Global Transaction Banking includes international, regional and ‘in-country’ payments and cash management services; trade services, particularly the specialised ‘supply chain’ product; and securities services, where HSBC is one of the world’s leading custodians providing custody and clearing services and funds administration to both domestic and cross-border investors. Factoring and banknotes services are also provided by specialist units.

Private Equity comprises HSBC’s captive private equity fund management activities, strategic relationships with certain third party private equity managers together with direct listed and unlisted equity investments and fund commitments.

Group Investment Businesses

These comprise asset management products and services for institutional investors, intermediaries and individual investors and their advisers.

Management structure

During February 2006, the management structure of Global Markets and Corporate and Investment Banking was restructured. Under the new structure, there are three principal business lines: Global Banking, Global Markets and Global Transaction Banking. This new structure will allow Corporate, Investment Banking and Markets to focus on the relationships and sectors that best fit the Group’s footprint and ensure seamless delivery of HSBC’s enhanced product capabilities to clients.

Private Banking

HSBC’s presence in all the major wealth-creating regions has enabled it to build one of the world’s leading private banking groups, providing financial services to high net worth individuals and their families in 74 locations in 35 countries, with total assets under management of US$282 billion at 31 December 2005. HSBC Private Bank is the principal marketing name of the HSBC Group’s international private banking business which, together with HSBC Guyerzeller and HSBC Trinkaus & Burkhardt, provides private banking services.

     Utilising the most suitable products from the marketplace, Private Banking works with its clients to offer both traditional and innovative ways to manage and preserve wealth whilst optimising returns. Products and services offered include:

     Investment services: These comprise both advisory and discretionary investment services. A wide range of investment vehicles is covered, including bonds, equities, derivatives, options, futures, structured products and alternative products, mutual funds, hedge funds and fund of funds. Supported by six major advisory centres in Hong Kong, Singapore, Geneva, New York, Paris and London, Private Banking seeks to select the most suitable investments for clients’ needs and investment strategies.

     Global wealth solutions: These comprise inheritance planning, trustee and other fiduciary services designed to protect existing wealth and create tailored structures to preserve wealth for future generations. Areas of expertise include trusts, foundation and company administration, charitable trusts and foundations, insurance and offshore structures.

     Specialist advisory services: Private Banking offers expertise in several specialist areas of wealth management including tax advisory and financial planning, family office advisory, corporate finance,

Back to Contents

consolidated reporting, industry services such as charities and foundations, media, shipping, diamond and jewellery, and real estate planning. Specialist advisers are available to deliver products and services that are tailored to meet the full range of high net worth clients’ individual financial needs.

     General banking services: These comprise treasury and foreign exchange, offshore and onshore deposits, credit and specialised lending, tailor-made loans and internet banking. Private Banking works to ensure its clients have full access to relevant skills and products available throughout HSBC, such as corporate banking, investment banking and insurance.

Geographical regions

Profit before tax split by geographical region

Year ended 31 December 2005

Total assets1 split by geographical region

As at 31 December 2005

1	Excluding Hong Kong Government certificates of indebtedness.

Additional information regarding business developments in 2005 may be found in the ‘Financial Review’ on pages 26 to 177.

Europe

HSBC’s principal banking operations in Europe are HSBC Bank in the UK, HSBC France, HSBC Bank

A.S. in Turkey, HSBC Bank Malta, HSBC Private Bank (Suisse), HSBC Trinkaus & Burkhardt KGaA and HSBC Guyerzeller Bank AG. Through these operations HSBC provides a wide range of banking, treasury and financial services to personal, commercial and corporate customers across Europe.

Hong Kong

HSBC’s principal banking subsidiaries in Hong Kong are The Hongkong and Shanghai Banking Corporation and Hang Seng Bank. The former is the largest bank incorporated in Hong Kong and is HSBC’s flagship bank in the Asia-Pacific region. It is one of Hong Kong’s three note-issuing banks, accounting for more than 65 per cent by value of banknotes in circulation in 2005.

Rest of Asia-Pacific (including the Middle East)

The Hongkong and Shanghai Banking Corporation offers personal, commercial, corporate and investment banking and markets services in mainland China. The bank’s network spans 12 major cities, comprising 12 branches and eight sub-branches. Hang Seng Bank offers personal and commercial banking services and operates six branches, four sub-branches, and two representative offices in eight cities in mainland China. HSBC also participates indirectly in mainland China through its three associates, Bank of Communications (19.9 per cent owned), Ping An Insurance (19.9 per cent) and Industrial Bank (15.98 per cent).

     Outside Hong Kong and mainland China, the HSBC Group conducts business in the Asia-Pacific region primarily through branches and subsidiaries of The Hongkong and Shanghai Banking Corporation in 22 countries, with particularly strong coverage in India, Indonesia, South Korea, Singapore and Taiwan. HSBC’s presence in the Middle East is led by HSBC Bank Middle East in a network of branches and subsidiaries with the widest coverage in the region; in Australia by HSBC Bank Australia Limited; and in Malaysia by HSBC Bank Malaysia Berhad, which has the second largest presence of any foreign-owned bank in the country. HSBC’s associate in Saudi Arabia, The Saudi British Bank (40 per cent owned), is the Kingdom’s sixth largest bank.

North America

HSBC’s North American businesses cover the US, Canada, Mexico, Bermuda and Panama. Operations in the US are primarily conducted through HSBC Bank USA, N.A. which is concentrated in New York State, and HSBC Finance, a national consumer

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

finance company based in Chicago. HSBC’s businesses in Mexico and Panama are run through HSBC Mexico, with HSBC Bank Canada and Bank of Bermuda responsible for operations in their respective countries.

South America

HSBC’s operations in South America principally comprise HSBC Bank Brazil and HSBC Bank Argentina, although HSBC is also represented in Venezuela, Chile and Uruguay. In addition to banking services, HSBC operates large insurance businesses in Argentina and Brazil. In Argentina, HSBC’s main insurance business is HSBC La Buenos Aires and, through Máxima and HSBC New York Life, HSBC offers pensions and life assurance products. In Brazil, HSBC also offers consumer finance products through its subsidiary, Losango.

Competitive environment

HSBC believes that open and competitive markets are good for both local economies and their participants, and the Group faces very strong competition in the markets it serves. In personal and commercial banking, it competes with a wide range of institutions including commercial banks, consumer finance companies, retail financial service companies, savings and loan associations, credit unions, general retailers, brokerage firms and investment companies. In investment banking, HSBC faces competition from specialist providers and the investment banking operations of other commercial banks.

     Regulators routinely monitor and investigate the competitiveness of the financial services industry (of which HSBC is a part) in a number of areas, particularly in the UK and Europe.

Global factors

Consolidation in the banking industry

Over the past few decades there has been a trend towards consolidation in banking and financial services, both nationally and internationally. This development has created a large and growing number of institutions which are capable of competing with HSBC across a wide range of services.

Limited market growth

The majority of HSBC’s business is conducted in the US, the UK and Hong Kong. Penetration of standard banking services in these markets is nearing saturation, with little scope for further market growth. Greater potential for expansion lies in the provision of a wider range of financial services, including consumer finance, to new and existing customers. HSBC has also identified emerging economies in Asia-Pacific, Mexico, the Middle East, Turkey and Latin America as a source of current and future growth.

Advances in technology

Over the last decade, new technologies such as the internet and related innovations have matured, and financial institutions have not been alone in recognising the potential of these developments. Financial services and other market participants can now deliver a large and expanding range of products and services through these channels and competition is, as a result, fierce. However, with competition come opportunities. HSBC will continue to offer a full range of services via the channels preferred by its customers. These currently include the internet, interactive TV, mobile phone, WAP and telephone banking as well as the traditional branch network.

Regional factors

Europe

The European Commission has commenced inquiries into retail banking and business insurance across all member states. All HSBC entities affected have responded to the initial questionnaires.

     The 65 member banks of the European Payments Council have signed an agreement to create a Single European Payments Area by 2008 which aims to harmonise transfers, banker’s orders and cards transactions. This should offer strong growth opportunities for some banks but will also lead to more competition.

UK

After several very positive years, UK growth slowed in 2005. Although corporate earnings rose and the UK stock market was healthy, strong commodity and oil prices adversely affected several sectors. Retailers are suffering from declining levels of consumer confidence and disposable income, mainly caused by high levels of indebtedness and rising tax and utility burdens.

     A stable interest rate environment, strong employment levels and a solid housing market helped to keep demand for consumer finance strong but could not prevent a rise in default and arrears rates in all forms of unsecured personal lending.

Back to Contents

     Despite these developments, competition in the retail banking sector for the best customers remained intense, with pressure on credit products, interest margins and, in particular, deposit rates.

     The high level of personal indebtedness and strong competition within the retail banking and consumer finance sectors led regulatory authorities to continue to monitor closely the financial services sector.

     In December, the UK Competition Commission released its provisional remedies to improve competition following its investigation into the US$8.3 billion store card industry. HSBC continues to co-operate with the Commission as the inquiry draws to a conclusion.

     Also in 2005, the Office of Fair Trading (‘OFT’) continued with its inquiry into credit card terms under the Unfair Terms in Consumer Contracts regulations. HSBC has made various submissions to the OFT and discussions continue.

     The OFT also published its decision on the multilateral interchange agreement between MasterCard members in October. MasterCard has appealed against the decision to the Competition Appeals Tribunal. Visa is also subject to investigation but the case is suspended pending resolution of the MasterCard case.

     In November, the Financial Services Authority published the results of its themed review of the sale of Payment Protection Insurance. It has expressed concerns regarding some practices which were common within the industry. HSBC has not received a negative response in respect of its own procedures, but will be considering its products and sales practices in the light of the findings. The OFT will be undertaking a market investigation into Payment Protection Insurance following a super-complaint from the Citizens’ Advice Bureau.

     Throughout 2005, a Payments Task Force chaired by the OFT has brought together representatives of the banking industry, consumer bodies and business with the Bank of England and HM Treasury to look at various aspects of the payments system. Its first report recommended that the payment industry implement a faster means of making low cost electronic payments. HSBC agrees that this is in the consumer’s interest and favours its early implementation.

     The Consumer Credit Bill, currently in its second reading in Parliament, updates existing consumer legislation in order to provide better consumer protection, and is likely to come into force during 2006.

     HSBC’s policy is to co-operate and work positively with all its regulators, inputting data and perspective on those issues which affect all financial service providers via industry bodies.

France

Stable interest rates in the euro zone contributed to a strong growth in real estate investment in France. Competition between French banks was concentrated on the promotion of real estate mortgage loans, which are the principal means by which new customers in France are acquired. Market activity increased and consumers enjoyed improved pricing to the detriment of bank margins throughout 2005.

     The payment of interest on sight deposits, which has only been permitted since the beginning of 2005, was introduced by one major mutual French bank. This move did not provoke a widespread reaction in the domestic market and, to date, no other leading French bank has followed suit.

     In December 2005, Banque Postale (a subsidiary of the French Postal service) received the necessary regulatory approvals and with effect from January 2006 will be able to offer real estate mortgages and financial services, including the sale of investment products manufactured by third party providers. Given the scale of Banque Postale’s geographical coverage, this will increase competition in an already competitive market.

     The French government has reformed tax law for 2006/2007 with two measures which will increase disposable income for high income individuals: a tax exemption on capital gains on equities held for more than eight years, which brings the French taxation regime into line with practices in many other European countries, and a cap on total household taxes at 60 per cent of income. This will boost one of the market segments on which HSBC France focuses.

     At the end of December, French banks were granted approval, as in the UK, to provide equity release mortgages. This will assist customers to invest in real estate and finance consumption.

Hong Kong

While fierce competition in traditional core banking products remained evident in Hong Kong, the rising cost of funds in the second half of 2005 from increasing interbank rates made banks with smaller deposit bases more cautious in price competition. A decline in property loan demand also added pressure on banks to look for new outlets for lending. Personal loans, including credit card advances, attracted

Back to Contents

H S B C   H O L D I N G S   P L C

Description of Business (continued)

banks’ attention as consumer spending revived strongly.

     The Chinese currency regime was reformed in July 2005 and the second phase of Hong Kong’s renminbi business introduced late in the year. While developments in these areas remain at an early stage, they are expected, along with the benefits flowing from the liberalisation of China’s financial sector under the World Trade Organisation agreement, to be a continued source of growth in the future.

Rest of Asia-Pacific
(including the Middle East)

The competitive environment in the Rest of Asia-Pacific continues to intensify as international banks focus on targeted sectors in emerging markets in pursuit of higher returns. Local banks are also actively expanding their reach and business, both within countries and across borders. Competition remains intense throughout the region in all the customer groups served by HSBC. However, in many countries the growing sophistication of the relatively young population and increasing affluence of the middle class continue to provide HSBC with further opportunities for growth.

     Banks and non-banks, both local and international, are rapidly building consumer finance and direct banking businesses in a number of countries in the region.

North America

In an already highly competitive US financial services industry, institutions involved in a broad range of financial products and services continued to consolidate. Within the banking sector, consolidation continued into 2006, with a greater focus on national networks and retail branch banking.

     The Group’s principal US subsidiaries, HSBC Bank USA and HSBC Finance, face vigorous competition from a wide array of financial institutions. These include banks, thrifts, insurance companies, credit unions, mortgage lenders and brokers, and non-bank suppliers of consumer credit and other financial services. Many of these institutions are not subject to US banking industry regulation, unlike HSBC. This gives some of them cost and product advantages and will further increase competitive pressures. HSBC competes by expanding its customer base through portfolio acquisitions or alliances, co-branding opportunities and direct sales channels, by offering a very wide variety of consumer loan products and by maintaining a strong service orientation.

     The five largest banks in Canada dominate the country’s financial services industry. Despite this, the market remains very competitive with comparable financial products and services offered by other banks, insurance companies and other institutions. Merger activity among the largest banks in Canada remains possible, but without such consolidation major financial institutions will continue to look elsewhere for growth.

     Mexico’s banking industry is highly concentrated. Five large foreign-owned banks, including HSBC, control 75 per cent of banking assets and 78 per cent of deposits through their local subsidiaries. The majority of Mexico’s 105 million people neither have access to nor use the banking system. Thus there are favourable growth opportunities for retail banking over the medium to long term. HSBC is well placed in this environment, with an extensive branch network and an expanding base of young customers from which to develop growth opportunities. Currently, there is strong regulatory and consumer pressure to reduce banking and pension management fees and commissions as volumes increase, constraining growth in non-funds income. Mexico’s economy is very closely linked to the US and 88 per cent of its exports are sent there.

South America

The composition of the Brazilian financial system saw relatively little change in 2005. The top ten banking groups, which account for 68 per cent of assets and 86 per cent of branches, remained dominated by a combination of large state-owned banks, privately-owned local banks and subsidiaries of foreign banks such as HSBC. In 2005, HSBC was the sixth largest non-state owned bank in the country, ranked by assets.

     Notwithstanding the persistence of high interest rates in Brazil and an uncertain outlook for the economy, 2005 saw strong growth in lending to individuals. Central Bank statistics indicate that personal lending increased by an estimated 37 per cent during the year, following growth of 28.6 per cent in 2004. However, total lending as a percentage of GDP remained low in international terms at 31.3 per cent. This, together with the fact that within the economically active population an estimated 40 million people have limited access to financial services, indicates that the outlook for further growth is positive.

     Against this background, banks continued to develop their consumer finance businesses, with particular emphasis on partnerships with large retailers and ‘green field’ ventures. In the retail

Back to Contents

segment, payroll and pension-linked advances emerged in 2005 as a significant source of lending. Banks also developed ‘virtual’ banking networks known as correspondentes bancários. These are typically small retail establishments offering basic payment and banking services on behalf of established banks on a commission basis. By the end of 2005, HSBC had developed a network of 1,824 correspondentes generating close to one million monthly transactions.

     In Argentina, HSBC’s competition comes from international financial groups which, in most cases, provide an equivalent range of banking, insurance, pension and annuity products and services.

     The completion of Argentina’s international debt swap negotiation eliminated a major concern that had overshadowed the country and the financial system. This had a significantly favourable impact upon the pensions and life insurance business, which also benefited from increasing contributions as more people returned to employment in the formal economy.

     Consequently, the banking industry showed improved profitability with many of the larger foreign-owned banks re-capitalising their domestic operations. Continued growth and increased confidence in the economy were reflected in increased deposit levels and a 38 per cent growth in demand for loan products compared with 2004.

     HSBC sees the return to a more normal business environment continuing and intends to monitor opportunities within the financial services industry in Argentina with a view to growing core retail and commercial banking franchises.

Back to Contents

H S B C   H O L D I N G S   P L C

Governance, Regulation and Supervision

Governance

With listings of its ordinary shares in London, Hong Kong, New York, Paris and Bermuda, HSBC Holdings complies with the relevant requirements for listing and trading on each of these exchanges. In the UK, these are the Listing Rules of the Financial Services Authority; in Hong Kong, The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; in the US, where the shares are traded in the form of ADSs, HSBC Holdings’ shares are registered with the US Securities and Exchange Commission. As a consequence of its US listing, HSBC Holdings is also subject to the reporting and other requirements of the US Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange’s Listed Company Manual, in each case as applied to foreign private issuers. In France and Bermuda, HSBC Holdings is subject to the listing rules of Euronext, Paris and the Bermuda Stock Exchange applicable to companies with secondary listings.

A statement of HSBC’s compliance with the code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council and with the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in the ‘Report of the Directors’.

Regulation and supervision

HSBC’s operations throughout the world are regulated and supervised by approximately 490 different central banks and regulatory authorities in those jurisdictions in which HSBC has offices, branches or subsidiaries. HSBC estimates the cost of this regulation and supervision to be approximately US$635 million in 2005. These authorities impose a variety of requirements and controls covering, inter alia, capital adequacy, depositor protection, market liquidity, governance standards, customer protection (for example, fair lending practices, product design, and marketing and documentation standards), and social responsibility obligations (for example, anti-money laundering and anti-terrorist financing measures). In addition, a number of countries in which HSBC operates impose rules that affect, or place limitations on, foreign or foreign-owned or controlled banks and financial institutions. The rules include restrictions on the opening of local offices, branches or subsidiaries and the types of banking and non-banking activities that may be conducted by those local offices, branches or subsidiaries; restrictions on the acquisition of local banks or regulations requiring a specified percentage of local ownership; and restrictions on investment and other financial flows entering or leaving the country. The supervisory and regulatory regimes of the countries where HSBC operates will determine to some degree HSBC’s ability to expand into new markets, the services and products that HSBC will be able to offer in those markets and how HSBC structures specific operations.

     The Financial Services Authority (‘FSA’) supervises HSBC on a consolidated basis. In addition, each operating bank, finance company or insurance operation within HSBC is regulated by local supervisors. The primary regulatory authorities are those in the UK, Hong Kong and the US, the Group’s principal areas of operation.

     In June 2004, the Basel Committee on Banking Supervision introduced a new capital adequacy framework to replace the 1988 Basel Capital Accord in the form of a final Accord (commonly known as ‘Basel II’). Details of the European Union’s implementation of Basel II and how this will affect HSBC are set out on page 174.

United Kingdom regulation and supervision

UK banking and financial services institutions are subject to multiple regulations. The primary UK statute is the Financial Services and Markets Act 2000 (‘FSMA’). Other UK primary and secondary banking legislation is derived from European Union (‘EU’) directives relating to banking, securities, investment and sales of personal financial services.

     The FSA is responsible for authorising and supervising UK financial services institutions and regulates all HSBC’s businesses in the UK which require authorisation under the FSMA. These include retail banking, life and general insurance, pensions, mortgages, custody and branch share-dealing businesses, and treasury and capital markets activity. HSBC Bank is HSBC’s principal authorised institution in the UK.

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

Back to Contents

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

     UK depositors and investors are covered by the Financial Services Compensation Scheme which deals with deposits with authorised institutions in the UK, investment business and contracts of insurance. Institutions authorised to accept deposits and conduct investment business are required to contribute to the funding of the scheme. In the event of the insolvency of an authorised institution, depositors are entitled to receive 100 per cent of the first £2,000 (US$3,442) of a claim plus 90 per cent of any further amount up to £33,000 (US$56,798) (the maximum amount payable being £31,700 (US$54,560)). Payments under the scheme in respect of investment business compensation are limited to 100 per cent of the first £30,000 (US$51,634) of a claim plus 90 per cent of any further amount up to £20,000 (US$34,423) (the maximum amount payable being £48,000 (US$82,615)). In addition, the Financial Services Compensation Scheme has been extended to cover mortgage advice and arranging, certain long term and general insurance products, and the provision of general advice and arranging services. Differing levels of compensation limits apply to each of these additional areas.

     The EU Savings Directive took effect on 1 July 2005. Under the directive, each member state other than Austria, Belgium, and Luxembourg is required to provide the tax authorities of each other member state with details of payments of interest or other similar income paid by a person within its jurisdiction to individuals resident in such other member state. For a transitional period beginning on the same date, Austria, Belgium, and Luxembourg have imposed a withholding tax on such income. The withholding tax rate is 15 per cent, increasing to 20 per cent from 2008 and 35 per cent from 2011. Subject to future conditions being met, Austria, Belgium, and Luxembourg may cease to apply the withholding tax and instead comply with the automatic exchange of information rules applicable to the other member states. These future conditions will depend on other key financial centres – Switzerland, Liechtenstein, San Marino, Andorra and the US – not exchanging information. These financial centres and several other European countries and related offshore territories have also entered into similar agreements to the Savings Directive with the EU states.

Hong Kong regulation and supervision

Banking in Hong Kong is subject to the provisions of the Banking Ordinance of Hong Kong (Chapter 155) (the ‘Banking Ordinance’), and to the powers, functions and duties ascribed by the Banking Ordinance to the Hong Kong Monetary Authority (the ‘HKMA’). The principal function of the HKMA is to promote the general stability and effective working of the banking system in Hong Kong. The HKMA is responsible for supervising compliance with the provisions of the Banking Ordinance. The Banking Ordinance gives power to the Chief Executive of Hong Kong to give directions to the HKMA and the Financial Secretary with respect to the exercise of their respective functions under the Banking Ordinance.

     The HKMA has responsibility for authorising banks, and has discretion to attach conditions to its authorisation. The HKMA requires that banks or their holding companies file regular prudential returns, and holds regular discussions with the management of the banks to review their operations. The HKMA may also conduct ‘on site’ examinations of banks, and in the case of banks incorporated in Hong Kong, of any local and overseas branches and subsidiaries. The HKMA requires all authorised institutions to have adequate systems of internal control and requires the institutions’ external auditors, upon request, to report on those systems and other matters such as the accuracy of information provided to the HKMA. In addition, the HKMA may from time to time conduct tripartite discussions with banks and their external auditors.

     The HKMA, which may deny the acquisition of voting power of over 10 per cent in a bank, and may attach conditions to its approval thereof, can effectively control changes in the ownership and control of Hong Kong-incorporated financial institutions. In addition, the HKMA has the power to

Back to Contents

H S B C   H O L D I N G S   P L C

Governance, Regulation and Supervision (continued)

divest controlling interests in a bank from persons if they are no longer deemed to be fit and proper, if they may otherwise threaten the interests of depositors or potential depositors, or if they have contravened any conditions specified by the HKMA.

The HKMA may revoke authorisation in the event of an institution’s non-compliance with the provisions of the Banking Ordinance. These provisions require, among other things, the furnishing of accurate reports.

The Banking Ordinance requires that banks submit to the HKMA certain returns and other information and establishes certain minimum standards and ratios relating to capital adequacy (see below), liquidity, capitalisation, limitations on shareholdings, exposure to any one customer, unsecured advances to persons affiliated with the bank and holdings of interests in land, with which banks must comply.

     Hong Kong fully implemented the capital adequacy standards established by the 1988 Basel Capital Accord. The Banking Ordinance currently provides that banks incorporated in Hong Kong maintain a capital adequacy ratio (calculated as the ratio, expressed as a percentage, of the bank's capital base to its risk-weighted exposure) of at least 8 per cent. For banks with subsidiaries, the HKMA is empowered to require that the ratio be calculated on a consolidated basis, or on both consolidated and unconsolidated bases. If circumstances require, the HKMA is empowered to increase the minimum capital adequacy ratio (to up to 16 per cent), after consultation with the bank.

The HKMA is in the process of establishing a Deposit Protection Scheme for banks in Hong Kong. It is expected that this will be launched in 2006.

     The marketing of, dealing in and provision of advice and asset management services in relation to securities in Hong Kong are subject to the provisions of the Securities and Futures Ordinance of Hong Kong (Chapter 571) (the ‘Securities and Futures Ordinance’). Entities engaging in activities regulated by the Securities and Futures Ordinance are required to be licensed. The HKMA is the primary regulator for banks involved in the securities business, while the Securities and Futures Commission is the regulator for non-banking entities.

US regulation and supervision

HSBC is subject to extensive federal and state supervision and regulation in the US. Banking laws and regulations of the Federal Reserve Board, the Federal Deposit Insurance Corporation (‘FDIC’) and

the Office of the Comptroller of the Currency (‘OCC’) govern many aspects of HSBC’s US business.

     HSBC and its US operations are subject to supervision, regulation and examination by the Federal Reserve Board because HSBC is a ‘bank holding company’ under the US Bank Holding Company Act of 1956 (the ‘BHCA’) as a result of its ownership of HSBC Bank USA. HSBC Bank USA is a nationally chartered commercial bank and a member of the Federal Reserve System. HSBC Bank USA is the surviving institution of the 1 July 2004 merger of HSBC Bank USA and HSBC Bank & Trust (Delaware) N.A. HSBC also owns HSBC Bank Nevada, N.A. (‘HSBC Bank Nevada’), a nationally chartered ‘credit card bank’ and HSBC Trust Company (Delaware) NA (‘HSBC Bank Delaware’), a nationally chartered bank limited to trust activities, each of which is also a member of the Federal Reserve System. Each of HSBC Bank USA, HSBC Bank Nevada and HSBC Bank Delaware is subject to regulation, supervision and examination by the OCC. The deposits of HSBC Bank USA and HSBC Bank Nevada are insured by the FDIC and both banks are subject to relevant FDIC regulation. On 1 January 2004, HSBC formed a new company to hold all of its North American operations, including these two banks. This company, called HSBC North America Holdings Inc. (‘HNAH’) is also a ‘bank holding company’ under the BHCA, by virtue of its ownership and control of HSBC Bank USA.

     The BHCA and the International Banking Act of 1978 impose certain limits and requirements on the US activities and investments of HSBC, HNAH, and certain companies in which they hold direct or indirect investments. HSBC is also a ‘qualifying foreign banking organisation’ under Federal Reserve Board regulations and, as such, may engage within the United States in certain limited non-banking activities and hold certain investments that would otherwise not be permissible under US law. Prior to 13 March 2000, the BHCA generally prohibited HSBC from acquiring, directly or indirectly, ownership or control of more than 5 per cent of the voting shares of any company engaged in the US in activities other than banking and certain activities closely related to banking. On that date HSBC became a financial holding company (‘FHC’) under the Gramm-Leach-Bliley Act amendments to the BHCA, enabling it to offer a more complete line of financial products and services. Upon its formation, HNAH also registered as an FHC. HSBC and HNAH’s ability to engage in expanded financial activities as FHCs depend upon HSBC and HNAH continuing to meet certain criteria set forth in the

Back to Contents

BHCA, including requirements that its US depository institution subsidiaries, HSBC Bank USA, HSBC Bank Nevada and HSBC Bank Delaware, be ‘well-capitalised’ and ‘well-managed’, and that such institutions have achieved at least a satisfactory record in meeting community credit needs during their most recent examinations pursuant to the Community Reinvestment Act. These requirements also apply to Wells Fargo HSBC Trade Bank, N.A., in which HSBC and HNAH have a 20 per cent voting interest in equity capital and a 40 per cent economic interest. Each of these depository institutions achieved at least the required rating during their most recent examinations. At 31 December 2005, HSBC Bank USA, HSBC Bank Nevada, HSBC Bank Delaware and Wells Fargo HSBC Trade Bank, N.A. were each well capitalised and well managed under Federal Reserve Board regulations.

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

     The Federal Deposit Insurance Corporation Improvement Act of 1991 provides for extensive regulation of insured depository institutions (such as HSBC Bank USA, HSBC Bank Nevada and Wells Fargo HSBC Trade Bank, N.A.), including requiring federal banking regulators to take ‘prompt corrective action’ with respect to FDIC-insured banks that do not meet minimum capital requirements.

     HSBC Bank USA, HSBC Bank Nevada and Wells Fargo HSBC Trade Bank, N.A., like other FDIC-insured banks, may be required to pay assessments to the FDIC for deposit insurance under the FDIC’s Bank Insurance Fund. Under the FDIC’s risk-based system for setting deposit insurance assessments, an institution’s assessments vary according to the level of capital an institution holds, its deposit levels and other factors.

     The USA Patriot Act (‘Patriot Act’) imposes significant record keeping and customer identity requirements, expands the US federal government’s powers to freeze or confiscate assets and increases the available penalties that may be assessed against financial institutions for failure to comply with obligations imposed on such institutions to detect, prevent and report money laundering and terrorist financing. Among other things, the Patriot Act requires the US Treasury Secretary to develop and adopt final regulations with regard to the anti-money laundering compliance obligations of financial institutions (a term which, for this purpose, includes insured US depository institutions, US branches and agencies of foreign banks, US broker-dealers and numerous other entities). The US Treasury Secretary delegated certain authority to a bureau of the US Treasury Department known as the Financial Crimes Enforcement Network (‘FinCEN’).

     Many of the anti-money laundering compliance requirements of the Patriot Act, as implemented by FinCEN, are generally consistent with the anti-money laundering compliance obligations previously imposed on the then HSBC Bank USA and Household Bank (now HSBC Bank Nevada) under the Bank Secrecy Act (which was amended in certain respects by the Patriot Act) and applicable regulations. These include requirements to adopt and implement an anti-money laundering programme, report suspicious transactions and implement due diligence procedures for certain correspondent and private banking accounts. Certain other specific requirements under the Patriot Act involve new compliance obligations. The passage of the Patriot Act and other recent events have resulted in heightened scrutiny of the Bank Secrecy Act and anti-money laundering compliance by federal and state bank examiners. On 30 April 2003 the then HSBC Bank USA entered into a written agreement with the Federal Reserve Bank of New York and the New York State Banking Department to enhance its compliance with anti-money laundering requirements. HSBC Bank USA implemented certain improvements in its compliance, reporting, and review systems and procedures to

Back to Contents

H S B C   H O L D I N G S   P L C

Governance, Regulation and Supervision (continued)

comply with this agreement. When HSBC Bank USA merged with HSBC Bank & Trust (Delaware) N.A. on 1 July 2004, the OCC made the merger conditional on HSBC Bank USA’s continuing compliance with the requirements of the written agreement. On 6 February 2006, the OCC determined that HSBC Bank USA had satisfied the requirements of the written agreement, and it terminated the agreement.

HSBC’s US consumer finance operations are subject to extensive state-by-state regulation in the US, and to laws relating to consumer protection; (both in general, and in respect of ‘sub-prime’ lending operations, which have been subject to enhanced regulatory scrutiny); discrimination in extending credit; use of credit reports; privacy matters; disclosure of credit terms; and correction of billing errors. They also are subject to regulations and legislation that limit operations in certain jurisdictions. For example, limitations may be placed on the amount of interest or fees that a loan may bear, the amount that may be borrowed, the types of actions that may be taken to collect or foreclose upon delinquent loans or the information about a customer that may be shared. HSBC’s US consumer finance branch lending offices are generally licensed in those jurisdictions in which they operate. Such licences have limited terms but are renewable, and are revocable for cause. Failure to comply with applicable laws and regulations may limit the ability of these licensed lenders to collect or enforce loan agreements made with consumers and may cause the consumer finance lending subsidiary to be liable for damages and penalties.

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

Back to Contents

H S B C H O L D I N G S P L C

Description of Property

At 31 December 2005, HSBC operated from some 9,800 operational properties worldwide, of which approximately 3,300 were located in Europe, 600 in Hong Kong and the Rest of Asia-Pacific, 4,000 in North America (including 1,600 in Mexico) and 1,900 in South America. These properties had an area of approximately 63.8 million square feet (2004: 62.2 million square feet).

     In addition, properties with a net book value of US$2,170 million were held for investment purposes. Of the total net book value of HSBC properties, more than 80 per cent were owned or held under long-term leases. Further details are included in Note 23 on the Financial Statements.

     HSBC’s properties are stated at cost, being historical cost or fair value at the date of transition to IFRSs (their deemed cost) less any impairment losses, and are depreciated on a basis calculated to write off the assets over their estimated useful lives.

Legal Proceedings

HSBC is named in and is defending legal actions in various jurisdictions arising out of its normal business operations. None of the above proceedings is regarded as material litigation.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review

Summary

	Year ended 31 December

	2005	2004
	US$m	US$m
Interest income	60,094	50,471
Interest expense	(28,760)	(19,372)
Net interest income	31,334	31,099
Fee income	17,486	15,902
Fee expense	(3,030)	(2,954)
Net fee income	14,456	12,948
Trading income excluding net interest income	3,656	2,786
Net interest income on trading activities	2,208	–
Net trading income[1]	5,864	2,786
Net income from financial instruments designated at fair value	1,034	–
Net investment income on assets backing policyholders’ liabilities	–	1,012
Gains less losses from financial investments	692	540
Dividend income	155	622
Net earned insurance premiums	5,436	5,368
Other operating income	2,733	1,613

Total operating income	61,704	55,988
Net insurance claims incurred and movement in policyholders’ liabilities	(4,067)	(4,635)

Net operating income before loan impairment charges and other credit risk provisions	57,637	51,353
Loan impairment charges and other credit risk provisions	(7,801)	(6,191)

Net operating income	49,836	45,162

Employee compensation and benefits	(16,145)	(14,523)
General and administrative expenses	(11,183)	(9,739)
Depreciation of property, plant and equipment	(1,632)	(1,731)
Amortisation of intangible assets	(554)	(494)

Total operating expenses	(29,514)	(26,487)

Operating profit	20,322	18,675
Share of profit in associates and joint ventures	644	268

Profit before tax	20,966	18,943
Tax expense	(5,093)	(4,685)

Profit for the year	15,873	14,258

Profit attributable to shareholders of the parent company	15,081	12,918
Profit attributable to minority interests	792	1,340

1	‘Net trading income’ comprises all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading, together with related external interest income, interest expense and dividend income. The 2004 comparative figure does not include interest income and interest expense on trading assets and liabilities except for trading derivatives, nor does it include dividend income on trading assets.

HSBC made a profit before tax of US$20,966 million, a rise of US$2,023 million or 11 per cent compared with 2004. Of this increase, US$267 million was attributable to additional contributions of ten and two months from M&S Money and Bank of Bermuda respectively, one month’s contribution from Metris, and the first full year effect of HSBC’s investments in Bank of Communications and Industrial Bank.

     As a result of the transition to full IFRSs, the format of the income statement has changed. In particular, US$685 million of what would, in the past, have been included in non-equity minority interest, has moved within the income statement and is classified as ‘Interest expense’ in 2005, rather than ‘Profit attributable to minority interests’. As the applicable IFRSs requiring these changes only came into effect from 1 January 2005, the comparative 2004 figures are presented on the previous basis.

     On an underlying basis, which is described on page 4, profit before tax increased by 13 per cent.

Back to Contents

     Total operating income of US$61,704 million was US$5,716 million or 10 per cent higher than in 2004. On an underlying basis, total operating income also rose by 10 per cent. This reflected organic lending growth in all regions and expansion in transactional banking revenues from increased trade, funds under management, administration and custody activities. Strong growth was also seen in fixed income and credit trading. Operating income performance was well spread geographically with particularly strong growth in HSBC’s operations in South America, the Middle East and the Rest of Asia-Pacific.

     Loan impairment and other credit risk provisions as a percentage of gross average advances to customers was moderately higher in 2005 at 1.16 per cent than in 2004, 0.99 per cent. There was also a small rise in the percentage ratio of new loan impairment charges to gross average advances to customers from 1.41 in 2004 to 1.50 in 2005. The charge of US$7,801 million was US$1,610 million or 26 per cent higher than in 2004 and on an underlying basis 23 per cent higher. Of this increase, approximately half was driven by growth in lending, with the remainder attributable to the higher rate of new provisions and the non-recurrence of general provision releases benefiting 2004. Underlying credit conditions in the UK were adversely affected by slower economic growth and changes in bankruptcy legislation. This was offset by improved credit experience in the US, notwithstanding the impact of Hurricane Katrina and an acceleration of bankruptcy filings ahead of legislative changes in the fourth quarter of 2005. In Brazil, HSBC also experienced higher charges as increased credit availability, particularly in the consumer segment, led to over-indebtedness.

     Total operating expenses of US$29,514 million were US$3,027 million or 11 per cent higher than in 2004, 9 per cent higher on an underlying basis. Much of the growth reflected investment to expand the Group’s geographic presence and adding product expertise and sales support. This expansion was most marked in Personal Financial Services in the Rest of Asia-Pacific and in Corporate, Investment Banking and Markets, where investment spend peaked during 2005. In addition, business expansion in Mexico, the Middle East and South America contributed to cost growth.

     Productivity improvements achieved in the UK and Hong Kong allowed the Group to continue building its Personal Financial Services and Commercial Banking businesses in the Rest of Asia-Pacific, and expanding its capabilities in Corporate, Investment Banking and Markets, without deterioration in the Group’s cost efficiency ratio. In the UK, the focus on improving utilisation of the existing infrastructure led to broadly flat costs in Personal Financial Services and Commercial Banking compared with underlying combined revenue growth of 10 per cent.

     HSBC’s cost efficiency ratio, which is calculated as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions, improved slightly to 51.2 per cent in 2005 from 51.6 per cent in 2004.

     HSBC’s share of profit in associates and joint ventures increased by US$376 million, boosted by full year contributions from Bank of Communications and Industrial Bank in mainland China, and increased income from The Saudi British Bank, which reported a record performance on the back of a vibrant economy and a strong oil price.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Net interest income

	Year ended 31 December

	2005		2004
	US$m	%	US$m	%
By geographical region
Europe	8,221	26.2	9,098	29.3
Hong Kong	4,064	13.0	3,638	11.7
Rest of Asia-Pacific	2,412	7.7	2,060	6.6
North America	14,887	47.5	14,993	48.2
South America	1,750	5.6	1,310	4.2

Net interest income[1]	31,334	100.0	31,099	100.0

	Year ended 31 December

	2005	2004
	US$m	US$m
Net interest income[1]	31,334	31,099
Average interest-earning assets	999,421	976,387
Gross interest yield (per cent)[2]	6.01	5.17
Net interest spread (per cent)[3]	2.84	2.97
Net interest margin (per cent)[4]	3.14	3.19

1	‘Net interest income’ in 2005 comprises interest income less interest expense on financial assets and liabilities which is not recognised as part of ‘Net trading income’ or ‘Net income earned from financial instruments designated at fair value’. In 2004, all interest income and expense was included within ‘Net interest income’ so these figures are not strictly comparable.
2	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).
3	Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate paid on average interest-bearing funds.
4	Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Net interest income of US$31,334 million was US$235 million, or 1 per cent, higher than in 2004.

     Under IFRSs, HSBC’s presentation of net interest income in 2005 was particularly affected by:

•	the reclassification of certain preference dividends within non-equity minority interests as interest expense;

•	the inclusion of certain loan origination fees and expenses as part of an effective interest rate calculation instead of being recognised in full on inception of the loan; and

•	external interest income and expense on trading assets and liabilities now included within ‘Net trading income’.

     Adjusting for these changes and on an underlying basis, net interest income increased by 12 per cent. The commentary that follows is on this basis.

     The benefit of strong growth in interest-earning assets globally more than offset the effect of spread compression from flattening yield curves in the major currencies. This latter phenomenon reduced opportunities for HSBC’s treasury operations to enhance margin by placing the Group’s surplus liquidity longer term than the behaviouralised deposit funding base. In addition, short-term interest rate rises in the US reduced spreads on consumer finance loans.

     In Europe, higher personal and commercial lending and increased deposit balances led to a 12 per cent increase in net interest income. UK Personal Financial Services balances grew strongly in mortgages, unsecured lending and cards, mainly funded by a 12 per cent increase in deposit and savings balances. In Turkey, card balances grew from increased marketing and working with HSBC’s retail partners. Spreads tightened on UK personal lending, reflecting the introduction of preferential pricing for lower-risk and higher-value customers, and on savings, due to better pricing for customers. In Commercial Banking in the UK, lending and overdraft balances increased by 23 per cent, with growth particularly strong in the property, distribution and services sectors. Deposit balances grew by 11 per cent, partly from keen pricing, though this reduced deposit spreads. Yields on UK corporate lending, which were lower largely as a result of competitive pressure, were only partly offset by higher loan balances, while lower treasury income reflected the effect of rising short-term rates and flattening yield curves on balance sheet management revenues.

     In North America, net interest income increased by 6 per cent. Growth in mortgage, card and unsecured personal lending balances was strong, offsetting spread contraction as the cost of funds rose with progressive interest rate rises. Core deposit growth benefited from expansion of the branch

Back to Contents

network and the launch of new savings products, including an online savings product which attracted a significant number of new customers. Treasury income from balance sheet management within Corporate, Investment Banking and Markets diminished as the rise in short-term interest rates limited opportunities to profit from placing the liquidity generated from core banking operations over extended periods.

     In Hong Kong, net interest income rose by 17 per cent. Rising interest rates reinvigorated demand for traditional savings products, driving increases in personal and commercial savings balances. Coupled with the rise in deposit spreads, which increased in line with interest rates, this led to a sharp rise in net interest income. Mortgage spreads, however, contracted, as the gradual increase in yields during the year, in line with higher rates, was more than offset by rising funding costs. There was little net new lending for residential mortgages as interest rate rises cooled the residential property market in the second half of 2005. Economic growth in mainland China boosted commercial lending to the trade and manufacturing sectors, and property lending also increased. Treasury income remained under pressure, with rising short-term interest rates and a flat yield curve providing limited opportunities to profitably deploy surplus liquidity and increasing funding costs.

     In the Rest of Asia-Pacific, net interest income increased by 24 per cent, reflecting business expansion and favourable economic conditions throughout the region. In the Middle East, buoyant oil-based economies stimulated demand for credit for property and infrastructure projects. Increasing personal and corporate wealth contributed to growth in deposit balances, while interest rate rises led to higher deposit spreads. General economic expansion created demand for consumption credit which boosted credit card lending. For the reasons noted above, treasury income from balance sheet management was weaker.

     In South America, the positive economic environment encouraged growth in personal and commercial lending, particularly in credit cards and vehicle finance, which led to a 35 per cent increase in net interest income. A significant rise in customer acquisition and the development of the Losango customer base in Brazil also contributed.

     Average interest-earning assets increased by US$23 billion, or 2 per cent, compared with 2004. At constant exchange rates, and excluding the US$84.7 billion of trading assets in 2004, average interest-earning assets increased by 11 per cent, reflecting strong growth in mortgages, personal lending and cards globally, and increased lending in Commercial Banking.

     HSBC’s net interest margin was 3.14 per cent in 2005 compared with 3.19 in 2004. For the reasons set out in the opening paragraphs, these figures are not strictly comparable as a result of presentation changes under IFRSs from 1 January 2005.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Net fee income

	Year ended 31 December

	2005		2004
	US$m	%	US$m	%
By geographical region
Europe	6,299	43.6	5,980	46.2
Hong Kong	1,674	11.6	1,703	13.2
Rest of Asia-Pacific	1,340	9.2	1,041	8.0
North America	4,606	31.9	3,765	29.1
South America	537	3.7	459	3.5

Net fee income	14,456	100.0	12,948	100.0

	Year ended 31 December

	2005	2004
	US$m	US$m
Account services	3,132	2,779
Credit facilities[1]	880	1,179
Remittances	396	353
Cards	4,699	3,987
Imports/exports	722	692
Underwriting	274	234
Insurance	1,082	1,001
Mortgage servicing	76	80
Trust income	199	203
Broking income	1,104	943
Global custody	656	564
Maintenance income on operating leases	180	190
Funds under management	1,831	1,479
Unit trusts	388	498
Corporate finance	211	193
Other	1,656	1,527

Total fee income	17,486	15,902
Less: fee expense	(3,030)	(2,954)

Net fee income	14,456	12,948

1	Under IFRSs from 2005, a higher proportion of fees on credit facilities is dealt with as part of an effective interest rate calculation than previously. This change in accounting affects both the timing of fee income recognition and its presentation in the accounts. In accordance with the transition arrangements to IFRSs, the 2004 comparative figure is presented on the old accounting basis.

Net fee income of US$14,456 million was US$1,508 million or 12 per cent higher than in 2004. Under IFRSs, a greater proportion of fees related to the provision of credit facilities is now amortised and accounted for in net interest income as part of an effective interest rate calculation than was the case before 1 January 2005. This resulted in a reduction in reported net fee income of approximately 4 per cent. Excluding this effect and on an underlying basis, growth in net fee income was 14 per cent and the comments that follow are presented on this basis. The principal drivers of this growth were:

•	the increase in card fee income, reflecting strong growth in personal credit card sales across the Group and increased transaction volumes;

•	increased customer numbers, higher transaction volumes, an increase in packaged accounts and the selective management of tariffs led to an 11 per cent increase in account services fees;

•	in Private Banking, the introduction of a wider range of alternative investment products and services generated higher fee income;

•	increased demand for credit among personal and commercial customers drove mortgage and lending fees up by 11 per cent; and

•	rising equity markets and renewed interest in emerging markets led to higher global custody, broking and asset management fees.

     Offsetting these positive trends, after a strong run of growth, fee income from unit trust sales in Hong Kong fell as rising interest rates made traditional deposit products more attractive.

     In Europe, fee income increased by 9 per cent. Higher personal and commercial lending volumes led to a 19 per cent increase in credit fees. Card fee

Back to Contents

income rose by 22 per cent, principally in the UK which benefited from higher customer numbers and greater card utilisation. Account service fees increased by 9 per cent, reflecting increased customer numbers, the launch of a new packaged product in the UK and the introduction of a Small Business Tariff in Commercial Banking. Buoyant equity markets benefited custody fees, which grew as a result of both increased asset values and strong new business volumes. Private Banking fee income was 12 per cent higher than in 2004 following increases in client assets under management and transaction volumes.

     In Hong Kong, net fee income was in line with 2004. Unit trust fees decreased by 42 per cent as Personal Financial Services customers switched to traditional deposit savings and shorter-term investment products. The launch of 173 new open-ended funds established HSBC as the leading investment service provider in Hong Kong. This, together with the successful attraction of client assets in Private Banking, contributed to a rise in income from funds under management. Credit card fee income increased by 18 per cent, reflecting growth in cardholder spending as HSBC strengthened its position as the largest credit card issuer in Hong Kong. In Commercial Banking, net fees increased as trade services, insurance and lending income rose. However, lower Structured Finance revenues led to reduced Corporate, Investment Banking and Markets fees.

     Net fee income in the Rest of Asia-Pacific rose by 28 per cent from higher card transaction volumes and increased account service fees in response to the expansion of the Personal Financial Services business in the region. Rising equity markets, buoyant regional economies and an increase in personal wealth combined with the launch of new products to increase sales of investment products to personal customers. Client assets in Private Banking also grew. Global Transaction Banking revenues increased in line with transaction volumes following investment in 2004 to expand capabilities. Custody fees grew by 29 per cent as a result of improved investor sentiment and rising local equity markets. Trade services income rose by 13 per cent, reflecting strong trade flows.

     In North America, net fee income grew by 21 per cent. Card fee income grew as a result of higher transactions, increased receivables and improvements in the interchange rate, while US mortgage lending fees benefited from lower refinancing prepayments and the consequent release of impairment provisions on mortgage servicing rights. In Mexico, strong growth in the cards base drove higher net fee income and increased transaction volumes delivered higher ATM fees and increased remittance income. Investment banking fees increased in response to HSBC’s success in attracting customers with an expanded range of products.

     Net fee income in South America increased by 23 per cent, principally due to higher card, lending and current account servicing fees. Current account fees benefited from increased customer numbers and tariff increases, while lending fee growth was principally related to higher lending volumes. Card fees increased as a result of higher spending in both Brazil and Argentina.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Net trading income

	Year ended 31 December

	2005		2004
	US$m	%	US$m	%
By geographical region
Europe	3,036	51.7	997	35.8
Hong Kong	546	9.3	659	23.7
Rest of Asia-Pacific	860	14.7	494	17.7
North America	1,013	17.3	582	20.9
South America	409	7.0	54	1.9

Net trading income	5,864	100.0	2,786	100.0

	Year ended 31 December

	2005	2004
	US$m	US$m
Trading activities	3,884	2,786
Net interest income on trading activities	2,208	–
Other trading income
Hedge ineffectiveness:
– on cash flow hedges	(96)	–
– on fair value hedges	14	–
Non-qualifying hedges	(146)	–

Net trading income	5,864	2,786

Net trading income of US$5,864 million rose by 110 per cent against 2004. Under IFRSs, HSBC’s presentation of trading income for 2005 reclassified into trading income external interest income and dividend income on trading assets and interest expense on trading liabilities.

     The external funding of long trading positions is reported separately within ‘Net interest income on trading activities’; in the 2004 comparatives this was included within ‘Interest expense’. The net effect of these adjustments added approximately US$2.9 billion to net trading income.

     In the segmental analysis, both net internal funding and net external interest income on trading activities are reported as ‘Net interest income on trading activities’. The offset on the net internal funding is reported as ‘Net interest income’ within the lending customer group. The resulting ‘Net trading income’ line comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, together with related external interest income and interest expense and dividends received.

     Income from trading activities rose, reflecting positive revenue trends on core products within Global Markets following the investment made in client-facing trading capabilities. In Europe, revenues were boosted from higher volumes through electronic trading platforms and from the expansion of primary dealing activity in European government bond markets. In the US, the benefit of favourable movements on credit spreads was compounded by the non-recurrence of losses experienced in the industrial sector in 2004.

     In Asia, volatility in the value of the Korean won against the US dollar, the introduction of a managed float for Malaysian ringgit and the enhancement of capabilities coupled with greater focus on trading regional currencies in the Middle East all contributed to higher foreign exchange revenues. In Europe, the weakening euro and market volatility following the general election in the UK and the French referendum on the EU constitutional treaty afforded opportunities to increase foreign exchange revenues.

     Derivatives activity grew strongly as structured product capabilities were added in the credit, equity, and interest rate and foreign exchange areas. Further benefit was derived from the greater focus put on client-driven risk management and the investment made in sales and execution expertise in previous years. In accordance with IFRSs, the inception profits on certain derivative transactions are deferred as described in Note 17 on the Financial Statements.

     Further analysis on the trading performance of the Global Markets business is provided in the regional business commentaries on Corporate, Investment Banking and Markets.

Back to Contents

Net income from financial instruments designated at fair value

	Year ended 31 December 2005		At 31 December 2005

	Net income		Assets	Liabilities
	US$m	%	US$m	US$m
By geographical region
Europe	362	35.0	9,077	27,442
Hong Kong	(6)	(0.6)	3,909	3,999
Rest of Asia-Pacific	58	5.6	872	300
North America	434	42.0	–	29,934
South America	186	18.0	1,188	154

Net income from financial instruments designated at fair value	1,034	100.0	15,046	61,829

2005
US$m
Income from assets held to meet liabilities under insurance and investment contracts	1,760
Change in fair value of liabilities to customers under investment contracts	(1,126)
Movement in fair value of HSBC’s long-term debt issued and related derivatives	403
– change in own credit spread on long-term debt	(70)
– other changes in fair value	473
Income from other instruments designated at fair value	(3)

Net income from financial instruments designated at fair value	1,034

HSBC has utilised the ‘Amendment to IAS 39 Financial Instruments: Recognition and Measurement: the Fair Value Option’ with effect from 1 January 2005. HSBC may designate financial instruments at fair value under the option in order to remove or reduce accounting mismatches in measurement or presentation, or where financial instruments are managed and their performance is evaluated on a fair value basis. All income and expense on financial instruments for which the fair value option has been taken is included in this line except for debt securities in issue and related derivatives, where the interest components are shown in interest income.

     HSBC has principally used the fair value designation in the following cases:

•	for certain fixed rate long-term debt issues whose interest rate characteristic has been changed to floating through interest rate swaps as part of a documented interest rate management strategy. Approximately US$51 billion of the Group’s debt issues have been accounted for using the option. The movement in fair value of these debt issues includes the effect of changes in own credit spread and any ineffectiveness in the economic relationship between the related swaps and own debt. Such ineffectiveness arises from the different credit characteristics of the swap and own debt coupled with the sensitivity of the floating leg of the swap to changes in short-term interest rates. In addition, the economic relationship between the swap and own debt can be affected by relative movements in market factors, such as bond and swap rates, and the relative bond and swap rates at inception. The size and direction of the accounting consequences of changes in own credit spread and ineffectiveness can be volatile from period to period, but do not alter the cash flows envisaged as part of the documented interest rate management strategy;

•	certain financial assets held by insurance operations and managed at fair value to meet liabilities under insurance contracts (approximately US$4 billion of assets); and

•	financial liabilities under investment contracts and the related financial assets, when the change in value of the assets is correlated with the change in value of the liabilities to policyholders (approximately US$8 billion of liabilities and related assets).

     The introduction of the new categories of financial instruments under IAS 39 on 1 January 2005 has led to a change in income statement presentation for the results of HSBC’s life insurance business. In 2005, income from assets designated at fair value and held to meet liabilities under insurance and investment contracts of US$1,760 million is reported under ‘Net income from financial instruments designated at fair value’. In 2004, the corresponding amounts were reported within ‘Net investment income on assets backing policyholders’ liabilities’.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     Income from assets designated at fair value and held to meet liabilities under insurance and investment contracts during 2005 is correlated with increases in liabilities under the related investment and insurance contracts. Under IFRSs, only investment contracts can be designated as financial instruments. Changes in the liability under these contracts, therefore, like the related assets, are included within the heading ‘Net income from financial instruments designated at fair value’. The element of the increase in liabilities under insurance contracts that reflects investment performance is reported separately within ‘Net insurance claims incurred and movements in policyholders’ liabilities’. In 2004, investment income on assets backing policyholder liabilities was offset against the movement in policyholders’ liabilities without distinction between insurance and investment contracts.

Gains less losses from financial investments

	Year ended 31 December

	2005		2004
	US$m	%	US$m	%
By geographical region
Europe	439	63.4	154	28.5
Hong Kong	108	15.6	175	32.4
Rest of Asia-Pacific	18	2.6	17	3.1
North America	88	12.8	160	29.7
South America	39	5.6	34	6.3

Gains less losses from financial investments	692	100.0	540	100.0

	2005	2004
	US$m	US$m
Net gain from disposal of:
– debt securities	138	202
– equity securities	505	296
– other financial investments	7	42

	650	540
Recovery of impairment losses	42	–

Total gains from financial investments	692	540

The net gain of US$692 million from the disposal of available-for-sale financial investments was 28 per cent higher than in 2004. Lower income from the disposal of debt securities was more than compensated for by an increase in gains from the disposal of private equity investments, particularly in HSBC’s European operations.

Back to Contents

Net earned insurance premiums

	Year ended 31 December

	2005		2004
	US$m	%	US$m	%
By geographical region
Europe	1,599	29.4	1,875	34.9
Hong Kong	2,334	42.9	2,247	41.9
Rest of Asia-Pacific	155	2.9	97	1.8
North America	602	11.1	553	10.3
South America	746	13.7	596	11.1

Net earned insurance premiums	5,436	100.0	5,368	100.0

	Year ended 31 December

	2005	2004
	US$m	US$m
Gross insurance premium income	6,152	6,022
Reinsurance premiums	(716)	(654)

Net earned insurance premiums	5,436	5,368

Net earned insurance premiums of US$5,436 million increased by US$68 million compared with 2004. On an underlying basis, net earned insurance premiums were in line with 2004.

     Under IFRSs, in 2005 there were changes in the presentation of certain aspects of HSBC’s insurance business, which are now treated as liabilities under investment contracts. Investment income from these products is now reported as ‘Net income from financial investments designated at fair value’. Income that was previously reported as ‘Net earned insurance premiums’ is now taken directly to the balance sheet as customer liabilities, with a corresponding movement in net insurance claims. Net insurance claims have fallen to a greater extent than premium income, due to the additional impact of the reclassification of the fair value movement in respect of liabilities under investment contracts.

     The commentary that follows excludes the presentational changes discussed above, and is on an underlying basis.

     Higher premium income in Europe was due to an increased uptake of creditor protection products in the UK.

     The increase in premiums in Hong Kong reflected HSBC’s continued emphasis on the growth and development of its insurance proposition. Higher volumes of life assurance new business were directly driven by the launch of new endowment products, augmented by HSBC’s leading position in online personal insurance provision. In addition, greater demand for private medical insurance products was driven by the public response to government deliberation over reforms to healthcare financing. Investment in HSBC’s insurance business included the establishment of a new Commercial Banking insurance division in October, which positively contributed to higher volumes of new business.

     In the Rest of Asia-Pacific, the increase in premiums was mainly attributable to growth in the number of personal insurance policies, resulting from an expansion of HSBC’s insurance operations in the region.

     In North America, increased cross-sales of insurance products through the branch network, combined with strong sales of other personal insurance-related products, resulted in an increase in net earned insurance premiums.

     On an underlying basis, net earned insurance premiums in South America were broadly in line with 2004.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Other operating income

	Year ended 31 December

	2005		2004
	US$m	%	US$m	%
By geographical region
Europe	1,603	43.7	1,175	52.4
Hong Kong	805	21.9	536	23.9
Rest of Asia-Pacific	335	9.1	146	6.5
North America	740	20.2	359	16.0
South America	188	5.1	28	1.2

	3,671	100.0	2,244	100.0

Intra-HSBC elimination	(938)		(631)

Other operating income	2,733		1,613

	Year ended 31 December

	2005	2004
	US$m	US$m
Rent received	859	793
Gain/(loss) on disposal of assets held for resale	11	(93)
Valuation gains on investment properties	201	99
Gain on disposal of property, plant and equipment, and non-financial investments	703	267
Gain on disposal of operating leases	26	–
Change in present value of in-force long-term insurance business	40	71
Other	893	476

Other operating income	2,733	1,613

Other operating income of US$2,733 million was US$1,120 million higher than in 2004. On an underlying basis, other operating income grew by 69 per cent.

     The commentary that follows is on an underlying basis.

     In Europe, the increase in other operating income was largely driven by increased rental income on the leasing of train rolling stock, higher disposals of assets and a number of private equity realisations.

     In Hong Kong, higher other operating income was driven mainly by an increase in market value of the investment property portfolio and the disposal of a leasehold residential property. HSBC’s investment properties are located principally in Hong Kong. Under IFRSs, valuation movements on investment properties are reflected in the income statement rather than through revaluation reserves. Within Hong Kong, the commercial property sector enjoyed good growth as the economy grew and vacant space fell markedly with a corresponding rise in rents.

     The increase in other operating income in the Rest of Asia-Pacific was, in part, due to gains realised on the sale of the Group’s asset management operations in Australia.

     Other operating income in North America doubled, in part due to improved revenues from the sale of consumer real estate owned assets, higher rental income and disposals of property, plant and equipment.

     In South America, other operating income increased by US$160 million, primarily as a result of the sale of the insurance underwriter HSBC Seguros de Automoveis e Bens Limitada in Brazil, and the receipt of compensation and coverage bonds in Argentina.

     HSBC’s rental income mainly arose from leasing in the UK. Europe accounted for 80 per cent of total rental income; the remainder was attributable to North America and Hong Kong.

     The increase in the ‘Other’ caption was partly due to the receipt of non-core income in Mexico from the distribution of third-party products through the HSBC network. Higher ‘Other’ income in South America reflected the receipt of compensation and coverage bonds in Argentina and increased revenues from ‘capitalisation’ products in Brazil.

Back to Contents

Net insurance claims incurred and movement in policyholders’ liabilities

	Year ended 31 December

	2005		2004
	US$m	%	US$m	%
By geographical region
Europe	818	20.1	1,628	35.1
Hong Kong	2,059	50.6	2,154	46.5
Rest of Asia-Pacific	166	4.1	82	1.8
North America	333	8.2	312	6.7
South America	691	17.0	459	9.9

Net insurance claims incurred and movement in policyholders’ liabilities	4,067	100.0	4,635	100.0

	Year ended 31 December

	2005	2004
	US$m	US$m
Gross insurance claims and movement in policyholders’ liabilities	4,153	5,220
Reinsurers’ share of claims incurred and movement in policyholders’ liabilities	(86)	(585)

Net insurance claims incurred and movement in policyholders’ liabilities	4,067	4,635

Net insurance claims incurred and movement in policyholders’ liabilities of US$4,067 million decreased by 12 per cent compared with 2004. On an underlying basis, net insurance claims incurred decreased by 13 per cent.

     As with net earned insurance premiums, the primary reason for the reduction was the required reclassification under IFRSs in 2005 of policyholders’ liabilities in respect of long term insurance contracts which were reclassified as ‘Liabilities to customers under investment contracts’. As a consequence, reported net insurance claims incurred and movement in policyholders’ liabilities have reduced.

     The majority of HSBC’s non-life insurance business largely relates to the provision of personal insurance products. Minimal impact from hurricane damage in the US and a lack of significant claims events during 2005 resulted in a relatively stable claims experience, augmented by negligible prior-year reserve development in respect of 2004.

     Excluding the effect of the above reclassification, the most significant reduction in net claims occurred in Europe, due to the effect of revised actuarial valuations of existing life insurance policies in the UK life operation.

     The reinsurers’ share of claims incurred and movement in policyholder liabilities in 2004 included the renegotiation of a reinsurance treaty in the UK life operation, in which a greater proportion of risk was transferred to the reinsurer. The subsequent implementation of a revised liability valuation system in 2005 reduced the amount of reserves held for liabilities in respect of income protection products, bringing additional benefits in terms of capital efficiency of the UK life operation.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Loan impairment charges and other credit risk provisions

	Year ended 31 December

	2005		2004
	US$m	%	US$m	%
By geographical region
Europe	1,929	24.7	1,033	16.8
Hong Kong	146	1.9	(220)	(3.6)
Rest of Asia-Pacific	134	1.7	89	1.4
North America	5,038	64.6	5,022	81.1
South America	554	7.1	267	4.3

Total loan impairment charges and other credit risk provisions	7,801	100.0	6,191	100.0

	Year ended 31 December

	2005	2004
	US$m	US$m
Loan impairment charges[1]
New allowances	10,140	8,873
Reversal of allowances no longer required	(1,786)	(1,267)
Recoveries of amounts previously written off	(494)	(913)

	7,860	6,693
Individually assessed allowances	518	–
Collectively assessed allowances	7,342	–
General provisions	–	(498)
Other credit risk provisions	(59)	(4)

Total loan impairment charges and other credit risk provisions	7,801	6,191

Customer impaired loans	11,446	12,427
Customer loan impairment allowances	11,357	12,542

1	Loan impairment charges in 2004 refer to specific provisions.

During 2005, the underlying growth in customer lending excluding loans to the financial sector and the impact of grossing adjustments required from 1 January 2005 under IFRSs, was 12 per cent. Personal lending accounted for 63 per cent of this increase, principally in mortgages, credit cards and other personal lending products. At 31 December 2005, personal lending accounted for 56 per cent of the customer loan portfolio, in line with 2004. The proportion of the portfolio attributable to corporate and commercial lending was augmented by the IFRSs adjustment noted above. Residential mortgages comprised 56 per cent of the personal lending portfolio.

     The charge for loan impairment adjusts the balance sheet allowance for loan impairment to the level that management deems adequate to absorb actual and inherent losses in the Group’s loan portfolios. The majority of the Group’s loan impairment charges are determined on a portfolio basis, employing statistical calculations using roll rate methodologies. The total charge for loan impairment and other credit risk provisions in 2005 was US$7,801 million compared with a total charge of US$6,191 million in 2004, a rise of 26 per cent. This reflected:

•	underlying growth in lending of 12 per cent;

•	a weakening credit environment in the UK and Brazil but an improved credit experience in the US; and

•	the non-recurrence of the 2004 net release of general provision of US$498 million.

     In the US, the underlying trend in loan impairment charges was favourable compared with 2004, notwithstanding the negative effect on loan impairment charges of Hurricane Katrina and a surge in personal bankruptcies in October ahead of new legislation making such declarations more onerous. This was due to a change in portfolio mix towards higher quality lending and a positive economic environment.

     In the UK, credit costs rose following an expansion in personal lending, which was accompanied by an increase in delinquencies as the economy slowed during 2005. This was evidenced by rising personal bankruptcy, caused in part by legislative changes which facilitated debt reconstruction procedures, an increase in unemployment and higher levels of personal debt. In Hong Kong, the credit environment remained benign, with falling bankruptcies contributing to a modest reduction in loan impairment allowances in the personal sector. A fall in releases in the corporate

Back to Contents

sector, however, contributed to a modest charge for loan impairment as compared with a net release in 2004. In the Rest of Asia-Pacific, continuing releases and recoveries partly offset the impact of lending growth in the region. Higher charges in the personal sector in Brazil followed intense competitive pressure in the consumer segment, where significant increases in the availability of credit led to customers becoming over-indebted.

     The aggregate customer loan impairment allowances at 31 December 2005 of US$11,357 million represented 1.5 per cent of gross customer advances (net of reverse repos, settlement accounts and netting) compared with 2.0 per cent at

31 December 2004. As in 2004, HSBC’s cross-border exposures did not necessitate significant allowances.

     Impaired loans to customers were US$11,446 million at 31 December 2005 compared with US$12,427 million at 31 December 2004, largely reflecting the write-off of impaired loans against the provisions held in respect of these loans. At constant exchange rates, impaired loans were 3 per cent lower than 2004 compared with underlying lending growth (excluding lending to the financial sector and settlement accounts) of 12 per cent.

Operating expenses

	Year ended 31 December

	2005		2004
	US$m	%	US$m	%
By geographical region
Europe	12,639	41.4	12,028	44.4
Hong Kong	2,867	9.4	2,558	9.4
Rest of Asia-Pacific	2,762	9.1	2,087	7.7
North America	10,217	33.6	9,032	33.3
South America	1,967	6.5	1,413	5.2

	30,452	100.0	27,118	100.0

Intra-HSBC elimination	(938)		(631)

Total operating expenses	29,514		26,487

	Year ended 31 December

	2005	2004
	US$m	US$m
By expense category
Employee compensation and benefits	16,145	14,523
Premises and equipment (excluding depreciation)	2,977	2,615
General and administrative expenses	8,206	7,124

Administrative expenses	27,328	24,262
Depreciation of property, plant and equipment	1,632	1,731
Amortisation of intangible assets[1]	554	494

Total operating expenses	29,514	26,487

	At 31 December

	2005	2004
Staff numbers (full-time equivalent)
Europe	77,755	74,861
Hong Kong	25,931	25,552
Rest of Asia-Pacific	55,577	41,031
North America	75,926	69,781
South America	33,282	32,108

Total staff numbers	268,471	243,333

1	Intangible asset amortisation comprises the expensing through the income statement of purchased intangibles such as mortgage servicing rights and customer/merchant relationships and amounts allocated to intangible assets on the fair valuation of assets within acquired business combinations. This latter category principally includes customer relationships.

Operating expenses of US$29,514 million were US$3,027 million, or 11 per cent, higher than in 2004. On an underlying basis, cost growth was 9 per cent, trailing net operating income growth before

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

impairment charges by 3 percentage points. This resulted in a slight improvement in the cost efficiency ratio to 51 per cent. The three main drivers of cost growth were as follows:

•	volume expansion in many markets drove both revenue and costs. In Personal Financial Services and Commercial Banking, business expansion drove cost growth of 6 per cent and 4 per cent respectively, though this was exceeded by growth in net operating income before loan impairment charges of 11 per cent and 15 per cent respectively. In Mexico, Turkey and Brazil, cost increases contributed over half of the overall increase, but were significantly exceeded by income growth;

•	HSBC continued to improve productivity in mature markets. In the UK, reorganisations in Personal Financial Services and Commercial Banking in 2004 resulted, in aggregate, in broadly flat costs compared with growth of 10 per cent in net operating income before loan impairment charges. This was delivered through greater utilisation of direct channels, improved training and increased incentives. In Hong Kong, the promotion of cost-efficient delivery channels and greater utilisation of the Group Service Centres contributed to a 6 percentage point improvement in the cost efficiency ratios in Personal Financial Services and Commercial Banking; and

•	following a number of senior hires in 2004 in Corporate, Investment Banking and Markets, subsequent investment was focused on operations and technology, to support revenue growth. Non-staff costs increased by 23 per cent in 2005, with staff costs growing by 14 per cent.The rate of cost growth peaked during the year and the cost efficiency ratio was 2 percentage points better in the second half of the year than the first half, as net operating income before loan impairment charges grew faster than costs.

     The following points are also of note. In Europe, costs included the rebranding of the Group’s operations in France, the refurbishment of 60 UK branches and increased marketing costs. These increases were offset by lower costs in Commercial Banking in the UK following restructuring activity in 2004. Costs in Corporate, Investment Banking and Markets increased by 9 per cent, reflecting increased staff numbers and investments in technology and infrastructure.

     In Hong Kong, higher operating expenses reflected business expansion in Corporate, Investment Banking and Markets, supported by increased staff in the investment banking division and the recruitment of senior relationship managers. This was partly offset by the effect of branch restructuring and increased utilisation of the Group Service Centres in Personal Financial Services, which led to a 4 per cent fall in branch headcount.

     Underlying operating expenses in the Rest of Asia-Pacific increased by 31 per cent, reflecting investment in broadening the customer base and the distribution platform. HSBC’s branch network was extended in mainland China, South Korea, and India and additional sales and support staff were recruited in Personal Financial Services and Commercial Banking. Staff numbers also increased in response to the migration of call centre activities to the Group Service Centres in the region. Growth initiatives required investment in infrastructure and technology, and accordingly non-staff costs increased by 39 per cent.

     In North America, costs bore a particularly large share of the investment in Corporate, Investment Banking and Markets, reflecting HSBC’s commitment to growing its presence in the region. Costs also reflected the expansion of the network, with the opening of 27 new branches in 2005 and the launch of HSBC’s on-line savings account in the US.

     HSBC’s South American operations reported a 17 per cent increase in operating expenses on an underlying basis, partly as a result of higher average staff numbers following the acquisition of consumer finance businesses in 2004. Marketing costs rose following a number of high profile campaigns in 2005, while transactional taxes and incentive payments grew as a direct consequence of higher income.

     Productivity improvements and strong disposal gains allowed HSBC to substantially complete its investment in Corporate, Investment Banking and Markets without any deterioration in the Group’s cost efficiency ratio.

Back to Contents

Cost efficiency ratios

	Year ended 31 December

	2005	2004
	%	%
HSBC	51.2	51.6
Personal Financial Services	48.7	50.1
Europe	58.2	65.7
Hong Kong	33.3	39.2
Rest of Asia-Pacific	72.3	70.8
North America	42.8	41.9
South America	66.6	72.5
Commercial Banking	45.5	50.0
Europe	49.9	55.2
Hong Kong	27.2	33.7
Rest of Asia-Pacific	43.8	42.7
North America	45.9	48.3
South America	60.5	62.9

HSBC’s cost efficiency ratio on an underlying basis improved from 52.4 per cent to 51.2 per cent. This was mainly attributable to improvements in productivity in Personal Financial Services and Commercial Banking, as illustrated in the tables set out above. The deterioration in cost efficiency ratios in the Rest of Asia-Pacific reflected continuing investment to expand HSBC’s presence within the region.

Asset deployment

	At 31 December

	2005		2004
	US$m	%	US$m	%
Loans and advances to customers	740,002	49.7	672,891	53.2
Loans and advances to banks	125,965	8.5	143,449	11.3
Trading assets	232,909	15.6	122,160	9.6
Financial investments	182,342	12.2	185,332	14.6
Derivatives	73,928	5.0	32,190	2.5
Goodwill and intangible assets	33,200	2.2	34,495	2.7
Other	101,070	6.8	77,579	6.1

	1,489,416	100.0	1,268,096	100.0

Hong Kong Government certificates of indebtedness	12,554		11,878

	1,501,970		1,279,974

Loans and advances to customers include:
– reverse repos	14,610		29,346
– settlement accounts	2,142		13,819
Loans and advances to banks include:
– reverse repos	24,754		36,543
– settlement accounts	2,669		6,086

HSBC’s total assets (excluding Hong Kong Government certificates of indebtedness) at 31 December 2005 were US$1,489.4 billion, an increase of US$221.3 billion or 17 per cent since 31 December 2004. Acquisitions, including Metris in the US, added just over US$6 billion to total assets. The accounting effect of the adjustments required under IFRSs from 1 January 2005 added a further US$89.8 billion, to which the largest single contributor was the grossing up of certain customer lending and current account relationships in the UK, mainly in Corporate, Investment Banking and Markets, which would previously have been offset in reported loans and advances and customer accounts. At 31 December 2005, this grossing change resulted in a US$44.2 billion increase in customer loans and advances. At constant exchange rates and excluding these changes, total assets grew by 17 per cent.

     At 31 December 2005, HSBC’s balance sheet remained highly liquid. The proportion of assets

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

deployed in customer advances fell to 50 per cent, largely due to expansion of the fixed income business and the reclassification of certain financial instruments to ‘Trading assets’. Customer advances increased by 10 per cent, driven by lending to finance consumer spending, mortgage financing and cards. These were areas in which HSBC grew market share, particularly through competitive pricing and marketing initiatives in parts of Asia-Pacific, the UK and the US. Growth in corporate lending was concentrated in Commercial Banking, and largely reflected trade financing, project finance in the Middle East and expansion of the customer base in the UK, particularly in the property, distribution and services sectors. At constant exchange rates and excluding the grossing change mentioned above, net loans and advances to customers grew by 10 per cent in 2005, of which acquisitions represented 1 per cent, or US$5.3 billion.

     At 31 December 2005, assets held by HSBC as custodian amounted to US$3,242 billion, 15 per cent higher than the US$2,819 billion held at 31 December 2004. At constant exchange rates, growth was 22 per cent. Custody is the safekeeping and administration of securities and financial instruments on behalf of others.

     Complementing this is HSBC’s funds under administration business. At 31 December 2005, the value of funds held under administration by the Group amounted to US$779 billion, 28 per cent higher than the US$610 billion held at 31 December 2004. At constant exchange rates, growth was 37 per cent.

Trading assets and financial investments

Trading assets principally consist of debt and equity instruments acquired for the purpose of benefiting from short-term price movements. Securities classified as held-for-trading are carried in the balance sheet at fair value with movements in fair value reflected within the income statement.

     Trading assets of US$232.9 billion were 91 per cent higher than at 31 December 2004. This increase was primarily driven by the reclassification of certain financial instruments from loans and advances to ‘Trading assets’, coupled with the expansion of the fixed income platform in Global Markets.

     Financial investments include debt and equity instruments that are classified as available-for-sale or, to a very small extent, held to maturity. The available-for-sale investments essentially represent the deployment of the Group’s surplus deposits and may be disposed of either to manage liquidity or in response to reinvestment opportunities arising from favourable movements in economic indicators, such as interest rates, foreign exchange rates and equity prices. They are carried at fair value with unrealised gains and losses from movements thereon reported in equity until disposal. On disposal, the accumulated unrealised gain or loss is recognised through the income statement and reported as ‘Gains less losses from financial investments’.

     Financial investments of US$182.3 billion were broadly in line with the balance at 31 December 2004. Unrealised gains included in the valuation of equities amounted to US$1.1 billion.

Funds under management

Funds under management of US$561 billion were US$85 billion, or 18 per cent, higher than at 31 December 2004. Growth reflected strong inflows of net new money and good investment performances in both Group Investment Businesses and Private Banking, partly offset by the translation effect of the strengthening US dollar on sterling and euro-denominated funds.

     In Group Investment Businesses, net new money trebled to US$33 billion compared with the previous year. Included in this, HSBC’s Sinopia subsidiary in France grew funds under management by 35 per cent, particularly in alternative funds. HSBC continues to manage some of the world’s largest active equity funds investing in India and China with US$4.7 billion and US$1.9 billion of assets, respectively, at the end of 2005. In Private Banking, increased recognition of HSBC in the private banking sector and an expanded product range contributed to strong funds inflows.

At 31 December 2005, HSBC’s Group Investment Businesses, including affiliates, reported funds under management of US$272 billion, and Private Banking reported funds under management of US$202 billion. Other funds under management, of which the main constituent was a corporate trust business in Asia, comprised US$87 billion.

     Client assets, which are a measure of overall Private Banking volumes and include funds under management, cash deposits and fiduciary deposits, rose by 13 per cent to US$282 billion.

Back to Contents

	2005	2004
	US$bn	US$bn
Funds under management
At 1 January	476	386
Net new money	63	64
– Bank of Bermuda	–	22
– Other	63	42
Value change	45	19
Exchange and other	(23)	7

At 31 December	561	476

Economic profit

HSBC’s internal performance measures include economic profit, a calculation which compares the return on financial capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices its cost of capital internally and the difference between that cost and post-tax profit attributable to ordinary shareholders represents the amount of economic profit generated. Economic profit is used by management as a means to decide where to allocate resources so that they will be most productive. In order to concentrate on external factors rather than measurement bases, HSBC emphasises the trend in economic profit within business units rather than absolute amounts. In light of the current levels of world interest rates, and taking into account its geographical and customer group diversification, HSBC believes that its true cost of capital on a consolidated basis is 10 per cent. HSBC plans to continue using this rate until the end of the current five-year strategic plan in 2008 in order to ensure consistency and comparability.

     The effect of adopting IFRSs on the Group’s financial results has been reflected in the derivation of economic profit shown below. Under IFRSs, there is no periodic amortisation charge for goodwill arising on acquisitions. This removes the need for adjustments to post-tax profit for economic profit purposes. In addition, the Group has modified its calculation of economic profit for the following:

•	Unrealised gains and losses on effective cash flow hedges. Gains and losses on the effective hedging of future cash flows essentially reflect the opportunity profit or loss on decisions taken to fix in monetary terms the yield on assets or the cost of liabilities when measured against current market rates. Given that these amounts are ultimately reflected in profit for the period, they are excluded from average invested capital upon which the capital charge is based.

•	Unrealised gains and losses on available-for-sale securities. These are excluded from the measure of average invested capital for the purpose of computing economic profit because (i) the gains or losses represent unrealised profit which may be offset or reversed in the future, and (ii) there is accounting asymmetry in that the offsetting profit or loss on the liabilities taken out to fund these assets is not reflected.

     On this basis, economic profit increased by US$1,318 million or 31 per cent compared with 2004, reflecting improved underlying profitability.

Economic profit

	Year ended 31 December

	2005			2004
	US$m	%	[1]	US$m	%	[1]
Average total shareholders’ equity	89,589			79,391
Add: Goodwill previously amortised or written off	8,172			8,172
Less: Property revaluation reserves	(1,092)			(1,092)
Reserves for unrealised gains on effective hedges	(315)			–
Reserves for unrealised gains on available-for-sale securities	(1,294)			–
Preference shares	(351)			–

Average invested capital[2]	94,709			86,471

Return on invested capital[3]	15,060	15.9		12,918	15.0
Benchmark cost of capital	(9,471)	(10.0)		(8,647)	(10.0)

Economic profit/spread	5,589	5.9		4,271	5.0

1	Expressed as a percentage of average invested capital.
2	Average invested capital is measured as average total shareholders’ equity after adding back goodwill previously written-off directly to reserves, deducting preference shares issued by HSBC Holdings and deducting average reserves for unrealised gains/(losses) on effective hedges and available-for-sale securities. This measure reflects capital initially invested and subsequent profit.
3	Return on invested capital is based on the profit attributable to ordinary shareholders of the parent company.

Back to Contents

H S B C H O L D I N G S P L C

Financial Review (continued)

Analysis by customer group and by geographical region

By customer group

Profit before tax

	Year ended 31 December 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other [6]	elimination	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	23,351	6,310	3,001	848	(472)	(1,704)	31,334
Net fee income	7,313	2,876	2,967	1,080	220	–	14,456
Trading income/(expense) excluding net interest
income	360	150	2,919	317	(90)	–	3,656
Net interest income/ (expense) on trading activities	214	(3)	306	–	(13)	1,704	2,208

Net trading income/(expense)[1]	574	147	3,225	317	(103)	1,704	5,864
Net income/(expense) from financial instruments
designated at fair value .	574	(12)	67	(1)	406	–	1,034
Gains less losses from financial investments	19	9	475	45	144	–	692
Dividend income	16	9	79	9	42	–	155

Net earned insurance premiums	4,864	236	76	–	260	–	5,436
Other operating income	729	327	1,621	68	2,634	(2,646)	2,733

Total operating income	37,440	9,902	11,511	2,366	3,131	(2,646)	61,704
Net insurance claims[2]	(3,716)	(118)	(54)	–	(179)	–	(4,067)

Net operating income before loan impairment
charges and other credit risk provisions	33,724	9,784	11,457	2,366	2,952	(2,646)	57,637
Loan impairment charges and other credit risk
provisions	(7,537)	(547)	272	12	(1)	–	(7,801)

Net operating income	26,187	9,237	11,729	2,378	2,951	(2,646)	49,836
Total operating expenses	(16,427)	(4,453)	(6,838)	(1,466)	(2,976)	2,646	(29,514)

Operating profit	9,760	4,784	4,891	912	(25)	–	20,322
Share of profit in associates and joint ventures	144	177	272	–	51	–	644

Profit before tax	9,904	4,961	5,163	912	26	–	20,966

	%	%	%	%	%		%
Share of HSBC’s profit before tax	47.2	23.7	24.6	4.4	0.1		100.0
Cost efficiency ratio	48.7	45.5	59.7	62.0	100.8		51.2
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[3]
Loans and advances to customers (net)	398,884	142,041	169,435	27,749	1,893		740,002
Total assets[4]	471,760	175,120	755,056	59,827	27,653		1,489,416
Customer accounts	321,240	148,106	202,361	67,205	507		739,419
Loans and advances to banks (net)[5]			106,123
Trading assets, financial assets designated at fair
value, and financial investments[5]			373,787
Deposits by banks[5]			65,853
For footnotes, see page 55.

Back to Contents

	Year ended 31 December 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other [6]	elimination	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	21,422	4,875	3,994	718	90	–	31,099
Net fee income	6,406	2,645	2,764	962	171	–	12,948
Trading income	320	234	1,935	257	40	–	2,786
Net investment income on assets backing policy-
holders’ liabilities	635	324	9	–	44	–	1,012
Gains less losses from financial investments	79	6	197	39	219	–	540
Dividend income	16	37	548	5	16	–	622
Net earned insurance premiums	3,652	1,072	86	–	558	–	5,368
Other operating income	360	513	1,029	24	2,050	(2,363)	1,613

Total operating income	32,890	9,706	10,562	2,005	3,188	(2,363)	55,988
Net insurance claims[2]	(2,953)	(1,264)	(59)	–	(359)	–	(4,635)

Net operating income before loan impairment
charges and other credit risk provisions	29,937	8,442	10,503	2,005	2,829	(2,363)	51,353
Loan impairment charges and other credit risk
provisions	(6,500)	(200)	499	11	(1)	–	(6,191)

Net operating income	23,437	8,242	11,002	2,016	2,828	(2,363)	45,162
Total operating expenses	(15,009)	(4,220)	(5,809)	(1,319)	(2,493)	2,363	(26,487)

Operating profit	8,428	4,022	5,193	697	335	–	18,675
Share of profit in associates and joint ventures	69	35	95	–	69	–	268

Profit before tax	8,497	4,057	5,288	697	404	–	18,943

	%	%	%	%	%		%
Share of HSBC’s profit before tax	44.9	21.4	27.9	3.7	2.1		100.0
Cost efficiency ratio	50.1	50.0	55.3	65.8	88.1		51.6

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[3]
Loans and advances to customers (net)	370,576	130,160	145,353	24,463	2,339		672,891
Total assets[4]	441,114	159,251	584,779	56,751	26,201		1,268,096
Customer accounts	319,485	137,801	177,449	57,780	557		693,072
The following assets and liabilities were significant
to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			128,032
Trading assets, financial assets designated at fair
value, and financial investments			252,459
Deposits by banks			80,443
For footnotes, see page 55.

Back to Contents

H S B C H O L D I N G S P L C

Financial Review (continued)

Personal Financial Services

Profit before tax

	Year ended 31 December

	2005	2004
	US$m	US$m

Net interest income	23,351	21,422
Net fee income	7,313	6,406
Trading income excluding net interest income	360	320
Net interest income on trading activities	214	–
Net trading income[1]	574	320
Net income from financial instruments designated at fair value	574	–
Net investment income on assets backing policyholders’ liabilities	–	635
Gains less losses from financial investments	19	79
Dividend income	16	16
Net earned insurance premiums	4,864	3,652
Other operating income	729	360

Total operating income	37,440	32,890
Net insurance claims[2]	(3,716)	(2,953)

Net operating income before loan impairment charges and other credit risk provisions	33,724	29,937
Loan impairment charges and other credit risk provisions	(7,537)	(6,500)

Net operating income	26,187	23,437
Total operating expenses	(16,427)	(15,009)

Operating profit	9,760	8,428
Share of profit in associates and joint ventures	144	69

Profit before tax	9,904	8,497

By geographical region
Europe	1,932	1,621
Hong Kong	2,628	2,063
Rest of Asia-Pacific	377	336
North America	4,761	4,384
South America	206	93

Profit before tax	9,904	8,497

	%	%
Share of HSBC’s profit before tax	47.2	44.9
Cost efficiency ratio	48.7	50.1

	US$m	US$m
Selected balance sheet data[3]
Loans and advances to customers (net)	398,884	370,576
Total assets[4]	471,760	441,114
Customer accounts	321,240	319,485
For footnotes, see page 55.

Business highlights

•	Pre-tax profits from Personal Financial Services grew by 17 per cent to US$9,904 million, driven by improved performances in the core operations in the UK, North America and Hong Kong. On an underlying basis, growth in profit before tax was 15 per cent, and markedly strong rates of growth were achieved in Turkey, Canada, the Middle East and Brazil.

•	The importance of direct sales channels continued to increase globally. HSBC conducted 183 million transactions online in 2005, an increase of 17 per cent on 2004. Online sales to personal customers rose by 65 per cent and online revenues by 71 per cent.

•	The number of customers using HSBC Premier grew for the sixth consecutive year, to 1.3 million, an increase of 17 per cent compared with 2004. HSBC Premier was launched in Bangladesh and South Korea during the year, and is now available in 35 countries.

Europe

•	In the UK, investment in marketing and a range of campaigns, including the first ever January sale for a UK bank, heightened brand awareness and increased market share in most product lines. In France, marketing campaigns accompanying the rebranding to ‘HSBC’ by CCF and four subsidiary banks generated sales growth in mortgages, current accounts and savings products. In Turkey, marketing helped increase customer numbers by 7 per cent to 2.2 million.

•	HSBC’s mortgage products in the UK were highly rated: HSBC was named ‘Best Value National Bank’ for mortgage borrowing over two, five and ten years by What Mortgage magazine for the fourth year running, and ‘Best Bank’ for mortgages by Mortgage magazine. First Direct was also named ‘Best Direct Lender’ over two and ten years by What Mortgage magazine, and ‘Best Offset Mortgage’ by Mortgage magazine.

•	The UK business was further streamlined, with the product range simplified and strengthened and the rollout of a branch refurbishment programme initially covering 60 major branches. In the UK, the credit card operations of HFC Bank and HSBC Bank were merged. Good progress was made with the integration and expansion of M&S Money.

Back to Contents

•	HSBC’s UK current account offering was relaunched in 2005, providing a range of simplified propositions tailored to customer segments, including HSBC’s first packaged bank account in the UK market. Personal Finance Magazine awarded HSBC ‘Best Current Account’ provider during the year.

Hong Kong

•	HSBC built on its leading position with the rollout of 25 new Financial Management Centres, providing investment planning services to non-Premier customers.

•	HSBC was named by the Asian Banker as the ‘Best Retail Bank’ in Hong Kong and Asia in 2004, and its web site was rated by Global Finance as the ‘Best Consumer Internet Bank’ in Hong Kong in 2005.

•	HSBC maintained its position as the largest credit card issuer in Hong Kong, increasing the number of cards in circulation by 15 per cent and its market share of spending from 50.5 per cent to 52.1 per cent.

•	A new innovative retirement planning solution was launched to meet the retirement planning needs of customers of all ages. HSBC was one of the first banks in Hong Kong to offer such a comprehensive service.

Rest of Asia-Pacific

•	Customer acquisition was a core focus again in 2005, with customer numbers growing by 22 per cent to 7.0 million. HSBC continued to enhance distribution channels with a 43 per cent increase in the sales force. Seven new branches were opened in South Korea, Vietnam and India.

•	Customer loans grew by 20 per cent, driven by the new customer acquisition programmes. In particular, the number of credit cards in circulation grew by 34 per cent, or 1.6 million cards, to 6.3 million.

•	In mainland China, HSBC maintains the largest branch network amongst foreign banks, and opened ten new branches and sub-branches in 2005. Average deposit balances grew by 80 per cent and income by 61 per cent.

North America

•	HSBC continued to expand its banking presence in the US by opening 27 new branches. The introduction of the HSBC Premier Savings account and the Online Savings Account,
HSBC’s first nationwide savings product, generated total new deposit balances of US$2.5 billion and added over 30,000 new customers to HSBC.

•	Other niche marketing initiatives introduced by HSBC in the US included the launch of deposit generation programmes focused on the Chinese and Hispanic communities. Together these garnered US$589 million of new deposits.

•	An agreement was reached for HSBC to offer American Express branded credit cards in the US. This will allow HSBC to expand its product range and offer broader choice, value and convenience to customers.

•	HSBC completed its acquisition of Metris on 1 December 2005, and is now the 5th largest issuer of MasterCard and Visa cards in the US. This will strengthen HSBC’s capabilities to serve the full spectrum of credit card customers.

•	HSBC acquired Invis Inc, the largest independent mortgage broker in Canada.

•	In Mexico, strong asset and liability growth continued. Average deposit balances grew by 15 per cent, due in part to the success of the 'Tu Cuenta' product, the only integrated financial services product of its kind in the country. Since its launch in February, over 600,000 new accounts have been opened. Product innovation, improved customer service and competitive pricing led to strong growth in mortgages, vehicle financing and payroll loans.

•	HSBC Mexico’s cards in circulation grew by 80 per cent to over one million, following an active marketing campaign, and strong sales to the existing customer base.

South America

•	In Brazil, the integration of two consumer finance businesses purchased in 2004 into the Losango operating model was completed during 2005.

•	A number of new products were introduced in 2005. In Brazil, HSBC launched Consórcio de Imóveis, a lending product aimed at funding property purchases, and a new credit card, Cartão Solidariedade, which enables donations to be made to a children’s charity in lieu of an annual fee. In Argentina, a co-branded C&A credit card was launched in November, with over 25,000 cards issued in the following month.

Back to Contents

H S B C H O L D I N G S P L C

Financial Review (continued)

Commercial Banking

Profit before tax

	Year ended 31 December

	2005	2004
	US$m	US$m

Net interest income	6,310	4,875
Net fee income	2,876	2,645
Trading income excluding net interest income	150	234
Net interest expense on trading activities	(3)	–
Net trading income[1]	147	234
Net expense from financial instruments designated at fair
value	(12)	–
Net investment income on assets backing policyholders’
liabilities	–	324
Gains less losses from financial investments	9	6
Dividend income	9	37
Net earned insurance premiums	236	1,072
Other operating income	327	513

Total operating income	9,902	9,706
Net insurance claims[2]	(118)	(1,264)

Net operating income before loan impairment charges and
other credit risk provisions	9,784	8,442
Loan impairment charges and other credit risk provisions	(547)	(200)

Net operating income	9,237	8,242
Total operating expenses	(4,453)	(4,220)

Operating profit	4,784	4,022
Share of profit in associates and joint ventures	177	35

Profit before tax	4,961	4,057

By geographical region
Europe	1,939	1,663
Hong Kong	955	904
Rest of Asia-Pacific	818	483
North America	1,064	848
South America	185	159

Profit before tax	4,961	4,057

	%	%
Share of HSBC’s profit before tax	23.7	21.4
Cost efficiency ratio	45.5	50.0

	US$m	US$m
Selected balance sheet data[3]
Loans and advances to customers (net)	142,041	130,160
Total assets[4]	175,120	159,251
Customer accounts	148,106	137,801
For footnotes, see page 55.

Business highlights

•	Pre-tax profit was 22 per cent higher than last year, driven by strong growth in net operating income before loan impairment, which more than compensated for the non-recurrence of the loan provision releases that benefited results in 2004. On an underlying basis, profits increased by 19 per cent.

•	Customer numbers rose by 10 per cent to 2.5 million as customers were attracted by HSBC’s competitive positioning. Loans and advances to customers and customer account balances increased by 9 per cent and 7 per cent respectively, with significant expansion in the UK and Hong Kong. Interest spreads increased in Hong Kong, North America and the Rest of Asia-Pacific following interest rate rises.

•	The commercial customer base was refined and now comprises four categories: Corporate, Mid-Market (together, ‘MME’), Small and Micro businesses (collectively, ‘SME’), building upon the successful business segmentation model in existence in Hong Kong and the UK.

•	Cross-border sales were strengthened by the launch of new cross-border referral programmes and the global implementation of online cross-border account opening and referral tools.

•	HSBC’s competitiveness in meeting the needs of SMEs was enhanced through the introduction of pre- approved loans and lines of credit in Hong Kong, the launch of scored lending in India, the introduction of small business accounts in Singapore and the expansion of business banking centres in Malaysia.

•	Customers responded favourably to enhanced online banking services, with numbers registered for internet banking increasing by 24 per cent and online transaction volumes during the year up by 116 per cent.

•	Business insurance and wealth management sales continued to advance, supported by two new dedicated insurance sales teams in Hong Kong. A worksite marketing programme launched in Mexico, and a programme across the Rest of Asia-Pacific to increase the sale of structured investment products, were also notable successes.

•	Having enhanced its systems, HSBC retained its position as ‘Best in Cash Management in Asia and the Middle East’, its number two ranking in the world and its top five ranking for Europe, North America, Latin America and Africa in Euromoney’s 2005 Cash Management Survey.

Back to Contents

•	Finance Asia named HSBC ‘Best Trade Bank in Asia’ for the ninth successive year, reflecting HSBC’s continuing development of new products and services.

Europe

•	In the UK, HSBC continued to focus on business start-ups and customers switching from other banks to grow its customer base. As a result, more customers moved their banking relationships from other financial institutions to HSBC than to any other established high street bank.

•	Investment in customer service as a differentiating factor continued, with the recruitment of further relationship managers, the improved deployment and training of over 600 dedicated small business specialists and a substantial investment in mobile working technology.

•	Recognising lack of scale, HSBC outsourced the processing of its UK vehicle finance contract hire product to a third party provider, Lex Vehicle Leasing. As well as releasing capital, this provided HSBC with access to Lex’s IT systems and expertise to enable a greater range of services to be offered to customers.

•	In France, the most experienced relationship managers focused on the largest 350 MME customers in 2004, resulting in income growth from this segment of 17 per cent in 2005. In addition, a centralised and specialised franchising team was established to increase penetration of this significant and expanding market.

•	A substantial investment was made to grow the Commercial Banking franchise in Turkey with the launch of SME banking, invoice discounting and commercial cards.

Hong Kong

•	Loan balances increased as HSBC added relationship managers and launched two new pre-approved lending products, the ‘Pre-approved Small Business Loan’ and the ‘Pre-approved Business Revolving Credit’ account.

•	The first ever Commercial Banking brand awareness campaign was launched in 2005. SME sales outlets were also rebranded as ‘SME Centres’ to strengthen the brand identity and more closely align HSBC with this market segment.
•	Supporting customer service, a new SME call centre, employing 100 staff and incorporating a dedicated sales hotline, took over four million calls in 2005.

Rest of Asia-Pacific

•	Regional relationship management offering a single point of contact across several countries was implemented in the Middle East. A similar approach was adopted in Hong Kong, mainland China and Taiwan.

•	The sales distribution network was expanded in key growth markets. In mainland China, three new branches and an additional sub-branch, with commercial banking presence, were opened. In South Korea, four commercial banking centres were established to extend HSBC’s presence in the MME market.

•	Across the region, several liability products were tailored for individual markets. HSBC in Bangladesh designed an innovative deposit scheme, ‘Double Your Money’, and in Taiwan HSBC launched a ‘Cash Marketing Campaign’.

North America

•	HSBC’s market share of small business customers in New York City increased, supported by the success of the BusinessSmart Value package which added 41,000 new accounts in 2005. HSBC Bank USA was voted the No. 1 Small Business Administration lender in New York State.

•	The MME and commercial real estate businesses continued to expand in Boston, Miami, Los Angeles, San Francisco and Seattle, with new offices established in Washington DC, Philadelphia and New Jersey.

•	HSBC Mexico was awarded ‘The best initiative in support of small and medium business owners in Mexico’ by the Mexican Minister of Economy for ‘Estimulo’, a tailor-made financial services package.

South America

•	40 commercial centres with 100 specialised staff were established to expand sales activity and address the banking needs of over 12,500 larger SMEs in Brazil.

•	In Argentina, customer service was improved through the launch of an in-house internet banking solution, PC Banking Empresas, and a dedicated inbound call centre.

Back to Contents

H S B C H O L D I N G S P L C

Financial Review (continued)

Corporate, Investment Banking and Markets

Profit before tax

	Year ended 31 December

	2005	2004
	US$m	US$m

Net interest income	3,001	3,994
Net fee income	2,967	2,764
Trading income excluding net interest income	2,919	1,935
Net interest income on trading activities	306	–
Net trading income[1]	3,225	1,935
Net income from financial instruments designated at fair
value	67	–
Net investment income on assets backing policyholders’
liabilities	–	9
Gains less losses from financial investments	475	197
Dividend income	79	548
Net earned insurance premiums	76	86
Other operating income	1,621	1,029

Total operating income	11,511	10,562
Net insurance claims[2]	(54)	(59)

Net operating income before loan impairment charges
and other credit risk provisions	11,457	10,503

Net recovery of loan impairment charges and other
credit risk provisions	272	499

Net operating income	11,729	11,002
Total operating expenses	(6,838)	(5,809)

Operating profit	4,891	5,193
Share of profit in associates and joint ventures	272	95

Profit before tax	5,163	5,288

By geographical region
Europe	2,114	1,668
Hong Kong	922	1,603
Rest of Asia-Pacific	1,207	942
North America	774	966
South America	146	109

Profit before tax	5,163	5,288

	%	%
Share of HSBC’s profit before tax	24.6	27.9
Cost efficiency ratio	59.7	55.3
For footnotes, see page 55.

Business highlights

•	Increased revenues marginally failed to cover increased costs arising from continuing investment to expand product capabilities and customer penetration. Notwithstanding a decline in balance sheet management revenues of US$1 billion and a US$1 billion increase in costs, pre-tax profit only fell by 2 per cent to US$5,163 million. On an underlying basis, pre-tax profits fell by 4 per cent. Earnings grew in key product areas and client sectors where HSBC has invested, particularly in foreign-exchange options, project and export finance, and securities services, demonstrating the success of the strategy to diversify revenue streams. Operating expenses increased by 18 per cent. The rate of cost growth peaked during the year as the investment phase of the Corporate, Investment Banking and Markets development plan neared completion. Some 3,600 additional people were recruited during 2005 and 2,220 people departed. The cost efficiency ratio was 2 percentage points better in the second half of the year than in the first half as net operating income before loan impairment charges grew faster than costs.

•	As the investment-led phase of the development strategy moved to implementation, the competitive advantage of HSBC’s geographic network and emerging market capabilities was underscored by client demand for cross-border services. HSBC advised on several cross-border acquisitions, notably outward investment by clients in the Middle East and inward investment into mainland China. The parallel development of primary debt finance and secondary debt trading capabilities allowed HSBC, acting as bookrunner, to help 792 clients in 65 countries to raise US$867.8 billion in bond and loan financing in the public markets. In Global Transaction Banking, HSBC won several new multi-country mandates. Foreign exchange trading benefited from strong income streams from emerging markets.

•	In Global Markets, client revenues and market share rose in response to new investment. Money market and balance sheet management income fell due to rising short-term US dollar and Hong Kong dollar interest rates, together with the flattening and in some cases inversion of yield curves in the US, Hong Kong, the UK, eurozone, Mexico and Brazil.

Credit and rates revenue rose. HSBC is now a primary dealer in 10 European government bond markets compared with eight at the end of 2004. Cash equities commission revenue rose, reversing a four- year declining trend.

Back to Contents

Management view of total operating income

	Year ended 31 December

	2005	2004
	US$m	US$m

Global Markets
Money market and balance sheet	1,238	2,376
Foreign exchange	1,200	1,125
Credit and rates	931	655
Structured derivatives	387	386
Equities	324	256

	4,080	4,798

Corporate and Investment Banking
Global Investment Banking	1,022	877
Corporate and Institutional Banking and Global
Transaction Banking	3,433	2,937
Private Equity	648	207

	5,103	4,021
Other[1]	2,328	1,743

Total operating income	11,511	10,562

Selected balance sheet data[3]
Loans and advances to:
– customers (net)	169,435	145,353
– banks (net)	106,123	128,032
Total assets[4]	755,056	584,779
Customer accounts	202,361	177,449
Trading assets, financial instruments designated
at fair value, and financial investments	373,787	252,459
Deposits by banks	65,853	80,443

1	‘Other’ includes the Corporate, Investment Banking and Markets business of HSBC Trinkaus & Burkhardt, Group Investment Businesses, and net interest earned on free capital held in Corporate, Investment Banking and Markets not assigned to products.
For other footnotes, see page 55.

Structured derivatives activity rose strongly as a significant upgrade and expansion of the quantitative skill base and investment in systems allowed HSBC to complete higher volumes of derivatives transactions in 2005. In accordance with IFRSs, the inception profits on certain types of these transactions are deferred as described in Note 17 on the Financial Statements.

The strong momentum in client revenue was confirmed by industry surveys. In the Euromoney foreign exchange survey, HSBC ranked second in FX options in 2005, up from fourth in 2004 and eighth in 2003. In addition, HSBC was ranked fourth in foreign exchange trading market share, retained the premier ranking in Hong Kong and was voted, for the first time, the best foreign exchange bank in London.
•	In Corporate and Institutional Banking, which includes relationship management and lending activities, market conditions and competitive pressures resulted in spread contraction in all regions. This was mitigated by a continued focus on fee-generating business, cost management and a favourable credit environment. HSBC introduced a number of balance sheet management initiatives including the implementation of a detailed review of HSBC’s portfolio and a balance sheet securitisation programme to enhance return on capital employed.

•	In Global Investment Banking, an increase in market share reflected HSBC’s success in developing customer relationships. In debt capital markets, HSBC was ranked fifth in the international bond league table, up from seventh in 2004. In project and export finance, Dealogic ranked HSBC first in the Global Financial Adviser, Project Finance category.

In the advisory business, there was continued momentum in both developed and emerging markets. Notable transactions included advising Dubai International Capital on its US$1.5 billion acquisition of Tussauds Group and acting as adviser to Autoroutes Paris-Rhin-Rhone on its privatisation.

Significant equity-related transactions, in which HSBC acted as joint global coordinator, were the US$2.8 billion Link Real Estate Investment Trust (‘REIT’) IPO, the largest ever real estate offering and REIT IPO in the world, and the US$2.2 billion IPO by the Bank of Communications.

•	In Global Transaction Banking, a move to offering a wider range of integrated solutions to clients played a large part in winning Unilever’s first Asian pan- regional cash management mandate, covering 17 countries and territories.

•	At the end of December 2005, Group Investment Businesses managed US$272 billion of assets, a 33 per cent increase on 2004, driven mainly by US$33 billion of net flows from clients. Assets in money market products exceeded US$60 billion. HSBC manages two of the world's largest active equity funds investing in India and China with US$4.7 billion and US$1.9 billion assets, respectively. HSBC’s presence in mainland China was strengthened with an asset management joint venture with Shanxi Trust and Investment Corporation Limited.

Back to Contents

H S B C H O L D I N G S P L C

Financial Review (continued)

Private Banking

Profit before tax

	Year ended 31 December

	2005	2004
	US$m	US$m

Net interest income	848	718
Net fee income	1,080	962
Net trading income[1]	317	257
Net expenses from financial instruments designated
at fair value	(1)	–
Gains less losses from financial investments	45	39
Dividend income	9	5
Other operating income	68	24

Total operating income	2,366	2,005
Net insurance claims[2]	–	–

Net operating income before loan impairment charges
and other credit risk provisions	2,366	2,005
Net recovery of loan impairment charges and other
credit risk provisions	12	11

Net operating income	2,378	2,016
Total operating expenses	(1,466)	(1,319)

Operating profit	912	697
Share of profit in associates and joint ventures	–	–

Profit before tax	912	697

By geographical region
Europe	539	438
Hong Kong	190	131
Rest of Asia-Pacific	78	60
North America	104	68
South America	1	–

Profit before tax	912	697

	%	%
Share of HSBC’s profit before tax	4.4	3.7
Cost efficiency ratio	62.0	65.8

	US$m	US$m
Selected balance sheet data[3]
Loans and advances to customers (net)	27,749	24,463
Total assets[4]	59,827	56,751
Customer accounts	67,205	57,780
For footnotes, see page 55.

Business highlights

•	Pre-tax profit grew by 31 per cent compared with 2004, supported by strong growth in client assets and lending. On an underlying basis, growth was also 31 per cent. Operational efficiency was increased by greater utilisation of Group Service Centres and the cost efficiency ratio was reduced by 4 percentage points to 62 per cent.

•	HSBC won a number of awards in the Euromoney third annual private banking survey. In the global private banking awards, notable wins included ‘1st Private Bank for Trust Services’ for the second year running, ‘1st Private Bank for Islamic Services’ and ‘1st Private Bank for Inheritance and Succession Planning’. Overall, HSBC improved one place to ‘3rd best Private Bank’.

•	Client assets increased by 13 per cent to US$282 billion, benefiting from net new money of US$35.7 billion in 2005. On an underlying basis, growth was 20 per cent. Discretionary and advisory asset growth benefited from the establishment of dedicated investment advisory resources in all major regions, and also from growth in the Strategic Investment Solutions product, in which invested assets increased by US$1.9 billion to US$2.9 billion during the year.

•	HSBC also continued to develop alternative investment products. Total client investment in hedge funds reached US$29.5 billion, and HSBC Private Bank was named the third largest global provider of hedge funds by capital invested by Institutional Investor magazine.

•	Dedicated teams working with Commercial Banking, Personal Financial Services and Corporate, Investment Banking and Markets produced a significant increase in intra-Group referrals in 2005. A closer alignment with the latter was also reflected in the manufacture of tailored structured products for private banking clients. Bank of Bermuda’s private banking operations were fully integrated during the year.

•	The lending book grew strongly, as clients sought to leverage their investments in the low interest rate environments in North America, Europe and Asia. In the UK and US, lending book growth was also buoyed by strong growth in higher value mortgages.

Back to Contents

Europe

•	In France, HSBC Private Bank’s subsidiary, Louvre Gestion, was awarded second and fourth places for overall performance over five and three years respectively by La Tribune – Standard & Poor’s. A number of HSBC’s individual funds also won awards in the Lipper Fund Awards – France.

•	Private Banking expanded its onshore business through the launch of regional offices in the UK and France, bringing HSBC closer to customers and strengthening referrals with the retail bank. Regional offices were also launched in Russia, and preparations were made for further expansion in 2006.

•	Client assets increased by 12 per cent, or 22 per cent on an underlying basis, with net new money reaching US$23.4 billion.

•	Euromoney awarded HSBC ‘Best Private Bank … in Monaco … for Ultra High Net Worth Clients’.
Asia

•	Client assets increased by 17 per cent, or 19 per cent on an underlying basis. Investment in Taiwan and Japan continued and HSBC expanded its support of clients from mainland China. Onshore operations were launched in Dubai and India during the year, and the expansion of the discretionary managed team aided growth of 47 per cent in this asset class.

•	HSBC won awards from Euromoney as ‘1st for Inheritance and Succession Planning’, ‘1st for Tax Guidance and Services’ and ‘1st for Trust Services’ in Asia.

North America

•	HSBC extended its Private Banking capabilities through front office recruitment in New York, California and Florida, and expanded its Wealth and Tax advisory business in Philadelphia through recruitment and a small acquisition.

•	The business was streamlined through restructuring, delivering front office synergies with Corporate, Investment Banking and Markets, cross-selling with Commercial Banking was enhanced, and a single management structure was put in place to cover the Hispanic customer base.

Back to Contents

H S B C H O L D I N G S P L C

Financial Review (continued)

Other6

Profit before tax

	Year ended 31 December

	2005	2004
	US$m	US$m

Net interest (expense)/income	(472)	90
Net fee income	220	171
Trading (expense)/income excluding net interest income	(90)	40
Net interest expense on trading activities	(13)	–
Net trading income[1]	(103)	40
Net income from financial instruments designated at fair
value	406	–
Net investment income on assets backing policyholders’
liabilities	–	44
Gains less losses from financial investments	144	219
Dividend income	42	16
Net earned insurance premiums	260	558
Other operating income	2,634	2,050

Total operating income	3,131	3,188
Net insurance claims[2]	(179)	(359)

Net operating income before loan impairment charges
and other credit risk provisions	2,952	2,829
Loan impairment charges and other credit risk
provisions	(1)	(1)

Net operating income	2,951	2,828
Total operating expenses	(2,976)	(2,493)

Operating profit/(loss)	(25)	335
Share of profit in associates and joint ventures	51	69

Profit before tax	26	404

By geographical region
Europe	(168)	366
Hong Kong	(178)	129
Rest of Asia-Pacific	94	26
North America	169	(196)
South America	109	79

Profit before tax	26	404

	%	%
Share of HSBC’s profit before tax	0.1	2.1
Cost efficiency ratio	100.8	88.1
	US$m	US$m
Selected balance sheet data[3]
Loans and advances to customers (net)	1,893	2,339
Total assets[4]	27,653	26,201
Customer accounts	507	557
For footnotes, see page 55.

Notes

•	For a description of the main items reported under ‘Other’, see footnote 6 on page 55.

•	Under IFRSs, from 1 January 2005 dividends payable on preference securities classified as liabilities have been recognised as an interest expense within ‘Other’ in 2005. In 2004, these dividends were shown as non- equity minority interests. This change decreased net interest income by US$653 million compared with 2004. It also affected inter-regional dividends and this increased net interest income in Europe by US$387 million, which was offset at a Group level by an equivalent reduction in net interest income in Hong Kong.

•	The US Technology Centre incurred and recharged US$1,100 million of expense, 18 per cent higher than 2004 as a result of increased activity in support of both increased global IT requirements and the development of new capabilities in Corporate, Investment Banking and Markets.

•	Costs incurred in the Group Service Centres outside the US increased by 75 per cent to US$302 million, reflecting the ongoing migration of processing and call centre activities.

•	Gains on the sale and revaluation of property and investments in Hong Kong were US$65 million lower than in 2004, at US$263 million.

•	Increases in US interest rates led to higher net interest income earnings on centrally held US dollar denominated investments in Hong Kong and the Rest of Asia-Pacific.

•	The reclassification of the Brazilian insurance business from Other to Personal Financial Services led to a US$16 million reduction in profit before tax, though significant variances were observed on operating income and operating expenses lines.

•	In Argentina, HSBC received compensation bonds in 2005 related to the pesification in 2002. This, together with reduced Amparos provisions and other items related to the sovereign debt default, led to a US$17 million increase in profit before tax.

•	Movement in the fair value of own debt designated at fair value was US$386 million, arising in North America and Europe. No movement was reported in 2004.

Back to Contents

By geographical region

In the analysis of profit by geographical region that follows, operating income and operating expenses include intra-HSBC items of US$938 million (2004: US$631 million).

Profit before tax
	Year ended 31 December

	2005		2004
	US$m	%	US$m	%

Europe	6,356	30.3	5,756	30.4
Hong Kong	4,517	21.5	4,830	25.5
Rest of Asia-Pacific	2,574	12.3	1,847	9.8
North America	6,872	32.8	6,070	32.0
South America	647	3.1	440	2.3

	20,966	100.0	18,943	100.0

Total assets3,4

	At 31 December

	2005		2004
	US$m	%	US$m	%

Europe	636,703	42.7	545,557	43.0
Hong Kong[4]	222,822	15.0	213,458	16.8
Rest of Asia-Pacific	142,014	9.5	120,530	9.5
North America	463,143	31.1	371,183	29.3
South America	24,734	1.7	17,368	1.4

	1,489,416	100.0	1,268,096	100.0

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

     Where relevant, income and expense amounts presented include the results of inter-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms.

Footnotes to ‘Analysis by customer group and by geographical region’

1	Net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, together with related external and internal interest income and interest expense, and dividends received.
2	Net insurance claims incurred and movement in policyholders’ liabilities.
3	Third party only.
4	Excluding Hong Kong Government certificates of indebtedness.
5	Assets and liabilities recorded here were significant to Corporate, Investment Banking and Markets.
6	The main items reported under ‘Other’ are the income and expenses of wholesale insurance operations, certain property activities, unallocated investment activities including hsbc.com, centrally held investment companies, movements in the fair value of own debt designated at fair value, and HSBC’s holding company and financing operations. The results include net interest earned on free capital held centrally and operating costs incurred by the head office operations in providing stewardship and central management services to HSBC. Net operating income of the Group’s wholesale insurance operations amounted to US$460 million in 2005 (2004: US$511 million). ‘Other’ also includes the costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Europe

Profit/(loss) before tax by country within customer group

	Year ended 31 December

	2005	2004
	US$m	US$m

Personal Financial Services	1,932	1,621
United Kingdom[1]	1,475	1,340
France[2]	223	205
Turkey	134	29
Other	100	47

Commercial Banking	1,939	1,663
United Kingdom	1,495	1,258
France[2]	278	272
Turkey	39	25
Other	127	108

Corporate, Investment Banking and Markets	2,114	1,668
United Kingdom	1,186	1,021
France[2]	472	337
Turkey	92	88
Other	364	222

Private Banking	539	438
United Kingdom	171	135
France[2]	7	(22)
Switzerland	254	203
Other	107	122

Other	(168)	366
United Kingdom	(47)	477
France[2]	(147)	(123)
Other	26	12

Total	6,356	5,756
United Kingdom	4,280	4,231
France[2]	833	669
Turkey	265	142
Switzerland	254	203
Other	724	511

1	In the UK, the Personal Financial Services business primarily comprises HSBC Bank and the UK subsidiary of HSBC Finance. The latter’s results included within UK Personal Financial Services in 2005 were a loss of US$76 million (2004: profit US$97 million).
2	France primarily comprises the domestic operations of HSBC France and the Paris branch of HSBC Bank.

Back to Contents

Profit before tax

	Year ended 31 December

	2005	2004
Europe	US$m	US$m

Net interest income	8,221	9,098
Net fee income	6,299	5,980
Net trading income	3,036	997
Net income from financial instruments designated at fair value	362	–
Net investment income on assets backing policyholders’ liabilities	–	571
Gains less losses from financial investments	439	154
Dividend income	63	558
Net earned insurance premiums	1,599	1,875
Other operating income	1,603	1,175

Total operating income	21,622	20,408
Net insurance claims incurred and movement in policyholders’ liabilities	(818)	(1,628)

Net operating income before loan impairment charges and other credit risk provisions	20,804	18,780
Loan impairment charges and other credit risk provisions	(1,929)	(1,033)

Net operating income	18,875	17,747
Total operating expenses	(12,639)	(12,028)

Operating profit	6,236	5,719
Share of profit in associates and joint ventures	120	37

Profit before tax	6,356	5,756

	%	%
Share of HSBC’s profit before tax	30.3	30.4
Cost efficiency ratio	60.8	64.0
Year-end staff numbers (full-time equivalent)	77,755	74,861

	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	312,537	277,560
Loans and advances to banks (net)	44,360	56,049
Financial investments, trading assets, and financial instruments designated at fair value	146,777	139,183
Total assets	636,703	545,557
Deposits by banks	47,202	55,720
Customer accounts	334,200	292,568

1 Third party only.

Growth in the UK economy remained subdued during 2005 at 1.8 per cent, the lowest rate since 1992. Consumer spending and housing activity slowed sharply during the first nine months of the year, staging a minor recovery in the final quarter. Doubts remained over the strength of consumer spending, given the rise in unemployment in ten consecutive months and reduced confidence in the housing market. The boost to the economy from government spending in recent years was also not expected to be as significant. The recovery in exports was maintained, helped in large part by the strength of the global economy, though the industrial sector continued to struggle. Industrial output contracted in 2005 for the fourth time in the past five years. Companies remained reluctant to invest despite a general profit recovery, stronger balance sheets and an impressive equity market performance. Although commodity prices rose sharply, inflation remained well contained at around 2 per cent and wage growth eased. In response to weaker economic activity, the Bank of England cut interest rates in August to 4.5 per cent.

     The eurozone experienced lacklustre economic growth in 2005 of 1.4 per cent, although momentum accelerated during the course of the year. With consumer spending growth remaining subdued, the strongest areas were exports and fixed investment. There was, as usual, considerable divergence between countries: Italy and Portugal saw hardly any economic growth while Spain, Greece and Ireland grew by over 3 per cent. Growth in France slowed from 2.1 per cent in 2004 to 1.4 per cent in 2005 but both investment and consumer spending revived a

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

little in the second half of the year. Weak domestic demand continued to constrain German gross domestic product (‘GDP’) growth, which slowed from 1.1 per cent in 2004 to 0.9 per cent in 2005, despite a strong increase in exports, particularly capital goods. Eurozone inflation averaged a little over 2 per cent in 2005, with higher energy prices boosting inflation by around 0.5 per cent. The European Central Bank raised interest rates from 2.0 per cent to 2.25 per cent in early December, the first increase for almost five years.

     The performance of the Turkish economy in 2005 remained very positive. GDP grew by approximately 5.5 per cent, while inflation continued to fall, to 7.7 per cent in December from 9.7 per cent a year earlier. Economic policy remained anchored by the government’s agreement with the IMF. Turkey’s current account deficit, which reached US$23.1 billion, or approximately 6.3 per cent of GDP in 2005, is increasingly being financed by longer-term foreign direct investment into the country, which should help reduce Turkey’s vulnerability to a sudden reversal in short-term capital flows.

     European operations reported a pre-tax profit of US$6,356 million compared with US$5,756 million in 2004, an increase of 10 per cent. IFRSs changes to the treatment of preference share dividends led to a US$275 million reduction in pre-tax profits. On an underlying basis, pre-tax profits grew by 25 per cent and represented around 30 per cent of HSBC’s equivalent total profits. In the UK, strong revenue growth in Personal Financial Services and good cost discipline were partially tempered by a weaker credit experience. A quadrupling of pre-tax profits in Turkey reflected the strong growth in customer acquisition and retention achieved in the country. In Commercial Banking, HSBC’s strong service proposition attracted a 5 per cent growth in customers with consequent growth in deposits, receivables and service revenues. Corporate, Investment Banking and Markets delivered strong revenue growth in Europe, notably in client related trading activities, Global Transaction Banking and securities services. In aggregate, European Corporate, Investment Banking and Markets’ revenues grew by 15 per cent against a 9 per cent increase in operating expenses.

     The commentary that follows is on an underlying basis.

     Personal Financial Services reported a pre-tax profit of US$1,932 million, an increase of 16 per cent compared with 2004, driven by revenue growth and productivity improvements in the UK and expansion in Turkey, where pre-tax profit more than quadrupled to US$134 million. In France, revenue growth benefited from the rebranding of CCF and four subsidiary banks to ‘HSBC France’, with a notable increase in international products, particularly mortgage lending to overseas customers.

     Continued emphasis was placed on streamlining the business to improve productivity, and on sales and channel management, particularly in the UK, where one third of sales were made through direct channels in 2005. Attention was also paid to further simplifying HSBC’s product range in the UK, and on integrating the M&S Money business in its first full year since acquisition. A number of innovative marketing campaigns and promotions during 2005 heightened brand awareness, leading to greater customer consideration of HSBC products. This was evidenced in strong balance growth and market share gains across most major product lines. In Turkey, an emphasis on business expansion and customer acquisition delivered increased card sales and utilisation combined with higher mortgage sales. In France, marketing campaigns in conjunction with the rebranding exercise boosted mortgage lending and sales of insurance and investment products.

     Net interest income increased by 10 per cent to US$5,309 million. This arose substantially in the UK through increases in mortgage and credit card lending, and in Turkey, mainly in credit cards. Increased net interest income from balance sheet growth in France was offset by spread compression.

     Despite a more subdued housing market, net interest income from UK mortgages increased by 37 per cent, driven by balance growth of 22 per cent and improvements in customer retention. Spreads also increased, reflecting the inclusion from 1 January 2005 of fee income within the effective interest rate calculation under IFRSs. New lending was strongest in the first time buyer market, where successful pricing and marketing strategies helped gain market share of new sales in a market which contracted overall.

     Net interest income from UK credit cards increased by 24 per cent, driven by balance growth and the IFRSs impact noted above. Increased card utilisation by existing customers, as well as new customers attracted by competitive pricing, marketing and cross-sales, contributed to an increase of 16 per cent in average balances. HSBC-branded cards increased market share of new cards issued; sales of the John Lewis branded credit card also increased. Income benefited from the roll-off of balance transfers introduced in the ‘0 per cent’ campaign at the end of 2004, while more

Back to Contents

sophisticated risk-based pricing enabled customer rates to be differentiated more acutely.

     Net interest income from other unsecured lending in the UK increased by 4 per cent. The launch of differentiated pricing initiatives in April, notably through preferential personal lending rate offers to lower-risk customers, helped boost average loan balances by 9 per cent, and increase HSBC’s market share of gross advances from 10.7 to 11.7 per cent. Focused sales and marketing, notably the ‘January sale’, also contributed to higher balances. As indebtedness levels grew, growth was curtailed through a tightening of underwriting criteria in the more difficult credit environment. The introduction of preferential pricing, and a mix change towards higher value but lower-yielding loans, led to a 48 basis point narrowing of spreads.

     Recruitment of new current account customers was strong, and HSBC’s market share of new current accounts increased to 14.7 per cent, largely through brand-led awareness and marketing. The launch of two new current account propositions, including HSBC’s first value-driven packaged account in the UK market, and improved cross-sales aided growth of 6 per cent in overall customer accounts. This led to an increase in net interest income from UK current accounts of 5 per cent to US$1.0 billion, broadly in line with the 6 per cent increase in average balances.

     Sales of new UK savings accounts increased markedly, and average balances rose by 15 per cent, driven by a greater front-line focus, competitive pricing and the launch of new products, including ‘Regular Saver’ and ‘Online Saver’. Included in this was growth of over US$1.2 billion in First Direct’s ‘e-savings’ product, launched in September 2004. Net interest income, however, fell by 5 per cent, largely due to the non-recurrence of the benefit to spreads from base rate rises in 2004, and a slight reduction in margin. The latter arose from competitive pricing initiatives partly designed to improve brand awareness and widen product consideration.

     In Turkey, innovative marketing initiatives and advertising campaigns, with an emphasis on attracting new customers, contributed to strong growth in net interest income, which more than doubled compared with 2004. Average card balances increased by 66 per cent to US$0.9 billion, and average mortgage balances more than doubled to US$0.6 billion. Higher card usage by existing customers, higher average mortgage advances and a 7 per cent increase in overall customer numbers contributed to the growth.

     In France, net interest income was broadly in line with 2004. Marketing campaigns in the run-up to the rebranding exercise contributed to a 54 per cent increase in mortgage sales in a buoyant market, and a resulting 18 per cent increase in average balances. Cross-sales of current and special regulated savings accounts were strong, and average deposit balances grew by 4 per cent to US$14.9 billion. The benefit of this balance sheet expansion was largely offset by lower spreads, as competitive pricing reduced yields on lending products, and the maturing of older, higher-yielding investments reduced the funding benefit from deposits.

     Excluding net interest income, net operating income before loan impairment charges grew by 16 per cent to US$3,386 million, of which 12 percentage points was in the UK and largely attributable to increased fees associated with the increase in personal lending, mortgage and credit card volumes described above. Increased card utilisation also led to higher cash advance fees and currency conversion income. An improved investment fund offering, following the depolarisation of the previously tied sales force, was reflected in a 5 per cent increase in related commissions. In Turkey, fee income benefited from increased lending activity. In France, privatisations boosted brokerage income, and new product launches and marketing aided growth in insurance and investment sales.

     Under IFRSs, changes in presentation from 1 January 2005, notably for certain contracts previously accounted for as insurance, and with the designation of insurance-related assets at fair value, caused large movements within certain individual income lines. These had negligible impact on income overall. There was also a US$32 million gain from the fair value measurement of options linked to French home-savings products.

     Loan impairment charges of US$1,711 million were 73 per cent higher than 2004, the majority of which occurred in the UK. In large part, this reflected the strong growth in higher margin credit card and other unsecured lending in recent years. Weakening economic conditions and sharply rising personal bankruptcies, following the change in legislation in 2004, were also significant contributors.

     Loan impairment charges as a percentage of period end net customer advances rose from 0.8 to 1.4 per cent.

     HSBC responded to the weaker UK credit environment by further refining its credit eligibility criteria, and by enhancing its credit scorecards with

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

full positive credit reference data. HSBC became the first UK high street clearing bank to share full customer credit performance data in 2005. Underwriting activity was also further centralised. Collections capabilities were enhanced, resulting in an increase in amounts collected, and resources were added to the Retail Credit Risk Management function. As a result, lending activity in the second half of the year indicated that the credit quality of more recent unsecured lending had improved.

     Higher charges in Turkey were broadly in line with balance sheet growth, while credit quality in France remained sound.

     Operating expenses were broadly in line with 2004. The 7.5 percentage point fall in the cost efficiency ratio, to 58 per cent, was largely driven by productivity improvements in the UK. This reflected the benefits of the cost reduction strategy introduced in 2004. Increased focus on direct channels, and the greater centralisation of support functions enabled by this, reduced the UK cost base in 2005, which also benefited from the non-recurrence of the restructuring costs incurred in implementing this strategy. Costs in 2004 also included amounts for compensation expected to be payable to UK customers for shortfalls on certain mortgage endowment policies and investment products. Operating expenses in 2005 included the initial phase of a UK branch refurbishment programme designed to improve customer experience, which added US$73 million to costs.

     In France, a 2 per cent increase in operating expenses was driven by the recruitment of additional sales staff, as well as the rebranding exercise and associated marketing expenditure. In Turkey, marketing costs increased by 30 per cent and staff costs by 33 per cent, largely in support of the growing credit card business.

     Commercial Banking reported pre-tax profits of US$1,939 million, an increase of 18 per cent. In highly competitive markets, revenues grew by 6 per cent and profit improvement largely reflected reduced costs, more than offsetting higher loan impairment charges.

     In the UK, improved market segmentation led to a more acute focus on the needs of individual customers and underpinned a 20 per cent increase in pre-tax profits. The establishment in 2004 of Corporate Banking Centres to improve the service offered to MMEs, and Commercial Centres focusing on larger SMEs, together with the recruitment of additional sales staff, contributed to a 6 per cent increase in customers and strong growth in lending. Revenues responded strongly, and costs were lower following a reorganisation in the UK in 2004 to improve efficiency. UK credit quality experienced some weakening in the fourth quarter of 2005, reflecting higher interest rates and the resulting slowdown in consumer spending. However, the quality of HSBC’s commercial lending book remained strong overall with impairment charges continuing to run below historic levels: as in prior periods, loan impairment charges principally reflected allowances against a small number of accounts.

     Net interest income increased by 16 per cent. In the UK, lending and overdraft balances increased by 23 per cent, or US$6.6 billion, as a result of strong customer demand. HSBC increased its lending market share, with particularly strong growth in the property, distribution and services sectors. In invoice financing, a 12 per cent increase in customer numbers supported by a sales force realignment led to higher balances and a 10 per cent increase in net interest income. Risk-based pricing improved overdraft spreads by 15 basis points, while term lending margins were in line with 2004.

     A campaign designed to secure a greater share of the commercial savings market, in part through more competitive pricing, contributed to an 11 per cent increase in UK deposit balances, with spreads falling by 16 basis points. Overall, UK commercial customer liability balances benefited from both deposit growth and a 12 per cent increase in current account balances. Current account customer numbers rose to over 700,000 with over 20,000 customers switching their business to HSBC following marketing and advertising campaigns in 2005. In the UK, HSBC attracted over 90,000 start-up accounts, representing a 20 per cent market share. Spreads on sterling current accounts fell as customers continued to migrate to interest-paying current accounts. Increases in US interest rates led to a widening of spreads on international and foreign currency current accounts.

     Net interest income in Turkey increased by 29 per cent, principally as a result of higher lending and deposit balances, which increased by 25 per cent and 19 per cent respectively. HSBC deepened its relationships with its larger commercial banking customers and recruited additional sales staff to support the launch of SME banking in the second half of 2005.

     In France, increased marketing activity highlighting HSBC’s international capabilities as CCF rebranded to HSBC France, together with a programme to align the bank’s 350 largest Commercial Banking customers with the most

Back to Contents

experienced relationship managers, led to a 10 per cent increase in medium term loan balances. Sight deposit balances grew by 7 per cent, though deposit spreads decreased as maturing funds were placed at lower prevailing interest rates.

     Net fee income increased by 2 per cent to US$1,621 million, net of IFRSs changes to switch some fees into the effective interest rate calculation, which led to a 15 per cent reduction in fee income. In the UK, higher new business volumes and lending activity contributed to a US$77 million, or 27 per cent, increase in loan and overdraft fee income. Increased customer numbers, coupled with the introduction of a new small business tariff in January 2005, led to a 13 per cent increase in current account fee income. Card acquiring income increased by 8 per cent, despite a slowdown in consumer spending driven by a 6 per cent increase in transaction volumes, reflecting merchant acquisition. A 21 per cent increase in card customer numbers contributed to higher card issuing income.

     HSBC benefited from the recruitment of additional sales staff, development of profitable relationships with brokers and the success of dedicated corporate and commercial centres. Invoice financing fee income increased by 9 per cent, benefiting from an expanded client base, while a tariff review contributed to a 16 per cent increase in treasury income. The recruitment, in both 2004 and 2005, of commercial independent financial advisors, together with the development of existing sales staff, led to a 13 per cent increase in insurance and investment income, with fee income from savings and investment products increasing by a third. Income in the vehicle and equipment leasing businesses decreased by 13 per cent, following an agreement to outsource the operational functions of the UK vehicle finance contract hire business to Lex Vehicle Leasing, which took effect from November 2005. Excluding the transfer, net fee income from leasing increased by 5 per cent.

     Loan impairment charges and other credit risk provisions increased by 26 per cent to US$378 million. In the UK, lending growth and sizeable allowances against a small number of accounts led to a US$162 million increase in charges. Overall credit quality remained relatively strong, although some deterioration was evident in the market in the last three months of 2005 as consumer spending declined. In France, new individually assessed allowances were largely offset by higher recoveries, while in Malta net releases decreased as a large release against a single customer in 2004 was not repeated.

     Operating expenses decreased by 5 per cent and, together with increased income, resulted in a 6 percentage point improvement in the cost efficiency ratio. In the UK, the non-recurrence of cost reduction expenditure in 2004, together with the resulting fall in staff numbers and strong cost control, contributed to a 10 per cent decrease in operating expenses. Although overall staff numbers declined, additional sales staff were hired to take advantage of business opportunities in support of revenue growth. These sales staff were supported by press and other advertising campaigns aimed at attracting customers switching banks and start-up businesses to HSBC, together with a campaign targeting SMEs which contributed to an increase in marketing costs.

     In France, staff recruitment, increased marketing activity and re-branding led to an 8 per cent increase in costs. Staff costs rose as HSBC France recruited additional sales staff to support business expansion, and success led to higher performance-related remuneration. Campaigns targeting top tier commercial customers and supporting product launches led to an increase in marketing expenditure, while rebranding and supporting activity to emphasise the ‘HSBC’ name change also contributed.

     In an economy which grew by 5.5 per cent in 2005, increased business activity, the launch of SME banking and the recruitment of additional sales and support staff in Turkey contributed to a rise in income and a 17 per cent increase in operating expenses.

     Corporate, Investment Banking and Markets reported a pre-tax profit of US$2,114 million, an increase of 27 per cent, compared with 2004. Revenues from all major client-related trading activities increased, particularly from the credit and rates, equities and structured derivatives businesses where HSBC has invested in upgrading its capabilities. Operating expenses rose, reflecting the first full-year cost of the expanded sales and execution capabilities. However, cost growth slowed in the second half of 2005 and in aggregate in Europe, revenue growth comfortably surpassed growth in costs. In Europe, 2005 marked the transition from the investment phase of Corporate, Investment Banking and Markets’ development strategy to a focus on implementation.

     Total operating income increased by 15 per cent to US$5,510 million. Balance sheet management and money market revenues declined by approximately 46 per cent reflecting a challenging interest rate

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

environment of higher short-term rates and a flattening yield curve.

     Corporate lending spreads remained under pressure as customers refinanced and negotiated better terms in response to falling credit spreads on virtually all publicly traded debt instruments and strong liquidity in the banking system. In the UK, the adverse impact of a 23 basis point decrease in spreads on customer lending was partly mitigated by a 7 per cent increase in lending balances. Corporate and Institutional Banking also implemented a balance sheet securitisation programme to enhance returns. In Global Transaction Banking, net interest income increased, primarily due to an increase in balances held on behalf of customers, coupled with the favourable impact of rising short-term rates. Customer deposit balances increased by 23 per cent and spreads improved by 9 basis points.

     Net fees rose by 7 per cent, partly due to an increase in earnings from the equity capital markets business. Additionally, as equity markets became more buoyant, HSBC Securities Services fees increased and assets under custody grew by 15 per cent to US$3,242 billion, primarily due to new business and market value appreciation. The asset-backed securities product also generated higher fees with several notable transactions closing in 2005. In Germany, a 31 per cent rise in net fees was driven by origination activity and higher sales of structured solutions.

     The increase in income from trading activities arose from positive revenue trends on core products within Global Markets in response to the investment made in client-facing trading capabilities. Fixed income revenues were boosted by higher volumes processed through electronic trading platforms and by the expansion of primary dealing activity in European government bond markets. In the UK, a strong performance in structured derivatives reflected investment in new hybrid derivatives and structured fund derivatives businesses, while income in the credit and rates business rose by 25 per cent as a result of higher revenues from securities trading, asset-backed securities and credit default swaps. There was growth in income from currency derivatives on the back of increasing client business.

     Other income was boosted by gains from the restructuring and syndication of existing assets in Global Investment Banking.

     Gains from sales of financial investments increased significantly to US$396 million, due to higher realisations from Private Equity.

     The overall credit environment remained favourable, with a net recovery in 2005 as in 2004. There were, however, lower recoveries of loan impairment charges in the UK and France, as HSBC had benefited from a number of successful refinancings in 2004. In Italy, a net recovery reflected relatively lower allowances against loan impairment, coupled with releases of provisions made in 2004.

     Operating expenses increased by 9 per cent to US$3,647 million, partly from the first full year effect of recruitment in 2004 and partly from a further 980 people recruited in 2005 to deliver the expanded capabilities reflected in the revenue gains described above. Extensive investment was also made to develop the infrastructure and technology platform required to integrate and support the business expansion. In Global Markets, costs rose as new capabilities were added to the cash equities platform, the structured derivatives business in the UK and the credit and rates business. An increase in operational costs, particularly in Global Transaction Banking, was due to higher transaction volumes.

     Private Banking reported a pre-tax profit of US$539 million, an increase of 23 per cent compared with 2004, driven by strong growth in client assets, transaction volumes and the lending book. Operating expenses rose with a recruitment-driven increase in staff costs partly offset by efficiency savings and the non-recurrence of restructuring costs in France in 2004.

     Net interest income increased by 31 per cent, driven by strong balance sheet growth in the UK, Switzerland and, to a lesser extent, Germany. Overall, lending balances increased by 21 per cent to US$16.7 billion, as clients borrowed in the low interest rate environment to make alternative investments. This included strong growth in UK mortgage balances, which increased by 39 per cent, in part reflecting synergies with HSBC’s residential property advisory business. Deposits increased by 20 per cent to US$38.6 billion, as new clients placed cash prior to investment.

     Client assets, including deposits, increased by 22 per cent to US$174.7 billion. Net new money of US$23.4 billion reflected notably strong inflows in Switzerland, Germany, Monaco and the UK. In Switzerland, an increased marketing effort and successful product placement aided net new money of US$9.6 billion. In Germany, US$7.6 billion of new money was predominantly due to the success of a new wealth management team. In Monaco, a focus on building the onshore business generated inflows of US$4.1 billion, while in the UK, cross-referrals

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

with the wider Group contributed to nearly one quarter of the US$1.6 billion of new money.

     A US$20 million lower performance fee from a public equity fund dedicated to Russia was more than offset by increased core fees and commissions in line with growth in client assets, and transactional income as new clients invested. Higher fee income also reflected growth in discretionary and advisory managed assets, and volume growth, which was boosted by the success of new products launched in 2005, notably in alternative investments. Gains from financial investments in both 2004 and 2005 were mainly on the sale of debt instruments. The overall gain in 2005 of US$27 million was 17 per cent lower than in the previous year.

     The net release of loan impairment charges in 2005 related largely to specific clients; improved credit quality overall also led to a release of collective impairment provisions.

     Operating expenses rose by 11 per cent, of which front office recruitment and increased performance-related remuneration comprised 4 and 5 percentage points respectively. Investment costs, largely in IT and marketing, and supporting business growth contributed further to the increase. These were in part offset by back office efficiency savings and lower restructuring costs following 2004’s merger of HSBC’s four French private banks.

     Within Other, net operating income benefited from the change to the presentation of inter-company preference share dividends received from Hong Kong under IFRSs from 1 January 2005. Head office operating expenses increased, reflecting higher brand advertising and marketing costs, increased professional fees incurred to comply with additional regulatory requirements including Sarbanes-Oxley and Basel II, and restructuring costs. In 2004, operating expenses benefited from the release of litigation provisions.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) before tax by customer group

	Year ended 31 December 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	5,309	2,659	827	548	95	(1,217)	8,221
Net fee income	2,314	1,621	1,339	730	295	–	6,299
Trading income/(expense) excluding net interest income	81	16	1,493	93	(23)	–	1,660
Net interest income/(expense) on trading activities	3	2	159	–	(5)	1,217	1,376

Net trading income/(expense)	84	18	1,652	93	(28)	1,217	3,036
Net income/(expense) from financial instruments designated at fair value .	305	71	17	–	(31)	–	362
Gains less losses from
financial investments	(4)	4	396	27	16	–	439
Dividend income	2	7	27	9	18	–	63
Net earned insurance
premiums	1,220	115	–	–	264	–	1,599
Other operating income	42	178	1,252	18	329	(216)	1,603

Total operating income	9,272	4,673	5,510	1,425	958	(216)	21,622
Net insurance claims[1]	(577)	(62)	–	–	(179)	–	(818)

Net operating income
before loan
impairment charges and
other credit risk
provisions	8,695	4,611	5,510	1,425	779	(216)	20,804
Loan impairment charges
and other credit risk
provisions	(1,711)	(378)	155	5	–	–	(1,929)

Net operating income	6,984	4,233	5,665	1,430	779	(216)	18,875
Total operating expenses	(5,058)	(2,301)	(3,647)	(891)	(958)	216	(12,639)

Operating profit/(loss)	1,926	1,932	2,018	539	(179)	–	6,236
Share of profit/(loss) in
associates and joint
ventures	6	7	96	–	11	–	120

Profit/(loss) before tax	1,932	1,939	2,114	539	(168)	–	6,356

	%	%	%	%	%		%
Share of HSBC’s profit
before tax	9.2	9.2	10.1	2.6	(0.8)		30.3
Cost efficiency ratio	58.2	49.9	66.2	62.5	122.9		60.8

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to
customers (net)	120,302	66,965	107,899	17,368	3		312,537
Total assets	143,095	80,864	367,893	40,971	3,880		636,703
Customer accounts	122,118	61,789	109,086	41,206	1		334,200
Loans and advances to
banks (net)[3]			34,218
Trading assets, financial
instruments designated at
fair value, and financial
investments[3]			168,062
Deposits by banks[3]			45,075

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.
3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

Back to Contents

	Year ended 31 December 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	4,644	2,305	1,403	421	325	–	9,098
Net fee income	2,110	1,593	1,261	658	358	–	5,980
Trading income	–	116	735	104	42	–	997
Net investment income/
(expense) on assets
backing policyholders’
liabilities	445	127	–	–	(1)	–	571
Gains less losses from
financial investments	–	1	122	33	(2)	–	154
Dividend income/(expense)	–	36	526	5	(9)	–	558

Net earned insurancepremiums	1,254	409	12	–	200	–	1,875
Other operating income	26	285	770	19	255	(180)	1,175

Total operating income	8,479	4,872	4,829	1,240	1,168	(180)	20,408
Net insurance claims[1]	(1,026)	(487)	–	–	(115)	–	(1,628)

Net operating income
before loan impairment
charges and other credit
risk provisions	7,453	4,385	4,829	1,240	1,053	(180)	18,780
Loan impairment charges
and other credit risk
provisions	(939)	(306)	207	4	1	–	(1,033)

Net operating income	6,514	4,079	5,036	1,244	1,054	(180)	17,747
Total operating expenses	(4,898)	(2,422)	(3,380)	(806)	(702)	180	(12,028)

Operating profit	1,616	1,657	1,656	438	352	–	5,719
Share of profit in associates
and joint ventures	5	6	12	–	14	–	37

Profit before tax	1,621	1,663	1,668	438	366	–	5,756

	%	%	%	%	%		%
Share of HSBC’s profit
before tax	8.6	8.8	8.8	2.3	1.9		30.4
Cost efficiency ratio	65.7	55.2	70.0	65.0	66.7		64.0

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to
customers (net)	118,796	67,458	75,628	15,676	2		277,560
Total assets	143,515	83,289	273,906	40,140	4,707		545,557
Customer accounts	121,599	57,798	78,031	35,140	–		292,568
The following assets and
liabilities were significant
to Corporate, Investment
Banking and Markets:
Loans and advances to
banks (net)			47,802
Trading assets, financial
instruments designated at
fair value, and financial
investments			116,492
Deposits by banks			53,646

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Hong Kong
Profit before tax by customer group
	Year ended 31 December

	2005	2004
	US$m	US$m

Personal Financial Services	2,628	2,063
Commercial Banking	955	904
Corporate, Investment Banking and Markets	922	1,603
Private Banking	190	131
Other	(178)	129

	4,517	4,830

Profit before tax

	Year ended 31 December

	2005	2004
	US$m	US$m

Net interest income	4,064	3,638
Net fee income	1,674	1,703
Trading income	546	659
Net expense from financial instruments designated at fair value	(6)	–
Net investment income on assets backing policyholders’ liabilities	–	314
Gains less losses from financial investments	108	175
Dividend income	41	27
Net earned insurance premiums	2,334	2,247
Other operating income	805	536

Total operating income	9,566	9,299
Net insurance claims incurred and movement in policyholders’ liabilities	(2,059)	(2,154)

Net operating income before loan impairment charges and other credit risk provisions	7,507	7,145
Loan impairment charges and other credit risk provisions	(146)	220

Net operating income	7,361	7,365
Total operating expenses	(2,867)	(2,558)

Operating profit	4,494	4,807
Share of profit in associates and joint ventures	23	23

Profit before tax	4,517	4,830

	%	%
Share of HSBC’s profit before tax	21.5	25.5
Cost efficiency ratio	38.2	35.8

Year-end staff numbers (full-time equivalent)	25,931	25,552

	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	83,208	78,824
Loans and advances to banks (net)	42,751	45,710
Trading assets, financial instruments designated at fair value, and financial investments	81,631	75,721
Total assets[2]	222,822	213,458
Deposits by banks	4,708	4,325
Customer accounts	173,726	178,033

1	Third party only.
2	Excluding Hong Kong Government certificates of indebtedness.

Back to Contents

Hong Kong’s economy grew by 7.3 per cent in 2005, down from the growth of 8.6 per cent achieved in 2004. Robust domestic demand provided strong support, particularly in the second half of the year, and external trade maintained its rapid rate of growth. Despite a substantial rise of more than 3 per cent in local interest rates in 2005, domestic demand continued to expand, reflecting a sustained improvement in business and consumer confidence. Increased consumer spending, spurred by greater job security as unemployment fell, and improving household incomes, became a key driver of growth in the latter part of the year. The rise in domestic spending more than offset the slower growth in tourists’ spending which occurred in 2005, particularly among mainland visitors, and consumer optimism remained unaffected by a cooling in the property market induced by the higher interest rate environment. Hong Kong’s strong export performance also propelled growth, benefiting from sustained external demand and foreign importers building up inventories as trade talks continued on textile quotas between mainland China and its major trading partners. Domestic exports also picked up, reflecting increased local production. In 2005, inflation rose to 1.1 per cent, mainly driven by increased demand for property rentals.

     HSBC’s operations in Hong Kong reported a pre-tax profit of US$4,517 million, compared with US$4,830 million in 2004. IFRSs changes to the treatment of preference share dividends led to a US$387 million decrease in pre-tax profits. Excluding this, profits increased by 2 per cent. Subdued profit growth was largely attributable to a turnaround in loan impairment charges, as 2004 benefited from non-recurring releases from general provisions, and a fall in balance sheet management revenues. Pre-tax profits in Hong Kong represented around 22 per cent of HSBC’s total profit at this level. In Corporate, Investment Banking and Markets, balance sheet management revenues were negatively affected by the influence of short-term interest rate rises and a flattening yield curve. Expense growth in Corporate, Investment Banking and Markets reflected the first full-year effect of the investment made to support business expansion. Pre-tax profits of Personal Financial Services and Commercial Banking grew by 27 per cent and 6 per cent respectively, benefiting from a sharp rise in deposit spreads as short-term interest rates increased in a benign credit environment.

     The commentary that follows is on an underlying basis.

     Personal Financial Services reported a pre-tax profit of US$2,628 million, 27 per cent higher than in 2004. This was largely due to widening deposit spreads, deposit growth and improved credit quality. During the year, HSBC placed considerable emphasis on maintaining its leadership position and meeting customer needs in both the credit cards and insurance businesses. Market share of both spend and balances grew in respect of credit cards along with strong insurance revenue growth.

     Net interest income grew by 30 per cent to US$2,618 million. During 2005, interest rates in Hong Kong rose significantly, reflecting rising US dollar interest rates. In addition, adjustments to the Hong Kong: US dollar linked exchange rate system reduced the likelihood of an upward realignment of the Hong Kong dollar, prompting a reversal of much of the inward flows from investors that had depressed local market rates in 2004. Consequently, deposit spreads widened to more normal levels after the exceptionally low spreads experienced in 2004. Interest rate rises also helped stimulate growth in average deposit balances as investor sentiment moved away from long-term equity-related investments into shorter-term liquid deposits. Despite the competitive deposit market, average balances grew by US$2.9 billion, or 3 per cent.

     The mortgage market remained highly competitive during 2005. During the first half of the year, HSBC did not aggressively compete on price but maintained a selective approach to mortgage approvals, mainly by offering competitive rates to the existing customer base. Yields gradually improved during the year, as HSBC repriced upwards following a series of interest rates increases. Spreads declined compared with 2004, as improvements in yields were more than offset by higher funding costs following rising interest rates. Average mortgage balances, excluding the reduction in balances under the suspended Hong Kong Government Home Ownership Scheme (‘GHOS’) grew by 1 per cent, despite the highly competitive environment.

     Average credit card balances grew by 10 per cent, and HSBC’s market share of card balances also increased by 550 basis points led by targeted promotional campaigns and rewards programmes. These volume benefits were more than offset by lower spreads, mainly due to higher funding costs as interest rates rose.

     Net fees fell by 6 per cent to US$740 million, driven mainly by lower sales of unit trusts and capital guaranteed funds, partly offset by higher sales of structured deposit products and open-ended funds. A 34 per cent fall in unit trust fee income was driven by a change in market sentiment during 2005.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

The combined effect of higher interest rates and a flattening yield curve reduced customer demand for capital guaranteed funds and longer-term equity related investment products. Investors preferred shorter-term investment products which in turn generated lower fees. Revenues from open-ended fund sales reflected this, increasing by 32 per cent to US$95 million with the introduction of 173 new funds increasing the choice of funds available to investors. This was an important strategic initiative to position HSBC as the leading investment service provider in Hong Kong, where customers can now choose from over 300 funds.

     Revenues from structured deposit products grew, with strong sales volumes aided by new products launched. The success of the Exclusive Placement Service, launched in 2004 for HSBC Premier customers, continued with year-on-year revenue growth of 178 per cent. The service offers an extensive product range of yield enhancement options, re-priced daily and linked to foreign exchange or interest rates. IPO certificate of deposit offerings doubled. These were partly offset by lower revenues from ‘Deposit plus’ and ‘Equity linked note’ products.

     Fee income from credit cards grew by 9 per cent, reflecting a 21 per cent increase in spending along with a 15 per cent rise in the number of cards in circulation to four million. In stockbroking and custody services, new services were launched aimed at facilitating securities management by customers. Competitive pricing and a high quality of service on the internet led to a 15 per cent growth in customers holding securities with HSBC.

     HSBC continued to place significant emphasis on the growth and development of its insurance business, and increased the range of products offered. Insurance revenues grew by 20 per cent, aided by new products launched which included the ‘Five year excel’ and the ‘Three year express wealth’ joint life insurance and wealth products. HSBC was Hong Kong’s leading online insurance provider, offering 12 insurance products. This, coupled with competitive pricing, led to a 91 per cent growth in online insurance revenues. Medical insurance products were enhanced and heavily marketed in response to the growing public demand for private medical protection to complement new medical reforms being introduced.

     Improvements in credit conditions, which benefited from economic growth, higher property prices and lower bankruptices, underpinned a net release of loan impairment charges and other credit risk provisions of US$11 million in 2005, compared with a net charge of US$56 million in 2004. This was mainly driven by continued improvement in credit quality within the credit card portfolio, and a collective provision release of US$23 million in respect of prior year impairment allowances on the restructured lending portfolio. The strong housing market also enabled individually assessed allowance releases of US$24 million in the mortgage portfolio. There was also a release of US$11 million in respect of collective loan impairment allowances, benefiting from the improved economic conditions highlighted above.

     Operating expenses fell by 4 per cent to US$1,305 million. This was largely due to a change in the method by which centrally incurred costs are allocated to the customer groups. IT development costs rose in support of future growth initiatives, and higher marketing and advertising expenditures were incurred on behalf of organic growth. Staff costs were marginally lower this year. Branch teams were restructured to dedicate more staff to sales and customer service, and significant improvements were made to the reward structure to ensure retention of high calibre individuals. Overall, headcount in the branch network fell by 4 per cent, reflecting operating efficiency improvements and higher utilisation of the Group Service Centres.

     Pre-tax profits in Commercial Banking increased by 6 per cent to US$955 million. Increased deposit spreads and a rise in lending and deposit balances led to higher net interest income, though this was partly offset by larger loan impairment charges and the non-recurrence of loan allowance releases.

     Net interest income increased by 60 per cent as a result of increased deposit spreads and growth in both assets and liabilities. The appointment of a number of experienced relationship managers to service key accounts, together with the establishment of core business banking centres, contributed to growth in both deposits and lending. Interest rate rises led to a 67 basis point increase in deposit spreads and, together with active management of the deposit base, contributed to increased customer demand for savings products which resulted in a 6 per cent increase in deposit balances to US$28.7 billion. The introduction of a pre-approved lending programme for SMEs, together with strong demand for credit in the property, manufacturing, trading and retail sectors, contributed to a 29 per cent increase in lending balances. However, increased competition reduced lending spreads by 43 basis points. Current account customers rose by 2 per cent to 329,000 and, together with higher spreads, contributed to an 81 per cent increase in current account net interest income.

Back to Contents

The ‘BusinessVantage’ all-in-one account continued to perform strongly, with customers increasing by 23 per cent, which led to income more than doubling in 2005.

     Net fee income increased by 10 per cent to US$402 million as a result of efforts to encourage cross-sales, which led to an increase in average products per customer. Investment in HSBC’s insurance business, including the establishment of a new Commercial Banking insurance division in October 2005, delivered a 10 per cent increase in insurance income. Enhanced product offerings and focused sales efforts in the areas of currency and interest rate management products more than doubled income. Growth in the number of merchant customers following targeted marketing campaigns, together with higher consumer spending, led to a 22 per cent increase in card income. However, these increases were partly offset by a reduced contribution from investment products, even though sales increased by 20 per cent, reflecting changes in the product mix, as demand for capital protected funds decreased in the rising interest rate environment.

     Loan impairment charges and other credit risk provisions of US$168 million contrasted with net recoveries in 2004, and included a significant charge against a client in the manufacturing sector. Releases and recoveries in 2005 were lower, although impaired loans as a proportion of lending balances decreased.

     Operating expenses were 3 per cent higher, principally as a result of staff recruitment to support business development and expansion. This was particularly true with respect to business with mainland China, where additional resources were focused on increasing cross-sales and insurance income. Expenditure on new marketing campaigns promoted HSBC’s lower-cost delivery channels. These campaigns, together with additional investment to increase customer access to ATMs and cheque deposit machines, grew the proportion of transactions using low cost channels to 35 per cent from 25 per cent in 2004. This released staff to concentrate on increasing sales and offering enhanced customer service.

     Corporate, Investment Banking and Markets reported a pre-tax profit of US$922 million, 43 per cent lower than in 2004, primarily driven by a decline in net interest income in Global Markets and lower recoveries and releases of loan impairment allowances. In addition, operating expenses increased in line with initiatives taken to extend the product range in Global Markets and to strengthen the Global Investment Banking advisory platform for Asia in Hong Kong.

     A 19 per cent decline in total operating income was driven by a 74 per cent fall in balance sheet management and money market revenues due to rising short-term US and Hong Kong interest rates and flattening yield curves.

     In Corporate and Institutional Banking, deposit spreads increased in line with higher local interest rates, although this was offset by lending spreads which fell amidst fierce local competition. In Global Transaction Banking revenues increased, benefiting from the improvement in deposit spreads, together with higher deposit balances as business volumes grew from the upgraded cash management service delivered through HSBCnet.

     Net fees fell by 19 per cent, driven primarily by a reduction in structured finance revenues. However, a number of significant equity related transactions were concluded. Fee income from Group Investment Businesses was boosted by sales of investment products and a US$3.7 billion growth in funds under management.

     Income from trading activities rose as new structured product capabilities were added in respect of credit, equities, interest rate and foreign exchange trading. Higher foreign exchange derivatives revenues reflected an increased focus on sales and execution. These gains were partly offset by a decline in sales of structured product solutions to the personal and commercial businesses, as retail investors switched to shorter deposit products in the higher interest rate environment. Losses were also incurred on the trading of Asian high-yield bonds, where revenues fell following the downgrading of the automobile sector in the first half of 2005.

     The overall credit environment remained favourable and there was a small net release of loan impairment charges, although this was below levels seen in 2004 when HSBC benefited from corporate restructuring and refinancing in the property, industrial and telecommunications sectors.

     A 20 per cent rise in operating expenses was due to the first full-year impact of the investment made in Hong Kong’s Corporate, Investment Banking and Markets businesses. Employee compensation and benefits rose by 24 per cent, in part driven by an increase in senior relationship managers recruited to extend coverage along industry sector lines. In total, over 90 people were recruited to support the expansion. Technology and infrastructure costs rose as support and control functions added new

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

resources and improved services to facilitate business expansion.

     Private Banking contributed a pre-tax profit of US$190 million, an increase of 45 per cent compared with 2004. The benefits of strong growth in client assets, and consequently higher brokerage and trading income, were partly offset by the adverse effect of a flattening yield curve on income from the investment of surplus liquidity.

     Net operating income was 29 per cent higher than in 2004. A 25 per cent increase in fee income reflected higher client assets, as well as the benefits of a strategy to increase the level of higher fee generating discretionary managed assets, which increased by 50 per cent during the year. Trading income increased by 39 per cent, boosted by higher volumes which reflected growth in the customer base, and a generally buoyant market. Revenue from bond trading increased by 13 per cent, and from foreign exchange and sales of structured products by 6 and 21 per cent respectively. Gains from financial investments of US$16 million were mainly from the sale of debt instruments.

     Overall, client assets increased by 17 per cent to US$47.3 billion. Net new money inflows of US$5.8 billion were notably strong, with recruitment of front office staff, the success of last year’s launch of the ‘HSBC Private Bank’ brand, and cross-referrals with the wider Group all contributing to the growth. Marketing, successful product placement and the enhancement of the related front office teams also aided in the increase of discretionary managed assets, with a near doubling of assets invested in the Strategic Investment Solutions product.

     Operating expenses increased by 14 per cent. Costs from front office recruitment, and higher expenditure on marketing in support of the growing customer base, were partly offset by the non-recurrence of rebranding costs in 2004.

     In Other, gains on the sale of investments and properties decreased by US$136 million in 2005, following significant sales in 2004. These were partly offset by increased gains on the revaluation of properties of US$70 million. Net interest income decreased as, from 1 January 2005 under IFRSs, dividends paid on certain intra-group preference shares were reclassified from non-equity minority interests to net interest income; this was partly offset by higher earnings on US dollar denominated assets following interest rate rises in the US.

Back to Contents

Profit/(loss) before tax by customer group

	Year ended 31 December 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	2,618	1,096	607	75	(529)	197	4,064
Net fee income	740	402	431	93	8	–	1,674
Trading income/(expense)
excluding net interest
income	67	48	601	140	(83)	–	773
Net interest income/(expense)
on trading activities	–	–	(40)	–	10	(197)	(227)
Net trading income/(expense)	67	48	561	140	(73)	(197)	546
Net income/(expense) from
financial instruments
designated at fair value	41	(84)	14	–	23	–	(6)
Gains less losses from
financial investments	–	–	–	16	92	–	108
Dividend income	1	2	18	–	20	–	41
Net earned insurance
premiums	2,238	77	19	–	–	–	2,334
Other operating income	230	35	83	13	682	(238)	805

Total operating income	5,935	1,576	1,733	337	223	(238)	9,566

Net insurance claims[1]	(2,016)	(34)	(9)	–	–	–	(2,059)

Net operating income before
loan impairment charges
and other credit risk
provisions	3,919	1,542	1,724	337	223	(238)	7,507
Loan impairment
charges/(recoveries) and other
credit risk provisions	11	(168)	7	3	1	–	(146)

Net operating income	3,930	1,374	1,731	340	224	(238)	7,361

Total operating expenses	(1,305)	(419)	(809)	(150)	(422)	238	(2,867)

Operating profit/(loss)	2,625	955	922	190	(198)	–	4,494
Share of profit in associates
and joint ventures	3	–	–	–	20	–	23

Profit/(loss) before tax	2,628	955	922	190	(178)	–	4,517

	%	%	%	%	%		%
Share of HSBC’s profit
before tax	12.5	4.6	4.4	0.9	(0.9)		21.5
Cost efficiency ratio	33.3	27.2	46.9	44.5	189.0		38.2

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to
customers (net)	34,318	20,292	23,712	3,107	1,779		83,208
Total assets[3]	40,244	25,625	133,005	7,621	16,327		222,822
Customer accounts	105,801	37,417	21,070	9,216	222		173,726
Loans and advances to
banks (net)[4]			39,164
Trading assets, financial instruments designated at fair value, and financial investments[4]			63,813
Deposits by banks[4]			4,373

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.
3	Excluding Hong Kong Government certificates of indebtedness.
4	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) before tax by customer group (continued)

	Year ended 31 December 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	2,015	684	998	85	(144)	–	3,638
Net fee income/(expense)	786	365	529	75	(52)	–	1,703
Trading income/(expense)	47	39	476	101	(4)	–	659
Net investment income on
assets backing policy-
holders’ liabilities	118	196	–	–	–	–	314
Gains less losses from
financial investments	(2)	–	2	–	175	–	175
Dividend income	2	1	2	–	22	–	27
Net earned insurance
premiums	1,620	609	19	–	(1)	–	2,247
Other operating income	294	52	101	(2)	561	(470)	536

Total operating income	4,880	1,946	2,127	259	557	(470)	9,299

Net insurance claims[1]	(1,400)	(742)	(12)	–	–	–	(2,154)

Net operating income before
loan impairment charges and
other credit risk provisions	3,480	1,204	2,115	259	557	(470)	7,145
Loan impairment charges and
other credit risk provisions	(56)	110	164	4	(2)	–	220

Net operating income	3,424	1,314	2,279	263	555	(470)	7,365

Total operating expenses	(1,364)	(406)	(674)	(132)	(452)	470	(2,558)

Operating profit	2,060	908	1,605	131	103	–	4,807
Share of profit/(loss) in
associates and joint ventures	3	(4)	(2)	–	26	–	23

Profit before tax	2,063	904	1,603	131	129	–	4,830

	%	%	%	%	%		%
Share of HSBC’s profit
before tax	10.9	4.7	8.5	0.7	0.7		25.5
Cost efficiency ratio	39.2	33.7	31.9	51.0	81.1		35.8

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to
customers (net)	33,646	17,883	22,440	2,954	1,901		78,824
Total assets[3]	37,742	23,272	129,986	7,490	14,968		213,458
Customer accounts	114,302	35,226	18,903	9,264	338		178,033
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to
banks (net)			42,515
Trading assets, financial instruments designated at fair value, and financial investments			59,703
Deposits by banks			4,205

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.
3	Excluding Hong Kong Government certificates of indebtedness.

Back to Contents

Rest of Asia-Pacific (including the Middle East)

Profit/(loss) before tax by customer group and by country

	Year ended 31 December

	2005	2004
	US$m	US$m

Personal Financial Services	377	336
Commercial Banking	818	483
Corporate, Investment Banking and Markets	1,207	942
Private Banking	78	60
Other	94	26

	2,574	1,847

	Year ended 31 December

	2005	2004
	US$m	US$m

Australia and New Zealand	111	84
Brunei	35	33
India	212	178
Indonesia	113	76
Japan	(1)	50
Mainland China	334	32
Malaysia	236	214
Middle East (excluding Saudi Arabia)	481	298
Philippines	41	38
Saudi Arabia	236	122
Singapore	289	272
South Korea	94	89
Taiwan	68	107
Thailand	61	60
Other	264	194

	2,574	1,847

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit before tax

	Year ended 31 December

	2005	2004
Rest of Asia-Pacific (including the Middle East)	US$m	US$m

Net interest income	2,412	2,060
Net fee income	1,340	1,041
Trading income	860	494
Net income from financial instruments designated at fair value	58	–
Net investment income on assets backing policyholders’ liabilities	–	32
Gains less losses from financial investments	18	17
Dividend income	5	3
Net earned insurance premiums	155	97
Other operating income	335	146

Total operating income	5,183	3,890
Net insurance claims incurred and movement in policyholders’ liabilities	(166)	(82)

Net operating income before loan impairment charges and other credit risk provisions	5,017	3,808
Loan impairment charges and other credit risk provisions	(134)	(89)

Net operating income	4,883	3,719
Total operating expenses	(2,762)	(2,087)

Operating profit	2,121	1,632
Share of profit in associates and joint ventures	453	215

Profit before tax	2,574	1,847

	%	%

Share of HSBC’s profit before tax	12.3	9.8
Cost efficiency ratio	55.1	54.8
Year-end staff numbers (full-time equivalent)	55,577	41,031

	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	70,016	60,663
Loans and advances to banks (net)	19,559	14,887
Trading assets, financial instruments designated at fair value, and financial investments	30,348	31,065
Total assets	142,014	120,530
Deposits by banks	7,439	8,046
Customer accounts	89,118	78,613

1	Third party only.

Mainland China’s economy grew by 9.9 per cent in 2005. Despite ongoing monetary tightening, total urban fixed asset investment growth showed no sign of slowing, though investment in steel and real estate sectors moderated. Consumer spending also remained strong, with retail sales growing by 13 per cent in 2005. Producer price inflation slowed, but still remained above 3 per cent thanks to strong investment demand. In July 2005, the People’s Bank of China announced that, with immediate effect, the arrangement by which the renminbi (‘RMB’) was pegged to the US dollar would be replaced with a managed float. Initially, the exchange rate was set at US$1 to RMB8.11, equivalent to an appreciation of approximately 2 per cent. This had little impact on export growth, which remained very strong, boosting China’s annual trade surplus from US$32 billion in

2004 to US$102 billion in 2005. Growth in food prices slowed as China's grain production increased 3 per cent in 2005. This lowered consumer price inflation to 1.8 per cent from 3.9 per cent at the end of 2004.

     Japan’s economy in 2005 achieved its strongest growth in five years, and the long process of structural readjustment following the collapse in asset prices was largely completed. In particular, the excess corporate capacity, employment and debt of the past decade was eliminated, and bank impaired loans returned to historically normal levels. After a downturn which began in mid-2004, exports began to recover vigorously in March 2005, led by strong demand from mainland China. The decline in corporate borrowing ceased, and the end of net corporate debt reduction freed up cash which drove

Back to Contents

stronger growth in private capital investment. The tightening of the labour market boosted employment and led to a sustained rise in real wages for the first time in five years, providing strong support for consumer spending. The rise in the core consumer price index in November 2005 set the stage for the end of the Bank of Japan’s quantitative easing policy.

     Elsewhere in the region, most economies performed impressively in 2005, in particular India’s. The main drivers of growth were exports, demand for technology, and domestic consumption. Investment demand, by contrast, remained weak. Strong domestic growth and continued firmness in energy prices resulted in an increase in inflationary pressures, especially in Indonesia and Thailand, where fuel subsidies were lowered or removed. Central banks in both these countries increased rates substantially. Elsewhere, particularly in South Korea and Taiwan, energy prices did not significantly affect headline inflation, and the benign inflationary environment was maintained with less need for monetary tightening. Most Asian currencies ended the year strongly against the US dollar.

     2005 was a good year economically for the Middle East, where growth was boosted by high oil prices and additional capacity in downstream oil and gas, real estate, transportation and tourism. Long-term growth was reinforced through economic liberalisation. The result was to encourage private sector investment in both established and new sectors of the region’s economy. Regional interest rates mirrored US dollar rate increases during the year without any noticeable effect on credit growth, though inflationary pressures arose from the US dollar’s weakness and general economic expansion. GDP growth is estimated by the International Monetary Fund to have been over 6 per cent in Saudi Arabia in 2005. Economies in the region which are not as dependent on oil also performed well, with the United Arab Emirates, for example, registering strong growth in non-oil sectors such as financial services and tourism.

     HSBC’s operations in the Rest of Asia-Pacific reported a pre-tax profit of US$2,574 million, compared with US$1,847 million in 2004, representing an increase of 39 per cent. On an underlying basis, pre-tax profits grew by 29 per cent and represented around 12 per cent of HSBC’s equivalent total profit. Strong growth across the majority of countries in the region resulted in higher revenues across all customer groups.

     The commentary that follows is on an underlying basis.

     Personal Financial Services reported a pre-tax profit of US$377 million, an increase of 6 per cent compared with 2004, reflecting higher net interest income led by strong asset and deposit growth, increased fee income and higher income from investments in the Middle East and mainland China. Costs in support of business expansion rose and were broadly in line with revenue growth. Higher loan impairment charges reflected growth in credit card lending and the non-recurrence in 2005 of loan impairment provision releases in 2004.

     Net interest income grew by 25 per cent to US$1,208 million, reflecting strong growth across the majority of countries in the region. Deposit balances generally grew strongly during 2005. This was due in part to the range of new products launched during the year, including dual currency, floating rate and higher-yielding time deposits. The number of Premier account holders rose significantly, with a 40 per cent growth across the region generating US$3.5 billion of additional balances. In mainland China, organic expansion continued, with the opening of ten new branches and sub-branches. The deposit base grew by 80 per cent, as considerable emphasis was placed on the provision of wealth management services through the HSBC Premier account service. Deposit spreads also widened as interest rates rose, contributing to higher net interest income in mainland China, Singapore and India.

     In the Middle East, a rise of 37 per cent in net interest income was driven by a combination of widening deposit spreads and strong loan growth, partly offset by lower asset spreads as funding costs increased following interest rate rises.

     Average mortgage balances increased by 27 per cent to US$16.7 billion. This growth reflected marketing campaigns in India, Malaysia and Singapore alongside new products introduced in Australia and Korea. Higher sales volumes were also generated by direct sales forces across the region, notably in India, where mortgage balances grew by 43 per cent. The benefits of higher mortgage balances were partly offset by lower spreads as pricing stayed highly competitive.

     The credit card business continued to expand in a number of countries. Credit card spending increased by 33 per cent, contributing to a 42 per cent growth in average card balances. Other notable developments included promotional campaigns, new product launches and a series of customer acquisition strategies including the exclusive rewards programme, ‘Home and Away’. At the end of the year, the number of cards in circulation stood at

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

6.3 million, representing an increase of 34 per cent over 2004. In India, the number of cards in circulation exceeded one million for the first time. Higher card balances led to higher net interest income in Indonesia, India, Taiwan, Malaysia and the Philippines.

     Net fee income grew by 46 per cent to US$419 million, largely attributable to strong sales of investment and insurance products, and increased account service fees. Credit card fee incomes rose, driven by the strong growth in cardholder spending. Commissions from sales of unit trusts and funds under management were particularly strong in Singapore, India and Taiwan. Sales of investment products, comprising unit trusts, bonds and structured notes, grew by 43 per cent to US$6.5 billion, generating a 56 per cent increase in fee income. The launch of over 217 tranches of structured notes and deposit products in 11 countries across the region achieved total sales of US$952 million. Total funds under management rose by 33 per cent or US$7.2 billion, led by increased marketing activity and the considerable focus placed on wealth management services during the year. HSBC Bank Malaysia maintained its position as the leading international institutional unit trust agent in the country. Brokerage and custody fees grew, particularly in Australia, where a 13 per cent rise reflected increased stock market activity.

     HSBC continued to emphasise the expansion of its insurance business across the region. The number of policies in force increased by 27 per cent and revenues grew by 16 per cent.

     Loan impairment charges and other credit risk provisions doubled compared with 2004. This was due to the non-recurrence of a release of a general provision in Malaysia in 2004, and a sharp rise in credit card provisions in Taiwan, reflecting deteriorating credit conditions. Growth in personal unsecured lending and credit cards across the region contributed further to the increased charge.

     Operating expenses increased by 29 per cent to US$1,245 million in support of business growth. HSBC spent considerable amounts in the region enhancing its existing infrastructure in order to benefit fully from the opportunities presented by the Asian growth economies. Staff costs of US$469 million rose by 23 per cent, as employee numbers increased to support business growth and to increase sales and wealth management activities. Performance-related remuneration costs were also higher as a result of the strong growth in profitability.

     Marketing costs rose as major campaigns were run to support product promotions in mortgages,

credit cards, insurance and investment products. Continued emphasis was placed on brand awareness in order to generate additional business and reinforce HSBC’s position as the world’s local bank across the region, and this further increased costs. Various growth initiatives required investment in technology, and the development of new distribution channels resulted in higher IT costs. Other expenses, including professional fees and communications costs, rose in support of business expansion.

     Increased contributions from HSBC’s investments in Bank of Communications and Industrial Bank in mainland China, together with record earnings from The Saudi British Bank, contributed to strong growth in profit from associates.

     Commercial Banking reported a pre-tax profit of US$818 million, 45 per cent higher than that delivered in 2004. The increase was mainly due to higher net interest income as growth in customer numbers and strong credit demand to fund infrastructure investment drove balance sheet growth. Higher contributions from Bank of Communications and Industrial Bank in China, as well as a strong performance in The Saudi British Bank, produced higher income from associates. Lending balances increased by 16 per cent, exceeded by a 24 per cent rise in deposits.

     Net interest income increased by 33 per cent to US$631 million, reflecting growth in the Middle East, Singapore, mainland China, Indonesia and Taiwan. In the Middle East, strong regional economies and significant government backed infrastructure and property projects, principally in the United Arab Emirates, contributed to a 37 per cent growth in lending balances and a 42 per cent increase in customer account balances. Higher trade flows generated a 25 per cent increase in net interest income from trade services, while higher interest rates raised liability spreads by 118 basis points. A new Amanah term investment product was launched in May 2005, attracting US$120 million of deposits, principally from new customers seeking Shariah-compliant investment opportunities.

     In mainland China, strong economic growth, expansion of the branch network and the recruitment of additional sales staff resulted in a 39 per cent increase in lending balances. Deposit balances also benefited from economic growth, increasing by 38 per cent, while deposit spreads widened by 76 basis points following increases in US interest rates.

     In Singapore, interest rate rises prompted increased demand for savings products and

Back to Contents

consequently deposit balances grew by 13 per cent, while deposit spreads increased by 13 basis points. Lending balances rose by 27 per cent, following the selective recruitment of more experienced relationship managers and a reorganisation of customers into key industrial sectors to provide greater focus on identifying service opportunities. Asset spreads decreased by 42 basis points as a result of competitive pressures and market liquidity.

     In Taiwan, a loyalty campaign designed to increase deposits, together with higher current account income and an increase in deposit spreads, contributed to an 80 per cent increase in net interest income. In Mauritius, net interest income doubled as a result of liability balance growth. In India, increased trade contributed to higher trade services net interest income and strong economic growth led to higher demand for credit. This resulted in lending balances increasing by 72 per cent, while customer acquisition increased average current account balances by 37 per cent. Liability spreads widened by 73 basis points following interest rate rises. In Indonesia, increased sales efforts and a more focused approach to customer relationship management contributed to an 84 per cent growth in asset balances and a 66 per cent increase in net interest income.

     Net fee income of US$307 million was 15 per cent higher than in 2004. In the Middle East, increased trade flows led to a 17 per cent increase in trade services income, while current account income increased by 80 per cent, benefiting from the introduction of new cash management capabilities. Short-term IPO loan funding reflecting, in part, robust regional capital market, also contributed to a 40 per cent increase in net fee income. In mainland China, a 31 per cent increase in trade customers and a significant rise in imports led to higher trade services income, while a 49 per cent increase in current account customers and higher lending fees also contributed to an 8 per cent increase in fee income. Increased lending, current account and trade activities raised net fee income by 30 per cent in Indonesia. A number of sites, including Vietnam and Thailand, also reported strong growth, driven by the success of HSBC’s strategy of focusing on business opportunities involving international trade.

     There was a net release of loan impairment charges of US$67 million, following net charges in 2004. Credit quality in the Middle East improved. In mainland China there was a significant reduction in loan impairment charges as higher collective impairment charges were more than offset by the release of allowances against a small number of accounts and the non-recurrence of a significant charge against a single customer in 2004. In India, strong economic growth led to improved credit quality, while in Malaysia, Singapore and Indonesia, credit quality improved significantly although releases of impairment charges were lower than in 2004.

     Operating expenses were 27 per cent higher than last year, broadly in line with revenue growth. In the Middle East, the recruitment of sales and support staff substantially increased income, leading to higher incentive payments. In mainland China, revenue growth was driven by branch expansion, increased sales and support staff and higher marketing expenditure. In Malaysia, the direct sales teams were expanded and business banking units were extended to all branches in support of the bank’s growth strategy, resulting in a 16 per cent increase in costs.

     In India, the recruitment of additional sales staff boosted customer facing staff by 85 per cent in 2005. In South Korea, staff recruitment and heightened marketing activity supported HSBC’s four recently established commercial banking centres, contributing to an increase in costs. Higher costs throughout the rest of the region largely reflected increases in sales and support staff and initiatives to support business expansion.

     Increased income from associates reflected strong performance in The Saudi British Bank and gains on the sale of HSBC’s stake in MISR International, an Egyptian Bank. Income from the bank’s strategic investments in China, Bank of Communications and Industrial Bank, which were acquired in 2004, also increased.

     Corporate, Investment Banking and Markets reported a pre-tax profit of US$1,207 million, an increase of 22 per cent compared with 2004. HSBC’s progress in this region was marked by positive revenue trends across most countries, with strong growth being reported in the Middle East, Malaysia, South Korea, India and mainland China.

     Operating income rose by 25 per cent to US$1,769 million. Higher Corporate and Institutional Banking revenues reflected a 53 per cent increase in lending balances in mainland China, a result of strong demand for corporate credit, primarily from the industrial and technology sector. Deposit balances increased by 36 per cent and, together with a 40 basis point rise in deposit spreads, this also contributed to the growth in revenues.

     HSBC’s operations in the Middle East reported a 63 per cent rise in customer advances, primarily due to strong demand for corporate credit, driven by government spending on regional infrastructure

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

projects.

     Global Transaction Banking revenues increased, as payments and cash management benefited from an increase in regional mandates which added to average balances, together with a widening of deposit spreads, notably in Singapore, India and Thailand.

     In Global Markets, balance sheet management and money market revenues fell, particularly in Singapore and Japan, due to the effect of rising short-term interest rates and a flattening of the yield curves.

     Net fees increased by 17 per cent. In Global Transaction Banking, the expansion in business capabilities which took place in the latter part of 2004 drove an increase in volumes, with marked improvements in Singapore, South Korea and India. Revenues from the custody business increased against the backdrop of rising local stock market indices as investment sentiment in the region improved. Additionally, securities services in India generated higher business volumes, with assets under custody growing by US$9 billion to US$34 billion. In Singapore, fee income increased by 55 per cent, reflecting an increase in revenues from securities services activities as HSBC leveraged its relationship strength and product capabilities to attract new business.

     In the Middle East, corporate lending and trade finance activity generated higher customer volumes as regional economies strengthened from an increase in foreign investment, tourism and higher real estate and oil prices. Global Investment Banking benefited from the resulting demand for cross-border business, with an increase in fees from advisory and project and export finance services.

     Income from trading activities increased, in part due to higher revenues from foreign exchange and structured derivatives driven by enhanced distribution and expanded product capabilities. In South Korea, volatility in the Korean won against the US dollar encouraged strong customer flows in foreign exchange. In Malaysia, a rise in customer demand, following the move to a managed float for the Malaysian ringgit, improved trading volumes in foreign exchange. Global Markets in Taiwan generated higher revenues, due to improved sales of structured derivative products. Falling interest rates in the Philippines resulted in favourable price movements on government bond portfolios. In the Middle East, HSBC’s enhanced capability in structured transactions and greater focus on trading in the regional currencies drove volumes higher in a volatile market.

     Gains from the disposal of the Group’s asset management business in Australia added US$8 million to other operating income.

     Net recoveries on loan impairment charges were marginally lower than in 2004.

     Operating expenses increased by 21 per cent to US$733 million, broadly in line with the growth in operating income and reflecting higher performance-related incentives. 2005 bore the first full-year effect of the recruitment in 2004 of over 600 additional staff, of which more than half were in Global Transaction Banking. The upgrade of corporate and support teams across the region within Corporate and Institutional Banking resulted in some 280 additional people. The cost base was further affected by investment in HSBCnet and other technology costs incurred to support business expansion.

     Income from associates included increased contribution from HSBC’s investments in Bank of Communications and Industrial Bank, which were acquired in 2004.

     Private Banking reported a pre-tax profit of US$78 million, an increase of 32 per cent compared with 2004. Investment in the business over the past two years was reflected in strong growth in client assets and net new money inflows of US$2.3 billion, against a backdrop of intense competition in the region. Net operating income increased by 17 per cent, predominantly due to higher trading income.

     Net interest income fell by 29 per cent to US$30 million compared with 2004. Balance sheet growth was mainly in Singapore and Japan, where client deposits increased by 44 and 64 per cent respectively. Lending to customers also grew strongly, with the loan book increasing by some 26 per cent. The net interest income benefits of these were more than offset by lower treasury margins earned in the rising interest rate environment, and the reclassification under IFRSs from 1 January 2005 of net interest income on certain derivatives to ‘net trading income’.

     Trading income increased by 62 per cent. Strong growth in bond trading and sales of structured products, which increased by 28 and 20 per cent respectively, was compounded by the reclassification from net interest income mentioned above. Fee income was broadly in line with 2004, with the benefit of growth in client assets largely offset by the non-recurrence of exceptionally high brokerage volumes driven by the market recovery last year.

     Client assets increased by 23 per cent to US$13.7 billion. Front office recruitment and marketing campaigns, and inflows from the

Back to Contents

operations launched in Dubai in 2005 and Malaysia in 2004, boosted asset growth in the region. Net new money of US$2.3 billion was 22 per cent higher than last year, with inflows strongest in Singapore and Japan.

     Operating expenses increased by only 6 per cent, leading to a 5 percentage point improvement in the cost efficiency ratio. Front office recruitment in most countries contributed to a small increase in staff costs, and expenditure on marketing and administrative expenses rose to support business growth.

     In Other, the Group’s Service Centres continued to expand to support HSBC’s productivity improvements, incurring US$129 million of incremental costs, offset by higher recharges to other customer groups. Higher interest rates led to increased earnings on centrally held investments. In Thailand, the sale of a residential property led to a gain of US$11 million and in India, litigation provisions raised in 2004 were not repeated.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) before tax by customer group

	Year ended 31 December 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	1,208	631	614	30	54	(125)	2,412
Net fee income	419	307	498	43	73	–	1,340

Trading income/(expense)
excluding net interest
income	37	70	579	74	(7)	–	753
Net interest income/(expense)
on trading activities	1	(1)	(21)	–	3	125	107

Net trading income	38	69	558	74	(4)	125	860
Net income from financial
instruments designated at
fair value	44	1	4	–	9	–	58
Gains less losses from
financial investments	–	4	12	2		–	18
Dividend income	–	–	1	–	4	–	5
Net earned insurance
premiums	134	21	–	–	–	–	155
Other operating income	37	9	82	4	287	(84)	335

Total operating income	1,880	1,042	1,769	153	423	(84)	5,183
Net insurance claims[1]	(157)	(9)	–	–	–	–	(166)

Net operating income before
loan impairment charges
and other credit risk
provisions	1,723	1,033	1,769	153	423	(84)	5,017
Loan impairment charges and
other credit risk provisions	(236)	67	35	2	(2)	–	(134)

Net operating income	1,487	1,100	1,804	155	421	(84)	4,883
Total operating expenses	(1,245)	(452)	(733)	(77)	(339)	84	(2,762)

Operating profit	242	648	1,071	78	82	–	2,121
Share of profit in associates
and joint ventures	135	170	136	–	12	–	453

Profit before tax	377	818	1,207	78	94	–	2,574

	%	%	%	%	%		%
Share of HSBC’s profit
before tax	1.8	3.9	5.8	0.4	0.4		12.3
Cost efficiency ratio	72.3	43.8	41.4	50.3	80.1		55.1

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to
customers (net)	27,433	18,694	21,431	2,347	111		70,016
Total assets	32,224	22,570	76,026	5,359	5,835		142,014
Customer accounts	31,250	18,612	32,102	7,092	62		89,118
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to
banks (net)			15,352
Trading assets, financial instruments designated at fair value, and financial investments			26,113
Deposits by banks			7,041

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.

Back to Contents

	Year ended 31 December 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	948	472	596	42	2	–	2,060
Net fee income	284	266	421	41	29	–	1,041
Trading income	43	59	344	46	2	–	494
Net investment income on
assets backing policyholders’
liabilities	32	–	–	–	–	–	32
Gains less losses from
financial investments	1	–	6	–	10	–	17
Dividend income	–	–	–	–	3	–	3
Net earned insurance
premiums	77	20	–	–	–	–	97
Other operating income	28	13	26	2	157	(80)	146

Total operating income	1,413	830	1,393	131	203	(80)	3,890
Net insurance claims[1]	(72)	(10)	–	–	–	–	(82)

Net operating income before
loan impairment charges and
other credit risk provisions	1,341	820	1,393	131	203	(80)	3,808
Loan impairment charges and
other credit risk provisions	(117)	(20)	47	1	–	–	(89)

Net operating income	1,224	800	1,440	132	203	(80)	3,719
Total operating expenses	(949)	(350)	(598)	(72)	(198)	80	(2,087)

Operating profit	275	450	842	60	5	–	1,632
Share of profit in associates
and joint ventures	61	33	100	–	21	–	215

Profit before tax	336	483	942	60	26	–	1,847

	%	%	%	%	%		%
Share of HSBC’s profit
before tax	1.8	2.6	5.0	0.3	0.1		9.8
Cost efficiency ratio	70.8	42.7	43.0	55.0	97.5		54.8
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to
customers (net)	22,886	16,444	19,276	1,960	97		60,663
Total assets	25,577	18,845	66,438	4,549	5,121		120,530
Customer accounts	28,961	15,381	28,620	5,543	108		78,613
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to
banks (net)			12,119
Trading assets, financial instruments designated at fair value, and financial investments			26,555
Deposits by banks			7,156

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

North America

Profit/(loss) before tax by country within customer group

	Year ended 31 December

	2005	2004
	US$m	US$m

Personal Financial Services	4,761	4,384
United States	3,853	3,642
Canada	310	157
Mexico	570	549
Other	28	36
Commercial Banking	1,064	848
United States	447	417
Canada	403	239
Mexico	161	140
Other	53	52
Corporate, Investment Banking and Markets	774	966
United States	373	741
Canada	154	134
Mexico	192	85
Other	55	6
Private Banking	104	68
United States	104	65
Other	–	3
Other	169	(196)
United States	158	(201)
Canada	(12)	–
Other	23	5

Total	6,872	6,070
United States	4,935	4,664
Canada	855	530
Mexico	923	774
Other	159	102

Back to Contents

Profit before tax

	Year ended 31 December

	2005	2004
North America	US$m	US$m

Net interest income	14,887	14,993
Net fee income	4,606	3,765
Trading income	1,013	582
Net expense from financial instruments designated at fair value	434	–
Net investment income from assets backing policyholders’ liabilities	–	–
Gains less losses from financial investments	88	160
Dividend income	42	32
Net earned insurance premiums	602	553
Other operating income	740	359

Total operating income	22,412	20,444
Net insurance claims incurred and movement in policyholders’ liabilities	(333)	(312)

Net operating income before loan impairment charges and other credit risk provisions	22,079	20,132
Loan impairment charges and other credit risk provisions	(5,038)	(5,022)

Net operating income	17,041	15,110
Total operating expenses	(10,217)	(9,032)

Operating profit	6,824	6,078
Share of profit/(loss) in associates and joint ventures	48	(8)

Profit before tax	6,872	6,070

	%	%
Share of HSBC’s profit before tax	32.8	32.0
Cost efficiency ratio	46.3	44.9
Year-end staff numbers (full-time equivalent)	75,926	69,781

	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	264,934	248,616
Loans and advances to banks (net)	14,013	24,179
Trading assets, financial instruments designated at fair value, and financial investments	116,269	57,666
Total assets	463,143	371,183
Deposits by banks	9,126	15,284
Customer accounts	125,830	132,900

1	Third party only

Despite cooling in the fourth quarter, GDP growth in the US was 3.5 per cent in 2005. Consumer spending grew by a healthy 3.6 per cent in 2005 despite slowing in the fourth quarter because of the hurricanes, higher energy costs and lower auto sales. Growth in equipment and software investment was robust, rising 11 per cent. Unemployment fell by 0.5 per cent to 4.9 per cent in 2005, with 2 million new jobs created. The Federal Reserve’s favoured inflation measure, the core personal consumption expenditure deflator, was contained, rising 2.0 per cent in 2005. Headline inflation in 2005 was higher due to increased energy prices, as the full year consumer price index rose 3.4 per cent. The Federal Reserve raised interest rates eight times during the year, from 2.25 per cent to 4.25 per cent. 10-year bond yields and equity markets rose moderately during 2005 as the US dollar strengthened, ending the year at US$1.18 to the euro compared with US$1.35 at the end of 2004.

     Canada’s growth was 2.9 per cent in 2005, as strong employment growth and, late in the year, rising earnings, boosted consumer spending. The unemployment rate fell to 6.4 per cent, the lowest level since 1976. In the second half of the year, exports rose, boosted by strong global demand. In the energy sector, investment and profits rose strongly as oil prices soared, with the positive economic impact being most pronounced in Western Canada. Gasoline prices lifted headline inflation to a peak of 3.4 per cent in September, but it fell back sharply and core inflation was 1.6 per cent by the year-end. Having been kept on hold for much of the year, interest rates were raised by 75 basis points between September and December. The Bank of

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Canada has indicated that further increases may be required.

     Mexico’s GDP growth was 3.0 per cent compared with 4.2 per cent in 2004, in line with lower external demand from the US. The fiscal accounts for the year showed a reduced deficit of 0.9 per cent, mostly from windfall earnings from high oil prices. As in 2004, high oil receipts and increasing levels of workers’ remittances helped minimise the current account deficit at an estimated less than 1 per cent of GDP. The biggest achievement was the reduction in headline inflation from 5.2 per cent at the end of 2004 to 3.3 per cent in December 2005, with core inflation finishing the year at 3.1 per cent. HSBC views macroeconomic stability as encouragingly robust ahead of what looks likely to be a keenly contested presidential election in mid-2006.

     HSBC’s operations in North America reported a pre-tax profit of US$6,872 million, compared with US$6,070 million in 2004, representing an increase of 13 per cent. On an underlying basis, pre-tax profits grew by 12 per cent and represented around 33 per cent of HSBC’s equivalent total profit. In the US, the benefits from strong deposit growth in Personal Financial Services were partly negated by narrowing spreads on lending in a rising interest rate environment. In Commercial Banking, growth in pre-tax profits was largely driven by lending and deposit balance growth and improved liability interest margins. In Corporate, Investment Banking and Markets, growth in revenues was offset by investment expenditure to build the required platform and infrastructure for future growth.

     The commentary that follows is on an underlying basis.

     Personal Financial Services, including the consumer finance business, generated a pre-tax profit of US$4,761 million, 8 per cent higher than in 2004. Under IFRSs, from 1 January 2005, HSBC changed the accounting treatment for certain debt issued and related interest rate swaps. This did not change the underlying economics of the transactions. The resulting revenues of US$618 million in 2004 are excluded from the following commentary. In addition, interest income earned on mortgage balances held on HSBC’s balance sheet pending sale into the US secondary mortgage market has been reported under trading income. In 2004 this was reported in net interest income. This difference in treatment has also been excluded from the following commentary.

     In the US, profit before tax rose 28 per cent to US$3,853 million. The rise in profit was largely driven by widening deposit spreads, strong deposit and customer loan growth and higher fee income, partly offset by lower asset spreads due to higher funding costs. Loan impairment charges fell, notwithstanding the higher charges due to the combined impacts of Hurricane Katrina and changes in bankruptcy legislation. In Mexico, excluding the transfer of some customers to the Commercial Banking segment due to alignment with Group standards, pre-tax profits rose. This was driven by strong revenue growth from higher deposit balances and widening spreads, strong loan growth and higher fee income, partly offset by the non-recurrence in 2005 of loan impairment provision releases in 2004.

     Net interest income grew by 5 per cent to US$12,753 million, largely from increases in the US and Mexico. In the US, net interest income rose by 3 per cent largely driven by higher deposit balances and widening deposit spreads. Average loan balances grew strongly, in particular from prime and non-prime residential mortgages. With ongoing strong demand for unsecured lending, the credit card, private label card and personal non-credit card, portfolios continued to grow. The benefits of strong asset growth were largely offset by lower spreads as interest rates rose.

     Additional resources were focused on the core retail banking business in the US as high priority was given to growing the deposit base. Investment in the retail branch network continued, to ensure a presence in locations with high growth potential. During the year, 27 new branches were opened, each tailored to meet the needs of the local market. The launch of two new deposit products, HSBC’s first national savings product, ‘Online Savings’, and ‘HSBC Premier Savings’, augmented by a 45 per cent rise in new personal account openings, led to a 4 per cent growth in average deposit balances to US$26.7 billion.

     Overall, average mortgage balances including US$3.3 billion held for resale were US$112.1 billion, representing a 27 per cent increase. This was due to the significant expansion of adjustable rate mortgages (‘ARMs’) originated during 2004 in the US bank and strong growth within the mortgage services and branch-based consumer lending businesses. These volume benefits were largely offset by narrowing spreads as yields fell due to changes in product mix and higher funding costs.

     Prime mortgages originated in 2005 were largely sold into the large government sponsored mortgage associations, reflecting a strategic decision to focus on loans originated through the retail

Back to Contents

channel, and reduce HSBC’s reliance on lower spread business generated by the network of mortgage correspondents. The improvements in retail channel sales were achieved by capitalising on the HSBC brand, and the newly expanded branch network and customer base. As interest rates rose, demand for ARM products in 2005 declined as customers migrated towards longer-term fixed rate mortgages. ARM-originated loans fell from 67 per cent of all loans originated in 2004 to 30 per cent this year. Spreads narrowed on prime mortgages, largely because of higher funding costs, together with marginally lower yields due to the full year effect of the strong growth of lower-yielding ARMs originated in 2004.

     HSBC continued to grow its sub-prime and near-prime mortgage portfolios, primarily within the mortgage services and branch-based consumer lending businesses. The mortgage services business, which purchases mortgage loans from a network of correspondents, recorded strong average loan growth of 42 per cent to US$39.1 billion, of which US$1.7 billion related to mortgages held for resale. Continued focus on growing the second lien portfolio, widening the first lien product offering and expanding sources for the purchase of loans from ‘flow’ correspondents contributed further to the increase. Within the branch-based consumer lending business, average mortgage balances grew by 19 per cent to US$35.7 billion, reflecting a combination of increased marketing activity and higher sales volume of near-prime and ARMs, first introduced in the second half of 2004. In addition, the consumer lending business purchased US$1.7 billion of largely sub-prime mortgage loans through a portfolio acquisition programme. The benefits of higher sub-prime and near-prime balances were largely offset by lower spreads. Yields fell, due to the combined effects of strong refinancing activity, significant amounts of older higher-yielding loans maturing, continued product expansion into the near-prime customer segments and competitive pricing pressures. The higher cost of funds due to rising interest rates also contributed to the decline in spreads.

     Average loan balances within the consumer finance credit cards business rose by 7 per cent to US$19.8 billion, despite the highly competitive environment, where overall market growth remained weak. By increasing the level of marketing promotions, HSBC was able to grow organically the HSBC branded prime, Union Privilege and non-prime portfolios. The benefit of higher balances was more than offset by higher funding costs. Yields, however, improved due to a combination of higher-

yielding sub-prime receivable balances, increased pricing on variable rate products and other re-pricing initiatives.

     In the retail services cards business, average loan balances grew by 7 per cent to US$15.9 billion. This growth was driven by new loan originations and the agreement of new merchant relationships with The Neiman Marcus Group Inc, Bon Ton Stores Inc and OfficeMax, which contributed US$506 million of the overall increase. The benefit of higher loan balances was more than offset by lower spreads. Spreads declined as a large proportion of the loan book, priced at fixed rates, was affected by higher funding costs as interest rates rose. Spreads also narrowed as changes in the product mix reflected strong growth of lower-yielding recreational vehicle balances and external pricing pressures. Changes in contractual obligations associated with a merchant also had an adverse effect, but this resulted in lower merchant fees payable.

     The vehicle finance business reported strong organic growth, with a 14 per cent increase in average loan balances, largely due to increases in the near-prime portfolio. This growth in balances was mainly driven by a combination of higher new loan originations acquired from the dealer network, in part due to the success of the ‘employee pricing’ incentive programmes introduced by a number of the large car manufacturers, and strong growth in the consumer direct loan programme. A new strategic alliance helped grow loans further, generating US$234 million of new balances. These volume benefits were largely offset by lower spreads, due to higher funding costs and lower yields. Yields fell due to product expansion into the near-prime portfolio, coupled with competitive pricing pressures due to excess market capacity.

     Personal non-credit card average loan balances in the consumer finance business grew by 8 per cent to US$16.0 billion, reflecting the success of several large direct mail campaigns and increased availability of this product in the US market. Improvements in underwriting processes, aided by continued improvements in the US economy, also contributed to the increase. These benefits were partly offset by lower spreads, due to higher funding costs.

     In Mexico, net interest income rose, primarily due to strong deposit and loan growth, coupled with the widening of deposit spreads. In 2005, HSBC in Mexico widened its competitive funding advantage, maintaining the lowest funding cost in the market. There was strong growth in consumer lending, although asset spreads declined, reflecting a

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

reduction in yields in an increasingly competitive market. Funding costs rose, due to higher average interest rates.

     HSBC in Mexico continued to lead the market in customer deposit growth, with a 1.5 per cent increase in market share to 15.9 per cent, despite a highly competitive market place. This was largely due to the success of the ‘Tu Cuenta’ product, the only integrated financial services product of its kind offered locally. Since its launch in February 2005, over 600,000 accounts have been opened, averaging some 2,300 new customers per day.

     The continued success of HSBC’s competitive fixed rate mortgage product in Mexico, helped by strong demand from first time buyers, led to average mortgage balances increasing by 93 per cent to US$522 million, and market share reached 10.7 per cent. In Mexico, HSBC continued to be the leader in vehicle finance with a market share of 26.5 per cent. A unique new internet based product ‘Venta Directa’ was launched during the year, enabling the direct sales of used cars between customers using HSBC’s financing and website as the intermediary. The targeting of new customer segments and more competitive pricing drove average vehicle finance loans higher by US$228 million to US$796 million, a 40 per cent increase over 2004. Average payroll loan balances more than doubled to US$253 million, reflecting HSBC’s unique position in the market granting pre-approved personal loans through its ATM network. Average credit card balances were 55 per cent higher, with cards in circulation increasing by 80 per cent to over 1.1 million cards. This was largely driven by cross-selling to the existing customer base using CRM and the successful launch of the ‘Tarjeta inmediata’ or Instant credit card, which generated 109,000 new cards.

     In Canada, net interest income grew by 21 per cent, due to growth in average loan and deposit balances, augmented by widening deposit spreads. Branch expansion in the consumer finance business generated higher average loan balances in real estate secured and unsecured lending. Credit card balances also grew, following the successful launch of a MasterCard programme.

     Net fee income grew by 20 per cent to US$3,511 million, driven by strong performances in the US and Mexico. In the US, the 23 per cent increase was mainly from retail and credit card services, the mortgage banking business and the taxpayer financial services business. Fee income within the consumer finance credit cards business increased by 19 per cent, or US$300 million, largely because of increased transaction volumes, loan balance growth and improved interchange rates. Greater use of the ‘intellicheck’ product, which enables customers to pay their credit card balances over the telephone, contributed an additional US$33m of revenues. Revenues from ancillary services rose US$77 million, reflecting higher sales volumes, new product launches and expansion into new customer segments.

     Within the US retail services business, fee income rose, mainly from lower merchant partnership payments due to changes in contractual obligations with certain clients. In part, this reflected lower loan spreads associated with lower merchant payments.

     Fee income from the US mortgage-banking business increased. As interest rates gradually rose, refinancing prepayments of mortgages declined, with levels of loan refinancing activity falling from 50 per cent of total loans originated in 2004 to 44 per cent in 2005. This led to lower amortisation charges and the subsequent release of temporary impairment provisions on mortgage servicing rights. Furthermore, the value of servicing rights was better protected by an improved economic hedging programme using a combination of derivative financial instruments and investment securities. A revised fee structure, introduced in the second half of 2004, produced a 6 per cent increase in fee income from deposit-related services in the US Bank.

     Within the US taxpayer financial services business, fee income grew by 12 per cent, driven by higher average loan balances and the sale of previously written-off loan balances. HSBC is the sole provider of bank products to H&R Block, the largest retail tax preparation firm in the US, and in September 2005 extended this arrangement by signing a new five-year contract. Since June 2004, HSBC has retained in-house the clearing business for refund anticipation payments, previously carried out by a third party. This generated additional revenues of US$19 million for HSBC in the US.

     HSBC in Mexico reported strong growth in fee income, driven by higher revenues from credit cards, remittances, mortgages and ATM transactions. The increase in the number of credit cards in circulation contributed to the 85 per cent increase in credit card fee income. Fees from the ‘Afore’ pension funds business continued to perform strongly, with 50 per cent growth and 394,000 new customers. Fee income from international remittances rose by 55 per cent, partly led by the continued success of ‘La Efectiva’, HSBC’s electronic remittance card. Monthly transactions exceeded one million, representing a

Back to Contents

20 per cent market share and a near seven-fold increase since December 2002. Strong sales of insurance products resulted from increased cross-selling through the branch network and combining sales with other Personal Financial Services products containing insurance components. Mutual fund balances grew by 58 per cent, partly attributable to the successful launch of new funds targeting different market segments, along with strong cross-sales among HSBC’s extensive customer base.

     Trading income in 2005 was in line with 2004. In the US mortgage banking business revenues increased, largely as a result of more originations and sales related income, which reflected improved gains on each individual sale and a 41 per cent increase in the volume of originated loans sold. In addition, a higher percentage of ARM loans that previously would have been held on balance sheet were sold in 2005. This was partly offset by lower gains on Decision One sales in the mortgage services business.

     The increase in other income was largely due to the US. Losses from sales of properties repossessed after customers default on their mortgage payments, which are recorded as a reduction in other income, were US$96 million lower than in 2004. This was attributable to improvements in the process by which fair market value is determined at the time of repossession, and to a reduction in the number of properties falling into repossession as credit quality improved.

     Loan impairment charges and other credit risk provisions of US$5,086 million were marginally lower than in 2004. In the US, charges were lower notwithstanding the adverse effect of Hurricane Katrina and higher bankruptcy filings following changes in bankruptcy legislation. Partly offsetting these impacts was the non-recurrence of US$47 million charges from adopting Federal Financial Institutions Examination Council charge-off policies relating to retail and credit card balances in 2004. Excluding these factors, the lower charge reflected favourable credit conditions in the US. Higher levels of secured lending, continued targeting of higher credit quality customers and improvements in underwriting contributed to the reduction. In Mexico loan impairment charges rose in line with higher lending volumes and the non-recurrence in 2005 of loan impairment provision releases in 2004, while underlying credit quality remained stable. In Canada, charges were in line with prior year, as higher charges in the consumer lending business due to loan growth were offset by provision releases in the core bank business.

     Operating expenses grew by 6 per cent to US$7,382 million, largely in the US and Mexico. In the US, costs increased by 3 per cent, as staff and marketing costs rose in the consumer finance business to support revenue growth. Acquisition costs were incurred following the Metris purchase. In the credit cards business, higher marketing spend was incurred on the non-prime portfolios and investment in new initiatives. Higher marketing expenses were also incurred following changes in contractual obligations associated with the General Motors’ co-branded credit card portfolio in July 2004, but these were partly offset by improved income through lower account origination fees.

     In the US Bank, costs grew to support business expansion and new branch openings. Brand awareness programmes in the second and fourth quarters increased marketing costs, and expenditure was incurred on promoting the online savings product. The benefit of these initiatives was reflected in a significant increase in customer awareness of the HSBC brand. Within the retail brokerage business, cost increases reflected more stringent regulatory requirements.

     In Mexico, operating expenses grew by 21 per cent, driven by a combination of higher staff, marketing and IT costs. Staff costs grew by 12 per cent, reflecting increases incurred to improve customer service levels within the branch network and bonus costs in line with increased sales. Marketing costs grew to support the credit cards business, evidenced by the 80 per cent increase in the number of cards in circulation. IT costs rose as new systems to meet Group standards, such as the WHIRL credit card platform, were rolled out. In Canada, operating expenses grew due to the opening of new branches within the consumer finance business, and expansion of the mortgage and credit cards businesses.

     Commercial Banking’s pre-tax profits increased by 23 per cent to US$1,064 million, primarily due to lending growth and improved liability interest spreads.

     Net interest income increased by 23 per cent to US$1,449 million. In the US, deposit growth, particularly among small businesses, contributed to a 20 per cent increase in net interest income. The recruitment of additional sales and support staff and expansion on both the East and West coasts led to a 15 per cent increase in deposits and a 16 per cent increase in lending balances, with income from commercial real estate lending increasing by 27 per cent. HSBC achieved particularly strong growth in the SME market and maintained its market leading

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

position in small business administration lending in New York state. Following its launch in the first half of 2005, the ‘Select Investor’ product, which offers competitive tiered interest rates, attracted US$420 million of deposits. ‘Business Smart’, a product offering free checking and other value offerings to commercial customers, performed strongly following its launch at the end of 2004, attracting 41,000 new customers and balances of over US$1.0 billion.

     In Canada, net interest income increased by 16 per cent, as higher oil and other natural resource prices led to strong economic growth and low interest rates increased demand for lending products. Average lending balances increased by 20 per cent, as leasing balances grew by 33 per cent and commercial real estate lending rose by 19 per cent. Average deposit and current account balances increased by 21 per cent and 24 per cent respectively, reflecting the buoyant economy, the launch of HSBCnet in Canada and more brand advertising. Both asset and liability spreads were broadly in line with 2004.

     In Mexico, the transfer of a number of customers from Personal Financial Services increased both revenues and costs. Net interest income increased by 42 per cent, due in part to a 22 per cent increase in Commercial Banking customers. Deposit balances grew by 38 per cent as a result of expansion into the SME market, while deposit spreads increased by 76 basis points following interest rate rises. Loan balances rose by 21 per cent, principally in the services and commerce sectors, though competitive pricing led to a tightening of lending spreads. The ‘Estimulo’ combined loan and overdraft product, which was launched at the end of 2004, performed strongly, attracting balances of US$155 million.

     Other income lines, including net fee income, increased by 11 per cent to US$541 million. In Mexico, marketing campaigns, tariff reductions and the promotion of business internet banking, together with increased customer numbers, contributed to a 31 per cent increase in payment and cash management fees, while card fees increased following the launch of a credit card as part of the ‘Estimulo’ suite of products. Trade services fee income increased by 63 per cent as a result of customer acquisition and increased cross-sales to existing customers, nearly doubling the bank’s market share in a growing market. In the US, higher gains on the sale of properties and investments contributed to a 4 per cent increase in other income.

     Loan impairment charges were US$13 million, following net releases in 2004. Significant releases in Canada were more than offset by higher charges, driven by lending growth, in the US and Mexico. In Canada, improved credit quality led to a US$34 million net release of loan impairment provisions. In the US, credit quality remained high in the favourable economic conditions, with impaired loans as a proportion of assets decreasing by 49 basis points. In Mexico, growth in the lending portfolio led to a US$49 million increase in loan impairment charges, although underlying credit quality improved.

     Operating expenses increased by 13 per cent to US$913 million, driven by increases in the US and Mexico. In the US, expansion in the SME and MME markets and in the commercial mortgage sector led to a 17 per cent increase in staff numbers. New MME offices were opened in Philadelphia and New Jersey, following the establishment of offices in Los Angeles and San Francisco in 2004. The launch of ‘Select Investor’ and promotion of ‘Business Smart’ led to higher marketing costs. In Mexico, operating expenses increased by 29 per cent, due to an 11 per cent increase in staff numbers to support business growth, higher incentive payments reflecting strong income growth, and increased ‘Estimulo’ marketing expenditure.

     Corporate, Investment Banking and Markets reported a pre-tax profit of US$774 million, 22 per cent lower than in 2004. The overall increase in revenue was exceeded by higher expenses, which reflected the full year cost of the expanded operations in the US and the continuing investment in a number of specific initiatives designed to build stronger execution and delivery capabilities.

     Total operating income rose by 12 per cent. In Mexico, net income more than doubled, due to the strong performance in balance sheet management, which benefited from higher volumes and successful strategic positioning against a rising short-term interest rate environment, with an overall flattening of the yield curve in the first part of 2005. In the latter half of the year, positions were effectively managed to take advantage of the decline in local rates. In the US and Canada, balance sheet management and money market revenues declined by US$353 million, as rising US dollar short-term interest rates led to further flattening of the yield curve.

     Net interest income from the payments and cash management business in the US grew by 65 per cent, principally due to an 82 per cent growth in balances.

     Net fees increased by 25 per cent, primarily due

Back to Contents

to higher volumes in Global Investment Banking, reflecting positive momentum from an extension of the product range, particularly in debt capital markets, where earnings grew by 67 per cent. Equity capital markets revenue improved from a low base and higher income streams were generated from a regular flow of new deals from asset-backed securities. Global Transaction Banking fees rose, reflecting higher customer volumes in payments and cash management, particularly in Mexico.

     Income from trading activities increased, due in part to higher revenues in the US from credit trading, following losses in 2004, and a tightening of credit spreads. Business lines in which HSBC has invested, such as equities and structured derivatives, also showed strong year-on-year gains. In addition, foreign exchange and derivatives trading was facilitated by the introduction of the Group’s standard derivatives system in Mexico.

     There was a reduction of US$28 million in the net release of loan impairment allowances, primarily due to the non-recurrence of a number of large releases. New impairment allowances against corporate clients remained broadly in line with last year.

     Operating expenses increased by 45 per cent to US$1,511 million. In 2005, the proportionately greater investment in North America compared with other regions reflected HSBC’s commitment to strengthen global reach by developing its presence in this region. HSBC continued to invest throughout the year in expanding product capabilities, particularly in structured derivatives, equities, research, mortgage-backed securities and advisory, and the build out of specialist sector teams in the US and Mexico. Nearly half of the incremental cost was attributable to this investment.

     Staff costs rose by 43 per cent, reflecting the full year of recruitment in the latter part of 2004 and selective hiring in 2005, which resulted in an increase of 870 staff in Corporate, Investment Banking and Markets in North America.

     Non-staff costs grew correspondingly and included the expense incurred in building critical infrastructure and investment in new technology.

     Private Banking contributed a pre-tax profit of US$104 million, an increase of 55 per cent on 2004, driven by growth in client assets and the balance sheet, and the expansion of Wealth and Tax Advisory Services (‘WTAS’).

     Net interest income increased by 13 per cent. Lending balances rose by over 30 per cent as clients borrowed on a secured basis to make alternative investments. Mortgage lending also grew, supported by the launch of a ‘Tailored Mortgage’ product during the year. Spreads on current accounts increased by 40 basis points, reflecting the benefit of interest rate increases during the year.

     A number of smaller trust accounts were sold in 2005, generating one-off income of US$9 million. This was partly offset by the non-recurrence of gains from financial investments arising from the sale of seed capital investments in 2004. WTAS expanded its presence in New York, Philadelphia, Los Angeles, San Francisco and Virginia through the recruitment of fee-generating staff, and grew organically through referrals, contributing to an increase of 15 per cent in fee income.

     Client assets grew by 12 per cent to US$46.2 billion, contributing to the rise in fee and other operating income. US$4.2 billion of net new money reflected client acquisition in the US and in Mexico, following the launch of Private Banking there in 2004. This was partly offset by the divestment of trust accounts referred to above. The ‘Strategic Investment Solutions’ product, launched in March 2004, was markedly successful in attracting new funds. Discretionary managed assets invested in this product reached US$0.9 billion.

     Operating expenses of US$334 million were 13 per cent higher than last year. The recruitment of front office staff in Private Banking, and new fee-generating staff in WTAS, added to the cost base. This was partly offset by headcount savings through restructuring and the sale of the trust account business referred to above.

     Increased activity at HSBC’s North American technology centre led to an increase in both costs and net operating income in Other, as higher network and systems maintenance costs and development expenditure to meet increased technological requirements were recharged to other customer groups. Movements in the fair value of own debt and the associated swaps designated at fair value led to a US$401 million increase in total operating income.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) before tax by customer group

			Year ended 31 December 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/ (expense)	12,753	1,449	842	190	(115)	(232)	14,887
Net fee income/ (expense) .	3,511	425	626	203	(159)	–	4,606
Trading income excluding net interest income	160	12	168	10	21	–	371
Net interest income/ (expense) on trading activities	210	(4)	225	–	(21)	232	642
Net trading income/ (expense)	370	8	393	10	–	232	1,013
Net income from financial instruments designated at fair value	10	–	23	(1)	402	–	434
Gains less losses from financial investments	22	1	64	–	1	–	88
Dividend income	9	–	33	–	–	–	42
Net earned insurance premiums	603	–	–	–	(1)	–	602
Other operating income	285	107	205	34	1,279	(1,170)	740

Total operating income	17,563	1,990	2,186	436	1,407	(1,170)	22,412
Net insurance claims[1]	(334)	–	–	–	1	–	(333)

Net operating income before loan impairment
charges and other credit risk provisions	17,229	1,990	2,186	436	1,408	(1,170)	22,079

Loan impairment chargesand other credit risk provisions	(5,086)	(13)	60	2	(1)	–	(5,038)

Net operating income	12,143	1,977	2,246	438	1,407	(1,170)	17,041
Total operating expenses	(7,382)	(913)	(1,511)	(334)	(1,247)	1,170	(10,217)

Operating profit/(loss)	4,761	1,064	735	104	160	–	6,824

Share of profit in associates and joint ventures	–	–	39	–	9	–	48

Profit/(loss) before tax	4,761	1,064	774	104	169	–	6,872

	%	%	%	%	%		%

Share of HSBC’s profit before tax	22.7	5.1	3.7	0.5	0.8		32.8
Cost efficiency ratio	42.8	45.9	69.1	76.6	88.6		46.3

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	212,058	32,700	15,250	4,926	–		264,934
Total assets	247,928	40,821	168,524	5,870	–		463,143
Customer accounts	57,401	26,324	32,514	9,590	1		125,830

Loans and advances to banks (net)[3]			13,658

Trading assets, financial instruments designated at
fair value, and financial investments[3]			112,000
Deposits by banks[3]			8,561

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.
3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

Back to Contents

	Year ended 31 December 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	12,915	1,147	870	166	(105)	–	14,993
Net fee income/(expense).	2,885	302	491	176	(89)	–	3,765
Trading income	221	15	339	6	1	–	582
Gains less losses from financial investments	80	5	68	6	1	–	160
Dividend income	14	–	20	–	(2)	–	32
Net earned insurance premiums	553	–	–	–	–	–	553
Other operating income	(7)	154	129	4	1,065	(986)	359

Total operating income	16,661	1,623	1,917	358	871	(986)	20,444
Net insurance claims[1]	(312)	–	–	–	–	–	(312)

Net operating income before loan impairment
charges and other credit risk provisions	16,349	1,623	1,917	358	871	(986)	20,132
Loan impairment charges and other credit risk provisions	(5,120)	9	88	2	(1)	–	(5,022)

Net operating income	11,229	1,632	2,005	360	870	(986)	15,110
Total operating expenses	(6,845)	(784)	(1,024)	(292)	(1,073)	986	(9,032)

Operating profit/(loss)	4,384	848	981	68	(203)	–	6,078
Share of profit/(loss) in associates and joint ventures	–	–	(15)	–	7	–	(8)

Profit/(loss) before tax	4,384	848	966	68	(196)	–	6,070

	%	%	%	%	%		%

Share of HSBC’s profit before tax	23.1	4.5	5.1	0.3	(1.0)		32.0
Cost efficiency ratio	41.9	48.3	53.4	81.6	123.2		44.9

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	191,727	26,850	26,166	3,871	2		248,616
Total assets	228,451	31,407	106,713	4,538	74		371,183
Customer accounts	51,165	27,167	46,745	7,822	1		132,900
The following assets and liabilities were significant
to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			23,817
Trading assets, financial instruments designated at
fair value, and financial investments			46,700
Deposits by banks			14,887

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

South America

Profit/(loss) before tax by country within customer group

	Year ended 31 December

	2005	2004
	US$m	US$m

Personal Financial Services	206	93
Brazil	167	98
Argentina	37	(5)
Other	2	–
Commercial Banking	185	159
Brazil	147	108
Argentina	35	50
Other	3	1
Corporate, Investment Banking and Markets	146	109
Brazil	95	92
Argentina	56	8
Other	(5)	9
Private Banking	1	–
Brazil	1	1
Other	–	(1)
Other	109	79
Brazil	(4)	(18)
Argentina	116	101
Other	(3)	(4)

Total	647	440
Brazil	406	281
Argentina	244	154
Other	(3)	5

Back to Contents

Profit before tax

	Year ended 31 December

	2005	2004
South America	US$m	US$m

Net interest income	1,750	1,310
Net fee income	537	459
Trading income	409	54
Net income from financial instruments designated at fair value	186	–
Net investment income on assets backing policyholders’ liabilities	–	95
Gains less losses from financial investments	39	34
Dividend income	4	2
Net earned insurance premiums	746	596
Other operating income	188	28

Total operating income	3,859	2,578
Net insurance claims incurred and movement in policyholders’ liabilities	(691)	(459)

Net operating income before loan impairment charges and other credit risk provisions	3,168	2,119
Loan impairment charges and other credit risk provisions	(554)	(267)

Net operating income	2,614	1,852
Total operating expenses	(1,967)	(1,413)

Operating profit	647	439
Share of profit in associates and joint ventures	–	1

Profit before tax	647	440

	%	%

Share of HSBC’s profit before tax	3.1	2.3
Cost efficiency ratio	62.1	66.7
Year-end staff numbers (full-time equivalent)	33,282	32,108

	US$m	US$m

Selected balance sheet data[1]
Loans and advances to customers (net)	9,307	7,228
Loans and advances to banks (net)	5,282	2,624
Trading assets, financial instruments designated at fair value, and financial investments	6,579	3,857
Total assets	24,734	17,368
Deposits by banks	1,252	680
Customer accounts	16,545	10,958

1	Third party only.

In Brazil, the cyclical slowdown which began in late 2004 continued throughout 2005, with full-year GDP growth of 2.3 per cent compared with 4.9 per cent in 2004. This modest performance was the result of tight monetary policy, political uncertainty and the appreciation of the Brazilian real. External demand provided support, with exports growing by 23 per cent in 2005 to record levels, helping to create trade and current account surpluses of US$45 billion and US$14 billion respectively, and increasing net international reserves by 96 per cent to US$54 billion. The tight monetary policy, with real interest rates among the highest in the world at 10.5 per cent, slowed inflation from 7.6 per cent in 2004 to 5.7 per cent in 2005, in line to achieve the Central Bank’s 4.5 per cent inflation target for 2006. Having established its anti-inflationary credentials, the Central Bank cut interest rates by 175 basis points between September and the end of 2005 in order to stimulate growth and ease the pressure on the real.

     In Argentina, the recovery from the crisis of 2001 continued in 2005, helped by a favourable external environment and the success of the offer to exchange replacement discount bonds issued in June for defaulted debt. Average GDP growth was 9.1 per cent in 2005. Fiscal performance remained strong, with the public sector posting an overall surplus of approximately 3.3 per cent of GDP. This surplus helped to offset the expansionary effect on money supply growth of the large foreign exchange interventions of the Central Bank, which continued to pursue a nominal rate policy of near stability against the US dollar despite strong upward pressure on the Argentine peso. This policy was supported by newly introduced controls on capital inflows. Inflation remained a concern, however, having accelerated to

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

12.3 per cent in December 2005. Following the example of Brazil, at the end of the year the authorities decided to make an early repayment of Argentina’s US$9.8 billion debt owed to the International Monetary Fund.

     HSBC’s operations in South America reported a pre-tax profit of US$647 million, compared with US$440 million in 2004, representing an increase of 47 per cent. On an underlying basis, pre-tax profits grew by 28 per cent and represented around 3 per cent of HSBC’s equivalent total profit. Growth was achieved, in part, as a result of a US$89 million gain on the sale of Brazil’s property and casualty insurance business. HSBC in Argentina benefited from a strong economic recovery and certain one-off items including the receipt of compensation bonds.

     The commentary that follows is on an underlying basis.

     Personal Financial Services reported a pre-tax profit of US$206 million, an increase of 76 per cent, partly as a result of gains on the sale of the Brazilian property and casualty insurance business. The remaining increase was driven by strong loan growth in vehicle finance and personal lending, together with record credit card sales. The cost efficiency ratio improved by 5 percentage points, even though higher income was partly offset by increased costs to support business expansion and develop alternative sales channels. The investment in alternative channels led to a 15 per cent increase in direct sales volumes to over 3.2 million, with particularly strong growth in personal lending, cards and insurance. Loan impairment charges increased, reflecting lending growth in Brazil and an increase in delinquency rates in the consumer finance business. In 2005, the reporting of the Brazilian insurance business transferred from ‘Other’ to Personal Financial Services. Profit before tax increased by US$16 million as a result, though individual account lines showed much larger variances: where appropriate, these are noted below.

     Net interest income rose by 35 per cent compared with 2004. Consumer demand for credit remained strong, fuelled by lower unemployment across the region and declining inflation in Brazil. This contributed to significant growth in personal lending, vehicle finance loans and credit cards.

     In Brazil, HSBC continued to position itself for future growth, investing in infrastructure to ensure the delivery of integrated solutions to customers. Enhancements to distribution, together with marketing campaigns and promotions, including partnerships with motor finance dealers, drove a 49 per cent rise in vehicle finance loans.

     A combination of increased customers and targeted marketing initiatives contributed to 40 per cent growth in personal lending. Personal lending balances also benefited from the successful launch in the first half of 2005 of pension-linked loans offering attractive rates of interest, with repayments drawn directly from the borrower’s pension income. Balances of pension-linked loans increased to US$110 million, partly as a result of an agreement to acquire the pension-linked loan production of Banco Schahin, a small local bank.

     The cards business continued to expand, due to both the continued strength of consumer expenditure and the development of a private label card with Petrobras gas stations, launched in 2004. During 2005, HSBC improved its competitive position, issuing over a million credit cards and having over two million in circulation, an increase of 21 per cent. Card utilisation grew and cardholder spending increased, while average card balances rose by 30 per cent to US$373 million. Credit card spreads increased as HSBC repositioned its card proposition by increasing interest rates to fall broadly in line with the bank’s major competitors.

     In Argentina, considerable focus was placed on pre-approved sales mailings and developing direct sales channels. Net interest income more than doubled, driven by a 59 per cent increase in asset balances. The strong demand for credit resulted in personal unsecured lending more than doubling. Credit cards in circulation increased by 25 per cent, following a discount campaign launched in June 2005 and the launch of a private label card with C&A which contributed to a 53 per cent increase in card balances. Savings and deposit balances increased by 34 per cent, reflecting the improved economic environment.

     Net fee income decreased by 21 per cent, driven by both the inclusion of HSBC’s Brazilian insurance business, previously reported in the ‘Other’ business segment, and IFRSs related changes to the reporting of effective interest rates, which together led to a 52 per cent fall in fees. These decreases were mitigated by higher current account, credit card and lending fees. Recruitment of new customers, particularly through the payroll portfolio, led to a 21 per cent rise in HSBC’s current account base which, together with revised tariffs, increased account service fees by 21 per cent. Growth in lending volumes and the introduction of a new pricing structure contributed to a 36 per cent increase in credit-related fee income. Higher credit card spending and additional performance-driven fees from credit card companies generated a 72 per cent increase in credit card fee income. In Argentina, net

Back to Contents

fee income increased by US$27 million, reflecting a 29 per cent increase in credit card fees and a 29 per cent increase in current account fee income, driven by increased transaction volumes in a recovering economy.

     The sale of HSBC’s Brazilian property and casualty insurance business, HSBC Seguros de Automoveis e Bens Limitada, to HDI Seguros S.A., led to the recognition of an US$89 million gain, reported in other operating income.

     Loan impairment charges and other credit risk provisions increased to US$515 million, reflecting strong growth in unsecured lending. Credit quality in Brazil remained stable in the majority of product lines, but there was a 5 per cent increase in impaired loans as a proportion of assets in the consumer finance business. The consumer finance sector experienced increased credit availability, which led to indebtedness exceeding customers’ repayment capacity, increasing delinquencies. However, tightening of credit approval policies and improvements in the credit scoring model led to an improvement in the charge as a proportion of assets in the fourth quarter. Credit quality in Argentina improved, reflecting generally better economic conditions.

     Operating expenses increased by 27 per cent. In Brazil, the acquisition of Valeu Promotora de Vendas and CrediMatone S.A. led to a significant increase in average staff numbers, though by the end of 2005 staff numbers were 2 per cent lower than at December 2004, following a restructuring of the consumer finance business. The increased average number of full-time employees, the impact of a mandatory national salary increase and the transfer of the Brazilian insurance business from the ‘Other’ business segment contributed to a 25 per cent increase in Brazilian staff costs. Other expenses grew to support business expansion and the development of direct sales channels, while transactional taxes increased by 21 per cent, driven by higher operating income. In Argentina, costs were 3 per cent up on 2004 as increased performance-related remuneration and union agreed salary increases led to higher staff costs.

     Commercial Banking reported pre-tax profits of US$185 million, 2 per cent higher than 2004. In Brazil, pre-tax profits increased by 12 per cent as asset growth drove higher revenues, which were mitigated by increased loan impairment charges and higher costs. In Argentina, pre-tax profits declined by 31 per cent, as significant loan recoveries were not repeated.

     Net interest income increased by 49 per cent, driven by asset growth. In Brazil, a growing economy and a 30 per cent rise in customer numbers led to increases in both assets and liabilities. Overdraft balances grew by 41 per cent as both the number and the average size of facilities grew, contributing US$40 million of additional income. Overdraft spreads increased by 3 percentage points as a result of increases in the rate charged to new borrowers. The continuing success of Giro fácil, a revolving loan and overdraft facility, resulted in a 13 per cent increase in customer numbers which, together with an increase in facility utilisation, resulted in a 77 per cent increase in balances. Invoice financing balances rose by 30 per cent, benefiting from both increased marketing and higher sales to Losango clients, approximately a third of whom now have a commercial banking relationship with HSBC.

     Deposit balances in Brazil increased by 21 per cent, reflecting initiatives to incentivise staff to prioritise sales of liability products. However, competitive pressures contributed to a 5 percentage points decrease in spreads on loans and advances to customers, while deposit spreads were 13 basis points lower. In Argentina, deposits from commercial customers increased by 42 per cent, reflecting the continuing economic recovery, while loans and overdrafts more than doubled and current account balances increased by 38 per cent. HSBC increased its market share in both loans and deposits.

     Net fee income was 14 per cent lower than 2004, driven by IFRSs changes to accounting for effective interest rates, which reduced fee income by 40 per cent. Excluding this effect, net fee income increased, due to higher fees from payments and cash management, current accounts, and lending in Brazil. Current account fees increased by 26 per cent, reflecting tariff increases, improved collection procedures and higher transaction volumes, while lending fees benefited from higher business volumes. In Argentina, the launch of a commercial banking call centre in the first half of 2005 enhanced the customer service proposition. This, together with the recruitment of additional relationship managers, supported a 14 per cent increase in customer numbers and, as a result, current account fee income increased by 21 per cent. Improvements in the Argentinian economic climate contributed to increased trade flows which, together with the establishment of a dedicated trade service sales team, led to a 22 per cent increase in trade services income.

     Loan impairment charges and other credit risk provisions were US$55 million, following a small net release in 2004. In Brazil, asset growth contributed to a US$47 million increase in charges. Impaired loans

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

as a proportion of assets increased by 3 percentage points in the SME portfolio, in line with overall market performance, and MME credit quality also declined slightly. In Argentina, net recoveries decreased as significant releases from amounts recognised at the time of the sovereign debt default and pesification were not repeated. However, underlying credit quality improved substantially and impaired loans as a percentage of assets more than halved.

     Operating expenses of US$368 million were 19 per cent higher than in 2004, though the cost efficiency ratio improved by 3 percentage points as income grew faster than costs. Staff numbers in Brazil increased by 34 per cent following a recruitment drive initiated in the second half of 2004 to support expansion of the SME business. Higher incentive payments, reflecting increased income, and union agreed pay increases also contributed to an increase in staff costs. New marketing campaigns, including the award winning ‘30, 60, 90 Dias de Apuros’ campaign focusing on invoice financing, increased advertising and marketing costs. Expenses in Argentina increased by 24 per cent, driven by higher staff costs, reflecting pay rises agreed with local unions, together with a 9 per cent increase in headcount in support of business expansion.

     Corporate, Investment Banking and Markets reported a pre-tax profit of US$146 million, an increase of 12 per cent, driven by higher net interest income in Argentina and a decline in loan impairment charges in Brazil.

     Total operating income at US$313 million decreased by 7 per cent compared with 2004. In Argentina, a reduction in funding costs in Global Markets was augmented by the positive impact of an appreciating CER (an inflation-linked index) on holdings of government bonds. Continuing economic growth and improved market confidence stimulated demand for credit, resulting in a 67 per cent growth in balances. Brazil reported a decrease in balance sheet management and money market revenues as a result of high short-term interest rates and an inverted yield curve.

     Trading activities generated higher income as Global Markets in Brazil benefited from a wider product range and the addition of new delivery capabilities. This investment and the relatively buoyant local market resulted in higher business volumes, particularly in foreign exchange. In Argentina, Global Markets income rose in line with increased trading activity in response to the sovereign debt swap.

     In Brazil, a US$15 million net release of loan impairment charges compared favourably with a net charge in 2004. A recovery in the energy sector was accompanied by the non-recurrence of allowances raised against two specific corporate accounts in 2004.

     Operating expenses of US$138 million were 8 per cent lower than in 2004, primarily due to a reduction in profit share and bonus payments in Brazil. This was partly offset by higher centralised support function staff costs, driven by pay rises agreed with local unions. In Argentina, operating expenses were broadly in line with 2004.

     Private Banking reported a pre-tax profit of US$1 million, a modest increase on 2004. The business was reorganised in 2005, with the transfer of smaller accounts to Personal Financial Services in Brazil, following a resegmentation of the customer base.

     In Brazil, HSBC’s insurance business was reclassified from Other to Personal Financial Services. As a result, operating income decreased by US$106 million and operating expenses were US$90 million lower. In Argentina, the receipt of compensation bonds and other items related to the pesification in 2002 led to a US$17 million increase in profit before tax.

Back to Contents

Profit before tax by customer group

	Year ended 31 December 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
South America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	1,463	475	111	5	23	(327)	1,750
Net fee income	329	121	73	11	3	–	537
Trading income excluding net interest income	15	4	78	–	2	–	99
Net interest expense on trading activities	–	–	(17)	–	–	327	310
Net trading income	15	4	61	–	2	327	409
Net income from financial instruments designated at fair value	174	–	9	–	3	–	186
Gains less losses from financial investments	1	–	3	–	35	–	39
Dividend income	4	–	–	–	–	–	4
Net earned insurance premiums	669	23	57	–	(3)	–	746
Other operating income	135	(2)	(1)	(1)	57	–	188

Total operating income	2,790	621	313	15	120	–	3,859
Net insurance claims[1]	(632)	(13)	(45)	–	(1)	–	(691)

Net operating income before loan impairment charges and other
credit risk provisions	2,158	608	268	15	119	–	3,168
Loan impairment charges and other credit risk provisions	(515)	(55)	15	–	1	–	(554)

Net operating income	1,643	553	283	15	120	–	2,614
Total operating expenses	(1,437)	(368)	(138)	(14)	(10)	–	(1,967)

Operating profit	206	185	145	1	110	–	647
Share of profit in associates and joint ventures	–	–	1	–	(1)	–	–

Profit before tax	206	185	146	1	109	–	647

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.0	0.9	0.7	–	0.5		3.1
Cost efficiency ratio	66.6	60.5	51.5	93.3	8.4		62.1

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	4,773	3,390	1,143	1	–		9,307
Total assets	8,270	5,240	9,608	6	1,610		24,734
Customer accounts	4,670	3,964	7,589	101	221		16,545
Loans and advances to banks (net)[3]			3,731
Trading assets, financial instruments designated at
fair value, and financial investments[3]			3,799
Deposits by banks[3]			803

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.
3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit before tax by customer group (continued)

	Year ended 31 December 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
South America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	900	267	127	4	12	–	1,310
Net fee income/(expense)	341	119	62	12	(75)	–	459
Trading income/(expense)	9	5	41	–	(1)	–	54
Net investment income on assets backing policyholders’ liabilities	40	1	9	–	45	–	95
Gains less losses from financial investments	–	–	(1)	–	35	–	34
Dividend income	–	–	–	–	2	–	2
Net earned insurance premiums	148	34	55	–	359	–	596
Other operating income	19	9	3	1	12	(16)	28

Total operating income	1,457	435	296	17	389	(16)	2,578
Net insurance claims[1]	(143)	(25)	(47)	–	(244)	–	(459)

Net operating income before loan impairment charges and other
credit risk provisions	1,314	410	249	17	145	(16)	2,119
Loan impairment charges and other credit risk provisions	(268)	7	(7)	–	1	–	(267)

Net operating income	1,046	417	242	17	146	(16)	1,852
Total operating expenses	(953)	(258)	(133)	(17)	(68)	16	(1,413)

Operating profit	93	159	109	–	78	–	439
Share of profit in associates and joint ventures	–	–	–	–	1	–	1

Profit before tax	93	159	109	–	79	–	440

	%	%	%	%	%		%

Share of HSBC’s profit before tax	0.5	0.8	0.6	–	0.4		2.3
Cost efficiency ratio	72.5	62.9	53.4	100.0	46.9		66.7

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	3,521	1,525	1,843	2	337		7,228
Total assets	5,829	2,438	7,736	34	1,331		17,368
Customer accounts	3,458	2,229	5,150	11	110		10,958
The following assets and liabilities were significant to Corporate,
Investment Banking and Markets:
Loans and advances to banks (net)			1,779

Trading assets, financial instruments designated at
fair value, and financial investments			3,009
Deposits by banks			549

1	Net insurance claim incurred and movement in policyholders’ liabilities.
2	Third party only.

Back to Contents
Critical accounting policies (audited information)

Introduction

The results of HSBC are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its consolidated financial statements. The accounting policies used in the preparation of the consolidated financial statements are described in detail in Note 2 on the Financial Statements.

     When preparing the financial statements, it is the directors’ responsibility under UK company law to select suitable accounting policies and to make judgements and estimates that are reasonable and prudent.

     The accounting policies that are deemed critical to HSBC’s IFRSs results and financial position, in terms of the materiality of the items to which the policy is applied, or which involve a high degree of judgement and estimation, are discussed below.

Impairment of loans

HSBC’s accounting policy for losses in relation to the impairment of customer loans and advances is described in Note 2(f) on the Financial Statements.

     Losses in respect of impaired loans are reported in HSBC’s income statement under the caption ‘Loan impairment charges and other credit risk provisions’. Any increase in these losses has the effect of reducing HSBC’s profit for the period by a corresponding amount (while any decrease in impairment charges or reversal of impairment charges would have the opposite effect).

     Losses for impaired loans are recognised promptly when there is objective evidence that impairment of a loan or portfolio of loans has occurred. Impairment losses are calculated on individual loans and on loans assessed collectively. Losses expected from future events, no matter how likely, are not recognised.

Individually assessed loans

At each balance sheet date, HSBC assesses on a case-by-case basis whether there is any objective evidence that a loan is impaired. This procedure is applied to all accounts that are considered individually significant. In determining impairment losses on these loans, the following factors are considered:

•	HSBC’s aggregate exposure to the customer;

•	the viability of the customer’s business model and the capacity to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations;

•	the amount and timing of expected receipts and recoveries;

•	the likely dividend available on liquidation or bankruptcy;

•	the extent of other creditors’ commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;

•	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

•	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

•	the likely deduction of any costs involved in recovery of amounts outstanding;

•	the ability of the borrower to obtain, and make payments in, the currency of the loan if not local currency; and

•	when available, the secondary market price of the debt.

     Impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan’s current carrying amount. The carrying amount of impaired loans on the balance sheet is reduced through the use of an allowance account.

     HSBC’s policy requires a review of the level of impairment allowances on individual facilities above materiality thresholds at least half-yearly, or more regularly when individual circumstances require. This will normally include a review of collateral held (including re-confirmation of its enforceability) and an assessment of actual and anticipated receipts.

Collectively assessed loans

Impairment is assessed on a collective basis in two different scenarios:

•	for loans subject to individual assessment, to cover losses which have been incurred but have not yet been identified; and

•	for homogeneous groups of loans that are not considered individually significant.

Back to Contents
H S B C H O L D I N G S P L C

Financial Review (continued)

Incurred but not yet identified impairment

Individually assessed loans for which no evidence of loss has been identified are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss. This arises from impairment at the balance sheet date which will only be individually identified in the future.

     The collective impairment allowance is determined after taking into account:

•	historical loss experience in portfolios of similar credit risk characteristics (for example, by industry sector, loan grade or product);

•	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an appropriate allowance against the individual loan; and

•	management’s experienced judgement as to whether current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience.

     The period between a loss occurring and its identification is estimated by local management for each identified portfolio.

Homogeneous groups of loans

For homogeneous groups of loans that are not considered individually significant, two alternative methods are used to calculate allowances on a portfolio basis:

•	When appropriate empirical information is available, HSBC utilises roll-rate methodology. This methodology employs a statistical analysis of historical trends of the probability of default and the amount of consequential loss, assessed at each time period for which the customer’s contractual payments are overdue. The estimated loss is the difference between the present value of expected future cash flows, discounted at the original effective interest rate of the portfolio, and the carrying amount of the portfolio. Other historical data and current economic conditions are also evaluated when calculating the appropriate level of allowance required to cover inherent loss. In certain highly developed markets, sophisticated models also take into account behavioural and account management trends as revealed in, for example, bankruptcy and rescheduling statistics.

•	In other cases, when the portfolio size is small
or when information is insufficient or not reliable enough to adopt a roll-rate methodology, HSBC adopts a formulaic approach which allocates progressively higher percentage loss rates in line with the period of time for which a customer’s loan is overdue. Loss rates are calculated from the discounted expected future cash flows from a portfolio.

      Roll rates, loss rates and the expected timing of future recoveries are regularly benchmarked against actual outcomes to ensure they remain appropriate.

     The portfolio approach is applied to accounts in the following portfolios:

•	low value, homogeneous small business accounts in certain jurisdictions;

•	residential mortgages less than 90 days overdue;

•	credit cards and other unsecured consumer lending products; and

•	motor vehicle financing.

     These portfolio allowances are generally reassessed monthly and charges for new allowances, or reversals of existing allowances, are calculated for each separately identified portfolio.

Loan write-offs

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery of these amounts and, for collateralised loans, when the proceeds from realising the security have been received.

Reversals of impairment

If the amount of an impairment loss decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognised, the excess is written back by reducing the loan impairment allowance account accordingly. The reversal is recognised in the income statement.

Assets acquired in exchange for loans

Non-financial assets acquired in exchange for loans in order to achieve an orderly realisation are recorded as assets held for sale and reported in ‘Other assets’. The asset acquired is recorded at the lower of its fair value (less costs to sell) and the carrying amount of the loan (net of impairment allowance) at the date of exchange. No depreciation is provided in respect of assets held for sale. Any subsequent write-down of the acquired asset to fair

Back to Contents

value less costs to sell is recorded as an impairment loss and included in the income statement. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative impairment loss, is recognised in the income statement.

Renegotiated loans

Retail loans, which are generally subject to collective impairment assessment, whose terms have been renegotiated, are no longer considered to be past due but are treated as new loans only after the minimum required number of payments under the new arrangements have been received.

     Loans subject to individual impairment assessment, whose terms have been renegotiated, are subject to ongoing review to determine whether they remain impaired or are considered to be past due.

Goodwill impairment

HSBC’s accounting policy for goodwill is described in Note 2(o) on the Financial Statements.

     Goodwill arises on business combinations, including the acquisition of subsidiaries, joint ventures or associates, when the cost of acquisition exceeds the fair value of HSBC’s share of the identifiable assets, liabilities and contingent liabilities acquired. By contrast, if HSBC’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of an acquired business is greater than the cost to acquire, the excess is recognised immediately in the income statement.

     Goodwill is allocated to cash-generating units for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. Impairment testing is performed annually by comparing the present value of the expected future cash flows from a business with the carrying amount of its net assets, including attributable goodwill.

     Significant management judgement is involved in two aspects of the process of identifying and evaluating goodwill impairment.

     First, the cost of capital assigned to an individual cash-generating unit and used to discount its future cash flows can have a significant effect on its valuation. The cost of capital percentage is generally derived from an appropriate Capital Asset Pricing Model, which itself depends on inputs reflecting a number of financial and economic variables including the risk-free rate in the country concerned and a premium to reflect the inherent risk of the business being evaluated. These variables are established on the basis of management judgement.

     Second, management judgement is required in estimating the future cash flows of the cash-generating units. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are available, and to assumptions regarding the long-term sustainable pattern of cash flows thereafter. While the acceptable range within which underlying assumptions can be applied is governed by the requirement for resulting forecasts to be compared with actual performance and verifiable economic data in future years, the cash flow forecasts necessarily and appropriately reflect management’s view of future business prospects.

     When the analysis demonstrates that the expected cash flows of a cash-generating unit have declined and/or that its cost of capital has increased, the effect will be to reduce the estimated fair value of the cash-generating unit. If this results in an estimated recoverable amount that is lower than the carrying value of the cash-generating unit, a charge for impairment of goodwill will be recorded, thereby reducing by a corresponding amount HSBC’s profit for the year. Goodwill is stated at cost less accumulated impairment losses.

     Goodwill on acquisitions of joint ventures or associates is included in ‘Interests in associates and joint ventures’.

     At the date of disposal of a business, attributable goodwill is included in HSBC’s share of net assets in the calculation of the gain or loss on disposal.

Valuation of financial instruments

HSBC’s accounting policy for valuation of financial instruments is described in Note 2(d) on the Financial Statements.

     All financial instruments are recognised initially at fair value. The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. In certain circumstances, however, the initial fair value may be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets.

     Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for assets held and offer prices liabilities. When independent prices are not available, fair values are determined by using valuation techniques which

Back to Contents
H S B C H O L D I N G S P L C

Financial Review (continued)

refer to observable market data. These include comparison with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

     The main factors which management considers when applying a model are:

•	the likelihood and expected timing of future cash flows on the instrument. These cash flows are usually governed by the terms of the instrument, although management judgement may be required in situations where the ability of the counterparty to service the instrument in accordance with the contractual terms is in doubt; and

•	an appropriate discount rate for the instrument. Management determines this rate, based on its assessment of the appropriate spread of the rate for the instrument over the risk-free rate.

     When valuing instruments by reference to comparable instruments, management takes into account the maturity, structure and rating of the instrument with which the position held is being compared.

     When valuing instruments on a model basis using the fair value of underlying components, management considers, in addition, the need for adjustments to take account of a number of factors such as bid-offer spread, credit profile, servicing costs of portfolios and model uncertainty. These adjustments are based on defined policies which are applied consistently across HSBC.

     When unobservable market data have a significant impact on the valuation of derivatives, the entire initial change in fair value indicated by the valuation model is not recognised immediately in the income statement but is recognised over the life of the transaction on an appropriate basis or is recognised in the income statement when the inputs become observable, or when the transaction matures or is closed out.

•	Financial instruments measured at fair value through profit or loss comprise financial instruments held for trading and financial instruments designated at fair value. Changes in their fair value directly impact HSBC’s income statement in the period in which they occur.

•	A change in the fair value of a financial instrument which is classified as ‘available-for-sale’ is recorded directly in equity until the financial instrument is sold, at which point the cumulative change in fair value is charged or credited to the income statement. For those debt and equity securities classified as available-for-sale, consideration as to whether any such assets should be written down to reflect an impairment is taken into account in the fair value of the relevant security. Any impairment in the value of debt and equity securities held as available-for-sale is reported in the income statement and hence reduces HSBC’s operating profit for the period.

     The table below summarises HSBC’s trading portfolios by valuation methodology at 31 December 2005:
	Assets		Liabilities

	Trading		Trading
	securities		securities
	purchased	Derivatives	sold	Derivatives
	%	%	%	%
Fair value based on:
Quoted market prices	87.6	6.0	96.0	5.7
Internal models with significant observable market parameters[1]	12.4	91.5	4.0	92.4
Internal models with significant unobservable market parameters	–	2.5	–	1.9

	100.0	100.0	100.0	100.0

1	Including instruments valued on the basis of comparable instruments.

Back to Contents
IFRSs compared with US GAAP

	2005	2004
	US$m	US$m
Net income
US GAAP	14,703	12,506
IFRSs	15,081	12,918

Shareholders’ equity
US GAAP	93,524	90,082
IFRSs	92,432	85,522

HSBC provides details of its net income and shareholders’ equity calculated in accordance with US GAAP, which differs in certain respects from IFRSs. Differences in net income and shareholders’ equity are explained in Note 47 on the Financial Statements on pages 375 to 402.

Future accounting developments

At 31 December 2005, HSBC adopted all IFRSs or interpretations that had been issued by the International Accounting Standards Board and endorsed by the EU with the exception of the ‘Amendments to IAS 39 and IFRS 4 – Financial Guarantee Contracts’.

     Financial guarantee contracts are currently accounted for under IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ as contingent liabilities and are disclosed as off-balance sheet items. Under the amendment, the issuer of a financial guarantee contract should classify such a contract as a financial instrument liability in accordance with IAS 39. An exception is made for issuers of guarantees deemed to be insurance contracts, who, subject to certain conditions, may irrevocably elect to account for such contracts as financial liabilities under IAS 39 or as insurance contract liabilities under IFRS 4.

     HSBC is required to adopt this amendment for the year ending 31 December 2006 and is currently assessing the impact this will have both in the Group and the parent company.

     The Financial Accounting Standards Board (‘FASB’) has issued the following accounting standards, which will become fully effective in future financial statements.

     In May 2005 the FASB issued Statement of Financial Accounting Standards (‘SFAS’) No. 154 ‘Accounting Changes and Error Corrections’. In many, but not all aspects, SFAS 154 converges with IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ in the accounting and reporting of accounting changes and corrections of errors. SFAS 154 is effective for fiscal years beginning after 15 December 2005. Adoption is not expected to have a material impact on the US GAAP information in HSBC’s financial statements.

     In June 2005, the FASB Emerging Issues Task Force (‘EITF’) issued EITF 04-5 ‘Determining whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights’. EITF 04-5 has a presumption that the general partner in a limited partnership or similar entity, such as a limited liability company, has control unless the limited partners have substantive kick-out rights or participating rights. The guidance contained in the EITF is effective after 29 June 2005 for all new partnerships formed and for existing partnerships that are modified after that date, and for all other existing partnerships it is effective no later than the beginning of the first reporting period beginning after 15 December 2005. The impact of EITF 04-5 on the US GAAP information in HSBC’s financial statements is not expected to be material.

     In November 2005 the FASB released FASB Staff Position FSP FAS 115-1 ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’ which supersedes the guidance provided by EITF 03-1 ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’. FSP FAS 115-1 clarifies when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP FAS 115-1 is effective for fiscal years beginning after 15 December 2005. Adoption is not expected to have a material impact on the US GAAP information in HSBC’s financial statements.

     SFAS 155 ‘Accounting for Certain Hybrid Financial Instruments’ was issued by the FASB in February 2006. SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. An irrevocable election may be made to initially and subsequently measure such a hybrid financial instrument at fair value, with changes in fair value recognised through income. Such election needs to be supported by concurrent documentation. SFAS 155 is effective for financial years beginning after 15 September 2006, with early adoption permitted. HSBC is currently considering the impact that adoption of SFAS 155 will have on its US GAAP financial statements.

Back to Contents

H S B C H O L D I N G S P L C

Financial Review (continued)

Average balance sheet and net interest income

Average balances and the related interest are shown for the domestic operations of HSBC’s principal commercial banks by geographic region with all other commercial banking and investment banking balances and transactions included in ‘Other operations’.

     Net interest margin numbers are calculated by dividing net interest income as reported in the income statement by the average interest earning assets from which interest income is reported within the ‘Net interest income’ line of the income statement. Interest income and interest expense arising from trading assets and liabilities and the funding thereof is included within ‘Net trading income’ in the income statement.

Assets

		Year ended 31 December

		2005			2004

		Average	Interest		Average	Interest
		balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%
Short-term funds and loans and advances to banks
Europe	HSBC Bank	21,875	774	3.54	24,173	669	2.77
	HSBC Private Banking Holdings (Suisse)	3,606	156	4.33	2,644	89	3.37
	HSBC France	16,829	387	2.30	26,007	960	3.69
Hong Kong	Hang Seng Bank	8,061	288	3.57	8,328	221	2.65
	The Hongkong and Shanghai Banking Corporation	36,904	1,058	2.87	28,172	538	1.91
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	11,667	351	3.01	9,180	198	2.16
	HSBC Bank Malaysia	1,767	49	2.77	1,348	36	2.67
	HSBC Bank Middle East	3,262	111	3.40	1,619	29	1.79
North America	HSBC Bank USA	3,579	151	4.22	2,323	56	2.41
	HSBC Bank Canada	2,115	62	2.93	2,163	45	2.08
	HSBC Mexico	2,994	228	7.62	3,771	227	6.02
South America	Brazilian operations[1]	3,305	565	17.10	1,954	237	12.13
	HSBC Bank Argentina	264	7	2.65	250	3	1.20
Other operations		15,023	456	3.04	19,515	329	1.69

		131,251	4,643	3.54	131,447	3,637	2.77

Trading assets[2]
Europe	HSBC Bank				29,183	1,147	3.93
	HSBC France				13,663	365	2.67
Hong Kong	Hang Seng Bank				369	13	3.52
	The Hongkong and Shanghai Banking Corporation				11,209	298	2.66
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation				2,487	101	4.06
	HSBC Bank Malaysia				145	4	2.76
North America	HSBC Bank USA				5,447	115	2.11
	HSBC Bank Canada				1,177	25	2.12
	HSBC Markets Inc				11,543	421	3.65
	HSBC Mexico				2,957	173	5.86
South America	Brazilian operations[1]				843	128	15.18
	HSBC Bank Argentina				19	1	5.26
Other operations					5,661	232	4.10

					84,703	3,023	3.57
For footnotes, see page 113.

Back to Contents

Assets (continued)

		Year ended 31 December

		2005			2004

		Average	Interest		Average	Interest
		Balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%
Loans and advances to customers
Europe	HSBC Bank	203,568	12,223	6.00	170,939	9,521	5.57
	HSBC Private Banking Holdings (Suisse)	5,795	211	3.64	4,700	115	2.45
	HSBC France	41,977	1,710	4.07	42,149	1,892	4.49
	HSBC Finance	9,951	1,086	10.91	9,276	1,055	11.37
Hong Kong	Hang Seng Bank	32,893	1,323	4.02	31,234	882	2.82
	The Hongkong and Shanghai Banking Corporation	43,971	2,061	4.69	41,901	1,406	3.36
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	46,652	2,659	5.70	36,775	1,781	4.84
	HSBC Bank Malaysia	5,380	325	6.04	4,937	278	5.63
	HSBC Bank Middle East	10,038	635	6.33	7,425	418	5.63
North America	HSBC Bank USA	86,800	5,594	6.44	61,659	2,936	4.76
	HSBC Finance	118,215	13,307	11.26	114,393	13,146	11.49
	HSBC Bank Canada	28,491	1,439	5.05	22,603	1,099	4.86
	HSBC Mexico	9,983	1,210	12.12	8,095	878	10.85
South America	Brazilian operations[1]	7,447	2,647	35.54	4,726	1,527	32.31
	HSBC Bank Argentina	914	122	13.35	903	101	11.18
Other operations		27,203	1,352	4.97	35,713	1,113	3.12

		679,278	47,904	7.05	597,428	38,148	6.39

Financial investments
Europe	HSBC Bank	35,787	1,297	3.62	22,488	824	3.66
	HSBC Private Banking Holdings (Suisse)	8,725	299	3.43	10,828	303	2.80
	HSBC France	4,482	143	3.19	6,957	240	3.45
Hong Kong	Hang Seng Bank	23,445	815	3.48	20,924	507	2.42
	The Hongkong and Shanghai Banking Corporation	29,508	924	3.13	33,798	779	2.30
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	15,100	592	3.92	15,902	537	3.38
	HSBC Bank Malaysia	1,182	41	3.47	1,156	40	3.46
	HSBC Bank Middle East	1,311	44	3.36	1,104	27	2.45
North America	HSBC Bank USA	19,262	864	4.49	18,213	884	4.85
	HSBC Finance	3,945	221	5.60	4,153	166	4.00
	HSBC Bank Canada	3,951	116	2.94	2,814	65	2.31
	HSBC Mexico	4,995	583	11.67	3,822	395	10.33
South America	Brazilian operations[1]	2,328	324	13.92	843	128	15.18
	HSBC Bank Argentina	218	23	10.55	169	12	7.10
Other operations		17,769	881	4.96	17,485	564	3.23

		172,008	7,167	4.17	160,656	5,471	3.41

For footnotes, see page 113.

Back to Contents

H S B C H O L D I N G S P L C

Financial Review (continued)

Assets (continued)

		Year ended 31 December

		2005			2004

		Average	Interest		Average	Interest
		Balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%
Other interest-earning assets
Europe	HSBC Bank	14,748	543	3.68	8,629	361	4.18
	HSBC Private Banking Holdings (Suisse)	11,831	416	3.52	7,611	146	1.92
	HSBC France	9,811	442	4.51	7,533	62	0.82
Hong Kong	Hang Seng Bank	81	3	3.70	813	17	2.09
	The Hongkong and Shanghai Banking Corporation	18,310	443	2.42	16,926	316	1.87
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	4,836	200	4.14	4,757	179	3.76
	HSBC Bank Malaysia	283	8	2.83	153	3	1.96
	HSBC Bank Middle East	371	18	4.85	164	10	6.10
North America	HSBC Bank USA	1,444	43	2.98	784	26	3.32
	HSBC Finance	2,063	67	3.25	651	64	9.83
	HSBC Bank Canada	641	18	2.81	233	8	3.43
	HSBC Mexico	1,186	16	1.35	336	5	1.49
South America	Brazilian operations[1]	558	162	29.03	284	36	12.68
	HSBC Bank Argentina	43	2	4.65	30	–	–
Other operations		(49,322)	(2,001)		(46,751)	(1,040)

		16,884	380	2.25	2,153	193	8.96

Total interest-earning assets
Europe	HSBC Bank	275,977	14,837	5.38	255,412	12,522	4.90
	HSBC Private Banking Holdings (Suisse)	29,957	1,082	3.61	25,783	653	2.53
	HSBC France	73,099	2,682	3.67	96,310	3,520	3.65
	HSBC Finance	10,553	1,081	10.24	9,342	1,074	11.50
Hong Kong	Hang Seng Bank	64,958	2,447	3.77	61,669	1,614	2.62
	The Hongkong and Shanghai Banking Corporation	128,693	4,485	3.49	132,007	3,337	2.53
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	78,255	3,802	4.86	69,102	2,796	4.05
	HSBC Bank Malaysia	8,612	423	4.91	7,739	361	4.66
	HSBC Bank Middle East	14,982	808	5.39	10,348	485	4.69
North America	HSBC Bank USA	111,085	6,652	5.99	88,426	4,017	4.54
	HSBC Finance	124,223	13,595	10.94	119,197	13,376	11.22
	HSBC Bank Canada	35,198	1,635	4.65	28,990	1,242	4.28
	HSBC Mexico	19,159	2,038	10.64	18,982	1,678	8.84
South America	Brazilian operations[1]	13,637	3,697	27.11	9,186	2,231	24.29
	HSBC Bank Argentina	1,440	154	10.69	1,371	117	8.53
Other operations		9,593	676	7.05	42,523	1,449	3.41

		999,421	60,094	6.01	976,387	50,472	5.17

Summary
Total interest-margin assets		999,421	60,094	6.01	976,387	50,472	5.17
Trading assets[2]		292,404	7,232	2.47
Financial assets designated at fair value[3]		15,247	405	2.66
Impairment provisions		(12,469)			(12,958)
Non-interest-earning assets		207,337			285,912

Total assets and interest income		1,501,940	67,731	4.51	1,249,341	50,472	4.04

Back to Contents

Assets (continued)

		Year ended 31 December

		2005	2004
		%	%
Distribution of average total assets
Europe	HSBC Bank	30.1	28.3
	HSBC Private Banking Holdings (Suisse)	2.2	2.2
	HSBC France	9.9	9.8
	HSBC Finance	0.7	0.9
Hong Kong	Hang Seng Bank	4.8	5.2
	The Hongkong and Shanghai Banking Corporation	12.7	14.2
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	6.5	6.6
	HSBC Bank Malaysia	0.6	0.7
	HSBC Bank Middle East	1.1	0.9
North America	HSBC Bank USA	10.7	8.8
	HSBC Finance	9.3	10.8
	HSBC Bank Canada	2.6	2.4
	HSBC Mexico	1.6	1.8
South America	Brazilian operations[1]	1.4	0.9
	HSBC Bank Argentina	0.1	0.1
Other operations (including consolidation adjustments)		5.7	6.4

		100.0	100.0

For footnotes, see page 113.

Back to Contents

H S B C H O L D I N G S P L C

Financial Review (continued)

Total equity and liabilities

		Year ended 31 December

		2005			2004

		Average	Interest		Average	Interest
		balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%
Deposits by banks[4]
Europe	HSBC Bank	32,673	1,037	3.17	26,950	412	1.53
	HSBC Private Banking Holdings (Suisse)	886	20	2.26	1,446	27	1.87
	HSBC France	17,935	582	3.25	22,162	526	2.37
Hong Kong	Hang Seng Bank	1,876	61	3.25	685	14	2.04
	The Hongkong and Shanghai Banking Corporation	3,430	116	3.38	3,139	39	1.24
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	4,973	168	3.38	3,505	95	2.71
	HSBC Bank Malaysia	238	5	2.10	98	2	2.04
	HSBC Bank Middle East	888	27	3.04	1,104	23	2.08
North America	HSBC Bank USA	4,251	202	4.75	3,833	74	1.93
	HSBC Bank Canada	926	34	3.67	392	8	2.04
	HSBC Mexico	1,051	70	6.66	914	48	5.25
South America	Brazilian operations[1]	1,355	125	9.23	914	57	6.24
	HSBC Bank Argentina	111	8	7.21	140	8	5.71
Other operations		3,962	211	5.33	11,182	206	1.84

		74,555	2,666	3.58	76,464	1,539	2.01

Customer accounts[5]
Europe	HSBC Bank	186,996	5,359	2.87	169,501	3,986	2.35
	HSBC Private Banking Holdings (Suisse)	19,908	622	3.12	17,339	377	2.17
	HSBC France	24,538	611	2.49	22,072	575	2.61
Hong Kong	Hang Seng Bank	51,460	874	1.70	50,944	290	0.57
	The Hongkong and Shanghai Banking Corporation	95,496	1,322	1.38	92,579	392	0.42
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	48,997	1,293	2.64	42,625	891	2.09
	HSBC Bank Malaysia	6,123	157	2.56	5,744	151	2.63
	HSBC Bank Middle East	8,696	207	2.38	5,978	60	1.00
North America	HSBC Bank USA	60,795	1,385	2.28	52,813	680	1.29
	HSBC Bank Canada	21,635	475	2.20	18,191	351	1.93
	HSBC Mexico	8,272	188	2.27	11,157	377	3.38
South America	Brazilian operations[1]	10,790	1,859	17.23	5,787	842	14.55
	HSBC Bank Argentina	903	28	3.10	898	27	3.01
Other operations		44,816	1,273	2.84	56,494	918	1.62

		589,425	15,653	2.66	552,122	9,917	1.80

For footnotes, see page 113.

Back to Contents

Total equity and liabilities (continued)

		Year ended 31 December

		2005			2004

		Average	Interest		Average	Interest
		balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%
Financial liabilities designated at fair value –
own debt issued[6]
Europe	HSBC Holdings	13,928	496	3.56
	HSBC Bank	5,919	327	5.52
North America	HSBC Bank USA	1,469	96	6.54
	HSBC Finance	28,146	1,098	3.90
Other operations		288	20	6.94

		49,750	2,037	4.09

Debt securities in issue
Europe	HSBC Bank	28,620	1,817	6.35	26,320	1,103	4.19
	HSBC France	14,271	314	2.20	16,250	434	2.67
	HSBC Finance	3,330	77	2.31	3,524	163	4.63
Hong Kong	Hang Seng Bank	1,523	53	3.48	1,266	30	2.37
	The Hongkong and Shanghai Banking Corporation	–	–	–	11,192	437	3.90
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	6,523	315	4.83	5,313	229	4.31
	HSBC Bank Malaysia	572	16	2.80	261	8	3.07
North America	HSBC Bank USA	25,537	1,073	4.20	11,125	376	3.38
	HSBC Finance	75,913	3,399	4.48	101,269	2,751	2.72
	HSBC Bank Canada	7,963	268	3.37	5,994	165	2.75
	HSBC Mexico	4,585	285	6.22	3,566	134	3.76
South America	Brazilian operations[1]	401	67	16.71	360	65	18.06
	HSBC Bank Argentina	7	1	14.29	95	7	7.37
Other operations		6,834	90	1.32	18,136	234	1.29

		176,079	7,775	4.42	204,671	6,136	3.00

Other interest-bearing liabilities
Europe	HSBC Bank	23,924	547	2.29	30,504	870	2.85
	HSBC Private Banking Holdings (Suisse)	4,247	130	3.06	2,505	38	1.52
	HSBC France	14,154	220	1.55	20,117	601	2.99
	HSBC Finance	5,299	361	6.81	4,298	258	6.00
Hong Kong	Hang Seng Bank	1,228	36	2.93	1,161	22	1.89
	The Hongkong and Shanghai Banking Corporation	6,981	221	3.17	10,495	171	1.63
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	13,725	460	3.35	12,972	228	1.76
	HSBC Bank Malaysia	137	4	2.92	195	3	1.54
	HSBC Bank Middle East	767	23	3.00	407	20	4.91
North America	HSBC Bank USA	13,287	1,332	10.02	12,618	324	2.57
	HSBC Bank Canada	856	12	1.40	938	20	2.13
	HSBC Markets Inc	4,718	121	2.56	12,652	460	3.64
	HSBC Mexico	1,258	30	2.38	195	15	7.69
South America	Brazilian operations[1]	2,264	86	3.80	565	47	8.32
	HSBC Bank Argentina	35	4	11.43	319	3	0.94
Other operations		(62,593)	(2,958)		(64,040)	(1,301)

		30,287	629	2.08	45,901	1,779	3.88

For footnotes, see on page 113.

Back to Contents

H S B C H O L D I N G S P L C

Financial Review (continued)

Total equity and liabilities (continued)

		Year ended 31 December

		2005			2004

		Average	Interest		Average	Interest
		balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%
Total interest-bearing liabilities
Europe	HSBC Bank	278,131	9,087	3.27	253,275	6,371	2.52
	HSBC Private Banking Holdings (Suisse)	25,041	772	3.08	21,290	442	2.08
	HSBC France	71,115	1,732	2.44	80,601	2,136	2.65
	HSBC Finance	8,667	470	5.42	8,152	421	5.16
Hong Kong	Hang Seng Bank	56,087	1,024	1.83	54,056	357	0.66
	The Hongkong and Shanghai Banking Corporation	105,907	1,659	1.57	117,404	1,038	0.88
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	74,218	2,236	3.01	64,415	1,443	2.24
	HSBC Bank Malaysia	7,070	182	2.57	6,298	163	2.59
	HSBC Bank Middle East	10,351	289	2.79	7,489	103	1.38
North America	HSBC Bank USA	105,339	4,088	3.88	80,389	1,454	1.81
	HSBC Finance	116,164	4,933	4.25	112,973	2,964	2.62
	HSBC Bank Canada	31,380	789	2.51	25,516	544	2.13
	HSBC Markets Inc	4,718	121	2.56	28,563	701	2.45
	HSBC Mexico	15,165	573	3.78	15,832	574	3.63
South America	Brazilian operations[1]	14,810	2,137	14.43	7,626	1,010	13.24
	HSBC Bank Argentina	1,056	41	3.88	1,453	46	3.17
Other operations		(17,224)	(1,373)		(6,174)	(396)

		907,995	28,760	3.17	879,158	19,371	2.20

Summary
Total interest-margin liabilities		907,995	28,760	3.17	879,158	19,371	2.20
Trading liabilities		211,059	5,024	2.38
Financial liabilities designated at fair value (excluding own debt issued)		9,787
Non-interest-bearing current accounts		65,509			56,043
Total equity and other non-interest-bearing liabilities		307,590			314,140

Total equity and liabilities		1,501,940	33,784	2.25	1,249,341	19,371	1.55

Net interest margin

		Year ended 31 December

		2005	2004
		%	%
Europe	HSBC Bank	2.08	2.41
	HSBC Private Banking Holdings (Suisse)	1.03	0.82
	HSBC France	1.30	1.44
	HSBC Finance	5.79	6.99
Hong Kong	Hang Seng Bank	2.19	2.08
	The Hongkong and Shanghai Banking Corporation	2.20	1.74
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	2.00	1.96
	HSBC Bank Malaysia	2.80	2.56
	HSBC Bank Middle East	3.46	3.69
North America	HSBC Bank USA	2.31	2.90
	HSBC Finance	6.97	8.74
	HSBC Bank Canada	2.40	2.41
	HSBC Mexico	7.65	5.82
South America	Brazilian operations[1]	11.44	13.29
	HSBC Bank Argentina	7.87	5.18
Other operations[7]		0.20	0.03

		3.14	3.19
For footnotes, see page 113.

Back to Contents

Analysis of changes in net interest income

The following table allocates changes in net interest income between volume and rate for 2005 compared with 2004. Changes due to a combination of volume and rate, and the effect of reclassifying items on the adoption of IAS 32 and IAS 39 at 1 January 2005, are allocated to rate.

Interest income
		2005 compared with 2004
		Increase/(decrease)

		2005	Volume	Rate	2004
		US$m	US$m	US$m	US$m
Short-term funds and loans and advances to banks

Europe	HSBC Bank	774	(64)	169	669
	HSBC Private Banking Holdings (Suisse)	156	32	35	89
	HSBC France	387	(339)	(234)	960

Hong Kong	Hang Seng Bank	288	(7)	74	221
	The Hongkong and Shanghai Banking Corporation	1,058	167	353	538

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	351	54	99	198
	HSBC Bank Malaysia	49	11	2	36
	HSBC Bank Middle East	111	29	53	29

North America	HSBC Bank USA	151	30	65	56
	HSBC Bank Canada	62	(1)	18	45
	HSBC Mexico	228	(47)	48	227

South America	Brazilian operations[1]	565	164	164	237
	HSBC Bank Argentina	7	–	4	3

Other operations		456	(76)	203	329

		4,643	(5)	1,011	3,637

Trading assets					3,023

Loans and advances to customers

Europe	HSBC Bank	12,223	1,817	885	9,521
	HSBC Private Banking Holdings (Suisse)	211	27	69	115
	HSBC France	1,710	(8)	(174)	1,892
	HSBC Finance	1,086	77	(46)	1,055

Hong Kong	Hang Seng Bank	1,323	47	394	882
	The Hongkong and Shanghai Banking Corporation	2,061	70	585	1,406

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	2,659	478	400	1,781
	HSBC Bank Malaysia	325	25	22	278
	HSBC Bank Middle East	635	147	70	418

North America	HSBC Bank USA	5,594	1,197	1,461	2,936
	HSBC Finance	13,307	439	(278)	13,146
	HSBC Bank Canada	1,439	286	54	1,099
	HSBC Mexico	1,210	205	127	878

South America	Brazilian operations[1]	2,647	879	241	1,527
	HSBC Bank Argentina	122	1	20	101

Other operations		1,352	(266)	505	1,113

		47,904	5,230	4,526	38,148

For footnotes, see page 113.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Interest income (continued)
		2005 compared with 2004
		Increase/(decrease)

		2005	Volume	Rate	2004
		US$m	US$m	US$m	US$m
Financial investments

Europe	HSBC Bank	1,297	487	(14)	824
	HSBC Private Banking Holdings (Suisse)	299	(59)	55	303
	HSBC France	143	(85)	(12)	240

Hong Kong	Hang Seng Bank	815	61	247	507
	The Hongkong and Shanghai Banking Corporation	924	(99)	244	779

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	592	(27)	82	537
	HSBC Bank Malaysia	41	1	–	40
	HSBC Bank Middle East	44	5	12	27

North America	HSBC Bank USA	864	51	(71)	884
	HSBC Finance	221	(8)	63	166
	HSBC Bank Canada	116	26	25	65
	HSBC Mexico	583	121	67	395

South America	Brazilian operations[1]	324	225	(29)	128
	HSBC Bank Argentina	23	3	8	12

Other operations		881	9	308	564

		7,167	387	1,309	5,471

Deposits by banks

Europe	HSBC Bank	1,037	87	538	412
	HSBC Private Banking Holdings (Suisse)	20	(10)	3	27
	HSBC France	582	(100)	156	526

Hong Kong	Hang Seng Bank	61	24	23	14
	The Hongkong and Shanghai Banking Corporation	116	4	73	39

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	168	40	33	95
	HSBC Bank Malaysia	5	3	–	2
	HSBC Bank Middle East	27	(5)	9	23

North America	HSBC Bank USA	202	8	120	74
	HSBC Bank Canada	34	11	15	8
	HSBC Mexico	70	7	15	48

South America	Brazilian operations[1]	125	28	40	57
	HSBC Bank Argentina	8	(2)	2	8

Other operations		211	(133)	138	206

		2,666	(38)	1,165	1,539

For footnotes, see page 113.

Back to Contents

Interest expense
		2005 compared with 2004
		Increase/(decrease)

		2005	Volume	Rate	2004
		US$m	US$m	US$m	US$m
Customer accounts

Europe	HSBC Bank	5,359	411	962	3,986
	HSBC Private Banking Holdings (Suisse)	622	56	189	377
	HSBC France	611	64	(28)	575

Hong Kong	Hang Seng Bank	874	3	581	290
	The Hongkong and Shanghai Banking Corporation	1,322	12	918	392

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	1,293	133	269	891
	HSBC Bank Malaysia	157	10	(4)	151
	HSBC Bank Middle East	207	27	120	60

North America	HSBC Bank USA	1,385	103	602	680
	HSBC Bank Canada	475	66	58	351
	HSBC Mexico	188	(97)	(92)	377

South America	Brazilian operations[1]	1,859	728	289	842
	HSBC Bank Argentina	28	–	1	27

Other operations		1,273	(190)	545	918

		15,653	670	5,066	9,917

Financial liabilities designated at fair value – own debt issued		2,037

Debt securities in issue

Europe	HSBC Bank	1,817	96	618	1,103
	HSBC France	314	(53)	(67)	434
	HSBC Finance	77	(9)	(77)	163

Hong Kong	Hang Seng Bank	53	6	17	30
	The Hongkong and Shanghai Banking Corporation	–	(437)	–	437

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	315	52	34	229
	HSBC Bank Malaysia	16	10	(2)	8

North America	HSBC Bank USA	1,073	487	210	376
	HSBC Finance	3,399	(689)	1,337	2,751
	HSBC Bank Canada	268	54	49	165
	HSBC Mexico	285	38	113	134

South America	Brazilian operations[1]	67	7	(5)	65
	HSBC Bank Argentina	1	(6)	–	7

Other operations		90	(146)	2	234

		7,775	(857)	2,496	6,136

Footnotes to ‘Average balance sheet and net interest income’

1	Brazilian operations comprise HSBC Bank Brasil S.A.-Banco Múltiplo and subsidiaries, plus Banco Lloyds TSB S.A. and Losango Promotora de Vendas Limitada.
2	Interest income on trading assets is reported as ‘Net trading income’ in the consolidated income statement in 2005.
3	Interest income on financial assets designated at fair value is reported as ‘Net income from financial instruments designated at fair value’ in the consolidated income statement.
4	Further analysis is given on page 179.
5	Further analysis is given on page 180.
6	Interest expense on financial liabilities designated at fair value is reported as ‘Net income on financial liabilities designated at fair value’ in the consolidated income statement other than interest on own debt.
7	Excludes eliminations (see note (iii)).

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Notes

(i)	Average balances are based on daily averages for the principal areas of HSBC’s banking activities with monthly or less frequent averages used elsewhere.
(ii)	In 2004 ‘Loans accounted for on a non-accrual basis’ and ‘Loans on which interest has been accrued but suspended’ were included in ‘Loans and advances to banks’ and ‘Loans and advances to customers’. Interest income on such loans was included in the consolidated income statement to the extent to which it had been received.
(iii)	Balances and transactions with fellow subsidiaries are reported gross in the principal commercial banking and consumer finance entities within ‘Other interest-earning assets’ and ‘Other interest-bearing liabilities’ as appropriate and the elimination entries are included within ‘Other operations’ in those two categories.
(iv)	Other than as noted in (iii) above, ‘Other operations’ comprise the operations of the principal commercial banking and consumer finance entities outside their domestic markets and all other banking operations.
(v)	In 2004 non-equity minority interests were included within shareholders’ equity and other non interest-bearing liabilities and the related coupon payments were included within ‘Profit attributable to minority interests’.

Back to Contents

Risk management

(Audited IFRS 7 information)

All HSBC’s activities involve analysis, evaluation, acceptance and management of some degree of risk or combination of risks. The most important types of risk are credit risk (which includes country and cross-border risk), liquidity risk, market risk, residual value risk, reputational risk, operational risk and insurance risk. Market risk includes foreign exchange, interest rate and equity price risk.

    HSBC’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date administrative and information systems. HSBC regularly reviews its risk management policies and emerging best practice. Individual responsibility and accountability, instilled through training, are designed to deliver a disciplined, conservative and constructive culture of risk management and control.

       The Group Management Board, under authority delegated by the Board of Directors, formulates high level Group risk management policy. A separately constituted Risk Management Meeting monitors risk and receives reports which allow it to review the effectiveness of HSBC’s risk management policies.

       The management of all risks that are significant  to HSBC is discussed below. The insurance businesses manage their own credit, liquidity and market risk along with insurance risk, so these risks are discussed separately from those relating to the operations’ section.

Credit risk management

(Audited IFRS 7 information)

Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from lending, trade finance, treasury and leasing business. HSBC hasfinance, treasury and leasing business. HSBC has standards, policies and procedures dedicated to controlling and monitoring risk from all such activities.

     Within Group Head Office, a separate function, Group Credit and Risk, is mandated to provide high-level centralised management of credit risk for HSBC worldwide. Group Credit and Risk is headed by a Group General Manager who reports to the Group Chief Executive. Its responsibilities include the following:

•	Formulating credit policies. These are embodied in the HSBC standards with which all HSBC’s operating companies are required to comply in formulating and recording in dedicated manuals their own more detailed credit policies and procedures. All such credit policies and procedures are monitored by Group Credit and Risk.

•	Establishing and maintaining HSBC’s large credit exposure policy. This policy delineates HSBC’s maximum exposures to individual customers, customer groups and other risk concentrations in an approach which is designed to be more conservative than internationally accepted regulatory standards. All HSBC’s operating companies are required to comply with the policy.

•	Issuing lending guidelines to HSBC’s operating companies on the Group’s attitude towards, and appetite for, lending to, inter alia, specified market sectors and industries. Each HSBC operating company and major business unit is required to base its own lending guidelines on HSBC’s standards, regularly update them and disseminate them to all credit and lending executives.

•	Undertaking an independent review and objective assessment of risk. Group Credit and Risk assesses all commercial non-bank credit facilities originated by HSBC’s operating companies in excess of designated limits, prior to the facilities being committed to customers. Operating companies may not confirm credit approval without this concurrence. Renewals and reviews of commercial non-bank facilities over designated levels are subject to the same process.

•	Controlling exposures to banks and other financial institutions. HSBC’s credit and settlement risk limits to counterparties in the finance and government sectors are approved centrally to optimise the use of credit availability and avoid excessive risk concentration. A dedicated unit within Group Credit and Risk controls and manages these exposures globally using centralised systems and automated processes.

•	Managing exposures to debt securities by establishing controls in respect of the liquidity of securities held for trading and setting issuer limits for securities held-to-maturity. Separate portfolio limits are established for asset-backed securities and similar instruments.

•	Controlling cross-border exposures. A dedicated unit within Group Credit and Risk uses

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

centralised systems to manage country and cross-border risk through the imposition of country limits with sub-limits by maturity and type of business. Country limits are determined by taking into account economic and political factors, and applying local business knowledge. Transactions with countries deemed to be high risk are considered on a case-by-case basis.

•	Controlling exposures to selected industries. Group Credit and Risk controls HSBC’s exposures to the shipping, aviation and automobile sectors, and closely monitors exposures to other industries such as insurance and real estate. When necessary, restrictions are imposed on new business, or exposures in HSBC’s operating companies are capped.

•	Maintaining and developing HSBC’s risk ratings in order to categorise exposures meaningfully and facilitate focused management of the attendant risks. Historically, HSBC’s risk rating framework has consisted of a minimum of seven grades, taking into account the risk of default and the availability of security or other credit risk mitigation. A more sophisticated risk-rating framework for banks and other customers, based on default probability and loss estimates and comprising up to 22 categories, is being progressively implemented across the HSBC Group and is already operative in most major business units. This new approach will increasingly allow a more granular analysis of risk and trends. Rating methodology is based upon a wide range of financial analytics together with market data-based tools which are core inputs to the assessment of counterparty risk. Although automated risk-rating processes are increasingly in use, for the larger facilities ultimate responsibility for setting risk grades rests in each case with the final approving executive. Risk grades are reviewed frequently and amendments, where necessary, are implemented promptly.

•	Reviewing the performance and effectiveness of operating companies’ credit approval processes. Regular reports are provided to Group Credit and Risk on the credit quality of local portfolios and corrective action is taken where necessary.

•	Reporting to certain senior executives on aspects of the HSBC loan portfolio. These executives, as well as the Group Management Board, the Risk Management Meeting, the Group Audit Committee and the Board of Directors of HSBC Holdings, receive a variety of regular reports covering:
	–	risk concentrations and exposure to industry sectors;

	–	large customer group exposures;

	–	emerging market debt and impairment allowances;

	–	large impaired accounts and impairment allowances;

	–	specific segments of the portfolio: real estate, automobiles, insurance, aviation and shipping, as well as ad hoc reviews;

	–	country limits, cross-border exposures and impairment allowances; and

	–	causes of unexpected loss and lessons learned.

•	Managing and directing credit-related systems initiatives. HSBC has a centralised database of large corporate, sovereign and bank facilities and is constructing a database comprising all Group credit assets. A systems-based credit application process for bank lending is operational in all jurisdictions and an electronic corporate credit application system is deployed in all of the Group’s major businesses.

•	Providing advice and guidance to HSBC’s operating companies in order to promote best practice throughout the Group on credit-related matters such as:

	–	regulatory developments;

	–	implementing environmental and social responsibility policies;

	–	risk modelling and portfolio collective impairment allowances;

	–	new products;

	–	training courses; and

	–	credit-related reporting.

•	Acting on behalf of HSBC Holdings as the primary interface for credit-related issues with external parties including the Bank of England, the FSA, rating agencies, corporate analysts, trade associations and counterparts in the world’s major banks and non-bank financial institutions.

Each operating company is required to implement credit policies, procedures and lending guidelines which conform to HSBC Group standards, with credit approval authorities delegated from the Board of Directors of HSBC Holdings to the relevant Chief Executive Officer. In each major

Back to Contents

subsidiary, management includes a Chief Credit and Risk Officer who reports to the local Chief Executive Officer on credit-related issues. All Chief Credit and Risk Officers have a functional reporting line to the Group General Manager, Group Credit and Risk. Each operating company is responsible for the quality and performance of its credit portfolios and for monitoring and controlling all credit risks in its portfolios, including those subject to central approval by Group Credit and Risk. This includes managing its own risk concentrations by market sector, geography and product. Local systems are in place throughout the Group to enable operating companies to control and monitor exposures by customer and counterparty.

     Special attention is paid to problem loans. When appropriate, specialist units are established by HSBC’s operating companies to provide customers with support in order to help them avoid default wherever possible, thereby maximising recoveries for HSBC.

     Regular audits of operating companies’ credit processes are undertaken by HSBC’s Internal Audit function. Audits include a consideration of the completeness and adequacy of credit manuals and lending guidelines; an in-depth analysis of a representative sample of accounts; an overview of homogeneous portfolios of similar assets to assess the quality of the loan book and other exposures; and a check that Group standards and policies are adhered to in the extension and management of credit facilities. Individual accounts are reviewed to ensure that risk grades are appropriate, that credit and collection procedures have been properly followed and that, when an account or portfolio evidences deterioration, impairment allowances are raised in accordance with the Group’s established processes. Internal Audit discuss with management risk ratings they consider to be inappropriate, and their subsequent recommendations for revised grades must then be assigned to the facilities concerned.

Collateral and other credit enhancements

Loans and advances (Audited IFRS 7 information)

When appropriate, operating companies are required to implement guidelines on the acceptability of specific classes of collateral or credit risk mitigation, and determine valuation parameters. Such parameters are expected to be conservative, reviewed regularly and supported by empirical evidence. Security structures and legal covenants are subject to regular review to ensure that they continue to fulfil their intended purpose and remain in line with local market practice. While collateral is an important mitigant to credit risk, it is HSBC’s policy to establish that loans are within the customer’s capacity to repay rather than to rely excessively on security. In certain cases, depending on the customer’s standing and the type of product, facilities may be unsecured. The principal collateral types are as follows:

•	in the personal sector, mortgages over residential properties;

•	in the commercial and industrial sector, charges over business assets such as premises, stock and debtors;

•	in the commercial real estate sector, charges over the properties being financed; and

•	in the financial sector, charges over financial instruments such as debt securities and equities in support of trading facilities.

Other securities (Audited IFRS 7 information)

Collateral held as security for financial assets other than loans and advances is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured with the exception of asset backed securities and similar instruments, which are secured by pools of financial assets.

     The ISDA Master Agreement is HSBC’s preferred agreement for documenting derivatives activity. It provides the contractual framework within which dealing activity across a full range of over-the-counter (‘OTC’), products is conducted and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement, if either party defaults or following other pre-agreed termination events. It is common for the parties to execute a Credit Support Annex (‘CSA’) in conjunction with the ISDA Master Agreement, a practice HSBC encourages. Under a CSA, collateral is passed between the parties to mitigate the market contingent counterparty risk inherent in the outstanding positions.

     Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily Settlement Limits are established for each counterparty, to cover the aggregate of all settlement risk arising from HSBC’s investment banking and markets transactions on any single day. Settlement risk on many transactions, particularly those involving securities and equities, is substantially mitigated when effected via Assured Payment Systems, or on a delivery versus payment basis.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Maximum exposure to credit risk

Maximum exposure to credit risk before collateral held or other credit enhancements
Maximum exposure
(Audited IFRS 7 information)
US$m
Items in course of collection from other banks	11,300
Trading assets	212,705
Treasury and other eligible bills	12,746
Debt securities	117,659
Loans and advances	82,300

Financial assets designated at fair value	6,513
Treasury and other eligible bills	53
Debt securities	5,705
Loans and advances	755

Derivatives	73,928
Loans and advances to banks	125,965
Loans and advances to customers	740,002
Financial investments	174,822
Treasury and other eligible bills	25,041
Debt securities	149,781

Other assets
Endorsements and acceptances	7,973
Other	10,981
Financial guarantees and other credit related contingent liabilities	66,805
Loan commitments and other credit related commitments	12,216

At 31 December 2005	1,443,210

Concentration of exposure

Loans and advances

Loans and advances are well spread across both industry sectors and jurisdictions.

     At constant exchange rates, and excluding the US$44 billion grossing adjustment to meet IFRSs requirements, gross loans and advances to customers (excluding the finance sector and settlement accounts) grew by US$71 billion, or 12 per cent, during 2005. On the same basis, personal lending comprised 63 per cent of HSBC’s loan portfolio and 63 per cent of the growth in loans in 2005.

     Including the financial sector and settlement accounts, personal lending represented US$420 billion, or 56 per cent, of total loans and advances to customers at 31 December 2005. Within this total, secured residential mortgages were US$234 billion and, at 31 per cent, of total advances to customers, the Group’s largest single concentration.

     Commercial and financial lending, including settlement accounts, comprised 44 per cent of gross lending to customers at 31 December 2005. The largest single industry concentrations were in non-bank financial institutions and commercial real estate lending, each of which amounted to 7 per cent of total gross lending to customers, broadly in line with 2004.

     Commercial, industrial and international trade lending grew strongly in 2005, particularly in the retail and services industries. This, together with the IFRS grossing change mentioned above, increased commercial and financial lending by just over 2 percentage points to 17 per cent of total gross loans and advances. Within this category of lending, no individual industry exceeded 4 per cent of total gross lending.

     Advances to banks are widely distributed, principally to major institutions, and with no single exposure more than 5 per cent of total advances to banks.

Financial investments

Total financial investments were broadly in line with 2004. Investments of US$96 billion in corporate debt and other securities were the largest single concentration of these, rising to 53 per cent of overall investments from 45 per cent at 31 December 2004. Nearly three quarters of these holdings, which were spread across a wide range of issuers, as well as geographically, were in debt securities issued by banks and other financial institutions.

     Investments in governments and government agencies of US$76 billion were 42 per cent of overall financial investments, broadly in line with 2004. One third of these investments were held in treasury and other eligible bills.

Back to Contents

     The insurance businesses have a diversified portfolio of debt securities designated at fair value (US$5 billion) and debt securities classified as financial investments (US$9 billion).

Securities held for trading

Total securities within trading assets were US$150 billion. The largest single class of these assets is governments and government agency assets,

which amounted to US$72 billion, or 48 per cent of overall trading securities. This included US$13 billion of treasury and other eligible bills.

     Corporate debt and other securities were US$55 billion or 37 per cent of overall trading securities. In percentage terms this was broadly in line with 2004. Included within this were US$17 billion of debts securities issued by banks and other financial institutions.

Gross loans and advances by industry sector

	At	Constant			At
	31 December	currency	Grossing/	Underlying	31 December
	2004	effect	offsetting[2]	change	2005
	US$m	US$m	US$m	US$m	US$m
Loans and advances to customers
Personal:
Residential mortgages	222,464	(7,701)	–	19,103	233,866
Hong Kong Government Home
Ownership Scheme	5,383	14	–	(717)	4,680
Other personal	160,005	(4,267)	–	26,192	181,930

Total personal	387,852	(11,954)	–	44,578	420,476

Corporate and commercial:
Commercial, industrial and international trade	101,876	(6,171)	21,626	13,471	130,802
Commercial real estate	43,469	(2,222)	199	10,369	51,815
Other property-related	20,749	(761)	1,353	855	22,196
Government	10,527	(388)	622	(2,543)	8,218
Other commercial[1]	55,151	(3,993)	10,606	3,914	65,678

Total corporate and commercial	231,772	(13,535)	34,406	26,066	278,709

Financial:
Non-bank financial institutions	52,329	(3,679)	9,840	(8,458)	50,032
Settlement accounts	13,819	(497)	–	(11,180)	2,142

Total financial	66,148	(4,176)	9,840	(19,638)	52,174

Total loans and advances to customers	685,772	(29,665)	44,246	51,006	751,359
Loans and advances to banks	143,466	(5,694)	–	(11,798)	125,974

Total gross loans and advances	829,238	(35,359)	44,246	39,208	877,333

1	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
2	Under IAS32 there are restrictions on the ability to offset, for presentational purposes, loans and advances in respect of customers who maintain both deposit and borrowing relationships with HSBC. This represents the amounts ‘grossed up’ at 31 December 2005 to isolate underlying charges on the net basis on which HSBC continues to treat such loans and advances for the purpose of credit risk management.

The commentary below analyses the underlying changes in lending noted in the table above, measured against the position at 31 December 2004. On this basis, total loans and advances to customers grew by 8 per cent, and total gross loans and advances increased by 5 per cent.

     Residential mortgages increased by 9 per cent to US$234 billion and comprised 31 per cent of total gross loans to customers (including the finance sector and settlement accounts) at 31 December 2005. Growth was particularly strong in the UK, where residential mortgages increased by 17 per cent to US$68 billion, and in North America, where mortgages increased by US$5 billion to US$118 billion.

     In North America, mortgage growth was concentrated in HSBC Finance in the US, where a continued focus on expanding the secured lending portfolio through the correspondent and branch based businesses generated an 18 per cent increase in mortgage lending. There was also a continued focus on junior lien loans through portfolio acquisitions and purchasing newly originated loans through flow correspondents. This was partly offset by a reduction in the US bank, as newly originated prime mortgages were sold into the secondary market. In Canada,

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

branch expansions in the consumer finance business delivered a 17 per cent increase in mortgage lending.

     Residential mortgage balances in Hong Kong were broadly flat, in what remained a highly competitive market. There was a net repayment in mortgages under the Hong Kong GHOS, under which new advances remained suspended. In the rest of Asia-Pacific, an increase of 22 per cent in mortgage lending was driven by operations in the Middle East, India, Taiwan, South Korea, mainland China and Singapore, in each of which growth was over 30 per cent.

     Other personal lending increased by 17 per cent to US$182 billion, and represented 24 per cent of total gross loans to customers at 31 December 2005. The acquisition of Metris in December 2005 increased personal loans by US$5 billion, or 3 percentage points of the growth in 2005. Including and in part due to this, some 75 per cent of growth was in North America. Organic growth within the US in HSBC branded prime, Union Privilege and non-prime portfolios, partly offset by the continued decline in certain older acquired portfolios, also contributed to the increase. The US vehicle finance business reported strong organic growth, principally in the near-prime portfolios. This came from newly originated loans acquired through the dealer network, growth in the consumer direct loan programme and expanded distribution through alliance channels. Growth in personal non-credit card lending reflected HSBC’s increasing the availability of this product in the second half of 2004, as a result of an improving US economy, as well as the success of several large direct mail campaigns launched in 2005.

     In Europe, the charge-off of substantially provided personal loans against provisions masked the underlying growth in lending: Other personal lending net of impairment reserves grew by 13 per cent. In the UK, growth in credit card and other unsecured lending was driven by pricing and marketing initiatives, against the backdrop of subdued consumer spending. In Turkey, credit card lending rose markedly, also helped by marketing campaigns.

     In the Rest of Asia-Pacific, continuing expansion of the credit card base and higher utilisation of cards by existing customers, together with successful marketing, contributed to a 25 per cent increase in lending. In South America, marketing and new product launches, combined with improved consumer sentiment, contributed to underlying growth of 26 per cent in Brazil.

     Loans and advances to the corporate and commercial sectors grew by 12 per cent during 2005, predominantly in the Commercial Banking customer group.

     In Europe, corporate and commercial advances increased by 10 per cent, reflecting customer demand for credit, as well as new customer acquisition, particularly in the property, distribution and services sectors. In Hong Kong, an 11 per cent increase was mainly in the property and manufacturing sectors, in part reflecting the benefit of economic expansion in mainland China. This was also reflected in the Rest of Asia-Pacific, where strong regional economies, and significant government-backed infrastructure and property projects, also contributed to the 16 per cent increase overall. In North America, a 15 per cent increase was driven by lending to finance real estate projects and construction, as well as increases in most other sectors and industries.

     The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the lending branch.

Back to Contents

Loans and advances to customers by industry sector and by geographical region

	At 31 December 2005 (Audited IFRS 7 information)

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	South	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	73,923	23,812	17,641	118,298	192	233,866	31.1
Hong Kong Government
Home Ownership Scheme	–	4,680	–	–	–	4,680	0.6
Other personal	55,672	9,978	11,178	100,116	4,986	181,930	24.2

	129,595	38,470	28,819	218,414	5,178	420,476	55.9

Corporate and commercial
Commercial, industrial and
international trade	76,687	16,736	21,286	13,199	2,894	130,802	17.4
Commercial real estate	22,071	12,557	5,081	11,911	195	51,815	6.9
Other property-related	7,603	6,147	3,426	4,937	83	22,196	3.0
Government	1,821	303	2,147	3,502	445	8,218	1.1
Other commercial[1]	41,944	6,922	7,716	7,960	1,136	65,678	8.7

	150,126	42,665	39,656	41,509	4,753	278,709	37.1

Financial
Non-bank financial
institutions	35,305	1,966	2,202	10,431	128	50,032	6.7
Settlement accounts	1,002	505	175	416	44	2,142	0.3

	36,307	2,471	2,377	10,847	172	52,174	7.0

Total gross loans and advances
to customers[2]	316,028	83,606	70,852	270,770	10,103	751,359	100.0

Percentage of Group loans and
advances by geographical
region	42.2%	11.1%	9.4%	36.0%	1.3%	100.0%
Impaired loans	5,068	506	936	4,045	891	11,446
Impaired loans as a percentage of
gross loans and advances to
customers	1.6%	0.6%	1.3%	1.5%	8.8%	1.5%
Impairment allowances
outstanding against loans
and advances	3,491	398	836	5,836	796	11,357
Impairment allowances
outstanding as a percentage
of impaired loans	68.9%	78.9%	89.3%	144.3%	89.2%	99.2%

1	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$66,020 million.

Included in personal lending in North America are the following balances relating to the US:
	2005	2004
	US$m	US$m
Residential mortgages – HSBC Bank USA	36,170	43,683
Residential mortgages – HSBC Finance	67,359	55,612
Motor vehicle finance	12,792	11,284
MasterCard/Visa credit cards	26,795	20,300
Private label cards	15,488	13,684
Other unsecured personal lending	35,545	28,448

	194,149	173,011

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Loans and advances to customers by industry sector and by geographical region (continued)
	At 31 December 2004

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	South	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	70,546	23,990	14,860	112,861	207	222,464	32.5
Hong Kong Government Home
Ownership Scheme.	–	5,383	–	–	–	5,383	0.8
Other personal	57,920	9,105	9,079	80,463	3,438	160,005	23.3

	128,466	38,478	23,939	193,324	3,645	387,852	56.6

Corporate and commercial
Commercial, industrial and
international trade	55,018	14,132	19,177	11,599	1,950	101,876	14.9
Commercial real estate	18,917	10,388	4,232	9,798	134	43,469	6.3
Other property-related	6,850	5,959	3,350	4,518	72	20,749	3.0
Government	3,663	615	1,432	3,868	949	10,527	1.5
Other commercial[1]	34,185	7,294	7,015	5,718	939	55,151	8.1

	118,633	38,388	35,206	35,501	4,044	231,772	33.8

Financial
Non-bank financial
institutions	30,901	1,932	2,297	17,090	109	52,329	7.6
Settlement accounts	4,476	596	305	8,431	11	13,819	2.0

	35,377	2,528	2,602	25,521	120	66,148	9.6

Total gross loans and
advances to customers[2]	282,476	79,394	61,747	254,346	7,809	685,772	100.0

Percentage of Group loans and
advances by geographical
region	41.2%	11.6%	9.0%	37.1%	1.1%	100.0%
Impaired loans[3,4]	6,039	696	1,160	3,875	657	12,427
Impaired loans as a percentage of
gross loans and advances[3]	2.1%	0.9%	1.9%	1.5%	8.4%	1.8%
Specific provisions outstanding
against loans and advances[4]	4,036	320	785	4,364	512	10,017
Specific provisions outstanding
as a percentage of impaired
loans[3,4]	66.8%	46.0%	67.7%	112.6%	77.9%	80.6%

1	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$56,222 million.
3	Net of suspended interest.
4	Included in North America are impaired loans of US$3,782 million and specific provisions of US$3,443 million in HSBC Finance; excluding HSBC Finance, specific provisions outstanding as a percentage of impaired loans was 54.6 per cent.

Back to Contents

	At 31 December 2003[1]

								Gross loans
							Gross	by industry
			Rest of				loans and	sector as a
		Hong	Asia-	North	South		advances to	% of total
	Europe	Kong	Pacific	America	America		customers	gross loans
	US$m	US$m	US$m	US$m	US$m		US$m	%
Personal
Residential mortgages	51,721	23,664	12,101	77,754	224		165,464	30.4
Hong Kong Government Home
Ownership Scheme	–	6,290	–	–	–		6,290	1.2
Other personal	42,041	7,420	7,135	75,173	2,376		134,145	24.7

	93,762	37,374	19,236	152,927	2,600		305,899	56.3

Corporate and commercial
Commercial, industrial and
international trade	49,468	10,966	14,892	8,907	1,435		85,668	15.7
Commercial real estate	15,517	8,548	3,149	7,785	89		35,088	6.5
Other property-related	5,416	5,075	2,597	3,994	58		17,140	3.2
Government	2,462	927	1,450	4,104	647		9,590	1.8
Other commercial[1]	24,239	6,754	5,735	6,619	683		44,030	8.1

	97,102	32,270	27,823	31,409	2,912		191,516	35.3

Financial
Non-bank financial
institutions	21,226	4,921	2,027	8,839	78		37,091	6.8
Settlement accounts	3,068	556	188	4,767	15		8,594	1.6

	24,294	5,477	2,215	13,606	93		45,685	8.4

Total gross loans and advances
to customers[3]	215,158	75,121	49,274	197,942	5,605		543,100	100.0

Percentage of Group loans and
advances by geographical
region	39.7%	13.8%	9.1%	36.4%	1.0%		100.0%
Non-performing loans[5]	5,701	1,671	1,538	5,444	696		15,050
Non-performing loans as a
percentage of gross loans and
advances to customers[4]	2.6%	2.2%	3.1%	2.8%	12.4%		2.8%
Specific provisions outstanding
against loans and advances[5]	3,554	629	981	5,184	530		10,878
Specific provisions outstanding
as a percentage of non-
performing loans[5]	62.3%	37.6%	63.8%	95.2%	76.1%	%	72.3%

1	Figures presented in this table were prepared in accordance with UK GAAP.
2	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
3	Included within this total is credit card lending of US$48,634 million.
4	Net of suspended interest.
5	Included in North America are non-performing loans of US$4,380 million and specific provisions of US$4,448 million in HSBC Finance; excluding HSBC Finance, specific provisions outstanding as a percentage of non-performing loans was 69.2 per cent.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Loans and advances to customers by industry sector and by geographical region (continued)
	At 31 December 2002[1]

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	South	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	38,719	23,839	7,507	26,666	253	96,984	26.9
Hong Kong Government Home
Ownership Scheme	–	7,255	–	–	–	7,255	2.0
Other personal	26,748	7,066	5,900	7,836	1,012	48,562	13.4

	65,467	38,160	13,407	34,502	1,265	152,801	42.3

Corporate and commercial
Commercial, industrial and
international trade	44,424	10,173	12,582	10,773	1,063	79,015	21.8
Commercial real estate	11,887	8,336	2,701	6,297	46	29,267	8.1
Other property-related	3,970	4,805	2,031	4,515	26	15,347	4.2
Government	2,164	719	933	4,575	562	8,953	2.5
Other commercial[2]	22,712	6,612	5,950	4,835	565	40,674	11.2

	85,157	30,645	24,197	30,995	2,262	173,256	47.8

Financial
Non-bank financial institutions	15,221	2,055	931	9,231	49	27,487	7.6
Settlement accounts	2,622	347	192	5,224	–	8,385	2.3

	17,843	2,402	1,123	14,455	49	35,872	9.9

Total gross loans and advances
to customers[3]	168,467	71,207	38,727	79,952	3,576	361,929	100.0

Percentage of Group loans and
advances by geographical
region	46.5%	19.7%	10.7%	22.1%	1.0%	100.0%
Non-performing loans[4]	4,495	1,724	2,055	1,773	476	10,523
Non-performing loans as a
percentage of gross loans and
advances to customers[4]	2.7%	2.4%	5.3%	2.2%	13.3%	2.9%
Specific provisions outstanding
against loans and advances	2,774	688	1,321	1,482	341	6,606
Specific provisions outstanding
as a percentage of non-
performing loans[4]	61.7%	39.9%	64.3%	83.6%	71.6%	62.8%

1	Figures presented in this table were prepared in accordance with UK GAAP.
2	Other commercial loans include advances in respect of agriculture, transport, energy and utilities.
3	Included within this total is credit card lending of US$9,950 million.
4	Net of suspended interest.

Back to Contents
			At 31 December 2001[1]

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	South	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	27,282	23,125	5,134	22,126	548	78,215	24.6
Hong Kong Government Home
Ownership Scheme	–	8,123	–	–	–	8,123	2.6
Other personal	21,065	6,227	4,616	6,273	1,280	39,461	12.4

	48,347	37,475	9,750	28,399	1,828	125,799	39.6

Corporate and commercial
Commercial, industrial and
international trade	38,476	9,662	11,226	9,018	1,720	70,102	22.1
Commercial real estate	9,475	8,474	2,395	5,877	77	26,298	8.3
Other property-related	3,630	4,710	2,169	4,011	69	14,589	4.6
Government	2,393	543	900	728	775	5,339	1.7
Other commercial[1]	20,510	6,349	5,457	4,230	617	37,163	11.7

	74,484	29,738	22,147	23,864	3,258	153,491	48.4

Financial
Non-bank financial
institutions	11,329	1,546	752	12,572	118	26,317	8.3
Settlement accounts	2,361	223	189	8,984	4	11,761	3.7

	13,690	1,769	941	21,556	122	38,078	12.0

Total gross loans and advances
to customers[3]	136,521	68,982	32,838	73,819	5,208	317,368	100.0

Percentage of Group loans and
advances by geographical
region	43.0%	21.7%	10.3%	23.3%	1.7%	100.0%

Non-performing loans[4]	3,682	2,028	2,723	672	544	9,649
Non-performing loans as a
percentage of gross loans and
advances to customers[4]	2.7%	2.9%	8.3%	0.9%	10.4%	3.0%
Specific provisions outstanding
against loans and advances	2,204	856	1,786	289	365	5,500
Specific provisions outstanding
as a percentage of non-
performing loans[4]	59.8%	42.2%	65.6%	43.0%	67.1%	57.0%

1	Figures presented in this table were prepared in accordance with UK GAAP.
2	Other commercial loans include advances in respect of agriculture, transport, energy and utilities.
3	Included within this total is credit card lending of US$8,289 million.
4	Net of suspended interest.

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Loans and advances to customers by principal area within Rest of Asia-Pacific and South America

		Loans and advances (gross)

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m
At 31 December 2005 (audited)
Australia and New Zealand	5,912	694	2,588	3,698	12,892
India	1,139	545	104	1,819	3,607
Indonesia	13	338	8	921	1,280
Japan	14	139	696	2,352	3,201
Mainland China	358	11	1,210	3,426	5,005
Malaysia	2,223	871	496	2,925	6,515
Middle East	258	2,320	1,448	9,403	13,429
Singapore	2,811	3,395	1,441	2,249	9,896
South Korea	2,585	460	31	2,219	5,295
Taiwan	2,094	1,057	14	727	3,892
Thailand	23	220	75	958	1,276
Other	211	1,128	396	2,829	4,564

Total of Rest of Asia-Pacific	17,641	11,178	8,507	33,526	70,852

Argentina	4	147	31	1,000	1,182
Brazil	187	4,838	206	3,432	8,663
Other	1	1	41	215	258

Total of South America	192	4,986	278	4,647	10,103

At 31 December 2004
Australia and New Zealand	5,935	635	2,580	3,761	12,911
India	778	371	56	1,440	2,645
Indonesia	12	166	9	769	956
Japan	12	106	689	3,532	4,339
Mainland China	256	10	794	3,329	4,389
Malaysia	2,029	670	407	2,611	5,717
Middle East	129	1,982	1,414	6,327	9,852
Singapore	2,137	3,027	1,262	2,258	8,684
South Korea	1,834	189	6	1,559	3,588
Taiwan	1,509	762	–	805	3,076
Thailand	28	178	75	1,134	1,415
Other	201	983	290	2,701	4,175

Total of Rest of Asia-Pacific	14,860	9,079	7,582	30,226	61,747

Argentina	37	69	21	1,372	1,499
Brazil	170	3,369	158	2,411	6,108
Other	–	–	27	175	202

Total of South America	207	3,438	206	3,958	7,809

Loans and advances to banks by geographical region
							Impairment
							allowances
							(2001-2004:
						Gross	provisions
			Rest of			loans and	for bad and
		Hong	Asia-	North	South	advances	doubtful
	Europe	Kong	Pacific	America	America	to banks	debts)
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2005 (audited)	44,369	42,751	19,559	14,013	5,282	125,974	(9)
At 31 December 2004	56,063	45,710	14,890	24,179	2,624	143,466	(17)
At 31 December 2003	51,806	38,639	12,948	11,885	1,922	117,200	(24)
At 31 December 2002	39,398	33,359	10,708	10,391	1,665	95,521	(23)
At 31 December 2001	40,665	42,516	11,253	7,979	2,252	104,665	(22)

Back to Contents

Credit quality

Loans and advances

Distribution of loans and advances by credit quality (Audited IFRS 7 information)
	At 31 December 2005

	Loans and	Loans and
	advances to	advances to
	customers	banks
	US$m	US$m
Loans and advances:
– neither past due nor impaired	731,116	125,930
– past due but not impaired	8,797	22
– impaired	11,446	22

	751,359	125,974

Distribution of loans and advances neither past due nor impaired (Audited IFRS 7 information)

The credit quality of the portfolio of loans and advances that were neither past due nor impaired at 31 December 2005 can be assessed by reference to the Group’s standard credit grading system. The following information is based on that system:

	Loans and	Loans and
	advances to	advances to
	customers	banks
	US$m	US$m
Grades:
1 – 3: satisfactory risk	705,036	125,324
4 – watch list and special mention	19,950	555
5 – sub-standard but not impaired	6,130	51

	731,116	125,930

     Grades 1 and 2 include corporate facilities demonstrating financial condition, risk factors and capacity to repay that are good to excellent, residential mortgages with low to moderate loan to values ratios, and other retail accounts which are not impaired and are maintained within product guidelines.

     Grade 3 represents satisfactory risk and includes corporate facilities that require closer monitoring, mortgages with higher loan to value ratios than grades 1 and 2, all non-impaired credit card exposures, and other retail exposures which operate outside product guidelines without being impaired.

     Grades 4 and 5 include corporate facilities that require various degrees of special attention and all retail exposures that are progressively between 30 and 90 days past due.

Loans and advances which were past due but not impaired (Audited IFRS 7 information)

Loans and advances which were past due at 31 December 2005 but not impaired were as follows:

	Loans and	Loans and
	advances to	advances to
	customers	banks
	US$m	US$m

Past due up to 29 days	4,837	22
Past due 30 – 59 days	1,743	–
Past due 60 – 89 days	583	–

	7,163	22
Past due 90 – 179 days	1,368	–
Past due over 180 days but less than 1 year	266	–

	8,797	22

This ageing analysis includes loans and advances less than 90 days past due that have collective impairment allowances set aside to cover credit losses on loans which are in the early stages of arrears.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

There are a variety of reasons why certain loans designated as ‘past due’ are not regarded as impaired. Unless other information is available to indicate to the contrary, all loans less than 90 days past due are not considered impaired. It is also not unusual for short-term trade finance facilities to extend beyond 90 days past due for reasons that do not reflect any concern on the creditworthiness of the counterparty, such as delays in documentation. In addition, past due loans secured in full by cash collateral are not considered impaired and, where appropriate, neither are residential mortgages in arrears by more than 90 days where the value of collateral is sufficient to repay both the debt and all potential interest for at least one year.

Impaired loans and advances (Audited IFRS 7 information)

For individually assessed accounts, loans are treated as impaired as soon as there is objective evidence that an impairment loss has been incurred. The criteria used by HSBC to determine that there is objective evidence of an impairment loss include, inter alia:
–	known cash flow difficulties experienced by the borrower;

–	overdue contractual payments of either principal or interest;

–	breach of loan covenants or conditions;

–	the probability that the borrower will enter bankruptcy or other financial reorganisation; and

–	a downgrading in credit rating by an external credit rating agency.

     Accounts in portfolios of homogeneous loans are treated as impaired once facilities are 90 days or more overdue. Further information on impaired loans is provided below in ‘Impairment assessment’.

     The total gross amount of impaired loans and advances to customers as at 31 December 2005 was US$11,446 million, of which US$4,960 million related to individually impaired loans and advances and US$6,486 million related to portfolios of homogeneous loans and advances. The following table presents an analysis of individually impaired loans by industry sector and by geographical region:

	At 31 December 2005

							Gross
							impaired
						Gross	loans by
						impaired	industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	South	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loan
	US$m	US$m	US$m	US$m	US$m	US$m	%

Personal	655	256	119	5	–	1,035	20.9
Commercial and corporate	2,562	198	629	338	198	3,925	79.1

Total impaired loans and
advances to customers	3,217	454	748	343	198	4,960	100.0

     The types of collateral or other security held are described above in ‘Collateral and other credit enhancements’.

Back to Contents

Loans and advances measured at amortised cost – net total credit risk
(Audited IFRS 7 information)

Loans and advances against which HSBC had legally enforceable rights to offset with financial liabilities at 31 December 2005 were as follows:
		Amount for
		which HSBC
		had a legally
	Carrying	enforceable	Net total
	amount	right to offset[1]	credit risk[2]
	US$m	US$m	US$m

Loans and advances to customers	751,359	(48,495)	702,864
Loans and advances to banks	125,974	(51)	125,923

	877,333	(48,546)	828,787

1	Against financial liabilities with the same counterparty.
2	Excluding the value of any collateral or security held.

Debt securities

Debt securities and other bills by rating agency designation
(Audited IFRS 7 information)

The following table presents an analysis of debt and similar securities, other than loans, by rating agency designation at 31 December 2005, based on Standard and Poor’s ratings or their equivalent:
		Treasury	Other	Debt
		bills	eligible bills	securities	Total
		US$m	US$m	US$m	US$m

AAA		16,798	381	113,429	130,608
AA – to AA +		3,089	264	62,684	66,037
A – to A +		11,147	110	46,538	57,795
Lower than A –		3,287	202	23,359	26,848
Unrated		2,563	–	27,135	29,698

		36,884	957	273,145	310,986

Of which issued by:
–	governments	19,634	–	91,279	110,913
–	local authorities	16,646	–	10,516	27,162
–	corporates	7	84	63,384	63,475
–	other	597	873	107,966	109,436
Of which classified as:
–	trading assets	12,649	97	117,659	130,405
–	financial instruments designated at fair value	53	–	5,705	5,758
–	available-for-sale securities	23,974	860	141,699	166,533
–	held-to-maturity investments	208	–	8,082	8,290

     Debt securities with short-term ratings are reported against the long-term rating of the issuer of the short-term debt securities. If major rating agencies have different ratings for the same debt securities, the securities are reported against the lower rating.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Financial assets other than loans and advances measured at amortised cost – net total credit risk
(Audited IFRS 7 information)

Financial assets against which HSBC had legally enforceable rights to offset with financial liabilities at 31 December 2005 were as follows:

		Amount for
		which HSBC
		had a legally
	Carrying	enforceable	Net total
	amount	right to offset[1]	credit risk[2]
	US$m	US$m	US$m
Trading assets
Treasury and other eligible bills	12,746	–	12,746
Debt securities	117,659	–	117,659
Loans and advances to banks	29,806	(19)	29,787
Loans and advances to customers	52,495	(7,411)	45,084

	212,706	(7,430)	205,276

Financial assets designated at fair value
Treasury and other eligible bills	53	–	53
Debt securities	5,705	(464)	5,241
Loans and advances to banks	124	–	124
Loans and advances to customers	631	–	631

	6,513	(464)	6,049

Derivatives	73,928	(46,060)	27,868
Financial investments
Treasury and other similar bills	25,042	–	25,042
Debt securities	149,781	–	149,781

	174,823	–	174,823
Other assets
Endorsements and acceptances	7,973	(9)	7,964

	475,943	(53,963)	421,980

1	Against financial liabilities with the same counterparty.
2	Excluding the value of any collateral or security held.

Impairment assessment

Loans and advances (Audited IFRS 7 information)

It is HSBC’s policy that each operating company makes allowance for impaired loans promptly when required and on a consistent basis in accordance with Group guidelines.

     HSBC’s rating process for credit facilities extended by its operating entities is designed to highlight exposures which require closer management attention because of their greater probability of default and potential loss. Amendments to risk grades, when necessary, are implemented promptly, with management particularly focusing on facilities to borrowers and portfolio segments classified below satisfactory grades. Management also regularly evaluates the adequacy of the established allowances for impaired loans by conducting a detailed review of the loan portfolio, comparing performance and delinquency statistics with historical trends and assessing the impact of current economic conditions. The criteria that HSBC uses to determine that there is objective evidence that an impairment loss has occurred include:

•	contractual payments of principal or interest which become 90 days overdue;

•	breach of loan covenants, conditions or other terms;

•	known cash flow difficulties experienced by the borrower; and

•	a significant downgrading in credit rating set by an external credit rating agency.

     Two types of impairment allowance are in place: individually assessed and collectively assessed. These are discussed below.

Individually assessed allowances
(Audited IFRS 7 information)

Impairment allowances on individually assessed accounts are determined by an evaluation of the exposure to loss on a case-by-case basis. This procedure is applied to all individually significant accounts and all other accounts that do not qualify for, or are not subject to, the portfolio-based

Back to Contents

approach outlined below. In determining allowances on individually assessed accounts, the following factors are considered:

•	HSBC’s aggregate exposure to the customer;

•	the viability of the customer’s business model and the capacity to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations;

•	the amount and timing of expected receipts and recoveries;

•	the likely dividend available on liquidation or bankruptcy;

•	the extent of other creditors’ commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;

•	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

•	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

•	the likely deduction of any costs involved in recovering amounts outstanding;

•	the ability of the borrower to obtain and make payments in the relevant foreign currency if loans are not in local currency; and

•	when available, the secondary market price for the debt.

     Group policy requires the level of impairment allowances on individual facilities that are above materiality thresholds to be reviewed at least half-yearly, and more regularly when individual circumstances require. The review normally encompasses collateral held (including re-confirmation of its enforceability) and an assessment of actual and anticipated receipts. For significant commercial and corporate debts, specialised loan ‘work-out’ teams with experience in insolvency and specific market sectors are used to assess likely losses on significant individual exposures.

Individually calculated impairment allowances are only reversed when the Group has reasonable and objective evidence of a reduction in the established loss estimate.

Collectively assessed allowances
(Audited IFRS 7 information)

Collectively assessed allowances are made in respect of (i) losses incurred in portfolios of homogeneous assets and (ii) losses which have been incurred but have not yet been identified on loans subject to individual assessment for impairment.

Homogeneous groups of loans
(Audited IFRS 7 information)

Two approaches are available to calculating impairment allowances when homogeneous groups of assets such as credit card loans, other unsecured consumer lending, motor vehicle financing and residential mortgage loans are reviewed collectively on a portfolio basis:

•	When appropriate empirical information is available, the Group uses roll rate methodology (a statistical analysis of historical trends of the probability of default and amount of consequential loss, assessed at each time period for which payments are overdue), other historical data and an evaluation of current economic conditions to calculate an appropriate level of impairment allowance based on inherent loss. In certain highly developed markets, sophisticated models also take into account behavioural and account management trends such as those indicated by bankruptcy and restructuring statistics. Roll rates are regularly benchmarked to ensure they remain appropriate.

•	When portfolios are less than US$20 million in size, or when information is insufficient or not sufficiently reliable for roll rate methodology to be adopted, the Group uses a simpler method based on similar principles which assesses impairment based on historical experience and current economic conditions.

The portfolio approach is applied to accounts in the following portfolios:

•	low value, homogeneous small business accounts in certain jurisdictions;

•	residential mortgages that have not been individually assessed or are less than 90 days overdue (except in HSBC Finance);

•	credit cards and other unsecured consumer lending products; and

•	motor vehicle financing.

    These portfolio allowances are generally assessed monthly and charges for new allowances, or releases of existing allowances, are calculated for each separately identified portfolio.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Incurred but not yet identified impairment
(Audited IFRS 7 information)

Impairment allowances for incurred but not yet identified losses relate to loans that are impaired at the balance sheet date but which will not be individually identified as such until some time in the future. HSBC requires each operating company to estimate such impairment losses by taking into account:

•	historical loss experience in portfolios of similar risk characteristics, for example, by industry sector, loan grade or product;

•	the estimated period between a loss being incurred and that loss being evidenced by the establishment of an individually assessed impairment allowance against that loss; and

•	management’s experienced judgement as to whether the current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience.

     The estimated period between a loss occurring and its identification (as evidenced by the establishment of an individual impairment allowance for that loss) is determined by local management for each identified portfolio. In general, the periods used vary between four and twelve months although, in exceptional cases, longer periods are warranted.

     In normal circumstances, historical experience is the most objective and accurate framework used to assess inherent loss within each portfolio. Historical loss experience is generally benchmarked against the average annual rate of losses over at least five years. In certain circumstances, economic conditions are such that historical loss experience provides little or no guide to the inherent loss in a given portfolio. In such circumstances, management uses its experienced judgement to determine an appropriate impairment allowance.

     The basis on which impairment allowances for incurred but not yet identified losses is established in each reporting entity is documented and reviewed by senior Group credit management to ensure conformity with Group policy.

Cross-border exposures (Audited IFRS 7 information)

Management assesses the vulnerability of countries to foreign currency payment restrictions when considering impairment allowances on cross-border exposures. This assessment includes an analysis of the economic and political factors existing at the time. Economic factors include the level of external indebtedness, the debt service burden and access to external sources of funds to meet the debtor country’s financing requirements. Political factors taken into account include the stability of the country and its government, threats to security, and the quality and independence of the legal system.

     Impairment allowances are applied to all qualifying exposures within these countries unless these exposures are:

•	performing, trade-related and of less than one year’s maturity;

•	mitigated by acceptable security cover which is, other than in exceptional cases, held outside the country concerned;

•	represented by securities held for trading purposes for which a liquid and active market exists, and which are measured at fair value daily;

•	performing facilities with principal (excluding security) of US$1 million or below; or

•	performing facilities with maturity dates shorter than 3 months.

Loan write-offs (Audited IFRS 7 information)

Loans (and the related impairment allowances) are normally written off, either partially or in full, when there is no realistic prospect of recovering these amounts and when the proceeds from realising security have been received. Unsecured consumer facilities are normally written off between 150 and 210 days overdue. In HSBC Finance, this period is generally extended to 300 days overdue (270 days for real estate secured products).

     In almost no cases does the write-off period exceed 360 days overdue. The only exception arises when certain consumer finance accounts are deemed collectible beyond this point. In the event of bankruptcy, write-off can occur earlier.

     US banks typically write off problem lending more quickly than is the practice in the UK. This means that HSBC’s reported levels of credit risk elements and associated allowances are likely to be higher than those of comparable US banks.

Impairment allowances (Audited IFRS 7 information)

When impairment losses occur, HSBC reduces the carrying amount of loans and advances and held-to-maturity financial investments through the use of an allowance account. When impairment of available-for-sale financial assets occurs, the carrying amount of the asset is reduced directly.

Back to Contents

Movement in allowance accounts for total loans and advances
(Audited IFRS 7 information)
		2005

	Individually	Collectively
	assessed	assessed	Total
	US$m	US$m	US$m
At 1 January			12,881
IFRSs transition at 1 January			(247)

At 1 January	3,728	8,906	12,634
Amounts written off	(1,102)	(7,941)	(9,043)
Recoveries of loans and advances written off in previous years	199	295	494
Charge to income statement	518	7,342	7,860
Exchange and other movements	(664)	85	(579)

At 31 December	2,679	8,687	11,366

Impairment allowances against loans and advances to customers

	2005	2004
	%	%
Total impairment allowances to gross lending[1]
Individually assessed impairment allowances	0.36	–
Collectively assessed impairment allowances	1.18	–
Total provisions to gross lending[1]
Specific provisions	–	1.56
General provisions	–	0.39

	1.54	1.95

1	Net of reverse repo transactions and settlement accounts.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Movement in impairment allowances by industry segment and by geographical region

The following tables show details of the movements in HSBC’s impairment allowances by location of lending office for each of the past five years.

A discussion of the material movements in the loan impairment charges by region follows these tables.

	2005 (Audited IFRS 7 information)

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January	4,851	504	960	5,733	586	12,634
Amounts written off
Commercial, industrial and international trade	(345)	(157)	(79)	(83)	(9)	(673)
Real estate	(67)	(23)	(11)	(15)	(1)	(117)
Non-bank financial institutions	(3)	–	–	(10)	–	(13)
Other commercial	(108)	–	(6)	(62)	(18)	(194)
Residential mortgages	(14)	(2)	(6)	(486)	–	(508)
Other personal	(2,267)	(112)	(227)	(4,447)	(485)	(7,538)

	(2,804)	(294)	(329)	(5,103)	(513)	(9,043)

Recoveries of amounts written off in previous years
Commercial, industrial and international trade	10	4	17	37	8	76
Real estate	5	–	1	2	1	9
Other commercial	6	1	2	47	33	89
Residential mortgages	1	9	1	7	–	18
Other personal	62	31	61	99	49	302

	84	45	82	192	91	494

Net charge/(release) to income statement[1]
Banks	(5)	–	(2)	–	–	(7)
Commercial, industrial and international trade	354	199	(72)	31	76	588
Real estate	59	–	1	(6)	2	56
Non-bank financial institutions	(14)	(1)	–	9	–	(6)
Governments	4	–	–	2	–	6
Other commercial	(21)	(32)	(1)	27	1	(26)
Residential mortgages	5	(25)	7	614	4	605
Other personal	1,602	5	203	4,363	471	6,644

	1,984	146	136	5,040	554	7,860

Foreign exchange and other movements	(616)	(3)	(12)	(26)	78	(579)

Impairment allowances at 31 December	3,499	398	837	5,836	796	11,366

Impairment allowances against banks:
– individually assessed	8	–	1	–	–	9
Impairment allowances against customers:
– individually assessed	1,575	173	500	309	126	2,683
– collectively assessed[2]	1,916	225	336	5,527	670	8,674

Impairment allowances at 31 December	3,499	398	837	5,836	796	11,366

	%	%	%	%	%	%
Impairment allowances against customers
as a percentage of loans and advances to
customers:
– individually assessed	0.50	0.21	0.71	0.11	1.25	0.36
– collectively assessed	0.61	0.27	0.47	2.04	6.63	1.16

At 31 December	1.11	0.48	1.18	2.15	7.88	1.52

1	See table below ‘Net impairment charge to income statement by geographical region’.
2	Collectively assessed impairment allowances are allocated to geographical segments based on the location of the office booking the allowance. Consequently, the collectively assessed impairment allowances booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the Rest of Asia-Pacific, as well as those booked in Hong Kong.

Back to Contents

Movement in provisions by industry segment and by geographical region

	2004

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	4,435	1,055	1,181	6,461	583	13,715
IFRSs transition adjustment at 1 January	(2)	(34)	(21)	–	(1)	(58)

Amounts written off
Commercial, industrial and international trade	(298)	(35)	(164)	(73)	(53)	(623)
Real estate	(30)	(55)	(17)	(3)	(1)	(106)
Non-bank financial institutions	(14)	(2)	(1)	(3)	–	(20)
Other commercial	(209)	(33)	(42)	(204)	(10)	(498)
Residential mortgages	(10)	(52)	(8)	(488)	(3)	(561)
Other personal	(770)	(125)	(171)	(5,639)	(331)	(7,036)

	(1,331)	(302)	(403)	(6,410)	(398)	(8,844)

Recoveries of amounts written off in previous years
Commercial, industrial and international trade	27	10	4	73	4	118
Real estate	3	–	10	4	–	17
Non-bank financial institutions	3	–	–	–	–	3
Other commercial	5	3	14	34	29	85
Residential mortgages	1	12	1	17	–	31
Other personal	97	22	41	453	46	659

	136	47	70	581	79	913

Net charge to profit and loss account[1]
Banks	(7)	–	(1)	–	(2)	(10)
Commercial, industrial and international trade	180	(56)	52	(44)	47	179
Real estate	21	(15)	(28)	(1)	1	(22)
Non-bank financial institutions	18	(3)	(1)	1	–	15
Governments	–	–	–	1	–	1
Other commercial	(65)	(29)	(18)	(37)	(19)	(168)
Residential mortgages	3	(14)	4	485	4	482
Other personal	1,035	120	142	4,680	239	6,216
General provisions	(162)	(223)	(48)	(63)	(2)	(498)

	1,023	(220)	102	5,022	268	6,195

Foreign exchange and other movements	551	(24)	14	60	37	638

Provisions at 31 December	4,812	522	943	5,714	568	12,559

Provisions against banks:
– specific provisions	14	–	3	–	–	17
Provisions against customers
– specific provisions	4,036	320	785	4,364	512	10,017
– general provisions[2]	762	202	155	1,350	56	2,525

Provisions at 31 December	4,812	522	943	5,714	568	12,559

Provisions against customers as a percentage of loans and advances to customers	%	%	%	%	%	%
– specific provisions	1.43	0.40	1.27	1.72	6.56	1.46
– general provisions	0.27	0.25	0.25	0.53	0.72	0.37

At 31 December	1.70	0.65	1.52	2.25	7.28	1.83

1	See table below ‘Net charge to the profit and loss account for bad and doubtful debts by geographical region’.
2	General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the Rest of Asia-Pacific, as well as those booked in Hong Kong.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Movement in provisions by industry segment and by geographical region (continued)

	2003

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	3,668	1,143	1,496	2,356	477	9,140
Amounts written off
Commercial, industrial and international trade	(338)	(71)	(201)	(337)	(69)	(1,016)
Real estate	(31)	(12)	(18)	(113)	(5)	(179)
Non-bank financial institutions	(3)	(13)	(21)	(30)	–	(67)
Other commercial	(54)	(65)	(42)	(104)	(30)	(295)
Residential mortgages	(4)	(121)	(16)	(529)	(5)	(675)
Other personal	(472)	(302)	(147)	(4,225)	(78)	(5,224)

	(902)	(584)	(445)	(5,338)	(187)	(7,456)

Recoveries of amounts written off in previous years
Commercial, industrial and international trade	25	16	18	20	3	82
Real estate	3	–	4	2	–	9
Non-bank financial institutions	2	–	5	4	–	11
Other commercial	49	4	11	10	7	81
Residential mortgages	1	6	1	4	1	13
Other personal	62	16	35	295	6	414

	142	42	74	335	17	610

Net charge to profit and loss account[1]
Banks	(6)	–	3	–	–	(3)
Commercial, industrial and international trade	286	(3)	(45)	78	60	376
Real estate	15	(18)	(8)	(1)	1	(11)
Non-bank financial institutions	(1)	1	(17)	(5)	(1)	(23)
Governments	–	–	1	–	–	1
Other commercial	216	78	(4)	55	(6)	339
Residential mortgages	–	102	23	421	6	552
Other personal	482	271	116	3,992	122	4,983
General Provisions	(118)	(31)	16	136	(124)	(121)

	874	400	85	4,676	58	6,093

Foreign exchange and other movements[2]	653	54	(29)	4,432	218	5,328

Provisions at 31 December	4,435	1,055	1,181	6,461	583	13,715

Provisions against banks:
– specific provisions	20	–	4	–	–	24
Provisions against customers
– specific provisions	3,554	629	981	5,184	530	10,878
– general provisions[3]	861	426	196	1,277	53	2,813

Provisions at 31 December	4,435	1,055	1,181	6,461	583	13,715

Provisions against customers as a percentage of loans and advances to customers	%	%	%	%	%	%
– specific provisions	1.65	0.84	1.99	2.62	9.46	2.00
– general provisions	0.40	0.57	0.40	0.65	0.95	0.52

At 31 December	2.05	1.41	2.39	3.27	10.41	2.52

1	See table below ‘Net charge to the profit and loss account for bad and doubtful debts by geographical region’.
2	Other movements include amounts of US$129 million in Europe and US$4,524 million in North America transferred in on the acquisition of HSBC Finance Corporation, and of US$116 million in South America transferred in on the acquisition of Lloyds TSB Group’s Brazilian businesses and assets.
3	General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the Rest of Asia-Pacific, as well as those booked in Hong Kong.

Back to Contents

	2002

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	3,067	1,408	1,952	723	1,033	8,183

Amounts written off
Banks	–	–	–	–	(1)	(1)
Commercial, industrial and international trade	(161)	(59)	(255)	(92)	(28)	(595)
Real estate	(31)	(18)	(88)	(9)	(4)	(150)
Non-bank financial institutions	(4)	(11)	(2)	(12)	(2)	(31)
Governments	(1)	–	–	–	–	(1)
Other commercial	(54)	(11)	(116)	(149)	(22)	(352)
Residential mortgages	(2)	(109)	(7)	(2)	(10)	(130)
Other personal	(199)	(328)	(132)	(96)	(96)	(851)

	(452)	(536)	(600)	(360)	(163)	(2,111)

Recoveries of amounts written off in previous years
Commercial, industrial and international trade	15	1	4	6	2	28
Real estate	6	–	2	6	–	14
Non-bank financial institutions	–	–	1	–	–	1
Other commercial	7	3	14	9	–	33
Residential mortgages	1	7	–	–	–	8
Other personal	29	14	31	14	8	96

	58	25	52	35	10	180

Net charge to profit and loss account[1]
Banks	(2)	–	–	–	–	(2)
Commercial, industrial and international trade	345	(22)	38	89	30	480
Real estate	(4)	9	(11)	5	2	1
Non-bank financial institutions	3	(14)	(29)	18	11	(11)
Governments	(1)	–	–	(5)	4	(2)
Other commercial	50	(22)	(22)	116	177	299
Residential mortgages	–	70	11	(4)	10	87
Other personal	243	322	93	66	96	820
General Provisions	(65)	(97)	9	15	(213)	(351)

	569	246	89	300	117	1,321

Foreign exchange and other movements[2]	426	–	3	1,658	(520)	1,567

Provisions at 31 December	3,668	1,143	1,496	2,356	477	9,140

Provisions against banks:
– specific provisions	23	–	–	–	–	23
Provisions against customers
– specific provisions	2,774	688	1,321	1,482	341	6,606
– general provisions[3]	871	455	175	874	136	2,511

Provisions at 31 December	3,668	1,143	1,496	2,356	477	9,140

Provisions against customers as a percentage of loans and advances to customers	%	%	%	%	%	%
– specific provisions	1.65	0.97	3.42	1.85	9.73	1.83
– general provisions	0.52	0.64	0.45	1.09	3.88	0.69

At 31 December	2.17	1.61	3.87	2.94	13.61	2.52

1	See table below ‘Net charge to the profit and loss account for bad and doubtful debts by geographical region’.
2	Other movements include amounts transferred in on the acquisition of HSBC Mexico of US$1,704 million.
3	General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the Rest of Asia-Pacific, as well as those booked in Hong Kong.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Movement in provisions by industry segment and by geographical region (continued)

	2001

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	3,025	1,802	2,091	739	540	8,197

Amounts written off
Banks	(5)	–	–	–	–	(5)
Commercial, industrial and international trade	(123)	(238)	(256)	(107)	(29)	(753)
Real estate	(27)	(29)	(18)	(10)	(4)	(88)
Non-bank financial institutions	(5)	(53)	(5)	(3)	(1)	(67)
Other commercial	(54)	(34)	(48)	(107)	(215)	(458)
Residential mortgages	(4)	(121)	(7)	(2)	(13)	(147)
Other personal	(224)	(155)	(93)	(93)	(95)	(660)

	(442)	(630)	(427)	(322)	(357)	(2,178)

Recoveries of amounts written off in previous years
Commercial, industrial and international trade	12	1	11	18	3	45
Real estate	1	2	1	–	–	4
Non-bank financial institutions	–	3	1	–	–	4
Other commercial	17	12	99	11	1	140
Residential mortgages	1	5	–	–	–	6
Other personal	34	8	26	14	4	86

	65	31	138	43	8	285

Net charge to profit and loss account[1]
Banks	(1)	–	–	–	–	(1)
Commercial, industrial and international trade	164	15	157	93	55	484
Real estate	(35)	16	(6)	2	7	(16)
Non-bank financial institutions	(2)	(20)	(14)	2	–	(34)
Government	(2)	–	–	(3)	–	(5)
Other commercial	143	(84)	(58)	151	90	242
Residential mortgages	(47)	111	10	1	17	92
Other personal	257	168	82	70	125	702
General provisions	(36)	(9)	1	(16)	633	573

	441	197	172	300	927	2,037

Foreign exchange and other movements	(22)	8	(22)	(37)	(85)	(158)

Provisions at 31 December	3,067	1,408	1,952	723	1,033	8,183

Provisions against banks:
– specific provisions	22	–	–	–	–	22
Provisions against customers
– specific provisions	2,204	856	1,786	289	365	5,500
– general provisions[2]	841	552	166	434	668	2,661

Provisions at 31 December	3,067	1,408	1,952	723	1,033	8,183

Provisions against customers as a percentage of loans and advances to customers	%	%	%	%	%	%
– specific provisions	1.61	1.24	5.44	0.39	7.03	1.73
– general provisions	0.62	0.80	0.51	0.59	12.87[3]	0.84

At 31 December	2.23	2.04	5.95	0.98	19.90	2.57

1	See table below ‘Net charge to the profit and loss account for bad and doubtful debts by geographical region’.
2	General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the Rest of Asia-Pacific, as well as those booked in Hong Kong.
3	Includes US$600 million of additional provisions held against Argentine loans.

Back to Contents

Net impairment charge to income statement by geographical region

	Year ended 31 December 2005

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Individually assessed impairment allowances
New allowances	1,029	200	131	348	7	1,715
Release of allowances no longer required	(648)	(123)	(166)	(43)	(18)	(998)
Recoveries of amounts previously written off	(21)	(18)	(34)	(110)	(16)	(199)

	360	59	(69)	195	(27)	518

Collectively assessed impairment allowances
New allowances	2,013	159	339	5,198	716	8,425
Release of allowances no longer required	(326)	(45)	(86)	(271)	(60)	(788)
Recoveries of amounts previously written off	(63)	(27)	(48)	(82)	(75)	(295)

	1,624	87	205	4,845	581	7,342

Total charge for impairment losses	1,984	146	136	5,040	554	7,860
Bank	(5)	–	(2)	–	–	(7)
Customer	1,989	146	138	5,040	554	7,867

	%	%	%	%	%	%
Customer charge for impairment losses
as a percentage of closing gross loans
and advances	0.55	0.12	0.15	1.77	3.60	0.90

	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2005
Impaired loans	5,068	506	936	4,045	891	11,446
Impairment allowances	3,491	398	836	5,836	796	11,357

Net charge to the income statement for bad and doubtful debts by geographical region

	Year ended 31 December 2004

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Specific provisions
New provisions	2,047	237	419	5,771	398	8,872
Release of provisions no longer required	(726)	(187)	(199)	(105)	(49)	(1,266)
Recoveries of amounts previously written off	(136)	(47)	(70)	(581)	(79)	(913)

	1,185	3	150	5,085	270	6,693
General provisions	(162)	(223)	(48)	(63)	(2)	(498)

Total bad and doubtful debt charge	1,023	(220)	102	5,022	268	6,195
Bank	(7)	–	(1)	–	(2)	(10)
Customer	1,031	(220)	103	5,022	270	6,205

	%	%	%	%	%	%
Customer bad and doubtful debt charge
as a percentage of closing gross loans
and advances	0.36	(0.28)	0.17	1.97	3.44	0.91

	US$m	US$m	US$m	US$m	US$m	US$m

31 December 2004
Non-performing loans	6,039	696	1,160	3,875	657	12,427
Provisions	4,798	522	940	5,714	568	12,542

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Net charge to the income statement for bad and doubtful debts by geographical region (continued)

	Year ended 31 December 2003

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions
New provisions	1,485	655	412	4,962	263	7,777
Release of provisions no longer required	(351)	(182)	(269)	(87)	(64)	(953)
Recoveries of amounts previously written off	(142)	(42)	(74)	(335)	(17)	(610)

	992	431	69	4,540	182	6,214
General provisions	(118)	(31)	16	136	(124)	(121)

Total bad and doubtful debt charge	874	400	85	4,676	58	6,093
Bank	(6)	–	3	–	–	(3)
Customer	880	400	82	4,676	58	6,096

	%	%	%	%	%	%
Customer bad and doubtful debt charge
as a percentage of closing gross loans
and advances	0.41	0.53	0.17	2.36	1.03	1.12

	US$m	US$m	US$m	US$m	US$m	US$m

31 December 2003
Non-performing loans	5,701	1,671	1,538	5,444	696	15,050
Provisions	4,415	1,055	1,177	6,461	583	13,691

	Year ended 31 December 2002

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions
New provisions	963	528	400	399	388	2,678
Release of provisions no longer required	(271)	(160)	(268)	(79)	(48)	(826)
Recoveries of amounts previously written off	(58)	(25)	(52)	(35)	(10)	(180)

	634	343	80	285	330	1,672

General provisions
Argentine additional provision	–	–	–	–	(196)	(196)
Other	(65)	(97)	9	15	(17)	(155)

	(65)	(97)	9	15	(213)	(351)

Total bad and doubtful debt charge	569	246	89	300	117	1,321

Customer	569	246	89	300	117	1,321

	%	%	%	%	%	%
Customer bad and doubtful debt charge
as a percentage of closing gross loans
and advances	0.34	0.35	0.23	0.38	3.27	0.36

	US$m	US$m	US$m	US$m	US$m	US$m

31 December 2002
Non-performing loans	4,495	1,724	2,055	1,773	476	10,523
Provisions	3,645	1,143	1,496	2,356	477	9,117

Back to Contents

	Year ended 31 December 2001

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions
New provisions	802	449	577	392	346	2,566
Release of provisions no longer required	(260)	(212)	(268)	(42)	(35)	(817)
Recoveries of amounts previously written off	(65)	(31)	(138)	(43)	(8)	(285)

	477	206	171	307	303	1,464

General provisions
Argentine additional provision	–	–	–	–	600	600
Other	(36)	(9)	1	(7)	24	(27)

	(36)	(9)	1	(7)	624	573

Total bad and doubtful debt charge	441	197	172	300	927	2,037
Customer	441	197	172	300	927	2,037

	%	%	%	%	%	%
Customer bad and doubtful debt charge as a percentage of closing gross loans and advances	0.32	0.29	0.52	0.41	17.80	0.64

	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2001
Non-performing loans	3,682	2,028	2,723	672	544	9,649
Provisions	3,045	1,408	1,952	723	1,033	8,161

Year ended 31 December 2005 compared with year ended 31 December 2004

Loan impairment charges were US$7,860 million, an increase of 27 per cent compared with 2004. Acquisitions accounted for US$107 million of the rise and US$498 million reflected the non-recurrence of the general provision release in 2004. The total charge remained dominated by the personal sector, with losses in these portfolios representing 92 per cent of the Group’s net loan impairment charge. On a constant currency basis, the trends were as follows:

New allowances for loan impairment charges were US$10,140 million, an increase of 13 per cent compared with 2004. Releases and recoveries of allowances increased by 4 per cent to US$2,280 million. Including a general provision release of US$498 million in 2004, releases and recoveries decreased by 15 per cent.

     In Europe, growth in UK personal lending and a weakening in credit quality were the principal causes of a 50 per cent increase in new loan impairment charges to US$3,042 million in 2005. Slower economic growth and weaker employment conditions were compounded by a change in legislation in 2004 that relaxed conditions for personal bankruptcies, which rose to record highs by the final quarter of 2005. In response to these trends in the personal portfolio, HSBC tightened underwriting controls, focusing more on existing relationships and changing the product mix towards lower risk customers. These actions, together with further centralisation of underwriting approvals and revised reward programmes, assisted in mitigating the rate of growth in new impairment charges towards the end of 2005. In the commercial sector, there were a number of individually significant new charges raised in the fourth quarter, as well as a higher rate of new allowances. Although credit charges remained low by historic standards, the trend is progressively moving back to more normal levels. Elsewhere in Europe, France and Italy saw declines in new allowances, due to the sale of a consumer finance subsidiary during the year and the non-recurrence of corporate charges, respectively. In Turkey, new allowances have increased in line with the growth in the personal loan portfolio.

     Releases and recoveries in Europe were US$1,058 million, an increase of 23 per cent. Including a general provision release of US$162 million in 2004, releases and recoveries were broadly in line. Increased releases in Turkey, largely reflecting higher volumes offset the non-recurrence of the general provision release in Switzerland.

     New impairment allowances in Hong Kong were US$359 million, a rise of 51 per cent. This was partially attributable to a small number of individual allowances for corporate and commercial customers. However, overall credit quality improved, evidenced by a decline in non-performing loans as a proportion of gross advances, reflecting a strong economy with low unemployment.

     Releases and recoveries in Hong Kong declined 53 per cent, including the non-recurrence of a

Back to Contents

H S B C H O L D I N G S P L C

Financial Review (continued)

general provision release of US$223 million in 2004. Excluding this, releases and recoveries fell by 9 per cent to US$213 million, as the significant number of large corporate releases in 2004 was not repeated. The general provision release last year reflected a review of historical loss experience and the improved market environment.

     The effect of strong growth in advances in the Rest of Asia-Pacific, produced an 11 per cent rise in new impairment allowances to US$470 million. In particular, increased allowances in Taiwan were driven by a combination of loan growth and an increase in credit card delinquency. There were further increases in Indonesia and the Philippines due to growth in advances, with credit quality stable in both countries. These were partially offset by declines in mainland China and Singapore. In general, across the region, advances to customers rose and credit quality improved. Non-performing assets, as a percentage of advances, fell across most major countries.

     In the Rest of Asia-Pacific, releases and recoveries rose by 6 per cent to US$334 million, including the US$48 million general provision release in 2004. Excluding this, releases and recoveries were 24 per cent higher than 2004. There were higher releases and recoveries across most countries in the region reflecting the strong economic environment, although in Malaysia and Singapore there were declines, due to the non-recurrence of the general provision releases in 2004.

     New loan impairment allowances in North America declined 4 per cent. This was despite loan growth, and the additional credit allowances raised in relation to Hurricane Katrina, and accelerated bankruptcy filings in the second half of the year ahead of new legislation in the US. A portion of the increase in bankruptcies was an acceleration of write-offs that would have otherwise been experienced in future periods. In an effort to assist customers affected by Hurricane Katrina, HSBC initiated various programmes, including extended payment arrangements. The reduction in the charge also reflected the non-recurrence of a US$47 million charge in 2004, following the adoption of FFIEC write-off policies relating to retail and credit card balances. Excluding these factors, credit quality improved year on year, reflecting an improving economic environment. This contributed to the fall in new impairment allowances, which was only partially offset by increased requirements due to loan growth. HSBC has benefited from the shift in the balance of the consumer lending business towards higher credit quality customers. HSBC Finance monitors the two-month-and-over contractual delinquency ratio closely, as management views it as an important indicator of future write-offs. The ratio declined from 4.0 per cent at 31 December 2004 to 3.6 per cent at 30 June 2005, rising to 3.7 per cent at 31 December 2005. Lending in the US is primarily in the personal sector. Credit quality in the commercial portfolio was stable in 2005. The favourable trends in the US were partially offset by rises in new allowances in Mexico and Canada. In both cases, this was largely driven by personal balance growth in the loan portfolio in recent years. Underlying credit quality was stable in Mexico and improved in Canada.

     Releases and recoveries in North America were US$506 million, a decrease of 27 per cent. Including the 2004 general provision release of US$63 million, releases and recoveries declined by 33 per cent. In the US, a rise in releases reflected an improved credit environment and a strong economy. Under IFRSs, from 1 January 2005 certain recoverable amounts were incorporated into the loan impairment charge directly resulting in lower reported recoveries. There were further decreases in Mexico, due to a particularly large number of recoveries last year, and in Bank of Bermuda, following the non-recurrence of the general provision release in 2004. These declines were offset by a more than five-fold increase in releases in Canada, where better credit quality was driven by improved economic conditions, particularly in the resource driven economy of western Canada.

     In South America, new impairment allowances in Brazil were the principal cause of a 51 per cent rise in new charges to US$723 million in 2005. Significant growth of 24 per cent in gross advances, coupled with deteriorating credit quality in the consumer finance business, were the main contributing factors to this increase. Lending growth combined with a move into the low-income segment, where finances have been stretched by higher interest rates, drove higher delinquency. Changes were made to underwriting procedures during the year, to improve the credit quality of new business. This resulted in a falling impairment charge to asset ratio towards the end of the year. New allowances in Argentina were in line with 2004.

     Releases and recoveries in South America increased by 16 per cent to US$169 million. Recoveries in Brazil rose as a result of improved collections, compounded by higher releases as a result of greater volumes of advances. Argentine releases fell as impaired loans reduced, partially offsetting the rise in Brazil.

Back to Contents

Charge for impairment losses as a percentage of average gross loans and advances to customers

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	%	%	%	%	%	%
Year ended 31 December 2005
New allowances	1.12	0.44	0.70	2.25	7.68	1.50
Releases and recoveries	(0.39)	(0.26)	(0.50)	(0.21)	(1.80)	(0.34)

Impairment allowances	0.73	0.18	0.20	2.04	5.88	1.16

Total charge for impairment losses	0.73	0.18	0.20	2.04	5.89	1.16
Amount written off net of recoveries	1.00	0.31	0.37	1.99	4.49	1.26
Year ended 31 December 2004
New provisions	0.78	0.31	0.77	2.54	6.58	1.41
Releases and recoveries	(0.33)	(0.30)	(0.49)	(0.30)	(2.13)	(0.35)

Net charge for specific provisions	0.45	0.01	0.28	2.24	4.45	1.06

Total provisions charged	0.39	(0.29)	0.19	2.21	4.45	0.99
Amount written off net of recoveries	0.46	0.33	0.61	2.56	5.27	1.26
Year ended 31 December 2003
New provisions	0.76	0.89	0.96	2.91	6.09	1.60
Releases and recoveries	(0.25)	(0.30)	(0.80)	(0.25)	(1.88)	(0.32)

Net charge for specific provisions	0.51	0.59	0.16	2.66	4.21	1.28

Total provisions charged	0.45	0.54	0.20	2.74	1.34	1.25
Amount written off net of recoveries	0.39	0.73	0.86	2.93	3.94	1.40

Collateral and other credit enhancements obtained

During 2005, HSBC obtained assets by taking possession of collateral held as security, or calling other credit enhancements, as follows:

Carrying
amount
obtainable
in 2005[1]
US$m
Nature of assets
Residential property	1,171
Commercial and industrial property	26

1,197

1	Audited IFRS 7 information.

     Repossessed properties are made available for sale in an orderly fashion, with the proceeds used to reduce or repay the outstanding indebtedness. Where excess funds are available after the debt has been repaid, they are available either for other secured lenders with lower priority or are returned to the customer. HSBC does not generally occupy repossessed properties for its business use. The majority of repossessed properties in 2005 arose in HSBC Finance Corporation in the US.

Renegotiated loans (Audited IFRS 7 information)

Restructuring activity is designed to manage customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession. These include extended payment arrangements, approved external debt management plans, deferring foreclosure, modification, loan rewrites and/or deferral of payments pending a change in circumstances. Following restructuring, an overdue consumer account is normally reset from delinquent to current status. Restructuring policies and practices are based on indicators or criteria which, in the judgement of local management, indicate that repayment will probably continue. These policies are kept under continuous review and their application varies according to the nature of the market, the product, and the availability of empirically based data. When empirical evidence indicates an increased propensity to default on restructured accounts, the use of roll-rate methodology ensures this factor is taken into account when calculating impairment allowances.

     Renegotiated loans that would otherwise be past due or impaired totalled US$18.1 billion at 31 December 2005. Restructuring is most commonly applied to consumer finance portfolios. The largest concentration is in HSBC Finance, and amounts to US$14.8 billion or 82 per cent of the total renegotiated loans. The majority of restructured amounts arise from secured lending.

HSBC Holdings (Audited IFRS 7 information)

HSBC Holdings manages its credit risk by limiting its exposure to transactions with its subsidiary undertakings. No outstanding balances were considered past due or impaired as at 31 December 2005.

     HSBC Holdings’ maximum exposure to credit risk at 31 December 2005, excluding collateral or other credit enhancements, was as follows:

Back to Contents

H S B C H O L D I N G S P L C

Financial Review (continued)

		2005

	Carrying	Off-balance	Maximum
	value	sheet exposure	exposure
	US$m	US$m	US$m
Derivatives	968	–	968
Loans and advances to HSBC undertakings	14,092	3,663	17,755
Financial investments – debt securities of HSBC undertakings	3,256	–	3,256
Guarantees	–	36,877	36,877

	18,316	40,540	58,856

     No collateral or other credit enhancements were held by HSBC Holdings in respect of its transactions with subsidiary undertakings, other than cash deposited in respect of interest rate contract margins.

     HSBC Holdings’ financial assets are held with subsidiaries of HSBC, primarily those domiciled in Europe and North America.

Areas of special interest

Group advances to personal customers

The loan impairment charge in 2005 remained dominated by the charge relating to the personal sector, which represented 92 per cent of the Group total after taking account of losses from HSBC’s other credit related activities. Within this total, losses on residential mortgages remained modest.

     At 31 December 2005, HSBC’s lending to the personal sector amounted to US$420 billion, or 56 per cent of total gross loans and advances, compared with US$388 billion (57 per cent) at 31 December 2004. Acquisitions in 2005 accounted for 1 per cent of the overall increase on the previous year. The main characteristics of this portfolio and the economic influences affecting it are outlined below.

     Secured residential mortgages, including the Hong Kong GHOS, accounted for US$239 billion, or 57 per cent of total lending to the personal sector, compared with US$228 billion, or 59 per cent, at 31 December 2004. The US and the UK were the main areas of growth in 2005, though increased lending to European customers was masked by the effect of the strengthening US dollar on currency translation. In percentage terms, growth in the Rest of Asia-Pacific was also strong, and mortgage lending increased by over 30 per cent in each of the Middle East, India, Taiwan, South Korea, mainland China and Singapore.

     Growth in the unsecured element of the portfolio, consisting of credit and charge card advances, personal loans, vehicle finance facilities and other varieties of instalment finance, was more subdued than in the prior year. Following a review of the UK personal unsecured lending book, US$1 billion of gross lending to personal customers was written off, and related collectively assessed loss allowances extinguished. This reflected those amounts for which it was deemed there was no realistic possibility of recovery, and was the main cause of more subdued growth. At 31 December 2005, the combined portfolios totalled US$182 billion, or 43 per cent, of total lending to the personal sector, compared with US$160 billion, or 41 per cent, at 31 December 2004. The acquisition of the credit card portfolios of Metris added US$5 billion to unsecured lending in 2005.

     Growth in these portfolios reflected resilient consumer spending in most of the main economies in which HSBC operates. In the UK, demand for additional consumer credit moderated, and marketing and competitive pricing initiatives were the main drivers of growth. Again, growth in Europe was masked by the strengthening US dollar.

     Geographically, total lending to personal customers was dominated by the diverse and mature portfolios in North America (US$218 billion), the UK (US$107 billion) and Hong Kong (US$38 billion). Collectively, these books accounted for 87 per cent of total lending to the personal sector (31 December 2004: 87 per cent).

     Account management within HSBC’s personal lending portfolios is generally supported by sophisticated statistical techniques, which are enhanced by the availability of credit reference data in key local markets. The utilisation of an increasingly analytical approach to the management of these portfolios remains an ongoing objective of the Group.

     In the US, excluding the acquisition of Metris, growth was largely in the mortgage services and branch-based consumer lending businesses. Promotions in the dealer network, and strong growth in the consumer direct loan programme, also contributed to increased vehicle finance lending. With the exception of the areas immediately affected by Hurricane Katrina, the US housing market remained strong, supported by low interest rates and

Back to Contents

transaction costs, and increased availability of credit. Within the US, HSBC’s portfolios remained geographically diverse, and were largely secured by first lien positions.

     Although increased mortgage borrowing has contributed to the record level of consumer debt burden in the US, levels have largely stabilised and are expected to decline gradually, as incomes rise sufficiently to repay debt, notwithstanding higher interest rates. Bankruptcy filings increased sharply in the second half of 2005 as a result of a change in legislation, but receded to more modest levels by the end of the year. This has continued into 2006. Notwithstanding the effect of additional impairment allowances required for the Hurricane Katrina and increased bankruptcy filings, delinquency rates continued to fall across the majority of portfolios during 2005, and trends in lending quality improved.

     In Mexico, HSBC utilised well-developed distribution capabilities and enhanced marketing initiatives to grow consumer lending, card and mortgages. Net interest margin was partially offset by a lower interest rate environment during the year.

     In the UK, growth in personal lending was mainly in the mortgage market, where HSBC focused on retaining existing customers, and increasing market share through competitive pricing and marketing strategies. Fixed rate mortgages were the main driver of growth, against the background of a more subdued market. Overall, the secured mortgage portfolio represented 64 per cent of total lending to personal customers in the UK, and although delinquency increased modestly during 2005, losses remained negligible.

     The unsecured portfolio in the UK also continued to expand, driven by credit and charge cards, and to a lesser extent unsecured personal lending, though growth in gross lending was largely offset by the US$1 billion write-off mentioned above. In response to prevailing market conditions, which saw a progressive rise in personal indebtedness, bankruptcies and delinquencies over the course of 2005, HSBC revised credit scorecards, adopted positive credit reference data, further centralised underwriting, and expanded its origination and collection analytics and efforts. As a result, there were indicators in the second half of the year that the credit quality of more recent unsecured lending vintages had improved.

Personal lending in Hong Kong remained subdued in 2005. The mortgage market remained intensely competitive, with competitors offering very low rates, along with up-front cash incentives to attract new mortgage business. Overall mortgage balances, excluding the reduction in balances under the GHOS, which remained suspended, were broadly flat compared with December 2004. Credit quality continued to improve, with consumers benefiting from employment levels and rising property prices, with a notable reduction in the level of negative equity on mortgage balances.

     In contrast with Hong Kong, personal lending in the Rest of Asia-Pacific grew strongly in most countries in 2005, boosted by a series of mortgage and credit card campaigns during the year and growth in the card base, which added 1.6 million cards, to reach 6.3 million cards in issue at the end of 2005.

     Growth was also notable in Brazil, where marketing and new product launches contributed to growth of 44 per cent in personal unsecured lending, as consumer sentiment improved with economic growth. Credit quality deteriorated, notably in the consumer finance business, however, actions taken to mitigate this, notably through tightening underwriting, delivered an improvement in the fourth quarter.

     Elsewhere, credit quality remained relatively stable, although HSBC continued to monitor carefully those portfolios that possess the greatest potential for future economic stress. Delinquency and loss trends differed across jurisdictions, reflecting these varied conditions.

Non-traditional lending

In response to customer demand, HSBC offers interest only residential mortgage loans in more developed markets. These loans allow customers to pay only accruing interest for a period of time, and provide customers with the repayment flexibility inherent in the structures of such products. An increasing number of customers prefer to make one-off, or irregular capital reduction payments through the lifetime of such loans, reflecting their individual income patterns.

     HSBC underwrites and prices these loans in a manner appropriate to compensate for their risk by ensuring, for example, that loan-to-value ratios are more conservative than for traditional mortgage lending. HSBC does not offer loans which are designed to expose customers to the risk of negative amortisation.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Risk elements in the loan portfolio

The disclosure of credit risk elements under the following headings reflects US accounting practice and classifications:

•	loans accounted for on a non-accrual basis;

•	accruing loans contractually past due 90 days or more as to interest or principal; and

•	troubled debt restructurings not included in the above.

     In accordance with IFRSs, interest income continues to be recognised on assets that have been written down as a result of an impairment loss. In the following tables, HSBC presents information on its impaired loans and advances which are designated in accordance with the policy described above.

     Impaired loans are consistent with the ‘non-accrual basis’ classification used in US GAAP and in prior years.

Impaired loans and advances

	At 31 December

	2005	2004
	US$m	US$m
Banks	22	26
Customers	11,446	12,427

Total impaired loans and advances	11,468	12,453

Total allowances cover as a percentage of impaired loans and advances	99.1%	100.9%

Impaired customer loans and impairment allowances by geographical region

	2005		2004

	Impaired	Impairment	Impaired	Impairment
	loans	allowances	loans	allowances
	US$m	US$m	US$m	US$m
Europe	5,068	3,491	6,039	4,799
Hong Kong	506	398	696	522
Rest of Asia-Pacific	936	836	1,160	940
North America	4,045	5,836	3,875	5,714
South America	891	796	657	567

	11,446	11,357	12,427	12,542

Total impaired loans to customers declined by US$981 million to US$11,446 million at the end of 2005. At 31 December 2005, impaired loans represented 1.5 per cent of gross customer loans and advances after grossing, compared with 1.8 per cent at 31 December 2004. Following a review of the personal unsecured lending portfolio in the UK, US$1 billion of impaired loans, for which there was no realistic possibility of recovery, were written-off.

     The commentary that follows is based on constant exchange rates.

     Impaired loans in Europe fell by 5 per cent to US$5,068 million in 2005. In the UK, impaired loans decreased by 4 per cent. This was primarily due to the write-offs mentioned above. Excluding this, impaired loans rose, in part due to the strong growth in unsecured personal lending and credit cards. The UK has experienced weakening personal credit quality in recent years, driven by record levels of consumer debt, slower economic growth and higher unemployment. These factors, coupled with a change in legislation, have resulted in a significant increase in personal bankruptcies. There were further declines in France, due to corporate restructuring and acquisition activity, and a 21 per cent decline in Malta. This reflected the write-off of fully provided loans that were no longer deemed to have a realistic prospect of recovery.

     In Hong Kong, impaired loans declined by 28 per cent to US$506 million in 2005. Improvement was seen in both the personal and corporate portfolios, driven by the strong economy, lower unemployment and stable property prices following a recovery in 2004. Some weakness in the real estate market was evident in the fourth quarter, following successive interest rate rises, but loan quality remains strong.

     Impaired loans, both in absolute terms and as a proportion of gross advances, declined across most major countries in the Rest of Asia-Pacific. In total, impaired balances declined by 19 per cent to US$936 million. In particular, there were significant falls in Malaysia, due to a significant number of restructurings and to strong economic growth. There

Back to Contents

were also improvements in mainland China and Singapore, due to strong economic growth.

     In North America, impaired loans increased by 4 per cent to US$4,045 million. This rise reflected portfolio growth and accelerated bankruptcies ahead of new US legislation, particularly in secured and personal unsecured lending. The trend in US impaired loans as a percentage of gross receivables was stable year-on-year. In Mexico, impaired loans increased in line with portfolio growth. Improving credit conditions in Canada, on the back of a strong economy, drove a decrease in impaired loans, offsetting the rises in the US and Mexico.

     A rise of 26 per cent to US$891 million in South America’s impaired loans was mainly due to the 34 per cent increase in Brazil. This was partly driven by strong balance sheet growth, but there was also some weakening in credit quality in the consumer finance business, particularly in the low income segment. Action taken during the year to amend lending parameters has assisted in stabilising delinquency. Argentina’s economy continued its steady recovery and as a result impaired loans declined by 9 per cent, partly offsetting the rise in Brazil.

Troubled debt restructurings

US GAAP requires separate disclosure of any loans whose terms have been modified because of problems with the borrower to grant concessions other than are warranted by market conditions. These are classified as ‘troubled debt restructurings’ and are distinct from the normal restructuring activities described above. Disclosure of troubled debt restructurings may be discontinued after the first year if the debt performs in accordance with the new terms.

     The fall in troubled debt restructurings was driven by the decline in Hong Kong, a product of the continuing improvement in the quality of the loan book.

Unimpaired loans past due 90 days or more

The rise in Europe was due to the UK, where improved processes led to better credit data collection. In North America, HSBC Finance’s business benefited from improvement in delinquency and default trends year on year. In common with other card issuers, including other parts of HSBC, HSBC Finance continues to accrue interest on credit cards past 90 days until charged off. Appropriate provisions are raised against the proportion judged to be irrecoverable.

Potential problem loans

Credit risk elements also cover potential problem loans. These are loans where information about borrowers’ possible credit problems causes management serious doubts about the borrowers’ ability to comply with the loan repayment terms. There are no potential problem loans other than those identified in the table of risk elements set out below.

Back to Contents

H S B C   H O L D I N G S   P L C

 Financial Review (continued)

Risk elements

The following table provides an analysis of risk elements in the loan portfolios at 31 December for the past five years:

At 31 December			At 31 December

2005	2004		2003	2002	2001
US$m	US$m		US$m	US$m	US$m
		Impaired loans
5,081	6,053	Europe	5,680	4,479	3,605
506	696	Hong Kong	1,670	1,707	2,008
945	1,172	Rest of Asia-Pacific	1,519	2,008	2,692
4,045	3,875	North America	4,651	1,672	660
891	657	South America	696	476	544

11,468	12,453		14,216	10,342	9,509

		Troubled debt restructurings
35	34	Europe	159	41	–
198	436	Hong Kong	571	396	381
121	56	Rest of Asia-Pacific	68	89	131
160	144	North America	210	4	3
732	693	South America	837	669	144

1,246	1,363		1,845	1,199	659

		Unimpaired loans contractually past due
		90 days or more as to principal or
		interest
592	68	Europe	34	16	15
74	67	Hong Kong	205	193	98
40	56	Rest of Asia-Pacific	45	33	38
928	1,171	North America	1,252	42	52
–	–	South America	2	7	47

1,634	1,362		1,538	291	250

		Risk elements on loans
5,708	6,155	Europe	5,873	4,536	3,620
778	1,199	Hong Kong	2,446	2,296	2,487
1,106	1,284	Rest of Asia-Pacific	1,632	2,130	2,861
5,133	5,190	North America	6,113	1,718	715
1,623	1,350	South America	1,535	1,152	735

14,348	15,178		17,599	11,832	10,418

		Assets held for resale
205	27	Europe	32	26	84
49	75	Hong Kong	2	17	19
31	21	Rest of Asia-Pacific	30	54	32
634	708	North America	794	101	14
40	–	South America	–	–	–

959	831		858	198	149

		Total risk elements
5,913	6,182	Europe	5,905	4,562	3,704
827	1,274	Hong Kong	2,448	2,313	2,506
1,137	1,305	Rest of Asia-Pacific	1,662	2,184	2,893
5,767	5,898	North America	6,907	1,819	729
1,663	1,350	South America	1,535	1,152	735

15,307	16,009		18,457	12,030	10,567

%	%		%	%	%
		Loan impairment allowances as a
79.2	82.7	percentage of risk elements on loans	77.9	77.2	78.5

Interest foregone on impaired loans

Interest income that would have been recognised under the original terms of the impaired interest and restructured loans amounted to approximately

US$275 million in 2005, compared with US$280 million in 2004. Interest income of approximately US$120 million from such loans was recorded in 2005, compared with US$182 million in 2004.

Back to Contents

Country distribution of outstandings and cross-border exposures

HSBC controls the risk associated with cross-border lending, essentially that foreign currency will not be made available to local residents to make payments, through a centralised structure of internal country limits which are determined by taking into account relevant economic and political factors. Exposures to individual countries and cross-border exposure in aggregate are kept under continuous review.

     The following table summarises the aggregate of in-country foreign currency and cross-border outstandings by type of borrower to countries which individually represent in excess of 1 per cent of HSBC’s total assets. The classification is based on the country of residence of the borrower but also recognises the transfer of country risk in respect of third party guarantees, eligible collateral held and residence of the head office when the borrower is a branch. In accordance with the Bank of England Country Exposure Report (Form CE) guidelines, outstandings comprise loans and advances (excluding settlement accounts), amounts receivable under finance leases, acceptances, commercial bills, certificates of deposit, and debt and equity securities (net of short positions), and exclude accrued interest and intra-HSBC exposures. Comparative figures for 2003 were calculated in accordance with the requirements of the Bank of England’s Form C1, which was replaced by Form CE with effect from 31 December 2004 reporting.

		Government
		and official
	Banks	institutions	Other	Total
	US$bn	US$bn	US$bn	US$bn
At 31 December 2005
United Kingdom	19.6	3.7	16.2	39.5
United States	10.2	11.1	17.1	38.4
Germany	21.6	12.7	3.3	37.6
France	11.5	4.7	5.4	21.6
The Netherlands	11.9	2.6	4.4	18.9
Italy	4.4	10.6	3.5	18.5

At 31 December 2004
United Kingdom	19.7	3.8	24.5	48.0
United States	9.2	13.3	14.0	36.5
Germany	17.8	10.4	4.0	32.2
France	11.1	3.7	4.6	19.4
Italy	5.7	9.7	2.1	17.5
The Netherlands	9.1	2.2	4.2	15.5
Hong Kong	1.6	1.1	10.3	13.0

At 31 December 2003
United Kingdom	14.2	3.1	20.4	37.7
Germany	16.0	8.0	3.7	27.7
United States	5.5	8.4	12.3	26.2
France	9.5	2.3	5.5	17.3
The Netherlands	9.0	0.6	4.6	14.2
Hong Kong	1.1	0.7	10.0	11.8
Canada	6.0	3.2	1.8	11.0
Italy	4.4	5.2	0.8	10.4

     At 31 December 2005, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Hong Kong, Australia and Canada of between 0.75 per cent and 1 per cent of total assets. The aggregate in-country foreign currency and cross-border outstandings were: Hong Kong: US$14.6 billion; Australia: US$12.5 billion; Canada: US$11.7 billion.

     At 31 December 2004, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Australia and Canada of between 0.75 per cent and 1 per cent of total assets. The aggregate in-country foreign currency and cross-

border outstandings were: Australia: US$12.7 billion; Canada: US$11.8 billion.

     At 31 December 2003, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Australia and Japan of between 0.75 per cent and 1 per cent of total assets. The aggregate in-country foreign currency and cross-border outstandings were: Australia: US$9.1 billion; Canada: US$7.9 billion.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Liquidity and funding management

(Audited IFRS 7 information)

The objective of HSBC’s liquidity and funding management is to ensure that all foreseeable funding commitments and deposit withdrawals can be met when due, and that wholesale market access is co-ordinated and disciplined. To this end, HSBC maintains a diversified and stable funding base comprising core retail and corporate customer deposits and institutional balances. This is augmented by wholesale funding and portfolios of highly liquid assets which are diversified by currency and maturity, in order to enable HSBC to respond quickly and smoothly to unforeseen liquidity requirements.

     The management of liquidity and funding is primarily carried out locally in the operating companies of HSBC in accordance with practice and limits set by the Group Management Board. These limits vary by local financial unit to take account of the depth and liquidity of the market in which the entity operates. It is HSBC’s general policy that each banking entity should be self-sufficient with regard to funding its own operations. Exceptions are permitted to facilitate the efficient funding of certain short-term treasury requirements and start-up operations or branches which do not have access to local deposit markets, all of which are funded under strict internal and regulatory guidelines and limits from HSBC’s largest banking operations. These internal and regulatory limits and guidelines serve to place formal limitations on the transfer of resources between HSBC entities and are necessary to reflect the broad range of currencies, markets and time zones within which HSBC operates.

     HSBC requires operating entities to maintain a strong liquidity position and to manage the liquidity profile of their assets, liabilities and commitments so that cash flows are appropriately balanced and all funding obligations are met when due.

     The Group’s liquidity and funding management process includes:

•	projecting cash flows by major currency and considering the level of liquid assets necessary in relation thereto;

•	monitoring balance sheet liquidity ratios against internal and regulatory requirements;

•	maintaining a diverse range of funding sources with adequate back-up facilities;

•	managing the concentration and profile of debt maturities;

•	maintaining debt financing plans;

•	monitoring depositor concentration in order to avoid undue reliance on large individual depositors and ensure a satisfactory overall funding mix; and

•	maintaining liquidity and funding contingency plans. These plans identify early indicators of stress conditions and describe actions to be taken in the event of difficulties arising from systemic or other crises, while minimising adverse long-term implications for the business.

Primary sources of funding (Audited IFRS 7 information)

Current accounts and savings deposits payable on demand or at short notice form a significant part of HSBC’s funding. HSBC places considerable importance on the stability of these deposits. Stability depends upon maintaining depositor confidence in HSBC’s capital strength and liquidity, and on competitive and transparent deposit-pricing strategies. HSBC seeks to support this confidence by consistently reinforcing HSBC’s brand values of trust and solidity across the Group’s geographically diverse retail banking network.

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

     The main operating subsidiary that does not accept deposits is HSBC Finance Corporation, which funds itself principally through taking term funding in the professional markets and through the securitisation of assets. At 31 December 2005, US$132 billion of HSBC Finance Corporation’s liabilities were drawn from professional markets, utilising a range of products, maturities and currencies to avoid undue reliance on any particular funding source.

     Of total liabilities of US$1,502 billion at 31 December 2005, funding from customers amounted to US$810 billion, of which US$773 billion was contractually repayable within one year. However, although the contractual repayments of many customer accounts are on demand or at short notice, in practice short-term deposit balances remain stable as inflows and outflows broadly match.

Back to Contents

     The following is an analysis of cash flows payable by HSBC under financial liabilities by remaining contractual maturities at the balance sheet date:

			Due	Due
		Due	between	between	Due
	On	within 3	3 and 12	1 and 5	after 5
	demand	months	months	years	years
	US$m	US$m	US$m	US$m	US$m

Deposits by banks	21,672	29,937	11,026	7,619	4,259
Customer accounts	424,880	254,354	40,813	29,619	6,531
Financial liabilities designated at fair value	6,258	1,365	4,603	34,244	73,534
Debt securities in issue	1,487	64,824	51,538	118,109	24,823
Subordinated liabilities	–	714	2,453	14,583	30,555
Other financial liabilities	12,922	14,871	971	109	689

Total at 31 December 2005	467,219	366,065	111,404	204,283	140,391

For information on the contractual maturity of gross loan commitments, see Note 40 on the Financial Statements.

     Liabilities in trading portfolios have not been analysed by contractual maturity because trading assets and liabilities are typically held for short periods of time.

     Assets available to meet these liabilities, and to cover outstanding commitments to lend (US$642 billion), included cash, central bank balances, items in the course of collection and treasury and other bills (US$75 billion); loans to banks (US$156 billion, including US$121 billion repayable within one year); and loans to customers (US$793 billion, including US$313 billion repayable within one year). In the normal course of business, a proportion of customer loans contractually repayable within one year will be extended. In addition, HSBC held debt securities marketable at a value of US$273 billion. Of these assets, some US$98 billion of debt securities and treasury and other bills have been pledged to secure liabilities.

     HSBC would meet unexpected net cash outflows by selling securities and accessing additional funding sources such as interbank or asset-backed markets.

     A key measure used by the Group for managing liquidity risk is the ratio of net liquid assets to customer liabilities. Generally, liquid assets comprise cash balances, short-term interbank deposits and highly-rated debt securities available for immediate sale and for which a deep and liquid market exists. Net liquid assets are liquid assets less all wholesale market funds, and all funds provided by customers deemed to be professional, maturing in the next 30 days. The definition of a professional customer takes account of the size of the customer’s total deposits.

     Minimum liquidity ratio limits are set for each bank operating entity. Limits reflect the local market place, the diversity of funding sources available, and the concentration risk from large depositors. Compliance with entity level limits is monitored within the Group Finance Function and reported regularly to the Risk Management Meeting.

     Although consolidated data is not utilised in the management of HSBC’s liquidity, the consolidated liquidity ratio figures of net liquid assets to customer liabilities shown in the following table provide a useful insight into the overall liquidity position of the Group’s banking entities. The Group’s liquidity risk has not changed materially during the year.

Ratio of net liquid assets to customer liabilities

At 31 December		Average
		during	Maximum	Minimum
2005	2004	2005	in 2005	in 2005
17.1%	15.9%	16.3%	17.5%	14.4%

HSBC Holdings (Audited IFRS 7 information)

HSBC Holdings’ primary sources of cash are interest and capital receipts from its subsidiaries, which it deploys in short-term bank deposits or liquidity funds. HSBC Holdings’ primary uses of cash are investments in subsidiaries, interest payments to debt holders and dividend payments to shareholders. On an ongoing basis, HSBC Holdings replenishes its liquid resources through the receipt of interest on, and repayment of, intra-group loans, from dividends paid by subsidiaries, and from interest earned on its own liquid funds. The ability of its subsidiaries to pay dividends or advance monies to HSBC Holdings depends, among other things, on their respective regulatory capital requirements, statutory reserves, and financial and operating performance.

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

     The following is an analysis of cash flows payable by HSBC Holdings under financial liabilities by remaining contractual maturities at the balance sheet date:

			Due	Due
		Due	between	between	Due
	On	within 3	3 and 12	1 and 5	after 5
	demand	months	months	years	years
	US$m	US$m	US$m	US$m	US$m

Amounts owed to HSBC undertakings	664	176	1,060	1,654	521
Financial liabilities designated at fair value	–	140	420	3,442	20,382
Other liabilities	–	1,196	–	–	7
Accruals and deferred income	13	82	–	–	–
Subordinated liabilities	–	107	321	2,771	15,638

Total at 31 December 2005	677	1,701	1,801	7,867	36,548

     At 31 December 2005, the short-term liabilities of HSBC Holdings totalled US$3,191 million including US$1,193 million in respect of the proposed third interim dividend for 2005. Short-term assets of US$5,599 million consisted mainly of cash at bank of US$756 million and loans and advances to HSBC undertakings of US$4,661 million.

Market risk management

(Audited IFRS 7 information)

The objective of HSBC’s market risk management is to manage and control market risk exposures in order to optimise return on risk while maintaining a market profile consistent with the Group’s status as a premier provider of financial products and services.

     Market risk is the risk that movements in market risk factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices will reduce HSBC’s income or the value of its portfolios. Credit risk is discussed separately in the Credit risk management section.

     HSBC separates exposures to market risk into either trading or non-trading portfolios. Trading portfolios include those positions arising from market-making, proprietary position-taking and other marked-to-market positions so designated. The marked-to-market positions so designated but not held with trading intent have historically not been material to the Trading Value at Risk figure. However, this is no longer the case following the transition to accounting under IFRSs, which has increased the proportion of financial instruments measured at fair value. The contribution of these positions to the Trading Value at Risk is disclosed separately.

     Non-trading portfolios primarily arise from the effective interest rate management of HSBC’s retail and commercial banking assets and liabilities.

     The management of market risk is principally undertaken in Global Markets using risk limits approved by the Group Management Board. Limits are set for each portfolio, product and risk type, with market liquidity being a principal factor in determining the level of limits set. Traded Markets Development and Risk, an independent unit within Corporate, Investment Banking and Markets, develops the Group’s market risk management policies and measurement techniques. Each major operating entity has an independent market risk control function which is responsible for measuring market risk exposures in accordance with the policies defined by Traded Markets Development and Risk, and monitoring and reporting these exposures against the prescribed limits on a daily basis.

     Each operating entity is required to assess the market risks which arise on each product in its business and to transfer these risks to either its local Global Markets unit for management, or to separate books managed under the supervision of the local Asset and Liability Management Committee (‘ALCO’). The aim is to ensure that all market risks are consolidated within operations which have the necessary skills, tools, management and governance to manage such risks professionally.

Value at risk (‘VAR’) (Audited IFRS 7 information)

One of the principal tools used by HSBC to monitor and limit market risk exposure is VAR. VAR is a technique that estimates the potential losses that

Back to Contents

could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence (for HSBC, 99 per cent). HSBC calculates VAR daily. The VAR model used by HSBC is predominantly based on historical simulation. The historical simulation model derives plausible future scenarios from historical market rate time series, taking account of inter-relationships between different markets and rates, for example, between interest rates and foreign exchange rates. Potential movements in market prices are calculated with reference to market data from the last two years. The model incorporates the impact of option features in the underlying exposures. HSBC has changed the assumed holding period from a 10-day period to a 1-day period as this reflects the way the risk positions are managed. Comparative VAR numbers have been restated to reflect this change.

     Although a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:
•	the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

•	the use of a 1-day holding period assumes that all positions can be liquidated or hedged in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a 1-day holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99 per cent confidence level, by definition, does not take into account losses that might occur beyond this level of confidence; and

•	VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures.

     HSBC recognises these limitations by augmenting its VAR limits with other position and sensitivity limit structures. Additionally, HSBC applies a wide range of stress testing, both on individual portfolios and on the Group’s consolidated positions. HSBC’s stress-testing regime provides senior management with an assessment of the financial impact of identified extreme events on the market risk exposures of HSBC.

     The VAR, both trading and non-trading, for Global Markets was as follows:

Value at risk
US$m
Total
At 31 December 2005	128.5
At 31 December 2004	254.7

	Average	Minimum	Maximum
	US$m	US$m	US$m

2005	174.1	108.2	248.8
2004	172.5	101.2	304.2

Total VAR at 31 December 2005 reduced compared with 31 December 2004. As interest rates rose during 2005 in the major markets, the risk arising in Global Markets’ positions was managed down to limit exposure to further interest rate rises.

(Unaudited information)

     The histogram below illustrates the frequency of daily revenue arising from all Global Markets’ business and other trading activities. In 2005, HSBC implemented a change in the transfer pricing of funds between the Personal Financial Services and the Corporate, Investment Banking and Markets segments in North America, following a transfer of the management of all of the interest rate risk of the held prime residential mortgage portfolio. The numbers for 2004 have been restated

to reflect the impact of transfer pricing had it been in place on a similar basis and to include the Futures and Equities revenues which comprise part of the Global Markets’ business. As a result of these restatements, the average daily revenue in 2004 increased from US$18.3 million to US$20.5 million.

     The average daily revenue earned from Global Markets’ business and other trading activities in 2005 was US$18.7 million, compared with US$20.5 million in 2004. The standard deviation of these daily revenues was US$10.4 million compared with US$8.1 million for 2004. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     An analysis of the frequency distribution of daily revenue shows that there were three days with negative revenue during 2005 compared with two days in 2004. The most frequent result was a daily revenue of between US$20 million and US$24 million, with 43 occurrences.

Daily distribution of Global Markets’ and other trading revenues in 2005

Number of days

Revenues (US $m)

Profit and loss frequency

Daily distribution of Global Markets’ and other trading revenues in 2004

Number of days

Revenues (US $m)

Profit and loss frequency

Fair value and price verification control (Audited IFRS 7 information)

Where certain financial instruments are carried on the Group’s balance sheet at fair values, the valuation and the related price verification processes are subject to independent validation across the Group. Financial instruments which are accounted for on a fair value basis include assets held in the trading portfolio, financial instruments designated at fair value, obligations related to securities sold short all derivative financial instruments and available-for-sale securities.

     The determination of fair values is therefore a significant element in the reporting of the Group’s Global Markets activities.

     Responsibility for determining accounting policies and procedures governing valuation and validation ultimately rests with independent finance functions which report functionally to the Group Finance Director. All significant valuation policies, and any changes thereto, must be approved by senior finance management. HSBC’s governance of financial reporting requires that Financial Control departments across the Group are independent of the risk-taking businesses, with the Finance functions having ultimate responsibility for the determination of fair values included in the financial statements, and for ensuring that the Group’s policies comply with all relevant accounting standards. Both senior executive management and the Group Audit Committee assess the resourcing and expertise of Finance functions within the Group on a regular basis to ensure that the Group’s financial control and price verification processes are properly staffed to support the required control infrastructure.

Trading (Audited IFRS 7 information)

HSBC’s control of market risk is based on restricting individual operations to trading within a list of permissible instruments authorised for each site by Traded Markets Development and Risk, and enforcing rigorous new product approval procedures. In particular, trading in the more complex derivative products is concentrated in offices with appropriate levels of product expertise and robust control systems.

     In addition, at both portfolio and position levels, market risk in trading portfolios is monitored and controlled using a complementary set of techniques such as VAR and present value of a basis point, together with stress and sensitivity testing and concentration limits. These techniques quantify the impact on capital of defined market movements.

     Total trading VAR for Global Markets at 31 December 2005 was US$32.7 million. The contribution from positions taken without trading intent was US$6.9 million, the principal components of which are hedges that fail to meet the strict documentation and testing requirements of IAS 39 and are designated as ‘non-qualifying’ hedges, and other positions transacted as economic hedges but which again do not qualify for hedge accounting. HSBC’s policy on hedging is to manage economic risk in the most appropriate way without regard as to whether hedge accounting is available, within limits regarding the potential volatility of reported earnings. Trading VAR is further analysed below by risk type, by positions taken with trading intent and by positions taken without trading intent:

Back to Contents

Total trading VAR by risk type (Audited IFRS 7 information)

	Foreign
	exchange and
	commodity	Interest
	prices	rate trading	Equity	Total
	US$m	US$m	US$m	US$m

At 31 December 2005	4.6	33.8	4.7	32.7
At 31 December 2004	12.4	30.9	4.8	37.7

Average
2005	6.9	37.3	5.5	37.3
2004	16.1	29.6	5.2	39.2

Minimum
2005	2.9	24.3	2.3	23.5
2004	7.4	19.1	3.5	30.1

Maximum
2005	12.4	76.9	10.9	73.2
2004	21.4	42.9	8.9	53.1

Positions taken with trading intent – VAR by risk type (Audited IFRS 7 information)

	Foreign
	exchange and
	commodity	Interest
	prices	rate trading	Equity	Total
	US$m	US$m	US$m	US$m

At 31 December 2005	4.6	28.4	4.7	30.1
At 31 December 2004	12.4	30.9	4.8	37.7

Average
2005	6.9	33.3	5.5	33.5
2004	16.1	29.6	5.2	39.2

Minimum
2005	2.9	25.5	2.3	25.7
2004	7.4	19.1	3.5	30.1

Maximum
2005	12.4	49.0	10.9	46.7
2004	21.4	42.9	8.9	53.1

Positions taken without trading intent – VAR by risk type (Audited IFRS 7 information)

	Foreign
	exchange and
	commodity	Interest
	prices	rate trading	Equity	Total
	US$m	US$m	US$m	US$m

At 31 December 2005	–	6.9	–	6.9
At 31 December 2004	–	–	–	–

Average
2005	–	8.6	–	8.6
2004	–	–	–	–

Minimum
2005	–	1.4	–	1.4
2004	–	–	–	–

Maximum
2005	–	24.5	–	24.5
2004	–	–	–	–

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Non-trading (Audited IFRS 7 information)

The principal objective of market risk management of non-trading portfolios is to optimise net interest income.

     Market risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost, as a result of interest rate changes. Analysis of this risk is complicated by having to make assumptions on optionality in certain product areas, for example, mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand, for example, current accounts. The prospective change in future net interest income from non-trading portfolios will be reflected in the current realisable value of these positions, should they be sold or closed prior to maturity. In order to manage this risk optimally, market risk in non-trading portfolios is transferred to Global Markets or to separate books managed under the supervision of the local ALCO.

     The transfer of market risk to books managed byGlobal Markets or supervised by ALCO is usually achieved by a series of internal deals between the business units and these books. When the behavioural characteristics of a product differ from its contractual characteristics, the behavioural characteristics are assessed to determine the true underlying interest rate risk. Local ALCOs regularly monitor all such behavioural assumptions and interest rate risk positions, to ensure they comply with interest rate risk limits established by the GroupManagement Board.

     As noted above, in certain cases, the non-linear characteristics of products cannot be adequately captured by the risk transfer process. For example, both the flow from customer deposit accounts to alternative investment products and the precise prepayment speeds of mortgages will vary at different interest rate levels. In such circumstances, simulation modelling is used to identify the impact of varying scenarios on valuations and net interest income.

     Once market risk has been consolidated in Global Markets or ALCO-managed books, the net exposure is typically managed through the use of interest rate swaps within agreed limits.

     The principal non-trading risks which are not included in VAR for Global Markets (see ‘Value at risk’ above) are detailed below.

     Market risk within HSBC Finance primarily arises from mismatches between future behaviouralised asset yields and their funding costs. This mismatch mainly comes from the fact that asset yields are predominantly fixed and relatively insensitive to market movements in interest rates, whereas the related wholesale funding and its associated derivatives are more sensitive to such movements. This non-trading risk is principally managed by controlling the sensitivity of projected net interest income under varying interest rate scenarios: see ‘Net interest income’ below.

     VAR limits are set to control the total market risk exposure of HSBC Finance. The VAR as at 31 December 2005 was US$13.5 million (2005 average: US$13.4 million; 2005 minimum: US$6.2 million; 2005 maximum: US$41.6 million), compared with US$9.1 million at 31 December 2004(2004 average: US$16.1 million; 2004 minimum: US$4.1 million; 2004 maximum: US$31.9 million).

     Market risk arising in the prime residential mortgage business of HSBC Bank USA is primarily managed by a specialist function within the business,under guidelines established by HSBC Bank USA’s ALCO. A range of risk management tools is applied to hedge the sensitivity arising from movements in interest rates. The key element of market risk within the US prime mortgage business relates to the prepayment options embedded in US mortgages, which affect the sensitivity of the value of mortgage servicing rights (‘MSRs’) to interest rate movements and the net interest margin on mortgage assets. MSRs represent the economic value of the right to receive fees for performing specified residential mortgage servicing activities. They are sensitive to interest rate movements because lower rates accelerate the prepayment speed of the underlying mortgages and therefore reduce the value of the MSRs. The reverse is true for rising rates. HSBC uses a combination of interest rate-sensitive derivatives and debt securities to help protect the economic value of MSRs. An accounting asymmetry can arise in this area because the derivatives used to hedge the economic exposure arising from MSRs arealways measured at fair value, but the MSRs themselves are measured for accounting purposes at the lower of amortised cost and valuation. It is, therefore, possible for an economically hedged position not to be shown as such in the accounts, when the hedge shows a loss but the MSR cannot be revalued above cost to reflect the related profit. HSBC’s policy again is to hedge the economic risk.

Back to Contents

     VAR limits are set to control the exposure to MSRs and MSR hedges. The VAR on MSRs and MSR hedges at 31 December 2005 was US$3.9 million (2005 average: US$3.2 million; 2005 minimum: US$2.4 million; 2005 maximum: US$4.0 million), compared with US$3.7 million at 31 December 2004 (2004 average: US$3.9 million; 2004 minimum: US$2.8 million; 2004 maximum: US$4.6 million).

     Non-trading exposure also arises on non-cumulative perpetual preferred securities issued. These fixed-rate securities are eligible as tier 1 capital and are managed as capital instruments. Prior to the adoption of IFRSs these securities were classified as a non-equity element of minority interests but they are now classified as debt securities issued and therefore included in non-trading market risk analysis. The combination of a fixed interest rate and perpetual term generated a VAR of US$65.0 million at 31 December 2005 (2005 average: US$70.3 million; 2005 minimum: US$62.3 million; 2005 maximum: US$78.2 million), compared with US$72.5 million at 31 December 2004 (2004 average: US$75.6 million; 2004 minimum: US$66.6 million; 2004 maximum: US$86.3 million).

     Market risk arises in HSBC’s insurance businesses within their portfolios of investments and policyholders’ liabilities. The principal market risks are interest-rate risk and equity risk, which primarily arise when guaranteed investment return policies have been issued. The insurance businesses have a dedicated head office market risk function which oversees management of this risk.

     A similar market risk also arises within HSBC’s defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows. This risk principally derives from the pension schemes holding equities against their future pension obligations. The risk is that market movements in equity prices could result in assets which are insufficient over time to cover the level of projected liabilities. Management, together with the trustees who act on behalf of the pension scheme beneficiaries, assess the level of this risk using reports prepared by independent external actuaries.

     The present value of HSBC’s defined benefit pension plans’ liabilities was US$27.7 billion at 31 December 2005, compared with US$26.5 billion at 31 December 2004. Assets of the defined benefit schemes at 31 December 2005 comprised: equity investments 46 per cent (54 per cent at 31 December 2004); debt securities 33 per cent (29 per cent at 31 December 2004) and other (including property) 21 per cent (17 per cent at 31 December 2004). (See Note 7 on the Financial Statements).

Net interest income

A principal part of HSBC’s management of market risk in non-trading portfolios is to monitor the sensitivity of projected net interest income under varying interest rate scenarios (simulation modelling). HSBC aims, through its management of market risk in non-trading portfolios, to mitigate the impact of prospective interest rate movements which could reduce future net interest income, whilst balancing the cost of such hedging activities on the current net revenue stream.

     For simulation modelling, businesses use a combination of scenarios relevant to local businesses and local markets as well as standard scenarios required to be used across HSBC. The standard scenarios are consolidated to illustrate the combined pro forma impact on HSBC consolidated portfolio valuations and net interest income.

     The table below sets out the impact on future net interest income of a 25 basis points parallel fall or rise in all yield curves worldwide at the beginning of each quarter during the 12 month period from 1 January 2006. These scenarios differ from those disclosed in the Annual Report and Accounts 2004 which assumed an immediate 100 basis points parallel rise or fall in all yield curves on the first day of the 12 month period. The revised scenarios, although still simplified, are considered more relevant.

     Assuming no management actions, such a series of incremental parallel rises in all yield curves would decrease planned net interest income for the year to 31 December 2006 by US$525 million, while such a series of incremental parallel falls in all yield curves would increase planned net interest income by US$474 million. These figures incorporate the impact of any option features in the underlying exposures.

     Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into currency blocs whose interest rates are considered likely to move together. The sensitivity of projected net interest income, on this basis, is described as follows:

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

		Rest of	Hong Kong	Rest of
	US dollar	Americas	dollar	Asia	Sterling	Euro
	bloc	bloc	bloc	bloc	bloc	bloc	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Change in 2006 projected net
interest income
+25 basis points shift in yield curves
at the beginning of each quarter .	(448)	74	(18)	28	(47)	(114)	(525)
-25 basis points shift in yield curves
at the beginning of each quarter .	402	(72)	20	(39)	51	112	474
Change in 2005 projected net
interest income
+25 basis points shift in yield curves
at the beginning of each quarter .	(500)	81	2	18	62	(160)	(497)
-25 basis points shift in yield curves
at the beginning of each quarter .	637	(83)	(104)	(13)	(70)	157	524

     The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios. The figures represent the effect of the pro forma movements in net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Global Markets or in the business units to mitigate the impact of this interest rate risk. In reality, Global Markets seeks proactively to change the interest rate risk profile to minimise losses and optimise net revenues. The projections above also assume that interest rates of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections also make other simplifying assumptions, including that all positions run to maturity.

     The Group’s core exposure to changes in its net interest income arising from movements in interest rates falls into three areas: core deposit franchises, HSBC Finance and Global Markets.

•	Core deposit franchises: these are exposed to changes in the value of the deposits raised and spreads against wholesale funds; in a low interest rate environment, the value of core deposits increases as interest rates rise and decreases as interest rates fall. This risk is, however, asymmetrical in a very low interest rate environment as there is limited room to lower deposit pricing in the event of interest rate reductions.

•	HSBC Finance provides an offset to the sensitivity effect of interest rate reductions on the core deposit franchises. This arises from having a substantially fixed rate, real estate secured, lending portfolio funded to an extent with interest rate sensitive short-term liabilities.

•	Global Markets: the residual interest rate risk is managed within Global Markets. This reflects the Group’s policy of transferring all interest rate risk, other than structural risk, to Global Markets to be managed within defined limits and with flexibility as to the instruments used.

The major drivers of the changes shown in the projected effect of interest rate moves in the above table are set out below.

•	In the US dollar bloc, the rise in interest rates in 2005, coupled with an overall flattening of the yield curve, led the Group to reduce its sensitivity to falling rates, particularly with respect to some retail products with embedded optionality.

•	In Hong Kong, the rise in interest rates during the year improved the sensitivity to falling interest rates as there was more room to lower deposit pricing in the event of falling interest rates.

•	Global Markets decreased its exposure to US dollar, Hong Kong dollar, and euro assets, contributing to the decreased sensitivity in these currencies to both rising and falling rates.

     It can be seen from the above that projecting the movement in net interest income from prospective changes in interest rates is a complex interaction of structural and managed exposures. In a rising rate environment, the most critical exposures are those managed within Global Markets.

     Additionally, the Group considers a principal risk to future net interest income to be a general flattening of yield curves at a low level of interest rates, as this reduces the value of the deposit franchise and limits the opportunities within Global Markets.

Back to Contents

     Following the adoption of IFRSs, HSBC monitors the sensitivity of reported reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of available-for-sale portfolios and cash flow hedges due to parallel movements of plus or minus 100 basis points in all yield curves. The table below describes the sensitivity to these movements at 31 December 2005 and the maximum and minimum month figures during the year then ended:

	At
	31 December		Maximum		Minimum
	2005		impact		impact
	US$m		US$m		US$m

+ 100 basis point parallel move all in yield curves	(1,918)		(2,655)		(1,918)
As a percentage of shareholders’ funds at 31 December 2005	(2.0%	)	(2.8%	)	(2.0%	)

- 100 basis point parallel move all in yield curves	1,877		2,543		1,877
As a percentage of shareholders’ funds at 31 December 2005	2.0%		2.7%		2.0%

     The sensitivities included in the table are illustrative only and are based on simplified scenarios. Moreover, the table shows only those interest rate risk exposures arising in available-for-sale portfolios and from cash flow hedges. These particular exposures form only a part of the Group’s overall interest rate exposures. The accounting treatment under IFRSs of the Group’s remaining interest rate exposures, while economically largely offsetting the exposures shown in the above table, does not require revaluation movements to go to reserves.

Structural foreign exchange exposures

Structural foreign exchange exposures represent net investments in subsidiaries, branches or associated undertakings, the functional currencies of which are currencies other than the US dollar.

     Exchange differences on structural exposures are recorded in the consolidated statement of recognised income and expense. The main operating (or functional) currencies in which HSBC’s business is transacted are the US dollar, the Hong Kong dollar, sterling, the euro, the Mexican peso, the Brazilian real and the Chinese renminbi. As the US dollar and currencies linked to it form the dominant currency bloc in which HSBC’s operations transact business, HSBC Holdings prepares its consolidated financial statements in US dollars. HSBC’s consolidated balance sheet is, therefore, affected by exchange differences between the US dollar and all the non-US dollar functional currencies of underlying subsidiaries.

     HSBC hedges structural foreign exchange exposures only in limited circumstances. HSBC’s structural foreign exchange exposures are managed with the primary objective of ensuring, where practical, that HSBC’s consolidated capital ratios, and the capital ratios of individual banking subsidiaries, are protected from the effect of changes in exchange rates. This is usually achieved by ensuring that, for each subsidiary bank, the ratio of structural exposures in a given currency to risk-weighted assets denominated in that currency is broadly equal to the capital ratio of the subsidiary in question.

     Selective hedges were in place during 2005. Hedging is undertaken using forward foreign exchange contracts which are accounted for under IFRSs as hedges of a net investment in a foreign operation, or by financing with borrowings in the same currencies as the functional currencies involved. There was no ineffectiveness arising from these hedges in the year ended 31 December 2005.

     There was no material effect from exchange differences on HSBC’s capital ratios during the period.

HSBC Holdings (Audited IFRS 7 information)

As a financial services holding company, HSBC Holdings has limited market risk activity. Its activities predominantly involve maintaining sufficient capital resources to support the Group’s diverse activities; allocating these capital resources across the Group’s businesses; earning dividend and interest income on its investments in the Group’s businesses; providing dividend payments to HSBC Holdings’ equity shareholders and interest payments to providers of debt capital; and maintaining a supply of short-term cash resources. It does not take proprietary trading positions.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     The objectives of HSBC Holdings’ market risk management are to minimise income statement volatility arising from short-term cash balances and funding positions; to minimise the market risk arising from long-term investments and long-term liabilities; and to protect distributable reserves from the adverse impact of market risk variables.

     Market risk for HSBC Holdings is monitored by its ALCO.

     The main market risks to which HSBC Holdings is exposed are interest rate risk and foreign currency risk.

     HSBC Holdings is exposed to interest rate risk on debt capital investments in, and loans to, subsidiary undertakings; on debt capital issues; and on short-term cash resources.

     Following the adoption of IFRSs, certain loans to subsidiary undertakings of a capital nature that are not denominated in the functional currency of either the provider or the recipient are accounted for as financial assets. Changes in the carrying amount of these assets due to exchange differences are taken directly to the income statement. Prior to the adoption of IFRSs, such exchange differences were taken directly to reserves. These loans, and the associated foreign exchange exposures, are eliminated on a Group consolidated basis.

     Revaluations due to foreign exchange rate movements of loans to subsidiary undertakings of a capital nature, and which are denominated in the functional currency of either the borrower or the recipient, are taken directly to reserves. Equity investments in subsidiary undertakings are accounted for on a cost basis and are not revalued following movements in exchange rates.

     Total VAR arising within HSBC Holdings at 31 December 2005 was as follows:

	Foreign	Interest
	exchange	rates	Total
	US$m	US$m	US$m

At 31 December
2005	26.1	36.1	51.4

At 31 December
2004	24.1	29.4	45.9

Average
2005	24.0	33.7	48.9
2004	21.8	34.2	52.4

Minimum
2005	22.0	29.6	42.6
2004	20.6	22.6	40.3

Maximum
2005	26.1	45.9	56.6
2004	24.1	47.2	68.4

     A principal tool in the management of market risk is the projected sensitivity of HSBC Holdings’ net interest income to future changes in yield curves.

(Unaudited information)

     The table below sets out the effect on HSBC Holdings’ future net interest income of an incremental 25 basis point parallel fall or rise in all yield curves worldwide at the beginning of each quarter during the 12 month period from 1 January 2006.

     Assuming no management action, a series of such rises would decrease HSBC Holdings’ planned net interest income for 2006 by US$7 million while a series of such falls would increase planned net interest income by US$7 million. These figures incorporate the impact of any option features in the underlying exposures.

Unaudited information

	US dollar	Sterling	Euro
	bloc	bloc	bloc	Total
	US$m	US$m	US$m	US$m
Change in 2006 projected net interest income

+ 25 basis points shift in yield curves at the beginning of each quarter	(18)	5	6	(7)
– 25 basis points shift in yield curves at the beginning of each quarter	18	(5)	(6)	7

Change in 2005 projected net interest income

+ 25 basis points shift in yield curves at the beginning of each quarter	(5)	6	4	5
–25 basis points shift in yield curves at the beginning of each quarter	5	(6)	(4)	(5)

     HSBC Holdings’ principal exposure to changes in its net interest income from movements in interest rates arises on short-term cash balances, floating rate loans advanced to subsidiary undertakings and fixed rate debt capital securities in issue which have been swapped to floating rate.

     The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios. The figures represent the effect of pro forma movements in net interest income based on the projected yield curve scenarios and HSBC Holdings’ current interest rate risk profile. This

Back to Contents

effect, however, does not incorporate actions that could be taken to mitigate the effect of this interest rate risk.

     HSBC Holdings’ interest rate risk has not changed materially in the year.

Residual value risk management

(Audited information)

A significant part of a lessor’s leasing activities is its management of residual value risk. This arises from operating lease transactions to the extent that the values recovered from disposing of leased assets or re-letting them at the end of the lease terms (the ‘residual values’) differ from those projected at the inception of the leases. The business regularly monitors residual value exposure by reviewing the recoverability of the residual value projected at lease inception. This entails considering the re-lettability and projected disposal proceeds of operating lease assets at the end of their lease terms. Provision is made to the extent that the carrying values of leased assets are impaired through residual values not being fully recoverable.

     The net book value of equipment on operating leases includes projected residual values at the end of current lease terms, to be recovered through re-letting or disposal in the following periods:

	2005	2004
	US$m	US$m

Within 1 year	355	172
Between 1-2 years	–	484
Between 2-5 years	465	1,042
More than 5 years	1,684	2,073

Total exposure	2,504	3,771

Operational risk management

(Unaudited information)

Operational risk is the risk of loss arising from fraud, unauthorised activities, error, omission, inefficiency, systems failure or external events. It is inherent in every business organisation and covers a wide spectrum of issues.

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

     HSBC has codified its operational risk management process by issuing a high level standard, supplemented by more detailed formal guidance issued in January 2005. This explains how HSBC manages operational risk by identifying, assessing, monitoring, controlling and mitigating the risk, rectifying operational risk events, and implementing any additional procedures required for compliance with local regulatory requirements. The processes undertaken to manage operational risk are determined by reference to the scale and nature of each HSBC operation. The HSBC standard covers the following:

•	operational risk management responsibility is assigned to senior management within each business operation;

•	information systems are used to record the identification and assessment of operational risks and to generate appropriate, regular management reporting;

•	assessments are undertaken of the operational risks facing each business and the risks inherent in its processes, activities and products. Risk assessment incorporates a regular review of identified risks to monitor significant changes;

•	operational risk loss data is collected and reported to senior management at the business unit level. Aggregate operational risk losses are recorded and details of incidents above a materiality threshold are reported to Group Head Office. A regular report on operational losses is made to Group Audit Committee and the Risk Management Meeting; and

•	risk mitigation, including insurance, is considered where this is cost-effective.

     In each of HSBC’s subsidiaries, local management is responsible for implementing HSBC standards on operational risk throughout their operations and, where deficiencies are evident, rectifying them within a reasonable timeframe. Subsidiaries acquired by HSBC are required to assess, plan and implement the standard’s requirements within an agreed timescale.

     HSBC maintains and tests contingency facilities to support operations in the event of disasters. Additional reviews and tests are conducted in the event that any HSBC office is affected by a business disruption event, to incorporate lessons learned in the operational recovery from those circumstances. HSBC has requested all country managers to prepare plans for the operation of their businesses, with reduced staffing levels, should a flu pandemic occur.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Reputational risk management

(Unaudited information)

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

     Reputational risks are considered and assessed by the Board, the Group Management Board, the Risk Management Meeting, subsidiary company boards, board committees and/or senior management during the formulation of policy and the establishment of HSBC standards. Standards on all major aspects of business are set for HSBC and for individual subsidiaries, businesses and functions. These policies, which are an integral part of the internal control systems, are communicated through manuals and statements of policy and are promulgated through internal communications and training. The policies set out operational procedures in all areas of reputational risk, including money laundering deterrence, environmental impact, anti-corruption measures and employee relations.

     Management in all operating entities is required to establish a strong internal control structure to minimise the risk of operational and financial failure, and to ensure that a full appraisal of reputational implications is made before strategic decisions are taken. The Group Internal Audit function monitors compliance with policies and standards.

Risk management of insurance operations

(Forms part of the audited financial statements)

Insurance risk

Within its service proposition, HSBC offers its personal and commercial customers a wide range of insurance products, many of which complement other bank and consumer finance products.

     Both life and non-life insurance is underwritten. Underwriting occurs in nine countries through 27 licensed insurers, principally in the UK, Hong Kong, Mexico, Brazil, the US and Argentina.

     Life insurance contracts include participating business (with discretionary participation features) such as endowments and pensions, credit life business in respect of income and payment protection, annuities, term assurance and critical illness covers.

     Non-life insurance contracts include motor, fire and other damage, accident, repayment protection and a limited amount of commercial and liability business.

     The principal insurance risk faced by HSBC is that the costs of claims combined with acquisition and administration costs may exceed the aggregate amount of premiums received and investment income. HSBC manages its insurance risks through the application of formal underwriting, reinsurance and claims procedures. These procedures are designed also to ensure compliance with regulations.

     The Group’s overall approach to insurance risk is to maintain a good diversification of insurance business by type and geography, and to focus on risks that are straightforward to manage and frequently are directly related to the underlying banking activity (for example, with credit life products). The following tables provide an analysis of the insurance risk exposures by geography and by type of business. These tables demonstrate the Group’s diversification of risk and the strong emphasis on personal lines. Personal lines tend to be higher volume and with lower individual value than commercial lines, which further diversifies the risk. Separate tables are provided for life and non-life business, reflecting their very distinct risk characteristics. Life business tends to be longer term than non-life and also frequently involves an element of savings and investment in the premium. For this reason, the life insurance risk table provides an analysis of the insurance liabilities as the best available overall measure of the insurance exposure. By contrast for non-life business, the table uses written premium as representing the best available measure of risk exposure.

     Both life and non-life business insurance risks are controlled through a combination of local and central procedures and policies. These include a centralised approach to the authorisation to write certain classes of business, with restrictions applying particularly to commercial and liability non-life business. For life business in particular, use is also made of ALCOs in order to monitor the risk exposures. Market risk limits are also applied centrally as an additional control over the extent of insurance risk that is retained.

     As indicated in the specific comments relating to particular classes, use is also made of reinsurance as a means of further mitigating exposure, in particular to aggregations as a result of catastrophe risk.

Back to Contents

Analysis of insurance risk

The insurance risk is illustrated by an analysis of business by type of contract and geographic location.

Analysis of life insurance risk – policyholder liabilities

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Life (non-linked)
Insurance contracts with DPF[1]	155	3,886	152	–	–	4,193
Credit life	156	–	–	196	–	352
Annuities	202	–	22	1,651	515	2,390
Term assurance and other long-term contracts	1,063	68	82	51	170	1,434

Total life (non-linked)	1,576	3,954	256	1,898	685	8,369
Life (linked)	1,201	536	332	–	826	2,895
Investment contracts with DPF[1]	–	–	9	–	–	9

Life insurance policyholders’ liabilities	2,777	4,490	597	1,898	1,511	11,273

1	Insurance contracts and investment contracts with discretionary participation features (‘DPF’) give policyholders a contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that are likely to be a significant portion of the total contractual benefits and whose amount or timing is contractually at the discretion of HSBC. The additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts.

     The above table of life insurance policyholder liabilities provides an overall summary of the life insurance activity across the Group. For life insurance business, the insurance risk will vary considerably depending on the type of business. The principal risks are in relation to mortality, morbidity, lapse and surrender, investment (market) and expense levels. As indicated above, the geographic and product diversity of HSBC’s life insurance business provides an effective mitigation of exposure to insurance risk. This is in addition to the local underwriting, claims handling and expense control management functions.

     In general terms, mortality and morbidity risks are mitigated through medical underwriting and the ability in a number of cases to amend the premium in the light of changes in experience. Lapse and surrender risks are mitigated by the setting of appropriate surrender values. Market risk is usually mitigated through a combination of investment policy to match liabilities and the risk being shared with policyholders. In the case of unit-linked business, market risk is generally borne by policyholders. In the case of life business with a discretionary participation feature, the risk is shared with policyholders through the management of bonuses.

     The principal division of life business is between unit linked and non-linked. There are a number of major sub-categories of non-linked life assurance.

     Insurance contracts with discretionary participation features include with-profits business. The largest portfolio is in Hong Kong. This is a book of endowment life policies, with annual bonuses awarded to policyholders. Although prima facie this business entails significant market risk, this is managed in conjunction with other risks through the investment policy and adjustment to bonus rates. In practice this means that the majority of the market risk is borne by policyholders. The main risk associated with this product is the value of assigned assets falling below that required to support benefit payments. HSBC manages this risk by conducting regular actuarial investigations on the supportability of the bonus rates.

     Credit life insurance business is written in relation to the banking and finance products. The insurance risk relates to mortality and morbidity risk for the duration of the loans advanced. Claims experience is continuously monitored and premium rates adjusted accordingly. For much of this business, the average term of the credit risk exposure is for two to three years, which limits the insurance risk exposure.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     Annuities are contracts providing income from capital investment paid in a stream of regular payments for either a fixed period or during the annuitant’s lifetime. Deferred annuities are those whose payments to the annuitant begin at a designated future date as opposed to immediate annuities where payments begin at once. The principal risks in respect of annuity business relate to mortality and market risk in relation to the need to match investments against the anticipated cash flow profile of the policies. HSBC has a number of annuity books, some of which have been in run-off for several years. The majority of the annuity book is composed of contracts with a duration of no longer than five years. Investments are managed to match the anticipated cash flow profile, and the mortality risk is regularly monitored. HSBC has annuity business in the US, Mexico, Cayman Islands and Argentina.

     The major component of the ‘Term assurance and other long-term contracts’ category is term assurance and critical illness policies written in the UK. The principal risks are in respect of mortality and morbidity, and are mitigated through a combination of underwriting practices, premium adjustment in light of changes in experience and reinsurance.

     For linked insurance business, market risk is usually borne by policyholders. The principal risk retained by HSBC relates to expenses, although mortality, disability and morbidity risks are also associated with this product and are managed through the application of the techniques set out above for non-linked lines of business.

Analysis of non-life insurance risk – net written insurance premiums[1]
			Rest of
		Hong-	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Accident and health	33	67	3	8	1	112
Motor	192	20	11	47	259	529
Fire and other damage	251	34	3	8	58	354
Liability	229	17	2	90	15	353
Credit (non-life)	225	–	–	202	–	427
Marine, aviation and transport	–	16	4	–	22	42
Other non-life insurance contracts	10	29	–	17	12	68

Total net written insurance premiums	940	183	23	372	367	1,885

1	Net written insurance premiums represent gross written premiums less gross written premiums ceded to reinsurers.

     Non-life insurance contracts include liability and property insurance. However, only a small proportion of HSBC’s non-life insurance portfolio is liability insurance which is in general underwritten as part of a product business proposal. The key risks associated with non-life business are underwriting risk and claims experience risk. Underwriting risk is the risk that HSBC does not charge premiums appropriate for the cover provided and claims experience risk is the risk that portfolio experience is worse than expected. HSBC manages these risks through prudent pricing (for example, imposing restrictions and deductibles in the policy terms and conditions), product design, risk selection, claims handling, investment strategy and reinsurance policy. All non-life insurance contracts are annually renewable and the underwriters have the right to refuse renewal or to change the terms and conditions of the contract at renewal.

     HSBC underwrites non-life insurance business in Ireland, the UK, Hong Kong, Argentina, the US, Mexico and Singapore.

     Accident and health insurance business is underwritten in all major markets with the largest portfolio being Hong Kong. Potential accumulations of personal accident risks are mitigated by the purchase of catastrophe reinsurance.

     Motor insurance business covers vehicle damage and liability for personal injury. It includes a large portfolio underwritten in Brazil for US$105 million, which was disposed of during 2005. Other significant portfolios are written in the

Back to Contents

UK, Mexico and Argentina. Reinsurance protection has been arranged where necessary to avoid excessive exposure to larger losses, particularly those relating to personal injury claims.

     Fire and other damage business is written in all major markets, most significantly in Europe. The predominant focus in most markets is insurance for homes and contents while covers for selected commercial customers are largely written in Asian and South American markets. All portfolios at risk from catastrophic losses are protected by reinsurance in accordance with information obtained from professional risk-modelling organisations.

     A very limited portfolio of liability business is written in major markets.

     Following the disposal of the non-life insurance portfolio in Brazil, credit non-life business now represents the largest single class and is concentrated in the US and the UK. This business is written in relation to the banking and finance products.

Present value of in-force long-term insurance business (‘PVIF’)

The HSBC life insurance business is accounted for using the embedded value approach, which, inter alia, provides a comprehensive framework for the evaluation of insurance and related risks. The present value of the shareholders’ interest in the profits expected to emerge from the book of in-force policies at 31 December 2005 can be stress-tested to assess the ability of the book of life business to withstand adverse developments. A key feature of life insurance business is the importance of managing the assets, liabilities and risks in a coordinated fashion rather than individually. This reflects the greater interdependence of these three elements for life insurance than is generally the case for non-life insurance.

     The following table shows the effect on the PVIF as at 31 December 2005 of reasonably possible changes in the main economic assumptions across all insurance underwriting subsidiaries:

PVIF
US$m

+ 100 basis points shift in risk-free rate	90
– 100 basis points shift in risk-free rate	(100)
+ 100 basis points shift in risk discount rate	(54)
– 100 basis points shift in risk discount rate	57
+ 100 basis points shift in expenses inflation	(8)
– 100 basis points shift in expenses inflation	7
+ 100 basis points shift in lapse rate	47
– 100 basis points shift in lapse rate	(49)

     The effects on PVIF shown above are illustrative only and employ simplified scenarios. They do not incorporate actions that could be taken by management to mitigate effects nor do they take account of consequential changes in policyholder behaviour.

General economic and business assumptions

The sensitivity of profit for the year to, and net assets at, 31 December 2005 to reasonably possible changes in conditions at 31 December 2005 across all insurance underwriting subsidiaries is as follows:

	Impact on:

	Profit for	Net
	the year	assets
	US$m	US$m
Economic assumptions
20 per cent increase in claims costs	(82)	(78)
20 per cent decrease in claims costs	81	78

Non-economic assumptions
10 per cent increase in mortality and/or morbidity rates	(8)	(9)
10 per cent decrease in mortality and/or morbidity rates	18	18
50 per cent increase in lapse rates	(17)	(14)
50 per cent decrease in lapse rates	56	51
10 per cent increase in expense rates	(20)	(20)
10 per cent decrease in expense rates	19	19

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     A key aspect of the risk management for insurance business, and life insurance in particular, is the need actively to manage the assets in relation to the liabilities. Of particular importance for a number of lines of business is the need to match the expected pattern of cash flow, which in some cases (such as annuities) can run for many years. The following table shows the overall disposition of assets and liabilities and demonstrates that there is an appropriate level of matching. It is generally not possible to achieve a complete matching of asset and liability duration. This is partly because with annual premium contracts there are uncertain future cash flows yet to be received from policyholders and partly because the duration of some liability cash flows exceeds the duration of the longest available dated fixed interest investments.

							Investment
		Insurance contracts					contracts

					Term
					assurance
		Contracts			and other
		with	Unit-		long-term		Unit-		Other
		DPF[1]	linked	Annuities	contracts[2]	Non-life	linked	Other	Assets[3]	Total
		US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets:
–	trading assets	–	–	–	49	58	–	–	170	277
–	financial assets
	designated at fair
	value	1,005	2,132	52	947	14	6,995	1,415	1,488	14,048
–	derivatives	57	426	–	–	–	1	4	–	488
–	financial investments	2,581	–	1,272	339	1,230	–	1,527	1,896	8,845
–	other assets	635	268	828	182	619	174	376	1,098	4,180

Total financial assets		4,278	2,826	2,152	1,517	1,921	7,170	3,322	4,652	27,838
Reinsurance assets		2	69	193	612	669	–	–	40	1,585
PVIF		–	–	–	–	–	–	–	1,400	1,400
Other assets		18	9	45	33	329	1	–	760	1,195

Total assets		4,298	2,904	2,390	2,162	2,919	7,171	3,322	6,852	32,018

Financial liabilities
designated at fair value .		–	–	–	–	–	7,156	3,289	–	10,445
Liabilities under insurance
contracts issued		4,193	2,895	2,390	1,786	2,871	–	9	–	14,144
Deferred tax		–	–	–	–	–	–	–	322	322
Other liabilities		–	–	–	–	–	–	–	2,125	2,125

Total liabilities		4,193	2,895	2,390	1,786	2,871	7,156	3,298	2,447	27,036
Shareholders’ equity		–	–	–	–	–	–	–	4,982	4,982

Total liabilities and
shareholders’ equity[4]		4,193	2,895	2,390	1,786	2,871	7,156	3,298	7,429	32,018

1	Discretionary participation features.
2	Includes credit life insurance.
3	Other assets comprise solvency and unencumbered assets.
4	Excludes assets, liabilities and shareholders’ funds of associate insurance companies Erisa S.A. and Ping An Insurance.

Back to Contents

The balance sheet of insurance underwriting operations by geographical region at 31 December 2005 was as follows:

				Rest of Asia-	North	South
		Europe	Hong Kong	Pacific	America	America	Total
		US$m	US$m	US$m	US$m	US$m	US$m
Financial assets:
–	trading assets	–	–	–	277	–	277
–	financial assets designated at fair
	value	9,276	3,164	545	–	1,063	14,048
–	derivatives	386	102	–	–	–	488
–	financial investments	1,053	4,429	60	2,962	341	8,845
–	other assets	886	1,512	157	1,142	483	4,180

Total financial assets		11,601	9,207	762	4,381	1,887	27,838

Reinsurance assets		1,293	48	24	153	67	1,585
PVIF		796	557	47	–	–	1,400
Other assets		307	64	19	306	499	1,195

Total assets		13,997	9,876	852	4,840	2,453	32,018

Financial liabilities designated at fair
value		6,375	3,874	42	–	154	10,445
Liabilities under insurance contracts
issued		4,284	4,724	655	2,787	1,694	14,144
Deferred tax		237	83	9	(17)	10	322
Other liabilities		1,374	123	21	395	212	2,125

Total liabilities		12,270	8,804	727	3,165	2,070	27,036
Shareholders’ equity		1,727	1,072	125	1,675	383	4,982

Total liabilities and shareholders’
equity[1]		13,997	9,876	852	4,840	2,453	32,018

1	Excludes assets, liabilities and shareholders’ funds of associate insurance companies Erisa S.A. and Ping An Insurance.

Financial risks

HSBC’s insurance businesses are exposed to a range of financial risks, including market risk, credit risk and liquidity risk. The nature and management of these risks is described below.

     Underwriting subsidiaries incur financial risk, for example, when the proceeds from financial assets are not sufficient to fund the obligations arising from insurance and investment contracts. Other non-underwriting insurance-related activities undertaken by HSBC subsidiaries such as insurance broking; insurance management (including captive management); and insurance, pensions and annuities administration and intermediation are exposed to financial risk but not to a significant extent.

     The insurance underwriting subsidiaries have developed their own risk management policies appropriate for the business. Where applicable they also comply with HSBC’s banking risk management procedures. However, in some cases, such as the use of one day VAR measures, these are not appropriate for insurance and, therefore, not applied.

     The majority of HSBC’s insurance underwriting subsidiaries are owned and primarily managed by local banking subsidiaries. Their activities are subject to a variety of locally applied controls and to external regulatory monitoring. Centralised insurance management, including risk and capital management, is relatively limited in scope, acting primarily as an additional level of control. In many jurisdictions, local regulatory requirements prescribe the type, quality and concentration of assets that HSBC’s insurance underwriting subsidiaries must maintain in local currency to meet local insurance liabilities. Within each subsidiary, ALCOs are responsible for the management of financial risks within local requirements and ensure compliance with the control framework and risk appetite established centrally.

     The following table analyses the assets held in HSBC’s insurance underwriting subsidiaries at 31 December 2005 by type of liability against which the assets are held, and provides an overall framework for considering exposure to financial risk:

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

	Life linked	Life non-linked	Non-life
	insurance[1]	insurance[2]	insurance[3]	Other assets[4]	Total[5]
	US$m	US$m	US$m	US$m	US$m
Trading assets
Treasury bills	–	–	21	103	124
Debt securities	–	49	37	67	153

	–	49	58	170	277

Financial assets designated
at fair value
Treasury bills	9	26	–	17	52
Debt securities	2,374	2,118	4	745	5,241
Equity securities	6,744	1,275	10	726	8,755

	9,127	3,419	14	1,488	14,048

Financial investments
Held-to-maturity:
Debt securities	–	4,603	157	226	4,986

	–	4,603	157	226	4,986

Available-for-sale:
Treasury bills	–	–	70	101	171
Other eligible bills	–	–	447	116	563
Debt securities	–	1,116	556	1,437	3,109
Equity securities	–	–	–	16	16

	–	1,116	1,073	1,670	3,859

	9,127	9,187	1,302	3,554	23,170

1	Comprises life linked insurance contracts, linked long-term investment contracts and investment contracts with discretionary participation features.
2	Comprises life non-linked insurance contracts and non-linked long-term investment contracts.
3	Comprises non-life insurance contracts.
4	Comprises solvency and unencumbered assets.
5	Excludes financial assets of insurance underwriting associates, Erisa, S.A. and Ping An Insurance.

     Under linked insurance and investment contracts, premium income less charges levied is invested in unit-linked funds. HSBC manages the financial risk of this product by holding appropriate assets in funds or portfolios to which the liabilities are linked. This generally transfers the financial risk to the policyholder. The assets held to support unit-linked liabilities represent 35.9 per cent of the total financial assets of HSBC’s insurance underwriting subsidiaries at the reporting date.

Market risk
Interest rate risk

HSBC’s insurance underwriting subsidiaries are exposed to interest rate risk when there is a mismatch in terms of duration or yields between the assets and liabilities. Examples of interest rate risk exposure are as follows:

•	lower market interest rates result in lower yields on the assets supporting guaranteed investment returns payable to policyholders; and

•	higher market interest rates result in a reduction of the value of the fixed income securities portfolio which may result in losses if, as a result of an increase of the level of surrenders, the corresponding fixed income securities have to be sold.

     HSBC manages the interest rate risk arising from its insurance underwriting subsidiaries by establishing limits centrally. These govern the sensitivity of the net present values of expected cash flows from subsidiaries’ assets and liabilities to a one basis point parallel upward shift in the discount curve used to calculate values. Adherence to these limits is monitored by local ALCOs.

     Interest rate risk is also assessed by measuring the impact of defined movements in interest yield curves on the profits after tax and net assets of the insurance underwriting subsidiaries. An immediate and permanent movement in interest yield curves as at 31 December 2005 in all territories in which HSBC’s insurance subsidiaries operate would have the following impact on the profit for the year and net assets at that date:

	Profit for
	the year	Net assets
	US$m	US$m

+ 100 basis points shift in
yield curves	(46)	(122)
– 100 basis points shift in
yield curves	63	181

Back to Contents

     The interest rate sensitivities set out above are illustrative only and employ simplified scenarios. They are based on US$8,068 million of interest-bearing securities held by insurance underwriting subsidiaries at 31 December 2005 and US$3,350 million of insurance liabilities under insurance contracts and long-term investment contracts issued. The sensitivities do not incorporate actions that could be taken by management to mitigate the effect of the interest rate movements, nor do they take account of consequential changes in policyholder behaviour.

     The majority of interest rate exposure arises within insurance underwriting subsidiaries in the UK, the US and Hong Kong.

     HSBC’s insurance underwriting subsidiaries are also exposed to the risk that the yield on assets held may fall short of the return guaranteed on certain contracts issued to policyholders. This investment return guarantee risk is managed by matching assets held to liability requirements. In addition, a provision is established when analysis indicates that, over the life of the contracts, the returns from the designated assets may not be adequate to cover the related liabilities.

     The guarantees offered to policyholders in respect of certain insurance products are divided into broad categories as follows:

•	annuities in payment;

•	deferred annuities: these consist of two phases – the savings and investing phase, and the retirement income phase;

•	annual return: the investment return credited to the policyholder every year (referred to as a ‘hard’ guarantee), or the average annual investment return credited to the policyholder over the life of the policy to its maturity or surrender (referred to as a ‘soft’ guarantee) is guaranteed to be no lower than a specified rate;

•	capital: policyholders are guaranteed to receive back no less than the premiums paid less expenses, or a cash payment or series of cash payments whose amounts are at least equal to those defined within the policy; and

•	market performance: policyholders receive an investment return which is guaranteed to be within a prescribed range of average investment returns earned by predetermined market participants on the specified product.

     The table below shows, in respect of each category of guarantee, the total reserves established for guaranteed products, the range of investment returns implied by the guarantees, and the range of current yields of the investment portfolios supporting the guarantees.

		Investment
		returns implied
	Reserve	by guarantee[1]	Current yields
	US$m	%	%

Annuities in payment	1,063	0.0 – 4.2%	4.0 – 13.0%
Deferred annuities	408	0.0 – 6.0%	6.1 – 8.6%
Deferred annuities	674	6.0 – 9.0%	5.7%
Annual return	4,362	0.0 – 3.0%	3.5 – 5.6%
Annual return	581	3.0 – 6.0%	3.5 – 11.5%
Capital	1,168	0.0%	2.9 – 5.6%
Market performance[2]	2,938	n/a	n/a

1	The above table excludes guarantees from associate insurance companies Erisa, S.A. and Ping An Insurance.
2	There is no specific investment return implied by market performance guarantees because the guarantees are expressed as lying within prescribed ranges of average market returns.

     The Group manages the annuities, annual return and capital guarantees by seeking to match the exposure predominantly with bonds which are producing a return at least equal to the investment return implied by the guarantee. Provision is made for any anticipated shortfall, generally calculated by recourse to stress testing of the likely outcomes.

     The main risk arising from these guarantees is reinvestment risk, which arises primarily when the duration of the policy extends beyond the maturity dates of the bonds. Future reinvestment yields may be less than the investment rates implied by the guarantee.

     A certain number of these products have been discontinued to new business; this includes the deferred annuity portfolio in HSBC Finance, where the current portfolio yield is less than the guarantee and highlighted in the above table. For this block of business, a purchase accounting reserve was made at the time of the acquisition of HSBC Finance to mitigate the impact of the disparity in yields. In

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

addition, in the UK there is an annuity portfolio where the risk is fully reinsured.

     For market performance guarantee business in the table above, the Group seeks to match the composition of the investment portfolio with the composition of the average investment portfolio of the other market participants. These are published by the regulator monthly. Reserves have also been established to cover any potential shortfall although, since inception, they have never been called upon.

Equity risk

HSBC manages the equity risk arising from its holdings of equity securities centrally by setting limits on the maximum market value of equities that each insurance underwriting subsidiary may hold. Equity risk is also monitored by estimating the effect of predetermined movements in equity prices on the profit and total net assets of the insurance underwriting subsidiaries.

     The following table illustrates the impact on the aggregated profit for the year and net assets of a reasonably possible 10 per cent variance in equity prices:

	Profit for
	the year	Net assets
	US$m	US$m

10 per cent increase in
equity prices	61	62
10 per cent decrease in
equity prices	(45)	(46)

     These equity sensitivities are illustrative only and employ simplified scenarios. They are based on US$6,753 million of marketable equity securities held by insurance underwriting subsidiaries at 31 December 2005, and US$6,137 million of liabilities under insurance contracts and long-term investment contracts issued. They do not allow for any management actions to mitigate the effects of the equity price decline, nor for any consequential changes, such as in policyholder behaviour, that could accompany such a fall.

Foreign exchange risk

HSBC’s insurance underwriting subsidiaries are exposed to this risk when the assets supporting insurance liabilities are denominated in currencies other than the currencies of the liabilities.

     HSBC manages the foreign exchange risk arising from its insurance underwriting subsidiaries centrally, by establishing limits on the net positions by currency and the total net short position that each insurance subsidiary may hold. The risk is also monitored by tracking the effect of predetermined exchange differences on the total profit and net assets of the insurance underwriting subsidiaries.

     The following table illustrates the impact on the aggregated profit for the year and net assets of a reasonably possible 10 per cent variance in the US dollar exchange rate:

	Profit
	for the	Net
	year	assets
	US$m	US$m

10 per cent increase in
US dollar exchange rate	5	5
10 per cent decrease in
US dollar exchange rate	(5)	(5)

     These sensitivities to movements in the US dollar are for illustrative purposes only and employ simplified scenarios applied to local US dollar positions only. They are based on US$1,444 million of liabilities under insurance contracts and long-term investment contracts and US$1,505 million of assets denominated in US dollars. They do not allow for actions that could be taken by management to mitigate the effect of exchange differences, nor for any consequential changes in policyholder behaviour.

Credit risk

HSBC’s insurance underwriting subsidiaries are exposed to credit risk in respect of their investment portfolios and their reinsurance transactions.

     Local management of HSBC’s underwriting insurance subsidiaries is responsible for the quality and performance of the investment portfolios. Investment guidelines are set at Group level. Local ALCOs set investment parameters appropriate to the local environment within the framework of the Group guidelines and review investment performance and compliance with the guidelines. Assessment of the creditworthiness of issuers and counterparties is based primarily upon internationally recognised credit ratings and other publicly available information. In addition, to reduce the impact of individual entity or industry sector failures, centrally determined issuer and industry sector concentration limits are complied with.

     Investment credit exposures are aggregated and reported to HSBC’s Group Credit and Risk function on a quarterly basis.

Back to Contents

Rating agency designation

The following table presents the analysis of treasury bills, other eligible bills and debt securities within HSBC’s insurance business by rating agency designation at 31 December 2005 based on Standard and Poor’s ratings or equivalent:

	Treasury	Other eligible	Debt
	bills	bills	securities	Total
	US$m	US$m	US$m	US$m

Supporting liabilities under non-linked insurance
contracts
AAA	117	224	3,367	3,708
AA– to AA+	–	223	3,372	3,595
A– to A+	–	–	1,459	1,459
Lower than A–	–	–	382	382
Unrated	–	–	60	60

	117	447	8,640	9,204

Supporting shareholder’s funds
AAA	221	109	892	1,222
AA– to AA+	–	7	606	613
A– to A+	–	–	787	787
Lower than A–	–	–	183	183
Unrated	–	–	7	7

	221	116	2,475	2,812

Total[1]
AAA	338	333	4,259	4,930
AA– to AA+	–	230	3,978	4,208
A– to A+	–	–	2,246	2,246
Lower than A–	–	–	565	565
Unrated	–	–	67	67

	338	563	11,115	12,016

Of which issued by:
– government	338	–	2,224	2,562
– local authorities	–	–	76	76
– corporates	–	–	8,424	8,424
– other	–	563	391	954

Of which classified as:
– trading assets	124	–	153	277
– financial instruments designated at fair value	43	–	2,867	2,910
– available-for-sale securities	171	563	3,109	3,843
– held-to-maturity investments	–	–	4,986	4,986

1	Excludes treasury bills, other eligible bills and debt securities held by insurance underwriting associates Erisa, S.A. and Ping An Insurance.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

     Credit risk also arises when part of the insurance risk incurred by HSBC is assumed by reinsurers. HSBC’s Reinsurance Security Committee establishes the minimum security criteria for acceptable reinsurance and monitors the purchase of reinsurance against these criteria.

     At 31 December 2005, the split of liabilities ceded to reinsurers and outstanding reinsurance recoveries, analysed by Standard and Poor’s reinsurance credit rating data or their equivalent, was as follows:

	Reinsurers’ share of liabilities under
	insurance contracts

	Linked	Non-linked
	insurance	insurance		Reinsurance
	contracts	contracts	Total	debtors
	US$m	US$m	US$m	US$m

AAA	7	61	68	–
AA– to AA	29	735	764	5
A– to A+	8	536	544	27
Lower than A–	25	68	93	2
Unrated	–	76	76	6

Total[1]	69	1,476	1,545	40

1	Excludes reinsurers’ share of liabilities under insurance contracts and reinsurance debtors of insurance underwriting associates Erisa, S.A. and Ping An Insurance.

Liquidity risk

It is an inherent characteristic of almost all insurance contracts that there is uncertainty over the amount and the timing of settlement of claims liabilities that may arise, and this leads to liquidity risk. As part of the management of this exposure, estimates are prepared for most lines of insurance business of cash flows expected to arise from insurance funds at the balance sheet date. The estimates frequently include future renewal premiums and new business cash flows. As indicated by the asset and liability table for insurance business, and the analysis of insurance risk of the Group, a significant proportion of the Group’s non-life insurance business is viewed as very short term, with the settlement of claims expected to occur within one year of the period of risk. There is a greater spread of anticipated duration for the life business where, in a large proportion of cases, the liquidity risk is borne in conjunction with policyholders (wholly in the case of unit-linked business). To ensure adequate cash resources are available to meet short-term requirements that can arise as a consequence of large claims events, the local insurance operations may obtain intra-group borrowing facilities at short notice.

     The following table presents an analysis of the remaining contractual maturity of the long-term investment contract liabilities at 31 December 2005:

	Liabilities under investment contracts issued by
	insurance underwriting subsidiaries[1]

	Linked	Non-linked
	investment	investment
	contracts	contracts
	designated	designated
	at fair value	at fair value	Total
	US$m	US$m	US$m

Remaining contractual maturity:
– due within 1 year	118	11	129
– due between 1 and 5 years	1,043	185	1,228
– due between 5 and 10 years	683	–	683
– due after 10 years	2,431	–	2,431
– undated[2]	2,881	3,093	5,974

	7,156	3,289	10,445

1	Excludes investment contracts issued by insurance underwriting associates Erisa, S.A. and Ping An Insurance.
2	In most cases, policyholders have the option to terminate their contracts at any time and receive the surrender values of their policies. These may be significantly lower than the amounts shown above.

Back to Contents

Capital management and allocation

(Forms part of the audited financial statements except where stated)

Capital measurement and allocation

The Financial Services Authority (‘FSA’) supervises HSBC on a consolidated basis and, as such, receives information on the capital adequacy of, and sets capital requirements for, HSBC as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities. Since 1988, when the governors of the Group of Ten central banks agreed to guidelines for the international convergence of capital measurement and standards, the banking supervisors of HSBC’s major banking subsidiaries have exercised capital adequacy supervision within a broadly similar framework.

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

     HSBC’s capital is divided into two tiers:

•	Tier 1 capital comprises shareholders’ funds, innovative tier 1 securities and minority interests in tier 1 capital, after adjusting for items reflected in shareholders’ funds which are treated differently for the purposes of capital adequacy. The book values of goodwill and intangible assets are deducted in arriving at tier 1 capital.

•	Tier 2 capital comprises qualifying subordinated loan capital, collective impairment allowances (previously, general provisions), minority and other interests in tier 2 capital and unrealised gains arising on the fair valuation of equity instruments held as available-for-sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

     Various limits are applied to elements of the capital base. The amount of innovative tier 1 securities cannot exceed 15 per cent of overall tier 1 capital, qualifying tier 2 capital cannot exceed tier 1 capital, and qualifying term subordinated loan capital may not exceed 50 per cent of tier 1 capital. There are also limitations on the amount of collective impairment allowances which may be included as part of tier 2 capital. From the total of tier 1 and tier 2 capital are deducted the carrying amounts of unconsolidated investments, investments in the capital of banks, and certain regulatory items.

     Banking operations are categorised as either trading book or banking book and risk-weighted assets are determined accordingly. Banking book risk-weighted assets are measured by means of a hierarchy of risk weightings classified according to the nature of each asset and counterparty, taking into account any eligible collateral or guarantees. Banking book off-balance sheet items giving rise to credit, foreign exchange or interest rate risk are assigned weights appropriate to the category of the counterparty, taking into account any eligible collateral or guarantees. Trading book risk-weighted assets are determined by taking into account market-related risks such as foreign exchange, interest rate and equity position risks, and counterparty risk.

Effect of IFRSs

In October 2004, the FSA published a consultation paper CP04/17 ‘Implications of a changing accounting framework’. This was followed in April 2005 with a policy statement with the same title, PS05/5. These papers set out the FSA’s approach to assessing banks’ capital adequacy after implementation of IFRSs. PS05/5 took effect on publication.

     Under the new policy, there have been changes to the measurement of banks’ capital adequacy, the most significant of which for HSBC are set out below.

•	The capital treatment for collective impairment allowances is the same as previously applied to general provisions, that is they are included in tier 2 capital. This had a positive impact on HSBC’s total capital ratio as the amount of collective impairment allowances exceeds the amount of the previous general provisions.

•	The effect of recognising defined benefit pension plan deficits on the balance sheet will be reversed for regulatory reporting. However, whereas previously banks deducted from capital prepayments to pension plans, they must now deduct from capital their best estimate of the additional funding that they expect to pay into the plans over the following five years to reduce the defined benefit liability. This estimate is arrived at in conjunction with the plans’ actuaries and/or trustees.

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

•	Under IFRSs, dividends are not recognised as a liability on the balance sheet until they are declared. This gives rise to an increase in shareholders’ funds at the balance sheet date compared with the previous accounting, which is reversed when the relevant dividend is subsequently declared. Banks reflect the benefit of this increase in their regulatory capital until the dividend declaration, in line with the accounting treatment.

•	Unrealised gains on available-for-sale equities held are included as part of tier 2 capital; previously these were not recognised.

     The FSA plan to review certain elements of this policy in mid-2007. In addition, in January 2006, the FSA published a consultation paper, CP06/1, which set out proposed amendments to the handbook, on which comments are due in March 2006. These proposals are not expected to have a significant impact for HSBC.

Future developments

The Basel Committee on Banking Supervision (‘the Basel Committee’) has published a new framework for calculating minimum capital requirements. Known as ‘Basel II’, it will replace the 1988 Basel Capital Accord. Basel II is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The supervisory objectives for Basel II are to promote safety and soundness in the financial system and maintain at least the current overall level of capital in the system; enhance competitive equality; constitute a more comprehensive approach to addressing risks; and focus on internationally active banks.

     With respect to pillar one minimum capital requirements, Basel II provides three approaches, of increasing sophistication, to the calculation of credit risk regulatory capital. The most basic one, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties, and group other counterparties into broad categories and apply standardised risk weightings to these categories. In the next level, the internal ratings-based foundation approach allows banks to calculate their credit risk regulatory capital requirement on the basis of their internal assessment of the probability that a counterparty will default, but with quantification of exposure and loss estimates being subject to standard supervisory formulae. Finally, the internal ratings-based advanced approach will allow banks to use their own internal assessment of not only the probability of default but also the quantification of exposure at default and loss given default.

     Basel II also introduces capital requirements for operational risk and, again, three levels of sophistication are proposed. The capital required under the basic indicator approach will be a simple percentage of gross revenues: under the standardised approach it will be one of three different percentages of gross revenues applicable to each of eight business lines, and under advanced measurement approaches it will be an amount determined using banks’ own statistical analysis of operational risk data.

     The EU Capital Requirements Directive (‘CRD’) recast the Banking Consolidation Directive and the Capital Adequacy Directive and will be the means by which Basel II will be implemented in the EU. The CRD was approved by the European Parliament in September 2005 and the European Parliament’s amendments were subsequently endorsed by EU Finance Ministers on 12 October 2005. The CRD is expected to be published in its final form in the spring of 2006. It requires EU Member States to bring implementing provisions into force on 1 January 2007, although in the case of the provisions relating to the implementation of the internal ratings-based advanced approach to credit risk and the advanced measurement approach to operational risk, implementation may be delayed until 1 January 2008.

     In January 2005, the FSA published a consultation paper, CP05/3 ‘Strengthening capital standards’, setting out proposals for implementing the recast EU Directives. The FSA proposed that the new requirements should take effect from 1 January 2007, except that firms may elect to continue applying the existing capital adequacy framework until 1 January 2008. A further FSA consultation paper, CP06/3 ‘Strengthening Capital Standards 2’, was published in February 2006 setting out the FSA’s latest proposals for implementing the CRD in the UK, together with the draft FSA Handbook text.

     HSBC continues to participate actively in industry consultations surrounding the development and implementation of Basel II and the recast EU Directives, and fully supports the more risk-sensitive regulatory capital framework proposed to replace the original 1988 Basel Capital Accord. The application of Basel II across HSBC’s geographically diverse businesses, which operate in a large number of different regulatory environments, represents a significant logistical and technological challenge, and an extensive programme of implementation projects is currently in progress. Basel II permits

Back to Contents

local discretion in a number of areas for determination by local regulators. The extent to which requirements will diverge, coupled with how the FSA, HSBC’s home regulator, and the local host regulators in the other countries in which HSBC operates interact will be key factors in completing implementation of Basel II. In view of this ongoing uncertainty, it remains premature to establish with precision the effect of Basel II on HSBC’s capital ratios or how the competitive landscape will change. One example of regulatory uncertainty relates to the US, where banking supervisory authorities have yet to produce draft rules (termed Notice of Proposed Rulemaking). They are now expected to be published in the first half of 2006. The US authorities have decided to apply the advanced credit and operational risk methodologies of Basel II only to the largest US banks and holding companies, although other banks may decide to opt in. HSBC North America Holdings Inc. (HSBC’s highest level US bank holding company in the US, which holds all HSBC’s major US operating subsidiaries and HSBC Canada) has been mandated to comply with these rules. For smaller US banks, the US banking authorities are considering applying an updated version of the existing Basel I rules (dubbed Basel Ia). The Basel Ia rules may also be used in the determination of Basel II capital floors during the transition period (2009-11).

Capital management

It is HSBC’s policy to maintain a strong capital base to support the development of its business. HSBC seeks to maintain a prudent balance between the different components of its capital and, in HSBC Holdings, between the composition of its capital and that of its investment in subsidiaries. This is achieved by each subsidiary managing its own capital within the context of an approved annual plan which determines the optimal amount and mix of capital required to support planned business growth and meet Group and local regulatory capital requirements and, in the case of HSBC Finance, its ratings targets. Capital generated in excess of planned requirements is returned to HSBC Holdings, normally by way of dividends, and represents a source of strength for HSBC.

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

Source and application of tier 1 capital (Unaudited information)

	2005	2004
	US$m	US$m

Movement in tier 1 capital
At 1 January	67,259	54,863
Consolidated profits attributable to shareholders of the parent company	15,081	11,840
Add back: goodwill amortisation	–	1,818
Dividends	(7,750)	(7,301)
Add back: shares issued in lieu of dividends	1,811	2,607
Increase in goodwill and intangible assets deducted	(1,631)	(3,088)
Preference shares issued	1,405	–
Ordinary shares issued	690	581
Innovative tier 1 capital issued	–	1,983
Other (including exchange differences)	(2,462)	3,956

At 31 December	74,403	67,259

Movement in risk-weighted assets
At 1 January	759,210	618,662
Movements	67,954	140,548

At 31 December	827,164	759,210

Back to Contents

H S B C   H O L D I N G S   P L C

Financial Review (continued)

Capital structure (Unaudited information)

	2005	2004
	US$m	US$m
Composition of regulatory capital
Tier 1 capital
Shareholders’ funds	92,432	86,623
Minority interests and preference shares	6,741	4,253
Innovative tier 1 securities	9,383	10,077
Less :
Goodwill capitalised and intangible assets	(32,821)	(31,190)
Other regulatory adjustments[1]	(1,332)	(2,504)

Total qualifying tier 1 capital	74,403	67,259

Tier 2 capital
Reserves arising from revaluation of property and unrealised gains on
available-for-sale equities	1,593	2,660
Collective impairment allowances	8,749	–
General provisions	–	2,624
Perpetual subordinated debt	3,640	3,670
Term subordinated debt	24,519	21,373
Minority and other interests in tier 2 capital	425	519

Total qualifying tier 2 capital	38,926	30,846

Unconsolidated investments	(6,437)	(6,361)
Investments in other banks	(1,147)	(799)
Other deductions	(296)	(165)

Total regulatory capital	105,449	90,780

Risk-weighted assets
Banking book	762,037	705,302
Trading book	65,127	53,908

Total	827,164	759,210

Risk-weighted assets were included in the totals above in respect of:
– contingent liabilities	43,333	41,264
– commitments	51,288	47,541

Capital ratios	%	%
Total capital	12.8	12.0
Tier 1 capital	9.0	8.9

1	Other regulatory adjustments mainly arise from the implementation of IFRSs in conjunction with the FSA’s policy statement PS05/5.

The above figures were computed in accordance with the EU Banking Consolidation Directive and the FSA policy statement PS05/5. The comparative figures at 31 December 2004 have not been restated to reflect the implementation of IFRSs and PS05/5. HSBC complied with the FSA’s capital adequacy requirements throughout 2005 and 2004.

     Tier 1 capital increased by US$7.1 billion. Retained profits contributed US$7.3 billion, shares issued in lieu of dividends, together with preference shares issued, contributed US$3.2 billion and other movements, including net other IFRS transitional adjustments, added US$0.8 billion. These increases were partly offset by reductions due to exchange differences of US$4.2 billion.

     The increase of US$8 billion in tier 2 capital mainly reflects collective impairment allowances becoming eligible for inclusion in capital in place of general provisions.

     Total risk-weighted assets increased by US$68 billion, or 9 per cent. The increase mainly reflects growth in the loan book and trading positions. At constant currency, risk-weighted asset growth was 13 per cent.

Back to Content

Risk-weighted assets by principal subsidiary
(Unaudited information)

In order to give an indication of how HSBC’s capital is deployed, the table below analyses the disposition of risk-weighted assets by principal subsidiary. The risk-weighted assets are calculated using FSA rules and exclude intra-HSBC items.

	2005	2004
	US$m	US$m
Risk-weighted assets
Hang Seng Bank	45,525	37,918
The Hongkong and Shanghai Banking Corporation and other subsidiaries	123,906	119,595
The Hongkong and Shanghai Banking Corporation	169,431	157,513
HSBC Private Banking Holdings (Suisse)	21,224	19,815
HSBC France	54,684	54,569
HSBC Bank and other subsidiaries	221,355	220,824
HSBC Bank	297,263	295,208
HSBC Finance	129,282	110,744
HSBC Bank Canada	30,275	26,127
HSBC Bank USA and other subsidiaries	123,829	108,577
HSBC North America	283,386	245,448
HSBC Mexico	13,166	8,750
HSBC Bank Middle East	14,682	10,088
HSBC Bank Malaysia	5,991	5,472
HSBC South American operations	15,736	9,743
Bank of Bermuda	4,195	4,107
HSBC Holdings sub-group	780	1,380
Other	22,534	21,501

	827,164	759,210

Back to Contents

H S B C   H O L D I N G S   P L C

Other Information

Loan maturity and interest sensitivity analysis

At 31 December 2005, the geographical analysis of loan maturity and interest sensitivity by loan type on a contractual repayment basis was as follows:

			Rest
		Hong	of Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Maturity of 1 year or less

Loans and advances to banks	43,254	42,684	18,898	11,293	5,265	121,394

Commercial loans to customers Commercial, industrial and international trade	54,243	11,155	17,478	6,759	2,229	91,864
Real estate and other property related	12,884	6,189	3,814	5,472	218	28,577
Non-bank financial institutions	32,287	1,588	1,606	8,655	109	44,245
Governments	782	116	1,439	253	55	2,645
Other commercial	27,223	1,942	4,700	6,240	855	40,960

	127,419	20,990	29,037	27,379	3,466	208,291
Hong Kong Government Home Ownership Scheme	–	489	–	–	–	489
Residential mortgages and other personal loans	30,066	10,685	9,538	49,629	3,827	103,745

Loans and advances to customers	157,485	32,164	38,575	77,008	7,293	312,525

	200,739	74,848	57,472	88,301	12,558	433,918

Maturity after 1 year but within 5 years
Loans and advances to banks	750	67	266	124	17	1,224

Commercial loans to customers Commercial, industrial and international trade	13,558	5,192	3,335	5,128	655	27,868
Real estate and other property related	9,180	9,036	3,734	7,651	57	29,658
Non-bank financial institutions	1,726	348	558	1,480	18	4,130
Governments	363	186	472	2,647	163	3,831
Other commercial	6,984	3,532	2,253	1,536	317	14,622

	31,811	18,294	10,352	18,442	1,210	80,109

Hong Kong Government Home Ownership Scheme	–	1,564	–	–	–	1,564
Residential mortgages and other personal loans .	34,043	6,836	7,535	50,515	1,268	100,197

Loans and advances to customers	65,854	26,694	17,887	68,957	2,478	181,870

	66,604	26,761	18,153	69,081	2,495	183,094

Interest rate sensitivity of loans and advances to banks and commercial loans to customers:
Fixed interest rate	6,991	69	3,070	3,791	430	14,351
Variable interest rate	25,570	18,292	7,548	14,775	797	66,982

	32,561	18,361	10,618	18,566	1,227	81,333

Maturity after 5 years
Loans and advances to banks	364	–	396	2,596	–	3,356

Commercial loans to customers
Commercial, industrial and international trade	8,886	389	473	1,312	10	11,070
Real estate and other property related	7,610	3,479	959	3,725	3	15,776
Non-bank financial institutions	1,292	30	38	296	1	1,657
Governments	676	1	236	602	227	1,742
Other commercial	8,739	1,953	938	600	8	12,238

	27,203	5,852	2,644	6,535	249	42,483

Hong Kong Government Home Ownership Scheme	–	2,627	–	–	–	2,627
Residential mortgages and other personal loans	65,486	16,269	11,746	118,270	83	211,854

Loans and advances to customers	92,689	24,748	14,390	124,805	332	256,964

	93,053	24,748	14,786	127,401	332	260,320

Interest rate sensitivity of loans and advances to banks and commercial loans to customers
Fixed interest rate	6,633	30	927	1,673	11	9,274
Variable interest rate	20,934	5,822	2,113	7,458	238	36,565

	27,567	5,852	3,040	9,131	249	45,839

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

Year ended 31 December

2005		2004			2003

Average	Average	Average	Average		Average	Average
balance	rate	balance	rate		balance	rate
US$m	%	US$m	%		US$m	%
				Deposits by banks

				Europe
14,252	–	14,746	–	Demand and other – non-interest bearing	9,895	–
9,418	4.5	9,237	1.5	Demand – interest bearing	6,418	3.3
28,021	3.9	22,029	2.8	Time	17,877	1.9
16,111	4.9	22,870	2.5	Other	13,828	2.5

67,802		68,882			48,018

				Hong Kong
2,054	–	1,752	–	Demand and other – non-interest bearing	1,253	–
3,104	3.5	2,484	1.2	Demand – interest bearing	2,059	1.0
2,012	3.2	1,016	1.6	Time	450	1.1
218	2.3	416	1.7	Other	110	5.5

7,388		5,668			3,872

				Rest of Asia-Pacific
2,164	–	1,641	–	Demand and other – non-interest bearing	1,438	–
1,442	1.9	1,013	2.3	Demand – interest bearing	737	1.8
4,375	4.3	4,410	3.1	Time	3,055	3.6
761	5.4	1,146	2.7	Other	664	1.7

8,742		8,210			5,894

				North America
1,344	–	1,948	–	Demand and other – non-interest bearing	1,442	–
3,647	3.6	3,098	1.4	Demand – interest bearing	3,161	0.7
3,886	6.3	3,176	3.3	Time	3,151	2.9
40	47.5	4,480	1.8	Other	2,526	1.2

8,917		12,702			10,280

				South America
39	–	13	–	Demand and other – non-interest bearing	17	–
117	7.7	148	6.8	Demand – interest bearing	181	8.3
330	5.5	238	6.3	Time	273	12.8
1,073	10.2	703	5.7	Other	299	19.1

1,559		1,102		Total	770

19,853	–	20,100	–	Demand and other – non-interest bearing	14,045	–
17,728	4.0	15,980	1.5	Demand – interest bearing	12,556	2.2
38,624	4.1	30,869	2.9	Time	24,806	2.3
18,203	5.3	29,615	2.4	Other	17,427	2.6

94,408		96,564			68,834

Back to Contents

H S B C   H O L D I N G S   P L C

Other Information (continued)

Year ended 31 December					Year ended

2005		2004			31 December 2003

Average	Average	Average	Average		Average	Average
balance	rate	balance	rate		balance	rate
US$m	%	US$m	%		US$m	%
				Customer accounts
				Europe
28,501	–	37,184	–	Demand and other – non-interest bearing	30,667	–
146,484	2.4	128,249	2.0	Demand – interest bearing	101,189	1.8
46,248	3.3	37,846	2.5	Savings	33,876	2.3
48,201	3.9	47,941	3.1	Time	41,010	2.8
10,967	4.2	15,167	2.2	Other	9,696	3.6

280,401		266,387			216,438

				Hong Kong
13,365	–	13,508	–	Demand and other – non-interest bearing	8,829	–
91,723	0.9	94,629	0.1	Demand – interest bearing	74,818	0.1
50,281	2.4	46,817	1.0	Savings	58,646	0.9
14,054	2.7	12,015	1.6	Time	10,101	1.4
15	(26.7)	106	4.7	Other	379	1.3

169,438		167,075			152,773

				Rest of Asia-Pacific
11,825	–	8,592	–	Demand and other – non-interest bearing	6,467	–
27,721	1.7	24,480	1.2	Demand – interest bearing	18,483	1.1
31,584	3.3	27,171	2.9	Savings	25,685	2.7
10,484	3.5	7,597	2.1	Time	6,105	1.6
1,895	3.9	2,866	1.2	Other	2,304	1.2

83,509		70,706			59,044

				North America
17,084	–	21,508	–	Demand and other – non-interest bearing	21,364	–
17,788	1.6	16,395	1.0	Demand – interest bearing	11,648	1.3
53,328	1.7	52,919	1.3	Savings	48,295	1.2
23,945	3.8	13,971	2.3	Time	6,652	3.3
2,534	4.5	16,989	2.7	Other	11,672	3.3

114,679		121,782			99,631

				South America
2,126	–	1,428	–	Demand and other – non-interest bearing	1,192	–
276	2.5	308	1.6	Demand – interest bearing	207	1.9
10,110	16.3	5,976	13.5	Savings	4,271	18.1
343	5.2	269	0.4	Time	157	–
1,444	17.3	411	16.3	Other	246	18.3

14,299		8,392			6,073

				Total
72,901	–	82,220	–	Demand and other – non-interest bearing	68,519	–
283,992	1.8	264,061	1.2	Demand – interest bearing	206,345	1.1
191,551	3.3	170,729	2.2	Savings	170,773	2.0
97,027	3.7	81,793	2.6	Time	64,025	2.5
16,855	5.3	35,539	2.5	Other	24,297	3.3

662,326		634,342			533,959

				CDs and other money market instruments
27,778	5.8	24,684	2.6	Europe	11,156	2.8
1,599	3.1	10,031	3.3	Hong Kong	9,656	3.6
7,467	6.2	6,804	4.4	Rest of Asia-Pacific	4,906	4.1
24,150	3.7	20,790	2.1	North America	14,309	2.4
73	17.8	102	14.7	South America	63	19.0

61,067	5.0	62,411	2.9		40,090	3.0

Back to Contents

Certificates of deposit and other time deposits

At 31 December 2005, the maturity analysis of certificates of deposit and other wholesale time deposits, by remaining maturity, was as follows:

		After 3 months	After 6 months
	3 months	but within	but within	After
	or less	6 months	12 months	12 months	Total
	US$m	US$m	US$m	US$m	US$m
Europe
Certificates of deposit	12,713	1,581	325	3	14,622
Time deposits:
– banks	12,192	5,012	1,497	1,630	20,331
– customers	39,800	3,652	1,495	4,496	49,443

	64,705	10,245	3,317	6,129	84,396

Hong Kong
Certificates of deposit	340	988	1,178	9,598	12,104
Time deposits:
– banks	889	5	7	37	938
– customers	13,438	330	353	1,335	15,456

	14,667	1,323	1,538	10,970	28,498

Rest of Asia-Pacific
Certificates of deposit	4,251	894	1,031	498	6,674
Time deposits:
– banks	2,923	299	397	284	3,903
– customers	9,408	1,321	79	1,426	12,234

	16,582	2,514	1,507	2,208	22,811

North America
Certificates of deposit	5,114	49	15	–	5,178
Time deposits:
– banks	2,490	611	552	212	3,865
– customers	15,713	3,797	1,803	4,537	25,850

	23,317	4,457	2,370	4,749	34,893

South America
Certificates of deposit	–	–	–	56	56
Time deposits:
– banks	160	83	71	1	315
– customers	312	10	37	21	380

Total	472	93	108	78	751

Certificates of deposit	22,418	3,512	2,549	10,155	38,634
Time deposits:
– banks	18,654	6,010	2,524	2,164	29,352
– customers	78,671	9,110	3,767	11,815	103,363

	119,743	18,632	8,840	24,134	171,349

The geographical analysis of deposits is based on the location of the office in which the deposits are recorded and excludes balances with HSBC companies. The majority of certificates of deposit and time deposits are in amounts of US$100,000 and over or the equivalent in other currencies.

Back to Contents

H S B C   H O L D I N G S   P L C

Other information (continued)

Short-term borrowings

HSBC includes short-term borrowings within customer accounts, deposits by banks and debt securities in issue and does not show short-term borrowings separately on the balance sheet. Short-term borrowings are defined by the US Securities and Exchange Commission (‘SEC’) as Federal funds purchased and securities sold under agreements to repurchase, commercial paper and other short-term borrowings. HSBC’s only significant short-term borrowings are securities sold under agreements to repurchase and certain debt securities in issue. Additional information on these is provided in the tables below.

Year ended 31 December

2005	2004		2003
US$m	US$m		US$m
		Securities sold under agreements to repurchase
75,745	43,726	Outstanding at 31 December	27,427
74,143	46,229	Average amount outstanding during the year	25,883
78,590	53,188	Maximum quarter-end balance outstanding during the year	30,938
3.6%	2.7%	Weighted average interest rate during the year	2.0%
4.0%	2.9%	Weighted average interest rate at the year-end	1.9%

		Short term bonds
40,642	36,085	Outstanding at 31 December	29,979
31,908	29,238	Average amount outstanding during the year	17,445
40,642	36,085	Maximum quarter-end balance outstanding during the year	29,979
4.6%	2.8%	Weighted average interest rate during the year	2.5%
3.7%	2.5%	Weighted average interest rate at the year-end	2.5%

Off-balance sheet arrangements

HSBC enters into certain off-balance sheet arrangements with customers in the ordinary course of business, as described below.

(i)	Financial guarantees, letters of credit and similar undertakings

Note 40 on the Financial Statements on page 327 describes various types of guarantees and discloses the maximum potential future payments under such arrangements. Credit risk associated with all forms of guarantees is assessed in the same manner as for on-balance sheet credit advances and, where necessary, provisions for assessed impairment are included in ‘Other provisions’.

(ii)	Commitments to lend

Undrawn credit lines are disclosed in Note 40 on the Financial Statements on page 327. The majority by value of undrawn credit lines arise from ‘open to buy’ lines on personal credit cards, cheques issued to potential customers offering them a pre-approved loan, advised overdraft limits, and mortgage offers awaiting customer acceptance. HSBC generally has the right to change or terminate any conditions of a personal customer’s overdraft, credit card or other credit line upon notification to the customer. In respect of corporate commitments to lend, in most contracts HSBC’s position will be protected through restrictions on access to funding in the event of material adverse change.

(iii)	Credit derivatives

HSBC uses credit derivatives through its principal dealing operations, acting as a principal counterparty to a broad range of users, structuring deals to produce risk management products for its customers, or making markets in certain products. Risk is typically controlled through entering into offsetting credit derivative contracts with other counterparties.

HSBC manages the credit risk arising on buying and selling credit derivative protection by including the exposure to any credit risk that arises from such transactions within its overall credit limits structure to the relevant counterparty. The trading of credit derivatives is restricted to a small number of offices within the major centres which in management’s view have the control infrastructure and market skills to manage effectively the credit risk inherent in the products.

Credit derivatives are also used for the management of credit risk in the Group’s loan portfolio. HSBC’s use of credit derivatives in this manner is not significant, however.

Back to Contents

The following table presents the notional amounts of credit derivatives protection bought and sold by HSBC:

	Notional amount of protection

	Bought	Sold
	US$m	US$m

At 31 December 2005	249,347	262,393
At 31 December 2004	93,750	102,321

The mismatch between these notional amounts is attributable to HSBC selling protection on large, diversified, predominantly investment grade portfolios (including the most senior tranches) and then hedging these positions by buying protection on the more subordinated tranches of the same portfolios. In addition, HSBC uses securities to hedge certain derivative positions. Consequently, while there is a mismatch in notional amounts of credit derivatives, the risk positions are largely matched.

(iv)	Special purpose and variable interest entities

HSBC predominantly uses special purpose entities ('SPE'), or variable interest entities ('VIE'), to securitise loans and advances it has originated where this source of funding is cost effective. Such loans and advances generally remain on the balance sheet under IFRSs.

HSBC also administers SPEs that have been established for the purpose of providing alternative sources of financing to HSBC’s customers. Such arrangements also enable HSBC to provide tailored investment opportunities for investors. These SPEs, commonly referred to as asset-backed or multi-seller conduits, purchase interests in a diversified pool of receivables from customers or in the market using finance provided by a third party. The cash flows received by SPEs on pools of receivables are used to service the finance provided by investors. HSBC administers this arrangement, which facilitates diversification of funding sources and the tranching of credit risk. HSBC also typically provides part of the liquidity facilities to the entities, together with secondary credit enhancement.

HSBC also has relationships with SPEs which offer management of investment funds, provide finance to public and private sector infrastructure projects, and facilitate capital funding through the issue of preference shares via partnerships.

All SPEs used by HSBC are authorised centrally upon initial establishment to ensure appropriate purpose and governance. The activities of SPEs administered by HSBC are closely monitored by senior management. The use of SPEs is not a significant part of HSBC’s activities and HSBC is not reliant on the use of SPEs for any material part of its business operations or profitability. For a further discussion of HSBC’s involvement with SPEs and the accounting treatments under IFRSs and US GAAP, see Note 47(j) on the Financial Statements on page 398.

Contractual obligations

The table below provides details of HSBC’s material contractual obligations as at 31 December 2005.

	Payments due by period

		Less than		More than
	Total	1 year	1–5 years	5 years
	US$m	US$m	US$m	US$m

Long-term debt obligations	252,008	107,741	104,285	39,982
Term deposits and certificates of deposit	171,349	147,215	24,134	–
Capital (finance) lease obligations	639	25	54	560
Operating lease obligations	3,950	744	1,754	1,452
Purchase obligations	1,218	922	296	–
Short positions in debt securities and equity shares	66,696	55,491	3,687	7,518
Pension obligations	4,050	390	1,440	2,220

	499,910	312,528	135,650	51,732

Back to Contents

H S B C H O L D I N G S P L C

Other information (continued)

Disclosure controls

The Group Chairman and Group Finance Director, with the assistance of other members of management, carried out an evaluation of the effectiveness of the design and operation of HSBC Holdings’ disclosure controls and procedures as of 31 December 2005. Based upon that evaluation, the Group Chairman and Group Finance Director concluded that HSBC’s disclosure controls and procedures as of 31 December 2005 were effective to provide reasonable assurance that information required to be disclosed in the reports which the company files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

     There has been no change in HSBC Holdings’ internal control over financial reporting during the year ended 31 December 2005 that has materially affected, or is reasonably likely to materially affect, HSBC Holdings’ internal control over financial reporting.

Board of Directors and Senior Management

Directors

Sir John Bond, Group Chairman
(retiring on 26 May 2006)

Age 64. An executive Director since 1990; Group Chief Executive from 1993 to 1998. Joined HSBC in 1961; a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, having been an executive Director from 1988 to 1992. A Director of HSBC North America Holdings Inc. A Director of HSBC Bank plc from 1993 to 1997 and Chairman from 1998 to 2004. A non-executive Director of Ford Motor Company and of Vodafone Group Plc. Chairman of the Mayor of Shanghai’s International Business Leaders’ Advisory Council.

*	The Baroness Dunn, DBE, Deputy Chairman and senior non-executive Director

Age 66. An executive Director of John Swire & Sons Limited and a Director of Swire Pacific Limited. A non-executive Director since 1990 and a non-executive Deputy Chairman since 1992. A member of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation

Limited from 1981 to 1996. A member of the Asia Task Force. A former Senior Member of the Hong Kong Executive Council and Legislative Council.

†	Sir Brian Moffat, OBE, Deputy Chairman and senior independent non-executive Director

Age 67. Former Chairman of Corus Group plc. A non- executive Director since 1998 and a non-executive Deputy Chairman since 2001. Chairman of the Group Audit Committee and of the Nomination Committee. A member of the Court of the Bank of England. A non- executive Director of Macsteel Global BV.

S K Green, Group Chief Executive,
(Group Chairman designate)

Age 57. An executive Director since 1998. Executive Director, Corporate, Investment Banking and Markets from 1998 to 2003. Joined HSBC in 1982. Group Treasurer from 1992 to 1998. Chairman of HSBC Bank plc, HSBC Bank Middle East Limited, HSBC Bank USA, N.A., HSBC Group Investment Businesses Limited, HSBC Private Banking Holdings (Suisse) A., and HSBC USA Inc. A Director of The Bank of Bermuda Limited, HSBC France, The Hongkong and Shanghai Banking Corporation Limited, Grupo

Back to Contents

Financiero HSBC, S.A. de C.V., HSBC North America Holdings Inc. and HSBC Trinkaus & Burkhardt KGaA.

A W Jebson, Group Chief Operating Officer
(retiring on 26 May 2006)

Age 56. An executive Director since 2000. Group IT Director from 2000 to 2003. Group General Manager, Information Technology from 1996 to 2000. Joined HSBC in 1978. A Director of HSBC Finance Corporation.

†	The Rt Hon the Lord Butler of Brockwell, KG, GCB, CVO

Age 68. Master, University College, Oxford. A non- executive Director since 1998. Chairman of the Corporate Social Responsibility Committee, a member of the Nomination Committee and Chairman of the HSBC Education Trust. A non-executive Director of Imperial Chemical Industries plc. A member of the International Advisory Board of Marsh McLennan Inc. Chaired the UK Government Review of Intelligence on Weapons of Mass Destruction. Secretary of the Cabinet and Head of the Home Civil Service in the United Kingdom from 1988 to 1998.

†	R K F Ch’ien, CBE

Age 54. Chairman of CDC Corporation and of its subsidiary, China.com Inc. A non-executive Director since 1998. A member of the Group Audit Committee. Non-executive Chairman of HSBC Private Equity (Asia) Limited and a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1997. Non-executive Chairman of MTR Corporation Limited and a non-executive Director of Convenience Retail Asia Limited, Inchcape plc, VTech Holdings Limited and The Wharf (Holdings) Limited.

†	J D Coombe

Age 60. Former executive Director and Chief Financial Officer of GlaxoSmithKline plc. A non-executive Director since 1 March 2005. A member of the Group Audit Committee since 1 July 2005. Appointed a member of the Remuneration Committee with effect from 1 June 2006. A non-executive Director of the Supervisory Board of Siemens AG and a non- executive Director of GUS plc. A member of The Code Committee of the Panel on Takeovers and Mergers. A trustee of the Royal Academy Trust. A former Chairman of The Hundred Group of Finance Directors and a former member of the Accounting Standards Board.

†	R A Fairhead

Age 44. Finance Director of Pearson plc. A non-
executive Director since March 2004. A member of the Group Audit Committee. A non-executive Director of The Economist Newspaper Limited. Former Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc.

DJ Flint, Group Finance Director

Age 50. Joined HSBC as an executive Director in 1995. A Director of HSBC Bank Malaysia Berhad. Chaired the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control. Served on the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board from 2001 to 2004. A non-executive Director of BP p.l.c. since 1 January 2005. A former partner in KPMG.

†	W K L Fung, OBE

Age 57. Group Managing Director of Li & Fung Limited. A non-executive Director since 1998. A member of the Corporate Social Responsibility Committee and of the Remuneration Committee. Deputy Chairman and non-executive Director of The Hongkong and Shanghai Banking Corporation Limited. A non-executive Director of Bank of Communications Limited. Former Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters’ Association and the Hong Kong Committee for the Pacific Economic Co-operation Council.

F Geoghegan, CBE, Deputy Chairman, HSBC Bank plc. (Group Chief Executive designate)

Age 52. An executive Director since March 2004. Joined HSBC in 1973. A Director and, since 6 March 2006, Deputy Chairman of HSBC Bank plc. A Director of HSBC France and HSBC Private Banking Holdings (Suisse) S.A. President of HSBC Bank Brasil S.A.- Banco Múltiplo from 1997 to 2003 and responsible for all of HSBC’s business throughout South America from 2000 to 2003. Chief Executive of HSBC Bank plc from January 2004 to 6 March 2006. A non-executive Director and Chairman of Young Enterprise.

†	S Hintze

Age 61. Former Chief Operating Officer of Barilla P.A. A non-executive Director since 2001. A member of the Corporate Social Responsibility Committee and of the Remuneration Committee. A non-executive Director of Premier Foods plc and the Society of Genealogists, a registered charity. A former Senior Vice President of Nestlé S.A. With Mars Incorporated from 1972 to 1993, latterly as Executive Vice President of M&M/Mars in New Jersey. A former non-executive Director of Safeway plc.

Back to Contents

H S B C H O L D I N G S P L C

Board of Directors and Senior Management (continued)

†	J W J Hughes-Hallett

Age 56. Chairman of John Swire & Sons Limited. A non-executive Director since 1 March 2005. Appointed a member of the Group Audit Committee with effect from 1 June 2006. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1999 to 2004. A non-executive Director and formerly Chairman of Cathay Pacific Airways Limited and Swire Pacific Limited. A trustee of the Dulwich Picture Gallery, the Hong Kong Maritime Museum and the Esmée Fairbairn Foundation.

†	Sir John Kemp-Welch (retiring on 26 May 2006)

Age 69. Former Joint Senior Partner of Cazenove & Co and former Chairman of the London Stock Exchange. A non-executive Director since 2000. A member of the Group Audit Committee and of the Remuneration Committee. A Deputy Chairman of the Financial Reporting Council and a member of the Panel on Takeovers and Mergers from 1994 to 2000.

†	Sir Mark Moody-Stuart, KCMG

Age 65. Chairman of Anglo American plc. A non- executive Director since 2001. Chairman of the Remuneration Committee and a member of the Corporate Social Responsibility Committee. A non- executive Director of Accenture Limited, a Governor of Nuffield Hospitals, President of the Liverpool School of Tropical Medicine and Chairman of the Global Business Coalition on HIV/AIDS. A former Director and Chairman of The ‘Shell’ Transport and Trading Company, plc and former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies.

†	S W Newton

Age 64. Chairman of The Real Return Holdings Company Limited. A non-executive Director since 2002. A Member of the Advisory Board of the East Asia Institute and of the Investment Board at Cambridge University. A Member of The Wellcome Trust Investment Committee. Founder of Newton Investment Management, from which he retired in 2002.

†	S M Robertson

Age 65. Non-executive Chairman of Rolls-Royce Group plc and the founder member of Simon Robertson Associates LLP. A non-executive Director since 3 January 2006. A Director of The Economist Newspaper Limited, The Royal Opera House Covent Garden Limited and a non-executive Director of Berry Bros. & Rudd Limited. Chairman of Trustees of the Royal Academy Trust and the Ernest Kleinwort

Charitable Trust. A trustee of the Eden Project and the Royal Opera House Endowment Fund. A former Managing Director of Goldman Sachs International. Former Chairman of Dresdner Kleinwort Benson and a former non-executive Director of Inchcape plc, Invensys plc and the London Stock Exchange.

*	H Sohmen, OBE

Age 66. Chairman of Bergesen Worldwide Limited and Bergesen Worldwide Gas ASA. Chairman and President of BW Corporation Limited (formerly World-Wide Shipping Group Limited) and Chairman of The International Tanker Owners Pollution Federation Limited. A non-executive Director since 1990. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1984 to May 2005 and Deputy Chairman from 1996 to May 2005.

†	Sir Brian Williamson, CBE

Age 61. Chairman of Electra Private Equity plc. A non-executive Director since 2002. A member of the Nomination Committee. A non-executive Director of Resolution plc. A member of the Supervisory Board of Euronext NV. A senior adviser to Fleming Family and Partners. Former Chairman of London International Financial Futures and Options Exchange, Gerrard Group plc and Resolution Life Group Limited. A former non-executive Director of the Financial Services Authority and of the Court of The Bank of Ireland.

* Non-executive Director
† Independent non-executive Director

Adviser to the Board

D J Shaw

Age 59. An Adviser to the Board since 1998. Solicitor. A partner in Norton Rose from 1973 to 1998. A Director of The Bank of Bermuda Limited and HSBC Private Banking Holdings (Suisse) S.A.

Secretary

R G Barber

Age 55. Group Company Secretary since 1990. Joined HSBC in 1980; Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited from 1986 to 1992. Company Secretary of HSBC Bank plc from 1994 to 1996.

Back to Contents

Group Managing Directors

V H C Cheng, OBE

Age 57. Chairman of The Hongkong and Shanghai Banking Corporation Limited. A Group Managing Director since 25 May 2005. Joined HSBC in 1978. Appointed a Group General Manager in 1995. Deputy Chairman and Chief Executive Officer of Hang Seng Bank Limited from 1998 to 25 May 2005.

C-H Filippi

Age 53. Chairman and Chief Executive Officer of HSBC France. A Group Managing Director since 2004. A Director of HSBC Bank plc. Joined HSBC France in 1987 having previously held senior appointments in the French civil service. Appointed a Group General Manager in 2001. Global Head of Corporate and Institutional Banking from 2001 to 2004.

ST Gulliver

Age 46. Co-Head Corporate, Investment Banking and Markets. A Group Managing Director since 2004. Joined HSBC in 1980. Appointed a Group General Manager in 2000. Head of Treasury and Capital Markets in Asia-Pacific from 1996 to 2002 and Head of Global Markets from 2002 to 2003.

D D J John

Age 55. Chief Executive, HSBC Bank plc and a Group Managing Director since 6 March 2006. Joined HSBC Bank plc in 1971. Appointed a Group General Manager in 2000. Deputy Chairman and Chief Executive Officer, HSBC Bank Malaysia Berhad from 1999 to 2002. Chief Operating Officer of HSBC Bank plc from 2003 to May 2005 and Deputy Chief Executive from May 2005 to 6 March 2006.

S N Mehta

Age 47. Chief Executive of HSBC North America Holdings Inc, and Chairman and Chief Executive Officer of HSBC Finance Corporation since March 2005. A Group Managing Director since 30 April 2005. Joined HSBC Finance Corporation in 1998 and was appointed Vice Chairman in April 2004.

Y A Nasr
Age 51. President, HSBC Bank Brasil S.A.-Banco Múltiplo. A Group Managing Director since 2004. Joined HSBC in 1976. Appointed a Group General Manager in 1998. President and Chief Executive Officer of HSBC Bank Canada from 1997 to 1999. President and Chief Executive Officer of HSBC USA Inc. and HSBC Bank USA from 1999 to 2003.
J J Studzinski

Age 49. Co-Head Corporate, Investment Banking and Markets. A Group Managing Director since 2004. Joined HSBC in 2003 as a Group General Manager, having previously been with Morgan Stanley from 1980 to 2003, latterly as Deputy Chairman of Morgan Stanley International.

Group General Managers

PY Antika

Age 45. Chief Executive Officer, HSBC Turkey. Joined HSBC in 1990. Appointed a Group General Manager 1 August 2005.

R J Arena

Age 57. Group General Manager, Global e-business. Joined HSBC in 1999. Appointed a Group General Manager in 2000.

C C R Bannister
Age 47. Chief Executive Officer, Group Private Banking. Joined HSBC in 1994. Appointed a Group General Manager in 2001.

R E T Bennett

Age 54. Group General Manager, Legal and Compliance. Joined HSBC in 1979. Appointed a Group General Manager in 1998.

N S K Booker

Age 47. Chief Executive Officer, India. Joined HSBC in 1981. Appointed a Group General Manager in January 2004.

P W Boyles

Age 50. Group General Manager, Human Resources. Joined HSBC in 1975. Appointed a Group General Manager on 1 January 2006.

D C Budd

Age 52. Chief Operating Officer and Executive Director, HSBC Bank plc. Joined HSBC in 1972. Appointed a Group General Manager on 5 May 2005.

G P S Calvert, OBE

Age 53. Group General Manager Special Duties. Joined HSBC in 1974. Appointed a Group General Manager in June 2004.

Z J Cama

Age 58. Deputy Chairman and Chief Executive Officer, HSBC Bank Malaysia Berhad. Joined HSBC in 1968. Appointed a Group General Manager in 2001.

Back to Contents

H S B C H O L D I N G S P L C

Board of Directors and Senior Management (continued)

S L Derickson

Age 52. Vice Chairman of HSBC Finance Corporation. Joined HSBC Finance Corporation in 2000. Appointed a Group General Manager on 30 April 2005.

A A Flockhart

Age 54. Chief Executive Officer and Chairman, Grupo Financiero HSBC, S.A. de C.V. and HSBC México, S.A. Joined HSBC in 1974. Appointed a Group General Manager in 2002.

M J G Glynn

Age 54. President and Chief Executive Officer, HSBC Bank USA, N.A. Joined HSBC in 1982. Appointed a Group General Manager in 2001.

L Gordon

Age 53. President and Chief Executive Officer, HSBC Bank Canada. Joined HSBC in 1987. Appointed a Group General Manager on 1 August 2005.

K M Harvey

Age 45. Group General Manager and Group Chief Information Officer. Joined HSBC Finance Corporation in 1989. Appointed a Group General Manager in August 2004.

D H Hodgkinson

Age 55. Chief Executive Officer and Deputy Chairman, HSBC Bank Middle East Limited. Joined HSBC in 1969. Appointed a Group General Manager in 2003.

A P Hope

Age 59. Group General Manager, Insurance. Joined HSBC in 1971. Appointed a Group General Manager in 1996.

M J W King

Age 49. Group General Manager, Internal Audit. Joined HSBC in 1986. Appointed a Group General Manager in 2002.

P J Lawrence

Age 44. Chief Executive Officer, HSBC Singapore. Joined HSBC in 1982. Appointed a Group General Manager on 1 August 2005.

M Leung

Age 53. Global Co-Head Commercial Banking. Joined HSBC in 1978. Appointed a Group General Manager on 1 August 2005.

B McDonagh

Age 47. Chief Operating Officer, HSBC Bank USA, N.A. Joined HSBC in 1979. Appointed a Group General Manager on 1 August 2005.

R C F Or

Age 56. Vice-Chairman and Chief Executive, Hang Seng Bank Limited and Executive Director, The Hongkong and Shanghai Banking Corporation Limited. Joined HSBC in 1972. Appointed a Group General Manager in 2000.

K Patel

Age 57. Chief Executive Officer, South Africa branch of HSBC Bank plc and Head of Africa. Joined HSBC in 1984. Appointed a Group General Manager in 2000.

R C Picot

Age 48. Group Chief Accounting Officer. Joined HSBC in 1993. Appointed a Group General Manager in 2003.

B Robertson

Age 51. Group General Manager, Credit and Risk. Joined HSBC in 1975. Appointed a Group General Manager in 2003.

M R P Smith, OBE

Age 49. President and Chief Executive Officer, The Hongkong and Shanghai Banking Corporation Limited. Chairman, Hang Seng Bank Limited. Joined HSBC in 1978. Appointed a Group General Manager in 2000.

I A Stewart

Age 47. Head of Transaction Banking, Corporate, Investment Banking and Markets. Joined HSBC in 1980. Appointed a Group General Manager in 2000.

P E Stringham

Age 56. Group General Manager, Marketing. Joined HSBC in 2001. Appointed a Group General Manager in 2001.

P A Thurston

Age 52. Group General Manager, Personal Financial Services, Asia-Pacific. Joined HSBC in 1975. Appointed a Group General Manager in 2003.

PT S Wong

Age 54. Executive Director, Hong Kong and Mainland China of The Hongkong and Shanghai Banking Corporation Limited. Joined HSBC 28 February 2005. Appointed a Group General Manager on 1 April 2005.

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors

Results and dividends for 2005

HSBC reported profit before tax of US$20,966 million. Profit attributable to shareholders of HSBC Holdings, transferred to retained earnings, was US$15,081 million, a 16.8 per cent return on average total shareholders’ equity.

     First, second and third interim dividends for 2005, each of US$0.14 per ordinary share, were paid on 6 July 2005, 5 October 2005 and 19 January 2006 respectively. Note 11 on the Financial Statements gives more information on the dividends declared in 2005. On 6 March 2006, the Directors declared a fourth interim dividend for 2005 of US$0.31 per ordinary share in lieu of a final dividend, which will be payable to ordinary shareholders on 11 May 2006 in cash in US dollars, or in sterling or Hong Kong dollars at exchange rates to be determined on 2 May 2006, with a scrip dividend alternative. As the fourth interim dividend for 2005 was declared after the balance sheet date it has not been included as a creditor at 31 December 2005. The reserves available for distribution at 31 December 2005 are US$10,643 million.

     A first dividend of US$14.294444 per 6.20 per cent non-cumulative US dollar preference share, Series A (‘Series A dollar preference share’), equivalent to a dividend of US$0.357361 per Series A American Depositary Shares (‘Series A ADS’), each of which represents one-fortieth of a Series A dollar preference share, was paid on 15 December 2005.

     Further information about the results is given in the consolidated income statement on page 236.

Principal activities and business review

Through its subsidiaries and associates, HSBC provides a comprehensive range of banking and related financial services. HSBC operates through long-established businesses and has an international network in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. Taken together, the five largest customers of HSBC do not account for more than one per cent of HSBC’s income.

     The principal acquisitions and disposals made during the year were:

     In June 2005, US$430 million was invested in the initial public offering of Bank of Communications Co. Limited, maintaining the Group’s investment at 19.9 per cent.

     In August 2005, a further 9.91 per cent of Ping An Insurance (Group) Company of China Ltd. was acquired for US$1,039 million, bringing the Group's aggregate holding to 19.9 per cent.

     In December 2005, Metris Companies Inc. was acquired for US$1,595 million.

     In October 2005, the Group’s interest in Framlington Group Limited was sold for US$156 million.

     A review of the development of the business of HSBC undertakings during the year and an indication of likely future developments are given in the ‘Description of Business’ on pages 7 to 19.

Share capital and reserves

The following events in relation to the share capital of HSBC Holdings occurred during the year:

Ordinary shares of US$0.50 each

Scrip dividends

1.	14,944,042 ordinary shares were issued at par on 20 January 2005 to shareholders who elected to receive new shares in lieu of the 2004 third interim dividend. The market value per share used to calculate shareholders’ entitlements to new shares was US$16.9969, being the US dollar equivalent of £8.934.

2.	27,142,444 ordinary shares were issued at par on 4 May 2005 to shareholders who elected to receive new shares in lieu of the 2004 fourth interim dividend. The market value per share used to calculate shareholders’ entitlements to new shares was US$15.8923, being the US dollar equivalent of £8.371.

3.	42,694,641 ordinary shares were issued at par on 6 July 2005 to shareholders who elected to receive new shares in lieu of the 2005 first interim dividend. The market value per share used to calculate shareholders’ entitlements to new shares was US$15.8448, being the US dollar equivalent of £8.656.

4.	19,180,779 ordinary shares were issued at par on 5 October 2005 to shareholders who elected to receive new shares in lieu of the 2005 second interim dividend. The market value per share used to calculate shareholders’ entitlements to new shares was US$16.2305, being the US dollar equivalent of £9.032.

All-Employee share plans

5.	29,692,885 ordinary shares were issued at prices ranging from £5.3496 to £8.442 per share in connection with the exercise of options under

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

the HSBC Holdings savings-related share option plans. Options over 8,607,677 ordinary shares lapsed.

6.	3,705,594 ordinary shares were issued at €10.525 per share in connection with a Plan d’Epargne Entreprise for the benefit of non-UK resident employees of HSBC France and its subsidiaries.

7.	Options over 26,994,655 ordinary shares were awarded at nil consideration on 24 May 2005 to over 48,700 HSBC employees resident in nearly 60 countries and territories under the HSBC Holdings savings-related share option plans. The options are exercisable within six months following the third or fifth anniversary of the commencement of the relevant savings contracts on 1 August 2005 at a price of £6.6792 per share, a 20 per cent discount to the average market value over the five business days immediately preceding the date of the invitation.

Discretionary share incentive plans

8.	11,205,883 ordinary shares were issued at prices ranging from £2.1727 to £7.46 per share in connection with the exercise of options under the HSBC Holdings Executive Share Option Scheme. Options over 530,920 ordinary shares lapsed.

9.	11,764,081 ordinary shares were issued at prices ranging from £6.91 to £8.712 per share in connection with the exercise of options under the HSBC Holdings Group Share Option Plan. Options over 6,393,502 ordinary shares lapsed.

10.	Options over 552,526 ordinary shares were awarded at nil consideration on 21 June 2005 under The HSBC Share Plan. The options are normally exercisable between the third and fourth anniversaries of the award at a price of £8.794 per share, the market value of the ordinary shares on the date of award.

11.	Options over 74,985 ordinary shares were awarded at nil consideration on 30 September 2005 under The HSBC Share Plan. The options are normally exercisable between the third and tenth anniversaries of the award at a price of £9.17 per share, the market value of the ordinary shares on the date of award.

HSBC Finance

12.	324,726 ordinary shares were issued at US$9.60 in connection with the early settlement of HSBC Finance 8.875 per cent Adjustable Conversion-
Rate Equity Security Units.

13.	878,224 ordinary shares were issued at prices ranging from US$15.51 to US$16.86 in connection with the vesting of Restricted Stock Rights under HSBC Finance share plans that have been converted into rights over HSBC Holdings ordinary shares.

Authority to repurchase ordinary shares

14.	At the Annual General Meeting in 2005, shareholders renewed the authority for the Company to make market repurchases of up to 1,119,000,000 ordinary shares. The Directors have not exercised this authority. In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange on 19 December 2005, HSBC Holdings will comply with the applicable law and regulation in the UK in relation to the holding of any shares in treasury and with the conditions of the waiver, in connection with any shares it may hold in treasury.

Non-cumulative US dollar preference shares of US$0.01 each

15.	On 22 September and 6 October 2005, a total of US$1,450 million was raised by the issue of a total of 1,450,000 non-cumulative US dollar preference shares of US$0.01 each (the ‘Series A dollar preference shares’) which trade in the form of Series A ADS. The Series A dollar preference shares were issued to bearer for a consideration of US$1,000 each and qualify as core Tier 1 capital in HSBC’s regulatory capital base. The aggregate nominal value of the Series A dollar preference shares which have been issued is US$14,500. The net proceeds after expenses were approximately US$1,405 million, which was used to support the development of HSBC Holdings and further strengthen HSBC’s capital base.

A non-cumulative fixed-rate dividend of 6.20 per cent per annum is payable quarterly on the Series A dollar preference shares. Dividends will be payable at the sole and absolute discretion of the Board of HSBC Holdings and will not be payable if the payment of the dividend would cause HSBC Holdings not to meet the applicable capital adequacy requirements of the UK Financial Services Authority, or the profits of HSBC Holdings available for distribution as dividends are not sufficient to enable HSBC Holdings to pay in full both dividends on the Series A dollar preference shares and dividends on any other of

Back to Contents
its shares that are scheduled to be paid on the same date and that have an equal right to dividends. HSBC Holdings may not declare or pay dividends or distributions on any class of its shares ranking lower in the right to dividends than the Series A dollar preference shares nor redeem nor purchase in any manner any of its other shares ranking equal to or lower than the Series A dollar preference shares, unless it has paid in full, or set aside an amount to provide for payment in full, the dividends on the Series A dollar preference shares for the then-current dividend period.

Holders of the Series A dollar preference shares will only be entitled to attend and vote at general meetings of shareholders of HSBC Holdings if the dividend payable on the Series A dollar preference shares has not been paid in full for four consecutive dividend payment dates. In such circumstances, holders of the Series A dollar preference shares will be entitled to vote on all matters put to general meetings until such time as HSBC Holdings shall have paid in full a dividend on the Series A dollar preference shares. The Series A dollar preference shares carry no rights of conversion into ordinary shares of HSBC Holdings.

Subject to the prior consent of the UK Financial Services Authority, HSBC Holdings may redeem the Series A dollar preference shares in whole (but not in part only) at any time on or after 16 December 2010, at a redemption price equal to US$1,000 per Series A dollar preference share (which is equal to US$25 per Series A ADS) together with any accrued and unpaid dividends for the then-current dividend period up to the date fixed for redemption.

Authority to allot shares

16.	At the Annual General Meeting in 2005 shareholders renewed the authority for the Directors to allot new shares. The authority was to allot up to 2,238,000,000 ordinary shares, 10,000,000 non-cumulative preference shares of £0.01 each, 10,000,000 non-cumulative preference shares of US$0.01 each and 10,000,000 non-cumulative preference shares of €0.01 each.

Other than as described in paragraphs 1 to 13 and 15 above, the Directors did not allot any shares during 2005.

Employee share option plans

To help align the interests of employees with those

of shareholders, share options are granted under all-employee share plans. Since 2005, discretionary options have not been granted on a widespread basis. The following are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted at nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled during the year. Employee share plans are subject to the following limits on the number of HSBC Holdings ordinary shares that may be subscribed for. In any 10-year period not more than 10 per cent of the HSBC Holdings ordinary shares in issue from time to time (approximately 1,137 million HSBC Holdings ordinary shares at 6 March 2006) may in aggregate become issuable pursuant to the grant of options or be issued other than pursuant to options under all-employee share plans. In any 10-year period not more than 5 per cent of the HSBC Holdings ordinary shares in issue from time to time (approximately 568 million HSBC Holdings ordinary shares on 6 March 2006) may in aggregate be put under option under The HSBC Share Plan or be issuable pursuant to the HSBC Holdings Group Share Option Plan, the HSBC Executive Share Option Scheme, the HSBC Holdings Restricted Share Plan 2000 or The HSBC Share Plan. The number of HSBC Holdings ordinary shares that may be issued on exercise of all options granted on or after 27 May 2005 under The HSBC Share Plan and any other plans must not exceed 1,119,000,000 HSBC Holdings ordinary shares. Under the HSBC Holdings savings-related share option plans, The HSBC Share Plan, HSBC Holdings Group Share Option Plan and the HSBC Holdings Executive Share Option Scheme there were options outstanding over 341,281,540 HSBC Holdings ordinary shares at 31 December 2005. Particulars of options over HSBC Holdings shares held by Directors of HSBC Holdings are set out on pages 215 to 232 of the Directors’ Remuneration Report.

All-employee share plans

The HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International are all-employee share plans under which eligible HSBC employees (those employed within the Group on the first working day of the year of grant) are granted options to acquire HSBC Holdings ordinary shares. Employees may make contributions of up to £250 (or equivalent)

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

overall each month over a period of three or five years which may be used on the third or fifth anniversary of the commencement of the relevant savings contract, at their election, to exercise the options; alternatively the employee may elect to have the savings (plus interest) repaid in cash. The options are exercisable within six months following the third or fifth anniversary of the commencement of the relevant savings contract. In the case of redundancy, retirement on grounds of injury or ill health, retirement at or after normal retirement age, the transfer of the employing business to another party, or a change of control of the employing company, options may be exercised before completion of the relevant savings contract. Following approval at the 2005 Annual General Meeting, the HSBC Holdings Savings-Related Share Option Plan: International will offer the choice of options over one year in addition to the existing three and five year terms. Employees will also be able to save and have option prices expressed in US dollars, Hong Kong dollars or euros. Options granted over a one-year period will be exercisable within three months following the first anniversary of the commencement of the savings contract. Under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International the option exercise price is determined by reference to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20 per cent (except for the one-year options granted under the US sub-plan where a 15 per cent discount will be applied). The all-employee share plans will terminate on 27 May 2015 unless the Directors resolve to terminate the plans at an earlier date.

HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

						Options at	Options		Options		Options	Options at
Date of	Exercise	Exercisable		Exercisable		1 January	awarded		exercised		lapsed	31 December
award	price (£)	from	[1]	until	[2]	2005	during year	[3]	during year	[4]	during year	2005

1 Apr 1999	5.3980	1 Aug 2004		31 Jan 2005		199,542	–		166,335		33,207	–
10 Apr 2000	6.0299	1 Aug 2005		31 Jan 2006		10,085,436	–		9,722,684		204,222	158,530
11 Apr 2001	6.7536	1 Aug 2004		31 Jan 2005		68,525	–		42,156		26,369	–
11 Apr 2001	6.7536	1 Aug 2006		31 Jan 2007		3,728,076	–		186,369		213,351	3,328,356
2 May 2002	6.3224	1 Aug 2005		31 Jan 2006		1,474,971	–		1,393,516		49,678	31,777
2 May 2002	6.3224	1 Aug 2007		31 Jan 2008		4,212,972	–		125,068		281,882	3,806,022
23 Apr 2003	5.3496	1 Aug 2006		31 Jan 2007		7,878,002	–		303,561		693,981	6,880,460
23 Apr 2003	5.3496	1 Aug 2008		31 Jan 2009		13,049,424	–		236,973		1,021,175	11,791,276
21 Apr 2004	6.4720	1 Aug 2007		31 Jan 2008		4,255,200	–		70,818		634,349	3,550,033
21 Apr 2004	6.4720	1 Aug 2009		31 Jan 2010		6,327,198	–		43,850		554,868	5,728,480
24 May 2005	6.6792	1 Aug 2008		31 Jan 2009		–	4,779,913		1,631		195,390	4,582,892
24 May 2005	6.6792	1 Aug 2010		31 Jan 2011		–	5,890,418		568		136,735	5,753,115

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant the executors may exercise the option up to six months beyond the normal exercise period.
3	The closing price per share on 23 May 2005, the day before the options were awarded, was £8.68.
4	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.15.

Back to Contents

HSBC Holdings Savings-Related Share Option Plan: International
HSBC Holdings ordinary shares of US$0.50
						Options at	Options		Options		Options	Options at
Date of	Exercise	Exercisable		Exercisable		1 January	awarded		exercised		lapsed	31 December
award	price (£)	from	[1]	until	[2]	2005	during year	[3]	during year	[4]	during year	2005

1 Apr 1999	5.3980	1 Aug 2004		31 Jan 2005		170,388	–		103,666		66,722	–
10 Apr 2000	6.0299	1 Aug 2005		31 Jan 2006		15,687,141	–		14,377,189		849,721	460,231
11 Apr 2001	6.7536	1 Aug 2004		31 Jan 2005		374,043	–		85,864		288,179	–
11 Apr 2001	6.7536	1 Aug 2006		31 Jan 2007		1,341,245	–		12,748		53,127	1,275,370
2 May 2002	6.3224	1 Aug 2005		31 Jan 2006		3,063,749	–		2,691,243		250,711	121,795
2 May 2002	6.3224	1 Aug 2007		31 Jan 2008		1,151,329	–		4,457		47,291	1,099,581
23 Apr 2003	5.3496	1 Aug 2006		31 Jan 2007		10,459	–		–		–	10,459
23 Apr 2003	5.3496	1 Aug 2008		31 Jan 2009		10,488	–		–		–	10,488
8 May 2003	5.3496	1 Aug 2006		31 Jan 2007		16,384,589	–		76,043		820,236	15,488,310
8 May 2003	5.3496	1 Aug 2008		31 Jan 2009		6,265,693	–		15,748		240,748	6,009,197
21 Apr 2004	6.4720	1 Aug 2007		31 Jan 2008		49,524	–		–		–	49,524
21 Apr 2004	6.4720	1 Aug 2009		31 Jan 2010		14,488	–		357		1,766	12,365
10 May 2004	6.4720	1 Aug 2007		31 Jan 2008		10,118,832	–		23,169		860,067	9,235,596
10 May 2004	6.4720	1 Aug 2009		31 Jan 2010		3,272,604	–		6,479		169,196	3,096,929
24 May 2005	6.6792	1 Aug 2008		31 Jan 2009		–	12,304,413		2,202		316,101	11,986,110
24 May 2005	6.6792	1 Aug 2010		31 Jan 2011		–	4,019,911		191		70,113	3,949,607

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant the executors may exercise the option up to six months beyond the normal exercise period.
3	The closing price per share on 23 May 2005, the day before the options were awarded, was £8.68.
4	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.22.

Discretionary share option plans

The HSBC Share Plan and previously the HSBC Holdings Group Share Option Plan and the HSBC Holdings Executive Share Option Scheme, are discretionary share option plans under which HSBC employees, based on performance criteria and potential, have been granted options to acquire HSBC Holdings ordinary shares. Since 1996 the vesting of these options has been subject to the attainment of pre-determined performance criteria, except within HSBC France (which was acquired in 2000) where performance criteria are being phased in. The maximum value of options which may be granted to an employee in any one year under The HSBC Share Plan (when taken together with any Performance Share awards made under The HSBC Share Plan) is 700 per cent of the employee’s annual salary at the date of grant. Whilst having flexibility to make total awards of options and Performance Shares at this level in certain exceptional circumstances, the Remuneration Committee does not intend seven times salary to be the normal level of award. Under the HSBC Holdings Group Share Option Plan the maximum value of options which could have been granted to an employee in any one year (together with any Performance Share awards under the HSBC Holdings Restricted Share Plan 2000) was 150 per cent of the employee’s annual salary at the date of grant plus any bonus paid for the previous year (or in exceptional circumstances 225 per cent). Subject to achievement of the performance condition where applicable, options are generally exercisable between the third and tenth anniversary of the date of grant. Employees of a subsidiary that is sold or transferred out of HSBC may exercise options awarded under the HSBC Holdings Group Share Option Plan within six months of the sale or transfer regardless of whether the performance condition is met.

     The Remuneration Committee favours the use of Performance Shares and Restricted Shares and, following the introduction of The HSBC Share Plan in 2005, does not intend to continue granting discretionary options on any widespread basis. There are locations, and there may be particular circumstances in the future, however, where option grants may be appropriate.

     The exercise price of options granted under The HSBC Share Plan, and previously under the HSBC Holdings Group Share Option Plan, is the higher of the average market value of the ordinary shares on the five business days prior to the grant of the option or the market value of the ordinary shares on the date of grant of the option. The exercise price of options granted under the HSBC Holdings Executive Share Option Scheme was the market value of the ordinary shares on the business day prior to the grant of the option. The HSBC Share Plan will terminate on 27 May 2015 unless the Directors resolve to terminate the Plan at an earlier date.

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

HSBC Holdings Executive Share Option Scheme
HSBC Holdings ordinary shares of US$0.50

						Options at	Options		Options	Options at
Date of	Exercise	Exercisable		Exercisable		1 January	exercised		lapsed	31 December
award	price (£)	from	[1]	until	[2]	2005	during year	[3]	during year	2005

7 Mar 1995	2.1727	7 Mar 1998		7 Mar 2005		100,500	100,500		–	–
1 Apr 1996	3.3334	1 Apr 1999		1 Apr 2006		350,670	142,401		–	208,269
24 Mar 1997	5.0160	24 Mar 2000		24 Mar 2007		781,911	209,092		–	572,819
12 Aug 1997	7.7984	12 Aug 2000		12 Aug 2007		14,625	–		–	14,625
16 Mar 1998	6.2767	16 Mar 2001		16 Mar 2008		1,433,143	369,532		–	1,063,611
29 Mar 1999	6.3754	3 Apr 2002		29 Mar 2009		23,318,365	6,223,911		89,668	17,004,786
10 Aug 1999	7.4210	10 Aug 2002		10 Aug 2009		142,658	24,750		–	117,908
31 Aug 1999	7.8710	31 Aug 2002		31 Aug 2009		4,000	–		–	4,000
3 Apr 2000	7.4600	3 Apr 2003		3 Apr 2010		17,845,939	4,135,697		441,252	13,268,990

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant the executors may exercise the option up to twelve months beyond the normal exercise period.
3	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.03.

The HSBC Holdings Executive Share Option Scheme expired on 26 May 2000. No options have been granted under the Scheme since that date.

HSBC Holdings Group Share Option Plan
HSBC Holdings ordinary shares of US$0.50

							Options		Options		Options
						Options at	awarded		exercised		lapsed	Options at
Date of	Exercise	Exercisable		Exercisable		1 January	during		during		during	31 December
award	price (£)	from	[1]	until	[2]	2005	year	[3]	year	[4]	year	2005

4 Oct 2000	9.6420	4 Oct 2003		4 Oct 2010		389,352	–		–		17,467	371,885
23 Apr 2001	8.7120	23 Apr 2004		23 Apr 2011		44,805,457	–		4,274,514		1,289,115	39,241,828
30 Aug 2001	8.2280	30 Aug 2004		30 Aug 2011		317,230	–		46,200		8,075	262,955
7 May 2002	8.4050	7 May 2005		7 May 2012		52,613,475	–		7,128,292		1,217,131	44,268,052
30 Aug 2002	7.4550	30 Aug 2005		30 Aug 2012		444,625	–		28,000		6,000	410,625
2 May 2003	6.9100	2 May 2006		2 May 2013		54,801,850	–		138,475		1,832,345	52,831,030
29 Aug 2003	8.1300	29 Aug 2006		29 Aug 2013		569,070	–		–		13,990	555,080
3 Nov 2003	9.1350	3 Nov 2006		3 Nov 2013		4,069,800	–		–		–	4,069,800
30 Apr 2004	8.2830	30 Apr 2007		30 Apr 2014		62,319,187	–		148,600		1,953,979	60,216,608
27 Aug 2004	8.6500	27 Aug 2007		27 Aug 2014		339,860	–		–		2,100	337,760
20 Apr 2005	8.3620	30 Apr 2008		20 Apr 2015		–	7,470,195		–		53,300	7,416,895

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant the executors may exercise the option up to twelve months beyond the normal exercise period.
3	The closing price per share on 19 April 2005, the day before the options were awarded, was £8.29.
4	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.19.

The HSBC Holdings Group Share Option Scheme expired on 26 May 2005. No options have been granted under the Scheme since that date.

The HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

							Options		Options	Options
						Options at	awarded		exercised	lapsed	Options at
Date of	Exercise	Exercisable		Exercisable		1 January	during		during	during	31 December
award	price (£)	from	[1]	until	[2]	2005	period		period	period	2005
21 Jun 2005	8.794	21 Jun 2008		21 Jun 2009		–	552,526	[3]	–	–	552,526
30 Sep 2005	9.170	30 Sep 2008		30 Sep 2015		–	74,985	[4]	–	–	74,985

1	May be advanced to an earlier date in certain circumstances, e.g. on the death of a participant.
2	Exercise date may be extended to a later date in certain circumstances, e.g. on the death of a participant the executors may exercise the option up to 12 months beyond the normal exercise period.
3	The closing price per share on 20 June 2005, the day before the options were awarded, was £8.78.
4	The closing price per share on 29 September 2005, the day before the options were awarded, was £9.21.

Back to Contents

HSBC France and subsidiary company plans

When it was acquired in 2000, HSBC France and certain of its subsidiary companies operated employee share option plans under which options could be granted over their respective shares. No further options will be granted under any of these subsidiary company plans. The following are details of options to acquire shares in HSBC France and its subsidiaries.

HSBC France
shares of €5
				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (€)	from	until	2005	during year	[1]	during year	2005	[1]

22 Jun 1995	34.00	22 Jun 1997	22 Jun 2005	52,000	52,000		–	–
9 May 1996	35.52	9 May 1998	9 May 2006	64,500	20,000		–	44,500
7 May 1997	37.05	7 Jun 2000	7 May 2007	215,560	53,560		–	162,000
29 Apr 1998	73.50	7 Jun 2000	29 Apr 2008	388,298	103,054		–	285,244
7 Apr 1999	81.71	7 Jun 2000	7 Apr 2009	588,422	112,920		–	475,502
12 Apr 2000	142.50	1 Jan 2002	12 Apr 2010	860,000	94,250		–	765,750

1	Following exercise of the options, the HSBC France shares will be exchanged for HSBC Holdings ordinary shares in the same ratio as for the acquisition of HSBC France (13 HSBC Holdings ordinary shares for each HSBC France share). At 31 December 2005, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 21,102,823 HSBC Holdings ordinary shares which may be exchanged for HSBC France shares arising from the exercise of these options.

Banque Chaix
shares of €16

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (€)	from	until	2005	during year	during year	2005

7 Jun 2000	105.94	7 Jun 2005	7 Dec 2005	10,000	10,000	–	–

HSBC de Baecque Beau
shares of no par value

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (€)	from	until	2005	during year	during year	2005

22 Dec 2000	61.66	22 Dec 2003	22 Dec 2005	11,500	11,500	–	–

Banque de Savoie
 shares of €16

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (€)	from	until	2005	during year	during year	2005

9 Sep 1999	64.79	9 Sep 2004	9 Mar 2005	5,000	5,000	–	–
14 Jun 2000	69.52	14 Jun 2005	14 Dec 2005	5,100	5,100	–	–

Banque Dupuy de Parseval
shares of €20

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (€)	from	until	2005	during year	during year	2005

3 Apr 2000	36.36	3 Apr 2005	3 Jul 2005	5,000	5,000	–	–
8 Jun 2000	39.48	8 Jun 2005	8 Sep 2005	5,000	5,000	–	–

Crédit Commercial du Sud Ouest
shares of €15.25

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (€)	from	until	2005	during year	during year	2005

9 Sep 1999	95.89	9 Sep 2004	9 Mar 2005	7,500	7,500	–	–
7 Jun 2000	102.29	7 Jun 2005	7 Dec 2005	7,500	7,500	–	–

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

HSBC Private Bank France
shares of €2

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (€)	from	until	2005	during year	[1]	during year	2005	[1]

21 Dec 1999	10.84	21 Dec 2000	21 Dec 2009	170,500	79,350		–	91,150
9 Mar 2000	12.44	27 Jun 2004	31 Dec 2010	149,460	67,300		–	82,160
15 May 2001	20.80	15 May 2002	15 May 2011	254,025	24,750		–	229,275
7 Sep 2001	15.475	7 Sep 2005	7 Oct 2007	331,500	302,000		29,500	–
1 Oct 2002	22.22	2 Oct 2005	1 Oct 2012	225,450	–		30,375	195,075

1	Following exercise of the options, the HSBC Private Bank France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 1.83 HSBC Holdings ordinary shares for each HSBC Private Bank France share. At 31 December 2005, The CCF Employee Benefit Trust 2001 held 1,452,775 HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of these options.

Netvalor
shares of €415

				Options at	Options	Options		Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed		31 December
award	price (€)	from	until	2005	during year	during year	[1]	2005
22 Dec 1999	415	22 Dec 2004	22 Dec 2006	2,410	–	2,410		–
19 Dec 2000	415	19 Dec 2005	19 Dec 2007	3,270	–	3,270		–

1	Netvalor was sold by HSBC France on 2 August 2005 and all outstanding options lapsed at that date.

Sinopia Asset Management
shares of €0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		Lapsed	31 December
award	price (€)	from	until	2005	during year	¹	during year	2005
15 Oct 1999	18.80	15 Oct 2004	15 Apr 2005	30,000	30,000		–	–
18 Feb 2000	18.66	18 Feb 2005	18 Aug 2005	95,500	95,500		–	–

1	Following exercise of the options, the Sinopia shares were exchanged for HSBC Holdings ordinary shares in the ratio of 2.143 HSBC Holdings ordinary shares for each Sinopia share, such shares being delivered from The CCF Employee Benefit Trust 2001.

HSBC UBP
shares of €16

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (€)	from	until	2005	during year	during year	2005
12 Jul 2000	47.81	12 Jul 2005	12 Jan 2006	22,400	22,400	–	–

HSBC Finance and subsidiary company plans

Following the acquisition of HSBC Finance in 2003, all outstanding options and equity-based awards over HSBC Finance common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for the acquisition of HSBC Finance (2.675 HSBC Holdings ordinary shares for each HSBC Finance common share) and the exercise prices per share were adjusted accordingly. No further options will be granted under any of these plans.

     All outstanding options and other equity-based awards over HSBC Finance common shares granted before 14 November 2002, being the date the transaction was announced, vested on completion of the acquisition. Options and equity-based awards granted on or after 14 November 2002 will be exercisable on their original terms, save that they have been adjusted to reflect the exchange ratio.

     At 31 December 2005, the HSBC (Household) Employee Benefit Trust 2003 held 3,006,623 HSBC Holdings ordinary shares and 2,198,829 American Depositary Shares (‘ADSs’), each of which represents five HSBC Holdings ordinary shares, which may be used to satisfy the exercise of employee share options.

Back to Contents

HSBC Finance
1984 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2005	during year	[1]	during year	2005
7 Feb 1995	5.09	7 Feb 1996	7 Feb 2005	148,142	148,142		–	–
13 Nov 1995	7.43	13 Nov 1996	13 Nov 2005	283,131	283,131		–	–

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.91.

HSBC Finance
1996 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50

					Options at	Options	Options	Options at
Date of	Exercise	Exercisable		Exercisable	1 January	exercised	lapsed	31 December
award	price (US$)	from		until	2005	during year[1]	during year	2005
11 Nov 1996	11.43	11 Nov 1997		11 Nov 2006	1,006,469	399,244	–	607,225
14 May 1997	11.29	14 May 1998		14 May 2007	200,630	20,063	–	180,567
10 Nov 1997	14.60	10 Nov 1998		10 Nov 2007	4,016,020	627,350	–	3,388,670
15 Jun 1998	17.08	15 Jun 1999		15 Jun 2008	802,500	–	–	802,500
1 Jul 1998	19.21	1 Jul 1999		1 Jul 2008	80,250	–	–	80,250
9 Nov 1998	13.71	9 Nov 1999		9 Nov 2008	4,695,629	152,475	–	4,543,154
17 May 1999	16.99	17 May 2000		17 May 2009	334,375	–	–	334,375
3 Jun 1999	16.32	3 Jun 2000		3 Jun 2009	200,625	–	–	200,625
31 Aug 1999	13.96	31 Aug 2000		31 Aug 2009	345,077	–	–	345,077
8 Nov 1999	16.96	8 Nov 2000		8 Nov 2009	4,869,841	–	–	4,869,841
30 Jun 2000	15.70	30 Jun 2001		30 Jun 2010	26,846	–	–	26,846
8 Feb 2000	13.26	8 Feb 2001		8 Feb 2010	66,875	–	–	66,875
13 Nov 2000	18.40	13 Nov 2001		13 Nov 2010	6,379,208	–	–	6,379,208
12 Nov 2001	21.37	12 Nov 2002		12 Nov 2011	7,571,322	–	–	7,571,322
20 Nov 2002	10.66	20 Nov 2003	[2]	20 Nov 2012	7,111,494	753,689	–	6,357,805

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.81.
2	25 per cent of the original award is exercisable on each of the first, second, third and fourth anniversaries of the date of award. May be advanced to an earlier date in certain circumstances, e.g. retirement.

HSBC Finance
1996 Long-Term Executive Incentive Compensation Plan1
HSBC Holdings ordinary shares of US$0.50

					Rights at	Rights	Rights	Rights at
Date of	Vesting		Vesting		1 January	vested	lapsed	31 December
award	from	[2]	until	[2]	2005	during year[3]	during year	2005
15 Nov 2002	15 Nov 2005		15 Nov 2007		7,222	2,405	–	4,817
20 Nov 2002	20 Nov 2005		20 Nov 2007		1,789,084	598,947	57,531	1,132,606
2 Dec 2002	2 Dec 2005		2 Dec 2007		10,701	3,564	–	7,137
16 Dec 2002	16 Dec 2005		16 Dec 2007		35,846	11,944	–	23,902
20 Dec 2002	20 Dec 2005		20 Dec 2007		164,514	59,286	13,375	91,853
2 Jan 2003	2 Jan 2006		2 Jan 2008		1,338	–	–	1,338
15 Jan 2003	15 Jan 2006		15 Jan 2008		31,432	–	–	31,432
3 Feb 2003	3 Feb 2006		3 Feb 2008		9,635	134	–	9,501
14 Feb 2003	14 Feb 2006		14 Feb 2008		187,518	40,125	–	147,393
3 Mar 2003	3 Mar 2006		3 Mar 2008		1,338	–	–	1,338

1	Awards of Restricted Stock Rights which represent a right to receive shares for nil consideration if the employee remains in the employment of HSBC Finance at the date of vesting.
2	Restricted Stock Rights vest one-third on each of the third, fourth and fifth anniversaries of the date of award. May be advanced to an earlier date in certain circumstances, e.g. retirement.
3	The weighted average closing price of the shares immediately before the dates on which rights vested was £9.41.

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

HSBC Finance
Non-Qualified Deferred Compensation Plan for Restricted Stock Rights
HSBC Holdings ordinary shares of US$0.50
			Rights at	Rights		Rights	Rights at
Date of	Vesting	Vesting	1 January	vested		lapsed	31 December
award	from	until	2005	during year	[1]	during year	2005
10 May 2000	10 May 2002	10 May 2005	181,125	181,125		–	–

1	The weighted average closing price of the shares immediately before the dates on which rights vested was £8.61.

HSBC Finance
Non-Qualified Deferred Compensation Plan for Stock Option Exercises
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2005	during year	[1]	during year	2005
2 Feb 1991	2.48	2 Feb 1992	15 Jul 2005	20,819	20,819		–	–

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.00.

Beneficial Corporation
1990 Non-Qualified Stock Option Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2005	during year	[1]	during year	2005
15 Nov 1995	6.00	15 Nov 1996	15 Nov 2005	177,600	177,600		–	–
20 Nov 1996	7.86	20 Nov 1997	20 Nov 2006	289,704	45,529		–	244,175
13 Dec 1996	7.54	13 Dec 1997	13 Dec 2006	65,624	–		65,624	–
14 Nov 1997	9.20	14 Nov 1998	14 Nov 2007	131,248	–		–	131,248
19 Nov 1997	9.39	19 Nov 1998	19 Nov 2007	405,274	21,328		–	383,946
1 Dec 1997	9.68	1 Dec 1998	1 Dec 2007	65,624	–		16,406	49,218

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.00.

Beneficial Corporation
BenShares Equity Participation Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2005	during year	[1]	during year	2005
31 Jan 1997	9.87	31 Jan 1998	31 Jan 2007	41,317	4,926		–	36,391
15 Nov 1997	11.04	15 Nov 1998	15 Nov 2007	55,696	6,977		–	48,719

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.98.

Renaissance Holdings, Inc.
Amended and Restated 1997 Incentive Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2005	during year	[1]	during year	2005
31 Oct 1997	1.25	31 Oct 1998	31 Oct 2007	4,739	3,414		–	1,325
1 Jan 1998	1.25	1 Jan 1999	1 Jan 2008	1,424	–		–	1,424
1 Oct 1998	1.74	1 Oct 1999	1 Oct 2008	1,606	803		–	803
1 Jan 1999	2.24	1 Jan 2000	1 Jan 2009	5,024	–		–	5,024

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.98.

Back to Contents

Bank of Bermuda plans

Following the acquisition of Bank of Bermuda in February 2004, all outstanding options over Bank of Bermuda shares were converted into rights to receive HSBC Holdings ordinary shares based on the consideration of US$40 for each Bank of Bermuda share and the average closing price of HSBC Holdings ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days preceding the closing date of the acquisition. No further options will be granted under any of these plans.

     All outstanding options over Bank of Bermuda shares vested on completion of the acquisition. At 31 December 2005, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 2,796,182 HSBC Holdings ordinary shares which may be used to satisfy the exercise of these options.

Bank of Bermuda
Executive Share Option Plan 1997
HSBC Holdings ordinary shares of US$0.50
				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2005	during period	[1]	during period	2005
1 Jul 1998	9.61	1 Jul 1999	1 Jul 2008	67,813	–		–	67,813
23 Feb 1999	7.40	23 Feb 2000	23 Feb 2009	18,464	–		6,780	11,684
3 Aug 1999	7.10	3 Aug 2000	3 Aug 2009	9,331	–		–	9,331
4 Feb 2000	7.21	4 Feb 2001	4 Feb 2010	67,925	1,540		9,249	57,136
7 Apr 2000	7.37	7 Apr 2001	7 Apr 2010	385	385		–	–
29 May 2000	7.21	29 May 2001	29 May 2010	15,411	–		15,411	–
1 Jun 2000	7.04	1 Jun 2001	1 Jun 2010	61,649	–		–	61,649
31 Jul 2000	10.11	31 Jul 2001	31 Jul 2010	166,454	120,215		–	46,239
19 Sep 2000	11.31	19 Sep 2001	19 Sep 2010	40,458	–		40,458	–
11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	161,829	–		–	161,829

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.14

Bank of Bermuda
Share Option Plan 2000
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2005	during period	[1]	during period	2005
11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	161,829	26,972		–	134,857
6 Feb 2001	16.41	6 Feb 2002	6 Feb 2011	1,067,606	22,972		245,300	799,334
29 Mar 2001	15.39	29 Mar 2002	29 Mar 2011	540	–		270	270
16 Apr 2001	15.57	16 Apr 2002	16 Apr 2011	539	–		–	539
6 Jun 2001	18.35	6 Jun 2002	6 Jun 2011	8,091	–		–	8,091
16 Jul 2001	16.87	16 Jul 2002	16 Jul 2011	224,631	–		66,146	158,485
28 Aug 2001	15.39	28 Aug 2002	28 Aug 2011	13,486	–		–	13,486
26 Sep 2001	12.79	26 Sep 2002	26 Sep 2011	459,651	10,706		–	448,945
16 Jan 2002	16.11	16 Jan 2003	16 Jan 2012	3,678	–		3,678	–
30 Jan 2002	15.60	30 Jan 2003	30 Jan 2012	1,226	–		–	1,226
5 Feb 2002	16.09	5 Feb 2003	5 Feb 2012	1,421,151	45,976		323,361	1,051,814
5 Feb 2002	16.41	5 Feb 2003	5 Feb 2012	1,383	–		–	1,383
10 Jul 2002	15.84	10 Jul 2003	10 Jul 2012	12,260	–		–	12,260
9 Sep 2002	12.34	9 Sep 2003	9 Sep 2012	61,299	61,299		–	–
16 Dec 2002	11.27	16 Dec 2003	16 Dec 2012	6,130	6,130		–	–
4 Feb 2003	10.69	4 Feb 2004	4 Feb 2013	359,867	134,355		26,167	199,345
1 Apr 2003	11.97	1 Apr 2004	1 Apr 2013	28,541	28,541		–	–
21 Apr 2003	11.85	21 Apr 2004	21 Apr 2013	48,853	–		–	48,853

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.04.

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

Bank of Bermuda
Directors’ Share Option Plan
HSBC Holdings ordinary shares of US$0.50
				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (US$)	from	until	2005	during period	during period	2005
22 Sep 1999	8.02	22 Sep 2000	22 Sep 2009	7,706	–	–	7,706
20 Sep 2000	11.31	20 Sep 2001	20 Sep 2010	9,440	–	–	9,440
28 Mar 2001	15.76	28 Mar 2002	28 Mar 2011	18,205	–	2,697	15,508
3 Apr 2002	16.01	3 Apr 2003	3 Apr 2012	34,328	–	4,904	29,424
30 Apr 2003	12.23	30 Apr 2004	30 Apr 2013	9,808	–	–	9,808

Valuation of freehold and leasehold land and buildings

HSBC’s freehold and long leasehold properties, together with all leasehold properties in Hong Kong, were valued in 2005. The value of these properties was US$1.1 billion in excess of their carrying amount in the consolidated balance sheet.

     Further details are included in Note 23 on the Financial Statements on page 298.

Corporate Governance Report

The information set out on pages 184 to 233 and information incorporated by reference constitutes the Corporate Governance Report of HSBC Holdings.

Board of Directors

The objective of the management structures within HSBC, headed by the Board of Directors of HSBC Holdings and led by the Group Chairman, is to deliver sustainable value to shareholders. Implementation of the strategy set by the Board is delegated to the Group Management Board under the leadership of the Group Chief Executive.

     The Board sets the strategy for HSBC through the five-year strategic plan and approves the annual operating plans presented by management for the achievement of the strategic objectives. The annual operating plans ensure the efficient disposition of HSBC’s resources for the achievement of these objectives. The Board delegates the management and day to day running of HSBC to the Group Management Board but retains to itself approval of certain matters including annual plans and performance targets, procedures for monitoring and control of operations, specified senior appointments, acquisitions and disposals above predetermined thresholds and any substantial change in balance sheet management policy.

     The Board of Directors meets regularly and Directors receive information between meetings about the activities of committees and developments in HSBC’s business. All Directors have full and timely access to all relevant information and may take independent professional advice if necessary.

     HSBC Holdings has a unitary Board of Directors. The authority of each Director is exercised in Board Meetings where the Board acts collectively as a unit. At 6 March 2006 the Board comprises five executive and 15 non-executive Directors. The roles of Group Chairman and Group Chief Executive are separated and held by experienced executive Directors. Before assuming the role of Group Chairman in 1998, Sir John Bond had been the Group Chief Executive for five years. The Group Chairman’s knowledge of HSBC’s complex and widespread geographical business from his previous service as Group Chief Executive has been a considerable benefit to HSBC.

     On 28 November 2005, it was announced that S K Green, the Group Chief Executive since 2003, would succeed Sir John Bond as Group Chairman at the conclusion of the 2006 Annual General Meeting on 26 May 2006 and that M F Geoghegan would succeed S K Green as Group Chief Executive. Sir Brian Moffat, the senior independent non-executive Director and the Chairman of the Nomination Committee, wrote to shareholders regarding these appointments.

     He explained that the decision by the Board to appoint S K Green as Group Chairman was made after a thorough selection process. This was conducted by the Nomination Committee, assisted by external advisers, and included extensive benchmarking against external candidates. The Committee considered carefully the requirements of the position in terms of HSBC’s size, geographical spread and complexity; the need for full time executive commitment and experience of international banking at the highest level; and took account of the need for the Group Chairman to have a wide range of skills, the capacity for strategic thinking and the ability to sustain and enhance the Group’s corporate character. The Committee also

Back to Contents

took into consideration the need for the Group Chairman to be able to work closely and effectively with the Group Chief Executive, to have the authority to run the Board and to have the personal standing to represent HSBC externally at the highest level. Job specifications for the Group Chairman and the Group Chief Executive, setting out their respective authorities and responsibilities, have been agreed by the Board. The Nomination Committee came to the unanimous conclusion that S K Green was the outstanding candidate.

     S K Green joined HSBC in 1982. He was Group Treasurer from 1992 to 1998, and Executive Director, Corporate, Investment Banking and Markets from 1998 to 2003, when he was appointed to his current position. He has worked in Hong Kong, New York, the Middle East and London, and has immense international experience and knowledge of HSBC. The Committee concluded that S K Green is superbly well qualified to serve as Group Chairman.

     S K Green’s successor as Group Chief Executive will be M F Geoghegan, who has led HSBC Bank, HSBC’s principal subsidiary in the United Kingdom, since 2004. He too is highly qualified for his new position and his appointment also has the unanimous support of the Board. Mr Geoghegan has 33 years’ experience with HSBC and has worked in 10 countries in North and South America, Asia, the Middle East and Europe.

     Nowadays, success in financial services depends in a large measure on the relative strengths of competing management teams. Planning management succession is key to this, has long been established in the Group and the plan is regularly reviewed by the non-executive Directors. Furthermore, HSBC is a remarkable organisation with a distinctive character and culture. The business is managed through international teamwork and HSBC believes this is best achieved by management continuity and amongst colleagues who have similar values. By way of example, the top 50 executives have a combined service approaching 1,000 years with HSBC, although 20 per cent of these executives have joined the Group in the last six years, thus ensuring there is a balance of new talent to help run the business.

     The Directors believe strongly that these appointments are in the best interests of the shareholders. The appointments have the unanimous support of the Directors and have been made after consulting with representatives of major institutional investors and explaining the succession planning and independent external search process.

     Executive Directors are employees who carry out executive functions in HSBC in addition to their duties as Directors. Non-executive Directors are not HSBC employees and do not participate in the daily business management of HSBC. Non-executive Directors bring an external perspective, constructively challenge and help develop proposals on strategy, scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance. The non-executive Directors have a wealth of experience across a number of industries and business sectors, including the leadership of large, complex multinational enterprises. The roles of non-executive Directors as members of Board committees are set out below. It is estimated that non-executive Directors spend 24 days per annum on HSBC business after an induction phase, with Committee members devoting significant additional time. The names and brief biographical particulars of the Directors are listed on pages 184 to 188.

     The Board considers all of the non-executive Directors to be independent in character and judgement. Baroness Dunn and H Sohmen have served on the Board for more than nine years, however, and in that respect only, do not meet the usual criteria for independence set out in the UK Combined Code on corporate governance. The Board has therefore determined Lord Butler, R K F Ch’ien, J D Coombe, R A Fairhead, W K L Fung, S Hintze, J W J Hughes-Hallett, Sir John Kemp-Welch, Sir Brian Moffat, Sir Mark Moody-Stuart, S M Robertson, S W Newton and Sir Brian Williamson to be independent. In reaching its determination of each non-executive Director’s independence the Board has concluded that there are no relationships or circumstances which are likely to affect a Director’s judgement and any relationships or circumstances which could appear to do so were considered not to be material.

     In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, each non-executive Director determined by the Board to be independent has provided confirmation of his or her independence to HSBC Holdings.

     The Directors who served during the year were W F Aldinger, Sir John Bond, Lord Butler, R K F Ch’ien, J D Coombe, Baroness Dunn, D G Eldon, R A Fairhead, D J Flint, W K L Fung, M F Geoghegan, S K Green, S Hintze, J W J Hughes-Hallett, A W Jebson, Sir John Kemp-Welch, Sir Brian Moffat, Sir Mark Moody-Stuart, S W Newton, H Sohmen, C S Taylor and Sir Brian Williamson.

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

     C S Taylor resigned as a Director on 14 March 2005, W F Aldinger resigned as a Director on 29 April 2005 and D G Eldon retired as a Director on 27 May 2005. J D Coombe and J W J Hughes-Hallett were appointed Directors with effect from 1 March 2005.

     S M Robertson was appointed a Director with effect from 3 January 2006. Having been appointed since the Annual General Meeting in 2005, he will retire at the forthcoming Annual General Meeting and offer himself for re-election.

     Sir John Bond, A W Jebson and Sir John Kemp-Welch will retire at the conclusion of the forthcoming Annual General Meeting and will not therefore seek re-election.

     Baroness Dunn, M F Geoghegan, S K Green, Sir Mark Moody-Stuart, H Sohmen and Sir Brian Williamson will retire by rotation at the forthcoming Annual General Meeting and offer themselves for re-election.

     The Board has undertaken an evaluation of its performance and that of its committees. This evaluation covered board composition and capabilities; dynamics; strategy; corporate governance; and the performance of individual Directors. In undertaking this review the Group Chairman held structured meetings with each Director using a framework adapted from that employed in the two previous reviews. The report on the evaluation of the Board and its committees has been reviewed by the Board and has been used by the non-executive Directors, led by Sir Brian Moffat, in their evaluation of the performance of the Group Chairman. The review concluded that the board and its committees were functioning effectively. The Group Audit Committee, the Remuneration Committee, the Nomination Committee and the Corporate Social Responsibility Committee have also each undertaken a review of their terms of reference and their own effectiveness in 2005.

     Following the review of the Board, the Group Chairman has confirmed that the Directors standing for re-election at the Annual General Meeting continue to perform effectively and to demonstrate commitment to their roles. It is the intention of the Board of HSBC Holdings to continue to review its performance and that of its Directors annually.

     Seven regular Board meetings were held during 2005. Sir John Bond, Lord Butler, R K F Ch’ien, Baroness Dunn, D J Flint, W K L Fung, M F Geoghegan, S K Green, S Hintze, A W Jebson, Sir John Kemp-Welch, Sir Brian Moffat, Sir Mark Moody-Stuart, S W Newton, H Sohmen and

Sir Brian Williamson attended all of the Board meetings. R A Fairhead attended five of the Board meetings. W F Aldinger and C S Taylor attended the two Board meetings held before they ceased to be Directors. D G Eldon attended all four Board meetings held before his retirement. J D Coombe and J W J Hughes-Hallett attended all five of the Board meetings held following their appointments.

     During 2005, the non-executive Directors and the Group Chairman met three times to discuss Board performance and succession planning, and the non-executive Directors met once without the Group Chairman to discuss his performance.

     In addition to the meetings of the principal Committees referred to below, ten other meetings of committees of the Board were held during the year to discharge business delegated by the Board.

     All Directors attended the 2005 Annual General Meeting.

     The Board regularly reviews reports on progress against financial objectives, on business developments and on investor issues and external relations and receives reports from the Chairmen of Board Committees, the Group Chief Executive and the Chief Operating Officer. The Board also receives regular reports and presentations on strategy and developments in the customer groups and principal geographical areas. Regular reports are also provided to the Board, the Group Audit Committee and the Group Management Board on credit exposures and the loan portfolio, asset and liability management, liquidity, litigation and compliance and reputational issues. The agenda and supporting papers are distributed in advance of all Board and Committee meetings to allow time for appropriate review and to facilitate full discussion at the meetings.

     The Directors have free and open contact with management at all levels. Group Managing Directors and Group General Managers meet informally with Directors after Board meetings. Board offsite visits are made each year to enable Directors to see at first hand subsidiary company operations at their operating environments and to meet local management, employees and customers. In 2005 the Board visited Bermuda, India and the HSBC Management Training College in Hertfordshire, United Kingdom.

     The Board ensures all Directors, including non-executive Directors, develop an understanding of the views of major shareholders through attendance at analyst meetings following results announcements and other ad hoc meetings with investors and their representative bodies. In April 2005, the Board held

Back to Contents

an informal meeting with representatives of institutional shareholders to discuss corporate governance matters. An Investor Day, attended by executive and non-executive Directors, was held in September 2005. During 2005, major shareholders were consulted on the employee share plan proposals considered at the 2005 Annual General Meeting and the succession plans for the Group Chairman and Group Chief Executive.

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

     The Group Chairman’s principal commitments outside HSBC are as a non-executive Director of Ford Motor Company and of Vodafone Group plc.

     Full, formal and tailored induction programmes with particular emphasis on internal controls, are arranged for newly appointed Directors to enable them to familiarise themselves with HSBC. Opportunities to update and develop skills and knowledge, through externally-run seminars and through briefings by senior executives, are provided to all Directors. The terms and conditions of appointments of non-executive Directors are available for inspection at 8 Canada Square, London E14 5HQ and will be made available for 15 minutes before the Annual General Meeting and during the Meeting itself.

     The Articles of Association of HSBC Holdings provide that Directors are entitled to be indemnified out of the assets of the Company against claims from third parties in respect of certain liabilities arising in connection with the performance of their functions, in accordance with the provisions of the UK Companies Act 1985. Indemnity provisions of this nature have been in place during the financial year but have not been utilised by the Directors.

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

Group Management Board

The Group Management Board meets regularly and operates as a general management committee under the direct authority of the Board. The objective of the Group Management Board is to maintain a reporting and control structure whereby all of the line operations of HSBC are accountable to individual members of the Group Management Board, who in turn report to Group Chairman or Group Chief Executive. The members of the Group Management Board are S K Green (Chairman), Sir John Bond, D J Flint, M F Geoghegan and A W Jebson, all of whom are executive Directors, and V H C Cheng, C-H Filippi, S T Gulliver, D D J John, S N Mehta, Y A Nasr and J J Studzinski, all of whom are Group Managing Directors.

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

Group Audit Committee

The Group Audit Committee meets regularly with HSBC’s senior financial, internal audit, legal and compliance management and the external auditor to consider HSBC Holdings’ financial reporting, the nature and scope of audit reviews and the effectiveness of the systems of internal control and compliance. The members of the Group Audit Committee throughout 2005 were Sir Brian Moffat (Chairman), R K F Ch’ien, R A Fairhead and Sir John Kemp-Welch. J D Coombe was appointed a member of the Committee with effect from 1 July 2005. J W J Hughes-Hallett has been appointed a member of the Committee with effect from 1 June 2006. All members of the Committee are

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

independent non-executive Directors.

     The Board has determined that Sir Brian Moffat, R A Fairhead and J D Coombe are independent according to SEC criteria, may be regarded as audit committee independent financial experts for the purposes of section 407 of the Sarbanes-Oxley Act and as having recent and relevant financial experience.

     Since 2004 appointments to the Committee have been made for periods of up to three years, extendable by no more than two additional three-year periods, so long as members continue to be independent.

     Formal and tailored induction programmes are held for newly appointed Committee members and appropriate training is provided on an ongoing and timely basis.

     There were seven meetings of the Group Audit Committee during 2005. Sir John Kemp-Welch and Sir Brian Moffat attended all of the meetings; R K F Ch’ien attended five meetings; R A Fairhead attended six meetings; and J D Coombe attended each of the five meetings held following his appointment.

     At the beginning of each meeting, the Committee has the opportunity to meet with the external auditor, without management present, to facilitate the discussion of any matter relating to its remit and any issue arising from the audit. Similar arrangements have been adopted for the Committee to meet with the internal auditor.

     The terms of reference of the Committee, which are reviewed annually, are available at www.hsbc.com/committeeg. To ensure consistency of scope and approach by subsidiary company audit committees, the Group Audit Committee has established minimum core terms of reference for those committees. These are in the course of being adopted.

     The Group Audit Committee is accountable to the Board and assists the Board in meeting its responsibilities for maintaining an effective system of internal control and compliance and for meeting its external financial reporting obligations. The Committee is directly responsible on behalf of the Board for the selection, oversight and remuneration of the external auditor. The Committee receives frequent comprehensive reports from the Group General Manager Credit and Risk, the Head of Group Compliance, the Group General Manager, Legal and Compliance, the Group General Manager Internal Audit and the Head of Group Security and receives periodic presentations from other functional heads and line management.

     Regular comprehensive reports on the work of the internal audit function are submitted to the Committee. These reports include reports on frauds and special investigations and summaries of internal audit findings, regulatory reports and external auditors’ reports. The Committee also receives summaries of periodic peer reviews of the internal audit functions around HSBC.

     The Committee undertakes an annual review of the effectiveness of HSBC’s system of internal control. This is described on page 208. The Committee receives regular updates on changes in law, regulations and accounting standards and practices and the preparations being made to respond to those requirements, including the preparations for reporting on the review of internal financial reporting controls required by section 404 of the Sarbanes-Oxley Act.

     The Committee reports on its activities at each Board meeting and, twice annually, produces a written summary of its activities.

     The Committee has approved procedures for the receipt, retention and handling of complaints regarding accounting, internal accounting controls and auditing matters. The Committee receives regular reports regarding the nature, investigation and resolution of material complaints and concerns from the Head of Group Compliance.

     The Committee reviews and monitors the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The Committee receives reports from the external auditor on its own policies and procedures regarding independence and quality control and oversees the appropriate rotation of audit partners within the external auditor.

     The Group Audit Committee has adopted policies for the pre-approval of specific services that may be provided by the principal auditor, KPMG Audit Plc and its affiliates (‘KPMG’), since 2003. These policies are kept under review and amended as necessary to meet the dual objectives of ensuring that HSBC benefits in a cost effective manner from the cumulative knowledge and experience of its auditor, whilst also ensuring that the auditor maintains the necessary degree of independence and objectivity. These pre-approval policies apply to all services where HSBC Holdings or any of its subsidiaries pays for the service, or is a beneficiary or addressee of the service and has selected, or influenced the choice of, KPMG. All services entered into with KPMG during 2005 were pre-approved by the Group Audit Committee or were entered into

Back to Contents

under pre-approval policies established by the Group Audit Committee.

     The pre-approved services relate to the provision of objective advice, attestation type services or opinions on areas such as controls and are used as an input into management decision-making. They fall into the following four categories:

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

Other services

This category includes various other assurance and advisory services, such as training, or advice or assurance provided on specific elements of financial data and models, IT security and advice, and providing due diligence on financial reviews of HSBC customers and private equity investments.

     All services provided by KPMG relating to the implementation of section 404 of the Sarbanes-Oxley Act were specifically pre-approved by the Group Audit Committee.

     An analysis of the remuneration paid in respect of audit and non-audit services provided by KPMG for each of the last two years is disclosed in Note 8 on the Financial Statements.

     The Committee has recommended to the Board that KPMG Audit Plc be reappointed as Auditor at the forthcoming Annual General Meeting.

Remuneration Committee

The role of the Remuneration Committee and its membership are set out in the Directors’ Remuneration Report on page 215.

Nomination Committee

The Nomination Committee is responsible for leading the process for Board appointments and for identifying and nominating, for approval by the Board, candidates for appointment to the Board. Before recommending an appointment to the Board, the Committee evaluates the balance of skills, knowledge and experience on the Board and, in the light of this, identifies the role and capabilities required for a particular appointment. Candidates are considered on merit against these criteria. Care is taken to ensure that appointees have enough time to devote to HSBC. All Directors are subject to election by shareholders at the Annual General Meeting following their appointment and to re-election at least every three years. The members of the Nomination Committee throughout 2005 were Sir Brian Moffat (Chairman), Lord Butler, Baroness Dunn and Sir Brian Williamson.

     There were three Nomination Committee meetings during 2005, each of which was attended by all members.

     Following each meeting the Committee reports to the Board on its activities.

     The terms of reference of the Committee are available at www.hsbc.com/committeen.

     The appointments of J D Coombe, J W J Hughes-Hallett and S M Robertson as non-executive Directors were made on the advice and recommendation of the Nomination Committee. An external consultancy was used in connection with these appointments.

     As set out on page 205, the Committee conducted the selection process which recommended to the Board that S K Green succeed Sir John Bond

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

as Group Chairman at the conclusion of the 2006 Annual General Meeting and that M F Geoghegan succeed S K Green as Group Chief Executive.

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

     The Committee regularly reviews the structure, size and composition (including the skills, knowledge and experience required) of the Board and makes recommendations to the Board as appropriate. It keeps under review the leadership needs of HSBC, with a view to ensuring the continued ability of HSBC to compete effectively in the marketplace. The Board has satisfied itself that the Nomination Committee has in place appropriate plans for orderly succession to the Board and Senior Management positions as well as procedures to ensure an appropriate balance of skills and experience within HSBC and on the Board.

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee is responsible for overseeing Corporate Social Responsibility and Sustainability policies, principally environmental, social and ethical matters and for advising the Board, committees of the Board and executive management on such matters. The terms of reference of the Committee are available at www.hsbc.com/committeec. The members of the Committee throughout 2005 were Lord Butler (Chairman), W K L Fung, S Hintze, each of whom is an independent non-executive Director, and G V I Davis, E M Diggory and Lord May, who are non-Director members of the Committee. C S Taylor, a former independent non-executive Director, was a member of the Committee until 14 March 2005. Sir Mark Moody-Stuart, an independent non-executive Director, was appointed a member of the Committee from 29 April 2005.

     There were four meetings of the Corporate Social Responsibility Committee during 2005. Following each meeting the Committee reports to the Board on its activities.

     Further information is available in HSBC’s Corporate Social Responsibility Report 2005, available in April 2006.

Corporate Governance Codes

HSBC is committed to high standards of corporate governance. HSBC Holdings complied throughout the year with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council. The terms of reference of the Group Audit Committee and the Remuneration Committee were modified in February 2005 to incorporate certain provisions set out in the Code on Corporate Governance Practice in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which came into effect on 1 January 2005. HSBC Holdings has complied throughout the year with all other applicable code provisions of the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

     The Board of HSBC Holdings has adopted a code of conduct for transactions in HSBC Group securities by Directors that complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong has granted certain waivers from strict compliance with the Hong Kong Model Code, primarily to take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the year.

Differences in HSBC Holdings/New York Stock Exchange corporate governance practices

Under the New York Stock Exchange’s (‘NYSE’) corporate governance rules for listed companies, as a NYSE-listed foreign private issuer, HSBC Holdings must disclose any significant ways in which its corporate governance practices differ from those followed by US companies subject to NYSE listing standards. HSBC Holdings believes the following to be the significant differences between its corporate

Back to Contents

governance practices and NYSE corporate governance rules applicable to US companies.

     US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company incorporated in the United Kingdom to include in its Annual Report and Accounts a narrative statement of how it has applied the principles of the Combined Code on Corporate Governance issued by the Financial Reporting Council (‘Combined Code’) and a statement as to whether or not it has complied with the code provisions of the Combined Code throughout the accounting period covered by the Annual Report and Accounts. A company that has not complied with the Code provisions, or complied with only some of the Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. As stated above, HSBC Holdings complied throughout 2005 with the applicable code provisions of the Combined Code. The Combined Code does not require HSBC Holdings to disclose the full range of corporate governance guidelines with which it complies.

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

     Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During 2005, HSBC Holdings’ non-executive Directors met three times as a group with the Group Chairman, but with no other executive Directors present, and met once as a group without the Group Chairman or other executive Directors present. HSBC Holdings’ practice, in this regard, complies with the Combined Code.

     In accordance with the requirements of the Combined Code, HSBC Holdings discloses in its annual report how the Board, its committees and the Directors are evaluated and the results of the evaluation (on pages 202 to 203) and it provides extensive information regarding Directors’ compensation in the Directors’ Remuneration Report (on pages 215 to 232). The terms of reference of HSBC Holdings’ Audit, Nomination and Remuneration Committees are available at www.hsbc.com/committeeb.

     NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. In addition to the Group Business Principles and Values, which apply to the employees of all HSBC companies, pursuant to the requirements of the Sarbanes-Oxley Act the Board of HSBC Holdings has adopted a Code of Ethics applicable to the Group Chairman, the Group Finance Director and Group Chief Accounting Officer. HSBC Holdings’ Code of Ethics is available on www.hsbc.com/codeofethics or from the Group Company Secretary at 8 Canada Square, London E14 5HQ. If the Board amends or waives the provisions of the Code of Ethics, details of the amendment or waiver will appear at the same website address. During 2005 HSBC Holdings made no amendments to its Code of Ethics and granted no waivers from its provisions. The Group Business Principles and Values is available on www.hsbc.com/businessprinciplesandvalues.

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

     Since July 2005 HSBC Holdings has been required to submit annual and interim written affirmations of compliance with applicable NYSE corporate governance standards, similar to the affirmations required of NYSE listed US companies. The first annual affirmation was submitted to the NYSE in August 2005.

Internal control

The Directors are responsible for internal control in HSBC and for reviewing its effectiveness. Procedures have been designed for safeguarding assets against unauthorised use or disposition; for maintaining proper accounting records; and for the reliability of financial information used within the business or for publication. Such procedures are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement, errors, losses or fraud. The procedures also enable HSBC Holdings to discharge its obligations under the Handbook of Rules and Guidance issued by the Financial Services Authority, HSBC’s lead regulator.

     The key procedures that the Directors have established are designed to provide effective internal control within HSBC and accord with the Internal Control: Revised Guidance for Directors on the Combined Code issued by the Financial Reporting Council. Such procedures for the ongoing identification, evaluation and management of the significant risks faced by HSBC have been in place throughout the year and up to 6 March 2006, the date of approval of the Annual Report and Accounts 2005. In the case of companies acquired during the year, including Metris Companies Inc., the internal controls in place are being reviewed against HSBC’s benchmarks and integrated into HSBC’s systems.

     HSBC’s key internal control procedures include the following:

•	Authority to operate the various subsidiaries is delegated to their respective chief executive officers within limits set by the Board of Directors of HSBC Holdings or by the Group Management Board under powers delegated by the Board. Sub-delegation of authority from the Group Management Board to individuals requires these individuals, within their respective delegation, to maintain a clear and appropriate apportionment of significant responsibilities and to oversee the establishment and maintenance of systems of controls appropriate to the business. The appointment of executives to the most senior positions within HSBC requires the approval of the Board of Directors of HSBC Holdings.

•	Functional, operating, financial reporting and certain management reporting standards are established by Group Head Office management for application across the whole of HSBC. These are supplemented by operating standards set by functional and local management as required for the type of business and geographical location of each subsidiary.

•	Systems and procedures are in place in HSBC to identify, control and report on the major risks including credit, changes in the market prices of financial instruments, liquidity, operational error, breaches of law or regulations, unauthorised activities and fraud. Exposure to these risks is monitored by asset and liability committees and executive committees in subsidiaries and by the Group Management Board for HSBC as a whole. A Risk Management meeting, chaired by the Group Finance Director, is held each month. The Risk Management meeting addresses asset and liability management issues. Minutes of the Risk Management meeting are submitted to the Group Management Board and the Group Audit Committee.

•	Processes are in place to identify new risks from changes in market practices or customer behaviours which could expose HSBC to heightened risk of loss or reputational damage. During 2005 additional attention was directed towards evolving best practice in the areas of internet fraud, counterparty risk management policy following the publication of the Corrigan

Back to Contents

report in July 2005 and responding to new public policy initiatives governing sales practices.

•	Periodic strategic plans are prepared for customer groups, global product groups, key support functions and certain geographies within the framework of the Group Strategic Plan. Operating plans are prepared and adopted by all HSBC companies annually, setting out the key business initiatives and the likely financial effects of those initiatives.

•	Centralised functional control is exercised over all computer system developments and operations. Common systems are employed for similar business processes where practicable. Credit and market risks are measured and reported on in subsidiaries and aggregated for review of risk concentrations on a Group-wide basis.

•	Responsibilities for financial performance against plans and for capital expenditure, credit exposures and market risk exposures are delegated with limits to line management in the subsidiaries. In addition, functional management in Group Head Office is responsible for setting policies, procedures and standards in the following areas of risk: credit risk; market risk; liquidity risk; operational risk; IT risk; insurance risk; accounting risk; tax risk; legal and regulatory compliance risk; human resources risk; reputational risk and purchasing risk; and for certain global product lines.

•	Policies to guide subsidiary companies and management at all levels in the conduct of business to safeguard the Group’s reputation are established by the Board of HSBC Holdings and the Group Management Board, subsidiary company boards, board committees or senior management. Reputational risks can arise from social, ethical or environmental issues, or as a consequence of operational risk events. As a banking group, HSBC’s good reputation depends upon the way in which it conducts its business but it can also be affected by the way in which clients, to which it provides financial services, conduct their business.

•	The internal audit function, which is centrally controlled, monitors the effectiveness of internal control structures across the whole of HSBC. The work of the internal audit function is focused on areas of greatest risk to HSBC as determined by a risk-based approach. The head of this function reports to the Group Chairman and the Group Audit Committee.
•	Management is responsible for ensuring that recommendations made by the internal audit function are implemented within an appropriate and agreed timetable. Confirmation to this effect must be provided to internal audit. Management must also confirm annually to internal audit that offices under their control have taken or are in the process of taking the appropriate actions to deal with all significant recommendations made by external auditors in management letters or by regulators following regulatory inspections.

     The Group Audit Committee has kept under review the effectiveness of this system of internal control and has reported regularly to the Board of Directors. The key processes used by the Committee in carrying out its reviews include: regular reports from the heads of key risk functions; the production annually of reviews of the internal control framework applied at Group Head Office and major operating subsidiary level measured against HSBC benchmarks, which cover all internal controls, both financial and non-financial; semi-annual confirmations from chief executives of principal subsidiary companies that there have been no material losses, contingencies or uncertainties caused by weaknesses in internal controls; internal audit reports; external audit reports; prudential reviews; and regulatory reports.

     The Directors, through the Group Audit Committee, have conducted an annual review of the effectiveness of HSBC’s system of internal control covering all material controls, including financial, operational and compliance controls and risk management systems. The Group Audit Committee has received confirmation that management has taken or is taking the necessary action to remedy any failings or weaknesses identified through the operation of HSBC’s framework of controls.

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

     HSBC provides information in its Corporate Social Responsibility Report and website (www.hsbc.com/csr) on the extent to which it has complied with its social, ethical and environmental risk management policies. Aspects covered include: how HSBC is implementing and applying the Equator Principles to manage the environmental and social risks in project finance; employee diversity; environmental management; and health and safety. HSBC is using the guidelines of the Global Reporting Initiative in producing its 2005 Corporate Social Responsibility Report. Third party scrutiny of the assertions made in the report is provided through an assurance process conducted by URS Verification Limited, including a commentary in the report and on the HSBC website. HSBC’s direct environmental performance data is verified by Den Norske Veritas. HSBC also participates in the Dow Jones

Sustainability Index, FTSE4Good and Business in the Community’s Environment Index. HSBC’s Corporate Social Responsibility Report 2005 will be available at www.hsbc.com/csrreport from late-April 2006.

Financial risk management

The financial risk management objectives and policies of HSBC Holdings and its subsidiary undertakings included in the consolidation, in relation to the use of financial instruments, together with an analysis of the exposure to price, credit, liquidity and cash flow risks, as required under the Companies Act and International Financial Reporting Standards are set out in the risk management section of the Financial Review on pages 115 to 172 and in Note 17 and part of Note 47 on the Financial Statements on pages 285 and 375 respectively.

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

     HSBC faces a range of threats from terrorists and criminals across the world. In particular, over recent years the threat from international terrorism has become significant in a number of areas where HSBC operates. This threat has mainly manifested itself in bomb attacks such as the one in Istanbul in 2003 in which HSBC’s Turkish headquarters building was attacked. Despite suffering tragic loss of life and major damage, existing security measures and well-managed contingency procedures ensured the business was able to return to normal operations the following day.

     Group Security provides regular risk assessments in areas of increased risk to assist management in judging the level of terrorist threat. In addition, Regional Security functions conduct regular security reviews to ensure measures to protect HSBC staff, buildings, assets and information are appropriate for the level of threat.

Back to Contents

Communication with shareholders

Communication with shareholders is given high priority. Extensive information about HSBC’s activities is provided in the Annual Report and Accounts, Annual Review and the Interim Report which are sent to shareholders and are available on www.hsbc.com. There is regular dialogue with institutional investors and enquiries from individuals on matters relating to their shareholdings and the business of HSBC are welcomed and are dealt with in an informative and timely manner. All shareholders are encouraged to attend the Annual General Meeting or the informal meeting of shareholders held in Hong Kong to discuss the progress of HSBC.

Directors’ interests

According to the registers of Directors’ interests maintained by HSBC Holdings pursuant to section 325 of the Companies Act 1985 and section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at the year-end had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associated corporations:

HSBC Holdings ordinary shares of US$0.50

			At 31 December 2005

							Jointly					Percentage
	At			Child			with					of ordinary
	1 January		Beneficial	under 18			another			Total		shares
	2005		owner	or spouse	Trustee		person	Other		Interests	[1]	in issue

Sir John Bond	451,531		389,897	3,743	–		121,160	–		514,800		0.00
R K F Ch’ien	47,796		49,835	–	–		–	–		49,835		0.00
J D Coombe	40,659	[2]	6,000	–	36,195	[3]	–	–		42,195		0.00
Baroness Dunn	164,411		141,560	–	28,650	[3]	–	–		170,210		0.00
D J Flint	81,271		54,726	–	27,000		–	–		81,726		0.00
W K L Fung	328,000		328,000	–	–		–	–		328,000		0.00
M F Geoghegan	37,795		73,536	–	–		–	–		73,536		0.00
S K Green	243,659		233,434	16,359	–		45,355	–		295,148		0.00
S Hintze	2,037		2,037	–	–		–	–		2,037		0.00
J W J Hughes-Hallett	3,053,983	[2]	–	–	2,119,229	[3]	–	–		2,119,229		0.02
A W Jebson	83,628		108,099	–	–		–	–		108,099		0.00
Sir John Kemp-Welch	96,800		127,300	7,000	6,000	[3]	–	–		140,300		0.00
Sir Brian Moffat	11,157		–	–	–		11,632	–		11,632		0.00
Sir Mark Moody-Stuart	10,840		5,000	840	5,000	[3]	–	–		10,840		0.00
S W Newton	5,170		5,391	–	–		–	–		5,391		0.00
H Sohmen	3,270,147		–	1,302,274	–		–	2,067,873	[4]	3,370,147		0.03
Sir Brian Williamson	15,865		16,543	–	–		–	–		16,543		0.00

1	Details of executive Directors’ other interests in HSBC Holdings ordinary shares of US$0.50 arising from share option plans, The HSBC Share Plan and the HSBC Holdings Restricted Share Plan 2000 are set out in the Directors’ Remuneration Report on pages 215 to 232.
2	Interests at 1 March 2005 – date of appointment.
3	Non-beneficial.
4	Interests held by private investment companies.

     Sir John Bond has an interest as beneficial owner in £290,000 of HSBC Capital Funding (Sterling 1) L.P. 8.208 per cent Non-cumulative Step-up Perpetual Preferred Securities, which he held throughout the year.

     S K Green has an interest as beneficial owner in €75,000 of HSBC Holdings plc 5½ per cent Subordinated Notes 2009 which he held throughout the year. During the year he ceased to have an interest in £100,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005.

     J W J Hughes-Hallett has a non-beneficial interest as Trustee in £4,700,000 of HSBC Capital Funding (Sterling 1) L.P. 8.208 per cent Non-cumulative Step-up Perpetual Preferred Securities, which he acquired during the year.

     During the year, H Sohmen ceased to have a corporate interest in £1,200,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005.

     As Directors of HSBC France, S K Green and M F Geoghegan each have an interest as beneficial

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

owner in one share of €5 in that company, which they held throughout the year. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of HSBC France.

     As Directors of HSBC Private Banking Holdings (Suisse), S K Green and M F Geoghegan each have an interest as beneficial owner in one share of CHF1,000, which they held during the year. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of HSBC Private Banking Holdings (Suisse).

     At 31 December 2005, the aggregate interests under the Securities and Futures Ordinance of Hong Kong of the executive Directors in HSBC Holdings ordinary shares of US$0.50 (each of which represents less than 0.01 per cent of the shares in issue, unless otherwise stated), including interests arising through share option plans, the Restricted Share Plan and The HSBC Share Plan are: Sir John Bond – 1,663,088 (0.01 per cent of shares in issue); D J Flint – 668,647; M F Geoghegan – 549,492; S K Green – 1,097,718 (0.01 per cent of shares in issue); and A W Jebson –709,751.

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

     Since the end of the year, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

HSBC Holdings ordinary shares of US$0.50

			Child
	Beneficial		under 18		Jointly with		Beneficiary
	owner		or spouse		another person		of a trust

Sir John Bond	67	[1]	28	[2]	–		10,846	[3]
R K F Ch’ien	429	[4]	–		–		–
Baroness Dunn	1,222	[4]	–		–		–
D J Flint	492	[5]	–		–		5,045	[6]
M F Geoghegan	533	[7]	–		–		4,106	[6]
S K Green	2,040	[8]	141	[4]	–		6,903	[6]
A W Jebson	933	[4]	–		–		5,192	[6]
Sir Brian Moffat	–		–		100	[4]	–
S W Newton	46	[4]	–		–		–
Sir Brian Williamson	143	[4]	–		–		–

1	Comprises the automatic reinvestment of dividend income by an Individual Savings Account and Personal Equity Plan manager (35 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (25 shares) and the automatic reinvestment of dividend income on shares held in the plan (7 shares).
2	The automatic reinvestment of dividend income by an Individual Savings Account and Personal Equity Plan manager.
3	Comprises scrip dividend on awards held under The HSBC Share Plan and the HSBC Holdings Restricted Share Plan 2000 (9,915 shares) and on shares held in a Trust (931 shares).
4	Scrip dividend.
5	Comprises scrip dividend on shares held as beneficial owner (425 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (25 shares), the automatic reinvestment of dividend income on shares held in the plan (7 shares) and by the automatic reinvestment of dividend income by an Individual Savings Account and Personal Equity Plan manager (35 shares).
6	Scrip dividend on awards held under The HSBC Share Plan and the HSBC Holdings Restricted Share Plan 2000.
7	Exercise of an option awarded in 2000 under the HSBC Savings-Related Share Option Plan: International; options over 26 shares lapsed.
8	Comprises scrip dividend on shares held as beneficial owner (2,008 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through normal monthly contributions (25 shares) and the automatic reinvestment of dividend income on shares held in the plan (7 shares).

     S M Robertson held, on his appointment as a Director on 3 January 2006, a non-beneficial interest as Trustee in 36,195 HSBC Holdings ordinary shares.

     Since the end of the year, the non-beneficial interests of J W J Hughes-Hallett as Trustee of two

Trusts have decreased by a net 44,194 HSBC Holdings ordinary shares.

     There have been no other changes in Directors’ interests from 31 December 2005 to the date of this Report. Any subsequent changes up to the last practicable date before the publication of the ‘Notice

Back to Contents

of Annual General Meeting’ will be set out in the notes to that Notice.

     At 31 December 2005, Directors and Senior Management held, in aggregate, beneficial interests in 26,043,491 HSBC Holdings ordinary shares (0.2 per cent of the issued ordinary shares).

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

     It is HSBC Holdings’ practice to organise payment to its suppliers through a central accounts function operated by its subsidiary, HSBC Bank. Included in the balance with HSBC Bank is the amount due to trade creditors which, at 31 December 2005, represented 22 days’ average daily purchases of goods and services received from such creditors, calculated in accordance with the Companies Act 1985, as amended by Statutory Instrument 1997/571.

Notifiable interests in share capital

According to the register maintained by HSBC Holdings under section 211 of the Companies Act 1985:
•	Legal and General Investment Management Limited gave notice on 11 June 2002 that it had an interest in 284,604,788 HSBC Holdings ordinary shares, representing 3.01 per cent of the ordinary shares in issue at that date;

•	Barclays PLC gave notice on 2 June 2005 that it had an interest in 351,871,399 HSBC Holdings ordinary shares representing 3.14 per cent of the ordinary shares in issue on that date; and

•	Credit Suisse First Boston gave notice on 30 November 2005 that it had an interest in 553,491,660 HSBC Holdings ordinary shares, representing 4.89 per cent of the ordinary shares in issue at that date.

     There are no notifiable interests in the equity share capital recorded in the register maintained under section 336 of the Securities and Futures Ordinance of Hong Kong.

     In compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited at least 25 per cent of the total issued share capital of HSBC Holdings has been held by the public at all times during 2005 and up to the date of this Report.

Dealings in HSBC Holdings shares

Except for dealings as intermediaries by HSBC Bank, HSBC Financial Products (France) and The Hongkong and Shanghai Banking Corporation, which are members of a European Economic Area exchange, neither HSBC Holdings nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings during the year ended 31 December 2005.

Donations

During the year, HSBC made charitable donations totalling US$81.4 million. Of this amount,

Back to Contents

H S B C   H O L D I N G S   P L C

Report of the Directors (continued)

US$28.9 million was given for charitable purposes in the United Kingdom.

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

Annual General Meeting

The Annual General Meeting of HSBC Holdings will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 26 May 2006 at 11.00am.

An informal meeting of shareholders will be held at Level 28, 1 Queen’s Road Central, Hong Kong on Tuesday 23 May 2006 at 4.30pm.

A live webcast of the Annual General Meeting will be available on www.hsbc.com. From shortly after the conclusion of the Meeting until 30 June 2006 a recording of the proceedings will be available on www.hsbc.com.

Auditor

KPMG Audit Plc has expressed its willingness to continue in office. The Group Audit Committee and the Board recommend that it be reappointed. A resolution proposing the reappointment of KPMG Audit Plc as auditor of HSBC Holdings and giving authority to the Group Audit Committee to determine its remuneration will be submitted to the forthcoming Annual General Meeting.

On behalf of the Board
R G Barber, Secretary	6 March 2006

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report

Remuneration Committee

The Remuneration Committee meets regularly to consider human resource issues, particularly terms and conditions of employment, remuneration, retirement benefits, development of high potential employees and key succession planning. The Remuneration Committee seeks to respond to the variety of environments and circumstances which are faced by different businesses in different markets at different times and has in place appropriate policies and procedures to monitor the size of the potential remuneration awards and resulting company liabilities. The Remuneration Committee reviews the incentive plans on an ongoing basis to ensure that they remain effective and appropriate to HSBC’s circumstances and prospects.

     The members of the Remuneration Committee throughout 2005 were Sir Mark Moody-Stuart (Chairman), W K L Fung, S Hintze and Sir John Kemp-Welch. J D Coombe has been appointed a member of the Committee with effect from 1 June 2006.

     There were seven meetings of the Remuneration Committee during 2005. S Hintze, Sir Mark Moody-Stuart and Sir John Kemp-Welch attended all of these meetings and W K L Fung attended six meetings. Following each meeting the Committee reports to the Board on its activities. The terms of reference of the Committee are available at www.hsbc.com/committeer.

     Towers Perrin, a firm of specialist human resources consultants, has been appointed by the Committee to provide independent advice on executive remuneration issues. As a global firm, Towers Perrin also provides other remuneration, actuarial and retirement consulting services to various parts of HSBC. Other than the provision of expert advice in these areas to the Remuneration Committee and to HSBC, Towers Perrin have no connection with HSBC. Other consultants are used from time to time to validate their findings. The Remuneration Committee also receives advice from the Group General Manager, Human Resources, J C S Rankin until 31 December 2005 and P W Boyles since 1 January 2006, and the Senior Executive, Group Reward Management, P M Wood.

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

     The Remuneration Committee applies the following key principles:

•	to ensure that the total remuneration package (salary, bonus, long-term incentive awards and other benefits) is competitive in relation to comparable organisations in each of the countries or regions in which HSBC operates;

•	to offer fair and realistic salaries with an important element of variable pay, differentiated by performance;

•	through awards of shares (and in limited circumstances, share options) to recognise high performance and retain key talent; and

•	since 1996, to follow a policy of moving progressively from defined benefit to defined contribution Group pension schemes for new employees only.

In line with these principles:

•	employees’ salaries are reviewed annually in the context of individual and business performance, market practice, internal relativities and competitive market pressures. Allowances and benefits are largely determined by local market practice;

•	employees participate in various bonus arrangements. The level of performance-related variable pay depends upon the performance of constituent businesses and the individual concerned. Variable bonus plans emphasise revenue growth whilst retaining a strong link to expense control; other key measures taken into

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

account in determining individual bonus levels include customer relationships; full utilisation of professional skills; and adherence to HSBC’s ethical standards, internal controls and procedures. Bonus ranges are reviewed in the context of prevailing market practice; and

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

     Following a comprehensive review of share-based remuneration arrangements, The HSBC Share Plan was approved at the 2005 Annual General Meeting. The arrangements for the most senior executives of HSBC are described under ‘Long-term incentive plan’ on page 219.

     Below the senior executive level and in the context of an employee’s total remuneration package, the practice of awarding share options at all levels within HSBC has been reviewed. Commencing with awards made in 2005, restricted shares will be granted to a substantially smaller number of executives than those who previously received share options, with awards focused on those individuals who bring key talents and high levels of performance to the Group. These awards will normally vest after three years, subject to the individual remaining in employment. Awards of share options will only be granted in limited circumstances. For those who will normally no longer be eligible to receive awards of shares or share options, variable bonus arrangements have been reviewed and enhanced, as appropriate, taking account of local markets. Such changes may include an element of deferral.

     In 2003, under the HSBC Holdings Group Share Option Plan, share option awards were made to some 35,000 high performing employees (approximately the top 20 per cent of performers) below senior management who are still with HSBC. The awards included those at the most junior levels in the organisation. Of the awards of share options, over 95 per cent were granted subject to the achievement of the same performance conditions as apply to awards of shares under the HSBC Holdings

Restricted Share Plan 2000 (as described under ‘Arrangements from 2000-2004’ on pages 221 to 223, below). In addition, in some areas, performance was rewarded by bonuses rather than share options. Awards of share options with performance conditions were relatively modest, but form an important part of performance motivation of frontline staff. The range of awards was up to 10,000 shares under option with an average award of 1,100. With a recent share price of £9.50 and an option price of £6.91 this would translate to an average gain of £2,850. Some 60 per cent of those granted awards in 2003 received awards of 1,000 shares under option or fewer.

     The Total Shareholder Return (TSR) comparison with the defined Benchmark is not due to be made until 31 March 2006. As at 28 February 2006 HSBC’s TSR, while showing growth of 67 per cent since the beginning of the measurement period in March 2003, is lower than the Benchmark TSR. A performance condition based on a single TSR test against a comparator group is very sensitive to the relative position at the start of the measurement period. HSBC’s share price at the start of the measurement period for the 2003 awards under the HSBC Holdings Group Share Option Plan was at an unusually high level compared to historical relationships within the comparator group. Several companies in the comparator group have subsequently recovered from the historically low ratings they experienced in 2003, thereby affecting HSBC’s relative TSR performance over the measurement period.

     While not currently meeting the TSR performance condition for the 2003 awards under the HSBC Holdings Group Share Option Plan, HSBC Holdings has delivered impressive and sustained performance and shareholder returns over the same period. EPS for 2002 (which was calculated on a UK GAAP basis, excluding goodwill amortisation) was US$0.76 and for 2005 (now prepared under IFRSs) it was US$1.36, representing an increase of 79 per cent. Dividends per share have grown by 38 per cent over the same period. The cash return on cash invested has improved from 12.9 per cent in 2002 to 15.7 per cent in 2005.

     In light of the above, the Committee has decided that if the performance condition is not satisfied at the end of March 2006, the Committee will exercise its discretion to waive the performance condition in respect of the 2003 awards under the HSBC Holdings Group Share Option Plan. This waiver will not apply to awards with performance conditions which were granted to senior executives under the

Back to Contents

French sub-plan of the HSBC Holdings Group Share Option Plan.

     To encourage greater participation in the HSBC Holdings Savings-Related Share Option Plan: International, two amendments were approved at the 2005 Annual General Meeting. The first was the introduction of the facility to save and have option prices expressed in US dollars, Hong Kong dollars and euros as well as in pounds sterling. The maximum savings limit of £250 per month will continue to apply but be converted to the other currencies on a consistent and appropriate date. The second amendment gives individuals the choice of options over one year in addition to three and five year terms. This change carries tax advantages in certain jurisdictions.

     The impact on earnings per share of granting share options which are to be satisfied by the issue of new shares is shown in diluted earnings per share on the face of the consolidated income statement, with further details disclosed in Note 12 on the Financial Statements on page 276. The effect on basic earnings per share of exercising all outstanding share options would be to dilute it by 0.42 per cent.

     Employee share plans are subject to the following limits on the number of HSBC Holdings ordinary shares that may be subscribed for. In any 10-year period not more than 10 per cent of the HSBC Holdings ordinary shares in issue from time to time (approximately 1,137 million at 6 March 2006) may in aggregate become issuable pursuant to the grant of options or be issued other than pursuant to options under all-employee share plans. In any 10-year period not more than 5 per cent of the HSBC Holdings ordinary shares in issue from time to time (approximately 568 million ordinary shares at 6 March 2006) may in aggregate be put under option under The HSBC Share Plan or be issuable pursuant to the HSBC Holdings Group Share Option Plan, the HSBC Executive Share Option Scheme, The HSBC Holdings Restricted Share Plan 2000 or The HSBC Share Plan. The number of HSBC Holdings ordinary shares that may be issued on exercise of all options granted on or after 27 May 2005 under The HSBC Share Plan and any other plans must not exceed 1,119,000,000 HSBC Holdings ordinary shares. In the 10-year period to 31 December 2005, less than 600,000,000 HSBC Holdings ordinary shares had been issued or could become issuable under all-employee share plans and less than 350 million HSBC Holdings ordinary shares had been issued or could become issuable under discretionary employee share plans, including the HSBC Holdings Group Share Option Plan, the HSBC Holdings Restricted Share Plan 2000 and The HSBC Share Plan.

     The new UK pensions tax regime introduced by the Finance Act 2004 means that the current pension arrangements may cease to be tax effective for some employees. The changes become effective from 6 April 2006. In anticipation of these changes, the Remuneration Committee established some principles when formulating its policy response:

1.	the cost of executive pension provision should not increase;

2.	HSBC should not compensate individuals for changes in the tax regime; and

3.	HSBC should make available an effective alternative form of reward where current pension provision is no longer tax effective for senior executives.

     After taking advice and considering market data, all UK employees whose pension arrangements may cease to be a tax effective reward mechanism with defined benefit pension provision will be offered the following choices:

1.	retain their current pension plan membership; or

2.	opt-out of the current pension plan to receive either (i) a salary supplement, paid monthly, in lieu of pension provision; or (ii) a pension promise from HSBC that will pay the same benefit as if the executive had continued in the current plan (provided on an unfunded basis).

     UK employees whose pension arrangements may cease to be a tax effective reward mechanism with defined contribution pension provision will be offered the following choices:

1.	retain their current pension plan membership; or

2.	a salary supplement, paid monthly, in lieu of pension provision of the same amount as the current employer pension contribution.

Directors and Senior Management

HSBC’s operations are substantial, diverse and international; for example, over 79 per cent of profit before tax is derived from outside the United Kingdom.

     The HSBC Holdings’ Board comprises 15 non-executive Directors and five executive Directors. With businesses in 76 countries and territories, HSBC aims to attract Directors with a variety of experience, both in its key areas of activity and internationally. The Board currently includes nationals of four different countries. The five executive Directors, seven Group Managing Directors and 29 Group General Managers have in total more than 945 years of service with HSBC.

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

Directors’ fees

Directors’ fees are regularly reviewed and compared with other large international companies. The current fee, which was approved by shareholders in 2004, is £55,000 per annum. With effect from 1 January 2005, all executive Directors waived their rights to receive a Director’s fee from HSBC Holdings. Having considered comprehensive data it is clear that the current Director’s fee is below the level paid in other major UK companies. The approval of shareholders will therefore be sought at the 2006 Annual General Meeting for the fee for non-executive Directors to be increased to £65,000 per annum with effect from 1 January 2006.

     In addition, non-executive Directors receive, from 1 January 2006, the following fees:

Chairman, Audit Committee	£50,000 p.a.
Member, Audit Committee	£20,000 p.a.

During 2005, seven Audit Committee meetings were held. A Director’s commitment to each meeting, including preparatory reading and review, can be 15 hours or more.

Chairman, Remuneration Committee	£40,000 p.a.
Member, Remuneration Committee	£20,000 p.a.

During 2005, seven meetings of the Remuneration Committee were held.

Chairman, Nomination Committee	£30,000 p.a.
Member, Nomination Committee	£20,000 p.a.

During 2005, three meetings of the Nomination Committee were held.

Chairman, Corporate Social
Responsibility Committee	£30,000 p.a.
Member, Corporate Social
Responsibility Committee	£20,000 p.a.

During 2005, four meetings of the Corporate Social Responsibility Committee were held.

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

To ensure that the executive Directors’

remuneration packages are competitive having regard to the broad international nature of the Group, each year the Remuneration Committee considers market data on senior executive remuneration arrangements within organisations that are considered key competitors.

     In 2005, a review of the competitive peer groups was undertaken to ascertain their continued relevance to roles at HSBC Holdings. The review resulted in a slight change in the composition and emphasis of the peer groups so that for the 2006 review they consisted primarily of:

•	FTSE30 companies with significant international operations in the US and/or in Asia-Pacific. This peer group comprised 22 companies and representative companies include: Anglo American plc, AstraZeneca plc, Barclays PLC, BP p.l.c., Diageo plc, GlaxoSmithKline plc, Prudential plc, Reckitt Benckiser plc, Rio Tinto plc, The Royal Bank of Scotland Group plc, Royal Dutch Shell plc, Standard Chartered PLC, Unilever PLC and Vodafone Group plc.

•	European banks with significant domestic and/or global operations/influences. These banks include ABN AMRO Holding N.V., Banco Bilbao Vizcaya Argentaria S.A., Banco Santander Central Hispano S.A., Credit Suisse Group and Deutsche Bank AG.

     Although not used for setting remuneration benchmarks, the Remuneration Committee also considers it important to be mindful of trends in the level and structure of executive reward in the United States banking sector. Market information is monitored for major US institutions of a comparable size and complexity to HSBC Holdings, including: Bank of America Corporation, Citigroup Inc. and JPMorgan Chase & Co.

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

     Each component of executive Directors’ remuneration is explained in detail below as it

Back to Contents

applies to 2006 and, as far as possible, for subsequent years. Any changes in policy for subsequent years will be described in future reports on Directors’ remuneration.

Salary

The Committee reviews salary levels for executive Directors each year in the same context as other employees. With reference to market practice and taking account of the international nature of the Group, the Committee benchmarks the salary of each Director and member of Senior Management against those of comparable executives in large, diverse companies.

     Base salaries with effect from March 2006 will be:

Sir John Bond	£1,400,000
D J Flint	£575,000
M F Geoghegan	£1,000,000
S K Green	£1,250,000
A W Jebson	£550,000

     To assist with a smooth transition to the revised organisation structure announced in November 2005 and with the aim of having only one salary adjustment per year, the salary increases for S K Green and M F Geoghegan incorporate adjustments for their new appointments as Group Chairman and Group Chief Executive respectively.

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

     As part of the comprehensive review of share-based remuneration in 2004-2005, the Remuneration Committee considered whether the continued use of Performance Shares was appropriate. The Committee considered several other types of arrangement but concluded that Performance Shares remain the most appropriate vehicle for HSBC’s executive Directors and Senior Management.

     Following approval at the 2005 Annual General Meeting, The HSBC Share Plan has replaced the HSBC Holdings Restricted Share Plan 2000 and the HSBC Holdings Group Share Option Plan as the plan under which long-term incentive awards are made.

     The vesting of Performance Share awards under The HSBC Share Plan is more challenging and highly geared to performance than under the previous arrangements. Vesting is now based on two independent measures, relative TSR and growth in earnings per share, both of which are considered by the Remuneration Committee to be key measures of the Group’s overall business success.

     Awards under The HSBC Share Plan can be up to a maximum of seven times salary. Whilst having flexibility to make awards at this level in certain exceptional circumstances, the Remuneration Committee does not intend seven times salary to be the normal level of award. The average face value of the awards proposed for executive Directors is 2.3 times base salary; proposed individual awards are set out in the table below. The average face value of awards proposed for 2006 for Group Managing Directors and Group General Managers is 1.6 times salary; no award is higher than four times salary.

     Further details of the performance conditions and vesting arrangements for The HSBC Share Plan are set out below. A summary of the arrangements relevant to previous awards of Performance Shares under The HSBC Holdings Restricted Share Plan 2000 is also given.

2006 awards

The Remuneration Committee is proposing that the conditional awards shown in the table below should be made to executive Directors in 2006. The table shows the face value of the full conditional awards and their approximate expected value.

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

	Face	Expected
	value	value
	£000	£000
D J Flint	1,600	704
M F Geoghegan	2,000	880
S K Green	2,500	1,100

Total	6,100	2,684

     The higher face value of these awards reflects the significantly more challenging vesting schedule of The HSBC Share Plan where maximum value will only be released to the individual if Group performance is at a very high level.

     The Trustee to the Plan will be provided with funds to acquire HSBC Holdings ordinary shares at an appropriate time after the announcement of the annual results.

     Sir John Bond and A W Jebson, who are to retire at the conclusion of the forthcoming Annual General Meeting, will not receive long-term incentive awards in 2006.

Performance conditions

Awards of Performance Shares under The HSBC Share Plan are divided into two equal parts subject to separate performance conditions measured over a three-year performance period (‘the performance period’):

•	the Total Shareholder Return award (‘TSR award’): one half of the award of Performance Shares will be subject to a relative TSR measure. TSR is defined as the growth in share value and declared dividend income, measured in sterling, during the relevant period. In calculating TSR, dividend income is assumed to be reinvested in the underlying shares. As the comparator group includes companies listed on overseas markets, a common currency is used to ensure that TSR is measured on a consistent basis; and

•	the earnings per ordinary share award (‘EPS award’): the other half of the Performance Share award will be based upon the absolute growth in EPS achieved by HSBC Holdings. For this purpose, EPS means the profit attributable to the shareholders (expressed in US dollars), divided by the weighted average number of ordinary shares in issue and held outside the Group during the year in question.

     The TSR award is based on HSBC’s ranking against a comparator group of 28 major banks. The comparator group will generally comprise the largest banks in the world measured in terms of market capitalisation, having regard to the geographic spread and the nature of the activities of each bank. The Remuneration Committee will use these criteria in selecting any replacements to the comparator group that may be necessary during the performance period, for example because a bank ceases to exist or to be quoted or if its relevance to HSBC as a comparator significantly diminishes.

     The TSR comparator group at 6 March 2006 comprises ABN AMRO Holding N.V., Banco Bilbao Vizcaya Argentaria S.A, Banco Santander Central Hispano S.A., Bank of America Corporation, The Bank of New York Company, Inc., Barclays PLC, BNP PARIBAS S.A., Citigroup Inc., Crédit Agricole S.A., Credit Suisse Group, Deutsche Bank AG, HBOS plc, JPMorgan Chase & Co., Lloyds TSB Group plc, Mitsubishi Tokyo Financial Group, Inc., Mizuho Financial Group, Inc., Morgan Stanley, National Australia Bank Limited, Royal Bank of Canada, The Royal Bank of Scotland Group plc, Société Générale, Standard Chartered PLC, UBS AG, UniCredito Italiano S.p.A., US Bancorp, Wachovia Corporation, Wells Fargo & Company and Westpac Banking Corporation.

     The extent to which the TSR award will vest will be determined on a sliding scale based on HSBC Holdings’ relative TSR ranking against the comparator group. The opening calculation of the share price component within HSBC Holdings’ TSR will be the average market price over the 20 trading days commencing on the day when the annual results are announced, which in 2006 is 6 March. The starting point will be, therefore, the average over the period 6 March to 31 March 2006 inclusive. The end point will be the average market price over the 20 trading days commencing on the day on which the annual results are announced three years later. TSR for comparator group constituents will be calculated over the same two periods.

     For TSR performance in line with the bank ranked 14th, only 30 per cent of the conditional TSR award will vest; if HSBC’s performance is in line with or above the bank ranked 7th in the ranked list all of the TSR award shares will vest.

     Vesting between the 14th and 7th ranked banks will be based on HSBC’s position against the ranked list. In simple terms, the percentage vesting will start at 30 per cent and will rise in 10 per cent increments for each position that HSBC achieves higher than the 14th bank in the ranked list until full vesting is achieved for TSR performance equal to or greater than the 7th bank in the ranked list. Where HSBC’s performance falls between these incremental steps, account will be taken of HSBC’s TSR performance

Back to Contents

relative to the banks immediately above and below it.

     For example, if HSBC’s TSR falls half way between the bank ranked 12th (where, a release of 50 per cent of the TSR award would occur) and the bank ranked 13th (where a release of 40 per cent of the TSR award would occur), then the actual proportion of the TSR award released would be 45 per cent, i.e. half way between 40 per cent and 50 per cent.

     For the EPS award, the base measure shall be EPS for the financial year preceding that in which the award is made (‘the base year’). EPS will then be compared with the base year over three consecutive financial years commencing with the year in which the award is made. Incremental EPS shall be calculated by expressing as a percentage of the EPS of the base year the difference each year of the three-year performance period between the EPS of that year and the EPS of the base year (with a negative percentage for any year in which the EPS is less than the EPS of the base year). These percentages will then be aggregated to arrive at the total incremental EPS for the performance period. In the event that the published EPS for the base year is restated during the performance period to adjust for changes in accounting standards, that restated EPS will be used for the purposes of the EPS performance condition.

     The percentage of the conditional EPS award vesting will depend upon the absolute growth in EPS achieved over the three years. 30 per cent of the EPS award will vest if the incremental EPS over the performance period is 24 per cent or more.

     The percentage of shares vesting will rise on a straight line proportionate basis to 100 per cent if HSBC’s incremental EPS over the performance period is 52 per cent or more.

     No element of the TSR award will vest if over the three-year performance period HSBC’s TSR is below that of the bank ranked 14th in the comparator group list and no element of the EPS award will vest if HSBC’s incremental EPS over the performance period is less than 24 per cent.

     To the extent that the performance conditions have not been met at the third anniversary, the shares awarded will be forfeited.

     In addition, awards will not vest unless the Remuneration Committee is satisfied that HSBC Holdings’ financial performance has shown a sustained improvement in the period since the award date.

     In determining whether HSBC has achieved a sustained improvement in performance the Remuneration Committee will take account of all relevant factors but in particular the historical comparison against the comparator group in the following areas:

1.	revenue growth;

2.	revenue mix;

3.	cost efficiency;

4.	credit performance as measured by risk-adjusted revenues; and

5.	cash return on cash invested, dividend performance and total shareholder return.

     Following the three-year performance period, the conditions applying to awards of Performance Shares under The HSBC Share Plan will be tested and vesting will take place shortly afterwards. Shares released will include additional shares equivalent to the value of the dividends payable on the vested shares over the performance period, where permitted by the laws of the relevant jurisdiction.

     If events occur which cause the Remuneration Committee to consider that a performance condition has become unfair or impractical, the right is reserved to the Remuneration Committee, if it considers it appropriate to do so, to amend, relax or waive the condition.

     Awards will vest in full immediately in cases of death. In the event of redundancy, retirement on grounds of injury or ill health, early retirement by agreement, normal retirement and where a participant ceases to be employed by HSBC, awards will normally vest at the end of the vesting period on a time-apportioned basis to the extent that the performance conditions have been satisfied. In the event of a change of control, awards will normally vest immediately and on a time-apportioned basis to the extent that the TSR performance condition has been satisfied. Awards will normally be forfeited if the participant is dismissed or resigns from HSBC. In all these circumstances the Committee retains discretion to ensure fair and reasonable treatment.

Arrangements from 2000-2004

For awards made from 2000 to 2004, vesting was linked to the attainment of predetermined TSR targets over a three-year period from date of award as set out below.

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

     A benchmark for HSBC Holdings’ TSR, weighted by market capitalisation, was established which takes account of the TSR performance of:

1.
a peer group of nine banks weighted by market capitalisation which were considered most relevant to HSBC in terms of size and international scope. For performance periods up to and including the one beginning in 2003, this group comprised ABN AMRO Holding N.V., The Bank of East Asia, Limited, Citigroup Inc., Deutsche Bank AG, JPMorgan Chase & Co., Lloyds TSB Group plc, Mitsubishi Tokyo Financial Group Inc., Oversea-Chinese Banking Corporation Limited and Standard Chartered PLC. To be more relevant to HSBC in terms of size and international scope, this peer group was amended for conditional awards made in 2004 by the replacement of Lloyds TSB Group plc, Oversea-Chinese Banking Corporation Ltd., Mitsubishi Tokyo Financial Group Inc. and The Bank of East Asia, Limited with Bank of America Corporation, The Royal Bank of Scotland Group plc, Banco Santander Central Hispano S.A. and UBS AG;

2.	the five largest banks from each of the US, the UK, continental Europe and the Far East, other than any within paragraph 1 above, weighted by market capitalisation; and

3.	the banking sector of the Morgan Stanley Capital International World Index, excluding any within paragraph 1 or paragraph 2 above, weighted by market capitalisation.

     By combining the weighted average TSR for each of the above three groups and weighting that average so that 50 per cent is applied to paragraph 1, 25 per cent is applied to paragraph 2 and 25 per cent is applied to paragraph 3, a single TSR benchmark for market comparison was determined.

     The extent to which each award will vest will be determined by reference to HSBC Holdings’ TSR measured against the TSR benchmark. For each award the opening calculation of the share price component within HSBC Holdings’ TSR was the average market price over the 20 trading days commencing on the day when the annual results were announced. TSR for the benchmark constituents was based on their published share prices on the 20th trading day after the annual results were announced. If HSBC Holdings’ TSR over the performance period exceeds the benchmark TSR, awards with a value, at the date of grant, of up to 100 per cent of the individual’s earnings (base salary and bonus in respect of the previous performance year), will vest. For higher value awards, the greater of 50 per cent of the award or the number of shares equating at the date of grant to 100 per cent of the individual’s earnings, will vest at this level of performance. If HSBC Holdings’ TSR over the performance period places it within the upper quartile of the ranked list of the banks comprising the benchmark, these higher value awards will vest in full. For performance between the median and the upper quartile, vesting will be on a straight-line basis.

     The Performance Shares awarded in 2000 passed their three-year TSR performance condition in March 2003 and vested on the fifth anniversary of the award, 10 March 2005. The Performance Shares awarded in 2001 and 2002 have passed their three-year TSR performance conditions and will vest on the fifth anniversaries of the awards, 13 March 2006 and 8 March 2007 respectively.

     For awards made in 2003 the initial performance period is three years. If the upper quartile performance target is achieved at the third anniversary of the date of award then an additional award equal to 20 per cent of the initial Performance Share award will be made and will vest at the same time as the original award to which it relates. However, regardless of whether the upper quartile is achieved, full vesting and transfer of the shares will not generally occur until the fifth anniversary of the date of grant. For awards made in 2004 the conditions are the same but, if the performance test is not passed at the third anniversary, the shares will be forfeited.

     In addition to these performance conditions, none of the outstanding awards will vest unless the Remuneration Committee is satisfied that, during the performance period, HSBC has achieved sustained growth. The Remuneration Committee retains discretion to recommend early release of shares awarded in certain circumstances, for example, retirement, redundancy or ill health.

     Where events occur which cause the Remuneration Committee to consider that the performance conditions have become unfair or impractical the right is reserved for the Committee to amend or substitute the performance conditions. The Committee believes that the continued use of a single TSR measure in the awards made in 2003 and 2004 may give rise to unfairness given that EPS for 2002 (which was calculated on a UK GAAP basis,

Back to Contents

excluding goodwill amortisation) was US$0.76 and for 2005 (now prepared under IFRSs) it was US$1.36, representing an increase of 79 per cent. Dividends per share have grown by 38 per cent over the same period and the share price has risen by 51.3 per cent from 31 March 2003 to 28 February 2006. The cash return on cash invested has improved from 12.9 per cent in 2002 to 15.7 per cent in 2005. The Committee intends to undertake a review of the appropriateness of the single TSR performance measure for Performance Share awards made in 2003 and 2004. As part of this review the Committee will ensure appropriate consultation is undertaken with shareholders and their representatives.

Total Shareholder Return

The graphs below show HSBC Holdings’ TSR performance against the benchmark TSR for Performance Shares awarded in March 2002 (graph 1), the Financial Times-Stock Exchange (‘FTSE’) 100 Index (graph 2), the Morgan Stanley Capital International (‘MSCI’) World Index (graph 3) and MSCI Financials Index (graph 4) over the three-year period to March 2005. These measures have been chosen as they are the main published indices against which HSBC monitors its performance.

Graph 1: HSBC TSR and Benchmark TSR

Graph 2: HSBC TSR and FTSE 100 Index

Graph 3: HSBC TSR and MSCI World Index

Graph 4: HSBC TSR and MSCI Financials Index

     Pursuant to the Directors’ Remuneration Report Regulations 2002, graph 5 below shows HSBC Holdings’ TSR performance against the FTSE 100 Index, for the five-year period ended 31 December 2005. The FTSE 100 has been chosen as this is a recognised broad equity market index of which HSBC Holdings is a member.

Graph 5: HSBC TSR and FTSE 100 Index

Source: Datastream

Pensions

The pension entitlements earned by the executive Directors during the year are set out on pages 228 and 229.

Service contracts and terms of appointment

HSBC’s policy is to employ executive Directors on one-year rolling contracts although, on recruitment, longer initial terms may be approved by the Remuneration Committee. The Remuneration Committee will, consistent with the best interests of

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

the Group, seek to minimise termination payments.

     No current executive Director has a service contract with HSBC Holdings or any of its subsidiaries with a notice period in excess of one year or with provisions for predetermined compensation on termination which exceeds one year’s salary and benefits in kind. There are no provisions for compensation upon early termination of any current executive Directors’ service contracts.

     In the case of W F Aldinger, who retired as a Director on 29 April 2005, there was an exception to the general policy on Directors’ service contracts. Details of the arrangements relating to W F Aldinger, which were also set out in the 2004 Directors’ Remuneration Report, are set out below. W F Aldinger entered into a new employment agreement with HSBC Finance on 14 November 2002 (‘the 2002 employment agreement’) for a term of three years, such term to commence on the effective date of the acquisition of HSBC Finance by HSBC. The three-year term, and certain other terms, of the 2002 employment agreement represented an exception to HSBC’s normal policy for executive Directors’ service contracts, but the details of the terms, background and reasons for this were set out in the Discloseable Transaction Circular relating to the acquisition of HSBC Finance sent to shareholders on 26 February 2003 in advance of the Extraordinary General Meeting to approve the acquisition. The terms of the 2002 employment agreement were consistent with practice in the United States. The effective date of the acquisition, and commencement date of the 2002 employment agreement, was 28 March 2003. In connection with W F Aldinger’s retirement on 29 April 2005, the terms of the 2002 employment agreement, were amended by an agreement (‘amendment agreement’) entered into between HSBC Finance and Mr Aldinger, as referred to below. The Remuneration Committee reviewed the financial and other terms which were reflected in the amendment agreement. Having reviewed the relevant factors and circumstances, the Committee considered that these financial and other terms were appropriate and in order and in the best interests of the Group.

     During the term of the 2002 employment agreement Mr Aldinger was entitled to be paid an annual base salary equal to his annual base salary as at the date of the merger agreement between HSBC Finance and HSBC (US$1 million) and an annual bonus in an amount at least equal to the annual average of Mr Aldinger’s bonuses earned with respect to the three-year period ended 2001, pro rated for any partial year (US$4 million). Within 30 days of the effective date of the acquisition,

Mr Aldinger received a one-time special retention grant of HSBC Holdings ordinary shares under the HSBC Holdings Restricted Share Plan 2000 with a value equal to US$10 million on terms that these Restricted Shares would vest in three equal instalments on each of the first three anniversaries of the effective date, as set out on page 231. After each of the first and second anniversaries of the effective date, subject to the approval of the Trustee of the HSBC Holdings Restricted Share Plan 2000, Mr Aldinger was entitled to receive an additional grant of HSBC Holdings ordinary shares with a value equal to at least US$5.5 million. The purpose of these arrangements was to retain the services of Mr Aldinger through the initial integration of HSBC Finance. HSBC considered it essential that the experience, knowledge and skills of Mr Aldinger be retained for the benefit of HSBC shareholders.

     Under the 2002 employment agreement, if Mr Aldinger’s employment was terminated by him during its term for ‘good reason’, or by HSBC Finance for reasons other than ‘cause’ or disability, he was entitled to: a pro rata target annual bonus for the financial year of the date of termination; a payment equal to his annual base salary, plus the average of his annual bonuses with respect to the three-year period ended 2001, times the number of full and partial months from the date of termination until the third anniversary of the effective date, divided by 12; the immediate vesting and exercisability of each stock option, restricted stock award and other equity-based award or performance award (or cash equivalent) that is outstanding as at the date of termination and treatment as retirement eligible for purposes of exercising any such award; for the remainder of his life and that of his current spouse, continued medical and dental benefits at HSBC Finance’s cost; and his retirement benefits (as set out on page 228) in a lump sum.

     Following discussion with Mr Aldinger, it was agreed that Mr Aldinger would retire as Chairman and Chief Executive of HSBC Finance and HSBC North America Holdings Inc on 29 April 2005 and would retire as a director of HSBC Holdings on the same date and resign from his directorships and other appointments with Group companies. As indicated above, the original purpose of the 2002 employment agreement was to retain the services of Mr Aldinger through the initial integration of HSBC Finance with the Group’s other North American businesses. The discussions with Mr Aldinger about his retirement before the expiry of the three-year term took into account that the integration process had been completed successfully and faster than expected.

Back to Contents

     Under the amendment agreement, Mr Aldinger was entitled to receive, on termination of the 2002 employment agreement on 29 April 2005, the same terms and benefits (summarised above) as if his employment had been terminated by him for ‘good reason’ or by HSBC Finance for reasons other than ‘cause’ or disability, except that he would not be entitled to receive the 2005 restricted share award (or cash equivalent) with a value to at least US$5.5 million that he would have been entitled to receive on or before 28 April 2005. Mr Aldinger did, however, receive a payment of US$4.6 million in lieu of salary and bonus in respect of the remainder of the three-year period. The amendment agreement also provided that the ‘non-competition’ provision in the 2002 employment agreement for a period of one year after termination of his employment, and certain other restrictions, will continue to apply. Under this provision he may not become associated with certain competitive entities that are actively engaged in the consumer lending business (including mortgage and credit card lending).

     Sir John Bond is employed on a rolling contract dated 14 July 1994 which requires 12 months’ notice to be given by either party.

     D G Eldon, who retired as a Director on 27 May 2005, was employed on a rolling contract dated 1 January 1968 which required three months’ notice to be given by either party.

     D J Flint is employed on a rolling contract dated 29 September 1995 which requires 12 months’ notice to be given by the Company and nine months’ notice to be given by Mr Flint.

     M F Geoghegan, who is to stand for re-election at the forthcoming Annual General Meeting, is employed on a rolling contract dated 25 May 2004 which requires 12 months’ notice to be given by either party.

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

     Non-executive Directors are appointed for fixed terms not exceeding three years, subject to their re-election by shareholders at subsequent Annual General Meetings. Non-executive Directors have no service contract and are not eligible to participate in HSBC’s share plans. Non-executive Directors’ terms of appointment will expire as follows: in 2006, Sir John Kemp-Welch; in 2007, Lord Butler, R K F Ch’ien, Baroness Dunn, R A Fairhead, W K L Fung, S Hintze, Sir Brian Moffat, Sir Mark Moody-Stuart and H Sohmen; in 2008, J D Coombe and J W J Hughes-Hallett; and in 2009, S W Newton, S M Robertson and Sir Brian Williamson.

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

     Sir John Bond retains his fees as a non-executive Director of the Ford Motor Company, which are provided partly in the form of restricted shares, which become unrestricted over a period of five years. During 2005 the fees received were US$80,000 in cash and US$120,000 deferred into Ford common stock units. In addition, Ford provides US$200,000 of life assurance and US$500,000 of accidental death or dismemberment insurance. The life assurance can be continued after retirement from the Board or Sir John Bond could elect to have it reduced to US$100,000 and receive US$15,000 a year for life. The accidental death or dismemberment insurance ends upon retirement from the Board.

     W F Aldinger retained his fees as a non-executive Director of Illinois Tool Works, Inc. and as a non-executive Director of AT&T Corp. During the period to his retirement as a Director of HSBC Holdings on 29 April 2005, the fee received from Illinois Tool Works, Inc. was US$53,000 in the form of deferred stock and the fee received from AT&T Corp. was US$52,803. In addition, AT&T Corp.

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

provide travel accident insurance when on AT&T Corp. company business and US$100,000 of life assurance.

Employees’ emoluments

Set out below is information in respect of the five individuals who are not Directors of HSBC Holdings whose emoluments (excluding commissions or bonuses related to the revenue or profits generated by employees individually or collectively with others engaged in similar activities) were the highest in HSBC for the year ended 31 December 2005.

£000

Basic salaries, allowances and benefits in kind	2,248
Pension contributions	698
Bonuses paid or receivable	32,272
Inducements to join paid or receivable	–
Compensation for loss of office:
– contractual	–
– other	–

Total	35,218

Total (US$000)	63,980

     Their emoluments are within the following bands:

Number of
Employees

£4,900,001 – £5,000,000	1
£5,100,001 – £5,200,000	1
£6,800,001 – £6,900,000	1
£8,000,001 – £8,100,000	1
£10,200,001 – £10,300,000	1

The basic salaries of Group Managing Directors and Group General Managers are within the following bands:

Number of
Group Managing
Directors and Group
General Managers

£150,001 – £250,000	4
£250,001 – £350,000	20
£350,001 – £450,000	9
£450,001 – £550,000	3

     The aggregate remuneration of Directors and Senior Management for the year ended 31 December 2005 was US$124,431,000.

     The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for Directors and Senior Management for the year ended 31 December 2005 was US$9,869,000.

     At 31 December 2005, executive Directors and Senior Management held, in aggregate, options to subscribe for 6,169,982 HSBC Holdings ordinary shares under the HSBC Holdings Executive Share Option Scheme, HSBC Holdings Group Share Option Plan and HSBC Holdings savings-related share option plans. These options are exercisable between 2006 and 2014 at prices ranging from £3.3334 to £9.1350.

Back to Contents

Directors’ emoluments

The emoluments of the Directors of HSBC Holdings for 2005 were as follows:

			Salary and
			other		Benefits				Total	Total
	Fees	[1]	remuneration		in kind	[2]	Bonuses		2005	2004
	£000		£000		£000		£000		£000	£000
Executive Directors
W F Aldinger[3]	–		2,609	[4]	34		716	[5]	3,359	2,822
Sir John Bond	–		1,286		2		3,191	[6]	4,479	3,649
D G Eldon[7]	–		286		180		144	[6]	610	1,317
D J Flint	–		679	[8]	11		500	[6]	1,190	1,166
M F Geoghegan	–		658		13		–	[9]	671	546
S K Green	–		778		1		1,750	[6]	2,529	1,757
AW Jebson	–		545		2		1,000	[6]	1,547	1,026
Non-executive Directors
Lord Butler	90		–		–		–		90	90
R K F Ch’ien	187	[10]	–		–		–		187	186
J D Coombe[11]	53		–		–		–		53	–
Baroness Dunn	70		–		–		–		70	70
R A Fairhead	70		–		–		–		70	58
W K L Fung	117	[12]	–		–		–		117	117
S Hintze	85		–		–		–		85	85
J W J Hughes-Hallett[11]	46		–		–		–		46	–
Sir John Kemp-Welch	85		–		–		–		85	85
Sir Brian Moffat	115		–		–		–		115	115
Sir Mark Moody-Stuart	85		–		–		–		85	75
S W Newton	55		–		–		–		55	55
H Sohmen	16	[13]	–		–		–		16	39
C S Taylor[14]	12		–		–		–		12	95
Sir Brian Williamson	70		–		–		–		70	59

Total	1,156		6,841		243		7,301		15,541	16,226	[15]

Total (US$000)	2,100		12,428		441		13,264		28,233	29,722

1	With effect from 1 January 2005, Sir John Bond, D J Flint, M F Geoghegan, S K Green and A W Jebson waived their rights to receive a Director’s fee from HSBC Holdings (2005: £55,000, 2004: £55,000). W F Aldinger (2005: £18,333) and D G Eldon (2005: £22,917) had previously elected to waive any fees payable by HSBC Holdings (2004: £55,000).
2	Benefits in kind for executive Directors include provision of company car, medical insurance, other insurance cover and travel assistance.
3	Retired as a Director on 29 April 2005.
4	Includes a payment of US$4.6 million in lieu of salary and bonus under the terms of the amendment agreement.
5	Determined under the terms of the amendment agreement.
6	These discretionary bonuses are in respect of 2005 and were paid in 2006.
7	Retired as a Director on 27 May 2005. The emoluments of D G Eldon include a fee from The Hongkong and Shanghai Banking Corporation and housing and other expatriate benefits in kind that are normal within the location in which he is employed.
8	Includes an executive allowance of £154,269 (2004: £137,100) paid to fund personal pension arrangements.
9	In return for the prior waiver of bonus, an employer contribution has been made into a pension arrangement for M F Geoghegan equal to the amount of £1,818,750 which would otherwise have been paid. The bonus waived in respect of 2005 when added to the bonus waived in respect of 2004 (£1,200,000) equals 250 per cent of salary earned during 2004 and 2005.
10	Includes fees as non-executive Chairman of HSBC Private Equity (Asia) Limited and as a non-executive Director of The Hongkong and Shanghai Banking Corporation.
11	Appointed a Director on 1 March 2005
12	Includes fee as a non-executive Director of The Hongkong and Shanghai Banking Corporation.
13	Fees as a non-executive Director and member of the Audit Committee of The Hongkong and Shanghai Banking Corporation. H Sohmen has elected to waive any fees payable to him by HSBC Holdings (2005: £55,000; 2004: £55,000).
14	Retired as a Director on 14 March 2005.
15	Includes the emoluments of Directors who retired in 2004.

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

Pensions

There are separate schemes for UK-based and overseas-based employees: the UK scheme has a normal retirement age of 60; retirement ages for overseas schemes vary in accordance with local legislation and practice. Save as stated below no other Director participated in any HSBC pension schemes, none of the Directors participating in HSBC’s UK ‘approved’ pension schemes is subject to the earnings cap introduced by the 1989 Finance Act and only basic salary is pensionable. With one exception (see paragraphs below on D J Flint), the current executive Directors are members of defined benefit pension schemes, having joined HSBC at a time when these were the norm.

     Before commencement of the 2002 employment agreement on 28 March 2003, W F Aldinger participated in HSBC Finance Corporation’s ‘qualified’ and ‘non-qualified’ defined benefit pension plans. The annual pension benefit under these arrangements was a function of service and a percentage of final average earnings (which included bonus). The ‘non-qualified plans’ were enhanced before commencement of the 2002 employment agreement. The benefits under the ‘qualified’ and ‘non-qualified’ defined benefit pension plans were then frozen and became payable in a lump sum on Mr Aldinger’s retirement on 29 April 2005. No further benefits accrued under these arrangements after 28 March 2003.

     Up to his retirement on 29 April 2005, Mr Aldinger participated in the HSBC North America (U.S.) Tax Reduction Investment Plan (TRIP). Employer contributions of US$10,500 were made to this plan on behalf of Mr Aldinger in 2005 (2004: US$10,250).

     Mr Aldinger also participated in the Supplemental TRIP (a ‘non-qualified’ plan), which is an unfunded arrangement under which additional employer provision of US$606,423 was made during 2005 (2004: US$289,749).

     The pension arrangements for Sir John Bond, S K Green and A W Jebson to contractual retirement age of 60 are provided under the HSBC Bank (UK) Pension Scheme. The pensions accrue at a rate of one-thirtieth of pensionable salary for each year of pensionable service in the UK.

     The existing pension arrangements for D J Flint to contractual retirement age of 60 are provided through an executive allowance set at 30 per cent of basic salary which is paid to fund personal pension arrangements. In addition he participates in the HSBC Holdings plc Funded Unapproved Retirement Benefits Scheme on a defined contribution basis with an employer contribution during 2005 of £92,500 (2004: £86,013). The intention of these arrangements is to provide benefits broadly comparable to an accrual rate of one-thirtieth of pensionable salary for each year of pensionable service. From 5 April 2006, this Funded Unapproved Retirement Benefits Scheme will be closed. So as to ensure that pension arrangements for Mr Flint remain broadly comparable to the existing arrangements, the executive allowance will increase to 55 per cent of annual basic salary.

     The pension arrangements for D G Eldon are provided under the HSBC International Staff Retirement Benefits Scheme with a normal accrual rate of one twenty-seventh of pensionable salary per year of pensionable service. These arrangements are part of a remuneration package which includes a number of expatriate benefits.

     Since his appointment as an executive Director in 2004, M F Geoghegan has remained a member of the HSBC International Staff Retirement Benefits Scheme whilst no longer in receipt of expatriate benefits. A full review of Mr Geoghegan’s remuneration identified, in particular, that his pensionable pay of £252,000 was not aligned to his actual 2005 gross salary of £632,500. To bring his pension arrangements to a level more appropriate both to his actual gross salary and his more than 30 years of service, Mr Geoghegan’s pension provision will be adjusted to reflect his actual gross salary. The transfer value will be placed into a defined contribution arrangement in Mr Geoghegan’s name with no further funding from HSBC after 31 March 2006. Thereafter, he will receive an annual executive allowance of 50 per cent of annual salary to fund personal pension arrangements.

     In addition, Mr Geoghegan participates in the HSBC Asia Holdings Pension Plan, on a defined contribution basis, with an employer contribution in respect of 2005 of £1,818,750 (2004: £1,200,000), arising entirely from a bonus sacrifice. There were no other employer contributions made to this plan.

Back to Contents

										Transfer value
										(less personal
										contributions)
										at
										31 December
										2005 relating
			Increase in					Increase of		to increase
			accrued	Transfer		Transfer		transfer value		in accrued
	Accrued	Increase in	pension during	value		value		of accrued		pensions
	annual	accrued	2005,	of accrued		of accrued		pension (less		during 2005,
	pension at	pension	excluding	pension at		pension at		personal		excluding any
	31 December	during	any increase	1 January		31 December		contributions	)	increase for
	2005	2005	for inflation	2005		2005		in 2005		inflation
	£000	£000	£000	£000	[1]	£000	[1]	£000	[1]	£000	[1]

Sir John Bond[2]	546	34	20	9,230		10,667		1,438		395
D G Eldon[3,4]	290	12	10	5,275		5,596		313		179
M F Geoghegan[5,6] .	557	372	367	4,042		12,495		8,436		8,230
S K Green	335	47	40	4,401		5,758		1,357		682
A W Jebson	200	19	14	2,612		3,231		619		225

1	The transfer value represents a liability of HSBC’s pension funds and not a sum paid or due to the individual; it cannot therefore meaningfully be added to annual remuneration.
2	On attaining age 60, Sir John Bond has been able, under the terms of the scheme, to retire at any time with an immediate pension equal to his accrued pension which, at 31 December 2005, is shown above.
3	Retired as a Director on 27 May 2005. On attaining age 53, D G Eldon was able, under the terms of the scheme, to retire at any time with an immediate pension equal to his accrued pension which, at 31 December 2005, is shown above.
4	D G Eldon retired from the Group with effect from 30 May 2005. He elected to commute all of his pension entitlement of £290,000 per annum for a lump sum of £3,770,000. The HSBC International Staff Retirement Benefits Scheme retains a liability to pay a contingent spouse’s pension equal to 50 per cent of the commuted pension. The accrued pensions and transfer values stated in the above table do not reflect the commutation of the pension entitlement on retirement. As required by the rules of the HSBC International Staff Retirement Benefits Scheme, D G Eldon made personal contributions towards his pension of £8,119 in respect of 2005.
5	As required by the rules of the HSBC International Staff Retirement Benefits Scheme, M F Geoghegan made personal contributions towards his pension of £16,797 in respect of 2005.
6	As at 31 March 2006, under the revised pension arrangements described above, M F Geoghegan’s accrued pension will amount to £571,000 per annum and it is estimated that the transfer value of that accrued pension, at that date, will amount to £12,919,000.

     The following unfunded pension payments, in respect of which provision has been made, were made during 2005 to five former Directors of HSBC Holdings:

	2005	2004
	£	£

B H Asher	90,465	85,443
C F W de Croisset	178,344	–
R Delbridge	130,120	122,891
Sir Brian Pearse	54,261	51,246
Sir William Purves	95,767	90,453

	548,957	350,033

     The payments in respect of R Delbridge and Sir Brian Pearse were made by HSBC Bank plc as former Directors of that bank. The payment in respect of C F W de Croisset was made by HSBC France as a former Director of that bank.

Share options

At 31 December 2005, the undernamed Directors held options to acquire the number of HSBC

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

     Except as otherwise indicated, no options were exercised or lapsed during the year and there are no remaining performance criteria conditional upon which the outstanding options are exercisable. The market value of the ordinary shares at 31 December 2005 was £9.33. The highest and lowest market values during the year were £9.49 and £8.25. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date.

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

HSBC Holdings Savings-Related Share Option Plan HSBC Holdings ordinary shares of US$0.50

	Options		Options	Options		Options
	held at		awarded	exercised		held at 31
	1 January		during	during		December		Exercise	Date of	Exercisable		Exercisable
	2005		year	year		2005		price (£)	award	from	[1]	until

Sir John Bond	2,798	[4]	–	2,798	[2]	–		6.0299	10 Apr 2000	1 Aug 2005		31 Jan 2006
D J Flint	2,617	[4]	–	–		2,617		6.3224	2 May 2002	1 Aug 2007		31 Jan 2008
M F Geoghegan	559		–	–		559	[3]	6.0299	10 Apr 2000	1 Aug 2005		31 Jan 2006
S K Green	3,070	[4]	–	–		3,070		5.3496	23 Apr 2003	1 Aug 2008		31 Jan 2009

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	At the date of exercise, 2 August 2005, the market value per share was £9.32.
3	Options over 533 shares were exercised on 31 January 2006 and options over 26 shares lapsed on that date. At the date of exercise, the market value per share was £9.34.

At 29 April 2005, the date he retired as a Director, W F Aldinger held options to acquire HSBC Holdings ordinary shares as set out in the table below. These options arise from options he held over shares of Household International (now HSBC Finance Corporation) before its acquisition, which were converted into options over HSBC Holdings ordinary shares in the same ratio as the offer for HSBC Finance Corporation (2.675 HSBC

Holdings ordinary shares for each HSBC Finance Corporation common share) and the exercise prices per share adjusted accordingly. The HSBC Finance Corporation options were granted at nil consideration.

     No options over HSBC Holdings ordinary shares were awarded to or exercised by Mr Aldinger during 2005.

HSBC Finance 1996 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50

Options held	Exercise price	Options held	Date of	Exercisable	Exercisable
at 1 January 2005	per share (US$)	at 29 April 2005	award	from	until

1,203,750	14.60	1,203,750	10 Nov 1997	10 Nov 1998	10 Nov 2007
1,337,500	13.71	1,337,500	9 Nov 1998	9 Nov 1999	9 Nov 2008
1,230,500	16.96	1,230,500	8 Nov 1999	8 Nov 2000	8 Nov 2009
1,605,000	18.40	1,605,000	13 Nov 2000	13 Nov 2001	13 Nov 2010
2,140,000	21.37	2,140,000	12 Nov 2001	12 Nov 2002	12 Nov 2011
2,140,000	10.66	2,140,000	20 Nov 2002	20 Nov 2003[1]	20 Nov 2012

1	535,000 options were exercisable on each of the first, second, third and fourth anniversaries of the date of award. These options could be advanced, under the terms of the HSBC Finance Corporation stock option plan, to an earlier date in certain circumstances, for example retirement. 1,070,000 options remaining unvested therefore vested on Mr Aldinger’s retirement as a Director on 29 April 2005. Based on the market price of HSBC Holdings shares on 29 April 2005 and after deduction of the option subscription price these options had a value of approximately £2,973,000.

Back to Contents

HSBC Holdings Restricted Share Plan 2000
HSBC Holdings ordinary shares of US$0.50

				Monetary
				value of
				awards
	Awards	Awards		vested	Awards			Year in
	held at	vested		during	held at			which
	1 January	during		the year	31 December		Date of	awards
	2005	the year	[1]	£000	2005	[1]	award	may vest

W F Aldinger	670,821	687,435	[2]	5,749	–		15 Apr 2003	2005 to 2006	[2]
	379,232	388,623	[3]	3,249	–		10 May 2004	2005 to 2007	[3]
Sir John Bond	93,405	94,119	[4]	798	–		10 Mar 2000	2005
	87,535	–		–	91,276		12 Mar 2001	2006
	131,077	–		–	136,679		8 Mar 2002	2007
	174,929	–		–	182,406		5 Mar 2003	2008
	252,771	–		–	263,574		4 Mar 2004	2009
D G Eldon	42,458	42,781	[4]	363	–		10 Mar 2000	2005
	50,021	51,712	[5]	449	–		12 Mar 2001	2006
	55,191	57,056	[5]	495	–		8 Mar 2002	2007
	10,220	10,472	[6]	87	–		15 May 2002	2005
	79,513	61,651	[5]	535	20,729	[7]	5 Mar 2003	2008
	13,892	–		–	14,486	[8]	12 May 2003	2006
	90,276	38,886	[5]	338	54,913	[7]	4 Mar 2004	2009
D J Flint	38,211	38,502	[4]	326	–		10 Mar 2000	2005
	62,525	–		–	65,198		12 Mar 2001	2006
	82,786	–		–	86,324		8 Mar 2002	2007
	119,270	–		–	124,367		5 Mar 2003	2008
	125,182	–		–	130,532		4 Mar 2004	2009
M F Geoghegan	33,965	34,224	[4]	290	–		10 Mar 2000	2005
	37,515	–		–	39,119		12 Mar 2001	2006
	41,393	–		–	43,162		8 Mar 2002	2007
	55,661	–		–	58,040		5 Mar 2003	2008
	93,887	–		–	97,899		4 Mar 2004	2009
S K Green	42,458	42,781	[4]	363	–		10 Mar 2000	2005
	87,535	–		–	91,276		12 Mar 2001	2006
	103,482	–		–	107,905		8 Mar 2002	2007
	119,270	–		–	124,367		5 Mar 2003	2008
	172,125	–		–	179,481		4 Mar 2004	2009
A W Jebson	33,965	34,224	[4]	290	–		10 Mar 2000	2005
	75,030	–		–	78,237		12 Mar 2001	2006
	96,584	–		–	100,712		8 Mar 2002	2007
	119,270	–		–	124,368		5 Mar 2003	2008
	125,182	–		–	130,532		4 Mar 2004	2009

Unless otherwise indicated, these awards are subject to the performance tests set out in the section headed ‘Arrangements from 2000-2004’ on pages 221 to 223. The awards made on 12 March 2001 and 8 March 2002 have passed their TSR performance conditions. Under the Securities and Futures Ordinance of Hong Kong, interests held through the HSBC Holdings Restricted Share Plan 2000 are categorised as the interests of a beneficiary of a Trust.

1	Includes additional shares arising from scrip dividends.
2	Under the terms of this award the shares vested in three instalments on each of the first three anniversaries of 31 March 2003 so long as Mr Aldinger remained employed on the relevant vesting date, subject to accelerated vesting upon a termination of cause, or by Mr Aldinger for good reason or due to his death or disability. 341,463 shares therefore vested on 31 March 2005 when the market price was £8.37. Pursuant to the amendment agreement referred to above, the remaining 345,972 shares vested on Mr Aldinger’s retirement as a Director on 29 April 2005 when the market price was £8.355. At the date of the award, 15 April 2003, the market value per share was £6.81.
3	Under the terms of this award the shares vested in three instalments on each of 31 March 2005, 2006 and 2007 so long as Mr Aldinger remained employed on the relevant vesting date, subject to accelerated vesting upon a termination of cause, or by Mr Aldinger for good reason or due to his death or disability. 128,245 shares therefore vested on 31 March 2005 when the market price was £8.37. Pursuant to the amendment agreement referred to above, the remaining 260,378 shares vested on Mr Aldinger’s retirement as a Director on 29 April 2005 when the market price was £8.355. At the date of the award, 10 May 2004, the market value per share was £7.94.
4	The performance tests described in the ‘Report of the Directors’ in the Annual Report and Accounts 2000 and set out in the section headed ‘Arrangements from 2000-2004’ on pages 221 to 223 of the Annual Report and Accounts 2005 have been met and the shares have vested. At the date of vesting, 10 March 2005, the market value per share was £8.48. The market value per share at the date of the award, 10 March 2000, was £7.09.

Back to Contents

H S B C   H O L D I N G S   P L C

Directors’ Remuneration Report (continued)

5	Retired as a Director on 27 May 2005. At the date of vesting, 31 May 2005 the market value per share was £8.68. The market values per share at the dates of the awards, 12 March 2001, 8 March 2002, 5 March 2003 and 4 March 2004 were £8.62, £8.34, £6.70 and £8.515 respectively.
6	50 per cent of D G Eldon’s discretionary bonus in respect of 2001 was awarded in Restricted Shares with a three year restricted period. At the date of vesting, 29 April 2005, the market value per share was £8.355. The market value per share at the date of the award, 15 May 2002, was £8.635.
7	Interests at date of retirement as a Director (27 May 2005).
8	Interests at date of retirement as a Director (27 May 2005). 50 per cent of D G Eldon’s discretionary bonus in respect of 2002 was awarded in Restricted Shares with a three-year restricted period.

The HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

				Monetary
				value of
	Awards	Awards		awards	Awards			Year in
	held at	made		made	held at			which
	1 January	during		during	31 December		Date of	awards
	2005	period	[1]	period	2005	[2]	award	may vest
				£000

Sir John Bond	–	458,389		4,000	474,353		27 May 2005	2008
D J Flint	–	171,896		1,500	177,883		27 May 2005	2008
M F Geoghegan	–	229,195		2,000	237,177		27 May 2005	2008
S K Green	–	286,493		2,500	296,471		27 May 2005	2008
A W Jebson	–	162,155		1,415	167,803		27 May 2005	2008

Unless otherwise indicated, vesting of these shares is subject to the performance conditions described on page 220 being satisfied. Under the Securities and Futures Ordinance of Hong Kong, interests in The HSBC Share Plan are categorised as the interests of a beneficiary of a Trust.

1	At the date of the award, 27 May 2005, the market value per share was £8.68. The shares acquired by the Trustee of the Plan were purchased at an average price of £8.726.
2	Includes additional shares arising from scrip dividends.

On behalf of the Board	6 March 2006

Sir Mark Moody-Stuart, Chairman of Remuneration Committee

Back to Contents

H S B C   H O L D I N G S   P L C

Statement of Directors’ Responsibilities in Respect of the Annual Report and Accounts 2005 and the Financial Statements

The following statement, which should be read in conjunction with the Auditor’s statement of their responsibilities set out in their report on pages 234 and 235, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditor in relation to the financial statements.

     The Directors are responsible for preparing the Annual Report and Accounts 2005, the consolidated financial statements of HSBC Holdings and its subsidiaries (the ‘Group’) and holding company financial statements for HSBC Holdings (the ‘parent company’) in accordance with applicable law and regulations.

     Company law requires the Directors to prepare Group and parent company financial statements for each financial year. The Directors are required to prepare the Group financial statements in accordance with IFRSs as adopted by the EU and have elected to prepare the parent company financial statements on the same basis.

     The Directors are also required to present additional information for US shareholders. Accordingly these financial statements are framed to meet both UK and US requirements to give a consistent view to all shareholders.

     The Group and parent company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position of the Group and the parent company and the performance of the Group for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

     In preparing each of the Group and parent company financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent; and

•	state whether they have been prepared in accordance with IFRSs as adopted by the EU.

     The Directors are required to prepare the financial statements on the going concern basis unless it is not appropriate. Since the Directors are satisfied that the Group has the resources to continue in business for the foreseeable future, the financial statements continue to be prepared on the going concern basis.

     The Directors have responsibility for ensuring that sufficient accounting records are kept that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985.

     The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

     Under applicable law and regulations, the Directors also have responsibility for preparing a Directors’ Report, Directors’ Remuneration Report and the Corporate Governance statement on page 206 that comply with that law and those regulations.

     The Directors have responsibility for the maintenance and integrity of the Annual Report and Accounts 2005 as they appear on the company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board	6 March 2006

R G Barber, Secretary

Back to Contents

H S B C   H O L D I N G S   P L C

Report of Independent registered public accounting firm to the Board of Directors and shareholders of HSBC Holdings plc

We have audited the accompanying consolidated financial statements of HSBC Holdings plc and its subsidiary undertakings (together ‘HSBC’) on pages 236 to 402 which comprise the consolidated balance sheets as at 31 December 2005 and 2004, the related consolidated income statements, consolidated cash flow statements and consolidated statements of recognised income and expense, for the years ended 31 December 2005 and 2004. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HSBC as at 31 December 2005 and 2004, and the results of its operations and its cash flows for the years ended 31 December 2005 and 2004 in conformity with IFRSs as adopted by the EU.

     IFRSs as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 47 to the consolidated financial statements. As permitted by IFRS 1 and disclosed in Note 1 to the financial statements, HSBC has applied certain IFRSs from 1 January 2005, in particular IAS 32, IAS 39 and IFRS 4.

KPMG Audit Plc
London, England
6 March 2006

Back to Contents

This page is intentionally left blank

Back to Contents

H S B C H O L D I N G S P L C

Financial Statements

Consolidated income statement for the year ended 31 December 2005

		2005	2004
	Notes	US$m	US$m
Interest income		60,094	50,471
Interest expense		(28,760)	(19,372)
Net interest income		31,334	31,099
Fee income		17,486	15,902
Fee expense		(3,030)	(2,954)
Net fee income		14,456	12,948
Trading income excluding net interest income		3,656	2,786
Net interest income on trading activities		2,208	–
Net trading income		5,864	2,786
Net income from financial instruments designated at fair value	3	1,034	–
Net investment income on assets backing policyholders’ liabilities		–	1,012
Gains less losses from financial investments		692	540
Dividend income		155	622
Net earned insurance premiums	4	5,436	5,368
Other operating income		2,733	1,613

Total operating income		61,704	55,988
Net insurance claims incurred and movement in policyholders’ liabilities	5	(4,067)	(4,635)

Net operating income before loan impairment charges and other credit risk provisions		57,637	51,353
Loan impairment charges and other credit risk provisions		(7,801)	(6,191)

Net operating income	6	49,836	45,162

Employee compensation and benefits	7	(16,145)	(14,523)
General and administrative expenses	8	(11,183)	(9,739)
Depreciation of property, plant and equipment	23	(1,632)	(1,731)
Amortisation of intangible assets		(554)	(494)

Total operating expenses		(29,514)	(26,487)

Operating profit		20,322	18,675
Share of profit in associates and joint ventures	20	644	268

Profit before tax		20,966	18,943
Tax expense	10	(5,093)	(4,685)

Profit for the year		15,873	14,258

Profit attributable to shareholders of the parent company		15,081	12,918
Profit attributable to minority interests		792	1,340

		US$	US$
Basic earnings per ordinary share	12	1.36	1.18
Diluted earnings per ordinary share	12	1.35	1.17
Dividends per ordinary share	11	0.69	0.63

Back to Contents

Consolidated balance sheet at 31 December 2005

		2005	2004
	Notes	US$m	US$m
ASSETS

Cash and balances at central banks		13,712	9,944
Items in the course of collection from other banks		11,300	6,338
Hong Kong Government certificates of indebtedness		12,554	11,878
Trading assets	15	190,257	122,160
Trading assets which may be repledged or resold by counterparties	15	42,652	–
Financial assets designated at fair value	16	15,046	–
Derivatives	17	73,928	32,190
Loans and advances to banks	32	125,965	143,449
Loans and advances to customers	32	740,002	672,891
Financial investments	18	176,301	185,332
Financial investments which may be repledged or resold by counterparties	18	6,041	–
Interests in associates and joint ventures	20	7,249	3,441
Goodwill and intangible assets	21	33,200	34,495
Property, plant and equipment	23	15,206	15,624
Other assets	25	26,596	23,077
Prepayments and accrued income		11,961	19,155

Total assets		1,501,970	1,279,974

LIABILITIES AND EQUITY

Liabilities
Hong Kong currency notes in circulation		12,554	11,878
Deposits by banks	32	69,727	84,055
Customer accounts	32	739,419	693,072
Items in the course of transmission to other banks		7,022	5,301
Trading liabilities		174,365	46,460
Financial liabilities designated at fair value	26	61,829	–
Derivatives	17	74,036	34,988
Debt securities in issue	27	188,072	211,721
Retirement benefit liabilities	7	4,869	6,475
Other liabilities	28	26,515	20,581
Liabilities under insurance contracts issued	29	14,144	–
Liabilities to policyholders under long-term assurance business		–	19,190
Accruals and deferred income		12,689	16,499
Provisions	30	1,966	4,071
Subordinated liabilities	31	16,537	26,486

Total liabilities		1,403,744	1,180,777

Equity
Called up share capital	37	5,667	5,587
Share premium account	38	6,896	4,881
Other reserves	38	23,646	25,622
Retained earnings	38	56,223	49,432

Total shareholders’ equity		92,432	85,522
Minority interests	36	5,794	13,675

Total equity		98,226	99,197

Total equity and liabilities		1,501,970	1,279,974

Sir John Bond, Group Chairman

Back to Contents

H S B C H O L D I N G S P L C

Financial Statements (continued)

Consolidated statement of recognised income and expense for the year ended 31 December 2005

	2005	2004
	US$m	US$m
Available-for-sale investments:
– fair value changes taken to equity	(400)	–
– fair value changes transferred to income statement on disposal or impairment	(240)	–
Cash flow hedges:
– fair value changes taken to equity	(92)	–
– fair value changes transferred to income statement	(106)	–
Share of changes in equity of associates and joint ventures	161	–
Exchange differences	(4,257)	3,720
Actuarial losses on post-employment benefits	(812)	(731)

	(5,746)	2,989
Net deferred tax on items taken directly to equity	437	319

Total income and expense taken to equity during the year	(5,309)	3,308
Profit for the year	15,873	14,258

Total recognised income and expense for the year	10,564	17,566
Effect of change in accounting policy
IFRSs transition adjustment at 1 January 2005
– available-for-sale fair value reserve	1,919	–
– cash flow hedging reserve	410	–
– foreign exchange reserve	686	–
– retained earnings	(1,762)	–
– minority interests	(10,077)	–

	1,740	17,566

Total recognised income and expense for the year attributable to:
– shareholders of the parent company	9,912	15,743
– minority interests	652	1,823

	10,564	17,566

Back to Contents

Consolidated cash flow statement for the year ended 31 December 2005

		2005	2004
	Notes	US$m	US$m
Cash flows from operating activities
Profit before tax		20,966	18,943
Adjustments for:
– non-cash items included in net profit	39	1,358	719
– change in operating assets	39	(82,710)	(124,299)
– change in operating liabilities	39	70,933	178,014
– elimination of exchange differences[1]		2,315	(9,015)
– net gain from investing activities		(692)	(540)
– share of profits in associates and joint ventures		(644)	(268)
– dividends received from associates		114	127
– tax paid		(4,619)	(3,784)

Net cash from operating activities		7,021	59,897

Cash flows from investing activities
Purchase of financial investments		(378,103)	(330,917)
Proceeds from the sale of financial investments		368,696	315,437
Purchase of property, plant and equipment		(2,887)	(2,830)
Proceeds from the sale of property, plant and equipment		620	371
Purchase of intangible assets		(849)	(108)
Net cash outflow from acquisition of and increase in stake of subsidiaries		(1,662)	(2,431)
Net cash inflow from disposal of subsidiaries		705	27
Net cash outflow from acquisition of and increase in stake of associates		(2,569)	(2,122)
Proceeds from disposal of associates		422	212

Net cash used in investing activities		(15,627)	(22,361)

Cash flows from financing activities
Issue of ordinary share capital		690	581
Issue of preference shares		1,298	–
Net purchases and sales of own shares for market-making purposes		(55)	98
Purchases of own shares to meet share awards and share option awards		(766)	(345)
Own shares released on vesting of share awards and exercise of options		277	159
Increase in non-equity minority interests		–	1,480
Subordinated loan capital issued		2,093	6,021
Subordinated loan capital repaid		(1,121)	(1,740)
Dividends paid to shareholders of the parent company		(5,935)	(4,425)
Dividends paid to minority interests:
– equity		(508)	(664)
– non-equity		–	(548)

Net cash used in financing activities		(4,027)	617

Net (decrease)/increase in cash and cash equivalents		(12,633)	38,153
Cash and cash equivalents at 1 January		160,956	117,558
Exchange differences in respect of cash and cash equivalents		(7,016)	5,245

Cash and cash equivalents at 31 December	39	141,307	160,956

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

Back to Contents

H S B C H O L D I N G S P L C

Financial Statements (continued)

HSBC Holdings balance sheet at 31 December 2005

		2005	2004
	Notes	US$m	US$m
ASSETS

Cash at bank and in hand:
– balances with HSBC undertakings		756	246
Derivatives	17	968	1,643
Loans and advances to HSBC undertakings	32	14,092	16,636
Financial investments	18	3,517	1,885
Investments in subsidiaries	24	58,038	55,668
Property, plant and equipment	23	1	2
Other assets		171	632
Prepayments and accrued income		19	5

Total assets		77,562	76,717

LIABILITIES AND EQUITY

Liabilities
Amounts owed to HSBC undertakings	32	4,075	7,352
Financial liabilities designated at fair value	26	13,370	–
Derivatives	17	286	10
Other liabilities	28	1,203	1,198
Accruals and deferred income		95	172
Deferred tax	30	70	64
Subordinated liabilities	31	5,236	17,812

Total liabilities		24,335	26,608

Equity
Called up share capital	37	5,667	5,587
Share premium account		6,896	4,881
Merger reserve and other reserves		28,942	28,942
Other reserves		2,221	1,740
Retained earnings		9,501	8,959

Total equity		53,227	50,109

Total equity and liabilities		77,562	76,717

Sir John Bond, Group Chairman

Back to Contents

HSBC Holdings statement of changes in total equity for the year ended 31 December 2005

	2005	2004
	US$m	US$m
Called up share capital
At 1 January	5,587	5,481
Shares issued in connection with the early conversion of HSBC Finance Corporation
8.875 per cent Adjustable Conversion-Rate Equity Security Units	–	1
Shares issued under employee share plans	28	25
Shares issued in lieu of dividends	52	80

At 31 December	5,667	5,587

Share premium account
At 1 January	4,881	4,406
Shares issued under employee share plans	662	555
Shares issued in lieu of dividends and amounts thereon	(52)	(80)
New share capital subscribed, net of costs	1,405	–

At 31 December	6,896	4,881

Merger reserve and other reserves
At 1 January and 31 December	28,942	28,942

Other reserves
Available-for-sale fair value reserve
At 1 January	–	–
IFRSs transition adjustments at 1 January 2005[1]	464	–
Fair value losses taken to equity[2]	(184)	–
Net deferred tax on items taken directly to equity[2]	57	–

At 31 December	337	–

Share-based payment reserve
At 1 January	1,329	1,395
Exercise of HSBC share options	(328)	(227)
Charge to the income statement in respect of equity settled share-based
payment transactions	12	11
Shares/options granted to employees of subsidiaries under employee share awards	219	150
Other movements	2	–

At 31 December	1,234	1,329

Other paid-in capital
At 1 January	411	270
Exercise of HSBC share options	239	141

At 31 December	650	411

Total other reserves at 31 December	2,221	1,740

Retained earnings
At 1 January	8,959	8,970
IFRSs transition adjustments at 1 January 2005[1]	(317)	–
Profit for the year attributable to shareholders	6,816	4,612
Dividends to shareholders of the parent company	(7,750)	(6,932)
Amounts arising on shares in lieu of dividends	1,811	2,627
Own shares adjustments	87	(110)
Exchange differences and other movements[2]	(105)	(208)

At 31 December[3]	9,501	8,959

1	See Note 46 for an explanation of the IFRSs transition adjustment at 1 January 2005.
2	The total net expense taken directly to equity during the year was US$232 million (2004: US$208 million).
3	Retained earnings include 130,812,676 (US$701 million) of own shares, held to fund employee share plans (2004:123,108,967, US$749 million).

Back to Contents

H S B C H O L D I N G S P L C

Financial Statements (continued)

HSBC Holdings cash flow statement for the year ended 31 December 2005

		2005	2004
	Notes	US$m	US$m
Cash flows from operating activities
Profit before tax		6,541	4,495
Adjustments for:
– non-cash items included in net profit	39	–	167
– change in operating assets	39	2,511	(2,883)
– change in operating liabilities	39	(3,349)	1,156
– elimination of exchange differences[1]		(109)	(240)
– tax received		158	125

Net cash from operating activities		5,752	2,820

Cash flows from investing activities
Purchase of financial investments		–	(1,119)
Proceeds from the sale of financial investments		303	365
Purchase of property, plant and equipment		–	(1)
Net cash outflow from acquisition of and increase in stake of subsidiaries		(4,093)	(3,696)
Net cash inflow from disposal of subsidiaries		1,063	–

Net cash used in investing activities		(2,727)	(4,451)

Cash flows from financing activities
Issue of ordinary share capital		690	581
Issue of preference shares		1,405	–
Purchases of own shares to meet share awards and share option awards		(39)	(261)
Own shares released on vesting of share awards and exercise of options		67	84
Subordinated loan capital issued		1,647	4,997
Subordinated loan capital repaid		(350)	–
Dividends paid		(5,935)	(4,425)

Net cash (used in)/from financing activities		(2,515)	976

Net increase/(decrease) in cash and cash equivalents		510	(655)
Cash and cash equivalents at 1 January		246	901

Cash and cash equivalents at 31 December	39	756	246

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements

1	Basis of preparation

	(a)	For all reporting periods up to and including the year ended 31 December 2004, HSBC prepared its consolidated financial statements in accordance with UK Generally Accepted Accounting Principles (‘UK GAAP’). From 1 January 2005, HSBC has prepared its consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRSs’) as endorsed by the EU and effective for HSBC’s reporting for the year ended 31 December 2005. IFRSs comprise accounting standards issued by the International Accounting Standards Board (‘IASB’) and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) and its predecessor body.

In preparing these consolidated financial statements, HSBC has elected to take advantage of certain transitional provisions within IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ (‘IFRS 1’) which offer exemption from presenting comparative information or applying IFRSs retrospectively. The most significant of these provisions is the exemption from presenting comparative information in accordance with IFRSs in the following areas:

• IAS 32 ‘Financial Instruments: Presentation’ (‘IAS 32’);

• IAS 39 ‘Financial Instruments: Recognition and Measurement’ (‘IAS 39’); and

• IFRS 4 ‘Insurance Contracts’ (‘IFRS 4’).

In addition, HSBC has elected not to present comparative information for disclosures required under IFRS 7 ‘Financial Instruments: Disclosure’ (‘IFRS 7’) as permitted for entities applying the standard for annual periods beginning before 1 January 2006.

The notes affected by the transition provisions within IFRS 1 that do not contain comparative information are: net income from financial instruments designated at fair value; net earned insurance premiums; net insurance claims incurred and movement in policyholders’ liabilities; net operating income; analysis of financial assets and liabilities by measurement basis; financial assets designated at fair value; hedging instruments within the derivatives note; securitisation and other structured transactions; financial liabilities designated at fair value and liabilities under insurance contracts issued.

Where comparative information for financial instruments and insurance contracts has been prepared on the basis of HSBC’s previous accounting policies, the accounting policies applied to 2004 are disclosed separately in Note 46g.

In addition to the Notes on the Financial Statements, disclosures under IFRS 7 relating to the nature and extent of risks may be found under ‘Risk Management’ in the audited information of the Financial Review on pages 115 to 177 Unless stated otherwise, this information is unaudited.

HSBC has adopted the ‘Amendment to IAS 39: The Fair Value Option’ (Note 2h), the ‘Amendment to IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’ (Note 2s), the ‘Amendment to IAS 1 Presentation of Financial Statements: Capital Disclosures’, IFRIC 4 ‘Determining whether an Arrangement contains a Lease’ (Note 2q) and IFRS 7 with effect from 1 January 2005, ahead of their effective dates. IFRSs as endorsed by the EU are identical in all respects to the current IFRSs except for the EU’s amendment to IAS 39, under which certain conditions required for the application of hedge accounting were deleted. HSBC has not taken advantage of the EU amendment to IAS 39, and applies the more restrictive requirements of IAS 39.

The balance sheets and income statements in this document are presented in accordance with IAS 1 ‘Presentation of Financial Statements’.

On publishing the parent company financial statements here together with Group financial statements HSBC Holdings is taking advantage of the exception in s230 of the Companies Act 1985 not to present its individual income statement and related notes that form a part of these financial statements.

HSBC has taken advantage of the exemption under Regulation 7 of the Partnerships and Unlimited Companies (Accounts) Regulations 1993 from certain partnerships that are consolidated by HSBC presenting their own individual financial statements under IFRSs.

	(b)	The consolidated financial statements of HSBC comprise the financial statements of HSBC Holdings and its subsidiaries made up to 31 December, with the exception of the banking and insurance subsidiaries of HSBC

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Bank Argentina, whose financial statements are made up to 30 June annually to comply with local regulations. Accordingly, HSBC uses their audited interim financial statements, drawn up to 31 December annually. Entities that are controlled by HSBC are consolidated until the date that control ceases. Newly acquired subsidiaries are consolidated from the date that control is transferred to HSBC.

The purchase method of accounting is used to account for the acquisition of subsidiaries by HSBC. The cost of an acquisition is measured at the fair value of the consideration given at the date of exchange, together with costs directly attributable to that acquisition. The acquired identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair value of HSBC’s share of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of HSBC’s share of the identifiable assets, liabilities and contingent liabilities of the business acquired, the difference is recognised immediately in the income statement.

In accordance with IFRS 1, HSBC has chosen not to restate business combinations that took place prior to 1 January 2004, the date of transition to IFRSs.

The premium recorded on shares issued in respect of acquisitions that qualified for merger relief under section 131 of the Companies Act 1985 prior to the transition to IFRS is included in the merger reserve.

All intra-HSBC transactions are eliminated on consolidation.

The consolidated financial statements of HSBC also include the attributable share of the results and reserves of joint ventures and associates. These are based on financial statements made up to 31 December, with the exception of the Bank of Communications Limited and Ping An Insurance Company of China Limited, which are included on the basis of financial statements made up to 30 September. Accordingly, HSBC has taken into account changes in the period from 1 October to 31 December that would have materially affected its results. These are equity accounted three months in arrears in order to meet the requirements of the Group’s reporting timetable.

	(c)	The preparation of financial information requires the use of estimates and assumptions about future conditions. Use of available information and application of judgement are inherent in the formation of estimates. Actual results in the future may differ from those reported. In this regard, management believes that the critical accounting policies where judgement is necessarily applied are those which relate to loan impairment, goodwill impairment and the valuation of financial instruments (see Critical Accounting Policies on pages 99 to 102).

Further information about key assumptions concerning the future, and other key sources of estimation uncertainty, are set out in the notes on these financial statements.

	(d)	A discussion of the significant differences between IFRSs and US GAAP and a reconciliation to US GAAP of certain amounts is contained in Note 47. As stated in Note 45, there are no material differences between IFRSs and Hong Kong Generally Accepted Accounting Principles (‘Hong Kong GAAP’). The Notes on the Financial Statements, taken together with the Financial Review, include the aggregate of all disclosures necessary to satisfy IFRSs, Hong Kong and US reporting requirements.

2	Summary of significant accounting policies

	(a)	Interest income and expense

Interest income and expense for all interest-bearing financial instruments except for those classified as held for trading or designated at fair value (other than debt issued by HSBC and related derivatives) are recognised in ‘Interest income’ and ‘Interest expense’ in the income statement using the effective interest rates of the financial assets or financial liabilities to which they relate.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments earned or paid on a financial asset or financial liability through its expected life or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, HSBC estimates cash flows considering all contractual terms of the financial instrument but not future credit losses. The calculation includes all amounts paid or received by HSBC that are an integral part of the effective interest rate, including transaction costs and all other premiums or discounts.

Interest on impaired financial assets is calculated by applying the original effective interest rate of the financial

Back to Contents

asset to the carrying amount as reduced by any allowance for impairment.

(b)	Non interest income

Fee income

HSBC earns fee income from a diverse range of services provided to its customers. Fee income is accounted for as follows:

	–	income earned on the execution of a significant act is recognised as revenue when the act is completed (for example, fees arising from negotiating, or participating in the negotiation of, a transaction for a third party, such as the arrangement for the acquisition of shares or other securities);

	–	income earned from the provision of services is recognised as revenue as the services are provided (for example, asset management, portfolio and other management advisory and service fees); and

	–	income which forms an integral part of the effective interest rate of a financial instrument is recognised as an adjustment to the effective interest rate (for example, loan commitment fees) and recorded in ‘Interest income’ (Note 2(a)).

Dividend income

Dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for equity securities.

Net income from financial instruments designated at fair value

‘Net income from financial instruments designated at fair value’ includes all gains and losses from changes in the fair value of financial assets and financial liabilities designated at fair value through profit or loss. Interest income and expense and dividend income arising on these financial instruments are also included, except for debt securities in issue and derivatives managed in conjunction with debt securities in issue. Interest on these instruments is shown in ‘Interest expense’.

Net trading income

Net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading, together with related interest income, expense and dividends.

(c)	Segment reporting

HSBC is organised into five geographical regions, Europe, Hong Kong, Rest of Asia-Pacific, North America and South America, and manages its business through four customer groups: Personal Financial Services; Commercial Banking; Corporate Investment Banking and Markets; and Private Banking. The main items reported in the ‘Other’ segment are the income and expenses of wholesale insurance operations, certain property activities, unallocated investment activities including hsbc.com, centrally held investment companies and HSBC’s holding company and financing operations. Segment income and expenses include transfers between geographical regions and transfers between customer groups. These transfers are conducted at arm’s length.

(d)	Determination of fair value

All financial instruments are recognised initially at fair value. The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. In certain circumstances, however, the initial fair value may be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets.

Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for assets held and offer prices for liabilities. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. These include comparison with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

For certain derivatives, fair values may be determined in whole or in part using valuation techniques based on assumptions that are not supported by prices from current market transactions or observable market data.

A number of factors such as bid-offer spread, credit profile, servicing costs of portfolios and model uncertainty are taken into account, as appropriate, when values are calculated using valuation techniques.

If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive, at which time it is recorded as a financial asset, or it is extinguished.

(e)	Loans and advances to banks and customers

Loans and advances to banks and customers include loans and advances originated by HSBC which are not intended to be sold in the short term and have not been classified either as held for trading or designated at fair value. Loans and advances are recognised when cash is advanced to borrowers and are derecognised when either borrowers repay their obligations, or the loans are sold or written off. They are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest method, less impairment losses.

(f)	Loan impairment

Losses for impaired loans are recognised promptly when there is objective evidence that impairment of a loan or portfolio of loans has occurred. Impairment losses are calculated on individual loans and on loans assessed collectively. Losses expected from future events, no matter how likely, are not recognised.

Individually assessed loans

At each balance sheet date, HSBC assesses on a case-by-case basis whether there is any objective evidence that a loan is impaired. This procedure is applied to all accounts that are considered individually significant. In determining impairment losses on these loans, the following factors are considered:

	–	HSBC’s aggregate exposure to the customer;

	–	the viability of the customer’s business model and its capability to trade successfully out of financial difficulties and generate sufficient cash flow to service its debt obligations;

	–	the amount and timing of expected receipts and recoveries;

	–	the likely dividend available on liquidation or bankruptcy;

	–	the extent of other creditors’ commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;

	–	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

	–	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

	–	the likely deduction of any costs involved in recovery of amounts outstanding;

	–	the ability of the borrower to obtain, and make payments in, the currency of the loan if not local currency; and

	–	when available, the secondary market price of the debt.

Impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan’s current carrying amount. Any loss is charged in the income statement. The carrying amount of impaired loans on the balance sheet is reduced through the use of an allowance account.

Collectively assessed loans

Impairment is assessed on a collective basis in two different scenarios:

	–	for loans subject to individual assessment, to cover losses which have been incurred but have not yet been identified; and

Back to Contents

–	for homogeneous groups of loans that are not considered individually significant.

Incurred but not yet identified impairment

Individually assessed loans for which no evidence of loss has been identified are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss. This arises from impairment at the balance sheet date which will only be individually identified in the future.

The collective impairment allowance is determined after taking into account:

–	historical loss experience in portfolios of similar credit risk characteristics (for example, by industry sector, loan grade or product);

–	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an appropriate allowance against the individual loan; and

–	management’s experienced judgement as to whether current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience.

The period between a loss occurring and its identification is estimated by local management for each identified portfolio.

Homogeneous groups of loans

For homogeneous groups of loans that are not considered individually significant, two alternative methods are used to calculate allowances on a portfolio basis:

–	When appropriate empirical information is available, HSBC utilises roll rate methodology. This methodology employs a statistical analysis of historical trends of the probability of default and the amount of consequential loss, assessed at each time period for which the customer’s contractual payments are overdue. The estimated loss is the difference between the present value of expected future cash flows, discounted at the original effective interest rate of the portfolio, and the carrying amount of the portfolio. Other historical data and current economic conditions are also evaluated when calculating the appropriate level of allowance required to cover inherent loss. In certain highly developed markets, sophisticated models also take into account behavioural and account management trends as revealed in, for example, bankruptcy and rescheduling statistics.

–	In other cases, when the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll rate methodology, HSBC adopts a formulaic approach which allocates progressively higher percentage loss rates in line with the period of time for which a customer’s loan is overdue. Loss rates are calculated from the discounted expected future cash flows from a portfolio.

Roll rates, loss rates and the expected timing of future recoveries are regularly benchmarked against actual outcomes to ensure they remain appropriate.

Loan write-offs

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery of these amounts and, for collateralised loans, when the proceeds from realising the security have been received.

Reversals of impairment

If the amount of an impairment loss decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognised, the excess is written back by reducing the loan impairment allowance account accordingly. The reversal is recognised in the income statement.

Assets acquired in exchange for loans

Non-financial assets acquired in exchange for loans in order to achieve an orderly realisation are recorded as assets held for sale and reported in ‘Other assets’. The asset acquired is recorded at the lower of its fair value (less costs to sell) and the carrying amount of the loan (net of impairment allowance) at the date of exchange. No depreciation is provided in respect of assets held for sale. Any subsequent write-down of the acquired asset to

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

fair value less costs to sell is recorded as an impairment loss and included in the income statement. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative impairment loss, is recognised in the income statement.

Renegotiated loans

Retail loans, which are generally subject to collective impairment assessment, whose terms have been renegotiated, are no longer considered to be past due but are treated as new loans only after the minimum required number of payments under the new arrangements have been received.

Loans subject to individual impairment assessment, whose terms have been renegotiated, are subject to ongoing review to determine whether they remain impaired or are considered to be past due.

(g)	Trading assets and trading liabilities

Treasury bills, debt securities, equity shares and short positions in securities are classified as held for trading if they have been acquired principally for the purpose of selling or repurchasing in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking. These financial assets or financial liabilities are recognised on trade date, when HSBC enters into contractual arrangements with counterparties to purchase or sell securities, and are normally derecognised when either sold (assets) or extinguished (liabilities). Measurement is initially at fair value, with transaction costs taken to the income statement. Subsequently, their fair values are remeasured, and all gains and losses from changes therein are recognised in the income statement in ‘Net trading income’ as they arise.

(h)	Financial instruments designated at fair value

Financial instruments, other than those held for trading, are classified in this category if they meet one or more of the criteria set out below, and are so designated by management. HSBC may designate financial instruments at fair value when the designation:

	–	eliminates or significantly reduces valuation or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognising gains and losses on them, on different bases. Under this criterion, the main classes of financial instruments designated by HSBC are:

Long-term debt issues – The interest payable on certain fixed rate long-term debt securities in issue and subordinated liabilities has been matched with the interest on ‘receive fixed/pay variable’ interest rate swaps as part of a documented interest rate risk management strategy. An accounting mismatch would arise if the debt securities in issue were accounted for at amortised cost, because the related derivatives are measured at fair value with changes in the fair value taken through the income statement. By designating the long-term debt at fair value, the movement in the fair value of the long-term debt will be recorded in the income statement.

Financial assets and financial liabilities under investment contracts – These are managed on a fair value basis and management information is also prepared on this basis. Liabilities to customers under linked contracts are determined based on the fair value of the assets held in the linked funds, with changes shown in the income statement. Liabilities to customers under other types of investment contracts would be shown at amortised cost. If no designation was made for the assets relating to the customer liabilities they would be classified as available-for-sale and the changes in fair value would be recorded directly in equity. Designation at fair value of the financial assets and liabilities under investment contracts allows the changes in fair values to be recorded in the income statement and presented in the same line.

	–	applies to groups of financial assets, financial liabilities or combinations thereof that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and where information about the groups of financial instruments is reported to management on that basis. Under this criterion, certain financial assets held to meet liabilities under insurance contracts are the main class of financial instrument so designated. HSBC has documented risk management and investment strategies designed to manage such assets at fair value, taking into consideration the relationship of assets to liabilities in a way that mitigates market risks. Reports are

Back to Contents

provided to management on the fair value of the assets. Fair value measurement is also consistent with the regulatory reporting requirements under the appropriate regulations for these insurance operations.

	–	relates to financial instruments containing one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments, including certain debt issues and debt securities held.

The fair value designation, once made, is irrevocable. Designated financial assets and financial liabilities are recognised on trade date, when HSBC enters into contractual arrangements with counterparties to purchase or sell securities, and are normally derecognised when sold (assets) or extinguished (liabilities). Measurement is initially at fair value, with transaction costs taken directly to the income statement. Subsequently, the fair values are remeasured, and gains and losses from changes therein are recognised in ‘Net income from financial instruments designated at fair value’.

Gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with designated financial assets or financial liabilities are also included in ‘Net income from financial instruments designated at fair value’. Interest on these derivatives is also included in this line, except for interest on derivatives managed with debt securities in issue designated at fair value, which is included in net interest income. The amount of change during the period, and cumulatively, in the fair value of designated financial liabilities and loans and receivables that is attributable to changes in their credit risk is determined as the amount of change in fair value that is not attributable to changes in market conditions.

(i)	Financial investments

Treasury bills, debt securities and equity shares intended to be held on a continuing basis, other than those designated at fair value (Note 2(h)), are classified as ‘available-for-sale’ or ‘held-to-maturity’. Financial investments are recognised on trade date, when HSBC enters into contractual arrangements with counterparties to purchase securities, and are normally derecognised when either the securities are sold or the borrowers repay their obligations.

	(i)	Available-for-sale securities are initially measured at fair value plus direct and incremental transaction costs. They are subsequently remeasured at fair value, and changes therein are recognised in equity in the ‘Available-for-sale reserve’ (Note 38) until the securities are either sold or impaired. When available-for- sale securities are sold, cumulative gains or losses previously recognised in equity are recognised in the income statement as ‘Gains less losses from financial investments’.

Interest income is recognised on available-for-sale securities using the effective interest rate method, calculated over the asset’s expected life. Premiums and/or discounts arising on the purchase of dated investment securities are included in the calculation of their effective interest rates. Dividends are recognised in the income statement when the right to receive payment has been established. Financial investments are recognised using trade date accounting.

At each balance sheet date an assessment is made of whether there is any objective evidence of impairment in the value of a financial asset or group of assets. This usually arises when circumstances are such that an adverse effect on future cash flows from the asset or group of assets can be reliably estimated. If an available-for-sale security is impaired, the cumulative loss (measured as the difference between the asset’s acquisition cost and its current fair value, less any impairment loss on that asset previously recognised in the income statement) is removed from equity and recognised in the income statement. Reversals of impairment losses are subject to contrasting treatments depending on the nature of the instrument concerned:

		–	if the fair value of a debt instrument classified as available-for-sale increases in a subsequent period, and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement;

		–	impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

	(ii)	Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that HSBC positively intends, and is able, to hold until maturity. Held-to-maturity investments are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at amortised cost using the effective interest rate method, less any impairment losses.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

(j)	Sale and repurchase agreements (including stock lending and borrowing)

When securities are sold subject to a commitment to repurchase them at a predetermined price (‘repos’), they remain on the balance sheet and a liability is recorded in respect of the consideration received. Securities purchased under commitments to sell (‘reverse repos’) are not recognised on the balance sheet and the consideration paid is recorded in ‘Loans and advances to banks’ or ‘Loans and advances to customers’ as appropriate. The difference between the sale and repurchase price is treated as interest and recognised over the life of the agreement.

Securities lending and borrowing transactions are generally secured, with collateral taking the form of securities or cash advanced or received. The transfer of securities to counterparties is not normally reflected on the balance sheet. Cash collateral advanced or received is recorded as an asset or a liability respectively.

Securities borrowed are not recognised on the balance sheet, unless they are sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value, and any gains or losses are included in ‘Net trading income’.

For repos and security lending, if the counterparty has the right to sell or repledge the securities transferred, the securities are presented separately on the balance sheet from assets that may not be repledged or resold by a counterparty.

(k)	Derivatives and hedge accounting

Derivatives are recognised initially, and are subsequently remeasured, at fair value. Fair values of exchange- traded derivatives are obtained from quoted market prices. Fair values of OTC derivatives are obtained using valuation techniques, including discounted cash flow models and option pricing models.

In the normal course of business, the fair value of a derivative on initial recognition is the transaction price (that is the fair value of the consideration given or received). In certain circumstances, however, the fair value will be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets, such as interest rate yield curves, option volatilities and currency rates. When such evidence exists, HSBC recognises a trading gain or loss on inception of the derivative. When unobservable market data have a significant impact on the valuation of derivatives, the entire initial change in fair value indicated by the valuation model is not recognised immediately in the income statement but is recognised over the life of the transaction on an appropriate basis or is recognised in the income statement when the inputs become observable, or when the transaction matures or is closed out.

Derivatives may be embedded in other financial instruments, for example, a convertible bond with an embedded conversion option. Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a stand-alone derivative; and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with changes therein recognised in the income statement.

Derivatives are classified as assets when their fair value is positive, or as liabilities when their fair value is negative. Derivative assets and liabilities arising from different transactions are only offset if the transactions are with the same counterparty, a legal right of offset exists, and the parties intend to settle the cash flows on a net basis.

The method of recognising fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments, and if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives held for trading are recognised in the income statement. When derivatives are designated as hedges, HSBC classifies them as either: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments (‘fair value hedges’); (ii) hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (‘cash flow hedges’); or (iii) hedges of net investments in a foreign operation (‘net investment hedges’). Hedge accounting is applied to derivatives designated as hedging instruments in a fair value, cash flow or net investment hedge provided certain criteria are met.

Back to Contents

Hedge accounting

At the inception of a hedging relationship, HSBC documents the relationship between the hedging instruments and hedged items, its risk management objective and its strategy for undertaking the hedge. HSBC also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. Interest on designated qualifying hedges is included in ‘Net interest income’.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the income statement, along with changes in the fair value of the assets, liabilities or group thereof, that are attributable to the hedged risk.

If a hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of the hedged item is amortised to the income statement based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognised whereby it is released to the income statement immediately.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity within the cash flow hedging reserve. Any gain or loss in fair value relating to an ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is eventually recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement on the disposal of the foreign operation.

Hedge effectiveness testing

To qualify for hedge accounting, HSBC requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective effectiveness). Actual effectiveness (retrospective effectiveness) must also be demonstrated on an ongoing basis.

The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed. The method an HSBC entity adopts for assessing hedge effectiveness will depend on its risk management strategy. For prospective effectiveness, the hedging instrument must be expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated. For actual effectiveness, the changes in fair value or cash flows must offset each other in the range of 80 per cent to 125 per cent for the hedge to be deemed effective.

Hedge ineffectiveness is recognised in the income statement in ‘Net trading income’.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Derivatives that do not qualify for hedge accounting

All gains and losses from changes in the fair values of any derivatives that do not qualify for hedge accounting are recognised immediately in the income statement. These gains and losses are reported in ‘Net trading income’, except where derivatives are managed in conjunction with financial instruments designated at fair value, (other than derivatives managed in conjunction with debt securities issued by the Group) in which case gains and losses are reported in ‘Net income from financial instruments designated at fair value’. The interest on derivatives managed in conjunction with debt securities issued by the Group which are designated at fair value is recognised in ‘Interest expense’. All other gains and losses on these derivatives are reported in ‘Net income from financial instruments designated at fair value’.

(l)	Derecognition of financial assets and liabilities

Financial assets are derecognised when the right to receive cash flows from the assets has expired; or when HSBC has transferred its contractual right to receive the cash flows of the financial assets, and substantially all the risks and rewards of ownership; or where control is not retained. Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or expires.

(m)	Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

(n)	Subsidiaries, associates and joint ventures

HSBC Holdings’ investments in subsidiaries are stated at cost less impairment losses. Reversals of impairment losses are recognised in the income statement if there has been a change in the estimates used to determine the recoverable amount of the investment.

Investments in associates and interests in joint ventures are recognised using the equity method, initially stated at cost, including attributable goodwill, and are adjusted thereafter for the post-acquisition change in HSBC’s share of net assets.

Unrealised gains on transactions between HSBC and its associates and joint ventures are eliminated to the extent of HSBC’s interest in the respective associates or joint ventures. Unrealised losses are also eliminated to the extent of HSBC’s interest in the associates or joint ventures unless the transaction provides evidence of an impairment of the asset transferred.

(o)	Goodwill and intangible assets

(i) Goodwill arises on business combinations, including the acquisition of subsidiaries, joint ventures or associates, when the cost of acquisition exceeds the fair value of HSBC’s share of the identifiable assets, liabilities and contingent liabilities acquired. By contrast, if HSBC’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of an acquired business is greater than the cost to acquire, the excess is recognised immediately in the income statement.

Intangible assets are recognised separately from goodwill when they are separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

Goodwill is allocated to cash-generating units for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. Impairment testing is performed annually by comparing the present value of the expected future cash flows from a business with the carrying amount of its net assets, including attributable goodwill. Goodwill is stated at cost less accumulated impairment losses which are charged to the income statement.

Goodwill on acquisitions of joint ventures or associates is included in ‘Interests in associates and joint ventures’.

At the date of disposal of a business, attributable goodwill is included in HSBC’s share of net assets in the calculation of the gain or loss on disposal.

Back to Contents

(ii)	Intangible assets include the value of in-force long-term assurance business, computer software, trade names, mortgage servicing rights, customer lists, core deposit relationships, credit card customer relationships and merchant or other loan relationships. Intangible assets are subject to impairment review if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable.

	–	Intangible assets that have an indefinite useful life, or are not yet ready for use, are tested for impairment annually. This impairment test may be performed at any time during the year, provided it is performed at the same time every year. An intangible asset recognised during the current period is tested before the end of the current year.

	–	Intangible assets that have a finite useful life, except for the value of in-force long-term assurance business, are stated at cost less amortisation and accumulated impairment losses and are amortised over their estimated useful lives. Estimated useful life is the lower of legal duration and expected economic life. The amortisation of mortgage servicing rights is included within ‘Net fee income’.

For the accounting policy followed in respect of the value of the in-force long-term insurance business see Note 2(w).

(iii)	Intangible assets are amortised over their finite useful lives as follows:

Trade names	10 years
Mortgage servicing rights	between 5 and 30 years
Purchased software	5 years
Internally generated software	5 years
Customer/merchant relationships	between 3 and 10 years
Other	10 years

(p)	Property, plant and equipment

Land and buildings are stated at historical cost, or fair value at the date of transition to IFRSs (‘deemed cost’), less any impairment losses and depreciation calculated to write off the assets over their estimated useful lives as follows:

	–	freehold land is not depreciated; and

	–	buildings are depreciated on cost at the greater of two per cent per annum on a straight-line basis or, if leasehold, over the unexpired terms of the leases, or over their remaining useful lives.

Equipment, fixtures and fittings (including equipment on operating leases where HSBC is the lessor) are stated at cost less any impairment losses and depreciation calculated on a straight-line basis to write off the assets over their accumulated useful lives, which run to a maximum of 35 years but are generally between five years and 20 years.

HSBC holds certain properties as investments to earn rentals or for capital appreciation, or both. Investment properties are included in the balance sheet at fair value with changes therein recognised in the income statement in the period of change. Fair values are determined by independent professional valuers who apply recognised valuation techniques.

Property, plant and equipment is subject to an impairment review if there are events or changes in circumstance which indicate that the carrying amount may not be recoverable.

(q)	Finance and operating leases

Agreements which transfer to counterparties substantially all the risks and rewards incidental to the ownership of assets, but not necessarily legal title, are classified as finance leases. When HSBC is a lessor under finance leases the amounts due under the leases, after deduction of unearned charges, are included in ‘Loans and advances to banks’ or ‘Loans and advances to customers’ as appropriate. Finance income receivable is recognised over the periods of the leases so as to give a constant rate of return on the net investment in the leases.

When HSBC is a lessee under finance leases the leased assets are capitalised and included in ‘Property, plant and equipment’ and the corresponding liability to the lessor is included in ‘Other liabilities’. A finance lease and its corresponding liability are recognised initially at the fair value of the asset or, if lower, the present value of the minimum lease payments. Finance charges payable are recognised over the period of the lease based on the interest rate implicit in the lease so as to give a constant rate of interest on the remaining balance of the liability.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

All other leases are classified as operating leases. When acting as lessor, HSBC includes the assets subject to operating leases in ‘Property, plant and equipment’ and accounts for them accordingly. Impairment losses are recognised to the extent that residual values are not fully recoverable and the carrying value of the equipment is thereby impaired. When HSBC is the lessee, leased assets are not recognised on the balance sheet. Rentals payable and receivable under operating leases are accounted for on a straight-line basis over the periods of the leases and are included in ‘General and administrative expenses’ and ‘Other operating income’ respectively.

(r)	Income tax

Income tax on the profit or loss for the year comprises current tax and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in shareholders’ equity, in which case it is recognised in shareholders’ equity.

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantially enacted by the balance sheet date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when HSBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent it is probable that future taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using the tax rates expected to apply in the periods in which the assets will be realised or the liabilities settled. Deferred tax assets and liabilities are offset when they arise in the same tax reporting group and relate to income taxes levied by the same taxation authority, and when a legal right to offset exists in the entity.

Deferred tax relating to actuarial gains and losses on post-employment benefits is recognised directly in equity. From 1 January 2005, deferred tax relating to fair value remeasurement of available-for-sale investments and cash flow hedges which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement when the deferred fair value gain or loss is recognised in the income statement.

(s)	Pension and other post-employment benefits

HSBC operates a number of pension and other post-employment benefit plans throughout the world. These plans include both defined benefit and defined contribution plans and various other post-employment benefits such as post-employment health-care.

Payments to defined contribution plans and state-managed retirement benefit plans, when HSBC’s obligations under the plans are equivalent to a defined contribution plan, are charged as an expense as they fall due.

The costs recognised for funding defined benefit plans are determined using the Projected Unit Credit Method, with annual actuarial valuations performed on each plan. Actuarial differences that arise are recognised in shareholders’ equity and presented in the Statement of Recognised Income and Expense in the period in which they arise. All cumulative actuarial gains and losses on defined benefit plans as at 1 January 2004 were recognised in equity at the date of transition to IFRSs. Past service costs are recognised immediately to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Current service costs and any past service costs, together with the unwinding of the discount on plan liabilities less the expected return on plan assets, are charged to operating expenses.

The defined benefit liability recognised in the balance sheet represents the present value of defined benefit obligations adjusted for unrecognised past service costs and reduced by the fair value of plan assets. Any net defined benefit surplus is limited to unrecognised past service costs plus the present value of available refunds and reductions in future contributions to the plan.

The costs of providing other post-employment benefits such as post-employment health-care are accounted for on the same basis as defined benefit pension plans.

Back to Contents

(t)	Equity compensation plans

Shares awarded to an employee on joining HSBC that are made available immediately, with no vesting period attached to the award, are expensed immediately. When an inducement is awarded to an employee on commencement of employment with HSBC, and the employee must complete a specified period of service before the inducement vests, the expense is spread over the period to vesting.

The compensation expense of share options is recognised over the vesting period. Compensation expense is determined by reference to the fair value of the options on grant date, and the effect of any non-market vesting conditions such as option lapses. An option may lapse if, for example, an employee ceases to be employed by HSBC before the end of the vesting period. Estimates of future such employee departures are taken into account when accruing the cost during the service period.

The cost of bonuses awarded in respect of past service, by which an employee is required to complete a specified period of future service to be entitled to the award, is spread over the period of service rendered to the vesting date.

The compensation expense charged to the income statement is credited to the share-based payment reserve over the vesting period of the shares and options. If awards of shares and options lapse during the vesting period due to an employee leaving employment with HSBC, the charge to date is reversed to the income statement. If an award lapses due to an employee leaving a plan but not employment with HSBC or due to HSBC cancelling or modifying a plan, this is accounted for as an acceleration of vesting with full immediate recognition of the outstanding charge in the income statement. If awards of shares or options lapse after they have fully vested, the amount in respect of the award charged to the share-based payment reserve is transferred to retained earnings.

(u)	Foreign currencies

Items included in the financial statements of each of HSBC’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements of HSBC are presented in US dollars, which is the Group’s presentation currency.

Transactions in foreign currencies are recorded in the functional currency at the rate of exchange prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate of exchange ruling at the balance sheet date. Any resulting exchange differences are included in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into the functional currency using the rate of exchange at the date of the initial transaction, except for goodwill arising on consolidation, which is translated into the functional currency using the rate of exchange ruling at the balance sheet date. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated into the functional currency using the rate of exchange at the date the fair value was determined.

The results of branches, subsidiaries, joint ventures and associates not reporting in US dollars are translated into US dollars at the average rates of exchange for the reporting period. Exchange differences arising from the retranslation of opening foreign currency net investments, and exchange differences arising from retranslation of the result for the reporting period from the average rate to the exchange rate prevailing at the period end, are accounted for in a separate foreign exchange reserve. Exchange differences on a monetary item that is part of a net investment in a foreign operation are recognised in the income statement of the separate subsidiary financial statements. In consolidated financial statements these exchange differences are recognised in the foreign exchange reserve in shareholders’ equity. In accordance with IFRS 1, HSBC has set the cumulative exchange differences for all foreign operations to zero at the date of transition to IFRSs. On disposal of a foreign operation, exchange differences relating thereto and previously recognised in reserves are recognised in the income statement.

(v)	Provisions

Provisions are recognised when it is probable that an outflow of economic benefits will be required to settle a current legal or constructive obligation as a result of past events, and a reliable estimate can be made of the amount of the obligation.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

(w)	Insurance contracts

Through its insurance subsidiaries, HSBC issues contracts to customers that contain insurance risk, financial risk or a combination thereof. A contract under which HSBC accepts significant insurance risk from another party by agreeing to compensate that party on the occurrence of a specified uncertain future event, is classified as an insurance contract. An insurance contract may also transfer financial risk, but is accounted for as an insurance contract if the insurance risk is significant.

Insurance contracts are accounted for as follows:

Premiums

Gross insurance premiums for non-life insurance business are reported as income over the term of the insurance contract attributable to the risks borne during the accounting period. The unearned premium or the proportion of the business underwritten in the accounting year relating to the period of risk after the balance sheet date is calculated on a daily or monthly pro rata basis.

Premiums for life insurance contracts are accounted for when receivable, except in unit-linked insurance contracts where premiums are accounted for when liabilities are established.

Reinsurance premiums are accounted for in the same accounting period as the premiums for the direct insurance to which they relate.

Claims and reinsurance recoveries

Gross insurance claims for non-life insurance contracts include paid claims and movements in outstanding claims reserves. The outstanding claims reserves are based on the estimated ultimate cost of all claims incurred but not settled at the balance sheet date, whether reported or not, together with related claim-handling costs and a reduction for the expected value of salvage and other recoveries. Reserves for claims incurred but not reported are made on an estimated basis, using appropriate statistical techniques.

Gross insurance claims for life insurance contracts reflect the total cost of claims arising during the year, including claim handling costs and any policyholder bonuses allocated in anticipation of a bonus declaration. The liabilities under non-linked life insurance contracts (long-term business provision) are calculated by each life insurance operation based on local actuarial principles. The liabilities under unit-linked life insurance contracts are at least equivalent to the surrender or transfer value which is calculated by reference to the value of the relevant underlying funds or indices.

Reinsurance recoveries are accounted for in the same period as the related claim.

Present value of in-force long-term insurance business

A value is placed on insurance contracts that are classified as long-term insurance business and are in force at the balance sheet date.

The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions. Movements in the present value of in-force long-term insurance business are included in ‘Other operating income’ on a gross of tax basis.

(x)	Investment contracts

Customer liabilities under non-linked and unit-linked investment contracts and the linked financial assets are measured at fair value, and the movements in fair value are recognised in the income statement in ‘Net income from financial investments designated at fair value’. Premiums receivable and amounts withdrawn are accounted for as increases or decreases in the liability recorded in respect of investment contracts.

Investment management fees receivable are recognised in the income statement over the period of the provision of the investment management services.

The incremental costs directly related to the acquisition of new investment contracts or renewing existing investment contracts are capitalised and amortised over the period during which the investment management services are provided.

Back to Contents

	(y)	Debt securities in issue and subordinated liabilities

Debt securities in issue are initially measured at fair value, which is normally the consideration received net of directly attributable transaction costs incurred. Subsequent measurement is at amortised cost, using the effective interest rate method to amortise the difference between proceeds net of directly attributable transaction costs and the redemption amount over the expected life of the debt, unless the securities are designated at fair value (Note 2h).

	(z)	Share capital

Shares are classified as equity when there is no contractual obligation to transfer cash or other financial assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax.

HSBC Holdings plc shares held by HSBC are recognised in Total shareholders’ equity as a deduction from retained earnings until they are cancelled. When such shares are subsequently sold, reissued or otherwise disposed of, any consideration received is included in Total shareholders’ equity, net of any directly attributable incremental transaction costs and related income tax effects.

	(aa)	Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months’ maturity from the date of acquisition, and include cash and balances at central banks, treasury bills and other eligible bills, loans and advances to banks, and certificates of deposit.

3	Net income from financial instruments designated at fair value

Net income from financial instruments designated at fair value includes:

	•	all gains and losses from changes in the fair value of financial assets and liabilities designated at fair value, including liabilities under investment contracts;

	•	all gains and losses from changes in the fair value of derivatives that are managed in conjunction with financial assets and liabilities designated at fair value; and

	•	interest income, interest expense and dividend income in respect of:

		–	financial assets and liabilities designated at fair value;

		–	derivatives managed in conjunction with the above,

except for interest expense arising on HSBC’s debt securities in issue and subordinated liabilities, together with the interest element of derivatives managed in conjunction with them, which are recognised in ‘Interest expense’.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

2005
US$m
Net income/(expense) arising on:
– financial assets held to meet liabilities under insurance and investment contracts	1,760
– other financial assets designated at fair value	90
– derivatives managed in conjunction with financial assets designated at fair value	17

1,867

– liabilities to customers under investment contracts	(1,126)
– HSBC’s debt securities in issue and subordinated liabilities[1]	1,795
– derivatives managed in conjunction with HSBC’s debt securities in issue and subordinated liabilities	(1,392)
– other financial liabilities designated at fair value	(112)
– derivatives managed in conjunction with other financial liabilities designated at fair value	2

(833)

Net income from financial instruments designated at fair value	1,034

1	Gains and losses from changes in the fair value of HSBC’s debt securities in issue and subordinated liabilities may arise from changes in HSBC’s own credit risk. In 2005, HSBC recognised a US$70 million loss on changes in the fair value of these instruments arising from changes in HSBC’s own credit risk.

4	Net earned insurance premiums

		2005

					Investment
					contracts with
			Life	Life	discretionary
		Non-life	insurance	insurance	participation
		insurance	(non-linked)	(linked)	features	Total
		US$m	US$m	US$m	US$m	US$m

	Gross written premiums	2,364	3,441	768	12	6,585
	Movement in unearned premiums	(225)	2	(210)	–	(433)

	Gross earned premiums	2,139	3,443	558	12	6,152

	Gross written premiums ceded to reinsurers	(479)	(277)	(20)	–	(776)
	Reinsurers’ share of movement in unearned premiums	60	–	–	–	60

	Reinsurers’ share of gross earned premiums	(419)	(277)	(20)	–	(716)

	Net earned insurance premiums	1,720	3,166	538	12	5,436

Back to Contents
5	Net insurance claims incurred and movement in policyholders’ liabilities

		2005

					Investment
					contracts with
			Life	Life	discretionary
		Non-life	insurance	insurance	participation
		insurance	(non-linked)	(linked)	features	Total
		US$m	US$m	US$m	US$m	US$m

	Claims, benefits and surrenders paid	966	621	357	–	1,944
	Movement in liabilities	72	1,683	445	9	2,209
	Gross claims incurred and movement in liabilities	1,038	2,304	802	9	4,153
	Reinsurers’ share of claims, benefits and surrenders paid	(146)	(111)	(11)	–	(268)
	Reinsurers’ share of movement in liabilities	2	191	(11)	–	182
	Reinsurers’ share of claims incurred and movement in liabilities	(144)	80	(22)	–	(86)

	Net insurance claims incurred and movement in policyholders’ liabilities	894	2,384	780	9	4,067

6	Net operating income

Net operating income for the year ended 31 December 2005 is stated after the following items of income, expense, gains and losses:

2005
US$m
Income
Interest recognised on impaired financial assets	120
Fees earned on financial assets or liabilities not held for trading nor designated at fair value, other than
fees included in effective interest rate calculations on these types of assets and liabilities	9,077
Fees earned on trust and other fiduciary activities where HSBC holds or invests assets on behalf
of its customers	2,912
Income from listed investments[1]	6,819

Expense
Interest on financial instruments, excluding interest on financial liabilities held for trading or designated
at fair value	(26,627)
Fees payable on financial assets or liabilities not held for trading nor designated at fair value, other than
fees included in effective interest rate calculations on these types of assets and liabilities	(1,357)
Fees payable relating to trust and other fiduciary activities where HSBC holds or invests assets on behalf
of its customers	(238)

Gains/(losses)
Loss on disposal or settlement of loans and advances	(12)
Gain on disposal or settlement of financial liabilities, other than those held for trading, designated at
fair value or derivatives	22

Net impairment loss on loans and advances	(7,860)
Net reversal of impairment allowances in respect of available-for-sale financial investments	42
Gains on disposal of property, plant and equipment and non-financial investments	703

1	Income from listed investments at 31 December 2004 was US$5,166 million.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

7	Employee compensation and benefits

		2005	2004
		US$m	US$m

	Wages and salaries	14,008	12,374
	Social security costs	1,072	973
	Post-employment benefits	1,065	1,176

		16,145	14,523

	The average number of persons employed by HSBC during the year was as follows:
		2005	2004

	Europe	82,638	80,930
	Hong Kong	25,699	25,070
	Rest of Asia-Pacific	50,605	37,211
	North America	73,816	70,041
	South America	32,527	31,475

	Total	265,285	244,727

Post-employment benefit plans

HSBC pension plans

HSBC operates some 163 pension plans throughout the world, covering 80 per cent of HSBC’s employees, with a total pension cost of US$1,007 million (2004: US$1,111 million), of which US$546 million (2004: US$485 million) relates to overseas plans.

Progressively, HSBC has been moving to defined contribution plans for all new employees. The pension cost for defined contribution plans, which cover 35 per cent of HSBC’s employees, was US$389 million (2004: US$351 million).

Both HSBC and, where relevant and appropriate, the Trustees’ long-term investment objectives for defined benefit plans are:

• to limit the risk of the assets failing to meet the liability of the plans over the long-term; and

• to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of the defined benefit plans.

Both HSBC and, where relevant and appropriate, the Trustees, consider that the investment policy should be consistent with meeting their mutual overall long-term investment objectives. In pursuit of these long-term objectives, an overall benchmark is established for the allocation of the defined benefit plan assets between asset classes. In addition, each permitted asset class has its own benchmarks, such as stock market or property valuation indices and desired levels of out performance where relevant. This is intended to be reviewed at least triennially within 18 months of the date at which the actual valuation is made, or more frequently if circumstances or local legislation so require. The process generally involves an extensive asset and liability review.

The Group’s defined benefit plans, which cover 45 per cent of HSBC’s employees, are predominantly funded plans with assets, in the case of most of the larger plans, held in trust or similar funds separate from HSBC. The plans are reviewed at least annually or in accordance with local practice and regulations by qualified actuaries. The actuarial assumptions used to calculate the defined benefit obligation and related current service cost vary according to the economic conditions of the countries in which they are situated.

The largest plan exists in the United Kingdom, where the HSBC Bank (UK) Pension Scheme covers employees of HSBC Bank plc and certain other employees of HSBC. This plan comprises a funded defined benefit plan (‘the principal plan’) which is closed and a defined contribution plan which was established on 1 July 1996 for new employees. The latest valuation of the principal plan was made at 31 December 2002 by C G Singer, Fellow of the Institute of Actuaries, of Watson Wyatt LLP. At that date, the market value of the principal plan’s assets was US$9,302 million. The actuarial value of the plan assets represented 88 per cent of the benefits accrued to members, after allowing for expected future increases in earnings, and the resulting deficit amounted to US$1,270 million. The method adopted for this valuation was the projected unit method and the main assumptions used were a long-term investment return of 6.85 per cent per annum, salary increases of 3.0 per cent per annum, and post-retirement pension

Back to Contents
increases of 2.5 per cent per annum.

In anticipation of the above valuation result, HSBC made a payment into the principal plan in February 2003 amounting to US$817 million. In addition, following receipt of the valuation results, a further payment of US$137 million was made into the principal plan. HSBC decided to continue ongoing contributions to the principal plan at the rate of 20 per cent of pensionable salaries until completion of the next actuarial valuation, due as at 31 December 2005. However, in anticipation of the valuation results disclosing a continuing deficit, on 22 December 2005 HSBC Bank plc made an additional contribution of US$1,746 million to the principal plan in order to reduce the deficit of the plan.

In Hong Kong, the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme covers employees of The Hongkong and Shanghai Banking Corporation and certain other employees of HSBC. The plan comprises a funded defined benefit plan (which provides a lump sum on retirement but which is now closed to new members) and a defined contribution plan. The latter was established on 1 January 1999 for new employees. The latest valuation of the defined benefit plan was made at 31 December 2004 and was performed by E Chiu, Fellow of the Society of Actuaries of the United States of America, of HSBC Life (International) Limited, a subsidiary of HSBC Holdings. At that date, the market value of the defined benefit plan’s assets was US$942 million. On an ongoing basis, the actuarial value of the plan’s assets represented 115 per cent of the benefits accrued to members, after allowing for expected future increases in salaries, and the resulting surplus amounted to US$121 million. On a wind-up basis, the actuarial value of the plan’s assets represents 128 per cent of the members’ vested benefits, based on current salaries, and the resulting surplus amounted to US$206 million. The actuarial method used was the projected unit credit method and the main assumptions used in this valuation were a discount rate of 4.0 per cent per annum and long-term salary increases of 3.0 per cent per annum (with short-term deviation from 2005 to 2008).

The HSBC North America (U.S.) Retirement Income Plan was formed with effect from the close of business on 31 December 2004 by the merger of the HSBC Bank USA Pension Plan and the HSBC Finance Corporation Retirement Income Plan. This plan covers employees of HSBC Bank USA, HSBC Finance Corporation, and certain other employees of HSBC. It comprises a funded defined benefit plan (now closed) and a cash balance plan. All new employees participate in the cash balance plan. The first full actuarial valuation of the merged plan was made at 1 January 2005 by Pedro Nebres, Fellow of the Society of Actuaries and Dan Kutliroff, Enrolled Actuary, of Mercer Human Resource Consulting. Both are members of the American Academy of Actuaries. At that date, the market value of the merged plan’s assets was US$2,305 million. The actuarial value of the assets represents 137 per cent of the benefits accrued to members, after allowing for expected future increases in earnings. The resulting surplus amounted to US$622 million. The method employed for this valuation was the projected unit credit method and the main assumptions used were a discount rate of 8.0 per cent per annum and average salary increases of 3.75 per cent per annum. These results are preliminary until the Inland Revenue Service grants formal approval for the merger of pension plans which is expected by the end of the second quarter of 2006.

The HSBC Bank (UK) Pension Scheme, The HSBC Group Hong Kong Local Staff Retirement Benefit Scheme, and the HSBC North America (U.S.) Retirement Income Plan cover 38 per cent of HSBC’s employees.

HSBC healthcare benefits plans

HSBC also provides post-employment healthcare benefits under plans in the United Kingdom, the United States, Canada, Mexico, France and Brazil, the majority of which are unfunded. Post-employment healthcare benefits plans are accounted for in the same manner as defined benefit pension plans. The plans are reviewed at least annually or in accordance with local practice and regulations by qualified actuaries. The actuarial assumptions used to calculate the defined benefit obligation and related current service cost vary according to the economic conditions of the countries in which they are situated. Total healthcare cost was US$58 million (2004: US$65 million).

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Post-employment defined benefit plans’ principal actuarial financial assumptions

The principal actuarial financial assumptions used to calculate the Group’s obligations under its defined benefit pension and post-employment healthcare plans at 31 December 2005, were as follows. These assumptions also formed the basis for measuring periodic costs under the plans in 2006:

			Rate of
			increase for
			pensions in
			payment
			and	Rate	Healthcare
	Discount	Inflation	deferred	of pay	cost trend
	rate	rate	pension	increase	rates
	%	%	%	%	%

UK	4.75	2.7	2.7	3.2	6.7
Hong Kong	4.2	n/a	n/a	5.0	n/a
US	5.7	2.5	n/a	3.75	10.4
Jersey	4.75	2.7	2.7	4.45	n/a
Mexico	8.90	3.75	3.75	4.5	7.3
Brazil	11.75	5.5	5.5	5.5	12.5
France	4.1	2.0	2.0	3.0	6.0
Canada	5.25	2.5	n/a	3.0	7.3
Switzerland	2.25	1.5	n/a	2.25	n/a
Germany	4.0	2.0	2.0	3.0	n/a

HSBC calculates that a 25 basis point change in the discount rate used for the HSBC Bank (UK) Pension Scheme as at 31 December 2005 would result in a change in the plan’s defined benefit obligation of approximately 5 per cent or US$1,030 million.

HSBC determines the discount rates to be applied to its obligations in consultation with the plans’ local actuaries, on the basis of current average yields of high quality (AA rated or equivalent) debt instruments, with maturities consistent with that of the defined benefit obligations. The expected rate of return on plan assets is based on historical market returns adjusted for additional factors such as the current rate of inflation and interest rates.

The principal actuarial financial assumptions used to calculate the Group’s obligations under its defined benefit pension and post-employment healthcare plans at 31 December 2004, which formed the basis for measuring the 2005 periodic costs, were as follows:

			Rate of
			increase for
			pensions in
			payment	Rate	Healthcare
	Discount	Inflation	and deferred	of pay	cost trend
	rate	rate	pension	increase	rates
	%	%	%	%	%

UK	5.3	2.7	2.7	3.2	7.7
Hong Kong	4.0	n/a	n/a	5.0	n/a
US	6.0	2.5	n/a	3.75	9.0
Jersey	5.3	2.7	2.7	4.45	n/a
Mexico	10.75	5.0	5.0	6.50	8.68
Brazil	11.75	5.0	5.0	5.0	10.5
France	4.5	2.0	2.0	3.5	6.0
Canada	6.0	2.5	n/a	3.0	7.7
Switzerland	3.25	1.5	n/a	2.25	n/a
Germany	4.5	1.5	1.5	2.5	n/a

The principal actuarial financial assumptions used to calculate the Group’s obligations under its defined benefit pension and post-employment healthcare plans at 31 December 2003, which formed the basis for measuring the 2004 periodic costs, were as follows:

Back to Contents
			Rate of
			increase for
			pensions in
			payment	Rate	Healthcare
	Discount	Inflation	and deferred	of pay	cost trend
	rate	rate	pension	increase	rates
	%	%	%	%	%

UK	5.5	2.5	2.5	3.0	7.5
Hong Kong	5.5	n/a	n/a	4.5	n/a
US	6.25	2.5	n/a	3.75	12.9
Jersey	5.5	2.5	2.5	4.25	n/a
Mexico	10.75	5.0	5.0	7.5	8.68
Brazil	11.3	5.0	5.0	5.11	8.15
France	5.25	2.0	2.0	3.5	6.0
Canada	6.25	2.0	n/a	3.0	8.2
Switzerland	3.5	1.5	n/a	2.5	n/a
Germany	5.25	1.5	1.5	2.5	n/a

Mortality assumptions are increasingly significant in measuring the Group’s obligations under its defined benefit pension and post-employment healthcare plans, particularly given the maturity of the plans. HSBC calculates that each additional year of longevity assumed in calculating its defined benefit obligation for the HSBC Bank (UK) Pension Scheme increases its obligation by approximately US$600 million. The mortality tables and average life expectancy at 65 used at 31 December 2005 were as follows:

		Life expectancy at		Life expectancy at
		age 65 for a male		age 65 for a female
	Mortality table	member currently:		member currently:

		Aged 65	Aged 45	Aged 65	Aged 45

UK	PA92U2005	19.53	20.89	22.57	23.86
Hong Kong	n/a	n/a	n/a	n/a	n/a
US	RP 2000 imp 2005	17.90	17.90	20.25	20.25
Jersey	PA92C2036	20.83	20.83	23.75	23.75
Mexico	GAM83M	16.56	16.56	16.56	16.56
Brazil	AT83	18.51	18.51	21.89	21.89
France	TPG93	23.02	25.32	23.02	25.32
Canada pension plans	UP94 C2012 and	18.65	18.65	21.37	21.37
	UP94 C2027	and 19.84	and 19.84	and 22.00	and 22.00
Canada healthcare plan	GAM94M/F	17.88	17.88	21.32	21.32
Switzerland	EVK2000 (3% loading)	18.30	18.30	21.21	21.21
Germany	Heubeck 2005 G	18.06	20.84	22.20	24.85

The mortality tables and average life expectancy at 65 used at 31 December 2004 were as follows:

		Life expectancy at		Life expectancy at
		age 65 for a male		age 65 for a female
	Mortality table	member currently:		member currently:

		Aged 65	Aged 45	Aged 65	Aged 45

UK	PA92U2002	19.26	20.72	22.31	23.71
Hong Kong	n/a	n/a	n/a	n/a	n/a
US	GAM83M/F	16.56	16.56	21.21	21.21
Jersey	PA92C2036	20.83	20.83	23.75	23.75
Mexico	UP84	15.17	15.17	15.17	15.17
Brazil	AT83	18.51	18.51	21.89	21.89
France	TPG93	23.02	25.32	23.02	25.32
Canada pension plans	UP94 C2012 and	18.65	18.65	21.37	21.37
	UP94 C2027	and 19.84	and 19.84	and 22.00	and 22.00
Canada healthcare plan	GAM94M/F	17.88	17.88	21.32	21.32
Switzerland	EVK2000 (3% loading)	18.30	18.30	21.21	21.21
Germany	Heubeck Richttafeln	17.67	17.67	21.19	21.19

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Defined benefit pension plans

The calculation of the net liability under the Group’s defined benefit pension plans is set out below together with the expected rates of return and plan assets used to measure the net defined benefit pension costs in each subsequent year:

	At 31 December 2005

	HSBC Bank (UK) Pension Scheme		Other plans

	Expected		Expected
	rates of		rates of
	return	Value	return	Value
	%	US$m	%	US$m

Equities	8.0	8,181	8.6	2,749
Bonds	4.3	5,234	5.2	2,539
Property	6.5	1,540	6.5	97
Other	3.6	2,441	4.6	971

Fair value of plan assets		17,396		6,356
Present value of funded obligations		(20,587)		(6,687)
Present value of unfunded obligations		–		(415)

Defined benefit obligation		(20,587)		(7,102)
Effect of limit on plan surpluses		–		(7)
Unrecognised past service cost		–		3

Net liability		(3,191)		(750)

	At 31 December 2004

	HSBC Bank (UK) Pension Scheme		Other plans

	Expected rates		Expected rates
	of return	Value	of return	Value
	%	US$m	%	US$m

Equities	8.1

		8,718

			9.5

				2,649

Bonds	4.7	4,100	5.5	2,044
Property	6.5	1,536	6.5	68
Other	3.6	751	4.5	1,062

Fair value of plan assets		15,105		5,823
Present value of funded obligations		(19,988)		(5,739)
Present value of unfunded obligations		–		(762)

Defined benefit obligation		(19,988)		(6,501)
Effect of limit on plan surpluses		–		(11)
Unrecognised past service cost		–		–

Net liability		(4,883)		(689)

Plan assets included US$80 million (2004: US$76 million) of equities and US$53 million (2004: US$nil) of other assets issued by HSBC.

Back to Contents
Changes in the present value of defined benefit obligations

	2005		2004

	HSBC Bank		HSBC Bank
	(UK) Pension	Other	(UK) Pension	Other
	Scheme	plans	Scheme	plans
	US$m	US$m	US$m	US$m

At 1 January	19,988	6,501	16,619	5,651
Current service cost	383	283	348	257
Interest cost	981	333	921	326
Contributions by employees	–	14	–	11
Actuarial losses	1,968	506	956	285
Benefits paid	(540)	(338)	(586)	(276)
Past service cost – vested immediately	–	(3)	–	(8)
Past service cost – unvested benefits	–	3	–	–
Acquisitions	84	–	–	51
(Gains)/losses on curtailments	–	(4)	242	(17)
Liabilities extinguished on settlements	–	(6)	–	(10)
Exchange differences	(2,277)	(187)	1,488	231

At 31 December	20,587	7,102	19,988	6,501

Changes in the fair value of plan assets

	2005		2004

	HSBC Bank		HSBC Bank
	(UK) Pension	Other	(UK) Pension	Other
	Scheme	plans	Scheme	plans
	US$m	US$m	US$m	US$m

At 1 January	15,105	5,823	12,837	5,275
Expected return on plan assets	954	401	927	382
Contributions by HSBC	1,986	448	289	171
– normal	240	156	289	171
– special	1,746	292	–	–
Contributions by employees	–	14	–	11
Experience gains	1,623	78	506	3
Benefits paid	(540)	(287)	(586)	(224)
Acquisitions	58	–	–	41
Assets distributed on settlements	–	(3)	–	(4)
Exchange differences	(1,790)	(118)	1,132	168

At 31 December	17,396	6,356	15,105	5,823

The actual return on plan assets for the year ended 31 December 2005 was US$3,056 million (2004: US$1,818 million). Following the US$1,746 million special contribution to the HSBC Bank (UK) Pension Scheme in 2005, HSBC expects to make US$390 million of contributions to defined benefit pension plans during 2006. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are:

	2006	2007	2008	2009	2010	2011-2016
	US$m	US$m	US$m	US$m	US$m	US$m

HSBC Bank (UK) Pension Scheme	577	592	608	625	642	4,231
Other significant plans	285	295	313	322	361	2,256

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Total expense recognised in the income statement in ‘Employee compensation and benefits’

	2005		2004

	HSBC Bank		HSBC Bank
	(UK) Pension	Other	(UK) Pension	Other
	Scheme	plans	Scheme	plans
	US$m	US$m	US$m	US$m

Current service cost	383	283	348	257
Interest cost	981	333	921	326
Expected return on plan assets	(954)	(401)	(927)	(382)
Past service cost	–	(3)	–	(8)
(Gains)/losses on curtailments	–	(4)	242	(17)

Total expense	410	208	584	176

Summary
	2005		2004

	HSBC Bank		HSBC Bank
	(UK) Pension	Other	(UK) Pension	Other
	Scheme	plans	Scheme	plans
	US$m	US$m	US$m	US$m

Defined benefit obligation	(20,587)	(7,102)	(19,988)	(6,501)
Fair value of plan assets	17,396	6,356	15,105	5,823

Net deficit	(3,191)	(746)	(4,883)	(678)

Experience gains/(losses) on plan liabilities	70	(113)	401	(42)
Experience gains on plan assets	1,623	78	506	3
Losses from changes in actuarial assumptions	(2,038)	(393)	(1,357)	(243)

Total net actuarial losses	(345)	(428)	(450)	(282)

Actuarial gains and losses represent experience adjustments on plan assets and liabilities as well as adjustments arising from changes in actuarial assumptions. Total net actuarial losses recognised in equity at 31 December 2005 were US$1,505 million.

The total effect of the limit on plan surpluses recognised in equity together with net actuarial losses in 2005 was a US$4 million gain (2004: US$4 million loss).

Post-employment healthcare benefits plans

	2005		2004

	Expected rates		Expected rates
	of return	Value	of return	Value
	%	US$m	%	US$m

Equities	12.0	32	13.5	62
Bonds	8.5	75	9.25	17

Fair value of plan assets		107		79
Present value of funded obligations		(178)		(143)
Present value of unfunded obligations		(826)		(839)

Defined benefit obligation		(1,004)		(982)
Unrecognised past service cost		(31)		–

Net liability		(928)		(903)

Back to Contents
Changes in the present value of defined benefit obligations
	2005	2004
	US$m	US$m

At 1 January	982	886
Current service cost	18	17
Interest cost	63	58
Contributions by employees	6	1
Actuarial losses/(gains)	44	(5)
Benefits paid	(50)	(43)
Past service cost:
– vested immediately	(13)	(2)
– unvested benefits	(29)	–
Acquisitions	–	36
Exchange differences	(17)	34

At 31 December	1,004	982

Changes in the fair value of plan assets
	2005	2004
	US$m	US$m

At 1 January	79

		62

Expected return on plan assets	10	8
Contributions by HSBC	19	14
Experience gains	1	–
Benefits paid	(7)	(5)
Exchange differences	5	–

At 31 December	107	79

The actual return on plan assets for the year ended 31 December 2005 was US$11 million (2004: US$8 million). HSBC expects to make US$19 million of contributions to post-employment healthcare benefit plans during 2006. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are:

	2006	2007	2008	2009	2010	2011-2016
	US$m	US$m	US$m	US$m	US$m	US$m

Significant plans	48	50	52	55	58	359

Total expense recognised in the income statement in ‘Employee compensation and benefits’
	2005	2004
	US$m	US$m

Current service cost	18	17
Interest cost	63	58
Expected return on plan assets	(10)	(8)
Past service cost	(13)	(2)

Total expense	58	65

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Summary
	2005	2004
	US$m	US$m

Defined benefit obligation	(1,004)	(982)
Fair value of plan assets	107	79

Net deficit	(897)	(903)

Experience gains/(losses) on plan liabilities	19	(15)
Experience gains on plan assets	1	–
(Losses)/gains from changes in actuarial assumptions	(63)	20

Total net actuarial (losses)/gains	(43)	5

Actuarial gains and losses represent experience adjustments on plan assets and liabilities as well as adjustments arising from changes in actuarial assumptions. Total net actuarial losses recognised in equity at 31 December 2005 were US$38 million.

The actuarial assumptions of the healthcare cost trend rates have a significant effect on the amounts recognised. A one percentage point change in assumed healthcare cost trend rates would have the following effects on amounts recognised in 2005:

	1% increase	1% decrease
	US$m	US$m

Increase/(decrease) on the aggregate of the current service cost and interest cost	8	(6)
Increase/(decrease) on defined benefit obligation	108	(86)

HSBC Holdings

Employee compensation and benefit expense in respect of HSBC Holdings’ employees in 2005 amounted to US$166 million (2004: US$106 million). The average number of persons employed by HSBC Holdings during 2005 was 433 (2004: 421).

Employees of HSBC Holdings who are members of defined benefit pension plans are principally members of either the HSBC Bank (UK) Pension Scheme or the HSBC International Staff Retirement Benefit Scheme. There is no contractual or stated policy for charging the net defined benefit cost to HSBC Holdings, which is recognised in the consolidated accounts of HSBC in the note above. HSBC Holdings pays contributions to plans in accordance with schedules determined by the Trustees following consultation with qualified actuaries.

Directors’ emoluments

The aggregate emoluments of the Directors of HSBC Holdings, computed in accordance with Part I of Schedule 6 of the Companies Act, were:

	2005	2004
	US$000	US$000

Fees	2,100	2,713
Salaries and other emoluments	12,869	9,721
Bonuses	13,264	17,288

	28,233	29,722

Gains on the exercise of share options	17	14,078
Vesting of Restricted Share Plan awards	24,221	9,598

In addition, there were payments under retirement benefit agreements with former Directors of US$996,098 (2004: US$906,000). The provision at 31 December 2005 in respect of unfunded pension obligations to former Directors amounted to US$16,458,975 (2004: US$17,016,000).

During the year, aggregate contributions to pension schemes in respect of Directors were US$4,819,759 (2004: US$4,423,122), including US$3,304,081 (2004: US$2,198,072) arising from a Director’s waiver of bonus.

Discretionary bonuses for Directors are based on a combination of individual and corporate performance and are determined by the Remuneration Committee. The cost of the conditional awards under the Restricted Share Plan is recognised through an annual charge based on the original cost and the likely level of vesting of shares, apportioned

Back to Contents
over the period of service to which the award relates. Details of Directors’ remuneration, share options and conditional awards under the Restricted Share Plan are included in the ‘Directors’ Remuneration Report’ on pages 215 to 232.

8	General and administrative expenses

Auditors’ remuneration

Auditors’ remuneration in relation to statutory audit amounted to US$47.0 million (2004: US$41.7 million).

The following fees were paid by HSBC companies to the Group’s principal auditor, KPMG Audit Plc and its affiliated firms (together ‘KPMG’):

		2005	2004
		US$m	US$m
Audit services:
–	statutory audit	45.5	39.6
–	audit-related regulatory reporting	17.5	9.3

Total audit services		63.0	48.9

Further assurance services		15.3	7.0
Tax services		2.6	6.2
Other services		1.7	3.4

Total fees paid to KPMG		82.6	65.5

Of fees paid to auditors for non-audit work, US$0.1 million were capitalised (2004: US$0.4 million).

Included in ‘Further assurance services’ above are fees paid to KPMG in respect of work relating to preparation for reporting under section 404 of the Sarbanes-Oxley Act of US$11.7 million (2004: US$4.1 million). Other accounting firms have been paid a total of US$16.7 million (2004: US$6.6 million) for work on this project.

The following is a description of the type of services included within the categories listed above:

–	Audit-related regulatory reporting services include services for assurance and other services that are reasonably related to the performance of the audit or review of financial statements, including comfort letters and interim reviews.

–	Further assurance services include services for advice on accounting matters, reporting on internal controls not connected with the financial statements, due diligence work and environmental audits.

–	Tax services include tax compliance services and tax advice.

–	Other services include other assurance and advisory services such as translation services, review of financial models and advice on IT security.

In addition to the above, KPMG estimate they have been paid fees of US$4.5 million (2004: US$4.0 million) by parties other than HSBC but where HSBC is connected with the contracting party and therefore may be involved in appointing KPMG. These fees arise from services such as auditing mutual funds managed by HSBC and reviewing the financial position of corporate concerns which borrow from HSBC.

9	Share-based payments

During 2005, US$540 million was charged to the income statement in respect of equity-settled share-based payment transactions (2004: US$450 million). This expense was based on the fair value of the share-based payment transactions when contracted. All of the expense arose under employee share awards made within HSBC’s reward structures.

Calculation of fair values

Fair values of share options/awards, measured at the date of grant of the option/award, are calculated using a binomial lattice model methodology that is based on the underlying assumptions of the Black-Scholes model. When modelling options/awards with vesting dependent on HSBC’s Total Shareholder Return over a period, these performance targets are incorporated into the model using Monte Carlo simulation. The expected life of options depends on the behaviour of option holders, which is incorporated into the option model consistent with historic

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

observable data. The fair values calculated are inherently subjective and uncertain due to the assumptions made and the limitations of the model used.

The significant weighted average assumptions used to estimate the fair value of the options granted in 2005 were as follows:

		3-year	5-year
	HSBC	Savings-	Savings-
	Holdings	Related	Related Share	The
	Group Share	Share Option	Option	HSBC
	Option Plan	Plans	Plans	Share Plan

Risk-free interest rate[1] (%)	4.6	4.3	4.3	4.3
Expected life[2] (years)	7.8	3	5	5
Expected volatility[3] (%)	20	20	20	20

1	The risk-free rate was determined from the UK gilts yield curve for the HSBC Holdings Group Share Option Plan awards and UK Savings-Related Share Option Plans. A similar yield curve was used for the International Savings-Related Share Option Plans.
2	Expected life is not a single input parameter but a function of various behavioural assumptions.
3	Expected volatility is estimated by considering both historic average share price volatility and implied volatility derived from traded options over HSBC shares of similar maturity to those of the employee options.

Expected dividend yield was determined, denominated in US dollars, to be 12 per cent for the first year and 8 per cent thereafter, consistent with consensus analyst forecasts.

The HSBC Share Plan

The HSBC Share Plan was adopted by HSBC in 2005. Under this Plan Performance Share awards, Restricted Share awards and Share Option awards may be made. The aim of The HSBC Share Plan is to align the interests of executives to the creation of shareholder value and recognise individual performance and potential. Awards are also made under this plan for recruitment and retention purposes.

Performance Share awards

Performance Share awards are made to Senior Executives taking into account individual performance in the prior year. Performance Share awards are divided into two equal parts for testing attainment against pre-determined benchmarking. One half is subject to a Total Shareholder Return measure, based on HSBC’s ranking against a comparator group of 28 major banks. The other half of the award is subject to an Earnings Per Share target. For each element of the award, shares would be released to the employee according to a sliding scale from 30 to 100 per cent of the award, dependent upon the scale of achievement against the benchmarks and provided that a threshold has been passed. If the threshold is not passed, 0 per cent will vest for that part of the award. Shares will be released after three years to the extent that the performance conditions are satisfied. These awards are forfeited in total if HSBC performance fails to meet the minimum criteria.

2005
Number
(000 ’s)

Additions during the year[1]	5,077
Forfeited in the year	–

Outstanding at 31 December	5,077

1 Additions during the year include 3,453,884 shares awarded to employees of HSBC Holdings.

The weighted average fair value of shares awarded by HSBC for Performance Share awards in 2005 was US$9.02.

Back to Contents
Restricted Share awards

Restricted Share awards are made to eligible employees for recruitment and retention purposes or as part of deferral of annual bonus. The awards vest between one and three years from date of award.

2005
Number
(000’s)

Additions during the year[1]	5,285
Released in the year	(179)
Forfeited in the year	–

Outstanding at 31 December	5,106

1 Additions during the year include 823 shares awarded to employees of HSBC Holdings.

The weighted average fair value of shares awarded by HSBC for Restricted Share Awards in 2005 was US$16.66.

Share options

Share options were granted under the Rules of The HSBC Share Plan to employees in France based on their performance in the previous year. The share options are subject to the corporate performance condition, which consists of an absolute Earnings Per Share measure and a Total Shareholder Return measure, based on HSBC’s ranking against a comparator group of 28 major banks. The options vest after three years and are exercisable up to the fourth anniversary of the date of grant, after which they will lapse.

	2005

		Weighted
		average
		exercise
	Number	price
	(000’s)	£

Granted in the year	628	8.84
Forfeited in the year	–	–

Outstanding at 31 December	628	8.84

The fair value of options granted in the year as at the date of grant was US$2.29. The remaining contractual life of options outstanding at the balance sheet date is 4 years. None of these options are exercisable at the balance sheet date.

Savings-related share option plans

The savings-related share option plans invite eligible employees to enter into savings contracts to save up to £250 per month, with the option to use the savings to acquire shares. The aim of the plan is to align the interests of all employees to the creation of shareholder value. The options are exercisable within six months following either the third or the fifth anniversary of the commencement of the savings contract depending on conditions set at grant. The exercise price is set at a 20 per cent (2004: 20 per cent) discount to the market value at the date of grant.

	2005		2004

		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(000’s)		£(000’s)	£

Outstanding at 1 January	109,722	5.92	123,316	5.75
Granted in the year	26,995	6.68	25,040	6.47
Exercised in the year	(29,693)	6.06	(30,068)	5.76
Forfeited in the year	(8,608)	6.06	(8,566)	5.67

Outstanding at 31 December[1]	98,416	6.07	109,722	5.92

1	The above includes HSBC Holdings employee options of 599,322 outstanding at 1 January 2005 (2004: 669,647), 136,100 options granted in the year (2004: 125,442) and 606,205 options outstanding at 31 December 2005 (2004: 599,322).

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

The weighted average fair value of options granted in the year as at the date of grant was US$3.76 (2004: US$3.75) . The exercise price range and weighted average remaining contractual life for options outstanding at the balance sheet date, were as follows:

	2005	2004

Exercise price range (£)	£5.35 - £6.75	£5.35 - £6.75
Weighted average remaining contractual life (years)	1.89	1.82
Of which exercisable:
Number (000’s)	772	1,341
Weighted average exercise price (£)	6.09	6.20

HSBC Holdings Restricted Share Plan 2000

Performance Share awards made under the HSBC Holdings Restricted Share Plan 2000

Performance Share awards under the Restricted Share Plan were granted to Senior Executives from 1996 to 2004. The aim of the plan was to align the interests of executives to the creation of shareholder value. This was achieved by setting certain Total Shareholder Return targets against a peer group of major banks which must normally be attained in order for the awards to vest. No further awards will be made under this Plan following adoption of the HSBC Share Plan in 2005 other than from reinvested scrip dividends.

	2005	2004
	Number	Number
	(000’s)	(000’s)

Outstanding at 1 January	17,044	13,669
Additions during the year[1]	710	5,727
Released in the year	(2,455)	(2,352)
Forfeited in the year	(329)	–

Outstanding at 31 December	14,970	17,044

1	Additions during the year include reinvested scrip dividends. Additions during the year also include 321,279 shares awarded to employees of HSBC Holdings.

The weighted average remaining vesting period as at 31 December 2005 was 2.14 years (2004: 2.52 years).

Restricted share awards made under the HSBC Holdings Restricted Share Plan 2000 (‘Achievement Shares’)

Achievement shares are utilised to promote widespread interest in HSBC shares among employees and to help foster employee engagement. They are awarded to eligible employees after taking into account the employee’s performance in the prior year. Shares are awarded without corporate performance conditions and are released to employees after three years providing the employees have remained continuously employed by HSBC for this period. During 2005, 10,245 employees each received an average award of 1,146 shares under this scheme.

Number of
shares
000’s

Additions during the year[1]	11,741
Forfeited in the year	–

Outstanding at 31 December	11,741

1	Additions during the year include reinvested scrip dividends. Additions during the year also include 384,797 shares awarded to employees of HSBC Holdings.

The weighted average fair value of shares awarded by HSBC for Achievement Share Awards in 2005 was US$15.88.

Back to Contents
Other awards made under the HSBC Holdings Restricted Share Plan 2000

Other awards were made under the HSBC Holdings Restricted Share Plan 2000 as part deferral of annual bonus. Awards were also made for recruitment and retention purposes. The awards generally vest from one to three years from the date of award. Awards made under this plan ceased in May 2005. Awards of restricted shares on or after 27 May 2005 were made under the Rules of the HSBC Share Plan.

	2005	2004
	Number	Number
	(000’s)	(000’s)

Outstanding at 1 January	46,021	43,153
Additions during the year	22,698	–
Released in the year	(21,007)	18,813
Forfeited in the year	(1,026)	(15,945)

Outstanding at 31 December	46,686	46,021

The above includes HSBC Holdings employee awards of 864,327 options outstanding at 1 January 2005 (2004: 1,152,055) and 712,922 options outstanding at 31 December 2005 (2004: 864,327).

The weighted average remaining vesting period as at 31 December 2005 was 1.09 years (2004: 1.47 years).

HSBC Holdings Group Share Option Plan
The HSBC Holdings Group Share Option Plan was a long-term incentive plan under which certain HSBC employees between 2000 and 2005 were awarded share options. The aim of the plan was to align the interests of those higher performing employees to the creation of shareholder value. This was achieved by setting certain Total Shareholder Return targets which must normally be attained in order for the awards to vest. Options were granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions. Any options granted after May 2005 will be made under the Rules of the HSBC Share Plan.

	2005		2004

		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(000’s)		£(000’s)	£

Outstanding at 1 January	220,670	8.07	163,997	8.00
Granted in the year	7,470	8.36	63,682	8.28
Exercised in the year	(11,764)	8.49	(1,460)	8.59
Forfeited in the year	(6,394)	8.00	(5,549)	8.00

Outstanding at 31 December[1]	209,982	8.06	220,670	8.07

1	The above includes HSBC Holdings employee awards of 2,624,133 options outstanding at 1 January 2005 (2004: 2,672,400), 3,775 options granted in the year (2004:37,280) and 2,537,647 options outstanding at 31 December 2005 (2004: 2,624,133).

The weighted average fair value of options granted in the year as at the date of grant was US$3.09 (2004: US$2.96) . The number of options, weighted average exercise price, and the weighted average remaining contractual life for options outstanding at the balance sheet date, analysed by exercise price range, were as follows:

	2005		2004

Exercise price range (£)	6.00 - 8.00	8.01 - 10.00	6.00 - 8.00	8.01 - 10.00

Number (000’s)	53,242	156,741	55,246	165,424
Weighted average exercise price (£)	6.91	8.45	6.91	8.46
Weighted average remaining contractual life (years)	5.63	7.05	6.46	7.86
Of which exercisable:
Number (000’s)	411	84,145	–	45,463
Weighted average exercise price (£)	7.46	8.55	–	8.72

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

HSBC Holdings Executive Share Option Scheme

The HSBC Holdings Executive Share Option Scheme was a long-term incentive scheme under which certain senior HSBC employees were awarded share options before the adoption of the HSBC Holdings Group Share Option Plan in 2000. The aim of the plan was to align the interests of those higher performing senior employees to the creation of shareholder value. This was achieved by setting certain Total Shareholder Return targets to be attained in order for the awards to vest. Options were granted at market value and were exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions. No awards have been made under this plan since 2000 and the remaining unexercised options are summarised below:

	2005		2004

		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(000’s)		£(000’s)	£

Outstanding at 1 January	43,977	6.76	59,613	6.73
Exercised in the year	(11,206)	6.67	(14,823)	6.62
Forfeited in the year	(516)	7.31	(813)	6.90

Outstanding at 31 December[1]	32,255	6.78	43,977	6.76

1	The above includes HSBC Holdings employee awards of 864,327 options outstanding at 1 January 2005 (2004: 1,152,055) and 712,922 options outstanding at 31 December 2005 (2004: 864,327).

The weighted average fair value of options as at the last date of grant during 2000 was US$5.26.

The number of options, weighted average exercise price and the weighted average remaining contractual life for options outstanding at the balance sheet date, analysed by exercise price range, were as follows:

	2005		2004

Exercise price range (£)	2.17 - 6.00	6.01 - 7.87	2.17 - 6.00	6.01 - 7.87

Number (000’s)	781	31,474	1,233	42,744
Weighted average exercise price (£)	4.57	6.83	4.31	6.83
Weighted average remaining contractual life (years)	0.97	3.64	1.78	4.63
Of which exercisable:
Number (000’s)	781	31,474	1,233	42,744
Weighted average exercise price (£)	4.57	6.83	4.31	6.83

HSBC France and subsidiary company plans

Before its acquisition by HSBC in 2000, HSBC France and certain of its subsidiaries operated employee share plans under which share options were granted over their respective shares.

Options over HSBC France shares granted between 1994 and 1999 vested upon announcement of HSBC’s intent to acquire HSBC France and were therefore included in the valuation of HSBC France.

HSBC France granted 909,000 options in 2000 after the public announcement of the acquisition and these options did not vest as a result of the change in control. The options were subject to continued employment and vested on 1 January 2002. The HSBC France shares obtained on exercise of the options are exchangeable for HSBC’s ordinary shares of US$0.50 each in the same ratio as the Exchange Offer for Crédit Commercial de France shares (13 ordinary shares of US$0.50 for each HSBC France share). Options were granted at market value and are exercisable within 10 years of the date of grant.

	2005		2004

		Exercise		Exercise
	Number	price	Number	price
	(000’s)		€(000’s)	€

Outstanding at 1 January	860	142.5	862	142.5
Exercised in the year	(94)	142.5	(2)	142.5

Outstanding at 31 December	766	142.5	860	142.5

The remaining contractual life for options outstanding at the balance sheet date was 6 years.

At the date of its acquisition in 2000, certain of HSBC France’s subsidiary companies also operated employee share

Back to Contents
option plans under which options could be granted over their respective shares. On exercise of certain of these options, the subsidiary shares are exchanged for HSBC ordinary shares. The total number of HSBC ordinary shares exchangeable under such arrangements was 821,466 shares during the year.

HSBC Finance Corporation

Upon acquisition, HSBC Finance Corporation share options previously granted were converted to share options over HSBC ordinary shares of US$0.50 each at a rate of 2.675 HSBC share options (the same ratio as the Exchange Offer for HSBC Finance Corporation) for each HSBC Finance Corporation share option. Options granted under HSBC Finance’s own share option schemes prior to the announcement of the acquisition by HSBC in November 2002 vested as options over HSBC shares upon acquisition by HSBC. Options granted after the announcement of the acquisition in November 2002 but prior to its completion on 28 March 2003, generally vest equally over 4 years and expire 10 years from the date of grant.

Information with respect to share options granted under the HSBC Finance Corporation’s pre-acquisition scheme was as follows:

	2005		2004

		Exercise		Exercise
	Number	price	Number	price
	(000’s)	US$	(000’s)	US$

HSBC Finance Corporation share options outstanding at 1 January	7,112	10.66	7,316	10.66
Exercised in the year	(754)	10.66	(174)	10.66
Forfeited in the year	–	–	(30)	10.66
Outstanding at 31 December	6,358	10.66	7,112	10.66

Of which exercisable	5,520	10.66	4,238	10.66

10	Tax expense

		2005	2004
		US$m	US$m
	Current tax
	United Kingdom corporation tax charge – on current year profit	663	848
	United Kingdom corporation tax charge – adjustments in respect of prior years	29	(132)
	Overseas tax – on current year profit	4,103	2,877
	Overseas tax – adjustments in respect of prior years	(110)	(21)

		4,685	3,572

	Deferred tax
	Origination and reversal of temporary differences	506	1,204
	Effect of changes in tax rates	8	(15)
	Adjustments in respect of prior years	(106)	(76)

		408	1,113

	Tax expense	5,093	4,685

	HSBC Holdings and its subsidiary undertakings in the United Kingdom provided for UK corporation tax at 30 per cent (2004: 30 per cent). Overseas tax included Hong Kong profits tax of US$639 million (2004: US$539 million). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 17.5 per cent (2004: 17.5 per cent) on the profits for the year assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

	The following table reconciles the overall tax expense which would apply if all profits had been taxed at the UK corporation tax rate:

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	2005		2004

	US$m	%	US$m	%
Analysis of overall tax expense
Taxation at UK corporation tax rate of 30 per cent (2004: 30 per cent)	6,290	30.0	5,683	30.0
Impact of overseas profits in principal locations taxed at different rates	(342)	(1.6)	(347)	(1.8)
Tax-free gains	(220)	(1.0)	(64)	(0.3)
Adjustments in respect of prior period liabilities	(187)	(0.9)	(229)	(1.2)
Low income housing tax credits[1]	(110)	(0.5)	(95)	(0.5)
Other items	(145)	(0.8)	9	(0.1)
Deductible innovative tier 1 capital expense presented below profit before tax	–	–	(192)	(1.0)
Impact of profit in associates and joint ventures	(193)	(0.9)	(80)	(0.4)

Overall tax expense	5,093	24.3	4,685	24.7

1	Low income housing tax credits arise in the United States and are designed to encourage the provision of rental housing for low income households.

In addition to the amount charged to the income statement, the aggregate amount of current and deferred tax, relating to items that are taken directly to equity, was US$437 million (2004: US$319 million).

11	Dividends

	Dividends to shareholders of the parent company amounted to US$7,750 million in 2005 (2004: US$6,932 million). Of this, US$7,729 million was dividends paid on ordinary share capital (2004: US$6,932 million) and US$21 million was paid on preference shares classified as equity.

		2005			2004

				Settled in			Settled in
		US$ per	Total	scrip	US$ per	Total	scrip
		share	US$m	US$m	share	US$m	US$m

	Fourth interim dividend previous year	0.270	3,007	431	–	–	–
	First interim dividend for current year	0.140	1,563	677	0.130	1,425	747
	Second interim dividend for current year	0.140	1,574	311	0.130	1,436	746
	Third interim dividend for current year	0.140	1,585	392	0.130	1,444	255
	Third interim dividend for previous year	–	–	–	0.240	2,627	346

		0.690	7,729	1,811	0.630	6,932	2,094

The Directors have declared a fourth interim dividend in respect of the financial year ended 31 December 2005 of US$0.31 per ordinary share, a distribution of US$3,513 million. The fourth interim dividend will be payable on 11 May 2006 to shareholders on the Register at the close of business on 24 March 2006.

12	Earnings per share

Basic earnings per ordinary share was calculated by dividing the earnings of US$15,060 million (2004: US$12,918 million) by the weighted average number of ordinary shares, excluding own shares held, outstanding in 2005 of 11,038 million (2004: 10,907 million).

	2005	2004
	US$m	US$m

Profit attributable to shareholders of the parent company	15,081	12,918
Dividend payable on preference shares classified as equity	(21)	–

Profit attributable to the ordinary shareholders of the parent company	15,060	12,918

Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares (including share options outstanding not yet exercised), by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of dilutive potential ordinary shares in 2005 of 11,171 million (2004: 11,054 million). The effect of dilutive share options and share awards on the weighted average number of ordinary shares in issue was as follows:

Back to Contents
	Number of shares (millions)

	2005	2004

Average number of shares in issue	11,038	10,907
Dilutive share options and share awards	133	147
– Savings-related Share Option Plan	22	38
– Executive Share Option Scheme	11	12
– Group Share Option Plan	14	13
– Restricted Share Plan	70	63
– HSBC France share options	10	13
– HSBC Finance share options	6	8

Average number of shares in issue assuming dilution	11,171	11,054

Of the total number of employee share options and share awards existing at 31 December 2005, 121 million were anti-dilutive (2004: 70 million).

13	Segment analysis

In the following segmental analysis, the benefit of shareholders’ funds impacts the analysis only to the extent that these funds are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures..

By geographical region

Geographical information is classified by the location of the principal operations of the subsidiary undertaking, or, for The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East, HSBC Finance and HSBC Bank USA, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of HSBC’s structure, the analysis of profits shown below includes intra-HSBC items between geographical regions with the elimination shown in a separate column. The Rest of Asia-Pacific geographical segment includes the Middle East, India and Australasia. Shared costs are included in segments on the basis of the actual recharges made.

Total assets
	At 31 December 2005		At 31 December 2004

	US$m	%	US$m	%

Europe	636,703	42.7	545,557	43.0
Hong Kong	222,822	15.0	213,458	16.8
Rest of Asia-Pacific	142,014	9.5	120,530	9.5
North America	463,143	31.1	371,183	29.3
South America	24,734	1.7	17,368	1.4

	1,489,416	100.0	1,268,096	100.0

Hong Kong Government certificates of indebtedness	12,554		11,878

	1,501,970		1,279,974

Total liabilities
	At 31 December 2005		At 31 December 2004

	US$m	%	US$m	%

Europe	594,953	42.8	499,579	42.8
Hong Kong	210,539	15.1	194,436	16.6
Rest of Asia-Pacific	136,892	9.8	117,208	10.0
North America	426,467	30.7	342,008	29.3
South America	22,339	1.6	15,668	1.3

	1,391,190	100.0	1,168,899	100.0

Hong Kong currency notes in circulation	12,554		11,878

	1,403,744		1,180,777

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Profit before tax

	Year ended 31 December 2005

	Europe	Hong	Rest of	North	South	Intra-
			Asia-			HSBC
		Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	21,023	7,419	5,673	24,374	3,927	(2,322)	60,094
Interest expense	(12,802)	(3,355)	(3,261)	(9,487)	(2,177)	2,322	(28,760)
Net interest income	8,221	4,064	2,412	14,887	1,750	–	31,334
Fee income	8,081	1,967	1,619	5,346	740	(267)	17,486
Fee expense	(1,782)	(293)	(279)	(740)	(203)	267	(3,030)
Net fee income	6,299	1,674	1,340	4,606	537	–	14,456
Trading income excluding net interest income	1,660	773	753	371	99	–	3,656
Net interest income/(expense) on trading activities	1,376	(227)	107	642	310	–	2,208
Net trading income	3,036	546	860	1,013	409	–	5,864
Net income/(expense) from financial instruments designated at fair value	362	(6)	58	434	186	–	1,034
Gains less losses from financial investments	439	108	18	88	39	–	692
Dividend income	63	41	5	42	4	–	155
Net earned insurance premiums	1,599	2,334	155	602	746	–	5,436
Other operating income	1,603	805	335	740	188	(938)	2,733

Total operating income	21,622	9,566	5,183	22,412	3,859	(938)	61,704
Net insurance claims incurred and movement in policyholders’ liabilities	(818)	(2,059)	(166)	(333)	(691)	–	(4,067)

Net operating income before loan impairment charges and other credit risk provisions	20,804	7,507	5,017	22,079	3,168	(938)	57,637
Loan impairment charges and other credit risk provisions	(1,929)	(146)	(134)	(5,038)	(554)	–	(7,801)

Net operating income[1]	18,875	7,361	4,883	17,041	2,614	(938)	49,836
Total operating expenses (excluding depreciation and amortisation)	(11,493)	(2,586)	(2,648)	(9,670)	(1,869)	938	(27,328)
Depreciation of property, plant and equipment	(912)	(168)	(107)	(372)	(73)	–	(1,632)
Amortisation of intangible assets	(234)	(113)	(7)	(175)	(25)	–	(554)

Total operating expenses	(12,639)	(2,867)	(2,762)	(10,217)	(1,967)	938	(29,514)

Operating profit	6,236	4,494	2,121	6,824	647	–	20,322
Share of profit in associates and joint ventures	120	23	453	48	–	–	644

Profit before tax	6,356	4,517	2,574	6,872	647	–	20,966

Other disclosures:
Capital expenditure incurred[2]	1,892	249	191	2,028	113	–	4,473
Investment in associates and joint ventures	1,733	108	5,362	43	3	–	7,249

1 Net operating income
External	18,300	7,001	4,636	17,273	2,626	–	49,836
Inter-segment	575	360	247	(232)	(12)	(938)	–
2 Expenditure incurred on property, plant and equipment and intangible assets.

Back to Contents

			Year ended 31 December 2004

		Hong	Rest of	North	South	Intra-
			Asia-			HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	18,360	5,133	4,149	21,281	2,376	(828)	50,471
Interest expense	(9,262)	(1,495)	(2,089)	(6,288)	(1,066)	828	(19,372)
Net interest income	9,098	3,638	2,060	14,993	1,310	–	31,099
Fee income	7,546	1,964	1,287	4,751	590	(236)	15,902
Fee expense	(1,566)	(261)	(246)	(986)	(131)	236	(2,954)
Net fee income	5,980	1,703	1,041	3,765	459	–	12,948
Trading income	997	659	494	582	54	–	2,786
Net investment income on assets backing policyholders’ liabilities	571	314	32	–	95	–	1,012
Gains less losses from financial investments	154	175	17	160	34	–	540
Dividend income	558	27	3	32	2	–	622
Net earned insurance premiums	1,875	2,247	97	553	596	–	5,368
Other operating income	1,175	536	146	359	28	(631)	1,613

Total operating income	20,408	9,299	3,890	20,444	2,578	(631)	55,988
Net insurance claims incurred and movement in policyholders’ liabilities	(1,628)	(2,154)	(82)	(312)	(459)	–	(4,635)

Net operating income before loan impairment charges and other credit risk provisions	18,780	7,145	3,808	20,132	2,119	(631)	51,353
Loan impairment charges and other credit risk provisions	(1,033)	220	(89)	(5,022)	(267)	–	(6,191)

Net operating income[1]	17,747	7,365	3,719	15,110	1,852	(631)	45,162
Total operating expenses (excluding depreciation and amortisation)	(10,783)	(2,256)	(1,984)	(8,520)	(1,350)	631	(24,262)
Depreciation of property, plant and equipment	(1,095)	(168)	(99)	(311)	(58)	–	(1,731)
Amortisation of intangible assets	(150)	(134)	(4)	(201)	(5)	–	(494)

Total operating expenses	(12,028)	(2,558)	(2,087)	(9,032)	(1,413)	631	(26,487)

Operating profit	5,719	4,807	1,632	6,078	439	–	18,675
Share of profit in associates and joint ventures	37	23	215	(8)	1	–	268

Profit before tax	5,756	4,830	1,847	6,070	440	–	18,943

Other disclosures:
Capital expenditure incurred[2]	2,001	234	114	2,046	233	–	4,628
Investment in associates and joint ventures	896	97	2,392	46	9	–	3,440

1 Net operating income:
External	17,463	7,052	3,569	15,182	1,896	–	45,162
Inter-segment	284	313	150	(72)	(44)	(631)	–
2 Expenditure incurred on property, plant and equipment and intangible assets.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

By customer group

HSBC’s operations include a number of shared support services and head office functions. The costs of these functions are allocated to customer groups, where appropriate, on a systematic and consistent basis. In addition, a number of income and expense items include the effect of financial transactions entered into in the ordinary course of business between customer groups co-operating within the integrated HSBC Group. The following analysis includes inter-segment amounts within each customer group with the elimination shown in a separate column.

Total assets
	At 31 December 2005		At 31 December 2004

	US$m	%	US$m	%

Personal Financial Services	471,760	31.7	441,114	34.8
Commercial Banking	175,120	11.7	159,251	12.6
Corporate, Investment Banking and Markets	755,056	50.7	584,779	46.1
Private Banking	59,827	4.0	56,751	4.5
Other	27,653	1.9	26,201	2.0

Total assets[1]	1,489,416	100.0	1,268,096	100.0

1 Excluding Hong Kong Government certificates of indebtedness.

Profit before tax
	Year ended 31 December 2005

			Corporate,			Intra-
	Personal		Investment
	Financial	Commercial	Banking	Private		HSBC
	Services	Banking	& Markets	Banking	Other	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	23,351	6,310	3,001	848	(472)	(1,704)	31,334
Net fee income	7,313	2,876	2,967	1,080	220	–	14,456
Trading income excluding net interest income	360	150	2,919	317	(90)	–	3,656
Net interest income/(expense) on trading activities	214	(3)	306	–	(13)	1,704	2,208
Net trading income/(expense)	574	147	3,225	317	(103)	1,704	5,864
Net income/(expense) from financial instruments designated at fair value	574	(12)	67	(1)	406	–	1,034
Gains less losses from financial investments	19	9	475	45	144	–	692
Dividend income	16	9	79	9	42	–	155
Net earned insurance premiums	4,864	236	76	–	260	–	5,436
Other operating income	729	327	1,621	68	2,634	(2,646)	2,733

Total operating income	37,440	9,902	11,511	2,366	3,131	(2,646)	61,704
Net insurance claims incurred and movement in policyholders’ liabilities	(3,716)	(118)	(54)	–	(179)	–	(4,067)

Net operating income before loan impairment charges and other credit risk provisions	33,724	9,784	11,457	2,366	2,952	(2,646)	57,637
Loan impairment charges and other credit risk provisions	(7,537)	(547)	272	12	(1)	–	(7,801)

Net operating income[1]	26,187	9,237	11,729	2,378	2,951	(2,646)	49,836
Operating expenses	(16,427)	(4,453)	(6,838)	(1,466)	(2,976)	2,646	(29,514)

Operating profit	9,760	4,784	4,891	912	(25)	–	20,322
Share of profit in associates and joint ventures	144	177	272	–	51	–	644

Profit before tax	9,904	4,961	5,163	912	26	–	20,966

Capital expenditure incurred[2]	1,583	411	1,783	102	594	–	4,473

1 Net operating income:
External	25,000	8,258	13,998	1,668	912	–	49,836
Inter-segment	1,187	979	(2,269)	710	2,039	(2,646)	–
2 Expenditure incurred on property, plant and equipment and intangible assets.

Back to Contents

	Year ended 31 December 2004

			Corporate,			Intra-
	Personal		Investment
	Financial	Commercial	Banking	Private		HSBC
	Services	Banking	& Markets	Banking	Other	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	21,422	4,875	3,994	718	90	–	31,099
Net fee income	6,406	2,645	2,764	962	171	–	12,948
Trading income	320	234	1,935	257	40	–	2,786
Net investment income on assets backing policyholders’ liabilities	635	324	9	–	44	–	1,012
Gains less losses from financial investments	79	6	197	39	219	–	540
Dividend income	16	37	548	5	16	–	622
Net earned insurance premiums	3,652	1,072	86	–	558	–	5,368
Other operating income	360	513	1,029	24	2,050	(2,363)	1,613

Total operating income	32,890	9,706	10,562	2,005	3,188	(2,363)	55,988
Net insurance claims incurred and movement in policyholders’ liabilities	(2,953)	(1,264)	(59)	–	(359)	–	(4,635)

Net operating income before loan impairment charges and other credit risk provisions	29,937	8,442	10,503	2,005	2,829	(2,363)	51,353
Loan impairment charges and other credit risk provisions	(6,500)	(200)	499	11	(1)	–	(6,191)

Net operating income[1]	23,437	8,242	11,002	2,016	2,828	(2,363)	45,162
Operating expenses	(15,009)	(4,220)	(5,809)	(1,319)	(2,493)	2,363	(26,487)

Operating profit	8,428	4,022	5,193	697	335	–	18,675
Share of profit in associates and joint ventures	69	35	95	–	69	–	268

Profit before tax	8,497	4,057	5,288	697	404	–	18,943

Capital expenditure incurred[2]	1,415	614	1,919	142	538	–	4,628

1 Net operating income:
External	22,760	7,419	12,239	1,704	1,040	–	45,162
Inter-segment	677	823	(1,237)	312	1,788	(2,363)	–
2 Expenditure incurred on property, plant and equipment and intangible assets.

14	Analysis of financial assets and liabilities by measurement basis

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. The summary of significant accounting policies in Note 2 describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the financial assets and liabilities in the balance sheet by the class of financial instrument to which they are assigned, and therefore by the measurement basis:

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

HSBC
	At 31 December 2005

						Financial	Derivatives	Derivatives
						assets and	designated	designated
			Held-to-		Available-	liabilities at	as fair value	as cash flow
	Held for	Designated	maturity	Loans and	for-sale	amortised	hedging	hedging
	trading	at fair value	securities	receivables	securities	cost	instruments	instruments	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
ASSETS
Cash and balances at central banks	–	–	–	–	–	13,712	–	–	13,712
Items in the course of collection from other banks	–	–	–	–	–	11,300	–	–	11,300
Hong Kong Government certificates of indebtedness	–	–	–	12,554	–	–	–	–	12,554
Trading assets	190,257	–	–	–	–	–	–	–	190,257
Trading assets which may be repledged or resold by counterparties	42,652	–	–	–	–	–	–	–	42,652
Financial assets designated at fair value	–	15,046	–	–	–	–	–	–	15,046
Derivatives	70,251	–	–	–	–	–	149	3,528	73,928
Loans and advances to banks	–	–	–	125,965	–	–	–	–	125,965
Loans and advances to customers	–	–	–	740,002	–	–	–	–	740,002
Financial investments	–	–	8,515	–	167,786	–	–	–	176,301
Financial investments which may be repledged or resold by counterparties	–	–	–	–	–	6,041	–	–	6,041
Other assets	–	–	–	–	–	26,596	–	–	26,596
Prepayments and accrued income	–	–	–	–	–	11,961	–	–	11,961

Total financial assets	303,160	15,046	8,515	878,521	167,786	69,610	149	3,528	1,446,315

Total non-financial assets									55,655

Total assets									1,501,970

LIABILITIES
Hong Kong currency notes in circulation	–	–	–	12,554	–	–	–	–	12,554
Deposits by banks	–	–	–	–	–	69,727	–	–	69,727
Customer accounts	–	–	–	–	–	739,419	–	–	739,419
Items in the course of transmission to other banks	–	–	–	–	–	7,022	–	–	7,022
Trading liabilities	174,365	–	–	–	–	–	–	–	174,365
Financial liabilities designated at fair value	–	61,829	–	–	–	–	–	–	61,829
Derivatives	72,389	–	–	–	–	–	471	1,176	74,036
Debt securities in issue	–	–	–	–	–	188,072	–	–	188,072
Other liabilities	–	–	–	–	–	26,515	–	–	26,515
Subordinated liabilities	–	–	–	–	–	16,537	–	–	16,537

Total financial liabilities	246,754	61,829	–	12,554	–	1,047,292	471	1,176	1,370,076

Total non-financial liabilities									33,668

Total liabilities									1,403,744
.

Back to Contents

HSBC Holdings
	At 31 December 2005

					Financial
					assets and
				Available-	liabilities at
	Held for	Designated	Loans and	for-sale	amortised
	trading	at fair value	receivables	securities	cost	Total
	US$m	US$m	US$m	US$m	US$m	US$m
ASSETS
Cash at bank and in hand	–	–	–	–	756	756
Derivatives	968	–	–	–	–	968
Loans and advances to HSBC undertakings	–	–	14,092	–	–	14,092
Financial investments	–	–	–	3,517	–	3,517
Other assets	–	–	–	–	25	25

Total financial assets	968	–	14,092	3,517	781	19,358

Total non-financial assets						58,204

Total assets						77,562

LIABILITIES
Amounts owed to HSBC undertakings	–	–	–	–	4,075	4,075
Financial liabilities designated at fair value	–	13,370	–	–	–	13,370
Derivatives	286	–	–	–	–	286
Subordinated liabilities	–	–	–	–	5,236	5,236
Other liabilities	–	–	–	–	3	3
Accruals and deferred income	–	–	–	–	95	95

Total financial liabilities	286	13,370	–	–	9,409	23,065

Total non-financial liabilities						1,270

Total liabilities						24,335

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

15	Trading assets

	2005	2004
	US$m	US$m
Trading assets:
– which may be repledged or resold by counterparties	42,652	–
– not subject to repledge or resale by counterparties	190,257	–

	232,909	122,160

Treasury and other eligible bills	12,746	4,816
Debt securities	117,659	95,308
Equity securities	20,203	22,036
Loans and advances to banks	29,806	–
Loans and advances to customers	52,495	–

	232,909	122,160

The following table provides an analysis of trading securities which are valued at fair value and the net unrealised holding gains/(losses) included in this value:

	2005		2004

	Fair	Gains/	Fair	Gains/
	value	(losses)	value	(losses)
	US$m	US$m	US$m	US$m

US Treasury and US Government agencies	12,094	(21)	8,252	109
UK Government	3,225	2	7,170	164
Hong Kong Government	6,529	(16)	5,190	12
Other government	49,852	280	29,541	(4)
Asset-backed securities	3,361	(24)	2,161	2
Corporate debt and other securities[1]	55,344	324	47,810	(204)
Equities	20,203	(117)	22,036	92

	150,608	428	122,160	171

1	Included within corporate debt and other securities are debt securities issued by banks and other financial institutions of US$16,888 million (2004: US$19,516 million).
	Treasury	Debt	Equity	Total
	and other
	eligible bills	securities	securities
	US$m	US$m	US$m	US$m

Fair value at 31 December 2005
Listed on a recognised exchange[1]	–	95,994	17,728	113,722
Unlisted	12,746	21,665	2,475	36,886

	12,746	117,659	20,203	150,608

Fair value at 31 December 2004
Listed on a recognised exchange[1]	–	67,725	20,122	87,847
Unlisted	4,816	27,583	1,914	34,313

	4,816	95,308	22,036	122,160

1	Included within listed investments are US$2,049 million (2004: US$2,861 million) of investments listed in Hong Kong.

16	Financial assets designated at fair value

		2005
		US$m

Treasury and other eligible bills		53
Debt securities		5,705
Equity securities		8,533
Loans and advances to banks		124
Loans and advances to customers		631

		15,046

For loans and advances and unquoted debt securities designated at fair value:
–	maximum exposure to credit risk at 31 December 2005	958
–	the cumulative change in fair value arising from changes in credit risk	28

Back to Contents

	Treasury	Debt		Total
	and other		Equity
	eligible bills	securities	securities
	US$m	US$m	US$m	US$m

Fair value at 31 December 2005
Listed on a recognised exchange[1]	–	3,012	7,192	10,204
Unlisted	53	2,693	1,341	4,087

	53	5,705	8,533	14,291

1	Included within listed investments are US$932 million of investments listed in Hong Kong.

The following table provides an analysis of securities designated at fair value:
Market
Valuation
2005
US$m

US Treasury and US Government agencies	86
UK Government	1,164
Hong Kong Government	171
Other government	1,358
Asset-backed securities	193
Corporate debt and other securities[1]	2,786
Equities	8,533

14,291

1	Included within corporate debt and other securities are debt securities issued by banks and other financial institutions of US$1,703 million.

17	Derivatives

Fair values of derivatives by product contract type held by HSBC
	At 31 December 2005

	Assets			Liabilities

	Trading	Hedging	Total	Trading	Hedging	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Foreign exchange	21,082	263	21,345	(20,794)	(81)	(20,875)
Interest rate	44,323	3,414	47,737	(46,580)	(1,566)	(48,146)
Equities	4,833	–	4,833	(4,713)	–	(4,713)
Credit derivatives	3,585	–	3,585	(3,509)	–	(3,509)
Commodity and other	1,077	–	1,077	(1,442)	–	(1,442)

Gross total fair values	74,900	3,677	78,577	(77,038)	(1,647)	(78,685)

Netting			(4,649)			4,649

Total			73,928			(74,036)

	At 31 December 2004

	Total assets	Total liabilities
	US$m	US$m

Foreign exchange	32,318	(34,172)
Interest rate	36,041	(36,874)
Equities	2,784	(2,874)
Credit derivatives	1,341	(1,394)
Commodity and other	1,275	(1,243)

Gross total fair values	73,759	(76,557)
Netting	(41,569)	41,569

Total	32,190	(34,988)

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Fair values of derivatives by product contract type held by HSBC Holdings with subsidiaries

	Year ended 31 December

	2005		2004
	Trading

	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m

Foreign exchange	896	144	1,595	10
Interest rate	72	142	48	–

Gross total fair values	968	286	1,643	10

Derivatives are financial instruments that derive their value from the price of underlying items such as equities, bonds, interest rates, foreign exchange, credit spreads, commodities and equity or other indices. Derivatives enable users to increase, reduce or alter exposure to credit or market risks. HSBC makes markets in derivatives for its customers and uses derivatives to manage its exposure to credit and market risks.

Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. Asset values represent the cost to HSBC of replacing all transactions with a fair value in HSBC’s favour assuming which all HSBC’s relevant counterparties default at the same time, and that transactions can be replaced instantaneously. Liability values represent the cost to HSBC’s counterparties of replacing all their transactions with HSBC with a fair value in their favour if HSBC were to default. Derivative assets and liabilities on different transactions are only set off if the transactions are with the same counterparty, a legal right of set-off exists and the cash flows are intended to be settled on a net basis.

Use of derivatives

HSBC transacts derivatives for three primary purposes: to create risk management solutions for clients, for proprietary trading purposes, and to manage and hedge HSBC’s own risks. Derivatives (except for derivatives which are designated as effective hedging instruments as defined in IAS 39) are held for trading. The held for trading classification includes two types of derivatives: those used in sales and trading activities, and those used for risk management purposes but which for various reasons do not meet the qualifying criteria for hedge accounting. The second category includes derivatives managed in conjunction with financial instruments designated at fair value. These activities are described more fully below.

HSBC’s derivative activities give rise to significant open positions in portfolios of derivatives. These positions are managed constantly to ensure that they remain within acceptable risk levels, with matching deals being utilised to achieve this where necessary. When entering into derivative transactions, HSBC employs the same credit risk management procedures to assess and approve potential credit exposures that are used for traditional lending.

Trading derivatives

Most of HSBC’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading activities in derivatives are entered into principally for the purpose of generating profits from short-term fluctuations in price or margin. Positions may be traded actively or be held over a period of time to benefit from expected changes in exchange rates, interest rates, equity prices or other market parameters. Trading includes market-making, positioning and arbitrage activities. Market-making entails quoting bid and offer prices to other market participants for the purpose of generating revenues based on spread and volume; positioning means managing market risk positions in the expectation of benefiting from favourable movements in prices, rates or indices; arbitrage involves identifying and profiting from price differentials between markets and products.

As mentioned above, other derivatives classified as held for trading include non-qualifying hedging derivatives, ineffective hedging derivatives and the components of hedging derivatives that are excluded from assessing hedge effectiveness. Non-qualifying hedging derivatives are entered into for risk management purposes but do not meet the criteria for hedge accounting. These include derivatives managed in conjunction with financial instruments designated at fair value. Ineffective hedging derivatives were previously designated as hedges under UK GAAP, but no longer meet the criteria for hedge accounting.

Back to Contents

Gains and losses from changes in the fair value of derivatives that do not qualify for hedge accounting are reported in ‘Net trading income’, except for derivatives managed in conjunction with financial instruments designated at fair value, where gains and losses are reported in ‘Net income from financial instruments designated at fair value’, together with the gains and losses on the hedged items. Changes in the fair values of trading derivatives are inclusive of contractual interest. Changes in the fair value of derivatives managed in conjunction with financial instruments designated at fair value are included in ‘Net income from financial instruments designated at fair value’ inclusive of contractual interest unless the derivatives are managed with debt securities in issue, in which case the contractual interest is shown in interest payable with the interest payable on the issued debt. Substantially all of HSBC Holdings’ derivatives entered into with HSBC undertakings are managed in conjunction with financial liabilities designated at fair value.

Contract amounts of derivatives held for trading purposes by product type
	HSBC		HSBC Holdings

	2005	2004	2005	2004
	US$m	US$m	US$m	US$m

Foreign exchange	1,721,456	1,484,516	10,224	–
Interest rate	6,731,721	3,948,178	5,304	–
Equities	101,364	55,124	–	–
Credit derivatives	511,741	195,603	–	–
Commodity and other	38,458	28,022	–	–

	9,104,740	5,711,443	15,528	–

Derivatives valued using models with unobservable inputs

The amount that has yet to be recognised in the consolidated income statement relating to the difference between the fair value at initial recognition (the transaction price) and the amount that would have arisen had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows:
		2005
		US$m

Unamortised balance at 1 January		73
Deferral on new transactions		340
Recognised in the income statement during the period:
–	amortisation	(56)
–	subsequent to observability	(64)
–	maturity or termination	(25)
–	exchange differences	(16)

	Unamortised balance at 31 December	252

Hedging Instruments

HSBC uses derivatives (principally interest rate swaps) for hedging purposes in the management of its own asset and liability portfolios and structural positions. This enables HSBC to optimise the overall cost to the Group of accessing debt capital markets, and to mitigate the market risk which would otherwise arise from structural imbalances in the maturity and other profiles of its assets and liabilities.

The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and the type of hedge transactions. Derivatives may qualify as hedges for accounting purposes if they are fair value hedges, cash flow hedges, or investment hedges. These are described under the relevant headings below:

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Contract amounts of derivatives held for hedging purposes by product type
	At 31 December 2005

	Cash flow	Fair value
	hedge	hedge
	US$m	US$m

Foreign exchange	16,940	2,699
Interest rate	174,875	19,745

	191,815	22,444

With respect to exchange rate and interest rate contracts, the notional or contractual amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Fair value hedges

HSBC’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates. For qualifying fair value hedges, all changes in the fair value of the derivative and in the fair value of the item in relation to the risk being hedged are recognised in income. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortised to income as a yield adjustment over the remainder of the hedging period.

The fair values of outstanding derivatives designated as fair value hedges at 31 December 2005 were assets of US$149 million and liabilities of US$471 million.

Gains or losses arising from fair value hedges
2005
US$m
Gains/(losses):
– on hedging instruments	81
– on the hedged items attributable to the hedged risk	(67)

14

Cash flow hedges

HSBC is exposed to variability in future interest cash flows on non-trading assets and liabilities which bear interest at variable rates or which are expected to be re-funded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions. Gains and losses are initially recognised directly in equity, in the cash flow hedging reserve, and are transferred to the income statement when the forecast cash flows affect the income statement.

At 31 December 2005, the fair values of outstanding derivatives designated as cash flow hedges of forecast transactions were assets of US$3,528 million and liabilities of US$1,062 million.

The schedule of forecast principal balances on which the expected interest cash flows arise as at 31 December 2005 is as follows:
	At 31 December 2005

		More than 3	5 years or less
	3 months	months but less	but more than	More than
	or less	than 1 year	1 year	5 years
	US$m	US$m	US$m	US$m

Cash inflows from assets	91,703	68,985	54,205	3,108
Cash outflows from liabilities	(44,957)	(32,485)	(24,955)	(165)

Net cash inflows	46,746	36,500	29,250	2,943

Back to Contents

Reconciliation of movements in the cash flow hedge reserve
2005
US$m

At 1 January	410
Amounts recognised directly in equity during the year	(63)
Amounts removed from equity and included in the income statement for the year in:
– trading income	(5)
– net interest income	(101)
Deferred tax	(8)

At 31 December	233

The gains and losses on ineffective portions of such derivatives are recognised immediately in the income statement. At 31 December 2005, a loss of US$96 million was recognised due to hedge ineffectiveness.

Hedges of net investments in foreign operations

HSBC’s consolidated balance sheet is affected by exchange differences between the US dollar and all the non-US dollar functional currencies of subsidiaries. HSBC hedges structural foreign exchange exposures only in limited circumstances. Hedging is undertaken using forward foreign exchange contracts which are accounted for as hedges of a net investment in a foreign operation, or by financing with borrowings in the same currencies as the functional currencies involved.

At 31 December 2005, the fair values of outstanding financial instruments designated as hedges of net investments in foreign operations were liabilities of US$114 million.

The ineffectiveness recognised in ‘Net trading income’ in the year ended 31 December 2005 that arose from hedges in foreign operations was US$nil.

Sensitivity of fair values to changing significant assumptions to reasonably possible alternatives

Fair values of certain derivatives recognised in the financial statements may be determined in whole or in part using valuation techniques based on assumptions that are not supported by prices from current market transactions or observable market data. In these instances, the net fair value recorded in the financial statements is the sum of three components:

–	the value given by application of a valuation model, based upon HSBC’s best estimate of the most appropriate model inputs;

–	any fair value adjustments to account for market features not included within the valuation model (for example, bid-mid spreads, counterparty credit spreads and/or market data uncertainty); and

–	inception profit, or an unamortised element thereof, not recognised immediately in the income statement in accordance with Note 2(k).

As the valuation models are based upon assumptions, changing the assumptions changes the resultant estimate of fair value. HSBC performs various sensitivity analyses on its valuation assumptions. The potential effect of using reasonably possible alternative assumptions in valuation models has been quantified as a reduction in assets of approximately US$77 million using less favourable assumptions, and an increase in assets of approximately US$73 million using more favourable assumptions. The ranges of reasonably possible alternative assumptions are established by application of professional judgement to an analysis of the data available to support each assumption.

The total amount of the change in fair value estimated using a valuation technique that was recognised in the year ended 31 December 2005 was a loss of US$129 million.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

18	Financial investments

HSBC
	2005	2004
	US$m	US$m

Financial investments:
– which may be pledged or resold by counterparties	6,041	–
– not subject to repledge or resale by counterparties	176,301	–

	182,342	185,332

	2005		2004

	Carrying	Fair value	Carrying
	amount		amount
	US$m	US$m	US$m

Treasury and other eligible bills	25,042	25,042	25,666
– available-for-sale	24,834	24,834
– held-to-maturity	208	208
Debt securities	149,781	149,962	153,103
– available-for-sale	141,699	141,699
– held-to-maturity	8,082	8,263
Equity securities	7,519	7,519	6,563
– available-for-sale	7,519	7,519

Total financial investments	182,342	182,523	185,332

		Gross	Gross
		unrealised	unrealised	Fair
	Cost	gains	losses	value
	US$m	US$m	US$m	US$m

At 31 December 2005
US Treasury	9,015	5	(23)	8,997
US Government agencies	4,173	52	(52)	4,173
US Government sponsored entities	16,099	82	(292)	15,889
UK Government	7,658	83	(1)	7,740
Hong Kong Government	4,429	2	(23)	4,408
Other government	34,623	317	(87)	34,853
Asset-backed securities	2,893	8	(12)	2,889
Corporate debt and other securities	96,018	452	(415)	96,055
Equities	6,414	1,111	(6)	7,519

	181,322	2,112	(911)	182,523

At 31 December 2004
US Treasury	7,998	25	(22)	8,001
US Government agencies	9,657	91	(94)	9,654
US Government sponsored entities	10,093	133	(48)	10,178
UK Government	11,510	1	(2)	11,509
Hong Kong Government	5,274	88	–	5,362
Other government	36,393	543	(290)	36,646
Asset-backed securities	13,367	28	(6)	13,389
Corporate debt and other securities	84,477	1,061	(136)	85,402
Equities	6,563	1,136	(10)	7,689

	185,332	3,106	(608)	187,830

Included within corporate debt and other securities are debt securities issued by banks and other financial institutions of US$68,954 million (2004: US$60,166 million). The fair value of these was US$68,933 million (2004: US$60,655 million).

Back to Contents

		Debt	Debt
	Treasury	securities	securities
	and other	available-	held-to-	Equity
	eligible bills	for-sale	maturity	securities	Total
	US$m	US$m	US$m	US$m	US$m

Carrying amount at 31 December 2005
Listed on a recognised exchange	–	62,187	4,022	3,394	69,603
Unlisted	25,042	79,512	4,060	4,125	112,739

	25,042	141,699	8,082	7,519	182,342

The fair value of listed held-to-maturity debt securities as at 31 December 2005 was US$4,143 million.

	Treasury
	and other		Equity
	eligible bills	Debt securities	securities	Total
	US$m	US$m	US$m	US$m

Carrying amount at 31 December 2004
Listed on a recognised exchange	–	77,920	2,506	80,426
Unlisted	25,666	75,183	4,057	104,906

	25,666	153,103	6,563	185,332

As at 31 December 2004, the fair value of listed debt securities was US$83,176 million, and the fair value of listed equity securities was US$2,546 million.

Included within listed investments are US$1,246 million (2004: US$3,120 million) of investments listed in Hong Kong.

HSBC Holdings
	2005

	Carrying	Fair value
	amount
	US$m	US$m

Available-for-sale debt securities issued by HSBC undertakings	3,256	3,256
Available-for-sale equities	261	261

	3,517	3,517

As at 31 December 2004, the carrying amount of securities issued by HSBC undertakings was US$1,885 million.

19	Securitisations and other structured transactions

HSBC enters into transactions in the normal course of business by which it transfers recognised financial assets directly to third parties or to special purpose entities. These transfers may give rise to the full or partial derecognition of the financial assets concerned.

	–	Full derecognition occurs when HSBC transfers its contractual right to receive cash flows from the financial assets and substantially all the risks and rewards of ownership. The risks include credit, interest rate, currency, prepayment and other price risks.

	–	Partial derecognition occurs when HSBC sells or otherwise transfers financial assets in such a way that some but not substantially all of the risks and rewards of ownership are transferred but control is retained. These financial assets are recognised on the balance sheet to the extent of HSBC’s continuing involvement.

The majority of financial assets that do not qualify for derecognition are (i) debt securities held by counterparties as collateral under repurchase agreements or (ii) equity securities lent under securities lending agreements. The following table analyses the carrying amount of financial assets at 31 December 2005 that did not qualify for derecognition during the year, and their associated financial liabilities:

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	Carrying	Carrying
	amount of	amount of
	transferred	associated
	assets	liabilities
	US$m	US$m
Nature of transaction
Repurchase agreements	92,989	75,745
Securities lending agreements	14,607	5,858

	107,596	81,603

A small proportion of financial assets that do not qualify for derecognition relate to loans, credit cards, debt securities and trade receivables that have been securitised under arrangements by which HSBC retains a continuing involvement in such transferred assets. Continuing involvement may entail retaining the rights to future cash flows arising from the assets after investors have received their contractual terms (for example, interest rate strips); providing subordinated interest; liquidity support; continuing to service the underlying asset; or entering into derivative transactions with the securitisation vehicles. As such, HSBC continues to be exposed to risks associated with these transactions.

The rights and obligations that HSBC retains from its continuing involvement in securitisations are initially recorded as an allocation of the fair value of the financial asset between the part that is derecognised and the part that continues to be recognised on the date of transfer. The following analyses the carrying amount of financial assets at 31 December 2005, to the extent of HSBC’s continuing involvement, that qualified for partial derecognition during the year, and their associated liabilities:

Carrying
	Carrying	amount of	Carrying
	amount of	assets	amount of
	assets	(currently	associated
	(original)	recognised)	liabilities
	US$m	US$m	US$m

Nature of transaction
Securitisations	6,731	256	256

20	Interests in associates and joint ventures

Principal associates of HSBC

	At 31 December 2005

		HSBC’s	Issued
	Country of	interest in	equity	Carrying	Fair
	incorporation	equity capital	capital	amount	value
				US$m	US$m

Listed
	People’s
	Republic of
Bank of Communications Co., Limited	China	19.9%	RMB45,804m	2,480	4,143
	People’s
Ping An Insurance (Group) Company of	Republic of
China Limited	China	19.9%	RMB6,195m	1,837	2,274
The Saudi British Bank	Saudi Arabia	40%	SR2,500m	772	8,800

				5,089	15,217

Unlisted
AEA Investors (Cayman) I LP1,6
Barrowgate Limited[2,7]	Hong Kong	24.64%	–
			US$ 81m
			£32m fully paid
British Arab Commercial Bank Limited	England	46.51%	£5m nil paid
Erisa S.A.	France	49.99%	€115m
HSBC PE European No. 2 LP3,6
	People’s
	Republic of
Industrial Bank Company Limited	China	15.98%	RMB3,999m
Private Equity Portfolio (Investment)
LP Inc[4,6]
Wells Fargo HSBC Trade Bank, N.A5	United States	20%	–

Back to Contents

1	Venture Capital Limited partnership. Address of principal place of business is c/o Walkers SPV Limited, Walker House, 87 Mary Street, PO Box 908GT, George Town, Grand Cayman, Cayman Islands.
2	Issued equity capital is less than HK$1 million.
3	Limited partnership. Address of principal place of business is 68 Upper Thames Street, London EC4V 3PE.
4	Limited partnership. Address of principal place of business is 68 Upper Thames Street, London EC4V 3PE.
5	Issued equity capital is less than US$1 million.
6	Limited partnership where the group owns more than 50 per cent but does not have control due to the limitations within these types of entities.
7	Investment held through Hang Seng Bank Limited, a 62.14 per cent owned subsidiary of HSBC.

All the above investments in associates are owned by subsidiaries of HSBC Holdings. During the year, HSBC’s shareholding of 21.16 per cent in the Cyprus Popular Bank Limited (trading as Laiki Group) was reclassified as a held for sale asset. See Note 25.

HSBC has US$4,318 million (2004: US$nil) of investments in associates and joint ventures listed in Hong Kong.

For the year ended 31 December 2005, HSBC’s share of associates and joint ventures tax on profit was US$225 million (2004: US$45 million), which is included within share of profit in associates and joint ventures on the income statement.

Summarised aggregate financial information on associates
	2005	2004
	US$m	US$m

HSBC’s share of:
– assets	63,347	49,738
– liabilities	58,883	46,938
– revenues	3,330	2,009
– profit/(loss)	556	270

HSBC’s share of associates’ contingent liabilities amounted to US$7,818 million at 31 December 2005 (2004: US$5,663 million).

HSBC’s 15.98 per cent investment in Industrial Bank Company Limited was equity accounted with effect from May 2004, reflecting HSBC’s significant influence over this associate. HSBC’s significant influence was established as a result of representation on the Board of Directors, and in accordance with the Technical Support and Assistance Agreements, HSBC is assisting in the development of financial and operating policies.

HSBC’s 19.9 per cent investment in Ping An Insurance Company of China Limited was equity accounted with effect from 31 August 2005, reflecting HSBC’s significant influence over this associate. HSBC’s significant influence was established as a result of the acquisition of an additional participation of 9.91 per cent on 31 August 2005, for a consideration of US$1,039 million.

HSBC’s significant influence on Bank of Communications Co., Limited was established as a result of representation on the Board of Directors, and in accordance with the Technical Support and Assistance Agreements, HSBC is assisting in the development of financial and operating policies and a number of staff have been seconded to assist in this process.

The statutory accounting reference date of Bank of Communications Co., Limited and Ping An Insurance Company of China Limited is 31 December. For the year ended 31 December 2005, these companies were included on the basis of financial statements made up to 30 September 2005, taking into account changes in the subsequent period from 1 October 2005 to 31 December 2005 that would have materially affected their results.

HSBC also has a 100 per cent interest in the issued preferred stock (less than US$1 million) of Wells Fargo HSBC Trade Bank, N.A. HSBC has a 40 per cent economic interest in Wells Fargo HSBC Trade Bank, N.A. by virtue of the joint agreement under which HSBC’s equity capital and preferred stock interests are being held.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Interests in joint ventures
At 31 December 2005

HSBC’s
			interest in	Issued
	Country of	Principal	equity	equity
	Incorporation	activity	capital	capital

Holding
HCM Holdings Limited	England	Company	51%	£ 3m

HCM Holdings Limited prepares its financial statements up to 31 December and its principal country of operation is the United Kingdom. During 2005 HCM Holdings disposed of its trading subsidiary. The remaining investment represents an interest in a holding company.

Although HSBC owns more than 50 per cent of the equity capital of HCM Holdings Limited, the agreement with the other shareholder means that there are severe long-term restrictions which substantially hinder HSBC’s rights over the assets and management of the entity. HSBC does however continue to exercise significant influence and together with the other shareholder controls the entity.

Summarised aggregate financial information on joint ventures
	2005	2004
	US$m	US$m
HSBC’s share of:
– current assets	95	38
– non-current assets	55	126
– current liabilities	34	29
– non-current liabilities	107	131
– income	108	6
– expenses	20	8

21	Goodwill and intangible assets

Goodwill and intangible assets includes goodwill arising on business combinations, the present value of in-force long-term insurance business, and other intangible assets.

Goodwill
			Rest of Asia-	North	South
	Europe	Hong Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Cost
At 1 January 2005	15,873	120	284	13,490	595	30,362
Additions	108	1	4	547	–	660
Disposals	(70)	–	–	(3)	–	(73)
Exchange differences	(2,137)	(1)	(17)	428	85	(1,642)
Other changes	3	–	(1)	(22)	(62)	(82)

At 31 December 2005	13,777	120	270	14,440	618	29,225

The addition to goodwill in North America related principally to the acquisition of Metris Companies Inc. on 1 December 2005.

Back to Contents

			Rest of Asia-	North	South
	Europe	Hong Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Cost
At 1 January 2004	14,655	117	279	12,945	502	28,498
Additions	282	2	–	526	61	871
Disposals	(6)	–	–	–	–	(6)
Exchange differences	942	1	5	19	21	988
Other changes	–	–	–	–	11	11

At 31 December 2004	15,873	120	284	13,490	595	30,362

Included within ‘Other operating income’ for the year ended 31 December 2005 is US$23 million (2004: US$nil) relating to the excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost, which was recognised in respect of the acquisition of Allianz Rentas Vitalicias.

The present value of in-force long-term insurance business (‘PVIF’)

Movement on the PVIF
2005
US$m

At 1 January	1,877
IFRSs transition adjustment at 1 January 2005	(384)
Addition from current year new business	289
Movement from in-force business	(268)
Exchange differences and other movements	(114)

At 31 December	1,400

PVIF-specific assumptions
The key assumptions used in the computation of PVIF for HSBC’s main insurance subsidiaries are:
	UK	Hong Kong

Risk free rate	3.90%	4.19%
Risk discount rate	8.00%	11.00%
Expenses inflation	3.20%	3.00%

The PVIF represents the value of the shareholder’s interest in the in-force business of the life insurance operations. The calculation of the PVIF is based upon assumptions that take into account risk and uncertainty. To project these cash flows, a variety of assumptions regarding future experience is made by each insurance operation which reflect local market conditions and management’s judgement of local future trends. Some of the Group’s insurance operations incorporate risk margins separately into the projection assumptions for each product, while others incorporate risk margins into the overall discount rate. This is reflected in the wide range of risk discount rates applied.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Other intangible assets

The analysis of the movement of intangible assets, excluding the present value of in-force long-term insurance business, for the year ended 31 December 2005 is as follows:

					Customer/
		Mortgage	Internally		merchant
	Trade	servicing	generated	Purchased	relation-
	names	rights	software	software	ships	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Cost
At 1 January 2005	41	791	1,823	210	764	393	4,022
Additions[1]	–	136	420	49	13	8	626
Acquisition of subsidiaries	–	–	–	–	271	–	271
Disposals	–	–	–	(63)	(15)	(1)	(79)
Exchange differences	2	2	(104)	(19)	(72)	(44)	(235)
Other changes	–	50	(45)	118	73	17	213

At 31 December 2005	43	979	2,094	295	1,034	373	4,818

Accumulated amortisation
At 1 January 2005	(8)	(474)	(1,064)	(115)	(95)	(7)	(1,763)
Charge for the year[2]	(6)	(27)	(354)	(76)	(99)	(19)	(581)
Disposals	–	–	–	29	–	–	29
Exchange differences	(1)	1	123	(37)	5	2	93
Other changes	–	(60)	(6)	29	16	–	(21)

At 31 December 2005	(15)	(560)	(1,301)	(170)	(173)	(24)	(2,243)

Net carrying amount at 31 December 2005	28	419	793	125	861	349	2,575

Cost
At 1 January 2004	20	854	1,556	159	490	13	3,092
Additions[1]	15	67	314	47	259	23	725
Acquisition of subsidiaries	–	–	–	–	3	–	3
Disposals	–	(54)	(4)	(6)	–	(1)	(65)
Exchange differences	6	2	67	4	12	8	99
Other changes	–	(78)	(110)	6	–	350	168

At 31 December 2004	41	791	1,823	210	764	393	4,022

Accumulated amortisation
At 1 January 2004	–	(364)	(804)	(87)	5	(1)	(1,251)
Charge for the year[2]	(5)	(205)	(379)	(27)	(78)	(5)	(699)
Disposals	–	–	–	2	–	–	2
Impairment losses	–	(15)	–	–	–	–	(15)
Exchange differences	–	(1)	9	2	–	(1)	9
Other changes	(3)	111	110	(5)	(22)	–	191

At 31 December 2004	(8)	(474)	(1,064)	(115)	(95)	(7)	(1,763)

Net carrying amount at 31 December 2004	33	317	759	95	669	386	2,259

1	At 31 December 2005, HSBC had US$56 million (2004: US$95 million) of contractual commitments to acquire intangible assets.
2	The amortisation charge for the year is recognised within the income statement under ‘Amortisation of intangible assets’, with the exception of the amortisation of mortgage servicing rights that are charged to net fee income.

22	Impairment of assets other than financial instruments

During 2005 there was no impairment of goodwill (2004: US$nil). Impairment testing in respect of goodwill is performed annually by comparing the recoverable amount of cash generating units (‘CGUs’) that has been determined at 1 July 2005 based on a value in use calculation. That calculation uses cash flow estimates based on management’s cash flow projections, extrapolated in perpetuity using a nominal long-term growth rate based on current GDP and inflation for the countries within which the CGU operates. The discount rate used is based on the cost of capital HSBC allocates to investments in the countries within which the CGU operates.

Back to Contents

The cost of capital assigned to an individual cash-generating unit and used to discount its future cash flows can have a significant effect on its valuation. The cost of capital percentage is generally derived from an appropriate Capital Asset Pricing Model, which itself depends on inputs reflecting a number of financial and economic variables including the risk-free rate in the country concerned and a premium to reflect the inherent risk of the business being evaluated. These variables are established on the basis of management judgement.

Management judgement is required in estimating the future cash flows of the cash-generating units. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are available, and to assumptions regarding the long-term sustainable pattern of cash flows thereafter. While the acceptable range within which underlying assumptions can be applied is governed by the requirement for resulting forecasts to be compared with actual performance and verifiable economic data in future years, the cash flow forecasts necessarily and appropriately reflect management’s view of future business prospects.

The following CGUs include in their carrying value goodwill that is a significant proportion of total goodwill reported by HSBC. These CGUs do not carry on their balance sheet any intangible assets with indefinite useful lives, other than goodwill.

			Nominal
			growth rate
			beyond initial
	Goodwill at	Discount	cash flow
Cash Generating Unit	1 July 2005	rate	projections
	US$m	%	%

Personal Financial Services – Europe	3,515	10.2	4.3
Commercial Banking – Europe	2,913	9.9	3.9
Private Banking – Europe	3,701	10.0	3.2
Corporate, Investment Banking and Markets – Europe	3,694	10.1	4.0
Personal Financial Services – North America (other than Mexico)	10,451	10.0	6.1

Total goodwill in the CGUs listed above	24,274

There was no evidence of impairment arising from this review. The only circumstances where a reasonably possible change in key assumptions might have caused an impairment loss to be recognised was in respect of Private Banking Europe where:

–	a fall of 0.9% in the long-term growth rate beyond the initial cash flow projections; or

–	an increase of 0.8% in the discount rate

would have caused an impairment loss to be recognised. Recognising this, the calculation of the value in use for Private Banking – Europe, based on discounted projected cash flows, has been additionally benchmarked against market transactions in private banking companies in Europe to ensure the carrying value is supportable.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

23	Property, plant and equipment

HSBC

Property, plant and equipment

		Long	Short		Equipment
	Freehold	Leasehold	leasehold	Equipment,	on
	land and	land and	land and	fixtures	operating
	buildings	buildings	buildings	and fittings	leases	Total [1]
	US$m	US$m	US$m	US$m	US$m	US$m

Cost or fair value
At 1 January 2005	4,384	2,153	2,252	8,722	6,117	23,628
Additions at cost[2]	601	142	124	1,269	751	2,887
Acquisition of subsidiaries	10	–	5	14	–	29
Fair value adjustments	48	95	58	–	–	201
Disposals	(224)	(87)	(77)	(542)	(359)	(1,289)
Transfers	30	–	(30)	–	–	–
Exchange differences	(245)	(82)	(55)	(445)	(660)	(1,487)
Other changes	224	14	(12)	(379)	(885)	(1,038)

At 31 December 2005	4,828	2,235	2,265	8,639	4,964	22,931

Accumulated depreciation
At 1 January 2005	(204)	(74)	(590)	(5,375)	(1,761)	(8,004)
Depreciation charge for the year	(76)	(55)	(101)	(1,082)	(318)	(1,632)
Disposals	6	–	51	431	243	731
Impairment losses reversed	2	–	–	–	–	2
Exchange differences	18	5	35	285	182	525
Other changes	2	(8)	1	323	335	653

At 31 December 2005	(252)	(132)	(604)	(5,418)	(1,319)	(7,725)

Net carrying amount at
31 December 2005	4,576	2,103	1,661	3,221	3,645	15,206

Cost or fair value
At 1 January 2004	3,615	2,091	2,169	7,301	5,095	20,271
Additions at cost[2]	533	1	62	1,210	1,002	2,808
Acquisition of subsidiaries	169	–	–	52	–	221
Fair value adjustments	23	40	36	–	–	99
Disposals	(130)	(27)	(34)	(341)	(430)	(962)
Exchange differences	192	58	50	460	452	1,212
Other changes	(18)	(10)	(31)	40	(2)	(21)

At 31 December 2004	4,384	2,153	2,252	8,722	6,117	23,628

Accumulated depreciation
At 1 January 2004	(97)	(8)	(499)	(4,313)	(1,510)	(6,427)
Depreciation charge for the year	(100)	(64)	(99)	(1,070)	(398)	(1,731)
Disposals	7	–	16	313	282	618
Impairment losses recognised	(24)	–	–	–	–	(24)
Exchange differences	(18)	(1)	(30)	(282)	(131)	(462)
Other changes	28	(1)	22	(23)	(4)	22

At 31 December 2004	(204)	(74)	(590)	(5,375)	(1,761)	(8,004)

Net carrying amount at
31 December 2004	4,180	2,079	1,662	3,347	4,356	15,624

Leasehold land and buildings are held under finance lease contracts where the value of the land cannot reliably be separated from the value of the lease, and the premiums are not clearly held under operating leases.
1	Includes assets with a net book value of US$13 million (2004: US$12 million) pledged as security for liabilities.
2	At 31 December 2005, HSBC had US$1,256 million (2004: US$878 million) of contractual commitments to acquire property, plant and equipment.

Back to Contents

Included within ‘Short leasehold land and buildings’ are the following amounts in respect of assets classed as improvements to buildings, which are carried at depreciated historical cost:

	2005		2004

		Accumulated		Accumulated
	Cost	depreciation	Cost	depreciation
	US$m	US$m	US$m	US$m

At 1 January	993	(347)	933	(323)
Additions	124	–	60	–
Disposals	(58)	36	(25)	4
Depreciation charge for the year	–	(22)	–	(26)
Exchange differences	(52)	32	45	(25)
Other changes	19	(14)	(20)	23

At 31 December	1,026	(315)	993	(347)

Net carrying amount at 31 December	711		646

Investment properties

The composition of the investment properties at fair value in the year was as follows:

		Long	Short
	Freehold	leasehold	leasehold
	land and	land and	land and
	buildings	buildings	buildings	Total
	US$m	US$m	US$m	US$m
Fair value
At 1 January 2005	704	250	209	1,163
Additions at cost	455	137	–	592
Disposals	(47)	(3)	(12)	(62)
Fair value adjustments	48	95	58	201
Exchange differences	(8)	(4)	–	(12)
Other changes	286	2	–	288

At 31 December 2005	1,438	477	255	2,170

Fair value
At 1 January 2004	310	235	170	715
Additions at cost	423	–	–	423
Disposals	(1)	(16)	(4)	(21)
Fair value adjustments	23	40	36	99
Other changes	(51)	(9)	7	(53)

At 31 December 2004	704	250	209	1,163

Investment properties are valued on an open market value basis as at 31 December each year by independent professional valuers who have recent experience in the location and type of properties. Investment properties in Hong Kong, the Macau Special Administrative Region and mainland China, which represent 25 per cent by value of HSBC’s investment properties subject to revaluation, were valued by DTZ Debenham Tie Leung Limited, which is a member of the Hong Kong Institute of Surveyors.

As a result of the revaluation, the net book value of investment properties increased by US$201 million (2004: surplus of US$99 million). A surplus of US$201 million (2004: surplus of US$99 million), was credited to the income statement for the year ended 31 December 2005.

HSBC Holdings had no investment properties at 31 December 2005 or 2004.

Included within ‘Other operating income’ was rental income of US$116 million (2004: US$67 million) earned by HSBC on its investment properties. Direct operating expenses of US$39 million (2004: US$14 million) incurred in respect of the investment properties during the year were recognised in ‘General and administrative expenses’. Direct operating expenses arising in respect of investment properties that did not generate rental income during 2005 amounted to US$3 million (2004: US$1 million).

HSBC recognised US$10 million (2004: US$9 million) as contractual obligations to purchase, construct, develop, maintain or enhance investment properties.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

HSBC properties leased to customers

HSBC properties leased to customers included US$646 million at 31 December 2005 (2004: US$552 million) let under operating leases, net of accumulated depreciation of US$42 million (2004: US$53 million). None was held by HSBC Holdings.

HSBC Holdings

Property, plant and equipment

	Equipment, fixtures and fittings

	2005	2004
	US$m	US$m
Cost
At 1 January	4	4
Additions at cost	1	1
Disposals	(1)	(1)

At 31 December	4	4

Accumulated depreciation
At 1 January	(2)	(2)
Depreciation charge for the year	(1)	(1)
Disposals	–	1

At 31 December	(3)	(2)

Net carrying amount at 31 December	1	2

Back to Contents

24	Investments in subsidiaries

	Principal subsidiary undertakings of HSBC Holdings

		Country of	HSBC’s
		incorporation	interest in
		or registration	equity capital	Issued equity
			%	capital
	Europe
	HFC Bank Limited	England	100	£109m
	HSBC Investments (UK) Limited (formerly HSBC Asset Management (Europe) Limited)	England	100	£142m
	HSBC Asset Finance (UK) Limited	England	100	£265m
	HSBC Bank A.S.	Turkey	100	TRL277m
	HSBC Bank Malta p.l.c.	Malta	70.03	Lm9m
	HSBC Bank Middle East Limited	Jersey	100	US$331m
	HSBC Bank plc	England	100	£797m
	HSBC France (formerly CCF S.A.)	France	99.99	€372m
	HSBC Guyerzeller Bank AG	Switzerland	100	SFr95m
	HSBC Insurance Brokers Limited	England	100	£2.8m
	HSBC Life (UK) Limited	England	100	£94m
	HSBC Private Bank (Guernsey) Limited[1]	Guernsey	100	US$5m
	HSBC Private Bank (Suisse) S.A.	Switzerland	100	SFr683m
	HSBC Private Bank (UK) Limited	England	100	£177m
	HSBC Trinkaus & Burkhardt KGaA (partnership limited by shares)	Germany	77.89	€70m

	Hong Kong
	Hang Seng Bank Limited	Hong Kong	62.14	HK$9,559m
	HSBC Insurance (Asia) Limited	Hong Kong	100	HK$125m
	HSBC Life (International) Limited	Bermuda	100	HK$327m
	The Hongkong and Shanghai Banking Corporation Limited	Hong Kong	100	HK$22,494m

	Rest of Asia-Pacific
	HSBC Bank Australia Limited	Australia	100	A$811m
	HSBC Bank Egypt S.A.E.	Egypt	94.53	E£500m
	HSBC Investments (Taiwan) Limited (formerly HSBC Asset Management (Taiwan) Limited)	Taiwan	100	TWD788m
	HSBC Bank Malaysia Berhad	Malaysia	100	RM$114m

	North America
	The Bank of Bermuda Limited	Bermuda	100	US$30m
	HSBC Bank Canada	Canada	100	C$1,125m
	HSBC Bank USA, N.A.	United States	100	US$2m
	HSBC Finance Corporation	United States	100	US$2,875m
	HSBC Mexico S.A.	Mexico	99.74	MXP3,772m
	HSBC Securities (USA) Inc.	United States	100	–	[2]
	HSBC Technology & Services (USA) Inc.	United States	100	–	[2]

	South America
	HSBC Bank Argentina S.A.	Argentina	99.99	ARS926m
	HSBC Bank Brasil S.A. – Banco Múltiplo	Brazil	100	BRL1,930m
	HSBC La Buenos Aires Seguros S.A.	Argentina	99.53	ARS44m
	HSBC Seguros (Brasil) S.A.	Brazil	97.92	BRL194m
	Maxima S.A. AFJP	Argentina	59.99	ARS200m

1	HSBC also owns 100 per cent of the issued redeemable preference share capital of US$17 million.
2	Issued equity capital is less than US$1 million.

All of the above subsidiaries are included in the consolidation.

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

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Subsidiaries which experience significant restrictions on their ability to transfer funds to HSBC in the form of cash dividends or to repay loans and advances

None of the Group’s subsidiaries has experienced significant restrictions on paying dividends or repaying loans and advances except in the case of HSBC Argentina during the recent debt crisis. All regulated banking and insurance entities are subject to regulations which require them to maintain capital ratios at agreed levels and so govern the availability of funds available for distribution.

Subsidiaries where HSBC owns less than 50 per cent of the voting rights

	HSBC’s
	interest in
	equity capital	Description of relationship
Subsidiary	%	that gives HSBC control

2005
Beijing HSBC Insurance Brokers Limited	24.9	HSBC has the right to appoint the majority of the board, therefore has management control.
HSBC Insurance Brokers (India) Private Limited	25.9	HSBC has the right to appoint the majority of the board, therefore has management control.
HSBC Private Equity Fund 3	38.8	HSBC is the fund manager and controls the fund.
HSBC Continental European Alpha Fund	6.1	The fund is a ‘Wider Purpose Fund’ and consolidation is required under IAS 27 ‘Consolidated and Separate Financial Statements’.
HSBC Global Technology Alpha Fund	48.7	The fund is a ‘Wider Purpose Fund’ and consolidation is required under IAS 27.
2004
Beijing HSBC Insurance Brokers Limited	24.9	HSBC has the right to appoint the majority of the board, therefore has management control.
HSBC Insurance Brokers (India) Private Limited	25.9	HSBC has the right to appoint the majority of the board, therefore has management control.
HSBC Private Equity Fund 3	47.3	HSBC is the fund manager and controls the fund.
HSBC Continental European Alpha Fund	19.9	The fund is a ‘Wider Purpose Fund’ and consolidation is required under IAS 27.

Investments where HSBC owns 20 per cent or more of the voting rights but does not classify the investment as a subsidiary, joint venture or associate

	HSBC’s
	interest in
	equity capital	Description of relationship that results in HSBC accounting
Investment	%	for entity as an investment

2005
Zhong-Run Company Limited	25.0	Entity is held by a venture capital organisation which is exempt from classifying investments as associates under IAS 28.

Acquisitions

HSBC made the following acquisitions of subsidiaries or business operations in 2005, which were accounted for using the purchase method:

On 1 December 2005, HSBC Financial Corporation Limited, a wholly-owned subsidiary of HSBC, acquired 100 per cent of the share capital of Metris Companies Inc. (‘Metris’) for a cash consideration of US$1,595 million. Metris was the 11th largest issuer of MasterCard and Visa Cards in the US.

Goodwill of US$521 million arose from this acquisition. The goodwill on the Metris acquisition represents value obtainable from synergies with HSBC, expertise HSBC brings to the proposition and the platform the acquisition provides for the Group to extend its presence in the near-prime credit card segment of the US market.

The post acquisition profit before tax of Metris was US$6 million.

HSBC also made the following acquisitions of subsidiaries or business operations in 2005, which were accounted for using the purchase method:

(i)	On 1 June 2005, HSBC Investments (USA) Inc., a wholly-owned subsidiary of HSBC, acquired Atlantic Advisors LLC for a contingent consideration of US$9 million. Goodwill of US$9 million arose from this acquisition.

Back to Contents

(ii)	On 6 June 2005, HSBC Financial Corporation Limited, a wholly owned subsidiary of HSBC, acquired the entire share capital of Invis Incorporated for a consideration of US$13 million. Goodwill of US$4 million arose from this acquisition.

(iii)	On 31 August 2005, HSBC Bank (Panama) S.A., a wholly owned subsidiary of HSBC, acquired the entire share capital of the Financomer Group for a cash consideration of US$21 million. Goodwill of US$13 million arose from this acquisition.

(iv)	On 31 August 2005, HSBC acquired a 70.1 per cent equity interest in Dar Es Salaam Investment Bank of Iraq for a cash consideration of US$15 million. Goodwill of US$4 million arose from this acquisition.

(v)	Increase in stake in an existing subsidiary is excluded from the table below. On 31 December 2005, HSBC increased its stake in HSBC Trinkaus & Burkhardt KGaA by 4.42 per cent to 77.89 per cent for a cash consideration of US$119 million. Goodwill of US$76 million arose on the acquisition.

The fair values of the assets, liabilities and contingent liabilities of the companies acquired during the year, which relate principally to Metris, were as follows:

		Carrying value
		immediately
	Fair	prior to
	value	acquisition
	US$m	US$m

At date of acquisition
Cash and balances at central banks	61	61
Loans and advances to banks	51	36
Loans and advances to customers	5,258	5,494
Debt securities	236	235
Intangible assets	271	–
Property, plant and equipment	29	24
Other asset categories	161	138
Customer accounts	(47)	(34)
Debt securities in issue	(4,610)	(4,595)
Provisions for liabilities and charges	(93)	(93)
Other liability categories	(211)	(195)
Less: minority interests	(4)	–

Net assets acquired	1,102	1,071

Goodwill attributable:
Subsidiaries (Note 21)	551

Total consideration including costs of acquisition	1,653

	In addition to the above, there were other minor acquisitions and increases in investment in subsidiaries which increased goodwill by US$109 million.

25	Other assets

		2005	2004
		US$m	US$m

	Bullion	2,358	3,180
	Assets held for sale	959	988
	Reinsurers’ share of liabilities under insurance contracts	1,545	–
	Current taxation recoverable	496	213
	Deferred taxation (Note 30)	2,665	3,260
	Endorsements and acceptances	7,973	–
	Other accounts	10,600	15,436

		26,596	23,077

	Assets held for sale
		2005	2004
		US$m	US$m
	Disposal groups and non-current assets held for sale
	Interests in associates	162	–
	Property, plant and equipment	774	823
	Receivables	23	165

	Total assets classified as held for sale	959	988

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Interests in associates

Following a review of strategic options in relation to HSBC’s interest in The Cyprus Popular Bank Limited (trading as Laiki Group), an associate of the Group, it was decided to dispose of the holding. The sale was completed on 6 February 2006. Neither a gain nor loss was created on reclassifying this asset as held for sale. The interest is presented within the geographical segment Europe.

Property, plant and equipment

The property, plant and equipment classified as held for sale is the result of repossession of property that had been pledged as collateral by customers. These assets are disposed of within 12 months of acquisition. Neither a gain nor loss was created on reclassifying these assets as held for sale. The majority arose within the geographical segment North America.

Receivables

The receivables classified as held for sale relate to mortgage loans which HSBC no longer offers to its customers. An agreement to sell the portfolio has been signed, and the sale is scheduled to be completed in March 2006. Neither a gain nor loss was created on reclassifying these assets as held for sale. They are presented within the geographical segment South America.

26	Financial liabilities designated at fair value

	HSBC
		2005
		US$m

	Deposits by banks and customer accounts	253
	Liabilities to customers under investment contracts	10,445
	Debt securities in issue (Note 27)	28,338
	Subordinated liabilities (Note 31)	18,447
	Preference shares (Note 31)	4,346

		61,829

	The carrying amount at 31 December 2005 of financial liabilities designated at fair value was US$1,899 million higher than the contractual amount at maturity. At 31 December 2005, the accumulated amount of the change in fair value attributable to changes in credit risk was US$664 million.

HSBC Holdings
2005
US$m
Subordinated liabilities (Note 31):
– owed to third parties	9,315
– owed to HSBC undertakings	4,055

13,370

The carrying amount at 31 December 2005 of financial liabilities designated at fair value was US$910 million higher than the contractual amount at maturity. At 31 December 2005, the accumulated amount of the change in fair value attributable to changes in credit risk was US$398 million.

Back to Contents

27	Debt securities in issue

		2005	2004
		Carrying	Carrying
		amount	amount
		US$m	US$m

	Bonds and medium term notes	165,773	135,200
	Other debt securities in issue	77,613	76,521

		243,386	211,721
	Of which, debt securities in issue reported as:
	– trading liabilities	(26,976)	–
	– financial liabilities designated at fair value (Note 26)	(28,338)	–

		188,072	211,721

	Certain debt securities in issue are managed on a fair value basis as part of HSBC’s interest rate risk management policies. The hedged portion of these debt securities is presented within the balance sheet caption ‘Financial liabilities designated at fair value’, with the remaining portion included within ‘Trading liabilities’.

	The following table analyses bonds and medium term notes in issue at 31 December 2005 with original maturities greater than one year:

	2005	2004
	US$m	US$m

Fixed rate
8.875% Adjustable Conversion-Rate Equity Security Units	–	594
Debentures – 8.375%: due 2007	101	100
Secured financing:
1.14% to 3.99%: due 2006 to 2009	1,669	2,805
4.00% to 4.99%: due 2006 to 2010	5,090	414
5.00% to 5.99%: due 2006 to 2010	843	638
6.00% to 6.99%: due 2006 to 2010	41	–
7.00% to 7.99%: due 2006 to 2010	141	217
8.00% to 8.99%: due 2005	–	12
Other fixed rate senior debt:
2.15% to 3.99%: due 2006 to 2044	10,527	8,935
4.00% to 4.99%: due 2006 to 2023	32,295	11,685
5.00% to 5.99%: due 2006 to 2035	21,302	12,853
6.00% to 6.99%: due 2006 to 2033	25,356	18,853
7.00% to 7.99%: due 2006 to 2032	12,450	14,878
8.00% to 9.99%: due 2006 to 2015	2,743	3,694
10.00% or higher: due 2006 to 2014	890	–

	113,448	75,678

Variable interest rate
Secured financings – 0.00% to 9.99%: due 2006 to 2009	15,601	23,070
FHLB advances – 4.00% to 4.99%: due 2006 to 2008	5,000	5,000
Other variable interest rate senior debt – 2.16% to 6.17%: due 2006 to 2036	24,374	25,510

	44,975	53,580

Structured notes
Interest rate linked	2,748	2,794
Equity, equity index or credit linked	4,602	3,148

	7,350	5,942

Total bonds and medium term notes	165,773	135,200

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

28	Other liabilities

		HSBC		HSBC Holdings

		2005	2004	2005	2004
		US$m	US$m	US$m	US$m

	Amounts due to investors in funds consolidated by HSBC	683	–	–	–
	Current taxation	1,640	1,648	–	–
	Obligations under finance leases	639	695	–	–
	Dividend declared and payable by HSBC Holdings	1,193	1,189	1,193	1,189
	Endorsements and acceptances	8,033	–	–	–
	Other liabilities	14,327	17,049	10	9

		26,515	20,581	1,203	1,198

	Obligations under finance leases falling due:
	– within 1 year	25	25	–	–
	– between 1 and 5 years	54	40	–	–
	– over 5 years	560	630	–	–

		639	695	–	–

29	Liabilities under insurance contracts issued

		2005

			Reinsurers’
		Gross	share	Net
		US$m	US$m	US$m

	Non-life insurance liabilities
	Unearned premium provision	1,346	(202)	1,144
	Notified claims	872	(335)	537
	Claims incurred but not reported	424	(130)	294
	Other	229	(2)	227

		2,871	(669)	2,202

	Life insurance policyholders’ liabilities
	Life (non-linked)	8,369	(807)	7,562
	Investment contracts with discretionary participation features[1]	9	–	9
	Life (linked)	2,895	(69)	2,826

		11,273	(876)	10,397

	Total liabilities under insurance contracts issued	14,144	(1,545)	12,599

1	Though investment contracts with discretionary participation features are financial instruments, HSBC continued to treat them as insurance contracts as permitted by IFRS 4.

Back to Contents

The movement of liabilities under insurance contracts during the year ended 31 December 2005 was as follows:

Non-life insurance liabilities
	2005

		Reinsurers’
	Gross	share	Net
	US$m	US$m	US$m
Unearned premium provision
At 1 January	1,250	(217)	1,033
Gross written premiums	2,364	(479)	1,885
Gross earned premiums	(2,139)	419	(1,720)
Exchange differences and other movements	(129)	75	(54)

At 31 December	1,346	(202)	1,144

Notified and incurred but not reported claims
At 1 January	1,360	(463)	897
Notified claims	871	(408)	463
Claims incurred but not reported	489	(55)	434
Claims paid in current year	(966)	146	(820)
Claims incurred in respect of current year	1,070	(150)	920
Claims incurred in respect of prior years	(32)	6	(26)
Exchange differences and other movements	(136)	(4)	(140)

At 31 December	1,296	(465)	831
Notified claims	872	(335)	537
Claims incurred but not reported	424	(130)	294

	1,296	(465)	831

Other	229	(2)	227

Total non-life insurance liabilities	2,871	(669)	2,202

The above table includes an insignificant amount in respect of the development of prior year claims. For this reason, no detailed table of claims development has been provided. This is because a significant majority of the non-life insurance business claims are settled within a short period of time.

Life insurance policyholders’ liabilities
	2005

		Reinsurers’
	Gross	share	Net
	US$m	US$m	US$m

Life (non-linked)
At 1 January	6,860	(1,049)	5,811
Benefits paid	(621)	111	(510)
Claims incurred	2,304	80	2,384
Exchange differences and other movements	(174)	51	(123)

At 31 December	8,369	(807)	7,562

Investment contracts with discretionary participation features
At 1 January	–	–	–
Claims incurred	9	–	9

At 31 December	9	–	9

Life (linked)
At 1 January	2,523	(73)	2,450
Benefits paid	(357)	11	(346)
Claims incurred	802	(22)	780
Exchange differences and other movements	(73)	15	(58)

At 31 December	2,895	(69)	2,826

Total policyholders’ liabilities	11,273	(876)	10,397

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

The claims incurred represent the aggregate of all events giving rise to additional policyholders’ liabilities in the year. These include death claims, surrenders, lapses, the setting up of liability to policyholders at the initial inception of the policy, the declaration of bonuses and other amounts attributable to policyholders.

30	Provisions

Total provisions at 31 December 2005 were US$1,966 million (2004: US$4,071 million), of which US$530 million (2004: US$1,435 million) relates to deferred tax and US$1,436 million (2004: US$2,636 million) relates to other provisions.

Deferred taxation

HSBC

	2005			2004

		Deferred	Deferred		Deferred	Deferred
	Total	tax asset	tax liability	Total	tax asset	tax liability
	US$m	US$m	US$m	US$m	US$m	US$m

Temporary differences:
– retirement benefits	1,621	1,537	84	2,039	728	1,311
– loan impairment allowances	2,220	1,899	321	2,407	2,115	292
– assets leased to customers	(1,342)	(1,250)	(92)	(1,706)	(221)	(1,485)
– revaluation of property	(339)	61	(400)	(458)	(237)	(221)
– accelerated capital allowances	(55)	(5)	(50)	(88)	63	(151)
– other short term timing differences	(107)	247	(354)	(456)	697	(1,153)
Unused tax losses	223	176	47	115	115	–
Provision for tax on profit remitted from overseas	(86)	–	(86)	(28)	–	(28)

	2,135	2,665	(530)	1,825	3,260	(1,435)

The amount of temporary differences for which no deferred tax asset is recognised in the balance sheet is US$835 million (2004: US$973 million). Of this amount, US$458 million (2004: US$569 million) has no expiry date and US$377 million (2004: US$404 million) is scheduled to expire within 10 years.

HSBC Holdings

	Deferred tax liability

	2005	2004
	US$m	US$m

Temporary differences:
– short-term timing differences	5	(1)
Provision for tax on profit remitted from overseas	65	65

	70	64

Deferred tax is not recognised on temporary differences associated with investments in subsidiaries and branches because earnings are intended to be indefinitely reinvested in the case of subsidiaries and no further tax is expected to arise in the foreseeable future in the case of branches. The total amount of such relevant temporary differences amounted to US$15,367 million (2004: US$12,681 million).

There are no deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognised in the balance sheet.

Back to Contents

Other provisions
2005
Other
provisions
US$m

At 1 January	2,636
IFRSs transition adjustment at 1 January 2005	(1,033)
Additional provisions/increase in provisions[1]	637
Provisions utilised	(327)
Amounts reversed	(310)
Exchange differences and other movements	(167)

At 31 December	1,436

1	The increase in ‘other provisions’ includes unwinding of discounts of US$11 million (2004: US$12 million) in relation to vacant space provisions and US$23 million (2004: US$19 million) in relation to Brazilian provisions for civil and fiscal labour claims.

Included within ‘Other provisions’ are:

(i)	Provisions for onerous property contracts of US$149 million (2004: US$202 million), of which US$74 million (2004: US$66 million) relates to discounted future costs associated with leasehold properties that became vacant as a consequence of HSBC’s move to Canary Wharf in 2002. The provisions cover rent voids while finding new tenants, shortfalls in expected rent receivable compared with rent payable, and the cost of refurbishing the buildings to attract tenants. Uncertainties arise from movements in market rents, delays in finding new tenants and the timing of rental reviews.

(ii)	Labour, civil and fiscal litigation provisions in HSBC’s Brazil operations of US$235 million (2004: US$231 million). These relate to labour and overtime litigation claims brought by employees after leaving the bank. The provisions are based on the expected number of departing employees, their individual salaries and historical trends. The timing of the settlement of these claims is uncertain.

(iii)	Provisions of US$652 million (2004: US$809 million) have been made in respect of costs arising from contingent liabilities and contractual commitments (Note 40), including guarantees of US$55 million (2004: US$77 million) and commitments of US$122 million (2004: US$71 million).

31	Subordinated liabilities

	HSBC
		Carrying amount

		2005	2004
		US$m	US$m

	Subordinated liabilities:
	– At amortised cost	16,537	26,486
	Subordinated liabilities	11,546	26,486
	Preferred securities	4,991	–
	– Designated at fair value (Note 26)	22,793	–
	Subordinated liabilities	18,447	–
	Preferred securities	4,346	–

		39,330	26,486
	IFRSs reclassification as at 1 January 2005:
	– Preferred securities reclassified as liabilities	–	10,114

	Total subordinated liabilities	39,330	36,600

	Subordinated liabilities:
	– HSBC Holdings	10,765	9,669
	– Other HSBC	28,565	26,931

		39,330	36,600

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

HSBC’s subordinated borrowings

		2005	2004
		US$m	US$m

Amounts owed to third parties by HSBC Holdings (see below)		10,765	9,669
Other HSBC subordinated borrowings
€1,400m	5.3687% Non-cumulative Step-up Perpetual Preferred Securities[1]	1,653	1,908
US$1,350m	9.547% Non-cumulative Step-up Perpetual Preferred Securities, Series 1[1]	1,350	1,338
US$1,250m	4.61% Non-cumulative Step-up Perpetual Preferred Securities[1]	1,250	1,250
US$1,200m	Primary capital subordinated undated floating rate notes	1,207	1,200
£700m	5.844% Non-cumulative Step-up Perpetual Preferred Securities[2]	1,205	1,354
US$1,000m	5.875% subordinated notes 2034	1,017	993
US$1,000m	4.625% subordinated notes 2014	997	997
US$1,000m	5.911% trust preferred securities[3]	990	–
£500m	5.375% subordinated notes 2033	940	964
US$900m	10.176% Non-cumulative Step-up Perpetual Preferred Securities, Series 2[1]	900	889
€750m	5.13% Non-cumulative Step-up Perpetual Preferred Securities[1]	885	1,025
£500m	4.75% callable subordinated notes 2020[4]	861	–
£500m	8.208% Non-cumulative Step-up Perpetual Preferred Securities[1]	861	958
US$750m	Undated floating rate primary capital notes	752	750
US$750m	5.625% subordinated notes 2035	737	–
€600m	4.25% Callable subordinated notes 2016[5]	731	819
€600m	8.03% Non-cumulative Step-up Perpetual Preferred Securities[1]	708	812
£350m	5.375% Callable subordinated step-up notes 2030[6]	647	677
£350m	Callable subordinated variable coupon notes 2017[7]	635	677
£350m	5% Callable subordinated notes 2023[8]	613	676
€500m	Callable subordinated floating rate notes 2020[9]	588	–
£300m	5.862% Non-cumulative Step-up Perpetual Preferred Securities[2]	558	580
£300m	6.5% subordinated notes 2023	509	577
US$500m	7.625% subordinated notes 2006	507	500
US$500m	Undated floating rate primary capital notes	502	500
£225m	6.25% subordinated notes 2041	384	432
US$300m	7.65% subordinated notes 2025[10]	358	300
US$300m	6.95% subordinated notes 2011	326	300
US$300m	Undated floating rate primary capital notes Series 3	302	300
US$300m	7% subordinated notes 2006	300	300
£150m	8.625% step-up undated subordinated notes[11]	277	290
£150m	9.25% step-up undated subordinated notes[12]	268	290
BRL608m	Subordinated debentures 2008	261	229
US$250m	5.875% subordinated notes 2008	240	237
US$250m	7.20% subordinated debentures 2097	216	216
US$200m	7.75% subordinated notes 2009	207	–
US$200m	7.53% STOPS capital securities 2026	202	–
US$200m	7.50% trust preferred securities 2031	202	203
US$200m	8.25% trust preferred securities 2031	200	204
US$200m	7.808% capital securities 2026	200	200
US$200m	8.38% capital securities 2027	200	200
US$200m	6.625% subordinated notes 2009	198	200
£200m	9% subordinated notes 2005	–	385
US$300m	10% trust preferred securities	–	306
	Other subordinated liabilities each less than US$200m	2,621	2,895

		28,565	26,931

		39,330	36,600

Subordinated loan capital is repayable at par on maturity, but some is repayable prior to maturity at the option of the borrower, generally with the consent of the Financial Services Authority, and, where relevant, the local banking regulator, in certain cases at a premium over par. Interest rates on the floating rate loan capital are related to interbank offered rates. On the remaining subordinated loan capital, interest is payable at fixed rates up to 10.176 per cent.

1	See Step-up Perpetual Preferred Securities, note (a) Guaranteed by HSBC Holdings. Classified as liabilities from 1 January 2005.
2	See Step-up Perpetual Preferred Securities, note (b) Guaranteed by HSBC Bank. . Classified as liabilities from 1 January 2005.
3	The distributions on the trust preferred securities change in November 2015 to three-month dollar LIBOR plus 1.926 per cent.
4	The interest rate on the 4.75 per cent callable subordinated notes 2020 changes in September 2015 to three-month sterling LIBOR plus 0.82 per cent.

Back to Contents

5	The interest rate on the 4.25 per cent callable subordinated notes changes in March 2011 to three-month EURIBOR plus 1.05 per cent.
6	The interest rate on the 5.375 per cent callable subordinated step-up notes 2030 changes in November 2025 to three month sterling LIBOR plus 1.50 per cent.
7	The interest rate on the callable subordinated variable coupon notes 2017 is fixed at 5.75 per cent until June 2012. Thereafter, the rate per annum is the sum of the gross redemption yield of the then prevailing five-year UK gilt plus 1.70 per cent.
8	The interest on the 5 per cent callable subordinated notes 2023 changes in March 2018 to become the rate per annum which is the sum of the gross redemption yield of the prevailing five-year UK gilt plus 1.80 per cent.
9	The interest margin on the callable subordinated floating notes 2020 increases by 0.5 per cent from September 2015.
10	The 7.65 per cent subordinated notes 2025 are repayable at the option of each of the holders in May 2007.
11	The interest rate on the 8.625 per cent step-up updated subordinated notes changes in December 2007 to become, for each successive five year period, the rate per annum which is the sum of the yield on the then five year benchmark UK gilt plus 1.87 per cent.
12	The interest rate on the 9.25 per cent set-up updated subordinated notes changes in December 2006 to become, for each successive five year period, the rate per annum which is the sum of the yield on the then five year benchmark UK gilt plus 2.15 per cent.

Footnotes 3 to 12 (excluding footnote 10) all relate to notes that are repayable at the option of the borrower on the date of the change of the interest rate, and at subsequent interest rate reset dates and interest payment dates in some cases, subject to the prior consent of the Financial Services Authority.

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

The Preferred Securities are perpetual, but redeemable in 2031 and 2020, respectively, at the option of the general partner of the limited partnerships. If not redeemed the distributions payable step-up and become floating rate. The same limitations on the payment of distributions apply to HSBC Bank as to HSBC, as described above. HSBC Bank has provided a similar covenant to that provided by HSBC Holdings, also as described above.

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

HSBC Holdings
	Carrying amount

	2005	2004
	US$m	US$m

Subordinated liabilities:
– at amortised cost	5,236	17,812
– designated at fair value	13,370	–

	18,606	17,812

	2005	2004
	US$m	US$m
HSBC Holdings’ dated subordinated loan capital is repayable:
– between 2 and 5 years	2,723	1,408
– over 5 years	15,883	16,404

	18,606	17,812

HSBC Holdings subordinated borrowings

		Amounts falling due after
		more than 1 year

		2005	2004
		US$m	US$m

Amounts owed to third parties
€2,000m	Callable subordinated floating rate notes 2014[1]	2,374	2,730
US$1,400m	5.25% subordinated notes 2012	1,421	1,394
€1,000m	5.375% subordinated notes 2012	1,322	1,360
£650m	5.75% subordinated notes 2027	1,267	1,250
US$1,000m	7.5% subordinated notes 2009	1,115	999
€700m	3.625% callable subordinated notes 2020[3]	831	–
US$750m	Callable subordinated floating rate notes 2015[1]	749	–
£250m	9.875% subordinated bonds 2018[2]	595	478
US$488m	7.625% subordinated notes 2032	482	481
€300m	5.5% subordinated notes 2009	390	409
US$222m	7.35% subordinated notes 2032	219	218
US$350m	Subordinated step-up coupon floating rate notes 2010	–	350

		10,765	9,669

Back to Contents

		Amounts falling due after
		more than 1 year

		2005	2004
		US$m	US$m

Amounts owed to HSBC undertakings
€1,400m	5.3687% fixed/floating subordinated notes 2043 – HSBC Capital Funding (Euro 2) LP	1,878	1,894
US$1,350m	9.547% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Dollar 1) LP	1,331	1,338
US$1,250m	4.61% fixed/floating subordinated notes 2043 – HSBC Capital Funding (Dollar 2) LP	1,185	1,238
€750m	5.13% fixed/floating subordinated notes 2044 – HSBC Capital Funding (Euro 3) LP.	992	1,012
US$900m	10.176% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Dollar 1) LP	900	891
£500m	8.208% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Sterling 1) LP	853	958
€600m	8.03% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Euro 1) LP.	702	812

		7,841	8,143

		18,606	17,812

	1	The interest margins on the callable subordinated floating rate notes 2014 and 2015 increase by 0.5 per cent from September 2009 and March 2010, respectively. The notes are repayable from their step up date at the option of the borrower, subject to the prior consent of the Financial Services Authority.
	2	The interest rate on the 9.875 per cent subordinated bonds 2018 changes in April 2013 to become the higher of (i) 9.875 per cent or (ii) the sum of the yield on the relevant benchmark treasury stock plus 2.5 per cent. The bonds may be redeemed in April 2013 at par and redemption has also been allowed from April 1998, subject to the prior consent of the Financial Services Authority, for an amount based on the redemption yields of the relevant benchmark treasury stocks.
	3	The interest rate on the 3.625 per cent callable subordinated notes 2020 changes in June 2015 to become three-month EURIBOR plus 0.93 per cent. The notes may be redeemed at par from June 2015 at the option of the borrower, subject to the prior consent of the Financial Services Authority.

32	Fair values of financial instruments

HSBC

The following table provides an analysis of the fair value of financial instruments not measured at fair value in the balance sheet:

	2005		2004

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m

Assets
Loans and advances to banks	125,965	126,218	143,449	143,794
Loans and advances to customers	740,002	739,439	672,891	674,360
Financial investments: Debt securities	8,082	8,263	153,103	154,400
Liabilities
Deposits by banks	69,727	69,540	84,055	83,493
Customer accounts	739,419	739,316	693,072	691,527
Debt securities in issue	188,072	188,401	211,721	214,652
Subordinated liabilities	16,537	16,380	26,486	28,359

The methods used to determine fair values for financial instruments for the purpose of measurement and disclosure are set out in Note 2(d). The majority of HSBC’s financial instruments measured at fair value are valued using quoted market prices, or valuation techniques based on observable market data. Observable market prices are not, however, available for many of HSBC’s financial assets and liabilities not measured at fair value. The determination of the fair values of the assets and liabilities in the table above are as follows:

(i)	Loans and advances to banks and customers

The fair values of personal and commercial loans and advances are estimated by discounting anticipated cash flows (including interest at contractual rates).

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Performing loans are grouped, as far as possible, into homogeneous pools segregated by maturity and the coupon rates of the loans within each pool. In general, cash flows are discounted using current market rates for instruments with similar maturity, repricing and credit risk characteristics. For fixed rate loans, assumptions are made on the expected prepayment rates appropriate to the type of loan.

Conforming residential mortgages in the US are treated differently when there is an established market value for asset-backed securities. In such cases, fair value is estimated by reference to quoted market prices for loans with similar characteristics and maturities.

For impaired uncollateralised commercial loans, fair value is estimated by discounting the future cash flows over the time period they are expected to be recovered. For impaired commercial loans where collateral exists, fair value is the lower of the carrying values of the loans net of impairment allowances, and the fair value of the collateral, discounted as appropriate.

(ii) Financial investments

In 2004, financial investments include debt securities and equity shares intended to be held on a continuing basis. Such financial investments were included in the balance sheet at cost less provision for any permanent diminution in value.

From 1 January 2005, on implementation of IAS39, the only financial investments not measured at fair value in the balance sheet are held-to-maturity debt securities. Held-to-maturity debt securities are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at amortised cost using the effective interest rate method, less any impairment losses.

The fair values of listed financial investments are determined using bid market prices. The fair values of unlisted financial investments are determined using valuation techniques that take into consideration future earnings streams and valuations of equivalent quoted securities.

(iii) Deposits by banks and customer accounts

Deposits by banks and customer accounts are grouped by residual maturity. Fair values are estimated using discounted cash flows, applying either market rates, where applicable, or current rates offered for deposits of similar remaining maturities.

(iv) Debt securities in issue and subordinated liabilities

Fair values are determined using quoted market prices at the balance sheet date where applicable, or by reference to quoted market prices for similar instruments.

The fair values presented in the table above are stated at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement dates of the instruments. In many cases, it would not be possible to realise immediately the estimated fair values. Accordingly these fair values do not represent the value of these financial instruments to HSBC as a going concern.

The fair values of intangible assets, such as values placed on portfolios of core deposits, credit card relationships and customer goodwill, are not included above, because they are not financial instruments.

As other financial institutions use different valuation methodologies and assumptions in determining fair values, comparisons of fair values between financial institutions may not be meaningful and users are advised to exercise caution when using this data.

In addition, the following table lists those financial instruments where the carrying amount is a reasonable approximation of fair value, for example, because they are either short term in nature or reprice to current market rates frequently:

Assets	Liabilities
Cash and balances at central banks	Hong Kong Government currency notes in circulation
(representative of Hong Kong banknotes issued)
Items in the course of collection	Items in the course of transmission
Hong Kong Government certificates of indebtedness	Endorsements and acceptances
(representative of Hong Kong banknotes issued)
Endorsements and acceptances	Short-term payables within ‘Other Liabilities’
Short-term receivables within ‘Other Assets’

Back to Contents

	HSBC Holdings
		2005

		Carrying	Fair
		amount	value
		US$m	US$m

	Assets
	Loans and advances to HSBC undertakings	14,092	12,252

	Liabilities
	Amounts owed to HSBC undertakings	4,075	3,728
	Subordinated liabilities	5,236	6,493

33	Maturity analysis of assets and liabilities

	The following is an analysis of assets and liabilities by remaining contractual maturities at the balance sheet date for assets and liability line items that combines amounts expected to be recovered or settled in under one year, and after one year.

	Trading assets and liabilities are excluded because they are not held for collection or settlement over the period of contractual maturity.

HSBC
	At 31 December 2005

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m

Assets
Financial assets designated at fair value	1,537	13,509	15,046
Loans and advances to banks	121,387	4,578	125,965
Loans and advances to customers	301,181	438,821	740,002
Financial investments	79,239	103,103	182,342
Other financial assets	12,589	134	12,723

	515,933	560,145	1,076,078

Liabilities
Deposits by banks	60,863	8,864	69,727
Customer accounts	712,317	27,102	739,419
Financial liabilities designated at fair value	6,854	54,975	61,829
Debt securities in issue	100,636	87,436	188,072
Other financial liabilities	10,565	799	11,364
Subordinated liabilities	313	16,224	16,537

	891,548	195,400	1,086,948

	At 31 December 2004

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m

Assets
Loans and advances to banks	139,007	4,442	143,449
Loans and advances to customers	257,882	415,009	672,891
Financial investments	77,707	107,625	185,332

	474,596	527,076	1,001,672

Liabilities
Deposits by banks	78,080	5,975	84,055
Customer accounts	670,224	22,848	693,072
Debt securities in issue	102,927	108,794	211,721
Other financial liabilities	25	676	701
Subordinated liabilities	749	25,737	26,486

	852,005	164,030	1,016,035

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

HSBC Holdings

	At 31 December 2005

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
Assets
Loans and advances to HSBC undertakings	4,661	9,431	14,092
Financial investments	–	3,517	3,517
Other assets	171	–	171
Prepayments and accrued income	11	8	19

	4,843	12,956	17,799

Liabilities
Amounts owed to HSBC undertakings	1,900	2,175	4,075
Financial liabilities designated at fair value	–	13,370	13,370
Other liabilities	1,196	7	1,203
Accruals and deferred income	95	–	95
Subordinated liabilities	–	5,236	5,236

	3,191	20,788	23,979

		At 31 December 2004

			Due after
		Due within	more than
		one year	one year	Total
		US$m	US$m	US$m

	Assets
	Loans and advances to HSBC undertakings	10,197	6,439	16,636
	Financial investments	–	1,885	1,885
	Other assets	632	–	632
	Prepayments and accrued income	5	–	5

		10,834	8,324	19,158

	Liabilities
	Amounts owed to HSBC undertakings	242	7,110	7,352
	Other liabilities	1,198	–	1,198
	Accruals and deferred income	172	–	172
	Subordinated liabilities	–	17,812	17,812

		1,612	24,922	26,534

34	Foreign exchange exposures

	Structural foreign exchange exposures

	HSBC’s structural foreign exchange exposures are represented by the net asset value of its foreign exchange equity and subordinated debt investments in subsidiary undertakings, branches, joint ventures and associates. Gains or losses on structural foreign exchange exposures are taken to reserves. HSBC’s management of its structural foreign exchange exposures is discussed in the ‘Market risk’ section on page 168.

	HSBC Holdings retains foreign exchange exposure to dividends receivable from its UK subsidiaries and euro-denominated loans to subsidiaries.

Back to Contents

Net structural foreign exchange exposures

	2005	2004
	US$m	US$m

Currency of structural exposure
Euros	18,821	19,054
Sterling	15,615	17,749
Chinese renminbi	5,135	3,105
Mexican pesos	3,777	2,907
Hong Kong dollars[1]	2,945	12,693
Canadian dollars	2,926	2,250
Brazilian reais	2,174	1,498
Swiss francs	1,957	1,921
Indian rupees	1,182	745
UAE dirhams	1,111	760
Turkish lira	919	705
Malaysian ringgit	705	605
Australian dollars	609	703
Korean won	506	420
Saudi riyals[2]	347	107
Singapore dollars	334	401
Taiwanese dollars	298	326
Japanese yen	252	225
Maltese lira	250	278
Egyptian pounds	234	181
Thai baht	234	203
Indonesia rupiah	188	155
Chilean pesos	187	175
Philippine pesos	176	86
New Zealand dollars	141	8
South African rand	106	65
Argentine pesos[3]	(85)	(76)
Others, each less than US$100 million	787	587

Total	61,831	67,836

	1	The reduction in the net structural foreign exchange exposure to Hong Kong dollars relates principally to the reclassification of preference share capital from equity to financial liability with effect from 1 January 2005, on application of IAS32.
	2	After deducting sales of Saudi riyals amounting to US$480 million (2004: US$480 million) in order to manage the foreign exchange risk of the investments.
	3	The negative net investment in Argentine pesos reflects the deficiency in domestic net assets following the pesification of certain balances formerly denominated in US dollars.

35	Assets charged as security for liabilities and collateral accepted as security for assets

Financial assets pledged to secure liabilities are as follows:

	Assets pledged at
	31 December

	2005	2004
	US$m	US$m

Treasury bills and other eligible securities	7,607	3,152
Loans and advances to banks	1,310	–
Loans and advances to customers	36,590	34,992
Debt securities	89,973	53,819
Equity shares	5,137	–
Other	537	1,438

	141,154	93,401

These transactions are conducted under terms that are usual and customary to standard lending, and stock borrowing and lending activities.

Collateral accepted as security for assets

The fair value of financial assets accepted as collateral that HSBC is permitted to sell or repledge in the absence of default is US$138,303 million.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	The fair value of financial assets accepted as collateral that have been sold or repledged is US$97,113 million. HSBC is obliged to return equivalent securities.

	These transactions are conducted under terms that are usual and customary to standard stock borrowing and lending activities.

36	Minority interests

			2005	2004
			US$m	US$m

	Minority interests attributable to holders of ordinary shares in subsidiaries		3,618	2,957
	Preference shares issued by subsidiaries		2,176	10,718

	Total minority interests		5,794	13,675

	Preference shares issued by subsidiaries
			2005	2004
			US$m	US$m

	US$575m	6.36% non-cumulative preferred stock, Series B1	559	–
	US$518m	Floating rate non-cumulative preferred stock, Series F2	518	–
	US$374m	Floating rate non-cumulative preferred stock, Series G2	374	–
	CAD175m	Non-cumulative redeemable class 1 preferred shares, Series C3	150	–
	CAD175m	Non-cumulative redeemable class 1 preferred shares, Series D3	150	–
	US$150m	Depositary shares each representing 25% interest in a share of
		adjustable rate cumulative preferred stock, Series D4	150	150
	US$150m	Cumulative preferred stock[5]	150	150
	US$125m	Dutch auction rate transferable securities preferred stock, Series A and B6	125	125
		Non-cumulative redeemable class 1 preferred shares,
	CAD125m	Series A redeemed in 2005	–	104
	US$75m	Cumulative preferred stock	–	75
	€1,400m	5.3687% non-cumulative Step-up Perpetual Preferred Securities	–	1,908
	£700m	5.844% non-cumulative Step-up Perpetual Preferred Securities	–	1,354
	US$1,350m	9.547% non-cumulative Step-up Perpetual Preferred Securities, Series 1	–	1,338
	US$1,250m	4.61% non-cumulative Step-up Perpetual Preferred Securities	–	1,250
	€750m	5.13% non-cumulative Step-up Perpetual Preferred Securities	–	1,025
	£500m	8.208% non-cumulative Step-up Perpetual Preferred Securities	–	958
	US$900m	10.176% non-cumulative Step-up Perpetual Preferred Securities, Series 2	–	889
	€600m	8.03% non-cumulative Step-up Perpetual Preferred Securities	–	812
	£300m	5.862% non-cumulative Step-up Perpetual Preferred Securities	–	580

			2,176	10,718

From 1 January 2005, the Step-up Perpetual Preferred Securities are classified as financial liabilities under IAS 32 and are included in Subordinated liabilities.

	1	The series B preferred stock is redeemable, at the option of HSBC Finance Corporation, in whole or part, from 24 June 2010 at par.
	2	The Series F and Series G preferred stock are redeemable at par, at the option of HSBC USA Inc., in whole or part, on any dividend payment date on or after 7 April 2010 and at any time from 1 January 2011, respectively.
	3	The Series C and Series D preferred stock are redeemable at a declining premium above par, at the option of HSBC Bank Canada, in whole or part, from 30 June 2010 and 31 December 2010, respectively.
	4	The preferred stock has been redeemable, at the option of HSBC USA Inc., in whole or part, from 1 July 1999 at par.
	5	The preferred stock is redeemable, at the option of HSBC USA Inc., in whole or part, at any time on or after 1 October 2007 at par.
	6	The preferred stock of each series is redeemable, at the option of HSBC USA Inc., in whole or part, on any dividend payment date at par.

All redemptions are subject to the prior consent of the Financial Services Authority and, where relevant, the local banking regulator.

37	Called up share capital

Authorised

The authorised ordinary share capital of HSBC Holdings at 31 December 2005 and 2004 was US$7,500 million divided into 15,000 million ordinary shares of US$0.50 each.

At 31 December 2005 and 2004, the authorised preference share capital of HSBC Holdings was 10 million non-cumulative preference shares of £0.01 each, 10 million non-cumulative preference shares of US$0.01 each, and

Back to Contents

10 million non-cumulative preference shares of €0.01 each.

At 31 December 2005 and 2004, the authorised non-voting deferred share capital of HSBC Holdings was £301,500 divided into 301,500 non-voting deferred shares of £1 each.

Issued
	2005	2004
	US$m	US$m

HSBC Holdings ordinary shares	5,667	5,587

	Number	US$m
HSBC Holdings ordinary shares
At 1 January 2005	11,172,075,550	5,587
Shares issued in connection with the early settlement of HSBC Finance 8.875 per cent Adjustable Conversion-Rate Equity Security Units	324,726	–
Shares issued under HSBC Finance share plans	878,224	–
Shares issued under other employee share plans	56,363,536	28
Shares issued in lieu of dividends	103,961,906	52

At 31 December 2005	11,333,603,942	5,667

	Number	US$m
At 1 January 2004	10,960,018,480	5,481
Shares issued in connection with the early settlement of HSBC Finance 8.875 per cent Adjustable Conversion-Rate Equity Security Units	1,590,319	1
Shares issued under HSBC Finance share plans	293,254	–
Shares issued under QUEST	1,079,099	–
Shares issued under other employee share plans	49,052,156	25
Shares issued in lieu of dividends	160,042,242	80

At 31 December 2004	11,172,075,550	5,587

All ordinary shares confer identical rights in respect of capital, dividends, voting and otherwise.
	Number	US$m
HSBC Holdings preference shares
At 1 January 2005	–	–
Issue of non-cumulative preference shares of US$0.01 each	1,450,000	–

At 31 December 2005	1,450,000	–

Dividends on HSBC Holdings non-cumulative dollar preference shares are paid quarterly at the sole and absolute discretion of the Board of Directors. The Board of Directors will not declare a dividend if payment of the dividend would cause HSBC not to meet the applicable capital adequacy requirements of the FSA. HSBC Holdings may not declare or pay dividends on any class of its shares ranking lower in the right to dividends than the preference shares nor redeem nor purchase in any manner any of its other shares ranking equal with or lower than the preference shares unless it has paid in full, or set aside an amount to provide for payment in full, the dividends on the preference shares for the then-current dividend period. The preference shares carry no rights to conversion into ordinary shares of HSBC Holdings. Holders of the preference shares will only be entitled to attend and vote at general meetings of shareholders of HSBC Holdings if the dividend payable on the preference shares has not been paid in full for four consecutive dividend payment dates. In such circumstances, holders of preference shares will be entitled to vote on all matters put to general meetings until such time as HSBC Holdings shall have paid a full dividend on the preference shares. HSBC Holdings may redeem the preference shares in whole at any time on or after 16 December 2010, with the consent of the FSA.

The 301,500 non-voting deferred shares were in issue throughout 2004 and 2005 and are held by a subsidiary undertaking of HSBC Holdings. Holders of the non-voting deferred shares are not entitled to receive dividends on these shares. In addition, on winding-up or other return of capital, holders are entitled to receive the amount paid up on their shares after distribution to ordinary shareholders of the amount of £10,000,000 in respect of each ordinary share held by them.

Details of the options outstanding to subscribe for HSBC Holdings ordinary shares under the HSBC Holdings Group Share Option Plan, HSBC Holdings Executive Share Option Scheme, The HSBC Share Plan and HSBC Holdings savings-related share option plans are given in Note 9, ‘Share-based payments’, on pages 269 to 275. In aggregate, the options outstanding under these plans is as follows:

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	Number of
	HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2005	341,281,540	2006 to 2015	£2.1727– £9.642
31 December 2004	374,369,127	2005 to 2014	£2.1727– £9.642
31 December 2003	347,007,843	2004 to 2013	£2.1727– £9.642

Following the acquisition of HSBC France in 2000, outstanding employee share options over HSBC France shares vested. On exercise of the options, the HSBC France shares are exchangeable for HSBC Holdings ordinary shares in the same ratio as for the acquisition of HSBC France (13 HSBC Holdings ordinary shares for each HSBC France share).

During 2005, 435,784 (2004: 451,080) HSBC France shares were issued following the exercise of employee share options and exchanged for 5,665,192 HSBC Holdings ordinary shares such shares being delivered from The HSBC Holdings Employee Benefit Trust 2001 (No. 1) (2004: 5,864,040). During 2005, no options over HSBC France shares lapsed (2004: 800). During 2005, 1,500 (2004: 9,500) HSBC France shares previously issued following the exercise of employee share options were exchanged for 19,500 (2004: 123,500) HSBC Holdings ordinary shares, such shares being delivered from The HSBC Holdings Employee Benefit Trust 2001 (No. 1). There were 1,732,996 HSBC France employee share options exchangeable for HSBC Holdings ordinary shares outstanding at 31 December 2005 (2004: 2,162,780). At 31 December 2005, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 21,102,823 (2004: 26,787,515) HSBC Holdings ordinary shares which may be exchanged for HSBC France shares arising from the exercise of options.

HSBC France options effectively outstanding over HSBC Holdings ordinary shares under this arrangement are as follows:

	Number of
	HSBC France
	shares exchangeable
	for HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2005	1,732,996	2006 to 2010	€35.52– €142.50
31 December 2004	2,170,280	2005 to 2010	€32.78– €142.50
31 December 2003	2,625,660	2004 to 2010	€32.78– €142.50

There also exist outstanding options over the shares of various HSBC France subsidiaries which are exchangeable for HSBC Holdings ordinary shares, the details of which are set out in the Directors’ Report on pages 189 to 214 and summarised below. On exercise of options over shares of Sinopia Asset Management (‘Sinopia’) the Sinopia shares were exchangeable for HSBC Holdings ordinary shares in the ratio of 2.143 HSBC Holdings ordinary shares for each Sinopia share. During 2005, 125,500 (2004: 94,000) Sinopia shares were issued following the exercise of employee share options and exchanged for 268,944 (2004: 201,439) HSBC Holdings ordinary shares, such shares being delivered from The CCF Employee Benefit Trust 2001 (Sinopia).

Sinopia options that were effectively outstanding over HSBC Holdings ordinary shares under this arrangement were as follows:

	Number of Sinopia
	shares exchangeable
	for HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2005	-	-	-
31 December 2004	125,500	2005	€18.66– €18.80
31 December 2003	221,500	2004 to 2005	€8.61– €21.85

On exercise of options over shares of HSBC Private Bank France, the HSBC Private Bank France shares are exchangeable for HSBC Holdings ordinary shares in the ratio of 1.83 HSBC Holdings shares for each HSBC Private Bank France share. During 2005, 473,400 HSBC Private Bank France shares were issued following the exercise of employee share options and exchanged for 841,291 HSBC Holdings ordinary shares, such shares being delivered from The CCF Employee Benefit Trust 2001 (Private Banking France). During 2005, options over 59,875 (2004: 126,000) HSBC Private Bank shares lapsed. During 2005, 1,150 HSBC Private Bank France shares previously issued following the exercise of employee share options were exchanged for 2,104 HSBC Holdings ordinary shares. At 31

Back to Contents

December 2005, 14,819 (2004: 1,125) HSBC Private Bank France shares were in issue and will be exchanged for HSBC Holdings ordinary shares on the fourth anniversary of the date of the awards of the options. There were 597,660 HSBC Private Bank France employee share options exchangeable for HSBC Holdings ordinary shares outstanding at 31 December 2005 (2004: 1,130,935). At 31 December 2005, The CCF Employee Benefit Trust 2001 held 1,452,775 (2004: 2,294,066) HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of options.

HSBC Private Bank France options (including shares issued but not exchanged) effectively outstanding over HSBC Holdings ordinary shares under this arrangement are as follows:

	Number of HSBC
	Private Bank France
	shares exchangeable
	for HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2005	612,479	2006 to 2012	€10.84 – €22.22
31 December 2004	1,132,060	2005 to 2012	€10.84 – €22.22
31 December 2003	1,359,810	2004 to 2012	€10.84 – €22.22

On the acquisition of Banque Hervet in 2001, Banque Hervet shares were held in a Plan d’Epargne Entreprise on behalf of Banque Hervet employees to vest and be released to employees over a 5 year period. It was agreed to exchange these Banque Hervet shares, on vesting, for HSBC Holdings ordinary shares in the ratio of 3.46 HSBC Holdings ordinary shares for each Banque Hervet share. During 2005, 7,670 (2004: 44,870) Banque Hervet shares were released in connection with the vesting of interests in the Plan d’Epargne Entreprise and exchanged for 26,539 (2004: 155,219) HSBC Holdings ordinary shares, such shares being delivered from The CCF Employee Benefit Trust 2001 (Banque Hervet). At 31 December 2005, The CCF Employee Benefit Trust 2001 (Banque Hervet) held 586,213 (2004: 612,752) HSBC Holdings ordinary shares which may be exchanged for Banque Hervet shares from the vesting of interests.

Banque Hervet shares to be exchanged for HSBC Holdings ordinary shares under this arrangement are as follows:

	Number of Banque
	Hervet shares
	exchangeable for
	HSBC Holdings
	ordinary shares	Period of vesting

31 December 2005	169,416	2006
31 December 2004	177,086	2005 – 2006
31 December 2003	221,956	2004 – 2006

Following the acquisition of HSBC Finance Corporation in 2003, all outstanding options and equity-based awards over HSBC Finance Corporation common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for HSBC Finance Corporation (2.675 HSBC Holdings ordinary shares for each HSBC Finance Corporation common share) and the exercise prices per share adjusted accordingly. During 2005, options over 3,563,020 (2004: 6,073,291) HSBC Holdings ordinary shares were exercised and 2,638,816 (2004: 5,771,110) HSBC Holdings ordinary shares delivered from The HSBC (Household) Employee Benefit Trust 2003 to satisfy the exercise of these options. During 2005, options over 152,936 (2004: 415,430) HSBC Holdings ordinary shares lapsed. At 31 December 2005, The HSBC (Household) Employee Benefit Trust 2003 held 3,006,623 (2004: 5,645,439) HSBC Holdings ordinary shares and 2,198,829 (2004: 2,200,000) ADSs, each of which represents five HSBC Holdings ordinary shares, which may be used to satisfy the exercise of these options and equity-based awards under the HSBC Finance Corporation share plans.

Options and equity-based awards outstanding over HSBC Holdings ordinary shares under the HSBC Finance Corporation share plans are as follows:

	Number of
	HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2005	38,107,930	2006 to 2012	nil – US$21.37
31 December 2004	41,823,886	2005 to 2021	nil – US$25.40
31 December 2003	48,312,607	2004 to 2021	nil – US$25.40

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Prior to its acquisition by HSBC Holdings, HSBC Finance Corporation issued 8.875 per cent Adjustable Conversion-Rate Equity Security Units (‘Units’) which included a contract under which the holder agreed to purchase, for US$25 each, HSBC Finance Corporation common shares on 15 February 2006, with an option for early settlement. The Units which remained outstanding following the acquisition of HSBC Finance Corporation were converted into contracts to purchase HSBC Holdings ordinary shares. Holders of Units electing to settle early received 2.6041 HSBC Holdings ordinary shares per Unit. Units exercised at maturity, 15 February 2006, will entitle the holder to receive a number of shares based on the market value of HSBC Holdings ordinary shares at the time, up to a maximum of 2.6041 HSBC Holdings ordinary shares for each Unit. During 2005, 324,726 (2004: 1,590,319) HSBC Holdings ordinary shares were issued in connection with the early settlement of 124,698 (2004: 610,700) Units.

The maximum number of Units outstanding over HSBC Holdings ordinary shares are as follows:

	Number of Units
	exchangeable for
	HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2005	1,315,140	2006	US$8.00 – US$9.60
31 December 2004	1,439,838	2005 to 2006	US$8.00 – US$9.60
31 December 2003	2,050,540	2004 to 2006	US$8.00 – US$9.60

Following the acquisition of Bank of Bermuda in 2004, all outstanding employee share options over Bank of Bermuda shares were converted into rights to receive HSBC Holdings ordinary shares based on the consideration of US$40 for each Bank of Bermuda share and the average closing price of HSBC Holdings ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days preceding the closing date of the acquisition. During 2005, options over 459,091 HSBC Holdings ordinary shares were exercised (2004: 744,727) and delivered from the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 to satisfy the exercise of these options. During 2005, options over 744,421 (2004: 23,500) HSBC Holdings ordinary shares lapsed. At 31 December 2005, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 2,796,182 HSBC Holdings ordinary shares which may be used to satisfy the exercise of options.

Options outstanding over HSBC Holdings ordinary shares under the Bank of Bermuda share plans are as follows:

	Number of HSBC
	Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2005	3,366,455	2006 to 2013	US$7.04 – US$18.35
31 December 2004	4,569,967	2005 to 2013	US$3.86 – US$18.35

The maximum obligation at 31 December 2005 to deliver HSBC Holdings ordinary shares under all of the above arrangements, the HSBC Holdings Restricted Share Plan 2000 and The HSBC Share Plan was 486,436,966 (2004: 514,846,111). The total number of shares at 31 December 2005 held by employee benefit trusts that may be used to satisfy such obligations to deliver HSBC Holdings ordinary shares is 130,812,676 (2004: 123,108,967).

Back to Contents

38	Equity

		2005

						Other reserves

		Called up share capital US$m	Share premium US$m	[1]	Retained earnings US$m [2]	Available- for-sale fair value reserve US$m	Cash flow hedging reserve US$m	Foreign exchange reserve US$m	Share- based payment reserve US$m	Merger reserve US$m	[3]	Total share- holders’ equity US$m	Minority interests US$m	Total equity US$m

	At 1 January	5,587	4,881		49,432	–	–	3,215	1,349	21,058		85,522	13,675	99,197
	IFRSs transition adjustment at 1 January 2005	–	–		(1,762)	1,919	410	686	–	–		1,253	(10,077)	(8,824)
	Shares issued under employee share plans	28	662		–	–	–	–	–	–		690	–	690
	Shares issued in lieu of dividends and amounts
	arising thereon	52	(52)		1,811	–	–	–	–	–		1,811	–	1,811
	New share capital subscribed, net of costs[1]	–	1,405		–	–	–	–	–	–		1,405	–	1,405
	Profit for the year attributable to shareholders	–	–		15,081	–	–	–	–	–		15,081	–	15,081
	Dividends to shareholders of the parent company	–	–		(7,750)	–	–	–	–	–		(7,750)	–	(7,750)
	Own shares adjustment	–	–		(558)	–	–	–	127	–		(431)	–	(431)
	Share of changes recognised directly in equity in
	the equity of associates or joint ventures	–	–		161	–	–	–	–	–		161	–	161
	Actuarial losses on defined benefit plans[4]	–	–		(820)	–	–	–	–	–		(820)	–	(820)
	Exchange differences	–	–		(3,449)	(141)	(41)	(568)	14	–		(4,185)	–	(4,185)
	Fair value losses taken to equity	–	–		–	(351)	(63)	–	–	–		(414)	–	(414)
	Amounts transferred to the income statement	–	–		–	(226)	(106)	–	–	–		(332)	–	(332)
	Exercise of HSBC share options	–	–		303	–	–	–	(481)	–		(178)	–	(178)
	Charge to the income statement in respect of
	equity settled share-based payment instructions	–	–		–	–	–	–	540	–		540	–	540
	Other movements	–	–		58	(400)	–	–	–	–		(342)	–	(342)
	Tax on items taken directly to or transferred from equity	–	–		267	162	(8)	–	–	–		421	–	421
	Transfers	–	–		3,449	141	41	(3,617)	(14)	–		–	–	–

	Carried forward	5,667	6,896		56,223	1,104	233	(284)	1,535	21,058		92,432	3,598	96,030

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

								2005

						Other reserves

	Called up share capital US$m	Share premium US$m	[1]	Retained earnings US$m	[2]	Available- for-sale fair value reserve US$m	Cash flow hedging reserve US$m	Foreign exchange reserve US$m	Share- based payment reserve US$m	Merger reserve US$m	[3]	Total share- holders’ equity US$m	Minority interests US$m	Total equity US$m

Brought forward	5,667	6,896		56,223		1,104	233	(284)	1,535	21,058		92,432	3,598	96,030
Profit attributable to minority interests	–	–		–		–	–	–	–	–		–	792	792
Dividends to minority interests	–	–		–		–	–	–	–	–		–	(689)	(689)
Exchange differences, minority interests	–	–		–		–	–	–	–	–		–	(72)	(72)
Increase in minority interest stake and other	–	–		–		–	–	–	–	–		–	2,165	2,165

At 31 December[3]	5,667	6,896		56,223		1,104	233	(284)	1,535	21,058		92,432	5,794	98,226

1	Share premium includes US$40 million of issue costs.
2	Retained earnings include 59,091,472 (US$1,939 million) of own shares held within HSBC’s insurance business, its retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets.
3	Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value difference of US$8,290 million in respect of CCF and US$12,768 million in respect of HSBC Finance Corporation is a merger reserve.
4	In addition, actuarial gains of US$8 million were recorded in minority interests.

Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million has been charged against retained earnings.

Back to Contents

						2004

				Other reserves

	Called up share capital US$m	Share premium US$m	Retained earnings US$m [1]	Foreign exchange Reserve US$m	[2]	Share- based payment reserve US$m	Merger reserve US$m	[3]	Total share- holders’ equity US$m	Minority interests US$m	Total equity US$m

At 1 January	5,481	4,406	41,673	–		1,130	21,058		73,748	11,105	84,853
Shares issued/redeemed in connection with the HSBC Finance
8.875 per cent Adjustable Conversion-Rate Equity Security Units	1	–	–	–		(1)	–		–	–	–
Shares issued under employee share plans	25	555	–	–		–	–		580	–	580
Shares issued in lieu of dividends and amounts arising thereon	80	(80)	2,607	–		–	–		2,607	–	2,607
Profit for the year attributable to shareholders	–	–	12,918	–		–	–		12,918	–	12,918
Dividends to shareholders of the parent company	–	–	(6,914)	–		–	–		(6,914)	–	(6,914)
Own shares adjustments	–	–	(842)	–		235	–		(607)	–	(607)
Actuarial losses on defined benefit plans[4]	–	–	(709)	–		–	–		(709)	–	(709)
Exchange differences	–	–	–	3,215		–	–		3,215	–	3,215
Charge to the income statement in respect of equity settled
share-based payment instructions	–	–	–	–		450	–		450	–	450
Exercise of HSBC share options	–	–	380	–		(465)	–		(85)	–	(85)
Tax on items taken directly to or transferred from equity	–	–	319	–		–	–		319	–	319
Profit attributable to minority interests	–	–	–	–		–	–		–	1,340	1,340
Dividends to minority interests	–	–	–	–		–	–		–	(1,194)	(1,194)
Exchange differences, minority interests	–	–	–	–		–	–		–	505	505
Increase in minority interest stake and other	–	–	–	–		–	–		–	1,919	1,919

At 31 December	5,587	4,881	49,432	3,215		1,349	21,058		85,522	13,675	99,197

1	Retained earnings include 36,255,999 (US$1,424 million) of own shares, held within HSBC’s insurance business; its retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets.
2	Net exchange differences arising on the retranslation of amounts recognised in Retained earnings.
3	Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value difference of US$8,290 million in respect of CCF and US$12,768 million in respect of HSBC Finance Corporation is a merger reserve.
4	In addition, actuarial losses of US$22 million were recorded in minority interests.

Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million has been charged against retained earnings.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

39	Notes on the cash flow statement

	Non-cash items included in the income statement
		HSBC		HSBC Holdings

		2005	2004	2005	2004
		US$m	US$m	US$m	US$m

	Depreciation and amortisation	2,213	2,225	11	12
	Revaluations on investment property	(201)	(99)	–	–
	Issue of share options	540	450	–	–
	Loan impairment losses	7,801	6,191	–	118
	Loans written off net of recoveries	(8,549)	(7,931)	–	–
	Provisions for liabilities and charges	327	1,181	–	–
	Provisions utilised	(327)	(1,018)	–	(55)
	Impairment of financial investments	–	(105)	(11)	92
	Accretion of discounts and amortisation of premiums	(446)	(175)	–	–

		1,358	719	–	167

Change in operating assets
	HSBC		HSBC Holdings

	2005	2004	2005	2004
	US$m	US$m	US$m	US$m

Change in loans to HSBC undertakings	–	–	2,544	(2,880)
Change in prepayments and accrued income	7,121	(5,329)	(14)	–
Change in net trading securities and net derivatives	4,940	2,695	–	–
Change in loans and advances to banks	307	10,825	–	–
Change in loans and advances to customers	(71,107)	(130,228)	–	–
Change in financial assets designated at fair value	(15,048)	–	–	–
Change in other assets	(8,923)	(2,262)	(19)	(3)

	(82,710)	(124,299)	2,511	(2,883)

Change in operating liabilities
	HSBC		HSBC Holdings

	2005	2004	2005	2004
	US$m	US$m	US$m	US$m

Change in accruals and deferred income	(3,810)	2,578	(77)	(17)
Change in deposits by banks	(14,328)	12,187	–	–
Change in customer accounts	46,394	104,877	–	–
Change in debt securities in issue	(19,047)	52,256	–	–
Change in financial liabilities designated at fair value	61,837	–	–	–
Change in other liabilities	(113)	6,116	(3,272)	1,173

	70,933	178,014	(3,349)	1,156

Cash and cash equivalents comprise
	HSBC		HSBC Holdings

	2005	2004	2005	2004
	US$m	US$m	US$m	US$m

Cash at bank with HSBC undertakings	–	–	756	246
Cash and balances at central banks	13,712	9,944	–	–
Items in the course of collection from other banks	11,300	6,338	–	–
Loans and advances to banks of one month or less	100,527	117,658	–	–
Treasury bills, other bills and certificates of deposit less than three months	22,790	32,317	–	–
Less: items in the course of transmission to other banks	(7,022)	(5,301)	–	–

	141,307	160,956	756	246

The total interest paid by HSBC during the year was US$33,974 million (2004: US$19,038 million).

Back to Contents

40	Contingent liabilities and contractual commitments

	Contingent liabilities and contractual commitments

		HSBC		HSBC Holdings

		2005	2004	2005	2004
		US$m	US$m	US$m	US$m
	Contract amounts
	Contingent liabilities
	Acceptances and endorsements	–	7,214	–	–
	Guarantees and irrevocable letters of credit pledged as collateral security	57,475	55,828	36,877	40,708
	Other contingent liabilities	152	57	–	–

		57,627	63,099	36,877	40,708

	Commitments
	Documentary credits and short-term trade-related transactions	8,090	7,788	–	–
	Forward asset purchases and forward forward deposits placed	2,179	2,689	–	–
	Undrawn note issuing and revolving underwriting facilities	468	601	–	–
	Undrawn formal standby facilities, credit lines and other commitments to lend:
	– 1 year and under	527,506	464,541	2,517	2,625
	– over 1 year	103,398	92,077	1,146	542

		641,641	567,696	3,663	3,167

	The above table discloses the nominal principal amounts of third party off-balance sheet transactions. Contingent liabilities and commitments are mainly credit-related instruments which include letters of credit, guarantees and commitments to extend credit. Contractual amounts represent the amounts at risk should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

	At 31 December 2005, HSBC had US$1,218 million (2004: US$1,212 million) of capital commitments contracted but not provided for and US$333 million (2004: US$311 million) of capital commitments authorised but not contracted for.

	Guarantees

	HSBC provides guarantees and similar undertakings on behalf of both third party customers and other entities within the HSBC Group. These guarantees are generally provided in the normal course of HSBC’s banking business. The principal types of guarantees provided, and the maximum potential amount of future payments which HSBC could be required to make at 31 December 2005, were as follows:

	At 31 December 2005		At 31 December 2004

		Guarantees		Guarantees
		by HSBC		by HSBC
		Holdings		Holdings
	Guarantees in	in favour of	Guarantees	in favour of
	favour of	other HSBC	in favour of	other HSBC
	third parties	Group entities	third parties	Group entities
	US$m	US$m	US$m	US$m

Guarantee type
Acceptances and endorsements[1]	–	–	7,214	–
Financial guarantees[2]	19,080	36,877	18,412	40,708
Standby letters of credit which are financial guarantees[3]	3,649	–	3,108	–
Other direct credit substitutes[4]	5,302	–	6,848	–
Performance bonds[5]	6,355	–	4,910	–
Bid bonds[5]	595	–	382	–
Standby letters of credit related to particular transactions[5]	6,640	–	5,322	–
Other transaction-related guarantees[5]	15,709	–	16,824	–
Other items	297	–	79	–

	57,627	36,877	63,099	40,708

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

1	Acceptances and endorsements arise when HSBC guarantees payments on negotiable instruments drawn up by customers, prior to selling the accepted instruments into the market on a discounted basis. From 1 January 2005, acceptances and endorsements are recognised on-balance sheet in ‘Other assets’ and ‘Other liabilities’ as a result of the adoption of IAS 39.
2	Financial guarantees include undertakings to fulfill the obligations of customers or HSBC Group entities should the obligated party fail to do so.
3	Standby letters of credit which are financial guarantees are irrevocable obligations on the part of HSBC to pay third parties when customers fail to meet commitments.
4	Other direct credit substitutes include re-insurance letters of credit and trade-related letters of credit issued without provision for the issuing entity to retain title to the underlying shipment.
5	Performance bonds, bid bonds, standby letters of credit and other transaction-related guarantees are undertakings by which the obligation on HSBC to make payment depends on the outcome of a future event which is unconnected to the creditworthiness of the customer concerned.

The amounts disclosed in the above table reflect HSBC’s maximum exposure under a large number of individual guarantee undertakings. The risks and exposures arising from guarantees are captured and managed in accordance with HSBC’s overall credit risk management policies and procedures. Approximately half of the above guarantees have a term of less than one year. Guarantees with terms of more than one year are subject to HSBC’s annual credit review process.

When HSBC gives a guarantee on behalf of a customer, it retains the right to recover from that customer amounts paid under the guarantee. A provision is booked only when HSBC considers it probable that it has an obligation under an outstanding guarantee. Provisions are disclosed in Note 30.

Joint ventures and associates

HSBC and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, their eventual outcome is not expected to materially affect the Group’s financial position and operations.

In relation to joint ventures, HSBC had no contingent liabilities, incurred jointly or otherwise. HSBC had no commitments of its joint ventures at 31 December 2005 (2004: US$ nil).

HSBC had no capital commitments incurred jointly or otherwise in relation to its interests in joint ventures.

In relation to associates, HSBC’s share of those matters, incurred jointly with other investors, that had not been provided for amounted to US$7,733 million (2004: US$5,663 million). No matters arose where HSBC was severally liable.

Post-employment benefit obligations

HSBC had no contingent liabilities relating to post-employment benefits.

41	Lease commitments

	Finance lease commitments
		2005			2004

		Total future			Total future
		minimum	Interest	Present	minimum	Interest	Present
		payments	charges	value	payments	charges	value
		US$m	US$m	US$m	US$m	US$m	US$m
	No later than one year	50	(25)	25	51	(26)	25
	Later than one year and no later than five years	152	(98)	54	155	(115)	40
	Later than five years	630	(70)	560	745	(115)	630

		832	(193)	639	951	(256)	695

	In 2005 US$1 million (2004: US$1 million) was paid as contingent rents and charged to ‘General and administrative expenses’.

Back to Contents

No future minimum sublease payments (2004: US$nil) were expected to be received under non-cancellable subleases at 31 December 2005.

Operating lease commitments

At 31 December 2005, HSBC was obligated under a number of non-cancellable operating leases for properties, plant and equipment for which the future minimum lease payments extend over a number of years.

		2005		2004

		Land and		Land and
		buildings	Equipment	buildings	Equipment
		US$m	US$m	US$m	US$m

Future minimum lease payments under non-cancellable operating leases:
–	no later than one year	712	32	609	29
–	later than one year and no later than five years	1,730	24	1,430	20
–	later than five years	1,452	–	1,099	–

		3,894	56	3,138	49

At 31 December 2005, future minimum sublease payments of US$26 million (2004: US$1 million) were expected to be received under the non-cancellable subleases at the balance sheet date.

In 2005, US$1,901 million (2004: US$951 million) was charged to ‘General and administrative expenses’ in respect of lease and sublease agreements, of which US$1,880 million (2004: US$930 million) related to minimum lease payments, US$21 million (2004: US$21 million) to contingent rents, and US$nil (2004: US$nil) to sublease payments.

The contingent rent represents escalation payments made to landlords for operating, tax and other escalation expenses.

Finance lease receivables
		2005			2004

		Total future	Unearned		Total future	Unearned
		minimum	finance	Present	minimum	interest	Present
		payments	income	value	payments	income	value
		US$m	US$m	US$m	US$m	US$m	US$m

Lease receivables:
–	no later than one year	2,170	(266)	1,904	2,153	(287)	1,866
–	later than one year and no later than five years	5,908	(1,329)	4,579	5,843	(1,228)	4,615
–	later than five years	8,369	(3,109)	5,260	9,580	(2,824)	6,756

		16,447	(4,704)	11,743	17,576	(4,339)	13,237

At 31 December 2005, unguaranteed residual values of US$68 million (2004: US$94 million), had been accrued, and the accumulated allowance for uncollectible minimum lease payments receivable amounted to US$15 million (2004: US$28 million).

Operating lease receivables
		2005		2004

		Land and		Land and
		buildings	Equipment	buildings	Equipment
		US$m	US$m	US$m	US$m

Future minimum lease payments under non-cancellable operating leases:
–	no later than one year	71	397	48	535
–	later than one year and no later than five years	160	1,136	84	1,150
–	later than five years	153	456	96	418

		384	1,989	228	2,103

In 2005, no material income (2004: US$nil) was received as contingent rents and recognised in ‘Other operating income’.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

HSBC leases a variety of different assets to third parties under operating and finance lease arrangements, including transport assets (such as rolling stock, aircraft and motor vehicles), property and general plant and machinery.

42	Litigation

HSBC, through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

43	Related party transactions

Compensation to the Board of Directors and other key management personnel[1]

		HSBC

		2005	2004
		US$m	US$m

Short-term employee benefits		71	80
Post-employment benefits		2	2
Share-based payment		21	16

		94	98

1	Key management personnel of HSBC are Board Directors and Group Managing Directors.

Transactions, arrangements and agreements involving Directors and others

Particulars of transactions, arrangements and agreements entered into by subsidiaries of HSBC Holdings with Directors and connected persons and companies controlled by them and with officers of HSBC Holdings, disclosed pursuant to section 232 of the Companies Act 1985, were as follows:

	2005		2004

	Number of	Balance at	Number of	Balance at
	persons	31 December	persons	31 December
		US$000		US$000

Directors and connected persons and companies controlled by them[1]	76		82
Loans		279,297		310,239
Credit cards		250		324
Guarantees		10,622		21,628
Officers[2]	37		34
Loans		42,857		47,767
Credit cards		352		395
Guarantees		164		168

Further information on related party transactions, disclosed pursuant to the requirements of IAS 24, is shown below. The disclosure of the year-end balance and the highest amount outstanding during the year is considered the most meaningful information to represent the amount of the transactions and the amount of outstanding balances during the year.

1	All of the Directors are key management personnel of HSBC Holdings. The highest amounts outstanding during 2005 of loans, credit card transactions and guarantees with HSBC for the Directors and connected persons and companies controlled by them were US$495,990,427, US$617,259 and US$16,775,779 respectively. (2004: US$642,727,305, US$811,453 and US$34,767,316 respectively.)
2	Included within Officers are non-Director members of the key management personnel of HSBC Holdings. During 2005, 6 non- Director key management personnel and members of their close families entered into loan, credit card transactions and guarantees with HSBC (2004: 4 persons). The highest amounts outstanding during 2005 of loans, credit card transactions and guarantees with HSBC for the non-Director key management personnel and members of their close family were US$30,116,609, US$287,888 and US$20,385 respectively (2004: US$56,577,166, US$207,235 and US$20,385 respectively). The balances of loans and credit card transactions and guarantees with HSBC outstanding at 31 December 2005 for the non-Director key management personnel and members of their close family were US$20,166,452, US$66,467 and US$20,385 respectively (2004: US$24,264,409, US$ 128,155 and US$20,385 respectively).

Particulars of Directors’ transactions are recorded in a register held at the Registered Office of HSBC Holdings which is available for inspection by members for 15 days prior to the HSBC Holdings Annual General Meeting and at the Annual General Meeting itself.

Back to Contents

Some of the transactions were connected transactions, as defined by the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited but were exempt from any disclosure requirements under the provisions of those Rules.

The above transactions were made in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with persons of a similar standing or, where applicable, with other employees. The transactions did not involve more than the normal risk of repayment or present other unfavourable features.

Transactions with other related parties of HSBC
		2005		2004

		Highest	Balance at	Highest	Balance at
		balance during	31 December	balance during	31 December
		the year[1]	2005[1]	the year[1]	2004[1]
		US$m	US$m	US$m	US$m
Amounts due from joint ventures
–	Unsubordinated	539	539	839	839
Amounts due from associates
–	Subordinated	63	29	48	38
–	Unsubordinated	1,133	333	340	327

		1,735	901	1,227	1,204

Amounts due to joint ventures		1,382	1,382	978	966
Amounts due to associates		161	133	101	95

		1,543	1,515	1,079	1,061

1	The disclosure of the year-end balance and the highest balance during the year is considered the most meaningful information to represent transactions during the year.

The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third party counterparties.

Pension funds

At 31 December 2005, US$19.4 billion (2004: US$19.3 billion) of HSBC pension fund assets were under management by HSBC companies. Fees of US$50 million (2004: US$35 million) were earned by HSBC companies for these management services. HSBC’s pension funds had placed deposits of US$252 million (2004: US$268 million) with its banking subsidiaries. The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third party counterparties.

HSBC International Staff Retirements Benefits Scheme entered into swap transactions with HSBC to match the return on the plan assets to the benefit payments of the obligations. At 31 December 2005, the fair value of the swap is an asset of US$53 million to the pension scheme (2004: US$3 million).

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	HSBC Holdings
	Transactions and balances during the year with subsidiaries were as follows:

			2005				2004

			Highest				Highest
			balance during		Balance at		balance during		Balance at
			the year	[1]	31 December	[1]	the year	[1]	31 December	[1]
	Subsidiaries		US$m		US$m		US$m		US$m

	Assets
	Cash at bank		756		756		1,409		246
	Derivatives		1,795		968		1,643		1,643
	Loans and advances		17,282		14,092		16,636		16,636
	Financial investments		6,240		3,256		1,885		1,885
	Investments in subsidiaries		58,038		58,038		55,668		55,668

	Total related party assets		84,111		77,110		77,241		76,078

	Liabilities
	Amounts owed to HSBC undertakings		7,352		4,075		7,352		7,352
	Derivatives		286		286		38		10
	Subordinated liabilities:
	–	cost	3,997		3,786		8,143		8,143
	–	fair value	4,498		4,055		–		–

	Total related party liabilities		16,133		12,202		15,533		15,505

	Contingent liabilities and commitments		41,455		36,877		40,789		40,708

	1	The disclosure of the year-end balance and the highest balance during the year is considered the most meaningful information to represent transactions during the year.

	The above outstanding balances arose from the ordinary course of business and are on substantially the same terms, including interest rates and security, as for comparable transactions with third party counterparties, except for US$3,296 million of loans and advances to subsidiaries and US$3,235 million of loans from HSBC undertakings to HSBC Holdings made at an agreement of zero per cent interest.

44	Events after the balance sheet date

	A fourth interim dividend of US$3,513 million (US$0.31 per share) (2004: US$3,007 million, US$0.27 per share) was declared after 31 December 2005 and is subject to approval by the shareholders at the Annual General Meeting.

	On 6 March 2006, the Board of Directors authorised the financial statements for issue.

45	UK and Hong Kong accounting requirements

	The financial statements have been prepared in accordance with IFRSs. There would be no material differences had they been prepared in accordance with Hong Kong Accounting Standards.

46	Transition to IFRSs

	HSBC’s reported financial position, financial performance and cash flows have been affected by the transition from UK GAAP to IFRSs. The transition has not affected HSBC’s net cash flows nor the underlying economics of its businesses, though the periods in which certain income and expenses are recognised have changed.

	HSBC has taken advantage of the section in IFRS 1 that exempts companies from presenting comparative information in accordance with IAS 32, IAS 39 and IFRS 4. The transitional adjustments are therefore set out in two stages: those relating to the restatement of 2004 comparative financial information (Notes (a) to (d) below), and those taking effect from 1 January 2005 (Notes (e) and (f)).

(a)	Transitional exemptions adopted by HSBC in addition to the exemption from restating comparative information in accordance with IAS 32, IAS 39 and IFRS 4.

(b)	Key impact analysis of IFRSs on the financial position at 31 December 2004, and financial performance and cash flows for the year ended 31 December 2004. The most significant effects of the transition to IFRSs on

Back to Contents

HSBC’s restated comparative financial information are the result of differences in the accounting treatment applied to goodwill, retirement benefits and dividends.

(c)	Reconciliation to IFRSs of the financial performance for the year ended 31 December 2004 and the financial position at 31 December 2004 and 1 January 2004 previously reported under UK GAAP.

(d)	Analysis of the effect of IAS 1 ‘Presentation of Financial Statements’ on the financial performance for the year ended 31 December 2004 and the financial position at 31 December 2004 and 1 January 2004. This note describes the adjustments made to reformat HSBC’s income statements and balance sheets from UK GAAP to IFRSs.

(e)	Key impact analysis of adopting IAS 32, IAS 39 and IFRS 4 on the opening balance sheet at 1 January 2005.

(f)	Reconciliation of consolidated balance sheets at 31 December 2004 and 1 January 2005.

(g)	Principal accounting policies applicable to the 2004 comparative information which differ from those applied in 2005.

(h)	Effect of the transition to IFRSs on the financial position of HSBC Holdings. This note includes the reconciliation of HSBC Holdings’ UK GAAP balance sheets at 31 December 2004 and 1 January 2004 to its IFRSs balance sheets and an analysis of the effect of adopting IAS 32, IAS 39 and IFRS 4 on the opening balance sheet at 1 January 2005.

Notes (c) and (d) bridge financial statement disclosures under UK GAAP and IFRSs and are designed to assist the reader in understanding the nature and quantum of differences between them. Notes (a) to (d) are extracts from HSBC’s publication, 2004 IFRSs Comparative Financial Information, which was issued on 5 July 2005. Notes (e) and (f) are taken from HSBC’s Interim Report 2005. Note (g) contains extracts from HSBC’s Annual Report and Accounts 2004.

(a)	Transitional exemptions

In addition to exempting companies from the requirement to restate comparatives for IAS 32, IAS 39 and IFRS 4, IFRS 1 grants certain exemptions from the full requirements of IFRSs to companies adopting IFRSs for the first time.

HSBC has taken the following exemptions in making the transition to IFRSs:

(i) Business combinations

HSBC has elected not to restate business combinations that took place prior to the 1 January 2004 transition date. Had this exemption not been taken the main effects would have been to recognise additional deferred tax on fair value adjustments made at the date of acquisition and to recognise additional intangible assets with consequential adjustments to the carrying value of goodwill and retained earnings as at 1 January 2004.

The recognition of additional intangibles with a definite life would have given rise to an increased amortisation charge, which would have reduced IFRSs net income prospectively with a consequential reduction in total shareholders’ equity. The restatement of goodwill would have had no impact on prospective net income unless it was written off following a subsequent impairment review.

(ii) Fair value or revaluation as deemed cost

HSBC has elected to measure individual items of property at fair value at the date of transition to IFRSs and use that fair value as deemed cost at that date.

If HSBC had continued to revalue properties, this would have led to increases in tangible fixed assets at 31 December 2004 and 31 December 2005 with corresponding increases in other reserves (net of deferred tax liabilities). There would have been a slightly increased depreciation charge and reduced net income going forward.

If HSBC had reverted to original cost as the basis for carrying properties, net income under IFRSs would have been higher for 2004 and 2005 owing to a reduced depreciation charge, and shareholders’ equity would have been lower.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	(iii)	Employee benefits

HSBC has elected to apply the employee benefits exemption and has, therefore, recognised in equity at 1 January 2004 all cumulative actuarial gains and losses on post-employment benefit plans. Recognising certain actuarial gains and losses under the alternative ‘corridor approach’ would have reduced liabilities and increased retained earnings at 1 January 2004. HSBC has not elected to adopt a corridor approach going forward under IAS 19 ‘Employee Benefits’.

	(iv)	Cumulative exchange differences

HSBC has set the cumulative exchange differences for all foreign operations to zero at 1 January 2004. The alternative, a retrospective application of IAS 21 ‘The Effect of Changes in Foreign Exchange Rates’, would have resulted in a re-allocation between retained earnings and other reserves at 1 January 2004 but would have had no impact on total equity.

	(v)	Share-based payment transactions

HSBC has elected to undertake full retrospective application of IFRS 2 ‘Share-based Payment’. The alternative, excluding share options issued before 7 November 2002 as permitted by IFRS 1, would have slightly reduced administrative expenses and increased net income in 2004. There would have been no impact on retained earnings or total equity.

(b)	Key impact analysis of IFRSs on the financial results and position at 31 December 2004

HSBC previously prepared its primary financial statements under UK GAAP, which differs in certain significant respects from IFRSs. For a summary of the principal accounting policies followed for preparing the 2004 comparative information, see Note (g) below.

Reconciliation of previously reported shareholders’ funds under UK GAAP to total shareholders’ equity under IFRSs at 31 December 2004 and 1 January 2004

	At	At
	31 December	1 January
	2004	2004
	US$m	US$m

Shareholders’ funds as previously reported under UK GAAP	86,623	74,473
Goodwill	1,869	(22)

	88,492	74,451

Retirement benefits	(4,470)	(3,529)
Dividends	2,996	2,627
Leases	(503)	(402)
Share-based payments	198	211
Software capitalisation	551	518
Property	(1,607)	–
Land held under operating leases	(495)	(755)
Other	42	245
Tax	318	382

Total shareholders’ equity under IFRSs	85,522	73,748

Back to Contents

Reconciliation of previously reported profit attributable to shareholders under UK GAAP to profit attributable to shareholders under IFRSs for the year ended 31 December 2004

Year ended
31 December
2004
US$m

Profit before tax under UK GAAP	17,608
Goodwill amortisation	1,818

19,426

Other goodwill adjustments	(102)
Retirement benefits	(170)
Leases	(90)
Share-based payments	(152)
Software capitalisation	25
Property	106
Tax on associates	(48)
Other	(52)

Profit before tax under IFRSs	18,943

Tax – UK GAAP	(4,507)
Tax – IFRSs adjustments	(178)
Minority interests – UK GAAP	(1,261)
Minority interests – IFRSs adjustments	(79)

Profit attributable to shareholders under IFRSs	12,918

The following is a summary of the main differences between UK GAAP and IFRSs applicable to HSBC:

IFRS 3 ‘Business Combinations’ (‘IFRS 3’)

HSBC applied IFRS 3 with effect from 1 January 2004 but, as permitted by IFRS 1, did not restate business combinations which occurred prior to 1 January 2004.

The carrying value of goodwill existing at 31 December 2003 under UK GAAP was carried forward under IFRS 1 from 1 January 2004, subject to two adjustments. Firstly, previously unrecognised intangible assets that met the recognition criteria under IAS 38 ‘Intangible Assets’ in the financial statements of the acquired entity were reported separately to the extent that they were included in goodwill at the date of transition. Secondly, only adjustments to provisional fair values (and hence goodwill) made during the first 12 months after an acquisition were reflected in comparative information. Accordingly, goodwill adjustments made after the first 12 months in accordance with UK GAAP were reversed.

IFRS 3 requires that goodwill should not be amortised but should be tested for impairment on transition and at least annually at the cash-generating unit level by applying a fair-value-based test as described in IAS 36 ‘Impairment of Assets’. There was no impairment on transition or in any subsequent periods.

Under IFRS 3, the acquirer only recognises adjustments to the provisional fair values of assets and liabilities acquired in a business combination within 12 months of the acquisition date, with a corresponding adjustment to goodwill. These adjustments are made as if they had occurred at the acquisition date, that is the comparative information is adjusted. Adjustments to the fair value of assets, liabilities and contingent liabilities after the 12 month period are recognised only to correct errors or adjust deferred tax assets that could not be recognised separately at the date of acquisition. When such a deferred tax asset is recognised, goodwill is reduced to the amount that would have been recognised if the deferred tax asset had been recognised at the date of the acquisition. Any reduction in goodwill is recognised as an expense, offsetting the benefit taken in the tax charge for the recognition of the deferred tax asset.

The effect of ceasing goodwill amortisation on operating profit for the year ended 31 December 2004 was US$1,814 million.

The impact of other goodwill adjustments, essentially to adjust fair values on acquisition to the basis noted above, was a reduction in operating profit for the year ended 31 December 2004 of US$96 million.

US$241 million of goodwill was reclassified to other intangible assets on 1 January 2004.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

IAS 19 ‘Employee Benefits’ (‘IAS 19’)

IAS 19 requires pension fund assets to be assessed at fair value and liabilities on the basis of current actuarial assumptions using the projected unit credit method. As permitted by an amendment to IAS 19, HSBC elected to recognise all actuarial gains and losses directly in retained earnings.

The change in accounting resulted in the recognition of a pension obligation of US$6,475 million at 31 December 2004 (1 January 2004: US$4,982 million) which, after adjustment for prospective tax relief and the portion of the deficit attributable to minority interests, reduced total shareholders’ equity by US$4,470 million (1 January 2004: US$3,529 million). The effect of the transition to IAS 19 on 2004’s operating profit was to increase the charge for pension costs by US$170 million. US$242 million of this related to an increase in pension liability from termination benefits attributable to members of the HSBC Bank (UK) Pension Scheme arising from major staff reduction programme in the second half of the year. Under UK GAAP, the impact of the staff reduction programme on the pension scheme was spread over the remaining average life of the scheme.

IAS 10 ‘Events after the Balance Sheet Date’ (‘IAS 10’)

Under IAS 10, equity dividends declared after the balance sheet date are not included as a liability at the balance sheet date. Accordingly, HSBC reversed the liability for proposed dividends at each balance sheet date. This had the effect of increasing shareholders’ equity at 31 December 2004 and 1 January 2004 by US$2,996 million and US$2,627 million respectively.

IAS 17 ‘Leases’ (‘IAS 17’)

IAS 17 requires that unearned income on finance leases be taken to income at a rate calculated to give a constant rate of return on the net investment in the lease, with no account taken in calculating the net investment of the tax effects of the lease. In general, this leads to a deferral of finance income compared with the pattern of recognition under UK GAAP, where income is recognised at a constant rate of return on the net cash investment in the lease including the effect of tax.

Under UK GAAP, assets leased out under operating leases are depreciated over their useful lives so that, for each asset, rentals less depreciation are recognised at a constant periodic rate of return on the net cash invested in that asset. Under IFRSs, operating leased assets are depreciated to ensure that in each period the depreciation charge is at least equal to that which would have arisen on a straight-line basis.

The effect of both finance and operating leases on shareholders’ equity at 31 December 2004 was a decrease of US$503 million (1 January 2004: decrease of US$402 million). The effect of the transition to IAS 17 was to decrease operating profit by US$90 million for the year ended 31 December 2004.

Under UK GAAP, leasehold land was separately identified within the valuation of land and buildings. For HSBC, this principally arose in Hong Kong, where all land is held by way of leases. IFRSs require leasehold land to be treated as held under an operating lease unless title is expected to pass to the lessee at the end of the lease. No revaluation is permitted in respect of such owner-occupied operating lease assets. Leasehold land valued at US$1,345 million at 1 January 2004 was reclassified as operating lease assets on the date of transition to IFRSs. This resulted in the reversal of previously recognised revaluation surpluses amounting to US$622 million, and the inclusion of prepaid rentals of US$723 million in ‘Other assets’ at 1 January 2004.

IFRS 2 ‘Share-based Payment’ (‘IFRS 2’)

IFRS 2 requires companies to adopt a fair-value-based method of accounting for share-based compensation plans which takes into account vesting conditions related to market performance, for example total shareholder return. Under this method, compensation cost is measured at the date of grant based on the assessed value of the award and is recognised over the service period, which is usually the vesting period.

In respect of other vesting conditions, an estimate of the number of options that will lapse before they vest is made at grant date and adjustments to this estimate are made over the service period. Accordingly, the expense recognised reflects, over time, the actual number of lapsed options for non-market performance-related conditions.

There is no exemption under IFRS 2 for Save-As-You-Earn schemes, as existed under UK GAAP.

Back to Contents

HSBC undertook full retrospective application of IFRS 2, as permitted by IFRS 1, and recognised the fair value of share-based payments to employees whilst reversing charges made in respect of employee share schemes under UK GAAP. This resulted in a US$152 million reduction in operating profit for the year ended 31 December 2004.

At 31 December 2003, HSBC had a liability under UK GAAP in relation to certain sign-on and performance bonuses which were to be settled by the purchase of HSBC shares and had been expensed as incurred. Under IFRS 2, these transactions are treated as equity-settled share-based payments and are expensed over the vesting period.

IAS 27 ‘Consolidated and Separate Financial Statements’ (‘IAS 27’)

IAS 27 requires that all entities be consolidated on a line-by-line basis. HSBC’s insurance subsidiaries’ third party assets, which were historically presented in aggregate on a single line ‘Long-term assurance assets attributable to policyholders’ within ‘Other assets’ on the consolidated balance sheet have, therefore, been included in appropriate headings for such assets.

In addition, funds under management have been consolidated where the requirements of IAS 27 and Standard Interpretations Committee 12 ‘Consolidation – Special Purpose Entities’ (‘SIC–12’) are met.

SIC–12 also requires consolidation of special purpose entities (‘SPEs’) when the substance of the relationship between the SPE and the reporting entity indicates that the SPE is controlled by that entity. This resulted in certain of the Group’s securitisation and conduit vehicles that were off-balance-sheet under UK GAAP being consolidated under IFRSs.

The effect of consolidating funds under management and SPEs under IAS 27 and SIC–12 was to gross up the 31 December 2004 balance sheet by US$4,796 million (1 January 2004: US$5,075 million) with a minor impact on total shareholders’ equity. Attributable profit for the year ended 31 December 2004 increased by US$12 million as a result.

Under IAS 27, investments in subsidiaries may be carried at cost or accounted for in accordance with IAS 39 in an entity’s separate financial statements. HSBC Holdings took the option of carrying its investments in subsidiaries at cost instead of at net asset value, as under its previous UK GAAP policy. The effect of this change was a decrease in total shareholders’ equity by US$39,217 million at 31 December 2004 (US$27,412 million at 1 January 2004).

IAS 12 ‘Income Taxes’ (‘IAS 12’)

Under IAS 12, deferred tax liabilities and assets are generally recognised in respect of all temporary differences except where expressly prohibited by the Standard, subject to an assessment of the recoverability of deferred tax assets. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised.

In addition, unremitted earnings from subsidiaries, associates and joint ventures operating in lower tax jurisdictions result in a deferred tax liability unless the reporting entity is able to control the timing of the reversal of temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Under IFRSs, fair value adjustments made on acquisition are tax-effected in order to present profitability on a tax-equalised basis: under UK GAAP no tax adjustments were required for items which did not affect the amount of tax payable or recoverable.

The IFRSs balance sheet at 31 December 2004 included an increase in the deferred tax asset of US$587 million (1 January 2004: US$813 million) and a decrease in the deferred tax liability of US$631 million (1 January 2004: US$563 million). The net change in deferred tax mainly arose from prospective tax relief on pension deficits, tax-effecting fair value adjustments on acquisitions, previously unrecognised tax-effecting of historical property revaluations, and an adjustment to the grossing up of the value of in-force long-term assurance business.

The effect on the IFRSs income statement is shown in Note 46(c). The main item in the ‘other’ column, is the deferred tax of US$274 million for the year ended 31 December 2004 on the fair value adjustments arising on the acquisition of subsidiaries.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

IAS 38 ‘Intangible Assets’ (‘IAS 38’)

IAS 38 states that intangible assets should be recognised separately from goodwill in a business combination when they arise from contractual or other legal rights, or if separable, i.e. capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset or liability. The effect of this is that certain intangible assets such as trademarks and customer relationships included as part of goodwill under UK GAAP are separately measured and recognised on business combinations.

When intangible assets have an indefinite useful life, or are not yet ready for use, they are tested for impairment annually. This impairment test may be performed at any time during an annual period, provided it is performed at the same time every year. An intangible asset recognised during the current period is tested before the end of the current annual period.

Presentationally, intangible assets recognised under UK GAAP, including mortgage servicing rights and the value of in-force long-term assurance business, were reclassified from ‘Other assets’ to ‘Intangible assets’. This resulted in additional intangible assets at 31 December 2004 of US$308 million relating to mortgage servicing rights and US$1,874 million relating to the value of in-force long-term assurance business (1 January 2004: US$506 million and US$1,579 million respectively).

IAS 38 further requires costs incurred in the development phase of a project to produce application software for internal use to be capitalised and amortised over the software’s estimated useful life if the software will generate probable future economic benefits, and such costs can be measured reliably. Under UK GAAP these costs were expensed as incurred. This policy change resulted in US$760 million of software being capitalised as at 31 December 2004 (1 January 2004: US$718 million).

The capitalisation of software previously expensed in full resulted in a decrease in general and administrative expenses and an increase in depreciation and amortisation charged in respect of capitalised software in the form of regular, ongoing amortisation and any impairment charge. The net effect was that expenses were US$25 million lower for the year ended 31 December 2004.

IAS 16 ‘Property, Plant and Equipment’ (‘IAS 16’)

HSBC adopted the ‘cost’ model by which assets are carried at cost less any accumulated depreciation and impairment losses. HSBC also applied the exemption in IFRS 1 which allows fair value at the date of transition to IFRSs to be used as deemed cost for the value of property in most circumstances. No adjustments were required to restate property, plant and equipment in the IFRSs opening balance sheet at 1 January 2004 as a result of changing from a policy of revaluation to one of depreciated cost. However, US$639 million was transferred out of the revaluation reserve to retained earnings on 1 January 2004.

Leasehold land valued at US$1,345 million at 1 January 2004, which was previously capitalised under UK GAAP but did not meet the criteria for capitalisation as finance leased assets under IFRSs, was reclassified as operating leased assets. See the paragraph entitled ‘IAS 17’ above for further explanation of these adjustments.

IAS 40 ‘Investment Property’ (‘IAS 40’)

Investment properties are measured at fair value with changes therein recognised in the income statement. This resulted in a US$98 million increase in operating profit for the year ended 31 December 2004.

IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ (‘IAS 21’)

IAS 21 states that in consolidated financial statements, all exchange differences arising on the retranslation of foreign operations with functional currencies which differ from the entity’s reporting currency, should be recognised as a separate component of equity in the foreign exchange reserve.

On disposal of a foreign operation, the exchange differences previously recognised in reserves in relation to that operation are recognised in the income statement for the period.

As permitted by IFRS 1, HSBC deemed cumulative translation differences at 1 January 2004 to be zero.

Back to Contents

IAS 7 ‘Cash Flow Statements’ (‘IAS 7’)

HSBC previously prepared its cash flow statement in accordance with UK Financial Reporting Standard 1 (Revised 1996) ‘Cash Flow Statements’ (‘FRS 1 (Revised)’). Its objectives and principles are similar to those set out in IAS 7.

FRS 1 (Revised) defines cash as cash and balances at central banks and advances to banks payable on demand. IAS 7 in addition includes ‘Cash equivalents’, which are defined as short-term highly liquid investments, held for the purpose of meeting short-term cash commitments rather than investment, that are both convertible to known amounts of cash, and so near their maturity that they present an insignificant risk of changes in value. The inclusion of cash equivalents in the definition of reported cash flows had no significant effect on the reported net cash flows for the period to 31 December 2004.

Under UK GAAP, HSBC presented its cash flows by operating activities; dividends received from associates; returns on investments and servicing of finance; taxation; capital expenditure and financial investments; acquisitions and disposals; equity dividends paid; and financing. Under IFRSs, only three categories are required. These are operating; investing; and financing.

Amendments to transitional balances

The transitional balances reported in the 2005 Accounts have been amended in certain respects compared to the balances published in the 2004 IFRSs Comparative Financial Information Document.

Following further interpretative guidance on IFRSs, leases of land greater than 500 years are now accounted for as operating leases, having previously been reported in the 2004 IFRSs Comparative Financial Information Document as finance leases. This resulted in a reduction of fixed assets and an increase in lease rental prepayments of US$366 million as at 1 January 2004 compared to the comparatives published in the above document.

The foreign exchange and share-based payment reserves have been grouped with ‘Other reserves’ rather than retained earnings. This resulted in an increase in other reserves of US$3,955 million and a corresponding reduction in reported retained earnings as at 1 January 2004 compared to the balances reported in the comparative information document.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Consolidated income statement for the year ended 31 December 2004

		Effect of	IFRSs (except
	UK GAAP	transition	IAS 32/39
	IFRSs format	to IFRSs	and IFRS 4)
	US$m	US$m	US$m

Interest income	50,203	268	50,471
Interest expense	(19,179)	(193)	(19,372)

Net interest income	31,024	75	31,099

Fee income	15,877	25	15,902
Fee expense	(2,784)	(170)	(2,954)

Net fee income	13,093	(145)	12,948
Trading income	2,566	220	2,786
Net investment income on assets backing policyholder liabilities	–	1,012	1,012
Gains less losses from financial investments	770	(230)	540
Dividend income	601	21	622
Net earned insurance premiums	–	5,368	5,368
Other operating income	3,335	(1,722)	1,613

Total operating income	51,389	4,599	55,988

Loan impairment charges and other credit risk provisions	(6,352)	161	(6,191)
Net insurance claims incurred and movement in policyholder
liabilities	–	(4,635)	(4,635)

Net operating income	45,037	125	45,162

Employee compensation and benefits	(14,492)	(31)	(14,523)
General and administrative expenses	(9,723)	(16)	(9,739)
Depreciation of property, plant and equipment	(1,664)	(67)	(1,731)
Amortisation of intangible assets	(1,842)	1,348	(494)

Total operating expenses	(27,721)	1,234	(26,487)

Operating profit	17,316	1,359	18,675
Share of profit in associates and joint ventures	292	(24)	268

Profit before tax	17,608	1,335	18,943
Tax expense	(4,507)	(178)	(4,685)

Profit for the year	13,101	1,157	14,258
Profit attributable to minority interests	(1,261)	(79)	(1,340)

Profit attributable to shareholders	11,840	1,078	12,918

Back to Contents

Consolidated balance sheet at 31 December 2004

		Effect of	IFRSs (except
	UK GAAP	transition	IAS 32/39
	IFRSs format	to IFRSs	and IFRS 4)
	US$m	US$m	US$m
ASSETS

Cash and balances at central banks	9,872	72	9,944
Items in the course of collection from other banks	6,352	(14)	6,338
Hong Kong Government certificates of indebtedness	11,878	–	11,878
Trading securities	111,022	11,138	122,160
Derivatives	32,188	2	32,190
Loans and advances to banks	142,712	737	143,449
Loans and advances to customers	669,831	3,060	672,891
Financial investments	180,461	4,871	185,332
Interests in associates and joint ventures	3,452	(11)	3,441
Goodwill and intangible assets	29,382	5,113	34,495
Property, plant and equipment	18,829	(3,205)	15,624
Other assets	41,310	(18,233)	23,077
Prepayments and accrued income	19,489	(334)	19,155

Total assets	1,276,778	3,196	1,279,974

LIABILITIES AND EQUITY

Liabilities
Hong Kong currency notes in circulation	11,878	–	11,878
Deposits by banks	83,539	516	84,055
Customer accounts	693,751	(679)	693,072
Items in the course of transmission to other banks	5,301	–	5,301
Trading liabilities	46,460	–	46,460
Derivatives	35,394	(406)	34,988
Debt securities in issue	208,593	3,128	211,721
Retirement benefit liabilities	–	6,475	6,475
Other liabilities	41,461	(20,880)	20,581
Liabilities to policyholders under long-term assurance business	–	19,190	19,190
Accruals and deferred income	16,500	(1)	16,499
Provisions
– deferred tax	2,066	(631)	1,435
– other provisions	5,532	(2,896)	2,636
Subordinated liabilities	26,486	–	26,486

Total liabilities	1,176,961	3,816	1,180,777

Equity
Called up share capital	5,587	–	5,587
Share premium account	4,881	–	4,881
Other reserves	21,457	4,165	25,622
Retained earnings	54,698	(5,266)	49,432

Total shareholders’ equity	86,623	(1,101)	85,522
Minority interests	13,194	481	13,675

Total equity	99,817	(620)	99,197

Total equity and liabilities	1,276,778	3,196	1,279,974

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Consolidated balance sheet at 1 January 2004

		Effect of	IFRSs (except
	UK GAAP	transition	IAS 32/39
	IFRSs format	to IFRSs	and IFRS 4)
	US$m	US$m	US$m
ASSETS

Cash and balances at central banks	7,661	72	7,733
Items in the course of collection from other banks	6,628	–	6,628
Hong Kong Government certificates of indebtedness	10,987	–	10,987
Trading securities	86,887	8,529	95,416
Derivatives	27,652	(216)	27,436
Loans and advances to banks	117,173	861	118,034
Loans and advances to customers	528,977	4,873	533,850
Financial investments	152,795	3,504	156,299
Interests in associates and joint ventures	1,273	(20)	1,253
Goodwill and intangible assets	28,640	3,278	31,918
Property, plant and equipment	15,748	(1,904)	13,844
Other assets	35,476	(15,152)	20,324
Prepayments and accrued income	14,319	(324)	13,995

Total assets	1,034,216	3,501	1,037,717

LIABILITIES AND EQUITY

Liabilities
Hong Kong currency notes in circulation	10,987	–	10,987
Deposits by banks	70,426	13	70,439
Customer accounts	573,130	(101)	573,029
Items in the course of transmission to other banks	4,383	–	4,383
Trading liabilities	30,127	–	30,127
Derivatives	28,534	(655)	27,879
Debt securities in issue	153,562	5,044	158,606
Retirement benefit liabilities	–	4,982	4,982
Other liabilities	36,008	(17,513)	18,495
Liabilities to policyholders under long-term assurance business	–	15,168	15,168
Accruals and deferred income	13,760	(46)	13,714
Provisions
– deferred tax	1,670	(563)	1,107
– other provisions	5,078	(2,327)	2,751
Subordinated liabilities	21,197	–	21,197

Total liabilities	948,862	4,002	952,864

Equity
Called up share capital	5,481	–	5,481
Share premium account	4,406	–	4,406
Other reserves	21,543	–	21,543
Retained earnings	43,043	(725)	42,318

Total shareholders’ equity	74,473	(725)	73,748

Minority interests	10,881	224	11,105

Total equity	85,354	(501)	84,853

Total equity and liabilities	1,034,216	3,501	1,037,717

Back to Contents

(c)	Reconciliation of financial performance for the year ended 31 December 2004 and financial position at 31 December 2004 and 1 January 2004 reported under UK GAAP and IFRSs

Consolidated income statement for the year ended 31 December 2004

Adjustments to conform HSBC’s UK GAAP income statement for the year ended 31 December 2004 to its accounting policies under IFRSs are set out below:

			Goodwill									IFRSs
			amortisation	Other		Share-						(except
	UK	Retirement	under UK	goodwill	Software	based			Consolid-			IAS 32/39
	GAAP	benefits	GAAP	adjustments	capitalisation	payments	Leases	Insurance	ation	Property	Other	and IFRS 4)
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest receivable	50,203	–	–	–	–	–	–	61	254	–	(47)	50,471
Interest payable	(19,179)	–	–	–	–	–	–	4	(245)	–	48	(19,372)

Net interest income	31,024	–	–	–	–	–	–	65	9	–	1	31,099
Fees and commissions
receivable	15,877	–	–	–	–	–	–	(3)	(31)	–	(171)	15,672
Fees and commissions payable	(2,784)	–	–	–	–	–	–	(356)	(9)	–	195	(2,954)
Dealing profits	2,566	–	–	–	–	–	–	–	73	–	(20)	2,619
Dividend income	601	–	–	–	–	–	–	–	25	–	(4)	622
Net investment income on
assets backing
policyholder liabilities	–	–	–	–	–	–	–	1,012	–	–	–	1,012
Net earned insurance
premiums	–	–	–	–	–	–	–	5,368	–	–	–	5,368
Other operating income	3,303	–	–	–	–	–	–	(1,482)	21	90	(151)	1,781

Operating income	50,587	–	–	–	–	–	–	4,604	88	90	(150)	55,219
Administrative expenses	(24,183)	(170)	–	(39)	329	(152)	–	(49)	15	(7)	32	(24,224)
Depreciation and amortisation	(3,506)	–	1,814	(57)	(304)	–	(90)	–	–	4	(86)	(2,225)

Operating profit before
provisions	22,898	(170)	1,814	(96)	25	(152)	(90)	4,555	103	87	(204)	28,770
Provision for bad and
doubtful debts	(6,357)	–	–	–	–	–	–	–	–	–	162	(6,195)
Provision for contingent
liabilities and commitments.	(27)	–	–	–	–	–	–	–	–	–	(44)	(71)
Net insurance claims	–	–	–	–	–	–	–	(4,565)	(70)	–	–	(4,635)
Amounts written off fixed
asset investments	–	–	–	–	–	–	–	–	4	–	(2)	2

Operating profit	16,514	(170)	1,814	(96)	25	(152)	(90)	(10)	37	87	(88)	17,871

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Consolidated income statement for the year ended 31 December 2004 (continued)

			Goodwill									IFRSs
			amortisation	Other		Share-						(except
	UK	Retirement	under UK	goodwill	Software	based			Consolid-			IAS 32/39
	GAAP	benefits	GAAP	adjustments	capitalisation	payments	Leases	Insurance	ation	Property	Other	and IFRS 4)
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Operating profit	16,514	(170)	1,814	(96)	25	(152)	(90)	(10)	37	87	(88)	17,871
Share of profit in associates
and joint ventures	292	–	4	2	–	–	–	–	–	18	(48)	268
Gains on disposal of fixed
assets and investments	802	–	–	(8)	–	–	–	11	–	1	(2)	804

Profit on ordinary activities
before tax	17,608	(170)	1,818	(102)	25	(152)	(90)	1	37	106	(138)	18,943

Tax on profit on ordinary
activities	(4,507)	39	–	57	(21)	(12)	27	(1)	(6)	(11)	(250)	(4,685)

Profit on ordinary activities
after tax	13,101	(131)	1,818	(45)	4	(164)	(63)	–	31	95	(388)	14,258

Minority interests	(1,261)	(3)	–	–	–	–	–	–	(19)	(35)	(22)	(1,340)

Profit attributable to
shareholders	11,840	(134)	1,818	(45)	4	(164)	(63)	–	12	60	(410)	12,918

Back to Contents

Consolidated balance sheet at 31 December 2004

Adjustments to conform HSBC’s UK GAAP balance sheet at 31 December 2004 to its accounting policies under IFRSs are set out below:

												IFRSs
						Share-						(except
	UK	Retirement			Software	based			Consolid-			IAS 32/39
	GAAP	benefits	Dividends	Goodwill	capitalisation	payments	Leases	Insurance	ation	Property	Other	and IFRS 4)
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

ASSETS
Cash and balances at central
banks	9,872	–	–	–	–	–	–	–	72	–	–	9,944
Items in the course of
collection from other banks	6,352	–	–	–	–	–	–	–	(14)	–	–	6,338
Treasury bills and other
eligible bills	30,284	–	–	–	–	–	–	197	–	–	–	30,481
Hong Kong Government
certificates of indebtedness	11,878	–	–	–	–	–	–	–	–	–	–	11,878
Loans and advances to banks	142,712	–	–	–	–	–	–	699	40	–	(2)	143,449
Loans and advances to
customers	669,831	–	–	–	–	–	(122)	342	3,602	–	(762)	672,891
Debt securities	240,999	4	–	–	–	–	–	8,109	(701)	–	–	248,411
Equity shares	19,319	–	–	–	–	–	–	6,896	1,321	–	183	27,719
Interests in associates and
joint ventures	3,452	–	–	3	–	–	–	–	–	(14)	–	3,441
Other participating interests	881	–	–	–	–	–	–	–	–	–	–	881
Goodwill and intangible
assets	29,382	–	–	1,809	760	–	–	1,874	(3)	–	673	34,495
Tangible fixed assets	18,829	–	–	–	–	–	(596)	–	–	(2,520)	(89)	15,624
Other assets	73,498	1,152	–	57	(138)	110	–	(19,141)	468	(249)	(490)	55,267
Prepayments and accrued
income	19,489	(1,003)	–	–	–	–	–	(64)	11	736	(14)	19,155

Total assets	1,276,778	153	–	1,869	622	110	(718)	(1,088)	4,796	(2,047)	(501)	1,279,974

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Consolidated balance sheet at 31 December 2004 (continued)

												IFRSs
						Share-						(except
	UK	Retirement			Software	based			Consolid-			IAS 32/39
	GAAP	benefits	Dividends	Goodwill	capitalisation	payments	Leases	Insurance	ation	Property	Other	and IFRS 4)
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

LIABILITIES
Hong Kong currency notes in
circulation	11,878	–	–	–	–	–	–	–	–	–	–	11,878
Deposits by banks	83,539	–	–	–	–	–	–	–	516	–	–	84,055
Customer accounts	693,751	–	–	–	–	–	–	(528)	(151)	–		693,072
Items in the course of
transmission to other banks	5,301	–	–	–	–	–	–	–	–	–	–	5,301
Debt securities in issue	208,593	–	–	–	–	–	–	(486)	3,614	–	–	211,721
Other liabilities	123,315	(3)	(3,173)	–	–	27	–	(18,428)	295	–	(4)	102,029
Liabilities to policyholders
under long-term assurance
business	–	–	–	–	–	–	–	19,190	–	–	–	19,190
Retirement benefit liabilities	–	6,475	–	–	–	–	–	–	–	–	–	6,475
Accruals and deferred income	16,500	31	–	–	–	(140)	–	2	57	–	49	16,499
Provision for liabilities and
charges:
– deferred taxation	2,066	(128)	–	–	71	25	(215)	362	18	216	(980)	1,435
– other provisions	5,532	(1,740)	–	–	–	–	–	(1,202)	1	–	45	2,636
Subordinated liabilities	26,486	–	–	–	–	–	–	–	–	–	–	26,486
Minority interests	13,194	(12)	177	–	–	–	–	–	484	(161)	(7)	13,675
Called up share capital	5,587	–	–	–	–	–	–	–	–	–	–	5,587
Share premium account	4,881	–	–	–	–	–	–	–	–	–	–	4,881
Other reserves	21,457	–	–	–	–	–	–	–	–	–	210	21,667
Revaluation reserve	2,660	–	–	–	–	–	–	–	–	(2,660)	–	–
Profit and loss account	52,038	(4,470)	2,996	1,869	551	198	(503)	2	(38)	558	186	53,387

Total liabilities	1,276,778	153	–	1,869	622	110	(718)	(1,088)	4,796	(2,047)	(501)	1,279,974

Back to Contents

Consolidated balance sheet at 1 January 2004

Adjustments to conform HSBC’s UK GAAP balance sheet at 1 January 2004 to its accounting policies under IFRSs are set out below:

												IFRSs
						Share-						(except
	UK	Retirement			Software	based			Consolid-			IAS 32/39
	GAAP	benefits	Dividends	Goodwill	capitalisation	payments	Leases	Insurance	ation	Property	Other	and IFRS 4)
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

ASSETS
Cash and balances at central
banks	7,661	–	–	–	–	–	–	–	72	–	–	7,733
Items in the course of
collection from other banks.	6,628	–	–	–	–	–	–	–	–	–	–	6,628
Treasury bills and other
eligible bills	20,391	–	–	–	–	–	–	84	–	–	–	20,475
Hong Kong Government
certificates of indebtedness	10,987	–	–	–	–	–	–	–	–	–	–	10,987
Loans and advances to banks	117,173	–	–	–	–	–	–	752	109	–	–	118,034
Loans and advances to
customers	528,977	–	–	–	–	–	(110)	316	5,555	–	(888)	533,850
Debt securities	205,722	4	–	–	–	–	–	6,597	(466)	–	–	211,857
Equity shares	12,879	–	–	–	–	–	–	5,037	578	–	200	18,694
Interests in associates and
joint ventures	1,273	(1)	–	8	–	–	–	–	(16)	(11)	–	1,253
Other participating interests	690	–	–	–	–	–	–	–	–	–	–	690
Goodwill and intangible
assets	28,640	–	–	112	718	–	–	1,579	–	–	869	31,918
Tangible fixed assets	15,748	–	–	–	–	–	(465)	–	–	(1,345)	(94)	13,844
Other assets	63,128	733	–	44	(127)	111	–	(15,169)	(649)	(26)	(286)	47,759
Prepayments and accrued
income	14,319	(948)	–	(77)	–	24	–	76	(108)	723	(14)	13,995

Total assets	1,034,216	(212)	–	87	591	135	(575)	(728)	5,075	(659)	(213)	1,037,717

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Consolidated balance sheet at 1 January 2004 (continued)

	UK GAAP	Retirement benefits	Dividends	Goodwill	Software capitalisation	Share based payments	Leases	Insurance	Consolid- ation	Property	Other	IFRSs (except IAS 32/39 and IFRS 4)
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
LIABILITIES
Hong Kong currency notes in
circulation	10,987	–	–	–	–	–	–	–	–	–	–	10,987
Deposits by banks	70,426	–	–	–	–	–	–	13	–	–	–	70,439
Customer accounts	573,130	–	–	–	–	–	–	(78)	(23)	–	–	573,029
Items in the course of
transmission to other banks	4,383	–	–	–	–	–	–	–	–	–	–	4,383
Debt securities in issue	153,562	–	–	–	–	–	–	(516)	5,560	–	–	158,606
Other liabilities	94,669	(126)	(2,794)	156	–	(5)	–	(14,773)	(598)	–	(28)	76,501
Liabilities to policyholders
under long-term assurance
business	–	–	–	–	–	–	–	15,168	–	–	–	15,168
Retirement benefit liabilities	–	4,982	–	–	–	–	–	–	–	–	–	4,982
Accruals and deferred income	13,760	(6)	–	26	–	(106)	–	–	12	–	28	13,714
Provision for liabilities and
charges:
– deferred taxation	1,670	(142)	–	–	73	35	(173)	306	3	197	(862)	1,107
– other provisions	5,078	(1,390)	–	(73)	–	–	–	(848)	(25)	–	9	2,751
Subordinated liabilities	21,197	–	–	–	–	–	–	–	–	–	–	21,197
Minority interests	10,881	(1)	167	–	–	–	–	–	148	(101)	11	11,105
Called up share capital	5,481	–	–	–	–	–	–	–	–	–	–	5,481
Share premium account	4,406	–	–	–	–	–	–	–	–	–	–	4,406
Other reserves	21,543	–	–	–	–	–	–	–	–	–	–	21,543
Revaluation reserve	1,615	–	–	–	–	–	–	–	–	(1,615)	–	–
Profit and loss account	41,428	(3,529)	2,627	(22)	518	211	(402)	–	(2)	860	629	42,318

Total liabilities	1,034,216	(212)	–	87	591	135	(575)	(728)	5,075	(659)	(213)	1,037,717

Back to Contents

(d)	Analysis of the effect of IAS 1 ‘Presentation of Financial Statements’ on the financial performance for the year ended 31 December 2004 and financial position at 31 December 2004 and 1 January 2004

Consolidated income statement for the year ended 31 December 2004 under IFRSs (except IAS 32, IAS 39 and IFRS 4)

IFRSs numbers in UK GAAP format		Reclassification		IFRSs numbers in IFRSs format

	US$m	US$m	US$m

Interest receivable	50,471		50,471	Interest income
Interest payable	(19,372)		(19,372)	Interest expense

Net interest income	31,099		31,099	Net interest income
Fees and commissions receivable	15,672	230	15,902	Fee income
Fees and commissions payable	(2,954)		(2,954)	Fee expense
			12,948	Net fee income
Dealing profits	2,619	167	2,786	Trading income
Net investment income on assets backing policyholder liabilities	1,012		1,012	Net investment income on assets backing policyholders’ liabilities
		540	540	Gains less losses from financial investments
Dividend income	622		622	Dividend income
Net earned insurance premiums	5,368		5,368	Net earned insurance premiums
Other operating income	1,781	(168)	1,613	Other operating income

Operating income	55,219	769	55,988	Total operating income

		(4,635)	(4,635)	Net insurance claims incurred and movement in policyholder liabilities
		(6,191)	(6,191)	Loan impairment charges and other credit risk provisions

			45,162	Net operating income
Administrative expenses	(24,224)	24,224
		(14,523)	(14,523)	Employee compensation and benefits
		(9,739)	(9,739)	General and administrative expenses
Depreciation and amortisation	(2,225)	2,225
		(1,731)	(1,731)	Depreciation of property, plant and equipment
		(494)	(494)	Amortisation of intangible assets

			(26,487)	Total operating expenses

Operating profit before provisions	28,770
Provision for bad and doubtful debts	(6,195)	6,195
Provision for contingent liabilities and commitments	(71)	71
Net insurance claims incurred and movement in policyholder liabilities .	(4,635)	4,635
Amounts written off fixed asset investments	2	(2)

Operating profit	17,871	804	18,675	Operating profit

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Consolidated income statement for the year ended 31 December 2004 under IFRSs (except IAS 32, IAS 39 and IFRS 4) (continued)

IFRSs numbers in UK GAAP format		Reclassification		IFRSs numbers in IFRSs format

	US$m	US$m	US$m

Operating profit	17,871	804	18,675	Operating profit
Share of profit in associates and joint ventures	316	(48)	268	Share of profit in associates and joint ventures
Gains on disposal of fixed assets and investments	804	(804)

Profit on ordinary activities before tax	18,991	(48)	18,943	Profit before tax
Tax on profit on ordinary activities	(4,733)	48	(4,685)	Tax expense

Profit on ordinary activities after tax	14,258		14,258	Profit for the year
Minority interests	(1,340)		(1,340)	Profit attributable to minority interests

Profit attributable to shareholders	12,918	–	12,918	Profit attributable to shareholders of the parent company

Back to Contents

Consolidated balance sheet at 31 December 2004 under IFRSs (except IAS 32, IAS 39 and IFRS 4)

IFRSs numbers in UK GAAP format		Reclassification		IFRSs numbers in IFRSs format

	US$m	US$m	US$m

ASSETS				ASSETS
Cash and balances at central banks	9,944		9,944	Cash and balances at central banks
Items in the course of collection from other banks	6,338		6,338	Items in the course of collection from other banks
Treasury bills and other eligible bills	30,481	(30,481)
Hong Kong Government certificates of indebtedness	11,878		11,878	Hong Kong Government certificates of indebtedness
		122,160	122,160	Trading assets
		32,190	32,190	Derivatives
Loans and advances to banks	143,449		143,449	Loans and advances to banks
Loans and advances to customers	672,891		672,891	Loans and advances to customers
Debt securities	248,411	(248,411)
Equity shares	27,719	(27,719)
		185,332	185,332	Financial investments
Interests in associates and joint ventures	3,441		3,441	Interests in associates and joint ventures
Other participating interests	881	(881)
Goodwill and intangible assets	34,495		34,495	Goodwill and intangible assets
Tangible fixed assets	15,624		15,624	Property, plant and equipment
Other assets	55,267	(32,190)	23,077	Other assets
Prepayments and accrued income	19,155		19,155	Prepayments and accrued income

Total assets	1,279,974	–	1,279,974	Total assets

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Consolidated balance sheet at 31 December 2004 under IFRSs (except IAS 32, IAS 39 and IFRS 4) (continued)

IFRSs numbers in UK GAAP format		Reclassification		IFRSs numbers in IFRSs format

	US$m	US$m	US$m

LIABILITIES				LIABILITIES AND EQUITY
				Liabilities
Hong Kong currency notes in circulation	11,878		11,878	Hong Kong currency notes in circulation
Deposits by banks	84,055		84,055	Deposits by banks
Customer accounts	693,072		693,072	Customer accounts
Items in the course of transmission to other banks	5,301		5,301	Items in the course of transmission to other banks
		46,460	46,460	Trading liabilities
		34,988	34,988	Derivatives
Debt securities in issue	211,721		211,721	Debt securities in issue
Retirement benefit liabilities	6,475		6,475	Retirement benefit liabilities
Other liabilities	102,029	(81,448)	20,581	Other liabilities
Liabilities to policyholders under long term assurance business	19,190		19,190	Liabilities to policyholders under long term assurance business
Accruals and deferred income	16,499		16,499	Accruals and deferred income
Provisions for liabilities and charges:				Provisions
– deferred taxation	1,435		1,435	– deferred tax
– other provisions	2,636		2,636	– other provisions
Subordinated liabilities	26,486		26,486	Subordinated liabilities

			1,180,777	Total liabilities
Minority interests	13,675	(13,675)
				Equity
Called up share capital	5,587		5,587	Called up share capital
Share premium account	4,881		4,881	Share premium account
Other reserves	21,667	3,955	25,622	Other reserves
Profit and loss account	53,387	(3,955)	49,432	Retained earnings

Shareholders’ funds	85,522		85,522	Total shareholders’ equity
		13,675	13,675	Minority interests

			99,197	Total equity

Total liabilities	1,279,974	–	1,279,974	Total equity and liabilities

Back to Contents

Consolidated balance sheet at 1 January 2004 under IFRSs (except IAS 32, IAS 39 and IFRS 4)

IFRSs numbers in UK GAAP format		Reclassification		IFRSs numbers in IFRSs format
	US$m	US$m	US$m

ASSETS				ASSETS
Cash and balances at central banks	7,733		7,733	Cash and balances at central banks
Items in the course of collection from other banks	6,628		6,628	Items in the course of collection from other banks
Treasury bills and other eligible bills	20,475	(20,475)
Hong Kong Government certificates of indebtedness	10,987		10,987	Hong Kong Government certificates of indebtedness
		95,416	95,416	Trading assets
		27,436	27,436	Derivatives
Loans and advances to banks	118,034		118,034	Loans and advances to banks
Loans and advances to customers	533,850		533,850	Loans and advances to customers
Debt securities	211,857	(211,857)
Equity shares	18,694	(18,694)
		156,299	156,299	Financial investments
Interests in associates and joint ventures	1,253		1,253	Interests in associates and joint ventures
Other participating interests	690	(690)
Goodwill and intangible assets	31,918		31,918	Goodwill and intangible assets
Tangible fixed assets	13,844		13,844	Property, plant and equipment
Other assets	47,759	(27,435)	20,324	Other assets
Prepayments and accrued income	13,995		13,995	Prepayments and accrued income

Total assets	1,037,717	–	1,037,717	Total assets

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Consolidated balance sheet at 1 January 2004 under IFRSs (except IAS 32, IAS 39 and IFRS 4) (continued)

IFRSs numbers in UK GAAP format			Reclassification		IFRSs numbers in IFRSs format
		US$m	US$m	US$m

LIABILITIES					LIABILITIES AND EQUITY
					Liabilities
Hong Kong currency notes in circulation		10,987		10,987	Hong Kong currency notes in circulation
Deposits by banks		70,439		70,439	Deposits by banks
Customer accounts		573,029		573,029	Customer accounts
Items in the course of transmission to other banks		4,383		4,383	Items in the course of transmission to other banks
			30,127	30,127	Trading liabilities
			27,879	27,879	Derivatives
Debt securities in issue		158,606		158,606	Debt securities in issue
Retirement benefit liabilities		4,982		4,982	Retirement benefit liabilities
Other liabilities		76,501	(58,006)	18,495	Other liabilities
Liabilities to policyholders under long term assurance business		15,168		15,168	Liabilities to policyholders under long term assurance business
Accruals and deferred income		13,714		13,714	Accruals and deferred income
Provisions for liabilities and charges:					Provisions
–	deferred taxation	1,107		1,107	–	deferred tax
–	other provisions	2,751		2,751	–	other provisions
Subordinated liabilities		21,197		21,197	Subordinated liabilities

				952,864	Total liabilities
Minority interests		11,105	(11,105)
					Equity
Called up share capital		5,481		5,481	Called up share capital
Share premium account		4,406		4,406	Share premium account
Other reserves		21,543	645	22,188	Other reserves
Profit and loss account		42,318	(645)	41,673	Retained earnings

Shareholders’ funds		73,748		73,748	Total shareholders’ equity
			11,105	11,105	Minority interests

				84,853	Total equity

Total liabilities		1,037,717	–	1,037,717	Total equity and liabilities

Back to Contents

(e)	Key impact analysis of adopting IAS 32, IAS 39 and IFRS 4 on the opening balance sheet as at 1 January 2005

HSBC’s consolidated balance sheet at 1 January 2005 differed from the closing balance sheet dated 31 December 2004 as the former reflected the first-time adoption of IAS 32 ‘Financial Instruments: Presentation’ (‘IAS 32’), IAS 39 ‘Financial Instruments: Recognition and Measurement’ (‘IAS 39’) and IFRS 4 ‘Insurance Contracts’ (‘IFRS 4’).

For a summary of the principal accounting policies followed in preparing the 2004 comparative information, see Note 2 and (g) below.

Reconciliation of previously reported shareholders’ funds under UK GAAP to total shareholders’ equity under IFRSs at 1 January 2005

At
1 January
2005
US$m

Shareholders’ funds as previously reported under UK GAAP	86,623
Non IAS 32, IAS 39 and IFRS 4 adjustments	(1,101)

Total shareholders’ equity under IFRSs excluding IAS 32, IAS 39 and IFRS 4	85,522

IAS 32, IAS 39 and IFRS 4 adjustments
Derivatives and hedge accounting	(59)
Investment securities	2,026
Fair value option	(812)
Fee income	(151)
Loan impairment	138
Insurance	(192)
Other	303

Total shareholders’ equity under IFRSs	86,775

Explanation of differences

Derivatives and hedge accounting

Under UK GAAP derivatives were classified as trading or non-trading. Trading derivatives were reported at market value in the balance sheet, with movements in market value recognised immediately in the income statement. Non-trading derivatives, which were transacted for hedging and risk management purposes, were accounted for on an accruals basis, equivalent to the assets, liabilities or net positions being hedged.

IAS 39 requires that all derivatives be recognised at fair value in the balance sheet as assets or liabilities. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and its resulting designation, as described in Note 2(k).

The application of IAS 39 as at 1 January 2005 resulted in the recognition of additional assets of US$346 million and additional liabilities of US$49 million relating to the fair values of derivatives at that date which were previously accounted for on an accruals basis. In addition, the carrying values of non-derivative financial instruments subject to fair value hedges were adjusted by US$743 million at 1 January 2005 in relation to the fair value attributable to the hedged risks of those financial instruments. The combined impact on shareholders’ equity at 1 January 2005 was US$59 million, of which US$410 million was taken to the cash flow hedging reserve.

Investment securities

Debt securities and equity shares intended to be held on a continuing basis under UK GAAP were disclosed as investment securities and included in the balance sheet at cost less provision for any permanent diminution in value. Other debt securities and equity shares held for trading purposes were included in the balance sheet at market value.

Under IAS 39, all investment securities (debt securities and equity shares) are classified and disclosed within one of the following three categories: ‘held-to-maturity’; ‘available-for-sale’; or ‘at fair value through profit or loss’. Securities previously classified as held-for-trading purposes remain so classified. The accounting treatment for

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

each of the categories above under IFRSs is described in Note 2. On transition to IFRSs, under IAS 39 HSBC classified most of its investment securities as available-for-sale. This resulted in an available-for-sale reserve of US$1,919 million, representing the cumulative unrealised gain on these securities being recorded within shareholders’ equity.

Following the adoption of IAS 39 in its separate financial statements, HSBC Holdings has reclassified its investments in debt securities from ‘Investments – debt securities of HSBC undertakings’ to available-for-sale financial investments. This has resulted in the recording within total shareholders’ equity of an available-for-sale reserve of US$464 million, representing the cumulative unrealised gains on these securities.

Fair value option

Under IAS 39, financial assets and financial liabilities may be designated at fair value if they meet the criteria set out in the ‘Amendment to IAS 39 Financial Instruments: Recognition and Measurement: The Fair Value Option’ (‘the Amendment’). HSBC has designated at fair value at 1 January 2005 certain loans and advances to customers, financial investments, and some own debt issued which satisfied the criteria in the Amendment. This had the impact of reducing shareholders’ equity by US$812 million on 1 January 2005.

HSBC Holdings has designated at fair value at 1 January 2005 certain subordinated liabilities which satisfied the criteria in the Amendment. This had the effect of reducing total shareholders’ equity by US$317 million at 1 January 2005.

Fee income

Fee income was previously accounted for in the period when receivable, except when charged to cover the costs of a continuing service to, or risk borne for, the customer, or was interest in nature. In these cases, income was recognised on an appropriate basis over the relevant period. Under IFRSs, the main change in accounting relates to loan fee income and incremental directly attributable loan origination costs, which are amortised to the income statement over the expected life of the loan as part of the effective interest calculation. This resulted in a reduction in shareholders’ equity of US$151 million, as previously recognised fees after deduction of directly attributable costs were reversed and spread forward over the residual term of the financial instrument.

Non-equity minority interest reclassification

Preference shares issued by subsidiaries were previously classified in the balance sheet as non-equity minority interests with preference share dividends recorded as non-equity minority interests in the income statement. Under IAS 32, preference shares are generally classified in the balance sheet as liabilities. This had the impact of increasing liabilities by US$10,218 million at 1 January 2005.

Loan impairment

Under HSBC’s UK GAAP accounting policies, loans in the consumer finance business were written off to the income statement in accordance with a predetermined overdue status.

Under IAS 39, impairment losses are recognised when an entity has objective evidence that an advance is impaired. Impairment under IAS 39 is calculated on a discounted future cash flow basis and does not result in an impaired loan being fully written off until it is considered that cash flows will no longer be received.

This change in the recognition basis of cash recoveries has resulted in an asset of US$364 million at 1 January 2005 being the reinstatement of that portion of the previously written off loans that, based on historical evidence, is recoverable.

Insurance

Under UK GAAP, a value was placed on HSBC’s interest in long-term assurance business, including a valuation of the discounted future earnings expected to emerge from business currently in force. From 1 January 2005, only long-term contracts meeting the definition of an insurance contract under IFRS 4 continue to be accounted for in this way. Long-term contracts not transferring significant insurance risk, referred to as investment contracts, are accounted for as financial instruments. Accordingly, it is no longer possible to include for such contracts an asset representing the value of the discounted future earnings expected to emerge from business currently in force, leading to a reduction in equity of US$192 million. Income on such contracts will be

Back to Contents

recognised in later periods, as investment management fees and incremental directly attributable costs are spread over the period in which the services are provided.

Offsetting of financial assets and financial liabilities

Under UK GAAP the netting of asset and liability balances in the balance sheet is only allowed when there is the ability to insist on net settlement. Under IAS 32 the offsetting of financial assets and financial liabilities is only allowed when there is a legally enforceable right to offset and the intention to settle net. The change from an ability to insist on net settlement to an intention to settle on a net basis is not in line with market practice in a number of areas. As a result of this change certain financial instruments have been presented gross on the balance sheet. This has increased total assets by US$87,772 million.

Acceptances were accounted for on a net basis under UK GAAP. There was no grossing up of the amount to be paid and the amount receivable from the originator, and thus no balance appeared on the balance sheet for these products. Under IAS 39 it is necessary to recognise a liability for acceptances from the date of acceptance. A corresponding asset due from the originator is also recognised. This resulted in a gross up of the balance sheet of US$7,214 million, with no impact on shareholders’ equity.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

(f)	Reconciliation of consolidated balance sheets at 31 December 2004 and 1 January 2005

Adjustments to HSBC’s balance sheet under IFRSs at 31 December 2004 to incorporate its accounting policies under IFRSs at 1 January 2005 (see Note 2) are set out below:

		Effect of adopting IAS 32, IAS 39 and IFRS 4

	IFRSs at 31 December	Derivatives and hedge	Investment	Fair value	Fee	Non-equity reclassi-	Loan			Reclassi-			IFRSs at 1 January
	2004	accounting	securities	option	income	fication	impairment	Insurance	Offsetting	fications	Other	Total	2005
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

ASSETS
Cash and balances at
central banks	9,944	–	–	–	–	–	–	–	–	–	8	8	9,952
Items in the course of
collection from
other banks	6,338	–	–	–	–	–	–	–	–	–	14	14	6,352
Hong Kong
Government
certificates of
indebtedness	11,878	–	–	–	–	–	–	–	–	–	–	–	11,878
Trading assets	122,160	112	–	(3,762)	(40)	–	–	17	–	(2,547)	55	(6,165)	115,995
Financial assets
designated at
fair value	–	7	–	14,722	–	–	–	–	–	–	–	14,729	14,729
Derivatives	32,190	6,338	–	2,285	–	–	–	–	4,596	9,800	(2)	23,017	55,207
Loans and advances
to banks	143,449	551	–	(656)	–	–	–	–	–	(1)	(222)	(328)	143,121
Loans and advances
to customers	672,891	1	–	(1,978)	(223)	–	364	–	66,442	2,800	(1,822)	65,584	738,475
Financial
investments	185,332	55	2,546	(8,325)	(12)	–	–	637	1,072	491	173	(3,363)	181,969
Interests in associates
and joint ventures	3,441	17	(3)	–	–	–	–	9	–	–	–	23	3,464
Goodwill and
intangible assets .	34,495	–	–	–	–	–	–	(384)	–	–	3	(381)	34,114
Property, plant and
equipment	15,624	–	–	–	–	–	–	–	–	–	–	–	15,624
Other assets	23,077	(104)	(51)	313	(13)	–	(87)	(639)	15,570	(10,543)	(193)	4,253	27,330
Prepayments and
accrued income	19,155	(5,992)	(43)	(1,643)	189	–	(144)	–	92	–	(57)	(7,598)	11,557

Total assets	1,279,974	985	2,449	956	(99)	–	133	(360)	87,772	–	(2,043)	89,793	1,369,767

Back to Contents

Reconciliation of consolidated balance sheets at 31 December 2004 and 1 January 2005 (continued)

		Effect of adopting IAS 32, IAS 39 and IFRS 4

	IFRSs at 31 December	Derivatives and hedge	Investment	Fair value	Fee	Non-equity reclassi-	Loan			Reclassi-			IFRSs at 1 January
	2004	accounting	securities	option	income	fication	impairment	Insurance	Offsetting	fications	Other	Total	2005
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

LIABILITIES AND
EQUITY
Liabilities
Hong Kong
currency notes
in circulation	11,878	–	–	–	–	–	–	–	–	–	–	–	11,878
Deposits by banks	84,055	246	–	(101)	–	–	–	–	–	(6,609)	(9)	(6,473)	77,582
Customer accounts .	693,072	22	–	(5,203)	16	–	–	6,322	65,010	(25,992)	(1,619)	38,556	731,628
Items in the course
of transmission
to other banks	5,301	–	–	–	–	–	–	–	–	–	–	–	5,301
Trading liabilities	46,460	–	–	101	–	–	–	–	1,070	45,375	(117)	46,429	92,889
Financial liabilities
designated at
fair value	–	2	–	53,815	–	–	–	3,662	–	–	–	57,479	57,479
Derivatives	34,988	3,151	–	90	–	–	–	23	5,916	9,197	(96)	18,281	53,269
Debt securities in
issue	211,721	(141)	(62)	(26,503)	(1)	–	–	–	(339)	(12,925)	42	(39,929)	171,792
Retirement benefit
liabilities	6,475	–	–	–	–		–	–	–	–	7	7	6,482
Other liabilities	20,581	693	39	–	88	–	4	(2,813)	16,010	(9,046)	(69)	4,906	25,487
Liabilities under
insurance
contracts issued	–	–	–	–	–	–	–	11,917	–	1,026	–	12,943	12,943
Liabilities to
policyholders[1]	19,190	–	–	–	–	–	–	(19,190)	–	–	–	(19,190)	–
Accruals and
deferred income	16,499	(3,102)	1	(20)	(11)	–	–	–	105	–	(38)	(3,065)	13,434
Provisions
– deferred taxation	1,435	69	364	(111)	(40)	–	(9)	(89)	–	–	(325)	(141)	1,294
– other provisions	2,636	–	–	–	–	–	–	–	–	(1,026)	(7)	(1,033)	1,603
Subordinated
liabilities	26,486	104	–	(20,300)	–	10,114	–	–	–	–	(71)	(10,153)	16,333

Total liabilities	1,180,777	1,044	342	1,768	52	10,114	(5)	(168)	87,772	–	(2,302)	98,617	1,279,394

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Reconciliation of consolidated balance sheets at 31 December 2004 and 1 January 2005 (continued)

		Effect of adopting IAS 32, IAS 39 and IFRS 4

	IFRSs at 31 December	Derivatives and hedge	Investment	Fair value	Fee and commission	Non-equity reclassi-	Loan			Reclassi-			IFRSs at 1 January
	2004	accounting	securities	option	income	fication	impairment	Insurance	Offsetting	fications	Other	Total	2005
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Total liabilities	1,180,777	1,044	342	1,768	52	10,114	(5)	(168)	87,772	–	(2,302)	98,617	1,279,394

Equity
Called up share
capital	5,587	–	–	–	–	–	–	–	–	–	–	–	5,587
Share premium
account	4,881	–	–	–	–	–	–	–	–	–	–	–	4,881
Other reserves	25,622	410	1,919	52	–	–	–	–	–	(16)	650	3,015	28,637
Retained earnings	49,432	(469)	107	(864)	(151)	–	138	(192)	–	16	(347)	(1,762)	47,670

Total shareholders’
equity	85,522	(59)	2,026	(812)	(151)	–	138	(192)	–	–	303	1,253	86,775
Minority interests	13,675	–	81	–	–	(10,114)	–	–	–	–	(44)	(10,077)	3,598

Total equity	99,197	(59)	2,107	(812)	(151)	(10,114)	138	(192)	–	–	259	(8,824)	90,373

Total equity and
liabilities	1,279,974	985	2,449	956	(99)	–	133	(360)	87,772	–	(2,043)	89,793	1,369,767

1	Liabilities to policyholders under long-term assurance business

Back to Contents
(g)	Principal accounting policies which only apply to the 2004 comparative information

Apart from the exceptions noted below, the same principal accounting policies apply to financial information disclosed in respect of both 2005 (see Note 2) and 2004. The following accounting policies only apply to the 2004 comparatives:

Interest income and expense

Interest income was recognised in the income statement as it accrued, except in the case of impaired loans and advances.

Premiums and discounts on the issue of debt and fair value adjustments to debt arising on acquisitions were amortised to interest payable so as to give a constant rate over the life of the debt. When debt was callable, either by HSBC or the holder, the premium or discount was amortised over the period to the earliest call date.

Non interest income

Fee income

Fee income was accounted for as follows:

	–	income earned on the execution of a significant act was recognised as revenue when the act had been completed (for example, commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party, such as the arrangement for the acquisition of shares or other securities);

	–	income earned from the provision of services was recognised as revenue as the services were provided (for example, asset management, portfolio and other management advisory and service fees); and

	–	income which was interest in nature was recognised on an appropriate basis over the relevant period and recorded in ‘Interest income’.

Trading income

Trading income comprised gains and losses from the mark-to-market movements of trading instruments. Interest income, expense and dividends were presented in ‘Interest income’, ‘Interest expense’ and ‘Dividend income’ respectively.

Loans and advances to banks and customers

Loans and advances to banks and customers included loans and advances originated by HSBC which were not intended to be sold in the short term and had not been classified as held for trading. Loans and advances were recognised when cash was advanced to borrowers. They were measured at amortised cost less provisions for bad and doubtful loans and advances.

Impaired loans and advances

It was HSBC’s policy that each operating company would make provisions for impaired loans and advances when there was objective evidence of impairment. There were two basic types of provision, specific and general, each of which was considered in terms of the charge and the amount outstanding.

Specific provisions

Specific provisions represented the quantification of actual and inherent losses from homogeneous portfolios of assets and individually identified accounts. Specific provisions were deducted from loans and advances in the balance sheet. The majority of specific provisions were determined on a portfolio basis.

Portfolios

When homogeneous groups of assets were reviewed on a portfolio basis, two alternative methods were used to calculate specific provisions:

	–	When appropriate empirical evidence was available, HSBC utilised roll rate methodology (a statistical analysis of historical trends of the probability of default and amount of consequential loss, assessed at the

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

end of each time period for which payments were overdue), other historical data and an evaluation of current economic conditions to calculate an appropriate level of specific provision based on inherent loss. Additionally, in certain highly developed markets, sophisticated models taking into account behavioural and account management trends such as bankruptcy and rescheduling statistics were used. Roll rates were regularly benchmarked against actual outcomes to ensure they remained appropriate.

–	In other cases, when information was insufficient or not sufficiently reliable to adopt a roll rate methodology, HSBC adopted a formulaic approach which allocated progressively higher loss rates in line with the period of time for which a customer’s loan was overdue.

Individually assessed accounts

Specific provisions on individually assessed accounts were determined by an evaluation of the exposures on a case-by-case basis. This procedure was applied to all accounts that did not qualify for, or were not subject to, a portfolio-based approach. In determining such provisions on individually assessed accounts, the following factors were considered:

–	HSBC’s aggregate exposure to the customer (including contingent liabilities);

–	the viability of the customer’s business model and its capability to trade successfully out of financial difficulties and generate sufficient cash flow to service its debt obligations;

–	the likely dividend available on liquidation or bankruptcy;

–	the extent of other creditors’ commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;

–	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties were evident;

–	the amount and timing of expected receipts and recoveries;

–	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

–	the deduction of any costs involved in recovery of amounts outstanding;

–	the ability of the borrower to obtain, and make payments in, the currency of the loan if not in local currency; and

–	when available, the secondary market price of the debt.

Releases of individually calculated specific provisions were recognised whenever HSBC had reasonable evidence that the established estimate of loss had reduced.

Cross-border exposures

Specific provisions were established in respect of cross-border exposures to countries assessed by management to be vulnerable to foreign currency payment restrictions. This assessment included analysis of both economic and political factors.

Provisions were applied to all qualifying exposures within these countries unless these exposures:

–	were performing, trade-related and of less than one year’s maturity;

–	were mitigated by acceptable security cover which was, other than in exceptional cases, held outside the country concerned; or

–	were represented by securities held for trading purposes for which a liquid and active market existed, and which were marked to market daily.

General provisions

General provisions augmented specific provisions and provided cover for loans that were impaired at the balance sheet date but which would not be individually identified as such until some time in the future. HSBC required operating companies to maintain a general provision, which was determined after taking into account:

Back to Contents
–	historical loss experience in portfolios of similar risk characteristics (for example, by industry sector, loan grade or product);

–	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of a specific provision against that loss; and

–	management’s judgement as to whether the then economic and credit conditions were such that the actual level of inherent loss was likely to be greater or less than that suggested by historical experience.

The estimated period between a loss occurring and its identification (as evidenced by the establishment of a specific provision for that loss) was determined by local management for each identified portfolio.

Loans on which interest was being suspended and non-accrual loans

Loans were designated as non-performing as soon as management had doubts as to the ultimate collectibility of principal or interest or when contractual payments of principal or interest were 90 days overdue. When a loan was designated as non-performing, interest was not normally credited to the income statement and either interest accruals ceased (‘non-accrual loans’) or interest was credited to an interest suspense account in the balance sheet which was netted against the relevant loan (‘suspended interest’).

Within portfolios of low value, high volume, homogeneous loans, interest was normally suspended on facilities 90 days or more overdue. In certain operating subsidiaries, interest income on credit cards may have continued to be included in earnings after the account was 90 days overdue, provided that a suitable provision was raised against the portion of accrued interest which was considered to be irrecoverable.

The designation of a loan as non-performing and the suspension of interest could be deferred for up to 12 months in either of the following situations:

–	cash collateral was held covering the total of principal and interest due and the right of offset was legally sound; or

–	the value of any net realisable tangible security was considered more than sufficient to cover the full repayment of all principal and interest due, and credit approval had been given to the rolling-up or capitalisation of interest payments.

In certain subsidiaries, principally those in the UK and Hong Kong, interest on non-performing loans was charged to the customer’s account provided that there was a realistic prospect of interest being paid at some future date. However, the interest was not credited to the income statement but to an interest suspense account in the balance sheet, which was netted against the relevant loan.

In other subsidiaries, when the probability of receiving interest payments was remote, interest was no longer accrued and any suspended interest balance was written off.

On receipt of cash (other than from the realisation of security), the overall risk was re-evaluated and, if appropriate, suspended or non-accrual interest was recovered and taken to the income statement. A specific provision of the same amount as the interest receipt was then raised against the principal balance. Amounts received from the realisation of security were applied to the repayment of outstanding indebtedness, with any surplus used first to recover any specific provisions and then suspended interest.

Loans were not reclassified as accruing until interest and principal payments were up to date and future payments were reasonably assured.

Loan write-offs

Loans (and the related provisions) were normally written off, either partially or in full, when there was no realistic prospect of recovery of these amounts and when the proceeds from realising security had been received.

Trading assets and trading liabilities

Treasury bills, debt securities, equity shares and short positions in securities were included in ‘Trading assets’ or ‘Trading liabilities’ in the balance sheet at market value. Changes in the market value of these assets and liabilities were recognised in the income statement as ‘Trading income’ as they arose. For liquid portfolios, market values were determined by reference to independently sourced mid-market prices. In certain less liquid

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

portfolios, securities were valued by reference to bid or offer prices as appropriate. When independent prices were not available, market values were estimated by discounting the expected future cash flows using a suitable interest rate adjusted for the counterparty’s credit risk. Interest income, interest expense and dividends arising from trading assets and liabilities were aggregated in the income statement with similar amounts arising from other activities.

Financial investments

Treasury bills, debt securities and equity shares intended to be held on a continuing basis were classified as financial investments and included in the balance sheet at cost less provision for any permanent diminution in value.

When dated financial investments had been purchased at a premium or discount, those premiums and discounts were amortised through the income statement over the period from the date of purchase to the date of maturity so as to give a constant rate of return. If the maturity was at the borrowers’ option within a specified range of years, the earliest maturity was adopted. Those financial investments were included in the balance sheet at cost adjusted for the amortisation of premiums and discounts arising on acquisition. The amortisation of premiums and discounts was included in ‘Interest income’. Any gain or loss on realisation of these securities was recognised in ‘Gains less losses from financial investments’ in the income statement as it arose.

Derivatives

Derivative financial instruments comprised futures, forward, swap and option transactions undertaken by HSBC in the foreign exchange, interest rate, equity, credit derivative, and commodity markets that were held off-balance sheet. Netting was applied where a legal right of offset existed.

Accounting for these instruments was dependent upon whether the transactions were undertaken for trading or non-trading purposes.

Trading transactions

Trading transactions included transactions undertaken for market-making, to service customers’ needs and for proprietary purposes, as well as any related hedges.

Transactions undertaken for trading purposes were marked to market and the net present value of any gain or loss arising was recognised in the income statement as ‘Trading income’, after appropriate deferrals for unearned credit margins and future servicing costs. Derivative trading transactions were valued by reference to an independent liquid price when this was available. For those transactions with no readily available quoted prices, predominantly over the counter transactions, market values were determined by reference to independently sourced rates, using valuation models. If market observable data was not available, the entire initial change in fair value indicated by the valuation model, but based on unobservable inputs, was not recognised immediately in the income statement. This amount was held back and recognised over the life of the transaction where appropriate, or released to the income statement when the inputs became observable, or when the transaction matured or was closed out. Adjustments were made for illiquid positions where appropriate.

Assets, including gains, resulting from derivative exchange rate, interest rate, equities, credit derivative and commodity contracts which were marked to market were included in ‘Derivatives’ on the assets side of the balance sheet. Liabilities, including losses, resulting from such contracts, were included in ‘Derivatives’ on the liabilities side of the balance sheet.

Non-trading transactions

Non-trading transactions, which were those undertaken for hedging purposes as part of HSBC’s risk management strategy against cash flows, assets, liabilities or positions, were measured on an accrual basis. Non-trading transactions included qualifying hedges and positions that synthetically altered the characteristics of specified financial instruments.

Non-trading transactions were accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any gain or loss arising was recognised on the same basis as that arising from the related assets, liabilities or positions.

Back to Contents
To qualify as a hedge, a derivative was required effectively to reduce the price, foreign exchange or interest rate risk of the asset, liability or anticipated transaction to which it was linked and be capable of designation as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative were required to be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. If these criteria were met, the derivative was accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes included swaps, forwards and futures. Interest rate swaps were also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument had to be linked to specific individual, or pools of similar, assets or liabilities by the notional principal and interest rate risks of the associated instruments, and had to achieve a result that was consistent with defined risk management objectives. If these criteria were met, accruals-based accounting was applied, that is income or expense was recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement.

Any gain or loss arising on the termination of a qualifying derivative was deferred and amortised to earnings over the original life of the terminated contract. When the underlying asset, liability or position was sold or terminated, the qualifying derivative was immediately marked to market and any gain or loss arising was taken to the income statement.

Insurance contracts

The value of in-force long-term assurance business was determined by discounting future earnings expected to emerge from business then in force, using appropriate assumptions in assessing factors such as recent experience and general economic conditions. Movements in the value of in-force long-term assurance business were included in ‘Other operating income’ on a gross of tax basis.

Debt securities in issue and subordinated liabilities

Debt securities in issue were initially measured at fair value, which was the consideration received net of transaction costs incurred. Premiums and discounts on the issue of debt and fair value adjustments to debt arising on acquisitions were amortised to interest payable so as to give a constant interest rate over the life of the debt. Where debt was callable, either by HSBC or the holder, the premium or discount was amortised over the period to the earliest call date.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

(h)	Impact of the transition to IFRSs on the financial position of HSBC Holdings

Reconciliation of previously reported shareholders’ funds under UK GAAP to total shareholders’ equity under IFRSs at 31 December 2004 and 1 January 2004

	At	At
	31 December	1 January
	2004	2004
	US$m	US$m

Shareholders’ funds as previously reported under UK GAAP	86,623	74,473

Dividends	1,662	1,377
Investments in subsidiaries	(38,172)	(26,388)
Other	(4)	(4)

Total shareholders’ equity under IFRSs	50,109	49,458

For an explanation of the main differences between UK GAAP and IFRSs applicable to HSBC Holdings, see Note (b).

HSBC Holdings balance sheet at 31 December 2004
	UK GAAP	Effect of	IFRSs
		transition	(except IAS 32
	IFRSs format	to IFRSs	and IAS 39)
	US$m	US$m	US$m
ASSETS
Cash at bank and in hand – balances with HSBC undertakings	246	–	246
Derivatives	1,643	–	1,643
Loans and advances to HSBC undertakings	16,917	(281)	16,636
Financial investments	1,885	–	1,885
Investments in subsidiaries	94,885	(39,217)	55,668
Property, plant and equipment	2	–	2
Other assets	632	–	632
Prepayments and accrued income	48	(43)	5

	116,258	(39,541)	76,717

LIABILITIES AND EQUITY
Liabilities
Amounts owed to HSBC undertakings	7,352	–	7,352
Derivatives	10	–	10
Other liabilities	4,214	(3,016)	1,198
Accruals and deferred income	172	–	172
Deferred taxation	75	(11)	64
Subordinated liabilities	17,812	–	17,812

	29,635	(3,027)	26,608

Equity
Called up share capital	5,587	–	5,587
Share premium account	4,881	–	4,881
Merger reserve and other reserves	–	28,942	28,942
Other reserves	69,362	(67,622)	1,740
Retained earnings	6,793	2,166	8,959

	86,623	(36,514)	50,109

	116,258	(39,541)	76,717

Back to Contents
HSBC Holdings balance sheet at 1 January 2004
		Effect of	IFRSs
	UK GAAP	transition	(except IAS 32
	IFRSs format	to IFRSs	and IAS 39)
	US$m	US$m	US$m
ASSETS
Cash at bank and in hand – balances with HSBC undertakings	901	–	901
Derivatives	743	–	743
Loans and advances to HSBC undertakings	14,978	(197)	14,781
Financial investments	1,175	–	1,175
Investments in subsidiaries	79,326	(27,412)	51,914
Property, plant and equipment	2	–	2
Other assets	588	–	588
Prepayments and accrued income	44	(44)	–

	97,757	(27,653)	70,104

LIABILITIES AND EQUITY
Liabilities
Amounts owed to HSBC undertakings	6,179	–	6,179
Derivatives	38	–	38
Other liabilities	3,936	(2,627)	1,309
Accruals and deferred income	223	–	223
Deferred taxation	93	(11)	82
Subordinated liabilities	12,815	–	12,815

	23,284	(2,638)	20,646

Equity
Called up share capital	5,481	–	5,481
Share premium account	4,406	–	4,406
Merger reserve and other reserves	–	28,942	28,942
Other reserves	57,526	(55,867)	1,659
Retained earnings	7,060	1,910	8,970

	74,473	(25,015)	49,458

	97,757	(27,653)	70,104

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

HSBC Holdings balance sheet at 31 December 2004

Adjustments to conform HSBC Holdings balance sheet under UK GAAP at 31 December 2004 to its accounting policies under IFRSs are set out below:

		UK GAAP	Effect of transition to IFRSs				IFRSs (except IAS 32 and IAS 39)

			Dividends	Investments in subsidiaries	Other	Total
		US$m	US$m	US$m	US$m	US$m	US$m

FIXED ASSETS
Tangible assets		2	–	–	–	–	2
Investments:
–	shares in HSBC undertakings	94,885	–	(39,217)	–	(39,217)	55,668
–	loans to HSBC undertakings	4,712	–	1,045	–	1,045	5,757
–	debt securities of HSBC undertakings	1,885	–	–	–	–	1,885
–	other investments other than loans	581	–	–	–	–	581

		102,065	–	(38,172)	–	(38,172)	63,893

CURRENT ASSETS
Debtors:

–	money market deposits with HSBC undertakings	7,036	–	–	–	–	7,036
–	other amounts owed by HSBC undertakings	5,131	(1,354)	–	28	(1,326)	3,805
–	amounts owed by HSBC undertakings				–
	(falling due after more than 1 year)	1,680	–	–		–	1,680
–	other debtors	100	–	–	(43)	(43)	57

		13,947	(1,354)	–	(15)	(1,369)	12,578
Cash at bank and in hand:
–	balances with HSBC undertakings	246	–	–	–	–	246

		14,193	(1,354)	–	(15)	(1,369)	12,824

CREDITORS: amounts falling due within 1 year

Amounts owed to HSBC undertakings		(858)	–	–	–	–	(858)
Other creditors		(191)	–	–	–	–	(191)
Dividends declared		(4,205)	3,016	–	–	3,016	(1,189)

		(5,254)	3,016	–	–	3,016	(2,238)

NET CURRENT ASSETS		8,939	1,662	–	(15)	1,647	10,586

TOTAL ASSETS LESS CURRENT LIABILITIES		111,004	1,662	(38,172)	(15)	(36,525)	74,479

CREDITORS: amounts falling due after more than 1 year
Subordinated liabilities:
–	owed to third parties	(9,669)	–	–	–	–	(9,669)
–	owed to HSBC undertakings	(8,143)	–	–	–	–	(8,143)
Amounts owed to HSBC undertakings		(6,494)	–	–	–	–	(6,494)

PROVISIONS FOR LIABILITIES AND CHARGES
Deferred taxation		(75)	–	–	11	11	(64)

NET ASSETS		86,623	1,662	(38,172)	(4)	(36,514)	50,109

CAPITAL AND RESERVES
Called up share capital		5,587	–	–	–	–	5,587
Share premium account		4,881	–	–	–	–	4,881
Revaluation reserve		68,963	–	(40,021)	–	(40,021)	28,942
Reserve in respect of obligations under subsidiary share options		399	–	1,299	42	1,341	1,740
Profit and loss account		6,793	1,662	550	(46)	2,166	8,959

		86,623	1,662	(38,172)	(4)	(36,514)	50,109

Back to Contents
HSBC Holdings balance sheet at 1 January 2004

Adjustments to conform HSBC Holdings balance sheet under UK GAAP at 1 January 2004 to its accounting policies under IFRSs are set out below:

		UK GAAP	Effect of transition to IFRSs				IFRSs (except IAS 32 and IAS 39)

			Dividends	Investments in subsidiaries	Other	Total
		US$m	US$m	US$m	US$m	US$m	US$m

FIXED ASSETS
Tangible assets		2	–	–	–	–	2
Investments:
–	shares in HSBC undertakings	79,326	–	(27,412)	–	(27,412)	51,914
–	loans to HSBC undertakings	3,788	–	1,024	–	1,024	4,812
–	debt securities of HSBC undertakings	1,175	–	–	–	–	1,175
–	other investments other than loans	537	–	–	–	–	537

		84,828	–	(26,388)	–	(26,388)	58,440

CURRENT ASSETS
Debtors:
–	money market deposits with HSBC undertakings	6,995	–	–	–	–	6,995
–	other amounts owed by HSBC undertakings	2,526	(1,250)	–	29	(1,221)	1,305
–	amounts owed by HSBC undertakings
	(falling due after more than 1 year)	2,412	–	–	–	–	2,412
–	other debtors	95	–	–	(44)	(44)	51

		12,028	(1,250)	–	(15)	(1,265)	10,763
Cash at bank and in hand:
–	balances with HSBC undertakings	901	–	–	–	–	901

		12,929	(1,250)	–	(15)	(1,265)	11,664

CREDITORS: amounts falling due within 1 year
Amounts owed to HSBC undertakings		(700)	–	–	–	–	(700)
Other creditors		(261)	–	–	–	–	(261)
Dividends declared		(3,936)	2,627	–	–	2,627	(1,309)

		(4,897)	2,627	–	–	2,627	(2,270)

NET CURRENT ASSETS		8,032	1,377	–	(15)	1,362	9,394

TOTAL ASSETS LESS CURRENT LIABILITIES		92,860	1,377	(26,388)	(15)	(25,026)	67,834

CREDITORS: amounts falling due after more than 1 year
Subordinated liabilities
–	owed to third parties	(5,970)	–	–	–	–	(5,970)
–	owed to HSBC undertakings	(6,845)	–	–	–	–	(6,845)
Amounts owed to HSBC undertakings		(5,479)	–	–	–	–	(5,479)

PROVISIONS FOR LIABILITIES AND CHARGES
Deferred taxation		(93)	–	–	11	11	(82)

NET ASSETS		74,473	1,377	(26,388)	(4)	(25,015)	49,458

CAPITAL AND RESERVES
Called up share capital		5,481	–	–	–	–	5,481
Share premium account		4,406	–	–	–	–	4,406
Revaluation reserve		57,041	–	(28,099)	–	(28,099)	28,942
Reserve in respect of obligations under subsidiary share options		485	–	1,163	11	1,174	1,659
Profit and loss account		7,060	1,377	548	(15)	1,910	8,970

		74,473	1,377	(26,388)	(4)	(25,015)	49,458

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Analysis of the effect of IAS 1 'Presentation of Financial Statements' on the financial position of HSBC Holdings at 31 December 2004 and 1 January 2004

HSBC Holdings balance sheet at 31 December 2004 under IFRSs (except IAS 32 and IAS 39)

IFRSs numbers in UK GAAP format			Reclassification		IFRSs numbers in IFRSs format
		US$m	US$m	US$m

ASSETS					ASSETS
Fixed assets
			246	246	Cash at bank and in hand – balances with HSBC undertakings
Tangible assets		2	(2)
			1,643	1,643	Derivatives
			16,636	16,636	Loans and advances to HSBC undertakings
Investments:			1,885	1,885	Financial investments
–	shares in HSBC undertakings	55,668	–	55,668	Investments in subsidiaries
–	loans to HSBC undertakings	5,757	(5,757)
–	debt securities of HSBC undertakings	1,885	(1,885)
–	other investments other than loans	581	(581)
			2	2	Property, plant and equipment
			632	632	Other assets
			5	5	Prepayments and accrued income

		63,893

Current assets
Debtors:
–	money market deposits with HSBC undertakings	7,036	(7,036)
–	other amounts owed by HSBC undertakings	3,805	(3,805)
–	amounts owed by HSBC undertakings (falling due after more than 1 year)	1,680	(1,680)

–	other debtors	57	(57)

		12,578
Cash at bank and in hand
–	balances with HSBC undertakings	246	(246)

		12,824

			–	76,717	Total assets

Back to Contents
HSBC Holdings balance sheet at 31 December 2004 under IFRSs (except IAS 32 and IAS 39) (continued)
IFRSs numbers in UK GAAP format

			Reclassification		IFRSs numbers in IFRSs format
		US$m	US$m	US$m

					LIABILITIES AND EQUITY
Creditors: amounts falling due within 1 year					Liabilities
Amounts owed to HSBC undertakings		858	6,494	7,352	Amounts owed to HSBC undertakings
Other creditors		191	(191)
			10	10	Derivatives
Dividends declared		1,189	9	1,198	Other liabilities
			172	172	Accruals and deferred income
			64	64	Deferred taxation

		2,238

Net current assets		10,586

Total assets less current liabilities		74,479
Creditors: amounts falling due after more than 1 year
Subordinated liabilities			17,812	17,812	Subordinated liabilities
–	owed to third parties	9,669	(9,669)
–	owed to HSBC undertakings	8,143	(8,143)
Amounts owed to HSBC undertakings		6,494	(6,494)
Provisions for liabilities and charges
Deferred taxation		64	(64)

				26,608	Total liabilities

Net assets		50,109

Capital and reserves					Equity
Called up share capital		5,587	–	5,587	Called up share capital
Share premium account		4,881	–	4,881	Share premium account
Revaluation reserve		28,942	–	28,942	Merger reserve and other reserves
Reserve in respect of obligations under subsidiary share options		1,740	–	1,740	Other reserves
Profit and loss account		8,959	–	8,959	Retained earnings

		50,109	–	50,109	Total equity

				76,717	Total equity and liabilities

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

HSBC Holdings balance sheet at 1 January 2004 under IFRSs (except IAS 32 and IAS 39)

IFRSs numbers in UK GAAP format			Reclassification		IFRSs numbers in IFRSs format
		US$m	US$m	US$m

ASSETS					ASSETS
Fixed assets
			901	901	Cash at bank and in hand – balances with HSBC undertakings
Tangible assets		2	(2)
			743	743	Derivatives
			14,781	14,781	Loans and advances to HSBC undertakings
Investments:			1,175	1,175	Financial investments
–	shares in HSBC undertakings	51,914	–	51,914	Investments in subsidiaries
–	loans to HSBC undertakings	4,812	(4,812)
–	debt securities of HSBC undertakings	1,175	(1,175)
–	other investments other than loans	537	(537)
			2	2	Property, plant and equipment
			588	588	Other assets

		58,440

Current assets
Debtors:
–	money market deposits with HSBC undertakings	6,995	(6,995)
–	other amounts owed by HSBC undertakings	1,305	(1,305)
–	amounts owed by HSBC undertakings (falling due after more than 1 year)	2,412	(2,412)
–	other debtors	51	(51)

		10,763
Cash at bank and in hand
–	balances with HSBC undertakings	901	(901)

		11,664

			–	70,104	Total assets

Back to Contents
HSBC Holdings balance sheet at 1 January 2004 under IFRSs (except IAS 32 and IAS 39) (continued)

IFRSs numbers in UK GAAP format			Reclassification		IFRSs numbers in IFRSs format
		US$m	US$m	US$m

					LIABILITIES AND EQUITY
Creditors: amounts falling due within 1 year					Liabilities
Amounts owed to HSBC undertakings		700	5,479	6,179	Amounts owed to HSBC undertakings
Other creditors		261	(261)
			38	38	Derivatives
Dividends declared		1,309	–	1,309	Other liabilities
			223	223	Accruals and deferred income
			82	82	Deferred taxation

		2,270

Net current assets		9,394

Total assets less current liabilities		67,834
Creditors: amounts falling due after more than 1 year
Subordinated liabilities			12,815	12,815	Subordinated liabilities
–	owed to third parties	5,970	(5,970)
–	owed to HSBC undertakings	6,845	(6,845)
Amounts owed to HSBC undertakings		5,479	(5,479)

		18,294
Provisions for liabilities and charges
Deferred taxation		82	(82)

				20,646	Total liabilities

Net assets		49,458

Capital and reserves					Equity
Called up share capital		5,481	–	5,481	Called up share capital
Share premium account		4,406	–	4,406	Share premium account
Revaluation reserve		28,942	–	28,942	Merger reserve and other reserves
Reserve in respect of obligations under subsidiary share options		1,659	–	1,659	Other reserves
Profit and loss account		8,970	–	8,970	Retained earnings

		49,458	–	49,458	Total equity

				70,104	Total equity and liabilities

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Key impact analysis of adopting IAS 32 and IAS 39 on HSBC Holdings’ opening balance sheet as at 1 January 2005

Reconciliation of previously reported shareholders’ funds under UK GAAP to total shareholders’ equity under IFRSs at 1 January 2005

At
1 January
2005
US$m

Shareholders’ funds as previously reported under UK GAAP	86,623
Non IAS 32, and IAS 39 adjustments	(36,514)

Total shareholders’ equity under IFRSs excluding IAS 32 and IAS 39	50,109

IAS 32 and IAS 39 adjustments
Investment securities	464
Fair value option	(317)

Total shareholders’ equity under IFRSs	50,256

For an explanation of the items included in the above reconciliation, see Note (e).

Reconciliation of HSBC Holdings’ balance sheets at 31 December 2004 and 1 January 2005

Adjustments to HSBC Holdings’ balance sheet under IFRSs at 31 December 2004 to incorporate its accounting policies under IFRSs at 1 January 2005 are set out below:

		IFRSs at 31 December 2004 US$m	Effect of adopting IAS 32 and IAS 39				IFRSs at 1 January 2005 US$m

			Investment securities US$m	Fair value US$m	Reclassifi- cations US$m	Total US$m

ASSETS
Cash at bank and in hand:
–	balances with HSBC undertakings	246	–	–	–	–	246
Derivatives		1,643	–	491 [1]	–	491	2,134
Loans and advances to HSBC undertakings		16,636	–	–	–	–	16,636
Financial investments		1,885	1,244	–	1,728	2,972	4,857
Investment in subsidiaries		55,668	–	–	(1,728)	(1,728)	53,940
Property, plant and equipment		2	–	–	–	–	2
Other assets		632	(581)	–	–	(581)	51
Prepayments and accrued income		5	–	–	–	–	5

Total assets		76,717	663	491	–	1,154	77,871

LIABILITIES AND EQUITY
Liabilities
Amounts owed to HSBC undertakings		7,352	–	–	–	–	7,352
Derivatives		10	–	72 [1]	–	72	82
Other liabilities		1,198	–	–	–	–	1,198
Accruals and deferred income		172	–	–	–	–	172
Deferred taxation		64	199	(136)	–	63	127
Financial liabilities designated at fair value		–	–	13,908 [2]	–	13,908	13,908
Subordinated liabilities		17,812	–	(13,036)[2]	–	(13,036)	4,776

Total liabilities		26,608	199	808	–	1,007	27,615

Equity
Called up share capital		5,587	–	–	–	–	5,587
Share premium account		4,881	–	–	–	–	4,881
Merger reserve and other reserves		28,942	–	–	–	–	28,942
Other reserves		1,740	464	–	–	464	2,204
Retained earnings		8,959	–	(317)	–	(317)	8,642

Total equity		50,109	464	(317)	–	147	50,256

Total equity and liabilities		76,717	663	491	–	1,154	77,871

1	Derivatives and hedge accounting.
2	Fair value option.

Back to Contents

47	Differences between IFRSs and US GAAP

The consolidated financial statements of HSBC are prepared in accordance with IFRSs which differ in certain significant respects from US GAAP. The following is a summary of the significant differences applicable to HSBC.

Shareholders’ interest in the long-term assurance fund

IFRSs

	•	IFRS 4 permits entities to continue to account for insurance contracts under guidance issued under previous GAAP until a comprehensive standard relating to the measurement of insurance assets and liabilities is developed.

	•	Under UK GAAP and, hence, current IFRSs, the value placed on HSBC’s interest in long-term assurance business includes a valuation of the discounted future earnings expected to emerge from business currently in force, using appropriate assumptions in assessing factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds. The assumptions are determined annually in consultation with independent actuaries.

	•	Movements in the value of in-force long-term assurance business are included in ‘Other operating income’ on a gross of tax basis.

US GAAP

	•	The net present value of future earnings is not recognised. Acquisition costs and fees are deferred and amortised in accordance with Statement of Financial Accounting Standard (‘SFAS’) 97 ‘Accounting and Reporting by Insurance Enterprises for Certain Long-duration Contracts and for Realised Gains and Losses from the Sale of Investments’.

Impact

	•	Under US GAAP, shareholders' equity is lower than under IFRSs because the present value of in-force long-term assurance business is not recognised.

	•	This effect is partly offset by the treatment of acquisition costs, which are deferred and amortised under US GAAP but are written off immediately as an expense of long-term assurance business under IFRSs.

Long-term assurance assets and liabilities

IFRSs

	•	Long-term assurance fund assets, excluding own shares held, are classified according to the nature of the asset, for example, financial investments, unless designated at fair value. The accounting for these assets is consistent with other holdings of similar assets.

	•	Liabilities attributable to policyholders under insurance contracts are recognised in accordance with IFRS 4 and appropriate actuarial principles as ‘Liabilities under insurance contracts issued’. Liabilities attributable to policyholders under linked investment contracts are recognised at fair value as financial liabilities under ‘Financial liabilities designated at fair value’. Prior to 1 January 2005, both types of contract were recognised as ‘Liabilities to policyholders under long-term assurance business’.

US GAAP

	•	Under the Statement of Position issued by the American Institute of Certified Public Accountants (‘AICPA’) 03-1 (‘SOP 03-1’), ‘Accounting and Reporting by Insurance Enterprises for Certain Non-traditional and Long-duration Contracts and for Separate Accounts’, which became fully effective in 2004, when long-term assurance assets qualify for separate accounting they are measured at fair value and are reported in the financial statements as a summary total, with an equivalent summary total for related liabilities. Otherwise, assets that do not qualify for separate accounting and that represent policyholders’ funds are accounted for and recognised as general account assets, that is consistent with other holdings of similar assets. Any related liability is accounted for as a general account liability.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Impact

•	Long-term assurance assets that are recorded in accounts meeting the definition of ‘separate accounts’ in SOP 03-1 are measured at fair value through net income and disclosed in a single line, ‘Other assets’, in the US GAAP balance sheet.

Pension costs

IFRSs

•	IAS 19 ‘Employee Benefits’ (‘IAS 19’) requires pension liabilities to be assessed on the basis of current actuarial valuations performed on each plan, and pension assets to be measured at fair value. The net pension surplus or deficit, representing the difference between plan assets and liabilities, is recognised on the balance sheet.

•	In accordance with IAS 19 (revised 2004), HSBC has elected to record all actuarial gains and losses on the pension surplus or deficit in the year in which they occur within the ‘Consolidated statement of recognised income and expense’.

US GAAP

•	SFAS 87, ‘Employers’ Accounting for Pensions’, prescribes a similar method of actuarial valuation for pension liabilities and requires the measurement of plan assets at fair value.

•	When the value of benefits accrued based on employee service up to the balance sheet date (the accumulated benefit obligation) exceeds the value of plan assets, HSBC recognises an additional minimum pension liability to the extent that the excess is greater than any accrual already established for unfunded pension costs.

•	SFAS 87 does not permit recognition of all actuarial gains and losses in a statement other than the primary income statement. As permitted by US GAAP, HSBC uses the 'corridor method', whereby actuarial gains and losses outside a certain range are recognised in the income statement in equal amounts over the remaining service lives of current employees. That range is 10 per cent of the greater of plan assets and plan liabilities. The remaining additional minimum pension liability is recognised directly in ‘Other comprehensive income’.

Impact

•	Net income under US GAAP is lower than under IFRSs as a result of the amortisation of the amount by which actuarial losses exceed gains beyond the 10 per cent 'corridor'.

•	Shareholders' equity under US GAAP is higher than under IFRSs because deficits recognised under IFRSs (to the extent they exceed surpluses) are greater than the minimum pension liability recognised under US GAAP.

Stock-based compensation

IFRSs

•	IFRS 2, ‘Share-based Payment’, requires that when annual bonuses are paid in restricted shares and the employee must remain with the employer for a fixed period in order to receive the shares, the award is expensed over that period.

US GAAP

•	For awards made before 1 July 2005, SFAS 123, ‘Accounting for Stock-based Compensation’, (‘SFAS 123’) requires that compensation cost be recognised over the period(s) in which the related employee services are rendered. HSBC has interpreted this service period as the period to which the bonus relates.

•	For 2005 bonuses awarded in early 2006, HSBC will follow SFAS 123 (revised 2004) ‘Share-based Payment’ (‘SFAS 123R’). SFAS 123R is consistent with IFRS 2 in requiring that restricted bonuses are expensed over the period the employee must remain with HSBC. However, SFAS 123R only applies to awards made after the date of adoption, which for HSBC is 1 July 2005.

Impact

•	Some of the bonuses awarded in respect of 2002, 2003 and 2004 were recognised over the relevant vesting period and were, therefore, expensed in ‘Net income’ under IFRSs during 2005. Under US GAAP, these awards

Back to Contents

were expensed in the years for which they were granted. 2005 bonuses will be expensed over the vesting period under both IFRSs and US GAAP. Net income was, therefore, higher under US GAAP in 2005.

•	IFRSs and US GAAP are now largely aligned and this transition difference will be eliminated over the next few years.

Goodwill, purchase accounting and intangible assets

IFRSs

•	Prior to 1998, goodwill under UK GAAP was written off against equity. HSBC did not elect to reinstate this goodwill on its balance sheet upon transition to IFRSs. From 1 January 1998 to 31 December 2003, goodwill was capitalised and amortised over its useful life. The carrying amount of goodwill existing at 31 December 2003 under UK GAAP was carried forward under the transition rules of IFRS 1 from 1 January 2004, subject to certain adjustments.

•	IFRS 3 ‘Business Combinations’ requires that goodwill should not be amortised but should be tested for impairment at least annually at the reporting unit level by applying a test based on recoverable amounts.

•	Quoted securities issued as part of the purchase consideration are valued for the purpose of determining the cost of the acquisition at their market price on the date the transaction is completed.

US GAAP

•	Up to 30 June 2001, goodwill acquired was capitalised and amortised over its useful life, which could not exceed 25 years. The amortisation of previously acquired goodwill ceased with effect from 31 December 2001.

•	Quoted securities issued as part of the purchase consideration are fair valued for the purpose of determining the cost of acquisition at their average market price over a reasonable period before and after the date on which the terms of the acquisition are agreed and announced.

Impact

•	Total goodwill and shareholders’ equity are both higher under US GAAP than under IFRSs because, under US GAAP, (i) pre-1998 goodwill is included on the balance sheet and (ii) the amortisation of goodwill ceased on 31 December 2001 compared with 31 December 2003 under IFRSs.

•	However, goodwill on the acquisition of HSBC Finance in March 2003 is lower under US GAAP than under IFRSs. This is principally the result of differences in the accounting for securitisations and intangibles. Under IFRSs, previously recognised gains on the sale of assets to securitisation vehicles are eliminated and the securitised assets are recognised on balance sheet. However, because HSBC elected not to restate business combinations prior to 1 January 2004 on transition to IFRSs, a significant amount of intangible assets arising on acquisition were not recognised for IFRSs purposes. Under US GAAP, recognition of these assets was required.

•	Offsetting this was the recognition of a deferred tax liability under US GAAP in respect of these intangibles and gains on sale of securitised assets.

•	The effect of these items was further offset by the higher value under US GAAP of HSBC shares issued as part of the purchase consideration. The HSBC share price fell between the time of the announcement of the acquisition in November 2002 and its completion in March 2003, so the average price under US GAAP exceeded the price on the date of acquisition under IFRSs.

Property

IFRSs

•	Under the transition rules of IFRS 1, HSBC elected to freeze the value of all its properties held for its own use at their 1 January 2004 valuations, their ‘deemed cost’ under IFRSs. They will not be revalued in the future. Assets held at historical or deemed cost are depreciated except for freehold land.

•	Investment properties are carried at current market values with gains or losses thereon recognised in net income for the period. Investment properties are not depreciated.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

US GAAP

•	US GAAP does not permit revaluations of property, including investment property, although it requires recognition of asset impairment. Any realised surplus or deficit is, therefore, reflected in net income upon disposal of the property. Depreciation is charged on all properties based on cost.

Impact

•	Under IFRSs, the value of property held for own use reflects revaluation surpluses recorded prior to 1 January 2004. Consequently, the values of tangible fixed assets and shareholders' equity are lower under US GAAP than under IFRSs.

•	There is a correspondingly lower depreciation charge and higher net income under US GAAP, partially offset by higher gains (or smaller losses) on the disposal of fixed assets.

•	For investment properties, net income under US GAAP does not reflect the gain or loss recorded under IFRSs for the period.

Derivatives and hedge accounting

IFRSs

•	Derivatives are recognised initially, and are subsequently remeasured, at fair value. Fair values of exchange- traded derivatives are obtained from quoted market prices. Fair values of OTC derivatives are obtained using valuation techniques, including discounted cash flow models and option pricing models.

•	In the normal course of business, the fair value of a derivative on initial recognition is considered to be the transaction price (that is the fair value of the consideration given or received). However, in certain circumstances the fair value of an instrument will be evidenced by comparison with other observable current market transactions in the same instrument (without modification or repackaging) or will be based on a valuation technique whose variables include only data from observable markets, including interest rate yield curves, option volatilities and currency rates. When such evidence exists, HSBC recognises a trading gain or loss on inception of the derivative. When unobservable market data have a significant impact on the valuation of derivatives, the entire initial change in fair value indicated by the valuation model is not recognised immediately in the income statement but is recognised over the life of the transaction on an appropriate basis or recognised in the income statement when the inputs become observable, or when the transaction matures or is closed out.

•	Derivatives may be embedded in other financial instruments; for example, a convertible bond has an embedded conversion option. An embedded derivative is treated as a separate derivative when its economic characteristics and risks are not clearly and closely related to those of the host contract, its terms are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

•	Derivatives are classified as assets when their fair value is positive, or as liabilities when their fair value is negative. Derivative assets and liabilities arising from different transactions are only netted if the transactions are with the same counterparty, a legal right of offset exists, and the cash flows are intended to be settled on a net basis.

•	The method of recognising the resulting fair value gains or losses depends on whether the derivative is held for trading, or is designated as a hedging instrument and, if so, the nature of the risk being hedged. All gains and losses from changes in the fair value of derivatives held for trading are recognised in the income statement. When derivatives are designated as hedges, HSBC classifies them as either: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments (‘fair value hedge’); (ii) hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (‘cash flow hedge’); or (iii) hedges of net investments in a foreign operation (‘net investment hedge’). Hedge accounting is applied to derivatives designated as hedging instruments in a fair value, cash flow or net investment hedge provided certain criteria are met.

Hedge accounting

	–	It is HSBC’s policy to document, at the inception of a hedge, the relationship between the hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking the

Back to Contents

hedge. The policy also requires documentation of the assessment, both at hedge inception and on an ongoing basis, of whether the derivatives used in the hedging transaction are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risks. Interest on designated qualifying hedges is included in ‘Net interest income’.

Fair value hedge

–	Changes in the fair values of derivatives that are designated and qualify as fair value hedging instruments are recorded in the income statement, together with changes in the fair values of the assets or liabilities or groups thereof that are attributable to the hedged risks.

–	If the hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of a hedged item is amortised to the income statement based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognised whereby it is released to the income statement immediately.

Cash flow hedge

–	The effective portion of changes in the fair values of derivatives that are designated and qualify as cash flow hedges are recognised in equity. Any gain or loss relating to an ineffective portion is recognised immediately in the income statement.

–	Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect the income statement. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

–	When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedge

–	Hedges of net investments in foreign operations are accounted for in a similar manner to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement.Gains and losses accumulated in equity are included in the income statement on the disposal of the foreign operation.

Hedge effectiveness testing

–	IAS 39 requires that at inception and throughout its life, each hedge must be expected to be highly effective (prospective effectiveness) to qualify for hedge accounting. Actual effectiveness (retrospective effectiveness) must also be demonstrated on an ongoing basis.

–	The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed. The method HSBC entities adopt for assessing hedge effectiveness will depend on their risk management strategies.

–	For prospective effectiveness, the hedging instrument must be expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated. For retrospective effectiveness, the changes in fair value or cash flows must offset each other in the range of 80 per cent to 125 per cent for the hedge to be deemed effective.

Derivatives that do not qualify for hedge accounting

–	All gains and losses from changes in the fair value of any derivatives that do not qualify for hedge accounting are recognised immediately in the income statement. These gains and losses are reported in ‘Net trading income’, except where derivatives are managed in conjunction with financial instruments designated

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

at fair value, in which case gains and losses are reported in ‘Net income from financial instruments designated at fair value’, other than interest settlements on derivatives used to hedge issues of own debt which are reported in ‘Interest expense’.

From 1 January 2004 to 31 December 2004

•	Derivative financial instruments comprised futures, forward, swap and option transactions undertaken by HSBC in the foreign exchange, interest rate, equity, credit derivative, and commodity markets that were held off balance sheet. Netting was applied where a legal right of set-off existed.

•	Accounting for these instruments was dependent upon whether the transactions were undertaken for trading or non-trading purposes.

Trading transactions

•	Trading transactions included transactions undertaken for market-making, to service customers’ needs and for proprietary purposes, as well as any related hedges.

•	Transactions undertaken for trading purposes were marked to market and the net present value of any gain or loss arising was recognised in the income statement as ‘Trading income’, after appropriate deferrals for unearned credit margins and future servicing costs. Derivative trading transactions were valued by reference to an independent liquid price where this was available. For those transactions with no readily available quoted prices, predominantly over the counter transactions, market values were determined by reference to independently sourced rates, using valuation models. If market observable data was not available, the initial increase in fair value indicated by the valuation model, but based on unobservable inputs, was not recognised immediately in the income statement. This amount was held back and recognised over the life of the transaction where appropriate, or released to the income statement when the inputs became observable, or when the transaction matured or was closed out. Adjustments were made for illiquid positions when appropriate.

•	Assets, including gains, resulting from derivative exchange rate, interest rate, equities, credit derivative and commodity contracts which were marked to market were included in ‘Derivatives’ on the asset side of the balance sheet. Liabilities, including losses, resulting from such contracts, were included in ‘Derivatives’ on the liability side of the balance sheet.

Non-trading transactions

•	Non-trading transactions, which were those undertaken for hedging purposes as part of HSBC’s risk management strategy against cash flows, assets, liabilities or positions, were measured on an accrual basis. Non-trading transactions included qualifying hedges and positions that synthetically altered the characteristics of specified financial instruments.

•	Non-trading transactions were accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any gains or losses arising were recognised on the same basis as those arising from the related assets, liabilities or positions.

•	To qualify as a hedge, a derivative was required effectively to reduce the price, foreign exchange or interest rate risk of the asset, liability or anticipated transaction to which it was linked and be capable of designation as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative were required to be highly correlated to changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. If these criteria were met, the derivative was accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes included swaps, forwards and futures. Interest rate swaps were also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument had to be linked to specific individual, or pools of similar, assets or liabilities by the notional principal and interest rate risks of the associated instruments, and had to achieve a result that was consistent with defined risk management objectives. If these criteria were met, accruals based accounting was applied, i.e. income or expense was recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement.

•	Any gain or loss arising on the termination of a qualifying derivative was deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position was sold or

Back to Contents

terminated, the qualifying derivative was immediately marked to market and any gain or loss arising was taken to the income statement.

US GAAP

•	The accounting under SFAS 133 ‘Accounting for derivative instruments and hedging activities’ is generally consistent with that under IAS 39, which HSBC has followed in its IFRSs reporting from 1 January 2005, as described above. However, specific assumptions regarding hedge effectiveness under US GAAP are not permitted by IAS 39.

•	The requirements of SFAS 133 have been effective from 1 January 2001.

•	The US GAAP ‘shortcut method’ permits an assumption of zero ineffectiveness in hedges of interest rate risk with an interest rate swap provided specific criteria have been met. IAS 39 does not permit such an assumption, requiring a measurement of actual ineffectiveness at each designated effectiveness testing date.

•	In addition, IFRSs allow greater flexibility in the designation of the hedged item. Under US GAAP, all contractual cash flows must form part of the designated relationship, whereas IAS 39 permits the designation of identifiable benchmark interest cash flows only.

•	Certain issued structured notes are classified as trading liabilities under IFRSs, but not under US GAAP. Under IFRSs, these notes will be held at fair value, with changes in fair value reflected in the income statement. Under US GAAP, if the embedded derivative is not ‘clearly and closely related’ to the host contract, the embedded derivative will be bifurcated and measured at fair value, the host contract will be measured at amortised cost, and changes in both will be reflected in the income statement. If the embedded derivative is clearly and closely related to the host contract, the issued note will be held at amortised cost in its entirety, with changes in the amortised cost reflected in the income statement.

•	Under US GAAP, derivatives receivable and payable with the same counterparty may be reported net on the balance sheet when there is an executed ISDA Master Netting Arrangement covering enforceable jurisdictions. These contracts do not meet the requirements for offset under IAS 32 and hence are presented gross on the balance sheet under IFRSs.

Impact

•	HSBC’s North American subsidiaries continue to follow the ‘shortcut method’ of hedge effectiveness testing for certain transactions in their US GAAP reporting. Alternative hedge effectiveness testing methodologies are sought under IFRSs for these hedging relationships.

•	Apart from certain subsidiaries in North America, HSBC has chosen not to adopt hedge accounting for US GAAP purposes as this would require a designated hedged item inconsistent with the approach adopted under IFRSs. Qualifying IAS 39 hedging derivatives have been measured at fair value with the gain or loss recognised in net income for US GAAP purposes.

Designation of financial assets and liabilities at fair value through profit and loss

IFRSs

•	Under IAS 39, a financial instrument, other than one held for trading, is classified in this category if it meets the criteria set out below, and is so designated by management. An entity may designate financial instruments at fair value where the designation:

	–	eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring financial assets or financial liabilities or recognising the gains and losses on them on different bases; or

	–	applies to a group of financial assets, financial liabilities or a combination of both that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and where information about that group of financial instruments is provided internally on that basis to management; or

	–	relates to financial instruments containing one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

•	Financial assets and financial liabilities so designated are recognised initially at fair value, with transaction costs taken directly to the income statement, and are subsequently remeasured at fair value. The designation, once made, is irrevocable in respect of the financial instruments to which it relates. Financial assets and financial liabilities are recognised using trade date accounting.

•	Gains and losses from changes in the fair value of such assets and liabilities are recognised in the income statement as they arise, together with related interest income and expense and dividends, within ‘Net income from financial instruments designated at fair value’, except for interest on own debt issued by HSBC, and related derivatives, which is reported in ‘interest expense’.

US GAAP

•	There are no provisions in US GAAP to make an election similar to that in IAS 39.

•	Generally, for financial assets to be measured at fair value with gains and losses recognised immediately in the income statement, they must meet the definition of trading securities in SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’ (‘SFAS 115’). Financial liabilities are usually reported at amortised cost under US GAAP.

Impact

•	HSBC has principally used the fair value designation in the following cases:

	–	for certain fixed rate long-term debt issues whose interest rate characteristic has been changed to floating through interest rate swaps as part of a documented interest rate management strategy. Approximately US$51 billion of the Group’s debt issues have been accounted for using the option. The movement in fair value of these debt issues includes the effect of changes in own credit spread and any ineffectiveness in the economic relationship between the related swaps and own debt. Such ineffectiveness arises from the different credit characteristics of the swap and own debt coupled with the sensitivity of the floating leg of the swap to changes in short-term interest rates. In addition, the economic relationship between the swap and own debt can be affected by relative movements in market factors, such as bond and swap rates, and the relative bond and swap rates at inception. The size and direction of the accounting consequences of changes in own credit spread and ineffectiveness can be volatile from period to period, but do not alter the cash flows envisaged as part of the documented interest rate management strategy.

	–	certain financial assets held by insurance operations and managed at fair value to meet liabilities under insurance contracts (approximately US$4 billion of assets);

	–	financial liabilities under investment contracts and the related financial assets, when the change in value of the assets is correlated with the change in value of the liabilities to policyholders (approximately US$8 billion of liabilities and related assets).

•	Under US GAAP, debt issues are reported at amortised cost. An offsetting derivative providing an economic hedge for an asset or liability results in asymmetrical accounting, which in US GAAP is reflected in net income except for some transactions in certain subsidiaries in North America where the relationship is usually elected as a fair value hedge under SFAS 133.

•	Under US GAAP, assets held to meet insurance/investment contracts are reported as available-for-sale, with gains and losses taken directly to ‘Other comprehensive income’. When the corresponding liability is reported at fair value, with movements reported immediately in net income, this also results in asymmetrical accounting being reflected in US GAAP net income.

•	All these adjustments are included as ‘Derivatives and hedge accounting’ in the reconciliations below.

Financial investments

IFRSs

•	Treasury bills, debt securities and equity shares intended to be held on a continuing basis are classified as available-for-sale securities unless designated at fair value (see above) or classified as held-to-maturity.

•	Available-for-sale securities are initially measured at fair value plus direct and incremental transaction costs. They are subsequently remeasured at fair value. Changes in fair value are recognised in equity until the securities are either sold or impaired. On the sale of available-for-sale securities, cumulative gains or losses previously

Back to Contents

recognised in equity are recognised through the income statement and classified as ‘Gains less losses from financial investments’. Interest income is recognised on such securities using the effective interest rate method, calculated over the asset’s expected life. When dated investment securities are purchased at a premium or a discount, the premiums and discounts are included in the calculation of the effective interest rate.

•	If an available-for-sale security is determined to be impaired, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement) is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

•	Foreign exchange differences on available-for-sale securities denominated in foreign currency are recognised in net income to the extent that they relate to the translation of the amortised cost of the security.

1 January 2004 to 31 December 2004

•	Debt securities and equity shares intended to be held on a continuing basis were classified as financial investments and included in the balance sheet at cost less provision for any permanent diminution in value. Other participating interests were accounted for on the same basis. Premiums or discounts on dated investment securities purchased at other than face value were amortised through the income statement over the period from date of purchase to date of maturity and included in ‘Interest income’. Any gain or loss on realisation of these securities was recognised in the income statement as it arose and included in ‘Gains less losses from financial investments’.

•	Foreign exchange differences on foreign currency-denominated monetary items, including securities, were recognised in the income statement.

US GAAP

•	All debt securities and equity shares with a readily determinable fair value are classified and disclosed within one of the following three categories: held-to-maturity; available-for-sale; or trading (SFAS 115).

•	Held-to-maturity debt securities are measured at amortised cost less any provision other than for temporary impairment.

•	Available-for-sale securities are measured at fair value with unrealised holding gains and losses excluded from earnings and reported net of applicable taxes and minority interests as a separate component of shareholders’ funds. Foreign exchange differences on available-for-sale securities denominated in foreign currency are also excluded from earnings and recorded as part of the same separate component of shareholders’ funds.

•	A decline in fair value below the cost of an available-for-sale or held-to-maturity security is treated as a realised loss and included in earnings if it is considered ‘other than temporary’. The reduced fair value is then treated as the cost basis for the security. A decline in fair value is generally considered other than temporary when management does not intend or expect to hold the investment for sufficient time to enable the fair value to rise back to the original cost of the investment.

•	Equity shares that do not have a readily determinable fair value are measured at cost, less any provisions for impairment, and are reported within ‘Other assets’. Under SFAS 115, the fair value of an equity share is ‘readily determinable’ if quotations are currently available on a recognised exchange.

Impact

•	In 2004, available-for-sale securities, excluding equity shares that do not have a readily determinable fair value, were recorded at fair value in the US GAAP balance sheet. This value was higher than cost in the comparative IFRSs balance sheet.

•	In 2005, certain assets have been reported as designated as at fair value for IFRSs purposes (see above). Under US GAAP, equity shares that do not have a readily determinable fair value as defined in SFAS 115 are recorded at cost rather than at fair value under IFRSs.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

•	Foreign exchange differences on available-for-sale securities denominated in foreign currency are recognised in ‘Net income’ under IFRSs. Under US GAAP, they are not reflected in net income but are deferred and recognised on maturity or sale of the security.

•	Subsequent recoveries in the value of an impaired debt security are not reported in net income for US GAAP purposes.

Interests in own shares held

IFRSs

•	In accordance with IAS 32, long positions in HSBC Holdings’ shares are deducted from shareholders’ funds. No gains or losses are recognised on own shares held.

•	IAS 32 also applies to derivatives over HSBC’s own shares, when they meet the definition of an equity instrument, and HSBC shares held to meet liabilities under insurance and investment contracts.

US GAAP

•	AICPA Accounting Research Bulletin 51, ‘Consolidated Financial Statements’ (‘ARB 1’), requires a reduction in shareholders’ equity for own shares held. The rules in ARB 51 do not extend to derivatives over own shares.

•	AICPA Accounting Research Bulletin 43 ‘Restatement and Revision of Accounting Research Bulletins’ also requires a reduction in shareholders’ equity for own shares held. HSBC shares held within ‘Long-term assurance assets attributable to policyholders’ are classified as an asset when the criteria for classification as ‘separate accounts’ are met.

Impact

•	Certain HSBC insurance operations hold shares in HSBC as part of policyholder funds that qualify for classification as ‘separate accounts’. These shares represent an addition to shareholders’ equity for US GAAP purposes and are reported within ‘Other assets’ with gains and losses during the period reported in ‘Other income’, where they are matched with corresponding movements in the amounts attributable to policyholders. No such gains and losses are recognised under IFRSs and the cost of the shares is deducted from shareholders’ equity.

Loan origination

IFRSs

From 1 January 2005

•	Certain loan fee income and incremental directly attributable loan origination costs are amortised to the income statement over the life of the loan as part of the effective interest calculation under IAS 39.

1 January 2004 to 31 December 2004

•	Prior to 1 January 2005, fee and commission income was accounted for in the period when receivable, except when charged to cover the costs of a continuing service to, or risk borne for, the customer, or was interest in nature. In these cases, income was recognised on an appropriate basis over the relevant period. Loan costs associated with origination were generally expensed as incurred.

US GAAP

•	Certain loan fee income and direct but not necessarily incremental loan origination costs, including an apportionment of overheads, are amortised to the income statement account over the life of the loan as an adjustment to interest income (SFAS 91, ‘Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases’.)

Impact

•	More costs are deferred and amortised under US GAAP, such as an apportionment of base salaries, than under IFRSs. Base salaries are neither incremental nor directly attributable to a specific loan origination, and so are written off in the period they are incurred under IFRSs. This difference in treatment results in increased net

Back to Contents

income and shareholders’ equity under US GAAP because, in the years presented, the extra cost deferral under US GAAP exceeds the amortisation of previously deferred costs.

Securitisations

IFRSs

•	The recognition of securitised assets is governed by a three-step process, which may be applied to the whole asset, or a part of an asset:

	–	If the rights to the cash flows arising from securitised assets have been transferred to a third party, and all the risks and rewards of the assets have been transferred, the assets concerned are derecognised.

	–	If the rights to the cash flows are retained by HSBC but there is a contractual obligation to pay them to another party, the securitised assets concerned are derecognised if certain conditions are met such as, for example, when there is no obligation to pay amounts to the eventual recipient unless an equivalent amount is collected from the original asset.

	–	If some significant risks and rewards of ownership have been transferred, but some have also been retained, it must be determined whether or not control has been retained. If control has been retained, HSBC continues to recognise the asset to the extent of its continuing involvement; if not, the asset is derecognised.

US GAAP

•	SFAS 140, ‘Accounting for Transfers and Servicing of Finance Assets and Extinguishments of Liabilities’, requires that receivables that are sold to a special purpose entity (‘SPE’) and securitised can only be derecognised and a gain or loss on sale recognised if the originator has surrendered control over the securitised assets.

•	Control is surrendered over transferred assets if and only if all of the following conditions are met:

	–	The transferred assets are put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

	–	Each holder of interests in the transferee (i.e. holder of issued notes) has the right to pledge or exchange their beneficial interests, and no condition constrains this right and provides more than a trivial benefit to the transferor.

	–	The transferor does not maintain effective control over the assets through either an agreement that obligates the transferor to repurchase or to redeem them before their maturity, or through the ability to unilaterally cause the holder to return specific assets other than through a clean-up call.

•	If these conditions are not met the securitised assets continue to be consolidated.

•	When HSBC retains an interest in securitised assets, such as a servicing right or the right to residual cash flows from the special purpose entity, HSBC recognises this interest at fair value on sale of the assets to the SPE.

Impact

•	Gains on sale of assets to securitisation vehicles are recognised under US GAAP in cases when no such gain is recognised under IFRSs. This results in higher US GAAP net income in periods in which there is significant securitisation activity. Since early 2004, HSBC has reduced securitisation activity that results in ‘gain on sale’ accounting under US GAAP. As a result, net income is lower under US GAAP because the amortisation of HSBC’s retained interest in previous securitisations exceeds the gains on new transactions where a gain is recognised. The new transactions largely replenish short-term loan assets held by existing vehicles.

Consolidation of Special Purpose Entities or Variable Interest Entities

IFRSs

•	Under the IASB’s Standards Interpretations Committee (‘SIC’) Interpretation 12 (‘SIC-12’), an SPE should be consolidated when the substance of the relationship between an enterprise and the SPE indicates that the SPE is controlled by that entity.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

US GAAP

•	FASB Interpretation No. 46 (revised December 2003), ‘Consolidation of Variable Interest Entities’ (‘FIN 46R’), requires consolidation of variable interest entities (‘VIE’s) in which HSBC is the primary beneficiary and disclosures in respect of all other VIEs in which it has a significant variable interest.

•	A VIE is an entity in which equity investors hold an investment that does not possess the characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities. HSBC is the primary beneficiary of a VIE if its variable interests absorb a majority of the entity’s expected losses. Variable interests are contractual, ownership or other pecuniary interests in an entity that change with changes in the fair value of an entity’s net assets exclusive of variable interests. If no party absorbs a majority of the entity’s expected losses, HSBC consolidates the VIE if it receives a majority of the expected residual returns of the entity.

Impact

•	When HSBC is deemed the primary beneficiary under US GAAP, but does not consolidate the vehicle under IFRSs, the assets and liabilities of that vehicle are consolidated on the US GAAP balance sheet. This results in a grossing up of the balance sheet but does not have a material impact on net income for the period or on shareholders' equity.

•	When HSBC is deemed not to be the primary beneficiary under US GAAP of a vehicle that is consolidated under IFRSs, the assets and liabilities of that vehicle are de-consolidated in the US GAAP balance sheet. This results in a reclassification in the 2004 balance sheet but does not have a material impact on shareholders' equity or on net income for 2004 or 2005.

Restructuring provisions

IFRSs

•	In accordance with IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’, provisions are made for any direct costs and net future operating losses arising from a business that management is committed to restructure, sell or terminate; has a detailed formal plan to exit; and has raised a valid expectation of carrying out that plan.

US GAAP

•	SFAS 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’, requires that the fair value of a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Accordingly, provisions are recognised upon the implementation of the restructuring plan.

Impact

•	The recognition of costs associated with plans to restructure and streamline operations is earlier under IFRSs than under US GAAP, for example, where there is a time lag between developing and communicating a formal plan, and putting it into practice. This resulted in marginally higher net income and shareholders’ equity under US GAAP in 2005.

Loan impairment

IFRSs

•	When statistical models, using historic loss rates adjusted for economic conditions, provide evidence of impairment in portfolios of loans, their values are written down to their net recoverable amount. The net recoverable amount is the present value of the estimated future recoveries discounted at the portfolio’s original effective interest rate. The calculations include a reasonable estimate of recoveries on loans individually identified for write-off pursuant to HSBC’s credit guidelines.

US GAAP

•	When the delinquency status of loans in a portfolio is such that there is no realistic prospect of recovery, the loans are written off in full, or to recoverable value where collateral exists. Delinquency depends on the number of days payments is overdue. The delinquency status is applied consistently across similar loan products in accordance with HSBC’s credit guidelines. When local regulators mandate the delinquency status at which

Back to Contents

write-off must occur for different retail loan products and these regulations reasonably reflect estimated recoveries on individual loans, this basis of measuring loan impairment is reflected in US GAAP accounting. Cash recoveries relating to pools of such written-off loans, if any, are reported as loan recoveries upon collection.

Impact

• Under both IFRSs and US GAAP, HSBC’s policy and regulatory instructions mandate that individual loans evidencing adverse credit characteristics which indicate no reasonable likelihood of recovery, are written off. When, on a portfolio basis, cash flows can reasonably be estimated in aggregate from these written-off loans, an asset equal to the present value of the future cash flows is recognised under IFRSs.

• No asset for future recoveries arising from written-off assets was recognised in the balance sheet under IFRSs prior to 1 January 2005.

Interest recognition

IFRSs

• The calculation and recognition of effective interest rates under IAS 39 requires an estimate of ‘all fees and points paid or received between parties to the contract’ that are an integral part of the effective interest rate be included.

US GAAP

• FAS 91 also generally requires all fees and costs associated with originating a loan to be recognised as interest but, when the interest rate increases during the term of the loan, it prohibits the recognition of interest income to the extent that the net investment in the loan would increase to an amount greater than the amount at which the borrower could settle the obligation.

Impact

• When HSBC provides introductory incentives in the form of either a low or nil interest rate for the early period of a loan, interest income on such products is recognised under IFRSs on the basis of the overall effective interest rate over the expected life of the product. No interest income is recognised during the incentive period under US GAAP.

Reconciliation of net income and shareholders’ equity under IFRSs and US GAAP

The following tables summarise the significant adjustments to consolidated net income and shareholders’ equity which would result from the application of US GAAP:

	Year ended 31 December

	2005	2004 [1]
	US$m	US$m
Net income
Profit attributable to shareholders of the parent company of HSBC (IFRSs)	15,081	12,918
Shareholders’ interest in long-term assurance fund	88	(102)
Pension costs	(175)	(125)
Stock-based compensation	225	(83)
Intangible assets	(325)	(323)
Purchase accounting adjustments[1]	(520)	(1,239)
Derivatives and hedge accounting	(2,144)	244
Foreign exchange differences on available-for-sale securities	2,235	1,069
Loan origination	249	143
Securitisations[1]	(237)	(33)
Loan impairment	20	–
Interest recognition	(131)	–
Other	(44)	74
Taxation, including taxation on reconciling items	578	(77)
Minority interest in reconciling items	(197)	40

Net income (US GAAP)	14,703	12,506

1	2004 figures for ‘Securitisations’ and ‘Purchase accounting adjustments’ have been restated to reflect the split between securitisation activity before and after the acquisition of HSBC Finance Corporation in 2003. There is no overall impact on US GAAP net income or shareholders’ equity.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

	US$	US$
Per share amounts (US GAAP)
Basic earnings per ordinary share	1.33	1.15
Diluted earnings per ordinary share	1.32	1.13

	At 31 December

	2005	2004[1]
	US$m	US$m
Shareholders’ equity
Total shareholders’ equity (IFRSs)	92,432	85,522
Shareholders’ interest in long-term assurance fund	(1,077)	(1,600)
Pension costs	1,585	1,557
Fair value adjustment for available-for-sale securities	(597)	1,969
Goodwill	1,048	1,594
Revaluation of property	(1,530)	(1,269)
Purchase accounting adjustments[1]	155	389
Intangible assets	2,127	2,437
Derivatives and hedge accounting	(58)	356
Loan origination	717	375
Securitisations[1]	158	395
Loan impairment	(327)	–
Interest recognition	(259)	–
Other	112	(385)
Taxation including taxation on reconciling items	(1,213)	(1,196)
Minority interest in reconciling items	251	(62)

Total shareholders’ equity (US GAAP)	93,524	90,082

	2005	2004
	US$m	US$m
Movement in shareholders’ equity (US GAAP)
At 1 January	90,082	80,251
Net income	14,703	12,506
Dividends	(7,750)	(6,932)
Share options	450	234
Shares issued in lieu of dividends	1,811	2,607
New share capital subscribed net of costs	1,405	581
Other, including movements in own shares held	94	(148)
Net change in net unrealised losses on available-for-sale securities, net of tax effect	(2,716)	(837)
Net change in net unrealised gains on derivatives classified as cash flow hedges, net of tax effect	1	(349)
Minimum pension liability adjustment, net of tax effect	(236)	(195)
Exchange differences and other movements	(4,320)	2,364
Total other comprehensive income	(7,271)	983

At 31 December	93,524	90,082

1	2004 figures for ‘Securitisations’ and ‘Purchase accounting adjustments’ have been restated to reflect the split between securitisation activity before and after the acquisition of HSBC Finance Corporation in 2003. There is no overall impact on US GAAP net income or shareholders’ equity.

Back to Contents

Consolidated US GAAP balance sheet

The following table provides an estimated summarised consolidated balance sheet for HSBC which incorporates the adjustments arising from the application of US GAAP. The format of the US GAAP balance sheet, including comparatives, has been aligned with that of the format for the consolidated balance sheet under IFRSs which was adopted in 2005.

	At 31 December

	2005	2004
	US$m	US$m
Assets
Cash and balances at central banks	13,712	9,893
Items in the course of collection from other banks	11,300	6,352
Hong Kong Government certificates of indebtedness	12,554	11,878
Trading assets	193,312	114,202
Trading assets which may be repledged or resold by counterparties	42,652	–
Derivatives	29,295	50,611
Loans and advances to banks	125,751	143,077
Loans and advances to customers	689,414	660,493
Financial investments	182,596	191,471
Financial investments which may be repledged or resold by counterparties	6,041	–
Interest in associates and joint ventures	7,163	3,366
Goodwill and intangible assets	35,081	36,307
Property, plant and equipment	14,891	15,655
Other assets (including prepayments and accrued income)	43,182	23,060

Total assets	1,406,944	1,266,365

Liabilities
Hong Kong currency notes in circulation	12,554	11,878
Deposits by banks	69,895	83,539
Customer accounts	704,647	700,948
Items in the course of transmission to other banks	7,022	5,301
Trading liabilities	148,451	46,460
Derivatives	29,410	47,353
Debt securities in issue	225,681	190,766
Retirement benefit liabilities	3,217	4,892
Other liabilities (including accruals and deferred income)	39,385	18,724
Liabilities under insurance contracts issued	14,157	–
Liabilities to policyholders under long-term assurance business	–	19,289
Provisions	4,285	7,201
Subordinated liabilities	45,612	37,685

Total liabilities	1,304,316	1,174,036

Equity
Total shareholders’ equity	93,524	90,082
Minority interests	9,104	2,247

Total equity	102,628	92,329

Total equity and liabilities	1,406,944	1,266,365

Net assets arising due to reverse repo transactions of US$47,207 million (2004: US$36,543 million) and US$43,282 million (2004: US$29,346 million) are included in ‘Loans and advances to banks’ and ‘Loans and advances to customers’ respectively.

Net liabilities arising due to repo transactions of US$24,113 million (2004: US$11,590 million) and US$51,633 million (2004: US$32,137 million) are included in ‘Deposits by banks’ and ‘Customer accounts’ respectively. Average repo liabilities during the year were US$74,143 million (2004: US$46,229 million). The maximum quarter-end repo liability outstanding during the year was US$78,590 million (2004: US$53,188 million).

At 31 December 2005, collateral received under reverse repo transactions which HSBC had the right to sell or repledge amounted to US$103,977 million gross (2004: US$84,767 million). Approximately US$79 billion (2004: approximately US$36 billion) of the collateral obtained from reverse repo transactions had been sold or repledged by HSBC in connection with repo transactions and securities sold not yet purchased.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

HSBC also enters into stock lending and borrowing transactions by which either cash or other securities may be received in exchange for stock. At 31 December 2005, stock borrowing transactions where the securities borrowed were subject to sale or repledge amounted to US$25,783 million (2004: US$28,354 million).

(a)	Pension and post-retirement costs

Pensions

For the purpose of the above reconciliations, the provisions of SFAS 87 ‘Employers’ accounting for pensions’ have been applied to HSBC’s main defined benefit pension plans, which make up approximately 96 per cent of all HSBC’s schemes by plan assets. For non-US schemes, HSBC has applied SFAS 87 with effect from 30 June 1992 as it was not feasible to apply it as at 1 January 1989, the date specified in the standard.

When a pension plan’s accumulated benefit obligation (the value of the benefits accrued based on employee service up to the balance sheet date) exceeds the fair value of its assets, an additional minimum pension liability equal to this excess is recognised by the employer to the extent that the excess is greater than any accrual which has already been established for unfunded pension costs. Simultaneously, an intangible asset is established equal to the lower of the liability recognised for the unfunded benefit obligation and the amount of any unrecognised prior service cost.

At 31 December 2005, HSBC recognised an additional minimum pension liability of US$3,206 million (2004: US$3,261 million) in respect of its unfunded accumulated benefit obligation. This liability was partially offset in 2004 by an intangible asset of US$12 million. The net effect of these items was to increase HSBC’s total shareholders’ equity under US GAAP by US$1,585 million (2004: US$1,557million) compared with the net pension surplus or deficit recognised under IFRSs.

Estimated pension costs for these plans computed under SFAS 87 are as follows:
	2005	2004
	US$m	US$m
Components of net periodic benefit cost
Service cost	666	573
Interest cost	1,314	1,247
Expected return on plan assets	(1,355)	(1,309)
Amortisation of prior service cost	7	7
Amortisation of recognised net actuarial loss	165	142
Curtailment	(4)	225

Net periodic pension cost	793	885

The US GAAP pension cost of US$793 million (2004: US$885 million) compares with US$618 million under IFRSs (2004: US$760 million).
	2005	2004
	US$m	US$m

Funded status as per IFRSs balance sheet note 7	(3,941)	(5,573)
Unrecognised net actuarial loss	4,756	4,757
Unrecognised prior service cost	35	49

Accrued pension cost	850	(767)
Additional minimum liability	(3,206)	(3,261)
Intangible assets	–	12

Net amount recognised under US GAAP	(2,356)	(4,016)

Amounts recognised under US GAAP in the balance sheet consist of:
– prepaid benefit cost	1,434	783
– accrued benefit liability	(584)	(1,550)
– additional minimum liability	(3,206)	(3,261)
– intangible assets	–	12

	(2,356)	(4,016)

US GAAP adjustment
Amount recognised under US GAAP	(2,356)	(4,016)
Amounts recognised for these schemes under IFRSs	(3,941)	(5,573)

	1,585	1,557

Back to Contents

In 2005, plans with an aggregate accumulated benefit obligation of US$21,098 million (2004: US$20,566 million) and assets with an aggregate fair value of US$18,444 million (2004: US$16,128 million) had an accumulated benefit obligation in excess of plan assets. Plans with an aggregate projected benefit obligation of US$22,595 million (2004: US$22,914 million) and assets with an aggregate fair value of US$18,795 million (2004: US$17,422 million) had a projected benefit obligation in excess of plan assets.

The projected benefit obligations at 31 December 2005 and 2004 for HSBC’s main pension plans have been calculated using the same financial assumptions as detailed in note 7.

The accumulated benefit obligation in respect of the above schemes was:
	2005	2004
	US$m	US$m

HSBC Bank (UK) Pension Scheme	19,709	19,063
Other schemes	5,241	4,829

Post-retirement benefits

The components of post-retirement expense for HSBC’s schemes were as follows:
	2005	2004
	US$m	US$m
Components of net periodic post-retirement benefit cost
Service cost	18	17
Interest cost	63	58
Expected return on plan assets	(10)	(8)
Amortisation of prior service cost	(13)	(2)
Amortisation of transition obligation	8	12

Net periodic post-retirement benefit cost	66	77

	2005	2004
	US$m	US$m
Funded status of plan
Funded status at 31 December per IFRSs note 7	(928)	(903)
Unrecognised net actuarial (gain)/loss	43	(5)
Unrecognised net transition obligation	24	32

Accrued post-retirement benefit obligation US GAAP	(861)	(876)

The projected benefit obligations at 31 December 2005 and 2004 for HSBC’s main post-retirement healthcare plans have been calculated using the same financial assumptions as detailed in note 7.

(b)	Goodwill

Goodwill arises on the acquisition of subsidiary or associated undertakings when the cost of acquisition exceeds the fair value of HSBC’s share of the identifiable assets, liabilities and contingent liabilities acquired.

Under IFRSs (and before them, UK GAAP), goodwill arising on acquisitions made on or after 1 January 1998 is included in the balance sheet in ‘Goodwill and intangible assets’ in respect of subsidiary undertakings, and in ‘Interests in associates and joint ventures’ in respect of associates and joint ventures. Capitalised goodwill was amortised over its estimated useful life on a straight-line basis until the adoption of IFRSs on 1 January 2004, since then it is not amortised but is subject to annual impairment testing. Goodwill arising on acquisitions prior to 1 January 1998 was charged against reserves in the year of acquisition. This goodwill was not reinstated on the balance sheet upon adoption of IFRSs.

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

At 31 December 2005, the cost of goodwill arising on the acquisition of subsidiary undertakings on a US GAAP basis was US$34,147 million (2004: US$36,084 million) and the accumulated amortisation of goodwill was US$3,873 million (2004: US$4,385 million).

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

(c)	Intangible assets

The following intangible assets were recognised under US GAAP:

	2005	2004
	US$m	US$m

Balance brought forward at 1 January	4,608	4,421
Additions	580	532
On acquisition of subsidiaries	271	572
Amortisation charge	(905)	(836)
Provision for impairment	34	(102)
Exchange differences and other movements	114	21

Balance carried forward at 31 December	4,702	4,608

Since 1 January 2004, the accounting treatment for intangible assets has been consistent between IFRSs and US GAAP. The additional intangible assets recognised under US GAAP represent those acquired in business combinations during the period between SFAS 141 ‘Business combinations’ becoming effective on 30 June 2001 and IFRSs being adopted on 1 January 2004. They primarily comprise credit card and other loan relationships, merchant relationships and other intangibles assumed on the acquisition of HSBC Finance.

Provision for impairment in 2004 relates to the write-down of mortgage servicing rights, as a low interest rate environment has encouraged consumers to refinance mortgages at a faster rate than initially expected. Part of this provision was released in 2005 as prepayment rates slowed.

HSBC conducts an annual impairment test of intangible assets which are not subject to annual amortisation since HSBC determines these assets have indefinite lives. As a result of this testing, an impairment charge of US$13 million was recorded related to a trade name in the United Kingdom.

		At 31 December 2005
	Weighted average amortisation period Months
		Cost US$m	Accumulated amortisation US$m	Carrying value US$m
Intangible assets subject to annual amortisation
Purchased credit card relationships and related programmes	111	2,039	(462)	1,577
Retail services merchant relationship	60	270	(149)	121
Other loan related relationships	110	326	(104)	222
Mortgage servicing rights	66	985	(567)	418
Technology, customer lists and other contracts	60	2,514	(1,554)	960
Core deposit relationships	215	237	(127)	110
Other	67	436	(39)	397

		6,807	(3,002)	3,805
Intangible assets not subject to annual amortisation
Trade name		910	(13)	897

		7,717	(3,015)	4,702

The intangible asset amortisation expense under US GAAP for the next five years is estimated to be:

	2006	2007	2008	2009	2010
	US$m	US$m	US$m	US$m	US$m

Amortisation charge	701	662	605	562	423

(d)	Derivatives and hedge accounting

Under IFRS, all derivatives are recorded at fair value, consistent with US GAAP. Under IFRS, HSBC has elected either hedge accounting or fair value option for certain hedging relationships. With the exception of US operating subsidiaries, HSBC has not elected hedge accounting in its US GAAP financial statements. HSBC’s US operating subsidiaries designate certain derivative financial instruments as qualifying hedges of under SFAS 133.

When the critical terms of the hedge instrument are identical to those of the hedged item at the hedge inception date, HSBC's US subsidiaries make use of the assumption of no ineffectiveness in its fair value hedge accounting

Back to Contents

(commonly referred to as the ‘shortcut’ method) for certain of these hedging relationships. As a result, no retrospective or prospective assessment of effectiveness is required and no hedge ineffectiveness is recognised. If any one of the criteria for utilising the shortcut method was not met, the hedging relationship was either accounted for under the 'long-haul' method whereby effectiveness is assessed and ineffectiveness on effective hedges is recorded in the income statement, or the hedge relationship was determined to be ineffective for accounting purposes and the derivative was marked to market with gains and losses recorded directly in net income.

During 2005, new designations of hedges have generally been designated using the long-haul method of accounting under SFAS 133 and certain relationships have been re-designated using this method. As a result, there were no longer any cash flow hedges using the shortcut method of accounting at 31 December 2005, and HSBC’s US operating subsidiaries have significantly reduced the number of fair value hedges using the shortcut method of accounting at this date.

The following table summarises HSBC’s hedges of financial instruments that have been designated and qualify as effective hedges under SFAS 133 at the end of the period.

	Nominal values				Number of derivatives

	Fair value	Cash flow	Fair value	Cash flow	Fair value	Cash flow	Fair value	Cash flow
	hedges	hedges	hedges	hedges	hedges	hedges	hedges	hedges
	2005	2005	2004	2004	2005	2005	2004	2004
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
Financial investments:
Available for sale debt securities
Shortcut	–	–	1.0	–	1	–	38	–
Long-haul	0.2	–	–	–	10	–	–	–
Customer deposits
Shortcut	–	–	1.0	10.4	–	–	8	17
Long-haul	–	6.8	–	5.8	1	17	–	17
Debt securities in issue and subordinated liabilities
Shortcut	3.0	–	16.5	11.6	16	–	119	106
Long-haul	18.2	46.8	9.3	6.6	45	165	29	10

Total	21.4	53.6	27.8	34.4	73	182	194	150

Fair value hedges

HSBC’s US operating subsidiaries designate certain derivative financial instruments as qualifying fair value hedges of certain fixed rate assets and liabilities under SFAS 133. In order to qualify initially, hedge effectiveness is assessed and demonstrated on a prospective basis utilising statistical regression analysis.

2004

During 2004, the short-cut method of accounting could not be utilised for a small number of fair value hedges of fixed rate liabilities. Ineffectiveness of such fair value hedges recognised in 2004 in net income under US GAAP (but not under IFRS) was a gain of US$1 million.

HSBC’s US mortgage bank has historically hedged fixed rate closed residential mortgage loans held for sale with forward sale commitments. In 2004, ineffectiveness on these hedging activities recognised in net income under US GAAP (but not under IFRS) was a gain of US$2 million. Such hedging activity was ceased on 30 September 2005.

2005

Since 1 January 2005, almost all derivatives designated as fair value hedges under US GAAP in HSBC’s US operating subsidiaries have been reported under the fair value option for IFRSs purposes, with movements in fair value reported as ‘Net income from financial instruments designated as at fair value’.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Reporting of these arrangements as fair value hedges under US GAAP resulted in decreased net income for 2005 of US$179 million, including US$7 million arising from elimination of losses due to movements in own credit spread recorded in IFRSs net income and reduced ineffectiveness of US$172 million on shortcut fair value hedges for US GAAP purposes.

In addition, there were US$102 million of losses on such derivatives that did not qualify for hedging accounting under US GAAP.

On electing to report under the fair value option under IAS 39, unamortised purchase accounting adjustments on HSBC Finance Corporation's own debt were eliminated through retained earnings upon transition to IAS 39 on 1 January 2005. As a result, a US$409 million benefit to 2005 US GAAP net income was not recognised under IFRS.

Cash flow hedges

HSBC’s US operating subsidiaries designate under SFAS 133 certain derivative financial instruments, including interest rate swaps and future contracts, as qualifying cash flow hedges of the forecast repricing of certain deposit liabilities and issues of debt. A number of variable rate commercial loans were also subject to cash flow hedges up until 2004.

In order to qualify initially, hedge effectiveness is assessed and demonstrated on a prospective basis utilising both statistical regression analysis and the cumulative dollar offset method. The latter is used in order to satisfy the retrospective assessment of effectiveness for SFAS 133, and subsequent ineffectiveness is recognised in the income statement on a monthly basis. The time value component of the derivative contracts is excluded from the assessment of hedge effectiveness.

2004

Ineffectiveness of cash flow hedging activities resulted in a loss of US$1 million being recognised in net income reported under US GAAP for 2004. Shareholders’ equity at 31 December 2004 increased by US$133 million under US GAAP as a result of these hedges.

2005

Since 1 January 2005, such hedging arrangements have been recognised as cash flow hedges for IFRSs purposes. US GAAP net income for 2005 was lower than that under IFRSs by US$6 million, relating to unrecorded ineffectiveness on shortcut cash flow hedges for US GAAP purposes.

Trading derivatives

2004

All other IFRSs hedging derivatives were marked to market in 2004 for US GAAP purposes with the gain or loss recognised in net income for the period. This gave rise to an increase in US GAAP reported net income for 2004 of US$210 million. The other principal effect of applying SFAS 133 at 31 December 2004 was to reduce ‘Other assets’ by US$5,487 million and ‘Other liabilities’ by US$5,754 million. Under IFRSs, prior to 2005, internal derivatives used to hedge banking book transactions could be accruals accounted but, under US GAAP, all derivatives were held at fair value.

2005

From 1 January 2005, certain hedging relationships outside North America were elected and qualified as fair value hedges, were designated under the fair value option, or were elected and qualified as cash flow hedges under IAS 39, but were not elected as hedges under SFAS 133. The mark to market for these derivatives has been reported directly in net income for US GAAP purposes.

For fair value hedges recognised under IFRSs, no corresponding, offsetting fair value movement of the hedged item with respect to the hedged risk has been recorded for US GAAP purposes. For hedging relationships designated as at fair value for IFRSs purposes, no fair value movement in respect of own debt is recorded under US GAAP.

Back to Contents
The effect of this was to decrease US GAAP net income by US$1,266 million, net of elimination of a loss under IFRS of US$76 million of own credit spread, outside North America.

Fair value option

2005 only

HSBC has also applied the fair value option under IFRSs to groups of financial assets and liabilities which are managed and evaluated on a fair value basis, and to financial instruments containing embedded derivatives (see note 3). In addition, movements in the fair value of certain liabilities which meet the definition of ‘held for trading’ under IAS 39 are taken through net income. US GAAP does not include a fair value election and does not generally permit liabilities to be reported at fair value. The elimination of such accounting reduced US GAAP net income for 2005 by US$733 million.

(e)	Foreign exchange gains on available-for-sale securities

HSBC holds, in a number of different currencies, securities which are classified as available-for-sale within individual legal entities. For example, in the private bank in Switzerland, for which the US dollar is the reporting currency, the Group holds euro-denominated bonds funded in euros and Swiss franc securities funded in Swiss francs. No foreign exchange exposure arises from this because, although the value of the assets in US dollars changes with the exchange rate, there is an identical offsetting change in the US dollar value of the related funding. Under IFRSs both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange dealing profits. This reflects the economic substance of holding currency assets financed by currency liabilities.

However, under US GAAP, SFAS 115 and Emerging Issues Task Force (‘EITF’) Abstract 96-15 ‘Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign-currency-denominated Available-for-sale Debt Securities’ the change in value of the investments classified as available-for-sale is taken directly to reserves while the offsetting change in US dollar terms of the borrowing is taken to earnings. This leads to an accounting result which, although in compliance with US GAAP, does not necessarily reflect either the underlying risk position or the economics of the transactions. It is also a situation that will reverse on maturity of the asset or earlier sale. A similar difference arises when foreign currency exposures on foreign currency assets are covered using forward contracts but HSBC does not manage these hedges to conform with the detailed hedge designation requirements of SFAS 133.

The result is that for 2005, US GAAP net income increased by US$2,235 million (2004: increased by US$1,069 million) compared with IFRSs net income. There was no difference in total shareholders’ equity between IFRSs and US GAAP as a result of this reconciling item.

The adjustment for 2005 and 2004 largely reflects the reversal of adjustments in prior periods on the maturity or disposal of securities. The impact in 2005 also included increased US GAAP net income as a result of a strengthening of the US and Hong Kong dollar against the principal currencies in which HSBC hold available for sale securities. The impact in 2004 was offset by the effect of a weakening in the US and Hong Kong dollar against these principal currencies.

(f)	Investment securities

Under US GAAP, HSBC’s financial investments with a readily determinable market value are classified as available-for-sale securities, except for certain securities held by Republic New York Corporation at acquisition, which were classified as held-to-maturity. All other securities are categorised as trading securities.

HSBC has taken advantage of the exemption within IFRS 1 from presenting comparative information for 2004 in accordance with IAS 32 and IAS 39. Consequently, comparative IFRSs information has been prepared in accordance with HSBC’s previous accounting policies, disclosed separately in Note 46(g).

In 2005, the IFRSs to US GAAP adjustment to financial instruments reduces shareholders’ equity by US$597 million because under US GAAP equity shares that do not have a readily determinable fair value (as defined in SFAS 115) are measured at cost less provision for any permanent diminution in value. This is lower than the fair value at which they are measured under IAS 39, which is determined by comparison to similar equity investments which are quoted, or by using discounted cash flow calculations.

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

In 2004, all financial investments were reported under IFRSs at cost less provision for any permanent diminution in value. The increase in the US GAAP balance sheet of US$1,969 million represents the excess of fair value over cost (less provisions for permanent diminution in value) for debt securities and equity shares with a readily determinable fair value.

The amortised cost of available-for-sale investment securities which are subject to the provisions of SFAS 115 was US$188,868 million (2004: US$173,607 million) under US GAAP. During the year, excluding the effects of foreign exchange, US$899 million (2004: gains of US$376 million) of net unrealised losses on available-for-sale securities were included in ‘Other comprehensive income’. US$626 million (2004: gains of US$476 million) of net gains were reclassified out of ‘Other comprehensive income’ and recognised as part of income for the year.

During 2004, HSBC recorded net losses under US GAAP of US$127 million in respect of impairments of available-for-sale securities which were considered to be other than temporary. These losses were treated as realised items and included in net income. Since 1 January 2005, the recording of impairments of available-for-sale securities has been consistent between IFRSs and US GAAP.

Available-for-sale

Unrealised losses on investment securities

The following investment securities that had unrealised losses at 31 December 2005 were not considered ‘other-than-temporarily’ impaired under US GAAP:

	Period investment has been in an unrealised loss position

	Less than one year		Greater than or equal to one year		Total

		Unrealised		Unrealised		Unrealised
	Fair value	losses	Fair value	losses	Fair value	losses
	US$m	US$m	US$m	US$m	US$m	US$m

US Treasury	1,136	(22)	78	(1)	1,214	(23)
US Government agencies	1,385	(28)	570	(24)	1,955	(52)
US Government sponsored entities	8,955	(192)	2,811	(100)	11,766	(292)
UK Government	56	–	225	(1)	281	(1)
Hong Kong Government	1,259	(23)	126	–	1,385	(23)
Other governments	3,457	(33)	6,187	(54)	9,644	(87)
Asset-backed securities	1,522	(7)	367	(5)	1,889	(12)
Corporate debt and other securities	32,423	(284)	8,726	(131)	41,149	(415)

Debt securities	50,193	(589)	19,090	(316)	69,283	(905)
Equity securities	52	(6)	–	–	52	(6)

Total	50,245	(595)	19,090	(316)	69,335	(911)

Under US GAAP, 3,615 debt security investments and 15 investments in equity shares had unrealised losses at 31 December 2005.

Under both IFRSs and US GAAP, HSBC recognises in the income statement an ‘other-than-temporary’ impairment if the market value of an investment security has been significantly below its carrying value for a period exceeding six months. The only exception to this policy is in respect of debt securities whose decline in market value is due solely to an increase in underlying interest rates, and which HSBC has the ability to hold until maturity. None of the securities disclosed in the table above were considered ‘other-than-temporarily’ impaired at 31 December 2005.

Back to Contents
(g)	Taxation

The components of the net deferred tax liability calculated under SFAS 109 ‘Accounting for income taxes’, were as follows:

	2005	2004
	US$m	US$m
Deferred tax liabilities
Leasing transactions	2,533	1,924
Capital allowances	138	280
Provision for additional UK tax on overseas dividends	18	107
Reconciling items	2,163	2,661
Other	2,004	1,101

Total deferred tax liabilities	6,856	6,073

Deferred tax assets
Loan impairment allowances	1,974	2,530
Tax losses	587	827
Reconciling items	1,050	3,066
Other	4,981	2,254

Total deferred tax assets before valuation allowance	8,592	8,677
Less: valuation allowance	(794)	(1,062)

Deferred tax assets less valuation allowance	7,798	7,615

Net deferred tax asset under SFAS 109	942	1,542

Included within ‘other assets’ under US GAAP	2,717	3,272
Included within ‘deferred tax liabilities’ under US GAAP	(1,775)	(1,730)

The valuation allowance against deferred tax assets principally relates to trading and capital losses carried forward, which have not been recognised due to uncertainty over their utilisation. A valuation allowance is established to reduce deferred tax assets if, based on available evidence, it is considered more likely than not that any of the deferred tax assets will not be realised.

At 31 December 2005, HSBC had recognised deferred tax assets in respect of tax losses (net of valuation allowances) totalling US$223 million (2004: US$115 million), of which US$4 million (2004: US$7 million) expire within two to five years and US$219 million (2004: US$108 million) expire in 5 years or more.

(h)	Loans and advances

Loans assessed under SFAS 114 ‘Accounting by creditors for impairment of a loan’

SFAS 114 was amended by SFAS 118 ‘Accounting by creditors for impairment of a loan – income recognition and disclosures’. SFAS 114 addresses accounting by creditors for impairment of a loan by specifying how allowances for credit losses for certain loans should be determined. A loan is impaired when it is probable that the creditor will be unable to collect all amounts in accordance with the contractual terms of the loan agreement. Impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective rate or, as an expedient, at the fair value of the loan’s collateral. Leases, smaller-balance homogeneous loans and debt securities are excluded from the scope of SFAS 114.

At 31 December 2005, HSBC estimated that the difference between the carrying value of its loan portfolio on the basis of SFAS 114 and its value in HSBC’s IFRSs financial statements was such that no adjustment to net income or total shareholders’ equity was required.

The value of impaired loans at 31 December 2005 was US$11,535 million (2004: US$12,453 million). Of this total, loans which were included within the scope of SFAS 114 and for which a provision had been established amounted to US$5,082 million (2004: US$6,780 million). The impairment reserve in respect of these loans estimated in accordance with the provisions of SFAS 114 was US$2,675 million (2004: US$3,981 million). During the year ended 31 December 2005, impaired loans, including those excluded from the scope of SFAS 114, averaged US$11,289 million (2004: US$13,739 million) and interest income recognised on these loans was US$120 million (2004: US$184 million).

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

Loans outside the scope of SFAS 114

For smaller-balance homogeneous loans for which future cash flows from written-off balances can reasonably be estimated on a portfolio basis, an asset equal to the present value of the cash flows is recognised under IFRSs as it was previously under UK GAAP. This asset is not recognised for US GAAP purposes. This divergence resulted in higher net income in 2005 of US$20 million under US GAAP compared with IFRSs, and a reduction in the carrying value of loans and advances to customers and shareholders’ equity at 31 December 2005 of US$327 million. There was no difference in reported net income or shareholders’ equity for 2004.

(i)	Earnings per share

Basic earnings per share under US GAAP, SFAS 128 ‘Earnings per Share’, is calculated by dividing net income of US$14,703 million (2004: US$12,506 million) by the weighted average number of ordinary shares in issue in 2005 of 11,042 million (2004: 10,916 million).

Diluted earnings per share under US GAAP is calculated by dividing net income, which requires no adjustment for the effects of dilutive ordinary potential shares, by the weighted average number of shares outstanding plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares in 2005 of 11,334 million (2004: 11,063 million).

(j)	Variable interest entities (‘VIEs’)

Nature, purpose and activities of VIEs with which HSBC is involved

HSBC uses VIE structures in the normal course of business in a variety of activities (outlined below), but primarily to facilitate client needs. HSBC’s involvement in VIEs is, therefore, commercially driven. VIEs are only used after careful consideration is given to the most appropriate structure to achieve HSBC’s objectives from control, risk allocation, taxation and regulatory perspectives. The main VIEs are discussed below.

(i) Asset-backed conduits (‘ABCs’) and securitisation vehicles

ABCs and securitisation vehicles are structures in which interests in consumer and commercial receivables are sold to investors. ABCs generally consist of entities which purchase assets from clients to meet their financing needs, while securitisation vehicles generally acquire assets originated by HSBC itself and thereby provide HSBC with a cost-effective source of financing. Under both structures, commercial paper, notes, or equity interests are issued to investors to fund the purchase of receivables, and cash received from the receivables is used to service the finance provided by the investors. In certain instances, HSBC receives fees for providing liquidity facility commitments and for acting as administrator of the vehicle.

HSBC’s exposure to loss generally arises from commitments to provide back-up liquidity facilities for the vehicles; interest-rate swaps in which HSBC is the counterparty; retained or acquired interests in the receivables sold; or acquired interests in the vehicles themselves. In certain vehicles, the risk of loss to HSBC is reduced by credit enhancements provided by the originator of the receivables or other parties.

In addition to these securitisation vehicles, HSBC (primarily through its North American subsidiaries) securitises assets through entities that are not considered VIEs, including government-sponsored financing vehicles and vehicles considered qualifying special-purpose entities under US GAAP. These entities are not consolidated under US GAAP although certain of them are consolidated under IFRSs.

(ii) Infrastructure projects and funds

HSBC acts as an arranger for both public and private infrastructure projects and funds. The use of VIE structures in such projects is common as a method of attracting a wider class of investor by dividing into tranches the risk associated with such projects. HSBC’s exposure to loss generally arises from the provision of subordinated or mezzanine debt finance to projects, either directly or through a consolidated investment fund investing in infrastructure projects.

HSBC is deemed to be the primary beneficiary of an infrastructure project or fund when its investment in a project’s equity, subordinated debt or mezzanine debt, or its interest in a fund, is at a level at which it absorbs the majority of the expected losses or residual returns of the project or fund.

Back to Contents
Application of FIN 46R

FIN 46R requires the consolidation of VIEs in which HSBC is the primary beneficiary, and disclosures in respect of other VIEs in which HSBC has a significant variable interest.

Under IFRSs, HSBC consolidates entities in which it has a controlling interest. As IFRSs normally require a risk and rewards approach to consolidation, HSBC’s interests in entities deemed to be VIEs may result in differences in accounting and disclosure treatment under US GAAP.

The following table analyses HSBC’s total consolidated VIE assets in a US GAAP balance sheet:

	At 31 December

	2005	2004
	US$m	US$m
Classification
Loans and advances to customers	23,843	12,256
Debt securities and equity shares	4,403	1,996
Tangible fixed assets	2,017	1,865
Other assets	256	599

	30,519	16,716

Of the 2005 total, US$23,843 million (2004: US$12,256 million) represented asset-backed commercial paper conduits and securitisation vehicles, and US$2,017 million (2004: US$1,612 million) represented infrastructure projects and funds. The remaining balance consisted of guaranteed pension funds, investment funds, and other entities. Certain of these entities with assets of approximately US$19,475 million at 31 December 2005 (2004: US$12,256 million) were consolidated by HSBC in its IFRSs financial statements. There was no significant impact on net income under US GAAP for the year ended 31 December 2005 as a result of consolidating these VIEs.

HSBC also had significant involvement in, but was not the primary beneficiary of, VIEs with total assets of approximately US$86.2 billion (2004: US$32.8 billion), including asset-backed commercial paper conduits and securitisation vehicles with assets of approximately US$14.7 billion (2004: US$15.8 billion), infrastructure projects and funds of approximately US$6.2 billion (2004: US$4.5 billion), and interests in investment funds, low income housing tax credit partnerships, guaranteed pension funds, government debt restructuring programmes and other entities. HSBC’s maximum exposure to loss in relation to these entities was estimated at US$9.7 billion (2004: US$10.7 billion) which arose from guarantees, retained interests and recourse liabilities. HSBC was also involved in other investment funds and similar entities that are considered VIEs for which its involvement was limited to that of administrator, investment adviser, or other service provider.

In addition, HSBC had an interest in certain capital funding vehicles that are consolidated under IFRSs. However, under US GAAP, these vehicles were not recognised on HSBC’s balance sheet because it was not the primary beneficiary. HSBC’s deconsolidation of these vehicles resulted in non-equity minority interests under IFRSs of US$10,114 million being reclassified as subordinated liabilities under US GAAP at 31 December 2004.

(k)	Consolidated cash flow statement

HSBC prepares its cash flow statement in accordance with IAS 7 ‘Cash Flow Statements’, which is consistent with the objectives and principles of SFAS 95 ‘Statement of Cash Flows’ as amended by SFAS 104 ‘Statement of Cash Flows – Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions’.

(l)	Securitisations

HSBC Finance

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

In the third quarter of 2004, HSBC began to structure all new collateralised funding transactions as secured financings. In a secured financing, the underlying receivables and debt remain on HSBC’s balance sheet. HSBC

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

does not recognise a gain in a secured financing transaction. At 31 December 2005, secured financings of US$18.2 billion included in long-term debt were secured by US$25.6 billion of customer loans.

Prior to the third quarter of 2004, HSBC sold MasterCard and Visa private label, personal non-credit card and vehicle finance loans in various securitisation transactions. HSBC continues to service and receive servicing fees on the outstanding balance of these securitised loans and retains rights to future cash flows arising from the loans after the investors receive their contractual return. HSBC has also, in certain cases, retained other subordinated interests in these securitisations. These transactions result in the recording of interest-only strip receivables, which represent the value of the future residual cash flows from securitised loans. The investors and the securitisation trusts have only limited recourse to HSBC assets for failure of debtors to pay. That recourse is limited to HSBC’s rights to future cash flows and any subordinated interest retained. Servicing assets and liabilities are not recognised in conjunction with securitisations since HSBC receives adequate compensation relative to current market rates to service the loans sold.

Securitisation-related revenue includes income associated with the current and prior period securitisation of loans with limited recourse structured as sales under US GAAP. Such income includes gains on sales, net of the estimate of probable credit losses under the recourse provisions, servicing income and excess spread relating to those loans.

The following table provides a summary of securitisation revenue:

	2005	2004
	US$m	US$m

Net initial gains	–	25
Net replenishment gains from revolving securitisations	154	414
Servicing revenue and excess spread	212	569
Other	6	–

Total securitisation revenue	372	1,008

Interest-only strip receivables, net of the related losses and excluding the fair value adjustment recorded in accumulated ‘Other comprehensive income’ decreased by US$258 million in 2005 (2004: US$466 million).

Net initial gains, which represent gross initial gains net of management’s estimate of probable credit losses under the recourse provisions, and the key economic assumptions used in measuring the net initial gains from securitisations, were as follows:

				Personal
	Vehicle	MasterCard/	Private	non-credit
2005	finance	Visa	label	card	Total
Net initial gains (US$ millions)	–	–	–	–	–

2004
Net initial gains (US$ millions)	6[1]	14	5	–	25
Key economic assumptions[2]
Weighted average life (in years)	2.1	0.3	0.4	–
Payment speed	35.0%	93.5%	93.5%	–
Expected credit losses (annual rate)	5.7%	4.9%	4.8%	–
Discount rate for future cash flows	10.0%	9.0%	10.0%	–
Cost of funds	3.0%	1.5%	1.4%	–

1	In 2004, vehicle finance was involved in a securitisation which later was restructured as a secured financing. The initial gain reflected above was the gain on the initial transaction that remained after the securitisation was restructured.
2	Weighted average rates for securitisations entered into during the year for securitisations of loans with similar characteristics.

Certain revolving securitisation trusts, such as credit cards, are established at fixed levels and require frequent sales of new loan balances into the trusts to replace loans as they run off. These replenishments totalled US$17.5 billion in 2005 (2004: US$30.3 billion). Net gains (gross gains less estimated credit losses under the recourse provisions) related to these replenishments were calculated using weighted average assumptions consistent with those used for calculating gains on initial securitisations, and totalled US$154 million in 2005 (2004: US$414 million).

Back to Contents
Cash flows received from securitisation trusts were as follows:

					Personal
	Real estate	Vehicle	MasterCard/	Private	non-credit
	secured	finance	Visa	label	card	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2005
Proceeds from initial securitisations	–	–	–	–	–	–
Servicing fees received	–	45	97	50	99	291
Other cash flows received on retained interests[1]	–	(30)	239	109	(2)	316

2004
Proceeds from initial securitisations	–	–	550	190	–	740
Servicing fees received	1	86	185	93	161	526
Other cash flows received on retained interests[1]	4	(9)	705	252	80	1,032

1	Other cash flows included all cash flows from interest-only strip receivables, excluding servicing fees.

At 31 December 2005, the sensitivity of the current fair value of the interest-only strip receivables to an immediate 10 per cent and 20 per cent unfavourable change in assumptions are presented in the table below. These sensitivities are based on assumptions used to value interest-only strip receivables at 31 December 2005.

				Personal
	Vehicle	MasterCard/	Private	non-credit
	finance	Visa	label	card

Carrying value (fair value) of interest-only strip receivables (US$ millions)	(13)	20	15	16
Weighted average life (in years)	1.2	0.3	0.5	0.5
Payment speed assumption (annual rate)	55.8%	96.3%	82.8%	86.9%
Impact on fair value of 10% adverse change (US$ millions)	–	(2)	(1)	(1)
Impact on fair value of 20% adverse change (US$ millions)	–	(4)	(2)	(2)
Expected credit losses (annual rate)	10.6%	4.6%	4.9%	9.4%
Impact on fair value of 10% adverse change (US$ millions)	(12)	(2)	(3)	(4)
Impact on fair value of 20% adverse change (US$ millions)	(25)	(3)	(6)	(8)
Discount rate for residual cash flows (annual rate)	10.0%	9.0%	10.0%	11.0%
Impact on fair value of 10% adverse change (US$ millions)	(2)	–	–	–
Impact on fair value of 20% adverse change (US$ millions)	(3)	–	–	–
Variable returns to investors (annual rate)	–	2.9%	5.1%	5.7%
Impact on fair value of 10% adverse change (US$ millions)	–	(1)	(4)	(2)
Impact on fair value of 20% adverse change (US$ millions)	–	(2)	(7)	(5)

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

Static pool credit losses are calculated by summing actual and projected future credit losses and dividing them by the original balance of each pool of asset. Due to the short-term revolving nature of MasterCard, Visa, and

Back to Contents

H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (continued)

private label loan balances, the weighted average percentage of static pool credit losses is not considered to be materially different from the weighted average charge-off assumptions used in determining the fair value of interest-only strip receivables in the table above. At 31 December 2005, static pool credit losses for vehicle finance loans securitised in 2003 were estimated to be 10.6 per cent and for vehicle finance loans securitised in 2002 were estimated to be 14.8 per cent (2004: 14.7 per cent).

Activities of other North American subsidiaries

Through its subsidiaries, HSBC Markets (USA) Inc. and HSBC Bank USA, N.A., HSBC began acquiring residential mortgage loans from unrelated third parties in the middle of 2005 with the intention to sell these loans to securitisation trusts. HSBC received US$540 million in proceeds from the initial securitisation transaction under this program and recorded a gain on sale of US$6 million. HSBC does not service these loans and at 31 December 2005 held no residual interests resulting from this transaction. In addition, HSBC securitised the net interest margin (‘NIM’) associated with the initial securitisation. A NIM securitisation is a structured finance transaction backed by the residual cash flows from an Asset Backed Security (‘ABS’) deal. NIMs are collateralised by the excess spread left after absorbing the realised losses and satisfying the required over-collateralisation levels in the underlying ABS deals. HSBC received US$39 million in proceeds from this securitisation transaction and recorded no gain on sale. HSBC holds a residual interest of US$14 million resulting from the NIM securitisation. The residual interest is recorded in trading assets and is measured at fair value in accordance with SFAS 115. As the NIM securitisation occurred late in 2005, HSBC received no income from the residual interest in 2005.

48	Approval of accounts

These accounts were approved by the Board of Directors on 6 March 2006.

49	Non-statutory accounts

The information set out in these accounts does not constitute the company’s statutory accounts for the years ended 31 December 2005 or 2004. Those accounts have been reported on by the company’s auditors: their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The accounts for 2004 have been delivered to the Registrar of Companies and those for 2005 will be delivered in due course.

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

     For individual shareholders who are resident in the United Kingdom for taxation purposes and liable to UK income tax at the basic rate, no further UK income tax liability arises on the receipt of a dividend from HSBC Holdings. Individual shareholders who are liable to UK income tax at the higher rate on UK dividend income (currently 32.5 per cent) are taxed on the combined amount of the dividend and the tax credit. The tax credit is available for set-off against the higher rate liability, leaving net higher rate tax to pay equal to 25 per cent of the cash dividend. Individual UK resident shareholders are not entitled to any tax credit repayment.

     Although non-UK-resident shareholders are generally not entitled to any repayment of the tax credit in respect of any UK dividend received, some such shareholders may be so entitled under the provisions of a double taxation agreement between their country of residence and the United Kingdom. However, in most cases no amount of the tax credit is, in practice, repayable.

     Information on the taxation consequences of the HSBC Holdings scrip dividends offered in lieu of the 2004 fourth interim dividend and the first, second and third interim dividends for 2005 was set out in the Secretary’s letters to shareholders of 31 March, 1 June, 31 August and 6 December 2005. In each case, the market value of the scrip dividend was not substantially different from the dividend forgone and, accordingly, the price of HSBC Holdings US$0.50 ordinary shares (the ‘shares’) for UK tax purposes for the dividends was the cash dividend foregone.

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

     Shares or ADSs held by an individual whose domicile is determined to be the United States for the purposes of the United States-United Kingdom Double Taxation Convention relating to estate and gift taxes (the ‘Estate Tax Treaty’) and who is not for such purposes a national of the United Kingdom will not, provided any US Federal estate or gift tax chargeable has been paid, be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of shares or ADSs except in certain cases where the shares or ADSs (i) are comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom), (ii) is part of the business property of a UK permanent establishment of an enterprise, or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. In such cases, the Estate Tax Treaty generally provides

Back to Contents

H S B C   H O L D I N G S   P L C

Taxation of Shares and Dividends (continued)

a credit against US Federal tax liability for the amount of any tax paid in the United Kingdom in a case where the shares or ADSs are subject to both UK inheritance tax and to US Federal estate or gift tax.

Stamp duty and stamp duty reserve tax

Transfers of shares by a written instrument of transfer generally will be subject to UK stamp duty at the rate of 0.5 per cent of the consideration paid for the transfer, and such stamp duty is generally payable by the transferee.

     An agreement to transfer shares, or any interest therein, normally will give rise to a charge to stamp duty reserve tax at the rate of 0.5 per cent of the consideration. However, provided an instrument of transfer of the shares is executed pursuant to the agreement and duly stamped before the date on which the stamp duty reserve tax becomes payable, under current UK Inland Revenue practice it will not be necessary to pay the stamp duty reserve tax, nor to apply for such tax to be cancelled. Stamp duty reserve tax is generally payable by the transferee.

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

Taxation of dividends

An eligible US holder must include cash dividends paid on the shares or ADSs in ordinary income on the date that such holder or the ADS depositary receives them, translating dividends paid in UK pounds sterling into US dollars using the exchange rate in effect on the date of receipt. Subject to certain exceptions for positions that are hedged or held for less than 61 days, and subject to a foreign corporation being considered a ‘qualified foreign corporation’ (which includes not being classified for US federal income tax purposes as specified types of foreign investment companies), certain dividends (‘qualified dividends’) received by an individual eligible US holder before 2009 generally will be subject to US taxation at a maximum rate of 15 per

Back to Contents

cent. Based on the company’s audited financial statements and relevant market and shareholder data, HSBC Holdings believes that it was not treated as a passive foreign investment company, foreign personal holding company, or foreign investment company for US federal income tax purposes with respect to its 2004 or 2005 taxable year. In addition, based on the company’s audited financial statements and current expectations regarding the value and nature of its assets, and the sources and nature of its income, HSBC Holdings does not anticipate being classified as a passive foreign investment company for its 2006 taxable year. Accordingly, dividends paid on the shares or ADSs generally should be treated as qualified dividends.

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

Stamp duty and stamp duty reserve tax – ADSs

If shares are transferred into a clearance service or depository receipt (‘ADR’) arrangement (which will include a transfer of shares to the Depository) UK stamp duty and/or stamp duty reserve tax will be payable. The stamp duty or stamp duty reserve tax is generally payable on the consideration for the transfer and is payable at the aggregate rate of 1.5 per cent.

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

Back to Contents

H S B C   H O L D I N G S   P L C

Shareholder Information

Fourth interim dividend for 2005

The Directors have declared a fourth interim dividend of US$0.31 per ordinary share (in lieu of a final dividend) which, together with the first, second and third interim dividends, each of US$0.14, already paid, will make a total distribution for the year of US$0.73 per share, an increase of 11 per cent on 2004. Information on the scrip dividend scheme and currencies in which shareholders may elect to have the cash dividend paid will be sent to shareholders on or about 4 April 2006. The timetable for the dividend is:
2006

Shares quoted ex-dividend in London, Hong Kong and Bermuda; ADSs quoted ex-dividend in New York	22 March
Record date and closure of Hong Kong Overseas Branch Register of shareholders for one day	24 March
Shares quoted ex-dividend in Paris	27 March
Mailing of Annual Report and Accounts 2005 and/or Annual Review 2005, Notice of Annual General Meeting and dividend documentation	4 April
Final date for receipt by registrars of forms of election and revocations of standing instructions for scrip dividends	27 April
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars	2 May
Payment date: dividend warrants, new share certificates or transaction advices and notional tax vouchers mailed and shares credited to stock accounts in CREST	11 May

Shareholder profile

At 31 December 2005 the register of members recorded the following details:

	Number of	Total
Ordinary shares held	Shareholders	Shares Held

1-100	28,090	914,508
101-400	33,477	8,526,648
401-500	8,923	4,039,341
501-1,000	32,077	24,013,213
1,001-5,000	68,843	159,388,080
5,001-10,000	16,134	114,017,890
10,001-20,000	8,853	122,663,721
20,001-50,000	5,204	159,257,896
50,001-200,000	2,635	246,983,711
200,001-500,000	658	208,276,567
500,001 and above	927	10,285,522,367

Total	205,821	11,333,603,942

Memorandum and Articles of Association

The discussion under the caption “Memorandum and Articles of Association” contained in HSBC Holdings Annual Reports on Form 20-F for the years ended 31 December 2000 and 2001 is incorporated by reference herein.

Back to Contents

Annual General Meeting

The 2006 Annual General Meeting will be held at the Barbican Hall, Barbican Centre, London EC2 on 26 May 2006 at 11 am.

The results of the polls on the resolutions considered at the 2005 Annual General Meeting were:
			Total votes

Resolution			For[1]	Against	Abstain

1.	To receive the Report and Accounts for 2004		4,188,264,091	6,118,493	88,050,257
2.	To re-elect the following as Directors:
	(i)	Sir John Bond	4,087,518,427	35,336,901	158,770,790
	(ii)	R K F Ch'ien	4,119,809,500	32,967,572	128,710,109
	(iii)	J D Coombe	4,273,656,415	7,019,850	926,894
	(iv)	The Baroness Dunn	4,254,966,533	26,192,450	444,808
	(v)	D J Flint	4,269,214,839	11,740,518	651,058
	(vi)	J W J Hughes-Hallett	4,273,852,389	7,090,408	648,766
	(vii)	Sir Brian Moffat	4,272,730,719	8,065,251	883,817
	(viii)	S W Newton	4,273,404,835	7,323,052	898,632
	(ix)	H Sohmen	4,259,449,879	13,998,760	8,208,565
3.	To reappoint the Auditor		4,189,566,522	34,267,063	58,565,560
4.	To approve the Directors’ Remuneration Report for 2004		4,042,390,563	238,935,100	1,001,043
5.	To authorise the Directors to allot shares		4,248,533,662	34,530,610	775,383
6.	To disapply pre-emption rights (Special Resolution)		4,237,314,079	45,636,207	807,662
7.	To authorise the Company to purchase its own Ordinary Shares		4,277,201,897	5,720,170	890,586
8.	To amend the HSBC Holdings Savings-Related Share Option Plan		4,256,919,733	21,915,186	4,695,692
9.	To amend the HSBC Holdings Savings-Related Share Option Plan:
	International		4,256,986,127	21,917,140	4,613,955
10.	To approve the HSBC US Employee Stock Plan		4,252,360,655	26,756,715	4,402,810
11.	To approve The HSBC Share Plan		4,139,629,417	125,440,646	17,238,305
12.	To alter the Articles of Association (Special Resolution)		4,276,758,493	4,704,696	1,642,885

1 Includes discretionary votes.

Interim results

The interim results for the six months to 30 June 2006 will be announced on 31 July 2006.

Interim dividends for 2006

The Board has adopted a policy of paying quarterly dividends. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2006 will be US$0.15 per ordinary share. The proposed timetables for the dividends in respect of 2006 are:

Interim dividends for 2006

	First	Second	Third	Fourth

Announcement	2 May 2006	31 July 2006	6 November 2006	5 March 2007
ADSs quoted ex-dividend in New York	17 May 2006	16 August 2006	21 November 2006	21 March 2007
Shares quoted ex-dividend in London, Hong Kong and Bermuda	17 May 2006	16 August 2006	22 November 2006	21 March 2007
Record date and closure of Hong Kong Overseas Branch Register of shareholders for one day	19 May 2006	18 August 2006	24 November 2006	23 March 2007
Shares quoted ex-dividend in Paris	22 May 2006	21 August 2006	27 November 2006	26 March 2007
Payment date	6 July 2006	4 October 2006	18 January 2007	10 May 2007

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
Floor 22W
New York, NY 10286
USA

Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, should be sent to the paying agent:

HSBC France
103, avenue des Champs Elysées
75419, Paris Cedex 08
France

Further copies of this Annual Report and Accounts 2005 may be obtained by writing to the following departments.

For those in Europe, the Middle East and Africa	For those in Asia-Pacific:	For those in the Americas:

Group Corporate Affairs	Group Public Affairs	Employee Communications
HSBC Holdings plc	The Hongkong and Shanghai Banking	HSBC-North America
8 Canada Square	Corporation Limited	2700 Sanders Road
London E14 5HQ	1 Queen’s Road Central	Prospect Heights
UK	Hong Kong	Illinois 60070
USA

Electronic communications

Shareholders may at any time choose to receive corporate communications in printed form or electronically. To register online to receive electronic communications, or revoke or amend an instruction to receive electronic communications, go to www.hsbc.com/ecomms. If you received this document electronically and would like to receive a printed copy or would like to receive future shareholder communications in printed form, please write to the appropriate Registrars at the address given above. Printed copies will be provided without charge.

Back to Contents

Chinese translation

A Chinese translation is available on request after 4 April 2006 from the Registrars:

Computershare Hong Kong Investor Services Limited
Hopewell Centre, 46th Floor
183 Queen’s Road East
Wan Chai
Hong Kong

Computershare Investor Services PLC
PO Box 1064, The Pavilions
Bridgwater Road
Bristol BS99 3FA
UK

Please also contact the Registrars if you wish to receive Chinese translations of future documents or if you have received a Chinese translation of this document and do not wish to receive such translations in future.

Investor relations

Enquiries relating to HSBC’s strategy or operations may be directed to:

Senior Manager Investor Relations	Director – Corporate Finance and Investor Relations	Senior Manager External Relations

HSBC Holdings plc	HSBC Finance Corporation	The Hongkong and Shanghai Banking
8 Canada Square	2700 Sanders Road	Corporation Limited
London E14 5HQ	Prospect Heights, IL 60070	1 Queen’s Road Central
UK	USA	Hong Kong
Telephone: +44 (0)20 7991 8041	1 847 564 6478	852 2822 4929
Facsimile: +44 (0)20 7991 4663	1 847 205 7538	852 2845 0113
E-mail: investorrelations@hsbc.com	investor.relations@us.hsbc.com	investorrelations@hsbc.com.hk

Where more information about HSBC is available

This Annual Report and Accounts 2005, and other information on HSBC, may be viewed on our web site: www.hsbc.com.

US Investors may read and copy the reports, statements or information that HSBC Holdings files with the Securities Exchange Commission at its public reference room in Washington, DC, which is located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. These documents will also be available at the Commission’s regional offices located at the Woolworth Building, 233 Broadway, New York, NY 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Investors should call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Investors can request copies of these documents upon payment of a duplicating fee, by writing to the Commission at 450 Fifth Street, N.W., Washington, DC 20549. Investors may also obtain the reports and other information HSBC Holdings files at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

Back to Contents

H S B C   H O L D I N G S   P L C

Shareholder Information (continued)

Dividends on the ordinary shares of HSBC Holdings

HSBC Holdings has paid dividends on its ordinary shares every year without interruption since it became the HSBC Group holding company by a scheme of arrangement in 1991. The dividends declared, per ordinary share, for each of the last five years were:

		First	Second	Third	Fourth
		interim	interim	interim	interim	Total[2]

2005[1]	US$	0.140	0.140	0.140	0.310	0.730
		£0.077	0.079	0.079	0.180	0.415
	HK$	1.088	1.086	1.085	2.404	5.663

2004	US$	0.130	0.130	0.130	0.270	0.660
		£0.071	0.072	0.069	0.140	0.352
	HK$	1.013	1.014	1.013	2.104	5.144

2003	US$	0.240	0.120	0.240	–	0.600
		£0.146	0.065	0.134	–	0.345
	HK$	1.860	0.931	1.863	–	4.654

2002	US$	0.205	0.325	–	–	0.530
		£0.130	0.202	–	–	0.332
	HK$	1.600	2.534	–	–	4.134

2001	US$	0.190	0.290	–	–	0.480
		£0.129	0.200	–	–	0.329
	HK$	1.482	2.261	–	–	3.743

1	The fourth interim dividend for 2005 of US$0.31 per share has been translated into pounds sterling and Hong Kong dollars at the closing rate on 31 December 2005. The dividend will be paid on 11 May 2006.
2	The above dividends declared are accounted for as disclosed in Note 11 on the Financial Statements.

     Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Nature of trading market

HSBC Holdings ordinary shares are listed or admitted to trading on the London Stock Exchange, the Hong Kong Stock Exchange (‘HKSE’), Euronext Paris, NYSE and the Bermuda Stock Exchange. HSBC Holdings maintains its principal share register in London and overseas branch share registers in Hong Kong and Bermuda (collectively, the ‘share register’).

     As at 31 December 2005, there were a total of 205,821 holders of record of HSBC Holdings ordinary shares.

     As at 31 December 2005, a total of 13,403,975 of the HSBC Holdings ordinary shares were registered in the HSBC Holdings share register in the name of 9,188 holders of record with addresses in the United States. These shares represented 0.12 per cent of the total HSBC Holdings ordinary shares in issue.

     As at 31 December 2005, there were 11,642 holders of record of ADSs holding approximately 105 million ADSs, representing approximately 525 million HSBC Holdings ordinary shares. 11,411 of these holders had addresses in the United States, holding approximately 104.8 million ADSs, representing 524 million HSBC Holdings ordinary shares. As at 31 December 2005, approximately 4.6 per cent of the HSBC Holdings ordinary shares were represented by ADSs held by holders of record with addresses in the United States.

     The following table shows, for the years, calendar quarters and months indicated, the highest and lowest prices for the HSBC Holdings ordinary shares and ADSs. These are based on mid-market prices at close of business on the London Stock Exchange, HKSE, Euronext Paris, NYSE and the Bermuda Stock Exchange.

     Past share price performance should not be regarded as a guide to future performance.

Back to Contents

     High and low mid-market closing prices

	London		Hong Kong		New York		Paris		Bermuda[2]
	US$0.50 shares		US$0.50 shares		ADSs[1]		US$0.50 shares		US$0.50 shares

	High	Low	High	Low	High	Low	High	Low	High	Low
	pence	pence	HK$	HK$	US$	US$	euro	euro	US$	US$

2005	950	825	133.5	120.1	85.8	77.5	13.9	12.0	17.1	15.7
2004	954	784	136.5	109.5	87.8	70.0	13.6	11.8	17.3	14.5
2003	914	631	122.5	80.3	78.8	51.1	13.4	9.3	–	–
2002	866	643	97.5	78.8	64.4	50.3	13.9	10.2	–	–
2001	1092	608	121.5	68.5	79.7	44.8	17.3	9.5	–	–

	London		Hong Kong		New York		Paris		Bermuda
	US$0.50 shares		US$0.50 shares		ADSs[1]		US$0.50 shares		US$0.50 shares

	High	Low	High	Low	High	Low	High	Low	High	Low
	pence	pence	HK$	HK$	US$	US$	euro	euro	US$	US$
2005
4th Quarter	950	873	126.5	120.1	81.6	77.5	13.9	12.8	16.5	15.7
3rd Quarter	936	885	129.2	123.0	83.2	79.0	13.6	13.0	16.6	16.0
2nd Quarter	895	825	127.0	122.5	81.4	78.6	13.5	12.0	16.2	15.8
1st Quarter	907	832	133.5	122.5	85.8	78.3	13.3	12.2	17.1	15.9

2004
4th Quarter	954	860	136.5	124.5	87.8	79.8	13.6	12.4	17.3	16.0
3rd Quarter	888	784	124.0	114.5	79.8	72.7	13.1	11.8	15.9	14.6
2nd Quarter	836	789	118.5	109.5	76.5	70.0	12.6	11.8	15.3	14.5
1st Quarter	893	802	128.5	115.5	82.5	73.5	13.2	12.0	16.5	14.7

	London		Hong Kong		New York		Paris		Bermuda
	US$0.50 shares		US$0.50 shares		ADSs[1]		US$0.50 shares		US$0.50 shares

	High	Low	High	Low	High	Low	High	Low	High	Low
	pence	pence	HK$	HK$	US$	US$	euro	euro	US$	US$
2006
January	969	924	131.3	124.5	85.5	80.5	14.2	13.4	17.1	16.4
2005
December	937	910	126.5	124.0	81.5	80.3	13.9	13.5	16.5	16.2
November	950	891	125.7	121.9	81.6	78.9	13.9	13.1	16.3	16.1
October	923	873	126.0	120.1	81.2	77.5	13.6	12.8	16.2	15.7
September	921	885	127.0	125.0	82.3	80.6	13.5	13.0	16.6	16.2
August	932	888	129.2	124.3	83.2	79.9	13.5	13.0	16.5	16.1
July	936	896	127.3	123.0	81.8	79.0	13.6	13.1	16.2	16.0

Notes
1	In New York each ADS represents 5 underlying ordinary shares.
2	Shares were not listed on the Bermuda Stock Exchange prior to 18 February 2004.

Stock Symbols

HSBC Holdings ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC

Back to Contents

H S B C   H O L D I N G S   P L C

Organisational Structure

     The HSBC Group
Structure of Principal Operating Companies
at January 2006

NOTES
1)	This chart is a simplified ownership diagram only; not all intermediate holding companies are shown.
2)	A percentage figure in brackets inside a company name box indicates the ultimate percentage owned of that company within the HSBC Group.
3)	Where no figure appears the company is wholly owned.
4)	Places of incorporation are shown in Notes 20 and 24 on the Financial Statements.

Back to Contents

H S B C   H O L D I N G S   P L C

SEC 20-F Cross-Reference Sheet and Glossary

Cross-Reference Sheet

Form 20-F Item Number and Caption			Location	Page

PART I
1.	Identity of Directors, Senior Management		Not required for Annual Report	—
and Advisers
2.	Offer Statistics and Expected Timetable		Not required for Annual Report	—

3.	Key Information
	A.	Selected Financial Data	Five-Year Comparison	3
			US GAAP Selected Financial Data	4
	B.	Capitalisation and Indebtedness	Not required for Annual Report	—
	C.	Reasons for the Offer and use of	Not required for Annual Report	—
Proceeds
	D.	Risk Factors	Not Applicable	—

4.	Information on the Company
	A.	History and Development of the	Description of Business	7-19
Company
			Financial Review	26-98, 420
	B.	Business Overview	Description of Business	7-19
			Governance, Regulation and Supervision	20-24
			Financial Review	26-98
	C.	Organisational Structure	Description of Business	7
			Organisational Structure Chart	412
			Note 24 – Notes on the Financial	301-303
Statements
	D.	Property, Plants and Equipment	Description of Property	25
			Report of the Directors	189
			Note 23 – Notes on the Financial	298-300
Statements
5.	Operating and Financial Review and
Prospects
	A.	Operating Results	Financial Review	26-149
	B.	Liquidity and Capital Resources	Financial Review	150-152
173-177
	C.	Research and Development, Patents	Not Applicable	—
and
Licences, etc.
	D.	Trend Information	Financial Review	26-149
	E.	Off-Balance Sheet Arrangements	Other Information	182-183
	F.	Contractual Obligations	Other Information	183
6.	Directors, Senior Management and
Employees
	A.	Directors and Senior Management	Board of Directors and Senior	184-188
Management
	B.	Compensation	Directors’ Remuneration Report	215-232
	C.	Board Practices	Report of the Directors	200-210,
215
			Directors’ Remuneration Report	223-225
	D.	Employees	Description of Business	10
	E.	Share Ownership	Report of the Directors	211-213
			Directors’ Remuneration Report	229-232
7.	Major Shareholders and Related Party
Transactions
	A.	Major Shareholders	Report of the Directors	213

Back to Contents

H S B C   H O L D I N G S   P L C

SEC 20-F Cross-Reference Sheet and Glossary (continued)

	B.	Related Party Transactions	Note 43 – Notes on the Financial	330-332
Statements
	C.	Interests of Experts and Counsel	Not Applicable	—

8.	Financial Information
	A.	Consolidated Statements and Other	Financial Statements	233-402
		Financial Information	Legal Proceedings	25
			Note 42 – Notes on the Financial	330
Statements
			Shareholder Information	410
	B.	Significant Changes	Not Applicable	—
9.	The Offer and Listing
	A.	Offer and Listing Details	Shareholder Information	406-411
	B.	Plan of Distribution	Not required for Annual Report	—
	C.	Markets	Shareholder Information	406-411
	D.	Selling Shareholders	Not required for Annual Report	—
	E.	Dilution	Not required for Annual Report	—
	F.	Expenses of the Issue	Not required for Annual Report	—

10.	Additional Information
	A.	Share Capital	Not required for Annual Report	—
	B.	Memorandum and Articles of	Shareholder Information	406
Association
	C.	Material Contracts	Not Applicable	—
	D.	Exchange Controls	Exchange controls and other limitations
			affecting security holders	7
	E.	Taxation	Shareholder Information	403-405
	F.	Dividends and Paying Agents	Not required for Annual Report	—
	G.	Statements by Experts	Not required for Annual Report	—
	H.	Documents on Display	Shareholder Information	408-409
	I.	Subsidiary Information	Not Applicable	—

11.	Quantitative and Qualitative Disclosures		Financial Review	152-172
	About Market Risk		Note 17 and 34 – Notes on the Financial	285-289
			Statements	316-317

12.	Description of Securities Other than Equity
Securities
	A.	Debt Securities	Not required for Annual Report	—
	B.	Warrants and Rights	Not required for Annual Report	—
	C.	Other Securities	Not required for Annual Report	—
	D.	American Depositary Shares	Not required for Annual Report	—

PART II
13.	Defaults, Dividends Arrearages and		Not Applicable	—
Delinquencies
14.	Material Modifications to the Rights of		Not Applicable	—
Securities Holders and Use of Proceeds
15.	Controls and Procedures		Disclosure Controls	184
16.	[Reserved]
	A.	Audit Committee Financial Expert	Report of the Directors	203-204
	B.	Code of Ethics	Report of the Directors	206-208
	C.	Principal Accountant Fees and Services	Report of the Directors	203-206
			Note 8 – Notes on the Financial	269
Statements
	D.	Exemptions from the Listing Standards	Not Applicable	—
for Audit Committees
	E.	Purchases of Equity Securities by the	Report of the Directors	213
Issuer and Affiliated Purchasers

413a

Back to Contents

PART III
17	.	Financial Statements	Not Applicable	—
18	.	Financial Statements	Financial Statements	233-402
19	.	Exhibits (including Certifications)		*

Glossary of accounting terms and abbreviations

Accounting terms used	US equivalent or brief description

Accounts	Financial Statements
Allotted	Issued
Articles of Association	Bylaws
Associates	Long-term equity investments accounted for by the equity method
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called-up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax depreciation allowances
Creditors	Payables
Debtors	Receivables
Deferred tax	Deferred income tax
De-mutualising	Process by which a mutual society is converted into a public limited company
Depreciation	Amortisation
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interests in associates and joint ventures	Long-term equity investments accounted for by the equity method
Loans and advances	Lendings
Loan capital	Long-term debt
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Premises	Real estate
Provisions	Allowances
Share capital	Ordinary shares or common stock issued and fully paid
Shareholders’ equity	Stockholders’ equity
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Undistributable reserves	Restricted surplus
Write-offs	Charge-offs

413b

Back to Contents

H S B C   H O L D I N G S   P L C

SEC 20-F Cross-Reference Sheet and Glossary (continued)

Abbreviations used	Brief description

ABC	Asset-backed conduits
ABS	Asset-backed securities
Achievement shares	Restricted share awards made under the HSBC Holdings Restricted Share Plan
ADR	American depositary receipt
ADS	American depositary share
AICPA	The American Institute of Certified Public Accountants
AIEA	Average interest-earning assets
ALCO	Asset and liability management committee
Amparos	Argentinian judicial orders that allow certain depositors relief from the pesification rules and recovery of their historical US dollar deposits at current exchange rates.
ARB	Accounting Research Bulletin (US)
ARM	Adjustable rate mortgage
Bank of Bermuda	The Bank of Bermuda Limited, which was acquired in February 2004
Bank of Communications	Bank of Communications Limited, mainland China’s fifth largest bank in which HSBC acquired a 19.9% interest in August 2004.
Basel Committee	The Basel Committee on Banking Supervision
Basel II	The Final Accord of the Basel Committee on proposals for a new capital adequacy framework
Brazilian operations	HSBC Bank Brazil and subsidiaries, plus Banco Lloyds TSB S.A. and Losango Promotora de Vendas Limitada.
CCF	CCF S.A., the former name of HSBC France
CD	Certificate of deposit
CGU	Cash generating unit
Combined Code	Combined Code on Corporate Governance issued by the Financial Reporting Council
CRM	Customer relationship management
CSA	Credit support annex
CSR	Corporate social responsibility
Decision One	Decision One Mortgage Company, HSBC Finance’s subsidiary which originates loans referred by mortgage brokers
DPF	Discretionary participation feature of insurance and investment contracts
EITF	Emerging Issues Task Force (US)
EPS award	Earnings per share measure applied to half of the award of performance shares under the HSBC Share Plan
EU	European Union
FASB	Financial Accounting Standards Board (US)
FDIC	Federal Deposit Insurance Corporation (US)
FHC	Financial holding company, as defined under the Gramm-Leach-Bliley Act amendments to the BHCA
FIN	FASB Interpretation (US)
FinCEN	The Financial Crimes Enforcement Network, a bureau of the US Treasury Department
FSA	Financial Services Authority (UK)
FSMA	Financial Services and Markets Act 2000 (UK)
FTE	Full-time equivalent staff numbers
FTSE	Financial Times – Stock Exchange index
GAAP	Generally Accepted Accounting Principles
GDP	Gross domestic product
GHOS	Hong Kong Government Home Ownership Scheme
Global Markets	HSBC’s treasury and capital markets services in Corporate, Investment Banking and Markets
Group	HSBC Holdings together with its subsidiary undertakings

Back to Contents

Abbreviations used	Brief description

Hang Seng Bank	Hang Seng Bank Limited, the second largest bank in Hong Kong by market capitalisation
HFC Bank	HFC Bank Limited, the UK-based consumer finance business acquired through the acquisition by HSBC of HSBC Finance Corporation
HKMA	The Hong Kong Monetary Authority
Hong Kong Model Code	Rules governing the listing of securities on the HKSE
HKSE	The Stock Exchange of Hong Kong Limited
Hong Kong	The Hong Kong Special Administrative Region of the People’s Republic of China
Hong Kong GAAP	Hong Kong Generally Accepted Accounting Principles
HNAH	HSBC North America Holdings Inc, the bank holding company formed on 1 January 2004 to hold all of HSBC’s North America operations
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc, formerly Midland Bank plc
HSBC Bank Argentina	HSBC Bank Argentina S.A.
HSBC Bank Brazil	HSBC Bank Brasil S.A.-Banco Múltiplo, HSBC’s retail banking operation in Brazil, formerly Banco Bamerindus do Brasil S.A.
HSBC Bank Delaware	HSBC Trust Company (Delaware), N.A., a US nationally chartered bank restricted to trust activities
HSBC Bank Malaysia	HSBC Bank Malaysia Berhad
HSBC Bank Middle East	HSBC Bank Middle East Limited, formerly The British Bank of the Middle East
HSBC Bank Nevada	HSBC Bank Nevada, NA, (formerly Household Bank (SB), N.A.) a nationally chartered ‘credit card bank’ in the US which is a subsidiary of HSBC Finance Corporation
HSBC Bank USA	HSBC’s retail bank in the US. From 1 July 2004, HSBC Bank USA, N.A. (formerly HSBC Bank USA, Inc,)
HSBC Finance	HSBC Finance Corporation, the US consumer finance company acquired in March 2003 (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, whose name was changed from CCF S.A. (previously Crédit Commercial de France S.A.) in 2005
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Mexico	HSBC México S.A., the commercial banking subsidiary of Grupo Financiero HSBC, S.A. de C.V. and the fifth-largest bank in Mexico by deposits and assets
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) S.A., HSBC’s private bank in Switzerland (formerly HSBC Republic Bank (Suisse) S.A.)
IAS	International Accounting Standard
IFRSs	International Financial Reporting Standards
IFRIC	International Financial Reporting Interpretations Committee
IGU	Income generating unit
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in China of which Hang Seng acquired a 15.98 per cent interest in 2004
IPO	Initial public offering
Key Management Personnel	Directors and Group Managing Directors of HSBC Holdings
KPMG	KPMG Audit plc and its affiliates
Losango	Losango Promotora de Vendas Limitada, the Brazilian consumer finance company acquired in December 2003
Mainland China	People’s Republic of China excluding Hong Kong
Metris	Metris Companies Inc., US credit card issuer acquired in December 2005
M&S Money	Marks and Spencer Retail Financial Services Holdings Limited, acquired by HSBC in November 2004.
MMEs	Middle market enterprises
MSCI	Morgan Stanley Capital International index
MSRs	Mortgage servicing rights

Back to Contents

H S B C   H O L D I N G S   P L C

SEC 20-F Cross-Reference Sheet and Glossary (continued)

Abbreviations used	Brief description

NA	Nationally Chartered, a designation for certain categories of banks in the US
NIM	Net interest margin
NYSE	New York Stock Exchange
OCC	Office of the Comptroller of the Currency (US)
OCI	Other comprehensive income
OFT	Office of Fair Trading (UK)
OTC	Over-the-counter dealing products
Patriot Act	The US Patriot Act of October 2001
Performance shares	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to corporate performance conditions
Pesification	The mandatory and asymmetrical conversion of onshore US dollar-denominated assets and liabilities in Argentina
PFS	HSBC’s Personal Financial Services customer group
Ping An Insurance	Ping An Insurance Company of China Limited, the second-largest life insurer in the PRC, in which HSBC holds a 19.9 per cent interest
PVBP	Present value of a basis point
PVIF	Present value of in-force long-term insurance business
QUEST	HSBC’s Qualifying Employee Share Ownership Trust
REIT	Real Estate Investment Trust
Repos	Sale and repurchase transactions
Reverse repos	Securities purchased under commitments to sell
RMB	Renminbi, the currency of mainland China
SEC	Securities and Exchange Commission (US)
SIC	Standard Interpretations Committee (US)
Senior Management	Group Managing Directors, Group General Managers and the Group Company Secretary
SFAS	Statement of Financial Accounting Standards (US)
Sinopia	Sinopia Asset Management
SME	Small and medium-sized enterprise
SOP	Statement of Position issued by the AICPA (US)
SORP	Statement of Recommended Accounting Practice issued by the BBA (UK)
SPE	Special purpose entity
The Act	The Companies Act 1985 (UK)
The Amendment	The Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement: The Fair Value Option’
The Hongkong and Shanghai Banking Corporation	The Hongkong and Shanghai Banking Corporation Limited, the founding member of the HSBC Group
TSR	Total shareholder return
TSR award	TSR measure applied to half of the award of performance shares under the HSBC Share Plan
UK	United Kingdom
UK GAAP	UK Generally Accepted Accounting Principles
Units	8.875 per cent adjustable convertible rate equity security units issued by HSBC Finance Corporation
US	United States of America
US GAAP	US Generally Accepted Accounting Principles
VAR	Value at risk
VIE	Variable interest entity
WHIRL	Worldwide Household International Revolving Lending system
WTAS	Wealth and Tax Advisory Services, Inc.

Back to Contents

H S B C   H O L D I N G S   P L C

lndex

Accounting	product offering 13
developments (future) 103	Corporate social responsibility (CSR) committee
policies (significant) 244	206
requirements in UK and Hong Kong 332	Cost efficiency ratio 41
Accounts (approval) 402	Credit risk management 115
Administrative expenses 269	Credit quality 127
Annual General Meeting 214, 407	Critical accounting policies 99
Assets	Cross-border exposures 132, 149
by customer group 11, 280	Customer groups 11, 44 – 98
by geographical region 15, 55, 277	Dealings in HSBC Holdings plc shares 213
charged as security 317	Debt securities in issue 305
deployment 41	rating agency designation 129
other 303	Defined terms frontispiece
Associates and joint ventures (interests in) 292	Deposits
Assurance fund (IFRSs/US GAAP differences) 375	average balances and average rates 179
Audit committee (Group) 203	Derivatives 285
Auditor 214	IFRSs/US GAAP differences 378, 392
report 234	Directors
Balance sheet	biographies 184
average 104	board of directors 200, 217
consolidated 237	emoluments 227
HSBC Holdings 240	interests 211
US GAAP basis 389	other directorships 225
Basis of preparation of accounts 243	remuneration 215
Business highlights 46 – 54	responsibilities (statement of) 233
Calendar (financial) 406	service contracts and terms of appointment 223
Capital	Dividends 406, 407, 410
events 189	Donations 214
management and allocation 173	Earnings per share 276
Cash flow	IFRSs/US GAAP differences 398
consolidated statement 239	Economic background
notes 326	Europe 57
IFRSs/US GAAP differences 399	Hong Kong 67
Cautionary statement regarding forward-looking	Rest of Asia-Pacific 74
statements 6	North America 83
Certificates of deposit and other time deposits	South America 93
(maturity analysis) 181	Economic profit 43
Collateral and credit enhancements 143	Employees 10
Commercial Banking	compensation and benefits 260
business highlights 48	remuneration policy 215
performance in Europe 60	disabled 213
performance in Hong Kong 68	involvement 213
performance in Rest of Asia-Pacific 76	Enforceability of judgements made in the US 6
performance in North America 87	Enquiries (from shareholders) 408
performance in South America 95	Equity 323
product offering 12	Europe
Committees (board) 203	competitive environment 16
Communication with shareholders 211	economic background 57
Competitive environment 16	profit/(loss) 56, 64
Constant currency 2	regulation and supervision 20
Contents frontispiece	Events after the balance sheet date 332
Contingent liabilities and contractual commitments	Exchange controls and other limitations affecting
327	security holders 6
Contractual obligations 183	Fee income (net) 30
Corporate, Investment Banking and Markets	Financial assets and liabilities
business highlights 50	by measurement basis 281
performance in Europe 61	IFRSs/US GAAP differences 381
performance in Hong Kong 69	Financial assets designated at fair value 284
performance in Rest of Asia-Pacific 77	Financial highlights 1
performance in North America 88	Financial instruments
performance in South America 96	fair value 313
net income from 257

Back to Contents

H S B C   H O L D I N G S   P L C

lndex (continued)

valuation 101	Investment securities
Financial investments 290, 382	IFRSs/US GAAP differences 395
Financial liabilities designated at fair value 304	Investor relations 409
Financial risk management 210	Lease commitments 328
Five-year comparison 3	Legal proceedings 25, (litigation) 330
Fixed assets (intangible) 294	Liabilities
Foreign exchange exposures 316, 395	other 306
Funds under management 42	subordinated 309
Gains less losses from financial investments 34	Liquidity and funding management 150
Geographical regions 15	Loans and advances
Goodwill	by industry sector 119
and intangible assets 294	impairment 38, 99, 146
impairment 101	maturity and interest sensitivity 178
IFRSs/US GAAP differences 377, 391	IFRSs/US GAAP differences 384, 397
Governance 20, 206	Loan impairment charges 38
HSBC Holdings/New York Stock Exchange	IFRSs/US GAAP differences 386
corporate governance differences 206	Management Board (Group) 203
Group Managing Directors 186	Market risk management 152
Health and safety 210	Maturity analysis of assets and liabilities 315
Hong Kong	Memorandum and Articles of Association 406
competitive environment 17	Minority interests 318
economic background 67	Nomination committee 203
profit/(loss) 66, 71	North America
regulation and supervision 21	competitive environment 18
HSBC Holdings plc	economic background 83
balance sheet 240	profit/(loss) 82, 90
cash flow 242	regulation and supervision 22
credit risk 143	Off-balance sheet arrangements 182
employee compensation and benefits 268	Operating income (net) 259
history and development 7	Operating income (other) 36
information 409	Operating expenses 39
liquidity and funding management 151	Operational risk management 161
statement of changes in total equity 241	Organisational structure chart 412
structural foreign exchange exposures 159	Outlook 8
Impairment assessment 130	Own shares held
Impairment allowances 132	IFRSs/US GAAP differences 384
collectively assessed 131	Pensions
movement by industry and geographical	for directors 228
region 134	IFRSs/US GAAP differences 376, 390
Impairment charge to income statement 38, 139	Personal Financial Services
Impairment of assets other than financial	business highlights 46
instruments 296	performance in Europe 58
Income from financial instruments (net) 33	performance in Hong Kong 67
Income statement	performance in Rest of Asia-Pacific 75
by geographical region 55	performance in North America 84
consolidated 26, 236	performance in South America 94
Insurance	product offering 11
claims incurred (net) and movements in	Principal activities and business review 189
policyholders’ liabilities 37, 259	Private Banking
liabilities under contracts issued 306	business highlights 52
net earned premiums 35, 258	performance in Europe 62
risk management 162	performance in Hong Kong 70
Intangible assets	performance in Rest of Asia-Pacific 78
IFRSs/US GAAP differences 377, 392	performance in North America 89
Interest income (net) 28	performance in South America 96
average balance sheet 104	product offering 14
Interest recognition	Profit before tax
IFRSs/US GAAP differences 387	by customer group 11, 44, 64, 71, 80, 90, 97, 280
Internal control 208	by geographical region 15, 56, 66, 73, 82, 92, 278
International Financial Reporting Standards	Property, plant and equipment 25, 298
US GAAP comparison / differences 103, 375	IFRSs/US GAAP differences 377
transition 332	valuation of land and buildings 200
Provisions 308

Back to Contents

Purchase accounting	Troubled debt restructurings 147
IFRSs/US GAAP differences 377	US GAAP
Ratios – capital and performance 2	IFRSs comparison/differences 103, 375
Regulation and supervision 20	selected financial data 4
Related party transactions 330	Value at risk 152
Remuneration Committee 205, 215	Variable interest entities
Reputational risk 162	IFRSs/US GAAP differences 385, 398
Residual risk management 161
Rest of Asia Pacific
competitive environment 18
economic background 74
profit/(loss) 73, 80
Restructuring provisions
IFRSs/US GAAP differences 386
Risk elements in loan portfolio 148
Risk management 115
capital management and allocation 173
credit 115
insurance 162
liquidity and funding management 150
market 152
operational 161, 209
reputational 162, 209
residual value 161
Risk-weighted assets (by principal subsidiary) 177
Securitisations 291
IFRSs/US GAAP differences 385, 399
Segment analysis 277
Senior management
biographies 186
remuneration 217
Share-based payments 269
Share capital 318
and reserves 189
notifiable interests 213
Share option plans
Bank of Bermuda plans 199
HSBC France and subsidiary plans 195
discretionary plans 193
for directors 229
for employees 191
HSBC Finance Corporation and subsidiary
plans 196
IFRSs/US GAAP differences 376
Shareholder profile 406
Short-term borrowings (analysis) 182
South America
competitive environment 18
economic background 93
profit/(loss) 92, 97
Statement of recognised income and expense 238
Strategy 9
Stock symbols 411
Structural foreign exchange exposure 159
Subsidiaries 301
Supplier payment policy 213
Taxation 275, 403, 404 (US residents)
IFRSs/US GAAP differences 397
Total shareholder return 220
Trading assets and financial investments 42, 284
Trading income (net) 32
Trading market (nature of) 410

Back to Contents

HSBC HOLDINGS PLC	STOCKBROKERS
Incorporated in England on 1 January 1959 with	Goldman Sachs
limited liability under the UK Companies Act.	Peterborough Court
Registered in England: number 617987	133 Fleet Street
London EC4A 2BB
REGISTERED OFFICE AND GROUP HEAD	United Kingdom
OFFICE
8 Canada Square	HSBC Bank plc
London E14 5HQ	8 Canada Square
United Kingdom	London E14 5HQ
Telephone:44 (0) 20 7991 8888	United Kingdom
Facsimile: 44 (0) 20 7992 4880
Web: www.hsbc.com

REGISTRARS
Principal Register
Computershare Investor Services PLC
PO Box 1064, The Pavilions
Bridgwater Road
Bristol BS99 3FA
United Kingdom
Telephone: 44 (0) 870 702 0137

Hong Kong Overseas Branch Register
Computershare Hong Kong Investor Services Limited
46th floor, Hopewell Centre
183 Queen’s Road East
Hong Kong
Telephone: 852 2862 8628

Bermuda Overseas Branch Register
Corporate Shareholder Services
The Bank of Bermuda Limited
6 Front Street
Hamilton HM11
Bermuda
Telephone: 1 441 299 6737

ADR Depositary
The Bank of New York
101 Barclay Street
Floor 22W
New York, NY 10286
USA
Telephone: 1 888 269 2377

Paying Agent (France)
HSBC France
103 avenue des Champs Elysées
75419 Paris Cedex 08
Telephone: 33 1 40 70 22 56

Back to Contents

Item 19. Exhibits

Documents filed as exhibits to this Form 20-F:

Exhibit
Number	Description

1.1	Memorandum and Articles of Association of HSBC Holdings plc

2.1	The total amount of long-term debt securities of HSBC Holdings plc authorized under any instrument does not exceed 10 percent of the total assets of the Group on a consolidated basis. HSBC Holdings plc hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of HSBC Holdings plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Employment Agreement dated November 14, 2002, by and between Household International Inc. and William F. Aldinger. *

4.2	Amendment to Employment Agreement, dated February 26 ,2005 by and between HSBC Finance Corporation (formerly Household International, Inc.) and William F. Aldinger **

4.3	Service Agreement dated July 14, 1994 between HSBC Holdings plc and John R.H. Bond. *

4.4	Service Agreement dated September 29, 1995 between HSBC Holdings plc and Douglas Jardine Flint.*

4.5	Service Agreement dated March 9, 1998 between HSBC Holdings plc and Stephen Keith Green. *

4.6	Service Agreement dated January 14, 2000 between HSBC Holdings plc and Alan Wayne Jebson. *

4.7	Service Agreement dated May 25, 2004 between HSBC Asia Holdings BV and Michael F Geoghegan. **

8.1	Subsidiaries of HSBC Holdings plc (set forth in Note 24 to the consolidated financial statements included in this Form 20-F).

12.1	Certificate of HSBC Holdings plc’s Group Chairman pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certificate of HSBC Holdings plc’s Group Finance Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Annual Certification of HSBC Holdings plc’s Group Chairman and Group Finance Director pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Back to Contents

14.1	Consent of KPMG Audit plc

14.2	Pages of HSBC Holdings plc’s 2000 Form 20-F/A dated February 26, 2001 relating to the Memorandum and Articles of Association of HSBC Holdings plc that are incorporated by reference into this Form 20-F.

14.3	Pages of HSBC Holdings plc’s 2001 Form 20-F dated March 13, 2002 relating to the Memorandum and Articles of Association of HSBC Holdings plc that are incorporated by reference into this Form 20-F.

*	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 5, 2004.

**	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 4, 2005.

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HSBC HOLDINGS PLC

By: /s/ DOUGLAS J FLINT
Name: Douglas J Flint
Title: Group Finance Director
Date: March 20, 2006