Form 20-F
period 2006-12-31
HSBC HOLDINGS PLC
filed 2007-03-09
CIK 1089113

As filed with the Securities and Exchange Commission on March 9, 2007.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006

or
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

Commission file number: 1-14930

HSBC Holdings plc
(Exact name of Registrant as specified in its charter)

N/A	United Kingdom
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organisation)

8 Canada Square
London E14 5HQ
United Kingdom
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered

Ordinary Shares, nominal value US$0.50 each.	London Stock Exchange Hong Kong Stock Exchange Euronext Paris New York Stock Exchange*
American Depository Shares, each representing 5 Ordinary Shares of nominal value US$0.50 each.	New York Stock Exchange
6.20% Non-Cumulative Dollar Preference Shares, Series A	New York Stock Exchange*
American Depositary Shares, each representing one-fortieth of a Share of 6.20% Non-Cumulative Dollar Preference Shares, Series A	New York Stock Exchange
5.25% Subordinated Notes 2012	New York Stock Exchange
6.5% Subordinated Notes 2036	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report:

Ordinary Shares, nominal value US$0.50 each	11,333,603,942

     InIndicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

* Not for trading, but only in connection with the registration of American Depositary Shares.

H S B C H O L D I N G S P L C

Annual Report and Accounts 2006

Headquartered in London, HSBC is one of the largest banking and financial services organisations in the world. Its international network comprises over 10,000 properties in 82 countries and territories in Europe; Hong Kong; Rest of Asia-Pacific, including the Middle East and Africa; North America and Latin America.

     With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by about 200,000 shareholders in over 100 countries and territories. The shares are traded on the New York Stock Exchange in the form of American Depositary Shares.

     HSBC provides a comprehensive range of financial services to more than 125 million customers through four customer groups and global businesses: Personal Financial Services (including consumer finance); Commercial Banking; Corporate, Investment Banking and Markets; and Private Banking.

Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’ or the ‘Group’ means HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the	People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary and preference shares classified as equity.

Back to Contents

H S B C H O L D I N G S P L C

Financial Highlights

For the year

•	Total operating income up 13.6 per cent to US$70,070 million (2005: US$61,704 million).

•	Net operating income up 9.9 per cent to US$54,793 million (2005: US$49,836 million).

•	Group pre-tax profit up 5.3 per cent to US$22,086 million (2005: US$20,966 million).

•	Profit attributable to shareholders of the parent company up 4.7 per cent to US$15,789 million (2005: US$15,081 million).

•	Return on average invested capital of 14.9 per cent (2005: 15.9 per cent).

•	Earnings per share up 2.9 per cent to US$1.40 (2005: US$1.36).

At the year-end

•	Total equity up 17.0 per cent to US$114,928 million (2005: US$98,226 million).

•	Customer accounts and deposits by banks up 23.2 per cent to US$996,528 million (2005: US$809,146 million).

•	Risk-weighted assets up 13.5 per cent to US$938,678 million (2005: US$827,164 million).

Dividends and capital position

•	Tier 1 capital ratio of 9.4 per cent and total capital ratio of 13.5 per cent.

•	Fourth interim dividend for 2006 of US$0.36 per share, an increase of 16.1 per cent; total dividends declared in 2006 of US$0.76 per share, an increase of 10.1 per cent over 2005.

Data for 2004 to 2006 are presented based on financial statements prepared in accordance with IFRSs; data for 2002 and 2003 in accordance with UK GAAP. Further information about the results is given in the consolidated income statement on page 294

Back to Contents

H S B C H O L D I N G S P L C

Financial Highlights (continued)

Ratios / 5-year comparison

Capital and performance ratios

	2006	2005
	%	%
Capital ratios
Tier 1 capital	9.4	9.0
Total capital	13.5	12.8

Performance ratios
Return on average invested capital[1]	14.9	15.9
Return on average total shareholders’ equity[2]	15.7	16.8
Post-tax return on average total assets	1.00	1.06
Post-tax return on average risk-weighted assets	1.93	2.01

Credit coverage ratios
Loan impairment charges as a percentage of total operating income	15.05	12.74
Loan impairment charges as a percentage of average gross customer advances	1.39	1.16
Total impairment allowances outstanding as a percentage of impaired loans at the year-end	98.5	99.1

Efficiency and revenue mix ratios
Cost efficiency ratio[3]	51.3	51.2
– constant currency basis	51.3	51.3
As a percentage of total operating income:
– net interest income	49.2	50.8
– net fee income	24.5	23.4
– trading income	11.7	9.5

Financial ratio
Average total shareholders’ equity to average total assets	5.97	5.96

Share information at the year-end

	2006	2005
US$0.50 ordinary shares in issue (million)	11,572	11,334
Market capitalisation (billion)	US$212	US$182
Closing market price per ordinary share:
– London	£9.31	£9.33
– Hong Kong	HK$142.40	HK$124.50
Closing market price per American Depositary Share[4]	US$91.65	US$80.47

	Over 1 year	Over 3 years	Over 5 years
HSBC total shareholder return to 31 December 2006[5]	104.6	122.0	148.4
Benchmarks:
– FTSE 100[6]	114.4	153.8	141.1
– MSCI World[7]	105.8	139.9	122.4
For footnotes, see page 4.

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as published by the International Accounting Standards Board (‘IASB’) if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2006, there were no unendorsed standards effective for the year ended 31 December 2006 affecting these consolidated and separate financial statements, and there was no difference in application to HSBC between IFRSs endorsed by the EU and IFRSs issued by the IASB.

     Information for the years prior to 2004 has been prepared under previous HSBC policies in accordance with UK Generally Accepted Accounting Principles (‘UK GAAP’), which are not comparable with IFRSs.

     HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. Unless otherwise stated, the information presented in this document has been prepared in accordance with IFRSs.

     When reference to ‘underlying basis’ is made in commentaries, comparative information has been expressed at constant currency (see page 110) and adjusted for the effects of acquisitions, disposals and the change in presentation of non-equity minority interests.

Back to Contents

Five-year comparison

	Amounts in accordance with			Amounts in accordance with
	IFRSs[8]			UK GAAP[9]

	2006	2005	2004	2003	2002
	US$m	US$m	US$m	US$m	US$m
For the year
Net interest income	34,486	31,334	31,099	25,598	15,460
Other operating income	35,584	30,370	24,889	15,474	11,135
Loan impairment charges and other credit risk provisions	(10,573)	(7,801)	(6,191)	–	–
Provisions for bad and doubtful debts	–	–	–	(6,093)	(1,321)
Total operating expenses	(33,553)	(29,514)	(26,487)	(22,532)	(15,808)
Profit before tax	22,086	20,966	18,943	12,816	9,650
Profit attributable to shareholders of the parent company	15,789	15,081	12,918	8,774	6,239
Dividends	8,769	7,750	6,932	6,532	5,001

At the year-end
Called up share capital	5,786	5,667	5,587	5,481	4,741
Total shareholders’ equity	108,352	92,432	85,522	–	–
Shareholders’ funds	–	–	–	74,473	51,765
Capital resources[10]	127,074	105,449	90,780	74,042	57,430
Customer accounts	896,834	739,419	693,072	573,130	495,438
Undated subordinated loan capital	3,219	3,474	3,686	3,617	3,540
Preferred securities and date dsubordinated loan capital[11]	42,642	35,856	32,914	17,580	14,831
Loans and advances to customers[12,13]	868,133	740,002	672,891	528,977	352,344
Total assets	1,860,758	1,501,970	1,279,974	1,034,216	758,605

	US$	US$	US$	US$	US$
Per ordinary share
Basic earnings	1.40	1.36	1.18	0.84	0.67
Diluted earnings	1.39	1.35	1.17	0.83	0.66
Dividends[14]	0.76	0.69	0.63	0.60	0.53
Net asset value at year-end	9.24	8.03	7.66	6.79	5.46

Share information
US$0.50 ordinary shares in issue (millions)	11,572	11,334	11,172	10,960	9,481

	%	%	%	%	%
Financial ratios
Dividend payout ratio[15]	54.3	50.7	53.4	60.6	69.7
Post-tax return on average total assets	1.00	1.06	1.14	1.01	0.97
Return on average total shareholders’ equity	15.7	16.8	16.3	–	–
Return on average shareholders’ funds	–	–	–	13.0	12.4
Average total shareholders’ equity to average total assets	5.97	5.96	6.35	–	–
Average shareholders’ funds to average total assets	–	–	–	7.06	6.91

Capital ratios
Tier 1 capital	9.4	9.0	8.9	8.9	9.0
Total capital	13.5	12.8	12.0	12.0	13.3

Foreign exchange translation rates to
US$
Closing – £:US$1	0.509	0.581	0.517	0.560	0.620
– €:US$1	0.759	0.847	0.733	0.793	0.953
Average – £:US$1	0.543	0.550	0.546	0.612	0.666
– €:US$1	0.797	0.805	0.805	0.885	1.061

For footnotes, see page 4.

Back to Contents

H S B C H O L D I N G S P L C

Financial Highlights (continued)

5-year comparison / Cautionary statement

Amounts in accordance with US GAAP

	2006	2005	2004	2003	2002
	US$m	US$m	US$m	US$m	US$m
Income statement for the year
Net income available for ordinary shareholders	16,358	14,703	12,506	7,231	4,900
Other comprehensive income	3,133	(7,271)	983	7,401	5,502
Dividends	8,769	7,750	6,932	6,974	4,632

Balance sheet at 31 December
Total assets	1,712,627	1,406,944	1,266,365	1,012,023	763,565
Total shareholders’ equity	108,540	93,524	90,082	80,251	55,831

	US$	US$	US$	US$	US$
Per ordinary share
Basic earnings	1.45	1.33	1.15	0.69	0.52
Diluted earnings	1.44	1.32	1.13	0.69	0.52
Dividends	0.76	0.69	0.63	0.685	0.495
Net asset value at year end	9.38	8.25	8.06	7.32	5.89

Footnotes to ‘Financial Highlights’

1	The definition of return on average invested capital and a reconciliation to the equivalent GAAP measures are set out on page 146.
2	The return on average total shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by average total shareholders’ equity.
3	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.
4	Each American Depositary Share (‘ADS’) represents five ordinary shares.
5	Total shareholder return (‘TSR’) is defined on page 281.
6	The Financial Times-Stock Exchange 100 Index.
7	The Morgan Stanley Capital International World Index.
8	Comparative data for 2004 excludes the provisions of IAS 32, IAS 39 and IFRS 4, which were adopted for the first time with effect from 1 January 2005.
9	The periods 2002 and 2003 were prepared in accordance with previous HSBC accounting policies under UK GAAP. HSBC’s accounting policies under UK GAAP are stated in Note 2 on the Financial Statements in the Annual Report and Accounts 2004.
10	Capital resources are total regulatory capital, the calculation of which is set out on page 243.
11	Includes perpetual preferred securities, details of which can found in Note 32 on the Financial Statements.
12	Net of suspended interest and provisions for bad and doubtful debts (UK GAAP).
13	Net of impairment allowances (IFRSs).
14	First, second and third interim dividends for 2006, each of US$0.15 per ordinary share, were paid on 6 July 2006, 4 October 2006 and 18 January 2007 respectively. Note 11 on the Financial Statements on page 339 gives more information on the dividends declared in 2006. On 5 March 2007, the Directors declared a fourth interim dividend for 2006 of US$0.36 per ordinary share in lieu of a final dividend, which will be payable to ordinary shareholders on 10 May 2007 in cash in US dollars, or in sterling or Hong Kong dollars at exchange rates to be determined on 30 April 2007, with a scrip dividend alternative. The reserves available for distribution at 31 December 2006 were US$12,045 million.
Quarterly dividends of US$15.50 per 6.20 per cent non-cumulative US dollar preference share, Series A (‘Series A dollar preference share’), equivalent to a dividend of US$0.3875 per Series A American Depositary Shares, each of which represents one-fortieth of a Series A dollar preference share, were paid on 15 March 2006, 15 June 2006, 15 September 2006 and 15 December 2006.
15	Dividends per share expressed as a percentage of earnings per share (2002 and 2003: excluding goodwill amortisation).

Cautionary Statement Regarding Forward-Looking Statements

The Annual Report and Accounts 2006 contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC.

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

Back to Contents

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

     Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These factors include, among others:

•	changes in general economic conditions in the markets in which HSBC operates, such as:

	–	changes in foreign exchange rates, in both market exchange rates (for example, between the US dollar and pound sterling) and government-established exchange rates (for example, between the Hong Kong dollar and US dollar);

	–	volatility in interest rates;

	–	volatility in equity markets, including in the smaller and less liquid trading markets in Asia and South America;

	–	lack of liquidity in wholesale funding markets in periods of economic or political crisis;

	–	illiquidity and downward price pressure in national real estate markets, particularly consumer-owned real estate markets;

	–	the impact of lower than expected investment returns on the funding of private and public sector defined benefit pensions;

	–	the effect of unexpected changes in actuarial assumptions on longevity which would influence the funding of private and public sector defined benefit pensions;

	–	continuing or deepening recessions and employment fluctuations; and

	–	consumer perception as to the continuing availability of credit, and price competition in the market segments served by HSBC.

•	changes in governmental policy and regulation, including:

	–	the monetary, interest rate and other policies of central banks and other regulatory authorities, including the UK Financial Services Authority, the Bank of England, the Hong Kong Monetary

Authority, the US Federal Reserve, the US Securities and Exchange Commission, the US Office of the Comptroller of the Currency, the European Central Bank, the People’s Bank of China and the central banks of other leading economies and markets where HSBC operates;

	–	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;

	–	initiatives by local, state and national regulatory agencies or legislative bodies to revise the practices, pricing or responsibilities of financial institutions serving their consumer markets;

	–	changes in bankruptcy legislation in the principal markets in which HSBC operates and the consequences thereof;

	–	general changes in governmental policy that may significantly influence investor decisions, in particular markets in which HSBC operates;

	–	other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for HSBC’s products and services;

	–	the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and

	–	the effects of competition in the markets where HSBC operates including increased competition from non-bank financial services companies, including securities firms.

•	factors specific to HSBC:

	–	the success of HSBC in adequately identifying the risks it faces, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, HSBC’s ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review

Group Chairman’s statement

Group Chairman’s statement

It is a testament to HSBC’s strength and diversity that we grew pre-tax profits in 2006 to US$22 billion, despite a major setback in part of our mortgage business in the United States. For the third year running, return on average shareholders equity exceeded 15 per cent, revenue growth was in double digits and we maintained an essentially flat cost-efficiency ratio. In 2006, pre-tax profits from Asia, the Middle East, Latin America and other emerging markets approached 50 per cent of the Group’s total.

     There were a number of outstanding achievements, for example, exceeding US$1 billion pre-tax profits for the first time in both Mexico and the Middle East, and in each of our Private Banking and Commercial Banking businesses in Asia outside Hong Kong. We added around an extra US$1 billion of pre-tax profits in Asia outside Hong Kong and another US$1 billion in our Commercial Banking businesses worldwide. In Hong Kong, net fee income from personal customers grew over 30 per cent to approach US$1 billion for the first time.

     However, our pre-tax profits fell by US$725 million in our personal businesses in the United States. This was caused by one portfolio of purchased sub-prime mortgages in our US Consumer Finance subsidiary, Mortgage Services, which evidenced much higher delinquency than had been built into the pricing of these products. We are restructuring this business to avoid any repetition of the risk concentration that built up over the past two years. As part of this exercise we have effected broad changes in management and strengthened risk controls and processes.

     Despite the issues in our US mortgage business, Group profit attributable to shareholders grew by 5 per cent to US$15,789 million. We met our objective of funding organic expansion through productivity improvements. To achieve this in a year of continuing investment in developing our distribution platforms and product capabilities is a tribute to the focus which HSBC’s 312,000 staff around the world have placed on serving our customers.

     Earnings continued to be well diversified both geographically and by customer group. Regionally, Asia, including Hong Kong, had record results as did our newly designated Latin American Region, which combines Mexico and Central America with our South American businesses. Within our customer groups, Commercial Banking again delivered a record performance, as did Private Banking and Corporate, Investment Banking and Markets, which made strong progress in the areas in which we have been investing in recent years. Personal Financial Services profits declined as growth in Asia and Latin America was masked by the problems in the US Mortgage Services business.

     The Board has declared a fourth interim dividend of US$0.36 per share, taking the total dividend in respect of 2006 to US$0.81 per share, an increase of 11 per cent over the comparable payout last year. In sterling terms, dividend growth is 5 per cent. The fourth interim dividend is payable on 10 May 2007 to shareholders on the register on 23 March 2007 with a scrip dividend alternative available for shareholders who prefer this option.

Global economic trends and their impact on HSBC

Globalisation is determining how we think about positioning HSBC to take advantage of the changing pattern of economic flows. Historical patterns based on national boundaries are becoming less relevant. In aggregate, our operations within countries designated as emerging markets grew by 19 per cent in 2006, the third year running of high double-digit growth. However, this understates the importance of emerging markets to HSBC, as their influence is also significant to the results of our operations in developed economies. This reflects the growth in export flows to meet the infrastructure development needs of emerging markets and the reorganisation of global supply chains to optimise international resourcing. HSBC is strongly positioned to benefit from these trends. HSBC seeks to differentiate itself by taking developed market opportunities to emerging market customers and bringing emerging market products to developed investment markets. For example:

Back to Contents

•	In Commercial Banking, we launched a new customer referral system, which led to international referrals with an aggregate facility value of US$3 billion, involving over 50 sites and 4,000 relationship managers.

•	Within Group Investment Businesses, the Group’s India, China and BRIC (Brazil, Russia, India, China) funds were major contributors to a record performance in the year as we leveraged our reputation for emerging market expertise to become a major distributor as well as manager of such funds. Performance fees reached record levels.

•	In the UK, the Passport bank account provides individuals newly arrived in the UK with discounted remittance services back home together with guidance on establishing themselves in the UK.

•	Corporate, Investment Banking and Markets’ strategy to be a leading wholesale bank by focusing on financing and emerging markets was recognised by industry awards including European Loan House of the Year, China Loan House of the Year and Asian Domestic Currency Bond House of the Year by International Financing Review. Our Global Markets business was named Best at Treasury and Risk Management in Asia by Euromoney for the ninth consecutive year.

Leveraging our global services

HSBC continued to deepen its relevance to its customer base by offering coordinated services on a worldwide scale. As the globalisation of business increasingly becomes the norm, international capabilities become more and more critical to an ever wider range of customers. We responded to this trend by developing our business in a number of ways.

     Benefiting from growing international trade, the Group’s payments and cash management business had a record year, particularly in Asia, as increasing numbers of commercial customers expanded internationally.

     As emerging market stock exchanges outperformed, the Group’s custody businesses benefited from the higher volumes and value flowing into emerging market equities. HSBC retained its position as the leading sub-custodian in Asia and the Middle East, being ranked first in 19 of the 28 markets it serves. Growth in both assets under custody and assets under administration exceeded 25 per cent, as interest in emerging market equities increased and the alternative fund management sector expanded.

     The customer base of International Premier, the Group’s personal banking service targeted at affluent customers with financial needs in more than one country, grew by 35 per cent to reach 1.8 million. We see great opportunities to develop this service further.

     Cross-border distribution was a noteworthy feature of many HSBC-led debt capital market and equity capital market transactions. Highlights included: America Movil’s 8 billion Mexican peso bond, Khazanah Nasional of Malaysia’s US$750 million Islamic exchangeable ‘Sukuk’; Emaar Economic City’s US$680 million IPO in Saudi Arabia; and Shui On Land’s US$876 million IPO in Hong Kong.

Transferring best practice

HSBC seeks to transfer best practice and product innovation internationally. Through such linkages, HSBC is able to achieve both cost efficiency and speed to market, giving us competitive advantages over purely domestic or regional peers. In 2006, we launched a number of successful initiatives.

     Using Group technology and marketing expertise, we expanded the Group’s card base in Asia by some 1.9 million to 11.9 million. In addition, Bank of Communications’ cards business in mainland China, with which we cooperate, reached over 2 million cards in issue at the end of the year from its launch in May 2005.

     Also in mainland China, we cooperated with Bank of Communications in launching point of sale finance in partnership with Wal-Mart and SuNing, one of China’s largest consumer electronics chain. In Argentina, our relationship with C&A added 100,000 cards, while in Australia we entered the retail storecard market and now offer point of sale finance in over 1,000 locations through over 100 merchants.

     We took the successful direct retail deposit service introduced in the US at the end of 2005 and used the experience to launch in Taiwan in September 2006. In the first 15 weeks, over 24,000 customers had signed up for the service and US$182 million had been raised in deposits. In the US, by the end of 2006, the direct deposit product had raised some US$7 billion of funding for our businesses there.

     Building on our experience of Takaful (Islamic insurance) in Singapore and United Arab Emirates, we were among the first to be awarded licences to

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Group Chairman’s statement

conduct Takaful business in both Malaysia and Saudi Arabia during 2006.

Creating advantage from scale, technology and process engineering

We continue to make progress in streamlining our operations by focusing on straight through processing and simplifying our products.

     During 2006, among other things, we introduced 2,300 advanced self-service terminals, added 13 countries to HSBCnet, which is our strategic internet platform for corporate and institutional clients and made over 900,000 online insurance sales.

     HSBC in Mexico was the first bank to offer pre-approved online mortgages in 2006, allowing customers to apply and obtain details about amounts, duration and monthly payments within minutes.

     In Hong Kong in the past four years, processing has been moved from the branches in favour of sales-related activities, with the result that less than 5 per cent of transactions are now being handled physically in the branches.

     In the UK retail network, product simplification has reduced the range of products by two-thirds over the last two years which, together with branch relocation and refurbishment and adopting retail store hours, is having a positive impact on sales volumes.

Credit environment

The global credit environment, particularly in the corporate and commercial segments, remained generally favourable throughout 2006. In part, this continued to reflect a general abundance of liquidity and the prevalence of historically low nominal interest rates. A significant proportion of the trade surpluses of the major Asian exporting countries and the oil producers continued to be recycled into government debt in developed markets.

     Consequently, risk premia remained at record low levels. This encouraged increasing interest in structured products and the acceptance of greater leverage as fixed income investors sought higher yielding assets. The risks arising from this activity were widely distributed using a range of market techniques.

     The major credit issue affecting the Group in 2006 arose in the US in the sub-prime mortgage market. A slowdown in the rate of growth in US house prices accelerated delinquency trends in the US sub-prime mortgage market. Deterioration was marked in the more recent loans, as the absence of equity appreciation reduced customers’ options for refinancing. Reduced refinancing options also highlighted the fact that, as adjustable rate mortgages reset over the next few years at higher interest rates than their original rates, the effect of the greater contractual payment obligations will lead to further delinquency.

     We took these factors into account in determining the appropriate level of impairment allowances at 31 December 2006 against the Mortgage Services loan book. We factored into our allowances the most recent trends in delinquency and loss severity and estimated the effect of the higher payments due on adjustable rate mortgages as they reset, in particular where we hold a second lien mortgage behind an adjusting first mortgage. Going forward, the level of future impairment allowances will be sensitive to economic conditions and, in particular, to the state of the housing market, the level of interest rates and the availability of financing options for sub-prime borrowers.

     Elsewhere in consumer finance in the US, the delinquency rate rose during the year, in large part due to the unusually low levels of delinquency at the end of 2005. This resulted from the effect of changes in bankruptcy law in the fourth quarter of 2005, portfolio ageing and the mix of the Metris portfolio acquired at the end of that year.

     In UK Personal Financial Services, loan impairment charges as a percentage of lending remained broadly in line with last year, as actions taken on underwriting and collections mitigated the increasing trend of indebted customers to seek recourse in debt management services. Similarly, in Taiwan, measures taken to deal with the effect of mandatory regulatory relief from credit card debt, which increased impairment charges in the first half of 2006, reduced the charge in the second half of the year.

     In the context of HSBC’s financial strength and operating profitability, the areas of current weakness are well covered and they will not restrict our ability to develop our business opportunities as planned, or maintain our progressive dividend policy. They have, however, brought additional focus on the uncertain longevity of today’s generally benign conditions and on the credit risks inherent in economies where asset prices are accelerating ahead of real wage rises and cash flows are being leveraged using financial products designed to support higher levels of debt. We will ensure that our credit appetite reflects these risks.

Back to Contents

Group Strategy

As noted above, in 2006, pre-tax profits from Asia, the Middle East, Latin America and other emerging markets approached 50 per cent of the Group’s total. We intend the contribution from these markets to trend upwards over the next five years. These economies are growing faster than developed markets and, therefore, we will concentrate investment primarily in these markets in the form of both organic development and acquisition.

     During 2006, we brought together our businesses in Latin America into a single management framework to provide clarity and consistency of direction for this important region. Hong Kong and mainland China are already managed on a combined basis, reflecting the fact that this is increasingly a seamless business.

     In mature markets, we will focus particularly on serving customers with international financial needs and connectivity, including the diaspora from emerging markets. In an increasingly competitive world, we will enforce tight cost control and will re-engineer or dispose of businesses that dilute our return on capital or do not fit with our core strategy. Insurance and retirement services will be a growing part of our business.

     To deliver our strategy, we have articulated seven ‘global pillars’ – the actions we will take to build a financial services company based on the concept of recommendation, both as a place to work and a place to do business. Michael Geoghegan, Group CEO and the senior management team are leading this.

     We will remain a broad-based universal bank, with four strategic businesses:

•	Personal Financial Services, within which consumer finance will remain a core competence;

•	Corporate, Investment Banking and Markets, which will be a leading wholesale bank by focusing on financing and emerging markets;

•	Commercial Banking, for which our international service capabilities and connectivity provide a unique competitive platform; and

•	Private Banking, with its broad international network and connectivity with the rest of the Group’s businesses.

     These businesses will be increasingly interconnected. In particular, as derivatives markets expand in product breadth and liquidity and as more risk is securitised globally, our Global Markets business will take a central role in the efficient management of HSBC’s capital, risk and related profitability.

Investments in franchise development

In November 2006, we completed the acquisition of Grupo Banistmo S.A., the leading Central American banking group, adding operations in Panama, Colombia, Costa Rica, El Salvador, Honduras and Nicaragua to our existing operations in Mexico, Brazil, Argentina, Uruguay, Chile and Paraguay. HSBC is now one of the leading foreign banks in Latin America. Apart from Banistmo, 2006 was a year of only modest acquisition activity. Very few of the opportunities we examined met our hurdle rates.

     Subsequent to the end of the year, we announced our intention to acquire, when regulations permit, a further 10 per cent stake in Techcombank, the third largest joint stock bank in Vietnam, taking our ownership interest to 20 per cent as rules are relaxed to make higher levels of foreign ownership possible.

Organic investment

In 2006 in China, where we are the largest international bank, we opened 13 new offices, taking the total to 45. We made significant progress in developing our personal and commercial distribution platforms throughout Asia, the Middle East and Latin America. We added 25 consumer finance offices in India and 28 in Indonesia. We established a further 38 branches in Turkey and 3 in Malaysia. In Mexico our continuing development of our business added 2,000 new jobs, bringing the total of new jobs created since we acquired Bital to 8,000. We have also continued to invest in and improve our physical infrastructure in Mexico, with 372 ATMs added in 2006, bringing the total number to over 5,400.

     The beginning of 2007 has been marked by our application to incorporate our operations in mainland China after 141 years of unbroken presence in the country. Today, HSBC offers renminbi deposit services in nine cities: Beijing, Dalian, Guangzhou, Qingdao, Shanghai, Shenzhen, Tianjin, Wuhan and Xiamen. The provision of diversified and international banking services to mainland Chinese citizens constitutes one of the most significant growth opportunities for HSBC in the near and long-term and we will support this opportunity with capital and technology resources as required.

     Increasingly important to our ongoing success is our brand. Starting in 2007 we will progressively invest more to support and enhance the customer

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Group Chairman’s statement / Principal activities / Strategic direction experience that drives the brand’s strength.

The Board

It is important to HSBC to continue to ensure that the Board is representative of the Group's broad international franchise and the diversity of our businesses. As usual, there will be changes to the make-up of the Board in 2007. As previously announced, as part of planned succession, Simon Robertson will become Senior Independent non-executive Director, Rona Fairhead will become Chairman of the Group Audit Committee and Sir Brian Williamson will become Chairman of the Nomination Committee at the conclusion of this year's AGM. Raymond Ch’ien, Sharon Hintze and Helmut Sohmen will all retire at the 2007 AGM after many years distinguished service. I thank them all for their counsel and guidance.

Outlook

Although growth expectations in the US are moderating, the economic outlook elsewhere remains encouraging as globalisation expands market access and emerging markets grow stronger, forcing competitive restructuring. The financial markets are playing a major part in this realignment by financing the infrastructure needed to deliver the necessary energy and material resources from producer to consumer nations, and by facilitating trade flows. Additionally, financial markets are providing more sophisticated tools to help personal customers plan their long-term financial affairs, corporates to hedge their business risks and investors to manage their portfolio risks. The demand for financial services, therefore, remains strong, particularly for internationally linked services. This plays to HSBC’s huge competitive strengths.

     The most significant risks to continuing growth currently relate to political and macro events which are outside our control. Recognising that the effect of such risks materialising could be immediate and potentially severe, we remain strongly capitalised and liquid.

     The Board of HSBC Holdings plc will continue to oversee the pursuit of the company’s goals by executive management and to exercise rigorous stewardship of your company.

     Our focus as we enter 2007 is resolutely on continuing to play to our strengths of linking emerging and developed markets and building comparative advantage by utilising our scale and our local and international reach. We continue to see opportunities to deploy capital profitably to the long-term advantage of shareholders and are committed to so doing.

S K Green, Group Chairman
5 March 2007

Back to Contents

Principal activities

HSBC is one of the largest banking and financial services organisations in the world, with a market capitalisation of US$212 billion at 31 December 2006.

     Through its subsidiaries and associates, HSBC provides a comprehensive range of banking and related financial services. Headquartered in London, HSBC operates through long-established businesses and has an international network of over 10,000 properties in 82 countries and territories in five geographical regions: Europe; Hong Kong; Rest of Asia-Pacific, including the Middle East and Africa; North America and Latin America1. Within these regions, a comprehensive range of financial services is offered to personal, commercial, corporate, institutional, investment and private banking clients. Services are delivered primarily by domestic banks, typically with large retail deposit bases, and consumer finance operations. Taken together, the five largest customers of HSBC do not account for more than one per cent of HSBC’s income.

1	In 2006, the geographical segment presentation was changed with the reclassification of Mexico and Panama from North America to South America, and the renaming of the latter as Latin America and the Caribbean (‘Latin America’). Comparative data have been restated to bring them into line with the presentation adopted in 2006.

     The principal acquisitions made during the year are described on page 369. There were no significant disposals.

Strategic direction

HSBC’s strategic direction, as set out in its ‘Managing for Growth’ strategy, is to be the world’s leading financial services company, with ‘leading’ meaning the HSBC brand is preferred to others and HSBC’s corporate character is admired, its earnings per share growth is dynamic and it holds leadership positions in selected markets. Financial success is measured by comparing the Group’s Total Shareholder Return (‘TSR’) target against a weighted TSR benchmark composed of a peer group of banks.

     To achieve its strategy, the Group has identified seven priorities or ‘global pillars’ that will guide the Group’s strategic initiatives in 2007 and 2008. Success in achieving the priorities will be assessed by reviewing a suite of key performance indicators, which are discussed on page 115. The global pillars are:

•	to exploit HSBC’s global reach by more effectively joining up the company by country, distribution channel, customer group and global business;

•	to improve its customer experience so that customers feel that HSBC is the best place to bank;

•	to invest in developing HSBC’s brand and to encourage all staff to live HSBC’s brand values in their day-to-day activities;

•	to improve staff engagement by ensuring employment policies are progressive, perceptive, responsive, respectful and fair;

•	to grow the business by focusing on deposit- taking and achieving the right balance between risk and reward;

•	to enhance working practices and use technology more effectively to make it easier for customers to do business with the Group; and

•	to clearly allocate responsibility for delivery of the above initiatives to country managers and heads of customer groups and global businesses, with Group Head Office and regional head offices providing guidance and, where appropriate, delegating authority.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Summary / Business highlights

Customer groups and global businesses

HSBC manages its business through two customer groups, Personal Financial Services and Commercial Banking, and two global businesses, Corporate, Investment Banking and Markets, and Private Banking. Personal Financial Services incorporates

Profit before tax

the Group’s consumer finance businesses, reflecting their increasing integration within mainstream financial services around the world. The largest of these is HSBC Finance Corporation (‘HSBC Finance’), one of the leading consumer finance companies in the US.

	Year ended 31 December

	2006		2005		2004
	US$m	%	US$m	%	US$m	%

Personal Financial Services	9,457	42.8	9,904	47.2	8,497	44.9
Commercial Banking	5,997	27.2	4,961	23.7	4,057	21.4
Corporate, Investment Banking and Markets	5,806	26.3	5,163	24.6	5,288	27.9
Private Banking	1,214	5.5	912	4.4	697	3.7
Other	(388)	(1.8)	26	0.1	404	2.1

	22,086	100.0	20,966	100.0	18,943	100.0

Total assets

	At 31 December

	2006		2005
	US$m	%	US$m	%

Personal Financial Services	546,568	29.4	484,314	32.2
Commercial Banking	213,450	11.5	175,120	11.7
Corporate, Investment Banking and Markets	994,436	53.4	755,056	50.3
Private Banking	73,026	3.9	59,827	4.0
Other	33,278	1.8	27,653	1.8

	1,860,758	100.0	1,501,970	100.0

Back to Contents

Personal Financial Services

Profit before tax
	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Net interest income	26,076	23,351	21,422
Net fee income	8,762	7,313	6,406
Trading income excluding net interest income	391	360	320
Net interest income on trading activities	220	214	–
Net trading income[1]	611	574	320
Net income from financial instruments designated at fair value	739	574	–

Net investment income on assets backing policy-holders’ liabilities	–	–	635
Gains less losses from financial investments	78	19	79
Dividend income	31	16	16
Net earned insurance premiums	5,130	4,864	3,652
Other operating income	782	729	360

Total operating income	42,209	37,440	32,890
Net insurance claims[2]	(4,365)	(3,716)	(2,953)

Net operating income[3]	37,844	33,724	29,937
Loan impairment charges and other credit risk
provisions	(9,949)	(7,537)	(6,500)

Net operating income	27,895	26,187	23,437
Total operating expenses	(18,818)	(16,427)	(15,009)

Operating profit	9,077	9,760	8,428
Share of profit in associates and joint ventures	380	144	69

Profit before tax	9,457	9,904	8,497

By geographical region
Europe	1,909	1,932	1,621
Hong Kong	2,880	2,628	2,063
Rest of Asia-Pacific	477	377	336
North America[4]	3,391	4,181	3,826
Latin America[4]	800	786	651

Profit before tax	9,457	9,904	8,497

	%	%	%
Share of HSBC’s profit before tax	42.8	47.2	44.9
Cost efficiency ratio	49.7	48.7	50.1

	US$m	US$m	US$m
Selected balance sheet data[5]
Loans and advances to customers (net)	448,545	398,884	370,576
Total assets	546,568	484,314	452,992
Customer accounts	388,468	321,240	319,485
For footnotes, see page 26.

Strategic direction

HSBC’s strategic direction in Personal Financial Services is to be the world’s preferred provider, with a top class ethical sales and service culture. Growth will be driven in key markets by offering attractive products through a range of appropriate delivery channels. The strategy focuses on:

–	simplifying core products, delivered directly via the latest web-based technology and supported by newly designed modern customer-friendly branches in selected markets;

–	facilitating direct multi-channel access to the Group’s services, and building a high quality system to help manage banking relationships;

–	enhancing HSBC Premier as a signature product for the Group, offering a premium banking service utilising HSBC’s international capabilities; and

–	concentrating growth in the consumer finance business in markets affording appropriate long- term risk-adjusted returns, and in new markets offering attractive potential for growth.

Business highlights in 2006

•	Pre-tax profits from Personal Financial Services were US$9,457 million in 2006, a decrease of 5 per cent on the previous year. This was caused by higher impairment charges, particularly in the US, which masked the increasing contributions from a number of key emerging markets, from HSBC’s strategic investments in associates and from strong growth in Hong Kong. On an underlying basis, profit before tax was 8 per cent lower.

•	Underlying growth in net operating income before loan impairment charges was 9 per cent. This was lower than cost growth, however, as HSBC invested approximately US$400 million to extend distribution in emerging markets, add deposits through direct channels in the US and Taiwan, refurbish the branch network in the UK and generally improve direct channel capabilities. HSBC also added collection resources in the US in response to the rise in loan delinquency evident towards the end of the year.

•	Loan impairment charges were 32 per cent higher, or 27 per cent on an underlying basis. This primarily reflected the effect of a slowing housing market and rising interest rates on sub- prime mortgage lending in the US, in particular where HSBC had a second lien position. The increase was concentrated in the correspondent

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Business highlights

channel, ‘mortgage services’, which acquires loans from correspondent banks and mortgage brokers. Credit quality in the majority of other portfolios in the US was relatively stable. In Taiwan, a short-term increase in the first half of 2006 arose from government-sponsored measures to relieve over-indebtedness in the consumer sector, which had the effect of significantly increasing the number of customers successfully obtaining some element of debt restructuring. In Hong Kong, there was a return to a more normal level of charges following a net release in 2005; credit quality remained stable. In the UK, while overall charges as a percentage of lending were broadly stable, there was an increase in the consumer finance lending book, reflecting rising personal bankruptcies and Individual Voluntary Arrangements (‘IVA’s), and the effect of increased consumer indebtedness on delinquency.

•	Responding to a clear shift in customer preferences, HSBC continued to emphasise the development of direct channels within its distribution capabilities. Websites were updated to offer additional features, personalised content and improved customer accessibility. The new technology behind these developments gives HSBC enhanced targeting and analytical insights to better meet customer needs and drive sales growth. Overall, online personal customer numbers rose by nearly 40 per cent to 16 million and online sales volumes increased by more than 55 per cent compared with 2005.

•	Following its successful launch in the US in 2005, HSBC’s direct banking and savings proposition, HSBC Direct, was introduced in Taiwan – a first for HSBC in Asia. In the US, HSBC Direct customer numbers passed 343,000, with deposits exceeding US$7.2 billion.

•	To further its direct banking strategy, HSBC introduced 2,300 advanced self-service terminals offering a wider range of services than traditional ATMs (automated teller machines), including payments, enquiry and sales features. The functionality of over 11,000 traditional ATMs was also enhanced.

•	The number of customers using HSBC Premier grew for the seventh consecutive year, to 1.8 million, an increase of 35 per cent compared with 2005. This service is now available in 36 countries.

•	An innovation was the launch of seven-day opening in selected UK, US and Hong Kong branches. Investment in the retail network continued in Europe, North America and parts of Asia-Pacific.

•	In the latter, HSBC began to introduce its Group-wide credit card system, expanded consumer finance in India and Indonesia, and agreed retail finance arrangements in mainland China and Australia.

•	The efforts described above were recognised by Retail Banker International in naming HSBC the ‘Best Retail Bank’ globally. HSBC was also named the ‘Best Global Bank - Best Consumer Bank’ by Global Finance magazine. HSBC’s online enhancements helped earn the ‘Best Global Consumer Internet Bank’ award in the Global Finance Awards.

Europe

•	In the UK, HSBC refined its approach to segmenting its customer base and aligned its products and distribution capabilities to better serve these segments. It refurbished 104 branches, increased the number of non-branch ATMs by over 35 per cent, including 135 in Marks & Spencer stores, and rolled out some 1,450 advanced self-service machines. This latter initiative was recognised by The Banker in awarding HSBC the international ‘Technology Award for New Channels’.

•	In France, a focus on reinforcing HSBC’s profile following the 2005 rebranding exercise drove a marked increase in brand awareness. HSBC was named ‘Best in Class’ among French retail banks in a number of categories in the Cosmosbay Vectis Survey.

•	HSBC opened new branches in the UK, Turkey, France and Malta. In Eastern Europe, HSBC developed its consumer finance operations with the establishment of a regional head office and management team.

Hong Kong

•	Efforts to expand the scope of internet banking and increase the proportion of transactions conducted online proved successful. Fewer than 4.3 per cent of all transactions were conducted through the branch network in 2006, while the proportion of sales conducted online reached nearly one quarter. HSBC was named the ‘Best Consumer Internet Bank’ in Hong Kong in the annual Global Finance Awards.

•	Wealth management, including insurance, was a focal point in 2006, and enhancements to

Back to Contents

HSBC’s product and channel offerings delivered a 50 per cent rise in sales of investment related funds.

•	HSBC maintained its position as the largest credit card issuer in Hong Kong with over 4.6 million cards in force. HSBC was named ‘MasterCard Hong Kong Bank of the Year’ for a record sixth consecutive time.

Rest of Asia-Pacific

•	HSBC invested in selected markets within the region, notably in cards, consumer finance, insurance, direct banking and Islamic banking. New branches were opened in India, mainland China, Malaysia and Bangladesh.

•	The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank had 30 and 15 service outlets in mainland China respectively at 31 December 2006 and continued to maintain the largest network amongst foreign banks.

•	Credit cards remained a key area of growth in the region. The number of cards in force rose by 1.2 million to 7.3 million.

North America

•	HSBC’s growth strategy is built around deposit gathering through selective branch expansion, competitive pricing, in part enabled by increasing internet delivery, and improved marketing and customer analytics. All these strands to the strategy were developed during 2006.

•	Driven by the success of the online savings product and branch expansion, deposit balances in the US grew by 25 per cent in 2006. US$9 billion of deposits have been attracted since the launch of the deposit gathering strategy there in 2005, of which US$718 million have been generated from new branches since the expansion programme began in the same year.

•	The integration of the credit card business of Metris Companies Inc. (‘Metris’), acquired in 2005 for approximately US$1.6 billion, was completed. The business performed above expectations, generating US$233 million of profit before tax.

•	HSBC Finance Corporation (‘HSBC Finance’) completed the acquisition of the Champion Mortgage portfolio during 2006, adding
US$2.5 billion in mostly first lien sub-prime mortgages.

•	In the US, HSBC entered into an agreement which extended the brands under which it is able to offer cards, uniquely, to American Express, Discover Network, MasterCard and Visa. The retail services business launched co- branded initiatives with Saks, Neiman Marcus and Best Buy. HSBC is now the seventh largest card issuer in the US.

•	Asset growth continued in Canada with strong consumer spending resulting in higher personal lending and mortgage balances. Led by the success of new products such as the High Rate Savings Account, deposit balances rose.

Latin America

•	The Personal Financial Services business in Mexico continued to grow strongly in credit cards, mortgages, personal loans and the industry-leading ‘Tu Cuenta’ packaged account, which passed 1 million account holders in 2006. HSBC was the first bank to offer pre-approved online mortgages and received an award for the ‘Best Integrated Consumer Bank Site’ in Latin America from Global Finance magazine.

•	The credit card business across the region continued to expand strongly. In Mexico, the number of cards in circulation rose by 76 per cent to 1.7 million, average balances more than doubled, and market share improved by 230 basis points. In Brazil, record credit card sales were reported and, in Argentina, the number of cards in issue increased by 39 per cent.

•	The acquisition of Banistmo, with 1.3 million existing customers, complements HSBC’s existing operations in the region and establishes a presence in five new markets; Colombia, Costa Rica, El Salvador, Honduras and Nicaragua, providing access to a total population of 83 million people.

•	In Argentina, HSBC acquired the operations of Banca Nazionale del Lavoro (‘Banca Nazionale’), whose 92 branches will establish a more substantial and geographically diverse presence in retail banking.

•	In Brazil, the consumer finance division, Losango, saw strong growth in store loans. Vehicle finance, payroll and credit card lending all grew strongly too, augmented by new retail partnerships which increased market access.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Business highlights

Commercial Banking

Profit before tax

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m
Net interest income	7,514	6,310	4,875
Net fee income	3,207	2,876	2,645
Trading income excluding net interest income	204	150	234
Net interest income/ (expense) on trading activities	20	(3)	–
Net trading income[1]	224	147	234
Net expense from financial instruments designated at fair value	(22)	(12)	–
Net investment income on assets backing policy-holders’ liabilities	–	–	324
Gains less losses from financial investments	44	9	6
Dividend income	6	9	37
Net earned insurance premiums	258	236	1,072
Other operating income	250	327	513

Total operating income	11,481	9,902	9,706
Net insurance claims[2]	(96)	(118)	(1,264)

Net operating income[3]	11,385	9,784	8,442
Loan impairment chargesand other credit risk provisions	(697)	(547)	(200)

Net operating income	10,688	9,237	8,242
Total operating expenses	(4,979)	(4,453)	(4,220)

Operating profit	5,709	4,784	4,022
Share of profit in associates and joint ventures	288	177	35

Profit before tax	5,997	4,961	4,057

By geographical region
Europe	2,234	1,939	1,663
Hong Kong	1,321	955	904
Rest of Asia-Pacific	1,034	818	483
North America[4]	957	892	691
Latin America[4]	451	357	316

Profit before tax	5,997	4,961	4,057

	%	%	%

Share of HSBC’s profit before tax	27.2	23.7	21.4
Cost efficiency ratio	43.7	45.5	50.0

	US$m	US$m	US$m
Selected balance sheet data[5]
Loans and advances to customers (net)	172,976	142,041	130,160
Total assets	213,450	175,120	159,251
Customer accounts	190,853	148,106	137,801
For footnotes, see page 26

Strategic direction

HSBC’s strategy is to be the leading international business bank for Commercial Banking customers, with a particular focus on being the best bank for small businesses in target markets, by:

–	making full use of HSBC’s extensive geographical network to support Commercial Banking customers in trading, investing and commencing business across borders;

–	building upon HSBC’s Global Transaction Banking and receivables finance expertise to facilitate domestic and international trade flows;

–	deepening HSBC’s understanding of its customers through research and segmentation and tailoring services to meet their needs;

–	developing multi-channel relationships and further enhancing and rolling out direct Commercial Banking services; and

–	enhancing service levels and driving efficiencies by making full use of HSBC’s operational processing and IT capabilities.

Business highlights in 2006

•	Pre-tax profit increased by 21 per cent to US$5,997 million, driven by strongly rising operating income. This comfortably exceeded the increased loan impairment charges and higher costs associated with business expansion. The cost efficiency ratio improved from 45.5 per cent to 43.7 per cent. On an underlying basis, profits increased by 19 per cent. Since 2004, Commercial Banking’s pre-tax profits have grown by approximately 48 per cent.

•	Customer loans and accounts grew by 22 per cent and 29 per cent respectively and customer numbers increased by 116,000 to 2.6 million. Global Transaction Banking revenue from Commercial Banking customers increased by 14 per cent to US$3.9 billion.

•	As part of its strategy to be recognised as the leading international business bank, HSBC continued to invest in initiatives designed to facilitate customers’ cross-border activities. International Business Centres were established in 16 locations and a new cross-border credit arrangement was launched, in order to recognise HSBC’s global relationship with international customers in making local lending decisions. These milestones, together with the implementation of a new referral system, led to international referrals with an aggregate facility

Back to Contents

value of US$3 billion, involving over 50 sites and 4,000 relationship managers.

•	HSBC achieved considerable success in pursuit of its objective to be the best bank for small business. Customer numbers increased in response to the launch of specialised Commercial Banking centres and new products tailored to meet their needs.

•	Development of HSBC’s IT platform for business banking contributed to a 29 per cent increase in customers registered for internet banking. Online transaction volumes increased by 22 per cent and web traffic grew by 41 per cent to over 132 million user sessions.

•	HSBC continued to develop its commercial insurance and wealth management capabilities, hiring new staff, establishing specialist teams and offering new products.

Europe

•	As part of its emerging market focus, HSBC expanded its Eastern European operations by adding new premises, developing Global Transaction Banking capabilities and strengthening local relationship management teams.

•	BusinessDirect, which provides small and micro businesses with a no-fee internet and phone banking service, was successfully launched in the UK.

•	HSBC opened 11 innovative Commercial Centres in the UK, providing state-of-the-art business facilities in more convenient locations for business customers.

•	In Turkey, HSBC reinforced product launches and other initiatives undertaken in 2005 by establishing a small and micro business presence in 55 Commercial Centres. This contributed to a 40 per cent rise in active Commercial Banking customer numbers.

•	In France, HSBC raised its brand profile in the business community, which led to new customer numbers increasing by approximately a third.

Hong Kong

•	HSBC was named ‘World’s Best Trade Finance Bank in Hong Kong’ by Global Finance magazine, recognising the bank’s efforts developing a centre of excellence for international trade.

•	A new micro-business lending programme was launched, with a streamlined loan application process for new and existing customers which, in conjunction with campaigns to increase usage, led to a doubling of lending to micro businesses.

•	Three Commercial Transaction Centres were opened to provide tailored Commercial Banking services in lower cost sites near to customers.

Rest of Asia-Pacific

•	As Asian trade flows expanded strongly, HSBC opened International Banking Centres in seven sites in the Rest of Asia-Pacific during 2006. HSBC’s strength in international trade was recognised with a number of Trade Finance awards including Global Finance magazine’s ‘World’s Best Trade Finance Bank in Asia’.

•	Branches focused on Commercial Banking were opened in mainland China, India and Bangladesh. A commercial customer call centre was opened in South Korea, while Shariah- compliant Amanah services for commercial customers were rolled out in the Middle East.

•	Small businesses benefited from a number of new products and services including an online business insurance package in the Middle East and a new receivables finance product in India.

North America

•	HSBC continued to expand its operations outside New York State. New branches were opened in Chicago, Los Angeles, New Jersey, Connecticut and Washington D.C., supported by a 13 per cent increase in the number of relationship managers.

•	The launch of International Banking Centres in the US and Canada resulted in an increased focus on international business opportunities.

Latin America

•	HSBC opened International Banking Centres in Mexico and Brazil and commenced Commercial Banking operations in Peru. In Argentina, HSBC opened a dedicated trade services call centre.

•	HSBC’s share of the international trade market in Mexico grew following service enhancements and the launch of new products, including ‘Estimulo Empresarial’, a packaged product targeted at small businesses.

•	In Brazil, enhancements to the giro fácil revolving loan and overdraft facility for small businesses led to record sales.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Business highlights

Corporate, Investment Banking and Markets

Profit before tax

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Net interest income	3,168	3,001	3,994
Net fee income	3,718	2,967	2,764
Trading income excluding
net interest income	4,890	2,919	1,935
Net interest income/
(expense) on trading
activities	(379)	306	–
Net trading income[1]	4,511	3,225	1,935
Net income from financial
instruments designated
at fair value	20	67	–
Net investment income on
assets backing policy-
holders’ liabilities	–	–	9
Gains less losses from
financial investments	534	475	197
Dividend income	235	79	548
Net earned insurance
premiums	73	76	86
Other operating income	1,378	1,621	1,029

Total operating income	13,637	11,511	10,562
Net insurance claims[2]	(62)	(54)	(59)

Net operating income[3]	13,575	11,457	10,503
Net recovery of loan
impairment charges
and other credit risk
provisions	119	272	499

Net operating income	13,694	11,729	11,002
Total operating expenses	(7,991)	(6,838)	(5,809)

Operating profit	5,703	4,891	5,193
Share of profit in
associates and joint
ventures	103	272	95

Profit before tax	5,806	5,163	5,288

By geographical region
Europe	2,304	2,114	1,668
Hong Kong	955	922	1,603
Rest of Asia-Pacific	1,649	1,207	942
North America[4]	423	573	879
Latin America[4]	475	347	196

Profit before tax	5,806	5,163	5,288

	%	%	%
Share of HSBC’s profit
before tax	26.3	24.6	27.9
Cost efficiency ratio	58.9	59.7	55.3
For footnotes, see page 26

Strategic direction

HSBC’s strategy is to be a leading wholesale bank by focusing on financing and emerging markets, and:

–	leveraging the Group’s unique footprint and heritage;

–	using HSBC’s network and client franchises as the foundation on which Corporate, Investment Banking and Markets develops its hub-and- spoke business model; and

–	continuing to build skills and capabilities in its major centres to support the delivery of an advanced suite of services to corporate, institutional and government clients across the HSBC network.

     Ensuring that this combination of product depth and distribution strength meets the needs of existing and new clients will allow Corporate, Investment Banking and Markets to achieve its strategic goals.

Business highlights in 2006

•	Pre-tax profit rose by 12 per cent to US$5,806 million, driven by an 18 per cent increase in total operating income. This was achieved despite a declining contribution from balance sheet management activities, which fell by US$534 million as existing positions unwound and opportunities for reinvestment were limited by the flat interest rate yield curve environment. On an underlying basis and excluding balance sheet management activities, total operating income improved by 24 per cent, reflecting positive revenue trends in product areas in which HSBC has invested. The increase in operating expenses reflected the first full-year effect of recruitment in 2005. Performance- related compensation increased in line with robust revenue growth, while higher operational costs reflected volume increases in payments and cash management and securities services. The cost efficiency ratio improved moderately. In 2006, over 1,700 people were recruited and 1,150 departed.

•	Corporate, Investment Banking and Markets’ strength in emerging markets was recognised by industry awards. HSBC was named European Loan House of the Year, China Loan House of the Year and Asian Domestic Currency Bond House of the Year by International Financing Review. Mittal Steel’s acquisition of Arcelor, in which HSBC held senior financing and advisory roles, was voted European mergers and acquisitions Deal of the Year by Financial News and Cross-Border Deal of the Year by

Back to Contents

Management view of total operating income

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Global Markets	5,279	3,767	3,171
Foreign exchange	1,516	1,200	1,125
Credit and Rates	1,321	931	655
Structured derivatives	725	387	386
Equities	381	324	256
HSBC Securities
Services	1,336	925	749
Global Banking	4,059	3,530	3,065
Investment banking	1,156	1,022	877
Lending	1,257	1,260	1,188
Payments and cash
management	1,249	901	694
Other transaction services	397	347	306
Balance sheet
management	704	1,238	2,376
Group Investment
Businesses	1,104	762	732
Private equity	564	648	207
Other[1]	1,927	1,566	1,011

Total operating
income	13,637	11,511	10,562

Selected balance sheet
data[5]
Loans and advances to:
– customers (net)	210,220	169,435	145,353
– banks (net)	156,548	106,123	128,032
Total assets	994,436	755,056	584,779
Customer accounts	235,965	202,361	177,449
Trading assets, financial
instruments designated
at fair value, and
financial investments	487,943	373,787	252,459
Deposits by banks	92,954	65,853	80,443

1	‘Other’ includes the Corporate, Investment Banking and Markets business of HSBC Trinkaus & Burkhardt AG, the effect of consolidating investments held by HSBC’s property investment funds, and net interest earned on free capital held in Corporate, Investment Banking and Markets not assigned to products.

For other footnotes, see page 26.

Acquisitions Monthly. HSBC was named Best Investment Bank in the Middle East and, for the ninth consecutive year, Best at Treasury and Risk Management in Asia by Euromoney, and Best Foreign Bank in China, Indonesia, Malaysia and Vietnam by FinanceAsia.

•	In Global Markets, operating income increased by 40 per cent, with robust growth in foreign exchange, Credit and Rates and structured derivatives complemented by a significant increase in securities services revenues. Foreign exchange gains were driven by increased customer activity, encouraged by US dollar weakness and volatility in emerging markets.
Credit and Rates revenue was boosted by an enhanced product range, market volatility and increased investor appetite for emerging market bonds. A substantial rise in structured derivatives income reflected enhanced sales coverage. The securities services business benefited from increased customer volumes in higher-value products and strong income growth in emerging markets. Assets under custody rose by 28 per cent.

•	In Global Banking, total operating income rose by 15 per cent, due to a strong performance in payments and cash management and improved results in investment banking. In the latter, satisfactory progress in capital markets resulted in HSBC being ranked fourth in the international bond league table, according to Bloomberg, up from fifth in 2005 and seventh in 2004, and first in the Asian local currency bond league table for the fifth consecutive year.

Cross-border distribution was a noteworthy feature of many HSBC-led debt capital market and equity capital market transactions. Highlights included America Movil’s 8 billion Mexican peso bond; Khazanah Nasional of Malaysia’s US$750 million exchangeable ‘Sukuk’; and Shui On Land’s US$876 million Initial Public Offering (‘IPO’) in Hong Kong.

Income from the lending business was broadly in line with 2005. Globally, the corporate credit environment was stable, though corporate spreads remained under pressure. HSBC made significant progress in leveraged and acquisition finance in 2006. Key transactions included debt facilities backing Yell Group’s acquisition of Telefonica Publicidad e Informacion and a Macquarie Bank-led consortium’s acquisition of Thames Water.

Payments and cash management delivered a strong performance across all regions, driven by growth in client deposits and improved spreads.

•	Group Investment Businesses’ operating income rose by 45 per cent partly due to higher performance fees on emerging market funds and strong results from quantitative and multi-manager products. Funds under management grew by 11 per cent, driven by supportive market conditions and US$14 billion of net client inflows, including significant inflows into emerging market funds.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Business highlights

Private Banking

Profit before tax

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Net interest income	1,011	848	718
Net fee income	1,323	1,080	962
Net trading income[1]	364	317	257
Net income/(expense) from financial instruments designated at fair value	1	(1)	–
Gains less losses from financial investments	166	45	39
Dividend income	5	9	5
Other operating income	61	68	24

Total operating income	2,931	2,366	2,005
Net insurance claims[2]	–	–	–

Net operating income[3]	2,931	2,366	2,005
Loan impairment (charges)/recoveries and other credit risk provisions	(33)	12	11

Net operating income	2,898	2,378	2,016
Total operating expenses	(1,685)	(1,466)	(1,319)

Operating profit	1,213	912	697
Share of profit in associates and joint ventures	1	–	–

Profit before tax	1,214	912	697

By geographical region
Europe	805	539	438
Hong Kong	201	190	131
Rest of Asia-Pacific	80	78	60
North America[4]	114	104	68
Latin America[4]	14	1	–

Profit before tax	1,214	912	697

	%	%	%
Share of HSBC’s profit before tax	5.5	4.4	3.7
Cost efficiency ratio	57.5	62.0	65.8

	US$m	US$m	US$m
Selected balance sheet data[5]
Loans and advances to customers (net)	34,297	27,749	24,463
Total assets	73,026	59,827	56,751
Customer accounts	80,303	67,205	57,780

For footnotes, see page 26

Strategic direction

The strategy for Private Banking is to be one of the world’s leading international private banks, by providing excellent client service.

     HSBC’s global network and brand provides a base from which the private bank, working in conjunction with HSBC’s other customer groups and global businesses, serves the complex international needs of its clients, utilising traditional and innovative ways of managing and preserving the wealth of high net worth individuals while optimising returns.

     The private bank’s strategy is to reinforce its product capabilities in areas such as credit, hedge funds, investment advice and estate planning. This will be achieved by attracting, retaining and motivating talented individuals, by surveying clients and employees on a regular basis and by increasing expenditure targeted on marketing and brand awareness initiatives. Private Banking’s onshore business will also be expanded.

Business highlights

•

Pre-tax profits of US$1,214 million grew by 33 per cent on both reported and underlying bases compared with 2005, supported by strong growth in client assets and lending. Revenue growth comfortably exceeded cost growth leading to an improvement in the cost efficiency ratio of 4.5 percentage points to 57.5 per cent. Reported pre-tax profits have increased by 74 per cent since 2004.

•	A significant gain of US$117 million arose from the partial sale of an investment in the Hermitage fund, a public equity fund dedicated to investment in Russia.

•

HSBC continued to expand its alternative investment platform as client preferences favoured such investments. Total client investment in hedge funds reached US$39 billion. Two funds managed by HSBC Private Bank France received first and equal second place in the L’Agefi awards ‘International Equity Category’.

•	Client assets increased by 22 per cent to US$333 billion, with net new money inflows of US$34 billion in 2006. On an underlying basis, growth was 17 per cent.

Back to Content

Client assets

	2006	2005
	US$bn	US$bn

At 1 January	273	239
Net new money	34	36
Value change	21	13
Exchange and other	5	(15)

Total	333	273

Client assets by investment class

	2006	2005
	US$bn	US$bn

Equities	62	51
Bonds	55	53
Structured products	16	9
Funds	83	67
Cash, fiduciary deposits and other	117	93

Total	333	273

•

Strong performance of the Strategic Investment Solutions (‘SIS’) and related Core Investment Solutions (‘CIS’) products was reflected in greater investment by clients in this suite of discretionary managed products, which reached a value of US$4.8 billion.

•

Recognising the value to be derived from closer links with other customer groups, dedicated teams working with Commercial Banking, Personal Financial Services and Corporate, Investment Banking and Markets produced a significant increase in intra-Group referrals in 2006.

•	The lending book grew strongly to satisfy demand from clients for finance to invest in residential properties and other asset classes.

•

HSBC won a number of awards in the Euromoney annual private banking survey. In the global private banking awards, notable wins included ‘1st Private Bank for Services for the Super Affluent’ and ‘1st Private Bank for Islamic Services’. HSBC maintained its position in the top three within the ‘Best private banking services overall’ category.

Europe

•	In Europe, HSBC’s Private Banking operations had a very strong year on the back of recruitment of client-facing staff and marketing in key growth regions.

•	Synergies were achieved in Switzerland, through the merger of the two existing Swiss trust businesses and the two Lugano branches.

•	Private Banking expanded its onshore business through the launch of further regional offices in Bristol and Manchester in the UK and in Bordeaux, Marseille and Nice in France.

•	Client assets increased by 25 per cent, or 18 per cent on an underlying basis, with net new money reaching US$19 billion, primarily driven by the Swiss business.

Asia

•	Front office recruitment continued in Hong Kong and Singapore and Private Banking capabilities were expanded through the opening of representative offices in mainland China and the Philippines.

•	Investment in Taiwan, Japan and the Middle East continued and, in India, the private bank network expanded to six offices with the addition of Chennai and Hyderabad.

•	Client assets increased by 26 per cent, or 23 per cent on an underlying basis with net new money reaching US$9 billion.

Americas

•	HSBC expanded its presence in the US with the opening of domestic Private Banking offices in Chicago and Greenwich.

•	Wealth and Tax Advisory Services (‘WTAS’) generated strong growth in revenue and expanded through the opening of offices in Palo Alto, Seattle, Fort Washington, Greenwich and Chicago.

•	Client assets increased by 6 per cent with net new money reaching US$6 billion.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Business highlights

Other

Profit before tax

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Net interest income/(expense)	(625)	(472)	90
Net fee income	172	220	171
Trading income/(expense) excluding net interest income	(228)	(90)	40
Net interest income/(expense) on trading activities	82	(13)	–
Net trading income/(expense)[1]	(146)	(103)	40
Net income/(expense) from financial instruments designated at fair value	(81)	406	–
Net investment income on assets backing policy-holders’ liabilities	–	–	44
Gains less losses from financial investments	147	144	219
Dividend income	63	42	16
Net earned insurance premiums	207	260	558
Other operating income	3,254	2,634	2,050

Total operating income	2,991	3,131	3,188
Net insurance claims[2]	(181)	(179)	(359)

Net operating income[3]	2,810	2,952	2,829
Loan impairment charges and other credit risk provisions	(13)	(1)	(1)

Net operating income	2,797	2,951	2,828
Total operating expenses	(3,259)	(2,976)	(2,493)

Operating profit/(loss)	(462)	(25)	335
Share of profit in joint ventures and associates	74	51	69

Profit/(loss) before tax	(388)	26	404

By geographical region
Europe	(278)	(168)	366
Hong Kong	(175)	(178)	129
Rest of Asia-Pacific	287	94	26
North America[4]	(217)	165	(196)
Latin America[4]	(5)	113	79

Profit/(loss) before tax	(388)	26	404

	%	%	%

Share of HSBC’s profit before tax	(1.8)	0.1	2.1
Cost efficiency ratio	116.0	100.8	88.1

	US$m	US$m	US$m

Selected balance sheet data[5]
Loans and advances to customers (net)	2,095	1,893	2,339
Total assets	33,278	27,653	26,201
Customer accounts	1,245	507	557

Notes

•	For a description of the main items reported under ‘Other’, see footnote 6 on page 26.

•

HSBC sold a number of properties in Hong Kong and the Rest of Asia-Pacific region, realising gains of US$187 million, significantly higher than in 2005. These sales led to a reduction in the size of HSBC’s property portfolio which, together with slower growth in Hong Kong property prices, resulted in a 59 per cent decrease in property revaluation gains to US$61 million.

•	The sale of part of HSBC’s stake in UTI Bank Limited realised a gain of US$101 million in the first half of 2006.

•

HSBC reported a US$95 million fall in the fair value of own debt designated at fair value in 2006, compared with a gain of US$386 million in 2005. The movement was principally in North America and Europe.

•	Higher US interest rates led to increased costs to HSBC of servicing its floating rate subordinated debt, partly offset by higher earnings on US dollar-denominated centrally held funds.

•

The development of HSBC’s ten Group Service Centres, primarily in India and mainland China, continued apace and staff numbers increased by 32 per cent to 25,000. Increased activity in the centres resulted in a 54 per cent increase in costs to US$343 million. The recovery of substantially all of these costs from the relevant customer groups is reported under ‘Other operating income’.

•

Increased business volumes, branch expansion, the development of new IT capabilities and the integration of Metris led to an 8 per cent increase in costs at the Group’s North American technology centre to US$1,191 million, also recharged through ‘Other operating income’.

•

During 2005, HSBC in Argentina benefited from certain gains associated with the receipt of coverage bonds and other items related to the 2002 sovereign debt crisis. These benefits were not repeated in 2006.

For footnotes, see page 26.

Back to Contents

Analysis by customer group and global business

Profit/(loss) before tax

Year ended 31 December 2006

Corporate,
Personal	Investment	Inter-
Financial	Commercial	Banking &	Private	segment
Services	Banking	Markets	Banking	Other[6]	elimination	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	26,076	7,514	3,168	1,011	(625)	(2,658)	34,486
Net fee income	8,762	3,207	3,718	1,323	172	–	17,182
Trading income/(expense) excluding net interest income	391	204	4,890	362	(228)	–	5,619
Net interest income/ (expense) on trading activities	220	20	(379)	2	82	2,658	2,603
Net trading income/(expense)[1]	611	224	4,511	364	(146)	2,658	8,222
Net income/(expense) from financial instruments designated
at fair value	739	(22)	20	1	(81)	–	657
Gains less losses from financial investments	78	44	534	166	147	–	969
Dividend income	31	6	235	5	63	–	340
Net earned insurance premiums	5,130	258	73	–	207	–	5,668
Other operating income	782	250	1,378	61	3,254	(3,179)	2,546

Total operating income	42,209	11,481	13,637	2,931	2,991	(3,179)	70,070
Net insurance claims[2]	(4,365)	(96)	(62)	–	(181)	–	(4,704)

Net operating income[3]	37,844	11,385	13,575	2,931	2,810	(3,179)	65,366
Loan impairment (charges)/recoveries and other credit
risk provisions	(9,949)	(697)	119	(33)	(13)	–	(10,573)

Net operating income	27,895	10,688	13,694	2,898	2,797	(3,179)	54,793
Total operating expenses	(18,818)	(4,979)	(7,991)	(1,685)	(3,259)	3,179	(33,553)

Operating profit/(loss)	9,077	5,709	5,703	1,213	(462)	–	21,240
Share of profit in associates and joint ventures	380	288	103	1	74	–	846

Profit/(loss) before tax	9,457	5,997	5,806	1,214	(388)	–	22,086

%	%	%	%	%	%

Share of HSBC’s profit before tax	42.8	27.2	26.3	5.5	(1.8)	100.0
Cost efficiency ratio	49.7	43.7	58.9	57.5	116.0	51.3

US$m	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[5]
Loans and advances to customers (net)	448,545	172,976	210,220	34,297	2,095	868,133
Total assets	546,568	213,450	994,436	73,026	33,278	1,860,758
Customer accounts	388,468	190,853	235,965	80,303	1,245	896,834
The following assets and liabilities were significant
to Corporate, Investment Banking and Markets:
–	loans and advances to banks (net)	156,548
–	trading assets, financial assets designated at fair
value, and financial investments	487,943
–	deposits by banks	92,954

For footnotes, see page 26.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Customer groups and global businesses / Profit/(loss) before tax

Profit/(loss) before tax (continued)

		Year ended 31 December 2005

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other[6]	elimination	Total
Total		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)		23,351	6,310	3,001	848	(472)	(1,704)	31,334
Net fee income		7,313	2,876	2,967	1,080	220	–	14,456
Trading income/(expense) excluding net interest income		360	150	2,919	317	(90)	–	3,656
Net interest income/ (expense) on trading activities		214	(3)	306	–	(13)	1,704	2,208
Net trading income/(expense)[1]		574	147	3,225	317	(103)	1,704	5,864
Net income/(expense) from financial instruments designated at fair value		574	(12)	67	(1)	406	–	1,034
Gains less losses from financial investments		19	9	475	45	144	–	692
Dividend income		16	9	79	9	42	–	155
Net earned insurance premiums .		4,864	236	76	–	260	–	5,436
Other operating income		729	327	1,621	68	2,634	(2,646)	2,733

Total operating income		37,440	9,902	11,511	2,366	3,131	(2,646)	61,704
Net insurance claims[2]		(3,716)	(118)	(54)	–	(179)	–	(4,067)

Net operating income[3]		33,724	9,784	11,457	2,366	2,952	(2,646)	57,637
Loan impairment (charges)/recoveries and other credit
risk provisions		(7,537)	(547)	272	12	(1)	–	(7,801)

Net operating income		26,187	9,237	11,729	2,378	2,951	(2,646)	49,836
Total operating expenses		(16,427)	(4,453)	(6,838)	(1,466)	(2,976)	2,646	(29,514)

Operating profit/(loss)		9,760	4,784	4,891	912	(25)	–	20,322
Share of profit in associates and joint ventures		144	177	272	–	51	–	644

Profit before tax		9,904	4,961	5,163	912	26	–	20,966

		%	%	%	%	%		%

Share of HSBC’s profit before tax		47.2	23.7	24.6	4.4	0.1		100.0
Cost efficiency ratio		48.7	45.5	59.7	62.0	100.8		51.2
		US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[5]
Loans and advances to customers (net)		398,884	142,041	169,435	27,749	1,893		740,002
Total assets		484,314	175,120	755,056	59,827	27,653		1,501,970
Customer accounts		321,240	148,106	202,361	67,205	507		739,419
The following assets and liabilities were significant
to Corporate, Investment Banking and Markets:
–	loans and advances to banks (net)			106,123
–	trading assets, financial assets designated at fair value, and financial investments			373,787
–	deposits by banks			65,853

For footnotes, see page 26.

Back to Contents

		Year ended 31 December 2004

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other[6]	elimination	Total
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Total
Net interest income		21,422	4,875	3,994	718	90	–	31,099
Net fee income		6,406	2,645	2,764	962	171	–	12,948
Trading income		320	234	1,935	257	40	–	2,786
Net investment income on assets backing policy holders’ liabilities		635	324	9	–	44	–	1,012
Gains less losses from financial investments		79	6	197	39	219	–	540
Dividend income		16	37	548	5	16	–	622
Net earned insurance premiums		3,652	1,072	86	–	558	–	5,368
Other operating income		360	513	1,029	24	2,050	(2,363)	1,613

Total operating income		32,890	9,706	10,562	2,005	3,188	(2,363)	55,988
Net insurance claims[2]		(2,953)	(1,264)	(59)	–	(359)	–	(4,635)

Net operating income[3]		29,937	8,442	10,503	2,005	2,829	(2,363)	51,353
Loan impairment (charges)/ recoveries and other credit risk provisions		(6,500)	(200)	499	11	(1)	–	(6,191)

Net operating income		23,437	8,242	11,002	2,016	2,828	(2,363)	45,162
Total operating expenses		(15,009)	(4,220)	(5,809)	(1,319)	(2,493)	2,363	(26,487)

Operating profit		8,428	4,022	5,193	697	335	–	18,675
Share of profit in associates and joint ventures		69	35	95	–	69	–	268

Profit before tax		8,497	4,057	5,288	697	404	–	18,943

		%	%	%	%	%		%

Share of HSBC’s profit before tax		44.9	21.4	27.9	3.7	2.1		100.0
Cost efficiency ratio		50.1	50.0	55.3	65.8	88.1		51.6

		US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[5]
Loans and advances to customers (net)		370,576	130,160	145,353	24,463	2,339		672,891
Total assets		452,992	159,251	584,779	56,751	26,201		1,279,974
Customer accounts		319,485	137,801	177,449	57,780	557		693,072
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
–	loans and advances to banks (net)			128,032
–	trading assets, financial assets designated at fair value, and financial investments			252,459
–	deposits by banks			80,443

For footnotes, see page 26.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Geographical regions > Summary / Competitive environment

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

Footnotes to the analyses of customer groups and global businesses on pages 12 to 25.

1	In the analyses of customer groups and global businesses, net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, together with related external and internal interest income and interest expense, and dividends received; in the statutory presentation internal interest income and expense are eliminated.
2	Net insurance claims incurred and movement in policyholders’ liabilities.
3	Net operating income before loan impairment charges and other credit risk provisions.
4	In 2006, Mexico and Panama were reclassified from the North America segment to Latin America. Comparative information has been restated accordingly.
5	Third party only.
6	The main items reported under ‘Other’ are the income and expenses of wholesale insurance operations, certain property activities, unallocated investment activities including hsbc.com, centrally held investment companies, movements in the fair value of own debt designated at fair value, and HSBC’s holding company and financing operations. The results include net interest earned on free capital held centrally and operating costs incurred by the head office operations in providing stewardship and central management services to HSBC. Net operating income of the Group’s wholesale insurance operations amounted to US$371 million in 2006 (2005: US$460 million; 2004: US$511 million). ‘Other’ also includes the costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries.

Geographical regions

Summary of geographical regions

In the analysis of profit by geographical regions that follows, operating income and operating expenses include intra-HSBC items of US$1,494 million (2005: US$938 million; 2004: US$631 million).

Profit before tax

	Year ended 31 December

	2006		2005		2004

	US$m	%	US$m	%	US$m	%

Europe	6,974	31.5	6,356	30.3	5,756	30.4
Hong Kong	5,182	23.5	4,517	21.5	4,830	25.5
Rest of Asia-Pacific	3,527	16.0	2,574	12.3	1,847	9.8
North America[1]	4,668	21.1	5,915	28.2	5,268	27.8
Latin America[1]	1,735	7.9	1,604	7.7	1,242	6.5

	22,086	100.0	20,966	100.0	18,943	100.0

Total assets2

	At 31 December

	2006		2005

	US$m	%	US$m	%

Europe	828,701	44.6	636,703	42.4
Hong Kong	272,428	14.6	235,376	15.7
Rest of Asia-Pacific	167,668	9.0	142,014	9.4
North America[1]	511,190	27.5	432,490	28.8
Latin America[1]	80,771	4.3	55,387	3.7

	1,860,758	100.0	1,501,970	100.0

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.
2	Third party only.

Back to Contents

Additional information on results in 2006 may be found in the ‘Report of the Directors: Financial Review’ on pages 110 to 164.

Europe

HSBC’s principal banking operations in Europe are HSBC Bank plc (‘HSBC Bank’) in the UK, HSBC France, HSBC Bank A.S. in Turkey, HSBC Bank Malta p.l.c., HSBC Private Bank (Suisse) S.A. (‘HSBC Private Bank (Suisse)’), HSBC Trinkaus & Burkhardt AG and HSBC Guyerzeller Bank AG. Through these operations HSBC provides a wide range of banking, treasury and financial services to personal, commercial and corporate customers across Europe.

Hong Kong

HSBC’s principal banking subsidiaries in Hong Kong are The Hongkong and Shanghai Banking Corporation Limited (‘The Hongkong and Shanghai Banking Corporation’) and Hang Seng Bank Limited (‘Hang Seng Bank’). The former is the largest bank incorporated in Hong Kong and is HSBC’s flagship bank in the Asia-Pacific region. It is one of Hong Kong’s three note-issuing banks, accounting for more than 65 per cent by value of banknotes in circulation in 2006.

Rest of Asia-Pacific (including the Middle East)

The Hongkong and Shanghai Banking Corporation offers personal, commercial, corporate and investment banking and markets services in mainland China. The bank’s network spans 12 major cities, comprising 14 branches and 16 sub-branches. Hang Seng Bank offers personal and commercial banking services and operates seven branches, seven sub-branches and one representative office in eight cities in mainland China. HSBC also participates indirectly in mainland China through its three associates, Bank of Communications Limited (‘Bank of Communications’) (19.9 per cent owned), Ping An Insurance (Group) Company of China, Limited (‘Ping An Insurance’) (16.8 per cent) and Industrial Bank Co. Ltd (‘Industrial Bank’) (12.78 per cent), and has a further interest of 8 per cent in Bank of Shanghai.

     Outside Hong Kong and mainland China, the HSBC Group conducts business in 21 countries in the Asia-Pacific region, primarily through branches and subsidiaries of The Hongkong and Shanghai Banking Corporation, with particularly strong coverage in India, Indonesia, South Korea, Singapore and Taiwan. HSBC’s presence in the Middle East is led by HSBC Bank Middle East Limited (‘HSBC Bank Middle East’) whose network of branches, subsidiaries and associates has the widest coverage in the region; in Australia by HSBC Bank Australia Limited; and in Malaysia by HSBC Bank Malaysia Berhad (‘HSBC Bank Malaysia’), which is the largest foreign-owned bank in the country by income, profits and assets. HSBC’s associate in Saudi Arabia, The Saudi British Bank (40 per cent owned), is the Kingdom’s seventh largest bank by total assets.

North America

HSBC’s North American businesses are located in the US, Canada and Bermuda. Operations in the US are primarily conducted through HSBC Bank USA, N.A. (‘HSBC Bank USA’) which is concentrated in New York State, and HSBC Finance, a national consumer finance company based in Chicago. HSBC Bank Canada and The Bank of Bermuda Limited (‘Bank of Bermuda’) are responsible for operations in their respective countries.

Latin America

HSBC’s operations in Latin America and the Caribbean principally comprise HSBC México, S.A. (‘HSBC Mexico’), HSBC Bank Brasil S.A.-Banco Múltiplo (‘HSBC Bank Brazil’), HSBC Bank Argentina S.A. (‘HSBC Bank Argentina’) and Grupo Banistmo S.A. (‘Banistmo’). HSBC is also represented by subsidiaries in Chile, the Bahamas, Peru and Uruguay and, with the acquisition of Banistmo, in Costa Rica, Honduras, Colombia, Nicaragua and El Salvador, and by a representative office in Venezuela. In addition to banking services, HSBC operates large insurance businesses in Argentina, Brazil and Panama. In Argentina, HSBC’s main insurance business is HSBC La Buenos Aires and, through Máxima and HSBC New York Life, HSBC offers pension and life insurance products. In Brazil, HSBC offers consumer finance products through its subsidiary, Losango.

Competitive environment

HSBC believes that open and competitive markets are good for both local economies and their participants. The Group faces very strong competition in the markets it serves. In personal and commercial banking, it competes with a wide range of institutions including commercial banks, consumer finance companies, retail financial service companies, savings and loan associations, credit unions, general retailers, brokerage firms and investment companies. In investment banking, HSBC faces competition from specialist providers

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Geographical regions > Competitive environment

and the investment banking operations of other commercial banks.

     Regulators routinely monitor and investigate the competitiveness of the financial services industry (of which HSBC is a part) in a number of areas, particularly in the UK and continental Europe. HSBC’s policy is to co-operate and work positively with all its regulators, inputting data and providing perspective on those issues which affect all financial service providers both directly and through industry bodies.

Global factors

Consolidation in the banking industry

Over the past few decades there has been a trend towards consolidation in banking and financial services, both nationally and internationally. This development has created a large and growing number of institutions which are capable of competing with HSBC across a wide range of services.

Limited market growth

The majority of HSBC’s business is conducted in the domestic markets of the US, the UK and Hong Kong. In the UK and the US, penetration of standard banking services is nearing saturation, and potential for growth is largely in the provision of a wider range of financial services, including consumer finance, to new and existing customers. HSBC has increased its focus on its interconnected Hong Kong and mainland China businesses, the other emerging economies in Asia-Pacific, Latin America, the Middle East, Turkey and, to a lesser extent, Eastern Europe as the engines of future growth. This is being developed by expanding domestic operations within emerging markets and by concentrating capabilities in developed markets on servicing growing financial needs in the emerging markets.

Advances in technology

Over the past decade, the development of the internet and related innovative technologies has provided the financial services industry with the ability to deliver products and services through a growing number of channels, often more efficiently than by means of traditional face-to-face transactions. This has lowered barriers to entry and, as a consequence, competition has been fierce. Complementing its traditional branch network, HSBC offers a growing range of services utilising the new technologies, currently including the internet, interactive TV, mobile phone and WAP, and telephone banking. HSBC will continue to innovate in these areas, and to offer its services through the channels preferred by its customers.

Regional factors

Europe

The European Commission commenced an inquiry into retail banking across all member states in 2006, with which HSBC’s individual local entities cooperated fully. Published in January 2007, a final report highlighted concerns over the ways in which competition in banking was operating in Europe. No single country received particular attention.

     The Single European Payments Area programme, which will integrate retail payments through harmonising euro currency transfers, bankers’ orders and cards transactions in the eurozone, reached implementation phase. Full implementation is scheduled for 2008, according to an agreement signed by the 65 member banks of the European Payments Council. This should offer strong growth opportunities for some banks but is also expected to lead to more competition. HSBC is positioning itself to capitalise fully on the opportunities presented.

     The Markets in Financial Instruments Directive comes into effect on 1 November 2007, when it will replace the existing Investment Services Directive, covering a broader range of investment instruments and market structures and, because conduct of business rules are set at EU level, should mean less additional requirements when passporting into another member state.

UK

In April 2006, the Office of Fair Trading (‘OFT’) concluded its inquiry into credit card terms under the Unfair Terms in Consumer Contracts Regulations, and announced that it did not intend to intervene further where issuers reduced their default fees to £12 or less. Subsequently, the OFT launched an informal high-level fact-finding exercise on overdraft fees, through the industry’s representative body, the British Bankers’ Association. This is due to conclude in March 2007, following which the industry and the OFT are to review their respective positions. Media interest has been considerable.

     The OFT conducted a market study into Payment Protection Insurance (‘PPI’) and referred the PPI market in the UK to the Competition Commission. The Competition Commission recently announced that they will be working with the Financial Services Authority (‘FSA’) to investigate

Back to Contents

whether there is a case for changing the existing rules for the sale of PPI.

     The OFT conducted the follow-up review of the SME market, prescribed by its report published in 2002. HSBC cooperated with this review and awaits the findings.

     Following MasterCard’s appeal to the Competition Commission Appeals Tribunal, the OFT withdrew its original interchange fee case to concentrate on a new case against both MasterCard and Visa. The European Commission is also investigating interchange fees, and HSBC has responded to its requests for information.

     In November the winding down of the Payment Systems Taskforce was announced, and a new governance body for payment systems, the Payments Industry Association, was established. HSBC is positioned to deliver the faster electronic payments introduced by the Payment Systems Taskforce and meets its minimum standards for cheque clearing.

France

Stable interest rates in the eurozone contributed to a strong growth in real estate investment in France. Competition between French banks concentrated on the promotion of real estate mortgage loans, which are the principal means by which new customers in France are acquired. Market activity increased and consumers continued to enjoy improved pricing to the detriment of bank margins.

     The payment of interest on sight deposits, authorised from the beginning of 2005, was introduced by one major mutual French bank, albeit linked to a quarterly fee for banking services. Market reaction was muted and, to date, no other leading French bank has followed suit.

     From January 2006 the Banque Postale was able to offer real estate lending and financial services, including the sale of investment products manufactured by third party providers. Given the scale of Banque Postale’s geographical coverage, this will increase competition in an already competitive market.

     The French government reformed the household tax law for 2006/2007, notably introducing a tax exemption on capital gains on equities sold after an eight-year holding period and a cap on total household taxes (including income, wealth and local taxes) at 60 per cent of income. The higher marginal tax rate has been limited to 40 per cent. These reforms will increase disposable income for the wealthier individuals who form one of HSBC France’s key customer segments.

     At the end of December 2005, French banks were granted approval, as in the UK, to provide equity release mortgages. This will assist customers to invest in real estate and finance consumption.

Hong Kong

There was some improvement in the lending market in 2006, as the stable interest rate environment, liquid market, and moderate cost of borrowing supported growth in consumer spending, and demand for personal loans and credit cards rose in consequence.

     Competition remained fierce in traditional mortgage products due to the still subdued property market. Robust equity markets buoyed sales of investment products and also benefited investment-related loans.

     The sustained appreciation of the Chinese currency during 2006 had no marked effect on Hong Kong’s renminbi deposit business. Instead, funds were attracted to Chinese stocks listed in Hong Kong, notably in relation to some of the substantial Chinese IPOs. Nevertheless, local currency deposits continued to grow rapidly due to rising household incomes.

Rest of Asia-Pacific
(including the Middle East)

The competitive environment in the Rest of Asia-Pacific continued to intensify as international banks focused on targeted sectors in emerging markets in pursuit of higher returns. Local banks also actively expanded their reach and business, both within countries and across borders. Competition remained intense throughout the region in all of the customer groups served by HSBC. Regulations in certain countries act to limit the ability of foreign-owned banks to grow both by acquisition and organically by adding distribution or participating in shared networks with domestic banks. However, in many countries the growing sophistication of the relatively young population and increasing affluence of the middle class continued to provide HSBC with further opportunities for growth.

     Banks and non-banks, both local and international, are rapidly building consumer finance and direct banking businesses in a number of countries in the region.

North America

In an already highly competitive US financial services industry, institutions involved in a broad range of financial products and services continued to

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Competitive environment / Europe

consolidate. Within the banking sector, consolidation continued in 2006, with a greater focus on national networks and retail branch banking.

     The Group’s principal US subsidiaries, HSBC Bank USA and HSBC Finance, faced vigorous competition from a wide array of financial institutions. These include banks, thrifts, insurance companies, credit unions, mortgage lenders and brokers, and non-bank suppliers of consumer credit and other financial services. Many of these institutions are not subject to US banking industry regulation, unlike HSBC. This gives some of them cost and product advantages and thus increases competitive pressure. HSBC competes by expanding its customer base through portfolio acquisitions or alliances, co-branding opportunities and direct sales channels, by offering a very wide variety of consumer loan products and by maintaining a strong service orientation.

     The slowing US housing market has had an adverse effect on sub-prime mortgage originators and lenders, including HSBC. Numerous sub-prime lenders have exited the industry or have announced that they are exploring alternatives. Investment banks have been active purchasers of distressed competitors in an attempt to vertically integrate origination platforms to feed secondary market demands.

     The six largest banks in Canada dominate the country’s financial services industry. Despite this, the market remains very competitive with comparable financial products and services offered by other banks, insurance companies and other institutions. Merger activity among the largest banks in Canada remains possible but, without such consolidation, growth opportunities for the larger banks will continue to exist mainly outside of Canada.

Latin America

Mexico’s financial system remains highly concentrated. Five banks dominate the industry, controlling some 80 per cent of banking assets. Of these five, four (including HSBC) are foreign-owned. In 2006, new banking licences were granted to 13 bank and non-bank institutions. This will increase competition, mainly in customer segments in which banking is currently under-represented. These segments also represent potential growth areas for the existing five major banks in the medium to long term.

     There is increasing regulatory pressure on banking and pension management fees and commissions, which has constrained growth in non-funds income. As a result, competition is fierce in consumer lending, as financial institutions seek to build alternative income streams despite difficulties in establishing reliable consumer credit histories. HSBC seeks to differentiate through customer service, and is well positioned to capitalise on economic growth with its extensive branch and ATM network, and growing young customer base.

     In Brazil, concentration in the industry increased, with the top ten banking groups accounting for some 70 per cent of assets and 87 per cent of branches at 31 December 2006 (2005: 68 per cent and 86 per cent respectively). These top ten banking groups consist mainly of state-owned, privately owned and large foreign banks (including HSBC), and the most significant change in the Brazilian financial system was the growing market share of the larger privately owned banks through consolidation in the industry and partnerships established with national retailers.

     Improvements in the macro-economic environment, particularly in increased solvency and liquidity in the market and in monetary policy, have benefited the consumer through constraining inflationary growth. Notwithstanding persistently high interest rates, consumer borrowing has increased. However, total lending as a percentage of Gross Domestic Product (‘GDP’) remained low in international terms at 34 per cent. This, together with the fact that within the economically active population an estimated 40 million people have limited access to financial services, indicates that the outlook for further growth is positive.

     In Argentina, HSBC’s direct competition comes primarily from international financial groups that provide an equivalent range of banking, insurance, pension and annuity products and services. Given the growth experienced over recent years in the Argentine economy, there has been resurgent demand for credit products, coupled with increases in deposits. The strong recovery in consumer confidence is reflected in the level of private sector loans and private deposits that grew by 40 per cent and 22 per cent respectively compared with 2005. The life and annuities market increased by 17 per cent in terms of assets, while pension funds collections increased by 30 per cent.

Back to Contents

Europe

Profit/(loss) before tax by country within customer groups and global businesses

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Personal Financial Services	1,909	1,932	1,621
United Kingdom	1,496	1,475	1,340
France[1]	174	223	205
Turkey	121	134	29
Other	118	100	47

Commercial Banking	2,234	1,939	1,663
United Kingdom	1,801	1,495	1,258
France[1]	236	278	272
Turkey	50	39	25
Other	147	127	108

Corporate, Investment Banking and Markets[2]	2,304	2,114	1,668
United Kingdom	1,299	1,186	1,021
France[1]	545	472	337
Turkey	64	92	88
Other	396	364	222

Private Banking	805	539	438
United Kingdom	380	171	135
France[1]	22	7	(22)
Switzerland	305	254	203
Other	98	107	122

Other	(278)	(168)	366
United Kingdom	(185)	(47)	477
France[1]	(107)	(147)	(123)
Turkey	(18)	–	–
Other	32	26	12

Total	6,974	6,356	5,756
United Kingdom	4,791	4,280	4,231
France[1]	870	833	669
Turkey	217	265	142
Switzerland	305	254	203
Other	791	724	511

1	France primarily comprises the domestic operations of HSBC France and the Paris branch of HSBC Bank.
2	Including venture capital gains of US$457 million (2005: US$610 million; 2004: US$170 million).

Year ended 31 December 2006 compared with year ended 31 December 2005

Economic briefing

UK GDP growth increased in 2006 to about 2.7 per cent from 1.9 per cent in 2005. This followed a recovery in both household and company spending. Consumer Price Index (‘CPI’) inflation increased through the year from 1.9 per cent in January to 3.0 per cent in December, following large increases in the price of petrol and gas. The Bank of England raised interest rates from 4.5 per cent to 5 per cent, citing concerns about spare capacity, rapid money growth and the possibility of inflation staying above target for some time. House price inflation remained strong but consumer spending appeared unaffected. Secured lending continued to increase although unsecured lending plateaued. There was evidence that a number of households were struggling with the burden of debt as personal insolvencies and repossessions increased. Employment rose, although by less than the increase in available workers as migrant inflows remained strong and the participation rate of UK residents in the labour force increased. As a result, the unemployment rate increased, contributing to constrained wage growth throughout the year despite relatively high rates of headline inflation.

     The recovery in the eurozone economy gathered momentum through the course of 2006. GDP rose by approximately 2.7 per cent, the fastest rate since 2000. Much of the improvement reflected increases in exports and investment, as global demand remained strong and corporate activity and profits rose. Consumer spending remained subdued, despite a gradual rise in employment. German

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Europe> 2006

Profit before tax

	Year ended 31 December

	2006	2005	2004
Europe	US$m	US$m	US$m

Net interest income	8,289	8,221	9,098
Net fee income	7,108	6,299	5,980
Net trading income	4,529	3,036	997
Net income from financial instruments designated at fair value	144	362	–
Net investment income on assets backing policyholders’ liabilities	–	–	571
Gains less losses from financial investments	624	439	154
Dividend income	183	63	558
Net earned insurance premiums	1,298	1,599	1,875
Other operating income	1,428	1,603	1,175

Total operating income	23,603	21,622	20,408
Net insurance claims incurred and movement in policyholders’ liabilities	(531)	(818)	(1,628)

Net operating income before loan impairment charges and other
credit risk provisions	23,072	20,804	18,780
Loan impairment charges and other credit risk provisions	(2,155)	(1,929)	(1,033)

Net operating income	20,917	18,875	17,747
Total operating expenses	(13,871)	(12,639)	(12,028)

Operating profit	7,046	6,236	5,719
Share of profit/(loss) in associates and joint ventures	(72)	120	37

Profit before tax	6,974	6,356	5,756

	%	%	%
Share of HSBC’s profit before tax	31.5	30.3	30.4
Cost efficiency ratio	60.1	60.8	64.0
Year-end staff numbers (full-time equivalent)	78,311	77,755	74,861

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	392,499	312,537	277,560
Loans and advances to banks (net)	76,830	44,360	56,049
Trading assets, financial instruments designated at fair value and financial investments[2]	242,010	146,777	139,183
Total assets	828,701	636,703	545,557
Deposits by banks	67,821	47,202	55,720
Customer accounts	419,365	334,200	292,568

1	Third party only.
2	Including financial assets which may be repledged or resold by counterparties.

growth improved sharply, while growth in France and Italy was less impressive. Eurozone inflation was heavily affected by rises in energy and food prices. Inflation, excluding energy and food, remained contained at just 1.7 per cent. The European Central Bank (‘ECB’) increased the key policy interest rate from 2.25 per cent at the beginning of 2006 to 3.5 per cent in December. The ECB continued to describe monetary policy as ‘accommodative’, thereby effectively ending the year with a bias towards tightening.

     Turkey’s economy slowed markedly in the third quarter, with year-on-year GDP growth of 3.4 per cent, down from 7.8 per cent in the second quarter. The current account deficit continued to widen, reaching 8 per cent of GDP in December, partly from high-energy prices but also from the increasing substitution of imported materials for local ones due to the overvalued currency. More than half of the deficit was financed by healthy foreign direct investment inflows. The International Monetary Fund’s programme for Turkey remained on track.

Review of business performance

European operations reported a pre-tax profit of US$6,974 million compared with US$6,356 million in 2005, an increase of 10 per

Back to Contents

cent. On an underlying basis, pre-tax profits grew by 8 per cent. Underlying net operating income increased by 9 per cent, in line with operating expenses. Commercial Banking delivered a third successive year of growth, driven by strong balance sheet growth in the UK and organic expansion in Turkey. Record profits in Private Banking were driven by strong client asset inflows, a more sophisticated product mix and lending growth. Corporate, Investment Banking and Markets made encouraging gains in trading activities, and operating expenses rose in line with net operating income. In Personal Financial Services, net operating income growth slowed as HSBC tightened its underwriting criteria on unsecured credit. An emphasis on deposit, wealth and insurance products contributed to an increase in costs, which were driven by infrastructure investment both in the physical environment and direct channels.

     The following commentary is on an underlying basis.

     Personal Financial Services reported a pre-tax profit of US$1,909 million, 2 per cent lower than in 2005. Net operating income rose by 4 per cent and loan impairment charges increased by slightly more than revenues as increasing numbers of debtors sought formal protection from their obligations. Costs grew by 7 per cent, reflecting investment in infrastructure throughout the region, and the cost efficiency ratio rose by 1.2 percentage points to 59.2 per cent.

     In the UK, HSBC responded to concerns over high levels of consumer indebtedness and the growth in personal bankruptcies and IVAs by adopting more selective underwriting criteria and reducing credit origination. Revenues from credit-related insurance declined as a consequence. In response, HSBC increased its focus on non credit-related income streams, particularly savings and high-value current accounts. Strong balance growth in these products was achieved through marketing initiatives, competitive pricing and the success of innovative propositions such as the packaged ‘Plus’ and ‘Passport’ current accounts, the latter supported by the implementation during the year of a more refined approach to customer segmentation.

     Considerable strategic attention was given to enhancing product distribution and channel management. The branch refurbishment programme continued and improvements were made to direct banking, notably the introduction of self-service machines and the upgrading of cash machine service offerings. HSBC’s internet offering was also enhanced to offer personalised content and sales capabilities, with improved customer accessibility.

     In France, a marked improvement in brand awareness after the 2005 rebranding to ‘HSBC France’, supported by competitive pricing, aided the recruitment of target customers and consequential balance sheet growth, most notably in residential property lending. Despite this growth, there was a decline in profit before tax, due to competitive pressures on margin and the time lag between incurring costs on customer acquisition and earning incremental revenue from future opportunities to cross-sell.

     In Turkey profit before tax declined by 2 per cent, as revenue growth was offset by investment costs. Organic development was furthered by the opening of 37 new branches during the year, bringing the total to 193, and a number of marketing initiatives to build brand awareness. Balance sheet and revenue growth accelerated as a result, as did customer recruitment. Overall customer numbers stood at 2.3 million at the end of 2006.

     Net interest income increased by 5 per cent to US$5,653 million, substantially from balance sheet growth throughout the region.

     In the UK, net interest income was driven by growth in savings, deposit and current accounts, with higher balances achieved through targeted sales and marketing efforts. Interest income from credit cards and mortgages also increased.

     A focus on liabilities helped boost new UK savings account volumes markedly in a buoyant yet highly competitive savings market. HSBC’s competitive internet-based products were the key driver of growth. Cash invested in First Direct’s ‘e-savings’ product trebled; balances in HSBC’s ‘Online Saver’ increased sixfold. Overall, average savings balances, excluding money market investments, increased by 28 per cent and net interest income rose by 25 per cent.

     Current account balances in the UK increased by 6 per cent to US$26.0 billion. Within this, the proportion of value-added packaged current accounts attracting fees rose significantly. The number of HSBC’s fee-based accounts more than doubled during 2006. In aggregate, packaged current account balances increased by 25 per cent and represented nearly half of the overall increase in current accounts. Spreads remained broadly in line with 2005.

     Average UK credit card balances rose by 5 per cent, to US$13.7 billion, driven by promotional campaigns and marketing. Growth was strongest in

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Europe> 2006

M&S branded cards, which represented 4 percentage points of the increase, driven by an increased sales focus which included extensive media advertising. This was partly offset by declining balances within the store cards business and the cards business of HFC Bank Ltd (‘HFC’), reflecting HSBC’s more restricted credit appetite. Spreads increased modestly compared with 2005.

     Average UK mortgage balances rose by 11 per cent to US$68.9 billion, primarily in fixed rate mortgages. Growth was achieved through competitive pricing and targeted marketing strategies, including the launch of new fixed, discount and tracker-rate mortgages during the year. A slight narrowing of spreads reflected a change in mix away from variable rate mortgages to fixed rate mortgages, and the competitive positioning referred to above.

     Average unsecured lending balances in the UK declined by 4 per cent, reflecting HSBC’s decision to contain growth through stricter underwriting criteria. Spreads narrowed, following the introduction in 2005 of preferential pricing for lower-risk customers, and a change in mix towards higher-value but lower-yielding loans.

     In France, net interest income fell by 8 per cent. Spreads narrowed as older higher-yielding investments matured, while competitive pricing reduced lending yields, particularly in the residential mortgage market. These pressures on margin were only partially offset by strong balance sheet growth. Marketing campaigns building on the ‘HSBC France’ brand aided strong sales and customer recruitment, most notably in residential property lending and current accounts and also increased future cross-selling opportunities.

     In Turkey, net interest income rose by 14 per cent. Lending grew strongly, substantially funded by deposit growth. Overall, deposit balances rose by over 50 per cent, largely driven by customer recruitment aided by the branch network expansion referred to above. Spreads widened following increases in overnight interest rates and the value of funds rose as a consequence. Marketing initiatives and cross-sales with credit card customers helped more than double average unsecured lending balances. Mortgage lending was also strong, with a 60 per cent increase in balances. Credit card balances rose by 22 per cent, with growth dampened by credit calming measures imposed by government regulation.

     Net fee income increased by 8 per cent to US$2,533 million. In the UK, rising sales of fee-earning packaged current accounts, travel money and investment products drove fee growth. Fees from unsecured lending also rose. These benefits were partly offset by lower creditor protection income, reflecting the steps taken by HSBC to constrain lending growth. Reduced loan sales and smaller average loans (the result of this initiative) led to both lower insurance sales and a reduction in average premiums.

     In France, banking fees rose through higher sales of packaged current accounts. Transactional and overdraft fees and insurance distribution fees also increased, reflecting growth in the customer base. In Turkey, strong growth in lending volumes and, to a lesser extent, credit cards, helped drive fee income growth. Additional sales staff were recruited to reinforce the emphasis on wealth management, and the launch of new pension products also helped boost fees.

     In 2006, MasterCard became publicly listed through an IPO, and the US$37 million gain from financial investments mainly reflected Personal Financial Services’ share of the proceeds of the IPO.

     Responding to changes in work and shopping patterns among its customers and the increasing acceptance of direct channels. HSBC appraised its UK property portfolio during the year, and higher other operating income reflected Personal Financial Services’ share of revenue from branch sale and lease-back transactions. Personal Financial Services’ US$37 million share of income on the sale of HSBC’s stake in The Cyprus Popular Bank was also included within other operating income.

     Lower sales of life and creditor repayment protection, which were driven by the constraints on personal lending growth referred to above, and a change in reinsurance arrangements at the end of 2005, contributed to the decrease in net earned insurance premiums. Lower sales of investment-linked insurance products, together with the effect of market movements on related insurance and investment assets, contributed to the decline in net income from financial instruments designated at fair value. This was largely offset by a corresponding decrease in net insurance claims and movements in policyholders’ liabilities.

     Loan impairment charges and other credit risk provisions of US$1,838 million were 6 per cent higher than in 2005, largely reflecting lending growth in the region.

     In the UK, the 8 per cent rise in loan impairment charges was broadly in line with lending growth. Actions taken on underwriting and collection activities mitigated a continuation of the rising trend

Back to Contents

in personal bankruptcies and IVAs seen since the legislative change in 2004. In 2006, IVAs became the main driver of loan impairment growth across the industry as the availability and marketing of third-party debt reduction services increased.

     Within the UK, loan impairment was most pronounced in consumer finance unsecured portfolios, in which delinquency also rose as the effect of interest rate increases on relatively high levels of indebtedness put pressure on household cash flows. In HSBC’s other portfolios, action undertaken by HSBC during 2005 and early 2006, predominantly tightening underwriting criteria and collections procedures, proved successful in improving credit quality indicators on more recently written debt. In the second half of 2006, HSBC strengthened the measures available to manage insolvencies and impaired debt including, inter alia, the further development of predictive modelling to enhance underwriting decisions.

     In France, credit quality was sound notwithstanding strong growth in customer advances, and the loan impairment charge remained low. In Turkey, overall credit quality was also sound, and delinquency on credit cards improved following enhanced collections efforts and changes in government regulation. This was reflected in a 36 per cent reduction in loan impairment charges.

     Operating expenses increased by 7 per cent. A US$57 million write-down of intangibles was attributed to card portfolios acquired in the UK which were written off in the light of the higher impairment charges being experienced. Excluding this item, the increase was 6 per cent, primarily reflecting investment in upgrading and expanding capacity and infrastructure across the region.

     In the UK, 104 branches were refurbished during 2006. Responding to changing customer preferences and upgrading its customer service, HSBC extended its opening hours in certain branches, necessitating the recruitment of additional counter staff, and increased its IT investment in self-service machines and other direct banking channels, in the process improving cost efficiency.

     In France, there was a 4 per cent rise in operating expenses, driven by the recruitment of additional sales staff, higher marketing expenditure to attract new customers, and the migration to a common IT infrastructure. In Turkey, the opening of 37 new branches and associated growth in numbers of sales staff and infrastructure costs drove a 26 per cent rise in costs. Marketing expenditure also increased in support of the growing consumer lending, insurance and pensions businesses.

     Commercial Banking reported a pre-tax profit of US$2,234 million, an increase of 14 per cent compared with 2005. Adjusting for the sale of the UK fleet management and vehicle finance leasing business, which was sold in the autumn of 2005, profit before tax grew by 17 per cent, driven by growth of 10 per cent in net operating income compared with just 4 per cent in costs. Revenues increased by 9 per cent through balance sheet growth, customer recruitment and improved cross-sales in the UK, and expansion of the middle market, small and micro businesses in Turkey. The 4 per cent growth in operating expenses primarily reflected investment to support business expansion throughout the region. Credit quality was stable.

     In the UK, HSBC invested to expand sales capacity and improve service through recruitment and the opening of commercial centres. To support HSBC’s strategic intention to lead the market in international commercial banking, a dedicated International Banking Centre was created which, as part of a global network, simplified cross-border account opening. HSBC also simplified and launched new foreign currency accounts. Significant progress was made in enhancing the functionality of HSBC’s award-winning internet banking, including the implementation of the UK’s first same-day high-value payments offering and the launch of HSBC’s first commercial direct banking proposition, Business Direct, which attracted over 19,000 small and micro business accounts during the year.

     In France, HSBC increased customer recruitment by approximately one third by concentrating on improving brand awareness among commercial businesses. HSBC became the principal banker for the majority of new customers recruited. In Turkey, the establishment of eight centres, the recruitment of additional relationship management staff and a focus on maintaining high service levels contributed to a 40 per cent increase in the number of active customers as HSBC successfully sustained its efforts to grow its share of middle market, small and micro-business banking.

     Net interest income increased by 8 per cent, largely driven by increases in the UK and Turkey. In France, the benefit of strong balance sheet growth was more than offset by competitive pressure on margins.

     HSBC slowed the rate of growth in lending in the UK during 2006 by refining underwriting criteria and emphasising non-lending related revenue streams and, consequently, average lending balances rose by 8 per cent during the year and spreads remained broadly flat. Increased priority was given

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Europe > 2006

to raising deposits through transactional and savings accounts and, as a result, deposit balances rose by 37 per cent and current account balances by 8 per cent. The benefit of this volume growth was partly offset by spread compression on sterling-denominated accounts as customers were offered more attractive pricing.

     HSBC boosted the recruitment of small and micro business customers in the UK by holding commercial theme weeks and increasing client contact by embedding business specialists in selected branches. These initiatives delivered increases in the number of start-up accounts and the number of customers who switched their business from other banks to HSBC. Higher-value international and foreign currency accounts rose as a consequence.

     Net interest income in France was broadly in line with 2005 as the benefit of strong balance sheet growth, driven by the acquisition of new customers and improved levels of customer retention, was offset by narrowing spreads from competitive market pressures and lower earnings from free funds.

     Net interest income in Turkey increased by 41 per cent, driven by a doubling in lending balances. HSBC extended its geographic coverage through expansion of the branch network, including the launch of eight new centres dedicated to smaller commercial customers, and these boosted customer recruitment. The introduction of pre-approved credit limits for existing customers also contributed to lending growth, and the focus on attracting liability products helped more than double deposit balances.

     Net fee income increased by 4 per cent to US$1,707 million. Current account and money transmission fees rose as a result of customer recruitment and higher transaction volumes in most countries. In the UK, client workshops and other promotional activities were deployed to support increased sales of treasury products, boosting treasury revenue as foreign exchange volumes grew. In France a 2 per cent increase in income was largely in transactional current account fees, reflecting growth in the customer base.

     Other operating income was 41 per cent lower than in 2005 and reflected lower asset finance revenues following the sale of the UK fleet management business referred to above. This was partly offset by the inclusion of Commercial Banking’s share of the gain on the sale of HSBC’s stake in The Cyprus Popular Bank (US$38 million), and the income from UK branch sale and lease-back transactions.

     Credit quality in Commercial Banking was stable in most countries. In the UK, loan impairment charges and other credit risk provisions fell by 16 per cent, largely due to the non-recurrence of an individual loan impairment allowance against a single customer in 2005. Excluding this, there was a modest decline in UK impairment charges, as the effect of lending growth was more than offset by improved credit quality, particularly in relation to HSBC’s larger exposures. In France, loan impairment charges, while remaining low, returned to a more normal level after relatively high recoveries in 2005. In Turkey, higher loan impairment charges reflected growth in lending.

     Operating expenses decreased by 1 per cent. Excluding the sale of the UK fleet management activities referred to above, costs were 4 per cent higher than in 2005, reflecting investment to drive business growth throughout the region. As a result of revenues growing significantly faster than costs, there was a 3.1 percentage point improvement in the cost efficiency ratio. In the UK, increased costs reflected the recruitment of additional sales staff and higher IT expenditure. Costs in France fell by 2 per cent compared with 2005 as savings from cost control offset increases from the recruitment of additional sales staff and expenses associated with the migration to common IT platforms. In Turkey, recruitment and marketing costs incurred in support of the growing small and micro businesses drove a 38 per cent rise in expenses.

     Corporate, Investment Banking and Markets reported a pre-tax profit of US$2,304 million, an increase of 5 per cent, compared with 2005. A reduction in recoveries of loan impairment charges and lower private equity gains masked strong growth in core operating activities. Global Markets’ revenues were 36 per cent higher than in 2005 as robust performances in the global capital markets and securities services businesses were complemented by strong trading gains. The cost efficiency ratio improved modestly compared with 2005.

     Total operating income was US$6,560 million, 17 per cent higher than in 2005. This was despite the fact that in the UK, France and Turkey, balance sheet management revenues continued to fall, resulting in an overall decline of 56 per cent. This shortfall was partly offset by higher net interest income in HSBC Securities Services as customer volumes grew in higher-value products such as securities lending and foreign exchange. The lending business delivered a 13 per cent increase in corporate balances and corporate spreads remained broadly in line with 2005.

Back to Contents

     Net interest income in the payments and cash management business rose as deposit balances increased by 18 per cent. Surplus liquidity in the market fed higher business volumes. Increased transaction volumes resulting from new client acquisitions and recent expansion initiatives also contributed to higher revenues.

     Net fee income rose by 23 per cent, reflecting a 63 per cent fee increase in the global capital markets business and fees more than doubling in the securities services business. The financing and advisory businesses benefited from a higher number of deals mandated and a broader product range. Assets under custody grew by 22 per cent with notable increases in alternative fund assets, particularly from Ireland and Luxembourg.

     In Group Investment Businesses, revenues increased significantly, boosted by a 4 per cent increase in funds under management and higher performance fees allied to revenues from disposals of property and structured finance fund investments.

     Trading income increased with positive revenue trends in the key product areas where HSBC has invested, notably Credit and Rates, foreign exchange and structured derivatives. Revenues increased substantially, particularly in the area of interest rate derivatives, which benefited from opportunities created by a relatively volatile market. Additional gains were reported in emerging market bonds due to higher volumes, as investors adjusted their risk appetite and responded to a general improvement in market sentiment towards developing economies. Higher foreign exchange revenue was driven by greater customer volumes and increased trading opportunities offered by a combination of US dollar volatility and more uncertain economic conditions in emerging markets. Structured derivatives income increased by 88 per cent as HSBC leveraged its investment in this business to meet the needs of its institutional clients.

     Gains from sales of financial investments, at US$413 million, were in line with 2005. Notable among the investments realised in the year were the sales of specialist property and structured finance fund investments by Group Investment Businesses.

     Other income declined by 26 per cent as one-off gains from restructuring and syndication of assets in Global Investment Banking were not repeated.

     The overall credit environment remained favourable with market liquidity supporting debt reconstruction as credit spreads tightened. As a result, HSBC achieved net recoveries for the third year in succession, albeit at a lower level than in

2005, when HSBC benefited from a release of collective impairment allowances in the second half.

     Operating expenses were 14 per cent higher at US$4,224 million, largely supporting volume growth in various businesses and performance-related compensation in Global Markets, where revenues increased by 36 per cent. Costs in 2006 also reflected the full-year effect of the investment made throughout 2005 as well as ongoing investment in product development, particularly in structured derivatives and Credit and Rates. In Group Investment Businesses, a robust performance resulted in higher staff and support costs.

     A rise in operational expenditure was driven by increased volumes as well as new business won in respect of payments and cash management funds administration, securities services and Group Investment Businesses.

     The decline in HSBC’s share of profits in associates and joint ventures reflected a loss arising from an impairment charge on a private equity investment within an associate. This was compounded by the non-recurrence of one-off gains realised in 2005, a significant proportion of which were recognised in the second half of the year.

     Private Banking delivered a record pre-tax profit of US$805 million in Europe, an increase of 48 per cent compared with 2005. The cost efficiency ratio improved by 6.7 percentage points to 55.7 per cent. There was a US$108 million gain on the partial sale of an investment in the Hermitage Fund and, excluding this, pre-tax profit increased by 28 per cent. This result was achieved through growth in client assets, increased lending and transaction volumes and distribution of a broader and more sophisticated product range. Growth in intra-Group referrals with other customer groups was encouraging and also contributed to increased revenues.

     Net interest income was 23 per cent higher at US$675 million, driven by balance sheet growth, primarily in the UK and Switzerland. Lending balances were 24 per cent higher and were funded by increased deposits. In the UK, the 31 per cent expansion of the lending book resulted primarily from growth in mortgage balances driven by a market which remained buoyant at the upper end. In Switzerland, an 18 per cent rise in lending largely reflected client appetite for leverage to facilitate equity and alternative investment opportunities.

     Fee income increased by 19 per cent to US$869 million. This growth resulted from increased funds under management and a favourable

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Europe > 2006

mix change towards higher fee-generating discretionary and advisory managed funds, including the continued success of the SIS and CIS products and the launch of the ‘Actively Managed Portfolio’ product. A significant performance fee came from the Hermitage Fund, a public equity fund dedicated to Russia, which was US$23 million greater than in 2005. The expansion of HSBC’s residential property advisory business, which opened new offices in the UK and France, also contributed to fee income growth.

     Gains from financial investments in both 2005 and 2006 arose mainly from the sale of debt and investment holdings. Gains in 2006 included US$108 million from the partial disposal of HSBC’s investment in the Hermitage Fund.

     Excluding gains from financial investments, trading and other operating income was marginally lower than in 2005.

     Client assets, including deposits, rose by 18 per cent to US$218 billion. Net new money was US$19 billion, with the largest inflows arising in Switzerland and the UK. In Switzerland, improved brand awareness, successful product placement and cross-referrals with other customer groups, all contributed to significant net new money of US$11 billion. In the UK, net new money of US$3 billion was garnered from referrals from Commercial Banking and the retail network, new regional offices and continued growth in the underlying business. Net new money in Monaco and Germany exceeded US$1 billion and US$2 billion, respectively, also contributing to the growth in client assets. The value of clients’ investments in HSBC’s discretionary managed suite of SIS and CIS products grew very strongly, reaching US$1.7 billion. Operating expenses were 13 per cent higher than in 2005 due to higher performance-related remuneration, recruitment of client-facing professionals across the region to support the growth of the business, and continued investment in the recently opened UK regional offices. The combination of HSBC’s principal trust businesses in Switzerland also added to costs in 2006 but is expected to bring efficiency gains in subsequent years. Overall increased expenses were more than offset by greater revenue generation which contributed to the 6.7 per cent improvement in the cost efficiency ratio.

     In Other, increases in US interest rates led to higher earnings on capital, which were partly offset by increased subordinated debt-servicing costs.

     Movements in the fair value of own debt and associated hedges were US$33 million, compared with an adverse movement of US$15 million in 2005, principally from movements in HSBC’s own credit spread. The fair value of own debt incorporates an element attributable to the credit spread on HSBC’s debt instruments. As HSBC’s credit spreads narrow, accounting losses are reported, and the reverse is true in the event of spreads widening. These valuation adjustments do not alter the cash flows envisaged as part of the documented interest rate management strategy.

     Operating expenses decreased by 5 per cent, driven by the non-recurrence of litigation expenses in France.

Year ended 31 December 2005 compared with year ended 31 December 2004

Economic briefing

Growth in the UK economy remained subdued during 2005 at 1.9 per cent, the lowest rate since 1992. Consumer spending and housing activity slowed sharply during the first nine months of the year, staging a minor recovery in the final quarter. Doubts remained over the strength of consumer spending, given the rise in unemployment in ten consecutive months and reduced confidence in the housing market. The boost to the economy from government spending in recent years was also not expected to be as significant. The recovery in exports was maintained, helped in large part by the strength of the global economy, though the industrial sector continued to struggle. Industrial output contracted in 2005 for the fourth time in the past five years. Companies remained reluctant to invest despite a general profit recovery, stronger balance sheets and an impressive equity market performance. Although commodity prices rose sharply, inflation remained well contained at around 2 per cent and wage growth eased. In response to weaker economic activity, the Bank of England cut interest rates in August to 4.5 per cent.

     The eurozone experienced lacklustre economic growth in 2005 of 1.4 per cent, although momentum accelerated during the course of the year. With consumer spending growth remaining subdued, the strongest areas were exports and fixed investment. There was, as usual, considerable divergence between countries: Italy and Portugal saw hardly any economic growth while Spain, Greece and Ireland grew by over 3 per cent. Growth in France slowed from 2.1 per cent in 2004 to 1.4 per cent in 2005 but both investment and consumer spending revived a little in the second half of the year. Weak domestic

Back to Contents

demand continued to constrain German GDP growth, which slowed from 1.1 per cent in 2004 to 0.9 per cent in 2005, despite a strong increase in exports, particularly capital goods. Eurozone inflation averaged a little over 2 per cent in 2005, with higher energy prices boosting inflation by around 0.5 per cent. The European Central Bank raised interest rates from 2.0 per cent to 2.25 per cent in early December, the first increase for almost five years.

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

Review of business performance

European operations reported a pre-tax profit of US$6,356 million compared with US$5,756 million in 2004, an increase of 10 per cent. IFRSs changes to the treatment of preference share dividends led to a US$275 million reduction in pre-tax profits. On an underlying basis, pre-tax profits grew by 25 per cent and represented around 30 per cent of HSBC’s equivalent total profits. In the UK, strong revenue growth in Personal Financial Services and good cost discipline were partially tempered by a weaker credit experience. A quadrupling of pre-tax profits in Turkey reflected the strong growth in customer acquisition and retention achieved in the country. In Commercial Banking, HSBC’s strong service proposition attracted a 5 per cent growth in customers with consequent growth in deposits, receivables and service revenues. Corporate, Investment Banking and Markets delivered strong revenue growth in Europe, notably in client-related trading activities, Global Transaction Banking and securities services. In aggregate, European Corporate, Investment Banking and Markets’ revenues grew by 15 per cent against a 9 per cent increase in operating expenses.

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

     Continued emphasis was placed on streamlining the business to improve productivity, and on sales and channel management, particularly in the UK, where one third of sales were made through direct channels in 2005. Attention was also paid to further simplifying HSBC’s product range in the UK, and on integrating the Marks and Spencer (‘M&S’) Money business in its first full year since acquisition. A number of innovative marketing campaigns and promotions during 2005 heightened brand awareness, leading to greater customer consideration of HSBC products. This was evidenced in strong balance growth and market share gains across most major product lines. In Turkey, an emphasis on business expansion and customer acquisition delivered increased card sales and utilisation combined with higher mortgage sales. In France, marketing campaigns in conjunction with the rebranding exercise boosted mortgage lending and sales of insurance and investment products.

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

     Net interest income from UK credit cards increased by 24 per cent, driven by balance growth and the IFRSs impact noted above. Increased card utilisation by existing customers, as well as new customers attracted by competitive pricing, marketing and cross-sales, contributed to an increase of 16 per cent in average balances. HSBC-branded cards increased market share of new cards issued; sales of the John Lewis branded credit card also increased. Income benefited from the roll-off of

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Europe> 2005

balance transfers introduced in the ‘0 per cent’ campaign at the end of 2004, while more sophisticated risk-based pricing enabled customer rates to be differentiated more acutely.

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

     In France, net interest income was broadly in line with 2004. Marketing campaigns in the run-up to the rebranding exercise contributed to a 54 per cent increase in mortgage sales in a buoyant market, and a resultant 18 per cent increase in average balances. Cross-sales of current and special regulated savings accounts were strong, and average deposit balances grew by 4 per cent to US$14.9 billion. The benefit of this balance sheet expansion was largely offset by lower spreads, as competitive pricing reduced yields on lending products, and the maturing of older, higher-yielding investments reduced the funding benefit from deposits.

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

     Under IFRSs, changes in presentation from 1 January 2005, notably for certain contracts previously accounted for as insurance, and with the designation of insurance-related assets at fair value, caused large movements within certain individual income lines. These had a negligible effect on income overall. There was also a US$32 million gain from the fair value measurement of options linked to French home-savings products.

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

     Loan impairment charges as a percentage of period end net customer advances rose from 0.8 per cent to 1.4 per cent.

Back to Contents

     HSBC responded to the weaker UK credit environment by further refining its credit eligibility criteria, and by enhancing its credit scorecards with full positive credit reference data. HSBC became the first UK high street clearing bank to share full customer credit performance data in 2005.

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

     Operating expenses were largely unchanged from 2004. The 7.5 percentage point fall in the cost efficiency ratio, to 58 per cent, was largely driven by productivity improvements in the UK. This reflected the benefits of the cost reduction strategy introduced in 2004. Increased focus on direct channels, and the greater centralisation of support functions enabled by this, reduced the UK cost base in 2005, which also benefited from the non-recurrence of the restructuring costs incurred in implementing this strategy. Costs in 2004 also included amounts for compensation expected to be payable to UK customers for shortfalls on certain mortgage endowment policies and investment products. Operating expenses in 2005 included the initial phase of a UK branch refurbishment programme designed to improve customer experience, which added US$73 million to costs.

     In France, a 2 per cent increase in operating expenses was driven by the recruitment of additional sales staff, as well as the rebranding exercise and associated marketing expenditure. In Turkey, marketing costs increased by 30 per cent and staff costs by 33 per cent, largely in support of the growing credit card business.

     Commercial Banking reported a pre-tax profit of US$1,939 million, an increase of 18 per cent. In highly competitive markets, revenues grew by 6 per cent and profit improvement largely reflected reduced costs, more than offsetting higher loan impairment charges.

     In the UK, improved market segmentation led to a more acute focus on the needs of individual customers and underpinned a 20 per cent increase in pre-tax profits. The establishment in 2004 of Corporate Banking Centres to improve the service offered to MMEs, and Commercial Centres focusing on larger SMEs, together with the recruitment of additional sales staff, contributed to a 6 per cent increase in customers and strong growth in lending. Revenues responded strongly, and costs were lower following a reorganisation in the UK in 2004 to improve efficiency. UK credit quality experienced some weakening in the fourth quarter of 2005, reflecting higher interest rates and the resulting slowdown in consumer spending. However, the quality of HSBC’s commercial lending book remained strong overall with impairment charges continuing to run below historical levels: as in prior periods, loan impairment charges principally reflected allowances against a small number of accounts.

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

     In France, increased marketing activity highlighting HSBC’s international capabilities as

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Europe> 2005

CCF rebranded to HSBC France, together with a programme to align the bank’s 350 largest Commercial Banking customers with the most experienced relationship managers, led to a 10 per cent increase in medium term loan balances. Sight deposit balances grew by 7 per cent, though deposit spreads decreased as maturing funds were placed at lower prevailing interest rates.

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

     HSBC benefited from the recruitment of additional sales staff, development of profitable relationships with brokers and the success of dedicated corporate and commercial centres. Invoice financing fee income increased by 9 per cent, benefiting from an expanded client base, while a tariff review contributed to a 16 per cent increase in treasury income. The recruitment, in both 2004 and 2005, of commercial independent financial advisers, together with the development of existing sales staff, led to a 13 per cent increase in insurance and investment income, with fee income from savings and investment products increasing by a third. Income in the vehicle and equipment leasing businesses decreased by 13 per cent, following an agreement to outsource the operational functions of the UK vehicle finance contract hire business to Lex Vehicle Leasing, which took effect from November 2005. Excluding the transfer, net fee income from leasing increased by 5 per cent.

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

     Total operating income increased by 15 per cent to US$5,510 million. Balance sheet management and money market revenues declined by approximately

Back to Contents

46 per cent reflecting a challenging interest rate environment of higher short-term rates and a flattening yield curve.

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

     Client assets, including deposits, increased by 22 per cent to US$174.7 billion. Net new money of US$23.4 billion reflected notably strong inflows in Switzerland, Germany, Monaco and the UK. In Switzerland, an increased marketing effort and successful product placement aided net new money of US$9.6 billion. In Germany, US$7.6 billion of new money was predominantly due to the success of a new wealth management team. In Monaco, a focus on building the onshore business generated inflows of US$4.1 billion, while in the UK, cross-referrals

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Europe > 2005 / Profit/(loss) before tax

with the wider Group contributed to nearly one quarter of the US$1.6 billion of new money.

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

Back to Contents

Profit/(loss) before tax by customer groups and global businesses

		Year ended 31 December 2006

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination	Total
Europe		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income		5,653	2,923	1,222	675	14	(2,198)	8,289
Net fee income		2,533	1,707	1,673	869	326	–	7,108
Trading income/(expense) excluding net interest income		119	27	2,636	99	(39)	–	2,842
Net interest income/(expense) on trading activities		(6)	15	(523)	2	1	2,198	1,687
Net trading income/(expense)		113	42	2,113	101	(38)	2,198	4,529
Net income from financial instruments designated at fair value		80	27	11	–	26	–	144
Gains less losses from financial investments		37	22	413	149	3	–	624
Dividend income		2	3	171	5	2	–	183
Net earned insurance premiums.		979	110	–	–	209	–	1,298
Other operating income		128	103	957	13	256	(29)	1,428

Total operating income		9,525	4,937	6,560	1,812	798	(29)	23,603
Net insurance claims[1]		(331)	(19)	–	–	(181)	–	(531)

Net operating income before loan impairment charges and other credit risk provisions		9,194	4,918	6,560	1,812	617	(29)	23,072
Loan impairment (charges)/ recoveries and other creditrisk provisions		(1,838)	(386)	64	2	3	–	(2,155)

Net operating income		7,356	4,532	6,624	1,814	620	(29)	20,917
Total operating expenses		(5,447)	(2,298)	(4,224)	(1,010)	(921)	29	(13,871)

Operating profit/(loss)		1,909	2,234	2,400	804	(301)	–	7,046
Share of profit/(loss) in associates and joint ventures		–	–	(96)	1	23	–	(72)

Profit/(loss) before tax		1,909	2,234	2,304	805	(278)	–	6,974

		%	%	%	%	%		%
Share of HSBC’s profit before tax		8.6	10.1	10.4	3.6	(1.2)		31.5
Cost efficiency ratio		59.2	46.7	64.4	55.7	149.3		60.1

		US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)		147,507	81,430	140,277	23,283	2		392,499
Total assets		174,865	98,073	502,340	49,440	3,983		828,701
Customer accounts		152,411	80,312	139,416	47,223	3		419,365
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
–	loans and advances to banks (net)			63,788
–	trading assets, financial instruments designated at fair value, and financial investments			219,304
–	deposits by banks			65,963

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Europe > Profit/(loss) before tax

Profit/(loss) before tax by customer groups and global businesses (continued)

		Year ended 31 December 2005

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination	Total
Europe		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income		5,309	2,659	827	548	95	(1,217)	8,221
Net fee income		2,314	1,621	1,339	730	295	–	6,299
Trading income/(expense) excluding net interest income		81	16	1,493	93	(23)	–	1,660
Net interest income/(expense) on trading activities		3	2	159	–	(5)	1,217	1,376
Net trading income/(expense)		84	18	1,652	93	(28)	1,217	3,036
Net income/(expense) from financial instruments designated at fair value		305	71	17	–	(31)	–	362
Gains less losses from financial investments		(4)	4	396	27	16	–	439
Dividend income		2	7	27	9	18	–	63
Net earned insurance premiums .		1,220	115	–	–	264	–	1,599
Other operating income		42	178	1,252	18	329	(216)	1,603

Total operating income		9,272	4,673	5,510	1,425	958	(216)	21,622
Net insurance claims[1]		(577)	(62)	–	–	(179)	–	(818)
Net operating income before loan impairment charges and other credit risk provisions		8,695	4,611	5,510	1,425	779	(216)	20,804
Loan impairment (charges)/ recoveries and other credit risk provisions		(1,711)	(378)	155	5	–	–	(1,929)

Net operating income		6,984	4,233	5,665	1,430	779	(216)	18,875
Total operating expenses		(5,058)	(2,301)	(3,647)	(891)	(958)	216	(12,639)

Operating profit/(loss)		1,926	1,932	2,018	539	(179)	–	6,236
Share of profit in associates and joint ventures		6	7	96	–	11	–	120

Profit/(loss) before tax		1,932	1,939	2,114	539	(168)	–	6,356

		%	%	%	%	%		%
Share of HSBC’s profit before tax		9.2	9.2	10.1	2.6	(0.8)		30.3
Cost efficiency ratio		58.2	49.9	66.2	62.5	122.9		60.8

		US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)		120,302	66,965	107,899	17,368	3		312,537
Total assets		143,095	80,864	367,893	40,971	3,880		636,703
Customer accounts		122,118	61,789	109,086	41,206	1		334,200
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
–	loans and advances to banks (net)			34,218
–	trading assets, financial instruments designated at fair value, and financial investments			168,062
–	deposits by banks			45,075

Back to Contents

		Year ended 31 December 2004

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination	Total
Europe		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income		4,644	2,305	1,403	421	325	–	9,098
Net fee income		2,110	1,593	1,261	658	358	–	5,980
Trading income		–	116	735	104	42	–	997
Net investment income/ (expense) on assets backing policyholders’ liabilities		445	127	–	–	(1)	–	571
Gains less losses from financial investments		–	1	122	33	(2)	–	154
Dividend income/(expense)		–	36	526	5	(9)	–	558
Net earned insurance premiums .		1,254	409	12	–	200	–	1,875
Other operating income		26	285	770	19	255	(180)	1,175

Total operating income		8,479	4,872	4,829	1,240	1,168	(180)	20,408
Net insurance claims[1]		(1,026)	(487)	–	–	(115)	–	(1,628)

Net operating income before loan impairment charges and other credit risk provisions		7,453	4,385	4,829	1,240	1,053	(180)	18,780
Loan impairment (charges)/ recoveries and other credit risk provisions		(939)	(306)	207	4	1	–	(1,033)

Net operating income		6,514	4,079	5,036	1,244	1,054	(180)	17,747
Total operating expenses		(4,898)	(2,422)	(3,380)	(806)	(702)	180	(12,028)

Operating profit		1,616	1,657	1,656	438	352	–	5,719
Share of profit in associates and joint ventures		5	6	12	–	14	–	37

Profit before tax		1,621	1,663	1,668	438	366	–	5,756

		%	%	%	%	%		%
Share of HSBC’s profit before tax		8.6	8.8	8.8	2.3	1.9		30.4
Cost efficiency ratio		65.7	55.2	70.0	65.0	66.7		64.0

		US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)		118,796	67,458	75,628	15,676	2		277,560
Total assets		143,515	83,289	273,906	40,140	4,707		545,557
Customer accounts		121,599	57,798	78,031	35,140	–		292,568
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
–	loans and advances to banks (net)			47,802
–	trading assets, financial instruments designated at fair value, and financial investments			116,492
–	deposits by banks			53,646

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Hong Kong > 2006

Hong Kong

Profit/(loss) before tax by customer groups and global businesses

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Personal Financial Services	2,880	2,628	2,063
Commercial Banking	1,321	955	904
Corporate, Investment Banking and Markets	955	922	1,603
Private Banking	201	190	131
Other	(175)	(178)	129

	5,182	4,517	4,830

Profit before tax

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Net interest income	4,685	4,064	3,638
Net fee income	2,056	1,674	1,703
Trading income	617	546	659
Net income/(expense) from financial instruments designated at fair value	260	(6)	–
Net investment income on assets backing policyholders’ liabilities	–	–	314
Gains less losses from financial investments	162	108	175
Dividend income	61	41	27
Net earned insurance premiums	2,628	2,334	2,247
Other operating income	834	805	536

Total operating income	11,303	9,566	9,299
Net insurance claims incurred and movement in policyholders’ liabilities	(2,699)	(2,059)	(2,154)

Net operating income before loan impairment charges and other credit risk provisions	8,604	7,507	7,145
Loan impairment (charges)/recoveries and other credit risk provisions	(172)	(146)	220

Net operating income	8,432	7,361	7,365
Total operating expenses	(3,269)	(2,867)	(2,558)

Operating profit	5,163	4,494	4,807
Share of profit in associates and joint ventures	19	23	23

Profit before tax	5,182	4,517	4,830

	%	%	%
Share of HSBC’s profit before tax	23.5	21.5	25.5
Cost efficiency ratio	38.0	38.2	35.8
Year-end staff numbers (full-time equivalent)	27,586	25,931	25,552

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	84,282	83,208	78,824
Loans and advances to banks (net)	50,359	42,751	45,710
Trading assets, financial instruments designated at fair value, and financial investments	103,734	81,631	75,721
Total assets	272,428	235,376	225,336
Deposits by banks	4,799	4,708	4,325
Customer accounts	196,691	173,726	178,033

1	Third party only.

Back to Contents

Year ended 31 December 2006 compared with year ended 31 December 2005

Economic briefing

Hong Kong experienced sustained economic expansion in the second half of 2006 with growth, particularly in exports, regaining momentum following a mild slowdown in the second quarter. Domestic demand underpinned the economy throughout 2006 despite volatility in the stock market, which suffered a correction in the second quarter but recovered strongly in the second half of the year. Falling unemployment, improved household incomes and positive longer-term economic prospects were the key elements supporting domestic consumption. Hong Kong’s unemployment rate fell to a six-year low of 4.4 per cent towards the end of 2006, and the labour market began to tighten in certain sectors, with wage pressure increasingly evident. Despite this, inflation remained low, averaging 2 per cent in 2006. Investment growth surged in the second half of the year as the local interest rate cycle peaked. The residential property market divided, with prices of luxury property exceeding levels last seen in the boom in 1997 while, elsewhere in the sector, activity and prices remained flat. At the same time, investment in the construction sector was weak in the absence of large-scale infrastructure projects and general uncertainty. Externally, trade performance improved in the second half of 2006 following difficulties in the first half of the year due to volatile external demand from western markets.

Review of business performance

HSBC’s operations in Hong Kong reported a pre-tax profit of US$5,182 million compared with US$4,517 million in 2005, an increase of 15 per cent. On an underlying basis, pre-tax profit also grew by 15 per cent. Underlying net operating income increased by 14 per cent, driven by widening deposit spreads in Personal Financial Services and Commercial Banking and strong net fee income growth in all customer groups. In Corporate, Investment Banking and Markets, an increase in trading income offset the negative impact of lower balance sheet management income. Underlying operating expenses rose by 14 per cent.

     The following commentary is on an underlying basis.

     Personal Financial Services pre-tax profits increased by 9 per cent to US$2,880 million. Net operating income before impairment charges grew by 13 per cent, driven by higher income from savings and current accounts and increased fee income. Marketing activities were successful, helping HSBC enlarge its share of the credit card and mortgage markets and attract higher deposit balances. As a result, customer numbers increased by over 100,000. The cost efficiency ratio improved by 1.1 percentage points as cost growth of 9 per cent was restricted to less than the increase in net revenue. Credit quality remained favourable and loan impairment charges were low, although higher than in 2005 when a modest recovery was recorded.

     Net interest income of US$2,882 million was 10 per cent higher than in 2005, principally as a result of deposit growth and wider liability spreads. Average savings balances increased by 7 per cent to US$119 billion, reflecting the success of promotional campaigns and HSBC’s competitive pricing strategy, and supported by increased demand for deposit products in the rising interest rate environment. Effective deposit pricing amid rising interest rates led to wider deposit spreads.

     HSBC increased its share of new mortgage business to 33 per cent, the highest of any lender, benefiting from the launch of a simplified, transparent pricing structure in the first half of 2006 which was supported by extensive media coverage. The relaunch of a number of key products and the introduction of a two-month interest free offer in the fourth quarter of 2006 also contributed to the increase in market share. Excluding the reduction in balances under the Government Home Ownership Scheme (‘GHOS’), HSBC’s mortgage portfolio grew by 7 per cent to US$23 billion.

     Average cardholder balances increased by 16 per cent to US$3.5 billion and HSBC issued over 1 million new cards during 2006, which led to a 17 per cent rise in cards in issue to a record 4.6 million. The launch of a mass card acquisition programme comprising increased promotional activity, direct marketing and the use of incentives to increase cardholder spending contributed directly to this rise. As a result, HSBC’s share of the Hong Kong credit card market increased to 46 per cent of card receivable balances.

     Net fee income increased by 32 per cent to US$977 million. Buoyant regional and global stock markets led to increased demand for equity-based products among local investors and HSBC responded by launching 69 new investment funds, including a number of innovative fund products, designed to meet investors’ changing demands in a rising interest rate environment. These launches were supported by greater marketing activity, improved pricing transparency and the development of new customer retention activities. As a result,

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Hong Kong > 2006

sales of unit trusts rose by 61 per cent and fee income from the sale of investment products, and custody and broking activities increased by 39 per cent.

     The increase in cards in issue led to a 24 per cent rise in credit card fees. Expansion of the current account base, partly due to higher sales of packaged products, led to increased remittance and account servicing fees. HSBC focused on attracting additional funds from existing Premier customers during 2006 and deposits managed on their behalf increased by 29 per cent, reflecting the success of marketing campaigns and enhanced customer benefits.

     Insurance fee income increased by 21 per cent and insurance premiums rose by 13 per cent. The development of HSBC’s retirement planning proposition was reflected in the launch of new savings, protection and medical insurance products, supported by increased promotional and marketing activity and the successful development of internet and telephone distribution channels. As a result, sales of life and non-life insurance products rose.

     Gains less losses from financial investments increased to US$14 million, reflecting proceeds from the MasterCard Incorporated IPO. In July 2006, HSBC transferred most of its Asian card acquiring business into a joint venture with Global Payments Inc. HSBC retained a 44 per cent stake in the new venture and recognised an overall gain on transfer of US$55 million, of which US$12 million was allocated to the Hong Kong Personal Financial Services business and reported in ‘Other operating income’.

     Following a net release in 2005, loan impairment charges of US$119 million reflected asset growth and lower releases and recoveries. In 2005, rising property prices led to the release of impairment allowances against HSBC’s mortgage lending portfolio and against restructured lending facilities, neither of which were repeated in 2006.

     Increased staff numbers, additional marketing activity and higher IT expenditure led to a 9 per cent rise in operating expenses. Staff recruited to support extended opening hours, together with higher performance-related remuneration and annual pay rises, led to increased employment costs. These were mitigated by a reduction in branch back-office staff numbers as customers utilised lower-cost distribution channels for an increasing proportion of their banking business. Rising Hong Kong commercial property rental yields in 2006 coincided with the expansion of certain branches with high growth potential and resulted in higher premises costs. Marketing costs rose in support of promotional activity related to credit cards, insurance and wealth management products. Similarly, IT expenditure rose as improved portfolio management systems and enhanced channel capabilities were delivered in order to drive revenue growth.

     In Commercial Banking, pre-tax profits increased significantly by 38 per cent to US$1,321 million. Net operating income grew by 32 per cent, driven by higher deposit balances and fee income, increased liability spreads and lower loan impairment charges. Cost growth was comfortably within the growth in revenues, and the cost efficiency ratio improved by 1.1 percentage points to 26.1 per cent.

     During 2006, HSBC launched a number of initiatives designed to further its position in the small business banking market, including customer service enhancements, improvements to account opening procedures and targeted promotional activity. As a result, Commercial Banking customer numbers increased (by 13,000 to 377,000), as did the number of products sold per customer. Investments to enhance the attractiveness of HSBC’s distribution channels improved customer service, facilitated customer acquisition and encouraged the migration of routine transactions to automated channels.

     Net interest income rose by 23 per cent to US$1,344 million. Deposit and current account balances increased by 10 per cent, partly due to the deployment of a team dedicated to attracting deposits from small businesses, and other service enhancements. BusinessVantage, HSBC’s market leading integrated account for business, reinforced its leadership position through increased promotional activity, including a new referral programme. HSBC opened over 25,000 new BusinessVantage accounts in 2006, 21 per cent more than in 2005. Interest rate rises led to a 30 basis point widening of deposit and current account spreads and contributed to increased demand for savings products.

     Non-trade lending balances increased by 16 per cent to US$16.8 billion. The continued strength of the Hong Kong economy and, most importantly, its proximity to the strongly growing mainland Chinese market, led to increased business activity among mid-market clients, resulting in higher demand for credit. Lending to the property and retail sectors was particularly strong, while manufacturers with operations in mainland China raised borrowings to fund further expansion and take advantage of both the growing Chinese domestic market and the strong export climate. HSBC’s regional alignment programme, which is designed to identify and

Back to Contents

capitalise on cross-border financing opportunities between Hong Kong, mainland China, Taiwan and Vietnam was instrumental in contributing to the growth in mid-market lending balances.

     Growth in small business lending was facilitated through a streamlined lending process and the adoption of a new credit scorecard. As a result, the number of small business customers borrowing from HSBC increased by 12 per cent and small business lending balances rose by 9 per cent. Increased competition led to a 12 basis point narrowing of asset spreads.

     Net fee income of US$454 million was 13 per cent higher than in 2005. Cash management and remittance fees increased by 18 per cent, driven by growth in the number of current account customers, enhancements to the product range and increased cross-border remittances. Robust local equity markets prompted the launch of 88 new investment products amid resurgent demand. Sales of unit trusts were consequently 15 per cent higher, while derivative and structured product sales rose by 83 per cent.

     The establishment of a new Commercial Banking insurance business in October 2005 contributed to life insurance policy sales more than doubling and an 18 per cent rise in non-life policies in force. As a result, insurance fee income more than doubled and premium income increased by 23 per cent.

     Effective promotion contributed to a 31 per cent rise in receivables finance fee income, while increased hedging activity and a rise in the value of multi-currency transactions by Commercial Banking customers contributed to a 57 per cent increase in treasury income.

     The transfer of the majority of HSBC’s card acquiring business into a joint venture with Global Payments Inc. realised a gain of US$13 million for Commercial Banking, reported in ‘Other operating income’. Fee income in HSBC’s remaining card acquiring business not included in the transfer rose by 43 per cent, reflecting an increase in the number of merchant customers and higher transaction values.

     Loan impairment charges decreased by 59 per cent, principally due to the non-recurrence of significant charges against a single client in 2005. Credit quality remained strong and non-performing loans as a proportion of lending balances fell by 22 basis points to 62 basis points, reflecting prudent lending policies and risk mitigation procedures.

     Operating expenses increased by 17 per cent to US$491 million to support the strong revenue opportunities evident in the market. The recruitment of additional sales and support staff and the development of the Commercial Banking insurance business contributed to higher staff numbers which, together with the effect of pay rises, resulted in higher staff costs. Marketing costs rose as HSBC stepped up its advertising and promotional activity, including the launch of the global Commercial Banking campaign to build market share. Cost efficiency was improved by the continuing migration of sales and transaction activity to lower-cost direct channels.

     Corporate, Investment Banking and Markets reported a pre-tax profit of US$955 million, an increase of 3 per cent compared with 2005. Global Markets performance remained robust, with encouraging revenue growth in areas in which HSBC has invested, complemented by strong income growth in the securities services business. The cost efficiency ratio increased slightly, primarily due to the first full year effect of various growth initiatives taken in 2005.

     Total operating income of US$1,849 million was 7 per cent higher. Although balance sheet management reported an overall decline, revenues recovered modestly in the second half of 2006 as lower yielding positions matured. In Global Banking, net interest income from payments and cash management activity rose sharply as a 6 per cent increase in deposits was complemented by wider spreads. Revenues benefited from improved customer flows following the launch of services offered through HSBCnet in the latter part of 2005. Income from lending activities decreased as the benefit of higher lending balances was more than offset by the effect of spread compression resulting from an abundance of credit in a highly competitive market.

     Net fee income rose by 24 per cent. HSBC Securities Services reported a 28 per cent increase in fees as buoyant stock markets drove higher customer activity. Debt underwriting volumes increased as tightening credit spreads encouraged issuers to lock in to the favourable credit environment by extending the term of finance or by raising new debt in local markets. By contrast, equity underwriting fees declined.

     Group Investment Businesses used HSBC’s extensive distribution network to take advantage of the global trend of strong investment flows to emerging markets. Higher fees reflected strong performance fees from HSBC’s emerging market funds. Client funds under management grew by 23 per cent to US$35 billion, as HSBC launched new

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Hong Kong > 2006/2005

funds to capture increased demand for equity-based investments. Fees from the asset and structured finance business also rose.

     Net trading income increased by 18 per cent. HSBC retained its leadership position in foreign exchange, with revenues strengthening as trading activity increased in response to volatility in the value of the US dollar and economic conditions in certain local markets. Investments in equity sales and trading operations in previous years led to higher revenues. HSBC also benefited from internal synergies linking product structuring and hedging capabilities with distribution scale, as foreign exchange option-linked deposits and other instruments were offered to retail and corporate customers.

     Private Equity investments also performed strongly. However, Credit and Rates were adversely affected by lower volumes due to unfavourable market conditions in a rising interest rate environment.

     The overall credit environment remained stable with a net recovery of US$27 million.

     Operating expenses increased by 12 per cent to US$911 million, primarily due to the first full year effect of initiatives implemented in the second half of 2005 which extended the product range in Global Markets and strengthened the regional investment banking platform in Hong Kong.

     Additional cost increase reflected a rise in performance-related remuneration coupled with higher operational costs in line with increased volumes, particularly in payments and cash management and securities services businesses.

     Private Banking contributed a pre-tax profit of US$201 million, an increase of 5 per cent compared with 2005. Growth in client assets and rising sales of higher fee-generating discretionary managed products were partially offset by the adverse effect of a flattening yield curve on income from the investment of surplus liquidity. Demand for experienced private banking staff in Hong Kong was fierce as competitors built up their locally-based operations and, despite strong revenue growth, the resultant increase in staff costs led to a 5.2 percentage points deterioration in the cost efficiency ratio to 49.5 per cent.

     Net interest income was US$76 million, in line with 2005. Steady growth in deposit balances was offset by competitive pressure on deposit rates and by a challenging interest rate environment for treasury management activities. Loans and advances to customers at 31 December 2006 were marginally lower than at the same point in 2005 as higher interest rates reduced clients’ appetite for credit.

     There was excellent growth in fee income, which increased to US$123 million, a rise of 31 per cent. Growth in funds under management and success in increasing the proportion of clients’ assets invested in higher fee-earning discretionary managed assets contributed towards increased fee revenue. Fee income growth also benefited from increased client holdings of funds and alternative investments. Trading and other revenues were 18 per cent higher at US$199 million, driven largely by sales of bonds and structured products.

     Client assets increased by 27 per cent to US$51 billion, with net new money inflows of US$8 billion. This growth was assisted by better marketing and successful product placement, including a broadening of the discretionary managed product range. Sales of HSBC’s discretionary managed SIS and CIS products, in which the value of investments by clients reached US$1.4 billion, continued to be a key driver of this asset class. Continued investment in relationship management, improved stock market performance and growing cross-referrals from within the Group, primarily the retail and commercial networks, also added to the growth.

     Operating expenses were 31 per cent higher than in 2005, primarily due to increased staff costs driven by recruitment and the retention of front office staff in a competitive market, where demand for experienced private bankers was high. Performance-related remuneration rose, reflecting strong revenue growth and a 19 per cent increase in customer relationship staff. Increased marketing expenditure and technology costs were incurred in support of growing the business.

     The sale of part of HSBC’s interest in UTI Bank Limited resulted in gains of US$101 million, recognised in Other. The disposal of Hang Seng’s head office building realised a gain of US$100 million and the resulting reduction in HSBC’s investment property portfolio, together with slower growth in the Hong Kong property market, led to lower property revaluation gains.

     Increased US interest rates led to higher costs of servicing US dollar denominated floating rate subordinated debt, partly offset by higher earnings on centrally held funds. In 2006, HSBC benefited from higher dividend income from strategic investments. Hong Kong head office and central IT costs rose, reflecting increased activity in support of HSBC’s growing Asian businesses, offset by higher recoveries from other customer groups.

Back to Contents

Year ended 31 December 2005 compared with year ended 31 December 2004

Economic briefing

Hong Kong’s economy grew by 7.3 per cent in 2005, down from the growth of 8.6 per cent achieved in 2004. Robust domestic demand provided strong support, particularly in the second half of the year, and external trade maintained its rapid rate of growth. Despite a substantial rise of more than 3 per cent in local interest rates in 2005, domestic demand continued to expand, reflecting a sustained improvement in business and consumer confidence. Increased consumer spending, spurred by greater job security as unemployment fell and improving household incomes, became a key driver of growth in the latter part of the year. The rise in domestic spending more than offset the slower growth in tourists’ spending which occurred in 2005, particularly among mainland visitors, and consumer optimism remained unaffected by a cooling in the property market induced by the higher interest rate environment. Hong Kong’s strong export performance also propelled growth, benefiting from sustained external demand and foreign importers building up inventories as trade talks continued on textile quotas between mainland China and its major trading partners. Domestic exports also picked up, reflecting increased local production. In 2005, inflation rose to 1.1 per cent, mainly driven by increased demand for property rentals.

Review of business performance

HSBC’s operations in Hong Kong reported a pre-tax profit of US$4,517 million, compared with US$4,830 million in 2004. IFRSs changes to the treatment of preference share dividends led to a US$387 million decrease in pre-tax profits.Excluding this, profits increased by 2 per cent. Subdued profit growth was largely attributable to a turnaround in loan impairment charges, as 2004 benefited from non-recurring releases from general provisions, and a fall in balance sheet management revenues. Pre-tax profits in Hong Kong represented around 22 per cent of HSBC’s total profit at this level. In Corporate, Investment Banking and Markets, balance sheet management revenues were negatively affected by the influence of short-term interest rate rises and a flattening yield curve. Expense growth in Corporate, Investment Banking and Markets reflected the first full-year effect of the investment made to support business expansion. Pre-tax profits of Personal Financial Services and Commercial Banking grew by 27 per cent and 6 per cent respectively, benefiting from a sharp rise in deposit spreads as short-term interest rates increased in a benign credit environment.

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

     The mortgage market remained highly competitive during 2005. During the first half of the year, HSBC did not aggressively compete on price but maintained a selective approach to mortgage approvals, mainly by offering competitive rates to the existing customer base. Yields gradually improved during the year, as HSBC repriced upwards following a series of interest rate increases. Spreads declined compared with 2004 as improvements in yields were more than offset by higher funding costs following rising interest rates. Average mortgage balances, excluding the reduction in balances under the suspended Hong Kong GHOS grew by 1 per cent, despite the highly competitive environment.

     Average credit card balances grew by 10 per cent, and HSBC’s market share of card balances also increased by 550 basis points led by targeted promotional campaigns and rewards programmes. These volume benefits were more than offset by lower spreads, mainly due to higher funding costs as interest rates rose.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Hong Kong > 2005

     Net fees fell by 6 per cent to US$740 million, driven mainly by lower sales of unit trusts and capital guaranteed funds, partly offset by higher sales of structured deposit products and open-ended funds. A 34 per cent fall in unit trust fee income was driven by a change in market sentiment during 2005. The combined effect of higher interest rates and a flattening yield curve reduced customer demand for capital guaranteed funds and longer-term equity-related investment products. Investors preferred shorter-term investment products which in turn generated lower fees. Revenues from open-ended fund sales reflected this, increasing by 32 per cent to US$95 million with the introduction of 173 new funds increasing the choice available to investors. This was an important strategic initiative to position HSBC as the leading investment service provider in Hong Kong, where customers can now choose from over 300 funds.

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

     Improvements in credit conditions, which benefited from economic growth, higher property prices and lower bankruptcies, underpinned a net release of loan impairment charges and other credit risk provisions of US$11 million in 2005, compared with a net charge of US$56 million in 2004. This was mainly driven by continued improvement in credit quality within the credit card portfolio, and a collective provision release of US$23 million in respect of prior year impairment allowances on the restructured lending portfolio. The strong housing market enabled individually assessed allowance releases of US$24 million in the mortgage portfolio. There was also a release of US$11 million in respect of collective loan impairment allowances, benefiting from the improved economic conditions highlighted above.

     Operating expenses fell by 4 per cent to US$1,305 million. This was largely due to a change in the method by which centrally incurred costs are allocated to the customer groups. IT development costs rose in support of future growth initiatives, and higher marketing and advertising expenditure was incurred to underpin organic growth. Staff costs were marginally lower in 2005. Branch teams were restructured to dedicate more staff to sales and customer service, and significant improvements were made to the reward structure to ensure retention of high calibre individuals. Overall, headcount in the branch network fell by 4 per cent, reflecting operating efficiency improvements and higher utilisation of the Group Service Centres.

     Pre-tax profits in Commercial Banking increased by 6 per cent to US$955 million. Increased deposit spreads and a rise in lending and deposit balances led to higher net interest income, though this was partly offset by larger loan impairment charges and the non-recurrence of loan allowance releases.

     Net interest income increased by 60 per cent as a result of increased deposit spreads and asset and liability growth. The appointment of a number of experienced relationship managers to service key accounts, together with the establishment of core business banking centres, contributed to growth in deposits and lending. Interest rate rises led to a 67 basis point increase in deposit spreads and, together with active management of the deposit base, contributed to increased customer demand for savings products which resulted in a 6 per cent increase in deposit balances to US$28.7 billion. The introduction of a pre-approved lending programme for SMEs, together with strong demand for credit in the property, manufacturing, trading and retail sectors, contributed to a 29 per cent increase in

Back to Contents

lending balances. However, increased competition reduced lending spreads by 43 basis points. Current account customers rose by 2 per cent to 329,000 and, together with higher spreads, contributed to an 81 per cent increase in current account net interest income. The ‘BusinessVantage’ all-in-one account continued to perform strongly, with customers increasing by 23 per cent, which led to income more than doubling in 2005.

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

     A 20 per cent rise in operating expenses was due to the first full-year impact of the investment made in Hong Kong’s Corporate, Investment Banking and Markets businesses. Employee compensation and benefits rose by 24 per cent, in part driven by an increase in senior relationship managers recruited to

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Hong Kong > 2005 / Profit/(loss) before tax

extend coverage along industry sector lines. In total, over 90 people were recruited to support the expansion. Technology and infrastructure costs rose as support and control functions added new resources and improved services to facilitate business expansion.

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

Back to Contents

Profit/(loss) before tax by customer groups and global businesses

	Year ended 31 December 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	2,882	1,344	553	76	(646)	476	4,685
Net fee income/(expense)	977	454	534	123	(32)	–	2,056
Trading income excluding net
interest income	84	57	573	176	34	–	924
Net interest income on trading
activities	4	–	88	–	77	(476)	(307)
Net trading income	88	57	661	176	111	(476)	617
Net income/(expense) from financial instruments designated at fair value	373	(53)	5	1	(66)	–	260
Gains less losses from
financial investments	14	–	(1)	9	140	–	162
Dividend income	1	1	2	–	57	–	61
Net earned insurance premiums .	2,519	95	14	–	–	–	2,628
Other operating income	202	33	81	13	781	(276)	834

Total operating income	7,056	1,931	1,849	398	345	(276)	11,303
Net insurance claims[1]	(2,638)	(50)	(11)	–	–	–	(2,699)

Net operating income before loan impairment charges and other credit risk provisions	4,418	1,881	1,838	398	345	(276)	8,604
Loan impairment (charges)/ recoveries and other credit risk provisions	(119)	(69)	27	–	(11)	–	(172)

Net operating income	4,299	1,812	1,865	398	334	(276)	8,432
Total operating expenses	(1,422)	(491)	(911)	(197)	(524)	276	(3,269)

Operating profit/(loss)	2,877	1,321	954	201	(190)	–	5,163
Share of profit in associates
and joint ventures	3	–	1	–	15	–	19

Profit/(loss) before tax	2,880	1,321	955	201	(175)	–	5,182

	%	%	%	%	%		%
Share of HSBC’s profit
before tax	13.0	6.0	4.3	0.9	(0.7)		23.5
Cost efficiency ratio	32.2	26.1	49.6	49.5	151.9		38.0

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to
customers (net)	35,445	23,520	20,270	3,081	1,966		84,282
Total assets	57,348	29,786	153,200	10,462	21,632		272,428
Customer accounts	118,201	41,493	24,530	11,991	476		196,691
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
– loans and advances to banks (net)			45,023
– trading assets, financial instruments designated at fair value, and financial investments			80,036
– deposits by banks			4,363

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Hong Kong > Profit/(loss) before tax

Profit/(loss) before tax by customer groups and global businesses (continued)

	Year ended 31 December 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	2,618	1,096	607	75	(529)	197	4,064
Net fee income	740	402	431	93	8	–	1,674
Trading income/(expense) excluding net interest income	67	48	601	140	(83)	–	773
Net interest income/(expense) on trading activities	–	–	(40)	–	10	(197)	(227)
Net trading income/(expense)	67	48	561	140	(73)	(197)	546
Net income/(expense) from financial instruments designated at fair value	41	(84)	14	–	23	–	(6)
Gains less losses from financial investments	–	–	–	16	92	–	108
Dividend income	1	2	18	–	20	–	41
Net earned insurance premiums	2,238	77	19	–	–	–	2,334
Other operating income	230	35	83	13	682	(238)	805

Total operating income	5,935	1,576	1,733	337	223	(238)	9,566
Net insurance claims[1]	(2,016)	(34)	(9)	–	–	–	(2,059)

Net operating income before loan impairment charges and other credit risk provisions	3,919	1,542	1,724	337	223	(238)	7,507
Loan impairment (charges)/ recoveries and other credit risk provisions	11	(168)	7	3	1	–	(146)

Net operating income	3,930	1,374	1,731	340	224	(238)	7,361
Total operating expenses	(1,305)	(419)	(809)	(150)	(422)	238	(2,867)

Operating profit/(loss)	2,625	955	922	190	(198)	–	4,494
Share of profit in associates
and joint ventures	3	–	–	–	20	–	23

Profit/(loss) before tax	2,628	955	922	190	(178)	–	4,517

	%	%	%	%	%		%
Share of HSBC’s profit before tax	12.5	4.6	4.4	0.9	(0.9)		21.5
Cost efficiency ratio	33.3	27.2	46.9	44.5	189.0		38.2

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	34,318	20,292	23,712	3,107	1,779		83,208
Total assets	52,798	25,625	133,005	7,621	16,327		235,376
Customer accounts	105,801	37,417	21,070	9,216	222		173,726
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
– loans and advances to banks (net)			39,164
– trading assets, financial instruments designated at fair value, and financial investments			63,813
– deposits by banks			4,373

Back to Contents

	Year ended 31 December 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	2,015	684	998	85	(144)	–	3,638
Net fee income/(expense)	786	365	529	75	(52)	–	1,703
Trading income/(expense)	47	39	476	101	(4)	–	659
Net investment income on assets backing policyholders’ liabilities	118	196	–	–	–	–	314
Gains less losses from
financial investments	(2)	–	2	–	175	–	175
Dividend income	2	1	2	–	22	–	27
Net earned insurance premiums	1,620	609	19	–	(1)	–	2,247
Other operating income	294	52	101	(2)	561	(470)	536

Total operating income	4,880	1,946	2,127	259	557	(470)	9,299
Net insurance claims[1]	(1,400)	(742)	(12)	–	–	–	(2,154)

Net operating income before loan impairment charges and other credit risk provisions	3,480	1,204	2,115	259	557	(470)	7,145
Loan impairment (charges)/ recoveries and other credit risk provisions	(56)	110	164	4	(2)	–	220

Net operating income	3,424	1,314	2,279	263	555	(470)	7,365
Total operating expenses	(1,364)	(406)	(674)	(132)	(452)	470	(2,558)

Operating profit	2,060	908	1,605	131	103	–	4,807
Share of profit/(loss) in
associates and joint ventures	3	(4)	(2)	–	26	–	23

Profit before tax	2,063	904	1,603	131	129	–	4,830

	%	%	%	%	%		%
Share of HSBC’s profit before tax	10.9	4.7	8.5	0.7	0.7		25.5
Cost efficiency ratio	39.2	33.7	31.9	51.0	81.1		35.8

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	33,646	17,883	22,440	2,954	1,901		78,824
Total assets	49,620	23,272	129,986	7,490	14,968		225,336
Customer accounts	114,302	35,226	18,903	9,264	338		178,033
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
– loans and advances to banks (net)			42,515
– trading assets, financial instruments designated at fair value, and financial investments			59,703
– deposits by banks			4,205

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Rest of Asia-Pacific > 2006

Rest of Asia-Pacific (including the Middle East)

Profit/(loss) before tax by customer groups and global businesses and by country

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Personal Financial Services	477	377	336
Commercial Banking	1,034	818	483
Corporate, Investment Banking and Markets	1,649	1,207	942
Private Banking	80	78	60
Other	287	94	26

	3,527	2,574	1,847

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Australia and New Zealand	182	111	84
Brunei	36	35	33
India	393	212	178
Indonesia	71	113	76
Japan	123	(1)	50
Mainland China	708	334	32
Malaysia	274	236	214
Middle East (excluding Saudi Arabia)	730	585	364
Saudi Arabia	305	236	122
Middle East	1,035	821	486
Philippines	58	41	38
Singapore	365	289	272
South Korea	59	94	89
Taiwan	(23)	68	107
Thailand	49	61	60
Other	197	160	128

	3,527	2,574	1,847

Year ended 31 December 2006 compared with year ended 31 December 2005

Economic briefing

Mainland China’s economy continued to grow strongly, with GDP rising by 10.7 per cent in 2006, the fourth consecutive year of double-digit growth. Despite the government’s stated intention of promoting consumption in favour of investment growth, economic performance remained primarily dependent on investment and exports. However, some success was achieved in this respect, as urban fixed-asset investment slowed significantly to about 22 per cent in the second half of 2006 from 31 per cent in the first half of the year. This resulted from a combination of measures, including several interest rate rises, increases in banks’ required reserve ratios, and the draining of liquidity via bill sales and ‘window guidance’, the exercise of influence by the authorities over the banks on policy matters, such as slowing lending growth.

     Export growth remained strong, accelerating slightly during the second half of 2006 despite evidence of slower global growth. Although a slowdown in the US growth rate in 2007 could negatively affect mainland China’s exports, the slowdown in investment spending referred to above provides the authorities with the scope to ease policy and stimulate domestic spending if exports falter. Consumer spending rose steadily in 2006 with retail sales rising by about 13 per cent, and bank loans continued to grow rapidly. The inflationary environment remained benign, with consumer prices rising by less than 2 per cent. Mainland China’s foreign exchange reserves rose to above US$1 trillion, the world’s highest level. The currency appreciated gradually against the US dollar, with an increase of over 3 per cent in 2006.

     Japan’s economy, the largest in the region, grew in 2006. Export growth was steady despite a slight slowing in the second half of the year, and private capital investment remained firm, driven by record levels of corporate profits and the need to upgrade the capital stock to maintain global competitiveness. Consumer spending was disappointing, however, and was the major reason why GDP growth was less than expected. Core consumer prices generally rose.

Back to Contents

Profit before tax

	Year ended 31 December

	2006	2005	2004
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m

Net interest income	3,047	2,412	2,060
Net fee income	1,622	1,340	1,041
Trading income	1,181	860	494
Net income from financial instruments designated at fair value	79	58	–
Net investment income on assets backing policyholders’ liabilities	–	–	32
Gains less losses from financial investments	41	18	17
Dividend income	5	5	3
Net earned insurance premiums	174	155	97
Other operating income	765	335	146

Total operating income	6,914	5,183	3,890
Net insurance claims incurred and movement in policyholders’ liabilities	(192)	(166)	(82)

Net operating income before loan impairment charges and other credit risk provisions	6,722	5,017	3,808
Loan impairment charges and other credit risk provisions	(512)	(134)	(89)

Net operating income	6,210	4,883	3,719
Total operating expenses	(3,548)	(2,762)	(2,087)

Operating profit	2,662	2,121	1,632
Share of profit in associates and joint ventures	865	453	215

Profit before tax	3,527	2,574	1,847

	%	%	%

Share of HSBC’s profit before tax	16.0	12.3	9.8
Cost efficiency ratio	52.8	55.1	54.8
Year-end staff numbers (full-time equivalent)	72,265	55,577	41,031

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	77,574	70,016	60,663
Loans and advances to banks (net)	27,517	19,559	14,887
Trading assets, financial instruments designated at fair value, and financial investments	41,585	30,348	31,065
Total assets	167,668	142,014	120,530
Deposits by banks	10,323	7,439	8,046
Customer accounts	108,995	89,118	78,613

1	Third party only.

     Economic growth in the Middle East remained robust over the second half of the year, continuing a strong expansionary phase that HSBC estimates will result in GDP in the Gulf region doubling in the space of just four years. Buoyed by high oil prices and strong production, earnings from energy reached record highs in 2006. Strong revenue growth encouraged government spending across the region, particularly on capital projects. Private investment, from both domestic and foreign sources, was also high while abundant liquidity, rising employment and rapid population growth supported further increases in private consumption. Although interest rates rose, tracking those in the US over the course of the year, credit growth continued to be strong. Robust domestic demand and the weakness of the US dollar boosted inflationary pressures. Following corrections in the first half of 2006, the major regional stock exchange indices continued to trade at significant discounts to the record levels registered in late 2005, with markets remaining generally sluggish.

     Elsewhere in the region, most economies continued to perform impressively, particularly India, Singapore and Vietnam. The main drivers of growth were exports, demand for technology, and domestic consumption, with investment demand lagging behind. India was among the strongest performing economies in the world, with GDP growth of about 9 per cent in 2006. This led to some signs of overheating, with inflation rising during the year. The

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Rest of Asia-Pacific > 2006

Reserve Bank of India responded by raising interest rates, and there may be more increases to come. GDP in Singapore grew by 8 per cent in 2006, in Vietnam by over 7 per cent and in Malaysia by approximately 6 per cent, their economies benefiting from generally low inflation and strong domestic and external demand. Most Asian currencies ended 2006 stronger than the US dollar. A US slowdown is a risk for the region.

Review of business performance

HSBC’s operations in the Rest of Asia-Pacific delivered a pre-tax profit of US$3,527 million compared with US$2,574 million in 2005, an increase of 37 per cent. On an underlying basis, pre-tax profits grew by 29 per cent, with the major change in composition of the Group being the additional 10 per cent stake purchased in Ping An Insurance in August 2005 which made that company a 19.9 per cent owned associate of HSBC.

     Pre-tax profits in the region have nearly doubled in the past two years, justifying HSBC’s strategy of investing in emerging markets. Momentum in 2006 was strong, with underlying net operating income increasing by 26 per cent, notwithstanding a significant rise in loan impairment charges arising primarily from industry-wide credit deterioration in the credit card portfolio in Taiwan, mainly in the first half of 2006. Significant increases in total operating income and pre-tax profits were reported in the Middle East, India, Singapore and Malaysia. In Taiwan, HSBC launched the direct savings proposition which had been received very positively in the US. HSBC’s strategic investments in mainland China, Bank of Communications and Industrial Bank, contributed to a 54 per cent underlying increase in income from associates.

     The commentary that follows is on an underlying basis.

     Personal Financial Services reported a pre-tax profit of US$477 million, 16 per cent lower than in 2005. Strong operating trends were masked by a US$160 million rise in loan impairment charges in Taiwan, which suffered from regulatory changes introduced to address high levels of consumer indebtedness. Pre-provision operating income increased by 29 per cent, driven by balance sheet growth, wider deposit spreads and increased fee income. Income growth was supported by business development activity which contributed to a 26 per cent increase in operating costs. The cost efficiency ratio improved by 1.3 percentage points.

     The development of HSBC’s regional business continued apace, and double digit profit growth was achieved in 5 sites, namely the Middle East, mainland China, Malaysia, Singapore and the Philippines. Customer numbers increased by 1.5 million, or 21 per cent, to 8.9 million, through strong growth in the credit card business, increased marketing activity and expansion of the sales force. 36 new branches and 28 consumer loan centres were opened in 13 countries, most notably Indonesia, mainland China and the Middle East, and at the end of 2006, HSBC had 396 branches in the Rest of Asia-Pacific region and 7.3 million cards in issue.

     Net interest income increased by 24 per cent to US$1,520 million. Average asset and liability balances grew strongly, while interest rate rises contributed to a 31 basis point widening of deposit spreads. Asset spreads were in line with 2005.

     Average deposit balances rose by 16 per cent to US$34.4 billion, principally due to growth in the HSBC Premier customer base. Development of the Premier business was supported by a concerted customer acquisition campaign which included regional and local advertising and the establishment of new, dedicated Premier centres. Overall deposit balance growth was especially strong in Singapore, the Middle East and mainland China. In Singapore, promotional campaigns, which included a deposit product sale, contributed to a 23 per cent increase in liability balances while, in the Middle East, HSBC ran a deposit raising campaign with new product launches, marketing and internal sales incentives, leading to a 20 per cent rise in average deposit balances. In mainland China, growth in HSBC Premier, which accompanied the opening of 12 new Premier sub-branches, contributed to higher deposit balances.

     Average loans and advances to customers rose by 16 per cent, driven by higher credit card advances and increased mortgage balances. Average card balances increased by 22 per cent to US$3.1 billion, reflecting higher cardholder spending and a 21 per cent increase in cards in circulation. Over 2.5 million cards were issued during 2006, with new products launched in the Middle East, Sri Lanka and Singapore. HSBC ran marketing and incentive campaigns in a number of countries and card balances rose substantially in Malaysia, the Middle East, Indonesia, India and the Philippines.

     Average mortgage balances increased by 13 per cent to US$18.9 billion, reflecting robust growth in Singapore, Taiwan, India and Malaysia. In Singapore, HSBC used targeted promotional rates to build market share and this, together with increased marketing activity, contributed to a 25 per cent increase in mortgage balances. In Taiwan,

Back to Contents

competitive pricing and customer retention initiatives contributed to a rise in customer numbers and resulted in a 22 per cent increase in average mortgage balances. In India, mortgage balances rose by 27 per cent, benefiting from increased marketing and direct sales efforts, while in Malaysia, the successful promotion of Homesmart, a flexible offset mortgage product, enabled HSBC to increase average mortgage balances by 10 per cent and widen spreads in a highly competitive market.

     Personal lending balances increased by 22 per cent, partly as a result of significant growth in HSBC’s consumer finance business in India, Australia and Indonesia. In Indonesia, HSBC opened 28 dedicated consumer finance outlets while, in India, 25 new outlets were opened in branches. In Australia, consumer finance was developed in partnership with well known international retailers such as IKEA and Bang & Olufsen, together with established local retailers including Clive Peeters and Bing Lee. HSBC signed a number of exclusive supplier agreements with retailers and, as a result, the number of retail distribution outlets grew to more than 1,100, which enabled HSBC to increase its market share. In Malaysia, the success of HSBC’s instalment loan product, ‘Anytime Money’, which was re-launched in 2005, contributed to a 93 per cent rise in average personal lending balances. In the Middle East, HSBC focused on promoting a select portfolio of products following a product simplification exercise instigated in the fourth quarter of 2005 which led to a 22 per cent rise in personal lending balances. Investments in HSBC’s South Korean operations had immediate results and personal lending balances more than doubled.

     Net fee income rose by 24 per cent to US$524 million. Regional card fees were 30 per cent higher, reflecting solid growth in cardholder spending while, in Indonesia, higher card fee income was a consequence of a rise in delinquencies.

     The robust performance of regional stock markets during 2006 contributed to strong demand for investment products and led to the launch of new investment funds, which together generated a 27 per cent increase in investment fee income, including custody and broking fees. Growth was particularly strong in South Korea, Taiwan, India and Singapore. Sales of investment products, including unit trusts, bonds and structured products, increased by 19 per cent to US$8.0 billion and funds under management grew by 19 per cent to US$8.6 billion.

     HSBC continued to develop its regional insurance business by launching medical insurance in Singapore and establishing a Takaful joint venture in

Malaysia, offering Shariah-compliant insurance products. In the Middle East, cardholder credit insurance was launched in the fourth quarter of 2006. These product launches were supported by increased marketing activity and targeted investment to increase HSBC’s presence and market share. Consequently, the number of policies in force at the end of 2006 rose by 89 per cent to 800,000 and insurance fee income and insurance premiums rose by 12 per cent and 4 per cent respectively.

     Other operating income increased by US$71 million due to gains on the sale of HSBC’s Australian stockbroking, margin lending and mortgage broker businesses. Additionally, HSBC established a joint venture with Global Payments Inc. to manage the majority of the bank’s Asian card acquiring business. This was transferred to the joint venture in July 2006, realising a gain of US$10 million in the region’s Personal Financial Services business.

     Loan impairment charges and other credit risk provisions more than doubled to US$545 million, mainly due to higher charges for personal lending in Taiwan and Indonesia. In Taiwan, regulatory changes restricted collection activities and eased repayment terms for delinquent borrowers. These changes, coupled with a deteriorating credit environment, led to a US$160 million increase in loan impairment charges related mainly to the credit card portfolio, most of which were recognised in the first half of 2006. In Indonesia, changes in minimum repayment amounts, along with hardship following a significant reduction in the government subsidy of fuel prices, led to increased delinquency rates on credit cards, also mainly in the first half of 2006. Elsewhere in the region, credit quality was broadly stable and growth in impairment charges followed increases in credit card and personal lending balances.

     Operating expenses increased by 26 per cent to US$1,593 million, largely tracking revenue growth. Expansion of the branch network and development of sales and support functions led to higher staff numbers and, together with higher performance-related incentive payments, contributed to a rise in staff costs. The new branch openings increased premises and equipment costs. The establishment of a number of consumer finance businesses and HSBC Direct’s introduction in Taiwan were also factors in the rise in operating expenses.

     Marketing costs rose as HSBC increased advertising and promotional activity directed to attracting new customers, enlarging HSBC’s share of the credit card, mortgage and unsecured personal lending markets and increasing deposit balances. In

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Rest of Asia-Pacific > 2006

the Middle East, IT expenditure rose as HSBC introduced a new internet banking infrastructure, implemented HSBC’s WHIRL credit card system and made major updates to customer relationship management software.

     Largely driven by a strong performance in HSBC’s strategic investment in Ping An Insurance, which reported record results in 2006, income from associates rose by 59 per cent. In Saudi Arabia there were buoyant revenues from stock trading and investment business, particularly in the first half of 2006 although, subsequently, turbulent local stock markets affected investor sentiment and contributed to lower income in the second half of the year.

     Commercial Banking reported a pre-tax profit of US$1,034 million, 25 per cent higher than in 2005. Pre-provision operating income increased by 25 per cent, driven by higher deposit and lending balances and widening liability spreads. The migration of routine activities to lower-cost channels helped to mitigate business expansion costs, and operating expenses consequently increased by 21 per cent. The cost efficiency ratio improved by 1.4 percentage points.

     During 2006, HSBC focused on developing its cross-border business banking activities and increasing its presence in the small business market, supported by investment in delivery channels and increased promotional activity. International business banking benefited from the strong performance of HSBC’s two regional alignment programmes, centred on mainland China and the Middle East, together with the establishment of International Business Centres in seven sites including Australia, mainland China, India and Taiwan. In addition, new branches in mainland China, India, Malaysia, Bangladesh and Sri Lanka were complemented by enhancements to internet banking services in Malaysia and India and improved self-service terminals in a number of countries. The launch of HSBC’s inaugural global Commercial Banking advertising campaign, increased local marketing activity and the reorganisation of business development teams throughout the Asia-Pacific region contributed to an 8 per cent increase in Commercial Banking customer numbers to 177,000, with particularly strong growth in Malaysia, mainland China and India.

     Net interest income rose by 33 per cent to US$848 million. Higher customer numbers contributed to increased average asset and liability balances, while interest rate rises led to wider liability spreads, partly offset by narrower asset spreads.

     Interest rate rises also contributed to higher demand for deposit products and liability balances increased in a number of countries, most notably the Middle East, Singapore, Taiwan, Malaysia and India. In the Middle East, HSBC successfully initiated a targeted marketing campaign offering preferential savings rates to selected customers while, in Singapore and Taiwan, enhanced sales incentives contributed to growth in liability balances. In Malaysia, expansion of the branch network together with fresh marketing campaigns, competitive pricing and product enhancements increased customer numbers and led to a 31 per cent rise in average liability balances. In India, current account and deposit balances increased by 40 per cent, partly from liquidity chasing new IPOs, which surged in line with strong local equity markets.

     In 2006, HSBC successfully launched a number of initiatives designed to increase asset balances throughout the Rest of Asia-Pacific region to deploy the additional deposit base being attracted. For example, in Malaysia, television and press advertising helped trigger a 31 per cent increase in average non-trade lending balances. ‘Trade and Save’ marketing campaigns launched in Malaysia and India in the wake of higher regional trade flows, offered customer incentives designed to expand HSBC’s market share in trade lending. Targeted incentive programmes were also launched in Singapore, Sri Lanka, mainland China, South Korea and Indonesia. In the Middle East, strong demand for credit underpinned by robust economic expansion resulted in a 26 per cent rise in average lending balances.

     Net fee income rose by 7 per cent to US$330 million as volume-related increases in trade fees were recorded in the Middle East and India. HSBC in India also benefited from higher fees from lending activities, reflecting growth in the number of borrowing customers, while payments and cash management fee income rose in the Middle East.

     Trading income increased by 25 per cent. In the Middle East, HSBC continued to invest in its Commercial Banking treasury business to support an increasingly international customer base. As customer demands became more sophisticated, 15 new products were launched in 2006, while higher marketing activity and the establishment of an online e-trading platform also contributed to a rise in customer trading volumes. Increased hedging activity among Commercial Banking customers also led to increased foreign exchange earnings in India and Malaysia.

     The transfer of the majority of HSBC’s Asian card acquiring business into a joint venture with

Back to Contents

Global Payments Inc. led to the recognition of a gain of US$10 million in Commercial Banking, reported in ‘Other operating income’.

     Strong economic conditions supported a further net release of loan impairment charges, which decreased by 57 per cent compared with 2005. Underlying credit quality remained strong.

     Operating expenses increased by 21 per cent to US$554 million in support of business expansion. HSBC recruited additional sales and support staff, increased its Commercial Banking presence in the branch network and committed to higher marketing activity in a number of countries, most notably the Middle East, India and mainland China. Strong revenue growth resulted in higher performance payments and this, together with salary inflation, added to rising staff costs. In South Korea, the Commercial Banking business expansion proceeded as planned, staff numbers more than doubled, and HSBC incurred higher premises, equipment and infrastructure costs as a consequence. In the Middle East, increased business volumes necessitated systems improvements which resulted in higher IT costs.

     Income from HSBC’s strategic investments in associates increased by 47 per cent. Income from Bank of Communications rose by 45 per cent as a result of higher asset and liability balances, effective credit control and improvements in the cost efficiency ratio, while income from Industrial Bank was 55 per cent higher. In the Middle East, net releases of loan impairments, following net charges in 2005, led to strong growth in Commercial Banking income in The Saudi British Bank.

     Corporate, Investment Banking and Markets delivered a record pre-tax profit of US$1,649 million, an increase of 35 per cent compared with 2005. Positive revenue trends were reported across most countries, reflecting continued growth in HSBC’s wholesale banking businesses in emerging markets. The Middle East, India, Taiwan and Singapore accounted for 66 per cent of the increase in pre-tax profits. The cost efficiency ratio improved by 3.5 percentage points to 37.6 per cent.

     Total operating income increased by 29 per cent compared with 2005 to US$2,311 million. In Global Markets, the securities services business benefited from investment flows into and within emerging markets, leading to higher customer volumes in buoyant local markets.

     In Global Banking, payments and cash management services increased in all countries, with significant contributions from businesses in India, the

Middle East, Singapore and mainland China reflected in higher net interest income. The strength of domestic economies within emerging markets, coupled with the global trend of rising interest rates, drove deposit balances and improvements in spreads. Corporate lending income in the Middle East increased by 33 per cent as economic growth continued and infrastructure investment rose. These gains were partly offset by lower balance sheet management revenues.

     Net fee income increased by 38 per cent to US$688 million. A significant increase in fee income in Global Markets was driven by higher securities services business volumes, reflecting improved investment sentiment and buoyant local markets, particularly in early 2006. Debt underwriting volumes increased, particularly in the Middle East, as lower credit spreads encouraged issuers to lock into the favourable credit environment by extending the term of finance or raising new debt in local markets.

     In Global Banking, income from the advisory business was boosted by a steady flow of new deals, driven by the strong momentum provided by economic development in the Middle East. Trade finance and payments and cash management fee income also benefited from higher customer volumes.

     Group Investment Businesses revenues more than doubled, reflecting higher funds under management and performance fees on emerging market funds.

     Net trading income of US$717 million rose by 26 per cent, benefiting from an increasing interest rate environment and volatile foreign exchange markets. Although, generally, volatility levels were lower than those experienced in 2005, the emerging market correction in May 2006 combined with a rapid recovery in the second half of the year to stimulate a rise in foreign exchange and Credit and Rates volumes in most countries. HSBC also benefited from higher foreign investment flows as investor confidence in the improved stability of emerging economies grew. In the second half of 2006, growth in revenues from retail structured investment products moderated as investors sought outright exposure to equities and deposit yields improved. However, in the Middle East, there was strong demand for structured interest rate products among corporate and institutional customers and for risk management advisory products as clients continued to hedge exposures.

     Gains on the disposal of financial investments were higher than in 2005, largely due to income from the sale of debt securities in the Philippines in 2006,

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Rest of Asia-Pacific > 2006 / 2005

together with the non-recurrence of losses on the disposal of US dollar securities in Japan in January 2005.

     The net recovery in loan impairment charges declined significantly due to the non-recurrence of a large recovery in Malaysia in 2005.

     Operating expenses increased by 18 per cent to US$869 million, in part due to an increase in performance-related incentives which reflected the robust growth in operating income. In the Middle East and India, higher staff costs also arose from additional recruitment to support the expansion of capabilities across various businesses.

     In Global Markets, support costs increased in line with higher transaction volumes and greater product complexity, while a rise in payments and cash management activity, primarily in HSBC’s operations in India, mainland China, Singapore, South Korea and Indonesia, resulted in higher operational expense.

     The share of profits in associates increased by 47 per cent, primarily reflecting higher contributions from HSBC’s investments in Bank of Communications in mainland China and The Saudi British Bank.

     Private Banking reported a pre-tax profit of US$80 million, a modest increase compared with 2005. Revenue growth was strong across the region despite challenging market conditions, particularly in Singapore, with notable contributions from the onshore Private Banking operations launched in the Middle East and India during 2005. Employee benefits rose at a faster rate than revenue, driven by a fiercely competitive market for experienced private banking staff, and this led to a deterioration of the cost efficiency ratio from 50.7 per cent in 2005 to 54.5 per cent in 2006.

     Net interest income grew by 21 per cent to US$35 million. Growth was predominantly in Singapore, where treasury performance improved and unfavourable positions unwound, and India, where the recently launched business was successful in attracting deposits.

     Fee income increased by 62 per cent to US$68 million, with significant growth in Singapore, India and the Middle East. Initiatives to attract clients to HSBC’s suite of discretionary managed products, particularly the SIS and CIS products, proved successful.

     Trading and other operating income was slightly lower than in 2005, due to sluggish stock market performance and correspondingly subdued client activity.

     Client assets increased by 12 per cent to US$16 billion, benefiting from the recruitment of front office staff, client appetite for investment in newly launched funds and the successful growth of recently launched onshore businesses in the region. Investment in funds benefited from higher demand for HSBC and third party manager funds, including the SIS and CIS products in which the value of client investments grew to US$291 million. Higher deposits and investments in equities also contributed to the growth in client assets.

     Operating expenses increased by 25 per cent, reflecting continued investment in the onshore Japanese operations and growth of the business in India. Staff costs rose as competition for front-office professionals intensified, putting upward pressure on staff rewards, and the full-year impact of the expansion in staff recruitment in 2005 fed through.

     HSBC sold properties in Japan and India, realising gains of US$87 million in Other, US$77 million higher than in 2005. Costs and recoveries in the Group Service Centres both rose, reflecting increased activity supported by higher staff numbers. Interest rate rises and higher retained earnings led to a doubling of earnings on centrally held funds.

Year ended 31 December 2005 compared with year ended 31 December 2004

Economic briefing

Mainland China’s economy grew by 9.9 per cent in 2005. Despite ongoing monetary tightening, total urban fixed asset investment growth showed no sign of slowing, though investment in steel and real estate sectors moderated. Consumer spending also remained strong, with retail sales growing by 13 per cent in 2005. Producer price inflation slowed, but still remained above 3 per cent thanks to strong investment demand. In July 2005, the People’s Bank of China announced that, with immediate effect, the arrangement by which the renminbi (‘RMB’) was pegged to the US dollar would be replaced with a managed float. Initially, the exchange rate was set at US$1 to RMB8.11, equivalent to an appreciation of approximately 2 per cent. This had little impact on export growth, which remained very strong, boosting mainland China’s annual trade surplus from US$32 billion in 2004 to US$102 billion in 2005. Growth in food prices slowed as mainland China’s grain production increased 3 per cent in 2005. This lowered consumer price inflation to 1.8 per cent from 3.9 per cent at the end of 2004.

Back to Contents

     Japan’s economy in 2005 achieved its strongest growth in five years, and the long process of structural readjustment following the collapse in asset prices was largely completed. In particular, the excess corporate capacity, employment and debt of the past decade was eliminated, and impaired bank loans returned to historically normal levels. After a downturn which began in mid-2004, exports began to recover vigorously in March 2005, led by strong demand from mainland China. The decline in corporate borrowing ceased, and the end of net corporate debt reduction freed up cash which drove stronger growth in private capital investment. The tightening of the labour market boosted employment and led to a sustained rise in real wages for the first time in five years, providing strong support for consumer spending. The rise in the core consumer price index in November 2005 set the stage for the end of the Bank of Japan’s quantitative easing policy.

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

Review of business performance

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

     In the Middle East, a rise of 37 per cent in net interest income was driven by a combination of widening deposit spreads and strong loan growth, partly offset by lower asset spreads as funding costs increased following interest rate rises. Average mortgage balances increased by 27 per cent to US$16.7 billion. This growth reflected marketing campaigns in India, Malaysia and Singapore alongside new products introduced in Australia and South Korea. Higher sales volumes were also generated by direct sales forces across the region, notably in India, where mortgage balances grew by

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Rest of Asia-Pacific > 2005

43 per cent. The benefits of higher mortgage balances were partly offset by lower spreads as pricing stayed highly competitive.

     The credit card business continued to expand in a number of countries. Credit card spending increased by 33 per cent, contributing to a 42 per cent growth in average card balances. Other notable developments included promotional campaigns, new product launches and a series of customer acquisition strategies including the exclusive rewards programme, ‘Home and Away’. At the end of the year, the number of cards in circulation stood at 6.3 million, representing an increase of 34 per cent over 2004. In India, the number of cards in circulation exceeded one million for the first time. Higher card balances led to higher net interest income in Indonesia, India, Taiwan, Malaysia and the Philippines.

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

     Commercial Banking reported a pre-tax profit of US$818 million, 45 per cent higher than that delivered in 2004. The increase was mainly due to higher net interest income as growth in customer numbers and strong credit demand to fund infrastructure investment drove balance sheet growth. Higher contributions from Bank of Communications and Industrial Bank in mainland China, as well as a strong performance in The Saudi British Bank, produced higher income from associates. Lending balances increased by 16 per cent, exceeded by a 24 per cent rise in deposits.

     Net interest income increased by 33 per cent to US$631 million, reflecting growth in the Middle East, Singapore, mainland China, Indonesia and Taiwan. In the Middle East, strong regional economies and significant government-backed infrastructure and property projects, principally in the United Arab Emirates, contributed to a 37 per cent growth in lending balances and a 42 per cent increase in customer account balances. Higher trade flows generated a 25 per cent increase in net interest income from trade services, while higher interest rates raised liability spreads by 118 basis points. A new Amanah term investment product was launched

Back to Contents

in May 2005, attracting US$120 million of deposits, principally from new customers seeking Shariah-compliant investment opportunities.

     In mainland China, strong economic growth, expansion of the branch network and the recruitment of additional sales staff resulted in a 39 per cent increase in lending balances. Deposit balances also benefited from economic growth, increasing by 38 per cent, while deposit spreads widened by 76 basis points following increases in US interest rates.

     In Singapore, interest rate rises prompted increased demand for savings products and consequently deposit balances grew by 13 per cent, while deposit spreads increased by 13 basis points. Lending balances rose by 27 per cent, following the selective recruitment of more experienced relationship managers and a reorganisation of customers into key industrial sectors to provide greater focus on identifying service opportunities. Asset spreads decreased by 42 basis points as a result of competitive pressures and market liquidity.

     In Taiwan, a loyalty campaign designed to increase deposits, together with higher current account income and an increase in deposit spreads, contributed to an 80 per cent increase in net interest income. In Mauritius, net interest income doubled as a result of liability balance growth. In India, increased trade contributed to higher trade services net interest income and strong economic growth stimulated demand for credit. This resulted in lending balances increasing by 72 per cent, while customer acquisition increased average current account balances by 37 per cent. Liability spreads widened by 73 basis points following interest rate rises. In Indonesia, increased sales efforts and a more focused approach to customer relationship management contributed to an 84 per cent growth in asset balances and a 66 per cent increase in net interest income.

     Net fee income of US$307 million was 15 per cent higher than in 2004. In the Middle East, increased trade flows led to a 17 per cent increase in trade services income, while current account income increased by 80 per cent, benefiting from the introduction of new cash management capabilities. Short-term IPO loan funding reflecting, in part, the robustness of the regional capital market, also contributed to a 40 per cent increase in net fee income. In mainland China, a 31 per cent increase in trade customers and a significant rise in imports led to higher trade services income, while a 49 per cent increase in current account customers and higher lending fees also contributed to an 8 per cent increase in fee income. Increased lending, current account and trade activities raised net fee income by 30 per cent in Indonesia. A number of sites, including Vietnam and Thailand, also reported strong growth, driven by the success of HSBC’s strategy of focusing on business opportunities involving international trade.

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

     Increased income from associates reflected strong performance in The Saudi British Bank and gains on the sale of HSBC’s indirect stake in MISR International, an Egyptian Bank. Income from the bank’s strategic investments in mainland China, Bank of Communications and Industrial Bank, which were acquired in 2004, also increased.

     Corporate, Investment Banking and Markets reported a pre-tax profit of US$1,207 million, an increase of 22 per cent compared with 2004. HSBC’s progress in this region was marked by positive revenue trends across most countries, with strong growth being reported in the Middle East, Malaysia, South Korea, India and mainland China.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Rest of Asia-Pacific > 2005

     Operating income rose by 25 per cent to US$1,769 million. Higher Corporate and Institutional Banking revenues reflected a 53 per cent increase in lending balances in mainland China, a result of strong demand for corporate credit, primarily from the industrial and technology sector. Deposit balances increased by 36 per cent and this, together with a 40 basis point rise in deposit spreads, also contributed to the growth in revenues.

     HSBC’s operations in the Middle East reported a 63 per cent rise in customer advances, primarily due to strong demand for corporate credit, driven by government spending on regional infrastructure projects.

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

     Net fee income increased by 17 per cent. In Global Transaction Banking, the expansion in business capabilities which took place in the latter part of 2004 drove an increase in volumes, with marked improvements in Singapore, South Korea and India. Revenues from the custody business increased against the backdrop of rising local stock market indices as investor sentiment in the region improved. Additionally, securities services in India generated higher business volumes, with assets under custody growing by US$9 billion to US$34 billion. In Singapore, fee income increased by 55 per cent, reflecting an increase in revenues from securities services activities as HSBC leveraged its relationship strength and product capabilities to attract new business.

     In the Middle East, corporate lending and trade finance activity generated higher customer volumes as regional economies strengthened from an increase in foreign investment, tourism and higher real estate and oil prices. Global Investment Banking benefited from the resulting demand for cross-border business, with an increase in fees from advisory and project and export finance services.

     Income from trading activities increased, in part due to higher revenues from foreign exchange and structured derivatives, which were driven by enhanced distribution and expanded product capabilities. In South Korea, volatility in the Korean won against the US dollar encouraged strong customer flows in foreign exchange. In Malaysia, a rise in customer demand, following the move to a managed float for the Malaysian ringgit, improved trading volumes in foreign exchange. Global Markets in Taiwan generated higher revenues, due to improved sales of structured derivative products. Falling interest rates in the Philippines resulted in favourable price movements on government bond portfolios. In the Middle East, HSBC’s enhanced capability in structured transactions and greater focus on trading in the regional currencies drove volumes higher in a volatile market.

     Gains from the disposal of the Group’s asset management business in Australia added US$8 million to other operating income.

     Net recoveries on loan impairment charges were marginally lower than in 2004.

     Reflecting higher performance-related incentives, operating expenses increased by 21 per cent to US$733 million, broadly in line with the growth in operating income. 2005 bore the first full-year effect of the recruitment in 2004 of over 600 additional staff, of which more than half were in Global Transaction Banking. The upgrade of corporate and support teams across the region within Corporate and Institutional Banking resulted in some 280 additional people. The cost base was further affected by investment in HSBCnet and other technology costs incurred to support business expansion.

     Income from associates included increased contributions from HSBC’s investments in Bank of Communications and Industrial Bank, which were acquired in 2004.

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

Back to Contents

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

     Client assets increased by 23 per cent to US$13.7 billion. Front office recruitment and marketing campaigns, and inflows from the operations launched in Dubai in 2005 and Malaysia in 2004, boosted asset growth in the region. Net new money of US$2.3 billion was 22 per cent higher than last year, with inflows strongest in Singapore and Japan.

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

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Rest of Asia-Pacific > Profit before Tax

Profit before tax by customer groups and global businesses

		Year ended 31 December 2006

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination	Total
Rest of Asia-Pacific (including the Middle East)		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income		1,520	848	802	35	61	(219)	3,047
Net fee income		524	330	688	68	12	–	1,622

Trading income/(expense) excluding net interest income		61	86	717	74	(3)	–	935
Net interest income on trading activities		–	–	–	–	27	219	246

Net trading income		61	86	717	74	24	219	1,181

Net income from financial instruments designated at fair value		59	4	4	–	12	–	79

Gains less losses from financial investments		2	2	38	(1)	–	–	41
Dividend income		–	–	1	–	4	–	5
Net earned insurance premiums .		148	26	–	–	–	–	174
Other operating income		108	20	61	–	667	(91)	765

Total operating income		2,422	1,316	2,311	176	780	(91)	6,914
Net insurance claims[1]		(180)	(11)	–	–	(1)	–	(192)

Net operating income before loan impairment charges and other credit risk provisions		2,242	1,305	2,311	176	779	(91)	6,722

Loan impairment (charges)/recoveries and other credit risk provisions		(545)	29	5	–	(1)	–	(512)

Net operating income		1,697	1,334	2,316	176	778	(91)	6,210
Total operating expenses		(1,593)	(554)	(869)	(96)	(527)	91	(3,548)

Operating profit		104	780	1,447	80	251	–	2,662

Share of profit in associates and joint ventures		373	254	202	–	36	–	865

Profit before tax		477	1,034	1,649	80	287	–	3,527

		%	%	%	%	%		%
Share of HSBC’s profit before tax		2.2	4.7	7.5	0.4	1.2		16.0
Cost efficiency ratio		71.1	42.5	37.6	54.5	67.7		52.8

		US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)		28,911	21,912	24,311	2,313	127		77,574
Total assets		35,317	26,335	93,605	6,476	5,935		167,668
Customer accounts		38,557	24,228	36,623	8,929	658		108,995
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
–	loans and advances to banks (net)			22,171
–	trading assets, financial instruments designated at fair value, and financial investments			36,580
–	deposits by banks			9,849

Back to Contents

		Year ended 31 December 2005

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination	Total
Rest of Asia-Pacific (including the Middle East)		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income		1,208	631	614	30	54	(125)	2,412
Net fee income		419	307	498	43	73	–	1,340

Trading income/(expense) excluding net interest income		37	70	579	74	(7)	–	753
Net interest income/(expense) on trading activities		1	(1)	(21)	–	3	125	107

Net trading income/(expense)		38	69	558	74	(4)	125	860
Net income from financial instruments designated at fair value		44	1	4	–	9	–	58
Gains less losses from financial investments		–	4	12	2	–	–	18
Dividend income		–	–	1	–	4	–	5
Net earned insurance premiums .		134	21	–	–	–	–	155
Other operating income		37	9	82	4	287	(84)	335

Total operating income		1,880	1,042	1,769	153	423	(84)	5,183
Net insurance claims[1]		(157)	(9)	–	–	–	–	(166)

Net operating income before loan impairment charges and other credit risk provisions		1,723	1,033	1,769	153	423	(84)	5,017
Loan impairment (charges)/ recoveries and other credit risk provisions		(236)	67	35	2	(2)	–	(134)

Net operating income		1,487	1,100	1,804	155	421	(84)	4,883
Total operating expenses		(1,245)	(452)	(733)	(77)	(339)	84	(2,762)

Operating profit		242	648	1,071	78	82	–	2,121
Share of profit in associates and joint ventures		135	170	136	–	12	–	453

Profit before tax		377	818	1,207	78	94	–	2,574

		%	%	%	%	%		%
Share of HSBC’s profit before tax		1.8	3.9	5.8	0.4	0.4		12.3
Cost efficiency ratio		72.3	43.8	41.4	50.3	80.1		55.1

		US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)		27,433	18,694	21,431	2,347	111		70,016
Total assets		32,224	22,570	76,026	5,359	5,835		142,014
Customer accounts		31,250	18,612	32,102	7,092	62		89,118
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
–	loans and advances to banks (net)			15,352
–	trading assets, financial instruments designated at fair value, and financial investments			26,113
–	deposits by banks			7,041

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Rest of Asia-Pacific > Profit before tax / North America

Profit before tax by customer groups and global businesses (continued)

Year ended 31 December 2004

Corporate,
Personal	Investment	Inter-
Financial	Commercial	Banking &	Private	segment
Services	Banking	Markets	Banking	Other	elimination	Total
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	948	472	596	42	2	–	2,060
Net fee income	284	266	421	41	29	–	1,041
Trading income	43	59	344	46	2	–	494
Net investment income on assets backing policyholders’ liabilities	32	–	–	–	–	–	32
Gains less losses from financial investments	1	–	6	–	10	–	17
Dividend income	–	–	–	–	3	–	3
Net earned insurance premiums .	77	20	–	–	–	–	97
Other operating income	28	13	26	2	157	(80)	146

Total operating income	1,413	830	1,393	131	203	(80)	3,890
Net insurance claims[1]	(72)	(10)	–	–	–	–	(82)

Net operating income before loan impairment charges and other credit risk provisions	1,341	820	1,393	131	203	(80)	3,808
Loan impairment (charges)/ recoveries and other credit risk provisions	(117)	(20)	47	1	–	–	(89)

Net operating income	1,224	800	1,440	132	203	(80)	3,719
Total operating expenses	(949)	(350)	(598)	(72)	(198)	80	(2,087)

Operating profit	275	450	842	60	5	–	1,632
Share of profit in associates and joint ventures	61	33	100	–	21	–	215

Profit before tax	336	483	942	60	26	–	1,847

%	%	%	%	%	%
Share of HSBC’s profit before tax	1.8	2.6	5.0	0.3	0.1	9.8
Cost efficiency ratio	70.8	42.7	43.0	55.0	97.5	54.8
US$m	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	22,886	16,444	19,276	1,960	97	60,663
Total assets	25,577	18,845	66,438	4,549	5,121	120,530
Customer accounts	28,961	15,381	28,620	5,543	108	78,613
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
–	loans and advances to banks (net)	12,119
–	trading assets, financial instruments designated at fair value, and financial
investments	26,555
–	deposits by banks	7,156

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.

Back to Contents

North America

Profit/(loss) before tax by country within customer groups and global businesses

	Year ended 31 December

	2006	2005[1]	2004[1]
	US$m	US$m	US$m

Personal Financial Services	3,391	4,181	3,826
United States	3,128	3,853	3,642
Canada	253	310	157
Bermuda	10	18	27

Commercial Banking	957	892	691
United States	442	447	417
Canada	437	403	239
Bermuda	78	42	35

Corporate, Investment Banking and Markets	423	573	879
United States	199	373	741
Canada	189	154	134
Bermuda	31	43	4
Other	4	3	–

Private Banking	114	104	68
United States	107	104	65
Bermuda	7	–	3

Other	(217)	165	(196)
United States	(264)	158	(201)
Canada	17	(12)	–
Bermuda	29	19	5
Other	1	–	–

Total	4,668	5,915	5,268
United States	3,612	4,935	4,664
Canada	896	855	530
Bermuda	155	122	74
Other	5	3	–

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

Year ended 31 December 2006 compared with year ended 31 December 2005

Economic briefing

In the US, GDP growth in 2006 was 3.4 per cent. Growth in the second half of the year moderated to below 3 per cent, after average annualised growth of 4.1 per cent in the first half of the year. Consumer spending in 2006 grew by 3.4 per cent, with average annualised growth of 3.6 per cent in the second half of the year. Housing activity weakened substantially in 2006, with annualised declines in residential investment of 11 per cent in the second quarter followed by annualised declines of 19 per cent in the third and fourth quarters of the year. There was some optimism that housing starts may have begun to stabilise by the year-end, with housing permits rising in December after ten successive monthly falls. Continued strong profits growth meant that business investment remained robust but industrial production weakened markedly towards the end of the year. The unemployment rate remained relatively low, averaging 4.6 per cent in 2006. The trade deficit stabilised through most of the year and narrowed in the final months of 2006 in response to strong global growth and a weaker US dollar. Inflation rose by 4.3 per cent in the first half of the year due to energy price rises but subsequently fell to an annual rate of about 2 per cent as energy prices declined. The Federal Reserve raised short-term interest rates by 1 per cent in the first half of 2006 to 5.25 per cent, but kept rates unchanged thereafter. After rising from 4.4 per cent to 5.2 per cent in the first half of 2006, 10-year note yields fell to a low of 4.4 per cent in early December before increasing to 4.7 per cent by the year-end. The S&P500 stock market index rose by 13.6 per cent in the year.

     The Canadian economy slowed during 2006, with GDP growth falling from an annualised rate of 3.6 per cent at the beginning of the year to 1.7 per cent by the third quarter, largely reflecting slower export growth. Domestic demand remained robust and HSBC expects the momentum seen in 2006 to continue through 2007, supported by historically low levels of unemployment and a housing market

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

North America > 2006

Profit before tax

	Year ended 31 December

	2006	2005[1]	2004[1]
North America	US$m	US$m	US$m

Net interest income	14,268	13,295	13,787
Net fee income	4,766	3,952	3,197
Trading income	1,358	885	509
Net income/(expense) from financial instruments designated at fair value	(63)	434	–
Net investment income from assets backing policyholders’ liabilities	–	–	–
Gains less losses from financial investments	58	47	147
Dividend income	85	41	32
Net earned insurance premiums	492	477	450
Other operating income	922	642	341

Total operating income	21,886	19,773	18,463
Net insurance claims incurred and movement in policyholders’ liabilities	(259)	(232)	(236)

Net operating income before loan impairment charges and other credit risk provisions	21,627	19,541	18,227
Loan impairment charges and other credit risk provisions	(6,796)	(4,916)	(5,036)

Net operating income	14,831	14,625	13,191
Total operating expenses	(10,193)	(8,758)	(7,915)

Operating profit	4,638	5,867	5,276
Share of profit/(loss) in associates and joint ventures	30	48	(8)

Profit before tax	4,668	5,915	5,268

	%	%	%
Share of HSBC’s profit before tax	21.1	28.2	27.8
Cost efficiency ratio	47.1	44.8	43.4
Year-end staff numbers (full-time equivalent)	55,642	53,608	49,416
	US$m	US$m	US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	277,987	252,560	240,151
Loans and advances to banks (net)	17,865	10,331	20,911
Trading assets, financial instruments designated at fair value, and financial investments[3]	145,700	112,225	49,196
Total assets	511,190	432,490	348,132
Deposits by banks	11,484	7,780	13,720
Customer accounts	120,922	111,386	117,551

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Information disclosed in respect of 2005 and 2004 has been restated accordingly.
2	Third party only.
3	Including financial assets which may be repledged or resold by counterparties.

which, although showing signs of moderation, remained strong throughout 2006. Although energy prices eased, 2006’s commodity boom was expected to continue benefiting the Canadian economy through 2007. Inflation remained problematic with core prices moving above the Bank of Canada’s (‘BoC’) preferred target rate of 2 per cent, and productivity remained relatively weak. Having raised its overnight interest rate from 3.25 per cent at the start of 2006 to 4.25 per cent in May, the BoC kept rates on hold for the rest of the year.

Review of business performance

HSBC’s operations in North America reported a pre-tax profit of US$4,668 million compared with US$5,915 million in 2005, a decrease of 21 per cent. On an underlying basis, pre-tax profits declined by 25 per cent. Underlying net operating income before loan impairment charges was higher by 6 per cent, reflecting the income benefit of asset growth in Personal Financial Services. This revenue growth was more than offset by a significant rise in loan impairment charges in the correspondent mortgage services business within HSBC Finance, as slowing house price appreciation and the projected effect of

Back to Contents

interest rate resets impacted loss estimates from rising credit delinquency. This is described more fully below and on page 189. In Commercial Banking, investment in distribution channels delivered growth from increased lending and deposit taking. In Corporate, Investment Banking and Markets, strong trading results more than offset lower balance sheet management revenues, which were constrained by compressed spreads in a flat interest rate yield curve environment. Underlying operating expenses increased by 13 per cent to support investment in business expansion and branch openings in the Personal Financial Services business.

     The commentary that follows is on an underlying basis.

     Personal Financial Services generated a pre-tax profit of US$3,391 million, a decrease of 23 per cent compared with 2005. Net operating income rose at a slower rate than cost growth, due to constrained balance sheet growth in the second half of the year, higher collection expense and significantly higher loan impairment charges. The increased loan impairment charges recognised in respect of HSBC Finance’s correspondent mortgage services business more than offset the non-recurrence of charges arising in respect of hurricane Katrina and the change in bankruptcy legislation in 2005. The cost efficiency ratio worsened as costs rose faster than revenues.

     In the US, pre-tax profit of US$3,128 million was 24 per cent lower than in 2005, reflecting the significantly higher loan impairment charges noted above and additional costs incurred in support of business expansion in both the consumer finance company and the retail bank. Beginning in 2004, HSBC implemented a growth strategy for its core banking network in the US which included building deposits over a three to five year period across multiple markets and segments utilising diverse delivery systems. During 2006 the strategy included various initiatives, the most important of these being growing the deposit base by emphasising more competitive pricing and introducing high yielding products, including internet savings accounts. These have grown significantly since late 2005 to US$7 billion, of which US$6 billion arose in 2006 and US$5 billion of the 2006 growth was from new customers. Retail branch expansion in existing and new geographic markets was also a key initiative, with 25 new branches opened in 2006.

     In Canada, profit before tax was 21 per cent lower, partly due to the absence of provision releases made in 2005 in the core banking operations. Revenues rose but this was offset by costs incurred in support of expansion in consumer finance and investments made in the bank distribution channels.

     Net interest income of US$12,964 million was 7 per cent higher than in 2005. In the US, there was strong growth in mortgages, cards and other personal non-credit card lending, particularly in the first half of the year, and this, coupled with higher deposit balances, led to a 6 per cent increase in net interest income as competition reduced both asset and deposit spreads.

     Average deposit balances in the US rose by 21 per cent to US$32.2 billion, mainly led by the continued success of online savings. The HSBC Premier investor product also continued to grow strongly. During the year over 22,000 new accounts were opened and balances rose by 139 per cent as US$2.1 billion in incremental deposits were taken. Customers migrated to higher yielding products which led to a change in product mix, and the consequent reduction in spreads partly offset the benefits of balance growth.

     There was a marked slowdown in the US housing market during 2006, although towards the end of the year demand for housing showed signs of stabilising. However, the supply of houses for sale remained high, with the overall outlook still uncertain. Average mortgage balances rose by 9 per cent to US$123.8 billion, with growth concentrated in non-prime balances in the mortgage services correspondent and branch-based consumer lending businesses. Prime mortgage balances originated and retained through the core banking network continued to decline. This reflected an ongoing strategic initiative to manage the balance sheet by selling the majority of new prime loan originations to government-sponsored enterprises and private investors, along with planned securitisations and the normal run-off of balances. Overall, yields improved from the combined effects of a change in product mix to higher-yielding non-prime mortgages and repricing initiatives. Despite this improvement in yields, spreads narrowed due to higher funding costs as interest rates rose, and this reduced the positive income benefit of the higher lending balances.

     The following comments on mortgage lending relate to HSBC Finance as mortgage lending growth in 2006 was concentrated in this business.

     In the branch-based consumer lending business, average mortgage balances grew by 15 per cent to US$41.2 billion as lending secured on real estate, which included a near-prime product introduced in 2003, was pursued. This growth was augmented by portfolio acquisitions, most notably the

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

North America > 2006

US$2.5 billion Champion mortgage portfolio purchased from KeyBank, NA in November 2006.

     In the mortgage services correspondent business, average balances of US$49.9 billion were 28 per cent higher than in 2005. During 2005 and the first half of 2006, emphasis was placed on increasing both first and second lien mortgages by expanding sources for the purchase of loans from correspondents. In the second quarter of 2006, HSBC began to witness deterioration in the performance of mortgages acquired in 2005, particularly in the second lien and portions of the first lien portfolios. This deterioration continued in the third quarter and began to affect the equivalent loans acquired in 2006. In the final quarter of 2006, the deterioration worsened considerably, mainly in first lien adjustable rate mortgage (‘ARM’) balances and second lien loans.

     A series of actions were initiated in the third quarter to mitigate risk in the affected components of the portfolio. These included revising pricing in selected origination segments, tightening underwriting criteria to eliminate or substantially reduce higher risk products (especially in respect of second lien, stated income (low documentation) and lower credit scoring segments), and enhancing segmentation and analytics to identify higher risk portions of the portfolio and increase collections. These initiatives led to a decline in overall portfolio balances during the second half of 2006, mostly attributable to lower purchases of second lien and certain higher-risk products, along with the normal run-off of balances.

     Average credit card balances in the US rose by 6 per cent to US$26.8 billion. The market continued to be highly competitive with many lenders placing reliance on promotional rate offers to generate growth. HSBC took a strategic decision to reduce the amount of its equivalent offers and instead grew its HSBC branded prime, Union Privilege and non-prime portfolios largely from targeted marketing campaigns. Margins widened, reflecting improved yields as the product mix changed towards higher levels of non-prime and lower levels of promotional balances, coupled with other re-pricing initiatives undertaken on variable rate products. This more than offset the adverse effect of higher funding costs and augmented the income benefits of the increased loan book.

     In the retail services business, average balances rose by 6 per cent to US$15.8 billion. This was mainly driven by newer merchants, changes in product mix and the launch of three co-branded programmes; the MasterCard and Visa partnerships with Best Buy and Saks Fifth Avenue, and the Neiman Marcus co-branded card with American Express. The positive income benefits from higher balances were more than offset by lower spreads, as a large proportion of the loan book priced at fixed rates was affected by higher funding costs. This was further affected by changes in the product mix as lower yielding department store card balances grew more strongly, and by competitive downward pricing pressures. Changes in merchant contractual obligations also led to lower net interest income, though this was offset by reduced partnership payments to those merchants.

     Growth opportunities in the motor vehicle financing industry were particularly challenging in 2006, driven by a reduction in incentive programmes offered by manufacturers and a rising interest rate environment. Notwithstanding these factors, average balances rose by 12 per cent. This was led by strong organic growth in the near-prime portfolio from an increased emphasis on strengthening relationships with active dealers, and greater volumes generated from the consumer direct programme. Refinancing volumes rose, directly attributable to the successful consumer refinance programme, which recorded a 48 per cent increase in originations.

     In Canada, net interest income rose by 16 per cent due to lending and deposit growth. Average mortgage balances grew as a result of the continued strength of the housing market and ongoing branch expansion in the consumer finance business. The strong economy drove higher levels of unsecured lending as consumer spending rose. Expansion of the consumer finance motor vehicle proposition and the launch of a MasterCard programme in 2005 contributed further to asset growth, while increased marketing activity led to a rise in personal non-credit card lending balances. Asset spreads narrowed, largely from lower yields which reflected changes in product mix and competitive market conditions.

     Average deposit balances grew by 6 per cent compared with 2005, with the notable success of a new high rate savings account and a sale campaign celebrating HSBC’s 25th anniversary in Canada. Deposit spreads widened as interest rates rose, contributing further to the increase in net interest income.

     Net fee income grew by 13 per cent to US$3,675 million, with increases in both the US and Canada. The 13 per cent rise in the US was largely led by higher fees from the credit card and retail services businesses. Credit card fee income from the consumer finance business increased by 8 per cent, primarily from balance growth in the non-prime

Back to Contents

portfolio, improved interchange rates and lower fee charge-offs. Revenues from credit card partnership enhancement services rose due to greater sales volumes, expansion into new customer segments and balance growth.

     Within the US retail services business, net fee income rose, reflecting lower merchant payments, in part due to changes in contract obligations with certain merchants. A rise in late fees from growth in customer account balances and higher fees on overdue payments contributed further to the increase.

     In the US mortgage-banking business, net fee income declined. Although mortgage loan service volumes grew in 2006, contributing additional fee income from the greater proportion of mortgages originated and then sold with mortgage servicing rights retained, these benefits were more than offset by higher amortisation charges and lower releases of temporary impairment provisions on mortgage servicing rights. The taxpayer financial services business generated higher fee income from increased loan volumes during the 2006 tax season.

     In Canada, net fee income rose by 5 per cent to US$217 million. Continued growth in the wealth management business resulted in higher investment administration fees, and credit card fee income rose, driven by increased lending.

     Trading income fell by 17 per cent, due to lower income on HSBC Finance’s Decision One mortgage balances held for resale to secondary market purchasers. This primarily reflected additional losses incurred following the repurchase of certain mortgages previously sold to external third parties which had subsequently gone into default. Higher losses on derivatives that did not meet the criteria for hedge accounting contributed further to the decrease.

     A US$20 million gain from the MasterCard Incorporated IPO was the key reason for the increase in gains from financial instruments.

     Other operating income also rose, primarily driven by gains on various asset disposals. Most notably, a US$123 million profit was achieved on disposal of HSBC’s investment in Kanbay International Inc, a worldwide information technology services firm. Income from overnight and short-term money market investments also rose. These benefits were partly offset by greater losses incurred on sales of repossessed properties, following a 42 per cent rise in such properties as customers defaulted on their mortgage payments.

     Loan impairment charges and other credit risk provisions of US$6,683 million were 28 per cent higher than in 2005. In the US, loan impairment charges rose by 28 per cent despite the non-recurrence of significant charges which arose in 2005 following hurricane Katrina and increased levels of bankruptcy filings in the final quarter of the year. Loan impairment charges were also higher in the second half of 2006 compared with both the preceding half and the second half of 2005. The increase was primarily driven by significantly higher delinquencies and losses in the mortgage services correspondent business, concentrated in second lien and portions of first lien mortgages originated and purchased in 2005 and 2006. As noted previously, HSBC witnessed a deterioration in the performance of these 2005 originations during the first half of 2006. This deterioration continued into the third quarter and started to affect equivalent loans originated in 2006. In the final quarter of 2006, deterioration of these loans, largely the first lien adjustable rate and second lien loans, worsened considerably. The heightened risk of loss was attributable to lower equity in homes as price growth moderated or reversed, together with a higher prospective interest burden from ARM resets. As many of these mortgages were being re-priced in an environment of higher interest rates, slower asset price appreciation and tightening credit, HSBC considers it highly likely that these factors will lead to increased instances of default in the future on both first and any associated second lien loans. Accordingly, a significant increase in loan impairment charges was recorded in the final quarter of the year.

     Higher lending, the seasoning1 of the loan portfolio, and a return to more normal historical levels of delinquency from the exceptionally favourable credit conditions experienced in recent periods, all contributed to the overall increase in impairment charges in the US. This was partly offset by lower numbers and levels of bankruptcy filings and the positive effect of low unemployment. The credit card business, in addition, benefited from improved recovery rates from loans previously written off. Notwithstanding the accelerated credit weakness witnessed in the mortgage services correspondent business, credit performance as measured by delinquency and loss in the majority of the other lending portfolios, including mortgage balances originated through the branch-based consumer lending business gradually deteriorated from the seasoning of a growing portfolio and the rising proportion of credit card balances. Loan impairment charges in these portfolios were

1	‘Seasoning’ describes the emergence of credit loss patterns in portfolios over time.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

North America > 2006

consequently higher in the second half of 2006 as these portfolios seasoned, coinciding with the weakening housing market.

     In Canada, loan impairment charges were 38 per cent higher. This primarily reflected the non-recurrence of loan impairment releases from core banking operations, which occurred in 2005, as well as growth in both secured and unsecured lending balances and higher delinquency rates in the motor vehicle finance business.

     Operating expenses grew by 12 per cent to US$7,379 million. In the US, costs of US$6,706 million were 11 per cent higher than in 2005. In the consumer finance business, the rise was driven by increased headcount to support incremental collections activity, and greater volumes. Higher costs were incurred in marketing cards to support the launch of new co-branded credit cards, greater levels of mailing and other promotional campaigns in the cards and retail services businesses. IT and administrative expenses grew in support of higher asset balances. A lower level of deferred origination costs in the mortgage services business, due to a decline in volumes, contributed further to the cost growth.

     In HSBC Bank USA, expense growth was primarily driven by branch staff costs from additional headcount recruited to support investment in business expansion and new branch openings. Greater emphasis placed on increasing the quality and number of branch staff dedicated to sales and customer relationship activities, which changed the staff mix, also contributed to cost growth. The continued promotion of the on-line savings product, new branch openings and branding initiatives at the John F. Kennedy International and LaGuardia airports in New York led to a rise in marketing costs. IT costs also grew following significant investment expenditure incurred on several key network efficiency projects.

     In Canada, costs rose by 19 per cent, mainly due to higher staff and marketing costs. Staff costs grew by 13 per cent, with increased headcount supporting expansion of the consumer finance business and bank distribution network. Continuing investment in growing the wealth management business and higher incentive costs reflecting improved revenues also contributed to the increase. Marketing costs grew following external campaigns to improve brand awareness.

     Commercial Banking’s pre-tax profits rose by 4 per cent to US$957 million, largely driven by lending and deposit growth and higher fee income, partly offset by increased loan impairment charges.

Costs rose mainly from geographical expansion in the US and branch and business expansion in Canada. The cost efficiency ratio worsened by 2.1 percentage points, as costs grew faster than revenues.

     Net interest income grew by 15 per cent to US$1,362 million. In the US, net interest income was 13 per cent higher, as HSBC continued to expand its geographical presence, notably in Boston, Connecticut, New Jersey, Philadelphia, Washington D.C., Chicago and Los Angeles. Average deposit balances rose by 30 per cent, aided by geographical expansion and greater focus placed on generating balances from commercial real estate companies and middle market customers. In particular, there was an increased emphasis on attracting high margin balances from cash management sales activities. Rising interest rates encouraged customers to transfer funds to higher yielding products and the resulting change in product mix led to a narrowing of liability spreads.

     The 7 per cent growth in average lending balances was principally led by greater volumes generated from small business and middle market customers. This was achieved by a combination of geographical expansion, increased marketing activity and the recruitment of additional small-business relationship managers. Asset spreads narrowed due to competitive pricing pressures, particularly in the middle market customer segment, which partly offset the income benefits from higher lending volumes.

     In Canada, net interest income increased by 14 per cent. The strong economy encouraged continued business investment by customers and this, in conjunction with HSBC’s reputation for customer service and relationship management, helped generate a 15 per cent growth in average lending balances. Loan spreads were broadly in line with 2005. There was a 35 per cent improvement in average deposit balances, driven by various factors including the acquisition of new customers, strengthening relationships with existing ones, and enhancing payment and cash management products. Deposit spreads widened as interest rates rose, augmenting the income benefits from higher balances.

     Net interest income in Bermuda grew by 42 per cent, partly due to interest rate rises which widened deposit spreads. Deposit balances increased by 26 per cent, while increased cross-sales activity contributed to a 26 per cent rise in average lending balances.

Back to Contents

     Net fee income improved by 13 per cent to US$329 million. In the US, the 11 per cent rise was primarily due to an increase in syndication capabilities, which led to higher commercial mortgage fees, and from business expansion into new geographical markets. In Canada, growth in new lending business led to higher levels of service charges, and credit fees increased following the rise in customer numbers. Product enhancements and additions to the sales force helped grow fee income from payment and cash management services.

     There was a small reduction in other operating income, largely due to the net effects of lower gains on asset disposals in the US.

     Also in the US, the redemption of bonds issued by the Venezuelan government led to a US$19 million gain from financial instruments.

     Loan impairment charges were US$74 million compared with a net release of US$21 million in 2005. In the US, the increase reflected strong growth in lending balances to small and middle market customers, higher write-offs in the small business segment and the exceptionally low charges recorded in 2005 compared with historical levels. Loan impairment charges rose in Canada following the non-recurrence of releases which occurred in 2005 and, in Bermuda, net releases compared with charges in 2005.

     Operating expenses grew by 21 per cent to US$814 million. The 27 per cent rise in the US was driven by a combination of increased costs incurred in support of geographical expansion and the recruitment of additional sales staff to drive revenue growth. In Canada, operating expenses were 14 per cent higher from additional headcount recruited to support branch and network expansion and increased salary and bonus costs, which reflected improved revenues. Expenditure incurred in order to develop the business, largely due to HSBC brand campaigns, contributed further to cost growth.

     Income from associates rose by US$34 million, including HSBC’s share from an equity investment in Wells Fargo HSBC Trade Bank N.A. of US$11 million in the US. Income from associates of US$22 million in Canada was attributable to higher gains and distributions from private equity fund investments. These funds, in which HSBC has maintained a minority interest, were established to provide institutional investors with access to private equity investment opportunities.

     Corporate, Investment Banking and Markets reported a pre-tax profit of US$423 million, 28 per cent lower than in 2005. The result in 2005 benefited from a US$106 million favourable movement on ineffective hedges on HSBC’s own debt and, excluding this, profit before tax decreased by 12 per cent. The fall in profits was primarily due to a decline in balance sheet management revenues. Balance sheet management activity continued to be constrained by compressed spreads in a flat interest rate yield curve environment, with a resultant decrease of US$347 million. Operating expenses were higher by 19 per cent with a significant portion of the increase driven by the first full year effect of recruitment and business expansion in 2005, and by specific initiatives taken in early 2006. This investment in extending the trading platform, notably in mortgage-backed securities, structured derivatives, metals and foreign exchange, produced record trading revenues.

     Net fee income and trading income also grew, reflecting the measures taken to strengthen HSBC’s presence in the region.

     In Global Banking, net interest income in payments and cash management rose by 66 per cent, largely due to an over 50 per cent growth in balances.

     Net fee income rose by 13 per cent to US$656 million. Increases in fee income within the newly expanded mortgage-backed securities and equity underwriting businesses were driven by higher volumes. The securities services business benefited from a combination of new client volumes and market-driven asset growth. However, income from debt underwriting activity declined due to fewer deals, particularly in the second half of the year. In Global Banking, higher transaction volumes in the recently enhanced payments and cash management business, and an increase in customer volumes driven by a wider product offering, led to higher net fee income.

     HSBC’s operation in Canada reported a 31 per cent increase in fees, reflecting a growth in funds under management within Group Investment Businesses, coupled with higher fees from the lending business and HSBC Securities Services.

     Net trading income more than doubled to US$818 million. In Global Markets, a wider product offering and improved sales capabilities drove significant gains across all major client-related activities. Revenues were further boosted by the first full year contribution from the mortgage-backed securities trading business. Credit and Rates benefited from tightening credit spreads and increased customer flows. Structured derivatives income more than doubled, reflecting successful product launches as well as increased sales of

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

North America >2006 / 2005

tailored solutions. Revenues in the foreign exchange business remained robust against the backdrop of a weakening US dollar.

     In Canada, trading income more than doubled, with higher gains from foreign exchange; a result of increased volatility of the Canadian dollar against the US dollar.

     Gains from financial investments were 79 per cent lower as income from the disposal of securities declined.

     A 50 per cent increase in other income was driven in part by higher revenues in HSBC’s Sharia-compliant property fund business, which were offset by higher related costs.

     The overall credit environment remained stable, although a small loan impairment charge of US$3 million compared unfavourably to a net release of US$64 million in 2005.

     Operating expenses increased by 19 per cent to US$1,641 million, mainly due to the first full year effect of the business expansion which took place in 2005 and additional expenditure in early 2006. In Global Markets, cost growth was primarily driven by the mortgage-backed securities, structured derivatives and equity businesses. Staff costs increased by 11 per cent, reflecting the first full year effect of people recruited in 2005, performance incentives that rose in line with revenue and selective hires in early 2006.

     Operational expenses in the payments and cash management and the securities services businesses increased as business volumes grew and the related support businesses were expanded.

     HSBC’s share of profits from associates declined significantly reflecting the non-recurrence of distributions from a private equity associate.

     Private Banking contributed a pre-tax profit of US$114 million, an increase of 12 per cent compared with 2005. HSBC’s onshore presence was enhanced by the opening of offices in Chicago and Greenwich, Connecticut. Revenue growth, driven by significantly higher core fees and commissions and improved trading results, was offset in part by loan impairment charges of US$35 million, US$29 million of which related to a single customer. The cost efficiency ratio improved by 6.2 percentage points to 70.4 per cent.

     Net interest income increased by 15 per cent to US$212 million. A deposit-raising campaign proved successful at garnering funds, the total raised by the year-end reaching US$2.5 billion. Overall, deposit balances rose by 25 per cent and lending balances increased by 14 per cent. Deposit spreads were marginally lower than in 2005.

     Net fee income grew strongly, increasing by 20 per cent to US$240 million. Wealth and Tax Advisory Services (‘WTAS’) continued to expand its client base – it rose by 31 per cent in 2006 – and reported significant revenue growth, benefiting from restrictions placed on the major auditing firms with regard to providing personal tax advice to employees of audit clients. Higher funds under management and an increase in referrals with other HSBC businesses also contributed to the increased level of fee income.

     A one-off gain of US$9 million arose from a partial disposal of a holding in the Hermitage Fund, offsetting the non-recurrence of US$9 million of income following the sale of a number of small trust businesses in 2005.

     Client assets increased by 5 per cent to US$43 billion, with net new money of US$5 billion. This included a significant contribution from the higher fee-earning discretionary SIS and CIS products in which the value of client assets rose to US$1.4 billion.

     Operating expenses of US$355 million were 10 per cent higher than in 2005. This rise was primarily attributable to hiring front office private banking staff and fee-earning staff within WTAS.

     In Other, movements in the fair value of own debt and associated swaps resulted in losses of US$128 million in 2006, compared with profits of US$401 million in 2005.

     Business expansion led to higher transaction volumes, which resulted in increased utilisation of IT systems and solutions. Branch expansion, the integration of Metris, and the launch of new products also contributed to an 8 per cent increase in costs and income at the group’s North American technology centre. In hsbc.com, accrued costs associated with the development of HSBC’s second generation internet banking platforms were recharged to other customer groups, which resulted in higher operating income.

Year ended 31 December 2005 compared with year ended 31 December 2004

Economic briefing

Despite cooling in the fourth quarter, GDP growth in the US was 3.5 per cent in 2005. Consumer spending grew by a healthy 3.6 per cent in 2005 despite slowing in the fourth quarter because of the hurricanes, higher energy costs and lower auto sales. Growth in equipment and software investment was

Back to Contents

robust, rising 11 per cent. Unemployment fell by 0.5 per cent to 4.9 per cent in 2005, with 2 million new jobs created. The Federal Reserve’s favoured inflation measure, the core personal consumption expenditure deflator, was contained, rising 2 per cent in 2005. Headline inflation in 2005 was higher due to increased energy prices, as the full year consumer price index rose 3.4 per cent. The Federal Reserve raised interest rates eight times during the year, from 2.25 per cent to 4.25 per cent. 10-year bond yields and equity markets rose moderately during 2005 as the US dollar strengthened, ending the year at US$1.18 to the euro compared with US$1.35 at the end of 2004.

     Canada’s growth was 2.9 per cent in 2005, as strong employment growth and, late in the year, rising earnings, boosted consumer spending. The unemployment rate fell to 6.4 per cent, the lowest level since 1976. In the second half of the year, exports rose, boosted by strong global demand. In the energy sector, investment and profits rose strongly as oil prices soared, with the positive economic impact being most pronounced in Western Canada. Gasoline prices lifted headline inflation to a peak of 3.4 per cent in September, but it fell back sharply and core inflation was 1.6 per cent by the year-end. Having been kept on hold for much of the year, interest rates were raised by 75 basis points between September and December. The BoC has indicated that further increases may be required.

Review of business performance

HSBC’s operations in North America reported a pre-tax profit of US$5,915 million, compared with US$5,268 million in 2004, representing an increase of 12 per cent. On an underlying basis, pre-tax profits grew by 11 per cent and represented around 28 per cent of HSBC’s equivalent total profit. In the US, the benefits from strong deposit growth in Personal Financial Services were partly negated by narrowing spreads on lending in the rising interest rate environment. In Commercial Banking, growth in pre-tax profits was largely driven by lending and deposit balance growth and improved liability interest margins. In Corporate, Investment Banking and Markets, growth in revenues was offset by investment expenditure to build the platform and infrastructure required for future growth.

     The commentary that follows is on an underlying basis.

     Personal Financial Services, including the consumer finance business, generated a pre-tax profit of US$4,181 million, 9 per cent higher than in 2004. Under IFRSs, from 1 January 2005, HSBC changed the accounting treatment for certain debt issued and related interest rate swaps. This did not change the underlying economics of the transactions. The resulting revenues of US$618 million in 2004 are excluded from the following commentary. In addition, interest income earned on mortgage balances held on HSBC’s balance sheet pending sale into the US secondary mortgage market was reported under trading income. In 2004 this was reported in net interest income. This difference in treatment is also excluded from the following commentary.

     In the US, profit before tax rose 28 per cent to US$3,853 million. The rise in profit was largely driven by widening deposit spreads, strong deposit and customer loan growth and higher fee income, partly offset by lower asset spreads due to higher funding costs. Loan impairment charges fell, notwithstanding the higher charges due to the combined effects of hurricane Katrina and changes in bankruptcy legislation. Profit before tax in Canada rose 93 per cent as net interest income increased due to strong asset and liability growth and widening deposit spreads.

     Net interest income grew by 3 per cent to US$11,636 million, mainly from increases in both the US and Canada. In the US, net interest income rose by 3 per cent, largely driven by higher deposit balances and widening deposit spreads. Average loan balances grew strongly, in particular from prime and non-prime residential mortgages. With ongoing strong demand for unsecured lending, the credit card, private label card and personal non-credit card portfolios continued to grow. The benefits of strong asset growth were largely offset by lower spreads as interest rates rose.

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

     Overall, average mortgage balances, including US$3.3 billion held for resale, rose by 27 per cent to US$112.1 billion. This was due to the significant expansion of ARMs originated during 2004 in the US bank and strong growth within the mortgage services and branch-based consumer lending

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

North America > 2005

businesses. These volume benefits were largely offset by narrowing spreads as yields fell due to changes in product mix and higher funding costs.

     Prime mortgages originated in 2005 were largely sold into the large government-sponsored mortgage associations, reflecting a strategic decision to focus on loans originated through the retail channel and reduce HSBC’s reliance on lower spread business generated by the network of mortgage correspondents. The improvements in retail channel sales were achieved by capitalising on the HSBC brand, and the newly expanded branch network and customer base. As interest rates rose, demand for ARM products in 2005 declined as customers migrated towards longer-term fixed rate mortgages. ARM-originated loans fell from 67 per cent of all loans originated in 2004 to 30 per cent in 2005. Spreads narrowed on prime mortgages, largely because of higher funding costs and marginally lower yields, the latter due to the full year effect of the strong growth of lower-yielding ARMs originated in 2004.

     HSBC continued to grow its sub-prime and near-prime mortgage portfolios, primarily within the mortgage services and branch-based consumer lending businesses. The mortgage services business, which purchases mortgage loans from a network of correspondents, recorded strong average loan growth of 42 per cent to US$39.1 billion, of which US$1.7 billion related to mortgages held for resale. Continued focus on growing the second lien portfolio, widening the first lien product offering and expanding sources for the purchase of loans from ‘flow’ correspondents contributed further to the increase. Within the branch-based consumer lending business, average mortgage balances grew by 19 per cent to US$35.7 billion, reflecting a combination of increased marketing activity and higher sales volumes of near-prime mortgages and ARMs, first introduced in the second half of 2004. In addition, the consumer lending business purchased US$1.7 billion of largely sub-prime mortgage loans through a portfolio acquisition programme. The benefits of higher sub-prime and near-prime balances were largely offset by lower spreads. Yields fell due to the combined effects of strong refinancing activity, significant amounts of older higher-yielding loans seasoning, continued product expansion into the near-prime customer segments and competitive pricing pressures. The higher cost of funds due to rising interest rates also contributed to the decline in spreads.

     Average loan balances within the consumer finance credit cards business rose by 7 per cent to US$19.8 billion, despite the highly competitive environment, where overall market growth remained weak. By increasing the level of marketing promotions, HSBC was able to grow organically the HSBC branded prime, Union Privilege and non-prime portfolios. The benefit of higher balances was more than offset by higher funding costs. Yields, however, improved due to a combination of higher-yielding sub-prime receivable balances, increased pricing on variable rate products and other re-pricing initiatives.

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

Back to Contents

     In Canada, net interest income grew by 21 per cent, due to growth in average loan and deposit balances, augmented by widening deposit spreads. Branch expansion in the consumer finance business generated higher average loan balances in real estate secured and unsecured lending. Credit card balances also grew, following the successful launch of a MasterCard programme.

     Net fee income grew by 23 per cent to US$3,050 million, driven by the strong performance in the US, where the 23 per cent increase was mainly from retail and credit card services, the mortgage banking business and the taxpayer financial services business. Fee income within the consumer finance credit cards business increased by 19 per cent, or US$300 million, largely because of increased transaction volumes, loan balance growth and improved interchange rates. Greater use of the ‘intellicheck’ product, which enables customers to pay their credit card balances over the telephone, contributed an additional US$33 million of revenues. Revenues from ancillary services rose by US$77 million, reflecting higher sales volumes, new product launches and expansion into new customer segments.

     Within the US retail services business, fee income rose, mainly because merchant partnership payments fell due to changes in contractual obligations with certain clients. In part, this reflected reduced loan spreads associated with the lower merchant payments.

     Fee income from the US mortgage-banking business increased. As interest rates gradually rose, refinancing prepayments of mortgages declined, with levels of loan refinancing activity falling from 50 per cent of total loans originated in 2004 to 44 per cent in 2005. This led to lower amortisation charges and the subsequent release of temporary impairment provisions on mortgage servicing rights. In addition, the value of servicing rights was better protected by an improved economic hedging programme using a combination of derivative financial instruments and investment securities. A revised fee structure, introduced in the second half of 2004, produced a 6 per cent increase in fee income from deposit-related services in HSBC’s US bank.

     Within the US taxpayer financial services business, fee income grew by 12 per cent, driven by higher average loan balances and the sale of previously written-off loan balances. HSBC is the sole provider of bank products to H&R Block, the largest retail tax preparation firm in the US, and in September 2005 extended this arrangement by signing a new five-year contract. Since June 2004,

HSBC has retained in-house the clearing business for refund anticipation payments which was previously carried out by a third party. This generated additional revenues of US$19 million for HSBC in the US.

     In Canada fee income rose from higher investment management fees driven by growth in funds under management and higher credit card fee income from the consumer finance business.

     Trading income in 2005 was 10 per cent lower. In the US mortgage banking business revenues increased, largely as a result of more originations and sales related income, which reflected improved gains on each individual sale and a 41 per cent increase in the volume of originated loans sold. In addition, a higher percentage of ARM loans that previously would have been held on balance sheet were sold in 2005. This was offset by lower gains on Decision One sales in the mortgage services business.

     The increase in other income largely arose in the US. Losses from the sale of properties repossessed after customers had defaulted on their mortgage payments, which were recorded as a reduction in other income, were US$96 million lower than in 2004. This was attributable to improvements in the process by which fair market value was determined at the time of repossession, and to a reduction in the number of properties falling into repossession as credit quality improved.

     Loan impairment charges and other credit risk provisions of US$5,001 million were 3 per cent lower than in 2004. In the US, charges were lower notwithstanding the adverse effect of hurricane Katrina and higher bankruptcy filings following changes in bankruptcy legislation. Partly offsetting the effect of these events was the non-recurrence of US$47 million of charges which arose from the adoption in 2004 of Federal Financial Institutions Examination Council (‘FFIEC’) charge-off policies relating to retail and credit card balances. Excluding these factors, the lower charge reflected favourable credit conditions in the US. Higher levels of secured lending, continued targeting of higher credit quality customers and improvements in underwriting contributed to the reduction. In Canada, charges were in line with prior year, as higher charges in the consumer lending business due to loan growth were offset by provision releases in the core bank business.

     Operating expenses grew by 4 per cent to US$6,317 million. In the US, costs increased by 3 per cent as staff and marketing expenses rose in the consumer finance business to support revenue

85

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

North America > 2005

growth, and acquisition costs were incurred following the Metris purchase. In the credit cards business, marketing expenditure increased on the non-prime portfolios and from investment in new initiatives. Marketing expenses also rose following changes in July 2004 in contractual obligations associated with the General Motors’ co-branded credit card portfolio, but these were partly offset by improved income from lower account origination fees.

     In HSBC’s US bank, costs grew to support business expansion and new branch openings. Brand awareness programmes in the second and fourth quarters increased marketing costs, and expenditure was incurred on promoting the online savings product. The benefit of these initiatives was reflected in a significant increase in customer awareness of the HSBC brand. Within the retail brokerage business, cost increases reflected more stringent regulatory requirements.

     In Canada, operating expenses grew, mainly due to the opening of new branches within the consumer finance business, and expansion of the mortgage and credit cards businesses.

     Commercial Banking’s pre-tax profits increased by 26 per cent to US$892 million, primarily due to lending growth and improved liability interest spreads.

     Net interest income increased by 19 per cent to US$1,157 million. In the US, deposit growth, particularly among small businesses, contributed to a 20 per cent increase in net interest income. The recruitment of additional sales and support staff and expansion on both the East and West coasts led to a 15 per cent increase in deposits and a 16 per cent increase in lending balances, with income from commercial real estate lending rising by 27 per cent. HSBC achieved particularly strong growth in the SME market and maintained its market-leading position in small business administration lending in New York State. Following its launch in the first half of 2005, the ‘Select Investor’ product, which offers competitive tiered interest rates, attracted US$420 million of deposits. ‘Business Smart’, a product offering free checking and other value offerings to commercial customers, performed strongly following its launch at the end of 2004, attracting 41,000 new customers and balances of over US$1.0 billion.

     In Canada, net interest income increased by 16 per cent as higher oil and other natural resource prices led to strong economic growth, and low interest rates increased demand for lending products. Average lending balances increased by 20 per cent, as leasing balances grew by 33 per cent and commercial real estate lending rose by 19 per cent. Average deposit and current account balances increased by 21 per cent and 24 per cent respectively, reflecting the buoyant economy, the launch of HSBCnet in Canada and more brand advertising. Both asset and liability spreads were broadly in line with 2004.

     Other income, including net fee income, increased by 7 per cent to US$374 million as a result of higher gains on the sale of properties and investments in the US.

     There was a US$21 million net release of loan impairment charges compared with a net charge of US$7 million in 2004. Significant releases in Canada were partly offset by higher charges, driven by lending growth, in the US. In Canada, improved credit quality led to a US$34 million net release of loan impairment provisions. In the US, credit quality remained high in the favourable economic conditions, with the proportion of impaired loans to assets decreasing by 49 basis points.

     Operating expenses increased by 8 per cent to US$660 million, driven by the US where expansion in the SME and MME markets and in the commercial mortgage sector led to a 17 per cent increase in staff numbers. New MME offices were opened in Philadelphia and New Jersey, following the establishment of offices in Los Angeles and San Francisco in 2004. The launch of ‘Select Investor’ and promotion of ‘Business Smart’ led to higher marketing costs.

     Corporate, Investment Banking and Markets reported a pre-tax profit of US$573 million, 37 per cent lower than in 2004. The overall increase in revenue was exceeded by higher expenses, which reflected the full year cost of the expanded operations in the US and the continuing investment in a number of specific initiatives designed to build stronger execution and delivery capabilities.

     Total operating income rose by 4 per cent. In the US and Canada, balance sheet management and money market revenues declined by US$353 million as rising US dollar short-term interest rates led to further flattening of the yield curve.

     Net interest income from the payments and cash management business in the US grew by 65 per cent, principally due to an 82 per cent growth in balances.

     Net fees increased by 24 per cent, primarily due to higher volumes in Global Investment Banking, reflecting positive momentum from an extension of the product range, particularly in debt capital markets, where earnings grew by 67 per cent. Equity

86

Back to Contents

capital markets revenue improved from a low base and higher income streams were generated from a regular flow of new deals from asset-backed securities. Global Transaction Banking fees rose, reflecting higher customer volumes in payments and cash management.

     Income from trading activities increased, due in part to higher revenues in the US from credit trading following losses in 2004, and a tightening of credit spreads. Business lines in which HSBC has invested, such as equities and structured derivatives, also showed strong year-on-year gains.

     There was a reduction of US$24 million in the net release of loan impairment allowances, primarily due to the non-recurrence of a number of large releases. New impairment allowances against corporate clients remained broadly in line with last year.

     Operating expenses increased by 44 per cent to US$1,376 million. In 2005, the proportionately greater investment in North America compared with other regions reflected HSBC’s commitment to strengthen global reach by developing its presence in this region. HSBC continued to invest throughout the year in expanding product capabilities, particularly in structured derivatives, equities, research, mortgage-backed securities and advisory, and the build-out of specialist sector teams in the US. Nearly half of the incremental cost was attributable to this investment.

     Staff costs rose by 40 per cent, reflecting the full year of recruitment in the latter part of 2004 and selective hiring in 2005 which resulted in an increase of 856 staff in Corporate, Investment Banking and Markets in North America.

     Non-staff costs grew correspondingly and included the expense incurred in building critical infrastructure and investment in new technology.

     Private Banking contributed a pre-tax profit of US$104 million, an increase of 55 per cent on 2004, driven by growth in client assets and the balance sheet, and the expansion of Wealth and Tax Advisory Services (‘WTAS’).

     Net interest income increased by 11 per cent. Lending balances rose by over 30 per cent as clients borrowed on a secured basis to make alternative investments. Mortgage lending also grew, supported by the launch of a ‘Tailored Mortgage’ product during the year. Spreads on current accounts increased by 40 basis points, reflecting the benefit of interest rate increases during the year.

     A number of smaller trust accounts were sold in 2005, generating one-off income of US$9 million. This was partly offset by the non-recurrence of gains from financial investments arising from the sale of seed capital investments in 2004. Having expanded its presence in New York, Philadelphia, Los Angeles, San Francisco and Virginia through the recruitment of fee-generating staff, and having grown organically from referrals, WTAS contributed to an increase of 13 per cent in fee income.

     Client assets grew by 4 per cent to US$40.8 billion, contributing to the rise in fee and other operating income. US$1.8 billion of net new money reflected client acquisition in the US, partly offset by the divestment of trust accounts referred to above. The ‘Strategic Investment Solutions’ product, launched in March 2004, was markedly successful in attracting new funds. Discretionary managed assets invested in this product reached US$0.9 billion.

      Operating expenses of US$324 million were 9 per cent higher than in 2004. The recruitment of front office staff in Private Banking and new fee-generating staff in WTAS added to the cost base. This was partly offset by a reduction in staff numbers through restructuring and the sale of the trust account business referred to above.

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

87

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

North America > Profit/loss before tax

Profit/(loss) before tax by customer groups and global businesses

Year ended 31 December 2006

Corporate,
Personal	Investment	Inter-
Financial	Commercial	Banking &	Private	segment
Services	Banking	Markets	Banking	Other	elimination	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	12,964	1,362	266	212	(52)	(484)	14,268
Net fee income/(expense)	3,675	329	656	240	(134)	–	4,766

Trading income/(expense) excluding net interest income	66	13	746	12	(220)	–	617
Net interest income/(expense) on trading activities	208	–	72	–	(23)	484	741

Net trading income/(expense)	274	13	818	12	(243)	484	1,358
Net expense from financial instruments designated at fair value	–	–	(11)	–	(52)	–	(63)
Gains less losses from financial investments	14	19	12	9	4	–	58
Dividend income	23	1	61	–	–	–	85
Net earned insurance premiums .	492	–	–	–	–	–	492
Other operating income	270	87	269	31	1,536	(1,271)	922

Total operating income	17,712	1,811	2,071	504	1,059	(1,271)	21,886
Net insurance claims[1]	(259)	–	–	–	–	–	(259)

Net operating income before
loan impairment charges and other credit risk provisions	17,453	1,811	2,071	504	1,059	(1,271)	21,627
Loan impairment charges and other credit risk provisions	(6,683)	(74)	(3)	(35)	(1)	–	(6,796)

Net operating income	10,770	1,737	2,068	469	1,058	(1,271)	14,831
Total operating expenses	(7,379)	(814)	(1,641)	(355)	(1,275)	1,271	(10,193)

Operating profit/(loss)	3,391	923	427	114	(217)	–	4,638
Share of profit/(loss) in associates and joint ventures	–	34	(4)	–	–	–	30

Profit/(loss) before tax	3,391	957	423	114	(217)	–	4,668

%	%	%	%	%	%

Share of HSBC’s profit before tax	15.4	4.3	1.9	0.5	(1.0)	21.1
Cost efficiency ratio	42.3	44.9	79.2	70.4	120.4	47.1

US$m	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	220,517	34,651	17,215	5,604	–	277,987
Total assets	250,985	43,012	208,958	6,558	1,677	511,190
Customer accounts	54,099	31,066	23,711	11,938	108	120,922
The following assets and liabilities were significant
to Corporate, Investment Banking and Markets:
–	loans and advances to banks (net)	15,862
–	trading assets, financial instruments designated at
fair value, and financial investments[3]	136,141
–	deposits by banks	9,664

Back to Contents

Year ended 31 December 2005[4]

Corporate,
Personal	Investment	Inter-
Financial	Commercial	Banking &	Private	segment
Services	Banking	Markets	Banking	Other	elimination	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	11,636	1,157	661	185	(114)	(230)	13,295
Net fee income/(expense)	3,050	283	577	200	(158)	–	3,952

Trading income excluding net interest income	119	7	95	7	22	–	250
Net interest income/(expense) on trading activities	210	(4)	221	(1)	(21)	230	635

Net trading income	329	3	316	6	1	230	885
Net income/(expense) from
financial instruments designated at fair value	10	–	23	(1)	402	–	434
Gains less losses from financial investments	(12)	1	57	–	1	–	47
Dividend income	8	–	33	–	–	–	41
Net earned insurance premiums .	478	–	–	–	(1)	–	477
Other operating income	232	87	179	34	1,280	(1,170)	642

Total operating income	15,731	1,531	1,846	424	1,411	(1,170)	19,773
Net insurance claims[1]	(232)	–	–	–	–	–	(232)

Net operating income before
loan impairment charges and other credit risk provisions	15,499	1,531	1,846	424	1,411	(1,170)	19,541
Loan impairment (charges)/recoveries and other credit
risk provisions	(5,001)	21	64	4	(4)	–	(4,916)

Net operating income	10,498	1,552	1,910	428	1,407	(1,170)	14,625
Total operating expenses	(6,317)	(660)	(1,376)	(324)	(1,251)	1,170	(8,758)

Operating profit	4,181	892	534	104	156	–	5,867
Share of profit in associates and joint ventures	–	–	39	–	9	–	48

Profit before tax	4,181	892	573	104	165	–	5,915

%	%	%	%	%	%

Share of HSBC’s profit before tax	19.9	4.3	2.7	0.5	0.8	28.2
Cost efficiency ratio	40.8	43.1	74.5	76.4	88.7	44.8

US$m	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	207,598	29,666	10,381	4,915	–	252,560
Total assets	240,474	36,570	149,623	5,823	–	432,490
Customer accounts	44,769	25,585	31,442	9,589	1	111,386
The following assets and liabilities were significant
to Corporate, Investment Banking and Markets:
–	loans and advances to banks (net)	9,979
–	trading assets, financial instruments designated at
fair value, and financial investments[3]	102,732
–	deposits by banks	7,506

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

North America > Profit/(loss) before tax / Latin America

Profit/(loss) before tax by customer groups and global businesses (continued)

		Year ended 31 December 2004[4]

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination	Total
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
North America
Net interest income/(expense)		11,998	948	780	166	(105)	–	13,787
Net fee income/(expense)		2,461	191	458	176	(89)	–	3,197
Trading income		195	8	299	6	1	–	509
Gains less losses from financial investments		72	–	68	6	1	–	147
Dividend income/(expense)		14	–	20	–	(2)	–	32
Net earned insurance premiums		450	–	–	–	–	–	450
Other operating income/(expense)		(13)	145	126	4	1,065	(986)	341

Total operating income		15,177	1,292	1,751	358	871	(986)	18,463
Net insurance claims[1]		(236)	–	–	–	–	–	(236)

Net operating income before loan impairment charges and other credit risk provisions		14,941	1,292	1,751	358	871	(986)	18,227
Loan impairment (charges)/recoveries and other credit risk provisions		(5,118)	(7)	88	2	(1)	–	(5,036)

Net operating income		9,823	1,285	1,839	360	870	(986)	13,191
Total operating expenses		(5,997)	(594)	(945)	(292)	(1,073)	986	(7,915)

Operating profit/(loss)		3,826	691	894	68	(203)	–	5,276
Share of profit/(loss) in associates and joint ventures		–	–	(15)	–	7	–	(8)

Profit/(loss) before tax		3,826	691	879	68	(196)	–	5,268

		%	%	%	%	%		%
Share of HSBC’s profit before tax		20.2	3.6	4.6	0.4	(1.0)		27.8
Cost efficiency ratio		40.1	46.0	54.0	81.6	123.2		43.4

		US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)		185,539	25,354	25,387	3,871	–		240,151
Total assets		217,307	28,818	97,435	4,538	34		348,132
Customer accounts		40,981	23,112	45,636	7,822	–		117,551

The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
–	loans and advances to banks (net)			20,550
–	trading assets, financial instruments designated at fair value, and financial investments[3]			41,849
–	deposits by banks			13,611

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.
3	Including financial assets which may be repledged or resold by counterparties.
4	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

Back to Contents

Latin America

Profit/(loss) before tax by country within customer groups and global businesses

	Year ended 31 December

	2006	2005	[1]	2004 [1]
	US$m	US$m		US$m
Personal Financial Services	800	786		651
Mexico	628	570		549
Brazil	121	167		98
Argentina	35	37		(5)
Other	16	12		9

Commercial Banking	451	357		316
Mexico	197	161		140
Brazil	185	147		108
Argentina	51	35		50
Other	18	14		18

Corporate, Investment Banking and Markets	475	347		196
Mexico	177	192		85
Brazil	218	95		92
Argentina	68	56		8
Other	12	4		11

Private Banking	14	1		–
Mexico	7	–		–
Brazil	6	1		1
Other	1	–		(1)

Other	(5)	113		79
Mexico	–	–		–
Brazil	(4)	(4)		(18)
Argentina	3	116		101
Other	(4)	1		(4)

Total	1,735	1,604		1,242
Mexico	1,009	923		774
Brazil	526	406		281
Argentina	157	244		154
Other	43	31		33

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Profit/(loss) before tax in 2005 and 2004 has been restated accordingly.

Year ended 31 December 2006 compared with year ended 31 December 2005

Economic briefing

Mexico’s GDP growth improved significantly in 2006 to 4.8 per cent from 3.0 per cent in 2005, mostly in response to increased external demand from the US. Commercial bank credit continued to recover strongly, with over 80 per cent growth in real mortgage loans. By the end of 2006, headline inflation had increased to 3.8 per cent from 3.0 per cent earlier in the year, largely as a result of increases in agricultural supply prices. Record oil revenues, combined with high non-oil export growth and increasing inward remittances from Mexicans working outside the country produced an almost balanced current account for the year. Significant capital inflows, including an estimated US$18 billion in foreign direct investment, enabled the Government to reduce its external debt by more than US$12 billion and the Bank of Mexico to increase foreign exchange reserves.

     In Brazil, GDP is expected to have grown by 2.6 per cent in 2006 compared with 2.3 per cent in 2005. Growth was driven by domestic demand, with private consumption increasing by 3.8 per cent and capital spending by 5.9 per cent. Net exports, by contrast, fell by 18 per cent in the first three quarters of the year compared with the same period in 2005, as the increase in domestic demand translated into higher imports rather than an expansion of output. The unemployment rate averaged 10.0 per cent in 2006, slightly up from 9.8 per cent averaged in 2005. Inflation continued to decline, to 3.1 per cent in 2006, compared with 5.7 per cent in 2005 and, as a result, the Central Bank continued to ease monetary policy. Overnight rates fell to 13.25 per cent in December 2006 from 17.25 per cent a year before. The trade balance continued to be

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Latin America > 2006

Profit before tax

	Year ended 31 December

	2006	2005 [1]	2004 [1]
Latin America	US$m	US$m	US$m
Net interest income	4,197	3,342	2,516
Net fee income	1,630	1,191	1,027
Trading income	537	537	127
Net income from financial instruments designated at fair value	237	186	–
Net investment income on assets backing policyholders’ liabilities	–	–	95
Gains less losses from financial investments	84	80	47
Dividend income	6	5	2
Net earned insurance premiums	1,076	871	699
Other operating income	91	286	46

Total operating income	7,858	6,498	4,559
Net insurance claims incurred and movement in policyholders’ liabilities	(1,023)	(792)	(535)

Net operating income before loan impairment charges and other credit risk provisions	6,835	5,706	4,024
Loan impairment charges and other credit risk provisions	(938)	(676)	(253)

Net operating income	5,897	5,030	3,771
Total operating expenses	(4,166)	(3,426)	(2,530)

Operating profit	1,731	1,604	1,241
Share of profit in associates and joint ventures	4	–	1

Profit before tax	1,735	1,604	1,242

	%	%	%

Share of HSBC’s profit before tax	7.9	7.7	6.5
Cost efficiency ratio	61.0	60.0	62.9
Year-end staff numbers (full-time equivalent)	67,116	55,600	52,473

	US$m	US$m	US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	35,791	21,681	15,693
Loans and advances to banks (net)	12,634	8,964	5,892
Trading assets, financial instruments designated at fair value, and financial investments	20,497	16,945	12,327
Total assets	80,771	55,387	40,419
Deposits by banks	5,267	2,598	2,244
Customer accounts	50,861	30,989	26,307

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.
2	Third party only.

robust, with a surplus of US$46.1 billion in 2006, just above the amount achieved in 2005.

     In Argentina, real GDP growth in 2006 exceeded 8.3 per cent and, after growing for four consecutive years at an average rate of approximately 9 per cent, the country’s GDP was nearly 15 per cent above 1998, when its recession began. The strong growth was due to a competitive exchange rate, a strong fiscal stance and a favourable business environment, which HSBC expects to continue in 2007. The main potential constraint on growth remains the risk of disruption in energy supply, where there has been a lack of investment and limited price adjustments for residential consumers since 2001/2. Inflation was approximately 10 per cent at the end of 2006, having tripled in the past three years, though it was below its peak of more than 12 per cent in 2005. Interest rates rose steadily in 2006 and the peso weakened slightly against the US dollar. Given Argentina’s higher inflation rate, however, the exchange rate appreciated in real terms.

Review of business performance

HSBC’s operations in Latin America reported a pre-tax profit of US$1,735 million compared with US$1,604 million in 2005, an increase of

Back to Contents

8 per cent. On an underlying basis, pre-tax profits rose by 5 per cent. Growth in profitability was constrained by the non-recurrence of one-off coverage bond receipts and other items related to the 2001 sovereign debt default and subsequent pesification in Argentina, which added US$122 million to 2005 profits. In addition, a gain of US$89 million from the sale of the property and casualty insurance business, HSBC Seguros de Automoveis e Bens Limitada, to HDI Seguros S.A., was recorded in 2005. Excluding these prior year profits, and on an underlying basis, profit before tax increased by 21 per cent, with net operating income increasing by 15 per cent and operating expenses by 12 per cent. Corporate, Investment Banking and Markets delivered a strong performance, driven by growth in fee and trading income, with notable success in bringing Latin American borrowers to global capital markets. Commercial Banking also grew well as domestic economies expanded. During 2006, HSBC made two significant acquisitions in the region. In May, HSBC acquired the Argentine banking operations of Banca Nazionale del Lavoro SpA (‘Banca Nazionale’) to build its distribution capabilities and, in November, Grupo Banistmo in Central America, adding markets in five countries new to the Group.

     The following commentary is on an underlying basis.

     Personal Financial Services reported a pre-tax profit of US$800 million, a rise of 1 per cent over 2005, which had benefited from a US$89 million gain on the sale of the Group’s property and casualty insurance business in Brazil. Adjusting for this, pre-tax profits grew by 16 per cent, driven by 12 per cent growth in revenues and 10 per cent growth in costs. The underlying improvement in revenues was led by strong asset and deposit growth together with higher fee income, offset in part by consequential expense growth and a rise in impairment charges as the loan book both grew and seasoned.

     In Mexico, profit before tax rose by 10 per cent. During 2006, 56,000 Personal Financial Services customers were transferred to the Commercial Banking customer group, where HSBC is better placed to meet their banking requirements. Adjusting for this, profits were 20 per cent higher, driven by strong balance sheet growth and improved fee income.

     Adjusting for the gain in 2005 from the sale of the property and casualty business, pre-tax profits were 46 per cent higher in Brazil. The strong domestic economy stimulated robust growth in lending and a rise in the number of current account holders. During the year, a new and innovative internet banking service ‘Meu HSBC’ was introduced to Personal Financial Services customers, allowing them to conduct different types of transactions online using the same password as their ATM card.

     In Argentina, profit before tax was marginally higher, with strong balance sheet growth, higher fees and improved revenues from the insurance business. This was largely offset by increased loan impairment charges and cost growth incurred in support of business expansion as HSBC prepared for an improving domestic economic environment.

     Net interest income rose by 11 per cent to US$3,057 million, largely from balance sheet growth partly offset by lower deposit spreads.

     In Mexico, net interest income increased by 12 per cent to US$1,218 million. Adjusting for the effect of customer account transfers to Commercial Banking, net interest income rose by 20 per cent, driven by strong growth in credit card and mortgage balances and increases in deposits which were generated by the ongoing success of the ‘Tu Cuenta’ product. Overall, asset spreads improved as the relative increase in higher margin card balances led to a favourable change in the product mix. By contrast, deposit spreads narrowed as interest rates declined.

     Excluding customer account transfers, average deposit balances in Mexico rose by 10 per cent. HSBC continued to be one of the market leaders with respect to balance growth, despite fierce competition from other banks, improving its market share by 35 basis points. A strong increase in low-cost deposits was reflective of the continuing success of ‘Tu Cuenta’, the first integrated financial services product of its kind offered locally, with nearly 400,000 new accounts opened in 2006. HSBC Premier performed well as 84,000 new customers were added during the year. Premier deposits represented over one third of the total personal deposit base at 31 December 2006. The income benefit from higher deposit balances was partly mitigated by reduced spreads in the falling interest rate environment, notwithstanding the positive shift in mix from growth in non-interest bearing deposit balances.

     The credit card market in Mexico was buoyant in 2006 and HSBC’s business performed very successfully with average balances doubling to US$886 million. Various initiatives were implemented to develop the business, most notably cross-sales to ‘Tu Cuenta’ customers, targeted customer relationship campaigns to existing clients, successful portfolio management strategies and promotions, development of new sales channels and

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Latin America > 2006

improvements in card activation times. These initiatives helped HSBC become the market leader in credit card balance growth, improving market share by 2.3 per cent. The number of cards in circulation reached 1.7 million at the year end, representing an increase of 76 per cent.

     Demand for housing from first time buyers remained strong in Mexico, and market conditions continued to be highly competitive. Average mortgage balances rose by 81 per cent to US$969 million, reflecting HSBC’s competitive pricing and innovation in product design. HSBC was the first bank in Mexico to market pre-approved online mortgages, and enhanced this offering with the subsequent introduction of ‘Mortgage Express Approval’, which provides customers with much faster access to details concerning the loan amount, duration and monthly payments at the point of application. Improvements in the processing of mortgage applications, upgraded customer service and increased marketing activity also contributed to the rise in lending balances. The income benefits of balance growth were partly offset by narrower spreads, driven by the highly competitive market conditions.

     As the Mexican economy grew strongly, there was robust growth in personal and payroll lending balances. The introduction of a dedicated and mobile sales force during the second half of 2006 to expand distribution capabilities led to a fourfold increase in average personal lending balances during the year. This initiative also helped to reduce time to market, increase cross-sales and, through closer interaction with the branch network, improve client coverage. The popularity of the personal loan product, where customers apply directly via HSBC’s extensive and well-positioned ATM network grew, and this was the key driver behind a 37 per cent rise in average payroll loan balances.

     In Brazil, net interest income increased by 9 per cent as lower inflation and the improving domestic economy triggered a rise in demand for credit which, in turn, contributed to strong lending growth. Average loan balances were 18 per cent higher, driven by rising customer numbers and increases in vehicle financing, pension and payroll loans. On the liability side, there was a 7 per cent rise in current account holders, largely driven by growth in the number of customers with payroll loans and greater levels of sales activity.

     Average vehicle finance balances in Brazil rose by 36 per cent, led by continued portfolio growth as HSBC strengthened its relationships with car dealerships. The combined pension and payroll loan portfolios registered an 84 per cent increase in average balances, a consequence of increased borrowings per customer, portfolio acquisitions, and growing customer demand for these products. Spreads also improved, largely as a result of lower funding costs, which augmented the positive income benefits of balance growth. Average card balances rose by 19 per cent, with an increase of 27 per cent in the number of cards in issue, reflecting the launch of various initiatives aimed at improving retention, activation and utilisation. Spreads improved from lower funding costs and price increases initiated in the second half of 2005, complementing the benefits derived from higher lending volumes.

     In Argentina, net interest income grew by 12 per cent, primarily driven by increased demand for credit card, other personal and motor vehicle lending. This was largely attributable to more effective promotional activity and productivity improvements in the telemarketing and branch channels. Higher funding costs, however, resulted in a narrowing of lending spreads, offsetting volume benefits. Deposit balances rose, reflecting the increased emphasis placed on growing liability products, the benefit from which was augmented by a widening of spreads.

     Net fee income was 25 per cent higher, reflecting strong growth across the region generally.

     Fee income grew by 21 per cent in Mexico, largely due to higher credit card and ‘Tu Cuenta’ income. Fee income from cards rose by 51 per cent, reflecting a significant growth in the number of cards in circulation and improvements made in reducing activation times. The improvement in ‘Tu Cuenta’ income was driven by sales of over 1 million new accounts and re-pricing initiatives. In order to capture a higher volume of ATM revenues, HSBC added 372 new machines to its already well-positioned network, which increased ATM fees from greater levels of transactional activity and a 22 per cent rise in transactions from non-HSBC customers. Growth in mutual fund fees was mainly driven by higher sales volumes and expanded product offerings in the stronger economic environment.

     Fee income in Brazil rose by 25 per cent, largely from increased current account fees, reflecting growth in customer numbers, greater transaction volumes and re-pricing initiatives. Higher payroll and vehicle balances also led to increased fees from lending activities. In Argentina, higher credit card fees from balance growth, re-pricing initiatives on savings accounts, and the discontinuance of a free current account promotion led to an improvement in fee income.

Back to Contents

     Across the region, HSBC’s insurance businesses continued to perform well. Sales of insurance products in Mexico remained strong, with increased cross-selling through the branch network of simple insurance products together with other Personal Financial Services products containing insurance components. This led to a 19 per cent rise in net premiums, mainly in respect of individual life insurance products. In Brazil, excluding the effect of the property and casualty insurance business sold in 2005, insurance revenues rose, largely from life and pension products. In Argentina, increased advertising, partnerships with established local consumer brands and internal cross-selling initiatives led to a rise in motor, home and extended-warranty insurance premium income. Life and annuity premiums also increased in line with higher customer salaries. The ‘Maxima’ pension funds business delivered higher revenues helped by improvements in the economic climate and greater levels of employment.

     Lower other operating income reflected the non-recurrence of profit on the sale of HSBC’s Brazilian property and casualty insurance business.

     Loan impairment charges and other credit risk provisions rose by 15 per cent to US$764 million as lending grew and the loan book seasoned. In Mexico, the higher charge was primarily driven by the growth in credit card lending. In Brazil, loan impairment charges increased modestly, driven by growth in vehicle finance, instalment loans (‘credito parcelado’) and credit card lending. As the credit environment weakened during the first half of the year, various measures were taken to mitigate the effects. These included tightening lending criteria, enhancing credit analytics, revising the collection policy, prioritising secured lending ahead of unsecured advances and strengthening credit operations. Following implementation of these measures, several key credit indicators showed improvement.

     Operating expenses rose by 10 per cent. In Mexico, expense growth of 10 per cent was mainly driven by increased staff costs. This largely reflected the recruitment of 2,200 employees to improve customer service levels in branches and grow sales. Incentive costs increased as profits rose, and marketing costs grew as a result of various promotional campaigns. The continued expansion of the branch network and ATM infrastructure, together with the new HSBC headquarters building in Mexico City, led to increases in IT, premises and equipment costs.

     In Brazil, expenses were 10 per cent higher. As in Mexico, this reflected the cost of new employees recruited to support business expansion, including the strengthening of credit operations, and new branch openings. This, together with annual pay rises and increased incentive payments, triggered a 13 per cent growth in staff costs. Advertising costs rose to promote brand awareness, while an HSBC Premier promotion led to higher marketing costs.

     Costs grew by 26 per cent in Argentina, with higher staff costs driven by union-agreed pay rises in 2005, and increased incentives and commissions paid in light of revenue growth. Marketing costs also increased to support the launch of various promotions and campaigns.

     Commercial Banking reported pre-tax profits of US$451 million, 17 per cent higher than in 2005. Growth in net operating income before loan impairment charges was strong at 26 per cent as domestic economies in the region grew and HSBC built market share. Cost growth in support of this expansion was held within revenue growth and the cost efficiency ratio improved by 2.5 per cent.

      Net interest income rose by 24 per cent, largely driven by business expansion in Mexico and Brazil.

     In Mexico, net interest income rose by 49 per cent, reflecting asset and deposit growth, in part due to the transfer of the 56,000 customers from Personal Financial Services noted above. As HSBC extended its presence in the small and middle market business segments, average deposit balances increased by 65 per cent (31 per cent excluding the transferred customer accounts), although the benefit of this volume growth was partly mitigated by lower deposit spreads in a falling rate environment.

     Lending balances in Mexico were 41 per cent higher, primarily driven by strong demand in the rapidly growing real estate and residential construction sectors. During the final quarter of the year, HSBC opened an International Banking Centre to develop cross-border business for global Commercial Banking customers, with 75 business accounts acquired since its inception. Attention placed on higher yielding small and middle market businesses, following refinements made to the customer segmentation strategy, contributed to asset growth as greater emphasis was put on increasing revenues from this segment. These volume benefits were augmented by improved lending spreads from lower funding costs in the falling interest rate environment, which offset reduced yields.

     In Brazil, net interest income was 12 per cent higher. Overall, lending balances rose by 16 per cent,

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Latin America > 2006 / 2005

primarily driven by small and middle market customers. The recruitment of additional relationship managers and sales staff, investments made in receivables financing and greater levels of promotional activity all combined to build HSBC’s position in this market segment. There was ongoing success from the ‘giro fácil’ product, offering both revolving loan and overdraft facilities, with average balances recording a 13 per cent increase. Spreads widened as interest rates fell, further augmenting the income benefits of higher lending volumes.

     A 42 per cent rise in net interest income in Argentina was primarily attributable to strong asset and liability growth. Average lending and deposit balances increased by 39 per cent and 19 per cent respectively, as customer numbers rose, particularly to the small and micro businesses, helped by favourable economic conditions and investment in new sales channels. Asset spreads declined, however, due to competitive market pressures on pricing, partly offsetting the income benefits of higher lending volumes. By contrast, deposit spreads improved.

     Net fee income was 36 per cent higher, driven by robust increases across Mexico, Brazil and Argentina.

     In Mexico, fee income rose by 28 per cent with notable success in increasing cross-sales activity. Growth in customer numbers contributed to higher transactional volumes which, combined with an expanded and improved product offering plus increased marketing activity and re-pricing initiatives, led to a 41 per cent rise in income from payments and cash management services. The ‘Estimulo’ product offering, comprising a packaged suite of seven different products including a loan facility, continued to perform well with fee income nearly trebling compared with 2005. During the third quarter, a similar product, ‘Estimulo Empresarial’, was launched, targeting upper-end small business customers. This product encompasses a suite of eleven different services and since its introduction more than 165 clients have been signed, generating US$50 million of new loans. HSBC’s share of the trade services market continued to grow, building on the Group’s international network and product capabilities. Fees from international factoring and domestic invoicing payment products also rose, as new products were successfully piloted and marketed to existing clients. The signing of new merchant customers led to higher transaction volumes and a subsequent 60 per cent rise in card acquiring fees.

     In Brazil, fee income rose by 47 per cent as effective cross-selling led to an increase in the average number of products held per customer. Current account fee income grew from higher levels of transactional activity and tariff increases implemented in 2005. Pricing changes introduced part-way through 2006 led to higher revenues from payment and cash management services. There was improved fee income from assets under management, and additional marketing to promote trade products led to a rise in trade services fees.

     Fee income in Argentina was 27 per cent higher, primarily from increases in account and trade services along with payments and cash management fees.

     Loan impairment charges and other credit risk provisions doubled, reflecting strong lending growth, a higher proportion of small and micro business lending, and the seasoning of the portfolio.

     In Mexico, strong growth in the lower-end small and micro business lending balances led to increased loan impairment charges during the year.

     A 41 per cent rise in Brazil again reflected large increases in small and micro business lending balances and higher delinquency rates as the portfolio seasoned. This led to a 12 basis point increase in the proportion of impaired loans to assets. Various actions were undertaken to manage the effects of the weakening credit environment, with debt collection operations enhanced and closer cooperation forged between sales and collections staff. Changes were also made to underwriting criteria, coupled with revisions to sales staff incentive schemes. Following these measures, an improvement in credit quality was seen and charges reduced in the second half of the year compared with the first half. In Argentina, releases were lower than in 2005.

     Operating expenses of US$822 million were 21 per cent higher than in 2005, as businesses expanded strongly across Latin America.

     In Mexico, operating expenses rose by 26 per cent, largely driven by higher transactional volumes, new clients acquired and increased lending activity. Non-staff costs were higher, reflecting the marketing and IT-related support to business growth.

     In Brazil, expenses grew by 19 per cent, also largely from higher staff, marketing and administrative costs. Business expansion activities in the small and middle market customer segments followed the recruitment of 270 additional employees and this, together with union-agreed pay increases, were the principal drivers behind the 21 per cent rise in staff costs. Continued enlargement of the branch network, the opening of an International Banking Centre and new sales offices combined with increases in marketing and administration costs in support of business expansion, contributed further to cost

Back to Contents

growth. Costs in Argentina rose by 30 per cent, primarily staff costs which reflected annual pay increases and additional headcount driven by accelerated business activity. In supporting the growth of the business, there was increased expenditure on branding, technology and distribution, with ongoing improvements made to the internet banking service.

     Corporate, Investment Banking and Markets reported a pre-tax profit of US$475 million, an increase of 30 per cent compared with 2005. HSBC’s strong global presence, together with selective investment in extending service and delivery capabilities in the region, resulted in higher volumes with new and existing clients. The cost efficiency ratio improved moderately.

     Total operating income increased by 23 per cent to US$846 million compared with 2005. In Brazil, balance sheet management revenues grew significantly as relatively low short-term interest rates reduced funding costs. In Argentina, higher net interest income reflected an increase in index linked securities portfolios and a growing demand for credit as regional economies and market confidence continued their recent improvement. By contrast, in Mexico, balance sheet management revenues were constrained by a flattening of the interest rate curve and relatively stable market conditions.

     Net interest income from payments and cash management rose by 64 per cent as customer volumes grew, reflecting new client mandates.

     Net fee income increased by 29 per cent to US$167 million, predominantly through increased performance-related fees on emerging markets funds managed by Group Investment Businesses. Income in HSBC Securities Services benefited from strong equity market indices and growth in new business as assets under custody increased significantly to US$89 billion.

     In Mexico, a 32 per cent rise in payments and cash management fees was driven by a wider product offering and the leveraging of established credit related products and services.

     Higher revenues from trading activities in Brazil flowed from marketing the wider product range and enhanced delivery capabilities of Global Markets. Greater volatility in local markets resulted in higher business volumes in foreign exchange and currency derivatives. In Argentina, economic and political stability increased liquidity in the market with foreign exchange trading benefiting from greater customer activity. In Mexico, a 23 per cent increase in trading income was driven by a combination of successful positioning for a flattening yield curve and higher client volumes delivered through the extended suite of products.

     A net release of US$26 million in loan impairment charges reflected a stable corporate credit environment and the implementation of improved risk management strategies in Mexico.

     Operating expenses rose by 20 per cent to US$346 million, primarily driven by higher staff costs reflecting increased performance-related incentives in line with revenue growth, and pay rises agreed with local unions. Higher operational costs reflected increased volumes, particularly in payments and cash management and securities services businesses, and the continued investment in building the Corporate, Investment Banking and Markets’ business in the region.

     Private Banking reported a pre-tax profit of US$14 million, a significant increase on 2005. Profit growth was strong in both Mexico and Brazil. In Brazil, revenue and cost benefits arose from initiatives to join up the business, including cross-referrals with other customer groups. Strong revenue growth in the newly launched business in Mexico resulted primarily from greater client participation in capital markets, notably commercial paper placements, which contributed towards a 53 per cent rise in fee income. This strong performance was reflected in the cost efficiency ratio which improved by 23.4 percentage points to 65.9 per cent.

     Within Other, the non-recurrence of coverage bond receipts and other items related to the 2001 Argentinean sovereign debt crisis led to lower earnings.

Year ended 31 December 2005 compared with year ended 31 December 2004

Economic briefing

Mexico’s GDP growth was 3.0 per cent compared with 4.2 per cent in 2004, in line with lower external demand from the US. The fiscal accounts for the year showed a reduced deficit of 0.9 per cent, mostly from windfall earnings from high oil prices. As in 2004, high oil receipts and increasing levels of workers’ remittances helped minimise the current account deficit at an estimated less than 1 per cent of GDP. The biggest achievement was the reduction in headline inflation from 5.2 per cent at the end of 2004 to 3.3 per cent in December 2005, with core inflation finishing the year at 3.1 per cent. HSBC viewed macroeconomic stability as encouragingly robust ahead of what looks likely to be a keenly contested presidential election in mid-2006.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Latin America > 2005

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

     In Argentina, the recovery from the crisis of 2001 continued in 2005, helped by a favourable external environment and the success of the offer to exchange replacement discount bonds issued in June for defaulted debt. Average GDP growth was 9.1 per cent in 2005. Fiscal performance remained strong, with the public sector posting an overall surplus of approximately 3.3 per cent of GDP. This surplus helped to offset the expansionary effect on money supply growth of the large foreign exchange interventions of the Central Bank, which continued to pursue a nominal rate policy of near stability against the US dollar despite strong upward pressure on the Argentine peso. This policy was supported by newly introduced controls on capital inflows. Inflation remained a concern, however, having accelerated to 12.3 per cent in December 2005. Following the example of Brazil, at the end of the year the authorities decided to make an early repayment of Argentina’s US$9.8 billion debt owed to the IMF.

Review of business performance

HSBC’s operations in Latin America reported a pre-tax profit of US$1,604 million, compared with US$1,242 million in 2004, representing an increase of 29 per cent. On an underlying basis, pre-tax profits grew by 19 per cent and represented around 8 per cent of HSBC’s equivalent total profit. Growth was achieved, in part, as a result of a US$89 million gain on the sale of Brazil’s property and casualty insurance business. In Mexico, robust balance sheet growth drove higher profit before tax and HSBC in Argentina benefited from a strong economic recovery and certain one-off items including the receipt of compensation bonds.

     The commentary that follows is on an underlying basis.

     Personal Financial Services reported a pre-tax profit of US$786 million, an increase of 13 per cent. In Mexico, excluding the transfer of some customers to the Commercial Banking segment, pre-tax profits rose. This was driven by strong revenue growth from higher deposit balances and widening spreads, strong loan growth and higher fee income, partly offset by the non-recurrence in 2005 of loan impairment provision releases in 2004.

     The rise in pre-tax profits in Brazil was partly as a result of gains on the sale of the property and casualty insurance business, with the remaining increase driven by strong loan growth in vehicle finance and personal lending, together with record credit card sales. The cost efficiency ratio improved by 2 percentage points as higher income was partly offset by increased costs incurred in supporting business expansion and developing alternative sales channels. Loan impairment charges increased reflecting, in Brazil, lending growth and an increase in delinquency rates in the consumer finance business and, in Mexico, higher charges from increased lending and the non-recurrence in 2005 of loan impairment provision releases in 2004. In 2005, the Brazilian insurance business was transferred from ‘Other’ to Personal Financial Services. Profit before tax increased by US$16 million as a result, though individual account lines showed much larger variances: where appropriate, the reasons are noted below.

     Net interest income rose by 27 per cent compared with 2004. Consumer demand for credit remained strong, fuelled by lower unemployment across the region and declining inflation in Brazil and Mexico. This contributed to significant growth in personal lending, mortgages, vehicle finance loans and credit cards.

     In Mexico, net interest income rose, primarily from strong deposit and loan growth and the widening of deposit spreads. In 2005, HSBC in Mexico widened its competitive funding advantage, maintaining the lowest funding cost in the market. There was strong growth in consumer lending, although asset spreads declined, reflecting a reduction in yields in an increasingly competitive market. Funding costs rose, due to higher average interest rates.

     HSBC in Mexico continued to lead the market in customer deposit growth, with a 1.5 per cent increase in market share to 15.9 per cent despite a highly competitive market place. This was largely due to the success of ‘Tu Cuenta’, the only integrated financial

Back to Contents

services product of its kind offered locally. From its launch in February 2005, over 600,000 accounts were opened in the year, averaging some 2,300 new customers per day.

     The continued success of HSBC’s competitive fixed rate mortgage product in Mexico, helped by strong demand from first time buyers, led to average mortgage balances increasing by 93 per cent to US$522 million and market share reaching 10.7 per cent. In Mexico, HSBC continued to be the leader in vehicle finance with a market share of 26.5 per cent. A unique new internet-based product ‘Venta Directa’ was launched during the year, enabling the direct sale of used cars between customers using HSBC’s financing and website as the intermediary. The targeting of new customer segments and more competitive pricing drove average vehicle finance loans higher by US$228 million to US$796 million, a 40 per cent increase over 2004. Average payroll loan balances more than doubled to US$253 million, reflecting HSBC’s unique ability in the market to grant pre-approved personal loans through its ATM network. Average credit card balances were 55 per cent higher, with cards in circulation increasing by 80 per cent to over 1.1 million cards. This was largely driven by cross-selling to the existing customer base using CRM systems and the successful launch of the ‘Tarjeta inmediata’ or Instant credit card, which generated 109,000 new cards.

     In Brazil, HSBC continued to position itself for future growth, investing in infrastructure to ensure the delivery of integrated solutions to customers. Enhancements to distribution, together with marketing campaigns and promotions, including partnerships with motor finance dealers, drove a 49 per cent rise in vehicle finance loans.

     A combination of increased customers and targeted marketing initiatives contributed to a 40 per cent growth in personal lending. Personal lending balances also benefited from the successful launch in the first half of 2005 of pension-linked loans offering attractive rates of interest, with repayments drawn directly from the borrower’s pension income. Balances of pension-linked loans increased to US$110 million, partly as the result of an agreement to acquire the pension-linked loan production of Banco Schahin, a local bank.

     The cards business continued to expand, due to both the continued strength of consumer expenditure and the launch of a private label card with Petrobras gas stations in 2004. During 2005, HSBC improved its competitive position, issuing over a million credit cards and having over two million in circulation, an increase of 21 per cent. Card utilisation grew and cardholder spending increased, while average card balances rose by 30 per cent to US$373 million. Credit card spreads increased as HSBC repositioned its card proposition by increasing interest rates to fall broadly in line with the bank’s major competitors.

     In Argentina, HSBC focused on pre-approved sales mailings and on developing direct sales channels. Net interest income more than doubled, driven by a 59 per cent increase in asset balances. The strong demand for credit resulted in personal unsecured lending more than doubling. Credit cards in circulation increased by 25 per cent, following a discount campaign launched in June 2005 and the launch of a private label card with C&A which contributed to a 53 per cent increase in card balances. Savings and deposit balances increased by 34 per cent, reflecting the improved economic environment.

     Net fee income decreased by 7 per cent, as increases in Mexico and Argentina were more than offset by a significant reduction in Brazil.

     HSBC in Mexico reported strong growth in fee income, driven by higher revenues from credit cards, remittances, mortgages and ATM transactions. The increase in the number of credit cards in circulation contributed to the 85 per cent increase in credit card fee income. Fees from the ‘Afore’ pension funds business continued to perform strongly, with 50 per cent growth and 394,000 new customers. Fee income from international remittances rose by 55 per cent, partly led by the continued success of ‘La Efectiva’, HSBC’s electronic remittance card. Monthly transactions exceeded one million, representing a 20 per cent market share and a near seven-fold increase since December 2002. Strong sales of insurance products resulted from increased cross-selling through the branch network and from combining sales with other Personal Financial Services products containing insurance components. Mutual fund balances grew by 58 per cent, partly attributable to the successful launch of new funds targeting different market segments, along with strong cross-sales among HSBC’s extensive customer base.

     In Brazil, the 52 per cent fall in net fee income was driven by both the inclusion of HSBC’s Brazilian insurance business, previously reported in the ‘Other’ business segment, and IFRSs related changes to the reporting of effective interest rates. These decreases were mitigated by higher current account, credit card and lending fees. The recruitment of new customers, particularly through the payroll portfolio, led to a 21 per cent rise in HSBC’s current account base which, together with revised tariffs, increased account service fees by 21 per cent. Growth in

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Latin America > 2005

lending volumes and the introduction of a new pricing structure contributed to a 36 per cent rise in credit-related fee income. Higher credit card spending and additional performance-driven fees from credit card companies generated a 72 per cent increase in credit card fee income. In Argentina, net fee income increased by US$27 million, reflecting a 29 per cent increase in credit card fees and a 29 per cent increase in current account fee income, driven by increased transaction volumes in a recovering economy.

     The sale of HSBC’s Brazilian property and casualty insurance business, HSBC Seguros de Automoveis e Bens Limitada, to HDI Seguros S.A. resulted in the recognition of an US$89 million gain, which was reported in other operating income.

     Loan impairment charges and other credit risk provisions increased to US$600 million, reflecting strong growth in unsecured lending. In Mexico, loan impairment charges rose in line with higher lending volumes and the non-recurrence in 2005 of loan impairment provision releases in 2004, while underlying credit quality remained stable. Credit quality in Brazil remained stable in the majority of product lines, but there was a 5 per cent increase in impaired loans as a proportion of assets in the consumer finance business. The consumer finance sector experienced increased credit availability, which led to indebtedness exceeding customers’ repayment capacity and a rise in delinquencies. However, tightening of credit approval policies and enhancements in the credit scoring model resulted in an improvement in the charge as a proportion of assets in the fourth quarter. Credit quality in Argentina improved, reflecting generally better economic conditions.

     Operating expenses increased by 25 per cent. In Mexico, they grew by 21 per cent, driven by a combination of higher staff, marketing and IT costs. Staff costs grew by 12 per cent, reflecting increases incurred in improving customer service levels within the branch network, and a rise in bonus costs in line with increased sales. Marketing costs grew to support the credit cards business, evidenced by the 80 per cent increase in the number of cards in circulation. IT costs rose as new systems were rolled out to meet Group standards, such as the WHIRL credit card platform.

     In Brazil, the acquisition of Valeu Promotora de Vendas and CrediMatone S.A. led to a significant increase in average staff numbers, though by the end of 2005 staff numbers were 2 per cent lower than at December 2004 following a restructuring of the consumer finance business. The higher average number of full-time employees, the impact of a mandatory national salary increase and the transfer of the Brazilian insurance business from the ‘Other’ business segment contributed to a 25 per cent increase in Brazilian staff costs. Other expenses grew to support business expansion and the development of direct sales channels, while transactional taxes increased by 21 per cent, driven by higher operating income. In Argentina, costs were 3 per cent up on 2004 as increased performance-related remuneration and union-agreed salary increases led to higher staff costs.

     Commercial Banking reported pre-tax profits of US$357 million, 4 per cent higher than in 2004. In Mexico, excluding the transfer of customers from Personal Financial Services, profit before tax rose due to higher net interest and fee income, partly offset by increased loan impairment charges and cost growth. In Brazil, pre-tax profits increased by 12 per cent as asset growth drove higher revenues, which were mitigated by increased loan impairment charges and higher costs. In Argentina, pre-tax profits declined by 31 per cent, as significant loan recoveries were not repeated.

     Net interest income increased by 47 per cent, driven by asset and deposit growth coupled with widening deposit spreads. In Mexico, the transfer of a number of customers from Personal Financial Services increased both revenues and costs. Net interest income rose by 42 per cent, due in part to a 22 per cent increase in Commercial Banking customers. Deposit balances grew by 38 per cent as a result of expansion into the SME market, while deposit spreads increased by 76 basis points following interest rate rises. Loan balances rose by 21 per cent, principally in the services and commerce sectors, though competitive pricing led to a tightening of lending spreads. The ‘Estimulo’ combined loan and overdraft product, which was launched at the end of 2004, performed strongly, attracting balances of US$155 million.

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

Back to Contents

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

     Net fee income was 3 per cent higher, led by increases in Mexico and Brazil which were partly offset by IFRSs changes to accounting for effective interest rates which reduced fee income by 22 per cent.

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

     In Brazil, the increase was due to higher fees from payments and cash management, current accounts, and lending. Current account fees increased by 26 per cent, reflecting tariff increases, improved collection procedures and higher transaction volumes, while lending fees benefited from higher business volumes. In Argentina, the launch of a commercial banking call centre in the first half of 2005 enhanced the customer service proposition. This, together with the recruitment of additional relationship managers, supported a 14 per cent increase in customer numbers and, as a result, current account fee income increased by 21 per cent. Improvements in the Argentinian economic climate contributed to increased trade flows which, together with the establishment of a dedicated trade service sales team, led to a 22 per cent increase in trade services income.

     Loan impairment charges and other credit risk provisions of US$89 million compared with a net release of US$23 million in 2004. In Mexico, growth in the lending portfolio led to a US$49 million increase in loan impairment charges, although underlying credit quality improved.

     In Brazil, asset growth contributed to aUS$47 million increase in charges. Impaired loans as a proportion of assets increased by 3 percentage points in the SME portfolio, in line with overall market performance, and MME credit quality also declined slightly. In Argentina, net recoveries decreased as significant releases from amounts recognised at the time of the sovereign debt default and pesification were not repeated. However, underlying credit quality improved substantially and impaired loans as a percentage of assets more than halved.

     Operating expenses of US$621 million were 23 per cent higher than in 2004, though the cost efficiency ratio improved by 3 percentage points as income grew faster than costs. In Mexico, operating expenses increased by 29 per cent, due to an 11 per cent increase in staff numbers to support business growth, higher incentive payments reflecting strong income growth, and increased ‘Estimulo’ marketing expenditure.

     Staff numbers in Brazil increased by 34 per cent following a recruitment drive initiated in the second half of 2004 to support expansion of the SME business. Higher incentive payments, reflecting increased income, and union-agreed pay increases also contributed to an increase in staff costs. New marketing campaigns, including the award winning ‘30, 60, 90 Dias de Apuros’ campaign focusing on invoice financing, increased advertising and marketing costs. Expenses in Argentina increased by 24 per cent, driven by higher staff costs, reflecting pay rises agreed with local unions, together with a 9 per cent increase in headcount in support of business expansion.

     Corporate, Investment Banking and Markets reported a pre-tax profit of US$347 million, an increase of 56 per cent, primarily driven by strong growth in net interest income and trading revenues in Mexico.

     Total operating income at US$653 million increased by 28 per cent compared with 2004. In Mexico, net interest income more than doubled, due to the strong performance in balance sheet management, which benefited from higher volumes and successful strategic positioning against a rising short-term interest rate environment, with an overall flattening of the yield curve in the first part of 2005. In the latter half of the year, positions were effectively managed to take advantage of the decline in local rates.

     In Argentina, a reduction in funding costs in Global Markets was augmented by the positive impact of an appreciating CER (an inflation-linked

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Latin America > 2005 / Profit/(loss) before tax

index) on holdings of government bonds. Continuing economic growth and improved market confidence stimulated demand for credit, resulting in a 67 per cent growth in balances. Brazil reported a decrease in balance sheet management and money market revenues as a result of high short-term interest rates and an inverted yield curve.

     Net fee income rose by 12 per cent reflecting higher fees in Global Transaction Banking. The payments and cash management business generated higher customer volumes following an extension of the product range and reflected the benefit of improved delivery and distribution channels in Mexico.

     Trading activities generated higher income as foreign exchange and derivatives trading were facilitated by the introduction of the Group’s standard derivatives system in Mexico. Global Markets in Brazil benefited from a wider product range and the addition of new delivery capabilities. This investment and the relatively buoyant local market resulted in higher business volumes, particularly in foreign exchange. In Argentina, Global Markets income rose in line with increased trading activity in response to the sovereign debt swap.

     A US$11 million net release of loan impairment charges compared favourably with a net charge in 2004. In Brazil, a recovery in the energy sector was accompanied by the non-recurrence of allowances raised against two specific corporate accounts in 2004.

     Operating expenses of US$273 million were 17 per cent higher than in 2004. In Mexico, operational costs rose in line with higher transactional volumes, while an increase in staff costs partly reflected recruitment to support expansion initiatives. In Brazil, the benefit of a reduction in profit share and bonus payments was partly offset by higher centralised support function staff costs, driven by pay rises agreed with local unions. In Argentina, operating expenses were broadly in line with 2004.

     Private Banking reported flat profits. Strong growth in client assets, including US$2.4 billion of net new money, was driven by growth in Mexico following the launch of Private Banking there in 2004. In Brazil, the business was reorganised in 2005, with the transfer of smaller accounts to Personal Financial Services following a resegmentation of the customer base.

     In Brazil, HSBC’s insurance business was reclassified from Other to Personal Financial Services in 2005. As a result, operating income decreased by US$106 million and operating expenses fell by US$90 million. In Argentina, the receipt of compensation bonds and other items related to the pesification in 2002 led to a US$17 million increase in profit before tax.

Back to Contents

Profit/(loss) before tax by customer groups and global businesses

		Year ended 31 December 2006

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination	Total
Latin America		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)		3,057	1,037	325	13	(2)	(233)	4,197
Net fee income		1,053	387	167	23	–	–	1,630

Trading income excluding net interest income		61	21	218	1	–	–	301
Net interest income/(expense) on trading activities		14	5	(16)	–	–	233	236

Net trading income		75	26	202	1	–	233	537

Net income/(expense) from financial instruments designated at fair value		227	–	11	–	(1)	–	237
Gains less losses from financial investments		11	1	72	–	–	–	84
Dividend income		5	1	–	–	–	–	6
Net earned insurance premiums .		992	27	59	–	(2)	–	1,076
Other operating income		74	7	10	4	14	(18)	91

Total operating income		5,494	1,486	846	41	9	(18)	7,858
Net insurance claims[1]		(957)	(16)	(51)	–	1	–	(1,023)

Net operating income before loan impairment charges and other credit risk provisions		4,537	1,470	795	41	10	(18)	6,835

Loan impairment (charges)/ recoveries and other credit risk provisions		(764)	(197)	26	–	(3)	–	(938)

Net operating income		3,773	1,273	821	41	7	(18)	5,897
Total operating expenses		(2,977)	(822)	(346)	(27)	(12)	18	(4,166)

Operating profit/(loss)		796	451	475	14	(5)	–	1,731

Share of profit in associates and joint ventures		4	–	–	–	–	–	4

Profit/(loss) before tax		800	451	475	14	(5)	–	1,735

		%	%	%	%	%		%

Share of HSBC’s profit before tax		3.6	2.0	2.2	0.1	–		7.9
Cost efficiency ratio		65.6	55.9	43.5	65.9	120.0		61.0

		US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)		16,165	11,463	8,147	16	–		35,791
Total assets		28,053	16,244	36,333	90	51		80,771
Customer accounts		25,200	13,754	11,685	222	–		50,861
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
–	loans and advances to banks (net)			9,704
–	trading assets, financial instruments designated at fair value, and financial investments			15,882
–	deposits by banks			3,115

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Latin America > / Profit/(loss) before tax

Profit/(loss) before tax by customer groups and global businesses (continued)

Year ended 31 December 2005[3]

Corporate,
Personal	Investment	Inter-
Financial	Commercial	Banking &	Private	segment
Services	Banking	Markets	Banking	Other	elimination	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	2,580	767	292	10	22	(329)	3,342
Net fee income	790	263	122	14	2	–	1,191

Trading income excluding net interest income	56	9	151	3	1	–	220
Net interest expense on trading activities	–	–	(13)	1	–	329	317

Net trading income	56	9	138	4	1	329	537
Net income from financial instruments designated at fair value	174	–	9	–	3	–	186
Gains less losses from financial investments	35	–	10	–	35	–	80
Dividend income	5	–	–	–	–	–	5
Net earned insurance premiums .	794	23	57	–	(3)	–	871
Other operating income/ (expense)	188	18	25	(1)	56	–	286

Total operating income	4,622	1,080	653	27	116	–	6,498
Net insurance claims[1]	(734)	(13)	(45)	–	–	–	(792)

Net operating income before loan impairment charges and other credit risk provisions	3,888	1,067	608	27	116	–	5,706

Loan impairment (charges)/ recoveries and other credit risk provisions	(600)	(89)	11	(2)	4	–	(676)

Net operating income	3,288	978	619	25	120	–	5,030
Total operating expenses	(2,502)	(621)	(273)	(24)	(6)	–	(3,426)

Operating profit	786	357	346	1	114	–	1,604
Share of profit/(loss) in associates and joint ventures	–	–	1	–	(1)	–	–

Profit before tax	786	357	347	1	113	–	1,604

%	%	%	%	%	%

Share of HSBC’s profit before tax	3.8	1.7	1.7	–	0.5	7.7
Cost efficiency ratio	64.4	58.2	44.9	88.9	5.2	60.0

US$m	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	9,233	6,424	6,012	12	–	21,681
Total assets	15,723	9,491	28,509	53	1,611	55,387
Customer accounts	17,302	4,703	8,661	102	221	30,989

The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
–	loans and advances to banks (net)	7,410
–	trading assets, financial instruments designated at
fair value, and financial investments	13,067
–	deposits by banks	1,858

Back to Contents
		Year ended 31 December 2004[3]

				Corporate,
		Personal		Investment			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination	Total
Latin America		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income		1,817	466	217	4	12	–	2,516
Net fee income/(expense)		765	230	95	12	(75)	–	1,027
Trading income/(expense)		35	12	81	–	(1)	–	127
Net investment income on assets backing policyholders’ liabilities		40	1	9	–	45	–	95
Gains less losses from financial investments		8	5	(1)	–	35	–	47
Dividend income		–	–	–	–	2	–	2
Net earned insurance premiums .		251	34	55	–	359	–	699
Other operating income		25	18	6	1	12	(16)	46

Total operating income		2,941	766	462	17	389	(16)	4,559
Net insurance claims[1]		(219)	(25)	(47)	–	(244)	–	(535)

Net operating income before loan impairment charges and other credit risk provisions		2,722	741	415	17	145	(16)	4,024
Loan impairment (charges)/ recoveries and other credit risk provisions		(270)	23	(7)	–	1	–	(253)

Net operating income		2,452	764	408	17	146	(16)	3,771
Total operating expenses		(1,801)	(448)	(212)	(17)	(68)	16	(2,530)

Operating profit		651	316	196	–	78	–	1,241
Share of profit in associates and joint ventures		–	–	–	–	1	–	1

Profit before tax		651	316	196	–	79	–	1,242

		%	%	%	%	%		%
Share of HSBC’s profit before tax		3.4	1.7	1.0	–	0.4		6.5
Cost efficiency ratio		66.2	60.5	51.1	100.0	46.9		62.9

		US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)		9,709	3,021	2,622	2	339		15,693
Total assets		16,973	5,027	17,014	34	1,371		40,419
Customer accounts		13,642	6,284	6,259	11	111		26,307

The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
–	loans and advances to banks (net)			5,046
–	trading assets, financial instruments designated at fair value, and financial investments			7,860
–	deposits by banks			1,825

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.
3	In 2006, Mexico and Panama were reclassified from the North America segment to Latin America. Comparative information has been restated accordingly.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Products and services

Other information

Products and services

Personal Financial Services

Personal Financial Services provides over 120 million individual and self-employed customers with a wide range of banking and related financial services. The precise nature of the products and services provided is, to some extent, driven by local regulations, market practices and the positioning of HSBC’s local businesses. Typically, products provided include current and savings accounts, mortgages and personal loans, credit cards, and local and international payment services.

     HSBC uses its global reach to offer tailored financial services to customers banking in more than one country.

     Personal customers prefer to conduct their financial business at times convenient to them, using a range of delivery channels. This demand for flexibility is met through the increased provision of direct channels such as the internet and self-service terminals, in addition to traditional and automated branches and service centres accessed by telephone.

     Delivering the right products and services for particular target markets is a fundamental requirement in any retail service business, and market research and customer analysis is key to developing an in-depth understanding of significant customer segments and their needs. This understanding of the customer ensures that customer relationship management systems are effectively used to identify and fulfil sales opportunities, and to manage the sales process.

     HSBC Premier is a premium banking service providing personalised relationship management, 24-hour priority telephone access, global travel assistance and cheque encashment facilities. There are now over 1.8 million HSBC Premier customers, who can use more than 250 specially designated Premier branches and centres in 36 countries and territories, either temporarily when visiting or on a more permanent basis if they require a banking relationship in more than one country.

     HSBC Finance’s operations in the US, the UK and Canada make credit available to customers not well catered for by traditional banking operations, facilitate point-of-sale credit in support of retail purchases and support major affiliate credit card programmes. At 31 December 2006, HSBC Finance had over 66 million customers with total gross advances of US$217.3 billion.

     HSBC Finance serves personal customers through the following business units:

•	The consumer lending business unit is one of the largest sub-prime home equity originators in the US, marketed under the HFC and Beneficial brand names. Consumer lending also acquires sub-prime loans on the secondary market.

•	The mortgage services business unit purchases first and second lien mortgage loans, including open-end home equity loans, from a network of over 220 unaffiliated third-party lenders in the US. Decision One Mortgage Company, a subsidiary of HSBC Finance, originates mortgage loans sourced by mortgage brokers and sells all loans to secondary market purchasers, including HSBC’s mortgage services business.

•	The retail services business unit is one of the largest providers of third party private label credit cards (or store cards) in the US based on receivables outstanding, with over 66 merchant relationships and 16.6 million active customer accounts.

•	In addition to originating and refinancing motor vehicle loans, HSBC Finance’s motor vehicle finance business unit purchases retail instalment contracts of US customers who do not have access to traditional prime-based lending sources. The loans are largely sourced from a network of approximately 9,500 motor dealers.

•	The credit card services business unit is the fifth largest issuer of MasterCard and Visa credit cards in the US, and includes affiliation programmes such as the GM Card, the AFL- CIO Union Plus credit card, the Household Bank, Orchard Bank and, HSBC branded cards, and the Direct Merchants Bank MasterCard. Credit card services also cross-sell to customers in the consumer lending, motor vehicle finance, retail services and taxpayer financial services businesses.

•	The taxpayer financial services business unit accelerates access to funds for US taxpayers who are entitled to tax refunds. The business is seasonal with most revenues generated in the first three months of the year.

     HSBC Finance’s business in the UK, HFCBank, provides mid-market consumers with mortgages, secured and unsecured loans, retail finance and insurance products. In Canada, similar products are offered through trust operations of HSBC Finance’s subsidiary there.

Back to Contents

     Insurance and investment products play an important part in meeting the needs of customers. Insurance products distributed by HSBC through its direct channels and branch networks include loan protection, life, property and health insurance and pensions. Acting as both broker and underwriter, HSBC sees continuing opportunities to deliver insurance products to its customer base.

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

Commercial Banking

HSBC is one of the world’s leading, and most international, banks, with 2.6 million Commercial Banking customers in 62 locations, including sole proprietors, partnerships, clubs and associations, incorporated businesses and publicly quoted companies. At 31 December 2006, HSBC had total commercial customer account balances of US$191 billion and total commercial customer loans and advances, net of loan impairment allowances, of US$173 billion.

     HSBC segments its Commercial Banking business into corporate, medium, small and micro business, allowing the development of tailored customer propositions whilst adopting a broader view of the entire Commercial Banking sector, from sole traders to top end mid-market corporations. This allows HSBC to provide continuous support to companies as they grow in size both domestically and internationally, and ensures a clear focus on the small and micro business sectors, which are typically the key to innovation and growth in market economies.

     HSBC places particular emphasis on geographical collaboration to meet its business customers’ needs and aims to be recognised as the leading international business bank and the best bank for small business in target markets. The range of products and services includes:

     Financing : HSBC provides a range of short and longer-term financing options for Commercial Banking customers, both domestically and cross-border, including overdrafts, receivables finance, term loans and property finance. HSBC offers forms of asset finance in five sites and has established specialised divisions providing leasing and instalment finance for vehicles, plant and equipment.

     Payments and cash management: HSBC is a leading provider of domestic and cross-border payments, collections, liquidity management and account services worldwide. HSBC’s extensive network of offices and direct access to numerous local clearing systems, enhances its customers’ ability to manage their cash efficiently on a global basis.

     International trade: HSBC finances and facilitates significant volumes of international trade, under both open account terms and traditional trade finance instruments. HSBC also provides international factoring, commodity and insured export finance, and forfaiting services. HSBC utilises its extensive international network to build customer relationships at both ends of trade flows, and maximises efficiency through expertise in documentary checking and processing, and highly automated systems.

     Treasury and capital markets: Commercial Banking customers are volume users of the Group’s foreign exchange capabilities, including sophisticated currency and interest rate options.

     Commercial cards: HSBC offers commercial card services in 16 countries. Commercial card issuing provides its customers with services which enhance cash management, improve cost control and streamline purchasing processes. HSBC offers card acquiring services, either directly or as part of a joint venture, enabling merchants to accept credit card payments either in store or on the internet.

     Insurance: HSBC offers insurance services in 25 sites, which cover a full range of commercial insurance products designed to meet the needs of businesses and their employees, including employee benefit, pension and healthcare programmes. These products are provided by HSBC either as an intermediary (broker, agent or consultant) or as a supplier of in-house or third party offerings. HSBC also provides insurance due diligence reviews, and actuarial and employee benefit consultancy services.

     Wealth management services: These include advice and products related to savings and

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Products and services / Property / Legal proceedings

investments provided to Commercial Banking customers and their employees through HSBC’s worldwide network, with clients being referred to Private Banking where appropriate.

     Investment banking: A small number of Commercial Banking customers need corporate finance and advisory support. These requirements are serviced by the Group on a client-specific basis.

     Delivery channels: HSBC deploys a full range of delivery channels, including specific online and direct banking offerings such as HSBCnet and Business Internet Banking.

Corporate, Investment Banking and Markets

HSBC’s Corporate, Investment Banking and Markets business provides tailored financial solutions to major government, corporate and institutional clients worldwide. Managed as a global business, this customer group operates a long-term relationship management approach to build a full understanding of clients’ financial requirements. Sectoral client service teams comprising relationship managers and product specialists develop financial solutions to meet individual client needs. With dedicated offices in over 60 countries and access to HSBC’s worldwide presence and capabilities, this business serves subsidiaries and offices of its clients on a global basis.

     Corporate, Investment Banking and Markets is managed as three principal business lines: Global Markets, Global Banking and Group Investment Businesses. This structure allows HSBC to focus on relationships and sectors that best fit the Group’s footprint and facilitates seamless delivery of HSBC’s products and services to clients.

     Products and services offered include:

Global Markets

HSBC’s operations in Global Markets consist of treasury and capital markets services for supranationals, central banks, corporations, institutional and private investors, financial institutions and other market participants. Products include:

•	foreign exchange;

•	currency, interest rate, bond, credit, equity and other specialised derivatives;

•	government and non-government fixed income and money market instruments;

•	precious metals and exchange traded futures;

•	equity services, including research, sales and
trading for institutional, corporate and private clients and asset management services;

•	distribution of capital markets instruments, including debt, equity and structured products, utilising links with HSBC’s global networks; and

•	securities services, where HSBC is one of the world’s leading custodians providing custody and clearing services and funds administration to both domestic and cross-border investors.

Global Banking

HSBC’s operations in Global Banking consist of financing, advisory and transaction services for corporations, institutional and private investors, financial institutions, and governments and their agencies. Products include:

•	investment banking, which comprises capital raising, including debt and equity capital, and corporate finance and advisory services;

•	lending, comprising bilateral and syndicated lending, leveraged and acquisition finance, structured and project finance; lease finance; and non-retail deposit-taking;

•	international, regional and domestic payments and cash management services; and

•	other transaction services, including trade services, factoring and banknotes.

Group Investment Businesses

These comprise asset management products and services for institutional investors, intermediaries and individual investors and their advisers.

Other

Other products include private equity, which comprises HSBC’s captive private equity funds, strategic relationships with third party private equity managers and other investments.

Private Banking

HSBC’s presence in all the major wealth-creating regions has enabled it to build one of the world’s leading private banking groups, providing financial services to high net worth individuals and their families from 90 locations in 35 countries and territories, with client assets of US$333 billion at 31 December 2006.

     HSBC Private Bank is the principal marketing name of the HSBC Group’s international private banking business which, together with HSBC

Back to Contents

Guyerzeller and HSBC Trinkaus & Burkhardt, provides the services noted below.

     Utilising the most suitable products from the marketplace, Private Banking works with its clients to offer both traditional and innovative ways to manage and preserve wealth while optimising returns. Products and services offered include:

      Investment services: These comprise both advisory and discretionary investment services. A wide range of investment vehicles is covered, including bonds, equities, derivatives, options, futures, structured products, mutual funds and alternative products, such as hedge funds and fund of funds. By accessing regional expertise located within six major advisory centres in Hong Kong, Singapore, Geneva, New York, Paris and London, Private Banking seeks to select the most suitable investments for clients’ needs and investment strategies.

     Global wealth solutions: These comprise inheritance planning, trustee and other fiduciary services designed to protect existing wealth and create tailored structures to preserve wealth for future generations. Areas of expertise include trusts, foundation and company administration, charitable trusts and foundations, insurance and offshore structures.

     Specialist advisory services: Private Banking offers expertise in several specialist areas of wealth management including tax advisory and financial planning, family office advisory, corporate finance, consolidated reporting, industry services such as charities and foundations, media, shipping, diamond and jewellery, and real estate planning. Specialist advisers are available to deliver products and services that are tailored to meet the full range of high net worth clients’ individual financial needs.

     General banking services: These comprise treasury and foreign exchange, offshore and onshore deposits, credit and specialised lending, tailor-made loans and internet banking. Private Banking works to ensure its clients have full access to relevant skills and products available throughout HSBC, such as corporate banking, investment banking and insurance.

Property

At 31 December 2006, HSBC operated from some 10,200 operational properties worldwide, of which approximately 3,200 were located in Europe, 700 in Hong Kong and the Rest of Asia-Pacific, 2,300 in North America and 4,000 in Latin America (including 1,550 in Mexico). These properties had an area of approximately 65.4 million square feet (2005: 63.8 million square feet).

     Freehold, long leasehold and short leasehold land and buildings carried on the balance sheet represented 40 per cent of HSBC’s operational space. In addition, properties with a net book value of US$1,949 million were held for investment purposes. Of the total net book value of HSBC properties, more than 78% per cent were owned or held under long-term leases.

     HSBC’s properties are stated at cost, being historical cost or fair value at the date of transition to IFRSs (their deemed cost) less any impairment losses, and are depreciated on a basis calculated to write off the assets over their estimated useful lives. Properties owned as a consequence of an acquisition are recognised initially at fair value.

Valuation of freehold and leasehold land and buildings

HSBC’s freehold and long leasehold properties, together with all leasehold properties in Hong Kong, were valued in 2006. The value of these properties was US$1.7 billion in excess of their carrying amount in the consolidated balance sheet.

     Further details are included in Note 23 on the Financial Statements on page 366.

Legal proceedings

HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US, arising out of its normal business operations. HSBC considers that none of the actions is regarded as material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of such litigation. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practicable to do so.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review

Introduction / Critical accounting policies

Introduction

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as endorsed by the European Union (‘EU’). EU-endorsed IFRSs may differ temporarily from IFRSs as published by the International Accounting Standards Board (‘IASB’) if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2006, there were no unendorsed standards, effective for the year ended 31 December 2006, affecting these consolidated and separate financial statements, and there was no difference in application to HSBC between IFRSs endorsed by the EU and IFRSs issued by the IASB.

     Certain information for years prior to 2004 has been prepared under UK Generally Accepted Accounting Principles (‘UK GAAP’), which are not comparable with IFRSs.

     HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. Unless otherwise stated, the accounting information presented in this document has been prepared in accordance with IFRSs.

IFRSs compared with US GAAP

	2006	2005	2004
	US$m	US$m	US$m
Net income
US GAAP	16,358	14,703	12,506
IFRSs	15,789	15,081	12,918

Shareholders’ equity
US GAAP	108,540	93,524	90,082

IFRSs	108,352	92,432	85,522

HSBC provides details of its net income and shareholders’ equity calculated in accordance with US GAAP, which differs in certain respects from IFRSs. Differences in net income and shareholders’ equity are explained in Note 47 on the Financial Statements on pages 403 to 434.

Constant currency

Constant currency comparatives in respect of 2005 and 2004 used in the 2006 and 2005 commentaries respectively are computed by retranslating into US dollars:

•	the income statements for 2005 and 2004 of non-US dollar branches, subsidiaries, joint ventures and associates at the average rates of exchange for 2006 and 2005 respectively; and

Back to Contents

•	the balance sheets at 31 December 2005 and 2004 for non-US dollar branches, subsidiaries, joint ventures and associates at the prevailing rates of exchange on 31 December 2006 and 2005 respectively.
No adjustments are made to the exchange rates used to translate assets and liabilities denominated in foreign currencies into the functional currencies of any HSBC branch, subsidiary, joint venture or associate.

	2006 compared with 2005		2005 compared with 2004

	As	Constant	As	Constant
	reported	currency on	reported	currency on
		an underlying		an underlying
		basis		basis
	%	%	%	%
Operating income and cost growth
Total operating income	14	11	10	10

Net operating income before loan impairment charges and other credit risk provisions	13	11	12	12

Total operating expenses	14	11	11	9

Comparison of financial information

When reference is made to ‘constant currency’ or ‘constant exchange rates’ in commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period in respect of the income statement or the balance sheet. When reference to ‘underlying basis’ is made, comparative information has been expressed at constant currency and adjusted for the effect of acquisitions, disposals, and the change in presentation of non-equity minority issues affecting the 2005 comparison with 2004.

     As the transition to IFRSs affected the comparability of the financial information presented in this document (see Note 1 on the Financial Statements), the commentaries that follow specify the impact when this is material to a reader’s understanding of the underlying business trends.

Critical accounting policies

(Audited)

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

     The accounting policies that are deemed critical to HSBC’s IFRSs results and financial position, in terms of the materiality of the items to which the policy is applied, and which involve a high degree of judgement and estimation, are discussed below.

Impairment of loans

HSBC’s accounting policy for losses arising from the impairment of customer loans and advances is described in Note 2(f) on the Financial Statements.

     Losses in respect of impaired loans are reported in HSBC’s income statement under the caption ‘Loan impairment charges and other credit risk provisions’. An increase in these losses has the effect of reducing HSBC’s profit for the period by a corresponding amount (while a decrease in impairment charges or reversal of impairment charges has the opposite effect).

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

Individually assessed loans

At each balance sheet date, HSBC assesses on a case-by-case basis whether there is any objective evidence that a loan is impaired. This procedure is applied to all accounts that are considered individually significant. In determining impairment losses on these loans, the following factors are considered:

•	HSBC’s aggregate exposure to the customer;
•	the viability of the customer’s business model and their capacity to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations;

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Critical accounting policies

•	the amount and timing of expected receipts and recoveries;

•	the likely dividend available on liquidation or bankruptcy;

•	the extent of other creditors’ commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;

•	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

•	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

•	the likely deduction of any costs involved in recovery of amounts outstanding;

•	the ability of the borrower to obtain, and make payments in, the currency of the loan if not denominated in local currency; and

•	when available, the secondary market price of the debt.

     Impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan’s current carrying amount.

     The carrying amount of impaired loans on the balance sheet is reduced through the use of an allowance account. HSBC’s policy requires a review of the level of impairment allowances on individual facilities above materiality thresholds at least half-yearly, or more regularly when individual circumstances require. This normally includes a review of collateral held (including re-confirmation of its enforceability) and an assessment of actual and anticipated receipts.

Collectively assessed loans

Impairment is assessed on a collective basis in two circumstances:

•	to cover losses which have been incurred but have not yet been identified on loans subject to individual assessment; and

•	for homogeneous groups of loans that are not considered individually significant.

Incurred but not yet identified impairment

Individually assessed loans for which no evidence of loss has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss. This reflects impairment losses incurred at the balance sheet date which will only be individually identified in the future.

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

Homogeneous groups of loans

For homogeneous groups of loans that are not considered individually significant, two alternative methods are used to calculate allowances on a portfolio basis:

     When appropriate empirical information is available, HSBC utilises roll-rate methodology. This methodology employs statistical analysis of historical trends of delinquency and default to estimate the likelihood that loans will progress through the various stages of delinquency and ultimately prove irrecoverable. The estimated loss is the difference between the present value of expected future cash flows, discounted at the original effective interest rate of the portfolio, and the carrying amount of the portfolio. Current economic conditions are also evaluated when calculating the appropriate level of allowance required to cover inherent loss. In certain highly developed markets, sophisticated models also take into account behavioural and account management trends as revealed in, for example, bankruptcy and rescheduling statistics.

     In other cases, when the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll-rate methodology, HSBC adopts a formulaic approach which allocates progressively higher percentage loss rates the longer a customer’s loan is overdue. Loss rates are

Back to Contents

calculated from the discounted expected future cash flows from a portfolio.

     In normal circumstances, historical experience provides the most objective and relevant information from which to assess inherent loss within each portfolio. In certain circumstances, historical loss experience provides less relevant information about the inherent loss in a given portfolio at the balance sheet date, for example, where there have been changes in economic, regulatory or behavioural conditions such that the most recent trends in the portfolio risk factors are not fully reflected in the statistical models. In these circumstances, such risk factors are taken into account when calculating the appropriate level of impairment allowances, by adjusting the impairment allowances derived solely from historical loss experience. Key risk factors include recent trends in charge-off and delinquency, economic conditions such as national and local trends in housing markets, changes in product mix and concentration, bankruptcy trends, other market conditions such as changes in interest rates and energy prices, changes in laws and regulations and natural disasters.

     Roll rates, loss rates and the expected timing of future recoveries are regularly benchmarked against actual outcomes to ensure they remain appropriate.

     The portfolio approach is generally applied to the following types of portfolios:

•	low value, homogeneous small business accounts in certain jurisdictions;

•	residential mortgages;

•	credit cards and other unsecured consumer lending products; and

•	motor vehicle financing.

These portfolio allowances are generally reassessed monthly and charges for new allowances, or reversals of existing allowances, are calculated for each separately identified portfolio.

Loan write-offs

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery of these amounts and when the proceeds from realising security have been received.

Reversals of impairment

If the amount of an impairment loss decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognised, the excess is written back by reducing the loan impairment allowance account accordingly. The reversal is recognised in the income statement.

Assets acquired in exchange for loans

Non-financial assets acquired in exchange for loans as part of an orderly realisation are recorded as assets held for sale and reported in ‘Other assets’. The asset acquired is recorded at the lower of its fair value (less costs to sell) and the carrying amount of the loan (net of impairment allowance) at the date of exchange. No depreciation is charged in respect of assets held for sale. Any subsequent write-down of the acquired asset to fair value less costs to sell is recognised in the income statement in ‘Other operating income’. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write down, is also recognised in ‘Other operating income’, together with any realised gains or losses on disposal.

Renegotiated loans

The impairment of personal loans is generally subject to collective assessment. Personal loans whose terms have been renegotiated are no longer considered past due, but are treated as new loans only after a minimum required number of payments required under the new arrangements have been received.

     Loans subject to individual impairment assessment whose terms have been renegotiated are subject to ongoing review to determine whether they remain impaired or should be considered past due.

     Further information on impairment assessment and impairment allowances is set out on pages 174 to 176.

Goodwill impairment

HSBC’s accounting policy for goodwill is described in Note 2(o) on the Financial Statements.

     Goodwill arises on business combinations, including the acquisition of subsidiaries, and interests in joint ventures and associates, when the cost of acquisition exceeds the fair value of HSBC’s share of the identifiable assets, liabilities and contingent liabilities acquired. By contrast, if HSBC’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of an

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Critical accounting policies / Key performance indicators

acquired business is greater than the cost of acquisition, the excess is recognised immediately in the income statement.

     Goodwill is allocated to cash-generating units (‘CGU’) for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. Impairment testing is performed at least annually by comparing the present value of the expected future cash flows from a business with the carrying amount of its net assets, including attributable goodwill.

     Significant management judgement is involved in two aspects of the process of identifying and evaluating goodwill impairment.

     First, the cost of capital assigned to an individual CGU and used to discount its future cash flows can have a significant effect on the CGU’s valuation. The cost of capital percentage is generally derived from a Capital Asset Pricing Model, which itself depends on inputs reflecting a number of financial and economic variables including the risk-free interest rate in the country concerned and a premium to reflect the inherent risk of the business being evaluated. These variables are established on the basis of management judgement.

     Second, management judgement is required in estimating the future cash flows of the CGU. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are available, and to assumptions regarding the long-term pattern of sustainable cash flows thereafter. While the acceptable range within which underlying assumptions can be applied is governed by the requirement to compare resulting forecasts with actual performance and verifiable economic data in future years, the cash flow forecasts necessarily and appropriately reflect management’s view of future business prospects.

     When this exercise demonstrates that the expected cash flows of a CGU have declined and/or that its cost of capital has increased, the effect is to reduce the CGU’s estimated fair value. If this results in an estimated recoverable amount that is lower than the carrying value of the CGU, a charge for impairment of goodwill will be recorded, thereby reducing by a corresponding amount HSBC’s profit for the year. Goodwill is stated at cost less accumulated impairment losses.

     Goodwill on acquisitions of interests in joint ventures or associates is included in ‘Interests in associates and joint ventures’.

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

     Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for assets held and offer prices for liabilities. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. These include comparisons with similar financial instruments for which market observable prices exist, discounted cash flow analyses, option pricing models and other valuation techniques commonly used by market participants.

     The main factors which management considers when applying a model are:

•	the likelihood and expected timing of future cash flows on the instrument. These cash flows are usually governed by the terms of the instrument, although management judgement may be required when the ability of the counterparty to service the instrument in accordance with the contractual terms is in doubt; and

•	an appropriate discount rate for the instrument. Management determines this rate, based on its assessment of the appropriate spread of the rate for the instrument over the risk-free rate.

     When valuing instruments by reference to comparable instruments, management takes into account the maturity, structure and rating of the instrument with which the position held is being compared. When valuing instruments on a model basis using the fair value of underlying components, management considers, in addition, the need for adjustments to take account of factors such as bid-offer spread, credit profile and model uncertainty.

Back to Contents

These adjustments are based on defined policies which are applied consistently across HSBC.

     When unobservable market data have a significant impact on the valuation of derivatives, the entire initial difference in fair value indicated by the valuation model from the transaction price is not recognised immediately in the income statement but is recognised over the life of the transaction on an appropriate basis or is recognised in the income statement when the inputs become observable, or when the transaction matures or is closed out.

     Financial instruments measured at fair value through profit or loss comprise financial instruments held for trading and financial instruments designated at fair value. Changes in their fair value directly impact HSBC’s income statement in the period in which they occur.

     A change in the fair value of a financial asset which is classified as ‘available-for-sale’ is recorded directly in equity until the financial asset is sold, at which point the cumulative change in fair value is charged or credited to the income statement. When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in profit or loss, reducing HSBC’s operating profit.

     In Notes on the Financial Statements, Note 15 includes a table which summarises HSBC’s trading portfolio by valuation methodology, and Note 33 provides an analysis of the fair value of financial instruments not measured at fair value in the balance sheet.

Key performance indicators

The Board of Directors and the Group Management Board each monitors HSBC’s progress against its strategic objectives on a regular basis. Progress is assessed by comparison with the Group’s strategy, its operating plan targets and its historical performance using both financial and non-financial measures.

     As a prerequisite for the vesting of performance shares, the Remuneration Committee must satisfy itself that HSBC’s financial performance has shown a sustained improvement in the period since the award date. In determining this, the Remuneration Committee takes into account HSBC’s financial performance with regard to the financial key performance indicators (‘KPIs’) described below. For awards made since 2005, the KPIs are compared with the same group of 28 comparator banks as for the TSR performance condition.

Financial KPIs

HSBC’s strategic plan, ‘Managing for Growth’, provides HSBC with a blueprint for organic growth and development. This began in 2003 and will continue up to 2008. The plan is aimed at guiding the Group to achieve management’s vision for HSBC to be the world’s leading financial services company.

     To support the Group’s strategy and ensure that HSBC’s performance can be monitored, management utilises a number of financial KPIs. The table below presents these KPIs for the period from 2004 to 2006. At a business level, the KPIs are complemented by a range of benchmarks which are relevant to the planning process and to reviewing business performance.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Key performance indicators

Financial KPIs used by HSBC’s management

	2006	2005	2004[10]
	%	%	%
Revenue growth[1]	13.4	12.2	–
Revenue mix[2]
Net interest income	52.8	54.4	60.6
Net fee income	26.3	25.1	25.2
Other income[3]	20.9	20.5	14.2

Cost efficiency[4]	51.3	51.2	51.6
Credit performance as measured by risk adjusted margin[5]	6.3	6.3	6.8
Return on average invested capital[6]	14.9	15.9	15.0
Dividend performance[7]	10.1	9.5	5.0
Earnings per share[8] (US$)	1.40	1.36	1.18

	Over	Over	Over
	1 year	3 years	5 years
Total shareholder return[9]
HSBC TSR	104.6	122.0	148.4
Benchmarks:
– FTSE 100	114.4	153.8	141.1
– MSCI World	105.8	139.9	122.4

1	The percentage increase in net operating income before loan impairment and other credit risk charges since the previous reporting period.
2	As a percentage of net operating income before loan impairment charges and other credit risk provisions.
3	Other income comprises net operating income before loan impairment charges and other credit risk provisions less net interest income and net fee income.
4	Total operating expenses divided by net operating income before loan impairment and other credit risk charges.
5	Net operating income divided by average risk-weighted assets.
6	Profit attributable to ordinary shareholders divided by average invested capital.
7	The percentage increase in dividend per share since the previous reporting period.
8	Basic earnings per share is defined in note 12.
9	Total shareholder return is defined on page 281.
10	Presentational changes introduced under IFRSs on 1 January 2005 distort comparison of 2004 data with succeeding years.

Revenue growth provides an important guide to the Group’s success in generating business. In 2006, total revenue grew by 13.4 per cent to US$65.4 billion, 10.5 per cent on an underlying basis, reflecting HSBC’s expansion into new products and markets, improved brand recognition and refinements in segmentation to better meet customer needs. The trend maintained the strong performance in 2005 when the underlying increase was 11.7 per cent. Higher revenue was largely driven by balance sheet growth and strong contributions from emerging markets, where HSBC continued to introduce products and services developed in mature economies to these faster growing regions.

     Revenue mix represents the relative distribution of revenue streams between net interest income, net fee income and other revenue. It is used to understand how changing economic factors affect the Group, to highlight dependence on balance sheet utilisation for income generation and to indicate success in cross-selling fee-based services to customers with loan facilities. This understanding assists management in making business investment decisions. Comparison of the revenue mix since 2004 indicates that it has been broadly stable over recent years. The percentage of revenue attributable to net interest income fell, however, from 54.4 per cent in 2005 to 52.8 per cent in 2006 as balance sheet management revenues were constrained by an adverse interest rate environment while fee and trading-based revenue streams have grown more strongly.

     Cost efficiency is a relative measure that indicates the consumption of resources in generating revenue. Management uses this metric to assess the success of technology utilisation and, more generally, the productivity of the Group’s distribution platforms and sales forces. The cost efficiency ratio for 2006 was broadly in line with the previous two years notwithstanding ongoing investment in HSBC’s businesses, particularly in emerging markets, and in improving the Group’s distribution and technology platforms.

     Credit performance as measured by risk-adjusted margin is an essential gauge for assessing whether credit is correctly priced so that the returns available after recognising impairment charges meet the Group’s required return parameters. The ratio for 2006 was 6.3 per cent, unchanged from 2005, showing a trend to higher-margin earnings relative to risk, notwithstanding the significant credit losses in the mortgage services business in the US described on page 189. Management aims to improve risk-adjusted performance over time.

     Return on average invested capital measures the return on the capital investment made in the business, enabling management to benchmark HSBC against competitors. In 2006, the ratio of 14.9 per cent was 100 basis points lower than that reported in 2005. This decline reflected the fact that profitability grew more slowly than the capital utilised in generating the profit because of the higher impairment charges recognised in 2006, largely in respect of the mortgage services business in the US.

     HSBC aims to deliver sustained dividend performance for its shareholders. The dividend per share for the year was US$0.76, an increase of 10.1 per cent on 2005, a larger increase than the 9.5 per cent increase in dividend per share reported in 2005. HSBC has delivered a compound rate of increase in dividends of 9.6 per cent per annum over the past 5 years.

Back to Contents

     Basic earnings per share (‘EPS’) is a ratio that shows the level of earnings generated per ordinary share. EPS is one of two key performance measures used in rewarding employees and is discussed in more detail in the Director’s Remuneration Report. EPS for 2006 was US$1.40, an increase of 2.9 per cent on 2005. This demonstrated the benefit of diversified earnings as the losses in the US mortgage services business were more than compensated for by strong growth in other markets and products. In 2005, EPS grew by 15 percentage points over that reported in 2004.

     Total shareholder return (‘TSR’) is used as a method of assessing the overall return to shareholders on their investment in HSBC, comprising both the growth in share value and declared dividends. TSR is a key performance measure in rewarding employees and is discussed in more detail in the Director’s Remuneration Report. The TSR benchmark is an index set at 100 and measured over one, three and five years for the purpose of comparison with the performance of a group of competitor banks which reflect HSBC’s range and breadth of activities. The TSR levels at the end of 2006 were 104.6, 122.0, and 148.4 over one, three and five years respectively. HSBC’s TSR over one and three years has underperformed the benchmark. This is attributed largely to the impact on the share price of the current weakness in the US sub-prime mortgage business and investor preference over this time for companies with smaller market values, particularly those for which there is the possibility of participating in domestic or regional consolidation. Over five years HSBC’s TSR outperformed the benchmark, reflecting its strong and consistent growth in profits and dividends.

     Management believes that KPIs must remain relevant to the business so may be changed over time to reflect changes in the Group’s composition and the strategies employed.

Non-financial KPIs

HSBC has chosen four non-financial KPIs which are important to the future success of the Group in delivering its strategic objectives. These non-financial KPIs are currently reported internally within HSBC on a local basis. Going forward, a common framework is being established with considered definitions and metrics so that these KPIs can be published from next year.

Employee engagement

Employee engagement is a measure of employees’ emotional and rational attachment to HSBC that motivates them to remain with the Group and align themselves wholeheartedly with its success.

     HSBC regularly surveys its employees on a regional or business basis, achieving on average a response rate of over 80 per cent. In 2006 over 168,000 employees were surveyed.

     From 2007 onwards, HSBC will launch a Group-wide employee engagement survey in conjunction with a leading external partner, which will include core questions designed to measure employee engagement levels consistently. This will be used to improve business performance through employee engagement, reward senior management for meeting and exceeding target engagement scores, and benchmark HSBC both internally and externally. The analysis of the survey results will be undertaken by the external partner, taking into account cultural norms and industry benchmarks. Survey results and action plans developed in response thereto will be communicated to all employees.

Brand perception

HSBC has conducted brand tracking surveys in its major Personal Financial Services markets for five years, assessing the strength of the brand by measuring awareness, consideration, momentum, image and differentiation. From 2007, HSBC will extend the exercise to include customers in HSBC’s major Commercial Banking markets. The surveys will be conducted by accredited independent third party organisations, and will produce a blended measure which will compare HSBC’s performance with its competitors in its major markets.

Customer satisfaction

HSBC has also regularly conducted customer satisfaction surveys in its main markets over many years. Going forward, HSBC will use a consistent measure of recommendation to gauge customer satisfaction with the services provided by the Group’s Personal Financial Services and Commercial Banking businesses, and benchmark the measures of reported customer satisfaction against those reported in respect of the customers of its main competitors in each of these markets.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Key performance indicators / Financial summary

IT performance and systems reliability

HSBC tracks two key measures of IT performance, namely, the number of customer transactions processed and the reliability and resilience of Group systems measured in terms of service availability targets.

     The number of customer transactions processed is a measure of the ease with which customers can access IT-developed and supported systems, the extent to which these systems meet customer expectations and the success of the Group’s IT function in meeting straight-through delivery processing targets.

Customer transactions processed

1	Interactive voice response system

     HSBC’s IT function establishes with its end users service level agreements for systems performance (e.g. systems up-time 99.9 per cent of the time and credit card authorisations within two seconds) and monitors the achievement of each of these commitments. The following chart shows the percentage of time throughout the year IT has consistently achieved all of its service level commitments. It is intended that comparisons of these numbers will be provided in the future.

Percentage of IT services meeting or exceeding targets in 2006

Back to Contents

Financial summary

Income statement

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m
Interest income	75,879	60,094	50,471
Interest expense	(41,393)	(28,760)	(19,372)
Net interest income	34,486	31,334	31,099

Fee income	21,080	17,486	15,902
Fee expense	(3,898)	(3,030)	(2,954)
Net fee income	17,182	14,456	12,948

Trading income excluding net interest income	5,619	3,656	2,786
Net interest income on trading activities	2,603	2,208	–
Net trading income[1]	8,222	5,864	2,786

Net income from financial instruments designated at fair value	657	1,034	–
Net investment income on assets backing policyholders’ liabilities	–	–	1,012
Gains less losses from financial investments	969	692	540
Dividend income	340	155	622
Net earned insurance premiums	5,668	5,436	5,368
Other operating income	2,546	2,733	1,613

Total operating income	70,070	61,704	55,988
Net insurance claims incurred and movement in policyholders’ liabilities	(4,704)	(4,067)	(4,635)

Net operating income before loan impairment charges and other
credit risk provisions	65,366	57,637	51,353
Loan impairment charges and other credit risk provisions	(10,573)	(7,801)	(6,191)

Net operating income	54,793	49,836	45,162

Employee compensation and benefits	(18,500)	(16,145)	(14,523)
General and administrative expenses	(12,823)	(11,183)	(9,739)
Depreciation of property, plant and equipment	(1,514)	(1,632)	(1,731)
Amortisation and impairment of intangible assets	(716)	(554)	(494)

Total operating expenses	(33,553)	(29,514)	(26,487)

Operating profit	21,240	20,322	18,675
Share of profit in associates and joint ventures	846	644	268

Profit before tax	22,086	20,966	18,943
Tax expense	(5,215)	(5,093)	(4,685)

Profit for the year	16,871	15,873	14,258

Profit attributable to shareholders of the parent company	15,789	15,081	12,918
Profit attributable to minority interests	1,082	792	1,340

1	‘Net trading income’ comprises all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading, together with related external interest income, interest expense and dividend income. The 2004 comparative figure does not include interest income and interest expense on trading assets and liabilities except for trading derivatives, nor does it include dividend income on trading assets and so is not strictly comparable with the figures for 2005 and 2006.

Year ended 31 December 2006 compared with year ended 31 December 2005

HSBC made a profit before tax of US$22,086 million, a rise of US$1,120 million, or 5 per cent, compared with 2005. Incremental contributions to pre-tax profit from Metris in the US, the Argentine retail operations acquired from Banca Nazionale and Ping An Insurance in mainland China, less the profits of The Cyprus Popular Bank, which was sold during the year, accounted for US$347 million of the increase in pre-tax profit in the period. These represented the bulk of changes in the constitution of the Group. On an underlying basis, which is described on page 111, profit before tax increased by 3 per cent.

     Average invested capital increased by US$10.6 billion compared with 2005 and return on that capital fell slightly by 1.0 per cent to

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Summary income statement

14.9 per cent. Revenue growth was 13 per cent and the cost efficiency ratio was broadly unchanged at 51.3 per cent; the Group’s Tier 1 ratio strengthened to 9.4 per cent.

     HSBC’s results in 2006 reflected the benefits of diversification of earnings. There were a number of outstanding achievements, for example, exceeding US$1 billion pre-tax profits for the first time in Mexico and the Middle East, and in each of the Group Private Banking and Commercial Banking businesses in the Rest of Asia-Pacific. HSBC added approximately US$1 billion in extra pre-tax profits in the Rest of Asia-Pacific and globally in the Commercial Banking businesses.

     However, results in 2006 also reflected a decline in pre-tax profits of around US$725 million in the Group’s personal businesses in the US as a portfolio of sub-prime mortgages purchased by a subsidiary of HSBC Finance (‘mortgage services’) suffered much higher delinquency than had been built into pricing these products.

     Earnings continued to be well diversified, both geographically and by customer group. Regionally, Asia including Hong Kong, had record results as did the Group’s newly designated Latin America region, which combines Mexico and Central America with HSBC’s South American businesses. Within the Customer Groups, Commercial Banking again delivered a record performance, as did Private Banking and Corporate, Investment Banking and Markets, which made strong progress in the areas in which the Group has been investing in recent years. Personal Financial Services declined as growth in Asia and Latin America was masked by the problems in the US mortgage services business.

     The economic backdrop in 2006 was favourable. Global equity markets enjoyed strong gains for much of the year, encouraging expanded investment flows and creating a receptive marketplace for the high level of mergers and acquisitions and IPO activity which followed. However, in these favourable conditions, the cumulative effect of rising short-term rates, benign credit conditions and strong liquidity put pressure on interest margins.

     The credit environment for corporate and commercial lending continued to be exceptionally good. However, on the back of slowing housing markets and rising interest rates, a marked deterioration was experienced in the sub-prime mortgage market in the US. This more than outweighed the non-recurrence in 2006 of loan impairment costs associated with a surge in bankruptcy filings in the US in the fourth quarter of 2005, and the effect of hurricane Katrina.

     Net operating income before loan impairment charges and other credit risk provisions of US$65,366 million was US$7,729 million or 13 per cent higher than in 2005, 11 per cent higher on an underlying basis. Commercial Banking, Corporate, Investment Banking and Markets and Private Banking operations all achieved strong double-digit growth. Operating income performance was well spread geographically, with the strongest growth in HSBC’s operations in Asia and in Latin America.

     Loan impairment and other credit risk provisions, expressed as a percentage of gross average advances to customers, at 1.4 per cent, were 20 basis points higher in 2006 than the 1.2 per cent recorded in 2005. There was also a 20 basis point rise in the ratio of new loan impairment charges to gross average advances to customers, from 1.4 per cent in 2005 to 1.6 per cent in 2006. The charge of US$10,573 million was US$2,772 million, or 36 per cent, higher than in 2005, 30 per cent higher on an underlying basis. Of this increase, approximately 60 per cent arose in the Group’s Personal Financial Services businesses in North America, with the major increase being in the US sub-prime mortgage portfolio acquired through mortgage services. Impairment charges in the UK were broadly stable as a percentage of lending to customers despite a rising trend of consumer recourse to debt mitigation arrangements. There was also some credit deterioration in a few emerging market countries, notably in the first half of 2006, as a consequence of regulatory changes.

     Total operating expenses of US$33,553 million were US$4,039 million or 14 per cent higher than in 2005, 11 per cent higher on an underlying basis. Much of the growth reflected investment to expand the Group’s geographic presence and add product expertise and sales support. This expansion was most marked in Personal Financial Services in North America, and in Corporate, Investment Banking and Markets, where the cost efficiency ratio improved slightly as strong revenue growth offset the first full year effect of investment expenditure in previous years.

     HSBC’s share of profit in associates and joint ventures increased by US$202 million, with improved contributions from The Saudi British Bank, Bank of Communications and Industrial Bank, supplemented by a first full year contribution from Ping An Insurance. HSBC’s share of profits from investments in associates in the Rest of Asia-Pacific accounted for nearly a quarter of the profits from that region. For further detailed discussion and analysis by geographical segment of the Group’s

Back to Contents

results see Report of the Directors: Business Review on page 31.

Year ended 31 December 2005 compared with year ended 31 December 2004

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

     As a result of the transition to full IFRSs, the format of the income statement changed. In particular, US$685 million of what would, previously, have been included in non-equity minority interest, moved within the income statement and was classified as ‘Interest expense’ in 2005, rather than ‘Profit attributable to minority interests’. As the applicable IFRSs requiring these changes only came into effect from 1 January 2005, the comparative 2004 figures are presented on the previous basis.

     On an underlying basis, which is described on page 111, profit before tax increased by 13 per cent.

     Total operating income of US$61,704 million was US$5,716 million or 10 per cent higher than in 2004. On an underlying basis, total operating income also rose by 10 per cent. This reflected organic lending growth in all regions and expansion in transactional banking revenues from increased trade, funds under management, administration and custody activities. Strong growth was also seen in fixed income and credit trading. Operating income performance was well spread geographically with particularly strong growth in HSBC’s operations in Latin America, the Middle East and the Rest of Asia-Pacific.

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

     Total operating expenses of US$29,514 million were US$3,027 million or 11 per cent higher than in 2004, 9 per cent higher on an underlying basis. Much of the growth reflected investment to expand the Group’s geographic presence and adding product expertise and sales support. This expansion was most marked in Personal Financial Services in the Rest of Asia-Pacific and in Corporate, Investment Banking and Markets, where investment spend peaked during 2005. In addition, business expansion in the Middle East and Latin America contributed to cost growth.

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

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Net interest income

Net interest income

	Year ended 31 December

	2006		2005		2004
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	8,289	24.0	8,221	26.2	9,098	29.3
Hong Kong	4,685	13.6	4,064	13.0	3,638	11.7
Rest of Asia-Pacific	3,047	8.8	2,412	7.7	2,060	6.6
North America[1]	14,268	41.4	13,295	42.4	13,787	44.3
Latin America[1]	4,197	12.2	3,342	10.7	2,516	8.1

Net interest income[2]	34,486	100.0	31,334	100.0	31,099	100.0

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Net interest income[2]	34,486	31,334	31,099
Average interest-earning assets	1,113,404	999,421	976,387
Gross interest yield (per cent)[3]	6.82	6.01	5.17
Net interest spread (per cent)[4]	2.94	2.84	2.97
Net interest margin (per cent)[5]	3.10	3.14	3.19

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.
2	‘Net interest income’ comprises interest income less interest expense on financial assets and liabilities which is not recognised as part of ‘Net trading income’ or ‘Net income earned from financial instruments designated at fair value’. In 2004, all interest income and expense was included within ‘Net interest income’ so these figures are not strictly comparable with those for 2005 and 2006.
3	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).
4	Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate paid on average interest-bearing funds.
5	Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Year ended 31 December 2006 compared with year ended 31 December 2005

Net interest income of US$34,486 million was 10 per cent higher than in 2005 and 7 per cent higher on an underlying basis. The commentary that follows is on an underlying basis.

     Movements in net interest income were particularly influenced by the following factors:

•	rising short-term interest rates in US dollars and linked currencies, and in sterling, increased the value of low-cost deposits and transactional balances and increased the interest income earned from investing those balances. This was particularly relevant to the Personal Financial Services and Commercial Banking businesses in Asia and the UK, and also improved the value of cash balances within the Group’s custody and payments and cash management businesses and increased the resultant investment income;

•	the cumulative effect of higher short-term interest rates in most major currencies in recent years has been to flatten interest rate yield curves and to reduce the opportunities available to HSBC’s balance sheet management operations to generate additional income. This reduced growth in net interest income compared with 2005 by some 2 percentage points;
•	strong liquidity and benign credit conditions put pressure on lending margins in corporate and commercial banking and credit spreads tightened as a consequence. Increased competition for core deposits also reduced deposit spreads in certain markets;

•	HSBC deployed an increased proportion of liabilities into trading assets. Reported net interest income includes the cost of internally funding these assets, while related revenue is included in trading income. This was particularly relevant to the UK, France and the US. The cost of funding net long positions is included within trading as an interest expense in HSBC’s customer group reporting; and

•	HSBC concentrated balance sheet expansion on attracting liabilities and, as a result, customer deposits, at constant currency but including acquisitions, grew by 3 percentage points more than customer loans.

     In Europe, net interest income increased by 1 per cent. The benefit of balance growth in Personal Financial Services and Commercial Banking was substantially offset by the increased deployment of liabilities to the fund trading activity referred to above; there was a corresponding rise in trading income. This was most pronounced in the UK and France.

Back to Contents

     In the UK, growth in Personal Financial Services was strong in savings and packaged current accounts, but mortgage and credit card lending also increased. In Commercial Banking, customer recruitment boosted growth in deposit balances and spreads widened, particularly on US dollar denominated accounts. Commercial lending balances were higher, in part reflecting the strong growth throughout 2005. In France, revenues declined despite growth in lending, due to competitive pricing pressures and the impact of older, higher-yielding hedges of the network’s funding surplus maturing. Corporate, Investment Banking and Markets’ balance sheet management revenues declined as the rising trend in short-term interest rates continued to flatten yield curves.

     In Hong Kong, net interest income rose by 15 per cent. Deposit spreads widened with progressive interest rate rises, and balances increased as customers took advantage of higher rates. HSBC supported this growth with a number of promotions and marketing campaigns during the year. In Personal Financial Services, average savings and deposit balances rose by 7 per cent. The launch of a simplified mortgage pricing structure helped boost mortgage balances and grow market share. A clear focus on sales and targeted marketing helped achieve strong growth in credit card balances, and the number of cards in issue rose by 17 per cent to 4.6 million. Average corporate lending balances rose as the economy gained momentum and investment was channelled into mainland China. The benefit of these developments, however, was substantially offset by spread compression through the rising cost of funds, and lower balance sheet management revenues as short term interest rates continued to rise, and yield curves remained flat.

     In the Rest of Asia-Pacific, a 25 per cent rise in net interest income was fuelled by balance sheet growth in Personal Financial Services and Commercial Banking. This reflected HSBC’s continuing investment in growing the business through network expansion, customer recruitment and targeted marketing and promotions. In Personal Financial Services, the emphasis on the recruitment of HSBC Premier customers generated strong deposit growth throughout the region, which funded increased mortgage and credit card borrowing. Other unsecured lending balances also grew significantly, as HSBC expanded its consumer finance operations in India, Australia and Indonesia. In corporate and commercial banking, increased deposits raised through customer recruitment and through higher transactional balances in the payments and cash management and the custody businesses were significant to the growth in net interest income. On the asset side, growth reflected strong demand for credit as regional economies continued to expand and trade flows increased.

     In North America, net interest income increased by 3 per cent. In the US Personal Financial Services business, strong growth in mortgages, cards, and other personal unsecured non-credit card lending was funded by a 21 per cent rise in average deposits to US$32.2 billion. This was led by the continued success of the online savings product which grew by US$6 billion to US$7 billion at 31 December 2006. Higher spreads in credit cards, reflecting a lower proportion of promotional balances and a degree of re-pricing, were in contrast with most other portfolios. Overall, asset spreads contracted, driven by the effect on funding costs of a succession of interest rate rises, while competitive pricing and customer migration to higher yielding products reduced spreads on deposits. Net interest income was boosted in Canada by strong lending to personal and commercial customers, supported by deposit raising initiatives. However, these benefits were partly offset by lower Corporate, Investment Banking and Markets’ balance sheet management income as spreads narrowed as a result of higher short-term rates coupled with a flat yield curve in the US. The increased deployment of liabilities to fund trading activity also reduced growth in net interest income, with a corresponding increase in trading income.

     In Latin America, net interest income increased by 17 per cent. In Mexico, deposit growth was boosted by the continuing success of the ‘Tu Cuenta’ packaged account in Personal Financial Services. Credit card, unsecured lending and mortgage balances also grew strongly, though the benefit of the latter was offset by competitive pressure on spreads. In Brazil, where the domestic economy improved and inflation remained low, rising consumer demand for credit, together with increased sales activity and customer recruitment, drove strong lending growth. Deposits rose through current accounts linked to the growing payroll loan business. Growth in Commercial Banking was mainly in the small and middle market customer segments. HSBC increased focus on these businesses through network expansion and the recruitment of additional sales staff throughout the region. In Corporate, Investment Banking and Markets, improved balance sheet management revenues and growth in the payments and cash management business were the major contributors to interest income growth.

     Average interest earning assets of US $1,113 billion were US$114 billion, or 11 per cent, higher than in 2005. On an underlying basis,

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Net fee income

growth was 10 per cent. HSBC’s net interest margin was 3.10 per cent in 2006, compared with 3.14 per cent in 2005.

Year ended 31 December 2005 compared with year ended 31 December 2004

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

     The benefit of strong growth in interest-earning assets globally more than offset the effect of spread compression from flattening yield curves in the major currencies. This latter phenomenon reduced opportunities for HSBC’s balance sheet management operations to enhance margin by placing the Group’s surplus liquidity longer term than the behaviouralised deposit funding base. In addition, short-term interest rate rises in the US reduced spreads on consumer finance loans.

     In Europe, higher personal and commercial lending and increased deposit balances led to a 12 per cent increase in net interest income. UK Personal Financial Services balances grew strongly in mortgages, unsecured lending and cards, mainly funded by a 12 per cent increase in deposit and savings balances. In Turkey, card balances grew from increased marketing and working with HSBC’s retail partners. Spreads tightened on UK personal lending, reflecting the introduction of preferential pricing for lower-risk and higher-value customers, and on savings, due to better pricing for customers. In Commercial Banking in the UK, lending and overdraft balances increased by 23 per cent, with growth particularly strong in the property, distribution and services sectors. Deposit balances grew by 11 per cent, partly from keen pricing, though this reduced deposit spreads. Yields on UK corporate lending, which were lower largely as a result of competitive pressure, were only partly offset by higher loan balances, while lower balance sheet management income reflected the effect of rising short-term rates and flattening yield curves on balance sheet management revenues.

     In North America, net interest income increased by 4 per cent. Growth in mortgage, card and unsecured personal lending balances was strong, offsetting spread contraction as the cost of funds rose with progressive interest rate rises. Core deposit growth benefited from expansion of the branch network and the launch of new savings products, including an online savings product which attracted a significant number of new customers. Treasury income from balance sheet management within Corporate, Investment Banking and Markets diminished as the rise in short-term interest rates limited opportunities to profit from placing the liquidity generated from core banking operations over extended periods.

     In Hong Kong, net interest income rose by 17 per cent. Rising interest rates reinvigorated demand for traditional savings products, driving increases in personal and commercial savings balances. Coupled with the rise in deposit spreads, which increased in line with interest rates, this led to a sharp rise in net interest income. Mortgage spreads contracted, however, as the gradual increase in yields during the year, in line with higher rates, was more than offset by rising funding costs. There was little net new lending for residential mortgages as interest rate rises cooled the residential property market in the second half of 2005. Economic growth in mainland China boosted commercial lending to the trade and manufacturing sectors, and property lending also increased. Treasury income remained under pressure, with rising short-term interest rates and a flat yield curve providing limited opportunities to profitably deploy surplus liquidity and increasing funding costs.

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

Back to Contents

     In Latin America, the positive economic environment encouraged growth in personal and commercial lending, particularly in credit cards and vehicle finance, which led to a 32 per cent increase in net interest income. In Mexico, HSBC continued to lead the market in personal customer deposit growth. Recruitment of commercial customers was also strong. A significant rise in customer acquisition and the development of the Losango customer base in Brazil also contributed.

     Average interest-earning assets increased by US$23 billion, or 2 per cent, compared with 2004.

At constant exchange rates, and excluding the US$84.7 billion of trading assets in 2004, average interest-earning assets increased by 11 per cent, reflecting strong growth in mortgages, personal lending and cards globally, and increased lending in Commercial Banking.

     HSBC’s net interest margin was 3.14 per cent in 2005 compared with 3.19 in 2004. For the reasons set out in the opening paragraphs, these figures were not strictly comparable as a result of presentation changes under IFRSs from 1 January 2005.

Net fee income
	Year ended 31 December

	2006		2005		2004

	US$m	%	US$m	%	US$m	%
By geographical region
Europe	7,108	41.4	6,299	43.6	5,980	46.2
Hong Kong	2,056	12.0	1,674	11.6	1,703	13.2
Rest of Asia-Pacific	1,622	9.4	1,340	9.3	1,041	8.0
North America[1]	4,766	27.7	3,952	27.3	3,197	24.7
Latin America[1]	1,630	9.5	1,191	8.2	1,027	7.9

Net fee income	17,182	100.0	14,456	100.0	12,948	100.0

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Cards	5,708	4,699	3,987
Account services	3,633	3,132	2,779
Funds under management	2,718	1,831	1,479
Broking income	1,354	1,104	943
Insurance	1,017	1,082	1,001
Credit facilities[2]	922	880	1,179
Global custody	797	656	564
Imports/exports	780	722	692
Unit trusts	520	388	498
Remittances	472	396	353
Underwriting	286	274	234
Corporate finance	255	211	193
Trust income	248	199	203
Maintenance income on operating leases	122	180	190
Mortgage servicing	97	76	80
Other	2,151	1,656	1,527

Total fee income	21,080	17,486	15,902

Less: fee expense	(3,898)	(3,030)	(2,954)

Net fee income	17,182	14,456	12,948

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.
2	Under IFRSs from 2005, a higher proportion of fees on credit facilities is dealt with as part of an effective interest rate calculation than previously. This change in accounting affects both the timing of fee income recognition and its presentation in the accounts. In accordance with the transition arrangements to IFRSs, the 2004 comparative figure is presented on the previous accounting basis.

Year ended 31 December 2006 compared with year ended 31 December 2005

Net fee income of US$17,182 million was 19 per cent higher than in 2005 or 16 per cent higher on an underlying basis. The commentary that follows is on an underlying basis.

•	Robust global stock market performance, particularly in emerging markets, led to increased customer appetite for equity-based

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Net fee income

products. HSBC responded by launching new investment products and increasing promotional activity, which contributed to higher unit trust, broking and custody fees.

•	There was an increase in cards in issue, which drove higher transaction volumes and balances and led to a 16 per cent rise in card fee income, principally in the US;

•	Strong equity market performance also benefited HSBC’s asset management activities. Funds under management grew by 16 per cent and performance fees rose strongly, most notably in HSBC’s BRIC (Brazil, Russia, India and China) funds and in the Hermitage Fund, a leading fund investing in Russia.

•	The successful promotion of packaged account products which, together with increased customer numbers and higher transaction volumes, led to a 13 per cent rise in account services fees. Higher cross-border currency flows led to increased remittance income.

•	Reduced sales of creditor insurance products in the UK were largely offset by higher fees in HSBC’s Latin American insurance businesses, particularly in Argentina and Brazil.

•	Increased taxpayer services fees, higher income from investment and other services provided by HSBC’s insurance businesses, and increased corporate and WTAS advisory fees in the US contributed to the increase in other fee income.

     In Europe, account service fees increased as a result of customer acquisition, higher sales of packaged products and increased transaction volumes. Rising stock markets led to higher sales of investment products and growth in funds under management, while product mix improvements and service enhancements also contributed to a rise in investment fees. Higher performance fees in respect of the Hermitage Fund contributed an additional US$23 million in fee income, net of performance fees paid to the fund’s investment advisor. Offsetting these increases, HSBC’s decision to constrain unsecured lending growth in the UK resulted in lower creditor protection insurance fees.

     In Hong Kong, a buoyant IPO market together with product launches and enhancements contributed to higher sales of investment products; this was augmented by increased transaction volumes following strong growth in local and regional equity markets. As global customers continued to seek investment opportunities in emerging markets, funds under management increased. Growth in cards in issue led to higher card fees.

     In the Rest of Asia-Pacific, higher trade and remittance flows led to increased payments and cash management income. Investment flows into emerging market funds triggered growth in custody and funds administration fees, while rising equity markets and product launches contributed to increased investor demand and higher income from custody, brokerage and the sale of investments.

     In North America, card fees increased as a result of higher balances and improved interchange rates, while private label card fees benefited from renegotiations with a number of merchants. Increases in 2006 were partly offset by the effect of FFIEC guidance, which limits certain fee billings for non-prime credit card accounts. Following its launch in 2005, activity within HSBC’s mortgage-backed securities business increased rapidly during 2006. As a result, a greater proportion of loans originated by HSBC were sold to the secondary market and mortgage servicing fees grew accordingly, while income in the mortgage-backed securities business also rose. Tariff increases contributed to higher account service fees. Higher business volumes led to a rise in taxpayer services fees, while the WTAS business progressed strongly, expanding its customer base and reporting significantly higher fee income.

     In Latin America, increased cards in circulation and improvements in activation times led to higher card issuing fees, while growth in the merchant customer base led to a rise in card acquiring income. Account servicing fees benefited from higher packaged account sales, enhancements to other current account products, price increases and greater transaction volumes. The expansion of HSBC’s ATM network in Mexico drove higher ATM fees.

Year ended 31 December 2005 compared with year ended 31 December 2004

Net fee income of US$14,456 million was US$1,508 million or 12 per cent higher than in 2004. Under IFRSs, a greater proportion of fees relating to the provision of credit facilities is now amortised and accounted for in net interest income as part of an effective interest rate calculation than was the case before 1 January 2005. This resulted in a reduction in reported net fee income of approximately 4 per cent. Excluding this effect and on an underlying basis, growth in net fee income was 14 per cent and the comments that follow are presented on this basis. The principal drivers of this growth were:

•	the increase in card fee income, reflecting strong growth in personal credit card sales across the Group and increased transaction volumes;

Back to Contents

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

     In Europe, fee income increased by 9 per cent. Higher personal and commercial lending volumes led to a 19 per cent increase in credit fees. Card fee income rose by 22 per cent, principally in the UK which benefited from higher customer numbers and greater card utilisation. Account service fees increased by 9 per cent, reflecting increased customer numbers, the launch of a new packaged product in the UK and the introduction of a Small Business Tariff in Commercial Banking. Buoyant equity markets benefited custody fees, which grew as a result of both increased asset values and strong new business volumes. Private Banking fee income was 12 per cent higher than in 2004 following increases in client assets under management and transaction volumes.

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

     In North America, net fee income grew by 23 per cent. Card fee income grew as a result of higher transactions, increased receivables and improvements in the interchange rate, while US mortgage lending fees benefited from lower refinancing prepayments and the consequent release of impairment provisions on mortgage servicing rights. Investment banking fees increased in response to HSBC’s success in attracting customers with an expanded range of products.

     Net fee income in Latin America increased by 17 per cent, principally due to higher card, lending and current account servicing fees. Increased card fees reflected higher spending in Brazil and Argentina, as well as strong growth in the cards base in Mexico. Lending growth was predominantly volume driven, while current account fees benefited from increased customer numbers, tariff increases in Brazil and Argentina and higher transaction-driven ATM and remittance income in Mexico.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Net trading income / Net income from financial instruments designated at fair value

Net trading income

	Year ended 31 December

	2006		2005		2004

	US$m	%	US$m	%	US$m	%
By geographical region
Europe	4,529	55.1	3,036	51.7	997	35.8
Hong Kong	617	7.5	546	9.3	659	23.7
Rest of Asia-Pacific	1,181	14.4	860	14.7	494	17.7
North America[1]	1,358	16.5	885	15.1	509	18.3
Latin America[1]	537	6.5	537	9.2	127	4.5

Net trading income	8,222	100.0	5,864	100.0	2,786	100.0

1	In 2006, Mexico and Panama were reclassified from the North America segment to Latin America. Comparative information has been restated accordingly.

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Trading activities	5,465	3,884	2,786
Net interest income on trading activities	2,603	2,208	–
Other trading income
Hedge ineffectiveness:
– on cash flow hedges	(122)	(96)	–
– on fair value hedges	16	14	–
Non-qualifying hedges	260	(146)	–

Net trading income	8,222	5,864	2,786

Year ended 31 December 2006 compared with year ended 31 December 2005

Net trading income increased significantly in comparison with 2005, reflecting the investment made in widening Global Markets' product range and developing its sales and execution capabilities. Positive revenue trends were recorded in key product areas, although the rate of income growth slowed in the second half of the year, principally due to lower market volatility and a decrease in deal volumes in the third quarter. The cost of internal funding on long positions is excluded from the reported ‘Net trading income’ and included within the ‘Net interest income’ line. However, this cost has been reinstated in ‘Net trading income’ in HSBC’s customer group reporting.

     Income from structured derivatives grew by 74 per cent, as investments in technical expertise and systems enabled HSBC to address a broader spectrum of client needs. Increased market volatility, together with expansion in the provision of structured fund products, resulted in higher customer volumes. As the business matured and markets deepened and became more transparent, revenues were boosted by a rise of US$193 million in the recognition of income deferred in previous periods.

     Foreign exchange income remained strong throughout 2006, principally driven by an increase in customer activity encouraged by US dollar weakness and volatility in emerging markets. In the metals trading business, revenues doubled, primarily due to the underlying strength in precious metals and increased price volatility.

     Within the Credit and Rates business, higher gains from interest rate derivatives and emerging market bonds reflected increased volumes of new deals, a tightening of credit spreads and greater interest rate volatility.

     In Europe, a significant increase in trading income was driven by higher foreign exchange flows and a greater focus on emerging market products. Overall, customer volumes rose, as increased hedging activity and a change in risk appetite among investors drove a general improvement in market sentiment towards developing economies.

     On an underlying basis trading income in the Rest of Asia-Pacific grew by 35 per cent, driven by HSBC’s strong distribution network and experience in developing markets activity, which contributed to particularly strong increases reported in India the Middle East and mainland China.

     Performance in HSBC’s operations in the US remained robust benefiting, in part, from the first full year contribution from the US residential mortgage-backed securities business and successful product launches in structured derivatives.

Back to Contents

Year ended 31 December 2005 compared with year ended 31 December 2004

Net trading income of US$5,864 million rose by 110 per cent against 2004. Under IFRSs, HSBC’s presentation of trading income for 2005 reclassified under net trading income external interest income and dividend income on trading assets and interest expense on trading liabilities.

     The external funding of long trading positions is reported separately within ‘Net interest income on trading activities’; in the 2004 comparatives this was included within ‘Interest expense’. The net effect of these adjustments added approximately US$2.9 billion to net trading income.

     In the segmental analysis, both net internal funding and net external interest income on trading activities are reported as ‘Net interest income on trading activities’. The offset to the net internal funding is reported as ‘Net interest income’ within the lending customer group. The resulting ‘Net trading income’ line comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, together with related external interest income and interest expense and dividends received.

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

Net income from financial instruments designated at fair value
	Year ended		At
	31 December 2006		31 December 2006

	Net income		Assets	Liabilities
	US$m	%	US$m	US$m
By geographical region
Europe	144	21.9	12,164	32,630
Hong Kong	260	39.6	4,745	4,291
Rest of Asia-Pacific	79	12.0	1,729	410
North America	(63)	(9.6)	–	32,880
Latin America	237	36.1	1,935	–

Net income from financial instruments designated at fair value	657	100.0	20,573	70,211

	Year ended		At
	31 December 2005		31 December 2005

	Net income		Assets	Liabilities
	US$m	%	US$m	US$m
By geographical region
Europe	362	35.0	9,077	27,442
Hong Kong	(6)	(0.6)	3,909	3,999
Rest of Asia-Pacific	58	5.6	872	300
North America	434	42.0	–	29,934
Latin America	186	18.0	1,188	154

Net income from financial instruments designated at fair value	1,034	100.0	15,046	61,829

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Net income from financial instruments designated at fair value / Gains less losses from financial investments

	2006	2005
	US$m	US$m

Income from assets held to meet liabilities under insurance and investment contracts	1,552	1,760
Change in fair value of liabilities to customers under investment contracts	(1,008)	(1,126)
Movement in fair value of HSBC’s long-term debt issued and related derivatives	(35)	403

– change in own credit spread on long-term debt	(388)	(70)
– other changes in fair value	353	473
Income from other instruments designated at fair value	148	(3)

Net income from financial instruments designated at fair value	657	1,034

HSBC utilised ‘Amendment to IAS 39 Financial Instruments: Recognition and Measurement: the Fair Value Option’ with effect from 1 January 2005. HSBC may designate financial instruments at fair value under the option in order to remove or reduce accounting mismatches in measurement or recognition, or where financial instruments are managed, and their performance is evaluated, together on a fair value basis. All income and expense on financial instruments for which the fair value option was taken were included in this line except for issued debt securities and related derivatives, where the interest components were shown in interest expense.

     HSBC used the fair value designation principally in the following instances:

•	for certain fixed-rate long-term debt issues whose interest rate characteristic has been changed to floating through interest rate swaps,as part of a documented interest rate management strategy. Approximately US$56 billion (2005: US$51 billion) of the Group’s debt issues have been accounted for using the fair value option. The movement in fair value of these debt issues includes the effect of own credit spread changes and any ineffectiveness in the economic relationship between the related swaps and own debt;

•	as credit spreads narrow accounting losses are booked, and the reverse is true in the event of spreads widening. Ineffectiveness arises from the different credit characteristics of the swap an down debt coupled with the sensitivity of the floating leg of the swap to changes in short-term interest rates. In addition, the economic relationship between the swap and own debt can be affected by relative movements in market factors, such as bond and swap rates, and the relative bond and swap rates at inception. The size and direction of the accounting consequences of changes in own credit spread and ineffectiveness can be volatile from period to period, but do not alter the cash flows envisaged as part of the documented interest rate management strategy;

•	for certain financial assets held by insurance operations and managed at fair value to meet liabilities under insurance contracts(approximately US$6 billion of assets); and

•	for financial liabilities under investment contracts and the related financial assets, when the change in value of the assets is correlated with the change in value of the liabilities to policyholders (approximately US$12 billion of assets and related liabilities).

     Net income from assets designated at fair value and held to meet liabilities under insurance and investment contracts is correlated with changes in liabilities under the related investment and insurance contracts. Under IFRSs, liabilities under investment contracts are classified as financial instruments. There is, however, a mismatch in presentation of the insurance business results for which asset returns are included within ‘Net income from financial instruments designated at fair value’ with the related change in the value of the insurance contract liabilities included within ‘Net insurance claims incurred and movement in policyholders’ liabilities’.

Year ended 31 December 2006 compared with year ended 31 December 2005

Net income from financial instruments designated at fair value decreased compared with 2005. This was primarily driven by a narrowing (i.e. improvement) in credit spreads on certain fixed-rate long-term debt issued by HSBC Finance and lower net mark-to-market movements on this debt and the related interest rate swaps. During 2006, HSBC Finance’s debt received improved ratings from both Moody’s and Standard and Poor’s (‘S&P’). Perversely, this improvement generated accounting losses of some US$388 million which will reverse over the residual maturity of the debt instruments.

     Income from assets held to meet liabilities under insurance and investment contracts was some 12 per cent lower, reflecting movements in the market

Back to Contents

values of assets. The increase in the fair value of liabilities under investment contracts was 10 per cent lower than in 2005.

Year ended 31 December 2005 compared with year ended 31 December 2004

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

     Income from assets designated at fair value and held to meet liabilities under insurance and investment contracts during 2005 was correlated with increases in liabilities under the related investment and insurance contracts. Under IFRSs, only investment contracts can be designated as financial instruments. Changes in the liability under these contracts, therefore, like the related assets, were included within the heading ‘Net income from financial instruments designated at fair value’. The element of the increase in liabilities under insurance contracts that reflected investment performance was reported separately within ‘Net insurance claims incurred and movements in policyholders’ liabilities’. In 2004, investment income on assets backing policyholder liabilities was offset against the movement in policyholders’ liabilities without distinction between insurance and investment contracts.

Gains less losses from financial investments

	Year ended 31 December

	2006		2005		2004
	US$m	%	US$m	%	US$m	%

By geographical region
Europe	624	64.4	439	63.4	154	28.5
Hong Kong	162	16.7	108	15.6	175	32.4
Rest of Asia-Pacific	41	4.2	18	2.6	17	3.1
North America[1]	58	6.0	47	6.8	147	27.3
Latin America[1]	84	8.7	80	11.6	47	8.7

Gains less losses from financial investments	969	100.0	692	100.0	540	100.0

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Net gain from disposal of:
– debt securities	252	138	202
– equity securities	702	505	296
– other financial investments	15	7	42

	969	650	540
Recovery of impairment losses	–	42	–

Gains less losses from financial investments	969	692	540

1	In 2006, Mexico and Panama were reclassified from the North America segment to Latin America. Comparative information has been restated accordingly.

Year ended 31 December 2006 compared with year ended 31 December 2005

HSBC reported net gains of US$969 million from the disposal of available-for-sale financial investments during 2006, 40 per cent higher than in 2005. On an underlying basis, gains were 35 per cent greater than in 2005. Gains from financial investments were mainly attributable to the following transactions:

•	a gain of US$93 million arising from the partial redemption of HSBC’s investment in MasterCard Incorporated following its IPO in May. The gain was distributed across all geographic regions as most HSBC Group banks were members of MasterCard;

•	a gain of US$101 million on the sale of part of HSBC’s stake in UTI Bank Limited, an Indian retail bank;

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Net earned insurance premiums / Other operating income

•	the partial sale by Private Banking of a holding in the Hermitage Fund contributed a gain of US$117 million for the year; and

•	the sale of a portfolio of structured finance investments, classified as debt securities,contributed a gain of US$112 million.

Year ended 31 December 2005 compared with year ended 31 December 2004

The net gain of US$692 million from the disposal of available-for-sale financial investments was 28 per cent higher than in 2004. Lower income from the disposal of debt securities was more than compensated for by an increase in gains from the disposal of private equity investments, particularly in HSBC’s European operations.

Net earned insurance premiums

	Year ended 31 December

	2006		2005		2004
	US$m	%	US$m	%	US$m	%

By geographical region
Europe	1,298	22.9	1,599	29.4	1,875	34.9
Hong Kong	2,628	46.3	2,334	42.9	2,247	41.9
Rest of Asia-Pacific	174	3.1	155	2.9	97	1.8
North America[1]	492	8.7	477	8.8	450	8.4
Latin America[1]	1,076	19.0	871	16.0	699	13.0

Net earned insurance premiums	5,668	100.0	5,436	100.0	5,368	100.0

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Gross insurance premium income	6,455	6,152	6,022
Reinsurance premiums	(787)	(716)	(654)

Net earned insurance premiums	5,668	5,436	5,368

1	In 2006, Mexico and Panama were reclassified from the North America segment to Latin America. Comparative information has been restated accordingly.

Year ended 31 December 2006 compared with year ended 31 December 2005

Net earned insurance premiums of US$5,668 million were 4 per cent higher than in 2005, 3 per cent on an underlying basis. The commentary that follows is on an underlying basis.

     In Europe, net earned premium income decreased by 19 per cent to US$1,298 million. This was largely in the UK, where lower sales of single premium insurance contracts, a lower market appreciation of investment assets and the effect of changes in reinsurance arrangements were the principal drivers of the decrease.

     In Hong Kong, net earned premium income increased by 13 per cent, driven by the life insurance business. New products, many designed to meet financial needs identified in HSBC’s global study on the future of retirement, were supported by increased promotional and marketing activity, and the development of internet and telephone distribution channels. Sales rose in consequence.

     In the Rest of Asia-Pacific net earned premium income rose by 5 per cent growth to

US$174 million. This was concentrated in Singapore and reflected the success of new product launches, supported by increased marketing. Increased sales of individual life policies were the main driver of the growth. HSBC continued to expand its insurance business across the Rest of Asia-Pacific with a number of initiatives including the establishment of HSBC’s first Islamic insurance company in Malaysia.

     In North America, the modest rise in net premium income to US$492 million reflected growth from new life business underwritten in 2006, which was substantially offset by a decline in the non-life business.

     Improved cross-selling drove growth across Latin America, and income rose by 18 per cent to US$1,076 million. In Mexico, growth in individual life, casualty and motor insurance was partly offset by increased reinsurance costs. In Brazil, growth was led by strong sales of both life and pension products. In Argentina, increased advertising partnerships with established local consumer brands and internal cross-selling initiatives led to a rise in motor, home and extended-warranty insurance premium income. This

Back to Contents

was, in part, offset by the effects of the disposal of the Brazilian general insurer HSBC Seguros during the latter half of 2005, which resulted in a significant reduction in non-life premium income.

Year ended 31 December 2005 compared with year ended 31 December 2004

Net earned insurance premiums of US$5,436 million increased by US$68 million compared with 2004. On an underlying basis, net earned insurance premiums were in line with 2004.

     Under IFRSs, in 2005 there were changes in the presentation of certain aspects of HSBC’s insurance business, which are now treated as liabilities under investment contracts. Investment income from these products was reported as ‘Net income from financial investments designated at fair value’. Income that was previously reported as ‘Net earned insurance premiums’ was taken directly to the balance sheet as customer liabilities, with a corresponding movement in net insurance claims. Net insurance claims fell to a greater extent than premium income, due to the additional impact of the reclassification of the fair value movement in respect of liabilities under investment contracts.

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

     On an underlying basis, net earned insurance premiums in Latin America were broadly in line with 2004.

Other operating income

	Year ended 31 December

	2006		2005		2004
	US$m	%	US$m	%	US$m	%

By geographical region
Europe	1,428	35.4	1,603	43.7	1,175	52.4
Hong Kong	834	20.6	805	21.9	536	23.9
Rest of Asia-Pacific	765	18.9	335	9.1	146	6.5
North America[1]	922	22.8	642	17.5	341	15.2
Latin America[1]	91	2.3	286	7.8	46	2.0

	4,040	100.0	3,671	100.0	2,244	100.0
Intra-HSBC elimination	(1,494)		(938)		(631)

Other operating income	2,546		2,733		1,613

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other operating income / Net insurance claims incurred

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Rent received	687	859	793
Gain/(loss) on disposal of assets held for resale	28	11	(93)
Valuation gains on investment properties	164	201	99
Gain on disposal of property, plant and equipment, and non-financial investments	781	703	267
Gain on disposal of operating leases	–	26	–
Change in present value of in-force long-term insurance business	40	40	71
Other	846	893	476

Other operating income	2,546	2,733	1,613

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

Year ended 31 December 2006 compared with year ended 31 December 2005

Other operating income of US$2,546 million was 7 per cent lower than in 2005, 9 per cent lower on an underlying basis. The commentary that follows is on an underlying basis.

     In Europe, other operating income declined by 14 per cent. This largely resulted from the non-recurrence of one-off gains from the restructuring and syndication of assets in Global Investment Banking in 2005. Gains on private equity were also lower. There was a 29 per cent fall in rental income, with a compensating effect on operating expenses, following the sale of the operational functions of HSBC’s vehicle financing and fleet management business in 2005, combined with the non-recurrence of gains made in that year on disposal of structured finance leases in the UK. This decline was partly offset by profit recognised on the sale of HSBC’s stake in The Cyprus Popular Bank Limited of US$93 million, and income from UK branch sale and lease-back transactions.

     In Hong Kong, the modest increase in other operating income reflected profits earned from the sale of the former head office building of Hang Seng Bank and income received from the transfer of the credit card acquiring business into a joint venture between HSBC and Global Payments Inc. These factors were partly offset by lower revaluation gains on Hang Seng Bank’s investment properties following a slowdown in the rate of property price appreciation and the non-recurrence of the disposal of a leasehold residential property.

     Other operating income in the Rest of Asia-Pacific more than doubled, reflecting profits earned from various business disposals in Australia and the sale of an office building in Japan. Higher levels of activity at the Group Service Centres resulted in rising income in the region and contributed further to the increase.

     In North America, the 42 per cent increase largely resulted from gains on the disposal of various investments and real estate, and higher lease income from property investments by Amanah Finance.

     The 73 per cent decline in Latin America was mainly driven by the non-recurrence of the receipt of coverage bonds issued as compensation for asymmetric pesification in Argentina last year. The non-recurrence of the gain on sale of the insurance underwriter, HSBC Seguros, in Brazil in 2005 (US$89 million) contributed further to the reduction.

Year ended 31 December 2005 compared with year ended 31 December 2004

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

Back to Contents

realised on the sale of the Group’s asset management operations in Australia.

     Other operating income in North America rose by 83 per cent, in part due to improved revenues from the sale of consumer real estate owned assets, higher rental income and disposals of property, plant and equipment.

     In Latin America, other operating income increased by US$240 million, primarily as a result of the sale of the insurance underwriter HSBC Seguros de Automoveis e Bens Limitada in Brazil, and the receipt of compensation and coverage bonds in Argentina. The receipt of non-core income in

Mexico from the distribution of third-party products through the HSBC network contributed further to the increase.

     HSBC’s rental income mainly arose from leasing in the UK. Europe accounted for 80 per cent of total rental income; the remainder was attributable to North America and Hong Kong.

     The increase in the ‘Other’ caption was largely driven by the increase in Latin America, reflecting the receipt of compensation and coverage bonds in Argentina, increased revenues from ‘capitalisation’ products in Brazil and the receipt of non-core income in Mexico as noted above.

Net insurance claims incurred and movement in policyholders’ liabilities
	Year ended 31 December

	2006		2005		2004
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	531	11.3	818	20.1	1,628	35.1
Hong Kong	2,699	57.4	2,059	50.6	2,154	46.5
Rest of Asia-Pacific	192	4.1	166	4.1	82	1.8
North America[1]	259	5.5	232	5.7	236	5.1
Latin America[1]	1,023	21.7	792	19.5	535	11.5

Net insurance claims incurred and movement in policyholders’ liabilities	4,704	100.0	4,067	100.0	4,635	100.0

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Gross insurance claims and movement in policyholders’ liabilities	5,072	4,153	5,220
Reinsurers’ share of claims incurred and movement in policyholders’ liabilities	(368)	(86)	(585)

Net insurance claims incurred and movement in policyholders’ liabilities	4,704	4,067	4,635

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

Year ended 31 December 2006 compared with year ended 31 December 2005

Net insurance claims incurred and movement in policyholders’ liabilities of US$4,704 million were 16 per cent higher than in 2005, 15 per cent on an underlying basis. The commentary that follows is on an underlying basis.

     Net insurance claims incurred and the movement in policyholders’ liabilities arise from both life and non-life insurance business. For non-life business, amounts reported here represent the cost of claims paid during the year and the estimated cost of notified claims. For life business, the main elements of claims are the liability to policyholders that is created on the initial underwriting of the policy and any subsequent movement in the liability that arises, primarily from the attribution of investment performance to savings-related policies. Consequently, claims rise in line with increases in sales of savings-related business and with investment market growth.

     In Europe, net insurance claims incurred and movement in policyholders’ liabilities decreased by 35 per cent to US$531 million, primarily driven by lower sales of critical illness and creditor protection products, along with the effect of adverse movements in fixed interest rate markets on the value of policyholders’ liabilities.

     Net insurance claims and movement in policyholders’ liabilities in Hong Kong increased by 31 per cent, predominantly in the life insurance business, in which reserves for policyholders’ liabilities rose with business growth, together with the rising value of investments. Growth in the

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Net insurance claims / Loan impairment charges

underwriting of accident and health business resulted in higher non-life insurance claims reserves.

     Net insurance claims and movement in policyholders’ liabilities in North America rose by 12 per cent to US$259 million, mainly reflecting an increase in reserves for new life insurance business underwritten in 2006.

     In Latin America, higher sales of life and pension fund products led to an increase in net insurance claims incurred and movement in policyholders’ liabilities of 24 per cent to US$1,023 million. Lower movements in the non-life insurance liabilities were due to the sale of the non-life insurance business, HSBC Seguros, in Brazil during the latter half of 2005.

Year ended 31 December 2005 compared with year ended 31 December 2004

Net insurance claims incurred and movement in policyholders’ liabilities of US$4,067 million decreased by 12 per cent compared with 2004. On an underlying basis, net insurance claims incurred decreased by 13 per cent.

     As with net earned insurance premiums, the primary reason for the reduction was the required reclassification under IFRSs in 2005 of policyholders’ liabilities in respect of long-term insurance contracts which were reclassified as ‘Liabilities to customers under investment contracts’. As a consequence, reported net insurance claims incurred and movement in policyholders’ liabilities reduced.

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

Loan impairment charges and other credit risk provisions
	Year ended 31 December

	2006		2005		2004
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	2,155	20.4	1,929	24.7	1,033	16.8
Hong Kong	172	1.6	146	1.9	(220)	(3.6)
Rest of Asia-Pacific	512	4.8	134	1.7	89	1.4
North America[1]	6,796	64.3	4,916	63.0	5,036	81.3
Latin America[1]	938	8.9	676	8.7	253	4.1

Total loan impairment charges and other credit risk provisions	10,573	100.0	7,801	100.0	6,191	100.0

As a percentage of net operating income before loan impairment charges and other credit risk provisions		16.2		13.5		12.1
Impairment charges on loans and advances to customers as a percentage of gross average loans and advances to customers		1.4		1.2		1.4

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

Back to Contents

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m
Loan impairment charges[1]
New allowances net of allowance releases	11,326	8,354	7,606
Recoveries of amounts previously written off	(779)	(494)	(913)

	10,547	7,860	6,693
Individually assessed allowances	458	518	–
Collectively assessed allowances	10,089	7,342	–
General provisions	–	–	(498)
Other credit risk provisions	26	(59)	(4)

Total loan impairment charges and other credit risk provisions	10,573	7,801	6,191

Customer impaired loans	13,785	11,446	12,427
Customer loan impairment allowances	13,578	11,357	12,542

1	Loan impairment charges in 2004 refer to specific provisions.

Year ended 31 December 2006 compared with year ended 31 December 2005

The charge for loan impairments and other credit risk provisions was US$10,573 million, a 36 per cent increase over that reported in 2005. The analysis that follows is on an underlying basis.

     On an underlying basis, charges increased by 30 per cent. This reflected:

•	increased loss experience in the US mortgage services business, particularly in second lien, portions of first lien and adjustable rate mortgages acquired from correspondent brokers and banks in 2005 and in the first half of 2006;

•	10 per cent underlying lending growth (excluding lending to the financial sector and settlement accounts), notably in the UK, the US, Mexico, Brazil and Asia;

•	the continuing effect in the UK of consumer recourse to formal debt mitigation arrangements;

•	credit deterioration, principally in the first half of 2006, in unsecured personal and credit card lending in Taiwan and Indonesia; offset by

•	the non-recurrence of a surge in bankruptcy filings in the US in the fourth quarter of 2005 and the effect of hurricane Katrina; and

•	a continued benign commercial and corporate credit environment.

     In Europe, net loan impairment charges rose by 10 per cent to US$2,155 million. In the UK, net charges rose by a modest 4 per cent as growth in the personal customer impairment charge, which was broadly in line with lending growth, was partially offset by favourable movements on the impairment charge for commercial loans in a robust corporate credit environment. The personal sector continued to experience higher levels of IVA and bankruptcy filings, following an easing of bankruptcy regulations in 2004, growth in consumer indebtedness and a rise in unemployment. This was mitigated by action taken on underwriting and collections. In France, the non-recurrence of several significant recoveries in 2005 resulted in an increase in net loan impairment charges in 2006.

     Loan impairment charges in Hong Kong remained low at US$172 million, underpinned by robust personal and commercial credit quality in a strong economy with low unemployment.

     In the Rest of Asia-Pacific, loan impairment charges rose sharply to US$512 million. Taiwan and Indonesia experienced credit deterioration during 2006, although the problem peaked in the first half of the year. Taiwan was affected by the imposition of a mandatory government debt renegotiation scheme which allowed customers to extend and heavily discount repayment terms, leading to market-wide credit losses. Indonesia was also affected by regulations, specifically with respect to minimum re-payment terms which compounded higher impairments brought about by a reduction in fuel subsidies. Elsewhere in the Rest of Asia-Pacific credit quality was stable.

     In North America, the net loan impairment charge increased significantly, by 32 per cent to US$6,796 million, largely in the second half of 2006, driven by the credit deterioration in US sub-prime mortgages described in the first bullet point above. The effects of the decline in US house price inflation and rising interest rates during 2006 were accentuated by the increased percentage of second lien loan originations to total loans originated in 2005 and the first half of 2006, and the underwriting of stated income (low documentation) products. The US net loan impairment charges increased by 37 per cent after taking into account the most recent trends

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Operating expenses

in delinquency and loss severity, projecting the probable impact of re-pricing ARMs, and incorporating the effect of re-pricing on parallel second lien loans. Further details are provided on page 189. Credit delinquency in other parts of the mortgage portfolio and in other US businesses rose modestly, driven by unusually low levels at the end of 2005, and growing loan maturity in 2006. Partially offsetting the effects of credit deterioration were a decline in bankruptcy filings following the surge at the end of 2005, relatively low unemployment and a fall in exposure estimated to result from hurricane Katrina.

     In Latin America, the rise in impairment charges by 24 per cent to US$938 million was largely recorded in Mexico and, to a lesser extent, Brazil and Argentina. In Mexico, strong loan growth, particularly in 2006, led to increased loan impairment charges. In Brazil, the credit weaknesses seen in 2005 and the first half of 2006, particularly in the consumer market, were mitigated by changes to underwriting procedures. Net charges in Brazil increased by 7 per cent compared with 54 per cent in 2005 and declined in the second half of 2006 compared with the first half. In Argentina, net charges rose as a result of the non-recurrence of releases and recoveries in 2005.

     The aggregate outstanding customer loan impairment allowances at 31 December 2006 of US$13,578 million represented 1.6 per cent of gross customer advances (net of reverse repos and settlement accounts), compared with 1.5 per cent at the same time in 2005.

     Impaired loans to customers were US$13,785 million at 31 December 2006 compared with US$11,446 million at 31 December 2005. On a constant currency basis, impaired loans were 14 per cent higher than in 2005 compared with lending growth (excluding loans to the financial sector and settlement accounts) of 10 per cent.

Year ended 31 December 2005 compared with year ended 31 December 2004

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

      The charge for loan impairment adjusts the balance sheet allowance for loan impairment to the level that management deems adequate to absorb actual and inherent losses in the Group’s loan portfolios. The majority of the Group’s loan impairment charges were determined on a portfolio basis, employing statistical calculations using roll rate methodologies. The total charge for loan impairment and other credit risk provisions in 2005 was US$7,801 million compared with a total charge of US$6,191 million in 2004, a rise of 26 per cent. This reflected:

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

     In the UK, credit costs rose following an expansion in personal lending, which was accompanied by an increase in delinquencies as the economy slowed during 2005. This was evidenced by rising personal bankruptcy, caused in part by legislative changes which facilitated debt reconstruction procedures, an increase in unemployment and higher levels of personal debt. In Hong Kong, the credit environment remained benign, with falling bankruptcies contributing to a modest reduction in loan impairment allowances in the personal sector. A fall in releases in the corporate sector, however, contributed to a modest charge for loan impairment as compared with a net release in 2004. In the Rest of Asia-Pacific, continuing releases and recoveries partly offset the impact of lending growth in the region. Higher charges in the personal sector in Brazil followed intense competitive pressure in the consumer segment, where significant increases in the availability of credit led to customers becoming over-indebted.

     The aggregate customer loan impairment allowances at 31 December 2005 of

Back to Contents

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

Operating expenses

	Year ended 31 December

	2006		2005		2004
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	13,871	39.6	12,639	41.4	12,028	44.4
Hong Kong	3,269	9.3	2,867	9.4	2,558	9.4
Rest of Asia-Pacific	3,548	10.1	2,762	9.1	2,087	7.7
North America[1]	10,193	29.1	8,758	28.8	7,915	29.2
Latin America[1]	4,166	11.9	3,426	11.3	2,530	9.3

	35,047	100.0	30,452	100.0	27,118	100.0

Intra-HSBC elimination	(1,494)		(938)		(631)

Total operating expenses	33,553		29,514		26,487

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m
By expense category
Employee compensation and benefits[2]	18,500	16,145	14,523
Premises and equipment (excluding depreciation and impairment)	3,389	2,977	2,615
General and administrative expenses	9,434	8,206	7,124

Administrative expenses	31,323	27,328	24,262
Depreciation and impairment of property, plant and equipment	1,514	1,632	1,731
Amortisation and impairment of intangible assets[3]	716	554	494

Total operating expenses	33,553	29,514	26,487

	At 31 December

	2006	2005	2004
Staff numbers (full-time equivalent)
Europe	78,311	77,755	74,861
Hong Kong	27,586	25,931	25,552
Rest of Asia-Pacific	72,265	55,577	41,031
North America[1]	55,642	53,608	49,416
Latin America[1]	67,116	55,600	52,473

Total staff numbers	300,920	268,471	243,333

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.
2	A charge of US$135 million was realised in 2006 arising from the waiver of the TSR-related performance condition in respect of the 2003 awards under the HSBC Holdings Group Share Option Plan (‘the Plan’). As explained in the Annual Report and Accounts 2005, in light of the impressive and sustained performance and shareholder returns over the three years covered by the 2003 awards, the Group Remuneration Committee exercised its discretion, as permitted within the Plan, to waive the TSR performance condition. Under both IFRSs and US GAAP this is treated as a modification which requires an additional accounting charge: this is a non-cash item.
3	Intangible asset amortisation comprises the expensing through the income statement of purchased intangibles such as mortgage servicing rights and customer/merchant relationships and amounts allocated to intangible assets on the fair valuation of assets within acquired business combinations. This latter category principally includes customer relationships.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Operating expenses

Year ended 31 December 2006 compared with year ended 31 December 2005

Operating expenses of US$33,553 million were US$4,039 million, or 14 per cent, higher than in 2005, and 11 per cent higher on an underlying basis.

     The commentary that follows is on an underlying basis.

     The main drivers of cost growth were as follows:

•	various business expansion initiatives were undertaken during the year. The retail banking operation in the US was enhanced in the form of new branches and improved geographical coverage of Commercial Banking. In the UK, major work was undertaken to refurbish the branch network, improve and increase the number of self-service machines and extend opening hours in certain branches. Across the Rest of the Asia-Pacific region, the branch network expanded, the rollout of the consumer finance business continued, and Commercial Banking’s operations were further developed. In Latin America, improvements were made to HSBC’s operations in Mexico through the continued expansion of the branch and ATM network;

•	the higher costs incurred in Corporate, Investment Banking and Markets reflected the first full year effect of investments made in 2005, together with volume-driven growth in transactional banking and securities services activities and performance-related pay, which rose as revenues grew. The cost efficiency ratio of Corporate, Investment Banking and Markets improved by 40 basis points as net operating income before loan impairment charges grew faster than costs; and

•	HSBC’s expenditure on marketing continued in order to increase brand awareness, grow market share in key products and support the launch of new products. Notable successes included the online savings product in the US, strong growth in credit card acquisition across the Group, and an innovative new online mortgage product offered in Mexico.

     The following points are also of note.

      In Europe, the cost growth of 9 per cent was concentrated in Personal Financial Services and Corporate, Investment Banking and Markets. In Personal Financial Services, business expansion across the region drove the expenditure. In the UK, costs rose as the branch network refurbishment programme proceeded, additional staff were recruited to support longer opening hours in certain branches and IT costs increased. In France and Turkey, costs rose from the recruitment of additional sales staff and higher marketing expenditure. Costs in Corporate, Investment Banking and Markets increased, reflecting higher performance-related staff costs and the full year effect of the investment in 2005 in the business, especially in structured derivatives and Global Transaction Banking, where significant revenue growth was seen. These cost increases were partly offset by a reduction in Commercial Banking expenses following the sale of vehicle finance fleet management activities in the UK.

     In Hong Kong, the increase in operating expenses of 14 per cent was mainly due to higher staff and marketing costs. Additional staff recruited to support longer opening hours in the branch network and the expansion of Commercial Banking, and an increase in revenue-driven performance-related awards drove staff costs higher. Marketing expenditure incurred on advertising and promotional activities rose in support of credit card and investment fund products in Personal Financial Services and the launch of Commercial Banking’s global campaign. The full year effect of the enhancement in the second half of 2005 of Corporate, Investment Banking and Markets’ business contributed further to the cost growth.

     The 27 per cent rise in operating expenses in the Rest of Asia-Pacific region was primarily incurred in supporting retail business expansion. Staff costs rose from increased recruitment to support new business initiatives and incentive payments grew in response to improved revenues. Marketing expenses rose as advertising and promotional activity aimed at enlarging HSBC’s market share in cards, mortgages and other unsecured lending grew, and Commercial Banking marketing activity across several countries increased. In Corporate, Investment Banking and Markets, cost growth reflected higher revenue-driven performance-related costs and increased expenditure in Global Transaction Banking necessitated by business volumes.

     In North America, costs rose by 13 per cent in 2006. In the US, the increase accompanied the expansion of both the core banking network (by 25 branches) and the geographical presence of Commercial Banking, and arose from incremental costs incurred in support of revenue growth in the consumer finance business. Marketing expenditure also rose, in line with increased levels of activity in the cards businesses in the US, continued promotion of the online savings product and airport branding

Back to Contents

initiatives. Cost growth in Canada followed higher revenues. The first full year effect of the expansion of various Corporate, Investment Banking and Markets businesses that commenced last year, together with higher performance-linked pay contributed further to the expense growth.

     In Latin America, operating expenses rose by 12 per cent. Staff costs grew as additional staff were recruited to support business expansion and pay rises were agreed with the unions. Marketing expenditure was higher as a consequence of advertising campaigns run by Personal Financial Services and Commercial Banking. The continued expansion of the branch network and ATM infrastructure in Mexico, in conjunction with construction of the new headquarters, also contributed to the overall cost growth in the region. Costs rose in Corporate, Investment Banking and Markets in line with higher transactional volumes, increased headcount and union-agreed pay rises.

Year ended 31 December 2005 compared with year ended 31 December 2004

Operating expenses of US$29,514 million were US$3,027 million, or 11 per cent, higher than in 2004. On an underlying basis, cost growth was 9 per cent, trailing net operating income growth before impairment charges by 3 percentage points. This resulted in a slight improvement in the cost efficiency ratio to 51 per cent. The three main drivers of cost growth were as follows:

•	volume expansion in many markets drove both revenue and costs. In Personal Financial Services and Commercial Banking, business expansion drove cost growth of 6 per cent and 4 per cent respectively, though this was exceeded by growth in net operating income before loan impairment charges of 11 per cent and 15 per cent respectively. In Mexico, Turkey and Brazil, cost increases contributed over half of the overall increase, but were significantly exceeded by income growth;

•	HSBC continued to improve productivity in mature markets. In the UK, reorganisations in Personal Financial Services and Commercial Banking in 2004 resulted, in aggregate, in broadly flat costs compared with growth of 10 per cent in net operating income before loan impairment charges. This was delivered through greater utilisation of direct channels, improved training and increased incentives. In Hong Kong, the promotion of cost-efficient delivery channels and greater utilisation of the Group Service Centres contributed to a 6 percentage point improvement in the cost efficiency ratios in Personal Financial Services and Commercial Banking; and

•	following a number of senior hires in 2004 in Corporate, Investment Banking and Markets, subsequent investment was focused on operations and technology, to support revenue growth. Non-staff costs increased by 23 per cent in 2005, with staff costs growing by 14 per cent. The rate of cost growth peaked during the year and the cost efficiency ratio was 2 percentage points better in the second half of the year than the first half, as net operating income before loan impairment charges grew faster than costs.

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

     Underlying operating expenses in the Rest of Asia-Pacific increased by 31 per cent, reflecting investment in broadening the customer base and the distribution platform. HSBC’s branch network was extended in mainland China, South Korea, and India, and additional sales and support staff were recruited in Personal Financial Services and Commercial Banking. Staff numbers also increased in response to the migration of call centre activities to the Group Service Centres in the region. Growth initiatives required investment in infrastructure and technology, and accordingly non-staff costs increased by 39 per cent.

     In North America, costs bore a particularly large share of the investment in Corporate, Investment Banking and Markets, reflecting HSBC’s commitment to growing its presence in the region. Costs also reflected the expansion of the network, with the opening of 27 new branches in 2005 and the launch of HSBC’s online savings account in the US.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Share of profit in associates and joint ventures

     HSBC’s Latin American operations reported a 21 per cent increase in operating expenses on an underlying basis, partly as a result of higher average staff numbers following the acquisition of consumer finance businesses in 2004. Marketing costs rose following a number of high profile campaigns in 2005, while transactional taxes and incentive payments grew as a direct consequence of higher income.

     Productivity improvements and strong disposal gains allowed HSBC to substantially complete its investment in Corporate, Investment Banking and Markets without any deterioration in the Group’s cost efficiency ratio.

Cost efficiency ratios

	Year ended 31 December

	2006	2005	2004
	%	%	%

HSBC	51.3	51.2	51.6

Personal Financial Services	49.7	48.7	50.1
Europe	59.2	58.2	5.7
Hong Kong	32.2	33.3	39.2
Rest of Asia-Pacific	71.1	72.3	70.8
North America[1]	42.3	40.8	40.1
Latin America[1]	65.6	64.4	66.2

Commercial Banking	43.7	45.5	50.0
Europe	46.7	49.9	55.2
Hong Kong	26.1	27.2	33.7
Rest of Asia-Pacific	42.5	43.8	42.7
North America[1]	44.9	43.1	46.0
Latin America[1]	55.9	58.2	60.5

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

HSBC’s cost efficiency ratio worsened by 10 basis points. On an underlying basis there was a 20 basis point deterioration.

     In Personal Financial Services, there was a 100 basis point deterioration in the cost efficiency ratio as the growth of costs incurred in Europe, North America and Latin America in support of business expansion exceeded revenue growth. The cost efficiency ratio in Corporate, Investment Banking and Markets improved by 80 basis points to 58.9 per cent as revenues grew 1 per cent faster than costs, and in Commercial Banking by 180 basis points to 43.7 per cent. In Private Banking, the cost efficiency ratio improved from 62 per cent to 57.5 per cent.

Share of profit in associates and joint ventures

	Year ended 31 December

	2006		2005		2004
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	(72)	(8.4)	120	18.6	37	13.8
Hong Kong	19	2.2	23	3.6	23	8.6
Rest of Asia-Pacific	865	102.2	453	70.3	215	80.2
North America[1]	30	3.5	48	7.5	(8)	(3.0)
Latin America[1]	4	0.5	–	–	1	0.4

Share of profit in associates and joint ventures	846	100.0	644	100.0	268	100.0

Back to Contents

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m
Share of profit in:
– associates	823	546	266
– joint ventures	23	98	2

Share of profit in associates and joint ventures	846	644	268

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

Year ended 31 December 2006 compared with year ended 31 December 2005

Income from associates and joint ventures was US$846 million, an increase of 31 per cent compared with 2005, and 7 per cent on an underlying basis.

     The commentary that follows is on an underlying basis.

     Improved contributions from The Saudi British Bank, Bank of Communications and Industrial Bank were supplemented by a first full year contribution from Ping An Insurance. These strategic investments are of increasing significance to HSBC’s operations in the Rest of Asia-Pacific region. The profits were partly offset by a loss arising from an impairment charge on a private equity investment of an associate in Europe.

•	In August 2005, HSBC made an additional investment to increase its stake in Ping An Insurance to 19.9 per cent. The associate reported record results for 2006, with steady growth in the core insurance business complemented by strong investment performance following buoyant stock markets.

During 2006, Ping An Insurance group’s nationwide back-office operation in Shanghai became fully functional and the centralisation of the life insurance underwriting and claims business was completed.

•	HSBC’s share of income from Bank of Communications rose by 44 per cent, driven by wider spreads and an improved product mix, with increased corporate and consumer lending. Fee income also rose as significant progress was made in expanding its investment banking operations.

In 2006, effective risk management and cost control drove operating efficiency with an improvement in the cost efficiency ratio, despite a period of business expansion.

•	During the second half of 2006, HSBC and The Saudi British Bank jointly established HSBC Saudi Arabia Limited, the first full-service independent investment bank in Saudi Arabia licensed under the local new Capital Market law. HSBC, through a wholly owned subsidiary, holds 60 per cent of the equity in the new company and The Saudi British Bank, in which HSBC has a 40 per cent shareholding, holds the remaining 40 per cent.

The share of profits from The Saudi British Bank grew by 21 per cent reflecting a strong performance in all core businesses.

Year ended 31 December 2005 compared with year ended 31 December 2004

Income from associates and joint ventures grew significantly to US$644 million. On an underlying basis, an increase of 72 per cent was driven by strong performance in The Saudi British Bank and gains on the sale of HSBC’s indirect stake in MISR International, an Egyptian Bank. These revenue streams were complemented by increased contributions from the bank’s strategic investments in mainland China; Bank of Communications and Industrial Bank, interests in which were acquired in 2004, and Ping An Insurance, which became an associate in August 2005.

     Bank of Communications is the fifth largest bank in mainland China as measured by assets. HSBC’s share of Bank of Communications’ profits in 2005 was US$175 million, significantly higher than those reported in 2004. This largely reflected the first full year of profits in 2005, though Bank of Communications recorded an overall increase on a like-for-like basis, principally as a result of asset and liability growth combined with moderate expansion in operating expenses.

     Ping An Insurance is one of mainland China’s leading insurance groups focusing on providing life and property and casualty insurance products. In August 2005, HSBC increased its stake in Ping An Insurance to 19.9 per cent, began to account for it as an associate.

     The Saudi British Bank is 40 per cent owned by HSBC. HSBC’s share of its profits increased by 53 per cent to US$268 million in 2005, largely

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Asset deployment / Funds under management / Assets held in custody driven by strong investment banking performance, a buoyant stock market and rapid growth in Shariah-

compliant products and services.

Asset deployment
		At 31 December

		2006		2005
		US$m	%	US$m	%

Loans and advances to customers		868,133	46.6	740,002	49.3
Loans and advances to banks		185,205	10.0	125,965	8.4
Trading assets		328,147	17.6	232,909	15.5
Financial investments		204,806	11.0	182,342	12.1
Derivatives		103,702	5.6	73,928	4.9
Goodwill and intangible assets		37,335	2.0	33,200	2.2
Other		133,430	7.2	113,624	7.6

		1,860,758	100.0	1,501,970	100.0

Loans and advances to customers include:
–	reverse repos	18,755		14,610
–	settlement accounts	3,254		2,142
Loans and advances to banks include:
–	reverse repos	45,019		24,754
–	settlement accounts	2,028		2,669

Year ended 31 December 2006 compared with year ended 31 December 2005

HSBC’s total assets at 31 December 2006 were US$1,861 billion, an increase of US$359 billion or 24 per cent since 31 December 2005. Two thirds of the increase was driven by balance sheet growth within Corporate, Investment Banking and Markets, the largest component of which was trading assets. Acquisitions added US$13 billion to total assets. On an underlying basis, total assets grew by 17 per cent. The commentary that follows is on an underlying basis.

     At 31 December 2006, HSBC’s balance sheet remained highly liquid. The proportion of assets deployed in customer advances fell to 47 per cent, predominantly due to a significant increase in trading assets which, at 31 December 2006, were 2 percentage points higher than in 2005 at US$328 billion, representing 18 per cent of total assets. The increase of US$95 billion in trading assets resulted primarily from higher holdings of debt securities.

     Customer advances increased 17 per cent as a result of expansion in mortgages and other personal banking loans. Residential mortgage growth in the first half of 2006 was mainly in the US, though this slowed in the second half as HSBC reduced its exposure to mortgages generated by correspondents and tightened lending criteria. In the second half of the year mortgage increases were strongest in the UK although HSBC saw its market share fall modestly in a buoyant UK housing market. Growth in other personal banking advances in the first half of 2006 was driven by second lien mortgages and unsecured lending in the US and, in the second half of the year, in the UK, notwithstanding tighter underwriting criteria. In France, mortgage lending falling outside of the strict classification of residential mortgages contributed significantly to growth. Growth in corporate lending was mainly in Commercial Banking, with significant increases in lending to the services and energy sectors.

Trading assets and financial investments

Trading assets principally consist of debt and equity instruments acquired for the purpose of market making or to benefit from short-term price movements. Securities classified as held for trading are carried in the balance sheet at fair value with movements in fair value reflected within the income statement.

Trading assets of US$328 billion at 31 December 2006 were 41 per cent higher than at 31 December 2005. On an underlying basis, the increase was 32 per cent. A 27 per cent rise in debt securities resulted from increased holdings of shorter-maturity assets in the UK and deployment of the increased commercial surplus in Hong Kong. In the US, trading assets rose, reflecting the first full year effect of the residential mortgage-backed securities business following its launch in 2005.

     Financial investments include debt and equity instruments that are classified as available for sale or, to a very small extent, held to maturity. Available-for-sale investments essentially represent a core element of the Group’s liquidity and may be disposed

Back to Contents

of either to manage that liquidity or in response to investment opportunities arising from favourable movements in economic indicators, such as interest rates, foreign exchange rates and equity prices. They are carried at fair value with unrealised gains and losses from movements thereon reported in equity until disposal. On disposal the accumulated unrealised gain or loss is recognised through the income statement and reported as ‘Gains less losses from financial investments’.

     Financial investments of US$205 billion at 31 December 2006 were 12 per cent higher than at 31 December 2005 and 8 per cent higher on an underlying basis. This was primarily driven by an increase in holdings of debt securities. HSBC’s operations in Europe, reported a rise in the credit risk arbitrage portfolio reflecting strong investor demand for commercial paper while, in Hong Kong, the increase was driven by the deployment of increased commercial surplus. Net unrealised gains in the valuation of equities amounted to US$2,299 million.

Funds under management

Funds under management at 31 December 2006 were US$695 billion, an increase of US$134 billion, or 24 per cent, compared with 31 December 2005. The increase was 16 per cent on an underlying basis. Both Group Investment Businesses and Private Banking delivered good investment performance and strong net new money. HSBC is among the world’s largest emerging market asset managers with US$62 billion of funds under management invested in emerging market assets.

Group Investment Businesses managed

US$328 billion of assets at 31 December 2006, a rise of 23 per cent compared with 31 December 2005, recording US$14 billion of net new money and good investment performance.

     Private Banking attracted net new money of US$24 billion, due in part to greater brand awareness and an enhanced product range, which together with good investment performance contributed towards increased funds under management of US$232 billion at 31 December 2006, 20 per cent higher than at 31 December 2005.

     Other funds under management, of which the main constituent was a corporate trust business in Asia, reported funds under management of US$133 billion at 31 December 2006, an increase of 40 per cent compared with 31 December 2005.

	2006	2005
	US$bn	US$bn
Funds under management
At 1 January	561	476
Net new money	44	63
Value change	57	45
Exchange and other	33	(23)

At 31 December	695	561

	Year ended 31 December

	2006	2005
	US$bn	US$bn
Funds under management by business
Group Investment Businesses	328	267
Private Banking[1]	232	194
Affiliates	2	5
Other[1]	133	95

	695	561

1	2005 has been restated to transfer US$8 billion from Private Banking to Other.

     Client assets, which provide an indicator of overall Private Banking volumes and include funds under management, cash deposits and certain on-balance sheet trust assets, rose by 22 per cent compared with 31 December 2005 to reach US$333 billion.

Assets held in custody and under administration

At 31 December 2006, assets held by HSBC as custodian amounted to US$4,572 billion, 41 per cent higher than the US$3,242 billion held at 31 December 2005. At constant exchange rates growth was 28 per cent. Custody is the safekeeping and administration of securities and financial instruments on behalf of others.

     Complementing this is HSBC’s assets under administration business. At 31 December 2006, the value of assets held under administration by the Group amounted to US$1,150 billion, 48 per cent higher than the US$779 billion held at 31 December 2005. At constant exchange rates, growth was 37 per cent.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Economic profit / Other financial information

Economic profit

HSBC’s internal performance measures include economic profit, a calculation which compares the return on financial capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices its cost of capital internally and the difference between that cost and post-tax profit attributable to ordinary shareholders represents the amount of economic profit generated. Economic profit is used by management as a means of deciding where to allocate resources so that they will be most productive.

     In order to concentrate on external factors rather than measurement bases, HSBC emphasises the trend in economic profit within business units rather than absolute amounts. In light of the current levels of world interest rates, and taking into account its geographical and customer group diversification, HSBC believes that its true cost of capital on a consolidated basis remains 10 per cent. HSBC plans to continue using this rate until the end of the current five-year strategic plan in 2008 in order to ensure consistency and comparability.

     Economic profit decreased by US$418 million, or 7 per cent compared with 2005. The rate of growth in profit attributable was slower than the growth in average shareholders’ equity, mainly due to increased loan impairment charges in the US mortgage service business. This was also reflected in a lower return on average invested capital and in consequence economic spread, which fell by 1 percentage point compared with 2005.

	Year ended 31 December

	2006		2005
	US$m	%1	US$m	%1

Average total shareholders’ equity	100,860		89,589
Add: Goodwill previously amortised or written off	8,172		8,172
Less: Property revaluation reserves	(1,062)		(1,092)

Reserves representing unrealised gains on effective cash flow hedges	(126)		(315)

Reserves representing unrealised gains on available-for-sale securities	(1,156)		(1,294)
Preference shares	(1,405)		(351)

Average invested capital[2]	105,283		94,709

Return on invested capital[3]	15,699	14.9	15,060	15.9
Benchmark cost of capital	(10,528)	(10.0)	(9,471)	(10.0)

Economic profit/spread	5,171	4.9	5,589	5.9

1	Expressed as a percentage of average invested capital.
2	Average invested capital is measured as average total shareholders’ equity after:
	–	adding back the average balance of goodwill impaired or amortised pre transition to IFRS or subsequent written-off, directly to reserves;
	–	deducting the average balance of HSBC’s revaluation surplus relating to property held for own use. This reserve was generated when determining the deemed carrying cost of such properties on transition to IFRS and will run down over time as the properties are sold;
	–	deducting average preference shares issued by HSBC Holdings, and;
	–	deducting average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities.
3	Return on invested capital is based on the profit attributable to ordinary shareholders of the parent company.

Back to Contents

Other financial information

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

Assets		Year ended 31 December

		2006			2005			2004

		Average	Interest		Average	Interest		Average	Interest
		balance	income	Yield	balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Short-term funds and loans and advances to banks
Europe	HSBC Bank	33,856	1,536	4.54	21,875	774	3.54	24,173	669	2.77
	HSBC Private BankingHoldings (Suisse)	4,956	190	3.83	3,606	113	3.13	2,644	89	3.37
	HSBC France	20,197	690	3.42	16,829	387	2.30	26,007	960	3.69
Hong Kong	Hang Seng Bank	10,360	483	4.66	8,061	288	3.57	8,328	221	2.65
	The Hongkong and Shanghai Banking Corporation	38,802	1,645	4.24	36,904	1,058	2.87	28,172	538	1.91
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	13,388	520	3.88	11,667	351	3.01	9,180	198	2.16
	HSBC Bank Malaysia	2,492	87	3.49	1,767	49	2.77	1,348	36	2.67
	HSBC Bank Middle East .	4,279	208	4.86	3,262	111	3.40	1,619	29	1.79
North America	HSBC Bank USA	8,422	465	5.52	3,579	151	4.22	2,323	56	2.41
	HSBC Bank Canada	3,167	138	4.36	2,115	62	2.93	2,163	45	2.08
Latin America	HSBC Mexico	3,395	227	6.69	2,994	228	7.62	3,771	227	6.02
	Brazilian operations[1]	4,129	572	13.85	3,305	565	17.10	1,954	237	12.13
	HSBC Bank Argentina	196	8	4.08	264	7	2.65	250	3	1.20
Other operations		16,816	627	3.73	15,023	456	3.04	19,515	329	1.69

		164,455	7,396	4.50	131,251	4,600	3.50	131,447	3,637	2.77

Trading assets[2]
Europe	HSBC Bank							29,183	1,147	3.93
	HSBC France							13,663	365	2.67
Hong Kong	Hang Seng Bank							369	13	3.52
	The Hongkong and Shanghai Banking Corporation							11,209	298	2.66
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation							2,487	101	4.06
	HSBC Bank Malaysia							145	4	2.76
North America	HSBC Bank USA							5,447	115	2.11
	HSBC Bank Canada							1,177	25	2.12
	HSBC Markets Inc							11,543	421	3.65
Latin America	HSBC Mexico							2,957	173	5.86
	Brazilian operations[1]							843	128	15.18
	HSBC Bank Argentina							19	1	5.26
Other operations								5,661	232	4.10

								84,703	3,023	3.57

For footnotes, see page 156.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Average balance sheet

Assets (continued)
		Year ended 31 December

		2006			2005			2004

		Average	Interest		Average	Interest		Average	Interest
		balance	income	Yield	balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Loans and advances to customers
Europe	HSBC Bank	226,528	14,166	6.25	203,568	12,223	6.00	170,939	9,521	5.57
	HSBC Private Banking Holdings (Suisse)	7,134	338	4.74	5,795	211	3.64	4,700	115	2.45
	HSBC France	52,990	2,463	4.65	41,977	1,710	4.07	42,149	1,892	4.49
	HSBC Finance	5,932	671	11.31	9,951	1,086	10.91	9,276	1,055	11.37
Hong Kong	Hang Seng Bank	34,416	1,952	5.67	32,893	1,323	4.02	31,234	882	2.82
	The Hongkong and Shanghai Banking Corporation	47,292	2,843	6.01	43,971	2,061	4.69	41,901	1,406	3.36
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	52,159	3,449	6.61	46,652	2,659	5.70	36,775	1,781	4.84
	HSBC Bank Malaysia	6,292	430	6.83	5,380	325	6.04	4,937	278	5.63
	HSBC Bank Middle East .	12,757	957	7.50	10,038	635	6.33	7,425	418	5.63
North America	HSBC Bank USA	88,563	6,141	6.93	86,800	5,594	6.44	61,659	2,936	4.76
	HSBC Finance	147,336	17,061	11.58	118,215	13,307	11.26	114,393	13,146	11.49
	HSBC Bank Canada	35,055	2,037	5.81	28,491	1,439	5.05	22,603	1,099	4.86
Latin America	HSBC Mexico	13,193	1,532	11.61	9,983	1,210	12.12	8,095	878	10.85
	Brazilian operations[1]	9,461	3,244	34.29	7,447	2,647	35.54	4,726	1,527	32.31
	HSBC Bank Argentina	838	107	12.77	914	122	13.35	903	101	11.18
Other operations		20,984	1,620	7.72	27,203	1,352	4.97	35,713	1,113	3.12

		760,930	59,011	7.76	679,278	47,904	7.05	597,428	38,148	6.39

Financial investments
Europe	HSBC Bank	42,726	1,977	4.63	35,787	1,297	3.62	22,488	824	3.66
	HSBC Private Banking Holdings (Suisse)	8,729	391	4.48	8,725	342	3.92	10,828	303	2.80
	HSBC France	2,545	95	3.73	4,482	143	3.19	6,957	240	3.45
Hong Kong	Hang Seng Bank	27,288	1,224	4.49	23,445	815	3.48	20,924	507	2.42
	The Hongkong and Shanghai Banking Corporation	20,362	911	4.47	29,508	924	3.13	33,798	779	2.30
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	17,179	737	4.29	15,100	592	3.92	15,902	537	3.38
	HSBC Bank Malaysia	954	36	3.77	1,182	41	3.47	1,156	40	3.46
	HSBC Bank Middle East .	1,387	72	5.19	1,311	44	3.36	1,104	27	2.45
North America	HSBC Bank USA	22,214	1,109	4.99	19,262	864	4.49	18,213	884	4.85
	HSBC Finance	3,724	200	5.37	3,945	221	5.60	4,153	166	4.00
	HSBC Bank Canada	4,351	174	4.00	3,951	116	2.94	2,814	65	2.31
Latin America	HSBC Mexico	4,049	427	10.55	4,995	583	11.67	3,822	395	10.33
	Brazilian operations[1]	3,862	501	12.97	2,328	324	13.92	843	128	15.18
	HSBC Bank Argentina	311	38	12.22	218	23	10.55	169	12	7.10
Other operations		25,171	1,212	4.82	17,769	881	4.96	17,485	564	3.23

		184,852	9,104	4.93	172,008	7,210	4.19	160,656	5,471	3.41

For footnotes, see page 156.

Back to Contents

		Year ended 31 December

		2006			2005			2004

		Average	Interest		Average	Interest		Average	Interest
		balance	income	Yield	balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Other interest-earning assets
Europe	HSBC Bank	9,938	652	6.56	14,748	543	3.68	8,629	361	4.18
	HSBC Private Banking Holdings (Suisse)	14,558	732	5.03	11,831	416	3.52	7,611	146	1.92
	HSBC France	6,434	173	2.69	9,811	442	4.51	7,533	62	0.82
Hong Kong	Hang Seng Bank	538	28	5.20	81	3	3.70	813	17	2.09
	The Hongkong and Shanghai Banking Corporation	19,246	909	4.72	18,310	443	2.42	16,926	316	1.87
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	6,938	449	6.47	4,836	200	4.14	4,757	179	3.76
	HSBC Bank Malaysia	178	10	5.62	283	8	2.83	153	3	1.96
	HSBC Bank Middle East	380	32	8.42	371	18	4.85	164	10	6.10
North America	HSBC Bank USA	1,867	82	4.39	1,444	43	2.98	784	26	3.32
	HSBC Finance	767	43	5.61	2,063	67	3.25	651	64	9.83
	HSBC Bank Canada	1,006	32	3.18	641	18	2.81	233	8	3.43
Latin America	HSBC Mexico	–	–	–	1,186	16	1.35	336	5	1.49
	Brazilian operations[1]	1,004	190	18.92	558	162	29.03	284	36	12.68
	HSBC Bank Argentina	23	3	13.04	43	2	4.65	30	–	–
Other operations		(59,710)	(2,967)		(49,322)	(2,001)		(46,751)	(1,040)

		3,167	368	11.62	16,884	380	2.25	2,153	193	8.96

Total interest-earning assets
Europe	HSBC Bank	313,048	18,331	5.86	275,977	14,837	5.38	255,412	12,522	4.90
	HSBC Private Banking Holdings (Suisse)	35,377	1,651	4.67	29,957	1,082	3.61	25,783	653	2.53
	HSBC France	82,166	3,421	4.16	73,099	2,682	3.67	96,310	3,520	3.65
	HSBC Finance	5,932	671	11.31	10,553	1,081	10.24	9,342	1,074	11.50
Hong Kong	Hang Seng Bank	72,602	3,687	5.08	64,958	2,447	3.77	61,669	1,614	2.62
	The Hongkong and Shanghai Banking Corporation	125,702	6,308	5.02	128,693	4,485	3.49	132,007	3,337	2.53
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	89,664	5,156	5.75	78,255	3,802	4.86	69,102	2,796	4.05
	HSBC Bank Malaysia	9,916	563	5.68	8,612	423	4.91	7,739	361	4.66
	HSBC Bank Middle East	18,803	1,269	6.75	14,982	808	5.39	10,348	485	4.69
North America	HSBC Bank USA	121,066	7,797	6.44	111,085	6,652	5.99	88,426	4,017	4.54
	HSBC Finance	151,827	17,304	11.40	124,223	13,595	10.94	119,197	13,376	11.22
	HSBC Bank Canada	43,579	2,381	5.46	35,198	1,635	4.65	28,990	1,242	4.28
Latin America	HSBC Mexico	20,637	2,186	10.59	19,159	2,038	10.64	18,982	1,678	8.84
	Brazilian operations[1]	18,456	4,507	24.42	13,637	3,697	27.11	9,186	2,231	24.29
	HSBC Bank Argentina	1,368	156	11.40	1,440	154	10.69	1,371	117	8.53
Other operations		3,261	492	15.06	9,593	676	7.05	42,523	1,449	3.41

		1,113,404	75,879	6.82	999,421	60,094	6.01	976,387	50,472	5.17

Summary
Total interest-margin assets		1,113,404	75,879	6.82	999,421	60,094	6.01	976,387	50,472	5.17
Trading assets[2]		288,605	12,445	4.31	292,404	7,232	2.47
Financial assets designated at fair value[3]		7,681	290	3.78	15,247	405	2.66
Impairment provisions		(11,864)			(12,469)			(12,958)
Non-interest-earning assets		291,741			207,337			285,912

Total assets and interest income		1,689,567	88,614	5.24	1,501,940	67,731	4.51	1,249,341	50,472	4.04

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Average balance sheet

Assets (continued)

		Year ended 31 December

		2006	2005	2004
		%	%	%

Distribution of average total assets
Europe	HSBC Bank	30.6	30.1	28.3
	HSBC Private Banking Holdings (Suisse)	2.3	2.2	2.2
	HSBC France	10.0	9.9	9.8
	HSBC Finance	0.5	0.7	0.9
Hong Kong	Hang Seng Bank	4.3	4.8	5.2
	The Hongkong and Shanghai Banking Corporation	10.7	12.7	14.2
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	6.0	6.5	6.6
	HSBC Bank Malaysia	0.6	0.6	0.7
	HSBC Bank Middle East	1.3	1.1	0.9
North America	HSBC Bank USA	11.3	10.7	8.8
	HSBC Finance	10.0	9.3	10.8
	HSBC Bank Canada	2.4	2.6	2.4
Latin America	HSBC Mexico	1.7	1.6	1.8
	Brazilian operations[1]	1.5	1.4	0.9
	HSBC Bank Argentina	0.1	0.1	0.1
Other operations (including consolidation adjustments)		6.7	5.7	6.4

		100.0	100.0	100.0

For footnotes, see page 156.

Back to Contents

Total equity and liabilities

		Year ended 31 December

		2006			2005			2004

		Average	Interest		Average	Interest		Average	Interest
		balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Deposits by banks[4]
Europe	HSBC Bank	32,825	1,311	3.99	32,673	1,037	3.17	26,950	412	1.53
	HSBC Private Banking
	Holdings (Suisse)	1,030	33	3.20	886	20	2.26	1,446	27	1.87
	HSBC France	23,171	886	3.82	17,935	582	3.25	22,162	526	2.37
Hong Kong	Hang Seng Bank	2,031	84	4.14	1,876	61	3.25	685	14	2.04
	The Hongkong and
	Shanghai Banking
	Corporation	2,745	125	4.55	3,430	116	3.38	3,139	39	1.24
Rest of	The Hongkong and
Asia-Pacific	Shanghai Banking
	Corporation	6,276	246	3.92	4,973	168	3.38	3,505	95	2.71
	HSBC Bank Malaysia	280	9	3.21	238	5	2.10	98	2	2.04
	HSBC Bank Middle East .	453	23	5.08	888	27	3.04	1,104	23	2.08
North America	HSBC Bank USA	3,695	208	5.63	4,251	202	4.75	3,833	74	1.93
	HSBC Bank Canada	1,520	68	4.47	926	34	3.67	392	8	2.04
Latin America	HSBC Mexico	781	50	6.40	1,051	70	6.66	914	48	5.25
	Brazilian operations[1]	1,033	101	9.78	1,355	125	9.23	914	57	6.24
	HSBC Bank Argentina	72	5	6.94	111	8	7.21	140	8	5.71
Other operations		5,653	351	6.24	3,962	211	5.33	11,182	206	1.84

		81,565	3,500	4.29	74,555	2,666	3.58	76,464	1,539	2.01

Customer accounts[5]
Europe	HSBC Bank	221,369	7,031	3.18	186,996	5,359	2.87	169,501	3,986	2.35
	HSBC Private Banking
	Holdings (Suisse)	25,346	1,069	4.22	19,908	622	3.12	17,339	377	2.17
	HSBC France	23,579	752	3.19	24,538	611	2.49	22,072	575	2.61
Hong Kong	Hang Seng Bank	54,267	1,712	3.15	51,460	874	1.70	50,944	290	0.57
	The Hongkong and
	Shanghai Banking
	Corporation	104,441	2,934	2.81	95,496	1,322	1.38	92,579	392	0.42
Rest of	The Hongkong and
Asia-Pacific	Shanghai Banking
	Corporation	56,760	1,903	3.35	48,997	1,293	2.64	42,625	891	2.09
	HSBC Bank Malaysia	7,260	212	2.92	6,123	157	2.56	5,744	151	2.63
	HSBC Bank Middle East .	11,713	411	3.51	8,696	207	2.38	5,978	60	1.00
North America	HSBC Bank USA	71,031	2,490	3.51	60,795	1,385	2.28	52,813	680	1.29
	HSBC Bank Canada	25,277	804	3.18	21,635	475	2.20	18,191	351	1.93
Latin America	HSBC Mexico	13,625	471	3.46	8,272	188	2.27	11,157	377	3.38
	Brazilian operations[1]	14,887	2,056	13.81	10,790	1,859	17.23	5,787	842	14.55
	HSBC Bank Argentina	983	41	4.17	903	28	3.10	898	27	3.01
Other operations		50,844	1,845	3.63	44,816	1,273	2.84	56,494	918	1.62

		681,382	23,731	3.48	589,425	15,653	2.66	552,122	9,917	1.80

For footnotes, see page 156.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Average balance sheet

Total equity and liabilities (continued)

		Year ended 31 December

		2006			2005			2004

		Average	Interest		Average	Interest		Average	Interest
		balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Financial liabilities designated at fair
value – own debt issued[6]
Europe	HSBC Holdings	15,132	745	4.92	13,928	496	3.56
	HSBC Bank	7,888	373	4.73	5,919	327	5.52
North America	HSBC Bank USA	1,892	116	6.13	1,469	96	6.54
	HSBC Finance	29,917	1,877	6.27	28,146	1,098	3.90
Other operations		461	49	10.63	288	20	6.94

		55,290	3,160	5.72	49,750	2,037	4.09

Debt securities in issue
Europe	HSBC Bank	45,870	2,047	4.46	28,620	1,817	6.35	26,320	1,103	4.19
	HSBC France	19,818	633	3.19	14,271	314	2.20	16,250	434	2.67
	HSBC Finance	548	32	5.84	3,330	77	2.31	3,524	163	4.63
Hong Kong	Hang Seng Bank	1,622	64	3.95	1,523	53	3.48	1,266	30	2.37
	The Hongkong and
	Shanghai Banking
	Corporation	–	–	–	–	–	–	11,192	437	3.90
Rest of	The Hongkong and
Asia-Pacific	Shanghai Banking
	Corporation	7,990	438	5.48	6,523	315	4.83	5,313	229	4.31
	HSBC Bank Malaysia	371	13	3.50	572	16	2.80	261	8	3.07
North America	HSBC Bank USA	28,832	1,407	4.88	25,537	1,073	4.20	11,125	376	3.38
	HSBC Finance	112,353	5,047	4.49	75,913	3,399	4.48	101,269	2,751	2.72
	HSBC Bank Canada	10,616	460	4.33	7,963	268	3.37	5,994	165	2.75
Latin America	HSBC Mexico	249	23	9.24	4,585	285	6.22	3,566	134	3.76
	Brazilian operations[1]	700	70	10.00	401	67	16.71	360	65	18.06
	HSBC Bank Argentina	–	–	–	7	1	14.29	95	7	7.37
Other operations		3,105	110	3.54	6,834	90	1.32	18,136	234	1.29

		232,074	10,344	4.46	176,079	7,775	4.42	204,671	6,136	3.00

Other interest-bearing liabilities
Europe	HSBC Bank	23,196	1,026	4.42	23,924	547	2.29	30,504	870	2.85
	HSBC Private Banking
	Holdings (Suisse)	3,545	155	4.37	4,247	130	3.06	2,505	38	1.52
	HSBC France	13,476	488	3.62	14,154	220	1.55	20,117	601	2.99
	HSBC Finance	4,211	219	5.20	5,299	361	6.81	4,298	258	6.00
Hong Kong	Hang Seng Bank	1,378	64	4.64	1,228	36	2.93	1,161	22	1.89
	The Hongkong and
	Shanghai Banking
	Corporation	8,140	365	4.48	6,981	221	3.17	10,495	171	1.63
Rest of	The Hongkong and
Asia-Pacific	Shanghai Banking
	Corporation	13,425	629	4.69	13,725	460	3.35	12,972	228	1.76
	HSBC Bank Malaysia	235	9	3.83	137	4	2.92	195	3	1.54
	HSBC Bank Middle East .	1,046	63	6.02	767	23	3.00	407	20	4.91
North America	HSBC Bank USA	11,966	1,211	10.12	13,287	1,332	10.02	12,618	324	2.57
	HSBC Bank Canada	1,134	22	1.94	856	12	1.40	938	20	2.13
	HSBC Markets Inc	2,883	88	3.05	4,718	121	2.56	12,652	460	3.64
Latin America	HSBC Mexico	135	8	5.93	1,258	30	2.38	195	15	7.69
	Brazilian operations[1]	817	105	12.85	2,264	86	3.80	565	47	8.32
	HSBC Bank Argentina	79	10	12.66	35	4	11.43	319	3	0.94
Other operations		(68,331)	(3,804)		(62,593)	(2,958)		(64,040)	(1,301)

		17,335	658	3.80	30,287	629	2.08	45,901	1,779	3.88

For footnotes, see page 156.

Back to Contents

		Year ended 31 December

		2006			2005			2004

		Average	Interest		Average	Interest		Average	Interest
		balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Total interest-bearing liabilities
Europe	HSBC Bank	331,148	11,788	3.56	278,131	9,087	3.27	253,275	6,371	2.52
	HSBC Private Banking
	Holdings (Suisse)	29,921	1,257	4.20	25,041	772	3.08	21,290	442	2.08
	HSBC France	80,044	2,759	3.45	71,115	1,732	2.44	80,601	2,136	2.65
	HSBC Finance	4,759	251	5.27	8,667	470	5.42	8,152	421	5.16
Hong Kong	Hang Seng Bank	59,298	1,924	3.24	56,087	1,024	1.83	54,056	357	0.66
	The Hongkong and
	Shanghai Banking
	Corporation	115,326	3,424	2.97	105,907	1,659	1.57	117,404	1,038	0.88
Rest of	The Hongkong and
Asia-Pacific	Shanghai Banking
	Corporation	84,451	3,216	3.81	74,218	2,236	3.01	64,415	1,443	2.24
	HSBC Bank Malaysia	8,146	243	2.98	7,070	182	2.57	6,298	163	2.59
	HSBC Bank Middle East	13,212	497	3.76	10,351	289	2.79	7,489	103	1.38
North America	HSBC Bank USA	117,416	5,432	4.63	105,339	4,088	3.88	80,389	1,454	1.81
	HSBC Finance	142,270	6,924	4.87	116,164	4,933	4.25	112,973	2,964	2.62
	HSBC Bank Canada	38,547	1,354	3.51	31,380	789	2.51	25,516	544	2.13
	HSBC Markets Inc	2,883	88	3.05	4,718	121	2.56	28,563	701	2.45
Latin America	HSBC Mexico	14,790	552	3.73	15,165	573	3.78	15,832	574	3.63
	Brazilian operations[1]	17,437	2,332	13.37	14,810	2,137	14.43	7,626	1,010	13.24
	HSBC Bank Argentina	1,134	56	4.94	1,056	41	3.88	1,453	46	3.17
Other operations		6,864	(703)		(17,224)	(1,373)		(6,174)	(396)

		1,067,646	41,393	3.88	907,995	28,760	3.17	879,158	19,371	2.20

Summary
Total interest-margin liabilities		1,067,646	41,393	3.88	907,995	28,760	3.17	879,158	19,371	2.20
Trading liabilities		224,050	9,842	4.39	211,059	5,024	2.38
Financial liabilities designated at fair value
(excluding own debt issued)		12,537			9,787
Non-interest-bearing current accounts		71,744			65,509			56,043
Total equity and other non-interest-bearing
liabilities		313,590			307,590			314,140

Total equity and liabilities		1,689,567	51,235	3.03	1,501,940	33,784	2.25	1,249,341	19,371	1.55

Net interest margin
		Year ended 31 December

		2006	2005	2004
		%	%	%

Europe	HSBC Bank	2.09	2.08	2.41
	HSBC Private Banking Holdings (Suisse)	1.15	1.03	0.82
	HSBC France	0.80	1.30	1.44
	HSBC Finance	5.92	5.79	6.99
Hong Kong	Hang Seng Bank	2.43	2.19	2.08
	The Hongkong and Shanghai Banking Corporation	2.29	2.20	1.74
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	2.16	2.00	1.96
	HSBC Bank Malaysia	3.22	2.80	2.56
	HSBC Bank Middle East	3.76	3.46	3.69
North America	HSBC Bank USA	1.95	2.31	2.90
	HSBC Finance	6.84	6.97	8.74
	HSBC Bank Canada	2.36	2.40	2.41
Latin America	HSBC Mexico	7.92	7.65	5.82
	Brazilian operations[1]	11.78	11.44	13.29
	HSBC Bank Argentina	7.24	7.87	5.18
Other operations (including consolidation adjustments)		0.04	0.20	0.03

		3.10	3.14	3.19

For footnotes, see page 156.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Average balance sheet

Analysis of changes in net interest income

The following table allocates changes in net interest income between volume and rate for 2006 compared with 2005, and for 2005 compared with 2004.

Changes due to a combination of volume and rate, and the effect of reclassifying items on the adoption of IAS 32 and IAS 39 at 1 January 2005, are allocated to rate.

Interest income

		2006 compared with 2005			2005 compared with 2004
		Increase/(decrease)			Increase/(decrease)

		2006	Volume	Rate	2005	Volume	Rate	2004
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Short-term funds and loans and advances to banks
Europe	HSBC Bank	1,536	425	337	774	(64)	169	669
	HSBC Private Banking
	Holdings (Suisse)	190	42	35	113	32	(8)	89
	HSBC France	690	77	226	387	(339)	(234)	960
Hong Kong	Hang Seng Bank	483	82	113	288	(7)	74	221
	The Hongkong and Shanghai
	Banking Corporation	1,645	54	533	1,058	167	353	538
Rest of Asia-Pacific	The Hongkong and Shanghai
	Banking Corporation	520	52	117	351	54	99	198
	HSBC Bank Malaysia	87	20	18	49	11	2	36
	HSBC Bank Middle East	208	35	62	111	29	53	29
North America	HSBC Bank USA	465	204	110	151	30	65	56
	HSBC Bank Canada	138	31	45	62	(1)	18	45
Latin America	HSBC Mexico	227	31	(32)	228	(47)	48	227
	Brazilian operations[1]	572	141	(134)	565	164	164	237
	HSBC Bank Argentina	8	(2)	3	7	–	4	3
Other operations		627	55	116	456	(76)	203	329

		7,396	1,162	1,634	4,600	(5)	968	3,637

Trading assets								3,023

Loans and advances to customers
Europe	HSBC Bank	14,166	1,378	565	12,223	1,817	885	9,521
	HSBC Private Banking
	Holdings (Suisse)	338	49	78	211	27	69	115
	HSBC France	2,463	449	304	1,710	(8)	(174)	1,892
	HSBC Finance	671	(438)	23	1,086	77	(46)	1,055
Hong Kong	Hang Seng Bank	1,952	61	568	1,323	47	394	882
	The Hongkong and Shanghai
	Banking Corporation	2,843	156	626	2,061	70	585	1,406
Rest of Asia-Pacific	The Hongkong and Shanghai
	Banking Corporation	3,449	314	476	2,659	478	400	1,781
	HSBC Bank Malaysia	430	55	50	325	25	22	278
	HSBC Bank Middle East	957	172	150	635	147	70	418
North America	HSBC Bank USA	6,141	114	433	5,594	1,197	1,461	2,936
	HSBC Finance	17,061	3,278	476	13,307	439	(278)	13,146
	HSBC Bank Canada	2,037	331	267	1,439	286	54	1,099
Latin America	HSBC Mexico	1,532	389	(67)	1,210	205	127	878
	Brazilian operations[1]	3,244	716	(119)	2,647	879	241	1,527
	HSBC Bank Argentina	107	(10)	(5)	122	1	20	101
Other operations		1,620	(309)	577	1,352	(266)	505	1,113

		59,011	5,756	5,351	47,904	5,230	4,526	38,148

For footnotes, see page 156.

Back to Contents

		2006 compared with 2005			2005 compared with 2004
		Increase/(decrease)			Increase/(decrease)

		2006	Volume	Rate	2005	Volume	Rate	2004
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial investments
Europe	HSBC Bank	1,977	251	429	1,297	487	(14)	824
	HSBC Private Banking Holdings (Suisse)	391	0	49	342	(59)	98	303
	HSBC France	95	(62)	14	143	(85)	(12)	240
Hong Kong	Hang Seng Bank	1,224	134	275	815	61	247	507
	The Hongkong and Shanghai Banking Corporation	911	(286)	273	924	(99)	244	779
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	737	81	64	592	(27)	82	537
	HSBC Bank Malaysia	36	(8)	3	41	1	–	40
	HSBC Bank Middle East	72	3	25	44	5	12	27
North America	HSBC Bank USA	1,109	133	112	864	51	(71)	884
	HSBC Finance	200	(12)	(9)	221	(8)	63	166
	HSBC Bank Canada	174	12	46	116	26	25	65
Latin America	HSBC Mexico	427	(110)	(46)	583	121	67	395
	Brazilian operations[1]	501	214	(37)	324	225	(29)	128
	HSBC Bank Argentina	38	10	5	23	3	8	12
Other operations		1,212	367	(36)	881	9	308	564

		9,104	538	1,356	7,210	387	1,352	5,471

Deposits by banks
Europe	HSBC Bank	1,311	5	269	1,037	87	538	412
	HSBC Private Banking Holdings (Suisse)	33	3	10	20	(10)	3	27
	HSBC France	886	170	134	582	(100)	156	526
Hong Kong	Hang Seng Bank	84	5	18	61	24	23	14
	The Hongkong and Shanghai Banking Corporation	125	(23)	32	116	4	73	39
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	246	44	34	168	40	33	95
	HSBC Bank Malaysia	9	1	3	5	3	–	2
	HSBC Bank Middle East	23	(13)	9	27	(5)	9	23
North America	HSBC Bank USA	208	(26)	32	202	8	120	74
	HSBC Bank Canada	68	22	12	34	11	15	8
Latin America	HSBC Mexico	50	(18)	(2)	70	7	15	48
	Brazilian operations[1]	101	(30)	6	125	28	40	57
	HSBC Bank Argentina	5	(3)	–	8	(2)	2	8
Other operations		351	90	50	211	(133)	138	206

		3,500	251	583	2,666	(38)	1,165	1,539

For footnotes, see page 156.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Changes in net interest income / Share capital and reserves

Interest expense

		2006 compared with 2005			2005 compared with 2004
		Increase/(decrease)			Increase/(decrease)

		2006	Volume	Rate	2005	Volume	Rate	2004
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Customer accounts
Europe	HSBC Bank	7,031	987	685	5,359	411	962	3,986
	HSBC Private Banking Holdings (Suisse)	1,069	170	277	622	56	189	377
	HSBC France	752	(24)	165	611	64	(28)	575
Hong Kong	Hang Seng Bank	1,712	48	790	874	3	581	290
	The Hongkong and Shanghai Banking Corporation	2,934	123	1,489	1,322	12	918	392
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	1,903	205	405	1,293	133	269	891
	HSBC Bank Malaysia	212	29	26	157	10	(4)	151
	HSBC Bank Middle East	411	72	132	207	27	120	60
North America	HSBC Bank USA	2,490	233	872	1,385	103	602	680
	HSBC Bank Canada	804	80	249	475	66	58	351
Latin America	HSBC Mexico	471	122	161	188	(97)	(92)	377
	Brazilian operations[1]	2,056	706	(509)	1,859	728	289	842
	HSBC Bank Argentina	41	2	11	28	–	1	27
Other operations		1,845	171	401	1,273	(190)	545	918

		23,731	2,442	5,636	15,653	670	5,066	9,917

Financial liabilities designated at fair value – own debt issued		3,160	227	896	2,037

Debt securities in issue
Europe	HSBC Bank	2,047	1,095	(865)	1,817	96	618	1,103
	HSBC France	633	122	197	314	(53)	(67)	434
	HSBC Finance	32	(64)	19	77	(9)	(77)	163
Hong Kong	Hang Seng Bank	64	3	8	53	6	17	30
	The Hongkong and Shanghai Banking Corporation	–	–	–	–	(437)	–	437
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	438	71	52	315	52	34	229
	HSBC Bank Malaysia	13	(6)	3	16	10	(2)	8
North America	HSBC Bank USA	1,407	138	196	1,073	487	210	376
	HSBC Finance	5,047	1,633	15	3,399	(689)	1,337	2,751
	HSBC Bank Canada	460	89	103	268	54	49	165
Latin America	HSBC Mexico	23	(270)	8	285	38	113	134
	Brazilian operations[1]	70	50	(47)	67	7	(5)	65
	HSBC Bank Argentina	–	(1)	–	1	(6)	–	7
Other operations		110	(49)	69	90	(146)	2	234

		10,344	2,508	61	7,775	(857)	2,496	6,136

Footnotes to ‘Average balance sheet and net interest income’ and ‘Analysis of changes in net interest income’.

1	Brazilian operations comprise HSBC Bank Brasil S.A.-Banco Múltiplo and subsidiaries, plus HSBC Serviços e Participações Limitada.
2	Interest income on trading assets is reported as ‘Net trading income’ in the consolidated income statement in 2005 and 2006.
3	Interest income on financial assets designated at fair value is reported as ‘Net income from financial instruments designated at fair value’ in the consolidated income statement.
4	This table analyses interest-bearing bank deposits only. See page 160 for an analysis of all bank deposits.
5	This table analyses interest-bearing customer accounts only. See page 161 for an analysis of all customer accounts.
6	Interest expense on financial liabilities designated at fair value is reported as ‘Net income on financial liabilities designated at fair value’ in the consolidated income statement other than interest on own debt.

Back to Contents

Notes
(i)	Average balances are based on daily averages for the principal areas of HSBC’s banking activities with monthly or less frequent averages used elsewhere.
(ii)	In 2004 ‘Loans accounted for on a non-accrual basis’ and ‘Loans on which interest has been accrued but suspended’ were included in ‘Loans and advances to banks’ and ‘Loans and advances to customers’. Interest income on such loans was included in the consolidated income statement to the extent to which it had been received.
(iii)	Balances and transactions with fellow subsidiaries are reported gross in the principal commercial banking and consumer finance entities within ‘Other interest-earning assets’ and ‘Other interest-bearing liabilities’ as appropriate and the elimination entries are included within ‘Other operations’ in those two categories.
(iv)	Other than as noted in (iii) above, ‘Other operations’ comprise the operations of the principal commercial banking and consumer finance entities outside their domestic markets and all other banking operations.
(v)	In 2004 non-equity minority interests were included within shareholders’ equity and other non interest-bearing liabilities and the related coupon payments were included within ‘Profit attributable to minority interests’.

Share capital and reserves

The following events in relation to the share capital of HSBC Holdings occurred during the year:

Ordinary shares of US$0.50 each

Scrip dividends

1.	24,184,953 ordinary shares were issued at par on 19 January 2006 to shareholders who elected to receive new shares in lieu of the third interim dividend for 2005. The market value per share used to calculate shareholders’ entitlements to new shares was US$16.2150, being the US dollar equivalent of £9.40.

2.	91,685,145 ordinary shares were issued at par on 11 May 2006 to shareholders who elected to receive new shares in lieu of the fourth interim dividend for 2005. The market value per share used to calculate shareholders’ entitlements to new shares was US$16.8175, being the US dollar equivalent of £9.621.

3.	14,090,830 ordinary shares were issued at par on 6 July 2006 to shareholders who elected to receive new shares in lieu of the first interim dividend for 2006. The market value per share used to calculate shareholders’ entitlements to new shares was US$17.5938, being the US dollar equivalent of £9.346.

4.	28,617,819 ordinary shares were issued at par on 4 October 2006 to shareholders who elected to receive new shares in lieu of the second interim dividend for 2006. The market value per share used to calculate shareholders’ entitlements to new shares was US$17.9844, being the US dollar equivalent of £9.51.

All-Employee share plans

5.	25,334,998 ordinary shares were issued at prices ranging from £5.3496 to £7.6736 and 926 ordinary shares were issued at HK$103.4401 per share in connection with the exercise of options under the HSBC Holdings savings-related share option plans. Options over 7,870,495 ordinary shares lapsed.

6.	2,533,496 ordinary shares were issued at €11.3921 per share and 502,454 ordinary shares were issued at €12.8161 per share in connection with a Plan d’Epargne Entreprise for the benefit of non-UK resident employees of HSBC France and its subsidiaries.

7.	Options over 22,626,714 ordinary shares were granted at nil consideration on 26 April 2006 to over 52,900 HSBC employees resident in nearly 60 countries and territories under the HSBC Holdings savings-related share option plans.

Discretionary share incentive plans

8.	9,767,102 ordinary shares were issued at prices ranging from £3.3334 to £7.7984 per share in connection with the exercise of options under the HSBC Holdings Executive Share Option Scheme. Options over 450,801 ordinary shares lapsed.

9.	37,817,808 ordinary shares were issued at prices ranging from £6.91 to £9.642 per share in connection with the exercise of options under the HSBC Holdings Group Share Option Plan. Options over 5,536,526 ordinary shares lapsed.

HSBC Finance

10.	3,424,742 ordinary shares were issued at US$9.60 per share in connection with the early settlement and maturity of HSBC Finance 8.875 per cent Adjustable Conversion-Rate Equity Security Units.

11.	643,520 ordinary shares were issued at prices ranging from US$16.06 to US$18.79 per share in connection with the vesting of Restricted Stock Rights under HSBC Finance share plans that have been converted into rights over HSBC Holdings ordinary shares.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Share capital and reserves / Short term borrowings / Contractual obligations /Loan maturity

Authority to repurchase ordinary shares

12.	At the Annual General Meeting in 2006, shareholders renewed the authority for the Company to make market repurchases of up to 1,137,200,000 ordinary shares. The Directors have not exercised this authority. In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange on 19 December 2005, HSBC Holdings will comply with the applicable law and regulation in the UK in relation to the holding of any shares in treasury and with the conditions of the waiver, in connection with any shares it may hold in treasury.

Authority to allot shares

13.	At the Annual General Meeting in 2006 shareholders renewed the authority for the Directors to allot new shares. The authority was to allot up to 2,274,400,000 ordinary shares, 10,000,000 non-cumulative preference shares of £0.01 each, 8,550,000 non-cumulative preference shares of US$0.01 each and 10,000,000 non-cumulative preference shares of €0.01 each.

Other than as described in paragraphs 1 to 6 and 8 to 11 above, the Directors did not allot any shares during 2006.

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

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m

Securities sold under agreements to repurchase
Outstanding at 31 December	97,139	75,745	43,726
Average amount outstanding during the year	102,715	74,143	46,229
Maximum quarter-end balance outstanding during the year	109,689	78,590	53,188
Weighted average interest rate during the year	4.3%	3.6%	2.7%
Weighted average interest rate at the year-end	4.6%	4.0%	2.9%

Short term bonds
Outstanding at 31 December	37,906	40,642	36,085
Average amount outstanding during the year	37,729	31,908	29,238
Maximum quarter-end balance outstanding during the year	38,907	40,642	36,085
Weighted average interest rate during the year	5.1%	4.6%	2.8%
Weighted average interest	4.8%	3.7%	2.5%

Contractual obligations

The table below provides details of HSBC’s material contractual obligations as at 31 December 2006.

	Payments due by period

		Less than		More than
	Total	1 year	1–5 years	5 years
	US$m	US$m	US$m	US$m

Long-term debt obligations	295,334	94,334	120,642	80,358
Term deposits and certificates of deposit	209,339	188,520	20,819	–
Capital (finance) lease obligations	707	41	21	645
Operating lease obligations	4,308	799	2,311	1,198
Purchase obligations	1,259	611	648	–
Short positions in debt securities and equity shares	71,287	55,289	5,948	10,050
Pension obligations	9,613	1,153	2,272	6,188

	591,847	340,747	152,661	98,439

Back to Contents

Loan maturity and interest sensitivity analysis

At 31 December 2006, the geographical analysis of loan maturity and interest sensitivity by loan type on a contractual repayment basis was as follows:

			Rest
		Hong	of Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Maturity of 1 year or less
Loans and advances to banks	74,381	50,306	26,913	17,673	9,974	179,247

Commercial loans to customers
Commercial, industrial and international trade	67,619	12,560	20,839	4,098	6,378	111,494
Real estate and other property related	17,021	6,442	4,210	7,309	1,128	36,110
Non-bank financial institutions	35,616	1,221	2,071	11,105	1,095	51,108
Governments	1,256	265	1,114	115	486	3,236
Other commercial	37,976	2,059	5,220	8,025	2,371	55,651

	159,488	22,547	33,454	30,652	11,458	257,599
Hong Kong Government Home Ownership Scheme	–	451	–	–	–	451
Residential mortgages and other personal loans	37,027	10,791	11,107	49,495	7,298	115,718

Loans and advances to customers	196,515	33,789	44,561	80,147	18,756	373,768

	270,896	84,095	71,474	97,820	28,730	553,015

Maturity after 1 year but within 5 years
Loans and advances to banks	2,066	53	250	166	135	2,670

Commercial loans to customers
Commercial, industrial and international trade	19,472	3,992	3,867	5,662	2,916	35,909
Real estate and other property related	11,402	9,034	3,875	7,867	798	32,976
Non-bank financial institutions	3,384	348	797	932	486	5,947
Governments	408	286	491	81	2,548	3,814
Other commercial	9,609	2,629	2,542	2,070	1,238	18,088

	44,275	16,289	11,572	16,612	7,986	96,734
Hong Kong Government Home Ownership Scheme	–	1,410	–	–	–	1,410
Residential mortgages and other personal loans	42,271	7,088	8,255	54,970	4,088	116,672

Loans and advances to customers	86,546	24,787	19,827	71,582	12,074	214,816

	88,612	24,840	20,077	71,748	12,209	217,486

Interest rate sensitivity of loans and advances to
banks and commercial loans to customers:
Fixed interest rate	10,142	79	2,195	3,299	4,036	19,751
Variable interest rate	36,199	16,263	9,627	13,479	4,085	79,653

	46,341	16,342	11,822	16,778	8,121	99,404

Maturity after 5 years
Loans and advances to banks	390	–	354	26	2,525	3,295

Commercial loans to customers
Commercial, industrial and international trade	11,936	293	490	1,244	743	14,706
Real estate and other property related	9,848	3,928	908	3,537	224	18,445
Non-bank financial institutions	1,055	763	58	221	52	2,149
Governments	696	–	311	24	909	1,940
Other commercial	10,129	1,688	929	733	513	13,992

	33,664	6,672	2,696	5,759	2,441	51,232
Hong Kong Government Home Ownership Scheme	–	2,217	–	–	–	2,217
Residential mortgages and other personal loans .	79,450	17,182	11,391	127,746	3,909	239,678

Loans and advances to customers	113,114	26,071	14,087	133,505	6,350	293,127

	113,504	26,071	14,441	133,531	8,875	296,422

Interest rate sensitivity of loans and advances to banks and commercial loans to customers
Fixed interest rate	8,925	30	1,078	1,301	857	12,191
Variable interest rate	25,129	6,641	1,972	4,484	4,109	42,335

	34,054	6,671	3,050	5,785	4,966	54,526

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Deposits

Deposits

The following tables analyse the average amount of bank deposits, customer deposits and certificates of deposit (‘CDs’) and other money market instruments (which are included within ‘debt securities in issue’ in the balance sheet), together with the average interest rates paid thereon for each of the past three years. The geographical analysis of average deposits is based on the location of the office in which the deposits are recorded and excludes balances with HSBC companies. The ‘Other’ category includes securities sold under agreements to repurchase.

	Year ended 31 December

	2006		2005		2004

	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate
	US$m	%	US$m	%	US$m	%
Deposits by banks
Europe
Demand and other – non-interest bearing	9,814	–	14,252	–	14,746	–
Demand – interest bearing	8,368	3.7	9,418	2.9	9,237	1.5
Time	27,447	4.0	28,021	3.0	22,029	2.8
Other	23,396	3.5	16,111	3.6	22,870	2.5

	69,025		67,802		68,882

Hong Kong
Demand and other – non-interest bearing	1,031	–	2,054	–	1,752	–
Demand – interest bearing	2,428	4.6	3,104	3.5	2,484	1.2
Time	2,016	4.3	2,012	3.2	1,016	1.6
Other	362	3.3	218	2.3	416	1.7

	5,837		7,388		5,668

Rest of Asia-Pacific
Demand and other – non-interest bearing	1,618	–	2,164	–	1,641	–
Demand – interest bearing	1,960	2.4	1,442	1.9	1,013	2.3
Time	3,645	4.8	4,375	4.3	4,410	3.1
Other	2,157	4.5	761	5.4	1,146	2.7

	9,380		8,742		8,210

North America
Demand and other – non-interest bearing	767	–	1,334	–	1,670	–
Demand – interest bearing	3,033	5.3	3,647	3.6	3,025	1.4
Time	3,543	5.4	2,406	6.0	1,861	3.0
Other	699	5.6	38	5.3	4,436	1.8

	8,042		7,425		10,992

Latin America
Demand and other – non-interest bearing	702	–	49	–	291	–
Demand – interest bearing	96	6.3	117	7.7	221	5.4
Time	1,732	5.5	1,810	6.4	1,553	4.1
Other	683	9.4	1,075	8.9	747	5.6

	3,213		3,051		2,812

Total
Demand and other – non-interest bearing	13,932	–	19,853	–	20,100	–
Demand – interest bearing	15,885	4.5	17,728	3.1	15,980	1.5
Time	38,383	4.5	38,624	3.5	30,869	2.9
Other	27,297	3.9	18,203	4.1	29,615	2.4

	95,497		94,408		96,564

Back to Contents

	Year ended 31 December

	2006		2005		2004

	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate
	US$m	%	US$m	%	US$m	%
Customer accounts
Europe
Demand and other – non-interest bearing	33,000	–	28,501	–	37,184	–
Demand – interest bearing	173,150	2.7	146,484	2.4	128,249	2.0
Savings	50,525	3.9	46,248	3.3	37,846	2.5
Time	59,374	4.2	48,201	3.9	47,941	3.1
Other	9,249	4.1	10,967	2.7	15,167	2.2

	325,298		280,401		266,387

Hong Kong
Demand and other – non-interest bearing	12,362	–	13,365	–	13,508	–
Demand – interest bearing	88,754	2.4	91,723	0.9	94,629	0.1
Savings	58,883	3.8	50,281	2.4	46,817	1.0
Time	20,454	3.6	14,054	2.7	12,015	1.6
Other	51	3.9	15	6.7	106	4.7

	181,153		169,438		167,075

Rest of Asia-Pacific
Demand and other – non-interestbearing	13,107	–	11,825	–	8,592	–
Demand – interest bearing	29,816	2.1	27,721	1.7	24,480	1.2
Savings	42,153	4.3	31,584	3.3	27,171	2.9
Time	10,246	4.5	10,484	3.5	7,597	2.1
Other	2,233	3.5	1,895	3.9	2,866	1.2

	97,555		83,509		70,706

North America
Demand and other – non-interest bearing	13,662	–	13,627	–	18,735
Demand – interest bearing	14,406	2.9	11,723	1.9	10,730	1.1
Savings	65,216	2.8	52,458	1.6	51,780	1.3
Time	21,124	5.4	21,759	3.6	12,267	2.1
Other	3,339	2.0	2,549	4.5	13,119	1.6

	117,747		102,116		106,631

Latin America
Demand and other – non-interest bearing	7,995	–	5,583	–	4,201	–
Demand – interest bearing	5,438	1.6	6,341	1.2	5,973	1.1
Savings	16,512	11.3	10,980	15.2	7,115	11.5
Time	7,665	5.9	2,529	5.6	1,973	3.6
Other	2,145	13.4	1,429	17.5	4,281	7.4

	39,757		26,862		23,543

Total
Demand and other – non-interest bearing	80,126	–	72,901	–	82,220	–
Demand – interest bearing	311,564	2.6	283,992	1.8	264,061	1.2
Savings	233,289	4.1	191,551	3.3	170,729	2.2
Time	118,863	4.5	97,027	3.7	81,793	2.6
Other	17,666	4.6	16,855	4.4	35,539	2.5

	761,510		662,326		634,342

CDs and other money market instruments
Europe	48,238	4.2	27,778	5.8	24,684	2.6
Hong Kong	1,191	3.5	1,599	3.1	10,031	3.3
Rest of Asia-Pacific	6,621	5.6	7,467	6.2	6,804	4.4
North America	23,472	4.6	19,566	3.1	17,224	1.8
Latin America	318	10.7	4,657	6.4	3,668	4.1

	79,840	4.5	61,067	5.0	62,411	2.9

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Certificates of deposit and other time deposits / Off-balance sheet arrangements

Certificates of deposit and other time deposits

At 31 December 2006, the maturity analysis of certificates of deposit and other wholesale time deposits, by remaining maturity, was as follows:

		After	After
		3 months	6 months
	3 months	but within	but within	After
	or less	6 months	12 months	12 months	Total
	US$m	US$m	US$m	US$m	US$m
Europe
Certificates of deposit	16,471	1,721	170	–	18,362
Time deposits:
– banks	26,492	3,089	1,611	3,227	34,419
– customers	58,703	3,684	1,625	3,776	67,788

	101,666	8,494	3,406	7,003	120,569

Hong Kong
Certificates of deposit	608	738	1,999	6,701	10,046
Time deposits:
– banks	1,312	88	64	34	1,498
– customers	15,337	300	293	1,227	17,157

	17,257	1,126	2,356	7,962	28,701

Rest of Asia-Pacific
Certificates of deposit	3,916	986	855	299	6,056
Time deposits:
– banks	3,610	1,165	109	191	5,075
– customers	9,677	490	223	1,800	12,190

	17,203	2,641	1,187	2,290	23,321

North America
Certificates of deposit	–	–	–	–	–
Time deposits:
– banks	3,792	255	345	–	4,392
– customers	12,152	1,317	1,709	1,669	16,847

	15,944	1,572	2,054	1,669	21,239

Latin America
Certificates of deposit	–	–	–	389	389
Time deposits:
– banks	1,884	492	321	817	3,514
– customers	9,282	546	1,089	689	11,606

	11,166	1,038	1,410	1,895	15,509

Total
Certificates of deposit	20,995	3,445	3,024	7,389	34,853
Time deposits:
– banks	37,090	5,089	2,450	4,269	48,898
– customers	105,151	6,337	4,939	9,161	125,588

	163,236	14,871	10,413	20,819	209,339

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

(i)	Financial guarantees, letters of credit and similar undertakings

Note 41 on the Financial Statements on page 396 describes various types of guarantees and discloses the maximum potential future payments under such arrangements. Credit risk associated with all forms of guarantees is assessed in the same manner as for on-balance sheet credit advances and, where necessary, provisions for assessed impairment are included in ‘Other provisions’.

(ii)	Commitments to lend

Undrawn credit lines are disclosed in Note 41 on the Financial Statements on page 396. The majority by value of undrawn credit lines arise from ‘open to buy’ lines on personal credit cards, cheques issued to potential customers offering them a pre-approved loan, advised overdraft limits, and mortgage offers awaiting customer acceptance. HSBC generally has the right to change or terminate any conditions of a personal customer’s overdraft, credit card or other credit line upon notification to the customer. In respect of corporate commitments to lend, in most contracts HSBC’s position will be protected through restrictions on access to funding in the event of material adverse change.

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

Credit derivatives are also used for the management of credit risk in the Group’s loan portfolio. HSBC’s use of credit derivatives in this manner is not significant, however.The following table presents the notional amounts of credit derivatives protection bought and sold by HSBC:

	At 31 December

	2006	2005
	US$m	US$m
Notional amount of protection bought	540,229	249,347
Notional amount of protection sold	569,599	262,393

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

(iv)	Special purpose and variable interest entities

HSBC predominantly uses special purpose entities (‘SPEs’) or variable interest entities (‘VIEs’) to securitise loans and advances it has originated where this source of funding is cost effective. Such loans and advances generally remain on the balance sheet under IFRSs.

HSBC also administers SPEs that have been established for the purpose of providing alternative sources of financing to HSBC’s customers. Such arrangements also enable HSBC to provide tailored investment opportunities for investors. These SPEs, commonly referred to as asset-backed or multi-seller conduits, purchase interests in a diversified pool of receivables from customers or in the market using finance provided by a third party. The cash flows received by SPEs on pools of receivables are used to service the finance provided by

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Off balance sheet arrangements / Regulation and supervision investors. HSBC administers this arrangement, which facilitates diversification of funding sources and the tranching of credit risk. HSBC also typically provides part of the liquidity facilities to the entities, together with secondary credit enhancement.

HSBC also has relationships with SPEs which offer management of investment funds, provide finance to public and private sector infrastructure projects, and facilitate capital funding through the issue of preference shares via partnerships.
.
All SPEs used by HSBC are authorised centrally upon initial establishment to ensure appropriate purpose and governance. The activities of SPEs administered by HSBC are closely monitored by senior management. The use of SPEs is not a significant part of HSBC’s activities and HSBC is not reliant on the use of SPEs for any material part of its business operations or profitability. For a further discussion of HSBC’s involvement with SPEs and the accounting treatments under IFRSs and US GAAP, see Note 47(j) on the Financial Statements on page 429.

Disclosure controls

The Group Chairman and Group Finance Director, with the assistance of other members of management, carried out an evaluation of the effectiveness of the design and operation of HSBC Holdings’ disclosure controls and procedures as of 31 December 2006. Based upon that evaluation, the Group Chairman and Group Finance Director concluded that HSBC’s disclosure controls and procedures as of 31 December 2006 were effective to provide reasonable assurance that information required to be disclosed in the reports which the company files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There has been no change in HSBC Holdings’ internal control over financial reporting during the year ended 31 December 2006 that has materially affected, or is reasonably likely to materially affect, HSBC Holdings’ internal control over financial reporting.

Management’s assessment of internal controls

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting, and has completed an assessment of the effectiveness of the Group’s internal control over financial reporting as of 31 December 2006. In making the assessment, management used the framework for Director’s internal control evaluation contained within the Combined Code (‘The Revised Turnbull Guidance’), as well as the criteria established by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in ‘Internal Control-Integrated Framework’.

Based on the assessment performed, management concluded that as at 31 December 2006, the Group’s internal control over financial reporting was effective.

KPMG Audit Plc, which has audited the consolidated financial statements of the Group for the year ended 31 December 2006, has also audited management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States).

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk

Regulation and supervision

1	Unaudited.
2	Audited.
3	Audited where indicated.
Regulation and supervision

(Unaudited)

With listings of its ordinary shares in London, Hong Kong, New York, Paris and Bermuda, HSBC Holdings complies with the relevant requirements for listing and trading on each of these exchanges. In the UK, these are the Listing Rules of the Financial Services Authority (‘FSA’); in Hong Kong, The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; in the US, where the shares are traded in the form of ADSs, HSBC Holdings’ shares are registered with the US Securities and Exchange Commission. As a consequence of its US listing, HSBC Holdings is also subject to the reporting and other requirements of the US Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange’s Listed Company Manual, in each case as applied to foreign private issuers. In France and Bermuda, HSBC Holdings is subject to the listing rules of Euronext, Paris and the Bermuda Stock Exchange applicable to companies with secondary listings.

     A statement of HSBC’s compliance with the code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council and with the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in the ‘Report of the Directors: Governance’ on page 248.

     HSBC’s operations throughout the world are regulated and supervised by approximately 510 different central banks and regulatory authorities in those jurisdictions in which HSBC has offices, branches or subsidiaries. These authorities impose a variety of requirements and controls designed to improve financial stability and the transparency of financial markets and their contribution to economic growth. These regulations and controls cover, inter alia, capital adequacy, depositor protection, market liquidity, governance standards, customer protection (for example, fair lending practices, product design, and marketing and documentation standards), and social responsibility obligations (for example, anti-money laundering and anti-terrorist financing measures). In addition, a number of countries in which HSBC operates impose rules that affect, or place limitations on, foreign or foreign-owned or controlled banks and financial institutions. The rules include restrictions on the opening of local offices, branches or subsidiaries and the types of banking and non-banking activities that may be conducted by those local offices, branches or subsidiaries; restrictions on the acquisition of local banks or

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Regulation and supervision

regulations requiring a specified percentage of local ownership; and restrictions on investment and other financial flows entering or leaving the country. The supervisory and regulatory regimes of the countries where HSBC operates will determine to some degree HSBC’s ability to expand into new markets, the services and products that HSBC will be able to offer in those markets and how HSBC structures specific operations.

     The FSA supervises HSBC on a consolidated basis. In addition, each operating bank, finance company or insurance operation within HSBC is regulated by local supervisors. The primary regulatory authorities are those in the UK, Hong Kong and the US, the Group’s principal areas of operation.

     In June 2004, the Basel Committee on Banking Supervision introduced a new capital adequacy framework to replace the 1988 Basel Capital Accord in the form of a final Accord (commonly known as ‘Basel II’). Details of the EU’s implementation of Basel II and how this will affect HSBC are set out on page 244.

UK regulation and supervision

UK banking and financial services institutions are subject to multiple regulations. The primary UK statute is the Financial Services and Markets Act 2000 (‘FSMA’). Other UK primary and secondary banking legislation is derived from EU directives relating to banking, securities, insurance investment and sales of personal financial services.

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

     FSA rules establish the minimum criteria for authorisation for banks and financial services businesses in the UK. They also set out reporting (and, as applicable, consent) requirements with regard to large individual exposures and large exposures to related borrowers. In its capacity as supervisor of HSBC on a consolidated basis, the FSA receives information on the capital adequacy of, and sets requirements for, HSBC as a whole. Further details on capital measurement are included in ‘Capital Management’ on pages 243 to 247. The FSA’s approach to capital requirements for UK insurers is to require minimum capital to be calculated on two bases. First, firms must calculate their liabilities on a prudent basis and add a statutory solvency margin (Pillar 1). Secondly, firms must calculate their liabilities on a realistic basis then add to this their own calculation of risk-based capital. The sum of realistic reserves and risk-based capital (Pillar 2) is agreed with the FSA. Insurers are required to maintain capital equal to the higher of Pillars 1 and 2. The FSA has the right to object, on prudential grounds, to persons who hold, or intend to hold, 10 per cent or more of the voting power of a financial institution.

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

     UK depositors and investors are covered by the Financial Services Compensation Scheme, which deals with deposits with authorised institutions in the UK, investment business and contracts of insurance. Institutions authorised to accept deposits and conduct investment business are required to contribute to the funding of the scheme. In the event of the insolvency of an authorised institution, depositors are entitled to receive 100 per cent of the first £2,000 (US$3,927) of a claim plus 90 per cent of any further amount up to £33,000 (US$64,794) (the maximum amount payable being £31,700 (US$62,241)). Payments under the scheme in respect of investment business compensation are limited to 100 per cent of the first £30,000 (US$58,903) of a claim plus 90 per cent of any further amount up to £20,000 (US$39,269) (the maximum amount payable being £48,000 (US$94,246)). In addition, the Financial Services Compensation Scheme has been extended to cover mortgage advice and arranging, certain long term and general insurance products, and the provision of general advice and

Back to Contents

arranging services. Differing levels of compensation limits apply to each of these additional areas.

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

Hong Kong regulation and supervision

Banking in Hong Kong is subject to the provisions of the Banking Ordinance (the ‘Banking Ordinance’), and to the powers, functions and duties ascribed by the Banking Ordinance to the Hong Kong Monetary Authority (the ‘HKMA’). The principal function of the HKMA is to promote the general stability and effective working of the banking system in Hong Kong. The HKMA is responsible for supervising compliance with the provisions of the Banking Ordinance. The Banking Ordinance gives power to the Chief Executive of Hong Kong to give directions to the HKMA and the Financial Secretary with respect to the exercise of their respective functions under the Banking Ordinance.

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

     The HKMA, which may deny the acquisition of voting power of over 10 per cent in a bank, and may attach conditions to its approval thereof, can effectively control changes in the ownership and control of Hong Kong-incorporated financial institutions. In addition, the HKMA has the power to divest controlling interests in a bank from persons if they are no longer deemed to be fit and proper, if they may otherwise threaten the interests of depositors or potential depositors, or if they have contravened any conditions specified by the HKMA. The HKMA may revoke authorisation in the event of an institution’s non-compliance with the provisions of the Banking Ordinance. These provisions require, among other things, the furnishing of accurate reports.

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

     Hong Kong fully implemented the capital adequacy standards established by the 1988 Basel Capital Accord. The Banking Ordinance currently provides that banks incorporated in Hong Kong maintain a capital adequacy ratio (calculated as the ratio, expressed as a percentage, of the bank’s capital base to its risk-weighted exposure) of at least 8 per cent. For banks with subsidiaries, the HKMA is empowered to require that the ratio be calculated on a consolidated basis, or on both consolidated and unconsolidated bases. If circumstances require, the HKMA is empowered to increase the minimum capital adequacy ratio (to up to 16 per cent), after consultation with the bank.

     A deposit protection scheme came into force during 2006 pursuant to the Deposit Protection Scheme Ordinance. The Scheme only covers standard deposits held with licensed banks in Hong Kong subject to a maximum of HK$100,000 (US$12,860).

     The marketing of, dealing in and provision of advice and asset management services in relation to securities in Hong Kong are subject to the provisions of the Securities and Futures Ordinance of Hong

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Regulation and supervision

Kong (the ‘Securities and Futures Ordinance’). Entities engaging in activities regulated by the Securities and Futures Ordinance are required to be licensed. The HKMA is the primary regulator for banks involved in the securities business, while the Securities and Futures Commission is the regulator for non-banking entities.

     In Hong Kong, insurance business is regulated under the Insurance Companies Ordinance and by the Insurance Authority of Hong Kong (‘IA’). The IA is responsible for the licensing of insurers and insurance brokers, although insurance business can also be licensed by the Confederation of Insurance Brokers (the ‘CIB’). Separately, insurance agents are licensed by the Hong Kong Federation of Insurers (the ‘HKFI’). Both the HKFI and the CIB have enacted Codes of Conduct for insurance agents and brokers respectively and can impose sanctions for misbehaviour or breach.

     HSBC Insurance (Asia-Pacific) Holdings Limited (‘INAH’) is licensed by the IA as an insurer. The Hongkong and Shanghai Banking Corporation, which is authorised by the HKFI, acts as an agent for INAH, and HSBC Insurance Brokers (Asia-Pacific) Limited act as insurance brokers licensed by the CIB.

US regulation and supervision

HSBC is subject to extensive federal and state supervision and regulation in the US. Banking laws and regulations of the Federal Reserve Board, the Office of the Comptroller of the Currency (‘OCC’) and the Federal Deposit Insurance Corporation (‘FDIC’) govern many aspects of HSBC’s US business.

     HSBC and its US operations are subject to supervision, regulation and examination by the Federal Reserve Board because HSBC is a ‘bank holding company’ under the US Bank Holding Company Act of 1956 (the ‘BHCA’). HSBC and HSBC North America Holdings Inc. (‘HNAH’), formed to hold all of its North American operations, are ‘bank holding companies’ by virtue of their ownership and control of HSBC Bank USA, N.A. (‘HSBC Bank USA’), HSBC National Bank USA (‘HSBC Bank Maryland’), and HSBC Trust Company (Delaware), N.A. (‘HSBC Bank Delaware’). These three banks are nationally chartered commercial banks and members of the Federal Reserve System. HSBC Bank Maryland is a new bank that opened for business on 30 October 2006. HSBC Bank Delaware opened on 1 July 2005, as an institution limited totrust activities.On 24 November 2006, having received federal deposit insurance, it expanded to become a full-service commercial bank. HSBC also owns HSBC Bank Nevada, N.A. (‘HSBC Bank Nevada’), a nationally chartered bank limited to credit card activities which is also a member of the Federal Reserve System. These four banks are subject to regulation, supervision and examination by the OCC and, as their deposits are insured by the FDIC, they are subject to relevant FDIC regulation. Both HSBC and HNAH are registered as financial holding companies (‘FHCs’) under the BHCA, enabling them to offer a broad range of financial products and services through their subsidiaries. HSBC’s and HNAH’s ability to engage in expanded financial activities as FHCs depend upon HSBC and HNAH continuing to meet certain criteria set forth in the BHCA, including requirements that their US depository institution subsidiaries, HSBC Bank USA, HSBC Bank Maryland, HSBC Bank Nevada and HSBC Bank Delaware, be ‘well capitalised’ and ‘well managed’, and that such institutions have achieved at least a satisfactory record in meeting community credit needs during their most recent examinations pursuant to the Community Reinvestment Act. These requirements also apply to Wells Fargo HSBC Trade Bank, N.A., in which HSBC and HNAH have a 20 per cent voting interest in equity capital and a 40 per cent economic interest. Each of these depository institutions achieved at least the required rating during their most recent examinations. At 31 December 2006, HSBC Bank USA, HSBC Bank Maryland, HSBC Bank Nevada, HSBC Bank Delaware and Wells Fargo HSBC Trade Bank, N.A. were each well capitalised and well managed under Federal Reserve Board regulations.

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

     HSBC and HNAH are generally prohibited under the BHCA from acquiring, directly or indirectly, ownership or control of more than 5 per cent of any class of voting shares of, or substantially all the assets of, or exercising control over, any US bank, bank holding company or many other types of depository institutions and/or their holding companies without the prior approval of the Federal

Back to Contents

Reserve Board and potentially other US banking regulatory agencies.

     The Gramm-Leach-Bliley Act of 1999 (‘GLBA’) and the regulations issued thereunder contain a number of other provisions that could affect HSBC’s operations and the operations of all financial institutions. One such provision relates to the financial privacy of consumers. In addition, the so-called ‘push-out’ provisions of GLBA narrow the exclusion of banks (including HSBC Bank USA, N.A. from the definitions of ‘broker’ and ‘dealer’ under the Exchange Act of 1934, as amended (‘Exchange Act’). The SEC has granted a series of temporary exemptions to delay the required implementation of these push-out provisions. The narrowed ‘dealer’ definition took effect in September 2003, and the narrowed ‘broker’ definition is currently expected to take effect no earlier than July 2007. As a result, it is likely that certain securities activities currently conducted by HSBC Bank USA will need to be restructured or transferred to one or more US-registered broker-dealer affiliates.

     The US is party to the 1988 Basel Capital Accord, and US banking regulatory authorities have adopted risk-based capital requirements for US banks and bank holding companies that are generally consistent with the Accord. In addition, US regulatory authorities have adopted ‘leverage’ capital requirements that generally require US banks and bank holding companies to maintain a minimum amount of capital in relation to their balance sheet assets (measured on a non-risk-weighted basis).

     The Federal Deposit Insurance Corporation Improvement Act of 1991 provides for extensive regulation of insured depository institutions (such as HSBC Bank USA, HSBC Bank Maryland, HSBC Bank Delaware, HSBC Bank Nevada and Wells Fargo HSBC Trade Bank, N.A.), including requiring federal banking regulators to take ‘prompt corrective action’ with respect to FDIC-insured banks that do not meet minimum capital requirements.

     HSBC Bank USA, HSBC Bank Maryland, HSBC Bank Delaware, HSBC Bank Nevada and Wells Fargo HSBC Trade Bank, N.A., like other FDIC-insured banks, may be required to pay assessments to the FDIC for deposit insurance under the FDIC’s Bank Insurance Fund. Under the FDIC’s risk-based system for setting deposit insurance assessments, an institution’s assessments vary according to the level of capital an institution holds, its deposit levels and other factors.

     The USA Patriot Act (‘Patriot Act’) imposes significant record keeping and customer identity requirements, expands the US federal government’s powers to freeze or confiscate assets and increases the available penalties that may be assessed against financial institutions for failure to comply with obligations imposed on such institutions to detect, prevent and report money laundering and terrorist financing. Pursuant to the Patriot Act, final regulations are in effect which impose anti-money laundering compliance obligations on financial institutions (a term which, for this purpose, includes insured US depository institutions, US branches and agencies of foreign banks, US broker-dealers and numerous other entities). Many of the anti-money laundering compliance requirements imposed by the Patriot Act and these implementing regulations are generally consistent with the anti-money laundering compliance obligations existing for banks prior to the Patriot Act. These include requirements to adopt and implement an anti-money laundering programme, report suspicious transactions and implement due diligence procedures for certain correspondent and private banking accounts. Certain other specific requirements of the Patriot Act were new compliance obligations. The passage of the Patriot Act and other recent events have resulted in heightened scrutiny of the Bank Secrecy Act and anti-money laundering compliance by federal and state bank examiners.

     If HSBC were to fail to maintain and implement adequate programmes to combat money laundering and terrorist financing and to comply with economic sanctions, or was found to be in breach of relevant laws and regulations, including by failing to observe economic sanctions, serious legal and reputational consequences for the Group could arise.

     HSBC takes its obligations to prevent money laundering and terrorist financing very seriously. HSBC has policies, procedures and training intended to ensure that its employees know and understand HSBC’s criteria for when a client relationship or business should be evaluated as higher risk. As part of its continuing evaluation of risk, HSBC monitors activities relating to Cuba, Iran, Myanmar, North Korea, Sudan and Syria. HSBC’s business activities include correspondent banking services to banks located in some of these countries and private banking services for nationals of, and clients domiciled in, some of the above countries. The Group has a small representative office in Tehran, Iran.

     The US State Department has designated such countries as state sponsors of terrorism, and US law generally prohibits US persons from doing business with such countries. HSBC is aware of initiatives by governmental entities and institutions in the US to adopt rules, regulations or policies prohibiting

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Regulation and supervision / Risk management / Credit risk

transactions with or investments in entities doing business with such countries. HSBC does not believe its business activities with counterparties in, or directly relating to, such countries are material to its business, and such activities represented a very small part of total assets as of 31 December 2006 and total revenues for the year ended 31 December 2006.

     HSBC’s US insurance agency and underwriting operations are subject to regulatory supervision under the laws of the states in which they operate. Insurance laws and regulations vary from state to state but generally require forms and rates to be filed with, and approved by, the state insurance departments, and cover licensing of insurance companies; corporate governance; premiums and loss rates; dividend restrictions; types of insurance that may be sold; underwriting processes; permissible investments; reserve requirements; and insurance advertising and marketing practices. Each HSBC US insurance subsidiary undergoes periodic market conduct and financial examinations by the relevant state insurance departments, and HSBC’s insurance agencies and agents are subject to state licensing and registration requirements. Additionally, with respect to credit insurance, because it is sold in connection with a loan, state loan laws often contain requirements related to offering, cancelling and refunding credit insurance. Although insurance is not generally regulated by the federal government, certain federal regulations related to lending disclosures apply to the sale and cancellation of credit insurance.

     HSBC’s US consumer finance operations are subject to extensive state-by-state regulation in the US, and to laws relating to consumer protection (both in general, and in respect of ‘sub-prime’ lending operations, which have been subject to enhanced regulatory scrutiny); discrimination in extending credit; use of credit reports; privacy matters; disclosure of credit terms; and correction of billing errors. They also are subject to regulations and legislation that limit operations in certain jurisdictions. For example, limitations may be placed on the amount of interest or fees that a loan may bear, the amount that may be borrowed, the types of actions that may be taken to collect or foreclose upon delinquent loans or the information about a customer that may be shared. HSBC’s US consumer finance branch lending offices are generally licensed in those jurisdictions in which they operate. Such licences have limited terms but are renewable, and are revocable for cause. Failure to comply with applicable laws and regulations may limit the ability of these licensed lenders to collect or enforce loan agreements made with consumers and may cause the consumer finance lending subsidiary and/or its control person to be liable for damages and penalties.

     HSBC’s US credit insurance operations are subject to regulatory supervision under the laws of the states in which they operate. Regulations vary from state to state but generally cover licensing of insurance companies; premiums and loss rates; dividend restrictions; types of insurance that may be sold; permissible investments; policy reserve requirements; and insurance marketing practices.

     Certain US source payments to foreign persons may be subject to US withholding tax unless the foreign person is a ‘qualified intermediary’. A qualified intermediary is a financial intermediary which is qualified under the US Internal Revenue Code of 1986 and has completed the Qualified Intermediary Withholding Agreement with the Internal Revenue Service. Various HSBC operations outside the US are qualified intermediaries.

Risk management

(Unaudited)

All HSBC’s activities involve analysis, evaluation, acceptance and management of some degree of risk or combination of risks. The most important types of risk are credit risk (which includes country and cross-border risk), liquidity risk, market risk, residual value risk, reputational risk, operational risk, pension risk, insurance risk and sustainability (environmental or social) risks. Market risk includes foreign exchange, interest rate and equity price risk.

     HSBC’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date administrative and information systems. HSBC regularly reviews its risk management policies and systems to reflect changes in markets, products and emerging best practice. Individual responsibility and accountability, instilled through training, are designed to deliver a disciplined, conservative and constructive culture of risk management and control.

     The Group Management Board formulates high level Group risk management policy under authority delegated by the Board of Directors. A separately convened Risk Management Meeting of the Group Management Board monitors risk and receives reports which allow it to review the effectiveness of HSBC’s risk management policies.

     The management of all risks that are significant to HSBC is discussed below. Given the distinct characteristics of the Group’s insurance businesses

Back to Contents

the management of their credit, liquidity and market risk along with insurance risk, is discussed separately in ‘Risk management of insurance operations’ section.

Credit risk

Credit risk management
(Audited)

Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from lending, trade finance, treasury and leasing business. Credit risk also arises when issuers of debt securities are downgraded and, as a result, the value of HSBC’s holdings of assets falls. HSBC has standards, policies and procedures dedicated to controlling and monitoring risk from all such activities.

     Within Group Head Office, a specialised function, Group Credit and Risk, is mandated to provide high-level centralised management of credit risk for HSBC worldwide. Group Credit and Risk is headed by a Group General Manager who reports to the Group Chief Executive. Its responsibilities include the following:

•	Formulating Group credit policies and monitoring compliance with them. These policies are embodied in the HSBC standards with which all HSBC’s operating companies are required to comply, and consistent with which they must formulate and record in instruction manuals their detailed credit policies and procedures.

•	Issuing policy guidelines to HSBC’s operating companies on the Group’s attitude toward, and appetite for, credit risk exposure to specified market sectors, activities and banking products. Each HSBC operating company and major business unit is required to base its own lending guidelines on HSBC’s standards, to regularly update them and disseminate them to its credit and lending executives. Group Credit and Risk controls HSBC’s exposures to the automotive and hedge fund sectors, and closely monitors exposures to others such as real estate and securities houses. When necessary, restrictions are imposed on new business or exposures in HSBC’s operating companies are capped.

•	Undertaking an independent review and objective assessment of risk. Group Credit and Risk assesses all commercial non-bank credit facilities and exposures – including those embedded in derivatives – that are originated, renewed or reviewed by HSBC’s operating companies in excess of designated limits, prior to the facilities being committed to customers or transactions being undertaken. Operating companies may not confirm credit approval without this concurrence.

•	Monitoring the performance and management of retail portfolios across the Group and reviewing whether any adverse trends are being managed appropriately by Group businesses.

•	Controlling centrally exposures to sovereign entities, banks and other financial institutions. HSBC’s credit and settlement risk limits to counterparties in these sectors are approved centrally and globally managed by a dedicated unit within Group Credit and Risk, to optimise the use of credit availability and avoid excessive risk concentration.

•	Managing exposures to debt securities by establishing controls in respect of the liquidity of securities held for trading purposes and setting issuer limits for securities not held for trading. Separate portfolio limits are established for asset-backed securities and similar instruments.

•	Maintaining HSBC’s policy on large credit exposures, controlling these to ensure that exposure to any individual counterparty or group of closely related counterparties, or to individual geographic areas or industry sectors, does not become excessive in relation to the Group’s capital base and is kept within internal and regulatory limits. The approach is designed to be more conservative than internationally accepted regulatory standards. A dedicated unit within Group Credit and Risk manages this process, and also monitors HSBC’s intra-Group exposures to ensure that they are maintained within regulatory limits. The FSA has announced changes to the regime for managing intra-Group exposures, which will operate by reference to a ‘UK Integrated Group’ and a ‘Wider Integrated Group’. HSBC is developing plans to adopt the new regime in accordance with the FSA’s transition timetable.

•	Controlling cross-border exposures, through the imposition of country limits with sub-limits by maturity and type of business. Country limits are determined by taking into account economic and political factors, and applying local business knowledge. Transactions with countries deemed to be high risk are considered case by case.

•	Maintaining and developing HSBC’s risk ratings in order to categorise exposures

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Credit risk management

meaningfully and facilitate focused management of the attendant risks. Historically, HSBC’s risk rating framework has consisted of a minimum of seven grades, taking into account the risk of default and the availability of security or other credit risk mitigation. A more sophisticated risk-rating framework for banks and other customers, based on default probability and loss estimates and comprising up to 22 categories, is now used in all major business units for the credit assessment of individually significant customers. It is increasingly being used for credit portfolio reporting at subsidiary level; work continues on integrating the framework into reporting structures to enable Board and external reporting on the new basis in 2008. This approach allows a more granular analysis of risk and trends. Rating methodology is based upon a wide range of financial analytics together with market data-based tools which are core inputs to the assessment of counterparty risk. Although automated risk-rating processes are increasingly in use, for the larger facilities ultimate responsibility for setting risk grades rests in each case with the final approving executive.

•	Reviewing the performance and effectiveness of operating companies’ credit approval processes. Regular reports are provided to Group Credit and Risk on the credit quality of local portfolios and corrective action is taken where necessary.

•	Reporting to senior executives on aspects of the HSBC credit risk portfolio. These executives, as well as the Risk Management Meeting, the Group Audit Committee and the Board of Directors of HSBC Holdings, receive a variety of regular reports covering:

	–	risk concentrations and exposure to market sectors;

	–	large customer group exposures;

	–	retail portfolio performance on a regional basis;

	–	specific segments of the portfolio, e.g. real estate, banks, and the automotive and hedge fund sectors, as well as ad hoc reviews;

	–	emerging market debt and impairment allowances;

	–	large impaired accounts and impairment allowances;

	–	country limits, cross-border exposures and impairment allowances; and

	–	causes of unexpected loss and lessons to be learned.

•	Managing and directing credit risk management systems initiatives. HSBC has a centralised database of large corporate, sovereign and bank facilities and is constructing a database covering all the Group’s credit assets. A systems-based credit application process for bank lending is operational throughout the Group and an electronic corporate credit application system is deployed in all of the Group’s major businesses.

•	Providing advice and guidance to HSBC’s operating companies in order to promote best practice throughout the Group on credit-related matters such as:

	–	regulatory developments;

	–	implementing environmental and social responsibility policies;

	–	risk modelling;

	–	collective impairment allowances;

	–	new products;

	–	training courses; and

	–	credit risk reporting.

•	Acting on behalf of HSBC Holdings as the primary interface, for credit-related issues, with external parties including the Bank of England, the FSA, rating agencies, corporate analysts, trade associations and counterparts in the world’s major banks and non-bank financial institutions.

     Each operating company is required to implement credit policies, procedures and lending guidelines which conform to HSBC Group standards, with credit approval authorities delegated from the Board of Directors of HSBC Holdings to the relevant Chief Executive Officer. In each major subsidiary, management includes a Chief Credit Officer or Chief Risk Officer who reports to the local Chief Executive Officer on credit-related issues and has a functional reporting line to the Group General Manager, Group Credit and Risk. Each operating company is responsible for the quality and performance of its credit portfolios and for monitoring and controlling all credit risks in its portfolios, including those subject to central approval by Group Credit and Risk. This includes managing its own risk concentrations by market sector, geography and product. Local systems are in place throughout the Group to enable operating companies to control and monitor exposures by customer and retail product segments.

Back to Contents

     Special attention is paid to problem loans. When appropriate, specialist units are established by HSBC’s operating companies to provide customers with support in order to help them avoid default wherever possible.

     Periodic risk-based audits of operating companies’ credit processes and portfolios are undertaken by HSBC’s Internal Audit function. Audits include a consideration of the completeness and adequacy of credit manuals and lending guidelines; an in-depth analysis of a representative sample of accounts; an overview of homogeneous portfolios of similar assets to assess the quality of the loan book and other exposures; a consideration of any oversight or review work performed by Credit and Risk functions; review of model validation procedures; review of management objectives and a check that Group and local standards and policies are adhered to in the granting and management of credit facilities. Individual accounts are reviewed on a sample basis to ensure that risk grades are appropriate, that credit and collection procedures have been properly followed and that, when an account or portfolio evidences deterioration, impairment allowances are raised in accordance with the Group’s established processes. Internal Audit discusses with management risk ratings it considers to be inappropriate; its subsequent recommendations for revised grades must then normally be adopted.

Collateral and other credit enhancements
(Audited)

Loans and advances

It is HSBC’s policy to establish that loans are within the customer’s capacity to repay, rather than to rely excessively on security. Depending on the customer’s standing and the type of product, facilities may be unsecured. Nevertheless, collateral can be an important mitigant of credit risk.

     When appropriate, operating companies are required to implement guidelines on the acceptability of specific classes of collateral or credit risk mitigation, and determine suitable valuation parameters. Such parameters are expected to be conservative, reviewed regularly and supported by empirical evidence. Security structures and legal covenants are required to be subject to regular review to ensure that they continue to fulfil their intended purpose and remain in line with local market practice. The principal collateral types are as follows:

•	in the personal sector, mortgages over residential properties;

•	in the commercial and industrial sector, charges
over business assets such as premises, stock and debtors;

•	in the commercial real estate sector, charges over the properties being financed;

•	in the financial sector, charges over financial instruments such as debt securities and equities in support of trading facilities; and

•	credit derivatives are also used to manage credit risk in the Group’s loan portfolio, but are not significant.

Other financial assets

Collateral held as security for financial assets other than loans and advances is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured with the exception of asset backed securities and similar instruments, which are secured by pools of financial assets.

     The ISDA Master Agreement is HSBC’s preferred agreement for documenting derivatives activity. It provides the contractual framework within which dealing activity across a full range of over-the-counter products is conducted, and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or other pre-agreed termination events occur. It is common, and HSBC’s preferred practice, for the parties to execute a Credit Support Annex (‘CSA’) in conjunction with the ISDA Master Agreement. Under a CSA, collateral is passed between the parties to mitigate the market-contingent counterparty risk inherent in the outstanding positions.

     Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each counterparty to cover the aggregate of all settlement risk arising from HSBC’s investment banking and markets transactions on any single day. Settlement risk on many transactions, particularly those involving securities and equities, is substantially mitigated when effected via assured payment systems, or on a delivery versus payment basis.

Credit quality of loans and advances
(Audited)

HSBC’s credit risk rating processes are designed to highlight exposures which require closer management attention because of their greater probability of default and potential loss. Risk ratings

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Credit risk management

are reviewed regularly and amendments, where necessary, are implemented promptly.

     The credit quality of unimpaired loans is assessed by reference to the Group’s standard credit rating system.

     Grades 1 and 2 include corporate facilities demonstrating financial condition, risk factors and capacity to repay that are good to excellent, residential mortgages with low to moderate loan to value ratios and other retail accounts which are maintained within product guidelines.

     Grade 3 represents satisfactory risk, and includes corporate facilities that require closer monitoring, mortgages with higher loan to value ratios, credit card exposures and other retail exposures which operate outside product guidelines without being impaired.

     Grades 4 and 5 include facilities that require varying degrees of special attention and all retail exposures that are progressively between 30 and 90 days past due.

     Grades 6 and 7 relate to impaired loans and advances.

Impaired loans and advances

For individually assessed accounts, loans are treated as impaired as soon as there is objective evidence that an impairment loss has been incurred. The criteria used by HSBC to determine that there is such objective evidence include, inter alia:

•	known cash flow difficulties experienced by the borrower;

•	overdue contractual payments of either principal or interest;

•	breach of loan covenants or conditions;

•	the probability that the borrower will enter bankruptcy or other financial realisation; and

•	a significant downgrading in credit rating by an external credit rating agency.

     For accounts in portfolios of homogeneous loans, impairment allowances are calculated on a collective basis, as set out below.

Impairment assessment
(Audited)

It is HSBC’s policy that each operating company make allowance for impaired loans promptly and on a consistent basis.

     Management regularly evaluates the adequacy of the established allowances for impaired loans by conducting a detailed review of the loan portfolio, comparing performance and delinquency statistics with historical trends and assessing the impact of current economic conditions.

     Two types of impairment allowance are in place: individually assessed and collectively assessed. These are discussed below.

Individually assessed impairment allowances

These are determined by evaluating the exposure to loss, case by case, on all individually significant accounts and all other accounts that do not qualify for the collective assessment approach outlined below. In determining allowances on individually assessed accounts, the following factors are considered:

•	HSBC’s aggregate exposure to the customer;

•	the viability of the customer’s business model and their capacity to trade successfully out of financial difficulties, generating sufficient cash flow to service debt obligations;

•	the ability of the borrower to obtain, and make payments in, the currency of the loan if not denominated in local currency;

•	the amount and timing of expected receipts and recoveries;

•	the extent of other creditors’ commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;

•	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

•	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

•	the likely dividend available on liquidation or bankruptcy;

•	the likely deduction of any costs involved in recovering amounts outstanding, and

•	when available, the secondary market price of the debt.

     Group policy requires the level of impairment allowances on individual facilities that are above materiality thresholds to be reviewed at least semi-annually, and more regularly when individual circumstances require. The review normally

Back to Contents

encompasses collateral held (including re-confirmation of its enforceability) and an assessment of actual and anticipated receipts. For significant commercial and corporate debts, specialised loan ‘work-out’ teams with experience in insolvency and specific market sectors are used to assess likely losses on significant individual exposures. Individually assessed impairment allowances are only reversed when the Group has reasonable and objective evidence of a reduction in the established loss estimate.

Collectively assessed impairment allowances

Impairment is assessed on a collective basis in two circumstances:

•	to cover losses which have been incurred but have not yet been identified on loans subject to individual assessment; and

•	for homogeneous groups of loans that are not considered individually significant.

Incurred but not yet identified impairment

Individually assessed loans for which no evidence of impairment has been specifically identified on an individual basis are grouped together according to their credit risk characteristics. A collective loan loss allowance is calculated to reflect impairment losses incurred at the balance sheet date which will only be individually identified in the future.

     The collective impairment allowance is determined having taken into account:

•	historical loss experience in portfolios of similar credit risk characteristics (for example, by industry sector, risk rating or product segment);

•	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an appropriate allowance against the individual loan; and

•	management’s experienced judgement as to whether current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience.

     The period between a loss occurring and its identification is estimated by local management for each identified portfolio. In general, the periods used vary between four and twelve months although, in exceptional cases, longer periods are warranted.

     The basis on which impairment allowances for incurred but not yet identified losses is established in each reporting entity is documented and reviewed by senior Group Credit and Risk management to ensure conformity with Group policy.

Homogeneous groups of loans

Two methodologies are used to calculate impairment allowances where large numbers of relatively low-value assets are managed using a portfolio approach, typically:

•	low-value, homogeneous small business accounts in certain countries or territories;

•	residential mortgages that have not been individually assessed;

•	credit cards and other unsecured consumer lending products; and

•	motor vehicle financing.

     When appropriate empirical information is available, the Group uses roll rate methodology. This employs a statistical analysis of historical trends of default and the amount of consequential loss, based on the delinquency of accounts within a portfolio of homogeneous accounts. Other historical data and current economic conditions are also evaluated when calculating the appropriate level of impairment allowance required to cover inherent loss. In certain highly developed markets, models also take into account behavioural and account management trends revealed in, for example, bankruptcy and rescheduling statistics.

     When the portfolio size is small, or when information is insufficient or not reliable enough to adopt a roll rate methodology, a formulaic approach is used which allocates progressively higher percentage loss rates the longer a customer’s loan is overdue. Loss rates reflect the discounted expected future cash flows for a portfolio.

     In normal circumstances, historical experience is the most objective and relevant information from which to assess inherent loss within each portfolio. In circumstances where historical loss experience provides less relevant information about the inherent loss in a given portfolio at the balance sheet date – for example, where there have been changes in economic conditions or regulations – management considers the more recent trends in the portfolio risk factors which may not be adequately reflected in its statistical models and, subject to guidance from Group Credit and Risk, adjusts impairment allowances accordingly.

     Roll rates, loss rates and the expected timing of future recoveries are regularly benchmarked against actual outcomes to ensure they remain appropriate.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Credit risk management / Exposure

     Collectively assessed allowances are generally calculated monthly and charges for new allowances, or reversals of existing allowances, are determined for each separately identified portfolio.

Impairment allowances

When impairment losses occur, HSBC reduces the carrying amount of loans and advances and held-to-maturity financial investments through the use of an allowance account. When impairment of available-for-sale financial assets occurs, the carrying amount of the asset is reduced directly.

Loan write-offs

Loans, and the related impairment allowances, are normally written off, either partially or in full, in the case of that portion of the loan amount not covered by the value of security, when there is no realistic prospect of further recovery; and in the case of secured balances, after proceeds from the realisation of security have been received. Unsecured consumer facilities are normally written off between 150 and 210 days overdue. In HSBC Finance, this period is generally extended to 300 days overdue (240 days for real estate secured products).

     Instances of write-off periods exceeding 360 days overdue are few, but can arise where certain consumer finance accounts are deemed collectible beyond this point or where, in a few countries, regulation or legislation constrain earlier write-off.

     In the event of bankruptcy, or analogous proceedings, write-off can occur earlier.

Cross-border exposures

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

     Impairment allowances are applied to all qualifying exposures within these countries unless these exposures and the inherent risks are:

•	performing, trade-related and of less than one year’s maturity;

•	mitigated by acceptable security cover which is, other than in exceptional cases, held outside the country concerned;

•	in the form of securities held for trading purposes for which a liquid and active market exists, and which are measured at fair value daily;

•	performing facilities with principal (excluding security) of US$1 million or below; or

•	performing facilities with maturity dates shorter than three months.

Credit exposure

Maximum exposure to credit risk
(Audited)

Factors which had a direct impact on changes in HSBC’s maximum exposure to credit risk during 2006 related to the curtailment of growth in mortgage lending in the US in response to deteriorating conditions, and slowed growth in UK personal unsecured lending following an increase in personal bankruptcies and IVAs. Elsewhere, growth reflected underlying economic trends on a geographic basis.

     The following table presents the maximum exposure to credit risk of balance sheet and off balance sheet financial instruments, before taking account of any collateral held or other credit enhancements unless such credit enhancements meet offsetting requirements as set out in Note 2(m) on the Financial Statements. For financial assets recognised on the balance sheet, the exposure to credit risk equals their carrying amount. For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that HSBC would have to pay if the guarantees are called upon. For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure to credit risk is the full amount of the committed facilities.

Back to Contents

Maximum exposure to credit risk
(Audited)

	Maximum exposure
	2006	2005
	US$m	US$m

Items in course of collection from other banks	14,144	11,300
Trading assets	300,998	212,706
Treasury and other eligible bills	21,759	12,746
Debt securities	155,447	117,659
Loans and advances	123,792	82,301

Financial assets designated at fair value	9,971	6,513
Treasury and other eligible bills	133	53
Debt securities	9,449	5,705
Loans and advances	389	755

Derivatives	103,702	73,928
Loans and advances to banks	185,205	125,965
Loans and advances to customers	868,133	740,002
Financial investments	196,509	174,823
Treasury and other eligible bills	25,313	25,042
Debt securities	171,196	149,781

Other assets	22,846	18,954
Endorsements and acceptances	9,577	7,973
Other	13,269	10,981

Financial guarantees	62,014	66,805
Loan commitments and other credit related commitments[1]	714,630	654,343

At 31 December	2,478,152	2,085,339

1	The amount of the loan commitments shown above reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. In addition to those amounts, there is a further maximum possible exposure to credit risk of US$464,984 million (2005: US$313,629 million), reflecting the full take-up of such irrevocable loan commitments. The take-up of such offers is generally at modest levels. 2005 data have also been adjusted to ensure consistency with 2006 data for this disclosure.

Concentration of exposure
(Audited)

Concentrations of credit risk exist when a number of counterparties are engaged in similar activities, or operate in the same geographical areas or industry sectors and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political or other conditions.

Loans and advances
(Unaudited)

Loans and advances were well spread across both industry sectors and jurisdictions.

     At constant exchange rates, gross loans and advances to customers (excluding the finance sector and settlement accounts) grew by US$82 billion or 11 per cent during 2006. On the same basis, personal lending comprised 58 per cent of HSBC’s loan portfolio and 47 per cent of the growth in loans in 2006.

     Including the financial sector and settlement accounts, personal lending represented US$476 billion, or 54 per cent, of total loans and advances to customers at 31 December 2006. Within this total, residential mortgages were US$265 billion and, at 30 per cent of total advances to customers, were the Group’s largest single sectoral concentration.

     Corporate, commercial and financial lending, including settlement accounts, comprised 46 per cent of gross lending to customers at 31 December 2006. The largest single industry concentrations were in non-bank financial institutions and commercial real estate lending, each of which amounted to 7 per cent of total gross lending to customers, broadly in line with 2005.

     Commercial, industrial and international trade lending grew strongly in 2006, notably to the service industry. This increased this class of lending by a percentage point to 18 per cent of total gross loans and advances to customers. Within this category the largest concentration of lending was to the service industry, which amounted to just over 5 per cent of total gross lending to customers.

     Advances to banks were widely distributed, principally to major institutions, and with no single exposure more than 5 per cent of total advances to banks.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk

Credit risk > Exposure > 2006

Financial investments
(Unaudited)

At US$205 billion, total financial investments were 12 per cent higher than at the end of 2005. Investments of US$93 billion in corporate debt and other securities were the largest single concentration of these assets, representing 46 per cent of overall investments, compared with 53 per cent at 31 December 2005. HSBC’s holdings of corporate debt, asset-backed securities and other securities were spread across a wide range of issuers and geographical regions, with 72 per cent invested in securities issued by banks and other financial institutions.

     Investments in governments and government agencies of US$76 billion were 37 per cent of overall financial investments, 4 percentage points lower than in 2005. One third of these investments were held in treasury and other eligible bills.

     The insurance businesses had a diversified portfolio of debt and equity securities designated at fair value (US$18 billion) and debt securities classified as financial investments (US$10 billion).

Securities held for trading
(Unaudited)

Total securities held for trading within trading assets were US$204 billion. The largest concentration of these assets was government and government agency securities, which amounted to US$94 billion, or 46 per cent of overall trading securities. This included US$22 billion of treasury and other eligible bills. Corporate debt and other securities were US$67 billion or 33 per cent of overall trading securities, 4 percentage points lower than in 2005. Included within this were US$36 billion of debt securities issued by banks and other financial institutions.

Gross loans and advances by industry sector
(Unaudited)

	At	Constant	Movement on a	At
	31 December	currency	constant	31 December
	2005	effect	currency basis	2006
	US$m	US$m	US$m	US$m
Loans and advances to customers
Personal:
Residential mortgages[1]	238,546	11,036	15,755	265,337
Other personal[2]	181,930	6,294	22,585	210,809

Total personal	420,476	17,330	38,340	476,146

Corporate and commercial:
Commercial, industrial and international trade	130,802	10,887	20,420	162,109
Commercial real estate	51,815	3,158	5,393	60,366
Other property-related	22,196	1,150	3,819	27,165
Government	8,218	191	581	8,990
Other commercial[3]	65,678	5,828	12,971	84,477

Total corporate and commercial	278,709	21,214	43,184	343,107

Financial:
Non-bank financial institutions	50,032	4,698	4,474	59,204
Settlement accounts	2,142	82	1,030	3,254

Total financial	52,174	4,780	5,504	62,458

Total loans and advances to customers	751,359	43,324	87,028	881,711
Loans and advances to banks	125,974	5,953	53,285	185,212

Total gross loans and advances	877,333	49,277	140,313	1,066,923

1	Includes Hong Kong Government Home Ownership Scheme loans (US$4,078 million at 31 December 2006).
2	Other personal loans and advances include second lien mortgages and other property-related lending.
3	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.

Year ended 31 December 2006 compared with year ended 31 December 2005
(Unaudited)

The commentary below analyses the movement in lending on a constant currency basis noted in the table above compared with the position at

31 December 2005. On this basis, total loans and advances to customers grew by 11 per cent and gross loans and advances increased by 15 per cent.

     Geographically, total lending to personal customers was dominated by the diverse portfolios in North America (US$232 billion), the UK

Back to Contents

(US$129 billion) and Hong Kong (US$39 billion). Collectively, these lending books accounted for 84 per cent of total lending to the personal sector, 3 percentage points lower than the 87 per cent level reported at 31 December 2005.

     Residential mortgages rose by US$16 billion, or 6 per cent, to US$265 billion, representing 30 per cent of total gross loans to customers at 31 December 2006. Residential mortgages include only first lien secured loans. In value terms, growth was greatest in the UK, where residential mortgages increased by 7 per cent to US$83 billion, and in North America, where mortgage balances rose by 6 per cent to US$124 billion. In the US, mortgage balances within HSBC Finance increased by 13 per cent to US$76 billion. In Hong Kong, mortgage balances rose by 1 per cent.

     In North America, growth in residential mortgage balances was attributable both to increases in non-prime lending originated through the branch-based consumer lending business and balances acquired from correspondent brokers and banks through the mortgage services business.

     In light of emerging evidence of unforeseen deterioration within the US mortgage services business in respect of originations made in 2005 and the first half of 2006, a wide range of initiatives was implemented to mitigate the impact on the affected portions of the business. Consequently, in the second half of the year, growth in real estate lending slowed, as the mortgage services business tightened its underwriting criteria, as detailed on page 189. Prime mortgage balances held in the US banking network also declined, as HSBC sold the majority of its new prime mortgage originations into the secondary market and increased its securitisation programme, which together augmented the normal run-off of balances. In Canada, mortgage balances rose, primarily due to a strong housing market and continued expansion of HSBC’s consumer finance business and core banking distribution channels.

     In the UK, mortgage balances rose by 7 per cent, primarily in the form of fixed rate mortgages as customers sought to insulate themselves from rising interest rates. Mortgage lending in France experienced strong growth, benefiting from competitive pricing and a marked improvement in brand awareness following the rebranding of the business in 2005.

     Residential mortgage balances in Hong Kong rose as increased marketing and product development contributed to HSBC raising its market share. This occurred despite a subdued housing market, fierce competition and continuing reduction in assets from the suspended GHOS.

     In the Rest of Asia-Pacific, mortgage balances fell by 6 per cent, as the sale of the broker-originated mortgage business in Australia offset modest growth in most other countries.

     Other personal lending grew by 12 per cent to US$211 billion at 31 December 2006, representing 24 per cent of gross loans and advances to customers.

     In North America, growth in other personal lending was largely driven by credit card activity and increased second lien mortgage balances. In the US, increased uptake of both prime and non-prime credit cards was driven by targeted marketing campaigns and the launch of several new co-branded cards. The credit card market continued to be highly competitive with many competitors relying on zero per cent offers to generate growth. HSBC, by contrast, reduced the amount of its equivalent offers and focused instead on increased marketing. In the first half of 2006, the US mortgage services business significantly increased the levels of second lien mortgages, continuing the growth of this loan type that was instigated in 2005. The rate of growth of the second lien mortgage book slowed in the latter half of the year as the deterioration of credit quality of the portfolio became apparent. This is discussed in further detail under mortgage lending in the US on page 189. The US motor vehicle finance portfolio also grew, due to increased volumes in both the dealer network and the consumer direct loan programme, dampened by the expiration of fixed-term loans and reduction in the level of incentives offered by car manufacturers.

     Other personal lending grew by 10 per cent in Europe. In the UK, unsecured personal loan balances declined, reflecting a policy decision to constrain growth to selected segments by tightening underwriting criteria. Credit card balances increased, driven by promotional and marketing campaigns, with strong growth in M&S branded credit cards. In Turkey, unsecured personal lending grew strongly reflecting the success of marketing initiatives and cross-sales with existing credit card clients.

     Promotional and marketing activity contributed towards a strengthening of HSBC’s position as the largest credit card issuer in Hong Kong, with over 4.6 million cards in force.

     In the Rest of Asia-Pacific, other personal lending rose by 15 per cent. Credit card balances grew rapidly with an increase of over 1.2 million cards in circulation in 2006 following new product

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Exposure > 2006 / By industry sector

launches in the Middle East, Sri Lanka and Singapore and marketing and incentive campaigns across the region. Other unsecured lending balances rose during 2006, partly as a result of expansion of HSBC’s consumer finance business in India, Australia and Indonesia.

     In Latin America, other personal lending showed significant growth, rising by 49 per cent, with cross-sales of the ‘Tu Cuenta’ product generating strong demand for credit cards in Mexico. Personal lending balances, excluding mortgages, rose by 25 per cent in Brazil, with increased vehicle finance lending benefiting from strengthened relationships with car dealers, and higher numbers of credit cards in issue following a number of campaigns designed to improve retention and utilisation.

     Loans and advances to corporate and commercial customers grew by 14 per cent to US$343 billion. Lending was primarily in Europe, which accounted for 57 per cent of advances, over three quarters of which was concentrated in the UK.

     In Europe, corporate and commercial advances rose by 9 per cent, driven by lending growth in the UK, France and Turkey. In the UK, there was firm growth in lending to the service industry and real estate and related construction businesses. In France, improved retention of existing clients and recruitment of new customers resulted in higher lending balances, while in Turkey expansion of the branch network, including dedicated SME centres, contributed to growth in commercial advances.

     In Hong Kong there was strong demand for credit from larger Commercial Banking customers in the property sector and from manufacturers with operations in mainland China seeking to fund expansion. New initiatives designed to increase commercial lending included a pre-approved lending scheme and a telesales campaign, which led to growth in SME lending and a doubling in the number of lending relationships in this segment. This strong growth in Commercial Banking lending was offset by the repayment of two large facilities by Corporate, Investment Banking and Markets clients.

     In the Rest of Asia-Pacific, strong economic expansion in the Middle East led to greater demand for credit and regional lending balances rose in response to increases in regional trade flows and increased marketing activity.

     In North America, expansion into new regional markets, higher levels of marketing and the recruitment of additional SME relationship managers to meet customer demand contributed to growth in corporate and commercial lending balances.

     HSBC experienced strong growth in lending balances to SME businesses across Latin America due to favourable economic conditions.

Additionally, in Mexico, strong demand for credit from the rapidly growing real estate and residential construction sectors contributed to greater levels of lending.

     The following tables analyse loans and advances by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the lending branch.

Back to Contents

Loans and advances to customers by industry sector and by geographical region
(Audited)

	At 31 December 2006

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	Latin	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal

Residential mortgages[1]	91,534	28,743	17,478	123,955	3,627	265,337	30.1
Other personal	67,214	10,396	13,275	108,256	11,668	210,809	23.9

	158,748	39,139	30,753	232,211	15,295	476,146	54.0

Corporate and commercial
Commercial, industrial and international trade	99,027	16,845	25,196	11,004	10,037	162,109	18.4
Commercial real estate	28,655	12,481	5,502	12,782	946	60,366	6.8
Other property-related	9,616	6,923	3,491	5,931	1,204	27,165	3.1
Government	2,360	551	1,916	220	3,943	8,990	1.0
Other commercial[2]	56,650	5,553	8,468	9,736	4,070	84,477	9.6

	196,308	42,353	44,573	39,673	20,200	343,107	38.9

Financial
Non-bank financial institutions	40,055	2,332	2,926	12,258	1,633	59,204	6.7
Settlement accounts	1,064	823	223	1,092	52	3,254	0.4

	41,119	3,155	3,149	13,350	1,685	62,458	7.1

Total gross loans and advances to customers[3]	396,175	84,647	78,475	285,234	37,180	881,711	100.0

Percentage of Group loans and advances by geographical region	44.9%	9.6%	8.9%	32.4%	4.2%	100.0%
Impaired loans	5,847	454	1,184	4,822	1,478	13,785
Impaired loans as a percentage of gross loans and advances to customers	1.5%	0.5%	1.5%	1.7%	4.0%	1.6%
Impairment allowances outstanding against loans and advances[4]	3,676	365	901	7,247	1,389	13,578
Impairment allowances outstanding as a percentage of impaired loans[4]	62.9%	80.4%	76.1%	150.3%	94.0%	98.5%

1	Includes Hong Kong Government Home Ownership Scheme loans (US$4,078 million at 31 December 2006).
2	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
3	Included within this total is credit card lending of US$74,518 million.
4	Impairment allowances include collective impairment allowances on collectively assessed loans and advances.

Included in personal lending in North America are the following balances relating to the US:
(Unaudited)

	At 31 December

	2006	2005
	US$m	US$m

Residential mortgages – HSBC Bank USA	31,589	36,170
Residential mortgages – HSBC Finance	75,903	67,359
Motor vehicle finance	13,146	12,792
MasterCard/Visa credit cards	29,269	26,795
Private label cards	16,645	15,488
Other unsecured personal lending	41,214	35,545

	207,766	194,149

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Exposure > By industry sector

Loans and advances to customers by industry sector and by geographical region
(Audited)

	At 31 December 2005 (restated5)

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	Latin	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages[1]	73,923	28,492	17,641	116,448	2,042	238,546	31.7
Other personal	55,672	9,978	11,178	97,663	7,439	181,930	24.2

	129,595	38,470	28,819	214,111	9,481	420,476	55.9

Corporate and commercial
Commercial, industrial and international trade	76,687	16,736	21,286	10,375	5,718	130,802	17.4
Commercial real estate	22,071	12,557	5,081	11,714	392	51,815	6.9
Other property-related	7,603	6,147	3,426	4,447	573	22,196	3.0
Government	1,821	303	2,147	192	3,755	8,218	1.1
Other commercial[2]	41,944	6,922	7,716	7,189	1,907	65,678	8.7

	150,126	42,665	39,656	33,917	12,345	278,709	37.1

Financial
Non-bank financial institutions	35,305	1,966	2,202	9,464	1,095	50,032	6.7
Settlement accounts	1,002	505	175	416	44	2,142	0.3

	36,307	2,471	2,377	9,880	1,139	52,174	7.0

Total gross loans and advances to customers[3]	316,028	83,606	70,852	257,908	22,965	751,359	100.0

Percentage of Group loans and advances by geographical region	42.1%	11.1%	9.4%	34.3%	3.1%	100.0%
Impaired loans	5,068	506	936	3,710	1,226	11,446
Impaired loans as a percentage of gross loans and advances to customers	1.6%	0.6%	1.3%	1.4%	5.3%	1.5%
Impairment allowances outstanding against loans and advances[4]	3,491	398	836	5,349	1,283	11,357
Impairment allowances outstanding as a percentage of impaired loans[4]	68.9%	78.7%	89.3%	144.2%	104.6%	99.2%

1	Includes Hong Kong Government Home Ownership Scheme loans (US$4,680 million at 31 December 2005).
2	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
3	Included within this total is credit card lending of US$66,020 million.
4	Impairment allowances include collective impairment allowances on collectively assessed loans and advances.
5	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

Back to Contents

(Unaudited)

	At 31 December 2004 (restated6)

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	Latin	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages[1]	70,546	29,373	14,860	111,455	1,613	227,847	33.3
Other personal	57,920	9,105	9,079	78,984	4,917	160,005	23.3

	128,466	38,478	23,939	190,439	6,530	387,852	56.6

Corporate and commercial
Commercial, industrial and international trade	55,018	14,132	19,177	9,544	4,005	101,876	14.9
Commercial real estate	18,917	10,388	4,232	9,712	220	43,469	6.3
Other property-related	6,850	5,959	3,350	4,266	324	20,749	3.0
Government	3,663	615	1,432	1,174	3,643	10,527	1.5
Other commercial[2]	34,185	7,294	7,015	5,173	1,484	55,151	8.1

	118,633	38,388	35,206	29,869	9,676	231,772	33.8

Financial
Non-bank financial institutions	30,901	1,932	2,297	16,624	575	52,329	7.6
Settlement accounts	4,476	596	305	8,431	11	13,819	2.0

	35,377	2,528	2,602	25,055	586	66,148	9.6

Total gross loans and advances to customers[3]	282,476	79,394	61,747	245,363	16,792	685,772	100.0

Percentage of Group loans and advances by geographical region	41.2%	11.6%	9.0%	35.8%	2.4%	100.0%
Impaired loans[4,5]	6,039	696	1,160	3,555	977	12,427
Impaired loans as a percentage of gross loans and advances[4]	2.1%	0.9%	1.9%	1.4%	5.8%	1.8%
Specific provisions outstanding against loans and advances[5]	4,036	320	785	4,106	770	10,017
Specific provisions outstanding as a percentage of impaired loans[4,5]	66.8%	46.0%	67.7%	115.5%	78.8%	80.6%

1	Includes Hong Kong Government Home Ownership Scheme loans (US$5,383 million at 31 December 2004).
2	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
3	Included within this total is credit card lending of US$56,222 million.
4	Net of suspended interest.
5	Included in North America are impaired loans of US$3,020 million and specific provisions of US$3,443 million in HSBC Finance; excluding HSBC Finance, specific provisions outstanding as a percentage of impaired loans was 54.6 per cent.
6	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Exposure > By industry sector

Loans and advances to customers by industry sector and by geographical region (continued)
(Unaudited)

	At 31 December 2003[2] (restated7)

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	Latin	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages[1]	51,721	29,954	12,101	76,485	1,493	171,754	31.6
Other personal	42,041	7,420	7,135	73,717	3,832	134,145	24.7

	93,762	37,374	19,236	150,202	5,325	305,899	56.3

Corporate and commercial
Commercial, industrial and international trade	49,468	10,966	14,892	7,265	3,077	85,668	15.7
Commercial real estate	15,517	8,548	3,149	7,699	175	35,088	6.5
Other property-related	5,416	5,075	2,597	3,850	202	17,140	3.2
Government	2,462	927	1,450	375	4,376	9,590	1.8
Other commercial[3]	24,239	6,754	5,735	5,682	1,620	44,030	8.1

	97,102	32,270	27,823	24,871	9,450	191,516	35.3

Financial
Non-bank financial institutions	21,226	4,921	2,027	8,588	329	37,091	6.8
Settlement accounts	3,068	556	188	4,767	15	8,594	1.6

	24,294	5,477	2,215	13,355	344	45,685	8.4

Total gross loans and advances to customers[4]	215,158	75,121	49,274	188,428	15,119	543,100	100.0

Percentage of Group loans and advances by geographical region	39.6%	13.8%	9.1%	34.7%	2.8%	100.0%
Non-performing loans[6]	5,701	1,671	1,538	4,889	1,251	15,050
Non-performing loans as a percentage of gross loans and advances to customers[5]	2.6%	2.2%	3.1%	2.6%	8.3%	2.8%
Specific provisions outstanding against loans and advances[6]	3,554	629	981	4,660	1,054	10,878
Specific provisions outstanding as a percentage of non-performing loans[6]	62.3%	37.6%	63.8%	95.3%	84.3%	72.3%

1	Includes Hong Kong Government Home Ownership Scheme loans (US$6,290 million at 31 December 2003).
2	Figures presented in this table were prepared in accordance with UK GAAP.
3	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
4	Included within this total is credit card lending of US$48,634 million.
5	Net of suspended interest.
6	Included in North America are non-performing loans of US$4,335 million and specific provisions of US$4,448 million in HSBC Finance; excluding HSBC Finance, specific provisions outstanding as a percentage of non-performing loans was 69.2 per cent.
7	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

Back to Contents

(Unaudited)

	At 31 December 2002[2] (restated6)

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	Latin	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages[1]	38,719	31,094	7,507	25,127	1,792	104,239	28.9
Other personal	26,748	7,066	5,900	6,514	2,334	48,562	13.4

	65,467	38,160	13,407	31,641	4,126	152,801	42.3

Corporate and commercial
Commercial, industrial and international trade	44,424	10,173	12,582	8,706	3,130	79,015	21.8
Commercial real estate	11,887	8,336	2,701	6,158	185	29,267	8.1
Other property-related	3,970	4,805	2,031	4,250	291	15,347	4.2
Government	2,164	719	933	446	4,691	8,953	2.5
Other commercial[3]	22,712	6,612	5,950	3,925	1,475	40,674	11.2

	85,157	30,645	24,197	23,485	9,772	173,256	47.8

Financial
Non-bank financial institutions	15,221	2,055	931	8,953	327	27,487	7.6
Settlement accounts	2,622	347	192	5,224	–	8,385	2.3

	17,843	2,402	1,123	14,177	327	35,872	9.9

Total gross loans and advances to customers[4]	168,467	71,207	38,727	69,303	14,225	361,929	100.0

Percentage of Group loans and advances by geographical region	46.5%	19.7%	10.7%	19.2%	3.9%	100.0%
Non-performing loans[5]	4,495	1,724	2,055	508	1,741	10,523
Non-performing loans as a percentage of gross loans and advances to customers[5]	2.7%	2.4%	5.3%	0.7%	12.2%	2.9%
Specific provisions outstanding against loans and advances	2,774	688	1,321	222	1,601	6,606
Specific provisions outstanding as a percentage of non- performing loans[5]	61.7%	39.9%	64.3%	43.7%	92.0%	62.8%

1	Includes Hong Kong Government Home Ownership Scheme loans (US$7,255 million at 31 December 2002).
2	Figures presented in this table were prepared in accordance with UK GAAP.
3	Other commercial loans include advances in respect of agriculture, transport, energy and utilities.
4	Included within this total is credit card lending of US$9,950 million.
5	Net of suspended interest.
6	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Exposure > Rest of Asia-Pacific and Latin America / Banks / Financial assets

Loans and advances to customers by principal area within Rest of Asia-Pacific and Latin America
(Audited)

		Loans and advances (gross)

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m
At 31 December 2006
Australia and New Zealand	4,493	622	2,472	4,127	11,714
India	1,338	1,067	203	2,363	4,971
Indonesia	17	371	2	1,014	1,404
Japan	18	131	648	2,601	3,398
Mainland China	377	9	1,504	4,226	6,116
Malaysia	2,456	1,277	589	3,537	7,859
Middle East	434	3,134	1,733	10,595	15,896
Singapore	3,090	3,225	1,286	2,052	9,653
South Korea	2,708	862	45	2,655	6,270
Taiwan	2,273	881	15	970	4,139
Thailand	26	385	132	1,043	1,586
Other	248	1,311	364	3,546	5,469

Total of Rest of Asia-Pacific	17,478	13,275	8,993	38,729	78,475

Argentina	22	314	52	1,625	2,013
Brazil	211	6,579	251	5,212	12,253
Mexico	1,801	3,353	959	8,648	14,761
Other	1,593	1,422	888	4,250	8,153

Total of Latin America	3,627	11,668	2,150	19,735	37,180

At 31 December 2005 (restated1)
Australia and New Zealand	5,912	694	2,588	3,698	12,892
India	1,139	545	104	1,819	3,607
Indonesia	13	338	8	921	1,280
Japan	14	139	696	2,352	3,201
Mainland China	358	11	1,210	3,426	5,005
Malaysia	2,223	871	496	2,925	6,515
Middle East	258	2,320	1,448	9,403	13,429
Singapore	2,811	3,395	1,441	2,249	9,896
South Korea	2,585	460	31	2,219	5,295
Taiwan	2,094	1,057	14	727	3,892
Thailand	23	220	75	958	1,276
Other	211	1,128	396	2,829	4,564

Total of Rest of Asia-Pacific	17,641	11,178	8,507	33,526	70,852

Argentina	4	147	31	1,000	1,182
Brazil	187	4,838	206	3,432	8,663
Mexico	1,394	2,289	525	7,503	11,711
Other	457	165	203	584	1,409

Total of Latin America	2,042	7,439	965	12,519	22,965

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

Back to Contents

Loans and advances to banks by geographical region

						Gross
			Rest of			loans and
		Hong	Asia-	North	Latin	advances	Impairment
	Europe	Kong	Pacific	America	America	to banks	allowances [2]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2006 (audited) .	76,837	50,359	27,517	17,865	12,634	185,212	(7)
At 31 December 2005 (audited)[1]	44,369	42,751	19,559	10,331	8,964	125,974	(9)
At 31 December 2004 (unaudited)[1]	56,063	45,710	14,890	20,911	5,892	143,466	(17)
At 31 December 2003 (unaudited)[1]	51,806	38,639	12,948	6,852	6,955	117,200	(24)
At 31 December 2002 (unaudited)[1]	39,398	33,359	10,708	5,188	6,868	95,521	(23)

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.
2	2002 to 2004: provisions for bad and doubtful debts.

Financial assets – net exposure to credit risk
(Audited)

In respect of certain financial assets, HSBC has legally enforceable rights to offset them with financial liabilities. However, in normal circumstances, there would be no intention of settling net, or of realising the financial assets and settling the financial liabilities simultaneously. Consequently, the financial assets are not offset against the respective financial liabilities for financial reporting purposes. However, the exposure to credit risk relating to the respective financial assets is mitigated as follows.

	At 31 December 2006				At 31 December 2005

			Net				Net
	Carrying		exposure to		Carrying		exposure to
	amount	Offset	credit risk	[1]	amount	Offset	credit risk	[1]
	US$m	US$m	US$m		US$m	US$m	US$m
Loans and advances held at amortised cost
Loans and advances to customers	868,133	(68,076)	800,057		751,359	(48,495)	702,864
Loans and advances to banks	185,205	(455)	184,750		125,974	(51)	125,923

	1,053,338	(68,531)	984,807		877,333	(48,546)	828,787

Trading assets
Treasury and other eligible bills	21,759	(16)	21,743		12,746	–	12,746
Debt securities	155,447	(1,036)	154,411		117,659	–	117,659
Loans and advances to banks	52,006	–	52,006		29,806	(19)	29,787
Loans and advances to customers	71,786	(7,186)	64,600		52,495	(7,411)	45,084

	300,998	(8,238)	292,760		212,706	(7,430)	205,276

Financial assets designated at fair value
Treasury and other eligible bills	133	–	133		53	–	53
Debt securities	9,449	–	9,449		5,705	(464)	5,241
Loans and advances to banks	236	–	236		124	–	124
Loans and advances to customers	153	–	153		631	–	631

	9,971	–	9,971		6,513	(464)	6,049

Derivatives	103,702	(62,741)	40,961		73,928	(46,060)	27,868
Financial investments
Treasury and other similar bills	25,313	(30)	25,283		25,042	–	25,042
Debt securities	171,196	(1)	171,195		149,781	–	149,781

	196,509	(31)	196,478		174,823	–	174,823

Other assets
Endorsements and acceptances	9,577	(187)	9,390		7,973	(9)	7,964

	1,674,095	(139,728)	1,534,367		1,353,276	(102,509)	1,250,767

1	Excluding the value of any collateral held or other credit enhancements.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Exposure > Debt securities / Areas of special interest

Debt securities and other bills by rating agency designation
(Audited)

The following table presents an analysis by rating agency designation of debt and similar securities, other than loans, based on Standard and Poor’s ratings or their equivalent. Debt securities with short-term ratings are reported against the long-term rating of the issuer of the short-term debt securities. If major rating agencies have different ratings for the same debt securities, the securities are reported against the lower rating.

		Treasury	Other	Debt
		bills	eligible bills	securities	Total
		US$m	US$m	US$m	US$m
At 31 December 2006
AAA		20,360	282	146,087	166,729
AA – to AA +		15,478	247	77,578	93,303
A – to A +		8,146	91	66,408	74,645
Lower than A –		1,208	205	21,240	22,653
Unrated		1,134	–	20,475	21,609
Supporting liabilities under linked insurance and investment contracts and investment contracts with DPF[1]		54	–	4,304	4,358

		46,380	825	336,092	383,297

Of which issued by:
–	governments	44,941	–	120,369	165,310
–	local authorities	370	–	8,704	9,074
–	corporates	–	68	122,980	123,048
–	other	1,069	757	84,039	85,865

		46,380	825	336,092	383,297

Of which classified as:
–	trading assets	21,751	8	155,447	177,206
–	financial instruments designated at fair value	133	–	9,449	9,582
–	available-for-sale securities	24,451	817	161,870	187,138
–	held-to-maturity investments	45	–	9,326	9,371

		46,380	825	336,092	383,297

At 31 December 2005[2]
AAA		16,798	381	113,429	130,608
AA – to AA +		3,089	264	62,684	66,037
A – to A +		11,147	110	46,538	57,795
Lower than A –		3,287	202	23,359	26,848
Unrated		2,563	–	27,135	29,698

		36,884	957	273,145	310,986

Of which issued by:
–	governments	19,634	–	91,279	110,913
–	local authorities	16,646	–	10,516	27,162
–	corporates	7	84	63,384	63,475
–	other	597	873	107,966	109,436

		36,884	957	273,145	310,986

Of which classified as:
–	trading assets	12,649	97	117,659	130,405
–	financial instruments designated at fair value	53	–	5,705	5,758
–	available-for-sale securities	23,974	860	141,699	166,533
–	held-to-maturity investments	208	–	8,082	8,290

		36,884	957	273,145	310,986

1	For securities supporting liabilities under linked insurance and investment contracts and investment contracts with discretionary participation features (DPF), financial risks are substantially borne by the policyholders.
2	Securities supporting liabilities under linked insurance and investment contracts and investment contracts with DPF are analysed across the rating agency designations.

Back to Contents

Areas of special interest

Mortgage lending products
(Unaudited)

HSBC underwrites first lien residential mortgages, as well as loans secured by second lien mortgages which are reported within ‘Other personal lending’ in the market sector analysis. In addition to capital or principal repayment mortgages that may be subject to either fixed or variable interest rates, HSBC responds to customer needs by periodically testing and underwriting an increasing range of mortgage products designed to meet the growing demand for flexible house purchase loans.

     Interest-only mortgages, including endowment mortgages which are most prevalent in the UK, allow customers to pay only the interest that accrues on the loan, with the principal sum repaid at a later stage. In many cases, customers contribute to an endowment or other investment policy that should, on maturity, provide sufficient capital to repay the principal amount. Alternatively, customers may repay the principal of their loan from the proceeds of the sale of the property on which the loan is secured or from other repayment sources.

      ‘Affordability’ mortgages include all products where the customer’s monthly payments are maintained at a low or fixed level in early periods using discounted or fixed interest rates, or an interest-only introductory period, before resetting to a higher variable rate or a capital repayment profile in later years.

     The US has, in recent years seen a significant change in the structure of borrowing products in the sub-prime mortgage market. In particular, affordability mortgages have grown faster than more traditional fixed rate mortgages. These have included interest-only, stated income (low documentation), adjustable rate with alternative payment options (known as option ARMs), negatively amortising and layered risk loans, the latter of which includes secondary loans. The growth of affordability mortgages has occurred simultaneously with gradually rising loan-to-value ratios.

     Stated income loans have a lesser income documentation requirement during the underwriting process and, accordingly, carry a higher risk. Interest-only loans allow customers to pay only accruing interest for a period of time, and provide customers with repayment flexibility. Adjustable-rate mortgages are loans where the interest rate is periodically adjusted based on an index. Secondary loans which are, for example, drawn down to finance the costs of relocation and property acquisition, are also increasingly common.

     As a consequence of US consumer demand for affordability mortgages, this segment of the US loan portfolio experienced rapid growth in 2005, continuing into 2006. HSBC does not offer, and does not anticipate offering, option ARMs or other negative amortisation products.

     As with all lending, HSBC underwrites in accordance with criteria that consider the particular terms of the loan and prices affordability products in a manner designed to compensate for the higher risk that exists in these products, notably the increase in payments required at the end of the introductory interest-only period or following the rate reset date.

     The following table shows the level of mortgage products in the various portfolios of HSBC Finance and the rest of the HSBC Group.

	At 31 December 2006				At 31 December 2005

	HSBC				HSBC
	Finance	[1]	Other	Total	Finance	[1]	Other	Total
	US$m		US$m	US$m	US$m		US$m	US$m

Total mortgage lending[2]	95,915		192,583	288,498	81,131		176,022	257,153

Interest-only (including endowment) mortgages	–		33,190	33,190	–		27,418	27,418
Affordability mortgages, including ARMs	29,536		60,739	90,275	23,971		57,669	81,640
Other	–		295	295	–		388	388

Total interest only and affordability lending	29,536		94,224	123,760	23,971		85,475	109,446

As a percentage of total mortgage lending	30.8%		48.9%	42.9%	29.5%		48.6%	42.6%
Second lien mortgages	19,265		5,093	24,358	14,975		4,889	19,864

As a percentage of total mortgage lending	20.1%		2.6%	8.4%	18.5%		2.8%	7.7%
Negative equity[2]	12,343		2,454	14,797	14,160		2,336	16,496
Other loan to value ratios greater than 90 per cent[3]	44,450		20,870	65,320	33,302		22,680	55,982

	56,793		23,324	80,117	47,462		25,016	72,478

As a percentage of total mortgage lending	59.2%		12.1%	27.8%	58.5%		14.2%	28.2%

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Exposure > Areas of special interest / Cross-border distribution

1	HSBC Finance includes lending in Canada and the UK and excludes loans transferred to HSBC USA Inc.
2	Total mortgage lending includes residential mortgages and second lien mortgage lending included within ‘Other personal lending’.
3	Loan to value ratios are generally based on values at origination date.

Mortgage lending in the US
(Unaudited)

Mortgage lending in the US includes loans and advances to customers with a first lien interest over a property. These balances are secured and are reported within residential mortgages. Loans with only a second lien are reported in other personal lending. The commentary that follows discusses both residential mortgages and second lien loans included within other personal lending.

     HSBC continues to monitor a range of trends affecting the US mortgage lending industry. Housing markets in a large part of the US have been affected by a general slowing in the rate of appreciation in property values, or an actual decline in some markets, while the period of time properties remain unsold has increased. In addition, the ability of some borrowers to service their adjustable-rate mortgages (‘ARM’s) has been compromised as interest rates have risen, increasing the amounts payable on their loans as prices reset higher under their contracts. The effect of interest rate adjustments on first mortgages are also estimated to have had a direct impact on borrowers’ ability to repay any additional second lien mortgages taken out on the same properties. Similarly, as interest-only mortgages leave the interest-only payment period, rising payment obligations are expected to strain the ability of borrowers to make the increased payments. Studies published in the US, and HSBC’s own experience, indicate that mortgages originated throughout the industry in 2005 and 2006 are performing worse than loans originated in prior periods.

     The effects of these recent trends have been concentrated in the mortgage services business (‘mortgage services’), which purchases first and second lien mortgages from a network of over 220 third party lenders. As detailed in the table below, this business has approximately US$49.5 billion of loans and advances to personal customers, 10.4 per cent of the Group’s gross loans and advances to personal customers.

     In 2005 and continuing into the first six months of 2006, second lien mortgage loans in mortgage services increased significantly as a percentage of total loans acquired compared with prior periods. During the second quarter of 2006 HSBC began to experience deterioration in the credit performance of mortgages acquired in 2005 by mortgage services in the second lien and portions of the first lien portfolios. The deterioration continued in the third quarter of 2006 and began to affect second and first lien loans acquired in that year. Further deterioration in the fourth quarter of 2006 was largely in the first lien adjustable-rate and second lien portfolios. HSBC also determined that a significant number of its second lien customers have underlying adjustable-rate first mortgages that face repricing in the near-term which, based on experience, are estimated to adversely affect the probability of repayment on the related second lien mortgage. As numerous interest rate rises have occurred as credit has tightened and there has been either a slowdown in the rate of appreciation of properties or a decline in their value, it is estimated that the probability of default on adjustable-rate first mortgages subject to repricing, and on any second lien mortgage loans that are subordinate to adjustable-rate first liens, is greater than has been experienced in the past. As a result, loan impairment charges relating to the mortgage services portfolio have increased significantly.

     Accordingly, while overall credit performance, as measured by delinquency and write-off rates, has performed broadly in line with industry trends across other parts of the US mortgage portfolio, higher delinquency and losses have been reported in mortgage services, largely in the aforementioned loans originated in 2005 and 2006. A number of steps have been taken to mitigate risk in the affected parts of the portfolio. These include enhanced segmentation and analytics to identify the higher risk portions of the portfolio, and increased collections capacity. HSBC is restructuring or modifying loans in accordance with defined policies if it believes that customers will continue to pay the restructured or modified loan. Also, customers who have adjustable-rate mortgage loans nearing the first reset, and who are expected to be the most affected by a rate adjustment, are being contacted in order to assess their ability to make the higher payment and, as appropriate, refinance or modify their loans. Furthermore, HSBC has slowed growth in this portion of the portfolio by implementing repricing initiatives in selected segments of the originated loans and tightening underwriting criteria, especially for second lien, stated income (low documentation) and other higher risk segments. These actions, combined with normal attrition, resulted in a net reduction in loans and advances in mortgage services during the second half of 2006. It is expected that this portfolio will remain under pressure as the loans originated in 2005 and 2006 season. It is also expected that this portfolio will run off faster than in

Back to Contents

the past as originations in it will be limited in 2007 and beyond. Accordingly, the increasing trend in overall delinquency and write-offs in mortgage services is expected to continue.

US mortgage loan balances
(Unaudited)

The following table summarises mortgage balance information for the mortgage services and consumer lending businesses within Personal Financial Services in the US. Mortgages include first lien residential mortgages, and second lien mortgage lending which is reported within ‘Other personal lending’ in the market sector analysis.

     At 31 December 2006, the outstanding balance of interest-only loans in the US mortgage services business was US$6.3 billion, or 1.3 per cent of the Group’s gross loans and advances to personal customers, a rise of 22 per cent compared with US$5.2 billion, or 1.2 per cent of loans in 2005.

     The outstanding balance of adjustable rate mortgages in the US mortgage services business at 31 December 2006 was US$20.8 billion, 4.4 per cent of the Group’s gross loans and advances to personal customers, a rise of 9 per cent compared with the end of 2005.

     In 2007, approximately US$13.2 billion of adjustable rate mortgage loans will reach their first interest rate reset, of which US$2.5 billion relate to HSBC USA Inc and US$10.7 billion to HSBC Finance, within which US$9.9 billion is mortgage services, the remainder consumer lending. In 2008, a further US$8.7 billion of adjustable-rate mortgage loans will reset for the first time, of which US$3.6 billion relate to HSBC USA Inc and US$5.1 billion to HSBC Finance, within which US$3.8 billion is mortgage services, the remainder consumer lending. Adjustable rate mortgages in HSBC USA Inc. are largely prime balances.

     The balance of stated income mortgages was approximately US$14.4 billion at the end of 2006, or 3 per cent of Group’s gross loans and advances to personal customers. At the end of 2005, the outstanding balance was US$9.6 billion, or 2.3 per cent of loans. Of these amounts, US$11.8 billion and US$7.3 billion at the end of 2006 and 2005, respectively, relate to HSBC Finance mortgage services. There were no stated income mortgages in consumer lending in either period. The remainder of the stated income balances are held by HSBC USA Inc.

(Unaudited)	Year ended 31 December 2006			Year ended 31 December 2005

			Other			Other
	Mortgage	Consumer	mortgage	Mortgage	Consumer	mortgage
	services	lending	lending	services	lending	lending
	US$m	US$m	US$m	US$m	US$m	US$m

Fixed rate	22,358	42,371	7,655	20,088	36,187	6,507
Adjustable-rate	27,114	3,528	24,817	24,211	1,796	29,110

Total	49,472	45,899	32,472	44,299	37,983	35,617

First lien	39,404	39,399	28,780	36,278	33,242	32,286
Second lien	10,068	6,500	3,692	8,021	4,741	3,331

Total	49,472	45,899	32,472	44,299	37,983	35,617

Adjustable-rate	20,795	3,528	16,251	19,037	1,796	19,473
Interest-only	6,319	–	8,566	5,174	–	9,637

Total adjustable-rate	27,114	3,528	24,817	24,211	1,796	29,110

Country distribution of outstandings and cross-border exposures
(Unaudited)

HSBC controls the risk associated with cross-border lending, essentially that foreign currency will not be made available to local residents to make payments, through a centralised structure of internal country limits which are determined by taking into account relevant economic and political factors. Exposures to individual countries and cross-border exposure in aggregate are kept under continual review.

     The following table summarises the aggregate of in-country foreign currency and cross-border outstandings by type of borrower to countries which individually represent in excess of 1 per cent of HSBC’s total assets. The classification is based on the country of residence of the borrower but also recognises the transfer of country risk in respect of third party guarantees, eligible collateral held and residence of the head office when the borrower is a branch. In accordance with the Bank of England Country Exposure Report (Form CE) guidelines,

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Exposure / Credit quality > Loans and advances outstandings comprise loans and advances (excluding settlement accounts), amounts receivable under finance leases, acceptances, commercial bills,

certificates of deposit, and debt and equity securities (net of short positions), and exclude accrued interest and intra-HSBC exposures.

In-country foreign currency and cross-border outstandings
(Unaudited)

		Government
		and official
	Banks	institutions	Other	Total
	US$bn	US$bn	US$bn	US$bn
At 31 December 2006
UK	24.8	–	33.5	58.3
Germany	23.7	18.9	2.0	44.6
US	9.5	12.7	16.2	38.4
France	22.1	2.4	6.1	30.6
The Netherlands	14.4	2.1	3.9	20.4
Italy	4.7	12.5	1.4	18.6

At 31 December 2005
UK	19.6	3.7	16.2	39.5
US	10.2	11.1	17.1	38.4
Germany	21.6	12.7	3.3	37.6
France	11.5	4.7	5.4	21.6
The Netherlands	11.9	2.6	4.4	18.9
Italy	4.4	10.6	3.5	18.5

At 31 December 2004
UK	19.7	3.8	24.5	48.0
US	9.2	13.3	14.0	36.5
Germany	17.8	10.4	4.0	32.2
France	11.1	3.7	4.6	19.4
Italy	5.7	9.7	2.1	17.5
The Netherlands	9.1	2.2	4.2	15.5
Hong Kong	1.6	1.1	10.3	13.0

At 31 December 2006, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Australia and Hong Kong of between 0.75 per cent and 1 per cent of total assets. The aggregate in-country foreign currency and cross-border outstandings were Australia: US$17.5 billion; Hong Kong: US$15.5 billion.

     At 31 December 2005, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Hong Kong, Australia and Canada of between 0.75 per cent and 1 per cent of total assets. The aggregate in-country foreign currency and cross-border outstandings were Hong Kong: US$14.6 billion; Australia: US$12.5 billion; Canada: US$11.7 billion.

     At 31 December 2004, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Australia and Canada of between 0.75 per cent and 1 per cent of total assets. The aggregate in-country foreign currency and cross-border outstandings were Australia: US$12.7 billion; Canada: US$11.8 billion.

Credit quality

The following tables reflect broadly stable credit quality across the majority of the Group’s businesses. However, loans and advances in grades 1-3 (satisfactory risk) declined to 91.7 per cent (2005: 96.4 per cent) of loans and advances to customers neither past due nor impaired. This was mainly due to the transfer of the US mortgage services book of US$44.5 billion to grades 4 and 5 to reflect increased scrutiny of this portfolio for the reasons explained on page 189. Excluding this realignment, satisfactory risk across the remainder of the Group showed a marginally improving trend.

     The deterioration in quality in US first lien and second lien mortgages (and, to a lesser extent, UK personal unsecured portfolios) also reflected in an increase in the proportion of customer loans and advances which were past due but not impaired to 1.28 per cent (2005: 1.17 per cent).

     Credit quality of loans and advances to banks was stable.

Back to Contents

Loans and advances

Distribution of loans and advances by credit quality
(Audited)

	At 31 December 2006		At 31 December 2005

	Loans and	Loans and	Loans and	Loans and
	advances to	advances to	advances to	advances to
	customers	banks	customers	banks
	US$m	US$m	US$m	US$m
Loans and advances:
– neither past due nor impaired	856,681	185,125	731,116	125,930
– past due but not impaired	11,245	72	8,797	22
– impaired	13,785	15	11,446	22

	881,711	185,212	751,359	125,974

Distribution of loans and advances neither past due nor impaired
(Audited)

The credit quality of the portfolio of loans and advances that were neither past due nor impaired can be assessed by reference to the Group’s standard credit grading system, as described on page 173. The following information is based on that system:

	At 31 December 2006		At 31 December 2005

	Loans and	Loans and	Loans and	Loans and
	advances to	advances to	advances to	advances to
	customers	banks	customers	banks
	US$m	US$m	US$m	US$m
Grades:
1 to 3 – satisfactory risk	785,946	184,059	705,036	125,324
4 – watch list and special mention	62,557	1,040	19,950	555
5 – sub-standard but not impaired	8,178	26	6,130	51

	856,681	185,125	731,116	125,930

This analysis excludes loans and advances graded 1-5 that are contractually past due.
The HSBC Finance mortgage services portfolio of US$44.5 billion included in the above table is reported in grades 4 and 5.

Loans and advances which were past due but not impaired
(Audited)

Examples of exposures designated past due but not considered impaired include loans fully secured by cash collateral, residential mortgages in arrears more than 90 days, but where the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year, and short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation, but where there is no concern over the creditworthiness of the counterparty.

	At 31 December 2006		At 31 December 2005

	Loans and	Loans and	Loans and	Loans and
	advances to	advances to	advances to	advances to
	customers	banks	customers	banks
	US$m	US$m	US$m	US$m
Past due up to 29 days	6,625	72	4,837	22
Past due 30 – 59 days	1,875	–	1,743	–
Past due 60 – 89 days	822	–	583	–

	9,322	72	7,163	22
Past due 90 – 179 days	1,764	–	1,368	–
Past due over 180 days but less than 1 year	159	–	266	–

	11,245	72	8,797	22

This ageing analysis includes past due loans and advances that have collective impairment allowances set aside to cover credit losses on loans which are in the early stages of arrears.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Credit quality > Loans and advances > 2006

Impaired loans and advances
(Audited)

	At 31 December

	2006	2005
	US$m	US$m
Total impaired loans and advances to:
– banks	15	22
– customers	13,785	11,446

	13,800	11,468

Total allowances cover as a percentage of impaired loans and advances	98.4%	99.1%

Impaired customer loans and impairment allowances by geographical region
(Audited)

	At 31 December 2006		At 31 December 2005 (restated1)

	Impaired	Impairment	Impaired	Impairment
	loans	allowances	loans	allowances
	US$m	US$m	US$m	US$m
Europe	5,847	3,676	5,068	3,491
Hong Kong	454	365	506	398
Rest of Asia-Pacific	1,184	901	936	836
North America	4,822	7,247	3,710	5,349
Latin America	1,478	1,389	1,226	1,283

	13,785	13,578	11,446	11,357

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

The total gross amount of impaired loans and advances to customers as at 31 December 2006 was US$13,785 million (2005: US$11,446 million), of which US$5,833 million (2005: US$4,960 million) related to individually impaired loans and advances and US$7,952 million (2005: US$6,486 million) related to portfolios of homogeneous loans and advances. The following table presents an analysis of individually impaired loans by industry sector and by geographical region:

Individually impaired loans and advances to customers
(Audited)

						Gross
						impaired	% of total
			Rest of			loans and	gross
		Hong	Asia-	North	Latin	advances to	impaired
	Europe	Kong	Pacific	America	America	customers	loans[1]
	US$m	US$m	US$m	US$m	US$m	US$m	%
At 31 December 2006
Individually impaired loans and
advances to customers:
– personal	975	231	118	173	1	1,498	25.7
– commercial and corporate	3,056	176	531	248	324	4,335	74.3

	4,031	407	649	421	325	5,833	100.0

At 31 December 2005 (restated2).
Individually impaired loans and
advances to customers:
– personal	655	256	119	–	5	1,035	20.9
– commercial and corporate	2,562	198	629	330	206	3,925	79.1

	3,217	454	748	330	211	4,960	100.0

1	Gross impaired loans by industry sector as a percentage of total gross impaired loans.
2	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

Back to Contents

Year ended 31 December 2006 compared with year ended 31 December 2005
(Unaudited)

Total impaired loans to customers were US$13,785 million at 31 December 2006, an increase of 20 per cent since the end of 2005. At constant currency the growth was 14 per cent and, at 31 December 2006, impaired loans as a percentage of gross customer loans and advances were 1.56 per cent (2005: 1.52 per cent). The US represented 9 percentage points of overall growth and 33 per cent of total impaired customer loans at 31 December 2006.

     The commentary that follows is based on constant exchange rates.

     In Europe, impaired loans rose by 4 per cent to US$5,847 million in 2006. In the UK, impaired loans grew by 11 per cent over the same period. The UK market remained challenging, with pressure on consumers through high levels of personal indebtedness, compounded by interest rate rises. These effects were to an extent masked by the growing prevalence of personal bankruptcies and IVAs, at the completion of which any unpaid balances are written off. UK commercial and corporate lending remained broadly stable. In France, impaired loans fell mainly as a result of more active portfolio management, including the sale of a portfolio of substantially impaired debt and, in Turkey, higher impaired balances were broadly in line with growth in customer advances; the credit environment in these countries was relatively stable.

     Impaired loans in Hong Kong were 10 per cent lower at US$454 million at 31 December 2006. HSBC responded to moderate volatility in its loan portfolio by launching a number of initiatives to strengthen credit management and risk monitoring procedures, in order to improve the credit quality of its portfolio. As a result, the number of newly impaired loans fell and an increased number of loans were written off.

     In the Rest of Asia-Pacific, impaired loans increased by 23 per cent to US$1,184 million. In Taiwan, delinquency problems emerged in the middle of 2005, centred on a relatively small number of highly leveraged consumers. This prompted a range of regulatory changes aimed at avoiding a financial crisis, the most significant being the introduction of a government debt negotiation mechanism by which banks were instructed to make available deferred repayment terms at discounted rates. The consequence of this was to widen considerably the group of debtors seeking relief and increase substantially HSBC’s impaired loans to some US$340 million. In the Middle East, the 8 per cent rise in impaired loans reflected lending growth. Impaired loans declined in most other countries, reflecting buoyant regional economies.

     In North America there was a rise of 30 per cent in impaired loans, to US$4,822 million at 31 December 2006. Growth was substantially driven by credit deterioration in second lien, some portions of first lien and adjustable-rate mortgages in the US mortgage services book, as detailed on page 189.

     This was partly offset by the non-recurrence of significant loan impairment allowances which were raised in 2005 as a result of hurricane Katrina and increased levels of bankruptcy filings in the fourth quarter of the year. As a consequence of this latter factor, HSBC experienced bankruptcies significantly below long-term trends in the first half of 2006. Continuing assessments of the financial impact of hurricane Katrina on HSBC Finance’s customers living in the Katrina Federal Emergency Management Agency designated Individual Assistance disaster areas resulted in a downwards revision of the estimate of credit loss exposure in the first half of 2006.

     In contrast to the accelerated credit weakness witnessed in the mortgage services business, the trend of credit delinquency across the majority of the other portfolios, including mortgage balances originated through the branch-based consumer lending business, rose modestly, driven by growing portfolio maturity and a higher mix of credit card receivables following the Metris acquisition.

     In Canada, impaired loans increased as a small number of commercial customers in the manufacturing sector were adversely affected by the stronger Canadian dollar.

     In Latin America, impaired loans increased by 14 per cent to US$1,478 million, partly due to acquisitions in 2006 and partly to a higher amount of personal lending. Growth was mainly in Mexico and Brazil. In Mexico, impaired loans rose through strong growth in lending to personal and commercial customers, particularly the small and middle market sectors. In Brazil, impaired loans rose by 6 per cent, reflecting lending growth and some continuing credit stress, in part mitigated through tightened underwriting criteria introduced during 2005 and 2006.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Credit quality / Impairment allowances and charges

Interest forgone on impaired loans
(Audited)

Interest income that would have been recognised under the original terms of impaired and restructured loans amounted to approximately US$104 million in 2006, compared with US$275 million in 2005 and US$280 million in 2004. Interest income from such loans of approximately US$276 million was recorded in 2006, compared with US$120 million in 2005.

Renegotiated loans
(Audited)

Restructuring activity is designed to manage customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession. Such activities include extended payment arrangements, approved external debt management plans, deferring foreclosure, modification, loan rewrites and/or deferral of payments pending a change in circumstances. Following restructuring, an overdue consumer account is normally reset from delinquent to current status. Restructuring policies and practices are based on indicators or criteria which, in the judgement of local management, indicate that repayment will probably continue. These policies are required to be kept under continual review and their application varies according to the nature of the market, the product, and the availability of empirically based data. When empirical evidence indicates an increased propensity to default on restructured accounts, the use of roll rate methodology ensures this factor is taken into account when calculating impairment allowances.

     Renegotiated loans that would otherwise be past due or impaired totalled US$20.7 billion at 31 December 2006 (2005: US$18.1 billion).

Restructuring is most commonly applied to consumer finance portfolios. The largest concentration is in the US, and amounts to US$16.7 billion (2005: US$14.2 billion) or 81 per cent (2005: 79 per cent) of the total renegotiated loans. The increase was substantially driven by credit deterioration in second lien, some portions of first lien, and adjustable-rate mortgages in the US mortgage services book as detailed on page 189. The majority of restructured amounts arise from secured lending.

Collateral and other credit enhancements obtained
(Audited)

HSBC obtained assets by taking possession of collateral held as security, or calling upon other credit enhancements, as follows:

(Audited)	Carrying amount
	obtained in:

	2006	2005
	US$m	US$m

Nature of assets
Residential property	1,716	1,171
Commercial and industrial property	6	26
Other	215	138

	1,937	1,335

     Repossessed properties are made available for sale in an orderly fashion, with the proceeds used to reduce or repay the outstanding indebtedness. Where excess funds are available after the debt has been repaid, they are available either for other secured lenders with lower priority or are returned to the customer. HSBC does not generally occupy repossessed properties for its business use. The majority of repossessed properties arose in HSBC Finance.

Back to Contents

Impairment allowances and charges

Movement in allowance accounts for total loans and advances
(Audited)

	Individually	Collectively
	assessed	assessed	Total
	US$m	US$m	US$m

At 1 January 2006	2,679	8,687	11,366
Amounts written off	(1,023)	(8,450)	(9,473)
Recoveries of loans and advances written off in previous years	128	651	779
Charge to income statement	458	10,089	10,547
Exchange and other movements	330	36	366

At 31 December 2006	2,572	11,013	13,585

At 1 January 2005	3,728	8,906	12,634
Amounts written off	(1,102)	(7,941)	(9,043)
Recoveries of loans and advances written off in previous years	199	295	494
Charge to income statement	518	7,342	7,860
Exchange and other movements	(664)	85	(579)

At 31 December 2005	2,679	8,687	11,366

Impairment allowances as a percentage of loans and advances to customers (Unaudited)
	At 31 December

	2006	2005
	%	%
Total impairment allowances to gross lending[1]
Individually assessed impairment allowances	0.30	0.36
Collectively assessed impairment allowances	1.28	1.18

	1.58	1.54

1	Net of reverse repo transactions, settlement accounts and stock borrowings.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Impairment allowances and charges

Movement in impairment allowances by industry segment and by geographical region

The following tables show details of the movements in HSBC’s impairment allowances by location of lending office for each of the past five years.

     A discussion of the material movements in the loan impairment charges by region follows these tables.

(Audited)	2006

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January (restated3) .	3,499	398	837	5,349	1,283	11,366
Amounts written off
Commercial, industrial and international trade	(454)	(56)	(79)	(97)	(96)	(782)
Real estate	(70)	(6)	(8)	(21)	(6)	(111)
Non-bank financial institutions	(20)	(7)	(11)	(1)	–	(39)
Other commercial	(116)	(3)	(7)	(31)	(103)	(260)
Residential mortgages	(2)	(3)	(7)	(595)	(21)	(628)
Other personal	(2,044)	(140)	(454)	(4,188)	(827)	(7,653)

	(2,706)	(215)	(566)	(4,933)	(1,053)	(9,473)

Recoveries of amounts written off in previous years
Commercial, industrial and international trade	25	5	11	20	27	88
Real estate	15	–	3	3	–	21
Non-bank financial institutions	1	–	–	10	–	11
Other commercial	24	–	2	9	19	54
Residential mortgages	3	8	1	7	–	19
Other personal	357	26	77	36	90	586

	425	39	94	85	136	779

Charge to income statement[1]
Banks	–	–	(1)	–	(2)	(3)
Commercial, industrial and international trade	246	40	(14)	107	124	503
Real estate	41	6	3	19	6	75
Non-bank financial institutions	(7)	–	(1)	(4)	6	(6)
Governments	(13)	–	–	(1)	(23)	(37)
Other commercial	23	(2)	(19)	18	66	86
Residential mortgages	24	4	–	1,039	29	1,096
Other personal	1,826	109	544	5,620	734	8,833

	2,140	157	512	6,798	940	10,547

Foreign exchange and other movements	325	(14)	24	(52)	83	366

Impairment allowances at 31 December	3,683	365	901	7,247	1,389	13,585

Impairment allowances against banks:
– individually assessed	7	–	–	–	–	7
Impairment allowances against customers:
– individually assessed	1,725	131	362	109	238	2,565
– collectively assessed[2]	1,951	234	539	7,138	1,151	11,013

Impairment allowances at 31 December	3,683	365	901	7,247	1,389	13,585

	%	%	%	%	%	%
Impairment allowances against customers
as a percentage of loans and advances to
customers:
– individually assessed	0.44	0.15	0.46	0.04	0.64	0.29
– collectively assessed	0.49	0.28	0.69	2.50	3.10	1.25

At 31 December	0.93	0.43	1.15	2.54	3.74	1.54

1	See table below ‘Net impairment charge to income statement by geographical region’.
2	Collectively assessed impairment allowances are allocated to geographical segments based on the location of the office booking the allowance. Consequently, the collectively assessed impairment allowances booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the Rest of Asia-Pacific, as well as those booked in Hong Kong.
3	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

Back to Contents

(Audited)	2005 (restated3)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January	4,851	504	960	5,231	1,088	12,634
Amounts written off
Commercial, industrial and international trade	(345)	(157)	(79)	(81)	(11)	(673)
Real estate	(67)	(23)	(11)	(14)	(2)	(117)
Non-bank financial institutions	(3)	–	–	(10)	–	(13)
Other commercial	(108)	–	(6)	(14)	(66)	(194)
Residential mortgages	(14)	(2)	(6)	(456)	(30)	(508)
Other personal	(2,267)	(112)	(227)	(4,338)	(594)	(7,538)

	(2,804)	(294)	(329)	(4,913)	(703)	(9,043)

Recoveries of amounts written off in previous years
Commercial, industrial and international trade	10	4	17	37	8	76
Real estate	5	–	1	2	1	9
Other commercial	6	1	2	38	42	89
Residential mortgages	1	9	1	–	7	18
Other personal	62	31	61	70	78	302

	84	45	82	147	136	494

Net charge/(release) to income statement[1]
Banks	(5)	–	(2)	–	–	(7)
Commercial, industrial and international trade	354	199	(72)	32	75	588
Real estate	59	–	1	(6)	2	56
Non-bank financial institutions	(14)	(1)	–	9	–	(6)
Governments	4	–	–	2	–	6
Other commercial	(21)	(32)	(1)	(18)	46	(26)
Residential mortgages	5	(25)	7	592	26	605
Other personal	1,602	5	203	4,308	526	6,644

	1,984	146	136	4,919	675	7,860

Foreign exchange and other movements	(616)	(3)	(12)	(35)	87	(579)

Impairment allowances at 31 December	3,499	398	837	5,349	1,283	11,366

Impairment allowances against banks:
– individually assessed	8	–	1	–	–	9
Impairment allowances against customers:
– individually assessed	1,575	173	500	221	214	2,683
– collectively assessed[2]	1,916	225	336	5,128	1,069	8,674

Impairment allowances at 31 December	3,499	398	837	5,349	1,283	11,366

	%	%	%	%	%	%
Impairment allowances against customers
as a percentage of loans and advances to
customers:
– individually assessed	0.50	0.21	0.71	0.09	0.93	0.36
– collectively assessed	0.61	0.27	0.47	1.99	4.65	1.16

At 31 December	1.11	0.48	1.18	2.08	5.58	1.52

1	See table below ‘Net impairment charge to income statement by geographical region’.
2	Collectively assessed impairment allowances are allocated to geographical segments based on the location of the office booking the allowance. Consequently, the collectively assessed impairment allowances booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the Rest of Asia-Pacific, as well as those booked in Hong Kong.
3	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Impairment allowances and charges

Movement in provisions by industry segment and by geographical region
(Unaudited)

	2004 (restated3)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	4,435	1,055	1,181	5,665	1,379	13,715
IFRSs transition adjustment at 1 January	(2)	(34)	(21)	–	(1)	(58)

Amounts written off
Commercial, industrial and international trade	(298)	(35)	(164)	(61)	(65)	(623)
Real estate	(30)	(55)	(17)	(3)	(1)	(106)
Non-bank financial institutions	(14)	(2)	(1)	(3)		(20)
Other commercial	(209)	(33)	(42)	(29)	(185)	(498)
Residential mortgages	(10)	(52)	(8)	(463)	(28)	(561)
Other personal	(770)	(125)	(171)	(5,566)	(404)	(7,036)

	(1,331)	(302)	(403)	(6,125)	(683)	(8,844)

Recoveries of amounts written off in previous years
Commercial, industrial and international trade	27	10	4	38	39	118
Real estate	3	–	10	4	–	17
Non-bank financial institutions	3	–	–	–	–	3
Other commercial	5	3	14	18	45	85
Residential mortgages	1	12	1	8	9	31
Other personal	97	22	41	436	63	659

	136	47	70	504	156	913

Net charge to profit and loss account[1]
Banks	(7)	–	(1)	–	(2)	(10)
Commercial, industrial and international trade	180	(56)	52	(9)	12	179
Real estate	21	(15)	(28)	(1)	1	(22)
Non-bank financial institutions	18	(3)	(1)	1	–	15
Governments	–	–	–	1	–	1
Other commercial	(65)	(29)	(18)	(21)	(35)	(168)
Residential mortgages	3	(14)	4	494	(5)	482
Other personal	1,035	120	142	4,616	303	6,216
General provisions	(162)	(223)	(48)	(63)	(2)	(498)

	1,023	(220)	102	5,018	272	6,195

Foreign exchange and other movements	551	(24)	14	150	(53)	638

Provisions at 31 December	4,812	522	943	5,212	1,070	12,559

Provisions against banks:
– specific provisions	14	–	3	–	–	17
Provisions against customers:
– specific provisions	4,036	320	785	4,106	770	10,017
– general provisions[2]	762	202	155	1,106	300	2,525

Provisions at 31 December	4,812	522	943	5,212	1,070	12,559

	%	%	%	%	%	%
Provisions against customers as a percentage of loans and advances to customers:
– specific provisions	1.43	0.40	1.27	1.67	4.58	1.46
– general provisions	0.27	0.25	0.25	0.45	1.79	0.37

At 31 December	1.70	0.65	1.52	2.12	6.37	1.83

1	See table below ‘Net charge to the profit and loss account for bad and doubtful debts by geographical region’.
2	General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the Rest of Asia-Pacific, as well as those booked in Hong Kong.
3	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

Back to Contents

(Unaudited)

	2003 (restated4)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	3,668	1,143	1,496	642	2,191	9,140
Amounts written off
Commercial, industrial and international trade	(338)	(71)	(201)	(102)	(304)	(1,016)
Real estate	(31)	(12)	(18)	(3)	(115)	(179)
Non-bank financial institutions	(3)	(13)	(21)	–	(30)	(67)
Other commercial	(54)	(65)	(42)	(80)	(54)	(295)
Residential mortgages	(4)	(121)	(16)	(292)	(242)	(675)
Other personal	(472)	(302)	(147)	(3,992)	(311)	(5,224)

	(902)	(584)	(445)	(4,469)	(1,056)	(7,456)

Recoveries of amounts written off in previous years
Commercial, industrial and international trade	25	16	18	20	3	82
Real estate	3	–	4	2	–	9
Non-bank financial institutions	2	–	5	4	–	11
Other commercial	49	4	11	10	7	81
Residential mortgages	1	6	1	2	3	13
Other personal	62	16	35	292	9	414

	142	42	74	330	22	610

Net charge to profit and loss account[1]
Banks	(6)	–	3	–	–	(3)
Commercial, industrial and international trade	286	(3)	(45)	77	61	376
Real estate	15	(18)	(8)	(1)	1	(11)
Non-bank financial institutions	(1)	1	(17)	(5)	(1)	(23)
Governments	–	–	1	–	–	1
Other commercial	216	78	(4)	55	(6)	339
Residential mortgages	–	102	23	422	5	552
Other personal	482	271	116	3,950	164	4,983
General Provisions	(118)	(31)	16	59	(47)	(121)

	874	400	85	4,557	177	6,093

Foreign exchange and other movements[2]	653	54	(29)	4,605	45	5,328

Provisions at 31 December	4,435	1,055	1,181	5,665	1,379	13,715

Provisions against banks:
– specific provisions	20	–	4	–	–	24
Provisions against customers:
– specific provisions	3,554	629	981	4,660	1,054	10,878
– general provisions[3]	861	426	196	1,005	325	2,813

Provisions at 31 December	4,435	1,055	1,181	5,665	1,379	13,715

	%	%	%	%	%	%
Provisions against customers as a percentage of loans and advances to customers
– specific provisions	1.65	0.84	1.99	2.47	6.97	2.00
– general provisions	0.40	0.57	0.40	0.53	2.15	0.52

At 31 December	2.05	1.41	2.39	3.00	9.12	2.52

1	See table below ‘Net charge to the profit and loss account for bad and doubtful debts by geographical region’.
2	Other movements include amounts of US$129 million in Europe and US$4,524 million in North America transferred in on the acquisition of HSBC Finance Corporation, and of US$116 million in Latin America transferred in on the acquisition of Lloyds TSB Group’s Brazilian businesses and assets.
3	General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the Rest of Asia-Pacific, as well as those booked in Hong Kong.
4	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Impairment allowances and charges

Movement in provisions by industry segment and by geographical region (continued)
(Unaudited)

	2002 (restated4)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	3,067	1,408	1,952	708	1,048	8,183
Amounts written off
Banks	–	–	–	–	(1)	(1)
Commercial, industrial and international trade	(161)	(59)	(255)	(86)	(34)	(595)
Real estate	(31)	(18)	(88)	(9)	(4)	(150)
Non-bank financial institutions	(4)	(11)	(2)	(12)	(2)	(31)
Governments	(1)	–	–	–	–	(1)
Other commercial	(54)	(11)	(116)	(149)	(22)	(352)
Residential mortgages	(2)	(109)	(7)	(2)	(10)	(130)
Other personal	(199)	(328)	(132)	(96)	(96)	(851)

	(452)	(536)	(600)	(354)	(169)	(2,111)

Recoveries of amounts written off in previous years
Commercial, industrial and international trade	15	1	4	6	2	28
Real estate	6	–	2	6	–	14
Non-bank financial institutions	–	–	1	–	–	1
Other commercial	7	3	14	9	–	33
Residential mortgages	1	7	–	–	–	8
Other personal	29	14	31	14	8	96

	58	25	52	35	10	180

Net charge to profit and loss account[1]
Banks	(2)	–	–	–	–	(2)
Commercial, industrial and international trade	345	(22)	38	78	41	480
Real estate	(4)	9	(11)	5	2	1
Non-bank financial institutions	3	(14)	(29)	18	11	(11)
Governments	(1)	–	–	(5)	4	(2)
Other commercial	50	(22)	(22)	115	178	299
Residential mortgages	–	70	11	(4)	10	87
Other personal	243	322	93	66	96	820
General provisions	(65)	(97)	9	(32)	(166)	(351)

	569	246	89	241	176	1,321

Foreign exchange and other movements[2]	426	–	3	12	1,126	1,567

Provisions at 31 December	3,668	1,143	1,496	642	2,191	9,140

Provisions against banks:
– specific provisions	23	–	–	–	–	23
Provisions against customers:
– specific provisions	2,774	688	1,321	222	1,601	6,606
– general provisions[3]	871	455	175	420	590	2,511

Provisions at 31 December	3,668	1,143	1,496	642	2,191	9,140

	%	%	%	%	%	%
Provisions against customers as a percentage of loans and advances to customers:
– specific provisions	1.65	0.97	3.42	0.32	11.25	1.83
– general provisions	0.52	0.64	0.45	0.61	4.15	0.69

At 31 December	2.17	1.61	3.87	0.93	15.40	2.52

1	See table below ‘Net charge to the profit and loss account for bad and doubtful debts by geographical region’.
2	Other movements include amounts transferred in on the acquisition of HSBC Mexico of US$1,704 million.
3	General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the Rest of Asia-Pacific, as well as those booked in Hong Kong.
4	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

Back to Contents

Net loan impairment charge to the income statement by geographical region
(Unaudited)

	Year ended 31 December 2006

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Individually assessed impairment allowances
New allowances	715	93	138	229	122	1,297
Release of allowances no longer required	(439)	(45)	(130)	(61)	(36)	(711)
Recoveries of amounts previously written off	(33)	(14)	(28)	(39)	(14)	(128)

	243	34	(20)	129	72	458

Collectively assessed impairment allowances
New allowances net of allowance releases	2,285	150	599	6,715	991	10,740
Recoveries of amounts previously written off	(388)	(27)	(67)	(46)	(123)	(651)

	1,897	123	532	6,669	868	10,089

Total charge for impairment losses	2,140	157	512	6,798	940	10,547

Banks	–	–	(1)	–	(2)	(3)
Customers	2,140	157	513	6,798	942	10,550

	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances	0.45	0.12	0.48	2.24	1.89	0.99

	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2006
Impaired loans	5,858	454	1,188	4,822	1,478	13,800
Impairment allowances	3,683	365	901	7,247	1,389	13,585

(Unaudited)	Year ended 31 December 2005 (restated1)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Individually assessed impairment allowances
New allowances	1,029	200	131	299	56	1,715
Release of allowances no longer required	(648)	(123)	(166)	(42)	(19)	(998)
Recoveries of amounts previously written off	(21)	(18)	(34)	(101)	(25)	(199)

	360	59	(69)	156	12	518

Collectively assessed impairment allowances
New allowances	2,013	159	339	5,072	842	8,425
Release of allowances no longer required	(326)	(45)	(86)	(264)	(67)	(788)
Recoveries of amounts previously written off	(63)	(27)	(48)	(45)	(112)	(295)

	1,624	87	205	4,763	663	7,342

Total charge for impairment losses	1,984	146	136	4,919	675	7,860

Banks	(5)	–	(2)	–	–	(7)
Customers	1,989	146	138	4,919	675	7,867

	%	%	%	%	%	%

Charge for impairment losses as a percentage of closing gross loans and advances	0.55	0.12	0.15	1.83	2.11	0.90

	US$m	US$m	US$m	US$m	US$m	US$m

31 December 2005
Impaired loans	5,081	506	945	3,710	1,226	11,468
Impairment allowances	3,499	398	837	5,349	1,283	11,366

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Loan impairment charge > 2006

Net charge to the income statement for bad and doubtful debts by geographical region (continued)
(Unaudited)

	Year ended 31 December 2004 (restated1)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions
New provisions	2,047	237	419	5,690	479	8,872
Release of provisions no longer required	(726)	(187)	(199)	(105)	(49)	(1,266)
Recoveries of amounts previously written off	(136)	(47)	(70)	(504)	(156)	(913)

	1,185	3	150	5,081	274	6,693
General provisions	(162)	(223)	(48)	(63)	(2)	(498)

Total bad and doubtful debt charge	1,023	(220)	102	5,018	272	6,195

Banks	(7)	–	(1)	–	(2)	(10)
Customers	1,030	(220)	103	5,018	274	6,205

	%	%	%	%	%	%

Bad and doubtful debt charge as a percentage of closing gross loans and advances	0.36	(0.28)	0.17	1.88	1.20	0.91

	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2004
Non-performing loans	6,039	696	1,160	3,555	977	12,427
Provisions	4,798	522	940	5,212	1,070	12,542

(Unaudited)	Year ended 31 December 2003 (restated1)

			Rest of	North	Latin
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions
New provisions	1,485	655	412	4,907	318	7,777
Release of provisions no longer required	(351)	(182)	(269)	(80)	(71)	(953)
Recoveries of amounts previously written off	(142)	(42)	(74)	(329)	(23)	(610)

	992	431	69	4,498	224	6,214
General provisions	(118)	(31)	16	59	(47)	(121)

Total bad and doubtful debt charge	874	400	85	4,557	177	6,093

Banks	(6)	–	3	–	–	(3)
Customers	880	400	82	4,557	177	6,096

	%	%	%	%	%	%
Bad and doubtful debt charge as a percentage of closing gross loans and advances	0.41	0.53	0.17	2.33	0.79	1.12

	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2003
Non-performing loans	5,701	1,671	1,538	4,889	1,251	15,050
Provisions	4,415	1,055	1,177	5,665	1,379	13,691

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

Back to Contents

(Unaudited)
	Year ended 31 December 2002 (restated1)

			Rest of	North	Latin
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions
New provisions	963	528	400	380	407	2,678
Release of provisions no longer required	(271)	(160)	(268)	(72)	(55)	(826)
Recoveries of amounts previously written off	(58)	(25)	(52)	(35)	(10)	(180)

	634	343	80	273	342	1,672

General provisions
Argentine additional provision	–	–	–	–	(196)	(196)
Other	(65)	(97)	9	(32)	30	(155)

	(65)	(97)	9	(32)	(166)	(351)

Total bad and doubtful debt charge	569	246	89	241	176	1,321
Customers	569	246	89	241	176	1,321

	%	%	%	%	%	%
Bad and doubtful debt charge as a percentage of closing gross loans and advances	0.34	0.35	0.23	0.32	0.83	0.36

	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2002
Non-performing loans	4,495	1,724	2,055	508	1,741	10,523
Provisions	3,645	1,143	1,496	642	2,191	9,117

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

Year ended 31 December 2006 compared with year ended 31 December 2005
(Unaudited)

Loan impairment charges increased by US$2,687 million, or 34 per cent, compared with 2005. Acquisitions accounted for US$309 million of the rise, mainly Metris in the US. On an underlying basis the increase was 30 per cent. Personal Financial Services continued to dominate loan impairments, representing 94 per cent of the Group’s charge. On a constant currency basis, the key trends were as follows.

     New allowances for loan impairment charges of US$12,037 million increased by 27 per cent compared with 2005. Releases and recoveries of allowances were broadly in line with 2005.

     In Europe, new loan impairment charges rose by 9 per cent compared with 2005 to US$3,000 million. A challenging credit environment in UK unsecured lending, which began to deteriorate in the middle of 2005, was the primary cause of the increase, although this was partly mitigated by continued benign corporate and commercial impairment experience. Personal bankruptcies and the use of IVAs have been on a rising trend since the introduction of legislation in 2004 that eased filing requirements, and this was further exacerbated by the recent active marketing of bankruptcy and IVA relief through the media by debt advisors. Additionally, a rise in unemployment, which began in the middle of 2005, and modest rises in interest rates added to the strain on some personal customers. In response, HSBC tightened underwriting controls in the second half of 2005, reduced its market share of unsecured personal lending and changed the product mix of new business towards lower-risk customers. In 2006 there were early signs of improvement in more recent unsecured lending. New loan impairment charges also rose in Turkey, by 30 per cent, mainly due to growth in unsecured credit card and personal lending as overall credit quality remained stable. In France, new charges fell, reflecting a stable credit environment and the reduction in charges following the sale of a consumer finance business in the second half of 2005.

     Releases and recoveries in Europe of US$860 million were 17 per cent higher than in 2005. Increases in the UK were partially offset by a decline in France. In the UK, increased resources deployed on collection activities combined with a rise in sales of delinquent debt were reflected in significantly higher recoveries. The non-recurrence of several significant recoveries in 2005 led to a large fall in France.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Loan impairment charge > 2006 / 2005

In Hong Kong, new loan impairment charges declined by 22 per cent to US$243 million, reflecting the non-recurrence of an individual charge in 2005 for a large commercial customer. This was partly offset by a rise in credit card impairments as a result of a rise in balances. Overall, credit quality remained stable as strong economic growth and low levels of unemployment continued.

     Releases and recoveries fell by 49 per cent to US$86 million, again mainly as a result of fewer individual impairment releases in the corporate and commercial sector and the non-recurrence of mortgage lending recoveries in 2005, following improvement in the property market since 2004.

     In the Rest of Asia-Pacific, there was an 88 per cent rise in new impairment allowances to US$737 million. This was an improvement on the situation in the first half of 2006, when new impairment charges were 111 per cent higher than in the first half of 2005. The year-on-year increase was largely due to Taiwan and, to a lesser extent, Indonesia. During the first half of 2006, new government regulations placing restrictions on collection activity, combined with the popularity of renegotiation schemes offering the opportunity to waive interest and postpone principal payments, led to a sharp rise in credit card defaults, for which a full year charge of US$200 million was recorded. In the second half of 2006, this problem had begun to moderate and new impairment charges were 31 per cent lower than in the first half. In Indonesia, increased loan impairment charges in the personal sector reflected legislation which introduced higher minimum payment rules and a reduction in fuel subsidies. There were further rises in the Middle East, largely due to loan growth. Elsewhere in the region, credit quality was stable.

     Releases and recoveries in the region fell by 11 per cent to US$225 million. The fall was mainly in Malaysia and was partly offset by a rise in commercial releases and recoveries in the Middle East.

     In North America, new loan impairment charges rose by 36 per cent. Excluding Metris, new charges increased by 30 per cent. Credit deterioration, mainly in second lien, some portions of first lien and adjustable-rate mortgages acquired from third party correspondents through HSBC’s mortgage services business, were the primary cause of the rise in new charges. As the housing market in the US slowed through 2006 and interest rates rose, delinquency trends on both second lien and portions of first lien mortgages originated in 2005 and 2006 were higher than for loans made in previous years. In addition, the extra payment obligations arising from the repricing of adjustable-rate mortgages to higher rates added to the assessed impairment of the correspondent portfolio, in particular in respect of second lien mortgages ranking behind adjustable-rate first lien mortgages.

     As interest rate adjustments will be occurring in an environment of lower home value appreciation and tightening credit, it is estimated that the probability of default on adjustable-rate first mortgages subject to repricing, and on any second lien mortgage loans that are subordinate to an adjustable-rate first lien, will be greater than has been experienced in the past. As a result, loan impairment charges relating to the mortgage services portfolio have increased significantly.

     In the second half of 2006, HSBC took action to tighten credit criteria in the mortgage services operation as detailed on page 189. As a consequence, balances in mortgage services declined compared with 30 June 2006.

     Notwithstanding the credit weakness witnessed in the mortgage services business, credit delinquency in the majority of the other portfolios, including mortgage balances originated through the branch-based consumer lending business, rose modestly, driven by portfolio ageing and an increased proportion of credit card loans following the Metris acquisition. Partially offsetting factors included the effects of a decline in bankruptcy filings, especially in the first half of 2006 following the spike in the fourth quarter of 2005, low unemployment and the non-recurrence of charges relating to hurricane Katrina.

     HSBC in the US closely monitors the two-month-and-over contractual delinquency ratio (being the ratio of two or more months delinquent accounts to gross loans and advances), as management views this as an important indicator of future write-offs. Details are disclosed below. The rise in the total ratio was chiefly as a result of the mortgage services business.

     The increase in the US was partly offset by a small decline in new loan impairment charges in Canada, as the strong economy continued to underpin good credit quality.

     Releases and recoveries in North America decreased by 23 per cent to US$146 million due to the non-recurrence of recoveries in the US.

     In Latin America, new impairment charges rose by 24 per cent to US$1,113 million in 2006. This increase was chiefly attributable to Mexico and, to a lesser extent, Brazil. Strong growth in personal

Back to Contents

and commercial lending in Mexico resulted in higher new charges. In Brazil, new charges rose by 11 per cent, a significant reduction from the 52 per cent rise reported in 2005, as credit quality improved following enhancements made to underwriting procedures during 2005 and 2006.

     Latin American releases and recoveries went up by 7 per cent, largely in Mexico as a result of more stable political and economic conditions.

Year ended 31 December 2005 compared with year ended 31 December 2004
(Unaudited)

Loan impairment charges were US$7,860 million, an increase of 27 per cent compared with 2004. Acquisitions accounted for US$107 million of the rise and US$498 million reflected the non-recurrence of the general provision release in 2004. The total charge remained dominated by the personal sector, with losses in these portfolios representing 92 per cent of the Group’s net loan impairment charge. On a constant currency basis, the trends were as follows.

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

     New impairment allowances in Hong Kong were US$359 million, a rise of 51 per cent. This was partially attributable to a small number of individual allowances for corporate and commercial customers. However, overall credit quality improved, evidenced by a decline in impaired loans as a proportion of gross advances, reflecting a strong economy with low unemployment.

     Releases and recoveries in Hong Kong declined by 53 per cent, including the non-recurrence of a general provision release of US$223 million in 2004. Excluding this, releases and recoveries fell by 9 per cent to US$213 million as the significant number of large corporate releases in 2004 was not repeated. The general provision release last year reflected a review of historical loss experience and the improved market environment.

     The effect of strong growth in advances in the Rest of Asia-Pacific produced an 11 per cent rise in new impairment allowances to US$470 million. In particular, increased allowances in Taiwan were driven by a combination of loan growth and an increase in credit card delinquency. There were further increases in Indonesia and the Philippines due to growth in advances, with credit quality stable in both countries. These were partially offset by declines in mainland China and Singapore. In general, across the region, advances to customers rose and credit quality improved. Non-performing assets, as a percentage of advances, fell across most major countries.

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

     New loan impairment allowances in North America declined by 6 per cent. This was despite

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Loan impairment charge > 2005 / Loan delinquency in the US loan growth, and the additional credit allowances raised in relation to hurricane Katrina, and accelerated bankruptcy filings in the second half of the year ahead of new legislation in the US. A portion of the increase in bankruptcies was an acceleration of write-offs that would have otherwise been experienced in future periods. In an effort to assist customers affected by hurricane Katrina, HSBC initiated various programmes, including extended payment arrangements. The reduction in the charge also reflected the non-recurrence of a US$47 million charge in 2004, following the adoption of FFIEC write-off policies relating to retail and credit card balances. Excluding these factors, credit quality improved year on year, reflecting an improving economic environment. This contributed to the fall in new impairment allowances, which was only partially offset by increased requirements due to loan growth. HSBC has benefited from the shift in the balance of the consumer lending business towards higher credit quality customers. HSBC Finance monitors the two-month-and-over contractual delinquency ratio closely, as management views it as an important indicator of future write-offs. The ratio declined from 4.0 per cent at 31 December 2004 to 3.6 per cent at 30 June 2005, rising to 3.7 per cent at 31 December 2005. Lending in the US is primarily in the personal sector. Credit quality in the commercial portfolio was stable in 2005. The favourable trends in the US were partially offset by rises in new allowances in Canada which were largely driven by personal loan growth in recent years, with an improvement in underlying credit quality.

     Releases and recoveries in North America were modestly lower than in 2005. Including the 2004 general provision release of US$45 million, releases and recoveries declined by 31 per cent. In the US, a rise in releases reflected an improved credit environment and a strong economy. Under IFRSs, from 1 January 2005 certain recoverable amounts were incorporated into the loan impairment charge directly resulting in lower reported recoveries. There were further decreases in Bank of Bermuda, following the non-recurrence of the general provision release in 2004. These declines were offset by a more than five-fold increase in releases in Canada, where better credit quality was driven by improved economic conditions, particularly in the resource-driven economy of western Canada.

     In Latin America, new impairment allowances in Brazil were the principal cause of a 60 per cent rise in new charges to US$898 million in 2005. In Brazil, significant growth of 24 per cent in gross advances, coupled with deteriorating credit quality in the consumer finance business, were the main contributing factors to this increase. Lending growth combined with a move into the low-income segment, where finances have been stretched by higher interest rates, drove higher delinquency. Changes were made to underwriting procedures during the year, to improve the credit quality of new business. This resulted in a falling impairment charge to asset ratio towards the end of the year. In Mexico, new allowances also rose, chiefly due to lending growth. New allowances in Argentina were in line with 2004.

     Releases and recoveries in Latin America were broadly in line with 2004. Recoveries in Brazil rose as a result of improved collections, compounded by higher releases as a result of greater volumes of advances. In Mexico, releases and recoveries declined following the non-recurrence of a large number of recoveries in 2004. Releases in Argentina fell as impaired loans reduced. The combined fall in Argentina and Mexico offset the rise in Brazil.

Back to Contents

Loan delinquency in the US
(Unaudited)

The following table summarises two-months-and-over contractual delinquency (as a percentage of loans and advances) within Personal Financial Services in the US:

(Unaudited)	Quarter ended

	31	30	30	31	31	30	30	31
	December	September	June	March	December	September	June	March
	2006	2006	2006	2006	2005	2005	2005	2005
	%	%	%	%	%	%	%	%

Residential mortgages	2.59	2.24	1.95	1.86	2.06	1.76	1.67	1.65
Second lien mortgage lending	4.02	2.74	1.88	1.79	1.62	1.38	1.53	1.68
Vehicle finance[1]	3.16	3.21	2.82	2.27	3.28	3.10	3.12	2.76
Credit card[2]	4.48	4.46	4.09	4.28	3.46	4.06	3.67	3.91
Private label	2.83	2.88	2.84	2.60	2.41	2.54	2.52	2.70
Personal non-credit card	9.05	8.23	7.56	7.70	8.58	8.28	7.99	8.18
Total[2]	3.70	3.30	2.91	2.84	2.99	2.81	2.71	2.75

Residential mortgages and second lien mortgage lending two-months-and-over contractual delinquency (as a per cent of loans and advances) for the mortgage services and consumer lending portfolios comprised the following:

(Unaudited)		Quarter ended

		31	30	30	31	31	30	30	31
		December	September	June	March	December	September	June	March
		2006	2006	2006	2006	2005	2005	2005	2005
		%	%	%	%	%	%	%	%
Mortgage services:
–	first lien	4.52	3.76	3.11	2.90	3.20	2.78	2.68	2.60
–	second lien	5.71	3.67	2.35	1.83	1.91	1.46	1.66	2.02
Total mortgage services .		4.76	3.74	2.94	2.68	2.97	2.57	2.55	2.54
Consumer lending:
–	first lien	2.08	1.92	1.87	1.90	2.31	2.27	2.32	2.41
–	second lien	3.08	2.03	1.76	2.61	2.07	2.04	2.37	2.45
Total consumer lending .		2.22	1.93	1.86	2.00	2.28	2.24	2.32	2.42

1	In December 2006, the vehicle finance business changed its write-off policy to provide that the principal balance of vehicle loans in excess of the estimated net realisable value will be written-off 30 days (previously 90 days) after the financed vehicle has been repossessed if it remains unsold, unless it becomes 150 days contractually delinquent, at which time such excess will be written off. This resulted in a one-time acceleration of write-off which totalled US$24 million in December 2006. In connection with this policy change the vehicle finance business also changed its methodology for reporting two-months-and-over contractual delinquency to include loan balances associated with repossessed vehicles which have not yet been written down to net realisable value. This resulted in an increase of 42 basis points to the vehicle finance delinquency ratio and an increase of 3 basis points to the total consumer delinquency ratio.Prior period amounts have been restated to conform to the current year presentation.
2	In December 2005, the acquisition of Metris was completed which included loans and advances of US$5.3 billion. This event had a significant impact on this ratio. Excluding the loans and advances from the Metris acquisition from the December 2005 calculation, the consumer delinquency ratio for the credit card portfolio was 3.71 per cent and total consumer delinquency was 3.00 per cent.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Impairment losses / HSBC Holdings / Risk elements

Charge for impairment losses as a percentage of average gross loans and advances to customers
(Unaudited)

			Rest of	North	Latin
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	%	%	%	%	%	%
Year ended 31 December 2006
New allowances net of allowance releases	0.87	0.23	0.80	2.52	3.95	1.49
Recoveries	(0.14)	(0.05)	(0.13)	(0.03)	(0.50)	(0.10)

Impairment allowances	0.73	0.18	0.67	2.49	3.45	1.39

Total charge for impairment losses	0.73	0.18	0.67	2.49	3.45	1.39
Amount written off net of recoveries	0.77	0.20	0.62	1.77	3.36	1.15
Year ended 31 December 2005 (restated1)
New allowances net of allowance releases	0.76	0.24	0.33	2.15	3.97	1.25
Recoveries	(0.03)	(0.06)	(0.13)	(0.07)	(0.68)	(0.09)

Impairment allowances	0.73	0.18	0.20	2.08	3.29	1.16

Total charge for impairment losses	0.73	0.18	0.20	2.08	3.29	1.16
Amount written off net of recoveries	1.00	0.31	0.37	2.02	2.77	1.26
Year ended 31 December 2004 (restated1)
New provisions	0.78	0.31	0.77	2.61	3.09	1.41
Releases and recoveries	(0.33)	(0.30)	(0.49)	(0.28)	(1.32)	(0.35)

Net charge for specific provisions	0.45	0.01	0.28	2.33	1.77	1.06

Total provisions charged	0.39	(0.29)	0.19	2.31	1.64	0.99
Amount written off net of recoveries	0.46	0.33	0.61	2.57	3.41	1.26
Year ended 31 December 2003 (restated1)
New provisions	0.76	0.89	0.96	3.06	2.22	1.60
Releases and recoveries	(0.25)	(0.30)	(0.80)	(0.25)	(0.65)	(0.32)

Net charge for specific provisions	0.51	0.59	0.16	2.81	1.57	1.28

Total provisions charged	0.45	0.54	0.20	2.84	1.23	1.25
Amount written off net of recoveries	0.39	0.73	0.86	2.58	7.20	1.40
Year ended 31 December 2002 (restated1)
New provisions	0.62	0.75	1.13	0.50	7.05	0.78
Releases and recoveries	(0.21)	(0.26)	(0.90)	(0.14)	(1.13)	(0.29)

Net charge for specific provisions	0.41	0.49	0.23	0.36	5.92	0.49

Total provisions charged	0.37	0.35	0.25	0.32	3.05	0.38
Amount written off net of recoveries	0.25	0.72	1.55	0.42	2.74	0.56

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

Back to Contents

HSBC Holdings
(Audited)

HSBC Holdings manages its credit risk by limiting its exposure to transactions with its subsidiary undertakings.

     HSBC Holdings’ maximum exposure to credit risk at 31 December 2006, excluding collateral or other credit enhancements, was as tabulated below.

     No collateral or other credit enhancements were held by HSBC Holdings in respect of its transactions with subsidiary undertakings.

     HSBC Holdings’ financial assets are held with subsidiaries of HSBC, primarily those domiciled in Europe and North America.

	2006			2005

	Off-balance			Off-balance
	Carrying	sheet	Maximum	Carrying	sheet	Maximum
	value	exposure	exposure	value	exposure	exposure
	US$m	US$m	US$m	US$m	US$m	US$m

Derivatives	1,599	–	1,599	968	–	968
Loans and advances to HSBC undertakings	14,456	3,967	18,423	14,092	3,663	17,755
Financial investments – debt securities of HSBC undertakings	3,316	–	3,316	3,256	–	3,256
Guarantees	–	17,605	17,605	–	36,877	36,877

	19,371	21,572	40,943	18,316	40,540	58,856

Risk elements in the loan portfolio
(Unaudited)

The disclosure of credit risk elements under the following headings reflects US accounting practice and classifications:

•	loans accounted for on a non-accrual basis;

•	accruing loans contractually past due 90 days or more as to interest or principal; and

•	troubled debt restructurings not included in the above.

Troubled debt restructurings
(Unaudited)

US GAAP requires separate disclosure of any loans whose terms have been modified because of problems with the borrower to grant concessions other than are warranted by market conditions. These are classified as ‘troubled debt restructurings’ and are distinct from the normal restructuring activities in personal loan portfolios described in ‘Renegotiated loans’ on page 196. Disclosure of troubled debt restructurings may be discontinued after the first year if the debt performs in accordance with the new terms.

     Troubled debt restructurings were broadly in line with 2005.

Unimpaired loans past due 90 days or more
(Unaudited)

Unimpaired loans contractually past due 90 days or more increased by 18 per cent. The rise was largely attributable to the US and, to a lesser extent, Mexico. In the US, the credit deterioration in the mortgage services business was the principal cause of the rise and in Mexico the increase was partly volume driven.

Impaired loans
(Unaudited)

In accordance with IFRSs, interest income continues to be recognised on assets that have been written down as a result of an impairment loss. In the following tables, HSBC presents information on its impaired loans and advances which are designated in accordance with the policy described above.

     Impaired loans are consistent with the ‘non-accrual basis’ classification used in US GAAP and in prior years. For further information on impaired loans refer to page 174.

Potential problem loans
(Unaudited)

Credit risk elements also cover potential problem loans. These are loans where information about borrowers’ possible credit problems causes management serious doubts about the borrowers’ ability to comply with the loan repayment terms. There are no potential problem loans other than those identified in the table of risk elements set out below, and as discussed in ‘areas of special interest’ above, including ARMs and stated income products.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Risk elements / Liquidity and funding > Policies / Primary sources of funding

Risk elements
(Unaudited)

The following table provides an analysis of risk elements in the loan portfolios at 31 December for the past five years:

	At 31 December (restated1)

	2006	2005	2004	2003	2002
	US$m	US$m	US$m	US$m	US$m
Impaired loans
Europe	5,858	5,081	6,053	5,680	4,479
Hong Kong	454	506	696	1,670	1,707
Rest of Asia-Pacific	1,188	945	1,172	1,519	2,008
North America	4,822	3,710	3,600	4,177	491
Latin America	1,478	1,226	932	1,170	1,657

	13,800	11,468	12,453	14,216	10,342

Troubled debt restructurings
Europe	360	239	213	335	41
Hong Kong	189	198	436	571	396
Rest of Asia-Pacific	73	121	56	68	89
North America	1,712	1,417	1,600	1,569	3
Latin America	915	878	830	1,041	670

	3,249	2,853	3,135	3,584	1,199

Unimpaired loans contractually past due 90 days or more as to principal or interest
Europe	237	592	68	34	16
Hong Kong	79	74	67	205	193
Rest of Asia-Pacific	78	40	56	45	33
North America	1,364	924	1,171	1,252	40
Latin America	165	4	–	2	9

	1,923	1,634	1,362	1,538	291

Risk elements on loans
Europe	6,455	5,912	6,334	6,049	4,536
Hong Kong	722	778	1,199	2,446	2,296
Rest of Asia-Pacific	1,339	1,106	1,284	1,632	2,130
North America	7,898	6,051	6,371	6,998	534
Latin America	2,558	2,108	1,762	2,213	2,336

	18,972	15,955	16,950	19,338	11,832

Assets held for resale
Europe	30	205	27	32	26
Hong Kong	42	49	75	2	17
Rest of Asia-Pacific	17	31	21	30	54
North America	916	571	664	720	17
Latin America	91	103	44	74	84

	1,096	959	831	858	198

Total risk elements
Europe	6,485	6,117	6,361	6,081	4,562
Hong Kong	764	827	1,274	2,448	2,313
Rest of Asia-Pacific	1,356	1,137	1,305	1,662	2,184
North America	8,814	6,622	7,035	7,718	551
Latin America	2,649	2,211	1,806	2,287	2,420

	20,068	16,914	17,781	20,196	12,030

	%	%	%	%	%

Loan impairment allowances as a percentage of risk elements on loans	71.6	71.2	74.1	70.9	77.2

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

Back to Contents
Liquidity and funding management

(Audited)

Liquidity risk is the risk that HSBC does not have sufficient financial resources to meet its obligations when they fall due, or will have to do so at excessive cost. This risk can arise from mismatches in the timing of cash flows. Funding risk (a particular form of liquidity risk) arises when the necessary liquidity to fund illiquid asset positions cannot be obtained at the expected terms and when required.

     The objective of HSBC’s liquidity and funding management is to ensure that all foreseeable funding commitments and deposit withdrawals can be met when due, and that wholesale market access is co-ordinated and cost effective. It is HSBC’s objective to maintain a diversified and stable funding base comprising core retail and corporate customer deposits and institutional balances. This is augmented by wholesale funding and portfolios of highly liquid assets which are diversified by currency and maturity, with the objective of enabling HSBC to respond quickly and smoothly to unforeseen liquidity requirements.

     HSBC requires operating entities to maintain a strong liquidity position and to manage the liquidity profile of their assets, liabilities and commitments with the objective of ensuring that cash flows are appropriately balanced and all obligations are met when due.

Policies and procedures
(Audited)

The management of liquidity and funding is primarily carried out locally in the operating companies of HSBC in accordance with practices and limits set by the Group Management Board. These limits vary by local financial unit to take account of the depth and liquidity of the market in which the entity operates. It is HSBC’s general policy that each banking entity should be self-sufficient with regards to funding its own operations. Exceptions are permitted to facilitate the efficient funding of certain short-term treasury requirements and start-up operations or branches which do not have access to local deposit markets, all of which are funded under clearly defined internal and regulatory guidelines and limits from HSBC’s largest banking operations. These internal and regulatory limits and guidelines serve to place formal limitations on the transfer of resources between HSBC entities and are necessary to reflect the broad range of currencies, markets and time zones within which HSBC operates.

     The Group’s liquidity and funding management process includes:

•	projecting cash flows by major currency and considering the level of liquid assets necessary in relation thereto;

•	monitoring balance sheet liquidity ratios against internal and regulatory requirements;

•	maintaining a diverse range of funding sources with adequate back-up facilities;

•	managing the concentration and profile of debt maturities;

•	maintaining debt financing plans;

•	monitoring depositor concentration in order to avoid undue reliance on large individual depositors and ensuring a satisfactory overall funding mix; and

•	maintaining liquidity and funding contingency plans. These plans identify early indicators of stress conditions and describe actions to be taken in the event of difficulties arising from systemic or other crises, while minimising adverse long-term implications for the business.

Primary sources of funding
(Audited)

Current accounts and savings deposits payable on demand or at short notice form a significant part of HSBC’s funding. HSBC places considerable importance on maintaining the stability of these deposits.

     The stability of deposits, which are a primary source of funding, depends upon maintaining depositor confidence in HSBC’s capital strength and liquidity, and on competitive and transparent deposit-pricing strategies.

     HSBC also accesses professional markets in order to provide funding for non-banking subsidiaries that do not accept deposits, to maintain a presence in local money markets and to optimise the funding of asset maturities not naturally matched by core deposit funding. In aggregate, HSBC’s banking entities are liquidity providers to the inter-bank market, placing significantly more funds with other banks than they borrow.

     The main operating subsidiary that does not accept deposits is HSBC Finance, which funds itself principally through taking term funding in the professional markets and through the securitisation of assets. At 31 December 2006, US$150 billion (2005: US$132 billion) of HSBC Finance’s liabilities were drawn from professional markets, utilising a

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Liquidity and funding > Primary sources of funding / HSBC Holdings range of products, maturities and currencies to avoid undue reliance on any particular funding source.

     Of total liabilities of US$1,746 billion at 31 December 2006 (2005: US$1,404 billion), funding from customers amounted to US$911 billion (2005: US$810 billion), of which US$872 billion

(2005: US$773 billion) was contractually repayable within one year. However, although the contractual repayments of many customer accounts are on demand or at short notice, in practice short-term deposit balances remain stable as inflows and outflows broadly match.
Cash flows payable by HSBC under financial liabilities by remaining contractual maturities
(Audited)

			Due	Due
		Due	between	between	Due
	On	within 3	3 and 12	1 and 5	after 5
	demand	months	months	years	years
	US$m	US$m	US$m	US$m	US$m
At 31 December 2006
Deposits by banks	29,609	55,239	8,462	6,356	4,893
Customer accounts	535,695	301,847	47,560	25,155	5,420
Financial liabilities designated at fair value	8,990	1,103	2,855	36,194	52,222
Debt securities in issue	919	80,288	38,831	102,069	51,171
Subordinated liabilities	–	285	1,296	11,221	30,764
Other financial liabilities	14,824	35,494	1,978	1,543	878

	590,037	474,256	100,982	182,538	145,348

At 31 December 2005
Deposits by banks	21,672	29,937	11,026	7,619	4,259
Customer accounts	424,880	254,354	40,813	29,619	6,531
Financial liabilities designated at fair value	6,258	1,365	4,603	34,244	73,534
Debt securities in issue	1,487	64,824	51,538	118,109	24,823
Subordinated liabilities	–	714	2,453	14,583	30,555
Other financial liabilities	12,922	14,871	971	109	689

	467,219	366,065	111,404	204,283	140,391

For information on the contractual maturity of gross loan commitments, see Note 41 on the Financial Statements.

     The balances in the above table will not agree directly to the balances in the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal as well as those associated with all future coupon payments. Liabilities in trading portfolios have not been analysed by contractual maturity because trading assets and liabilities are typically held for short periods of time.

     Assets available to meet these liabilities, and to cover outstanding commitments (2006: US$715 billion; 2005: US$642 billion), included cash, central bank balances, items in the course of collection and treasury and other bills (2006: US$87 billion; 2005: US$75 billion); loans to banks (2006: US$237 billion; 2005: US$156 billion), including US$179 billion (2005: US$121 billion) repayable within one year; and loans to customers (2006: US$940 billion; 2005: US$793 billion), including US$360 billion (2005: US$313 billion) repayable within one year. In the normal course of business, a proportion of customer loans contractually repayable within one year will be extended. In addition, HSBC held debt securities marketable at a value of US$336 billion (2005: US$273 billion). Of these assets, some US$93 billion (2005: US$98 billion) of debt securities and treasury and other bills were pledged to secure liabilities.

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

     Minimum liquidity ratio limits are set for each bank operating entity. Limits reflect the local market

Back to Contents

place, the diversity of funding sources available, and the concentration risk from large depositors. Compliance with entity level limits is monitored by Group Finance in Head Office and reported regularly to the Risk Management Meeting.

Ratio of net liquid assets to customer liabilities
(Unaudited)

Although consolidated data is not utilised in the management of HSBC’s liquidity, the consolidated liquidity ratio figures of net liquid assets to customer liabilities shown in the following table provide a useful insight into the overall liquidity position of the Group’s banking entities.

	Year ended 31 December

	2006	2005
	%	%

Year-end	20.6	17.1
Maximum	22.1	17.5
Minimum	17.1	14.4
Average	19.3	16.3

HSBC Holdings
(Audited)

HSBC Holdings’ primary sources of cash are interest and capital receipts from its subsidiaries, which it deploys in short-term bank deposits or liquidity funds. HSBC Holdings’ primary uses of cash are investments in subsidiaries, interest payments to debt holders and dividend payments to shareholders. On an ongoing basis, HSBC Holdings replenishes its liquid resources through the receipt of interest on, and repayment of, intra-group loans, from dividends paid by subsidiaries and from interest earned on its own liquid funds. The ability of its subsidiaries to pay dividends or advance monies to HSBC Holdings depends, among other things, on their respective regulatory capital requirements, statutory reserves, and financial and operating performance.

     HSBC actively manages the cash flows from its subsidiaries to optimise the amount of cash held at the holding company level, and expects to continue doing so in the future. The wide range of HSBC’s activities means that HSBC Holdings is not dependent on a single source of profits to fund its dividends. Together with its accumulated liquid assets, HSBC Holdings believes that planned dividends and interest from subsidiaries will enable it to meet anticipated cash obligations. Also, in usual circumstances, HSBC Holdings has full access to capital markets on normal terms.

Cash flows payable by HSBC Holdings under financial liabilities by remaining contractual maturities
(Audited)

			Due	Due
		Due	between	between	Due
	On	within 3	3 and 12	1 and 5	after 5
	demand	months	months	years	years
	US$m	US$m	US$m	US$m	US$m
At 31 December 2006
Amounts owed to HSBC undertakings	109	221	88	3,025	5
Financial liabilities designated at fair value	–	177	532	4,039	21,029
Subordinated liabilities	–	158	473	2,525	23,327
Other financial liabilities	13	1,608	–	–	8

	122	2,164	1,093	9,589	44,369

At 31 December 2005
Amounts owed to HSBC undertakings	664	176	1,060	1,654	521
Financial liabilities designated at fair value	–	140	420	3,442	20,382
Subordinated liabilities	–	107	321	2,771	15,638
Other financial liabilities	13	1,278	–	–	7

	677	1,701	1,801	7,867	36,548

At 31 December 2006, the short-term liabilities of HSBC Holdings totalled US$1,919 million (2005: US$3,191 million), including US$1,507 million in respect of the proposed third interim dividend for 2006 (2005: US$1,193 million). Short-term assets of

US$7,738 million (2005: US$5,599 million) consisted mainly of cash at bank of US$729 million (2005: US$756 million) and loans and advances to HSBC undertakings of US$6,886 million (2005: US$4,661 million).

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Market risk > Value at risk

Market risk management

(Audited)

The objective of HSBC’s market risk management is to manage and control market risk exposures in order to optimise return on risk while maintaining a market profile consistent with the Group’s status as a premier provider of financial products and services.

     Market risk is the risk that movements in market risk factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices will reduce HSBC’s income or the value of its portfolios. Credit risk is discussed separately in the Credit risk section on page 171.

     HSBC separates exposures to market risk into either trading or non-trading portfolios. Trading portfolios include those positions arising from market-making, proprietary position-taking and other marked-to-market positions so designated. The contribution of the marked-to-market positions so designated but not held with trading intent is disclosed separately.

     Non-trading portfolios primarily arise from the interest rate management of HSBC’s retail and commercial banking assets and liabilities.

     The management of market risk is principally undertaken in Global Markets using risk limits approved by the Group Management Board. Limits are set for portfolios, products and risk types, with market liquidity being a principal factor in determining the level of limits set. Traded Credit and Market Risk, an independent unit within Corporate, Investment Banking and Markets, develops the Group’s market risk management policies and measurement techniques. Each major operating entity has an independent market risk control function which is responsible for measuring market risk exposures in accordance with the policies defined by Traded Credit and Market Risk, and monitoring and reporting these exposures against the prescribed limits on a daily basis.

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
(Audited)

One of the principal tools used by HSBC to monitor and limit market risk exposure is VAR. VAR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.

     The VAR models used by HSBC are predominantly based on historical simulation. The historical simulation models derive plausible future scenarios from historical market rate time series, taking account of inter-relationships between different markets and rates, for example, between interest rates and foreign exchange rates. The models also incorporate the impact of option features in the underlying exposures.

     The historical simulation models used by HSBC incorporate the following features:

•	potential market movements are calculated with reference to data from the last two years;

•	historical market rates and prices are calculated with reference to foreign exchange rates and commodity prices, interest rates, equity prices and the associated volatilities;

•	VAR is calculated to a 99 per cent confidence level; and

•	VAR is calculated for a one-day holding period.

     HSBC routinely validates the accuracy of its VAR models by backtesting the actual daily profit and loss results, adjusted to remove non-modelled items such as fees and commissions, against the corresponding VAR numbers. Statistically, HSBC would expect to see losses in excess of VAR only one per cent of the time over a one-year period. The actual number of excesses over this period can therefore be used to gauge how well the models are performing.

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

Back to Contents

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

     The VAR, for both trading and non-trading portfolios, for Global Markets was as follows:

Value at risk
(Audited)

	2006	2005
	US$m	US$m

At 31 December	67.3	128.5
Average	74.3	174.1
Minimum	39.4	108.2
Maximum	137.5	248.8

     Total VAR at 31 December 2006 fell compared with 31 December 2005. The major cause of this was a reduction in risk positions arising from the Group’s balance sheet management activities.

     The daily VAR, for both trading and non-trading portfolios, for HSBC Global Markets was as follows:

Daily total VAR for Global Markets (US$m)
(Unaudited)

     The histograms below illustrate the frequency of daily revenue arising from Global Markets’ trading, balance sheet management and other trading activities. The average daily revenue earned therefrom in 2006 was US$21.3 million, compared with US$18.7 million in 2005. The standard deviation of these daily revenues was US$11.4 million compared with US$10.4 million in 2005. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

     An analysis of the frequency distribution of daily revenue shows that there were two days with negative revenue during 2006 and three days in 2005. The most frequent result was a daily revenue of between US$16 million and US$20 million with 46 occurrences.

Daily distribution of Global Markets’ trading, balance sheet management and other trading revenues
(Unaudited)

Year ended 31 December 2006

Year ended 31 December 2005

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Market risk > Value at risk / Trading portfolios / Non-trading portfolios

Fair value and price verification control
(Audited)

Where certain financial instruments are carried on the Group’s balance sheet at fair values, the valuation and the related price verification processes are subject to independent validation across the Group. Financial instruments which are accounted for on a fair value basis include assets held in the trading portfolio, financial instruments designated at fair value, obligations related to securities sold short, all derivative financial instruments and available-for-sale securities.

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

Trading portfolios
(Audited)

HSBC’s control of market risk is based on a policy of restricting individual operations to trading within a list of permissible instruments authorised for each site by Traded Credit and Market Risk, enforcing rigorous new product approval procedures, and of restricting trading in the more complex derivative products only to offices with appropriate levels of product expertise and robust control systems.

     In addition, at both portfolio and position levels, market risk in trading portfolios is monitored and controlled using a complementary set of techniques. These include VAR and, for interest rate risk, present value of a basis point movement in interest rates, together with stress and sensitivity testing and concentration limits. These techniques quantify the impact on capital of defined market movements.

     Total trading VAR for Global Markets at 31 December 2006 was US$32.6 million (2005: US$32.7 million). The VAR from positions taken without trading intent was US$4.7 million (2005: US$6.9 million), the principal components of which were hedges that failed to meet the strict documentation and testing requirements of IAS 39 (i.e. ‘non-qualifying’ hedges) and other positions transacted as economic hedges but which also did not qualify for hedge accounting. HSBC’s policy on hedging is to manage economic risk in the most appropriate way without regard as to whether hedge accounting is available, within limits regarding the potential volatility of reported earnings.

     Trading VAR is further analysed below by risk type, by positions taken with trading intent and by positions taken without trading intent:

Total trading VAR by risk type (Audited)
	Foreign
	exchange and	Interest
	commodity	rate	Equity	Total
	US$m	US$m	US$m	US$m

At 31 December 2006	7.3	26.0	11.8	32.6
At 31 December 2005	4.6	33.8	4.7	32.7
Average
2006	6.3	33.9	6.5	33.3
2005	6.9	37.3	5.5	37.3
Minimum
2006	2.6	18.3	2.6	20.9
2005	2.9	24.3	2.3	23.5
Maximum
2006	12.7	53.6	11.8	52.3
2005	12.4	76.9	10.9	73.2

Back to Contents

Positions taken with trading intent – VAR by risk type (Audited)
	Foreign
	exchange and	Interest
	commodity	rate	Equity	Total
	US$m	US$m	US$m	US$m

At 31 December 2006	7.3	27.9	11.8	30.2
At 31 December 2005	4.6	28.4	4.7	30.1
Average
2006	6.3	31.7	6.5	31.6
2005	6.9	33.3	5.5	33.5
Minimum
2006	2.6	18.3	2.6	19.9
2005	2.9	25.5	2.3	25.7
Maximum
2006	12.7	49.6	11.8	48.2
2005	12.4	49.0	10.9	46.7

Positions taken without trading intent – VAR by risk type
(Audited)

	Foreign
	exchange and	Interest
	commodity	rate	Equity	Total
	US$m	US$m	US$m	US$m

At 31 December 2006	–	4.7	–	4.7
At 31 December 2005	–	6.9	–	6.9
Average
2006	–	5.6	–	5.6
2005	–	8.6	–	8.6
Minimum
2006	–	2.5	–	2.5
2005	–	1.4	–	1.4
Maximum
2006	–	10.5	–	10.5
2005	–	24.5	–	24.5

Non-trading portfolios
(Audited)

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

     The transfer of market risk to books managed by Global Markets or supervised by ALCO is usually achieved by a series of internal deals between the business units and these books. When the behavioural characteristics of a product differ from its contractual characteristics, the behavioural characteristics are assessed to determine the true underlying interest rate risk. Local ALCOs are required to regularly monitor all such behavioural assumptions and interest rate risk positions, to ensure they comply with interest rate risk limits established by the Group Management Board.

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

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Market risk > Non-trading portfolios / Sensitivity of NII

     Once market risk has been consolidated in Global Markets or ALCO-managed books, the net exposure is typically managed through the use of interest rate swaps within agreed limits.

     The principal non-trading risks which are not included in VAR for Global Markets (see ‘Value at risk’ above) are detailed below.

Non-trading risks not included in Global Markets VAR
(Audited)

		Mortgage
	HSBC	servicing	Capital
	Finance	rights	instruments
	US$m	US$m	US$m

At 31 December 2006	11.6	3.2	87.4
At 31 December 2005	13.5	3.9	65.0
Average
2006	15.5	2.9	72.1
2005	13.4	3.2	70.3
Minimum
2006	6.8	2.5	58.8
2005	6.2	2.4	62.3
Maximum
2006	23.9	3.9	87.4
2005	41.6	4.0	78.2

     Market risk within HSBC Finance primarily arises from mismatches between future behaviouralised asset yields and their funding costs and associated derivatives. The sub-prime mortgage portfolio is a sub-set of this portfolio of behaviouralised assets. This non-trading risk is principally managed by controlling the sensitivity of projected net interest income under varying interest rate scenarios.

     VAR limits are set to control the total market risk exposure of HSBC Finance.

     Market risk arising in the prime residential mortgage business of HSBC Bank USA is primarily managed by a specialist function within the business, under guidelines established by HSBC Bank USA’s ALCO. A range of risk management tools is applied to hedge the sensitivity arising from movements in interest rates. The key element of market risk within the US prime mortgage business relates to the prepayment options embedded in US prime mortgages, which affect the sensitivity of the value of mortgage servicing rights (‘MSRs’) to interest rate movements and the net interest margin on mortgage assets. MSRs represent the economic value of the right to receive fees for performing specified residential mortgage servicing activities. They are sensitive to interest rate movements because lower rates accelerate the prepayment speed of the underlying mortgages and therefore reduce the value of the MSRs. The reverse is true for rising rates. HSBC uses a combination of interest rate-sensitive derivatives and debt securities to help protect the economic value of MSRs. An accounting asymmetry can arise in this area because the derivatives used to hedge the economic exposure arising from MSRs are always measured at fair value, but the MSRs themselves are measured for accounting purposes at the lower of amortised cost and valuation. It is, therefore, possible for an economically hedged position not to be shown as such in the accounts, when the hedge shows a loss but the MSRs cannot be revalued above cost to reflect the related profit. HSBC’s policy is to hedge the economic risk.

     VAR limits are set to control the exposure to MSRs and MSRs hedges.

     Market risk arises on fixed-rate securities issued by HSBC. These securities are managed as capital instruments and include non-cumulative preference shares, non-cumulative perpetual preferred securities and fixed rate subordinated debt.

     Market risk arising in HSBC’s insurance businesses is discussed in ‘Risk management of insurance operations’ on pages 228 to 242.

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

Back to Contents

     The present value of HSBC’s defined benefit pension plans’ liabilities was US$32.2 billion at 31 December 2006, compared with US$27.7 billion at 31 December 2005. Assets of the defined benefit schemes at 31 December 2006 comprised: equity investments 30 per cent (46 per cent at 31 December 2005); debt securities 56 per cent (33 per cent at 31 December 2005) and other (including property) 14 per cent (21 per cent at 31 December 2005). (See Note 7 on the Financial Statements).

Sensitivity of net interest income
(Unaudited)

A principal part of HSBC’s management of market risk in non-trading portfolios is to monitor the sensitivity of projected net interest income under varying interest rate scenarios (simulation modelling). HSBC aims, through its management of market risk in non-trading portfolios, to mitigate the impact of prospective interest rate movements which could reduce future net interest income, while balancing the cost of such hedging activities on the current net revenue stream.

     For simulation modelling, businesses use a combination of scenarios relevant to local businesses and local markets and standard scenarios which are required throughout HSBC. The standard scenarios are consolidated to illustrate the combined pro forma effect on HSBC’s consolidated portfolio valuations and net interest income.

     The table below sets out the impact on future net interest income of an incremental 25 basis points parallel fall or rise in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 January 2007. Assuming no management actions, a series of such rises would decrease planned net interest income for 2007 by US$578 million (2006: US$525 million), while a series of such falls would increase planned net interest income by US$511 million (2006: US$474 million). These figures incorporate the impact of any option features in the underlying exposures.

     Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into currency blocs whose interest rates are considered likely to move together. The sensitivity of projected net interest income, on this basis, is as follows:

Sensitivity of projected net interest income
(Unaudited)

		Rest of	Hong Kong	Rest of
	US dollar	Americas	dollar	Asia	Sterling	Euro
	bloc	bloc	bloc	bloc	bloc	bloc	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Change in 2007 projected net interest
income arising from a shift in yield curves of:
+25 basis points at the beginning of each quarter	(342)	53	(32)	18	(163)	(112)	(578)
–25 basis points at the beginning of each quarter	249	(53)	52	(14)	164	113	511
Change in 2006 projected net interest
income arising from a shift in yield curves of:
+25 basis points at the beginning of each quarter	(448)	74	(18)	28	(47)	(114)	(525)
–25 basis points at the beginning of each quarter	402	(72)	20	(39)	51	112	474

     The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios. The figures represent the effect of the pro forma movements in net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Global Markets or in the business units to mitigate the impact of this interest rate risk. In reality, Global Markets seeks proactively to change the interest rate risk profile to minimise losses and optimise net revenues. The projections above also assume that interest rates of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections make other simplifying assumptions too, including that all positions run to maturity.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Market risk > Sensitivity of NII / Structural foreign exchange / HSBC Holdings

     HSBC’s exposure to the effect of movements in interest rates on its net interest income arise in three main areas: core deposit franchises, HSBC Finance and Global Markets.

•	Core deposit franchises: these are exposed to changes in the value of deposits raised and spreads on wholesale funds. In a low interest rate environment, the value of core deposits increases as interest rates rise and decreases as interest rates fall. This risk is asymmetrical in a very low interest rate environment, however, as there is limited room to lower deposit pricing in the event of interest rate reductions.

•	HSBC Finance offsets the sensitivity of the core deposit franchises to interest rate reductions. This arises from the fact that HSBC Finance has a substantial fixed rate, real estate secured, lending portfolio which is primarily funded with interest rate sensitive short-term liabilities.

•	Residual interest rate risk is managed within Global Markets. This reflects the Group’s policy of transferring all interest rate risk to Global Markets to be managed within defined limits and with flexibility as to the instruments used.

The main influences on the sensitivity of the Group’s net interest income to the changes in interest rates tabulated above are as follows:

•	Global Markets decreased its exposure to US dollar assets in non-trading portfolios and the average life of certain assets in HSBC Finance fell as they neared expected maturity, both of which contributed to the decreased sensitivity in this currency to both rising and falling rates.

•	Growth in sterling net trading assets, the funding for which is generally sourced from short-term retail deposits and recorded in net interest income but the income from which is recorded in net trading income, has contributed to the increased sensitivity to both rising and falling rates in this currency.

•	Global Markets also reduced its exposure to euro assets in non-trading portfolios which decreased the net interest income sensitivity in this currency. However, this decrease was offset by an increase in euro net trading assets.

     It can be seen from the above that projecting the movement in net interest income from prospective changes in interest rates is a complex interaction of structural and managed exposures. In a rising rate environment, the most critical exposures are those managed within Global Markets.

     HSBC monitors the sensitivity of reported reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of available-for-sale portfolios and cash flow hedges due to parallel movements of plus or minus 100 basis points in all yield curves. The table below describes the sensitivity of HSBC’s reported reserves to these movements at the end of 2006 and 2005 and the maximum and minimum month-end figures during these years:
Sensitivity of reported reserves to interest rate movements (Unaudited)
			Maximum		Minimum
			impact		impact
	US$m		US$m		US$m
At 31 December 2006
+ 100 basis point parallel move in all yield curves	(1,558)		(2,015)		(1,358)
As a percentage of total shareholders’ equity	(1.4%	)	(1.9%	)	(1.3%	)

- 100 basis point parallel move in all yield curves	1,456		1,944		1,270
As a percentage of total shareholders’ equity	1.3%		1.8%		1.2%

At 31 December 2005
+ 100 basis point parallel move in all yield curves	(1,918)		(2,655)		(1,918)
As a percentage of total shareholders’ equity	(2.0%	)	(2.8%	)	(2.0%	)

- 100 basis point parallel move in all yield curves	1,877		2,543		1,877
As a percentage of total shareholders’ equity	2.0%		2.7%		2.0%

Back to Contents

     The sensitivities are illustrative only and are based on simplified scenarios. The table shows interest rate risk exposures arising in available-for-sale portfolios and from cash flow hedges which are marked-to-market through reserves. These particular exposures form only a part of the Group’s overall interest rate exposures. The accounting treatment under IFRSs of the Group’s remaining interest rate exposures, while economically largely offsetting the exposures shown in the above table, does not require revaluation movements to go to reserves.

Structural foreign exchange exposures
(Unaudited)

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

     Selective hedges were in place during 2006. Hedging is undertaken using forward foreign exchange contracts which are accounted for under IFRSs as hedges of a net investment in a foreign operation, or by financing with borrowings in the same currencies as the functional currencies involved. There was no ineffectiveness arising from these hedges in the year ended 31 December 2006.

     There was no material effect from exchange differences on HSBC’s capital ratios during the year.

HSBC Holdings
(Audited)

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

     The objectives of HSBC Holdings’ market risk management are to minimise income statement volatility arising from short-term cash balances and funding positions; to minimise the market risk arising from long-term investments and long-term liabilities; and to protect distributable reserves from any adverse market risk variables.

     Market risk for HSBC Holdings is monitored by its Structural Positions Review Group.

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

     Revaluations due to foreign exchange rate movements affecting loans to subsidiary undertakings of a capital nature which are denominated in the functional currency of either the borrower or the recipient, are taken directly to reserves. Equity investments in subsidiary undertakings are accounted for on a cost basis and are not revalued following movements in exchange rates.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Market risk > HSBC Holdings / Residual value risk / Operational risk > Legal litigation risk

     Total VAR arising within HSBC Holdings in 2006 and 2005 was as follows:

(Audited)	Foreign	Interest
	exchange	rates	Total
	US$m	US$m	US$m

At 31 December 2006	30.8	61.4	66.4
At 31 December 2005	26.1	36.1	51.4
Average
2006	27.4	43.6	49.2
2005	24.0	33.7	48.9
Minimum
2006	23.2	30.7	34.8
2005	22.0	29.6	42.6
Maximum
2006	32.0	61.4	66.4
2005	26.1	45.9	56.6

     The increase in Total VAR during 2006 is due mainly to fixed rate debt capital issues in the period.

(Unaudited)

     A principal tool in the management of market risk is the projected sensitivity of HSBC Holdings’

net interest income to future changes in yield curves.

     The table below sets out the effect on HSBC Holdings’ future net interest income of an incremental 25 basis point parallel fall or rise in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 January 2006.

     Assuming no management action, a series of such rises would increase HSBC Holdings’ planned net interest income for 2007 by US$8 million (2006: decrease of US$7 million) while a series of such falls would decrease planned net interest income by US$8 million (2006: increase of US$7 million). These figures incorporate the impact of any option features in the underlying exposures.

     Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into currency blocs whose interest rates are considered likely to move together. The sensitivity of projected net interest income, on this basis, is described as follows:

(Unaudited)	US dollar	Sterling	Euro
	bloc	bloc	bloc	Total
	US$m	US$m	US$m	US$m
Change in 2007 projected net interest income arising from a shift in yield curves of:
+ 25 basis points at the beginning of each quarter	(7)	6	9	8
– 25 basis points at the beginning of each quarter	7	(6)	(9)	(8)
Change in 2006 projected net interest income arising from a shift in yield curves of:
+ 25 basis points at the beginning of each quarter	(18)	5	6	(7)
– 25 basis points at the beginning of each quarter	18	(5)	(6)	7

     HSBC Holdings’ principal exposure to changes in its net interest income from movements in interest rates arises on short-term cash balances, floating rate loans advanced to subsidiary undertakings and fixed rate debt capital securities in issue which have been swapped to floating rate.

     The interest rate sensitivities tabulated above are illustrative only and are based on simplified scenarios. The figures represent the effect of pro forma movements in net interest income based on the projected yield curve scenarios and HSBC Holdings’ current interest rate risk profile. They do not take into account the effect of actions that could be taken to mitigate this interest rate risk, however.

     Although new fixed rate capital issues have caused an increase in VAR as disclosed above, the new issues have not materially impacted the net interest income sensitivity for the 12 months from

1 January 2007 as the funds received have generally been used to increase long-term investments in subsidiaries.

Residual value risk management

(Unaudited)

A significant part of a lessor’s return from operating leases is dependent upon its management of residual value risk. This arises from operating lease transactions to the extent that the values recovered from disposing of leased assets or re-letting them at the end of the lease terms (the ‘residual values’) differ from those projected at the inception of the leases. The business regularly monitors residual value exposure by reviewing the recoverability of the residual value projected at lease inception. This entails considering the potential of re-letting of operating lease assets and their projected disposal

Back to Contents

proceeds at the end of their lease terms. Provision is made to the extent that the carrying values of leased assets are impaired through residual values not being fully recoverable.

     The net book value of equipment leased to customers on operating leases by the Group includes projected residual values at the end of current lease terms, to be recovered through re-letting or disposal in the following periods:

(Unaudited)	2006	2005
	US$m	US$m

Within 1 year	200	355
Between 1-2 years	414	152
Between 2-5 years	379	313
More than 5 years	1,996	1,684

Total exposure	2,989	2,504

Operational risk management

(Unaudited)

Operational risk is the risk of loss arising from fraud, unauthorised activities, error, omission, inefficiency, systems failure or external events. It is inherent in every business organisation and covers a wide spectrum of issues.

     HSBC manages this risk through a controls-based environment in which processes are documented, authorisation is independent and transactions are reconciled and monitored. This is supported by an independent programme of periodic reviews undertaken by Internal Audit, and by monitoring external operational risk events, which ensure that HSBC stays in line with industry best practice and takes account of lessons learned from publicised operational failures within the financial services industry.

     HSBC has codified its operational risk management process by issuing a high level standard, supplemented by more detailed formal guidance. This explains how HSBC manages operational risk by identifying, assessing, monitoring, controlling and mitigating the risk, rectifying operational risk events, and implementing any additional procedures required for compliance with local regulatory requirements. The processes undertaken to manage operational risk are determined by reference to the scale and nature of each HSBC operation. The HSBC standard covers the following:

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

     HSBC maintains and tests contingency facilities to support operations in the event of disasters. Additional reviews and tests are conducted in the event that any HSBC office is affected by a business disruption event to incorporate lessons learned in the operational recovery from those circumstances. HSBC has requested all country managers to prepare plans for the operation of their businesses, with reduced staffing levels, should a flu pandemic occur.

Legal litigation risk
(Unaudited)

Each operating company is required to implement policies, procedures and guidelines in respect of the management and control of legal risk which conform to HSBC standards. Legal risk falls within the definition of operational risk and includes contractual risk, legislative risk, intellectual property risk and litigation risk. Litigation risk is the risk of:

•	failing to act appropriately in response to a claim made against any HSBC company; or

•	being unable to successfully defend a claim brought against any HSBC company; or

•	HSBC being unable to take action to enforce its rights through the courts.

     HSBC has a dedicated global legal function which is responsible for managing legal risk. This

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Operational risk / Legal litigation risk / Pension risk / Reputational risk / Sustainability risk comprises the provision of legal advice and support in resisting claims and legal proceedings against HSBC companies, including analysis of legal issues and the management of any litigation, as well as in respect of non-routine debt recoveries or other litigation against third parties.

     The Head Office Legal department oversees the global legal function and is headed by a Group General Manager who reports to the Group Chairman. There are Legal departments in 40 of the countries in which HSBC operates which have primary responsibility for identifying and assessing legal risk and advising local management in their respective jurisdictions on these matters. There is also a regional level Legal function in each of Europe, North America, Latin America, the Middle East and Asia-Pacific.

     HSBC policy requires operating companies to notify the appropriate in-house Legal department immediately any litigation is either threatened or commenced against the Group or an employee. Claims which exceed US$1.5 million, must be advised immediately to the appropriate regional Legal department. Claims where the amount exceeds US$5 million, where the action is by the regulatory authority, the proceedings are criminal, or any claim that might materially affect the Group’s reputation must immediately be advised to the Head Office Legal department. Such matters are then advised to the Risk Management Meeting of the Group Management Board in a monthly paper.

     HSBC policy also requires that an exception report must be made to the local compliance function and escalated to the Head of Group Compliance in respect of any breach which has given rise to a fine and/or costs levied by a court of law or regulatory body where the amount is US$1,500 or more and material or significant issues are reported to the Risk Management Meeting of the Group Management Board and/or the Group Audit Committee.

     In addition, operating companies are required to submit returns detailing outstanding claims which exceed US$10 million or which may be sensitive to the reputation of HSBC for reporting to the Group Audit Committee and the Board of HSBC Holdings, and disclosure in the Interim Report and Annual Report and Accounts if appropriate.

Pension risk

(Unaudited)

HSBC operates a number of pension plans throughout the world, as described in Note 7 on the Financial Statements. Some of these pension plans are defined benefit plans, of which the largest is the HSBC Bank (UK) Pension Scheme.

     The benefits payable under the defined benefit plans are typically a function of salary and length of service. In order to fund these benefits, sponsoring group companies (and in some instances, employees) make regular contributions in accordance with advice from actuaries and in consultation with the scheme’s Trustees (where relevant). The defined benefit plans invest these contributions in a range of investments designed to meet their long-term liabilities.

     A deficit in a defined benefit plan may arise from a number of factors, including:

•

investments delivering a return below that required to provide the projected plan benefits. This could arise, for example, when there is a fall in the market value of equities, or when increases in long-term interest rates cause a fall in the value of fixed income securities held;

•	a change in either interest rates or inflation which causes an increase in the value of the scheme liabilities; and

•	scheme members living longer than expected (known as longevity risk).

     The plan’s investment strategy is determined in the light of the market risk inherent in the investments and the consequential impact on potential future contributions.

     Ultimate responsibility for investment strategy rests with either the Trustees or, in certain circumstances, a Management Committee. The degree of independence of the Trustees from HSBC differs in different jurisdictions. For example, the HSBC Bank (UK) Pension Scheme, which accounts for over 80 per cent of the net liability of the Group’s pension plans, is overseen by a corporate Trustee. To assist this scheme’s Trustee, HSBC has proposed a number of techniques for applying the Group’s existing asset and liability management strategy and related monitoring mechanisms to the market risks inherent in the scheme.

These techniques include:

•	regular assessments of funding positions;

•	regular reviews of investment performance against market benchmarks;

•	half-yearly reviews of the pension schemes’ effect on the Group’s financial statements;

•	alignment of investment strategy with the liability profile of the pension scheme; and

Back to Contents

•	hedging strategies to address inflation and the interest rate risk inherent within the schemes.

     In order to mitigate the risk of investments under-performing and the adverse effect of changes in long-term interest rates and inflation, the Trustee has agreed to a programme of initiatives including changing the asset mix and entering into long-term interest rate and inflation swaps.

Reputational risk management

(Unaudited)

HSBC regularly updates its policies and procedures for safeguarding against reputational and operational risks. This is an evolutionary process which takes account of The Association of British Insurers’ guidance on best practice when responding to environmental, social and governance (‘ESG’) risks.

     The safeguarding of HSBC’s reputation is of paramount importance to its continued prosperity and is the responsibility of every member of staff. HSBC has always aspired to the highest standards of conduct and, as a matter of routine, takes account of reputational risks to its business. Reputational risks can arise from ESG issues or as a consequence of operational risk events. As a banking group, HSBC’s good reputation depends upon the way in which it conducts its business, but it can also be affected by the way in which clients, to whom it provides financial services, conduct themselves. The training of Directors on appointment includes reputational matters.

     Reputational risks, including ESG matters, are considered and assessed by the Board, the Group Management Board, the Risk Management Meeting, subsidiary company boards, board committees and/or senior management during the formulation of policy and the establishment of HSBC standards. Standards on all major aspects of business are set for HSBC and for individual subsidiaries, businesses and functions. These policies, which form an integral part of the internal control systems, are communicated through manuals and statements of policy and are promulgated through internal communications and training. The policies cover ESG issues and set out operational procedures in all areas of reputational risk, including money laundering deterrence, environmental impact, anti-corruption measures and employee relations. The policy manuals address risk issues in detail and cooperation between Head Office departments and businesses is required to ensure a strong adherence to HSBC’s risk management system and its corporate responsibility practices.

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

Sustainability risk management

(Unaudited)

Sustainability risks arise from the provision of financial services to companies or projects which run counter to the needs of sustainable development; in effect this risk arises when the environmental and social effects outweigh economic benefits. Within Group Head Office, a separate function, Group Sustainable Development, is mandated to manage these risks globally. Its risk management responsibilities include:

•	formulating sustainability risk policies. This includes oversight of HSBC’s Sustainability Risk Standards, management of the Equator Principles for project finance lending, and sector-based sustainability policies covering those sectors with high environmental or social impacts (forestry, freshwater infrastructure, chemicals, energy, mining and metals, and defence-related lending);

•	undertaking an independent review of transactions where sustainability risks are assessed to be high, and supporting HSBC’s operating companies to assess similar risks of a lower magnitude;

•	building and implementing systems-based processes to ensure consistent application of policies, reduce the costs of sustainability risk reviews and capture management information to measure and report on the effect of HSBC’s lending and investment activities on sustainable development; and

•	providing training and capacity building within HSBC’s operating companies to ensure sustainability risks are identified and mitigated on a consistent basis and to either HSBC’s own standards, or international standards or local regulations, whichever the higher.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Insurance operations > Life insurance / Non-life insurance / Insurance risk

Risk management of insurance operations

(Audited)

Within its service proposition, HSBC offers its customers a wide range of insurance products, many of which complement other bank and consumer finance products.

     Both life and non-life insurance is underwritten, principally in the UK, Hong Kong, Mexico, Brazil, the US and Argentina.

Life insurance business
(Audited)

There are a number of major sub-categories of life assurance business, of which the main ones are discussed below:

     Life insurance contracts with discretionary participation features allow policyholders to participate in the profits generated from such business in addition to providing cover on death. The largest portfolio, which is in Hong Kong, is a book of endowment and whole-life policies, with annual bonuses awarded to policyholders. Market risk is managed in conjunction with other risks through the investment policy and adjustment to bonus rates. In practice this means that the majority of the market risk is borne by policyholders. The main risk associated with this product is the value of assigned assets falling below that required to support benefit payments. HSBC manages this risk by conducting regular actuarial investigations on the sustainability of the bonus rates.

     Credit life insurance provides protection in the event of death or unemployment. Credit life insurance business is written for banking and finance products. The insurance risk relates to mortality and morbidity risk which is restricted to the duration of the loans advanced. Claims experience is required to be monitored and premium rates adjusted accordingly.

     Annuities are contracts providing regular payments of income from capital investment for either a fixed period or during the annuitant’s lifetime. Deferred annuities are those whose payments to the annuitant begin at a designated future date while, for immediate annuities, payments begin on inception of the policy. The principal risks of annuity business relate to mortality and market risk, the latter arising from the need to match investments to the anticipated cash flow profile of the policies. The investment strategy seeks to match the anticipated cash flow profile, and the mortality risk is regularly monitored.

     Term assurance provides cover in the event of death. Critical illness cover provides cover in the event of critical illness. The major components of the ‘Term assurance and other long-term contracts’ category are term assurance and critical illness policies written in the UK. The principal risks are in respect of mortality and morbidity. These risks are managed through a combination of underwriting practices, premium adjustment in light of changes in experience and reinsurance.

     Linked life insurance business pays benefits to the policyholder which is typically determined by reference to the value of the investments supporting the policy. For linked life insurance business, the market risk is substantially borne by policyholders. The principal risk retained by HSBC relates to expenses incurred in managing this product. They are recovered by management charges deducted from the policyholder over the lifetime of the policy. However, if the policy is terminated early, deductions made to that point may be less than the costs incurred for managing the product. This risk is mitigated by retaining the ability to apply charges on early surrender. Mortality, disability and morbidity risks can also arise with this product and are managed by applying the techniques set out above for non-linked lines of business.

Non-life insurance business
(Audited)

Non-life insurance contracts include motor, fire and other damage, accident and health, repayment protection and commercial and liability business.

     Within accident and health insurance, potential accumulations of personal accident risks are mitigated by the purchase of catastrophe reinsurance.

     Motor insurance business covers vehicle damage and liability for personal injury. Reinsurance protection is required to be arranged where necessary to avoid excessive exposure to larger losses, particularly those relating to personal injury claims.

     Fire and other damage business is written in all major markets, most significantly in Europe. The predominant focus in most markets is insurance for home and contents while cover for selected commercial customers is largely written in Asian and Latin American markets. Portfolios at risk from catastrophic losses are required to be protected by reinsurance in accordance with information obtained from professional risk-modelling organisations.

     A very limited portfolio of liability business is written in major markets.

Back to Contents

     Following the disposal of the non-life insurance portfolio in Brazil in 2005, credit non-life business now represents the largest single class and is concentrated in the US and the UK. This business is originated in conjunction with the provision of loans.

Insurance risk
(Audited)

The principal insurance risk faced by HSBC is that the cost of claims combined with acquisition and administration costs may exceed the aggregate amount of premiums received and investment income. HSBC manages its insurance risks through the application of formal underwriting, reinsurance and claims procedures designed to ensure compliance with regulations.

     The Group manages insurance risk by diversifying insurance business by type and geography and by focusing on risks that are straightforward to manage which, in the main, are related to core underlying banking activities (for example, credit life products). The following tables provide an analysis of the insurance risk exposures by geography and by type of business. These tables demonstrate the Group’s diversification of risk. Personal lines tend to be higher volume and with lower individual value than commercial lines, which

Analysis of life insurance risk – policyholder liabilities
(Audited)

further diversifies the risk. Compared to non-life business, life business tends to be longer term in nature and frequently involves an element of savings and investment in the contract. Separate tables are therefore provided for life and non-life business, reflecting their very distinct risk characteristics. The life insurance risk table provides an analysis of insurance liabilities as the best available overall measure of the insurance exposure. The table for non-life business uses written premiums as representing the best available measure of risk exposure.

     Both life and non-life business insurance risks are controlled through high level procedures set centrally, and can be supplemented with procedures set locally which take account of specific local market conditions and regulatory requirements. For example, central authorisation is required to write certain classes of business, with restrictions applying particularly to commercial and liability non-life insurance. For life business in particular, local ALCOs monitor the risk exposures.

     As indicated in the specific comments relating to particular classes, use is also made of reinsurance as a means of further mitigating exposure, in particular to aggregations of catastrophe risk.

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2006
Life (non-linked)
Insurance contracts with DPF[1]	195	6,001	193	–	–	6,389
Credit life	130	–	–	200	–	330
Annuities	271	–	26	1,106	1,370	2,773
Term assurance and other long-term
contracts	1,134	75	89	–	236	1,534

Total life (non-linked)	1,730	6,076	308	1,306	1,606	11,026
Life (linked)	1,270	765	402	–	1,248	3,685
Investment contracts with DPF[1]	–	–	20	–	–	20

Life insurance policyholders’ liabilities	3,000	6,841	730	1,306	2,854	14,731

At 31 December 2005 (restated2)
Life (non-linked)
Insurance contracts with DPF[1]	155	3,886	152	–	–	4,193
Credit life	156	–	–	196	–	352
Annuities	202	–	22	1,075	1,091	2,390
Term assurance and other long-term
contracts	1,063	68	82	–	221	1,434

Total life (non-linked)	1,576	3,954	256	1,271	1,312	8,369
Life (linked)	1,201	536	332	–	826	2,895
Investment contracts with DPF[1]	–	–	9	–	–	9

Life insurance policyholders’ liabilities	2,777	4,490	597	1,271	2,138	11,273

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Insurance operations > Insurance risk

1	Insurance contracts and investment contracts with discretionary participation features (‘DPF’) give policyholders the contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that may be a significant portion of the total contractual benefits, but whose amount and timing is determined by HSBC. These additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts.
2	In 2006, Mexico and Panama were reclassified from the North America segment to Latin America. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

(Audited)

     The above table of life insurance policyholders’ liabilities provides an overall summary of the life insurance activity across the Group. For life insurance business, insurance risk varies considerably depending on the type of business. The principal risks are mortality, morbidity, lapse and surrender, investment/market risk and expense levels. As indicated above, the geographic and product diversity of HSBC’s life insurance business assists in mitigating the exposure to insurance risk. This can be supplemented at the operating subsidiary level by additional underwriting and claims handling procedures.

     Mortality and morbidity risks are primarily mitigated through medical underwriting and the ability in a number of cases to amend the premium in light of changes in experience. The risk associated with lapses and surrenders is generally mitigated by the application of surrender charges. Market risk is usually mitigated through a combination of directing the investment policy to match liabilities and sharing risk with policyholders. In the case of unit-linked business, market risk is generally borne by policyholders, while for life business with a discretionary participation feature, it is shared with policyholders through the management of bonuses.

Analysis of non-life insurance risk – net written insurance premiums1
(Audited)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2006
Accident and health	26	97	5	–	10	138
Motor	185	15	13	–	157	370
Fire and other damage	221	22	5	2	9	259
Liability	1	13	2	8	24	48
Credit (non-life)	264	–	–	173	–	437
Marine, aviation and transport	1	11	3	–	12	27
Other non-life insurance contracts	13	24	–	37	20	94

Total net written insurance premiums	711	182	28	220	232	1,373

2005 (restated2)
Accident and health	33	67	3	3	6	112
Motor	192	20	11	4	302	529
Fire and other damage	251	34	3	5	61	354
Liability	229	17	2	91	14	353
Credit (non-life)	225	–	–	202	–	427
Marine, aviation and transport	–	16	4	–	22	42
Other non-life insurance contracts	10	29	–	17	12	68

Total net written insurance premiums	940	183	23	322	417	1,885

1	Net written insurance premiums represent gross written premiums less gross written premiums ceded to reinsurers.
2	In 2006, Mexico and Panama were reclassified from the North America segment to Latin America. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

(Audited)

     The above table of non-life net written insurance premiums provides an overall summary of the non-life insurance activity of the Group.

     The main risks associated with non-life business are underwriting risk and claims experience risk. Underwriting risk is the risk that HSBC does not charge premiums appropriate to the cover provided and claims experience risk is the risk that portfolio experience is worse than expected. HSBC manages these risks through pricing (for example, imposing restrictions and deductibles in the policy terms and conditions), product design, risk selection, claims handling, investment strategy and reinsurance policy. The majority of non-life insurance contracts

Back to Contents

are renewable annually and the underwriters have the right to refuse renewal or to change the terms and conditions of the contract at the time.

     A key aspect of risk management in the insurance business, in particular the life insurance business, is the need to match assets and liabilities. Models are used to assess the impact of a range of future scenarios on the value of financial assets and associated liabilities. The results of the modelling are used by ALCOs to determine how the assets should be matched with liabilities. Of particular importance for a number of lines of business, such as annuities, is the need to match the expected pattern of cash flow which, in some cases, can extend for many years. The following table shows the composition of assets and liabilities and demonstrates that there was an appropriate level of matching at the end of 2006. It may not always be possible to achieve complete matching of asset and liability durations, partly because there is uncertainty over the receipt of all future premiums and partly because the duration of liabilities may exceed the duration of the longest available dated fixed interest investments.

Balance sheet of insurance operations by type of contract
(Audited)

	Insurance contracts					Investment contracts

	Contracts
	with	Unit-		Term		Unit-		Other
	DPF[1]	linked	Annuities	assurance[2]	Non-life	linked	Other	assets[3]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2006
Financial assets:
– trading assets	–	–	–	–	117	–	–	39	156
– financial assets
designated at fair value	1,418	2,998	366	950	94	10,041	1,597	974	18,438
– derivatives	96	417	–	–	–	363	3	–	879
– financial investments	3,842	–	1,223	390	1,554	–	1,441	2,173	10,623
– other assets	794	52	719	138	712	222	428	632	3,697

Total financial assets	6,150	3,467	2,308	1,478	2,477	10,626	3,469	3,818	33,793
Reinsurance assets	2	58	271	773	665	–	–	48	1,817
PVIF	–	–	–	–	–	–	–	1,549	1,549
Other assets and
investment properties	538	203	395	356	215	154	204	614	2,679

Total assets	6,690	3,728	2,974	2,607	3,357	10,780	3,673	6,029	39,838

Financial liabilities
designated at fair value	–	–	–	–	–	10,003	3,275	–	13,278
Liabilities under investment
contracts carried at
amortised cost	–	–	–	–	–	–	216	–	216
Liabilities under insurance
contracts	6,389	3,685	2,773	1,864	2,939	–	20	–	17,670
Deferred tax	–	–	–	–	–	–	–	403	403
Other liabilities	–	–	–	–	–	–	–	2,322	2,322

Total liabilities	6,389	3,685	2,773	1,864	2,939	10,003	3,511	2,725	33,889
Shareholders’ equity	–	–	–	–	–	–	–	5,949	5,949

Total liabilities and
shareholders’ equity[4]	6,389	3,685	2,773	1,864	2,939	10,003	3,511	8,674	39,838

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Insurance operations > Insurance risk / Financial risks

	Insurance contracts					Investment contracts

	Contracts
	with	Unit-		Term		Unit-		Other
	DPF[1]	linked	Annuities	assurance[2]	Non-life	linked	Other	assets[3]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2005
Financial assets:
– trading assets	–	–	–	49	58	–	–	170	277
– financial assets
designated at fair value	1,005	2,132	52	947	14	6,995	1,415	1,488	14,048
– derivatives	57	426	–	–	–	1	4	–	488
– financial investments	2,581	–	1,272	339	1,230	–	1,527	1,896	8,845
– other assets	635	268	828	182	619	174	376	1,098	4,180

Total financial assets	4,278	2,826	2,152	1,517	1,921	7,170	3,322	4,652	27,838
Reinsurance assets	2	69	193	612	669	–	–	40	1,585
PVIF	–	–	–	–	–	–	–	1,400	1,400
Other assets and
investment properties	18	9	45	33	329	1	–	760	1,195

Total assets	4,298	2,904	2,390	2,162	2,919	7,171	3,322	6,852	32,018

Financial liabilities
designated at fair value	–	–	–	–	–	7,156	3,289	–	10,445
Liabilities under insurance
contracts	4,193	2,895	2,390	1,786	2,871	–	9	–	14,144
Deferred tax	–	–	–	–	–	–	–	322	322
Other liabilities	–	–	–	–	–	–	–	2,125	2,125

Total liabilities	4,193	2,895	2,390	1,786	2,871	7,156	3,298	2,447	27,036
Shareholders’ equity	–	–	–	–	–	–	–	4,982	4,982

Total liabilities and
shareholders’ equity[4]	4,193	2,895	2,390	1,786	2,871	7,156	3,298	7,429	32,018

1	Discretionary participation features.
2	Term assurance includes credit life insurance.
3	Other assets comprise solvency and unencumbered assets.
4	Excludes assets, liabilities and shareholders’ funds of associate insurance companies Erisa S.A. and Ping An Insurance.

Balance sheet of insurance underwriting operations by geographical region
(Audited)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2006
Financial assets:
– trading assets	–	–	–	–	156	156
– financial assets designated at fair value	11,750	4,120	733	–	1,835	18,438
– derivatives	720	159	–	–	–	879
– financial investments	1,190	5,621	67	2,433	1,312	10,623
– other assets	689	1,312	108	940	648	3,697

Total financial assets	14,349	11,212	908	3,373	3,951	33,793

Reinsurance assets	1,560	47	25	93	92	1,817
PVIF	798	697	54	–	–	1,549
Other assets and investment properties	619	1,297	34	273	456	2,679

Total assets	17,326	13,253	1,021	3,739	4,499	39,838

Financial liabilities designated at fair value	9,069	4,164	45	–	–	13,278
Liabilities under investment contracts
carried at amortised cost	–	–	–	–	216	216
Liabilities under insurance contracts	4,624	7,084	790	2,010	3,162	17,670
Deferred tax	251	123	10	–	19	403
Other liabilities	1,475	337	20	195	295	2,322

Total liabilities	15,419	11,708	865	2,205	3,692	33,889
Shareholders’ equity	1,907	1,545	156	1,534	807	5,949

Total liabilities and shareholders’ equity[1]	17,326	13,253	1,021	3,739	4,499	39,838

Back to Contents

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2005 (restated2)
Financial assets:
– trading assets	–	–	–	–	277	277
– financial assets designated at fair value	9,276	3,164	545	–	1,063	14,048
– derivatives	386	102	–	–	–	488
– financial investments	1,053	4,429	60	2,334	969	8,845
– other assets	886	1,512	157	1,133	492	4,180

Total financial assets	11,601	9,207	762	3,467	2,801	27,838

Reinsurance assets	1,293	48	24	153	67	1,585
PVIF	796	557	47	–	–	1,400
Other assets and investment properties	307	64	19	244	561	1,195

Total assets	13,997	9,876	852	3,864	3,429	32,018

Financial liabilities designated at fair value	6,375	3,874	42	–	154	10,445
Liabilities under insurance contracts	4,284	4,724	655	2,102	2,379	14,144
Deferred tax	237	83	9	(17)	10	322
Other liabilities	1,374	123	21	335	272	2,125

Total liabilities	12,270	8,804	727	2,420	2,815	27,036
Shareholders’ equity	1,727	1,072	125	1,444	614	4,982

Total liabilities and shareholders’ equity[1]	13,997	9,876	852	3,864	3,429	32,018

1	Excludes assets, liabilities and shareholders’ funds of associate insurance companies Erisa S.A. and Ping An Insurance.
2	In 2006, Mexico and Panama were reclassified from the North America segment to Latin America. Comparative information has been restated accordingly. See Note 13 on the Financial Statements.

Financial risks
(Audited)

HSBC’s insurance businesses are exposed to a range of financial risks, including market risk, credit risk and liquidity risk. The nature and management of these risks is described below.

     Underwriting subsidiaries are exposed to financial risk, for example, when the proceeds from financial assets are not sufficient to fund the obligations arising from non-linked insurance and investment contracts. Certain insurance-related activities undertaken by HSBC subsidiaries such as insurance broking, insurance management (including captive management), and insurance, pensions and annuities administration and intermediation, are exposed to financial risk but not to a significant extent.

     In addition to policies provided for Group-wide application, insurance underwriting subsidiaries may have risk management procedures which reflect local market conditions and regulatory requirements. Where appropriate they should also comply with

HSBC’s banking risk management procedures, though, like the use of one day VAR measures, they are not all suitable for insurance and, therefore, are not applied.

     Most of HSBC’s insurance underwriting subsidiaries are owned and primarily managed by banking subsidiaries. Their activities are subject to a variety of central and local level controls, and to external regulatory monitoring. In many jurisdictions, local regulatory requirements prescribe the type, quality and concentration of assets that HSBC’s insurance underwriting subsidiaries must maintain to meet insurance liabilities. Within each subsidiary, ALCOs are responsible for the management of financial risks within local requirements and ensure compliance with the control framework and risk appetite established centrally.

     The following table analyses the assets held in HSBC’s insurance underwriting subsidiaries at 31 December 2006 by type of liability, and provides a view of the exposure to financial risk:

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Insurance operations > Financial risks / Market risk

Financial assets held by insurance underwriting operations
(Audited)

	At 31 December 2006

	Life linked	Life non-linked	Non-life
	insurance[1]	insurance[2]	insurance[3]	Other assets[4]	Total[5]
	US$m	US$m	US$m	US$m	US$m
Trading assets
Debt securities	–	–	117	39	156

Financial assets designated at fair value
Treasury bills	54	24	55	–	133
Debt securities	4,304	2,492	32	934	7,762
Equity securities	8,681	1,815	7	40	10,543

	13,039	4,331	94	974	18,438

Financial investments
Held-to-maturity:
Treasury bills and similar	–	–	44	–	44
Debt securities	–	5,585	279	333	6,197

	–	5,585	323	333	6,241

Available-for-sale:
Treasury bills	–	14	102	141	257
Other eligible bills	–	–	355	145	500
Debt securities	–	1,284	738	1,415	3,437
Equity securities	–	13	36	139	188

	–	1,311	1,231	1,840	4,382

Derivatives	780	99	–	–	879
Other financial assets[6]	274	2,079	712	632	3,697

	14,093	13,405	2,477	3,818	33,793

(Audited)	At 31 December 2005

	Life linked	Life non-linked	Non-life
	insurance[1]	insurance[2]	insurance[3]	Other assets[4]	Total[5]
	US$m	US$m	US$m	US$m	US$m
Trading assets
Treasury bills	–	–	21	103	124
Debt securities	–	49	37	67	153

	–	49	58	170	277

Financial assets designated at fair value
Treasury bills	9	26	–	17	52
Debt securities	2,374	2,118	4	745	5,241
Equity securities	6,744	1,275	10	726	8,755

	9,127	3,419	14	1,488	14,048

Financial investments
Held-to-maturity:
Debt securities	–	4,603	157	226	4,986

	–	4,603	157	226	4,986

Available-for-sale:
Treasury bills	–	–	70	101	171
Other eligible bills	–	–	447	116	563
Debt securities	–	1,116	556	1,437	3,109
Equity securities	–	–	–	16	16

	–	1,116	1,073	1,670	3,859

Derivatives	427	61	–	–	488
Other financial assets	442	2,021	619	1,098	4,180

	9,996	11,269	1,921	4,652	27,838

1	Comprises life linked insurance contracts and linked long-term investment contracts.
2	Comprises life non-linked insurance contracts and non-linked long-term investment contracts.
3	Comprises non-life insurance contracts.

Back to Contents

4	Comprises solvency and unencumbered assets.
5	Excludes financial assets of insurance underwriting associates, Erisa, S.A. and Ping An Insurance.
6	Comprises mainly loans and advances to banks and cash.

     In life linked insurance, premium income less charges levied is invested in unit-linked funds. HSBC manages the financial risk of this product by holding appropriate assets in segregated funds or portfolios to which the liabilities are linked. This substantially transfers the financial risk to the policyholder. The assets held to support life linked liabilities represented 41.7 per cent of the total financial assets of HSBC’s insurance underwriting subsidiaries at the end of 2006 (2005: 35.9 per cent).

Market risk
(Audited)

Market risk can be further sub-categorised into interest rate risk, equity risk and foreign exchange risk. Each of these categories is discussed further below.

Interest rate risk
(Audited)

HSBC’s insurance underwriting subsidiaries are exposed to interest rate risk when there is a mismatch in terms of duration or yields between the assets and liabilities. Examples of interest rate risk exposure are as follows:

•	a fall in market interest rates results in lower yields on the assets supporting guaranteed investment returns payable to policyholders; and

•	a rise in market interest rates results in a reduction in the value of the fixed income securities portfolio which may result in losses if, as a result of an increase of the level of surrenders, the corresponding fixed income securities have to be sold.

     HSBC manages the interest rate risk arising from its insurance underwriting subsidiaries by establishing limits centrally. These govern the sensitivity of the net present values of expected cash flows from subsidiaries’ assets and liabilities to a one basis point parallel upward shift in the discount curve used to calculate values. Adherence to these limits is monitored by local ALCOs.

     Interest rate risk is also assessed by measuring the impact of defined movements in interest yield curves on the profits after tax and net assets of the insurance underwriting subsidiaries. An immediate and permanent movement in interest yield curves as at 31 December 2006 in all territories in which HSBC’s insurance subsidiaries operate would have the following impact on the profit for the year and net assets at that date:

(Audited)	2006		2005

	Impact on		Impact on
	profit for	Impact on	profit for	Impact on
	the year	net assets	the year	net assets
	US$m	US$m	US$m	US$m

+ 100 basis points shift in yield curves	(13)	(111)	(46)	(122)
– 100 basis points shift in yield curves	24	103	63	181

     The interest rate sensitivities set out above are illustrative only and employ simplified scenarios. It should be noted that the effects may not be linear and therefore the results cannot be extrapolated. The sensitivities do not incorporate actions that could be taken by management to mitigate the effect of the interest rate movements, nor do they take account of any resultant changes in policyholder behaviour.

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

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Insurance operations > Market risk / Credit risk

•	annual return: the annual return is guaranteed to be no lower that a specified rate. This can be the investment return credited to the policyholder every year (referred to as a ‘hard’ guarantee), or the average annual investment return credited to the policyholder over the life of the policy, which can be either the maturity date or the surrender date of the contract (referred to as a ‘soft’ guarantee);

•	capital: policyholders are guaranteed to receive no less than the premiums paid less expenses, or a cash payment or series of cash payments whose amounts are at least equal to those defined within the policy; and
•	market performance: policyholders receive an investment return which is guaranteed to be within a prescribed range of average investment returns earned by predetermined market participants on the specified product.

     The table below shows, in respect of each category of guarantee, the total policyholders’ liabilities established for guaranteed products, the range of investment returns implied by the guarantees, and the range of current yields of the investment portfolios supporting the guarantees.

Policyholders’ liabilities
(Audited)

	2006			2005

		Investment			Investment
	Policy-	returns		Policy-	returns
	holders’	implied by	Current	holders’	implied by	Current
	liabilities	guarantee[1]	yields	liabilities	guarantee[1]	yields
	US$m	%	%	US$m	%	%

Annuities in payment	1,240	0.0 – 7.0	5.2 – 18.6	1,063	0.0 – 4.2	4.0 – 13.0
Deferred annuities	420	0.0 – 6.0	3.9 – 8.6	408	0.0 – 6.0	6.1 – 8.6
Deferred annuities	640	6.0 – 9.0	5.7	674	6.0 – 9.0	5.7
Annual return	6,379	0.0 – 3.0	3.3 – 4.5	4,362	0.0 – 3.0	3.5 – 5.6
Annual return	508	3.0 – 6.0	3.8 – 7.9	581	3.0 – 6.0	3.5 – 11.5
Capital	1,196	0.0	2.9 – 4.1	1,168	0.0	2.9 – 5.6
Market performance[2]	3,723	n/a	n/a	2,938	n/a	n/a

1	Excluding guarantees from associate insurance companies Erisa, S.A. and Ping An Insurance.
2	There is no specific investment return implied by market performance guarantees because the guarantees are expressed as lying within prescribed ranges of average market returns.

     HSBC manages the annual return and capital guarantees of annuities by seeking to match their risk exposure with bonds which produce a return at least equal to the investment return implied by the guarantee. Provision is made for anticipated shortfalls, generally calculated by recourse to stress testing of the likely outcomes.

     The main risk arising from these guarantees is reinvestment risk, which arises primarily when the duration of the policy extends beyond the maturity dates of the available bonds. Future reinvestment yields may be less than the investment rates implied by the guarantee.

     A certain number of these products have been discontinued, including the deferred annuity portfolio in HSBC Finance where, as highlighted in the above table, the current portfolio yield is less than the guarantee. For this block of business, a purchase accounting reserve was made when HSBC Finance was acquired to mitigate the impact of the disparity in yields. In addition, in the UK there is an annuity portfolio where the risk is fully reinsured.

     For market performance guarantee business in the table above, HSBC seeks to match the composition of the investment portfolio with the composition of the average investment portfolio of the other market participants. These are published by the regulator monthly. Liabilities have also been established to cover any potential shortfall.

Equity risk
(Audited)

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

     The following table illustrates the impact on the aggregated profit for the year and net assets of a reasonably possible 10 per cent variance in equity prices:

Back to Contents

(Audited)	2006		2005

	Impact on		Impact on
	profit for	Impact on	profit for	Impact on
	the year	net assets	the year	net assets
	US$m	US$m	US$m	US$m

10 per cent increase in equity prices	93	95	61	62
10 per cent decrease in equity prices	(86)	(87)	(45)	(46)

     These equity sensitivities are illustrative only and employ simplified scenarios. It should be noted that the effects may not be linear and therefore the results cannot be extrapolated. They do not allow for the effect of management actions which may mitigate the equity price decline, nor for any resultant changes, such as in policyholder behaviour, that might accompany such a fall.

Foreign exchange risk
(Audited)

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

     The following table illustrates the impact on the aggregated profit for the year and net assets of a reasonably possible 10 per cent variance in the US dollar exchange rate:

(Audited)
	2006		2005

	Impact on		Impact on
	profit for	Impact on	profit for	Impact on
	the year	net assets	the year	net assets
	US$m	US$m	US$m	US$m

10 per cent increase in US dollar exchange rate	(10)	(10)	5	5
10 per cent decrease in US dollar exchange rate	10	10	(5)	(5)

     These sensitivities to movements in the US dollar are for illustrative purposes only and employ simplified scenarios applied to US dollar positions only. It should be noted that the effects may not be linear and therefore the results of the stress testing cannot be extrapolated. They do not allow for actions that could be taken by management to mitigate the effect of exchange differences, nor for any subsequent changes in policyholder behaviour.

Credit risk
(Audited)

In the context of the Group’s insurance underwriting business, the exposure to credit risk primarily arises from the invested assets held and the reinsurance contracts. HSBC’s insurance underwriting subsidiaries are exposed to credit risk in respect of their investment portfolios and their reinsurance transactions.

     Management of HSBC’s underwriting insurance subsidiaries is responsible for the quality and performance of the investment portfolios. Investment guidelines are set at Group level. Local subsidiary ALCOs set investment parameters appropriate to the local environment within the framework of the Group guidelines and review investment performance and compliance with the guidelines. The assessment of the creditworthiness of issuers and counterparties is based primarily upon internationally recognised credit ratings and other publicly available information. In addition, to reduce the impact of individual entity or industry sector failures, centrally determined issuer and industry sector concentration limits are complied with. Investment credit exposures are aggregated and reported to HSBC’s Group Credit and Risk function.

Credit quality
(Audited)

The following table presents the analysis of treasury bills, other eligible bills and debt securities within HSBC’s insurance business by rating agency designation based on Standard and Poor’s ratings or equivalent:

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Insurance operations > Credit risk

	Treasury	Other eligible	Debt
(Audited)	bills	bills	securities	Total
	US$m	US$m	US$m	US$m
At 31 December 2006
Supporting liabilities under non-linked insurance
contracts
AAA	217	145	3,876	4,238
AA– to AA+	–	210	3,994	4,204
A– to A+	–	–	1,880	1,880
Lower than A–	–	–	667	667
Unrated	22	–	110	132

	239	355	10,527	11,121

Supporting shareholders’ funds[1]
AAA	119	137	918	1,174
AA– to AA+	–	8	903	911
A– to A+	–	–	692	692
Lower than A–	21	–	180	201
Unrated	1	–	28	29

	141	145	2,721	3,007

Total[2]
AAA	336	282	4,794	5,412
AA– to AA+	–	218	4,897	5,115
A– to A+	–	–	2,572	2,572
Lower than A–	21	–	847	868
Unrated	23	–	138	161

	380	500	13,248	14,128

Of which issued by:
– government	380	–	2,825	3,205
– local authorities	–	–	69	69
– corporates	–	500	9,740	10,240
– other	–	–	614	614

	380	500	13,248	14,128

Of which classified as:
– trading assets	–	–	156	156
– financial instruments designated at fair value	79	–	3,458	3,537
– available-for-sale securities	257	500	3,437	4,194
– held-to-maturity investments	44	–	6,197	6,241

	380	500	13,248	14,128

Back to Contents

	Treasury	Other eligible	Debt
(Audited)	bills	bills	securities	Total
	US$m	US$m	US$m	US$m
At 31 December 2005
Supporting liabilities under non-linked insurance contracts
AAA	117	224	3,367	3,708
AA– to AA+	–	223	3,372	3,595
A– to A+	–	–	1,459	1,459
Lower than A–	–	–	382	382
Unrated	–	–	60	60

	117	447	8,640	9,204

Supporting shareholders’ funds[1]
AAA	221	109	892	1,222
AA– to AA+	–	7	606	613
A– to A+	–	–	787	787
Lower than A–	–	–	183	183
Unrated	–	–	7	7

	221	116	2,475	2,812

Total[2]
AAA	338	333	4,259	4,930
AA– to AA+	–	230	3,978	4,208
A– to A+	–	–	2,246	2,246
Lower than A–	–	–	565	565
Unrated	–	–	67	67

	338	563	11,115	12,016

Of which issued by:
– government	338	–	2,224	2,562
– local authorities	–	–	76	76
– corporates	–	–	8,424	8,424
– other	–	563	391	954

	338	563	11,115	12,016

Of which classified as:
– trading assets	124	–	153	277
– financial instruments designated at fair value	43	–	2,867	2,910
– available-for-sale securities	171	563	3,109	3,843
– held-to-maturity investments	–	–	4,986	4,986

	338	563	11,115	12,016

1	Shareholders’ funds comprise solvency and unencumbered assets.
2	Excludes treasury bills, other eligible bills and debt securities held by insurance underwriting associates Erisa, S.A. and Ping An Insurance.

(Audited)

     Credit risk also arises when part of the insurance risk incurred by HSBC is assumed by reinsurers. The credit risk exposure for reinsurers is monitored centrally.

     The split of liabilities ceded to reinsurers and outstanding reinsurance recoveries, analysed by Standard and Poor’s reinsurance credit rating data or their equivalent, was as follows:

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Insurance operations > Credit risk / Liquidity risk / PVIF

	Reinsurers’ share of liabilities under
(Audited)	insurance contracts

	Linked	Non-linked
	insurance	insurance		Reinsurance
	contracts	contracts	Total	debtors
	US$m	US$m	US$m	US$m
At 31 December 2006
AAA	10	106	116	–
AA– to AA	33	812	845	37
A– to A+	–	586	586	5
Lower than A–	15	37	52	3
Unrated	–	170	170	3

Total[1]	58	1,711	1,769	48

At 31 December 2005
AAA	7	61	68	–
AA– to AA	29	735	764	5
A– to A+	8	536	544	27
Lower than A–	25	68	93	2
Unrated	–	76	76	6

Total[1]	69	1,476	1,545	40

1	Excludes reinsurers’ share of liabilities under insurance contracts and reinsurance debtors of insurance underwriting associates Erisa, S.A. and Ping An Insurance.

Liquidity risk
 (Audited)

It is an inherent characteristic of almost all insurance contracts that there is uncertainty over the amount and the timing of settlement of claims liabilities that may arise, and this leads to liquidity risk. As part of the management of this exposure, estimates are prepared for most lines of insurance business of cash flows expected to arise from insurance funds at the balance sheet date. The estimates always include future renewal premiums and new business cash flows. As indicated by the asset and liability table for insurance business, and the analysis of insurance risk of the Group, a significant proportion of the Group’s non-life insurance business is viewed as short term, with the settlement of claims expected to occur within one year of the period of risk. There is a greater spread of anticipated duration for the life business where, in a large proportion of cases, the liquidity risk is borne in conjunction with policyholders (wholly in the case of unit-linked business). To ensure adequate cash resources are available to meet short-term requirements that can arise as a consequence of large claims events, the insurance operations have an objective to manage liquidity on a prudent basis .

     The following table shows the expected maturity of insurance contract liabilities at 31 December 2006.

Expected maturity of insurance contract liabilities
(Audited)

	Expected cash flows (undiscounted)

	Within 1 year	1-5 years	5-15 years	Over 15 years	Total
	US$m	US$m	US$m	US$m	US$m
At 31 December 2006
Non-life insurance	1,679	1,136	118	6	2,939
Life insurance (non-linked)	387	1,258	5,034	5,191	11,870
Life insurance (linked)	236	793	1,517	1,172	3,718
Investment contracts with DPF	–	20	–	1	21

	2,302	3,207	6,669	6,370	18,548

At 31 December 2005
Non-life insurance	1,422	1,149	130	170	2,871
Life insurance (non-linked)	401	786	3,779	4,208	9,174
Life insurance (linked)	145	628	1,205	947	2,925
Investment contracts with DPF	(1)	11	–	–	10

	1,967	2,574	5,114	5,325	14,980

Back to Contents

Remaining contractual maturity of long-term investment contract liabilities
(Audited)

	Liabilities under investment contracts by
	insurance underwriting subsidiaries[1]

	Linked	Non-linked
	investment	investment
	contracts	contracts	Total
	US$m	US$m	US$m
At 31 December 2006
Remaining contractual maturity:
– due within 1 year	274	265	539
– due between 1 and 5 years	1,238	45	1,283
– due between 5 and 10 years	856	–	856
– due after 10 years	3,312	–	3,312
– undated[2]	4,323	3,181	7,504

	10,003	3,491	13,494

At 31 December 2005
Remaining contractual maturity:
– due within 1 year	118	11	129
– due between 1 and 5 years	1,043	185	1,228
– due between 5 and 10 years	683	–	683
– due after 10 years	2,431	–	2,431
– undated[2]	2,881	3,093	5,974

	7,156	3,289	10,445

1	Excludes investment contracts by insurance underwriting associates Erisa, S.A. and Ping An Insurance.
2	In most cases, policyholders have the option to terminate their contracts at any time and receive the surrender values of their policies. These may be significantly lower than the amounts shown above.

Present value of in-force long-term insurance business (‘PVIF’)
(Audited)

The HSBC life insurance business is accounted for using the embedded value approach, which, inter alia, provides a comprehensive framework for the evaluation of insurance and related risks. The value of the PVIF asset at 31 December 2006 was US$1,549 million (2005: US$1,400 million). The present value of the shareholders’ interest in the profits expected to emerge from the book of in-force policies at 31 December can be stress-tested to

Sensitivity of PVIF to changes in economic assumptions
(Audited)

assess the ability of the life business book to withstand adverse developments. A key feature of the life insurance business is the importance of managing the assets, liabilities and risks in a coordinated fashion rather than individually. This reflects the greater interdependence of these three elements for life insurance than is generally the case for non-life insurance.

     The following table shows the effect on the PVIF of reasonably possible changes in the main economic assumptions across all insurance underwriting subsidiaries:

	PVIF at 31 December

	2006	2005
	US$m	US$m
+ 100 basis points shift in risk-free rate	130	90
– 100 basis points shift in risk-free rate	(141)	(100)
+ 100 basis points shift in risk discount rate	(64)	(54)
– 100 basis points shift in risk discount rate	70	57

(Audited)

      The effects on PVIF shown above are illustrative only and employ simplified scenarios. It should be noted that the effects may not be linear and so the results of the stress-testing cannot be extrapolated. In calculating the various scenarios, all other assumptions are left unchanged except for testing the effect of the shift in the risk-free rate, when consequential changes to investment returns, risk discount rate and bonus rates are also incorporated. In practice, certain correlations between the above items may be observed. In addition the scenarios do not incorporate actions that could be taken by management to mitigate effects nor do they take account of consequential changes in policyholder behaviour.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Insurance operations > PVIF / Capital management and allocation

     The following table shows the movements recorded during the year in respect of PVIF and the net assets of insurance operations:

Movements in PVIF and net assets of insurance operations
(Audited)

	2006			2005

		Net assets			Net assets
		of insurance			of insurance
	PVIF	operations	Total	PVIF	operations	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 1 January	1,400	3,582	4,982	1,493	2,695	4,188
Value of new business written during the year[1] .	254	–	254	289	–	289
Movements arising from in-force business:
– expected return	(233)	–	(233)	(181)	–	(181)
– experience variances[2]	31	–	31	15	–	15
– change in operating assumptions	(17)	–	(17)	(121)	–	(121)
Investment return variances	13	–	13	19	–	19
Changes in investment assumptions	3	–	3	–	–	–
Return on net assets	–	752	752	–	1,062	1,062
Exchange differences and other	98	95	193	(114)	(90)	(204)
Capital transactions	–	(29)	(29)	–	(85)	(85)

At 31 December	1,549	4,400	5,949	1,400	3,582	4,982

1	Value of net new business during the year is the present value of the projected stream of profits from the business.
2	Experience variances include the effect of the difference between demographic, expense and persistency assumptions used in the previous PVIF calculation and actual experience observed during the year.

Non-economic assumptions
(Audited)

The sensitivity of profit for the year to, and net assets at, 31 December 2006 to reasonably possible changes in conditions at 31 December 2006 across all insurance underwriting subsidiaries was as follows:

	2006		2005

	Impact on		Impact on
	profit for	Impact on	profit for	Impact on
	the year	net assets	the year	net assets
	US$m	US$m	US$m	US$m
20% increase in claims costs	(118)	(118)	(82)	(78)
20% decrease in claims costs	118	118	81	78
10% increase in mortality and/or morbidity rates	(8)	(8)	(8)	(9)
10% decrease in mortality and/or morbidity rates	15	15	18	18
50% increase in lapse rates	10	10	(17)	(14)
50% decrease in lapse rates	22	22	56	51
10% increase in expense rates	(23)	(23)	(20)	(20)
10% decrease in expense rates	23	23	19	19

Back to Contents

Capital management and allocation

Capital management
(Audited)

It is HSBC’s policy to maintain a strong capital base to support the development of its business and to meet regulatory capital requirements at all times. In addition, the level of capital held by HSBC Holdings and other major subsidiaries, particularly HSBC Finance, is determined by its rating targets. HSBC currently uses a benchmark minimum tier 1 capital ratio of 8.25 per cent for the purposes of its long-term capital planning. HSBC recognises the impact on shareholder returns of the level of equity capital employed within HSBC and seeks to maintain a prudent balance between the advantages and flexibility afforded by a strong capital position and the higher returns on equity possible with greater leverage.

     An annual Group capital plan is prepared and approved by the Board with the objective of maintaining both the optimal amount of capital and the mix between the different components of capital. The Group’s policy is to hold capital in a range of different forms and from diverse sources and all capital raising is agreed with major subsidiaries as part of their individual and the Group’s capital management process. Major subsidiaries would usually raise their own non-equity tier 1 capital and subordinated debt in accordance with the Group’s guidelines regarding market and investor concentration, cost, market conditions, timing and maturity profile. The subordinated debt requirements of other HSBC companies are met internally.

     Each subsidiary manages its own capital within the context of the approved annual Group capital plan, which determines levels of risk-weighted asset growth and the optimal amount and mix of capital required to support planned business growth. As part of HSBC’s capital management policy, capital generated in excess of planned requirements is returned to HSBC Holdings, normally by way of dividends.

     HSBC Holdings is primarily a provider of equity capital to its subsidiaries. These investments are substantially funded by HSBC Holdings’ own capital issuance and profit retentions. HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and that of its investment in subsidiaries.

     The principal forms of capital are included in the following balances on the consolidated balance sheet: called up share capital, share premium account, other reserves, retained earnings, and subordinated liabilities. Capital also includes the collective impairment allowances held in respect of loans and advances.

Capital measurement and allocation
(Audited)

The FSA supervises HSBC on a consolidated basis and, as such, receives information on the capital adequacy of, and sets capital requirements for, HSBC as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities. Since 1988, when the governors of the Group of Ten central banks agreed to guidelines for the international convergence of capital measurement and standards, known as the Basel Capital Accord (Basel I), the banking supervisors of HSBC’s major banking subsidiaries have exercised capital adequacy supervision within a broadly similar framework.

     In implementing the EU’s Banking Consolidation Directive, the FSA requires each bank and banking group to maintain an individually prescribed ratio of total capital to risk-weighted assets taking into account both balance sheet assets and off-balance sheet transactions. Under the EU’s Capital Adequacy Directive, the FSA allows banks to calculate capital requirements for market risk in the trading book using VAR techniques. HSBC complied with the FSA’s capital adequacy requirements throughout 2006 and 2005.

HSBC’s capital is divided into two tiers:
•	Tier 1 capital comprises shareholders’ funds, innovative tier 1 securities and minority interests in tier 1 capital, after adjusting for items reflected in shareholders’ funds which are treated differently for the purposes of capital adequacy. The book values of goodwill and intangible assets are deducted in arriving at tier 1 capital.

•	Tier 2 capital comprises qualifying subordinated loan capital, collective impairment allowances, minority and other interests in tier 2 capital and unrealised gains arising on the fair valuation of equity instruments held as available-for-sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

     Various limits are applied to elements of the capital base. The amount of innovative tier 1 securities cannot exceed 15 per cent of overall tier 1 capital, qualifying tier 2 capital cannot exceed tier 1

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Capital management and allocation > Capital measurement > Future developments capital, and qualifying term subordinated loan capital may not exceed 50 per cent of tier 1 capital. There are also limitations on the amount of collective impairment allowances which may be included as part of tier 2 capital. From the total of tier 1 and tier 2 capital are deducted the carrying amounts of unconsolidated investments, investments in the capital of banks, and certain regulatory items. Changes to the definition of capital came into force on 1 January 2007 and further details are provided under ‘Future developments’ below.

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

Basel II
(Audited)

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

     With respect to pillar one minimum capital requirements, Basel II provides three approaches, of increasing sophistication, to the calculation of credit risk regulatory capital. The most basic, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties, and groups other counterparties into broad categories and applies standardised risk weightings to these categories. In the next level, the internal ratings-based foundation approach, allows banks to calculate their credit risk regulatory capital requirement on the basis of their internal assessment of the probability that a counterparty will default, but with quantification of exposure and loss estimates being subject to standard supervisory parameters. Finally, the internal ratings-based advanced approach, will allow banks to use their own internal assessment of not only the probability of default but also the quantification of exposure at default and loss given default.

     Basel II also introduces capital requirements for operational risk and, again, contains three levels of sophistication. The capital required under the basic indicator approach will be a simple percentage of gross revenues, whereas under the standardised approach it will be one of three different percentages of gross revenues allocated to each of eight defined business lines. Finally, the advanced measurement approach uses banks’ own statistical analysis and modelling of operational risk data to determine capital requirements.

     The EU Capital Requirements Directive (‘CRD’) recast the Banking Consolidation Directive and the Capital Adequacy Directive and will be the means by which Basel II will be implemented in the EU. The CRD was formally adopted by the Council and European Parliament on 14 June 2006 and it requires EU Member States to bring implementing provisions into force on 1 January 2007. In the case of the provisions relating to the implementation of the internal ratings-based advanced approach to credit risk and the advanced measurement approach to operational risk, implementation becomes available 1 January 2008.

     In October 2006, the FSA published the General Prudential Sourcebook (‘GENPRU’) and the Prudential Sourcebook for Banks, Building Societies and Investment Firms (‘BIPRU’), which take effect from 1 January 2007 and implement the CRD in the UK. GENPRU introduces changes to the definition of capital and the methodology for calculating capital ratios. Changes include relaxation of the rules regarding the deduction of investments in other banks capital and proportional rather than full consolidation of associates. In addition, certain deductions from capital, previously taken from total capital will be deducted 50 per cent each from tier 1 and tier 2 for Pillar 3 disclosure purposes.

     BIPRU introduces the Basel II requirements for the calculation of capital requirements as well as changes to the consolidation regime, the trading book definition and various ancillary provisions. In respect of counterparty risk in the trading book, certain changes have been introduced with effect from 1 January 2007. Otherwise, transitional

Back to Contents

provisions regarding the implementation of capital requirements calculations mean that, in general, unless firms notify the FSA to the contrary, they continue to apply the existing capital requirements calculations until 1 January 2008. Thereafter, HSBC proposes to adopt the IRB advanced approach for the majority of its business. A rollout plan is in place to extend coverage of the advanced approach over the succeeding three years, leaving a small residue of exposures on the standardised approach. For individual banking subsidiaries, the timing and manner of implementation of Basel II varies by jurisdiction and the requirements are set by local banking supervisors. The application of Basel II across HSBC’s geographically diverse businesses, which operate in a large number of different regulatory environments, represents a significant logistical and technological challenge, and an extensive programme of implementation projects is currently in progress. Basel II permits local discretion in a number of areas for determination by local regulators. The extent to which requirements will diverge, coupled with how the FSA and the local host regulators in the other countries in which

HSBC operates interact will be key factors in completing implementation of Basel II. As these factors emerge, HSBC continues to assess the effect of Basel II on its capital ratios.

     One example of continuing regulatory uncertainty relates to the US, where banking supervisory authorities have yet to produce final rules. They are now expected to be published in 2007. The US authorities have decided to apply the advanced credit and operational risk methodologies of Basel II only to the largest US banks and holding companies, although other banks may decide to opt in. HSBC North America Holdings Inc. (HSBC’s highest level US bank holding company in the US, which holds all HSBC’s major US operating subsidiaries and HSBC Canada) has been mandated to comply with these rules. For smaller US banks, the US banking authorities are considering applying an updated version of the existing Basel I rules (dubbed Basel Ia). The Basel Ia rules may also be used in the determination of Basel II capital floors during the transition period (2009-11).

Source and application of tier 1 capital
(Unaudited)

	2006	2005
	US$m	US$m
Movement in tier 1 capital
At 1 January	74,403	67,259
Consolidated profits attributable to shareholders of the parent company	15,789	15,081
Dividends	(8,769)	(7,750)
Add back: shares issued in lieu of dividends	2,525	1,811
Increase in goodwill and intangible assets deducted	(3,668)	(1,631)
Preference shares issued	–	1,405
Ordinary shares issued	1,015	690
Other (including exchange differences)	6,547	(2,462)

At 31 December	87,842	74,403

Movement in risk-weighted assets
At 1 January	827,164	759,210
Movements	111,514	67,954

At 31 December	938,678	827,164

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Capital management and allocation > Capital measurement

Capital structure
(Unaudited)

		2006	2005
		US$m	US$m
Composition of regulatory capital
Tier 1 capital
Shareholders’ funds		108,352	92,432
Minority interests and preference shares		7,413	6,741
Innovative tier 1 securities		9,932	9,383
Less :
Goodwill capitalised and intangible assets		(36,489)	(32,821)
Other regulatory adjustments		(1,366)	(1,332)

Total qualifying tier 1 capital		87,842	74,403

Tier 2 capital
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities		2,982	1,593
Collective impairment allowances		11,077	8,749
Perpetual subordinated liabilities		3,396	3,640
Term subordinated liabilities		30,677	24,519
Minority interests in tier 2 capital		425	425

Total qualifying tier 2 capital		48,557	38,926

Unconsolidated investments		(7,512)	(6,437)
Investments in other banks		(1,419)	(1,147)
Other deductions		(394)	(296)

Total regulatory capital		127,074	105,449

Risk-weighted assets
Banking book		857,198	762,037
Trading book		81,480	65,127

Total		938,678	827,164

Risk-weighted assets were included in the totals above in respect of:
–	contingent liabilities	44,704	43,333
–	commitments	58,569	51,288

Capital ratios		%	%
Total capital		13.5	12.8
Tier 1 capital		9.4	9.0

     The above figures were computed in accordance with the EU Banking Consolidation Directive.

     Tier 1 capital increased by US$13.4 billion. Retained profits contributed US$7.0 billion, shares issued, including shares issued in lieu of dividends, contributed US$3.5 billion and exchange differences added US$4.6 billion. These increases were partly offset by an increase in goodwill and intangible assets, which are deducted from capital, of

US$3.7 billion, and is mainly due to the acquisition of Grupo Banistmo as well as the weakening of the US dollar against the pound sterling and the euro.

     Total risk-weighted assets increased by US$112 billion, or 13.5 per cent. The increase mainly reflects growth in the loan book and trading positions. At constant currency, risk-weighted asset growth was 8.9 per cent.

Back to Contents

Risk-weighted assets by principal subsidiary
(Unaudited)

In order to give an indication of how HSBC’s capital is deployed, the table below analyses the disposition of risk-weighted assets by principal subsidiary. The risk-weighted assets are calculated using FSA rules and exclude intra-HSBC items.

	2006	2005
	US$m	US$m
Risk-weighted assets
Hang Seng Bank	43,607	45,525
The Hongkong and Shanghai Banking Corporation and other subsidiaries	137,685	123,906
The Hongkong and Shanghai Banking Corporation	181,292	169,431

HSBC Private Banking Holdings (Suisse)	26,476	21,224
HSBC France	60,406	54,684
HSBC Bank and other subsidiaries	273,146	221,355
HSBC Bank	360,028	297,263

HSBC Finance	141,589	129,282
HSBC Bank Canada	35,674	30,275
HSBC Bank USA and other subsidiaries	140,062	123,829
HSBC North America	317,325	283,386

HSBC Mexico	15,406	13,166
HSBC Bank Middle East	17,977	14,682
HSBC Bank Malaysia	7,201	5,991
HSBC Latin American operations	20,236	15,736
Grupo Banistmo	6,434	–
Bank of Bermuda	4,370	4,195
HSBC Holdings sub-group	876	780
Other	7,533	22,534

	938,678	827,164

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance

Biographies > Directors

Corporate Governance Report

The information set out on pages 248 to 290 and information incorporated by reference constitutes the Corporate Governance Report of HSBC Holdings.
Directors

S K Green,Group Chairman

Age 58. An executive Director since 1998; Group Chief Executive from 2003 to 26 May 2006. Joined HSBC in 1982. Chairman of HSBC Bank plc, HSBC North America Holdings Inc. and HSBC Private Banking Holdings (Suisse) SA. Deputy Chairman of HSBC Trinkaus & Burkhardt AG. A Director of HSBC France and The Hongkong and Shanghai Banking Corporation Limited. Group Treasurer from 1992 to 1998. Executive Director, Corporate, Investment Banking and Markets from 1998 to 2003. Chairman of The British Bankers’ Association.

*	The Baroness Dunn DBE, Deputy Chairman and, senior non-executive Director

Age 67. An executive Director of John Swire & Sons Limited and a Director of Swire Pacific Limited. A non-executive Director since 1990 and a non- executive Deputy Chairman since 1992. A member of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1981 to 1996. A Patron of the UK Foundation of the University of British Columbia, a registered charity. A member of the Asia Task Force. A former Senior Member of the Hong Kong Executive Council and Legislative Council.

†	Sir Brian Moffat, OBE, Deputy Chairman and senior independent non-executive Director

Age 68. A non-executive Director since 1998 and a non-executive Deputy Chairman since 2001. Chairman of the Group Audit Committee and of the Nomination Committee. From the conclusion of the Annual General Meeting in 2007, will cease to be the senior independent non-executive Director, a member and Chairman of the Group Audit Committee and the Chairman of the Nomination Committee. A non-executive Director of Macsteel Global BV. Former Chairman of Corus Group plc and a former member of the Court of the Bank of England.

M F Geoghegan,CBE, Group Chief Executive

Age 53. An executive Director since 2004. Joined HSBC in 1973. Chairman of HSBC Bank USA, N.A. and HSBC USA Inc. and HSBC Bank Canada. A Director and, since 6 March 2006, Deputy Chairman of HSBC Bank plc. A Director of The Hongkong and Shanghai Banking Corporation Limited, HSBC France, HSBC North America Holdings Inc. and HSBC National Bank USA. President of HSBC Bank Brasil S.A.-Banco Múltiplo from 1997 to 2003

Back to Contents

and responsible for all of HSBC’s business throughout South America from 2000 to 2003. Chief Executive of HSBC Bank plc from 2004 to 6 March 2006. A non-executive Director and Chairman of Young Enterprise.

†	The Rt Hon the Lord Butler of Brockwell,
KG, GCB, CVO

Age 69. Master, University College, Oxford. A non- executive Director since 1998. Chairman of the Corporate Responsibility Committee and the HSBC Global Education Trust. A member of the Nomination Committee until the conclusion of the Annual General Meeting in 2007. A non-executive Director of Imperial Chemical Industries plc. A member of the International Advisory Board of Marsh McLennan Inc. Chaired the UK Government Review of Intelligence on Weapons of Mass Destruction in 2004. Secretary of the Cabinet and Head of the Home Civil Service in the United Kingdom from 1988 to 1998.

†	R K F Ch’ien, CBE
(retiring on 25 May 2007)

Age 55. Chairman of CDC Corporation and of its subsidiary, China.com Inc. A non-executive Director since 1998. A member of the Group Audit Committee. Non-executive Chairman of HSBC Private Equity (Asia) Limited and a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1997. Non-executive Chairman of MTR Corporation Limited and a non- executive Director of Convenience Retail Asia Limited, Inchcape plc, VTech Holdings Limited and The Wharf (Holdings) Limited.

†	J D Coombe

Age 61. Chairman of Hogg Robinson plc. A non- executive Director since March 2005. A member of the Group Audit Committee and, since 1 June 2006, a member of the Remuneration Committee. A non- executive Director of Home Retail Group plc and a member of the Supervisory Board of Siemens AG. A member of The Code Committee of the Panel on Takeovers and Mergers. A trustee of the Royal Academy Trust. Former executive Director and Chief Financial Officer of GlaxoSmithKline plc. A former Chairman of The Hundred Group of Finance Directors and a former member of the Accounting Standards Board.

†	R A Fairhead

Age 45. Chief Executive Officer and Director of the Financial Times Group Limited and a Director of Pearson plc. A non-executive Director since 2004. A member, and from the conclusion of the Annual General Meeting in 2007, Chairman of the Group Audit Committee. A non-executive Director of The Economist Newspaper Limited. Finance Director of Pearson plc until 12 June 2006. Former Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc.

D J Flint, CBE,Group Finance Director

Age 51. Joined HSBC as an executive Director in 1995. Non-executive Chairman of HSBC Finance Corporation. A non-executive Director of BP p.l.c. and a member of the Consultative Committee of the Large Business Advisory Board of HM Revenue & Customs. Chaired the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control. Served on the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board from 2001 to 2004. A former partner in KPMG.

†	W K L Fung,OBE

Age 58. Group Managing Director of Li & Fung Limited. A non-executive Director since 1998. A member of the Corporate Responsibility Committee and, until the conclusion of the Annual General Meeting in 2007, of the Remuneration Committee. A non-executive Director and, since May 2005, Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited. A non-executive Director of CLP Holdings Limited, Integrated Distribution Services Group Limited, Convenience Retail Asia Limited, Shui On Land Limited and VTech Holdings Limited. A member of the Hong Kong Trade Development Council. A former non-executive Director of Bank of Communications Co. Ltd. Former Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters’ Association and the Hong Kong Committee for the Pacific Economic Co-operation Council.

†	S Hintze
(retiring on 25 May 2007)

Age 62. Former Chief Operating Officer of Barilla S. P.A. A non-executive Director since 2001. A member of the Corporate Responsibility Committee and of the Remuneration Committee. A non- executive Director of Premier Foods plc. A former non-executive Director of Safeway plc and the Society of Genealogists, a registered charity. A

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Biographies > Directors / Senior management

former Senior Vice President of Nestlé S.A. With Mars Incorporated from 1972 to 1993, latterly as Executive Vice President of M&M/Mars in New Jersey.

†	J W J Hughes-Hallett

Age 57. Chairman of John Swire & Sons Limited. A non-executive Director since 1 March 2005. A member of the Group Audit Committee since 1 June 2006 and, from the conclusion of the Annual General Meeting in 2007, a member of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1999 to 2004. A non-executive Director and formerly Chairman of Cathay Pacific Airways Limited and Swire Pacific Limited. A director of China Festival 2008. A trustee of the Dulwich Picture Gallery, the Hong Kong Maritime Museum and the Esmée Fairbairn Foundation. A member of the London School of Oriental and African Studies Governing Body.

†	Sir Mark Moody-Stuart,KCMG

Age 66. Chairman of Anglo American plc. A non- executive Director since 2001. Chairman of the Remuneration Committee and a member of the Corporate Responsibility Committee. A non- executive Director of Accenture Limited, a Governor of Nuffield Hospitals and President of the Liverpool School of Tropical Medicine. Chairman of the Global Business Coalition on HIV/AIDS and the Global Compact Foundation. A former Director and Chairman of The ‘Shell’ Transport and Trading Company, plc and former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies.

†	G Morgan

Age 61. A non-executive Director since 1 October 2006 and, from the conclusion of the Annual General Meeting in 2007, a member of the Remuneration Committee. A Director of SNC-Lavalin Group Inc., and Alcan Inc. A member of the Board of Trustees of The Fraser Institute and the Energy Advisory Board of Accenture Limited. A non-executive Director of HSBC Bank Canada until 18 April 2006. Founding President and Chief Executive Officer of EnCana Corporation until December 2005 and Vice Chairman from December 2005 to 24 October 2006.

†	S W Newton

Age 65. Chairman of The Real Return Group Company Limited. A non-executive Director since 2002 and, from the conclusion of the Annual

General Meeting in 2007, a member of the Group Audit Committee. A Member of the Advisory Board of the East Asia Institute and of the Investment Board at Cambridge University. A Member of The Wellcome Trust Investment Committee. Founder of Newton Investment Management, from which he retired in 2002.

†	S M Robertson

Age 66. Non-executive Chairman of Rolls-Royce Group plc and the founder member of Simon Robertson Associates LLP. A non-executive Director since 3 January 2006. From the conclusion of the Annual General Meeting in 2007, to be the senior independent non-executive Director and a member of the Nomination Committee. A non- executive Director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited and The Royal Opera House Covent Trustees of the Royal Academy Trust and the Ernest Garden Limited. Chairman of Kleinwort Charitable Trust. A trustee of the Eden Project and of the Royal Opera House Endowment Fund. A former Managing Director of Goldman Sachs International. Former Chairman of Dresdner Kleinwort Benson and a former non-executive Director of Inchcape plc, Invensys plc and the London Stock Exchange.

*	H Sohmen, OBE (retiring on 25 May 2007)

Age 67. Chairman of Bergesen Worldwide Limited, Bergesen Worldwide Offshore Limited and Bergesen Worldwide Gas ASA. Chairman and President of BW Corporation Limited (formerly World-Wide Shipping Group Limited). A non- executive Director since 1990. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1984 to 2005 and Deputy Chairman from 1996 to May 2005. Former Chairman of The International Pollution Federation Limited. Tanker Owners

†	Sir Brian Williamson, CBE

Age 62. Chairman of Electra Private Equity plc. A non-executive Director since 2002. A member and, from the conclusion of the Annual General Meeting in 2007, Chairman of the Nomination Committee. A non-executive Director of Resolution plc. A member of the Supervisory Board of Euronext NV. A senior adviser to Fleming Family and Partners. Former Chairman of London International Financial Futures and Options Exchange, Gerrard Group plc and Resolution Life Group Limited. A former non- executive Director of the Financial Services Authority and of the Court of The Bank of Ireland.

Back to Contents

Adviser to the Board

D J Shaw

Age 60. An Adviser to the Board since 1998. Solicitor. A partner in Norton Rose from 1973 to 1998. A Director of The Bank of Bermuda Limited, HSBC Private Banking Holdings (Suisse) SA and, since May 2006, a non-executive Director of Shui On Land Limited.

Secretary

R G Barber

Age 56. Group Company Secretary. Appointed a Group General Manager on 1 October 2006. Joined HSBC in 1980. Company Secretary of HSBC Holdings plc since 1990. Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited from 1986 to 1992 and Company Secretary of HSBC Bank plc from 1994 to 1996.

*	Non-executive Director
†	Independent non-executive Director

Group Managing Directors

C C R Bannister

Age 48. Group Managing Director, Insurance. A Group Managing Director since 1 August 2006. Joined HSBC in 1994. Appointed a Group General Manager in 2001. Chairman of HSBC Insurance Holdings Limited since November 2006. Deputy Chief Executive Officer, HSBC Securities (USA) Inc. from 1996 to 1998 and Chief Executive Officer, Group Private Banking from 1998 to 2006.

V H C Cheng, OBE

Age 58. Chairman of The Hongkong and Shanghai Banking Corporation Limited. A Group Managing Director since May 2005. Joined HSBC in 1978. Appointed a Group General Manager in 1995. Deputy Chairman and Chief Executive Officer of Hang Seng Bank Limited from 1998 to 2005.

C-H Filippi

Age 54. Chairman and Chief Executive Officer of HSBC France. A Group Managing Director since 2004. A Director of HSBC Bank plc. A member of the Supervisory Board of HSBC Trinkaus & Burkhardt AG. Joined HSBC France in 1987 having previously held senior appointments in the French civil service. Appointed a Group General Manager in 2001. Global Head of Corporate and Institutional Banking from 2001 to 2004.

A A Flockhart

Age 55. President and Group Managing Director, Latin America and the Caribbean. A Group Managing Director since 1 October 2006. Joined HSBC in 1974. Appointed a Group General Manager and Chief Executive Officer, Mexico in 2002. Chief Executive Officer HSBC Thailand from 1992 to 1994. Managing Director of The Saudi British Bank from 1997 to 1999 and Senior Executive Vice-President, Commercial Banking, HSBC Bank USA Inc. from 1999 to 2002.

S T Gulliver

Age 47. Head of Corporate, Investment Banking and Markets and Group Investment Businesses. A Group Managing Director since 2004. Director of HSBC Bank plc, HSBC USA Inc. and The Hongkong and Shanghai Banking Corporation Limited. Joined HSBC in 1980. Appointed a Group General Manager in 2000. Head of Treasury and Capital Markets in Asia-Pacific from 1996 to 2002, Head of Global Markets from 2002 to 2003, and Co-Head of Corporate, Investment Banking and Markets from 2003 to May 2006.

D H Hodgkinson

Age 56. Group Chief Operating Officer. A Group Managing Director since 26 May 2006 and Chairman of HSBC Bank Middle East Limited since 24 July 2006. Joined HSBC in 1969. Appointed a Group General Manager in 2003. Managing Director of The Saudi British Bank from 1999 to 2003. Deputy Chairman and Chief Executive Officer of HSBC Bank Middle East Limited from 2003 to May 2006.

D D J John

Age 56. Chief Executive, HSBC Bank plc. A Group Managing Director since 6 March 2006. Joined HSBC Bank plc in 1971. Appointed a Group General Manager in 2000. Deputy Chairman and Chief Executive Officer, HSBC Bank Malaysia Berhad from 1999 to 2002. Chief Operating Officer of HSBC Bank plc from 2003 to May 2005 and Deputy Chief Executive from May 2005 to 6 March 2006.

Y A Nasr

Age 52. Group Managing Director, Strategic Investments since 1 October 2006. A Director of HSBC Private Banking Holdings (Suisse) SA. A Group Managing Director since 2004. Joined HSBC in 1976. Appointed a Group General Manager in 1998. President and Chief Executive Officer of

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Biographies > Senior management

HSBC Bank Canada from 1997 to 1999. President and Chief Executive Officer of HSBC USA Inc. and HSBC Bank USA from 1999 to 2003. President, HSBC Bank Brasil S.A.-Banco Múltiplo from 2005 to 2006.

Group General Managers

E Alonso

Age 51. President and Chief Executive Officer, HSBC Bank Brasil S.A.-Banco Múltiplo. Joined HSBC in 1997. Appointed a Group General Manager on 1 October 2006.

P Y Antika

Age 46. Chief Executive Officer, HSBC Turkey. Joined HSBC in 1990. Appointed a Group General Manager in August 2005.

R J Arena

Age 58. Group General Manager, Global e-business. Joined HSBC in 1999. Appointed a Group General Manager in 2000.

R E T Bennett

Age 55. Group General Manager, Legal and Compliance. Joined HSBC in 1979. Appointed a Group General Manager in 1998.

N S K Booker

Age 48. Deputy Chairman and Chief Executive Officer, HSBC Bank Middle East Limited. Joined HSBC in 1981. Appointed a Group General Manager in 2004.

P W Boyles

Age 51. Group General Manager, Human Resources. Joined HSBC in 1975. Appointed a Group General Manager on 1 January 2006.

D C Budd

Age 53. Chief Operating Officer and Executive Director, HSBC Bank plc. Joined HSBC in 1972. Appointed a Group General Manager in May 2005.

Z J Cama

Age 59. Deputy Chairman and Chief Executive Officer, HSBC Bank Malaysia Berhad. Joined HSBC in 1968. Appointed a Group General Manager in 2001.

T M Detelich

Age 50. President, Consumer and Mortgage Lending, HSBC Finance Corporation. Joined HSBC Finance Corporation in 1976. Appointed a Group General Manager on 1 October 2006.

J D Garner

Age 37. Group General Manager, Personal Financial Services and Direct Businesses, HSBC Bank plc. Joined HSBC in 2004. Appointed a Group General Manager on 1 October 2006.

J L Gordon

Age 54. President and Chief Executive Officer, HSBC Bank Canada. Joined HSBC in 1987. Appointed a Group General Manager in August 2005.

K M Harvey

Age 46. Group General Manager and Group Chief Information Officer. Joined HSBC Finance Corporation in 1989. Appointed a Group General Manager in 2004.

A M Keir

Age 48. Global Co-Head Commercial Banking. Joined HSBC in 1981. Appointed a Group General Manager on 1 October 2006.

N L Kidwai

Age 49. Chief Executive Officer, HSBC India. Joined HSBC in 2002. Appointed a Group General Manager on 1 October 2006.

M J W King

Age 50. Group General Manager, Internal Audit. Joined HSBC in 1986. Appointed a Group General Manager in 2002.

P J Lawrence

Age 45. Head of Corporate, Investment Banking and Markets, USA. President and Chief Executive Officer, HSBC Bank USA, N.A. and HSBC USA Inc. Joined HSBC in 1982. Appointed a Group General Manager in August 2005.

M Leung

Age 54. Global Co-Head Commercial Banking. Joined HSBC in 1978. Appointed a Group General Manager in August 2005.

Back to Contents

A M Mahoney

Age 44. Group General Manager and Head of Network, HSBC Bank plc. Joined HSBC in 1983. Appointed a Group General Manager on 24 November 2006.

B P McDonagh

Age 48. Chief Executive Officer, HSBC Finance Corporation and Chief Operating Officer, HSBC North America Holdings Inc. Joined HSBC in 1979. Appointed a Group General Manager in August 2005.

C M Meares

Age 49. Chief Executive Officer, Group Private Banking. Joined HSBC in 1980. Appointed a Group General Manager on 1 November 2006.

W G Menezes

Age 61. Group Executive, Card Services, HSBC Finance Corporation. Joined HSBC in 1996. Appointed a Group General Manager on 1 October 2006.

K Newman

Age 49. Senior Executive Vice President, Personal Financial Services, HSBC Bank USA, N.A. Joined HSBC in 1989. Appointed a Group General Manager on 1 October 2006.

R C F Or

Age 57. Vice-Chairman and Chief Executive, Hang Seng Bank Limited and Director, The Hongkong and Shanghai Banking Corporation Limited. Joined HSBC in 1972. Appointed a Group General Manager in 2000.

K Patel

Age 58. Group General Manager, Chief Executive Officer, Africa. Joined HSBC in 1984. Appointed a Group General Manager in 2000.

R C Picot

Age 49. Group Chief Accounting Officer. Joined HSBC in 1993. Appointed a Group General Manager in 2003.

M J Powell

Age 45. Head of Global Markets. Joined HSBC in 1984. Appointed a Group General Manager on 1 October 2006.

B Robertson

Age 52. Group General Manager, Credit and Risk. Joined HSBC in 1975. Appointed a Group General Manager in 2003.

M R P Smith, OBE

Age 50. Chief Executive Officer, The Hongkong and Shanghai Banking Corporation Limited. Chairman, Hang Seng Bank Limited. Joined HSBC in 1978. Appointed a Group General Manager in 2000.

P A Thurston

Age 53. Chief Executive Officer, HSBC Mexico. Joined HSBC in 1975. Appointed a Group General Manager in 2003.

P T S Wong

Age 55. Executive Director, Hong Kong and Mainland China, The Hongkong and Shanghai Banking Corporation Limited. Joined HSBC in February 2005. Appointed a Group General Manager in April 2005.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Board of Directors > The Board

Board of Directors

The Board

The objective of the management structures within HSBC, headed by the Board of Directors of HSBC Holdings and led by the Group Chairman, is to deliver sustainable value to shareholders.

     Implementation of the strategy set by the Board is delegated to the Group Management Board under the leadership of the Group Chief Executive.

     HSBC Holdings has a unitary Board of Directors. The authority of each Director is exercised in Board Meetings where the Board acts collectively as a unit. At 5 March 2007 the Board comprises the Group Chairman, Group Chief Executive, Group Finance Director and 15 non-executive Directors. The names and brief biographical particulars of the Directors are listed on pages 248 to 250. The Group Chairman, Group Chief Executive and Group Finance Director are employees who carry out executive functions in HSBC in addition to their duties as Directors. Non-executive Directors are not HSBC employees and do not participate in the daily business management of HSBC. Non-executive Directors bring an external perspective, constructively challenge and help develop proposals on strategy, scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance. The non-executive Directors have a wealth of experience across a number of industries and business sectors, including the leadership of large, complex multinational enterprises. The roles of non-executive Directors as members of Board committees are set out on pages 259 to 262. It is estimated that non-executive Directors spend 24 days per annum on HSBC business after an induction phase, with Committee members devoting significant additional time.

     The Board sets the strategy for HSBC through the five-year strategic plan and approves the annual operating plans presented by management for the achievement of the strategic objectives. The annual operating plans ensure the efficient disposition of HSBC’s resources for the achievement of these objectives. The Board delegates the management and day-to-day running of HSBC to the Group Management Board but retains to itself approval of certain matters including annual plans and performance targets, procedures for monitoring and control of operations, the authority or the delegation of authority to approve credit, market risk limits, acquisitions, disposals, investments, capital expenditure or realisation or creation of a new venture, specified senior appointments, and any substantial change in balance sheet management policy.

     The Directors who served during the year were Sir John Bond, Lord Butler, R K F Ch’ien, J D Coombe, Baroness Dunn, R A Fairhead, D J Flint, W K L Fung, M F Geoghegan, S K Green, S Hintze, J W J Hughes-Hallett, A W Jebson, Sir John Kemp-Welch, Sir Brian Moffat, Sir Mark Moody-Stuart, G Morgan, S W Newton, S M Robertson, H Sohmen and Sir Brian Williamson.

     Sir John Bond, A W Jebson and Sir John Kemp-Welch retired as Directors at the conclusion of the Annual General Meeting held on 26 May 2006. S M Robertson was appointed a Director on 3 January 2006, G Morgan was appointed a Director on 1 October 2006 and J F Gil Díaz was appointed a Director on 2 January 2007 and resigned on 5 March 2007.

     The Board of Directors meets regularly and Directors receive information between meetings about the activities of committees and developments in HSBC’s business.

     Seven Board meetings were held during 2006. Lord Butler, R K F Ch’ien, J D Coombe, Baroness Dunn, D J Flint, M F Geoghegan, S K Green, S Hintze, Sir Brian Moffat, S M Robertson, H Sohmen and Sir Brian Williamson attended all of the Board meetings. R A Fairhead, W K L Fung, J W J Hughes-Hallett, Sir Mark Moody-Stuart and S W Newton attended six of the Board meetings. Sir John Bond and A W Jebson attended the four Board meetings held before they ceased to be Directors. Sir John Kemp-Welch attended three of the four Board meetings held before he ceased to be a Director. G Morgan attended the one Board meeting held following his appointment.

     During 2006, the non-executive Directors and the Group Chairman met twice without the presence of the Group Chief Executive and Group Finance Director. In addition, the non-executive Directors met once without Sir John Bond when he was Group Chairman to discuss his performance and on one other occasion without S K Green, following his appointment as Group Chairman.

     In addition to the meetings of the principal Committees referred to in the following pages, eleven other meetings of Committees of the Board were held during the year to discharge business delegated by the Board.

     All Directors attended the 2006 Annual General Meeting.

Back to Contents

Group Chairman and Group Chief Executive

The roles of Group Chairman and Group Chief Executive are separated and held by experienced full-time Directors. S K Green succeeded Sir John Bond as Group Chairman at the conclusion of the Annual General Meeting on 26 May 2006 and M F Geoghegan succeeded S K Green as Group Chief Executive. Sir Brian Moffat, the senior independent non-executive Director and the Chairman of the Nomination Committee, wrote to shareholders regarding these appointments.

     He explained that the decision by the Board to appoint S K Green as Group Chairman was made after a thorough selection process. This was conducted by the Nomination Committee, assisted by external advisers, and included extensive benchmarking against external candidates. The Committee considered carefully the requirements of the position in terms of HSBC’s size, geographical spread and complexity; the need for full time executive commitment and experience of international banking at the highest level; and took account of the need for the Group Chairman to have a wide range of skills, the capacity for strategic thinking and the ability to sustain and enhance the Group’s corporate character. The Committee also took into consideration the need for the Group Chairman to be able to work closely and effectively with the Group Chief Executive, to have the authority to run the Board and to have the personal standing to represent HSBC externally at the highest level. Job specifications for the Group Chairman and the Group Chief Executive, setting out their respective authorities and responsibilities, have been agreed by the Board. The Nomination Committee came to the unanimous conclusion that S K Green was the outstanding candidate.

     S K Green joined HSBC in 1982. He was Group Treasurer from 1992 to 1998, and Executive Director, Corporate, Investment Banking and Markets from 1998 to 2003, when he was appointed Group Chief Executive. He has worked in Hong Kong, New York, the Middle East and London, and has immense international experience and knowledge of HSBC. The Committee concluded that S K Green is superbly well qualified to serve as Group Chairman. His principal commitment outside HSBC is as Chairman of The British Bankers’ Association.

     S K Green’s successor as Group Chief Executive was M F Geoghegan, who led HSBC Bank, HSBC’s principal subsidiary in the UK, from 2004 to March 2006. He too is highly qualified for his position as Group Chief Executive and his appointment also had the unanimous support of the Board. Mr Geoghegan has over 33 years’ experience with HSBC and has worked in 10 countries in North and South America, Asia, the Middle East and Europe.

     The Directors believed strongly that these appointments were in the best interests of the shareholders. The appointments had the unanimous support of the Directors and were made after consulting with representatives of major institutional investors and explaining the succession planning and independent external search process. S K Green and M F Geoghegan stood for re-election at the 2006 Annual General Meeting and were both re-elected ahead of taking up their new roles from the conclusion of that meeting.

     Nowadays, success in financial services depends in a large measure on the relative strengths of competing management teams. Planning management succession is key to this, has long been established in the Group and the plan is regularly reviewed by the non-executive Directors. Furthermore, HSBC is a remarkable organisation with a distinctive character and culture. The business is managed through international teamwork and HSBC believes this is best achieved by management continuity and amongst colleagues who have similar values. By way of example, the top 45 executives have a combined service of over 1,000 years with HSBC, although four of these executives have joined the Group in the last six years, thus ensuring there is a balance of new talent to help run the business.

Board balance and independence of Directors

The Board considers all of the non-executive Directors to be independent in character and judgement. Baroness Dunn and H Sohmen have served on the Board for more than nine years, however, and in that respect only, do not meet the usual criteria for independence set out in the UK Combined Code on corporate governance. The Board has therefore determined Lord Butler, R K F Ch’ien, J D Coombe, R A Fairhead, W K L Fung, S Hintze, J W J Hughes-Hallett, Sir Brian Moffat, Sir Mark Moody-Stuart, G Morgan, S W Newton, S M Robertson, and Sir Brian Williamson to be independent. In reaching its determination of each non-executive Director’s independence the Board has concluded that there are no relationships or circumstances which are likely to affect a Director’s judgement and any relationships or circumstances which could appear to do so were considered not to be material. From the conclusion of the Annual General Meeting in 2007, Lord Butler,

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Board of Directors > The Board / Corporate governance codes

W K L Fung and Sir Brian Moffat will each have served on the Board for more than nine years and, in that respect only, will not meet the usual criteria for independence set out in the UK Combined Code on corporate governance.

     When determining independence the Board considers that calculation of the length of service of a non-executive Director begins on the date of his or her first election by shareholders as a Director of HSBC Holdings. Given the complexity and geographical spread of HSBC’s business, the experience of previous service on a subsidiary company board can be a considerable benefit to HSBC and does not detract from a Director’s independence.

     In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, each non-executive Director determined by the Board to be independent has provided an annual confirmation of his or her independence to HSBC Holdings.

Information, induction and ongoing development

The Board regularly reviews reports on progress against financial objectives, on business developments and on investor and external relations and receives reports from the Chairmen of Board Committees and from the Group Chief Executive. The Board receives regular reports and presentations on strategy and developments in the customer groups and principal geographical areas. Regular reports are also provided to the Board, the Group Audit Committee and the Group Management Board on credit exposures and the loan portfolio, asset and liability management, liquidity, litigation and compliance and reputational issues. The agenda and supporting papers are distributed in advance of all Board and Committee meetings to allow time for appropriate review and to facilitate full discussion at the meetings. All Directors have full and timely access to all relevant information and may take independent professional advice if necessary.

     The Directors have free and open contact with management at all levels. Group Managing Directors and Group General Managers meet informally with Directors after Board meetings. Board offsite visits are made each year to enable Directors to see at first hand the operations of subsidiary companies in local environments and to meet management, employees and customers. In 2006 the Board visited Istanbul, Hong Kong and Shenzhen.

     Full, formal and tailored induction programmes, with particular emphasis on internal controls, are arranged for newly appointed Directors. The programmes consist of a series of meetings with other Directors and senior executives to enable new Directors to receive information and familiarise themselves with HSBC’s strategy, operations and internal controls. Prior to their appointment, each Director receives comprehensive guidance on the duties and liabilities of a Director of HSBC Holdings. Opportunities to update and develop skills and knowledge, through externally run seminars and through briefings by senior executives, are provided to all Directors.

Performance evaluation

MWM Consulting was commissioned to undertake an independent performance evaluation of the Board, its committees and individual Directors. The evaluation examined those key areas where the Board requires clarity in order to provide high level oversight, including: the strategic process; key business drivers and performance milestones; the global economic environment and competitive context in which HSBC operates; the risks faced by the business; board dynamics, capability and alignment; reputation; and information flows. The report on the evaluation has been reviewed by the Board and has been used by the non-executive Directors, led by Sir Brian Moffat, in their evaluation of the performance of the Group Chairman. The review concluded that the Board and its committees were functioning effectively. It is the intention of the Board of HSBC Holdings to continue to review its performance and that of its Directors annually.

Retirement and re-election of Directors

Lord Butler, R K F Ch’ien, Baroness Dunn, R A Fairhead, W K L Fung, S Hintze, Sir Brian Moffat, G Morgan and H Sohmen will retire at the forthcoming Annual General Meeting. With the exception of R K F Ch’ien, S Hintze and H Sohmen, who are to retire, they offer themselves for re-election.

     Following the performance evaluation of the Board, the Group Chairman has confirmed that the Directors standing for re-election at the Annual General Meeting continue to perform effectively and to demonstrate commitment to their roles.

     Brief biographical particulars of all Directors including those seeking re-election at the Annual General Meeting, are given on pages 248 to 250.

Relations with shareholders

The Board ensures all Directors, including non-executive Directors, develop an understanding of the

Back to Contents

views of major shareholders through attendance at analyst presentations and other meetings with institutional investors and their representative bodies. The Board also met with representatives of institutional shareholders in 2006 to discuss corporate governance matters.

     The Group Chairman, Group Chief Executive and the Group Finance Director hold regular meetings with institutional investors and report to the Board on those meetings.

     Sir Brian Moffat, Deputy Chairman and, until the conclusion of the Annual General Meeting in 2007, senior independent non-executive Director, is available to shareholders should they have concerns which contact through the normal channels of Group Chairman, Group Chief Executive, Group Finance Director or other executives has failed to resolve or for which such contact would be inappropriate. From the conclusion of the Annual General Meeting in 2007, S M Robertson will be senior independent non-executive Director. The senior independent non-executive Director may be contacted through the Group Company Secretary at 8 Canada Square, London E14 5HQ.

Indemnification of Directors, relevant audit information and contracts of significance

The Articles of Association of HSBC Holdings provide that Directors are entitled to be indemnified out of the assets of the Company against claims from third parties in respect of certain liabilities arising in connection with the performance of their functions, in accordance with the provisions of the UK Companies Act 1985. Such indemnity provisions of this nature have been in place during the financial year but have not been utilised by the Directors.

     Each person who is a director at the date of approval of this report confirms that so far as the director is aware, there is no relevant audit information of which the Company's auditor is unaware; and the director has taken all the steps that he or she ought to have taken as a director in order to make himself or herself aware of any relevant audit information and to establish that the Company's auditor is aware of that information. This confirmation is given pursuant to section 234ZA of the UK Companies Act 1985 and should be interpreted in accordance therewith and subject to the provisions thereof.

     None of the Directors had, during the year or at the end of the year, a material interest, directly or indirectly, in any contract of significance with HSBC Holdings or any of its subsidiary undertakings.

Corporate Governance Codes

HSBC is committed to high standards of corporate governance. HSBC Holdings has complied with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council (‘the Combined Code’) throughout the year, save for code provision A.2.2 as the Group Chairman did not on appointment meet the Combined Code’s independence criteria. On 26 May 2006 S K Green, who had previously served as Group Chief Executive, became Group Chairman. In accordance with the provisions of the Combined Code, the Board consulted major shareholders in advance of the appointment. Sir Brian Moffat, the senior independent non-executive Director and the Chairman of the Nomination Committee, wrote to all shareholders to explain the Board’s decision and the reasons for the appointment. These are described on page 255.

     HSBC Holdings has complied with all applicable code provisions of the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year.

     The Board of HSBC Holdings has adopted a code of conduct for transactions in HSBC Group securities by Directors that complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code, primarily to take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the year.

Differences in HSBC Holdings/New York Stock Exchange corporate governance practices

Under the New York Stock Exchange’s (‘NYSE’) corporate governance rules for listed companies, as a NYSE-listed foreign private issuer, HSBC Holdings

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Board of Directors> Corporate governance codes / Board committees must disclose any significant ways in which its corporate governance practices differ from those followed by US companies subject to NYSE listing standards. HSBC Holdings believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies.

     US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company incorporated in the UK to include in its Annual Report and Accounts a narrative statement of how it has applied the principles of the Combined Code and a statement as to whether or not it has complied with the code provisions of the Combined Code throughout the accounting period covered by the Annual Report and Accounts. A company that has not complied with the Code provisions, or complied with only some of the Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. As stated above, HSBC Holdings complied throughout 2006 with the applicable code provisions of the Combined Code, save with respect to the appointment of the current Group Chairman, as referred to above. The Combined Code does not require HSBC Holdings to disclose the full range of corporate governance guidelines with which it complies.

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

     Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During 2006, HSBC Holdings’ non-executive Directors met twice as a group with the Group Chairman, but without the Group Chief Executive or Group Finance Director present, and met twice as a group without the Group Chairman, Group Chief Executive or Group Finance Director present. HSBC Holdings’ practice, in this regard, complies with the Combined Code.

     In accordance with the requirements of the Combined Code, HSBC Holdings discloses in its annual report how the Board, its committees and the Directors are evaluated and the results of the evaluation (on page 256) and it provides extensive information regarding Directors’ compensation in the Directors’ Remuneration Report (on pages 280 to 289). The terms of reference of HSBC Holdings’ Audit, Nomination and Remuneration Committees are available at www.hsbc.com/boardcommittees.

     NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. In addition to the Group Business Principles and Values, which apply to the employees of all HSBC companies, pursuant to the requirements of the Sarbanes-Oxley Act the Board of HSBC Holdings has adopted a Code of Ethics applicable to the Group Chairman and the Group Chief Executive, as the principal executive officers, and to the Group Finance Director and Group Chief Accounting Officer. HSBC Holdings’ Code of Ethics is available on www.hsbc.com/codeofethics or from the Group Company Secretary at 8 Canada Square, London E14 5HQ. If the Board amends or waives the provisions of the Code of Ethics, details of the amendment or waiver will appear at the same website address. During 2006 HSBC Holdings made no amendments to its Code of Ethics and granted no waivers from its provisions. The Group Business Principles and Values are available on www.hsbc.com/businessprinciplesandvalues.

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

Back to Contents

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

Board committees

The Board has appointed a number of committees consisting of certain Directors, Group Managing Directors and, in the case of the Corporate Responsibility Committee, certain co-opted non-director members. The following are the principal committees:

Group Management Board

The Group Management Board meets regularly and operates as a general management committee under the direct authority of the Board. The objective of the Group Management Board is to maintain a reporting and control structure whereby all of the line operations of HSBC are accountable to individual members of the Group Management Board who report to the Group Chief Executive who in turn reports to the Group Chairman. The members of the Group Management Board are M F Geoghegan (Chairman) and D J Flint, both of whom are executive Directors, and C C R Bannister, V H C Cheng, C-H Filippi, A A Flockhart, S T Gulliver, D H Hodgkinson, D D J John and

Y A Nasr, all of whom are Group Managing Directors.

     The Group Management Board exercises the powers, authorities and discretions of the Board in so far as they concern the management and day-to-day running of HSBC Holdings in accordance with such policies and directions as the Board may from time to time determine. Matters reserved for approval by the Board are described on page 254.

     Following each meeting the Group Chief Executive reports to the Board on the Group Management Board’s activities.

Group Audit Committee

The Group Audit Committee meets regularly with HSBC’s senior financial, internal audit, credit, legal and compliance management and the external auditor to consider HSBC Holdings’ financial reporting, the nature and scope of audit reviews and the effectiveness of the systems of internal control and compliance. The members of the Group Audit Committee throughout 2006 were Sir Brian Moffat (Chairman), R K F Ch’ien, J D Coombe and R A Fairhead. J W J Hughes-Hallett was appointed a member of the Committee on 1 June 2006. Sir John Kemp-Welch ceased to be a member of the Committee on 26 May 2006. From the conclusion of the Annual General Meeting in 2007, Sir Brian Moffat will cease to be Chairman and a member of the Committee, R A Fairhead will become Chairman of the Committee and S W Newton will become a member of the Committee. All members of the Committee are independent non-executive Directors.

     The Board has determined that Sir Brian Moffat, R K F Ch’ien, R A Fairhead, J D Coombe and J W J Hughes-Hallett are independent according to SEC criteria, and that Sir Brian Moffat, R A Fairhead, J D Coombe and J W J Hughes-Hallett may be regarded as audit committee financial experts for the purposes of section 407 of the Sarbanes-Oxley Act and as having recent and relevant financial experience.

     Appointments to the Committee are made for periods of up to three years, extendable by no more than two additional three-year periods, so long as members continue to be independent.

     Formal and tailored induction programmes are held for newly appointed Committee members and appropriate training is provided on an ongoing and timely basis.

     There were seven meetings of the Group Audit Committee during 2006. R K F Ch’ien, J D Coombe,

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Board of Directors > Board committees

R A Fairhead and Sir Brian Moffat attended all of the meetings; Sir John Kemp-Welch attended two of the three meetings held before his retirement and J W J Hughes-Hallett attended each of the four meetings held following his appointment.

     At each meeting, the Committee has the opportunity to meet with the external auditor, without management present, to facilitate the discussion of any matter relating to its remit and any issue arising from the audit. Similar arrangements have been adopted for the Committee to meet with the internal auditor.

     The terms of reference of the Committee, which are reviewed annually, are available at www.hsbc.com/boardcommittees. To ensure consistency of scope and approach by subsidiary company audit committees, the Group Audit Committee has established core terms of reference to guide subsidiary company boards when adopting terms of reference for their audit committees. The Committee receives bi-annual confirmations from subsidiary company audit committees relating to the financial statements and internal control procedures of those subsidiaries.

     The Group Audit Committee is accountable to the Board and assists it in meeting its responsibilities for maintaining an effective system of internal control and compliance and for meeting its external financial reporting obligations. The Committee is directly responsible on behalf of the Board for the selection, oversight and remuneration of the external auditor. The Committee receives frequent comprehensive reports from the Group General Manager Credit and Risk, the Head of Group Compliance, the Group General Manager, Legal and Compliance, the Group General Manager Internal Audit and the Head of Group Security and receives periodic presentations from other functional heads and line management.

     Regular comprehensive reports on the work of the internal audit function are submitted to the Committee. These reports include reports on frauds and special investigations and summaries of internal audit findings, regulatory reports and external auditors’ reports. The Committee monitors and reviews the effectiveness of the internal audit function and receives summaries of periodic peer reviews of HSBC’s internal audit functions around the world. HSBC has adopted the Principles of the International Institute of Internal Auditors, which include a periodic external quality assurance review of the internal audit function. The first such review will be undertaken in 2007.

     The Committee undertakes an annual review of the effectiveness of HSBC’s system of internal control. This is described on page 262. The Committee receives regular updates on changes in law, regulations and accounting standards and practices and the preparations being made to respond to those requirements. During 2006, the Committee received regular updates on the preparations for the review of internal financial reporting controls required by section 404 of the Sarbanes-Oxley Act, the implementation of the Basel 2 capital adequacy requirements and the actions taken to implement the recommendations of the Corrigan Report on reducing the risks of, and limiting the damage caused by, systemic financial shocks. The report, issued by the Counterparty Risk Management Policy Group focused on risk management, risk monitoring and enhanced transparency in financial institutions.

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

     The Committee reviews the strategy and approves the terms for the engagement of the external auditor for the audit of the Annual Report and Accounts. Regular reports on the progress of the audit facilitate the Committee’s assessment of the effectiveness of the audit.

     The Committee receives reports from the external auditor on its own policies and procedures regarding independence and quality control and oversees the appropriate rotation of audit partners within the external auditor. The external auditor provides the Committee with an annual confirmation of its independence in accordance with industry standards.

     On the recommendation of the Committee the Board has approved a policy for the employment by HSBC of former employees of the external auditor or its affiliates. The Committee monitors this policy through the receipt of periodic reports of those former employees of the external auditor employed

Back to Contents

by HSBC and the number of former employees of the external auditor currently employed in senior positions in HSBC. The reports enable the Committee to consider whether there has been any impairment, or appearance of impairment, of the auditor’s judgement or independence in respect of the audit.

     The Group Audit Committee has established policies for the pre-approval of specific services that may be provided by the principal auditor, KPMG Audit Plc and its affiliates (‘KPMG’). These policies are kept under review and amended as necessary to meet the dual objectives of ensuring that HSBC benefits in a cost effective manner from the cumulative knowledge and experience of its auditor, whilst also ensuring that the auditor maintains the necessary degree of independence and objectivity. These pre-approval policies apply to all services where HSBC Holdings or any of its subsidiaries pays for the service, or is a beneficiary or addressee of the service and has selected or influenced the choice of KPMG. All services entered into with KPMG during 2006 were pre-approved by the Committee or were entered into under pre-approval policies established by the Committee. A quarterly update on non-audit services provided by KPMG is presented to the Committee.

     The pre-approved services relate to regulatory reviews, agreed-upon procedures reports, other types of attestation reports, the provision of advice and other non-audit services allowed under SEC independence rules. They fall into the categories of audit services, audit-related services, tax services and other services.

     All services provided by KPMG relating to the implementation of section 404 of the Sarbanes-Oxley Act were specifically pre-approved by the Group Audit Committee.

     An analysis of the remuneration paid in respect of audit and non-audit services provided by KPMG for each of the last three years is disclosed in Note 8 on the Financial Statements on page 331.

     The Committee has recommended to the Board that KPMG Audit Plc be reappointed auditor at the forthcoming Annual General Meeting.

Remuneration Committee

The role of the Remuneration Committee and its membership are set out in the Directors’ Remuneration Report on page 280.

Nomination Committee

The Nomination Committee is responsible for leading the process for Board appointments and for identifying and nominating, for approval by the Board, candidates for appointment to the Board. Before recommending an appointment to the Board, the Committee evaluates the balance of skills, knowledge and experience on the Board and, in the light of this, identifies the role and capabilities required for a particular appointment. Candidates are considered on merit against these criteria. Care is taken to ensure that appointees have enough time to devote to HSBC. Prospective Directors are asked to identify any significant other commitments and confirm they have sufficient time to discharge what is expected of them. All Directors are subject to election by shareholders at the Annual General Meeting following their appointment and to reelection at least every three years. The members of the Nomination Committee throughout 2006 were Sir Brian Moffat (Chairman), Lord Butler, Baroness Dunn and Sir Brian Williamson.

     From the conclusion of the Annual General Meeting in 2007, Sir Brian Williamson will become Chairman of the Committee in succession to Sir Brian Moffat, Lord Butler will cease to be a member of the Committee and J W J Hughes-Hallett and S M Robertson will become members of the Committee.

     There were four Nomination Committee meetings during 2006, each of which was attended by all members.

     Following each meeting the Committee reports to the Board on its activities.

     The terms of reference of the Committee are available at www.hsbc.com/boardcommittees.

     The appointments of J F Gil Díaz, G Morgan and S M Robertson as non-executive Directors were made on the advice and recommendation of the Nomination Committee. J F Gil Díaz, former Secretary of Finance and Public Credit in Mexico, and G Morgan, a director of HSBC Bank Canada for nine years, were identified by the Nomination Committee and so neither an external consultancy nor open advertising was used in connection with their appointments.

     The terms and conditions of appointments of non-executive Directors are available for inspection at 8 Canada Square, London E14 5HQ and will be made available for 15 minutes before the Annual General Meeting and during the Meeting itself.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Board of Directors > Board committees / Internal control

     As set out on page 255, the Committee conducted the selection process which recommended to the Board that S K Green succeed Sir John Bond as Group Chairman at the conclusion of the 2006 Annual General Meeting and that M F Geoghegan succeed S K Green as Group Chief Executive.

     The Committee makes recommendations to the Board concerning: plans for succession for both executive and non-executive Directors; the appointment of any Director to executive or other office; suitable candidates for the role of senior independent non-executive Director; the re-election by shareholders of Directors retiring by rotation; the renewal of the terms of office of non-executive Directors; membership of Board Committees, in consultation with the Group Chairman and the chairman of such committees as appropriate; any matters relating to the continuation in office of any Director at any time; Directors’ fees and committee fees for the Company; and appointments and reappointments to the Boards of Directors of major subsidiary companies as appropriate.

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

Corporate Responsibility Committee

The Corporate Responsibility Committee is responsible for overseeing corporate responsibility and sustainability policies, principally environmental, social and ethical matters and for advising the Board, committees of the Board and executive management on such matters. The terms of reference of the Committee are available at www.hsbc.com/boardcommittees. The members of the Committee throughout 2006 were Lord Butler (Chairman), W K L Fung, S Hintze and Sir Mark Moody-Stuart, each of whom is an independent non-executive Director, and G V I Davis, E M Diggory and Lord May, who are non-director members of the Committee.

     There were five meetings of the Corporate Responsibility Committee during 2006. Following each meeting the Committee reports to the Board on its activities.

     Further information will be in HSBC’s Corporate Responsibility Report 2006, available in May 2007.

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

     The key procedures that the Directors have established are designed to provide effective internal control within HSBC and accord with the Internal Control: Revised Guidance for Directors on the Combined Code issued by the Financial Reporting Council. Such procedures for the ongoing identification, evaluation and management of the significant risks faced by HSBC have been in place throughout the year and up to 5 March 2007, the date of approval of the Annual Report and Accounts 2006. In the case of companies acquired during the year, the internal controls in place are being reviewed against HSBC’s benchmarks and integrated into HSBC’s processes.

     HSBC’s key internal control procedures include the following:

•	Authority to operate the various subsidiaries is delegated to their respective chief executive officers within limits set by the Board of Directors of HSBC Holdings. Sub-delegation of authority from the Board to individuals requires these individuals, within their respective delegation, to maintain a clear and appropriate apportionment of significant responsibilities and to oversee the establishment and maintenance of systems of controls appropriate to the business. The appointment of executives to the most senior positions within HSBC requires the approval of the Board of Directors of HSBC Holdings.

•	Functional, operating, financial reporting and

Back to Contents

certain management reporting standards are established by Group Head Office management committees, for application across the whole of HSBC. These are supplemented by operating standards set by functional and local management as required for the type of business and geographical location of each subsidiary.

•	Systems and procedures are in place in HSBC to identify, control and report on the major risks including credit, changes in the market prices of financial instruments, liquidity, operational error, breaches of law or regulations, unauthorised activities and fraud. Exposure to these risks is monitored by risk management committees, asset and liability committees and executive committees in subsidiaries and by the Group Management Board for HSBC as a whole. A risk management meeting of the Group Management Board, chaired by the Group Finance Director, is held each month. These risk management meetings address asset and liability management issues. Minutes of the risk management meetings of the Group Management Board are submitted to the Group Audit Committee and to the Board of Directors.

•	A Disclosure Committee has been established to review material disclosures made by HSBC Holdings for any errors, misstatements or omissions. The membership of the Disclosure Committee, which is chaired by the Group Company Secretary, includes the heads of the finance, legal, credit and risk, compliance, corporate communications, investor relations and internal audit functions.

•	Processes are in place to identify new risks from changes in market practices or customer behaviours which could expose HSBC to heightened risk of loss or reputational damage.
During 2006 additional attention was directed towards evolving best practice in the areas of internet banking, counterparty risk management policy following the publication of the Corrigan report in July 2005; best practice guidance emerging on liquidity management from the Institute of International Finance; the implications of a slowing housing market in the US coupled with rising payment obligations under adjustable rate mortgages; and the implications of changed customer behaviour in the UK regarding seeking protection from credit obligations.

•	Periodic strategic plans are prepared for customer groups, global product groups, key support functions and certain geographies within the framework of the Group Strategic Plan. Operating plans are prepared and adopted by all HSBC companies annually, setting out the key business initiatives and the likely financial effects of those initiatives.

•	Centralised functional control is exercised over all computer system developments and operations. Common systems are employed for similar business processes wherever practicable. Credit and market risks are measured and reported on in subsidiaries and aggregated for review of risk concentrations on a Group-wide basis.

•	Responsibilities for financial performance against plans and for capital expenditure, credit exposures and market risk exposures are delegated with limits to line management in the subsidiaries. In addition, functional management in Group Head Office is responsible for setting policies, procedures and standards in the following areas of risk: credit risk; market risk; liquidity risk; operational risk; IT risk; insurance risk; accounting risk; tax risk; legal and regulatory compliance risk; human resources risk; reputational risk and purchasing risk; and for certain global product lines.

•	Policies to guide subsidiary companies and management at all levels in the conduct of business to safeguard the Group’s reputation are established by the Board of HSBC Holdings and the Group Management Board, subsidiary company boards, board committees or senior management. Reputational risks can arise from environmental, social or governance issues, or as a consequence of operational risk events. As a banking group, HSBC’s good reputation depends upon the way in which it conducts its business but it can also be affected by the way in which clients, to which it provides financial services, conduct their business.

•	The internal audit function, which is centrally controlled, monitors the effectiveness of internal control structures across the whole of HSBC.
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

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Board of Directors > Internal control / Directors’ interests / Employees must also confirm annually to internal audit that offices under their control have taken or are in the process of taking the appropriate actions to deal with all significant recommendations made by external auditors in management letters or by regulators following regulatory inspections.

     The Group Audit Committee has kept under review the effectiveness of this system of internal control and has reported regularly to the Board of Directors. The key processes used by the Committee in carrying out its reviews include: regular business and operational risk assessments; regular reports from the heads of key risk functions including Internal Audit and Compliance; the production annually of reviews of the internal control framework applied at Group Head Office and major operating subsidiary level measured against HSBC benchmarks, which cover all internal controls, both financial and non-financial; semi-annual confirmations from chief executives of principal subsidiary companies as to whether there have been any material losses, contingencies or uncertainties caused by weaknesses in internal controls; internal audit reports; external audit reports; prudential reviews; and regulatory reports. In addition, where unexpected losses have arisen or where incidents have occurred which indicate gaps in the control framework or in adherence to Group policies, the Group Audit Committee has reviewed special reports, prepared at the instigation of management, which analyse the cause of the issue, the lessons learned and the actions proposed by management to address the issue.

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

Directors’ interests

According to the registers of Directors’ interests maintained by HSBC Holdings pursuant to section 325 of the Companies Act 1985 and section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at the year-end had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associated corporations:

HSBC Holdings ordinary shares of US$0.50

			At 31 December 2006

							Jointly					Percentage
	At			Child			with					of ordinary
	1 January		Beneficial	under 18			another			Total		shares
	2006		owner	or spouse	Trustee		person	Other		interests	[1]	in issue

R K F Ch’ien	49,835		52,055	–	–		–	–		52,055		0.00
J D Coombe	42,195		6,000	–	33,799	[2]	–	–		39,799		0.00
Baroness Dunn	170,210		147,875	–	28,650	[2]	–	–		176,525		0.00
D J Flint	81,726		76,984	–	27,963		–	–		104,947		0.00
W K L Fung	328,000		328,000	–	–		–	–		328,000		0.00
M F Geoghegan	73,536		113,525	–	–		–	–		113,525		0.00
S K Green	295,148		356,441	–	–		45,355	–		401,796		0.00
S Hintze	2,037		2,037	–	–		–	–		2,037		0.00
J W J Hughes-Hallett	2,119,229		–	–	1,668,986	[2]	–	–		1,668,986		0.02
Sir Brian Moffat	11,632		–	–	–		12,149	–		12,149		0.00
Sir Mark Moody-Stuart	10,840		5,000	840	5,000	[2]	–	–		10,840		0.00
S W Newton	5,391		5,631	–	–		–	–		5,631		0.00
S M Robertson	33,799	[3]	5,177	–	33,799	[2]	–	–		38,976		0.00
H Sohmen	3,370,147		–	1,326,278	–		–	2,105,989	[4]	3,432,267		0.03
Sir Brian Williamson	16,543		17,281	–	–		–	–		17,281		0.00

1	Details of executive Directors’ other interests in HSBC Holdings ordinary shares of US$0.50 arising from employee share plans are set out in the Directors’ Remuneration Report on pages 288 to 289. At 31 December 2006, the aggregate interests under the Securities and Futures Ordinance of Hong Kong of D J Flint, M F Geoghegan and S K Green in HSBC Holdings ordinary shares of US$0.50 (each of which represents less than 0.02 per cent of the shares in issue), including interests arising through employee share plans are: D J Flint – 817,055; M F Geoghegan – 778,298; and S K Green – 1,405,974.
2	Non-beneficial.
3	Interests at 3 January 2006 – date of appointment.
4	Interests held by private investment companies.

Back to Contents

     S K Green has an interest as beneficial owner in €75,000 of HSBC Holdings plc 5½ per cent Subordinated Notes 2009 which he held throughout the year.

     As a Director of HSBC Private Banking Holdings (Suisse), S K Green has an interest as beneficial owner in one share of CHF1,000, which he held throughout the year. S K Green has waived his rights to receive dividends on the share and has undertaken to transfer the share to HSBC on ceasing to be a Director of HSBC Private Banking Holdings (Suisse).

     As Directors of HSBC France, S K Green and M F Geoghegan each have an interest as beneficial owner in one share of €5 in that company, which they held throughout the year. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of HSBC France.

     No Directors held any short positions as defined in the Securities and Futures Ordinance of Hong Kong. Save as stated above and in the Directors’ Remuneration Report, none of the Directors had an interest in any shares or debentures of HSBC or any associated corporation at the beginning or at the end of the year, and none of the Directors or members of their immediate family was awarded or exercised any right to subscribe for any shares or debentures during the year.

     Since the end of the year, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

HSBC Holdings ordinary shares of US$0.50
	Beneficial		Jointly with		Beneficiary
	owner		another person		of a trust

R K F Ch’ien	416	[1]	–		–
J D Coombe	47	[1]	–		–
Baroness Dunn	1,182	[1]	–		–
D J Flint	642	[2]	223	[1]	5,673	[3]
M F Geoghegan	–		–		5,314	[3]
S K Green	2,877	[4]	–		8,007	[3]
Sir Brian Moffat	–		97	[1]	–
S W Newton	45	[1]	–		–
S M Robertson	41	[1]	–		–
Sir Brian Williamson	138	[1]	–		–

1	Scrip dividend.
2	Comprises scrip dividend on shares held as beneficial owner (568 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (27 shares), the automatic reinvestment of dividend income on shares held in the plan (8 shares) and by the automatic reinvestment of dividend income by an Individual Savings Account and Personal Equity Plan manager (39 shares).
3	Scrip dividend on awards held under The HSBC Share Plan and the HSBC Holdings Restricted Share Plan 2000.
4	Comprises scrip dividend on shares held as beneficial owner (2,842 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through normal monthly contributions (27 shares) and the automatic reinvestment of dividend income on shares held in the plan (8 shares).

     There have been no other changes in Directors’ interests from 31 December 2006 to the date of this Report. Any subsequent changes up to the last practicable date before the publication of the ‘Notice of Annual General Meeting’ will be set out in the notes to that Notice.

     At 31 December 2006, Directors and Senior Management held, in aggregate, beneficial interests in 17,333,485 HSBC Holdings ordinary shares (0.2 per cent of the issued ordinary shares). At 31 December 2006, executive Directors and Senior Management held, in aggregate, options to subscribe for 4,585,589 HSBC Holdings ordinary shares under the HSBC Holdings Executive Share Option Scheme, HSBC Holdings Group Share Option Plan, HSBC Holdings savings-related share option plans and HSBC Finance 1996 Long-Term Executive Incentive Compensation Plan. These options are exercisable between 2007 and 2014 at prices ranging from £5.3496 to £9.1350 per share, and US$10.66 to US$21.37 per share.

Employees

At 31 December 2006, HSBC’s customers were served by 312,000 full and part-time employees worldwide, compared with 284,000 at 31 December 2005 and 253,000 at 31 December 2004. The main centres of employment are the UK with approximately 57,000 employees; the US 50,000; Brazil 29,000; Hong Kong 28,000; India 27,000; Mexico 24,000 and France 15,000. HSBC negotiates with recognised unions. The highest concentrations

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Employees > Remuneration policy / Share plans

of union membership are in Brazil, France, India, Malaysia, Malta, Mexico, the Philippines, Singapore and the UK. It is the policy to maintain well-developed communications and consultation programmes. HSBC has not experienced any material disruptions to its operations from labour disputes during the past five years.

     In support of its strategy, HSBC focuses on attracting, developing and motivating the very best individuals and on encouraging talent internally. HSBC places employees’ engagement with the business central to people management. With a proven link to superior business performance, this is beneficial to shareholders, colleagues and customers alike. Emphasis is placed on performance management and differentiated rewards that are competitive in their market, valuing those who contribute over time. In addition, a continuing focus on policies that encourage an inclusive working environment and the availability of career opportunities for all is critical to HSBC being an employer of choice. HSBC seeks to maintain an employee profile that reflects its customer base.

     HSBC operates in a highly competitive and international business environment and HSBC’s diverse workforce represents a significant competitive advantage. The broad cultural mix and increasing cross-border mobility of its employees enables HSBC to resource operations with individuals who have detailed knowledge of local markets and of HSBC globally, in order to enhance customer service and improve productivity. HSBC recruits from a broad cross-section of society and encourages the sharing of individual perspectives and ideas through collective leadership development events, training and global secondments.

     Increasingly HSBC recognises its role as an employer in a wider context and is developing its commitment to employee health issues, involvement in community and not-for-profit organisations and flexible working opportunities. As rising global education levels and advances in technology improve, the Group’s access to previously untapped resources and the profile of HSBC’s employees continues to change. Job losses in some countries may arise but HSBC has a good record of communicating honestly and openly, treating people with respect and reassigning people wherever possible.

     HSBC attaches great importance to cultivating its own talent. Resources have been set aside to ensure a supply of talented individuals to meet business needs, with support provided for these employees in the form of career enhancement and personal development programmes. HSBC invests in succession planning and developing a talent pipeline from graduate hires through to senior management. In addition, HSBC recognises that there are lessons to be learned from other successful businesses, and will recruit from other organisations where appropriate.

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

Remuneration policy

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

Back to Contents

people are attracted to an organisation with good values, fairness, the potential for success and the scope to develop a broad, interesting career.

     In line with the overall principles applied by the Remuneration Committee as described on page 280 in the Directors’ Remuneration Report:

•	employees’ salaries are reviewed annually in the context of individual and business performance, market practice, internal relativities and competitive market pressures. Allowances and benefits are largely determined by local market practice;

•	employees participate in various bonus arrangements. The level of performance-related variable pay depends upon the performance of constituent businesses and the individual concerned. Variable bonus plans emphasise revenue growth whilst retaining a strong link to expense control; other key measures taken into account in determining individual bonus levels include customer relationships; employee engagement; full utilisation of professional skills; and adherence to HSBC’s ethical standards, lending guidelines, internal controls and procedures. Bonus ranges are reviewed in the context of prevailing market practice; and

•	HSBC has a long history of paying close attention to its customers in order to provide value for shareholders. This has been achieved by ensuring that the interests of HSBC and its employees are aligned with those of its shareholders and that HSBC’s approach to risk management serves the interests of all. Accordingly, employees are encouraged to participate in the success they help to create, through participating in the HSBC Holdings savings-related share option plans and in local share ownership and profit-sharing arrangements.

Employee share plans

To help align the interests of employees with those of shareholders, share options are granted under all-employee share plans and discretionary awards of Performance Shares and Restricted Shares are made under The HSBC Share Plan. There have been no awards of discretionary share options since 30 September 2005.

     Set out on pages 267 to 275 are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment

Ordinance. The options were granted at nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled during the year.

     Employee share plans are subject to the following limits on the number of HSBC Holdings ordinary shares that may be subscribed for. In any 10-year period not more than 10 per cent of the HSBC Holdings ordinary shares in issue from time to time (approximately 1,159 million HSBC Holdings ordinary shares at 5 March 2007) may in aggregate become issuable pursuant to the grant of options or be issued other than pursuant to options under all-employee share plans. In any 10-year period not more than 5 per cent of the HSBC Holdings ordinary shares in issue from time to time (approximately 579 million HSBC Holdings ordinary shares on 5 March 2007) may in aggregate be put under option under The HSBC Share Plan or be issuable pursuant to the HSBC Holdings Group Share Option Plan, the HSBC Executive Share Option Scheme, the HSBC Holdings Restricted Share Plan 2000 or The HSBC Share Plan. The number of HSBC Holdings ordinary shares that may be issued on exercise of all options granted on or after 27 May 2005 under The HSBC Share Plan and any other plans must not exceed 1,119,000,000 HSBC Holdings ordinary shares. Under the HSBC Holdings savings-related share option plans, The HSBC Share Plan, HSBC Holdings Group Share Option Plan and the HSBC Holdings Executive Share Option Scheme there were options outstanding over 277,129,598 HSBC Holdings ordinary shares at 31 December 2006. Particulars of options over HSBC Holdings shares held by Directors of HSBC Holdings are set out on pages 288 of the Directors’ Remuneration Report.

     The impact on earnings per share of granting share options which are to be satisfied by the issue of new shares is shown in diluted earnings per share on the face of the consolidated income statement, with further details disclosed in Note 12 on the Financial Statements on page 339. The effect on basic earnings per share of exercising all outstanding share options would be to dilute it by 0.58 per cent.

All-employee share option plans

The HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International are all-employee share plans under which eligible HSBC employees (those employed within the Group on the first working day of the year of grant) may be granted options to

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Employees > Share plans

acquire HSBC Holdings ordinary shares. Employees may make contributions of up to £250 (or equivalent) each month over a period of one, three or five years which may be used on the first, third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. Alternatively, the employee may elect to have the savings, plus (where applicable) any interest or bonus, repaid in cash. Options granted over a one-year period will be exercisable within three months following the first anniversary of the commencement of the savings contract. Options granted over three or five-year periods will be exercisable within six months following the third or fifth anniversary of the commencement of the relevant savings contract. In the case of redundancy, retirement on grounds of injury or ill health, retirement at or after normal retirement age, the transfer of the employing business to another party, or a change of control of the employing company, options may be exercised before completion of the relevant savings contract.

     Under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-

Related Share Option Plan: International the option exercise price is determined by reference to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20 per cent (except for the options awarded before 2001 and the one-year options awarded under the US sub-plan where a 15 per cent discount is applied). The exercise period of the options awarded under all-employee share plans may be advanced to an earlier date in certain circumstances, for example on retirement, and may be extended in certain circumstances, for example on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period. The closing price per HSBC Holdings ordinary share on 25 April 2006, the day before options were awarded in 2006 under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International, was £9.51. The all-employee share option plans will terminate on 27 May 2015 unless the Directors resolve to terminate the plans at an earlier date.

HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	awarded	exercised		lapsed	31 December
award	price (£)	from	until	2006	during year	during year	[1]	during year	2006

10 Apr 2000	6.0299	1 Aug 2005	31 Jan 2006	158,530	–	122,451		36,079	–
11 Apr 2001	6.7536	1 Aug 2006	31 Jan 2007	3,328,356	–	3,218,343		50,592	59,421
2 May 2002	6.3224	1 Aug 2005	31 Jan 2006	31,777	–	21,408		10,369	–
2 May 2002	6.3224	1 Aug 2007	31 Jan 2008	3,806,022	–	89,337		164,249	3,552,436
23 Apr 2003	5.3496	1 Aug 2006	31 Jan 2007	6,880,460	–	6,507,643		194,905	177,912
23 Apr 2003	5.3496	1 Aug 2008	31 Jan 2009	11,791,276	–	189,669		600,452	11,001,155
21 Apr 2004	6.4720	1 Aug 2007	31 Jan 2008	3,550,033	–	88,312		351,525	3,110,196
21 Apr 2004	6.4720	1 Aug 2009	31 Jan 2010	5,728,480	–	57,961		374,733	5,295,786
24 May 2005	6.6792	1 Aug 2008	31 Jan 2009	4,582,892	–	48,556		574,736	3,959,600
24 May 2005	6.6792	1 Aug 2010	31 Jan 2011	5,753,115	–	22,598		400,587	5,329,930
26 April 2006	7.6736	1 Aug 2009	31 Jan 2010	–	4,921,297	2,866		265,285	4,653,146
26 April 2006	7.6736	1 Aug 2011	31 Jan 2012	–	3,657,158	495		105,978	3,550,685

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.68.

HSBC Holdings Savings-Related Share Option Plan: International

To encourage greater participation in the HSBC Holdings Savings-Related Share Option Plan: International, two amendments were approved at the 2005 Annual General Meeting. The first was the introduction of the facility to save and have option prices expressed in US dollars, Hong Kong dollars and euros as well as in pounds sterling. Where applicable in the tables below, the US dollars, Hong Kong dollars and euro exercise prices were converted from the sterling exercise price at the prevailing exchange rates. The second amendment gives individuals the choice of options over one year in addition to three and five year terms. The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.70.

Back to Contents

HSBC Holdings ordinary shares of US$0.50
				Options at	Options	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	awarded	exercised	lapsed	31 December
award	price (£)	From	until	2006	during year	during year	during year	2006

10 Apr 2000	6.0299	1 Aug 2005	31 Jan 2006	460,231	–	143,034	317,197	–
11 Apr 2001	6.7536	1 Aug 2006	31 Jan 2007	1,275,370	–	1,058,761	175,756	40,853
2 May 2002	6.3224	1 Aug 2005	31 Jan 2006	121,795	–	30,328	91,467	–
2 May 2002	6.3224	1 Aug 2007	31 Jan 2008	1,099,581	–	8,016	28,044	1,063,521
23 Apr 2003	5.3496	1 Aug 2006	31 Jan 2007	10,459	–	3,312	7,147	–
23 Apr 2003	5.3496	1 Aug 2008	31 Jan 2009	10,488	–	–	–	10,488
8 May 2003	5.3496	1 Aug 2006	31 Jan 2007	15,488,310	–	13,601,113	1,576,819	310,378
8 May 2003	5.3496	1 Aug 2008	31 Jan 2009	6,009,197	–	26,376	155,787	5,827,034
21 Apr 2004	6.4720	1 Aug 2007	31 Jan 2008	49,524	–	–	2,454	47,070
21 Apr 2004	6.4720	1 Aug 2009	31 Jan 2010	12,365	–	–	–	12,365
10 May 2004	6.4720	1 Aug 2007	31 Jan 2008	9,235,596	–	54,635	567,666	8,613,295
10 May 2004	6.4720	1 Aug 2009	31 Jan 2010	3,096,929	–	5,144	138,309	2,953,476
24 May 2005	6.6792	1 Aug 2008	31 Jan 2009	11,986,110	–	25,562	1,004,484	10,956,064
24 May 2005	6.6792	1 Aug 2010	31 Jan 2011	3,949,607	–	7,422	198,269	3,743,916
26 Apr 2006	7.6736	1 Aug 2007	31 Oct 2007	–	903,056	1,156	41,291	860,609
26 Apr 2006	7.6736	1 Aug 2009	31 Jan 2010	–	2,390,318	500	65,039	2,324,779
26 Apr 2006	7.6736	1 Aug 2011	31 Jan 2012	–	537,775	–	19,663	518,112

						Options	Options	Options
					Options at	awarded	exercised	lapsed	Options at
Date of	Exercise		Exercisable	Exercisable	1 January	during	during	during	31 December
award	price (US$)		From	until	2006	year	year	year	2006

26 Apr 2006	14.1621	[1]	1 Aug 2007	31 Oct 2007	–	636,783	–	44,965	591,818
26 Apr 2006	13.3290		1 Aug 2007	31 Oct 2007	–	117,957	–	5,297	112,660
26 Apr 2006	13.3290		1 Aug 2009	31 Jan 2010	–	1,832,362	–	83,216	1,749,146
26 Apr 2006	13.3290		1 Aug 2011	31 Jan 2012	–	505,502	–	27,026	478,476

1	Exercisable at a 15 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date.

					Options	Options	Options
				Options at	awarded	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	during	31 December
award	price (€)	From	until	2006	year	year	year	2006

26 Apr 2006	11.0062	1 Aug 2007	31 Oct 2007	–	43,261	–	1,215	42,046
26 Apr 2006	11.0062	1 Aug 2009	31 Jan 2010	–	191,017	–	2,160	188,857
26 Apr 2006	11.0062	1 Aug 2011	31 Jan 2012	–	40,967	–	1,397	39,570

					Options	Options	Options
				Options at	awarded	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	during	31 December
award	price (HK$)	From	until	2006	year	year	year	2006

26 Apr 2006	103.4401	1 Aug 2007	31 Oct 2007	–	1,368,901	34	73,021	1,295,846
26 Apr 2006	103.4401	1 Aug 2009	31 Jan 2010	–	4,337,651	570	81,320	4,255,761
26 Apr 2006	103.4401	1 Aug 2011	31 Jan 2012	–	1,142,709	322	31,996	1,110,391

Performance Share awards and Restricted Share awards

Note 9 on the Financial Statements on pages 332 to 338 gives details about share-based payments, including awards of Performance Shares and Restricted Shares made in 2006.

     The HSBC Share Plan was approved at the 2005 Annual General Meeting. Awards of Performance Shares are made under this Plan to executive

Directors and other senior executives. The performance conditions for awards of Performance Shares are described under ‘Long-term incentive plan’ on page 281. The Remuneration Committee has determined that for awards made from 2007, Performance Share awards will be directed to those senior executives who can influence the performance conditions, being the Group Chairman and members and attendees of the Group Management Board.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Employees > Share plans / Subsidiary company share plans

     Awards of Restricted Shares are made to other employees below the level of the Group Management Board based on performance, potential and retention requirements or as part of deferral of annual bonus. Restricted Share awards comprise a number of shares to which the employee will become entitled, normally after three years, subject to the individual remaining in employment. All awards of Performance Shares and Restricted Shares will be satisfied by the transfer of existing shares.

Discretionary share option plans

Prior to 2005, awards of discretionary share options were made under the HSBC Holdings Group Share Option Plan and the HSBC Holdings Executive Share Option Scheme to employees, based on performance criteria and potential. The vesting of these options was subject to the attainment of pre-determined relative TSR performance criteria, except within HSBC France (which was acquired in 2000) where performance criteria were phased in. Under the HSBC Holdings Group Share Option Plan the maximum value of options which could have been granted to an employee in any one year (together with any Performance Share awards under the HSBC Holdings Restricted Share Plan 2000) was 150 per cent of the employee’s annual salary at the date of grant plus any bonus paid for the previous year (or in exceptional circumstances 225 per cent). Under the HSBC Executive Share Option Scheme he maximum value of options which could have been granted to an employee in any one year was four times the employee’s relevant earnings. Subject to attainment of the relative TSR performance condition where applicable, options are generally exercisable between the third and tenth anniversary of the date of grant. Employees of a subsidiary that is sold or transferred out of HSBC may exercise options awarded under the HSBC Holdings Group Share Option Plan or the HSBC Holdings Executive Share Option Scheme within six or twelve months respectively of the sale or transfer regardless of whether the performance condition is met. Subject to the attainment of relative TSR performance conditions the options are exercisable up to the tenth anniversary of the date of grant.

     In light of the sustained performance and shareholder returns over the three year period to March 2006, the Remuneration Committee exercised its discretion to waive the relative TSR performance condition in respect of the 2003 awards under the HSBC Holdings Group Share Option Plan. This waiver did not apply to awards with relative TSR performance conditions which were granted to senior executives under the French sub-plan of the HSBC

Holdings Group Share Option Plan. In 2006 there were still some 35,000 high performing employees (approximately the top 20 per cent of performers) below senior management who had received share option awards under the HSBC Holdings Group Share Option Plan in 2003. Further details were given on page 216 of the Annual Report and Accounts 2005.

     The Remuneration Committee favours the use of Performance Shares and Restricted Shares and, following the introduction of The HSBC Share Plan in 2005, has not granted discretionary share options on any widespread basis. There are locations, and there may be particular circumstances in the future, however, where option grants may be appropriate. No options were awarded in 2006. The maximum value of options which may be granted to an employee in any one year under The HSBC Share Plan (when taken together with any Performance Share awards made under The HSBC Share Plan) is 700 per cent of the employee’s annual salary at the date of grant.

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

     The exercise period of the options awarded under discretionary share incentive plans may be advanced to an earlier date in certain circumstances, for example on retirement and may be extended in certain circumstances, for example on the death of a participant the executors may exercise the option up to twelve months beyond the normal exercise period.

Back to Contents

HSBC Holdings Executive Share Option Scheme1
HSBC Holdings ordinary shares of US$0.50

					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	31 December
award	price (£)	from	until	2006	year	[2]	year	2006

1 Apr 1996	3.3334	1 Apr 1999	1 Apr 2006	208,269	182,769		25,500	–
24 Mar 1997	5.0160	24 Mar 2000	24 Mar 2007	572,819	366,745		18,000	188,074
12 Aug 1997	7.7984	12 Aug 2000	12 Aug 2007	14,625	5,625		–	9,000
16 Mar 1998	6.2767	16 Mar 2001	16 Mar 2008	1,063,611	376,177		9,000	678,434
29 Mar 1999	6.3754	3 Apr 2002	29 Mar 2009	17,004,786	5,059,192		136,624	11,808,970
10 Aug 1999	7.4210	10 Aug 2002	10 Aug 2009	117,908	5,850		12,000	100,058
31 Aug 1999	7.8710	31 Aug 2002	31 Aug 2009	4,000	–		–	4,000
3 Apr 2000	7.4600	3 Apr 2003	3 Apr 2010	13,268,990	3,770,744		249,677	9,248,569

1	The HSBC Holdings Executive Share Option Scheme expired on 26 May 2000. No options have been granted under the Scheme since that date.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.72.

HSBC Holdings Group Share Option Plan1
HSBC Holdings ordinary shares of US$0.50

					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	31 December
award	price (£)	from	until	2006	year	[2]	year	2006

4 Oct 2000	9.6420	4 Oct 2003	4 Oct 2010	371,885	43,406		7,303	321,176
23 Apr 2001	8.7120	23 Apr 2004	23 Apr 2011	39,241,828	9,285,643		555,716	29,400,469
30 Aug 2001	8.2280	30 Aug 2004	30 Aug 2011	262,955	80,762		3,000	179,193
7 May 2002	8.4050	7 May 2005	7 May 2012	44,268,052	11,008,002		758,353	32,501,697
30 Aug 2002	7.4550	30 Aug 2005	30 Aug 2012	410,625	48,025		1,000	361,600
2 May 2003	6.9100	2 May 2006	2 May 2013	52,831,030	17,190,284		1,099,160	34,541,586
29 Aug 2003	8.1300	29 Aug 2006	29 Aug 2013	555,080	100,186		9,000	445,894
3 Nov 2003	9.1350	3 Nov 2006	3 Nov 2013	4,069,800	–		814,000	3,255,800
30 Apr 2004	8.2830	30 Apr 2007	30 Apr 2014	60,216,608	61,500		2,227,604	57,927,504
27 Aug 2004	8.6500	27 Aug 2007	27 Aug 2014	337,760	–		5,290	332,470
20 Apr 2005	8.3620	30 Apr 2008	20 Apr 2015	7,416,895	–		56,100	7,360,795

1	The HSBC Holdings Group Share Option Plan expired on 26 May 2005. No options have been granted under the Plan since that date.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.69.

The HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	31 December
award	price (£)	from	until	2006	year	year	2006

21 Jun 2005	8.794	21 Jun 2008	21 Jun 2009	552,526	–	–	552,526
30 Sep 2005	9.170	30 Sep 2008	30 Sep 2015	74,985	–	–	74,985

Subsidiary company share plans

HSBC France and its subsidiaries

When it was acquired in 2000, HSBC France and its subsidiary company, HSBC Private Bank France, operated employee share option plans under which options could be granted over their respective shares. No further options will be granted under either of these companies’ plans. The following are details of options to acquire shares in HSBC France and HSBC Private Bank France.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Employees> Subsidiary company share plans

HSBC France
shares of €5

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (€)	from	until	2006	during year	[1]	during year	2006	[1]

9 May 1996	35.52	9 May 1998	9 May 2006	44,500	44,500		–	-
7 May 1997	37.05	7 Jun 2000	7 May 2007	162,000	96,000		–	66,000
29 Apr 1998	73.50	7 Jun 2000	29 Apr 2008	285,244	93,090		–	192,154
7 Apr 1999	81.71	7 Jun 2000	7 Apr 2009	475,502	91,900		–	383,602
12 Apr 2000	142.50	1 Jan 2002	12 Apr 2010	765,750	119,625		–	646,125

1	Following exercise of the options, the HSBC France shares will be exchanged for HSBC Holdings ordinary shares in the same ratio as for the acquisition of HSBC France (13 HSBC Holdings ordinary shares for each HSBC France share). At 31 December 2006, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 15,316,328 HSBC Holdings ordinary shares which may be exchanged for HSBC France shares arising from the exercise of these options.

HSBC Private Bank France
shares of €2

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (€)	from	until	2006	during year[1]	during year	2006	[1]

21 Dec 1999	10.84	21 Dec 2000	21 Dec 2009	91,150	34,020	–	57,130
9 Mar 2000	12.44	27 Jun 2004	31 Dec 2010	82,160	54,534	–	27,626
15 May 2001	20.80	15 May 2002	15 May 2011	229,275	74,250	–	155,025
1 Oct 2002	22.22	2 Oct 2005	1 Oct 2012	195,075	32,000	–	163,075

1	Following exercise of the options, the HSBC Private Bank France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 1.83 HSBC Holdings ordinary shares for each HSBC Private Bank France share. At 31 December 2006, The CCF Employee Benefit Trust 2001 held 1,085,323 HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of these options.

HSBC Finance and its subsidiaries

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

     The following are details of options and equity-based awards to acquire shares in HSBC Holdings.

     At 31 December 2006, the HSBC (Household) Employee Benefit Trust 2003 and the HSBC (Household) Employee Benefit Trust 2003 (No.2) held 8,670,335 HSBC Holdings ordinary shares and 198,665 American Depositary Shares (‘ADSs’), each of which represents five HSBC Holdings ordinary shares, which may be used to satisfy the exercise of employee share options.

Back to Contents

HSBC Finance: 1996 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2006	during year	[1]	during year	2006

11 Nov 1996	11.43	11 Nov 1997	11 Nov 2006	607,225	607,225		–	–
14 May 1997	11.29	14 May 1998	14 May 2007	180,567	60,189		20,063	100,315
10 Nov 1997	14.60	10 Nov 1998	10 Nov 2007	3,388,670	2,781,413		33,573	573,684
15 Jun 1998	17.08	15 Jun 1999	15 Jun 2008	802,500	–		–	802,500
1 Jul 1998	19.21	1 Jul 1999	1 Jul 2008	80,250	–		–	80,250
9 Nov 1998	13.71	9 Nov 1999	9 Nov 2008	4,543,154	2,501,013		26,750	2,015,391
17 May 1999	16.99	17 May 2000	17 May 2009	334,375	–		–	334,375
3 Jun 1999	16.32	3 Jun 2000	3 Jun 2009	200,625	200,625		–	–
31 Aug 1999	13.96	31 Aug 2000	31 Aug 2009	345,077	8,026		5,350	331,701
8 Nov 1999	16.96	8 Nov 2000	8 Nov 2009	4,869,841	86,939		53,500	4,729,402
30 Jun 2000	15.70	30 Jun 2001	30 Jun 2010	26,846	–		–	26,846
8 Feb 2000	13.26	8 Feb 2001	8 Feb 2010	66,875	–		–	66,875
13 Nov 2000	18.40	13 Nov 2001	13 Nov 2010	6,379,208	30,094		53,500	6,295,614
12 Nov 2001	21.37	12 Nov 2002	12 Nov 2011	7,571,322	–		56,978	7,514,344
20 Nov 2002	10.66	20 Nov 2003[2]	20 Nov 2012	6,357,805	3,219,228		13,375	3,125,202

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.77.
2	25 per cent of the original award is exercisable on each of the first, second, third and fourth anniversaries of the date of award. May be advanced to an earlier date in certain circumstances, e.g. retirement.

HSBC Finance: 1996 Long-Term Executive Incentive Compensation Plan1
HSBC Holdings ordinary shares of US$0.50

					Rights at	Rights	Rights	Rights at
Date of	Vesting		Vesting		1 January	vested	lapsed	31 December
award	from	[2]	until	[2]	2006	during year[3]	during year	2006

15 Nov 2002	15 Nov 2005		15 Nov 2007		4,817	2,408	–	2,409
20 Nov 2002	20 Nov 2005		20 Nov 2007		1,132,606	562,572	31,007	539,027
2 Dec 2002	2 Dec 2005		2 Dec 2007		7,137	3,121	893	3,123
16 Dec 2002	16 Dec 2005		16 Dec 2007		23,902	11,771	357	11,774
20 Dec 2002	20 Dec 2005		20 Dec 2007		91,853	–	3,567	88,286
2 Jan 2003	2 Jan 2006		2 Jan 2008		1,338	445	–	893
15 Jan 2003	15 Jan 2006		15 Jan 2008		31,432	10,473	–	20,959
3 Feb 2003	3 Feb 2006		3 Feb 2008		9,501	3,157	–	6,344
14 Feb 2003	14 Feb 2006		14 Feb 2008		147,393	49,128	–	98,265
3 Mar 2003	3 Mar 2006		3 Mar 2008		1,338	445	–	893

1	Awards of Restricted Stock Rights which represent a right to receive shares for nil consideration if the employee remains in the employment of HSBC Finance at the date of vesting.
2	Restricted Stock Rights vest one third on each of the third, fourth and fifth anniversaries of the date of award. May be advanced to an earlier date in certain circumstances, e.g. retirement.
3	The weighted average closing price of the shares immediately before the dates on which rights vested was £9.83.

Beneficial Corporation: 1990 Non-Qualified Stock Option Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (US$)	from	until	2006	during year[1]	during year	2006

20 Nov 1996	7.86	20 Nov 1997	20 Nov 2006	244,175	244,175	–	–
14 Nov 1997	9.20	14 Nov 1998	14 Nov 2007	131,248	–	–	131,248
19 Nov 1997	9.39	19 Nov 1998	19 Nov 2007	383,946	74,721	–	309,225
1 Dec 1997	9.68	1 Dec 1998	1 Dec 2007	49,218	–	–	49,218

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.77.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Employees > Subsidiary company share plans / Employee compensation

Beneficial Corporation: BenShares Equity Participation Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2006	during year	[1]	during year	2006

31 Jan 1997	9.87	31 Jan 1998	31 Jan 2007	36,391	15,457		821	20,113
15 Nov 1997	11.04	15 Nov 1998	15 Nov 2007	48,719	12,312		821	35,586

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.73.

Renaissance Holdings, Inc: Amended and Restated 1997 Incentive Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (US$)	from	until	2006	during year	during year	2006

31 Oct 1997	1.25	31 Oct 1998	31 Oct 2007	1,325	–	–	1,325
1 Jan 1998	1.25	1 Jan 1999	1 Jan 2008	1,424	–	–	1,424
1 Oct 1998	1.74	1 Oct 1999	1 Oct 2008	803	–	–	803
1 Jan 1999	2.24	1 Jan 2000	1 Jan 2009	5,024	–	–	5,024

Bank of Bermuda plans

Following the acquisition of Bank of Bermuda in 2004, all outstanding options over Bank of Bermuda shares were converted into rights to receive HSBC Holdings ordinary shares based on the consideration of US$40 for each Bank of Bermuda share and the average closing price of HSBC Holdings ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days preceding the closing date of the acquisition. No further options will be granted under any of these plans.

     All outstanding options over Bank of Bermuda shares vested on completion of the acquisition. The following are details of options to acquire shares in HSBC Holdings. At 31 December 2006, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 2,266,949 HSBC Holdings ordinary shares which may be used to satisfy the exercise of these options.

Bank of Bermuda: Executive Share Option Plan 1997
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2006	during year	[1]	during year	2006

1 Jul 1998	9.61	1 Jul 1999	1 Jul 2008	67,813	–		–	67,813
23 Feb 1999	7.40	23 Feb 2000	23 Feb 2009	11,684	–		–	11,684
3 Aug 1999	7.10	3 Aug 2000	3 Aug 2009	9,331	–		–	9,331
4 Feb 2000	7.21	4 Feb 2001	4 Feb 2010	57,136	16,951		–	40,185
1 Jun 2000	7.04	1 Jun 2001	1 Jun 2010	61,649	–		–	61,649
31 Jul 2000	10.11	31 Jul 2001	31 Jul 2010	46,239	18,495		–	27,744
11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	161,829	–		–	161,829

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.61.

Back to Contents

Bank of Bermuda: Share Option Plan 2000
HSBC Holdings ordinary shares of US$0.50

					Options at	Options		Options	Options at
Date of	Exercise		Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$	)	from	until	2006	during year	[1]	during year	2006

11 Jan 2001	14.27		11 Jan 2002	11 Jan 2011	134,857	–		–	134,857
6 Feb 2001	16.41		6 Feb 2002	6 Feb 2011	799,334	140,524		28,164	630,646
29 Mar 2001	15.39		29 Mar 2002	29 Mar 2011	270	–		–	270
16 Apr 2001	15.57		16 Apr 2002	16 Apr 2011	539	–		–	539
6 Jun 2001	18.35		6 Jun 2002	6 Jun 2011	8,091	–		–	8,091
16 Jul 2001	16.87		16 Jul 2002	16 Jul 2011	158,485	81,438		62,117	14,930
28 Aug 2001	15.39		28 Aug 2002	28 Aug 2011	13,486	–		–	13,486
26 Sep 2001	12.79		26 Sep 2002	26 Sep 2011	448,945	10,360		–	438,585
30 Jan 2002	15.60		30 Jan 2003	30 Jan 2012	1,226	–		–	1,226
5 Feb 2002	16.09		5 Feb 2003	5 Feb 2012	1,051,814	172,382		14,050	865,382
5 Feb 2002	16.41		5 Feb 2003	5 Feb 2012	1,383	1,383		–	–
10 Jul 2002	15.84		10 Jul 2003	10 Jul 2012	12,260	–		–	12,260
4 Feb 2003	10.69		4 Feb 2004	4 Feb 2013	199,345	59,687		–	139,658
21 Apr 2003	11.85		21 Apr 2004	21 Apr 2013	48,853	28,013		–	20,840

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.68.

Bank of Bermuda: Directors’ Share Option Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (US$)	from	until	2006	during year	during year	2006

22 Sep 1999	8.02	22 Sep 2000	22 Sep 2009	7,706	–	4,624	3,082
20 Sep 2000	11.31	20 Sep 2001	20 Sep 2010	9,440	–	5,394	4,046
28 Mar 2001	15.76	28 Mar 2002	28 Mar 2011	15,508	–	2,697	12,811
3 Apr 2002	16.01	3 Apr 2003	3 Apr 2012	29,424	–	4,904	24,520
30 Apr 2003	12.23	30 Apr 2004	30 Apr 2013	9,808	–	4,904	4,904

Employee compensation and benefits

Note 7 on the Financial Statements on pages 320 to 331 gives details about employee compensation and benefits including pension plans.

     Set out below is information in respect of the five individuals who are not Directors of HSBC Holdings whose emoluments (excluding commissions or bonuses related to the revenue or profits generated by employees individually or collectively with others engaged in similar activities) were the highest in HSBC for the year ended 31 December 2006.

£000

Basic salaries, allowances and benefits in kind	1,708
Pension contributions	226
Bonuses paid or receivable	19,847
Inducements to join paid or receivable	2,012
Compensation for loss of office:
– contractual	11,521

Total	35,314

Total (US$000)	65,001

     Their emoluments are within the following bands:

Number of
Employees
£4,500,001 – £4,600,000	1
£5,900,001 – £6,000,000	1
£6,400,001 – £6,500,000	1
£7,900,001 – £8,000,000	1
£10,400,001 – £10,500,000	1

     The aggregate remuneration of Directors and Senior Management for the year ended 31 December 2006 was US$84,316,000.

     The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for Directors and Senior Management for the year ended 31 December 2006 was US$2,862,389.

     Executive Directors and members of Senior Management are generally subject to notice periods of up to 12 months and a normal retirement age of 65.

     The new UK pensions tax regime introduced by the Finance Act 2004 means that the current pension arrangements may cease to be tax effective for some UK employees. The changes became effective on 6 April 2006. In anticipation of these changes, the

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Corporate Responsibility

Remuneration Committee established some principles when formulating its policy response:

1	the cost of pension provision should not increase;

2	HSBC should not compensate individuals for changes in the tax regime; and

3	HSBC should make available an effective alternative form of reward where current pension provision is no longer tax effective.

Corporate Responsibility

Corporate Responsibility is the term used at HSBC to describe the Group’s approach to meeting a wide range of non-financial responsibilities which, although not generally enshrined as legal or regulatory requirements, constitute behaviour expected of the Group by its stakeholders, including shareholders, customers and employees. Insofar as these expectations concern HSBC’s impact on the environmental, social and economic well-being of the world at large, Corporate Responsibility influences the Group’s response to encouraging sustainable development.

Investing in sustainability

HSBC seeks to meet society’s expectations by managing all aspects of its business ethically, responsibly and in an increasingly sustainable way. The Group’s key business values include a commitment to the highest personal standards of integrity at all levels and to honesty, transparency and fair dealing in all its business activities. In recent years HSBC has intensified its efforts to embed sustainability into the way it manages risk and business development opportunities. This acknowledges that HSBC’s continuing financial success depends, in part, on its ability to identify and address non-financial considerations which are material to the business.

     Recognising that HSBC’s core financial services businesses have the potential to exert the most influence over sustainability issues, a Group Sustainable Development unit was formed in 2005 to work closely with these businesses in all customer groups to help them to manage sustainability risks and to pursue opportunities in environmental markets worldwide. The unit reports directly to the Group Chief Operating Officer.

     Group Sustainable Development has three main objectives:

•	business development – helping HSBC to identify and develop business opportunities that assist the Group’s customers to embrace sustainability in their businesses;

•	risk management – providing a policy framework to manage and reduce sustainability risks arising from HSBC’s lending and investment businesses; and

•	advice – providing policy and guidance for management on sustainability issues as they affect HSBC’s corporate real estate portfolio and supply chain.

     HSBC aims for consistency in the implementation of its sustainable development strategy across all Group businesses. The United Nations set Millennium Development Goals of resisting climate change, achieving water purity, encouraging biodiversity and alleviating poverty. HSBC has identified four themes as relevant to its response. These are risk management (policies and processes); business development (carbon, water, forestry and microfinance); operations (buildings, travel, suppliers and IT); and philanthropy (education and environment).

     In pursuing its strategy, HSBC Holdings expanded the Group Sustainable Development unit in 2006 to build on existing initiatives and focus on business development opportunities related to the United Nation’s four development goals.

     In 2005, HSBC was the first major banking organisation in the world to become carbon neutral. This was achieved by a three-stage carbon management plan: to manage and reduce the Group’s direct emissions; to reduce the carbon intensity of the electricity HSBC uses by buying ‘green’ electricity where feasible; and to offset the remaining carbon dioxide emissions by purchasing carbon credits.

     During 2006, HSBC’s leadership position in managing its carbon footprint attracted wide-ranging public interest and led to a marked growth in business opportunities presented to the Group in areas such as energy efficiency, low carbon technologies and renewable energy. In recognition of this, and to help clients respond to the challenges and opportunities of creating a lower carbon economy, HSBC launched its carbon finance strategy in 2006. In essence, HSBC will continue to support fossil fuel electricity generation (within the parameters of the Equator Principles and sector-specific risk policies) while working with clients to promote clean energy generation and energy-efficient/renewable energy technologies.

     HSBC’s approach to business opportunity is complemented by its management of risk. The

Back to Contents

Group’s Sustainable Risk Advisory Unit has published policies laying down minimum standards for lending and investment covering relationships with clients in energy, forest land and products, freshwater infrastructure and the chemicals industry, all focusing on how HSBC’s involvement in these environmentally sensitive industries can contribute to sustainable development.

Community involvement

HSBC sees value and opportunity from aligning its longstanding commitment to the environment with its core strategic themes. In 2006, for example, the HSBC Global Education Trust launched ‘Future First’, a five-year programme designed to help street children, children in care and orphans, under which HSBC’s operations around the world will collaborate with local charitable organisations to make a lasting and beneficial difference by supporting projects that bring these children into the mainstream of society. The programme complements HSBC’s sustainable business development focus on poverty, for which a microfinance strategy was developed during 2006.

     In recognition of its leadership in merging social, environmental and business objectives, HSBC was named as overall winner in the first Financial Times Sustainable Banking Awards in 2006. The awards, in association with the International Finance Corporation, drew 90 entries from 48 financial institutions around the world. In addition to initiatives noted above, HSBC highlighted ‘Investing in Nature’, its US$50 million, five-year eco-partnership with Earthwatch Institute, WWF and Botanic Gardens Conservation International.

     Also in 2006, HSBC’s Group Head Office building in London achieved an overall rating of ‘Excellent’ for site management and operation under the Environmental Assessment Method run by the Building Research Establishment, the UK’s leading environmental standards authority.

Health and safety

The maintenance of appropriate health and safety standards throughout HSBC remains a key responsibility of all managers and HSBC is committed to managing actively all health and safety risks associated with its business. HSBC’s objectives are to identify, remove, reduce or control material risks of fires and of accidents or injuries to employees and visitors.

     Health and Safety Policies, Group standards and procedures are set by Group Corporate Real Estate and are implemented by Health, Safety and Fire

Co-ordinators based in each country in which HSBC operates.

     Despite the considerable international pressure on terrorist networks over the past few years, the global threat from terrorism persists. HSBC remains committed to maintaining its preparedness and to ensuring the highest standards of health and safety wherever in the world it operates.

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

     It is HSBC Holdings’ practice to organise payment to its suppliers through a central accounts function operated by its subsidiary, HSBC Bank. Included in the balance with HSBC Bank is the amount due to trade creditors which, at 31 December 2006, represented 20 days’ average daily purchases of goods and services received from such creditors, calculated in accordance with the Companies Act 1985, as amended by Statutory Instrument 1997/571.

Donations

During the year, HSBC made charitable donations totalling US$86.3 million. Of this amount, US$32.8 million was given for charitable purposes in the UK.

     No political donations were made during the year.

     At the Annual General Meeting in 2003, shareholders gave authority for HSBC Holdings and HSBC Bank to make EU political donations and incur EU political expenditure up to a maximum aggregate sum of £250,000 and £50,000 respectively over a four-year period as a precautionary measure

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Corporate Responsibility / Shareholders

in light of the wide definitions in The Political Parties, Elections and Referendums Act 2000. These authorities have not been used.

Corporate responsibility reporting

HSBC provides information in its Corporate Responsibility Report and website (www.hsbc.com/cr) on the extent to which it has complied with its environmental, social and ethical policies. Aspects covered include: how HSBC is implementing and applying the Equator Principles to manage the environmental and social risks in project finance; employee diversity; environmental management; and health and safety. HSBC is using the guidelines of the Global Reporting Initiative in producing its 2006 Corporate Responsibility Report. Third party scrutiny of the assertions made in the report is provided through an assurance process conducted by Den Norske Veritas. HSBC also participates in the Dow Jones Sustainability Index, FTSE4Good and Business in the Community’s Environment Index. HSBC’s Corporate Responsibility Report 2006 will be available at www.hsbc.com/crreport from May 2007.

Shareholders

Dividends for 2006

First, second and third interim dividends for 2006, each of US$0.15 per ordinary share, were paid on 6 July 2006, 4 October 2006, and 18 January 2007 respectively. Note 11 on the Financial Statements gives more information on the dividends declared in 2006. On 5 March 2007, the Directors declared a fourth interim dividend for 2006 of US$0.36 per ordinary share in lieu of a final dividend, which will be payable to ordinary shareholders on 10 May 2007 in cash in US dollars, or in sterling or Hong Kong dollars at exchange rates to be determined on 30 April 2007, with a scrip dividend alternative. As the fourth interim dividend for 2006 was declared after the balance sheet date it has not been included as a creditor at 31 December 2006. The reserves available for distribution at 31 December 2006 are US$12,045 million.

     A quarterly dividend of US$15.50 per 6.20 per cent non-cumulative US dollar preference share, Series A (‘Series A dollar preference share’), equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A dollar preference share was paid on 15 March, 15 June, 15 September and 15 December 2006.

Dividends for 2007

The proposed timetables for the interim dividends in respect of 2007 on the ordinary shares of US$0.50 are given in the Shareholder Information section on page 436.

     A quarterly dividend of US$15.50 per Series A dollar preference share equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A dollar preference share was declared on 12 February 2007 for payment on 15 March 2007.

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

Notifiable interests in share capital

According to the register maintained by HSBC Holdings up to 20 January 2007 pursuant to section 211 of the Companies Act 1985:

•	Legal and General Investment Management Limited gave notice on 11 June 2002 that it had an interest on 10 June 2002 in 284,604,788 HSBC Holdings ordinary shares, representing 3.01 per cent of the ordinary shares in issue at that date; and

•	Barclays PLC gave notice on 6 December 2006 that it had an interest on 29 November 2006 in 438,557,151 HSBC Holdings ordinary shares, representing 3.79 per cent of the ordinary shares in issue at that date.

     Since 20 January 2007, no disclosures of major shareholdings have been made to the Company pursuant to the requirements of the Financial Services Authority Disclosure and Transparency Rule 5.

Back to Contents

     There are no notifiable interests in the equity share capital recorded in the register maintained under section 336 of the Securities and Futures Ordinance of Hong Kong.

     In compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited at least 25 per cent of the total issued share capital of HSBC Holdings has been held by the public at all times during 2006 and up to the date of this Report.

Dealings in HSBC Holdings shares

Except for dealings as intermediaries by HSBC Bank, HSBC Financial Products (France) and The Hongkong and Shanghai Banking Corporation, which are members of a European Economic Area exchange, neither HSBC Holdings nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings during the year ended 31 December 2006.

Annual General Meeting

The Annual General Meeting of HSBC Holdings will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 25 May 2007 at 11.00am.

     Resolutions to receive the Annual Report and Accounts and to approve the Directors’ Remuneration Report, the re-election of Directors and the reappointment of KPMG Audit Plc as Auditor will be submitted to the Annual General Meeting. KPMG Audit Plc has expressed its willingness to continue in office and the Group Audit Committee and the Board have recommended that they be reappointed. Resolutions will also be submitted to the Annual General Meeting to renew the authorities for the allotment of shares, the disapplication of pre-emption rights, the purchase of ordinary shares, the scrip dividend alternative, political donations and expenditure, and to seek approval for shareholder electronic communications pursuant to the Companies Act 2006 and for changes to the articles of association.

     A live webcast of the Annual General Meeting will be available on www.hsbc.com. From shortly after the conclusion of the Meeting until 30 June 2007 a recording of the proceedings will be available on www.hsbc.com.

On behalf of the Board
S K Green, Group Chairman	5 March 2007

Back to Contents

H S B C H O L D I N G S P L C

Directors’ Remuneration Report

Remuneration committee / Principles / Executive Directors

Remuneration Committee

The Remuneration Committee meets regularly to consider human resource issues, particularly terms and conditions of employment, remuneration, retirement benefits, the development of high potential employees and key succession planning. Within the authority delegated by the Board, the Committee is responsible for approving the remuneration policy of HSBC including the terms of bonus plans, share plans and other long-term incentive plans and for agreeing the individual remuneration packages of executive Directors and other senior Group employees. No Directors are involved in deciding their own remuneration. Following each meeting the Committee reports to the Board on its activities. The terms of reference of the Committee are available at www.hsbc.com/ boardcommittees.

     The members of the Remuneration Committee throughout 2006 were Sir Mark Moody-Stuart (Chairman), W K L Fung and S Hintze. Sir John Kemp-Welch was a member of the Committee until 26 May 2006. J D Coombe was appointed a member of the Committee on 1 June 2006. From the conclusion of the Annual General Meeting to be held in 2007, W K L Fung and S Hintze will retire as members of the Committee and G Morgan will become a member of the Committee.

     There were seven meetings of the Remuneration Committee during 2006. S Hintze and Sir Mark

Moody-Stuart attended all of these meetings and W K L Fung attended six meetings. Sir John Kemp-Welch attended three of the four meetings held before his retirement. J D Coombe attended each of the three meetings held following his appointment.

     Towers Perrin, a firm of specialist human resources consultants, has been appointed by the Committee to provide independent advice on executive remuneration issues. As a global firm, Towers Perrin also provides other remuneration, actuarial and retirement consulting services to various parts of HSBC. Other than the provision of expert advice in these areas to the Remuneration Committee and to HSBC, Towers Perrin has no connection with HSBC. Other consultants are used from time to time on specific issues. During the year the Group Chief Executive provided regular briefings to the Remuneration Committee. The Committee received advice from the Group General Manager, Human Resources, P W Boyles, the Senior Executive, Group Reward Management, P M Wood and the Head of Group Performance and Reward, J Beadle.

Overall principles

In carrying out its responsibilities, the Remuneration Committee applies the following key principles:

•	to ensure that the total remuneration package (salary, bonus, long-term incentive awards and other benefits) is competitive in relation to comparable organisations in each of the markets in which HSBC operates;

•	to offer fair and realistic salaries with an important element of variable pay, differentiated by performance;

•	through awards of shares to recognise high performance, retain key talent and provide alignment with the interests of shareholders; and

•	to follow a policy of moving progressively from defined benefit to defined contribution pension schemes.

Executive Directors

Consistent with the principles applied by the Committee, there are four key components to executive Directors’ remuneration:

•	salary;

•	annual cash bonus;

•	long-term incentives; and

•	pension.

Back to Contents

     To ensure that the executive Directors’ remuneration packages are competitive having regard to the broad international nature of the Group and the scope of its activities, the Remuneration Committee considers market data on senior executive remuneration arrangements within organisations that are considered key competitors. As far as the executive Directors are concerned, these are FTSE30 companies with significant international operations and other major European and where appropriate US parented banks.

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

     The policy adopted in 2006 will also apply in 2007. It is however, kept under regular review and where appropriate, shareholders will be consulted about any proposed changes in policy for subsequent years. Any such changes will also be described in future reports on Directors’ remuneration.

     Each component of executive Directors’ remuneration is explained below.

Salary

The Committee reviews salary levels for executive Directors each year and any adjustments made take into account the individual’s performance in the job as well as competitive rates of pay found in comparator organisations.

     The table below shows base salaries in 2006 and with effect from 1 March 2007 or, in the case of M F Geoghegan, 1 June 2007.

	2007	2006
	£000	£000

D J Flint	700	575
M F Geoghegan	1,070	1,000
S K Green	1,250	1,250

Annual cash bonus

Cash bonuses for executive Directors are based primarily upon performance measured against a number of key financial targets for the Group. An assessment of individual performance, customer satisfaction and measures of employee engagement are also factors taken into account in determining bonuses for executive Directors.

     Performance against these key measures may result in discretionary cash bonuses of up to 250 per cent of basic salary for executive Directors. The table below shows the awards made to the current executive Directors in 2006 in respect of 2005 and in 2007 in respect of 2006.

	2007	2006
	£000	£000

D J Flint	500	500
M F Geoghegan	1,750	1,819
S K Green	1,750	1,750

Long-term incentive plan

In 2005 the vesting of Performance Share awards was made more challenging and highly geared to performance than under the previous arrangements. Under The HSBC Share Plan vesting is now based on two independent measures, relative TSR and growth in earnings per share, both of which are considered by the Remuneration Committee to be key measures of the Group’s overall business success.

     Awards under The HSBC Share Plan can be up to a maximum of seven times salary. Individual awards being made in 2007 are set out in the table below.

2007 awards

	Face value

	2007	2006
	£000	£000

D J Flint	2,200	1,600
M F Geoghegan	5,000	2,000
S K Green	3,750	2,500

Total	10,950	6,100

     It is to be noted that all of the shares will only be released to participants if both performance conditions are fully met. The ‘expected value’ of these awards is 44 per cent of the face value.

Performance conditions

Awards of Performance Shares under The HSBC Share Plan are divided into two equal parts subject to separate performance conditions measured over a three-year performance period (‘the performance period’):

•	the Total Shareholder Return award (‘TSR award’): one half of the award of Performance Shares will be subject to a relative TSR measure. TSR is defined as the growth in share value and declared dividend income during the relevant period. In calculating TSR, dividend income is assumed to be reinvested in the

Back to Contents

H S B C H O L D I N G S P L C

Directors’ Remuneration Report (continued)

Executive Directors

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

     The TSR award is based on HSBC’s ranking against a comparator group of 28 major banks. The comparator group will generally comprise the largest banks in the world measured in terms of market capitalisation, but also having regard to the geographic spread and the nature of the activities of each bank. The Remuneration Committee will use these criteria in selecting any replacements to the comparator group that may be necessary during the performance period, for example because a bank ceases to exist or to be quoted or if its relevance to HSBC as a comparator significantly diminishes.

     The TSR comparator group during 2006 and also at 5 March 2007 comprises ABN AMRO Holding N.V., Banco Bilbao Vizcaya Argentaria S.A, Banco Santander Central Hispano S.A., Bank of America Corporation, The Bank of New York Company, Inc., Barclays PLC, BNP PARIBAS S.A., Citigroup Inc., Crédit Agricole S.A., Credit Suisse Group, Deutsche Bank AG, HBOS plc, JPMorgan Chase & Co., Lloyds TSB Group plc, Mitsubishi Tokyo Financial Group, Inc., Mizuho Financial Group, Inc., Morgan Stanley, National Australia Bank Limited, Royal Bank of Canada, The Royal Bank of Scotland Group plc, Société Générale, Standard Chartered PLC, UBS AG, UniCredito Italiano S.p.A., US Bancorp, Wachovia Corporation, Wells Fargo & Company and Westpac Banking Corporation.

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

     Where HSBC’s performance falls between these incremental steps, account will be taken of HSBC’s TSR performance relative to the banks immediately above and below it. For example, if HSBC’s TSR falls half way between the bank ranked 12th (where, a release of 50 per cent of the TSR award would occur) and the bank ranked 13th (where a release of 40 per cent of the TSR award would occur), then the actual proportion of the TSR award released would be 45 per cent, i.e. half way between 40 per cent and 50 per cent.

     For the EPS award, the base measure will be EPS for the financial year preceding that in which the award is made (‘the base year’). EPS will then be compared with the base year over three consecutive financial years commencing with the year in which the award is made. Incremental EPS will be calculated by expressing as a percentage of the EPS of the base year the difference each year of the three-year performance period between the EPS of that year and the EPS of the base year (with a negative percentage for any year in which the EPS is less than the EPS of the base year). These percentages will then be aggregated to arrive at the total incremental EPS for the performance period. In the event that the published EPS for the base year is restated during the performance period to adjust for changes in accounting standards, that restated EPS will be used for the purposes of the EPS performance condition.

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

Back to Contents

     In addition, awards will not vest unless the Remuneration Committee is satisfied that HSBC Holdings’ financial performance has shown a sustained improvement in the period since the award date.

     In determining whether HSBC has achieved a sustained improvement in performance the Remuneration Committee will take account of all relevant factors but in particular comparisons against the comparator group in areas such as revenue growth and mix, cost efficiency, credit performance, cash return on cash invested, dividend performance and total shareholder return.

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

     Awards will vest in full immediately in cases of death. In the event of redundancy, retirement on grounds of injury or ill health, early retirement by agreement, normal retirement and where a participant ceases to be employed by HSBC, awards will normally vest at the end of the vesting period on a time-apportioned basis to the extent that the performance conditions have been satisfied. In the event of a change of control, awards will normally vest immediately and on a time-apportioned basis to the extent that the TSR performance condition has been satisfied. Awards will normally be forfeited if the participant is dismissed for cause or resigns from HSBC. In all these circumstances the Committee retains discretion to ensure fair and reasonable treatment.

Arrangements from 2001-2004

Between 2001 and 2004, awards of Performance shares were made under the HSBC Holdings Restricted Share Plan 2000. Vesting was linked to the attainment of predetermined TSR targets over a three-year period from the date of the award.

     For awards made in 2003 the initial performance period was three years but the performance target was not achieved at the third anniversary of the date of award. The test is due to be applied again in March 2007 in respect of the 2003 awards. If it is passed, full vesting and transfer of the shares will take place on the fifth anniversary of the date of grant, i.e. in March 2008. If it fails it will be subject to a final test in March 2008. For awards made in 2004 the performance conditions are the same but, if the performance test is not passed at the third anniversary, i.e. in March 2007, the shares will be forfeited.

     In addition to these performance conditions, none of the outstanding awards will vest unless the Remuneration Committee is satisfied that, during the performance period, HSBC has achieved sustained growth. The Remuneration Committee retains discretion to recommend early release of shares awarded in certain circumstances, for example, retirement, redundancy or ill health.

     When events occur which cause the Remuneration Committee to consider that the performance conditions have become unfair or impractical, the right is reserved for the Committee to amend or substitute the performance conditions. Whilst the Committee decided that options granted in 2003 under the HSBC Holdings Group Share Option Plan to employees below senior executive level could vest in March 2006 notwithstanding the failure to achieve the TSR performance condition, the awards of Performance Shares made in 2003 under the HSBC Holdings Restricted Share Plan 2000 to the 400 or so most senior executives of the Group continue to be subject to the pre-established TSR benchmark performance conditions, as set out above.

Total Shareholder Return

Graphs 1 to 4 below show HSBC Holdings’ TSR performance against the following:

•	Graph 1: the benchmark TSR for Performance Shares awarded in March 2003;

•	Graph 2: The Financial Times-Stock Exchange FTSE 100;

•	Graph 3: The Morgan Stanley Capital International (‘MSCI’) World Index; and

•	Graph 4: The MSCI Financials Index.

Back to Contents

H S B C H O L D I N G S P L C

Directors’ Remuneration Report (continued)

Executive Directors / Non-executive Directors

Graph 1: HSBC TSR and Benchmark TSR

Graph 2: HSBC TSR and FTSE 100 Index

Graph 3: HSBC TSR and MSCI World Index

Graph 4: HSBC TSR and MSCI Financials Index

     Pursuant to the Directors’ Remuneration Report Regulations 2002, graph 5 below shows HSBC Holdings’ TSR performance against the FTSE 100 Index, for the five-year period ended 31 December 2006. The FTSE 100 has been chosen as this is a recognised broad equity market index of which HSBC Holdings is a member.

Graph 5: HSBC TSR and FTSE 100 Index

Source: Datastream

Pensions

The normal retirement age for executive Directors is 65.

     The pension entitlements earned by the executive Directors during the year are set out on pages 286 and 287.

Service contracts

HSBC’s policy is to employ executive Directors on one-year rolling contracts although, on recruitment, longer initial terms may be approved by the Remuneration Committee. The Remuneration Committee will, consistent with the best interests of the Group, seek to minimise termination payments.

     Each executive Director has a rolling service contract with a notice period of 12 months for either party save that D J Flint’s contract provides for nine months notice to be given by Mr Flint. There are no provisions for compensation upon early termination of any executive Directors’ service contracts.

     The dates of executive Directors’ service contracts are as follows:

Contract date
Sir John Bond[1]	14 July 1994
D J Flint	29 September 1995
M F Geoghegan	25 May 2004
S K Green	9 March 1998
A W Jebson[1]	14 January 2000

1	Retired as a Director on 26 May 2006.

Other directorships

Executive Directors, if so authorised by either the Nomination Committee or the Board, may accept appointments as non-executive Directors of suitable companies which are not part of HSBC. Approval will not be given for executive Directors to accept a non-executive directorship of more than one FTSE 100 company. When considering a non-executive appointment, the Nomination Committee or Board will take into account the expected time commitment

Back to Contents

of such appointment. The time commitment for executive Directors’ external appointments will be reviewed as part of the annual Board review. Any remuneration receivable in respect of an external appointment is normally paid to HSBC, unless otherwise approved by the Remuneration Committee.

     Sir John Bond retained his fees as a non-executive Director of the Ford Motor Company, which were provided partly in the form of restricted shares, which become unrestricted over a period of five years. During the period from 1 January to 26 May 2006, when Sir John Bond retired as a Director of HSBC Holdings, the fees received were US$32,000 in cash and US$48,000 deferred into Ford common stock units. In addition, Ford provided US$200,000 of life assurance and US$500,000 of accidental death or dismemberment insurance. The life assurance can be continued after retirement from the board or Sir John Bond could elect to have it reduced to US$100,000 and receive US$15,000 a year for life. The accidental death or dismemberment insurance ends upon retirement from the board.

Non-executive Directors

Non-executive Directors are appointed for fixed terms not exceeding three years, subject to their re-election by shareholders at subsequent Annual General Meetings. Non-executive Directors have no service contract and are not eligible to participate in HSBC’s share plans. Non-executive Directors’ terms of appointment will expire as follows: in 2007, R K F Ch’ien, S Hintze and H Sohmen; in 2008,

Lord Butler, Baroness Dunn, J D Coombe, W K L Fung, J W J Hughes-Hallett and Sir Brian Moffat; in 2009, S W Newton, S M Robertson and Sir Brian Williamson; and in 2010, R A Fairhead, Sir Mark Moody-Stuart and G Morgan.

Fees

Non-executive Directors’ fees are regularly reviewed and compared with other large international companies. The current fee, which was approved by shareholders in 2006, is £65,000 per annum.

In addition, non-executive Directors receive the following fees:

Chairman, Audit Committee	£50,000 p.a.
Member, Audit Committee	£20,000 p.a.

During 2006, seven meetings of the Group Audit Committee were held.

Chairman, Remuneration Committee	£40,000 p.a.
Member, Remuneration Committee	£20,000 p.a.

During 2006, seven meetings of the Remuneration Committee were held.

Chairman, Nomination Committee	£30,000 p.a.
Member, Nomination Committee	£20,000 p.a.

During 2006, four meetings of the Nomination Committee were held.

Chairman, Corporate Responsibility
Committee	£30,000 p.a.
Member, Corporate Responsibility
Committee	£20,000 p.a.

During 2006, five meetings of the Corporate Responsibility Committee were held.

Back to Contents

H S B C H O L D I N G S P L C

Directors’ Remuneration Report (continued)

Directors emoluments / Pensions / Share plans

Directors’ emoluments

The emoluments of the Directors of HSBC Holdings for 2006 were as follows:

					Benefits				Total	Total
	Fees	Salary	Allowance	[1]	in kind	[2]	Bonuses	[3]	2006	2005
	£000	£000	£000		£000		£000		£000	£000
Executive Directors[4]
Sir John Bond[5]	–	602	–		16		1,458		2,076	4,479
D J Flint	–	563	275		17		500		1,355	1,190
M F Geoghegan	–	939	375		19		1,535	[6]	2,868	671
S K Green	–	1,170	–		14		1,750		2,934	2,529
AW Jebson[5]	–	227	–		7		573		807	1,547

Non-executive Directors
Lord Butler	115	–	–		–		–		115	90
R K F Ch’ien[7]	200	–	–		–		–		200	187
J D Coombe	97	–	–		–		–		97	53
Baroness Dunn	85	–	–		–		–		85	70
R A Fairhead	85	–	–		–		–		85	70
W K L Fung[8]	136	–	–		–		–		136	117
S Hintze	105	–	–		–		–		105	85
J W J Hughes-Hallett	77	–	–		–		–		77	46
Sir John Kemp-Welch[5]	44	–	–		–		–		44	85
Sir Brian Moffat	145	–	–		–		–		145	115
Sir Mark Moody-Stuart	125	–	–		–		–		125	85
G Morgan[9]	16	–	–		–		–		16	–
S W Newton	65	–	–		–		–		65	55
S M Robertson[10]	65	–	–		–		–		65	–
H Sohmen[11]	–	–	–		–		–		–	16
Sir Brian Williamson	85	–	–		–		–		85	70

Total[12]	1,445	3,501	650		73		5,816		11,485	15,541

Total (US$000)	2,660	6,444	1,196		134		10,705		21,139	28,233

1	Executive allowance paid to fund personal pension arrangements.
2	Benefits in kind for executive Directors include provision of company car, medical insurance, other insurance cover, accountancy advice and travel assistance.
3	These discretionary bonuses are in respect of 2006.
4	Each of the executive Directors waived their right to receive a fee from HSBC Holdings (2006: £27,083; 2005: £55,000).
5	Retired as a Director on 26 May 2006.
6	In return for the prior waiver of part of his bonus, an employer contribution has been made into a pension arrangement for M F Geoghegan equal to £215,000 (2005: £1,818,750) which would otherwise have been paid.
7	Includes fees as non-executive Chairman of HSBC Private Equity (Asia) Limited and as a non-executive Director of The Hongkong and Shanghai Banking Corporation.
8	Includes fee as a non-executive Director of The Hongkong and Shanghai Banking Corporation.
9	Appointed as a Director on 1 October 2006.
10	Appointed as a Director on 3 January 2006.
11	H Sohmen has elected to waive any fees payable to him by HSBC Holdings (2006: £65,000; 2005: £55,000).
12	Total emoluments for 2005 include the emoluments of Directors who retired in that year.

Pensions

S K Green ceased membership of the HSBC Bank (UK) Pension Scheme on 5 April 2006. From 6 April 2006 Mr Green has been entitled to receive benefits from an Employer-Funded Retirement Benefits Scheme (EFRBS). The benefits from the HSBC Bank (UK) Pension Scheme will be calculated based on completed service to the date of opting out and on pensionable salary calculated at the date employment with HSBC Holdings plc ceases. The intention of this arrangement is to provide benefits to Mr Green that would be broadly comparable to an accrual rate of one-thirtieth of pensionable salary for each year of pensionable service.

     M F Geoghegan ceased membership of the HSBC International Staff Retirement Benefits Scheme on 31 March 2006. From 1 April 2006 Mr Geoghegan transferred all past service benefits into the HSBC Asia Holdings Pension Plan, on a defined contribution basis (see below). An employer contribution was made to the HSBC Asia Holdings Pension Plan in respect of 2006 of £215,000 (2005: £1,818,750) arising entirely from a bonus sacrifice. There were no other employer contributions made to this plan. From 1 April 2006 Mr Geoghegan has

Back to Contents

received an executive allowance of 50 per cent of annual basic salary to fund personal pension arrangements.

     From 1 January 2006 to 31 March 2006 D J Flint received an executive allowance of 30 per cent of annual basic salary which was paid to fund personal pension arrangements. In addition, for the same period, Mr Flint participated in the HSBC Holdings plc Funded Unapproved Retirement Benefits Scheme (FURBS) on a defined contribution basis with an employer contribution of £26,594 (2005: £92,500). The intention of this arrangement was to provide benefits broadly comparable to an accrual rate of one-thirtieth of pensionable salary for each year of pensionable service. From 1 April 2006 the FURBS was closed and, to ensure that pension arrangements for Mr Flint remain broadly comparable, the executive allowance was increased to 55 per cent of annual basic salary.

											Transfer value
											(less personal
											contributions)
											at
											31 December
											2006 relating
				Increase in					Increase of		to increase
				accrued	Transfer		Transfer		transfer value		in accrued
	Accrued	Increase in		pension during	value		value		of accrued		pensions
	annual	accrued		2006,	of accrued		of accrued		pension (less		during 2006,
	pension at	pension		excluding	pension at		pension at		personal		excluding any
	31 December	during		any increase	31 December		31 December		contributions	)	increase for
	2006	2006		for inflation	2005	[1]	2006	[1]	in 2006	[1]	inflation	[1]
	£000	£000		£000	£000		£000		£000		£000

Sir John Bond[2]	494	58	[3]	49	10,667		11,410	[3]	743		947
M F Geoghegan[4]	–	14		–	12,495		–		–		–
S K Green	586	251		239	5,758		11,082	[5]	5,324		4,513
A W Jebson[2]	214	13		10	3,231		5,287		2,056		254

1	The transfer value represents a liability of HSBC’s pension funds and not a sum paid or due to the individual; it cannot therefore meaningfully be added to annual remuneration.
2	Sir John Bond and A W Jebson retired as employees on 31 May 2006. The accrued annual pension at 31 December 2006 is the same amount as was put into payment on 31 May 2006 following their retirement. Sir John Bond elected to receive a lump sum payment on his retirement, as allowed under the rules of the HSBC Bank (UK) Pension Scheme. The accrued pension at 31 December 2006 for Sir John Bond is therefore lower than would have been the case had he not opted to receive a lump sum payment.
3	The increase in accrued pension during 2006 has been calculated as the difference between the accrued pension as at 31 December 2006 (ignoring the reduction to the accrued pension due to the exchange of some pension for a lump sum payment on retirement) and the accrued pension as at 31 December 2005. The actual post commutation pension in payment at the year end is lower than the accrued pension at the start of the year due to the exchange of pension for a lump sum payment on retirement.
4	As noted above, on 31 March 2006 M F Geoghegan ceased membership of, and the accrual of benefits under, the HSBC International Staff Retirement Benefits Scheme. As required by the rules of the HSBC International Staff Retirement Benefits Scheme, M F Geoghegan made personal contributions towards his pension of £4,308 in respect of 2006. At 31 December 2005 M F Geoghegan was entitled to a pension of £557,000 per annum and at 31 March 2006 he was entitled to a pension of £571,000 per annum, an increase in accrued pension entitlement during the period of £14,000 per annum (£10,000 per annum excluding any increase for inflation). The increase in the transfer value of the accrued pension (less personal contributions) from 31 December 2005 to 31 March 2006 was £419,000. The transfer value (less personal contributions) at 31 March 2006 relating to the increase in accrued pension during 2006, excluding any increase for inflation, was £216,000. M F Geoghegan transferred all his benefits out of the HSBC International Staff Retirement Benefits Scheme on 31 March 2006 with a transfer payment from the Scheme of £12,918,000 into the HSBC Asia Holdings Pension Plan on a defined contribution basis. There were no pension liabilities under the HSBC International Staff Retirement Benefits Scheme for M F Geoghegan at 31 December 2006.
5	Increase in transfer value reflects increase in base salary in 2006, following S K Green’s new role as Group Chairman.

The following unfunded pension payments, in respect of which provision has been made, were made during 2006 to five former Directors of HSBC Holdings:

	2006	2005
	£	£

B H Asher	93,812	90,465
C F W de Croisset	183,652	178,344
R Delbridge	134,934	130,120
Sir Brian Pearse	56,269	54,261
Sir William Purves	99,310	95,767

	567,977	548,957

     The payments in respect of R Delbridge and Sir Brian Pearse were made by HSBC Bank plc as former Directors of that bank. The payment in respect of C F W de Croisset was made by HSBC France as a former Director of that bank.

Share plans

At 31 December 2006, the undernamed Directors held Performance Share awards and options to acquire the number of HSBC Holdings ordinary shares set against their respective names.

     The options awarded under the HSBC Holdings Savings-Related Share Option Plan before 2001 were exercised at a 15 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the

Back to Contents

H S B C H O L D I N G S P L C

Directors’ Remuneration Report (continued)

Share plans

invitation date and those awarded since 2001 are exercisable at a 20 per cent discount. Under the Securities and Futures Ordinance of Hong Kong the options are categorised as ‘unlisted physically settled equity derivatives’. No options were awarded or lapsed during the year and except as otherwise indicated, no options were exercised during the year. There are no performance criteria conditional upon which the outstanding options are exercisable.

     The market value of the ordinary shares at 29 December 2006 was £9.31. The highest and lowest market values during the year were £10.28 and £9.14. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date.

     Under the Securities and Futures Ordinance of Hong Kong, Performance Share awards under The HSBC Share Plan and the HSBC Holdings Restricted Share Plan 2000 are categorised as ‘the interests of a beneficiary of a Trust’.

HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

						Options at	Options		Options		Options at
	Date of	Exercise	Exercisable		Exercisable	1 January	exercised		lapsed		31 December
	award	price (£)	from	[1]	until	2006	during year		during year		2006

D J Flint	2 May 2002	6.3224	1 Aug 2007		31 Jan 2008	2,617	–		–		2,617
M F Geoghegan	10 Apr 2000	6.0299	1 Aug 2005		31 Jan 2006	559	533	[2]	26	[2]	–
S K Green	23 Apr 2003	5.3496	1 Aug 2008		31 Jan 2009	3,070	–		–		3,070

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	Options over 533 shares were exercised on 31 January 2006 and options over 26 shares lapsed on that date. At the date of exercise, the market value per share was £9.34.

The HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

		Year in		Awards		Monetary
		which	Awards at	made		value of	Awards at
	Date of	awards	1 January	during		awards made	31 December
	award	may vest	2006	year	[1]	during year	2006	[2]
						£000

Sir John Bond	27 May 2005	2008	474,353	–		–	495,521
D J Flint	27 May 2005	2008	177,883	–		–	185,821
	6 Mar 2006	2009	–	161,458		1,600	167,220
M F Geoghegan	27 May 2005	2008	237,177	–		–	247,761
	6 Mar 2006	2009	–	201,823		2,000	209,025
S K Green	27 May 2005	2008	296,471	–		–	309,701
	6 Mar 2006	2009	–	252,278		2,500	261,280
A W Jebson	27 May 2005	2008	167,803	–		–	175,291

Vesting of these Performance Share awards is subject to the performance conditions described on page 281 being satisfied.
1	At the date of the award, 6 March 2006, the market value per share was £9.895.
2	Includes additional shares arising from scrip dividends.

HSBC Holdings Restricted Share Plan 2000
HSBC Holdings ordinary shares of US$0.50
						Monetary
		Year in		Awards		value of
		which	Awards at	vested		awards vested	Awards at
	Date of	awards	1 January	during		during year	31 December
	award	may vest	2006	year	[1]	£000	2006	[1]

Sir John Bond	12 Mar 2001	2006	91,276	92,063	[2]	914	–
	8 Mar 2002	2007	136,679	141,597	[3]	1,318	–
	5 Mar 2003	2008	182,406	188,969	[4]	1,759	–
	4 Mar 2004	2009	263,574	273,058	[4]	2,583	–

Back to Contents

						Monetary
		Year in		Awards		value of
		which	Awards at	vested		awards vested	Awards at
	Date of	awards	1 January	during		during year	31 December
	award	may vest	2006	year	[1]	£000	2006	[1]

D J Flint	12 Mar 2001	2006	65,198	65,760	[2]	653	–
	8 Mar 2002	2007	86,324	–		–	90,176
	5 Mar 2003	2008	124,367	–		–	129,917
	4 Mar 2004	2009	130,532	–		–	136,357

M F Geoghegan	12 Mar 2001	2006	39,119	39,456	[2]	392	–
	8 Mar 2002	2007	43,162	–		–	45,089
	5 Mar 2003	2008	58,040	–		–	60,630
	4 Mar 2004	2009	97,899	–		–	102,268

S K Green	12 Mar 2001	2006	91,276	92,063	[2]	914	–
	8 Mar 2002	2007	107,905	–		–	112,720
	5 Mar 2003	2008	124,367	–		–	129,917
	4 Mar 2004	2009	179,481	–		–	187,490

A W Jebson	12 Mar 2001	2006	78,237	78,911	[2]	783	–
	8 Mar 2002	2007	100,712	104,335	[3]	993	–
	5 Mar 2003	2008	124,368	–		–	127,754	[5]
	4 Mar 2004	2009	130,532	–		–	134,086	[5]

Vesting of these Performance Share awards is subject to the attainment of predetermined TSR targets over a three-year period from the date of the award. Full vesting and transfer of the shares will not generally occur until the fifth anniversary of the date of award. A benchmark for HSBC Holdings’ TSR, weighted by market capitalisation, was established which takes account of the TSR performance of: (1) a peer group of nine banks weighted by market capitalisation which were considered most relevant to HSBC in terms of size and international scope. For performance periods up to and including the one beginning in 2003, this group comprised ABN AMRO Holding N.V., The Bank of East Asia, Limited, Citigroup Inc., Deutsche Bank AG, JPMorgan Chase & Co., Lloyds TSB Group plc, Mitsubishi Tokyo Financial Group Inc., Oversea-Chinese Banking Corporation Limited and Standard Chartered PLC. To be more relevant to HSBC in terms of size and international scope, this peer group was amended for conditional awards made in 2004 by the replacement of Lloyds TSB Group plc, Oversea-Chinese Banking Corporation Ltd., Mitsubishi Tokyo Financial Group Inc. and The Bank of East Asia, Limited with Bank of America Corporation, The Royal Bank of Scotland Group plc, Banco Santander Central Hispano S.A. and UBS AG; (2) the five largest banks from each of the US, the UK, continental Europe and the Far East, other than any within (1) above, weighted by market capitalisation; and (3) the banking sector of the Morgan Stanley Capital International World Index, excluding any within (1) or (2) above, weighted by market capitalisation. By combining the weighted average TSR for each of the above three groups and weighting that average so that 50 per cent is applied to (1), 25 per cent is applied to (2) and 25 per cent is applied to (3), a single TSR benchmark for market comparison was determined. The benchmark was chosen to reward the delivery of sustained financial growth of HSBC Holdings and to align the interests of participants with those of shareholders. The extent to which each award will vest will be determined by reference to HSBC Holdings’ TSR measured against the TSR benchmark. If HSBC Holdings’ TSR over the performance period exceeds the benchmark TSR, awards with a value, at the date of grant, of up to 100 per cent of the individual’s earnings (base salary and bonus in respect of the previous performance year), will vest. For higher value awards, the greater of 50 per cent of the award or the number of shares equating at the date of grant to 100 per cent of the individual’s earnings, will vest at this level of performance. If HSBC Holdings’ TSR over the performance period places it within the upper quartile of the ranked list of the banks comprising the benchmark, these higher value awards will vest in full. For performance between the median and the upper quartile, vesting will be on a straight-line basis. If the upper quartile performance level is achieved at the third anniversary of the date of award then an additional award equal to 20 per cent of the initial Performance Share award will be made and will vest at the same time as the original award to which it relates.

1	Includes additional shares arising from scrip dividends.
2	The performance tests set out above were met in 2004 and the shares have vested. At the date of vesting, 13 March 2006, the market value per share was £9.925. The market value per share at the date of the award, 12 March 2001, was £8.62.
3	Retired as a Director on 26 May 2006. The awards held at the date of retirement that had passed the performance condition set out above vested immediately. Consequently, the 2002 awards were released to Sir John Bond on 14 June 2006 when the market value per share was £9.31 and to A W Jebson on 30 June 2006 when the market value per share was £9.515. The market value per share at the date of the award, 8 March 2002, was £8.34.
4	In line with the previous practice for executives who had worked significantly beyond retirement age, and where the awards had passed the performance condition at the time of originally planned retirement, the Remuneration Committee agreed that the Performance Share awards held by Sir John Bond at retirement should vest in full without time prorating. Consequently, the 2003 award vested on 14 June 2006 when the market value per share was £9.31. The 2004 award vested in two tranches: the first on 16 June 2006 (200,000 shares) when the market value per share was £9.37; and the second on 31 July 2006 (73,058 shares) when the market value per share was £9.71. The market values per share at the dates of the awards, 5 March 2003 and 4 March 2004, were £6.70 and £8.515 respectively.
5	Interests at date of retirement as a Director (26 May 2006).

On behalf of the Board
5 March 2007
Sir Mark Moody-Stuart, Chairman of Remuneration Committee

Back to Contents

H S B C H O L D I N G S P L C

Statement of Directors’ Responsibilities in relation to Financial Statements

The following statement, which should be read in conjunction with the Auditors’ statement of their responsibilities set out in their report on pages 291 and 292, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the financial statements.

     The Directors are responsible for preparing the Annual Report, the consolidated financial statements of HSBC Holdings and its subsidiaries (the ‘Group’) and holding company financial statements for HSBC Holdings (the ‘parent company’) in accordance with applicable law and regulations.

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

     The Group and parent company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position of the Group and the parent company and the performance for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

     In preparing each of the Group and parent company financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgments and estimates that are reasonable and prudent; and

•	state whether they have been prepared in accordance with IFRSs as adopted by the EU.

     The Directors are required to prepare the financial statements on the going concern basis unless it is not appropriate. Since the Directors are satisfied that the Group has the resources to continue in business for the foreseeable future, the financial statements continue to be prepared on the going concern basis The Directors have responsibility for ensuring that sufficient accounting records are kept that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985.

     The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

     Under applicable law and regulations, the Directors also have responsibility for preparing a Directors’ Report, Directors’ Remuneration Report and the Corporate Governance statement on pages 248 to 289 that comply with that law and those regulations.

     The Directors have responsibility for the maintenance and integrity of the Annual Report and Accounts as they appear on the company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board	5 March 2007
R G Barber, Secretary

Back to Contents

H S B C H O L D I N G S P L C

Report of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of HSBC Holdings plc

We have audited the accompanying consolidated financial statements of HSBC Holdings plc and its subsidiary undertakings (together HSBC) on pages 294 to 434 which comprise the consolidated balance sheets as at 31 December 2006 and 2005, and the related consolidated income statements, consolidated cash flow statements and consolidated statements of recognized income and expense, for each of the years in the three-year period ended 31 December 2006, including the disclosures marked audited within the ‘Report of the Directors: The Management of Risk’ section on pages 165 to 247. We also have audited management's assessment, included in the accompanying Management's Assessment of Internal Controls, that HSBC maintained effective internal control over financial reporting as of 31 December 2006, based on the framework for Director’s internal control evaluation contained within the Combined Code (‘The Revised Turnbull Guidance’), and the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). HSBC’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management's assessment, and an opinion on the effectiveness of HSBC's internal control over financial reporting based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

     A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HSBC as at 31 December 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2006, in conformity with IFRSs as adopted by the European Union (‘EU’). Also, in our opinion, management's assessment that HSBC maintained effective internal control over financial reporting as of 31 December 2006, is fairly stated, in all material respects, based on the framework for Director’s internal control evaluation contained within the Combined Code (The Revised Turnbull Guidance) and the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, HSBC maintained, in all material respects, effective internal control over financial reporting as of 31 December 2006, based on the framework for Director’s internal control evaluation contained within the Combined Code (The Revised Turnbull Guidance) and the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Back to Contents

H S B C H O L D I N G S P L C

Report of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of HSBC Holdings plc (continued)

     IFRSs as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 47 on the consolidated financial statements. As permitted by IFRS 1 and disclosed in Note 1 on the financial statements, HSBC has applied certain IFRSs from 1 January 2005, in particular IAS 32, IAS 39, and IFRS 4.

KPMG Audit Plc
London, England
5 March 2007

Back to Contents

H S B C H O L D I N G S P L C

Financial Statements

Back to Contents

H S B C H O L D I N G S P L C

Financial Statements (continued)

Consolidated income statement for the year ended 31 December 2006

		2006	2005	2004
	Notes	US$m	US$m	US$m

Interest income		75,879	60,094	50,471
Interest expense		(41,393)	(28,760)	(19,372)

Net interest income		34,486	31,334	31,099

Fee income		21,080	17,486	15,902
Fee expense		(3,898)	(3,030)	(2,954)

Net fee income		17,182	14,456	12,948

Trading income excluding net interest income		5,619	3,656	2,786
Net interest income on trading activities		2,603	2,208	–

Net trading income		8,222	5,864	2,786
Net income from financial instruments designated at fair value	3	657	1,034	–
Net investment income on assets backing policyholders’ liabilities		–	–	1,012
Gains less losses from financial investments		969	692	540
Dividend income		340	155	622
Net earned insurance premiums	4	5,668	5,436	5,368
Other operating income		2,546	2,733	1,613

Total operating income		70,070	61,704	55,988
Net insurance claims incurred and movement in policyholders’ liabilities	5	(4,704)	(4,067)	(4,635)

Net operating income before loan impairment charges and other credit risk provisions		65,366	57,637	51,353
Loan impairment charges and other credit risk provisions		(10,573)	(7,801)	(6,191)

Net operating income	6	54,793	49,836	45,162

Employee compensation and benefits	7	(18,500)	(16,145)	(14,523)
General and administrative expenses	8	(12,823)	(11,183)	(9,739)
Depreciation and impairment of property, plant and equipment	23	(1,514)	(1,632)	(1,731)
Amortisation and impairment of intangible assets		(716)	(554)	(494)

Total operating expenses		(33,553)	(29,514)	(26,487)

Operating profit		21,240	20,322	18,675
Share of profit in associates and joint ventures	20	846	644	268

Profit before tax		22,086	20,966	18,943
Tax expense	10	(5,215)	(5,093)	(4,685)

Profit for the year		16,871	15,873	14,258

Profit attributable to shareholders of the parent company		15,789	15,081	12,918
Profit attributable to minority interests		1,082	792	1,340

		US$	US$	US$
Basic earnings per ordinary share	12	1.40	1.36	1.18
Diluted earnings per ordinary share	12	1.39	1.35	1.17
Dividends per ordinary share	11	0.76	0.69	0.63

The accompanying notes on pages 301 to 434, the audited sections of the ‘Report of the Directors: The Management of Risk’ on pages 165 to 247, and the ‘Critical accounting policies’ on pages 111 to 115 form an integral part of these financial statements.

Back to Contents

Consolidated balance sheet at 31 December 2006

		2006	2005
	Notes	US$m	US$m
ASSETS

Cash and balances at central banks		12,732	13,712
Items in the course of collection from other banks		14,144	11,300
Hong Kong Government certificates of indebtedness		13,165	12,554
Trading assets	15	328,147	232,909
Financial assets designated at fair value	16	20,573	15,046
Derivatives	17	103,702	73,928
Loans and advances to banks	33	185,205	125,965
Loans and advances to customers	33	868,133	740,002
Financial investments	18	204,806	182,342
Interests in associates and joint ventures	20	8,396	7,249
Goodwill and intangible assets	21	37,335	33,200
Property, plant and equipment	23	16,424	15,206
Other assets	25	33,444	26,596
Prepayments and accrued income		14,552	11,961

Total assets		1,860,758	1,501,970

LIABILITIES AND EQUITY

Liabilities
Hong Kong currency notes in circulation		13,165	12,554
Deposits by banks	33	99,694	69,727
Customer accounts	33	896,834	739,419
Items in the course of transmission to other banks		12,625	7,022
Trading liabilities	26	226,608	174,365
Financial liabilities designated at fair value	27	70,211	61,829
Derivatives	17	101,478	74,036
Debt securities in issue	28	230,325	188,072
Retirement benefit liabilities	7	5,555	4,869
Other liabilities	29	29,824	26,515
Liabilities under insurance contracts	30	17,670	14,144
Accruals and deferred income		16,310	12,689
Provisions	31	2,859	1,966
Subordinated liabilities	32	22,672	16,537

Total liabilities		1,745,830	1,403,744

Equity
Called up share capital	38	5,786	5,667
Share premium account	39	7,789	6,896
Other reserves	39	29,380	23,646
Retained earnings	39	65,397	56,223

Total shareholders’ equity		108,352	92,432
Minority interests	37	6,576	5,794

Total equity		114,928	98,226

Total equity and liabilities		1,860,758	1,501,970

The accompanying notes on pages 301 to 434, the audited sections of the ‘Report of the Directors: The Management of Risk’ on pages 165 to 247, and the ‘Critical accounting policies’ on pages 111 to 115 form an integral part of these financial statements.

S K Green, Group Chairman

Back to Contents

H S B C H O L D I N G S P L C

Financial Statements (continued)

Consolidated statement of recognised income and expense for the year ended 31 December 2006

	2006	2005	2004
	US$m	US$m	US$m
Available-for-sale investments:
– fair value gains/(losses) taken to equity	1,582	(400)	–
– fair value gains transferred to income statement on disposal or impairment	(644)	(240)	–
Cash flow hedges:
– fair value gains/(losses) taken to equity	1,554	(92)	–
– fair value gains transferred to income statement	(2,198)	(106)	–
Share of changes in equity of associates and joint ventures	20	161	–
Exchange differences	4,675	(4,257)	3,720
Actuarial losses on defined benefit plans	(78)	(812)	(731)

	4,911	(5,746)	2,989
Tax on items taken directly to equity	(44)	437	319

Total income and expense taken to equity during the year	4,867	(5,309)	3,308
Profit for the year	16,871	15,873	14,258

Total recognised income and expense for the year	21,738	10,564	17,566
Effect of change in accounting policy IFRSs transition adjustment at 1 January 2005[1]	–	(8,824)	–

	21,738	1,740	17,566

Total recognised income and expense for the year attributable to:
– shareholders of the parent company	20,527	9,912	15,743
– minority interests	1,211	652	1,823

	21,738	10,564	17,566

1	For an explanation of the IFRSs transition adjustment at 1 January 2005, see Note 46 on the Financial Statements in the Annual Report and Accounts 2005.

The accompanying notes on pages 301 to 434, the audited sections of the ‘Report of the Directors: The Management of Risk’ on pages 165 to 247, and the ‘Critical accounting policies’ on pages 111 to 115 form an integral part of these financial statements.

Back to Contents

Consolidated cash flow statement for the year ended 31 December 2006
		2006	2005	2004
	Notes	US$m	US$m	US$m
Cash flows from operating activities
Profit before tax		22,086	20,966	18,943
Adjustments for:
– non-cash items included in profit before tax	40	14,956	11,404	11,406
– change in operating assets	40	(173,269)	(91,753)	(133,143)
– change in operating liabilities	40	237,378	72,212	175,503
– elimination of exchange differences[1]		(12,114)	2,580	(7,783)
– net gain from investing activities		(2,014)	(692)	(540)
– share of profits in associates and joint ventures		(846)	(644)	(268)
– dividends received from associates		97	114	127
– contribution paid to defined benefit pension schemes		(547)	(2,547)	(564)
– tax paid		(4,946)	(4,619)	(3,784)

Net cash from operating activities		80,781	7,021	59,897

Cash flows from investing activities
Purchase of financial investments		(286,316)	(378,103)	(330,917)
Proceeds from the sale of financial investments		273,774	368,696	315,437
Purchase of property, plant and equipment		(2,400)	(2,887)	(2,830)
Proceeds from the sale of property, plant and equipment		2,504	620	371
Net purchase of intangible assets		(852)	(849)	(108)
Net cash outflow from acquisition of and increase in stake of
subsidiaries		(1,185)	(1,662)	(2,431)
Net cash inflow from disposal of subsidiaries		62	705	27
Net cash outflow from acquisition of and increase in stake
of associates		(585)	(2,569)	(2,122)
Proceeds from disposal of associates		874	422	212

Net cash used in investing activities		(14,124)	(15,627)	(22,361)

Cash flows from financing activities
Issue of ordinary share capital		1,010	690	581
Issue of preference shares		374	1,298	–
Net purchases and sales of own shares for market-making and
investment purposes		46	(55)	98
Purchases of own shares to meet share awards and share
option awards		(575)	(766)	(345)
On exercise of share options		173	277	159
Increase in non-equity minority interests		–	–	1,480
Subordinated loan capital issued		5,948	2,093	6,021
Subordinated loan capital repaid		(903)	(1,121)	(1,740)
Dividends paid to shareholders of the parent company		(5,927)	(5,935)	(4,425)
Dividends paid to minority interests:
– equity		(710)	(508)	(664)
– non-equity		–	–	(548)

Net cash used in financing activities		(564)	(4,027)	617

Net increase/(decrease) in cash and cash equivalents		66,093	(12,633)	38,153
Cash and cash equivalents at 1 January		141,307	160,956	117,558
Exchange differences in respect of cash and cash equivalents		8,086	(7,016)	5,245

Cash and cash equivalents at 31 December	40	215,486	141,307	160,956

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

The accompanying notes on pages 301 to 434, the audited sections of the ‘Report of the Directors: The Management of Risk’ on pages 165 to 247, and the ‘Critical accounting policies’ on pages 111 to 115 form an integral part of these financial statements.

Back to Contents

H S B C H O L D I N G S P L C

Financial Statements (continued)

HSBC Holdings balance sheet at 31 December 2006

		2006	2005
	Notes	US$m	US$m
ASSETS

Cash at bank and in hand:
– balances with HSBC undertakings		729	756
Derivatives	17	1,599	968
Loans and advances to HSBC undertakings	33	14,456	14,092
Financial investments		3,614	3,517
Investments in subsidiaries	24	62,356	58,038
Property, plant and equipment		1	1
Other assets		91	171
Prepayments and accrued income		41	19

Total assets		82,887	77,562

LIABILITIES AND EQUITY

Liabilities
Amounts owed to HSBC undertakings	33	3,100	4,075
Financial liabilities designated at fair value	27	14,070	13,370
Derivatives	17	177	286
Other liabilities	29	1,517	1,203
Accruals and deferred income		111	95
Deferred tax	31	–	70
Subordinated liabilities	32	8,423	5,236

Total liabilities		27,398	24,335

Equity
Called up share capital	38	5,786	5,667
Share premium account		7,789	6,896
Merger reserve and other reserves		28,942	28,942
Other reserves		2,384	2,221
Retained earnings		10,588	9,501

Total equity		55,489	53,227

Total equity and liabilities		82,887	77,562

The accompanying notes on pages 301 to 434, the audited sections of the ‘Report of the Directors: The Management of Risk’ on pages 165 to 247, and the ‘Critical accounting policies’ on pages 111 to 115 form an integral part of these financial statements.

S K Green, Group Chairman

Back to Contents

HSBC Holdings statement of changes in total equity for the year ended 31 December 2006

	2006	2005
	US$m	US$m

Called up share capital
At 1 January	5,667	5,587
Shares issued in connection with the early settlement of HSBC Finance 8.875 per cent Adjustable Conversion-Rate Equity Security Units	2	–
Shares issued under employee share plans	38	28
Shares issued in lieu of dividends	79	52

At 31 December	5,786	5,667

Share premium account
At 1 January	6,896	4,881
Shares issued under employee share plans	975	662
Shares issued in lieu of dividends and amounts arising thereon	(82)	(52)
New share capital subscribed, net of costs	–	1,405

At 31 December	7,789	6,896

Merger reserve and other reserves
At 1 January and 31 December	28,942	28,942

Other reserves
Available-for-sale fair value reserve
At 1 January	337	–
IFRSs transition adjustments at 1 January 2005[1]	–	464
Fair value changes taken to equity[2]	(121)	(184)
Tax on items taken directly to equity[2]	30	57

At 31 December	246	337

Share-based payment reserve
At 1 January	1,234	1,329
Exercise of HSBC share options	(381)	(328)
Charge to the income statement in respect of equity settled share-based payment transactions	58	12
Shares/options granted to employees of subsidiaries under employee share awards	293	219
Other movements	(2)	2

At 31 December	1,202	1,234

Other paid-in capital
At 1 January	650	411
Exercise of HSBC share options	286	239

At 31 December	936	650

Total other reserves at 31 December	2,384	2,221

Retained earnings
At 1 January	9,501	8,959
IFRSs transition adjustments at 1 January 2005[1]	–	(317)
Profit for the year attributable to shareholders	7,139	6,816
Dividends to shareholders of the parent company	(8,769)	(7,750)
Amounts arising on shares in lieu of dividends	2,528	1,811
Own shares adjustments	157	87
Tax on share based payments	9	–
Exchange differences and other movements[2]	23	(105)

At 31 December[3]	10,588	9,501

1	For an explanation of the IFRSs transition adjustment at 1 January 2005, see Note 46 on the Financial Statements in the Annual Report and Accounts 2005.
2	The total net expense taken directly to equity during the year was US$59 million (2005: US$232 million).
3	Retained earnings include 35,639,856 (US$544 million) of own shares held to fund employee share plans (2005: 49,217,589, US$701 million).

The accompanying notes on pages 301 to 434, the audited sections of the ‘Report of the Directors: The Management of Risk’ on pages 165 to 247, and the ‘Critical accounting policies’ on pages 111 to 115 form an integral part of these financial statements.

Back to Contents

H S B C H O L D I N G S P L C

Financial Statements (continued)

HSBC Holdings cash flow statement for the year ended 31 December 2006

		2006	2005
	Notes	US$m	US$m
Cash flows from operating activities
Profit before tax		6,974	6,541
Adjustments for:
– non-cash items included in profit before tax	40	58	13
– change in operating assets	40	(1,827)	3,563
– change in operating liabilities	40	1,056	(4,400)
– elimination of exchange differences[1]		(29)	(123)
– net gain from investing activities		(8)	–
– tax received		219	158

Net cash from operating activities		6,443	5,752

Cash flows from investing activities
Proceeds from the sale of financial investments		–	303
Net cash outflow from acquisition of and increase in stake of subsidiaries		(4,440)	(4,093)
Net cash inflow from disposal of subsidiaries		–	1,063

Net cash used in investing activities		(4,440)	(2,727)

Cash flows from financing activities
Issue of ordinary share capital		1,010	690
Issue of preference shares		–	1,405
Purchases of own shares to meet share awards and share option awards		(46)	(39)
On exercise of share options		127	67
Subordinated loan capital issued		2,806	1,647
Subordinated loan capital repaid		–	(350)
Dividends paid		(5,927)	(5,935)

Net cash used in financing activities		(2,030)	(2,515)

Net increase/(decrease) in cash and cash equivalents		(27)	510
Cash and cash equivalents at 1 January		756	246

Cash and cash equivalents at 31 December	40	729	756

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

The accompanying notes on pages 301 to 434, the audited sections of the ‘Report of the Directors: The Management of Risk’ on pages 165 to 247, and the ‘Critical accounting policies’ on pages 111 to 115 form an integral part of these financial statements.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements

Note 1

1	Basis of preparation

	(a)	Compliance with International Financial Reporting Standards

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as published by the International Accounting Standards Board (‘IASB’) if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2006, there were no unendorsed standards effective for the year ended 31 December 2006 affecting these consolidated and separate financial statements, and there was no difference in application to HSBC between IFRSs endorsed by the EU and IFRSs issued by the IASB.

IFRSs comprise accounting standards issued by the IASB and its predecessor body and interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) and its predecessor body.

The significant accounting policies applied in the preparation of these financial statements are set out below. They have been applied consistently, except for:

• IAS 32 ‘Financial Instruments: Presentation’ (‘IAS 32’), IAS 39 ‘Financial Instruments: Recognition and Measurement’ (‘IAS 39’) and IFRS 4 ‘Insurance Contracts’ (‘IFRS 4’) have been applied for the first time from 1 January 2005. Where disclosed, the 2004 comparative information has been prepared on the basis of HSBC’s previous accounting policies disclosed in Note 46g on the Financial Statements in the Annual Report and Accounts 2005;

• HSBC has adopted ‘Amendment to IAS 39: The Fair Value Option’, ‘Amendment to IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’, ‘Amendment to IAS 1 Presentation of Financial Statements: Capital Disclosures’ and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’ with effect from 1 January 2005;

• No comparative information for disclosures required by IFRS 7 ‘Financial Instruments: Disclosures’ has been presented for 2004 as permitted for entities applying the standard for annual periods beginning before 1 January 2006; and

• During 2006, HSBC changed how certain of its geographical operating segments are managed and their performance assessed. As a result, a new segment, Latin America and the Caribbean (‘Latin America’), was formed from the Group’s businesses previously reported under South America, and those in Mexico and Panama which had been previously reported as part of the North America geographical segment. All prior period comparative data have been restated to conform to the current year presentation.

On 1 January 2006, HSBC adopted ‘Amendments to IAS 39 and IFRS 4 – Financial Guarantee Contracts’, ‘Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation’, and ‘Amendment to IAS 39 – Cash Flow Hedge Accounting of Forecast Intragroup Transactions’. The application of these amendments had no significant effect on the consolidated or separate financial statements.

On 1 January 2006, HSBC adopted ‘IFRIC 7: Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies’, ‘IFRIC 8 Scope of IFRS 2’ and ‘IFRIC 9 Reassessment of Embedded Derivatives’ ahead of their effective dates. The application of these interpretations had no significant effect on the consolidated or separate financial statements.

	(b)	Differences between IFRSs and US GAAP, and Hong Kong Financial Reporting Standards

A discussion of the significant differences between IFRSs and US GAAP and a reconciliation to US GAAP of certain amounts is contained in Note 47. As stated in Note 46, there are no significant differences between IFRSs and Hong Kong Financial Reporting Standards. The Notes on the Financial Statements, taken together with the Report of the Directors, include the aggregate of all disclosures necessary to satisfy IFRSs, Hong Kong and US reporting requirements.

	(c)	Presentation of information

Disclosures under IFRS 4 and IFRS 7 relating to the nature and extent of risks have been included in the audited sections of the ‘Report of the Directors: The Management of Risk’ on pages 165 to 247.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 1

Capital disclosures under IAS 1 ‘Presentation of Financial Statements’ have been included in the audited sections of ‘Capital management and allocation’ on pages 243 to 247.

As a result of the Companies (Disclosure of Auditor Remuneration) Regulations 2005 coming into force, the presentation and the level of detail of the information disclosed in Note 8 has changed compared with the prior year. Comparative information has been provided on a consistent basis with the current year presentation as required by IAS 1 ‘Presentation of Financial Statements’.

In publishing the parent company financial statements here together with the Group financial statements, HSBC Holdings has taken advantage of the exemption in section 230 of the Companies Act 1985 not to present its individual income statement and related notes that form a part of these financial statements.

HSBC has taken advantage of the exemption under Regulation 7 of the Partnerships and Unlimited Companies (Accounts) Regulations 1993 from certain partnerships that are consolidated by HSBC presenting their own individual financial statements under IFRSs.

The functional currency of HSBC Holdings plc is US dollars, which is also the presentational currency of the consolidated financial statements of HSBC.

(d)	Comparative information

As required by US GAAP, these consolidated financial statements include two years of comparative information for the consolidated income statement, consolidated cash flow statement, consolidated statement of recognised income and expense, and related notes on the financial statements, with certain exceptions in respect of the 2004 comparative information, as explained in (a) Compliance with International Financial Reporting Standards above.

(e)	Use of estimates and assumptions

The preparation of financial information requires the use of estimates and assumptions about future conditions. Use of available information and application of judgement are inherent in the formation of estimates. Actual results in the future may differ from those reported. In this regard, management believes that the critical accounting policies where judgement is necessarily applied are those which relate to loan impairment, goodwill impairment and the valuation of financial instruments (see Critical Accounting Policies on pages 111 to 115).

Further information about key assumptions concerning the future, and other key sources of estimation uncertainty, are set out in the notes on these financial statements.

(f)	Consolidation

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

Newly acquired subsidiaries are consolidated from the date that HSBC gains control. The purchase method of accounting is used to account for the acquisition of subsidiaries by HSBC. The cost of an acquisition is measured at the fair value of the consideration given at the date of exchange, together with costs directly attributable to that acquisition. The acquired identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair value of HSBC’s share of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of HSBC’s share of the identifiable assets, liabilities and contingent liabilities of the business acquired, the difference is recognised immediately in the income statement.

Entities that are controlled by HSBC are consolidated until the date that control ceases.

In the context of Special Purpose Entities (‘SPEs’), the following circumstances may indicate a relationship in which, in substance, HSBC controls and, consequently, consolidates an SPE:

• the activities of the SPE are being conducted on behalf of HSBC according to its specific business needs so that HSBC obtains benefits from the SPE’s operation;

• HSBC has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or,

Back to Contents

by setting up an ‘autopilot’ mechanism, HSBC has delegated these decision-making powers;

• HSBC has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

• HSBC retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

All intra-HSBC transactions are eliminated on consolidation.

The consolidated financial statements of HSBC also include the attributable share of the results and reserves of joint ventures and associates. These are based on financial statements made up to 31 December, with the exception of the Bank of Communications Limited, Ping An Insurance (Group) Company of China, Limited, and Industrial Bank Company Limited which are included on the basis of financial statements made up for the twelve months to 30 September. These are equity accounted three months in arrears in order to meet the requirements of the Group’s reporting timetable. HSBC has taken into account changes in the period from 1 October to 31 December that would have materially affected its results.

(g)	Future accounting developments

IFRSs

At 31 December 2006, HSBC had adopted all IFRSs and Interpretations that had been issued by the IASB and IFRIC, and endorsed by the EU. There are currently no IFRSs or Interpretations that have been issued by the IASB and endorsed by the EU which become effective after 31 December 2006 that have not been adopted by HSBC.

Standards and Interpretations issued by the IASB but not endorsed by the EU

IFRS 8 ‘Operating Segments’ (‘IFRS 8’), which replaces IAS 14 ‘Segment Reporting’ (‘IAS 14’), was issued on 30 November 2006 and is effective for annual periods beginning on or after 1 January 2009. This standard specifies how an entity should report information about its operating segments, based on information about the components of the entity that management uses to make operating decisions. HSBC currently presents two sets of segments in accordance with IAS 14, one geographical and one based on customer groups, which reflect the way the businesses of the Group are managed. HSBC currently expects to adopt IFRS 8 with effect from 1 January 2009, and will accordingly present segmental information which reflects the operating segments used to make operating decisions at that time.

IFRIC 10 ‘Interim Financial Reporting and Impairment’ (‘IFRIC 10’) was issued on 20 July 2006 and is effective for annual periods beginning on or after 1 November 2006. IFRIC 10 states that any impairment losses recognised in an interim financial statement in respect of goodwill under IAS 36 ‘Impairment of Assets’, or certain financial assets under IAS 39 ‘Financial Instruments: Recognition & Measurement’ must not be reversed in subsequent interim or annual financial statements. HSBC will adopt IFRIC 10 from 1 January 2007, though it is not expected to have a significant effect.

IFRIC 11 ‘Group and Treasury Share Transactions’ (‘IFRIC 11’) was issued on 30 November 2006 and is effective for annual periods beginning on or after 1 March 2007. IFRIC 11 requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity-instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments required are obtained. The Interpretation also provides guidance on whether share-based payment arrangements in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent, should be accounted for as cash-settled or equity-settled in the entity’s financial statements. HSBC applies IFRS 2 ‘Share-based Payment’ in the same manner as set out in IFRIC 11, therefore there will be no impact for HSBC.

IFRIC 12 ‘Service Concession Arrangements’ (‘IFRIC 12’) was issued on 30 November 2006 and is effective for annual periods beginning on or after 1 January 2008. IFRIC 12 provides guidance on service concession arrangements by which a government or other public sector entity grants contracts for the supply of public services to private sector operators. IFRIC 12 addresses how service concession operators should apply existing IFRSs to account for the obligations they undertake and the rights they receive in service concession arrangements. IFRIC 12 is unlikely to have a material effect on HSBC.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 2

US GAAP

Future accounting developments in respect of US GAAP are set out on page 433.

2	Summary of significant accounting policies

	(a)	Interest income and expense

Interest income and expense for all financial instruments except for those classified as held for trading or designated at fair value (other than debt securities issued by HSBC and derivatives managed in conjunction with such debt securities issued) are recognised in ‘Interest income’ and ‘Interest expense’ in the income statement using the effective interest method. The effective interest method is a way of calculating the amortised cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, HSBC estimates cash flows considering all contractual terms of the financial instrument but not future credit losses. The calculation includes all amounts paid or received by HSBC that are an integral part of the effective interest rate of a financial instrument, including transaction costs and all other premiums or discounts.

Interest on impaired financial assets is calculated by applying the original effective interest rate of the financial asset to the carrying amount as reduced by any allowance for impairment.

	(b)	Non interest income

Fee income

HSBC earns fee income from a diverse range of services provided to its customers. Fee income is accounted for as follows:

		–	income earned on the execution of a significant act is recognised as revenue when the act is completed (for example, fees arising from negotiating, or participating in the negotiation of, a transaction for a third party, such as the arrangement for the acquisition of shares or other securities);

		–	income earned from the provision of services is recognised as revenue as the services are provided (for example, asset management, portfolio and other management advisory and service fees); and

		–	income which forms an integral part of the effective interest rate of a financial instrument is recognised as an adjustment to the effective interest rate (for example, certain loan commitment fees) and recorded in ‘Interest income’ (Note 2a).

Net trading income

Net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading, together with related interest income, expense and dividends.

Net income from financial instruments designated at fair value

‘Net income from financial instruments designated at fair value’ includes all gains and losses from changes in the fair value of financial assets and financial liabilities designated at fair value through profit or loss. Interest income and expense and dividend income arising on these financial instruments are also included, except for debt securities issued and derivatives managed in conjunction with debt securities issued. Interest on these instruments is presented in ‘Interest expense’.

Dividend income

Dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for equity securities.

Back to Contents

(c)	Segment reporting

HSBC is organised into five geographical regions, Europe, Hong Kong, Rest of Asia-Pacific, North America and Latin America, and manages its business through four customer groups: Personal Financial Services; Commercial Banking, Corporate, Investment Banking and Markets; and Private Banking. The main items reported in the ‘Other’ segment are the income and expenses of wholesale insurance operations, certain property activities, unallocated investment activities including hsbc.com, centrally held investment companies and HSBC’s holding company and financing operations. Segment income and expenses include transfers between geographical regions and transfers between customer groups. These transfers are conducted on arm’s length terms and conditions.

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

Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for assets held and offer prices for liabilities issued. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. These include comparison with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

For certain derivatives, fair values may be determined in whole or in part using valuation techniques based on assumptions that are not supported by prices from current market transactions or observable market data.

A number of factors such as bid-offer spread, credit profile and model uncertainty are taken into account, as appropriate, when fair values are calculated using valuation techniques.

If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive, at which time it is recorded as a financial asset, or it is extinguished.

(e)	Loans and advances to banks and customers

Loans and advances to banks and customers include loans and advances originated by HSBC which are not classified either as held for trading or designated at fair value. Loans and advances are recognised when cash is advanced to borrowers. They are derecognised when either borrowers repay their obligations, or the loans are sold or written off, or substantially all the risks and rewards of ownership are transferred. They are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest method, less impairment losses.

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

Individually assessed loans

At each balance sheet date, HSBC assesses on a case-by-case basis whether there is any objective evidence that a loan is impaired. This procedure is applied to all accounts that are considered individually significant. In determining impairment losses on these loans, the following factors are considered:

	–	HSBC’s aggregate exposure to the customer;

	–	the viability of the customer’s business model and their capability to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations;

	–	the amount and timing of expected receipts and recoveries;

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 2

–	the likely dividend available on liquidation or bankruptcy;

–	the extent of other creditors’ commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;

–	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

–	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

–	the likely deduction of any costs involved in recovery of amounts outstanding;

–	the ability of the borrower to obtain, and make payments in, the currency of the loan if not denominated in local currency; and

–	when available, the secondary market price of the debt.

Impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan’s current carrying amount. Any loss is charged in the income statement. The carrying amount of impaired loans on the balance sheet is reduced through the use of an allowance account.

Collectively assessed loans

Impairment is assessed on a collective basis in two circumstances:

–	to cover losses which have been incurred but have not yet been identified on loans subject to individual assessment; and

–	for homogeneous groups of loans that are not considered individually significant.

Incurred but not yet identified impairment

Individually assessed loans for which no evidence of loss has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss. This reflects impairment losses incurred at the balance sheet date which will only be individually identified in the future.

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

Homogeneous groups of loans

For homogeneous groups of loans that are not considered individually significant, two alternative methods are used to calculate allowances on a portfolio basis:

–	When appropriate empirical information is available, HSBC utilises roll rate methodology. This methodology employs statistical analyses of historical trends of delinquency and default to estimate the likelihood that loans will progress through the various stages of delinquency and ultimately prove irrecoverable. The estimated loss is the difference between the present value of expected future cash flows, discounted at the original effective interest rate of the portfolio, and the carrying amount of the portfolio. Current economic conditions are also evaluated when calculating the appropriate level of allowance required to cover inherent loss. In certain highly developed markets, sophisticated models also take into account behavioural and account management trends as revealed in, for example, bankruptcy and rescheduling statistics.

Back to Contents

	–	In other cases, when the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll rate methodology, HSBC adopts a formulaic approach which allocates progressively higher percentage loss rates the longer a customer’s loan is overdue. Loss rates are calculated from the discounted expected future cash flows from a portfolio.

In normal circumstances, historical experience provides the most objective and relevant information from which to assess inherent loss within each portfolio. In certain circumstances, historical loss experience provides less relevant information about the inherent loss in a given portfolio at the balance sheet date, for example, where there have been changes in economic, regulatory or behavioural conditions, such that the most recent trends in the portfolio risk factors are not fully reflected in the statistical models. In these circumstances, such risk factors are taken into account when calculating the appropriate level of impairment allowances by adjusting the impairment allowances derived solely from historical loss experience.

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

Assets acquired in exchange for loans

Non-financial assets acquired in exchange for loans as part of an orderly realisation are recorded as assets held for sale and reported in ‘Other assets’. The asset acquired is recorded at the lower of its fair value (less costs to sell) and the carrying amount of the loan (net of impairment allowance) at the date of exchange. No depreciation is charged in respect of assets held for sale. Any subsequent write-down of the acquired asset to fair value less costs to sell is recognised in the income statement, in ‘Other operating income’. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write down, is also recognised in ‘Other operating income’, together with any realised gains or losses on disposal.

Renegotiated loans

The impairment of personal loans is generally subject to collective assessment. Personal loans whose terms have been renegotiated are no longer considered past due but are treated as new loans only after the minimum required number of payments required under the new arrangements has been received.

Loans subject to individual impairment assessment, whose terms have been renegotiated, are subject to ongoing review to determine whether they remain impaired or should be considered past due.

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

Note 2

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

Long-term debt issues – The interest payable on certain fixed rate long-term debt securities issued has been matched with the interest on ‘receive fixed/pay variable’ interest rate swaps as part of a documented interest rate risk management strategy. An accounting mismatch would arise if the debt securities issued were accounted for at amortised cost, because the related derivatives are measured at fair value with changes in the fair value recognised in the income statement. By designating the long-term debt at fair value, the movement in the fair value of the long-term debt will also be recognised in the income statement.

Financial assets and financial liabilities under investment contracts – Liabilities to customers under linked contracts are determined based on the fair value of the assets held in the linked funds, with changes recognised in the income statement. Liabilities to customers under other types of investment contracts would be measured at amortised cost. If no designation was made for the assets relating to the customer liabilities they would be classified as available-for-sale and the changes in fair value would be recorded directly in equity. These financial instruments are managed on a fair value basis and management information is also prepared on this basis.

Designation at fair value of the financial assets and liabilities under investment contracts allows the changes in fair values to be recorded in the income statement and presented in the same line.

	–	applies to groups of financial assets, financial liabilities or combinations thereof that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and where information about the groups of financial instruments is reported to management on that basis. Under this criterion, certain financial assets held to meet liabilities under insurance contracts are the main class of financial instrument so designated. HSBC has documented risk management and investment strategies designed to manage such assets at fair value, taking into consideration the relationship of assets to liabilities in a way that mitigates market risks. Reports are provided to management on the fair value of the assets. Fair value measurement is also consistent with the regulatory reporting requirements under the appropriate regulations for these insurance operations.

	–	relates to financial instruments containing one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments, including certain debt issues and debt securities held.

The fair value designation, once made, is irrevocable. Designated financial assets and financial liabilities are recognised when HSBC enters into the contractual provisions of the arrangements with counterparties, which is generally on trade date, and are normally derecognised when sold (assets) or extinguished (liabilities). Measurement is initially at fair value, with transaction costs taken directly to the income statement. Subsequently, the fair values are remeasured, and gains and losses from changes therein are recognised in ‘Net income from financial instruments designated at fair value’. The amount of change during the period, and cumulatively, in the fair value of designated financial liabilities and loans and advances that is attributable to changes in their credit risk is determined as the amount of change in the fair value that is not attributable to changes in market conditions that give rise to market risk.

(i)	Financial investments

Treasury bills, debt securities and equity shares intended to be held on a continuing basis, other than those designated at fair value (Note 2h), are classified as ‘available-for-sale’ or ‘held-to-maturity’. Financial investments are recognised on trade date, when HSBC enters into contractual arrangements with counterparties to purchase securities, and are normally derecognised when either the securities are sold or the borrowers repay their obligations.

	(i)	Available-for-sale securities are initially measured at fair value plus direct and incremental transaction costs. They are subsequently remeasured at fair value, and changes therein are recognised in equity in the

Back to Contents

‘Available-for-sale reserve’ (Note 39) until the securities are either sold or impaired. When available-for- sale securities are sold, cumulative gains or losses previously recognised in equity are recognised in the income statement as ‘Gains less losses from financial investments’.

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

At each balance sheet date an assessment is made of whether there is any objective evidence of impairment in the value of a financial asset or group of assets. This usually arises when circumstances are such that an adverse effect on future cash flows from the asset or group of assets can be reliably estimated. If an available-for-sale security is impaired, the cumulative loss (measured as the difference between the asset’s acquisition cost (net of any principal repayments and amortisation) and its current fair value, less any impairment loss on that asset previously recognised in the income statement) is removed from equity and recognised in the income statement. Reversals of impairment losses are subject to contrasting treatments depending on the nature of the instrument concerned:

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

Securities borrowed are not recognised on the balance sheet. If they are sold on to third parties, an obligation to return the securities is recorded as a trading liability and measured at fair value, and any gains or losses are included in ‘Net trading income’.

(k)	Derivatives and hedge accounting

Derivatives are recognised initially, and are subsequently remeasured, at fair value. Fair values of exchange- traded derivatives are obtained from quoted market prices. Fair values of over-the-counter derivatives are obtained using valuation techniques, including discounted cash flow models and option pricing models.

In the normal course of business, the fair value of a derivative on initial recognition is the transaction price (that is, the fair value of the consideration given or received). In certain circumstances, however, the fair value will be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets, such as interest rate yield curves, option volatilities and currency rates. When such evidence exists, HSBC recognises a trading gain or loss on inception of the derivative. When unobservable market data have a significant impact on the valuation of derivatives, the entire initial difference in fair value indicated by the valuation model from the

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 2

transaction price is not recognised immediately in the income statement but is recognised over the life of the transaction on an appropriate basis, or when the inputs become observable, or the transaction matures or is closed out.

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

Hedge accounting

At the inception of a hedging relationship, HSBC documents the relationship between the hedging instruments and the hedged items, its risk management objective and its strategy for undertaking the hedge. HSBC also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the hedging instruments, primarily derivatives, that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. Interest on designated qualifying hedges is included in ‘Net interest income’.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the income statement, along with changes in the fair value of the hedged assets, liabilities or group thereof that are attributable to the hedged risk.

If a hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of the hedged item is amortised to the income statement based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognised, in which case, it is released to the income statement immediately.

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

Back to Contents

Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. A gain or loss on the effective portion of the hedging instrument is recognised in equity; a gain or loss on the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement on the disposal of the foreign operation.

Hedge effectiveness testing

To qualify for hedge accounting, HSBC requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective effectiveness), and demonstrate actual effectiveness (retrospective effectiveness) on an ongoing basis.

The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed. The method an HSBC entity adopts for assessing hedge effectiveness will depend on its risk management strategy.

For prospective effectiveness, the hedging instrument must be expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated. For actual effectiveness to be achieved, the changes in fair value or cash flows must offset each other in the range of 80 per cent to 125 per cent.

Hedge ineffectiveness is recognised in the income statement in ‘Net trading income’.

Derivatives that do not qualify for hedge accounting

All gains and losses from changes in the fair values of derivatives that do not qualify for hedge accounting are recognised immediately in the income statement. These gains and losses are reported in ‘Net trading income’, except where derivatives are managed in conjunction with financial instruments designated at fair value (other than derivatives managed in conjunction with debt securities issued by the Group), in which case gains and losses are reported in ‘Net income from financial instruments designated at fair value’. The interest on derivatives managed in conjunction with debt securities issued by the Group which are designated at fair value is recognised in ‘Interest expense’. All other gains and losses on these derivatives are reported in ‘Net income from financial instruments designated at fair value’.

(l)	Derecognition of financial assets and liabilities

Financial assets are derecognised when the right to receive cash flows from the assets has expired; or when HSBC has transferred its contractual right to receive the cash flows of the financial assets, and either

	–	substantially all the risks and rewards of ownership have been transferred; or

	–	substantially all the risks and rewards have neither been retained nor transferred but control is not retained.

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

(n)	Subsidiaries, associates and joint ventures

HSBC Holdings’ investments in subsidiaries are stated at cost less any impairment losses. Reversals of impairment losses are recognised in the income statement if there has been a change in the estimates used to determine the recoverable amount of the investment.

Investments in associates and interests in joint ventures are recognised using the equity method, initially stated at cost, including attributable goodwill, and are adjusted thereafter for the post-acquisition change in HSBC’s share of net assets.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 2

Profits on transactions between HSBC and its associates and joint ventures are eliminated to the extent of HSBC’s interest in the respective associates or joint ventures. Losses are also eliminated to the extent of HSBC’s interest in the associates or joint ventures unless the transaction provides evidence of an impairment of the asset transferred.

(o)	Goodwill and intangible assets

	(i)	Goodwill arises on business combinations, including the acquisition of subsidiaries, and interests in joint ventures and associates, when the cost of acquisition exceeds the fair value of HSBC’s share of the identifiable assets, liabilities and contingent liabilities acquired. By contrast, if HSBC’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of an acquired business is greater than the cost of acquisition, the excess is recognised immediately in the income statement.

Intangible assets are recognised separately from goodwill when they are separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

Goodwill is allocated to cash-generating units for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. Impairment testing is performed at least annually by comparing the present value of the expected future cash flows from a business with the carrying amount of its net assets, including attributable goodwill. Goodwill is stated at cost less accumulated impairment losses which are charged to the income statement.

Goodwill on acquisitions of interests in joint ventures and associates is included in ‘Interests in associates and joint ventures’.

At the date of disposal of a business, attributable goodwill is included in HSBC’s share of net assets in the calculation of the gain or loss on disposal.

	(ii)	Intangible assets include the value of in-force long-term insurance business, computer software, trade names, mortgage servicing rights, customer lists, core deposit relationships, credit card customer relationships and merchant or other loan relationships. Intangible assets are subject to impairment review if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable.

		–	Intangible assets that have an indefinite useful life, or are not yet ready for use, are tested for impairment annually. This impairment test may be performed at any time during the year, provided it is performed at the same time every year. An intangible asset recognised during the current period is tested before the end of the current year.

		–	Intangible assets that have a finite useful life, except for the value of in-force long-term insurance business, are stated at cost less amortisation and accumulated impairment losses and are amortised over their estimated useful lives. Estimated useful life is the lower of legal duration and expected useful life.The amortisation of mortgage servicing rights is included within ‘Net fee income’.

For the accounting policy governing the value of in-force long-term insurance business see Note 2(x).

	(iii)	Intangible assets are amortised over their finite useful lives, generally on a straight line basis, as follows:

Trade names	10 years
Mortgage servicing rights	between 5 and 30 years
Purchased software	between 3 and 5 years
Internally generated software	between 3 and 5 years
Customer/merchant relationships	between 3 and 10 years
Other	generally 10 years

(p)	Property, plant and equipment

Land and buildings are stated at historical cost, or fair value at the date of transition to IFRSs (‘deemed cost’), less any impairment losses and depreciation calculated to write off the assets over their estimated useful lives as follows:

	–	freehold land is not depreciated;

	–	freehold buildings are depreciated at the greater of two per cent per annum on a straight-line basis or over their remaining useful lives; and

Back to Contents

	–	leasehold buildings are depreciated over the unexpired terms of the leases, or over their remaining useful lives.

Equipment, fixtures and fittings (including equipment on operating leases where HSBC is the lessor) are stated at cost less any impairment losses and depreciation calculated on a straight-line basis to write off the assets over their useful lives, which run to a maximum of 35 years but are generally between five years and 20 years. Property, plant and equipment is subject to an impairment review if there are events or changes in circumstances which indicate that the carrying amount may not be recoverable.

HSBC holds certain properties as investments to earn rentals or for capital appreciation, or both. Investment properties are included in the balance sheet at fair value with changes therein recognised in the income statement in the period of change. Fair values are determined by independent professional valuers who apply recognised valuation techniques.

(q)	Finance and operating leases

Agreements which transfer to counterparties substantially all the risks and rewards incidental to the ownership of assets, but not necessarily legal title, are classified as finance leases. When HSBC is a lessor under finance leases the amounts due under the leases, after deduction of unearned charges, are included in ‘Loans and advances to banks’ or ‘Loans and advances to customers’ as appropriate. Finance income receivable is recognised in ‘Net interest income’ over the periods of the leases so as to give a constant rate of return on the net investment in the leases.

When HSBC is a lessee under finance leases, the leased assets are capitalised and included in ‘Property, plant and equipment’ and the corresponding liability to the lessor is included in ‘Other liabilities’. A finance lease and its corresponding liability are recognised initially at the fair value of the asset or, if lower, the present value of the minimum lease payments. Finance charges payable are recognised in ‘Net interest income’ over the period of the lease based on the interest rate implicit in the lease so as to give a constant rate of interest on the remaining balance of the liability.

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

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted by the balance sheet date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when HSBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using the tax rates expected to apply in the periods in which the assets will be realised or the liabilities settled, based on tax rates and laws enacted, or substantively enacted, by the balance sheet date. Deferred tax assets and liabilities are offset when they arise in the same tax reporting group and relate to income taxes levied by the same taxation authority, and when a legal right to offset exists in the entity.

Deferred tax relating to actuarial gains and losses on post-employment benefits is recognised directly in equity. From 1 January 2005, deferred tax relating to fair value remeasurement of available-for-sale investments and

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 2

cash flow hedging instruments which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement when the deferred fair value gain or loss is recognised in the income statement.

(s)	Pension and other post-employment benefits

HSBC operates a number of pension and other post-employment benefit plans throughout the world. These plans include both defined benefit and defined contribution plans and various other post-employment benefits such as post-employment health-care.

Payments to defined contribution plans and state-managed retirement benefit plans, where HSBC’s obligations under the plans are equivalent to a defined contribution plan, are charged as an expense as they fall due.

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

The costs of providing other defined post-employment benefits, such as post-employment health-care, are accounted for on the same basis as defined benefit pension plans.

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

The expense of share options is recognised over the vesting period, and is determined by reference to the fair value of the options on grant date, and the effect of any non-market vesting conditions such as option lapses. An option may lapse if, for example, an employee ceases to be employed by HSBC before the end of the vesting period. Estimates of future such employee departures are taken into account when accruing the cost during the service period.

The expense relating to shares awarded as bonuses in respect of past service, by which an employee is required to complete a specified period of future service to be entitled to the award, is spread over the period of service rendered to the vesting date.

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

Transactions in foreign currencies are recorded in the functional currency at the rate of exchange prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into

Back to Contents

the functional currency at the rate of exchange ruling at the balance sheet date. Any resulting exchange differences are included in the income statement. Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are translated into the functional currency using the rate of exchange at the date of the initial transaction. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated into the functional currency using the rate of exchange at the date the fair value was determined. Any exchange component of a gain or loss on a non-monetary item is recognised directly in equity if the gain or loss on the non-monetary item is recognised directly in equity. Any exchange component of a gain or loss on a non- monetary item is recognised directly in the income statement if the gain or loss on the non-monetary item is recognised in the income statement.

In the consolidated financial statements, the assets, including related goodwill where applicable, and liabilities of branches, subsidiaries, joint ventures and associates whose functional currency is not US dollars, are translated into the Group’s presentation currency at the rate of exchange ruling at the balance sheet date. The results of branches, subsidiaries, joint ventures and associates whose functional currency is not US dollars are translated into US dollars at the average rates of exchange for the reporting period. Exchange differences arising from the retranslation of opening foreign currency net investments, and exchange differences arising from retranslation of the result for the reporting period from the average rate to the exchange rate prevailing at the period end, are recognised in equity in the ‘foreign exchange reserve’. Exchange differences on a monetary item that is part of a net investment in a foreign operation are recognised in the income statement of the separate financial statements. In consolidated financial statements these exchange differences are recognised in the foreign exchange reserve in shareholders’ equity. On disposal of a foreign operation, exchange differences relating thereto and previously recognised in reserves are recognised in the income statement.

(v)	Provisions

Provisions are recognised when it is probable that an outflow of economic benefits will be required to settle a current legal or constructive obligation as a result of past events, and a reliable estimate can be made of the amount of the obligation.

Contingent liabilities, which include certain guarantees and letters of credit pledged as collateral security, are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of HSBC. Contingent liabilities are not recognised in the financial statements but are disclosed unless they are remote.

(w)	Financial guarantee contracts

Liabilities under financial guarantees contracts which are not classified as insurance contracts, are recorded initially at their fair value, which is generally the fee received or receivable. Subsequently, the financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortisation, and the best estimate of the expenditure required to settle the obligations.

HSBC Holdings has issued financial guarantees to other Group entities. Where these guarantees have been classified as insurance contracts, they are measured consistently with insurance liabilities.

(x)	Insurance contracts

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

Insurance contracts are accounted for as follows:

Premiums

Gross insurance premiums for non-life insurance business are reported as income over the term of the insurance contracts based on the proportion of risks borne during the accounting period. The unearned premium (the proportion of the business underwritten in the accounting year relating to the period of risk after the balance sheet date) is calculated on a daily or monthly pro rata basis.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 2 and 3

Premiums for life insurance contracts are accounted for when receivable, except in unit-linked insurance contracts where premiums are accounted for when liabilities are established.

Reinsurance premiums are accounted for in the same accounting period as the premiums for the direct insurance contracts to which they relate.

Claims and reinsurance recoveries

Gross insurance claims for non-life insurance contracts include paid claims and movements in outstanding claims liabilities.

Gross insurance claims for life insurance contracts reflect the total cost of claims arising during the year, including claim handling costs and any policyholder bonuses allocated in anticipation of a bonus declaration. Claims arising during the year include maturities, surrenders and death claims.

Maturity claims are recognised when due for payment. Surrenders are recognised when paid or at an earlier date on which, following notification, the policy ceases to be included within the calculation of the related insurance liabilities. Death claims are recognised when notified.

Reinsurance recoveries are accounted for in the same period as the related claim.

Liabilities under insurance contracts

Outstanding claims liabilities for non-life insurance contracts are based on the estimated ultimate cost of all claims incurred but not settled at the balance sheet date, whether reported or not, together with related claim- handling costs and a reduction for the expected value of salvage and other recoveries. Liabilities for claims incurred but not reported are made on an estimated basis, using appropriate statistical techniques.

Liabilities under non-linked life insurance contracts are calculated by each life insurance operation based on local actuarial principles.

Liabilities under unit-linked life insurance contracts are at least equivalent to the surrender or transfer value which is calculated by reference to the value of the relevant underlying funds or indices.

Present value of in-force long-term insurance business

The value placed on insurance contracts that are classified as long-term insurance business and are in force at the balance sheet date is recognised as an asset.

The present value of in-force long-term insurance business is determined by discounting future cash flows expected to emerge from business currently in force using appropriate assumptions in assessing factors such as future mortality, lapse rates and levels of expenses and a risk discount rate that reflects the risk premium attributable to the respective long-term insurance business. Movements in the present value of in-force long-term insurance business are included in ‘Other operating income’ on a gross of tax basis.

(y)	Investment contracts

Customer liabilities under non-linked and unit-linked investment contracts and the linked financial assets are designated at fair value, and the movements in fair value are recognised in the income statement in ‘Net income from financial investments designated at fair value’. Premiums receivable and amounts withdrawn are accounted for as increases or decreases in the liability recorded in respect of investment contracts.

Liabilities under unit-linked investment contracts are at least equivalent to the surrender or transfer value which is calculated by reference to the value of the relevant underlying funds or indices.

Investment management fees receivable are recognised in the income statement over the period of the provision of the investment management services, in ‘Net fee income’.

The incremental costs directly related to the acquisition of new investment contracts or renewing existing investment contracts are deferred and amortised over the period during which the investment management services are provided.

Back to Contents

	(z)	Debt securities issued and deposits by customers and banks

Financial liabilities are recognised when HSBC enters into the contractual provisions of the arrangements with counterparties, which is generally on trade date, and initially measured at fair value, which is normally the consideration received net of directly attributable transaction costs incurred. Subsequent measurement of financial liabilities, other than those measured at fair value through profit or loss and financial guarantees, is at amortised cost, using the effective interest rate method to amortise the difference between proceeds net of directly attributable transaction costs and the redemption amount over the expected life of the debt.

	(aa)	Share capital

Shares are classified as equity when there is no contractual obligation to transfer cash or other financial assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax.

HSBC Holdings plc shares held by HSBC are recognised in ‘Total shareholders’ equity’ as a deduction from retained earnings until they are cancelled. When such shares are subsequently sold, reissued or otherwise disposed of, any consideration received is included in ‘Total shareholders’ equity’, net of any directly attributable incremental transaction costs and related income tax effects.

	(ab)	Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months’ maturity from the date of acquisition, and include cash and balances at central banks, treasury bills and other eligible bills, loans and advances to banks, items in the course of collection from or in transmission to other banks, and certificates of deposit.

3	Net income from financial instruments designated at fair value

Net income from financial instruments designated at fair value includes:

	•	all gains and losses from changes in the fair value of financial assets and liabilities designated at fair value, including liabilities under investment contracts;

	•	all gains and losses from changes in the fair value of derivatives that are managed in conjunction with financial assets and liabilities designated at fair value; and

	•	interest income, interest expense and dividend income in respect of:

		–	financial assets and liabilities designated at fair value; and

		–	derivatives managed in conjunction with the above,

except for interest expense arising on HSBC’s issued debt securities, together with the interest element of derivatives managed in conjunction with them, which are recognised in ‘Interest expense’.

	2006	2005
	US$m	US$m
Net income/(expense) arising on:
– financial assets held to meet liabilities under insurance and investment contracts	1,552	1,760
– other financial assets designated at fair value	217	90
– derivatives managed in conjunction with financial assets designated at fair value	57	17

	1,826	1,867

– liabilities to customers under investment contracts	(1,008)	(1,126)
– HSBC’s issued debt securities[1]	(277)	1,795
– derivatives managed in conjunction with HSBC’s issued debt securities	242	(1,392)
– other financial liabilities designated at fair value	(125)	(112)
– derivatives managed in conjunction with other financial liabilities designated at fair value	(1)	2

	(1,169)	(833)

Net income from financial instruments designated at fair value	657	1,034

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 4, 5 and 6

	1	Gains and losses from changes in the fair value of HSBC’s issued debt securities may arise from changes in HSBC’s own credit risk. In 2006, HSBC recognised a US$388 million loss on changes in the fair value of these instruments arising from changes in HSBC’s own credit risk (2005: loss US$70 million).

4	Net earned insurance premiums

				Investment
				contracts with
		Life	Life	discretionary
	Non-life	insurance	insurance	participation
	insurance	(non-linked)	(linked)	features	Total
	US$m	US$m	US$m	US$m	US$m
2006
Gross written premiums	1,824	3,640	848	8	6,320
Movement in unearned premiums	122	14	(1)	–	135

Gross earned premiums	1,946	3,654	847	8	6,455

Gross written premiums ceded to reinsurers	(451)	(274)	(14)	–	(739)
Reinsurers’ share of movement in unearned premiums	(48)	–	–	–	(48)

Reinsurers’ share of gross earned premiums	(499)	(274)	(14)	–	(787)

Net earned insurance premiums	1,447	3,380	833	8	5,668

2005
Gross written premiums	2,364	3,441	768	12	6,585
Movement in unearned premiums	(225)	2	(210)	–	(433)

Gross earned premiums	2,139	3,443	558	12	6,152

Gross written premiums ceded to reinsurers	(479)	(277)	(20)	–	(776)
Reinsurers’ share of movement in unearned premiums	60	–	–	–	60

Reinsurers’ share of gross earned premiums	(419)	(277)	(20)	–	(716)

Net earned insurance premiums	1,720	3,166	538	12	5,436

5	Net insurance claims incurred and movement in policyholders’ liabilities

				Investment
				contracts with
		Life	Life	discretionary
	Non-life	insurance	insurance	participation
	insurance	(non-linked)	(linked)	features	Total
	US$m	US$m	US$m	US$m	US$m
2006
Claims, benefits and surrenders paid	889	814	495	–	2,198
Movement in liabilities	10	2,207	651	6	2,874
Gross claims incurred and movement in liabilities	899	3,021	1,146	6	5,072

Reinsurers’ share of claims, benefits and surrenders paid	(228)	(154)	(9)	–	(391)
Reinsurers’ share of movement in liabilities	57	(54)	20	–	23
Reinsurers’ share of claims incurred and movement in liabilities	(171)	(208)	11	–	(368)

Net insurance claims incurred and movement in policyholders’ liabilities	728	2,813	1,157	6	4,704

Back to Contents

				Investment
				contracts with
			Life	discretionary
	Non-life	Life insurance	insurance	participation
	insurance	(non-linked)	(linked)	features	Total
	US$m	US$m	US$m	US$m	US$m
2005
Claims, benefits and surrenders paid	966	621	357	–	1,944
Movement in liabilities	72	1,683	445	9	2,209
Gross claims incurred and movement in liabilities	1,038	2,304	802	9	4,153

Reinsurers’ share of claims, benefits and surrenders paid	(146)	(111)	(11)	–	(268)
Reinsurers’ share of movement in liabilities	2	191	(11)	–	182
Reinsurers’ share of claims incurred and movement in liabilities	(144)	80	(22)	–	(86)

Net insurance claims incurred and movement in policyholders’ liabilities	894	2,384	780	9	4,067

6	Net operating income

	Net operating income is stated after the following items of income, expense, gains and losses:
		2006	2005
		US$m	US$m
	Income
	Interest recognised on impaired financial assets	284	120
	Fees earned on financial assets or liabilities not held for trading nor designated at fair value, other than fees included in effective interest rate calculations on these types of assets and liabilities	11,182	9,077
	Fees earned on trust and other fiduciary activities where HSBC holds or invests assets on behalf of its customers	2,909	2,912
	Income from listed investments[1]	7,304	6,819
	Income from unlisted investments[2]	9,192	5,001

	Expense
	Interest on financial instruments, excluding interest on financial liabilities held for trading or designated at fair value	(38,158)	(26,627)
	Fees payable on financial assets or liabilities not held for trading nor designated at fair value, other than fees included in effective interest rate calculations on these types of assets and liabilities	(1,826)	(1,357)
	Fees payable relating to trust and other fiduciary activities where HSBC holds or invests assets on behalf of its customers	(103)	(238)

	Gains/(losses)
	Gain /(loss) on disposal or settlement of loans and advances	24	(12)
	Net impairment loss on loans and advances	(10,547)	(7,860)
	Net (charge)/reversal of impairment allowances in respect of available-for-sale financial investments	(21)	42
	Gains on disposal of property, plant and equipment and non-financial investments	781	703

1	Income from listed investments at 31 December 2004 was US$5,166 million.
2	Income from unlisted investments at 31 December 2004 was US$3,521 million.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 7

7	Employee compensation and benefits

	2006	2005	2004
	US$m	US$m	US$m

Wages and salaries	16,186	14,008	12,374
Social security costs	1,194	1,072	973
Post-employment benefits	1,120	1,065	1,176

	18,500	16,145	14,523

The average number of persons employed by HSBC during the year was as follows:
	2006	2005	2004
		(restated1)	(restated1)
Europe	84,170	82,638	80,930
Hong Kong	27,328	25,699	25,070
Rest of Asia-Pacific	68,182	50,605	37,211
North America	57,654	51,518	49,832
Latin America	58,863	54,825	51,684

Total	296,197	265,285	244,727

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13.

Post-employment benefit plans

HSBC pension plans

HSBC operates some 166 pension plans throughout the world, covering 76 per cent of HSBC’s employees, with a total pension cost of US$1,058 million (2005: US$1,007 million; 2004: US$1,111 million), of which US$668 million (2005: US$546 million; 2004: US$485 million) relates to plans outside the UK.

Progressively, HSBC has been moving to defined contribution plans for all new employees. The pension cost for defined contribution plans, which cover 35 per cent of HSBC’s employees, was US$456 million (2005: US$389 million; 2004: US$351 million).

Both HSBC’s and, where relevant and appropriate, the trustees’ long-term investment objectives for defined benefit plans are:

• to limit the risk of the assets failing to meet the liability of the plans over the long-term; and

• to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of the defined benefit plans.

Both HSBC and, where relevant and appropriate, the trustees, consider that the investment policy should be consistent with meeting their mutual overall long-term investment objectives. In pursuit of these long-term objectives, an overall benchmark is established for the allocation of the defined benefit plan assets between asset classes. In addition, each permitted asset class has its own benchmarks, such as stock market or property valuation indices and desired levels of out-performance where relevant. This is intended to be reviewed at least triennially within 18 months of the date at which the actuarial valuation is made, or more frequently if circumstances or local legislation so require. The process generally involves an extensive asset and liability review.

The Group’s defined benefit plans, which cover 41 per cent of HSBC’s employees, are predominantly funded plans with assets which, in the case of most of the larger plans, are held in trust or similar funds separate from HSBC. The plans are reviewed at least annually or in accordance with local practice and regulations by qualified actuaries. The actuarial assumptions used to calculate the defined benefit obligations and related current service costs vary according to the economic conditions of the countries in which they are situated.

The largest plan exists in the UK, where the HSBC Bank (UK) Pension Scheme covers employees of HSBC Bank plc and certain other employees of HSBC. This plan comprises a funded defined benefit plan (‘the principal plan’) which is closed, and a defined contribution plan which was established on 1 July 1996 for new employees. In 2006, HSBC and the Trustee of the principal plan agreed to change the investment strategy in order to reduce the investment risk. This involved switching from a largely equity-based strategy to a strategy largely based on holding bonds together with a more diverse range of investments. At the same time the principal plan entered into swap arrangements

Back to Contents

whereby the principal plan is committed to making LIBOR related interest payments in exchange for cash flows paid into the plan, based on a projection of the future benefit payments from the principal plan. The asset allocation for the new strategy is:
%
Equities	12.5
Bonds	50.0
Alternative assets[1]	12.5
Property	10.0
Cash	15.0

100.0

1	Alternative assets include emerging market bonds, loans, and infrastructure assets.

At 31 December 2006, significant progress had been made towards the new strategy and swap arrangements were in place.

The latest actuarial investigation of the principal plan was made at 31 December 2005, by C G Singer, Fellow of the Institute of Actuaries, of Watson Wyatt Limited. At that date, the market value of the HSBC Bank (UK) Pension Scheme’s assets was US$18,072 million (including assets relating to the defined benefit plan, the defined contribution plan, and additional voluntary contributions). The market value of the plan assets represented 89 per cent of the amount expected to be required, on the basis of the assumptions adopted, to provide the benefits accrued to members after allowing for expected future increases in earnings, and the resulting deficit amounted to US$2,065 million. The method adopted for this investigation was the projected unit method. The expected cash flows from the plan were projected by reference to the Retail Price Index (‘RPI’) swap break-even curve at 31 December 2005. Salary increases were assumed to be 1 per cent per annum above RPI and inflationary pension increases, subject to a minimum of 0 per cent and a maximum of 5 per cent, were assumed to be in line with RPI. The projected cash flows were discounted at the LIBOR swap curve at 31 December 2005 plus a margin for the expected return on the investment strategy of 110 basis points per annum. The mortality experience of the plan’s pensioners over the three year period since the previous valuation was analysed and the mortality assumption set on the basis of this with allowances for medium cohort improvements on the PA92 series of tables from the valuation date.

In anticipation of the results of the 2005 investigation, on 22 December 2005 HSBC Bank plc made an additional contribution of US$1,746 million to the principal plan in order to reduce the deficit of the plan. Following receipt of the valuation results, HSBC agreed with the Trustee to meet a schedule of additional future funding payments, as set out below:

US$m

2007	589
2012	913
2013	913
2014	913

HSBC considers that the contributions set out above are sufficient to meet the deficit as at 31 December 2005 over the agreed period.

HSBC also decided to make ongoing contributions to the principal plan in respect of the accrual of benefits of defined benefit section members at the rate of 36 per cent of pensionable salaries from 1 January 2007, until the completion of the next actuarial valuation, due at 31 December 2008. During 2006 HSBC paid contributions at the rate of 20 per cent of pensionable salaries. A further 2 per cent of pensionable salaries is being paid over the period 1 January 2007 to 31 December 2014 to make good the difference in contributions during 2006.

As part of the 31 December 2005 valuation, calculations were also carried out as to the amount of assets that might be needed to meet the liabilities if the plan was discontinued and the members’ benefits bought out with an insurance company (although in practice this may not be possible for a plan of this size) or the Trustee continued to run the plan without the support of HSBC. The amount required under this approach is estimated to be US$26,700 million as at 31 December 2005. In estimating the solvency position for this purpose, a more prudent assumption about future mortality was made than for the assessment of the ongoing position and it was assumed that the Trustee would alter the investment strategy to be an appropriately matched portfolio of cash and interest and inflation swaps. An explicit allowance for expenses was also included.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 7

The benefits payable from the defined benefit plan are expected to be as shown in the chart below:

Benefit payments (US$m)

In Hong Kong, the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme covers employees of The Hongkong and Shanghai Banking Corporation and certain other employees of HSBC. The plan comprises a funded defined benefit plan (which provides a lump sum on retirement but which is now closed to new members) and a defined contribution plan. The latter was established on 1 January 1999 for new employees. The latest valuation of the defined benefit plan was made at 31 December 2004 and was performed by E Chiu, Fellow of the Society of Actuaries of the United States of America, of HSBC Life (International) Limited, a subsidiary of HSBC Holdings. At that date, the market value of the defined benefit plan’s assets was US$942 million. On an ongoing basis, the actuarial value of the plan’s assets represented 115 per cent of the benefits accrued to members, after allowing for expected future increases in salaries, and the resulting surplus amounted to US$121 million. On a wind-up basis, the actuarial value of the plan’s assets represented 128 per cent of the members’ vested benefits, based on current salaries, and the resulting surplus amounted to US$206 million. The actuarial method used was the projected unit credit method and the main assumptions used in this valuation were a discount rate of 4 per cent per annum and long-term salary increases of 3 per cent per annum (with short-term deviation from 2005 to 2008).

The HSBC North America (U.S.) Retirement Income Plan was formed with effect from the close of business on 31 December 2004 by the merger of the HSBC Bank USA Pension Plan and the Household International Retirement Income Plan. This plan covers employees of HSBC Bank USA, HSBC Finance, and certain other employees of HSBC. It comprises a final average pay plan (now closed to new participants) and a cash balance plan. All new employees participate in the cash balance plan. The first full actuarial valuation of the merged plan was made at 1 January 2005 by Pedro Nebres, Fellow of the Society of Actuaries and Dan Kutliroff, Enrolled Actuary, of Mercer Human Resource Consulting. Both are members of the American Academy of Actuaries. At that date, the market value of the merged plan’s assets was US$2,305 million. The actuarial value of the assets represented 137 per cent of the benefits accrued to members, after allowing for expected future increases in earnings. The resulting surplus amounted to US$622 million. The method employed for this valuation was the projected unit credit method and the main assumptions used were a discount rate of 8 per cent per annum and average salary increases of 3.75 per cent per annum. The Internal Revenue Service granted formal approval for changes in funding method due to the merger of pension plans on 23 August 2006.

The HSBC Bank (UK) Pension Scheme, The HSBC Group Hong Kong Local Staff Retirement Benefit Scheme, and the HSBC North America (U.S.) Retirement Income Plan cover 37 per cent of HSBC’s employees.

HSBC healthcare benefits plans

HSBC also provides post-employment healthcare benefits under plans in the UK, the US, Canada, Mexico, France and Brazil, the majority of which are unfunded. Post-employment healthcare benefits plans are accounted for in the same manner as defined benefit pension plans. The plans are reviewed at least annually or in accordance with local practice and regulations by qualified actuaries. The actuarial assumptions used to calculate the defined benefit obligation and related current service cost vary according to the economic conditions of the countries in which they are situated. Total healthcare cost was US$62 million (2005: US$58 million; 2004: US$65 million).

Back to Contents

Post-employment defined benefit plans’ principal actuarial financial assumptions

The principal actuarial financial assumptions used to calculate the Group’s obligations under its defined benefit pension and post-employment healthcare plans at 31 December 2006, were as follows. These assumptions will also form the basis for measuring periodic costs under the plans in 2007:

						Healthcare cost trend

			Rate of		Rate			Year of
	Discount	Inflation	increase for		of pay	Initial	Ultimate	ultimate
	rate	rate	pensions	[1]	increase	rate	rate	rate
	%	%	%		%	%	%

UK	5.1	3.0	3.0		4.0	7.0	7.0	n/a
Hong Kong	3.75	n/a	n/a		3.0	n/a	n/a	n/a
US	5.9	2.5	n/a		3.75	10.5	5.0	2014
Jersey	5.1	3.0	3.0		4.75	n/a	n/a	n/a
Mexico	8.0	3.5	2.0		4.0	6.75	6.75	n/a
Brazil	10.75	4.5	4.5		4.5	11.0	5.5	2016
France	4.5	2.0	2.0		3.0	6.0	6.0	n/a
Canada	5.19	2.5	n/a		3.47	9.9	4.9	2012
Switzerland	2.25	1.5	n/a		2.25	n/a	n/a	n/a
Germany	4.5	2.0	2.0		3.0	n/a	n/a	n/a

1	Rate of increase for pensions in payment and deferred pension.

The principal actuarial financial assumptions used to calculate the Group’s obligations under its defined benefit pension and post-employment healthcare plans at 31 December 2005, were as follows. These assumptions also formed the basis for measuring periodic costs under the plans in 2006:

						Healthcare cost trend

			Rate of		Rate			Year of
	Discount	Inflation	increase for		of pay	Initial	Ultimate	ultimate
	rate	rate	pensions	[1]	increase	rate	rate	rate
	%	%	%		%	%	%

UK	4.75	2.7	2.7		3.7[2]	6.7	6.7	n/a
Hong Kong	4.2	n/a	n/a		5.0	n/a	n/a	n/a
US	5.7	2.5	n/a		3.75	10.4	5.0	2013
Jersey	4.75	2.7	2.7		4.45	n/a	n/a	n/a
Mexico	8.90	3.75	3.75		4.5	7.3	7.3	n/a
Brazil	11.75	5.5	5.5		5.5	12.5	6.5	2016
France	4.1	2.0	2.0		3.0	6.0	6.0	n/a
Canada	5.25	2.5	n/a		3.0	7.3	4.5	2009
Switzerland	2.25	1.5	n/a		2.25	n/a	n/a	n/a
Germany	4.0	2.0	2.0		3.0	n/a	n/a	n/a

1	Rate of increase for pensions in payment and deferred pension.
2	The 2005 and 2004 rate of pay increase assumptions disclosed have been increased from 3.2 per cent to 3.7 per cent to reflect an age- related promotional salary scale that was included in the obligation calculation but not in the disclosed assumption.

HSBC determines the discount rates to be applied to its obligations in consultation with the plans’ local actuaries, on the basis of current average yields of high quality (AA rated or equivalent) debt instruments, with maturities consistent with those of the defined benefit obligations. The expected rate of return on plan assets is based on historical market returns adjusted for additional factors such as the current rate of inflation and interest rates.

The principal actuarial financial assumptions used to calculate the Group’s obligations under its defined benefit pension and post-employment healthcare plans at 31 December 2004, which formed the basis for measuring the 2005 periodic costs, were as follows:

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 7

						Healthcare cost trend

			Rate of		Rate			Year of
	Discount	Inflation	increase for		of pay	Initial	Ultimate	ultimate
	rate	rate	pensions	[1]	increase	rate	rate	rate
	%	%	%		%	%	%

UK	5.3	2.7	2.7		3.7[2]	7.7	7.7	n/a
Hong Kong	4.0	n/a	n/a		5.0	n/a	n/a	n/a
US	6.0	2.5	n/a		3.75	11.6	5.9	2009
Jersey	5.3	2.7	2.7		4.45	n/a	n/a	n/a
Mexico	10.75	5.0	5.0		6.50	8.68	8.68	n/a
Brazil	11.75	5.0	5.0		5.0	10.5	6.0	2015
France	4.5	2.0	2.0		3.5	6.0	6.0	n/a
Canada	6.0	2.5	n/a		3.0	7.7	4.6	2009
Switzerland	3.25	1.5	n/a		2.25	n/a	n/a	n/a
Germany	4.5	1.5	1.5		2.5	n/a	n/a	n/a

1	Rate of increase for pensions in payment and deferred pension.
2	The 2005 and 2004 rate of pay increase assumptions disclosed have been increased from 3.2 per cent to 3.7 per cent to reflect an age- related promotional salary scale that was included in the obligation calculation but not in the disclosed assumption.

Mortality assumptions are increasingly significant in measuring the Group’s obligations under its defined benefit pension and post-employment healthcare plans, particularly given the maturity of the plans. The mortality tables and average life expectancy at 65 used at 31 December 2006 were as follows:

		Life expectancy at		Life expectancy at
		age 65 for a male		age 65 for a female
	Mortality table	member currently:		member currently:

		Aged 65	Aged 45	Aged 65	Aged 45

UK	PA92[1]	20.3	21.6	23.3	24.6
Hong Kong	n/a	n/a	n/a	n/a	n/a
US	RP 2000 projected to 2005	18.7	18.7	20.9	20.9
Jersey	PA92[1]	20.3	21.6	23.3	24.6
Mexico	GAM83	16.6	16.6	16.6	16.6
Brazil	RP 2000 imp 2006	18.9	20.5	21.0	21.9
France	TG 05	22.8	25.6	26.3	29.1
Canada pension plans	Between UP94 C2015	19.0	19.0	21.6	21.6
	and UP94 C2027	and 20.0	and 20.0	and 22.1	and 22.1
Canada healthcare plan	UP94 C2025	19.8	19.8	22.0	22.0
Switzerland	EVK2000 and	17.6	17.6	20.4	20.4
	BVG2000	and 17.8	and 17.8	and 21.1	and 21.1
Germany	Heubeck 2005 G	18.1	20.8	22.2	24.9

1	PA92 with standard improvements to 2005 and medium cohort improvements thereafter.

The mortality tables and average life expectancy at 65 used at 31 December 2005 were as follows:

		Life expectancy at		Life expectancy at
		age 65 for a male		age 65 for a female
	Mortality table	member currently:		member currently:

		Aged 65	Aged 45	Aged 65	Aged 45

UK	PA92U2005	19.53	20.89	22.57	23.86
Hong Kong	n/a	n/a	n/a	n/a	n/a
US	RP 2000 imp 2005	17.90	17.90	20.25	20.25
Jersey	PA92C2036	20.83	20.83	23.75	23.75
Mexico	GAM83	16.56	16.56	16.56	16.56
Brazil	AT83	18.51	18.51	21.89	21.89
France	TPG93	23.02	25.32	23.02	25.32
Canada pension plans	UP94 C2012	18.65	18.65	21.37	21.37
	and UP94 C2027	and 19.84	and 19.84	and 22.00	and 22.00
Canada healthcare plan	GAM94M/F	17.88	17.88	21.32	21.32
Switzerland	EVK2000	17.6	17.6	20.4	20.4
Germany	Heubeck 2005 G	18.06	20.84	22.20	24.85

Back to Contents

Actuarial assumption sensitivities

The discount rate is sensitive to changes in market conditions arising during the reporting period. The mortality rates used are sensitive to experience from the plan member profile. The following table shows the effect of changes in these and the other key assumptions on the principal plan:

HSBC Bank
(UK) Pension
Scheme
US$m
Discount rate
Change in pension obligation at 31 December 2006 from a 25bps increase	(1,086)
Change in pension obligation at 31 December 2006 from a 25bps decrease	1,147
Change in 2007 pension cost from a 25bps increase	(20)
Change in 2007 pension cost from a 25bps decrease	22

Rate of inflation
Change in pension obligation at 31 December 2006 from a 25bps increase	1,147
Change in pension obligation at 31 December 2006 from a 25bps decrease	(1,086)
Change in 2007 pension cost from a 25bps increase	88
Change in 2007 pension cost from a 25bps decrease	(77)

Rate of increase for pensions in payment and deferred pensions
Change in pension obligation at 31 December 2006 from a 25bps increase	909
Change in pension obligation at 31 December 2006 from a 25bps decrease	(872)
Change in 2007 pension cost from a 25bps increase	57
Change in 2007 pension cost from a 25bps decrease	(55)

Rate of pay increase
Change in pension obligation at 31 December 2006 from a 25bps increase	287
Change in pension obligation at 31 December 2006 from a 25bps decrease	(275)
Change in 2007 pension cost from a 25bps increase	31
Change in 2007 pension cost from a 25bps decrease	(27)

Mortality
Change in pension obligation from each additional year of longevity assumed	756

The following table shows the effect of changes in the discount rate and in mortality rates on plans other than the principal plan:

Other plans
US$m

Change in pension obligations at 31 December 2006 from a 25bps increase in discount rate	(276)
Change in 2007 pension cost from a 25bps increase in discount rate	(5)
Increase in pension obligation from each additional year of longevity assumed	167

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 7

Defined benefit pension plans

The calculation of the net liability under the Group’s defined benefit pension plans is set out below together with the expected rates of return and plan assets used to measure the net defined benefit pension costs in each subsequent year.

	At 31 December 2006

	HSBC Bank (UK) Pension Scheme		Other plans

	Expected		Expected
	rates of		rates of
	return	Value	return	Value
	%	US$m	%	US$m

Equities	8.0	5,046	8.1	3,209
Bonds	5.3	12,189	5.7	3,302
Property	7.0	2,056	7.0	138
Other	4.3	1,296	4.6	467
Fair value of plan assets		20,587		7,116

Present value of funded obligations		(24,332)		(7,534)
Present value of unfunded obligations		–		(382)
Defined benefit obligation		(24,332)		(7,916)

Effect of limit on plan surpluses		–		(9)
Unrecognised past service cost		–		1

Net liability		(3,745)		(808)

	At 31 December 2005

	HSBC Bank (UK) Pension Scheme		Other plans

	Expected		Expected
	rates of		rates of
	return	Value	return	Value
	%	US$m	%	US$m

Equities	8.0	8,181	8.6	2,749
Bonds	4.3	5,234	5.2	2,539
Property	6.5	1,540	6.5	97
Other	3.6	2,441	4.6	971

Fair value of plan assets		17,396		6,356
Present value of funded obligations		(20,587)		(6,687)
Present value of unfunded obligations		–		(415)

Defined benefit obligation		(20,587)		(7,102)
Effect of limit on plan surpluses		–		(7)
Unrecognised past service cost		–		3

Net liability		(3,191)		(750)

Plan assets include US$87 million (2005: US$80 million) of equities issued by HSBC and US$188 million (2005: US$53 million) of other assets issued by HSBC. Additionally, the fair value of plan assets include derivatives entered into with the HSBC Bank (UK) Pension Scheme with a negative fair value of US$273 million at 31 December 2006 (2005: nil).

The principal plan holds a diversified portfolio of investments to meet future cash flow liabilities arising from accrued benefits as they fall due to be paid. The Trustee of the principal plan is required to produce a written statement of investment principles (‘SIP’). The SIP sets out the principles governing how decisions about investments are made.

Back to Contents

Changes in the present value of defined benefit obligations

	2006		2005

	HSBC Bank		HSBC Bank
	(UK) Pension	Other	(UK) Pension	Other
	Scheme	plans	Scheme	plans
	US$m	US$m	US$m	US$m

At 1 January	20,587	7,102	19,988	6,501
Current service cost	456	304	383	283
Interest cost	1,055	366	981	333
Contributions by employees	–	28	–	14
Actuarial losses	30	211	1,968	506
Benefits paid	(696)	(386)	(540)	(338)
Past service cost – vested immediately	–	9	–	(3)
Past service cost – unvested benefits	–	–	–	3
Acquisitions	–	10	84	–
Reduction in liabilities resulting from curtailments	–	(5)	–	(4)
Liabilities extinguished on settlements	–	(21)	–	(6)
Exchange differences	2,900	298	(2,277)	(187)

At 31 December	24,332	7,916	20,587	7,102

Changes in the fair value of plan assets

		2006		2005

		HSBC Bank		HSBC Bank
		(UK) Pension	Other	(UK) Pension	Other
		Scheme	plans	Scheme	plans
		US$m	US$m	US$m	US$m

At 1 January		17,396	6,356	15,105	5,823
Expected return on plan assets		1,169	421	954	401
Contributions by HSBC		240	193	1,986	448
–	normal	240	160	240	156
–	special	–	33	1,746	292
Contributions by employees		–	28	–	14
Experience gains		–	203	1,623	78
Benefits paid		(696)	(343)	(540)	(287)
Acquisitions		–	–	58	–
Assets distributed on curtailments		–	(4)	–	–
Assets distributed on settlements		–	(14)	–	(3)
Exchange differences		2,478	276	(1,790)	(118)

At 31 December		20,587	7,116	17,396	6,356

The actual return on plan assets for the year ended 31 December 2006 was US$1,793 million (2005:US$3,056 million). HSBC expects to make US$1,229 million of contributions to defined benefit pension plans during 2007. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are:

	2007	2008	2009	2010	2011	2012-2017
	US$m	US$m	US$m	US$m	US$m	US$m

HSBC Bank (UK) Pension Scheme	662	693	707	750	779	4,865
Other significant plans	344	361	380	389	422	2,385

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 7

Total expense recognised in the income statement in ‘Employee compensation and benefits’

	2006		2005		2004

	HSBC Bank		HSBC Bank		HSBC Bank
	(UK) Pension	Other	(UK) Pension	Other	(UK) Pension	Other
	Scheme	plans	Scheme	plans	Scheme	plans
	US$m	US$m	US$m	US$m	US$m	US$m

Current service cost	456	304	383	283	348	257
Interest cost	1,055	366	981	333	921	326
Expected return on plan assets	(1,169)	(421)	(954)	(401)	(927	(382)
Past service cost	–	11	–	(3)	–	(8)
(Gains)/losses on curtailments	–	–	–	(4)	242	(17)

Total expense	342	260	410	208	584	176

Summary
	2006		2005		2004

	HSBC Bank		HSBC Bank		HSBC Bank
	(UK) Pension	Other	(UK) Pension	Other	(UK) Pension	Other
	Scheme	plans	Scheme	plans	Scheme	plans
	US$m	US$m	US$m	US$m	US$m	US$m

Defined benefit obligation	(24,332)	(7,916)	(20,587)	(7,102)	(19,988)	(6,501)
Fair value of plan assets	20,587	7,116	17,396	6,356	15,105	5,823

Net deficit	(3,745)	(800)	(3,191)	(746)	(4,883)	(678)

Experience gains/(losses) on plan liabilities	540	(167)	70	(113)	401	(42)
Experience gains on plan assets .	–	203	1,623	78	506	3
Losses from changes in actuarial assumptions	(570)	(44)	(2,038)	(393)	(1,357)	(243)

Total net actuarial gains/ (losses)	(30)	(8)	(345)	(428)	(450)	(282)

Actuarial gains and losses represent experience adjustments on plan assets and liabilities as well as adjustments arising from changes in actuarial assumptions. Total cumulative actuarial losses recognised in equity at 31 December 2006 were US$1,543 million (2005: US$1,505 million).

The total effect of the limit on plan surpluses recognised within actuarial losses in equity during 2006 was a US$2 million loss (2005: US$4 million gain).

Post-employment healthcare benefits plans

	2006		2005

	Expected rates		Expected rates
	of return	Value	of return	Value
	%	US$m	%	US$m

Equities	14.5	40	12.0	32
Bonds	8.5	93	8.5	75
Fair value of plan assets		133		107
Present value of funded obligations		(219)		(178)
Present value of unfunded obligations		(887)		(826)
Defined benefit obligation		(1,106)		(1,004)
Unrecognised past service cost		(29)		(31)

Net liability		(1,002)		(928)

Back to Contents

Changes in the present value of defined benefit obligations

		2006	2005
		US$m	US$m

At 1 January		1,004	982
Current service cost		19	18
Interest cost		64	63
Contributions by employees		2	6
Actuarial losses		37	44
Benefits paid		(52)	(50)
Past service cost:
–	vested immediately	1	(13)
–	unvested benefits	–	(29)
Reduction in liabilities resulting from curtailments		(9)	–
Liabilities extinguished on settlements		(1)	–
Exchange differences		41	(17)

At 31 December		1,106	1,004

Changes in the fair value of plan assets

	2006	2005
	US$m	US$m

At 1 January	107	79
Expected return on plan assets	11	10
Contributions by HSBC	39	19
Experience gains/(losses)	(1)	1
Benefits paid	(20)	(7)
Assets distributed on curtailments	(1)	–
Exchange differences	(2)	5

At 31 December	133	107

The actual return on plan assets for the year ended 31 December 2006 was US$10 million (2005: US$11 million).

HSBC expects to make US$19 million of contributions to post-employment healthcare benefit plans during 2007. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are:

	2007	2008	2009	2010	2011	2012-2017
	US$m	US$m	US$m	US$m	US$m	US$m

Significant plans	47	49	53	55	57	320

Total expense recognised in the income statement in ‘Employee compensation and benefits’

	2006	2005	2004
	US$m	US$m	US$m

Current service cost	19	18	17
Interest cost	64	63	58
Expected return on plan assets	(11)	(10)	(8)
Past service cost	(1)	(13)	(2)
Losses on curtailments	(8)	–	–
Losses on settlements	(1)	–	–

Total expense	62	58	65

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 7 and 8

Summary
	2006	2005	2004
	US$m	US$m	US$m

Defined benefit obligation	(1,106)	(1,004)	(982)
Fair value of plan assets	133	107	79

Net deficit	(973)	(897)	(903)

Experience gains/(losses) on plan liabilities	(12)	19	(15)
Experience gains/(losses) on plan assets	(1)	1	–
Gains/(losses) from changes in actuarial assumptions	(25)	(63)	20

Total net actuarial gains/(losses)	(38)	(43)	5

Actuarial gains and losses represent experience adjustments on plan assets and liabilities as well as adjustments arising from changes in actuarial assumptions. Total cumulative net actuarial losses recognised in equity at 31 December 2006 were US$76 million (2005: US$38 million).

The actuarial assumptions of the healthcare cost trend rates have a significant effect on the amounts recognised. A one percentage point change in assumed healthcare cost trend rates would have the following effects on amounts recognised in 2006:

	1% increase	1% decrease
	US$m	US$m

Increase/(decrease) of the aggregate of the current service cost and interest cost	8	(6)
Increase/(decrease) of defined benefit obligation	103	(111)

HSBC Holdings

Employee compensation and benefit expense in respect of HSBC Holdings’ employees in 2006 amounted to US$193 million (2005: US$166 million). The average number of persons employed by HSBC Holdings during 2006 was 505 (2005: 433).

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

Directors’ emoluments

The aggregate emoluments of the Directors of HSBC Holdings, computed in accordance with Part I of Schedule 6 of the Companies Act, were:

	2006	2005	2004
	US$000	US$000	US$000

Fees	2,660	2,100	2,713
Salaries and other emoluments	7,774	12,869	9,721
Bonuses	10,705	13,264	17,288

	21,139	28,233	29,722

Gains on the exercise of share options	3	17	14,078
Vesting of Restricted Share Plan awards	18,975	24,221	9,598

In addition, there were payments under retirement benefit agreements with former Directors of US$1,045,448 (2005: US$996,098). The provision at 31 December 2006 in respect of unfunded pension obligations to former Directors amounted to US$17,759,454 (2005: US$16,458,975).

During the year, aggregate contributions to pension schemes in respect of Directors were US$889,241 (2005: US$4,819,759), including US$395,740 (2005: US$3,304,081) arising from a Director’s waiver of bonus.

Discretionary bonuses for Directors are based on a combination of individual and corporate performance and are determined by the Remuneration Committee. Details of Directors’ remuneration, share options and conditional

Back to Contents

awards under the Restricted Share Plan 2000 and The HSBC Share Plan are included in the ‘Directors’ Remuneration Report’ on pages 280 to 289.

8	Auditors’ remuneration

Auditors’ remuneration in relation to statutory audit amounted to US$44.7 million (2005: US$47.0 million; 2004: US$41.7 million).

The following fees were payable by HSBC to the Group’s principal auditor, KPMG Audit Plc and its associates (together ‘KPMG’):

		2006	2005	2004
		US$m	US$m	US$m
Audit fees for HSBC Holdings’ statutory audit:
–	fees relating to current year	2.7	2.8	2.3
–	fees relating to prior year	–	0.2	0.7

		2.7	3.0	3.0

Fees payable to KPMG for other services provided to HSBC:
–	audit of HSBC’s subsidiaries, pursuant to legislation	40.4	42.5	36.6
–	other services pursuant to legislation[1]	15.4	29.2	13.4
–	tax services	2.0	2.6	6.2
–	services relating to information technology	0.6	–	–
–	services related to corporate finance transactions	1.6	0.3	1.6
–	all other services	4.1	5.0	4.7

		64.1	79.6	62.5

Total fees payable		66.8	82.6	65.5

1	Including fees paid to KPMG in respect of work relating to preparation for reporting under section 404 of the Sarbanes-Oxley Act of US$2.2 million (2005: US$11.7 million; 2004: US$4.1 million). Other accounting firms have been paid a total of US$8.3 million (2005: US$16.7 million; 2004: US$6.6 million) for work on this project.

No fees were payable by HSBC to KPMG for the following types of services: internal audit services, valuation and actuarial services, services related to litigation, and services related to recruitment and remuneration.

‘Audit fees for HSBC Holdings’ statutory audit’ are fees payable to KPMG Audit Plc for the statutory audit of the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings. They exclude amounts payable for the statutory audit of HSBC Holdings’ subsidiaries which have been included in ‘Fees payable to KPMG for other services provided to HSBC’.

The following is a description of the types of services included in ‘Fees payable to KPMG for other services provided to HSBC’:

Audit related services
–	‘Audit of HSBC’s subsidiaries pursuant to legislation’ includes fees payable to KPMG for the statutory audit of HSBC’s subsidiaries.
–	‘Other services pursuant to legislation’ include services for assurance and other services that are in relation to statutory and regulatory filings, including comfort letters and interim reviews.
Tax services
–	‘Tax services’ include tax compliance services and tax advisory services.
Other services
–	‘Services relating to information technology’ include advice on IT security and business continuity and performing agreed upon IT testing procedures
–	‘Services related to corporate finance transactions’ include fees payable to KPMG for transaction-related work, including US debt issuances.
–	‘All other services’ include other assurance and advisory services such as translation services, ad-hoc accounting advice and review of financial models.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 8 and 9

The following fees were payable by HSBC’s associated pension schemes to KPMG:

	2006	2005	2004
	US$’000	US$’000	US$’000

Audit fees	581	550	536
Tax services	23	17	11
All other services	23	5	5

Total fees payable	627	572	552

No fees were payable by HSBC’s associated pension schemes to KPMG for the following types of services: other services pursuant to legislation, services relating to information technology, internal audit services, valuation and actuarial services, services related to litigation, services related to recruitment and remuneration, and services related to corporate finance transactions.

In addition to the above, KPMG estimate they have been paid fees of US$2.1 million (2005: US$4.5 million; 2004: US$4.0 million) by parties other than HSBC but where HSBC is connected with the contracting party and therefore may be involved in appointing KPMG. These fees arise from services such as auditing mutual funds managed by HSBC and reviewing the financial position of corporate concerns which borrow from HSBC.

Fees payable to KPMG for non-audit services for HSBC Holdings are not disclosed separately because such fees are disclosed on a consolidated basis for HSBC Group.

9	Share-based payments

During 2006, US$854 million was charged to the income statement in respect of equity-settled share-based payment transactions (2005: US$540 million; 2004: US$450 million). This expense was based on the fair value of the share-based payment transactions when contracted. All of the expense arose under employee share awards made within HSBC’s reward structures.

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

The significant weighted average assumptions used to estimate the fair value of the options granted were as follows:

		1-year	3-year	5-year
	HSBC	Savings-	Savings-	Savings-
	Holdings	Related	Related	Related Share	The
	Group Share	Share Option	Share Option	Option	HSBC
	Option Plan	Plan	Plans	Plans	Share Plan
2006
Risk-free interest rate[1] (%)	–	4.7	4.8	4.7	–
Expected life[2] (years)	–	1	3	5	–
Expected volatility[3] (%)	–	17	17	17	–
Share price at grant date (£)	–	9.54	9.54	9.54	–

2005
Risk-free interest rate[1] (%)	4.6	–	4.3	4.3	4.3
Expected life[2] (years)	7.8	–	3	5	5
Expected volatility[3] (%)	20	–	20	20	20
Share price at grant date (£)	8.30	–	8.68	8.68	8.37

1	The risk-free rate was determined from the UK gilts yield curve for the HSBC Holdings Group Share Option Plan awards and UK Savings-Related Share Option Plans. A similar yield curve was used for the International Savings-Related Share Option Plans.
2	Expected life is not a single input parameter but a function of various behavioural assumptions.
3	Expected volatility is estimated by considering both historic average share price volatility and implied volatility derived from traded options over HSBC shares of similar maturity to those of the employee options.

Back to Contents

Expected dividends have been incorporated into the valuation model for options and shares, where applicable. The expected US dollar denominated dividend growth was determined to be 9 per cent for the first year (2005: 12 per cent) and 8 per cent thereafter (2005: 8 per cent), consistent with consensus analyst forecasts.

The HSBC Share Plan

The HSBC Share Plan was adopted by HSBC Holdings in 2005. Under this Plan Performance Share awards, Restricted Share awards and Share Option awards may be made. The aim of The HSBC Share Plan is to align the interests of executives to the creation of shareholder value and recognise individual performance and potential. Awards are also made under this plan for recruitment and retention purposes.

Performance Share awards

Performance Share awards are made to executive Directors and other senior executives taking into account individual performance in the prior year. Performance Share awards are divided into two equal parts for testing attainment against pre-determined benchmarking. One half of the award is subject to a Total Shareholder Return measure, based on HSBC’s ranking against a comparator group of 28 major banks. The other half of the award is subject to an earnings per share target. For each element of the award, shares would be released to the employee according to a sliding scale from 30 to 100 per cent of the award, dependent upon the scale of achievement against the benchmarks and provided that the minimum criteria for each performance measure has been met. Shares will be released after three years to the extent that the performance conditions are satisfied.

	2006	2005
	Number	Number
	(000’s)	(000’s)

Outstanding at 1 January	5,077	–
Additions during the year[1]	5,312	5,077
Forfeited in the year	(22)	–

Outstanding at 31 December	10,367	5,077

1 Additions during the year include 1,413,650 shares awarded to employees of HSBC Holdings (2005: 3,453,884).

The weighted average fair value of shares awarded by HSBC for Performance Share awards in 2006 was US$9.72 (2005: US$9.02) .

Restricted Share awards

Restricted Share awards are made to other employees based on performance, potential and retention requirements, for recruitment or as part of deferral of annual bonus. The awards vest between one and three years from date of award.

	2006	2005
	Number	Number
	(000’s)	(000’s)

Outstanding at 1 January	5,106	–
Additions during the year[1]	41,440	5,285
Released in the year	(1,685)	(179)
Forfeited in the year	(1,441)	–

Outstanding at 31 December	43,420	5,106

1 Additions during the year include 324,884 shares awarded to employees of HSBC Holdings (2005: 823).

The weighted average fair value of shares awarded by HSBC for Restricted Share Awards in 2006 was US$17.65 (2005: US$16.66) .

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 9

Share options

Share options were granted in 2005 under the Rules of The HSBC Share Plan to employees in France based on their performance in the previous year. The share options are subject to the corporate performance condition, which consists of an absolute earnings per share measure and a Total Shareholder Return measure, based on HSBC Holdings’ ranking against a comparator group of 28 major banks. The options vest after three years and are exercisable up to the tenth anniversary of the date of grant, after which they will lapse.

	2006		2005

		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(000’s)		£(000’s)	£

Outstanding at 1 January	628	8.84	–	–
Granted in the year	–	–	628	8.84
Forfeited in the year	–	–	–	–

Outstanding at 31 December	628	8.84	628	8.84

The fair value of options granted in 2005 was US$2.29. No options were awarded in 2006. The weighted average remaining contractual life of options outstanding at the balance sheet date is 3.3 years (2005: 4.3 years). None of these options are exercisable at the balance sheet date.

Savings-related share option plans

The savings-related share option plans invite eligible employees to enter into savings contracts to save up to £250 per month (or equivalent in US dollars, Hong Kong dollars or euros), with the option to use the savings to acquire shares. The aim of the plan is to align the interests of all employees to the creation of shareholder value. The options are exercisable within three months following the first anniversary of the commencement of a one-year savings contract or within six months following either the third or the fifth anniversary of the commencement of three-year or five-year savings contracts. The exercise price is set at a 20 per cent (2005: 20 per cent) discount to the market value at the date of grant (except for the one-year options granted under the US sub-plan where a 15 per cent discount is applied).

	2006		2005

		Weighted		Weighted
		average		average
		exercise		exercise
	Number[1]	price	Number[1]	price
	(000’s)		£(000’s)	£

Outstanding at 1 January	98,416	6.07	109,722	5.92
Granted in the year	22,627	7.63	26,995	6.68
Exercised in the year	(25,336)	5.61	(29,693)	6.06
Forfeited in the year	(7,870)	6.26	(8,608)	6.06

Outstanding at 31 December	87,837	6.58	98,416	6.07

1	The above includes HSBC Holdings employee options of 606,205 outstanding at 1 January 2006 (2005: 599,322), 112,181 options granted in the year (2005: 136,100) and 689,603 options outstanding at 31 December 2006 (2005: 606,205).

The weighted average fair value of options granted in the year as at the date of grant was US$3.45 (2005: US$3.76) . The exercise price range and weighted average remaining contractual life for options outstanding at the balance sheet date, were as follows:

	2006	2005

Exercise price range (£)	5.35 – 8.07	5.35 - 6.75
Weighted average remaining contractual life (years)	1.76	1.89
Of which exercisable:
Number (000’s)	671	772
Weighted average exercise price (£)	5.35	6.09

The weighted average share price at the date the share options were exercised was US$17.55 (2005: US$16.56) .

Back to Contents

HSBC Holdings Restricted Share Plan 2000

Performance Share awards made under the HSBC Holdings Restricted Share Plan 2000 (the ‘Restricted Share Plan’)

Performance Share awards under the Restricted Share Plan were granted to Senior Executives from 2000 to 2004. The aim of the plan was to align the interests of executives to the creation of shareholder value. This was achieved by setting certain Total Shareholder Return targets against a peer group of major banks which must normally be attained in order for the awards to vest. No further awards will be made under this Plan following adoption of The HSBC Share Plan in 2005 other than from reinvested scrip dividends.

	2006	2005
	Number	Number
	(000’s)	(000’s)

Outstanding at 1 January	14,970	17,044
Additions during the year[1]	520	710
Released in the year	(3,050)	(2,455)
Forfeited in the year	(112)	(329)

Outstanding at 31 December	12,328	14,970

1	Additions during the year comprise reinvested scrip dividends, and include nil shares awarded to employees of HSBC Holdings (2005: 321,279).

The weighted average remaining vesting period as at 31 December 2006 was 1.53 years (2005: 2.14 years).

Restricted share awards made under the HSBC Holdings Restricted Share Plan 2000

Restricted shares were awarded to eligible employees after taking into account the employee’s performance in the prior year, potential and retention requirements. Restricted shares are also awarded as part deferral of annual bonus or for recruitment purposes. Shares are awarded without corporate performance conditions and are generally released to employees between one and three years after the award was made, providing the employees have remained continuously employed by HSBC for this period.

	2006	2005
	Number	Number
	(000’s)	(000’s)

Outstanding at 1 January	58,427	46,021
Additions during the year[1]	1,499	34,439
Released in the year	(19,224)	(21,007)
Forfeited in the year	(2,032)	(1,026)

Outstanding at 31 December	38,670	58,427

1	Additions during the year comprise reinvested scrip dividends, and include 41,951 shares awarded to employees of HSBC Holdings (2005: 384,797).

The weighted average fair value of shares awarded by HSBC for Restricted Share Awards in 2005 was US$15.88. No awards were made in 2006.

The weighted average remaining vesting period as at 31 December 2006 was 0.84 years (2005: 1.09 years).

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

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 9

	2006		2005

		Weighted		Weighted
		average		average
		exercise		exercise
	Number[1]	price	Number[1]	price
	(000’s)		£(000’s)	£

Outstanding at 1 January	209,982	8.06	220,670	8.07
Granted in the year	–	–	7,470	8.36
Exercised in the year	(37,817)	7.80	(11,764)	8.49
Forfeited in the year	(5,537)	8.29	(6,394)	8.00

Outstanding at 31 December	166,628	8.09	209,982	8.06

1	The above includes HSBC Holdings employee awards of 2,537,647 options outstanding at 1 January 2006 (2005: 2,624,133), zero options granted in the year (2005:3,775) and 2,189,156 options outstanding at 31 December 2006 (2005: 2,537,647).

The weighted average fair value of options granted in 2006 was US$3.09. No options were granted in 2006. The number of options, weighted average exercise price, and the weighted average remaining contractual life for options outstanding at the balance sheet date, analysed by exercise price range, were as follows:

	2006		2005

Exercise price range (£)	6.00 – 8.00	8.01 – 10.00	6.00 – 8.00	8.01 – 10.00
Number (000’s)	34,903	131,725	53,242	156,741
Weighted average exercise price (£)	6.92	8.40	6.91	8.45
Weighted average remaining contractual life (years)	4.74	7.17	5.63	7.05
Of which exercisable:
Number (000’s)	34,903	66,104	411	84,145
Weighted average exercise price (£)	6.92	8.58	7.46	8.55

The weighted average share price at the date the share options were exercised was US$17.65 (2005: US$16.18) .

After consideration of the performance and shareholder returns over the period between 2003 and 2005, the Remuneration Committee exercised its discretion to waive the Total Shareholder Return performance condition in respect of the awards made under this plan in 2003.

As a result, a charge of US$135 million was recognised in 2006, reflecting the incremental fair value granted measured at the date the performance condition was waived. This was measured using a binomial lattice model methodology that is based on the underlying assumptions of the Black-Scholes model, as described above in ‘Calculation of fair values’. A risk-free interest rate of 4.3 per cent was used, with all other inputs to the model consistent with those used to value the other share options and awards made during 2006.

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

	2006		2005

		Weighted		Weighted
		average		average
		exercise		exercise
	Number[1]	price	Number[1]	price
	(000’s)		£(000’s)	£

Outstanding at 1 January	32,255	6.78	43,977	6.76
Exercised in the year	(9,767)	6.69	(11,206)	6.67
Forfeited in the year	(451)	5.94	(516)	7.31

Outstanding at 31 December	22,037	6.82	32,255	6.78

1	The above includes HSBC Holdings employee awards of 712,922 options outstanding at 1 January 2006 (2005: 864,327) and 751,936 options outstanding at 31 December 2006 (2005: 712,922).

Back to Contents

The weighted average fair value of options as at the last date of grant during 2000 was US$5.26.

The weighted average share price at the date the share options were exercised was US$17.65 (2005: US$16.18) .

The number of options, weighted average exercise price and the weighted average remaining contractual life for options outstanding at the balance sheet date, analysed by exercise price range, were as follows:

	2006		2005

Exercise price range (£)	2.17 – 6.00	6.01 – 7.87	2.17 – 6.00	6.01 – 7.87
Number (000’s)	252	22,234	781	31,474
Weighted average exercise price (£)	5.02	6.84	4.57	6.83
Weighted average remaining contractual life (years)	–	2.64	0.97	3.64
Of which exercisable:
Number (000’s)	252	22.234	781	31,474
Weighted average exercise price (£)	5.02	6.84	4.57	6.83

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

	2006		2005

		Exercise		Exercise
	Number	price	Number	price
	(000 ’s)		€(000 ’s)	€

Outstanding at 1 January	766	142.5	860	142.5
Exercised in the year	(120)	142.5	(94)	142.5

Outstanding at 31 December	646	142.5	766	142.5

The remaining contractual life for options outstanding at the balance sheet date was 3.3 years (2005: 4.3 years).

The weighted average share price at the date the share options were exercised was US$17.64 (2005: US$16.18) .

At the date of its acquisition in 2000, certain of HSBC France’s subsidiary companies also operated employee share option plans under which options could be granted over their respective shares. On exercise of certain of these options, the subsidiary shares are exchanged for HSBC ordinary shares. The total number of HSBC ordinary shares exchanged under such arrangements in 2006 was 356,491 (2005: 821,466).

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

Information with respect to share options granted under the HSBC Finance Corporation’s pre-acquisition scheme was as follows:

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 9, 10, 11 and 12

	2006		2005

		Exercise		Exercise
	Number	price	Number	price
	(000 ’s)	US$	(000’s)	US$
HSBC Finance Corporation share options
outstanding at 1 January	6,358	10.66	7,112	10.66
Exercised in the year	(3,219)	10.66	(754)	10.66
Forfeited in the year	(13)	10.66	–	–

Outstanding at 31 December	3,126	10.66	6,358	10.66

Of which exercisable	3,126	10.66	5,520	10.66

The weighted average share price at the date the share options were exercised was US$17.65 (2005: US$16.18) .

10	Tax expense

		2006	2005	2004
		US$m	US$m	US$m
	Current tax
	United Kingdom corporation tax charge – on current year profit	772	663	848
	United Kingdom corporation tax charge – adjustments in respect of
	prior years	(122)	29	(132)
	Overseas tax – on current year profit	4,600	4,103	2,877
	Overseas tax – adjustments in respect of prior years	(48)	(110)	(21)

		5,202	4,685	3,572

	Deferred tax
	Origination and reversal of temporary differences	(51)	506	1,204
	Effect of changes in tax rates	–	8	(15)
	Adjustments in respect of prior years	64	(106)	(76)

		13	408	1,113

	Tax expense	5,215	5,093	4,685

The UK corporation tax rate applying to HSBC Holdings and its subsidiary undertakings was 30 per cent (2005: 30 per cent; 2004: 30 per cent). Overseas tax included Hong Kong profits tax of US$751 million (2005: US$639 million; 2004: US$539 million). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 17.5 per cent (2005: 17.5 per cent; 2004: 17.5 per cent) on the profits for the year assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

The following table reconciles the tax expense which would apply if all profits had been taxed at the UK corporation tax rate:

	2006		2005		2004

	US$m	%	US$m	%	US$m	%
Analysis of tax expense
Taxation at UK corporation tax rate of 30% (2005 and 2004: 30% )	6,626	30.0	6,290	30.0	5,683	30.0
Effect of taxing overseas profits in principal locations at different rates	(568)	(2.6)	(342)	(1.6)	(347)	(1.8)
Tax-free gains	(199)	(0.9)	(220)	(1.0)	(64)	(0.3)
Adjustments in respect of prior period liabilities	(106)	(0.5)	(187)	(0.9)	(229)	(1.2)
Low income housing tax credits[1]	(108)	(0.5)	(110)	(0.5)	(95)	(0.5)
Other items	(177)	(0.8)	(145)	(0.8)	9	(0.1)
Deductible innovative tier 1 capital expense presented below profit before tax	–	–	–	–	(192)	(1.0)
Effect of profit in associates and joint ventures	(253)	(1.1)	(193)	(0.9)	(80)	(0.4)

Tax expense	5,215	23.6	5,093	24.3	4,685	24.7

1	Low income housing tax credits arise in the US and are designed to encourage the provision of rental housing for low income households.

Back to Contents

In addition to the amount charged to the income statement, the aggregate amount of current and deferred tax, relating to items that are taken directly to equity, was a US$44 million reduction in equity (2005: US$437 million; 2004: US$319 million – both increases in equity).

11	Dividends

Dividends to shareholders of the parent company were as follows:

	2006			2005			2004

	Per		Settled	Per		Settled	Per		Settled
	share	Total	in scrip	share	Total	in scrip	share	Total	in scrip
	US$	US$m	US$m	US$	US$m	US$m	US$	US$m	US$m
Dividends declared on ordinary shares
Fourth interim dividend in respect of
previous year	0.310	3,513	1,542	0.270	3,007	431	–	–	–
First interim dividend in respect of
current year	0.150	1,712	248	0.140	1,563	677	0.130	1,425	747
Second interim dividend in respect of
current year	0.150	1,724	515	0.140	1,574	311	0.130	1,436	746
Third interim dividend in respect of
current year	0.150	1,730	223	0.140	1,585	392	0.130	1,444	255
Third interim dividend in respect of previous
year	–	–	–	–	–	–	0.240	2,627	346

	0.760	8,679	2,528	0.690	7,729	1,811	0.630	6,932	2,094

Quarterly dividends on preference
share capital
March dividend	15.50	22		–	–		–	–
June dividend	15.50	23		–	–		–	–
September dividend	15.50	22		–	–		–	–
December dividend	15.50	23		14.29	21		–	–

	62.00	90		14.29	21		–	–

The Directors declared after the end of the year a fourth interim dividend in respect of the financial year ended 31 December 2006 of US$0.36 per ordinary share, a distribution of US$4,171 million. The fourth interim dividend will be payable on 10 May 2007 to shareholders on the Register at the close of business on 23 March 2007. No liability is recorded in the financial statements in respect of the fourth interim dividend.

12	Earnings per share

Basic earnings per ordinary share was calculated by dividing the earnings of US$15,699 million (2005: US$15,060 million; 2004: US$12,918 million) by the weighted average number of ordinary shares, excluding own shares held, outstanding in 2006 of 11,210 million (2005: 11,038 million; 2004: 10,907 million).

	2006	2005	2004
	US$m	US$m	US$m
Profit attributable to shareholders of the parent company	15,789	15,081	12,918
Dividend payable on preference shares classified as equity	(90)	(21)	–

Profit attributable to the ordinary shareholders of the parent company	15,699	15,060	12,918

Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares (including share options outstanding not yet exercised), by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of dilutive potential ordinary shares in 2006 of 11,320 million (2005: 11,171 million; 2004: 11,054 million). The effect of dilutive share options and share awards on the weighted average number of ordinary shares in issue was as follows:

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 12 and 13

	Number of shares (millions)

	2006	2005	2004

Average number of shares in issue	11,210	11,038	10,907
Dilutive share options and share awards	110	133	147
– Savings-related Share Option Plan	27	22	38
– Executive Share Option Scheme	10	11	12
– Group Share Option Plan	28	14	13
– Restricted and performance share awards	32	70	63
– HSBC France share options	8	10	13
– HSBC Finance share options	5	6	8

Average number of shares in issue assuming dilution	11,320	11,171	11,054

Of the total number of employee share options and share awards existing at 31 December 2006, 20 million were anti-dilutive (2005: 121 million; 2004: 70 million).

13	Segment analysis

In the following segmental analysis, the benefit of shareholders’ funds impacts the analysis only to the extent that these funds are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures.

By geographical region

Geographical information is classified by the location of the principal operations of the subsidiary undertaking, or, for The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East, HSBC Finance and HSBC Bank USA, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of HSBC’s structure, the analysis of profits shown below includes intra-HSBC items between geographical regions with the elimination shown in a separate column. The Rest of Asia-Pacific geographical segment includes the Middle East, India and Australasia. Shared costs are included in segments on the basis of the actual recharges made. During 2006, HSBC changed how certain of its geographical segments are managed and their performance assessed. As a result, a new segment, Latin America and the Carribean (‘Latin America’), was formed from the Group’s businesses previously reported under South America, and those in Mexico and Panama which had been previously reported as part of the North America geographical segment. All prior period comparative data have been restated to conform to the current year presentation.

Total assets
			At 31 December 2005
	At 31 December 2006		(restated)

	US$m	%	US$m	%

Europe	828,701	44.6	636,703	42.4
Hong Kong	272,428	14.6	235,376	15.7
Rest of Asia-Pacific	167,668	9.0	142,014	9.4
North America	511,190	27.5	432,490	28.8
Latin America	80,771	4.3	55,387	3.7

	1,860,758	100.0	1,501,970	100.0

Total liabilities
			At 31 December 2005
	At 31 December 2006		(restated)

	US$m	%	US$m	%
Europe	778,635	44.7	594,953	42.4
Hong Kong	258,028	14.8	223,093	15.9
Rest of Asia-Pacific	161,388	9.2	136,892	9.8
North America	477,310	27.3	401,686	28.5
Latin America	70,469	4.0	47,120	3.4

	1,745,830	100.0	1,403,744	100.0

Back to Contents

Profit before tax

	Year ended 31 December 2006

			Rest of			Intra-
		Hong	Asia-	North	Latin	HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	25,249	11,097	7,693	27,959	7,289	(3,408)	75,879
Interest expense	(16,960)	(6,412)	(4,646)	(13,691)	(3,092)	3,408	(41,393)
Net interest income	8,289	4,685	3,047	14,268	4,197	–	34,486

Fee income	9,583	2,448	1,912	5,611	1,975	(449)	21,080
Fee expense	(2,475)	(392)	(290)	(845)	(345)	449	(3,898)
Net fee income	7,108	2,056	1,622	4,766	1,630	–	17,182

Trading income excluding net interest income	2,842	924	935	617	301	–	5,619
Net interest income/(expense) on trading activities	1,687	(307)	246	741	236	–	2,603

Net trading income	4,529	617	1,181	1,358	537	–	8,222
Net income/(expense) from financial instruments designated at fair value	144	260	79	(63)	237	–	657
Gains less losses from financial investments	624	162	41	58	84	–	969
Dividend income	183	61	5	85	6	–	340
Net earned insurance premiums	1,298	2,628	174	492	1,076	–	5,668
Other operating income	1,428	834	765	922	91	(1,494)	2,546

Total operating income	23,603	11,303	6,914	21,886	7,858	(1,494)	70,070
Net insurance claims incurred and movement in policy-holders’ liabilities	(531)	(2,699)	(192)	(259)	(1,023)	–	(4,704)

Net operating income before loan impairment charges and other credit risk provisions	23,072	8,604	6,722	21,627	6,835	(1,494)	65,366
Loan impairment charges and other credit risk provisions	(2,155)	(172)	(512)	(6,796)	(938)	–	(10,573)

Net operating income[1]	20,917	8,432	6,210	14,831	5,897	(1,494)	54,793
Total operating expenses (excluding depreciation and amortisation)	(12,811)	(3,002)	(3,412)	(9,669)	(3,923)	1,494	(31,323)
Depreciation of property, plant and equipment	(762)	(171)	(124)	(284)	(173)	–	(1,514)
Amortisation of intangible assets	(298)	(96)	(12)	(240)	(70)	–	(716)

Total operating expenses	(13,871)	(3,269)	(3,548)	(10,193)	(4,166)	1,494	(33,553)

Operating profit	7,046	5,163	2,662	4,638	1,731	–	21,240
Share of profit/(loss) in associates and joint ventures	(72)	19	865	30	4	–	846

Profit before tax	6,974	5,182	3,527	4,668	1,735	–	22,086

Other disclosures:
Capital expenditure incurred[2]	1,508	324	235	899	2,017	–	4,983
Investment in associates and joint ventures	1,321	128	6,322	541	84	–	8,396
1 Net operating income:
External	19,664	7,970	5,592	15,694	5,873	–	54,793
Inter-segment	1,253	462	618	(863)	24	(1,494)	–
2 Expenditure incurred on property, plant and equipment and intangible assets.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 13

	Year ended 31 December 2005 (restated)

			Rest of			Intra-
		Hong	Asia-	North	Latin	HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	21,023	7,419	5,673	22,189	6,133	(2,343)	60,094
Interest expense	(12,802)	(3,355)	(3,261)	(8,894)	(2,791)	2,343	(28,760)
Net interest income	8,221	4,064	2,412	13,295	3,342	–	31,334
Fee income	8,081	1,967	1,619	4,605	1,481	(267)	17,486
Fee expense	(1,782)	(293)	(279)	(653)	(290)	267	(3,030)
Net fee income	6,299	1,674	1,340	3,952	1,191	–	14,456
Trading income excluding net interest income	1,660	773	753	250	220	–	3,656
Net interest income/(expense) on trading activities	1,376	(227)	107	635	317	–	2,208
Net trading income	3,036	546	860	885	537	–	5,864
Net income/(expense) from financial instruments designated at fair value	362	(6)	58	434	186	–	1,034
Gains less losses from financial investments	439	108	18	47	80	–	692
Dividend income	63	41	5	41	5	–	155
Net earned insurance premiums.	1,599	2,334	155	477	871	–	5,436
Other operating income	1,603	805	335	642	286	(938)	2,733

Total operating income	21,622	9,566	5,183	19,773	6,498	(938)	61,704
Net insurance claims incurred and movement in policy- holders’ liabilities	(818)	(2,059)	(166)	(232)	(792)	–	(4,067)

Net operating income before loan impairment charges and other credit risk provisions	20,804	7,507	5,017	19,541	5,706	(938)	57,637
Loan impairment charges and other credit risk provisions	(1,929)	(146)	(134)	(4,916)	(676)	–	(7,801)

Net operating income[1]	18,875	7,361	4,883	14,625	5,030	(938)	49,836
Total operating expenses (excluding depreciation and amortisation)	(11,493)	(2,586)	(2,648)	(8,276)	(3,263)	938	(27,328)
Depreciation of property, plant and equipment	(912)	(168)	(107)	(307)	(138)	–	(1,632)
Amortisation of intangible assets	(234)	(113)	(7)	(175)	(25)	–	(554)

Total operating expenses	(12,639)	(2,867)	(2,762)	(8,758)	(3,426)	938	(29,514)

Operating profit	6,236	4,494	2,121	5,867	1,604	–	20,322
Share of profit in associates and joint ventures	120	23	453	48	–	–	644

Profit before tax	6,356	4,517	2,574	5,915	1,604	–	20,966

Other disclosures:
Capital expenditure incurred[2]	1,892	249	191	1,826	315	–	4,473
Investment in associates and joint ventures	1,733	108	5,362	43	3	–	7,249

1 Net operating income:
External	18,300	7,001	4,636	14,860	5,039	–	49,836
Inter-segment	575	360	247	(235)	(9)	(938)	–
2 Expenditure incurred on property, plant and equipment and intangible assets.

Back to Contents

			Year ended 31 December 2004 (restated)

			Rest of			Intra-
		Hong	Asia-	North	Latin	HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	18,360	5,133	4,149	19,483	4,174	(828)	50,471
Interest expense	(9,262)	(1,495)	(2,089)	(5,696)	(1,658)	828	(19,372)
Net interest income	9,098	3,638	2,060	13,787	2,516	–	31,099

Fee income	7,546	1,964	1,287	4,115	1,226	(236)	15,902
Fee expense	(1,566)	(261)	(246)	(918)	(199)	236	(2,954)
Net fee income	5,980	1,703	1,041	3,197	1,027	–	12,948

Trading income	997	659	494	509	127	–	2,786
Net investment income on assets backing policyholders’ liabilities	571	314	32	–	95	–	1,012
Gains less losses from financial investments	154	175	17	147	47	–	540
Dividend income	558	27	3	32	2	–	622
Net earned insurance premiums	1,875	2,247	97	450	699	–	5,368
Other operating income	1,175	536	146	341	46	(631)	1,613

Total operating income	20,408	9,299	3,890	18,463	4,559	(631)	55,988
Net insurance claims incurred and movement in policy- holders’ liabilities	(1,628)	(2,154)	(82)	(236)	(535)	–	(4,635)

Net operating income before loan impairment charges and other credit risk provisions	18,780	7,145	3,808	18,227	4,024	(631)	51,353

Loan impairment charges and other credit risk provisions	(1,033)	220	(89)	(5,036)	(253)	–	(6,191)

Net operating income[1]	17,747	7,365	3,719	13,191	3,771	(631)	45,162
Total operating expenses (excluding depreciation and amortisation)	(10,783)	(2,256)	(1,984)	(7,448)	(2,422)	631	(24,262)
Depreciation of property, plant and equipment	(1,095)	(168)	(99)	(266)	(103)	–	(1,731)
Amortisation of intangible assets	(150)	(134)	(4)	(201)	(5)	–	(494)

Total operating expenses	(12,028)	(2,558)	(2,087)	(7,915)	(2,530)	631	(26,487)

Operating profit	5,719	4,807	1,632	5,276	1,241	–	18,675
Share of profit/(loss) in associates and joint ventures	37	23	215	(8)	1	–	268

Profit before tax	5,756	4,830	1,847	5,268	1,242	–	18,943

Capital expenditure incurred[2]	2,001	234	114	1,913	366	–	4,628
Investment in associates and joint ventures	896	97	2,392	46	9	–	3,440

1 Net operating income:
External	17,463	7,052	3,569	13,261	3,817	–	45,162
Inter-segment	284	313	150	(70)	(46)	(631)	–
2 Expenditure incurred on property, plant and equipment and intangible assets.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 13

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

Total assets
	At 31 December 2006		At 31 December 2005

	US$m	%	US$m	%

Personal Financial Services	546,568	29.4	484,314	32.2
Commercial Banking	213,450	11.5	175,120	11.7
Corporate, Investment Banking and Markets	994,436	53.5	755,056	50.3
Private Banking	73,026	3.9	59,827	4.0
Other	33,278	1.7	27,653	1.8

Total assets	1,860,758	100.0	1,501,970	100.0

Profit before tax
			Year ended 31 December 2006

			Corporate,
	Personal		Investment			Intra-
	Financial	Commercial	Banking	Private		HSBC
	Services	Banking	& Markets	Banking	Other	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	26,076	7,514	3,168	1,011	(625)	(2,658)	34,486
Net fee income	8,762	3,207	3,718	1,323	172	–	17,182

Trading income/(expense) excluding net interest income .	391	204	4,890	362	(228)	–	5,619
Net interest income/(expense)on trading activities	220	20	(379)	2	82	2,658	2,603
Net trading income/(expense)	611	224	4,511	364	(146)	2,658	8,222

Net income/(expense) from financial instruments designated at fair value	739	(22)	20	1	(81)	–	657
Gains less losses from financial investments	78	44	534	166	147	–	969
Dividend income	31	6	235	5	63	–	340
Net earned insurance premiums.	5,130	258	73	–	207	–	5,668
Other operating income	782	250	1,378	61	3,254	(3,179)	2,546

Total operating income	42,209	11,481	13,637	2,931	2,991	(3,179)	70,070
Net insurance claims incurred and movement in policy-holders’ liabilities	(4,365)	(96)	(62)	–	(181)	–	(4,704)

Net operating income[1]	37,844	11,385	13,575	2,931	2,810	(3,179)	65,366
Loan impairment (charges)/recoveries and other credit risk provisions	(9,949)	(697)	119	(33)	(13)	–	(10,573)

Net operating income[2]	27,895	10,688	13,694	2,898	2,797	(3,179)	54,793
Operating expenses	(18,818)	(4,979)	(7,991)	(1,685)	(3,259)	3,179	(33,553)

Operating profit/(loss)	9,077	5,709	5,703	1,213	(462)	–	21,240
Share of profit in associates and joint ventures	380	288	103	1	74	–	846

Profit/(loss) before tax	9,457	5,997	5,806	1,214	(388)	–	22,086

Capital expenditure incurred[3]	2,150	1,083	1,021	45	684	–	4,983
1 Net operating income before loan impairment (charges)/recoveries and other credit risk provisions.
2 Net operating income:
External	23,238	9,692	20,034	1,661	168	–	54,793
Inter-segment	4,657	996	(6,340)	1,237	2,629	(3,179)	–
3 Expenditure incurred on property, plant and equipment and intangible assets.

Back to Contents

	Year ended 31 December 2005

			Corporate,
	Personal		Investment			Intra-
	Financial	Commercial	Banking	Private		HSBC
	Services	Banking	& Markets	Banking	Other	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	23,351	6,310	3,001	848	(472)	(1,704)	31,334
Net fee income	7,313	2,876	2,967	1,080	220	–	14,456

Trading income/(expense) excluding net interest income .	360	150	2,919	317	(90)	–	3,656
Net interest income/(expense) on trading activities	214	(3)	306	–	(13)	1,704	2,208
Net trading income/(expense)	574	147	3,225	317	(103)	1,704	5,864

Net income/(expense) from financial instruments designated at fair value	574	(12)	67	(1)	406	–	1,034
Gains less losses from financial investments	19	9	475	45	144	–	692
Dividend income	16	9	79	9	42	–	155
Net earned insurance premiums	4,864	236	76	–	260	–	5,436
Other operating income	729	327	1,621	68	2,634	(2,646)	2,733

Total operating income	37,440	9,902	11,511	2,366	3,131	(2,646)	61,704
Net insurance claims incurred and movement in policy- holders’ liabilities	(3,716)	(118)	(54)	–	(179)	–	(4,067)

Net operating income[1]	33,724	9,784	11,457	2,366	2,952	(2,646)	57,637
Loan impairment (charges)/ recoveries and other credit risk provisions	(7,537)	(547)	272	12	(1)	–	(7,801)

Net operating income[2]	26,187	9,237	11,729	2,378	2,951	(2,646)	49,836
Operating expenses	(16,427)	(4,453)	(6,838)	(1,466)	(2,976)	2,646	(29,514)

Operating profit/(loss)	9,760	4,784	4,891	912	(25)	–	20,322
Share of profit in associates and joint ventures	144	177	272	–	51	–	644

Profit before tax	9,904	4,961	5,163	912	26	–	20,966

Capital expenditure incurred[3]	1,583	411	1,783	102	594	–	4,473

1 Net operating income before loan impairment (charges)/recoveries and other credit risk provisions.
2 Net operating income:
External	25,000	8,258	13,998	1,668	912	–	49,836
Inter-segment	1,187	979	(2,269)	710	2,039	(2,646)	–
3 Expenditure incurred on property, plant and equipment and intangible assets.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 13 and 14

	Year ended 31 December 2004

			Corporate,
	Personal		Investment			Intra-
	Financial	Commercial	Banking	Private		HSBC
	Services	Banking	& Markets	Banking	Other	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	21,422	4,875	3,994	718	90	–	31,099
Net fee income	6,406	2,645	2,764	962	171	–	12,948
Trading income	320	234	1,935	257	40	–	2,786
Net investment income on assets backing policy- holders’ liabilities	635	324	9	–	44	–	1,012
Gains less losses from financial investments	79	6	197	39	219	–	540
Dividend income	16	37	548	5	16	–	622
Net earned insurance premiums.	3,652	1,072	86	–	558	–	5,368
Other operating income	360	513	1,029	24	2,050	(2,363)	1,613

Total operating income	32,890	9,706	10,562	2,005	3,188	(2,363)	55,988
Net insurance claims incurred and movement in policyholders’ liabilities	(2,953)	(1,264)	(59)	–	(359)	–	(4,635)

Net operating income[1]	29,937	8,442	10,503	2,005	2,829	(2,363)	51,353
Loan impairment (charges)/ recoveries and other credit risk provisions	(6,500)	(200)	499	11	(1)	–	(6,191)

Net operating income[2]	23,437	8,242	11,002	2,016	2,828	(2,363)	45,162
Operating expenses	(15,009)	(4,220)	(5,809)	(1,319)	(2,493)	2,363	(26,487)

Operating profit	8,428	4,022	5,193	697	335	–	18,675
Share of profit in associates and joint ventures	69	35	95	–	69	–	268

Profit before tax	8,497	4,057	5,288	697	404	–	18,943

Capital expenditure incurred[3]	1,415	614	1,919	142	538	–	4,628

1 Net operating income before loan impairment (charges)/recoveries and other credit risk provisions.
2 Net operating income:
External	22,760	7,419	12,239	1,704	1,040	–	45,162
Inter-segment	677	823	(1,237)	312	1,788	(2,363)	–
3 Expenditure incurred on property, plant and equipment and intangible assets.

14	Analysis of financial assets and liabilities by measurement basis

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. The summary of significant accounting policies in Note 2 describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category as defined in IAS 39 and by balance sheet heading.

Back to Contents

HSBC

	At 31 December 2006

						Financial	Derivatives	Derivatives
						assets and	designated	designated
			Held-to-		Available-	liabilities at	as fair value	as cash flow
	Held for	Designated	maturity	Loans and	for-sale	amortised	hedging	hedging
	trading	at fair value	securities	receivables	securities	cost	instruments	instruments	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
FINANCIAL ASSETS
Cash and balances at central banks	–	–	–	–	–	12,732	–	–	12,732
Items in the course of collection from other banks	–	–	–	–	–	14,144	–	–	14,144
Hong Kong Government certificates of indebtedness	–	–	–	13,165	–	–	–	–	13,165
Trading assets	328,147	–	–	–	–	–	–	–	328,147
Financial assets designated at fair value	–	20,573	–	–	–	–	–	–	20,573
Derivatives	99,752	–	–	–	–	–	201	3,749	103,702
Loans and advances to banks	–	–	–	185,205	–	–	–	–	185,205
Loans and advances to customers	–	–	–	868,133	–	–	–	–	868,133
Financial investments	–	–	9,371	–	195,435	–	–	–	204,806
Other assets	–	–	–	–	–	23,305	–	–	23,305
Accrued income	–	–	–	–	–	12,735	–	–	12,735

Total financial assets	427,899	20,573	9,371	1,066,503	195,435	62,916	201	3,749	1,786,647

FINANCIAL LIABILITIES
Hong Kong currency notes in circulation	–	–	–	13,165	–	–	–	–	13,165
Deposits by banks	–	–	–	–	–	99,694	–	–	99,694
Customer accounts	–	–	–	–	–	896,834	–	–	896,834
Items in the course of transmission to other banks	–	–	–	–	–	12,625	–	–	12,625
Trading liabilities	226,608	–	–	–	–	–	–	–	226,608
Financial liabilities designated at fair value	–	70,211	–	–	–	–	–	–	70,211
Derivatives	99,790	–	–	–	–	–	315	1,373	101,478
Debt securities in issue	–	–	–	–	–	230,325	–	–	230,325
Other liabilities	–	–	–	–	–	25,676	–	–	25,676
Accruals	–	–	–	–	–	15,057	–	–	15,057
Subordinated liabilities	–	–	–	–	–	22,672	–	–	22,672

Total financial liabilities	326,398	70,211	–	13,165	–	1,302,883	315	1,373	1,714,345

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 14

HSBC

	At 31 December 2005

						Financial	Derivatives	Derivatives
						assets and	designated	designated
			Held-to-		Available-	liabilities at	as fair value	as cash flow
	Held for	Designated	maturity	Loans and	for-sale	amortised	hedging	hedging
	trading	at fair value	securities	receivables	securities	cost	instruments	instruments	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
FINANCIAL ASSETS
Cash and balances at central banks	–	–	–	–	–	13,712	–	–	13,712
Items in the course of collection from other banks	–	–	–	–	–	11,300	–	–	11,300
Hong Kong Government certificates of indebtedness	–	–	–	12,554	–	–	–	–	12,554
Trading assets	232,909	–	–	–	–	–	–	–	232,909
Financial assets designated at fair value	–	15,046	–	–	–	–	–	–	15,046
Derivatives	70,251	–	–	–	–	–	149	3,528	73,928
Loans and advances to banks	–	–	–	125,965	–	–	–	–	125,965
Loans and advances to customers	–	–	–	740,002	–	–	–	–	740,002
Financial investments	–	–	8,515	–	173,827	–	–	–	182,342
Other assets	–	–	–	–	–	26,596	–	–	26,596
Accrued income	–	–	–	–	–	11,961	–	–	11,961

Total financial assets	303,160	15,046	8,515	878,521	173,827	63,569	149	3,528	1,446,315

FINANCIAL LIABILITIES
Hong Kong currency notes in circulation	–	–	–	12,554	–	–	–	–	12,554
Deposits by banks	–	–	–	–	–	69,727	–	–	69,727
Customer accounts	–	–	–	–	–	739,419	–	–	739,419
Items in the course of transmission to other banks	–	–	–	–	–	7,022	–	–	7,022
Trading liabilities	174,365	–	–	–	–	–	–	–	174,365
Financial liabilities designated at fair value	–	61,829	–	–	–	–	–	–	61,829
Derivatives	72,389	–	–	–	–	–	471	1,176	74,036
Debt securities in issue	–	–	–	–	–	188,072	–	–	188,072
Other liabilities	–	–	–	–	–	26,515	–	–	26,515
Accruals	–	–	–	–	–	12,689	–	–	12,689
Subordinated liabilities	–	–	–	–	–	16,537	–	–	16,537

Total financial liabilities	246,754	61,829	–	12,554	–	1,059,981	471	1,176	1,382,765

.

Back to Contents

HSBC Holdings

	At 31 December 2006

					Financial
					assets and
				Available-	liabilities at
	Held for	Designated	Loans and	for-sale	amortised
	trading	at fair value	receivables	securities	cost	Total
	US$m	US$m	US$m	US$m	US$m	US$m
FINANCIAL ASSETS
Cash at bank and in hand	–	–	–	–	729	729
Derivatives	1,599	–	–	–	–	1,599
Loans and advances to HSBC undertakings	–	–	14,456	–	–	14,456
Financial investments	–	–	–	3,614	–	3,614
Other assets	–	–	–	–	25	25

Total financial assets	1,599	–	14,456	3,614	754	20,423

FINANCIAL LIABILITIES
Amounts owed to HSBC undertakings	–	–	–	–	3,100	3,100
Financial liabilities designated at fair value	–	14,070	–	–	–	14,070
Derivatives	177	–	–	–	–	177
Subordinated liabilities	–	–	–	–	8,423	8,423
Other liabilities	–	–	–	–	1	1
Accruals	–	–	–	–	111	111

Total financial liabilities	177	14,070	–	–	11,635	25,882

	At 31 December 2005

					Financial
					assets and
				Available-	liabilities at
	Held for	Designated	Loans and	for-sale	amortised
	trading	at fair value	receivables	securities	cost	Total
	US$m	US$m	US$m	US$m	US$m	US$m
FINANCIAL ASSETS
Cash at bank and in hand	–	–	–	–	756	756
Derivatives	968	–	–	–	–	968
Loans and advances to HSBC undertakings	–	–	14,092	–	–	14,092
Financial investments	–	–	–	3,517	–	3,517
Other assets	–	–	–	–	25	25

Total financial assets	968	–	14,092	3,517	781	19,358

FINANCIAL LIABILITIES
Amounts owed to HSBC undertakings	–	–	–	–	4,075	4,075
Financial liabilities designated at fair value	–	13,370	–	–	–	13,370
Derivatives	286	–	–	–	–	286
Subordinated liabilities	–	–	–	–	5,236	5,236
Other liabilities	–	–	–	–	3	3
Accruals	–	–	–	–	95	95

Total financial liabilities	286	13,370	–	–	9,409	23,065

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 15 and 16

15	Trading assets

		2006	2005
		US$m	US$m
	Trading assets:
	– not subject to repledge or resale by counterparties	273,507	171,274
	– which may be repledged or resold by counterparties	54,640	61,635

		328,147	232,909

	Treasury and other eligible bills	21,759	12,746
	Debt securities	155,447	117,659
	Equity securities	27,149	20,203

		204,355	150,608

	Loans and advances to banks	52,006	29,806
	Loans and advances to customers	71,786	52,495

		328,147	232,909

The following table provides an analysis of trading securities which are valued at market value and the net gains/ (losses) resulting from trading activities:

	2006		2005

	Fair	Gains/	Fair	Gains/
	value	(losses)	value	(losses)
	US$m	US$m	US$m	US$m
US Treasury and US Government agencies	8,348	91	12,094	(21)
UK Government	6,176	77	3,225	2
Hong Kong Government	8,759	4	6,529	(16)
Other government	70,747	232	49,852	280
Asset-backed securities	15,781	3	3,361	(24)
Corporate debt and other securities	67,395	(27)	55,344	324
Equity securities	27,149	(30)	20,203	(117)

	204,355	350	150,608	428

Included within the above figures are debt securities issued by banks and other financial institutions of US$36,153 million (2005:US$16,888 million).

The following table analyses trading securities between those listed on a recognised exchange and those that are unlisted:

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m
Fair value at 31 December 2006
Listed on a recognised exchange[1]	1,373	112,403	25,337	139,113
Unlisted	20,386	43,044	1,812	65,242

	21,759	155,447	27,149	204,355

Fair value at 31 December 2005
Listed on a recognised exchange[1]	7,174	95,994	17,728	120,896
Unlisted	5,572	21,665	2,475	29,712

	12,746	117,659	20,203	150,608

1	Included within listed investments are US$4,309 million (2005: US$2,049 million) of investments listed in Hong Kong.

Back to Contents

The following table summarises HSBC’s trading portfolios by valuation methodology:

	Assets		Liabilities

			Trading
	Trading		securities –
	securities	Derivatives	short positions	Derivatives
	%	%	%	%
At 31 December 2006
Fair value based on:
Quoted market prices	82.2	1.9	93.2	2.6
Internal models with significant observable market parameters	17.8	96.3	6.8	96.5
Internal models with significant unobservable market parameters	–	1.8	–	0.9

	100.0	100.0	100.0	100.0

At 31 December 2005
Fair value based on:
Quoted market prices	87.6	6.0	96.0	5.7
Internal models with significant observable market parameters	12.4	91.5	4.0	92.4
Internal models with significant unobservable market parameters	–	2.5	–	1.9

	100.0	100.0	100.0	100.0

16	Financial assets designated at fair value

		2006	2005
		US$m	US$m
	Treasury and other eligible bills	133	53
	Debt securities	9,449	5,705
	Equity securities	10,602	8,533
	Loans and advances to banks	236	124
	Loans and advances to customers	153	631

		20,573	15,046

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m
Fair value at 31 December 2006
Listed on a recognised exchange[1]	133	4,939	9,212	14,284
Unlisted	–	4,510	1,390	5,900

	133	9,449	10,602	20,184

Fair value at 31 December 2005
Listed on a recognised exchange[1]	41	3,012	7,192	10,245
Unlisted	12	2,693	1,341	4,046

	53	5,705	8,533	14,291

1	Included within listed investments are US$1,014 million of investments listed in Hong Kong (2005: US$932 million).

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 16 and 17

The following table provides an analysis of securities designated at fair value:
	Market value

	2006	2005
	US$m	US$m

US Treasury and US Government agencies	92	86
UK Government	1,359	1,164
Hong Kong Government	216	171
Other government	2,131	1,358
Asset-backed securities	274	193
Corporate debt and other securities	5,510	2,786
Equities	10,602	8,533

	20,184	14,291

Included within the above figures are debt securities issued by banks and other financial institutions of US$2,438 million (2005: US$1,703 million).

17	Derivatives

	Fair values of derivatives by product contract type held by HSBC
		Assets			Liabilities

		Trading	Hedging	Total	Trading	Hedging	Total
		US$m	US$m	US$m	US$m	US$m	US$m
	At 31 December 2006
	Foreign exchange	30,648	2,399	33,047	(28,837)	(394)	(29,231)
	Interest rate	52,664	1,551	54,215	(52,927)	(1,287)	(54,214)
	Equities	10,767	–	10,767	(11,647)	(7)	(11,654)
	Credit derivatives	8,237	–	8,237	(8,611)	–	(8,611)
	Commodity and other	1,304	–	1,304	(1,636)	–	(1,636)

	Gross total fair values	103,620	3,950	107,570	(103,658)	(1,688)	(105,346)

	Netting			(3,868)			3,868

	Total			103,702			(101,478)

	At 31 December 2005
	Foreign exchange	21,082	263	21,345	(20,794)	(81)	(20,875)
	Interest rate	44,323	3,414	47,737	(46,580)	(1,566)	(48,146)
	Equities	4,833	–	4,833	(4,713)	–	(4,713)
	Credit derivatives	3,585	–	3,585	(3,509)	–	(3,509)
	Commodity and other	1,077	–	1,077	(1,442)	–	(1,442)

	Gross total fair values	74,900	3,677	78,577	(77,038)	(1,647)	(78,685)

	Netting			(4,649)			4,649

	Total			73,928			(74,036)

	Fair values of derivatives by product contract type held by HSBC Holdings with subsidiaries

		Year ended 31 December

	2006		2005
	Trading		Trading

	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m

Foreign exchange	1,557	–	896	144
Interest rate	42	177	72	142

Gross total fair values	1,599	177	968	286

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

Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. Asset values represent the cost to HSBC of replacing all transactions with a fair value in HSBC’s favour assuming that all

Back to Contents

HSBC’s relevant counterparties default at the same time, and that transactions can be replaced instantaneously. Liability values represent the cost to HSBC’s counterparties of replacing all their transactions with HSBC with a fair value in their favour if HSBC were to default. Derivative assets and liabilities on different transactions are only set off if the transactions are with the same counterparty, a legal right of set-off exists and the cash flows are intended to be settled on a net basis.

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

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 17

Contract amounts of derivatives held for trading purposes by product type
	HSBC		HSBC Holdings

	2006	2005	2006	2005
	US$m	US$m	US$m	US$m

Foreign exchange	2,182,005	1,721,456	9,869	10,224
Interest rate	9,843,601	6,731,721	5,304	5,304
Equities	207,016	101,364	–	–
Credit derivatives	1,109,828	511,741	–	–
Commodity and other	30,532	38,458	–	–

	13,372,982	9,104,740	15,173	15,528

Derivatives valued using models with unobservable inputs

The amount that has yet to be recognised in the consolidated income statement relating to the difference between the fair value at initial recognition (the transaction price) and the amount that would have arisen had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows:

	2006	2005
	US$m	US$m

Unamortised balance at 1 January	252	73
Deferral on new transactions	283	340
Recognised in the income statement during the period:
– amortisation	(59)	(56)
– subsequent to unobservable inputs becoming observable	(226)	(64)
– maturity or termination	(53)	(25)
Exchange differences	17	(16)

Unamortised balance at 31 December	214	252

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

The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and the type of hedge transactions. Derivatives may qualify as hedges for accounting purposes if they are fair value hedges, cash flow hedges, or investment hedges. These are described under the relevant headings below:

Contract amounts of derivatives held for hedging purposes by product type
	At 31 December 2006		At 31 December 2005

	Cash flow	Fair value	Cash flow	Fair value
	hedge	hedge	hedge	hedge
	US$m	US$m	US$m	US$m

Foreign exchange	21,765	2,985	16,940	2,699
Interest rate	201,635	24,279	174,875	19,745
Equities	–	30	–	–

	223,400	27,294	191,815	22,444

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

Back to Contents

The fair values of outstanding derivatives designated as fair value hedges at 31 December 2006 were assets of US$201 million (2005: US$149 million) and liabilities of
US$315 million (2005: US$471 million).

Gains or losses arising from fair value hedges
	2006	2005
	US$m	US$m
Gains/(losses):
– on hedging instruments	8	81
– on the hedged items attributable to the hedged risk	8	(67)

	16	14

Cash flow hedges

HSBC’s cash flow hedges consist principally of interest rate and cross-currency swaps that are used to protect against exposures to variability in future interest cash flows on non-trading assets and liabilities which bear interest at variable rates or which are expected to be re-funded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions. Gains and losses are initially recognised directly in equity, in the cash flow hedging reserve, and are transferred to the income statement when the forecast cash flows affect the income statement.

At 31 December 2006, the fair values of outstanding derivatives designated as cash flow hedges of forecast transactions were assets of US$3,749 million (2005: US$3,528 million) and liabilities of US$1,364 million (2005: US$1,062 million).

The schedule of forecast principal balances on which the expected interest cash flows arise as at 31 December 2006 is as follows:

		More than 3	5 years or less
	3 months	months but less	but more than	More than
	or less	than 1 year	1 year	5 years
	US$m	US$m	US$m	US$m
At 31 December 2006
Cash inflows from assets	61,649	51,471	22,271	496
Cash outflows from liabilities	(96,852)	(91,868)	(60,712)	(8,093)

Net cash outflows	(35,203)	(40,397)	(38,441)	(7,597)

At 31 December 2005
Cash inflows from assets	54,355	37,270	31,664	1,474
Cash outflows from liabilities	(80,744)	(64,622)	(47,918)	(1,799)

Net cash outflows	(26,389)	(27,352)	(16,254)	(325)

This table reflects the interest rate refixing profile of the underlying hedged items and 2005 balances have been adjusted to ensure consistency with the 2006 balances for this disclosure.

The gains and losses on ineffective portions of such derivatives are recognised immediately in the income statement. During the year to 31 December 2006, a loss of US$122 million (2005: US$96 million) was recognised due to hedge ineffectiveness.

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

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 17 and 18

At 31 December 2006, the fair values of outstanding financial instruments designated as hedges of net investments in foreign operations were liabilities of US$254 million (2005: US$114 million).

The ineffectiveness recognised in ‘Net trading income’ in the year ended 31 December 2006 that arose from hedges in foreign operations was nil (2005: nil).

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

As the valuation models are based upon assumptions, changing the assumptions changes the resultant estimate of fair value. HSBC performs various sensitivity analyses on its valuation assumptions. The potential effect of using reasonably possible alternative assumptions in valuation models has been quantified as a reduction in assets of approximately US$72 million (2005: US$77 million) using less favourable assumptions, and an increase in assets of approximately US$69 million (2005: US$73 million) using more favourable assumptions. The ranges of reasonably possible alternative assumptions are established by application of professional judgement to an analysis of the data available to support each assumption.

The total amount of the change in fair value estimated using a valuation technique that was recognised in the year ended 31 December 2006 was a loss of US$195 million (2005: US$129 million).

18	Financial investments

HSBC
	2006	2005
	US$m	US$m
Financial investments:
– not subject to repledge or resale by counterparties	197,055	176,301
– which may be repledged or resold by counterparties	7,751	6,041

	204,806	182,342

	2006		2005

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m

Treasury and other eligible bills	25,313	25,313	25,042	25,042
– available-for-sale	25,268	25,268	24,834	24,834
– held-to-maturity	45	45	208	208

Debt securities	171,196	171,498	149,781	149,962
– available-for-sale	161,870	161,870	141,699	141,699
– held-to-maturity	9,326	9,628	8,082	8,263

Equity securities	8,297	8,297	7,519	7,519

– available-for-sale	8,297	8,297	7,519	7,519

Total financial investments	204,806	205,108	182,342	182,523

Back to Contents

		Gross	Gross
	Amortised	unrealised	unrealised	Fair
	cost	gains	losses	value
	US$m	US$m	US$m	US$m

At 31 December 2006
US Treasury	10,219	5	(21)	10,203
US Government agencies	6,004	40	(76)	5,968
US Government sponsored entities	14,010	74	(285)	13,799
UK Government	7,515	10	(23)	7,502
Hong Kong Government	1,085	1	(6)	1,080
Other government	37,828	475	(105)	38,198
Asset-backed securities	26,752	9	(11)	26,750
Corporate debt and other securities	93,217	363	(269)	93,311
Equities	6,295	2,010	(8)	8,297

	202,925	2,987	(804)	205,108

At 31 December 2005
US Treasury	9,015	5	(23)	8,997
US Government agencies	4,173	52	(52)	4,173
US Government sponsored entities	16,099	82	(292)	15,889
UK Government	7,658	83	(1)	7,740
Hong Kong Government	4,429	2	(23)	4,408
Other government	34,623	317	(87)	34,853
Asset-backed securities	2,893	8	(12)	2,889
Corporate debt and other securities	96,018	452	(415)	96,055
Equities	6,414	1,111	(6)	7,519

	181,322	2,112	(911)	182,523

At 31 December 2004
US Treasury	7,998	25	(22)	8,001
US Government agencies	9,657	91	(94)	9,654
US Government sponsored entities	10,093	133	(48)	10,178
UK Government	11,510	1	(2)	11,509
Hong Kong Government	5,274	88	–	5,362
Other government	36,393	543	(290)	36,646
Asset-backed securities	13,367	28	(6)	13,389
Corporate debt and other securities	84,477	1,061	(136)	85,402
Equities	6,563	1,136	(10)	7,689

	185,332	3,106	(608)	187,830

Included within the above figures are debt securities issued by banks and other financial institutions of US$86,649 million (2005: US$68,954 million). The fair value of these was US$86,596 million (2005: US$68,933 million).

	Treasury	Treasury
	and other	and other	Debt	Debt
	eligible bills	eligible bills	securities	securities
	available-	held-to-	available-	held-to-	Equity
	for-sale	maturity	for-sale	maturity	securities	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Carrying amount at 31 December 2006
Listed on a recognised exchange	1,861	45	58,216	3,590	2,937	66,649
Unlisted	23,407	–	103,654	5,736	5,360	138,157

	25,268	45	161,870	9,326	8,297	204,806

Carrying amount at 31 December 2005
Listed on a recognised exchange	6,610	207	62,187	4,022	3,394	76,420
Unlisted	18,225	–	79,512	4,060	4,125	105,922

	24,835	207	141,699	8,082	7,519	182,342

The fair value of listed held-to-maturity debt securities as at 31 December 2006 was US$3,663 million (2005: US$4,143 million). Included within listed investments were US$1,179 million (2005: US$1,246 million) of investments listed in Hong Kong.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 18 and 19

The maturities of investment securities at carrying value are analysed as follows:
	At 31 December

	2006	2005
	US$m	US$m

Remaining contractual maturity of total debt securities:
1 year or less	63,932	50,991
5 years or less but over 1 year	55,145	56,956
10 years or less but over 5 years	12,015	10,902
over 10 years	40,104	30,932

	171,196	149,781

Remaining contractual maturity of debt securities available for sale:
1 year or less	63,382	50,559
5 years or less but over 1 year	53,497	55,531
10 years or less but over 5 years	8,827	8,636
over 10 years	36,164	26,973

	161,870	141,699

Remaining contractual maturity of debt securities held to maturity:
1 year or less	550	432
5 years or less but over 1 year	1,648	1,425
10 years or less but over 5 years	3,188	2,266
over 10 years	3,940	3,959

	9,326	8,082

The following table provides an analysis of contractual maturities and weighted average yields of investment debt securities as at 31 December 2006:

			After one year but		After five years but
	Within one year		within five years		within ten years		After ten years

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	US$m	%	US$m	%	US$m	%	US$m	%

Available-for-sale
US Treasury agencies	199	3.95	1,463	3.65	125	4.38	22	4.97
US Government agencies	409	4.81	461	5.30	100	5.10	4,449	5.13
US Government-sponsored agencies	145	2.97	927	2.78	1,533	2.66	9,560	4.85
UK Government	769	3.87	1,324	5.26	–	–	–	–
Hong Kong Government	265	2.22	205	2.75	194	4.88	–	–
Other governments	11,790	4.06	11,907	8.00	2,175	7.07	1,274	7.54
Asset-backed securities	4,554	4.79	1,228	5.65	1,928	5.24	19,042	5.45
Corporate debt and other securities	44,875	3.93	36,046	5.41	2,512	4.53	2,487	5.18

Total amortised cost	63,006		53,561		8,567		36,834

Total carrying value	63,382		53,497		8,827		36,164

Held-to-maturity
US Treasury agencies	3	5.88	3	5.06	26	4.23	77	5.11
US Government agencies	1	7.05	9	6.98	4	8.66	570	6.49
US Government-sponsored agencies	2	6.99	8	7.35	93	6.10	1,741	5.90
UK Government	–	–	–	–	–	–	–	–
Hong Kong Government	6	8.01	21	3.95	–	–	8	5.21
Other governments	126	4.20	135	5.95	130	4.84	594	4.94
Asset-backed securities	–	–	–	–	–	–	–	–
Corporate debt and other securities	412	3.96	1,472	4.73	2,935	4.83	950	4.92

Total amortised cost	550		1,648		3,188		3,940

Total carrying value	550		1,648		3,188		3,940

The maturity distributions of asset-backed securities are presented in the above table based upon contractual maturity dates. The weighted average yield for each range of maturities in the above table is calculated by dividing the annualised interest income for the year ended 31 December 2006 by the book amount of available-for-sale debt securities at that date. The yields do not include the effect of related derivatives.

Back to Contents

19	Securitisations and other structured transactions

HSBC enters into transactions in the normal course of business by which it transfers recognised financial assets directly to third parties or to special purpose entities. These transfers may give rise to the full or partial derecognition of the financial assets concerned.

	–	Full derecognition occurs when HSBC transfers its contractual right to receive cash flows from the financial assets, or retains the right but assumes an obligation to pass on the cash flows from the asset, and transfers substantially all the risks and rewards of ownership. The risks include credit, interest rate, currency, prepayment and other price risks.

	–	Partial derecognition occurs when HSBC sells or otherwise transfers financial assets in such a way that some but not substantially all of the risks and rewards of ownership are transferred but control is retained. These financial assets are recognised on the balance sheet to the extent of HSBC’s continuing involvement.

The majority of financial assets that do not qualify for derecognition are (i) debt securities held by counterparties as collateral under repurchase agreements or (ii) equity securities lent under securities lending agreements. The following table analyses the carrying amount of financial assets that did not qualify for derecognition during 2006 and 2005, and their associated financial liabilities:

	2006		2005

	Carrying	Carrying	Carrying	Carrying
	amount of	amount of	amount of	amount of
	transferred	associated	transferred	associated
	assets	liabilities	assets[1]	Liabilities[1]
	US$m	US$m	US$m	US$m

Nature of transaction
Repurchase agreements	67,558	66,127	62,663	62,880
Securities lending agreements	12,908	12,469	4,138	4,281

	80,466	78,596	66,801	67,161

1	2005 amounts for repurchase agreements and securities lending agreements have been reclassified to ensure a consistent presentation with 2006 balances for this disclosure.

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

The rights and obligations that HSBC retains from its continuing involvement in securitisations are initially recorded as an allocation of the fair value of the financial asset between the part that is derecognised and the part that continues to be recognised on the date of transfer. The following analyses the carrying amount of financial assets to the extent of HSBC’s continuing involvement that qualified for partial derecognition during the year, and their associated liabilities:

Carrying
	Carrying	amount of	Carrying
	amount of	assets	amount of
	assets	(currently	associated
	(original)	recognised)	liabilities
	US$m	US$m	US$m

Securitisations
At 31 December 2006	20,095	599	306
At 31 December 2005	6,731	256	256

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 20

20	Interests in associates and joint ventures

Principal associates of HSBC
	At 31 December 2006		At 31 December 2005

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m

Listed
Bank of Communications Co., Limited	2,710	11,065	2,480	4,143
Ping An Insurance (Group) Company of China, Limited	2,037	6,825	1,837	2,274
The Saudi British Bank Limited	978	4,700	772	8,800

	5,725	22,590	5,089	15,217

	At 31 December 2006

		HSBC’s	Issued
	Country of	interest in	equity
	incorporation	equity capital	capital

Listed
Bank of Communications Co., Limited	PRC[1]	19.90%	RMB45,804m
Ping An Insurance (Group) Company of China, Limited	PRC[1]	19.90%	RMB6,195m
The Saudi British Bank Limited	Saudi Arabia	40.00%	SR3,750m

Unlisted
Barrowgate Limited[2,3]	Hong Kong	24.64%	–
British Arab Commercial Bank Limited	England	46.51%	US$81m
			£32m fully paid
			£5m nil paid
Erisa S.A.	France	49.99%	€115m
Financiera Independencia S.A. de C.V.	Mexico	19.90%	MXP64m
Industrial Bank Company Limited[3,4]	PRC[1]	15.98%	RMB3,999m
Wells Fargo HSBC Trade Bank, N.A5	United States	20.00%	–

AEA Investors (Cayman) I LP6,7
HSBC PE European No. 2 LP7,8
Montagu III LP7,8
Ortigas & Company LP9
Private Equity Portfolio (Investment) LP Inc[7,8]

1	People’s Republic of China.
2	Issued equity capital is less than HK$1 million.
3	Investment held through Hang Seng Bank Limited, a 62.14 per cent owned subsidiary of HSBC.
4	Industrial Bank Company Limited listed on the Shanghai Stock Exchange on 5 February 2007.
5	Issued equity capital is less than US$1 million.
6	Venture Capital Limited partnership. Address of principal place of business is c/o Walkers SPV Limited, Walker House, 87 Mary Street, PO Box 908GT, George Town, Grand Cayman, Cayman Islands.
7	Limited partnership where the group owns more than 50 per cent but does not have control due to the limitations within these types of entities.
8	Limited partnership. Address of principal place of business is 68 Upper Thames Street, London EC4V 3PE.
9	Limited partnership. Address of principal place of business is 9/F Ortigas Building, Ortigas Avenue, Pasig City, Philippines.

All the above investments in associates are owned by subsidiaries of HSBC Holdings. On 6 February 2006, HSBC disposed of its 21.16 per cent shareholding in the Cyprus Popular Bank Limited (trading as Laiki Group).
HSBC had US$4,747 million (2005: US$4,317 million) of investments in associates and joint ventures listed in Hong Kong.

For the year ended 31 December 2006, HSBC’s share of associates and joint ventures tax on profit was US$279 million (2005: US$225 million), which is included within share of profit in associates and joint ventures in the income statement.

Back to Contents

Summarised aggregate financial information on associates
	2006	2005
	US$m	US$m

HSBC’s share of:
– assets	83,096	63,347
– liabilities	77,446	58,883
– revenues	5,521	3,330
– profit after tax	823	546

HSBC’s share of associates’ contingent liabilities amounted to US$13,824 million at 31 December 2006 (2005: US$7,818 million). No matters arose where HSBC was severally liable.

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

HSBC’s 19.9 per cent investment in Ping An Insurance (Group) Company of China, Limited was equity accounted with effect from 31 August 2005, reflecting HSBC’s significant influence over this associate. HSBC’s significant influence was established as a result of the acquisition of an additional participation of 9.91 per cent on 31 August 2005, for a consideration of US$1,039 million.

HSBC’s significant influence on Bank of Communications Co., Limited was established as a result of representation on the Board of Directors, and in accordance with the Technical Support and Assistance Agreements, HSBC is assisting in the development of financial and operating policies and a number of staff have been seconded to assist in this process.

The statutory accounting reference date of Bank of Communications Co., Limited, Ping An Insurance (Group) Company of China, Limited and Industrial Bank Company Limited is 31 December. For the year ended 31 December 2006, these companies were included on the basis of financial statements made up for the twelve months to 30 September 2006, taking into account changes in the subsequent period from 1 October 2006 to 31 December 2006 that would have materially affected their results.

HSBC also has a 100 per cent interest in the issued preferred stock (less than US$1 million) of Wells Fargo HSBC Trade Bank, N.A. HSBC has a 40 per cent economic interest in Wells Fargo HSBC Trade Bank, N.A. by virtue of the joint agreement under which HSBC’s equity capital and preferred stock interests are being held.

HSBC acquired 19.9 per cent of Financiera Independencia S.A. de C.V. on 20 June 2006. The investment was equity accounted from that date, reflecting HSBC’s significant influence over this associate.

Principal interests in joint ventures
At 31 December 2006

HSBC’s
			interest in	Issued
	Country of	Principal	equity	equity
	incorporation	activity	capital	capital

Investment
HSBC Saudi Arabia Limited	Saudi Arabia	banking	60%	SR50m

HSBC Saudi Arabia Limited has been established as a joint venture between HSBC and The Saudi British Bank, operating from July 2006. The ownership of HSBC Saudi Arabia Limited is split between HSBC, with 60 per cent, and The Saudi British Bank, with 40 per cent. The strategic financial and operating decisions of HSBC Saudi Arabia Limited require unanimous consent of HSBC and The Saudi British Bank.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 20 and 21

	Summarised aggregate financial information on joint ventures
		2006	2005
		US$m	US$m
	HSBC’s share of:
	– current assets	125	95
	– non-current assets	107	55
	– current liabilities	98	34
	– non-current liabilities	87	107
	– income	102	118
	– expenses	79	20

21	Goodwill and intangible assets

	Goodwill and intangible assets includes goodwill arising on business combinations, the present value of in-force long-term insurance business, and other intangible assets.

Goodwill
			Rest of
			Asia-	North	Latin
	Europe	Hong Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Cost
At 1 January 2006	13,777	120	270	12,424	2,634	29,225
Additions	29	–	34	55	1,608	1,726
Exchange differences	1,428	4	25	–	20	1,477
Other changes	–	–	(4)	48	–	44

At 31 December 2006	15,234	124	325	12,527	4,262	32,472

Cost (restated)
At 1 January 2005	15,873	120	284	11,594	2,491	30,362
Additions	108	1	4	534	13	660
Disposals	(70)	–	–	(3)	–	(73)
Exchange differences	(2,137)	(1)	(17)	328	185	(1,642)
Other changes	3	–	(1)	(29)	(55)	(82)

At 31 December 2005	13,777	120	270	12,424	2,634	29,225

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly. See Note 13.

The addition to goodwill in Latin America related principally to the acquisition of Grupo Banistmo, S.A. on 23 November 2006.

The present value of in-force long-term insurance business (‘PVIF’)

Movement on the PVIF
	2006	2005
	US$m	US$m

At 1 January	1,400	1,877
IFRSs transition adjustment at 1 January 2005[1]	–	(384)
Addition from current year new business	254	289
Movement from in-force business	(203)	(268)
Exchange differences and other movements	98	(114)

At 31 December	1,549	1,400

1	For an explanation of the IFRSs transition adjustment at 1 January 2005, see Note 46 on the Financial Statements in the Annual Report and Accounts 2005.

Back to Contents

PVIF-specific assumptions
The key assumptions used in the computation of PVIF for HSBC’s main life insurance operations were:
	2006		2005

	UK	Hong Kong	UK	Hong Kong
	%	%	%	%

Risk free rate	4.30	3.73	3.90	4.19
Risk discount rate	8.00	11.00	8.00	11.00
Expenses inflation	3.40	3.00	3.20	3.00

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

Other intangible assets

The analysis of the movement of intangible assets, excluding the PVIF, was as follows:

					Customer/
		Mortgage	Internally		merchant
	Trade	servicing	generated	Purchased	relation-
	names	rights	software	software	ships	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Cost
At 1 January 2006	43	979	2,094	295	1,034	373	4,818
Additions[1]	–	99	589	70	96	3	857
Acquisition of subsidiaries	15	–	–	6	195	114	330
Disposals	–	–	(3)	(21)	–	(1)	(25)
Amounts written-off	–	–	–	–	(71)	–	(71)
Exchange differences	(1)	–	150	17	28	39	233
Other changes	–	–	41	278	373	(349)	343

At 31 December 2006	57	1,078	2,871	645	1,655	179	6,485

Accumulated amortisation
At 1 January 2006	(15)	(560)	(1,301)	(170)	(173)	(24)	(2,243)
Charge for the year[2]	(7)	(59)	(345)	(107)	(137)	(36)	(691)
Impairment	–	–	(25)	(3)	(56)	–	(84)
Disposals	–	–	–	20	–	–	20
Amounts written-off	–	–	–	–	71	–	71
Exchange differences	1	–	(97)	(13)	(1)	(4)	(114)
Other changes	–	–	(4)	(153)	(24)	51	(130)

At 31 December 2006	(21)	(619)	(1,772)	(426)	(320)	(13)	(3,171)

Net carrying amount at 31 December 2006	36	459	1,099	219	1,335	166	3,314

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 21 and 22

					Customer/
		Mortgage	Internally		merchant
	Trade	servicing	generated	Purchased	relation-
	names	rights	software	software	ships	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Cost
At 1 January 2005	41	791	1,823	210	764	393	4,022
Additions[1]	–	136	420	49	13	8	626
Acquisition of subsidiaries	–	–	–	–	271	–	271
Disposals	–	–	–	(63)	(15)	(1)	(79)
Exchange differences	2	2	(104)	(19)	(72)	(44)	(235)
Other changes	–	50	(45)	118	73	17	213

At 31 December 2005	43	979	2,094	295	1,034	373	4,818

Accumulated amortisation
At 1 January 2005	(8)	(474)	(1,064)	(115)	(95)	(7)	(1,763)
Charge for the year[2]	(6)	(27)	(354)	(76)	(99)	(19)	(581)
Disposals	–	–	–	29	–	–	29
Exchange differences	(1)	1	123	(37)	5	2	93
Other changes	–	(60)	(6)	29	16	–	(21)

At 31 December 2005	(15)	(560)	(1,301)	(170)	(173)	(24)	(2,243)

Net carrying amount at 31 December 2005	28	419	793	125	861	349	2,575

	1	At 31 December 2006, HSBC had US$23 million (2005: US$56 million) of contractual commitments to acquire intangible assets.
	2	The amortisation charge for the year is recognised within the income statement under ‘Amortisation and impairment of intangible assets’, with the exception of the amortisation of mortgage servicing rights that is charged to net fee income.

22	Impairment of assets other than financial instruments

During 2006 there was no impairment of goodwill (2005: nil; 2004: nil). Impairment testing in respect of goodwill is performed annually by comparing the recoverable amount of cash generating units (‘CGUs’) determined at 1 July 2006 based on a value in use calculation. That calculation uses cash flow estimates based on management’s cash flow projections, extrapolated in perpetuity using a nominal long-term growth rate based on current GDP and inflation for the countries within which the CGU operates. Cash flows are extrapolated in perpetuity due to the long-term perspective within the Group of the business units making up the CGUs. The discount rate used is based on the cost of capital HSBC allocates to investments in the countries within which the CGU operates.

The cost of capital assigned to an individual CGU and used to discount its future cash flows can have a significant effect on its valuation. The cost of capital percentage is generally derived from an appropriate capital asset pricing model, which itself depends on inputs reflecting a number of financial and economic variables including the risk-free rate in the country concerned and a premium to reflect the inherent risk of the business being evaluated. These variables are established on the basis of management judgement.

Management judgement is required in estimating the future cash flows of the CGUs. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are available, and to assumptions regarding the long-term sustainable pattern of cash flows thereafter. While the acceptable range within which underlying assumptions can be applied is governed by the requirement for resulting forecasts to be compared with actual performance and verifiable economic data in future years, the cash flow forecasts necessarily and appropriately reflect management’s view of future business prospects.

The following CGUs include in their carrying value goodwill that is a significant proportion of total goodwill reported by HSBC. These CGUs do not carry on their balance sheets any intangible assets with indefinite useful lives, other than goodwill.

Back to Contents

	2006			2005

			Nominal			Nominal
			growth rate			growth rate
			beyond			beyond
	Goodwill at		initial	Goodwill at		initial
	1 July	Discount	cash flow	1 July	Discount	cash flow
Cash Generating Unit	2006	rate	projections	2005	rate	projections
	US$m	%	%	US$m	%	%

Personal Financial Services – Europe	4,149	10.6	5.0	3,515	10.2	4.3
Commercial Banking – Europe	2,948	10.2	4.5	2,913	9.9	3.9
Private Banking – Europe	4,417	10.0	4.2	3,701	10.0	3.2
Corporate, Investment Banking and Markets – Europe	3,792	8.2	4.5	3,694	10.1	4.0
Personal Financial Services – North America	12,205	10.0	5.8	10,451	10.0	6.1

Total goodwill in the CGUs listed above	27,511			24,274

There was no evidence of impairment arising from this review. The only circumstances where a reasonably possible change in key assumptions might have caused an impairment loss to be recognised was in respect of Private Banking Europe where a fall of 0.9 per cent in the long-term growth rate beyond the initial cash flow projections, or an increase of 0.8 per cent in the discount rate would have caused an impairment loss to be recognised. Recognising this, the calculation of the value in use for Private Banking – Europe, based on discounted projected cash flows, has been additionally benchmarked against market transactions in private banking companies in Europe to ensure the carrying value is supportable.

At 1 July 2006, aggregate goodwill of US$2,833 million had been allocated to CGUs that were not considered individually significant. These CGUs do not carry on their balance sheets any intangible assets with indefinite useful lives, other than goodwill.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 23

23	Property, plant and equipment

HSBC

Property, plant and equipment

		Long	Short		Equipment
	Freehold	leasehold	leasehold	Equipment,	on
	land and	land and	land and	fixtures	operating
	buildings	buildings	buildings [1]	and fittings [2]	leases	Total [3]
	US$m	US$m	US$m	US$m	US$m	US$m

Cost or fair value
At 1 January 2006	4,828	2,235	2,265	8,639	4,964	22,931
Additions at cost[4]	376	24	253	1,473	274	2,400
Acquisition of subsidiaries	189	–	17	55	1	262
Fair value adjustments	64	77	23	–	–	164
Disposals	(407)	(421)	(66)	(972)	(28)	(1,894)
Transfers	–	(38)	38	–	–	–
Exchange differences	287	102	65	633	474	1,561
Other changes	(6)	(43)	(21)	(126)	238	42

At 31 December 2006	5,331	1,936	2,574	9,702	5,923	25,466

Accumulated depreciation
At 1 January 2006	(252)	(132)	(604)	(5,418)	(1,319)	(7,725)
Depreciation charge for the year	(85)	(46)	(131)	(1,075)	(177)	(1,514)
Disposals	30	2	59	915	89	1,095
Transfers	–	1	(1)	–	–	–
Exchange differences	(28)	(8)	(40)	(401)	(190)	(667)
Other changes	(7)	15	(6)	5	(238)	(231)

At 31 December 2006	(342)	(168)	(723)	(5,974)	(1,835)	(9,042)

Net carrying amount at 31 December 2006	4,989	1,768	1,851	3,728	4,088	16,424

Cost or fair value
At 1 January 2005	4,384	2,153	2,252	8,722	6,117	23,628
Additions at cost[4]	601	142	124	1,269	751	2,887
Acquisition of subsidiaries	10	–	5	14	–	29
Fair value adjustments	48	95	58	–	–	201
Disposals	(224)	(87)	(77)	(542)	(359)	(1,289)
Transfers	30	–	(30)	–	–	–
Exchange differences	(245)	(82)	(55)	(445)	(660)	(1,487)
Other changes	224	14	(12)	(379)	(885)	(1,038)

At 31 December 2005	4,828	2,235	2,265	8,639	4,964	22,931

Accumulated depreciation
At 1 January 2005	(204)	(74)	(590)	(5,375)	(1,761)	(8,004)
Depreciation charge for the year	(76)	(55)	(101)	(1,082)	(318)	(1,632)
Disposals	6	–	51	431	243	731
Exchange differences	18	5	35	285	182	525
Other changes	4	(8)	1	323	335	655

At 31 December 2005	(252)	(132)	(604)	(5,418)	(1,319)	(7,725)

Net carrying amount at 31 December 2005	4,576	2,103	1,661	3,221	3,645	15,206

Leasehold land and buildings are considered to be held under finance lease contracts where the value of the land cannot reliably be separated from the value of the lease, and the respective contracts do not meet the criteria for classification as operating leases.
1	Including assets held on finance leases with a net book value of US$11 million (2005: US$7 million).
2	Including assets held on finance leases with a net book value of US$450 million (2005: US$327 million).
3	Including assets with a net book value of US$425 million (2005: US$13 million) pledged as security for liabilities.
4	At 31 December 2006, HSBC had US$1,380 million (2005: US$1,256 million) of contractual commitments to acquire property, plant and equipment.

Back to Contents
Included within ‘Short leasehold land and buildings’ are the following amounts in respect of assets classed as improvements to buildings, which are carried at depreciated historical cost:

	2006		2005

		Accumulated		Accumulated
	Cost	depreciation	Cost	depreciation
	US$m	US$m	US$m	US$m

At 1 January	1,026	(315)	993	(347)
Additions	218	–	124	–
Disposals	(67)	47	(58)	36
Depreciation charge for the year	–	(35)	–	(22)
Impairment loss recognised	–	(3)	–	–
Exchange differences	63	(37)	(52)	32
Other changes	37	(8)	19	(14)

At 31 December	1,277	(351)	1,026	(315)

Net carrying amount at 31 December	926		711

Investment properties
The composition of the investment properties at fair value in the year was as follows:

		Long	Short
	Freehold	leasehold	leasehold
	land and	land and	land and
	buildings	buildings	buildings	Total
	US$m	US$m	US$m	US$m
Fair value
At 1 January 2006	1,438	477	255	2,170
Additions at cost	179	–	–	179
Disposals	(178)	(371)	(8)	(557)
Fair value adjustments	64	77	23	164
Exchange differences	42	12	–	54
Other changes	(12)	(21)	(28)	(61)

At 31 December 2006	1,533	174	242	1,949

At 1 January 2005	704	250	209	1,163
Additions at cost	455	137	–	592
Disposals	(47)	(3)	(12)	(62)
Fair value adjustments	48	95	58	201
Exchange differences	(8)	(4)	–	(12)
Other changes	286	2	–	288

At 31 December 2005	1,438	477	255	2,170

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

As a result of the revaluation, the net book value of investment properties increased by US$164 million (2005: surplus of US$201 million), which was credited to the income statement for the year ended 31 December 2006.

HSBC Holdings had no investment properties at 31 December 2006 or 2005.

Included within ‘Other operating income’ was rental income of US$153 million (2005: US$116 million) earned by HSBC on its investment properties. Direct operating expenses of US$61 million (2005: US$39 million) incurred in respect of the investment properties during the year were recognised in ‘General and administrative expenses’. Direct operating expenses arising in respect of investment properties that did not generate rental income during 2006 amounted to nil (2005: US$3 million).

HSBC recognised US$144 million (2005: US$10 million) as contractual obligations to purchase, construct, develop, maintain or enhance investment properties.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 23 and 24

HSBC properties leased to customers

HSBC properties leased to customers included US$470 million at 31 December 2006 (2005: US$646 million) let under operating leases, net of accumulated depreciation of US$53 million (2005: US$42 million). None was held by HSBC Holdings.

24	Investments in subsidiaries

Principal subsidiary undertakings of HSBC Holdings

	At 31 December 2006

		HSBC’s
	Country of	interest in
	incorporation	equity capital	Issued equity
	or registration	%	capital
Europe
HFC Bank Limited	England	100	£109m
HSBC Investments (UK) Limited	England	100	£37m
HSBC Asset Finance (UK) Limited	England	100	£265m
HSBC Bank A.S.	Turkey	100	TRL277m
HSBC Bank Malta p.l.c.	Malta	70.03	Lm36m
HSBC Bank Middle East Limited	Jersey	100	US$431m
HSBC Bank plc	England	100	£797m
HSBC France	France	99.99	€378m
HSBC Guyerzeller Bank AG	Switzerland	100	SFr95m
HSBC Insurance Brokers Limited	England	100	£2.8m
HSBC Life (UK) Limited	England	100	£94m
HSBC Private Bank (Guernsey) Limited	Guernsey	100	US$22m
HSBC Private Bank (Suisse) S.A.	Switzerland	100	SFr683m
HSBC Private Bank (UK) Limited	England	100	£177m
HSBC Trinkaus & Burkhardt AG	Germany	78.60	€70m

Hong Kong
Hang Seng Bank Limited	Hong Kong	62.14	HK$9,559m
HSBC Insurance (Asia) Limited	Hong Kong	100	HK$125m
HSBC Life (International) Limited	Bermuda	100	HK$327m
The Hongkong and Shanghai Banking Corporation Limited	Hong Kong	100	HK$22,494m

Rest of Asia-Pacific
HSBC Bank Australia Limited	Australia	100	A$811m
HSBC Bank Egypt S.A.E.	Egypt	94.53	E£1,073m
HSBC Investments (Taiwan) Limited	Taiwan	100	TWD788m
HSBC Bank Malaysia Berhad	Malaysia	100	RM$114m

North America
The Bank of Bermuda Limited	Bermuda	100	US$ 30m
HSBC Bank Canada	Canada	100	C$ 1,125m
HSBC Bank USA, N.A.	United States	100	US$ 2m
HSBC Finance Corporation	United States	100	US$ 3,038m
HSBC Securities (USA) Inc.	United States	100	–[1]
HSBC Technology & Services (USA) Inc.	United States	100	–[1]

Latin America
HSBC Bank Argentina S.A.	Argentina	99.99	ARS1,103m
HSBC Bank Brasil S.A. – Banco Múltiplo	Brazil	100	BRL2,147m
HSBC La Buenos Aires Seguros S.A.	Argentina	99.53	ARS44m
HSBC Mexico S.A.	Mexico	99.99	MXP3,930m
HSBC Seguros (Brasil) S.A.	Brazil	97.94	BRL350m
Maxima S.A. AFJP	Argentina	59.99	ARS200m
Primer Banco del Istmo, S.A.	Panama	99.39	US$ 576m

1	Issued equity capital is less than US$1 million.
2	Details of the debt, subordinated debt and preference shares issued by the principal subsidiaries to parties external to the Group are included in the Notes 28 ‘Debt securities in issue’, 32 ‘Subordinated liabilities’ and 37 ‘Minority interests’ respectively.

All the above subsidiaries are included in the HSBC consolidated financial statements.

Back to Contents
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

During 2006 and 2005, none of the Group’s subsidiaries has experienced significant restrictions on paying dividends or repaying loans and advances.

Subsidiaries where HSBC owns less than 50 per cent of the voting rights

	HSBC’s
	interest in	Description of relationship
Subsidiary	equity capital	that gives HSBC control
%
2006
Beijing HSBC Insurance Brokers Limited	24.9	HSBC has the right to appoint the majority of the board, therefore has management control.
HSBC Insurance Brokers (India) Private Limited	25.9	HSBC has the right to appoint the majority of the board, therefore has management control.
HSBC Private Equity Fund 3	38.8	HSBC is the fund manager and controls the fund.
HSBC Global Technology Alpha Fund	23.9	The fund is a ‘Wider Purpose Fund’ and consolidation is required under IAS 27 ‘Consolidated and Separate Financial Statements’.
2005
Beijing HSBC Insurance Brokers Limited	24.9	HSBC has the right to appoint the majority of the board, therefore has management control.
HSBC Insurance Brokers (India) Private Limited	25.9	HSBC has the right to appoint the majority of the board, therefore has management control.
HSBC Private Equity Fund 3	38.8	HSBC is the fund manager and controls the fund.
HSBC Continental European Alpha Fund	6.1	The fund is a ‘Wider Purpose Fund’ and consolidation is required under IAS 27.
HSBC Global Technology Alpha Fund	48.7	The fund is a ‘Wider Purpose Fund’ and consolidation is required under IAS 27.

Investments where HSBC owns 20 per cent or more of the voting rights but does not classify the investment as a subsidiary, joint venture or associate

	HSBC’s
	interest in	Description of relationship that results in HSBC accounting
Investment	equity capital	for entity as an investment
%
2005
Zhong-Run Company Limited	25.0	Entity is held by a venture capital organisation which is exempt from classifying investments as associates under IAS 28.

In 2006 there were no significant investments where HSBC owned 20 per cent or more of the voting rights but did not classify the investment as a subsidiary, joint venture or associate.

Acquisitions

HSBC made the following acquisitions of subsidiaries or business operations in 2006, which were accounted for using the purchase method:

On 23 November 2006 HSBC acquired 99.98 per cent of Grupo Banistmo, S.A. (‘Banistmo’) for a total consideration of US$1,968 million, comprising US$1,773 million in cash and US$195 million in contingent consideration. The contingent consideration is in respect of a binding offer to preference shareholders for the

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 24, 25 and 26

purchase of their preference shares within one year after acquisition. Banistmo is a leading banking group in Central America and has operations in Panama, Colombia, Costa Rica, El Salvador, Honduras and Nicaragua. The post-acquisition profit of Banistmo was US$1 million.

Goodwill of US$1,450 million arose from this acquisition. The goodwill on the Banistmo acquisition represents value obtainable from synergies with HSBC, expertise HSBC brings to the proposition and the access to the Central American market that the acquisition provides to the Group.

HSBC also made the following acquisitions of significant subsidiaries or business operations in 2006, which were accounted for using the purchase method:

(i)	On 30 April 2006 HSBC acquired the entire share capital of BNL Inversiones Argentinas S.A., the holding company of the bank Banca Nazionale del Lavoro S.A., which had net liabilities of US$3 million, for a cash consideration of US$155 million. Goodwill of US$158 million arose on acquisition.

(ii)	On 4 October 2006 HSBC acquired the entire share capital of Solstice Capital Group Inc. for a cash consideration of US$50 million. Goodwill of US$46 million arose on acquisition.

(iii)	On 4 September 2006 HSBC acquired the Australian custody business from Westpac Banking Corporation for a total consideration of US$105 million, comprising US$91 million in cash and US$14 million contingent consideration. Goodwill of US$32 million arose on acquisition.

The fair values of the assets, liabilities and contingent liabilities of the companies acquired during the year, which relate principally to Banistmo, were as follows:

		Carrying value
		immediately
	Fair	prior to
	value	acquisition
	US$m	US$m
At date of acquisition
Cash and balances at central banks	244	244
Items in the course of collection from other banks	91	91
Trading assets	29	29
Loans and advances to banks	1,473	1,473
Loans and advances to customers	7,031	7,031
Financial investments	1,224	1,227
Interests in associates and joint ventures	16	16
Intangible assets	330	169
Property, plant and equipment	262	260
Prepayments and accrued income	111	111
Other assets	582	575
Deposits by banks	(1,706)	(1,706)
Customer accounts	(7,652)	(7,652)
Items in the course of transmission to other banks	(119)	(119)
Debt securities in issue	(238)	(238)
Retirement benefit liabilities	(10)	(10)
Provisions	(154)	(72)
Other liabilities	(550)	(550)
Liabilities under insurance contracts issued	(72)	(72)
Accruals and deferred income	(73)	(73)
Subordinated liabilities	(93)	(93)
Less: minority interests	(134)	(134)

Net assets acquired	592	507

Goodwill attributable:
Subsidiaries (Note 21)	1,686

Total consideration including costs of acquisition	2,278

Included within provisions above are US$46 million of contingent liabilities recognised on acquisition.

In addition to the above, there were other minor acquisitions and increases in investment in subsidiaries which increased goodwill by US$40 million.

Back to Contents
In addition to cash and balances at central banks, items in the course of collection from other banks and items in the course of transmission to other banks, included in the assets and liabilities acquired above are cash and cash equivalents of US$736 million.

25	Other assets

	2006	2005
	US$m	US$m
Bullion	3,145	2,358
Assets held for sale	1,826	959
Reinsurers’ share of liabilities under insurance contracts (Note 30)	1,769	1,545
Current taxation recoverable	380	496
Deferred taxation (Note 31)	3,241	2,665
Endorsements and acceptances	9,577	7,973
Other accounts	13,506	10,600

	33,444	26,596

Assets held for sale
	2006	2005
	US$m	US$m
Disposal groups and non-current assets held for sale
Interests in associates	25	162
Property, plant and equipment	1,149	774
Receivables	634	23
Other	18	–

Total assets classified as held for sale	1,826	959

Property, plant and equipment

The property, plant and equipment classified as held for sale is the result of repossession of property that had been pledged as collateral by customers. These assets are disposed of within 12 months of acquisition. Neither a gain nor loss was recognised on reclassifying these assets as held for sale. The majority arose within the geographical segment North America.

Receivables

The receivables classified as held for sale in 2006 relate mainly to a residential mortgage book in New Zealand for which an agreement to negotiate the sale was entered into in January 2007. Neither a gain nor loss was recognised on reclassifying these assets as held for sale. These assets are presented within the geographical segment Rest of Asia-Pacific.

26	Trading liabilities

	2006	2005
	US$m	US$m
Deposits by banks	32,040	20,829
Customer accounts	89,166	59,864
Other debt securities in issue	34,115	26,976
Other liabilities – net short positions	71,287	66,696

	226,608	174,365

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 27, 28 and 29

27	Financial liabilities designated at fair value

	HSBC
		2006	2005
		US$m	US$m

	Deposits by banks and customer accounts	577	253
	Liabilities to customers under investment contracts	13,278	10,445
	Debt securities in issue (Note 28)	33,167	28,338
	Subordinated liabilities (Note 32)	18,503	18,447
	Preference shares (Note 32)	4,686	4,346

		70,211	61,829

	The carrying amount at 31 December 2006 of financial liabilities designated at fair value was US$1,257 million (2005: US$1,899 million) higher than the contractual amount at maturity. At 31 December 2006, the accumulated amount of the change in fair value attributable to changes in credit risk was US$1,535 million (2005: US$1,144 million).

HSBC Holdings
	2006	2005
	US$m	US$m
Subordinated liabilities (Note 32):
– owed to third parties	9,839	9,315
– owed to HSBC undertakings	4,231	4,055

	14,070	13,370

The carrying amount at 31 December 2006 of financial liabilities designated at fair value was US$551 million (2005: US$910 million) higher than the contractual amount at maturity. At 31 December 2006, the accumulated amount of the change in fair value attributable to changes in credit risk was US$335 million (2005: US$398 million).

28	Debt securities in issue

		2006	2005
		US$m	US$m

	Bonds and medium term notes	203,404	165,773
	Other debt securities in issue	94,203	77,613

		297,607	243,386
	Of which debt securities in issue reported as:
	– trading liabilities	(34,115)	(26,976)
	– financial liabilities designated at fair value (Note 27)	(33,167)	(28,338)

		230,325	188,072

	Certain debt securities in issue are managed on a fair value basis as part of HSBC’s interest rate risk management policies. The hedged portion of these debt securities is presented within the balance sheet caption ‘Financial liabilities designated at fair value’, with the remaining portion included within ‘Trading liabilities’.

	The following table analyses the carrying amount of bonds and medium term notes in issue at 31 December with original maturities greater than one year:

Back to Contents

	2006	2005
	US$m	US$m
Fixed rate
Debentures – 8.375%: due 2007	100	101
Secured financing:
1.14% to 3.99%: due 2007	195	1,669
4.00% to 4.99%: due 2007 to 2010	1,730	5,090
5.00% to 5.99%: due 2007 to 2011	6,096	843
6.00% to 6.99%: due 2007 to 2011	–	41
7.00% to 7.99%: due 2007 to 2011	98	141
8.00% to 8.99%: due 2007 to 2011	215	–
Other fixed rate senior debt:
2.15% to 3.99%: due 2007 to 2066	17,326	10,527
4.00% to 4.99%: due 2007 to 2046	17,759	32,295
5.00% to 5.99%: due 2007 to 2016	34,191	21,302
6.00% to 6.99%: due 2007 to 2036	16,196	25,356
7.00% to 7.99%: due 2007 to 2032	6,692	12,450
8.00% to 9.99%: due 2007 to 2015	1,665	2,743
10.00% or higher: due 2007 to 2010	399	890

	102,662	113,448

Variable interest rate
Secured financings – 5.00% to 9.99%: due 2007 to 2009	23,212	15,601
FHLB advances – 5.00% to 5.99%: due 2007 to 2036	5,000	5,000
Other variable interest rate senior debt – 2.16% to 9.99%: due 2007 to 2036	63,504	24,374

	91,716	44,975

Structured notes
Interest rate linked	379	2,748
Equity, equity index or credit linked	8,647	4,602

	9,026	7,350

Total bonds and medium term notes	203,404	165,773

29	Other liabilities

		HSBC		HSBC Holdings

		2006	2005	2006	2005
		US$m	US$m	US$m	US$m

	Amounts due to investors in funds consolidated by HSBC	966	683	–	–
	Current taxation	1,805	1,640	–	–
	Obligations under finance leases	707	639	–	–
	Dividend declared and payable by HSBC Holdings	1,507	1,193	1,507	1,193
	Endorsements and acceptances	9,577	8,033	–	–
	Other liabilities	15,262	14,327	10	10

		29,824	26,515	1,517	1,203

	Obligations under finance leases falling due:
	– within 1 year	41	25	–	–
	– between 1 and 5 years	21	54	–	–
	– over 5 years	645	560	–	–

		707	639	–	–

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 30

30	Liabilities under insurance contracts

		2006

			Reinsurers’
		Gross	share	Net
		US$m	US$m	US$m
	Non-life insurance liabilities
	Unearned premium provision	1,262	(176)	1,086
	Notified claims	949	(355)	594
	Claims incurred but not reported	460	(58)	402
	Other	268	(76)	192

		2,939	(665)	2,274

	Life insurance policyholders’ liabilities
	Life (non-linked)	11,026	(1,046)	9,980
	Investment contracts with discretionary participation features[1]	20	–	20
	Life (linked)	3,685	(58)	3,627

		14,731	(1,104)	13,627

	Total liabilities under insurance contracts	17,670	(1,769)	15,901

	2005

		Reinsurers’
	Gross	share	Net
	US$m	US$m	US$m
Non-life insurance liabilities
Unearned premium provision	1,346	(202)	1,144
Notified claims	872	(335)	537
Claims incurred but not reported	424	(130)	294
Other	229	(2)	227

	2,871	(669)	2,202

Life insurance policyholders’ liabilities
Life (non-linked)	8,369	(807)	7,562
Investment contracts with discretionary participation features[1]	9	–	9
Life (linked)	2,895	(69)	2,826

	11,273	(876)	10,397

Total liabilities under insurance contracts	14,144	(1,545)	12,599

1	Though investment contracts with discretionary participation features are financial instruments, HSBC continued to treat them as insurance contracts as permitted by IFRS 4.

Back to Contents

The movement of liabilities under insurance contracts during the year ended 31 December 2006 was as follows:

Non-life insurance liabilities
	2006

		Reinsurers’
	Gross	share	Net
	US$m	US$m	US$m
Unearned premium provision
At 1 January	1,346	(202)	1,144
Gross written premiums	1,824	(451)	1,373
Gross earned premiums	(1,946)	499	(1,447)
Exchange differences and other movements	38	(22)	16

At 31 December	1,262	(176)	1,086

Notified and incurred but not reported claims
At 1 January	1,296	(465)	831
Notified claims	872	(335)	537
Claims incurred but not reported	424	(130)	294

Claims paid in current year	(889)	228	(661)
Claims incurred in respect of current year	680	(147)	533
Claims incurred in respect of prior years	219	(24)	195
Exchange differences and other movements	103	(5)	98

At 31 December	1,409	(413)	996

Notified claims	949	(355)	594
Claims incurred but not reported	460	(58)	402
Other	268	(76)	192

Total non-life insurance liabilities	2,939	(665)	2,274

	2005

		Reinsurers’
	Gross	share	Net
	US$m	US$m	US$m
Unearned premium provision
At 1 January	1,250	(217)	1,033
Gross written premiums	2,364	(479)	1,885
Gross earned premiums	(2,139)	419	(1,720)
Exchange differences and other movements	(129)	75	(54)

At 31 December	1,346	(202)	1,144

Notified and incurred but not reported claims
At 1 January	1,360	(463)	897
Notified claims	871	(408)	463
Claims incurred but not reported	489	(55)	434

Claims paid in current year	(966)	146	(820)
Claims incurred in respect of current year	1,070	(150)	920
Claims incurred in respect of prior years	(32)	6	(26)
Exchange differences and other movements	(136)	(4)	(140)

At 31 December	1,296	(465)	831
Notified claims	872	(335)	537
Claims incurred but not reported	424	(130)	294
Other	229	(2)	227

Total non-life insurance liabilities	2,871	(669)	2,202

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 30 and 31

Life insurance policyholders’ liabilities
	2006

		Reinsurers’
	Gross	share	Net
	US$m	US$m	US$m

Life (non-linked)
At 1 January	8,369	(807)	7,562
Benefits paid	(814)	154	(660)
Claims incurred	3,021	(208)	2,813
Exchange differences and other movements	450	(185)	265

At 31 December	11,026	(1,046)	9,980

Investment contracts with discretionary participation features
At 1 January	9	–	9
Claims incurred	6	–	6
Foreign exchange and other movements	5	–	5

At 31 December	20	–	20

Life (linked)
At 1 January	2,895	(69)	2,826
Benefits paid	(495)	9	(486)
Claims incurred	1,146	11	1,157
Exchange differences and other movements	139	(9)	130

At 31 December	3,685	(58)	3,627

Total policyholders’ liabilities	14,731	(1,104)	13,627

	2005

		Reinsurers’
	Gross	share	Net
	US$m	US$m	US$m

Life (non-linked)
At 1 January	6,860	(1,049)	5,811
Benefits paid	(621)	111	(510)
Claims incurred	2,304	80	2,384
Exchange differences and other movements	(174)	51	(123)

At 31 December	8,369	(807)	7,562

Investment contracts with discretionary participation features
At 1 January	–	–	–
Claims incurred	9	–	9

At 31 December	9	–	9

Life (linked)
At 1 January	2,523	(73)	2,450
Benefits paid	(357)	11	(346)
Claims incurred	802	(22)	780
Exchange differences and other movements	(73)	15	(58)

At 31 December	2,895	(69)	2,826

Total policyholders’ liabilities	11,273	(876)	10,397

The claims incurred represent the aggregate of all events giving rise to additional policyholders’ liabilities in the year. These include death claims, surrenders, lapses, the setting up of liability to policyholders at the initial inception of the policy, the declaration of bonuses and other amounts attributable to policyholders.

Back to Contents

31	Provisions

Total provisions at 31 December 2006 were US$2,859 million (2005: US$1,966 million), of which US$1,096 million (2005: US$530 million) relates to deferred tax and US$1,763 million (2005: US$1,436 million) relates to other provisions.

Deferred taxation
HSBC
	2006			2005

		Deferred	Deferred		Deferred	Deferred
	Total	tax asset	tax liability	Total	tax asset	tax liability
	US$m	US$m	US$m	US$m	US$m	US$m
Temporary differences:
– retirement benefits	1,599	169	1,430	1,621	1,537	84
– loan impairment allowances	2,775	2,607	168	2,220	1,899	321
– assets leased to customers	(1,676)	(82)	(1,594)	(1,342)	(1,250)	(92)
– revaluation of property	(469)	(166)	(303)	(339)	61	(400)
– accelerated capital allowances	(80)	91	(171)	(55)	(5)	(50)
– other short-term timing differences	(71)	657	(728)	(107)	247	(354)
Unused tax losses	180	59	121	223	176	47
Provision for tax on profit remitted from overseas	(112)	(93)	(19)	(86)	–	(86)

	2,146	3,242	(1,096)	2,135	2,665	(530)

The amount of temporary differences for which no deferred tax asset is recognised in the balance sheet is US$1,067 million (2005: US$835 million). Of this amount, US$876 million (2005: US$458 million) has no expiry date and US$191 million (2005: US$377 million) is scheduled to expire within 10 years.

HSBC Holdings
	Deferred tax asset/(liability)

	2006	2005
	US$m	US$m
Temporary differences:
– short-term timing differences	1	(5)
– fair valued assets and liabilities	10	–
– share-based payments	24	–
Provision for tax on profit remitted from overseas	–	(65)

	35	(70)

The deferred tax asset at 31 December 2006 is included within ‘Other assets’ on the balance sheet.

Deferred tax is not recognised on temporary differences associated with investments in subsidiaries and branches because earnings are intended to be indefinitely reinvested in the case of subsidiaries and no further tax is expected to arise in the foreseeable future in the case of branches. The total of such relevant temporary differences amounted to US$22,424 million (2005: US$15,367 million).

There are no deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognised in the balance sheet.

Other provisions
	2006	2005
	US$m	US$m

At 1 January	1,436	2,636
IFRSs transition adjustment at 1 January 2005[1]	–	(1,033)
Additional provisions/increase in provisions[2]	652	637
Acquisition of subsidiaries	54	–
Provisions utilised	(379)	(327)
Amounts reversed	(154)	(310)
Exchange differences and other movements	154	(167)

At 31 December	1,763	1,436

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 31 and 32

1	For an explanation of the IFRSs transition adjustment at 1 January 2005, see Note 46 on the Financial Statements in the Annual Report and Accounts 2005.
2	The increase in ‘other provisions’ includes unwinding of discounts of US$8 million (2005: US$11 million) in relation to vacant space provisions and US$19 million (2005: US$23 million) in relation to Brazilian provisions for civil and fiscal labour claims.

Included within ‘Other provisions’ are:

(i)	Provisions for onerous property contracts of US$106 million (2005: US$149 million), of which US$71 million (2005: US$74 million) relates to discounted future costs associated with leasehold properties that became vacant as a consequence of HSBC’s move to Canary Wharf in 2002. The provisions cover rent voids while finding new tenants, shortfalls in expected rent receivable compared with rent payable, and the cost of refurbishing the buildings to attract tenants. Uncertainties arise from movements in market rents, delays in finding new tenants and the timing of rental reviews.

(ii)	Labour, civil and fiscal litigation provisions in HSBC’s Brazil operations of US$282 million (2005: US$235 million). These relate to labour and overtime litigation claims brought by employees after leaving the bank. The provisions are based on the expected number of departing employees, their individual salaries and historical trends. The timing of the settlement of these claims is uncertain.

(iii)	Provisions of US$749 million (2005: US$652 million) have been made in respect of costs arising from contingent liabilities and contractual commitments (Note 41), including guarantees of US$64 million (2005: US$55 million) and commitments of US$93 million (2005: US$122 million).

32	Subordinated liabilities

HSBC
	Carrying amount

	2006	2005
	US$m	US$m

Subordinated liabilities	22,672	16,537
At amortised cost
– subordinated liabilities	17,296	11,546
– preferred securities	5,376	4,991
	23,189	22,793
Designated at fair value (Note 27)
– subordinated liabilities	18,503	18,447
– preferred securities	4,686	4,346

	45,861	39,330

Subordinated liabilities
HSBC Holdings	14,271	10,765
Other HSBC	31,590	28,565

	45,861	39,330

Back to Contents

HSBC’s subordinated borrowings
		2006	2005
		US$m	US$m

Amounts owed to third parties by HSBC Holdings (see below)		14,271	10,765

Other HSBC subordinated borrowings
€1,400m	5.3687% Non-cumulative Step-up Perpetual Preferred Securities[1]	1,918	1,653
£700m	5.844% Non-cumulative Step-up Perpetual Preferred Securities[2]	1,374	1,205
US$1,350m	9.547% Non-cumulative Step-up Perpetual Preferred Securities, Series 1[1]	1,336	1,350
US$1,200m	Primary capital subordinated undated floating rate notes	1,205	1,207
£600m	4.75% subordinated notes 2046	1,160	–
US$1,250m	4.61% Non-cumulative Step-up Perpetual Preferred Securities[1]	1,158	1,250
€800m	Callable subordinated floating rate notes 2016[3]	1,052	–
US$1,000m	5.875% subordinated notes 2034	1,048	1,017
£500m	5.375% subordinated notes 2033	1,043	940
€750m	5.13% Non-cumulative Step-up Perpetual Preferred Securities[1]	1,011	885
US$1,000m	4.625% subordinated notes 2014	998	997
US$1,000m	5.911% trust preferred securities 2035[5]	991	990
£500m	8.208% Non-cumulative Step-up Perpetual Preferred Securities[1]	982	861
£500m	4.75% callable subordinated notes 2020[4]	942	861
US$900m	10.176% Non-cumulative Step-up Perpetual Preferred Securities, Series 2[1]	900	900
€600m	4.25% Callable subordinated notes 2016[9]	801	731
€600m	8.03% Non-cumulative Step-up Perpetual Preferred Securities[1]	790	708
US$750m	Undated floating rate primary capital notes	750	752
£350m	5.375% Callable subordinated step-up notes 2030[6]	701	647
£350m	5% Callable subordinated notes 2023[8]	687	613
US$750m	5.625% subordinated notes 2035	685	737
£350m	Callable subordinated variable coupon notes 2017[7]	675	635
€500m	Callable subordinated floating rate notes 2020[10]	658	588
£300m	5.862% Non-cumulative Step-up Perpetual Preferred Securities[2]	599	558
£300m	6.5% subordinated notes 2023	585	509
US$500m	Undated floating rate primary capital notes	501	502
US$450m	Callable subordinated floating rate notes 2016[3]	448	–
£225m	6.25% subordinated notes 2041	438	384
US$300m	7.65% subordinated notes 2025[11]	373	358
US$300m	6.95% subordinated notes 2011	326	326
£150m	8.625% step-up undated subordinated notes[12]	304	277
US$300m	Undated floating rate primary capital notes Series 3	300	302
BRL608m	Subordinated debentures 2008	285	261
US$250m	5.875% subordinated notes 2008	243	240
BRL500m	Subordinated Certificates of Deposits 2016	234	–
US$250m	7.20% subordinated debentures 2097	217	216
US$200m	7.53% capital securities 2026	209	202
US$200m	7.75% subordinated notes 2009	205	207
US$200m	7.808% capital securities 2026	200	200
US$200m	6.625% subordinated notes 2009	197	198
US$200m	8.38% capital securities 2027	191	200
US$500m	7.625% subordinated notes 2006	–	507
US$300m	7% subordinated notes 2006	–	300
£150m	9.25% step-up undated subordinated notes	–	268
US$200m	7.50% trust preferred securities 2031	–	202
US$200m	8.25% trust preferred securities 2031	–	200
	Other subordinated liabilities each less than US$200m	2,870	2,621

		31,590	28,565

		45,861	39,330

Subordinated loan capital is repayable at par on maturity, but some is repayable prior to maturity at the option of the borrower, generally with the consent of the Financial Services Authority, and, where relevant, the local banking regulator, and in certain cases at a premium over par. Interest rates on the floating rate loan capital are related to interbank offered rates. On the remaining subordinated loan capital, interest is payable at fixed rates up to 10.176 per cent.

1	See Step-up Perpetual Preferred Securities, note (a) Guaranteed by HSBC Holdings.
2	See Step-up Perpetual Preferred Securities, note (b) Guaranteed by HSBC Bank.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 32

3	The interest margin on the €800m and US$450m callable subordinated floating rate notes 2016 increases by 0.5 per cent from March 2011 and July 2011, respectively.
4	The interest rate on the 4.75 per cent callable subordinated notes 2020 changes in September 2015 to three-month sterling LIBOR plus 0.82 per cent.
5	The distributions on the trust preferred securities change in November 2015 to three-month dollar LIBOR plus 1.926 per cent.
6	The interest rate on the 5.375 per cent callable subordinated step-up notes 2030 changes in November 2025 to three month sterling LIBOR plus 1.50 per cent.
7	The interest rate on the callable subordinated variable coupon notes 2017 is fixed at 5.75 per cent until June 2012. Thereafter, the rate per annum is the sum of the gross redemption yield of the then prevailing five-year UK gilt plus 1.70 per cent.
8	The interest rate on the 5 per cent callable subordinated notes 2023 changes in March 2018 to become the rate per annum which is the sum of the gross redemption yield of the prevailing five-year UK gilt plus 1.80 per cent.
9	The interest rate on the 4.25 per cent callable subordinated notes changes in March 2011 to three-month EURIBOR plus 1.05 per cent.
10	The interest margin on the callable subordinated floating notes 2020 increases by 0.5 per cent from September 2015.
11	The 7.65 per cent subordinated notes 2025 are repayable at the option of each of the holders in May 2007.
12	The interest rate on the 8.625 per cent step-up updated subordinated notes changes in December 2007 to become, for each successive five year period, the rate per annum which is the sum of the yield on the then five year benchmark UK gilt plus 1.87 per cent.

Footnotes 3 to 12 (excluding footnote 1) all relate to notes that are repayable at the option of the borrower on the date of the change of the interest rate, and at subsequent interest rate reset dates and interest payment dates in some cases, subject to the prior consent of the Financial Services Authority and, where relevant, the local banking regulator.

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

The Preferred Securities are perpetual, but redeemable in 2014, 2010, 2013, 2016, 2015, 2030 and 2012 respectively at the option of the general partner of the limited partnerships. If not redeemed, the distributions payable step-up and become floating rate or, for the sterling issue, for each successive five-year period the sum of the then five-year benchmark UK gilt plus a margin. There are limitations on the payment of distributions if prohibited under UK banking regulations or other requirements, if a payment would cause a breach of HSBC’s capital adequacy requirements, or if HSBC Holdings has insufficient distributable reserves (as defined).

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

The two issues of Preferred Securities are perpetual, but redeemable in 2031 and 2020, respectively, at the option of the general partner of the limited partnerships. If not redeemed the distributions payable step-up and become floating rate. The same limitations on the payment of distributions apply to HSBC Bank as to HSBC, as described above. HSBC Bank has provided a similar covenant to that provided by HSBC Holdings, also as described above.

Back to Contents

If (i) any of the two issues of Preferred Securities are outstanding in November 2048 or April 2049, respectively, or (ii) the total capital ratio of HSBC Bank on a solo and consolidated basis falls below the regulatory minimum ratio required, or (iii) in view of the deteriorating financial condition of HSBC Bank, the Directors expect (ii) to occur in the near term, then the Preferred Securities will be substituted by Preference Shares of HSBC Bank having economic terms which are in all material respects equivalent to those of the Preferred Securities and the guarantee taken together.

HSBC Holdings
	2006	2005
	US$m	US$m
Subordinated liabilities
At amortised cost	8,423	5,236
Designated at fair value	14,070	13,370

	22,493	18,606

HSBC Holdings subordinated borrowings
		Amounts falling due after more than 1 year

		2006	2005
		US$m	US$m
Amounts owed to third parties
€2,000m	Callable subordinated floating rate notes 2014[1]	2,648	2,374
US$2,000m	6.5% subordinated notes 2036	2,056	–
US$1,400m	5.25% subordinated notes 2012	1,401	1,421
€1,000 m	5.375% subordinated notes 2012	1,394	1,322
£650 m	5.75% subordinated notes 2027	1,365	1,267
US$1,000 m	7.5% subordinated notes 2009	1,088	1,115
€ 700m	3.625% callable subordinated notes 2020[2]	888	831
US$750 m	Callable subordinated floating rate note 2016[1]	750	–
US$750m	Callable subordinated floating rate notes 2015[1]	749	749
£250m	9.875% subordinated bonds 2018[3]	637	595
US$488m	7.625% subordinated notes 2032	609	482
€300m	5.5% subordinated notes 2009	418	390
US$222m	7.35% subordinated notes 2032	268	219

		14,271	10,765

Amounts owed to HSBC undertakings
€1,400m	5.3687% fixed/floating subordinated notes 2043 –
	HSBC Capital Funding (Euro 2) LP	1,995	1,878
US$1,350m	9.547% subordinated step-up cumulative notes 2040 –
	HSBC Capital Funding (Dollar 1) LP	1,332	1,331
US$1,250 m	4.61% fixed/floating subordinated notes 2043 –
	HSBC Capital Funding (Dollar 2) LP	1,187	1,185
€750m	5.13% fixed/floating subordinated notes 2044 –
	HSBC Capital Funding (Euro 3) LP.	1,049	992
£500m	8.208% subordinated step-up cumulative notes 2040 –
	HSBC Capital Funding (Sterling 1) LP	974	853
US$900m	10.176% subordinated step-up cumulative notes 2040 –
	HSBC Capital Funding (Dollar 1) LP	900	900
€600m	8.03% subordinated step-up cumulative notes 2040 –
	HSBC Capital Funding (Euro 1) LP	785	702

		8,222	7,841

		22,493	18,606

1	The interest margins on the callable subordinated floating rate notes 2014, 2015 and 2016 increase by 0.5 per cent from September 2009, March 2010 and October 2011 respectively. The notes are repayable from their step up date at the option of the borrower, subject to the prior consent of the Financial Services Authority.
2	The interest rate on the 3.625 per cent callable subordinated notes 2020 changes in June 2015 to become three-month EURIBOR plus 0.93 per cent. The notes may be redeemed at par from June 2015 at the option of the borrower, subject to the prior consent of the Financial Services Authority.
3	The interest rate on the 9.875 per cent subordinated bonds 2018 changes in April 2013 to become the higher of (i) 9.875 per cent or (ii) the sum of the yield on the relevant benchmark treasury stock plus 2.5 per cent. The bonds may be redeemed in April 2013 at par and redemption has also been allowed from April 1998, subject to the prior consent of the Financial Services Authority, for an amount based on the redemption yields of the relevant benchmark treasury stocks.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 33 and 34

33	Fair values of financial instruments

HSBC

The following table provides an analysis of the fair value of financial instruments not carried at fair value on the balance sheet:

	2006		2005

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m
Assets
Loans and advances to banks	185,205	185,151	125,965	126,218
Loans and advances to customers	868,133	864,320	740,002	739,439
Financial investments: Treasury and other eligible bills	45	45	208	208
Financial investments: Debt securities	9,326	9,628	8,082	8,263

Liabilities
Deposits by banks	99,694	99,691	69,727	69,540
Customer accounts	896,834	896,429	739,419	739,316
Debt securities in issue	230,325	231,189	188,072	188,401
Subordinated liabilities	22,672	22,468	16,537	16,380

The methods used to determine fair values for financial instruments for the purpose of measurement and disclosure are set out in Note 2(d). The majority of HSBC’s financial instruments carried at fair value are valued using quoted market prices, or valuation techniques based on observable market data. Observable market prices are not, however, available for many of HSBC’s financial assets and liabilities not carried at fair value. The fair values of the assets and liabilities in the table above are determined as follows:

(i)	Loans and advances to banks and customers

The fair values of personal and commercial loans and advances are estimated by discounting anticipated cash flows (including interest at contractual rates).

Performing loans are grouped, as far as possible, into homogeneous pools segregated by maturity and coupon rates. In general, cash flows are discounted using current market rates for instruments with similar maturity, repricing and credit risk characteristics. For fixed rate loans, assumptions are made on the expected prepayment rates appropriate to the type of loan.

Conforming residential mortgages in the US are treated differently because there is an established market for the related asset-backed securities. In such cases, fair value is estimated by reference to quoted market prices for loans with similar characteristics and maturities.

For impaired commercial loans, fair value is estimated by discounting the future cash flows over the time period they are expected to be recovered.

(ii)	Financial investments

Held-to-maturity treasury and other eligible bills and debt securities are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at amortised cost using the effective interest rate method, less any impairment losses.

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

Back to Contents

(iv) Debt securities in issue and subordinated liabilities

Fair values are determined using quoted market prices at the balance sheet date where available, or by reference to quoted market prices for similar instruments.

The fair values presented in the table above are stated at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement dates of the instruments. In many cases, it would not be possible to realise immediately the estimated fair values. Accordingly, these fair values do not represent the value of these financial instruments to HSBC as a going concern.

The fair values of intangible assets, such as values placed on portfolios of core deposits, credit card and customer relationships, are not included above, because they are not financial instruments.

As other entities may use different valuation methodologies and assumptions in determining fair values, comparisons of fair values between entities may not be meaningful and users are advised to exercise caution when using this data.

The following table lists those financial instruments for which their carrying amount is a reasonable approximation of fair value because, for example, they are short term in nature or reprice to current market rates frequently:

Assets	Liabilities
Cash and balances at central banks	Hong Kong Government currency notes in circulation
Items in the course of collection from other banks	Items in the course of transmission to other banks
Hong Kong Government certificates of indebtedness
Endorsements and acceptances	Endorsements and acceptances
Short-term receivables within ‘Other assets’	Short-term payables within ‘Other liabilities’
Accrued income	Accruals

HSBC Holdings
	2006		2005

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m
Assets
Loans and advances to HSBC undertakings	14,456	14,537	14,092	12,252

Liabilities
Amounts owed to HSBC undertakings	3,100	3,155	4,075	3,728
Subordinated liabilities	8,423	9,439	5,236	6,493

34	Maturity analysis of assets and liabilities

The following is an analysis, by remaining contractual maturities at the balance sheet date, of asset and liability line items that represent amounts expected to be recovered or settled in under one year, and after one year.

Trading assets and liabilities are excluded because they are not held for collection or settlement over the period of contractual maturity.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 34 and 35

HSBC

	At 31 December 2006

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
Assets
Financial assets designated at fair value	3,735	16,838	20,573
Loans and advances to banks[1]	179,240	5,965	185,205
Loans and advances to customers	360,191	507,942	868,133
Financial investments	87,848	116,958	204,806
Other financial assets	20,833	6,422	27,255

	651,847	654,125	1,305,972

Liabilities
Deposits by banks	89,043	10,651	99,694
Customer accounts	871,881	24,953	896,834
Financial liabilities designated at fair value	1,410	68,801	70,211
Debt securities in issue	111,622	118,703	230,325
Other financial liabilities	25,938	2,197	28,135
Subordinated liabilities	326	22,346	22,672

	1,100,220	247,651	1,347,871

	At 31 December 2005

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
Assets
Financial assets designated at fair value	1,537	13,509	15,046
Loans and advances to banks[1]	121,387	4,578	125,965
Loans and advances to customers	301,181	438,821	740,002
Financial investments	79,239	103,103	182,342
Other financial assets	12,589	134	12,723

	515,933	560,145	1,076,078

Liabilities
Deposits by banks	60,863	8,864	69,727
Customer accounts	712,317	27,102	739,419
Financial liabilities designated at fair value	6,854	54,975	61,829
Debt securities in issue	100,636	87,436	188,072
Other financial liabilities	10,565	799	11,364
Subordinated liabilities	313	16,224	16,537

	891,548	195,400	1,086,948

1	Loans and advances to banks includes US$147,512 million (2005: US$100,527 million) which is repayable on demand or at short notice.

Back to Contents

HSBC Holdings
	At 31 December 2006

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
Assets
Loans and advances to HSBC undertakings	6,886	7,570	14,456
Financial investments	–	3,614	3,614
Other assets	91	–	91
Prepayments and accrued income	32	9	41

	7,009	11,193	18,202

Liabilities
Amounts owed to HSBC undertakings	301	2,799	3,100
Financial liabilities designated at fair value	–	14,070	14,070
Other liabilities	1,507	10	1,517
Accruals and deferred income	111	–	111
Subordinated liabilities	–	8,423	8,423

	1,919	25,302	27,221

	At 31 December 2005

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
Assets
Loans and advances to HSBC undertakings	4,661	9,431	14,092
Financial investments	–	3,517	3,517
Other assets	171	–	171
Prepayments and accrued income	11	8	19

	4,843	12,956	17,799

Liabilities
Amounts owed to HSBC undertakings	1,900	2,175	4,075
Financial liabilities designated at fair value	–	13,370	13,370
Other liabilities	1,196	7	1,203
Accruals and deferred income	95	–	95
Subordinated liabilities	–	5,236	5,236

	3,191	20,788	23,979

35	Foreign exchange exposures

Structural foreign exchange exposures

HSBC’s structural foreign exchange exposures are represented by the net asset value of its foreign exchange equity and subordinated debt investments in subsidiary undertakings, branches, joint ventures and associates. Gains or losses on structural foreign exchange exposures are taken to reserves. HSBC’s management of its structural foreign exchange exposures is discussed in the ‘Report of the Directors: The Management of Risk’ on page 223.

In its separate financial statements, HSBC Holdings recognises its foreign exchange gains and losses on structural foreign exchange exposures in the income statement.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 35, 36, 37 and 38

Net structural foreign exchange exposures

	2006	2005
	US$m	US$m
Currency of structural exposure
Euros	21,202	18,821
Sterling	18,562	15,615
Chinese renminbi	5,678	5,135
Mexican pesos	4,536	3,777
Hong Kong dollars	4,461	2,945
Canadian dollars	3,284	2,926
Brazilian reais	2,684	2,174
Swiss francs	2,495	1,957
UAE dirhams	1,647	1,111
Indian rupees	1,575	1,182
Turkish lira	970	919
Malaysian ringgit	876	705
Korean won	769	506
Australian dollars	692	609
Singapore dollars	411	334
Japanese yen	338	252
Egyptian pounds	325	234
Thai baht	305	234
Taiwanese dollars	299	298
Saudi riyals[1]	286	347
Maltese lira	269	250
Philippine pesos	213	176
Argentine pesos[2]	211	(85)
Chilean pesos	189	187
Costa Rican colon	162	–
New Zealand dollars	158	141
Indonesia rupiah	155	188
Qatari rial	150	98
Honduran lempira	148	–
Omani rial	114	78
South African rand	106	106
Others, each less than US$100 million	839	611

Total	74,109	61,831

1	After deducting sales of Saudi riyals amounting to US$750 million (2005: US$480 million) in order to manage the foreign exchange risk of the investments.
2	The negative net investment in Argentine pesos in 2005 reflects the deficiency in domestic net assets following the pesification of certain balances formerly denominated in US dollars.

36	Assets charged as security for liabilities and collateral accepted as security for assets

Financial assets pledged to secure liabilities are as follows:

	Assets pledged at 31 December

	2006	2005
	US$m	US$m

Treasury bills and other eligible securities	6,480	7,607
Loans and advances to banks	934	1,310
Loans and advances to customers	63,956	36,590
Debt securities	106,652	89,973
Equity shares	11,634	5,137
Other	390	537

	190,046	141,154

These transactions are conducted under terms that are usual and customary to standard lending, and stock borrowing and lending activities.

Back to Contents

Collateral accepted as security for assets

The fair value of financial assets accepted as collateral that HSBC is permitted to sell or repledge in the absence of default is US$188,008 million (2005: US$138,303 million).

The fair value of financial assets accepted as collateral that have been sold or repledged was US$135,998 million (2005: US$97,113 million). HSBC is obliged to return equivalent securities.

These transactions are conducted under terms that are usual and customary to standard stock borrowing and lending activities.

37	Minority interests

	2006	2005
	US$m	US$m

Minority interests attributable to holders of ordinary shares in subsidiaries	4,026	3,618
Preference shares issued by subsidiaries	2,550	2,176

Total minority interests	6,576	5,794

Preference shares issued by subsidiaries
		2006	2005
		US$m	US$m

US$575m	6.36% non-cumulative preferred stock, Series B1	559	559
US$518m	Floating rate non-cumulative preferred stock, Series F2	518	518
US$374m	Floating rate non-cumulative preferred stock, Series G3	374	374
US$374m	6.50% non-cumulative preferred stock, Series H3	374	–
CAD175m	Non-cumulative redeemable class 1 preferred shares, Series C4	150	150
CAD175m	Non-cumulative class 1 preferred shares, Series D4	150	150
US$150m	Depositary shares each representing 25% interest in a share of
	adjustable rate cumulative preferred stock, Series D5	150	150
US$150m	Cumulative preferred stock[6]	150	150
US$125m	Dutch auction rate transferable securities preferred stock, Series A and B7	125	125

		2,550	2,176

	1	The series B preferred stock is redeemable, at the option of HSBC Finance Corporation, in whole or part, from 24 June 2010 at par.
	2	The series F preferred stock is redeemable at par, at the option of HSBC USA Inc., in whole or part, on any dividend payment date on or after 7 April 2010.
	3	The series G and Series H preferred stock are redeemable at par, at the option of HSBC USA Inc., in whole or part, at any time from 1 January 2011 and 1 July 2011, respectively.
	4	The Series C and Series D preferred stock are redeemable at a declining premium above par, at the option of HSBC Bank Canada, in whole or part, from 30 June 2010 and 31 December 2010, respectively.
	5	The preferred stock has been redeemable, at the option of HSBC USA Inc., in whole or part, from 1 July 1999 at par.
	6	The preferred stock is redeemable, at the option of HSBC USA Inc., in whole or part, at any time on or after 1 October 2007 at par.
	7	The preferred stock of each series is redeemable, at the option of HSBC USA Inc., in whole or part, on any dividend payment date at par.

All redemptions are subject to the prior consent of the Financial Services Authority and, where relevant, the local banking regulator.

38	Called up share capital

Authorised

The authorised ordinary share capital of HSBC Holdings at 31 December 2006 and 2005 was US$7,500 million divided into 15,000 million ordinary shares of US$0.50 each.

At 31 December 2006 and 2005, the authorised preference share capital of HSBC Holdings was 10 million non-cumulative preference shares of £0.01 each, 10 million non-cumulative preference shares of US$0.01 each, and 10 million non-cumulative preference shares of €0.01 each.

At 31 December 2006 and 2005, the authorised non-voting deferred share capital of HSBC Holdings was £301,500 divided into 301,500 non-voting deferred shares of £1 each.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 38

Issued
	2006	2005
	US$m	US$m

HSBC Holdings ordinary shares	5,786	5,667

	Number	US$m
HSBC Holdings ordinary shares
At 1 January 2006	11,333,603,942	5,667
Shares issued in connection with the maturity of HSBC Finance 8.875 per cent Adjustable Conversion-Rate Equity Security Units	3,424,742	2
Shares issued under HSBC Finance share plans	643,520	–
Shares issued under HSBC employee share plans	75,956,784	38
Shares issued in lieu of dividends	158,578,747	79

At 31 December 2006	11,572,207,735	5,786

At 1 January 2005	11,172,075,550	5,587
Shares issued in connection with the early settlement of HSBC Finance 8.875 per cent Adjustable Conversion-Rate Equity Security Units	324,726	–
Shares issued under HSBC Finance share plans	878,224	–
Shares issued under HSBC employee share plans	56,363,536	28
Shares issued in lieu of dividends	103,961,906	52

At 31 December 2005	11,333,603,942	5,667

All ordinary shares confer identical rights in respect of capital, dividends, voting and otherwise.
	Number	US$m
HSBC Holdings preference shares
At 1 January 2006 and 31 December 2006	1,450,000	–

At 1 January 2005	–	–
Issue of non-cumulative preference shares of US$0.01 each	1,450,000	–

At 31 December 2005	1,450,000	–

Dividends on HSBC Holdings non-cumulative dollar preference shares are paid quarterly at the sole and absolute discretion of the Board of Directors. The Board of Directors will not declare a dividend on the preference shares if payment of the dividend would cause HSBC Holdings not to meet the applicable capital adequacy requirements of the FSA or the profit of HSBC Holdings available for distribution as dividends are not sufficient to enable HSBC Holdings to pay in full both dividends on the preference shares and dividends on any other shares that are scheduled to be paid on the same date and that have an equal right to dividends. HSBC Holdings may not declare or pay dividends on any class of its shares ranking lower in the right to dividends than the preference shares nor redeem nor purchase in any manner any of its other shares ranking equal with or lower than the preference shares unless it has paid in full, or set aside an amount to provide for payment in full, the dividends on the preference shares for the then-current dividend period. The preference shares carry no rights to conversion into ordinary shares of HSBC Holdings. Holders of the preference shares will only be entitled to attend and vote at general meetings of shareholders of HSBC Holdings if the dividend payable on the preference shares has not been paid in full for four consecutive dividend payment dates. In such circumstances, holders of preference shares will be entitled to vote on all matters put to general meetings until such time as HSBC Holdings shall have paid a full dividend on the preference shares. HSBC Holdings may redeem the preference shares in whole at any time on or after 16 December 2010, with the consent of the FSA.

The 301,500 non-voting deferred shares were in issue throughout 2005 and 2006 and are held by a subsidiary undertaking of HSBC Holdings. Holders of the non-voting deferred shares are not entitled to receive dividends on these shares. In addition, on winding-up or other return of capital, holders are entitled to receive the amount paid up on their shares after distribution to ordinary shareholders of the amount of £10,000,000 in respect of each ordinary share held by them.

Details of the options outstanding to subscribe for HSBC Holdings ordinary shares under the HSBC Holdings Group Share Option Plan, HSBC Holdings Executive Share Option Scheme, the HSBC Share Plan and HSBC Holdings savings-related share option plans are given in Note 9. In aggregate, options outstanding under these plans is as follows:

Back to Contents

	Number of
	HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2006	267,265,027	2007 to 2015	£5.0160 – £9.642
	6,661,998	2007 to 2012	HK$103.4401
	270,473	2007 to 2012	€11.0062
	2,932,100	2007 to 2012	US$13.3290 –US$14.1621
31 December 2005	341,281,540	2006 to 2015	£2.1727 – £9.642
31 December 2004	374,369,127	2005 to 2014	£2.1727 – £9.642

Following the acquisition of HSBC France in 2000, outstanding employee share options over HSBC France shares vested. On exercise of the options, the HSBC France shares are exchangeable for HSBC Holdings ordinary shares in the same ratio as for the acquisition of HSBC France (13 HSBC Holdings ordinary shares for each HSBC France share).

During 2006, 445,115 (2005: 435,784) HSBC France shares were issued following the exercise of employee share options and exchanged for 5,786,495 HSBC Holdings ordinary shares, such shares being delivered from The HSBC Holdings Employee Benefit Trust 2001 (No. 1) (2005: 5,665,192 HSBC Holdings ordinary shares). During 2006, no options over HSBC France shares lapsed (2005: nil). During 2006, there were no (2005: 1,500) HSBC France shares previously issued following the exercise of employee share options that were exchanged for HSBC Holdings ordinary shares (2005: 19,500 HSBC Holdings ordinary shares). There were 1,287,881 HSBC France employee share options exchangeable for HSBC Holdings ordinary shares outstanding at 31 December 2006 (2005: 1,732,996). At 31 December 2006, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 15,316,328 (2005: 21,102,823) HSBC Holdings ordinary shares which may be exchanged for HSBC France shares arising from the exercise of options.

HSBC France options effectively outstanding over HSBC Holdings ordinary shares under this arrangement are as follows:

	Number of
	HSBC France
	shares exchangeable
	for HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2006	1,287,881	2007 to 2010	€37.05 – €142.50
31 December 2005	1,732,996	2006 to 2010	€35.52 – €142.50
31 December 2004	2,170,280	2005 to 2010	€32.78 – €142.50

There also exist outstanding options over the shares of HSBC Private Bank France, a subsidiary of HSBC France which are exchangeable for HSBC Holdings ordinary shares, the details of which are set out in the Directors’ Report on pages 271 and 272 and summarised below.

On exercise of options over shares of HSBC Private Bank France, the HSBC Private Bank France shares are exchangeable for HSBC Holdings ordinary shares in the ratio of 1.83 HSBC Holdings shares for each HSBC Private Bank France share. During 2006, 194,804 (2005: 473,400) HSBC Private Bank France shares were issued following the exercise of employee share options and exchanged for 356,472 (2005: 841,291) HSBC Holdings ordinary shares, such shares being delivered from The CCF Employee Benefit Trust 2001 (Private Banking France). During 2006, no options over HSBC Private Bank France shares lapsed (2005: 59,875). During 2006, 6,000 (2005: 1,150) HSBC Private Bank France shares previously issued following the exercise of employee share options were exchanged for 10,980 (2005: 2,104) HSBC Holdings ordinary shares. At 31 December 2006, 8,819 (2005: 14,819) HSBC Private Bank France shares were in issue and will be exchanged for HSBC Holdings ordinary shares on the fifth anniversary of the date of the awards of the options. There were 402,856 HSBC Private Bank France employee share options exchangeable for HSBC Holdings ordinary shares outstanding at 31 December 2006 (2005: 597,660). At 31 December 2006, The CCF Employee Benefit Trust 2001 held 1,085,323 (2005: 1,452,775) HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of options.

HSBC Private Bank France options (including shares issued but not exchanged) effectively outstanding over HSBC Holdings ordinary shares under this arrangement are as follows:

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 38

	Number of HSBC
	Private Bank France
	shares exchangeable
	for HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2006	411,675	2007 to 2012	€10.84 – €22.22
31 December 2005	612,479	2006 to 2012	€10.84 – €22.22
31 December 2004	1,132,060	2005 to 2012	€10.84 – €22.22

On the acquisition of Banque Hervet in 2001, Banque Hervet shares were held in a Plan d’Epargne Entreprise on behalf of Banque Hervet employees to vest and be released to employees over a 5 year period. It was agreed to exchange these Banque Hervet shares, on vesting, for HSBC Holdings ordinary shares in the ratio of 3.46 HSBC Holdings ordinary shares for each Banque Hervet share. During 2006, 163,369 (2005: 7,670) Banque Hervet shares were released in connection with the vesting of interests in the Plan d’Epargne Entreprise and exchanged for 565,151 (2005: 26,539) HSBC Holdings ordinary shares, such shares being delivered from The CCF Employee Benefit Trust 2001 (Banque Hervet). At 31 December 2006, The CCF Employee Benefit Trust 2001 (Banque Hervet) held no (2005: 586,213) HSBC Holdings ordinary shares.

Banque Hervet shares to be exchanged for HSBC Holdings ordinary shares under this arrangement were as follows:

		Number of Banque
		Hervet shares
		exchangeable for
		HSBC Holdings
		ordinary shares	Period of vesting

31 December 2006		–	–
31 December 2005		169,416	2006
31 December 2004		177,086	2005 – 2006

Following the acquisition of HSBC Finance Corporation in 2003, all outstanding options and equity-based awards over HSBC Finance Corporation common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for HSBC Finance Corporation (2.675 HSBC Holdings ordinary shares for each HSBC Finance Corporation common share) and the exercise prices per share adjusted accordingly. During 2006, options over 10,484,937 (2005: 3,563,020) HSBC Holdings ordinary shares were exercised and 9,781,228 (2005: 2,638,816) HSBC Holdings ordinary shares delivered from The HSBC (Household) Employee Benefit Trust 2003 and the HSBC (Household) Employee Benefit Trust 2003 (No.2) to satisfy the exercise of these options. During 2006, options over 300,555 (2005: 152,936) HSBC Holdings ordinary shares lapsed. At 31 December 2006, The HSBC (Household) Employee Benefit Trust 2003 and the HSBC (Household) Employee Benefit Trust 2003 (No.2) held a total of 8,670,335 (2005: 9,173,100) HSBC Holdings ordinary shares and 198,665 (2005: 2,198,829) ADSs, each of which represents five HSBC Holdings ordinary shares, which may be used to satisfy the exercise of these options and equity-based awards under the HSBC Finance Corporation share plans.

Options and equity-based awards outstanding over HSBC Holdings ordinary shares under the HSBC Finance Corporation share plans are as follows:

	Number of
	HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2006	27,322,438	2007 to 2012	nil – US$21.37
31 December 2005	38,107,930	2006 to 2012	nil – US$21.37
31 December 2004	41,823,886	2005 to 2021	nil – US$25.40

Prior to its acquisition by HSBC Holdings, HSBC Finance Corporation issued 8.875 per cent Adjustable Conversion-Rate Equity Security Units (‘Units’) which included a contract under which the holder agreed to purchase, for US$25 each, HSBC Finance Corporation common shares on 15 February 2006, with an option for early settlement. The Units which remained outstanding following the acquisition of HSBC Finance Corporation were converted into contracts to purchase HSBC Holdings ordinary shares. Units exercised at maturity, 15 February 2006, entitled the holder to receive a number of shares based on the market value of HSBC Holdings ordinary shares at the time, which was 2.6041 HSBC Holdings ordinary shares for each Unit. During 2006, 3,424,742 (2005: 324,726) HSBC Holdings ordinary shares were issued in connection with the maturity of 1,315,140 (2005: 124,698) Units.

Back to Contents

The maximum number of Units outstanding over HSBC Holdings ordinary shares were as follows:

	Number of Units
	exchangeable for
	HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2006	–	–	–
31 December 2005	1,315,140	2006	US$8.00 – US$9.60
31 December 2004	1,439,838	2005 to 2006	US$8.00 – US$9.60

Following the acquisition of Bank of Bermuda in 2004, all outstanding employee share options over Bank of Bermuda shares were converted into rights to receive HSBC Holdings ordinary shares based on the consideration of US$40 for each Bank of Bermuda share and the average closing price of HSBC Holdings ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days preceding the closing date of the acquisition. During 2006, options over 529,233 HSBC Holdings ordinary shares were exercised (2005: 459,091) and delivered from the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 to satisfy the exercise of these options. During 2006, options over 126,854 (2005: 744,421) HSBC Holdings ordinary shares lapsed. At 31 December 2006, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 2,266,949 (2005: 2,796,182) HSBC Holdings ordinary shares which may be used to satisfy the exercise of options.

Options outstanding over HSBC Holdings ordinary shares under the Bank of Bermuda share plans are as follows:

	Number of HSBC
	Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2006	2,710,368	2007 to 2013	US$7.04 – US$18.35
31 December 2005	3,366,455	2006 to 2013	US$7.04 – US$18.35
31 December 2004	4,569,967	2005 to 2013	US$3.86 – US$18.35

The maximum obligation at 31 December 2006 to deliver HSBC Holdings ordinary shares under all of the above option arrangements, together with Performance Share and Restricted Share awards under the HSBC Holdings Restricted Share Plan 2000 and The HSBC Share Plan, was 404,348,508 (2005: 486,436,966). The total number of shares at 31 December 2006 held by employee benefit trusts that may be used to satisfy such obligations to deliver HSBC Holdings ordinary shares was 133,346,569 (2005: 130,812,676).

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 39

39	Equity

		2006

						Other reserves

		Called				Available-	Cash		Share-			Total
		up				for-sale	flow	Foreign	based			share-
		share	Share		Retained	fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
		capital	premium	[1]	earnings [2]	reserve	reserve [4]	reserve	reserve	reserve	[3]	equity	interests [4]	equity
		US$m	US$m		US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

	At 1 January	5,667	6,896		56,223	1,104	233	(284)	1,535	21,058		92,432	5,794	98,226
	Shares issued under employee share plans	40	975		–	–	–	–	–	–		1,015	–	1,015
	Shares issued in lieu of dividends and amounts
	arising thereon[1]	79	(82)		2,528	–	–	–	–	–		2,525	–	2,525
	Profit for the year	–	–		15,789	–	–	–	–	–		15,789	1,082	16,871
	Dividends to shareholders	–	–		(8,769)	–	–	–	–	–		(8,769)	(785)	(9,554)
	Own shares adjustment	–	–		(529)	–	–	–	–	–		(529)	–	(529)
	Share of changes recognised directly in equity in
	the equity of associates or joint ventures	–	–		20	–	–	–	–	–		20	–	20
	Actuarial gains/(losses) on defined benefit plans	–	–		(92)	–	–	–	–	–		(92)	14	(78)
	Exchange differences	–	–		4,446	89	(8)	26	38	–		4,591	84	4,675
	Fair value gains taken to equity	–	–		–	1,514	1,560	–	–	–		3,074	62	3,136
	Amounts transferred to the income statement[4]	–	–		–	(601)	(2,219)	–	–	–		(2,820)	(22)	(2,842)
	Exercise of HSBC share awards	–	–		684	–	–	–	(623)	–		61	–	61
	Charge to the income statement in respect of
	equity settled share-based payments	–	–		–	–	–	–	854	–		854	–	854
	Other movements	–	–		(102)	(9)	2	–	345	–		236	(103)	133
	Tax on items taken directly to or transferred from equity	–	–		(355)	(3)	323	–	–	–		(35)	(9)	(44)
	Transfers	–	–		(4,446)	(89)	8	4,565	(38)	–		–	–	–
	Net increase in minority interest arising on acquisitions,
	disposals and capital issuance	–	–		–	–	–	–	–	–		–	459	459

	At 31 December	5,786	7,789		65,397	2,005	(101)	4,307	2,111	21,058		108,352	6,576	114,928

1	Share premium includes the deduction of US$3 million issue costs incurred during the year.
2	Retained earnings include 135,603,870 (US$2,107 million) of own shares held within HSBC’s insurance business, its retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets.
3	Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value difference of US$8,290 million in respect of CCF and US$12,768 million in respect of HSBC Finance Corporation is a merger reserve.
4	Amounts transferred to the income statement in respect of cash flow hedges include US$479 million taken to ‘Net interest income’ and US$1,719 million taken to ‘Net trading income’.

Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million has been charged against retained earnings.

Back to Contents

	2005

					Other reserves

	Called				Available-	Cash		Share-			Total
	up				for-sale	flow	Foreign	based			share-
	share	Share		Retained	fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
	capital	premium	[2]	earnings [3]	reserve	reserve	reserve	reserve	reserve	[4]	equity	interests	equity
	US$m	US$m		US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

At 1 January	5,587	4,881		49,432	–	–	3,215	1,349	21,058		85,522	13,675	99,197
IFRSs transition adjustment at 1 January 2005[1]	–	–		(1,762)	1,919	410	686	–	–		1,253	(10,077)	(8,824)
Shares issued under employee share plans	28	662		–	–	–	–	–	–		690	–	690
Shares issued in lieu of dividends and amounts
arising thereon	52	(52)		1,811	–	–	–	–	–		1,811	–	1,811
New share capital subscribed, net of costs[2]	–	1,405		–	–	–	–	–	–		1,405	–	1,405
Profit for the year	–	–		15,081	–	–	–	–	–		15,081	792	15,873
Dividends to shareholders	–	–		(7,750)	–	–	–	–	–		(7,750)	(689)	(8,439)
Own shares adjustment	–	–		(558)	–	–	–	127	–		(431)	–	(431)
Share of changes recognised directly in equity in
the equity of associates or joint ventures	–	–		161	–	–	–	–	–		161	–	161
Actuarial gains/(losses) on defined benefit plans	–	–		(820)	–	–	–	–	–		(820)	8	(812)
Exchange differences	–	–		(3,449)	(141)	(41)	(568)	14	–		(4,185)	(72)	(4,257)
Fair value losses taken to equity	–	–		–	(351)	(63)	–	–	–		(414)	(78)	(492)
Amounts transferred to the income statement[5]	–	–		–	(226)	(106)	–	–	–		(332)	(14)	(346)
Exercise of HSBC share awards	–	–		303	–	–	–	(481)	–		(178)	–	(178)
Charge to the income statement in respect of
equity settled share-based payments	–	–		–	–	–	–	540	–		540	–	540
Other movements	–	–		58	(400)	–	–	–	–		(342)	–	(342)
Tax on items taken directly to or transferred
from equity	–	–		267	162	(8)	–	–	–		421	16	437
Transfers	–	–		3,449	141	41	(3,617)	(14)	–		–	–	–
Net increase in minority interest arising on acquisitions, disposals and capital issuance	–	–		–	–	–	–	–	–		–	2,233	2,233

At 31 December	5,667	6,896		56,223	1,104	233	(284)	1,535	21,058		92,432	5,794	98,226

1	For an explanation of the IFRSs transition adjustment at 1 January 2005, see Note 46 on the Financial Statements in the Annual Report and Accounts 2005.
2	Share premium includes the deduction of US$40 million of issue costs incurred during the year.
3	Retained earnings include 108,309,061 (US$1,939 million) of own shares held within HSBC’s insurance business, its retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets.
4	Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value difference of US$8,290 million in respect of HSBC France and US$12,768 million in respect of HSBC Finance Corporation is a merger reserve.
5	Amounts transferred to the income statement in respect of cash flow hedges include US$101 million taken to ‘Net interest income’ and US$5 million taken to ‘Net trading income’.

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

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 39 and 40

	2004

	Other reserves

						Share-			Total
	Called up			Foreign		based			share-
	share	Share	Retained	exchange		payment	Merger		holders’	Minority	Total
	capital	premium	earnings [1]	reserve	[2]	reserve	reserve	[3]	equity	interests	equity
	US$m	US$m	US$m	US$m		US$m	US$m		US$m	US$m	US$m

At 1 January	5,481	4,406	41,673	–		1,130	21,058		73,748	11,105	84,853
Shares issued/redeemed in connection with the HSBC Finance 8.875 per cent
Adjustable Conversion-Rate Equity Security Units	1	–	–	–		(1)	–		–	–	–
Shares issued under employee share plans	25	555	–	–		–	–		580	–	580
Shares issued in lieu of dividends and amounts arising thereon	80	(80)	2,607	–		–	–		2,607	–	2,607
Profit for the year	–	–	12,918	–		–	–		12,918	1,340	14,258
Dividends to shareholders	–	–	(6,914)	–		–	–		(6,914)	(1,194)	(8,108)
Own shares adjustment	–	–	(842)	–		235	–		(607)	–	(607)
Actuarial gains/(losses) on defined benefit plans	–	–	(709)	–		–	–		(709)	(22)	(731)
Exchange differences	–	–	–	3,215		–	–		3,215	505	3,720
Charge to the income statement in respect of equity settled share-based payments	–	–	–	–		450	–		450	–	450
Exercise of HSBC share awards	–	–	380	–		(465)	–		(85)	–	(85)
Tax on items taken directly to or transferred from equity	–	–	319	–		–	–		319	–	319
Net increase in minority interest on acquisitions, disposals and capital issuance	–	–	–	–		–	–		–	1,941	1,941

At 31 December	5,587	4,881	49,432	3,215		1,349	21,058		85,522	13,675	99,197

1	Retained earnings include 36,255,999 (US$1,424 million) of own shares held within HSBC’s insurance business, its retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets.
2	Net exchange differences arising on the retranslation of amounts recognised in ‘Retained earnings’.
3	Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value difference of US$8,290 million in respect of HSBC France and US$12,768 million in respect of HSBC Finance Corporation is a merger reserve.
Cumubalancelative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The of US$1,669 million has been charged against retained earnings.

Back to Contents

40	Notes on the cash flow statement

	Non-cash items included in profit before tax
		HSBC			HSBC Holdings

		2006	2005	2004	2006	2005
		US$m	US$m	US$m	US$m	US$m

	Depreciation, amortisation and impairment	2,528	2,213	2,225	–	11
	Revaluations on investment property	(164)	(201)	(99)	–	–
	Share-based payment expense	854	540	450	58	13
	Loan impairment losses gross of recoveries	11,331	8,295	7,104	–	–
	Provisions for liabilities and charges	498	327	1,181	–	–
	Impairment of financial investments	21	–	(105)	–	(11)
	Charge for defined benefit pension schemes	664	676	825	–
	Accretion of discounts and amortisation of premiums	(776)	(446)	(175)	–	–

		14,956	11,404	11,406	58	13

Change in operating assets
	HSBC			HSBC Holdings

	2006	2005	2004	2006	2005
	US$m	US$m	US$m	US$m	US$m

Change in loans to HSBC undertakings	–	–	–	(1,060)	2,544
Change in prepayments and accrued income	(2,478)	7,121	(5,329)	(22)	(14)
Change in net trading securities and net derivatives	(13,620)	4,940	2,695	(740)	1,052
Change in loans and advances to banks	(11,505)	307	10,825	–	–
Change in loans and advances to customers	(132,987)	(80,150)	(139,072)	–	–
Change in financial assets designated at fair value	(4,883)	(15,048)	–	–	–
Change in other assets	(7,796)	(8,923)	(2,262)	(5)	(19)

	(173,269)	(91,753)	(133,143)	(1,827)	3,563

Change in operating liabilities
	HSBC			HSBC Holdings

	2006	2005	2004	2006	2005
	US$m	US$m	US$m	US$m	US$m

Change in accruals and deferred income	3,549	(3,810)	2,578	16	(77)
Change in deposits by banks	28,378	(14,328)	12,187	–	–
Change in customer accounts	149,849	46,394	104,877	–	–
Change in debt securities in issue	42,253	(19,047)	52,256	–	–
Change in financial liabilities designated at fair value	8,382	61,837	–	700	12,448
Change in other liabilities	4,967	1,166	3,605	340	(16,771)

	237,378	72,212	175,503	1,056	(4,400)

Cash and cash equivalents

	HSBC			HSBC Holdings

	2006	2005	2004	2006	2005
	US$m	US$m	US$m	US$m	US$m

Cash at bank with HSBC undertakings	–	–	–	729	756
Cash and balances at central banks	12,732	13,712	9,944	–	–
Items in the course of collection from other banks	14,144	11,300	6,338	–	–
Loans and advances to banks of one month or less	162,998	100,527	117,658	–	–
Treasury bills, other bills and certificates of deposit
less than three months	38,237	22,790	32,317	–	–
Less: items in the course of transmission to other banks
	(12,625)	(7,022)	(5,301)	–	–

Total cash and cash equivalents	215,486	141,307	160,956	729	756

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 40 and 41

Total interest paid by HSBC during the year was US$47,794 million (2005: US$33,974 million, 2004: US$19,038 million). Total interest received by HSBC during the year was US$85,143 million (2005: US$65,799 million, 2004: US$49,021 million). Total dividends received by HSBC during the year were US$1,525 million (2005: US$808 million, 2004: US$640 million).

41	Contingent liabilities, contractual commitments and financial guarantee contracts

	HSBC		HSBC Holdings

	2006	2005	2006	2005
	US$m	US$m	US$m	US$m
Contingent liabilities and financial guarantee contracts
Guarantees and irrevocable letters of credit pledged as collateral security[1]:
– 1 year and under	42,427	28,152	–	–
– over 1 year	34,983	29,323	17,605	36,877
Other contingent liabilities	330	152	–	–

	77,740	57,627	17,605	36,877

Commitments
Documentary credits and short-term trade-related transactions	9,659	8,090	–	–
Forward asset purchases and forward forward deposits placed	2,077	2,179	–	–
Undrawn note issuing and revolving underwriting facilities	213	468	–	–
Undrawn formal standby facilities, credit lines and other commitments to lend:
– 1 year and under	584,167	527,506	2,920	2,517
– over 1 year	118,514	103,398	1,047	1,146

	714,630	641,641	3,967	3,663

1	Including financial guarantee contracts.

The above table discloses the nominal principal amounts of third party off-balance sheet transactions, the amounts relating to other contingent liabilities and the nominal principal amounts relating to financial guarantee contracts. Contingent liabilities and commitments are mainly credit-related instruments which include non-financial guarantees and commitments to extend credit. Contractual amounts represent the amounts at risk should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

At 31 December 2006, HSBC had US$1,259 million (2005: US$1,218 million) of capital commitments contracted but not provided for and US$289 million (2005: US$333 million) of capital commitments authorised but not contracted for.

Guarantees (including financial guarantee contracts)

HSBC provides guarantees and similar undertakings on behalf of both third party customers and other entities within the HSBC Group. These guarantees are generally provided in the normal course of HSBC’s banking business. The principal types of guarantees provided, and the maximum potential amount of future payments which HSBC could be required to make at 31 December 2006, were as follows:

Back to Contents

	At 31 December 2006		At 31 December 2005

		Guarantees		Guarantees
		by HSBC		by HSBC
		Holdings		Holdings
	Guarantees in	in favour of	Guarantees	in favour of
	favour of	other HSBC	in favour of	other HSBC
	third parties	Group entities	third parties	Group entities
	US$m	US$m	US$m	US$m
Guarantee type
Financial guarantee contracts[1]	22,746	17,605	19,080	36,877
Standby letters of credit which are financial guarantee contracts[2]	4,535	–	3,649	–
Other direct credit substitutes[3]	5,514	–	5,302	–
Performance bonds[4]	8,070	–	6,355	–
Bid bonds[4]	592	–	595	–
Standby letters of credit related to particular transactions[4]	7,301	–	6,640	–
Other transaction-related guarantees[4]	28,627	–	15,709	–
Other items	25	–	145	–

	77,410	17,605	57,475	36,877

1	Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss incurred because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. The amounts in the above table are nominal principal amounts.
2	Standby letters of credit which are financial guarantee contracts are irrevocable obligations on the part of HSBC to pay third parties when customers fail to make payments when due.
3	Other direct credit substitutes include re-insurance letters of credit and trade-related letters of credit issued without provision for the issuing entity to retain title to the underlying shipment.
4	Performance bonds, bid bonds, standby letters of credit and other transaction-related guarantees are undertakings by which the obligation on HSBC to make payment depends on the outcome of a future event.

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

Joint ventures

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

Post-employment benefit obligations

HSBC had no contingent liabilities relating to post-employment benefits.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 42, 43 and 44

42	Lease commitments

Finance lease commitments

HSBC leases land and buildings (including branches) and equipment from third parties under finance lease arrangements to support its operations.

	2006	2005
	US$m	US$m
Total future minimum payments:
– no later than one year	60	50
– later than one year and no later than five years	145	152
– later than five years	707	630

	912	832
Less: future interest charges	(205)	(193)

Present value of finance lease commitments	707	639

At 31 December 2006, future minimum sublease payments of US$163 million (2005: US$26 million) are expected to be received under non-cancellable subleases at the balance sheet date.

Operating lease commitments

At 31 December 2006, HSBC was obligated under a number of non-cancellable operating leases for properties, plant and equipment on which the future minimum lease payments extend over a number of years.

	2006		2005

	Land and		Land and
	buildings	Equipment	buildings	Equipment
	US$m	US$m	US$m	US$m
Future minimum lease payments under non-cancellable operating leases:
– no later than one year	789	10	712	32
– later than one year and no later than five years	2,290	21	1,730	24
– later than five years	1,198	–	1,452	–

	4,277	31	3,894	56

In 2006, US$781 million (2005: US$704 million; 2004: US$588 million) was charged to ‘General and administrative expenses’ in respect of lease and sublease agreements, of which US$762 million (2005: US$683 million; 2004: US$567 million) related to minimum lease payments, US$19 million (2005: US$21 million; 2004: US$21 million) to contingent rents, and nil (2005: nil; 2004: nil) to sublease payments.

The contingent rent represents escalation payments made to landlords for operating, tax and other escalation expenses.

Finance lease receivables

HSBC leases a variety of assets to third parties under finance leases, including transport assets (such as aircraft), property and general plant and machinery. At the end of lease terms, assets may be sold to third parties or leased for further terms. Lessees may participate in any sales proceeds achieved. Lease rentals arising during the lease terms will either be fixed in quantum or be varied to reflect changes in, for example, tax or interest rates. Rentals are calculated to recover the cost of assets less their residual value, and earn finance income.

Back to Contents

	2006			2005

	Total future	Unearned		Total future	Unearned
	minimum	finance	Present	minimum	interest	Present
	payments	income	value	payments	income	value
	US$m	US$m	US$m	US$m	US$m	US$m
Lease receivables:
– no later than one year	2,305	(460)	1,845	2,170	(266)	1,904
– later than one year and no later than five years	7,207	(1,400)	5,807	5,908	(1,329)	4,579
– later than five years	9,206	(2,944)	6,262	8,369	(3,109)	5,260

	18,718	(4,804)	13,914	16,447	(4,704)	11,743

At 31 December 2006, unguaranteed residual values of US$212 million (2005: US$68 million) had been accrued, and the accumulated allowance for uncollectible minimum lease payments receivable amounted to US$28 million (2005: US$15 million).

During the year, a total of US$59 million (2005: nil) was received as contingent rents and recognised within ‘Other operating income’.

Operating lease receivables

HSBC leases a variety of different assets to third parties under operating lease arrangements, including transport assets (such as rolling stock), property and general plant and machinery.

	2006		2005

	Land and		Land and
	buildings	Equipment	buildings	Equipment
	US$m	US$m	US$m	US$m

Future minimum lease payments under non-cancellable operating leases:
– no later than one year	47	808	71	397
– later than one year and no later than five years	17	1,561	160	1,136
– later than five years	12	573	153	456

	76	2,942	384	1,989

43	Litigation

HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US, arising out of its normal business operations. HSBC considers that none of the actions is regarded as material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of such litigation. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practicable to do so.

44	Related party transactions

The Group’s related parties include associates, joint ventures, post-employment benefit plans for the benefit of HSBC employees, key management personnel, close family members of key management personnel and entities which are controlled, jointly controlled or significantly influenced, or for which significant voting power is held, by key management personnel or their close family members.

Transactions with Directors and other key management personnel

Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of HSBC Holdings, being the members of the Board of Directors of HSBC Holdings and Group Managing Directors.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 44

Compensation of Directors and other key management personnel

	HSBC

	2006	2005
	US$m	US$m

Short-term employee benefits	76	71
Post-employment benefits	3	2
Share-based payment	61	21

	140	94

Transactions, arrangements and agreements involving Directors and others

Particulars of transactions, arrangements and agreements entered into by subsidiaries of HSBC Holdings with Directors and connected persons and companies controlled by them and with officers of HSBC Holdings, disclosed pursuant to section 232 of the Companies Act 1985, were as follows:

	2006		2005

	Number of	Balance at	Number of	Balance at
	persons	31 December	persons	31 December
		US$000		US$000

Directors and connected persons and companies controlled by them[1]	85		76
Loans		407,176		279,297
Credit cards		317		250
Guarantees		21,751		10,622

Officers[2,3]	12		37
Loans		16,706		42,857
Credit cards		687		352
Guarantees		23		164

Further information on related party transactions, disclosed pursuant to the requirements of IAS 24, is shown below. The disclosure of the year-end balance and the highest amount outstanding during the year is considered the most meaningful information to represent the amount of the transactions and the amount of outstanding balances during the year.

1	All of the Directors are key management personnel of HSBC Holdings. The aggregate of the highest amounts outstanding during 2006 of loans, credit card transactions and guarantees with HSBC for the Directors and close members of their family and companies that they control, jointly control or significantly influence, or for which significant voting power is held were US$550,175,512, US$696,444 and US$24,929,062 respectively (2005: US$495,990,427, US$617,259 and US$16,775,779 respectively).
2	Included within Officers are non-Director members of the key management personnel of HSBC Holdings. During 2006, 17 non-Director key management personnel and close members of their family and companies that they control, jointly control or significantly influence, or for which significant voting power is held entered into loan, credit card transactions and guarantees with HSBC (2005: 13 persons). The aggregate of the highest amounts outstanding during 2006 of loans, credit card transactions and guarantees with HSBC for the non-Director key management personnel and close members of their family and companies that they control, jointly control or significantly influence, or for which significant voting power is held were US$32,429,961, US$941,114 and US$22,747 respectively (2005: US$30,116,609, US$287,888 and US$20,385 respectively). The aggregate of the balances of loans and credit card transactions and guarantees with HSBC outstanding at 31 December 2006 for the non-Director key management personnel and close members of their family and companies that they control, jointly control or significantly influence, or for which significant voting power is held were US$16,418,110, US$658,890 and US$22,747 respectively (2005: US$20,166,452, US$66,467 and US$20,385 respectively).
3	For 2006, Officers comprise ten Group Managing Directors, the Group Chief Accounting Officer and the Group Company Secretary. For 2005, Officers comprised six Group Managing Directors, 30 Group General Managers and the Group Company Secretary.

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

Back to Contents

Shareholdings and options of Directors and other key management personnel
	At 31 December

	2006	2005
	’000	’000

Number of options over HSBC Holdings ordinary shares made under employee share plans
held by Directors and other key management personnel	4,563	14,217
Number of HSBC Holdings ordinary shares held beneficially and non-beneficially by
Directors and other key management personnel	20,912	24,304

	25,475	38,521

Transactions with other related parties of HSBC

Associates and joint ventures

The Group provides certain banking and financial services to associates and joint ventures. Details of the interests in associates and joint ventures are given in Note 20. Transactions and balances during the year with associates and joint ventures were as follows:
	2006				2005

	Highest				Highest
	balance during		Balance at		balance during		Balance at
	the year	[1]	31 December	[1]	the year	[1]	31 December	[1]
	US$m		US$m		US$m		US$m

Amounts due from joint ventures:
– unsubordinated	746		80		539		539
Amounts due from associates:
– subordinated	52		15		63		29
– unsubordinated	586		376		1,133		333

	1,384		471		1,735		901

Amounts due to joint ventures	1,490		58		1,382		1,382
Amounts due to associates	892		506		161		133

	2,382		564		1,543		1,515

1	The disclosure of the year-end balance and the highest balance during the year is considered the most meaningful information to represent transactions during the year.

The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third party counterparties.

Pension funds

At 31 December 2006, US$15.1 billion (2005: US$19.4 billion) of HSBC pension fund assets were under management by HSBC companies. Fees of US$49 million (2005: US$50 million) were earned by HSBC companies for these management services. HSBC’s pension funds had placed deposits of US$348 million (2005: US$252 million) with its banking subsidiaries. The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third party counterparties.

HSBC Bank (UK) Pension Scheme entered into swap transactions with HSBC to manage the inflation and interest rate sensitivity of the liabilities. At 31 December 2006, the gross notional value of the swaps was US$14.5 billion, the swaps had a negative fair value of US$273 million to the scheme and HSBC had delivered collateral of US$265 million to the scheme in respect of these swaps. All swaps were executed at prevailing market rates and within standard market bid-offer spreads.

In order to satisfy diversification requirements, the Trustee has requested special collateral provisions for the swap transactions between HSBC and the scheme. The collateral agreement stipulates that the scheme never posts collateral to HSBC. Collateral is posted to the scheme by HSBC at an amount that the Trustee is highly confident would be sufficient to replace the swaps in the event of default by HSBC Bank plc.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 44, 45, 46 and 47

With the exception of the special collateral arrangements detailed above, all other aspects of the swap transactions between HSBC and the scheme are on substantially the same terms as comparable transactions with third party counterparties.

HSBC International Staff Retirements Benefits Scheme entered into swap transactions with HSBC to manage the inflation and interest rate sensitivity of the liabilities and selected assets. At 31 December 2006, the gross notional value of the swaps was US$1.2 billion (2005: US$1.0 billion), and the swaps had a net positive fair value of US$14 million to the scheme (2005: US$53 million).

HSBC Holdings

Details of HSBC Holdings’ principal subsidiaries are shown in Note 24.

Transactions and balances during the year with subsidiaries were as follows:

		2006				2005

		Highest				Highest
		balance during		Balance at		balance during		Balance at
		the year	[1]	31 December	[1]	the year	[1]	31 December	[1]
Subsidiaries		US$m		US$m		US$m		US$m
Assets
Cash at bank		784		729		756		756
Derivatives		1,599		1,599		1,795		968
Loans and advances		14,935		14,456		17,282		14,092
Financial investments		3,426		3,316		6,240		3,256
Investments in subsidiaries		62,356		62,356		58,038		58,038

Total related party assets		83,100		82,456		84,111		77,110

Liabilities
Amounts owed to HSBC undertakings		4,279		3,100		7,352		4,075
Derivatives		385		177		286		286
Subordinated liabilities:
–	cost	3,991		3,991		3,997		3,786
–	fair value	4,231		4,231		4,498		4,055

Total related party liabilities		12,886		11,499		16,133		12,202

Guarantees		36,877		17,605		41,455		36,877

1	The disclosure of the year-end balance and the highest balance during the year is considered the most meaningful information to represent transactions during the year.

The above outstanding balances arose in the ordinary course of business and are on substantially the same terms, including interest rates and security, as for comparable transactions with third party counterparties, with no exceptions in respect of loans and advances to subsidiaries (exceptions in 2005: US$3,296 million), and exceptions of US$640 million (2005: US$3,235 million) in respect of loans from HSBC undertakings to HSBC Holdings made at an agreed zero per cent interest.

Some employees of HSBC Holdings are members of the HSBC Bank (UK) Pension Scheme, which is sponsored by a separate Group company. HSBC Holdings incurs a charge for these employees equal to the contributions paid into the scheme on their behalf. Disclosure in relation to the scheme is made in Note 7 to the accounts.

45	Events after the balance sheet date

As a consequence of inviting proposals for a sale and leaseback of 8 Canada Square, London, under an operating lease arrangement, the property has been reclassified as a non-current asset held for sale after 31 December 2006. This is in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’. The reclassification was made at carrying value, with no financial impact on the income statement. At 31 December 2006, the carrying amount of the property, included in ‘Property, plant and equipment’, was US$742 million and the carrying amount of the long leasehold land, included in ‘Prepayments and accrued income’, was US$210 million. The building and leasehold interest are included in the assets of the Europe geographical segment and the ‘Other’ customer group segment.

Back to Contents

On 1 March 2007, Ping An Insurance (Group) Company of China Limited (‘Ping An Insurance’), an associate of HSBC, issued 1,150 million new shares for a total consideration of RMB38,870 million (approximately US$4,920 million). HSBC did not subscribe for any additional shares and, as a result, its interest in the equity of Ping An Insurance decreased from 19.9 per cent to 16.8 per cent. While the Group’s interest has reduced, the assets of Ping An Insurance have substantially increased as a result of this issue. Consequently, it is expected that this transaction would result in an increase in HSBC’s share of underlying net assets of Ping An Insurance.

A fourth interim dividend for 2006 of US$0.36 per share (US$4,171 million) (2005: US$0.31 per share, US$3,513 million) was declared by the Directors after 31 December 2006.

These accounts were approved by the Board of Directors on 5 March 2007 and authorised for issue.

46	UK and Hong Kong accounting requirements

The financial statements have been prepared in accordance with IFRSs. There would be no significant differences had they been prepared in accordance with Hong Kong Financial Reporting Standards.

47	Differences between IFRSs and US GAAP

The consolidated financial statements of HSBC are prepared in accordance with IFRSs which differ significantly in certain respects from US GAAP. The following is a summary of the significant differences applicable to HSBC.

Shareholders’ interest in the long-term insurance fund

IFRSs

•	IFRS 4 permits entities to continue to account for insurance contracts under previous GAAP until a comprehensive standard relating to the measurement of insurance liabilities is developed.

•	Under UK GAAP and, hence, current IFRSs, the value placed on insurance contracts that are classified as long- term insurance business and are in force at the balance sheet date is recognised as an asset. The present value of in-force long-term insurance business is determined by discounting future cash flows expected to emerge from business currently in force using appropriate assumptions in assessing factors such as future mortality, lapse rates and levels of expenses and a risk discount rate that reflects the risk premium attributable to the respective long-term insurance business.

•	Movements in the present value of in-force long-term insurance business are included in ‘Other operating income’ on a gross of tax basis.

US GAAP

•	The net present value of future earnings is not recognised. Acquisition costs and fees are deferred and amortised in accordance with Statement of Financial Accounting Standard (‘SFAS’) 97 ‘Accounting and Reporting by Insurance Enterprises for Certain Long-duration Contracts and for Realised Gains and Losses from the Sale of Investments’.

Impact

•	Under US GAAP, shareholders' equity is lower than under IFRSs because the present value of in-force long-term insurance business is not recognised.

•	This effect is partly offset by the treatment of acquisition costs, which are deferred and amortised under US GAAP but are written off immediately as an expense of long-term insurance business under IFRSs.

Pension costs

IFRSs

•	IAS 19 ‘Employee Benefits’ (‘IAS 19’) requires pension liabilities to be assessed on the basis of current actuarial valuations performed on each plan, and pension assets to be measured at fair value. The net pension surplus or deficit, representing the difference between plan assets and liabilities, is recognised on the balance sheet.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 47

•	In accordance with IAS 19 (revised 2006), HSBC has elected to record all actuarial gains and losses on the pension surplus or deficit in the year in which they occur within the ‘Consolidated statement of recognised income and expense’.

US GAAP

•	SFAS 87, ‘Employers’ Accounting for Pensions’, prescribes a similar method of actuarial valuation for pension liabilities and requires the measurement of plan assets at fair value.

•	SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)’ (SFAS 158), was adopted by HSBC as at 31 December 2006 and aligns the US GAAP balance sheet treatment with IFRSs by requiring the funded status of HSBC’s benefit plan (the difference between plan assets at fair value and the plan benefit obligations) to be recognised on the balance sheet.

•	In 2005, when the value of benefits accrued based on employee service up to the balance sheet date (the accumulated benefit obligation) exceeded the value of plan assets, HSBC recognised an additional minimum pension liability to the extent that the excess was greater than any accrual already established for unfunded pension costs.

•	SFAS 87 does not permit recognition of all actuarial gains and losses in a statement other than the primary income statement. As permitted by US GAAP, HSBC uses the 'corridor method', whereby actuarial gains and losses outside a certain range are recognised in the income statement in equal amounts over the remaining service lives of current employees. That range is 10 per cent of the greater of plan assets and plan liabilities. The remaining additional minimum pension liability and the transition to SFAS 158 are recognised directly in Other comprehensive income (‘OCI’).

Impact

•	Net income under US GAAP is lower than under IFRSs as a result of the amortisation of the amount by which actuarial losses exceed gains beyond the 10 per cent 'corridor'.

Stock-based compensation

IFRSs

•	IFRS 2, ‘Share-based Payment’, requires that when annual bonuses are paid in restricted shares and the employee must remain with the employer for a fixed period in order to receive the shares, the fair value of the award is expensed over that period.

US GAAP

•	For awards made before 1 July 2005, SFAS 123, ‘Accounting for Stock-based Compensation’, (‘SFAS 123’) requires that compensation cost be recognised over the period(s) in which the related employee services are rendered. HSBC has interpreted this service period as the period to which the bonus relates.

•	For 2005 bonuses awarded in early 2006, HSBC will follow SFAS 123 (revised 2004) ‘Share-based Payment’ (‘SFAS 123R’). SFAS 123R is consistent with IFRS 2 in requiring that restricted bonuses are expensed over the period the employee must remain with HSBC. However, SFAS 123R only applies to awards made after the date of adoption, which for HSBC is 1 July 2005.

Impact

•	Some of the bonuses awarded in respect of 2002, 2003 and 2004 were recognised over the relevant vesting period and were, therefore, expensed in ‘Net income’ under IFRSs during 2005 and 2006. Under US GAAP, these awards were expensed in the years for which they were granted. 2005 and 2006 bonuses will be expensed over the vesting period under both IFRSs and US GAAP. Net income was, therefore, higher under US GAAP in 2005 and 2006.

•	IFRSs and US GAAP are now largely aligned and this transition difference will be eliminated over the next few years.

Back to Contents

Goodwill, purchase accounting and intangible assets

IFRSs

•	Prior to 1998, goodwill under UK GAAP was written off against equity. HSBC did not elect to reinstate this goodwill on its balance sheet upon transition to IFRSs. From 1 January 1998 to 31 December 2003, goodwill was capitalised and amortised over its useful life. The carrying amount of goodwill existing at 31 December 2003 under UK GAAP was carried forward under the transition rules of IFRS 1 from 1 January 2004, subject to certain adjustments.

•	IFRS 3 ‘Business Combinations’ requires that goodwill should not be amortised but should be tested for impairment at least annually at the cash generating unit level by applying a test based on recoverable amounts.

•	Quoted securities issued as part of the purchase consideration are valued for the purpose of determining the cost of the acquisition at their market price on the date the transaction is completed.

US GAAP

•	Up to 30 June 2001, goodwill acquired was capitalised and amortised over its useful life, which could not exceed 25 years. The amortisation of previously acquired goodwill ceased with effect from 31 December 2001.

•	Quoted securities issued as part of the purchase consideration are fair valued for the purpose of determining the cost of acquisition at their average market price over a reasonable period before and after the date on which the terms of the acquisition are agreed and announced.

Impact

•	Total goodwill and shareholders’ equity are both higher under US GAAP than under IFRSs because, under US GAAP, (i) pre-1998 goodwill is included on the balance sheet and (ii) the amortisation of goodwill ceased on 31 December 2001 compared with 31 December 2003 under IFRSs.

•	However, goodwill on the acquisition of HSBC Finance in March 2003 is lower under US GAAP than under IFRSs. This is principally the result of differences in the accounting for securitisations and intangibles. Under IFRSs, previously recognised gains on the sale of assets to securitisation vehicles are eliminated and the securitised assets are recognised on balance sheet. However, because HSBC elected not to restate business combinations prior to 1 January 2004 on transition to IFRSs, a significant amount of intangible assets arising on acquisition were not recognised for IFRSs purposes. Under US GAAP, recognition of these assets was required.

•	Offsetting this was the recognition of a deferred tax liability under US GAAP in respect of these intangibles and gains on sale of securitised assets.

•	The effect of these items was further offset by the higher value under US GAAP of HSBC shares issued as part of the purchase consideration. The HSBC share price fell between the time of the announcement of the acquisition in November 2002 and its completion in March 2003, so the average price under US GAAP exceeded the price on the date of acquisition under IFRSs.

Derivatives and hedge accounting

IFRSs

•	Derivatives are recognised initially, and are subsequently remeasured, at fair value. Fair values of exchange- traded derivatives are obtained from quoted market prices. Fair values of over-the-counter derivatives are obtained using valuation techniques, including discounted cash flow models and option pricing models.

•	In the normal course of business, the fair value of a derivative on initial recognition is considered to be the transaction price (that is the fair value of the consideration given or received). However, in certain circumstances the fair value of an instrument will be evidenced by comparison with other observable current market transactions in the same instrument (without modification or repackaging) or will be based on a valuation technique whose variables include only data from observable markets, including interest rate yield curves, option volatilities and currency rates. When such evidence exists, HSBC recognises a trading gain or loss on inception of the derivative. When unobservable market data have a significant impact on the valuation of derivatives, the entire initial difference in fair value indicated by the valuation model from the transaction price is not recognised immediately in the income statement but is recognised over the life of the transaction on an appropriate basis, or when the inputs become observable, or the transaction matures or is closed out.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 47

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

Hedge accounting

–	It is HSBC’s policy to document, at the inception of a hedge, the relationship between the hedging instruments and the hedged items, as well as the risk management objective and strategy for undertaking the hedge. The policy also requires documentation of the assessment, both at hedge inception and on an ongoing basis, of whether the hedging instruments, primarily derivatives, that are used in the hedging transaction are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risks. Interest on designated qualifying hedges is included in ‘Net interest income’.

Fair value hedge

–	Changes in the fair values of derivatives that are designated and qualify as fair value hedging instruments are recorded in the income statement, together with changes in the fair values of the hedged assets or liabilities or groups thereof that are attributable to the hedged risks.

–	If the hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of a hedged item is amortised to the income statement based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognised, in which case it is released to the income statement immediately.

Cash flow hedge

–	The effective portion of changes in the fair values of derivatives that are designated and qualify as cash flow hedges are recognised in equity within the cash flow hedging reserve. Any gain or loss relating to an ineffective portion is recognised immediately in the income statement.

–	Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

–	When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is eventually recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Back to Contents

Net investment hedge

	–	Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. A gain or loss on the effective portion of the hedging instrument is recognised in equity; a gain or loss on the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement on the disposal of the foreign operation.

Hedge effectiveness testing

	–	To qualify for hedge accounting, IAS 39 requires that at inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective effectiveness), and demonstrate actual effectiveness (retrospective effectiveness) on an ongoing basis.

	–	The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed. The method HSBC entities adopt for assessing hedge effectiveness will depend on their risk management strategies.

	–	For prospective effectiveness, the hedging instrument must be expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated. For actual effectiveness to be achieved, the changes in fair value or cash flows must offset each other in the range of 80 per cent to 125 per cent for the hedge to be deemed effective.

Derivatives that do not qualify for hedge accounting

	–	All gains and losses from changes in the fair value of derivatives that do not qualify for hedge accounting are recognised immediately in the income statement. These gains and losses are reported in ‘Net trading income’, except where derivatives are managed in conjunction with financial instruments designated at fair value, in which case gains and losses are reported in ‘Net income from financial instruments designated at fair value’, other than interest settlements on derivatives managed in conjunction with issued debt securities designed at fair value which are reported in ‘Interest expense’. All other gains and losses on these derivatives are reported in ‘Net income from financial instruments designated at fair value’.

From 1 January 2004 to 31 December 2004

•	Derivative financial instruments comprised futures, forward, swap and option transactions undertaken by HSBC in the foreign exchange, interest rate, equity, credit derivative, and commodity markets that were held off balance sheet. Netting was applied where a legal right of set-off existed.

•	Accounting for these instruments was dependent upon whether the transactions were undertaken for trading or non-trading purposes.

Trading transactions

•	Trading transactions included transactions undertaken for market-making, to service customers’ needs and for proprietary purposes, as well as any related hedges.

•	Transactions undertaken for trading purposes were marked to market and the net present value of any gain or loss arising was recognised in the income statement as ‘Net trading income’, after appropriate deferrals for unearned credit margins and future servicing costs. Derivative trading transactions were valued by reference to an independent liquid price where this was available. For those transactions with no readily available quoted prices, predominantly over the counter transactions, market values were determined by reference to independently sourced rates, using valuation models. If market observable data was not available, the initial increase in fair value indicated by the valuation model, but based on unobservable inputs, was not recognised immediately in the income statement. This amount was held back and recognised over the life of the transaction where appropriate, or released to the income statement when the inputs became observable, or when the transaction matured or was closed out. Adjustments were made for illiquid positions when appropriate.

•	Assets, including gains, resulting from derivative exchange rate, interest rate, equities, credit derivative and commodity contracts which were marked to market were included in ‘Derivatives’ on the asset side of the balance sheet. Liabilities, including losses, resulting from such contracts, were included in ‘Derivatives’ on the liability side of the balance sheet.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 47

Non-trading transactions

•	Non-trading transactions, which were those undertaken for hedging purposes as part of HSBC’s risk management strategy against cash flows, assets, liabilities or positions, were measured on an accrual basis. Non-trading transactions included qualifying hedges and positions that synthetically altered the characteristics of specified financial instruments.

•	Non-trading transactions were accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any gains or losses arising were recognised on the same basis as those arising from the related assets, liabilities or positions.

•	To qualify as a hedge, a derivative was required effectively to reduce the price, foreign exchange or interest rate risk of the asset, liability or anticipated transaction to which it was linked and be capable of designation as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative were required to be highly correlated to changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. If these criteria were met, the derivative was accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes included swaps, forwards and futures. Interest rate swaps were also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument had to be linked to specific individual, or pools of similar, assets or liabilities by the notional principal and interest rate risks of the associated instruments, and had to achieve a result that was consistent with defined risk management objectives. If these criteria were met, accruals based accounting was applied, i.e. income or expense was recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement.

•	Any gain or loss arising on the termination of a qualifying derivative was deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position was sold or terminated, the qualifying derivative was immediately marked to market and any gain or loss arising was taken to the income statement.

US GAAP

•	The accounting under SFAS 133 ‘Accounting for derivative instruments and hedging activities’ is generally consistent with that under IAS 39, which HSBC has followed in its IFRSs reporting from 1 January 2005, as described above. However, specific assumptions regarding hedge effectiveness under US GAAP are not permitted by IAS 39.

•	The requirements of SFAS 133 have been effective from 1 January 2001.

•	During 2006, HSBC’s US operating subsidiaries discontinued the use of the ‘shortcut method’. The US GAAP ‘shortcut method’ permits an assumption of zero ineffectiveness in hedges of interest rate risk with an interest rate swap provided specific criteria have been met. IAS 39 does not permit such an assumption, requiring a measurement of actual ineffectiveness at each designated effectiveness testing date.

•	However, IFRSs allow greater flexibility in the designation of the hedged item. Under US GAAP, all contractual cash flows must form part of the designated relationship, whereas IAS 39 permits the designation of identifiable benchmark interest cash flows only.

•	Certain issued structured notes are classified as trading liabilities under IFRSs, but not under US GAAP. Under IFRSs, these notes will be held at fair value, with changes in fair value reflected in the income statement. Under US GAAP, if the embedded derivative would otherwise require bifurcation, an irrevocable election may be made to initially and subsequently measure the entire issued note at fair value, with changes in fair value recognised through income. This election is made under US GAAP when the underlying issued notes are classified as trading liabilities under IFRS. If the embedded derivative is clearly and closely related to the host contract, the issued note will be held at amortised cost in its entirety, with changes in the amortised cost reflected in the income statement.

•	Under US GAAP, derivatives receivable and payable with the same counterparty may be reported net on the balance sheet when there is an executed ISDA Master Netting Arrangement covering enforceable jurisdictions. These contracts do not meet the requirements for offset under IAS 32 and hence are presented gross on the balance sheet under IFRSs.

Back to Contents

Impact

•	Prior to 2006, HSBC’s North American subsidiaries followed the ‘shortcut method’ of hedge effectiveness testing for certain transactions in their US GAAP reporting. Alternative hedge effectiveness testing methodologies were sought under IFRSs for these hedging relationships.

•	Apart from certain subsidiaries in North America, HSBC has chosen not to adopt hedge accounting for US GAAP purposes as this would require a designated hedged item inconsistent with the approach adopted under IFRSs. Qualifying IAS 39 hedging derivatives have been measured at fair value with the gain or loss recognised in net income for US GAAP purposes.

Designation of financial assets and liabilities at fair value through profit and loss

IFRSs

•	Under IAS 39, a financial instrument, other than one held for trading, is classified in this category if it meets the criteria set out below, and is so designated by management. An entity may designate financial instruments at fair value where the designation:

	–	eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring financial assets or financial liabilities or recognising the gains and losses on them on different bases; or

	–	applies to a group of financial assets, financial liabilities or a combination of both that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and where information about that group of financial instruments is provided internally on that basis to management; or

	–	relates to financial instruments containing one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments.

•	Financial assets and financial liabilities so designated are recognised initially at fair value, with transaction costs taken directly to the income statement, and are subsequently remeasured at fair value. The designation, once made, is irrevocable in respect of the financial instruments to which it relates. Financial assets and financial liabilities are recognised when HSBC enters into the contractual provisions of the arrangements with counterparties, which is generally on trade date.

•	Gains and losses from changes in the fair value of such assets and liabilities are recognised in the income statement as they arise, together with related interest income and expense and dividends, within ‘Net income from financial instruments designated at fair value’, except for interest on own debt issued by HSBC, and related derivatives, which is reported in ‘Interest expense’.

US GAAP

•	Generally, for financial assets to be measured at fair value with gains and losses recognised immediately in the income statement, they must meet the definition of trading securities in SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’ (‘SFAS 115’). Financial liabilities are usually reported at amortised cost under US GAAP.

•	Since 1 January 2006, HSBC has accounted for hybrid financial instruments under the provisions of SFAS 155 ‘Hybrid Financial Instruments’. Hybrid financial instruments used that contain an embedded derivative that would otherwise require bifurcation are, where so designated through an irrevocable election, initially and subsequently measured at fair value, with changes in fair value recognised through income.

Impact

•	HSBC has principally used the fair value designation option in the following cases:

	–	for certain fixed rate long-term debt issues whose interest rate characteristic has been changed to floating through interest rate swaps as part of a documented interest rate management strategy. In 2006, approximately US$56 billion (2005: US$51 billion) of the Group’s debt issues have been accounted for using this option. The movement in fair value of these debt issues includes the effect of changes in own credit spread and any ineffectiveness in the economic relationship between the related swaps and own debt. Such ineffectiveness arises from the different credit characteristics of the swap and own debt coupled with

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 47

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

	–	certain financial assets held by insurance operations and managed at fair value to meet liabilities under insurance contracts (in 2006, approximately US$6 billion; 2005: US$4 billion of assets);

	–	financial liabilities under investment contracts and the related financial assets, when the change in value of the assets is correlated with the change in value of the liabilities to policyholders (in 2006, approximately US$12 billion; 2005: US$8 billion of liabilities and related assets).

•	Under US GAAP, debt issues are generally reported at amortised cost. There are circumstances, by virtue of different technical requirements and the transition arrangements to IFRSs, where derivatives providing an economic hedge for an asset or liability, and so designated under IFRSs, are not so treated under US GAAP, thereby creating a reconciliation difference and asymmetrical accounting between the asset and liability and the offsetting derivative. Such derivatives result in an adjustment that is included in the reconciliations below, within ‘Derivatives and hedge accounting’.

•	Prior to 1 January 2006, debt issues which had embedded derivatives were also reported at amortised cost with any embedded derivatives bifurcated where required by SFAS 133.

•	From 1 January 2006, as described above, the Group’s hybrid debt issues that contain an embedded derivative that would otherwise require bifurcation are accounted for in a consistent manner under both IFRSs and US GAAP, where such instruments are designated to be measured at fair value. On the US GAAP balance sheet, such instruments are reclassified as ‘Financial liabilities designated at fair value’.

•	Under US GAAP, assets held to meet insurance/investment contracts are reported as available-for-sale, with gains and losses taken directly to ‘Other comprehensive income’. When the corresponding liability is reported at fair value, with movements reported immediately in net income, this also results in asymmetrical accounting being reflected in US GAAP net income.

•	All these adjustments are included as ‘Derivatives and hedge accounting’ in the reconciliations below.

Available-for-sale securities

IFRSs

•	Treasury bills, debt securities and equity shares intended to be held on a continuing basis are classified as available-for-sale securities unless designated at fair value (see above) or classified as held-to-maturity.

•	Available-for-sale securities are initially measured at fair value plus direct and incremental transaction costs. They are subsequently remeasured at fair value. Changes in fair value are recognised in equity until the securities are either sold or impaired. On the sale of available-for-sale securities, cumulative gains or losses previously recognised in equity are recognised through the income statement and classified as ‘Gains less losses from financial investments’. Interest income is recognised on such securities using the effective interest rate method, calculated over the asset’s expected life. When dated available-for-sale securities are purchased at a premium or a discount, the premiums and discounts are included in the calculation of the effective interest rate.

•	If an available-for-sale security is determined to be impaired, the cumulative loss (measured as the difference between the acquisition cost, net of any principal repayments and amortisation, and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement) is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

Back to Contents

•	Foreign exchange differences on available-for-sale monetary items, such as debt securities, denominated in foreign currency are recognised in net income to the extent that they relate to the translation of the amortised cost of the security.

1 January 2004 to 31 December 2004

•	Debt securities and equity shares intended to be held on a continuing basis were classified as financial investments and included in the balance sheet at cost less provision for any permanent diminution in value.Other participating interests were accounted for on the same basis. Premiums or discounts on dated investment securities purchased at other than face value were amortised through the income statement over the period from date of purchase to date of maturity and included in ‘Interest income’. Any gain or loss on realisation of these securities was recognised in the income statement as it arose and included in ‘Gains less losses from financial investments’.

•	Foreign exchange differences on foreign currency-denominated monetary items, including securities, were recognised in the income statement.

US GAAP

•	Available-for-sale securities are measured at fair value with unrealised holding gains and losses excluded from earnings and reported net of applicable taxes and minority interests as a separate component of shareholders’ funds.

•	A decline in fair value below the cost of an available-for-sale or held-to-maturity security is treated as a realised loss and included in earnings if it is considered ‘other than temporary’. The reduced fair value is then treated as the cost basis for the security. A decline in fair value is generally considered other than temporary when management does not intend or expect to hold the investment for sufficient time to enable the fair value to rise back to the original cost of the investment.

•	Foreign exchange differences on available-for-sale securities denominated in foreign currency are excluded from earnings and recorded as part of a separate component of shareholders’ funds.

Impact

•	In 2005, certain assets have been reported at fair value for IFRSs purposes (see above). Under US GAAP, equity shares that do not have a readily determinable fair value as defined in SFAS 115 are recorded at cost rather than at fair value under IFRSs.

•	Foreign exchange differences on available-for-sale securities denominated in foreign currency are recognised in ‘Net income’ under IFRSs. Under US GAAP, they are not reflected in net income but are deferred and recognised on maturity or sale of the security.

Unquoted equity securities

HSBC holds certain equity securities whose market price is not quoted on a recognised exchange, but for which the fair value can be reliably measured either through an active market, comparison to similar equity securities which are quoted, or by using discounted cash flow calculations.

IFRSs

•	Under IAS 39, equity securities which are not quoted on a recognised exchange, but for which fair value can be reliably measured, are required to be measured at fair value. Accordingly, such securities are measured at fair value and classified as either available-for-sale securities, with changes in fair value recognised in equity, or as trading securities with changes in fair value recognised in the income statement.

US GAAP

•	Under SFAS 115, equity securities that are not quoted on a recognised exchange are not considered to have a readily determinable fair value and are required to be measured at cost (less any provisions for impairment). Unquoted equity securities are reported within ‘Other assets’.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 47

Impact

•	Changes in fair value of equity securities for which IFRSs require recognition of the change in fair value and US GAAP requires the securities to be held at amortised cost, impact net income and shareholders’ equity when the security is classified as trading under IFRSs and impact shareholders’ equity when the security is classified as available-for-sale under IFRSs.

Loan origination

IFRSs

From 1 January 2005

•	Certain loan fee income and incremental directly attributable loan origination costs are amortised to the income statement over the life of the loan as part of the effective interest calculation under IAS 39.

1 January 2004 to 31 December 2004

•	Prior to 1 January 2005, fee and commission income was accounted for in the period when receivable, except when charged to cover the costs of a continuing service to, or risk borne for, the customer, or was interest in nature. In these cases, income was recognised on an appropriate basis over the relevant period. Loan costs associated with origination were generally expensed as incurred.

US GAAP

•	Certain loan fee income and direct but not necessarily incremental loan origination costs, including an apportionment of compensation and related benefit costs, are deferred and amortised to the income statement account over the life of the loan as an adjustment to interest income (SFAS 91, ‘Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases’.)

Impact

•	More costs are deferred and amortised under US GAAP, such as an apportionment of base salaries, than under IFRSs. Base salaries are written off in the period they are incurred under IFRSs. This difference in treatment results in increased net income and shareholders’ equity under US GAAP because, in the years presented, the extra cost deferral under US GAAP exceeds the amortisation of previously deferred costs.

Securitisations

IFRSs

•	The continued recognition of securitised assets is governed by a three-step process, which may be applied to the whole asset, or, in certain circumstances, a part of an asset:

	–	If the rights to the cash flows arising from securitised assets have been transferred to a third party, and substantially all the risks and rewards of the assets have been transferred, the assets concerned are derecognised.

	–	If, subject to certain detailed criteria, the rights to the cash flows are retained by HSBC but there is a contractual obligation to pay them to another party, substantially all the risks and rewards of the assets have been transferred, and the securitised assets concerned are derecognised.

	–	If some significant risks and rewards of ownership have been transferred, but some have also been retained, it must be determined whether or not control has been retained. If control has been retained, HSBC continues to recognise the assets to the extent of its continuing involvement; if not, the assets are derecognised.

US GAAP

•	SFAS 140, ‘Accounting for Transfers and Servicing of Finance Assets and Extinguishments of Liabilities’, requires that receivables that are sold to a special purpose entity (‘SPE’) and securitised can only be derecognised and a gain or loss on sale recognised if the originator has surrendered control over the securitised assets.

•	Control is surrendered over transferred assets if and only if all of the following conditions are met:

Back to Contents

	–	The transferred assets are put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

	–	Each holder of interests in the transferee (i.e. holder of issued notes) has the right to pledge or exchange their beneficial interests, and no condition constrains this right and provides more than a trivial benefit to the transferor.

	–	The transferor does not maintain effective control over the assets through either an agreement that obligates the transferor to repurchase or to redeem them before their maturity, or through the ability to unilaterally cause the holder to return specific assets other than through a clean-up call.

•	If these conditions are not met the securitised assets continue to be consolidated.

•	When HSBC retains an interest in securitised assets, such as a servicing right or the right to residual cash flows from the special purpose entity, HSBC recognises this interest at fair value on sale of the assets to the SPE.

Impact

•	Gains on sale of assets to securitisation vehicles are recognised under US GAAP in cases when no such gain is recognised under IFRSs. This results in higher US GAAP net income in periods in which there is significant securitisation activity.

•	Since early 2004, HSBC has reduced securitisation activity that results in ‘gain on sale’ accounting under US GAAP. As a result, net income is lower under US GAAP because the amortisation of HSBC’s retained interest in previous securitisations exceeds the gains on new transactions where a gain is recognised. The new transactions largely replenish short-term loan assets held by existing vehicles.

•	Note (l) on page 430 gives further details of transactions during the year where assets are derecognised under US GAAP.

Loan impairment

IFRSs
•	When statistical models, using historic loss rates adjusted for economic conditions, provide evidence of impairment in portfolios of loans, their values are written down to their net recoverable amount. The net recoverable amount is the present value of the estimated future recoveries discounted at the portfolio’s original effective interest rate. The calculations include a reasonable estimate of recoveries on loans individually identified for write-off pursuant to HSBC’s credit guidelines.

US GAAP

•	When the delinquency status of loans in a portfolio is such that there is no realistic prospect of recovery, the loans are written off in full, or to recoverable value where collateral exists. Delinquency depends on the number of days payments is overdue. The delinquency status is applied consistently across similar loan products in accordance with HSBC’s credit guidelines. When local regulators mandate the delinquency status at which write-off must occur for different retail loan products and these regulations reasonably reflect estimated recoveries on individual loans, this basis of measuring loan impairment is reflected in US GAAP accounting. Cash recoveries relating to pools of such written-off loans, if any, are reported as loan recoveries upon collection.

Impact

•	Under both IFRSs and US GAAP, HSBC’s policy and regulatory instructions mandate that individual loans evidencing adverse credit characteristics which indicate no reasonable likelihood of recovery, are written off. When, on a portfolio basis, cash flows can reasonably be estimated in aggregate from these written-off loans, an asset equal to the present value of the future cash flows is recognised under IFRSs.

•	No asset for future recoveries arising from written-off assets was recognised in the balance sheet under IFRSs prior to 1 January 2005.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 47

Interest recognition

IFRSs

•	The calculation of effective interest rates under IAS 39 requires an estimate of all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate be included.

US GAAP

•	FAS 91 also generally requires all fees and costs associated with originating a loan to be recognised as interest but, when the interest rate increases during the term of the loan, it prohibits the recognition of interest income to the extent that the net investment in the loan would increase to an amount greater than the amount at which the borrower could settle the obligation.

Impact

•	When HSBC provides introductory incentives in the form of either a low or nil interest rate for the early period of a loan, interest income on such products is recognised under IFRSs on the basis of the overall effective interest rate over the expected life of the product. No interest income is recognised during the incentive period under US GAAP.

Mortgage servicing rights

IFRSs

•	Intangible assets that have a finite useful life, such as mortgage servicing rights, are stated at cost less amortisation and accumulated impairment losses and are amortised over their estimated useful lives. Estimated useful life is the lower of legal duration and expected economic life.

US GAAP

•	SFAS 156 ‘Accounting for Servicing of Financial Assets’ was issued by the FASB in March 2006. SFAS 156 amends SFAS 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ with respect to the accounting for separately recognised servicing assets and liabilities. SFAS 156 requires that all separately recognised servicing assets and liabilities be initially measured at fair value with subsequent measurement at either fair value, with changes in fair value reported in the income statement when they occur, or using the amortisation method. At the date of adoption, SFAS 156 permits a one-time reclassification of available-for-sale securities to trading securities where those securities are identified as offsetting exposure to changes in the fair value of servicing assets and liabilities that have been elected to be subsequently measured at fair value. HSBC elected to adopt SFAS 156 from 1 January 2006.

•	From 1 January 2006 HSBC elected to subsequently measure at fair value certain classes of mortgage servicing rights held by its US subsidiaries.

Impact
•	Prior to 1 January 2006 the amortisation method was used to account for mortgage servicing rights under US GAAP and, therefore, no difference with IFRSs arose.

•	Upon adoption of SFAS 156 the cumulative effect adjustment to US GAAP retained earnings, representing the difference between the fair value and cost less amortisation of mortgage servicing rights, was immaterial.

•	At 1 January 2006 an election was made to reclassify certain securities used by one of HSBC’s US subsidiaries to offset changes in the fair value of mortgage servicing rights from available-for-sale financial investments to trading assets. At 31 December 2005 those securities had a cost of US$115m and a fair value of US$111m. This resulted in a transfer out of US GAAP other comprehensive income of the accumulated loss of US$4m at 1 January 2006, with an offsetting amount recorded as a cumulative effect adjustment to retained earnings.

•	In 2006 the net difference between the fair value adjustment of the mortgage servicing asset and the offsetting changes in the fair value of mortgage servicing rights classified as trading assets is recorded as an adjustment to US GAAP net income.

Back to Contents

Unearned commission income

IFRSs

•	IFRS 4 permits entities that issue insurance contracts to continue their insurance accounting policies under their previous GAAP. Under UK GAAP, certain sales commissions were regarded as a separate service and recognised once the sale was made, taking into account expectations of policy terminations.

US GAAP

•	Under Staff Accounting Bulletin No. 104 (SAB 104), revenue should be recognised when, along with other criteria, the seller’s price to the buyer is fixed or determinable. Commissions which are earned when the customer has the right to cancel and receive a proportionate refund are not considered to be fixed and determinable under US GAAP until the cancellation privilege expires. Cancellation privileges generally expire rateably over the contract.

•	Under the American Institute of Certified Public Accountants (‘AICPA’) Audit and Accounting Guide for Deposit and Lending Institutions; insurance commissions received from an independent insurer should be deferred and systematically amortised to income over the life of the related insurance contract.

Impact

•	The difference between recognising revenue based on the likelihood that future services will be rendered and rateably over the life of the policy creates a timing difference in the recognition of revenue under IFRSs and US GAAP. Net income under US GAAP will generally be lower, but would be higher if new commission revenue decreased below the level of commissions earned from prior years policies.

•	The liability for customers fees which have not been earned under US GAAP, net of amounts deferred under IFRSs, decrease shareholders’ net assets under US GAAP.

Interests in own shares held

IFRSs

•	In accordance with IAS 32, long positions in HSBC Holdings’ shares are deducted from shareholders’ funds. No gains or losses are recognised on own shares held.

•	IAS 32 also applies to derivatives over HSBC’s own shares, when they meet the definition of an equity instrument, and HSBC shares held to meet liabilities under insurance and investment contracts.

US GAAP

•	AICPA Accounting Research Bulletin 51, ‘Consolidated Financial Statements’ (‘ARB 51’), requires a reduction in shareholders’ equity for own shares held. The rules in ARB 51 do not extend to derivatives over own shares.

•	AICPA Accounting Research Bulletin 43 ‘Restatement and Revision of Accounting Research Bulletins’ also requires a reduction in shareholders’ equity for own shares held. HSBC shares held as long-term insurance assets attributable to policyholders are classified as an asset when the criteria for classification as ‘separate accounts’ are met.

Impact

•	Certain HSBC insurance operations hold shares in HSBC as part of policyholder funds that qualify for classification as ‘separate accounts’. These shares represent an addition to shareholders’ equity for US GAAP purposes and are reported within ‘Other assets’ with gains and losses during the period reported in ‘Other income’, where they are matched with corresponding movements in the amounts attributable to policyholders. No such gains and losses are recognised under IFRSs and the cost of the shares is deducted from shareholders’ equity.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 47

Revaluation of property

IFRSs

•	As allowed by the transition rules of IFRS 1, HSBC elected to adopt the value of all its properties held for its own use as at 1 January 2004 as their ‘deemed cost’ at that date. Assets are carried at cost less any accumulated depreciation and impairment losses. Freehold land is not depreciated.

•	Investment properties are carried at current market values with gains or losses thereon recognised in the income statement for the period. Investment properties are not depreciated.

US GAAP

•	US GAAP does not permit revaluations of property, including investment property, although it requires recognition of asset impairment. Any realised surplus or deficit is, therefore, reflected in net income upon disposal of the property. Depreciation is charged on all properties based on cost.

Impact

•	Under IFRSs, the value of property held for own use reflects revaluation surpluses recorded prior to 1 January 2004. Consequently, the values of tangible fixed assets and shareholders' equity are lower under US GAAP than under IFRSs.

•	There is a correspondingly lower depreciation charge and higher net income under US GAAP, partially offset by higher gains (or smaller losses) on the disposal of fixed assets.

•	For investment properties, net income under US GAAP does not reflect the gain or loss recorded under IFRSs for the period.

Restructuring provisions

IFRSs

•	In accordance with IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’, provisions are made for any direct costs arising from a business that management is committed to restructure, sell or terminate; has a detailed formal plan and has raised a valid expectation of carrying out that plan.

US GAAP

•	SFAS 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’, requires that the fair value of a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Accordingly, provisions are recognised upon the implementation of the restructuring plan.

Impact

•	The recognition of costs associated with plans to restructure and streamline operations is earlier under IFRSs than under US GAAP, for example, where there is a time lag between developing and communicating a formal plan, and putting it into practice. This resulted in marginally higher net income and shareholders’ equity under US GAAP in 2005.

Consolidation of special purpose entities or variable interest entities

IFRSs

•	Under the IASB’s Standing Interpretations Committee (‘SIC’) Interpretation 12 (‘SIC-12’), a special purpose entity (‘SPE’) should be consolidated when the substance of the relationship between an enterprise and the SPE indicates that the SPE is controlled by that entity.

US GAAP

•	FASB Interpretation No. 46 (revised December 2003), ‘Consolidation of Variable Interest Entities’ (‘FIN 46R’), requires consolidation of variable interest entities (‘VIE’s) in which HSBC is the primary beneficiary and disclosures in respect of all other VIEs in which it has a significant variable interest.

•	A VIE is an entity in which equity investors hold an investment that does not possess the characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities.

Back to Contents
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

Impact

•	When HSBC is deemed the primary beneficiary under US GAAP, but does not consolidate the vehicle under IFRSs, the assets and liabilities of that vehicle are consolidated on the US GAAP balance sheet. This results in a grossing up of the balance sheet but does not have a material impact on net income for the period or on shareholders’ equity.

•	When HSBC is deemed not to be the primary beneficiary under US GAAP of a vehicle that is consolidated under IFRSs, the assets and liabilities of that vehicle are de-consolidated in the US GAAP balance sheet. This results in a reclassification in the 2004 balance sheet but does not have a material impact on shareholders' equity or on net income for 2004 or 2005.

Long-term insurance assets and liabilities

IFRSs

•	Long-term insurance fund assets, excluding own shares held, are classified in accordance with IAS 39, for example, available-for-sale securities, or financial instruments designated at fair value. The accounting for these financial assets is consistent with other holdings of similar assets.

•	Liabilities attributable to policyholders under insurance contracts are recognised in accordance with IFRS 4 and appropriate actuarial principles as ‘Liabilities under insurance contracts issued’. Liabilities attributable to policyholders under linked investment contracts are recognised as financial liabilities designated at fair value and classified under ‘Financial liabilities designated at fair value’.

US GAAP

•	Under the Statement of Position issued by the AICPA 03-1 (‘SOP 03-1’), ‘Accounting and Reporting by Insurance Enterprises for Certain Non-traditional and Long-duration Contracts and for Separate Accounts’, which became fully effective in 2004, when long-term insurance assets qualify for separate accounting they are measured at fair value and are reported in the financial statements as a summary total, with an equivalent summary total for related liabilities. Otherwise, assets that do not qualify for separate accounting and that represent policyholders’ funds are accounted for and recognised as general account assets, that is consistent with other holdings of similar assets. Any related liability is accounted for as a general account liability.

Impact

•	Long-term insurance assets that are recorded in accounts meeting the definition of ‘separate accounts’ in SOP 03-1 are measured at fair value through net income and disclosed in a single line, ‘Other assets’, in the US
GAAP balance sheet.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 47

Reconciliation of net income and shareholders’ equity under IFRSs and US GAAP

The following tables summarise the significant adjustments to consolidated net income and shareholders’ equity which would result from the application of US GAAP:

	Year ended 31 December

	2006	2005	2004
	US$m	US$m	US$m
Net income
Profit attributable to shareholders of the parent company of HSBC (IFRSs)	15,789	15,081	12,918
Shareholders’ interest in long-term insurance fund	(532)	88	(102)
Pension costs	(209)	(175)	(125)
Stock-based compensation	119	225	(83)
Intangible assets	(264)	(325)	(323)
Purchase accounting adjustments	(303)	(520)	(1,239)
Derivatives and hedge accounting	514	(2,144)	244
Foreign exchange differences on available-for-sale securities	1,203	2,235	1,069
Loan origination	156	249	143
Securitisations	(57)	(237)	(33)
Loan impairment	(36)	20	–
Interest recognition	2	(131)	–
Mortgage servicing rights	14	–	–
Unquoted equity securities	(45)	–	–
Unearned commission income	(291)	–	–
Other	92	(44)	74
Taxation, including taxation on reconciling items	81	578	(77)
Minority interest in reconciling items	125	(197)	40

Net income (US GAAP)	16,358	14,703	12,506

	Year ended 31 December

	2006	2005	2004
	US$	US$	US$
Per share amounts (US GAAP)
Basic earnings per ordinary share	1.45	1.33	1.15
Diluted earnings per ordinary share	1.44	1.32	1.13

	At 31 December

	2006	2005
	US$m	US$m
Shareholders’ equity
Total shareholders’ equity (IFRSs)	108,352	92,432
Shareholders’ interest in long-term insurance fund	(1,678)	(1,077)
Pension costs	–	1,585
Unquoted equity shares	(1,311)	(597)
Goodwill	1,246	1,048
Revaluation of property	(1,490)	(1,530)
Purchase accounting adjustments	18	155
Intangible assets	1,845	2,127
Derivatives and hedge accounting	1,129	(58)
Loan origination	916	717
Securitisations	101	158
Loan impairment	(372)	(327)
Interest recognition	(257)	(259)
Unearned commission income	(291)	–
Mortgage servicing rights	16	–
Other	79	112
Taxation including taxation on reconciling items	(51)	(1,213)
Minority interest in reconciling items	288	251

Total shareholders’ equity (US GAAP)	108,540	93,524

Back to Contents
	2006	2005	2004
	US$m	US$m	US$m
Movement in shareholders’ equity (US GAAP)
Balance brought forward (as previously published)	93,524	90,082	80,251
Adoption of SFAS 155 at 1 January 2006	467

Balance brought forward (restated)	93,991
Net income	16,358	14,703	12,506
Dividends	(8,769)	(7,750)	(6,932)
Share options	735	450	234
Shares issued in lieu of dividends	2,525	1,811	2,607
New share capital subscribed net of costs	–	1,405	581
Other, including movements in own shares held	567	94	(148)
Net change in net unrealised losses on available-for-sale securities, net of tax effect	(450)	(2,716)	(837)
Net change in net unrealised gains on derivatives classified as cash flow hedges, net of tax effect	(255)	1	(349)
Minimum pension liability adjustment, net of tax effect	340	(236)	(195)
SFAS 158 transition adjustment, net of tax	(1,406)	–	–
Exchange differences and other movements	4,904	(4,320)	2,364

Total other comprehensive income	3,133	(7,271)	983

At 31 December	108,540	93,524	90,082

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 47

Consolidated US GAAP balance sheet

The following table provides an estimated summarised consolidated balance sheet for HSBC which incorporates the adjustments arising from the application of US GAAP.

	At 31 December

	2006	2005
	US$m	US$m
Assets
Cash and balances at central banks	12,725	13,712
Items in the course of collection from other banks	14,626	11,300
Hong Kong Government certificates of indebtedness	13,165	12,554
Trading assets	325,149	235,964
Derivatives	43,083	29,295
Loans and advances to banks	185,081	125,751
Loans and advances to customers	798,534	689,414
Financial investments	212,233	188,637
Interest in associates and joint ventures	7,915	7,163
Goodwill and intangible assets	39,003	35,081
Property, plant and equipment	13,580	14,891
Other assets (including prepayments and accrued income)	47,533	43,182

Total assets	1,712,627	1,406,944

Liabilities
Hong Kong currency notes in circulation	13,165	12,554
Deposits by banks	99,089	69,895
Customer accounts	846,647	704,647
Items in the course of transmission to other banks	12,625	7,022
Trading liabilities	164,744	148,451
Derivatives	40,837	29,410
Debt securities in issue	279,859	225,681
Financial liabilities designated at fair value	28,368	–
Retirement benefit liabilities	5,555	3,217
Other liabilities (including accruals and deferred income)	27,993	39,385
Liabilities under insurance contracts issued	17,672	14,157
Provisions	16,601	4,285
Subordinated liabilities	45,031	45,612

Total liabilities	1,598,186	1,304,316

Equity
Total shareholders’ equity	108,540	93,524
Minority interests	5,901	9,104

Total equity	114,441	102,628

Total equity and liabilities	1,712,627	1,406,944

Net assets arising due to reverse repo transactions of US$45,019 million (2005: US$24,754 million), US$18,755 million (2005: US$14,610 million) and US$74,344 million (2005: US$51,125 million) are included in ‘Loans and advances to banks’, ‘Loans and advances to customers’ and ‘Trading assets’ respectively.

Net liabilities arising due to repo transactions of US$18,094 million (2005: US$10,005 million), US$13,600 million (2005: US$13,523 million) and US$65,445 million (2005: US$52,218 million) are included in ‘Deposits by banks’, ‘Customer accounts’ and ‘Trading liabilities’ respectively. Average repo liabilities during the year were US$102,715 million (2005: US$74,143 million). The maximum quarter-end repo liability outstanding during the year was US$109,689 million (2005: US$78,590 million).

At 31 December 2006, collateral received under reverse repo transactions which HSBC had the right to sell or repledge amounted to US$161,638 million gross (2005: US$103,977 million). Approximately US$119 billion (2005: approximately US$79 billion) of the collateral obtained from reverse repo transactions had been sold or repledged by HSBC in connection with repo transactions and securities sold not yet purchased.

HSBC also enters into stock lending and borrowing transactions by which either cash or other securities may be received in exchange for stock. At 31 December 2006, stock borrowing transactions where the securities borrowed were subject to sale or repledge amounted to US$26,370 million (2005: US$25,783 million).

Back to Contents
Approximately US$17 billion (2005: US$18 billion) of the consideration received has been sold or repledged in connection with stock borrowing transactions.

(a)	Pension and post-retirement costs

On 31 December 2006, HSBC adopted the recognition and disclosure provisions of SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)’ (SFAS 158), SFAS 158 requires HSBC to recognise the funded status of its pension plans in a manner similar to IAS 19.

The provisions of SFAS 87 ‘Employers’ accounting for pensions’ and SFAS 158 have been applied to HSBC’s main defined benefit pension plans, which make up approximately 96 per cent of all HSBC’s schemes by plan assets. For non-US schemes, HSBC has applied SFAS 87 with effect from 30 June 1992 as it was not feasible to apply as at 1 January 1989, the date specified in the standard.

The transition adjustments for adoption of SFAS 158 for pensions and post-retirement costs were as follows:

	Before		After
	application of		application of
	Statement 158	Adjustments	Statement 158
	US$m	US$m	US$m

Other assets (including prepayments and accrued income)	47,589	56	47,533
Total assets	1,712,683	56	1,712,627
Retirement benefit liabilities	7,555	2,000	5,555
Provisions	15,951	(650)	16,601
Total liabilities	1,596,836	(1,350)	1,598,186
Total shareholders’ equity	109,946	1,406	108,540

Components of net periodic benefit cost related to HSBC’s defined benefit pension plans and post-retirement benefits other than pensions under US GAAP were as follows:

	2006	2005	2004
	US$m	US$m	US$m
Components of net periodic benefit cost
Service cost	779	684	590
Interest cost	1,485	1,377	1,305
Expected return on plan assets	(1,601)	(1,365)	(1,317)
Amortisation of transition obligation	–	8	12
Amortisation of prior service cost	7	(6)	5
Amortisation of recognised net actuarial loss	211	165	142
Curtailment	(8)	(4)	225

Net periodic pension cost under US GAAP	873	859	962

Net periodic pension cost under IFRSs	664	684	837

In 2007, components of net periodic benefit cost will include US$7 million for the amortisation of prior service cost and US$164 million for amortisation of recognised net actuarial loss.

Under the provisions of SFAS 87, when a pension plan’s accumulated benefit obligation (the value of the benefits accrued based on employee service up to the balance sheet date) exceeds the fair value of its assets, an additional minimum pension liability equal to this excess is recognised by the employer to the extent that the excess is greater than any accrual which has already been established for unfunded pension costs. Simultaneously, an intangible asset is established equal to the lower of the liability recognised for the unfunded benefit obligation and the amount of any unrecognised prior service cost.

At 31 December 2006, HSBC recognised an additional minimum pension liability of US$3,130 million prior to adoption of FAS158 (2005: US$3,206 million) in respect of its unfunded accumulated benefit obligation.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 47

Disclosures in 2005
2005
US$m

Funded status as per IFRSs balance sheet (Note 7)	(3,941)
Unrecognised net actuarial loss	4,756
Unrecognised prior service cost	35

Accrued pension cost	850
Additional minimum liability	(3,206)

Net amount recognised under US GAAP	(2,356)

Amounts recognised under US GAAP in the balance sheet consist of:
– prepaid benefit cost	1,434
– accrued benefit liability	(584)
– additional minimum liability	(3,206)

(2,356)

US GAAP adjustment
Amount recognised under US GAAP	(2,356)
Amounts recognised for these schemes under IFRSs	(3,941)

1,585

In 2005, plans with an aggregated accumulated benefit obligation of US$21,098 million and assets with an aggregated fair value of US$18,444 million had an accumulated benefit obligation in excess of plan assets. Plans with an aggregated projected benefit obligation of US$22,595 million and assets with an aggregated fair value of US$18,795 million had a projected benefit obligation in excess of plan assets.

The projected benefit obligations at 31 December 2005 for HSBC’s main pension plans have been calculated using the same financial assumptions as detailed in Note 7.

The accumulated benefit obligation in respect of the above schemes was:

2005
US$m

HSBC Bank (UK) Pension Scheme	19,709
Other schemes	5,241

The projected benefit obligations at 31 December 2006 and 2005 for HSBC’s main post-retirement healthcare plans have been calculated using the same financial assumptions as detailed in Note 7.

(b)	Goodwill

Goodwill arises on the acquisition of subsidiaries, investments in associates and interests in joint ventures when the cost of acquisition exceeds the fair value of HSBC’s share of the identifiable assets, liabilities and contingent liabilities acquired.

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

At 31 December 2006, the cost of goodwill arising on the acquisition of subsidiaries on a US GAAP basis was US$37,670 million (2005: US$34,147 million; 2004: US$36,084 million) and the accumulated amortisation of goodwill was US$3,952 million (2005: US$3,873 million; 2004: US$4,385 million).

Back to Contents

(c)	Intangible assets

The following intangible assets were recognised under US GAAP:

	2006	2005
	US$m	US$m

Balance brought forward at 1 January	4,702	4,608
Additions	857	580
On acquisition of subsidiaries	330	271
Amortisation charge	(840)	(905)
Changes in fair value of mortgage servicing rights	(44)	–
Provision for impairment	(84)	34
Exchange differences and other movements	364	114

Balance carried forward at 31 December	5,285	4,702

Since 1 January 2004, the accounting treatment for intangible assets has generally been consistent between IFRSs and US GAAP. The additional intangible assets recognised under US GAAP represent those acquired in business combinations during the period between SFAS 141 ‘Business combinations’ becoming effective on 30 June 2001 and IFRSs being adopted on 1 January 2004. They primarily comprise credit card and other loan relationships, merchant relationships and other intangibles assumed on the acquisition of HSBC Finance.

The provision for impairment in 2006 relates primarily to a write down of a merchant relationship. Provision for impairment in 2005 relates to the release of a provision for the write-down of mortgage servicing rights, as prepayment rates slowed. Changes in the value of mortgage servicing rights in 2006 follow the adoption of SFAS 156 on 1 January 2006.

HSBC conducts an annual impairment test of intangible assets which are not subject to annual amortisation since HSBC determines these assets have indefinite lives. As a result of this testing in 2006, no impairment charge was recorded (2005: US$13 million was recorded relating to a trade name in the UK).

	Weighted	At 31 December 2006
	average
	amortisation		Accumulated	Carrying
	period	Cost	Amortisation	Value
	Months	US$m	US$m	US$m
Intangible assets subject to annual amortisation
Purchased credit card relationships and related programmes	98	2,503	(636)	1,867
Retail services merchant relationship	60	270	(203)	67
Other loan related relationships	109	333	(135)	198
Technology, customer lists and other contracts	61	3,162	(2,056)	1,106
Core deposit relationships	210	233	(144)	89
Other	60	649	(80)	569

		7,150	(3,254)	3,896
Intangible assets not subject to annual amortisation
Trade name		928	(13)	915

		8,078	(3,267)

Intangible assets measured at fair value
Mortgage servicing rights				474

				5,285

The intangible asset amortisation expense under US GAAP for the next five years is estimated to be:

	2007	2008	2009	2010	2011
	US$m	US$m	US$m	US$m	US$m

Amortisation charge	765	662	548	515	411

(d)	Derivatives and hedge accounting

Under IFRSs, all derivatives are recorded at fair value, consistent with US GAAP. Under IFRSs, HSBC has elected either hedge accounting or fair value option for certain economic hedging relationships. With the

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 47

exception of US operating subsidiaries, HSBC has not elected hedge accounting in its US GAAP financial statements.

HSBC’s US operating subsidiaries designate certain derivative financial instruments as qualifying hedging instruments under SFAS 133.

HSBC utilised the shortcut method when the critical terms of the hedge instrument were identical to those of the hedged item at the hedge inception date. HSBC’s US subsidiaries made use of the assumption of no ineffectiveness in its fair value hedge accounting for short-cut hedges. As a result, no retrospective or prospective assessment of effectiveness was required and no hedge ineffectiveness was recognised. All other hedge relationships were accounted for under the 'long-haul' method whereby effectiveness is assessed and ineffectiveness on effective hedges is recorded in the income statement.

During 2006, new designations of hedges were made using the long-haul method of accounting under SFAS 133 and certain relationships have been re-designated using this method. As a result, there were no longer any cash flow hedges or fair value hedges using the shortcut method of accounting at 31 December 2006.

The following table summarises HSBC’s hedges of financial instruments that have been designated and qualify as effective hedges under SFAS 133 at the end of the period.

	Nominal values				Number of derivatives

	Fair value	Cash flow	Fair value	Cash flow	Fair value	Cash flow	Fair value	Cash flow
	hedges	hedges	hedges	hedges	hedges	hedges	hedges	hedges
	2006	2006	2005	2005	2006	2006	2005	2005
	US$bn	US$bn	US$bn	US$bn
Financial investments:
Available for sale debt securities
Shortcut	–	–	–	–	–	–	1	–
Long-haul	1.8	–	0.2	–	52	–	10	–
Customer deposits
Shortcut	–	–	–	–	–	–	–	–
Long-haul	–	10.9	–	6.8	2	24	1	17
Debt securities inissue and subordinated
liabilities
Shortcut	–	–	3.0	–	–	–	16	–
Long-haul	33.0	52.1	18.2	46.8	112	160	45	165

Total	34.8	63.0	21.4	53.6	166	184	73	182

Fair value hedges

HSBC’s US operating subsidiaries designate certain derivative financial instruments as qualifying fair value hedges of certain fixed rate assets and liabilities under SFAS 133. In order to qualify initially, hedge effectiveness is assessed and demonstrated on a prospective basis utilising statistical regression analysis.

Since 1 January 2005, almost all derivatives designated as fair value hedges under US GAAP in HSBC’s US operating subsidiaries have been reported under the fair value option for IFRSs purposes, with movements in fair value reported as ‘Net income from financial instruments designated as at fair value’. HSBC’s US operating subsidiaries have also elected to record financial instruments at fair value for which fair value hedge accounting is not utilised for US GAAP.

Reporting of these arrangements as fair value hedges under US GAAP resulted in increased net income for 2006 of US$194 million, which included US$348 million arising from elimination of losses due to movements in own credit spread recorded in IFRS net income. Off-setting the increase to net income under US GAAP arising for the elimination of losses due to own credit spread is a decrease to US GAAP net income of US$134 million due to amortisation of hedge valuation adjustments for de-designated hedge relationships under US GAAP that are accounted as FVO under IFRSs.

Reporting of these arrangements as fair value hedges under US GAAP resulted in decreased net income for 2005 of US$179 million, including US$7 million arising from elimination of gains due to movements in own credit spread recorded in IFRSs net income and reduced ineffectiveness of US$172 million on shortcut fair value

Back to Contents

hedges for US GAAP purposes. In addition, there were US$9 million of gains on such derivatives that did not qualify for hedge accounting under US GAAP and amortisation of hedge valuation adjustments for de-designated hedge relationships.

On electing to report under the fair value option under IAS 39, unamortised purchase accounting adjustments on HSBC Finance Corporation's own debt were eliminated through retained earnings upon transition to IAS 39 on 1 January 2005. As a result, a US$27 million benefit (2005: US$298 million benefit) to US GAAP net income was not recognised under IFRSs.

Cash flow hedges

HSBC’s US operating subsidiaries designate under SFAS 133 certain derivative financial instruments, including interest rate swaps and cross-currency contracts, as qualifying cash flow hedges of the forecast repricing of certain deposit liabilities and issues of debt. A number of variable rate commercial loans were also subject to cash flow hedges up until 2004.

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

Since 1 January 2005, such hedging arrangements have been recognised as cash flow hedges for IFRSs purposes. US GAAP net income for 2006 was lower than that under IFRSs by US$20 million (2005: US$6 million), relating to differences in amortisation of other comprehensive income for de-designated hedge relationships under US GAAP and IFRS and unrecorded ineffectiveness on shortcut cash flow hedges during 2005 for US GAAP purposes.

Trading derivatives

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

The effect of this was to increase US GAAP net income by US$214 million (2005: US$1,266 million reduction), net of elimination of a loss under IFRS of US$41 million (2005: US$76 million loss) of own credit spread, outside North America.

Fair value option

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

From 1 January 2006, with HSBC’s adoption of SFAS 155, the Group’s hybrid debt issues that contain an embedded derivative that would otherwise require bifurcation, are accounted for in a consistent manner under both IFRSs and US GAAP, where such instruments are designated to be measured at fair value. The elimination of all other fair value option accounting increased US GAAP net income for 2006 by US$193 million (2005: US$733 million reduction prior to the adoption of SFAS 155).

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 47

(e)	Foreign exchange gains on available-for-sale securities

HSBC holds, in a number of different currencies, securities which are classified as available-for-sale. For example, in the private bank in Switzerland, which has the US dollar as its reporting currency, HSBC holds euro- denominated bonds funded in euros and Swiss franc securities funded in Swiss francs. No foreign exchange exposure arises from this because, although the value of the assets in US dollar terms changes according to the exchange rate, there is an identical offsetting change in the US dollar value of the related funding. Under IFRSs both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange trading income. This reflects the economic substance of holding currency assets financed by currency liabilities.

However, under US GAAP accounting rules, the change in value of the investments classified as available-for- sale is taken directly to reserves while the offsetting change in US dollar terms of the borrowing is taken to earnings. This leads to an accounting result which does not reflect either the underlying risk position or the economics of the transactions. It is also a situation that will reverse on maturity of the asset or earlier sale.

A similar difference arises when foreign currency exposures on foreign currency assets are covered using forward contracts but HSBC does not manage these hedges to conform with the detailed US hedge designation requirements.

The result is that for 2006, US GAAP net income was increased by US$1,203 million (2005: increased by US$2,235 million; 2004: increased by US$1,069 million) compared with IFRSs profits. There was no difference in shareholders’ equity between IFRSs and US GAAP as a result of this item.

Approximately 50 per cent of the adjustment for the year ended 2006 reflected the level of adjustments in prior periods on the maturity or disposal of securities. The remainder of the adjustment reflected a weakening of the US dollar, where a loss on US dollar denominated available-for-sale securities in subsidiaries with sterling as their reporting currency was offset by gains on sterling and euro denominated available-for-sale securities in subsidiaries with the US dollar and the Hong Kong dollar as their reporting currencies. This loss has been recorded in IFRSs net income but is recorded directly in ‘Other comprehensive income’ under US GAAP. Any gain on foreign currency liabilities funding the securities is recorded in net income under both IFRSs and US GAAP.

(f)	Financial investments

Under US GAAP, HSBC’s financial investments with a readily determinable market value are classified as available-for-sale securities, except for certain securities held by Republic New York Corporation at acquisition, which were classified as held-to-maturity. All other securities are categorised as trading securities.

The amortised cost of available-for-sale investment securities which are subject to the provisions of SFAS 115 was US$216,096 million (2005: US$188,868 million) under US GAAP. During the year, excluding the effects of foreign exchange, US$910 million (2005: losses of US$899 million; 2004: gains of US$376 million) of net unrealised gains on available-for-sale securities were included in ‘Other comprehensive income’. US$644 million (2005: gains of US$626 million; 2004: gains of US$476 million) of net gains were reclassified out of ‘Other comprehensive income’ and recognised as part of income for the year.

Available-for-sale

Unrealised losses on investment securities:

Under US GAAP, investment securities that had unrealised losses are summarised according to the length of time the losses have existed:

Back to Contents

	Period investment has been in an unrealised loss position:

			greater than or
	less than one year		equal to one year		Total

	Fair	Unrealised	Fair	Unrealised	Fair	Unrealised
	value	losses	value	losses	value	losses
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2006
US Treasury	794	(12)	618	(9)	1,412	(21)
US Government agencies	2,825	(41)	1,339	(35)	4,164	(76)
US Government sponsored entities	3,343	(114)	6,009	(171)	9,352	(285)
UK Government	2,070	(23)	–	–	2,070	(23)
Hong Kong Government	–	–	631	(6)	631	(6)
Other governments	5,188	(56)	5,472	(49)	10,660	(105)
Asset-backed securities	3,989	(5)	1,252	(6)	5,241	(11)
Corporate debt and other securities	26,330	(43)	17,943	(226)	44,273	(269)

Debt securities	44,539	(294)	33,264	(502)	77,803	(796)
Equity securities	41	(8)	–	–	41	(8)

Total	44,580	(302)	33,264	(502)	77,844	(804)

Under US GAAP, 4,811 debt security investments and 37 investments in equity shares had unrealised losses at 31 December 2006.

	Period investment has been in an unrealised loss position:

			greater than or
	less than one year		equal to one year		Total

	Fair	Unrealised	Fair	Unrealised	Fair	Unrealised
	value	losses	value	losses	value	losses
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2005
US Treasury	1,136	(22)	78	(1)	1,214	(23)
US Government agencies	1,385	(28)	570	(24)	1,955	(52)

US Government sponsored entities	8,955	(192)	2,811	(100)	11,766	(292)
UK Government	56	–	225	(1)	281	(1)
Hong Kong Government	1,259	(23)	126	–	1,385	(23)
Other governments	3,457	(33)	6,187	(54)	9,644	(87)
Asset-backed securities	1,522	(7)	367	(5)	1,889	(12)

Corporate debt and other securities	32,423	(284)	8,726	(131)	41,149	(415)

Debt securities	50,193	(589)	19,090	(316)	69,283	(905)
Equity securities	52	(6)	–	–	52	(6)

Total	50,245	(595)	19,090	(316)	69,335	(911)

Under US GAAP, 3,615 debt security investments and 15 investments in equity shares had unrealised losses at 31 December 2005.

It is HSBC’s policy, under both IFRSs and US GAAP, to recognise in the income statement an impairment if the fair value of a financial investment significantly declines below its cost or if the decline is prolonged over a period exceeding six months. The only emxception to this policy is in respect of debt securities whose decline in market value is due solely to an increase in underlying interest rates, and which HSBC has the ability and intent to hold until recovery. None of the securities disclosed in the table above were considered ‘other-than-temporarily’ impaired at 31 December 2006 or 2005.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 47

(g)	Taxation

	The components of the net deferred tax liability calculated under SFAS 109 ‘Accounting for income taxes’, were as follows:
		2006	2005
		US$m	US$m
	Deferred tax liabilities
	Leasing transactions	1,681	2,533
	Capital allowances	310	138
	Provision for additional UK tax on overseas dividends	112	18
	Reconciling items	1,334	2,163
	Other	4,227	2,004

	Total deferred tax liabilities	7,664	6,856

	Deferred tax assets
	Loan impairment allowances	3,011	1,974
	Tax losses	847	587
	Reconciling items	1,349	1,050
	Other	5,664	4,981

	Total deferred tax assets before valuation allowance	10,871	8,592
	Less: valuation allowance	(1,187)	(794)

	Deferred tax assets less valuation allowance	9,684	7,798

	Net deferred tax asset under SFAS 109	2,020	942

	Included within ‘other assets’ under US GAAP	2,592	2,717
	Included within ‘deferred tax liabilities’ under US GAAP	(572)	(1,775)

	The valuation allowance against deferred tax assets principally relates to trading and capital losses carried forward, which have not been recognised due to uncertainty over their utilisation. A valuation allowance is established to reduce deferred tax assets if, based on available evidence, it is considered more likely than not that any of the deferred tax assets will not be realised.

	At 31 December 2006, HSBC had recognised deferred tax assets in respect of tax losses (net of valuation allowances) totalling US$180 million (2005: US$223 million), of which US$4 million (2005: US$4 million) expire within two to five years and US$176 million (2005: US$219 million) expire in 5 years or more.

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

	The value of impaired loans at 31 December 2006 was US$13,800 million (2005: US$11,535 million). Of this total, loans which were included within the scope of SFAS 114 and for which a provision had been established amounted to US$5,944 million (2005: US$5,082 million). The impairment reserve in respect of these loans estimated in accordance with the provisions of SFAS 114 was US$2,572 million (2005: US$2,675 million). During the year ended 31 December 2006, impaired loans, including those excluded from the scope of SFAS 114, averaged US$11,791 million (2005: US$11,289 million) and interest income recognised on these loans was US$276 million (2005: US$120 million).

Back to Contents

Loans outside the scope of SFAS 114

For smaller-balance homogeneous loans for which future cash flows from written-off balances can reasonably be estimated on a portfolio basis, an asset equal to the present value of the cash flows is recognised under IFRSs as it was previously under UK GAAP. This asset is not recognised for US GAAP purposes. This divergence resulted in lower net income in 2006 of US$45 million (2005: US$20 million higher) under US GAAP compared with IFRSs, and a reduction in the carrying value of loans and advances to customers and shareholders’ equity at 31 December 2006 of US$372 million (2005: US$327 million).

(i)	Earnings per share

Basic earnings per share under US GAAP, SFAS 128 ‘Earnings per Share’, is calculated by dividing net income attributable to ordinary shareholders of the parent company of US$16,268 million (2005: US$14,703 million; 2004: US$12,506 million) by the weighted average number of ordinary shares in issue in 2006 of 11,214 million (2005: 11,042 million; 2004: US$10,916 million).

Diluted earnings per share under US GAAP is calculated by dividing net income, which requires no adjustment for the effects of dilutive ordinary potential shares, by the weighted average number of shares outstanding plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares in 2006 of 11,324 million (2005: 11,175 million; 2004: 11,063 million).

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

Note 47

Application of FIN 46R

FIN 46R requires the consolidation of VIEs in which HSBC is the primary beneficiary, and disclosures in respect of other VIEs in which HSBC has a significant variable interest.

Under IFRSs, HSBC consolidates entities in which it has a controlling interest. For SPEs, determination of the entity that holds the controlling interest involves a balanced assessment of certain factors, including an analysis of risks and rewards incidental to their activities. HSBC’s interests in entities deemed to be VIEs may result in differences in accounting and disclosure treatment under US GAAP.

The following table analyses HSBC’s total consolidated VIE assets in a US GAAP balance sheet:

	At 31 December

	2006	2005
	US$m	US$m
Classification
Loans and advances to customers	23,937	23,843
Financial investments	27,715	4,403
Tangible fixed assets	1,617	2,017
Other assets	876	256

	54,145	30,519

Of the 2006 total, US$48,699 million (2005: US$23,843 million) represented asset-backed commercial paper conduits and securitisation vehicles, and US$2,683 million (2005: US$2,017 million) represented infrastructure projects and funds. The remaining balance consisted of guaranteed pension funds, investment funds, and other entities. Certain of these entities with assets of approximately US$54,145 million at 31 December 2006 (2005: US$19,475 million) were consolidated by HSBC in its IFRSs financial statements. There was no significant impact on net income under US GAAP for the year ended 31 December 2006 as a result of consolidating these VIEs.

HSBC also had significant involvement in, but was not the primary beneficiary of, VIEs with total assets of approximately US$104.9 billion (2005: US$86.2 billion), including asset-backed commercial paper conduits and securitisation vehicles with assets of approximately US$32.5 billion (2005: US$14.7 billion), infrastructure projects and funds of approximately US$6.0 billion (2005: US$6.2 billion), and interests in investment funds, low income housing tax credit partnerships, guaranteed pension funds, government debt restructuring programmes and other entities. HSBC’s maximum exposure to loss in relation to these entities was estimated at US$19.5 billion (2005: US$9.7 billion) which arose from guarantees, retained interests and recourse liabilities. HSBC was also involved in other investment funds and similar entities that are considered VIEs for which its involvement was limited to that of administrator, investment adviser, or other service provider.

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

HSBC Finance

Following the acquisition of HSBC Finance in 2003, HSBC increased its securitisation activity and the following discussion relates only to HSBC Finance’s securitisation activities including securitised credit card receivables transferred to HSBC Bank USA. In other HSBC entities such activities do not represent a significant part of HSBC’s business and retained interests in securitisations are not significant.

In the third quarter of 2004, HSBC began to structure all new collateralised funding transactions as secured financings. In a secured financing, the underlying receivables and debt remain on HSBC’s balance sheet. HSBC

Back to Contents

does not recognise a gain in a secured financing transaction. At 31 December 2006, secured financings of US$23.9 billion included in long-term debt were secured by US$30.5 billion of customer loans.

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

The following table provides a summary of securitisation revenue:

	2006	2005	2004
	US$m	US$m	US$m

Net initial gains	–	–	25
Net replenishment gains from revolving securitisations	30	154	414
Servicing revenue and excess spread	169	212	569
Other	–	6	–

Total securitisation revenue	199	372	1,008

Certain revolving securitisation trusts, such as credit cards, are established at fixed levels and require frequent sales of new loan balances into the trusts to replace loans as they run off. These replenishments totalled US$6 billion in 2006 (2005: US$17.5 billion). Cash flows received from securitisation trusts were as follows:

					Personal
	Real estate	Vehicle	MasterCard	Private	non-credit
	secured	finance	/Visa	label	card	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2006
Proceeds from initial securitisations	–	–	–	–	–	–
Servicing fees received	–	16	22	45	10	93
Other cash flows received on retained interests[1]	–	97	108	11	18	234

2005
Proceeds from initial securitisations	–	–	–	–	–	–
Servicing fees received	–	45	97	50	46	238
Other cash flows received on retained interests[1]	–	40	243	109	52	444

2004
Proceeds from initial securitisations	–	–	550	190	–	740
Servicing fees received	1	86	185	93	161	526
Other cash flows received on retained interests[1]	4	(9)	705	252	80	1,032

1 Other cash flows included all cash flows from interest-only strip receivables, excluding servicing fees.

At 31 December 2006, the sensitivity of the current fair value of the interest-only strip receivables to an immediate 10 per cent and 20 per cent unfavourable change in assumptions are presented in the table below. These sensitivities are based on assumptions used to value interest-only strip receivables at 31 December 2006.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 47

			Personal
	Vehicle		non-credit
	finance	Credit Card	card

Carrying value (fair value) of interest-only strip receivables (US$ millions)	(4)	9	1
Weighted average life (in years)	0.7	0.3	0.3
Payment speed assumption (annual rate)	74.3%	98.9%	99.2%
Impact on fair value of 10% adverse change (US$ millions)	–	(1)	–
Impact on fair value of 20% adverse change (US$ millions)	(1)	(2)	–
Expected credit losses (annual rate)	10.0%	3.7%	9.8%
Impact on fair value of 10% adverse change (US$ millions)	(2)	–	–
Impact on fair value of 20% adverse change (US$ millions)	(3)	(1)	(1)
Discount rate for residual cash flows (annual rate)	10.0%	9.0%	11.0%
Impact on fair value of 10% adverse change (US$ millions)	–	–	–
Impact on fair value of 20% adverse change (US$ millions)	(1)	–	–
Variable returns to investors (annual rate)	–	4.7%	6.0%
Impact on fair value of 10% adverse change (US$ millions)	–	(1)	–
Impact on fair value of 20% adverse change (US$ millions)	–	(1)	(1)

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

Static pool credit losses are calculated by summing actual and projected future credit losses and dividing them by the original balance of each pool of asset. Due to the short-term revolving nature of MasterCard, Visa, and private label loan balances, the weighted average percentage of static pool credit losses is not considered to be materially different from the weighted average charge-off assumptions used in determining the fair value of interest-only strip receivables in the table above. At 31 December 2006, static pool credit losses for vehicle finance loans securitised in 2003 were estimated to be 10 per cent.

Activities of other North American subsidiaries

Through its North American operating subsidiaries, HSBC began acquiring residential mortgage loans from unrelated third parties in the middle of 2005 with the intention of securitising those loans. In 2006, certain loans originated by HSBC were also included in this securitisation program. HSBC does not service loans acquired from third parties in connection with these securitisations.

In addition to securitising loans, HSBC also securitises the net interest margin (NIM) associated with certain interests it retains from loan securitisations. A NIM securitisation is a structured finance transaction backed by the cash flows on certain classes of retained interests in loan securitisations, primarily residual interests. The notes issued in a NIM securitisation are collateralised by the excess spread left after absorbing any realised losses and satisfying the required over collateralisation levels in the underlying securitisation deal.

HSBC recorded pre-tax gains of US$113 million (2005: US$3 million) from securitisation transactions. Proceeds received from new securitisations were US$18 billion (2005: US$576 million), and cash flows from retained interests were US$35 million and (2005: US$7 million).

Back to Contents

In connection with the securitisations, HSBC’s retained interests include investment grade certificates of US$316 million and other residual interests of US$176 million at 31 December 2006. Residual interests of US$14 million were retained at 31 December 2005. Retained interests are recorded in trading assets and are measured at fair value. Investment grade certificates are valued using quoted market prices. Key assumptions used during 2006 and 2005 in measuring the fair value of residual interests at the date of securitisation are presented in the table below.

	2006	2005

Expected weighted average life (in years)	2.1– 2.7	3
Payment speed assumption (annual rate)	28.5 – 36.0%	45.0%
Expected credit losses (annual rate)	2.4 - 4.7%	6.0%
Discount rate on residual cash flows (annual rate)	15.0 – 25.0%	20.0%

Key economic assumptions used in measuring the fair value of residual interests in mortgage loans securitisations and the sensitivity of the current fair values of residual interests to changes in those assumptions are presented in the table below:

	2006	2005

Expected weighted average life (in years)	1.7– 2.5	3
Payment speed assumption (annual rate)	31.5 – 44.2%	45.0%
Impact on fair value of 10% adverse change (US$ millions)	(8)	(1)
Impact on fair value of 20% adverse change (US$ millions)	(17)	(2)
Expected credit losses (annual rate)	1.2 – 6.9%	6.0%
Impact on fair value of 10% adverse change (US$ millions)	(25)	–
Impact on fair value of 20% adverse change (US$ millions)	(41)	–
Discount rate on residual cash flows (annual rate)	15.0 – 25.0%	20.0%
Impact on fair value of 10% adverse change (US$ millions)	(8)	–
Impact on fair value of 20% adverse change (US$ millions)	(15)	(1)

These sensitivities are hypothetical and should not be considered to be predictive of future performance. As the figures indicate, the change in fair value based on a 10 per cent variation in assumptions cannot necessarily be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated independently from any change in another assumption. In reality, changes in one factor may contribute to changes in another (for example, increases in market interest rates may result in lower prepayments) which might magnify or counteract the sensitivities.

Future US GAAP accounting developments

The Financial Accounting Standards Board (‘FASB’) has issued the following accounting standards, which will become fully effective in future financial statements.

In June 2006, the FASB issued Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109’ (FIN 48). FIN 48 establishes threshold and measurement attributes for financial statement measurement and recognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after 15 December 2006. Adoption of FIN 48 is not expected to have a material effect on the US GAAP information in HSBC’s financial statements.

In September 2006, the FASB issued SFAS 157 ‘Fair Value Measurements’. SFAS 157 defines fair value, establishes a framework for measuring fair value in US GAAP and requires expanded disclosures about fair value measurements. SFAS 157 applies under many other extant US GAAP accounting pronouncements which prescribe that fair value is the relevant measurement, although the Statement does not extend the use of fair value for measurement purposes. SFAS 157 is effective for fiscal years beginning after 15 November 2007. HSBC is currently evaluating the impact that adoption of SFAS 157 will have on its US GAAP financial statements.

In February 2007, the FASB issued SFAS 159 ‘The Fair Value Option for Financial Assets and Financial Liabilities’. SFAS 159 creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities on a contract-by-contract basis, with

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 47 and 48 / Shareholder information

changes in fair value recognised in earnings as these changes occur. SFAS 159 is effective as of the beginning of the first fiscal year beginning after 15 November 2007. HSBC is currently studying the effect that adoption of SFAS 159 will have on its US GAAP financial statements.

48	Non-statutory accounts

The information set out in these accounts does not constitute the company’s statutory accounts for the years ended 31 December 2006 or 2005. Those accounts have been reported on by the company’s auditors: their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The accounts for 2005 have been delivered to the Registrar of Companies and those for 2006 will be delivered in due course.

Back to Contents

H S B C H O L D I N G S P L C

Shareholder Information

Page

Information about the enforceability of judgements made in the US	435
Exchange controls and other limitations affecting equity security holders	435
Fourth interim dividend for 2006	435
Interim dividends for 2007	436
Dividends on the ordinary shares of HSBC Holdings	436
Nature of trading market	436
Shareholder profile	438
Memorandum and Articles of Association	438
Interim results	438
Annual General Meeting	438
Shareholder enquiries and communications.	439
Investor relations	440
Where more information about HSBC is available	440
Taxation of shares and dividends	440
History and development of HSBC	443
Organisational structure	445

Information about the enforceability of judgements made in the US

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

Fourth interim dividend for 2006

The Directors have declared a fourth interim dividend of US$0.36 per ordinary share (in lieu of a final dividend). Information on the scrip dividend scheme and currencies in which shareholders may elect to have the cash dividend paid will be sent to shareholders on or about 3 April 2007. The timetable for the dividend is:
2007

Shares quoted ex-dividend in London, Hong Kong and Bermuda; ADSs quoted ex-dividend in New York	21 March
Record date and closure of Hong Kong Overseas Branch Register of shareholders for one day	23 March
Shares quoted ex-dividend in Paris	26 March
Mailing of Annual Report and Accounts 2006 and/or Annual Review 2006, Notice of Annual General Meeting and dividend documentation	3 April
Final date for receipt by registrars of forms of election and revocations of standing instructions for scrip dividends	26 April
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars	30 April
Payment date: dividend warrants, new share certificates or transaction advices and notional tax vouchers mailed and shares credited to stock accounts in CREST	10 May

Back to Contents

H S B C H O L D I N G S P L C

Shareholder Information (continued)

Dividends / Nature of trading market

Interim dividends for 2007

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2007 will be US$0.17 per ordinary share. The proposed timetables for the dividends in respect of 2007 are:

Interim dividends for 2007

	First	Second	Third	Fourth

Announcement	30 April 2007	30 July 2007	5 November 2007	3 March 2008
ADSs quoted ex-dividend in New York	16 May 2007	15 August 2007	20 November 2007	19 March 2008
Shares quoted ex-dividend in London, Hong Kong and Bermuda	16 May 2007	15 August 2007	21 November 2007	19 March 2008
Record date and closure of Hong Kong Overseas Branch Register of shareholders for one day	18 May 2007	17 August 2007	23 November 2007	25 March 2008
Shares quoted ex-dividend in Paris	21 May 2007	20 August 2007	26 November 2007	26 March 2008
Payment date	5 July 2007	4 October 2007	16 January 2008	7 May2008

Dividends on the ordinary shares of HSBC Holdings

HSBC Holdings has paid dividends on its ordinary shares every year without interruption since it became the HSBC Group holding company by a scheme of arrangement in 1991. The dividends declared, per ordinary share, for each of the last five years were:

		First	Second	Third	Fourth
		interim	interim	interim	interim[1]	Total[2]

2006	US$	0.150	0.150	0.150	0.360	0.810
		£0.082	0.079	0.078	0.183	0.422
	HK$	1.164	1.167	1.168	2.799	6.298

2005	US$	0.140	0.140	0.140	0.310	0.730
		£0.077	0.079	0.079	0.169	0.404
	HK$	1.088	1.086	1.085	2.403	5.662

2004	US$	0.130	0.130	0.130	0.270	0.660
		£0.071	0.072	0.069	0.141	0.353
	HK$	1.013	1.014	1.013	2.104	5.144

2003	US$	0.240	0.120	0.240	–	0.600
		£0.146	0.065	0.135	–	0.345
	HK$	1.860	0.931	1.871	–	4.654

2002	US$	0.205	0.325	–	–	0.530
		£0.130	0.204	–	–	0.334
	HK$	1.599	2.535	–	–	4.134

1	The fourth interim dividend for 2006 of US$0.360 per share has been translated into pounds sterling and Hong Kong dollars at the closing rate on 31 December 2006. The dividend will be paid on 10 May 2007.
2	The above dividends declared are accounted for as disclosed in Note 11 on the Financial Statements.

Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Nature of trading market

HSBC Holdings ordinary shares are listed or admitted to trading on the London Stock Exchange, the Hong Kong Stock Exchange (‘HKSE’), Euronext Paris, the New York Stock Exchange (‘NYSE’) and the Bermuda Stock Exchange. HSBC Holdings maintains its principal share register in England and overseas branch share registers in Hong Kong and Bermuda (collectively, the ‘share register’).

As at 31 December 2006, there were a total of 205,958 holders of record of HSBC Holdings ordinary shares.

As at 31 December 2006, a total of 13,292,804 of the HSBC Holdings ordinary shares were registered in the HSBC Holdings share register in the name of 11,525 holders of record with addresses in the US. These shares represented 0.1149 per cent of the total HSBC Holdings ordinary shares in issue.

Back to Contents

As at 31 December 2006, there were 11,079 holders of record of ADSs holding approximately 107 million ADSs, representing approximately 535 million HSBC Holdings ordinary shares. 10,856 of these holders had addresses in the US, holding approximately 106.9 million ADSs, representing 534.8 million HSBC Holdings ordinary shares. As at 31 December 2006, approximately 4.5 per cent of the HSBC Holdings ordinary shares were represented by ADSs held by holders of record with addresses in the US.

The following table shows, for the years, calendar quarters and months indicated, the highest and lowest prices for the HSBC Holdings ordinary shares and ADSs. These are based on mid-market prices at close of business on the London Stock Exchange, HKSE, Euronext Paris, NYSE and the Bermuda Stock Exchange.

Past share price performance should not be regarded as a guide to future performance.

High and low mid-market closing prices

	London		Hong Kong		New York		Paris		Bermuda[2]
	US$0.50 shares		US$0.50 shares		ADSs[1]		US$0.50 shares		US$0.50 shares

	High	Low	High	Low	High	Low	High	Low	High	Low
	pence	pence	HK$	HK$	US$	US$	euro	euro	US$	US$

2006	1028	914	151.2	124.5	98.4	80.5	15.4	13.3	19.6	16.4
2005	950	825	133.5	120.1	85.8	77.5	13.9	12.0	17.1	15.7
2004	954	784	136.5	109.5	87.8	70.0	13.6	11.8	17.3	14.5
2003	914	631	122.5	80.3	78.8	51.1	13.4	9.3	–	–
2002	866	643	97.5	78.8	64.4	50.3	13.9	10.2	–	–

	London		Hong Kong		New York		Paris		Bermuda
	US$0.50 shares		US$0.50 shares		ADSs[1]		US$0.50 shares		US$0.50 shares

	High	Low	High	Low	High	Low	High	Low	High	Low
	pence	pence	HK$	HK$	US$	US$	euro	euro	US$	US$
2006
4th Quarter	1028	916	151.2	140.3	98.4	90.2	15.4	13.6	19.6	18.1
3rd Quarter	975	942	142.2	134.8	91.8	86.6	14.5	13.7	18.4	17.3
2nd Quarter	985	914	142.2	130.6	92.1	84.2	14.4	13.3	18.1	16.7
1st Quarter	995	924	134.0	124.5	86.6	80.5	14.6	13.4	17.4	16.4

2005
4th Quarter	950	873	126.5	120.1	81.6	77.5	13.9	12.8	16.5	15.7
3rd Quarter	936	885	129.2	123.0	83.2	79.0	13.6	13.0	16.6	16.0
2nd Quarter	895	825	127.0	122.5	81.4	78.6	13.5	12.0	16.2	15.8
1st Quarter	907	832	133.5	122.5	85.8	78.3	13.3	12.2	17.1	15.9

	London		Hong Kong		New York		Paris		Bermuda
	US$0.50 shares		US$0.50 shares		ADSs[1]		US$0.50 shares		US$0.50 shares

	High	Low	High	Low	High	Low	High	Low	High	Low
	pence	pence	HK$	HK$	US$	US$	euro	euro	US$	US$
2007
January	953	914	145.4	139.0	93.1	90.0	14.4	13.9	18.8	18.0
2006
December	937	916	144.6	140.3	93.4	90.2	14.1	13.6	18.7	18.1
November	1028	938	151.2	142.8	98.4	92.9	15.4	14.0	19.6	18.7
October	1017	968	147.2	141.8	95.8	91.6	15.2	14.3	19.1	18.2
September	975	949	142.1	138.1	91.8	89.2	14.5	14.0	18.4	17.9
August	970	942	142.2	137.9	91.4	89.2	14.3	13.9	18.4	17.9
July	974	942	140.2	134.8	91.0	86.6	14.3	13.7	18.3	17.3

1	In New York each ADS represents 5 underlying ordinary shares.
2	HSBC shares were not listed on the Bermuda Stock Exchange prior to 18 February 2004.

Back to Contents

H S B C H O L D I N G S P L C

Shareholder Information (continued)

Profile / Memorandum and Articles / Interim results / AGM / Enquiries and communications

Stock symbols

HSBC Holdings ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC

Shareholder profile

At 31 December 2006 the register of members recorded the following details:

	Number of	Total
Ordinary shares held	shareholders	shares held

1-100	30,596	978,960
101-400	33,550	8,491,949
401-500	9,364	4,246,168
501-1,000	32,037	24,073,397
1,001-5,000	67,024	155,123,482
5,001-10,000	15,430	109,211,328
10,001-20,000	8,599	119,423,901
20,001-50,000	5,139	157,408,088
50,001-200,000	2,559	237,501,911
200,001-500,000	670	208,679,627
500,001 and above	990	10,547,068,924

Total	205,958	11,572,207,735

Memorandum and Articles of Association

The discussion under the caption ‘Memorandum and Articles of Association’ contained in HSBC Holdings’ Annual Reports on Form 20-F for the years ended 31 December 2000 and 2001 is incorporated by reference herein.

Interim results

The interim results for the six months to 30 June 2007 will be announced on 30 July 2007.

Annual General Meeting

The 2007 Annual General Meeting will be held at the Barbican Hall, Barbican Centre, London EC2 on 25 May 2007 at 11 am.

     All resolutions considered at the 2006 Annual General Meeting were passed on a poll as follows:

		Total votes

Resolution		For[1]	Against	Abstain

1	To receive the Report and Accounts for 2005	4,480,852,415	21,235,648	107,249,007
2	To approve the Directors’ Remuneration Report for 2005	4,428,404,417	154,287,152	70,543,557
3	To re-elect the following as Directors:
	(a) The Baroness Dunn	4,612,655,769	36,639,677	2,104,416
	(b) M F Geoghegan	4,636,745,575	12,088,015	2,185,789
	(c) S K Green	4,536,123,455	96,828,783	18,179,417
	(d) Sir Mark Moody-Stuart	4,626,583,848	22,231,763	2,202,512
	(e) S M Robertson	4,635,200,010	11,818,080	2,264,832
	(f) H Sohmen	4,625,766,106	22,794,084	2,617,684
	(g) Sir Brian Williamson	4,637,388,477	11,612,586	2,204,044
4	To reappoint the Auditor	4,581,736,221	25,270,259	46,246,917
5	To authorise the Directors to allot shares	4,588,458,934	60,705,949	6,033,860
6	To disapply pre-emption rights (Special Resolution)	4,593,975,127	54,420,754	6,831,574
7	To authorise the Company to purchase its own Ordinary Shares	4,620,218,288	15,470,061	9,882,035
8	To increase fees payable to each non-executive Directors to £65,000 p.a.	4,601,744,353	29,609,584	13,995,048

1	Includes discretionary votes.

Back to Contents

Shareholder enquiries and communications

Enquiries

Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, lost share certificates or dividend cheques, should be sent to the Registrars:

Principal Register	Hong Kong Overseas Branch Register:	Bermuda Overseas Branch Register:

Computershare Investor Services PLC	Computershare Hong Kong Investor	Corporate Shareholder Services
PO Box 1064, The Pavilions	Services Limited	The Bank of Bermuda Limited
Bridgwater Road	Hopewell Centre, 46th Floor	6 Front Street
Bristol BS99 3FA	183 Queen’s Road East	Hamilton HM 11
UK	Wan Chai	Bermuda
Hong Kong
Telephone: 44 (0) 870 7020137	Telephone: 852 2862 8628	Telephone: 1 441 299 6737
Email: web.queries@computershare.co.uk	Email: hkinfo@computershare.com.hk

Any enquiries relating to ADSs should be sent to the depositary:

The Bank of New York
101 Barclay Street
Floor 22W
New York, NY 10286
USA
Telephone (US): 1 888 269 2377
Telephone (International): 001 610 382 7836
Email: shareowner-svcs@bankofny.com

Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, should be sent to the paying agent:

HSBC France
103, avenue des Champs Elysées
75419 Paris Cedex 08
France
Telephone: 33 1 40 70 22 56

Further copies of this Annual Report and Accounts 2006 may be obtained by writing to the following departments:

For those in Europe, the Middle East and Africa:	For those in Asia-Pacific:	For those in the Americas:

Group Corporate Affairs	Group Public Affairs	Employee Communications
HSBC Holdings plc	The Hongkong and Shanghai Banking	HSBC-North America
8 Canada Square	Corporation Limited	2700 Sanders Road
London E14 5HQ	1 Queen’s Road Central	Prospect Heights
UK	Hong Kong	Illinois 60070
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

Chinese translation

A Chinese translation is available on request after 3 April 2007 from the Registrars:

Computershare Hong Kong Investor Services Limited
Hopewell Centre, 46th Floor
183 Queen’s Road East
Wan Chai
Hong Kong

Back to Contents

H S B C H O L D I N G S P L C

Shareholder Information (continued)

Investor relations / Where information is available / Taxation of shares and dividends

Computershare Investor Services PLC
PO Box 1064, The Pavilions
Bridgwater Road
Bristol BS99 3FA
UK

Please also contact the Registrars if you wish to receive Chinese translations of future documents or if you have received a Chinese translation of this document and do not wish to receive such translations in future.

Investor relations

Enquiries relating to HSBC’s strategy or operations may be directed to:

Senior Manager Investor	Director – Corporate Finance and	Senior Manager External
Relations	Investor Relations	Relations
HSBC Holdings plc	HSBC Finance Corporation	The Hongkong and Shanghai Banking
8 Canada Square	2700 Sanders Road	Corporation Limited
London E14 5HQ	Prospect Heights, IL 60070	1 Queen’s Road Central
UK	USA	Hong Kong
Telephone: +44 (0)20 7991 8041	+1 847 564 6478	+852 2822 4929
Facsimile: +44 (0)20 7991 4663	+1 847 205 7538	+852 2845 0113
E-mail: investorrelations@hsbc.com	investor.relations@us.hsbc.com	investorrelations@hsbc.com.hk

Where more information about HSBC is available

This Annual Report and Accounts 2006, and other information on HSBC, may be viewed on HSBC’s web site: www.hsbc.com.

     US Investors may read and copy the reports, statements or information that HSBC Holdings files with the Securities Exchange Commission at its public reference room in Washington, DC, which is located at 100 F Street, Room 1580, Washington, DC 20549. These documents will also be available at the Commission’s regional offices located at the Woolworth Building, 233 Broadway, New York, NY 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Investors should call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Investors can request copies of these documents upon payment of a duplicating fee, by writing to the Commission at 100 F Street, Mail Stop 5100, Washington, DC 50549. Investors may also obtain the reports and other information HSBC Holdings files at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

Taxation of shares and dividends

Taxation – UK residents

The following is a summary, under current law, of the principal UK tax considerations that are likely to be material to the ownership and disposition of shares. The summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of shares. In particular, the summary deals principally with shareholders who are resident in the UK for UK tax purposes and only with holders who hold the shares as investments and who are the beneficial owners of the shares, and does not address the tax treatment of certain classes of holders such as dealers in securities. Holders and prospective purchasers should consult their own advisers regarding the tax consequences of an investment in shares in light of their particular circumstances, including the effect of any national, state or local laws.

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

     For individual shareholders who are resident in the UK for taxation purposes and liable to UK income tax at the basic rate, no further UK income tax liability arises on the receipt of a dividend from HSBC Holdings. Individual shareholders who are liable to UK income tax at the higher rate on UK dividend income (currently 32.5 per cent) are taxed on the combined amount of the dividend and the tax

Back to Contents

credit. The tax credit is available for set-off against the higher rate liability, leaving net higher rate tax to pay equal to 25 per cent of the cash dividend. Individual UK resident shareholders are not entitled to any tax credit repayment.

     Although non-UK resident shareholders are generally not entitled to any repayment of the tax credit in respect of any UK dividend received, some such shareholders may be so entitled under the provisions of a double taxation agreement between their country of residence and the UK. However, in most cases no amount of the tax credit is, in practice, repayable.

     Information on the taxation consequences of the HSBC Holdings scrip dividends offered in lieu of the 2004 fourth interim dividend and the first, second and third interim dividends for 2006 was set out in the Secretary’s letters to shareholders of 4 April, 1 June, 30 August and 5 December 2006. In each case, the difference between the cash dividend foregone and the market value of the scrip dividend did not equal or exceed 15% of the market value and accordingly, the price of HSBC Holdings US$0.50 ordinary shares (the ‘shares’) for UK tax purposes for the dividends was the cash dividend foregone.

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

Inheritance tax

Shares or ADSs held by an individual whose domicile is determined to be the US for the purposes of the United States-United Kingdom Double Taxation Convention relating to estate and gift taxes (the ‘Estate Tax Treaty’) and who is not for such purposes a national of the UK will not, provided any US Federal estate or gift tax chargeable has been paid, be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of shares or ADSs except in certain cases where the shares or ADSs (i) are comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the US and was not a national of the UK), (ii) is part of the business property of a UK permanent establishment of an enterprise, or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. In such cases, the Estate Tax Treaty generally provides a credit against US Federal tax liability for the amount of any tax paid in the UK in a case where the shares or ADSs are subject to both UK inheritance tax and to US Federal estate or gift tax.

Stamp duty and stamp duty reserve tax

Transfers of shares by a written instrument of transfer generally will be subject to UK stamp duty at the rate of 0.5 per cent of the consideration paid for the transfer, and such stamp duty is generally payable by the transferee.

     An agreement to transfer shares, or any interest therein, normally will give rise to a charge to stamp duty reserve tax at the rate of 0.5 per cent of the consideration. However, provided an instrument of transfer of the shares is executed pursuant to the agreement and duly stamped before the date on which the stamp duty reserve tax becomes payable, under the current practice of UK HM Revenue and Customs it will not be necessary to pay the stamp duty reserve tax, nor to apply for such tax to be cancelled. Stamp duty reserve tax is generally payable by the transferee.

     Paperless transfers of shares within CREST, the UK’s paperless share transfer system, are liable to stamp duty reserve tax at the rate of 0.5 per cent of the consideration. In CREST transactions, the tax is calculated and payment made automatically. Deposits of shares into CREST generally will not be subject to stamp duty reserve tax, unless the transfer into CREST is itself for consideration.

Taxation – US residents

The following is a summary, under current law, of the principal UK tax and US federal income tax

Back to Contents

H S B C H O L D I N G S P L C

Shareholder Information (continued)

Taxation of shares and dividends / History and development

considerations that are likely to be material to the ownership and disposition of shares or ADSs by a holder that is a resident of the US for the purposes of the income tax convention between the US and the UK (the ‘Treaty’), and is fully eligible for benefits under the Treaty (an ‘eligible US holder’). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of shares or ADSs. In particular, the summary deals only with eligible US holders that hold shares or ADSs as capital assets, and does not address the tax treatment of holders that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that hold shares or ADSs as part of an integrated investment (including a ‘straddle’) comprised of a share or ADS and one or more other positions, and persons that own, directly or indirectly, 10 per cent or more of the voting stock of HSBC Holdings. This discussion is based on laws, treaties, judicial decisions and regulatory interpretations in effect on the date hereof, all of which are subject to change. Under the current income tax treaty between the UK and the US, eligible US holders are no longer entitled to claim a special foreign tax credit in respect of dividends.

     Holders and prospective purchasers should consult their own advisers regarding the tax consequences of an investment in shares or ADSs in light of their particular circumstances, including the effect of any national, state or local laws.

     In general, the beneficial owner of a share or ADS will be entitled to benefits under the Treaty (and, therefore, will be an eligible US holder) if it is (i) an individual resident of the US, a US corporation meeting ownership criteria specified in the Treaty or other entity meeting criteria specified in the Treaty; and (ii) not also resident in the UK for UK tax purposes. Special rules, including a limitation of benefits provision, may apply. The Treaty benefits discussed below generally are not available to US holders that hold shares or ADSs in connection with the conduct of a business through a permanent establishment, or the performance of personal services through a fixed base, in the UK.

Taxation of dividends

An eligible US holder must include cash dividends paid on the shares or ADSs in ordinary income on the date that such holder or the ADS depositary receives them, translating dividends paid in UK pounds sterling into US dollars using the exchange rate in effect on the date of receipt. Subject to certain exceptions for positions that are held for less than 61 days or are hedged, and subject to a foreign corporation being considered a ‘qualified foreign corporation’ (which includes not being classified for US federal income tax purposes as a passive foreign investment company), certain dividends (‘qualified dividends’) received by an individual eligible US holder before 2009 generally will be subject to US taxation at a maximum rate of 15 per cent. Based on the company’s audited financial statements and relevant market and shareholder data, HSBC Holdings believes that it was not treated as a passive foreign investment company for US federal income tax purposes with respect to its 2005 or 2006 taxable year. In addition, based on the company’s audited financial statements and current expectations regarding the value and nature of its assets, and the sources and nature of its income, HSBC Holdings does not anticipate being classified as a passive foreign investment company for its 2007 taxable year. Accordingly, dividends paid on the shares or ADSs generally should be treated as qualified dividends.

Taxation of capital gains

Gains realised by an eligible US holder on the sale or other disposition of shares or ADSs normally will not be subject to UK taxation unless at the time of the sale or other disposition the holder carries on a trade, profession or vocation in the UK through a branch or agency or permanent establishment and the shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch or agency or permanent establishment. Such gains will be included in income for US tax purposes, and will be long-term capital gains if the shares or ADSs were held for more than one year. A long-term capital gain realised by an individual holder generally is subject to US tax at a maximum rate of 15 per cent.

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

     No stamp duty will be payable on the transfer of, or agreement to transfer, an ADS, provided that the ADR and any separate instrument of transfer or

Back to Contents

written agreement to transfer remain at all times outside the UK, and provided further that any such transfer or written agreement to transfer is not executed in the UK. No stamp duty reserve tax will be payable on a transfer of, or agreement to transfer, an ADS effected by the transfer of an ADR.

     On a transfer of shares from the Depository to a registered holder of an ADS upon cancellation of the ADS, a fixed stamp duty of £5 per instrument of transfer will be payable by the registered holder of the ADR cancelled.

US backup withholding tax and information reporting

Distributions made on shares and proceeds from the sale of shares or ADSs that are paid within the US, or through certain financial intermediaries to US holders, are subject to information reporting and may be subject to a US ‘backup’ withholding tax unless, in general, the US holder complies with certain certification procedures or is a corporation or other person exempt from such withholding. Holders that are not US persons generally are not subject to information reporting or backup withholding tax, but may be required to comply with applicable certification procedures to establish that they are not US persons in order to avoid the application of such information reporting requirements or backup withholding tax to payments received within the US or through certain financial intermediaries.

History and development of HSBC

1865	The founding member of the HSBC Group, The Hongkong and Shanghai Banking Corporation, is established in both Hong Kong and Shanghai.

1959	The Mercantile Bank of India Limited and The British Bank of the Middle East, now HSBC Bank Middle East Limited, are purchased.

1965	A 51 per cent interest (subsequently increased to 62.14 per cent) is acquired in Hang Seng Bank Limited. Hang Seng Bank is the fourth-largest listed bank in Hong Kong by market capitalisation.

1980	A 51 per cent interest in Marine Midland Banks, Inc., now HSBC USA, Inc, is acquired (with the remaining interest acquired in 1987).

1981	The Hongkong and Shanghai Banking Corporation incorporates its then existing Canadian operations. HSBC Bank Canada has since made numerous acquisitions, expanding rapidly to become the largest foreign-owned bank in Canada and the seventh-largest overall at 31 December 2006.

1987	A 14.9 per cent interest in Midland Bank plc, now HSBC Bank plc, one of the UK’s principal clearing banks, is purchased.

1991	HSBC Holdings plc is established as the parent company of the HSBC Group.

1992	HSBC purchases the remaining interest in Midland Bank plc.

1993	As a consequence of the Midland acquisition, HSBC’s head office is transferred from Hong Kong to London in January.

1997	HSBC assumes selected assets, liabilities and subsidiaries of Banco Bamerindus do Brasil S.A., now HSBC Bank Brazil, following the intervention of the Central Bank of Brazil, and in Argentina completes the acquisition of Grupo Roberts, now part of HSBC Bank Argentina S.A.

1999	HSBC acquires Republic New York Corporation, subsequently merged with HSBC USA, Inc., and Safra Republic Holdings S.A.

2000	HSBC completes its acquisition of 99.99 per cent of the issued share capital of Crédit Commercial de France S.A., now HSBC France.

2002	HSBC acquires 99.59 per cent of Grupo Financiero Bital, S.A. de C.V., the holding company of what is now HSBC Mexico.

2003	HSBC acquires Household International, Inc., now HSBC Finance Corporation. HSBC Finance brings to the Group national coverage in the US for consumer lending, credit cards and credit insurance through multiple distribution channels.

2003	HSBC acquires Banco Lloyds TSB S.A.-Banco Múltiplo in Brazil and the country’s leading consumer finance company, Losango Promotora de Vendas Limitada (‘Losango’).

2004	HSBC Bank USA, Inc. merges with HSBC Bank & Trust (Delaware) N.A. to form HSBC Bank USA, N.A.

2004	The acquisition of The Bank of Bermuda Limited is completed.

Back to Contents

H S B C H O L D I N G S P L C

Shareholder Information (continued)

History and development / Organisational structure

2004	HSBC acquires Marks and Spencer Retail Financial Services Holdings Limited, which trades as Marks and Spencer Money (‘M&S Money’) in the UK.

2004	HSBC acquires 19.9 per cent of Bank of Communications, mainland China’s fifth-largest bank by total assets, and Hang Seng Bank acquires 15.98 per cent of Industrial Bank.

2005	HSBC increases its holding in Ping An Insurance to 19.9 per cent, having made its initial investment in 2002. Ping An Insurance is the second-largest life insurer and the third-largest property and casualty insurer in mainland China.

2005	HSBC Finance completes the acquisition of Metris Companies Inc. (‘Metris’), making HSBC the fifth-largest issuer of MasterCard and Visa cards in the USA.

2006	In July, HSBC enters into an agreement with Grupo Banistmo S.A. (‘Banistmo’), the leading banking group in Central America, to make a tender offer to acquire 99.98 per cent of the outstanding shares of Banistmo for US$1.77 billion in cash. The transaction is completed in November. Banistmo’s principal area of operation is Panama, but the group also has a significant presence in five countries new to HSBC, namely Costa Rica, Honduras, Colombia, Nicaragua and El Salvador.

Back to Contents

Organisational Structure

Simplified Structure Chart of HSBC Holdings plc at 31 December 2006

HSBC Holdings plc
HSBC Latin America Holdings (UK) Ltd
HSBC Finance (Netherlands)
HSBC North America Holdings Inc
99.99%
Grupo Financiero HSBC SA. de CV
HSBC Insurance Holdings Ltd
HSBC Bank plc
HSBC Investment Bank Holdings plc
HSBC Latin America BV
HSBC Bank Brasil SA - Banco Multiplo
97.94%
HSBC Seguros (Brasil) SA
HSBC Investments (North America) Inc
99.99%
HSBC Mexico, SA
HSBC Insurance Brokers Ltd
HSBC Germany Holdings GmbH
78.60%
HSBC Trinkaus & Burkhardt AG
HSBC Investments (UK) Ltd
HSBC Investments (Taiwan) Ltd
HSBC Finance Corporation
HFC Bank Ltd
HSBC Securities (USA) Inc
HSBC Bank USA, NA
HSBC Bank Canada
HSBC Technology & Services (USA) Inc
HSBC Asset Finance (UK) Ltd
HSBC Life (UK) Ltd
HSBC Bank AS
99.99%
HSBC France
HSBC Europe BV
70.03%
HSBC Bank Malta plc
99.99%
HSBC Bank Argentina SA
99.53%
HSBC La Buenos Aires Seguros SA
59.99%
Maxima SA AFJP
94.53%
HSBC Bank Egypt SAE
HSBC Asia Holdings (UK)
HSBC Bank Malaysia Berhad
HSBC Asia Holdings BV
13.65%
86.35%
HSBC Private Banking Holdings (Suisse) SA
99.39%
The Bank of Bermuda Ltd
HSBC Bank Middle East Ltd
The Hongkong and Shanghai Banking Corp Ltd
Primer Banco del Istmo SA
5.44%
94.56%
HSBC Private Bank (Suisse) SA
HSBC Private Bank (UK) Ltd
HSBC Private Bank (Guernsey) Ltd
HSBC Guyerzeller Bank AG
62.14%
Hang Seng Bank Ltd
HSBC Insurance (Asia-Pacific) Holdings Ltd
HSBC Bank Australia Ltd
HSBC Insurance (Asia) Ltd
HSBC Life (International) Ltd

1	This chart is a simplified ownership diagram only, not all intermediate holding companies are shown.
2	Places of incorporation are shown in Note 24 on the Financial Statements.

Back to Contents

Form 20-F Item Number and Caption			Location	Page

PART I
1.	Identity of Directors, Senior Management and Advisers		Not required for Annual Report	—

2.	Offer Statistics and Expected Timetable		Not required for Annual Report	—

3.	Key Information
	A.	Selected Financial Data	Five-Year Comparison	3
			US GAAP Selected Financial Data	4
	B.	Capitalisation and Indebtedness	Not required for Annual Report	—
	C.	Reasons for the Offer and use of Proceeds	Not required for Annual Report	—
	D.	Risk Factors	Not Applicable	—

4.	Information on the Company
	A.	History and Development of the Company	Business Review	11-22
			Shareholder Information	454
			Financial Review	26-98, 420
	B.	Business Overview	Description of Business	11-22
			Regulation and Supervision	165-170
			Financial Review	110-164
	C.	Organisational Structure	Description of Business	11
			Organisational Structure Chart	445
			Note 24 – Notes on the Financial Statements	368-371
	D.	Property, Plants and Equipment	Property	109
			Note 23 – Notes on the Financial Statements	366-368

5.	Operating and Financial Review and Prospects
	A.	Operating Results	Financial Review	110-164
	B.	Liquidity and Capital Resources	The Management of Risk	216-217, 243-244
	C.	Research and Development, Patents and Licences, etc.	Not Applicable	—
	D.	Trend Information	Financial Review	110-164
	E.	Off-Balance Sheet Arrangements	Financial Review	163-164
	F.	Contractual Obligations	Financial Review	158

6.	Directors, Senior Management and Employees
	A.	Directors and Senior Management	Governance	248-253
	B.	Compensation	Directors’ Remuneration Report	280-290
	C.	Board Practices	Report of the Directors	259-262
			Directors’ Remuneration Report	280
			Directors’ Remuneration Report	284-285
	D.	Employees	Governance	278-279
	E.	Share Ownership	Governance	264-265
			Directors’ Remuneration Report	287-289

7.	Major Shareholders and Related Party
Transactions
	A.	Major Shareholders	Report of the Directors	213
	B.	Related Party Transactions	Note 43 – Notes on the Financial Statements	399-402
	C.	Interests of Experts and Counsel	Not Applicable	—

8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	Financial Statements	293-434
			Legal Proceedings	109
			Note 43 – Notes on the Financial Statements	399
			Shareholder Information	436
	B.	Significant Changes	Not Applicable	—

Back to Contents

9.	The Offer and Listing
	A.	Offer and Listing Details	Shareholder Information	438-443
	B.	Plan of Distribution	Not required for Annual Report	—
	C.	Markets	Shareholder Information	438-443
	D.	Selling Shareholders	Not required for Annual Report	—
	E.	Dilution	Not required for Annual Report	—
	F.	Expenses of the Issue	Not required for Annual Report	—

10.	Additional Information
	A.	Share Capital	Not required for Annual Report	—
	B.	Memorandum and Articles of	Shareholder Information	438
Association
	C.	Material Contracts	Not Applicable	—
	D.	Exchange Controls	Exchange controls and other limitations
			affecting security holders	435
	E.	Taxation	Shareholder Information	440-443
	F.	Dividends and Paying Agents	Not required for Annual Report	—
	G.	Statements by Experts	Not required for Annual Report	—
	H.	Documents on Display	Shareholder Information	439-440
	I.	Subsidiary Information	Not Applicable	—

11.	Quantitative and Qualitative Disclosures About Market Risk		Management of Risk	216-224
			Note 17 and 34 – Notes on the Financial Statements	252-256, 383-385
12.	Description of Securities Other than Equity
Securities
	A.	Debt Securities	Not required for Annual Report	—
	B.	Warrants and Rights	Not required for Annual Report	—
	C.	Other Securities	Not required for Annual Report	—
	D.	American Depositary Shares	Not required for Annual Report	—

PART II
13.	Defaults, Dividends Arrearages and		Not Applicable	—
Delinquencies
14.	Material Modifications to the Rights of		Not Applicable	—
Securities Holders and Use of Proceeds
15.	Controls and Procedures		Disclosure Controls	164
			Report of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of HSBC Holdings plc	291
16.	[Reserved]
	A.	Audit Committee Financial Expert	Report of the Directors	259-260
	B.	Code of Ethics	Report of the Directors	257-259
	C.	Principal Accountant Fees and Services	Report of the Directors	259-261
			Note 8 – Notes on the Financial	331
Statements
	D.	Exemptions from the Listing Standards	Not Applicable	—
for Audit Committees
	E.	Purchases of Equity Securities by the	Report of the Directors	279
Issuer and Affiliated Purchasers

PART III
17.	Financial Statements		Not Applicable	—
18.	Financial Statements		Financial Statements	293-434
19.	Exhibits (including Certifications)			*

446a

Back to Contents

H S B C H O L D I N G S P L C

Glossary

Accounting terms used	US equivalent or brief description
Accounts	Financial Statements
Articles of Association	Bylaws
Associates	Long-term equity investments accounted for using the equity method
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax depreciation allowances
Creditors	Payables
Debtors	Receivables
Deferred tax	Deferred income tax
Depreciation	Amortisation
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interests in associates and joint ventures	Long-term equity investments accounted for using the equity method
Loans and advances	Lendings
Loan capital	Long-term debt
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Premises	Real estate
Provisions	Allowances
Share capital	Ordinary shares or common stock issued and fully paid
Shareholders’ equity	Stockholders’ equity
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Write-offs	Charge-offs

Back to Contents

Abbreviations used	Brief description

ABC	Asset-backed conduits
ABS	Asset-backed securities
ADR	American depositary receipt
ADS	American depositary share
AICPA	The American Institute of Certified Public Accountants
AIEA	Average interest-earning assets
ALCO	Asset and liability management committee
ARB	Accounting Research Bulletin (US)
ARM	Adjustable rate mortgage
ATM	Automated teller machines
Bank of Bermuda	The Bank of Bermuda Limited, which was acquired in February 2004
Bank of Communications	Bank of Communications Limited, mainland China’s fifth largest bank in which HSBC acquired a 19.9 per cent interest in August 2004
Basel Committee	The Basel Committee on Banking Supervision
Basel II	The Final Accord of the Basel Committee on proposals for a new capital adequacy framework
Brazilian operations	HSBC Bank Brasil S.A.-Banco Múltiplo and subsidiaries, plus HSBC Serviços e Participações Limitada
CCF	CCF S.A., the former name of HSBC France
CGU	Cash generating unit
Combined Code	Combined Code on Corporate Governance issued by the Financial Reporting Council
CRM	Customer relationship management
CSA	Credit support annex
Decision One	Decision One Mortgage Company, HSBC Finance’s subsidiary which originates loans referred by mortgage brokers
DPF	Discretionary participation feature of insurance and investment contracts
EITF	Emerging Issues Task Force (US)
EPS award	Earnings per share measure applied to half of the award of Performance Shares under The HSBC Share Plan
EU	European Union
FASB	Financial Accounting Standards Board (US)
FDIC	Federal Deposit Insurance Corporation (US)
FFIEC	Federal Financial Institution Examination Council
FHC	Financial holding company, as defined under the Gramm-Leach-Bliley Act amendments to the BHCA
FIN	FASB Interpretation (US)
FSA	Financial Services Authority (UK)
FSMA	Financial Services and Markets Act 2000 (UK)
FTSE	Financial Times – Stock Exchange index
GAAP	Generally Accepted Accounting Principles
GDP	Gross domestic product
GHOS	Hong Kong Government Home Ownership Scheme
Global Markets	HSBC’s treasury and capital markets services in Corporate, Investment Banking and Markets
Group	HSBC Holdings together with its subsidiary undertakings
Hang Seng Bank	Hang Seng Bank Limited, the fourth largest bank in Hong Kong by market capitalisation
HFC	HFC Bank Limited, the UK-based consumer finance business acquired through the acquisition by HSBC of HSBC Finance Corporation
HKMA	The Hong Kong Monetary Authority
HKSE	The Stock Exchange of Hong Kong Limited
Hong Kong	The Hong Kong Special Administrative Region of the People’s Republic of China

Back to Contents

H S B C H O L D I N G S P L C

Glossary (continued)

Abbreviations used	Brief description

HNAH	HSBC North America Holdings Inc, the bank holding company formed on 1 January 2004 to hold all of HSBC’s North America operations
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc, formerly Midland Bank plc
HSBC Bank Argentina	HSBC Bank Argentina S.A.
HSBC Bank Brazil	HSBC Bank Brasil S.A.-Banco Múltiplo, HSBC’s retail banking operation in Brazil, formerly Banco Bamerindus do Brasil S.A.
HSBC Bank Delaware	HSBC Trust Company (Delaware), N.A., a US nationally chartered bank restricted to trust activities
HSBC Bank Malaysia	HSBC Bank Malaysia Berhad
HSBC Bank Middle East	HSBC Bank Middle East Limited, formerly The British Bank of the Middle East
HSBC Bank Nevada	HSBC Bank Nevada, NA, (formerly Household Bank (SB), N.A.) a nationally chartered ‘credit card bank’ in the US which is a subsidiary of HSBC Finance Corporation
HSBC Bank USA	HSBC’s retail bank in the US. From 1 July 2004, HSBC Bank USA, N.A. (formerly HSBC Bank USA, Inc.)
HSBC Finance	HSBC Finance Corporation, the US consumer finance company acquired in March 2003 (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, whose name was changed from CCF S.A. (previously Crédit Commercial de France S.A.) in 2005
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Mexico	HSBC México S.A., the commercial banking subsidiary of Grupo Financiero HSBC, S.A. de C.V. and the fifth-largest bank in Mexico by deposits and assets
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) S.A., HSBC’s private bank in Switzerland (formerly HSBC Republic Bank (Suisse) S.A.)
IAS	International Accounting Standard
IFRSs	International Financial Reporting Standards
IFRIC	International Financial Reporting Interpretations Committee
IGU	Income generating unit
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China of which Hang Seng acquired a 15.98 per cent interest in 2004
IPO	Initial public offering
Key Management Personnel	Directors and Group Managing Directors of HSBC Holdings
KPMG	KPMG Audit plc and its affiliates
Losango	Losango Promotora de Vendas Limitada, the Brazilian consumer finance company acquired in December 2003
Mainland China	People’s Republic of China excluding Hong Kong
Metris	Metris Companies Inc., US credit card issuer acquired in December 2005
M&S Money	Marks and Spencer Retail Financial Services Holdings Limited, acquired by HSBC in November 2004
MMEs	Middle market enterprises
MSCI	Morgan Stanley Capital International index
MSRs	Mortgage servicing rights
NA	Nationally Chartered, a designation for certain categories of banks in the US
NIM	Net interest margin
NYSE	New York Stock Exchange
OCC	Office of the Comptroller of the Currency (US)
OCI	Other comprehensive income
OFT	Office of Fair Trading (UK)
Option ARMS	Adjustable rate mortgage with alternative payment options

Back to Contents

Abbreviations used	Brief description

Patriot Act	The US Patriot Act of October 2001
Performance Shares	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to corporate performance conditions
Pesification	The mandatory and asymmetrical conversion of onshore US dollar-denominated assets and liabilities in Argentina
Ping An Insurance	Ping An Insurance (Group) Company of China, Limited, the second-largest life insurer in the PRC, in which HSBC holds 16.8 per cent
PVBP	Present value of a basis point
PVIF	Present value of in-force long-term insurance business
Repos	Sale and repurchase transactions
Restricted shares	Awards of HSBC Holdings ordinary shares to which the employee will become entitled, normally after three years, subject to remaining an employee
Reverse repos	Securities purchased under commitments to sell
RMB	Renminbi, the currency of mainland China
Seasoning	The emergence of credit loss patterns in portfolios over time
SEC	Securities and Exchange Commission (US)
Senior Management	Group Managing Directors, the Group Chief Accounting Officer and the Group Company Secretary
SFAS	Statement of Financial Accounting Standards (US)
SIC	Standing Interpretations Committee (US)
SME	Small and medium-sized enterprise
SOP	Statement of Position issued by the AICPA (US)
SPE	Special purpose entity
The Hongkong and Shanghai Banking Corporation	The Hongkong and Shanghai Banking Corporation Limited, the founding member of the HSBC Group
TSR	Total shareholder return
TSR award	TSR measure applied to half of the award of Performance Shares under The HSBC Share Plan
UK	United Kingdom
UK GAAP	UK Generally Accepted Accounting Principles
US	United States of America
US GAAP	US Generally Accepted Accounting Principles
VAR	Value at risk
VIE	Variable interest entity
WHIRL	Worldwide Household International Revolving Lending system
WTAS	Wealth and Tax Advisory Services, Inc.
WWF	World Wide Fund for Nature

Back to Contents

H S B C H O L D I N G S P L C

Index

Accounting	Constant currency 110
developments (future) 303, 433	Contents inside front cover
policies (significant) 304	Contingent liabilities and contractual
requirements in UK and Hong Kong 403	commitments 396
Accounts (approval) 403	Contractual obligations 158
Annual General Meeting 279, 438	Corporate Governance
Assets	codes 257
by customer group 12, 344	reports 248
by geographical region 26, 340	Corporate, Investment Banking and Markets
charged as security 386	business highlights 18
deployment 144	performance in Europe 36
held in custody and under administration 145	performance in Hong Kong 51
other 371	performance in Latin America 97
Associates and joint ventures	performance in North America 81
interests in 360	performance in Rest of Asia-Pacific 65
share of profit 142	products and services 108
Audit committee (Group) 259	strategic direction 18
Auditors’ remuneration 331	Corporate responsibility (CR) 276
Auditors’ Report 291	committee 262
Balance sheet	reporting 278
average 147	Cost efficiency ratio 142, 2
consolidated 295	Credit exposure 176
HSBC Holdings 298	Credit quality of loans and advances 192
US GAAP basis 420	Credit risk management 171
Basel II 244	Critical accounting policies 111
Basis of preparation of accounts 26, 301	Cross-border exposures 176, 191
Business performance review	Customer groups and global businesses 12
Europe 32	Dealings in HSBC Holdings plc shares 279
Hong Kong 49	Debt securities in issue 372
Latin America 92	rating agency designation 188
North America 76	Defined terms inside front cover
Rest of Asia-Pacific 62	Deposits
Calendar (financial) 435	average balances and average rates 160
Capital	Derivatives 352
events 157	IFRSs/US GAAP differences 405, 423
management and allocation 243	Directors
structure 246	biographies 248
Capital and performance ratios 2	board of directors 254
Cash flow	emoluments 286
consolidated statement 297	interests 264
IFRSs/US GAAP differences 430	non-executive 285
notes 395	other directorships 284
payable under financial liabilities 214	remuneration (executive) 280
Cautionary statement regarding forward-looking	responsibilities (statement of) 290
statements 4	service contracts 284
Certificates of deposit and other time deposits	Dividends 278, 339, 435, 436
(maturity analysis) 162	Donations 277
Collateral and credit enhancements 173, 196	Earnings per share 339
Commercial Banking	IFRSs/US GAAP differences 429
business highlights 16	Economic briefing
performance in Europe 35	Europe 31
performance in Hong Kong 50	Hong Kong 49
performance in Latin America 95	Latin America 91
performance in North America 80	North America 75
performance in Rest of Asia-Pacific 64	Rest of Asia-Pacific 60
products and services 107	Economic profit 146
strategic direction 16	Employees 265
Committees (board) 259	compensation and benefits 275, 320
Communication with shareholders 278	disabled 266
Community involvement 277	involvement 266
Comparison of financial information 111	remuneration policy 266
Competitive environment 27	Enforceability of judgements made in the US 435

Back to Contents

Enquiries (from shareholders) 439	Impairment charge to income statement 136, 203
Equity 392	Impairment of assets other than financial
Europe	instruments 364
business performance 32	Impairment of loans 111
competitive environment 28	Income statement
economic briefing 31	consolidated 119, 294
profit/(loss) 31, 45	Insurance
regulation and supervision (UK) 166	claims incurred (net) and movements in
Events after the balance sheet date 402	policyholders’ liabilities 135, 318
Exchange controls and other limitations affecting	insurance fund (shareholders interest in)
equity security holders 435	IFRSs/US GAAP differences 417
Fee income (net) 125	liabilities under contracts issued 374
Financial assets designated at fair value 351	net earned premiums 132, 318
Financial assets and liabilities	risk management 228
by measurement basis 346	Intangible assets
IFRSs/US GAAP differences 409	IFRSs/US GAAP differences 405, 423
Financial highlights 1	Interest income (net) 122
Financial instruments	analysis of changes 154
fair value 382	average balance sheet 147
net income from 129, 317	forgone on impaired loans 196
valuation 114	sensitivity 221
Financial investments 356, 426	Interest recognition
concentration of exposure 178	IFRSs/US GAAP differences 414
gains less losses from 131	Interim results 438
Financial liabilities designated at fair value 372	Internal control 262
Five-year comparison 3	International Financial Reporting Standards
Fixed assets (intangible) 363	US GAAP comparison / differences 110, 403
Foreign exchange exposures 223, 385, 426f	Investor relations 440
Funds under management 145	Key performance indicators
Geographical regions 26	financial 115
Goodwill	non-financial 117
and intangible assets 362	Latin America
IFRSs/US GAAP differences 405, 422	business performance 92
impairment 113	competitive environment 30
Governance codes 257	economic briefing 91
HSBC Holdings/New York Stock Exchange	profit/(loss) 91, 103
corporate governance differences 257	Lease commitments 398
Group Chairman’s Statement 6	Legal proceedings 109
Health and safety 277	litigation 399
Hong Kong	litigation risk 225
business performance 49	Liabilities
competitive environment 29	other 373
economic briefing 49	subordinated 378
profit/(loss) 48, 57	trading 371
regulation and supervision 167	Liquidity and funding management 213
HSBC Holdings plc	Loans and advances
balance sheet 298	credit quality 192
cash flow 300	concentration of exposure 177
credit risk 211	delinquencies in the US 209
dividends 435	by industry sector and geographic
history and development 443	region 178
information 440	IFRSs/US GAAP differences 411, 428
liquidity and funding management 215	impairment 111, 194, 210
statement of changes in total equity 299	maturity and interest sensitivity 159
structural foreign exchange exposures 223	to banks by geographic region 187
Impairment assessment 174	Loan impairment charges 136, 197
collectively assessed 175	IFRSs/US GAAP differences 413
impairment allowances 176	Long-term insurance assets and liabilities
individually assessed 174	IFRSs/US GAAP differences 417
loan write-offs 176	Management Board (Group) 259
movement by industry and geographical	Market risk management 216
region 198	Maturity analysis of assets and liabilities 383

Back to Contents

H S B C H O L D I N G S P L C

Index (continued)

Maximum exposure to credit risk 176	Renegotiated loans 196
Memorandum and Articles of Association 438	Reputational risk 227
Minority interests 387	Residual value risk management 224
Mortgage lending 189 (in the US) 190	Rest of Asia-Pacific
Mortgage servicing rights	business performance 62
IFRSs/US GAAP differences 414	competitive environment 29
Nomination committee 261	economic briefing 60
Non-trading portfolios 219	loans and advances to customers186
North America	profit/(loss) 60, 72
business performance 76	Restructuring provisions
competitive environment 29	IFRSs/US GAAP differences 416
economic briefing 75	Risk elements in loan portfolio 211
mortgage lending 190	Risk management 170
profit/(loss) 75, 88	capital management and allocation 243
regulation and supervision (US) 168	credit 171
Off-balance sheet arrangements 163	insurance operations 228
Operating expenses 139	liquidity and funding management 213
Operating income (net) 319	market 216
Operating income (other) 133	operational 225
Operational risk management 225	pension 226
Organisational structure chart 445	reputational 227
Own shares held	residual value 224
IFRSs/US GAAP differences 415	sustainability 227
Pensions	Risk-weighted assets
for directors 284	(by principal subsidiary) 247
IFRSs/US GAAP differences 403, 421	Securities
risk 226	(available-for-sale) IFRSs/US GAAP differences 410, 426
Personal Financial Services	held for trading (concentration of exposure) 178
business highlights 13	(unquoted equity) IFRSs/US GAAP differences 411
performance in Europe 33	Securitisations
performance in Hong Kong 49	and other structural transactions 359
performance in Latin America 93	IFRSs/US GAAP differences 412, 430
performance in North America 77	Segment analysis 340
performance in Rest of Asia-Pacific 62	Senior management
products and services 106	biographies 251
strategic direction 13	Share-based payments 332
Principal activities 11	Share capital 387
Private Banking	and reserves 157
business highlights 20	notifiable interests 278
performance in Europe 37	Share information 2
performance in Hong Kong 52	Share option plans
performance in Latin America 97	Bank of Bermuda plans 274
performance in North America 82	discretionary plans 270
performance in Rest of Asia-Pacific 66	for directors 287
products and services 108	for employees 267
strategic direction 20	HSBC Finance and subsidiary plans 272
Profit before tax	HSBC France and subsidiary plans 271
by customer group 13, 16, 18, 20, 22, 23, 344	IFRSs/US GAAP differences 403
by geographical region 26, 45, 60, 75, 97, 341	performance shares and restricted share awards 269
Property, plant and equipment 109, 366	Shareholder 278
IFRSs/US GAAP differences 416	profile 438
valuation of land and buildings 109	Short-term borrowings (analysis) 158
Provisions 377	Special interest (areas of) 189
Purchase accounting	Staff numbers 139
IFRSs/US GAAP differences 405	Statement of recognised income and expense 296
Ratios	Stock-based compensation
capital and performance 2	IFRSs/US GAAP differences 404
cost efficiency 142	Stock symbols 438
net liquid assets to customer liabilities 215
Regulation and supervision 165
Related party transactions 399
Remuneration Committee 280

Back to Contents

Strategic direction 11, 13, 16, 18, 20
Structural foreign exchange exposure 223
Subsidiaries 368
Supplier payment policy 277
Sustainability (investing in) 276
Sustainability risk management 227
Taxation 338, 440
IFRSs/US GAAP differences 428
US residents 441
Total shareholder return 283
Trading assets and financial investments 144, 350
Trading income (net) 128
Trading liabilities 371
Trading market (nature of) 436
Trading portfolios 218
Troubled debt restructurings 211
Unearned commission income
IFRSs/US GAAP differences 415
US GAAP
IFRSs comparison/differences 110, 403
selected financial data4
Value at risk 216
Variable interest entities
IFRSs/US GAAP differences 416, 429

Back to Contents

HSBC HOLDINGS PLC	STOCKBROKERS
Incorporated in England on 1 January 1959 with	Goldman Sachs
limited liability under the UK Companies Act	Peterborough Court
Registered in England: number 617987	133 Fleet Street
London EC4A 2BB
REGISTERED OFFICE AND	United Kingdom
GROUP HEAD OFFICE
8 Canada Square	HSBC Bank plc
London E14 5HQ	8 Canada Square
United Kingdom	London E14 5HQ
Telephone: 44 (0) 20 7991 8888	United Kingdom
Facsimile: 44 (0) 20 7992 4880
Web: www.hsbc.com

REGISTRARS
Principal Register
Computershare Investor Services PLC
PO Box 1064, The Pavilions
Bridgwater Road
Bristol BS99 3FA
United Kingdom
Telephone: 44 (0) 870 702 0137

Hong Kong Overseas Branch Register
Computershare Hong Kong Investor Services Limited
46th floor, Hopewell Centre
183 Queen’s Road East
Hong Kong
Telephone: 852 2862 8628

Bermuda Overseas Branch Register
Corporate Shareholder Services
The Bank of Bermuda Limited
6 Front Street
Hamilton HM11
Bermuda
Telephone: 1 441 299 6737

ADR Depositary
The Bank of New York
101 Barclay Street
Floor 22W
New York, NY 10286
USA
Telephone: 1 888 269 2377

Paying Agent (France)
HSBC France
103 avenue des Champs Elysées
75419 Paris Cedex 08
France
Telephone: 33 1 40 70 22 56

Back to Contents

Item 19. Exhibits

Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description

1.1	Memorandum and Articles of Association of HSBC Holdings plc***

2.1	The total amount of long-term debt securities of HSBC Holdings plc authorized under any instrument does not exceed 10 percent of the total assets of the Group on a consolidated basis. HSBC Holdings plc hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of HSBC Holdings plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Service Agreement dated September 29, 1995 between HSBC Holdings plc and Douglas Jardine Flint.*

4.2	Service Agreement dated March 9, 1998 between HSBC Holdings plc and Stephen Keith Green. *

4.3	Service Agreement dated May 25, 2004 between HSBC Asia Holdings BV and Michael F Geoghegan. **

8.1	Subsidiaries of HSBC Holdings plc (set forth in Note 24 to the consolidated financial statements included in this Form 20-F).

12.1	Certificate of HSBC Holdings plc’s Group Chief Executive pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certificate of HSBC Holdings plc’s Group Finance Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Annual Certification of HSBC Holdings plc’s Group Chief Executive and Group Finance Director pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of KPMG Audit plc

14.2	Pages of HSBC Holdings plc’s 2000 Form 20-F/A dated February 26, 2001 relating to the Memorandum and Articles of Association of HSBC Holdings plc that are incorporated by reference into this Form 20-F. ***

14.3	Pages of HSBC Holdings plc’s 2001 Form 20-F dated March 13, 2002 relating to the Memorandum and Articles of Association of HSBC Holdings plc that are incorporated by reference into this Form 20-F. ***

*	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 5, 2004.
**	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 4, 2005.
***	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 20, 2006.

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

HSBC Holdings plc

By:	/s/ DOUGLAS J FLINT

	Name:	Douglas J Flint
	Title:	Group Finance Director

Dated: 9 March 2007

Back to Contents

© Copyright HSBC Holdings plc 2007 All rights reserved

No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc.

Published by Group Finances, HSBC Holdings plc, London

Cover designed by Addison Corporate Marketing Limited, London; text pages designed by Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, Hong Kong

Printed by D&F Print Services, Inc., Glendale Heights, Illinois, USA, on Utopia One X Silk paper using vegetable oil-based inks. Made in the USA, the paper comprises 90% virgin fibre and 10% post-consumer waster. Pulps used are elemental chlorine-free.

The FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forest Stewardship Council.

Mixed Sources Cert no. SGS-COC-2116 © 1996 FSC A.C.
Photography
Cover	Philip Gostelow
Group Chairman	Niall McDiarmid