Form 20-F
period 2007-12-31
HSBC HOLDINGS PLC
filed 2008-03-10
CIK 1089113

As filed with the Securities and Exchange Commission on March 10, 2008.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007

or
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

Russell C Picot
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom
Tel +44 (0) 20 7991 8888
Fax +44 (0) 20 7992 4880
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered

Ordinary Shares, nominal value US$0.50 each.	London Stock Exchange Hong Kong Stock Exchange Euronext Paris New York Stock Exchange*
American Depository Shares, each representing 5 Ordinary Shares of nominal value US$0.50 each.	New York Stock Exchange
6.20% Non-Cumulative Dollar Preference Shares, Series A	New York Stock Exchange*
American Depositary Shares, each representing one-fortieth of a Share of 6.20% Non-Cumulative Dollar Preference Shares, Series A	New York Stock Exchange
5.25% Subordinated Notes 2012	New York Stock Exchange
6.5% Subordinated Notes 2036	New York Stock Exchange
6.5% Subordinated Notes 2037	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report:

Ordinary Shares, nominal value US$0.50 each	11,829,052,317

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

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

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

     If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

* Not for trading, but only in connection with the registration of American Depositary Shares.

H S B C H O L D I N G S P L C

Annual Report and Accounts 2007

Headquartered in London, HSBC is one of the largest banking and financial services organisations in the world. Its international network comprises some 10,000 properties in 83 countries and territories in Europe; Hong Kong; Rest of Asia-Pacific, including the Middle East and Africa; North America and Latin America.

     With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by about 200,000 shareholders in over 100 countries and territories. The shares are traded on the New York Stock Exchange in the form of American Depositary Shares.

     HSBC provides a comprehensive range of financial services to 128 million customers through four customer groups and global businesses: Personal Financial Services (including consumer finance); Commercial Banking; Global Banking and Markets; and Private Banking.

1  Detailed contents are provided on the referenced pages.

Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’ or the ‘Group’ means HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the	People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares classified as equity.

Back to Contents
H S B C H O L D I N G S P L C

Financial Highlights

For the year

•	Total operating income up 25.0 per cent to US$87,601 million (2006: US$70,070 million).

•	Net operating income up 12.7 per cent to US$61,751 million (2006: US$54,793 million).

•	Group pre-tax profit up 9.6 per cent to US$24,212 million (2006: US$22,086 million).

•	Profit attributable to shareholders of the parent company up 21.2 per cent to US$19,133 million (2006: US$15,789 million).

•	Return on average invested capital of 15.3 per cent (2006: 14.9 per cent).

•	Earnings per ordinary share up 17.9 per cent to US$1.65 (2006: US$1.40).

At the year-end

•	Total equity up 17.8 per cent to US$135,416 million (2006: US$114,928 million).

•	Customer accounts and deposits by banks up 23.3 per cent to US$1,228,321 million (2006: US$996,528 million).

•	Risk-weighted assets up 19.7 per cent to US$1,123,782 million (2006: US$938,678 million).

Dividends and capital position

•	Total dividends declared in respect of 2007 of US$0.90 per share, an increase of 11. 1 per cent over dividends for 2006; fourth interim dividend for 2007 of US$0.39 per share, an increase of 8.3 per cent.

•	Tier 1 capital ratio of 9.3 per cent and total capital ratio of 13.6 per cent.

Dividends per share[1] (US dollars)	Return on average invested capital (per cent)

Earnings per share (US dollars)	Cost efficiency ratio (per cent)

1  Dividends declared in the year per ordinary share.

Data for 2004 to 2007 are presented based on financial statements prepared in accordance with IFRSs; data for 2003 in accordance with UK GAAP. Further information about the results is given in the consolidated income statement on page 337.

Back to Contents
H S B C H O L D I N G S P L C

Financial Highlights (continued)

Ratios / 5-year comparison

Capital and performance ratios

		2007	2006
		%	%
Capital ratios
Tier 1 capital		9.3	9.4
Total capital		13.6	13.5

Performance ratios
Return on average invested capital[1]		15.3	14.9
Return on average total shareholders’ equity[2]		15.9	15.7
Post-tax return on average total assets		0.97	1.00
Post-tax return on average risk-weighted assets		1.95	1.93

Credit coverage ratios
Loan impairment charges as a percentage of total operating income		19.61	15.05
Loan impairment charges as a percentage of average gross customer advances		1.97	1.39
Total impairment allowances outstanding as a percentage of impaired loans at the year-end		104.9	98.5

Efficiency and revenue mix ratios
Cost efficiency ratio[3]		49.4	51.3
As a percentage of total operating income:
– net interest income		43.1	49.2
– net fee income		25.1	24.5
– net trading income		11.2	11.7

Financial ratio
Average total shareholders’ equity to average total assets		5.69	5.97

Share information at the year-end

		2007	2006
US$0.50 ordinary shares in issue (million)		11,829	11,572
Market capitalisation (billion)		US$198	US$212
Closing market price per ordinary share:
– London		£8.42	£9.31
– Hong Kong		HK$131.70	HK$142.40
Closing market price per American Depositary Share[4]		US$83.71	US$91.65

	Over 1 year	Over 3 years	Over 5 years
HSBC total shareholder return to 31 December 2007[5]	95.6	111.3	158.8
Benchmarks:
– FTSE 100[6]	107.4	148.4	194.6
– MSCI World[7]	108.1	140.8	182.0
For footnotes, see page 4.

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as endorsed by the European Union (‘EU’). EU-endorsed IFRSs may differ from IFRSs as published by the International Accounting Standards Board (‘IASB’) if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2007, there were no unendorsed standards effective for the year ended 31 December 2007 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2007 are prepared in accordance with IFRSs as issued by the IASB.

     Information for 2003 has been prepared under previous HSBC policies in accordance with UK Generally Accepted Accounting Principles (‘UK GAAP’), which are not comparable with IFRSs.

     HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. Unless otherwise stated, the information presented in this document has been prepared in accordance with IFRSs.

     When reference to ‘underlying’ or ‘underlying basis’ is made in tables or commentaries, comparative information has been expressed at constant currency (see page 131) and adjusted for the effects of acquisitions and disposals. A reconciliation of reported an d underlying profit before tax is presented on page 15.

Back to Contents

Five-year comparison

	Amounts in accordance with				Amounts in accordance with
	IFRSs [8]				UK GAAP [9]

	2007	2006	2005	2004	2003
	US$m	US$m	US$m	US$m	US$m
For the year
Net interest income	37,795	34,486	31,334	31,099	25,598
Other operating income	49,806	35,584	30,370	24,889	15,474
Loan impairment charges and other credit risk provisions	(17,242)	(10,573)	(7,801)	(6,191)	–
Provisions for bad and doubtful debts	–	–	–	–	(6,093)
Total operating expenses	(39,042)	(33,553)	(29,514)	(26,487)	(22,532)
Profit before tax	24,212	22,086	20,966	18,943	12,816
Profit attributable to shareholders of the parent company	19,133	15,789	15,081	12,918	8,774
Dividends	10,241	8,769	7,750	6,932	6,532

At the year-end
Called up share capital	5,915	5,786	5,667	5,587	5,481
Total shareholders’ equity	128,160	108,352	92,432	85,522	–
Shareholders’ funds	–	–	–	–	74,473
Capital resources[10]	152,640	127,074	105,449	90,780	74,042
Customer accounts	1,096,140	896,834	739,419	693,072	573,130
Undated subordinated loan capital	2,922	3,219	3,474	3,686	3,617
Preferred securities and dated subordinated loan capital[11]	49,472	42,642	35,856	32,914	17,580
Loans and advances to customers[12,13]	981,548	868,133	740,002	672,891	528,977
Total assets	2,354,266	1,860,758	1,501,970	1,279,974	1,034,216

	US$	US$	US$	US$	US$
Per ordinary share
Basic earnings	1.65	1.40	1.36	1.18	0.84
Diluted earnings	1.63	1.39	1.35	1.17	0.83
Dividends[14]	0.87	0.76	0.69	0.63	0.60
Net asset value at year-end	10.72	9.24	8.03	7.66	6.79

Share information
US$0.50 ordinary shares in issue (millions)	11,829	11,572	11,334	11,172	10,960

	%	%	%	%	%
Financial ratios
Dividend payout ratio[15]	52.7	54.3	50.7	53.4	60.6
Post-tax return on average total assets	0.97	1.00	1.06	1.14	1.01
Return on average total shareholders’ equity	15.9	15.7	16.8	16.3	–
Return on average shareholders’ funds	–	–	–	–	13.0
Average total shareholders’ equity to average total assets	5.69	5.97	5.96	6.35	–
Average shareholders’ funds to average total assets	–	–	–	–	7.06

Capital ratios
Tier 1 capital	9.3	9.4	9.0	8.9	8.9
Total capital	13.6	13.5	12.8	12.0	12.0

Foreign exchange translation rates to US$
Closing – £:US$1	0.498	0.509	0.581	0.517	0.560
– €:US$1	0.679	0.759	0.847	0.733	0.793
Average – £:US$1	0.500	0.543	0.550	0.546	0.612
– €:US$1	0.731	0.797	0.805	0.805	0.885
For footnotes, see page 4.

Back to Contents
H S B C H O L D I N G S P L C

Financial Highlights (continued)

Cautionary statements

Footnotes to ‘Financial Highlights’

1	The definition of return on average invested capital and a reconciliation to the equivalent GAAP measures are set out on page 12.
2	The return on average total shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by average total shareholders’ equity.
3	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.
4	Each American Depositary Share (‘ADS’) represents five ordinary shares.
5	Total shareholder return is defined on page 12.
6	The Financial Times Stock Exchange 100 Index.
7	The Morgan Stanley Capital International World Index.
8	Data for 2004 exclude the provisions of IAS 32, IAS 39 and IFRS 4, which were adopted for the first time with effect from 1 January 2005.
9	Data for 2003 were prepared in accordance with previous HSBC accounting policies under UK GAAP. HSBC’s accounting policies under UK GAAP are stated in Note 2 on the Financial Statements in the Annual Report and Accounts 2004.
10	Capital resources are total regulatory capital, the calculation of which is set out on page 286.
11	Includes perpetual preferred securities, details of which can found in Note 32 on the Financial Statements .
12	Net of suspended interest and provisions for bad and doubtful debts (UK GAAP).
13	Net of impairment allowances (IFRSs).
14	Dividends recorded in the financial statements are dividends per ordinary share declared in a year and are not dividends in respect of, or for, that year. First, second and third interim dividends for 2007, each of US$0.17 per ordinary share, were paid on 6 July 2007, 4 October 2007 and 18 January 2008 respectively. Note 12 on the Financial Statements provides more information on the dividends declared in 2007. On 3 March 2008 the Directors declared a fourth interim dividend for 2007 of US$0.39 per ordinary share in lieu of a final dividend, which will be payable to ordinary shareholders on 7 May 2008 in cash in US dollars, or in pound sterling or Hong Kong dollars at exchange rates to be determined on 28 April 2008, with a scrip dividend alternative. The reserves available for distribution at 31 December 2007 were US$15,551 million.
Quarterly dividends of US$15.50 per 6.20 per cent non-cumulative US dollar preference share, Series A (‘Series A dollar preference share’), equivalent to a dividend of US$0.3875 per Series A ADS, each of which represents one-fortieth of a Series A dollar preference share, were paid on 15 March 2007, 15 June 2007, 15 September 2007 and 15 December 2007.
15	Dividends per share expressed as a percentage of earnings per share (2003: excluding goodwill amortisation).

Cautionary Statement Regarding Forward-Looking Statements

The Annual Report and Accounts 2007 contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC.

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

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These factors include, among others:

•	changes in general economic conditions in the markets in which HSBC operates, such as:

	–	continuing or deepening recessions and employment fluctuations;

	–	changes in foreign exchange rates, in both market exchange rates (for example, between the US dollar and pound sterling) and government-established exchange rates (for example, between the Hong Kong dollar and US dollar);

	–	volatility in interest rates;

	–	volatility in equity markets, including in the smaller and less liquid trading markets in Asia and Latin America;

Back to Contents
	–	lack of liquidity in wholesale funding markets;

	–	illiquidity and downward price pressure in national real estate markets, particularly consumer-owned real estate markets;

	–	the emergence of structural inflationary pressures from rising energy, raw material, food and labour costs particularly in emerging economies experiencing strong domestic growth and capacity constraints;

	–	the impact of lower than expected investment returns on the funding of private and public sector defined benefit pensions;

	–	the effect of unexpected changes in actuarial assumptions on longevity which would influence the funding of private and public sector defined benefit pensions; and

	–	consumer perception as to the continuing availability of credit, and price competition in the market segments served by HSBC.

•	changes in governmental policy and regulation, including:

	–	the monetary, interest rate and other policies of central banks and other regulatory authorities, including the UK Financial Services Authority, the Bank of England, the Hong Kong Monetary Authority, the US Federal Reserve, the US Securities and Exchange Commission, the US Office of the Comptroller of the Currency, the European Central Bank, the People’s Bank of China and the central banks of other leading economies and markets where HSBC operates;

	–	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;
	–	initiatives by local, state and national regulatory agencies or legislative bodies to revise the practices, pricing or responsibilities of financial institutions serving their consumer markets;

	–	changes in bankruptcy legislation in the principal markets in which HSBC operates and the consequences thereof;

	–	general changes in governmental policy that may significantly influence investor decisions, in particular markets in which HSBC operates;

	–	other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for HSBC’s products and services;

	–	the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and

	–	the effects of competition in the markets where HSBC operates including increased competition from non-bank financial services companies, including securities firms.

•	factors specific to HSBC:

	–	the success of HSBC in adequately identifying the risks it faces, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, HSBC’s ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review

Group Chairman's statements

Group Chairman’s statement

2007 was a year when large parts of the international financial system came under extraordinary strain. For HSBC to achieve another new high in earnings, despite these conditions and the exceptionally weak performance of our US business, underscores the value of the strategic focus we announced early last year to drive sustainable growth by concentrating on the faster growing markets of the world.

     Pre-tax profits in 2007 increased by 10 per cent to US$24 billion and earnings per share rose by 18 per cent to US$1.65. Excluding the dilution gains arising from our strategic investments in mainland China, which I highlighted at the interim stage, profits grew by 5 per cent. Consistent with our strategy of focusing on emerging markets where we are the world’s leading international bank, profits from those businesses, excluding dilution gains, grew by 41 per cent to US$15 billion.

     Our return on shareholders’ equity exceeded 15 per cent, revenue growth was in double digits for the fifth year running, our cost efficiency ratio improved and our capital ratios remained strong. HSBC’s financial strength in terms of both capital and liquidity is a powerful driver of sustainable growth and helps ensure continued resilience.

Strong operating performance in 2007

We produced exceptionally strong results in Asia-Pacific, Latin America and the Middle East while facing considerable business challenges in North America. In our customer groups, we also achieved record results in Commercial Banking and Private Banking, and a strong performance in Global Banking and Markets, despite write-downs arising from market turbulence in the second half of the year. In addition, Personal Financial Services produced record profits in emerging markets. Within these customer groups, our insurance operations made further progress.

     Our North American results continue to be adversely affected by high loan impairment charges as we respond to the impact on our portfolio of credit deterioration arising largely from housing market weakness in the US. The management team has taken vigorous action to address and mitigate the problem. In Europe, excluding the positive effect of movements in the fair value of HSBC’s own debt, performance was broadly in line with 2006. In the UK, Commercial Banking generated pre-tax profits of over US$2 billion for the first time and, in Turkey, further expansion of the branch network helped drive strong organic growth in numbers of personal and business customers.

Financial strength underpins our progressive dividend policy

The Directors have declared a fourth interim dividend for 2007 of US$0.39 per ordinary share (in lieu of a final dividend) which, together with the first three interim dividends for 2007 of US$0.17 already paid, will make a total distribution in respect of the year of US$0.90 per share (US$0.81 per share in respect of 2006), an increase of 11.1 per cent. The dividend will be payable on 7 May 2008 with a scrip dividend alternative, to shareholders on the register on 25 March 2008. HSBC’s dividend has increased by 10 per cent or more every year for 15 years.

A clear and compelling strategy playing to our strengths

At the beginning of 2007, we refreshed our strategy, considering how we should shape HSBC for the future. Our deliberations were influenced by some fundamental long-term trends that will shape tomorrow’s world: emerging markets will continue to grow faster than mature ones; world trade will continue to grow faster than world output; and people are living longer than ever before with all the implications that has for long-term savings and pensions.

     Our thinking was also informed by a clear appreciation of HSBC’s strengths. We believe that the global leadership we have built in emerging markets and in trade, and our international perspective, are compelling advantages that set HSBC apart for our customers, our shareholders and our people.

     As we explained in March 2007, our conclusion was that the Group should place renewed emphasis on investing in fast moving emerging markets in Asia-Pacific, the Middle East and Latin America. We

Back to Contents

believe we can grow strongly and sustainably. We achieved our position as the number one international bank in Asia-Pacific and the Middle East over many years; by contrast, we have built one of Latin America’s largest financial services businesses in little more than a decade.

     In mature markets, we are determined to focus our businesses on areas where we can build on our unique global franchise, so as to benefit from the long-term trend of increasing international connectivity. We have international customer bases across many of our businesses, from the largest corporates, through to small or medium-sized enterprises, to the internationally mobile mass affluent and other personal customers with specific international requirements. We have developed a clear approach which is enabling our business to focus strongly on these groups of customers now and in the years ahead.

     Where opportunities arise, we shall seek to redeploy capital towards emerging markets through divestment of assets of greater strategic value to others. In France, we have received a firm cash offer of US$3.1 billion for our seven, separately branded, regional banks and have entered into exclusive discussions. This potential transaction, which is subject to necessary approvals and consultation, could complete in mid-2008. We remain committed to France through our HSBC-branded network serving retail and commercial customers and through our activities in Global Banking and Markets, Private Banking, asset management and insurance. During 2007, we acquired the 50 per cent of Erisa, our French insurance business, which we did not own.

     We will also build businesses, in both our emerging and mature markets, that help our customers with their long-term savings needs, as demographics and wealth creation trends around the world make this ever more important to them.

     Finally, we will shape our business operations so that we use our scale to deliver better, more efficient services to our customers. Their use of technology increasingly dictates how they interact with us. We increasingly employ technology to create better products which we can deliver globally at lower cost. As we grow our direct banking business, we will create opportunities to meet more of our customers’ financial needs.

Building on our position as the world’s leading international emerging markets bank

During 2007, we continued to build our businesses in emerging markets organically. For example, on a like-for-like basis, risk-weighted assets in these areas grew by 42 per cent compared with 16 per cent for the Group as a whole.

     As the leading international bank in the country of our birth, China, we were delighted to be among the first to incorporate locally in the mainland. We have built the largest branch network of any international bank and we have significant and profitable strategic investments in our Chinese associates.

     In mainland China, through our own businesses and in conjunction with our associates, we achieved for the first time in our history a profit before tax of over US$1 billion, in addition to over US$7 billion generated in Hong Kong.

     As China continues to reshape itself as a 21st century powerhouse, HSBC seeks to play a constructive role in its continued progressive economic and social development. We were the first international bank to establish and open a rural bank. Hang Seng Bank has agreed to acquire 20 per cent of Yantai City Commercial Bank in the fast growing Bohai region of China.

     Elsewhere in Asia-Pacific, we have sought to further strengthen our position through a series of investments in faster-growing economies. In South Korea, we have agreed to acquire 51 per cent of Korea Exchange Bank for US$6.5 billion, subject to regulatory approvals. In Taiwan, we acquired Chailease Credit Services, a factoring company serving commercial customers, and agreed to acquire the assets, liabilities and operations of The Chinese Bank, which will extend our network by 39 branches and bring us many new customers.

     As foreign investment rules are eased, we have made significant investments to expand our business in Vietnam with the acquisition of a further 5 per cent interest in Techcombank, bringing our stake to 14.4 per cent, and the purchase for some US$255 million of a 10 per cent interest in Bao Viet, the leading insurance company in the country.

     The latter investment reflects our determination to increase the contribution of insurance to Group earnings. We also entered into agreements to invest in a 26 per cent interest in a new life insurance joint venture in India, in partnership with two of the larger state-owned banks, and to acquire just under 50 per cent of Hana Life Insurance Company in South Korea. We have entered a number of strategic

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Group Chairman's statements

alliances to ensure that we have the best products for our customers and the support to grow our activities.

     A fifth consecutive year of rising oil prices facilitated growth in public and private investment in the Middle East. As a result, infrastructure development accelerated and consumption and employment rose. Our businesses in the Middle East were well positioned to benefit from this and have had an excellent year.

     Our acquisition of Grupo Banistmo in Central America and Banco Nazionale in Argentina in 2006 strengthened our existing business. 2007 has been a year of integrating these operations. It is a testimony to the strength of our Latin American businesses that we have been able to grow profits by 26 per cent to over US$2 billion while investing in the integration, and despite the increase in loan impairment charges in Mexico as our loan portfolio began to mature.

A people business

It is people, of course, who define an organisation; and any business’s success is dependent on the calibre of its staff. 2007 was a demanding year in many respects and it is testament to the talent and professionalism of my 330,000 colleagues around the world that HSBC successfully met its challenges and excelled in so many areas. I would like to take this opportunity to extend my personal thanks to my colleagues – their commitment and expertise have greatly benefited the Group and our shareholders.

Measuring the results of our strategy

Today we are publishing, for the first time, the key metrics which we will use to measure our performance in future. These include a number of measures that cover financial performance, customer recommendation and employee engagement.

     In financial terms we are aiming for a return on equity in a range over the investment cycle of 15-19 per cent; a cost efficiency ratio in the range of 48-52 per cent; Tier 1 capital under the Basel II framework of 7.5 -9.0 per cent; and total shareholder return in the top half of that achieved by our peers.

     Financial measures are important but not sufficient: it is our people and our relationship with customers that will drive our business and ultimately determine our success. For the first time, in 2007, 290,000 HSBC colleagues completed our new global people survey, allowing us to benchmark ourselves and, over time, raise our game. Similarly, we have established customer engagement metrics which enable us to measure and improve our service to them. We have set ourselves challenging targets to increase both employee and customer engagement. They will help us build on our position as the world’s number one global banking brand.

Changes to your Board

Independent oversight of our company and of the execution of strategy is the responsibility of one of the most experienced and international Boards in the world. I am delighted that we will benefit from international business leaders of the calibre of José Luis Durán and Sam Laidlaw, who joined the Board as independent non-executive Directors on 1 January 2008. We also welcome two other global business leaders, Safra Catz and Narayana Murthy, who will join as independent non-executive Directors on 1 May 2008.

     The Board will be further strengthened by the appointment of three executive directors: Vincent Cheng, effective 1 February 2008; and Sandy Flockhart and Stuart Gulliver, who will join the Board, effective 1 May 2008. These are three of our most talented and experienced executives - all emerging market specialists.

     Baroness Dunn, Sir Brian Moffat and Lord Butler will retire as non-executive Directors at HSBC’s Annual General Meeting on 30 May 2008 and will not seek re-election. I should like to pay tribute to their tremendous contribution to HSBC. We have been privileged to enjoy their counsel and stewardship for so many years.

HSBC’s core strength in uncertain times

The outlook for the rest of 2008 is uncertain. The economic slowdown and the credit outlook in the US may well get worse before they get better. With significant parts of the international financial system in developed markets still in difficulty, HSBC’s emphasis on faster growing emerging markets means that we are better positioned than many of our competitors.

     Emerging markets have only partly decoupled from the US. Hence, while these economies are exhibiting more domestic momentum, they will not be entirely immune from the impact of a US slowdown. However, the major long-term trends are still intact. Emerging markets will continue to outperform mature economies; and world growth, even in this year of relative weakness for the US economy, will be reasonable – albeit slower than in 2007. Meanwhile, trade and investment patterns will continue to evolve to reflect a more interconnected world, notwithstanding some signs of protectionist sentiment in several key mature markets. In particular, we will see further strategic investments

Back to Contents

from emerging markets into mature markets, as well as into other emerging markets, a trend from which we are well placed to benefit.

     2008 is likely to be a year of caution in the financial sector until liquidity, transparency and the proper pricing of risk return to financial markets. We expect to be able to improve margins on the use of our capital and we will continue to invest in building market presence at a time when others with weaker capital positions are constrained.

     The fundamentals of HSBC are very strong. The deleveraging of the financial system clearly plays to HSBC’s strengths, given our conservative balance sheet and international presence. There can be few banks in the world that are better positioned to withstand market turbulence and grasp strategic opportunities. We will continue to focus HSBC on the parts of the global economy that promise the best prospects for higher growth over the long term. We will continue to invest for profitable growth in line with our strategy, and we will do so while maintaining HSBC’s financial strength, which is at the heart of our success.

S K Green, Group Chairman
3 March 2008

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Principal activities / Strategic direction / KPIs

Principal activities

HSBC is one of the largest banking and financial services organisation in the world, with a market capitalisation of US$198 billion at 31 December 2007.

     Through its subsidiaries and associates, HSBC provides a comprehensive range of banking and related financial services. Headquartered in London, HSBC operates through long-established businesses and has an international network of some 10,000 properties in 83 countries and territories in five geographical regions: Europe; Hong Kong; Rest of Asia-Pacific, including the Middle East and Africa; North America and Latin America. Within these regions, a comprehensive range of financial services is offered to personal, commercial, corporate, institutional, investment and private banking clients. Services are delivered primarily by domestic banks, typically with large retail deposit bases, and consumer finance operations. Taken together, the five largest customers of HSBC do not account for more than one per cent of HSBC’s income.

     The principal acquisitions made during the year are described on page 415. There were no significant disposals.

Strategic direction

HSBC’s strategic direction reflects its position as ‘The world’s local bank’, combining the largest global emerging markets banking business and a uniquely cosmopolitan customer base with an extensive international network and substantial financial strength.

     The Group’s strategy is aligned with key trends which are shaping the global economy. In particular, HSBC recognises that, over the long-term, emerging markets are growing faster than developed economies, world trade is expanding at a greater rate than GDP and life expectancy is lengthening everywhere. Against this backdrop, HSBC’s strategy is focused on delivering superior growth and earnings over time by building on the Group’s heritage and skills. Its origins in trade in Asia have had a considerable influence over the development of the Group and, as a consequence, HSBC has established a longstanding presence in many countries. This local knowledge and international breadth is supported by a substantial financial capability founded on balance sheet strength.

     HSBC is, therefore, reshaping its business by investing primarily in the faster growing emerging markets and, in developed markets, focusing on businesses which have international connectivity. Central to these activities is the maintenance of HSBC’s financial strength and continued investment in the business.

     The Group has identified three main business models for its customer groups and global businesses that embody HSBC’s areas of natural advantage:

•	businesses with international customers for whom emerging markets connectivity is crucial – Global Banking and Markets, and Private Banking;

•	businesses with local customers where efficiency can be enhanced through global scale – the small business segment of Commercial Banking and the mass affluent segment of Personal Financial Services; and

•	products where global scale is possible through building efficiency, expertise and brand – global product platforms such as cards and direct banking.

The means of executing the strategy, and further integrating the company, are clear:

•	the HSBC brand and global networks will be leveraged to reach new customers and offer further services to existing clients;

Back to Contents
•	efficiency will be enhanced by taking full advantage of local, regional and global economies of scale in particular by adopting a common systems architecture; and

•	appropriate objectives and incentives will be adopted to motivate and reward staff for being fully engaged in delivering the strategy.

Key performance indicators

The Board of Directors and the Group Management Board monitors HSBC’s progress against its strategic objectives. Progress is assessed by comparison with the Group’s strategy, its operating plan targets and its historical performance using both financial and non-financial measures.

     As a prerequisite for the vesting of performance shares, the Remuneration Committee must satisfy itself that HSBC’s financial performance has shown a sustained improvement in the period since the award date. In determining this, the Remuneration Committee takes into account HSBC’s financial performance with regard to the financial key performance indicators (‘KPIs’) described below. For awards made since 2005, the financial KPIs are compared with the same group of 28 comparator banks as for the total shareholder return (‘TSR’) performance condition.

Financial KPIs

To support the Group’s strategy and ensure that HSBC’s performance can be monitored, management utilises a number of financial KPIs. The table below presents these KPIs for the period from 2004 to 2007. At a business level, the KPIs are complemented by a range of benchmarks which are relevant to the planning process and to reviewing business performance.

     HSBC is publishing a number of key targets against which future performance can be measured. Financial targets have been set as follows: the return on average total shareholders’ equity over the medium term has been set at 15-19 per cent; the cost efficiency ratio has been set in the range of 48-52 per cent; and the TSR in the top half of that achieved by peers. The cost efficiency ratio has been set as a range within which the business is expected to remain in order to accommodate the need for continued investment in support of future business growth.

Financial KPIs – trend analysis

	2007	2006	2005	2004	[10]
	%	%	%	%

Revenue growth[1]	20.8	13.4	12.2	–
Revenue mix[2]
Net interest income	47.8	52.8	54.4	60.6
Net fee income	27.9	26.3	25.1	25.2
Other income[3]	24.3	20.9	20.5	14.2
Cost efficiency[4]	49.4	51.3	51.2	51.6
Credit performance as measured by risk adjusted margin[5]	6.0	6.3	6.3	6.8
Return on average invested capital[6]	15.3	14.9	15.9	15.0
Dividends per share growth[7]	11.1	11.0	10.6	10.0
Earnings per ordinary share[8] (US$)	1.65	1.40	1.36	1.18
Return on average total shareholders’ equity[9]	15.9	15.7	16.8	16.3

	Over	Over	Over
	1 year	3 years	5 years
Total shareholder return
HSBC TSR	95.6	111.3	158.8
Benchmarks:
– FTSE 100	107.4	148.4	194.6
– MSCI World	108.1	140.8	182.0

1	The percentage increase in net operating income before loan impairment and other credit risk charges since the previous year.
2	As a percentage of net operating income before loan impairment charges and other credit risk provisions.
3	Other income comprises net operating income before loan impairment charges and other credit risk provisions less net interest income and net fee income.
4	Total operating expenses divided by net operating income before loan impairment and other credit risk charges.
5	Net operating income divided by average risk-weighted assets.
6	Profit attributable to ordinary shareholders divided by average invested capital.
7	The percentage increase in dividends per share since the previous year, based on the dividends paid in respect of the year to which the dividend relates.
8	Basic earnings per ordinary share is defined in Note 13 on the Financial Statements.
9	The return on average total shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by the average total shareholders’ equity.
10	Presentational changes introduced under IFRSs on 1 January 2005 distort comparison of 2004 data with succeeding years.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

KPIs

     Revenue growth provides an important guide to the Group’s success in generating business. In 2007, total revenue grew by 20.8 per cent to US$79.0 billion, 13.5 per cent on an underlying basis, reflecting HSBC’s expansion into new products and markets, improved brand recognition and refinements in segmentation to better meet customer needs. The trend maintained the strong performance in 2006 when the underlying increase was 10.5 per cent. Higher revenue was largely driven by balance sheet growth and strong contributions from faster-growing economies. Fair value gains also helped revenue growth. These gains were primarily driven by a widening of credit spreads on debt issued by HSBC Holdings and its subsidiaries and designated at fair value. The movements will reverse over the life of the debt unless it is repaid before its contractual maturity.

     Revenue mix represents the relative distribution of revenue streams between net interest income, net fee income and other revenue. It is used to understand how changing economic factors affect the Group, to highlight dependence on balance sheet utilisation for income generation and to indicate success in cross-selling fee-based services to customers with loan facilities. This understanding assists management in making business investment decisions. Comparison of the revenue mix since 2005 shows a clear trend of net fee income increasing at a faster rate than net interest income. The percentage of revenue attributable to net interest income fell from 52.8 per cent in 2006 to 47.8 per cent in 2007. Net fee income grew by 1.6 percentage points to 27.9 per cent.

     Cost efficiency is a relative measure that indicates the consumption of resources in generating revenue. Management uses this to assess the success of technology utilisation and, more generally, the productivity of the Group’s distribution platforms and sales forces. The cost efficiency ratio for 2007 improved over the previous two years notwithstanding the continued investment in HSBC’s businesses, particularly in emerging markets, and in improving the Group’s distribution and technology platforms.

     Credit performance as measured by risk-adjusted margin is an important gauge for assessing whether credit is correctly priced so that the returns available after recognising impairment charges meet the Group’s required return parameters. The ratio for 2007 was 6.0 per cent, showing a decrease of 0.3 percentage points over 2006. The marginal decrease arose from the significant credit losses in the US, partly offset by the increase in income mainly generated from the faster-growing economies.

     Return on average invested capital measures the return on the capital investment made in the business, enabling management to benchmark HSBC against competitors. In 2007, the ratio of 15.3 per cent was 0.4 percentage points higher than that reported in 2006. This increase reflected the fact that profitability grew faster than the capital utilised in generating the profit. The main drivers were the higher income generated, mainly in the faster-growing economies, which was not consumptive of capital, and the fair value adjustment on the widening of credit spreads on debt issued by HSBC Holdings and its subsidiaries. Dilution gains of US$1.1 billion made on investments in HSBC’s associates also made a positive contribution towards the return on average invested capital ratio.

     HSBC aims to deliver sustained dividend per share growth for its shareholders. The dividend growth for 2007, which is based on the year to which the dividends relate (rather than when they were paid), amounts to 11.1 per cent, a marginal increase of 0.1 percentage points over 2006. This basis differs from the disclosure in the five-year comparison on page 3. HSBC has delivered a compound rate of increase in dividends of 11.2 per cent per annum over the past five years.

     Basic earnings per share (‘EPS’) is a ratio that shows the level of earnings generated per ordinary share. EPS is one of two KPIs used in rewarding employees and is discussed in more detail in the Director’s Remuneration Report on page 325. EPS for 2007 was US$1.65, an increase of 17.9 per cent on 2006. This demonstrated the benefit of diversified earnings as the losses in the US consumer finance business were more than compensated for by strong growth in other markets and products. In 2006, EPS grew by 2.9 per cent over that reported in 2005.

     Return on average total shareholders’ equity measures the return on average shareholders’ investment in the business. This enables management to benchmark Group performance against competitors and its own targets. In 2007, the ratio was 15.9 per cent or 0.2 percentage points higher than in 2006. This is in line with management’s target of achieving a range of between 15 and 19 per cent.

     Total shareholder return (‘TSR’) is used as a method of assessing the overall return to shareholders on their investment in HSBC, and is defined as the growth in share value and declared dividend income during the relevant period. TSR is a key performance measure in rewarding employees.

Back to Contents

In calculating TSR, dividend income is assumed to be invested in the underlying shares. As the comparator group includes companies listed on overseas markets, a common currency is used to ensure that TSR is measured on a consistent basis. The TSR benchmark is an index set at 100 and measured over one, three and five years for the purpose of comparison with the performance of a group of competitor banks which reflect HSBC’s range and breadth of activities. The TSR levels at the end of 2007 were 95.6, 111.3, and 158.8 over one, three and five years respectively. HSBC’s TSR over all above mentioned periods has underperformed the benchmark. This is attributed largely to the impact on the share price of the current weakness in the US sub-prime mortgage business and investor preference over this time for companies with smaller market values, particularly those for which there is the possibility of participating in domestic or regional consolidation.

     Management believes that financial KPIs must remain relevant to the business so they may be changed over time to reflect changes in the Group’s composition and the strategies employed.

Non-financial KPIs

HSBC has chosen four non-financial KPIs which are important to the future success of the Group in delivering its strategic objectives. These non-financial KPIs are currently reported internally within HSBC on a local basis.

Employee engagement

Employee engagement is a measure of employees’ emotional and rational attachment to HSBC.

     In 2007, HSBC conducted its first Global People Survey. This comprised questions designed to measure employee engagement levels consistently across the Group. The survey covers HSBC’s entire permanent global workforce, and responses were received from almost 290,000 employees, a response rate of 88 per cent.

     The overall employee engagement index score was 60 per cent. The 2008 target is 62 per cent. Survey questions were grouped into twelve dimensions. Employees rated HSBC above the external global norms in all these dimensions. In two dimensions, reputation and corporate responsibility, employees rated HSBC as achieving the external best in class norm. The survey results have been shared with all employees and action plans are being developed at all levels of the organisation.

Brand perception

The score for brand perception is set by data from surveys that are conducted by accredited, independent, third party organisations. A weighted score card is used to produce an overall score on a 100 point scale which is then benchmarked against HSBC's main competitors. The scores from each market are weighted according to the risk adjusted revenues earned in that market to obtain the overall company score.

     The 2007 brand scores for Personal Financial Services and Commercial Banking were ahead of the competitor averages by 6 and 7 points, respectively, on a 100 point scale. The 2008 brand perception target is to increase the gap to 9 points and 8 points, respectively.

Customer satisfaction

HSBC has regularly conducted customer satisfaction surveys in its main markets over many years. HSBC now uses a consistent measure of customer recommendation to gauge customer satisfaction with the services provided by the Group's Personal Financial Services business. This survey is also conducted by accredited, independent, third party organisations and the resulting recommendation scores are benchmarked against competitors.

     The 2007 customer recommendation score for Personal Financial Services was ahead of the competitor average by 1 point on a 100 point scale. The 2008 target is to increase that gap to 2.5 points.

IT performance and systems reliability

HSBC tracks two key measures as indicators of IT performance; namely, the number of customer transactions processed and the reliability and resilience of systems measured in terms of service availability targets.

Number of customer transactions processed

The number of customer transactions processed is a reflection of the increasing usage of IT in each of the delivery channels used to service customers. Its aim is to manage the rate of increase in customer transaction costs effectively and ensure that customer growth is enabled in the appropriate channels. The transition of customer transactions from labour intensive (branch, call centre and others) to automated (credit card, internet, self-service and other e-channels) is occurring. The following chart shows the 2005, 2006 and 2007 volumes per delivery channel:

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

KPIs / Reconciliation of reported and underlying profit before tax

Customer transactions

The call centre, internet and self-service transaction numbers for 2006 have been restated to align them with the definition of customer transactions adopted in 2007.

Percentage of IT services meeting or exceeding targets

HSBC’s IT function establishes with its end-users agreed service levels for systems performance, such as systems running 99.9 per cent of the time and credit card authorisations within two seconds, and monitors the achievement of each of these commitments. The following chart reflects the percentage of IT services meeting and/or exceeding the agreed service targets. Overall results in Europe, Hong Kong and Latin America were each affected by a single month’s service issue, which skewed a trend of flat or improving service performance.

Percentage of IT services meeting or exceeding targets

Reconciliation of reported and underlying profit before tax

HSBC measures its performance internally on a like-for-like basis, eliminating the effects of Group currency translation gains and losses, acquisitions and disposals and gains from the dilution of the Group’s interests in associates, which distort the year-on-year comparison. HSBC refers to this as its underlying performance.

     The tables below show the underlying performance of HSBC for the year ended 31 December 2007 compared with the year ended 31 December 2006. Comparative information comparing the years ended 31 December 2006 and 2005 is also set out below. Equivalent tables are provided for each of HSBC’s customer groups and geographical segments in their respective sections below.

     The main differences between HSBC’s reported and underlying financial performances were:

•	Foreign currency translation differences, mainly due to the weakening of the US dollar, most significantly in Europe due to the size of HSBC’s operations in the UK. The Group’s profit before tax for 2007 compared with 2006 increased by 10 per cent, of which the effect of the change in foreign currency translation rates accounted for 4 percentage points. The equivalents for 2006 compared with 2005 were 5 per cent and 1 per cent, respectively.

•	There were a number of acquisitions and disposals that affected both comparisons. The most significant were the acquisitions of Metris Companies Inc. (‘Metris’) in North America in December 2005; in Latin America, the Argentine operations of Banca Nazionale del Lavoro SpA (‘Banca Nazionale’) in May 2006 and Grupo Banistmo (now ‘HSBC Bank Panama’) in November 2006; and HSBC’s partner’s share in life insurer, Erisa S.A., and property and casualty insurer, Erisa I.A.R.D. (together now renamed ‘HSBC Assurances’) in France in March 2007; and the deemed disposals of the stakes in Ping An Insurance (Group) Company of China, Limited (‘Ping An Insurance’), Bank of Communications Limited (‘Bank of Communications’) and Industrial Bank Co. Limited (‘Industrial Bank’), as a consequence of their making share offerings on the domestic ‘A’ share market in mainland China.

Back to Contents
	Year ended 31 December 2007 compared with year ended 31 December 2006

			2006	Acquisitions,
	2006		at 2007	disposals		2007
	as	Currency	exchange	and dilution	Underlying	as	Reported	Underlying
	reported	translation [1]	rates	gains [2]	change	reported	change	change
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	34,486	1,086	35,572	791	1,432	37,795	10	4
Net fee income	17,182	750	17,932	6	4,064	22,002	28	23
Other income[3]	13,698	733	14,431	1,060	3,705	19,196	40	26

Net operating income[4]	65,366	2,569	67,935	1,857	9,201	78,993	21	14
Loan impairment charges and other credit risk provisions	(10,573)	(243)	(10,816)	(133)	(6,293)	(17,242)	(63)	(58)

Net operating income	54,793	2,326	57,119	1,724	2,908	61,751	13	5
Operating expenses	(33,553)	(1,536)	(35,089)	(395)	(3,558)	(39,042)	(16)	(10)

Operating profit	21,240	790	22,030	1,329	(650)	22,709	7	(3)
Income from associates	846	20	866	(41)	678	1,503	78	78

Profit before tax	22,086	810	22,896	1,288	28	24,212	10	–

	Year ended 31 December 2006 compared with year ended 31 December 2005

			2005
	2005		at 2006	Acqui-		2006
	as	Currency	exchange	sitions and	Underlying	as	Reported	Underlying
	reported	translation [1]	rates	disposals [2]	change	reported	change	change
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	31,334	263	31,597	605	2,284	34,486	10	7
Net fee income	14,456	159	14,615	263	2,304	17,182	19	16
Other income[3]	11,847	273	12,120	27	1,551	13,698	16	13

Net operating income[4]	57,637	695	58,332	895	6,139	65,366	13	11
Loan impairment charges and other credit risk provisions	(7,801)	(88)	(7,889)	(309)	(2,375)	(10,573)	(36)	(30)

Net operating income	49,836	607	50,443	586	3,764	54,793	10	8
Operating expenses	(29,514)	(392)	(29,906)	(383)	(3,264)	(33,553)	(14)	(11)

Operating profit	20,322	215	20,537	203	500	21,240	5	2
Income from associates	644	10	654	144	48	846	31	7

Profit before tax	20,966	225	21,191	347	548	22,086	5	3

For footnotes, see page 130.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Customer groups>Summary>Business highlights

Customer groups and global businesses

Summary

HSBC manages its business through two customer groups, Personal Financial Services and Commercial Banking, and two global businesses, Global Banking and Markets (previously Corporate, Investment Banking and Markets), and Private Banking.

Personal Financial Services incorporates the Group’s consumer finance businesses, reflecting their increasing integration within mainstream financial services around the world. The largest of these is HSBC Finance Corporation (‘HSBC Finance’), one of the leading consumer finance companies in the US.

Profit before tax

	Year ended 31 December

	2007		2006		2005
	US$m	%	US$m	%	US$m	%

Personal Financial Services	5,900	24.4	9,457	42.8	9,904	47.2
Commercial Banking	7,145	29.5	5,997	27.2	4,961	23.7
Global Banking and Markets	6,121	25.3	5,806	26.3	5,163	24.6
Private Banking	1,511	6.2	1,214	5.5	912	4.4
Other[1]	3,535	14.6	(388)	(1.8)	26	0.1

	24,212	100.0	22,086	100.0	20,966	100.0

1	‘Other’ includes gains arising from dilution of interests in associates of US$1,092 million (2006 and 2005: nil) and fair value e gains of US$2,893 million (2006: US$81 million expense; 2005: US$406 million income) on HSBC’s own debt designated at fair value. The remainder of the Group’s gain on own debt is included in Global Banking and Markets.

Total assets

	At 31 December

	2007		2006
	US$m	%	US$m	%

Personal Financial Services	588,473	25.0	546,568	29.4
Commercial Banking	261,893	11.1	213,450	11.5
Global Banking and Markets	1,375,240	58.4	994,436	53.4
Private Banking	88,510	3.8	73,026	3.9
Other	40,150	1.7	33,278	1.8

	2,354,266	100.0	1,860,758	100.0

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

Back to Contents

Personal Financial Services

Profit before tax

	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m

Net interest income	29,069	26,076	23,351
Net fee income	11,742	8,762	7,313
Trading income excluding net interest income	38	391	360
Net interest income on trading activities	140	220	214
Net trading income[5]	178	611	574
Net income from financial instruments designated at fair value	1,333	739	574
Gains less losses from financial investments	351	78	19
Dividend income	55	31	16
Net earned insurance premiums	8,271	5,130	4,864
Other operating income	387	782	729

Total operating income	51,386	42,209	37,440
Net insurance claims[6]	(8,147)	(4,365)	(3,716)

Net operating income[4]	43,239	37,844	33,724
Loan impairment charges and other credit risk provisions	(16,172)	(9,949)	(7,537)

Net operating income	27,067	27,895	26,187
Total operating expenses	(21,757)	(18,818)	(16,427)

Operating profit	5,310	9,077	9,760
Share of profit in associates and joint ventures	590	380	144

Profit before tax	5,900	9,457	9,904

By geographical region
Europe	1,581	1,909	1,932
Hong Kong	4,212	2,880	2,628
Rest of Asia-Pacific	760	477	377
North America	(1,546)	3,391	4,181
Latin America	893	800	786

	5,900	9,457	9,904

	%	%	%
Share of HSBC’s profit before tax	24.4	42.8	47.2
Cost efficiency ratio	50.3	49.7	48.7

Balance sheet data[7]
	US$m	US$m	US$m
Loans and advances to customers (net)	464,726	448,545	398,884
Total assets	588,473	546,568	484,314
Customer accounts	450,071	388,468	321,240
For footnotes, see page 130.

Strategic direction

HSBC’s strategic direction in Personal Financial Services is to use its global scale and local knowledge to grow profitably in selected markets. The strategy focuses on growth in:

–	markets where HSBC has or can build or acquire scale, particularly in Asia-Pacific, Latin America, Turkey and the Middle East;

–	markets where HSBC has scale, such as the UK and Hong Kong;

–	HSBC Premier customers, who appreciate the benefits of a bank with strong international connectivity; and

–	consumer finance, cards, direct banking and other product families where HSBC has global scale and competitive advantages.

Business highlights in 2007

•	Pre-tax profits in Personal Financial Services declined by 38 per cent to US$5.9 billion in 2007, 41 per cent on an underlying basis. This was due to a US$6.2 billion increase in loan impairment charges, of which US$5.2 billion arose in the US, substantially all from the consumer finance business. Excluding US consumer finance, profit before tax increased by 18 per cent, 12 per cent on an underlying basis, driven by exceptionally strong net operating income growth in Asia and, to a lesser extent, Latin America.

•	As Asian stock markets grew in value during 2007, HSBC delivered a wider array of products and services to meet demand. The increase in activity was considerable; retail securities transaction volumes in Hong Kong increased by more than 160 per cent and income from investment products in Asia by 150 per cent.

•	HSBC Premier (‘Premier’), a global banking and wealth management service for affluent customers, was relaunched in September 2007 with a high-profile advertising campaign.
Premier offers a comprehensive and consistent service to customers in 35 markets supported by over 280 international Premier centres.
Customer reaction to the relaunch was very positive with a net 340,000 joining the Premier service in 2007, of which more than 50 per cent were new to HSBC. At the end of the year there were more than 2.1 million Premier customers across the Group and gross revenue generated per customer during 2007 averaged in excess of US$2,000 per year.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Business highlights

•	HSBC Direct, the Group’s online banking and savings offering launched in the US in 2005, continued to grow strongly in 2007. Now also established in Taiwan, South Korea and Canada, HSBC Direct will be introduced into further markets in 2008. In the US, deposits reached US$11.5 billion from over 620,000 customers, an increase of 60 and 80 per cent, respectively, since the end of 2006. In Asia, over 240,000 customers had deposited US$1.2 billion by the end of 2007. Additional services were introduced in South Korea in October, including online overdrafts and time deposits. The most recent launch of HSBC Direct was in Canada in June 2007, with an enhanced local online savings account. 45,000 customers, three quarters of whom were new to HSBC, had deposited over US$800 million by the end of the year.

•	The consequences of the downturn in the US housing market, which began in 2006 and accelerated during 2007, continued to affect HSBC’s business in North America. It is now clear that the US is experiencing one of the deepest housing market corrections since the Second World War, and the effects have spread beyond their origins in the sub-prime mortgage sector to the wider economy. Restricted refinancing opportunities in a market of falling house prices, negligible investor demand for non-prime asset-backed securities and the tightening of underwriting criteria by lenders will continue to delay any recovery.

•	In 2006, HSBC was one of the first lenders in North America to identify a problem in the US mortgage sector. Consequently, in the second half of 2006, HSBC began to contact customers who were facing increased payments on their adjustable-rate mortgages, tighten underwriting criteria and, as credit conditions in the US deteriorated further in 2007, HSBC took the decision to cease correspondent mortgage acquisitions and close Decision One Mortgage Corporation (‘Decision One’), its wholesale business. The size and value of the mortgage services portfolio which encompasses both the wholesale and correspondent businesses, is now decreasing. Weaker credit conditions also affected the consumer lending business and, in the second half of 2007, HSBC stopped underwriting certain products and reduced the branch network to better align it with anticipated demand.

•	In 2007, HSBC announced a strategy to accelerate growth in the Group’s insurance businesses. The HSBC Insurance brand was launched along with several insurance initiatives across Asia; these are discussed below.

•	HSBC’s cards in force globally exceeded 120 million at the end of 2007, an increase of 6 per cent. 26 per cent were in emerging markets compared with 20 per cent in 2006, reflecting HSBC’s strategic focus there. Around three quarters of HSBC’s cards in force are now on a single global system, part of the One HSBC suite of common Group IT systems.

•	HSBC continued to expand its consumer finance business in Asia. In India, the Group opened an additional 18 consumer finance branches and loan centres, more than doubling customer numbers. In Indonesia, HSBC opened 36 new consumer finance centres in 2007, taking the total to 64.

Europe

•	In the UK, HSBC invested significantly in its distribution network to meet changing customer demands for service. 52 new-style branches were either opened or refurbished in a programme which included both the relocation of branches and the opening of new sites across the country. 25 per cent of all face-to-face customer contact occurred at these new-style branches. This was supported by a significant investment in self-service devices.

•	HSBC’s focus on innovative competitive liability products, together with consumer confidence in the strength of the HSBC brand, led to a 15 per cent rise in UK average savings balances in 2007.

•	In March 2007, HSBC acquired its partner’s share of insurer, HSBC Assurances, in France. Integration began in the second half of the year, and there was early evidence of good progress. Sales of life-wrapped investment products increased by 9 per cent year on year, outperforming the market.

•	In Turkey, HSBC opened 45 new branches, taking the total to 195. Strong organic growth was driven by excellent customer acquisition, with new customers rising by over 600,000. Encouragingly, the cross-sell ratio continued to improve, driven by a systematic after sale follow-up process.

Hong Kong

•	Personal Financial Services had an outstanding year in Hong Kong, with pre-tax profits rising

Back to Contents
by 46 per cent. HSBC provided its customers with an array of products and services, and with the local stock exchange performing strongly in 2007, fee income from investment products grew by 144 per cent and securities turnover by 167 per cent.

•	Insurance and retirement products were also a significant driver of growth in Hong Kong. HSBC launched a number of new products during the year and became the leading provider of single-premium life policies.

•	As the popularity of internet banking continued in Hong Kong, the proportion of all transactions that were conducted outside the branch network in 2007 was 96 per cent.

•	HSBC consolidated its position as the largest credit card issuer in Hong Kong. Cards in force rose by 6 per cent to 4.9 million.

Rest of Asia-Pacific

•	In April 2007, HSBC was one of four foreign banks to incorporate in mainland China. This allowed HSBC to start providing a full range of retail banking products, including local currency services to domestic individuals, paving the way for Personal Financial Services to become an increasingly important part of HSBC’s business in mainland China.

•	HSBC nearly doubled its branch network in mainland China during 2007. The new outlets also included the first ever rural branch opened by a foreign bank. At the end of the year HSBC had more than 80 outlets in mainland China.

•	During 2007, HSBC announced several insurance initiatives in India, Vietnam, Taiwan, mainland China, South Korea and the Middle East. HSBC agreed to form a joint venture with two local banks in India, and it entered into an agreement to acquire almost 50 per cent of Hana Life in South Korea. HSBC also acquired 10 per cent of Bao Viet, a leading insurance company in Vietnam. HSBC launched insurance operations in Taiwan and an Islamic insurance business in the Middle East.

•	HSBC launched an online savings product in the United Arab Emirates (‘UAE’) at the end of the first quarter of 2007. By the end of the year, almost 10,000 accounts had been opened and more than US$500 million of deposits placed.

North America

•	HSBC continued to address the problems in the
US sub-prime mortgage market by contacting, throughout 2007, customers facing increased payments on adjustable-rate mortgages. Since inception of this programme in 2006, HSBC has contacted over 41,000 customers and modified 10,300 loans with a value of US$1.6 billion. The Group reduced the mortgage services portfolio by US$13.3 billion in 2007, or 27 per cent, to US$36.2 billion.

•	HSBC Insurance launched a US direct channel at the end of 2006, offering term life insurance directly to consumers, which increased the Group’s market share to 7 per cent of annualised premiums.

•	HSBC Direct continued to be an effective alternative channel for gathering deposits and reaching new customers, with more than 70 per cent resident outside New York State. By the end of the year, HSBC Direct in the US had attracted US$11.5 billion of deposits. During 2007, two new complementary products were launched, certificates of deposit and an online payment account.

•	The US retail bank opened 26 branches in 2007, taking the total to 465, of which 17 per cent are now outside the bank’s original geographic base. The new branches helped aid the growth of Premier in California, Florida and Connecticut.

Latin America

•	HSBC continued to integrate HSBC Bank Panama. Its acquisition in 2006 provided HSBC with access to a market of 83 million people across Central America and northern South America. Investment in re-branding the acquired branch network has begun.

•	A buoyant market, combined with attentive customer service and an expanded network in Brazil, helped HSBC gain market share and scale in core products. For example, credit cards in force rose by 28 per cent and, in HSBC Pension Funds, contributions grew by 39 per cent compared with the market average of 23 per cent, positioning HSBC among the top six in the market.

Tu Cuenta, HSBC’s packaged account in Mexico, continued to be successful with 1.3 million accounts at the end of 2007, a rise of 29 per cent. Additionally, HSBC increased its market share of credit cards in Mexico by 3.5 percentage points to 10 per cent.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Business highlights

Reconciliation of reported and underlying profit before tax
	Year ended 31 December 2007 compared with year ended 31 December 2006

			2006	Acquisitions,
	2006		at 2007	disposals
	as	Currency	exchange	and dilution	Underlying	2007as	Reported	Underlying
Personal Financial	reported	translation [1]	rates	gains [2]	change	reported	change	change
Services	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	26,076	746	26,822	650	1,597	29,069	11	6
Net fee income	8,762	322	9,084	(24)	2,682	11,742	34	30
Other income[3]	3,006	87	3,093	(91)	(574)	2,428	(19)	(19)

Net operating income[4]	37,844	1,155	38,999	535	3,705	43,239	14	10
Loan impairment charges and other credit risk provisions	(9,949)	(205)	(10,154)	(72)	(5,946)	(16,172)	(63)	(59)

Net operating income	27,895	950	28,845	463	(2,241)	27,067	(3)	(8)
Operating expenses	(18,818)	(753)	(19,571)	(283)	(1,903)	(21,757)	(16)	(10)

Operating profit	9,077	197	9,274	180	(4,144)	5,310	(42)	(45)
Income from associates	380	13	393	6	191	590	55	49

Profit before tax	9,457	210	9,667	186	(3,953)	5,900	(38)	(41)

By geographical region
Europe	1,909	172	2,081	144	(644)	1,581	(17)	(31)
Hong Kong	2,880	(12)	2,868	–	1,344	4,212	46	47
Rest of Asia-Pacific	477	26	503	–	257	760	59	51
North America	3,391	6	3,397	(6)	(4,937)	(1,546)	(146)	(145)
Latin America	800	18	818	48	27	893	12	3

	9,457	210	9,667	186	(3,953)	5,900	(38)	(41)

	Year ended 31 December 2006 compared with year ended 31 December 2005

			2005
	2005		at 2006	Acqui-
	as	Currency	exchange	sitions and	Underlying	2006	as	Reported	Underlying
Personal Financial	reported	translation [1]	rates	disposals [2]	change	reported		change	change

Services	US$m	US$m	US$m	US$m	US$m	US$m		%	%
Net interest income	23,351	252	23,603	560	1,913	26,076		12	8
Net fee income	7,313	78	7,391	247	1,124	8,762		20	15
Other income[3]	3,060	15	3,075	25	(94)	3,006		(2)	(3)

Net operating income[4]	33,724	345	34,069	832	2,943	37,844		12	9
Loan impairment charges and other credit risk provisions	(7,537)	(80)	(7,617)	(301)	(2,031)	(9,949)		(32)	(27)

Net operating income	26,187	265	26,452	531	912	27,895		7	3
Operating expenses	(16,427)	(229)	(16,656)	(347)	(1,815)	(18,818)		(15)	(11)

Operating profit	9,760	36	9,796	184	(903)	9,077		(7)	(9)
Income from associates	144	1	145	157	78	380		164	54

Profit before tax	9,904	37	9,941	341	(825)	9,457		(5)	(8)

By geographical region
Europe	1,932	24	1,956	(6)	(41)	1,909		(1)	(2)
Hong Kong	2,628	7	2,635	–	245	2,880		10	9
Rest of Asia-Pacific	377	–	377	159	(59)	477		27	(16)
North America	4,181	3	4,184	184	(977)	3,391		(19)	(23)
Latin America	786	3	789	4	7	800		2	1

	9,904	37	9,941	341	(825)	9,457		(5)	(8)

For footnotes, see page 130.

Back to Contents
Commercial Banking

Profit before tax
	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m

Net interest income	9,055	7,514	6,310
Net fee income	3,972	3,207	2,876
Trading income excluding net interest income	265	204	150
Net interest income/ (expense) on trading activities	31	20	(3)

Net trading income[5]	296	224	147
Net income/(expense) from financial instruments designated at fair value	22	(22)	(12)
Gains less losses from financial investments	90	44	9
Dividend income	8	6	9
Net earned insurance premiums	733	258	236
Other operating income	165	250	327

Total operating income	14,341	11,481	9,902
Net insurance claims[6]	(391)	(96)	(118)

Net operating income[4]	13,950	11,385	9,784
Loan impairment charges and other credit risk provisions	(1,007)	(697)	(547)

Net operating income	12,943	10,688	9,237
Total operating expenses	(6,252)	(4,979)	(4,453)

Operating profit	6,691	5,709	4,784
Share of profit in associates and joint ventures	454	288	177

Profit before tax	7,145	5,997	4,961

By geographical region
Europe	2,516	2,234	1,939
Hong Kong	1,619	1,321	955
Rest of Asia-Pacific	1,350	1,034	818
North America	920	957	892
Latin America	740	451	357

	7,145	5,997	4,961

	%	%	%
Share of HSBC’s profit before tax	29.5	27.2	23.7
Cost efficiency ratio	44.8	43.7	45.5

Balance sheet data[7]
	US$m	US$m	US$m
Loans and advances to customers (net)	220,068	172,976	142,041
Total assets	261,893	213,450	175,120
Customer accounts	237,987	190,853	148,106
For footnotes, see page 130.
Strategic direction

HSBC’s Commercial Banking strategy is focused on two key initiatives:

–	to be the leading international business bank, using HSBC’s extensive geographical network together with product expertise in payments, trade, receivables finance and foreign exchange to support customers’ trading and investing across borders; and

–	to be the best bank for small businesses in target markets, building global scale and creating efficiencies by sharing best practices, including in marketing and credit scoring, and selectively rolling-out the direct banking model.

     Commercial Banking enhances the customer experience through a strong multi-channel approach to customer relationships, leveraging HSBC’s IT platforms and operational processing capabilities. Additional value is captured through strong connectivity with each of the other customer groups.

Business highlights in 2007

•	Pre-tax profit increased by 19 per cent to US$7.1 billion, with considerable growth in both net interest income and net fee income. On an underlying basis, pre-tax profit increased by 13 per cent.

•	Growth was driven by strong results in Hong Kong (up by 23 per cent on 2006), mainland China (65 per cent), Mexico (69 per cent) and the UAE (29 per cent). As a result, the share of profits from faster-growing economies increased from 47 per cent in 2006 to 52 per cent in 2007.

•	Total customer numbers grew faster than in previous years, by 8 per cent to 2.8 million, driven by growth in the small business segment, particularly in Turkey, Mexico, the UAE, the UK and Hong Kong. The rise in customer numbers helped drive an increase of 25 per cent in deposits, particularly in Hong Kong and the Rest of Asia-Pacific region.

•	Lending growth of 27 per cent was also robust, while loan impairment charges remained low at less than 0.5 per cent of average assets.

•	Notwithstanding the investment which underpinned the substantial expansion in Asia and Latin America, the cost efficiency ratio was broadly stable at 44.8 per cent. The number of full-time equivalent employees in commercial banking grew by 14 per cent to 26,000, including nearly 7,400 relationship managers.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Business highlights

•	HSBC continued to improve its capacity to meet customers’ cross-border business requirements. International Banking Centres covering a further 38 countries and territories were opened, increasing their coverage to 54 countries and nearly all of the customer base. Customer experience was improved with the launch of SmartForms (electronic account opening forms) in 16 countries, the appointment of specialist corporate international teams in the UK and France and the creation of new country desks in mainland China.

•	The effect of these initiatives was demonstrated by growth of 125 per cent in the number of successful referrals through the Global Links system, with aggregate transaction values doubling to US$6 billion.

•	HSBC’s success in its strategy to be the best bank for small business was recognised with awards in Hong Kong and the UK for the Business Internet Banking (‘BIB’) platform, and HSBC’s service quality was recognised with multiple ‘Best Partner’ awards in Hong Kong and the top ranking for overall satisfaction in the Canadian Federation of Independent Business survey.

•	Direct channel capabilities were improved through the upgrade of BIB platforms in Hong Kong and in six countries in the Rest of Asia-Pacific region, and the enhancement of HSBCnet. A total of 800,000 customers are now active users of BIB, an increase of 24 per cent in 2007, while the number of transactions on HSBCnet grew during the year by 157 per cent to 27 million.

•	Commercial Banking continued to make progress in meeting customers’ insurance needs with product launches in Hong Kong (FlexiCommercial, Privileged Term and Capital Protection Plan) and the UK (Motor Fleet, Professional Indemnity and High Risk Liability). A number of further projects with strategic partners are currently under development for launch in 2008 in other countries, including Brazil, France and Mexico.

•	Commercial Banking continued to grow its cross-referrals to and from other customer groups. In the first half of 2007, over 50 per cent of new small business customers in key markets had existing Personal Financial Services relationships. Referrals of Commercial Banking customers to Private Banking resulted in US$1.8 billion of assets under management.
Sales of Global Banking and Markets products increased strongly, particularly in treasury products which had revenue increases of over 30 per cent on an underlying basis and more than 50 per cent in Asia.

Europe

•	Expansion in Europe continued with the broadening of product capabilities and geographical reach. Receivables Finance was launched in four countries and International Banking Centres in a further seven. Investment continued within Central and Eastern Europe, especially in Poland, where HSBC now offers services in six cities. Following receipt of a retail banking licence in Russia in July 2007, HSBC opened offices in two cities in addition to Moscow.

•	In Turkey, rapid expansion continued with the opening of a further 29 branches serving small business customers and the ongoing recruitment of experienced relationship managers. This contributed to a 48 per cent rise in customer numbers, particularly in small and micro businesses. A number of investment banking advisory and structured finance transactions were referred to Global Banking and Markets from Commercial Banking’s corporate and mid-market business.

•	Further segmentation was applied in the UK with the expansion of multicultural banking, including the UK’s first dedicated Polish commercial banking unit. Following the realignment of the relationship management and distribution approach in commercial centres, customer satisfaction improved by 8 percentage points.

•	In the UK, 25 per cent more start-up businesses chose HSBC for their banking than in 2006 and nearly a quarter of all new small and micro customers chose Business Direct accounts. Improvements in internet banking led to a 30 per cent increase in the number of users and resulted in recognition from independent surveys for both customer usage and functionality.

Back to Contents
Hong Kong

•	HSBC’s service excellence was recognised by a number of awards, notably ‘Best Bank’ in the Euromoney 2007 Awards for Excellence and ‘Best SME (small and medium-sized enterprise) Partner’ by three organisations.

•	HSBC built on its longstanding reputation for trade services with the launch of EasyTrade for the small business segment. Other product launches included FlexiInsurance and Green Equipment Financing.

•	The number of SME centres expanded from eight to 10, and there was an increase in the number of dedicated SME relationship managers to nearly 100.

•	New functionality was added to BIB, such as forward contract booking and cheque status enquiries. The number of active BIB users increased by 43 per cent and the BIB service was recognised with two awards, the ‘Best Integrated Corporate Site for Asia’ from Global Finance 2007 World’s Best Internet Banks awards, and the ‘Best SME e-banking’ award from SMB World magazine.

Rest of Asia-Pacific

•	Trade and payments and cash management revenues grew strongly, particularly in the UAE, India and Vietnam, as HSBC positioned itself in growing economies to benefit from the even faster growth of intra-Asian trade flows. The Greater China regional model was advanced by the acquisition of Chailease Credit Services Company Ltd (‘Chailease’) in Taiwan, which expanded HSBC’s receivables finance business and strengthened both domestic and international trade capabilities. The integration of branches from The Chinese Bank Co., Ltd. (‘The Chinese Bank’) announced in December 2007, is expected to provide HSBC with a presence in every major city in Taiwan, contributing to the strategy for growth across Greater China.

•	In the Middle East, new business banking units were established in the UAE, Bahrain, Jordan, Lebanon, Oman and Qatar, contributing to a 30 per cent growth in customers.

•	Cross-sales of investment banking products were strong in India and the Middle East, including sukuk deals and two initial public offerings (‘IPO’s’). HSBC Amanah trade products were introduced in Malaysia.
North America

•	In the US, HSBC’s payments and cash management services won Euromoney ’s ‘Best Cash Management in North America’ award for the second year running. The appointment of dedicated resources underpinned strong growth in cross-sales of treasury and debt products to Commercial Banking customers.

•	Increased customer segmentation and the reorganisation of branch roles in Canada enabled larger mid-market and real estate relationships to be managed centrally. Combined with product enhancements in the payments and cash management arena, such as six new product launches and functionality improvements across HSBCnet and BIB, Commercial Banking grew strongly. For example, fee income from cross-border payments increased by 27 per cent.

Latin America

•	International Banking Centres now provide services to all countries in Latin America, with Mexico providing a regional hub for Central America and Brazil for smaller South American countries.

•	In Mexico, trade services revenues increased by 33 per cent and the number of customers grew by 123 per cent. The receivables finance product range was expanded and relaunched using Group IT systems.

•	In Brazil, sales of products through electronic and telephone channels increased by 95 per cent, as new products were launched and the number of customers using internet banking rose to 117,000. The Segmento Empreendedor product (local BusinessDirect) was launched in Sao Paulo and Curitiba.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Business highlights

Reconciliation of reported and underlying profit before tax

	Year ended 31 December 2007 compared with year ended 31 December 2006

			2006	Acquisitions,
	2006		at 2007	disposals
	as	Currency	exchange	and dilution	Underlying	2007as	Reported	Underlying
	reported	translation [1]	rates	gains [2]	change	reported	change	change
Commercial Banking	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	7,514	382	7,896	114	1,045	9,055	21	13
Net fee income	3,207	189	3,396	17	559	3,972	24	16
Other income[3]	664	27	691	48	184	923	39	27

Net operating income[4]	11,385	598	11,983	179	1,788	13,950	23	15
Loan impairment charges and other credit risk provisions	(697)	(47)	(744)	(61)	(202)	(1,007)	(44)	(27)

Net operating income	10,688	551	11,239	118	1,586	12,943	21	14
Operating expenses	(4,979)	(291)	(5,270)	(73)	(909)	(6,252)	(26)	(17)

Operating profit	5,709	260	5,969	45	677	6,691	17	11
Income from associates	288	9	297	1	156	454	58	53

Profit before tax	5,997	269	6,266	46	833	7,145	19	13

By geographical region
Europe	2,234	196	2,430	–	86	2,516	13	4
Hong Kong	1,321	(6)	1,315	–	304	1,619	23	23
Rest of Asia-Pacific	1,034	29	1,063	–	287	1,350	31	27
North America	957	25	982	–	(62)	920	(4)	(6)
Latin America	451	25	476	46	218	740	64	46

	5,997	269	6,266	46	833	7,145	19	13

	Year ended 31 December 2006 compared with year ended 31 December 2005

			2005
	2005		at 2006	Acqui-
	as	Currency	exchange	sitions and	Underlying	2006	as	Reported	Underlying
	reported	translation [1]	rates	disposals [2]	change	reported		change	change
Commercial Banking	US$m	US$m	US$m	US$m	US$m	US$m		%	%
Net interest income	6,310	123	6,433	24	1,057	7,514		19	16
Net fee income	2,876	43	2,919	14	274	3,207		12	9
Other income[3]	598	(2)	596	10	58	664		11	10

Net operating income[4]	9,784	164	9,948	48	1,389	11,385		16	14
Loan impairment charges and other credit risk provisions	(547)	(16)	(563)	(7)	(127)	(697)		(27)	(23)

Net operating income	9,237	148	9,385	41	1,262	10,688		16	13
Operating expenses	(4,453)	(80)	(4,533)	(27)	(419)	(4,979)		(12)	(9)

Operating profit	4,784	68	4,852	14	843	5,709		19	17
Income from associates	177	3	180	(6)	114	288		63	63

Profit before tax	4,961	71	5,032	8	957	5,997		21	19

By geographical region
Europe	1,939	18	1,957	(6)	283	2,234		15	14
Hong Kong	955	(1)	954	–	367	1,321		38	38
Rest of Asia-Pacific	818	7	825	–	209	1,034		26	25
North America	892	30	922	–	35	957		7	4
Latin America	357	17	374	14	63	451		26	17

	4,961	71	5,032	8	957	5,997		21	19

For footnotes, see page 130.

Back to Contents

Global Banking and Markets

Profit before tax

	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m

Net interest income	4,430	3,168	3,001
Net fee income	4,901	3,718	2,967
Trading income excluding net interest income	3,503	4,890	2,919
Net interest income/ (expense) on trading activities	(236)	(379)	306
Net trading income[5]	3,267	4,511	3,225
Net income from financial instruments designated at fair value	(164)	20	67
Gains less losses from financial investments	1,313	534	475
Dividend income	222	235	79
Net earned insurance premiums	93	73	76
Other operating income	1,218	1,378	1,621

Total operating income	15,280	13,637	11,511
Net insurance claims[6]	(70)	(62)	(54)

Net operating income[4]	15,210	13,575	11,457
Loan impairment (charges)/ recoveries and other credit risk provisions	(38)	119	272

Net operating income	15,172	13,694	11,729
Total operating expenses	(9,358)	(7,991)	(6,838)

Operating profit	5,814	5,703	4,891
Share of profit in associates and joint ventures	307	103	272

Profit before tax	6,121	5,806	5,163

By geographical region
Europe	2,527	2,304	2,114
Hong Kong	1,578	955	922
Rest of Asia-Pacific	2,464	1,649	1,207
North America	(965)	423	573
Latin America	517	475	347

	6,121	5,806	5,163

	%	%	%
Share of HSBC’s profit before tax	25.3	26.3	24.6
Cost efficiency ratio	61.5	58.9	59.7
For footnotes, see page 130.

Strategic direction

In 2007, the implementation of the ‘emerging markets-led and financing-focused’ strategy was completed and Corporate, Investment Banking and Markets was renamed Global Banking and Markets. HSBC’s strategy is to be a leading wholesale bank by:

–	utilising HSBC’s extensive distribution network;

–	developing Global Banking and Markets’ hub- and-spoke business model; and

–	continuing to build capabilities in major hubs to support the delivery of an advanced suite of services to corporate, institutional and government clients across the HSBC network.

     Ensuring that this combination of product depth and distribution strength meets the needs of existing and new clients will allow Global Banking and Markets to achieve its strategic goals.

Business highlights in 2007

•	Pre-tax profit increased by 5 per cent to US$6.1 billion, despite a total of US$2.1 billion of write-downs on credit trading, leveraged and acquisition financing positions, and monoline credit exposures resulting from disruption and deterioration in the credit markets. In North America, the mortgage-backed securities operation was closed to new business and was downsized. Strong results were reported across most other businesses with record revenues from foreign exchange, equities, securities services, payments and cash management, and HSBC Global Asset Management. Pre-tax profit in Hong Kong, Rest of Asia-Pacific and Latin America rose by 48 per cent. The rise in operating expenses reflected increased volumes in payments and cash management and securities services. On an underlying basis, pre-tax profits were broadly in line with 2006.

•	HSBC’s leading position in emerging markets and financing was recognised by various industry awards, including being named ‘Middle East Mergers and Acquisitions Adviser of the Year’ and ‘Middle East Loan House of the Year’ by
Acquisitions Monthly and International Financing Review, respectively. In the Euromoney 2007 Awards for Excellence, HSBC was named global ‘Best Risk Management House’, ‘Best Foreign Exchange House in Asia’ and, for the tenth consecutive year ‘Best Risk Management House in Asia’.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Business highlights

Management view of total operating income

	Year ended 31 December

	2007	2006	[9]	2005	[9]
	US$m	US$m		US$m

Global Markets	5,074	5,533		3,982
Foreign exchange	2,178	1,552		1,233
Credit and Rates	(419)	1,334		947
Structured derivatives	647	874		511
Equities[10]	742	397		336
Securities services	1,926	1,376		955

Global Banking	4,836	3,907		3,437
Financing and capital markets	2,832	2,249		2,179
Payments and cash management	1,632	1,257		907
Other transaction services	372	401		351

Balance sheet management	1,226	713		1,246
HSBC Global Asset Management[11]	1,336	1,066		775
Principal Investments	1,253	686		715
Other[12]	1,555	1,732		1,356

Total operating income	15,280	13,637		11,511

Balance sheet data[7]
Loans and advances to:
– customers (net)	250,464	210,220		169,435
– banks (net)	199,506	156,548		106,123
Total assets	1,375,240	994,436		755,056
Customer accounts	299,879	235,965		202,361
Trading assets, financial instruments designated at fair value, and financial investments	674,647	487,943		373,787
Deposits by banks	126,395	92,954		65,853
For footnotes, see page 130.

•	In Global Markets, structured derivatives continued to benefit from investment made in technical expertise and systems in previous years, notwithstanding the decline in income from structured credit products. Foreign exchange reported strong growth across all regions. Positive revenue trends reflected higher customer volumes against the backdrop of a weakening US dollar and greater market volatility, particularly in the second half of 2007. Equities recorded a significant increase especially in Europe and particularly due to HSBC’s differentiation in emerging markets products. Securities services benefited from new mandates and increased volumes in higher value products, particularly in Asia, as clients rebalanced their investment portfolios. Assets under custody rose by 30 per cent.
•	In Global Banking, the credit market dislocation led to a fair value write-down in respect of loan commitments outstanding when credit spreads widened in the second half of 2007, though robust growth in fees resulting from a greater transaction volume more than offset this. Asset and structured finance also benefited from a small number of significant transactions, while revenues in the capital markets businesses were boosted by greater market activity in Europe and Hong Kong. The continued growth in payments and cash management revenues reflected a rise in deposit balances and higher transaction volumes across most regions.

•	HSBC advised on several notable cross-border transactions, including Singapore Telecommunications’ US$758 million acquisition of a 30 per cent stake in Warid Telecom of Pakistan; National Titanium Dioxide of Saudi Arabia’s S$1.2 billion acquisition of Lyondell Chemical’s inorganic chemicals business in the US; and Dubai Drydocks’ S$650 million acquisition of Pan-United Marine of Singapore.

•	HSBC was lead arranger of US$9.2 billion of facilities for the acquisition of GE Plastics by Saudi Basic Industries; €2.25 billion for the acquisition of Mölnlycke Health Care by Investor AB; and £3.4 billion for the acquisition of National Grid Wireless by Macquarie.

•	In debt capital markets, HSBC ranked first in the Asian local currency bond league table compiled by Bloomberg, first in the sterling bond league table and fifth in the international bond league table.

•	The increase in balance sheet management revenues was driven by higher spreads, and arose principally from the recovery in Asia.

•	Group Investment Businesses was rebranded as HSBC Global Asset Management following a closer alignment with other businesses within Global Banking and Markets. A rise in income was driven by continuing strong revenue growth from emerging market products across all regions and a notable increase in funds under management. Successes included the development of the global liquidity and multi-manager businesses, established in late 2006 and early 2007, both of which have reported strong inflows of new business. Funds under management rose by 16 per cent to US$380 billion.

•	Principal Investments reported significant gains from a small number of realisations benefiting from higher exit multiples.

Back to Contents

Reconciliation of reported and underlying profit before tax

	Year ended 31 December 2007 compared with year ended 31 December 2006

			2006	Acquisitions,
	2006		at 2007	disposals			2007
	as	Currency	exchange	and dilution		Underlying	as	Reported	Underlying
	reported	translation [1]	rates	gains	[2]	change	reported	change	change
Global Banking and Markets	US$m	US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	3,168	175	3,343	25		1,062	4,430	40	32
Net fee income	3,718	182	3,900	9		992	4,901	32	25
Other income[3]	6,689	360	7,049	10		(1,180)	5,879	(12)	(17)

Net operating income[4]	13,575	717	14,292	44		874	15,210	12	6
Loan impairment (charges)/recoveries and other credit risk provisions	119	6	125	–		(163)	(38)	(132)	(130)

Net operating income	13,694	723	14,417	44		711	15,172	11	5
Operating expenses	(7,991)	(406)	(8,397)	(35)		(926)	(9,358)	(17)	(11)

Operating profit	5,703	317	6,020	9		(215)	5,814	2	(4)
Income from associates	103	(4)	99	2		206	307	198	208

Profit before tax	5,806	313	6,119	11		(9)	6,121	5	–

By geographical region
Europe	2,304	202	2,506	–		21	2,527	10	1
Hong Kong	955	(1)	954	–		624	1,578	65	65
Rest of Asia-Pacific	1,649	67	1,716	–		748	2,464	49	44
North America	423	21	444	–		(1,409)	(965)	(328)	(317)
Latin America	475	24	499	11		7	517	9	1

	5,806	313	6,119	11		(9)	6,121	5	–

		Year ended 31 December 2006 compared with year ended 31 December 2005

				2005
	2005			at 2006	Acquisitions		2006
	as	Currency		exchange	and	Underlying	as	Reported	Underlying
	reported	translation	[1]	rates	disposals [2]	change	reported	change	change
Global Banking and Markets	US$m	US$m		US$m	US$m	US$m	US$m	%	%

Net interest income	3,001	34		3,035	21	112	3,168	6	4
Net fee income	2,967	31		2,998	2	718	3,718	25	24
Other income[3]	5,489	108		5,597	3	1,089	6,689	22	19

Net operating income[4]	11,457	173		11,630	26	1,919	13,575	18	17
Loan impairment recoveries and other credit risk provisions	272	9		281	(1)	(161)	119	(56)	(57)

Net operating income	11,729	182		11,911	25	1,758	13,694	17	15
Operating expenses	(6,838)	(63)		(6,901)	(9)	(1,081)	(7,991)	(17)	(16)

Operating profit	4,891	119		5,010	16	677	5,703	17	14
Income from associates	272	7		279	(4)	(172)	103	(62)	(62)

Profit before tax	5,163	126		5,289	12	505	5,806	12	10

By geographical region
Europe	2,114	86		2,200	(4)	108	2,304	9	5
Hong Kong	922	2		924	–	31	955	4	3
Rest of Asia-Pacific	1,207	19		1,226	–	423	1,649	37	35
North America	573	14		587	–	(164)	423	(26)	(28)
Latin America	347	5		352	16	107	475	37	30

	5,163	126		5,289	12	505	5,806	12	10

For footnotes, see page 130.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Business highlights

Private Banking

Profit before tax

	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m

Net interest income	1,216	1,011	848
Net fee income	1,615	1,323	1,080
Trading income excluding net interest income	525	362	317
Net interest income on trading activities	9	2	–
Net trading income[5]	534	364	317
Net income/(expense) from financial instruments designated at fair value	(1)	1	(1)
Gains less losses from financial investments	119	166	45
Dividend income	7	5	9
Other operating income	58	61	68

Total operating income	3,548	2,931	2,366
Net insurance claims[6]	–	–	–

Net operating income[4]	3,548	2,931	2,366
Loan impairment (charges)/recoveries and other credit risk provisions	(14)	(33)	12

Net operating income	3,534	2,898	2,378
Total operating expenses	(2,025)	(1,685)	(1,466)

Operating profit	1,509	1,213	912
Share of profit in associates and joint ventures	2	1	–

Profit before tax	1,511	1,214	912

By geographical region
Europe	915	805	539
Hong Kong	305	201	190
Rest of Asia-Pacific	92	80	78
North America	174	114	104
Latin America	25	14	1

	1,511	1,214	912

	%	%	%
Share of HSBC’s profit before tax	6.2	5.5	4.4
Cost efficiency ratio	57.1	57.5	62.0

	US$m	US$m	US$m
Balance sheet data[7]
Loans and advances to customers (net)	43,612	34,297	27,749
Total assets	88,510	73,026	59,827
Customer accounts	106,197	80,303	67,205
For footnotes, see page 130.

Strategic direction

The strategy for Private Banking is to be one of the world’s leading international private banks, by providing excellent client service.

–	HSBC’s global network and brand provides a base from which Private Banking, working in conjunction with HSBC’s other customer groups and global businesses, serves the complex international needs of its clients, utilising traditional and innovative ways of managing and preserving the wealth of high net worth individuals while optimising returns.

–	Private Banking aims to grow annuity revenue streams through product leadership in areas such as credit, hedge funds, emerging markets, investment advice and estate planning. This will be achieved by attracting, retaining and motivating talented individuals, by close communication with clients and employees and by increasing expenditure targeted on IT, marketing and brand awareness initiatives.
Private Banking’s onshore business and intra- group partnerships will also be strengthened.

Business highlights in 2007

•	Pre-tax profits increased by 24 per cent or 22 per cent on an underlying basis to US$1.5 billion, primarily due to an outstanding performance in Hong Kong, and strong growth in Switzerland and throughout the Americas.

•	Approximately 3,500 inward referrals from other customer groups in HSBC in 2007 resulted in US$6 billion of net new money. In addition, Global Banking and Markets mandated or completed 34 transactions that originated in Private Banking, on which fees for the Group are expected to be US$70 million.

•	HSBC Private Banking was awarded third best ‘Global Private Bank’ in the Euromoney survey, for the third year running.

•	Client assets increased by 26 per cent to US$421.0 billion, of which US$35.9 billion related to net new money, reflecting strong investment performance and increased marketing expenditure.

Back to Contents

Client assets

	2007	2006
	US$bn	US$bn

At 1 January	333	273
Net new money	36	34
Value change	19	21
Exchange and other	33	5

At 31 December	421	333

Client assets by investment class

	2007	2006
	US$bn	US$bn

Equities	81	62
Bonds	64	55
Structured products	12	16
Funds	123	83
Cash, fiduciary deposits and
other	141	117

At 31 December	421	333

•	Total client assets, including some non-financial assets held in client trusts, amounted to US$494.1 billion at 31 December 2007. This represented a 21 per cent increase over the previous year. This measure is equivalent to competitors’ assets under management figures.

•	In response to client demand, a number of new investment products were launched in 2007 with particular emphasis on private equity in emerging markets. Amanah Investment Solutions, a shariah (Islamic law)-compliant fund, was added to the successful range of multi-manager fund solutions.

•	Hedge fund services performed well. HSBC Alternative Investments Ltd successfully launched the HSBC Special Opportunities Fund and earned a number of awards in 2007, including ‘Hedge Fund of the Year’ at the UK Pension Awards, and was shortlisted by the Financial Times as the ‘Best Client Services’ provider.

Europe

•	Private Banking further expanded its business in the UK and Ireland with offices established in Edinburgh and Dublin, taking the total number of offices in Private Banking to 93.

•	Client assets increased by 19 per cent to US$258.4 billion, of which US$20.2 billion related to net new money. This was driven by an accumulation of wealth by entrepreneurs in the region, a private banking franchise in most of the major markets and expertise in Switzerland, which remains a centre of excellence for private wealth management.

Asia

•	Private Banking in Asia had an excellent year in 2007 on the back of strong equity markets, wealth creation in the region and continued recruitment of relationship managers. Client assets increased by 38 per cent to US$93.0 billion, of which US$12.9 billion related to net new money.

•	Private Banking clients were significant investors in new offerings from HSBC including the HSBC Multi-Alpha China Fund and HSBC Nan Fung China Infrastructure Fund aimed at taking advantage of strong economic growth in mainland China.

•	Onshore private banking in mainland China received regulatory approval in December 2007, and was launched in January 2008. The first branches will be opened in Shanghai, Beijing and Guangzhou.

•	A savings product with returns linked to the Hong Kong Stock Exchange (the Forward Accumulator) was introduced by HSBC in Asia.

Americas

•	HSBC continued to expand and improve its business in North America. In January 2007, Private Banking services were launched in Canada, since when the business has contributed US$8 million to Private Banking’s pre-tax profits. In addition, a new Private Banking office was opened in Washington.

•	A strategic decision was made to exit the Wealth and Tax Advisory Services business in order to focus on core Private Banking activities. The management buyout was completed on 31 December 2007.

•	The domestic businesses in Brazil and Mexico experienced strong growth as local entrepreneurs launched IPOs and invested in local markets. The acquisition of HSBC Bank Panama facilitated the establishment of Private Banking operations there.

•	As a result of new operations in Canada and Panama and client acquisition by the enlarged franchise in the region, client assets increased by 42 per cent to US$69.6 billion.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Business highlights

Reconciliation of reported and underlying profit before tax

	Year ended 31 December 2007 compared with year ended 31 December 2006

			2006	Acquisitions,
			at 2007	disposals
	2006 as	Currency	exchange	and dilution	Underlying	2007 as	Reported	Underlying
	reported	translation[1]	rates	gains [2]	change	reported	change	change
Private Banking	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	1,011	24	1,035	2	179	1,216	20	17
Net fee income	1,323	32	1,355	4	256	1,615	22	19
Other income[3]	597	7	604	1	112	717	20	19

Net operating income[4]	2,931	63	2,994	7	547	3,548	21	18

Loan impairment charges and other credit risk provisions	(33)	–	(33)	–	19	(14)	58	58

Net operating income	2,898	63	2,961	7	566	3,534	22	19

Operating expenses	(1,685)	(40)	(1,725)	(4)	(296)	(2,025)	(20)	(17)

Operating profit	1,213	23	1,236	3	270	1,509	24	22

Income from associates	1	–	1	–	1	2	100	100

Profit before tax	1,214	23	1,237	3	271	1,511	24	22

By geographical region
Europe	805	22	827	–	88	915	14	11
Hong Kong	201	–	201	–	104	305	52	52
Rest of Asia-Pacific	80	–	80	–	12	92	15	15
North America	114	–	114	–	60	174	53	53
Latin America	14	1	15	3	7	25	79	47

	1,214	23	1,237	3	271	1,511	24	22

	Year ended 31 December 2006 compared with year ended 31 December 2005

			2005
			at 2006	Acqui-
	2005 as	Currency	exchange	sitions and	Underlying	2006 as	Reported	Underlying
	reported	translation[1]	rates	disposals [2]	change	reported	change	change
Private Banking	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	848	1	849	–	162	1,011	19	19
Net fee income	1,080	4	1,084	–	239	1,323	23	22
Other income[3]	438	4	442	–	155	597	36	35

Net operating income[4]	2,366	9	2,375	–	556	2931	24	23

Loan impairment recoveries/ (charges) and other credit risk provisions	12	(1)	11	–	(44)	(33)	(375)	(400)

Net operating income	2,378	8	2,386	–	512	2,898	22	22

Operating expenses	(1,466)	(5)	(1,471)	–	(214)	(1,685)	(15)	(15)

Operating profit	912	3	915	–	298	1,213	33	33

Income from associates	–	–	–	–	1	1	–	–

Profit before tax	912	3	915	–	299	1,214	33	33

By geographical region
Europe	539	4	543	–	262	805	49	48
Hong Kong	190	2	192	–	9	201	6	5
Rest of Asia-Pacific	78	(1)	77	–	3	80	3	4
North America	104	(2)	102	–	12	114	10	12
Latin America	1	–	1	–	13	14	1,300	1,300

	912	3	915	–	299	1,214	33	33

For footnotes, see page 130.

Back to Contents

Other

Profit before tax

	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m

Net interest expense	(542)	(625)	(472)
Net fee income/(expense)	(228)	172	220
Trading income/(expense) excluding net interest income	127	(228)	(90)
Net interest income/(expense) on trading activities	(1)	82	(13)
Net trading income/(expense)[5]	126	(146)	(103)
Net income/(expense) from financial instruments designated at fair value	2,893	(81)	406
Gains less losses from financial investments	83	147	144
Gains arising from dilution of interests in associates	1,092	–	–
Dividend income	32	63	42
Net earned insurance premiums	(21)	207	260
Other operating income	3,523	3,254	2,634

Total operating income	6,958	2,991	3,131
Net insurance claims[6]	–	(181)	(179)

Net operating income[4]	6,958	2,810	2,952
Loan impairment charges and other credit risk provisions	(11)	(13)	(1)

Net operating income	6,947	2,797	2,951
Total operating expenses	(3,562)	(3,259)	(2,976)

Operating profit/(loss)	3,385	(462)	(25)
Share of profit in joint ventures and associates	150	74	51

Profit/(loss) before tax	3,535	(388)	26

By geographical region
Europe	1,056	(278)	(168)
Hong Kong	(375)	(175)	(178)
Rest of Asia-Pacific	1,343	287	94
North America	1,508	(217)	165
Latin America	3	(5)	113

	3,535	(388)	26

	%	%	%

Share of HSBC’s profit before tax	14.6	(1.8)	0.1
Cost efficiency ratio	51.2	116.0	100.8
Balance sheet data[7]
	US$m	US$m	US$m

Loans and advances to customers (net)	2,678	2,095	1,893
Total assets	40,150	33,278	27,653
Customer accounts	2,006	1,245	507

For footnotes, see page 130.

Notes

•	For a description of the main items reported under ‘Other’, see footnote 8 on page 130.

•	Dilution gains of US$1.1 billion were recorded in the first half of 2007 following share offerings made by three of HSBC’s associates: Ping An Insurance, Bank of Communications and Industrial Bank. Although HSBC’s holding in these entities was diluted, its share of the capital raised resulted in a gain. Similarly, dilution gains of US$11 million and US$5 million were recorded following share issues made by Financiera Independencia, a Mexican banking associate, and Techcombank in Vietnam, respectively.

•	Net income from financial instruments designated at fair value of US$2.9 billion was recorded in 2007, primarily driven by the widening of credit spreads on debt issued by HSBC Holdings and its subsidiaries in North America and Europe, and designated at fair value. These movements will reverse over the life of the debt unless it is repaid before its contractual maturity.

•	In 2006, the results of HSBC Insurance Brokers were reported within Other. This contributed US$591 million to net operating income before loan impairment charges and US$363 million to operating expenses. In 2007, these results were reallocated to other customer groups.

•	The number of countries using Group Service Centres (‘GSCs’) increased to 31 following the opening of six new centres in 2007. The GSCs now have 30,000 employees in five countries in Asia. Operating expenses at HSBC Technology Services increased by 16 per cent, due to increased demand for services from other Group entities. Substantially all service provider costs are recharged to the relevant customer groups and revenue is reported under ‘Other operating income’.

•	HSBC made a US$73 million gain following a change in the embedded value of HSBC Assurances, an associate in France, prior to the acquisition of its remaining share capital by HSBC.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Business highlights

Reconciliation of reported and underlying profit before tax
	Year ended 31 December 2007 compared with year ended 31 December 2006

			2006	Acquisitions,
			at 2007	disposals
	2006 as	Currency	exchange	and dilution	Underlying	2007 as	Reported	Underlying
	reported	translation[1]	rates	gains [2]	change	reported	change	change
Other	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest expense	(625)	(22)	(647)	–	105	(542)	13	16
Net fee income/(expense).	172	25	197	–	(425)	(228)	(233)	(216)
Other income[3]	3,263	77	3,340	1,092	3,296	7,728	137	99

Net operating income[4]	2,810	80	2,890	1,092	2,976	6,958	148	103
Loan impairment charges and other credit risk provisions	(13)	3	(10)	–	(1)	(11)	15	(10)

Net operating income	2,797	83	2,880	1,092	2,975	6,947	148	103
Operating expenses	(3,259)	(90)	(3,349)	–	(213)	(3,562)	(9)	(6)

Operating profit/(loss)	(462)	(7)	(469)	1,092	2,762	3,385	833	589
Income from associates	74	2	76	(50)	124	150	103	163

Profit/(loss) before tax	(388)	(5)	(393)	1,042	2,886	3,535	1,011	734

By geographical region
Europe	(278)	(24)	(302)	(50)	1,408	1,056	480	466
Hong Kong	(175)	2	(173)	–	(202)	(375)	(114)	(117)
Rest of Asia-Pacific	287	17	304	1,081	(42)	1,343	368	(14)
North America	(217)	–	(217)	–	1,725	1,508	795	795
Latin America	(5)	–	(5)	11	(3)	3	160	(60)

	(388)	(5)	(393)	1,042	2,886	3,535	1,011	734

	Year ended 31 December 2006 compared with year ended 31 December 2005

			2005
			at 2006	Acqui-
	2005 as	Currency	exchange	sitions and	Underlying	2006 as	Reported	Underlying
	reported	translation[1]	rates	disposals [2]	change	reported	change	change
Other	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest expense	(472)	(12)	(484)	–	(141)	(625)	(32)	(29)
Net fee income	220	3	223	–	(51)	172	(22)	(23)
Other income[3]	3,204	13	3,217	(11)	57	3,263	2	2

Net operating income[4]	2,952	4	2,956	(11)	(135)	2,810	(5)	(5)
Loan impairment charges and other credit risk provisions	(1)	–	(1)	–	(12)	(13)	(1,200)	(1,200)

Net operating income	2,951	4	2,955	(11)	(147)	2,797	(5)	(5)
Operating expenses	(2,976)	(15)	(2,991)	–	(268)	(3,259)	(10)	(9)

Operating loss	(25)	(11)	(36)	(11)	(415)	(462)	(1,748)	(1,153)
Income from associates	51	(1)	50	(3)	27	74	45	54

Profit/(loss) before tax	26	(12)	14	(14)	(388)	(388)	(1,592)	(2,771)

By geographical region
Europe	(168)	(4)	(172)	(14)	(92)	(278)	(65)	(53)
Hong Kong	(178)	(5)	(183)	–	8	(175)	2	4
Rest of Asia-Pacific	94	6	100	–	187	287	205	187
North America	165	1	166	–	(383)	(217)	(232)	(231)
Latin America	113	(10)	103	–	(108)	(5)	(104)	(105)

	26	(12)	14	(14)	(388)	(388)	(1,592)	(2,771)

For footnotes, see page 130.

Back to Contents

Analysis by customer group and global business

Profit/(loss) before tax and balance sheet data

		Year ended 31 December 2007

		Personal		Global			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other [8]	elimination[14]	Total
Total		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)		29,069	9,055	4,430	1,216	(542)	(5,433)	37,795
Net fee income/(expense)		11,742	3,972	4,901	1,615	(228)	–	22,002
Trading income excluding net interest income		38	265	3,503	525	127	–	4,458
Net interest income/(expense) on trading activities		140	31	(236)	9	(1)	5,433	5,376
Net trading income[5]		178	296	3,267	534	126	5,433	9,834
Net income/(expense) from financial instruments designated at fair value		1,333	22	(164)	(1)	2,893	–	4,083
Gains less losses from financial investments		351	90	1,313	119	83	–	1,956
Gains arising from dilution of interests in associates		–	–	–	–	1,092	–	1,092
Dividend income		55	8	222	7	32	–	324
Net earned insurance premiums .		8,271	733	93	–	(21)	–	9,076
Other operating income		387	165	1,218	58	3,523	(3,912)	1,439

Total operating income		51,386	14,341	15,280	3,548	6,958	(3,912)	87,601
Net insurance claims[6]		(8,147)	(391)	(70)	–	–	–	(8,608)

Net operating income[4]		43,239	13,950	15,210	3,548	6,958	(3,912)	78,993
Loan impairment charges and other credit risk provisions		(16,172)	(1,007)	(38)	(14)	(11)	–	(17,242)

Net operating income		27,067	12,943	15,172	3,534	6,947	(3,912)	61,751
Total operating expenses		(21,757)	(6,252)	(9,358)	(2,025)	(3,562)	3,912	(39,042)

Operating profit		5,310	6,691	5,814	1,509	3,385	–	22,709
Share of profit in associates and joint ventures		590	454	307	2	150	–	1,503

Profit before tax		5,900	7,145	6,121	1,511	3,535	–	24,212

		%	%	%	%	%		%

Share of HSBC’s profit before tax		24.4	29.5	25.3	6.2	14.6		100.0
Cost efficiency ratio		50.3	44.8	61.5	57.1	51.2		49.4

		US$m	US$m	US$m	US$m	US$m		US$m
Balance sheet data[7]
Loans and advances to customers (net)		464,726	220,068	250,464	43,612	2,678		981,548
Total assets		588,473	261,893	1,375,240	88,510	40,150		2,354,266
Customer accounts		450,071	237,987	299,879	106,197	2,006		1,096,140
The following assets and liabilities were significant to Global Banking and Markets:
–	loans and advances to banks (net)			199,506
–	trading assets, financial assets designated at fair value, and financial investments			674,647
–	deposits by banks			126,395

For footnotes, see page 130.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Customer groups > Profit before tax

Profit/(loss) before tax and balance sheet data (continued)

		Year ended 31 December 2006

		Personal		Global			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other [8]	elimination[14]	Total
Total		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)		26,076	7,514	3,168	1,011	(625)	(2,658)	34,486
Net fee income		8,762	3,207	3,718	1,323	172	–	17,182
Trading income/(expense) excluding net interest income		391	204	4,890	362	(228)	–	5,619
Net interest income/ (expense) on trading activities		220	20	(379)	2	82	2,658	2,603
Net trading income/(expense)[5]		611	224	4,511	364	(146)	2,658	8,222
Net income/(expense) from financial instruments designated at fair value		739	(22)	20	1	(81)	–	657
Gains less losses from financial investments		78	44	534	166	147	–	969
Dividend income		31	6	235	5	63	–	340
Net earned insurance premiums .		5,130	258	73	–	207	–	5,668
Other operating income		782	250	1,378	61	3,254	(3,179)	2,546

Total operating income		42,209	11,481	13,637	2,931	2,991	(3,179)	70,070
Net insurance claims[6]		(4,365)	(96)	(62)	–	(181)	–	(4,704)

Net operating income[4]		37,844	11,385	13,575	2,931	2,810	(3,179)	65,366
Loan impairment (charges)/ recoveries and other credit risk provisions		(9,949)	(697)	119	(33)	(13)	–	(10,573)

Net operating income		27,895	10,688	13,694	2,898	2,797	(3,179)	54,793
Total operating expenses		(18,818)	(4,979)	(7,991)	(1,685)	(3,259)	3,179	(33,553)

Operating profit/(loss)		9,077	5,709	5,703	1,213	(462)	–	21,240
Share of profit in associates and joint ventures		380	288	103	1	74	–	846

Profit/(loss) before tax		9,457	5,997	5,806	1,214	(388)	–	22,086

		%	%	%	%	%		%

Share of HSBC’s profit before tax		42.8	27.2	26.3	5.5	(1.8)		100.0
Cost efficiency ratio		49.7	43.7	58.9	57.5	116.0		51.3

		US$m	US$m	US$m	US$m	US$m		US$m
Balance sheet data[7]
Loans and advances to customers (net)		448,545	172,976	210,220	34,297	2,095		868,133
Total assets		546,568	213,450	994,436	73,026	33,278		1,860,758
Customer accounts		388,468	190,853	235,965	80,303	1,245		896,834
The following assets and liabilities were significant to Global Banking and Markets:
–	loans and advances to banks (net)			156,548
–	trading assets, financial assets designated at fair value, and financial investments			487,943
–	deposits by banks			92,954

For footnotes, see page 130.

Back to Contents

		Year ended 31 December 2005

		Personal		Global			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other [8]	elimination [14]	Total
Total		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)		23,351	6,310	3,001	848	(472)	(1,704)	31,334
Net fee income		7,313	2,876	2,967	1,080	220	–	14,456
Trading income/(expense) excluding net interest income		360	150	2,919	317	(90)	–	3,656
Net interest income/ (expense) on trading activities		214	(3)	306	–	(13)	1,704	2,208
Net trading income/(expense)[5]		574	147	3,225	317	(103)	1,704	5,864
Net income/(expense) from financial instruments designated at fair value		574	(12)	67	(1)	406	–	1,034
Gains less losses from financial investments		19	9	475	45	144	–	692
Dividend income		16	9	79	9	42	–	155
Net earned insurance premiums		4,864	236	76	–	260	–	5,436
Other operating income		729	327	1,621	68	2,634	(2,646)	2,733

Total operating income		37,440	9,902	11,511	2,366	3,131	(2,646)	61,704
Net insurance claims[6]		(3,716)	(118)	(54)	–	(179)	–	(4,067)

Net operating income[4]		33,724	9,784	11,457	2,366	2,952	(2,646)	57,637
Loan impairment (charges)/ recoveries and other credit risk provisions		(7,537)	(547)	272	12	(1)	–	(7,801)

Net operating income		26,187	9,237	11,729	2,378	2,951	(2,646)	49,836
Total operating expenses		(16,427)	(4,453)	(6,838)	(1,466)	(2,976)	2,646	(29,514)

Operating profit/(loss)		9,760	4,784	4,891	912	(25)	–	20,322
Share of profit in associates and joint ventures		144	177	272	–	51	–	644

Profit before tax		9,904	4,961	5,163	912	26	–	20,966

		%	%	%	%	%		%

Share of HSBC’s profit before tax		47.2	23.7	24.6	4.4	0.1		100.0
Cost efficiency ratio		48.7	45.5	59.7	62.0	100.8		51.2
		US$m	US$m	US$m	US$m	US$m		US$m

Balance sheet data[7]
Loans and advances to customers (net)		398,884	142,041	169,435	27,749	1,893		740,002
Total assets		484,314	175,120	755,056	59,827	27,653		1,501,970
Customer accounts		321,240	148,106	202,361	67,205	507		739,419
The following assets and liabilities were significant to Global Banking and Markets:
–	loans and advances to banks (net)			106,123
–	trading assets, financial assets designated at fair value, and financial investments			373,787
–	deposits by banks			65,853

For footnotes, see page 130.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Geographical regions>Summary>Competitive environment

Geographical regions

Summary of geographical regions

In the analysis of profit by geographical regions that follows, operating income and operating expenses include intra-HSBC items of US$1,985 million (2006: US$1,494 million; 2005: US$938 million).

Profit before tax	Year ended 31 December

	2007		2006		2005

	US$m	%	US$m	%	US$m	%

Europe	8,595	35.5	6,974	31.5	6,356	30.3
Hong Kong	7,339	30.3	5,182	23.5	4,517	21.5
Rest of Asia-Pacific	6,009	24.8	3,527	16.0	2,574	12.3
North America	91	0.4	4,668	21.1	5,915	28.2
Latin America	2,178	9.0	1,735	7.9	1,604	7.7

	24,212	100.0	22,086	100.0	20,966	100.0

Total assets[7]
	At 31 December

	2007		2006
	US$m	%	US$m	%

Europe	1,184,315	50.3	828,701	44.6
Hong Kong	332,691	14.1	272,428	14.6
Rest of Asia-Pacific	228,112	9.7	167,668	9.0
North America	510,092	21.7	511,190	27.5
Latin America	99,056	4.2	80,771	4.3

	2,354,266	100.0	1,860,758	100.0

For footnote, see page 130.

Additional information on results in 2007 may be found in the ‘Report of the Directors: Financial Review’ on pages 131 to 191.

Europe

HSBC’s principal banking operations in Europe are HSBC Bank plc (‘HSBC Bank’) in the UK, HSBC France, HSBC Bank A.S. in Turkey, HSBC Bank Malta p.l.c., HSBC Private Bank (Suisse) S.A., HSBC Trinkaus & Burkhardt AG and HSBC Guyerzeller Bank AG. Through these operations HSBC provides a wide range of banking, treasury and financial services to personal, commercial and corporate customers across Europe.

Hong Kong

HSBC’s principal banking subsidiaries in Hong Kong are The Hongkong and Shanghai Banking Corporation Limited (‘The Hongkong and Shanghai Banking Corporation’) and Hang Seng Bank Limited (‘Hang Seng Bank’). The former is the largest bank incorporated in Hong Kong and is HSBC’s flagship bank in the Asia-Pacific region. It is one of Hong Kong’s three note-issuing banks, accounting for more than 65 per cent by value of banknotes in circulation in 2007.

Rest of Asia-Pacific (including the Middle East)

HSBC offers personal, commercial, global banking and markets services in mainland China, mainly through its local subsidiary, HSBC Bank (China) Company Limited (‘HSBC Bank China’), which was incorporated in March 2007. The bank’s network spans 18 major cities, comprising 18 branches and 44 sub-branches. Hang Seng Bank offers personal and commercial banking services and operates 10 branches, 14 sub-branches and one representative office in 10 cities in mainland China. HSBC also participates indirectly in mainland China through its three associates, Bank of Communications (19.01 per cent owned), Ping An Insurance (16.78 per cent) and Industrial Bank (12.78 per cent), and has a further interest of 8 per cent in Bank of Shanghai.

Outside Hong Kong and mainland China, HSBC conducts business in 21 countries in the Asia-Pacific region, primarily through branches and subsidiaries of The Hongkong and Shanghai Banking Corporation, with particularly strong coverage in India, Indonesia, South Korea, Singapore and Taiwan. HSBC’s presence in the Middle East is led by HSBC Bank Middle East Limited (‘HSBC Bank Middle East’), whose network of branches,

Back to Contents

subsidiaries and associates has the widest coverage in the region; in Australia by HSBC Bank Australia Limited; and in Malaysia by HSBC Bank Malaysia Berhad (‘HSBC Bank Malaysia’), which is the largest foreign-owned bank in the country by operating income and pre-tax profits. HSBC’s associate in Saudi Arabia, The Saudi British Bank (40 per cent owned), is the Kingdom’s sixth largest bank by total assets.

North America

HSBC’s North American businesses are located in the US, Canada and Bermuda. Operations in the US are primarily conducted through HSBC Bank USA, N.A. (‘HSBC Bank USA’) which is concentrated in New York State, and HSBC Finance, a national consumer finance company based in Chicago. HSBC Markets (USA) Inc. is the intermediate holding company of, inter alia, HSBC Securities (USA) Inc., a registered broker and dealer of securities and a registered futures commission merchant. HSBC Bank Canada and The Bank of Bermuda Limited (‘Bank of Bermuda’) operate in their respective countries.

Latin America

HSBC’s operations in Latin America and the Caribbean principally comprise HSBC México, S.A. (‘HSBC Mexico’), HSBC Bank Brasil S.A.-Banco Múltiplo (‘HSBC Bank Brazil’), HSBC Bank Argentina S.A. (‘HSBC Bank Argentina’) and HSBC Bank (Panama) S.A. (‘HSBC Bank Panama’), formerly Grupo Banistmo S.A., which owns subsidiaries in Costa Rica, Honduras, Colombia, Nicaragua and El Salvador. HSBC is also represented by subsidiaries in Chile, the Bahamas, Peru, Paraguay and Uruguay and by a representative office in Venezuela. In addition to banking services, HSBC operates insurance businesses in Mexico, Argentina, Brazil, Panama, Honduras and El Salvador. In Brazil, HSBC offers consumer finance products through its subsidiary, Losango.

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

Regulators routinely monitor and investigate the competitiveness of the financial services industry (of which HSBC is a part) in a number of areas, particularly in the UK and continental Europe. HSBC’s policy is to co-operate and work positively with all its regulators, providing data and perspective on those issues which affect all financial service providers both directly and through industry bodies.

Global factors

Market liquidity

The ‘credit crunch’ disruption in credit markets that began in the latter half of 2007 is resulting in the movement of assets back on to banks’ balance sheets, absorbing capital and constraining banks’ ability to lend. The disruption has created an imbalance between the supply and demand for many classes of financial assets and has led to the traditional buyers of debt adopting a very cautious approach to the purchase of any securities which are neither fully transparent in risk profile nor of assured liquidity. Although this liquidity strain began in the asset-backed securities markets, it has since spread to more traditional investment classes. In this environment, the scope for a bank to originate assets beyond its capacity to hold them to term is limited by its available capital and funding resources. This environment is less disruptive to banks that fund their lending through deposits than those that rely on the securitisation markets for funding.

Progressive alignment of the capital adequacy framework towards economic capital

As major banks move to the new Basel II capital adequacy framework (see ‘Basel II’ on page 284), their capital requirements will necessarily be more closely matched with their risk profiles. In an environment of economic uncertainty, many banks may need to reduce lending due to forecast increases in capital requirements arising from deterioration in the quality of their credit risk exposures. This reduction in risk appetite may potentially accelerate the deterioration in credit quality as credit availability is restricted during a downturn in the economic cycle. When coupled with a lack of market liquidity, this may lead to polarisation within the banking system. Banks with greater capital and liquidity resources are better placed to meet the ongoing banking requirements of their customers than other banks which are more constrained in this regard.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Competitive environment

Advances in technology

Customer transaction volumes continue to grow at a rate considerably ahead of the growth in underlying balances or accounts, leading many banks to seek to reduce unit costs per service transaction in order to maintain margins. The deployment of automated secure transaction channels requires significant investment, providing a competitive advantage to banks with larger scale. Despite widespread adoption by both banks and customers of new distribution channels, the expected reduction in volumes of transactions through traditional channels has been slow to materialise and many banking customers continue to prefer to use them. The younger generation of customers, however, tends to be more comfortable with system-aided self-service, particularly for savings accounts, credit cards and simple investments. HSBC expects the sophistication of products sold in direct channels and adoption rates to increase, as the use of 24-hour self-service channels, such as ATMs, internet, mobile, and voice response units becomes increasingly commonplace.

Regulation

Initiatives such as Basel II, together with the increasingly international scope of financial services, have raised the level of cooperation between regulatory authorities in different countries. Enhanced understanding of how risks are originated and dispersed in modern financial markets has reinforced the need to address how best to regulate the increasingly integrated and international nature of banking and financial services; this has been evidenced most recently in coordinated discussions on the global liquidity disruption. In addition, the enlargement of the EU, the introduction of the Markets in Financial Instruments Directive (‘MIFID’) and the continued effort to endorse consistent standards and enforcement has encouraged regulatory bodies to work together more closely. Interaction and cooperation have led to competitive and regulatory issues emerging in one country rapidly being taken up in other jurisdictions. Uniform global standards, however, continue to be complicated by differing local interpretations, or additional local regulation.

Regional factors

Europe

Across Europe, in all sectors, HSBC competes with a growing range of institutions. These markets are characterised by rapid innovation, margin compression through competition and a constant flow of new entrants. Regulators monitor the financial services sector closely and conduct reviews into the long-term evolution of the industry. Legislators are enforcing legislation with the aim of improving competition and protecting consumers.

     In November 2007, the European Commission announced that in order to improve the competitiveness and efficiency of European retail financial services markets, reviews would be undertaken to improve customer choice and mobility within the single market; better facilitate retail insurance markets; achieve progress towards adequate and consistent rules for the distribution of retail investment products; and promote financial education, financial inclusion and adequate redress for consumers.

     Following a long running investigation, the Competition Directorate-General determined that MasterCard’s multilateral interchange fees for cross-border payment card transactions violate EU competition rules. MasterCard has six months to comply or respond. HSBC is fully engaged in the case through its membership of MasterCard.

     A number of key EU measures intended to facilitate development of the single market and increase competition came into effect during the year; principally, transposition of the Markets in Financial Instruments Directive in November 2007. Implementation of phase 1 of the Single Euro Payments Area programme occurred in January 2008.

UK

Financial services, including retail banking, is a highly competitive sector in the UK, led by several national and international institutions which compete on both price and service quality. Domestic acquisitions or mergers are limited. The sector is closely regulated, and a series of investigations with particular relevance to Personal Financial Services remain in progress.

     In July 2007, a group of seven banks (including HSBC) and one building society announced that they had agreed with the Office of Fair Trading (‘OFT’) that the legal status and enforceability of certain of the charges applied to their personal customers in relation to unauthorised overdrafts should be tested in the High Court. Certain preliminary issues in the case came before the High Court in a trial starting in January 2008 and this part of the case concluded in February 2008. At the date of this report, judgement in the case is awaited. The OFT is also conducting a market study into competition for personal current accounts.

Back to Contents

     The Competition Commission (‘CC’) commenced an investigation into the payment protection insurance (‘PPI’) market in February 2007 and published its Emerging Thinking document in November 2007. Provisional findings are due in May 2008 and the final report towards the end of the year. Similarly, the Financial Services Authority (‘FSA’) conducted the third phase of its review of the sales processes and systems around the sale of PPI policies and is now undertaking further assessment of firms’ performance in this area.

     In December 2007, the CC announced its decision to lift the price controls imposed in 2003 on HSBC and the other three largest banks providing services to small and medium-sized enterprises in the UK. This is expected to result in greater competition and innovation within the market.

     During 2007, the OFT continued to investigate competition issues in connection with the setting of multilateral interchange fees for domestic credit card payments.

France

In 2007, interest rates in the eurozone increased while growth in real estate investment stabilised. Income tax relief on new personal real estate loans was introduced following the presidential elections, though potential benefits to customers were offset by higher interest rates. Real estate mortgage loans remained the primary product by which banks attracted new customers and, as a result, competitive pricing led to decreased margins.

     The French government introduced various fiscal incentives in the second half of 2007 which reduced tax on overtime pay and introduced a cap on the total tax paid by households at 50 per cent of income. These measures increased the disposable income of wealthier individuals who qualify for HSBC Premier and Private Banking services.

     The commercial treasury bills market contracted and companies had difficulty obtaining facilities in the second half of 2007 due to market uncertainty. This trend is expected to continue in 2008.

Hong Kong

The lending market remained active in 2007, initially driven by investment-related loans and, subsequently, as interest rates declined and market uncertainty increased, by property loans. A robust labour market and rising household wealth supported growth in consumer spending. As a result, demand for personal loans and credit cards rose.

     In the middle of 2007, downward pressure on interest rates and an overall improvement in the property market led to increased demand for mortgages. Prices for high-end properties rose, though competition in traditional mortgage products remained fierce.

     Rising equity markets stimulated sales of investment products and related loans. After a lull in demand in August and September, when disruption to money markets intensified as the implications for asset-backed securities of the growing credit crisis were reassessed, the market experienced intense volatility, accentuated by the possibility of a recession in the US.

     Funds were attracted to Hong Kong during the year in anticipation of sustained appreciation of the renminbi as well as a positive outlook for the mainland Chinese stocks listed in Hong Kong. Deposit growth remained robust throughout the year and the status of Hong Kong as the chief financial centre to service the needs of businesses in Southern China was enhanced.

Rest of Asia-Pacific
(including the Middle East)

The business environment in the region remained highly competitive, notwithstanding increased demand for credit in Asian countries partially resulting from lower interest rates. In particular, short-term interest rates in mainland China, India, Indonesia, Malaysia and Singapore were less than the nominal Gross Domestic Product (‘GDP’) growth rate.

Mainland China

The People’s Bank of China indicated that it would continue to apply tight monetary policy to address excess domestic liquidity, to curb lending and to strengthen macro-economic conditions. Loan growth in mainland China remained robust despite this tightening and the benchmark one-year lending rate increased to 7.47 per cent by the end of 2007. The renminbi reserve requirement ratio for depository financial institutions increased to 14.5 per cent.

India

Loan growth in 2007 slowed due to earlier monetary tightening and adverse regulatory policies which restricted the activities of recovery agents. Aggressive growth strategies by several banks compressed margins and reduced overall asset quality.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Competitive environment

Middle East

The competitive environment in the Middle East intensified during 2007 as the regional economy prospered on the back of record oil prices, which prompted a surge in infrastructure development and construction activities. The Dubai International Finance Centre and the Qatar Financial Centre continued to attract a number of international institutions to set up operations in the region, particularly in the investment and private banking sectors.

     Islamic banking activities continued to grow as a percentage of the market with the establishment of two prominent banks during the year. A number of competitor banks introduced innovative products and launched reward programmes to attract and retain customers.

Malaysia, South Korea, Indonesia and Taiwan

Competition in the Malaysian banking sector remained high as average lending rates continued to decline, despite no change to central bank policy. Banks in South Korea faced increased funding costs as they competed for deposits with securities firms who offered competitive rates on cash management accounts. Measures to cool the real estate sector also resulted in deterioration of asset quality for loans associated with real estate and construction. Loan growth in Indonesia increased in late 2007, as the central bank of Indonesia continued to ease monetary policy. In Taiwan, loan demand increased in 2007 although it remained relatively low.

North America

US

The Group’s principal US subsidiaries, HSBC Bank USA and HSBC Finance, faced unprecedented shifts and uncertainties in the credit environment as the US housing market continued to deteriorate. This precipitated significant changes in the competitor landscape.

     Increased payments on resetting adjustable-rate mortgages (‘ARMs’), together with falling house prices, led to turmoil in the mortgage industry as deteriorating credit quality led to a loss of appetite among buyers of securitised mortgages in the secondary market. The contraction of this important funding source undermined the business models of many market participants and over 100 competitors closed, declared bankruptcy or were taken over in 2007. Influences on the market for securitised mortgages had consequential effects on broader credit markets and resulted in a general tightening of credit availability, with particular impact on financial institutions exposed to sub-prime residential mortgages. Illiquidity in the markets for related credit derivatives impacted the valuation of such instruments.

     The remaining sub-prime mortgage providers tightened underwriting standards and increased rates to reduce volumes, as they were obligated to retain originated loans. Previously, most of these loans had been packaged and sold to third party investors on the secondary market. Major market participants acted to reduce the number of foreclosures resulting from ARMs by offering m odified loan terms to customers in financial distress. These initiatives were supported and encouraged by federal and state regulators. HSBC was one of the first institutions to take a lead in this respect.

     Regulatory scrutiny of the credit card industry increased in 2007 and, although no new major legislation was announced, a number of institutions, including HSBC, amended credit card terms and changed certain charging practices, benefiting customers but at a cost to lenders. Notwithstanding this, credit card competition remained fierce throughout 2007, with the launch of a number of innovative new products including environmentally-themed initiatives and online substitutes for traditional cards.

Canada

In Canada, the six largest banks retained their significant presence in the country’s financial services industry. Markets remained competitive, however, with largely equivalent products being offered by banks, insurance companies and other financial institutions. Canadian financial markets felt the effects of the downturn in US residential property markets as certain asset-backed commercial paper conduits experienced difficulty funding their obligations. A group of Canadian and international banks established accords to support these vehicles.

Latin America

Mexico

In Mexico, the banking industry remained centred around the five largest institutions (including HSBC), which control 80 per cent of the banking system’s assets. Penetration of the formal financial system remained low compared with other developing economies in the region, while demographics indicated a young and growing population. Bank financing to the private sector was less than 20 per cent of GDP, indicating significant room for growth. In this context, the overall banking

Back to Contents

system continued to expand credit rapidly and loan growth has exceeded 20 per cent per annum over the last two years.

     In 2007, eight new banking licences were granted and over 350 non-bank intermediaries entered the consumer market. An amendment to legislation late in 2007 granted specialised banking licenses with reduced regulatory requirements. This is expected to further boost competitive forces.

     Mexican banks faced additional legislation with the imposition of tariff restrictions on deposit account fees and ATM commissions. HSBC continued to increase its market share in core consumer, commercial and corporate banking products, and sought to differentiate itself through customer service. HSBC is well positioned to capitalise on economic growth with its extensive branch and ATM network.

Central America

HSBC has financial services operations in Panama, El Salvador, Costa Rica, Honduras, Colombia and Nicaragua. Central America’s banking industry has attracted significant foreign investment in recent years due to its expanding domestic economies. In the last two years, a number of international groups established major retail banking operations through a series of purchases. In El Salvador and Costa Rica, foreign banks and local governments own the majority of banking institutions. Panama, Honduras and Guatemala continued to be served by several large, independent domestic banking institutions.

     International banks operating in Central America increased their presence and, hence, the availability of reliable financing sources. These banks are also expected to accelerate the adoption of improved corporate and risk management practices in the region, together with a more efficient allocation of resources.

Brazil

In Brazil, the top ten banking groups accounted for 71 per cent of banking assets and 87 per cent of branches, unchanged from 2006. These groups include local state-owned banks, privately-owned banks and large foreign banks (including HSBC). Privately-owned banks continued to grow their market share (from 57 per cent in 2006 to 62 per cent in 2007), through consolidation and growth in credit operations, due to the positive economic conditions. Further consolidation took place when Banco Santander acquired Banco Real as part of the successful consortium bid for ABN Amro.

     Total lending as a percentage of GDP was 35 per cent, remaining relatively low by international standards. Improved access to financial services and increased participation in the formal economy indicate the potential for further growth in the financial services sector.

Argentina

International financial groups and local banks with largely equivalent product and service offerings formed HSBC’s major competition in Argentina.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Europe >2007

Europe

Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &		Private
	Services	Banking	Markets	[13]	Banking	Other	Total
	US$m	US$m	US$m		US$m	US$m	US$m
Year ended 31 December 2007
United Kingdom	1,221	2,064	1,214		317	976	5,792
France[15]	173	192	692		25	(49)	1,033
Germany	–	36	195		45	19	295
Malta	45	67	45		–	–	157
Switzerland	–	–	–		475	–	475
Turkey	144	75	118		(1)	–	336
Other	(2)	82	263		54	110	507

	1,581	2,516	2,527		915	1,056	8,595

Year ended 31 December 2006
United Kingdom	1,496	1,801	1,299		380	(185)	4,791
France[15]	174	236	545		22	(107)	870
Germany	–	29	114		41	16	200
Malta	42	50	29		–	–	121
Switzerland	–	–	–		305	–	305
Turkey	121	50	64		–	(18)	217
Other	76	68	253		57	16	470

	1,909	2,234	2,304		805	(278)	6,974

Year ended 31 December 2005
United Kingdom	1,475	1,495	1,186		171	(47)	4,280
France[15]	223	278	472		7	(147)	833
Germany	–	42	131		48	16	237
Malta	29	46	31		–	–	106
Switzerland	–	–	–		254	–	254
Turkey	134	39	92		–	–	265
Other	71	39	202		59	10	381

	1,932	1,939	2,114		539	(168)	6,356

Loans and advances to customers (net) by country
	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m

United Kingdom	326,927	305,758	245,004
France[15]	81,473	55,491	43,772
Germany	6,411	4,439	3,349
Malta	4,157	3,456	2,794
Switzerland	13,789	9,151	7,312
Turkey	7,974	5,233	3,787
Other	11,544	8,971	6,519

	452,275	392,499	312,537

For footnotes, see page 130.

Back to Contents
Customer accounts by country
	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m

United Kingdom	367,363	318,614	246,723
France[15]	64,905	43,372	39,359
Germany	10,282	11,607	8,393
Malta	5,947	4,529	3,760
Switzerland	41,015	30,062	26,984
Turkey	6,473	4,140	3,493
Other	8,969	7,041	5,488

	504,954	419,365	334,200

Profit before tax
	Year ended 31 December

	2007	2006	2005
Europe	US$m	US$m	US$m

Net interest income	7,746	8,289	8,221
Net fee income	8,431	7,108	6,299
Net trading income	6,943	4,529	3,036
Net income from financial instruments designated at fair value	1,226	144	362
Gains less losses from financial investments	1,326	624	439
Dividend income	171	183	63
Net earned insurance premiums	4,010	1,298	1,599
Other operating income	1,193	1,428	1,603

Total operating income	31,046	23,603	21,622
Net insurance claims incurred and movement in liabilities to policyholders .	(3,479)	(531)	(818)

Net operating income before loan impairment charges and other credit risk provisions	27,567	23,072	20,804
Loan impairment charges and other credit risk provisions	(2,542)	(2,155)	(1,929)

Net operating income	25,025	20,917	18,875
Total operating expenses	(16,525)	(13,871)	(12,639)

Operating profit	8,500	7,046	6,236
Share of profit/(loss) in associates and joint ventures	95	(72)	120

Profit before tax	8,595	6,974	6,356

	%	%	%
Share of HSBC’s profit before tax	35.5	31.5	30.3
Cost efficiency ratio	59.9	60.1	60.8
Year-end staff numbers (full-time equivalent)	82,166	78,311	77,755

Balance sheet data[7]
	At 31 December

	2007	2006	2005
	US$m	US$m	US$m

Loans and advances to customers (net)	452,275	392,499	312,537
Loans and advances to banks (net)	104,527	76,830	44,360
Trading assets, financial instruments designated at fair value and financial investments[16]	445,258	242,010	146,777
Total assets	1,184,315	828,701	636,703
Deposits by banks	87,491	67,821	47,202
Customer accounts	504,954	419,365	334,200

For footnotes, see page 130.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Europe >2007

Year ended 31 December 2007 compared with year ended 31 December 2006

Economic briefing

In the UK, GDP growth accelerated in 2007 to 3.1 per cent from 2.9 per cent in 2006, mainly as a result of buoyant consumer and investment spending. Net trade depressed GDP growth through 2007, and the current account deficit reached a record 5.7 per cent of GDP in the third quarter of the year. Employment growth was fairly subdued, rising by approximately 0.7 per cent during the year. Consumer Price Index (‘CPI’) inflation reached a decade-long high of 3.1 per cent in March but subsequently fell back to 2.1 per cent by the year-end, close to the Bank of England’s 2 per cent target. After a strong start to the year, nominal house prices declined and housing activity diminished in the final months of 2007. The Bank of England raised interest rates by 75 basis points during 2007 to a peak of 5.75 per cent, but subsequently reduced them to 5.5 per cent at the end of 2007.

     The expansion of the eurozone economy continued steadily in 2007, with GDP growth of 2.7 per cent. As in the UK, much of the momentum came from strength in business investment and exports as global demand remained strong, particularly from emerging markets. Consumption was relatively subdued, despite declining unemployment, although fiscal reforms (particularly in Germany) are believed to have depressed household expenditure. Eurozone inflation increased steadily during the second half of the year to an annual rate of 3.1 per cent in December, driven largely by rises in food and energy prices. The European Central Bank (‘ECB’) raised interest rates by 50 basis points during 2007, to finish the year at 4 per cent.

     In Turkey , economic activity softened as the year progressed, with GDP rising by 3.9 per cent during the first three quarters of 2007 against the comparable period of 2006. Headline inflation remained under pressure from increases in energy and food prices, though core indicators improved markedly, prompting Turkey’s central bank to cautiously ease monetary policy. The current account deficit stabilised at about 7 per cent of GDP with rising service sector receipts from tourism, although high energy costs may cause the trade balance to deteriorate.

Reconciliation of reported and underlying profit before tax

	Year ended 31 December 2007 compared with year ended 31 December 2006

			2006	Acquisitions,
	2006		at 2007	disposals		2007
	as	Currency	exchange	and dilution	Underlying	as	Reported	Underlying
	reported	translation [1]	rates	gains [2]	change	reported	change	change
Europe	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	8,289	635	8,924	416	(1,594)	7,746	(7)	(18)
Net fee income	7,108	586	7,694	(80)	817	8,431	19	11
Other income[3]	7,675	576	8,251	(143)	3,282	11,390	48	40

Net operating income[4]	23,072	1,797	24,869	193	2,505	27,567	19	10
Loan impairment charges and other credit risk provisions	(2,155)	(147)	(2,302)	–	(240)	(2,542)	(18)	(10)

Net operating income	20,917	1,650	22,567	193	2,265	25,025	20	10
Operating expenses	(13,871)	(1,076)	(14,947)	(49)	(1,529)	(16,525)	(19)	(10)

Operating profit	7,046	574	7,620	144	736	8,500	21	10
Income from associates	(72)	(6)	(78)	(50)	223	95	232	286

Profit before tax	6,974	568	7,542	94	959	8,595	23	13

For footnotes, see page 130.

Review of business performance

European operations reported a pre-tax profit of US$8.6 billion, compared with US$7.0 billion in 2006, an increase of 23 per cent. On an underlying basis, pre-tax profits improved by 13 per cent.

     In March 2007, HSBC acquired its partner’s shares in life, property and casualty insurer, HSBC

Assurances. The results of HSBC Assurances are excluded from the underlying commentary below.

     In Commercial Banking, growth in deposit and lending balances in the UK and ongoing business expansion in Turkey and Malta led to steady growth in revenues. This was partly offset by increased loan impairment charges and higher costs associated with

Back to Contents

business expansion. In Global Banking and Markets, higher income from most businesses was offset by trading losses in Credit and Rates and increased costs. Strong profit growth in Private Banking was driven by an increased client appetite for discretionary portfolios, a rise in lending volumes and further improvements in cross-referrals. In Personal Financial Services, a fall in pre-tax profits reflected ex gratia payments expensed in respect of overdraft fees applied in previous years and a provision for reimbursement of certain charges on historic will trusts and other related services. The ‘Other’ segment benefited from a US$1.3 billion fair value gain in HSBC’s own debt.

     The following commentary is on an underlying basis.

     Personal Financial Services reported a pre-tax profit of US$1.6 billion, a decrease of 31 per cent compared with 2006. Income growth lagged cost growth, principally as a result of ex gratia payments expensed in respect of overdraft fees applied in previous years which are subject to current legal challenge.

     In the UK, HSBC continued to concentrate on enhancing services offered to customers, with the intention of making HSBC the ‘Best Place to Bank’. HSBC Premier was relaunched simultaneously in 35 countries, including the UK. All Personal Internet Banking customers now have the ability to send money in over 80 currencies to 234 countries. To make its fees and charges more transparent, HSBC in the UK began to show warning messages on ATMs if the customer’s cash withdrawal would cause a fee to be incurred.

     In France, successful marketing campaigns continued to improve brand awareness and grow customer numbers, specifically HSBC Premier and Student accounts. The latter benefited from the signing of 120 partnerships with business schools.

     In Turkey, the benefit of significant growth from new customer acquisition, boosted by successful cross-sell activities and higher balances, more than offset increased costs incurred in supporting business expansion.

     Net interest income was broadly in line with 2006. In the UK, effective deposit pricing, coupled with interest rate rises in the first half of 2007, led to wider deposit spreads and higher balances. This benefit was partly offset by lower margins on mortgages as customers switched to fixed rate products.

     Average unsecured lending balances in the UK declined by 5 per cent as HSBC restricted its credit appetite to customers who satisfied tighter underwriting criteria. Spreads narrowed as the portfolio mix shifted towards these better quality, lower-yielding loans.

     Savings balances grew by 15 per cent, driven by competitive rates and new products, such as the Online Bonus Savers, a ‘one click’ savings product offering real-time account opening, instantly ready for funding. Together with improved spreads, this contributed to a 29 per cent increase in net interest income on savings products.

     Average current account balances in the UK increased to US$31 billion. Sales of HSBC’s premium service, fee-based current accounts (HSBC Premier and Plus) remained major drivers of underlying performance, with significant year-on-year sales growth.

     UK credit card balances grew by 4 per cent in a declining market, with growth concentrated in the Partnership card and Marks and Spencer (‘M&S Money’) portfolios. This benefit was more than offset by pressure on spreads driven by a run-off in higher-yielding accounts in the Partnership cards business. In line with the Group’s risk-based concentration on a narrower range of customers, HSBC disposed of part of its non-core credit card portfolio, principally the Marbles brand, in the last quarter of 2007.

     In light of changing market conditions, significant investment was made in retraining the mortgages sales force during 2007. Average mortgage balances were broadly in line with last year, while the portfolio mix shifted towards fixed rate products. This, together with base rate rises, caused spreads to tighten.

     In France, customer acquisition and the consolidation of existing relationships resulted in an 8 per cent rise in average deposit balances, higher than the overall market increase. Average lending balances grew by 16 per cent, mainly property-related lending. The benefit of these increases in volumes was more than offset by narrower spreads due to competitive pressures and maturing of previously higher-yielding hedging products. As a result, net interest income fell by 11 per cent.

     In Turkey, net interest income increased by 17 per cent due to strong balance sheet growth. HSBC added over 600,000 new personal customers during 2007, significantly exceeding its target. Average deposit balances rose by 28 per cent, largely driven by customer recruitment through new branch openings and ongoing efforts to build brand awareness. Deposit spreads remained narrow as

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Europe >2007

interest rates started to decline during the second half of 2007 following rate rises earlier in the year. Average lending balances increased by 28 per cent. The income benefit from these increases was partly offset by the impact of market-wide credit calming measures which, together with increased competition, adversely affected margins on lending and credit cards.

     Net fee income increased by 13 per cent, largely driven by higher sales of fee-earning packaged current accounts in the UK and credit cards in Turkey, where HSBC recorded significant growth of over 740,000 new cards. This was partly offset by a US$25 million decrease in credit card default fees in the UK as HSBC reduced its fee following the outcome of an investigation by the OFT in April 2006. In France, fee income grew by 7 per cent through improved transactional commissions, mainly from increased sales of packaged accounts and higher life insurance fees.

     In the UK, pensions and life investment sales increased as did home and motor insurance sales, the success of the M&S Money motor insurance campaign led to M&S Money rising to fourth in the market for online sales. However, the insurance results were adversely affected by lower income from payment protection products and flood claims in the summer.

     Net trading income largely reflected the fair value measurement of embedded options linked to government regulated home savings products in France. In 2006, there was a large gain; this did not recur in 2007.

     Gains on the sale of financial investments in 2007 included a share in HSBC’s sale of Marfin Popular Bank, an investment acquired in a share swap agreement with The Cyprus Popular Bank as part of the sale of HSBC’s stake in the latter in 2006. In addition, a gain arose from the merger of two payment services providers and there were two further gains on the share of profits from the MasterCard Incorporated IPO, although to a lesser extent than in 2006.

     Other operating income declined significantly, due to a fall in the present value of in-force (‘PVIF’) long-term insurance business, following a change in FSA regulations which permitted certain rules relating to the calculation of actuarial liabilities for the long-term insurance business to be relaxed. This was offset by a corresponding reduction in provisions reported in ‘Net insurance claims and movements in liabilities to policyholders’. HSBC recorded a loss on the disposal of the Marbles brand cards portfolio, offset by the sale of other card portfolios at a profit. In 2006, HSBC benefited from a share of the gain on the sale of its stake in The Cyprus Popular Bank.

     Loan impairment charges and other credit risk provisions of US$2.0 billion were 4 per cent higher than in 2006. In the UK consumer finance business, refinements to the methodology used to calculate roll-rate percentages resulted in a higher charge in the first half of the year. Excluding this, loan impairment charges were marginally lower than in 2006. Loan impairment charges in the second half of 2007 were lower than in the first half of the year, as overall credit quality improved following measures taken in the recent past to tighten underwriting standards and improve the credit quality of new business. Although losses from mortgage lending remained low, maximum loan to value ratios were reduced during the year to mitigate the effects of a possible housing market downturn. In France, loan impairment charges remained low, albeit higher than in 2006, as credit quality remained good. In Turkey, credit quality remained stable and growth in loan impairment charges followed increases in lending balances.

     Operating expenses were 11 per cent higher than in 2006. In the UK, US$227 million arose from ex gratia payments expensed in respect of overdraft fees applied in previous years, and a further US$169 million was provided for reimbursement of certain charges on historic will trusts and other related services.

     HSBC concentrated discretionary investment on technology that promotes straight-through processing, allowing customers to purchase products online. This will improve processing time and reduce errors caused by human intervention. As part of the ongoing branch refurbishment programme, a further 52 branches were refurbished during 2007.

     In France, operating expenses rose as HSBC made further investments to take advantage of Group synergies. In October 2007, IT systems were successfully migrated onto HSBC’s core banking platform. This will enable HSBC France to integrate its branded operations and benefit from the Group’s expertise in technology, process and products. In Turkey, ongoing investment in capacity and infrastructure to support business growth, as evidenced by the opening of 45 branches during 2007, contributed to a 17 per cent increase in operating expenses.

     Commercial Banking reported a pre-tax profit of US$2.5 billion, an increase of 4 per cent. Revenues rose by 12 per cent as a result of both balance sheet growth and an increase in fee-based

Back to Contents

product income, driven by customer recruitment and the expansion of the small and mid-market segments in Turkey and Malta. These benefits were partly offset by higher loan impairment charges, principally on corporate relationship managed accounts in the UK and increased operating expenses from ongoing business expansion throughout the region.

     HSBC continued to expand the scope of its services in European emerging markets with the recruitment of a further 36 relationship managers. HSBCnet was launched in Armenia, Kazakhstan, Malta, Poland, the Czech Republic and Slovakia during the year. Significant income growth was recorded in Armenia and Poland, countries which offer potential for high GDP growth going forward and demand for conventional trade services.

     In support of HSBC’s strategy to be the leading international commercial bank, dedicated international corporate teams were established in London and Paris to drive and support cross-border business. Global Links and International Business Centres are now available in 11 European countries, simplifying cross-border account opening for customers and more than tripling successful outward referrals over 2006.

     Net interest income increased by 7 per cent in 2007, largely from growth in the UK, Turkey, Germany and Malta. In the UK, a 10 per cent growth in deposit balances was primarily driven by a successful negotiated-rate deposit product launched in 2005. This helped fund lending growth of 14 per cent, which was largely the result of strong growth in corporate and structured banking and customer numbers in commercial centres. These income benefits were partly offset by narrower margins on loans and overdrafts as a result of increasingly competitive market conditions.

     In France, HSBC continued to increase its client base, reflecting the ongoing success of initiatives to raise its brand profile and improve customer segmentation. HSBC reinforced its position as the leading international bank and increased the recruitment of new customers, particularly small businesses with high potential. Average lending balances increased by 19 per cent and average deposit balances, boosted by the financial markets crisis in the second half of the year, increased by 22 per cent. The income benefit of this balance sheet growth was more than offset by competitive pressures on margins and the maturity of previously higher-yielding hedging products. As a result, net interest income was slightly lower than 2006.

     Net interest income in Turkey increased by 46 per cent, as HSBC continued to develop its service offerings for its micro, small and mid-market business customers. Income benefited from growth of 108 per cent in small and micro customer lending together with a 114 basis point increase in spreads. This upward trend in lending spreads was driven by new product bundles and growth in Commercial Banking’s profitable overdraft account. Average deposit balances rose by 4 per cent in Turkey, in part due to an increase in cash management clients, with wider margins further benefiting income.

     Net fee income increased by 18 per cent. Excluding Commercial Banking’s share of Insurance Brokers’ fees previously reported in the ‘Other’ segment, net fee income rose by 5 per cent. In the UK, a modest increase in net fee income was driven by growth in foreign exchange fees and card activity following the small-business credit card product successfully launched in May 2006. In Turkey, net fee income grew by 42 per cent, driven by investment banking, advisory and structured finance transactions, mainly due to a 15 per cent increase in corporate clients. Trade products also drove fee income and referrals from other HSBC Group offices which further contributed to the increase. In France, net fee income grew by 9 per cent, as customer acquisition and the consolidation of existing relationships led to a 9 per cent increase in transaction fees.

     Gains on the sale of financial investments in 2007 reflected Commercial Banking’s share of HSBC’s sale of Marfin Popular Bank, an investment acquired in a share swap agreement with The Cyprus Popular Bank Limited (‘Cyprus Popular Bank’), as part of the sale of HSBC’s stake in the latter in 2006. 2007 benefited from further gains on the share of profits from the MasterCard Incorporated IPO, to a similar extent as in 2006.

     Other operating income declined significantly, due to a fall in the PVIF long-term insurance business, following a change in FSA regulations. This was offset by a corresponding reduction in provisions reported in ‘Net insurance claims and movements in liabilities to policyholders’. The non-recurrence of Commercial Banking’s US$38 million share of the gain on the sale of HSBC’s stake in Cyprus Popular Bank also contributed to the fall in other operating income.

     Loan impairment charges and other credit risk provisions remained low despite a 23 per cent rise on levels recorded in 2006. In the UK, loan impairment charges increased; this was concentrated in four large corporate accounts. In France, credit quality remained good and loan impairment charges stayed

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Europe >2007/2006

low despite balance sheet growth. In Turkey, increased charges reflected growth in lending volumes as general credit quality remained satisfactory.

     Excluding Insurance Brokers, operating expenses increased by 7 per cent. Across Europe, costs were higher as a result of sales staff recruitment and other costs to support business development and expansion, particularly in Turkey and Eastern Europe. In addition, France incurred incremental restructuring costs relating to the migration of IT systems onto HSBC’s core banking platform.

     Global Banking and Markets in Europe reported a pre-tax profit of US$2.5 billion, broadly in line with 2006 despite write-downs in credit, structured credit derivatives and certain positions in leveraged and acquisition finance, resulting from the challenging credit market in the second half of 2007. Apart from these product lines, the Global Markets and Global Banking businesses reported robust growth complemented by significant gains on principal investments. The cost efficiency ratio deteriorated by 3 percentage points.

     Total operating income increased by 7 per cent to US$7.6 billion. Strong foreign exchange and equities trading income drove revenue growth, enhanced by higher advisory fees and fair value gains in financing and capital markets. Securities services benefited from higher transaction volumes driven by increased market volatility. A rise in revenues from payments and cash management and principal investments further boosted income. This growth was partly offset by significant write-downs in credit and structured derivatives.

     In the UK, payments and cash management income grew due to higher customer balances, which rose as the liquidity crisis led customers to increase their cash balances. In Turkey, higher balance sheet management revenues contributed US$12 million.

     Net fee income was 28 per cent higher, with robust growth in income from financing businesses in line with greater market activity in the UK and France in the first half of 2007. In securities services, a rise in volumes and new client mandates drove the increase in revenues. Assets under custody grew by 16 per cent.

     Overall, income from trading activities fell due to US$713 million of write-downs reported in credit, structured credit derivatives and leveraged and acquisition finance in the UK. These were partly offset by strong growth in foreign exchange driven by market volatility and a weakening US dollar. In equities, strong trading income from core products was supplemented by a gain from the sale of Euronext shares. In France, the continuing trend of higher income from structured derivatives reflected the benefit of investment to enhance capabilities. The credit market dislocation also led to an adverse fair value adjustment in respect of loan commitments outstanding when global credit spreads widened in the second half of 2007.

     The UK principal investments business benefited a small number of significant realisations during the year. Gains less losses from financial investments rose to US$1.1 billion.

     A net recovery on loan impairment charges, albeit lower than in 2006, reflected the continued low level of corporate credit defaults.

     Operating expenses rose by 12 per cent to US$5.2 billion. Operational costs rose in Global Markets, particularly in structured derivatives where the French businesses invested to support local revenue growth. Costs also rose in payments and cash management and securities services, driven by the rise in business volumes. Additional staff costs resulted from recruitment in selected businesses during 2006.

     HSBC’s share of profits from associates recovered due to the non-recurrence of an impairment charge on a private equity investment held by an associate in 2006.

     Private Banking reported a pre-tax profit of US$915 million, an increase of 11 per cent. A strong performance in Switzerland was driven by the promotion of advisory and discretionary mandates, with existing clients further leveraging their portfolios. Profits in the UK declined as a result of lower gains from the partial disposal of the Hermitage Fund. Excluding this transaction, UK revenue increased strongly. The cost-efficiency ratio increased slightly by 0.9 percentage points to 56.9 per cent, affected by lower investment gains in 2007. Despite this, the cost efficiency ratio is one of the strongest in the industry.

     Net interest income rose by 14 per cent to US$793 million. Switzerland contributed the majority of the increase. Loans and advances to customers increased by 31 per cent to US$13.8 billion, as existing clients further leveraged their portfolios to take advantage of alternative investment opportunities. Monaco and Germany also contributed to the rise in net interest income. In Germany, net interest income increased by 14 per cent due to a large growth in deposits. Similarly, in Monaco, customer accounts rose, augmented by

Back to Contents

higher lending balances as existing clients increased their leverage.

     Net fee income increased by 15 per cent to US$1.0 billion, mainly due to a 10 per cent increase in funds under management in Switzerland with discretionary and advisory funds generating higher annual fees. Client investments in structured products and brokerage fees also contributed to the rise in fee income. In the UK, fees increased by 10 per cent, driven by a rise in wealth and loan fees.

     Trading income was 63 per cent higher at US$170 million, mainly driven by foreign exchange trading by clients in Switzerland.

     Gains from financial investments decreased by 23 per cent to US$115 million. This primarily related to a gain from a partial disposal of a seed capital investment in the Hermitage Fund which was lower than that recognised from an earlier disposal in 2006.

     Client assets, which include deposits and funds under management, grew by 19 per cent to US$258.4 billion. The large growth in client assets was driven by positive market performance and US$20.2 billion of net new money, with Switzerland contributing US$7.1 billion and the UK and Monaco contributing US$3.7 billion and US$3.6 billion each. The growth in cross-referrals continued, with inward referrals from other customer groups contributing US$3.9 billion to total client assets.

     Operating expenses were 15 per cent higher than in 2006, driven by business expansion. More front-office staff, higher performance-related bonuses, IT and marketing costs all contributed to the rise. The overall increase in operating expenses was partially offset by the effect of a change in pension arrangements.

     Within Other, fair value movements in HSBC’s own debt and related derivatives resulted in gains of US$1.3 billion, largely as a consequence of movements in credit spreads. These movements will reverse through the income statement over the life of the debt unless the debt is repaid before its contractual maturity. This segment also benefited from a US$73 million adjustment to the embedded value of HSBC’s associate, HSBC Assurances, prior to the acquisition of its remaining capital, from which date it was accounted for as a subsidiary.

Year ended 31 December 2006 compared with year ended 31 December 2005

Economic briefing

UK GDP growth increased in 2006 to 2.9 per cent from 1.8 per cent in 2005. This followed a recovery in both household and company spending. CPI inflation increased through the year from 1.9 per cent in January to 3 per cent in December, following large increases in the price of petrol and gas. The Bank of England raised interest rates from 4.5 per cent to 5 per cent, citing concerns about spare capacity, rapid money growth and the possibility of inflation staying above target for some time. House price inflation remained strong but consumer spending appeared unaffected. Secured lending continued to increase although unsecured lending plateaued. There was evidence that a number of households were struggling with the burden of debt as personal insolvencies and repossessions increased. Employment rose, although by less than the increase in available workers as migrant inflows remained strong and the participation rate of UK residents in the labour force increased. As a result, the unemployment rate increased, contributing to constrained wage growth throughout the year despite relatively high rates of headline inflation.

     The recovery in the eurozone economy gathered momentum through the course of 2006. GDP rose by approximately 2.7 per cent, the fastest rate since 2000. Much of the improvement reflected increases in exports and investment, as global demand remained strong and corporate activity and profits rose. Consumer spending remained subdued, despite a gradual rise in employment. German growth improved sharply, while growth in France and Italy was less impressive. Eurozone inflation was heavily affected by rises in energy and food prices. Inflation, excluding energy and food, remained contained at just 1.7 per cent. The ECB increased the key policy interest rate from 2.25 per cent at the beginning of 2006 to 3.5 per cent in December. The ECB continued to describe monetary policy as ‘accommodative’, thereby effectively ending the year with a bias towards tightening.

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

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Europe > 2006

Reconciliation of reported and underlying profit before tax

		Year ended 31 December 2006 compared with year ended 31 December 2005

			2005
	2005		at 2006	Acqui-
	as	Currency	exchange	sitions and	Underlying	2006 as	Reported	Underlying
	reported	translation [1]	rates	disposals [2]	change	reported	change	change
Europe	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	8,221	7	8,228	–	61	8,289	1	1
Net fee income	6,299	82	6,381	–	727	7,108	13	11
Other income[3]	6,284	189	6,473	(11)	1,213	7,675	22	19

Net operating income[4]	20,804	278	21,082	(11)	2,001	23,072	11	9
Loan impairment charges and other credit risk provisions	(1,929)	(25)	(1,954)	–	(201)	(2,155)	(12)	(10)

Net operating income	18,875	253	19,128	(11)	1,800	20,917	11	9
Operating expenses	(12,639)	(131)	(12,770)	–	(1,101)	(13,871)	(10)	(9)

Operating profit	6,236	122	6,358	(11)	699	7,046	13	11
Income from associates	120	6	126	(19)	(179)	(72)	(160)	(142)

Profit before tax	6,356	128	6,484	(30)	520	6,974	10	8

For footnotes, see page 130.

Monetary Fund’s programme for Turkey remained on track.

Review of business performance

European operations reported a pre-tax profit of US$7.0 billion compared with US$6.4 billion in 2005, an increase of 10 per cent. On an underlying basis, pre-tax profits grew by 8 per cent. Underlying net operating income increased by 8 per cent, in line with operating expenses. Commercial Banking delivered a third successive year of growth, driven by strong balance sheet growth in the UK and organic expansion in Turkey. Record profits in Private Banking were driven by strong client asset inflows, a more sophisticated product mix and lending growth. Global Banking and Markets made encouraging gains in trading activities, and operating expenses rose in line with net operating income. In Personal Financial Services, net operating income growth slowed as HSBC tightened its underwriting criteria on unsecured credit. An emphasis on deposit, wealth and insurance products contributed to an increase in costs, which were driven by infrastructure investment both in the physical environment and direct channels.

     The following commentary is on an underlying basis.

     Personal Financial Services reported a pre-tax profit of US$1.9 billion, 2 per cent lower than in 2005. Net operating income rose by 4 per cent and loan impairment charges increased by slightly more than revenues as increasing numbers of debtors sought formal protection from their obligations.

Costs grew by 7 per cent, reflecting investment in infrastructure throughout the region, and the cost efficiency ratio rose by 1.2 percentage points to 59.2 per cent.

     In the UK, HSBC responded to concerns over high levels of consumer indebtedness and the growth in personal bankruptcies and individual voluntaryarrangements (‘IVAs’) by adopting more selective underwriting criteria and reducing credit origination. Revenues from credit-related insurance declined as a consequence. In response, HSBC increased its focus on non credit-related income streams, particularly savings and high-value current accounts. Strong balance growth in these products was achieved through marketing initiatives, competitive pricing and the success of innovative propositions such as the packaged ‘Plus’ and ‘Passport’ current accounts, the latter supported by the implementation during the year of a more refined approach to customer segmentation.

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

Back to Contents

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

     Net interest income increased by 5 per cent to US$5.7 billion, substantially from balance sheet growth throughout the region.

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

     Average UK credit card balances rose by 5 per cent, to US$13.7 billion, driven by promotional campaigns and marketing. Growth was strongest in M&S branded cards, which represented 4 percentage points of the increase, driven by an increased sales focus which included extensive media advertising. This was partly offset by declining balances within the store cards business and the cards business of HFC Bank Ltd (‘HFC’), reflecting HSBC’s more restricted credit appetite. Spreads increased modestly compared with 2005.

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

     Net fee income increased by 8 per cent to US$2.5 billion. In the UK, rising sales of fee-earning packaged current accounts, travel money and investment products drove fee growth. Fees from unsecured lending also rose. These benefits were partly offset by lower creditor protection income, reflecting the steps taken by HSBC to constrain lending growth. Reduced loan sales and smaller average loans (the result of this initiative) led to both

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Europe > 2006

lower insurance sales and a reduction in average premiums.

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

     Responding to changes in work and shopping patterns among its customers and the increasing acceptance of direct channels. HSBC appraised its UK property portfolio during the year, and higher other operating income reflected Personal Financial Services’ share of revenue from branch sale and lease-back transactions. Personal Financial Services’ US$37 million share income on the sale of HSBC’s stake in Cyprus Popular Bank was also included within other operating income.

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

     Loan impairment charges and other credit risk provisions of US$1.8 billion were 6 per cent higher than in 2005, largely reflecting lending growth in the region.

     In the UK, the 8 per cent rise in loan impairment charges was broadly in line with lending growth. Actions taken on underwriting and collection activities mitigated a continuation of the rising trend in personal bankruptcies and IVAs seen since the legislative change in 2004. In 2006, IVAs became the main driver of loan impairment growth across the industry as the availability and marketing of third-party debt reduction services increased.

     Within the UK, loan impairment was most pronounced in consumer finance unsecured portfolios, in which delinquency also rose as the effect of interest rate increases on relatively high levels of indebtedness put pressure on household cash flows. In HSBC’s other portfolios, action undertaken by HSBC during 2005 and early 2006, predominantly tightening underwriting criteria and collections procedures, proved successful in improving credit quality indicators on more recently written debt. In the second half of 2006, HSBC strengthened the measures available to manage insolvencies and impaired debt including, inter alia , the further development of predictive modelling to enhance underwriting decisions.

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

     Commercial Banking reported a pre-tax profit of US$2.2 billion, an increase of 14 per cent compared with 2005. Adjusting for the sale of the UK fleet management and vehicle finance leasing business, which was sold in the autumn of 2005,

Back to Contents

profit before tax grew by 17 per cent, driven by growth of 10 per cent in net operating income compared with just 4 per cent in costs. Revenues increased by 9 per cent through balance sheet growth, customer recruitment and improved cross-sales in the UK, and expansion of the middle market, small and micro-businesses in Turkey. The 4 per cent growth in operating expenses primarily reflected investment to support business expansion throughout the region. Credit quality was stable.

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

     HSBC slowed the rate of growth in lending in the UK during 2006 by refining underwriting criteria and emphasising non-lending related revenue streams and, consequently, average lending balances rose by 8 per cent during the year and spreads remained broadly flat. Increased priority was given to raising deposits through transactional and savings accounts and, as a result, deposit balances rose by 37 per cent and current account balances by 8 per cent. The benefit of this volume growth was partly offset by spread compression on sterling-

denominated accounts as customers were offered more attractive pricing.

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

     Net fee income increased by 4 per cent to US$1.7 billion. Current account and money transmission fees rose as a result of customer recruitment and higher transaction volumes in most countries. In the UK, client workshops and other promotional activities were deployed to support increased sales of treasury products, boosting treasury revenue as foreign exchange volumes grew. In France a 2 per cent increase in income was largely in transactional current account fees, reflecting growth in the customer base.

     Other operating income was 41 per cent lower than in 2005 and reflected lower asset finance revenues following the sale of the UK fleet management business referred to above. This was partly offset by the inclusion of Commercial Banking’s share of the gain on the sale of HSBC’s stake in Cyprus Popular Bank (US$38 million), and the income from UK branch sale and lease-back transactions.

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

     Global Banking and Markets reported a pre-tax profit of US$2.3 billion, an increase of 5 per cent, compared with 2005. A reduction in recoveries of loan impairment charges and lower private equity gains masked strong growth in core operating activities. Global Markets’ revenues were 36 per cent higher than in 2005 as robust performances in the global capital markets and securities services businesses were complemented by strong trading gains. The cost efficiency ratio improved modestly compared with 2005.

     Total operating income was US$6.6 billion, 17 per cent higher than in 2005. This was despite the fact that in the UK, France and Turkey, balance sheet management revenues continued to fall, resulting in an overall decline of 56 per cent. This shortfall was partly offset by higher net interest income in securities services as customer volumes grew in higher-value products such as securities lending and foreign exchange. The lending business delivered a 13 per cent increase in corporate balances and corporate spreads remained broadly in line with 2005.

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

     In HSBC Global Asset Management, revenues increased significantly, boosted by a 4 per cent increase in funds under management and higher performance fees allied to revenues from disposals of property and structured finance fund investments.

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

     Gains from sales of financial investments, at US$413 million, were in line with 2005. Notable among the investments realised in the year were the sales of specialist property and structured finance fund investments by HSBC Global Asset Management.

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

     Operating expenses were 14 per cent higher at US$4.2 billion, largely supporting volume growth

Back to Contents

in various businesses and performance-related compensation in Global Markets, where revenues increased by 36 per cent. Costs in 2006 also reflected the full-year effect of the investment made throughout 2005 as well as ongoing investment in product development, particularly in structured derivatives and Credit and Rates. In HSBC Global Asset Management, a robust performance resulted in higher staff and support costs.

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

     Fee income increased by 19 per cent to US$869 million. This growth resulted from increased funds under management and a favourable mix change towards higher fee-generating discretionary and advisory managed funds, including the continued success of the Structured Investment Solutions (‘SIS’) and Core Investment Solutions (‘CIS’) products and the launch of the Actively

Managed Portfolio product. A significant performance fee came from the Hermitage Fund, a public equity fund dedicated to Russia, which was US$23 million greater than in 2005. The expansion of HSBC’s residential property advisory business, which opened new offices in the UK and France, also contributed to fee income growth.

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

     In Other , increases in US interest rates led to higher earnings on capital, which were partly offset by increased subordinated debt-servicing costs.

     Movements in the fair value of own debt and associated hedges were US$33 million, compared with an adverse movement of US$15 million in 2005, principally from movements in HSBC’s own credit spread. The fair value of own debt

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Europe > Profit/(loss) before tax by customer group

incorporates an element attributable to the credit spread on HSBC’s debt instruments. As HSBC’s credit spreads narrow, accounting losses are reported, and the reverse is true in the event of spreads widening. These valuation adjustments do not alter the cash flows envisaged as part of the documented interest rate management strategy.

     Operating expenses decreased by 5 per cent, driven by the non-recurrence of litigation expenses in France.

Profit/(loss) before tax and balance sheet data by customer group and global business

	Year ended 31 December 2007

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [14]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	6,604	3,419	1,361	793	86	(4,517)	7,746
Net fee income/(expense)	3,060	2,194	2,316	1,032	(171)	–	8,431
Trading income/(expense) excluding net interest income	60	36	2,657	161	89	–	3,003
Net interest income/(expense) on trading activities	(7)	30	(610)	9	1	4,517	3,940
Net trading income/(expense)[5]	53	66	2,047	170	90	4,517	6,943
Net income from financial instruments designated at fair value	126	31	(185)	–	1,254	–	1,226
Gains less losses from financial investments	50	36	1,100	115	25	–	1,326
Dividend income	1	4	155	7	4	–	171
Net earned insurance premiums .	3,511	521	–	–	(22)	–	4,010
Other operating income/ (expense)	54	(35)	853	8	301	12	1,193

Total operating income	13,459	6,236	7,647	2,125	1,567	12	31,046
Net insurance claims[6]	(3,214)	(265)	–	–	–	–	(3,479)

Net operating income[4]	10,245	5,971	7,647	2,125	1,567	12	27,567
Loan impairment (charges)/ recoveries and other credit risk provisions	(2,044)	(515)	26	(4)	(5)	–	(2,542)

Net operating income	8,201	5,456	7,673	2,121	1,562	12	25,025
Total operating expenses	(6,635)	(2,941)	(5,150)	(1,208)	(579)	(12)	(16,525)

Operating profit	1,566	2,515	2,523	913	983	–	8,500
Share of profit in associates and joint ventures	15	1	4	2	73	–	95

Profit before tax	1,581	2,516	2,527	915	1,056	–	8,595

	%	%	%	%	%		%
Share of HSBC’s profit before tax	6.5	10.4	10.4	3.8	4.4		35.5
Cost efficiency ratio	64.8	49.3	67.3	56.8	36.9		59.9

	US$m	US$m	US$m	US$m	US$m	US$m

Balance sheet data[7]
Loans and advances to customers (net)	151,687	106,846	163,066	30,195	481	452,275
Total assets	200,432	124,464	794,673	60,010	4,736	1,184,315
Customer accounts	178,757	99,704	163,713	62,055	725	504,954
The following assets and liabilities were significant to Global Banking and Markets:
– loans and advances to banks (net)			89,651
– trading assets, financial instruments designated at fair value, and financial investments			395,617
– deposits by banks			85,315

For footnotes, see page 130.

Back to Contents
	Year ended 31 December 2006

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [14]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	5,653	2,923	1,222	675	14	(2,198)	8,289
Net fee income	2,533	1,707	1,673	869	326	–	7,108
Trading income/(expense) excluding net interest income	119	27	2,636	99	(39)	–	2,842
Net interest income/(expense) on trading activities	(6)	15	(523)	2	1	2,198	1,687
Net trading income/(expense)[5]	113	42	2,113	101	(38)	2,198	4,529
Net income from financial instruments designated at fair value	80	27	11	–	26	–	144
Gains less losses from financial investments	37	22	413	149	3	–	624
Dividend income	2	3	171	5	2	–	183
Net earned insurance premiums .	979	110	–	–	209	–	1,298
Other operating income	128	103	957	13	256	(29)	1,428

Total operating income	9,525	4,937	6,560	1,812	798	(29)	23,603
Net insurance claims[6]	(331)	(19)	–	–	(181)	–	(531)

Net operating income[4]	9,194	4,918	6,560	1,812	617	(29)	23,072
Loan impairment (charges)/ recoveries and other credit risk provisions	(1,838)	(386)	64	2	3	–	(2,155)

Net operating income	7,356	4,532	6,624	1,814	620	(29)	20,917
Total operating expenses	(5,447)	(2,298)	(4,224)	(1,010)	(921)	29	(13,871)

Operating profit/(loss)	1,909	2,234	2,400	804	(301)	–	7,046
Share of profit/(loss) in associates and joint ventures	–	–	(96)	1	23	–	(72)

Profit/(loss) before tax	1,909	2,234	2,304	805	(278)	–	6,974

	%	%	%	%	%		%

Share of HSBC’s profit before tax	8.6	10.1	10.4	3.6	(1.2)		31.5
Cost efficiency ratio	59.2	46.7	64.4	55.7	149.3		60.1

	US$m	US$m	US$m	US$m	US$m		US$m

Balance sheet data[7]
Loans and advances to customers (net)	147,507	81,430	140,277	23,283	2		392,499
Total assets	174,865	98,073	502,340	49,440	3,983		828,701
Customer accounts	152,411	80,312	139,416	47,223	3		419,365
The following assets and liabilities were significant to Global Banking and Markets:
– loans and advances to banks (net)			63,788
– trading assets, financial instruments designated at fair value, and financial investments			219,304
– deposits by banks			65,963

For footnotes, see page 130.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Europe > Profit/(loss) before tax by customer group/Hong Kong

Profit/(loss) before tax and balance sheet data by customer group and global business (continued)

	Year ended 31 December 2005

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [14]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	5,309	2,659	827	548	95	(1,217)	8,221
Net fee income	2,314	1,621	1,339	730	295	–	6,299
Trading income/(expense) excluding net interest income	81	16	1,493	93	(23)	–	1,660
Net interest income/(expense) on trading activities	3	2	159	–	(5)	1,217	1,376
Net trading income/(expense)[5]	84	18	1,652	93	(28)	1,217	3,036
Net income/(expense) from financial instruments designated at fair value	305	71	17	–	(31)	–	362
Gains less losses from financial investments	(4)	4	396	27	16	–	439
Dividend income	2	7	27	9	18	–	63
Net earned insurance premiums .	1,220	115	–	–	264	–	1,599
Other operating income	42	178	1,252	18	329	(216)	1,603

Total operating income	9,272	4,673	5,510	1,425	958	(216)	21,622
Net insurance claims[6]	(577)	(62)	–	–	(179)	–	(818)

Net operating income[4]	8,695	4,611	5,510	1,425	779	(216)	20,804
Loan impairment (charges)/ recoveries and other credit risk provisions	(1,711)	(378)	155	5	–	–	(1,929)

Net operating income	6,984	4,233	5,665	1,430	779	(216)	18,875
Total operating expenses	(5,058)	(2,301)	(3,647)	(891)	(958)	216	(12,639)

Operating profit/(loss)	1,926	1,932	2,018	539	(179)	–	6,236
Share of profit in associates and joint ventures	6	7	96	–	11	–	120

Profit/(loss) before tax	1,932	1,939	2,114	539	(168)	–	6,356

	%	%	%	%	%		%

Share of HSBC’s profit before tax	9.2	9.2	10.1	2.6	(0.8)		30.3
Cost efficiency ratio	58.2	49.9	66.2	62.5	122.9		60.8
	US$m	US$m	US$m	US$m	US$m		US$m
Balance sheet data[7]

Loans and advances to customers (net)	120,302	66,965	107,899	17,368	3		312,537
Total assets	143,095	80,864	367,893	40,971	3,880		636,703
Customer accounts	122,118	61,789	109,086	41,206	1		334,200
The following assets and liabilities were significant to Global Banking and Markets:
– loans and advances to banks (net)			34,218
– trading assets, financial instruments designated at fair value, and financial investments			168,062
– deposits by banks			45,075

For footnotes, see page 130.

Back to Contents

Hong Kong

Profit/(loss) before tax by customer groups and global businesses

	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m

Personal Financial Services	4,212	2,880	2,628
Commercial Banking	1,619	1,321	955
Global Banking and Markets	1,578	955	922
Private Banking	305	201	190
Other	(375)	(175)	(178)

	7,339	5,182	4,517

Profit before tax

	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m

Net interest income	5,483	4,685	4,064
Net fee income	3,362	2,056	1,674
Net trading income	1,242	617	546
Net income/(expense) from financial instruments designated at fair value	676	260	(6)
Gains less losses from financial investments	94	162	108
Dividend income	31	61	41
Net earned insurance premiums	2,797	2,628	2,334
Other operating income	845	834	805

Total operating income	14,530	11,303	9,566
Net insurance claims incurred and movement in liabilities to policyholders .	(3,208)	(2,699)	(2,059)

Net operating income before loan impairment charges and other credit risk provisions	11,322	8,604	7,507
Loan impairment charges and other credit risk provisions	(231)	(172)	(146)

Net operating income	11,091	8,432	7,361
Total operating expenses	(3,780)	(3,269)	(2,867)

Operating profit	7,311	5,163	4,494
Share of profit in associates and joint ventures	28	19	23

Profit before tax	7,339	5,182	4,517

	%	%	%
Share of HSBC’s profit before tax	30.3	23.5	21.5
Cost efficiency ratio	33.4	38.0	38.2
Year-end staff numbers (full-time equivalent)	27,655	27,586	25,931

Balance sheet data[7]
	At 31 December

	2007	2006	2005
	US$m	US$m	US$m

Loans and advances to customers (net)	89,638	84,282	83,208
Loans and advances to banks (net)	63,737	50,359	42,751
Trading assets, financial instruments designated at fair value, and financial investments	102,180	103,734	81,631
Total assets	332,691	272,428	235,376
Deposits by banks	6,420	4,799	4,708
Customer accounts	234,488	196,691	173,726

For footnote, see page 130.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Hong Kong > 2007

Year ended 31 December 2007 compared with year ended 31 December 2006

Economic briefing

Hong Kong’s economy remained robust during 2007, with the annual rate of growth of 6.3 per cent. Domestic consumption was the major contributor to economic expansion, supported by the strong labour market. The unemployment rate fell to 3.4 per cent, a nine year low, as the supply of labour remained very tight. Global increases in food and oil prices affected Hong Kong, but the territory also experienced wage inflation, rising import prices and growth in property rental costs. Inflation increased as a result, exceeding 3 per cent in the final quarter of the year.

     In response to interest rate cuts in the US and capital inflows into the local market, Hong Kong’s main interest rate was cut on three separate occasions during the final months of 2007, with the prime rate ending the year at 6.75 per cent, down by one per cent from its high for the year. Local asset markets benefited accordingly. The previously very strong levels of export growth slowed in the second half of 2007, as demand from the US moderated and the reduction in mainland China’s export tax rebate in July temporarily affected Hong Kong’s re-exports. Despite relatively modest trade growth, external demand for Hong Kong’s services remained strong due to the buoyant tourism sector and increasing cross-border business activities, especially within the financial sector.

Reconciliation of reported and underlying profit before tax

	Year ended 31 December 2007 compared with year ended 31 December 2006

			2006	Acquisitions,
	2006		at 2007	disposals
	as	Currency	exchange	and dilution		Underlying	2007 as	Reported	Underlying
	reported	translation [1]	rates	gains	[2]	change	reported	change	change
Hong Kong	US$m	US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	4,685	(15)	4,670	–		813	5,483	17	17
Net fee income	2,056	(6)	2,050	–		1,312	3,362	64	64
Other income[3]	1,863	(6)	1,857	–		620	2,477	33	33

Net operating income[4]	8,604	(27)	8,577	–		2,745	11,322	32	32
Loan impairment charges and other credit risk provisions	(172)	1	(171)	–		(60)	(231)	(34)	(35)

Net operating income	8,432	(26)	8,406	–		2,685	11,091	32	32
Operating expenses	(3,269)	9	(3,260)	–		(520)	(3,780)	(16)	(16)

Operating profit	5,163	(17)	5,146	–		2,165	7,311	42	42
Income from associates	19	–	19	–		9	28	47	47

Profit before tax	5,182	(17)	5,165	–		2,174	7,339	42	42

For footnotes, see page 130.

Review of business performance

HSBC’s operations in Hong Kong reported a record pre-tax profit of US$7.3 billion, an increase of 42 per cent compared with US$5.2 billion in 2006. The underlying change was in line with the reported change. Net operating income increased by 32 per cent, double the rate of growth in operating expenses.

     In Personal Financial Services, performance was driven by increased fee income, particularly from retail brokerage and investment products, as well as growth in net interest income following higher deposit balances and lending. In Commercial Banking, balance sheet growth was driven by customer acquisition, increased trade flows and supporting businesses expanding into mainland

China. In Global Banking and Markets, income growth reflected improved performance in balance sheet management, and strong results from the trading businesses and securities services in the buoyant economic environment. Higher demand for structured products and mutual funds drove the increased Private Banking profits. Cost efficiency ratios improved in all customer groups.

     The commentary that follows is on an underlying basis.

     Personal Financial Services reported a record pre-tax profit of US$4.2 billion, an increase of 47 per cent compared with 2006, largely driven by an increase in fee income in a year in which buoyant stock markets encouraged high volumes of share trading. The higher fee income, combined with

Back to Contents

growth in loan and deposit balances, generated a rise in net operating income of 37 per cent. The cost efficiency ratio improved to 27.2 per cent. Increased business volumes fed through to higher costs, but these were considerably lower than revenue gains as efficiencies were attained from productivity gains in the sales force and the increased use of automated channels and straight-through processing.

     Net interest income grew by 16 per cent to US$3.3 billion in 2007, due to better margins and growth of average deposit balances. Effective balance sheet management and the successful marketing of key products, including HSBC Premier, further contributed to deposit growth.

     Average customer deposits grew by 10 per cent, driven by a series of tactical campaigns and new deposit initiatives, including Deposits SmartPicks, which led to new customer acquisition. The relaunch of Premier, which incorporates seamless international banking connectivity and enhanced service benefits, supported strong growth in the number of customers using the service. At the end of 2007, the number of Premier customers was 15 per cent higher than at the end of 2006, at more than 290,000.

     An active property market was underpinned by strong economic conditions and stable domestic interest rates throughout most of the year. The volume of new mortgages grew but spreads tightened in a competitive market. The cross-selling of mortgage-related insurance products, including HomeSurance, enhanced overall revenue and customer value. Premier customers were responsible for 45 per cent of new mortgage balances while the launch of a deposit-linked mortgage repayment plan was successful in strengthening customer relationships.

     A number of credit card programmes were launched in 2007 which successfully increased overall card balances by 15 per cent, and the total number of cards in circulation rose by 6 per cent to 4.9 million at the end of the year. HSBC’s credit card business maintained its leading position in terms of cards in circulation, spending and balances.

     HSBC’s development of its investment and wealth management platforms benefited from the buoyant stock market in Hong Kong. This led to an increase in fees from the sale of retail securities and retail investment funds, leading to a 103 per cent increase in net fee income to US$2.0 billion. This was mainly due to higher trading volumes, reflecting rising market turnover and value gains compared with the prior year.

     The volume of retail securities transactions registered over 167 per cent growth with 80 per cent of trades performed online. In response to significant increases in market volumes during the year, online trading capacity was augmented to handle a four-fold increase in the peak number of users. In the fourth quarter, credit-related liquidity concerns, fears of a US recession and the implementation of measures in mainland China to dampen the economy led to equity market falls which slowed the rate of growth of fee income from share dealing and investment activities.

     Over the course of 2007, investment market sentiment together with continued IPO activity, largely from mainland China, drove total funds under management higher. The introduction of new funds and the launch of awareness campaigns helped to boost income from retail investment funds and structured investment products by 144 per cent. WealthMaster, a new portfolio wealth management sales tool, was introduced during 2007 to support branch staff sales of these products. Equity market performance was a catalyst for significant increases in broking income in Hong Kong.

     Credit card fee income rose by 20 per cent, as promotional campaigns led to increased cards in circulation and contributed to a 17 per cent rise in cardholder spending.

     Life insurance commission income increased by 50 per cent, boosted by the launch of new products, LifeInvest and LifeSave, a medical cover policy incorporating retirement savings. HSBC extended its market leadership position for share of life insurance new business premiums. Emphasis on lower cost online channels increased the percentage of non-life policies sold through them to 53 per cent, while distribution through telemarketing channels also contributed to increased sales.

     Loan impairment charges rose by 47 per cent due to increased card balances. Despite a rise in bankruptcies in Hong Kong, credit quality was stable and non-performing loans as a percentage of advances fell by 10 basis points.

     Operating expenses rose by 16 per cent due to higher performance-related pay and a rise in premises costs as demand for space in Hong Kong put upward pressure on rents. Increased marketing expenses reflected business growth and the launch of new initiatives. Higher IT costs were also incurred as new systems were developed. The cost efficiency ratio improved as increased revenues were delivered by sales productivity gains and the use of direct channels.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Hong Kong > 2007

     Commercial Banking reported pre-tax profits of US$1.6 billion, 23 per cent higher than in 2006, due to strong balance sheet growth. The rise in asset balances was supported by active marketing efforts and increased trade volumes in Hong Kong. Higher customer numbers across all segments helped to boost deposits and fee income rose as a result of a wider product range and increased sales of investment products. The cost efficiency ratio improved by 1.2 percentage points. While strong economic growth was a stimulus to revenue growth, HSBC also actively increased its customer base by opening business banking branches and adding frontline staff. Market share increased for key products, including remittances and the integrated account package, Business Vantage, which attracted 36,000 new accounts. Revenues from payments and cash management rose by 17 per cent. A series of reward programmes and customer events strengthened existing client relationships. The launch of SmartForms for cross-border as well as domestic account openings further improved accessibility to services for small businesses. Total customer numbers grew by 9 per cent.

     Net interest income rose by 15 per cent as a result of higher deposits, as strong economic growth generated demand for savings products. New customers based in mainland China increased the small and mid-market client base and generated an increase in Hong Kong dollar deposits. Foreign currency deposits, including US dollars, also increased significantly as global interest rates rose and spreads were actively managed in a highly competitive market.

     Overall, loans and advances to customers grew by 10 per cent as HSBC continued to increase its lending to manufacturers who were expanding their operations in mainland China, while intra-Asian trade flows continued to accelerate. HSBC also promoted its Green Equipment Financing option to borrowers in Hong Kong to enable them to finance energy-efficient equipment. Successful cross-border referrals rose by 95 per cent, due to continued initiatives promoting regional interaction. Hang Seng Bank also targeted the cross-border activity of small and medium-sized businesses by promoting its import and export products. Market competition squeezed asset spreads on lending to corporate and mid-market business customers.

     Increased sales of packaged products to small and micro businesses were partially driven by lending campaigns for equipment financing and micro lending.

     The business card launched by HSBC in 2006 was quickly adopted; in 2007, over 21,000 new business credit cards were issued. Spreads, however, tightened due to competitive pressures.

     Net fee income of US$526 million was 16 per cent higher, driven by increased sales of investment products, remittances, and trade services. Demand from commercial clients for retail securities, unit trusts and structured products helped fee income from these products to rise by 173 per cent. Remittance income rose by 26 per cent, boosted by an increase in transaction volumes. In addition, a focus on straight-through processing and simplified account opening procedures attracted customers to fee-based products as the convenience of the internet and other direct options provided them with more flexible options for their business operations.

     As a result of several commercial insurance marketing campaigns launched during the year, and a realigned sales force, insurance fee income increased by 11 per cent and net earned insurance premiums rose by 37 per cent. Composite sales teams were established to enable general insurance sales managers to also sell life products.

     Improved trading income was underpinned by exchange rate volatility, which drove increased payments and trade activity as well as income from foreign exchange and derivatives. Targeted marketing and the enhancement of Business Internet Banking (‘BIB’) to include forward contracts helped to increase transactions. Trading between US and Hong Kong dollars and the hedging of renminbi transactions also led to higher transaction volumes.

     Loan impairment charges fell sharply by 59 per cent due to releases of provisions in a stable credit environment.

     Expenses rose by 12 per cent as a result of higher staff costs and rising commercial rents. Staff cost increases reflected a combination of wage inflation, performance-related compensation and the costs of additional client-facing staff to support enhanced product offerings. In addition, marketing costs rose to support branding and campaign activity.

     A total of 176,000 customers were registered as internet users at the end of 2007, reflecting wide adoption of direct channel offerings. The BIB site was relaunched in the first quarter of the year, leading to processing cost efficiencies. Call centres were also re-engineered to promote the sale of packaged products. Transactions through direct channels constituted 40 per cent of the total number of transactions.

Back to Contents

     Global Banking and Markets in Hong Kong reported a pre-tax profit of US$1.6 billion, which represented a rise of 65 per cent compared with 2006. This was principally due to a recovery in balance sheet management revenues, a strong performance in Global Markets, including significant growth in fees from securities services, and higher income from payments and cash management. The cost efficiency ratio improved by 10.5 percentage points.

     Total operating income increased by 43 per cent to US$2.6 billion, rising significantly as balance sheet management revenues recovered and Global Markets benefited from market volatility, boosting trading income from structured derivatives, foreign exchange and equities.

     Along with the improvement in balance sheet management performance, net interest income growth was driven by the continued rise in deposit balances and related margins, reflecting the buoyant local markets.

     Net fee income rose by 28 per cent as the strong equities market and healthy investor confidence drove increases in volumes in securities services. Assets under custody rose by 56 per cent due to strong growth in new business.

     Trading income increased by 20 per cent, mainly from foreign exchange, structured derivatives, equities and rates. Global Markets benefited from interest rate volatility during the year and a buoyant equity market backed by mainland Chinese stocks listed in Hong Kong, as well as currency volatility as regional currencies rose against the US dollar. Structured products generated strong earnings, particularly due to higher sales of products incorporating equity derivatives. Initiatives taken in previous years to extend the product range, ongoing investments in technical and operating capabilities, and sustained cross-sales efforts stimulated revenue growth.

     The corporate credit environment remained benign with a small loan impairment charge, compared with a net release in 2006.

     Operating expenses of US$1.0 billion rose by 13 per cent, 30 percentage points less than revenue growth. The expansion of certain businesses, including equities, structured derivatives and securities services resulted in higher operational expenses. Staff cost growth reflected performance incentives in line with the rise in revenues, and higher staff numbers.

     Private Banking reported a pre-tax profit of US$305 million. Excluding a US$39 million geographical reclassification, the underlying increase was 72 per cent. Client demand for structured products increased, encouraged by the buoyant stock market. The cost efficiency ratio improved by 6.4 percentage points to 43.1 per cent.

     Excluding a US$42 million geographic reclassification, net interest income grew substantially. A significant rise was recorded in both deposits and lending. An increase in relationship managers and HSBC’s brand reputation attracted new deposits, and clients continued to leverage their investments due to the relatively low cost of borrowing. This was supported by improved treasury performance, as US dollar and Hong Kong dollar interest rates declined.

     Fee income rose by 46 per cent as more clients invested in mutual funds to take advantage of the local stock market performance. In addition, the promotion of discretionary products further contributed to the rise in revenues. The SIS product, which provides clients with externally managed portfolios tailored to their specific needs, proved particularly popular.

     Trading income also benefited from the strength of equity markets, with a 59 per cent increase to US$280 million. Demand for alternative funds and structured equity products was high, particularly for the Forward Accumulator, a product linked to the Hong Kong Stock Exchange.

     Client assets grew by 43 per cent to US$72.7 billion. Net new money contributed to 49 per cent of the increase, driven by a rise in the number of relationship managers and a wide variety of discretionary products. Cross-referrals from other customer groups also increased, with inward referrals from other customer groups contributing US$898 million of net new money.

     Operating expenses were 17 per cent higher at US$231 million, mainly due to increased employee numbers, predominantly in the front office, higher remuneration and performance-related bonuses awarded in order to retain key staff in a very buoyant market.

     Within Other , the non-recurrence of gains in 2006 from the sale of properties and investments, notably the sale of UTI Bank Limited and the then Hang Seng head office building, resulted in a higher pre-tax loss in this segment.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Hong Kong > 2006

Year ended 31 December 2006 compared with year ended 31 December 2005

Economic briefing

Hong Kong experienced sustained economic expansion in the second half of 2006 with growth,particularly in exports, regaining momentum following a mild slowdown in the second quarter. Domestic demand underpinned the economy throughout 2006 despite volatility in the stock market, which suffered a correction in the second quarter but recovered strongly in the second half of the year. Falling unemployment, improved household incomes and positive longer-term economic prospects were the key elements supporting domestic consumption. Hong Kong’s unemployment rate fell to a six-year low of 4.4 per cent towards the end of 2006, and the labour market began to tighten in certain sectors, with wage pressure increasingly evident. Despite this, inflation remained low, averaging 2 per cent in 2006. Investment growth surged in the second half of the year as the local interest rate cycle peaked. The residential property market divided, with prices of luxury property exceeding levels last seen in the boom in 1997 while, elsewhere in the sector, activity and prices remained flat. At the same time, investment in the construction sector was weak in the absence of large-scale infrastructure projects and general uncertainty. Externally, trade performance improved in the second half of 2006 following difficulties in the first half of the year due to volatile external demand from western markets.

Reconciliation of reported and underlying profit before tax

	Year ended 31 December 2006 compared with year ended 31 December 2005

				2005
	2005			at 2006	Acquisitions
	as	Currency		exchange	and		Underlying	2006 as	Reported	Underlying
	reported	translation	[1]	rates	disposals	[2]	change	reported	change	change
Hong Kong	US$m	US$m		US$m	US$m		US$m	US$m	%	%

Net interest income	4,064	5		4,069	–		616	4,685	15	15
Net fee income	1,674	2		1,676	–		380	2,056	23	23
Other income[3]	1,769	1		1,770	–		93	1,863	5	5

Net operating income[4]	7,507	8		7,515	–		1,089	8,604	15	14
Loan impairment charges and other credit risk provisions	(146)	–		(146)	–		(26)	(172)	(18)	(18)

Net operating income	7,361	8		7,369	–		1,063	8,432	15	14
Operating expenses	(2,867)	(3)		(2,870)	–		(399)	(3,269)	(14)	(14)

Operating profit	4,494	5		4,499	–		664	5,163	15	15
Income from associates	23	–		23	–		(4)	19	(17)	(17)

Profit before tax	4,517	5		4,522	–		660	5,182	15	15

For footnotes, see page 130.

Review of business performance

HSBC’s operations in Hong Kong reported a pre-tax profit of US$5.2 billion compared with US$4.5 billion in 2005, an increase of 15 per cent. On an underlying basis, pre-tax profit also grew by 15 per cent. Underlying net operating income increased by 14 per cent, driven by widening deposit spreads in Personal Financial Services and Commercial Banking and strong net fee income growth in all customer groups. In Global Banking and Markets, an increase in trading income offset the negative impact of lower balance sheet management income. Underlying operating expenses rose by 14 per cent.

     The following commentary is on an underlying basis.

     Personal Financial Services pre-tax profits increased by 9 per cent to US$2.9 billion. Net operating income before impairment charges grew by 13 per cent, driven by higher income from savings and current accounts and increased fee income. Marketing activities were successful, helping HSBC enlarge its share of the credit card and mortgage markets and attract higher deposit balances. As a result, customer numbers increased by over 100,000. The cost efficiency ratio improved by 1.1 percentage points as cost growth of 9 per cent was restricted to less than the increase in net revenue. Credit quality remained favourable and

Back to Contents

loan impairment charges were low, although higher than in 2005 when a modest recovery was recorded.

     Net interest income of US$2.9 billion was 10 per cent higher than in 2005, principally as a result of deposit growth and wider liability spreads. Average savings balances increased by 7 per cent to US$119 billion, reflecting the success of promotional campaigns and HSBC’s competitive pricing strategy, and supported by increased demand for deposit products in the rising interest rate environment. Effective deposit pricing amid rising interest rates led to wider deposit spreads.

     HSBC increased its share of new mortgage business to 33 per cent, the highest of any lender, benefiting from the launch of a simplified, transparent pricing structure in the first half of 2006 which was supported by extensive media coverage. The relaunch of a number of key products and the introduction of a two-month interest free offer in the fourth quarter of 2006 also contributed to the increase in market share. Excluding the reduction in balances under the Government Home Ownership Scheme, HSBC’s mortgage portfolio grew by 7 per cent to US$23 billion.

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

     Net fee income increased by 32 per cent to US$977 million. Buoyant regional and global stock markets led to increased demand for equity-based products among local investors and HSBC responded by launching 69 new investment funds, including a number of innovative fund products, designed to meet investors’ changing demands in a rising interest rate environment. These launches were supported by greater marketing activity, improved pricing transparency and the development of new customer retention activities. As a result, sales of unit trusts rose by 61 per cent and fee income from the sale of investment products, and custody and broking activities increased by 39 per cent.

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

     In Commercial Banking , pre-tax profits increased significantly by 38 per cent to

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Hong Kong >2006

US$1.3 billion. Net operating income grew by 32 per cent, driven by higher deposit balances and fee income, increased liability spreads and lower loan impairment charges. Cost growth was comfortably within the growth in revenues, and the cost efficiency ratio improved by 1.1 percentage points to 26.1 per cent.

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

     Net interest income rose by 23 per cent to US$1.3 billion. Deposit and current account balances increased by 10 per cent, partly due to the deployment of a team dedicated to attracting deposits from small businesses, and other service enhancements. BusinessVantage, HSBC’s market leading integrated account for business, reinforced its leadership position through increased promotional activity, including a new referral programme. HSBC opened over 25,000 new BusinessVantage accounts in 2006, 21 per cent more than in 2005. Interest rate rises led to a 30 basis point widening of deposit and current account spreads and contributed to increased demand for savings products.

     Non-trade lending balances increased by 16 per cent to US$16.8 billion. The continued strength of the Hong Kong economy and, most importantly, its proximity to the strongly growing mainland Chinese market, led to increased business activity among mid-market clients, resulting in higher demand for credit. Lending to the property and retail sectors was particularly strong, while manufacturers with operations in mainland China raised borrowings to fund further expansion and take advantage of both the growing Chinese domestic market and the strong export climate. HSBC’s regional alignment programme, which is designed to identify and capitalise on cross-border financing opportunities between Hong Kong, mainland China, Taiwan and Vietnam was instrumental in contributing to the growth in mid-market lending balances.

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

Back to Contents

Banking campaign to build market share. Cost efficiency was improved by the continuing migration of sales and transaction activity to lower-cost direct channels.

     Global Banking and Markets reported a pre-tax profit of US$955 million, an increase of 3 per cent compared with 2005. Global Markets performance remained robust, with encouraging revenue growth in areas in which HSBC has invested, complemented by strong income growth in the securities services business. The cost efficiency ratio increased slightly, primarily due to the first full year effect of various growth initiatives taken in 2005.

     Total operating income of US$1.8 billion was 7 per cent higher. Although balance sheet management reported an overall decline, revenues recovered modestly in the second half of 2006 as lower yielding positions matured. In Global Banking, net interest income from payments and cash management activity rose sharply as a 6 per cent increase in deposits was complemented by wider spreads. Revenues benefited from improved customer flows following the launch of services offered through HSBCnet in the latter part of 2005. Income from lending activities decreased as the benefit of higher lending balances was more than offset by the effect of spread compression resulting from an abundance of credit in a highly competitive market.

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

     HSBC Global Asset Management used HSBC’s extensive distribution network to take advantage of the global trend of strong investment flows to emerging markets. Higher fees reflected strong performance fees from HSBC’s emerging market funds. Client funds under management grew by 23 per cent to US$35 billion, as HSBC launched new funds to capture increased demand for equity-based investments. Fees from the asset and structured finance business also rose.

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

Hong Kong >2006 / Profit/(loss) before tax by customer group

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

     Increased US interest rates led to higher costs of servicing US dollar denominated floating rate subordinated debt, partly offset by higher earnings on centrally held funds. In 2006, HSBC benefited from higher dividend income from strategic investments. Hong Kong head office and central IT costs rose, reflecting increased activity in support of HSBC’s growing Asian busi nesses, offset by higher recoveries from other customer groups.

Back to Contents

Profit/(loss) before tax and balance sheet data by customer group and global business

		Year ended 31 December 2007

		Personal Financial Services	Commercial Banking	Global Banking& Markets	Private Banking	Other	Inter- segment elimination [14]	Total
Hong Kong		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)		3,342	1,540	986	70	(767)	312	5,483
Net fee income		1,973	526	682	179	2	–	3,362

Trading income excluding net interest income		188	63	553	280	186	–	1,270
Net interest income on trading activities		5	–	241	–	38	(312)	(28)

Net trading income[5]		193	63	794	280	224	(312)	1,242
Net income/(expense) from financial instruments designated at fair value		820	(13)	7	–	(138)	–	676
Gains less losses from financial investments		–	–	38	1	55	–	94
Dividend income		2	1	6	–	22	–	31
Net earned insurance premiums		2,654	130	13	–	–	–	2,797
Other operating income		153	28	114	6	881	(337)	845

Total operating income		9,137	2,275	2,640	536	279	(337)	14,530
Net insurance claims[6]		(3,116)	(82)	(10)	–	–	–	(3,208)

Net operating income[4]		6,021	2,193	2,630	536	279	(337)	11,322
Loan impairment charges and other credit risk provisions		(175)	(28)	(28)	–	–	–	(231)

Net operating income		5,846	2,165	2,602	536	279	(337)	11,091
Total operating expenses		(1,639)	(547)	(1,025)	(231)	(675)	337	(3,780)

Operating profit/(loss)		4,207	1,618	1,577	305	(396)	–	7,311
Share of profit in associates and joint ventures		5	1	1	–	21	–	28

Profit/(loss) before tax		4,212	1,619	1,578	305	(375)	–	7,339

		%	%	%	%	%		%
Share of HSBC’s profit before tax		17.4	6.7	6.5	1.3	(1.6)		30.3
Cost efficiency ratio		27.2	24.9	39.0	43.1	241.9		33.4

		US$m	US$m	US$m	US$m	US$m		US$m
Balance sheet data[7]
Loans and advances to customers (net)		38,197	25,890	19,171	4,329	2,051		89,638
Total assets		72,386	35,366	185,933	14,138	24,868		332,691
Customer accounts		129,159	51,562	37,364	15,649	754		234,488
The following assets and liabilities were significant to Global Banking and Markets:
–	loans and advances to banks (net)			53,725
–	trading assets, financial instruments designated at fair value, and financial investments			74,189
–	deposits by banks			6,251
For footnotes, see page 130.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Hong Kong > Profit/(loss) before tax by customer group

Profit/(loss) before tax and balance sheet data by customer group and global business (continued)
				Year ended 31 December 2006

		Personal		Global			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination [14]	Total
Hong Kong		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)		2,882	1,344	553	76	(646)	476	4,685
Net fee income/(expense)		977	454	534	123	(32)	–	2,056
Trading income excluding net interest income		84	57	573	176	34	–	924
Net interest income on trading activities		4	–	88	–	77	(476)	(307)
Net trading income[5]		88	57	661	176	111	(476)	617
Net income/(expense) from financial instruments designated at fair value		373	(53)	5	1	(66)	–	260
Gains less losses from financial investments		14	–	(1)	9	140	–	162
Dividend income		1	1	2	–	57	–	61
Net earned insurance premiums .		2,519	95	14	–	–	–	2,628
Other operating income		202	33	81	13	781	(276)	834

Total operating income		7,056	1,931	1,849	398	345	(276)	11,303
Net insurance claims[6]		(2,638)	(50)	(11)	–	–	–	(2,699)

Net operating income[4]		4,418	1,881	1,838	398	345	(276)	8,604
Loan impairment (charges)/recoveries and other credit risk provisions		(119)	(69)	27	–	(11)	–	(172)

Net operating income		4,299	1,812	1,865	398	334	(276)	8,432
Total operating expenses		(1,422)	(491)	(911)	(197)	(524)	276	(3,269)

Operating profit/(loss)		2,877	1,321	954	201	(190)	–	5,163
Share of profit in associates and joint ventures		3	–	1	–	15	–	19

Profit/(loss) before tax		2,880	1,321	955	201	(175)	–	5,182

		%	%	%	%	%		%
Share of HSBC’s profit before tax		13.0	6.0	4.3	0.9	(0.7)		23.5
Cost efficiency ratio		32.2	26.1	49.6	49.5	151.9		38.0

		US$m	US$m	US$m	US$m	US$m		US$m
Balance sheet data[7]
Loans and advances to customers (net)		35,445	23,520	20,270	3,081	1,966		84,282
Total assets		57,348	29,786	153,200	10,462	21,632		272,428
Customer accounts		118,201	41,493	24,530	11,991	476		196,691
The following assets and liabilities were significant to Global Banking and Markets:
–	loans and advances to banks (net)			45,023
–	trading assets, financial instruments designated at fair value, and financial investments			80,036
–	deposits by banks			4,363
For footnotes, see page 130.

Back to Contents
				Year ended 31 December 2005

		Personal		Global			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination [14]	Total
Hong Kong		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)		2,618	1,096	607	75	(529)	197	4,064
Net fee income		740	402	431	93	8	–	1,674
Trading income/(expense) excluding net interest income		67	48	601	140	(83)	–	773
Net interest income/(expense) on trading activities		–	–	(40)	–	10	(197)	(227)
Net trading income/(expense)[5]		67	48	561	140	(73)	(197)	546
Net income/(expense) from financial instruments designated at fair value		41	(84)	14	–	23	–	(6)
Gains less losses from financial investments		–	–	–	16	92	–	108
Dividend income		1	2	18	–	20	–	41
Net earned insurance premiums		2,238	77	19	–	–	–	2,334
Other operating income		230	35	83	13	682	(238)	805

Total operating income		5,935	1,576	1,733	337	223	(238)	9,566
Net insurance claims[6]		(2,016)	(34)	(9)	–	–	–	(2,059)

Net operating income[4]		3,919	1,542	1,724	337	223	(238)	7,507
Loan impairment (charges)/recoveries and other credit risk provisions		11	(168)	7	3	1	–	(146)

Net operating income		3,930	1,374	1,731	340	224	(238)	7,361
Total operating expenses		(1,305)	(419)	(809)	(150)	(422)	238	(2,867)

Operating profit/(loss)		2,625	955	922	190	(198)	–	4,494
Share of profit in associatesand joint ventures		3	–	–	–	20	–	23

Profit/(loss) before tax		2,628	955	922	190	(178)	–	4,517

		%	%	%	%	%		%
Share of HSBC’s profit before tax		12.5	4.6	4.4	0.9	(0.9)		21.5
Cost efficiency ratio		33.3	27.2	46.9	44.5	189.0		38.2

		US$m	US$m	US$m	US$m	US$m		US$m
Balance sheet data[7]
Loans and advances to customers (net)		34,318	20,292	23,712	3,107	1,779		83,208
Total assets		52,798	25,625	133,005	7,621	16,327		235,376
Customer accounts		105,801	37,417	21,070	9,216	222		173,726
The following assets and liabilities were significant to Global Banking and Markets:

–	loans and advances to banks (net)			39,164
–	trading assets, financial instruments designated at fair value, and financial			63,813
–	investments deposits by banks			4,373

For footnotes, see page 130.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Rest of Asia-Pacific > Profit/(loss) before tax

Rest of Asia-Pacific (including the Middle East)

Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Year to 31 December 2007
Australia	41	37	42	–	4	124
India	(70)	88	429	(1)	83	529
Indonesia	(7)	29	86	–	(4)	104
Japan	(34)	(3)	75	–	5	43
Mainland China	494	397	369	–	1,101	2,361
Associates	516	351	220	–	1,093	2,180
Other mainland China	(22)	46	149	–	8	181
Malaysia	81	90	146	–	13	330
Middle East	245	482	495	3	82	1,307
Egypt	10	46	65	–	32	153
United Arab Emirates	108	262	242	3	2	617
Other Middle East	83	101	116	–	–	300

Middle East (excluding Saudi Arabia)	201	409	423	3	34	1,070
Saudi Arabia	44	73	72	–	48	237
Singapore	101	112	240	90	7	550
South Korea	(44)	(20)	159	–	28	123
Taiwan	(52)	27	144	–	4	123
Other	5	111	279	–	20	415

	760	1,350	2,464	92	1,343	6,009

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Year to 31 December 2006
Australia	76	32	46	–	–	154
India	(24)	46	277	2	92	393
Indonesia	(22)	46	69	–	(22)	71
Japan	(3)	(2)	49	(1)	80	123
Mainland China	276	241	167	–	24	708
Associates	274	210	86	–	5	575
Other mainland China	2	31	81	–	19	133
Malaysia	77	87	99	(1)	12	274
Middle East	235	356	396	2	46	1,035
Egypt	9	41	41	–	20	111
United Arab Emirates	70	209	145	3	(2)	425
Other Middle East	59	67	70	(1)	(1)	194

Middle East (excluding Saudi Arabia)	138	317	256	2	17	730
Saudi Arabia	97	39	140	–	29	305
Singapore	73	90	145	68	(11)	365
South Korea	(55)	(20)	115	–	19	59
Taiwan	(179)	37	118	–	1	(23)
Other	23	121	168	10	46	368

	477	1,034	1,649	80	287	3,527

Back to Contents
	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Year to 31 December 2005
Australia	15	25	51	–	–	91
India	(15)	21	166	–	40	212
Indonesia	15	39	55	–	4	113
Japan	–	(1)	4	3	(7)	(1)
Mainland China	42	168	111	–	13	334
Associates	36	140	58	–	4	238
Other mainland China	6	28	53	–	9	96
Malaysia	39	65	119	(1)	14	236
Middle East	208	296	297	1	19	821
Egypt	6	29	22	–	12	69
United Arab Emirates	51	171	119	1	–	342
Other Middle East	54	75	45	–	–	174

Middle East (excluding Saudi Arabia)	111	275	186	1	12	585
Saudi Arabia	97	21	111	–	7	236
Singapore	65	68	100	68	(12)	289
South Korea	(11)	(5)	97	–	13	94
Taiwan	(21)	17	74	–	(2)	68
Other	40	125	133	7	12	317

	377	818	1,207	78	94	2,574

Loans and advances to customers (net) by country

	At 31 December

	2007	2006	2005
	US$m	US$m	US$m

Australia	11,339	8,775	9,412
India	7,220	4,915	3,546
Indonesia	1,642	1,337	1,221
Japan	4,258	3,391	3,190
Mainland China	11,647	6,065	4,935
Malaysia	8,856	7,747	6,400
Middle East (excluding Saudi Arabia)	21,607	15,622	13,154
Egypt	1,853	965	774
United Arab Emirates	14,103	10,148	8,496
Other Middle East	5,651	4,509	3,884
Singapore	11,505	9,610	9,841
South Korea	7,124	6,260	5,286
Taiwan	3,658	3,974	3,817
Other	12,996	9,878	9,214

	101,852	77,574	70,016

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Rest of Asia-Pacific > Profit/(loss) before tax

Customer accounts by country

	At 31 December

	2007	2006	2005
	US$m	US$m	US$m

Australia	11,418	8,491	7,458
India	12,021	7,936	5,146
Indonesia	2,574	2,082	1,826
Japan	4,657	4,186	5,892
Mainland China	14,537	6,941	4,826
Malaysia	11,701	9,640	7,795
Middle East (excluding Saudi Arabia)	30,937	21,196	15,658
Egypt	4,056	2,703	1,992
United Arab Emirates	18,455	11,166	8,761
Other Middle East	8,426	7,327	4,905
Singapore	28,962	23,517	19,562
South Korea	5,760	3,890	3,554
Taiwan	9,426	7,675	5,718
Other	18,240	13,441	11,683

	150,233	108,995	89,118

Year ended 31 December 2007 compared with year ended 31 December 2006

Economic briefing

Mainland China’s economy continued to grow strongly, with GDP rising by 11.4 per cent in 2007, the fifth consecutive year of double-digit growth; this was despite a combination of measures aimed at curbing investment, such as increases in interest rates and reserve ratios required for banks. Economic performance remained primarily dependent on investment and exports. Bank loan growth also remained very strong. Export growth slowed from very high levels as the year progressed, reflecting the mild downturn in global trade. Consumer spending grew steadily in 2007, with retail sales rising by about 16 per cent. Inflationary pressures increased, with consumer price inflation exceeding 6 per cent towards the end of the year, mainly due to higher food prices. Mainland China’s foreign exchange reserves rose further, to more than US$1.5 trillion, while the renminbi appreciated by over 5 per cent against the US dollar in 2007.

     Japan’s economy, the largest in the region, expanded modestly in 2007. Private capital investment decelerated after five years of firm growth but a rise in exports, especially to Asia, drove overall growth. Private consumption also made a positive contribution, helped by a gradual increase in employees’ income. Core consumer price inflation remained around zero throughout the course of the year.

     In the Middle East, economies continued to grow, although growth rates slowed slightly on those recorded in 2006, largely as a result of OPEC-mandated cuts in oil production. Underlying economic performance was robust, however, led by continued non-oil sector growth. The catalyst for expansion was a fifth consecutive year of rising oil prices, which facilitated continued growth in public and private investment. Consumption rose as employment levels increased and low interest rates supported an ongoing expansion in credit. Strong population growth, accelerated in parts of the region by high levels of immigration, also boosted demand for credit. High oil revenues resulted in a further year of fiscal and current account surpluses throughout the Middle East, boosting reserves and holdings of overseas assets. Rapid economic growth, low interest rates and currency weakness increased inflation, however, fuelling demands in some quarters for adjustments to the long-standing dollar pegs. Regional equity markets recovered from their 2005-06 downturns to perform strongly in 2007.

     Elsewhere in the region, the Indian economy expanded by 8.7 per cent in 2007, although there was evidence that recent interest rate rises and the strength of the rupee were slowing some areas of the economy, and inflationary pressures eased in 2007. The economies of Vietnam and Singapore recorded strong performances too, expanding by 8.5 per cent and 7.7 per cent, respectively in 2007. Growth was approximately 6 per cent in Indonesia and Malaysia. Domestic demand in all these countries has become an increasingly important source of GDP growth with investment, particularly in the construction sector, expanding rapidly. Inflationary pressures intensified in 2007, largely as a result of higher oil and food prices, but remained under control. The South Korean economy accelerated in 2007 as exports continued to flourish and household spending recovered from levels recorded in 2006.

Back to Contents
Profit before tax
	Year ended 31 December

	2007	2006	2005
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m

Net interest income	4,143	3,047	2,412
Net fee income	2,246	1,622	1,340
Net trading income	1,643	1,181	860
Net income from financial instruments designated at fair value	111	79	58
Gains less losses from financial investments	38	41	18
Gains arising from dilution of interests in associates	1,081	–	–
Dividend income	8	5	5
Net earned insurance premiums	226	174	155
Other operating income	798	765	335

Total operating income	10,294	6,914	5,183
Net insurance claims incurred and movement in liabilities to policyholders .	(253)	(192)	(166)

Net operating income before loan impairment charges and other credit risk provisions	10,041	6,722	5,017
Loan impairment charges and other credit risk provisions	(616)	(512)	(134)

Net operating income	9,425	6,210	4,883
Total operating expenses	(4,764)	(3,548)	(2,762)

Operating profit	4,661	2,662	2,121
Share of profit in associates and joint ventures	1,348	865	453

Profit before tax	6,009	3,527	2,574

	%	%	%
Share of HSBC’s profit before tax	24.8	16.0	12.3
Cost efficiency ratio	47.4	52.8	55.1
Year-end staff numbers (full-time equivalent)	88,573	72,265	55,577
Balance sheet data[7]
	At 31 December

	2007	2006	2005
	US$m	US$m	US$m

Loans and advances to customers (net)	101,852	77,574	70,016
Loans and advances to banks (net)	39,861	27,517	19,559
Trading assets, financial instruments designated at fair value, and financial investments	64,381	41,585	30,348
Total assets	228,112	167,668	142,014
Deposits by banks	17,560	10,323	7,439
Customer accounts	150,233	108,995	89,118
For footnote, see page 130.

Concerns over liquidity growth prompted the central bank to increase interest rates by 50 basis points to 5 per cent during the year. A gradual cooling of demand and concerns over rapid exchange rate appreciation are expected to limit the scope for further interest rate rises in 2008. Buoyant exports supported economic growth in Taiwan, while domestic demand remained lacklustre due to a lack of government initiatives which is expected to continue beyond the presidential and parliamentary elections scheduled for 2008. Generally robust economic performances in the Philippines, Thailand, and Pakistan in 2007 were overshadowed to varying degrees by political risks.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Rest of Asia-Pacific > Profit/(loss) before tax

Reconciliation of reported and underlying profit before tax
	Year ended 31 December 2007 compared with year ended 31 December 2006

			2006
			at 2007
	2006 as	Currency	exchange	Dilution		Underlying	2007 as	Reported	Underlying
	reported	translation [1]	rates	gains	[2]	change	reported	change	change
Rest of Asia-Pacific	US$m	US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	3,047	140	3,187	–		956	4,143	36	30
Net fee income	1,622	58	1,680	–		566	2,246	38	34
Other income[3]	2,053	108	2,161	1,081		410	3,652	78	19

Net operating income[4]	6,722	306	7,028	1,081		1,932	10,041	49	27
Loan impairment charges and other credit risk provisions	(512)	(13)	(525)	–		(91)	(616)	(20)	(17)

Net operating income	6,210	293	6,503	1,081		1,841	9,425	52	28
Operating expenses	(3,548)	(179)	(3,727)	–		(1,037)	(4,764)	(34)	(28)

Operating profit	2,662	114	2,776	1,081		804	4,661	75	29
Income from associates	865	25	890	–		458	1,348	56	51

Profit before tax	3,527	139	3,666	1,081		1,262	6,009	70	34

For footnotes, see page 130.

Review of business performance

HSBC’s operations in Rest of Asia-Pacific reported a pre-tax profit of US$6.0 billion compared with US$3.5 billion in 2006, an increase of 71 per cent. On an underlying basis, excluding dilution gains of US$1.1 billion, profit before tax increased by 34 per cent, bolstered by sustained growth and business expansion across the region.

     In Global Banking and Markets, profit before tax increased significantly, driven by an enhanced product offering combined with buoyant local markets. Commercial Banking revenue benefited from increased customer volumes as a result of new and enhanced banking services. In Personal Financial Services, profit before tax rose as a result of strong balance sheet growth and increased contributions from associates. Private Banking delivered a solid performance, underpinned by robust stock markets and increasing wealth in the region.

     HSBC’s three associates in mainland China, Ping An Insurance, Bank of Communications and Industrial Bank, all raised new capital in 2007 in the ‘A’ share market in Shanghai in which HSBC is not able as a foreign investor to participate. A similar dilution gain from Techcombank, in Vietnam, was recorded in the second half of 2007. The resulting dilution of the Group’s interests was considerably less than its share of the new monies raised and HSBC’s results therefore include within ‘Other’ aggregate pre-tax gains of US$1.1 billion which should be regarded as exceptional.

     The commentary that follows is on an underlying basis.

     Personal Financial Services reported a pre-tax profit of US$760 million, an increase of 51 per cent compared with 2006, due to significant growth in operating income and in the contribution from associates. Loan impairment charges declined slightly with the absence of the exceptional credit card losses incurred in Taiwan in 2006 largely offset by new loan impairment charges from expansion in consumer lending throughout the region. Continued investment in the region’s emerging markets and in Japan resulted in a slight deterioration in the cost efficiency ratio.

     Global and regional emphasis on distinctive product offerings, including HSBC Premier and HSBC Direct, as well as significant investment in branches and marketing, and growth of consumer assets in emerging markets, helped attract an additional 1.1 million active customers, bringing the total to over 9 million. 87 new branches in mainland China, India, Indonesia, the Philippines, Sri Lanka, Bangladesh and Malaysia expanded the total branch network to 410. These initiatives spurred brisk growth of the business, with double-digit revenue growth in most countries in the region.

     HSBC Premier was relaunched in 22 markets in the region, extending international banking connectivity to 35 countries globally. The number of Premier customers within Rest of Asia-Pacific increased by 37 per cent.

Back to Contents

     In mainland China, pre-tax profit grew by 71 per cent, as the share of profit from associates made significant progress. Operating income from own branded operations increased, though operating profit fell due to continuing investment expenditure in key regions within mainland China. The Chinese government’s Qualified Domestic Institutional Investors (‘QDII’) scheme, which allows mainland Chinese citizens to invest overseas, contributed to an increase in net fee income. HSBC’s own-branded network expanded to 18 branches and 44 sub-branches and, following local incorporation, HSBC began full renminbi-denominated services. HSBC was the first foreign bank to qualify to provide local currency services in Beijing. New branches were added in the key economic zones of the Pearl River Delta, the Yangtze River Delta and the Bohai Rim. In addition, Hang Seng Bank added an additional three branches and seven sub-branches, bringing its total to 25 outlets. HSBC has the largest branch network among foreign banks and remained focused on offering Premier services. This led to significant deposit growth and a 51 per cent rise in the total number of customers.

     In the Middle East, pre-tax profit grew strongly, other than in Saudi Arabia, and in aggregate increased by 4 per cent. Revenue growth across the region was offset by a reduced contribution from HSBC’s associate in Saudi Arabia, which resulted from lower stock market-related income than the exceptional levels in 2006. Balance sheet growth continued in the UAE across core asset and liability lines, with the latter also benefiting from improved margins. Promotions were instrumental in raising credit card balances as well as related interest income and fees.

     In Singapore, pre-tax profit increased by 33 per cent, largely attributable to strong sales of unit trusts, along with successful campaigns to increase credit card usage and deposit balances. Average deposit balances rose by 23 per cent compared with 2006.

     In India, a pre-tax loss of US$70 million was recorded due to planned investment in growing a consumer finance business and higher loan impairment charges. The personal lending portfolio, excluding mortgages, grew by 67 per cent during 2007. Excellent growth in operating income was achieved across all key products with 23 per cent growth in the number of active customers to over 2.4 million. HSBC is among the market leaders in India in new credit card issuance and retail mutual funds distribution. The wealth management business continued to perform strongly with a 91 per cent increase in funds under management and the number of insurance policies in force more then doubled. The credit card business continued to expand while also delivering operating income growth of 33 per cent.

     In Malaysia, revenues grew robustly as strong income growth was achieved in cards and personal lending. HSBC also recorded significant deposit growth, with balances 12 per cent higher than last year.

     In Indonesia, expansion of consumer finance and development of the wealth management business helped increase revenues which, with more moderate loan impairment charges, resulted in an improvement in profitability.

     In Taiwan, a pre-tax loss of US$52 million was 70 per cent better than in 2006. Revenues and expenses were in line with the previous year, while loan impairment charges were lower due to the non-recurrence of regulatory changes.

     Net interest income of US$2.0 billion was 23 per cent higher, driven by strong growth across the region, particularly in the Middle East, India, Malaysia, the Philippines, Indonesia, mainland China, Singapore, Thailand and South Korea, due to higher balances from personal lending, credit cards and deposit accounts.

     Average deposit balances rose by 23 per cent, partly as a result of the global relaunch of HSBC Premier and the addition of 136 dedicated Premier outlets, which led to notable increases in Singapore, mainland China, Malaysia, India and the Middle East. In South Korea, Taiwan and the Middle East, deposit growth was boosted by the successful launch of HSBC Direct, the Group’s online savings offering, which attracted more than 376,000 accounts with total savings balances exceeding US$1.2 billion at the end of 2007. An online savings product was also launched in the Middle East. Deposit spreads widened, particularly in India and Australia during the first half of the year, as interest rates rose in much of the region.

     Average asset balances also increased and spreads widened as the asset mix shifted towards higher margin products. Personal lending grew by 3 per cent despite the sale of mortgage portfolios in Australia in the second half of 2006 and in New Zealand in July 2007. Excluding these countries, personal lending grew by 8 per cent.

     Cards in circulation rose to 8.9 million and card balances were 23 per cent higher than in 2006. Various promotional initiatives in the Middle East contributed to a 30 per cent rise in card accounts and a 62 per cent rise in balances, as card usage among consumers increased. Balances rose in India and Australia due to portfolio growth and, in the latter,

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Rest of Asia-Pacific > 2007

increased use of point-of-sale financing. By the end of 2007, nearly 2.7 million credit cards were in circulation in India and over 1.2 million cards in the Middle East. In Malaysia, the Group is the third largest card issuer. Spreads in the region improved slightly due to lower funding costs.

     The mortgage business in each market in Asia-Pacific was affected to varying degrees by competitive pressures on balances and margins, and by local regulatory requirements. Excluding Australia and New Zealand, which were affected by the portfolio sales, mortgage balances grew by 7 per cent. In the Middle East, mortgage balances more than doubled.

      Net fee income rose by 40 per cent to US$766 million, with increases from most products, notably cards and the wealth management businesses.

     Increased sales of unit trusts and other investment products across the region was a key driver of higher fee income. Funds under management rose by 57 per cent. In the Middle East, retail sales benefited from the strong performance of local markets (largely due to sustained higher oil prices), and improved volumes of key products. Strong investment sales were recorded in India, South Korea, Singapore and mainland China, where HSBC offered residents renminbi-denominated products through its QDII offerings.

     Credit card fee income increased, primarily in the Middle East, India, the Philippines and Malaysia, due to a combination of additional cards in circulation, increased spending and higher balances.

     Distribution capabilities for insurance products were expanded through strategic alliances and the addition of new branches. In addition, marketing campaigns promoted HSBC’s expertise in life and non-life products. As a result, insurance fees and new premiums rose by 170 per cent and 50 per cent respectively. The improved and extended sales management in the Middle East, Taiwan and India increased fees from the distribution of insurance products.

     Loan impairment charges and other credit risk provisions declined by 1 per cent. Loan impairment charges were significantly lower in Taiwan due to the non-recurrence of regulatory measures which, in 2006, had led to an increase in loan impairment charges. In Indonesia, lower impairment charges were a result of an improved economic environment and continued collection efforts. The Middle East businesses benefited from lower delinquencies and better collections.

     In India, higher loan impairment charges were due to volume growth of the portfolio, along with a change in the collection methods of staff and agencies and regulatory restrictions on collections. Loan impairment charges in Malaysia also increased. In Thailand, loan impairment charges rose from a previously low level, partly because of the one-off effect of a regulatory increase during the year in the minimum payment due on credit cards.

     Ongoing expansion in the region led to increases in headcount and performance-related staff costs, particularly in mainland China and the Middle East, which contributed to a 27 per cent increase in operating expenses to US$2.1 billion. Staff numbers rose from 750 to nearly 1,900 in mainland China, primarily in new branches. In India, an additional 700 employees were added to drive business expansion, bringing the total to over 4,600. Additional staff in the Middle East were concentrated in the UAE, where the number of employees increased from nearly 1,200 to 1,500, reflecting investment in the region.

     Investment expenditure during 2007 was focused on implementing new business initiatives in consumer finance, HSBC Direct and expansion in mainland China. In India, the consumer finance branch network and the credit card business were expanded. In Indonesia, HSBC added 36 consumer finance loan centres. In mainland China, key cities were identified for increased investment and a total of 27 new branches and sub-branches were opened.

     Income from HSBC’s strategic investments in its associates increased by 45 per cent, predominantly due to an increased contribution from Ping An Insurance, which experienced steady growth in its key business segments as well as improved investment returns. In the Middle East, Saudi British Bank’s performance was lower than in 2006, as the local stock market did not reach the volume of activity seen in that year.

     Commercial Banking reported a profit before tax of US$1.4 billion, 27 per cent higher than in 2006. The region’s economies performed strongly, and this generated excellent trade and investment flows. The launch of secure and enhanced online banking services, and new International Banking Centres established to support the increase in the customer base, contributed to strengthened deposit growth. Costs rose to fund investment in expansion in mainland China and India, initiatives directed at small and medium-sized businesses in selected countries and additional employee numbers to support this planned growth. The cost efficiency ratio was largely in line with 2006.

Back to Contents

     In the Middle East, operating profit grew by 29 per cent, underpinned by strong economic growth and the success of new International Banking Centres and dedicated Business Banking Centres. Small-business banking was introduced in Bahrain, Qatar and Jordan. In the UAE, additional relationship managers in the business banking unit helped to drive a 30 per cent increase in revenues. The region performed well, particularly in deposits and trade-related lending.

     Operating profit grew by 56 per cent in mainland China to US$46 million, reflecting growing lending volumes to mid-market customers and improved spreads on lending products. Lending volume growth resulted in part from increased cross-border activity, new branches and additional front-line employees.

     In Singapore, profit before tax rose by 19 per cent, driven by higher net interest income from balance sheet growth. Enhancements to the receivables finance offering contributed to strong growth in fee income.

     In India, profit before tax grew by 76 per cent. Growth was broadly based with both net interest income and net fee income registering healthy increases of 78 per cent and 57 per cent, respectively. Net interest income rose from wider asset spreads and balance sheet growth, driven by selective lending related to the booming Indian real estate sector. Higher foreign exchange volumes and treasury product sales drove growth in fee income.

     Revenues in Malaysia rose by 9 per cent, again due to strong balance sheet growth, further supported by initiatives to grow deposit balances and complemented by improved liability margins. Lending rose, particularly due to corporate term lending, but competition resulted in narrower spreads. Results in 2006 benefited from net recoveries on loan impairment charges which did not recur.

     Cross-border activity was facilitated in part through the cross-border referral system, Global Links, which was extended across most of the region. Regional alignments and the acceleration of cross-border activity led to an 87 per cent increase in successful referrals. A further 19 International Banking Centres were opened in 2007, taking the coverage to 26 of the region’s countries and territories.

     Net interest income grew by 29 per cent to US$1.1 billion. The opening of new branches, an increased commercial presence supported by call centres, and the enhancement of BIB in Asia-Pacific contributed to customer acquisition, particularly in mainland China, Malaysia, Vietnam and Mauritius, spurring deposit and loan growth.

     The UAE drove a strong increase in net interest income in the Middle East. Deposits and lending each recorded substantial volume growth as the region continued to experience high levels of investment and business expansion which buoyed local economic activity. Trade flows in the region also benefited small and medium-sized businesses and their related deposits. Trade-related lending rose by 45 per cent.

     In India, net interest income grew by 78 per cent, largely due to trade-related lending products in combination with growth in deposits. Both lending and deposits benefited from an increase in the number of frontline sales staff in provincial cities. Net interest income from small and medium-sized businesses rose by 49 per cent. Increased margins on current accounts reflected the higher interest rates in the region. Local incorporation in Mauritius allowed closer alignment with HSBC in India.

     In mainland China, net interest income rose by 79 per cent as the opening of new branches and recruitment of additional frontline employees succeeded in attracting new deposits and additional sales of lending products. HSBC utilised country desks to facilitate a greater number of cross-border transactions with South Korea, Vietnam, Hong Kong and Taiwan, which partly contributed to the 68 per cent growth in commercial lending volumes. The widening of liability spreads also contributed to net interest income growth.

     Net interest income also rose strongly in Singapore and Malaysia, mainly due to higher deposit balances. In Malaysia, improvements to direct channels helped to generate increased balances in current accounts, and spreads rose accordingly. Growth in South Korea was partly the result of the successful acquisition of new customers.

     Net fee income increased by 26 per cent, largely due to the continued growth of trade services, particularly in the Middle East, and cross-border transaction fees in India.

     Trade-related lending fees rose by 24 per cent. The majority of this increase arose in the Middle East, where intra-regional trade flows increased as a result of strong economic performance. In India, customer acquisition of SME businesses, in combination with higher volumes of transactions from existing customers, increased trade-related fees by 81 per cent. TradeSmart in Malaysia and Tradeline in Bangladesh were among the initiatives used to maintain HSBC’s reputation for providing

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Rest of Asia-Pacific > 2007 / 2006

strong support for small and medium-sized business trade.

     Fees generated from small and micro businesses rose as the customer base increased, in part due to customer acquisition campaigns, enhanced internet banking capabilities and the acquisition of Chailease, a factoring company in Taiwan which facilitates cross-border transactions.

     Trading income increased by 45 per cent, as volatility among Asian currencies resulted in increased business flows and higher volumes. Volatile exchange rates also drove demand for hedging products, leading to an improvement in foreign exchange earnings, particularly in India and Singapore. Additional volumes were driven by the launch of an online trading platform. In the Middle East, trading income rose due to higher demand from customers for foreign exchange and interest rate hedging products.

     Loan impairment charges were US$61 million compared with a net release in 2006. The charges mainly arose in Thailand and Indonesia, largely due to portfolio growth and a small number of delinquent customer accounts. The overall increase in loan impairment charges was balanced by recoveries in the UAE, Singapore and Mauritius.

     Total operating expenses grew by 28 per cent, as growth was supplemented by investment in branch expansion in India and mainland China, and small-business initiatives in the Middle East. Additional staff were recruited to support sales growth, business initiatives and general expansion. In mainland China, HSBC established a rural bank targeting micro borrowers. Continued emphasis on the use of lower cost delivery media resulted in a substantial rise in the number of customers registered for BIB; the number of transactions undertaken through internet channels was 4 million, an increase of 127 per cent compared with 2006.

     Income from associates rose by 64 per cent. Bank of Communications and Industrial Bank in mainland China substantially increased their contributions compared with 2006, largely due to balance sheet growth.

     Global Banking and Markets reported a record pre-tax profit of US$2.5 billion in Rest of Asia-Pacific, an increase of 44 per cent on 2006. Robust growth across most revenue lines was driven by the successful delivery of HSBC’s global products to clients throughout the region, against a backdrop of rapid growth in regional economies and continuing international and domestic investor confidence in local stock markets. In line with the strategy to build an emerging markets-led and financing-focused business, there were strong revenue performances in Global Banking and Markets in India, mainland China, the Middle East, Singapore and Malaysia, which more than offset a 26 per cent increase in operating expenses. The cost efficiency ratio improved by 3.0 percentage points to 34.5 per cent. Total operating income increased by 37 per cent to US$3.3 billion with growth of over 20 per cent in all major countries, led by securities services, balance sheet management and foreign exchange trading.

     Net interest income grew by 54 per cent, reflecting balance sheet growth and improved spreads compared with the first half of 2006. In an environment of buoyant local markets and favourable deposit spreads, payments and cash management and balance sheet management reported notable increases across the region, particularly in mainland China, Singapore and India. In the Middle East, growth in income was driven by higher liability balances and improved spreads.

     Net fee income rose by 34 per cent to US$952 million with good performances throughout the region in securities services, driven by a sustained level of transaction volumes and investment flows. In securities services, assets under custody increased by 83 per cent, due to the successful transfer of Westpac’s sub-custody clients in Australia and New Zealand, and high market volumes, particularly in India. Additionally, there was especially high fee income in Singapore, particularly from financing and capital markets, and payments and cash management.

     HSBC Global Asset Management income grew by 68 per cent, following continued success in distributing emerging market funds to the Japanese market and a second year of strong performance fees from BRIC (‘Brazil, Russia , India and China’) funds generating growth in Singapore.

     A significant rise in trading income was mainly due to record revenues from foreign exchange trading, driven by increased customer flows as a result of volatility in exchange rates against the US dollar across the region. Rates trading also contributed, benefiting from favourable market conditions in most countries.

     Operating expenses increased by 26 per cent, mainly in the Middle East, Singapore, India and mainland China. Increased technology and infrastructure costs were incurred in support of business expansion initiatives. Higher staff costs reflected increases in employee numbers and performance-related pay in response to robust growth in operating income.

Back to Contents

     The share of profits in associates and joint ventures increased by 47 per cent, reflecting higher contributions from HSBC’s investments in Bank of Communication, Industrial Bank and Ping An Insurance, largely due to balance sheet growth.

     Private Banking reported a pre-tax profit of US$92 million, an increase of 15 per cent. Strong revenue growth was achieved in Singapore, with further improvements in Japan, underpinned by buoyant stock markets and rapidly expanding wealth across the region. However, this was offset by increases in operating expenses, with the result that the cost efficiency ratio worsened by 2.8 percentage points to 57.6 per cent.

     Net interest income rose by 71 per cent to US$60 million, mainly due to increased lending volumes in Singapore and improved treasury performance, as US dollar and Hong Kong dollar interest rates declined.

     In Singapore, increased client appetite for discretionary portfolios and the SIS multi-manager product contributed to the 23 per cent increase in net fee income.

     Trading income marginally decreased, with increased demand for structured products being offset by higher funding costs.

     Client assets grew by 21 per cent to US$20.3 billion, with strong growth in Singapore and Japan. Net new money of US$2.2 billion was mainly attributable to the recruitment of additional relationship managers and a wider range of discretionary products.

     Operating expenses were up by 29 per cent to US$125 million. The majority of the rise was in Singapore, as a result of increased employee numbers, particularly in the front office, and alignment of salaries to market conditions to support future growth. Also contributing to the rise were operating expenses in India, which more than doubled as HSBC continued to build its Private Banking business there.

     In Other, GSC activity increased substantially as the number of countries using service centres rose to 31 from 24 in 2006. Costs rose by 40 per cent to US$790 million following the opening of six new GSCs and the resultant increase in staff and administrative costs, all of which were recovered in the form of other operating income from HSBC’s customer groups.

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

     Elsewhere in the region, most economies continued to perform impressively, particularly India, Singapore and Vietnam. The main drivers of growth were exports, demand for technology, and domestic consumption, with investment demand lagging behind. India was among the strongest performing economies in the world, with GDP growth of about 9 per cent in 2006. This led to some signs of overheating, with inflation rising during the year. The Reserve Bank of India responded by raising interest rates, and there may be more increases to come. GDP in Singapore grew by 8 per cent in 2006, in Vietnam by over 7 per cent and in Malaysia by approximately 6 per cent, their economies benefiting from generally low inflation and strong domestic and external demand. Most Asian currencies ended 2006 stronger than the US dollar. A US slowdown is a risk for the region.

Reconciliation of reported and underlying profit before tax

	Year ended 31 December 2006 compared with year ended 31 December 2005

			2005
	2005		at 2006	Acqui-			2006
	as	Currency	exchange	sitions and		Underlying	as	Reported	Underlying
	reported	translation [1]	rates	disposals	[2]	change	reported	change	change
Rest of Asia-Pacific	US$m	US$m	US$m	US$m		US$m	US$m	%	%
Net interest income	2,412	30	2,442	–		605	3,047	26	25
Net fee income	1,340	1	1,341	–		281	1,622	21	21
Other income[3]	1,265	21	1,286	–		767	2,053	62	60

Net operating income[4]	5,017	52	5,069	–		1,653	6,722	34	33
Loan impairment charges and other credit risk provisions	(134)	(3)	(137)	–		(375)	(512)	(282)	(274)

Net operating income	4,883	49	4,932	–		1,278	6,210	27	26
Operating expenses	(2,762)	(22)	(2,784)	–		(764)	(3,548)	(28)	(27)

Operating profit	2,121	27	2,148	–		514	2,662	26	24
Income from associates	453	4	457	159		249	865	91	54

Profit before tax	2,574	31	2,605	159		763	3,527	37	29

For footnotes, see page 130.

Review of business performance

HSBC’s operations in Rest of Asia-Pacific delivered a pre-tax profit of US$3.5 billion compared with US$2.6 billion in 2005, an increase of 37 per cent. On an underlying basis, pre-tax profits grew by 29 per cent, with the major change in composition of the Group being the additional 10 per cent stake purchased in Ping An Insurance in August 2005 which made that company a 19.9 per cent owned associate of HSBC.

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

Back to Contents

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

     The development of HSBC’s regional business continued apace, and double digit profit growth was achieved in 5 sites, namely the Middle East, mainland China, Malaysia, Singapore and the Philippines. Customer numbers increased by 1.5 million, or 21 per cent, to 8.9 million, through strong growth in the credit card business, increased marketing activity and expansion of the sales force. 36 new branches and 28 consumer loan centres were opened in 13 countries, most notably Indonesia, mainland China and the Middle East, and at the end of 2006, HSBC had 396 branches in Rest of Asia-Pacific region and 7.3 million cards in issue.

     Net interest income increased by 24 per cent to US$1.6 billion. Average asset and liability balances grew strongly, while interest rate rises contributed to a 31 basis point widening of deposit spreads. Asset spreads were in line with 2005.

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

     Average mortgage balances increased by 13 per cent to US$18.9 billion, reflecting robust growth in Singapore, Taiwan, India and Malaysia. In Singapore, HSBC used targeted promotional rates to build market share and this, together with increased marketing activity, contributed to a 25 per cent increase in mortgage balances. In Taiwan, competitive pricing and customer retention initiatives contributed to a rise in customer numbers and resulted in a 22 per cent increase in average mortgage balances. In India, mortgage balances rose by 27 per cent, benefiting from increased marketing and direct sales efforts, while in Malaysia, the successful promotion of Homesmart, a flexible offset mortgage product, enabled HSBC to increase average mortgage balances by 10 per cent and widen spreads in a highly competitive market.

     Personal lending balances increased by 22 per cent, partly as a result of significant growth in HSBC’s consumer finance business in India, Australia and Indonesia. In Indonesia, HSBC opened 28 dedicated consumer finance outlets while, in India, 25 new outlets were opened in branches. In Australia, consumer finance was developed in partnership with well known international retailers such as IKEA and Bang & Olufsen, together with established local retailers including Clive Peeters and Bing Lee. HSBC signed a number of exclusive supplier agreements with retailers and, as a result, the number of retail distribution outlets grew to more than 1,100, which enabled HSBC to increase its market share. In Malaysia, the success of HSBC’s instalment loan product, Anytime Money, which was relaunched in 2005, contributed to a 93 per cent rise in average personal lending balances. In the Middle East, HSBC focused on promoting a select portfolio of products following a product simplification exercise instigated in the fourth quarter of 2005 which led to a 22 per cent rise in personal lending balances. Investments in HSBC’s South Korean operations had immediate results and personal lending balances more than doubled.

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

     Loan impairment charges and other credit risk provisions more than doubled to US$545 million, mainly due to higher charges for personal lending in Taiwan and Indonesia. In Taiwan, regulatory changes restricted collection activities and eased repayment terms for delinquent borrowers. These changes, coupled with a deteriorating credit environment, led to a US$160 million increase in loan impairment charges related mainly to the credit card portfolio, most of which were realised in the first half of 2006. In Indonesia, changes in minimum repayment amounts, along with hardship following a significant reduction in the government subsidy of fuel prices, led to increased delinquency rates on credit cards, also mainly in the first half of 2006. Elsewhere in the region, credit quality was broadly stable and growth in impairment charges followed increases in credit card and personal lending balances.

     Operating expenses increased by 26 per cent to US$1.6 billion, largely tracking revenue growth.

Expansion of the branch network and development of sales and support functions led to higher staff numbers and, together with higher performance-related incentive payments, contributed to a rise in staff costs. The new branch openings increased premises and equipment costs. The establishment of a number of consumer finance businesses and HSBC Direct’s introduction in Taiwan were also factors in the rise of operating expenses.

     Marketing costs rose as HSBC increased advertising and promotional activity directed to attracting new customers, enlarging HSBC’s share of the credit card, mortgage and unsecured personal lending markets and increasing deposit balances. In the Middle East, IT expenditure rose as HSBC introduced a new internet banking infrastructure, implemented HSBC’s WHIRL credit card system and made major updates to customer relationship management software.

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

     Commercial Banking reported a pre-tax profit of US$1.0 billion, 25 per cent higher than in 2005. Pre-provision operating income increased by 25 per cent, driven by higher deposit and lending balances and widening liability spreads. The migration of routine activities to lower-cost channels helped to mitigate business expansion costs, and operating expenses consequently increased by 21 per cent. The cost efficiency ratio improved by 1.4 percentage points.

     During 2006, HSBC focused on developing its cross-border business banking activities and increasing its presence in the small business market, supported by investment in delivery channels and increased promotional activity. International business banking benefited from the strong performance of HSBC’s two regional alignment programmes, centred on mainland China and the Middle East, together with the establishment of International Business Centres in seven sites including Australia, mainland China, India and Taiwan. In addition, new branches in mainland China, India, Malaysia, Bangladesh and Sri Lanka were complemented by enhancements to internet banking services in Malaysia and India and improved self-service terminals in a number of countries. The launch of

Back to Contents

HSBC’s inaugural global Commercial Banking advertising campaign, increased local marketing activity and the realisation of business development teams throughout the Asia-Pacific region contributed to an 8 per cent increase in Commercial Banking customer numbers to 177,000, with particularly strong growth in Malaysia, mainland China and India.

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

     In 2006, HSBC successfully launched a number of initiatives designed to increase asset balances throughout the Rest of Asia-Pacific region to deploy the additional deposit base being attracted. For example, in Malaysia, television and press advertising helped trigger a 31 per cent increase in average non-trade lending balances. Trade and Save marketing campaigns launched in Malaysia and India in the wake of higher regional trade flows, offered customer incentives designed to expand HSBC’s market share in trade lending. Targeted incentive programmes were also launched in Singapore, Sri Lanka, mainland China, South Korea and Indonesia. In the Middle East, strong demand for credit underpinned by robust economic expansion resulted in a 26 per cent rise in average lending balances.

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

     The transfer of the majority of HSBC’s Asian card acquiring business into a joint venture with Global Payments Inc. led to the recognition of a gain of US$10 million in Commercial Banking, reported in ‘Other operating income’.

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

     Global Banking and Markets delivered a record pre-tax profit of US$1.6 billion, an increase of 35 per cent compared with 2005. Positive revenue trends were reported across most countries, reflecting continued growth in HSBC’s wholesale banking businesses in emerging markets. The Middle East,

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Rest of Asia-Pacific > 2006

India, Taiwan and Singapore accounted for 66 per cent of the increase in pre-tax profits. The cost efficiency ratio improved by 3.5 percentage points to 37.6 per cent.

     Total operating income increased by 29 per cent compared with 2005 to US$2.3 billion. In Global Markets, the securities services business benefited from investment flows into and within emerging markets, leading to higher customer volumes in buoyant local markets.

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

     HSBC Global Asset Management revenues more than doubled, reflecting higher funds under management and performance fees on emerging market funds.

     Net trading income of US$717 million rose by 26 per cent, benefiting from an increasing interest rate environment and volatile foreign exchange markets. Although, generally, volatility levels were lower than those experienced in 2005, the emerging market correction in May 2006 combined with a rapid recovery in the second half of the year to stimulate a rise in foreign exchange and Credit and Rates volumes in most countries. HSBC also benefited from higher foreign investment flows as investor confidence in the improved stability of emerging economies grew. In the second half of 2006, growth in revenues from retail structured investment products moderated as investors sought outright exposure to equities, and deposit yields improved. However, in the Middle East, there was strong demand for structured interest rate products among corporate and institutional customers and for risk management advisory products as clients continued to hedge exposures.

     Gains on the disposal of financial investments were higher than in 2005, largely due to income from the sale of debt securities in the Philippines in 2006, together with the non-recurrence of losses on the disposal of US dollar securities in Japan in January 2005.

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

Back to Contents

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

     HSBC sold properties in Japan and India, realising gains of US$87 million in Other , US$77 million higher than in 2005. Costs and recoveries in the GSCs both rose, reflecting increased activity supported by higher staff numbers. Interest rate rises and higher retained earnings led to a doubling of earnings on centrally held funds.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Rest of Asia-Pacific > Profit before tax by customer group

Profit before tax and balance sheet data by customer group and global business

		Year ended 31 December 2007

		Personal		Global			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination [14]	Total
Rest of Asia-Pacific (including the Middle East)		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income		1,965	1,131	1,295	60	153	(461)	4,143
Net fee income		766	429	952	85	14	–	2,246
Trading income/(expense) excluding net interest income		72	129	1,000	71	(70)	–	1,202
Net interest income/(expense) on trading activities		(2)	–	(22)	–	4	461	441
Net trading income/(expense)[5]		70	129	978	71	(66)	461	1,643
Net income/(expense) from financial instruments designated at fair value		73	4	(3)	(1)	38	–	111
Gains less losses from financial investments		5	4	28	–	1	–	38
Gains arising from dilution of interests in associates		–	–	–	–	1,081	–	1,081
Dividend income		–	–	2	–	6	–	8
Net earned insurance premiums .		209	16	–	–	1	–	226
Other operating income/(expense)		40	15	53	2	849	(161)	798

Total operating income		3,128	1,728	3,305	217	2,077	(161)	10,294
Net insurance claims[6]		(246)	(7)	–	–	–	–	(253)

Net operating income[4]		2,882	1,721	3,305	217	2,077	(161)	10,041
Loan impairment charges and other credit risk provisions		(552)	(61)	(3)	–	–	–	(616)

Net operating income		2,330	1,660	3,302	217	2,077	(161)	9,425
Total operating expenses		(2,131)	(739)	(1,140)	(125)	(790)	161	(4,764)

Operating profit		199	921	2,162	92	1,287	–	4,661
Share of profit in associates and joint ventures		561	429	302	–	56	–	1,348

Profit before tax		760	1,350	2,464	92	1,343	–	6,009

		%	%	%	%	%		%
Share of HSBC’s profit before tax		3.1	5.6	10.2	0.4	5.5		24.8
Cost efficiency ratio		73.9	42.9	34.5	57.6	38.0		47.4

		US$m	US$m	US$m	US$m	US$m		US$m

Balance sheet data[7]
Loans and advances to customers (net)		34,486	32,159	32,106	2,955	146		101,852
Total assets		40,092	37,215	133,814	7,561	9,430		228,112
Customer accounts		49,703	34,891	54,120	11,116	403		150,233
The following assets and liabilities were significant to Global Banking and Markets:
–	loans and advances to banks (net)			30,853
–	trading assets, financial instruments designated at fair value, and financial investments			59,222
–	deposits by banks			17,174
For footnotes, see page 130.

Back to Contents
		Year ended 31 December 2006

		Personal		Global
		Financial	Commercial	Banking &	Private		Intersegment
		Services	Banking	Markets	Banking	Other	elimination [14]	Total
Rest of Asia-Pacific (including the Middle East)		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income		1,520	848	802	35	61	(219)	3,047
Net fee income		524	330	688	68	12	–	1,622
Trading income/(expense) excluding net interest income		61	86	717	74	(3)	–	935
Net interest income on trading activities		–	–	–	–	27	219	246
Net trading income[5]		61	86	717	74	24	219	1,181
Net income from financial instruments designated at fair value		59	4	4	–	12	–	79
Gains less losses from financial investments		2	2	38	(1)	–	–	41
Dividend income		–	–	1	–	4	–	5
Net earned insurance premiums .		148	26	–	–	–	–	174
Other operating income		108	20	61	–	667	(91)	765

Total operating income		2,422	1,316	2,311	176	780	(91)	6,914
Net insurance claims[6]		(180)	(11)	–	–	(1)	–	(192)

Net operating income[4]		2,242	1,305	2,311	176	779	(91)	6,722
Loan impairment (charges)/ recoveries and other credit risk provisions		(545)	29	5	–	(1)	–	(512)

Net operating income		1,697	1,334	2,316	176	778	(91)	6,210
Total operating expenses		(1,593)	(554)	(869)	(96)	(527)	91	(3,548)

Operating profit		104	780	1,447	80	251	–	2,662
Share of profit in associates and joint ventures		373	254	202	–	36	–	865

Profit before tax		477	1,034	1,649	80	287	–	3,527

		%	%	%	%	%		%

Share of HSBC’s profit before tax		2.2	4.7	7.5	0.4	1.2		16.0
Cost efficiency ratio		71.1	42.5	37.6	54.5	67.7		52.8

		US$m	US$m	US$m	US$m	US$m		US$m

Balance sheet data[7]
Loans and advances to customers (net)		28,911	21,912	24,311	2,313	127		77,574
Total assets		35,317	26,335	93,605	6,476	5,935		167,668
Customer accounts		38,557	24,228	36,623	8, 929	658		108,995
The following assets and liabilities were significant to Global Banking and Markets:
–	loans and advances to banks (net)			22,171
–	trading assets, financial instruments designated at fair value, and financial investments			36,580
–	deposits by banks			9,849
For footnotes, see page 130.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Rest of Asia-Pacific > Profit before tax by customer group / North America

Profit before tax and balance sheet data by customer group and global business (continued)
				Year ended 31 December 2005

		Personal		Global			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination [14]	Total
Rest of Asia-Pacific (including the Middle East)		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income		1,208	631	614	30	54	(125)	2,412
Net fee income		419	307	498	43	73	–	1,340
Trading income/(expense) excluding net interest income		37	70	579	74	(7)	–	753
Net interest income/(expense) on trading activities		1	(1)	(21)	–	3	125	107
Net trading income/(expense)[5]		38	69	558	74	(4)	125	860
Net income from financial instruments designated at fair value		44	1	4	–	9	–	58
Gains less losses from financial investments		–	4	12	2	–	–	18
Dividend income		–	–	1	–	4	–	5
Net earned insurance premiums .		134	21	–	–	–	–	155
Other operating income		37	9	82	4	287	(84)	335

Total operating income		1,880	1,042	1,769	153	423	(84)	5,183
Net insurance claims[6]		(157)	(9)	–	–	–	–	(166)

Net operating income[4]		1,723	1,033	1,769	153	423	(84)	5,017
Loan impairment (charges)/ recoveries and other credit risk provisions		(236)	67	35	2	(2)	–	(134)

Net operating income		1,487	1,100	1,804	155	421	(84)	4,883
Total operating expenses		(1,245)	(452)	(733)	(77)	(339)	84	(2,762)

Operating profit		242	648	1,071	78	82	–	2,121
Share of profit in associates and joint ventures		135	170	136	–	12	–	453

Profit before tax		377	818	1,207	78	94	–	2,574

		%	%	%	%	%		%
Share of HSBC’s profit before tax		1.8	3.9	5.8	0.4	0.4		12.3
Cost efficiency ratio		72.3	43.8	41.4	50.3	80.1		55.1

		US$m	US$m	US$m	US$m	US$m		US$m
Balance sheet data[7]
Loans and advances to customers (net)		27,433	18,694	21,431	2,347	111		70,016
Total assets		32,224	22,570	76,026	5,359	5,835		142,014
Customer accounts		31,250	18,612	32,102	7,092	62		89,118
The following assets and liabilities were significant to Global Banking and Markets:
–	loans and advances to banks (net)			15,352
–	trading assets, financial instruments designated at fair value, and financial investments			26,113
–	deposits by banks			7,041
For footnotes, see page 130.

Back to Contents

North America

Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Year ended 31 December 2007
United States	(1,824)	377	(1,243)	156	1,468	(1,066)
Canada	265	466	239	8	5	983
Bermuda	13	77	39	10	34	173
Other	–	–	–	–	1	1

	(1,546)	920	(965)	174	1,508	91

Year ended 31 December 2006
United States	3,128	442	199	107	(264)	3,612
Canada	253	437	189	–	17	896
Bermuda	10	78	31	7	29	155
Other	–	–	4	–	1	5

	3,391	957	423	114	(217)	4,668

Year ended 31 December 2005
United States	3,853	447	373	104	158	4,935
Canada	310	403	154	–	(12)	855
Bermuda	18	42	43	–	19	122
Other	–	–	3	–	–	3

	4,181	892	573	104	165	5,915

Loans and advances to customers (net) by country
	At 31 December

	2007	2006	2005
	US$m	US$m	US$m

United States	233,706	236,188	216,078
Canada	53,891	39,584	34,453
Bermuda	2,263	2,215	2,033

	289,860	277,987	252,564

Customer accounts by country
	At 31 December

	2007	2006	2005
	US$m	US$m	US$m

United States	100,034	84,560	76,786
Canada	37,061	28,668	25,643
Bermuda	8,078	7,694	8,957

	145,173	120,922	111,386

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

North America > Profit before tax / 2007

Profit before tax
	Year ended 31 December

	2007	2006	2005
North America	US$m	US$m	US$m

Net interest income	14,847	14,268	13,295
Net fee income	5,810	4,766	3,952
Net trading income/(expense)	(542)	1,358	885
Net income/(expense) from financial instruments designated at fair value	1,750	(63)	434
Gains less losses from financial investments	245	58	47
Dividend income	105	85	41
Net earned insurance premiums	449	492	477
Other operating income	360	922	642

Total operating income	23,024	21,886	19,773
Net insurance claims incurred and movement in liabilities to policyholders	(241)	(259)	(232)

Net operating income before loan impairment charges and other credit risk provisions	22,783	21,627	19,541
Loan impairment charges and other credit risk provisions	(12,156)	(6,796)	(4,916)

Net operating income	10,627	14,831	14,625
Total operating expenses	(10,556)	(10,193)	(8,758)

Operating profit	71	4,638	5,867
Share of profit in associates and joint ventures	20	30	48

Profit before tax	91	4,668	5,915

	%	%	%
Share of HSBC’s profit before tax	0.4	21.1	28.2
Cost efficiency ratio	46.3	47.1	44.8
Year-end staff numbers (full-time equivalent)	52,722	55,642	53,608
Balance sheet data[7]

	At 31 December

	2007	2006	2005
	US$m	US$m	US$m

Loans and advances to customers (net)	289,860	277,987	252,560
Loans and advances to banks (net)	16,566	17,865	10,331
Trading assets, financial instruments designated at fair value, and financial investments[16]	133,998	145,700	112,225
Total assets	510,092	511,190	432,490
Deposits by banks	16,618	11,484	7,780
Customer accounts	145,173	120,922	111,386
For footnotes, see page 130.

Year ended 31 December 2007 compared with year ended 31 December 2006

Economic briefing

In the US, GDP growth in 2007 was 2.2 per cent, 0.7 percentage points less than that recorded in 2006 as the housing-led downturn gathered pace. Consumer spending in 2007 grew by 2.9 per cent, the weakest annual expansion since 2003. Housing activity continued to weaken in 2007, with residential investment falling by 17 per cent during the year. Both new and existing home sales also declined to new lows in 2007. The unemployment rate averaged 4.6 per cent in 2007, with the average in the second half of the year slightly higher at 4.8 per cent. The trade deficit narrowed in 2007 as export growth strengthened. Consumer price inflation averaged around 4 per cent in the final quarter of 2007. This was largely due to higher energy prices; excluding food and energy, consumer price inflation averaged 2.3 per cent in the fourth quarter. The Federal Reserve lowered short-term interest rates by 100 basis points in the second half of 2007, from 5.25 per cent to 4.25 per cent, as policymakers attempted to mitigate the worst effects of the sub-prime related credit squeeze upon economic activity. 10-year note yields reached a high of 5.3 per cent in June 2007, before falling to

Back to Contents

4 per cent by the year-end. Declines in the final months of 2007 left the Standard & Poor’s S&P500 stock market index practically unchanged compared with the end of 2006.

     Canadian GDP increased by 2.4 per cent during the first eleven months of 2007 compared with the equivalent period of 2006. Domestic demand remained strong despite tighter credit conditions in the latter part of the year, supported by the robust labour market. The unemployment rate averaged 6 per cent for the year, reaching a historical low of 5.8 per cent in October. After hitting a high of 2.5 per cent in April, core consumer price inflation slowed to 1.5 per cent by the end of 2007. The Canadian dollar appreciated during the year, particularly in the second half. In July, the Bank of Canada raised its overnight interest rate from 4.25 per cent to 4.5 per cent before reversing this move in the final weeks of 2007.

Reconciliation of reported and underlying profit before tax

		Year ended 31 December 2007 compared with year ended 31 December 2006

			2006	Acquisitions,
	2006		at 2007	disposals		2007
	as	Currency	exchange	and dilution	Underlying	as	Reported	Underlying
	reported	translation [1]	rates	gains [2]	change	reported	change	change
North America	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	14,268	65	14,333	–	514	14,847	4	4
Net fee income	4,766	26	4,792	–	1,018	5,810	22	21
Other income[3]	2,593	10	2,603	20	(497)	2,126	(18)	(19)

Net operating income[4]	21,627	101	21,728	20	1,035	22,783	5	5
Loan impairment charges and other credit risk provisions	(6,796)	(3)	(6,799)	–	(5,357)	(12,156)	(79)	(79)

Net operating income	14,831	98	14,929	20	(4,322)	10,627	(28)	(29)
Operating expenses	(10,193)	(47)	(10,240)	(26)	(290)	(10,556)	(4)	(3)

Operating profit	4,638	51	4,689	(6)	(4,612)	71	(98)	(98)
Income from associates	30	1	31	–	(11)	20	(33)	(35)

Profit before tax	4,668	52	4,720	(6)	(4,623)	91	(98)	(98)

For footnotes, see page 130.

Review of business performance

HSBC’s operations in North America experienced a significant fall in pre-tax profits of 98 per cent in 2007, on both reported and underlying bases.

     It is now clear that the US housing market is undergoing a significant correction and recovery is not likely in 2008. The US economy began to slow in the fourth quarter and recent evidence suggests that some parts of the country may already be in recession. As the housing market slump has affected the real economy, the deterioration in credit quality that began in the mortgage services business has extended to include other consumer finance businesses in the US. In HSBC, this was reflected in a 79 per cent rise in loan impairment charges and a loss before tax of US$1.5 billion in Personal Financial Services.

     A loss of US$965 million in Global Banking and Markets arose from credit-related and liquidity event write-downs as asset-backed securities markets became illiquid and credit spreads widened markedly. Increased revenues in Commercial

Banking were the result of balance sheet growth achieved from the continued expansion of the business, although this revenue growth only partially offset rises in expenses and loan impairment charges. Private Banking profits rose significantly as a result of the launch of services in Canada, improved performances in the US and Bermuda and the non-recurrence of a significant loan impairment charge in 2006.

     The commentary that follows is on an underlying basis.

     Personal Financial Services reported a pre-tax loss of US$1.5 billion, a decline of US$4.9 billion from 2006. Performance was significantly affected by rising loan impairment charges in the consumer finance business in mortgage lending, cards and branch personal lending. Actions taken to manage exposure and realign the business in response to changes in the market included stopping new purchases in mortgage services, tightening underwriting criteria, restricting the product range in consumer lending, decreasing

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

North America > 2007

credit lines and reducing the volume of balance transfers in credit cards, and restructuring the consumer lending branch network by closing some 400 branches of HSBC Finance to reflect expected lower demand. These measures gave rise to restructuring charges of US$103 million in the US in 2007.

     US pre-tax losses of US$1.8 billion were predominantly due to higher loan impairment charges, trading losses in the wholesale mortgage origination business and lower income from fewer receivables in the correspondent mortgage services business. In line with industry trends, the credit quality of loans weakened steadily throughout the year, particularly those underwritten in 2005, 2006 and the first half of 2007.

     In Canada, profit before tax rose by 2 per cent to US$265 million, benefiting from the strong local economy. Of this, the retail bank generated US$116 million, including an US$8 million gain on the sale of shares in the Montreal Exchange. Consumer finance operations added US$149 million through balance sheet expansion in the first part of the year, prior to a fourth quarter restructuring to align with changes in the US consumer finance operation.

     Net interest income grew by 1 per cent to US$13.2 billion as growth in card and average deposit balances marginally offset a fall in US deposit margins. In the US, net interest income rose by 1 per cent as the mix of business changed to higher yielding activity and HSBC raised rates on new consumer finance mortgages to reflect increased risk. The beneficial effect on yields was, however, more than offset by the impact of non-performing assets and a higher cost of funds. Higher volumes of non-performing loans constrained revenue. Fewer mortgages repaid early as refinancing activity declined substantially, and this also resulted in lower prepayment penalties. These factors combined to limit HSBC’s ability to pass on in full the increased cost of funds in a higher average rate environment. This led to an overall decline in spreads.

     In the US, average deposit balances were 19 per cent higher, reflecting growth in the online savings account and certificate of deposit products. A competitively priced special promotional rate offer in the first quarter of 2007 led to 147,000 new account openings and US$5 billion of new balances during the year, offset in part by decreases in money market term deposits. At 31 December 2007, online savings balances with HSBC Direct stood at US$11.5 billion, held by more than 620,000 customers. HSBC Premier customer numbers rose by 16 per cent. Deposit spreads tightened, reflecting a change in the product mix from lower-paying savings accounts to the higher-paying offerings available online and in branches. HSBC Bank USA opened 26 new branches during the year.

     The slowdown in the US housing market first noted in 2006 accelerated in 2007, with further deterioration in sales of new and existing homes and lower new-build activity. Market surveys showed a broad-based decline in house prices, especially for larger loans and in states that had experienced the fastest rates of house price appreciation in recent years. Average US mortgage balances declined by 2 per cent to US$123 billion.

     Average mortgage balances originated through the consumer lending branch network rose by 18 per cent, primarily driven by lower levels of repayments and the severe contraction in market capacity, which drove qualifying borrowers to the few remaining market participants. Actions taken by HSBC to restrict the product range, increase collateral requirements, raise prices and close or consolidate about 400 branches of HSBC Finance during 2007 combined to curb lending growth towards the end of the year.

     Yields on consumer lending mortgages declined overall due to increases in delinquency, loan modifications (which deferred scheduled moves to higher rates) and levels of non-performing loans, and decreases in repayments, which resulted in reduced prepayment penalties. Interest spreads narrowed as funding costs rose.

     In the mortgage services business, average balances declined by 14 per cent to US$43 billion, reflecting HSBC’s decision to wind down this book in response to the deterioration in market conditions. Spreads fell, driven by higher non-performing loans and increased funding costs.

     HSBC Bank USA’s average mortgage balances fell by 9 per cent to US$31 billion. HSBC continued to sell down new loan originations to government-sponsored enterprises and private investors and, with the exception of certain products, did not replace the existing portfolio being run-off. Interest rate spreads on the prime mortgage portfolio declined, primarily due to loan portfolio run off.

     Average credit card balances increased by 14 per cent to US$29 billion. Volumes in the sub-prime and near-prime portfolios rose due to additional marketing to this segment in late 2006 and the first half of 2007. Expansion slowed during the second half of 2007 as HSBC restricted growth in customer loans and advances in light of the

Back to Contents

economic outlook. Beginning in the third quarter of 2007, HSBC decreased marketing expenditure in an effort to slow the growth of balances in the credit card portfolio. In the fourth quarter of 2007, to further slow this growth, HSBC slowed the rate of new account acquisition, tightened the criteria for authorising initial credit lines and for underwriting credit line increases, closed inactive accounts, decreased credit lines, reduced balance transfer volume and restricted access to cash. Excluding the one-off increase from a methodology change for effective interest on introductory rate credit card loans which increased yields in 2006, yields improved due both to repricing and a change in the product mix towards a higher proportion of sub-prime and near-prime balances, coupled with lower levels of promotional balances. Spreads widened on an underlying basis as rate increases preceded any rise in funding costs.

     In retail services, average balances rose by 4 per cent to US$17 billion, driven by organic growth and the deepening of HSBC’s relationships with existing partners. Spreads widened as higher yields on promotional balances (due to fewer people choosing to pay balances during the introductory period), and the benefit of price increases more than offset higher funding costs. Risk mitigation measures enacted included the tightening of credit across selected retail businesses, especially the power sports sector, closure of inactive accounts and a reduction in the limits for certain other accounts.

     Average vehicle loan balances grew by 5 per cent to US$13 billion despite the adverse effect on the motor vehicle market of higher interest rates, rising fuel prices and reduced incentive programmes from manufacturers. The main driver of growth was the successful expansion of the consumer direct channel, with online and direct sales rising by 52 per cent. Refinancing volumes were higher due to pricing and increased operational capacity. Interest rate spreads tightened as a result of a shift in portfolio mix toward higher credit quality loans.

     Average balances in personal non-credit card loans rose by 4 per cent, with actions taken to reduce risk including a reduction in direct mail campaigns, the withdrawal of the personal homeowner loan product in September 2007, and tightening underwriting criteria. As a result balances declined towards the end of 2007. Spreads tightened as the benefits of a shift in mix to higher yielding products were offset by rising levels of non-performing loans, which reduced yields, and increased funding costs.

     In Canada, net interest income rose by 14 per cent due to asset and deposit growth, partly offset by competitive margin compression. Average deposit balances rose by 8 per cent as the rollout of the new high-rate and direct savings accounts continued. These products added US$935 million in new balances and some 11,900 in incremental customer numbers. HSBC Premier recorded a rise in customer numbers of 19,000. Deposit spreads were broadly unchanged as the effects of a change in mix to higher paying high-rate and direct savings products were offset by the benefits of an increased proportion of higher yielding deposits.

     Average lending balances in Canada rose by 9 per cent as the strength of the economy and buoyant housing market drove demand for loans. While asset spreads at both the retail bank and the consumer finance business narrowed due to competitive pressure, overall spreads widened due to the increased proportion of higher yielding consumer finance products. Credit expansion was across all segments with the consumer finance operations achieving growth in their real estate secured, private label and credit card portfolios.

      Net fee income rose by 24 per cent to US$4.6 billion, mainly from the US credit cards and retail services businesse s, reflecting growth in balances. In the US, net fee income rose by 25 per cent, largely from higher late, overlimit and Intellicheck fees in the credit card book. Revenues from enhancement services also rose, primarily from higher sales of services to new and existing customers, growth in balances and an increase in new accounts. In the fourth quarter of 2007, HSBC changed fee practices on credit cards to ensure they fully reflected HSBC’s brand principles. This reduced income by US$55 million in 2007 and is expected to have a full year effect of up to approximately US$250 million in 2008.

     Taxpayer financial services generated fee income of US$247 million, 4 per cent lower than in the previous year due to changes in contractual terms which increased partner payments, and lower Internal Revenue Service receipts. Following a strategic review, pre-season and pre-file products and cross-collections were discontinued with effect from the beginning of the 2008 tax season.

     Fee income in Canada rose by 3 per cent on higher investment administration fees from growth in funds under management, higher fees from the Immigrant Investor Programme, higher credit fees and service charges from credit expansion and increased foreign exchange income. This was partly offset by lower retail brokerage fees.

     At the US retail bank, net fee income rose by 14 per cent to US$320 million, driven by increases

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

North America > 2007

in servicing fees on mortgages, credit card fees and deposit service charges.

     Trading losses in 2007 were US$215 million compared with trading income of US$274 million in 2006. Conditions in the housing market meant that sub-prime mortgages could not be securitised, which led to significantly wider credit spreads and a considerable loss of market liquidity across all asset-backed securities classes. These two factors, the loss of liquidity and wider credit spreads, resulted in substantial reductions in the value of mortgages held for sale. In light of this, HSBC closed Decision One, its wholesale mortgage business, in the second half of 2007.

     Gains less losses from financial instruments rose to US$176 million from US$14 million in 2006, due to the sale of MasterCard Inc. shares following its IPO.

     Other operating income fell by 109 per cent. Losses on foreclosed properties rose due to the combined effect of an increase in the stock of such properties and a reduction in their value due to falling prices. Total foreclosed assets rose to US$1.0 billion from US$670 million in 2006. The fall in other operating income also reflected a US$123 million gain in 2006 (from the sale of HSBC’s investment in Kanbay, a global IT services firm) which did not recur in 2007.

     Loan impairment charges and other credit risk provisions rose by 78 per cent to US$11.9 billion. US loan impairment charges rose by 79 per cent as the deterioration in housing credit markets extended to affect loans of all product types and vintages, particularly loans originated in 2005, 2006 and the first half of 2007. The combination of reduced financing options for consumers and weak or falling property values had a significant impact on delinquency levels. Developments in the credit markets have raised fundamental concerns about the viability of the ‘originate and distribute’ business model for securitising residential mortgages. The resulting industry-wide tightening of underwriting criteria, and the elimination of many loan products previously offered to consumers, reduced the general availability of credit and borrowers’ ability to refinance. This, in turn, exacerbated house price falls, most notably in those areas which had seen the most rapid appreciation in recent years.

     Lower house prices reduced the equity which customers had in their homes, removing a key source of accessible funds and reducing customers’ capacity to deal with unexpected problems such as unemployment or illness. Bankruptcy levels also increased from the exceptionally low levels seen in 2006 which followed changes in bankruptcy legislation in 2005.

     In mortgage services, loan impairment charges rose by 41 per cent to US$3.1 billion. Due to the factors noted above, delinquencies increased at a higher rate than was expected from normal portfolio seasoning 1, particularly for second lien customers.

     In consumer lending, loan impairment charges rose by 139 per cent to US$4.1 billion as evidence of credit quality deterioration was seen across the loan portfolio in the second half of 2007, in particular on first lien loans originated in 2006. There was also increased delinquency on second lien loans purchased between 2004 and the third quarter of 2006. Lower run-offs of loans, growth in average lending balances, normal seasoning and a rise in bankruptcy filings to historically more usual levels after the exceptional decline in 2006, also contributed to the rise. There was a marked increase in loan delinquency in those states most affected by the fall in home values.

     Credit card impairment charges rose by 83 per cent to US$2.8 billion as a result of weaker economic trends, growth in balances, normal portfolio seasoning, a rise in bankruptcy rates closer to historical levels, and a shift in mix to a higher proportion of non-prime loans.

     Loan impairment charges in Canada rose by 38 per cent, in line with the rise in loan balances and seasoning of the vehicle finance and credit card portfolios. In addition, an impairment charge on non-bank asset-backed commercial paper (‘ABCP’) was recognised in 2007.

     Operating expenses rose by 2 per cent to US$7.6 billion. In the US, while origination costs fell as loan growth was curtailed, additional resources were deployed to collection activities and the retail bank added selectively to its branch distribution network. Within the consumer finance operations, restructuring costs in 2007 totalled US$103 million, following the decision to reposition the US consumer finance business, the closure of the wholesale mortgage services business and the reduction in the number of branches in the US consumer lending network to around 1,000 to align with the level of demand expected in light of the Group’s revised risk appetite. The retail bank incurred higher staff costs due to expansion of the branch network, higher average salaries due to normal annual pay increases, and a change in mix of

1	‘Seasoning’ describes the emergence of credit loss patterns in portfolios over time.

Back to Contents

staffing to support business growth initiatives. Also contributing was US$70 million of one-off costs arising from the indemnification agreement with Visa ahead of the company’s planned IPO.

     Marketing costs to support the growth in Personal Financial Services lending increased in 2007, but in the second half expenditure on credit cards, co-branded credit cards and personal non-credit card marketing declined following the decision to slow loan growth in these portfolios. In HSBC Bank USA, marketing costs rose as a result of campaigns promoting the online savings product and investment in the HSBC brand, including the Newark Airport branding and the HSBC Premier relaunch. The expansion of the bank branch network in existing and new geographical areas also increased premises and other branch operating costs.

     In Canada, operating expenses increased by 13 per cent due to the strategic growth of the branch network, marketing to support new products, related investment in systems, and higher transaction costs caused by the rise in customer numbers. Staff numbers, premises and equipment costs rose, partly due to the opening of five new branches. Marketing costs rose too, principally due to direct savings and brand awareness campaigns. The Canadian consumer finance business restructured its business model to align with changes in the US consumer finance operations, reducing lending through its branch network and closing the correspondent mortgage business. A total of 29 consumer finance branches were closed.

     Commercial Banking’s pre-tax profits of US$920 million declined by 6 per cent compared with 2006. In the US, loan and deposit balances grew with the continuing expansion of the branch network outside its traditional base into 16 of the top 25 business centres by the end of the year, complemented by a restructuring of the branch sales force. Despite this growth, overall performance declined as business expansion costs, restructuring costs, lower gains on asset disposals, a slowdown in commercial and real estate activity and a deterioration in the credit environment more than offset the benefit of higher volumes.

     In Canada, profit before tax was broadly flat at US$466 million, driven by strong balance sheet growth, notwithstanding the wider funding and liquidity pressures which arose from the freezing of the non-bank ABCP market in Canada in August.

     In the US, net interest income rose by 10 per cent to US$804 million, driven by average deposit growth of 20 per cent and loan growth of 6 per cent. Organic expansion underpinned the increase, with recently opened offices in Chicago, Washington DC and the West Coast contributing to growth. Net interest income growth slowed as a result of declining commercial real estate activity, with higher repayments and slower replacement business reflecting market conditions and credit appetite. There were also narrower spreads on deposits, as customers migrated to higher yielding products.

     Average deposit balances in the US rose by 20 per cent, led by a 21 per cent increase in volumes from small business customers. The expansion of the network and targeted marketing initiatives were key factors in the rise. Spreads narrowed as the product mix changed towards higher yielding accounts, particularly among small business customers, partly offsetting the gains to income from higher balances.

     Average loan balances in the US were 4 per cent higher. Loan growth was primarily due to strong activity in middle market lending, up 20 per cent, with growth coming equally from existing branches and geographic expansion. Overall loan growth was, however, much lower as a result of a slowdown in financing commercial real estate activity, where lending volumes fell by 6 per cent. Competitive pressures led to narrower spreads.

     In Canada, net interest income rose by 14 per cent, driven by strong loan growth, particularly in Western Canada. Average deposit balances rose by 10 per cent, with volumes lifted by the success of the payments and cash management business. Spreads rose as repricing initiatives on key products offset the effects of competitive pressures and increased funding costs over the last four months of 2007, due to the disruption caused to the ABCP market by constrained liquidity, as described above.

     Average lending balances rose by 17 per cent, buoyed by the strong economic backdrop. There was notable expansion in Western Canada, where the resource economy continued to underpin performance. Spreads were tighter due to spread compression on floating rate loans.

     In Bermuda, net interest income increased by 15 per cent. Average deposit balances fell by 6 per cent, mainly due to lower than expected growth in volumes of fixed term deposits.

     Net fee income was broadly unchanged at US$338 million. In the US, fee income was flat compared with 2006. The growth in deposit accounts and a focus on business debit cards for small and micro businesses led to a rise in deposit service charges and card fees. This was, however, offset by lower fees on the syndication of commercial real estate loans as balance activity declined. In Canada,

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

North America > 2007 / 2006

fee income rose with the increase in activity volumes. Higher service charges and credit fees were the main fee generators.

     Loan impairment charges rose by 151 per cent to US$191 million, reflecting the growth in the loan book. In the US, loan impairment charges rose by 91 per cent, mainly due to the higher probability of default among commercial real estate loans and a change in methodology for loan impairment allowances on a small business revolving loan portfolio. Several condominium development projects took longer to complete than intended, resulting in cash flow issues for some customers. This hindered their ability to obtain a mortgage at the end of the construction phase which, in some cases, precipitated downgrades by ratings agencies, all of which combined to generate increased impairment charges. In Canada, loan impairment charges increased due to exposures to certain sectors affected by the strength of the Canadian dollar. An impairment charge for non-bank ABCP was also taken. The risk reflected the historically low impairment charges incurred in 2006.

     Operating expenses rose by 8 per cent to US$893million. US costs rose by 9 per cent as the expansion of the branch network led to higher staff and administration costs. Costs for collection activities also rose. In Canada, costs rose by 2 per cent due to an increase in headcount, higher staff incentives, increases in business licenses, taxes, and higher cheque clearing costs in line with rises in business activity levels. The tight labour market added upward pressure on staff costs and created challenges in filling vacancies, particularly in Western Canada.

     Global Banking and Markets in North America reported a pre-tax loss of US$965 million, compared with a profit of US$423 million in 2006. Improvements across most businesses were overwhelmed by significant losses in mortgages, mortgage-backed securities and structured credit products held for trading, which were driven by widening credit spreads following the deterioration in credit markets in the second half of 2007. In addition, leveraged and acquisition finance recorded write-downs on underwriting positions held.

     Total operating income of US$645 million was 69 per cent lower than 2006, reflecting the impact of the above-mentioned losses and write-downs, partly offset by higher net interest income from corporate lending and increased deposit balances in payments and cash management.

     The 38 per cent rise in net interest income partly reflected increased lending driven by client demand and higher outstanding unsyndicated loan balances in financing and capital markets.

     Payments and cash management delivered a 43 per cent increase in net interest income as a result of growth in demand deposits, and a 15 per cent increase in transaction fees as higher volumes were generated from a wider range of product offerings.

     Net fee income was 6 per cent ahead of 2006. Apart from the growth in payments and cash management referred to above, a strong performance in HSBC Global Asset Management reflected favourable market conditions in the first half of the year.

     Trading losses of US$734 million compared with income of US$818 million in 2006. The decline was driven by write-downs in credit and structured derivatives, as detailed above, including US$282 million relating to monoline exposures, of which those below investment grade have been fully written down. These losses were only partly offset by strong foreign exchange revenues where trading volumes benefited from market volatility and positioning against a weakening US dollar. Trading income from the rates business also increased, driven by investor demand for lower risk products.

     The credit market dislocation also led to an adverse fair value adjustment for loan commitments outstanding when global credit spreads widened in the second half of the year. Including this and the credit and structured derivatives write-downs referred to above, the total write-down was US$1.4 billion.

     The benign corporate credit environment experienced in recent years continued and impairment charges were low, albeit higher than in 2006.

     Operating expenses declined by 5 per cent, mainly as a result of reduced performance-related remuneration resulting from lower revenues. Expenses were also reduced by savings initiatives started in late 2006 and early 2007 though these were offset by the restructuring costs associated with the Group’s exit from the mortgage-backed securities business.

     Private Banking reported a pre-tax profit of US$174 million. Excluding a US$39 million geographical reclassification, the underlying increase was 27 per cent, reflecting improvements in Bermuda and the US, the addition of Private Banking in Canada and a one-off gain from the sale of Wealth and Tax Advisory Services (‘WTAS’) to its management. The revenue growth was partially offset by increased costs from the launch of Private

Back to Contents

Banking in Canada. The cost efficiency ratio reflected this, remaining broadly flat at 69.3 per cent.

     Net interest income increased by 14 per cent to US$273 million, excluding a US$42 million geographical reclassification. This was driven by new business in Canada and an increase in deposit volumes in Bermuda. Net interest income in the US remained broadly flat as a result of competitive pressures.

     Growth in net fee income of 16 per cent to US$279 million was driven by higher investment in discretionary funds especially the multi-manager products offered in the US. WTAS also contributed to the rise; this business was subsequently sold on 31 December 2007 in order to enable Private Banking to focus on core activities. The sale resulted in an US$18 million gain in other operating income.

     Client assets of US$58 billion, an increase of 35 per cent, reflected expansion into Canada, a market-driven rise in assets and net new money of US$933 million.

     Loan impairment charges decreased by 71 per cent to US$10 million, reflecting the non-recurrence of a large single loan impairment charge in 2006.

     Operating expenses rose by 17 per cent to US$415 million, with a rise in staff costs in both support and front-office positions and the launch of operations in Canada.

     Within Other, profit before tax increased to US$1.5 billion, driven largely by significant fair value movements on HSBC’s own debt as a result of the widening of credit spreads and related derivatives in the second half of the year.

     HSBC Technology USA Inc. and hsbc.com provide technology services across North America, the costs of which are recharged to specific entities. Increased activity during the period contributed to a 14 per cent rise in operating expenses which were recovered through ‘Other operating income’.

Year ended 31 December 2006 compared with year ended 31 December 2005

Economic briefing

In the US, GDP growth in 2006 was 2.9 per cent. Growth in the second half of the year moderated to below 3 per cent, after average annualised growth of 4.1 per cent in the first half of the year. Consumer spending in 2006 grew by 3.4 per cent, with average annualised growth of 3.6 per cent in the second half of the year. Housing activity weakened substantially in 2006, with annualised declines in residential investment of 11 per cent in the second quarter followed by annualised declines of 19 per cent in the third and fourth quarters of the year. There was some optimism that housing starts may have begun to stabilise by the year-end, with housing permits rising in December after ten successive monthly falls. Continued strong profits growth meant that business investment remained robust but industrial production weakened markedly towards the end of the year. The unemployment rate remained relatively low, averaging 4.6 per cent in 2006. The trade deficit stabilised through most of the year and narrowed in the final months of 2006 in response to strong global growth and a weaker US dollar. Inflation rose by 4.3 per cent in the first half of the year due to energy price rises but subsequently fell to an annual rate of about 2 per cent as energy prices declined. The Federal Reserve raised shor t-term interest rates by 1 per cent in the first half of 2006 to 5.25 per cent, but kept rates unchanged thereafter. After rising from 4.4 per cent to 5.2 per cent in the first half of 2006, 10-year note yields fell to a low of 4.4 per cent in early December before increasing to 4.7 per cent by the year-end. The S&P500 stock market index rose by 13.6 per cent in the year.

     The Canadian economy slowed during 2006, with GDP growth falling from an annualised rate of 3.6 per cent at the beginning of the year to 1.7 per cent by the third quarter, largely reflecting slower export growth. Domestic demand remained robust and HSBC expects the momentum seen in 2006 to continue through 2007, supported by historically low levels of unemployment and a housing market which, although showing signs of moderation, remained strong throughout 2006. Although energy prices eased, 2006’s commodity boom was expected to continue benefiting the Canadian economy through 2007. Inflation remained problematic with core prices moving above the Bank of Canada’s preferred target rate of 2 per cent, and productivity remained relatively weak. Having raised its overnight interest rate from 3.25 per cent at the start of 2006 to 4.25 per cent in May, the Bank of Canada kept rates on hold for the rest of the year.

Review of business performance

HSBC’s operations in North America reported a pre-tax profit of US$4.7 billion compared with US$5.9 billion in 2005, a decrease of 21 per cent. On an underlying basis, pre-tax profits declined by 25 per cent. Underlying net operating income before loan impairment charges was higher by 6 per cent, reflecting the income benefit of asset growth in Personal Financial Services . This revenue growth was more than offset by a significant rise in loan impairment charges in the correspondent mortgage

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

North America > 2006

services business within HSBC Finance, as slowing house price appreciation and the projected effect of interest rate resets impacted loss estimates from rising credit delinquency. This is described more fully below and on page 221. In Commercial Banking, investment in distribution channels delivered growth from increased lending and deposit taking. In Global Banking and Markets, strong trading results more than offset lower balance sheet management revenues, which were constrained by compressed spreads in a flat interest rate yield curve environment. Underlying operating expenses increased by 13 per cent to support investment in business expansion and branch openings in the Personal Financial Services business.

     The commentary that follows is on an underlying basis.

Reconciliation of reported and underlying profit before tax

	Year ended 31 December 2006 compared with year ended 31 December 2005

				2005
	2005			at 2006	Acqui-		2006
	as	Currency		exchange	sitions and	Underlying	as	Reported	Underlying
	reported	translation	[1]	rates	disposals [2]	change	reported	change	change
North America	US$m	US$m		US$m	US$m	US$m	US$m	%	%
Net interest income	13,295	56		13,351	528	389	14,268	7	3
Net fee income	3,952	21		3,973	225	568	4,766	21	14
Other income[3]	2,294	9		2,303	13	277	2,593	13	12

Net operating income[4]	19,541	86		19,627	766	1,234	21,627	11	6
Loan impairment charges and other credit risk provisions	(4,916)	3		(4,913)	(291)	(1,592)	(6,796)	(38)	(32)

Net operating income	14,625	89		14,714	475	(358)	14,831	1	(2)
Operating expenses	(8,758)	(43)		(8,801)	(291)	(1,101)	(10,193)	(16)	(13)

Operating profit	5,867	46		5,913	184	(1,459)	4,638	(21)	(25)
Income from associates	48	–		48	–	(18)	30	(38)	(38)

Profit before tax	5,915	46		5,961	184	(1,477)	4,668	(21)	(25)

For footnotes, see page 130.

     Personal Financial Services generated a pre-tax profit of US$3.4 billion, a decrease of 23 per cent compared with 2005. Net operating income rose at a slower rate than cost growth, due to constrained balance sheet growth in the second half of the year, higher collection expense and significantly higher loan impairment charges. The increased loan impairment charges recognised in respect of HSBC Finance’s correspondent mortgage services business more than offset the non-recurrence of charges arising in respect of hurricane Katrina and the change in bankruptcy legislation in 2005. The cost efficiency ratio worsened as costs rose faster than revenues.

     In the US, pre-tax profit of US$3.1 billion was 24 per cent lower than in 2005, reflecting the significantly higher loan impairment charges noted above and additional costs incurred in support of business expansion in both the consumer finance company and the retail bank. Beginning in 2004, HSBC implemented a growth strategy for its core banking network in the US which included building deposits over a three to five year period across multiple markets and segments utilising diverse delivery systems. During 2006 the strategy included various initiatives, the most important of these being growing the deposit base by emphasising more competitive pricing and introducing high yielding products, including internet savings accounts. These have grown significantly since late 2005 to US$7 billion, of which US$6 billion arose in 2006 and US$5 billion of the 2006 growth was from new customers. Retail branch expansion in existing and new geographic markets was also a key initiative, with 25 new branches opened in 2006.

     In Canada, profit before tax was 21 per cent lower, partly due to the absence of provision releases made in 2005 in the core banking operations. Revenues rose but this was offset by costs incurred in support of expansion in consumer finance and investments made in the bank distribution channels.

     Net interest income of US$13.0 billion was 7 per cent higher than in 2005. In the US, there was strong growth in mortgages, cards and other personal non-credit card lending, particularly in the first half of the year, and this, coupled with higher deposit balances, led to a 6 per cent increase in net interest

Back to Contents

income as competition reduced both asset and deposit spreads.

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

     In the branch-based consumer lending business, average mortgage balances grew by 15 per cent to US$41.2 billion as lending secured on real estate, which included a near-prime product introduced in 2003, was pursued. This growth was augmented by portfolio acquisitions, most notably the US$2.5 billion Champion mortgage portfolio purchased from KeyBank, NA in November 2006.

     In the mortgage services correspondent business, average balances of US$49.9 billion were 28 per cent higher than in 2005. During 2005 and the first half of 2006, emphasis was placed on increasing both first and second lien mortgages by expanding sources for the purchase of loans from correspondents. In the second quarter of 2006,

HSBC began to witness deterioration in the performance of mortgages acquired in 2005, particularly in the second lien and portions of the first lien portfolios. This deterioration continued in the third quarter and began to affect the equivalent loans acquired in 2006. In the final quarter of 2006, the deterioration worsened considerably, mainly in first lien ARM balances and second lien loans.

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

     In the retail services business, average balances rose by 6 per cent to US$15.8 billion. This was mainly driven by newer merchants, changes in product mix and the launch of three co-branded programmes; the MasterCard and Visa partnerships with Best Buy and Saks Fifth Avenue, and the Neiman Marcus co-branded card with American Express. The positive income benefits from higher balances were more than o ffset by lower spreads, as a large proportion of the loan book priced at fixed rates was affected by higher funding costs. This was further affected by changes in the product mix as lower yielding department store card balances grew more strongly, and by competitive downward pricing pressures. Changes in merchant contractual obligations also led to lower net interest income,

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

North America > 2006

though this was offset by reduced partnership payments to those merchants.

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

     Net fee income grew by 13 per cent to US$3.7 billion, with increases in both the US and Canada. The 13 per cent rise in the US was largely led by higher fees from the credit card and retail services businesses. Credit card fee income from the consumer finance business increased by 8 per cent, primarily from balance growth in the non-prime portfolio, improved interchange rates and lower fee charge-offs. Revenues from credit card partnership enhancement services rose due to greater sales volumes, expansion into new customer segments and balance growth.

     Within the US retail services business, net fee income rose, reflecting lower merchant payments, in part due to changes in contract obligations with certain merchants. A rise in late fees from growth in customer account balances and higher fees on overdue payments contributed further to the increase.

     In the US mortgage-banking business, net fee income declined. Although mortgage loan service volumes grew in 2006, contributing additional fee income from the greater proportion of mortgages originated and then sold with mortgage servicing rights (‘MSRs’) retained, these benefits were more than offset by higher amortisation charges and lower releases of temporary impairment provisions on MSRs. The taxpayer financial services business generated higher fee income from increased loan volumes during the 2006 tax season.

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

     Loan impairment charges and other credit risk provisions of US$6.7 billion were 28 per cent higher than in 2005. In the US, loan impairment charges rose by 28 per cent despite the non-recurrence of significant charges which arose in 2005 following hurricane Katrina and increased levels of bankruptcy filings in the final quarter of the year. Loan impairment charges were also higher in the second half of 2006 compared with both the preceding half and the second half of 2005. The increase was primarily driven by significantly higher delinquencies and losses in the mortgage services

Back to Contents

correspondent business, concentrated in second lien and portions of first lien mortgages originated and purchased in 2005 and 2006. As noted previously, HSBC witnessed a deterioration in the performance of these 2005 originations during the first half of 2006. This deterioration continued into the third quarter and started to affect equivalent loans originated in 2006. In the final quarter of 2006, deterioration of these loans, largely the first lien adjustable-rate and second lien loans, worsened considerably. The heightened risk of loss was attributable to lower equity in homes as price growth moderated or reversed, together with a higher prospective interest burden from ARM resets. As many of these mortgages were being re-priced in an environment of higher interest rates, slower asset price appreciation and tightening credit, HSBC considers it highly likely that these factors will lead to increased instances of default in the future on both first and any associated second lien loans. Accordingly, a significant increase in loan impairment charges was recorded in the final quarter of the year.

     Higher lending, the seasoning of the loan portfolio, and a return to more normal historical levels of delinquency from the exceptionally favourable credit conditions experienced in recent periods, all contributed to the overall increase in impairment charges in the US. This was partly offset by lower numbers and levels of bankruptcy filings and the positive effect of low unemployment. The credit card business, in addition, benefited from improved recovery rates from loans previously written off. Notwithstanding the accelerated credit weakness witnessed in the mortgage services correspondent business, credit performance as measured by delinquency and loss in the majority of the other lending portfolios, including mortgage balances originated through the branch-based consumer lending business gradually deteriorated from the seasoning of a growing portfolio and the rising proportion of credit card balances. Loan impairment charges in these portfolios were consequently higher in the second half of 2006 as these portfolios seasoned, coinciding with the weakening housing market.

     In Canada, loan impairment charges were 38 per cent higher. This primarily reflected the non-recurrence of loan impairment releases from core banking operations, which occurred in 2005, as well as growth in both secured and unsecured lending balances and higher delinquency rates in the motor vehicle finance business.

     Operating expenses grew by 12 per cent to US$7.4 billion. In the US, costs of US$6.7 billion were 11 per cent higher than in 2005. In the consumer finance business, the rise was driven by increased headcount to support incremental collections activity, and greater volumes. Higher costs were incurred in marketing cards to support the launch of new co-branded credit cards, greater levels of mailing and other promotional campaigns in the cards and retail services businesses. IT and administrative expenses grew in support of higher asset balances. A lower level of deferred origination costs in the mortgage services business, due to a decline in volumes, contributed further to the cost growth.

     In HSBC Bank USA, expense growth was primarily driven by branch staff costs from additional headcount recruited to support investment in business expansion and new branch openings. Greater emphasis placed on increasing the quality and number of branch staff dedicated to sales and customer relationship activities, which changed the staff mix, also contributed to cost growth. The continued promotion of the online savings product, new branch openings and branding initiatives at the John F. Kennedy International and LaGuardia airports in New York led to a rise in marketing costs. IT costs also grew following significant investment expenditure incurred on several key network efficiency projects.

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

     Net interest income grew by 15 per cent to US$1.4 billion. In the US, net interest income was 13 per cent higher, as HSBC continued to expand its geographical presence, notably in Boston, Connecticut, New Jersey, Philadelphia, Washington D.C., Chicago and Los Angeles. Average deposit balances rose by 30 per cent, aided by geographical

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

North America > 2006

expansion and greater focus placed on generating balances from commercial real estate companies and middle market customers. In particular, there was an increased emphasis on attracting high margin balances from cash management sales activities. Rising interest rates encouraged customers to transfer funds to higher yielding products and the resulting change in product mix led to a narrowing of liability spreads.

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

     Global Banking and Markets reported a pre-tax profit of US$423 million, 28 per cent lower than in 2005. The result in 2005 benefited from a US$106 million favourable movement on ineffective hedges on HSBC’s own debt and, excluding this, profit before tax decreased by 12 per cent. The fall in profits was primarily due to a decline in balance sheet management revenues. Balance sheet management activity continued to be constrained by compressed spreads in a flat interest rate yield curve environment, with a resultant decrease of US$347 million. Operating expenses were higher by 19 per cent with a significant portion of the increase driven by the first full year effect of recruitment and business expansion in 2005, and by specific

Back to Contents

initiatives taken in early 2006. This investment in extending the trading platform, notably in mortgage-backed securities, structured derivatives, metals and foreign exchange, produced record trading revenues.

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

     HSBC’s operation in Canada reported a 31 per cent increase in fees, reflecting a growth in funds under management within HSBC Global Asset Management, coupled with higher fees from the lending business and securities services.

     Net trading income more than doubled to US$818 million. In Global Markets, a wider product offering and improved sales capabilities drove significant gains across all major client-related activities. Revenues were further boosted by the first full year contribution from the mortgage-backed securities trading business. Credit and Rates benefited from tightening credit spreads and increased customer flows. Structured derivatives income more than doubled, reflecting successful product launches as well as increased sales of tailored solutions. Revenues in the foreign exchange business remained robust against the backdrop of a weakening US dollar.

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

     Net fee income grew strongly, increasing by 20 per cent to US$240 million. WTAS continued to expand its client base – it rose by 31 per cent in 2006 – and reported significant revenue growth, benefiting from restrictions placed on the major auditing firms with regard to providing personal tax advice to employees of audit clients. Higher funds under management and an increase in referrals with other

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

North America > 2006 / Profit/(loss) before tax by customer group

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

Back to Contents

Profit/(loss) before tax and balance sheet data by customer group and global business

		Year ended 31 December 2007

		Personal		Global			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination [14]	Total
North America		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)		13,175	1,558	378	273	(17)	(520)	14,847
Net fee income/(expense)		4,571	338	701	279	(79)	–	5,810
Trading income/(expense) excluding net interest income		(349)	(2)	(871)	11	(78)	–	(1,289)
Net interest income/(expense) on trading activities		134	–	137	–	(44)	520	747
Net trading income/(expense)[5]		(215)	(2)	(734)	11	(122)	520	(542)
Net income from financial instruments designated at fair value		–	–	11	–	1,739	–	1,750
Gains less losses from financial investments		176	(1)	65	2	3	–	245
Dividend income		47	1	57	–	–	–	105
Net earned insurance premiums .		449	–	–	–	–	–	449
Other operating income/(expense)		(5)	88	167	34	1,480	(1,404)	360

Total operating income		18,198	1,982	645	599	3,004	(1,404)	23,024
Net insurance claims[6]		(241)	–	–	–	–	–	(241)

Net operating income[4]		17,957	1,982	645	599	3,004	(1,404)	22,783
Loan impairment charges and other credit risk provisions		(11,909)	(191)	(46)	(10)	–	–	(12,156)

Net operating income		6,048	1,791	599	589	3,004	(1,404)	10,627
Total operating expenses		(7,594)	(893)	(1,562)	(415)	(1,496)	1,404	(10,556)

Operating profit/(loss)		(1,546)	898	(963)	174	1,508	–	71
Share of profit/(loss) in associates and joint ventures		–	22	(2)	–	–	–	20

Profit/(loss) before tax		(1,546)	920	(965)	174	1,508	–	91

		%	%	%	%	%		%

Share of HSBC’s profit before tax		(6.4)	3.8	(4.0)	0.7	6.3		0.4
Cost efficiency ratio		42.3	45.1	242.2	69.3	49.8		46.3

		US$m	US$m	US$m	US$m	US$m		US$m
Balance sheet data[7]
Loans and advances to customers (net)		218,676	38,930	26,186	6,068	–		289,860
Total assets		240,734	43,920	217,808	6,541	1,089		510,092
Customer accounts		61,824	36,306	30,732	16,187	124		145,173
The following assets and liabilities were significant to Global Banking and Markets:
–	loans and advances to banks (net)			14,938
–	trading assets, financial instruments designated at fair value, and financial investments[16]			126,669
–	deposits by banks			14,825

For footnotes, see page 130.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

North America > Profit/loss before tax by customer group

Profit/(loss) before tax and balance sheet data by customer group and global business (continued)

		Year ended 31 December 2006

		Personal		Global			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination [14]	Total
North America		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)		12,964	1,362	266	212	(52)	(484)	14,268
Net fee income/(expense)		3,675	329	656	240	(134)	–	4,766
Trading income/(expense) excluding net interest income		66	13	746	12	(220)	–	617
Net interest income/(expense) on trading activities		208	–	72	–	(23)	484	741
Net trading income/(expense)[5]		274	13	818	12	(243)	484	1,358
Net expense from financial instruments designated at fair value		–	–	(11)	–	(52)	–	(63)
Gains less losses from financial investments		14	19	12	9	4	–	58
Dividend income		23	1	61	–	–	–	85
Net earned insurance premiums.		492	–	–	–	–	–	492
Other operating income		270	87	269	31	1,536	(1,271)	922

Total operating income		17,712	1,811	2,071	504	1, 059	(1,271)	21,886
Net insurance claims[6]		(259)	–	–	–	–	–	(259)

Net operating income[4]		17,453	1,811	2,071	504	1, 059	(1,271)	21,627
Loan impairment charges and other credit risk provisions		(6,683)	(74)	(3)	(35)	(1)	–	(6,796)

Net operating income		10,770	1,737	2,068	469	1, 058	(1,271)	14,831
Total operating expenses		(7,379)	(814)	(1,641)	(355)	(1, 275)	1,271	(10,193)

Operating profit/(loss)		3,391	923	427	114	(217)	–	4,638
Share of profit/(loss) in associates and joint ventures		–	34	(4)	–	–	–	30

Profit/(loss) before tax		3,391	957	423	114	(217)	–	4,668

		%	%	%	%	%		%

Share of HSBC’s profit before tax		15.4	4.3	1.9	0.5	(1.0)		21.1
Cost efficiency ratio		42.3	44.9	79.2	70.4	120.4		47.1

		US$m	US$m	US$m	US$m	US$m		US$m
Balance sheet data[7]
Loans and advances to customers (net)		220,517	34,651	17,215	5,604	–		277,987
Total assets		250,985	43,012	208,958	6,558	1, 677		511,190
Customer accounts		54,099	31,066	23,711	11, 938	108		120,922
The following assets and liabilities were significant to Global Banking and Markets:
–	loans and advances to banks (net)			15,862
–	trading assets, financial instruments designated at fair value, and financial investments[16]			136,141
–	deposits by banks			9,664

For footnotes, see page 130.

Back to Contents
		Year ended 31 December 2005

		Personal		Global			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination [14]	Total
North America		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)		11,636	1,157	661	185	(114)	(230)	13,295
Net fee income/(expense)		3,050	283	577	200	(158)	–	3,952
Trading income excluding net interest income		119	7	95	7	22	–	250
Net interest income/(expense) on trading activities		210	(4)	221	(1)	(21)	230	635
Net trading income[5]		329	3	316	6	1	230	885
Net income/(expense) from financial instruments designated at fair value		10	–	23	(1)	402	–	434
Gains less losses from financial investments		(12)	1	57	–	1	–	47
Dividend income		8	–	33	–	–	–	41
Net earned insurance premiums .		478	–	–	–	(1)	–	477
Other operating income		232	87	179	34	1,280	(1,170)	642

Total operating income		15,731	1,531	1,846	424	1,411	(1,170)	19,773
Net insurance claims[6]		(232)	–	–	–	–	–	(232)

Net operating income[4]		15,499	1,531	1,846	424	1,411	(1,170)	19,541
Loan impairment (charges)/ recoveries and other credit risk provisions		(5,001)	21	64	4	(4)	–	(4,916)

Net operating income		10,498	1,552	1,910	428	1,407	(1,170)	14,625
Total operating expenses		(6,317)	(660)	(1,376)	(324)	(1,251)	1,170	(8,758)

Operating profit		4,181	892	534	104	156	–	5,867
Share of profit in associates and joint ventures		–	–	39	–	9	–	48

Profit before tax		4,181	892	573	104	165	–	5,915

		%	%	%	%	%		%

Share of HSBC’s profit before tax		19.9	4.3	2.7	0.5	0.8		28.2
Cost efficiency ratio		40.8	43.1	74.5	76.4	88.7		44.8

		US$m	US$m	US$m	US$m	US$m		US$m
Balance sheet data[7]
Loans and advances to customers (net)		207,598	29,666	10,381	4,915	–		252,560
Total assets		240,474	36,570	149,623	5,823	–		432,490
Customer accounts		44,769	25,585	31,442	9,589	1		111,386
The following assets and liabilities were significant to Global Banking and Markets:
–	loans and advances to banks (net)			9,979
–	trading assets, financial fair value, and financial investments[16]			102,732
–	deposits by banks			7,506

For footnotes, see page 130.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Latin America > Profit/(loss) before tax

Latin America

Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Year ended 31 December 2007
Mexico	514	333	113	11	9	980
Brazil	293	286	297	9	(6)	879
Argentina	36	75	90	–	–	201
Panama	45	18	16	7	–	86
Other	5	28	1	(2)	–	32

	893	740	517	25	3	2,178

Year ended 31 December 2006
Mexico	628	197	177	7	–	1,009
Brazil	121	185	218	6	(4)	526
Argentina	35	51	68	–	3	157
Panama	16	13	10	–	–	39
Other	–	5	2	1	(4)	4

	800	451	475	14	(5)	1,735

Year ended 31 December 2005
Mexico	570	161	192	–	–	923
Brazil	167	147	95	1	(4)	406
Argentina	37	35	56	–	116	244
Panama	10	11	9	–	–	30
Other	2	3	(5)	–	1	1

	786	357	347	1	113	1,604

Loans and advances to customers (net) by country

	At 31 December

	2007	2006	2005
	US$m	US$m	US$m

Mexico	18,059	14,294	11,242
Brazil	18,491	11,469	7,975
Argentina	2,485	1,912	1,077
Panama	4,158	4,178	1,135
Other	4,730	3,938	252

	47,923	35,791	21,681

Customer accounts by country

	At 31 December

	2007	2006	2005
	US$m	US$m	US$m

Mexico	22,307	19,775	13,226
Brazil	26,231	19,946	14,847
Argentina	2,779	2,470	1,239
Panama	5,062	5,031	1,217
Other	4,913	3,639	460

	61,292	50,861	30,989

Back to Contents

Profit before tax
	Year ended 31 December

	2007	2006	2005
Latin America	US$m	US$m	US$m

Net interest income	5,576	4,197	3,342
Net fee income	2,153	1,630	1,191
Net trading income	548	537	537
Net income from financial instruments designated at fair value	320	237	186
Gains less losses from financial investments	253	84	80
Gains arising from dilution of interests in associates	11	–	–
Dividend income	9	6	5
Net earned insurance premiums	1,594	1,076	871
Other operating income	228	91	286

Total operating income	10,692	7,858	6,498
Net insurance claims incurred and movement in liabilities to policyholders .	(1,427)	(1,023)	(792)

Net operating income before loan impairment charges and other credit risk provisions	9,265	6,835	5,706
Loan impairment charges and other credit risk provisions	(1,697)	(938)	(676)

Net operating income	7,568	5,897	5,030
Total operating expenses	(5,402)	(4,166)	(3,426)

Operating profit	2,166	1,731	1,604
Share of profit in associates and joint ventures	12	4	–

Profit before tax	2,178	1,735	1,604

	%	%	%

Share of HSBC’s profit before tax	9.0	7.9	7.7
Cost efficiency ratio	58.3	61.0	60.0
Year-end staff numbers (full-time equivalent)	64,404	64,900	55,600

Balance sheet data[7]
	At 31 December

	2007	2006	2005
	US$m	US$m	US$m

Loans and advances to customers (net)	47,923	35,791	21,681
Loans and advances to banks (net)	12,675	12,634	8,964
Trading assets, financial instruments designated at fair value, and financial investments	24,715	20,497	16,945
Total assets	99,056	80,771	55,387
Deposits by banks	4,092	5,267	2,598
Customer accounts	61,292	50,861	30,989
For footnote, see page 130.

Year ended 31 December 2007 compared with year ended 31 December 2006

Economic briefing

In response to fluctuations in export demand from the US, economic growth in Mexico moderated during the course of 2007, with GDP rising an estimated 3.1 per cent during the year, compared with 4.8 per cent in 2006. Inflationary pressures remained significant throughout 2007, with consumer price inflation averaging 4 per cent, driven by increases in international prices of commodities, which affected domestic food prices in the core index. As a result, the Bank of Mexico raised its overnight interest rate by a total of 50 basis points, and has maintained its restrictive monetary policy despite reductions in interest rates by the US Federal Reserve.

     The Brazilian economy expanded strongly in 2007, with GDP expected to have grown by 5.4 per cent compared with 3.7 per cent in 2006. As in 2006, growth was driven by domestic demand, with private consumption rising considerably. As a consequence, the average unemployment rate fell to 9.3 per cent in 2007 from 10 per cent in 2006. After declining to 3.1 per cent at the end of 2006, the annual rate of consumer price inflation climbed to 4.5 per cent by

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Latin America > 2007

December 2007, mainly from higher food prices. The cycle of monetary easing which began in the third quarter of 2005 paused in October 2007 with the overnight rate at 11.25 per cent, the lowest level in several decades. After nine years of steady expansion, the trade balance surplus fell slightly in 2007, and is expected to decrease further in 2008. Balance of payments fundamentals, however, remained robust and, as a result, the Brazilian economy seemed less vulnerable to external shocks than in previous years.

     The Argentine economy also performed strongly in 2007, with GDP expected to have risen by 8.7 per cent. This strength was a consequence of several factors such as a competitive exchange rate, spare capacity in the economy and a generally favourable external environment, which helped Argentina extend its fiscal and external surpluses into a fourth successive year. Less encouraging was the fact that inflation accelerated to about 13 per cent, up from 10 per cent in 2006. Although food inflation was part of the explanation, rapid demand growth was also a factor. 2007 was an election year, and as a result the rate of growth of fiscal spending doubled to 45 per cent on an annual basis. As a consequence, the primary surplus fell by around 1.2 per cent of GDP.

     Throughout the region as a whole, GDP growth roughly matched that of 2006. The slowdown in Mexico provided a contrast to better performances elsewhere in Central and Southern America. Central America grew by an estimated 6.3 per cent, up from 5.9 per cent in 2006 while, in South America, growth was an estimated 5.8 per cent, up from 5.3 per cent in 2006. The most dynamic economies in Central America were Panama (10.0 per cent growth in GDP) and the Dominican Republic (8.0 per cent), followed by Costa Rica (6.2 per cent) and Honduras (6.2 per cent). In South America, the fastest growing countries after Argentina were Peru (7.2 per cent growth in GDP), Venezuela (7.0 per cent) and Colombia (6.5 per cent). In general, inflation appears to be under control in Latin America, averaging around 5 per cent over the past three years. Only Venezuela and Argentina have experienced double-digit inflation, while the US dollar-based economies of Panama, Ecuador and El Salvador have better inflationary records.

Reconciliation of reported and underlying profit before tax

	Year ended 31 December 2007 compared with year ended 31 December 2006

			2006	Acquisitions,
	2006		at 2007	disposals		2007
	as	Currency	exchange	and dilution	Underlying	as	Reported	Underlying
	reported	translation [1]	rates	gains [2]	change	reported	change	change
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	4,197	261	4,458	375	743	5,576	33	17
Net fee income	1,630	86	1,716	86	351	2,153	32	20
Other income[3]	1,008	60	1,068	102	366	1,536	52	34

Net operating income[4]	6,835	407	7,242	563	1,460	9,265	36	20
Loan impairment charges and other credit risk provisions	(938)	(81)	(1,019)	(133)	(545)	(1,697)	(81)	(53)

Net operating income	5,897	326	6,223	430	915	7,568	28	15
Operating expenses	(4,166)	(258)	(4,424)	(320)	(658)	(5,402)	(30)	(15)

Operating profit	1,731	68	1,799	110	257	2,166	25	14
Income from associates	4	–	4	9	(1)	12	200	(25)

Profit before tax	1,735	68	1,803	119	256	2,178	26	14

For footnotes, see page 130.

Review of business performance

HSBC’s operations in Latin America reported a pre-tax profit of US$2.2 billion compared with US$1.7 billion in 2006, representing an increase of 26 per cent. HSBC’s acquisitions of HSBC Bank Panama and Banca Nazionale in 2006 strengthened the existing business platform and geographical representation, and 2007 has been a year of integrating these operations into HSBC. On an underlying basis, pre-tax profits rose by 14 per cent as increased revenues were partly offset by higher loan impairment charges, largely from Mexico, and increased operating costs across the region.

     Both Mexico and Brazil made notable contributions to Commercial Banking’s pre-tax profits, which were 64 per cent higher than in 2006,

Back to Contents

Brazil from SMEs, Mexico from larger corporates. In Personal Financial Services, profit before tax increased by 12 per cent as strong growth in revenues was partly offset by increased loan impairment charges in Mexico. Profit before tax in Global Banking and Markets increased as strong growth in net fee and net interest income was partly offset by a decrease in trading income and higher costs related to business expansion.

     Notwithstanding continuing investment and integration costs throughout the region, the cost efficiency ratio improved by 2.7 percentage points to 58.3 per cent.

    The following commentary is on an underlying basis.

     Personal Financial Services reported pre-tax profits of US$893 million, 3 per cent higher than in 2006, as strong growth in revenues across the region was partly offset by increased loan impairment charges arising from the seasoning of recent organic business expansion, mainly in Mexico. Revenue rose by 21 per cent, driven by higher credit card balances in Mexico and an increased volume of personal and vehicle finance loans in Brazil. Four additional months of Banca Nazionale revenues in Argentina, a one-off adjustment to insurance embedded value in Mexico and gains from sales of financial investments in Brazil, also helped boost income. Loan impairment charges in Mexico rose significantly, driven by the growth in the past two years of the credit card portfolio and higher delinquencies in the self-employed lending business. Operating expenses increased by 12 per cent, mainly supporting expansion in the region; despite this, the cost efficiency ratio improved by 4.7 percentage points. Net interest income rose by 15 per cent, as steady asset and liability growth was recorded across the region.

     In Mexico, net interest income rose by 27 per cent, driven by a strong performance in both asset and liability products. Credit cards, an area in which HSBC has worked to remedy its traditionally underweight position in Mexico, reached a market share of more than 10 per cent, up 3.5 percentage points compared with 2006. This reflected HSBC’s efforts to organically grow this portfolio. Growth was enhanced by marketing promotions and portfolio management programmes put in place to improve customer retention and card usage.

     Demand for housing remained strong and mortgage lending continued to grow. HSBC’s mortgage positioning is based on speed of service and competitive rates supported by marketing campaigns. HSBC Premier was relaunched in Mexico in 2007 and performed well, increasing cross-sales and income during the year.

     On the liabilities side of the balance sheet, both term and demand deposits registered growth in line with market conditions. Overall spreads on Mexican peso-denominated accounts remained relatively stable while spreads on accounts in US dollars narrowed by 141 basis points.

     In Brazil, net interest income increased by 7 per cent, as growth in private consumption fuelled a rise in loan volumes. Average customer loans were 28 per cent higher than in 2006. Customer deposits were 23 per cent higher, driven by a sales effort to garner deposits and the favourable economic outlook. Spreads on customer deposits narrowed by 23 basis points.

     The vehicle finance loan portfolio grew significantly in the positive economic environment, while spreads narrowed due to competitive pressures. Net interest income on payroll loans grew as volumes expanded. Demand for personal instalment loans also continued to rise, driving net interest income higher on wider spreads.

     Net interest income rose by 35 per cent in Argentina, as customer balances grew strongly and four additional months of Banca Nazionale revenues were included. Growth in customer lending reflected expansion in personal loans, car loans and credit cards, supported by cross-selling initiatives and an active marketing campaign. Customer liabilities increased mainly in demand and term deposit products.

     Net fee income was 19 per cent higher, primarily from robust business growth across the region.

     In Mexico, fee income grew by 35 per cent with the rapidly growing credit card customer base and continued sales of the Tu Cuenta packaged product the main contributors. Cards in force increased by 35 per cent, ATM cash withdrawals by 54 per cent and point of sale billing by 84 per cent during the year, all positively affecting commission income. Stricter guidelines on the imposition of late payment fees also led to higher income. Fees from Tu Cuenta rose strongly, following a 29 per cent growth in the number of accounts. A 6 per cent growth in the ATM network and increased customer activity led to a rise in HSBC’s market share in interbank transactions of more than 12 million transactions or 2 percentage points to 38 per cent, resulting in higher interbank fee income.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Latin America > 2007

     In Brazil, fee income rose by 3 per cent on the back of growth in lending balances and a commensurate rise in credit facility fees. Fee income further benefited from re-pricing initiatives, particularly in current account fees.

     Fee income in Argentina, higher by 12 per cent, primarily reflected an extra four months of Banca Nazionale revenues. Business growth in bancassurance and credit cards also contributed to improved fees.

     The continued growth of insurance operations in the region, through increased product offerings and expanded distribution channels, led to higher insurance premiums and claims.

     In Mexico, increased cross-selling activities in the branch network resulted in higher net insurance income, mainly driven by sales of a five-year life assurance product. Refinement of the recognition methodology used in respect of the PVIF long-term insurance contracts resulted in a one-off revenue increment in the first half of 2007.

     In Brazil, income grew from higher sales volumes of pension and life assurance products. The growth in the life portfolio was driven by growth of 106 per cent in credit insurance products. Pension portfolio income grew by 48 per cent following targeted sales initiatives. Net insurance claims also grew substantially during the year. Increased premium income in Argentina was generated from higher sales volumes of general insurance and life protection policies, supported by innovative marketing campaigns.

     Net gains from financial investments increased significantly, driven by a gain of US$97 million, following a sale of shares held in a credit bureau, a stock exchange and a derivatives exchange in Brazil.

     Loan impairment charges rose by 70 per cent to US$1.5 billion, mainly due to higher delinquency from seasoned loan growth in Mexico.

     Mexico reported a more than threefold increase in loan impairment charges to US$737 million, driven by higher impairments on credit cards following the targeted expansion in market share, and higher delinquencies from self-employed loan balances. The increase in loan impairment charge is part of the cost of building strong organic growth as portfolios season. Regular reviews are undertaken to improve the quality of new business, based on underwriting experience, improved collection strategies and better managed customer acquisition channels. Credit models were updated during 2007 to adjust to credit behaviour in underlying portfolios.

     Loan impairment charges rose only modestly in Brazil, notwithstanding strong asset growth, reflecting the benign credit environment and the application of proactive risk management techniques. Increased loan impairment charges from the vehicle finance, cards, payroll loans and store loans portfolios were partially offset by lower loan impairment charges in overdrafts and personal loans. In Argentina, loan impairment charges grew by US$14 million, again mainly due to the inclusion of the Banca Nazionale portfolio, as well as organic loan growth.

     Operating expenses of US$3.8 billion were 12 per cent higher, mainly because of activities undertaken in support of product and distribution expansion initiatives, and integrating recent acquisitions.

     In Mexico, operating expenses increased by 14 per cent, as non-staff costs rose to support organic business growth. Staff costs were flat as increases to support business growth, mainly in debt collection and call centres, were offset by one-off curtailment and settlement gains from staff transferring out of the bank’s defined benefit healthcare scheme to a new defined contribution scheme. Growth in non-staff costs was mainly attributable to supporting credit card business growth and servicing, strengthening of IT infrastructure and higher marketing spend on product campaigns, promotions and sponsorships. Campaigns included the HSBC Premier relaunch, Tu Cuenta and insurance. The increased popularity of the cash-back facility on the Tu Cuenta account, where a customer receives a rebate on amounts spent by credit or debit cards, also drove up expenses.

     In Brazil, operating expenses were 8 per cent higher. Staff costs included one-off expenditure incurred to enable the business to improve operational efficiencies and position itself for future growth. Union-agreed pay rises took effect during 2007. Non-staff expenses, including marketing campaigns, payroll acquisition costs and transactional taxes also increased in support of revenue growth.

     Costs in Argentina rose by 39 per cent, mainly from the inclusion of four extra months of Banca Nazionale costs. The rise in expenses reflected both continued investment in infrastructure to support business growth, and general price rises evident in the economy as inflation rose. Increased marketing campaign spending was focused on cards, personal loans and the Premier relaunch.

     Commercial Banking pre-tax profits rose by 46 per cent to US$740 million during 2007, mainly driven by significant growth in Brazil and Mexico.

Back to Contents

     HSBC’s two-pronged objective to become the leading international bank and the best bank for small businesses delivered results as regional customer numbers grew by over 14 per cent. Income from payments and cash management rose by 8 per cent, while the network of International Banking Centres in Argentina, Brazil and Mexico was extended to improve regional coverage. Other developments included the launch of electronic account opening facilities in Mexico and BusinessDirect in Brazil.

     Operating income showed an improvement on 2006, although this was partly offset by an increase in costs driven by expansion. As a result, the cost efficiency ratio improved by 0.4 percentage points to 54.3 per cent.

     Net interest income rose by 17 per cent, mainly from an increase in both deposits and loans.

     In Mexico, net interest income rose by 21 per cent to US$496 million, reflecting volume growth in deposits, commercial real estate lending, increased support for larger local and global commercial customers and strong volume growth in trade and factoring. Average lending balances rose by 37 per cent, primarily on large corporates, while spreads widened on small business loans. Spreads on deposit accounts narrowed. Customer relationship management campaigns resulted in new customer acquisition and increased cross-sales to existing customers.

     In Brazil, net interest income increased by 10 per cent, mainly due to higher income from small and mid-market enterprises in the favourable economic environment. Increases in volumes were notable in the guaranteed account, giro facil, working capital facilities and rural loans.

     Net interest income increased by 86 per cent in Argentina, due both to strong organic loan and deposit growth, and the inclusion of four additional months of Banca Nazionale revenues. Corporate and mid-market business grew significantly, reflecting the successful integration of the Banca Nazionale network, while the targeting of small and micro enterprises coupled with the launching of new products also helped drive portfolio growth. Customer loans and advances rose by 50 per cent while customer deposits increased by 33 per cent.

     Net fee income was 14 per cent higher, driven by robust growth throughout the region.

     In Mexico, fee income grew by 13 per cent across a broad product portfolio. Following a strategy to migrate more transactions to internet-based services, payment and cash management transactions increased by 11 per cent and active customers by

19 per cent, resulting in higher income generation. A growth in the number of ATMs led to higher income from ATM interbank charges. Increased use of credit cards at point of sale also increased fee income. Trust fees increased significantly, mainly due to market share gains in the structured products market. Growth in trade services was driven by the Group’s geographical presence and enhanced product capabilities, as market share and cross-selling activities increased. International factoring was also successfully launched during 2007.

     In Brazil, fee income rose by 11 per cent, mainly on small and micro enterprises. Payments and cash management income increased, mainly on higher volumes. Current account income increased as a result of a re-pricing exercise and a rise in volumes. Fees from loans and funds under management also grew on higher volumes. More than 110,000 products were sold over e-channels, a significant increase on the previous year.

     In Argentina, HSBC increased fee income by 48 per cent, primarily due to an additional four months of Banca Nazionale revenues combined with higher transaction volumes. The main product drivers behind the increase were current accounts, which rose by 38 per cent, and trade services, which grew by 39 per cent on higher volumes, placing HSBC among the top three banks in imports and exports in Argentina.

     Trading income rose on the back of higher volumes of foreign exchange transactions and sales of treasury products in Brazil, which reflected higher market share and favourable market conditions. Foreign exchange trading income also increased in Argentina.

     Net gains from financial investments rose by US$47 million, driven by a gain of US$45 million following a sale of shares held in a credit bureau, a stock exchange and a derivatives exchange in Brazil.

     Loan impairment charges were 28 per cent lower at US$212 million.

     In Mexico, HSBC recorded a net decrease in loan impairment charges as increased delinquency rates in the small and medium-sized business portfolios were offset by impairment allowance releases. Regular reviews aimed at strengthening consumer credit management and collections were put in place to better manage delinquency rates as the portfolio matures. Credit models were updated during 2007 to adjust to credit behaviour in underlying portfolios. Products with high credit losses were discontinued or restructured.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Latin America > 2007 / 2006

     Loan impairment charges rose by 4 per cent in Brazil despite a substantial growth in assets. This improved performance was mainly attributable to the small business segment and resulted from changes to credit initiation and collection strategies implemented during the year. In Argentina, HSBC reported a net release of loan impairment allowances following an improvement in the country’s economic performance during 2007 and increased collections of non-performing loans.

     In line with Group strategy to expand in fast growing economies, operating expenses in the Latin America region rose by 21 per cent to US$1.1 billion.

     In Mexico, operating expenses increased by 22 per cent, largely driven by higher transaction costs. Staff cost rises reflected an increase in salary and performance awards in line with profit generation. Growth in non-staff costs was attributable to higher marketing expenditure and a rise in transaction costs from increased business volumes.

     In Brazil, operating expenses rose by 15 per cent following implementation of a union agreement on staff remuneration and one-off expenses incurred to improve future operational efficiencies. Non-staff costs, including transactional taxes, increased broadly in line with business expansion and revenue growth.

     In Argentina, costs rose by 53 per cent, again mainly driven by the inclusion of four extra months of Banca Nazionale costs. Excluding this, expenses rose reflecting continued investment in support of business growth and the general price increase evident in the local market.

     Global Banking and Markets in Latin America reported a pre-tax profit of US$517 million, which represented an increase of 1 per cent from 2006. Robust growth in net interest income and fees was partially offset by a decrease in trading income and an increase in costs relating to regional business expansion. Overall, this led to a deterioration in the cost efficiency ratio to 48.9 per cent.

     Total operating income increased by 13 per cent to US$1.0 billion. This was chiefly driven by strong revenue growth in Brazil, which more than offset reduced trading income in Mexico, in comparison with the latter’s strong performance in 2006.

     Net interest income increased by 13 per cent, driven by cross-referrals from Commercial Banking and an increased volume of deposit balances in the securities services business as the strong performance of Brazilian equity markets attracted foreign buyers. In Argentina, net interest income rose through an additional contribution from Banca Nazionale and higher spreads on customer loans.

      Net fee income rose by 34 per cent to US$250 million, driven by a strong performance in Brazil. HSBC Global Asset Management revenues increased as a result of strong returns from funds with performance fees and the success of selling locally manufactured products into Asian markets. Increased IPO activity in Brazil boosted fees from financing and capital markets, both from advisory services and from underwriting new listings. Securities services also performed well in the region as new business volumes and strong local equity markets drove a 63 per cent increase in assets under custody.

     Net income from trading activities decreased by 14 per cent to US$182 million, driven by performance in Mexico, where there were reduced revenue opportunities in Credit and Rates due to the relatively flat yield curve. This was partly offset by income growth from foreign exchange trading, driven by continuing market volatility.

     Gains less losses from financial investments increased by 10 per cent, driven by a gain of US$46 million following a sale of shares held in a credit bureau, a stock exchange and a derivatives exchange in Brazil. These were partially offset by a lower level of disposals in Mexico in 2007.

     There were continued but lower impairment releases, with a small number of significant releases in Argentina relating to impairments that arose during the 2001 debt crisis offsetting the non-recurrence of a large release in 2006 in Mexico.

     Operating expenses increased by 23 per cent to US$481 million, and reflected HSBC’s investment in increasing operational capabilities in Brazil, cost growth in Argentina following the inclusion of Banca Nazionale and continued investment in infrastructure to support business growth. This caused the cost efficiency ratio to deteriorate by 4.1 percentage points.

     Private Banking reported a pre-tax profit of US$25 million, an increase of 47 per cent. The cost efficiency ratio improved by one percentage point to 64.8 per cent. The upward trend in cross-referrals continued, particularly in Brazil, with inward referrals contributing US$495 million to total client assets.

     Overall, revenues increased by 42 per cent to US$71 million, driven by Mexico and Brazil. In Mexico, balance sheet growth and brokerage fees drove revenues up. Higher investment in funds and cross-referrals in Brazil also contributed to the rise in fee income.

     Client assets grew by 62 per cent to US$11.6 billion, of which US$1.8 billion represented

Back to Contents

net new money. The increase in net new money was driven by the acquisition of new clients, particularly in Brazil and Mexico, improved product offerings and cross-referrals from other customer groups in Brazil.

     Operating expenses increased by 40 per cent to US$46 million to support business expansion, particularly in Brazil, and to create a platform for future growth in the region.

     Profit before tax of US$3 million was reported within Other.

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

     In Brazil, GDP is expected to have grown by 2.6 per cent in 2006 compared with 2.3 per cent in 2005. Growth was driven by domestic demand, with private consumption increasing by 3.8 per cent and capital spending by 5.9 per cent. Net exports, by contrast, fell by 18 per cent in the first three quarters of the year compared with the same period in 2005, as the increase in domestic demand translated into higher imports rather than an expansion of output. The unemployment rate averaged 10.0 per cent in 2006, slightly up from 9.8 per cent averaged in 2005. Inflation continued to decline, to 3.1 per cent in 2006, compared with 5.7 per cent in 2005 and, as a result, the Central Bank continued to ease monetary policy. Overnight rates fell to 13.25 per cent in December 2006 from 17.25 per cent a year before. The trade balance continued to be robust, with a surplus of US$46.1 billion in 2006, just above the amount achieved in 2005.

     In Argentina , real GDP growth in 2006 exceeded 8.3 per cent and, after growing for four consecutive years at an average rate of approximately 9 per cent, the country’s GDP was nearly 15 per cent above 1998, when its recession began. The strong growth was due to a competitive exchange rate, a strong fiscal stance and a favourable business environment, which HSBC expects to continue in 2007. The main potential constraint on growth remains the risk of disruption in energy supply, where there has been a lack of investment and limited price adjustments for residential consumers since 2001/2. Inflation was approximately 10 per cent at the end of 2006, having tripled in the past three years, though it was below its peak of more than 12 per cent in 2005. Interest rates rose steadily in 2006 and the peso weakened slightly against the US dollar. Given Argentina’s higher inflation rate, however, the exchange rate appreciated in real terms.

Review of business performance

HSBC’s operations in Latin America reported a pre-tax profit of US$1.7 billion compared with US$1.6 billion in 2005, an increase of 8 per cent. On an underlying basis, pre-tax profits rose by 5 per cent. Growth in profitability was constrained by the non-recurrence of one-off coverage bond receipts and other items related to the 2001 sovereign debt default and subsequent pesification in Argentina, which added US$122 million to 2005 profits. In addition, a gain of US$89 million from the sale of the property and casualty insurance business, HSBC Seguros de Automoveis e Bens Limitada, to HDI Seguros S.A., was recorded in 2005. Excluding these prior year profits, and on an underlying basis, profit before tax increased by 21 per cent, with net operating income increasing by 15 per cent and operating expenses by 12 per cent. Global Banking and Markets delivered a strong performance, driven by growth in fee and trading income, with notable success in bringing Latin American borrowers to global capital markets. Commercial Banking also grew well as domestic economies expanded. During 2006, HSBC made two significant acquisitions in the region. In May, HSBC acquired the Argentine banking operations of Banca Nazionale to build its distribution capabilities and, in November, HSBC Bank Panama in Central America, adding markets in five countries new to the Group.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Latin America > 2006

Reconciliation of reported and underlying profit before tax

	Year ended 31 December 2006 compared with year ended 31 December 2005

			2005
			at 2006	Acqui-
	2005 as	Currency	exchange	sitions and	Underlying	2006 as	Reported	Underlying
	reported	translation [1]	rates	disposals [2]	change	reported	change	change
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	3,342	165	3,507	77	613	4,197	26	17
Net fee income	1,191	53	1,244	38	348	1,630	37	28
Other income[3]	1,173	56	1,229	25	(246)	1,008	(14)	(20)

Net operating income[4]	5,706	274	5,980	140	715	6,835	20	12
Loan impairment charges and other credit risk provisions	(676)	(63)	(739)	(18)	(181)	(938)	(39)	(24)

Net operating income	5,030	211	5,241	122	534	5,897	17	10
Operating expenses	(3,426)	(196)	(3,622)	(92)	(452)	(4,166)	(22)	(12)

Operating profit	1,604	15	1,619	30	82	1,731	8	5
Income from associates	–	–	–	4	–	4	–	–

Profit before tax	1,604	15	1,619	34	82	1,735	8	5

For footnotes, see page 130.

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

     Adjusting for the gain in 2005 from the sale of the property and casualty business, pre-tax profits were 46 per cent higher in Brazil. The strong domestic economy stimulated robust growth in lending and a rise in the number of current account holders. During the year, a new and innovative internet banking service Meu HSBC (My HSBC) was introduced to Personal Financial Services customers, allowing them to conduct different types of transactions online using the same password as their ATM card.

     In Argentina, profit before tax was marginally higher, with strong balance sheet growth, higher fees and improved revenues from the insurance business. This was largely offset by increased loan impairment charges and cost growth incurred in support of business expansion as HSBC prepared for an improving domestic economic environment.

     Net interest income rose by 11 per cent to US$3.1 billion, largely from balance sheet growth partly offset by lower deposit spreads.

     In Mexico, net interest income increased by 12 per cent to US$1.2 billion. Adjusting for the effect of customer account transfers to Commercial Banking, net interest income rose by 20 per cent, driven by strong growth in credit card and mortgage balances and increases in deposits which were generated by the ongoing success of the Tu Cuenta product. Overall, asset spreads improved as the relative increase in higher margin card balances led to a favourable change in the product mix. By contrast, deposit spreads narrowed as interest rates declined.

     Excluding customer account transfers, average deposit balances in Mexico rose by 10 per cent. HSBC continued to be one of the market leaders with respect to balance growth, despite fierce competition from other banks, improving its market share by 35 basis points. A strong increase in low-cost deposits was reflective of the continuing success of Tu Cuenta, the first integrated financial services product of its kind offered locally, with nearly 400,000 new accounts opened in 2006. HSBC Premier performed well as 84,000 new customers were added during the year. Premier deposits

Back to Contents

represented over one third of the total personal deposit base at 31 December 2006. The income benefit from higher deposit balances was partly mitigated by reduced spreads in the falling interest rate environment, notwithstanding the positive shift in mix from growth in non-interest bearing deposit balances.

     The credit card market in Mexico was buoyant in 2006 and HSBC’s business performed very successfully with average balances doubling to US$886 million. Various initiatives were implemented to develop the business, most notably cross-sales to Tu Cuenta customers, targeted customer relationship campaigns to existing clients, successful portfolio management strategies and promotions, development of new sales channels and improvements in card activation times. These initiatives helped HSBC become the market leader in credit card balance growth, improving market share by 2.3 per cent. The number of cards in circulation reached 1.7 million at the year end, representing an increase of 76 per cent.

     Demand for housing from first time buyers remained strong in Mexico, and market conditions continued to be highly competitive. Average mortgage balances rose by 81 per cent to US$969 million, reflecting HSBC’s competitive pricing and innovation in product design. HSBC was the first bank in Mexico to market pre-approved online mortgages, and enhanced this offering with the subsequent introduction of Mortgage Express Approval, which provides customers with much faster access to details concerning the loan amount, duration and monthly payments at the point of application. Improvements in the processing of mortgage applications, upgraded customer service and increased marketing activity also contributed to the rise in lending balances. The income benefits of balance growth were partly offset by narrower spreads, driven by the highly competitive market conditions.

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

     Fee income grew by 21 per cent in Mexico, largely due to higher credit card and Tu Cuenta income. Fee income from cards rose by 51 per cent, reflecting a significant growth in the number of cards in circulation and improvements made in reducing activation times. The improvement in Tu Cuenta income was driven by sales of over 1 million new accounts and re-pricing initiatives. In order to capture a higher volume of ATM revenues, HSBC added 372 new machines to its already well-positioned network, which increased ATM fees from greater levels of transactional activity and a 22 per cent rise

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Latin America > 2006

in transactions from non-HSBC customers. Growth in mutual fund fees was mainly driven by higher sales volumes and expanded product offerings in the stronger economic environment.

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

     Loan impairment charges and other credit risk provisions rose by 15 per cent to US$764 million as lending grew and the loan book seasoned. In Mexico, the higher charge was primarily driven by the growth in credit card lending. In Brazil, loan impairment charges increased modestly, driven by growth in vehicle finance, instalment loans (credito parcelado) and credit card lending. As the credit environment weakened during the first half of the year, various measures were taken to mitigate the effects. These included tightening lending criteria, enhancing credit analytics, revising the collection policy, prioritising secured lending ahead of unsecured advances and strengthening credit operations. Following implementation of these measures, several key credit indicators showed improvement.

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

Back to Contents

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

     In Brazil, net interest income was 12 per cent higher. Overall, lending balances rose by 16 per cent, primarily driven by small and middle market customers. The recruitment of additional relationship managers and sales staff, investments made in receivables financing and greater levels of promotional activity all combined to build HSBC’s position in this market segment. There was ongoing success from the giro fácil product, offering both revolving loan and overdraft facilities, with average balances recording a 13 per cent increase. Spreads widened as interest rates fell, further augmenting the income benefits of higher lending volumes.

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

     In Mexico, fee income rose by 28 per cent with notable success in increasing cross-sales activity. Growth in customer numbers contributed to higher transactional volumes which, combined with an expanded and improved product offering plus increased marketing activity and re-pricing initiatives, led to a 41 per cent rise in income from payments and cash management services. The Estimulo product offering, comprising a packaged suite of seven different products including a loan facility, continued to perform well with fee income nearly trebling compared with 2005. During the third quarter, a similar product, Estimulo Empresarial, was launched, targeting upper-end small business customers. This product encompasses a suite of eleven different services and since its introduction more than 165 clients have been signed, generating US$50 million of new loans. HSBC’s share of the trade services market continued to grow, building on the Group’s international network and product capabilities. Fees from international factoring and domestic invoicing payment products also rose, as new products were successfully piloted and marketed to existing clients. The signing of new merchant customers led to higher transaction volumes and a subsequent 60 per cent rise in card acquiring fees.

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

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Latin America > 2006 / Profit/(loss) before tax by customer group

     In Brazil, expenses grew by 19 per cent, also largely from higher staff, marketing and administrative costs. Business expansion activities in the small and middle market customer segments followed the recruitment of 270 additional employees and this, together with union-agreed pay increases, were the principal drivers behind the 21 per cent rise in staff costs. Continued enlargement of the branch network, the opening of an International Banking Centre and new sales offices combined with increases in marketing and administration costs in support of business expansion, contributed further to cost growth. Costs in Argentina rose by 30 per cent, primarily staff costs which reflected annual pay increases and additional headcount driven by accelerated business activity. In supporting the growth of the business, there was increased expenditure on branding, technology and distribution, with ongoing improvements made to the internet banking service.

     Global Banking and Markets reported a pre-tax profit of US$475 million, an increase of 30 per cent compared with 2005. HSBC’s strong global presence, together with selective investment in extending service and delivery capabilities in the region, resulted in higher volumes with new and existing clients. The cost efficiency ratio improved moderately.

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

     Net fee income increased by 29 per cent to US$167 million, predominantly through increased performance-related fees on emerging markets funds managed by HSBC Global Asset Management. Income in securities services benefited from strong equity market indices and growth in new business as assets under custody increased significantly to US$89 billion.

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

     Operating expenses rose by 20 per cent to US$346 million, primarily driven by higher staff costs reflecting increased performance-related incentives in line with revenue growth, and pay rises agreed with local unions. Higher operational costs reflected increased volumes, particularly in payments and cash management and securities services businesses, and the continued investment in building the Global Banking and Markets’ business in the region.

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

     Within Other , the non-recurrence of coverage bond receipts and other items related to the 2001 Argentinean sovereign debt crisis led to lower earnings.

Back to Contents

Profit/(loss) before tax and balance sheet data by customer group and global business
		Year ended 31 December 2007

		Personal		Global			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination [14]	Total
Latin America		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income		3,983	1,407	410	20	3	(247)	5,576
Net fee income		1,372	485	250	40	6	–	2,153
Trading income excluding net interest income		67	39	164	2	–	–	272
Net interest income on trading activities		10	1	18	–	–	247	276
Net trading income[5]		77	40	182	2	–	247	548
Net income from financial instruments designated at fair value		314	–	6	–	–	–	320
Gains less losses from financial investments		120	51	82	1	(1)	–	253
Gains arising from dilution of interests in associates		–	–	–	–	11	–	11
Dividend income		5	2	2	–	–	–	9
Net earned insurance premiums .		1,448	66	80	–	–	–	1,594
Other operating income		145	69	31	8	12	(37)	228

Total operating income		7,464	2,120	1,043	71	31	(37)	10,692
Net insurance claims[6]		(1,330)	(37)	(60)	–	–	–	(1,427)

Net operating income[4]		6,134	2,083	983	71	31	(37)	9,265
Loan impairment (charges)/ recoveries and other credit risk provisions		(1,492)	(212)	13	–	(6)	–	(1,697)

Net operating income		4,642	1,871	996	71	25	(37)	7,568
Total operating expenses		(3,758)	(1,132)	(481)	(46)	(22)	37	(5,402)

Operating profit		884	739	515	25	3	–	2,166
Share of profit in associates and joint ventures		9	1	2	–	–	–	12

Profit before tax		893	740	517	25	3	–	2,178

		%	%	%	%	%		%

Share of HSBC’s profit before tax		3.7	3.1	2.1	0.1	–		9.0
Cost efficiency ratio		61.3	54.3	48.9	64.8	71.0		58.3

		US$m	US$m	US$m	US$m	US$m		US$m

Balance sheet data[7]
Loans and advances to customers (net)		21,680	16,243	9,935	65	–		47,923
Total assets		34,829	20,928	43,012	260	27		99,056
Customer accounts		30,628	15,524	13,950	1,190	–		61,292
The following assets and liabilities were significant to Global Banking and Markets:
–	loans and advances to banks (net)			10,339
–	trading assets, financial instruments designated at fair value, and financial investments			18,950
–	deposits by banks			2,830
For footnotes, see page 130.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Latin America > Profit/(loss) before tax by customer group

Profit/(loss) before tax and balance sheet data by customer group and global business (continued)
		Year ended 31 December 2006

		Personal		Global			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination [14]	Total
Latin America		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)		3,057	1,037	325	13	(2)	(233)	4,197
Net fee income		1,053	387	167	23	–	–	1,630
Trading income excluding net interest income		61	21	218	1	–	–	301
Net interest income/(expense) on trading activities		14	5	(16)	–	–	233	236
Net trading income[5]		75	26	202	1	–	233	537
Net income/(expense) from financial instruments designated at fair value		227	–	11	–	(1)	–	237
Gains less losses from financial investments		11	1	72	–	–	–	84
Dividend income		5	1	–	–	–	–	6
Net earned insurance premiums .		992	27	59	–	(2)	–	1,076
Other operating income		74	7	10	4	14	(18)	91

Total operating income		5,494	1,486	846	41	9	(18)	7,858
Net insurance claims[6]		(957)	(16)	(51)	–	1	–	(1,023)

Net operating income[4]		4,537	1,470	795	41	10	(18)	6,835
Loan impairment (charges)/ recoveries and other credit risk provisions		(764)	(197)	26	–	(3)	–	(938)

Net operating income		3,773	1,273	821	41	7	(18)	5,897
Total operating expenses		(2,977)	(822)	(346)	(27)	(12)	18	(4,166)

Operating profit/(loss)		796	451	475	14	(5)	–	1,731
Share of profit in associates and joint ventures		4	–	–	–	–	–	4

Profit/(loss) before tax		800	451	475	14	(5)	–	1,735

		%	%	%	%	%		%

Share of HSBC’s profit before tax		3.6	2.0	2.2	0.1	–		7.9
Cost efficiency ratio		65.6	55.9	43.5	65. 9	120.0		61.0

		US$m	US$m	US$m	US$m	US$m		US$m

Balance sheet data[7]
Loans and advances to customers (net)		16,165	11,463	8,147	16	–		35,791
Total assets		28,053	16,244	36,333	90	51		80,771
Customer accounts		25,200	13,754	11,685	222	–		50,861
The following assets and liabilities were significant to Global Banking and Markets:
–	loans and advances to banks (net)			9,704
–	trading assets, financial instruments designated at fair value, and financial investments			15,882
–	deposits by banks			3,115
For footnotes, see page 130.

Back to Contents
		Year ended 31 December 2005

		Personal		Global			Inter-
		Financial	Commercial	Banking &	Private		segment
		Services	Banking	Markets	Banking	Other	elimination [14]	Total
Latin America		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income		2,580	767	292	10	22	(329)	3,342
Net fee income		790	263	122	14	2	–	1,191
Trading income excluding net interest income		56	9	151	3	1	–	220
Net interest expense on trading activities		–	–	(13)	1	–	329	317
Net trading income[5]		56	9	138	4	1	329	537
Net income from financial instruments designated at fair value		174	–	9	–	3	–	186
Gains less losses from financial investments		35	–	10	–	35	–	80
Dividend income		5	–	–	–	–	–	5
Net earned insurance premiums .		794	23	57	–	(3)	–	871
Other operating income/(expense)		188	18	25	(1)	56	–	286

Total operating income		4,622	1,080	653	27	116	–	6,498
Net insurance claims[6]		(734)	(13)	(45)	–	–	–	(792)

Net operating income[4]		3,888	1,067	608	27	116	–	5,706
Loan impairment (charges)/recoveries and other credit risk provisions		(600)	(89)	11	(2)	4	–	(676)

Net operating income		3,288	978	619	25	120	–	5,030
Total operating expenses		(2,502)	(621)	(273)	(24)	(6)	–	(3,426)

Operating profit		786	357	346	1	114	–	1,604

Share of profit/(loss) in associates and joint ventures		–	–	1	–	(1)	–	–

Profit before tax		786	357	347	1	113	–	1,604

		%	%	%	%	%		%

Share of HSBC’s profit before tax		3.8	1.7	1.7	–	0.5		7.7
Cost efficiency ratio		64.4	58.2	44.9	88.9	5.2		60.0

		US$m	US$m	US$m	US$m	US$m		US$m

Balance sheet data[7]
Loans and advances to customers (net)		9,233	6,424	6,012	12	–		21,681
Total assets		15,723	9,491	28,509	53	1,611		55,387
Customer accounts		17,302	4,703	8,661	102	221		30,989
The following assets and liabilities were significant to Global Banking and Markets:
–	loans and advances to banks (net)			7,410
–	trading assets, financial instruments designated at fair value, and financial nvestments			13,067
–	deposits by banks			1,858

For footnotes, see page 130.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Products and services

Other information

Products and services

Personal Financial Services

Personal Financial Services provides over 125 million individual and self-employed customers with financial services in 57 countries. The selection of products and services offered in each of these given markets is determined by HSBC’s participation strategy in that market.

     In markets where HSBC already has scale or, in the case of emerging markets where scale can be built over time, HSBC offers a full range of personal financial products and services. Typically, products provided include personal banking products (current and savings accounts, mortgages and personal loans, credit cards, and local and international payment services), together with consumer finance and wealth management services.

     In other markets, HSBC participates more selectively, targeting only those customer segments which have strong international connectivity or where HSBC’s global scale is crucial.

     HSBC Premier is a comprehensive banking and wealth management service for mass affluent, internationally orientated customers. This premium banking service provides personalised relationship management, a single online view of all international accounts, free international funds transfer between HSBC accounts, 24-hour priority telephone access, global travel assistance and wealth management services. There are now over 2.1 million HSBC Premier customers, who can use more than 280 specially designated Premier branches and centres in 37 countries and territories, either temporarily when visiting or on a more permanent basis if they require a banking relationship in more than one country.

     There are some markets where HSBC maintains a Personal Financial Services presence in order to enhance international connectivity for the customer, principally for HSBC Premier. These markets offer a more limited range of products and services.

     In certain selected markets, HSBC Direct provides products specifically tailored for the online market.

     Wealth management (insurance and investment products and financial planning services) plays an important part in meeting the needs of customers. Insurance products distributed by HSBC through its direct channels and branch networks include loan protection, life, property and health insurance and pensions. Acting as both broker and underwriter,

HSBC continues to see opportunities to provide insurance products to more of its customer base. HSBC also makes available a wide range of investment products. A choice of third party and proprietary funds is offered, including traditional ‘long only’ equity and bond funds; structured funds that provide capital security and opportunities for an enhanced return; and ‘fund of funds’ products which offer customers the ability to diversify their investments across a range of best-in-class fund managers chosen after a rigorous and objective selection process. Comprehensive financial planning services covering customers’ investment, retirement, personal and asset protection needs are offered through qualified financial planning managers.

     Delivering the right products and services for particular target markets is a fundamental requirement in any service business, and market research and customer analysis is essential to developing an in-depth understanding of significant customer segments and their needs. This understanding of the customer ensures that customer relationship management systems are effectively used to identify and fulfil sales opportunities, and to manage the sales process.

     Personal customers prefer to conduct their financial business at times convenient to them, using the sales and service channels of their choice. This demand for flexibility is met through the increased provision of direct channels such as the internet and self-service terminals, in addition to traditional and automated branches and service centres accessed by telephone.

     HSBC Finance’s operations in the US, the UK and Canada make credit available to customers not well catered for by traditional banking operations, facilitate point-of-sale credit in support of retail purchases and support major affiliate credit card programmes.

     HSBC Finance is a major credit card issuer in the US, offering HSBC, Household Bank, and Orchard bank branded cards together with affiliation programmes such as the GM Card and the AFL-CIO Union Plus card. HSBC Finance is also a major provider of third party private label credit cards (or store cards) through 56 merchant relationships.

     High net worth individuals and their families who choose the differentiated services offered within Private Banking are not included in this customer group.

Back to Contents

Commercial Banking

HSBC is one of the world’s leading and most international banks, with 2.8 million Commercial Banking customers in 64 locations, including sole proprietors, partnerships, clubs and associations, incorporated businesses and publicly quoted companies. At 31 December 2007, HSBC had total commercial customer account balances of US$238 billion and total commercial customer loans and advances, net of loan impairment allowances, of US$220 billion.

     HSBC segments its Commercial Banking business into corporate, mid-market, small and micro businesses, allowing the development of tailored customer propositions while adopting a broader view of the entire Commercial Banking sector, from sole traders to top-end mid-market corporations. This allows HSBC to provide continuous support to companies as they grow in size both domestically and internationally, and ensures a clear focus on the small and micro business sectors, which are typically the key to innovation and growth in market economies.

     HSBC places particular emphasis on geographical collaboration to meet its business customers’ needs and aims to be recognised as the leading international business bank and the best bank for small business in target markets. The range of products and services includes:

     Financing: HSBC provides a range of short and longer-term financing options for Commercial Banking customers, both domestically and cross-border, including overdrafts, receivables finance, term loans and property finance. The Group offers forms of asset finance in five sites and has established specialised divisions providing leasing and instalment finance for vehicles, plant and equipment.

     Payments and cash management: HSBC is a leading provider of domestic and cross-border payments, collections, liquidity management and account services worldwide. The Group’s extensive network of offices and direct access to numerouslocal clearing systems enhances its customers’ ability to manage their cash efficiently on a global basis.

     International trade: HSBC finances and facilitates significant volumes of international trade, under both open account terms and traditional trade finance instruments. HSBC also provides international factoring, commodity and insured export finance, and forfaiting services. The Group utilises its extensive international network to build customer relationships at both ends of trade flows, and maximises efficiency through expertise in documentary checking and processing, and highly automated systems.

     Treasury and capital markets : Commercial Banking customers are volume users of the Group’s foreign exchange capabilities, including sophisticated currency and interest rate options.

     Commercial cards : HSBC offers commercial card services in 39 countries. Commercial card issuing provides its customers with services which enhance cash management, improve cost control and streamline purchasing processes. HSBC offers card acquiring services, either directly or as part of a joint venture, enabling merchants to accept credit card payments either in store or on the internet.

     Insurance : HSBC offers insurance services in 28 sites which cover a full range of commercial insurance products designed to meet the needs of businesses and their employees, including employee benefit, pension and healthcare programmes, and a variety of commercial risks such as buildings, marine, cargo, keyman and credit protection. These products are provided by HSBC either as an intermediary (broker, agent or consultant) or as a supplier of in-house or third party offerings. HSBC also provides insurance due diligence reviews, and actuarial and employee benefit consultancy services.

     Wealth management services : These include advice and products related to savings and investments provided to Commercial Banking customers and their employees through HSBC’s worldwide network, with clients being referred to Private Banking where appropriate.

     Investment banking : A small number of Commercial Banking customers need corporate finance and advisory support. These requirements are serviced by the Group on a client-specific basis.

     Delivery channels : HSBC deploys a full range of delivery channels, including specific online and direct banking offerings such as HSBCnet and Business Internet Banking.

Global Banking and Markets

Global Banking and Markets provides tailored financial solutions to major government, corporate and institutional clients worldwide. Managed as a global business, Global Banking and Markets operates a long-term relationship management approach to build a full understanding of clients’ financial requirements. Sectoral client service teams comprising relationship managers and product specialists develop financial solutions to meet individual client needs. With dedicated offices in

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Products and services / Property / Legal proceedings

over 60 countries and access to HSBC’s worldwide presence and capabilities, this business serves subsidiaries and offices of its clients on a global basis.

     Global Banking and Markets is managed as four principal business lines: Global Markets, Global Banking, Principal Investments and HSBC Global Asset Management. This structure allows HSBC to focus on relationships and sectors that best fit the Group’s footprint and facilitates seamless delivery of HSBC’s products and services to clients.

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

Global Banking

HSBC’s operations in Global Banking consist of financing, advisory and transaction services for corporations, institutional and private investors, financial institutions, and governments and their agencies. Products include:

•	financing and capital markets, which comprises capital raising, including debt and equity capital, corporate finance and advisory services, bilateral and syndicated lending, leveraged and acquisition finance, structured and project finance, lease finance, and non-retail deposit- taking;
•	international, regional and domestic payments and cash management services; and

•	other transaction services, including trade services, factoring and banknotes.

HSBC Global Asset Management

This offers asset manageme nt products and services for institutional investors, intermediaries and individual investors and their advisers.

Other

Other products include private equity, which comprises HSBC’s captive private equity funds, strategic relationships with third party private equity managers and other investments.

Private Banking

HSBC’s presence in all the major wealth-creating regions has enabled it to build one of the world’s leading private banking groups, providing private banking and trustee services to high net worth individuals and their families from 90 locations in 37 countries and territories, with client assets of US$421 billion at 31 December 2007.

     HSBC Private Bank is the principal marketing name of the HSBC Group’s international private banking business which, together with HSBC Guyerzeller and the private banking activities of HSBC Trinkaus & Burkhardt, provides the services noted below.

     Utilising the most suitable products from the marketplace, Private Banking works with its clients to offer both traditional and innovative ways to manage and preserve wealth while optimising returns. Products and services offered include:

      Investment services : These comprise both advisory and discretionary investment services. A wide range of investment vehicles is covered, including bonds, equities, derivatives, options, futures, structured products, mutual funds and alternative products, such as hedge funds and fund of funds. By accessing regional expertise located within six major advisory centres in Hong Kong, Singapore, Geneva, New York, Paris and London, Private Banking seeks to select the most suitable investments for clients’ needs and investment strategies.

     Global wealth solutions : These comprise inheritance planning, trustee and other fiduciary services designed to protect existing wealth and create tailored structures to preserve wealth for future generations. Areas of expertise include trusts,

Back to Contents

foundation and company administration, charitable trusts and foundations, insurance and offshore structures.

     Specialist advisory services: Private Banking offers expertise in several specialist areas of wealth management including tax advisory and financial planning, family office advisory, corporate finance, consolidated reporting, industry services such as charities and foundations, media, shipping, diamonds and jewellery, and real estate planning. Specialist advisers are available to deliver products and services that are tailored to meet the full range of high net worth clients’ individual financial needs.

     General banking services: These comprise treasury and foreign exchange, offshore and onshore deposits, credit and specialised lending, tailor-made loans and internet banking. Private Banking works to ensure its clients have full access to relevant skills and products available throughout HSBC, such as corporate banking, investment banking and insurance.

Property

At 31 December 2007, HSBC operated from some 10,500 operational properties worldwide, of which approximately 3,300 were located in Europe, 850 in Hong Kong and Rest of Asia-Pacific, 1,850 in North America and 4,500 in Latin America. These properties had an area of approximately 69.8 million square feet (2006: 65.4 million square feet). Freehold, long leasehold and short leasehold land and buildings carried on the balance sheet represented 35 per cent of HSBC’s operational space. In addition, properties with a net book value of US$1,346 million were held for investment purposes. Of the total net book value of HSBC properties, more than 73 per cent were owned or held under long-term leases.

     HSBC’s operational properties are stated at cost, being historical cost or fair value at the date of transition to IFRSs (their deemed cost) less any impairment losses, and are depreciated on a basis calculated to write off the assets over their estimated useful lives. Properties owned as a consequence of an acquisition are recognised initially at fair value.

Valuation of freehold and leasehold land and buildings

HSBC’s freehold and long leasehold properties, together with all leasehold properties in Hong Kong, were valued in 2007. The value of these properties was US$2.2 billion in excess of their carrying amount in the consolidated balance sheet.

     Further details are included in Note 23 on the Financial Statements.

Legal proceedings

HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US, arising out of its normal business operations. HSBC considers that none of the actions is material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of such litigation. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practicable to do so, except as disclosed below.

     On 27 July 2007, the UK Office of Fair Trading (‘OFT’) issued High Court legal proceedings against a number of UK financial institutions, including HSBC Bank plc, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to unauthorised overdrafts (the ‘charges ’). Certain preliminary issues in these proceedings were heard in a trial in the Commercial Division of the High Court on 17 January 2008. This trial concluded on 8 February 2008 and judgment, on the preliminary issues tested, is awaited.

     The proceedings remain at a very early stage and may, if appeals on the preliminary issues (or, subsequently, on substantive issues) are pursued, take a number of years to conclude. A wide range of outcomes is possible, depending, initially, upon whether the Court finds that some, all, or none of the charges should be tested for fairness and/or tested as common law penalties and, if it does find that some or all of the charges should be so tested, upon the Court’s subsequent assessment of each charge across the period under review. Since July 2001, there have been a variety of charges applied by HSBC Bank plc across different charging periods under the then current contractual arrangements. HSBC Bank plc considers the charges to be and to have been valid and enforceable, and intends strongly to defend its position.

     If, contrary to HSBC Bank plc’s current assessment, the Court should ultimately (after appeals) reach a decision adverse to HSBC Bank plc that results in liability for it, a large number of different outcomes is possible, each of which would have a different financial impact. Based on the facts currently available to it, and a number of assumptions, HSBC Bank plc estimates that the financial impact could be approximately

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Legal proceedings / Financial Review > Introduction

US$600 million. To make an estimate of the potential financial impact at this stage with any precision is extremely difficult, owing to (among other things) the complexity of the issues, the number of permutations of possible outcomes, and the early stage of the proceedings. In addition, the assumptions made by HSBC Bank plc may prove to be incorrect.

Footnotes to the Business Review

The footnotes below refer to the reconciliations of reported and underlying profit before tax, and the analyses of customer groups and global businesses on pages 16 to 35 and the geographical regions on pages 36 to 125.

1	‘Currency translation’ is the effect of translating the results of subsidiaries and associates for the previous year at the average rates of exchange applicable in the current year.

2	‘Acquisitions, disposals and (in 2007) dilution gains’ comprises the net increment or decrement in profits in the current year (compared with the previous year) which is attributable to acquisitions or disposals made, or dilution gains, in the current year.

3	‘Other income’ in this context comprises net trading income (see 5 below), net income from financial instruments designated at fair value, gains less losses from financial investments, gains arising from dilution of interests in associates, dividend income, net earned insurance premiums and other operating income less net insurance claims incurred and movement in liabilities to policyholders.

4	Net operating income before loan impairment charges and other credit risk provisions.

5	In the analyses of customer groups and global businesses, net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, together with related external and internal interest income and interest expense, and dividends received; in the statutory presentation internal interest in come and expense are eliminated .

6	Net insurance claims incurred and movement in liabilities to policyholders.

7	Third party only.

8	The main items reported under ‘Other’ are certain property activities, unallocated investment activities including hsbc.com, centrally held investment companies, movements in the fair value of own debt designated at fair value, and HSBC’s holding company and financing operations. The results include net interest earned on free capital held centrally and operating costs incurred by the head office operations in providing stewardship and central management services to HSBC. ‘Other’ also includes the costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries.

9	The comparatives have been restated to reflect the current management view.

10	‘Equities’ includes a total gain of US$107 million from the disposal of HSBC’s investments in Euronext N.V. and the Montreal Exchange for 2007.

11	HSBC Global Asset Management was formerly known as Group Investment Businesses.

12	‘Other’ in Global Banking and Markets includes net interest earned on free capital held in the global business not assigned to products.

13	The results of Global Banking and Markets in Europe include gains from principal investments of US$991 million (2006: US$457 million; 2005: US$610 million).

14	Inter-segment elimination comprises (i) the costs of shared services and Group Service Centres included within ‘Other’ which are recovered from customer groups, and (ii) the intra-segment funding costs of trading activities undertaken within Global Banking and Markets. HSBC’s balance sheet management business, reported within Global Banking and Markets, provides funding to the trading businesses. To report Global Banking and Markets’ ‘Net trading income’ on a fully funded basis, ‘Net interest income’ and ‘Net interest income/(expense) on trading activities’ are grossed up to reflect internal funding transactions prior to their elimination in the inter- segment column.

15	France primarily comprises the domestic operations of HSBC France and the Paris branch of HSBC Bank.

16	Trading assets, financial instruments designated at fair value, and financial investments held in Europe, and by Global Banking and Markets in North America, include financial assets which may be repledged or resold by counterparties.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review

Introduction

Introduction

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as endorsed by the European Union (‘EU’). EU-endorsed IFRSs may differ temporarily from IFRSs as published by the International Accounting Standards Board (‘IASB’) if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2007, there were no unendorsed standards effective for the year ended 31 December 2007 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2007 are prepared in accordance with IFRSs as issued by the IASB.

     Certain information for 2003 has been prepared under UK Generally Accepted Accounting Principles (‘UK GAAP’), which are not comparable with IFRSs.

     HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. Unless otherwise stated, the accounting information presented in this document has been prepared in accordance with IFRSs.

Constant currency

Constant currency comparatives for 2006 and 2005 used in the 2007 and 2006 commentaries, respectively, are computed by retranslating into US dollars, for non-US dollar branches, subsidiaries, joint ventures and associates:

•	the income statements for 2006 and 2005 at the average rates of exchange for 2007 and 2006, respectively; and

•	the balance sheets at 31 December 2006 and 2005 at the prevailing rates of exchange on 31 December 2007 and 2006, respectively.

     No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. When reference is made to ‘constant currency’ in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Critical accounting policies

Critical accounting policies

(Audited)

Introduction

The results of HSBC are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its consolidated financial statements. The accounting policies used in the preparation of the consolidated financial statements are described in Note 2 on the Financial Statements.

     When preparing the financial statements, it is the directors’ responsibility under UK company law to select suitable accounting policies and to make judgements and estimates that are reasonable and prudent.

     The accounting policies that are deemed critical to HSBC’s IFRSs results and financial position, in terms of the materiality of the items to which the policy is applied, and which involve a high degree of judgement including the use of assumptions and estimation, are discussed below.

Impairment of loans and advances

HSBC’s accounting policy for losses arising from the impairment of customer loans and advances is described in Note 2f on the Financial Statements. Loan impairment allowances represent management’s best estimate of losses incurred in the loan portfolios at balance sheet date.

     Management is required to exercise judgement in making assumptions and estimations when calculating loan impairment allowances on both individually and collectively assessed loans and advances. Of the Group’s total loans and advances to customers before impairment allowances of US$1,000.8 billion (2006: US$881.7 billion), US$6.5 billion (2006: US$5.8 billion) or 1 per cent (2006: 1 per cent) were individually assessed for impairment, and US$994.3 billion (2006: US$875.9 billion) or 99 per cent (2006: 99 per cent) were collectively assessed for impairment.

     The most significant judgemental area is the calculation of collective impairment allowances. HSBC’s most significant geographical area of exposure to collectively assessed loans and advances is North America, which comprised US$301.4 billion (2006: US$284.8 billion) or 30 per cent (2006: 33 per cent) of HSBC’s total collectively assessed loans and advances. Collective impairment allowances in North America were US$11.9 billion (2006: US$7.1 billion), representing 72 per cent (2006: 65 per cent) of the total collectively assessed loan impairment allowance.

     HSBC uses two alternative methods to calculate collective impairment allowances on homogeneous groups of loans that are not considered individually significant:

•	When appropriate empirical information is available, HSBC utilises roll-rate methodology.

This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the likelihood that loans will progress through the various stages of delinquency and ultimately prove irrecoverable. The estimated loss is the difference between the present value of expected future cash flows, discounted at the original effective interest rate of the portfolio, and the carrying amount of the portfolio.

•	In other cases, when the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll-rate methodology, HSBC adopts a formulaic approach which allocates progressively higher percentage loss rates the longer a customer’s loan is overdue. Loss rates are based on historical experience.

     Both methodologies are subject to estimation uncertainty, in part because it is not practicable to identify losses on an individual loan basis because of the large number of individually insignificant loans in the portfolio.

     In addition, the use of statistically assessed historical information is supplemented with significant management judgement to assess whether current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience. In normal circumstances, historical experience provides the most objective and relevant information from which to assess inherent loss within each portfolio. In certain circumstances, historical loss experience provides less relevant information about the inherent loss in a given portfolio at the balance sheet date, for example, where there have been changes in economic, regulatory or behavioural conditions such that the most recent trends in the portfolio risk factors are not fully reflected in the statistical models. In these circumstances, such risk factors are taken into account when calculating the appropriate levels of impairment allowances, by adjusting the impairment allowances derived solely from historical loss experience.

     This key area of judgement is subject to uncertainty and is highly sensitive to factors such as loan portfolio growth, product mix, unemployment

Back to Contents

rates, bankruptcy trends, geographic concentrations, loan product features, economic conditions such as national and local trends in housing markets, the level of interest rates, portfolio seasoning, account management policies and practices, changes in laws and regulations, and other factors that can affect customer payment patterns. Different factors are applied in different regions and countries to reflect different economic conditions and laws and regulations. The assumptions underlying this judgement are highly subjective. The methodology and the assumptions used in calculating impairment losses are reviewed regularly in the light of differences between loss estimates and actual loss experience. For example, roll rates, loss rates and the expected timing of future recoveries are regularly benchmarked against actual outcomes to ensure they remain appropriate.

     The total amount of the Group’s impairment allowances on homogeneous groups of loans is inherently uncertain because it is highly sensitive to changes in economic and credit conditions across a large number of geographical areas. Economic and credit conditions within geographical areas are influenced by many factors with a high degree of interdependency so that there is no one single factor to which the Group’s loan impairment allowances as a whole are particularly sensitive. However, HSBC’s loan impairment allowances are particularly sensitive to general economic and credit conditions in North America. For example, a 10 per cent increase in impairment allowances on collectively assessed loans and advances in North America would increase loan impairment allowances by US$1.2 billion at 31 December 2007 (2006: US$714 million). It is possible that the outcomes within the next financial year could be different from the assumptions built into the models, resulting in a material adjustment to the carrying amount of loans and advances.

Goodwill impairment

HSBC’s accounting policy for goodwill is described in Note 2o on the Financial Statements. Note 22 on the Financial Statements sets out the Group’s cash generating units (‘CGUs’) by geographical region and global business. The most significant amount of goodwill relates to the Personal Financial Services – North America CGU, which amounts to US$10.2 billion or 30 per cent of total goodwill. The process of identifying and evaluating goodwill impairment is inherently uncertain because it requires significant management judgement in making a series of estimations, the results of which are highly sensitive to the assumptions used. The review of goodwill impairment represents management’s best estimate of the factors below.

     Firstly, significant management judgement is required in estimating the future cash flows of the CGUs. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are available, and to assumptions regarding the long-term pattern of sustainable cash flows thereafter. Forecasts are compared with actual performance and verifiable economic data in future years; however, the cash flow forecasts necessarily and appropriately reflect management’s view of future business prospects. Note 22 shows how the key assumptions used in estimating future cash flows for each CGU have changed from 2006 to 2007.

     Secondly, the cost of capital assigned to an individual CGU and used to discount its future cash flows can have a significant effect on the CGU’s valuation. The cost of capital percentage is generally derived from a Capital Asset Pricing Model, which incorporates inputs reflecting a number of financial and economic variables, including the risk-free interest rate in the country concerned and a premium to reflect the inherent risk of the business being evaluated. These variables are established on the basis of significant management judgement and are subject to uncertainty.

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

     Note 22 on the Financial Statements includes details of the CGUs with significant balances of goodwill, and states the key assumptions used to assess the goodwill in each CGU for impairment.

     Goodwill impairment testing performed in 2007 and 2006 indicated that there was no impairment of goodwill. It is possible that the outcomes within the next financial year could be different from the assumptions used, resulting in a material adjustment to the carrying amount of goodwill. In particular, the deterioration in the economic and credit conditions in North America has resulted in a severe decline in the profitability of the North American consumer finance business during 2007, and as a result goodwill impairment in the Personal Financial Services – North America CGU was re-tested as at 31 December 2007. Notwithstanding these conditions, the recoverable amount based on

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Critical accounting policies > Financial summary / Income statement expected cash flows continued to exceed the carrying amount including goodwill in the CGU, and therefore no goodwill impairment has occurred. However, in the event of further significant deterioration in the economic and credit conditions beyond the levels already reflected by management in the cash flow forecasts for the CGU, a further special review would be made, in addition to the annual review of the carrying value, including goodwill against the recoverable amount for the CGU. If this review indicated that the deterioration in current conditions and future outlook is sufficiently severe, this could result in a material adjustment to the carrying amount of goodwill.

Valuation of financial instruments

HSBC’s accounting policy for valuation of financial instruments is described in Note 2d on the Financial Statements.

     The best evidence of fair value is a quoted price in an actively traded market. If the market for a financial instrument is not active, a valuation technique is used. The majority of valuation techniques employ only observable market data, and so the reliability of the fair value measurement is high. However, certain financial instruments are valued on the basis of valuation techniques that feature one or more significant market inputs that are not observable. Valuation techniques that rely to a greater extent on non-observable inputs require a higher level of management judgement to calculate a fair value than those based wholly on observable inputs.

     Valuation techniques used to calculate fair values include comparisons with similar financial instruments for which market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Valuation techniques incorporate assumptions that other market participants would use in their valuations, including assumptions about interest rate yield curves, exchange rates, volatilities, and prepayment and default rates. When valuing instruments by reference to comparable instruments, management takes into account the maturity, structure and rating of the instrument with which the position held is being compared.

     The main assumptions and estimates which management considers when applying a model with valuation techniques are:

•	the likelihood and expected timing of future cash flows on the instrument. These cash flows are usually governed by the terms of the instrument, although management judgement may be required when the ability of the counterparty to service the instrument in accordance with the contractual terms is in doubt. Future cash flows may be sensitive to changes in market rates;

•	selecting an appropriate discount rate for the instrument. Management bases the determination of this rate on its assessment of what a market participant would regard as the appropriate spread of the rate for the instrument over the appropriate risk-free rate; and

•	judgement to determine what model to use to calculate fair value in areas where the choice of valuation model is particularly subjective, for example, when valuing complex derivative products.

     When applying a model with unobservable inputs, estimates are made to reflect uncertainties in fair values resulting from a lack of market data inputs, for example, as a result of illiquidity in the market. For these instruments, the fair value measurement is less reliable. Inputs into valuations based on non-observable data are inherently uncertain because there are little or no current market data available from which to determine the level at which an arm’s length transaction would occur under normal business conditions. However, in most cases there are some market data available on which to base a determination of fair value, for example historical data, and the fair values of most financial instruments will be based on some market observable inputs even where the non-observable inputs are significant.

     Note 33 on the Financial Statements provides an analysis of the basis for valuation of financial instruments measured at fair value in the financial statements. The value of financial assets and liabilities that use a valuation technique are US$625.5 billion and US$400.7 billion or 66 per cent and 68 per cent of total assets and total liabilities measured at fair value respectively. Note 33 on the Financial Statements presents a sensitivity analysis of fair values for financial instruments with significant unobservable inputs to reasonably possible alternative assumptions. Given the uncertainty and subjective nature of valuing financial instruments at fair value, it is possible that the outcomes within the next financial year could be different from the assumptions used, and this would result in a material adjustment to the carrying amount of financial instruments measured at fair value.

Back to Contents
Financial summary

Income statement

	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m

Interest income	92,359	75,879	60,094
Interest expense	(54,564)	(41,393)	(28,760)
Net interest income	37,795	34,486	31,334
Fee income	26,337	21,080	17,486
Fee expense	(4,335)	(3,898)	(3,030)
Net fee income	22,002	17,182	14,456
Trading income excluding net interest income	4,458	5,619	3,656
Net interest income on trading activities	5,376	2,603	2,208
Net trading income	9,834	8,222	5,864
Net income from financial instruments designated at fair value	4,083	657	1,034
Gains less losses from financial investments	1,956	969	692
Gains arising from dilution of interests in associates	1,092	–	–
Dividend income	324	340	155
Net earned insurance premiums	9,076	5,668	5,436
Other operating income	1,439	2,546	2,733

Total operating income	87,601	70,070	61,704
Net insurance claims incurred and movement in liabilities to policyholders .	(8,608)	(4,704)	(4,067)

Net operating income before loan impairment charges and other credit risk provisions	78,993	65,366	57,637
Loan impairment charges and other credit risk provisions	(17,242)	(10,573)	(7,801)

Net operating income	61,751	54,793	49,836

Employee compensation and benefits	(21,334)	(18,500)	(16,145)
General and administrative expenses	(15,294)	(12,823)	(11,183)
Depreciation of property, plant and equipment	(1,714)	(1,514)	(1,632)
Amortisation and impairment of intangible assets	(700)	(716)	(554)

Total operating expenses	(39,042)	(33,553)	(29,514)

Operating profit	22,709	21,240	20,322
Share of profit in associates and joint ventures	1,503	846	644

Profit before tax	24,212	22,086	20,966
Tax expense	(3,757)	(5,215)	(5,093)

Profit for the year	20,455	16,871	15,873

Profit attributable to shareholders of the parent company	19,133	15,789	15,081
Profit attributable to minority interests	1,322	1,082	792

Year ended 31 December 2007 compared with year ended 31 December 2006

The strength of HSBC’s diversified business model was demonstrated by profit growth in a year in which financial markets experienced significant dislocation and the credit environment, particularly in the US, deteriorated markedly. Pre-tax profits in 2007 increased by 10 per cent to US$24.2 billion and earnings per share rose by 18 per cent to US$1.65. Despite unprecedented market conditions, the return on shareholders’ equity exceeded 15 per cent, capital ratios remained strong, revenue growth was in double digits and the cost efficiency ratio improved. For the first time in recent years, pre-tax profits from the Group’s emerging markets operations exceeded 60 per cent of total profits.

     On an underlying basis, profit before tax was broadly in line with 2006. This was arrived at after excluding the effects of a US$1.1 billion gain from the dilution of holdings in associates in mainland China, restating comparative information using the average exchange rates applicable in 2007, and

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Income statement

adjusting for acquisitions and disposals. The table on page 15 provides a more detailed reconciliation of reported and underlying profit before tax.

     These results illustrated the benefit derived from the Group’s broad diversification, both geographically and by range of business. An excellent performance in Asia in all customer groups compensated for the effect of deteriorating conditions in the US and slower growth in other mature markets. Commercial Banking and Private Banking again delivered record results, as did many of the businesses within the newly designated Global Banking and Markets segment.

     In Asia, the Group had a notably strong year. Vigorous economic activity across the region, strong trade flows and buoyant equity markets helped drive underlying profit growth of 42 per cent in Hong Kong and 34 per cent in Rest of Asia-Pacific. This growth was broadly based, with profits in all customer groups and in each of the main countries in which HSBC operates ahead of 2006. Results in Latin America were also better than in 2006, as an excellent performance in Brazil more than offset higher loan impairment charges in Mexico.

     Pre-tax profits in North America fell significantly as loan impairment charges rose and trading income declined. What began in 2006 as a deterioration in credit quality in a particular portfolio of purchased mortgages in the US consumer finance business, widened in the second half of 2007 to affect the consumer lending business as a whole as economic conditions deteriorated in the US, the housing market contracted and market liquidity for asset-backed securities dried up. This lack of liquidity also adversely affected credit trading and asset-backed securities businesses within Global Banking and Markets where de-leveraging of traded markets contributed to volatility and lower valuations. The effect of these factors was partially offset by a gain on HSBC’s own debt designated at fair value.

     Within Europe, underlying pre-tax profit performance was mixed, mainly as a consequence of ex gratia payments expensed in respect of overdraft fees applied in previous years and a provision for reimbursement of certain charges on historic will trusts and other related services. Offsetting this was a large fair value gain on the valuation of the portion of the Group’s own debt that is carried at fair value. Encouragingly, Personal Financial Services in the UK proved very successful in attracting deposit balances, which rose 15 per cent on 2006.

     In 2007, notwithstanding the severe disruption in traded markets, Global Banking and Markets delivered higher profits, which rose by 5 per cent to US$6.1 billion. This was driven by record results in its foreign exchange, payments and cash management, equities, HSBC Global Asset Management and securitie s services businesses; these more than offset the significant write-downs inthe Credit and Rates businesses, largely the consequence of the market-related factors discussed above.

Year ended 31 December 2006 compared with year ended 31 December 2005

HSBC made a profit before tax of US$22.1 billion, a rise of US$1.1 billion, or 5 per cent, compared with 2005. Incremental contributions to pre-tax profit from Metris in the US, the Argentine retail operations acquired from Banca Nazionale and Ping An Insurance in mainland China, less the profits of Cyprus Popular Bank, which was sold during the year, accounted for US$347 million of the increase in pre-tax profit in the period. These represented the bulk of changes in the constitution of the Group. On an underlying basis, which is described on page 131, profit before tax increased by 3 per cent.

     Average invested capital increased by US$10.6 billion compared with 2005 and return on that capital fell slightly by 1.0 per cent to 14.9 per cent. Revenue growth was 13 per cent and the cost efficiency ratio was broadly unchanged at 51.3 per cent; the Group’s Tier 1 ratio strengthened to 9.4 per cent.

     HSBC’s results in 2006 reflected the benefits of diversified earnings. There were a number of outstanding achievements, for example, exceeding US$1 billion pre-tax profits for the first time in Mexico and the Middle East, and in each of the Group Private Banking and Commercial Banking businesses in Rest of Asia-Pacific. HSBC added approximately US$1 billion in extra pre-tax profits in Rest of Asia-Pacific and globally in the Commercial Banking businesses.

     However, results in 2006 also reflected a decline in pre-tax profits of around US$725 million in the Group’s personal businesses in the US as a portfolio of sub-prime mortgages purchased by a subsidiary of HSBC Finance, mortgage services, suffered much higher delinquency than had been built into pricing these products.

     Earnings continued to be well diversified, both geographically and by customer group. Regionally, Asia including Hong Kong had record results as did the Group’s newly designated Latin America region, which combines Mexico and Central America with HSBC’s South American businesses. Within the

Back to Contents

Customer Groups, Commercial Banking again delivered a record performance, as did Private Banking and Global Banking and Markets, which made strong progress in the areas in which the Group has been investing in recent years. Personal Financial Services declined as growth in Asia and Latin America was masked by the problems in the US mortgage services business.

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

     Net operating income before loan impairment charges and other credit risk provisions of US$65.4 billion was US$7.7 billion or 13 per cent higher than in 2005, 11 per cent higher on an underlying basis. Commercial Banking, Global Banking and Markets and Private Banking operations all achieved strong double-digit growth.Operating income performance was well spread geographically, with the strongest growth in HSBC’s operations in Asia and in Latin America.

     Loan impairment and other credit risk provisions, expressed as a percentage of gross average advances to customers, at 1.4 per cent, were 20 basis points higher in 2006 than the 1.2 per cent recorded in 2005. There was also a 20 basis point rise in the ratio of new loan impairment charges to gross average advances to customers, from 1.4 per cent in 2005 to 1.6 per cent in 2006. The charge of US$10.6 billion was US$2.8 billion, or 36 per cent, higher than in 2005, 30 per cent higher on an underlying basis. Of this increase, approximately 60 per cent arose in the Group’s Personal Financial Services businesses in North America, with the major increase being in the US sub-prime mortgage portfolio acquired through mortgage services. Impairment charges in the UK were broadly stable as a percentage of lending to customers despite a rising trend of consumer recourse to debt mitigation arrangements. There was also some credit deterioration in a few emerging market countries, notably in the first half of 2006, as a consequence of regulatory changes.

     Total operating expenses of US$33.6 billion were US$4.0 billion or 14 per cent higher than in 2005, 11 per cent higher on an underlying basis. Much of the growth reflected investment to expand the Group’s geographic presence and add product expertise and sales support. This expansion was most marked in Personal Financial Services in North America, and in Global Banking and Markets, where the cost efficiency ratio improved slightly as strong revenue growth offset the first full year effect of investment expenditure in previous years.

     HSBC’s share of profit in associates and joint ventures increased by US$202 million, with improved contributions from The Saudi British Bank, Bank of Communications and Industrial Bank, supplemented by a first full year contribution from Ping An Insurance. HSBC’s share of profits from investments in associates in Rest of Asia-Pacific accounted for nearly a quarter of the profits from that region. For further detailed discussion and analysis by geographical segment of the Group’s results see Report of the Directors: Business Review from page 76.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Net interest income

Net interest income
	Year ended 31 December

	2007		2006		2005

	US$m	%	US$m	%	US$m	%

By geographical region
Europe	7,746	20.4	8,289	24.0	8,221	26.2
Hong Kong	5,483	14.5	4,685	13.6	4,064	13.0
Rest of Asia-Pacific	4,143	11.0	3,047	8.8	2,412	7.7
North America	14,847	39.3	14,268	41.4	13,295	42.4
Latin America	5,576	14.8	4,197	12.2	3,342	10.7

Net interest income	37,795	100.0	34,486	100.0	31,334	100.0

	Year ended 31 December

	2007	2006	2005

Net interest income (US$m)	37,795	34,486	31,334
Average interest-earning assets (US$m)	1,296,701	1,113,404	999,421
Gross interest yield (per cent)[1]	7.12	6.82	6.01
Net interest spread (per cent)[2]	2.86	2.94	2.88
Net interest margin (per cent)[3]	2.91	3.10	3.14

1	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).
2	Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate paid on average interest-bearing funds.
3	Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Year ended 31 December 2007 compared with year ended 31 December 2006

Net interest income of US$37.8 billion increased by 10 per cent, 4 per cent on an underlying basis. The commentary below is on an underlying basis.

     The change in net interest income was influenced by the following factors:

•	higher average interest rates in many major currencies resulted in higher interest income from the investment of low-cost deposits and transactional balances in Personal Financial Services and the payments and cash management businesses within Commercial Banking and Global Banking and Markets;

•	lending spreads in 2007 continued to reflect the relatively benign corporate and commercial credit conditions which have existed for the past three to four years, some upward re-pricing occurred in personal lending as a result of growing delinquency and restricted credit appetite. As market liquidity was withdrawn in the last four months of the year, the value and cost of funding rose markedly;

•	HSBC continued to focus on competitive liability products, which led to a 16 per cent growth in average deposits and current accounts; this exceeded the 6 per cent rise in average loans and advances to customers;

•	there was an increased cost of funding HSBC’s trading activities in HSBC’s overall result. Net interest income includes the cost of funding trading assets, while the related external revenues are reported in trading income. In HSBC’s customer group results, the cost of funding trading assets is included within Global Banking and Markets’ net trading income as an interest expense; and

•	balance sheet management revenues increased compared with 2006. This was mainly due to recovery in Asia.

     In Europe, net interest income declined by 18 per cent. This was mainly driven by the expansion of trading activities in both the UK and France which resulted in higher funding costs, with the related revenues reported in the trading income line, as discussed above. This was partly offset by higher net interest income in the personal and commercial businesses.

     In the UK, Personal Financial Services’ spreads widened in a rising interest rate environment and competitive pricing attracted higher balances. This was mitigated by lower spreads on mortgages as customers switched to fixed rate products. In Commercial Banking, higher net interest income was largely driven by growth in the UK, Turkey, Germany and Malta. The launch of a negotiated rate deposit product in previous years continued to prove successful in driving higher deposit balances. Strong growth in corporate and structured banking for micro customers, together with expansion in lending to small and mid-market customers, contributed to higher lending balances in the UK, although this

Back to Contents

benefit was partially constrained by spread compression in a competitive market.

     Revenues from transactional balances held within the payments and cash management business increased by 13 per cent, as credit market dislocation in the second half of the year caused customers to hold higher cash balances. After several periods of decline, balance sheet management revenues in Europe increased.

     In Turkey, higher net interest income was driven by new customer acquisition. In Switzerland, the Private Banking business earned higher net interest income from lending to existing clients as they further leveraged their portfolios.

     In Hong Kong, net interest income rose by 17 per cent, driven by growth in asset and liability products in the personal, commercial and corporate businesses. Net interest income from Global Banking and Markets increased by 79 per cent as balance sheet management revenues recovered and deposits grew strongly with higher spreads. A rise in liabilities to fund trading activities reduced net interest income, with a corresponding rise in trading income.

     Personal Financial Services’ net interest income grew by 16 per cent, driven by wider spreads on higher deposit balances. The relaunch of HSBC Premier contributed to the growth in deposit balances. Card balances were also higher, following a number of promotional programmes during the year. In Commercial Banking, strong economic growth helped generate demand for savings products and this, combined with strong customer acquisition, resulted in higher net interest earned from liability products.

     In Rest of Asia-Pacific, HSBC continued to invest in expanding the branch network, particularly in the large markets of mainland China, Indonesia and India. This, combined with increased marketing and greater brand awareness, accelerated customer acquisition and consequently growth in loans and deposits. Net interest income across the region rose by 30 per cent.

     In the Middle East, net interest income increased significantly, driven by balance sheet expansion across all customer groups, augmented by improved yields. Balance sheet growth was underpinned by a strong local economy, higher oil prices and demand for credit for infrastructure investment.

     In Global Banking and Markets, higher net interest income was driven by the recovery in balance sheet management revenues. As trade and investment flows increased, higher transactional balances in the payments and cash management businesses also delivered higher net interest income.

     In Personal Financial Services, net interest income rose by 23 per cent, driven by higher personal lending, credit cards and deposit balances. Growth was broad-based across the region. Commercial Banking net interest income grew by 29 per cent. Expansion of the branch network, call centres and Business Internet Banking helped to drive an increase in customer numbers which, in turn, led to deposit and loan growth.

     Net interest income in North America rose by 4 per cent, as higher revenues from payments and cash management, commercial lending and cards were offset by lower mo rtgage balances, spread compression and higher non-performing balances.

     Overall average lending balances were 5 per cent higher, as growth in credit cards and vehicle finance offset lower mortgage balances. The benefits of higher volumes were largely offset as asset spreads narrowed due to higher funding costs. Also, although deposit balances rose, spreads reduced as the product mix shifted to higher yielding products. Business expansion and higher customer volumes drove growth in loans and deposits in Commercial Banking. A 43 per cent increase in revenue from payments and cash management was due to higher customer balances.

     In Latin America, net interest income increased by 17 per cent. Growth was strong across the region, with net interest income rising by 22 and 11 per cent in Mexico and Brazil, respectively.

     In Mexico, notwithstanding lower balance sheet management revenues, higher net interest income was due to both asset and liability growth. In particular, increased credit card balances were driven by marketing and portfolio management initiatives to improve customer retention and card usage. Net interest income in Brazil increased as the sound economic outlook and falling interest rates resulted in strong demand for credit.

     Average interest-earning assets (‘AIEA’) of US$1,297 billion were US$121 billion, or 10 per cent, higher than 2006 on an underlying basis.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Net interest income / Net fee income

Year ended 31 December 2006 compared with year ended 31 December 2005

Net interest income of US$34.5 billion was 10 per cent higher than in 2005 and 7 per cent higher on an underlying basis. The commentary that follows is on an underlying basis.

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

     In the UK, growth in Personal Financial Services was strong in savings and packaged current accounts, but mortgage and credit card lending also increased. In Commercial Banking, customer recruitment boosted growth in deposit balances and spreads widened, particularly on US dollar denominated accounts. Commercial lending balances were higher, in part reflecting the strong growth throughout 2005. In France, revenues declined despite growth in lending, due to competitive pricing pressures and the impact of older, higher-yielding hedges of the network’s funding surplus maturing. Global Banking and Markets’ balance sheet management revenues declined as the rising trend in short-term interest rates continued to flatten yield curves.

     In Hong Kong , net interest income rose by 15 per cent. Deposit spreads widened with progressive interest rate rises, and balances increased as customers took advantage of higher rates. HSBC supported this growth with a number of promotions and marketing campaigns during the year. In Personal Financial Services, average savings and deposit balances rose by 7 per cent. The launch of a simplified mortgage pricing structure helped boost mortgage balances and grow market share. A clear focus on sales and targeted marketing helped achieve strong growth in credit card balances, and the number of cards in issue rose by 17 per cent to 4.6 million. Average corporate lending balances rose as the economy gained momentum and investment was channelled into mainland China. The benefit of these developments, however, was substantially offset by spread compression through the rising cost of funds, and lower balance sheet management revenues as short-term interest rates continued to rise, and yield curves remained flat.

     In Rest of Asia-Pacific , a 25 per cent rise in net interest income was fuelled by balance sheet growth in Personal Financial Services and Commercial Banking. This reflected HSBC’s continuing investment in growing the business through network expansion, customer recruitment and targeted marketing and promotions. In Personal Financial Services, the emphasis on the recruitment of HSBC Premier customers generated strong deposit growth throughout the region, which funded increased mortgage and credit card borrowing. Other unsecured lending balances also grew significantly, as HSBC expanded its consumer finance operations in India, Australia and Indonesia. In corporate and commercial banking, increased deposits raised

Back to Contents

through customer recruitment and through higher transactional balances in the payments and cash management and the custody businesses were significant to the growth in net interest income. On the asset side, growth reflected strong demand for credit as regional economies continued to expand and trade flows increased.

     In North America, net interest income increased by 3 per cent. In the US Personal Financial Services business, strong growth in mortgages, cards, and other personal unsecured non-credit card lending was funded by a 21 per cent rise in average deposits to US$32.2 billion. This was led by the continued success of the online savings product which grew by US$6 billion to US$7 billion at 31 December 2006. Higher spreads in credit cards, reflecting a lower proportion of promotional balances and a degree of re-pricing, were in contrast with most other portfolios. Overall, asset spreads contracted, driven by the effect on funding costs of a succession of interest rate rises, while competitive pricing and customer migration to higher yielding products reduced spreads on deposits. Net interest income was boosted in Canada by strong lending to personal and commercial customers, supported by deposit raising initiatives. However, these benefits were partly offset by lower Global Banking and Markets’ balance sheet management income as spreads narrowed as a result of higher short-term rates coupled with a flat yield curve in the US. The increased deployment of liabilities to fund trading activity also reduced growth in net interest income, with a corresponding increase in trading income.

     In Latin America , net interest income increased by 17 per cent. In Mexico, deposit growth was boosted by the continuing success of the Tu Cuenta packaged account in Personal Financial Services. Credit card, unsecured lending and mortgage balances also grew strongly, though the benefit of the latter was offset by competitive pressure on spreads. In Brazil, where the domestic economy improved and inflation remained low, rising consumer demand for credit, together with increased sales activity and customer recruitment, drove strong lending growth. Deposits rose through current accounts linked to the growing payroll loan business. Growth in Commercial Banking was mainly in the small and middle market customer segments. HSBC increased focus on these businesses through network expansion and the recruitment of additional sales staff throughout the region. In Global Banking and Markets, improved balance sheet management revenues and growth in the payments and cash management business were the major contributors to interest income growth.

     AIEA of US$1,113 billion were US$114 billion, or 11 per cent, higher than in 2005. On an underlying basis, growth was 10 per cent. HSBC’s net interest margin was 3.10 per cent in 2006, compared with 3.14 per cent in 2005.

Net fee income
			Year ended 31 December

	2007		2006		2005

	US$m	%	US$m	%	US$m	%
By geographical region
Europe	8,431	38.3	7,108	41.4	6,299	43.6
Hong Kong	3,362	15.3	2,056	12.0	1,674	11.6
Rest of Asia-Pacific	2,246	10.2	1,622	9.4	1,340	9.3
North America	5,810	26.4	4,766	27.7	3,952	27.3
Latin America	2,153	9.8	1,630	9.5	1,191	8.2

Net fee income	22,002	100.0	17,182	100.0	14,456	100.0

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Net interest income

	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m

Cards[1]	6,496	5,367	4,462
Account services	4,359	3,633	3,132
Funds under management	2,975	2,718	1,831
Broking income	2,012	1,354	1,104
Insurance[1]	1,836	1,358	1,319
Global custody	1,404	797	656
Credit facilities	1,138	922	880
Unit trusts	875	520	388
Imports/exports	866	780	722
Remittances	556	472	396
Corporate finance	409	255	211
Underwriting	367	286	274
Trust income	299	248	199
Taxpayer financial services	252	263	243
Maintenance income on operating leases	139	122	180
Mortgage servicing	109	97	76
Other	2,245	1,888	1,413

Total fee income	26,337	21,080	17,486
Less: fee expense	(4,335)	(3,898)	(3,030)

Net fee income	22,002	17,182	14,456

1	Comparative information has been restated to conform with the current year’s presentation.

Year ended 31 December 2007 compared with year ended 31 December 2006

Net fee income increased by 28 per cent to US$22.0 billion, 23 per cent on an underlying basis. The commentary that follows is on an underlying basis.

•	Buoyant stock markets in Hong Kong and throughout the Rest of Asia-Pacific region resulted in markedly higher income from wealth management products, broking services and global custody in the region.

•	Card fee income increased, mainly in the US and Mexico. Income growth in the US was driven by higher late and over-limit fees.
Merchandising and services fees also increased. In Mexico, the credit card business continued to grow, both in balances and in transaction volumes.

•	Increased customer activity in Europe, North America and Latin America were the main drivers for increased account services income. In the US, growth in credit card balances triggered a higher use of the Intellicheck service, which resulted in higher account services income. In the UK, growth in the sale of fee- based packaged accounts contributed to growth in account services fees.

     In Europe, fee income rose by 11 per cent. Account services increased on higher customer balances and volumes of transactions, supported by sales of fee-earning packaged accounts in the UK. In France, HSBC recorded an increase in transaction volumes while growth in client assets resulted in higher commission income in Private Banking. Card fees increased in the UK and Turkey, mainly on interchange and acquiring fees. This was partly offset by a reduction in default fees in the UK following regulatory intervention by the OFT in 2006. Broking income increased in the UK, Germany and Switzerland, mainly driven by growth in client assets and transaction volumes. Funds under management decreased on lower income from the Hermitage Fund due to the part sale of fund holdings.

     In Hong Kong , buoyant stock market activity drove income on a number of commission lines. Broking and global custody income rose as larger trading volumes were registered on higher stock exchange daily turnover. This was enhanced by the launch of new investment schemes, awareness campaigns and the adoption of a new portfolio wealth management sales tool in the branch network. An increase in IPO activity through Hong Kong, mainly derived from mainland China, positively affected underwriting fees. Life insurance commission income increased, boosted by the launch of new products.

     In Rest of Asia-Pacific , fee income increased by 34 per cent. Buoyant stock markets stimulated customer appetite for unit trusts and other investment products. Strong investment sales were recorded in India, Philippines, South Korea,

Back to Contents

Singapore and mainland China. Security services increased, driven by a sustained level of transaction volumes and investment flows. In the Middle East, increases were registered in cards, global custody, credit facilities and insurance. Increased trade services income in the region reflected higher intra-regional trade flows, which were driven by strong economic performance.

     In North America, card fee income rose as a result of higher balances attracting late and over-limit fees. The Intellicheck service, which allows customers to pay their credit card balances over the telephone for a fee, proved popular with customers. Revenues from enhancement services on cards which offer services such as debt protection and identity protection, rose on higher sales. Payments and cash management fees also increased on higher volumes generated. Canada registered growth in investor administration fees and fees on the immigrant investor programme. Account services fees also increased.

     In Latin America, card fee income rose, mainly due to increased volumes and balances in Mexico. The use of debit and credit cards grew, in part driven by the extended ATM network. Strong growth in customer accounts delivered higher transactional fees and the continuing success of the Tu Cuenta product led to increased take-up with higher product fees charged to customers. Lending-related fees increased in Brazil, aided by higher current account and payments and cash management fees.

Year ended 31 December 2006 compared with year ended 31 December 2005

Net fee income of US$17.2 billion was 19 per cent higher than in 2005, or 16 per cent higher on an underlying basis. The commentary that follows is on an underlying basis.

•	Robust global stock market performance, particularly in emerging markets, led to increased customer appetite for equity-based products. HSBC responded by launching new investment products and increasing promotional activity, which contributed to higher unit trust, broking and custody fees.

•	There was an increase in cards in issue, which drove higher transaction volumes and balances and led to a 16 per cent rise in card fee income, principally in the US;

•	Strong equity market performance also benefited HSBC’s asset management activities.Funds under management grew by 16 per cent and performance fees rose strongly, most notably in HSBC’s BRIC (Brazil, Russia, India and China) funds and in the Hermitage Fund, a leading fund investing in Russia.

•	The successful promotion of packaged account products which, together with increased customer numbers and higher transaction volumes, led to a 13 per cent rise in account services fees. Higher cross-border currency flows led to increased remittance income.

•	Reduced sales of creditor insurance products in the UK were largely offset by higher fees in HSBC’s Latin American insurance businesses, particularly in Argentina and Brazil.

•	Increased taxpayer services fees, higher income from investment and other services provided by HSBC’s insurance businesses, and increased corporate and WTAS advisory fees in the US contributed to the increase in other fee income.

     In Europe , account service fees increased as a result of customer acquisition, higher sales of packaged products and increased transaction volumes. Rising stock markets led to higher sales of investment products and growth in funds under management, while product mix improvements and service enhancements also contributed to a rise in investment fees. Higher performance fees in respect of the Hermitage Fund contributed an additional US$23 million in fee income, net of performance fees paid to the fund’s investment advisor. Offsetting these increases, HSBC’s decision to constrain unsecured lending growth in the UK resulted in lower creditor protection insurance fees.

     In Hong Kong , a buoyant IPO market together with product launches and enhancements contributed to higher sales of investment products; this was augmented by increased transaction volumes following strong growth in local and regional equity markets. As global customers continued to seek investment opportunities in emerging markets, funds under management increased. Growth in cards in issue led to higher card fees.

     In Rest of Asia-Pacific , higher trade and remittance flows led to increased payments and cash management income. Investment flows into emerging market funds triggered growth in custody and funds administration fees, while rising equity markets and product launches contributed to increased investor demand and higher income from custody, brokerage and the sale of investments.

     In North America , card fees increased as a result of higher balances and improved interchange rates, while private label card fees benefited from renegotiations with a number of merchants.

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

     In Latin America , increased cards in circulation and improvements in activation times led to higher card issuing fees, while growth in the merchant customer base led to a rise in card acquiring income. Account servicing fees benefited from higher packaged account sales, enhancements to other current account products, price increases and greater transaction volumes. The expansion of HSBC’s ATM network in Mexico drove higher ATM fees.

Net trading income
			Year ended 31 December

	2007		2006		2005

	US$m	%	US$m	%	US$m	%
By geographical region
Europe	6,943	70.6	4,529	55.1	3,036	51.7
Hong Kong	1,242	12.6	617	7.5	546	9.3
Rest of Asia-Pacific	1,643	16.7	1,181	14.4	860	14.7
North America	(542)	(5.5)	1,358	16.5	885	15.1
Latin America	548	5.6	537	6.5	537	9.2

Net trading income[1]	9,834	100.0	8,222	100.0	5,864	100.0

	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m

Trading activities	4,521	5,465	3,884
Net interest income on trading activities	5,376	2,603	2,208
Other trading income Hedge ineffectiveness:
– on cash flow hedges	(77)	(122)	(96)
– on fair value hedges	19	16	14
Non-qualifying hedges	(5)	260	(146)

Net trading income[1]	9,834	8,222	5,864

1	The cost of internal funding of trading assets increased by US$2.8 billion and is excluded from the reported ‘Net trading income’ line and included in ‘Net interest income’. However, this cost is reinstated in ‘Net trading income’ in HSBC’s customer group and global business reporting.

Year ended 31 December 2007 compared with year ended 31 December 2006

Net trading income increased by 20 per cent to US$9.8 billion, 13 per cent on an underlying basis. The following commentary is on an underlying basis.

     In line with Global Banking and Markets’ focus on emerging markets, total income from trading in Asia and Latin America increased by 42 per cent, dominated by foreign exchange trading and reflecting the benefit of HSBC’s strong and diversified distribution network.

     Net trading income was significantly affected by a total of US$2.1 billion of write-downs on credit trading, leveraged and acquisition financing positions, and monoline credit exposures resulting from deterioration in the credit market in the second half of the year. The write-downs arose mainly in the US and, to a lesser extent, the UK.

     Income from foreign exchange trading increased by 40 per cent, a record result. Revenues were driven by higher customer volumes, against the backdrop of a weakening US dollar and greater market volatility.

     A trading loss of US$419 million in Credit and Rates compared with income of US$1.3 billion in 2006. US$1.1 billion of this arose in the second half of 2007. This was due to the write-downs discussed above.

     Trading income from structured derivatives fell by 26 per cent. The structured credit business incurred losses in the second half of the year due to the difficult trading conditions described above.

Back to Contents

This was partly offset by higher trading income from other structured derivative products, following investment made in technical expertise and systems in previous years.

     Record results were achieved in the equities business reflecting strong growth across all regions particularly in Europe, which benefited from effective product differentiation, notably in emerging market products.

     In Europe, trading income increased by 41 per cent, driven by the equities business and foreign exchange trading, where income increased strongly, with volume and profitability driven by market volatility. This was partly offset by the write-downs in credit, structured derivatives and leveraged and acquisition finance.

     Net trading income in Europe increased following the strategic decision to expand the collateralised lending and structured derivatives businesses, the funding costs of which are reported in ‘Net interest income’.

     Income growth in Hong Kong was achieved throughout the Global Markets business, assisted by investments made in recent years to grow the product range and customer base. HSBC had only very limited exposure to asset-based securities and structured credit products in Hong Kong.

     Strong growth was delivered in Rest of Asia-Pacific, led by foreign exchange trading, with higher volumes driven by increased volatility which, in turn, increased customer demand for risk management products.

     HSBC’s operations in North America incurred a trading loss following write-downs in credit, structured derivatives, and leveraged and acquisition finance for the reasons noted above. This was compounded by trading losses on purchased loans in the mortgage services wholesale business in response to which, HSBC closed the business. By contrast, foreign exchange recorded a strong performance, supported by activity generated by the declining US dollar and volatile markets.

Year ended 31 December 2006 compared with year ended 31 December 2005

Net trading income increased significantly in comparison with 2005, reflecting the investment made in widening Global Markets’ product range and developing its sales and execution capabilities. Positive revenue trends were recorded in key product areas, although the rate of income growth slowed in the second half of the year, principally due to lower market volatility and a decrease in deal volumes in the third quarter.

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

     On an underlying basis trading income in Rest of Asia-Pacific grew by 35 per cent, driven by HSBC’s strong distribution network and experience in developing markets activity, which contributed to particularly strong increases reported in India the Middle East and mainland China.

     Performance in HSBC’s operations in the US remained robust benefiting, in part, from the first full year contribution from the US residential mortgage-backed securities business and successful product launches in structured derivatives.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Net income from financial instruments designated at fair value

Net income from financial instruments designated at fair value

	Year ended		At
	31 December 2007		31 December 2007

	Net income		Assets	Liabilities

	US$m	%	US$m	US$m

By geographical region
Europe	1,226	30.0	30,058	50,077
Hong Kong	676	16.6	7,253	4,412
Rest of Asia-Pacific	111	2.7	886	501
North America	1,750	42.9	–	34,949
Latin America	320	7.8	3,367	–

	4,083	100.0	41,564	89,939

	Year ended		At
	31 December 2006		31 December 2006

	Net income		Assets	Liabilities

	US$m	%	US$m	US$m

By geographical region
Europe	144	21.9	12,164	32,630
Hong Kong	260	39.6	4,745	4,291
Rest of Asia-Pacific	79	12.0	1,729	410
North America	(63)	(9 .6)	–	32,880
Latin America	237	36.1	1,935	–

	657	100.0	20,573	70,211

	Year ended		At
	31 December 2005		31 December 2005

	Net income		Assets	Liabilities

	US$m	%	US$m	US$m

By geographical region
Europe	362	35.0	9,077	27,442
Hong Kong	(6)	(0.6)	3,909	3,999
Rest of Asia-Pacific	58	5.6	872	300
North America	434	42.0	–	29,934
Latin America	186	18.0	1,188	154

	1,034	100.0	15,046	61,829

			2007	2006	2005
			US$m	US$m	US$m

Net income/(expense) arising from:
–	financial assets held to meet liabilities under insurance and investment contracts		2,056	1,552	1,760
–	liabilities to customers under investment contracts		(940)	(1,008)	(1,126)
–	HSBC’s long-term debt issued and related derivatives		2,812	(35)	403
	–	change in own credit spread on long-term debt	3,055	(388)	(70)
	–	other changes in fair value	(243)	353	473
–	other instruments designated at fair value and related derivatives		155	148	(3)

Net income from financial instruments designated at fair value			4,083	657	1,034

HSBC adopted ‘Amendment to IAS 39 Financial Instruments: Recognition and Measurement: the Fair Value Option’ with effect from 1 January 2005. HSBC may designate financial instruments at fair value under the option in order to remove or reduce accounting mismatches in measurement or recognition, or where financial instruments are managed, and their performance is evaluated, together on a fair value basis. All income and expense on financial instruments for which the fair value option was taken were included in this line except for issued debt securities and related derivatives, where the interest components were shown in interest expense.

     HSBC used the fair value designation principally in the following instances:

•	for certain fixed-rate long-term debt issues whose interest rate characteristic has been changed to floating through interest rate swaps, as part of a documented interest rate management strategy. Approximately

Back to Contents

US$66 billion (2006: US$56 billion) of the Group’s debt issues have been accounted for using the fair value option. The movement in fair value of these debt issues includes the effect of own credit spread changes and any ineffectiveness in the economic relationship between the related swaps and own debt;

•	as credit spreads narrow, accounting losses are booked, and the reverse is true in the event of spreads widening. Ineffectiveness arises from the different credit characteristics of the swap and own debt coupled with the sensitivity of the floating leg of the swap to changes in short-term interest rates. In addition, the economic relationship between the swap and own debt can be affected by relative movements in market factors, such as bond and swap rates, and the relative bond and swap rates at inception. The size and direction of the accounting consequences of changes in own credit spread and ineffectiveness can be volatile from period to period, but do not alter the cash flows envisaged as part of the documented interest rate management strategy;

•	for certain financial assets held by insurance operations and managed at fair value to meet liabilities under insurance contracts, and certain liabilities under investment contracts with discretionary participation features (‘DPF’), approximately US$17 billion of assets (2006: US$6 billion); and

•	for financial assets held by insurance operations and managed at fair value to meet liabilities under investment contracts, approximately US$14 billion of assets (2006: US$12 billion).

     Net income from financial assets designated at fair value which are held to support liabilities for both insurance and investment contracts, is presented as ‘Net income from financial instruments designated at fair value’. For investment contracts, where the liabilities to policyholders are designated at fair value, the movement in the value of the liabilities is presented in ‘Net income from financial instruments designated at fair value’ in the income statement. However, for insurance contracts, the movement in liabilities arising from the net income allocated to the policyholder is presented in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Year ended 31 December 2007 compared with year ended 31 December 2006

Credit spreads widened significantly in the second half of 2007, leading to a substantial increase in net income from financial instruments designated at fair value compared with 2006. This was primarily driven by a widening in credit spreads on certain fixed-rate long-term debt, issued by HSBC Holdings and its subsidiaries. These cumulative gains will fully reverse over the life of the debt. The cumulative adjustment to reserves where the policy is applied for the first time and, subsequently, the income statement in terms of change in own credit spread since the fair value option was available, is US$1.6 billion after taking account of the US$3.1 billion credit in 2007.

     Income from assets held to meet liabilities under insurance and investment contracts also rose by 32 per cent, mostly from premium growth and higher investment returns on the portfolios held by the insurance businesses in the UK and Hong Kong. The change in fair value of liabilities under investment contracts declined by 7 per cent.

Year ended 31 December 2006 compared with year ended 31 December 2005

Net income from financial instruments designated at fair value decreased compared with 2005. This was primarily driven by a narrowing (i.e. improvement) in credit spreads on certain fixed-rate long-term debt issued by HSBC Finance and lower net mark-to-market movements on this debt and the related interest rate swaps. During 2006, HSBC Finance’s debt received improved ratings from both Moody’s and S&P. Perversely, this improvement generated accounting losses of some US$388 million which will reverse over the residual maturity of the debt instruments.

     Income from assets held to meet liabilities under insurance and investment contracts was some 12 per cent lower, reflecting movements in the market values of assets. The increase in the fair value of liabilities under investment contracts was 10 per cent lower than in 2005.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Gains less losses from financial investments / Net earned insurance premiums

Gains less losses from financial investments

	Year ended 31 December

	2007		2006		2005

	US$m	%	US$m	%	US$m	%

By geographical region
Europe	1,326	67.9	624	64.4	439	63.4
Hong Kong	94	4.8	162	16.7	108	15.6
Rest of Asia-Pacific	38	1.9	41	4.2	18	2.6
North America	245	12.5	58	6.0	47	6.8
Latin America	253	12.9	84	8.7	80	11.6

Gains less losses from financial investments	1,956	100.0	969	100.0	692	100.0

	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m

Net gain from disposal of:
– debt securities	120	252	138
– equity securities	1,822	702	505
– other financial investments	14	15	7

	1,956	969	650
Recovery of impairment losses	–	–	42

Gains less losses from financial investments	1,956	969	692

Year ended 31 December 2007 compared with year ended 31 December 2006

Net gains of US$2.0 billion were reported by HSBC as a result of the disposal of financial investments during 2007, 102 per cent higher than in 2006, 93 per cent on an underlying basis. The following commentary is on an underlying basis.

     In Europe, the sale of shareholdings and various equity investments in the UK and France, including the disposal of shares in Euronext (the European stock exchange), contributed to net gains of US$1.3 billion, an increase of 101 per cent from 2006. In Private Banking, gains of US$91 million arose from the sale of a further holding in the Hermitage Fund, compared with US$117 million in 2006.

     In Hong Kong, gains were 42 per cent less than in 2006 as a result of the non-recurrence of a US$101 million gain on the partial sale of HSBC’s stake in UTI Bank Limited, an Indian retail bank, in that year.

     Gains of US$245 million in North America were primarily attributable to the sale of shares in MasterCard and gains in Latin America largely arose from the sale of equity holdings in Brazil, including HSBC’s holding in a credit bureau.

Year ended 31 December 2006 compared with year ended 31 December 2005

HSBC reported net gains of US$969 million from the disposal of available-for-sale financial investments during 2006, 40 per cent higher than in 2005. On an underlying basis, gains were 35 per cent greater than in 2005. Gains from financial investments were mainly attributable to the following transactions:

•	a gain of US$93 million arising from the partial redemption of HSBC’s investment in MasterCard Incorporated following its IPO in May. The gain was distributed across all geographic regions as most HSBC Group banks were members of MasterCard;

•	a gain of US$101 million on the sale of part of HSBC’s stake in UTI Bank Limited, an Indian retail bank;

•	the partial sale by Private Banking of a holding in the Hermitage Fund contributed a gain of US$117 million for the year; and

•	the sale of a portfolio of structured finance investments, classified as debt securities, contributed a gain of US$112 million.

Gains arising from dilution of interests in associates

HSBC’s associates, Industrial Bank, Ping An Insurance and Bank of Communications in mainland China; Financiera Independencia in Mexico and Techombank in Vietnam, issued new shares for which HSBC did not subscribe. As a consequence of the new monies raised by the associates, HSBC’s share of their underlying assets increased by US$1.1 billion, notwithstanding the reduction in the Group’s interests. These gains are presented in the

Back to Contents

income statement as ‘Gains from dilution of the Group’s interests in associates’, and should be regarded as exceptional. For further details see Note 4 on the Financial Statements.

Net earned insurance premiums
	Year ended 31 December

	2007		2006		2005

	US$m	%	US$m	%	US$m	%

By geographical region
Europe	4,010	44.2	1,298	22.9	1,599	29.4
Hong Kong	2,797	30.8	2,628	46.3	2,334	42.9
Rest of Asia-Pacific	226	2.5	174	3.1	155	2.9
North America	449	4.9	492	8.7	477	8.8
Latin America	1,594	17.6	1,076	19.0	871	16.0

Net earned insurance premiums	9,076	100.0	5,668	100.0	5,436	100.0

	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m

Gross insurance premium income	11,001	6,455	6,152
Reinsurance premiums	(1,925)	(787)	(716)

Net earned insurance premiums	9,076	5,668	5,436

Year ended 31 December 2007 compared with year ended 31 December 2006

Net earned insurance premiums of US$9.1 billion were 60 per cent higher than in 2006. This was boosted by HSBC’s acquisition in the first half of 2007 of the remaining shares in HSBC Assurances in France and the purchase of HSBC Bank Panama in Central America in late 2006. Underlying net insurance premiums grew by 21 per cent. The following commentary is on an underlying basis.

     In Europe, net earned insurance premiums increased by 50 per cent to US$4.0 billion, including growth of the Guaranteed Income Bond and motor insurance, and the introduction of enhanced death benefits to pension contracts in the UK. Premiums also grew in the UK because of a higher retention of risk compared with 2006, when a greater proportion of risk and corresponding premiums were ceded to reinsurers. There were also significant contributions from increased reinsurance business in Ireland and from the life assurance business in Malta.

     In Hong Kong, net earned insurance premiums increased by 7 per cent to US$2.8 billion, as the life assurance business expanded with the launch of new products.

     In the Rest of Asia-Pacific region, net earned insurance premiums increased by 24 per cent to US$226 million. This growth was mainly generated in Malaysia by the HSBC Amanah Takaful business which was launched in late 2006, offering shariah-compliant insurance products.

     In North America , net earned insurance premiums decreased by 9 per cent to US$449 million, as the decline in loan volumes led to a fall in credit insurance sales and HSBC stopped reinsuring credit insurance for other lenders.

     In Latin America , net earned insurance premiums increased by 32 per cent to US$1.6 billion. There was good growth in all of HSBC’s insurance businesses in the region. Higher premiums in Brazil were driven by increased sales of pension products with linked-life policies. In Argentina, the growth was led by the motor insurance businesses and, in Mexico, the primary driver was life assurance.

Year ended 31 December 2006 compared with year ended 31 December 2005

Net earned insurance premiums of US$5.7 billion were 4 per cent higher than in 2005, 3 per cent on an underlying basis. The commentary that follows is on an underlying basis.

     In Europe, net earned premium income decreased by 19 per cent to US$1.3 billion. This was largely in the UK, where lower sales of single premium insurance contracts, a lower market appreciation of investment assets and the effect of changes in reinsurance arrangements were the principal drivers of the decrease.

     In Hong Kong , net earned premium income increased by 13 per cent, driven by the life insurance business. New products, many designed to meet financial needs identified in HSBC’s global study on the future of retirement, were supported by increased

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other operating income

promotional and marketing activity, and the development of internet and telephone distribution channels. Sales rose in consequence.

     In Rest of Asia-Pacific, net earned premium income rose by 5 per cent growth to US$174 million. This was concentrated in Singapore and reflected the success of new product launches, supported by increased marketing. Increased sales of individual life policies were the main driver of the growth. HSBC continued to expand its insurance business across Rest of Asia-Pacific with a number of initiatives including the establishment of HSBC’s first Islamic insurance company in Malaysia.

     In North America, the modest rise in net premium income to US$492 million reflected growth from new life business underwritten in 2006, which was substantially offset by a decline in the non-life business.

     Improved cross-selling drove growth across Latin America, and income rose by 18 per cent to US$1.1 billion. In Mexico, growth in individual life, casualty and motor insurance was partly offset by increased reinsurance costs. In Brazil, growth was led by strong sales of both life and pension products. In Argentina, increased advertising partnerships with established local consumer brands and internal cross-selling initiatives led to a rise in motor, home and extended-warranty insurance premium income. This was, in part, offset by the effects of the disposal of the Brazilian general insurer HSBC Seguros during the latter half of 2005, which resulted in a significant reduction in non-life premium income.

Other operating income

	Year ended 31 December

	2007		2006		2005

	US$m	%	US$m	%	US$m	%
By geographical region
Europe	1,193	34.8	1,428	35.4	1,603	43.7
Hong Kong	845	24.7	834	20.6	805	21.9
Rest of Asia-Pacific	798	23.3	765	18.9	335	9.1
North America	360	10.5	922	22.8	642	17.5
Latin America	228	6.7	91	2.3	286	7.8

	3,424	100.0	4,040	100.0	3,671	100.0

Intra-HSBC elimination	(1,985)		(1,494)		(938)

Other operating income	1,439		2,546		2,733

	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m

Rent received	630	687	859
Gains recognised on assets held for sale	5	28	11
Valuation gains on investment properties	152	164	201
Gain on disposal of property, plant and equipment, intangible assets and non-financial investments	213	781	703
Gain on disposal of operating leases	–	–	26
Change in present value of in-force long-term insurance business	(145)	40	40
Other	584	846	893

Other operating income	1,439	2,546	2,733

Year ended 31 December 2007 compared with year ended 31 December 2006

Other operating income of US$1.4 billion was 43 per cent lower than in 2006, 51 per cent lower on an underlying basis. The commentary that follows is on an underlying basis.

     In Europe, other operating income declined by 25 per cent. This largely resulted from a negative movement in the value of in-force business in the UK insurance business. The movement was driven by a change in the calculation methodology of the PVIF business in the first half of 2007 as HSBC implemented regulatory changes to the rules governing the calculation of insurance liabilities. This had a marginally positive effect on profits as there was a corresponding reduction in policyholder liabilities.

     Private equity income decreased significantly, due to the non-recurrence of asset disposals in 2006. Property gains included a gain on the disposal and leaseback of a London building in 2007.

     Although HSBC sold its Canary Wharf headquarters building at 8 Canada Square in 2007, the gain remains unrecognised as HSBC continues to

Back to Contents

provide bridge finance for the debt portion of the transaction.

     In Hong Kong, there was an increase of 2 per cent in other operating income, mainly due to increased cost recoveries from other HSBC sites. This was partially offset by the non-recurrence of income on the sale of the former head office building of Hang Seng Bank and transfer of credit card acquiring business into a joint venture with Global Payments Inc.

     Other operating income in Rest of Asia-Pacific decreased by 2 per cent. The comparative figures included gains on disposals of certain businesses in Australia. No such gains on disposals were registered this year. Similarly, profits from disposal of assets held for sale decreased due to the non-recurrence of profits on sale of properties in Japan and India.

     In North America, other operating income decreased significantly, driven by lower prices on sale of real estate due to the general decline in the property market. In addition, there were lower gains on the sale of investments, mainly due to a significant one-off gain in the latter part of 2006.

     In Latin America, a 97 per cent increase in other operating income reflected the recognition of the embedded value calculation on the PVIF life assurance business in Mexico. The improvement on 2006 was also aided by the non-recurrence of a loss on sale of a portfolio of assets during that year and sundry gains on foreclosed assets in 2007.

Year ended 31 December 2006 compared with year ended 31 December 2005

Other operating income of US$2.5 billion was 7 per cent lower than in 2005, 9 per cent lower on an underlying basis. The commentary that follows is on an underlying basis.

     In Europe, other operating income declined by 14 per cent. This largely resulted from the non-

recurrence of one-off gains from the restructuring and syndication of assets in Global Investment Banking in 2005. Gains on private equity were also lower. There was a 29 per cent fall in rental income, with a compensating effect on operating expenses, following the sale of the operational functions of HSBC’s vehicle financing and fleet management business in 2005, combined with the non-recurrence of gains made in that year on disposal of structured finance leases in the UK. This decline was partly offset by profit recognised on the sale of HSBC’s stake in Cyprus Popular Bank Limited of US$93 million, and income from UK branch sale and lease-back transactions.

     In Hong Kong , the modest increase in other operating income reflected profits earned from the sale of the former head office building of Hang Seng Bank and income received from the transfer of the credit card acquiring business into a joint venture between HSBC and Global Payments Inc. These factors were partly offset by lower revaluation gains on Hang Seng Bank’s investment properties following a slowdown in the rate of property price appreciation and the non-recurrence of the disposal of a leasehold residential property.

     Other operating income in Rest of Asia-Pacific more than doubled, reflecting profits earned from various business disposals in Australia and the sale of an office building in Japan. Higher levels of activity at the Group Service Centres resulted in rising income in the region and contributed further to the increase.

     In North America , the 42 per cent increase largely resulted from gains on the disposal of various investments and real estate, and higher lease income from property investments by Amanah Finance.

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

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Net insurance claims / Loan impairment charges

Net insurance claims incurred and movement in liabilities to policyholders

	Year ended 31 December

	2007		2006		2005

	US$m	%	US$m	%	US$m	%
By geographical region
Europe	3,479	40.4	531	11.3	818	20.1
Hong Kong	3,208	37.3	2,699	57.4	2,059	50.6
Rest of Asia-Pacific	253	2.9	192	4.1	166	4.1
North America	241	2.8	259	5.5	232	5.7
Latin America	1,427	16.6	1,023	21.7	792	19.5

Net insurance claims incurred and movement in liabilities to policy holders	8,608	100.0	4,704	100.0	4,067	100.0

	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m

Gross insurance claims and movement in liabilities to policyholders	9,550	5,072	4,153
Reinsurers’ share of claims incurred and movement in liabilities to policyholders	(942)	(368)	(86)

Net insurance claims incurred and movement in liabilities to policy holders[1]	8,608	4,704	4,067

1	Net insurance claims incurred and movement in liabilities to policyholders arise from both life and non-life insurance business . For non-life business, amounts reported represent the cost of claims paid during the year and the estimated cost of notified claims . For life business, the main element of claims is the liability to policyholders created on the initial underwriting of the policy and any subsequent movement in the liability that arises, primarily from the attribution of investment performance to savings-related policies. Consequently, claims rise in line with increases in sales of savings-related business and with investment market growth.

Year ended 31 December 2007 compared with year ended 31 December 2006

Net insurance claims incurred and movement in liabilities to policyholders of US$8.6 billion were 83 per cent higher than in 2006. In March 2007, HSBC acquired the remaining shares in HSBC Assurances in France and purchased HSBC Bank Panama in late 2006. Net insurance claims incurred and movement in liabilities to policyholders increased by 32 per cent on an underlying basis.

     The following commentary is on an underlying basis.

     In Europe, net insurance claims incurred and movement in liabilities to policyholders grew by 121 per cent to US$3.5 billion. This growth was in parallel with the growth in net earned insurance premiums, including maintaining a higher level of risk, but it was offset by FSA rule changes which led to lower claims valuation on life policies. There was also a rise in flood-related claims in the UK after record rainfalls during the summer.

     In Hong Kong, net insurance claims incurred and movement in liabilities to policyholders increased by 19 per cent to US$3.2 billion. The increase was more significant than premium growth because many of the liabilities were related to life policies. Policyholders participate in the investment performance of assets supporting these liabilities and the investment return on these assets is shown in ‘Net income from financial instruments designated at fair value’.

     In the Rest of Asia-Pacific region, net insurance claims incurred and movement in liabilities to policyholders rose by 25 per cent to US$253 million.

     Net insurance claims incurred and movement in liabilities to policyholders decreased by 7 per cent to US$241 million in North America, in line with the change in net earned insurance premiums.

     In Latin America, net insurance claims incurred and movement in liabilities to policyholders grew by 26 per cent to US$1.4 billion. Most of this increase was in Brazil, driven by a rise in policyholders’ liabilities on the back of higher life insurance and pension volumes. Growth in the Mexico life business also contributed.

Year ended 31 December 2006 compared with year ended 31 December 2005

Net insurance claims incurred and movement in liabilities to policyholders of US$4.7 billion were 16 per cent higher than in 2005, 15 per cent on an underlying basis. The commentary that follows is on an underlying basis.

     In Europe, net insurance claims incurred and movement in liabilities to policyholders decreased

Back to Contents

by 35 per cent to US$531 million, primarily driven by lower sales of critical illness and creditor protection products, along with the effect of adverse movements in fixed interest rate markets on the value of liabilities to policyholders.

     Net insurance claims and movement in liabilities to policyholders in Hong Kong increased by 31 per cent, predominantly in the life insurance business, in which reserves for liabilities to policyholders rose with business growth, together with the rising value of investments. Growth in the underwriting of accident and health business resulted in higher non-life insurance claims reserves.

     Net insurance claims and movement in liabilities to policyholders in North America rose by 12 per cent to US$259 million, mainly reflecting an increase in reserves for new life insurance business underwritten in 2006.

     In Latin America, higher sales of life and pension fund products led to an increase in net insurance claims incurred and movement in liabilities to policyholders of 24 per cent to US$1,023 million. Lower movements in the non-life insurance liabilities were due to the sale of the non-life insurance business, HSBC Seguros, in Brazil during the latter half of 2005.

Loan impairment charges and other credit risk provisions

	Year ended 31 December

	2007		2006		2005

	US$m	%	US$m	%	US$m	%
By geographical region
Europe	2,542	14.8	2,155	20.4	1,929	24.7
Hong Kong	231	1.3	172	1.6	146	1.9
Rest of Asia-Pacific	616	3.6	512	4.8	134	1.7
North America	12,156	70.5	6,796	64.3	4,916	63.0
Latin America	1,697	9.8	938	8.9	676	8.7

Total loan impairment charges and other credit risk provisions	17,242	100.0	10,573	100.0	7,801	100.0

As a percentage of net operating income before loan impairment charges and other credit risk provisions		21.8		16.2		13.5
Impairment charges on loans and advances to customers as a percentage of gross average loans and advances to customers		2.1		1.4		1.2

	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m
Loan impairment charges
New allowances net of allowance releases	18,182	11,326	8,354
Recoveries of amounts previously written off	(1,005)	(779)	(494)

	17,177	10,547	7,860
Individually assessed allowances	796	458	518
Collectively assessed allowances	16,381	10,089	7,342
Other credit risk provisions	65	26	(59)

Total loan impairment charges and other credit risk provisions	17,242	10,573	7,801

Customer impaired loans	18,304	13,785	11,446
Customer loan impairment allowances	19,205	13,578	11,357

Year ended 31 December 2007 compared with year ended 31 December 2006

Loan impairment charges and other credit risk provisions were US$17.2 billion, a 63 per cent increase over 2006. The analysis that follows is on an underlying basis.

     Loan impairment charges increased by 58 per cent, reflecting:

•	substantially higher losses in the US consumer finance loan book, primarily in mortgage lending but also in the credit cards portfolio in the final part of the year. Delinquency rates increased during the year as falling house prices

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Loan impairment charges

constrained customers’ ability to refinance their loans and led to deterioration in credit markets;

•	an underlying 7 per cent increase in lending to customers (excluding lending to the financial sector and settlement accounts); and

•	a sharp increase in loan impairment charges in Mexico, primarily due to portfolio growth, seasoning, and higher delinquency rates on credit cards; offset by

•	a continued benign environment for commercial and corporate credit in all regions.

     In Europe, loan impairment charges rose by 10 per cent to US$2.5 billion. Overall credit quality remained broadly stable. In the UK, loan impairment charges rose, primarily in consumer finance lending outside HSBC Bank; within HSBC Bank, steps taken in 2006 to tighten underwriting standards led to an improvement in loan impairment trends. Corporate loan impairment charges remained low in absolute terms although they were 23 per cent higher than the level incurred in 2006. In the UK, increased loan impairment charges principally reflected allowances on two large corporate accounts and the ongoing effect of IVAs on the micro business segment.

     Loan impairment charges in Hong Kong continued at a low level and in line with 2006 at US$231 million, despite strong balance sheet growth. This reflected good credit quality and robust economic conditions.

     In Rest of Asia-Pacific, loan impairment charges rose by 17 per cent to US$616 million. Loan impairment charges were significantly lower in Taiwan due to the non-recurrence of impairment charges in 2006 which resulted from regulatory intervention in the card market and the imposition of a government debt negotiation scheme. In Indonesia, performance improved on 2006 when loan impairment charges were affected by the introduction of minimum repayment terms. These factors were offset by an increase in corporate loan impairment charges in several countries, higher loan impairment charges in India due to balance sheet growth and higher loss rates on credit cards, and a deterioration in the Malaysian mortgage portfolio due to rising interest rates.

     In North America, loan impairment charges posted a steep rise, increasing by 79 per cent to US$12.2 billion. The main factor driving this deterioration was the impact of the weaker housing market on both economic activity and the ability of borrowers to extend or refinance debt. In addition, seasoning and mix change within the credit cards portfolio, and increases in bankruptcy filings after the exceptionally low levels seen in 2006 following changes in legislation, added to loan impairment charges.

     The real estate secured portfolios experienced continuing deterioration in credit quality as a lack of demand for securitised sub-prime mortgages and falls in house prices severely restricted refinancing options for many customers. In the mortgage services business, loan impairment charges rose by 41 per cent to US$3.1 billion while, in consumer lending, loan impairment charges rose by 139 per cent to US$4.1 billion. Delinquency rates exceeded recent historical trends, particularly for those loans originated in 2005 and 2006. Performance was weakest in housing markets which had previously experienced the steepest home price appreciation and in respect of second lien products and stated income products.

     US card services experienced a rise in loan impairment charges from a combination of growth in balances, higher losses in the final part of the year as the economy slowed, a rise in bankruptcy rates approaching historical levels, and a shift in portfolio mix to higher levels of non-prime loans. Further details are provided on page 220.

     In Latin America, loan impairment charges rose sharply, by 53 per cent to US$1.7 billion, driven by portfolio growth, normal seasoning and higher delinquency rates on credit cards. Loan impairment charges for small and medium-sized businesses lending in Mexico also increased. Partly offsetting these was an improvement in personal and commercial delinquency rates in Brazil.

     For the Group as a whole, the aggregate outstanding customer loan impairment allowances at 31 December 2007 of US$19.2 billion represented 2.0 per cent of gross customer advances (net of reverse repos and settlement accounts), compared with 1.6 per cent at year-end 2006. Impaired loans to customers were US$18.3 billion at 31 December 2007 compared with US$13.8 billion at 31 December 2006. On a constant currency basis, impaired loans to customers were 28 per cent higher than in 2006 compared with customer lending growth (excluding loans to the financial sector and settlement accounts) of 7 per cent .

Back to Contents

Year ended 31 December 2006 compared with year ended 31 December 2005

The charge for loan impairments and other credit risk provisions was US$10.6 billion, a 36 per cent increase over that reported in 2005. The analysis that follows is on an underlying basis.

Charges increased by 30 per cent, reflecting:

•	increased loss experience in the US mortgage services business, particularly in second lien, portions of first lien and ARMs acquired from correspondent brokers and banks in 2005 and in the first half of 2006;

•	10 per cent underlying lending growth (excluding lending to the financial sector and settlement accounts), notably in the UK, the US, Mexico, Brazil and Asia;

•	the continuing effect in the UK of consumer recourse to formal debt mitigation arrangements;

•	credit deterioration, principally in the first half of 2006, in unsecured personal and credit card lending in Taiwan and Indonesia; offset by

•	the non-recurrence of a surge in bankruptcy filings in the US in the fourth quarter of 2005 and the effect of hurricane Katrina; and

•	a continued benign commercial and corporate credit environment.

     In Europe, net loan impairment charges rose by 10 per cent to US$2.2 billion. In the UK, net charges rose by a modest 4 per cent as growth in the personal customer impairment charge, which was broadly in line with lending growth, was partially offset by favourable movements on the impairment charge for commercial loans in a robust corporate credit environment. The personal sector continued to experience higher levels of IVA and bankruptcy filings, following an easing of bankruptcy regulations in 2004, growth in consumer indebtedness and a rise in unemployment. This was mitigated by action taken on underwriting and collections. In France, the non-recurrence of several significant recoveries in 2005 resulted in an increase in net loan impairment charges in 2006.

     Loan impairment charges in Hong Kong remained low at US$172 million, underpinned by robust personal and commercial credit quality in a strong economy with low unemployment.

     In Rest of Asia-Pacific, loan impairment charges rose sharply to US$512 million. Taiwan and Indonesia experienced credit deterioration during 2006, although the problem peaked in the first half of the year. Taiwan was affected by the imposition of a mandatory government debt renegotiation scheme which allowed customers to extend and heavily discount repayment terms, leading to market-wide credit losses. Indonesia was also affected by regulations, specifically with respect to minimum re-payment terms which compounded higher impairments brought about by a reduction in fuel subsidies. Elsewhere in Rest of Asia-Pacific, credit quality was stable.

     In North America, the net loan impairment charge increased significantly, by 32 per cent to US$6.8 billion, largely in the second half of 2006, driven by the credit deterioration in US sub-prime mortgages described in the first bullet point above. The effects of the decline in US house price inflation and rising interest rates during 2006 were accentuated by the increased percentage of second lien loan originations to total loans originated in 2005 and the first half of 2006, and the underwriting of stated income (low documentation) products. The US net loan impairment charges increased by 37 per cent after taking into account the most recent trends in delinquency and loss severity, projecting the probable impact of re-pricing ARMs, and incorporating the effect of re-pricing on second lien loans. Further details are provided on page 217. Credit delinquency in other parts of the mortgage portfolio and in other US businesses rose modestly, driven by unusually low levels at the end of 2005, and growing loan maturity in 2006. Partially offsetting the effects of credit deterioration were a decline in bankruptcy filings following the surge at the end of 2005, relatively low unemployment and a fall in exposure estimated to result from hurricane Katrina.

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

     The aggregate outstanding customer loan impairment allowances at 31 December 2006 of US$13.6 billion represented 1.6 per cent of gross customer advances (net of reverse repos and

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Operating expenses

settlement accounts), compared with 1.5 per cent at the same time in 2005.

     Impaired loans to customers were US$13.8 billion at 31 December 2006 compared with US$11.4 billion at 31 December 2005. On a constant currency basis, impaired loans were 14 per cent higher than in 2005 compared with lending growth (excluding loans to the financial sector and settlement accounts) of 10 per cent.

Operating expenses

	Year ended 31 December

	2007		2006		2005
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	16,525	40.3	13,871	39.6	12,639	41.4
Hong Kong	3,780	9.2	3,269	9.3	2,867	9.4
Rest of Asia-Pacific	4,764	11.6	3,548	10.1	2,762	9.1
North America	10,556	25.7	10,193	29.1	8,758	28.8
Latin America	5,402	13.2	4,166	11.9	3,426	11.3

	41,027	100.0	35,047	100.0	30,452	100.0

Intra-HSBC elimination	(1,985)		(1,494)		(938)

Total operating expenses	39,042		33,553		29,514

	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m
By expense category
Employee compensation and benefits[1]	21,334	18,500	16,145
Premises and equipment (excluding depreciation and impairment)	3,966	3,389	2,977
General and administrative expenses	11,328	9,434	8,206

Administrative expenses	36,628	31,323	27,328
Depreciation and impairment of property, plant and equipment	1,714	1,514	1,632
Amortisation and impairment of intangible assets	700	716	554

Total operating expenses	39,042	33,553	29,514

	At 31 December

	2007	2006	2005
Staff numbers (full-time equivalent)
Europe	82,166	78,311	77,755
Hong Kong	27,655	27,586	25,931
Rest of Asia-Pacific	88,573	72,265	55,577
North America	52,722	55,642	53,608
Latin America[2]	64,404	64,900	55,600

Total staff numbers	315,520	298,704	268,471

1	A charge of US$135 million was realised in 2006 arising from the waiver of the TSR-related perf ormance condition in respect of the 2003 awards under the HSBC Holdings Group Share Option Plan (‘the Plan’). As explained in the Annual Report and Accounts 2005 , in light of the impressive and sustained performance and shareholder returns over the three years covered by the 2003 awards, the Group Remuneration Committee exercised its discretion, as permitted within the Plan, to waive the TSR performance condition. Under IFRSs, this is treated as a modification which requires an additional accounting charge: this is a non-cash item.

2	Comparative information for 2006 has been restated to bring numbers for Latin America into line with the criteria for the recognition of full-time equivalent staff used in 2007.

Year ended 31 December 2007 compared with year ended 31 December 2006

Operating expenses increased by US$5.5 billion to US$39.0 billion. On an underlying basis, cost growth was 10 per cent, the main drivers being:

•	Costs rose in Europe, mainly driven by staff costs in the UK and France and non-staff costs in the UK. The increase in staff costs was driven by a mixture of higher staff benefits and higher headcount in the region. A change in actuarial assumptions regarding the employees’ defined contribution pension scheme in the UK also contributed to the increase. General and administrative expenses were driven by ex gratia payments expensed in respect of overdraft fees applied in previous years and a provision for reimbursement of certain charges on historic will trusts and other rela ted services, both in the UK.

Back to Contents
•	Staff costs in Asia rose as additional staff numbers were deployed in support of business expansion. Increased salaries reflected the buoyant economic conditions in the region and higher performance pay.

•	In North America, costs increased marginally. Origination activities were curtailed or closed in certain segments of consumer finance. The resultant restructuring costs totalled US$103 million. In Global Banking and Markets, there was lower performance pay partly offset by exit costs on the closure of the mortgage-backed trading business.

•	In meeting its commitment to expand operations in fast growing economies, the Group incurred investment expenditure across Asia and Latin America. In the Rest of Asia-Pacific region, costs increased, mainly in the Middle East, India and mainland China, as the branch network was extended. New initiatives were implemented to expand the Group’s consumer finance, HSBC Direct and cards businesses. Similarly, in Latin America costs increased from the expansion of the distribution platform, supported by incremental marketing expenditure which delivered higher transactional volumes with related revenues and costs.

     In Europe, costs increased by 10 per cent, compared with an equivalent growth in net operating income before loan impairment charges. In the UK, a change in actuarial assumptions regarding the staff defined benefit pension scheme led to increased costs. Ex gratia payments were expensed in respect of overdraft fees applied in previous years and a provision for reimbursement of certain charges on historic will trusts and other related services was raised. Costs also increased on investments in technology, investing in straight-through processing and branch refurbishment. Costs rose in payments and cash management on higher transaction volumes. Operational costs rose in Global Markets, particularly structured derivatives, where the French business invested to support revenue growth. In France, the IT systems inherited with the acquisition of HSBC France were successfully replaced with HSBC’s universal banking platform. In Turkey, investment in physical and technical infrastructure and additional headcount in support of business growth also contributed to increased costs.

     In Hong Kong, operating expenses increased by 16 per cent, compared with growth of 32 per cent in net operating income before loan impairment charges. Staff costs increased by 23 per cent on wage inflation and the recruitment of additional staff to support business expansion, mainly in Commercial Banking and Global Banking and Markets. Performance-related bonuses increased in response to revenue growth. Increased marketing and IT costs reflected business growth and the launch of new initiatives. As commercial rents rose in Hong Kong’s dynamic economy, property rental costs increased, the effect magnified by a sale and leaseback agreement on a headquarters building in 2006.

     Operating costs increased by 28 per cent in Rest of Asia-Pacific in line with the increase in net operating income before loan impairment charges. Business expansion continued throughout the region. Staff costs in India, mainland China and the Middle East rose on increases in headcount and performance-related bonuses due to higher revenue generation. Business expansion initiatives were taken in mainland China where an additional 27 new branches or sub-branches were opened. In India, branch network, consumer finance and credit card business were expanded. Marketing, technology and infrastructure costs were incurred in support of business expansion.

     In North America, operating expenses increased by 3 per cent, compared with growth in net operating income before loan impairment charges of 5 per cent. The retail bank branch network was extended both within and beyond the Group’s traditional spheres of operation to support the expansion of retail and Commercial Banking businesses. Premises and equipment expenses rose as a consequence. The business incurred US$70 million of one-off costs arising from the indemnification agreement with Visa ahead of Visa’s planned IPO. Communication expenses increased due to higher mailing volumes on cards and consumer lending. In the third quarter, expenditure on card marketing declined in line with a decision to slow lending growth in these portfolios. The consumer finance business incurred restructuring charges resulting from the discontinuation of the wholesale and correspondent channels in mortgage services and the closing of branch offices in consumer lending. There were corresponding benefits in origination costs. In Canada operating expenses rose due to the strategic growth of the bank branch network. Staff numbers and marketing costs increased as new branches were opened and new products were launched. The Canadian consumer finance business was also restructured in a similar fashion to the US.

     Continuing investment and business expansion in Latin America resulted in an increase in costs of 15 per cent, compared with growth in net operating income before loan impairment charges of 20 per

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Operating expenses / Share of profit in associates and joint ventures cent. Staff costs rose, mainly on higher salaries and bonuses in the region and one-off costs incurred to improve operational efficiencies in Brazil. These were partially offset by a curtailment and settlement gain from staff transferring from the bank’s defined benefit healthcare scheme to a new defined contribution scheme in Mexico. Increases in non-staff costs included higher marketing expenditure, costs relating to growth in credit card operations, higher telecommunication costs and transactional taxes. Four additional months of Banca Nazionale also increased total costs.

Year ended 31 December 2006 compared with year ended 31 December 2005

Operating expenses of US$33.6 billion were US$4.0 billion, or 14 per cent, higher than in 2005, and 11 per cent higher on an underlying basis.

     The commentary that follows is on an underlying basis.

     The main drivers of cost growth were as follows:

•	various business expansion initiatives were undertaken during the year. The retail banking operation in the US was enhanced in the form of new branches and improved geographical coverage of Commercial Banking. In the UK, major work was undertaken to refurbish the branch network, improve and increase the number of self-service machines and extend opening hours in certain branches. Across the Rest of the Asia-Pacific region, the branch network expanded, the rollout of the consumer finance business continued, and Commercial Banking’s operations were further developed. In Latin America, improvements were made to HSBC’s operations in Mexico through the continued expansion of the branch and ATM network;

•	the higher costs incurred in Global Banking and Markets reflected the first full year effect of investments made in 2005, together with volume-driven growth in transactional banking and securities services activities and performance-related pay, which rose as revenues grew. The cost efficiency ratio of Global Banking and Markets improved by 40 basis points as net operating income before loan impairment charges grew faster than costs; and

•	HSBC’s expenditure on marketing continued in order to increase brand awareness, grow market share in key products and support the launch of new products. Notable successes included the online savings product in the US, strong growth in credit card acquisition across the Group, and an innovative new online mortgage product offered in Mexico.

The following points are also of note.

     In Europe , the cost growth of 9 per cent was concentrated in Personal Financial Services and Global Banking and Markets. In Personal Financial Services, business expansion across the region drove the expenditure. In the UK, costs rose as the branch network refurbishment programme proceeded, additional staff were recruited to support longer opening hours in certain branches and IT costs increased. In France and Turkey, costs rose from the recruitment of additional sales staff and higher marketing expenditure. Costs in Global Banking and Markets increased, reflecting higher performance-related staff costs and the full year effect of the investment in 2005 in the business, especially in structured derivatives and Global Transaction Banking, where significant revenue growth was seen. These cost increases were partly offset by a reduction in Commercial Banking expenses following the sale of vehicle finance fleet management activities in the UK.

     In Hong Kong , the increase in operating expenses of 14 per cent was mainly due to higher staff and marketing costs. Additional staff recruited to support longer opening hours in the branch network and the expansion of Commercial Banking, and an increase in revenue-driven performance-related awards drove staff costs higher. Marketing expenditure incurred on advertising and promotional activities rose in support of credit card and investment fund products in Personal Financial Services and the launch of Commercial Banking’s global campaign. The full year effect of the enhancement in the second half of 2005 of Global Banking and Markets’ business contributed further to the cost growth.

     The 27 per cent rise in operating expenses in the Rest of Asia-Pacific region was primarily incurred in supporting retail business expansion. Staff costs rose from increased recruitment to support new business initiatives and incentive payments grew in response to improved revenues. Marketing expenses rose as advertising and promotional activity aimed at enlarging HSBC’s market share in cards, mortgages and other unsecured lending grew, and Commercial Banking marketing activity across several countries increased. In Global Banking and Markets, cost growth reflected higher revenue-driven performance-related costs and increased expenditure in Global

Back to Contents

Transaction Banking necessitated by business volumes.

     In North America, costs rose by 13 per cent in 2006. In the US, the increase accompanied the expansion of both the core banking network (by 25 branches) and the geographical presence of Commercial Banking, and arose from incremental costs incurred in support of revenue growth in the consumer finance business. Marketing expenditure also rose, in line with increased levels of activity in the cards businesses in the US, continued promotion of the online savings product and airport branding initiatives. Cost growth in Canada followed higher revenues. The first full year effect of the expansion of various Global Banking and Markets businesses that commenced last year, together with higher performance-linked pay contributed further to the expense growth.

     In Latin America, operating expenses rose by 12 per cent. Staff costs grew as additional staff were recruited to support business expansion and pay rises were agreed with the unions. Marketing expenditure was higher as a consequence of advertising campaigns run by Personal Financial Services and Commercial Banking. The continued expansion of the branch network and ATM infrastructure in Mexico, in conjunction with construction of the new headquarters, also contributed to the overall cost growth in the region. Costs rose in Global Banking and Markets in line with higher transactional volumes, increased headcount and union-agreed pay rises.

Cost efficiency ratios

	Year ended 31 December

	2007	2006	2005
	%	%	%

HSBC	49.4	51.3	51.2
Personal Financial Services	50.3	49.7	48.7
Europe	64.8	59.2	58.2
Hong Kong	27.2	32.2	33.3
Rest of Asia-Pacific	73.9	71.1	72.3
North America	42.3	42.3	40.8
Latin America	61.3	65.6	64.4

Commercial Banking	44.8	43.7	45.5
Europe	49.3	46.7	49.9
Hong Kong	24.9	26.1	27.2
Rest of Asia-Pacific	42.9	42.5	43.8
North America	45.1	44.9	43.1
Latin America	54.3	55.9	58.2

Share of profit in associates and joint ventures

	Year ended 31 December

	2007		2006		2005
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	95	6.3	(72)	(8.4)	120	18.6
Hong Kong	28	1.9	19	2.2	23	3.6
Rest of Asia-Pacific	1,348	89.7	865	102.2	453	70.3
North America	20	1.3	30	3.5	48	7.5
Latin America	12	0.8	4	0.5	–	–

Share of profit in associates and joint ventures	1,503	100.0	846	100.0	644	100.0

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Share of profit in associates and joint ventures / Asset deployment

	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m

Bank of Communications	445	259	175
Ping An Insurance	518	245	17
Industrial Bank	128	71	46
The Saudi British Bank	216	258	187
Other	159	(10)	121

Share of profit in:
– associates	1,466	823	546
– joint ventures	37	23	98

Share of profit in associates and joint ventures	1,503	846	644

Year ended 31 December 2007 compared with year ended 31 December 2006

Share of profit in associates and joint ventures of US$1.5 billion was 78 per cent higher than in 2006, on both reported and underlying bases. The commentary that follows is on an underlying basis.

     In Europe, increased profit resulted from a US$73 million adjustment to the embedded value of HSBC Assurances, an associate in France, prior to the acquisition of its remaining share capital, following which it was accounted for as a subsidiary.

     Profit from associates and joint ventures in the Rest of Asia-Pacific region increased by 51 per cent, mainly due to increased contributions from HSBC’s strategic investments in mainland China. Profit from Bank of Communications, Ping An Insurance and Industrial Bank improved significantly, driven largely by a thriving local economy.

•	HSBC’s share of profit from Ping An Insurance rose by 101 per cent to US$518 million as a result of robust growth, notably from life insurance products and the realisation of synergistic gains across Ping An Insurance’s other business offerings.

•	Profit from the Bank of Communications rose by 64 per cent to US$445 million as a result of improved performance across the associate’s various product offerings. Increased income from credit and treasury products and significant growth in fee income contributed to the increase in profits.

•	HSBC’s share of profits from The Saudi British Bank decreased by 22 per cent to US$216 million. This was largely driven by the effects of a significant correction to the local stock market in the second half of 2006.

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

Back to Contents
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

The share of profits from The Saudi British Bank grew by 21 per cent reflecting a strong performance in all core businesses.

Asset deployment

	At 31 December

	2007		2006
	US$m	%	US$m	%

Loans and advances to customers	981,548	41.7	868,133	46.6
Loans and advances to banks	237,366	10.1	185,205	10.0
Trading assets	445,968	18.9	328,147	17.6
Financial investments	283,000	12.0	204,806	11.0
Derivatives	187,854	8.0	103,702	5.6
Goodwill and intangible assets	39,689	1.7	37,335	2.0
Other	178,841	7.6	133,430	7.2

	2,354,266	100.0	1,860,758	100.0

Loans and advances to customers include:
–reverse repos	44,898		18,755
–settlement accounts	2,367		3,254
Loans and advances to banks include:
–reverse repos	59,141		45,019
–settlement accounts	2,222		2,028

Year ended 31 December 2007 compared with year ended 31 December 2006

HSBC’s total assets at 31 December 2007 were US$2,354 billion, an increase of US$494 billion or 27 per cent since 31 December 2006. Over 75 per cent of the increase came from Global Banking and Markets, with the largest contributions from trading assets and derivatives following the strategic decision to expand the collateralised lending, equities and structured derivatives businesses in Europe.

     Acquisitions added US$23 billion to total assets. On an underlying basis, total assets grew by 21 per cent.

     The commentary that follows is on an underlying basis.

     At 31 December 2007, HSBC’s balance sheet was highly liquid. The proportion of assets deployed in loans and advances to customers declined to 42 per cent, while trading assets increased by 32 per cent to US$446 billion, representing 19 per cent of total assets. The increase in trading assets is discussed below.

     Customer advances rose by 9 per cent, due to strong growth in corporate and commercial lending. The largest contribution came from Europe with strong growth in the UK and France.

     Growth in residential mortgage lending was subdued, reflecting the decision to slow lending in the US in the light of a deterioration in credit conditions in the personal sector.

Trading assets, financial investments and derivatives

Trading assets principally consist of debt and equity instruments acquired for the purpose of market making or to benefit from short-term price movements. Securities classified as held for trading are carried in the balance sheet at fair value, with movements in fair value recognised in the income statement.

Trading assets of US$446 billion at 31 December 2007 were 32 per cent higher than at 31 December 2006. This increase was mainly due to the growth of the collateralised lending business in Europe. Holdings in debt securities rose as a result of higher trading activity, growth in the structured notes business and increased holdings of shorter maturity assets in the UK. The increase in equity securities resulted from an expansion in the equity swaps business in London, particularly with Asian products, and the growth in trading activity and structured derivatives transactions in France.

     Financial investments include debt and equity instruments that are classified as available for sale or,

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

FUM / Assets held under custody / Economic profit

to a small extent, held to maturity. The available for sale investments essentially represent a core element of the Group’s liquidity and may be disposed of either to manage that liquidity or in response to investment opportunities arising from favourable movements in economic indicators, such as interest rates, foreign exchange rates and equity prices. They are carried at fair value with unrealised gains and losses from movements thereon reported in equity until disposal. On disposal the accumulated unrealised gain or loss is recognised through the income statement and reported as ‘Gains less losses from financial investments’.

     Financial investments were 29 per cent higher than reported at 31 December 2006, excluding the effect of acquisitions, chiefly HSBC Assurances. This was mainly due to the decision to consolidate Cullinan Finance Ltd (‘Cullinan’) and Asscher Finance Ltd (‘Asscher’), two structured investment vehicles managed by HSBC. The continued growth of HSBC’s operations in emerging markets also led to increased holdings of debt securities as surplus funds were invested and more assets were needed to meet regulatory requirements. Net unrealised gains in the valuation of equities amounted to US$4.2 billion.

Derivatives are financial instruments that derive their value from the price of an underlying item. HSBC transacts derivatives for three primary purposes: to create risk management solutions for clients, for proprietary trading purposes, and to manage and hedge HSBC’s own risks.

     Derivative assets rose by 73 per cent, due to increases in interest rate swap balances, primarily in the UK and France. Credit derivative assets increased, particularly in the US in the first half of the year, followed by a significant slowdown in client trading in the second half of the year due to the deterioration in credit markets. Foreign exchange derivative balances increased, driven by heightened volatility in major currencies, particularly the US dollar.

Funds under management
	2007	2006
	US$bn	US$bn
Funds under management
At 1 January	695	561
Net new money	36	44
Value change	53	57
Exchange and other	60	33

At 31 December	844	695

	Year ended 31 December

	2007	2006
	US$bn	US$bn
Funds under management by business
HSBC Global Asset Management	380	328
Private Banking	275	232
Affiliates	3	2
Other	186	133

	844	695

Funds under management at 31 December 2007 were US$844 billion, an increase of US$149 billion, or 21 per cent, compared with 31 December 2006. Both HSBC Global Asset Management and Private Banking delivered good investment performance and continued to attract new funds with net new money of US$36 billion.

     HSBC Global Asset Management funds reached US$380 billion, a rise of 16 per cent compared with 2006. This was attributable to US$12 billion of net new money, strong investment performance and favourable foreign exchange movements. Emerging markets contributed significantly to overall growth, with funds reaching US$93 billion, placing HSBC Global Asset Management as one of the world’s largest emerging market asset managers.

     Private Banking’s funds increased by 19 per cent to US$275 billion, driven by client acquisition, partly due to greater brand awareness and an enhanced product range, strong investment performance and foreign exchange movements.

     Client assets, which provide an indicator of overall Private Banking volumes and include funds under management, grew by 26 per cent, reaching US$421 billion.

     Other funds under management, of which the main element is a corporate trust business in Asia, increased by 40 per cent to US$186 billion, driven by increases in the property trust business .

Assets held in custody and under administration

At 31 December 2007, assets held by HSBC as custodian amounted to US$6,094 billion, 33 per cent higher than the US$4,572 billion held at 31 December 2006. At constant exchange rates, growth was 30 per cent.

     Complementing this was HSBC’s assets under administration business. At 31 December 2007, the value of assets held under administration by the Group amounted to US$1,422 billion, 24 per cent higher than the US$1,150 billion held at 31 December 2006. At constant exchange rates, growth was 19 per cent.

Back to Contents

Economic profit

HSBC’s internal performance measures include economic profit, a calculation which compares the return on financial capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices its cost of capital internally and the difference between that cost and profit attributable to ordinary shareholders of the parent company, represents the amount of economic profit generated. Economic profit is used by management as a means of deciding where to allocate resources so that they will be most productive.

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

     Economic profit increased by US$1.4 billion, or 27 per cent compared with 2006. This increase compared favourably with the decrease recorded in 2006. Growth in Asia was partially offset by loan impairment charges, mainly in the US business. This led to a geographical realignment of profitability which had a positive effect on economic profit as, in general, Asia has lower tax rates than the US. Economic profit was also affected by significant fair value movements on HSBC’s own debt as a result of widening credit spreads and related derivatives. This resulted in a higher return on average invested capital and, in consequence, economic spread, which increased by 0.4 percentage points compared with 2006.

	Year ended 31 December

	2007			2006

	US$m	%	[1]	US$m	%	[1]

Average total shareholders’ equity	120,346			100,860
Adjusted by:
Goodwill previously amortised or written off	8,172			8,172
Property revaluation reserves	(898)			(1,062)
Reserves representing unrealised (gains)/losses on effective cash flow hedges	425			(126)
Reserves representing unrealised gains on available-for-sale securities	(1,918)			(1,156)
Preference shares	(1,405)			(1,405)

Average invested capital[2]	124,722			105,283

Return on invested capital[3]	19,043	15.3		15,699	14.9
Benchmark cost of capital	(12,472)	(10.0)		(10,528)	(10.0)

Economic profit/spread	6,571	5.3		5,171	4.9

1	Expressed as a percentage of average invested capital.
2	Average invested capital is measured as average total shareholders’ equity after:
	–	adding back the average balance of goodwill impaired or amortised pre-transition to IFRSs or subsequently written-off, directly to reserves;
	–	deducting the average balance of HSBC’s revaluation surplus relating to property held for own use. This reserve was generated when determining the deemed carrying cost of such properties on transition to IFRSs and will run down over time as the properties are sold;
	–	deducting average preference shares issued by HSBC Holdings, and;
	–	deducting average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities.
3	Return on invested capital is based on the profit attributable to ordinary shareholders of the parent company.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Average balance sheet

Other financial information

Average balance sheet and net interest income

Average balances and related interest are shown for the domestic operations of HSBC’s principal commercial banks by geographic region. ‘Other operations’ comprise the operations of the principal commercial banking and consumer finance entities outside their domestic markets and all other banking operations, including investment banking balances and transactions.

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

     Net interest margin numbers are calculated by dividing net interest income as reported in the income statement by the average interest-earning assets from which interest income is reported within the ‘Net interest income’ line of the income statement. Interest income and interest expense arising from trading assets and liabilities and the funding thereof is included within ‘Net trading income’ in the income statement.

Assets

		Year ended 31 December

		2007			2006			2005

		Average	Interest		Average	Interest		Average	Interest
		balance	income	Yield	balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Summary
Total interest-earning assets (itemised below)		1,296,701	92,359	7.12	1,113,404	75,879	6.82	999,421	60,094	6.01
Trading assets[1]		374,973	17,562	4.68	288,605	12,445	4.31	292,404	7,232	2.47
Financial assets designated at fair value[2]		14,899	813	5.46	7,681	290	3.78	15,247	405	2.66
Impairment provisions		(15,309)			(11,864)			(12,469)
Non-interest-earning assets		440,686			291,741			207,337

Total assets and interest income		2,111,950	110,734	5.24	1,689,567	88,614	5.24	1,501,940	67,731	4.51

Short-term funds and loans and advances to banks
Europe	HSBC Bank	49,910	2,592	5.19	33,856	1,536	4.54	21,875	774	3.54
	HSBC Private Banking Holdings (Suisse)	5,295	229	4.32	4,956	190	3.83	3,606	113	3.13
	HSBC France	31,591	1,294	4.10	20,197	690	3.42	16,829	387	2.30
Hong Kong	Hang Seng Bank	13,054	609	4.67	10,360	483	4.66	8,061	288	3.57
	The Hongkong and Shanghai Banking Corporation	50,210	2,352	4.68	38,802	1,645	4.24	36,904	1,058	2.87
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	19,286	810	4.20	13,388	520	3.88	11,667	351	3.01
	HSBC Bank Malaysia	2,861	103	3.60	2,492	87	3.49	1,767	49	2.77
	HSBC Bank Middle East .	6,328	324	5.12	4,279	208	4.86	3,262	111	3.40
North America	HSBC Bank USA	9,393	477	5.08	8,422	465	5.52	3,579	151	4.22
	HSBC Bank Canada	3,810	174	4.57	3,167	138	4.36	2,115	62	2.93
Latin America	HSBC Mexico	3,555	239	6.72	3,395	227	6.69	2,994	228	7.62
	Brazilian operations[3]	5,790	645	11.14	4,129	572	13.85	3,305	565	17.10
	HSBC Bank Panama	897	33	3.68	130	9	6.92	69	3	4.35
	HSBC Bank Argentina	304	16	5.26	196	8	4.08	264	7	2.65
Other operations		19,087	898	4.70	16,686	618	3.70	14,954	453	3.03

		221,371	10,795	4.88	164,455	7,396	4.50	131,251	4,600	3.50

For footnotes, see page 173.

Back to Contents
Assets (continued)
		Year ended 31 December

		2007			2006			2005

		Average	Interest		Average	Interest		Average	Interest
		balance	income	Yield	balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Loans and advances to customers
Europe	HSBC Bank	237,231	18,078	7.62	226,528	14,166	6.25	203,568	12,223	6.00
	HSBC Private Banking Holdings (Suisse)	9,805	507	5.17	7,134	338	4.74	5,795	211	3.64
	HSBC France	68,027	3,219	4.73	52,990	2,463	4.65	41,977	1,710	4.07
	HSBC Finance	5,492	611	11.13	5,932	671	11.31	9,951	1,086	10.91
Hong Kong	Hang Seng Bank	37,827	2,120	5.60	34,416	1,952	5.67	32,893	1,323	4.02
	The Hongkong and Shanghai Banking Corporation	48,134	2,901	6.03	47,292	2,843	6.01	43,971	2,061	4.69
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	59,286	4,321	7.29	52,159	3,449	6.61	46,652	2,659	5.70
	HSBC Bank Malaysia	7,467	507	6.79	6,292	430	6.83	5,380	325	6.04
	HSBC Bank Middle East	15,125	1,200	7.93	12,757	957	7.50	10,038	635	6.33
North America	HSBC Bank USA	90,091	6,585	7.31	88,563	6,141	6.93	86,800	5,594	6.44
	HSBC Finance	153,658	18,086	11.77	147,336	17,061	11.58	118,215	13,307	11.26
	HSBC Bank Canada	43,570	2,598	5.96	35,055	2,037	5.81	28,491	1,439	5.05
Latin America	HSBC Mexico	16,469	2,187	13.28	13,193	1,532	11.61	9,983	1,210	12.12
	Brazilian operations[3]	13,569	3,895	28.71	9,461	3,244	34.29	7,447	2,647	35.54
	HSBC Bank Panama	8,113	778	9.59	1,189	92	7.74	990	67	6.77
	HSBC Bank Argentina	1,667	241	14.46	838	107	12.77	914	122	13.35
Other operations		21,318	1,790	8.40	19,795	1,528	7.72	26,213	1,285	4.90

		836,849	69,624	8.32	760,930	59,011	7.76	679,278	47,904	7.05

Financial investments
Europe	HSBC Bank	45,885	2,431	5.30	42,726	1,977	4.63	35,787	1,297	3.62
	HSBC Private Banking Holdings (Suisse)	10,372	511	4.93	8,729	391	4.48	8,725	342	3.92
	HSBC France	10,357	511	4.93	2,545	95	3.73	4,482	143	3.19
Hong Kong	Hang Seng Bank	30,791	1,550	5.03	27,288	1,224	4.49	23,445	815	3.48
	The Hongkong and Shanghai Banking Corporation	20,717	1,017	4.91	20,362	911	4.47	29,508	924	3.13
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	23,739	1,065	4.49	17,179	737	4.29	15,100	592	3.92
	HSBC Bank Malaysia	1,515	56	3.70	954	36	3.77	1,182	41	3.47
	HSBC Bank Middle East	3,654	174	4.76	1,387	72	5.19	1,311	44	3.36
North America	HSBC Bank USA	23,373	1,189	5.09	22,214	1,109	4.99	19,262	864	4.49
	HSBC Finance	4,072	229	5.62	3,724	200	5.37	3,945	221	5.60
	HSBC Bank Canada	6,068	258	4.25	4,351	174	4.00	3,951	116	2.94
Latin America	HSBC Mexico	3,327	319	9.59	4,049	427	10.55	4,995	583	11.67
	Brazilian operations[3]	5,596	672	12.01	3,862	501	12.97	2,328	324	13.92
	HSBC Bank Panama	709	58	8.18	429	21	4.90	92	5	5.43
	HSBC Bank Argentina	563	68	12.08	311	38	12.22	218	23	10.55
Other operations		27,252	1,407	5.16	24,742	1,191	4.81	17,677	876	4.96

		217,990	11,515	5.28	184,852	9,104	4.93	172,008	7,210	4.19

For footnotes, see page 173.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Average balance sheet

Assets (continued)
		Year ended 31 December

		2007			2006			2005

		Average	Interest		Average	Interest		Average	Interest
		balance	income	Yield	balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Other interest-earning assets
Europe	HSBC Bank	11,170	652	5.84	9,938	652	6.56	14,748	543	3.68
	HSBC Private Banking Holdings (Suisse)	16,360	882	5.39	14,558	732	5.03	11,831	416	3.52
	HSBC France	12,158	419	3.45	6,434	173	2.69	9,811	442	4.51
Hong Kong	Hang Seng Bank	832	42	5.05	538	28	5.20	81	3	3.70
	The Hongkong and Shanghai Banking Corporation	27,057	1,237	4.57	19,246	909	4.72	18,310	443	2.42
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	11,137	588	5.28	6,938	449	6.47	4,836	200	4.14
	HSBC Bank Malaysia	231	12	5.19	178	10	5.62	283	8	2.83
	HSBC Bank Middle East	758	52	6.86	380	32	8.42	371	18	4.85
North America	HSBC Bank USA	3,731	231	6.19	1,867	82	4.39	1,444	43	2.98
	HSBC Finance	1,724	89	5.16	767	43	5.61	2,063	67	3.25
	HSBC Bank Canada	960	31	3.23	1,006	32	3.18	641	18	2.81
Latin America	HSBC Mexico	–	–	–	–	–	–	1,186	16	1.35
	Brazilian operations[3]	840	75	8.93	1,004	190	18.92	558	162	29.03
	HSBC Bank Panama	1,351	40	2.96	–	–	–	116	4	3.45
	HSBC Bank Argentina	39	1	2.56	23	3	13.04	43	2	4.65
Other operations		(67,857)	(3,926)		(59,710)	(2,967)		(49,438)	(2,005)

		20,491	425	2.07	3,167	368	11.62	16,884	380	2.25

Total interest-earning assets
Europe	HSBC Bank	344,196	23,753	6.90	313,048	18,331	5.86	275,978	14,837	5.38
	HSBC Private Banking Holdings (Suisse)	41,832	2,129	5.09	35,377	1,651	4.67	29,957	1,082	3.61
	HSBC France	122,133	5,443	4.46	82,166	3,421	4.16	73,099	2,682	3.67
	HSBC Finance	5,492	611	11.13	5,932	671	11.31	9,951	1,086	10.91
Hong Kong	Hang Seng Bank	82,504	4,321	5.24	72,602	3,687	5.08	64,480	2,429	3.77
	The Hongkong and Shanghai Banking Corporation	146,118	7,507	5.14	125,702	6,308	5.02	128,693	4,486	3.49
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	113,448	6,784	5.98	89,664	5,155	5.75	78,255	3,802	4.86
	HSBC Bank Malaysia	12,074	678	5.62	9,916	563	5.68	8,612	423	4.91
	HSBC Bank Middle East	25,865	1,750	6.77	18,803	1,269	6.75	14,982	808	5.39
North America	HSBC Bank USA	126,588	8,482	6.70	121,066	7,797	6.44	111,085	6,652	5.99
	HSBC Finance	159,454	18,404	11.54	151,827	17,304	11.40	124,223	13,595	10.94
	HSBC Bank Canada	54,408	3,061	5.63	43,579	2,381	5.46	35,198	1,635	4.65
Latin America	HSBC Mexico	23,351	2,745	11.76	20,637	2,186	10.59	19,158	2,037	10.63
	Brazilian operations[3]	25,795	5,287	20.50	18,456	4,507	24.42	13,638	3,698	27.12
	HSBC Bank Panama	11,070	909	8.21	1,748	122	6.98	1,267	79	6.24
	HSBC Bank Argentina	2,573	326	12.67	1,368	156	11.40	1,439	154	10.70
Other operations		(200)	169		1,513	370		9,406	609

		1,296,701	92,359	7.12	1,113,404	75,879	6.82	999,421	60,094	6.01

For footnotes, see page 173.

Back to Contents

Total equity and liabilities
		Year ended 31 December

		2007			2006			2005

		Average	Interest		Average	Interest		Average	Interest
		balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Summary
Total interest-bearing liabilities (itemised below)		1,279,460	54,564	4.26	1,067,646	41,393	3.88	920,095	28,760	3.13
Trading liabilities		250,572	12,186	4.86	224,050	9,842	4.39	211,059	5,024	2.38
Financial liabilities designated at fair value (excluding own debt issued)		20,827			12,537			9,787
Non-interest-bearing current accounts		83,958			71,744			65,509
Total equity and other non-interest-bearing liabilities		477,133			313,590			295,490

Total equity and liabilities		2,111,950	66,750	3.16	1,689,567	51,235	3.03	1,501,940	33,784	2.25

Deposits by banks[4]
Europe	HSBC Bank	44,787	2,148	4.80	32,825	1,311	3.99	32,673	1,037	3.17
	HSBC Private Banking Holdings (Suisse)	690	22	3.19	1,030	33	3.20	886	20	2.26
	HSBC France	30,816	1,358	4.41	23,171	886	3.82	17,935	582	3.25
Hong Kong	Hang Seng Bank	2,993	123	4.11	2,031	84	4.14	1,876	61	3.25
	The Hongkong and Shanghai Banking Corporation	3,634	150	4.13	2,745	125	4.55	3,430	116	3.38
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	10,247	445	4.34	6,276	246	3.92	4,973	168	3.38
	HSBC Bank Malaysia	375	12	3.20	280	9	3.21	238	5	2.10
	HSBC Bank Middle East	672	32	4.76	453	23	5.08	888	27	3.04
North America	HSBC Bank USA	6,933	414	5.97	3,695	208	5.63	4,251	202	4.75
	HSBC Bank Canada	1,681	93	5.53	1,520	68	4.47	926	34	3.67
Latin America	HSBC Mexico	983	63	6.41	781	50	6.40	1,051	70	6.66
	Brazilian operations[3]	1,549	106	6.84	1,033	101	9.78	1,355	125	9.23
	HSBC Bank Panama	1,137	66	5.80	349	17	4.87	218	7	3.21
	HSBC Bank Argentina	117	9	7.69	72	5	6.94	111	8	7.21
Other operations		4,495	291	6.47	5,304	334	6.30	3,744	204	5.45

		111,109	5,332	4.80	81,565	3,500	4.29	74,555	2,666	3.58

Financial liabilities designated at fair value – own debt issued[6]
Europe	HSBC Holdings	15,142	822	5.43	15,132	745	4.92	13,928	496	3.56
	HSBC Bank	9,907	525	5.30	7,888	373	4.73	5,919	327	5.52
	HSBC France	143	11	7.69
Hong Kong	Hang Seng Bank	126	6	4.76
North America	HSBC Bank USA	1,620	125	7.72	1,892	116	6.13	1,469	96	6.54
	HSBC Finance	31,889	2,079	6.52	29,917	1,877	6.27	28,146	1,098	3.90
Other operations		–	–	–	461	49	10.63	288	20	6.94

		58,827	3,568	6.07	55,290	3,160	5.72	49,750	2,037	4.09

For footnotes, see page 173.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Average balance sheet

Total equity and liabilities (continued)
		Year ended 31 December

		2007			2006			2005

		Average	Interest		Average	Interest		Average	Interest
		balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Customer accounts[5]
Europe	HSBC Bank	270,965	10,576	3.90	221,369	7,031	3.18	186,996	5,359	2.87
	HSBC Private Banking Holdings (Suisse)	30,955	1,485	4.80	25,346	1,069	4.22	19,908	622	3.12
	HSBC France	31,845	1,226	3.85	23,579	752	3.19	24,538	611	2.49
Hong Kong	Hang Seng Bank	61,227	1,900	3.10	54,267	1,712	3.15	51,460	874	1.70
	The Hongkong and Shanghai Banking Corporation	125,478	3,499	2.79	104,441	2,934	2.81	95,496	1,322	1.38
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	76,052	2,645	3.48	56,760	1,903	3.35	48,997	1,293	2.64
	HSBC Bank Malaysia	8,823	260	2.95	7,260	212	2.92	6,123	157	2.56
	HSBC Bank Middle East	15,685	578	3.69	11,713	411	3.51	8,696	207	2.38
North America	HSBC Bank USA	78,138	3,051	3.90	71,031	2,490	3.51	60,795	1,385	2.28
	HSBC Bank Canada	30,060	1,090	3.63	25,277	804	3.18	21,635	475	2.20
Latin America	HSBC Mexico	14,230	548	3.85	13,625	471	3.46	8,272	188	2.27
	Brazilian operations[3]	19,581	2,163	11.05	14,887	2,056	13.81	10,790	1,859	17.23
	HSBC Bank Panama	7,604	314	4.13	998	34	3.41	736	17	2.31
	HSBC Bank Argentina	1,892	85	4.49	983	41	4.17	903	28	3.10
Other operations		55,351	2,297	4.15	49,846	1,811	3.63	44,080	1,256	2.85

		827,886	31,717	3.83	681,382	23,731	3.48	589,425	15,653	2.66

Debt securities in issue
Europe	HSBC Bank	64,168	3,753	5.85	45,870	2,047	4.46	28,620	1,817	6.35
	HSBC France	28,757	1,207	4.20	19,818	633	3.19	14,271	314	2.20
	HSBC Finance	240	18	7.50	548	32	5.84	3,330	77	2.31
Hong Kong	Hang Seng Bank	1,734	80	4.61	1,622	64	3.95	1,523	53	3.48
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	8,979	559	6.23	7,990	438	5.48	6,523	315	4.83
	HSBC Bank Malaysia	318	13	4.09	371	13	3.50	572	16	2.80
	HSBC Bank Middle East	2,086	119	5.70	–	–	–	–	–	–
North America	HSBC Bank USA	25,724	1,232	4.79	28,832	1,407	4.88	25,537	1,073	4.20
	HSBC Finance	115,520	5,311	4.60	112,353	5,047	4.49	75,913	3,399	4.48
	HSBC Bank Canada	14,771	640	4.33	10,616	460	4.33	7,963	268	3.37
Latin America	HSBC Mexico	1,147	110	9.59	249	23	9.24	4,585	285	6.22
	Brazilian operations[3]	1,417	115	8.12	700	70	10.00	401	67	16.71
	HSBC Bank Panama	607	45	7.41	35	2	5.71	–	–	–
	HSBC Bank Argentina	12	–	–	–	–	–	7	1	14.29
Other operations		6,446	(13)	(0.20)	3,070	108	3.52	6,834	90	1.32

		271,926	13,189	4.85	232,074	10,344	4.46	176,079	7,775	4.42

For footnotes, see page 173.

Back to Contents

Total equity and lia1bilities (continued)
		Year ended 31 December

		2007			2006			2005

		Average	Interest		Average	Interest		Average	Interest
		balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Other interest-bearing liabilities
Europe	HSBC Bank	22,035	1,302	5.91	23,196	1,026	4.42	23,924	547	2.29
	HSBC Private Banking Holdings (Suisse)	3,427	163	4.76	3,545	155	4.37	4,247	130	3.06
	HSBC France	27,830	979	3.52	13,476	488	3.62	14,154	220	1.55
	HSBC Finance	4,557	227	4.98	4,211	219	5.20	5,299	361	6.81
Hong Kong	Hang Seng Bank	2,278	114	5.00	1,378	64	4.64	1,228	36	2.93
	The Hongkong and Shanghai Banking Corporation	9,866	535	5.42	8,140	365	4.48	6,981	221	3.17
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	12,631	580	4.59	13,425	629	4.69	13,725	460	3.35
	HSBC Bank Malaysia	232	6	2.59	235	9	3.83	137	4	2.92
	HSBC Bank Middle East	1,168	81	6.93	1,046	63	6.02	767	23	3.00
North America	HSBC Bank USA	13,602	587	4.32	11,966	1,211	10.12	13,287	1,332	10.02
	HSBC Finance	1,941	113	5.82	542	18	3.32	–	–	–
	HSBC Bank Canada	1,151	27	2.35	1,134	22	1.94	856	12	1.40
	HSBC Markets Inc	8,889	255	2.87	2,883	88	3.05	4,718	121	2.56
Latin America	HSBC Mexico	207	16	7.73	135	8	5.93	1,258	30	2.38
	Brazilian operations[3]	1,103	182	16.50	817	105	12.85	2,264	86	3.80
	HSBC Bank Panama	574	9	1.57	–	–	–	69	3	4.35
	HSBC Bank Argentina	95	4	4.21	79	10	12.66	35	4	11.43
Other operations		(101,874)	(4,422)		(68,873)	(3,822)		(62,662)	(2,961)

		9,712	758	7.80	17,335	658	3.80	30,287	629	2.08

Total interest-bearing liabilities
Europe	HSBC Bank	411,862	18,304	4.44	331,148	11,788	3.56	278,131	9,087	3.27
	HSBC Private Banking Holdings (Suisse)	35,072	1,670	4.76	29,921	1,257	4.20	25,041	772	3.08
	HSBC France	119,391	4,781	4.00	80,044	2,759	3.45	70,898	1,727	2.44
	HSBC Finance	4,797	245	5.11	4,759	251	5.27	8,629	438	5.08
Hong Kong	Hang Seng Bank	68,358	2,223	3.25	59,298	1,924	3.24	56,087	1,024	1.83
	The Hongkong and Shanghai Banking Corporation	138,978	4,184	3.01	115,326	3,424	2.97	105,907	1,659	1.57
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	107,909	4,229	3.92	84,451	3,216	3.81	74,218	2,236	3.01
	HSBC Bank Malaysia	9,748	291	2.99	8,146	243	2.98	7,070	182	2.57
	HSBC Bank Middle East	19,611	810	4.13	13,212	497	3.76	10,351	257	2.48
North America	HSBC Bank USA	126,017	5,409	4.29	117,416	5,432	4.63	105,339	4,088	3.88
	HSBC Finance	149,350	7,503	5.02	142,812	6,942	4.86	104,059	4,497	4.32
	HSBC Bank Canada	47,663	1,850	3.88	38,547	1,354	3.51	31,380	789	2.51
	HSBC Markets Inc	8,889	255	2.87	2,883	88	3.05	4,718	121	2.56
Latin America	HSBC Mexico	16,567	737	4.45	14,790	552	3.73	15,166	573	3.78
	Brazilian operations[3]	23,650	2,566	10.85	17,437	2,332	13.37	14,810	2,137	14.43
	HSBC Bank Panama	9,922	434	4.37	1,383	53	3.83	1,023	27	2.64
	HSBC Bank Argentina	2,116	98	4.63	1,134	56	4.94	1,056	41	3.88
Other operations		(20,440)	(1,025)		4,939	(775)		6,212	(895)

		1,279,460	54,564	4.26	1,067,646	41,393	3.88	920,095	28,760	3.13

For footnotes, see page 173.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information> Average balance sheet / Analysis of changes in net interest income

Net interest margin
		Year ended 31 December

		2007	2006	2005
		%	%	%

Europe	HSBC Bank	1.58	2.09	2.08
	HSBC Private Banking Holdings (Suisse)	1.10	1.11	1.03
	HSBC France	0.54	0.81	1.31
	HSBC Finance	6.66	7.08	6.51
Hong Kong	Hang Seng Bank	2.54	2.43	2.18
	The Hongkong and Shanghai Banking Corporation	2.27	2.29	2.20
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	2.25	2.16	2.00
	HSBC Bank Malaysia	3.21	3.23	2.80
	HSBC Bank Middle East	3.63	4.11	3.68
North America	HSBC Bank USA	2.43	1.95	2.31
	HSBC Finance	6.84	6.83	7.32
	HSBC Bank Canada	2.23	2.36	2.40
Latin America	HSBC Mexico	8.60	7.92	7.64
	Brazilian operations[3]	10.55	11.78	11.45
	HSBC Bank Panama	4.29	3.94	4.10
	HSBC Bank Argentina	8.86	7.31	7.85

		2.91	3.10	3.14

Distribution of average total assets
Europe	HSBC Bank	34.6	30.6	30.1
	HSBC Private Banking Holdings (Suisse)	2.2	2.3	2.2
	HSBC France	12.0	10.0	9.9
	HSBC Finance	0.3	0.5	0.7
Hong Kong	Hang Seng Bank	4.4	4.3	4.8
	The Hongkong and Shanghai Banking Corporation	10.1	10.7	12.7
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	6.9	6.0	6.5
	HSBC Bank Malaysia	0.7	0.6	0.6
	HSBC Bank Middle East	1.4	1.3	1.1
North America	HSBC Bank USA	10.1	11.3	10.7
	HSBC Finance	8.3	10.0	9.3
	HSBC Bank Canada	3.3	2.4	2.6
Latin America	HSBC Mexico	2.5	1.7	1.6
	Brazilian operations[1]	1.6	1.5	1.4
	HSBC Bank Panama	0.7	0.2	0.1
	HSBC Bank Argentina	0.2	0.1	0.1
Other operations (including consolidation adjustments)		0.7	6.5	5.6

		100.0	100.0	100.0

For footnotes, see page 170.

Back to Contents

Analysis of changes in net interest income

The following table allocates changes in net interest income between volume and rate for 2007 compared with 2006, and for 2006 compared with 2005.

Interest income

		Increase/(decrease)			Increase/(decrease) in
		in 2007 compared with 2006			2006 compared with 2005

		2007	Volume	Rate	2006	Volume	Rate	2005
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Short-term funds and loans and advances to banks
Europe	HSBC Bank	2,592	729	327	1,536	424	338	774
	HSBC Private Banking Holdings (Suisse)	229	13	26	190	42	35	113
	HSBC France	1,294	390	214	690	77	226	387
Hong Kong	Hang Seng Bank	609	126	–	483	82	113	288
	The Hongkong and Shanghai Banking Corporation	2,352	484	223	1,645	54	533	1,058
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	810	229	61	520	52	117	351
	HSBC Bank Malaysia	103	13	3	87	20	18	49
	HSBC Bank Middle East	324	100	16	208	35	62	111
North America	HSBC Bank USA	477	54	(42)	465	204	110	151
	HSBC Bank Canada	174	28	8	138	31	45	62
Latin America	HSBC Mexico	239	11	1	227	31	(32)	228
	Brazilian operations[3]	645	230	(157)	572	141	(134)	565
	HSBC Bank Panama	33	24	–	9	3	3	3
	HSBC Bank Argentina	16	4	4	8	(2)	3	7
Other operations		898	89	191	618	52	113	453

		10,795	2,561	838	7,396	1,162	1,634	4,600

Loans and advances to customers
Europe	HSBC Bank	18,078	669	3,243	14,166	1,378	565	12,223
	HSBC Private Banking Holdings (Suisse)	507	127	42	338	49	78	211
	HSBC France	3,219	699	57	2,463	448	305	1,710
	HSBC Finance	611	(50)	(10)	671	(438)	23	1,086
Hong Kong	Hang Seng Bank	2,120	193	(25)	1,952	61	568	1,323
	The Hongkong and Shanghai Banking Corporation	2,901	51	7	2,843	156	626	2,061
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	4,321	471	401	3,449	314	476	2,659
	HSBC Bank Malaysia	507	80	(3)	430	55	50	325
	HSBC Bank Middle East	1,200	178	65	957	172	150	635
North America	HSBC Bank USA	6,585	106	338	6,141	114	433	5,594
	HSBC Finance	18,086	732	293	17,061	3,279	475	13,307
	HSBC Bank Canada	2,598	495	66	2,037	331	267	1,439
Latin America	HSBC Mexico	2,187	380	275	1,532	389	(67)	1,210
	Brazilian operations[3]	3,895	1,409	(758)	3,244	716	(119)	2,647
	HSBC Bank Panama	778	686	–	92	13	12	67
	HSBC Bank Argentina	241	106	28	107	(10)	(5)	122
Other operations		1,790	118	144	1,528	(314)	557	1,285

		69,624	5,891	4,722	59,011	5,756	5,351	47,904

For footnotes, see page 173.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information> Analysis of changes in net interest income

Interest income (continued)

		Increase/(decrease)			Increase/(decrease) in
		in 2007 compared with 2006			2006 compared with 2005

		2007	Volume	Rate	2006	Volume	Rate	2005
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial investments
Europe	HSBC Bank	2,431	146	308	1,977	251	429	1,297
	HSBC Private Banking Holdings (Suisse)	511	74	46	391	–	49	342
	HSBC France	511	291	125	95	(62)	14	143
Hong Kong	Hang Seng Bank	1,550	157	169	1,224	134	275	815
	The Hongkong and Shanghai Banking Corporation	1,017	16	90	911	(286)	273	924
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	1,065	281	47	737	81	64	592
	HSBC Bank Malaysia	56	21	(1)	36	(8)	3	41
	HSBC Bank Middle East	174	118	(16)	72	3	25	44
North America	HSBC Bank USA	1,189	58	22	1,109	133	112	864
	HSBC Finance	229	19	10	200	(12)	(9)	221
	HSBC Bank Canada	258	69	15	174	12	46	116
Latin America	HSBC Mexico	319	(76)	(32)	427	(110)	(46)	583
	Brazilian operations[3]	672	225	(54)	501	214	(37)	324
	HSBC Bank Panama	58	37	–	21	18	(2)	5
	HSBC Bank Argentina	68	31	(1)	38	10	5	23
Other operations		1,407	121	95	1,191	350	(35)	876

		11,515	1,634	777	9,104	538	1,356	7,210

Interest expense
Deposits by banks
Europe	HSBC Bank	2,148	477	360	1,311	5	269	1,037
	HSBC Private Banking Holdings (Suisse)	22	(11)	–	33	3	10	20
	HSBC France	1,358	292	180	886	170	134	582
Hong Kong	Hang Seng Bank	123	40	(1)	84	5	18	61
	The Hongkong and Shanghai Banking Corporation	150	40	(15)	125	(23)	32	116
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	445	156	43	246	44	34	168
	HSBC Bank Malaysia	12	3	–	9	1	3	5
	HSBC Bank Middle East	32	11	(2)	23	(13)	9	27
North America	HSBC Bank USA	414	182	24	208	(26)	32	202
	HSBC Bank Canada	93	7	18	68	22	12	34
Latin America	HSBC Mexico	63	13	–	50	(18)	(2)	70
	Brazilian operations[3]	106	50	(45)	101	(30)	6	125
	HSBC Bank Panama	66	49	–	17	4	6	7
	HSBC Bank Argentina	9	3	1	5	(3)	–	8
Other operations		291	(51)	8	334	85	45	204

		5,332	1,267	565	3,500	251	583	2,666

For footnotes, see page 173.

Back to Contents

Interest expense (continued)

		Increase/(decrease)			Increase/(decrease) in
		in 2007 compared with 2006			2006 compared with 2005

		2007	Volume	Rate	2006	Volume	Rate	2005
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Customer accounts
Europe	HSBC Bank	10,576	1,577	1,968	7,031	987	685	5,359
	HSBC Private Banking Holdings (Suisse)	1,485	237	179	1,069	170	277	622
	HSBC France	1,226	264	210	752	(24)	165	611
Hong Kong	Hang Seng Bank	1,900	219	(31)	1,712	48	790	874
	The Hongkong and Shanghai Banking Corporation	3,499	591	(26)	2,934	123	1,489	1,322
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	2,645	646	96	1,903	205	405	1,293
	HSBC Bank Malaysia	260	46	2	212	29	26	157
	HSBC Bank Middle East	578	139	28	411	72	132	207
North America	HSBC Bank USA	3,051	249	312	2,490	233	872	1,385
	HSBC Bank Canada	1,090	152	134	804	80	249	475
Latin America	HSBC Mexico	548	21	56	471	122	161	188
	Brazilian operations[3]	2,163	648	(541)	2,056	706	(509)	1,859
	HSBC Bank Panama	314	280	–	34	6	11	17
	HSBC Bank Argentina	85	38	6	41	2	11	28
Other operations		2,297	200	286	1,811	164	391	1,256

		31,717	5,098	2,888	23,731	2,446	5,632	15,653

Financial liabilities designated at fair value – own debt issued		3,568	196	212	3,160	227	896	2,037

Debt securities in issue
Europe	HSBC Bank	3,753	816	890	2,047	1,095	(865)	1,817
	HSBC France	1,207	285	289	633	122	197	314
	HSBC Finance	18	(18)	4	32	(64)	19	77
Hong Kong	Hang Seng Bank	80	4	12	64	3	8	53
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	559	54	67	438	71	52	315
	HSBC Bank Malaysia	13	(2)	2	13	(6)	3	16
	HSBC Bank Middle East	119	119	–	–	–	–	–
North America	HSBC Bank USA	1,232	(152)	(23)	1,407	138	196	1,073
	HSBC Finance	5,311	142	122	5,047	1,633	15	3,399
	HSBC Bank Canada	640	180	–	460	89	103	268
Latin America	HSBC Mexico	110	83	4	23	(270)	8	285
	Brazilian operations[3]	115	72	(27)	70	50	(47)	67
	HSBC Bank Panama	45	43	–	2	–	2	–
	HSBC Bank Argentina	–	–	–	–	(1)	–	1
Other operations		(13)	119	(240)	108	(50)	68	90

		13,189	1,777	1,068	10,344	2,475	94	7,775

Footnotes to ‘Average balance sheet and net interest income’ and ‘Analysis of changes in net interest income’.

1	Interest income on trading assets is reported as ‘Net trading income’ in the consolidated income statement.
2	Interest income on financial assets designated at fair value is reported as ‘Net income from financial instruments designated at fair value’ in the consolidated income statement.
3	Brazilian operations comprise HSBC Bank Brasil S.A.-Banco Múltiplo and subsidiaries, plus HSBC Serviços e Participações Limitad a.
4	This table analyses interest-bearing bank deposits only. See page 180 for an analysis of all bank deposits.
5	This table analyses interest-bearing customer accounts only. See page 181 for an analysis of all customer accounts.
6	Interest expense on financial liabilities designated at fair value is reported as ‘Net income on financial liabilities designated at fair value’ in the consolidated income statement other than interest on own debt.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Share capital and reserves

Share capital and reserves

Authorised share capital

The authorised share capital of HSBC Holdings at 31 December 2007 was US$7,500,100,000 divided into 15,000 million ordinary shares of US$0.50 each and 10 million non-cumulative preference shares of US$0.01 each; £401,500 divided into 10 million non-cumulative preference shares of £0.01 each and 301,500 non-voting deferred shares of £1 each; and €100,000 divided into 10 million non-cumulative preference shares of €0.01 each.

     The percentage of the total authorised share capital of HSBC Holdings at 31 December 2007 represented by the numbers of ordinary shares of US$0.50 each, non-cumulative preference shares of £0.01 each, non-cumulative preference shares of US$0.01 each, non-cumulative preference shares of €0.01 each and non-voting deferred shares of £1 each was approximately 99.9860, 0.0027, 0.0013, 0.0020 and 0.0081 per cent respectively.

Issued share capital

The issued share capital of HSBC Holdings at 31 December 2007 was US$5,915 million divided into 11,829,052,317 ordinary shares of US$0.50 each; 1,450,000 non-cumulative preference shares of US$0.01 each; and 301,500 non-voting deferred shares of £1 each.

Rights and obligations attaching to shares

The rights and obligations attaching to each class of share in the authorised share capital of HSBC Holdings are set out in the Articles of Association of HSBC Holdings. Set out below is a summary of the rights and obligations attaching to each class of shares with respect to voting, dividends, capital and, in the case of the preference shares, redemption.

Ordinary shares

Subject to the Companies Act 2006 and the Articles of Association of HSBC Holdings, in a general meeting of HSBC Holdings, every holder of ordinary shares who is present in person or by proxy shall on a show of hands have one vote and every holder of ordinary shares present in person or by proxy shall on a poll have one vote for every share he or she holds. Where any shareholder is, under the rules governing the listing of securities on any stock exchange on which all or any shares of HSBC Holdings are for the time being listed or traded, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such holder in contravention of such requirement or restriction will not be counted.

     Subject to the Companies Act 2006 and the Articles of Association of HSBC Holdings, HSBC Holdings may, by ordinary resolution, declare dividends to be paid to the holders of ordinary shares, however, no dividend shall exceed the amount recommended by the Board. The Board may pay interim dividends as appears to the Board to be justified by the profits of HSBC Holdings available for distribution. All dividends shall be apportioned and paid proportionately to the percentage of the nominal amount paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly. Subject to the Articles of Association of HSBC Holdings, the Board may, with the prior authority of an ordinary resolution of HSBC

Holdings and subject to such terms and conditions as the Board may determine, offer to any holders of ordinary shares the right to elect to receive ordinary shares of the same or a different currency, credited as fully paid, instead of cash in any currency in respect of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution. At the 2007 Annual General Meeting shareholders gave authority to the Directors to offer a scrip dividend alternative until the conclusion of the Annual General Meeting in 2012.

     Subject to the relevant insolvency laws and the Articles of Association of HSBC Holdings, if HSBC Holdings is wound up, the assets available for distribution among the holders of ordinary shares will be distributed among such holders in proportion to the number of ordinary shares held by them respectively, such distribution to be adjusted to take account of any amount remaining unpaid on a holder’s share. On a winding up, the liquidator may, with the sanction of a special resolution of HSBC Holdings and any other sanction required by law, divide among the shareholders in specie the whole or any part of the assets of HSBC Holdings and may, for that purpose, value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders.

Preference shares

The non-cumulative preference shares of £0.01 each, the non-cumulative preference shares of US$0.01 each (the ‘Dollar Preference Shares’) and the non-cumulative preference shares of €0.01 each carry the same rights and obligations under the Articles of Association save in respect of the timing of and

Back to Contents

payment of proceeds from the redemption of each class of share, to the extent issued, and certain rights and obligations that attach to each class of preference share as determined by the Board prior to allotment of the relevant preference shares. The Dollar Preference Shares are the only class of the preference shares which have been issued and allotted to date.

     Holders of the preference shares will only be entitled to attend and vote at general meetings of HSBC Holdings if any dividend payable on the relevant preference shares in respect of such period as the Board shall determine prior to allotment thereof (which, in the case of the Dollar Preference Shares in issue at 3 March 2008, is four consecutive dividend payment dates) is not paid in full or in such other circumstances, and upon and subject to such terms, as the Board may determine prior to allotment of the relevant preference shares. Whenever holders of the relevant preference shares are entitled to vote on a resolution at a general meeting, on a show of hands every such holder who is present in person or by proxy shall have one vote and on a poll every such holder who is present in person or by proxy shall have one vote per preference share held by him or her or such number of votes per share as the Board shall determine prior to allotment of such share.

     Subject to the Articles of Association, holders of the relevant preference shares shall have the right to a non-cumulative preferential dividend at such rate, on such dates and on such other terms and conditions as may be determined by the Board prior to allotment thereof in priority to the payment of any dividend to the holders of ordinary shares and any other class of shares of HSBC Holdings in issue (other than (i) the other preference shares in issue and any other shares expressed to rank pari passu therewith as regards income; and (ii) any shares which by their terms rank in priority to the relevant preference shares as regards income). Dividends on the Dollar Preference Shares in issue at 3 March 2008 are paid quarterly at the sole and absolute discretion of the Board of Directors. The Board of Directors will not declare a dividend on the Dollar Preference Shares if payment of the dividend would cause HSBC Holdings not to meet the applicable capital adequacy requirements of the FSA or the profit of HSBC Holdings available for distribution as dividends is not sufficient to enable HSBC Holdings to pay in full both dividends on the relevant preference shares and dividends on any other shares that are scheduled to be paid on the same date and that have an equal right to dividends. HSBC Holdings may not declare or pay dividends on any class of its shares ranking lower in the right to dividends than the preference shares nor redeem nor purchase in any manner any of its other shares ranking equal with or lower than the preference shares unless it has paid in full, or set aside an amount to provide for payment in full, the dividends on the preference shares for the then-current dividend period.

     The preference shares carry no rights to participate in the profits or assets of HSBC Holdings other than as set out in the Articles of Association, subject to the Companies Act 1985, do not confer any right to participate in any offer or invitation by way of rights or otherwise to subscribe for additional shares in HSBC Holdings, do no not confer any right of conversion and do not confer any right to participate in any issue or bonus shares or shares issued by way of capitalisation of reserves.

     Subject to the relevant insolvency laws and the Articles of Association of HSBC Holdings, holders of the relevant preference shares have the right in a winding up of HSBC Holdings to receive out of the assets of HSBC Holdings available for distribution to its shareholders, in priority to any payment to the holders of the ordinary shares and any other class of shares of HSBC Holdings in issue (other than (i) the other relevant preference shares and any other shares expressed to rank pari passu therewith as regards repayment of capital; and (ii) any shares which by their terms rank in priority to the relevant preference shares as regards repayment of capital), a sum equal to any unpaid dividend on the relevant preference shares which is payable as a dividend in accordance with or pursuant to the Articles of Association and the amount paid up or credited as paid up on the relevant preference shares together with such premium (if any) as may be determined by the Board prior to allotment thereof.

     HSBC Holdings may redeem the relevant preference shares in accordance with the Articles of Association and the terms on which the relevant preference shares were issued and allotted. In the case of the Dollar Preference Shares in issue at 3 March 2008, HSBC Holdings may redeem such shares in whole at any time on or after 16 December 2010, with the consent of the FSA.

Non-voting deferred shares

The non-voting deferred shares are held by a subsidiary undertaking of HSBC Holdings. Holders of the non-voting deferred shares are not entitled to receive dividends on these shares. In addition, on winding up or other return of capital, holders are entitled to receive the amount paid up on their shares

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Share capital and reserves / Short-term borrowings after distribution to ordinary shareholders of £10,000,000 in respect of each ordinary share held by them. The holders of the non-voting deferred shares are not entitled to receive notice of or to attend (either personally or by proxy) any general meeting of HSBC Holdings or to vote (either personally or by proxy) on any resolution to be proposed thereat.

     To be registered, a transfer of shares must be in relation to a share which is fully paid up and on which the Company has no lien and to one class of shares denominated in the same currency. The transfer must be in favour of a single transferee or no more than four joint transferees and it must be duly stamped (if required). The transfer must be delivered to the registered office of the Company or to its Registrars accompanied by the certificate to which it relates or such other evidence that proves the title of the transferor.

     If a shareholder or any person appearing to be interested in the Company’s shares has been sent a notice under section 793 of the Companies Act 2006 (which confers upon public companies the power to require information from any person whom the Company knows or has reasonable cause to believe to be interested in the shares) and has failed in relation to any shares (the ‘default shares’) to supply the information requested within the period set out in the notice, then the member is not entitled to be present at or to vote the default shares at any general meeting or to exercise any other right conferred by being a shareholder. If the default shares represent at least 0.25 per cent in nominal value of the issued shares of that class any dividend shall be withheld by the Company, without interest and no election for the scrip dividend alternative may be made. No transfer of any shares held by the member will be registered, except in limited circumstances.

     The percentage of the total issued share capital of HSBC Holdings at 31 December 2007 represented by the ordinary shares of US$0.50 each, non-cumulative preference shares of US$0.01 each and non-voting deferred shares of £1 each was approximately 99.9895, 0.0002, and 0.0102 per cent respectively.

     The following events occurred during the year in relation to the share capital of HSBC Holdings:

Scrip dividends

1.	11,899,858 ordinary shares were issued at par in January 2007 to shareholders who elected to receive new shares in lieu of the third interim dividend for 2006. The market value per share used to calculate shareholders’ entitlements to new shares was US$18.7596, being the US dollar equivalent of £9.65.

2.	121,070,708 ordinary shares were issued at par in May 2007 to shareholders who elected to receive new shares in lieu of the fourth interim dividend for 2006. The market value per share used to calculate shareholders’ entitlements to new shares was US$17.4801, being the US dollar equivalent of £8.898.

3.	38,617,708 ordinary shares were issued at par in July 2007 to shareholders who elected to receive new shares in lieu of the first interim dividend for 2007. The market value per share used to calculate shareholders’ entitlements to new shares was US$18.4375, being the US dollar equivalent of £9.352.

4.	51,950,381 ordinary shares were issued at par in October 2007 to shareholders who elected to receive new shares in lieu of the second interim dividend for 2007. The market value per share used to calculate shareholders’ entitlements to new shares was US$17.5483, being the US dollar equivalent of £8.874.

All-Employee share plans

5.	In connection with the exercise of options under the HSBC Holdings savings-related share option plans: 16,135,919 ordinary shares were issued at prices ranging from £5.3496 to £7.6736; 1,180,575 ordinary shares were issued at prices ranging from HK$103.4401 to HK$108.4483; 595,868 ordinary shares were issued at prices ranging from US$13.329 to US$14.1621; and 38,928 ordinary shares were issued at €11.0062. Options over 10,251,717 ordinary shares lapsed.

6.	2,682,894 ordinary shares were issued at €10.9675 per share and 257,193 ordinary shares were issued at €12.3385 per share in connection with a Plan d’Epargne Entreprise for the benefit of non-UK resident employees of HSBC France and its subsidiaries.

7.	Options over 30,105,239 ordinary shares were granted at nil consideration on 25 April 2007 to nearly 72,000 HSBC employees resident in nearly 70 countries and territories under the HSBC Holdings savings-related share option plans.

Discretionary share incentive plans

8.	3,377,896 ordinary shares were issued at prices ranging from £5.016 to £7.46 per share in connection with the exercise of options under the HSBC Holdings Executive Share Option

Back to Contents

Scheme. Options over 420,667 ordinary shares lapsed.

9.	8,351,649 ordinary shares were issued at prices ranging from £6.91 to £8.712 per share in connection with the exercise of options under the HSBC Holdings Group Share Option Plan. Options over 8,221,968 ordinary shares lapsed.

HSBC Finance

10.	685,005 ordinary shares were issued at prices ranging from US$16.66 to US$19.19 per share in connection with the vesting of Restricted Stock Rights under HSBC Finance share plans that have been converted into rights over HSBC Holdings ordinary shares.

Authority to repurchase ordinary shares

11.	At the Annual General Meeting in 2007, shareholders renewed the authority for the Company to make market repurchases of ordinary shares. The authority is to make market repurchases of up to 1,158,660,000 ordinary shares. The Directors have not exercised this authority. In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange on 19 December 2005, HSBC Holdings will comply with the applicable law and regulation in the UK in relation to the holding of any shares in treasury and with the conditions of the waiver, in connection with any shares it may hold in treasury.
Authority to allot shares

12.	At the Annual General Meeting in 2007 shareholders renewed the general authority for the Directors to allot new shares. The general authority is to allot up to 2,317,320,000 ordinary shares, 10,000,000 non-cumulative preference shares of £0.01 each, 8,550,000 non-cumulative preference shares of US$0.01 each and 10,000,000 non-cumulative preference shares of €0.01 each. Within this, the Directors have authority to allot up to a maximum of 579,330,000 ordinary shares wholly for cash to persons other than existing shareholders.

Other than as described in paragraphs 1 to 6 and 8 to 10 above, the Directors did not allot any shares during 2007.

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

	Year ended 31 December

	2007	2006	2005
	US$m	US$m	US$m
Securities sold under agreements to repurchase
Outstanding at 31 December	140,001	97,139	75,745
Average amount outstanding during the year	129,779	102,715	74,143
Maximum quarter-end balance outstanding during the year	148,601	109,689	78,590
Weighted average interest rate during the year	5.4%	4.3%	3.6%
Weighted average interest rate at the year-end	4.8%	4.6%	4.0%
Short-term bonds
Outstanding at 31 December	51,792	37,906	40,642
Average amount outstanding during the year	39,153	37,729	31,908
Maximum quarter-end balance outstanding during the year	51,792	38,907	40,642
Weighted average interest rate during the year	7.0%	5.1%	4.6%
Weighted average interest rate at the year-end	6.5%	4.8%	3.7%

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Contractual obligations / Ratios / Loan maturities

Contractual obligations

The table below provides details of HSBC’s material contractual obligations as at 31 December 2007.

	Payments due by period

		Less than		More than
	Total	1 year	1–5 years	5 years
	US$m	US$m	US$m	US$m

Long-term debt obligations	318,653	111,101	131,345	76,207
Term deposits and certificates of deposit	278,693	263,557	15,136	–
Capital (finance) lease obligations	703	15	27	661
Operating lease obligations	4,559	799	2,024	1,736
Purchase obligations	942	420	522	–
Short positions in debt securities and equity shares	108,246	83,598	9,690	14,958
Current tax liability	2,559	2,559	–	–
Pension obligations	9,055	625	3,450	4,980

	723,410	462,674	162,194	98,542

Ratios of earnings to combined fixed charges (and preference share dividends)

		Year ended 31 December

		2007	2006	2005	2004	2003
Ratios of earnings to combined fixed charges
Ratios in accordance with IFRSs
–	excluding interest on deposits	7.52	7.93	9.60	8.64	–
–	including interest on deposits	1.34	1.41	1.59	1.86	–
Ratios in accordance with UK GAAP
–	excluding interest on deposits	–	–	–	8.07	7.41
–	including interest on deposits	–	–	–	1.81	1.80
Ratios of earnings to combined fixed charges and preference share dividends
Ratios in accordance with IFRSs:
–	excluding interest on deposits	6.96	7.22	9.16	8.64	–
–	including interest on deposits	1.34	1.40	1.59	1.86	–
Ratios in accordance with UK GAAP
–	excluding interest on deposits	–	–	–	8.07	7.41
–	including interest on deposits	–	–	–	1.81	1.80

For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and minority interests, plus fixed charges, and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, preference share dividends, as applicable, and the proportion of rental expense deemed representative of the interest factor.

The above table contains ratios based on UK GAAP, HSBC’s previous primary GAAP, which is not comparable to financial information based upon IFRSs, as explained in HSBC’s 2004 IFRSs Comparative Financial Information published on 5 July 2004.

Back to Contents

Loan maturity and interest sensitivity analysis

At 31 December 2007, the geographical analysis of loan maturity and interest sensitivity by loan type on a contractual repayment basis was as follows:

			Rest
		Hong	of Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Maturity of 1 year or less
Loans and advances to banks	93,786	63,474	39,534	15,906	9,981	222,681

Commercial loans to customers
Commercial, industrial and international trade	84,293	14,259	29,713	5,293	9,589	143,147
Real estate and other property related	21,048	6,434	5,554	10,541	1,442	45,019
Non-bank financial institutions	57,054	1,395	4,004	20,342	2,068	84,863
Governments	1,423	68	1,080	91	465	3,127
Other commercial	33,379	2,097	6,176	8,723	2,977	53,352

	197,197	24,253	46,527	44,990	16,541	329,508
Hong Kong Government Home Ownership Scheme	–	438	–	–	–	438
Residential mortgages and other personal loans	37,382	14,499	14,632	50,872	10,556	127,941

Loans and advances to customers	234,579	39,190	61,159	95,862	27,097	457,887

	328,365	102,664	100,693	111,768	37,078	680,568

Maturity after 1 year but within 5 years
Loans and advances to banks	10,397	263	236	634	80	11,610

Commercial loans to customers
Commercial, industrial and international trade	22,765	3,045	5,650	6,370	3,376	41,206
Real estate and other property related	14,809	9,832	5,738	7,412	962	38,753
Non-bank financial institutions	3,035	456	1,160	1,690	858	7,199
Governments	342	263	415	95	242	1,357
Other commercial	11,637	2,191	2,969	2,242	1,376	20,415

	52,588	15,787	15,932	17,809	6,814	108,930
Hong Kong Government Home Ownership Scheme	–	1,384	–	–	–	1,384
Residential mortgages and other personal loans.	42,576	9,007	9,506	64,799	6,644	132,532

Loans and advances to customers	95,164	26,178	25,438	82,608	13,458	242,846

	105,561	26,441	25,674	83,242	13,538	254,456

Interest rate sensitivity of loans and advances to banks and commercial loans to customers:
Fixed interest rate	13,470	209	2,662	3,539	1,967	21,847
Variable interest rate	49,515	15,841	13,506	14,904	4,927	98,693

	62,985	16,050	16,168	18,443	6,894	120,540

Maturity after 5 years
Loans and advances to banks	351	–	91	26	2,614	3,082

Commercial loans to customers
Commercial, industrial and international trade	13,301	436	1,098	2,274	576	17,685
Real estate and other property related	12,090	4,203	964	4,608	615	22,480
Non-bank financial institutions	1,127	632	27	220	2,713	4,719
Governments	534	1	172	62	455	1,224
Other commercial	10,820	1,669	1,148	1,315	421	15,373

	37,872	6,941	3,409	8,479	4,780	61,481
Hong Kong Government Home Ownership Scheme	–	2,120	–	–	–	2,120
Residential mortgages and other personal loans .	88,591	19,527	12,772	114,891	4,580	240,361

Loans and advances to customers	126,463	28,588	16,181	123,370	9,360	303,962

	126,814	28,588	16,272	123,396	11,974	307,044

Interest rate sensitivity of loans and advances to banks and commercial loans to customers
Fixed interest rate	10,055	1	992	912	509	12,469
Variable interest rate	28,168	6,940	2,508	7,593	6,885	52,094

	38,223	6,941	3,500	8,505	7,394	64,563

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

	Year ended 31 December

	2007		2006		2005

	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate
	US$m	%	US$m	%	US$m	%
Deposits by banks
Europe
Demand and other – non-interest bearing	6,359	–	9,814	–	14,252	–
Demand – interest bearing	11,036	3.8	8,368	3.7	9,418	2.9
Time	38,470	4.7	27,447	4.0	28,021	3.0
Other	28,770	4.8	23,396	3.5	16,111	3.6

	84,635		69,025		67,802

Hong Kong
Demand and other – non-interest bearing	1,331	–	1,031	–	2,054	–
Demand – interest bearing	2,420	4.3	2,428	4.6	3,104	3.5
Time	3,267	4.5	2,016	4.3	2,012	3.2
Other	251	0.4	362	3.3	218	2.3

	7,269		5,837		7,388

Rest of Asia-Pacific
Demand and other – non-interest bearing	1,897	–	1,618	–	2,164	–
Demand – interest bearing	3,167	2.4	1,960	2.4	1,442	1.9
Time	6,433	5.1	3,645	4.8	4,375	4.3
Other	2,768	4.8	2,157	4.5	761	5.4

	14,265		9,380		8,742

North America
Demand and other – non-interest bearing	827	–	767	–	1,334	–
Demand – interest bearing	3,759	4.8	3,033	5.3	3,647	3.6
Time	6,746	6.0	3,543	5.4	2,406	6.0
Other	169	7.1	699	5.6	38	5.3

	11,501		8,042		7,425

Latin America
Demand and other – non-interest bearing	808	–	702	–	49	–
Demand – interest bearing	153	5.9	96	6.3	117	7.7
Time	2,690	6.5	1,732	5.5	1,810	6.4
Other	1,010	8.0	683	9.4	1,075	8.9

	4,661		3,213		3,051

Total
Demand and other – non-interest bearing	11,222	–	13,932	–	19,853	–
Demand – interest bearing	20,535	3.8	15,885	4.5	17,728	3.1
Time	57,606	4.9	38,383	4.5	38,624	3.5
Other	32,968	5.0	27,297	3.9	18,203	4.1

	122,331		95,497		94,408

Back to Contents

	Year ended 31 December

	2007		2006		2005

	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate
	US$m	%	US$m	%	US$m	%
Customer accounts
Europe
Demand and other – non-interest bearing	34,585	–	33,000	–	28,501	–
Demand – interest bearing	210,692	3.5	173,150	2.7	146,484	2.4
Savings	62,002	4.6	50,525	3.9	46,248	3.3
Time	69,476	4.9	59,374	4.2	48,201	3.9
Other	14,741	4.5	9,249	4.1	10,967	2.7

	391,496		325,298		280,401

Hong Kong
Demand and other – non-interest bearing	14,214	–	13,011	–	13,365	–
Demand – interest bearing	107,053	2.2	88,754	2.4	91,723	0.9
Savings	63,649	3.9	58,883	3.8	50,281	2.4
Time	26,712	3.9	20,454	3.6	14,054	2.7
Other	1,164	4.3	51	3.9	15	6.7

	212,792		181,153		169,438

Rest of Asia-Pacific
Demand and other – non-interest bearing	16,438	–	13,107	–	11,825	–
Demand – interest bearing	41,089	2.4	29,816	2.1	27,721	1.7
Savings	57,950	4.2	42,153	4.3	31,584	3.3
Time	11,538	4.6	10,246	4.5	10,484	3.5
Other	1,835	4.5	2,233	3.5	1,895	3.9

	128,850		97,555		83,509

North America
Demand and other – non-interest bearing	15,175	–	13,662	–	13,627	–
Demand – interest bearing	15,389	3.3	14,406	2.9	11,723	1.9
Savings	79,529	3.3	65,216	2.8	52,458	1.6
Time	17,655	5.9	21,124	5.4	21,759	3.6
Other	3,234	3.7	3,339	2.0	2,549	4.5

	130,982		117,747		102,116

Latin America
Demand and other – non-interest bearing	10,530	–	7,995	–	5,583	–
Demand – interest bearing	5,662	2.1	5,438	1.6	6,341	1.2
Savings	24,861	8.8	16,512	11.3	10,980	15.2
Time	12,443	5.9	7,665	5.9	2,529	5.6
Other	1,212	9.5	2,145	13.4	1,429	17.5

	54,708		39,755		26,862

Total

Demand and other – non-interest bearing	90,942	–	80,775	–	72,901	–
Demand – interest bearing	379,885	3.0	311,564	2.6	283,992	1.8
Savings	287,991	4.4	233,289	4.1	191,551	3.3
Time	137,824	4.9	118,863	4.5	97,027	3.7
Other	22,186	4.7	17,017	4.8	16,855	4.4

	918,828		761,508		662,326

CDs and other money market instruments
Europe	66,164	5.0	48,238	4.2	27,778	5.8
Hong Kong	941	3.9	1,191	3.5	1,599	3.1
Rest of Asia-Pacific	7,230	6.0	6,621	5.6	7,467	6.2
North America	23,735	5.4	23,472	4.6	19,566	3.1
Latin America	1,526	6.8	318	10.7	4,657	6.4

	99,596	5.2	79,840	4.5	61,067	5.0

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > CDs and other time deposits / Off-balance sheet arrangements and SPEs

Certificates of deposit and other time deposits

At 31 December 2007, the maturity analysis of CDs and other wholesale time deposits, by remaining maturity, was as follows:

		After	After
		3 months	6 months
	3 months	but within	but within	After
	or less	6 months	12 months	12 months	Total
	US$m	US$m	US$m	US$m	US$m
Europe
Certificates of deposit	30,087	2,863	3,066	–	36,016
Time deposits:
– banks	35,721	2,089	2,233	4,097	44,140
– customers	81,134	6,063	2,108	3,554	92,859

	146,942	11,015	7,407	7,651	173,015

Hong Kong
Certificates of deposit	969	646	974	1,373	3,962
Time deposits:
– banks	1,955	–	–	37	1,992
– customers	22,450	359	233	909	23,951

	25,374	1,005	1,207	2,319	29,905

Rest of Asia-Pacific
Certificates of deposit	3,816	2,235	1,554	221	7,826
Time deposits:
– banks	7,104	863	497	111	8,575
– customers	10,896	987	673	1,763	14,319

	21,816	4,085	2,724	2,095	30,720

North America
Certificates of deposit	–	–	–	–	–
Time deposits:
– banks	6,164	283	3	3	6,453
– customers	15,151	327	1,324	1,857	18,659

	21,315	610	1,327	1,860	25,112

Latin America
Certificates of deposit	386	1,289	325	610	2,610
Time deposits:
– banks	1,289	362	364	355	2,370
– customers	11,988	1,514	1,213	246	14,961

	13,663	3,165	1,902	1,211	19,941

Total
Certificates of deposit	35,258	7,033	5,919	2,204	50,414
Time deposits:
– banks	52,233	3,597	3,097	4,603	63,530
– customers	141,619	9,250	5,551	8,329	164,749

	229,110	19,880	14,567	15,136	278,693

The geographical analysis of deposits is based on the location of the office in which the deposits are recorded and excludes balances with HSBC companies. The majority of certificates of deposit and time deposits are in amounts of US$100,000 and over or the equivalent in other currencies.

Back to Contents
Off-balance sheet arrangements and special purpose entities

(Audited)

This section contains disclosures about off-balance sheet arrangements and special purpose entities (‘SPEs’) that have been included in HSBC’s consolidated balance sheet.

Special purpose entities (including on and off-balance sheet arrangements)

HSBC enters into certain transactions with customers in the ordinary course of business which involve the establishment of SPEs to facilitate customer transactions.

     HSBC structures that utilise SPEs are authorised centrally upon establishment to ensure appropriate purpose and governance. The activities of SPEs administered by HSBC are closely monitored by senior management. The use of SPEs is not a significant part of HSBC’s activities and HSBC is not reliant on the use of SPEs for any material part of its business operations or profitability. HSBC’s involvements with SPE transactions are described below.

HSBC-sponsored vehicles

HSBC sponsors the formation of entities to accomplish certain narrow and well-defined objectives, such as securitisations of financial assets or to effect a lease. HSBC consolidates these SPEs when the substance of the relationship indicates that HSBC controls the SPE. In assessing control, all relevant factors need to be considered. Such factors may have qualitative and quantitative aspects. For example:

Qualitative factors. In substance:

•	the activities of the SPE are being conducted on behalf of HSBC according to HSBC’s specific business needs so that it obtains benefit from the SPE’s operation. This might be evidenced, for example, by HSBC providing a significant level of support to the SPE; and

•	HSBC has the decision-making powers to obtain the majority of the benefits of the activities of the SPE.

Quantitative factors – hereinafter referred to as ‘the majority of risks and rewards of ownership’. In substance:

•	HSBC has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidental to the activities of the SPE; and
•	HSBC retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

     In a number of cases, these SPEs are accounted for off-balance sheet under IFRSs where HSBC does not have the majority of the risks and rewards of ownership of the SPE. However in certain circumstances, after careful consideration of the facts, HSBC consolidates an SPE where, although it does not obtain the majority of risks and rewards of ownership, the qualitative features of HSBC’s involvement indicate that, in substance, the activities of the SPE are being conducted on behalf of HSBC.

     HSBC reassesses the required consolidation accounting tests whenever there is a change in the substance of a relationship between HSBC and an SPE, for example, when there is a change in HSBC’s involvement or there is a change in the governing rules, contractual arrangements or capital structure of the SPE. The most significant categories of SPEs are discussed in more detail below.

Structured investment vehicles

Structured investment vehicles (‘SIVs’) are SPEs which are established to invest in diversified portfolios of interest-earning assets, generally comprising asset-backed debt securities and other debt securities issued by financial institutions or corporates. SIVs are typically funded through the issue of CP, medium-term notes or other senior debt (collectively referred to as ‘senior debt’), repo financing, and subordinated income or mezzanine notes (commonly referred to as ‘capital notes’). The sponsor of the SIV would typically provide only limited liquidity support to the senior debt investors through committed liquidity facilities.

     SIVs are structured to provide investors with the opportunity to invest in a range of assets depending on their risk preference. Senior debt issued by SIVs is structured to be highly rated and the SIVs are managed within strict operating criteria. Liquidity in SIVs is primarily managed by rolling over debt at maturity or, if that is not possible, by the sale of assets to provide protection to senior debt holders. SIVs are typically subject to market value and net asset value triggers which underpin the external credit ratings of the senior debt. The liquidity risk in SIVs is managed by controlling the maximum cumulative cash outflow occurring in defined time periods.

     HSBC sponsored the establishment of two SIVs, Cullinan and Asscher in August 2005 and May 2007, respectively, which were successful in obtaining funding from investors, who subscribed for senior

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Off balance sheet arrangements and SPEs debt and capital notes. These SIVs were not consolidated on inception because HSBC did not have the majority of risks and rewards of ownership and it was not anticipated that HSBC would provide significant funding to these SIVs. HSBC is the manager for both SIVs, and was committed from inception to provide limited support by way of contractually committed liquidity lines on normal commercial terms.

     The maximum size of each SIV during 2007, as measured by the par value of the SIV’s total assets, together with the maximum exposure HSBC had under its committed liquidity facilities, was as follows:

		HSBC
	Maximum	committed
	size of	liquidity
	SIV	facility
	US$bn	US$bn

Cullinan	42.2	0.50
Asscher	8.7	0.25

	50.9	0.75

     From mid-August 2007, liquidity in the wholesale markets became severely disrupted, principally as a result of valuation concerns over securities linked to US sub-prime mortgage loans, resulting in funding difficulties for many SPEs, including SIVs. At the outset, bank-sponsored SIVs were less affected and, initially, Cullinan and Asscher continued to fund themselves in the CP market.

     By the end of the third quarter of 2007, it became clear that the disruption in the supply of CP funding for the SIV market was not a temporary situation and, as a consequence, by the end of September 2007, HSBC provided US$16.7 billion of funding to Cullinan and Asscher in the form of repos, CP purchases and the acquisition of US$4.1 billion of assets at fair value from Cullinan.

     During the same period, the market value of certain assets held by Cullinan and Asscher fell because the market liquidity position had weakened and credit spreads had widened.

     From October 2007, all the capital note holders of Cullinan were given the option to switch their capital note holdings for a share of the assets of the SIV. As part of this offer, HSBC switched its entire holding in Cullinan capital notes for Cullinan assets. The par value and market value of the assets purchased amounted to US$709 million and US$684 million respectively. The consideration paid comprised HSBC’s capital note holding with an aggregate par value of US$50 million (fair value

US$25 million) and cash of US$659 million. In addition, in January 2008, HSBC purchased Cullinan capital notes from existing holders with a par value of US$171 million (fair value US$39 million), and then exchanged such Cullinan capital notes, together with cash of US$2,302 million, for Cullinan assets with a par value of US$2,473 million and a market value of US$2,341 million.

     In November 2007, HSBC announced its intention to provide investors in Cullinan and Asscher with the option to exchange their capital notes for notes issued by one or more new SPEs, with term funding and liquidity to be provided by HSBC.

     Based on a careful evaluation of all the facts and circumstances, HSBC concluded that this announcement had substantively changed the relationship HSBC had with these SIVs such that HSBC was required to consolidate these SIVs from November 2007.

     After the announcement in November 2007, two new SPEs, an asset-backed commercial paper conduit and a term funding vehicle, were established in respect of Cullinan. Each SPE has been set up so that its continuing operation is not as sensitive as Cullinan to market value fluctuations in its underlying assets. These SPEs will be funded either by CP backed by a 100 per cent liquidity facility provided by HSBC, or by term funding provided by HSBC. This reorganisation addresses the two main challenges for the SIV sector which could force asset sales: the inability to fund in the CP markets, and the sensitivity of the continuing operation of SIVs to changes in the market value of their underlying assets.

     The new SPEs have agreed to purchase Cullinan’s assets, over a time period that is anticipated to coincide with the maturity of Cullinan’s senior debt. The purchase price was based on the fair value of Cullinan’s assets as at 21 January 2008.

     In January 2008, investors in the capital notes issued by Cullinan were given the option to exchange their existing capital notes for the capital notes in the new SPEs.

     On 13 February 2008, the par value of the capital notes outstanding in Cullinan amounted to US$1.9 billion. On this date, all the holders of the remaining capital notes in Cullinan elected to exchange their existing holding for capital notes in the new SPEs. The holders of such capital notes will bear the risks of any losses arising in the new SPEs

Back to Contents

up to the par value of their holding in the capital notes.

     The holders of the capital notes in Asscher continue to bear the risk of any first losses in the assets held by the SIV. It is proposed to reorganise Asscher following the completion of the Cullinan exchange.

     The effect of consolidating Cullinan and Asscher on HSBC’s balance sheet was to include US$42.5 billion of both assets and liabilities from November 2007. This included capital notes of US$38.1 million, holdings of CP of US$4.7 billion and repos of US$8.5 billion previously recognised on HSBC’s balance sheet.

     An analysis of the assets held by Cullinan and Asscher at 31 December 2007 and 2006 is set out below.

Cullinan – Ratings analysis of assets

	2007	2006
	US$bn	US$bn
S&P ratings
AAA	22.2	23.1
AA	2.9	2.3
A	3.1	3.5
BBB	0.1	0.1

Total investments	28.3	29.0
Cash and other assets	5.0	1.5

Total assets	33.3	30.5

Cullinan – Composition of asset portfolio

	2007	2006
	US$bn	US$bn
Asset class
Structured finance
Residential mortgage-backed securities	9.9	11.9
Commercial mortgage-backed securities	3.7	3.9
Collateralised debt obligations	3.8	3.0
Student loan securities	2.2	2.3
Home equity lines of credit securities	1.3	2.0
Vehicle finance loans securities	0.3	0.4
Credit loan securities	0.1	0.2
Other asset-backed securities	4.5	0.8

Total structured finance assets	25.8	24.5

Finance
Commercial bank debt securities and deposits	6.3	5.1
Investment bank debt securities	0.7	0.6
Finance company debt securities	0.5	0.3

Total bank and finance company assets	7.5	6.0

Total assets	33.3	30.5

     These assets included US$2 billion (2006: US$2.7 billion) of exposure to US sub-prime mortgages, all of which are rated AAA.

Cullinan – Total assets by balance sheet classification

2007
US$bn

Derivative a ssets	0.2
Loans and advances to banks	2.4
Financial investments	30.5
Other assets	0.2

33.3

Cullinan – Weighted-average maturity of assets

	2007	2006
	US$bn	US$bn

0-6 months	6.1	1.5
6-12 months	1.6	1.0
Greater than 12 months	25.6	28.0

Total assets	33.3	30.5

     The weighted average life of the portfolio at 31 December 2007 was 4 years (2006: 3.63 years).

Cullinan – Funding structure

		Provided
	Total	by HSBC
	US$bn	US$bn
2007
Capital notes	1.0	–
Commercial paper	5.3	2.3
Medium-term notes	19.7	3.8
Term repos executed	7.1	7.1

	33.1	13.2

2006
Capital notes	1.8	–
Commercial paper	9.1	–
Medium-term notes	19.2	–

	30.1	–

     The weighted average life of CP funding was 0.56 years (2006: 0.13 years) and the weighted average life of medium-term note funding was 1.13 years (2006: 0.64 years).

Asscher – Ratings analysis of assets

2007
US$bn
S&P ratings
AAA	6.1
AA	0.4
A	0.3

Total investments	6.8
Cash and other assets	0.6

Total assets	7.4

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Off balance sheet arrangements and SPEs

Asscher – Composition of asset portfolio

2007
US$bn
Asset class
Structured finance
Residential mortgage-backed securities	3.0
Commercial mortgage-backed securities	1.3
Collateralised debt obligations	1.1
Student loan securities	0.4
Home equity lines of credit securities	0.3
Credit loan securities	0.1
Other asset-backed securities	0.1

Total structured finance assets	6.3

Finance
Commercial bank debt securities and deposits	1.0
Investment bank debt securities	0.1
Finance company debt securities	–

Total bank and finance company assets	1.1

Total assets	7.4

     These assets included US$42 million of exposure to US sub-prime mortgages, all of which are rated AAA.

Asscher – Total assets by balance sheet classification

2007
US$bn

Derivative assets	0.1
Loans and advances to banks	0.7
Financial investments	6.6

7.4

Asscher – Weighted-average maturity of assets

2007
US$bn

0-6 months	0.8
6-12 months	0.6
Greater than 12 months	6.0

Total assets	7.4

     The weighted average life of the portfolio at 31 December 2007 was 3.7 years.

Asscher – Funding structure
	2007

		Provided
	Total	by HSBC
	US$bn	US$bn

Mezzanine notes	0.3	–
Commercial paper	2.0	0.1
Medium-term notes	3.5	1.5
Term repos executed	1.6	1.1

	7.4	2.7

     The weighted average life of CP funding liabilities was 0.44 years and the weighted average life of medium-term note funding liabilities was 1.03 years.

Money market funds

HSBC has established and manages a number of money market funds which provide customers with tailored investment opportunities. These SPEs have narrow and well-defined objectives and typically HSBC does not have any holdings in the SPEs of sufficient size to represent the majority of the risks and rewards of ownership.

     In aggregate, HSBC had established money market funds which had total assets of US$109 billion at 31 December 2007 (2006: US$93 billion).

     These are the main sub-categories of money market funds:

•	US$57 billion (2006: US$41 billion) in Constant Net Asset Value (‘CNAV’) funds, which invest in shorter-dated and highly-rated money market securities with the objective of providing investors with a highly liquid and secure investment;

•	US$12 billion (2006: US$15 billion) in French domiciled dynamique (‘dynamic’) funds and Irish ‘enhanced’ funds, together Enhanced Variable Net Asset Value (‘Enhanced VNAV’) funds, which invest in longer-dated money market securities to provide investors with a higher return than traditional money market funds; and

•	US$40 billion (2006: US$37 billion) in various other money market funds, Variable Net Asset Value (‘VNAV’) funds including funds domiciled in Brazil, France, India, Mexico and other countries.

     These money market funds invest in a diverse portfolio of highly-rated debt instruments, including limited holdings in instruments issued by SIVs. At 31 December 2007, these funds’ exposure to SIVs was US$3.9 billion (2006: US$6.8 billion).

CNAV funds

CNAV funds price their assets on an amortised cost basis, subject to the amortised book value of the portfolio being within 50 basis points of its market value. This enables CNAV funds to create and liquidate shares in the fund at a constant price. If the amortised value of the portfolio were to vary by more than 50 basis points from its market value, the

Back to Contents

CNAV fund would be required to price its assets at market value, and consequently would no longer be able to create or liquidate shares at a constant price. This is commonly known as ‘breaking the buck’.

     HSBC’s CNAV funds hold senior notes issued by a number of SIVs and, due to current market liquidity conditions and consequential actions of the rating agencies, the market value of this SIV paper has deteriorated. This has caused the CNAV funds to record unrealised losses on their SIV investments. While the majority of these SIVs are bank-sponsored, and are not judged to be impaired, there are holdings in three independent SIVs which have experienced greater difficulties; two of these, in which HSBC’s CNAV funds have invested US$0.3 billion, were placed in enforcement in early 2008; the process by which the winding down of the independent SIVs and repaying secured creditors begins.

     The deterioration in the market value of holdings of SIV paper raised the possibility that certain CNAV funds would be forced to realise liquid assets to meet potential redemptions. To help address this potential impact, on 24 December 2007, HSBC provided two letters of limited indemnity, capped at US$33 million and £4 million (US$8 million) respectively, in relation to certain holdings of SIV assets of two of its CNAV funds with total assets under management (‘AUM’) at 31 December 2007 of US$27.1 billion. These limited indemnities did not result in HSBC consolidating these funds because HSBC was not exposed to the majority of the risks and rewards of ownership and the investors of the funds continue to bear the first loss. Separately, in December 2007, HSBC acquired US$0.3 billion of SIV paper at fair value from these CNAV funds.

     Since 31 December 2007, HSBC has provided two additional letters of limited indemnity capped at US$33 million and £2 million (US$4 million) respectively, in relation to certain holdings of SIV assets of a further two CNAV funds with AUM at 31 December 2007 of US$8.7 billion. HSBC is not exposed to the majority of risks and rewards of ownership of the funds.

     HSBC has continued to create and liquidate shares in all its CNAV funds at a constant price.

Enhanced VNAV funds

Enhanced VNAV funds price their assets on a fair value basis and consequently prices may change from one day to the next. These funds pursue an ‘enhanced’ investment strategy, as part of which investors accept greater credit and duration risk in the expectation of higher returns.

     Money market activities are highly developed in France due to the historical restriction on the payment of interest on current accounts, and the search for enhanced yields has resulted in sophisticated money market funds which are essentially used as an alternative to cash. However, since July 2007, French dynamic money market funds have experienced unprecedented redemption requests caused by the market’s lack of confidence in funds containing exposure primarily to US sub-prime assets. In August 2007, the decision by two French institutions to suspend withdrawals from certain asset-backed securities funds caused a general acceleration of redemption requests on dynamic money market funds.

     In the third quarter of 2007, HSBC acquired underlying assets and shares in two of its dynamic money market funds of €1.2 billion (US$1.8 billion) and €0.6 billion (US$0.9 billion) respectively to fund asset redemptions. No additional shares were acquired in the fourth quarter. HSBC’s aggregate holding in these funds at 31 December 2007 was €0.9 billion (US$1.3 billion). The total AUM of these two funds at 31 December 2007 was €2.1 billion (US$3.1 billion). These funds were not consolidated by HSBC at 31 December 2007 because the acquisition of additional shares in these funds did not expose HSBC to the majority of risks and rewards of ownership. However, post year end, one of the funds has been consolidated by HSBC as a result of continued redemptions by unit holders which caused HSBC’s percentage holding in the funds to increase to a level where HSBC would obtain the majority of risks and rewards of ownership.

     A further Enhanced VNAV fund experienced high shareholder redemptions in the fourth quarter of 2007 which depleted its stock of liquid assets, reducing its ability to meet further redemption payments. During November 2007, HSBC made two purchases of shares in the fund for US$0.3 billion and US$0.1 billion, respectively, to fund asset redemptions. This resulted in HSBC consolidating the fund because its resultant holding of 52 per cent represents the majority of risks and rewards of ownership.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Off balance sheet arrangements and SPEs

Total assets of HSBC’s money market funds

	2007	2006
	US$bn	US$bn

CNAV funds	56.8	40.9
Enhanced VNAV funds	11.9	15.2
VNAV funds	40.2	36.9

	108.9	93.0

Total assets of HSBC’s money market funds, which are off-balance sheet

	2007	2006
	US$bn	US$bn

CNAV funds	56.8	40.9
Enhanced VNAV funds	6.2	13.1
VNAV funds	40.2	36.9

	103.2	90.9

     HSBC’s financial investments in off-balance sheet money market funds at 31 December 2007 amounted to US$2.9 billion (2006: US$0.7 billion). These assets have been classified as available-for-sale securities and measured at fair value.

     Total assets of HSBC’s money market funds which are on-balance sheet at 31 December 2007 amounted to US$5.7 billion (2006: US$2.1 billion). These assets have been measured at fair value; US$0.7 billion (2006: nil) were classified as trading assets, and US$5 billion (2006: US$2.1 billion) were designated at fair value.

Non-money market investment funds

HSBC has also established a large number of non-money market funds to enable customers to invest in a range of assets, typically equities and debt securities. At the launch of a fund HSBC, as fund manager, typically provides a limited amount of initial capital known as ‘seed capital’ to enable the fund to start purchasing assets. These holdings are normally redeemed over time. The majority of these funds are off-balance sheet because in view of HSBC’s limited economic interest, HSBC does not have the majority of the risks and rewards of ownership.

Total assets of HSBC’s non-money market funds

	2007	2006
	US$bn	US$bn
Assets under management
Specialist funds	132.0	123.3
Local Investment Management funds	108.8	89.9
Multi-manager	30.4	22.3

	271.2	235.5

Total assets of HSBC’s non-money market funds which are off-balance sheet

	2007	2006
	US$bn	US$bn

Specialist funds	131.0	122.9
Local Investment Management funds	105.7	88.0
Multi-manager	30.4	22.3

	267.1	233.2

     HSBC’s financial investments in off-balance sheet non-money market funds at 31 December 2007 amounted to US$2.7 billion (2006: US$2.0 billion). These assets have been classified as available-for-sale securities and measured at fair value.

Total assets of HSBC’s non-money market funds, which are on-balance sheet

	2007	2006
	US$bn	US$bn

Specialist funds	1.0	0.4
Local Investment Management funds	3.1	1.9

	4.1	2.3

Total assets of HSBC’s non-money market funds which are on-balance sheet, by balance sheet classification

	2007	2006
	US$bn	US$bn

Cash	0.4	0.2
Trading assets	0.5	0.2
Financial instruments designated at fair value	3.0	1.8
Financial investments	0.2	0.1

	4.1	2.3

Conduits

HSBC sponsors and manages two types of conduits which issue CP; multi-seller conduits and securities investment conduits. HSBC consolidated these conduits from inception because it is exposed to the majority of risks and rewards of ownership.

     Multi-seller conduits have been established for the purpose of providing alternative sources of financing to HSBC’s clients, for example, in respect of discrete pools of vehicle finance loan receivables.

     The multi-seller conduits purchase or fund interests in diversified pools of third party assets, which are financed by the issuance of CP. The cash flows received by the conduits are utilised to service payments to clients and to provide a commercial rate of return for HSBC. CP issued by the multi-seller

Back to Contents

conduits carries highly liquid short-term ratings, and benefits from liquidity facilities typically provided by HSBC. HSBC also provides secondary credit enhancements under the terms specified in the relevant programme documentation. HSBC’s multi-seller conduits are Regency Assets Limited (‘Regency’), Bryant Park Funding LLC (‘Bryant Park’), Abington Square Funding LLC (‘Abington Square’), and Performance Trust.

     Due to lack of investor interest from the middle of 2007 in extendable CP, including that issued by Abington Square, HSBC provided finance to the conduit by purchasing the majority of its extendable CP from investors. In February 2008, the remaining assets within the conduit were refinanced and the CP repaid. The other multi-seller conduits are supported by liquidity facilities typically provided by HSBC. While these facilities do not provide for liquidity payments against defaulted assets they will in all cases provide for repayment of 100 per cent of CP that is covered by non-defaulted receivables.

     Performance Trust was originally consolidated by HSBC, and later deconsolidated because HSBC retired the programme wide credit enhancement and the first loss note was sold to a third party during 2006. However, due to lack of liquidity in the market, Performance Trust experienced funding difficulties in the fourth quarter of 2007 and HSBC purchased Performance Trust’s CP as it became due. This resulted in HSBC consolidating the fund because its resultant holding of 83 per cent represents the majority of risks and rewards of ownership.

     Securities investment conduits purchase highly rated asset-backed securities and facilitate tailored investment opportunities for HSBC’s investor clients. HSBC’s securities investment conduit is Solitaire Funding Limited (‘Solitaire’).

     An analysis of the assets held by Solitaire at 31 December 2007 and 2006 is set out below.

Solitaire – Ratings analysis of assets

	2007	2006
	US$bn	US$bn
S&P Ratings
AAA	20.8	20.2

Total investments	20.8	20.2
Cash and other assets	0.8	0.2

Total assets	21.6	20.4

Solitaire – Composition of asset portfolio

	2007	2006
	US$bn	US$bn
Asset class
Structured finance
Residential mortgage-backed securities	8.7	9.4
Commercial mortgage-backed securities	3.7	3.1
Collateralised debt obligations	3.1	2.5
Student loans securities	3.5	3.0
Home equity lines of credit securities	0.6	0.8
Vehicle finance loans securities	0.1	0.2
Credit loans s ecurities	0.3	0.3
Other asset-back securities	1.0	0.9

Total structured finance assets	21.0	20.2

Finance
Commercial bank debt securities and deposits	0.6	0.2

Total bank and finance company assets	0.6	0.2

Total assets	21.6	20.4

     These assets include US$1.1 billion (2006: US$1.8 billion) of exposure to US sub-prime mortgages, all of which are rated AAA.

Solitaire – Total assets by balance sheet classification

	2007	2006
	US$bn	US$bn

Financial instruments designated at fair value	0.1	0.1
Derivative assets	0.1	–
Loans and advances to banks	0.2	–
Financial investments	20.6	20.1
Other assets	0.6	0.2

	21.6	20.4

Solitaire – Funding structure

		Provided
	Total	by HSBC
	US$bn	US$bn
2007
Commercial paper	23.0	7.8

2006
Commercial paper	20.2	–

     The consolidation of HSBC’s conduits resulted in HSBC consolidating assets of US$37.4 billion (2006: US$35.0 billion, excluding Performance Trust).

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Other financial information > Off balance sheet arrangement and SPEs

Total assets of HSBC’s conduits by balance sheet classification, which are on-balance sheet

	2007	2006
	US$bn	US$bn

Financial instruments designated at fair value	0.1	0.1
Derivative assets	0.1	–
Loans and advances to banks	0.2	–
Loans and advances to customers	14.9	9.6
Financial investments	21.1	24.6
Other assets	1.0	0.7

	37.4	35.0

Securitisations

HSBC uses SPEs to securitise customer loans and advances it has originated mainly in order to diversify its sources of funding, and for capital efficiency. In such cases, the loans and advances are transferred by HSBC to the SPEs for cash, and the SPEs issue debt securities to investors. Credit enhancements are used to obtain investment grade ratings on the senior debt issued by the SPEs.

     Except for one securitisation, with total assets of US$0.5 billion (2006: US$0.5 billion), where the SPE has not been consolidated because HSBC does not have the majority of risks and rewards of ownership, these SPEs are consolidated by HSBC. HSBC also established term securitisation programmes in the US and Germany where third party loans are securitised. The majority of these vehicles are not consolidated by HSBC as it is not exposed to majority of risks and rewards of ownership in the SPEs.

     HSBC also uses SPEs for capital management purposes in respect of its originated customer loans and advances, where only the credit risk associated with the customer loans and advances is transferred by HSBC to the SPE using credit derivatives. These securitisations are commonly known as synthetic securitisations. These SPEs are consolidated where HSBC is exposed to the majority of risks and rewards of ownership.

Total assets of HSBC’s securitisations, by balance sheet classification, which are on-balance sheet

	2007	2006
	US$bn	US$bn

Trading assets	3.6	0.3
Loans and advances to customers	70.5	68.7
Financial investments	0.1	0.2
Other assets	1.5	3.0
Derivatives	0.1	–

	75.8	72.2

Total assets of HSBC’s securitisations, which are off-balance sheet

	2007	2006
	US$bn	US$

HSBC originated assets	0.5	0.5
Non-HSBC originated assets – term securitisation programmes	17.3	17.3

	17.8	17.8

     HSBC’s financial investments in off-balance sheet securitisations at 31 December 2007 amounted to US$0.7 billion (2006: US$0.7 billion). These assets include assets that have been securitised by HSBC under arrangements in which HSBC retains a continuing involvement in such assets which are classified as available-for-sale securities and measured at fair value. Further details are provided in Note 20 on the Financial Statements.

Other

HSBC also establishes SPEs in the normal course of business for a number of purposes, for example, structured credit transactions for customers to provide finance to public and private sector infrastructure projects, and for asset and structured finance (‘ASF’) transactions.

Structured credit transactions

HSBC provides structured credit transactions to third party professional and institutional investors who wish to obtain exposure, sometimes on a leveraged basis, to a reference portfolio of debt instruments. The investors obtain the risks and rewards of the relevant reference portfolios by purchasing notes issued by the SPEs. The SPEs enter into contracts with HSBC, generally in the form of derivatives, in order to pass the risks and rewards of the reference portfolios to the SPEs. HSBC’s risk in relation to the derivative contracts with the SPEs is managed within HSBC’s trading market risk framework (see Market Risk Management on page 248).

     The transactions are facilitated through SPEs in order that the notes issued to the investors can be rated. The SPEs are not consolidated by HSBC because the investors bear substantially all the risks and rewards of ownership through the notes. The exception would be in circumstances where HSBC itself holds a majority of the notes in particular SPEs.

     The total fair value of liabilities (notes issued and derivatives) in structured credit transaction SPEs amounted to US$23.6 billion at 31 December 2007 (2006: US$7.9 billion). These amounts include

Back to Contents

US$0.1 billion (2006: US$0.7 billion) in SPEs that were consolidated by HSBC.

Other uses of SPEs

HSBC participates in ‘Public-Private Partnerships’ to provide financial support for infrastructure projects initiated by government authorities. The funding structure is commonly achieved through the use of SPEs. HSBC consolidates these SPEs where it is exposed to the majority of risks and rewards of the vehicles.

     HSBC’s ASF business specialises in leasing and arranging finance for aircraft and other physical assets, which it is customary to ring-fence through the use of SPEs, and in structured loans and deposits where SPEs introduce cost efficiencies. HSBC consolidates these SPEs where the substance of the relationship indicates that HSBC controls the SPE.

     HSBC’s risks and rewards of ownership in these SPEs are in respect of its on-balance sheet assets and liabilities.

Third party sponsored SPEs

HSBC’s exposure to third party sponsored SIVs, conduits and securitisations have arisen through normal banking arrangements on standard market terms. HSBC did not provide any credit enhancement to third party SIVs, conduits and securitisations.

HSBC’s commitments under liquidity facilities to third party SIVs, conduits and securitisations

	Commit-
	ments	Drawn
	US$bn	US$bn
2007
Third party SIVs	0.3	–
Third party conduits	5.3	0.4
Third party securitisations	0.5	–

	6.1	0.4

2006
Third party SIVs	0.2	–
Third party conduits	5.4	–
Third party securitisations	0.5	–

	6.1	–

Other exposures to third party SIVs, conduits and securitisations where a liquidity facility has been provided

	2007	2006
	US$bn	US$

Derivative assets	0.2	0.1

Other off-balance sheet arrangements and commitments

Financial guarantees, letters of credit and similar undertakings

Note 41 on the Financial Statements describes various types of guarantees and discloses the maximum potential future payments under such arrangements. Credit risk associated with all forms of guarantees is assessed in the same manner as for on-balance sheet credit advances and, where necessary, provisions for assessed impairment are included in ‘Other provisions’.

Commitments to lend

Undrawn credit lines are disclosed in Note 41 on the Financial Statements. The majority by value of undrawn credit lines arise from ‘open to buy’ lines on personal credit cards, advised overdraft limits and other pre-approved loan products, and mortgage offers awaiting customer acceptance. HSBC generally has the right to change or terminate any conditions of a personal customer’s overdraft, credit card or other credit line upon notification to the customer. In respect of corporate commitments to lend, in most cases HSBC’s position will be protected through restrictions on access to funding in the event of material adverse change.

Leveraged finance transactions

Loan commitments in respect of leveraged finance transactions are accounted for as derivatives where it is HSBC’s intention to sell the loan after origination. As at 31 December 2007, HSBC’s commitments in respect of leveraged finance transactions were US$8.9 billion, of which US$6.0 billion were funded and US$2.9 billion were un-funded. During 2007, losses of US$195 million were recognised in trading income relating to transactions priced prior to the dislocation in the market. Transactions priced subsequent to the widening of credit spreads have not resulted in any material net write-downs.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Financial Review (continued)

Disclosure controls /Management’s assessment of internal controls

Disclosure controls

The Group Chairman and Group Finance Director, with the assistance of other members of management, carried out an evaluation of the effectiveness of the design and operation of HSBC Holdings’ disclosure controls and procedures as of 31 December 2007. Based upon that evaluation, the Group Chairman and Group Finance Director concluded that HSBC’s disclosure controls and procedures as of 31 December 2007 were effective to provide reasonable assurance that information required to be disclosed in the reports which the company files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

     There has been no change in HSBC Holdings’ internal control over financial reporting during the year ended 31 December 2007 that has materially affected, or is reasonably likely to materially affect, HSBC Holdings’ internal control over financial reporting.

Management’s assessment of internal controls

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting, and has completed an assessment of the effectiveness of the Group’s internal control over financial reporting as of 31 December 2007. In making the assessment, management used the framework for Director’s internal control evaluation contained within the Combined Code (‘The Revised Turnbull Guidance’), as well as the criteria established by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in ‘Internal Control-Integrated Framework’.

     Based on the assessment performed, management concluded that as at 31 December 2007, the Group’s internal control over financial reporting was effective.

     KPMG Audit Plc, which has audited the consolidated financial statements of the Group for the year ended 31 December 2007, has also audited the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No.5 of the Public Company Accounting Oversight Board (United States) as stated in their report on pages 334 and 335.

191a

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk

Regulation and supervision

1	Unaudited.
2	Audited.
3	Audited where indicated.

Regulation and supervision

(Unaudited)

With listings of its ordinary shares in London, Hong Kong, New York, Paris and Bermuda, HSBC Holdings complies with the relevant requirements for listing and trading on each of these exchanges. In the UK, these are the Listing Rules of the Financial Services Authority (‘FSA’); in Hong Kong, The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (‘HKSE’); in the US, where the shares are traded in the form of ADSs, HSBC Holdings’ shares are registered with the US Securities and Exchange Commission (‘SEC’). As a consequence of its US listing, HSBC Holdings is also subject to the reporting and other requirements of the US Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange’s (‘NYSE’) Listed Company Manual, in each case as applied to foreign private issuers. In France and Bermuda, HSBC Holdings is subject to the listing rules of Euronext, Paris and the Bermuda Stock Exchange respectively, applicable to companies with secondary listings.

     A statement of HSBC’s compliance with the code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council and with the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in the ‘Report of the Directors: Governance’ on page 289.

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

Back to Contents

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

     In June 2004, the Basel Committee on Banking Supervision introduced a new capital adequacy framework to replace the 1988 Basel Capital Accord in the form of a final Accord (commonly known as ‘Basel II’). Details of the EU’s implementation of Basel II and how this will affect HSBC are set out on page 284.

UK regulation and supervision

UK banking and financial services institutions are subject to multiple regulations. The primary UK statute is the Financial Services and Markets Act 2000 (‘FSMA’). Additionally, data privacy is regulated by the Data Protection Act 1998. Other UK financial services legislation is derived from EU directives relating to banking, securities, insurance, investment and sales of personal financial services.

     The FSA is responsible for authorising and supervising UK financial services institutions and regulates all HSBC’s businesses in the UK which require authorisation under the FSMA. These include deposit taking, retail banking, life and general insurance, pensions, investments, mortgages, custody and branch share-dealing businesses, and treasury and capital markets activity. HSBC Bank is HSBC’s principal authorised institution in the UK.

     FSA rules establish the minimum criteria for authorisation for banks and financial services businesses in the UK. They also set out reporting (and, as applicable, consent) requirements with regard to large individual exposures and large exposures to related borrowers. In its capacity as supervisor of HSBC on a consolidated basis, the FSA receives information on the capital adequacy of, and sets requirements for, HSBC as a whole. Further details on capital measurement are included in ‘Capital management and allocation’ on pages 282 to

284. The FSA’s approach to capital requirements for UK insurers is to require minimum capital to be calculated on two bases. First, firms must calculate their liabilities on a prudent basis and add a statutory solvency margin (Pillar 1). Secondly, firms must calculate their liabilities on a realistic basis then add to this their own calculation of risk-based capital. The sum of realistic reserves and risk-based capital (Pillar 2) is agreed with the FSA. Insurers are required to maintain capital equal to the higher of Pillars 1 and 2. The FSA has the right to object, on prudential grounds, to persons who hold, or intend to hold, 10 per cent or more of the voting power of a financial institution.

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

     Consumers of UK financial services institutions are covered by the Financial Services Compensation Scheme (‘FSCS’), which is the UK’s statutory fund of last resort. It deals with claims against authorised institutions that are unable, or likely to be unable, to pay claims against them, for example if an institution has stopped trading or is in insolvency. FSCS protects deposits, investments, insurance and mortgage advice and arranging, and is funded by levies on institutions authorised by the FSA. The maximum levels of compensation are available on www.fscs.org.uk/consumer.

Hong Kong regulation and supervision

Banking in Hong Kong is subject to the provisions of the Banking Ordinance, and to the powers, functions and duties ascribed by the Banking Ordinance to the Hong Kong Monetary Authority (the ‘HKMA’). The principal function of the HKMA is to promote the general stability and effective working of the banking system in Hong Kong. The

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Regulation and supervision

HKMA is responsible for supervising compliance with the provisions of the Banking Ordinance. The Banking Ordinance gives power to the Chief Executive of Hong Kong to give directions to the HKMA and the Financial Secretary with respect to the exercise of their respective functions under the Banking Ordinance.

     The HKMA has responsibility for authorising banks, and has discretion to attach conditions to its authorisation. The HKMA requires that banks or their holding companies file regular prudential returns, and holds regular discussions with the management of the banks to review their operations. The HKMA may also conduct ‘on-site’ examinations of banks and, in the case of banks incorporated in Hong Kong, of any local and overseas branches and subsidiaries. The HKMA requires all authorised institutions to have adequate systems of internal control and requires the institutions’ external auditors, upon request, to report on those systems and other matters such as the accuracy of information provided to the HKMA. In addition, the HKMA may from time to time conduct tripartite discussions with banks and their external auditors.

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

     The HKMA implemented Basel II with effect from 1 January 2007 for all Authorised Institutions incorporated in Hong Kong. As under Basel I, each Authorised Institution is required to maintain a capital adequacy ratio (calculated as the ratio of the bank’s capital base to its risk-weighted exposure) of at least 8 per cent. For banks with subsidiaries, the HKMA is empowered to require that the ratio be calculated on a solo and consolidated basis. The HKMA is empowered to increase the minimum capital adequacy ratio (to up to 16 per cent), after consultation with the bank.

     Hong Kong depositors are covered by the Deposit Protection Scheme, which covers deposits kept with licensed banks in Hong Kong. All such banks are scheme members unless specifically exempted, and are required to contribute to the funding of the scheme. In the event of the insolvency of a scheme member, each depositor is entitled to receive up to HK$100,000. Only traditional Hong Kong dollar or foreign currency deposits in Hong Kong are covered by the scheme and other deposit products like structured deposits, secured deposits, bearer instruments and offshore deposits are not protected.

     The marketing of, dealing in and provision of advice and asset management services in relation to securities in Hong Kong are subject to the provisions of the Securities and Futures Ordinance of Hong Kong (‘Securities and Futures Ordinance’). Entities engaging in activities regulated by the Securities and Futures Ordinance are required to be licensed. The HKMA is the primary regulator for banks involved in the securities business, while the Securities and Futures Commission is the regulator for non-banking entities.

     In Hong Kong, insurance business is regulated under the Insurance Companies Ordinance and by the Insurance Authority of Hong Kong. The IAHK is responsible for the licensing of insurers and insurance brokers, although insurance business can also be licensed by the Confederation of Insurance Brokers (‘CIB’). Separately , insurance agents are licensed by the Hong Kong Federation of Insurers (‘HKFI’). Both the HKFI and the CIB have enacted Codes of Conduct for insurance agents and brokers respectively and can impose sanctions for misbehaviour or breach.

     HSBC Insurance (Asia-Pacific) Holdings Limited (‘INAH’) is licensed by the IA as an insurer. The Hongkong and Shanghai Banking Corporation, which is authorised by the HKFI, acts as an agent for INAH, and HSBC Insurance Brokers (Asia-Pacific) Limited acts as insurance brokers licensed by the CIB.

US regulation and supervision

HSBC is subject to extensive federal and state supervision and regulation in the US. Banking laws

Back to Contents

and regulations of the Federal Reserve Board, the Office of the Comptroller of the Currency (‘OCC’) and the Federal Deposit Insurance Corporation (‘FDIC’) govern many aspects of HSBC’s US business.

     HSBC and its US operations are subject to supervision, regulation and examination by the Federal Reserve Board because HSBC is a ‘bank holding company’ under the US Bank Holding Company Act of 1956 (‘BHCA’). HSBC and HSBC North America Holdings Inc. (‘HNAH’), formed to hold HSBC’s US and Canadian operations, are ‘bank holding companies’ by virtue of their ownership and control of HSBC Bank USA, N.A. (‘HSBC Bank USA’), HSBC National Bank USA (‘HSBC Bank Maryland’), and HSBC Trust Company (Delaware), N.A. (‘HSBC Bank Delaware’). These three banks are nationally chartered FDIC-insured, full-service commercial banks and members of the Federal Reserve System. HSBC also owns HSBC Bank Nevada, N.A. (‘HSBC Bank Nevada’), a nationally chartered bank limited to credit card activities which is also a member of the Federal Reserve System. These four banks are subject to regulation, supervision and examination by the OCC and, as their deposits are insured by the FDIC, they are subject to relevant FDIC regulation. Both HSBC and HNAH are registered as financial holding companies (‘FHC’s) under the BHCA, enabling them to offer a broad range of financial products and services through their subsidiaries. HSBC’s and HNAH’s ability to engage in expanded financial activities as FHCs depends upon HSBC and HNAH continuing to meet certain criteria set forth in the BHCA, including requirements that their US depository institution subsidiaries, HSBC Bank USA, HSBC Bank Maryland, HSBC Bank Nevada and HSBC Bank Delaware, be ‘well capitalised’ and ‘well managed’, and that such institutions have achieved at least a satisfactory record in meeting community credit needs during their most recent examinations pursuant to the Community Reinvestment Act. These requirements also apply to Wells Fargo HSBC Trade Bank, N.A., in which HSBC and HNAH have a 20 per cent voting interest in equity capital and a 40 per cent economic interest. Each of these depository institutions achieved at least the required rating during their most recent examinations. At 31 December 2007, HSBC Bank USA, HSBC Bank Maryland, HSBC Bank Nevada, HSBC Bank Delaware and Wells Fargo HSBC Trade Bank, N.A. were each well capitalised and well managed under Federal Reserve Board regulations.

     In general, under the BHCA, an FHC would be required, upon notice by the Federal Reserve Board,

to enter into an agreement with the Federal Reserve Board to correct any failure to comply with the requirements to maintain FHC status. Until such deficiencies are corrected, the Federal Reserve Board may impose limitations on the US activities of an FHC and depository institutions under its control. If such deficiencies are not corrected, the Federal Reserve Board may require an FHC to divest its control of any subsidiary depository institution or to desist from certain financial activities in the US.

     HSBC and HNAH are generally prohibited under the BHCA from acquiring, directly or indirectly, ownership or control of more than 5 per cent of any class of voting shares of, or substantially all the assets of, or exercising control over, any US bank, bank holding company or many other types of depository institutions and/or their holding companies without the prior approval of the Federal Reserve Board and potentially other US banking regulatory agencies.

     The Gramm-Leach-Bliley Act of 1999 (‘GLBA’) and the regulations issued thereunder contained a number of other provisions that affect HSBC’s operations and the operations of all financial institutions. One such provision contained detailed requirements relating to the financial privacy of consumers. In addition, the so-called ‘push-out’ provisions of GLBA removed the blanket exemption from registration for securities activities conducted in banks (including HSBC Bank USA) under the Exchange Act of 1934, as amended. New rules have been published to implement these changes and, when effective, will allow banks to continue to avoid registration as a broker or dealer only if they conduct securities activities that fall within a set of defined exceptions. A narrowed ‘dealer’ definition took effect in September 2003, and a narrowed ‘broker’ definition will take effect for each bank on the first day of its fiscal year following 30 September 2008. Pursuant to the new regulations, it is likely that certain securities activities currently conducted by HSBC Bank USA will need to be restructured or transferred to one or more US-registered broker-dealer affiliates effective from 1 January 2009.

     The US is party to the 1988 Basel I Capital Accord, and US banking regulatory authorities have adopted capital requirements for US banks and bank holding companies that are generally consistent with the Accord.

     The authorities have now published, on 7 December 2007, their final Basel II rules for credit and operational risk. These require mandated banking groups, which include HNAH, to have fully

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Regulation and supervision / Risk management

implemented Basel II by no later than 36 months after 1 April 2008, including the completion of a full 12-month parallel run. HSBC is analysing the rules to ensure that systems and processes, already largely developed and implemented, are aligned with the final requirements.

     In addition, US banking authorities have adopted ‘leverage’ capital requirements that generally require US banks and bank holding companies to maintain a minimum amount of capital in relation to their balance sheet assets (measured on a non-risk-weighted basis).

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

     The HSBC Group takes its obligations to prevent money laundering and terrorist financing very seriously. HSBC has policies, procedures and training intended to ensure that its employees know and understand HSBC’s criteria for when a client relationship or business should be evaluated as higher risk. As part of its continuing evaluation of risk, the HSBC Group monitors its activities in countries and entities subject to US economic sanctions programmes administered by the Office of Foreign Assets Control. HSBC’s business activities include correspondent banking services to banks located in some of these countries and private banking services for nationals of, and clients domiciled in, some of the countries. The Group has a small representative office in Tehran, Iran.

     The US State Department has designated certain countries (Cuba, Iran, North Korea, Sudan and Syria) as state sponsors of terrorism, and US law generally prohibits US persons from doing business with such countries. HSBC is aware of initiatives by governmental entities and institutions in the US to adopt rules, regulations or policies prohibiting transactions with or investments in entities doing business with such countries. The HSBC Group does not believe its business activities with counterparties in, or directly relating to, such countries are material to its business, and such activities represented a very small part of total assets at 31 December 2007 and total revenues for the year ended 31 December 2007.

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

Back to Contents

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

     HSBC’s US consumer finance operations are subject to extensive state-by-state regulation in the US, and to laws relating to consumer protection (both in general, and in respect of sub-prime lending operations, which have been subject to enhanced regulatory scrutiny); discrimination in extending credit; use of credit reports; privacy matters; disclosure of credit terms; and correction of billing errors. They also are subject to regulations and legislation that limit operations in certain jurisdictions. For example, limitations may be placed on the amount of interest or fees that a loan may bear, the amount that may be borrowed, the types of actions that may be taken to collect or foreclose upon delinquent loans or the information about a customer that may be shared. HSBC’s US consumer finance branch lending offices are generally licensed in those jurisdictions in which they operate. Such licences have limited terms but are renewable, and are revocable for cause. Failure to comply with applicable laws and regulations may limit the ability of these licensed lenders to collect or enforce loan agreements made with consumers and may cause the consumer finance lending subsidiary and/or its control person to be liable for damages and penalties.

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

Risk management

(Unaudited)

Introduction

All HSBC’s activities involve the measurement, evaluation, acceptance and management of some degree of risk, or combination of risks. The most important risk categories that the Group is exposed to are credit risk (including cross-border country risk), insurance risk, liquidity risk, market risk (including foreign exchange, interest rate and equity price risks), operational risks in various forms, pension risk, residual value risk, reputational risk and sustainability (environmental and social) risks.

     The management of these various risk categories is discussed below. Given the distinct characteristics of the insurance business, the management of its credit, liquidity and market risks is described alongside insurance risk in the section ‘Risk management of insurance operations’.

     The risk management framework established by the Group seeks to foster the continuous monitoring of the risk environment and an integrated evaluation of risks and their interdependencies.

Risk governance and ownership

A well-established risk governance and ownership structure ensures oversight of, and accountability for, the effective management of risk at Group, regional, customer group and operating entity levels.

     The Board of Directors of HSBC Holdings approves plans and performance targets for the Group and its principal subsidiaries, the appointment of senior officers, the delegation of authorities for credit and other risks and the establishment of effective control procedures. Under authority delegated by the Board of Directors, Group Management Board (‘GMB’) formulates high-level Group risk management policy.

     A separately convened Risk Management Meeting (‘RMM’) of GMB has the responsibility for exercising and delegating risk approval authorities, setting risk appetite and approving definitive risk policies and controls. It monitors all categories of risk, receives reports, determines action to be taken and reviews the efficacy of HSBC’s risk management framework.

     GMB and RMM are supported by a dedicated Group Risk function headed by the Group Chief Risk

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Credit risk management

Officer (‘GCRO’), who is a member of both GMB and RMM and reports to the Group Finance Director within an integrated Finance and Risk function. Similar structures involving the creation of local Chief Risk Officers are being extended to all major Group subsidiaries and customer groups during 2008. The Group Finance Director represents Finance and Risk on the HSBC Holdings Board.

     Primary responsibility for managing risk at operating entity level lies with the respective boards and Chief Executive Officers, as custodians of the relevant balance sheets. In turn, Group Risk has functional responsibility for the principal financial risk types, namely: retail and wholesale credit, market, operational and security/fraud risks. Within this structure, it establishes Group policy, exercises Group-wide oversight and provides reporting and analysis of portfolio composition on a global and a regional basis to senior management. Group Risk co-ordinates the further development of the risk appetite, economic capital and stress-testing frameworks. In addition, the GCRO is a member of the Group Portfolio Oversight Committee, chaired by the Group Treasurer, which governs the Group’s portfolio management activities for the wholesale business sector.

     HSBC’s risk management policies, encapsulated in the Group Standards Manual and cascaded in a hierarchy of policy manuals throughout the Group, are designed to support the formulation of risk appetite, guide employees and establish procedures for monitoring and controlling risks, with timely and reliable reporting to management. HSBC regularly reviews and updates its risk management policies and systems to reflect changes in markets, products and emerging best practice.

     It is the responsibility of all Group officers to identify, assess and manage risk within the scope of their assigned responsibilities. Personal accountability, reinforced by the Group’s governance structure and instilled by training, helps to foster throughout the Group a disciplined and constructive culture of risk management and control.

Credit risk

Credit risk management
(Audited)

Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from certain off-balance sheet products such as guarantees and credit derivatives, and from the Group’s holdings of assets in the form of debt securities.

HSBC has standards, policies and procedures dedicated to monitoring and managing risk from such activities.

     Within Head Office, the Group Risk function provides high-level centralised oversight and management of credit risk for HSBC worldwide. Its responsibilities include:

•	Formulating Group credit policy. Compliance, subject to approved dispensations, is mandatory for all HSBC’s operating companies, which must formulate and record in local instruction manuals their detailed credit policies and procedures, consistent with Group policy.

•	Guiding HSBC’s operating companies on the Group’s appetite for, and attitude to, credit risk exposure to specified market sectors, activities and banking products. Group Risk controls exposures to certain higher-risk sectors and closely monitors exposure to others, including: real estate, the automotive sector, certain non- bank financial institutions, structured products and leveraged finance transactions. When necessary, restrictions are imposed on new business or exposures, which may be capped at Group and/or entity level.

•	Undertaking independent review and objective assessment of risk. Group Risk assesses all commercial non-bank credit facilities and exposures – including those embedded in derivatives – that are originated or renewed by HSBC’s operating companies over designated limits, prior to the facilities being committed to customers or transactions being undertaken. Operating companies may not confirm credit approval without this concurrence.

•	Monitoring the performance and management of retail portfolios across the Group. Group Risk tracks emerging trends, overseeing the effective management of any adverse characteristics.

•	Controlling centrally exposures to sovereign entities, banks and other financial institutions. HSBC’s credit and settlement risk limits to counterparties in these sectors are approved and managed by Group Risk to optimise the use of credit availability and avoid excessive risk concentration.

•	Establishing and managing exposures to debt securities by establishing controls in respect of securities held for trading purposes and setting issuer limits for securities not held for trading.

•	Establishing and maintaining HSBC’s policy on large credit exposures, ensuring that

Back to Contents

concentrations of exposure by counterparty, sector or geography do not become excessive in relation to the Group’s capital base and remain within internal and regulatory limits. The approach is designed to be more conservative than internationally accepted regulatory standards. Group Risk also monitors HSBC’s intra-Group exposures to ensure they are maintained within regulatory limits. Plans are well developed to adopt the FSA’s new ‘Integrated Groups’ regime in accordance with the agreed transition timetable.

•	Controlling cross-border exposures, through the imposition of country limits with sub-limits by maturity and type of business. Country limits are determined by taking into account economic and political factors, and applying local business knowledge. Transactions with countries deemed to be higher risk are considered on a case by case basis.

•	Maintaining and developing HSBC’s risk rating framework and systems, to classify exposures meaningfully and enable focused management of the risks involved. The GCRO chairs the Credit Risk Analytics Oversight Committee, which reports to the RMM and oversees risk rating model governance for both wholesale and retail business. Rating methodologies are based upon a wide range of analytics and market data- based tools, which are core inputs to the assessment of customer risk. For larger facilities, while full use is made of automated risk rating processes, the ultimate responsibility for setting risk ratings rests with the final approving executive. Details of HSBC’s approach under Basel II to capital management and allocation in relation to risk may be found on page 284.

•	Reporting on aspects of the HSBC credit risk portfolio to the RMM, the Group Audit Committee and the Board of Directors of HSBC Holdings by way of a variety of regular and ad hoc reports covering:

	–	risk concentrations;

	–	retail portfolio performance at Group entity, regional and overall Group levels;

	–	specific higher-risk portfolio segments;

	–	individual large impaired accounts, and impairment allowances/charges for all customer segments;

	–	country limits, cross-border exposures and related impairment allowances;
	–	portfolio and analytical model performance data; and

	–	stress-testing results and recommendations.

•	Managing and directing credit risk management systems initiatives. HSBC has constructed a centralised database covering substantially all the Group’s direct lending exposures, to deliver an increasingly granular level of management reporting. An electronic credit application process for banks is operational throughout the Group and a similar corporate credit application system covers almost all Group corporate business by value.

•	Providing advice and guidance to HSBC’s operating companies, to promote best practice throughout the Group on credit-related matters such as sustainability risk, new products and training.

•	Acting on behalf of HSBC Holdings as the primary interface, for credit-related issues, with external parties including the Bank of England, the FSA, rating agencies, corporate analysts, trade associations and counterparts in the world’s major banks and non-bank financial institutions.

     Each HSBC operating company is required to implement credit policies, procedures and lending guidelines that conform to Group standards, with credit approval authorities delegated from the Board of Directors of HSBC Holdings to the relevant Chief Executive Officer. In each major subsidiary, a Chief Risk Officer or Chief Credit Officer reports to the local Chief Executive Officer or Chief Operating Officer on credit-related issues, maintaining a strong functional reporting line to the GCRO.

     Each operating company is responsible for the quality and performance of its credit portfolios and for monitoring and controlling all credit risks in its portfolios, including those subject to central approval by Group Risk. This includes managing its own risk concentrations by market sector, geography and product. Local systems are in place throughout the Group to enable operating companies to control and monitor exposures by customer and retail product segments.

     Special attention is paid to problem exposures, which are subject to more frequent and intensive review and reporting, in order to accelerate remedialaction. Where appropriate, HSBC’s local operating companies maintain or establish specialist units to provide customers with support in order to help them avoid default wherever possible.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Credit risk management

     Periodic risk-based audits of operating companies’ credit processes and portfolios are undertaken by HSBC’s Internal Audit function. Audits include consideration of the adequacy and clarity of credit policy/procedure manuals; an in-depth analysis of a representative sample of accounts; an overview of homogeneous portfolios of similar assets to assess the quality of the loan book and other exposures; consideration of any oversight or review work performed by credit risk management functions and the adequacy of impairment calculations; a review of analytical model governance and implementation; a review of management objectives and a check that Group and local standards and policies are adhered to in the approval and management of credit facilities.

     Individually significant accounts are reviewed on a sample basis to ensure that risk ratings are appropriate, that credit and collection procedures have been properly followed and that, when an account or portfolio evidences deterioration, impairment allowances are raised in accordance with the Group’s established processes. Internal Audit discusses with management risk ratings it considers to be inappropriate; after discussion, its final recommendations for revised ratings must then be adopted.

Collateral and other credit enhancements
(Audited)

Loans and advances

It is HSBC’s policy, when lending, to do so within the customer’s capacity to repay, rather than rely excessively on security. Depending on the customer’s standing and the type of product, facilities may be unsecured. Nevertheless, collateral can be an important mitigant of credit risk.

     Operating companies are required to implement appropriate guidelines on the acceptability of specific classes of collateral or credit risk mitigation, and determine suitable valuation parameters. Such parameters, structures and legal covenants are required to be subject to regular review to ensure that they are supported by empirical evidence and continue to fulfil their intended purpose. The principal collateral types are as follows:

•	in the personal sector, mortgages over residential properties;

•	in the commercial and industrial sector, charges over business assets such as premises, stock and debtors;

•	in the commercial real estate sector, charges over the properties being financed; and
•	in the financial sector, charges over financial instruments such as debt securities and equities in support of trading facilities.

     In addition, credit derivatives, including credit default swaps and structured credit notes, as well as securitisation structures, are used to manage credit risk in the Group’s loan portfolio.

     HSBC does not disclose the fair value of collateral held as security or other credit enhancements on loans and advances past due but not impaired, or on individually assessed impaired loans and advances, as it is not practicable to do so.

Other financial assets

Collateral held as security for financial assets other than loans and advances is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of asset-backed securities and similar instruments, which are secured by pools of financial assets.

     The ISDA Master Agreement is HSBC’s preferred agreement for documenting derivatives activity. It provides the contractual framework within which dealing activity across a full range of over-the-counter products is conducted, and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or other pre-agreed termination events occur. It is common, and HSBC’s preferred, practice for the parties to execute a Credit Support Annex (‘CSA’) in conjunction with the ISDA Master Agreement. Under a CSA, collateral is passed between the parties to mitigate the market-contingent counterparty risk inherent in the outstanding positions.

     Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each counterparty to cover the aggregate of all settlement risk arising from HSBC’s transactions with them, on any single day. Settlement risk on many transactions, particularly those involving securities and equities, is substantially mitigated through being effected via assured payment systems, or on a delivery-versus-payment basis.

Back to Contents

Credit quality of loans and advances
(Audited)

HSBC’s credit risk rating systems and processes differentiate exposures in order to highlight those with greater risk factors and higher potential severity of loss. For individually significant accounts, risk ratings are reviewed regularly and amendments, where necessary, are implemented promptly. Within the Group’s retail portfolios, risk is assessed and managed using a wide range of risk and pricing models.

     For many years, HSBC has deployed a seven-grade rating system based on a ‘composite’ assessment of the likelihood and extent of delinquency and risk mitigation (for details, see page 224).

     This legacy risk rating scale is being superseded by a more sophisticated and granular methodology, based on probability of default and loss estimates, compliant with an internal ratings-based (‘IRB’) approach required to support the Basel II framework for calculating the Group’s minimum capital requirement. The integration of this framework into reporting structures will enable Board and regulatory reporting on the new basis in accordance with the Group’s IRB obligations. The new framework is well embedded in the Group’s principal operating entities.

Impairment assessment
(Audited)

When impairment losses occur, HSBC reduces the carrying amount of loans and advances and held-to-maturity financial investments through the use of an allowance account. When impairment of available-for-sale financial assets occurs, the carrying amount of the asset is reduced directly.

     Two types of impairment allowance are in place: individually assessed and collectively assessed, as discussed below.

     Impairment allowances may be assessed and created either for individually significant accounts or, on a collective basis, for groups of individually significant accounts for which no evidence of impairment has been individually identified or for high-volume groups of homogeneous loans that are not considered individually significant.

     It is HSBC’s policy that each operating company creates allowances for impaired loans promptly and on a consistent basis.

     Management regularly evaluates the adequacy of the established allowances for impaired loans by conducting a detailed review of the loan portfolio,

comparing performance and delinquency statistics with historical trends and assessing the impact of current economic conditions.

Individually assessed impairment allowances

These are determined by evaluating exposure to loss, case by case, on all individually significant accounts and all other accounts that do not qualify for the collective assessment approach outlined below. Loans are treated as impaired as soon as there is objective evidence that an impairment loss has been incurred. The criteria used by HSBC to determine that there is such objective evidence include, inter alia :

•	known cash flow difficulties experienced by the borrower;

•	past due contractual payments of either principal or interest;

•	breach of loan covenants or conditions;

•	the probability that the borrower will enter bankruptcy or other financial realisation; and

•	a significant downgrading in credit rating by an external credit rating agency.

     In determining the level of allowances on such accounts, the following factors are typically considered:

•	HSBC’s aggregate exposure to the customer;

•	the viability of the customer’s business model and their capacity to trade successfully out of financial difficulties, generating sufficient cash flow to service debt obligations;

•	the ability of the borrower to obtain, and make payments in, the currency of the loan if not denominated in local currency;

•	the amount and timing of expected receipts and recoveries;

•	the extent of other creditors’ commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;

•	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

•	the value of security and likelihood of successfully realising it;

•	the existence of other credit mitigants and the ability of the providers of such credit mitigants to deliver as contractually committed; and

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Credit risk management / Exposure

•	when available, the secondary market price of the debt.

     The level of impairment allowances on individually significant accounts that are above defined materiality thresholds is reviewed at least semi-annually, and more regularly when circumstances require. This normally encompasses re-assessment of the enforceability of any collateral held and of actual and anticipated receipts. For significant commercial and corporate debts, specialised loan ‘work-out’ teams with experience in insolvency and specific market sectors are used to manage the lending and assess likely losses.

     Individually assessed impairment allowances are only released when there is reasonable and objective evidence of a reduction in the established loss estimate.

Collectively assessed impairment allowances

Impairment is assessed on a collective basis in two circumstances:

•	to cover losses that have been incurred but have not yet been identified on loans subject to individual assessment; and

•	for homogeneous groups of loans that are not considered individually significant.

Incurred but not yet identified impairment

Individually assessed loans for which no evidence of impairment has been specifically identified on an individual basis are grouped together according to their credit risk characteristics. A collective impairment allowance is calculated to reflect impairment losses incurred at the balance sheet date which will only be individually identified in the future.

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

     The basis on which impairment allowances for incurred but not yet identified losses is established in each reporting entity is documented and reviewed by senior Finance and Credit Risk management to ensure conformity with Group policy.

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

     When the portfolio size is small, or when information is insufficient or not reliable enough to adopt a roll rate methodology, a formulaic approach is used that allocates progressively higher percentage loss rates the longer a customer’s loan is overdue. Loss rates reflect the discounted expected future cash flows for a portfolio.

     Generally, historical experience is the most objective and relevant information from which to begin to assess inherent loss within each portfolio. In circumstances where historical loss experience provides less relevant information about the inherent loss in a given portfolio at the balance sheet date – for example, where there have been changes in economic conditions or regulations – management considers the more recent trends in the portfolio risk

Back to Contents

factors which may not be adequately reflected in its statistical models and, subject to guidance from Group Finance and Group Risk, adjusts impairment allowances accordingly.

     Roll rates, loss rates and the expected timing of future recoveries are regularly benchmarked against actual outcomes to ensure they remain appropriate.

Write-off of loans and advances

Loans are normally written off, either partially or in full, when there is no realistic prospect of further recovery. Where loans are secured, this is generally after receipt of any proceeds from the realisation of security.

     In the case of residential mortgages and second lien loans in HSBC Finance, loan carrying amounts in excess of net realisable value are written off at or before the time foreclosure is completed or when settlement is reached with the borrower. If foreclosure is not pursued, and there is no reasonable expectation of recovery, the loan is normally written off no later than the end of the month in which the loan becomes 240 days contractually past due.

     Unsecured personal facilities, including credit cards, are generally written off at between 150 and 210 days past due, the standard period being the end of the month in which the account becomes 180 days contractually delinquent. This period may be extended, generally to 300 days past due but in no event exceeding 360 days past due, in the case of a small proportion of HSBC Finance’s cards business and unsecured personal facilities other than credit cards.

     Cases of write-off periods exceeding 360 days past due are few but arise, for example, in a few countries where local regulation or legislation constrain earlier write-off, or where the realisation of collateral for secured real estate lending takes place at this time.

     In the event of bankruptcy or analogous proceedings, write-off can occur earlier than at the periods stated above. Collections procedures may continue after write-off.

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

     Impairment allowances are assessed in respect of all qualifying exposures within these countries unless these exposures and the inherent risks are:

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

Credit exposure

Maximum exposure to credit risk
(Audited)

HSBC’s exposure to credit risk is spread over several asset classes, including trading assets, loans to customers, loans to banks and financial investments. Recently, loss experience has mainly affected personal lending portfolios. Thus, in 2007, 94 per cent of loan impairment charges arose in Personal Financial Services, broadly in line with 2006.

     The deterioration of credit conditions in the US mortgage market was the most significant factor affecting HSBC’s exposure to credit risk during 2007. A full discussion of this issue can be found in the commentary on Areas of Special Interest on page 216.

     The following table presents the maximum exposure to credit risk of balance sheet and off-balance sheet financial instruments, before taking account of any collateral held or other credit enhancements unless such credit enhancements meet offsetting requirements as set out in Note 2m on the Financial Statements. For financial assets recognised on the balance sheet, the exposure to credit risk equals their carrying amount. For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that HSBC would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments that are irrevocable over the life of the respective

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Exposure

facilities, the maximum exposure to credit risk is the full amount of the committed facilities.

     Note 18 on the Financial Statements gives more information on credit risk exposure to derivatives counterparties.

Maximum exposure to credit risk
(Audited)

	Maximum exposure

	2007	2006
	US$m	US$m

Items in course of collection from other banks	9,777	14,144
Trading assets	394,492	300,998
Treasury and other eligible bills	16,439	21,759
Debt securities	178,834	155,447
Loans and advances	199,219	123,792

Financial assets designated at fair value	21,517	9,971
Treasury and other eligible bills	181	133
Debt securities	21,150	9,449
Loans and advances	186	389

Derivatives	187,854	103,702
Loans and advances held at amortised cost	1,218,914	1,053,338
Loans and advances to banks	237,366	185,205
Loans and advances to customers	981,548	868,133
Financial investments	270,406	196,509
Treasury and other eligible bills	30,104	25,313
Debt securities	240,302	171,196

Other assets	25,291	22,846
Endorsements and acceptances	12,248	9,577
Other	13,043	13,269

Financial guarantees	56,440	62,014
Loan commitments and other credit-related commitments[1]	764,457	714,630

At 31 December	2,949,148	2,478,152

1	The amount of the loan commitments reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. In addition to those amounts, there is a further maximum possible exposure to credit risk of US$317,834 million (2006: US$464,984 million), reflecting the full take-up of such irrevocable loan commitments. The take-up of such offers is generally at modest levels.

Concentration of exposure
(Audited)

Concentrations of credit risk exist when a number of counterparties are engaged in similar activities, or operate in the same geographical areas or industry sectors and have comparable economic characteristics, so that their ability to meet contractual obligations is uniformly affected by changes in economic, political or other conditions.

Loans and advances
(Unaudited)

Loans and advances were well diversified across industry sectors and jurisdictions.

     At constant exchange rates, gross loans and advances to customers (excluding the financial sector and settlement accounts) grew by US$55 billion or 7 per cent during 2007. On the same basis, personal lending comprised 56 per cent of HSBC’s loan portfolio and 23 per cent of the growth in loans in 2007.

     Including the financial sector and settlement accounts, personal lending represented US$501 billion, or 50 per cent, of total loans and advances to customers at 31 December 2007. Within this total, residential mortgages were US$269 billion and, at 27 per cent of total advances to customers, comprised the Group’s largest single sectoral concentration.

     Corporate, commercial and financial lending, including settlement accounts, amounted to 50 per cent of gross lending to customers at 31 December 2007. The largest industry concentrations were in non-bank financial institutions and commercial real estate lending at 10 per cent and 7 per cent, respectively, of total gross lending to customers.

Back to Contents

Lending to non-bank financial institutions principally comprises secured lending on trading accounts, primarily repo facilities.

     Commercial, industrial and international trade lending grew strongly in 2007, rising by a percentage point to 20 per cent of total gross loans and advances to customers. Within this category, the largest concentration of lending was to the service sector, which amounted to 6 per cent of total gross lending to customers.

     Advances to banks primarily represent amounts owing on trading account and HSBC’s placing of its own liquidity on short-term deposit. Such lending was widely distributed across major institutions, with no single exposure exceeding 5 per cent of total advances to banks.

Financial investments
(Unaudited)

At US$270 billion, total financial investments, excluding equity securities, were 38 per cent higher at 31 December 2007 than at the end of 2006. Debt securities, at US$240 billion, represented the largest concentration of financial investments at 89 per cent of the total, compared with US$171 billion (87 per cent) at 31 December 2006. HSBC’s holdings of corporate debt, asset-backed securities and other securities were spread across a wide range of issuers and geographical regions, with 50 per cent invested in securities issued by banks and other financial institutions. The principal movement in financial investments in 2007 represented the consolidation of HSBC-sponsored SIVs together with certain debt securities purchased from the Group’s money market funds as noted on page 186

     Investments in governments and government agencies of US$92 billion were 33 per cent of overall financial investments, 5 percentage points lower than in 2006. US$30 billion of these investments comprised treasury and other eligible bills.

     A more detailed analysis of financial investments is set out in Note 19 on the Financial Statements and an analysis by Rating Agency designation is provided on page 215.

     The insurance businesses held diversified portfolios of debt and equity securities designated at fair value (2007: US$34 billion; 2006: US$18 billion) and debt securities classified as financial investments (2007: US$23 billion; 2006: US$10 billion). The increase was due to the acquisition of HSBC’s partner’s share in HSBC Assurances.

     A more detailed analysis of securities held by the insurance businesses is set out on page 276.

Securities held for trading
(Unaudited)

Total securities held for trading within trading assets were US$247 billion at 31 December 2007 (2006: US$204 billion). The largest concentration of these assets was government and government agency securities, which amounted to US$115 billion, or 46 per cent of overall trading securities (2006: US$94 billion, 46 per cent). This included US$16 billion (2006: US$22 billion) of treasury and other eligible bills. Corporate debt and other securities were US$60 billion or 24 per cent of overall trading securities, 9 percentage points lower than 2006’s level of 33 per cent at US$67 billion. Included within total securities held for trading were US$70 billion (2006: US$36 billion) of debt securities issued by banks and other financial institutions.

     A more detailed analysis of securities held for trading is set out in Note 16 on the Financial Statements and an analysis by Rating Agency designation is provided on page 215.

Financial assets – net exposure to credit risk
(Audited)

In respect of certain financial assets, HSBC has legally enforceable rights to offset them with financial liabilities. In normal circumstances, however, there would be no intention of settling net, or of realising the financial assets and settling the financial liabilities simultaneously. Consequently, the financial assets are not offset against the respective financial liabilities for financial reporting purposes. However, the exposure to credit risk relating to the respective financial assets is mitigated as follows:

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Exposure > 2007

Financial assets – net exposure to credit risk
(Audited)

	At 31 December 2007				At 31 December 2006

			Net				Net
	Carrying		exposure to		Carrying		exposure to
	amount	Offset	credit risk	[1]	amount	Offset	credit risk	[1]
	US$m	US$m	US$m		US$m	US$m	US$m

Trading assets	394,492	(12,220)	382,272		300,998	(8,238)	292,760
Treasury and other eligible bills	16,439	–	16,439		21,759	(16)	21,743
Debt securities	178,834	(1,417)	177,417		155,447	(1,036)	154,411
Loans and advances to banks	100,440	(994)	99,446		52,006	–	52,006
Loans and advances to customers	98,779	(9,809)	88,970		71,786	(7,186)	64,600

Financial assets designated at fair value	21,517	–	21,517		9,971	–	9,971
Treasury and other eligible bills	181	–	181		133	–	133
Debt securities	21,150	–	21,150		9,449	–	9,449
Loans and advances to banks	178	–	178		236	–	236
Loans and advances to customers	8	–	8		153	–	153

Derivatives	187,854	(121,709)	66,145		103,702	(62,741)	40,961
Loans and advances held at amortised cost	1,218,914	(66,983)	1,151,931		1,053,338	(68,531)	984,807
Loans and advances to banks	237,366	(278)	237,088		185,205	(455)	184,750
Loans and advances to customers	981,548	(66,705)	914,843		868,133	(68,076)	800,057

Financial investments	270,406	–	270,406		196,509	(31)	196,478
Treasury and other similar bills	30,104	–	30,104		25,313	(30)	25,283
Debt securities	240,302	–	240,302		171,196	(1)	171,195

Other assets
Endorsements and acceptances	12,248	(226)	12,022		9,577	(187)	9,390

	2,105,431	(201,138)	1,904,293		1,674,095	(139,728)	1,534,367

1	Excluding the value of any collateral held or other credit enhancements.

Gross loans and advances by industry sector
(Unaudited)

	At	Constant	Movement on a	At
	31 December	currency	constant	31 December
	2006	effect	currency basis	2007
	US$m	US$m	US$m	US$m

Loans and advances to customers
Personal	476,146	11, 991	12,697	500,834
Residential mortgages[1]	265,337	6,472	(2,741)	269,068
Other personal[2]	210,809	5,519	15,438	231,766

Corporate and commercial	343,107	15,088	42,576	400,771
Commercial, industrial and international trade	162,109	7,009	32,920	202,038
Commercial real estate	60,366	2,966	9,013	72,345
Other property-related	27,165	1,321	5,421	33,907
Government	8,990	128	(3,410)	5,708
Other commercial[3]	84,477	3,664	(1,368)	86,773

Financial	62,458	2,406	34,284	99,148
Non-bank financial institutions	59,204	2,310	35,267	96,781
Settlement accounts	3,254	96	(983)	2,367

Total loans and advances to customers	881,711	29,485	89,557	1,000,753
Loans and advances to banks	185,212	8,064	44,097	237,373

Total gross loans and advances	1,066,923	37,549	133,654	1,238,126

1	Including Hong Kong Government Home Ownership Scheme loans of US$3,942 milli on at 31 December 2007.
2	Other personal loans and advances include second lien mortgages and other property-related lending.
3	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.

Back to Contents

Year ended 31 December 2007 compared with year ended 31 December 2006
(Unaudited)

The following commentary analyses, on a constant currency basis, the changes in lending noted in the table above compared with the position at 31 December 2006. Loans and advances to personal, corporate and commercial customers rose by 7 per cent, and total gross loans and advances grew by 12 per cent. There was a marked change in the distribution of net new lending in 2007 with personal lending growing significantly slower than corporate and commercial lending, primarily as a consequence of curtailing loan growth in US consumer finance.

     Total lending to personal customers remained predominantly in North America (2007: US$231 billion; 2006: US$232 billion), the UK (2007: US$128 billion; 2006: US$131 billion) and Hong Kong (2007: US$43 billion; 2006: US$39 billion). These three regions comprised 80 per cent of total personal lending, a decline of 3 percentage points since 31 December 2006.

     Residential mortgages fell marginally to US$269 billion at 31 December 2007, 27 per cent (2006: 30 per cent) of total loans and advances to customers (including the finance sector and settlement accounts). A reduction in the US mortgage loan portfolio was partly offset by increases in Europe, Hong Kong, Rest of Asia-Pacific and Latin America.

     In Europe, residential mortgage balances rose by 1 per cent to US$96 billion. In France, mortgage lending grew by 11 per cent to US$6 billion, despite increasing competition, due to strong customer demand. In Turkey, strong growth of 13 per cent was driven by the expansion of the branch network. Mortgage lending in the UK was flat, with risk appetite restricted as margins on mortgage lending fell. There was also a shift in the portfolio towards fixed-rate mortgages.

     In Hong Kong, residential mortgage balances rose by 3 per cent as a result of a buoyant economy.

     In North America, residential mortgage balances decreased by 6 per cent. In the US, the level of mortgage lending stood at US$99 billion, a decline of 8 per cent since 31 December 2006. Balances in the mortgage services business fell by 27 per cent as the strategy to run down the book of business originated through correspondents was put into effect. The rundown was carried out through repayments in the normal course of business, as well as the sale of loans to third party investors and the cessation of all remaining origination following the closure of the wholesale activities of Decision One.

The write-off of impaired loans also contributed to the decline in residential mortgage balances. Balances elsewhere in the consumer lending business increased by 9 per cent. In the fourth quarter of 2007, management took a further series of actions to limit originations in the branch-based consumer lending business in respect of mortgage lending, which resulted in fewer new loans in the quarter and will markedly limit growth in this area for the foreseeable future. In Canada, mortgage balances rose by 7 per cent, driven by the buoyant Canadian residential property market and continued expansion of the branch network.

     Mortgage lending balances rose by 10 per cent in Rest of Asia-Pacific, with increases in the Middle East and Singapore partly offset by the sale of the New Zealand mortgage loan portfolio in July 2007.

     In Latin America, balances increased by 18 per cent, driven by rises of 23 per cent and 31 per cent in Mexico and Brazil, respectively.

     Other personal lending increased by 7 per cent to US$232 billion at 31 December 2007, representing 23 per cent of total loans and advances to customers, including the financial sector and settlement accounts (2006: 24 per cent).

     In Europe, other personal lending rose by 4 per cent to US$73 billion. Strong growth in lending to Private Banking clients in Switzerland, (rising by 50 per cent), a 42 per cent rise in Turkey and a 7 per cent rise in France were partly offset by a 7 per cent decline in the UK as HSBC curtailed growth through tightened underwriting criteria. Also in the UK, HSBC disposed of part of its non-core credit card portfolio, principally the Marbles brand, at the end of 2007.

     In Hong Kong, other personal lending rose by 29 per cent to US$13 billion as HSBC launched a series of credit card campaigns that consolidated the Group’s position as market leader. Other unsecured lending rose by 46 per cent.

     In Rest of Asia-Pacific, other personal lending increased by 19 per cent as branch expansion and enhanced marketing activity led to higher loan balances. Credit cards in circulation rose, with the Middle East and India, in particular, producing strong increases.

     In North America, other personal lending balances rose by 2 per cent. In the US, asset levels remained broadly unchanged despite a significant decline in second lien mortgage balances. Unsecured personal lending in HSBC Finance fell, offset by a rise at HSBC’s US retail bank and strong growth in card balances from the momentum created by

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Exposure > 2007 / By industry sector

marketing initiatives in late 2006. In Canada, other personal lending balances rose by 23 per cent, with strong growth in both the consumer finance and retail bank lending portfolios.

     In Latin America, other personal lending balances rose by 34 per cent to US$17 billion, due to growth in credit cards and payroll loans. In Mexico, where marketing campaigns added customers and portfolio management programmes were put in place to improve customer retention and card usage, the strong growth in credit card balances drove a 41 per cent rise in lending. In Brazil, other personal lending balances increased by 28 per cent.

     Loans and advances to corporate and commercial customers increased by 12 per cent to US$401 billion (2006: US$358 billion), with strong growth in most regions.

     In Europe, corporate and commercial advances rose by 10 per cent. In the UK, asset balances rose by 8 per cent as investment in direct sales channels and the recruitment of sales staff led to increased customer numbers. In France, lending balances increased by 12 per cent as HSBC continued to raise its brand profile.

     In Hong Kong, HSBC achieved growth in corporate commercial lending of 3 per cent, due to increased demand for loans from manufacturers with operations in mainland China, and for other intra-Asian trading.

     In Rest of Asia-Pacific, the corporate and commercial loan book increased by 29 per cent as expanded operations helped to gain new business. Strong growth was recorded in many countries, including South Korea (42 per cent), India (34 per cent) and mainland China (83 per cent). HSBC set up new International Banking Centres, increased its branch network and launched enhanced online banking services throughout the region. In the Middle East, new relationship managers were hired in the UAE, and HSBC entered the small business segment in Bahrain, Qatar and Jordan. In mainland China, local incorporation helped increase lending as the branch network expanded. HSBC was the first international bank to set up a rural branch, targeting businesses in the agricultural sector. In India, the addition of new staff in the branch network helped lift lending balances.

     In North America, corporate and commercial lending rose by 15 per cent, led by Canada, where balances increased by 24 per cent. In the US, loan growth in Commercial Banking resulted primarily from strong activity in middle market lending, despite a slowdown in commercial real estate activity. 2007 saw an extension of middle market activities in Chicago, Washington DC and the West Coast as HSBC continued its branch expansion programme. Global Banking and Markets funded a number of facilities in connection with its participation on leveraged and acquisition finance syndicates, which added to loan balance growth in the US. In Canada, lending balances rose against the backdrop of strong economic growth, particularly in Western Canada.

     Corporate and commercial lending in Latin America rose by 6 per cent as HSBC expanded its network of International Banking Centres and launched new initiatives to gain customers in the small and micro-business segments. In Mexico, volumes grew in commercial real estate lending, trade and factoring. The loan portfolio in Brazil grew strongly, led by increases in volumes in the giro facil product, guaranteed account, rural loans and working capital financing.

     Loans and advances to the financial sector rose by 53 per cent to US$99 billion. The increase was primarily due to Europe, up 45 per cent, in line with the strategy to expand the capital-efficient client-driven reverse repo business. In North America, lending to the financial sector rose by 65 per cent, due to substantial growth in balances with securities brokers and other financial institutions, as excess liquidity was invested in reverse repos rather than Fed funds.

     Loans and advances to banks increased by 23 per cent to US$237 billion. Lending to banks in Hong Kong rose by 27 per cent and in Rest of Asia-Pacific by 39 per cent, due to growth in customer deposits across the region and increase in money market placements. In Europe, lending to banks rose by 28 per cent, due to project and money market loans in the UK and reverse repo lending in France.

     The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the lending branch.

Back to Contents
Loans and advances to banks by geographical region
						Gross
			Rest of			loans and
		Hong	Asia-	North	Latin	advances	Impairment
	Europe	Kong	Pacific	America	America	to banks	allowances [1]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2007 (audited)	104,534	63,737	39,861	16,566	12,675	237,373	(7)
At 31 December 2006 (audited)	76,837	50,359	27,517	17,865	12,634	185,212	(7)
At 31 December 2005 (audited)	44,369	42,751	19,559	10,331	8,964	125,974	(9)
At 31 December 2004 (unaudited)	56,063	45,710	14,890	20,911	5,892	143,466	(17)
At 31 December 2003 (unaudited)	51,806	38,639	12,948	6,852	6,955	117,200	(24)

1	2003 and 2004: provisions for bad and doubtful debts.

Loans and advances to customers by industry sector and by geographical region (Audited)

	At 31 December 2007

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	Latin	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages[1]	95,665	29,689	20,397	118,993	4,324	269,068	26.9
Other personal	72,884	13,344	16,513	111,569	17,456	231,766	23.2

	168,549	43,033	36,910	230,562	21,780	500,834	50.1

Corporate and commercial
Commercial, industrial and international trade	120,359	17,740	36,461	13,937	13,541	202,038	20.1
Commercial real estate	36,672	12,301	7,592	14,561	1,219	72,345	7.2
Other property-related	11,275	8,168	4,664	8,000	1,800	33,907	3.4
Government	2,299	332	1,667	248	1,162	5,708	0.6
Other commercial[2]	54,677	5,175	10,058	12,152	4,711	86,773	8.7

	225,282	43,716	60,442	48,898	22,433	400,771	40.0

Financial

Non-bank financial institutions	61,216	2,483	5,191	22,252	5,639	96,781	9.7
Settlement accounts	1,159	782	235	128	63	2,367	0.2

	62,375	3,265	5,426	22,380	5,702	99,148	9.9

Total gross loans and advances to customers[3]	456,206	90,014	102,778	301,840	49,915	1,000,753	100 .0

Percentage of Group loans and advances by geographical region	45.6%	9.0%	10.2%	30.2%	5.0%	100.0%
Impaired loans	6,254	433	1,088	8,384	2,145	18,304
Impaired loans as a percentage of gross loans and advances to customers	1.4%	0.5%	1.1%	2.8%	4.3%	1.8%
Impairment allowances on impaired loans	3,049	144	552	7,176	1,366	12,287
Impairment allowances on impaired loans as a percentage of impaired loans	48.8%	33.3%	50.7%	85.6%	63.7%	67.1%

1	Includes Hong Kong Government Home Ownership Scheme loans of US$3,942 million.
2	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
3	Included within this total is credit card lending of US$82,854 million.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Exposure > By industry sector

Loans and advances to customers by industry sector and by geographical region
(Audited)

	At 31 December 2006

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	Latin	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages[1]	91,534	28,743	17,478	123, 955	3,627	265,337	30.1
Other personal	67,214	10,396	13,275	108, 256	11,668	210,809	23.9

	158,748	39,139	30,753	232,211	15,295	476,146	54.0

Corporate and commercial
Commercial, industrial and international trade	99,027	16,845	25,196	11,004	10, 037	162,109	18.4
Commercial real estate	28,655	12,481	5,502	12,782	946	60,366	6.8
Other property-related	9,616	6,923	3,491	5,931	1,204	27,165	3.1
Government	2,360	551	1,916	220	3, 943	8,990	1.0
Other commercial[2]	56,650	5,553	8,468	9,736	4, 070	84,477	9.6

	196,308	42,353	44,573	39,673	20,200	343,107	38.9

Financial
Non-bank financial institutions	40,055	2,332	2,926	12,258	1,633	59,204	6.7
Settlement accounts	1,064	823	223	1,092	52	3,254	0.4

	41,119	3,155	3,149	13,350	1,685	62,458	7.1

Total gross loans and advances to customers[3]	396,175	84,647	78,475	285,234	37,180	881,711	100.0

Percentage of Group loans and advances by geographical region	44.9%	9.6%	8.9%	32.4%	4.2%	100.0%
Impaired loans	5,847	454	1,184	4,822	1,478	13,785
Impaired loans as a percentage of gross loans and advances to customers	1.5%	0.5%	1.5%	1.7%	4.0%	1.6%
Impairment allowances on impaired loans and advances[4]	2,934	148	590	3,825	1,025	8,522
Impairment allowances on impaired loans as a percentage of impaired loans[4]	50.2%	32.6%	49.8%	79.3%	69.4%	61.8%

1	Includes Hong Kong Government Home Ownership Scheme loans of US$4,078 million.
2	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
3	Includes credit card lending of US$74,518 million.
4	Disclosures previously made in respect of 2006 have been amended to comply with 2007’s presentation by excluding collective impairment allowances on loans and advances not classified as impaired. See page 226.

Back to Contents

(Audited)
	At 31 December 2005

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	Latin	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages[1]	73,923	28,492	17,641	116,448	2,042	238, 546	31.7
Other personal	55,672	9,978	11,178	97,663	7, 439	181,930	24.2

	129,595	38,470	28,819	214,111	9,481	420,476	55.9

Corporate and commercial Commercial, industrial and international trade	76,687	16,736	21,286	10,375	5, 718	130,802	17.4
Commercial real estate	22,071	12,557	5,081	11,714	392	51,815	6.9
Other property-related	7,603	6,147	3,426	4,447	573	22,196	3.0
Government	1,821	303	2,147	192	3, 755	8,218	1.1
Other commercial[2]	41,944	6,922	7,716	7,189	1,907	65,678	8.7

	150,126	42,665	39,656	33,917	12,345	278,709	37.1

Financial
Non-bank financial institutions	35,305	1,966	2,202	9,464	1,095	50,032	6.7
Settlement accounts	1,002	505	175	416	44	2,142	0.3

	36,307	2,471	2,377	9,880	1,139	52,174	7.0

Total gross loans and advances to customers[3]	316,028	83,606	70,852	257,908	22,965	751, 359	100.0

Percentage of Group loans and advances by geographical region	42.1%	11.1%	9.4%	34.3%	3.1%	100.0%
Impaired loans	5,068	506	936	3,710	1,226	11,446
Impaired loans as a percentage of gross loans and advances to customers	1.6%	0.6%	1.3%	1.4%	5.3%	1.5%
Impairment allowances on impaired loans and advances[4]	2,515	185	566	3,073	872	7,211
Impairment allowances on impaired loans as a percentage of impaired loans[4]	49.6%	36.6%	60.5%	82.8%	71.1%	63.0%

1	Includes Hong Kong Government Home Ownership Scheme loans of US$4,680 million.
2	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
3	Includes credit card lending of US$66,020 million.
4	Disclosures previously made in respect of 2005 have been amended to comply with 2007’s presentation by excluding collective impairment allowances on loans and advances not classified as impaired.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Exposure > By industry sector

Loans and advances to customers by industry sector and by geographical region (continued)
(Unaudited)

	At 31 December 2004

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	Latin	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages[1]	70,546	29,373	14,860	111, 455	1,613	227, 847	33.3
Other personal	57,920	9,105	9,079	78,984	4, 917	160,005	23.3

	128,466	38,478	23,939	190,439	6,530	387,852	56.6

Corporate and commercial Commercial, industrial and international trade	55,018	14,132	19,177	9,544	4, 005	101,876	14.9
Commercial real estate	18,917	10,388	4,232	9, 712	220	43,469	6.3
Other property-related	6,850	5,959	3,350	4,266	324	20,749	3.0
Government	3,663	615	1,432	1,174	3,643	10,527	1.5
Other commercial[2]	34,185	7,294	7,015	5,173	1,484	55,151	8.1

	118,633	38,388	35,206	29,869	9,676	231,772	33.8

Financial
Non-bank financial institutions	30,901	1,932	2,297	16,624	575	52,329	7.6
Settlement accounts	4,476	596	305	8,431	11	13,819	2.0

	35,377	2,528	2,602	25,055	586	66,148	9.6

Total gross loans and advances to customers[3]	282,476	79,394	61,747	245, 363	16,792	685, 772	100.0

Percentage of Group loans and advances by geographical region	41.2%	11.6%	9.0%	35.8%	2.4%	100.0%
Impaired loans[4,5]	6,039	696	1,160	3,555	977	12,427
Impaired loans as a percentage of gross loans and advances[4]	2.1%	0.9%	1.9%	1.4%	5.8%	1.8%
Specific provisions outstanding against loans and advances[5]	4,036	320	785	4,106	770	10,017
Specific provisions outstanding as a percentage of impaired loans[4,5]	66.8%	46.0%	67.7%	115.5%	78.8%	80.6%

1	Includes Hong Kong Government Home Ownership Scheme loans of US$5,383 million.
2	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
3	Includes credit card lending of US$56,222 million.
4	Net of suspended interest.
5	Included in North America are non-performing loans of US$3,020 million and specific provisions of US$3,443 million in HSBC Finance; excluding HSBC Finance, specific provisions outstanding as a percentage of non-performing loans was 54.6 per cent.

Back to Contents

(Unaudited)

	At 31 December 2003 [2]

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	Latin	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages[1]	51,721	29,954	12,101	76,485	1,493	171,754	31.6
Other personal	42,041	7,420	7,135	73,717	3,832	134,145	24.7

	93,762	37,374	19,236	150,202	5,325	305,899	56.3

Corporate and commercial Commercial, industrial and international trade	49,468	10,966	14,892	7,265	3, 077	85,668	15.7
Commercial real estate	15,517	8,548	3,149	7,699	175	35,088	6.5
Other property-related	5,416	5,075	2,597	3,850	202	17,140	3.2
Government	2,462	927	1,450	375	4, 376	9,590	1.8
Other commercial[3]	24,239	6,754	5,735	5,682	1, 620	44,030	8.1

	97,102	32,270	27,823	24,871	9,450	191,516	35.3

Financial
Non-bank financial institutions	21,226	4,921	2,027	8,588	329	37,091	6.8
Settlement accounts	3,068	556	188	4,767	15	8,594	1.6

	24,294	5,477	2,215	13,355	344	45,685	8.4

Total gross loans and advances to customers[4]	215,158	75,121	49,274	188,428	15,119	543,100	100.0

Percentage of Group loans and advances by geographical region	39.6%	13.8%	9.1%	34.7%	2.8%	100.0%
Non-performing loans[6]	5,701	1,671	1,538	4, 889	1,251	15,050
Non-performing loans as a percentage of gross loans and advances to customers[5]	2.6%	2.2%	3.1%	2.6%	8.3%	2.8%
Specific provisions outstandingagainst loans and advances[6]	3,554	629	981	4,660	1,054	10,878
Specific provisions outstanding as a percentage of non-performing loans[6]	62.3%	37.6%	63.8%	95.3%	84.3%	72.3%

1	Includes Hong Kong Government Home Ownership Scheme loans of US$6,290 million.
2	Figures presented in this table were prepared in accordance with UK GAAP.
3	Other commercial loans include advances in respect of agriculture, transport, energy and utilities.
4	Includes credit card lending of US$48,634 million.
5	Net of suspended interest.
6	Included in North America are non-performing loans of US$4,335 million and specific provisions of US$4,448 million in HSBC Finance; excluding HSBC Finance, specific provisions outstanding as a percentage of non-performing loans was 69.2 per cent.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Exposure > Rest of Asia-Pacific and Latin America / Debt securities

Gross loans and advances to customers by principal country within Rest of Asia-Pacific and Latin America
(Audited)

	At 31 December 2007

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m
Rest of Asia-Pacific
Australia	4,376	922	2,065	3,998	11,361
India	1,545	1,721	339	3,723	7,328
Indonesia	24	497	12	1,171	1,704
Japan	29	126	566	3,541	4,262
Mainland China	500	6	1,746	9,443	11,695
Malaysia	2,632	1,508	787	4,024	8,951
Middle East (excluding Saudi Arabia)	1,036	4,441	2,870	13,536	21,883
Egypt	–	196	126	1,575	1,897
United Arab Emirates	895	2,936	2,159	8,222	14,212
Other Middle East	141	1,309	585	3,739	5,774
Singapore	3,946	3,403	1,712	2,471	11,532
South Korea	2,596	880	61	3,608	7,145
Taiwan	2,061	648	–	1,072	3,781
Other	1,652	2,361	2,098	7,025	13,136

	20,397	16,513	12,256	53,612	102,778

Latin America
Argentina	47	611	75	1,841	2,574
Brazil	329	10,110	426	8,601	19,466
Mexico	2,208	4,696	1,434	10,476	18,814
Panama	1,098	963	593	1,585	4,239
Other	642	1,076	491	2,613	4,822

	4,324	17,456	3,019	25,116	49,915

	At 31 December 2006

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m
Rest of Asia-Pacific
Australia	3,637	586	1,615	2,951	8,789
India	1,338	1,067	203	2,363	4,971
Indonesia	17	371	2	1,014	1,404
Japan	18	131	648	2,601	3,398
Mainland China	377	9	1,504	4,226	6,116
Malaysia	2,456	1,277	589	3,537	7,859
Middle East (excluding Saudi Arabia)	434	3,134	1,733	10,595	15,896
Egypt	–	125	60	825	1,010
United Arab Emirates	331	1,982	1,308	6,624	10,245
Other Middle East	103	1,027	365	3,146	4,641
Singapore	3,090	3,225	1,286	2,052	9,653
South Korea	2,708	862	45	2,655	6,270
Taiwan	2,273	881	15	970	4,139
Other	1,130	1,732	1, 353	5,765	9,980

	17,478	13,275	8,993	38,729	78,475

Latin America
Argentina	22	314	52	1,625	2,013
Brazil	211	6,579	251	5,212	12,253
Mexico	1,801	3,353	959	8,648	14,761
Panama	1,101	854	604	1,642	4,201
Other	492	568	284	2,608	3,952

	3,627	11,668	2,150	19,735	37,180

Back to Contents

Debt securities and other bills by rating agency designation
(Audited)

The following table presents an analysis by rating agency designation of debt and similar securities, other than loans, based on Standard & Poor’s ratings or their equivalent. Debt securities with short-term ratings are reported against the long-term rating of the issuer of the short-term debt securities. If major rating agencies have different ratings for the same debt securities, the securities are reported against the lower rating.

		Treasury	Other	Debt
		bills	eligible bills	securities	Total
		US$m	US$m	US$m	US$m
At 31 December 2007
AAA		13,234	229	199,310	212,773
AA– to AA+		17,470	263	99,357	117,090
A– to A+		11,082	300	67,402	78,784
Lower than A–		2,577	293	28,995	31,865
Unrated		1,225	–	37,481	38,706
Supporting liabilities under linked insurance and investment contracts[1]		51	–	7,741	7,792

		45,639	1,085	440,286	487,010

Of which issued by:
–	governments	44,717	–	164,848	209,565
–	local authorities	287	–	2,532	2,819
–	asset-backed securities	–	–	94,555	94,555
–	corporates and other	635	1,085	178,351	180,071

		45,639	1,085	440,286	487,010

Of which classified as:
–	trading assets	16,307	132	178,834	195,273
–	financial instruments designated at fair value	181	–	21,150	21,331
–	available-for-sale securities	29,151	953	230,534	260,638
–	held-to-maturity investments	–	–	9,768	9,768

		45,639	1,085	440,286	487,010

At 31 December 2006
AAA		20,360	282	146,087	166,729
AA– to AA+		15,478	247	77,578	93,303
A– to A+		8,146	91	66,408	74,645
Lower than A–		1,208	205	21,240	22,653
Unrated		1,134	–	20,475	21,609
Supporting liabilities under linked insurance and investment contracts[1]		54	–	4,304	4,358

		46,380	825	336,092	383,297

Of which issued by:
–	governments	44,941	–	120,369	165,310
–	local authorities	370	–	8,704	9,074
–	asset-backed securities	–	–	42,804	42,804
–	corporates and other	1,069	825	164,215	166,109

		46,380	825	336,092	383,297

Of which classified as:
–	trading assets	21,751	8	155,447	177,206
–	financial instruments designated at fair value	133	–	9,449	9,582
–	available-for-sale securities	24,451	817	161,870	187,138
–	held-to-maturity investments	45	–	9,326	9,371

		46,380	825	336,092	383,297

1	For securities supporting liabilities under linked insurance and investment contracts, financial risks are substantially borne by the policyholders.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Areas of special interest > Personal lending / US personal and mortgage lending

Areas of special interest

Personal lending
(Unaudited)

HSBC provides a broad range of secured and unsecured personal lending products to meet customer needs. Given the diverse nature of the markets in which HSBC operates, the range is not standardised in all countries but, along with the distribution channels used, is tailored to meet the demands of individual markets, while using common global IT platforms wherever possible.

     Personal lending includes advances to customers for asset purchase, including residential property and motor vehicles, where such lending is typically secured on the assets to be acquired. HSBC also offers loans secured on existing assets, such as first and second liens on residential property; unsecured lending products such as overdrafts, credit cards and payroll loans; and debt consolidation loans which may be secured or unsecured.

     Various underwriting controls are applied before the loan is issued, and loss in the event of delinquency is managed through collection and customer management procedures. The expected occurrence and degree of delinquency varies according to the type of loan and the customer segment. Delinquency levels tend to increase in the course of normal portfolio ageing. As a result, loan impairment charges usually relate to lending originated in earlier accounting periods.

     The commentary that follows is on a constant currency basis.

     At 31 December 2007, total personal lending was US$501 billion, a rise of 3 per cent from 31 December 2006.

     In 2007, loan impairment charges were primarily in personal lending, representing 94 per cent of the total charge. The three largest components were Personal Financial Services in North America (69 per cent), the UK (11 per cent) and Latin America (9 per cent).

     HSBC recorded strong growth in Latin America, with gross loans and advances to personal customers rising by 31 per cent to US$22 billion. Residential mortgage lending in the region increased by 18 per cent, while other personal lending rose by 34 per cent.

     In Mexico, HSBC’s other personal lending balances grew by 41 per cent in 2007 to US$5 billion, predominantly from growth in credit card balances. In the same period, loan impairment charges rose by US$574 million or 351 per cent, driven by strong growth in loan balances, a deterioration in credit quality and portfolio seasoning.

     The credit quality of the US personal lending portfolio is discussed more fully below. In the UK, credit conditions were relatively benign, with loan impairment charges unchanged from 2006.

Total personal lending
(Unaudited)

	At	At	At
	31 December	31 December	31 December
	2007	2006	2005
	US$m	US$m	US$m
Total US personal lending
US Residential mortgages[1]	98,816	107,492	103,529
Motor vehicle finance	13,266	13,146	12,792
MasterCard and Visa credit cards	32,223	29,269	26,795
Private label cards	17,411	16,645	15,488
Other personal lending	37,620	41,214	35,545

	199,336	207,766	194,149
Residential mortgages, excluding the US	170,252	157,845	135,017
Other personal lending, excluding the US	131,246	110,535	91,310

	500,834	476,146	420,476

1	Includes residential mortgages of HSBC Bank USA and HSBC Finance.

Back to Contents

US personal lending
(Unaudited)

Total US personal lending fell by 4 per cent to US$199 billion at 31 December 2007. Residential mortgage balances were US$99 billion, a decline of 8 per cent, due to the continued run-down of the correspondent portfolio in mortgage services, the closure of the Decision One wholesale channel and tightened underwriting criteria in the branch-based consumer lending business, which curtailed growth.

Card balances rose by 8 per cent to US$50 billion, but underlying growth slowed in the latter part of the year following the decision to reduce marketing and promotional activity in line with reduced risk appetite, as the US economy weakened. Motor vehicle finance loans rose by 1 per cent to US$13 billion, driven by strong growth in the direct-to-consumer channel, partly offset by a flat performance from participating dealerships in the difficult economic environment.

     Other personal lending fell by 9 per cent to US$38 million due to tightening of underwriting criteria and a reduction in direct mail campaigns.

Mortgage lending products
(Unaudited)

The Group offers a wide range of mortgage products designed to meet customer needs. This includes capital or principal repayment mortgages subject to fixed or variable interest rates, and products designed to meet demand for housing loans with more flexible payment structures. HSBC underwrites first lien residential mortgages and loans secured by second lien mortgages; the latter are reported within ‘Other personal lending’ in the market sector analysis on page 216. The bulk of the mortgage lending products sold in the US consumer lending branch network are for refinancing and debt consolidation, rather than for house purchase.

     Interest-only mortgages are those where customers make regular payments of interest during the life of the loan and repay the principal from the sale of their home or alternative sources of funds such as an endowment or other investment policy. Introductory interest-only mortgages are where the interest-only element is for a fixed term at the start of the loan, after which principal repayments commence. Affordability mortgages include all products where the customer’s monthly payments are set at a low initial rate, either variable or fixed, before resetting to a higher rate once the introductory period is over. These include ARMs, loans in which the interest rate is periodically changed based on an index.

     HSBC has not offered, and does not anticipate offering, ARMs with alternative payment options or other negative amortisation products.

     Affordability mortgages are primarily offered in the US and the UK. Under the HFC and Beneficial brands, HSBC Finance offe rs a range of products and delivery channels designed for the needs of customers with non-standard or less favourable credit profiles. In the US, such mortgages experienced heightened levels of delinquency in late 2006 and 2007. As a result, HSBC Finance took a series of steps designed to curtail mortgage lending: the mortgage services business ceased acquiring new mortgages; the consumer lending business halted its small volume of ARM loan originations, tightened underwriting criteria and loan-to-income requirements, and reduced loan-to-value ratios for first and second lien loans. These measures reduced HSBC Finance’s mortgage balances to US$91 billion at 31 December 2007 (2006: US$99 billion) as set out in the table below.

     In the UK, affordability mortgages stood at US$35 billion at 31 December 2007, compared with US$33 billion at 31 December 2006. Overall credit quality improved following measures taken in the recent past to tighten underwriting standards and improve the credit quality of new business. Delinquency rates on mortgages in the UK offered through HSBC Finance remained stable throughout 2007, with delinquency rates for loans offered in 2006 and 2007 lower than in the preceding two years.

     In the rest of the UK business, loan impairment charges in the second half of 2007 were lower than in the first half of the year, as overall credit quality improved following recent measures to tighten underwriting standards and improve the credit quality of new business. Although losses from mortgage lending remained low, maximum loan-to-value ratios were reduced during the year to mitigate the effects of a possible housing market downturn.

     The following table shows the levels of mortgage lending products in the various portfolios of HSBC Finance and the rest of the HSBC Group:

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Areas of special interest > US personal and mortgage lending

Mortgage lending products
(Unaudited)

	At 31 December 2007			At 31 December 2006			At 31 December 2005

	HSBC			HSBC			HSBC
	Finance [1]	Other	Total	Finance [1]	Other	Total	Finance [1]	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Total mortgage lending[2]	90,787	199,805	290,592	99,150	189,348	288,498	85,662	171,491	257,153

Interest-only (including endowment) mortgages[3,4]	–	34,425	34,425	–	33,190	33,190	–	27,418	27,418
Affordability mortgages, including ARMs	19,218	60,426	79,644	30,169	60,106	90,275	25,244	56,396	81,640
Other	85	1,078	1,163	–	295	295	–	388	388

Total interest-only and affordability mortgages	19,303	95,929	115,232	30,169	93,591	123,760	25,244	84,202	109,446

As a percentage of total mortgage lending	21.3%	48.0%	39.7%	30.4%	49.4%	42.9%	29.5%	49.1%	42.6%

Second lien mortgages	16,820	4,704	21,524	19,420	4,938	24,358	15,338	4,526	19,864

As a percentage of total mortgage lending	18.5%	2.4%	7.4%	19.6%	2.6%	8.4%	17.9%	2.6%	7.7%

Negative equity mortgages[5]	11,360	997	12,357	12,347	2,450	14,797	14,168	2,328	16,496
Other loan to value ratios greater than 90 per cent[6] .	42,121	13,317	55,438	45,712	19,608	65,320	35,514	20,468	55,982

	53,481	14,314	67,795	58,059	22,058	80,117	49,682	22,796	72,478

As a percentage of total mortgage lending	58.9%	7.2%	23.3%	58.6%	11.6%	27.8%	58.0%	13.3%	28.2%

1	HSBC Finance is shown on a management basis and includes lending in Canada and the UK and loans transferred to HSBC USA Inc. which are managed by HSBC Finance.
2	Total mortgage lending includes residential mortgages and second lien mortgage lending reported within ‘Other personal lending’ .
3	Excludes introductory interest-only loans.
4	Some mortgage lending products are included in more than one, or none, of the types of mortgage specified in this table.
5	Negative equity arises when the value of the loan exceeds the value of available equity, and is generally based on values at origination date.
6	Loan to value ratios are generally based on values at origination date.

HSBC Finance mortgage lending
(Unaudited)

HSBC Finance held approximately US$91 billion of residential mortgage loans and advances to personal customers at 31 December 2007, 18 per cent of the Group’s gross loans and advances to personal customers.

     At 31 December 2007, the balance outstanding of introductory interest-only loans in the US mortgage services business was US$4 billion, compared with US$6 billion in 2006, a decline of 36 per cent. No such loans were advanced in the consumer lending business.

     The outstanding balance of ARMs in the US mortgage services business at 31 December 2007 was US$16 billion, a decrease of 41 per cent,

compared with the end of 2006. In the consumer lending business, adjustable-rate loans fell by 16 per cent to US$3 billion following the decision to cease the sale of these products in August 2007.

     Second lien loans extended through the mortgage services business decreased by 33 per cent to US$7 billion, while the consumer lending business recorded a 6 per cent increase to US$7 billion.

     The balance of HSBC Finance’s stated-income mortgages was approximately US$8.3 billion at the end of 2007 (2006: US$11.8 billion), all of which were held by mortgage services. The consumer lending business did not originate any stated-income mortgages in either period.

Back to Contents

HSBC Finance mortgage lending1
(Unaudited)

	Year ended 31 December 2007				Year ended 31 December 2006[2]				Year ended 31 December 2005

			Other				Other				Other
	Mortgage	Consumer	mortgage		Mortgage	Consumer	mortgage		Mortgage	Consumer	mortgage
	services	lending	lending	[3]	services	lending	lending	[3]	services	lending	lending	[3]
	US$m	US$m	US$m		US$m	US$m	US$m		US$m	US$m	US$m

Fixed-rate	20,146	47,254	2,597		22,358	42,378	2,210		20,088	36,187	1,642
Adjustable-rate and introductory rate .	16,070	2,970	1,750		27,114	3,528	1,562		24,211	1,796	1,738

Total	36,216	50,224	4,347		49,472	45,906	3,772		44,299	37,983	3,380

First lien	29,475	43,366	1,126		39,404	39,406	920		36,278	33,242	804
Second lien	6,741	6,858	3,221		10,068	6,500	2,852		8,021	4,741	2,576

Total	36,216	50,224	4,347		49,472	45,906	3,772		44,299	37,983	3,380

Adjustable-rate	12,361	2,970	1,748		21,344	3,528	1,562		19,037	1,796	1,733
Introductory interest-only	3,709	–	2		5,770	–	–		5,174	–	5

Total	16,070	2,970	1,750		27,114	3,528	1,562		24,211	1,796	1,738

1	Management basis.
2	Restated to show HSBC Finance management basis, consistent with the current year.
3	Includes balances in the UK and Canada.

US personal lending credit quality
(Unaudited)

In 2007, a cycle of declining house prices, reduced availability of mortgage finance and growing customer delinquency and default caused a deterioration in credit quality of increasing intensity.

     Housing markets in a large part of the US have been affected by a broad-based slowdown in the rate of appreciation in property values, with actual declines in many markets, including California, Florida and Arizona, where earlier price increases had been significant. The S&P/Case-Shiller 10-City Composite Index showed a record decline in house prices of 8.4 per cent in the year to November 2007.

     There was a high degree of correlation between the increase in delinquency throughout 2007 and declining house prices. Two months or more delinquencies rose most rapidly in those states which, prior to 2007, demonstrated superior credit performance, the greatest rate of appreciation and the highest home values.

     The rising level of delinquencies led investors to question the reliability of credit ratings, not only for residential mortgage-backed securities but for a wide range of structured credit products. Investors became increasingly unwilling to purchase securitised credit, leading to a sharp contraction in flows of credit through the affected channels. The exit of a number of participants in the sub-prime mortgage industry, together with a tightening of underwriting criteria by remaining providers, led to fewer refinancing options for customers. This created particular problems for borrowers with affordability mortgages who faced a considerable increase in their monthly repayments at the end of their discounted introductory periods.

     Within HSBC’s portfolio, the rise in delinquencies, first reported in 2006 in the sub-prime second lien mortgages within the mortgage services business, spread initially to other parts of mortgage services, then to the branch-based consumer lending business and, in the closing months of the year, to the credit card business as the US economy weakened and credit availability contracted.

     Loans originated in 2005, 2006 and early 2007 experienced worse credit performance than earlier vintages. The highest delinquency rates were in second lien loans whose borrowers also had first lien loans that were ARMs.

     In addition, a significant number of second lien customers had underlying ARMs that faced repricing in the near term. As the interest rate adjustments occurred in an environment of lower house prices and tightening credit, the probability of default was greater than generally experienced prior to 2007.

     Second lien loans have a heightened risk profile, for the reasons no ted above. These loans often have higher loan-to-value ratios because, in many cases, the second lien loan was necessary to

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Areas of special interest > US personal lending / Loan delinquency in US

HSBC Finance: geographical concentration of US lending1
(Unaudited)

	Mortgage lending as a		Other personal lending as a
	percentage of:		percentage of

		total		total other	Percentage
	total	mortgage	total	personal	of total
	lending	lending	lending	lending	lending
	%	%	%	%	%

California	6	12	6	12	12
Florida	4	7	3	7	7
New York	3	6	3	6	6
Texas	2	3	4	8	6
Ohio	3	5	2	5	5
Pennsylvania	3	5	2	5	5

1	By states which individually account for 5 per cent or more of HSBC Finance’s US customer loan portfolio.

complete the purchase of the property. For second lien mortgages, the proportion of customers two months or more behind on contractual payments rose from 3.97 per cent at 31 December 2006 to 9.02 per cent at the end of 2007. Loss on default of second lien loans approaches 100 per cent of the amount owed as any collateral in the property is applied initially to the first lien loan.

     Stated-income mortgages are also of above average risk as these were underwritten on the basis of borrowers’ representations of annual income, not verified by receipt of supporting documentation. In HSBC Finance mortgage services, two months or more delinquency rates on stated-income loans rose from 6.36 per cent at 31 December 2006 to 19.01 per cent at 31 December 2007. In part, the percentage rise is due to a decline in loan balances as the mortgage loan portfolio is run off.

     In mortgage services, the deterioration in credit performance first reported in 2006 continued. In the second half of 2007, credit quality became progressively worse due to the market conditions discussed above. Two months or more delinquencies increased from US$2.3 billion, 4.64 per cent of loans and advances at the end of 2006, to US$4.1 billion, 11.24 per cent at 31 December 2007. The increase in the delinquency rate was partly due to the reduction in the size of the portfolio.

     In response, HSBC took several management actions to reposition the US consumer business. In March 2007, it took the decision to cease purchasing mortgages from third party correspondents. In September 2007, the Group closed its wholesale business, Decision One, ending new originations for the mortgage services business.

     The branch-based consumer lending business experienced relatively stable performance in its portfolio throughout 2006 and into the first half of

2007. Starting in the fourth quarter of 2006, delinquencies began to rise in loans of 2005 and later vintages, to levels above what had been previously experienced. This trend was also seen in the rest of the industry. It is clear that, for some time, equity withdrawal has been the principal source of credit available to sub-prime borrowers dealing with unforeseen financial needs. Declining house prices and an industry-wide tightening of underwriting criteria have significantly reduced the ability of consumers to refinance. Starting from the third quarter, these factors had a marked effect on consumer lending delinquency. Two months or more delinquencies rose from 2.22 per cent at 31 December 2006 to 4.18 per cent of loans and advances at the end of 2007. Delinquent balances doubled to US$2.1 billion. In this environment, HSBC took steps to tighten underwriting standards, including decreasing the loan to value ratio for residential mortgages and ceasing to underwrite certain products. To match the consequent reduction in demand and risk appetite, the network was reduced from nearly 1,400 branches to some 1,000.

     HSBC also sold parts of the loan portfolio when opportunities arose at suitable valuations. In the first half of 2007, a total of US$2.7 billion of mortgage services’ loans that did not include any loans 30 days or more delinquent were sold.

     Credit card delinquencies of two months or more rose from 4.48 per cent at the end of 2006 to 5.68 per cent of receivables at 31 December 2007. In part, this was due to a change in product mix, as originations in the sub-prime and near-prime parts of the portfolio grew at faster rates than the overall portfolio. There was also an increase in bankruptcy rates as levels moved closer to historical norms following the exceptionally low level of filings seen during 2006. Additionally, in the fourth quarter of 2007, delinquencies began to rise in all vintages, particularly in the markets experiencing

Back to Contents

the greatest home value depreciation, driven by rising unemployment rates in these markets and a weakening US economy.

     In vehicle finance, two months or more delinquencies moved from 3.16 per cent at the end of 2006 to 3.68 per cent at 31 December 2007. The increased delinquency in the vehicle finance portfolio was not as severe as has been experienced elsewhere in the industry. In 2007, the vehicle finance business tightened underwriting criteria in both the dealer and direct-to-consumer channels, to convert the mix of new loans to a higher credit quality.

     HSBC has been proactive in reaching out to customers to provide financial counselling and assist them in restructuring their debts to avoid foreclosure. As a consequence, HSBC restructured and modified loans that it believed could be serviced, in line with local policies. In particular, customers with ARM loans approaching the first reset were contacted in order to assess their ability to make the higher payments and, where appropriate, to refinance or modify their loans.

     As a result, in 2007 HSBC has modified more than 8,500 loans with an aggregate balance of more than US$1.4 billion.

     In 2007, approximately US$4.5 billion of ARM loans reached their first interest rate reset. In 2008, approximately US$6.5 billion of ARMs will reach their first interest rate reset, of which US$2.8 billion relates to HSBC Bank USA and US$3.7 billion to HSBC Finance. Within the latter, US$2.7 billion is in mortgage services, the remainder in consumer lending. ARMs in HSBC Bank USA are largely prime balances. Delinquency rates are expected to continue to rise in 2008, as the limiting of originations means that the portfolio will mostly be running off. A deterioration in economic conditions and the housing market would also increase delinquencies.

Loan delinquency in the US
(Unaudited)

The following tables provide a detailed analysis of loan delinquency in the US.

Two months and over contractual delinquency in Personal Financial Services in the US
(Unaudited)

	Quarter ended

	31		30		30		31		31		30		30		31
	December		September		June		March		December		September		June		March
	2007		2007		2007		2007		2006		2006		2006		2006
	US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m

Residential mortgages[1]	5,404		3,868		2,992		2,703		2,733		2,335		1,999		1,892
Second lien mortgage lending[1]	1,589		1,240		941		855		810		580		416		352
Vehicle finance[2]	488		451		384		302		415		421		367		292
Credit card	1,830		1,581		1,314		1,274		1,312		1,217		1,089		1,100
Private label	598		536		434		429		471		444		419		373
Personal non-credit card	2,634		2,238		2,000		1,881		1,888		1,696		1,518		1,518

Total[1]	12,543		9,914		8,065		7,444		7,629		6,693		5,808		5,527

	%	[3]	%	[3]	%	[3]	%	[3]	%	[3]	%	[3]	%	[3]	%	[3]
Residential mortgages[1]	5.47		3.83		2.92		2.54		2.54		2.19		1.89		1.81
Second lien mortgage lending[1]	9.02		6.81		5.02		4.35		3.97		2.79		2.03		1.81
Vehicle finance[2]	3.68		3.40		2.91		2.29		3.16		3.21		2.82		2.27
Credit card	5.68		5.09		4.32		4.43		4.48		4.46		4.09		4.28
Private label	3.43		3.28		2.72		2.65		2.83		2.88		2.84		2.60
Personal non-credit card	13.16		10.88		9.69		9.33		9.05		8.23		7.56		7.70
Total[1]	6.29		4.95		4.00		3.64		3.67		3.28		2.89		2.81

1	Consumer lending balances for the first three quarters of 2006 have been restated due to a reclassification of balances between first lien and second lien. Mortgage services balances for the second half of 2006 and the first half of 2007 have been restated due to a reclassification of assets between foreclosed and second lien.
2	In December 2006, the vehicle finance business changed its write-off policy to provide that the principal balance of vehicle loans in excess of the estimated net realisable value will be written off 30 days (previously 90 days) after the financed vehicle has been repossessed if it remains unsold, unless it becomes 150 days contractually delinquent, at which time such excess will be written off. This resulted in a one-time acceleration of write-offs totalling US$24 million in December 2006. In connection with this policy change, the vehicle finance business also changed its methodology for reporting two months and over contractual delinquency to include loan balances associated with repossessed vehicles which have not yet been written down to net realisabl evalue. This resulted in an increase of 42 basis points to the vehicle finance delinquency ratio and an increase of 3 basis points to the total consumer delinquency ratio.
3	Expressed as a percentage of loans and advances in Personal Financial Services in the US.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Cross border exposure / Credit quality

Two months and over contractual delinquency in mortgage services and consumer lending
(Unaudited)

		Quarter ended

		31		30		30		31		31		30		30		31
		December		September		June		March		December		September		June		March
		2007		2007		2007		2007		2006		2006		2006		2006
		US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m
Mortgage services:
–	first lien	3,033		2,345		1,909		1,695		1,728		1,489		1,219		1,094
–	second lien[1]	1,038		832		660		595		570		405		263		184

Total mortgage services[1]		4,071		3,177		2,569		2,290		2,298		1,894		1,482		1,278

Consumer lending:
–	first lien[1]	1,622		1,259		907		832		820		677		627		639
–	second lien[1]	478		346		236		220		200		143		133		154

Total consumer lending		2,100		1,605		1,143		1,052		1,020		820		760		793

		%	[2]	%	[2]	%	[2]	%	[2]	%	[2]	%	[2]	%	[2]	%	[2]
Mortgage services:
–	first lien	10.29		7.46		5.76		4.53		4.39		3.68		3.04		2.80
–	second lien[1]	15.40		11.16		7.87		6.40		5.60		3.61		2.32		1.80
Total mortgage services[1]		11.24		8.17		6.19		4.90		4.64		3.67		2.88		2.59
Consumer lending:
–	first lien[1]	3.74		2.92		2.15		2.03		2.08		1.85		1.78		1.88
–	second lien[1]	6.97		5.03		3.60		3.34		3.08		2.45		2.39		2.70
Total consumer lending .		4.18		3.21		2.34		2.21		2.22		1.93		1.86		2.00

1	Consumer lending balances for the first three quarters of 2006 have been restated due to a reclassification of balances between first lien and second lien. Mortgage services balances for the second half of 2006 and the first half of 2007 have been restated due to a reclassification of assets between foreclosed and second lien.
2	Expressed as a percentage of loans and advances in Personal Financial Services in the US.

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

     The following table summarises the aggregate of in-country foreign currency and cross-border outstandings by type of borrower to countries which individually represent in excess of 1 per cent of

HSBC’s total assets. The classification is based on the country of residence of the borrower but also recognises the transfer of country risk in respect of third party guarantees, eligible collateral held and residence of the head office when the borrower is a branch. In accordance with the Bank of England Country Exposure Report (Form CE) guidelines, outstandings comprise loans and advances (excluding settlement accounts), amounts receivable under finance leases, acceptances, commercial bills, CDs and debt and equity securities (net of short positions), and exclude accrued interest and intra-HSBC exposures.

Back to Contents

In-country foreign currency and cross-border outstandings
(Unaudited)

		Government
		and official
	Banks	institutions	Other	Total
	US$bn	US$bn	US$bn	US$bn
At 31 December 2007
UK	32.3	2.2	47.5	82.0
France	14.0	11.4	29.5	54.9
Germany	38.8	1.7	1.9	42.4
US	30.3	5.9	5.6	41.8
The Netherlands	21.4	0.2	4.2	25.8

At 31 December 2006
UK	24.8	–	33.5	58.3
Germany	23.7	18.9	2.0	44.6
US	9.5	12.7	16.2	38.4
France	22.1	2.4	6.1	30.6
The Netherlands	14.4	2.1	3.9	20.4
Italy	4.7	12.5	1.4	18.6

At 31 December 2005
UK	19.6	3.7	16.2	39.5
US	10.2	11.1	17.1	38.4
Germany	21.6	12.7	3.3	37.6
France	11.5	4.7	5.4	21.6
The Netherlands	11.9	2.6	4.4	18.9
Italy	4.4	10.6	3.5	18.5

At 31 December 2007, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Hong Kong, Belgium and Ireland of between 0.75 per cent and 1.0 per cent of total assets. The aggregate in-country foreign currency and cross-border outstandings were: Hong Kong, US$19.7 billion; Belgium, US$19.3 billion and Ireland, US$19.3 billion.

     At 31 December 2006, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Australia and Hong Kong of between 0.75 per cent and 1 per cent of total assets. The aggregate in-country foreign currency and cross-border outstandings were: Australia, US$17.5 billion; Hong Kong, US$15.5 billion.

     At 31 December 2005, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Hong Kong, Australia and Canada of between 0.75 per cent and 1 per cent of total assets. The aggregate in-country foreign currency and cross-border outstandings were: Hong Kong, US$14.6 billion; Australia, US$12.5 billion; Canada, US$11.7 billion.

Credit quality

The following tables reflect, with the principal exception of developments in US personal portfolios that are extensively commented upon in ‘Areas of special interest’ above, broadly stable credit quality across the majority of the Group’s businesses.

     Loans and advances that were neither past due nor impaired decreased marginally to 94.4 per cent (2006: 94.9 per cent) of total loans and advances. Among these, however, those classified as grades 1-3 (satisfactory risk) increased to 96.0 per cent (2006: 92.9 per cent).

     The further deterioration in quality in, principally, US personal lending was reflected in an increase in the proportion of loans and advances to customers which were past due, though not impaired, to 5.1 per cent (2006: 4.6 per cent, following restatement). The great majority of such loans were in the band of past due up to 90 days.

     The credit quality of loans and advances to banks remained broadly stable, showing overall a marginal improvement on its already favourable condition as at year-end 2006, and with a partial shift in the quality profile of neither past due nor impaired accounts being partly offset by a reduction in those that were past due.

     Details of impaired loans and advances to customers, which increased from 1.56 per cent to 1.83 per cent of total loans and advances to customers, are commented on further below.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Credit quality > Loans and advances

Loans and advances

Distribution of loans and advances by credit quality
(Audited)

	At 31 December 2007		At 31 December 2006

	Loans and	Loans and	Loans and		Loans and
	advances to	advances to	advances to		advances to
	customers	banks	customers	[1]	banks
	US$m	US$m	US$m		US$m
Loans and advances:
– neither past due nor impaired	931,872	237,339	827,495		185,125
– past due but not impaired	50,577	22	40,431		72
– impaired	18,304	12	13,785		15

	1,000,753	237,373	881,711		185,212

1	The amounts reported in 2006 as ‘past due but not impaired’ have been amended to include certain loans previously classified as ‘neither past due nor impaired’. The reclassification reflects the fact that, while these loans are in early-stage arrears, a proportion arise from events unrelated to poor credit quality, and historical experience suggests that only a small percentage of such loans progresses through stages of delinquency to default. This reclassification has no effect on total impaired loans or impairment allowances.

Distribution of loans and advances neither past due nor impaired
(Audited)

The credit quality of the portfolio of loans and advances that were neither past due nor impaired can be assessed by reference to the Group’s legacy	credit risk grading system, on which the following information is based:

	At 31 December 2007			At 31 December 2006

	Loans and		Loans and	Loans and		Loans and
	advances to		advances to	advances to		advances to
	customers	[1]	banks	customers	[1]	banks
	US$m		US$m	US$m		US$m
Grades:
1 to 3 – satisfactory risk	886,432		236,314	769,392		184,059
4 – watch list and special mention	39,229		504	51,899		1,040
5 – sub-standard but not impaired	6,211		521	6,204		26

	931,872		237,339	827,495		185,125

1	The majority of the loans and advances to customers that are operating within revised terms following restructuring, for details of which see ‘Renegotiated loans’ below, are included in this table.

     Grades 1 and 2 include corporate facilities demonstrating financial condition, risk factors and capacity to repay that are good to excellent, residential mortgages with low to moderate loan to value ratios and other retail accounts which are maintained within generally applicable product parameters.

     Grade 3 represents satisfactory risk, and includes corporate facilities that require closer monitoring, mortgages with higher loan to value ratios, credit card exposures and other retail exposures which operate outside generally applicable product parameters without being impaired.

     Grades 4 and 5 include facilities that require varying degrees of special attention and all retail exposures that are progressively between 30 and 90 days past due (60 days for US motor loans).

     Grades 6 or 7 represent impaired exposures.

     Loans and advances which are individually assessed for impairment are identified on an individual basis and classified as grades 6 or 7 when they are impaired. It is not practicable to individually identify impaired loans and advances within portfolios of homogeneous loans which are assessed on a collective basis for impairment. In practice, such loans and advances are not individually identified as impaired until the time each impaired loan is written off. It is therefore necessary to estimate the carrying value of impaired loans and advances within these portfolios.

     The approach adopted by HSBC to estimate the carrying value of impaired loans and advances within portfolios of homogeneous loans that are collectively assessed for impairment, is to classify these loans and advances as impaired when the

Back to Contents

balances are 90 days or more past due, except for US motor loans which are classified as impaired when 60 days or more past due. These loans and advances are classified as grades 6 and 7. All other collectively assessed loans and advances, including those which are less than 90 days past due (less than 60 days for US motor loans), are classified as not impaired and reported within grades 1 to 5. Collective impairment allowances are recognised in relation to losses that are likely to have been incurred at the balance sheet date on which they are collectively assessed for impairment and classified loans in grades 1 to 5, representing a small percentage of the total loans and advances in these grades.

Loans and advances which were past due but not impaired
(Audited)

Examples of exposures designated past due but not considered impaired include loans that have missed the most recent payment date but on which there is no evidence of impairment; loans fully secured by cash collateral; residential mortgages in arrears more than 90 days, but where the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year; and short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation, but where there is no concern over the creditworthiness of the counterparty.

	At 31 December 2007			At 31 December 2006

	Loans and		Loans and	Loans and		Loans and
	advances to		advances to	advances to		advances to
	customers	[1]	banks	customers	[1]	banks
	US$m		US$m	US$m		US$m

Past due up to 29 days	33,909		22	28,359		72
Past due 30–59 days	10,546		–	7,353		–
Past due 60–89 days	3,992		–	2,796		–

	48,447		22	38,508		72
Past due 90–179 days	1,767		–	1,764		–
Past due over 180 days	363		–	159		–

	50,577		22	40,431		72

1	The majority of the loans and advances to customers that are operating within revised terms following restructuring, for details of which see ‘Renegotiated loans’ below, are excluded from this table.

This ageing analysis includes past due loans and advances on which collective impairment allowances	have been assessed, though at their early stage of arrears there is no identifiable impairment as such.

Impaired loans and advances
(Audited)

	At 31 December

	2007	2006
	US$m	US$m
Total impaired loans and advances to:
– banks	12	15
– customers	18,304	13,785

	18,316	13,800

Customer loans and advances and impairment allowances by geographical region
(Audited)

The table below presents an analysis of the impairment allowances recognised for impaired loans and advances that are either individually	assessed or collectively assessed, and an analysis of collective impairment allowances on loans and advances classified as not impaired.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Credit quality > Loans and advances > 2007 / Renegotiated loans

	Individually assessed loans and advances to customers			Collectively assessed loans and advances to customers [1]			Total

	Individual	Gross		Collective	Gross		Total	Gross
	impairment	loans and		impairment	loans and		impairment	loans and
	allowances	advances		allowances	advances		allowances	advances
	US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
At 31 December 2007
Impaired loans and advances[2]
Europe	1,846	4,558	40.5	1,203	1,696	70.9	3,049	6,254	48.8
Hong Kong	132	378	34.9	12	55	21.8	144	433	33.3
Rest of Asia-Pacific	349	678	51.5	203	410	49.5	552	1,088	50.7
North America	119	421	28.3	7,057	7,963	88.6	7,176	8,384	85.6
Latin America	253	442	57.2	1,113	1,703	65.4	1,366	2,145	63.7

	2,699	6,477	41.7	9,588	11,827	81.1	12,287	18,304	67.1

Collectively assessed loans and advances not impaired[3]
Europe				882	449,952	0.2	882	449,952	0.2
Hong Kong				232	89,581	0.3	232	89,581	0.3
Rest of Asia-Pacific				374	101,690	0.4	374	101,690	0.4
North America				4,804	293,456	1.6	4,804	293,456	1.6
Latin America				626	47,770	1.3	626	47,770	1.3

				6,918	982,449	0.7	6,918	982,449	0.7

	2,699	6,477		16,506	994,276	1.7	19,205	1,000,753	1.9

At 31 December 2006
Impaired loans and advances[2]
Europe	1,725	4,031	42.8	1,209	1,816	66.6	2,934	5,847	50.2
Hong Kong	131	407	32.2	17	47	36.2	148	454	32.6
Rest of Asia-Pacific	362	649	55.8	228	535	42.6	590	1,184	49.8
North America	109	421	25.9	3,716	4,401	84.4	3,825	4,822	79.3
Latin America	238	325	73.2	787	1,153	68.3	1,025	1,478	69.4

	2,565	5,833	44.0	5,957	7,952	74.9	8,522	13,785	61.8

Collectively assessed loans and advances not impaired[3]
Europe				742	390,328	0. 2	742	390,328	0.2
Hong Kong				217	84,193	0.3	217	84,193	0.3
Rest of Asia-Pacific				311	77,291	0.4	311	77,291	0.4
North America				3,422	280,412	1.2	3, 422	280,412	1.2
Latin America				364	35,702	1.0	364	35,702	1.0

				5,056	867,926	0.6	5,056	867,926	0.6

	2,565	5,833		11,013	875,878	1.3	13,578	881,711	1.5

1	Collectively assessed loans and advances comprise homogeneous groups of loans that are not considered individually significant , and loans subject to individual assessment where no impairment has been identified on an individual basis, but on which a collectiv e impairment allowance has been calculated to reflect losses which have been incurred but not yet identified.
2	Impaired loans and advances are grades 6 and 7 by reference to the Group’s legacy credit rating system.
3	Collectively assessed loans and advances not impaired are grades 1 to 5 by reference to the Group’s legacy credit rating system.

Year ended 31 December 2007 compared with year ended 31 December 2006
(Unaudited)

Total impaired loans to customers were US$18.3 billion at 31 December 2007, an increase of 33 per cent since the end of 2006 (28 per cent at constant currency). Impaired loans were 2 per cent of gross customer loans and advances, broadly in line with 31 December 2006.

     The commentary that follows compares balances at 31 December 2007 with those at 31 December 2006, at constant exchange rates.

     In Europe, impaired loans at US$6.3 billion were 2 per cent higher than at the end of 2006. Higher impaired loans in France and Turkey were

Back to Content

partly offset by a decline in the UK, where changes in underwriting practices resulted in a fall in personal unsecured lending in 2007.

     In Hong Kong, impaired loans declined by 4 per cent to US$433 million. Credit conditions were very favourable, reflecting the strong local economy and buoyant equity and property markets.

     In Rest of Asia-Pacific, the decline in impaired loans of 11 per cent to US$1.1 billion was mainly driven by lower impaired loans in Taiwan following the non-recurrence of the effect of regulatory changes which, in 2006, led to a significant increase in impaired loans. This was partly offset by a rise in impaired loans in India due to strong growth in personal lending.

     In North America, HSBC recorded a 73 per cent increase in impaired loans to US$8.4 billion at 31 December 2007. The consumer finance business in the US was responsible for the bulk of the change. HSBC Finance experienced a deterioration in credit quality in most of its lending book, in particular for first and second lien mortgages originated in 2005 and 2006. In the final quarter of the year, in line with the market, delinquencies rose in the credit card portfolio, with a smaller rise in vehicle finance loans. A full discussion of these developments and their effect on credit quality is provided in the ‘Areas of special interest’ commentary on page 216. In Canada, although impaired loans rose from a low base, credit conditions remained strong.

     In Latin America, impaired loans increased by 30 per cent to US$2.1 billion, primarily due to a rise of 76 per cent in impaired loans in Mexico. This was due to portfolio growth, seasoning and higher delinquency rates on credit cards. Revenues from this growth in credit card lending more than covered the rise in impairment charges.

Individually impaired loans and advances to customers
(Audited)

						Gross
						impaired	% of total
			Rest of			loans and	gross
		Hong	Asia-	North	Latin	advances to	impaired
	Europe	Kong	Pacific	America	America	customers	loans	[1]
	US$m	US$m	US$m	US$m	US$m	US$m	%
At 31 December 2007
Individually impaired loans and advances to customers:
– personal	1,073	178	225	68	4	1,548	23.9
– commercial and corporate	3,485	200	453	353	438	4,929	76.1

	4,558	378	678	421	442	6,477	100.0

At 31 December 2006
Individually impaired loans and advances to customers:
– personal	975	231	118	173	1	1,498	25.7
– commercial and corporate	3,056	176	531	248	324	4,335	74.3

	4,031	407	649	421	325	5,833	100.0

1	Gross impaired loans by industry sector as a percentage of total gross impaired loans.

Interest forgone on impaired loans
(Audited)

Interest income that would have been recognised under the original terms of impaired and restructured loans amounted to approximately US$1.1 billion in 2007 (2006: US$0.7 billion). Interest income from such loans of approximately US$374 million was recorded in 2007.

Renegotiated loans
(Audited)

Restructuring activity is designed to manage customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession. Such activities include extended payment arrangements, approved external debt management plans, deferring foreclosure, modification, loan rewrites and/or deferral of payments pending a change in circumstances. Following restructuring, an overdue consumer account is normally reset from delinquent to current status. Restructuring policies and practices are based on indicators or criteria which, in the judgement of local management, indicate that repayment will probably continue. These policies are required to be kept under continual review and their application varies according to the nature of the market, the

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Credit quality > Renegotiated loans / Impairment allowances and charges product, and the availability of empirically based data. Criteria vary between products, but typically include: receipt of one or more qualifying payments within a certain period, a minimum lapse of time from origination before restructuring may occur, and restrictions on the number and/or frequency of successive restructurings. When empirical evidence indicates an increased propensity to default on restructured accounts, the use of roll rate methodology ensures this factor is taken into account when calculating impairment allowances.

     Renegotiated loans that would otherwise be past due or impaired totalled US$28 billion at 31 December 2007 (2006: US$21 billion). Restructuring is most commonly applied to consumer finance portfolios. The largest concentration was in the US and amounted to US$24 billion (2006: US$17 billion) or 86 per cent (2006: 81 per cent) of the Group’s total renegotiated loans. The increase was due to a significant deterioration in credit quality in the US. Most restructurings in the US related to loans secured on real estate.

US loan modifications
(Unaudited)

In October 2006, as part of its efforts to mitigate risk in the affected components of the mortgage services portfolio in the US, HSBC Finance established a new programme specifically designed to meet the needs of selected customers with ARMs. HSBC Finance is proactively calling and writing to customers who have ARM loans nearing their first reset that HSBC Finance expects will be the most affected by a rate adjustment. By a variety of means, HSBC Finance assesses the customer’s ability to make the adjusted payment and, as appropriate and in accordance with defined policies, HSBC Finance modifies the loans, allowing time for the customer to seek alternative financing or improve their individual situation. These loan modifications primarily provide for temporary interest rate relief for 12 months by either maintaining the current interest rate for the entire 12-month period or resetting the interest rate for the 12-month period to a rate lower than that originally required at the reset date. At the end of the 12-month period, the interest rate on the loan will reset in accordance with the original loan terms, unless the borrower qualifies for, and is granted, a further modification. In 2007, HSBC Finance made more than 33,000 outbound contacts and modified more than 8,500 loans with an aggregate balance of

US$1.4 billion. Since the inception of this programme, HSBC Finance has made more than 41,000 outbound contacts and modified more than 10,300 loans with an aggregate balance of US$1.6 billion. These loans are not included in the figures quoted above, because HSBC Finance has not reset delinquency on them as they were not contractually delinquent at the time of the modification. However, loans which have been restructured in the past for other reasons are included in the figures above. HSBC Finance also continues to manage a Foreclosure Avoidance Programme for delinquent consumer lending customers designed to provide relief to qualifying home owners by either loan restructuring or modification. HSBC Finance also supports a variety of national and local efforts in home ownership preservation and foreclosure avoidance.

Collateral and other credit enhancements obtained
(Audited)

HSBC obtained assets by taking possession of collateral held as security, or calling upon other credit enhancements, as follows:

(Audited)

	Carrying amount obtained in:

	2007	2006
	US$m	US$m
Nature of assets
Residential property	2,509	1,716
Commercial and industrial property	18	6
Other	373	215

	2,900	1,937

     Repossessed properties are made available for sale in an orderly fashion, with the proceeds used to reduce or repay the outstanding indebtedness. Where excess funds are available after the debt has been repaid, they are available either for other secured lenders with lower priority or are returned to the customer. HSBC does not generally occupy repossessed properties for its business use. The majority of repossessed properties arose in the US in HSBC Finance, which experienced higher levels of foreclosure and higher losses on sale due to declining house prices. The average time taken to sell a foreclosed property in the US during 2007 was 184 days and the average loss on sale was 11 per cent. A quarterly breakdown is provided below:

Back to Contents

(Unaudited)
		Quarter ended

		31	30	30	31
		December	September	June	March
	2007	2007	2007	2007	2007

Number of foreclosed properties at end of period	9,627	9,627	8,809	9,115	9,161
Number of properties added to foreclosed inventory in the year/quarter	18,755	4,957	4,814	4,540	4,444
Average loss on sale of foreclosed properties[1]	11%	14%	9%	8%	10%
Average time to sell foreclosed properties (days)	184	183	186	185	183

1	The average loss on sale of foreclosed properties is calculated as cash proceeds after deducting selling costs and commissions, minus the book value of the property when it was moved to ‘Real estate owned’, divided by the book value of the property when it was moved ‘Real estate owned’.

Impairment allowances and charges

Movement in allowance accounts for total loans and advances
(Audited)

	Individually	Collectively
	assessed	assessed	Total
	US$m	US$m	US$m

At 1 January 2007	2,572	11,013	13,585
Amounts written off	(897)	(11,947)	(12,844)
Recoveries of loans and advances written off in previous years	129	876	1,005
Charge to income statement	796	16,381	17,177
Exchange and other movements	106	183	289

At 31 December 2007	2,706	16,506	19,212

At 1 January 2006	2,679	8,687	11,366
Amounts written off	(1,023)	(8,450)	(9,473)
Recoveries of loans and advances written off in previous years	128	651	779
Charge to income statement	458	10,089	10,547
Exchange and other movements	330	36	366

At 31 December 2006	2,572	11,013	13,585

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Impairment allowances and charges

Movement in impairment allowances by industry segment and by geographical region

The following tables show details of the movements in HSBC’s loan impairment allowances by location of lending office for each of the past five years.

     A discussion of the material movements in the loan impairment charges by region follows these tables.

(Audited)
	2007

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January	3,683	365	901	7,247	1,389	13,585

Amounts written off	(2,940)	(251)	(724)	(7,444)	(1,485)	(12,844)
Commercial, industrial and international trade	(371)	(57)	(94)	(122)	(253)	(897)
Real estate	(72)	(4)	(5)	(14)	(3)	(98)
Non-bank financial institutions	(5)	–	–	(5)	(1)	(11)
Other commercial	(90)	(10)	(10)	(30)	(28)	(168)
Residential mortgages	(7)	(8)	(16)	(878)	(21)	(930)
Other personal	(2,395)	(172)	(599)	(6,395)	(1,179)	(10,740)

Recoveries of amounts written off in previous years	542	43	124	62	234	1,005
Commercial, industrial and international trade	14	5	10	21	24	74
Real estate	19	1	7	1	1	29
Non-bank financial institutions	8	–	1	2	–	11
Other commercial	33	1	6	9	5	54
Residential mortgages	–	6	3	1	9	19
Other personal	468	30	97	28	195	818

Charge to income statement[1]	2,543	212	614	12,111	1,697	17,177
Banks	–	–	–	–	–	–
Commercial, industrial and international trade	353	57	82	125	280	897
Real estate	119	(4)	(21)	52	6	152
Non-bank financial institutions	12	2	1	21	–	36
Governments	(3)	–	–	–	–	(3)
Other commercial	27	–	2	59	39	127
Residential mortgages	7	(14)	16	1,784	47	1,840
Other personal	2,028	171	534	10,070	1,325	14,128

Foreign exchange and other movements	110	7	11	4	157	289

Impairment allowances at 31 December	3,938	376	926	11,980	1,992	19,212

Impairment allowances against banks:
– individually assessed	7	–	–	–	–	7
Impairment allowances against customers:
– individually assessed	1,846	132	349	119	253	2,699
– collectively assessed[2]	2,085	244	577	11,861	1,739	16,506

Impairment allowances at 31 December	3,938	376	926	11,980	1,992	19,212

	%	%	%	%	%	%
Impairment allowances against customers as a percentage of loans and advances to customers:
– individually assessed	0.40	0.15	0.34	0.04	0.51	0.27
– collectively assessed	0.46	0.27	0.56	3.93	3.48	1.65

At 31 December	0.86	0.42	0.90	3.97	3.99	1.92

For footnotes, see page 234.

Back to Contents

(Audited)
	2006

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January	3,499	398	837	5,349	1,283	11,366

Amounts written off	(2,706)	(215)	(566)	(4,933)	(1,053)	(9,473)
Commercial, industrial and international trade	(454)	(56)	(79)	(97)	(96)	(782)
Real estate	(70)	(6)	(8)	(21)	(6)	(111)
Non-bank financial institutions	(20)	(7)	(11)	(1)	–	(39)
Other commercial	(116)	(3)	(7)	(31)	(103)	(260)
Residential mortgages	(2)	(3)	(7)	(595)	(21)	(628)
Other personal	(2,044)	(140)	(454)	(4,188)	(827)	(7,653)

Recoveries of amounts written off in previous years	421	41	95	85	137	779
Commercial, industrial and international trade	25	5	11	20	27	88
Real estate	15	–	3	3	–	21
Non-bank financial institutions	1	–	–	10	–	11
Other commercial	24	–	2	9	19	54
Residential mortgages	3	8	1	7	–	19
Other personal	353	28	78	36	91	586

Charge to income statement[1]	2,140	157	512	6,798	940	10,547
Banks	–	–	(1)	–	(2)	(3)
Commercial, industrial and international trade	246	40	(14)	107	124	503
Real estate	41	6	3	19	6	75
Non-bank financial institutions	(7)	–	(1)	(4)	6	(6)
Governments	(13)	–	–	(1)	(23)	(37)
Other commercial	23	(2)	(19)	18	66	86
Residential mortgages	24	4	–	1,039	29	1,096
Other personal	1,826	109	544	5,620	734	8,833

Foreign exchange and other movements	329	(16)	23	(52)	82	366

Impairment allowances at 31 December	3,683	365	901	7,247	1,389	13,585

Impairment allowances against banks:
– individually assessed	7	–	–	–	–	7
Impairment allowances against customers:
– individually assessed	1,725	131	362	109	238	2,565
– collectively assessed[2]	1,951	234	539	7,138	1,151	11,013

Impairment allowances at 31 December	3,683	365	901	7,247	1,389	13,585

	%	%	%	%	%	%
Impairment allowances against customers as a percentage of loans and advances to customers:
– individually assessed	0.44	0.15	0.46	0.04	0.64	0.29
– collectively assessed	0.49	0.28	0.69	2.50	3.10	1.25

At 31 December	0.93	0.43	1.15	2.54	3.74	1.54

For footnotes, see page 234.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Impairment allowances and charges / Provisions

Movement in impairment allowances by industry segment and by geographical region (continued)
(Audited)

	2005

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January	4,851	504	960	5,231	1,088	12,634

Amounts written off	(2,804)	(294)	(329)	(4,913)	(703)	(9,043)
Commercial, industrial and international trade	(345)	(157)	(79)	(81)	(11)	(673)
Real estate	(67)	(23)	(11)	(14)	(2)	(117)
Non-bank financial institutions	(3)	–	–	(10)	–	(13)
Other commercial	(108)	–	(6)	(14)	(66)	(194)
Residential mortgages	(14)	(2)	(6)	(456)	(30)	(508)
Other personal	(2,267)	(112)	(227)	(4,338)	(594)	(7,538)

Recoveries of amounts written off in previous years	84	45	82	146	137	494
Commercial, industrial and international trade	10	4	17	37	8	76
Real estate	5	–	1	2	1	9
Other commercial	6	1	2	38	42	89
Residential mortgages	1	9	1	–	7	18
Other personal	62	31	61	69	79	302

Net charge/(release) to income statement[1]	1,984	146	136	4,919	675	7,860
Banks	(5)	–	(2)	–	–	(7)
Commercial, industrial and international trade	354	199	(72)	32	75	588
Real estate	59	–	1	(6)	2	56
Non-bank financial institutions	(14)	(1)	–	9	–	(6)
Governments	4	–	–	2	–	6
Other commercial	(21)	(32)	(1)	(18)	46	(26)
Residential mortgages	5	(25)	7	592	26	605
Other personal	1,602	5	203	4,308	526	6,644

Foreign exchange and other movements	(616)	(3)	(12)	(34)	86	(579)

Impairment allowances at 31 December	3,499	398	837	5,349	1,283	11,366

Impairment allowances against banks:
– individually assessed	8	–	1	–	–	9
Impairment allowances against customers:
– individually assessed	1,575	173	500	221	214	2,683
– collectively assessed[2]	1,916	225	336	5,128	1,069	8,674

Impairment allowances at 31 December	3,499	398	837	5,349	1,283	11,366

	%	%	%	%	%	%
Impairment allowances against customers as a percentage of loans and advances to customers:
– individually assessed	0.50	0.21	0.71	0.09	0.93	0.36
– collectively assessed	0.61	0.27	0.47	1.99	4.65	1.16

At 31 December	1.11	0.48	1.18	2.08	5.58	1.52

For footnotes, see page 234.

Back to Contents

Movement in provisions by industry segment and by geographical region
(Unaudited)

	2004

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	4,435	1,055	1,181	5, 665	1,379	13,715
IFRSs transition adjustment at 1 January	(2)	(34)	(21)	–	(1)	(58)

Amounts written off	(1,331)	(302)	(403)	(6,125)	(683)	(8,844)
Commercial, industrial and international trade	(298)	(35)	(164)	(61)	(65)	(623)
Real estate	(30)	(55)	(17)	(3)	(1)	(106)
Non-bank financial institutions	(14)	(2)	(1)	(3)		(20)
Other commercial	(209)	(33)	(42)	(29)	(185)	(498)
Residential mortgages	(10)	(52)	(8)	(463)	(28)	(561)
Other personal	(770)	(125)	(171)	(5,566)	(404)	(7,036)

Recoveries of amounts written off in previous years	136	47	70	504	156	913
Commercial, industrial and international trade	27	10	4	38	39	118
Real estate	3	–	10	4	–	17
Non-bank financial institutions	3	–	–	–	–	3
Other commercial	5	3	14	18	45	85
Residential mortgages	1	12	1	8	9	31
Other personal	97	22	41	436	63	659

Net charge to profit and loss account[3]	1,023	(220)	102	5,018	272	6,195
Banks	(7)	–	(1)	–	(2)	(10)
Commercial, industrial and international trade	180	(56)	52	(9)	12	179
Real estate	21	(15)	(28)	(1)	1	(22)
Non-bank financial institutions	18	(3)	(1)	1	–	15
Governments	–	–	–	1	–	1
Other commercial	(65)	(29)	(18)	(21)	(35)	(168)
Residential mortgages	3	(14)	4	494	(5)	482
Other personal	1,035	120	142	4,616	303	6,216
General provisions	(162)	(223)	(48)	(63)	(2)	(498)

Foreign exchange and other movements	551	(24)	14	150	(53)	638

Provisions at 31 December	4,812	522	943	5,212	1,070	12,559

Provisions against banks:
– specific provisions	14	–	3	–	–	17
Provisions against customers:
– specific provisions	4,036	320	785	4,106	770	10,017
– general provisions[2]	762	202	155	1,106	300	2,525

Provisions at 31 December	4,812	522	943	5,212	1,070	12,559

	%	%	%	%	%	%
Provisions against customers as a percentage of loans and advances to customers
– specific provisions	1.43	0.40	1.27	1.67	4.58	1.46
– general provisions	0.27	0.25	0.25	0.45	1.79	0.37

At 31 December	1.70	0.65	1.52	2.12	6.37	1.83

For footnotes, see page 234.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Provisions / Loan impairment charge

Movement in provisions by industry segment and by geographical region (continued)
(Unaudited)

	2003

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Provisions at 1 January	3,668	1,143	1,496	642	2,191	9,140
Amounts written off	(902)	(584)	(445)	(4,469)	(1,056)	(7,456)
Commercial, industrial and international trade	(338)	(71)	(201)	(102)	(304)	(1,016)
Real estate	(31)	(12)	(18)	(3)	(115)	(179)
Non-bank financial institutions	(3)	(13)	(21)	–	(30)	(67)
Other commercial	(54)	(65)	(42)	(80)	(54)	(295)
Residential mortgages	(4)	(121)	(16)	(292)	(242)	(675)
Other personal	(472)	(302)	(147)	(3,992)	(311)	(5,224)
Recoveries of amounts written off in previous years	142	42	74	330	22	610
Commercial, industrial and international trade	25	16	18	20	3	82
Real estate	3	–	4	2	–	9
Non-bank financial institutions	2	–	5	4	–	11
Other commercial	49	4	11	10	7	81
Residential mortgages	1	6	1	2	3	13
Other personal	62	16	35	292	9	414
Net charge to profit and loss account[3]	874	400	85	4,557	177	6,093
Banks	(6)	–	3	–	–	(3)
Commercial, industrial and international trade	286	(3)	(45)	77	61	376
Real estate	15	(18)	(8)	(1)	1	(11)
Non-bank financial institutions	(1)	1	(17)	(5)	(1)	(23)
Governments	–	–	1	–	–	1
Other commercial	216	78	(4)	55	(6)	339
Residential mortgages	–	102	23	422	5	552
Other personal	482	271	116	3,950	164	4,983
General Provisions	(118)	(31)	16	59	(47)	(121)
Foreign exchange and other movements[4]	653	54	(29)	4,605	45	5,328

Provisions at 31 December	4,435	1,055	1,181	5,665	1,379	13,715

Provisions against banks:
– specific provisions	20	–	4	–	–	24
Provisions against customers:
– specific provisions	3,554	629	981	4,660	1,054	10,878
– general provisions[3]	861	426	196	1,005	325	2,813

Provisions at 31 December	4,435	1,055	1,181	5,665	1,379	13,715

	%	%	%	%	%	%
Provisions against customers as a percentage of loans and advances to customers
– specific provisions	1.65	0.84	1.99	2.47	6.97	2.00
– general provisions	0.40	0.57	0.40	0.53	2.15	0.52

At 31 December	2.05	1.41	2.39	3.00	9.12	2.52

1	See table below ‘Net impairment charge to income statement by geographical region’.
2	Collectively assessed impairment allowances (2004 and 2003: general provisions) are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provisions booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in Rest of Asia-Pacific, as well as those booked in Hong Kong.
3	See table below ‘Net charge to the profit and loss account for bad and doubtful debts by geographical region’.
4	Other movements include amounts of US$129 million in Europe and US$4,524 million in North America transferred in on the acquisition of HSBC Finance Corporation, and of US$116 million in Latin America transferred in on the acquisition of Lloyds TSB Group’s Brazilian businesses and assets.

Back to Contents

Net loan impairment charge to the income statement by geographical region
(Unaudited)

	Year ended 31 December 2007

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Individually assessed impairment allowances
New allowances	781	103	211	228	210	1,533
Release of allowances no longer required	(388)	(32)	(96)	(54)	(38)	(608)
Recoveries of amounts previously written off	(38)	(14)	(32)	(26)	(19)	(129)

	355	57	83	148	153	796

Collectively assessed impairment allowances
New allowances net of allowance releases	2,692	184	623	11,999	1,759	17,257
Recoveries of amounts previously written off	(504)	(29)	(92)	(36)	(215)	(876)

	2,188	155	531	11,963	1,544	16,381

Total charge for impairment losses	2,543	212	614	12,111	1,697	17,177
Banks	–	–	–	–	–	–
Customers	2,543	212	614	12,111	1,697	17,177

	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances	0.45	0.14	0.43	3.80	2.71	1.39

	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2007
Impaired loans	6,266	433	1,088	8,384	2,145	18,316
Impairment allowances	3,938	376	926	11,980	1,992	19,212

	Year ended 31 December 2006

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Individually assessed impairment allowances
New allowances	715	93	138	229	122	1,297
Release of allowances no longer required	(439)	(45)	(130)	(61)	(36)	(711)
Recoveries of amounts previously written off	(33)	(14)	(28)	(39)	(14)	(128)

	243	34	(20)	129	72	458

Collectively assessed impairment allowances
New allowances net of allowance releases	2,285	150	599	6,715	991	10,740
Recoveries of amounts previously written off	(388)	(27)	(67)	(46)	(123)	(651)

	1,897	123	532	6,669	868	10,089

Total charge for impairment losses	2,140	157	512	6,798	940	10,547
Banks	–	–	(1)	–	(2)	(3)
Customers	2,140	157	513	6,798	942	10,550

	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances	0.45	0.12	0.48	2.24	1.89	0.99

	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2006
Impaired loans	5,858	454	1,188	4,822	1,478	13,800
Impairment allowances	3,683	365	901	7,247	1,389	13,585

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Loan impairment charge > 2007

Net loan impairment charge to the income statement by geographical region (continued)
(Unaudited)

	Year ended 31 December 2005

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

Net charge to the income statement for bad and doubtful debts by geographical region
(Unaudited)

	Year ended 31 December 2004

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions
New provisions	2,047	237	419	5,690	479	8,872
Release of provisions no longer required	(726)	(187)	(199)	(105)	(49)	(1,266)
Recoveries of amounts previously written off	(136)	(47)	(70)	(504)	(156)	(913)

	1,185	3	150	5,081	274	6,693
General provisions	(162)	(223)	(48)	(63)	(2)	(498)

Total bad and doubtful debt charge	1,023	(220)	102	5,018	272	6,195
Banks	(7)	–	(1)	–	(2)	(10)
Customers	1,030	(220)	103	5,018	274	6,205

	%	%	%	%	%	%

Bad and doubtful debt charge as a percentage of closing gross loans and advances	0.36	(0.28)	0.17	1.88	1.20	0.91
	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2004
Non-performing loans	6,039	696	1,160	3,555	977	12,427
Provisions	4,798	522	940	5,212	1,070	12,542

Back to Contents

(Unaudited)

	Year ended 31 December 2003

			Rest of	North	Latin
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions
New provisions	1,485	655	412	4,907	318	7,777
Release of provisions no longer required	(351)	(182)	(269)	(80)	(71)	(953)
Recoveries of amounts previously written off	(142)	(42)	(74)	(329)	(23)	(610)

	992	431	69	4,498	224	6,214
General provisions	(118)	(31)	16	59	(47)	(121)

Total bad and doubtful debt charge	874	400	85	4,557	177	6,093
Banks	(6)	–	3	–	–	(3)
Customers	880	400	82	4,557	177	6,096

	%	%	%	%	%	%
Bad and doubtful debt charge as a percentage of closing gross loans and advances	0.41	0.53	0.17	2.33	0.79	1.12

	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2003
Non-performing loans	5,701	1,671	1,538	4,889	1,251	15,050
Provisions	4,415	1,055	1,177	5, 665	1,379	13,691

Impairment allowances as a percentage of loans and advances to customers
(Unaudited)

	At 31 December

	2007	2006
	%	%
Total impairment allowances to gross lending[1]
Individually assessed impairment allowances	0.28	0.30
Collectively assessed impairment allowances	1.73	1.28

	2.01	1.58

1	Net of reverse repo transactions, settlement accounts and stock borrowings.

Year ended 31 December 2007 compared with year ended 31 December 2006
(Unaudited)

Loan impairment charges rose by 63 per cent to US$17.2 billion from US$10.5 billion in 2006. The commentary that follows is on a constant currency basis:

     New allowances for loan impairment charges rose by 52 per cent, compared with 2006. Releases and recoveries of allowances increased by 1 per cent to US$1.6 billion.

     In Europe, new loan impairment charges were US$3.5 billion, a rise of 8 per cent compared with 2006. This partly reflected growth in commercial lending, where charges remained low compared with historical amounts but rose from the exceptionally low levels experienced in 2005 and 2006. Increased charges also reflected growth in credit card lending in Turkey. In the UK, refinements to the methodology used to calculate roll rate percentages resulted in a higher charge in the consumer finance operations in the first half of the year. Excluding this, loan impairment charges were marginally lower than in 2006.

     Releases and recoveries in Europe were broadly in line with 2006.

     In Hong Kong, new loan impairment charges of US$287 million were recorded, an increase of 19 per cent, due to the growth in credit card balances and new corporate loan charges.

     Releases and recoveries in Hong Kong decreased to US$75 million, primarily in the corporate sector. This reflected the low level of allowances added in recent years.

     In Rest of Asia-Pacific, new loan impairment charges rose by 10 per cent to US$834 million, with higher loan impairment charges arising in the commercial loan books in Thailand and Malaysia. This was offset by a decline in loan impairment charges for personal lending, particularly in Taiwan and Indonesia, where charges returned to more

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Loan impairment charge > 2007 / 2006

regular levels after an upsurge in 2006 due to regulatory changes which affected collection activity and minimum payments.

     With corporate and commercial loan impairment charges low in recent years, releases and recoveries decreased by 6 per cent to US$220 million.

     New loan impairment charges in North America rose by 76 per cent to US$12.2 billion, driven by the continued deterioration in credit quality in the US consumer finance loan portfolio.

     US credit quality deteriorated as mortgage delinquencies rose, house prices declined, refinancing credit became less available in the market and the macroeconomic outlook worsened. The reasons behind the deterioration in US credit quality, the effects on the US personal lending portfolio and actions taken as a result are discussed in more detail on page 217.

     Other factors affecting the rise in US loan impairment charges included normal seasoning of the portfolio, a higher proportion of unsecured personal lending and a return to historical norms from the unusually low levels of bankruptcy filings experienced in 2006, following changes enacted to US bankruptcy law in 2005.

     Delinquency rates rose across all parts of the HSBC Finance personal lending portfolio, with mortgage services and consumer lending experiencing significant rises in delinquency which flowed through subsequent stages through to foreclosure. As the housing downturn began to have more effect on the broader economy, delinquency rates in credit cards and vehicle finance rose in the final quarter of 2007. A change in product mix in the cards portfolio towards higher yielding products also contributed to higher impairment charges as this segment of the portfolio seasoned.

     Releases and recoveries in North America decreased to US$116 million. In the US consumer finance business, collection staff increased in all lending portfolios as part of the response to the deteriorating credit environment.

     In Latin America, new loan impairment charges rose by 63 per cent to US$2.0 billion. The most significant increase was registered in Mexico, reflecting strong growth in balances, normal portfolio seasoning and a rise in delinquency rates in credit cards. Charges for commercial lending in Mexico fell as increased delinquency rates in the small and medium-sized business portfolios were offset by impairment allowance releases. Products with high credit losses were discontinued or restructured. Loan impairment charges in Brazil rose marginally, due to growth in store loans and credit cards.

     Releases and recoveries in Latin America increased to US$272 million. In Brazil, credit models were changed during 2007 to align with credit behaviour in underlying portfolios.

Year ended 31 December 2006 compared with year ended 31 December 2005
(Unaudited)

Loan impairment charges increased by US$2.7 billion, or 34 per cent, compared with 2005. Acquisitions accounted for US$309 million of the rise, mainly Metris in the US. On an underlying basis, the increase was 30 per cent. Personal Financial Services continued to dominate loan impairments, representing 94 per cent of the Group’s charge. On a constant currency basis, the key trends were as follows.

     New allowances for loan impairment charges of US$12.0 billion increased by 27 per cent compared with 2005. Releases and recoveries of allowances were broadly in line with 2005.

     In Europe, new loan impairment charges rose by 9 per cent compared with 2005 to US$3.0 billion. A challenging credit environment in UK unsecured lending, which began to deteriorate in the middle of 2005, was the primary cause of the increase, although this was partly mitigated by continued benign corporate and commercial impairment experience. Personal bankruptcies and the use of IVAs have been on a rising trend since the introduction of legislation in 2004 that eased filing requirements, and this was further exacerbated by the recent active marketing of bankruptcy and IVA relief through the media by debt advisors. Additionally, a rise in unemployment, which began in the middle of 2005, and modest rises in interest rates added to the strain on some personal customers. In response, HSBC tightened underwriting controls in the second half of 2005, reduced its market share of unsecured personal lending and changed the product mix of new business towards lower-risk customers. In 2006, there were early signs of improvement in more recent unsecured lending. New loan impairment charges also rose in Turkey, by 30 per cent, mainly due to growth in unsecured credit card and personal lending as overall credit quality remained stable. In France, new charges fell, reflecting a stable credit environment and the reduction in charges following the sale of a consumer finance business in the second half of 2005.

Back to Contents

     Releases and recoveries in Europe of US$860 million were 17 per cent higher than in 2005. Increases in the UK were partially offset by a decline in France. In the UK, increased resources deployed on collection activities, combined with a rise in sales of delinquent debt, were reflected in significantly higher recoveries. The non-recurrence of several significant recoveries in 2005 led to a large fall in France.

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

     In Rest of Asia-Pacific, there was an 88 per cent rise in new impairment allowances toUS$737 million. This was an improvement on the situation in the first half of 2006, when new impairment charges were 111 per cent higher than in the first half of 2005. The year-on-year increase was largely due to Taiwan and, to a lesser extent, Indonesia. During the first half of 2006, new government regulations placing restrictions on collection activity, combined with the popularity of renegotiation schemes offering the opportunity to waive interest and postpone principal payments, led to a sharp rise in credit card defaults, for which a full-year charge of US$200 million was recorded. In the second half of 2006, this problem had begun to moderate and new impairment charges were 31 per cent lower than in the first half. In Indonesia, increased loan impairment charges in the personal sector reflected legislation which introduced higher minimum payment rules and a reduction in fuel subsidies. There were further rises in the Middle East, largely due to loan growth. Elsewhere in the region, credit quality was stable.

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

     In the second half of 2006, HSBC took action to tighten credit criteria in the mortgage services operation as detailed on page 217. As a consequence, balances in mortgage services declined compared with 30 June 2006.

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

Credit risk > Loan impairment charge / HSBC Holdings / Risk elements

Canada, as the strong economy continued to underpin good credit quality.

     Releases and recoveries in North America decreased by 23 per cent to US$146 million due to the non-recurrence of recoveries in the US.

     In Latin America, new impairment charges rose by 24 per cent to US$1.1 billion in 2006. This increase was chiefly attributable to Mexico and, to a lesser extent, Brazil. Strong growth in personal and commercial lending in Mexico resulted in higher new charges. In Brazil, new charges rose by 11 per cent, a significant reduction from the 52 per cent rise reported in 2005, as credit quality improved following enhancements made to underwriting procedures during 2005 and 2006.

     Latin American releases and recoveries went up by 7 per cent, largely in Mexico as a result of more stable political and economic conditions.

Charge for impairment losses as a percentage of average gross loans and advances to customers
(Unaudited)
			Rest of	North	Latin
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	%	%	%	%	%	%
Year ended 31 December 2007
New allowances net of allowance releases	0.86	0.29	0.83	4.20	4.55	2.09
Recoveries	(0.15)	(0.05)	(0.14)	(0.02)	(0.55)	(0.12)

Total charge for impairment losses	0.71	0.24	0.69	4.18	4.00	1.97

Amount written off net of recoveries	0.67	0.23	0.67	2.55	2.95	1.36

Year ended 31 December 2006
New allowances net of allowance releases	0.87	0.23	0.80	2.52	3.95	1.49
Recoveries	(0.14)	(0.05)	(0.13)	(0.03)	(0.50)	(0.10)

Total charge for impairment losses	0.73	0.18	0.67	2.49	3.45	1.39

Amount written off net of recoveries	0.77	0.20	0.62	1.77	3.36	1.15

Year ended 31 December 2005
New allowances net of allowance releases	0.76	0.24	0.33	2.15	3.97	1.25
Recoveries	(0.03)	(0.06)	(0.13)	(0.07)	(0.68)	(0.09)

Total charge for impairment losses	0.73	0.18	0.20	2.08	3.29	1.16

Amount written off net of recoveries	1.00	0.31	0.37	2. 02	2.77	1.26

Year ended 31 December 2004
New provisions	0.78	0.31	0.77	2.61	3.09	1.41
Releases and recoveries	(0.33)	(0.30)	(0.49)	(0.28)	(1.32)	(0.35)

Net charge for specific provisions	0.45	0.01	0.28	2.33	1.77	1.06

Total provisions charged	0.39	(0.29)	0.19	2.31	1.64	0.99

Amount written off net of recoveries	0.46	0.33	0.61	2. 57	3.41	1.26

Year ended 31 December 2003
New provisions	0.76	0.89	0.96	3.06	2.22	1.60
Releases and recoveries	(0.25)	(0.30)	(0.80)	(0.25)	(0.65)	(0.32)

Net charge for specific provisions	0.51	0.59	0.16	2.81	1.57	1.28

Total provisions charged	0.45	0.54	0.20	2.84	1.23	1.25
Amount written off net of recoveries	0.39	0.73	0.86	2. 58	7.20	1.40

HSBC Holdings
(Audited)

Credit risk arises in HSBC Holdings primarily as a result of transactions with Group subsidiaries as well as guarantees issued in support of obligations incurred by some Group businesses in the normal conduct of their business.

     These risks are reviewed and managed, within regulatory and internal limits for exposures, by the HSBC Group Risk function, which provides high-level, centralised oversight and management ofHSBC’s credit risks world-wide, reporting to the Group Chief Risk Officer.

     No collateral or other credit enhancements were held by HSBC Holdings in respect of its transactions with subsidiary undertakings.

Back to Contents

     HSBC Holdings’ maximum exposure to credit risk at 31 December 2007 is shown below. HSBC Holdings’ financial assets represent claims on Group subsidiaries, principally located in Europe and North America.

	2007			2006 (restated )[1]

		Off-balance			Off-balance
	Carrying	sheet	Maximum	Carrying	sheet	Maximum
	value	exposure	exposure	value	exposure	exposure
	US$m	US$m	US$m	US$m	US$m	US$m

Derivatives	2,660	–	2,660	1,599	–	1,599
Loans and advances to HSBC undertakings	17,242	3,638	20,880	14,456	3,967	18,423
Financial investments	3,022	–	3,022	3,614	–	3,614
Guarantees	–	38,457	38,457	–	17,605	17,605

	22,924	42,095	65,019	19,669	21,572	41,241

1	Comparative figures have been restated to include US$298 million of available-for-sale assets within the total for financial investments held by HSBC Holdings.

     All of the derivative transactions are with HSBC undertakings which are banking counterparties (2006: 100 per cent).

     The credit quality of loans and advances to HSBC undertakings is assessed as satisfactory risk, with 100 per cent of the exposure being neither past due nor impaired (2006: 100 per cent).

     The long-term debt rating of issuers of financial investments is within the Standard & Poor’s ratings range of AA– to AA+ (2006: AA– to AA+).

Risk elements in the loan portfolio
(This section all unaudited)

The disclosure of credit risk elements under the following headings reflects US accounting practice and classifications for publicly traded bank holding companies:

•	loans accounted for on a non-accrual basis;

•	accruing loans contractually past due 90 days or more as to interest or principal; and

•	troubled debt restructurings not included in the above.

Troubled debt restructurings

The SEC requires separate disclosure of any loans whose terms have been modified because of problems with the borrower to grant concessions other than are warranted by market conditions. These are classified as ‘troubled debt restructurings’ and are distinct from the normal restructure activities in personal loan portfolios described in ‘Renegotiated loans’ on page 227. Disclosure of troubled debt restructurings may be discontinued after the first year if the debt performs in accordance with the new terms.

     Troubled debt restructurings increased by 54 per cent in 2007, reflecting measures taken to mitigate risk in the US consumer finance business in response to the deterioration in mortgage loans.

Unimpaired loans past due 90 days or more

Unimpaired loans contractually past due 90 days or more increased by 11 per cent. The rise was largely attributable to the US consumer finance business, where credit quality deteriorated throughout the year. The rise in overdue balances on credit cards in Mexico also contributed.

Impaired loans

In accordance with IFRSs, HSBC recognises interest income on assets after they have been written down as a result of an impairment loss. In the following tables, HSBC represents information on its impaired loans and advances which are designated in accordance with the policy described above.

Potential problem loans

Credit risk elements also cover potential problem loans. These are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those identified in the table of risk elements set out below, and as discussed in ‘Areas of special interest’ above, including ARMs and stated-income products.

Risk elements

The following table provides an analysis of risk elements in the loan portfolios at 31 December for the past five years:

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Credit risk > Risk elements / Liquidity and funding > Policies / Primary sources of funding

	At 31 December

	2007	2006	2005	2004	2003
	US$m	US$m	US$m	US$m	US$m
Impaired loans
Europe	6,266	5,858	5,081	6,053	5,680
Hong Kong	433	454	506	696	1,670
Rest of Asia-Pacific	1,088	1,188	945	1,172	1,519
North America	8,384	4,822	3,710	3,600	4,177
Latin America	2,145	1,478	1,226	932	1,170

	18,316	13,800	11,468	12,453	14,216

Troubled debt restructurings
Europe	648	360	239	213	335
Hong Kong	146	189	198	436	571
Rest of Asia-Pacific	34	73	121	56	68
North America	3,322	1,712	1,417	1,600	1,569
Latin America	848	915	878	830	1,041

	4,998	3,249	2,853	3,135	3,584

Unimpaired loans contractually past due 90 days or more as to principal or interest
Europe	202	237	592	68	34
Hong Kong	49	79	74	67	205
Rest of Asia-Pacific	156	78	40	56	45
North America	1,302	1,364	924	1,171	1,252
Latin America	421	165	4	–	2

	2,130	1,923	1,634	1,362	1,538

Trading loans classified as
grades 6 and 7
North America	675	127	11	–	–

Risk elements on loans
Europe	7,116	6,455	5,912	6,334	6,049
Hong Kong	628	722	778	1,199	2,446
Rest of Asia-Pacific	1,278	1,339	1,106	1,284	1,632
North America	13,683	8,025	6,062	6,371	6,998
Latin America	3,414	2,558	2,108	1,762	2,213

	26,119	19,099	15,966	16,950	19,338

Assets held for resale
Europe	59	30	205	27	32
Hong Kong	29	42	49	75	2
Rest of Asia-Pacific	7	17	31	21	30
North America	1,172	999	582	664	720
Latin America	101	91	103	44	74

	1,368	1,179	970	831	858

Total risk elements
Europe	7,175	6,485	6,117	6,361	6,081
Hong Kong	657	764	827	1,274	2,448
Rest of Asia-Pacific	1,285	1,356	1,137	1,305	1,662
North America	14,855	9,024	6,644	7,035	7,718
Latin America	3,515	2,649	2,211	1,806	2,287

	27,487	20,278	16,936	17,781	20,196

	%	%	%	%	%
Loan impairment allowances as a percentage of risk elements on loans[1]	75.5	71.6	71.2	74.1	70.9

1	Ratio excludes trading loans classified as grades 6 and 7.

Back to Contents

Liquidity and funding management
(Audited)

Liquidity risk is the risk that HSBC does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows. Funding risk (a form of liquidity risk) arises when the necessary liquidity to fund illiquid asset positions cannot be obtained at the expected terms and when required.

     The objective of HSBC’s liquidity and funding management is to ensure that all foreseeable funding commitments, including deposit withdrawals, can be met when due, and that access to the wholesale markets is co-ordinated and cost-effective. It is HSBC’s objective to maintain a diversified and stable funding base comprising core retail and corporate customer deposits and institutional balances. This is augmented by wholesale funding and maintaining portfolios of highly liquid assets which are diversified by currency and maturity, with the objective of enabling HSBC to respond quickly and smoothly to unforeseen liquidity requirements.

     HSBC requires its operating entities to maintain a strong liquidity position and to manage the liquidity profile of their assets, liabilities and commitments with the objective of ensuring that cash flows are appropriately balanced and all obligations can be met when due.

Policies and procedures
(Audited)

The management of liquidity and funding is primarily carried out locally in the operating entities of HSBC in accordance with practices and limits set by the Group Management Board. These limits vary by entity to take account of the depth and liquidity of the market in which the entity operates. It is HSBC’s general policy that each banking entity should be self-sufficient with regards to funding its own operations. Exceptions are permitted to facilitate the efficient funding of certain short-term treasury requirements and start-up operations or branches which do not have access to local deposit markets, all of which are funded under clearly defined internal and regulatory guidelines and limits from HSBC’s largest banking operations. These internal and regulatory limits and guidelines serve to place formal limitations on the transfer of resources between HSBC entities and are necessary to reflect the broad range of currencies, markets and time zones within which HSBC operates.

     The Group’s liquidity and funding management process includes:

•	projecting cash flows by major currency under various stress scenarios and considering the level of liquid assets necessary in relation thereto;

•	monitoring balance sheet liquidity ratios against internal and regulatory requirements;

•	maintaining a diverse range of funding sources with adequate back-up facilities;

•	managing the concentration and profile of debt maturities;

•	managing contingent liquidity commitment exposures within pre-determined caps;

•	maintaining debt financing plans;

•	monitoring depositor concentration in order to avoid undue reliance on large individual depositors and ensuring a satisfactory overall funding mix; and

•	maintaining liquidity and funding contingency plans. These plans identify early indicators of stress conditions and describe actions to be taken in the event of difficulties arising from systemic or other crises, while minimising adverse long-term implications for the business.

Primary sources of funding
(Audited)

Current accounts and savings deposits payable on demand or at short notice form a significant part of HSBC’s funding. HSBC places considerable importance on maintaining the stability of these deposits.

     The stability of deposits, which are a primary source of funding, depends upon preserving depositor confidence in HSBC’s capital strength and liquidity, and on competitive and transparent deposit-pricing strategies.

     HSBC also accesses professional markets in order to provide funding for non-banking subsidiaries that do not accept deposits, to maintain a presence in local money markets and to optimise the funding of asset maturities not naturally matched by core deposit funding. In aggregate, HSBC’s banking entities are liquidity providers to the inter-bank market, placing significantly more funds with other banks than they themselves borrow.

     The main operating subsidiary that does not accept deposits is HSBC Finance, which funds itself principally by taking term funding in the professional markets and by securitising assets.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Liquidity and funding > Primary sources of funding

At 31 December 2007, US$142 billion (2006: US$150 billion) of HSBC Finance’s liabilities were drawn from professional markets, utilising a range of products, maturities and currencies to avoid undue reliance on any particular funding source.

Cash flows payable by HSBC under financial liabilities by remaining contractual maturities
(Audited)

			Due	Due
		Due	between	between	Due
	On	within 3	3 and 12	1 and 5	after 5
	demand	months	months	years	years
	US$m	US$m	US$m	US$m	US$m
At 31 December 2007
Deposits by banks	42,793	78,429	11,445	4,208	5,199
Customer accounts	629,227	391,659	56,294	29,445	6,614
Trading liabilities	314,580	–	–	–	–
Financial liabilities designated at fair value	11,730	2,083	8,286	43,147	68,726
Derivatives	181,009	113	873	1,663	613
Debt securities in issue	635	90,718	59,626	109,054	38,782
Subordinated liabilities	3	277	1,951	10,181	34,841
Other financial liabilities	20,516	29,812	5,177	977	1,273

	1,200,493	593,091	143,652	198,675	156,048
Loan commitments	312,146	155,142	155,565	113,072	28,532

	1,512,639	748,233	299,217	311,747	184,580

At 31 December 2006
Deposits by banks	29,609	55,239	8, 462	6,356	4,893
Customer accounts	535,695	301,847	47,560	25,155	5,420
Trading liabilities	226,608	–	–	–	–
Financial liabilities designated at fair value	8,990	1,103	2, 855	36,194	52,222
Derivatives	99,790	671	884	1,337	167
Debt securities in issue	919	80,288	38,831	102,069	51,171
Subordinated liabilities	–	285	1,296	11,221	30,764
Other financial liabilities	14,809	34,838	1,094	206	711

	916,420	474,271	100,982	182,538	145,348
Loan commitments	321,075	144,38 2	125,141	89,306	34,726

	1,237,495	618,653	226,123	271,844	180,074

     The balances in the above table will not agree directly to the balances in the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, relating to both principal and those associated with all future coupon payments (except for trading liabilities and trading derivatives). Furthermore, loan commitments are generally not recognised on the balance sheet. Trading liabilities and trading derivatives have been included in the ‘On demand’ time bucket, and not by contractual maturity, because trading liabilities are typically held for short periods of time. The undiscounted cash flows on hedging derivative liabilities are classified according to their contractual maturity.

     Cash flows payable in respect of customer accounts are primarily contractually repayable on demand or at short notice. However, in practice, short-term deposit balances remain stable as inflows and outflows broadly match.

Advances to deposits ratio
(Audited)

HSBC emphasises the importance of current accounts and savings accounts as a source of funds to finance lending to customers, and discourages reliance on short-term professional funding. To achieve this goal, limits are placed on Group banking entities which restrict their ability to grow loans to customers without corresponding growth in core current accounts and savings accounts. This measure is referred to as the ‘advances to deposits’ ratio.

     Advances to deposits ratio limits are set by the RMM and monitored by Group Finance. The ratio compares loans and advances to customers as a percentage of core customer current and savings accounts together with term funding with a remaining term to maturity in excess of one year. Loans to customers which are part of reverse repurchase arrangements, and where the Group

Back to Contents

receives securities which are deemed to be liquid, are excluded from the advances to deposits ratio. Current accounts and savings accounts from customers deemed to be ‘professional’ are excluded. The definition of a professional customer takes account of the size of the customer’s total deposit balances by applying a tiering classification. Generally, any customer with total funds deposited in excess of US$2 million is regarded as professional. Due to the distinction between core and professional depositors, the Group’s measure of advances to deposits will be more restrictive than that which could be inferred from the published financial statements.

The advances to deposits ratios of the Group’s principal banking entities
(Audited)

	Year ended 31 December

	2007	2006
	%	%
HSBC Bank (UK operations)
Year-end	97.5	100.7
Maximum	101.7	104.3
Minimum	92.6	98.1
Average	97.1	102.0
The Hongkong and Shanghai Banking
Corporation
Year-end	76.7	72.4
Maximum	82.2	77.8
Minimum	72.4	72.4
Average	76.4	75.5
HSBC Bank USA
Year-end	114.9	116.8
Maximum	116.8	132.3
Minimum	107.0	115.8
Average	112.7	121.4
Total of Group’s other principal banking entities
Year-end	88.4	87.5
Maximum	89.3	91.6
Minimum	86.2	87.5
Average	87.7	88.8

The three major Group banking entities shown

separately in the table above represented 71 per cent of the Group’s total core deposits at 31 December 2007 (2006: 73 per cent). The table demonstrates that loans to customers in the Group’s principal banking entities are broadly financed by reliable and stable sources of funding.

     HSBC would meet any unexpected net cash outflows by selling securities and accessing additional funding sources such as interbank or collateralised lending markets. In addition to the advances to deposits ratio, the Group uses a range of other measures for managing liquidity risk. These other measures include the ratio of net liquid assets to customer liabilities and projected cash flow scenario analyses.

Ratio of net liquid assets to customer liabilities
(Audited)

Net liquid assets are liquid assets less all funds maturing in the next 30 days from wholesale market sources and from customers who are deemed to be professional. The Group defines liquid assets for the purposes of the liquidity ratio as cash balances, short-term interbank deposits and highly rated debt securities available for immediate sale and for which a deep and liquid market exists. As noted above, the definition of a professional customer takes account of the size of the customer’s total deposits. Contingent liquidity risk associated with committed loan facilities is not reflected in the ratios. The Group’s framework for monitoring this risk is outlined below.

     Limits for the ratio of net liquid assets to customer liabilities are set for each bank operating entity. As HSBC Finance does not accept customer deposits, it is not appropriate to manage their liquidity using the standard liquidity ratios. The liquidity and funding risk framework of HSBC Finance is discussed below.

     Ratios of net liquid assets to customer liabilities are provided in the following table. For additional information, the US dollar equivalents of net liquid assets are also provided.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Liquidity and funding > Primary sources of funding / HSBC Holdings

Ratio of net liquid assets to customer liabilities and net liquid assets
(Audited)

	Year ended 31 December		Year ended 31 December
	2007		2006

		Net liquid		Net liquid
	Ratio	assets	Ratio	assets
	%	US$bn	%	US$bn
HSBC Bank (UK operations)
Year-end	12.1	44.2	16.3	48.7
Maximum	21.5	80.6	19.1	50.1
Minimum	12.1	39.9	12.8	32.9
Average	15.6	52.4	15.1	40.1

The Hongkong and Shanghai Banking Corporation
Year-end	21.8	53.9	21.4	46.7
Maximum	24.1	56.9	21.4	46.7
Minimum	16.1	35.3	14.2	28.4
Average	20.8	48.2	17.5	36.1

HSBC Bank USA
Year-end	15.8	17.1	22.7	22.5
Maximum	25.7	26.1	25.5	25.5
Minimum	15.8	17.1	19.1	17.8
Average	21.3	22.0	23.7	23.1

Total of Group’s other principal banking entities
Year-end	21.0	66.1	24.5	59.4
Maximum	26.1	72.7	25.6	61.3
Minimum	21.0	58.8	20.8	43.9
Average	24.0	65.3	22.9	51.7

     The ‘Total of Group’s other principal banking entities’ reflects the other main banking subsidiaries and, as such, includes businesses spread across a range of locations, in many of which the Group may require a higher ratio of net liquid assets to customer liabilities to reflect local market conditions.

Projected cash flow scenario analysis
(Audited)

The Group uses a number of standard projected cash flow scenarios which are designed to model both Group-specific and market-wide liquidity crises. The scenarios vary the rate and timing of deposit withdrawals and drawdowns on committed lending facilities, and restrict access to interbank funding, term debt markets and the ability to generate funds from asset portfolios. The scenarios are modelled by all Group banking entities and by HSBC Finance. The assumptions for each scenario are regularly reviewed for appropriateness. In addition to the Group’s standard projected cash flow scenarios, individual entities are required to design their own scenarios tailored to reflect specific local market conditions, products and funding bases.

     Limits for cumulative net cash flows under stress scenarios are set for each banking entity and for HSBC Finance.

     Both ratio and cash flow limits reflect the local market place, the diversity of funding sources available and the concentration risk from large depositors. Compliance with entity level limits is monitored centrally by Group Finance and reported regularly to the RMM.

HSBC Finance

As HSBC Finance does not accept customer deposits, it takes funding from the professional markets. HSBC Finance uses a range of measures to monitor funding risk, including projected cash flow scenario analysis and placing caps on the amount of unsecured term funding that can mature in any rolling three-month and rolling 12-month periods. HSBC Finance also maintains access to committed sources of secured funding and has in place committed backstop lines for short-term refinancing CP programmes. At 31 December 2007, the maximum amounts of unsecured term funding maturing in any rolling three-month and rolling 12-month periods were US$6.2 billion and US$17.7 billion, respectively (2006: US$6.1 billion and US$16.0 billion). At 31 December 2007, HSBC Finance also had in place unused committed sources of secured funding, for which eligible assets were held, of US$6.2 billion (2006: US$9.0 billion) and committed backstop lines from non-Group entities in support of CP programmes totalling US$9.3 billion (2006: US$9.3 billion).

Back to Contents

     The deterioration of the US sub-prime credit market has reduced the willingness of financial institutions to provide committed financing to entities with exposures to the US sub-prime market, such as HSBC Finance. HSBC Finance continues to have access to term funding markets, although the price of this funding has increased to reflect the downturn in credit markets. Funding plans are in place to enable HSBC Finance to deal with continued stress in the credit markets.

Contingent liquidity risk
(Audited)

In the normal course of its business, the Group provides committed facilities to customers; these facilities include committed backstop lines to conduit vehicles sponsored by the Group. The liquidity risk consequences of drawdowns on these committed loan facilities provided by Group entities are reflected in projected cash flow scenario analyses, in which the level of drawdown is varied under different stress scenarios. The Group also sets total notional limits by Group entity for non-cancellable contingent funding commitments. The limits are set by the RMM after due consideration of the entity’s ability to fund the commitments. The limits are split according to the borrower, the liquidity of the underlying assets and the size of the committed line.

The Group’s contractual exposures as at 31 December monitored under the contingent liquidity risk limit structure
(Audited)

							The Hongkong and
							Shanghai Banking
	HSBC Bank		HSBC Bank USA		HSBC Bank Canada		Corporation

	2007	2006	2007	2006	2007	2006	2007	2006
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
Conduits
Client-originated assets[1]
– total lines	9.0	6.0	9.7	9.0	–	–	–	–
– largest individual lines	1.6	1.5	0.9	1.0	–	–	–	–
HSBC-managed assets[2]	25.7	25.8	–	–	–	–	–	–
Other conduits	–	–	2.6	3.3	2.5	2.2	–	–

Single-issuer liquidity facilities
– five largest[3]	10.0	10.9	5.9	4.2	–	–	1.3	1.3
– largest market sector[4]	11.7	9.5	4.2	5.2	–	–	2.3	2.8

1	These vehicles provide funding to Group customers by issuing debt secured by a diversified pool of customer-originated assets.
2	These vehicles issue debt secured by highly rated asset-backed securities which are managed by HSBC. All of the exposures shown in the table under this category related to Solitaire.
3	These figures represent the five largest committed liquidity facilities provided to customers other than those facilities to conduits.
4	These figures represent the total of all committed liquidity facilities provided to the largest market sector.

     The Group recognises that, in times of market stress, it may choose to provide non-contractual liquidity support to certain HSBC-sponsored vehicles or HSBC-promoted products. Such potential support would not be included in the Group’s liquidity risk measures until such time as the support becomes legally binding, and would only be provided after careful consideration of the potential funding requirement and the impact on the entity’s overall levels of liquidity.

     In the second half of 2007, HSBC provided additional funding to two SIVs sponsored by the Group (Cullinan and Asscher) in the form of repos, CP purchases and the acquisition of assets at fair value from Cullinan. In November 2007, HSBC announced its intention to provide investors in Cullinan and Asscher with the option to exchange their capital notes for notes issued by one or more new SPEs, with term funding and liquidity to be provided by HSBC. For further information on these SIVs, see ‘Off-balance sheet arrangements and special purpose entities’ on page 183.

HSBC Holdings
 (Audited)

HSBC Holdings’ primary sources of cash are interest and capital receipts from its subsidiaries, which it deploys in short-term bank deposits or liquidity funds. HSBC Holdings’ primary uses of cash are investments in subsidiaries, interest payments to debt holders and dividend payments to shareholders. On an ongoing basis, HSBC Holdings replenishes its liquid resources through the receipt of interest on, and repayment of, intra-group loans, from dividends paid by subsidiaries and from interest earned on its own liquid funds. The ability of its subsidiaries to pay dividends or advance monies to HSBC Holdings depends, among other things, on their respective

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Liquidity and funding > HSBC Holdings / Market risk management > VAR regulatory capital requirements, statutory reserves, and financial and operating performance.

     HSBC actively manages the cash flows from its subsidiaries to optimise the amount of cash held at the holding company level, and expects to continue doing so in the future. The wide range of HSBC’s activities means that HSBC Holdings is not dependent on a single source of profits to fund its dividends. HSBC Holdings is also subject to contingent liquidity risk by virtue of loan commitments and guarantees given. Such commitments are only provided after due consideration of HSBC Holdings’ ability to finance these commitments and the likelihood of the need arising. Together with its accumulated liquid assets, HSBC Holdings believes that planned dividends and interest from subsidiaries will enable it to meet anticipated cash obligations. Also, in usual circumstances, HSBC Holdings has full access to capital markets on normal terms.

Cash flows payable by HSBC Holdings under financial liabilities by remaining contractual maturities
(Audited)

			Due	Due
		Due	between	between	Due
	On	within 3	3 and 12	1 and 5	after 5
	demand	months	months	years	years
	US$m	US$m	US$m	US$m	US$m
At 31 December 2007
Amounts owed to HSBC undertakings	–	109	1,801	1,192	–
Financial liabilities designated at fair value	–	258	776	8,152	28,639
Derivatives	44	–	–	–	–
Subordinated liabilities	–	160	482	2,568	23,069
Other financial liabilities	–	1,398	–	–	–

	44	1,925	3,059	11,912	51,708
Loan commitments	3,638	–	–	–	–

	3,682	1,925	3,059	11,912	51,708

At 31 December 2006
Amounts owed to HSBC undertakings	109	221	88	3,025	5
Financial liabilities designated at fair value	–	177	532	4,039	21,029
Derivatives	177	–	–	–	–
Subordinated liabilities	–	158	473	2,525	23,327
Other financial liabilities	13	1,608	–	–	8

	299	2,164	1,093	9,589	44,369
Loan commitments	3,967	–	–	–	–

	4,266	2,164	1,093	9,589	44,369

     At 31 December 2007, the short-term liabilities of HSBC Holdings totalled US$3.3 billion (2006: US$1.8 billion), including US$1.4 billion in respect of the third interim dividend for 2007 (2006: US$1.5 billion) which was paid on 16 January 2008. Short-term assets of US$8.1 billion (2006: US$7.6 billion) consisted mainly of cash at bank of US$360 million (2006: US$729 million) and loans and advances to HSBC undertakings of US$7.4 billion (2006: US$6.9 billion). Derivatives have been included in the ‘On demand’ time bucket, and not by contractual maturity. The undiscounted cash flows on hedging derivative liabilities are classified according to their contractual maturity.

Market risk management
(Audited)

The objective of HSBC’s market risk management is to manage and control market risk exposures in order to optimise return on risk while maintaining a market profile consistent with the Group’s status as one of the world’s largest banking and financial services organisations.

     Market risk is the risk that movements in market risk factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices will reduce HSBC’s income or the value of its portfolios.

     HSBC separates exposures to market risk into trading and non-trading portfolios. Trading portfolios include those positions arising from market-making, proprietary position-taking and other marked-to-market positions so designated.

Back to Contents

     Non-trading portfolios include positions that arise from the interest rate management of HSBC’s retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from HSBC’s insurance operations.

     Market risk arising in HSBC’s insurance businesses is discussed in ‘Risk management of insurance operations’ on pages 272 to 275.

     The management of market risk is principally undertaken in Global Markets using risk limits approved by the Group Management Board. Limits are set for portfolios, products and risk types, with market liquidity being a principal factor in determining the level of limits set. Traded Credit and Market Risk, an independent unit within the Group Management Office, develops the Group’s market risk management policies and measurement techniques. Each major operating entity has an independent market risk management and control function which is responsible for measuring market risk exposures in accordance with the policies defined by Traded Credit and Market Risk, and monitoring and reporting these exposures against the prescribed limits on a daily basis.

     Each operating entity is required to assess the market risks which arise on each product in its business and to transfer these risks to either its local Global Markets unit for management, or to separate books managed under the supervision of the local Asset and Liability Management Committee (‘ALCO’). The aim is to ensure that all market risks are consolidated within operations which have the necessary skills, tools, management and governance to manage such risks professionally. In certain cases where the market risks cannot be adequately captured by the transfer process, simulation modelling is used to identify the impact of varying scenarios on valuations and net interest income.

     HSBC uses a range of tools to monitor and limit market risk exposures. These include value at risk (‘VAR’), sensitivity analysis and stress testing. The following table provides an overview of the reporting of risks within this section:

Portfolio

	Trading	Non-trading
Risk type
Foreign exchange	VAR	VAR	[1]
Interest rate	VAR	VAR	[2]
Commodity	VAR	N/A
Equity	VAR	Sensitivity
Credit spread	Sensitivity	Sensitivity	[3]

1	The structural foreign exchange risk is not included within VAR. This is discussed on page 256.
2	The VAR for the fixed-rate securities issued by HSBC Holdings is not included within the Group VAR. This is disclosed separately on page 252.
3	Credit spread VAR is reported for the credit derivatives transacted by Global Banking. This is disclosed on page 251.

Value at risk
(Audited)

VAR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.

     The VAR models used by HSBC are predominantly based on historical simulation. These models derive plausible future scenarios from past series of recorded market rates and prices, taking account of inter-relationships between different markets and rates such as interest rates and foreign exchange rates. The models also incorporate the effect of option features on the underlying exposures.

     The historical simulation models used by HSBC incorporate the following features:

•	potential market movements are calculated with reference to data from the past two years;

•	historical market rates and prices are calculated with reference to foreign exchange rates and commodity prices, interest rates, equity prices and the associated volatilities;

•	VAR is calculated to a 99 per cent confidence level; and

•	VAR is calculated for a one-day holding period.

     HSBC routinely validates the accuracy of its VAR models by backtesting the actual daily profit and loss results, adjusted to remove non-modelled items such as fees and commissions, against the corresponding VAR numbers. Statistically, HSBC would expect to see losses in excess of VAR only 1 per cent of the time over a one-year period. The actual number of excesses over this period can therefore be used to gauge how well the models are performing.

     Although a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:

•	the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

•	the use of a one-day holding period assumes that all positions can be liquidated or hedged in one

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Market risk > VAR / Trading portfolios

•	day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99 per cent confidence level, by definition, does not take into account losses that might occur beyond this level of confidence;

•	VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures; and

•	VAR is unlikely to reflect loss potential on exposures that only arise under significant market moves.

     HSBC recognises these limitations by augmenting its VAR limits with other position and sensitivity limit structures. HSBC also applies a wide range of stress testing, both on individual portfolios and on the Group’s consolidated positions.

     The VAR, both trading and non-trading, for the Group was as follows:

Value at risk
(Audited)

	2007	2006	[1]
	US$m	US$m

At 31 December	95.3	68.9
Average	78.4	74.5
Minimum	55.6	41.5
Maximum	107.0	128.8

1	Restated to incorporate the VAR for HSBC Finance and mortgage servicing rights that were previously reported separately.

     Total VAR at 31 December 2007 increased, compared with 31 December 2006. The major cause of this was an increase in volatility in market rates during the latter half of 2007.

     The daily VAR, both trading and non-trading, for the Group was as follows:

Daily VAR (trading and non-trading) (US$m)
(Unaudited)

     The major contributor to the trading and non-trading VAR for the Group was Global Markets.

     The histograms below illustrate the frequency of daily revenue arising from Global Markets’ trading, balance sheet management and other trading activities.

     The average daily revenue earned therefrom in 2007 was US$18.7 million, compared with US$21.3 million in 2006. The standard deviation of these daily revenues was US$25.3 million, compared with US$11.4 million in 2006. The standard deviation measures the variation of daily revenues about the mean value of those revenues. An analysis of the frequency distribution of daily revenue shows that there were 35 days with negative revenue during 2007, compared with two days in 2006.

Daily distribution of Global Markets’ trading, balance sheet management and other trading revenues
(Unaudited)

Year ended 31 December 2007
Number of days

Year ended 31 December 2006
Number of days

The effect of any month-end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.

     For a description of HSBC’s fair value and price verification controls, see Note 33 on the Financial Statements.

Back to Contents

Trading portfolios
(Audited)

HSBC’s control of market risk is based on a policy of restricting individual operations to trading within a list of permissible instruments authorised for each site by Traded Credit and Market Risk, of enforcing rigorous new product approval procedures, and of restricting trading in the more complex derivative products only to offices with appropriate levels of product expertise and robust control systems.

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

     Market making and proprietary position taking is undertaken within Global Markets. The VAR for such trading activity at 31 December 2007 was US$48.3 million (2006: US$30.2 million). This is analysed below by risk type:

VAR by risk type for the trading activities
(Audited)

	Foreign
	exchange and	Interest
	commodity	rate	Equity	Total
	US$m	US$m	US$m	US$m

At 31 December 2007	11.5	37.5	23.7	48.3
At 31 December 2006	7.3	27.9	11.8	30.2
Average
2007	9.9	33.1	15.1	36.7
2006	6.3	31.7	6.5	31.6
Minimum
2007	4.4	24.2	8.1	26.3
2006	2.6	18.3	2.6	19.9
Maximum
2007	23.2	47.5	28.1	56.0
2006	12.7	49.6	11.8	48.2

     The risk associated with movements in credit spreads is primarily managed through sensitivity limits, stress testing and VAR on those portfolios where VAR is calculated.

     The Group is introducing credit spread as a separate risk type within the VAR models and, at 31 December 2007, credit spread VAR was calculated for the London trading and New York credit derivatives portfolios. At that date, the total VAR for the trading activities, including credit spread VAR for the above portfolios, was US$60.1 million.

     The effect of movements in credit spreads on the Group’s trading portfolio became more significant in 2007 as volatility in these spreads increased in the latter half of 2007. The sensitivity of trading income to the effect of movements in credit spreads on the total trading activities of the Group was US$95.4 million at 31 December 2007 (2006: US$27.3 million). This sensitivity was calculated using simplified assumptions based on one-day movements in average market credit spreads over a two-year period at a confidence level of 99 per cent.

     The increase in the sensitivity at 31 December

2007, compared with 31 December 2006, was due to the effect of higher volatility in credit spreads observed in the latter half of 2007. The credit spread positions within the trading portfolios were at a similar level on 31 December 2007 compared with 31 December 2006.

     Credit spread risk also arises on credit derivative transactions entered into by Global Banking. The purpose of these transactions is to manage the risk concentrations within the corporate loan portfolio and so enhance capital efficiency. The mark-to-market of these transactions is taken through the profit and loss account.

     At 31 December 2007, the credit spread VAR on the credit derivatives transactions entered into by Global Banking was US$19.7 million (2006: US$8.2 million). The VAR shows the effect on trading income from a one-day movement in credit spreads over a two-year period, calculated to a 99 per cent confidence level.

     HSBC augments its VAR measures with a series of stress scenarios to determine the potential loss arising from market moves that are outside the 99 per cent confidence level measured by VAR.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Market risk > Trading portfolios / Non-trading portfolios

     The stress scenarios cover a range of potential market events, such as the hypothetical breaking of a currency peg or the historical observation of market moves during previous periods of stress which would not be captured within VAR. The scenarios provide senior management with an assessment of the financial impact such events would have on the profit and loss of HSBC. The daily losses experienced during 2007 were within the stress loss scenarios reported to senior management.

     Certain transactions are structured such that the risk to HSBC is negligible under a wide range of market conditions or events, but in which there exists a remote probability that a significant gap event could lead to loss. A gap event could be seen as a change in market price from one level to another with no trading opportunity in between, and where the price change breaches the threshold beyond which the risk profile changes from having no open risk to having full exposure to the underlying structure. Such movements may occur, for example, when there are adverse news announcements and the market for a specific investment becomes illiquid, making hedging impossible.

     Given the characteristics of these transactions, they will make little or no contribution to VAR or to traditional market risk sensitivity measures. HSBC captures the risks for such transactions within the stress testing scenarios. Gap risk arising is monitored on an ongoing basis, and HSBC incurred no gap losses on such transactions in 2007.

Non-trading portfolios
(Audited)

The principal objective of market risk management of non-trading portfolios is to optimise net interest income.

     Market risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost, as a result of interest rate changes. Analysis of this risk is complicated by having to make assumptions on embedded optionality within certain product areas such as the incidence of mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand such as current accounts. The prospective change in future net interest income from non-trading portfolios will be reflected in the current realisable value of these positions, should they be sold or closed prior to maturity. In order to manage this risk optimally, market risk in non-trading portfolios is transferred to Global Markets or to separate books managed under the supervision of the local ALCO.

     The transfer of market risk to books managed by Global Markets or supervised by ALCO is usually achieved by a series of internal deals between the business units and these books. When the behavioural characteristics of a product differ from its contractual characteristics, the behavioural characteristics are assessed to determine the true underlying interest rate risk. Local ALCOs are required to regularly monitor all such behavioural assumptions and interest rate risk positions to ensure they comply with interest rate risk limits established by the Group Management Board.

     In certain cases, the non-linear characteristics of products cannot be adequately captured by the risk transfer process. For example, both the flow from customer deposit accounts to alternative investment products and the precise prepayment speeds of mortgages will vary at different interest rate levels, and where expectations about future moves in interest rates change. In such circumstances, simulation modelling is used to identify the impact of varying scenarios on valuations and net interest income.

     Once market risk has been consolidated in Global Markets or ALCO-managed books, the net exposure is typically managed through the use of interest rate swaps within agreed limits. The VAR for these portfolios is included within the Group VAR (see ‘Value at risk’ above).

Fixed-rate securities
(Audited)

Market risk also arises on fixed-rate securities issued by HSBC Holdings. These securities are managed as capital instruments and include non-cumulative preference shares, non-cumulative perpetual preferred securities and fixed-rate subordinated debt. The interest rate VAR for these capital instruments, which is not included within Group VAR, was as follows:

Back to Contents

Capital instruments VAR
(Audited)

VAR
US$m

At 31 December 2007	104.7
At 31 December 2006[1]	73.7
Average
2007	75.8
2006[1]	64.0
Minimum
2007	61.8
2006[1]	57.0
Maximum
2007	105.4
2006[1]	73.7

1	Restated to reflect securities issued by HSBC Holdings only. All other issued fixed-rate securities are included within the VAR for the Group.

     At 31 December 2007, the sensitivity of equity to the effect of movements in credit spreads on the Group’s available-for-sale debt securities was US$206.5 million (2006: US$52.0 million). The sensitivity was calculated on the same basis as applied to the trading portfolio. Including the gross exposure for the SIVs consolidated within HSBC’s balance sheet at 31 December 2007, the sensitivity increased to US$279.8 million. This sensitivity is struck, however, before taking account of any losses which would be absorbed by the income note holders. At 31 December 2007, the income note holders would have absorbed the first US$1.3 billion of any losses incurred by the SIVs prior to HSBC incurring any equity losses.

     The increase in this sensitivity at 31 December 2007, compared with 31 December 2006, was due to the effect of higher volatility in credit spreads observed in the latter half of 2007.

Equity securities classified as available for sale
(Audited)

Market risk arises on equity securities held as available for sale. The fair value of these securities at 31 December 2007 was US$12.6 billion (2006: US$8.3 billion) and included private equity holdings of US$3.2 billion (2006: US$0.9 billion). Investments in private equity are primarily made through managed funds that are subject to limits on the amount of investment. Potential new commitments are subject to risk appraisal to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio as a whole. Regular reviews are performed to substantiate the valuation of the investments within the portfolio and Group Finance is responsible for reviewing the carrying value of the investments. Funds typically invested for short-term cash management represented US$3.1 billion (2006: US$2.6 billion),

Investments held to facilitate ongoing business, such as holdings in government-sponsored enterprises and local stock exchanges, represented US$1.7 billion (2006: US$1.3 billion). Other strategic investments represented US$4.6 billion (2006: US$3.5 billion). The fair value of the constituents of equity securities classified as available for sale can fluctuate considerably. A 10 per cent reduction in the value of the available-for-sale equities at 31 December 2007 would have reduced equity by US$1.3 billion (2006: US$0.8 billion).

Defined benefit pension scheme
(Audited)

Market risk also arises within HSBC’s defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows. Pension scheme obligations are subject to change due to fluctuations in long-term interest rates as well as factors such as changes in inflation, salary increases and scheme members living longer. The pension scheme assets will include equities and debt securities, the cash flows of which will change as equity prices and interest rates vary. The risks are that market movements in equity prices and interest rates could result in assets which are insufficient over time to cover the level of projected obligations. In addition, increases in inflation and members living longer could increase the pension scheme obligations. Management, together with the trustees who act on behalf of the pension scheme beneficiaries, assess the level of this risk using reports prepared by independent external actuaries and take action, where appropriate, in terms of setting investment strategy and agreeing contribution levels. For example, in order to mitigate the risk of adverse movements in investments, interest rates and inflation, the Trustee of the HSBC Bank (UK) Pension Scheme has continued to implement a programme of initiatives proposed by HSBC, including reducing the equity content of the investment strategy and increasing the diversification of the investments, and entering into long-term interest rate and inflation swaps.

     The present value of HSBC’s defined benefit pension plans’ liabilities was US$32.4 billion at 31 December 2007, compared with US$32.2 billion at 31 December 2006. Assets of the defined benefit schemes at 31 December 2007 comprised equity investments, 26 per cent (2006: 30 per cent); debt securities, 62 per cent (2006: 56 per cent); and other (including property), 12 per cent (2006: 14 per cent) (see Note 8 on the Financial Statements).

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Market risk > Non-trading portfolios / Sensitivity of NII

     Increased corporate bond yields in the UK over the period have resulted in an increase of 40 basis points in the real discount rate (net of the increase in expected inflation) used to value the net present value of the benefits payable of the HSBC Bank (UK) Pension Scheme, the Group’s largest plan. In addition, the plan assets of the scheme have increased due to a special contribution to the scheme of US$0.6 billion. Primarily as a result of these factors, the deficit on HSBC’s defined benefit plans has decreased to US$2 billion from US$4.6 billion.

Sensitivity of net interest income
(Unaudited)

A principal part of HSBC’s management of market risk in non-trading portfolios is to monitor the sensitivity of projected net interest income under varying interest rate scenarios (simulation modelling). HSBC aims, through its management of market risk in non-trading portfolios, to mitigate the effect of prospective interest rate movements which could reduce future net interest income, while balancing the cost of such hedging activities on the current net revenue stream.

     For simulation modelling, businesses use a

combination of scenarios relevant to local businesses and local markets and standard scenarios which are required throughout HSBC. The standard scenarios are consolidated to illustrate the combined pro forma effect on HSBC’s consolidated portfolio valuations and net interest income.

     The table below sets out the effect on future net interest income of an incremental 25 basis points parallel fall or rise in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 January 2008. Assuming no management actions, a series of such rises would decrease planned net interest income for 2008 by US$503 million (2007: US$578 million), while a series of such falls would increase planned net interest income by US$525 million (2007: US$511 million). These figures incorporate the effect of any option features in the underlying exposures.

     Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into currency blocs whose rates are considered likely to move together. The sensitivity of projected net interest income, on this basis, is as follows:

Sensitivity of projected net interest income
(Unaudited)

		Rest of	Hong Kong	Rest of
	US dollar	Americas	dollar	Asia	Sterling	Euro
	bloc	bloc	bloc	bloc	bloc	bloc	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Change in 2008 projected net interest income arising from a shift in yield curves of:
+25 basis points at the beginning of each quarter	(275)	96	9	77	(140)	(270)	(503)
–25 basis points at the beginning of each quarter	272	(95)	11	(65)	142	260	525
Change in 2007 projected net interest income arising from a shift in yield curves of:
+25 basis points at the beginning of each quarter	(342)	53	(32)	18	(163)	(112)	(578)
–25 basis points at the beginning of each quarter	249	(53)	52	(14)	164	113	511

     The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Global Markets or in the business units to mitigate the impact of this interest rate risk. In reality, Global Markets seeks proactively to change the interest rate risk profile to minimise losses and optimise net revenues. The projections above also assume that interest rates of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections take account of the anticipated net interest income impact of rate change differences

Back to Contents

between interbank interest rates and interest rates linked to other bases (such as Central Bank rates or product rates over which the entity has discretion in terms of the timing and extent of rate changes). The projections make other simplifying assumptions too, including that all positions run to maturity.

     HSBC’s exposure to the effect of movements in interest rates on its net interest income arise in three main areas: core deposit franchises, HSBC Finance and Global Markets.

•	Core deposit franchises: these are exposed to changes in the cost of deposits raised and spreads on wholesale funds. In a low interest rate environment, the net interest income benefit of core deposits increases as interest rates rise and decreases as interest rates fall. This risk is asymmetrical in a very low interest rate environment, however, as there is limited room to lower deposit pricing in the event of interest rate reductions.

•	HSBC Finance reduces the sensitivity of the core deposit franchises to interest rate reductions. This arises from the fact that HSBC Finance has a substantial fixed rate, real estate secured, lending portfolio which is primarily funded with interest rate sensitive short-term liabilities.

•	Residual interest rate risk is managed within Global Markets, under the Group’s policy of transferring interest rate risk to Global Markets to be managed within defined limits and with flexibility as to the instruments used.

     The main drivers of change in the sensitivity of the Group’s net interest income to the changes in interest rates tabulated above were:

•	There has been an overall increase in benefit from rising rates and an increase in exposure to falling rates due to general growth in core deposits.

•	The average life of certain US mortgage assets has increased due to a reduction in the predicted rate of refinancing, increasing the benefit from reducing US dollar rates.

•	Global Markets increased euro-denominated net trading asset positions leading to increased sensitivity in this currency to both rising and falling rates. The funding of net trading assets is generally sourced from floating rate retail deposits and recorded in ‘Net interest income’ whereas the income from such assets is recorded in ‘Net trading income’. Additionally, balance sheet management increased its exposure to euro-denominated assets in non-trading portfolios, adding to the increased sensitivity.

     It can be seen from the above that projecting the movement in net interest income from prospective changes in interest rates is a complex interaction of structural and managed exposures.

     HSBC monitors the sensitivity of reported reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of available-for-sale portfolios and cash flow hedges due to parallel movements of plus or minus 100 basis points in all yield curves. The table below describes the sensitivity of HSBC’s reported reserves to these movements at the end of 2007 and 2006 and the maximum and minimum month-end figures during these years:

Sensitivity of reported reserves to interest rate movements
(Unaudited)

		Maximum	Minimum
		impact	impact
	US$m	US$m	US$m
At 31 December 2007
+ 100 basis point parallel move in all yield curves	(1,737)	(1,738)	(1,519)
As a percentage of total shareholders’ equity	(1.4%)	(1.4%)	(1.2%)
– 100 basis point parallel move in all yield curves	1,977	2,048	1,430
As a percentage of total shareholders’ equity	1.5%	1.6%	1.1%
At 31 December 2006
+ 100 basis point parallel move in all yield curves	(1, 558)	(2,015)	(1,358)
As a percentage of total shareholders’ equity	(1.4%)	(1.9%)	(1.3%)
– 100 basis point parallel move in all yield curves	1,456	1,944	1,270
As a percentage of total shareholders’ equity	1.3%	1.8%	1.2%

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Market risk > Structural foreign exchange exposures / HSBC Holdings / Areas of special interest

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

     Exchange differences on structural exposures are recorded in the consolidated statement of recognised income and expense. The main operating (or functional) currencies in which HSBC’s business is transacted are the US dollar, the Hong Kong dollar, pound sterling, the euro, the Mexican peso, the Brazilian real and the Chinese renminbi. As the US dollar and currencies linked to it form the dominant currency bloc in which HSBC’s operations transact business, HSBC Holdings prepares its consolidated financial statements in US dollars. HSBC’s consolidated balance sheet is, therefore, affected by exchange differences between the US dollar and all the non-US dollar functional currencies of underlying subsidiaries.

     HSBC hedges structural foreign exchange exposures only in limited circumstances. HSBC’s structural foreign exchange exposures are managed with the primary objective of ensuring, where practical, that HSBC’s consolidated capital ratios and the capital ratios of individual banking subsidiaries are protected from the effect of changes in exchange rates. This is usually achieved by ensuring that, for each subsidiary bank, the ratio of structural exposures in a given currency to risk-weighted assets denominated in that currency is broadly equal to the capital ratio of the subsidiary in question.

     Selective hedges were in place during 2006 and 2007. Hedging is undertaken using forward foreign exchange contracts which are accounted for under IFRSs as hedges of a net investment in a foreign operation, or by financing with borrowings in the same currencies as the functional currencies involved. There was no ineffectiveness arising from these hedges in the year ended 31 December 2007.

     There was no material effect from exchange differences on HSBC’s capital ratios during the year.

HSBC Holdings
(Audited)

As a financial services holding company, HSBC Holdings has limited market risk activity. Its activities predominantly involve maintaining sufficient capital resources to support the Group’s diverse activities; allocating these capital resources across the Group’s businesses; earning dividend and interest income on its investments in the Group’s businesses; providing dividend payments to HSBC Holding’s equity shareholders and interest payments to providers of debt capital; and maintaining a supply of short-term cash resources. It does not take proprietary trading positions.

     The main market risks to which HSBC Holdings is exposed are interest rate risk and foreign currency risk. Exposure to these risks arises from short-term cash balances, funding positions held, loans to subsidiaries, investments in long-term financial assets and financial liabilities including debt capital issued. The objective of HSBC Holding’s market risk management strategy is to reduce exposure to these risks and minimise volatility in reported income, cash flows and distributable reserves. Market risk for HSBC Holdings is monitored by its Structural Positions Review Group.

     Certain loans to subsidiaries of a capital nature that are not denominated in the functional currency of either the provider or the recipient are accounted for as financial assets. Changes in the carrying amount of these assets due to exchange differences are taken directly to the income statement. These loans, and the associated foreign exchange exposures, are eliminated on a Group consolidated basis.

Back to Contents

     Total VAR arising within HSBC Holdings in 2007 and 2006 was as follows:

Value at risk – HSBC Holdings
(Audited)

	Foreign	Interest
	exchange	rates	Total
	US$m	US$m	US$m

At 31 December 2007	49.1	97.7	105.0
At 31 December 2006	30.8	61.4	66.4
Average
2007	33.6	66.0	68.1
2006	27.4	43.6	49.2
Minimum
2007	29.2	52.7	53.3
2006	23.2	30.7	34.8
Maximum
2007	49.1	97.7	105.0
2006	32.0	61.4	66.4

     The increase in total VAR during 2007 was mainly due to the increase in volatility of interest rates and new debt capital issues made in the year.

(Unaudited)

     A principal tool in the management of market risk is the projected sensitivity of HSBC Holdings’ net interest income to future changes in yield curves.

     The table below sets out the effect on HSBC Holdings’ future net interest income of an incremental 25 basis point parallel fall or rise in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 January 2008.

     Assuming no management action, a series of such rises would decrease HSBC Holdings’ planned net interest income for 2008 by US$23 million (2007: increase of US$8 million) while a series of such falls would increase planned net interest income by US$23 million (2007: decrease of US$8 million). These figures incorporate the impact of any option features in the underlying exposures.

     Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into currency blocs whose interest rates are considered likely to move together. The sensitivity of projected net interest income, on this basis, is described as follows:

Sensitivity of HSBC Holdings’ net interest income to interest rate movements
(Unaudited)

	US dollar	Sterling	Euro
	bloc	bloc	bloc	Total
	US$m	US$m	US$m	US$m
Change in 2008 projected net interest income arising from a shift in yield curves of:
+25 basis points at the beginning of each quarter	(51)	16	12	(23)
–25 basis points at the beginning of each quarter	51	(16)	(12)	23
Change in 2007 projected net interest income arising from a shift in yield curves of:
+25 basis points at the beginning of each quarter	(7)	6	9	8
–25 basis points at the beginning of each quarter	7	(6)	(9)	(8)

     HSBC Holdings’ principal exposure to changes in its net interest income from movements in interest rates arises on short-term cash balances, floating rate loans advanced to subsidiaries and fixed rate debt capital securities in issue which have been swapped to floating rate.

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

     The projected increase in HSBC Holdings’ sensitivity to moves in interest rates is mainly due to new interest-bearing capital issues, the funds from which have been largely invested in non-interest bearing equity investments in subsidiaries.

Areas of special interest – market risk
(Audited)

In the second half of 2007, credit risk concerns emanating from the US sub-prime mortgage market led to a deterioration in the fair value of assets supported by sub-prime mortgages. However, there was a consequential impact beyond sub-prime related assets and, to a lesser degree, fair value

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Market risk > Areas of special interest / Monoline insurers

deterioration occurred in US mortgage-related financial instruments generally, with financial instruments issued by non-US government sponsored entities more significantly affected than sponsored financial instruments.

     The following table shows the net market risk arising from HSBC’s exposure to US mortgage loans held at fair value through profit or loss, and US mortgage-backed securities (‘MBSs’) including those represented by collateralised debt obligations (‘CDOs’). HSBC’s exposures arise from the following activities:

–	purchase of sub-prime whole loans with the intention of structuring and placing securitisations into the market;

–	secondary market trading activities; and

–	holding of MBSs as part of investment
portfolios including the HSBC consolidated SIVs and conduits.

     Unrealised and realised gains and losses arising from securitisation and secondary market trading activity are recognised in the income statement, while changes in fair value of the investment portfolio and the SIV and conduit portfolios are recognised in equity. US MBSs are primarily measured at fair value; a small proportion of high grade securities are classified as held-to-maturity and measured at amortised cost. There are no significant differences between fair value and carrying amount for these US MBSs measured at amortised cost.

     HSBC’s principal exposure to the US mortgage market is via credit risk from loans and advances to customers, details of which are set out from page 216.

(Audited)
				Unrealised	Realised	Fair value
			Carrying	gains	gains	movements
	Principal	[1]	amount	and losses [2]	and losses [2]	recognised [3]
	US$m		US$m	US$m	US$m	US$m
Year ended 31 December 2007
US sub-prime mortgage-related assets[4]
Direct lending	2,692		2,231	(383)	(221)	–
MBSs[5]	5,733		5,146	(557)	(69)	(187)
– high grade (AA or AAA rated)	5,233		4,909	(114)		(187)
– rated C to A	443		186	(275)		–
– not publicly rated	57		51	(168)		–

MBS CDOs[5]	701		560	(97)	12	(43)
– high grade (AA or AAA rated)	665		531	(95)		(38)
– rated C to A	36		29	(2)		(5)
– not publicly rated	–		–	–		–

	9,126		7,937	(1,037)	(278)	(230)

Other US mortgage-related assets
Direct lending	762		756	(4)	41	–
MBSs[5]	47,958		46,320	(181)	(38)	(1,051)
– high grade (AA or AAA rated)	47,859		46,254	(147)		(1,051)
– rated C to A	87		54	(34)		–
– not publicly rated	12		12	–		–

	48,720		47,076	(185)	3	(1,051)

Back to Contents

				Unrealised	Realised		Fair value
			Carrying	gains	gains		movements
	Principal	[1]	amount	and losses [2]	and losses	[2]	recognised [3]
	US$m		US$m	US$m	US$m		US$m
Year ended 31 December 2006
US sub-prime mortgage-related assets
Direct lending	4,947		4,997	(11)	227		–
MBSs[5]	2,986		2,944	(41)	5		2
– high grade (AA or AAA rated)	2,640		2,641	1			2
– rated C to A	155		146	(1)			–
– not publicly rated	191		157	(41)			–

MBS CDOs[5]	326		325	–	–		–
– high grade (AA or AAA rated)	326		325	–			–
– rated C to A	–		–	–			–
– not publicly rated	–		–	–			–

	8,259		8,266	(52)	232		2

Other US mortgage-related assets
Direct lending	1,317		1,322	2	45		–
MBSs[5]	40,001		38,691	(72)	70		(42)
– high grade (AA or AAA rated)	39,825		38,531	(59)			(42)
– rated C to A	136		132	–			–
– not publicly rated	40		28	(13)			–

	41,318		40,013	(70)	115		(42)

1	The principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redempti on amounts through the residual life of the security.
2	Recognised during the year in the income statement.
3	Fair value gains and losses recognised during the year in equity.
4	HSBC has primarily utilised loan counterparty credit scores as the basis for determining whether an asset is classified as sub- prime.
5	Mortgage-backed securities (‘MBSs’) and collateralised debt obligations (‘CDOs’).

     In addition to the exposure detailed above, HSBC also holds long positions in MBSs with a carrying value of US$1,633 million (2006: US$963 million) and MBS CDOs with a carrying value of US$349 million (2006: US$608 million) where the exposure has been matched by specific credit derivatives with monolines and other financial institutions. The counterparty credit risk arising from the derivative transactions undertaken with monolines is included in the monoline exposure analysis detailed on page 260.

HSBC’s exposure to derivative transactions entered into directly with monoline insurers
(Audited)

HSBC’s principal exposure to monoline insurers is through a number of OTC derivative transactions, primarily credit default swaps (‘CDSs’). HSBC has entered into CDSs to purchase credit protection against securities held within the trading portfolio.

During the second half of 2007, the market value of the securities declined, with offsetting increases in the mark-to-market value of the CDS transactions, thereby increasing OTC counterparty credit risk to the monoline insurers. The table below sets out the mark-to-market value of the derivative contracts at 31 December 2007, and hence the amount at risk, based on 31 December 2007 security prices, if the CDS protection purchased were to be wholly ineffective because, for example, the monoline insurer was unable to meet its obligations. In order to assess that risk, protection purchased is sub-divided between those monoline insurers that had external investment grade ratings at 25 February 2008, and those that did not. The ‘Credit Risk Adjustment’ column indicates the valuation adjustment taken against the mark-to-market exposures, and reflects the deterioration in creditworthiness of the monoline insurers during 2007. These adjustments have been charged to the income statement.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Residual value risk management / Operational risk management > Legal risk

HSBC’s exposure to derivative transactions entered into directly with monoline insurers
(Audited)

	Net exposure			Net exposure
	before credit		Credit risk	after credit
	risk adjustment	[1]	adjustment [2]	risk adjustment
	US$m		US$m	US$m
At 31 December 2007
Derivative transactions with monoline counterparties:
– Monoline – investment grade	1,342		(133)	1,209
– Monoline – below investment grade	214		(214)	–

	1,556		(347)	1,209

At 31 December 2006
Derivative transactions with monoline counterparties:
– Monoline – investment grade	9		–	9

1	Net exposure after legal netting and any other relevant credit mitigation prior to deduction of credit risk adjustment.
2	Fair value adjustment recorded against over-the-counter derivative counterparty exposures to reflect the credit worthiness of the counterparty.

HSBC’s exposure to debt securities which benefit from guarantees provided by monoline insurers
(Audited)

Within both the trading and available-for-sale portfolios, HSBC holds bonds that are ‘wrapped’ with a credit enhancement from a monoline insurer. Any deterioration in the credit profile of the monoline insurer is reflected in market prices and therefore in the carrying value of these securities in HSBC’s balance sheet at 31 December 2007. For wrapped bonds held in the trading portfolio, the mark-to-market loss has been reflected through the income statement. For wrapped bonds held in the available-for-sale portfolio, the mark-to-market deterioration is reflected in equity unless the impairment is regarded as permanent, in which case it is reflected in the income statement. There was no permanent impairment recognised in respect of these assets at 31 December 2007.

HSBC’s exposure to direct lending and irrevocable commitments to lend to monoline insurers
(Audited)

HSBC has extended liquidity facilities totalling US$158 million to monoline insurers, none of which was drawn at 31 December 2007 (31 December 2006: US$145 million, none of which was drawn).

Residual value risk management

(Unaudited)

A significant part of a lessor’s return from operating leases is dependent upon its management of residual value risk. This arises from operating lease transactions to the extent that the values recovered from disposing of leased assets or re-letting them at the end of the lease terms (the ‘residual values’) differ from those projected at the inception of the leases. The business regularly monitors residual value exposure by reviewing the recoverability of the residual value projected at lease inception. This entails considering the potential of re-letting of operating lease assets and their projected disposal proceeds at the end of their lease terms. Provision is made to the extent that the carrying values of leased assets are impaired through residual values not being fully recoverable.

     The net book value of equipment leased to customers on operating leases by the Group includes projected residual values at the end of current lease terms, to be recovered through re-letting or disposal in the following periods:

Residual values
(Unaudited)

	2007	2006
	US$m	US$m

Within 1 year	155	200
Between 1-2 years	243	414
Between 2-5 years	713	379
More than 5 years	1,892	1,996

Total exposure	3,003	2,989

Operational risk management

(Unaudited)

Operational risk is the risk of loss arising from fraud, unauthorised activities, error, omission, inefficiency, systems failure or external events. It is inherent in every business organisation and covers a wide spectrum of issues.

     HSBC manages this risk through a controls-based environment in which processes are documented, authorisation is independent and transactions are reconciled and monitored. In each of HSBC’s subsidiaries, local management is responsible for the review and supervision of the operation of these controls. The control environment

Back to Contents

in each subsidiary is subject to an independent programme of periodic reviews undertaken by Internal Audit. This is supported by the monitoring of external operational risk events, which ensures that HSBC stays in line with industry best practice and takes account of lessons learned from publicised operational failures within the financial services industry.

     HSBC has codified its operational risk management framework by issuing a high level standard, supplemented by more detailed formal policies. The detailed policies explain HSBC’s approach to identifying, assessing, monitoring and controlling operational risk, give guidance on remedial action to be taken when rectifying operational risk events and set out responsibilities for meeting local regulatory requirements. Processes undertaken to manage operational risk are determined by reference to the scale and nature of each HSBC operation. The HSBC standard covers the following:

•	operational risk management responsibility is assigned to senior management within each business operation;

•	information systems are used to record the identification and assessment of operational risks and to generate appropriate, regular operational risk reporting;

•	assessments are undertaken of the operational risks facing each business and the risks inherent in its processes, activities and products. Risk assessments incorporate an evaluation of the effectiveness of controls and are regularly reviewed to identify significant changes;

•	operational risk loss data is collected and reported to senior management at the business unit level. Aggregate operational risk losses are recorded and details of incidents above a materiality threshold are reported to Group Head Office. A regular report on operational losses is made to Group Audit Committee and the Risk Management Meeting; and

•	risk mitigation, including insurance, is considered where this is cost-effective.

     In each of HSBC’s subsidiaries, local management is responsible for implementing HSBC standards on operational risk throughout their operations and, where deficiencies are evident, rectifying them within a reasonable timeframe. Subsidiaries acquired by HSBC are required to assess, plan and implement the standard’s requirements within an agreed timescale.

     HSBC maintains and tests contingency facilities to support operations in the event of disasters. Additional reviews and tests are conducted in the event that any HSBC office is affected by a business disruption event to incorporate lessons learned in the operational recovery from those circumstances. As part of HSBC’s contingency planning, all country managers have prepared plans for the operation of their businesses with reduced staffing levels, should a flu pandemic occur. Country managers are required to update these plans as circumstances change.

Legal risk
(Unaudited)

Each operating company is required to implement policies, procedures and guidelines in respect of the management and control of legal risk which conform to HSBC standards. Legal risk falls within the definition of operational risk and includes contractual risk, legislative risk, intellectual property risk and litigation risk. Legal risk is the risk of:

•	failing to act appropriately or diligently in response to a claim made against any HSBC company;

•	failing to take the proper action to preserve recourse to insurers in respect of any claim against an HSBC company;

•	being unable to successfully defend a claim brought against any HSBC company;

•	HSBC being unable to take action to enforce its rights through the courts; or

•	failing to take steps to mitigate the likelihood that a claim will be made against an HSBC company.

     HSBC has a dedicated global legal function which is responsible for managing legal risk. This comprises the provision of legal advice and support in resisting claims and legal proceedings against HSBC companies, including analysis of legal issues and the management of any litigation, as well as in respect of non-routine debt recoveries or other litigation against third parties.

     The Head Office legal department oversees the global legal function and is headed by a Group General Manager who reports to the Group Chairman. There are legal departments in 56 of the countries in which HSBC operates which have primary responsibility for identifying and assessing legal risk and advising local management in their respective jurisdictions on these matters. There is also a regional-level legal function in each of Europe, North America, Latin America, the Middle East, and Asia-Pacific.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Pension risk / Reputational risk management / Sustainability risk management

     HSBC policy requires operating companies to notify the appropriate in-house legal department immediately any litigation is either threatened or commenced against the Group or an employee. Claims which exceed US$1.5 million must be advised immediately to the appropriate regional legal department. Claims where the amount exceeds US$5 million, where the action is by a regulatory authority, where the proceedings are criminal, or where the claim might materially affect the Group’s reputation must immediately be advised to the Head Office legal department. Such matters are then advised to the Risk Management Meeting of the Group Management Board in a monthly paper.

     HSBC policy also requires that an exception report must be made to the local compliance function and escalated to the Head of Group Compliance in respect of any breach which has given rise to a fine and/or costs levied by a court of law or regulatory body where the amount is US$1,500 or more, and material or significant issues are reported to the Risk Management Meeting of the Group Management Board and/or the Group Audit Committee.

     In addition, operating companies are required to submit quarterly returns detailing outstanding claims where the claim (or group of similar claims) exceeds US$10 million, where the action is by a regulatory authority, where the proceedings are criminal, where the claim might materially affect the Group’s reputation, or, where the Head Office legal department has requested returns be completed for a particular claim. These returns are used for reporting to the Group Audit Committee and the Board of HSBC Holdings, and disclosure in the Interim Report and Annual Report and Accounts if appropriate.

Global security and fraud risk
(Unaudited)

Security and fraud risk issues are managed at Group level by Global Security and Fraud Risk. This unit, which has responsibility for physical, fraud, information and contingency risk, and security and business intelligence, is now fully integrated within the central Group Risk function. This will facilitate synergies between it and other risk functions, such as with Global Retail Risk Management in the selection, design and implementation of systems and processes to protect the Group against fraud by deterring fraudulent activity, detecting it where it does occur and mitigating its effects.

Pension risk

(Unaudited)

HSBC operates a number of pension plans throughout the world, as described in Note 8 on the Financial Statements. Some of these pension plans are defined benefit plans, of which the largest is the HSBC Bank (UK) Pension Scheme.

     In order to fund these benefits, sponsoring group companies (and in some instances, employees) make regular contributions in accordance with advice from actuaries and in consultation with the scheme’s Trustees (where relevant). The defined benefit plans invest these contributions in a range of investments designed to meet their long-term liabilities.

     The level of these contributions has a direct impact on the cash flow of the Group and would normally be set to ensure that there are sufficient funds to meet the cost of the accruing benefits for the future service of active members. However, higher contributions will be required when plan assets are considered insufficient to cover the existing pension liabilities as a deficit exists. Contribution rates are typically revised annually or triennially, depending on the plan. The agreed contributions to the HSBC Bank (UK) Pension Scheme are revised triennially.

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

     Ultimate responsibility for investment strategy rests with either the Trustees or, in certain circumstances, a Management Committee. The degree of independence of the Trustees from HSBC differs in different jurisdictions. For example, the HSBC Bank (UK) Pension Scheme, which accounts for over 40 per cent of the net liability of the Group’s pension plans, is overseen by a corporate Trustee. This scheme’s Trustee regularly monitors the market risks inherent in the scheme.

Back to Contents

Reputational risk management

(Unaudited)

The safeguarding of HSBC’s reputation is of paramount importance to its continued prosperity and is the responsibility of every member of staff, and HSBC regularly reviews its policies and procedures for safeguarding against reputational and operational risks. This is an evolutionary process which takes account of relevant developments and industry guidance such as The Association of British Insurers’ guidance on best practice when responding to environmental, social and governance (‘ESG’) risks.

     HSBC has always aspired to the highest standards of conduct and, as a matter of routine, takes account of reputational risks to its business. Reputational risks can arise from a wide variety of causes, including ESG issues and operational risk events. As a banking group, HSBC’s good reputation depends upon the way in which it conducts its business, but it can also be affected by the way in which clients, to whom it provides financial services, conduct themselves. The training of Directors on appointment includes reputational matters.

     A Reputational Risk Committee (‘RRC’) has been established at which relevant Group functions with responsibility for activities and functions which attract reputational risk are represented. The primary role of the RRC is to consider areas and activities presenting significant reputational risk and, where appropriate, to make recommendations to the Risk Management Meeting and the Group Management Board for policy or procedural changes to mitigate such risk.

     Standards on all major aspects of business are set for HSBC and for individual subsidiaries, businesses and functions. Reputational risks, including ESG matters, are considered and assessed by the Board, the Group Management Board, the Risk Management Meeting, subsidiary company boards, board committees and senior management during the formulation of policy and the establishment of HSBC standards. These policies, which form an integral part of the internal control system (see page 304), are communicated through manuals and statements of policy and are promulgated through internal communications and training. The policies cover ESG issues and set out operational procedures in all areas of reputational risk, including money laundering deterrence, environmental impact, anti-corruption measures and employee relations. The policy manuals address risk issues in detail and co-operation between Head Office departments and businesses is required to ensure a strong adherence to HSBC’s risk management system and its corporate responsibility practices.

Sustainability risk management

(Unaudited)

Sustainability risks arise from the provision of financial services to companies or projects which run counter to the needs of sustainable development; in effect this risk arises when the environmental and social effects outweigh economic benefits. Within Group Head Office, a separate function, Group Corporate Sustainability, is mandated to manage these risks globally. Its risk management responsibilities include:

•	formulating sustainability risk policies. This includes oversight of HSBC’s sustainability risk standards, management of the Equator Principles for project finance lending, and sector-based sustainability policies covering those sectors with high environmental or social impacts (forestry, freshwater infrastructure, chemicals, energy, mining and metals, and defence-related lending); undertaking an independent review of transactions where sustainability risks are assessed to be high, and supporting HSBC’s operating companies to assess similar risks of a lower magnitude;

•	building and implementing systems-based processes to ensure consistent application of policies, reduce the costs of sustainability risk reviews and capture management information to measure and report on the effect of HSBC’s lending and investment activities on sustainable development; and

•	providing training and capacity building within HSBC’s operating companies to ensure sustainability risks are identified and mitigated on a consistent basis and to either HSBC’s own standards, or international standards or local regulations, whichever is the higher.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Insurance operations > Life / Non-life / Insurance risk

Risk management of insurance operations

(Audited)

HSBC operates a bancassurance model which provides insurance products for customers with whom the Group has a banking relationship. Many of these products are manufactured by HSBC subsidiaries, but where the Group considers it operationally more effective, third parties are engaged to manufacture and provide insurance products which HSBC sells through its banking network. The Group works with a limited number of market-leading partners to provide these products. When manufacturing products, the Group underwrites the insurance risk and retains the risks and rewards associated with writing insurance contracts. HSBC’s exposure to risks associated with manufacturing insurance contracts in its subsidiaries and its management of these risks are discussed below.

     One advantage of the bancassurance model to HSBC is that, where the Group manufactures products to sell to customers, the underwriting profit is retained within the Group as is the commission paid by the manufacturer to the bank distribution channel. When HSBC sells products provided by third parties, it earns a commission. HSBC sells insurance products across all its customer groups, mainly utilising its retail branches, the internet and phone centres. Personal Financial Services customers attract the majority of sales and comprise the majority of policyholders. HSBC offers its customers a wide range of insurance and investment products, many of which complement other bank and consumer finance products.

     HSBC’s bancassurance business operates in all five of the Group’s geographical regions with over 35 legal entities manufacturing insurance products. The majority of these insurance operations are subsidiaries of banking legal entities and comply with their management control procedures. In addition to local management requirements, the insurance operations follow guidelines issued by the Group Insurance Head Office. The Group Insurance Head Office is headed by the Group’s Managing Director of Insurance, supported by a Chief Operating Officer and Chief Finance Officer. The role of Group Insurance Head Office includes setting the control framework for monitoring and measuring insurance risk in line with existing Group practices, and defining insurance-specific policies and guidelines for inclusion in the Group Instruction Manuals. The control framework for monitoring risk includes the Group Insurance Risk Committee, to which four Group Insurance sub-committees report, focusing on operational risk, insurance risk, market and liquidity risk, and credit risk. The sub-committees of the Group Insurance Risk Committee were introduced during 2007. The processes and controls employed to monitor individual risks are described under their respective headings below. The main contracts manufactured by HSBC are described below.

Life insurance business
(Audited)

Life insurance contracts with discretionary participation features (‘DPF’) allow policyholders to participate in the profits generated from such business, which may take the form of annual bonuses and a final bonus, in addition to providing cover on death. The largest portfolio, which is in Hong Kong, is a book of endowment and whole-life policies, with annual bonuses awarded to policyholders. In addition, certain minimum return levels are guaranteed.

     Credit life insurance business is written to underpin banking and finance products. The policy pays a claim if the holder of the loan is unable to make repayments due to early death or unemployment.

     Annuities are contracts providing regular payments of income from capital investment for either a fixed period or during the annuitant’s lifetime. Payments to the annuitant either begin on inception of the policy (immediate annuities) or at a designated future date (deferred annuities).

     Term assurance and critical illness policies provide cover in the event of death (term assurance) and serious illness.

     Linked life insurance contracts pay benefits to policyholders which are typically determined by reference to the value of the investments supporting the policies.

     Investment contracts with DPF allow policyholders to participate in the profits generated by such business. The largest portfolio is written in France. Policyholders are guaranteed to receive a return on their investment plus any discretionary bonuses. In addition, certain minimum return levels are guaranteed.

     Unit-linked investment contracts are those where the principal benefit payable is the value of assigned assets.

     Other investment contracts include pension contracts written in Hong Kong.

Back to Contents

Non-life insurance business
(Audited)

Non-life insurance contracts include motor, fire and other damage to property, accident and health, repayment protection and commercial insurances.

     Motor insurance business covers vehicle damage and liability for personal injury. For fire and other damage to property, the predominant focus in most markets is insurance for home and contents for individuals, with cover for selected commercial customers largely written in Asia and Latin America.

     A very limited portfolio of liability business is written (other than that which is included in the motor book).

     Credit non-life insurance is concentrated in North America and Europe. This business is originated in conjunction with the provision of loans.

     Given the nature of the contracts written by the Group, the risk to which the Group insurance operations are exposed falls into two principal categories: insurance risk and financial risk.

     The following section describes the nature and extent of the risks that arise in the Group’s insurance subsidiaries and the principal approach that HSBC adopts to managing them. The majority of the risk in the insurance business resides in the manufacturing activities.

Insurance risk
(Audited)

Insurance risk is a risk, other than financial risk, transferred from the holder of a contract to the issuer, in this case HSBC. The principal insurance risk faced by HSBC is that the combined cost of claims, administration and acquisition of the contract may exceed the aggregate amount of premiums received and investment income. The cost of a claim can be influenced by many factors, including mortality and morbidity experience, lapse and surrender rates and, where the policy has a savings element, the performance of the assets held to support the liabilities.

     HSBC manages its exposure to insurance risk by applying formal underwriting, reinsurance and claims-handling procedures designed to ensure compliance with regulations and insurance risk appetite, the latter proposed by local businesses and authorised centrally. This is supplemented by undertaking stress testing.

     The insurance contracts sold by the Group relate, in the main, to core underlying banking activities such as savings or investment products and credit life products. The Group’s manufacturing focuses on personal lines, i.e. contracts written for individuals. Personal lines tend to be of higher volume and lower individual value than commercial lines, and this diversifies the insurance risk.

     Life and non-life business insurance risks are controlled by high level procedures set centrally, supplemented as appropriate with locally-imposed measures which take account of specific local market conditions and regulatory requirements. For example, manufacturing entities are required to obtain authorisation from Group Insurance Head Office to write certain classes of business, with restrictions applying particularly to commercial and liability non-life insurance. Local ALCOs are required to monitor certain risk exposures, in particular for life business.

     Reinsurance is also used as a means of mitigating exposure, in particular to aggregations of catastrophe risk. Specific examples are as follows:

•	Accident and health insurance. Potential exposure to concentrations of claims arising from particular events, such as earthquakes or a pandemic, are mitigated by the purchase of catastrophe reinsurance.

•	Motor insurance. Reinsurance protection is arranged to avoid excessive exposure to larger losses, particularly from personal injury claims.

•	Fire and other damage to property. Portfolios at risk from catastrophic losses are protected by reinsurance in accordance with information obtained from professional risk-modelling organisations.

     The following tables provide an analysis of the insurance risk exposures by geography and by type of business. By definition, HSBC is not exposed to insurance risk on investment contracts, so they have not been included in the insurance risk management analysis.

     Life business tends to be longer-term in nature than non-life business and frequently involves an element of savings and investment in the contract. Separate tables are therefore provided for life and non-life businesses, reflecting their distinctive risk characteristics. The life insurance risk table provides an analysis of insurance liabilities as the best available overall measure of insurance exposure, because provisions for life contracts are typically set by reference to expected future cash outflows relating to the underlying policies. The table for non-life business uses written premiums as the best available measure of risk exposure.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Insurance operations > Insurance risk

Analysis of life insurance risk – liabilities to policyholders
(Audited)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2007
Life (non-linked)
Insurance contracts with DPF[1]	940	8,489	231	–	–	9,660
Credit life	235	–	–	82	–	317
Annuities	413	–	28	1,154	1,532	3,127
Term assurance and other long-term contracts	675	74	85	125	307	1,266

Total life (non-linked)	2,263	8,563	344	1,361	1,839	14,370
Life (linked)	1,720	2,019	467	–	2,193	6,399
Investment contracts with DPF[1,2]	18,954	–	29	–	–	18,983

Insurance liabilities to policyholders	22,937	10,582	840	1,361	4,032	39,752

At 31 December 2006
Life (non-linked)
Insurance contracts with DPF[1]	195	6,001	193	–	–	6,389
Credit life	130	–	–	200	–	330
Annuities	271	–	26	1,106	1,370	2,773
Term assurance and other long-term contracts	1,134	75	89	–	236	1,534

Total life (non-linked)	1,730	6,076	308	1,306	1,606	11,026
Life (linked)	1,270	765	402	–	1,248	3,685
Investment contracts with DPF[1,2]	–	–	20	–	–	20

Insurance liabilities to policyholders	3,000	6,841	730	1,306	2,854	14,731

1	Insurance contracts and investment contracts with discretionary participation features (‘DPF’) can give policyholders the contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that may be a significant portion of the total contractual benefits, but whose amount and timing is determined by HSBC. These additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts. The increase in investment contracts with DPF resulted from the acquisition in March 2007 of the remaining 50.01 per cent share in HSBC Assurances, the French insurance business, that the Group did not already own, resulting in the consolidation of the assets and liabilities of HSBC Assurances.
2	Although investment contracts with DPF are financial investments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.

(Audited)

     The liabilities for long-term contracts are set by reference to a range of assumptions which include lapse and surrender rates, mortality and expense levels. These assumptions are typically set by reference to the entity’s own experience. Economic assumptions, such as investment returns and interest rates, are typically set by reference to market observable data.

     The above table of liabilities to life insurance policyholders provides an overall summary of HSBC’s life insurance activity. In particular, the table highlights that the most significant products are investment contracts with DPF issued in France, insurance contracts with DPF issued in Hong Kong, annuities issued in North America and Latin America and unit-linked contracts issued in Europe, Hong Kong and Latin America.

     Insurance risk arising from life insurance depends on the type of business, and varies considerably. The principal risks are mortality, morbidity, lapse, surrender and expense levels.

     The main contracts which generate exposure to mortality and morbidity risks are term assurance contracts and annuities. These risks are monitored on a regular basis, and are primarily mitigated by medical underwriting and by retaining the ability in certain cases to amend premiums in the light of experience. The risk associated with lapses and surrenders is generally mitigated by the application of surrender charges. Expense risk can generally be managed through pricing. The level of expenses in the contract will be one of the items considered when setting premiums rates.

Back to Contents

Analysis of non-life insurance risk – net written insurance premiums 1
(Audited)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2007
Accident and health	27	132	5	–	25	189
Motor	369	15	10	–	224	618
Fire and other damage	178	23	7	2	19	229
Liability	–	12	3	8	34	57
Credit (non-life)	76	–	–	157	–	233
Marine, aviation and transport	–	12	4	–	18	34
Other non-life insurance contracts	30	24	–	30	24	108

Total net written insurance premiums	680	218	29	197	344	1,468

Net insurance claims incurred and movement in liabilities to policyholders	(598)	(90)	(10)	(79)	(151)	(928)

2006
Accident and health	26	97	5	–	10	138
Motor	185	15	13	–	157	370
Fire and other damage	221	22	5	2	9	259
Liability	1	13	2	8	24	48
Credit (non-life)	264	–	–	173	–	437
Marine, aviation and transport	1	11	3	–	12	27
Other non-life insurance contracts	13	24	–	37	20	94

Total net written insurance premiums	711	182	28	220	232	1,373

Net insurance claims incurred and movement in liabilities to policyholders	(451)	(76)	(11)	(79)	(111)	(728)

2005
Accident and health	33	67	3	3	6	112
Motor	192	20	11	4	302	529
Fire and other damage	251	34	3	5	61	354
Liability	229	17	2	91	14	353
Credit (non-life)	225	–	–	202	–	427
Marine, aviation and transport	–	16	4	–	22	42
Other non-life insurance contracts	10	29	–	17	12	68

Total net written insurance premiums	940	183	23	322	417	1,885

Net insurance claims incurred and movement in liabilities to policyholders	(485)	(66)	(9)	(138)	(196)	(894)

1	Net written insurance premiums represent gross written premiums less gross written premiums ceded to reinsurers.

(Audited)

     The above table of non-life net written insurance premiums provides an overall summary of the non-life insurance activity of the Group. Motor business is written predominantly in Europe and Latin America and represents the largest class of non-life business in 2007. Fire and other damage to property business is written in all major markets, most significantly in Europe. Credit non-life insurance, which is originated in conjunction with the provision of loans, is concentrated in the US and Europe.

     The main risks associated with non-life business are underwriting risk and claims experience risk. Underwriting risk is the risk that HSBC does not charge premiums appropriate to the cover provided and claims experience risk is the risk that portfolio experience is worse than expected. HSBC manages these risks through pricing (for example, imposing restrictions and deductibles in the policy terms and conditions), product design, risk selection, claims handling, investment strategy and reinsurance policy. The majority of non-life insurance contracts are renewable annually and the underwriters have the right to refuse renewal or to change the terms and conditions of the contract at the time.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Insurance operations > Insurance risk

Balance sheet of insurance manufacturing subsidiaries by type of contract

(Audited)

		Insurance contracts							Investment contracts

		Contracts							Contracts
		with		Unit-		Term			with		Unit-		Other
		DPF	[1]	linked	Annuities	assurance	[2]	Non-life	DPF	[3]	linked	Other	assets	[4]
		US$m		US$m	US$m	US$m		US$m	US$m		US$m	US$m	US$m		US$m
At 31 December 2007
Financial assets:
–	trading assets	–		–	37	–		22	–		–	–	35		94
–	financial assets designated at fair value	3,424		5,799	610	559		130	6,210		12,379	1,610	2,992		33,713
–	derivatives	2		52	–	–		1	78		250	3	30		416
–	financial investments	4,518		–	1,265	328		1,071	12,305		–	1,526	2,939		23,952
–	other financial assets	1,896		520	1,047	716		1,175	3		762	714	1,483		8,316

Total financial assets		9,840		6,371	2,959	1,603		2,399	18,596		13,391	3,853	7,479		66,491
Reinsurance assets		4		57	337	264		653	–		–	–	54		1,369
PVIF[5]		–		–	–	–		–	–		–	–	1,965		1,965
Other assets and investment properties		65		2	30	104		193	399		46	52	1,196		2,087

Total assets		9,909		6,430	3,326	1,971		3,245	18,995		13,437	3,905	10,694		71,912

Liabilities under investment contracts designated at fair value		–		–	–	–		–	–		12,725	3,328	–		16,053
Liabilities under investment contracts carried at amortised cost		–		–	–	–		–	–		–	312	–		312
Liabilities under insurance contracts		9,660		6,399	3,127	1,583		2,854	18,983		–	–	–		42,606
Deferred tax		–		7	3	22		3	–		6	–	582		623
Other liabilities		–		–	–	–		–	–		–	–	3,888		3,888

Total liabilities		9,660		6,406	3,130	1,605		2,857	18,983		12,731	3,640	4,470		63,482
Total equity		–		–	–	–		–	–		–	–	8,430		8,430

Total equity and liabilities[6]		9,660		6,406	3,130	1,605		2,857	18,983		12,731	3,640	12,900		71,912

For footnotes, see page 269.

Back to Contents

	Insurance contracts							Investment contracts

	Contracts
	with		Unit-		Term			Unit-		Other
	DPF	[1]	linked	Annuities	assurance	[2]	Non-life	linked	Other	assets	[4]	Total
	US$m		US$m	US$m	US$m		US$m	US$m	US$m	US$m		US$m
At 31 December 2006
Financial assets:
– trading assets	–		–	–	–		117	–	–	39		156
– financial assets designated at fair value	1,418		2,998	366	950		94	10, 041	1,597	974		18,438
– derivatives	96		417	–	–		–	363	3	–		879
– financial investments	3,842		–	1,223	390		1,554	–	1,441	2,173		10,623
– other financial assets	794		52	719	138		712	222	428	632		3,697

Total financial assets	6,150		3,467	2,308	1,478		2,477	10, 626	3,469	3,818		33,793
Reinsurance assets	2		58	271	773		665	–	–	48		1,817
PVIF[5]	–		–	–	–		–	–	–	1,549		1,549
Other assets and investment properties	538		203	395	356		215	154	204	614		2,679

Total assets	6,690		3,728	2,974	2,607		3, 357	10,780	3,673	6,029		39,838

Liabilities under investment contracts designated at fair value	–		–	–	–		–	10,003	3,275	–		13,278
Liabilities under investment contracts carried at amortised cost	–		–	–	–		–	–	216	–		216
Liabilities under insurance contracts	6,389		3,685	2,773	1,864		2, 939	–	20	–		17,670
Deferred tax	–		–	–	–		–	–	–	403		403
Other liabilities	–		–	–	–		–	–	–	2,322		2,322

Total liabilities	6,389		3,685	2,773	1,864		2,939	10,003	3,511	2,725		33,889
Total equity	–		–	–	–		–	–	–	5,949		5,949

Total equity and liabilities[7]	6,389		3,685	2,773	1,864		2,939	10,003	3,511	8,674		39,838

1	Discretionary participation features.
2	Term assurance includes credit life insurance.
3	New category disclosed following HSBC’s acquisition of HSBC Assurances. Although investment contracts with DPF are financial investments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.
4	Other assets comprise shareholder assets.
5	Present value of in-force long-term insurance contracts and investment contracts with DPF.
6	Does not include assets, liabilities and shareholders’ funds of associated insurance company, Ping An Insurance .
7	Does not include assets, liabilities and shareholders’ funds of associated insurance companies , HSBC Assurances and Ping An Insurance.

     A principal tool used to manage the Group’s exposure to insurance risk, in particular for life insurance contracts, is asset and liability matching. Models are used to assess the effect of a range of future scenarios on the values of financial assets and associated liabilities, and ALCOs employ the outcomes in determining how the assets and liabilities should be matched. The stresses applied include factors which impact on insurance risk such as mortality and lapse rates. Of particular importance is the need to match the expected pattern of cash inflows with the benefits payable on the underlying contracts which, in some cases, can extend for many years. The table above shows the composition of assets and liabilities and demonstrates that there was an appropriate level of matching at the end of 2007. It may not always be possible to achieve a complete matching of asset and liability durations, partly because there is uncertainty over the receipt of all future premiums and partly because the duration of liabilities may exceed the duration of the longest available dated fixed interest investments.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Insurance operations > Financial risks

Balance sheet of insurance manufacturing subsidiaries by geographical region
(Audited)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2007
Financial assets:
– trading assets	–	–	–	–	94	94
– financial assets designated at fair value	22,824	6,733	796	–	3,360	33,713
– derivatives	410	5	–	1	–	416
– financial investments	13,805	6,251	78	2,425	1,393	23,952
– other financial assets	3,345	3,259	197	653	862	8,316

Total financial assets	40,384	16,248	1,071	3,079	5,709	66,491

Reinsurance assets	1,095	48	28	83	115	1,369
PVIF[1]	892	810	65	–	198	1,965
Other assets and investment properties	787	926	7	52	315	2,087

Total assets	43,158	18,032	1,171	3,214	6,337	71,912

Liabilities under investment contracts designated at fair value	11,720	4,285	48	–	–	16,053
Liabilities under investment contracts carried at amortised cost	–	–	–	–	312	312
Liabilities under insurance contracts	24,788	10,843	903	1,652	4,420	42,606
Deferred tax	371	143	12	–	97	623
Other liabilities	3,392	193	28	18	257	3,888

Total liabilities	40,271	15,464	991	1,670	5,086	63,482
Total equity	2,887	2,568	180	1,544	1,251	8,430

Total equity and liabilities[2]	43,158	18,032	1,171	3,214	6,337	71,912

At 31 December 2006
Financial assets:
– trading assets	–	–	–	–	156	156
– financial assets designated at fair value	11,750	4,120	733	–	1,835	18,438
– derivatives	720	159	–	–	–	879
– financial investments	1,190	5,621	67	2,433	1,312	10,623
– other financial assets	689	1,312	108	940	648	3,697

Total financial assets	14,349	11,212	908	3,373	3,951	33,793

Reinsurance assets	1,560	47	25	93	92	1,817
PVIF[1]	798	697	54	–	–	1,549
Other assets and investment properties	619	1,297	34	273	456	2,679

Total assets	17,326	13,253	1,021	3, 739	4,499	39,838

Liabilities under investment contracts designated at fair value	9,069	4,164	45	–	–	13,278
Liabilities under investment contracts carried at amortised cost	–	–	–	–	216	216
Liabilities under insurance contracts	4,624	7,084	790	2,010	3,162	17,670
Deferred tax	251	123	10	–	19	403
Other liabilities	1,475	337	20	195	295	2,322

Total liabilities	15,419	11,708	865	2,205	3,692	33,889
Total equity	1,907	1,545	156	1,534	807	5,949

Total equity and liabilities[3]	17,326	13,253	1,021	3,739	4,499	39,838

1	Present value of in-force long-term insurance contracts and investment contracts with DPF.
2	Does not include assets, liabilities and shareholders’ funds of associated insurance company, Ping An Insurance.
3	Does not include assets, liabilities and shareholders’ funds of associated insurance companies , HSBC Assurances and Ping An Insurance.

Back to Contents

Financial risks
(Audited)

HSBC’s insurance businesses are exposed to a range of financial risks, including market risk, credit risk and liquidity risk. Market risk includes interest rate risk, equity risk and foreign exchange risk. The nature and management of these risks is described below.

     Manufacturing subsidiaries are exposed to financial risk, for example, when the proceeds from financial assets are not sufficient to fund the obligations arising from non-linked insurance and investment contracts. Certain insurance-related activities undertaken by HSBC subsidiaries such as insurance broking, insurance management (including captive management) and insurance, pensions and annuities administration and intermediation, are exposed to financial risk, but not to a significant extent.

     In addition to policies provided for Group-wide application through the Group Instruction Manuals,

insurance manufacturing subsidiaries may implement additional risk management procedures which reflect local market conditions and regulatory requirements.

     In many jurisdictions, local regulatory requirements prescribe the type, quality and concentration of assets that HSBC’s insurance manufacturing subsidiaries must maintain to meet insurance liabilities. Within each subsidiary, ALCOs are responsible for ensuring that exposures to financial risks remain within local requirements and risk mandates (as agreed with Group Insurance Head Office), and ensure compliance with the control framework established centrally through the Group Instruction Manuals.

     The following table analyses the assets held in HSBC’s insurance manufacturing subsidiaries at 31 December 2007 by type of liability, and provides a view of the exposure to financial risk:

Financial assets held by insurance manufacturing subsidiaries
(Audited)

	At 31 December 2007

	Life linked		Life non-linked		Non-life		Other
	contracts	[1]	contracts	[2]	insurance	[3]	assets	[4]	Total
	US$m		US$m		US$m		US$m		US$m
Trading assets
Debt securities	–		37		22		35		94

Financial assets designated at fair value
Treasury bills	51		–		96		34		181
Debt securities	7,741		3,591		28		2,272		13,632
Equity securities	10,386		8,822		6		686		19,900

	18,178		12,413		130		2,992		33,713

Financial investments
Held-to-maturity:
Treasury bills	–		–		–		–		–
Debt securities	–		6,253		144		408		6,805

	–		6,253		144		408		6,805

Available-for-sale:
Treasury bills	–		2		126		130		258
Other eligible bills	–		–		176		172		348
Debt securities	–		13,677		563		2,065		16,305
Equity securities	–		10		62		164		236

	–		13,689		927		2,531		17,147

Derivatives	302		83		1		30		416
Other financial assets[7]	1,282		4,376		1,175		1,483		8,316

	19,762		36,851		2,399		7,479		66,491

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Insurance operations > Financial risks > Market risk

	At 31 December 2006

	Life linked		Life non-linked		Non-life		Other
	contracts	[1]	contracts	[2]	insurance	[3]	assets	[4]	Total	[6]
	US$m		US$m		US$m		US$m		US$m
Trading assets
Debt securities	–		–		117		39		156

Financial assets designated at fair value
Treasury bills	54		24		55		–		133
Debt securities	4,304		2,492		32		934		7,762
Equity securities	8,681		1,815		7		40		10,543

	13,039		4,331		94		974		18,438

Financial investments
Held-to-maturity:
Treasury bills	–		–		44		–		44
Debt securities	–		5,585		279		333		6,197

	–		5,585		323		333		6,241

Available-for-sale:
Treasury bills	–		14		102		141		257
Other eligible bills	–		–		355		145		500
Debt securities	–		1,284		738		1,415		3,437
Equity securities	–		13		36		139		188

	–		1,311		1,231		1,840		4,382

Derivatives	780		99		–		–		879
Other financial assets[7]	274		2,079		712		632		3,697

	14,093		13,405		2,477		3,818		33,793

1	Comprises life linked insurance contracts and linked long-term investment contracts.
2	Comprises life non-linked insurance contracts and non-linked long-term investment contracts.
3	Comprises non-life insurance contracts.
4	Comprises shareholder assets.
5	Do not include financial assets of insurance manufacturing associate, Ping An Insurance.
6	Do not include financial assets of insurance manufacturing associates, HSBC Assurances and Ping An Insurance.
7	Comprises mainly loans and advances to banks, cash and intercompany balances with other non-insurance legal entities.

     The table demonstrates that for linked contracts, HSBC typically designates assets at fair value. For non-linked contracts, the classification of the assets is driven by the nature of the underlying contract.

     The table also shows that approximately 55.4 per cent of financial assets was invested in debt securities at 31 December 2007 (2006: 51.9 per cent) with 30.3 per cent (2006: 31.8 per cent) invested in equity securities.

     In life linked insurance, premium income less charges levied is invested in a portfolio of assets. HSBC manages the financial risk of this product on behalf of the policyholders by holding appropriate assets in segregated funds or portfolios to which the liabilities are linked. HSBC typically retains some exposure to market risk as the market value of the linked assets influences the fees charged by HSBC and thereby affects the recoverability of expenses incurred by the Group in managing the product. The assets held to support life linked liabilities represented 29.7 per cent of the total financial assets of HSBC’s insurance manufacturing subsidiaries at the end of 2007 (2006: 41.7 per cent).

Market risk
(Audited)

Insurance and investment products manufactured by HSBC’s insurance manufacturing subsidiaries typically comprise features or combinations of features which may not be easily or exactly replicated by investments. Market risk arises from the mismatch between product liabilities and the investment assets which back them. For example, interest rate risk arises from the mismatch between asset and liability yields and maturities.

Description of market risks
(Audited)

The main features of products manufactured by HSBC’s insurance manufacturing subsidiaries which generate market risks, and the market risks to which these features expose the subsidiaries, are discussed in the sections which follow.

     Long-term insurance or investment products may incorporate investment return guarantees, divided into the following categories:

Back to Contents

•	annuities in payment;

•	deferred annuities: these consist of two phases – the savings and investing phase, and the retirement income phase;

•	annual return: the annual return is guaranteed to be no lower than a specified rate. This may be the return credited to the policyholder every year, or the average annual return credited to the policyholder over the life of the policy, which may occur on the maturity date or the surrender date of the contract;

•	capital: policyholders are guaranteed to receive no less than the premiums paid plus declared bonuses less expenses; and

•	market performance: policyholders receive an investment return which is guaranteed to be within a prescribed range of average investment returns earned by predetermined market participants on the specified product.

     Subsidiaries manufacturing products with guarantees are usually exposed to falls in market interest rates as these result in lower yields on the assets supporting guaranteed investment returns payable to policyholders.

     The table below shows, in respect of each category of guarantee, the total policyholders’ liabilities established for guaranteed products, the range of investment returns (net of operating costs) implied by the guarantees, and the range of current yields of the investment portfolios supporting the guarantees.

Liabilities to policyholders
(Audited)

	2007				2006

		Investment				Investment
	Liabilities	returns			Liabilities	returns
	to policy-	implied by		Current	to policy-	implied by		Current
	holders	guarantee	[1]	yields	holders	guarantee	[2]	yields
	US$m	%		%	US$m	%		%

Annuities in payment	716	0.0 – 8.5		5.1 – 18.1	1,240	0.0 – 7.0		5.2 – 18.6
Deferred annuities	116	0.0 – 6.0		3.8 – 8.6	420	0.0 – 6.0		3.9 – 8.6
Deferred annuities	609	6.0 – 9.0		5.7	640	6.0 – 9.0		5.7
Annual return	12,875	0.0 – 4.5		3.2 – 8.7	6,379	0.0 – 3.0		3.3 – 4.5
Annual return	352	4.5 – 6.0		3.2 – 8.5	508	3.0 – 6.0		3.8 – 7.9
Capital	11,311	0.0		3.8 – 4.8	1,196	0.0		2.9 – 4.1
Market performance[3]	3,605	n/a		n/a	3,723	n/a		n/a

1	Excluding guarantees from associate insurance company Ping An Insurance.
2	Excluding guarantees from associate insurance companies, HSBC Assurances and Ping An Insurance.
3	There is no specific investment return implied by market performance guarantees because the guarantees are expressed as lying within prescribed ranges of average market returns.

     A certain number of these products have been discontinued, including the US$609 million deferred annuity portfolio in HSBC Finance where, as highlighted in the above table, the current portfolio yield is less than the guarantee. On acquisition of this block of business by HSBC Finance, a provision was established to mitigate the shortfall in yields. There has been no further deterioration in the shortfall since acquisition. There are a limited number of additional contracts where the current portfolio yield is less than the guarantee implied by the contract.

     Long-term insurance and investment products typically permit the policyholder to surrender the policy or let it lapse at any time. When the surrender value is not linked to the value realised from the sale of the associated supporting assets, the subsidiary is exposed to market risk. In particular, when asset values fall and customers seek to surrender their policies, assets may have to be sold at a loss to fund redemptions.

     Insurance and investment products with DPF are primarily invested in bonds, but a proportion of their investment portfolios is allocated to equity securities in order to provide customers with potentially enhanced returns. Subsidiaries with portfolios of such products are exposed to falls in the market price of equity securities when the risk cannot be managed through the discretionary bonus policy.

     A subsidiary holding a portfolio of long-term insurance and investment products, especially with DPF, may attempt to reduce exposure to one particular market by investing in assets in countries other than the country in which it is based. These assets may be denominated in currencies other than the subsidiary’s local currency. It is often not cost effective to hedge the foreign exchange exposure of

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Insurance operations > Financial risks > Market risk / Credit risk these assets and the subsidiary will be exposed to a strengthening of its local currency against the currency of the related assets.

     For unit-linked contracts, market risk is substantially borne by the policyholder. HSBC typically retains an exposure to market risk as the market value of the linked assets influences the fees HSBC earns for managing them.

How the risks are managed
(Audited)

HSBC’s insurance manufacturing subsidiaries manage market risk by using some or all of the techniques relevant to the contracts being written by the subsidiary. The techniques applied may include:

•	for products with DPF, adjusting bonus rates to manage the liabilities to policyholders. The management of bonus rates is achieved by regularly evaluating their sustainability. In practice, this means that a portion of the market risk is borne by the policyholder;

•	as far as possible, matching assets to liabilities. For example, for products with annual return or capital guarantees, HSBC invests in bonds which produce a return at least equal to the investment return implied by the guarantee;

•	using derivatives, in a limited number of instances;

•	when designing new products with investment guarantees, evaluating the cost of the guarantee and considering this cost when determining the premium level or the price structure;

•	including features designed to mitigate market risk in new products, for example, surrender penalty charges to recoup losses incurred when policyholders surrender their policies; and

•	exiting investment portfolios when the level of risk is no longer acceptable.

     Each insurance manufacturing subsidiary is required to have a market risk mandate which specifies the investment instruments in which it is permitted to invest and the maximum quantum of market risk which it is permitted to retain. It is the responsibility of the local ALCO to ensure that its mandate is consistent with local regulations. All mandates must be reviewed and agreed annually with Group Insurance Head Office, and aggregate limits are approved by the Risk Management Meeting of the Group Management Board.

How the exposures to risks are measured
(Audited)

HSBC’s insurance manufacturing subsidiaries monitor exposures against mandated limits regularly and report these quarterly to Group Insurance Head Office. Exposures are aggregated and reported to senior risk management forums in the Group, including the Group Insurance Market and Liquidity Risk Meeting, Group Insurance Risk Committee and the Group Stress Test Review Group.

     The standard measures used to quantify the market risks are as follows:

•	for interest rate risk, the sensitivities of the net present values of asset and expected liability cash flows, in total and by currency, to a one basis point parallel upward shift in the discount curves used to calculate the net present values;

•	for equity price risk, the total market value of equity holdings and the market value of equity holdings by region and country; and

•	for foreign exchange rate risk, the total net short foreign exchange position and the net foreign exchange positions by currency.

     Although these measures are relatively straightforward to calculate and aggregate, there are limitations. The most significant limitation is that the one basis point parallel shift in yield curves measure does not capture the non-linear relationships between the value of certain assets and liabilities and interest rates which arise, for example, from investment return guarantees, and certain product features such as the ability of policyholders to surrender their policies. If the yields on investments held to support contracts with guarantees are below the investment return implied by the guarantee, shortfalls will fall to the account of HSBC.

     HSBC recognises these limitations and augments its standard measures with stress tests which examine the effect of a range of market rate scenarios on the aggregated profits of the insurance manufacturing subsidiaries for the year and their net assets. A quarterly process was introduced for HSBC’s insurance manufacturing subsidiaries during 2007 to report stress tests to Group Insurance Head Office, where the reports are consolidated and reviewed by the Group Insurance Market and Liquidity Risk Meeting and the Group Stress Test Review Group.

     HSBC’s insurance manufacturing subsidiaries identify those assets and lia bilities whose values in the financial statements are sensitive to each category of market risk and revalue them assuming different market rates. The outcome of the exercise

Back to Contents

is measured in terms of the change in profit after tax and net assets under the stress-tested assumptions, after taking into consideration tax and accounting treatments where material and relevant.

     The following table illustrates the effect on the aggregated profit for the year and net assets under various interest rate, equity price, foreign exchange rate and credit spread scenarios. Where appropriate, the impact of the stress on the PVIF is included in the results of the stress tests. The relationship between the value of certain assets and liabilities and the risk factors may be non-linear and, therefore, the results disclosed cannot be extrapolated to measure sensitivities to different levels of stress. The sensitivities are stated before allowance for the effect of management actions which may mitigate changes in market rates, and for any factors such as policyholder behaviour that may change in response to changes in market risk.

Sensitivity of HSBC’s insurance subsidiaries to risk factors
(Audited)

	2007		2006

	Impact on		Impact on
	profit for	Impact on	profit for	Impact on
	the year	net assets	the year	net assets
	US$m	US$m	US$m	US$m

+ 100 basis points parallel shift in yield curves	67	(29)	(13)	(111)
– 100 basis points parallel shift in yield curves	(71)	49	24	103
10 per cent increase in equity prices	147	151	93	95
10 per cent decrease in equity prices	(145)	(149)	(86)	(87)
10 per cent increase in US dollar exchange rate compared to all currencies	12	12	(10)	(10)
10 per cent decrease in US dollar exchange rate compared to all currencies	(12)	(12)	10	10
Sensitivity to credit spread increases	(15)	(30)	(7)	(12)

     The sensitivity of the net profit of HSBC’s insurance subsidiaries to the effects of increases in credit spreads is a fall of US$15 million (2006: US$7 million fall). The sensitivity is expressed on an after tax basis consistent with the other sensitivities noted above and has been calculated using simplified assumptions based on one-day movement in credit spreads over a two-year period. A confidence level of 99 per cent, consistent with the Group’s VAR, has been applied. The impact of movements in credit spreads has become more significant in 2007 due to increased volatility in credit spreads.

Credit risk
(Audited)

Credit risk can give rise to losses through default and can lead to volatility in income statement and balance sheet figures through movements in credit spreads, principally on the US$29.8 billion (2006: US$14.1 billion) non-linked bond portfolio. The exposure of the income statement to the effect of changes in credit spreads is small (see the table above). 36 per cent of the financial assets held by insurance subsidiaries are classified as either held to maturity or available for sale, and consequently any changes in the fair value of these financial investments would have no impact on the profit after tax.

     HSBC’s exposure to credit risk in its insurance manufacturing subsidiaries primarily arises from their portfolios of invested assets held, their reinsurance transactions and any credit protection products they write.

     HSBC sells certain unit-linked life insurance contracts via a co-insurance agreement with a third party. The insurance contracts issued under the co-insurance agreement include market return guarantees, which are underwritten by the third party. HSBC has a credit risk exposure arising on the guarantees were the counterparty unable to meet the terms of the guarantees. At 31 December 2007, the exposure to the counterparty was small.

     The exposure to credit risk products and the management of the risks associated with credit protection products are included in the analyses of life and non-life insurance risk from page 266 to 267.

     Management of HSBC’s insurance manufacturing subsidiaries is responsible for the credit risk, quality and performance of their investment portfolios. Investment credit mandates and limits are set locally by the insurance manufacturing subsidiaries and approved by their local insurance ALCO and Credit Risk function before receiving concurrence centrally from Group Credit Risk. The form and content of the mandates

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Insurance operations > Financial risks > Credit risk

accord with centrally set investment credit risk guidance regarding credit quality, industry sector concentration and liquidity restrictions, but allow for local regulatory and country-specific conditions. The assessment of creditworthiness of issuers and counterparties is based primarily upon internationally recognised credit ratings and other publicly available information.

     Investment credit exposures are monitored against limits by the local insurance manufacturing subsidiaries, and are aggregated and reported to HSBC’s Group Credit Risk function, the Group Insurance Credit Risk Meeting and the Group Insurance Risk Committee.

     Stress testing is performed by Group Insurance Head Office on the investment credit exposures using credit spread sensitivities and default probabilities. The stresses are reported to the Group Insurance Credit Risk Committee.

Credit quality
(Audited)

The following table presents the analysis of treasury bills, other eligible bills and debt securities within HSBC’s insurance business by rating agency designation based on Standard & Poor’s ratings or equivalent. Only assets supporting non-linked liabilities are included in the table since financial risk on assets supporting linked liabilities is predominantly borne by the policyholder.

     The table indicates that 72.3 per cent (2006: 74.5 per cent) of the assets included in the table are invested in AA or AAA rated investments.

Treasury bills, other eligible bills and debt securities in HSBC’s insurance subsidiaries (Audited)

	Treasury	Other eligible	Debt
	bills	bills	securities	Total
	US$m	US$m	US$m	US$m
At 31 December 2007
Supporting liabilities under non-linked insurance and investment contracts
AAA	114	63	8,819	8,996
AA– to AA+	–	113	8,876	8,989
A– to A+	–	–	4,115	4,115
Lower than A–	96	–	2,211	2,307
Unrated	14	–	294	308

	224	176	24,315	24,715

Supporting shareholders’ funds[1]
AAA	118	165	2,082	2,365
AA– to AA+	–	7	1,212	1,219
A– to A+	–	–	786	786
Lower than A–	39	–	632	671
Unrated	7	–	68	75

	164	172	4,780	5,116

Total[2]
AAA	232	228	10,901	11,361
AA– to AA+	–	120	10,088	10,208
A– to A+	–	–	4,901	4,901
Lower than A–	135	–	2,843	2,978
Unrated	21	–	362	383

	388	348	29,095	29,831

Of which issued by:
– governments	388	–	7,140	7,528
– local authorities	–	–	175	175
– asset-backed securities	–	–	201	201
– corporates and other	–	348	21,579	21,927

	388	348	29,095	29,831

Of which classified as:
– trading assets	–	–	94	94
– financial instruments designated at fair value	130	–	5,891	6,021
– available-for-sale securities	258	348	16,305	16,911
– held-to-maturity investments	–	–	6,805	6,805

	388	348	29,095	29,831

Back to Contents

(Audited)	Treasury	Other eligible	Debt
	bills	bills	securities	Total
	US$m	US$m	US$m	US$m
At 31 December 2006
Supporting liabilities under non-linked insurance and investment contracts
AAA	217	145	3,876	4,238
AA– to AA+	–	210	3,994	4,204
A– to A+	–	–	1,880	1,880
Lower than A–	–	–	667	667
Unrated	22	–	110	132

	239	355	10,527	11,121

Supporting shareholders’ funds[1]
AAA	119	137	918	1,174
AA– to AA+	–	8	903	911
A– to A+	–	–	692	692
Lower than A–	21	–	180	201
Unrated	1	–	28	29

	141	145	2,721	3,007

Total[3]
AAA	336	282	4,794	5,412
AA– to AA+	–	218	4,897	5,115
A– to A+	–	–	2,572	2,572
Lower than A–	21	–	847	868
Unrated	23	–	138	161

	380	500	13,248	14,128

Of which issued by:
– governments	380	–	2,825	3,205
– local authorities	–	–	69	69
– asset-backed securities	–	–	223	223
– corporates and other	–	500	10,131	10,631

	380	500	13,248	14,128

Of which classified as:
– trading assets	–	–	156	156
– financial instruments designated at fair value	79	–	3,458	3,537
– available-for-sale securities	257	500	3,437	4,194
– held-to-maturity investments	44	–	6,197	6,241

	380	500	13,248	14,128

1	Shareholders’ funds comprise solvency and unencumbered assets.
2	Does not include treasury bills, other eligible bills and debt securities held by in surance manufacturing associate, Ping An Insurance.
3	Does not include treasury bills, other eligible bills and debt securities held by insurance manufacturing associates, HSBC Assurances and Ping An Insurance.

(Audited)

     Credit risk also arises when part of the insurance risk incurred by HSBC is assumed by reinsurers. The credit risk exposure for reinsurers is monitored by Group Insurance Head Office and is reported quarterly to the Group Insurance Risk Committee and the Group Insurance Credit Risk Committee.

     The split of liabilities ceded to reinsurers and outstanding reinsurance recoveries, analysed by Standard & Poor’s reinsurance credit rating data or their equivalent, was as follows:

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Insurance operations > Financial risks > Liquidity risk

Reinsurance
(Audited)

	Reinsurers’ share of liabilities under
	insurance contracts

	Linked	Non-linked
	insurance	insurance		Reinsurance
	contracts	contracts	Total	debtors
	US$m	US$m	US$m	US$m
At 31 December 2007
AAA	7	33	40	1
AA– to AA	28	297	325	26
A– to A+	–	669	669	16
Lower than A–	22	10	32	2
Unrated	–	249	249	9

Total[1]	57	1,258	1,315	54

At 31 December 2006
AAA	10	106	116	–
AA– to AA	33	812	845	37
A– to A+	–	586	586	5
Lower than A–	15	37	52	3
Unrated	–	170	170	3

Total[2]	58	1,711	1,769	48

1	Does not include reinsurers’ share of liabilities under insurance contracts and reinsurance debtors of insurance manufacturing associate, Ping An Insurance.
2	Does not include reinsurers’ share of liabilities under insurance contracts and reinsurance debtors of insurance manufacturing associates, HSBC Assurances and Ping An Insurance.

Liquidity risk
(Audited)

It is an inherent characteristic of almost all insurance contracts that there is uncertainty over the amount and the timing of settlement of claims liabilities that may arise, and this leads to liquidity risk.

     To fund the cash outflows arising from claims liabilities, HSBC’s insurance manufacturing subsidiaries utilise liquidity primarily from the following sources:

•	cash inflows arising from premiums from new business, policy renewals and recurring premium products;

•	cash inflows arising from interest and dividends on investments and principal repayments of maturing debt investments;

•	cash resources; and

•	cash inflows from the sale of investments.

     HSBC’s insurance manufacturing subsidiaries manage liquidity risk by utilising some or all of the following techniques:

•	matching cash inflows with expected cash outflows using specific cash flow projections or more general asset and liability matching techniques such as duration matching;

•	maintaining sufficient cash resources;
•	investing in good credit-quality investments with deep and liquid markets to the degree to which they exist;

•	monitoring investment concentrations and restricting them where appropriate, for example, debt issues or issuers; and

•	establishing committed contingency borrowing facilities.

     During 2007, a quarterly process has been introduced whereby HSBC’s insurance manufacturing subsidiaries are required to complete and submit liquidity risk reports to Group Insurance Head Office for collation and review by the Group Insurance Market and Liquidity Risk Meeting. Liquidity risk is assessed in these reports by measuring changes in expected cumulative net cash flows under a series of stress scenarios designed to determine the effect of reducing expected available liquidity and accelerating cash outflows. This is achieved by, for example, assuming new business or renewals are lower, and surrenders or lapses are greater than expected.

     As indicated in the table headed ‘Expected maturity of insurance contract liabilities’ below and in the analyses of life and non-life insurance risks on pages 266 to 267, a significant proportion of the Group’s non-life insurance business is viewed as short term, with the settlement of liabilities expected to occur within one year of the period of risk. There is a greater spread of expected maturities for the life business where, in a large proportion of cases, the

Back to Contents

liquidity risk is borne in conjunction with policyholders (wholly in the case of unit-linked business).

     The following tables show the expected undiscounted cash flows for insurance contract liabilities and the remaining contractual maturity of investment contract liabilities, respectively, at 31 December 2007.

     The profile of the expected maturity of the insurance contracts as at 31 December 2007 has remained stable compared with 2006. The increase in the undated investment contract liabilities arises principally from the incorporation of HSBC Assurances’ balance sheet as a subsidiary at 31 December 2007.

Expected maturity of insurance contract liabilities
(Audited)

	Expected cash flows (undiscounted)

	Within 1 year	1-5 years	5-15 years	Over 15 years	Total
	US$m	US$m	US$m	US$m	US$m
At 31 December 2007[1]
Non-life insurance	1,337	1,352	164	1	2,854
Life insurance (non-linked)	1,887	5,310	15,986	13,269	36,452
Life insurance (linked)	507	1,894	3,644	5,014	11,059

	3,731	8,556	19,794	18,284	50,365

At 31 December 2006[2,3]
Non-life insurance	1,679	1,136	118	6	2,939
Life insurance (non-linked)	1,096	4,190	13,455	12,646	31,387
Life insurance (linked)	337	1,162	2,071	2,099	5,669

	3,112	6,488	15,644	14,751	39,995

1	Does not include investment contracts by insurance manufacturing associate, Ping An Insurance.
2	2006 balances for life insurance have been restated to ensure a consistent presentation with 2007 balances for this disclosure .
3	Does not include investment contracts by insurance manufacturing associates, HSBC Assurances and Ping An Insurance.

Remaining contractual maturity of investment contract liabilities
(Audited)

	Liabilities under investment contracts by
	insurance underwriting subsidiaries

	Linked	Other	Investment
	investment	investment	contracts
	contracts	contracts	with DPF	Total
	US$m	US$m	US$m	US$m
At 31 December 2007[1]
Remaining contractual maturity:
– due within 1 year	286	331	1	618
– due between 1 and 5 years	1,234	48	28	1,310
– due between 5 and 10 years	950	–	–	950
– due after 10 years	3,386	44	–	3,430
– undated[2]	6,869	3,217	18,954	29,040

	12,725	3,640	18,983	35,348

At 31 December 2006[3]
Remaining contractual maturity:
– due within 1 year	274	265	–	539
– due between 1 and 5 years	1,238	45	20	1,303
– due between 5 and 10 years	856	–	–	856
– due after 10 years	3,312	–	–	3,312
– undated[2]	4,323	3,181	–	7,504

	10,003	3,491	20	13,514

1	Does not include investment contracts by insurance manufacturing associate, Ping An Insurance.
2	In most cases, policyholders have the option to terminate their contracts at any time and receive the surrender values of their policies. These may be significantly lower than the amounts shown above.
3	Does not include investment contracts by insurance manufacturing associates, HSBC Assurances and Ping An Insurance.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Insurance operations > PVIF

Present value of in-force long-term insurance business
(Audited)

The HSBC life insurance business is accounted for using the embedded value approach, which, inter alia, provides a comprehensive framework for the evaluation of insurance and related risks. The present value of the in-force long-term (‘PVIF’) asset at 31 December 2007 was US$2.0 billion (2006: US$1.5 billion). The present value of the shareholders’ interest in the profits expected to emerge from the book of in-force policies at 31 December can be stress-tested to assess the ability of the life business book to withstand adverse developments. A key feature of the life insurance business is the importance of managing the assets, liabilities and risks in a coordinated fashion rather than individually. This reflects the greater interdependence of these three elements for life insurance than is generally the case for non-life insurance.

     The following table shows the effect on the PVIF of reasonably possible changes in the main economic assumptions, changes in the risk-free and risk discount rates, across all insurance manufacturing subsidiaries.

     It should be noted that, due to certain conditions that may exist within the contracts, the effects may be non-linear and so the results of the stress-testing

Sensitivity of PVIF to changes in economic assumptions
(Audited)

	PVIF at 31 December

	2007	2006
	US$m	US$m

+ 100 basis points shift in risk-free rate	195	130
– 100 basis points shift in risk-free rate	(232)	(141)
+ 100 basis points shift in risk discount rate	(95)	(64)
– 100 basis points shift in risk discount rate	106	70

disclosed may not be extrapolated to higher levels of stress. In calculating the various scenarios, all other assumptions are held stable except for testing the effect of the shift in the risk-free rate, when consequential changes to investment returns, risk discount rates and bonus rates are also incorporated. The sensitivities shown are before actions that could be taken by management to mitigate effects and before consequential changes in policyholder behaviour.

     The following table shows the movements recorded during the year in respect of PVIF and the net assets of insurance operations:

Movements in PVIF and net assets of insurance operations
(Audited)

	2007			2006

		Net assets			Net assets
		of insurance			of insurance
	PVIF	operations	Total	PVIF	operations	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January	1,549	4,400	5,949	1,400	3,582	4,982
Value of new business written during the year[1]	380	–	380	254	–	254
Acquisitions of subsidiaries/portfolios	390	262	652	–	–	–
Movements arising from in-force business:
– expected return	(175)	–	(175)	(233)	–	(233)
– experience variances[2]	53	–	53	31	–	31
– change in operating assumptions	(86)	–	(86)	(17)	–	(17)
Investment return variances	–	–	–	13	–	13
Changes in investment assumptions	4	–	4	3	–	3
Return on net assets	–	1,235	1,235	–	752	752
Disposals of subsidiaries/portfolios	–	(250)	(250)	–	–	–
Exchange differences and other	(150)	59	(91)	98	95	193
Capital transactions	–	759	759	–	(29)	(29)

At 31 December	1,965	6,465	8,430	1,549	4,400	5,949

1	Value of net new business during the year is the present value of the projected stream of profits from the business.
2	Experience variances include the effect of the difference between demographic, expen se and persistency assumptions used in the previous PVIF calculation and actual experience observed during the year.

Back to Contents

Non-economic assumptions
(Audited)

The policyholder liabilities and PVIF are determined by reference to non-economic assumptions which include, for non-life manufacturers, claims costs and expense rates and, for life manufacturers, mortality and/or morbidity, lapse rates and expense rates. The table below shows the sensitivity of profit for the year to, and net assets at, 31 December 2007 to reasonably possible changes in these non-economic assumptions at 31 December 2007 across all insurance manufacturing subsidiaries, with comparatives for 2006.

     Claims costs is a risk associated with non-life insurance business. If the cost of claims increases, a negative impact on profit would occur.

     Mortality and morbidity risk is typically associated with life insurance contracts. The impact of an increase in mortality or morbidity on profit depends on the type of business being written. For a portfolio of term assurance contracts, an increase in mortality would have a negative impact on profit since the instances of claims would increase. For a portfolio of annuity contracts, an increase in mortality rates typically has a positive impact on profit as the period over which the benefit is being paid to the policyholder is shortened. However, where an annuity contract includes life cover, the positive impact of reduced future annuity payments observed through an increase in mortality can be offset by the benefits payable under the life cover.

     Sensitivity to lapse rates is dependent on the type of contracts being written. For insurance contracts, the cost of claims is funded by premiums received and income earned on the investment portfolio supporting the liabilities. For a portfolio of term assurance, an increase in lapses typically leads to a negative impact on profit due to the loss of future premium income on the lapsed policies. For a portfolio of annuity contracts, an increase in lapse rates results in a positive impact on profit as the period over which the Group is obliged to pay benefits to the policyholder is shortened.

     Expense rate risk is the exposure to a change in expense rates. To the extent that increased expenses cannot be passed on to the policyholder, an increase in expense rates will have a negative impact on profits.

Sensitivity analysis
(Audited)

	Effect on profit for the year to 31 December			Effect on net assets at 31 December

	Life	Non-life	Total	Life	Non-life	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2007
20% increase in claims costs	–	(138)	(138)	–	(138)	(138)
20% decrease in claims costs	–	138	138	–	138	138
10% increase in mortality and/or morbidity rates	(21)	–	(21)	(21)	–	(21)
10% decrease in mortality and/or morbidity rates	9	–	9	9	–	9
50% increase in lapse rates	(16)	–	(16)	(16)	–	(16)
50% decrease in lapse rates	61	–	61	61	–	61
10% increase in expense rates	(23)	(6)	(29)	(23)	(6)	(29)
10% decrease in expense rates	23	6	29	23	6	29
2006
20% increase in claims costs	–	(118)	(118)	–	(118)	(118)
20% decrease in claims costs	–	118	118	–	118	118
10% increase in mortality and/or morbidity rates	(8)	–	(8)	(8)	–	(8)
10% decrease in mortality and/or morbidity rates	15	–	15	15	–	15
50% increase in lapse rates	10	–	10	10	–	10
50% decrease in lapse rates	22	–	22	22	–	22
10% increase in expense rates	(21)	(2)	(23)	(21)	(2)	(23)
10% decrease in expense rates	21	2	23	21	2	23

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Capital management and allocation > Capital measurement

Capital management and allocation

Capital management
(Audited)

HSBC’s capital management approach is driven by its strategy and organisational requirements, taking into account the regulatory and commercial environment in which it operates. The Group’s strategy underpins HSBC’s Capital Management Framework which has been approved by the Group Management Board. It is HSBC’s policy to maintain a strong capital base to support the development of its business and to meet regulatory capital requirements at all times. It also maintains a strong discipline over its investment decisions and where it allocates its capital, seeking to ensure that returns on investment are appropriate after taking account of capital costs. In addition, the level of capital held by HSBC Holdings and other major subsidiaries, particularly HSBC Finance, is determined by its rating targets.

     HSBC’s strategic intention is to allocate capital to businesses based on their economic profit generation and, within this process, regulatory and economic capital requirements and the cost of capital are key factors. The responsibility for global capital allocation principles and decisions rests with the Group Management Board. Stress testing is used as an important mechanism in understanding the sensitivities of the core assumptions in the capital plans to the adverse impact of extreme, but plausible, events. Stress testing allows senior management to formulate management action in advance of conditions starting to reflect the stress scenarios identified. The Group has identified the following as being the material risks faced and managed through the Capital Management Framework; credit, market, operational, asset and liability management, pension, and insurance risks.

     In 2007, HSBC continued to manage its capital against its benchmark minimum tier 1 capital ratio of 8.25 per cent, which it has used under the current Basel Capital Accord (‘Basel I’) for the purposes of its long-term capital planning. In 2008, as the Group operates under the new framework for calculating minimum capital requirements known as ‘Basel II’, it will target a tier 1 capital ratio within the range 7.5 to 9.0 per cent, based on core tier 1 capital plus innovative tier 1 capital, less deductions from tier 1 capital under the FSA’s Basel II disclosure rules.

     HSBC recognises the effect on shareholder returns of the level of equity capital employed within the Group and seeks to maintain a prudent balance between the advantages and flexibility afforded by a strong capital position and the higher returns on equity that are possible with greater leverage.

The Capital Management Framework covers the different capital measures within which HSBC manages its capital in a consistent and aligned manner. These include the market capitalisation, invested capital, economic capital and regulatory capital. HSBC defines invested capital as the equity capital invested in HSBC by its shareholders. Economic capital is the capital requirement calculated internally by HSBC to support the risks to which it is exposed and is set at a confidence level consistent with a ‘AA’ target credit rating. Regulatory capital is the capital which HSBC is required to hold as determined by the rules established by the FSA for the consolidated Group and by HSBC’s local regulators for individual Group companies.

     An annual Group capital plan is prepared and approved by the Board with the objective of maintaining both the optimal amount of capital and the mix between the different components of capital. The Group’s policy is to hold capital in a range of different forms and from diverse sources and all capital raising is agreed with major subsidiaries as part of their individual and the Group’s capital management processes. HSBC Holdings and its major subsidiaries raise non-equity tier 1 capital and subordinated debt in accordance with the Group’s guidelines on market and investor concentration, cost, market conditions, timing, effect on composition and maturity profile. The subordinated debt requirements of other HSBC companies are met internally.

     Each subsidiary manages its own capital required to support planned business growth and meet local regulatory requirements, within the context of the approved annual Group capital plan. As part of HSBC’s Capital Management Framework, capital generated in excess of planned requirements is returned to HSBC Holdings, normally by way of dividends.

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

Capital measurement and allocation
(Audited)

The FSA supervises HSBC on a consolidated basis and, as such, receives information on the capital adequacy of, and sets capital requirements for,

Back to Contents

HSBC as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities. Since 1988, when the governors of the Group of Ten central banks agreed to guidelines for the international convergence of capital measurement and standards, known as Basel I, the banking supervisors of HSBC’s major banking subsidiaries have exercised capital adequacy supervision within a broadly similar framework.

     The FSA implements the capital adequacy requirements issued by the Basel Committee on Banking Supervision (‘the Basel Committee’) as implemented by the relevant EU Directives. In June 2006, the EU Capital Requirements Directive (‘CRD’) was formally adopted by the Council and European Parliament and it required EU Member States to bring implementing provisions into force on 1 January 2007. The CRD recast the Banking Consolidation Directive and the Capital Adequacy Directive, which had previously applied.

     In October 2006, the FSA published the General Prudential Sourcebook (‘GENPRU’) and the Prudential Sourcebook for Banks, Building Societies and Investment Firms (‘BIPRU’), which took effect from 1 January 2007 and implemented the CRD in the UK. GENPRU introduced changes to the definition of capital and the methodology for calculating a firm’s capital resources requirements. BIPRU sets out the FSA’s rules implementing the other CRD requirements for banks, building societies and investment firms and groups containing such firms. Transitional provisions regarding the implementation of capital requirements calculations meant that, in general, unless firms notified the FSA to the contrary, they continued to apply the existing capital requirements calculations until 1 January 2008; changes that took effect on that date are described below in the section ‘Basel II’.

     In implementing these EU Directives, the FSA requires each bank and banking group to maintain an individually prescribed ratio of total capital to risk-weighted assets, taking into account both balance sheet assets and off-balance sheet transactions.

HSBC’s capital is divided into two tiers:

•	Tier 1 capital comprises core tier 1 capital and innovative tier 1 securities. Core tier 1 capital comprises shareholders’ funds, and minority interests in tier 1 capital, after adjusting for items reflected in shareholders’ funds which are treated differently for the purposes of capital adequacy. The book values of goodwill and intangible assets are deducted in arriving at core tier 1 capital.

•	Tier 2 capital comprises qualifying subordinated loan capital, collective impairment allowances, minority and other interests in tier 2 capital and unrealised gains arising on the fair valuation of equity instruments held as available-for-sale.
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

     Changes to the definition of capital came into force on 1 January 2007. They include the introduction of proportional consolidation of banking associates, which previously were either fully consolidated or deducted from capital, the relaxation of rules covering the deduction of investments in other banks’ capital, and a change for disclosure purposes only to make certain deductions, previously from total capital, now 50 per cent from each of tier 1 and tier 2 capital in the published disclosures. This applies to deductions of investments in insurance subsidiaries and associates, but the FSA has granted a transitional provision, until 31 December 2012, under which any of these insurance investments that were acquired before 20 July 2006 may be deducted from the total of tier 1 and tier 2 capital instead. HSBC has elected to apply this transitional provision.

     Banking operations are categorised as either trading book or banking book and risk-weighted assets are determined accordingly. Banking book risk-weighted assets are measured by means of a hierarchy of risk weightings classified according to the nature of each asset and counterparty, taking into account any eligible collateral or guarantees. Banking book off-balance sheet items giving rise to credit, foreign exchange or interest rate risk are assigned weights appropriate to the category of the counterparty, taking into account any eligible collateral or guarantees. Trading book risk-weighted assets are determined by taking into account market-

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Capital management and allocation > Basel II

related risks such as foreign exchange, interest rate and equity position risks, and counterparty risk.

Basel II
(Audited)

The Basel Committee on Banking Supervision (‘the Basel Committee’) has published Basel II which replaces the 1988 Basel Capital Accord. The supervisory objectives for Basel II are to promote safety and soundness in the financial system and maintain at least the current overall level of capital in the system; enhance competitive equality; constitute a more comprehensive approach to addressing risks; and focus on internationally active banks. Basel II is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The CRD is the means by which Basel II is implemented in the EU. The FSA gives effect to the CRD through GENPRU and BIPRU, as described above.

      Basel II provides three approaches, of increasing sophistication, to the calculation of pillar 1 credit risk capital requirements. The most basic, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties, and groups other counterparties into broad categories and applies standardised risk weightings to these categories. In the next level, the internal ratings-based (‘IRB’) foundation approach allows banks to calculate their credit risk regulatory capital requirement on the basis of their internal assessment of the probability that a counterparty will default, but with quantification of exposure and loss estimates being subject to standard supervisory parameters. Finally, the IRB advanced approach, will allow banks to use their own internal assessment of not only the probability of default but also the quantification of exposure at default and loss given default. Expected losses are calculated by multiplying the probability of default by the loss given default multiplied by the exposure at default. The capital resources requirement under the IRB approaches is intended to cover unexpected losses and is derived from a formula specified in the regulatory rules, which incorporates these factors and other variables such as maturity and correlation.

     For credit risk, with FSA approval, HSBC has adopted the IRB advanced approach to Basel II for the majority of its business with effect from 1 January 2008, with the remainder on either IRB foundation or standardised approaches. A rollout plan is in place to extend coverage of the advanced approach over the next three years, leaving a small residue of exposures on the standardised approach.

     Basel II also introduces capital requirements for operational risk and, again, contains three levels of sophistication. The capital required under the basic indicator approach is a simple percentage of gross revenues, whereas under the standardised approach it is one of three different percentages of gross revenues allocated to each of eight defined business lines. Finally, the advanced measurement approach uses banks’ own statistical analysis and modelling of operational risk data to determine capital requirements. HSBC has adopted the standardised approach to the determination of Group operational risk capital requirements.

     The basis of calculating capital changed with effect from 1 January 2008 and the effect on both tier 1 capital and total capital is shown in the table below, ‘Impact of Basel II’. The Group’s capital base is reduced compared with Basel I by the extent to which expected losses exceed the total of individual and collective impairment allowances on IRB portfolios. These collective impairment allowances are no longer eligible for inclusion in tier 2 capital.

     For disclosure purposes, this excess of expected losses over total impairment allowances in IRB portfolios is deducted 50 per cent from tier 1 and 50 per cent from tier 2 capital. In addition, a tax credit adjustment is made to tier 1 capital to reflect the tax consequences insofar as they impact on the availability of tier 1 capital to cover risks or losses.

     Expected losses, derived under Basel II rules, represent losses that would be expected in the scenario of a severe downturn over a 12-month period. This definition differs from loan impairment allowances, which only address losses incurred within lending portfolios at the balance sheet date and are not permitted to recognise the additional level of conservatism that the regulatory measure requires through reflecting a downturn scenario. For rapidly revolving consumer credit portfolios such as credit cards, therefore, impairment allowances only capture some of the expected losses predicted over the next 12 months. These portfolios turn over three to four times per year, and therefore a large proportion of expected losses relate to credit advances not made at the measurement date.

     The effect of the deduction of the difference between expected losses and total impairment allowances is to set the total effect on capital to be equal to the regulatory definition of expected losses. Because expected losses are based on long-term estimates and incorporate through-the-cycle considerations, it is not anticipated that they will be very volatile. The impact of this deduction, however,

Back to Contents

may vary from time to time as the accounting measure of impairment moves closer to or further away from the regulatory measure of expected losses.

     The second pillar of Basel II (Supervisory Review and Evaluation Process) involves both firms and regulators taking a view on whether a firm should hold additional capital against risks not covered in pillar 1. Part of the pillar 2 process is the Internal Capital Adequacy Assessment Process which is the firm’s self assessment of risks not captured by pillar 1. The pillar 2 process culminates with the FSA providing firms with Individual Capital Guidance. The ICG replaces the current trigger ratio and is set as a capital resources requirement higher than that required under pillar 1, generally by a specified percentage.

     Pillar 3 of Basel II is related to market discipline and aims to make firms more transparent by requiring them to publish specific, prescribed details of their risks, capital and risk management under the

Basel II framework. HSBC will provide qualitative pillar 3 disclosures during 2008, with the first full set of pillar 3 disclosures including quantitative tables, being made during the first half of 2009 as of 31 December 2008.

     For individual banking subsidiaries, the timing and manner of implementing Basel II varies by jurisdiction according to requirements set by local banking supervisors. Applying Basel II across HSBC’s geographically diverse businesses, which operate in a large number of different regulatory environments, presents a significant logistical and technological challenge, involving an extensive programme of implementation.

     Basel II allows local regulators to exercise discretion in a number of areas. The extent to which their requirements diverge, coupled with how the FSA and the local regulators in the other countries in which HSBC operates interact, are key factors in completing implementation of Basel II locally.

Source and application of tier 1 capital – Basel I
(Audited)

	2007	2006
	US$m	US$m
Movement in tier 1 capital
At 1 January	87,842	74,403
Consolidated profits attributable to shareholders of the parent company	19,133	15,789
Dividends	(10,241)	(8,769)
Add back: shares issued in lieu of dividends	4,351	2,525
Increase in goodwill and intangible assets deducted	(2,366)	(3,668)
Ordinary shares issued	477	1,015
Other (including exchange differences)	5,771	6,547

At 31 December	104,967	87,842

Movement in risk-weighted assets
(Unaudited)
At 1 January	938,678	827,164
Movements	185,104	111,514

At 31 December	1,123,782	938,678

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Capital management and allocation > RWAs

Capital structure at 31 December – Basel I

	2007	2006
	US$m	US$m
Composition of regulatory capital
(Audited)
Tier 1 capital
Shareholders’ equity	128,160	108,352
Minority interests and preference shares	6,240	7,413
Innovative tier 1 securities	10,512	9,932
Less :
Goodwill capitalised and intangible assets	(38,855)	(36,489)
Other regulatory adjustments[1]	(1,090)	(1,366)

Total qualifying tier 1 capital	104,967	87,842

Tier 2 capital

Reserves arising from revaluation of property and unrealised gains onavailable-for-sale equities	4,393	2,982
Collective impairment allowances	14,047	11,077
Perpetual subordinated debt	3,114	3,396
Term subordinated debt	37,658	30,677
Minority and other interests in tier 2 capital	300	425

Total qualifying tier 2 capital before deductions	59,512	48,557

Unconsolidated investments[2]	(11,092)	(7,512)
Investments in capital of other banks	–	(1,419)
Other deductions	(747)	(394)

Total regulatory capital	152,640	127,074

Risk-weighted assets
(Unaudited)
Banking book	1,020,747	857,198
Trading book	103,035	81,480

Total	1,123,782	938,678

Risk-weighted assets were included in the totals above in respect of:
– contingent liabilities	51,731	44,704
– commitments	65,068	58,569

Capital ratios	%	%
(Unaudited)
Total capital	13.6	13.5
Tier 1 capital	9.3	9.4

1	Includes removal of the fair value gains and losses, net of deferred tax, arising from the credit spreads on debt issued by HSBC Holdings and its subsidiaries and designated at fair value.
2	Mainly comprises investments in insurance entities.

     HSBC complied with the FSA’s capital adequacy requirements throughout 2007 and 2006. Tier 1 capital increased by US$17.1 billion. Retained profits contributed US$8.9 billion, shares issued, including shares issued in lieu of dividends, contributed US$4.8 billion and exchange differences added US$5.5 billion. These increases were partly offset by an increase in goodwill and intangible assets, which are deducted from capital, of US$2.4 billion, and are mainly due to the weakening of the US dollar against the pound sterling and the euro.

     Total risk-weighted assets increased by US$185 billion, or 19.7 per cent. Of this increase,

US$95 billion reflects balance sheet growth, mainly in the loan book. A further US$39 billion arose from the proportional consolidation of banking associates, mainly Bank of Communications and Industrial Bank. The weakening US dollar gave rise to an increase of US$32 billion while increased trading book activity contributed US$19 billion.

Risk-weighted assets by principal subsidiary
(Unaudited)

In order to give an indication of how HSBC’s capital is deployed, the table below analyses the disposition of risk-weighted assets by principal subsidiary. The risk-weighted assets are calculated using FSA rules and exclude intra-HSBC items.

Back to Contents

Risk-weighted assets – Basel I
(Unaudited)

	2007	2006
	US$m	US$m

The Hongkong and Shanghai Banking Corporation	256,761	181,292
Hang Seng Bank	55,043	43,607
The Hongkong and Shanghai Banking Corporation and other subsidiaries	201,718	137,685
HSBC Bank	423,941	360,028
HSBC Private Banking Holdings (Suisse)	32,942	26,476
HSBC France	76,188	60,406
HSBC Bank and other subsidiaries	314,811	273,146
HSBC North America	336,998	317,325
HSBC Finance	135,757	141,589
HSBC Bank Canada	50,659	35,674
HSBC Bank USA and other subsidiaries	150,582	140,062
HSBC Mexico	18,513	15,406
HSBC Bank Middle East	25,226	17,977
HSBC Bank Malaysia	8,601	7,201
HSBC Brazil	27,365	17,666
HSBC Bank Panama	7,824	6,434
Bank of Bermuda	4,133	4,370
HSBC Holdings sub-group	1,138	876
Other	13,282	10,103

	1,123,782	938,678

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: The Management of Risk (continued)

Capital management and allocation > Impact of Basel II / Biographies > Directors

Impact of Basel II
(Unaudited)

As reflected in the table below, the Group’s capital base under Basel II is US$19.7 billion lower than under Basel I. This reduction in the capital base does not reflect a change in the risk profile of the underlying portfolios and the Group remains strongly capitalised.

     The Group’s risk-weighted assets under Basel II are broadly similar to the Basel I position. A reduction in the credit risk capital requirement has been more than offset by the new capital requirement for operational risk.

     The Group’s pro-forma capital position if it had been reporting on a Basel II basis at 31 December 2007 is as follows:

Capital position under Basel II

	Basel II	Basel II		Basel I
	pro-forma	pro-forma		Actual
	US$m	%	[1]	US$m
	(Unaudited)	(Unaudited)		(Audited)
Composition of regulatory capital
Tier 1 capital
Shareholders’ equity	128,160			128,160
Minority interests and preference shares	6,240			6,240
Less :
Goodwill capitalised and intangible assets	(38,855)			(38,855)
Other regulatory adjustments[2,3]	136			(1,090)
50% of excess of expected losses over impairment allowances	(4,508)			–

Core tier 1 capital	91,173	8.1		94,455

Innovative tier 1 securities	10,512	0.9		10,512
Tier 1 capital ratio – management basis		9.0

Tier 2 capital
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	4,393			4,393
Collective impairment allowances[4]	2,176			14,047
Perpetual subordinated debt	3,114			3,114
Term subordinated debt	37,658			37,658
Minority and other interests in tier 2 capital	300			300
Total qualifying tier 2 capital before deductions	47,641	4.2		59,512

Total qualifying tier 2 capital before deductions plus innovative tier 1 securities	58,153			70,024

Unconsolidated investments[5]	(11,092)			(11,092)
50% of excess of expected losses over impairment allowances	(4,508)			–
Other deductions	(747)			(747)

Total deductions other than from tier 1 capital	(16,347)	(1.4)		(11,839)

Total regulatory capital	132,979	11.8		152,640

				(Unaudited)
Risk-weighted assets
Credit risk	976,138			–
Market risk	45,847			–
Operational risk	107,466			–
Banking book	–			1,020,747
Trading book	–			103,035

Total	1,129,451			1,123,782

1	Percentage of risk-weighted assets.
2	Includes removal of the fair value gains and losses, net of deferred tax, arising from the credit spreads on debt issued by HSBC Holdings and its subsidiaries and designated at fair value.
3	Includes a tax credit adjustment in respect of the excess of expected losses over impairment allowances.
4	Under Basel II, only collective impairment allowances on loan portfolios on the standardised approach are included in tier 2 capital.
5	Mainly comprises investments in insurance entities.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance

Corporate Governance Report

The information set out on pages 289 to 333 and information incorporated by reference constitutes the Corporate Governance Report of HSBC Holdings.
Directors

S K Green , Group Chairman

Age 59. An executive Director since 1998; Group Chief Executive from 2003 to May 2006. Joined HSBC in 1982. Chairman of HSBC Bank plc and HSBC North America Holdings Inc. and HSBC Private Banking Holdings (Suisse) SA. A Director of HSBC France and The Hongkong and Shanghai Banking Corporation Limited. Group Treasurer from 1992 to 1998. Executive Director, Global Banking and Markets from 1998 to 2003. Chairman of The British Bankers’ Association.

*	The Baroness Dunn , DBE, Deputy Chairman
(Retiring 30 May 2008)

Age 68. An executive Director of John Swire & Sons Limited and a Director of Swire Pacific Limited. A non-executive Director since 1990 and a non- executive Deputy Chairman since 1992. A member of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1981 to 1996. A Patron of the UK Foundation of the University of British Columbia, a registered charity. A member of the Hong Kong Association and the Asia Task Force. A former Senior Member of the Hong Kong Executive Council and Legislative Council.

*	Sir Brian Moffat , OBE, Deputy Chairman
(Retiring 30 May 2008)

Age 69. A non-executive Director since 1998 and a non-executive Deputy Chairman since 2001. A member of the Nomination Committee. A non- executive Director of Macsteel Global BV. Former Chairman of Corus Group plc and a former member of the Court of the Bank of England.

MF Geoghegan , CBE, Group Chief Executive

Age 54. An executive Director since 2004. Joined HSBC in 1973. Chairman of the Group Management Board. Chairman of HSBC Bank USA, N.A., HSBC USA Inc. and HSBC Bank Canada. Deputy Chairman of HSBC Bank plc. A Director of The Hongkong and Shanghai Banking Corporation Limited, HSBC France, HSBC National Bank USA and HSBC North America Holdings Inc. President of HSBC Bank Brasil S.A.-Banco Múltiplo from 1997 to 2003 and responsible for all of HSBC’s business throughout South America from 2000 to 2003. Chief Executive of HSBC Bank plc from 2004 to March 2006. A non-executive Director and Chairman of Young Enterprise.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Biographies > Directors

*	The Rt Hon the Lord Butler of Brockwell,
KG, GCB, CVO (Retiring 30 May 2008)

Age 70. Master, University College, Oxford. A non- executive Director since 1998. Chairman of the Corporate Sustainability Committee and the HSBC Global Education Trust. A member of the International Advisory Board of Marsh McLennan Inc. Chaired the UK Government Review of Intelligence on Weapons of Mass Destruction in 2004. Secretary of the Cabinet and Head of the Home Civil Service in the United Kingdom from 1988 to 1998. A non-executive Director of Imperial Chemical Industries plc from 1998 to 2 January 2008.

†	S A Catz (Appointed 1 May 2008)

Age 46. A non-executive Director with effect from 1 May 2008. President and Chief Financial Officer of Oracle Corporation. Managing Director of Donaldson, Lufkin & Jenrette from 1997 to 1999. Joined Oracle in 1999 and appointed to the Board of Directors in 2001.

V H C Cheng, OBE

Age 59. Chairman of The Hongkong and Shanghai Banking Corporation Limited. An executive Director since 1 February 2008. Chairman of HSBC Bank (China) Company Limited and HSBC Investments (Hong Kong) Limited and a Director of HSBC Bank Australia Limited. Joined HSBC in 1978. Appointed a Group General Manager in 1995 and a Group Managing Director in 2005. A Director of Great Eagle Holdings Limited and a Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Vice Chairman of the China Banking Association from 10 December 2007. Appointed a member of the National Committee of the 11th Chinese People’s Political Consultative Conference (‘CPPCC’), and a senior advisor to the 11th Beijing Municipal Committee of the CPPCC. Deputy Chairman and Chief Executive Officer of Hang Seng Bank Limited from 1998 to 2005. A Director of Swire Pacific Limited from 2005 to January 2008.

†	J D Coombe

Age 62. Chairman of Hogg Robinson plc. A non- executive Director since 2005. A member of the Group Audit Committee and of the Remuneration Committee. A non-executive Director of Home Retail Group plc. A trustee of the Royal Academy Trust. Former executive Director and Chief Financial Officer of GlaxoSmithKline plc and a former member of the Supervisory Board of Siemens
AG. A former Chairman of The Hundred Group of Finance Directors and a former member of the Accounting Standards Board.

†	J L Durán

Age 43. Chief Executive of Carrefour SA and Chairman of its Management Board of Directors. A non-executive Director since 1 January 2008. Joined Carrefour SA in 1991. Chief Financial Officer and Managing Director, Organisation and Systems of Carrefour SA from 2001 to 2005.

†	R A Fairhead

Age 46. Chief Executive Officer and Director of the Financial Times Group Limited and a Director of Pearson plc. Chairman of Interactive Data Corporation. A non-executive Director since 2004. Chairman of the Group Audit Committee. A non- executive Director of The Economist Newspaper Limited. Finance Director of Pearson plc from 2002 to June 2006. Former Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc.

D J Flint , CBE, Group Finance Director

Age 52. Joined HSBC as an executive Director in 1995. Non-executive Chairman of HSBC Finance Corporation. A non-executive Director of BP p.l.c. and a member of the Consultative Committee of the Large Business Advisory Board of HM Revenue & Customs. Chaired the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control. Served on the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board from 2001 to 2004. A former partner in KPMG.

A A Flockhart , CBE (Appointed 1 May 2008)

Age 56. Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited and Global Head of Commercial Banking. An executive Director with effect from 1 May 2008. Joined HSBC in 1974. A Director of Hang Seng Bank Limited, HSBC Bank Australia Limited, HSBC Bank (China) Company Limited, and Chairman of HSBC Bank Malaysia Berhad. Managing Director of The Saudi British Bank from 1997 to 1999 and Senior Executive Vice-President, Commercial Banking, HSBC Bank USA, N.A. from 1999 to 2002. Chief Executive Officer, Mexico from 2002 to October 2006. President and Group Managing Director Latin America and the Caribbean from October 2006 to 20 July 2007. Appointed a Group General Manager in 2002 and a Group Managing Director in 2006.

Back to Contents
*	W K L Fung, OBE

Age 59. Group Managing Director of Li & Fung Limited. A non-executive Director since 1998. A member of the Corporate Sustainability Committee. Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited. A Director of King Lun Management Limited. A non-executive Director of CLP Holdings Limited, Integrated Distribution Services Group Limited, Convenience Retail Asia Limited, Shui On Land Limited and VTech Holdings Limited. A member of the Hong Kong Trade Development Council. A former non-executive Director of Bank of Communications Co. Ltd. Former Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters’ Association and the Hong Kong Committee for the Pacific Economic Cooperation Council.

S T Gulliver (Appointed 1 May 2008)

Age 48. Head of Global Banking and Markets and HSBC Global Asset Management. An executive Director with effect from 1 May 2008. Joined HSBC in 1980. A Director of HSBC Bank plc, HSBC Private Banking Holdings (Suisse) SA, HSBC USA Inc. and The Hongkong and Shanghai Banking Corporation Limited. A member of the Supervisory Board of HSBC Trinkaus & Burkhardt AG. Head of Treasury and Capital Markets in Asia-Pacific from 1996 to 2002. Head of Global Markets from 2002 to 2003 and Co-Head of Global Banking and Markets from 2003 to May 2006. Appointed a Group General Manager in 2000 and a Group Managing Director in 2004.

†	J W J Hughes-Hallett

Age 58. Chairman of John Swire & Sons Limited. A non-executive Director since 2005. A member of the Group Audit Committee and of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1999 to 2004. A non-executive Director and formerly Chairman of Cathay Pacific Airways Limited and Swire Pacific Limited. A director of China Festival 2008. A trustee of the Dulwich Picture Gallery and the Esmée Fairbairn Foundation. A member of the Hong Kong Association and of the Governing Body of the School of Oriental and African Studies, University of London.

†	W S H Laidlaw

Age 51. Chief Executive Officer of Centrica plc. A non-executive Director since 1 January 2008. A Trustee of RAFT, a medical charity for burns and reconstructive surgery. A member of the Business Council for International Understanding. President and Chief Operating Officer of Amerada Hess Corporation from 1995 to 2001. Chief Executive Officer of Enterprise Oil plc from 2001 to 2002. Executive Vice President of Chevron Corporation from 2003 to 2006, and a non-executive Director of Hanson PLC from 2003 to 24 August 2007.

†	Sir Mark Moody-Stuart , KCMG

Age 67. Chairman of Anglo American plc. A non- executive Director since 2001. Chairman of the Remuneration Committee and a member of the Corporate Sustainability Committee. A non- executive Director of Accenture Limited, Saudi Aramco, a Governor of Nuffield Hospitals and President of the Liverpool School of Tropical Medicine. Chairman of the Global Business Coalition on HIV/AIDS and the Global Compact Foundation. A former Director and Chairman of The ‘Shell’ Transport and Trading Company, plc and former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies.

†	G Morgan

Age 62. A non-executive Director since October 2006. A member of the Remuneration Committee. Non-executive chairman of SNC-Lavalin Group Inc. A member of the Board of Trustees of The Fraser Institute and the Energy Advisory Board of Accenture Limited. A non-executive Director of HSBC Bank Canada from 1996 until April 2006. Former Founding President, Chief Executive Officer and Vice Chairman of EnCana Corporation. A former Director of Alcan Inc.

†	N R N Murthy, CBE (Appointed 1 May 2008)

Age 61. A non-executive Director with effect from 1 May 2008. Chairman and Chief Mentor and former Chief Executive Officer of Infosys Technologies Limited. An independent non-executive Director of Unilever plc and New Delhi Television Limited and a Director of the United Nations Foundation. An independent non-executive Director of DBS Bank Limited until 2 April 2008.

†	S W Newton

Age 66. Chairman of The Real Return Group Limited. A non-executive Director since 2002. A member of the Group Audit Committee. A member of the Investment Committee of The Wellcome Trust, and the Investment Board of Cambridge University. A Council Member of Imperial College,

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Biographies > Senior Management

London, and Chairman of the committee advising the Council on the College Fund. An advisor to the Investment Committee of the Royal Marsden NHS Foundation Trust.

†	S M Robertson, senior independent non-executive Director

Age 66. Non-executive Chairman of Rolls-Royce Group plc and the founder member of Simon Robertson Associates LLP. A non-executive Director since January 2006 and senior independent non-executive Director since 25 May 2007. A member of the Nomination Committee. A non- executive Director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited and The Royal Opera House Covent Garden Limited. Chairman of Trustees of Ernest Kleinwort Charitable Trust. A trustee of the Eden Project and of the Royal Opera House Endowment Fund. A former Managing Director of Goldman Sachs International. Former Chairman of Dresdner Kleinwort Benson and a former non-executive Director of Inchcape plc, Invensys plc and the London Stock Exchange.

†	Sir Brian Williamson, CBE

Age 63. Chairman of Electra Private Equity plc. A non-executive Director since 2002. Chairman of the Nomination Committee. A non-executive Director of Resolution plc. A member of the Supervisory Board of Euronext NV. A Director of Climate Exchange plc. A senior adviser to Fleming Family and Partners. Former Chairman of London International Financial Futures and Options Exchange, Gerrard Group plc and Resolution Life Group Limited. A former non-executive Director of the Financial Services Authority and of the Court of The Bank of Ireland.

* Non-executive Director † Independent non-executive Director

Secretary

R G Barber

Age 57. Group Company Secretary. Appointed a Group General Manager in October 2006. Joined HSBC in 1980. Company Secretary of HSBC Holdings plc since 1990. Chairman of the Disclosure Committee. A member of the Listing Authority Advisory Committee of the Financial Services Authority and of the Primary Markets Group of the London Stock Exchange. Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited from 1986 to 1992 and Company Secretary of HSBC Bank plc from 1994 to 1996.
Adviser to the Board

D J Shaw

Age 61. An Adviser to the Board since 1998. Solicitor. A partner in Norton Rose from 1973 to 1998. A Director of The Bank of Bermuda Limited, HSBC Private Banking Holdings (Suisse) SA. A non-executive Director of Kowloon Development Company Limited and Shui On Land Limited.

Group Managing Directors

A Almeida

Age 51. Group Head of Human Resources. A Group Managing Director since 25 February 2008. Joined HSBC in 1992. Appointed a Group General Manager on 18 June 2007. Global Head of Human Resources for Global Banking and Markets, Group Private Banking, Global Transaction Banking and HSBC Amanah, from 1996 to June 2007.

C C R Bannister

Age 49. Group Managing Director, Insurance. A Group Managing Director since August 2006. Joined HSBC in 1994. Appointed a Group General Manager in 2001. Chairman of HSBC Insurance Holdings Limited since November 2006. Deputy Chief Executive Officer, HSBC Securities (USA) Inc. from 1996 to 1997 and Chief Executive Officer, Group Private Banking from 1998 to November 2006.

A A Flockhart , CBE

Appointed an executive Director with effect from 1 May 2008. See page 290.

S T Gulliver

Appointed an executive Director with effect from 1 May 2008. See page 291.

D H Hodgkinson

Age 57. Group Chief Operating Officer. A Group Managing Director since May 2006 and Director of The Bank of Bermuda Limited since May 2006. Chairman of HSBC Bank Middle East Limited since July 2006. Joined HSBC in 1969. Appointed a Group General Manager in 2003. Managing Director of The Saudi British Bank from 1999 to 2003. Deputy Chairman and Chief Executive Officer of HSBC Bank Middle East Limited from 2003 to May 2006.

Back to Contents

A Hungate

Age 41. Global Head of Personal Financial Services and Marketing. Joined HSBC as a Group Managing Director on 3 September 2007. Formerly Managing Director, Asia Pacific at Reuters. Worldwide Chief Marketing Officer of Reuters between 2002 and 2005.

D D J John

Age 57. Chief Executive, HSBC Bank plc. A Group Managing Director since March 2006. Joined HSBC Bank plc in 1971. Appointed a Group General Manager in 2000. Deputy Chairman and Chief Executive Officer, HSBC Bank Malaysia Berhad from 1999 to 2002. Chief Operating Officer of HSBC Bank plc from 2003 to 2005 and Deputy Chief Executive from 2005 to March 2006.

B P McDonagh

Age 49. Chief Executive Officer, HSBC North America Holdings Inc. A Group Managing Director since 21 February 2008. Joined HSBC in 1979. Appointed a Group General Manager in 2005. Chief Executive Officer, HSBC Finance Corporation and Chief Operating Officer, HSBC North America Holdings Inc. from 2007 to 21 February 2008. Chief Operating Officer, HSBC Bank USA from 2004 to 2006.

Y A Nasr

Age 53. Deputy Chairman and Chief Executive of HSBC Bank Middle East Limited since 22 May 2007. A Group Managing Director since 2004. Joined HSBC in 1976. Deputy Chairman of HSBC Bank Egypt S.A.E. since 31 May 2007. A Director of HSBC Private Banking Holdings (Suisse) SA since September 2006. Appointed a Group General Manager in 1998. President and Chief Executive Officer of HSBC Bank Canada from 1997 to 1999. President and Chief Executive Officer of HSBC USA Inc. and HSBC Bank USA from 1999 to 2003. President, HSBC Bank Brasil S.A.-Banco Múltiplo from 2003 to October 2006.

B Robertson

Age 53. Group Chief Risk Officer. A Group Managing Director since 25 February 2008. Joined HSBC in 1975. A Group General Manager since 2003. Head of Global Banking and Markets for North America from 2003 to 2005. Group General Manager, Group Credit and Risk from 2005 to September 2007.

Group General Managers

E Alonso

Age 52. Co-Head of Latin America and President and Chief Executive Officer, HSBC Bank Brasil S.A.-Banco Múltiplo and South America. Joined HSBC in 1997. Appointed a Group General Manager in October 2006.

P Y Antika

Age 47. Chief Executive Officer, HSBC Turkey. Joined HSBC in 1990. Appointed a Group General Manager in 2005.

R E T Bennett

Age 56. Group General Manager, Legal and Compliance. Joined HSBC in 1979. Appointed a Group General Manager in 1998.

N S K Booker

Age 49. Chief Operating Officer, HSBC Finance Corporation and Chief Operating Officer, HSBC North America. Joined HSBC in 1981. Appointed a Group General Manager in 2004.

P W Boyles

Age 52. Chief Executive Officer, HSBC France. Joined HSBC in 1975. Appointed a Group General Manager in January 2006.

D C Budd

Age 54. Director, International, HSBC Bank plc. Joined HSBC in 1972. Appointed a Group General Manager in 2005.

Z J Cama

Age 60. Group General Manager, International HSBC Holdings plc. Joined HSBC in 1968. Appointed a Group General Manager in 2001.

T M Detelich

Age 51. President, Consumer and Mortgage Lending, HSBC Finance Corporation. Joined HSBC Finance Corporation in 1976. Appointed a Group General Manager in October 2006.

I M Dorner

Age 53. Deputy Chairman and Chief Executive Officer, HSBC Bank Malaysia Berhad. Joined HSBC in 1986. Appointed a Group General Manager in June 2007.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Biographies > Senior Management / Board of Directors

J D Garner

Age 38. Group General Manager, Personal Financial Services and Direct Businesses, HSBC Bank plc. Joined HSBC in 2004. Appointed a Group General Manager in October 2006.

J L Gordon

Age 55. President and Chief Executive Officer, HSBC Bank Canada. Joined HSBC in 1987. Appointed a Group General Manager in 2005.

K M Harvey

Age 47. Group General Manager and Group Chief Information Officer. Joined HSBC Finance Corporation in 1989. Appointed a Group General Manager in 2004.

A M Keir

Age 49. Global Co-Head Commercial Banking. Joined HSBC in 1981. Appointed a Group General Manager in October 2006.

N L Kidwai

Age 50. Chief Executive Officer, HSBC India. Joined HSBC in 2002. Appointed a Group General Manager in October 2006.

M J W King

Age 51. Group General Manager, Internal Audit. Joined HSBC in 1986. Appointed a Group General Manager in 2002.

P J Lawrence

Age 46. Head of Global Banking and Markets, USA. President and Chief Executive Officer, HSBC Bank USA, N.A. and HSBC USA Inc. Joined HSBC in 1982. Appointed a Group General Manager in 2005.

M Leung

Age 55. Global Co-Head Commercial Banking. Joined HSBC in 1978. Appointed a Group General Manager in 2005.

A M Mahoney

Age 45. Group General Manager and Head of PFS Distribution. Joined HSBC in 1983. Appointed a Group General Manager in November 2006.

C M Meares

Age 50. Chief Executive Officer, Group Private Banking. Joined HSBC in 1980. Appointed a Group General Manager in November 2006.

W G Menezes

Age 62. Group Executive, Card Services, HSBC Finance Corporation. Joined HSBC in 1996. Appointed a Group General Manager in October 2006.

K Newman

Age 50. Senior Executive Vice President, Personal Financial Services, HSBC Bank USA, N.A. Joined HSBC in 1989. Appointed a Group General Manager in October 2006.

R C F Or

Age 58. Vice-Chairman and Chief Executive, Hang Seng Bank Limited and Director, The Hongkong and Shanghai Banking Corporation Limited. Joined HSBC in 1972. Appointed a Group General Manager in 2000.

K Patel

Age 59. Group General Manager, Chief Executive Officer, Africa. Joined HSBC in 1984. Appointed a Group General Manager in 2000.

R C Picot

Age 50. Group Chief Accounting Officer. Joined HSBC in 1993. Appointed a Group General Manager in 2003.

C D Spooner

Age 57. Head of Group Financial Planning & Tax. Joined HSBC in 1994. Appointed a Group General Manager in June 2007.

P A Thurston

Age 54. Co-Head of Latin America and President of HSBC Mexico and Central America. Joined HSBC in 1975. Appointed a Group General Manager in 2003.

P T S Wong

Age 56. Executive Director, Hong Kong and Mainland China, The Hongkong and Shanghai Banking Corporation Limited. Joined HSBC in 2005. Appointed a Group General Manager in 2005.

Back to Contents

Board of Directors

The Board

The objective of the management structures within HSBC, headed by the Board of Directors of HSBC Holdings and led by the Group Chairman, is to deliver sustainable value to shareholders. Implementation of the strategy set by the Board is delegated to the Group Management Board under the leadership of the Group Chief Executive.

     HSBC Holdings has a unitary Board of Directors. The authority of each Director is exercised in Board Meetings where the Board acts collectively as a unit. At 3 March 2008, the Board comprises the Group Chairman, Group Chief Executive, two other executive Directors and 14 non-executive Directors. The names and brief biographical particulars of the Directors are listed on pages 289 to 292. The Group Chairman, Group Chief Executive and two other executive Directors are employees who carry out executive functions in HSBC in addition to their duties as Directors. Non-executive Directors are not HSBC employees and do not participate in the daily business management of HSBC. Non-executive Directors bring an external perspective, constructively challenge and help develop proposals on strategy, scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance. The non-executive Directors have a wealth of experience across a number of industries and business sectors, including the leadership of large, complex multinational enterprises. The roles of non-executive Directors as members of Board committees are set out on pages 300 to 304. It is estimated that non-executive Directors spend 24 days per annum on HSBC business after an induction phase, with Committee members devoting significant additional time.

The Board is responsible for managing the business of HSBC Holdings and, in doing so, may exercise all of the powers of HSBC Holdings, subject to any relevant laws and regulations and to the Memorandum and Articles of Association. In particular, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property or assets (present and future) of HSBC Holdings and may also exercise any of the powers conferred on it by the Companies Act 1985 and Companies Act 2006 (as appropriate) and/or by shareholders. The Board is able to delegate and confer on certain Directors holding executive office any of its powers, authorities and discretions (including the power to sub-delegate) for such time and on such terms as it thinks fit. In addition, the Board may establish any local or divisional boards or agencies for managing the business of HSBC Holdings in any specified locality and delegate and confer on any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (including the power to sub-delegate) for such time and on such terms as it thinks fit. The Board may also, by power of attorney or otherwise, appoint any person or persons to be the agent of HSBC Holdings and may delegate to any such person or persons any of its powers, authorities and discretions (including the power to sub-delegate) for such time and on such terms as it thinks fit.

The Board sets the strategy for HSBC through the five-year strategic plan and approves the operating plans presented by management for the achievement of the strategic objectives. The operating plans ensure the efficient disposition of HSBC’s resources for the achievement of these objectives. The Board delegates the management and day-to-day running of HSBC to the Group Management Board but retains to itself approval of certain matters including operating plans and performance targets, procedures for monitoring and control of operations, the authority or the delegation of authority to approve credit, market risk limits, acquisitions, disposals, investments, capital expenditure or realisation or creation of a new venture, specified senior appointments, and any substantial change in balance sheet management policy.

The Directors who served during the year were, Lord Butler, R K F Ch’ien, J D Coombe, Baroness Dunn, R A Fairhead, D J Flint, W K L Fung, M F Geoghegan, S K Green, S Hintze, J W J Hughes-Hallett, Sir Brian Moffat, Sir Mark Moody-Stuart, G Morgan, S W Newton, S M Robertson, H Sohmen and Sir Brian Williamson. J F Gil Díaz was appointed a Director on 2 January 2007 and resigned on 5 March 2007.

The Board of Directors meets regularly and Directors receive information between meetings about the activities of committees and developments in HSBC’s business.

Eight Board meetings were held during 2007. The table that follows gives details of Directors’ attendance at meetings of the Board, Group Audit Committee, Nomination Committee and Remuneration Committee during 2007.

During 2007, the non-executive Directors and the Group Chairman met twice without the presence of the Group Chief Executive and Group Finance Director. In addition, the non-executive Directors

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Board of Directors / The Board

met four times without the Group Chairman including a meeting to appraise the Group Chairman’s performance.

In addition to the meetings of the principal Committees referred to in the following pages,

sixteen other meetings of Committees of the Board were held during the year to discharge business delegated by the Board.

All Directors attended the 2007 Annual General Meeting.

				Group Audit			Nomination		Remuneration
	Board Meetings			Committee Meetings			Committee Meetings		Committee Meetings

	Attended	Possible	[1]	Attended	Possible		Attended	Possible	Attended	Possible

Lord Butler	7	8		–	–		–	–	–	–
Baroness Dunn	8	8		–	–		2	2	–	–
R K F Ch’ien	5	5	[2]	2	3	[2]	–	–	–	–
J D Coombe	8	8		7	7		–	–	8	8
R A Fairhead	6	8		7	7		–	–	–	–
D J Flint	8	8		–	–		–	–	–	–
W K L Fung	6	8		–	–		–	–	4	4	[3]
M F Geoghegan	8	8		–	–		–	–	–	–
J F Gil Díaz[4]	–	3		–	–		–	–	–	–
S K Green	8	8		–	–		–	–	–	–
S Hintze	5	5	[2]	–	–		–	–	3	4	[2]
J W J Hughes-Hallett	7	8		6	7		2	2	–	–
Sir Brian Moffat	7	8		3	3	[3]	2	2	–	–
Sir Mark Moody-Stuart	8	8		–	–		–	–	8	8
G Morgan	6	8		–	–		–	–	4	4	[5]
S W Newton	8	8		4	4	[5]	–	–	–	–
S M Robertson	7	8		–	–		1	2	–	–
H Sohmen	4	5	[2]	–	–		–	–	–	–
Sir Brian Williamson	8	8		–	–		2	2	–	–

1	Includes a meeting called at short notice in February 2007 to discuss a trading update about the mortgage services operation in HSBC Finance Corporation.
2	Retired as a Director on 25 May 2007.
3	Ceased to be a member on 25 May 2007.
4	Retired as a Director on 5 March 2007.
5	Appointed a member on 25 May 2007.

Group Chairman and Group Chief Executive

The roles of Group Chairman and Group Chief Executive are separated and held by experienced full-time Directors.

There is a clear division of responsibilities at the head of the Company between the running of the Board and the executive responsibility for running HSBC’s business. The Group Chairman’s responsibilities include the long-term strategic development of HSBC, the development of relationships with governments and other significant external parties and performance appraisal of the Group Chief Executive. The Group Chairman also monitors the performance of the Group Finance Director and, subject to the Group Chief Executive’s recommendation, approves risk, capital allocation and capital investment decisions within authorities delegated by the Board. The Group Chief Executive has responsibility for developing business plans and delivering performance against these.

S K Green became Group Chairman at the conclusion of the Annual General Meeting on 26 May 2006 and M F Geoghegan succeeded

S K Green as Group Chief Executive. The appointments were made after consulting with representatives of major institutional investors and explaining the succession planning and independent external search process undertaken. S K Green and M F Geoghegan stood for re-election at the 2006 Annual General Meeting and were both re-elected ahead of taking up their new roles from the conclusion of that Meeting.

Board balance and independence of Directors

The balance of the Board includes a strong presence of both executive and non-executive Directors such that no individual or small group can dominate the Board’s decision making. Following the 2008 Annual General Meeting, the Board will comprise 19 Directors, 12 of whom are independent non-executive Directors. The size of the Board is appropriate given the complexity and geographical spread of HSBC’s business and the significant time demands placed on the non-executive Directors, particularly those who serve as members of Board committees.

Back to Contents

     The Board has appointed S M Robertson as the senior independent non-executive Director. The principal role of the senior independent non-executive Director is to support the Group Chairman in his role, to lead the non-executive Directors in the oversight of the Group Chairman and to ensure there is a clear division of responsibility between the Group Chairman and Group Chief Executive. The senior independent non-executive Director is also available to shareholders for concerns which the normal channels have failed to resolve or are inappropriate.

The Board considers all of the non-executive Directors to be independent in character and judgement. Baroness Dunn, Sir Brian Moffat, Lord Butler and W K L Fung have served on the Board for more than nine years, however, and in that respect only, do not meet the usual criteria for independence set out in the UK Combined Code on corporate governance. The Board has therefore determined S A Catz, J D Coombe, J L Durán, R A Fairhead, J W J Hughes-Hallett, W S H Laidlaw, Sir Mark Moody-Stuart, G Morgan, N R N Murthy, S W Newton, S M Robertson, and Sir Brian Williamson to be independent. In reaching its determination of each non-executive Director’s independence the Board has concluded that there are no relationships or circumstances which are likely to affect a Director’s judgement and any relationships or circumstances which could appear to do so were considered not to be material.

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

The Directors have free and open contact with management at all levels. Group Managing Directors and Group General Managers meet informally with Directors after Board meetings. Board offsite visits are made each year to enable Directors to see at first hand the operations of subsidiary companies in local environments and to meet management, employees and customers. In 2007 the Board visited New York and Curitiba.

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

Performance evaluation

In November 2007, ICSA Corporate Services Limited was commissioned to undertake an evaluation of the effectiveness of the Board. This was to investigate the performance of the Board as a whole and, in that context, the main Board committees and individual Directors. The evaluation examined whether eight key areas met the Board’s needs and expectations: Board responsibilities; oversight; Board meetings; information received; support for the Board; Board composition; working together; and outcome and achievements. The report on the evaluation has been reviewed by the Board and has been used by the non-executive Directors, led by the senior independent non-executive Director, in their evaluation of the performance of

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Board of Directors > The Board / Corporate governance codes

the Group Chairman. The review concluded that the Board and its committees were functioning effectively. It is the intention of the Board of HSBC Holdings to continue to review its performance and that of its Directors annually.

Appointment, retirement and re-election of Directors

The Board may at any time appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed twenty-five. Any Director so appointed by the Board shall retire at the Annual General Meeting following their appointment and shall be eligible for re-election but is not taken into account in determining the number of Directors who are to retire by rotation at such meeting. The Board may appoint any Director to hold any employment or executive office and may revoke or terminate any such appointment. Shareholders may, by ordinary resolution, appoint a person as a Director or remove any Director before the expiration of his period of office. At each Annual General Meeting, one third of the Directors who are subject to retirement by rotation are required to retire and may offer themselves for re-election by shareholders. In addition to those required to retire by rotation, any Director who was not elected or reelected at either of the preceding two Annual General Meetings and any non-executive Director who has served in office for a continuous period of nine years or more at the date of the Annual General Meeting is required to retire and may offer him or herself for re-election by shareholders.

R K F Ch’ien, S Hintze and H Sohmen retired as Directors at the conclusion of the Annual General Meeting held on 25 May 2007. J L Durán and W S H Laidlaw were appointed non-executive Directors on 1 January 2008. V H C Cheng was appointed an executive Director on 1 February 2008. A A Flockhart and S T Gulliver have been appointed executive Directors, and S A Catz and N R N Murthy have been appointed non-executive Directors with effect from 1 May 2008.

S A Catz, V H C Cheng, J L Durán, A A Flockhart, S T Gulliver, W S H Laidlaw and N R N Murthy, having been appointed since the Annual General Meeting in 2007, will retire at the forthcoming Annual General Meeting and offer themselves for re-election.

Lord Butler, J D Coombe, Baroness Dunn, D J Flint, W K L Fung, J W J Hughes-Hallett, Sir Brian Moffat and S W Newton will retire by rotation at the forthcoming Annual General Meeting. With the exception of Lord Butler, Baroness Dunn and Sir Brian Moffat, who are to retire, they offer themselves for re-election.

None of the non-executive Directors seeking re-election at the forthcoming Annual General Meeting has a service contract. Of the executive Directors who are seeking re-election, D J Flint is employed on a rolling contract dated 29 September 1995 which requires 12 months’ notice to be given by the Company and nine months’ notice to be given by Mr Flint. V H C Cheng and A A Flockhart are employed on rolling contracts dated 1 October 1978 and 6 July 1974 respectively, which require three months’ notice to be given by either party. S T Gulliver is employed on a rolling contract dated 8 December 2005 which requires twelve months’ notice to be given by either party.

Following the performance evaluation of the Board, the Group Chairman has confirmed that the non-executive Directors standing for re-election at the Annual General Meeting continue to perform effectively and to demonstrate commitment to their roles.

Brief biographical particulars of all Directors including those seeking re-election at the Annual General Meeting, are given on pages 289 to 292.

Relations with shareholders

The Board ensures all Directors, including non-executive Directors, develop an understanding of the views of major shareholders through attendance at analyst presentations and other meetings with institutional investors and their representative bodies. The Board also met with representatives of institutional shareholders in 2007 to discuss corporate governance matters.

The Group Chairman, Group Chief Executive, Group Finance Director and other senior executives hold regular meetings with institutional investors and report to the Board on those meetings.

As described in the Directors’ Remuneration Report, a consultation with institutional shareholders on the framework of Directors’ remuneration and proposed changes to The HSBC Share Plan began in January 2008.

S M Robertson, senior independent non-executive Director since the conclusion of the 2007 Annual General Meeting, and other non-executive Directors met and corresponded with institutional investors and their representatives to discuss strategy, remuneration policy and governance. The senior independent non-executive Director is also available to shareholders should they have concerns

Back to Contents

which contact through the normal channels of Group Chairman, Group Chief Executive, Group Finance Director or other executives has failed to resolve or for which such contact would be inappropriate. Invitations to meet S M Robertson prior to his appointment as senior independent non-executive Director were extended to the Group’s largest shareholders. The senior independent non-executive Director may be contacted through the Group Company Secretary at 8 Canada Square, London E14 5HQ.

Indemnification of Directors, relevant audit information and contracts of significance

The Articles of Association of HSBC Holdings provide that Directors are entitled to be indemnified out of the assets of the Company against claims from third parties in respect of certain liabilities arising in connection with the performance of their functions, in accordance with the provisions of the UK Companies Act 1985. Such indemnity provisions have been in place during the financial year but have not been utilised by the Directors.

     Each person who is a Director at the date of approval of this report confirms that so far as the Director is aware, there is no relevant audit information of which the Company’s auditor is unaware; and the Director has taken all the steps that he or she ought to have taken as a Director in order to make himself or herself aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. This confirmation is given pursuant to section 234ZA of the UK Companies Act 1985 and should be interpreted in accordance therewith and subject to the provisions thereof.

     None of the Directors had, during the year or at the end of the year, a material interest, directly or indirectly, in any contract of significance with HSBC Holdings or any of its subsidiary undertakings.

Corporate governance codes

HSBC is committed to high standards of corporate governance. HSBC Holdings has complied throughout the year with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council and the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

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

Differences in HSBC Holdings/New York Stock Exchange corporate governance practices

Under the NYSE’s corporate governance rules for listed companies, as a NYSE-listed foreign private issuer, HSBC Holdings must disclose any significant ways in which its corporate governance practices differ from those followed by US companies subject to NYSE listing standards. HSBC Holdings believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies.

     US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company incorporated in the UK to include in its Annual Report and Accounts a narrative statement of how it has applied the principles of the Combined Code and a statement as to whether or not it has complied with the code provisions of the Combined Code throughout the accounting period covered by the Annual Report and Accounts. A company that has not complied with the Code provisions, or complied with only some of the Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. As stated above, HSBC Holdings complied throughout 2007 with the applicable code provisions of the Combined Code. The Combined Code does not require HSBC Holdings to disclose the full range of corporate governance guidelines with which it complies.

     Under NYSE standards, companies are required to have a nominating/corporate governance

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Board of Directors > Corporate governance codes / Board committees committee, composed entirely of independent directors. In addition to identifying individuals qualified to become Board members, this committee must develop and recommend to the Board a set of corporate governance principles. HSBC’s Nomination Committee, which follows the requirements of the Combined Code, includes a majority of members who are independent. All members of the Committee are non-executive Directors and three of the five members, including the Committee chairman, are independent non-executive Directors. The Committee’s terms of reference do not require the Committee to develop and recommend corporate governance principles for HSBC Holdings. As stated above, HSBC Holdings is subject to the corporate governance principles of the Combined Code.

     Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During 2007, HSBC Holdings’ non-executive Directors met twice as a group with the Group Chairman, but without the Group Chief Executive or Group Finance Director present, and met four times as a group without the Group Chairman, Group Chief Executive or Group Finance Director present. HSBC Holdings’ practice, in this regard, complies with the Combined Code.

     In accordance with the requirements of the Combined Code, HSBC Holdings discloses in its annual report how the Board, its committees and the Directors are evaluated (on page 297) and it provides extensive information regarding Directors’ compensation in the Directors’ Remuneration Report (on pages 322 to 332). The terms of reference of HSBC Holdings’ Audit, Nomination and Remuneration Committees are available at www.hsbc.com/boardcommittees.

     NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. In addition to the Group Business Principles and Values, which apply to the employees of all HSBC companies, pursuant to the requirements of the Sarbanes-Oxley Act the Board of HSBC Holdings has adopted a Code of Ethics applicable to the Group Chairman and the Group Chief Executive, as the principal executive officers, and to the Group Finance Director and Group Chief Accounting Officer. HSBC Holdings’ Code of Ethics is available on www.hsbc.com/codeofethics or from the Group Company Secretary at 8 Canada Square, London E14 5HQ. If the Board amends or waives the provisions of the Code of Ethics, details of the amendment or waiver will appear at the same website address. During 2007, HSBC Holdings made no amendments to its Code of Ethics and granted no waivers from its provisions. The Group Business Principles and Values are available on www.hsbc.com/businessprinciplesandvalues.

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

     Lastly, a chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, HSBC Holdings’ Group Chief Executive is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both US companies and foreign private issuers, the Group Chief Executive is required promptly to notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to HSBC Holdings.

     HSBC Holdings is required to submit annual and interim written affirmations of compliance with applicable NYSE corporate governance standards, similar to the affirmations required of NYSE-listed US companies.

Board committees

The Board has appointed a number of committees consisting of certain Directors, Group Managing Directors and, in the case of the Corporate

Back to Contents

Sustainability Committee, certain co-opted non-director members. The following are the principal committees:

Group Management Board

The Group Management Board meets regularly and operates as a general management committee under the direct authority of the Board. The objective of the Group Management Board is to maintain a reporting and control structure whereby all of the line operations of HSBC are accountable to individual members of the Group Management Board who report to the Group Chief Executive who in turn reports to the Group Chairman. The Board has set objectives and measures for the Group Management Board. These will align senior executives’ objectives and measures with the strategy and operating plans throughout HSBC. The members of the Group Management Board are M F Geoghegan (Chairman), V H C Cheng and D J Flint, who are executive Directors, and A Almeida, C C R Bannister, A A Flockhart, S T Gulliver, D H Hodgkinson, A Hungate, D D J John, B P McDonagh, Y A Nasr and B Robertson, all of whom are Group Managing Directors.

     The Group Management Board exercises the powers, authorities and discretions of the Board in so far as they concern the management and day-to-day running of HSBC Holdings in accordance with such policies and directions as the Board may from time to time determine. Matters reserved for approval by the Board are described on page 295.

     Following each meeting the Group Chief Executive reports to the Board on the Group Management Board’s activities.

Group Audit Committee

The Group Audit Committee meets regularly with HSBC’s senior financial, internal audit, credit, legal and compliance management and the external auditor to consider HSBC Holdings’ financial reporting, the nature and scope of audit reviews and the effectiveness of the systems of internal control, compliance and risk management. The members of the Group Audit Committee throughout 2007 were, R A Fairhead (appointed Chairman on 25 May 2007), J D Coombe and J W J Hughes-Hallett. S W Newton was appointed a member of the Committee on 25 May 2007. Sir Brian Moffat ceased to be Chairman and a member of the Committee on 25 May 2007. R K F Ch’ien retired as a Director of HSBC Holdings and ceased to be a member of the Committee on 25 May 2007. All members of the Committee are independent non-executive Directors.

     The Board has determined that R A Fairhead, J D Coombe, J W J Hughes-Hallett and S W Newton are independent according to SEC criteria, and that R A Fairhead, J D Coombe, and J W J Hughes-Hallett may be regarded as audit committee financial experts for the purposes of section 407 of the Sarbanes-Oxley Act and as having recent and relevant financial experience.

     Appointments to the Committee are made for periods of up to three years, extendable by no more than two additional three-year periods, so long as members continue to be independent.

     Formal and tailored induction programmes are held for newly-appointed Committee members and appropriate training is provided on an ongoing and timely basis.

     There were seven meetings of the Group Audit Committee during 2007. The table on page 296 gives details of Directors’ attendance at these meetings. Following each meeting the Committee reports to the Board on its activities.

     At each meeting, the Committee has the opportunity to meet with the external auditor, without management present, to facilitate the discussion of any matter relating to its remit and any issue arising from the audit. Similar arrangements have been adopted for the Committee to meet with the internal auditor.

     The terms of reference of the Committee, which are reviewed annually, are available at www.hsbc.com/boardcommittees. To ensure consistency of scope and approach by subsidiary company audit committees, the Group Audit Committee has established core terms of reference to guide subsidiary company Boards when adopting terms of reference for their audit committees. Subsidiary company audit committees are required to provide bi-annual certificates to the Committee relating to the financial statements and internal control procedures of those subsidiaries.

     The Group Audit Committee is accountable to the Board and assists it in meeting its responsibilities for maintaining an effective system of internal control and compliance and for meeting its external financial reporting obligations. The Committee undertakes an annual review of the effectiveness of HSBC’s system of internal control, which is described on page 304, and reviews the Company’s financial statements before they are considered by the Board.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Board of Directors > Board committees

     Regular reports are received on the risks involved in HSBC’s business and how they are controlled and monitored by management which enable the Committee to review the effectiveness of HSBC’s risk management framework. Each year the Committee agrees a schedule of presentations to be made to it by management during the ensuing year on the operation of the risk control framework within the Group. The presentations specifically address risk indicators and performance measures such as indicators of credit, liquidity and interest rate risk. During 2007 the Committee also received frequent reports on the US mortgage services business, credit performance in the US and the impact of the tightening of liquidity in the money markets. Comprehensive reports are received at each meeting from the Group Chief Risk Officer, the Head of Group Compliance, the Group General Manager, Legal and Compliance and the Group General Manager Internal Audit. Periodic presentations are made by other functional heads and line management.

     The reports from the Group General Manager Internal Audit include information on frauds and special investigations and weakness in internal controls identified through internal audit reports or reviews of regulatory reports and external auditors’ reports. The Committee monitors and reviews the effectiveness of the internal audit function and receives summaries of periodic peer reviews of HSBC’s principal internal audit functions. HSBC has adopted the Principles of the International Institute of Internal Auditors, which include a periodic external quality assurance review of the internal audit function. The first such review was undertaken by Independent Audit Limited during 2007.

     The Committee receives regular updates on changes in law, regulations and accounting standards and practices and the preparations being made to respond to those requirements. During 2007, the Committee received regular updates on the review of internal financial reporting controls required by section 404 of the Sarbanes-Oxley Act and the implementation of the Basel II capital adequacy requirements. The Committee also considered a report on HSBC’s compliance with the recommendations of the Institute of International Finance’s Special Committee on Liquidity Risk.

     The Committee has approved procedures for the receipt, retention and handling of complaints regarding accounting, internal accounting controls and auditing matters. The Committee receives regular reports regarding the nature, investigation and resolution of material complaints and concerns from the Head of Group Compliance.

     The Committee is directly responsible on behalf of the Board for the selection, oversight and remuneration of the external auditor. The Committee reviews and monitors the external auditor’s independence and objectivity and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements.

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

     On the recommendation of the Committee the Board has approved a policy for the employment by HSBC of former employees of the external auditor or its affiliates. The Committee monitors this policy through the receipt of an annual report of those former employees of the external auditor employed by HSBC and the number of former employees of the external auditor currently employed in senior positions in HSBC. The reports enable the Committee to consider whether there has been any impairment, or appearance of impairment, of the auditor’s judgement or independence in respect of the audit.

     The Group Audit Committee has established policies for the pre-approval of specific services that may be provided by the principal auditor, KPMG Audit Plc and its affiliates (‘KPMG’). These policies are kept under review and amended as necessary to meet the dual objectives of ensuring that HSBC benefits in a cost effective manner from the cumulative knowledge and experience of its auditor, while also ensuring that the auditor maintains the necessary degree of independence and objectivity. These pre-approval policies apply to all services where HSBC Holdings or any of its subsidiaries pays for the service, or is a beneficiary or addressee of the service and has selected or influenced the choice of KPMG. All services entered into with KPMG during 2007 were pre-approved by the Committee or were entered into under pre-approval policies established by the Committee. A quarterly update on non-audit

Back to Contents

services provided by KPMG is presented to the Committee.

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

     An analysis of the remuneration paid in respect of audit and non-audit services provided by KPMG for each of the last three years is disclosed in Note 9 on the Financial Statements.

     The Committee has recommended to the Board that KPMG Audit Plc be reappointed auditor at the forthcoming Annual General Meeting.

Remuneration Committee

The role of the Remuneration Committee and its membership are set out in the Directors’ Remuneration Report on page 322.

Nomination Committee

The Nomination Committee is responsible for leading the process for Board appointments and for identifying and nominating, for approval by the Board, candidates for appointment to the Board. Before recommending an appointment to the Board, the Committee evaluates the balance of skills, knowledge and experience on the Board and, in the light of this, identifies the role and capabilities required for a particular appointment. Candidates are considered on merit against these criteria. Care is taken to ensure that appointees have enough time to devote to HSBC. Prospective Directors are asked to identify any significant other commitments and confirm they have sufficient time to discharge what is expected of them. In accordance with the Articles of Association all Directors are subject to election by shareholders at the Annual General Meeting following their appointment by the Board and to re-election at least every three years. The members of the Nomination Committee throughout 2007 were Sir Brian Williamson (appointed Chairman on 25 May 2007), Baroness Dunn and Sir Brian Moffat. J W J Hughes-Hallett and S M Robertson were appointed members of the Committee on 25 May 2007. Lord Butler ceased to be a member on 25 May 2007.

     There were two Nomination Committee meetings during 2007. The table on page 296 gives details of Directors’ attendance at these meetings.

     Following each meeting the Committee reports to the Board on its activities.

     The terms of reference of the Committee are available at www.hsbc.com/boardcommittees.

     The appointments of J F Gil Díaz, J L Durán and W S H Laidlaw as non-executive Directors and V H C Cheng as an executive Director were made on the advice and recommendation of the Nomination Committee. J F Gil Díaz, former Secretary of Finance and Public Credit in Mexico, was identified by the Nomination Committee and so neither an external consultancy nor open advertising was used in connection with his appointment. An external consultancy was used in connection with the appointments of J L Durán and W S H Laidlaw.

     The terms and conditions of appointment of non-executive Directors are available for inspection at 8 Canada Square, London E14 5HQ and will be made available for 15 minutes before the Annual General Meeting and during the Meeting itself.

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

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Board of Directors > Board committees / Internal control

Corporate Sustainability Committee

The Corporate Sustainability Committee is responsible for overseeing corporate responsibility and sustainability policies, principally environmental, social and ethical matters and for advising the Board, committees of the Board and executive management on such matters. The terms of reference of the Committee are available at www.hsbc.com/boardcommittees. The members of the Committee throughout 2007 were Lord Butler (Chairman), W K L Fung and Sir Mark Moody-Stuart (each of whom is a non-executive Director) and G V I Davis and Lord May, who are non-director members of the Committee. S Hintze was a member of the Committee until her retirement as a Director at the conclusion of the 2007 Annual General Meeting.

     There were five meetings of the Corporate Sustainability Committee during 2007. Following each meeting the Committee reports to the Board on its activities.

     Further information will be in HSBC’s Sustainability Report 2007, available in May 2008.

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

     The key procedures that the Directors have established are designed to provide effective internal control within HSBC and accord with the Internal Control: Revised Guidance for Directors on the Combined Code issued by the Financial Reporting Council. Such procedures for the ongoing identification, evaluation and management of the significant risks faced by HSBC have been in place throughout the year and up to 3 March 2008, the date of approval of the Annual Report and Accounts 2007. In the case of companies acquired during the year, the internal controls in place are being reviewed against HSBC’s benchmarks and integrated into HSBC’s processes.

     HSBC’s key internal control procedures include the following:

•	Authority to operate the various subsidiaries and responsibilities for financial performance against plans and for capital expenditure is delegated to their respective chief executive officers within limits set by the Board of Directors of HSBC Holdings. Sub-delegation of authority from the Board to individuals requires these individuals, within their respective delegation, to maintain a clear and appropriate apportionment of significant responsibilities and to oversee the establishment and maintenance of systems of controls appropriate to the business. The appointment of executives to the most senior positions within HSBC requires the approval of the Board of Directors of HSBC Holdings.

•	Functional, operating, financial reporting and certain management reporting standards are established by Group Head Office management committees, for application across the whole of HSBC. These are supplemented by operating standards set by functional and local management as required for the type of business and geographical location of each subsidiary.

•	Systems and procedures are in place in HSBC to identify, control and report on the major risks including credit, changes in the market prices of financial instruments, liquidity, operational error, breaches of law or regulations, unauthorised activities and fraud. Exposure to these risks is monitored by risk management committees, asset and liability committees and executive committees in subsidiaries and by the Group Management Board for HSBC as a whole. A risk management meeting of the Group Management Board, chaired by the Group Finance Director, is held monthly. These risk management meetings address asset, liability and management issues. Minutes of the risk management meetings of the Group Management Board are submitted to the Group Audit Committee and to the Board of Directors.

•	A Disclosure Committee has been established to review material disclosures made by HSBC Holdings for any errors, misstatements or omissions. The membership of the Disclosure Committee, which is chaired by the Group Company Secretary, includes the heads of the Finance, Legal, Risk, Compliance, Corporate Communications, Investor Relations and Internal Audit functions and representatives

Back to Contents

from the principal regions, customer groups and global businesses.

•	Processes are in place to identify new risks from changes in market practices or customer behaviours which could expose HSBC to heightened risk of loss or reputational damage. During 2007 attention continued to be directed towards evolving best practice in the areas of internet banking; counterparty risk management policy following the publication of the Corrigan report in July 2005; best practice guidance emerging on liquidity management from the Institute of International Finance; the implications of a slowing housing market in the US coupled with rising payment obligations under ARMs; Group exposure to monolines and money market funds; the impact on the Group of the market illiquidity situation; and the implications of changed customer behaviour in the UK regarding seeking protection from credit obligations.

•	Periodic strategic plans are prepared for key customer groups, global product groups, support functions and certain geographies within the framework of the Group Strategic Roadmap. Rolling operating plans are prepared and adopted by all major HSBC operating companies, and set out the key business initiatives and the likely financial effects of those initiatives.

•	Centralised functional control is exercised over all computer system developments and operations. Common systems are employed for similar business processes wherever practicable. Credit and market risks are measured and reported on in subsidiaries and aggregated for review of risk concentrations on a Group-wide basis.

•	Authorities to enter into credit exposures and market risk exposures are delegated with limits to line management in the subsidiaries. In addition, functional management in Group Head Office is responsible for setting policies, procedures and standards in the following areas of risk: credit risk; market risk; liquidity risk; operational risk; IT risk; insurance risk; accounting risk; tax risk; legal and regulatory compliance risk; human resources risk; reputational risk; and purchasing risk.

•	Policies to guide subsidiary companies and management at all levels in the conduct of business to safeguard the Group’s reputation are established by the Board of HSBC Holdings and the Group Management Board, subsidiary

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

Board of Directors > Directors’ interests / Employees

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

Directors’ interests

Pursuant to the requirements of the UK Listing Rules and according to the register maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at the year-end had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associated corporations:

HSBC Holdings ordinary shares of US$0.50

		At 31 December 2007

						Jointly
	At		Child			with
	1 January	Beneficial	under 18			another	Controlled	Total
	2007	owner	or spouse	Trustee		person	corporation	interests	[1]

J D Coombe	39,799	12,528	–	33,799	[2]	–	–	46,327
Baroness Dunn	176,525	155,014	–	28,650	[2]	–	–	183,664
D J Flint	104,947	83,467	–	29,314	[3]	–	–	112,781
W K L Fung	328,000	328,000	–	–		–	–	328,000
M F Geoghegan	113,525	385,189	–	–		–	–	385,189
S K Green	401,796	491,297	–	–		45,355	–	536,652
J W J Hughes-Hallett	1,668,986	–	–	554,435	[2]	–	–	554,435
Sir Brian Moffat	12,149	–	–	–		17,783	–	17,783
Sir Mark Moody-Stuart	10,840	5,000	840	5,000	[2]	–	–	10,840
G Morgan	–	50,000	–	–		–	–	50,000
S W Newton	5,631	5,903	–	–		–	50,949	56,852
S M Robertson	131,976	5,317	–	93,000	[2]	–	–	98,317
Sir Brian Williamson	17,281	23,164	–	–		–	–	23,164

1	Each of the total interests represents less than 0.02 per cent of the shares in issue. Details of executive Directors’ other interests in HSBC Holdings ordinary shares of US$0.50 arising from employee share plans are set out in the Directors’ Remuneration Report on pages 330 to 332. At 31 December 2007, the aggregate interests under the Securities and Futures Ordinance of Hong Kong of D J Flint, M F Geoghegan and S K Green in HSBC Holdings ordinary shares of US$0.50, including interests arising through employee share plans are: D J Flint – 877,404; M F Geoghegan – 1,509,480; and S K Green – 1,710,886.
2	Non-beneficial.
3	Non-beneficial interest in 9,772 HSBC Holdings ordinary shares of US$0.50.

     M F Geoghegan has an interest as beneficial owner in 280,000 ordinary shares of HK$5.00 each in Hang Seng Bank (representing less than 0.02 per cent of the shares in issue), which he acquired during the year.

     S K Green has an interest as beneficial owner in €75,000 of HSBC Holdings plc 5½ per cent Subordinated Notes 2009 which he held throughout the year.

     As a Director of HSBC Private Banking Holdings (Suisse), S K Green has an interest as beneficial owner in one share of CHF1,000 in that company (representing less than 0.01 per cent of the shares in issue), which he held throughout the year. S K Green has waived his rights to receive dividends on the share and has undertaken to transfer the share to HSBC on ceasing to be a Director of HSBC Private Banking Holdings (Suisse).

     As Directors of HSBC France, S K Green and M F Geoghegan each have an interest as beneficial owner in one share of €5 in that company (representing less than 0.01 per cent of the shares in issue), which they held throughout the year. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of HSBC France.

     No Directors held any short positions as defined in the Securities and Futures Ordinance of Hong Kong in the shares and loan capital of HSBC and itsassociated corporations. Save as stated above and in the Directors’ Remuneration Report, none of the Directors had an interest in any shares or debentures of HSBC or any associated corporation at the beginning or at the end of the year, and none of the Directors or members of th eir immediate family was

Back to Contents

awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the year.

     Since the end of the year, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

HSBC Holdings ordinary shares of US$0.50

	Beneficial		Jointly with		Beneficiary		Controlled
	owner		another person		of a trust		corporation

J D Coombe	127	[1]	–		–		–
Baroness Dunn	506	[1]	–		–		–
D J Flint	882	[2]	296	[1]	7,705	[3]	–
M F Geoghegan	2,286	[1]	–		11,361	[3]	–
S K Green	4,825	[4]	–		11,836	[3]	–
Sir Brian Moffat	179	[1]	–		–		–
G Morgan	505	[1]	–		–		–
S W Newton	60	[1]	–		–		515	[1]
S M Robertson	53	[1]	–		–		–
Sir Brian Williamson	234	[1]	–		–		–

1	Scrip dividend.
2	Comprises scrip dividend on shares held as beneficial owner (779 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (33 shares), the automatic reinvestment of dividend income on shares heldin the plan (14 shares) and by the automatic reinvestment of dividend income by an Individual Savings Account and Personal Equity Plan manager (56 shares).
3	Scrip dividend on conditional awards held under The HSBC Share Plan and the HSBC Holdings Restricted Share Plan 2000.
4	Comprises scrip dividend on shares held as beneficial owner (4,778 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (33 shares) and the automatic reinvestment of dividend income on shares held in the plan (14 shares).

     W S H Laidlaw had beneficial and non-beneficial interests in 20,000 and 4,500 HSBC Holdings ordinary shares respectively, on 1 January 2008, the date he was appointed a Director of HSBC Holdings.

     V H C Cheng had beneficial interests in 244,539 HSBC Holdings ordinary shares and 408,022 conditional long-term incentive awards of Performance Shares on 1 February 2008, the date he was appointed a Director of HSBC Holdings.

     There have been no other changes in the share and loan capital interests of the Directors until the date of this Report. Any subsequent changes up to the last practicable date before the publication of the Notice of Annual General Meeting will be set out in the notes to that Notice.

     At 31 December 2007, Directors and Senior Management held, in aggregate, beneficial interests in 12,849,034 HSBC Holdings ordinary shares (0.1 per cent of the issued ordinary shares).

     At 31 December 2007, executive Directors and Senior Management held, in aggregate, options to subscribe for 58,795 HSBC Holdings ordinary shares under the HSBC Holdings Executive Share Option Scheme and HSBC Holdings savings-related share option plans. These options are exercisable between 2008 and 2013 at prices ranging from £5.3496 to £7.6736 per share.

Employees

At 31 December 2007, HSBC’s customers were served by 330,000 full and part-time employees worldwide, compared with 312,000 at 31 December 2006 and 284,000 at 31 December 2005. The main centres of employment are the UK with approximately 56,700 employees; the US 43,000; India 33,000; Hong Kong 29,000; Brazil 27,000; Mexico 23,000 and France 15,000. HSBC negotiates with recognised unions. The highest concentrations of union membership are in Argentina, Brazil, Colombia, Egypt, France, Germany, Jordan, Lebanon, Malaysia, Malta, Mexico, the Philippines, Singapore and the UK. It is HSBC’s policy to maintain well-developed communications and consultation programmes and there have been no material disruptions to its operations from labour disputes during the past five years.

     HSBC continues to develop the capabilities of its people. Formal policies and structures are in place to provide career development and training for all employees, with particular emphasis on increasing international mobility to enrich the diversity of the employees’ experience. HSBC’s talent strategy, which focuses on the development of leadership capability and smooth succession planning, continues. This is being achieved through mutual and open dialogue and planned development from graduate through to senior management levels.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Employees > Involvement / Disabled persons / Remuneration policy / Share plans

     HSBC continues to be committed to creating a diverse and inclusive work environment reflective of its customer base, international workforce, and communities in which it operates. It has a Group-wide strategy that aims to improve gender, ethnicity and age diversity to ensure the long-term sustainability of the organisation. There is particular focus on increasing gender and ethnic diversity at senior management levels. Diversity initiatives are implemented at a country level taking local and national laws into account. Employee network groups and mentoring programmes are promoted and established where possible to facilitate open discussion of workplace issues for employees belonging to minority groups, and to foster an environment that celebrates diversity.

     HSBC recognises its role as an employer in a wider context and is committed to employee health issues, promoting employee involvement in community and not-for-profit organisations and providing flexible working opportunities. As a responsible employer and corporate citizen, HSBC recognises the need to address the issues raised by HIV/AIDS in the workplace and, in 2007, launched a HIV/AIDS policy. The policy defines the approach and minimum standards to be achieved by HSBC entities around the world. Key principles include non-discrimination and confidentiality, voluntary testing, commitment to prevention, education, awareness, care and support. To coincide with the launch of the Group policy an e-learning module and a dedicated intranet site was established to provide education on the important issues surrounding HIV/AIDS.

     HSBC considers its people to be fundamental to its past and future success. In its pursuit of making HSBC the best place to work, HSBC maintains an ongoing dialogue with employees, and looks to understand how they are motivated and engaged. In 2007, HSBC conducted its first Global People Survey which comprised questions designed to measure employee engagement levels consistently across the Group. The survey covered HSBC’s permanent global workforce, and responses were received from almost 290,000 employees, a significant response rate of 88 per cent. Questions were summarised under 12 dimensions. On all of the dimensions, employees rated HSBC above external global norms. Particular areas of strength were HSBC’s brand reputation, its commitment to corporate sustainability and the quality of its direct managers. HSBC has communicated the results and key action plans are being developed to improve engagement. Following the success of the first survey, plans are underway for the second survey in 2008.

Employee involvement

HSBC values open communication with its employees. Employees are encouraged to discuss operational and strategic issues, and ways of improving performance, with their line managers. Open communication throughout the organisation is encouraged and opportunities to share individual perspectives are created through networking events, management blogs, international assignments and learning and development programmes. Information is regularly given to employees about employment matters and the financial and economic factors affecting HSBC’s performance. This is communicated via management channels, internal seminars, training programmes, in-house magazines and an intranet site accessible to the majority of HSBC’s employees worldwide.

Employment of disabled persons

HSBC believes in providing equal opportunities to all employees. The employment of disabled persons is included in this commitment and the recruitment, training, career development and promotion of disabled persons is based on the aptitudes and abilities of the individual. Should employees become disabled during employment, every effort is made to continue their employment and, if necessary, appropriate training is provided.

Remuneration policy

As the quality and commitment of its human capital is deemed fundamental to HSBC’s success, the Board’s stated strategy is to attract, retain and motivate the very best people.

     In a business that is based on trust and relationships, HSBC’s broad policy is to recruit those who are committed to making a long-term career with the organisation since trust and relationships are built over time.

     Remuneration is an important component in people’s decisions on which company to join and to stay with, but it is not the overriding one; it is HSBC’s experience that people are attracted to, an organisation with strong values, one which is meritocratic and competitive and which offers transparent and interesting career development.

     In line with the overall principles applied by the Remuneration Committee as described on page 322 in the Directors’ Remuneration Report:

•	employees’ salaries are reviewed annually in the

Back to Contents

context of individual and business performance, market practice, internal relativities and competitive market pressures. Allowances and benefits are largely determined by local market practice;

•	employees’ participate in various variable pay arrangements. Discretionary variable pay plans will normally make reference to the achievement of objectives which are ultimately aligned to those at the Group level, and which typically cover financial, customer, process and people targets. These targets typically include revenue growth, expense control, customer recommendation, employee engagement, adherence to HSBC’s ethical standards, lending guidelines, internal controls and procedures to maintain a strong and secure operating platform. Actual levels of pay will depend on the performance of constituent businesses, the individuals concerned and competitive market practice;

•	HSBC has a long history of paying close attention to its customers in order to provide value for both customers and shareholders. This has been achieved by ensuring that the interests of HSBC and its employees are aligned with those of its shareholders and that HSBC’s approach to risk management serves the interests of all. Accordingly, employees are encouraged to participate in the success they help to create, through the HSBC Holdings savings-related share option plans and local share ownership and profit sharing arrangements.

Employee share plans

To help align the interests of employees with those of shareholders, share options are granted under all-employee share plans and discretionary awards of Performance Shares and Restricted Shares are made under The HSBC Share Plan. There have been no awards of discretionary share options since 30 September 2005.

     Set out on pages 309 to 317 are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted at nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled during the year.

     Employee share plans are subject to the following limits on the number of HSBC Holdings ordinary shares that may be subscribed for. In any 10-year period not more than 10 per cent of the HSBC Holdings ordinary shares in issue from time to time (approximately 1,187 million HSBC Holdings ordinary shares at 3 March 2008) may in aggregate become issuable pursuant to the grant of options or be issued other than pursuant to options under all-employee share plans. In any 10-year period not more than 5 per cent of the HSBC Holdings ordinary shares in issue from time to time (approximately 593 million HSBC Holdings ordinary shares on 3 March 2008) may in aggregate be put under option under The HSBC Share Plan or be issuable pursuant to the HSBC Holdings Group Share Option Plan, the HSBC Executive Share Option Scheme, the HSBC Holdings Restricted Share Plan 2000 or The HSBC Share Plan. The number of HSBC Holdings ordinary shares that may be issued on exercise of all options granted on or after 27 May 2005 under The HSBC Share Plan and any other plans must not exceed 1,119,000,000 HSBC Holdings ordinary shares. Under the HSBC Holdings savings-related share option plans, The HSBC Share Plan, HSBC Holdings Group Share Option Plan and the HSBC Holdings Executive Share Option Scheme there were options outstanding over 260,714,579 HSBC Holdings ordinary shares at 31 December 2007. Particulars of options over HSBC Holdings shares held by Directors of HSBC Holdings are set out on page 331 of the Directors’ Remuneration Report.

     The effect on earnings per share of granting share options and share awards is shown in diluted earnings per share on the face of the consolidated income statement, with further details disclosed in Note 13 on the Financial Statements. The effect on basic earnings per share of dilutive share options and share awards would be to dilute it by 1.2 per cent.

All-employee share option plans

The HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International are all-employee share plans under which eligible HSBC employees (those employed within the Group on the first working day of the year of grant) may be granted options to acquire HSBC Holdings ordinary shares. Employees may make contributions of up to £250 (or equivalent) each month over a period of one, three or five years which may be used on the first, third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. Alternatively, the employee

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Employees > Share plans

may elect to have the savings, plus (where applicable) any interest or bonus, repaid in cash. Options granted over a one-year period will be exercisable within three months following the first anniversary of the commencement of the savings contract. Options granted over three or five-year periods will be exercisable within six months following the third or fifth anniversary of the commencement of the relevant savings contract. In the case of redundancy, retirement on grounds of injury or ill health, retirement at or after normal retirement age, the transfer of the employing business to another party, or a change of control of the employing company, options may be exercised before completion of the relevant savings contract.

     Under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International the option exercise price is determined by reference to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20 per cent (except for the one-year options awarded under the US sub-plan where a 15 per cent discount is applied). The exercise period of the options awarded under all-employee share plans may be advanced to an earlier date in certain circumstances, for example on retirement, and may be extended in certain circumstances, for example on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period. The closing price per HSBC Holdings ordinary share on 24 April 2007, the day before options were awarded in 2007 under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International, was £9.21. The all-employee share option plans will terminate on 27 May 2015 unless the Directors resolve to terminate the plans at an earlier date.

HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	awarded	exercised		lapsed	31 December
award	price (£)	from	until	2007	during year	during year	[1]	during year	2007

11 Apr 2001	6.7536	1 Aug 2006	31 Jan 2007	59,421	–	45,047		14,374	–
2 May 2002	6.3224	1 Aug 2007	31 Jan 2008	3,552,436	–	3,404,960		60,713	86,763
23 Apr 2003	5.3496	1 Aug 2006	31 Jan 2007	177,912	–	131,858		46,054	–
23 Apr 2003	5.3496	1 Aug 2008	31 Jan 2009	11,001,155	–	164,054		434,148	10,402,953
21 Apr 2004	6.4720	1 Aug 2007	31 Jan 2008	3,110,196	–	2,862,811		114,418	132,967
21 Apr 2004	6.4720	1 Aug 2009	31 Jan 2010	5,295,786	–	46,221		308,473	4,941,092
24 May 2005	6.6792	1 Aug 2008	31 Jan 2009	3,959,600	–	50,595		386,135	3,522,870
24 May 2005	6.6792	1 Aug 2010	31 Jan 2011	5,329,930	–	25,815		365,684	4,938,431
26 Apr 2006	7.6736	1 Aug 2009	31 Jan 2010	4,653,146	–	20,423		815,325	3,817,398
26 Apr 2006	7.6736	1 Aug 2011	31 Jan 2012	3,550,685	–	3,747		484,766	3,062,172
25 Apr 2007	7.0872	1 Aug 2010	31 Jan 2011	–	6,166,897	407		399,118	5,767,372
25 Apr 2007	7.0872	1 Aug 2012	31 Jan 2013	–	4,228,735	206		153,058	4,075,471

1 The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.12.

HSBC Holdings Savings-Related Share Option Plan: International

To encourage greater participation in the HSBC Holdings Savings-Related Share Option Plan: International, two amendments were approved at the 2005 Annual General Meeting. The first was the introduction of the facility to save and have option prices expressed in US dollars, Hong Kong dollars and euros as well as in pounds sterling. Where applicable, the US dollars, Hong Kong dollars and euro exercise prices are converted from the sterling exercise price at the applicable exchange rate on the working day preceding the relevant invitation date. The second amendment was to provide the choice of options over one year in addition to three and five year terms.

Back to Contents

HSBC Holdings ordinary shares of US$0.50
				Options at	Options	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	awarded	exercised		lapsed	31 December
award	price	from	until	2007	during year	during year	[1]	during year	2007

	(£)
11 Apr 2001	6.7536	1 Aug 2006	31 Jan 2007	40,853	–	11,473		29,380	–
2 May 2002	6.3224	1 Aug 2007	31 Jan 2008	1,063,521	–	832,209		192,140	39,172
23 Apr 2003	5.3496	1 Aug 2008	31 Jan 2009	10,488	–	–		–	10,488
8 May 2003	5.3496	1 Aug 2006	31 Jan 2007	310,378	–	120,785		189,593	–
8 May 2003	5.3496	1 Aug 2008	31 Jan 2009	5,827,034	–	77,890		680,642	5,068,502
21 Apr 2004	6.4720	1 Aug 2007	31 Jan 2008	47,070	–	15,770		155	31,145
21 Apr 2004	6.4720	1 Aug 2009	31 Jan 2010	12,365	–	–		–	12,365
10 May 2004	6.4720	1 Aug 2007	31 Jan 2008	8,613,295	–	7,394,632		968,135	250,528
10 May 2004	6.4720	1 Aug 2009	31 Jan 2010	2,953,476	–	30,234		369,055	2,554,187
24 May 2005	6.6792	1 Aug 2008	31 Jan 2009	10,956,064	–	141,018		1,379,824	9,435,222
24 May 2005	6.6792	1 Aug 2010	31 Jan 2011	3,743,916	–	19,417		320,921	3,403,578
26 Apr 2006	7.6736	1 Aug 2007	31 Oct 2007	860,609	–	727,512		101,439	31,658
26 Apr 2006	7.6736	1 Aug 2009	31 Jan 2010	2,324,779	–	8,155		512,297	1,804,327
26 Apr 2006	7.6736	1 Aug 2011	31 Jan 2012	518,112	–	367		111,002	406,743
25 Apr 2007	7.0872	1 Aug 2008	31 Oct 2008	–	1,647,064	26		103,072	1,543,966
25 Apr 2007	7.0872	1 Aug 2010	31 Jan 2011	–	3,573,175	287		136,795	3,436,093
25 Apr 2007	7.0872	1 Aug 2012	31 Jan 2013	–	1,019,913	–		44,150	975,763

	(US$)
26 Apr 2006	14.1621[2]	1 Aug 2007	31 Oct 2007	591,818	–	493,725		98,093	–
26 Apr 2006	13.3290	1 Aug 2007	31 Oct 2007	112,660	–	92,917		14,470	5,273
26 Apr 2006	13.3290	1 Aug 2009	31 Jan 2010	1,749,146	–	7,220		266,055	1,475,871
26 Apr 2006	13.3290	1 Aug 2011	31 Jan 2012	478,476	–	1,412		91,099	385,965
25 Apr 2007	14.7478[2]	1 Aug 2008	31 Oct 2008	–	729,015	–		57,566	671,449
25 Apr 2007	13.8803	1 Aug 2008	31 Oct 2008	–	347,176	–		9,396	337,780
25 Apr 2007	13.8803	1 Aug 2010	31 Jan 2011	–	2,817,545	232		129,390	2,687,923
25 Apr 2007	13.8803	1 Aug 2012	31 Jan 2013	–	804,104	362		43,083	760,659

	(€)
26 Apr 2006	11.0062	1 Aug 2007	31 Oct 2007	42,046	–	38,928		2,271	847
26 Apr 2006	11.0062	1 Aug 2009	31 Jan 2010	188,857	–	–		12,057	176,800
26 Apr 2006	11.0062	1 Aug 2011	31 Jan 2012	39,570	–	–		4,075	35,495
25 Apr 2007	10.4217	1 Aug 2008	31 Oct 2008	–	128,427	–		5,795	122,632
25 Apr 2007	10.4217	1 Aug 2010	31 Jan 2011	–	376,440	–		14,598	361,842
25 Apr 2007	10.4217	1 Aug 2012	31 Jan 2013	–	128,871	–		3,015	125,856

	(HK$)
26 Apr 2006	103.4401	1 Aug 2007	31 Oct 2007	1,295,846	–	1,160,815		133,070	1,961
26 Apr 2006	103.4401	1 Aug 2009	31 Jan 2010	4,255,761	–	16,734		347,873	3,891,154
26 Apr 2006	103.4401	1 Aug 2011	31 Jan 2012	1,110,391	–	1,516		84,033	1,024,842
25 Apr 2007	108.4483	1 Aug 2008	31 Oct 2008	–	2,225,766	367		117,273	2,108,126
25 Apr 2007	108.4483	1 Aug 2010	31 Jan 2011	–	4,561,313	826		79,232	4,481,255
25 Apr 2007	108.4483	1 Aug 2012	31 Jan 2013	–	1,350,798	317		18,407	1,332,074

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.13.
2	Exercisable at a 15 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Employees > Share plans / Subsidiary company share plans

Discretionary Share Plans

Note 10 on the Financial Statements gives detail on share-based payments, including awards of Performance Shares and Restricted Shares made in 2007.

     The HSBC Share Plan was approved at the 2005 Annual General Meeting. Awards of Performance Shares are made under this Plan to executive Directors and other senior executives. The performance conditions for awards of Performance Shares are described under ‘Long-term incentive plan’ on page 324.

     Awards of Performance Shares are directed to those senior executives who can influence corporate performance such as members of the Group Management Board.

     Awards of Restricted Shares are typically made to other employees based on individual performance, business performance and competitive market practice.

     Restricted Share awards define the number of shares to which the employee will become entitled, generally between one and three years from the date of the award, subject to the individual remaining in employment. All awards of Performance Shares and Restricted Shares will be satisfied by the transfer of existing shares.

     Since 2005, awards of share options under The HSBC Share Plan have only been granted in very limited circumstances. There may be particular circumstances in the future where option grants could be appropriate. No options were awarded under The HSBC Share Plan in 2007.

     Prior to 2005, discretionary awards of share options, with vesting subject to the attainment of a predetermined TSR performance condition, were made to employees at all levels of HSBC.

     The vesting of these options was subject to the attainment of pre-determined relative TSR performance criteria, except in HSBC France (which was acquired in 2000) where performance criteria were phased in. Under the HSBC Holdings Group Share Option Plan, the maximum grant of options which could be granted to an employee in any one year (together with the Performance Share awards under the HSBC Holdings Restricted Share Plan 2000) was 150 per cent (or in exceptional circumstances 225 per cent) of the employee’s annual salary at the date of grant plus any bonus paid in the previous year.

     Under the HSBC Executive Share Option scheme the maximum value of options which could be granted to an employee in any one year was four times the employee’s relevant earnings. Subject to the attainment of the relative TSR performance condition where applicable, options are generally exercisable between the third and the tenth anniversary of the date of grant. Employees of a subsidiary that is sold or transferred out of HSBC may exercise options awarded under the HSBC Group Share Option Plan or the HSBC Holdings Executive Share Option Scheme within six or twelve months respectively of the sale or transfer, regardless of whether the performance condition is met.

     The maximum value of options that may be granted to an employee in any one year under The HSBC Plan (when taken together with any Performance Share award made under The HSBC Share Plan) is 700 per cent of the employee’s annual salary at the date of grant.

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

     The exercise period of the options awarded under discretionary share incentive plans may be advanced to an earlier date in certain circumstances, for example on retirement, or on the death of a participant, options may be exercised up to 12 months beyond the normal exercise period.

Back to Contents

HSBC Holdings Executive Share Option Scheme[1]
HSBC Holdings ordinary shares of US$0.50
					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	31 December
award	price (£)	from	until	2007	year	[2]	year	2007

24 Mar 1997	5.0160	24 Mar 2000	24 Mar 2007	188,074	188,053		21	–
12 Aug 1997	7.7984	12 Aug 2000	12 Aug 2007	9,000	–		9,000	–
16 Mar 1998	6.2767	16 Mar 2001	16 Mar 2008	678,434	243,293		7,500	427,641
29 Mar 1999	6.3754	3 Apr 2002	29 Mar 2009	11,808,970	1,829,283		184,774	9,794,913
10 Aug 1999	7.4210	10 Aug 2002	10 Aug 2009	100,058	9,000		–	91,058
31 Aug 1999	7.8710	31 Aug 2002	31 Aug 2009	4,000	–		–	4,000
3 Apr 2000	7.4600	3 Apr 2003	3 Apr 2010	9,248,569	1,108,267		219,372	7,920,930

1	The HSBC Holdings Executive Share Option Scheme expired on 26 May 2000. No options have been granted under the Scheme since that date.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.15.

HSBC Holdings Group Share Option Plan[1]
HSBC Holdings ordinary shares of US$0.50
					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	31 December
award	price (£)	from	until	2007	year	[2]	year	2007

4 Oct 2000	9.6420	4 Oct 2003	4 Oct 2010	321,176	–		14,535	306,641
23 Apr 2001	8.7120	23 Apr 2004	23 Apr 2011	29,400,469	1,450,759		783,613	27,166,097
30 Aug 2001	8.2280	30 Aug 2004	30 Aug 2011	179,193	22,175		6,538	150,480
7 May 2002	8.4050	7 May 2005	7 May 2012	32,501,697	2,176,110		762,898	29,562,689
30 Aug 2002	7.4550	30 Aug 2005	30 Aug 2012	361,600	2,500		4,500	354,600
2 May 2003	6.9100	2 May 2006	2 May 2013	34,541,586	4,584,914		999,377	28,957,295
29 Aug 2003	8.1300	29 Aug 2006	29 Aug 2013	445,894	30,250		20,860	394,784
3 Nov 2003	9.1350	3 Nov 2006	3 Nov 2013	4,885,800	–		816,000	4,069,800
30 Apr 2004	8.2830	30 Apr 2007	30 Apr 2014	58,455,504	84,941		4,527,677	53,842,886
27 Aug 2004	8.6500	27 Aug 2007	27 Aug 2014	332,470	–		20,470	312,000
20 Apr 2005	8.3620	30 Apr 2008	20 Apr 2015	7,360,795	–		265,500	7,095,295

1	The HSBC Holdings Group Share Option Plan expired on 26 May 2005. No options have been granted under the Plan since that date.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.23.

The HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50
					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	31 December
award	price (£)	from	until	2007	year	year	2007

21 Jun 2005	8.794	21 Jun 2008	21 Jun 2009	552,526	–	103,071	449,455
30 Sep 2005	9.170	30 Sep 2008	30 Sep 2015	74,985	–	–	74,985

Subsidiary company share plans

HSBC France and subsidiary company

When it was acquired in 2000, HSBC France and one of its subsidiary companies, HSBC Private Bank France, operated employee share option plans under which options could be granted over their respective shares. No further options will be granted under either of these companies’ plans. The following are details of options to acquire shares in HSBC France and HSBC Private Bank France.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Employees > Subsidiary company share plans

HSBC France
shares of €5

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (€)	from	until	2007	during year	[1]	during year	2007	[1]

7 May 1997	37.05	7 Jun 2000	7 May 2007	66,000	66,000		–	–
29 Apr 1998	73.48	7 Jun 2000	29 Apr 2008	192,154	91,775		–	100,379
7 Apr 1999	81.71	7 Jun 2000	7 Apr 2009	383,602	79,200		–	304,402
12 Apr 2000	142.50	1 Jan 2002	12 Apr 2010	646,125	43,875		–	602,250

1	Following exercise of the options, the HSBC France shares will be exchanged for HSBC Holdings ordinary shares in the same ratio as for the acquisition of HSBC France (13 HSBC Holdings ordinary shares for each HSBC France share). At 31 December 2007, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 11,665,278 HSBC Holdings ordinary shares which may be exchanged for HSBC France shares arising from the exercise of these options.

HSBC Private Bank France
shares of €2

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (€)	from	until	2007	during year	[1]	during year	2007	[1]

21 Dec 1999	10.84	21 Dec 2000	21 Dec 2009	57,130	23,880		–	33,250
9 Mar 2000	12.44	27 Jun 2004	31 Dec 2010	27,626	7,000		–	20,626
15 May 2001	20.80	15 May 2002	15 May 2011	155,025	13,500		–	141,525
1 Oct 2002	22.22	2 Oct 2005	1 Oct 2012	163,075	17,500		–	145,575

1	Following exercise of the options, the HSBC Private Bank France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 1.83 HSBC Holdings ordinary shares for each HSBC Private Bank France share. At 31 December 2007, The CCF Employee Benefit Trust 2001 held 955,952 HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of these options.

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

     All outstanding options and other equity-based awards over HSBC Finance common shares granted before 14 November 2002, being the date the transaction was announced, vested on completion of the acquisition. Options and equity-based awards granted on or after 14 November 2002 are exercisable on their original terms, save that they have been adjusted to reflect the exchange ratio.

     The following are details of options and equity-based awards to acquire shares in HSBC Holdings.

     At 31 December 2007, the HSBC (Household) Employee Benefit Trust 2003 held 1,856,417 HSBC Holdings ordinary shares and 196,455 American Depositary Shares, each of which represents five HSBC Holdings ordinary shares, which may be used to satisfy the exercise of employee share options.

Back to Contents

HSBC Finance: 1996 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50

					Options at	Options		Options	Options at
Date of	Exercise	Exercisable		Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from		until	2007	during year	[1]	during year	2007

14 May 1997	11.29	14 May 1998		14 May 2007	100,315	–		100,315	–
10 Nov 1997	14.60	10 Nov 1998		10 Nov 2007	573,684	490,088		83,596	–
15 Jun 1998	17.08	15 Jun 1999		15 Jun 2008	802,500	802,500		–	–
1 Jul 1998	19.21	1 Jul 1999		1 Jul 2008	80,250	–		–	80,250
9 Nov 1998	13.71	9 Nov 1999		9 Nov 2008	2,020,741	1,179,175		–	841,566
17 May 1999	16.99	17 May 2000		17 May 2009	334,375	–		–	334,375
31 Aug 1999	13.96	31 Aug 2000		31 Aug 2009	337,051	36,113		–	300,938
8 Nov 1999	16.96	8 Nov 2000		8 Nov 2009	4,782,902	532,325		–	4,250,577
30 Jun 2000	15.70	30 Jun 2001		30 Jun 2010	26,846	–		–	26,846
8 Feb 2000	13.26	8 Feb 2001		8 Feb 2010	66,875	–		–	66,875
13 Nov 2000	18.40	13 Nov 2001		13 Nov 2010	6,349,114	620,600		–	5,728,514
12 Nov 2001	21.37	12 Nov 2002		12 Nov 2011	7,571,322	–		–	7,571,322
20 Nov 2002	10.66	20 Nov 2003	[2]	20 Nov 2012	3,125,202	670,904		–	2,454,298

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.37.
2	25 per cent of the original award was exercisable on each of the first, second, third and fourth anniversaries of the date of award. The exercise period may be advanced to an earlier date in certain circumstances, e.g. retirement.

HSBC Finance: 1996 Long-Term Executive Incentive Compensation Plan 1
HSBC Holdings ordinary shares of US$0.50

					Rights at	Rights		Rights	Rights at
Date of	Vesting		Vesting		1 January	vested		lapsed	31 December
award	from	[2]	until	[2]	2007	during year	[3]	during year	2007

15 Nov 2002	15 Nov 2005		15 Nov 2007		2,409	1,517		892	–
20 Nov 2002	20 Nov 2005		20 Nov 2007		539,027	518,417		20,610	–
2 Dec 2002	2 Dec 2005		2 Dec 2007		3,123	1,339		–	1,784
16 Dec 2002	16 Dec 2005		16 Dec 2007		11,774	11,774		–	–
20 Dec 2002	20 Dec 2005		20 Dec 2007		88,286	88,286		–	–
2 Jan 2003	2 Jan 2006		2 Jan 2008		893	446		–	447
15 Jan 2003	15 Jan 2006		15 Jan 2008		20,959	10,479		–	10,480
3 Feb 2003	3 Feb 2006		3 Feb 2008		6,344	3,170		268	2,906
14 Feb 2003	14 Feb 2006		14 Feb 2008		98,265	49,131		–	49,134
3 Mar 2003	3 Mar 2006		3 Mar 2008		893	446		–	447

1	Awards of Restricted Stock Rights which represent a right to receive shares for nil consideration if the employee remains in the employment of HSBC Finance at the date of vesting.
2	Restricted Stock Rights vest one third on each of the third, fourth and fifth anniversaries of the date of award. The exercise period may be advanced to an earlier date in certain circumstances, e.g. retirement.
3	The weighted average closing price of the shares immediately before the dates on which rights vested was £8.47.

Beneficial Corporation: 1990 Non-Qualified Stock Option Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2007	during year	[1]	during year	2007

14 Nov 1997	9.20	14 Nov 1998	14 Nov 2007	131,248	–		131,248	–
19 Nov 1997	9.39	19 Nov 1998	19 Nov 2007	309,225	309,225		–	–
1 Dec 1997	9.68	1 Dec 1998	1 Dec 2007	49,218	–		49,218	–

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.22.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Employees > Subsidiary company share plans / Employee compensation

Beneficial Corporation: BenShares Equity Participation Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2007	during year	[1]	during year	2007

31 Jan 1997	9.87	31 Jan 1998	31 Jan 2007	20,113	10,261		9,852	–
15 Nov 1997	11.04	15 Nov 1998	15 Nov 2007	36,407	32,837		3,570	–

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.05.

Renaissance Holdings, Inc: Amended and Restated 1997 Incentive Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2007	during year	[1]	during year	2007

31 Oct 1997	1.25	31 Oct 1998	31 Oct 2007	1,325	1,071		254	–
1 Jan 1998	1.25	1 Jan 1999	1 Jan 2008	1,424	–		–	1,424
1 Oct 1998	1.74	1 Oct 1999	1 Oct 2008	803	–		–	803
1 Jan 1999	2.24	1 Jan 2000	1 Jan 2009	5,024	–		–	5,024

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.92.

Bank of Bermuda

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

     All outstanding options over Bank of Bermuda shares vested on completion of the acquisition. The following are details of options to acquire shares in HSBC Holdings. At 31 December 2007, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 1,889,903 HSBC Holdings ordinary shares which may be used to satisfy the exercise of these options.

Bank of Bermuda: Executive Share Option Plan 1997
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2007	during year	[1]	during year	2007

1 Jul 1998	9.61	1 Jul 1999	1 Jul 2008	67,813	–		–	67,813
23 Feb 1999	7.40	23 Feb 2000	23 Feb 2009	11,684	6,780		–	4,904
3 Aug 1999	7.10	3 Aug 2000	3 Aug 2009	9,331	1,697		–	7,634
4 Feb 2000	7.21	4 Feb 2001	4 Feb 2010	40,185	8,507		–	31,678
1 Jun 2000	7.04	1 Jun 2001	1 Jun 2010	61,649	–		–	61,649
31 Jul 2000	10.11	31 Jul 2001	31 Jul 2010	27,744	–		–	27,744
11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	161,829	107,886		–	53,943

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.95.

Back to Contents

Bank of Bermuda: Share Option Plan 2000
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2007	during year	[1]	during year	2007

11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	134,857	–		–	134,857
6 Feb 2001	16.41	6 Feb 2002	6 Feb 2011	630,646	51,084		4,392	575,170
29 Mar 2001	15.39	29 Mar 2002	29 Mar 2011	270	–		–	270
16 Apr 2001	15.57	16 Apr 2002	16 Apr 2011	539	–		–	539
6 Jun 2001	18.35	6 Jun 2002	6 Jun 2011	8,091	–		–	8,091
16 Jul 2001	16.87	16 Jul 2002	16 Jul 2011	14,930	–		–	14,930
28 Aug 2001	15.39	28 Aug 2002	28 Aug 2011	13,486	–		–	13,486
26 Sep 2001	12.79	26 Sep 2002	26 Sep 2011	438,585	84,694		–	353,891
30 Jan 2002	15.60	30 Jan 2003	30 Jan 2012	1,226	–		–	1,226
5 Feb 2002	16.09	5 Feb 2003	5 Feb 2012	865,382	95,775		6,836	762,771
10 Jul 2002	15.84	10 Jul 2003	10 Jul 2012	12,260	–		–	12,260
4 Feb 2003	10.69	4 Feb 2004	4 Feb 2013	139,658	6,616		–	133,042
21 Apr 2003	11.85	21 Apr 2004	21 Apr 2013	20,840	14,007		–	6,833

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.08.

Bank of Bermuda: Directors’ Share Option Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (US$)	from	until	2007	during year	during year	2007

22 Sep 1999	8.02	22 Sep 2000	22 Sep 2009	3,082	–	–	3,082
20 Sep 2000	11.31	20 Sep 2001	20 Sep 2010	4,046	–	–	4,046
28 Mar 2001	15.76	28 Mar 2002	28 Mar 2011	12,811	–	–	12,811
3 Apr 2002	16.01	3 Apr 2003	3 Apr 2012	24,520	–	–	24,520
30 Apr 2003	12.23	30 Apr 2004	30 Apr 2013	4,904	–	–	4,904

Employee compensation and benefits

Note 9 on the Financial Statements gives details about employee compensation and benefits including pension plans.

     Set out below is information in respect of the five individuals (including a Director of HSBC Holdings) whose emoluments were the highest in HSBC for the year ended 31 December 2007.

£000

Basic salaries, allowances and benefits in kind	2,797
Pension contributions	500
Bonuses paid or receivable	24,566

Total	27,863

Total (US$000)	55,775

     Their emoluments are within the following bands:

Number of
Employees

£3,700,001 – £3,800,000	1
£4,400,001 – £4,500,000	1
£4,700,001 – £4,800,000	1
£4,900,001 – £5,000,000	1
£9,900,001 – £10,000,000	1

     The aggregate remuneration of Directors and Senior Management for the year ended 31 December 2007 was US$92,586,000.

     The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for Directors and Senior Management for the year ended 31 December 2007 was US$2,027,455.

     Executive Directors and members of Senior Management are generally subject to notice periods of up to 12 months and a normal retirement age of 65.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Corporate sustainability

Corporate sustainability

Corporate sustainability is the term used at HSBC to describe the Group’s approach to meeting a wide range of non-financial responsibilities which, although not generally enshrined as legal or regulatory requirements, constitute business practices expected of the Group by its stakeholders, including shareholders, customers and employees. Insofar as these expectations concern HSBC’s impact on the long-term environmental, social and economic well-being of the world at large, corporate sustainability influences the Group’s response to encouraging sustainable development. Previously, HSBC described these activities under the heading, ‘Corporate responsibility’.

Investing in sustainability

HSBC seeks to meet society’s expectations by managing all aspects of its business ethically, responsibly and in an increasingly sustainable way. The Group’s key business values include a commitment to the highest personal standards of integrity at all levels, including honesty, transparency and fair dealing in all its business activities. In recent years HSBC has intensified its efforts to embed sustainability into the way it manages risk and business development opportunities. This acknowledges that HSBC’s continuing financial success depends, in part, on its ability to identify and address non-financial considerations which are material to the business.

     Recognising that HSBC’s core financial services businesses have the potential to exert the most influence over sustainability issues, a Group Corporate Sustainability unit was formed in 2007 to work closely with individuals and businesses in all customer groups to help them to manage sustainability risks and to pursue opportunities in environmental markets worldwide.

     Group Corporate Sustainability acts as a focal point for the management of HSBC’s environmental and social initiatives. Environmental initiatives are directed primarily to issues arising from climate change, including its effect on energy production and usage, water management and biodiversity. Social initiatives are centred on community action to promote education as a lasting way of alleviating poverty. The Group Corporate Sustainability unit allows HSBC to join up its business development, risk management, business operations, community investment and reporting activities. The unit also works closely with Group Marketing to further embed sustainability into the brand; with Group Communications to ensure that sustainability initiatives are communicated to internal and external audiences; and with Group Human Resources to integrate this area into employee engagement and talent management strategies. The unit reports directly to the Group Chairman.

     HSBC aims for consistency in the implementation of its sustainability strategy across all Group businesses, and has identified four themes as relevant to its response to the United Nations Millennium Development Goals of resisting climate change, achieving water availability, protecting biodiversity and alleviating poverty. These themes are risk management (policies and processes); business development; operations (buildings, travel, suppliers and IT); and community investment (education and environment).

     The Group’s Sustainable Risk Management Unit has published policies laying down minimum standards for lending and investment covering relationships with clients in energy, forest land and products, freshwater infrastructure, mining and metals and the chemicals industry. Each policy focuses on how HSBC’s involvement in these environmentally sensitive industries can contribute to sustainable development.

     In recognition of its leadership in building responsible practices into the way it does business, HSBC moved from 7th to 4th in the Accountability Rating prepared by Accountability. HSBC continued to earn a high score of 95 and a triple-A rating in the Carbon Disclosure Project, a climate change index ranking FT500 corporations.

     In 2005, HSBC was the first major banking organisation in the world to become carbon neutral. HSBC remains committed to reducing its own carbon emissions and helping to bring about a low-carbon economy.

     HSBC created a Climate Change Centre of Excellence in 2007. The Centre’s goal is to evaluate the implications of climate change for the HSBC Group, its Global Research division and relevant businesses. The Centre is HSBC’s central source of climate knowledge, translating a wide range of expertise – from academic studies, think tanks and government regulations – into business opportunities for the bank and its clients. The Centre works closely with HSBC’s Global Research sector heads and analysts on integrating the financial implications of climate change and relevant government regulations into their sectoral research. It also supports the implementation of HSBC’s Carbon Finance Strategy, announced in June 2006, and advises a range of HSBC businesses for which climate change is increasingly important.

Back to Contents

     In 2007, HSBC appointed Lord Stern, the renowned academic and former World Bank Chief Economist, as Special Adviser to the Chairman on Economic Development and Climate Change. Lord Stern is responsible for advising HSBC on economic development issues and the implications of climate change on the Group and its clients. His role includes:

•	providing direct advice on specific strategic issues in emerging markets where the bank has aspirations to grow its business;

•	advising on the socio-economic implications of climate change and representing HSBC on these issues;

•	contributing to management development programmes, from graduate intake through to senior management development activities; and

•	providing advice to major clients of the Group who seek to develop sustainable business strategies or other programmes relating to climate change and to economic development issues.

Community involvement

HSBC has a longstanding commitment to supporting the communities in which it operates. In 2006, for example, the HSBC Global Education Trust launched ‘Future First’, a five-year programme designed to help street children, children in care and orphans. HSBC’s operations around the world collaborate with local charitable organisations to make a lasting and beneficial difference by supporting projects that bring these children into the mainstream of society. The programme complements HSBC’s sustainable business development focus on poverty, for which a microfinance strategy was developed during 2006. To date, US$2 million has been allocated to 80 projects in 30 countries. These projects will benefit 37,000 children.

     In May 2007, the Group Chairman launched the HSBC Climate Partnership, committing US$100 million over five years to fund the work of The Climate Group, Earthwatch Institute, Smithsonian Tropical Research Institute and WWF to inspire action by individuals, businesses and governments around the world on the challenge of climate change. The HSBC Climate Partnership, which will strengthen the Group’s leadership position and help HSBC employees to use their business skills and climate change knowledge to build a more sustainable future, represents one of the largest single corporate donations to each of the charity partners and one of the largest employee engagement programmes by any organisation on climate change.

     HSBC participated in the Prince of Wales’ Accounting for Sustainability Project, which seeks to develop systems to help public and private sector organisations account more accurately for the wider social and environmental costs of their activities.

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

     Copies of, and information about, the Code are available from: BERR Publications Orderline, Admail 528, London SW1W 8YT; and the internet at www.payontime.co.uk/downloads/DTI_BPP_ brochure.pdf

     It is HSBC Holdings’ practice to organise payment to its suppliers through a central accounts function operated by its subsidiary, HSBC Bank. Included in the balance with HSBC Bank is the amount due to trade creditors which, at 31 December

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Corporate sustainability / Dividends, shareholders and meetings

2007, represented 22 days’ average daily purchases of goods and services received from such creditors, calculated in accordance with the Companies Act 1985, as amended by Statutory Instrument 1997/571.

Donations

During the year, HSBC made charitable donations totalling US$101 million (2006: US$86.3 million). Of this amount, US$36.8 million (2006: US$32.8 million) was given for charitable purposes in the UK. No political donations were made during the year.

     At the Annual General Meeting in 2007, shareholders renewed the authorities for HSBC Holdings and HSBC Bank to make EU political donations and incur EU political expenditure up to a maximum aggregate sum of £250,000 and £50,000 respectively as a precautionary measure in light of the wide definitions in The Political Parties, Elections and Referendums Act 2000. These authorities have not been used and will expire on the conclusion of the Annual General Meeting to be held in 2008.

Sustainability reporting

HSBC reports on its progress towards meeting the Group’s environmental reduction targets and provides information for stakeholders in the annual HSBC Sustainability Report (previously called the Corporate Responsibility Report). The contents of the report are informed by feedback from stakeholder engagement forums, and are prepared using the Global Reporting Initiative guidelines. The report is verified by an external assurance provider to demonstrate to stakeholders that the information disclosed in the report is complete and covers material aspects of HSBC’s business. The HSBC Sustainability Report 2007 will be available at www.hsbc.com/sustainabilityreport from June 2008.

Dividends, shareholders and meetings

Dividends for 2007

First, second and third interim dividends for 2007, each of US$0.17 per ordinary share, were paid on 5 July 2007, 4 October 2007 and 16 January 2008 respectively. Note 12 on the Financial Statements gives more information on the dividends declared in 2007. On 3 March 2008, the Directors declared a fourth interim dividend for 2007 of US$0.39 per ordinary share in lieu of a final dividend, which will be payable on 7 May 2008 in cash in US dollars, or in sterling or Hong Kong dollars at exchange rates to be determined on 28 April 2008, with a scrip dividend alternative. As the fourth interim dividend for 2007 was declared after the balance sheet date it has not been included as a creditor at 31 December 2007. The reserves available for distribution at 31 December 2007 are US$15,551 million.

     A quarterly dividend of US$15.50 per 6.20 per cent non-cumulative US dollar preference share, Series A (‘Series A dollar preference share’), equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A dollar preference share, was paid on 15 March, 15 June, 17 September and 17 December 2007.

Dividends for 2008

The proposed timetable for interim dividends in respect of 2008 on the ordinary shares of US$0.50 is set out in the Shareholder Information section on page 454.

     A quarterly dividend of US$15.50 per Series A dollar preference share (equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one -fortieth of a Series A dollar preference share) was declared on 13 February 2008 for payment on 17 March 2008.

Communication with shareholders

Communication with shareholders is given high priority. Extensive information about HSBC’s activities is provided in the Annual Report and Accounts , Annual Review and the Interim Report which are sent to shareholders and are available on www.hsbc.com. There is regular dialogue with institutional investors and enquiries from individuals on matters relating to their shareholdings and the business of HSBC are welcomed and are dealt with in an informative and timely manner. All shareholders are encouraged to attend the Annual General Meeting or the informal meeting of shareholders held in Hong Kong to discuss the progress of HSBC.

Notifiable interests in share capital

As at 3 March 2008, the following disclosures of major holdings of voting rights have been made to the Company pursuant to the requirements of the Financial Services Authority Disclosure and Transparency Rule 5:

•	Singularis Holdings Limited; AWAL Trust Company Limited; and Maan Abdulwahed Al-Sanea gave notice on 16 April 2007 that it had an indirect interest on 16 April 2007 in 360,055,575 HSBC Holdings ordinary shares, representing 3.11 per cent of the ordinary shares

Back to Contents

in issue at that date.

•	Barclays PLC gave notice on 17 April 2007 that it had an indirect interest on 16 April 2007 in 518,233,657 HSBC Holdings ordinary shares, representing 4.47 per cent of the ordinary shares in issue at that date.

•	Legal & General Group Plc gave notice on 14 August 2007 that it had a direct interest on 8 August 2007 in 480,363,459 HSBC Holdings ordinary shares, representing 4.08 per cent of the ordinary shares in issue at that date.

     There are no notifiable interests in the equity share capital recorded in the register maintained under section 336 of the Securities and Futures Ordinance of Hong Kong.

     In compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited at least 25 per cent of the total issued share capital of HSBC Holdings has been held by the public at all times during 2007 and up to the date of this Report.

Dealings in HSBC Holdings shares

Except for dealings as intermediaries by HSBC Bank, HSBC Financial Products (France) and The Hongkong and Shanghai Banking Corporation, which are members of a European Economic Area exchange, neither HSBC Holdings nor any subsidiary has bought, sold or redeemed any securities of HSBC Holdings during the year ended 31 December 2007.

Annual General Meeting

The Annual General Meeting of HSBC Holdings will be held at the Barbican Hall, Barbican Centre, London EC2 on 30 May 2008 at 11.00am.

     An informal meeting of shareholders will be held at Level 28, 1 Queen’s Road Central, Hong Kong on Tuesday 27 May 2008 at 4.30pm.

     Resolutions to receive the Annual Report and Accounts , approve the Directors’ Remuneration Report, re-elect Directors and reappoint KPMG Audit Plc as Auditor will be submitted to the Annual General Meeting. KPMG Audit Plc has expressed its willingness to continue in office and the Group Audit Committee and the Board have recommended that KPMG Audit Plc be reappointed. Resolutions will also be submitted to the Annual General Meeting to renew the authorities for the allotment of shares, the disapplication of pre-emption rights and the purchase of ordinary shares. In addition, resolutions will be proposed to amend The HSBC Share Plan and to seek approval for changes to the Articles of Association.

     A live webcast of the Annual General Meeting will be available on www.hsbc.com. From shortly after the conclusion of the Meeting until 30 June 2008 a recording of the proceedings will be available on www.hsbc.com.

On behalf of the Board
S K Green, Group Chairman	3 March 2008

Back to Contents

H S B C H O L D I N G S P L C

Directors’ Remuneration Report

Remuneration committee / Principles / Executive Directors > Remuneration from 2008

Remuneration Committee

The Remuneration Committee meets regularly to consider human resource issues, particularly terms and conditions of employment, remuneration and retirement benefits. Within the authority delegated by the Board, the Committee is responsible for approving the remuneration policy of HSBC including the terms of bonus plans, share plans and other long-term incentive plans and for agreeing the individual remuneration packages of executive Directors and other senior Group employees. No Directors are involved in deciding their own remuneration.

     Following each meeting the Committee reports to the Board on its activities. The terms of reference of the Committee are available at www.hsbc.com/boardcommittees.

     The members of the Remuneration Committee throughout 2007 were Sir Mark Moody-Stuart (Chairman) and J D Coombe. At the conclusion of the Annual General Meeting on 25 May 2007 W K L Fung and S Hintze retired as members of the Committee and G Morgan became a member of the Committee.

     There were eight meetings of the Remuneration Committee during 2007. The table on page 296 gives details of Directors’ attendance at these meetings.

     In July 2007, following a competitive tender process, Mercer Limited, a firm of specialist human resources consultants, was appointed by the

Committee to provide independent advice on executive remuneration issues. As a global firm, Mercer also provides other remuneration consulting services to various parts of HSBC. Towers Perrin continues to provide remuneration data to the Remuneration Committee. Other consultants are used from time to time to advise on specific issues. During the year the Group Chief Executive provided regular briefings to the Remuneration Committee. The Committee received advice from the Group General Manager, Human Resources, being P Boyles until June 2007 and thereafter A Almeida, and the Head of Group Performance and Reward, J Beadle.

Overall principles

In carrying out its responsibilities, the Remuneration Committee applies the following key principles:

•	to ensure that the total remuneration package (salary, bonus, long-term incentive awards and other benefits) is competitive in relation to comparable organisations in each of the markets in which HSBC operates;

•	to offer fair and realistic salaries with a focus on variable pay, differentiated by performance;

•	through awards of shares to recognise high performance, retain key talent and provide alignment with the interests of shareholders; and

•	to follow a policy of moving progressively from defined benefit to defined contribution pension schemes.

     The Committee also considers corporate performance on environmental, social and governance factors when determining the executive Directors’ remuneration. In addition, the Remuneration Committee has oversight that the incentive structure for senior management does not raise environmental, social and governance risks by inadvertently motivating irresponsible behaviour.

Executive Directors

Proposed changes to remuneration arrangements from 2008

In July 2007, the Remuneration Committee requested that Mercer conduct a comprehensive assessment of the remuneration arrangements of the executive Directors and other senior executives. The objective was to ensure close alignment with HSBC’s business strategy, taking into account competitive market practice.

     As part of this review, the Committee updated the remuneration comparator group to reflect more accurately the market in which the Company

Back to Contents

competes for executive talent. This group will comprise nine global financial services companies, namely Banco Santander, Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Royal Bank of Scotland, Standard Chartered and UBS. These companies were selected on the basis of their broadly similar business coverage, size and international scope.

     While in general HSBC salaries for executive Directors were in the upper quartile of this comparator group, total cash (base salary and bonus) and total compensation (base salary, cash bonus and the expected value of long-term incentive awards) were generally at the lower quartile.

     The Committee concluded that while the overall remuneration principles described above remain appropriate, the remuneration strategy should be refined by targeting base salary at the market median of the comparator group, while providing an opportunity for top quartile total compensation for higher levels of performance. At the same time, a greater proportion of total compensation will be share based, and shareholding requirements will be increased.

In order to achieve this, the following steps are proposed:

•	For the executive Directors in place at the end of 2007, where base salaries are above market median no increases are being made in 2008. This applies to the Group Chairman, Group Chief Executive and Group Finance Director;

•	The maximum annual bonus opportunity will be increased from 250 to 400 per cent of salary for the Group Chief Executive and Group Finance Director, with the criteria for bonus awards being made more specific and 40 per cent of any award being deferred into HSBC Restricted Shares;

•	The performance measures and vesting conditions attached to long-term incentive awards of Performance Shares under The HSBC Share Plan will be amended in order to further align the reward of senior executives to the achievement of HSBC’s strategy and the interests of its shareholders; and

•	The required shareholding of senior executives under the share ownership guidelines will be increased to the equivalent of four to five times base salary to demonstrate further alignment with shareholders.

     This proposed policy would generally apply to all executive Directors from 2008 onwards. Under the proposed arrangements, the performance-related proportion of the remuneration package will increase with the performance-related elements making up around 80 per cent of the remuneration package. Under the current arrangements, the performance-related proportion of the remuneration package is typically around 70 per cent of total compensation.

     The arrangements for S T Gulliver, who has been appointed a Director with effect from 1 May 2008, will reflect the market practice in the Global Banking and Markets sector where a greater performance-related element is typical.

     The net effect of these changes would mean, for example, that the Group Chief Executive’s total compensation, on an expected value basis, would be at market median of the comparator group, but with a significantly higher proportion of share-based compensation than the group.

     As part of the Company’s on-going commitment to shareholder engagement, the largest institutional shareholders, representing approximately 50 per cent of the share capital of HSBC Holdings, the Association of British Insurers and the National Association of Pension Funds, are being consulted on these proposals. The planned implementation of these changes will be as follows:

Salary

As stated above, in 2008, in view of the current competitive positioning of base salaries, the Remuneration Committee will not increase base salaries for the executive Directors in place at the end of 2007.

     The base salaries for executive Directors appointed to the Board after the 2007 financial year will be set in light of the overall remuneration principles set out above.

     Any future salary increases will be considered in the light of the remuneration strategy, which targets base salary at market median, and the market data from the remuneration comparator group.

     A similar approach has been adopted for other senior executives across the Group.

Annual bonus

From the 2008 performance year, objectives will be set and assessed using a ‘balanced scorecard’. This will include financial and non-financial performance measures, with an emphasis on tangible, measurable targets to ensure the appropriate alignment with HSBC’s strategy in the assessment of annual bonus

Back to Contents

H S B C H O L D I N G S P L C

Directors’ Remuneration Report (continued)

Executive Directors > Current arrangements / Performance conditions awards. Example measures for the Group Chief Executive are set out below:

Financial	Customer
• EPS	• Customer recommendation
• ROE	• Brand health
• Cost efficiency ratio

Process	People
• Operational losses	• Employee engagement
• Regulatory relationship	• Leadership

     The Committee intends to provide significantly greater transparency in subsequent Reports regarding both the performance measures and the achievement against performance targets, together with a commentary on the resulting levels of bonus awards.

Long-term incentive plan

The long-term incentive plan (‘LTIP’) was last reviewed in 2005 when, with the adoption of The HSBC Share Plan, a growth in earnings per share measure (‘EPS’) was introduced alongside Total Shareholder Return (‘TSR’) relative to a peer group of 28 banks.

     The Committee is proposing changes to the performance measures and vesting conditions of the long-term incentive awards of Performance Shares under The HSBC Share Plan, the details of which will be described in the circular containing the Notice of the 2008 Annual General Meeting, which is expected to be sent to shareholders in April 2008, and submitted to shareholder vote at that Meeting.

     Awards will be granted to executive Directors and other senior executives shortly after the Meeting. These will be made under the amended Plan subject to the proposed changes to the Plan receiving shareholder approval.

Current arrangements

Salary

The Committee reviews salary levels for executive Directors each year.

     As described above, the Remuneration Committee will not increase base salaries for current executive Directors in 2008.

	2008	2007
	£000	£000

D J Flint	700	700
M F Geoghegan	1,070	1,070
S K Green	1,250	1,250

Annual cash bonus

The annual cash bonus for executive Directors is based upon individual performance as well as performance measured against a number of key financial targets for the Group, including financial (e.g. revenue growth, economic profit and cost efficiency). Annual bonus payments are not pensionable.

     The Committee took into account the Group’s absolute performance and relative performance compared to its peers in a challenging operating environment, in setting the overall bonus payment levels.

     There were significant increases in profit before tax, earnings per share and improvements in cost efficiencies during 2007. During that year management moved effectively to resolve the issues identified in late 2006 in the United States in relation to consumer lending, and to anticipate and respond to the sector-wide liquidity crisis.

     On this basis, the Remuneration Committee approved annual bonus payments for the following executive Directors in 2008 in respect of 2007 performance (payments made in 2007 in respect of 2006 performance are shown for reference):

	2008	2007
	£000	£000

D J Flint	800	500
M F Geoghe gan	2,140	1,750

Chairman’s variable compensation

The Committee has determined, at the request of the Chairman, that future variable compensation payments to the Chairman will be delivered exclusively through Performance Share awards given the key focus of the role of the Chairman in the formation and management of Group strategy.

     The Remuneration Committee approved an annual bonus payment for the Chairman for 2008, in respect of 2007 performance, that was unchanged from the prior performance year as indicated in the table below (the payment made in 2007 in respect of 2006 performance is shown for reference):

	2008	2007
	£000	£000

S K Green	1,750	1,750

Long-term incentive plan

Under The HSBC Share Plan, executive Directors, as with other participants in the Plan, are eligible to receive awards of Performance Shares with a face value at grant of up to a maximum of seven times

Back to Contents

salary. The individual awards received in any one year are based on market competitive information and individual performance. The face and expected values of individual awards made in 2007 are set out in the table below (awards made in 2006 are shown for reference).

2007 awards
	Face value		Expected value[1]

	2007	2006	2007	2006
	£000	£000	£000	£000

D J Flint	2,200	1,600	968	704
M F Geoghegan[2]	5,000	2,000	2,200	880
S K Green[3]	3,750	2,500	1,650	1,100

Total	10,950	6,100	4,818	2,684

1	44 per cent of the face value.
2	M F Geoghegan’s 2006 award relates to his position as Chief Executive of HSBC Bank plc, prior to his current role as Group Chief Executive of HSBC Holdings.
3	S K Green’s 2006 award relates to his position as Group Chief Executive.

     Vesting of the awards is subject to the performance conditions described in the next section being met. Shares released will include additional shares equivalent to the value of the dividends payable on the vested shares over the performance period.

Performance conditions

Arrangements from 2005 to 2007

Vesting of the awards of Performance Shares under The HSBC Share Plan is based on two independent measures, relative TSR and growth in EPS. The performance conditions are measured over a three-year performance period and awards forfeited to the extent that they have not been met. The vesting of 50 per cent of the awards is based on TSR and the remaining 50 per cent on growth in EPS.

TSR award

The comparator group of 28 banks for the TSR award comprises the largest banks in the world, on the basis of their market capitalisation, their geographic spread and the nature of their activities:

ABN AMRO	Mitsubishi Tokyo Financial Group
Banco Santander	Mizuho Financial Group
Bank of America	Morgan Stanley
Bank of New York	National Australia Bank
Barclays	Royal Bank of Canada
BBVA	Royal Bank of Scotland
BNP Paribas	Société Générale
Citigroup	Standard Chartered
Crédit Agricole	UBS
Credit Suisse Group	UniCredito Italiano
Deutsche Bank	US Bancorp
HBOS	Wachovia
JP Morgan Chase	Wells Fargo
Lloyds TSB	Westpac Banking Corporation

     The extent to which the TSR award will vest will be determined on a sliding scale based on

HSBC’s relative TSR ranking, measured over the three years, against the comparator group as shown below:

If HSBC’s performance	Proportion of TSR Award
matches	vesting [1]

Banks ranking 1st to 7th	100%
Bank ranking 8th	90%
Bank ranking 9th	80%
Bank ranking 10th	70%
Bank ranking 11th	60%
Bank ranking 12th	50%
Bank ranking 13th	40%
Bank ranking 14th	30%
Banks ranking below 14th	nil

1	Vesting will occur in a straight line where HSBC’s performance falls between these incremental steps.

EPS award

The method for calculating EPS growth has been summarised in narrative form in the 2005 and 2006 Directors’ Remuneration Reports, as well as in the circular containing the Notice of Annual General Meeting for 2005.

     This year’s Report sets out more information (including a graph and an example) on the method of calculation of EPS growth in light of some questions from shareholders on the operation of this element. The Committee regrets if there has been any misunderstanding, but wishes to reassure shareholders that the method of calculation, which is set out in the rules of The HSBC Share Plan, has remained unchanged since the Plan was adopted. Further, before introducing the Plan in 2005, the Committee consulted extensively with major shareholders and their representative bodies in line with best practice, and the rules of the Plan including worked examples of the EPS calculation were available for inspection at the time.

Back to Contents

H S B C H O L D I N G S P L C

Directors’ Remuneration Report (continued)

Executive Directors > Performance conditions / TSR

     The percentage of the conditional award vesting will depend upon the absolute growth in EPS achieved over the three years (‘the performance period’). 30 per cent of the conditional shares will vest if the incremental EPS over the performance period is 24 per cent or more of EPS in the base year. The percentage of shares vesting will rise on a straight line proportionate basis to 100 per cent if HSBC’s incremental EPS over the performance period is 52 per cent or more of EPS in the base year. In the interests of clarity, this has been set out in graphical form in the chart below.

     For the EPS element of the award, the base measure shall be EPS for the financial year preceding that in which the award is made (‘the base year’). Absolute growth in EPS will then be compared with the base year over three consecutive financial years commencing with the year in which the award is made. Incremental EPS will be calculated by expressing as a percentage of the EPS of the base year the difference each year of the three-year performance period between the EPS of that year and the EPS of the base year. These percentages will then be aggregated to arrive at the total incremental EPS for the performance period. As illustrated in the table below, an incremental EPS of 51 per cent over three years would equate to a compound annual growth rate of 8 per cent.

Percentage difference between:						Total
incremental
Year 1 EPS		Year 2 EPS		Year 3 EPS		EPS for the
and Base Year		and Base Year		and Base year		performance
EPS	+	EPS	+	EPS	=	period
8%		17%		26%		51%

Illustration of incremental EPS of 51 per cent over three years.

     If EPS in any of the Years 1, 2 or 3 is below the base year, then the percentage difference between that particular year and the base year is negative.

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

     In addition, awards will not vest unless the Remuneration Committee is satisfied that HSBC Holdings’ financial performance has shown a sustained improvement in the period since the award date. In determining whether HSBC Holdings has achieved a sustained improvement in performance the Remuneration Committee will take account of all relevant factors but in particular comparisons against the comparator group in areas such as revenue growth and mix, cost efficiency, credit performance, cash return on cash invested, dividend performance and TSR.

     If events occur which cause the Remuneration Committee to consider that a performance condition has become unfair or impractical in either direction, the right is reserved to the Remuneration Committee, if it considers it appropriate to do so, to amend, relax or waive the condition.

     Awards will vest in full immediately in cases of death. In the event of redundancy, retirement on grounds of injury or ill health, early retirement by agreement, normal retirement and where a participant ceases to be employed by HSBC due to a company ceasing to be part of HSBC, awards will normally vest at the end of the vesting period on a time-apportioned basis to the extent that the TSR and EPS performance conditions have been satisfied. In the event of a change of control, awards will normally vest immediately and on a time-apportioned basis to the extent that the TSR performance condition has been satisfied. Awards will normally be forfeited if the participant is dismissed for cause or resigns from HSBC. In all these circumstances the Committee retains discretion to ensure fair and reasonable treatment.

Arrangements from 2002 to 2004

Between 2002 and 2004, awards of Performance Shares were made under the HSBC Holdings Restricted Share Plan 2000. Vesting was based on HSBC’s relative TSR performance over a three-year period from the date of the award, with full vesting of awards and transfer of shares to participants being no earlier than the fifth anniversary of the date of award.

     The initial performance period was three years from the date of award. Prior to 2004, awards were subject to re-testing on the fourth

Back to Contents

and fifth anniversaries of the date of award if the performance target was not met at the third anniversary. The awards made in 2004 had a three-year performance period with no re-testing.

The table below describes the outcome of the performance tests for the 2002, 2003 and 2004 awards:

	2002 award	2003 award	2004 award

First test (third anniversary)	March 2005, performance	March 2006, performance	March 2007, performance
	target met, awards vested in	target not met	target not met, and therefore
	2007		award forfeited
March 2007, performance
First re-test (fourth anniversary)	Already vested	target not met	No re-test

Second test (fifth anniversary)	Already vested	March 2008	No re-test

     In addition to these performance conditions, none of the outstanding awards will vest unless the Remuneration Committee is satisfied that, during the performance period, HSBC Holdings has achieved sustained growth. The Remuneration Committee retains discretion to recommend early release of shares awarded in certain circumstances, for example, retirement, redundancy or ill health. When events occur which cause the Remuneration Committee to consider that the performance conditions have become unfair or impractical, the right is reserved for the Committee to amend or substitute the performance conditions.

Funding

The Company’s policy is to fund long-term incentive awards of Performance Shares and Restricted Shares under The HSBC Share Plan through employee benefit trusts which undertake market purchases of HSBC Holdings’ shares. The dilution limits set out in the HSBC share plans comply with the Association of British Insurers’ guidelines.

Total Shareholder Return

The graphs below show how HSBC has performed against the benchmark TSR used to determine vesting for the 2004 Performance Share awards and the FTSE 100 Index.

Graph 1: HSBC TSR and Benchmark TSR

Graph 2: HSBC TSR and FTSE 100 Index

     Pursuant to the Directors’ Remuneration Report Regulations 2002, Graph 2 shows HSBC’s TSR performance against the FTSE 100 Index, for the five-year period ended 31 December 2007. The FTSE 100 has been chosen as this is a recognised broad equity market index of which HSBC Holdings is a member.

Pensions

The normal retirement age for executive Directors is 65. The pension entitlements earned by the executive Directors during the year are set out on page 330.

Share ownership guidelines

In line with a focus on highly leveraged variable pay, HSBC operates a formal share ownership policy, expressed as a number of shares, for the executive Directors and the Group Managing Directors. The Committee believes that material levels of share ownership by executives create a community of interest between the leadership team and shareholder. The executive Directors and Group Managing Directors are therefore required to build and retain the following shareholdings:

Back to Contents

H S B C H O L D I N G S P L C

Directors’ Remuneration Report (continued)

Executive Directors / Non-executive Directors / Directors emoluments

	Number of shares

		at 31
		December
	to be held	2007

Group Chairman	300,000	536,652
Group Chief Executive	300,000	385,189
Group Finance Director	100,000	112,781
Group Managing Directors	75,000	–	[1]

1	A majority of the Group Managing Directors exceed the expected holdings; where the holdings are below, the executives are within five years of their appointment and working towards the expected level.

     Under the guidelines, the shareholding is expected to be achieved within five years of the executive’s appointment or three years from the date of approval of the guidelines (May 2007), whichever is the later. All executive Directors and the majority of Group Managing Directors exceed the required shareholding. The Remuneration Committee will monitor compliance annually prior to approving any awards or vesting of Performance Shares. The Remuneration Committee will have full discretion in determining any penalties in case of non-compliance, which could include: a reduction of future awards of long-term incentives and/or an increase in the proportion of the annual bonus that is deferred into shares. Increases in the expected level of share ownership will be introduced as part of the refinements to reward strategy and structure from 2008 discussed above.

Service contracts

HSBC’s policy is to employ executive Directors on one-year rolling contracts although longer initial terms may be approved by the Remuneration Committee if considered appropriate. The Remuneration Committee will, consistent with the best interests of the Group, seek to minimise termination payments.

     S K Green, M F Geoghegan and D J Flint have rolling service contracts with a notice period of 12 months for either party save that D J Flint’s contract provides for nine months’ notice to be given by Mr Flint.

     In the event of early termination of employment of S K Green, M F Geoghegan, or D J Flint, other than for cause, HSBC is entitled to make a payment in lieu of notice equal in the case of D J Flint, to base salary and pension entitlement and in the case of S K Green and M F Geoghegan to base salary, pension entitlements and other benefits.

     In addition, on termination of employment by HSBC, other than for cause (or termination by either party within 12 months following a change of control), S K Green and M F Geoghegan will be eligible for a bonus calculated as not less than the average of the previous two years of bonus payments received, pro-rated for any part year worked to termination.

The dates of executive Directors’ service contracts are as follows:

Contract date
D J Flint	29 September 1995
M F Geoghegan	24 May 2007
S K Green	24 May 2007

Other directorships

Executive Directors, if so authorised by either the Nomination Committee or the Board, may accept appointments as non-executive directors of suitable companies which are not part of HSBC. Approval will not be given for executive Directors to accept a non-executive directorship of more than one FTSE 100 company. When considering a non-executive appointment, the Nomination Committee or Board will take into account the expected time commitment of such appointment. The time commitment for executive Directors’ external appointments will be reviewed as part of the annual Board review. Any remuneration receivable in respect of an external appointment is normally paid to HSBC, unless otherwise approved by the Remuneration Committee. D J Flint does not retain his fees as a non-executive Director of BP p.l.c.

Non-executive Directors

Non-executive Directors are appointed for fixed terms not exceeding three years, subject to their re-election by shareholders at Annual General Meetings. Non-executive directors have no service contract and are not eligible to participate in HSBC’s share plans. Current non-executive Directors’ terms of appointment will expire as follows: in 2008, Lord Butler, Baroness Dunn and Sir Brian Moffat; in 2009, W K L Fung, S W Newton, S M Robertson and Sir Brian Williamson; in 2010, R A Fairhead, Sir Mark Moody-Stuart and G Morgan; and in 2011, J D Coombe, J L Dúran, J W J Hughes-Hallett and W S H Laidlaw. S A Catz and N R N Murthy were appointed non-executive Directors with effect from 1 May 2008. Subject to their re-election by shareholders at the Annual General Meeting in 2008, their terms of appointment will expire in 2011.

Fees

Non-executive Directors’ fees are regularly reviewed and compared with other large international companies. The current fee, which was approved by shareholders in 2006, is £65,000 per annum.

Back to Contents

     A fee of £30,000 per annum is payable to the senior independent non-executive Director. In addition, non-executive Directors receive the following fees for service on Board Committees:

Chairman, Audit Committee	£50,000 p.a.
Member, Audit Committee	£20,000 p.a.

During 2007, seven meetings of the Group Audit Committee were held.

Chairman, Remuneration Committee	£40,000 p.a.
Member, Remuneration Committee	£20,000 p.a.

During 2007, eight meetings of the Remuneration Committee were held.

Chairman, Nomination Committee	£30,000 p.a.
Member, Nomination Committee	£20,000 p.a.

During 2007, two meetings of the Nomination Committee were held.

Chairman, Corporate Sustainability Committee	£30,000 p.a.
Member, Corporate Sustainability Committee	£20,000 p.a.

During 2007, five meetings of the Corporate Sustainability Committee were held.

Directors’ emoluments

The emoluments of the Directors of HSBC Holdings for 2007 were as follows:

					Benefits				Total	Total
	Fees	Salary	Allowance	[1]	in kind	[2]	Bonuses	[3]	2007	2006
	£000	£000	£000		£000		£000		£000	£000
Executive Directors
D J Flint	–	679	374		25		800		1,878	1,355
M F Geoghegan[4]	–	1,040	520		61		1,915		3,536	2,868
S K Green	–	1,250	–		12		1,750		3,012	2,934

Non-executive Directors
Lord Butler	103	–	–		–		–		103	115
R K F Ch’ien[5,6]	79	–	–		–		–		79	200
J D Coombe	105	–	–		–		–		105	97
Baroness Dunn	85	–	–		–		–		85	85
R A Fairhead	103	–	–		–		–		103	85
W K L Fung[7]	122	–	–		–		–		122	136
J F Gil Diáz[8]	–	–	–		–		–		–	–
S Hintze[5]	44	–	–		–		–		44	105
J W J Hughes-Hallett	97	–	–		–		–		97	77
Sir Brian Moffat	110	–	–		–		–		110	145
Sir Mark Moody-Stuart	125	–	–		–		–		125	125
G Morgan	77	–	–		–		–		77	16
S W Newton	77	–	–		–		–		77	65
S M Robertson	94	–	–		–		–		94	65
H Sohmen[5,9]	–	–	–		–		–		–	–
Sir Brian Williamson	91	–	–		–		–		91	85

Total[10]	1,312	2,969	894		98		4,465		9,738	11,485

Total (US$000) [10]	2,626	5,943	1,790		196		8,938		19,493	21,139

1	Executive allowance paid to fund personal pension arrangements.
2	Benefits in kind for executive Directors include provision of company car, medical insurance, other insurance cover, accountancy advice and travel assistance.
3	These discretionary bonuses are in respect of 2007. See page 324 for comparison with 2006.
4	In return for the prior waiver of part of his bonus, an employer contribution has been made into a pension arrangement for M F Geoghegan equal to £225,000 (2006: £215,000) which would otherwise have been paid.
5	Retired as a Director on 25 May 2007.
6	Includes fees as non-executive Chairman of HSBC Private Equity (Asia) Limited and as a non-executive Director of The Hongkong and Shanghai Banking Corporation.
7	Includes fees as a non-executive Director of The Hongkong and Shanghai Banking Corporation.
8	Appointed as a Director on 2 January 2007 and retired as a Director on 5 March 2007. J F Gil Diáz elected to waive any fees payable to him by HSBC Holdings (£10,833).
9	H Sohmen elected to waive any fees payable to him by HSBC Holdings (2007: £27,083; 2006: £65,000).
10	Total emoluments for 2006 include the emoluments of Directors who retired in that year.

Back to Contents

H S B C H O L D I N G S P L C

Directors’ Remuneration Report (continued)

Pensions / Share plans

Pensions

S K Green is entitled to receive benefits from an Employer-Funded Retirement Benefits Scheme (EFRBS). The benefits to which he is entitled from the HSBC Bank (UK) Pension Scheme but in respect of which he ceased membership on 5 April 2006, will be calculated based on completed service to the date of opting out and on pensionable salary calculated at the date employment with HSBC Holdings ceases. The intention of this arrangement is to provide benefits to Mr Green that would be broadly comparable to an accrual rate of one-

thirtieth of pensionable salary for each year of pensionable service.

     For M F Geoghegan an employer contribution was made to the HSBC Asia Holdings Pension Plan in respect of 2007 of £225,000 (2006: £215,000) arising entirely from a bonus sacrifice. There were no other employer contributions made to this plan. Mr Geoghegan receives an executive allowance of 50 per cent of annual basic salary to fund personal pension arrangements.

     D J Flint receives an executive allowance of 55 per cent of annual basic salary to fund personal pension arrangements.

										Transfer value
										(less personal
			Increase in					Increase of		contributions) at
			accrued	Transfer		Transfer		transfer value		31 December 2007
	Accrued	Increase in	pension	value		value		of accrued		relating to increase
	annual	accrued	during 2007,	of accrued		of accrued		pension (less		in accrued pensions
	pension at	pension	excluding	pension at		pension at		personal		during 2007,
	31 December	during	any increase	31 December		31 December		contributions)		excluding any
	2007	2007	for inflation	2006	[1]	2007	[1]	in 2007	[1]	increase for inflation	[1]
	£000	£000	£000	£000		£000		£000		£000

S K Green	628	42	19	11,082		12,780		1,698		383

1	The transfer value represents a liability of HSBC’s pension funds and not a sum paid or due to the individual; it cannot therefore meaningfully be added to annual remuneration.

     The following unfunded pension payments, in respect of which provision has been made, were made during 2007 to five former Directors of HSBC Holdings:

	2007	2006
	£	£

B H Asher	93,812	90,465
C F W de Croisset	194,077	178,344
R Delbridge	134,934	130,120
Sir Brian Pearse	56,269	54,261
Sir William Purves	99,310	95,767

	578,402	548,957

     The payments in respect of R Delbridge and Sir Brian Pearse were made by HSBC Bank plc as former Directors of that bank. The payment in respect of C F W de Croisset was made by HSBC France as a former Director of that bank.

Share plans

At 31 December 2007, the undernamed Directors held Performance Share awards and options to acquire the number of HSBC Holdings ordinary shares set against their respective names.

     The options under the HSBC Holdings Savings-Related Share Option Plan were awarded for nil consideration and are exercisable at a 20 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date. Under the Securities and Futures Ordinance of Hong Kong the options are categorised as ‘unlisted physically settled equity derivatives’. No options lapsed during the year and except as otherwise indicated, no options were awarded or exercised during the year. There are no performance criteria conditional upon which the outstanding options are exercisable.

     The market value of the ordinary shares at 31 December 2007 was £8.42. The highest and lowest market values during the year were £9.64 and £8.03. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date.

     Under the Securities and Futures Ordinance of Hong Kong, Performance Share awards under The HSBC Share Plan and the HSBC Holdings Restricted Share Plan 2000 are categorised as ‘the interests of a beneficiary of a Trust’.

Back to Contents

HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

						Options at	Options	Options		Options at
	Date of	Exercise	Exercisable		Exercisable	1 January	awarded	exercised		31 December
	award	price (£)	from	[1]	until	2007	during year	during year		2007

D J Flint	2 May 2002	6.3224	1 Aug 2007		31 Jan 2008	2,617	–	2,617	[2]	–
	24 Apr 2007	7.0872	1 Aug 2012		31 Jan 2013	–	2,310	–		2,310
S K Green	23 Apr 2003	5.3496	1 Aug 2008		31 Jan 2009	3,070	–	–		3,070

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	Options over 2,617 shares were exercised on 11 September 2007. At the date of exercise, the market value per share was £8.82.

The HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50
						Monetary
		Year in		Awards		value of
		which	Awards at	made		awards made	Awards at
	Date of	awards	1 January	during		during year	31 December
	award	may vest	2007	year	[1]	£000	2007	[2]

D J Flint	27 May 2005	2008	185,821	–		–	194,796
	6 Mar 2006	2009	167,220	–		–	175,296
	5 Mar 2007	2010	–	246,185		2,200	256,029
M F Geoghegan	27 May 2005	2008	247,761	–		–	259,728
	6 Mar 2006	2009	209,025	–		–	219,121
	5 Mar 2007	2010	–	559,513		5,000	581,884
S K Green	27 May 2005	2008	309,701	–		–	324,659
	6 Mar 2006	2009	261,280	–		–	273,900
	5 Mar 2007	2010	–	419,635		3,750	436,413

Vesting of these Performance Share awards is subject to the performance conditions describe d on page 325 being satisfied.
1	At the date of the award, 5 March 2007, the market value (closing price) per share was £8.96. The Trustee of the Plan purchased the shares at a price of £8.936358.
2	Includes additional shares arising from scrip dividends.

HSBC Holdings Restricted Share Plan 2000
HSBC Holdings ordinary shares of US$0.50
						Monetary
		Year in		Awards		value of
		which	Awards at	vested		awards vested	Awards at
	Date of	awards	1 January	during		during year	31 December
	award	may vest	2007	year	[1]	£000	2007	[1]

D J Flint	8 Mar 2002	2007	90,176	90,897	[2]	830	–
	5 Mar 2003	2008	129,917	–		–	136,192
	4 Mar 2004	2009	136,357	–		–	–	[3]
M F Geoghegan	8 Mar 2002	2007	45,089	45,449	[2]	414	–
	5 Mar 2003	2008	60,630	–		–	63,558
	4 Mar 2004	2009	102,268	–		–	–	[3]
S K Green	8 Mar 2002	2007	112,720	113,621	[2]	1,036	–
	5 Mar 2003	2008	129,917	–		–	136,192
	4 Mar 2004	2009	187,490	–		–	–	[3]

Vesting of these Performance Share awards is subject to the attainment of predetermined TSR targets over a three-year period from the date of the award. Full vesting and transfer of the shares will not generally occur until the fifth anniversary of the date of award. A benchmark for HSBC Holdings’ TSR, weighted by market capitalisation, was established which takes account of the TSR performance of: (1) a peer group of nine banks weighted by market capitalisation which were considered most relevant to HSBC in terms of size and international scope. For performance periods up to and including the one beginning in 2003, this group comprised ABN AMRO Holding N.V., The Bank of East Asia, Limited, Citigroup Inc., Deutsche Bank AG, JPMorgan Chase & Co., Lloyds TSB Group plc, Mitsubishi Tokyo Financial Group Inc., Oversea-Chinese Banking Corporation Limited and Standard Chartered PLC. To be more relevant to HSBC in terms of size and international scope, this peer group was amended for conditional awards made in 2004 by the replacement of Lloyds TSB Group plc,

Back to Contents

H S B C H O L D I N G S P L C

Directors’ Remuneration Report (continued)

Share plans / Statement of Directors’ Responsibilities

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

1	Includes additional shares arising from scrip dividends.
2	The performance conditions have been met and the shares have vested. At the date of vesting, 8 March 2007, the market value per share was £9.12. At the date of the award, 8 March 2002, the market value per share was £8.34.
3	The performance conditions for awards made in 2004 were not met and, under the rules of the Plan, the awards held by D J Flint (137,447 shares), M F Geoghegan (103,086 shares) and S K Green (188,990 shares) were forfeited on 4 April 2007.

On behalf of the Board
3 March 2008
Sir Mark Moody-Stuart, Chairman of Remuneration Committee

Back to Contents

H S B C H O L D I N G S P L C

Statement of Directors’ Responsibilities in respect of the Annual Report and Accounts 2007 and the Financial Statements

The following statement, which should be read in conjunction with the Auditors’ statement of their responsibilities set out in their report on pages 334 and 335, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the financial statements.

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

     The Group and parent company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position of the Group and the parent company and the performance for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation. In addition, in order to meet certain US requirements, we are required to present our financial statements in accordance with IFRSs as adopted by the International Accounting Standards Board (‘IASB’). Currently, there are no differences in application to HSBC between IFRS endorsed by the EU and IFRS issued by the IASB.

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

     Under applicable law and regulations, the Directors also have responsibility for preparing a Directors’ Report, Directors’ Remuneration Report and the Corporate Governance statement on pages 289 to 332 that comply with that law and those regulations.

     The Directors have responsibility for the maintenance and integrity of the Annual Report and Accounts as they appear on the company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board	3 March 2008
R G Barber, Secretary

Back to Contents

H S B C H O L D I N G S P L C

Report of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of HSBC Holdings plc

We have audited the accompanying consolidated financial statements of HSBC Holdings plc and its subsidiary undertakings (together HSBC) on pages 337 to 452 which comprise the consolidated balance sheets as of 31 December 2007 and 2006, and the related consolidated income statements, consolidated cash flow statements and consolidated statements of recognized income and expense, for each of the years in the three-year period ended 31 December 2007, including the disclosures marked ‘audited’ within the critical accounting policies on pages 132 to 134, th e ‘Report of the Directors: The Management of Risk’ section on pages 192 to 288 and the ‘Off-balance sheet arrangements and special purpose entities’ section on pages 183 to 191. We have also audited HSBC’s internal control over financial reporting as of 31 December 2007, based on the framework for Directors’ internal control evaluation contained within the Combined Code (The Revised Turnbull Guidance), and the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). HSBC’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment of Internal Controls. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the effectiveness of HSBC's internal control over financial reporting based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on assessed risk. Our audits also included performing other such procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HSBC as of 31 December 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2007, in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and IFRSs as issued by the International Accounting Standards Board (IASB). Also in our opinion, HSBC maintained, in all material respects, effective internal control over financial reporting as of 31 December 2007, based on the framework for Directors’ internal control evaluation contained within the Combined Code (The Revised Turnbull Guidance) and the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG Audit Plc
London, England
3 March 2008

Back to Contents

This page is intentionally left blank

Back to Contents

H S B C H O L D I N G S P L C

Financial Statements

Back to Contents

Consolidated income statement for the year ended 31 December 2007
		2007	2006	2005
	Notes	US$m	US$m	US$m

Interest income		92,359	75,879	60,094
Interest expense		(54,564)	(41,393)	(28,760)
Net interest income		37,795	34,486	31,334
Fee income		26,337	21,080	17,486
Fee expense		(4,335)	(3,898)	(3,030)
Net fee income		22,002	17,182	14,456
Trading income excluding net interest income		4,458	5,619	3,656
Net interest income on trading activities		5,376	2,603	2,208
Net trading income		9,834	8,222	5,864
Net income from financial instruments designated at fair value	3	4,083	657	1,034
Gains less losses from financial investments		1,956	969	692
Gains arising from dilution of interests in associates	4	1,092	–	–
Dividend income		324	340	155
Net earned insurance premiums	5	9,076	5,668	5,436
Other operating income		1,439	2,546	2,733

Total operating income		87,601	70,070	61,704
Net insurance claims incurred and movement in liabilities to policyholders	6	(8,608)	(4,704)	(4,067)

Net operating income before loan impairment charges and other credit risk provisions		78,993	65,366	57,637
Loan impairment charges and other credit risk provisions		(17,242)	(10,573)	(7,801)

Net operating income	7	61,751	54,793	49,836

Employee compensation and benefits	8	(21,334)	(18,500)	(16,145)
General and administrative expenses	9	(15,294)	(12,823)	(11,183)
Depreciation and impairment of property, plant and equipment	23	(1,714)	(1,514)	(1,632)
Amortisation and impairment of intangible assets	22	(700)	(716)	(554)

Total operating expenses		(39,042)	(33,553)	(29,514)

Operating profit		22,709	21,240	20,322
Share of profit in associates and joint ventures	21	1,503	846	644

Profit before tax		24,212	22,086	20,966
Tax expense	11	(3,757)	(5,215)	(5,093)

Profit for the year		20,455	16,871	15,873

Profit attributable to shareholders of the parent company		19,133	15,789	15,081
Profit attributable to minority interests		1,322	1,082	792

		US$	US$	US$

Basic earnings per ordinary share	13	1.65	1.40	1.36
Diluted earnings per ordinary share	13	1.63	1.39	1.35
Dividends per ordinary share	12	0.87	0.76	0.69

The accompanying notes on pages 344 to 452, the audited sections of the ‘Report of the Directors: The Management of Risk’ on pages 192 to 288, ‘Critical accounting policies’ on pages 132 to 134 and ‘Off-balance sheet arrangements and special purpose entities’ on pages 183 to 191 form an integral part of these financial statements.

Back to Contents

H S B C H O L D I N G S P L C

Financial Statements (continued)

Consolidated balance sheet at 31 December 2007
		2007	2006
	Notes	US$m	US$m
ASSETS
Cash and balances at central banks		21,765	12,732
Items in the course of collection from other banks		9,777	14,144
Hong Kong Government certificates of indebtedness		13,893	13,165
Trading assets	16	445,968	328,147
Financial assets designated at fair value	17	41,564	20,573
Derivatives	18	187,854	103,702
Loans and advances to banks	33	237,366	185,205
Loans and advances to customers	33	981,548	868,133
Financial investments	19	283,000	204,806
Interests in associates and joint ventures	21	10,384	8,396
Goodwill and intangible assets	22	39,689	37,335
Property, plant and equipment	23	15,694	16,424
Other assets	25	39,493	29,823
Current tax asset		896	380
Deferred tax asset	11	5,284	3,241
Prepayments and accrued income		20,091	14,552

Total assets		2,354,266	1,860,758

LIABILITIES AND EQUITY
Liabilities
Hong Kong currency notes in circulation		13,893	13,165
Deposits by banks	33	132,181	99,694
Customer accounts	33	1,096,140	896,834
Items in the course of transmission to other banks		8,672	12,625
Trading liabilities	26	314,580	226,608
Financial liabilities designated at fair value	27	89,939	70,211
Derivatives	18	183,393	101,478
Debt securities in issue	28	246,579	230,325
Retirement benefit liabilities	8	2,893	5,555
Other liabilities	29	35,013	28,019
Current tax liability		2,559	1,805
Liabilities under insurance contracts	30	42,606	17,670
Accruals and deferred income		21,766	16,310
Provisions	31	1,958	1,763
Deferred tax liability	11	1,859	1,096
Subordinated liabilities	32	24,819	22,672

Total liabilities		2,218,850	1,745,830

Equity
Called up share capital	38	5,915	5,786
Share premium account	39	8,134	7,789
Other reserves	39	33,014	29,380
Retained earnings	39	81,097	65,397

Total shareholders’ equity		128,160	108,352
Minority interests	37	7,256	6,576

Total equity		135,416	114,928

Total equity and liabilities		2,354,266	1,860,758

The accompanying notes on pages 344 to 452, the audited sections of the ‘Report of the Directors: The Management of Risk’ on pages 192 to 288, ‘Critical accounting policies’ on pages 132 to 134 and ‘Off-balance sheet arrangements and special purpose entities’ on pages 183 to 191 form an integral part of these financial statements.

S K Green, Group Chairman

Back to Contents

Consolidated statement of recognised income and expense for the year ended 31 December 2007
		2007	2006	2005
		US$m	US$m	US$m
Available-for-sale investments:
–	fair value gains/(losses) taken to equity	756	1,582	(400)
–	fair value gains transferred to income statement on disposal or impairment	(1,740)	(644)	(240)
Cash flow hedges:
–	fair value gains/(losses) taken to equity	625	1,554	(92)
–	fair value gains transferred to income statement	(1,886)	(2,198)	(106)
Share of changes in equity of associates and joint ventures		372	20	161
Exchange differences		5,946	4,675	(4,257)
Actuarial gains/(losses) on defined benefit plans		2,167	(78)	(812)

		6,240	4,911	(5,746)
Tax on items taken directly to equity		(226)	(44)	437

Total income and expense taken to equity during the year		6,014	4,867	(5,309)
Profit for the year		20,455	16,871	15,873

Total recognised income and expense for the year		26,469	21,738	10,564
Effect of change in accounting policy
IFRSs transition adjustment at 1 January 2005[1]		–	–	(8,824)

		26,469	21,738	1,740

Total recognised income and expense for the year attributable to:
–	shareholders of the parent company	24,801	20,527	9,912
–	minority interests	1,668	1,211	652

		26,469	21,738	10,564

1	For an explanation of the IFRSs transition adjustment at 1 January 2005, see Note 46 on the Financial Statements in the Annual Report and Accounts 2005.

The accompanying notes on pages 344 to 452, the audited sections of the ‘Report of the Directors: The Management of Risk’ on pages 192 to 288, ‘Critical accounting policies’ on pages 132 to 134 and ‘Off-balance sheet arrangements and special purpose entities’ on pages 183 to 191 form an integral part of these financial statements.

Back to Contents

H S B C H O L D I N G S P L C

Financial Statements (continued)

Consolidated cash flow statement for the year ended 31 December 2007
		2007	2006	2005
	Notes	US$m	US$m	US$m
Cash flows from operating activities
Profit before tax		24,212	22,086	20,966
Adjustments for:
– non-cash items included in profit before tax	40	21,662	14,956	11,404
– change in operating assets	40	(176,538)	(175,317)	(91,753)
– change in operating liabilities	40	250,095	237,378	72,212
– elimination of exchange differences[1]		(18,563)	(12,114)	2,580
– net gain from investing activities		(2,209)	(2,014)	(692)
– share of profits in associates and joint ventures		(1,503)	(846)	(644)
– dividends received from associates		363	97	114
– contribution paid to defined benefit plans		(1,393)	(547)	(2,547)
– tax paid		(5,088)	(4,946)	(4,619)

Net cash from operating activities		91,038	78,733	7,021

Cash flows from investing activities
Purchase of financial investments		(260,980)	(286,316)	(378,103)
Proceeds from the sale and maturity of financial investments		238,647	273,774	368,696
Purchase of property, plant and equipment		(2,720)	(2,400)	(2,887)
Proceeds from the sale of property, plant and equipment		3,178	2,504	620
Proceeds from the sale of loan portfolios		1,665	2,048	–
Net purchase of intangible assets		(950)	(852)	(849)
Net cash outflow from acquisition of and increase in stake of subsidiaries		(623)	(1,185)	(1,662)
Net cash inflow from disposal of subsidiaries		187	62	705
Net cash outflow from acquisition of and increase in stake of associates		(351)	(585)	(2,569)
Net cash inflow from the consolidation of funds		1,600	–	–
Proceeds from disposal of associates		69	874	422

Net cash used in investing activities		(20,278)	(12,076)	(15,627)

Cash flows from financing activities
Issue of ordinary share capital		474	1,010	690
Issue of preference shares		–	374	1,298
Net purchases and sales of own shares for market-making and investment purposes		126	46	(55)
Purchases of own shares to meet share awards and share option awards		(636)	(575)	(766)
On exercise of share options		104	173	277
Subordinated loan capital issued		5,705	5,948	2,093
Subordinated loan capital repaid		(689)	(903)	(1,121)
Dividends paid to shareholders of the parent company		(6,003)	(5,927)	(5,935)
Dividends paid to minority interests		(718)	(710)	(508)

Net cash used in financing activities		(1,637)	(564)	(4,027)

Net increase/(decrease) in cash and cash equivalents		69,123	66,093	(12,633)

Cash and cash equivalents at 1 January		215,486	141,307	160,956
Exchange differences in respect of cash and cash equivalents		12,400	8,086	(7,016)

Cash and cash equivalents at 31 December	40	297,009	215,486	141,307

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by- line basis, as details cannot be determined without unreasonable expense.

The accompanying notes on pages 344 to 452, the audited sections of the ‘Report of the Directors: The Management of Risk’ on pages 192 to 288, ‘Critical accounting policies’ on pages 132 to 134 and ‘Off-balance sheet arrangements and special purpose entities’ on pages 183 to 191 form an integral part of these financial statements.

Back to Contents

HSBC Holdings balance sheet at 31 December 2007

			2006
		2007	(restated)
	Notes	US$m	US$m
ASSETS
Cash at bank and in hand:
– balances with HSBC undertakings		360	729
Derivatives	18	2,660	1,599
Loans and advances to HSBC undertakings	33	17,242	14,456
Financial investments		3,022	3,614
Investments in subsidiaries[1]	24	69,411	63,265
Property, plant and equipment		1	1
Other assets		21	25
Current tax assets		–	31
Deferred tax asset	11	7	35
Prepayments and accrued income		224	41

Total assets		92,948	83,796

LIABILITIES AND EQUITY
Liabilities
Amounts owed to HSBC undertakings	33	2,969	3,100
Financial liabilities designated at fair value	27	18,683	14,070
Derivatives	18	44	177
Other liabilities	29	1,405	1,517
Current tax liabilities		322	–
Accruals and deferred income		150	111
Subordinated liabilities	32	8,544	8,423

Total liabilities		32,117	27,398

Equity
Called up share capital	38	5,915	5,786
Share premium account		8,134	7,789
Merger reserve and other reserves		28,942	28,942
Other reserves		3,631	3,293
Retained earnings		14,209	10,588

Total equity		60,831	56,398

Total equity and liabilities		92,948	83,796

1	On 1 January 2007, HSBC Holdings adopted IFRIC 11. Comparative information has been restated accordingly. See Note 1a.

The accompanying notes on pages 344 to 452, the audited sections of the ‘Report of the Directors: The Management of Risk’ on pages 192 to 288, ‘Critical accounting policies’ on pages 132 to 134 and ‘Off-balance sheet arrangements and special purpose entities ’ on pages 183 to 191 form an integral part of these financial statements.

S K Green, Group Chairman

Back to Contents

H S B C H O L D I N G S P L C

Financial Statements (continued)

HSBC Holdings statement of changes in total equity for the year ended 31 December 2007

		2006
	2007	(restated)
	US$m	US$m
Called up share capital
At 1 January	5,786	5,667
Shares issued in connection with the early settlement of HSBC Finance 8.875 per cent Adjustable Conversion-Rate Equity Security Units	–	2
Shares issued under employee share plans	17	38
Shares issued in lieu of dividends	112	79

At 31 December	5,915	5,786

Share premium account
At 1 January	7,789	6,896
Shares issued under employee share plans	460	975
Shares issued in lieu of dividends and amounts arising thereon	(115)	(82)

At 31 December	8,134	7,789

Merger reserve and other reserves
At 1 January and 31 December	28,942	28,942

Other reserves
Available-for-sale fair value reserve
At 1 January	246	337
Fair value changes taken to equity[1]	246	(121)
Tax on items taken directly to equity[1]	(10)	30

At 31 December	482	246

Share-based payment reserve[2]
At 1 January	2,111	1,535
Exercise and lapse of share options and vesting of share awards	(751)	(623)
Cost of share-based payment arrangements	29	58
Equity investments granted to employees of subsidiaries under employee share plans	818	1,143
Other movements	(239)	(2)

At 31 December	1,968	2,111

Other paid-in capital
At 1 January	936	650
Exercise and lapse of share options	245	286

At 31 December	1,181	936

Total other reserves at 31 December	3,631	3,293

Retained earnings
At 1 January	10,588	9,501
Profit for the year attributable to shareholders	9,499	7,139
Dividends to shareholders of the parent company	(10,241)	(8,769)
Amounts arising on shares in lieu of dividends	4,354	2,528
Own shares adjustments	16	157
Tax on share based payments	(7)	9
Exchange differences and other movements[1]	–	23

At 31 December[3]	14,209	10,588

1	The total net income/(expense) taken directly to equity during the year was US$229 million (2006: US$(59) million).
2	On 1 January 2007, HSBC Holdings adopted IFRIC 11. Comparative information has been restated accordingly. See Note 1a.
3	Retained earnings include 30,706,713 (US$554 million) of own shares held to fund employee share plans (2006: 35,639,856, US$544 million).

The accompanying notes on pages 344 to 452, the audited sections of the ‘Report of the Directors: The Management of Risk’ on pa ges 192 to 288, ‘Critical accounting policies’ on pages 132 to 134 and ‘Off-balance sheet arrangements and special purpose entities ’ on pages 183 to 191 form an integral part of these financial statements.

Back to Contents

HSBC Holdings cash flow statement for the year ended 31 December 2007

		2007	2006
	Notes	US$m	US$m
Cash flows from operating activities
Profit before tax		9,598	6,974

Adjustments for:
– non-cash items included in profit before tax	40	10	58
– change in operating assets	40	(4,059)	(1,827)
– change in operating liabilities	40	179	1,056
– elimination of exchange differences[1]		(26)	(29)
– net gain from investing activities		(12)	(8)
– tax received		268	219

Net cash from operating activities		5,958	6,443

Cash flows from investing activities
Net cash outflow from acquisition of and increase in stake of subsidiaries		(5,133)	(4,440)

Net cash used in investing activities		(5,133)	(4,440)

Cash flows from financing activities
Issue of ordinary share capital		474	1,010
Purchases of own shares to meet share awards and share option awards		(96)	(46)
On exercise of share options		72	127
Subordinated loan capital issued		4,359	2,806
Dividends paid		(6,003)	(5,927)

Net cash used in financing activities		(1,194)	(2,030)

Net increase/(decrease) in cash and cash equivalents		(369)	(27)
Cash and cash equivalents at 1 January		729	756

Cash and cash equivalents at 31 December	40	360	729

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

The accompanying notes on pages 344 to 452, the audited sections of the ‘Report of the Directors: The Management of Risk’ on pages 192 to 288, ‘Critical accounting policies’ on pages 132 to 134 and ‘Off-balance sheet arrangements and special purpose entities’ on pages 183 to 191 form an integral part of these financial statements.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements

Note 1

1	Basis of preparation

	(a)	Compliance with International Financial Reporting Standards

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as published by the International Accounting Standards Board (‘IASB’) if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2007, there were no unendorsed standards effective for the year ended 31 December 2007 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2007 are prepared in accordance with IFRSs as issued by the IASB.

IFRSs comprise accounting standards issued by the IASB and its predecessor body and interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) and its predecessor body.

On 1 January 2007, HSBC adopted the following IFRIC interpretations:

• IFRIC 10 ‘Interim Financial Reporting and Impairment’, which had no significant effect on the consolidated financial statements of HSBC Holdings; and

• IFRIC 11 ‘Group and Treasury Share Transactions’ (‘IFRIC 11’). On application of this interpretation, HSBC Holdings recognises all share-based payment transactions as equity-settled in its separate financial statements. The adoption of IFRIC 11 had no effect on the consolidated financial statements of HSBC. However, in the separate financial statements of HSBC Holdings, the effect was to increase both ‘Investments in subsidiaries’ and ‘Share-based payment reserve’ by US$909 million in 2006. This change in accounting policy was made in accordance with the transitional provisions of IFRIC 11, which state that IFRIC 11 shall be applied retrospectively in accordance with IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, subject to the transitional provisions of IFRS 2 ‘Share-based Payment’.

	(b)	Differences between IFRSs and Hong Kong Financial Reporting Standards

As stated in Note 46, there are no significant differences between IFRSs and Hong Kong Financial Reporting Standards. The Notes on the Financial Statements, taken together with the Report of the Directors, include the aggregate of all disclosures necessary to satisfy IFRSs and Hong Kong reporting requirements.

	(c)	Presentation of information

Disclosures under IFRS 4 and IFRS 7 relating to the nature and extent of risks have been included in the audited sections of the ‘Report of the Directors: The Management of Risk’ on pages 192 to 288.

Capital disclosures under IAS 1 ‘Presentation of Financial Statements’ have been included in the audited sections of ‘Capital management and allocation’ on pages 282 to 288.

Disclosures relating to ‘Off-balance sheet arrangements and special purpose entities’ are set out below on pages 183 to 191 and are also audited.

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

The functional currency of HSBC Holdings plc is the US dollar, which is also the presentational currency of the consolidated financial statements of HSBC.

	(d)	Comparative information

As required by US public company reporting requirements, these consolidated financial statements include two years of comparative information for the consolidated income statement, consolidated cash flow statement, consolidated statement of recognised income and expense and related notes on the financial statements.

Back to Contents

(e)	Use of estimates and assumptions

The preparation of financial information requires the use of estimates and assumptions about future conditions. Use of available information and application of judgement are inherent in the formation of estimates. Actual results in the future may differ from those reported. In this regard, management believes that the critical accounting policies where judgement is necessarily applied are those which relate to loan impairment, goodwill impairment and the valuation of financial instruments (see ‘Critical Accounting Policies’ on pages 132 to 134 which form an integral part of these financial statements).

Further information about key assumptions concerning the future, and other key sources of estimation uncertainty, are set out in these notes on the financial statements.

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

• HSBC has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, HSBC has delegated these decision-making powers;

• HSBC has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

• HSBC retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

HSBC performs a re-assessment of consolidation whenever there is a change in the substance of the relationship between HSBC and an SPE.

All intra-HSBC transactions are eliminated on consolidation.

The consolidated financial statements of HSBC also include the attributable share of the results and reserves of joint ventures and associates. These are based on financial statements made up to 31 December, with the exception of the Bank of Communications, Ping An Insurance and Industrial Bank which are included on the basis of financial statements made up for the twelve months to 30 September. These are equity accounted three months in arrears in order to meet the requirements of the Group’s reporting timetable. HSBC has taken into account changes in the period from 1 October to 31 December that would have materially affected its results.

(g)	Future accounting developments

Standards and Interpretations issued by the IASB and endorsed by the EU

IFRS 8 ‘Operating Segments’ (‘IFRS 8’), which replaces IAS 14 ‘Segment Reporting’ (‘IAS 14’), was issued on 30 November 2006 and is effective for annual periods beginning on or after 1 January 2009. This standard specifies how an entity should report information about its operating segments, based on information about the

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 1 and 2

components of the entity that the chief operating decision maker uses to make operating decisions. HSBC currently presents two sets of segments in accordance with IAS 14, one geographical and one based on customer groups, which reflect the way the businesses of the Group are managed. HSBC expects to adopt IFRS 8 with effect from 1 January 2009, and will accordingly present segmental information which reflects the operating segments used to make operating decisions at that time.

Standards and Interpretations issued by the IASB but not endorsed by the EU

The IASB issued a revised IAS 23 ‘Borrowing Costs’ on 29 March 2007, which is applicable for annual periods beginning on or after 1 January 2009. The revised standard eliminates the option of recognising borrowing costs immediately as an expense, to the extent that they are directly attributable to the acquisition, construction or production of a qualifying asset. HSBC does not expect adoption of the revised standard to have a significant effect on the consolidated financial statements.

IFRIC 12 ‘Service Concession Arrangements’ (‘IFRIC 12’) was issued on 30 November 2006 and is effective for annual periods beginning on or after 1 January 2008. IFRIC 12 provides guidance on service concession arrangements by which a government or other public sector entity grants contracts for the supply of public services to private sector operators. IFRIC 12 addresses how service concession operators should apply existing IFRSs to account for the obligations they undertake and the rights they receive in service concession arrangements. IFRIC 12 is unlikely to have a significant effect on HSBC.

IFRIC 13 ‘Customer Loyalty Programmes’ (‘IFRIC 13’) was issued on 28 June 2007 and is effective for annual periods beginning on or after 1 July 2008. IFRIC 13 addresses how companies that grant their customers loyalty award credits (often called ‘points’) when buying goods or services should account for their obligation to provide free or discounted goods and services, if and when the customers redeem the points. IFRIC 13 requires companies to allocate some of the proceeds of the initial sale to the award credits and recognise these proceeds as revenue only when they have fulfilled their obligations to provide goods or se rvices. HSBC is currently assessing the effect of this interpretation on the consolidated financial statements.

IFRIC 14 ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ (‘IFRIC 14’) was issued on 5 July 2007 and is effective for annual periods beginning on or after 1 January 2008. IFRIC 14 provides guidance regarding the circumstances under which refunds and future reductions in contributions from a defined benefit plan can be regarded as available to an entity for the purpose of recognising a net defined benefit asset. Additionally, in jurisdictions where there is both a minimum funding requirement and restrictions over the amounts that companies can recover from the plan, either as refunds or reductions in contributions, additional liabilities may need to be recognised. HSBC is currently assessing the effect of this interpretation on the consolidated financial statements.

A revised IAS 1 ‘Presentation of Financial Statements’, which is applicable for annual periods beginning on or after 1 January 2009, was issued on 6 September 2007. The revised standard aims to improve users’ ability to analyse and compare information given in financial statements. Adoption of the revised standard will have no effect on the results reported in HSBC’s consolidated financial statements but will change the presentation of the results and financial position of HSBC in certain respects.

The IASB issued an amendment to IFRS 2 ‘Share-based Payment’ on 17 January 2008. The amendment, which is applicable for annual periods beginning on or after 1 January 2009, clarifies that vesting conditions comprise only service conditions and performance conditions. It also specifies the accounting treatment for a failure to meet a non-vesting condition. Adoption of the amendment is unlikely to have a significant effect on HSBC’s consolidated financial statements.

A revised IFRS 3 ‘Business Combinations’ and an amended IAS 27 ‘Consolidated and Separate Financial Statements’, were issued on 10 January 2008. The revisions to the standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual financial reporting period beginning on or after 1 July 2009. The main changes under the standards are that:

• acquisition-related costs are recognised as expenses in the income statement in the period they are incurred;

• equity interests held prior to control being obtained are remeasured to fair value at the time control is obtained, and any gain or loss is recognised in the income statement;

Back to Contents

		•	changes in a parent’s ownership interest in a subsidiary that do not result in a change of control are treated as transactions between equity holders and reported in equity; and

		•	An option is available, on a transaction-by-transaction basis, to measure any non-controlling interests (previously referred to as minority interests) in the entity acquired either at fair value, or at the non- controlling interest’s proportionate share of the net identifiable assets of the entity acquired.

		•	The effect that the changes will have on the results and financial position of HSBC will depend on the incidence and timing of business combinations occurring on or after 1 January 2010.

		•	The IASB issued amendments to IAS 32 ‘Financial Instruments: Presentation’ and IAS 1 ‘Presentation of Financial Statements’, – ‘Puttable Financial Instruments and Obligations Arising on Liquidation’, on 14 February 2008. The amendments are applicable for annual periods beginning on or after 1 January 2009. HSBC is currently assessing the effect of the amendments, if any, on the consolidated financial statements.

2	Summary of significant accounting policies

	(a)	Interest income and expense

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

	(b)	Non-interest income

HSBC earns fee income from a diverse range of services provided to its customers. Fee income is accounted for as follows:

		–	income earned on the execution of a significant act is recognised as revenue when the act is completed (for example, fees arising from negotiating, or participating in the negotiation of, a transaction for a third party, such as the arrangement for the acquisition of shares or other securities);

		–	income earned from the provision of services is recognised as revenue as the services are provided (for example, asset management, portfolio and other management advisory and service fees); and

		–	income which forms an integral part of the effective interest rate of a financial instrument is recognised as an adjustment to the effective interest rate (for example, certain loan commitment fees) and recorded in ‘Interest income’ (Note 2a).

Net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading, together with related interest income, expense and dividends.

Net income from financial instruments designated at fair value includes all gains and losses from changes in the fair value of financial assets and financial liabilities designated at fair value through profit or loss. Interest income and expense and dividend income arising on these financial instruments are also included, except for debt securities issued and derivatives managed in conjunction with debt securities issued. Interest on these instruments is presented in ‘Interest expense’.

Dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for equity securities.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 2

(c)	Segment reporting

HSBC is organised into five geographical regions, Europe, Hong Kong, Rest of Asia-Pacific, North America and Latin America, and manages its business through four customer groups: Personal Financial Services; Commercial Banking; Global Banking and Markets; and Private Banking. The main items reported in the ‘Other’ segment are the income and expenses of wholesale insurance operations, certain property activities, unallocated investment activities including hsbc.com, centrally held investment companies and HSBC’s holding company and financing operations. Segment income and expenses include transfers between geographical regions and transfers between customer groups. These transfers are conducted on arm’s length terms and conditions.

In HSBC’s segmental analysis of the income statement by customer groups and global businesses, net trading income comprises all gains and losses from changes in the fair value of financial asse ts and financial liabilities classified as held for trading, together with third party and intra-segment interest income and interest expense, and dividends received; in the consolidated income statement, intra-segment interest income and expense are eliminated.

(d)	Determination of fair value

All financial instruments are recognised initially at fair value. In the normal course of business, the fair value of a financial instrument on initial recognition is the transaction price (that is, the fair value of the consideration given or received). In certain circumstances, however, the fair value will be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets, such as interest rate yield curves, option volatilities and currency rates. When such evidence exists, HSBC recognises a trading gain or loss on inception of the financial instrument. When unobservable market data have a significant impact on the valuation of financial instruments, the entire initial difference in fair value indicated by the valuation model from the transaction price is not recognised immediately in the income statement but is recognised over the life of the transaction on an appropriate basis, or when the inputs become observable, or the transaction matures or is closed out, or when HSBC enters into an offsetting transaction.

Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for assets held and offer prices for liabilities issued. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. These include comparison with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. For financial instruments, fair values may be determined in whole or in part using valuation techniques based on assumptions that are not supported by prices from current market transactions or observable market data.

Factors such as bid-offer spread, credit profile and model uncertainty are taken into account, as appropriate, when fair values are calculated using valuation techniques. Valuation techniques incorporate assumptions that other market participants would use in their valuations, including assumptions about interest rate yield curves, exchange rates, volatilities, and prepayment and default rates. Where a portfolio of financial instruments has quoted prices in an active market, the fair value of the instruments are calculated as the product of the number of units and quoted price and no block discounts are made.

If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive, at which time it is recorded as a financial asset.

The fair values of financial liabilities are measured using quoted market prices where available, or using valuation techniques. These fair values include market participants’ assessments of th e appropriate credit spread to apply to HSBC’s liabilities. The amount of change during the period, and cumulatively, in the fair value of designated financial liabilities and loans and advances that is attributable to changes in their credit spread is determined as the amount of change in the fair value that is not attributable to changes in market conditions that give rise to market risk.

Back to Contents

(e)	Loans and advances to banks and customers

Loans and advances to banks and customers include loans and advances originated by HSBC which are not classified either as held for trading or designated at fair value. Loans and advances are recognised when cash is advanced to borrowers. They are derecognised when either borrowers repay their obligations, or the loans are sold or written off, or substantially all the risks and rewards of ownership are transferred. They are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest method, less impairment losses. Where loans and advances are hedged by derivatives designated and qualifying as fair value hedges, the carrying value of the loans and advances so hedged includes a fair value adjustment for the hedged risk only.

For certain leveraged finance and syndicated lending activities, HSBC may commit to underwrite loans on fixed contractual terms for specified periods of time, where the drawdown of the loan is contingent upon certain future events outside the control of HSBC. Where the loan arising from the lending commitment is expected to be held for trading, the commitment to lend is recorded as a trading derivative. Where it is not HSBC’s intention to trade the loan, a provision is only recorded where it is probable that HSBC will incur a loss as a result of the loan commitment. This may occur, for example, where a loss of principal is probable or the interest rate charged on the loan is lower than the cost of funding. On inception of the loan, the hold portion is recorded at its fair value. Where this fair value is lower than the cash amount advanced (for example, due to the rate of interest charged on the loan being below the market rate of interest), the write down is charged to the income statement. The write down will be recovered over the life of the loan, through the recognition of interest income using the effective interest rate method, unless the loan is impaired. The write down is recorded as a reduction to other operating income.

(f)	Impairment of loans and advances

Losses for impaired loans are recognised promptly when there is objective evidence that impairment of a loan or portfolio of loans has occurred. Impairment allowances are calculated on individual loans and on groups of loans assessed collectively. Impairment losses are recorded as charges to the income statement. The carrying amount of impaired loans on the balance sheet is reduced through the use of impairment allowance accounts. Losses expected from future events are not recognised.

Individually assessed loans and advances

For all loans that are considered individually significant, HSBC assesses on a case-by-case basis at each balance sheet date whether there is any objective evidence that a loan is impaired. For those loans where objective evidence of impairment exists, impairment losses are determined considering the following factors:

	–	HSBC’s aggregate exposure to the customer;

	–	the viability of the customer’s business model and their capacity to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations;

	–	the amount and timing of expected receipts and recoveries;

	–	the likely dividend available on liquidation or bankruptcy;

	–	the extent of other creditors’ commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;

	–	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

	–	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

	–	the likely deduction of any costs involved in recovery of amounts outstanding;

	–	the ability of the borrower to obtain, and make payments in, the currency of the loan if not denominated in local currency; and

	–	when available, the secondary market price of the debt.

Impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan’s current carrying amount.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 2

Collectively assessed loans and advances

Impairment is assessed on a collective basis in two circumstances:

–	to cover losses which have been incurred but have not yet been identified on loans subject to individual assessment; and
–	for homogeneous groups of loans that are not considered individually significant.

Incurred but not yet identified impairment

Individually assessed loans for which no evidence of loss has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss. This reflects impairment losses that HSBC has incurred as a result of events occurring before the balance sheet date, which HSBC is not able to identify on an individual loan basis, and that can be reliably estimated. These losses will only be individually identified in the future. As soon as information becomes available which identified losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment.

The collective impairment allowance is determined after taking into account:

–	historical loss experience in portfolios of similar credit risk characteristics (for example, by industry sector, loan grade or product);

–	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an appropriate allowance against the individual loan; and

–	management’s experienced judgement as to whether current economic and credit conditions are such that the actual level of inherent losses at the balance sheet date is likely to be greater or less than that suggested by historical experience.

The period between a loss occurring and its identification is estimated by local management for each identified portfolio.

Homogeneous groups of loans and advances
Statistical methods are used to determine impairment losses on a collective basis for homogeneous groups of loans that are not considered individually significant, because individual loan as sessment is impracticable. Losses in these groups of loans are recorded on an individual basis when individual loans are written off, at which point they are removed from the group. Two alternative methods are used to calculate allowances on a collective basis:

–	When appropriate empirical information is available, HSBC utilises roll rate methodology. This methodology employs statistical analyses of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of the events occurring before the balance sheet date which HSBC is not able to identify on an individual loan basis, and that can be reliably estimated. Under this methodology, loans are grouped into ranges according to the number of days past due, and statistical analysis is used to estimate the likelihood that loans in each range will progress through the various stages of delinquency and ultimately prove irrecoverable. The estimated loss is the difference between the present value of expected future cash flows, discounted at the original effective interest rate of the portfolio, and the carrying amount of the portfolio. Current economic conditions are also evaluated when calculating the appropriate level of allowance required to cover inherent loss. In certain highly developed markets, sophisticated models also take into account behavioural and account management trends as revealed in, for example, bankruptcy and rescheduling statistics.

–	In other cases, when the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll rate methodology, HSBC adopts a formulaic approach which allocates progressively higher percentage loss rates the longer a customer’s loan is overdue. Loss rates are based on historical experience.

In normal circumstances, historical experience provides the most objective and relevant information from which to assess inherent loss within each portfolio. In certain circumstances, historical loss experience provides less relevant information about the inherent loss in a given portfolio at the balance sheet date, for example, where

Back to Contents

there have been changes in economic, regulatory or behavioural conditions, such that the most recent trends in the portfolio risk factors are not fully reflected in the statistical models.

These additional portfolio risk factors may include recent loan portfolio growth and product mix, unemployment rates, bankruptcy trends, geographic concentrations, loan product features (such as the ability of borrowers to repay adjustable-rate loans where reset interest rates give rise to increases in interest charges), economic conditions such as national and local trends in housing markets and interest rates, portfolio seasoning, account management policies and practices, current levels of write-offs, changes in laws and regulations and other items which can affect customer payment patterns on outstanding loans, such as natural disasters. These risk factors, where relevant, are taken into account when calculating the appropriate level of impairment allowances by adjusting the impairment allowances derived solely from historical loss experience.

Roll rates, loss rates and the expected timing of future recoveries are regularly benchmarked against actual outcomes to ensure they remain appropriate.

Write-off of loans and advances

A loan (and the related impairment allowance account) is normally written off, either partially or in full, when there is no realistic prospect of recovery of the principal amount and, for a collateralised loan, when the proceeds from realising the security have been received.

Reversals of impairment

If the amount of an impairment loss decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognised, the excess is written back by reducing the loan impairment allowance account accordingly. The write back is recognised in the income statement.

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

Renegotiated loans

Loans subject to collective impairment assessment whose terms have been renegotiated are no longer considered past due, but are treated as new loans for measurement purposes once the minimum number of payments required under the new arrangements have been received. Loans subject to individual impairment assessment, whose terms have been renegotiated, are subject to ongoing review to determine whether they remain impaired or should be considered past due. The carrying amount of loans that have been classified as renegotiated retain this classification until maturity or derecognition.

(g)	Trading assets and trading liabilities

Treasury bills, debt securities, equity shares, loans, deposits, debt securities in issue, and short positions in securities are classified as held for trading if they have been acquired principally for the purpose of selling or repurchasing in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking. These financial assets or financial liabilities are recognised on trade date, when HSBC enters into contractual arrangements with counterparties to purchase or sell securities, and are normally derecognised when either sold (assets) or extinguished (liabilities). Measurement is initially at fair value, with transaction costs taken to the income statement. Subsequently, their fair values are remeasured, and all gains and losses from changes therein are recognised in the income statement in ‘Net trading income’ as they arise.

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

Long-term debt issues. The interest payable on certain fixed rate long-term debt securities issued has been matched with the interest on ‘receive fixed/pay variable’ interest rate swaps as part of a documented interest rate risk management strategy. An accounting mismatch would arise if the debt securities issued were accounted for at amortised cost, because the related derivatives are measured at fair value with changes in the fair value recognised in the income statement. By designating the long-term debt at fair value, the movement in the fair value of the long-term debt will also be recognised in the income statement.

Financial assets and financial liabilities under investment contracts . Liabilities to customers under linked contracts are determined based on the fair value of the assets held in the linked funds, with changes recognised in the income statement. If no designation was made for the assets relating to the customer liabilities they would be classified as available-for-sale and the changes in fair value would be recorded directly in equity. These financial instruments are managed on a fair value basis and management information is also prepared on this basis.

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

Treasury bills, debt securities and equity shares intended to be held on a continuing basis, other than those designated at fair value (Note 2h), are classified as available-for-sale or held-to-maturity. Financial investments are recognised on trade date, when HSBC enters into contractual arrangements with counterparties to purchase securities, and are normally derecognised when either the securities are sold or the borrowers repay their obligations.

	(i)	Available-for-sale securities are initially measured at fair value plus direct and incremental transaction costs. They are subsequently remeasured at fair value, and changes therein are recognised in equity in the ‘Available-for-sale reserve’ (Note 39) until the securities are either sold or impaired. When available-for- sale securities are sold, cumulative gains or losses previously recognised in equity are recognised in the income statement as ‘Gains less losses from financial investments’.

Back to Contents

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

Securities lending and borrowing transactions are generally secured, with collateral taking the form of securities or cash advanced or received. The transfer of securities to counterparties under these agreements is not normally reflected on the balance sheet. Cash collateral advanced or received is recorded as an asset or a liability respectively.

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

Derivatives may be embedded in other financial instruments, for example, a convertible bond with an embedded conversion option. Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative would meet the definition of a stand-alone derivative if they were contained in a separate contract; and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with changes therein recognised in the income statement.

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

The method of recognising fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments, and if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives held for trading are recognised in the income statement. When derivatives are designated as hedges, HSBC classifies them as either: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments (‘fair value hedges’); (ii) hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (‘cash flow hedges’); or (iii) a hedge of a net investment in a foreign operation (‘net investment hedges’). Hedge accounting is applied to derivatives designated as hedging instruments in a fair value, cash flow or net investment hedge provided certain criteria are met.

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

Back to Contents
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

(l)	Derecognition of financial assets and liabilities

Financial assets are derecognised when the contractual right to receive cash flows from the assets has expired; or when HSBC has transferred its contractual right to receive the cash flows of the financial assets, and either:

	–	substantially all the risks and rewards of ownership have been transferred; or

	–	HSBC has neither retained nor transferred substantially all the risks and rewards, but has not retained control.

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

(n)	Subsidiaries, associates and joint ventures

HSBC classifies investments in entities which it controls as subsidiaries. Where HSBC is a party to a contractual arrangement whereby, together with one or more parties, it undertakes an economic activity that is subject to joint control, HSBC classifies its interest in the venture as a joint venture. HSBC classifies investments in entities over which it has significant influence, and that are neither subsidiaries nor join t ventures, as associates. For the purpose of determining this classification, control is considered to be the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

HSBC Holdings’ investments in subsidiaries are stated at cost less any impairment losses. Reversals of impairment losses are recognised in the income statement if there has been a change in the estimates used to determine the recoverable amount of the investment.

Investments in associates and interests in joint ventures are recognised using the equity method. Under this method, such investments are initially stated at cost, including attributable goodwill, and are adjusted thereafter for the post-acquisition change in HSBC’s share of net assets.

Profits on transactions between HSBC and its associates and joint ventures are eliminated to the extent of HSBC’s interest in the respective associates or joint ventures. Losses are also eliminated to the extent of HSBC’s interest in the associates or joint ventures unless the transaction provides evidence of an impairment of the asset transferred.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 2

(o)	Goodwill and intangible assets

	(i)	Goodwill arises on business combinations, including the acquisition of subsidiaries, and on the acquisition of interests in joint ventures and associates, when the cost of acquisition exceeds the fair value of HSBC’s share of the identifiable assets, liabilities and contingent liabilities acquired. If HSBC’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of an acquired business is greater than the cost of acquisition, the excess is recognised immediately in the income statement.

Intangible assets are recognised separately from goodwill when they are separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

Goodwill is allocated to cash-generating units for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. Impairment testing is performed at least annually, and whenever there is an indication that the cash-generating unit may be impaired, by comparing the present value of the expected future cash flows from a cash-generating unit with the carrying amount of its net assets, including attributable goodwill. Goodwill is stated at cost less accumulated impairment losses. Impairment losses are charged to the income statement.

Goodwill on acquisitions of interests in joint ventures and associates is included in ‘Interests in associates and joint ventures’.

At the date of disposal of a business, attributable goodwill is included in HSBC’s share of net assets in the calculation of the gain or loss on disposal.

	(ii)	Intangible assets include the value of in-force long-term insurance business, computer software, trade names, mortgage servicing rights, customer lists, core deposit relationships, credit card customer relationships and merchant or other loan relationships. Intangible assets are subject to impairment review if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable.

		–	Intangible assets that have an indefinite useful life, or are not yet ready for use, are tested for impairment annually. This impairment test may be performed at any time during the year, provided it is performed at the same time every year. An intangible asset recognised during the current period is tested before the end of the current year.

		–	Intangible assets that have a finite useful life, except for the value of in-force long-term insurance business, are stated at cost less amortisation and accumulated impairment losses and are amortised over their estimated useful lives. Estimated useful life is the lower of legal duration and expected useful life. The amortisation of mortgage servicing rights is included within ‘Net fee income’.

For the accounting policy governing the value of in-force long-term insurance business (see Note 2x).

	(iii)	Intangible assets are amortised over their finite useful lives, generally on a straight line basis, as follows:

Trade names	10 years
Mortgage servicing rights	generally between 5 and 12 years
Internally generated software	between 3 and 5 years
Purchased software	between 3 and 5 years
Customer/merchant relationships	between 3 and 10 years
Other	generally 10 years

(p)	Property, plant and equipment

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

Back to Contents

Equipment, fixtures and fittings (including equipment on operating leases where HSBC is the lessor) are stated at cost less any impairment losses and depreciation calculated on a straight-line basis to write off the assets over their useful lives, which run to a maximum of 35 years but are generally between 5 years and 20 years.

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

Agreements which transfer to counterparties substantially all the risks and rewards incidental to the ownership of assets, but not necessarily legal title, are classified as finance leases. When HSBC is a lessor under finance leases the amounts due under the leases, after deduction of unearned charges, are included in ‘Loans and advances to banks’ or ‘Loans and advances to customers’ as appropriate. The finance income receivable is recognised in ‘Net interest income’ over the periods of the leases so as to give a constant rate of return on the net investment in the leases.

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

All other leases are classified as operating leases. When acting as lessor, HSBC includes the assets subject to operating leases in ‘Property, plant and equipment’ and accounts for them accordingly. Impairment losses are recognised to the extent that residual values are not fully recoverable and the carrying value of the equipment is thereby impaired. When HSBC is the lessee, leased assets are not recognised on the balance sheet. Rentals payable and receivable under operating leases are accounted for on a straight-line basis over the periods of the leases and are included in ‘General and administrative expenses’ and ‘Other operating income’, respectively.

(r)	Income tax

Income tax comprises current tax and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

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

Deferred tax relating to actuarial gains and losses on post-employment benefits is recognised directly in equity. Deferred tax relating to fair value remeasurement of available-for-sale investments and cash flow hedging instruments which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement when the deferred fair value gain or loss is recognised in the income statement.

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

The defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes’ actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in ‘Shareholders’ equity’ and presented in the Statement of Recognised Income and Expense in the period in which they arise.

The defined benefit liability recognised in the balance sheet represents the present value of defined benefit obligations adjusted for unrecognised past service costs and reduced by the fair value of plan assets. Any net defined benefit surplus is limited to unrecognised past service costs plus the present value of available refunds and reductions in future contributions to the plan.

The costs of obligations arising from other defined post-employment benefits plans, such as defined benefit health-care plans, are accounted for on the same basis as defined benefit pension plans.

(t)	Share-based payments

The cost of share-based payment arrangements with employees is measured by reference to the fair value of equity instruments on the date they are granted, and recognised as an expense on a straight-line basis over the vesting period, with a corresponding credit to the ‘Share-based payment reserve’. The fair value of equity instruments that are made available immediately, with no vesting period attached to the award, are expensed immediately.

Fair value is determined by using appropriate valuation models, taking into account the terms and conditions upon which the equity instruments were granted. Market performance conditions are reflected as an adjustment to the fair value of equity instruments at the date of grant, so that an award is treated as vesting irrespective of whether the market performance condition is satisfied, provided all other conditions are satisfied.

Vesting conditions, other than market performance conditions, are not factored into the initial estimate of the fair value at the grant date. They are taken into account by adjusting the number of equity instruments included in the measurement of the transaction, so that the amount recognised for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. On a cumulative basis, no expense is recognised for equity instruments that do not vest because of a failure to satisfy non-market performance or service conditions.

Where an award has been modified, as a minimum the expense of the original award continues to be recognised as if it had not been modified. Where the effect of a modification is to increase the fair value of an award or increase the number of equity instruments, the incremental fair value of the award or incremental fair value of the extra equity instruments is recognised in addition to the expense of the original grant, measured at the date of modification, over the remaining vesting period.

A cancellation that occurs during the vesting period is treated as an acceleration of vesting, and recognised immediately for the amount that would otherwise have been recognised for services over the vesting period.

Where HSBC Holdings enters into share-based payment arrangements involving employees of subsidiaries, the cost is recognised in ‘Investment in subsidiaries’ and credited to the ‘Share-based payment reserve’ over the vesting period. Where the cost is recharged to the subsidiary, it is recognised as an inter-company debtor, not as an investment in subsidiary. Where a subsidiary has funded the share-based payment arrangement, ‘Investment

Back to Contents

in subsidiaries’ is reduced upon exercise by the number of equity instruments exercised multiplied by their grant date fair value.

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

In the consolidated financial statements, the assets, including related goodwill where applicable, and liabilities of branches, subsidiaries, joint ventures and associates whose functional currency is not US dollars, are translated into the Group’s presentation currency at the rate of exchange ruling at the balance sheet date. The results of branches, subsidiaries, joint ventures and associates whose functional currency is not US dollars are translated into US dollars at the average rates of exchange for the reporting period. Exchange differences arising from the retranslation of opening foreign currency net investments, and exchange differences arising from retranslation of the result for the reporting period from the average rate to the exchange rate prevailing at the period end, are recognised in equity in the ‘Foreign exchange reserve’. Exchange differences on a monetary item that is part of a net investment in a foreign operation are recognised in the income statement of the separate financial statements. In consolidated financial statements these exchange differences are recognised in the ‘Foreign exchange reserve’ in shareholders’ equity. On disposal of a foreign operation, exchange differences relating thereto and previously recognised in reserves are recognised in the income statement.

(v)	Provisions

Provisions are recognised when it is probable that an outflow of economic benefits will be required to settle a current legal or constructive obligation as a result of past events, and a reliable estimate can be made of the amount of the obligation.

Contingent liabilities, which include certain guarantees and letters of credit pledged as collateral security, are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of HSBC. Contingent liabilities are not recognised in the financial statements but are disclosed unless the probability of settlement is remote.

(w)	Financial guarantee contracts

Liabilities under financial guarantees contracts which are not classified as insurance contracts, are recorded initially at their fair value, which is generally the fee received or receivable. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortisation, and the best estimate of the expenditure required to settle the obligations.

HSBC Holdings has issued financial guarantees to other Group entities. Where it has previously asserted explicitly that it regards such contracts as insurance contracts and has used accounting applicable to insurance contracts, HSBC may elect to account for guarantees as an insurance contract. This election is made on a contract by contract basis, but the election for each contract is irrevocable. Where these guarantees have been classified as insurance contracts, they are measured and recognised as insurance liabilities.

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

While investment contracts with discretionary participation features are financial instruments, they continue to be treated as insurance contracts as permitted by IFRS 4.

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

A liability adequacy test is carried out on insurance liabilities to ensure that the carrying amount of the liabilities is sufficient in the light of current estimates of future cash flows. When performing the liability adequacy test, all contractual cash flows are discounted and compared with the carrying value of the liability. When a shortfall is identified it is charged immediately to the income statement.

Present value of in-force long-term insurance business

The value placed on insurance contracts that are classified as long-term insurance business and are in force at the balance sheet date is recognised as an asset.

Back to Contents

The PVIF long-term insurance business is determined by discounting future cash flows expected to emerge from business currently in force using appropriate assumptions in assessing factors such as future mortality, lapse rates and levels of expenses and a risk discount rate that reflects the risk premium attributable to the respective long-term insurance business. Movements in the PVIF long-term insurance business are included in ‘Other operating income’ on a gross of tax basis.

Future profit participation

Where contracts provide discretionary profit participation benefits to policyholders, insurance liabilities include the net unrealised gains recognised in connection with the assets backing the contracts to the extent that policyholders will benefit from such gains. This benefit may arise from the contractual terms, regulation, or past distribution policy. The corresponding movement in liability is recognised in equity or in the income statement in the same proportion to the net unrealised gains on the assets. In the case of net unrealised losses, a deferred participating asset is recognised only to the extent that its recoverability is highly probable.

(y)	Investment contracts

Customer liabilities under linked and certain non-linked investment contracts and the corresponding financial assets are designated at fair value. Movements in fair value are recognised in ‘Net income from financial investments designated at fair value’. Premiums receivable and amounts withdrawn are accounted for as increases or decreases in the liability recorded in respect of investment contracts.

Liabilities under linked investment contracts are at least equivalent to the surrender or transfer value which is calculated by reference to the value of the relevant underlying funds or indices.

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

Notes 3, 4 and 5

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

except for interest arising on HSBC’s issued debt securities, together with the interest element of derivatives managed in conjunction with them, which are recognised in ‘Interest expense’.

	2007	2006	2005
	US$m	US$m	US$m
Net income/(expense) arising on:
– financial assets held to meet liabilities under insurance and investment contracts	2,056	1,552	1,760
– other financial assets designated at fair value	581	217	90
– derivatives managed in conjunction with financial assets designated at fair value	(18)	57	17

	2,619	1,826	1,867

– liabilities to customers under investment contracts	(940)	(1,008)	(1,126)
– HSBC’s issued debt securities[1]	336	(277)	1,795
– derivatives managed in conjunction with HSBC’s issued debt securities	2,476	242	(1,392)
– other financial liabilities designated at fair value	(395)	(125)	(112)
– derivatives managed in conjunction with other financial liabilities designated at fair value	(13)	(1)	2

	1,464	(1,169)	(833)

Net income from financial instruments designated at fair value	4,083	657	1,034

1	Gains and losses from changes in the fair value of HSBC’s issued debt securities may arise from changes in HSBC’s own credit spread. In 2007 HSBC recognised a US$3,055 million gain on changes in the fair value of these in struments arising from changes in HSBC’ own credit spread (2006: loss US$388 million).

4	Gains from dilution of interests in associates

During 2007, certain HSBC associates issued new shares. HSBC did not subscribe for any of the shares issued under these offers and, as a result, its interests in the associates’ equity decreased. The assets of each associate substantially increased as a result of the new share issues and, as a consequence, the transactions resulted in an increase in HSBC’s share of the associates’ underlying net assets, notwithstanding the reduction in the Group’s proportionate ownership interests. This increase represents gains from dilution of the Group’s interests in the associates, and is presented in the income statement.

	Year ended 31 December 2007

	Gains arising	HSBC’s	HSBC’s
	from dilution	interests after	interests before
	of HSBC’s	issue of	issue of
	interests	new shares	new shares
	US$m	%	%
Associates
Industrial Bank[1]	187	12.78	15.98
Ping An Insurance	485	16.78	19.90
Bank of Communications[2]	404	18.60	19.90
Financiera Independencia S.A. de C.V.	11	18.68	19.90
Vietnam Technological and Commercial Joint Stock Bank	5	14.44	15.00

Gains arising from dilution of interests in associates	1,092

1	Investment held through Hang Seng Bank, a 62.14 per cent owned subsidiary of HSBC. The dilution gains therefore include a minority interest of US$71 million.
2	Subsequent to the dilution of its interests in Bank of Communications, HSBC increased its holding from 18.60 per cent to 19.01 per cent at 31 December 2007 (Note 21).

Back to Contents

The dilution does not affect the classification of the Group’s investments as ‘Investments in associates’ as the Group continues to retain significant influence (see Note 21).

5	Net earned insurance premiums

				Investment
				contracts with
		Life	Life	discretionary
	Non-life	insurance	insurance	participation
	insurance	(non-linked)	(linked)	features	Total
	US$m	US$m	US$m	US$m	US$m
2007
Gross written premiums	1,853	4,892	2,350	1,890	10,985
Movement in unearned premiums	2	14	–	–	16

Gross earned premiums	1,855	4,906	2,350	1,890	11,001

Gross written premiums ceded to reinsurers	(385)	(357)	(1,166)	–	(1,908)
Reinsurers’ share of movement in unearned premiums	(22)	–	5	–	(17)

Reinsurers’ share of gross earned premiums	(407)	(357)	(1,161)	–	(1,925)

Net earned insurance premiums	1,448	4,549	1,189	1,890	9,076

2006
Gross written premiums	1,824	3,640	848	8	6,320
Movement in unearned premiums	122	14	(1)	–	135

Gross earned premiums	1,946	3,654	847	8	6,455

Gross written premiums ceded to reinsurers	(451)	(274)	(14)	–	(739)
Reinsurers’ share of movement in unearned premiums	(48)	–	–	–	(48)

Reinsurers’ share of gross earned premiums	(499)	(274)	(14)	–	(787)

Net earned insurance premiums	1,447	3,380	833	8	5,668

2005
Gross written premiums	2,364	3,441	768	12	6,585
Movement in unearned premiums	(225)	2	(210)	–	(433)

Gross earned premiums	2,139	3,443	558	12	6,152

Gross written premiums ceded to reinsurers	(479)	(277)	(20)	–	(776)
Reinsurers’ share of movement in unearned premiums	60	–	–	–	60

Reinsurers’ share of gross earned premiums	(419)	(277)	(20)	–	(716)

Net earned insurance premiums	1,720	3,166	538	12	5,436

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 6, 7and 8

6	Net insurance claims incurred and movement in liabilities to policyholders

					Investment
					contracts with
			Life	Life	discretionary
		Non-life	insurance	insurance	participation
		insurance	(non-linked)	(linked)	features	Total
		US$m	US$m	US$m	US$m	US$m
	2007
	Claims, benefits and surrenders paid	1,017	940	790	1,080	3,827
	Movement in liabilities	82	2,437	2,096	1,108	5,723
	Gross claims incurred and movement in liabilities	1,099	3,377	2,886	2,188	9,550
	Reinsurers’ share of claims, benefits and surrenders paid	(207)	(169)	(45)	–	(421)
	Reinsurers’ share of movement in liabilities	36	518	(1,075)	–	(521)
	Reinsurers’ share of claims incurred and movement in liabilities	(171)	349	(1,120)	–	(942)

	Net insurance claims incurred and movement in liabilities to policyholders	928	3,726	1,766	2,188	8,608
	2006
	Claims, benefits and surrenders paid	889	814	495	–	2,198
	Movement in liabilities	10	2,207	651	6	2,874
	Gross claims incurred and movement in liabilities	899	3,021	1,146	6	5,072
	Reinsurers’ share of claims, benefits and surrenders paid	(228)	(154)	(9)	–	(391)
	Reinsurers’ share of movement in liabilities	57	(54)	20	–	23
	Reinsurers’ share of claims incurred and movement in liabilities	(171)	(208)	11	–	(368)

	Net insurance claims incurred and movement in liabilities to policyholders	728	2,813	1,157	6	4,704

	2005
	Claims, benefits and surrenders paid	966	621	357	–	1,944
	Movement in liabilities	72	1,683	445	9	2,209
	Gross claims incurred and movement in liabilities	1,038	2,304	802	9	4,153
	Reinsurers’ share of claims, benefits and surrenders paid	(146)	(111)	(11)	–	(268)
	Reinsurers’ share of movement in liabilities	2	191	(11)	–	182
	Reinsurers’ share of claims incurred and movement in liabilities	(144)	80	(22)	–	(86)

	Net insurance claims incurred and movement in liabilities to policyholders	894	2,384	780	9	4,067

Back to Contents

7	Net operating income

	Net operating income is stated after the following items of income, expense, gains and losses:
		2007	2006	2005
		US$m	US$m	US$m
	Income
	Interest recognised on impaired financial assets	404	284	120
	Fees earned on financial assets or liabilities not held for trading nor
	designated at fair value, other than fees included in effective interest
	rate calculations on these types of assets and liabilities	15,140	11,182	9,077
	Fees earned on trust and other fiduciary activities where HSBC holds
	or invests assets on behalf of its customers	3,695	2,909	2,912
	Income from listed investments	10,944	7,304	6,819
	Income from unlisted investments	10,429	9,192	5,001

	Expense
	Interest on financial instruments, excluding interest on financial
	liabilities held for trading or designated at fair value	(50,876)	(38,158)	(26,627)
	Fees payable on financial assets or liabilities not held for trading nor
	designated at fair value, other than fees included in effective
	interest rate calculations on these types of assets and liabilities	(1,923)	(1,826)	(1,357)
	Fees payable relating to trust and other fiduciary activities where
	HSBC holds or invests assets on behalf of its customers	(163)	(103)	(238)

	Gains/(losses)
	Gain/(loss) on disposal or settlement of loans and advances	64	24	(12)
	Net impairment loss on loans and advances	(17,177)	(10,547)	(7,860)
	Net (charge)/reversal of impairment allowances in respect of
	available-for-sale financial investments	(86)	(21)	42
	Gains on disposal of property, plant and equipment, intangible assets and
	non-financial investments	213	781	703

8	Employee compensation and benefits

	2007	2006	2005
	US$m	US$m	US$m

Wages and salaries	18,535	16,186	14,008
Social security costs	1,587	1,194	1,072
Post-employment benefits	1,212	1,120	1,065

	21,334	18,500	16,145

The average number of persons employed by HSBC during the year was as follows:
	2007	2006	2005

Europe	86,918	84,170	82,638
Hong Kong	27,702	27,328	25,699
Rest of Asia-Pacific	83,103	68,182	50,605
North America	58,117	57,654	51,518
Latin America	66,442	58,863	54,825

Total	322,282	296,197	265,285

Post-employment benefit plans

Income statement charge
	2007	2006	2005
	US$m	US$m	US$m

Defined benefit pension plans	694	602	618
– HSBC Bank (UK) Pension Scheme	490	342	410
– Other plans	204	260	208
Defined contribution plans	485	456	389

	1,179	1,058	1,007
Defined benefit healthcare plans	33	62	58

	1,212	1,120	1,065

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 8

Net liabilities recognised on balance sheet in respect of defined benefit plans
	2007	2006
	US$m	US$m
Defined benefit pension plans	1,968	4,553
– HSBC Bank (UK) Pension Scheme	808	3,745
– Other plans	1,160	808
Defined benefit healthcare plan	925	1,002

	2,893	5,555

HSBC pension plans

HSBC operates some 196 pension plans throughout the world, covering 86 per cent of HSBC’s employees, with a total pension cost of US$1,179 million (2006: US$1,058 million; 2005: US$1,007 million), of which US$626 million (2006: US$668 million; 2005: US$546 million) relates to plans outside the UK.

Progressively, HSBC has been moving to defined contribution plans for all new employees. The pension cost for defined contribution plans, which cover 49 per cent of HSBC’s employees, was US$485 million (2006: US$456 million; 2005: US$389 million).

Both HSBC’s and, where relevant and appropriate, the trustees’ long-term investment objectives for defined benefit plans are:

• to limit the risk of the assets failing to meet the liability of the plans over the long-term; and

• to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of the defined benefit plans.

Both HSBC and, where relevant and appropriate, the trustees, consider that the investment policy should be consistent with meeting their mutual overall long-term investment objectives. In pursuit of these long-term objectives, a benchmark is established for the allocation of the defined benefit plan assets between asset classes. In addition, each permitted asset class has its own benchmarks, such as stock market or property valuation indices and desired levels of out-performance where relevant. This is intended to be revi ewed at least triennially within 18 months of the date at which the actuarial valuation is made, or more frequently if circumstances or local legislation so require. The process generally involves an extensive asset and liability review.

The Group’s defined benefit plans, which cover 37 per cent of HSBC’s employees, are predominantly funded plans with assets which, in the case of most of the larger plans, are held in trust or similar funds separate from HSBC. The plans are reviewed at least annually or in accordance with local practice and regulations by qualified actuaries. The actuarial assumptions used to calculate the defined benefit obligations and related current service costs vary according to the economic conditions of the countries in which they are situated.

The largest plan exists in the UK, where the HSBC Bank (UK) Pension Scheme covers employees of HSBC Bank plc and certain other employees of HSBC. This plan comprises a funded defined benefit plan (‘the principal plan’) which is closed to new entrants, and a defined contribution plan which was established on 1 July 1996 for new employees.

The principal plan holds a diversified portfolio of investments to meet future cash flow liabilities arising from accrued benefits as they fall due to be paid. The Trustee of the principal plan is required to produce a written Statement of Investment Principles (‘SIP’). The SIP sets out the principles governing how decisions about investments are made.

In 2006, HSBC and the Trustee of the principal plan agreed to change the investment strategy in order to reduce the investment risk. This involved switching from a largely equity-based strategy to a strategy largely based on holding bonds together with a more diverse range of investments. The principal plan committed to undertake a programme including entering into swap arrangements whereby the principal plan is committed to making LIBOR related interest payments in exchange for cash flows paid into the plan, based on a projection of the future benefit payments from the principal plan. The asset allocation for this strategy is:

Back to Contents

%

Equities	15.0
Bonds	50.0
Alternative assets[1]	10.0
Property	10.0
Cash	15.0

100.0

1	Alternative assets include emerging market bonds, loans, and infrastructure assets .

At 31 December 2007, this strategy was substantially in place and details of the swap arrangements are included in Note 44.

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

In anticipation of the results of the 2005 investigation, on 22 December 2005 HSBC Bank plc made an additional contribution of US$1,746 million to the principal plan in order to reduce the deficit of the plan. Following receipt of the valuation results, HSBC agreed with the Trustee to meet a schedule of additional future funding payments, as set out below:

	US$m	[1]	£m
2007	587		300
2012	933		465
2013	933		465
2014	933		465

1	The payment schedule has been agreed with the Trustee in pounds sterling and the equivalent US dollar amounts are shown at the exchange rate effective as at 31 December 2007, or as at the date of payment in respect of the contribution made during the period.

HSBC considers that the contributions set out above are sufficient to meet the deficit as at 31 December 2005 over the agreed period. HSBC Bank plc made the contribution of US$587 million in March 2007

HSBC also decided to make ongoing contributions to the principal plan in respect of the accrual of benefits of defined benefit section members at the rate of 36 per cent of pensionable salaries from 1 January 2007, until the completion of the next actuarial valuation, due at 31 December 2008. During 2006 HSBC paid contributions at the rate of 20 per cent of pensionable salaries. A further 2 per cent of pensionable salaries is being paid over the period 1 January 2007 to 31 December 2014 to make good the difference in contributions during 2006.

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

The benefits payable from the defined benefit plan are expected to be as shown in the chart below:

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 8

In Hong Kong, the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme covers employees of The Hongkong and Shanghai Banking Corporation and certain other employees of HSBC Group. The scheme comprises a funded defined benefit scheme (which provides a lump sum on retirement but is now closed to new members) and a defined contribution scheme. The latter was established on 1 January 1999 for new employees. The latest valuation of the defined benefit plan was made at 31 December 2006 and was performed by Estella Chiu, Fellow of the Society of Actuaries of the United States of America, of HSBC Life (International) Limited, a subsidiary of HSBC Holdings. At the valuation date, the market value of the defined benefit scheme’s assets was US$1,109 million. On an ongoing basis, the actuarial value of the scheme’s assets represented 119 per cent of the actuarial present value of the benefits accrued to members, after allowing for expected future increases in salaries, and the resulting surplus amounted to US$174 million. On a wind-up basis, the scheme’s assets represented 126 per cent of the members’ vested benefits, based on current salaries, and the resulting surplus amounted to US$228 million. The attained age method has been adopted for the valuation and the major assumptions used in this valuation were a discount rate of 4 per cent per annum and long-term salary increases of 3 per cent per annum (with short-term deviation from 2007 to 2008).

The HSBC North America (U.S.) Retirement Income Plan was formed with effect from the close of business on 31 December 2004 by the merger of the HSBC Bank USA Pension Plan and the Household International Retirement Income Plan. This plan covers employees of HSBC Bank USA, HSBC Finance, and certain other employees of HSBC USA. It comprises a final average pay plan (now closed to new participants) and a cash balance plan. All new employees participate in the cash balance plan. The most recent actuarial valuation of the plan was made at 1 January 2007 by Pedro Nebres, Fellow of the Society of Actuaries and John P. Ennenbach, Enrolled Actuary, of Mercer. Both are members of the American Academy of Actuaries. At that date, the market value of the merged plan’s assets was US$2,577 million and the actuarial value of assets was US$2,504 million. The actuarial value of the assets represented 119 per cent of the benefits accrued to members, after allowing for expected future increases in earnings. The resulting surplus amounted to US$407 million. The method employed for this valuation was the projected unit credit method and the main assumptions used were a discount rate of 8 per cent per annum and average salary increases of 3.75 per cent per annum.

The HSBC Bank (UK) Pension Scheme, The HSBC Group Hong Kong Local Staff Retirement Benefit Scheme, and the HSBC North America (U.S.) Retirement Income Plan cover 33 per cent of HSBC’s employees.

HSBC healthcare benefits plans

HSBC also provides post-employment healthcare benefits under plans in the UK, the US, Canada, Mexico, France and Brazil, the majority of which are unfunded. Post-employment healthcare benefits plans are accounted for in the same manner as defined benefit pension plans. The plans are reviewed at least annually or in accordance with local practice and regulations by qualified actuaries. The actuarial assumptions used to calculate the defined benefit obligation and related current service cost vary according to the economic conditions of the countries in which they are situated. Total healthcare cost was US$33 million (2006: US$62 million; 2005: US$58 million).

Back to Contents

Post-employment defined benefit plans’ principal actuarial financial assumptions

The principal actuarial financial assumptions used to calculate the Group’s obligations under its defined benefit pension and post-employment healthcare plans at 31 December 2007, were as follows. These assumptions will also form the basis for measuring periodic costs under the plans in 2008:

						Healthcare cost trend

			Rate of		Rate			Year of
	Discount	Inflation	increase for		of pay	Initial	Ultimate	ultimate
	rate	rate	pensions	[1]	increase	rate	rate	rate
	%	%	%		%	%	%

UK	5.8	3.3	3.3		4.3	7.3	7.3	n/a
Hong Kong	3.45	n/a	n/a		5.02	n/a	n/a	n/a
US	6.55	2.5	n/a		3.75	9.6	5.0	2014
Jersey	5.8	3.3	3.3		5.05	n/a	n/a	n/a
Mexico	7.88	3.5	2.0		4.5	6.0	6.0	n/a
Brazil	10.75	4.5	4.5		4.5	10.5	5.5	2017
France	5.5	2.0	2.0		3.0	6.0	6.0	n/a
Canada	5.43	2.5	n/a		3.86	9.0	4.9	2012
Switzerland	3.3	1.5	n/a		2.38	n/a	n/a	n/a
Germany	5.5	2.0	2.0		3.0	n/a	n/a	n/a

1 Rate of increase for pensions in payment and deferred pension.

The principal actuarial financial assumptions used to calculate the Group’s obligations under its defined benefit pension and post-employment healthcare plans at 31 December 2006, were as follows. These assumptions also formed the basis for measuring periodic costs under the plans in 2007:

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

Note 8

The principal actuarial financial assumptions used to calculate the Group’s obligations under its defined benefit pension and post-employment healthcare plans at 31 December 2005, were as follows. These assumptions also formed the basis for measuring periodic costs under the plans in 2006:

						Healthcare cost trend

			Rate of	Rate				Year of
	Discount	Inflation	increase for	of pay		Initial	Ultimate	ultimate
	rate	rate	pensions[1]	increase		rate	rate	rate
	%	%	%	%		%	%

UK	4.75	2.7	2.7	3.7	[2]	6.7	6.7	n/a
Hong Kong	4.2	n/a	n/a	5.0		n/a	n/a	n/a
US	5.7	2.5	n/a	3.75		10.4	5.0	2013
Jersey	4.75	2.7	2.7	4.45		n/a	n/a	n/a
Mexico	8.90	3.75	3.75	4.5		7.3	7.3	n/a
Brazil	11.75	5.5	5.5	5. 5		12.5	6.5	2016
France	4.1	2.0	2.0	3.0		6.0	6.0	n/a
Canada	5.25	2.5	n/a	3. 0		7.3	4.5	2009
Switzerland	2.25	1.5	n/a	2.25		n/a	n/a	n/a
Germany	4.0	2.0	2.0	3.0		n/a	n/a	n/a

1	Rate of increase for pensions in payment and deferred pension.
2	The 2005 rate of pay increase assumptions disclosed have been increased from 3.2 per cent to 3.7 per cent to reflect an age-related promotional salary scale that was included in the obligation calculation but not in the disclosed assumption.

HSBC determines the discount rates to be applied to its obligations in consultation with the plans’ local actuaries, on the basis of current average yields of high quality (AA rated or equivalent) debt instruments, with maturities consistent with those of the defined benefit obligations. The expected return on plan assets represents the best estimate of long-term future asset returns, which takes into account historical market returns plus additional factors such as the current rate of inflation and interest rates.

Mortality assumptions are increasingly significant in measuring the Group’s obligations under its defined benefit pension and post-employment healthcare plans, particularly given the maturity of the plans. The mortality tables and average life expectancy at 65 used at 31 December 2007 were as follows:

		Life expectancy at		Life expectancy at
		age 65 for a male		age 65 for a female
	Mortality table	member currently:		member currently:

		Aged 65	Aged 45	Aged 65	Aged 45

UK	PA92[1]	20.4	21.7	23.4	24.6
Hong Kong	n/a	n/a	n/a	n/a	n/a
US	RP 2000 fully generational	19.1	20.6	21.1	22.0
Jersey	PA92[2]	21.9	23.0	24.8	25.8
Mexico	EMSSA-97	16.5	16.5	19.9	19.9
Brazil	RP 2000 fully generational	19.1	20.6	21.1	22.0
France	TG 05	22.9	25.7	26.4	29.3
Canada pension plans	Between UP94 C2015	19.0	19.0	21.6	21.6
	and UP94 C2027	and 20.0	and 20.0	and 22.1	and 22.1
Canada healthcare plan	UP94 C2025	19.8	19.8	22.0	22.00
Switzerland	BVG 2005 (3% load)	17.9	17.9	21.0	21.0
Germany	Heubeck 2005 G	18.1	20.8	22.2	24.9

1	PA92 with standard improvements to 2005 and medium cohort improvements thereafter.
2	PA92 year of birth with medium cohort improvements.

Back to Contents
The mortality tables and average life expectancy at 65 used at 31 December 2006 were as follows:
		Life expectancy at		Life expectancy at
		age 65 for a male		age 65 for a female
	Mortality table	member currently:		member currently:

		Aged 65	Aged 45	Aged 65	Aged 45

UK	PA92[1]	20.3	21.6	23.3	24.6
Hong Kong	n/a	n/a	n/a	n/a	n/a
US	RP 2000 projected to 2005	18.7	18.7	20.9	20.9
Jersey	PA92[1]	20.3	21.6	23.3	24.6
Mexico	GAM83	16.6	16.6	16.6	16.6
Brazil	RP 2000 imp 2006	18.9	20.5	21.0	21.9
France	TG 05	22.8	25.6	26.3	29.1
Canada pension plans	Between UP94 C2015	19.0	19.0	21.6	21.6
	and UP94 C2027	and 20.0	and 20.0	and 22.1	and 22.1
Canada healthcare plan	UP94 C2025	19.8	19.8	22.0	22.0
Switzerland	EVK2000 and	17.6	17.6	20.4	20.4
	BVG2000	and 17.8	and 17.8	and 21.1	and 21.1
Germany	Heubeck 2005 G	18.1	20.8	22.2	24.9

1	PA92 with standard improvements to 2005 and medium cohort improvements thereafter.

Actuarial assumption sensitivities

The discount rate is sensitive to changes in market conditions arising during the reporting period. The mortality rates used are sensitive to experience from the plan member profile. The following table shows the effect of changes in these and the other key assumptions on the principal plan:

	HSBC Bank (UK) Pension Scheme

	2007	2006
	US$m	US$m
Discount rate
Change in pension obligation at year end from a 25bps increase	(989)	(1,086)
Change in pension obligation at year end from a 25bps decrease	1,063	1,147
Change in 2008 pension cost from a 25bps increase	(20)	(20)
Change in 2008 pension cost from a 25bps decrease	20	22

Rate of inflation
Change in pension obligation at year end from a 25bps increase	1,063	1,147
Change in pension obligation at year end from a 25bps decrease	(989)	(1,086)
Change in 2008 pension cost from a 25bps increase	82	88
Change in 2008 pension cost from a 25bps decrease	(76)	(77)

Rate of increase for pensions in payment and deferred pensions
Change in pension obligation at year end from a 25bps increase	823	909
Change in pension obligation at year end from a 25bps decrease	(758)	(872)
Change in 2008 pension cost from a 25bps increase	60	57
Change in 2008 pension cost from a 25bps decrease	(56)	(55)

Rate of pay increase
Change in pension obligation at year end from a 25bps increase	240	287
Change in pension obligation at year end from a 25bps decrease	(231)	(275)
Change in 2008 pension cost from a 25bps increase	22	31
Change in 2008 pension cost from a 25bps decrease	(20)	(27)

Mortality
Change in pension obligation from each additional year of longevity assumed	683	756

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 8

The following table shows the effect of changes in the discount rate and in mortality rates on plans other than the principal plan:

	Other plans

	2007	2006
	US$m	US$m

Change in defined benefit obligation at year end from a 25bps increase in discount rate	(312)	(276)
Change in 2008 defined benefit charge from a 25bps increase in discount rate	(8)	(5)
Increase in defined benefit obligation from each additional year of longevity assumed	137	167

Defined benefit pension plans

The calculation of the net liability under the Group’s defined benefit pension plans is set out below together with the expected rates of return and plan assets used to measure the net defined benefit pension costs in each subsequent year.

	HSBC Bank (UK) Pension Scheme

	2007		2006

	Expected		Expected
	rates of		rates of
	return	Value	return	Value
	%	US$m	%	US$m

Fair value of plan assets		22,704		20,587
Equities	8.3	4,580	8.0	5,046
Bonds	6.1	15,341	5.3	12,189
Property	7.3	1,878	7.0	2,056
Other	5.1	905	4.3	1,296

Defined benefit obligation		(23,512)		(24,332)
Present value of funded obligations		(23,512)		(24,332)
Present value of unfunded obligations		–		–

Net liability		(808)		(3,745)

	Other plans

	2007			2006

	Expected			Expected
	rates of			rates of
	return	[1]	Value	return	[1]	Value
	%		US$m	%		US$m

Fair value of plan assets			7,768			7,116
Equities	8.3		3,439	8.1		3,209
Bonds	5.4		3,452	5.7		3,302
Property	7.3		111	7.0		138
Other	5.7		766	4.6		467

Defined benefit obligation			(8,873)			(7,916)
Present value of funded obligations			(8,453)			(7,534)
Present value of unfunded obligations			(420)			(382)

Effect of limit on plan surpluses			(55)			(9)
Unrecognised past service cost			–			1

Net liability			(1,160)			(808)

1	The expected rates of return are weighted on the basis of the fair value of the plan assets.

Plan assets include US$86 million (2006: US$87 million) of equities issued by HSBC and US$572 million (2006: US$188 million) of other assets issued by HSBC. The fair value of plan assets includes derivatives entered into with the HSBC Bank (UK) Pension Scheme with a positive fair value of US$248 million at 31 December 2007 (2006: US$273 million negative fair value) and US$63 million positive fair value (2006: US$14 million positive fair value) in respect of The HSBC International Staff Retirements Benefit Scheme. Further details of these swap arrangements are included in Note 44.

Back to Contents
Changes in the present value of defined benefit obligations

	HSBC Bank (UK) Pension Scheme		Other plans

	2007	2006	2007	2006
	US$m	US$m	US$m	US$m

At 1 January	24,332	20,587	7,916	7,102
Current service cost	454	456	347	304
Interest cost	1,247	1,055	398	366
Contributions by employees	–	–	37	28
Actuarial (gains)/losses	(2,395)	30	475	211
Benefits paid	(632)	(696)	(529)	(386)
Past service cost – vested immediately	–	–	6	9
Acquisitions	–	–	–	10
Reduction in liabilities resulting from curtailments	–	–	(63)	(5)
Liabilities extinguished on settlements	–	–	(16)	(21)
Exchange differences	506	2,900	302	298

At 31 December	23,512	24,332	8,873	7,916

Changes in the fair value of plan assets
		HSBC Bank (UK) Pension Scheme		Other plans

		2007	2006	2007	2006
		US$m	US$m	US$m	US$m

At 1 January		20,587	17,396	7,116	6,356
Expected return on plan assets		1,211	1,169	486	421
Contributions by HSBC		1,058	240	211	193
–	normal	471	240	199	160
–	special	587	–	12	33

Contributions by employees		–	–	37	28
Experience gains		29	–	157	203
Benefits paid		(632)	(696)	(467)	(343)
Assets distributed on curtailments		–	–	–	(4)
Assets distributed on settlements		–	–	(17)	(14)
Exchange differences		451	2,478	245	276

At 31 December		22,704	20,587	7,768	7,116

The actual return on plan assets for the year ended 31 December 2007 was US$1,883 million (2006: US$1,793 million). HSBC expects to make US$671 million of contributions to defined benefit pension plans during 2008. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are:

	2008	2009	2010	2011	2012	2013-2017
	US$m	US$m	US$m	US$m	US$m	US$m

HSBC Bank (UK) Pension Scheme	712	726	770	801	853	5,419
Other significant plans	446	448	467	504	548	3,084

Total expense recognised in the income statement in ‘Employee compensation and benefits’

	HSBC Bank (UK) Pension Scheme			Other plans

	2007	2006	2005	2007	2006	2005
	US$m	US$m	US$m	US$m	US$m	US$m

Current service cost	454	456	383	347	304	283
Interest cost	1,247	1,055	981	398	366	333
Expected return on plan assets	(1,211)	(1,169)	(954)	(486)	(421)	(401)
Past service cost	–	–	–	7	11	(3)
(Gains)/losses on curtailments	–	–	–	(63)	–	(4)
(Gains)/losses on settlements	–	–	–	1	–	–

Total expense	490	342	410	204	260	208

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 8

Summary
	HSBC Bank (UK) Pension Scheme

	2007	2006	2005	2004
	US$m	US$m	US$m	US$m

Defined benefit obligation	(23,512)	(24,332)	(20,587)	(19,988)
Fair value of plan assets	22,704	20,587	17,396	15,105

Net deficit	(808)	(3,745)	(3,191)	(4,883)

Experience gains/(losses) on plan liabilities	(64)	540	70	401
Experience gains on plan assets	29	–	1,623	506
Gains/(losses) from changes in actuarial assumptions	2,459	(570)	(2,038)	(1,357)

Total net actuarial gains/(losses)	2,424	(30)	(345)	(450)

	Other plans

	2007	2006	2005	2004
	US$m	US$m	US$m	US$m

Defined benefit obligation	(8,873)	(7,916)	(7,102)	(6,501)
Fair value of plan assets	7,768	7,116	6,356	5,823

Net deficit	(1,105)	(800)	(746)	(678)

Experience losses on plan liabilities	(354)	(167)	(113)	(42)
Experience gains on plan assets	157	203	78	3
Losses from changes in actuarial assumptions	(121)	(44)	(393)	(243)

Total net actuarial gains/(losses)	(318)	(8)	(428)	(282)

Actuarial gains and losses represent experience adjustments on plan assets and liabilities as well as adjustments arising from changes in actuarial assumptions. Total cumulative actuarial gains recognised in equity at 31 December 2007 were US$563 million (2006: US$1,543 million cumulative losses).

The total effect of the limit on plan surpluses recognised within actuarial losses in equity during 2007 was a US$42 million loss excluding exchange differences of US$4 million (2006: US$2 million loss and exchange difference of nil).

Defined benefit healthcare plans
	2007		2006

	Expected		Expected
	rates of		rates of
	return[1]	Value	return [1]	Value
	%	US$m	%	US$m

Fair value of plan assets		146		133
Equities	13.0	44	14.5	40
Bonds	7.9	102	8.5	93

Defined benefit obligation		(1,038)		(1,106)
Present value of funded obligations		(191)		(219)
Present value of unfunded obligations		(847)		(887)

Unrecognised past service cost		(33)		(29)

Net liability		(925)		(1,002)

1	The expected rates of return are weighted on the basis of the fair value of the plan assets.

Back to Contents

Changes in the present value of defined benefit obligations
	2007	2006
	US$m	US$m

At 1 January	1,106	1,004
Current service cost	25	19
Interest cost	67	64
Contributions by employees	2	2
Actuarial (gains)/losses	(109)	37
Benefits paid	(54)	(52)
Past service cost:
– vested immediately	(2)	1
– unvested benefits	(2)	–
Reduction in liabilities resulting from curtailments	(42)	(9)
Liabilities extinguished on settlements	(2)	(1)
Exchange differences	49	41

At 31 December	1,038	1,106

Changes in the fair value of plan assets
	2007	2006
	US$m	US$m

At 1 January	133	107
Expected return on plan assets	13	11
Contributions by HSBC	19	39
Experience gains/(losses)	(6)	(1)
Benefits paid	(11)	(20)
Assets distributed on curtailments	–	(1)
Assets distributed on settlements	(2)	–
Exchange differences	–	(2)

At 31 December	146	133

The actual return on plan assets for the year ended 31 December 2007 was US$7 million (2006: US$10 million).

HSBC expects to make US$18 million (2006: US$19 million) of contributions to post-employment healthcare benefit plans during 2008. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are:

	2008	2009	2010	2011	2012	2013-2017
	US$m	US$m	US$m	US$m	US$m	US$m

Significant plans	50	52	54	56	58	309

Total expense recognised in the income statement in ‘Employee compensation and benefits’
	2007	2006	2005
	US$m	US$m	US$m

Current service cost	25	19	18
Interest cost	67	64	63
Expected return on plan assets	(13)	(11)	(10)
Past service cost	(4)	(1)	(13)
Losses on curtailments	(42)	(8)	–
Losses on settlements	–	(1)	–

Total expense	33	62	58

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 8 and 9

Summary
	2007	2006	2005	2004
	US$m	US$m	US$m	US$m

Defined benefit obligation	(1,038)	(1,106)	(1,004)	(982)
Fair value of plan assets	146	133	107	79

Net deficit	(892)	(973)	(897)	(903)

Experience gains/(losses) on plan liabilities	15	(12)	19	(15)
Experience gains/(losses) on plan assets	(6)	(1)	1	–
Gains/(losses) from changes in actuarial assumptions	94	(25)	(63)	20

Total net actuarial gains/(losses)	103	(38)	(43)	5

Actuarial gains and losses represent experience adjustments on plan assets and liabilities as well as adjustments arising from changes in actuarial assumptions. Total cumulative net actuarial gains recognised in equity at 31 December 2007 were US$27 million (2006: US$76 million cumulative losses).

The actuarial assumptions of the healthcare cost trend rates have a significant effect on the amounts recognised. A one percentage point change in assumed healthcare cost trend rates would have the following effects on amounts recognised in 2007:

	2007		2006

	1% increase	1% decrease	1% increase	1% decrease
	US$m	US$m	US$m	US$m

Increase/(decrease) of the aggregate of the current service cost and interest cost	14	(10)	8	(6)
Increase/(decrease) of defined benefit obligation	110	(100)	103	(111)

HSBC Holdings

Employee compensation and benefit expense in respect of HSBC Holdings’ employees in 2007 amounted to US$257 million (2006: US$193 million). The average number of persons employed by HSBC Holdings during 2007 was 595 (2006: 505).

Employees of HSBC Holdings who are members of defined benefit pension plans are principally members of either the HSBC Bank (UK) Pension Scheme or the HSBC International Staff Retirement Benefit Scheme. HSBC Holdings pays contributions to plans in accordance with schedules determined by the Trustees following consultation with qualified actuaries.

Directors’ emoluments

The aggregate emoluments of the Directors of HSBC Holdings, computed in accordance with Part I of Schedule 6 of the Companies Act, were:

	2007	2006	2005
	US$000	US$000	US$000

Fees	2,626	2,660	2,100
Salaries and other emoluments	7,929	7,774	12,869
Bonuses	8,938	10,705	13,264

	19,493	21,139	28,233

Gains on the exercise of share options	13	3	17
Vesting of Long-Term Incentive awards	4,563	18,975	24,221

In addition, there were payments under retirement benefit agreements with former Directors of US$1,183,960 (2006: US$996,098). The provision at 31 December 2007 in respect of unfunded pension obligations to former Directors amounted to US$18,491,117 (2006: US$17,759,454).

During the year, aggregate contributions to pension schemes in respect of Directors were US$545,854 (2006: US$889,241), including US$460,564 (2006: US$395,740) arising from a Director’s waiver of bonus.

Discretionary bonuses for Directors are based on a combination of individual and corporate performance and are determined by the Remuneration Committee. Details of Directors’ remuneration, share options and conditional

Back to Contents

awards under the Restricted Share Plan 2000 and The HSBC Share Plan are included in the ‘Directors’ Remuneration Report’ on pages 322 to 332.

9	Auditors’ remuneration

Auditors’ remuneration in relation to the statutory audit amounted to US$52.3 million (2006: US$44.7 million; 2005: US$47.0 million). The following fees were payable by HSBC to the Group’s principal auditor, KPMG Audit Plc and its associates (together ‘KPMG’):

			2007	2006	2005
			US$m	US$m	US$m

Audit fees for HSBC Holdings’ statutory audit[1]			3.0	2.7	3.0
–		fees relating to current year	3.0	2.7	2.8
–		fees relating to prior year	–	–	0.2
Fees payable to KPMG for other services provided to HSBC			79.1	64.1	79.6
	Audit-related services:
	–	audit of HSBC’s subsidiaries, pursuant to legislation[2]	45.2	40.4	42.5
	–	other services pursuant to legislation[3]	19.4	15.4	29.2
	Tax services[4]		2.9	2.0	2.6
	Other services:
	–	services relating to information technology[5]	0.4	0.6	–
	–	services related to corporate finance transactions[6]	1.8	1.6	0.3
	–	all other services[7]	9.4	4.1	5.0

Total fees payable			82.1	66.8	82.6

1	Fees payable to KPMG Audit Plc for the statutory audit of the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings. They exclude amounts payable for the statutory audit of HSBC Holdings’ subsidiaries which have been included in ‘Fees payable to KPMG for other services provided to HSBC’.
2	Including fees payable to KPMG for the statutory audit of HSBC’s subsidiaries.
3	Including services for assurance and other services that relate to statutory and regulatory filings, including comfort letters and interim reviews. Other services pursuant to legislation included fees paid to KPMG in respect of work relating to preparation for reporting under section 404 of the Sarbanes-Oxley Act of US$1.6 million (2006: US$2.2 million; 2005: US$11.7 million). Other accounting firms were paid a total of US$2.5 million (2006: US$8.3 million; 2005: US$16.7 million) for work on this project.
4	Including tax compliance services and tax advisory services.
5	Including advice on IT security and business continuity and performing agreed-upon IT testing procedures.
6	Including fees payable to KPMG for transaction-related work, including US debt issuances.
7	Including other assurance and advisory services such as translation services, ad-hoc accounting advice and review of financial models.

No fees were payable by HSBC to KPMG for the following types of services: internal audit services, valuation and actuarial services, services related to litigation, and services related to recruitment and remuneration. The following fees were payable by HSBC’s associated pension schemes to KPMG:

	2007	2006	2005
	US$000	US$000	US$000

Audit fees	612	581	550
Tax services	14	23	17
All other services	36	23	5

Total fees payable	662	627	572

No fees were payable by HSBC’s associated pension schemes to KPMG for the following types of services: other services pursuant to legislation, services relating to information technology, internal audit services, valuation and actuarial services, services related to litigation, services related to recruitment and remuneration, and services related to corporate finance transactions.

In addition to the above, KPMG estimate they have been paid fees of US$3.4 million (2006: US$2.1 million; 2005: US$4.5 million) by parties other than HSBC but where HSBC is connected with the contracting party and therefore may be involved in appointing KPMG. These fees arise from services such as auditing mutual funds managed by HSBC and reviewing the financial position of corporate concerns which borrow from HSBC.

Fees payable to KPMG for non-audit services for HSBC Holdings are not disclosed separately because such fees are disclosed on a consolidated basis for HSBC Group.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 10

10	Share-based payments

During 2007, US$870 million was charged to the income statement in respect of share-based payment transactions settled in equity (2006: US$854 million; 2005: US$540 million). This expense, which was computed from the fair values of the share-based payment transactions when contracted, arose under employee share awards made in accordance with HSBC’s reward structures.

Calculation of fair values

Fair values of share options/awards, measured at the date of grant of the option/award, are calculated using a binomial lattice model methodology that is based on the underlying assumptions of the Black-Scholes model. When modelling options/awards with vesting dependent on HSBC’s Total Shareholder Return (‘TSR’) over a period, the TSR performance targets are incorporated into the model using Monte Carlo simulation. The expected life of options depends on the behaviour of option holders, which is incorporated into the option model on the basis of historic observable data. The fair values calculated are inherently subjective and uncertain due to the assumptions made and the limitations of the model used.

The significant weighted average assumptions used to estimate the fair value of the options granted were as follows:

	HSBC	1-year	3-year	5-year
	Holdings	Savings-	Savings-	Savings-
	Group	Related	Related	Related
	Share Option	Share Option	Share Option	Share Option	The HSBC
	Plan	Plan	Plans	Plans	Share Plan
2007
Risk-free interest rate[1] (%)	–	5.6	5.5	5.4	–
Expected life[2] (years)	–	1	3	5	–
Expected volatility[3] (%)	–	17	17	17	–
Share price at grant date (£)	–	9.24	9.24	9.24	–

2006
Risk-free interest rate[1] (%)	–	4.7	4.8	4.7	–
Expected life[2] (years)	–	1	3	5	–
Expected volatility[3] (%)	–	17	17	17	–
Share price at grant date (£)	–	9.54	9.54	9.54	–

2005
Risk-free interest rate[1] (%)	4.6	–	4.3	4.3	4.3
Expected life[2] (years)	7.8	–	3	5	5
Expected volatility[3] (%)	20	–	20	20	20
Share price at grant date (£)	8.30	–	8.68	8.68	8.37

1	The risk-free rate was determined from the UK gilts yield curve for the HSBC Holdings Group Share Option Plan awards and UK Savings-Related Share Option Plans. A similar yield curve was used for the International Savings-Related Share Option Plans.
2	Expected life is not a single input parameter but a function of various behavioural assumptions.
3	Expected volatility is estimated by considering both historic average share price volatility and implied volatility derived from traded options over HSBC shares of similar maturity to those of the employee options.

Expected dividends are incorporated into the valuation model for options and shares, where applicable. The expected US dollar denominated dividend growth was determined to be 10 per cent for the first 3 years (2006: 9 per cent for first year) and 8 per cent thereafter (2006: 8 per cent), in line with consensus analyst forecasts.

The HSBC Share Plan

The HSBC Share Plan was adopted by HSBC Holdings in 2005. Under this plan, performance share awards, restricted share awards and share option awards may be made. The aim of the HSBC Share Plan is to align the interests of executives with the creation of shareholder value and recognise individual performance and potential. Awards are also made under this plan for recruitment and retention purposes.

Performance share awards

Performance shares are awarded to executive Directors and other senior executives after taking into account individual performance in the previous year. Each award is divided into two equal parts for testing attainment against pre-determined benchmarks. One half of the award is subject to a TSR measure, based on HSBC’s ranking against a comparator group of 28 major banks; the other half is subject to an earnings per share target. For each element of the

Back to Contents

award, shares are released to the employee on a sliding scale from 30 to 100 per cent of the award, depending on the scale of achievement against the benchmarks, providing that the minimum criteria for each performance measure has been met and subject to the Remuneration Committee being satisfied that HSBC’s financial performance has shown a sustained improvement in the period since the award date. The shares vest after three years to the extent that the vesting conditions are satisfied.

	2007	2006
	Number	Number
	(000’s)	(000’s)

Outstanding at 1 January	10,367	5,077
Additions during the year	3,263	5,312
Forfeited in the year	(1,312)	(22)

Outstanding at 31 December	12,318	10,367

The weighted average fair value of shares awarded by HSBC for performance share awards in 2007 was US$13.24 (2006: US$13.31) .

Restricted share awards

Restricted shares are awarded to other employees on the basis of their performance, potential and retention requirements, to aid recruitment or as a part-deferral of annual bonuses. Shares are awarded without corporate performance conditions and generally vest between one and three years from the date of award, providing the employees have remained continually employed by HSBC for this period.

	2007	2006
	Number	Number
	(000’s)	(000’s)

Outstanding at 1 January	43,420	5,106
Additions during the year	52,790	41,440
Released in the year	(8,781)	(1,685)
Forfeited in the year	(8,173)	(1,441)

Outstanding at 31 December	79,256	43,420

The weighted average fair value of shares awarded by HSBC for restricted share awards in 2007 was US$17.92 (2006: US$17.65) .

Share options

Share options were granted in 2005 under The HSBC Share Plan to employees in France on the basis of their performance in the previous year. The share options are subject to the corporate performance conditions, which consist of an absolute earnings per share measure and a TSR measure based on HSBC Holdings’ ranking against a comparator group of 28 major banks. The options may vest after three years and are exercisable up to the tenth anniversary of the date of grant, after which they will lapse.

	2007		2006

		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(000’s)		£(000’s)	£

Outstanding at 1 January	628	8.84	628	8.84
Forfeited in the year	(104)	8.79	–	–

Outstanding at 31 December	524	8.85	628	8.84

No options were granted in 2007 (2006: nil). The weightedaverage remaining contractual life of options outstanding at the balance sheet date was 2.4 years (2006: 3.3 years). The exercise price range of options outstanding at the balance sheet date was £8.79 - £9.17. None of these options were exercisable at the balance sheet date.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 10

Savings-related share option plans

Savings-related share option plans invite eligible employees to enter into savings contracts to save up to £250 per month (or its equivalent in US dollars, Hong Kong dollars or euros), with the option to use the savings to acquire shares. The aim of the plans is to align the interests of all employees with the creation of shareholder value. The options are exercisable within three months following the first anniversary of the commencement of a one-year savings contract or within six months following either the third or the fifth anniversaries of the commencement of three-year or five-year savings contracts, respectively. The exercise price is set at a 20 per cent (2006: 20 per cent) discount to the market value immediately preceding the date of invitation (except for the one-year options granted under the US sub-plan where a 15 per cent discount is applied).

	2007		2006

		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(000’s)		£(000’s)	£

Outstanding at 1 January	87,837	6.58	98,416	6.07
Granted in the year	30,105	7.43	22,627	7.63
Exercised in the year	(17,951)	6.58	(25,336)	5.61
Forfeited in the year	(10,252)	6.58	(7,870)	6.26

Outstanding at 31 December	89,739	6.83	87,837	6.58

The weighted average fair value of options granted during the year was US$4.24 (2006: US$3.45) . The exercise price range and weighted average remaining contractual life for options outstanding at the balance sheet date were as follows:

	2007	2006

Exercise price range (£)	5.35 – 7.93	5.35 – 7.93
Weighted average remaining contractual life (years)	1.67	1.76
Of which exercisable:
Number (000’s)	541	671
Weighted average exercise price (£)	6.44	5.35

The weighted average share price at the date the share options were exercised was US$17.93 (2006: US$17.55) .

HSBC Holdings Restricted Share Plan 2000

Performance share awards made under the HSBC Holdings Restricted Share Plan 2000 (the ‘Restricted Share Plan’)

Performance share awards under the Restricted Share Plan were granted to senior executives from 2000 to 2004. The aim of the plan was to align the interests of executives with the creation of shareholder value. This was achieved by setting certain TSR targets against a peer group of major banks which would normally have to be attained in order for the awards to vest. In addition to these performance conditions, none of the outstanding awards will vest unless the Remuneration Committee is satisfied that, during the performance period, HSBC has achieved sustained growth. Following adoption of The HSBC Share Plan in 2005, no further awards will be made under this Plan other than from reinvested scrip dividends.

		2007	2006
		Number	Number
		(000’s)	(000’s)

Outstanding at 1 January		12,328	14,970
Additions during the year[1]		301	520
Released in the year		(2,332)	(3,050)
Forfeited in the year		(5,486)	(112)

Outstanding at 31 December		4,811	12,328

1	Additions during the year comprised reinvested scrip dividends.

The weighted average remaining vesting period as at 31 December 2007 was 0.2 years (2006: 1.5 years).

Back to Contents

Restricted share awards made under the Restricted Share Plan

Restricted share awards under the Restricted Share plan were granted to eligible employees from 2000 to 2005, after taking into account the employees’ performance in the previous year, their potential and retention requirements. Restricted shares were also awarded as part-deferral of annual bonuses or for recruitment purposes. Shares were awarded without corporate performance conditions and generally vest between one and three years from the date of award, providing the employees have remained continuously employed by HSBC for the period.

		2007	2006
		Number	Number
		(000’s)	(000’s)

Outstanding at 1 January		38,670	58,427
Additions during the year[1]		199	1,499
Released in the year		(17,156)	(19,224)
Forfeited in the year		(2,414)	(2,032)

Outstanding at 31 December		19,299	38,670

1	Additions during the year comprised reinvested scrip dividends.

The weighted average remaining vesting period as at 31 December 2007 was 0.3 years (2006: 0.8 years).

HSBC Holdings Group Share Option Plan

The HSBC Holdings Group Share Option Plan was a long-term incentive plan under which certain HSBC employees between 2000 and 2005 were awarded share options. The aim of the plan was to align the interests of those higher performing employees with the creation of shareholder value. This was achieved by setting certain TSR targets which would normally have to be attained in order for the awards to vest. Options were granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions. Options granted after May 2005 are made under The HSBC Share Plan.

	2007		2006

		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(000’s)		£(000’s)	£

Outstanding at 1 January	168,786	8.09	209,982	8.06
Exercised in the year	(8,351)	7.64	(37,817)	7.80
Forfeited in the year	(8,222)	8.02	(3,379)	8.29

Outstanding at 31 December	152,213	8.15	168,786	8.09

The number of options, weighted average exercise price, and weighted average remaining contractual life of options outstanding at the balance sheet date, analysed by exercise price range, were as follows:

	2007		2006

Exercise price range (£)	6.00 – 8.00	8.01 – 10.00	6.00 – 8.00	8.01 – 10.00
Number (000’s)	29,312	122,901	34,903	131,725
Weighted average exercise price (£)	6.92	8.44	6.92	8.40
Weighted average remaining contractual life (years)	5.33	5.34	4.74	7.17
Of which exercisable:
Number (000’s)	29,312	61,650	34,903	66,104
Weighted average exercise price (£)	6.92	8.59	6.92	8.58

The weighted average share price at the date the share options were exercised was US$18.08 (2006: US$17.65) .

In 2006, after consideration of the performance and shareholder returns over the period between 2003 and 2005, the Remuneration Committee exercised its discretion to waive the TSR performance condition in respect of the awards made under this plan in 2003. As a result, a charge of US$135 million was recognised in 2006, reflecting the incremental fair value granted measured at the date the performance condition was waived. This was measured using a binomial lattice model methodology that is based on the underlying assumptions of the Black-Scholes model, as

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 10 and 11

described above in ‘Calculation of fair values’. A risk-free interest rate of 4.3 per cent was used, with all other inputs to the model consistent with those used to value the other share options and awards made during 2006.

HSBC Holdings Executive Share Option Scheme

The HSBC Holdings Executive Share Option Scheme was a long-term incentive plan under which certain senior HSBC employees were awarded share options before the adoption of the HSBC Holdings Group Share Option Plan in 2000. The aim of the plan was to align the interests of those higher performing senior employees with the creation of shareholder value. This was achieved by setting certain TSR targets to be attained in order for the awards to vest. Options were granted at market value and were exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions. No awards have been made under this plan since 2000 and the remaining unexercised options are summarised below:

	2007		2006

		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(000’s)		£(000’s)	£

Outstanding at 1 January	22,037	6.82	32,255	6.78
Exercised in the year	(3,377)	6.65	(9,767)	6.69
Forfeited in the year	(421)	6.84	(451)	5.94

Outstanding at 31 December	18,239	6.85	22,037	6.82

The weighted average share price at the date the share options were exercised was US$18.08 (2006: US$17.65).

The number of options, weighted average exercise price and weighted average remaining contractual life of options outstanding at the balance sheet date, analysed by exercise price range, were as follows:

	2007	2006

Exercise price range (£)	6.01 – 7.87	2.17 – 6.00	6.01 – 7.87
Number (000’s)	18,239	188	21,849
Weighted average exercise price (£)	6.85	5.02	6.84
Weighted average remaining contractual life (years)	1.66	–	2.64
Of which exercisable:
Number (000’s)	18,239	188	21,849
Weighted average exercise price (£)	6.85	5.02	6.84

HSBC France and subsidiary company plans

Before its acquisition by HSBC in 2000, HSBC France and certain of its subsidiaries operated employee share plans under which share options were granted over their respective shares.

Options over HSBC France shares granted between 1994 and 1999 vested upon announcement of HSBC’s agreement to acquire HSBC France and were therefore included in the valuation of HSBC France.

HSBC France granted 909,000 options in 2000 after the public announcement of the acquisition and these options did not vest as a result of the change in control. The options were subject to continued employment and vested on 1 January 2002. The HSBC France shares obtained on exercise of the options are exchangeable for HSBC’s ordinary shares of US$0.50 each in the same ratio as the Exchange Offer for HSBC France shares (13 ordinary shares of US$0.50 for each HSBC France share). Options were granted at market value and are exercisable within 10 years of the date of grant.

	2007		2006

		Exercise		Exercise
	Number	price	Number	price
	(000’s)		€(000’s)	€

Outstanding at 1 January	646	142.5	766	142.5
Exercised in the year	(44)	142.5	(120)	142.5

Outstanding and exercisable at 31 December	602	142.5	646	142.5

The remaining contractual life for options outstanding at the balance sheet date was 2.3 years (2006: 3.3 years)

Back to Contents
The weighted average share price at the date the share options were exercised was US$18.08 (2006: US$17.64) .

At the date of its acquisition in 2000, certain of HSBC France’s subsidiary companies also operated employee share option plans under which options could be granted over their respective shares. On exercise of certain of these options, the subsidiary shares are exchanged for HSBC ordinary shares. The total number of HSBC ordinary shares exchanged under such arrangements in 2007 was 113,240 (2006: 356,491).

HSBC Finance Corporation

Upon acquisition, HSBC Finance share options previously granted were converted to share options over HSBC ordinary shares of US$0.50 each at a rate of 2.675 HSBC share options (the same ratio as the Exchange Offer for HSBC Finance) for each HSBC Finance share option. Options granted under HSBC Finance’s own share option schemes prior to the announcement of the acquisition by HSBC in November 2002 vested as options over HSBC shares upon acquisition by HSBC. Options granted after the announcement of the acquisition in November 2002 but prior to its completion on 28 March 2003 generally vest equally over four years and expire ten years from the date of grant.

Information with respect to share options granted under HSBC Finance’s pre-acquisition scheme is as follows:

	2007		2006

		Exercise		Exercise
	Number	price	Number	price
	(000’s)	US$	(000’s)	US$

HSBC Finance share options outstanding at 1 January	3,126	10.66	6,358	10.66
Exercised in the year	(671)	10.66	(3,219)	10.66
Forfeited in the year	–	10.66	(13)	10.66

Outstanding and exercisable at 31 December	2,455	10.66	3,126	10.66

The remaining contractual life for options outstanding at the balance sheet date was 4.9 years (2006: 5.9 years). The weighted average share price at the date the share options were exercised was US$18.08 (2006: US$17.65) .

11	Tax expense

		2007	2006	2005
		US$m	US$m	US$m
	Current tax
	UK corporation tax charge – on current year profit	1,372	772	663
	UK corporation tax charge – adjustments in respect of prior years	(46)	(122)	29
	Overseas tax – on current year profit	3,976	4,600	4,103
	Overseas tax – adjustments in respect of prior years	(97)	(48)	(110)

		5,205	5,202	4,685

	Deferred tax
	Origination and reversal of temporary differences	(1,247)	(51)	506
	Effect of changes in tax rates	(35)	–	8
	Adjustments in respect of prior years	(166)	64	(106)

		(1,448)	13	408

	Tax expense	3,757	5,215	5,093

The UK corporation tax rate applying to HSBC Holdings and its subsidiaries was 30 per cent (2006: 30 per cent; 2005: 30 per cent). Overseas tax included Hong Kong profits tax of US$1,137 million (2006: US$751 million; 2005: US$639 million). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 17.5 per cent (2006: 17.5 per cent; 2005: 17.5 per cent) on the profits for the year assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

The following table reconciles the tax expense which would apply if all profits had been taxed at the UK corporation tax rate:

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 11

	2007		2006		2005

	US$m	%	US$m	%	US$m	%
Analysis of tax expense
Taxation at UK corporation tax rate of 30% (2006 and 2005: 30% )	7,264	30.0	6,626	30.0	6,290	30.0
Effect of taxing overseas profits in principal locations at different rates	(1,460)	(6.0)	(568)	(2.6)	(342)	(1.6)
Tax-free gains	(296)	(1.2)	(199)	(0.9)	(220)	(1.0)
Adjustments in respect of prior period liabilities	(309)	(1.3)	(106)	(0.5)	(187)	(0.9)
Low income housing tax credits[1]	(107)	(0.4)	(108)	(0.5)	(110)	(0.5)
Effect of profit in associates and joint ventures	(450)	(1.9)	(253)	(1.1)	(193)	(0.9)
Effect of previously unrecognised temporary differences[2]	(485)	(2.0)	(122)	(0.6)	(147)	(0.8)
Release of deferred tax consequent on restructuring of Group interests	(359)	(1.5)	–	–	–	–
Impact of gains arising from dilution of interests in associates[3]	(253)	(1.0)	–	–	–	–
Other items	212	0.8	(55)	(0.2)	2	–

Overall tax expense	3,757	15.5	5,215	23.6	5,093	24.3

1	Low income housing tax credits arise in the US and are designed to encourage the provision of rental housing for low income households.
2	The effect of previously unrecognised temporary differences principally relates to the recognition of capital losses.
3	The gains arising from the dilution of HSBC’s interests in associates are not subject to tax and, as such, there is a reconciling item which reduces the effective tax rate (see note 21).

In addition to the amount charged to the income statement, the aggregate amount of current and deferred tax, relating to items that are taken directly to total equity, was a US$226 million reduction in total equity (2006: US$44 million reduction in total equity; 2005: US$437 million increase in total equity).

The 2007 Finance Act reduction in the UK corporation tax rate from 30 per cent to 28 per cent, enacted in 2007 but commencing in 2008, resulted in a one off re-measurement of deferred tax assets and liabilities. It gave rise to a credit to the Group’s tax charge of US$28 million.

Deferred taxation
HSBC
	2007	2006
	US$m	US$m

At 1 January	2,145	2,135
Income statement credit/(charge)	1,448	(13)
Equity:
– available-for-sale investments	(8)	(2)
– cash flow hedges	470	321
– share-based payments	(65)	(42)
– actuarial gains and losses	(642)	(324)
Foreign exchange and other adjustments	77	70

At 31 December	3,425	2,145

Asset	5,284	3,241
Liability	(1,859)	(1,096)

	3,425	2,145

The amount of deferred taxation accounted for in the Group balance sheet, before netting off balances within countries, comprised the following deferred tax liabilities and assets:

Back to Contents
	2007	2006
	US$m	US$m
Deferred tax assets
Retirement benefits	822	1,599
Loan impairment allowances	4,484	2,775
Unused tax losses	272	180
Accelerated capital allowances	97	91
Available-for-sale investments	77	–
Cash flow hedges	570	139
Share-based payments	326	194
Other short term timing differences	900	462
Other timing differences	–	80

	7,548	5,520

Deferred tax liabilities
Assets leased to customers	1,285	1,676
Revaluation of property	507	469
Accelerated capital allowances	206	171
Other short-term timing differences	202	–
Provision for tax on profit remitted from overseas	102	112
Available-for-sale investments	198	384
Cash flow hedges	96	34
Other timing differences	1,527	529

	4,123	3,375

Net deferred tax asset/(liability)	3,425	2,145

After netting off balances within countries, the balances as disclosed in the accounts are as follows:

	2007	2006
	US$m	US$m

Deferred tax assets	5,284	3,241
Deferred tax liabilities	(1,859)	(1,096)

	3,425	2,145

The amount of temporary differences for which no deferred tax asset is recognised in the balance sheet is US$923 million (2006: US$1,067 million). Of this amount, US$750 million (2006: US$876 million) has no expiry date and US$173 million (2006: US$191 million) is scheduled to expire within 10 years.

Deferred tax is not recognised in respect of the Group’s investments in subsidiaries, branches, associates and interests in joint ventures where remittance is not contemplated or where no additional tax is expected to arise. The aggregate amount of temporary differences associated with such investments is US$29,947 million (2006: US$22,424 million; 2005: US$15,367 million).

HSBC Holdings
	Deferred tax asset/(liability)

	2007	2006
	US$m	US$m
Temporary differences:
– short-term timing differences	1	1
– fair valued assets and liabilities	(14)	10
– share-based payments	20	24

	7	35

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 12, 13 and 14

12	Dividends

	Dividends to shareholders of the parent company were as follows:

		2007			2006			2005

		Per		Settled	Per		Settled	Per		Settled
		share	Total	in scrip	share	Total	in scrip	share	Total	in scrip
		US$	US$m	US$m	US$	US$m	US$m	US$	US$m	US$m
	Dividends declared on ordinary shares
	In respect of previous year:
	– fourth interim dividend	0.360	4,161	2,116	0.310	3,513	1,542	0.270	3,007	431
	In respect of current year:
	– first interim dividend	0.170	1,986	712	0.150	1,712	248	0.140	1,563	677
	– second interim dividend	0.170	1,997	912	0.150	1,724	515	0.140	1,574	311
	– third interim dividend	0.170	2,007	614	0.150	1,730	223	0.140	1,585	392

		0.870	10,151	4,354	0.760	8,679	2,528	0.690	7,729	1,811

	Quarterly dividends on preference share capital
	March dividend	15.50	22		15.50	22		–	–
	June dividend	15.50	23		15.50	23		–	–
	September dividend	15.50	22		15.50	22		–	–
	December dividend	15.50	23		15.50	23		14.29	21

		62.00	90		62.00	90		14.29	21

	The Directors declared after the end of the year a fourth interim dividend in respect of the financial year ended 31 December 2007 of US$0.39 per ordinary share, a distribution of US$4,628 million. The fourth interim dividend will be payable on 7 May 2008 to shareholders on the Register at the close of business on 25 March 2008. No liability is recorded in the financial statements in respect of the fourth interim dividend for 2007.

13	Earnings per share

	Basic earnings per ordinary share was calculated by dividing the earnings of US$19,043 million (2006: US$15,699 million; 2005: US$15,060 million) by the weighted average number of ordinary shares, excluding own shares held, outstanding in 2007 of 11,545 million (2006: 11,210 million; 2005: 11,038 million).

	2007	2006	2005
	US$m	US$m	US$m

Profit attributable to shareholders of the parent company	19,133	15,789	15,081
Dividend payable on preference shares classified as equity	(90)	(90)	(21)

Profit attributable to the ordinary shareholders of the parent company	19,043	15,699	15,060

Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares (including share options outstanding not yet exercised), by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of dilutive potential ordinary shares in 2007 of 11,661 million (2006: 11,320 million; 2005: 11,171 million). The effect of dilutive share options and share awards on the weighted average number of ordinary shares in issue was as follows:

Back to Contents

		Number of shares (millions)

		2007	2006	2005

	Average number of shares in issue	11,545	11,210	11,038
	Dilutive share options and share awards	116	110	133
	– Savings-related Share Option Plan	20	27	22
	– Executive Share Option Scheme	5	10	11
	– Group Share Option Plan	16	28	14
	– Restricted and performance share awards	67	32	70
	– HSBC France share options	5	8	10
	– HSBC Finance share options	3	5	6

	Average number of shares in issue assuming dilution	11,661	11,320	11,171

	Of the total number of employee share options and share awards existing at 31 December 2007, 19 million were anti-dilutive (2006: 20 million; 2005: 121 million).

14	Segmental analysis

	In the following segmental analysis, the benefit of shareholders’ funds impacts the analysis only to the extent that these funds are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures.

	By geographical region

	Geographical information is classified by the location of the principal operations of the subsidiary, or, for The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East, HSBC Finance and HSBC Bank USA, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of HSBC’s structure, the analysis of profits shown below includes intra-HSBC items between geographical regions with the elimination shown in a separate column. The Rest of Asia-Pacific geographical segment includes the Middle East, India and Australasia. Shared costs are included in segments on the basis of the actual recharges made.

Total assets
	At 31 December 2007		At 31 December 2006

	US$m	%	US$m	%

Europe	1,184,315	50.3	828,701	44.6
Hong Kong	332,691	14.1	272,428	14.6
Rest of Asia-Pacific	228,112	9.7	167,668	9.0
North America	510,092	21.7	511,190	27.5
Latin America	99,056	4.2	80,771	4.3

	2,354,266	100.0	1,860,758	100.0

Total liabilities
	At 31 December 2007		At 31 December 2006

	US$m	%	US$m	%

Europe	1,126,508	50.7	778,635	44.7
Hong Kong	317,316	14.3	258,028	14.8
Rest of Asia-Pacific	210,499	9.5	161,388	9.2
North America	478,323	21.6	477,310	27.3
Latin America	86,204	3.9	70,469	4.0

	2,218,850	100.0	1,745,830	100.0

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 14

Profit before tax

	Year ended 31 December 2007

			Rest of			Intra-
		Hong	Asia-	North	Latin	HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	33,144	12,580	10,158	30,183	9,471	(3,177)	92,359
Interest expense	(25,398)	(7,097)	(6,015)	(15,336)	(3,895)	3,177	(54,564)
Net interest income	7,746	5,483	4,143	14,847	5,576	–	37,795
Fee income	10,973	3,860	2,709	6,733	2,647	(585)	26,337
Fee expense	(2,542)	(498)	(463)	(923)	(494)	585	(4,335)
Net fee income	8,431	3,362	2,246	5,810	2,153	–	22,002
Trading income/(expense) excluding net interest income .	3,003	1,270	1,202	(1,289)	272	–	4,458
Net interest income on trading activities	3,940	(28)	441	747	276	–	5,376
Net trading income	6,943	1,242	1,643	(542)	548	–	9,834
Net income from financial instruments designated at fair value	1,226	676	111	1,750	320	–	4,083
Gains less losses from financial investments	1,326	94	38	245	253	–	1,956
Gains arising from dilution of interests in associates	–	–	1,081	–	11	–	1,092
Dividend income	171	31	8	105	9	–	324
Net earned insurance premiums .	4,010	2,797	226	449	1,594	–	9,076
Other operating income	1,193	845	798	360	228	(1,985)	1,439

Total operating income	31,046	14,530	10,294	23,024	10,692	(1,985)	87,601
Net insurance claims incurred and movement in liabilities to policyholders	(3,479)	(3,208)	(253)	(241)	(1,427)	–	(8,608)

Net operating income before loan impairment charges and other credit risk provisions	27,567	11,322	10,041	22,783	9,265	(1,985)	78,993
Loan impairment charges and other credit risk provisions	(2,542)	(231)	(616)	(12,156)	(1,697)	–	(17,242)

Net operating income[1]	25,025	11,091	9,425	10,627	7,568	(1,985)	61,751
Total operating expenses (excluding depreciation and amortisation)	(15,451)	(3,510)	(4,572)	(10,037)	(5,043)	1,985	(36,628)
Depreciation of property, plant and equipment	(848)	(180)	(159)	(317)	(210)	–	(1,714)
Amortisation of intangible assets	(226)	(90)	(33)	(202)	(149)	–	(700)

Total operating expenses	(16,525)	(3,780)	(4,764)	(10,556)	(5,402)	1,985	(39,042)

Operating profit	8,500	7,311	4,661	71	2,166	–	22,709
Share of profit in associates and joint ventures	95	28	1,348	20	12	–	1,503

Profit before tax	8,595	7,339	6,009	91	2,178	–	24,212

Other disclosures:
Capital expenditure incurred[2]	1,722	441	277	833	599	–	3,872
Investment in associates and joint ventures	158	155	9,867	127	77	–	10,384

1 Net operating income:
External	23,772	10,168	8,456	11,784	7,571	–	61,751
Inter-segment	1,253	923	969	(1,157)	(3)	(1,985)	–
2 Expenditure incurred on property, plant and equipment and intangible assets.

Back to Contents

			Year ended 31 December 2006

			Rest of			Intra-
		Hong	Asia-	North	Latin	HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	25,249	11,097	7,693	27,959	7, 289	(3,408)	75,879
Interest expense	(16,960)	(6,412)	(4,646)	(13,691)	(3,092)	3,408	(41,393)
Net interest income	8,289	4,685	3,047	14,268	4,197	–	34,486
Fee income	9,583	2,448	1,912	5,611	1,975	(449)	21,080
Fee expense	(2,475)	(392)	(290)	(845)	(345)	449	(3,898)
Net fee income	7,108	2,056	1,622	4, 766	1,630	–	17,182
Trading income excluding net interest income	2,842	924	935	617	301	–	5,619
Net interest income/(expense) on trading activities	1,687	(307)	246	741	236	–	2,603
Net trading income	4,529	617	1,181	1,358	537	–	8,222
Net income/(expense) from financial instruments designated at fair value	144	260	79	(63)	237	–	657
Gains less losses from financial investments	624	162	41	58	84	–	969
Dividend income	183	61	5	85	6	–	340
Net earned insurance premiums	1,298	2,628	174	492	1,076	–	5,668
Other operating income	1,428	834	765	922	91	(1,494)	2,546

Total operating income	23,603	11,303	6,914	21,886	7,858	(1,494)	70,070
Net insurance claims incurred and movement in liabilities to policyholders	(531)	(2,699)	(192)	(259)	(1,023)	–	(4,704)

Net operating income before loan impairment charges and other credit risk provisions	23,072	8,604	6,722	21,627	6,835	(1,494)	65,366
Loan impairment charges and other credit risk provisions	(2,155)	(172)	(512)	(6,796)	(938)	–	(10,573)

Net operating income[1]	20,917	8,432	6,210	14,831	5,897	(1,494)	54,793
Total operating expenses (excluding depreciation and amortisation)	(12,811)	(3,002)	(3,412)	(9, 669)	(3,923)	1,494	(31,323)
Depreciation of property, plant and equipment	(762)	(171)	(124)	(284)	(173)	–	(1,514)
Amortisation of intangible assets	(298)	(96)	(12)	(240)	(70)	–	(716)

Total operating expenses	(13,871)	(3,269)	(3,548)	(10,193)	(4 ,166)	1, 494	(33,553)

Operating profit	7,046	5,163	2,662	4, 638	1,731	–	21,240
Share of profit/(loss) in associates and joint ventures	(72)	19	865	30	4	–	846

Profit before tax	6,974	5,182	3,527	4, 668	1,735	–	22,086

Other disclosures:
Capital expenditure incurred[2]	1,508	324	235	899	2,017	–	4,983
Investment in associates and joint ventures	1,321	128	6,322	541	84	–	8,396

1 Net operating income:
External	19,664	7,970	5,592	15,694	5,873	–	54,793
Inter-segment	1,253	462	618	(863)	24	(1,494)	–
2 Expenditure incurred on property, plant and equipment and intangible assets.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 14

			Year ended 31 December 2005

			Rest of			Intra-
		Hong	Asia-	North	Latin	HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	21,023	7,419	5,673	22,189	6,133	(2,343)	60,094
Interest expense	(12,802)	(3,355)	(3,261)	(8,894)	(2,791)	2,343	(28,760)
Net interest income	8,221	4,064	2,412	13,295	3,342	–	31,334
Fee income	8,081	1,967	1,619	4,605	1,481	(267)	17,486
Fee expense	(1,782)	(293)	(279)	(653)	(290)	267	(3,030)
Net fee income	6,299	1,674	1,340	3,952	1,191	–	14,456
Trading income excluding net interest income	1,660	773	753	250	220	–	3,656
Net interest income/(expense) on trading activities	1,376	(227)	107	635	317	–	2,208
Net trading income	3,036	546	860	885	537	–	5,864
Net income/(expense) from financial instruments designated at fair value	362	(6)	58	434	186	–	1,034
Gains less losses from financial investments	439	108	18	47	80	–	692
Dividend income	63	41	5	41	5	–	155
Net earned insurance premiums .	1,599	2,334	155	477	871	–	5,436
Other operating income	1,603	805	335	642	286	(938)	2,733

Total operating income	21,622	9,566	5,183	19,773	6,498	(938)	61,704
Net insurance claims incurred and movement in liabilities to policyholders	(818)	(2,059)	(166)	(232)	(792)	–	(4,067)

Net operating income before loan impairment charges and other credit risk provisions	20,804	7,507	5,017	19,541	5,706	(938)	57,637
Loan impairment charges and other credit risk provisions	(1,929)	(146)	(134)	(4,916)	(676)	–	(7,801)

Net operating income[1]	18,875	7,361	4,883	14,625	5,030	(938)	49,836
Total operating expenses (excluding depreciation and amortisation)	(11,493)	(2,586)	(2,648)	(8,276)	(3,263)	938	(27,328)
Depreciation of property, plant and equipment	(912)	(168)	(107)	(307)	(138)	–	(1,632)
Amortisation of intangible assets	(234)	(113)	(7)	(175)	(25)	–	(554)

Total operating expenses	(12,639)	(2,867)	(2,762)	(8,758)	(3,426)	938	(29,514)

Operating profit	6,236	4,494	2,121	5,867	1,604	–	20,322
Share of profit in associates and joint ventures	120	23	453	48	–	–	644

Profit before tax	6,356	4,517	2,574	5,915	1,604	–	20,966

Other disclosures:
Capital expenditure incurred[2]	1,892	249	191	1,826	315	–	4,473
Investment in associates and
joint ventures	1,733	108	5,362	43	3	–	7,249

1 Net operating income:
External	18,300	7,001	4,636	14,860	5,039	–	49,836
Inter-segment	575	360	247	(235)	(9)	(938)	–
2 Expenditure incurred on property, plant and equipment and intangible assets .

Back to Contents

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

Profit before tax

	Year ended 31 December 2007

	Personal		Global			Intra-
	Financial	Commercial	Banking	Private		HSBC
	Services	Banking	& Markets	Banking	Other	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	29,069	9,055	4,430	1,216	(542)	(5,433)	37,795
Net fee income	11,742	3,972	4,901	1,615	(228)	–	22,002
Trading income excluding net interest income	38	265	3,503	525	127	–	4,458
Net interest income/(expense) on trading activities	140	31	(236)	9	(1)	5,433	5,376
Net trading income	178	296	3,267	534	126	5,433	9,834
Net income/(expense) from financial instruments designated at fair value	1,333	22	(164)	(1)	2,893	–	4,083
Gains less losses from financial investments	351	90	1,313	119	83	–	1,956
Gains arising from dilution in interests in associates	–	–	–	–	1,092	–	1,092
Dividend income	55	8	222	7	32	–	324
Net earned insurance premiums	8,271	733	93	–	(21)	–	9,076
Other operating income	387	165	1,218	58	3,523	(3,912)	1,439

Total operating income	51,386	14,341	15,280	3,548	6,958	(3,912)	87,601
Net insurance claims incurred and movement in liabilities to policyholders	(8,147)	(391)	(70)	–	–	–	(8,608)

Net operating income[1]	43,239	13,950	15,210	3,548	6,958	(3,912)	78,993
Loan impairment charges and other credit risk provisions	(16,172)	(1,007)	(38)	(14)	(11)	–	(17,242)

Net operating income[2]	27,067	12,943	15,172	3,534	6,947	(3,912)	61,751
Operating expenses	(21,757)	(6,252)	(9,358)	(2,025)	(3,562)	3,912	(39,042)

Operating profit	5,310	6,691	5,814	1,509	3,385	–	22,709
Share of profit in associates and joint ventures	590	454	307	2	150	–	1,503

Profit before tax	5,900	7,145	6,121	1,511	3,535	–	24,212

Capital expenditure incurred[3]	1,335	527	942	73	995	–	3,872
1 Net operating income before loan impairment charges and other credit risk provisions.
2 Net operating income:
External	21,059	11,442	23,595	2,144	3,511	–	61,751
Inter-segment	6,008	1,501	(8,423)	1,390	3,436	(3,912)	–
3 Expenditure incurred on property, plant and equipment and intangible assets.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 14 and 15

	Year ended 31 December 2006

	Personal		Global			Intra-
	Financial	Commercial	Banking	Private		HSBC
	Services	Banking	& Markets	Banking	Other	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	26,076	7,514	3,168	1,011	(625)	(2,658)	34,486
Net fee income	8,762	3,207	3,718	1,323	172	–	17,182
Trading income/(expense) excluding net interest income .	391	204	4,890	362	(228)	–	5,619
Net interest income/(expense) on trading activities	220	20	(379)	2	82	2,658	2,603
Net trading income/(expense)	611	224	4,511	364	(146)	2,658	8,222
Net income/(expense) from financial instruments designated at fair value	739	(22)	20	1	(81)	–	657
Gains less losses from financial investments	78	44	534	166	147	–	969
Dividend income	31	6	235	5	63	–	340
Net earned insurance premiums .	5,130	258	73	–	207	–	5,668
Other operating income	782	250	1,378	61	3,254	(3,179)	2,546

Total operating income	42,209	11,481	13,637	2,931	2,991	(3,179)	70,070
Net insurance claims incurred and movement in liabilities to policyholders	(4,365)	(96)	(62)	–	(181)	–	(4,704)

Net operating income[1]	37,844	11,385	13,575	2,931	2,810	(3,179)	65,366
Loan impairment (charges)/recoveries and other credit risk provisions	(9,949)	(697)	119	(33)	(13)	–	(10,573)

Net operating income[2]	27,895	10,688	13,694	2,898	2,797	(3,179)	54,793
Operating expenses	(18,818)	(4,979)	(7,991)	(1,685)	(3,259)	3, 179	(33,553)

Operating profit/(loss)	9,077	5,709	5,703	1, 213	(462)	–	21,240
Share of profit in associates and joint ventures	380	288	103	1	74	–	846

Profit/(loss) before tax	9,457	5,997	5,806	1, 214	(388)	–	22,086

Capital expenditure incurred[3]	2,150	1,083	1,021	45	684	–	4,983

1	Net operating income before loan impairment (charges)/recoveries and other credit risk provisions.
2	Net operating income:
	External	23,238	9,692	20,034	1,661	168	–	54,793
	Inter-segment	4,657	996	(6,340)	1,237	2,629	(3,179)	–
3	Expenditure incurred on property, plant and equipment and intangible assets .

Back to Contents

	Year ended 31 December 2005

	Personal		Global			Intra-
	Financial	Commercial	Banking	Private		HSBC
	Services	Banking	& Markets	Banking	Other	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	23,351	6,310	3,001	848	(472)	(1,704)	31,334
Net fee income	7,313	2,876	2,967	1,080	220	–	14,456
Trading income/(expense) excluding net interest income .	360	150	2,919	317	(90)	–	3,656
Net interest income/(expense) on trading activities	214	(3)	306	–	(13)	1,704	2,208
Net trading income/(expense)	574	147	3,225	317	(103)	1,704	5,864
Net income/(expense) from financial instruments designated at fair value	574	(12)	67	(1)	406	–	1,034
Gains less losses from financial investments	19	9	475	45	144	–	692
Dividend income	16	9	79	9	42	–	155
Net earned insurance premiums	4,864	236	76	–	260	–	5,436
Other operating income	729	327	1,621	68	2,634	(2,646)	2,733

Total operating income	37,440	9,902	11,511	2,366	3,131	(2,646)	61,704
Net insurance claims incurred and movement in liabilities to policyholders	(3,716)	(118)	(54)	–	(179)	–	(4,067)

Net operating income[1]	33,724	9,784	11,457	2,366	2,952	(2,646)	57,637
Loan impairment (charges)/recoveries and other credit risk provisions	(7,537)	(547)	272	12	(1)	–	(7,801)

Net operating income[2]	26,187	9,237	11,729	2,378	2,951	(2,646)	49,836
Operating expenses	(16,427)	(4,453)	(6,838)	(1,466)	(2,976)	2, 646	(29,514)

Operating profit/(loss)	9,760	4,784	4,891	912	(25)	–	20,322
Share of profit in associates and joint ventures	144	177	272	–	51	–	644

Profit before tax	9,904	4,961	5,163	912	26	–	20,966

Capital expenditure incurred[3]	1,583	411	1,783	102	594	–	4,473

1	Net operating income before loan impairment (charges)/recoveries and other credit risk provisions.
2	Net operating income:
	External	25,000	8,258	13,998	1,668	912	–	49,836
	Inter-segment	1,187	979	(2,269)	710	2,039	(2,646)	–
3	Expenditure incurred on property, plant and equipment and intangible assets.

Total assets
	At 31 December 2007		At 31 December 2006

	US$m	%	US$m	%

Personal Financial Services	588,473	25.0	546,568	29.4
Commercial Banking	261,893	11.1	213,450	11.5
Global Banking and Markets	1,375,240	58.4	994,436	53.5
Private Banking	88,510	3.8	73,026	3.9
Other	40,150	1.7	33,278	1.7

Total assets	2,354,266	100.0	1,860,758	100.0

15	Analysis of financial assets and liabilities by measurement basis

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

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 15

HSBC
	At 31 December 2007

						Financial	Derivatives	Derivatives
						assets and	designated	designated
			Held-to-		Available-	liabilities at	as fair value	as cash flow
	Held for	Designated	maturity	Loans and	for-sale	amortised	hedging	hedging
	trading	at fair value	securities	receivables	securities	cost	instruments	instruments	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash and balances at central banks	–	–	–	–	–	21,765	–	–	21,765
Items in the course of collection from other banks	–	–	–	–	–	9,777	–	–	9,777
Hong Kong Government certificates of indebtedness	–	–	–	13,893	–	–	–	–	13,893
Trading assets	445,968	–	–	–	–	–	–	–	445,968
Financial assets designated at fair value	–	41,564	–	–	–	–	–	–	41,564
Derivatives	182,604	–	–	–	–	–	335	4,915	187,854
Loans and advances to banks	–	–	–	237,366	–	–	–	–	237,366
Loans and advances to customers	–	–	–	981,548	–	–	–	–	981,548
Financial investments	–	–	9,768	–	273,232	–	–	–	283,000
Other assets	–	–	–	14	28	25,084	–	–	25,126
Accrued income	–	–	–	–	–	20,091	–	–	20,091

Total financial assets	628,572	41,564	9,768	1,232,821	273,260	76,717	335	4,915	2,267,952

Financial liabilities
Hong Kong currency notes in circulation	–	–	–	13,893	–	–	–	–	13,893
Deposits by banks	–	–	–	–	–	132,181	–	–	132,181
Customer accounts	–	–	–	–	–	1,096,140	–	–	1,096,140
Items in the course of transmission to other banks	–	–	–	–	–	8,672	–	–	8,672
Trading liabilities	314,580	–	–	–	–	–	–	–	314,580
Financial liabilities designated at fair value	–	89,939	–	–	–	–	–	–	89,939
Derivatives	181,009	–	–	–	–	–	403	1,981	183,393
Debt securities in issue	–	–	–	–	–	246,579	–	–	246,579
Other liabilities	–	–	–	–	–	32,892	–	–	32,892
Accruals	–	–	–	–	–	19,572	–	–	19,572
Subordinated liabilities	–	–	–	–	–	24,819	–	–	24,819

Total financial liabilities	495,589	89,939	–	13,893	–	1,560,855	403	1,981	2,162,660

Back to Contents

HSBC
	At 31 December 2006

						Financial	Derivatives		Derivatives
						assets and	designated		designated
			Held-to-		Available-	liabilities at	as fair value		as cash flow
	Held for	Designated	maturity	Loans and	for-sale	amortised	hedging		hedging
	trading	at fair value	securities	receivables	securities	cost	instruments		instruments	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m
Financial assets
Cash and balances at central banks	–	–	–	–	–	12,732	–		–	12,732
Items in the course of collection from other banks	–	–	–	–	–	14,144	–		–	14,144
Hong Kong Government certificates of indebtedness	–	–	–	13,165	–	–	–		–	13,165
Trading assets	328,147	–	–	–	–	–	–		–	328,147
Financial assets designated at fair value	–	20,573	–	–	–	–	–		–	20,573
Derivatives	99,752	–	–	–	–	–	20	1	3,749	103,702
Loans and advances to banks	–	–	–	185,205	–	–	–		–	185,205
Loans and advances to customers	–	–	–	868,133	–	–	–		–	868,133
Financial investments	–	–	9,371	–	195,435	–	–		–	204,806
Other assets	–	–	–	–	–	23,305	–		–	23,305
Accrued income	–	–	–	–	–	12,735	–		–	12,735

Total financial assets	427,899	20,573	9,371	1,0 66,503	195,435	62,916	201		3,749	1,786,647

Financial liabilities
Hong Kong currency notes in circulation	–	–	–	13,165	–	–	–		–	13,165
Deposits by banks	–	–	–	–	–	99,694	–		–	99,694
Customer accounts	–	–	–	–	–	896,834	–		–	896,834
Items in the course of transmission to other banks	–	–	–	–	–	12,625	–		–	12,625
Trading liabilities	226,608	–	–	–	–	–	–		–	226,608
Financial liabilities designated at fair value	–	70,211	–	–	–	–	–		–	70,211
Derivatives	99,790	–	–	–	–	–	31	5	1,373	101,478
Debt securities in issue	–	–	–	–	–	230,325	–		–	230,325
Other liabilities	–	–	–	–	–	25,676	–		–	25,676
Accruals	–	–	–	–	–	15,057	–		–	15,057
Subordinated liabilities	–	–	–	–	–	22,672	–		–	22,672

Total financial liabilities	326,398	70,211	–	13,165	–	1,302,883	315		1,373	1,714,345

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 15 and 16

HSBC Holdings
	At 31 December 2007

					Financial
					assets and
				Available-	liabilities at
	Held for	Designated	Loans and	for-sale	amortised
	trading	at fair value	receivables	securities	cost	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash at bank and in hand	–	–	–	–	360	360
Derivatives	2,660	–	–	–	–	2,660
Loans and advances to HSBC undertakings	–	–	17,242	–	–	17,242
Financial investments	–	–	–	3,022	–	3,022
Other assets	–	–	–	–	21	21

Total financial assets	2,660	–	17,242	3,022	381	23,305

Financial liabilities
Amounts owed to HSBC undertakings	–	–	–	–	2,969	2,969
Financial liabilities designated at fair value	–	18,683	–	–	–	18,683
Derivatives	44	–	–	–	–	44
Subordinated liabilities	–	–	–	–	8,544	8,544
Other liabilities	–	–	–	–	5	5
Accruals	–	–	–	–	150	150

Total financial liabilities	44	18,683	–	–	11,668	30,395

	At 31 December 2006

					Financial
					assets and
				Available-	liabilities at
	Held for	Designated	Loans and	for-sale	amortised
	trading	at fair value	receivables	securities	cost	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash at bank and in hand	–	–	–	–	729	729
Derivatives	1,599	–	–	–	–	1,599
Loans and advances to HSBC undertakings	–	–	14,456	–	–	14,456
Financial investments	–	–	–	3,614	–	3,614
Other assets	–	–	–	–	25	25

Total financial assets	1,599	–	14,456	3,614	754	20,423

Financial liabilities
Amounts owed to HSBC undertakings	–	–	–	–	3,100	3,100
Financial liabilities designated at fair value	–	14,070	–	–	–	14,070
Derivatives	177	–	–	–	–	177
Subordinated liabilities	–	–	–	–	8,423	8,423
Other liabilities	–	–	–	–	1	1
Accruals	–	–	–	–	111	111

Total financial liabilities	177	14,070	–	–	11,635	25,882

Back to Contents

16	Trading assets

	2007	2006
	US$m	US$m
Trading assets:
– not subject to repledge or resale by counterparties	308,286	273,507
– which may be repledged or resold by counterparties	137,682	54,640

	445,968	328,147

Treasury and other eligible bills	16,439	21,759
Debt securities	178,834	155,447
Equity securities	51,476	27,149

	246,749	204,355
Loans and advances to banks	100,440	52,006
Loans and advances to customers	98,779	71,786

	445,968	328,147

The following table provides an analysis of trading securities which are valued at fair value:

	Fair value

	2007	2006
	US$m	US$m
US Treasury and US Government agencies	17,335	8,348
UK Government	11,607	6,176
Hong Kong Government	5,517	8,759
Other government	80,268	70,747
Asset-backed securities	20,479	15,781
Corporate debt and other securities	60,067	67,395
Equity securities	51,476	27,149

	246,749	204,355

Included within the above figures are debt securities issued by banks and other financial institutions of US$69,818 million (20 06: US$36,153 million).

The following table analyses trading securities between those listed on a recognised exchange and those that are unlisted:

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m
Fair value at 31 December 2007
Listed on a recognised exchange[1]	34	115,593	50,092	165,719
Unlisted	16,405	63,241	1,384	81,030

	16,439	178,834	51,476	246,749

Fair value at 31 December 2006
Listed on a recognised exchange[1]	1,373	112,403	25,337	139,113
Unlisted	20,386	43,044	1,812	65,242

	21,759	155,447	27,149	204,355

1	Included within listed investments are US$6,977 million (2006: US$4,309 million) of investments listed in Hong Kong.

Loans and advances to banks held for trading consist of:
	2007	2006
	US$m	US$m
Reverse repos	80,476	41,475
Settlement accounts	8,227	4,655
Stock borrowing	8,259	4,727
Other	3,478	1,149

	100,440	52,006

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 17 and 18

All of the above loans and advances to banks are graded satisfactorily by reference to the Group’s legacy credit risk grading system.

Loans and advances to customers held for trading consist of:
	2007	2006
	US$m	US$m

Reverse repos	51,543	32,869
Stock borrowing	24,254	18,591
Settlement accounts	6,216	9,998
Other	16,766	10,328

	98,779	71,786

Of the above loans and advances to customers, US$97,492 million (2006: US$71,680 million) are rated satisfactorily, US$343 million (2006: nil) as watch list and special mention, US$269 million (2006: US$62 million) as substandard and US$675 million (2006: US$44 million) as impaired.

17	Financial assets designated at fair value

	2007	2006
	US$m	US$m

Treasury and other eligible bills	181	133
Debt securities	21,150	9,449
Equity securities	20,047	10,602

	41,378	20,184
Loans and advances to banks	178	236
Loans and advances to customers	8	153

	41,564	20,573

Securities designated at fair value
	Market value

	2007	2006
	US$m	US$m

US Treasury and US Government agencies	252	92
UK Government	788	1,359
Hong Kong Government	314	216
Other government	4,427	2,131
Asset-backed securities	8,114	274
Corporate debt and other securities	7,436	5,510
Equities	20,047	10,602

	41,378	20,184

Included within the above figures are debt securities issued by banks and other financial institutions of US$14,401 million (2006:US$2,438 million).

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m
Fair value at 31 December 2007
Listed on a recognised exchange[1]	50	8,659	15,449	24,158
Unlisted	131	12,491	4,598	17,220

	181	21,150	20,047	41,378

Fair value at 31 December 2006
Listed on a recognised exchange[1]	133	4,939	9,212	14,284
Unlisted	–	4,510	1,390	5,900

	133	9,449	10,602	20,184

1	Included within listed investments are US$1,502 million of investments listed in Hong Kong (2006: US$1,014 million).

Back to Contents

18	Derivatives

	Fair values of derivatives by product contract type held by HSBC

		Assets			Liabilities

		Trading	Hedging	Total	Trading	Hedging	Total
		US$m	US$m	US$m	US$m	US$m	US$m
	At 31 December 2007
	Foreign exchange	52,018	3,490	55,508	50,608	371	50,979
	Interest rate	83,982	1,759	85,741	83,374	2,013	85,387
	Equities	20,229	1	20,230	19,458	–	19,458
	Credit derivatives	25,268	–	25,268	26,247	–	26,247
	Commodity and other	1,107	–	1,107	1,322	–	1,322

	Gross total fair values	182,604	5,250	187,854	181,009	2,384	183,393

	Netting			–			–

	Total			187,854			183,393

	Assets			Liabilities

	Trading	Hedging	Total	Trading	Hedging	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2006
Foreign exchange	30,648	2,399	33,047	28,837	394	29,231
Interest rate	52,664	1,551	54,215	52,927	1,287	54,214
Equities	10,767	–	10,767	11,647	7	11,654
Credit derivatives	8,237	–	8,237	8,611	–	8,611
Commodity and other	1,304	–	1,304	1,636	–	1,636

Gross total fair values	103,620	3,950	107,570	103,658	1,688	105,346

Netting			(3,868)			(3,868)

Total			103,702			101,478

Fair values of derivatives by product contract type held by HSBC Holdings with subsidiaries

	Year ended 31 December

	2007		2006
	Trading		Trading

	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m

Foreign exchange	2,381	2	1,557	–
Interest rate	279	42	42	177

Gross total fair values	2,660	44	1,599	177

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

Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. Asset values represent the cost to HSBC of replacing all transactions with a fair value in HSBC’s favour assuming that all HSBC’s relevant counterparties default at the same time, and that transactions can be replaced instantaneously. Liability values represent the cost to HSBC’s counterparties of replacing all their transactions with HSBC with a fair value in their favour if HSBC were to default. Derivative assets and liabilities on different transactions are only set off if the transactions are with the same counterparty, a legal right of set-off exists and the cash flows are intended to be settled on a net basis.

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

Note 18

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

Derivative assets with a carrying amount of US$123,041 million or 65.5 per cent of the total carrying amount (2006: US$67,628 million; 65.2 per cent) are held with banking counterparties, and US$46,789 million or 24.9 per cent of the total carrying amount (2006: US$26,811 million; 25.9 per cent) with other financial institutions. The remainder are held with government and other counterparties.

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

Notional contract amounts of derivatives held for trading purposes by product type
	HSBC		HSBC Holdings

	2007	2006	2007	2006
	US$m	US$m	US$m	US$m

Foreign exchange	3,243,738	2,182,005	12,790	9,869
Interest rate	10,672,971	9,843,601	7,804	5,304
Equities	286,927	207,016	–	–
Credit derivatives	1,893,802	1,109,828	–	–
Commodity and other	33,188	30,532	–	–

	16,130,626	13,372,982	20,594	15,173

Credit derivatives

HSBC trades credit derivatives through its principal dealing operations and acts as a principal counterparty to a broad range of users, structuring deals to produce risk management products for its customers, or making markets in certain

Back to Contents

products. Risk is typically controlled through entering into offsetting credit derivative contracts with other counterparties.

HSBC manages the credit risk arising on buying and selling credit derivative protection by including the related credit exposures within its overall credit limit structure for the relevant counterparty. Trading of credit derivatives is restricted to a small number of offices within the major centres which have the control infrastructure and market skills to manage effectively the credit risk inherent in the products.

Credit derivatives are also deployed to a limited extent for the risk management of the Group’s loan portfolios.

The contract amount of credit derivatives of US$1,893,802 million (2006: US$1,109,828 million) consisted of protection bought of US$926,794 million (2006: US$540,229 million) and protection sold of US$967,008 million (2006: US$569,599 million).

The difference between these notional amounts is attributable to HSBC selling protection on large, diversified, predominantly investment grade portfolios (including the most senior tranches) and then hedging these positions by buying protection on the more subordinated tranches of the same portfolios. In addition, HSBC uses securities to hedge certain derivative positions. Consequently, while there is a mismatch in notional amounts of credit derivatives bought and sold this should not be interpreted as representing the open risk position. The credit derivative business operates within the market risk management framework described from page 248.

Derivatives valued using models with unobservable inputs

The amount that has yet to be recognised in the consolidated income statement relating to the difference between the fair value at initial recognition (the transaction price) and the amount that would have arisen had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows:

	2007	2006
	US$m	US$m

Unamortised balance at 1 January	214	252
Deferral on new transactions	384	283
Recognised in the income statement during the period:
– amortisation	(85)	(59)
– subsequent to unobservable inputs becoming observable	(83)	(226)
– maturity, termination or offsetting derivative	(121)	(53)
Exchange differences	4	17
Risk hedged	(7)	–

Unamortised balance at 31 December	306	214

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

The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and the type of hedge transactions. Derivatives may qualify as hedges for accounting purposes if they are fair value hedges, cash flow hedges, or investment hedges. These are described under the relevant headings below:

Notional contract amounts of derivatives held for hedging purposes by product type
	At 31 December 2007		At 31 December 2006

	Cash flow	Fair value	Cash flow	Fair value
	hedge	hedge	hedge	hedge
	US$m	US$m	US$m	US$m

Foreign exchange	21,641	3,116	21,765	2,985
Interest rate	248,134	34,897	201,635	24,279
Equities	–	24	–	30

	269,775	38,037	223,400	27,294

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 18 and 19

With respect to exchange rate and interest rate contracts, the notional contract amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Fair value hedges

HSBC’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates. For qualifying fair value hedges, all changes in the fair value of the derivative and in the fair value of the item in relation to the risk being hedged are recognised in the income statement. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortised to the income statement as a yield adjustment over the remainder of the hedging period.

Fair value of derivatives designated as fair value hedges
	At 31 December 2007 Fair value		At 31 December 2006 Fair value

	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m

Foreign exchange

163

65

			28

				113

Interest rate	171	338	173	195
Equities	1	–	–	7

	335	403	201	315

Gains or losses arising from fair value hedges	2007	2006
	US$m	US$m
Gains/(losses):
– on hedging instruments

(186

)

		8

– on the hedged items attributable to the hedged risk	205	8

	19	16

The gains and losses on ineffective portions of fair value hedges are recognised immediately in ‘Net trading income’.

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

Fair value of derivatives designated as cash flow hedges
	At 31 December 2007 Fair value		At 31 December 2006 Fair value

	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m

Foreign exchange	3,327	306	2,371	281
Interest rate	1,588	1,675	1,378	1,083

	4,915	1,981	3,749	1,364

Back to Contents

The schedule of forecast principal balances on which the expected interest cash flows arise as at 31 December 2007 is as follows:

		More than 3	5 years or less
	3 months	months but less	but more than	More than
	or less	than 1 year	1 year	5 years
	US$m	US$m	US$m	US$m
At 31 December 2007
Assets	90,575	78,215	36,952	227
Liabilities	(89,891)	(77,389)	(68,189)	(5,955)

Net cash inflows/(outflows) exposure	684	826	(31,237)	(5,728)

At 31 December 2006
Assets	61,649	51,471	22,271	496
Liabilities	(96,852)	(91,868)	(60,712)	(8,093)

Net cash outflows exposure	(35,203)	(40,397)	(38,441)	(7,597)

This table reflects the interest rate repricing profile of the underlying hedged items.

The gains and losses on ineffective portions of such derivatives are recognised immediately in ‘Net trading income’. During the year to 31 December 2007, a loss of US$77 million (2006: US$122 million) was recognised due to hedge ineffectiveness.

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

At 31 December 2007, the fair values of outstanding financial instruments designated as hedges of net investments in foreign operations were liabilities of US$450 million (2006: US$254 million) and notional contract values of US$1,204 million (2006: US$995 million).

The ineffectiveness recognised in ‘Net trading income’ in the year ended 31 December 2007 that arose from hedges in foreign operations was nil (2006: nil).

19	Financial investments

	2007	2006
	US$m	US$m
Financial investments:
– not subject to repledge or resale by counterparties	271,126	197,055
– which may be repledged or resold by counterparties	11,874	7,751

	283,000	204,806

	2007		2006

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m

Treasury and other eligible bills	30,104	30,104	25,313	25,313
– available-for-sale	30,104	30,104	25,268	25,268
– held-to-maturity	–	–	45	45

Debt securities	240,302	240,688	171,196	171,498
– available-for-sale	230,534	230,534	161,870	161,870
– held-to-maturity	9,768	10,154	9,326	9,628

Equity securities	12,594	12,594	8,297	8,297
– available-for-sale	12,594	12,594	8,297	8,297

Total financial investments	283,000	283,386	204,806	205,108

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 19

	Amortised	Fair
	cost	value
	US$m	US$m
At 31 December 2007
US Treasury	6,799	6,831
US Government agencies	5,709	5,732
US Government sponsored entities	14,732	14,533
UK Government	757	749
Hong Kong Government	3,941	3,942
Other government	60,109	60,320
Asset-backed securities	66,172	65,962
Corporate debt and other securities	112,969	112,723
Equities	8,405	12,594

	279,593	283,386

At 31 December 2006
US Treasury	10,219	10,203
US Government agencies	6,004	5,968
US Government sponsored entities	14,010	13,799
UK Government	7,515	7,502
Hong Kong Government	1,085	1,080
Other government	37,828	38,198
Asset-backed securities	26,752	26,750
Corporate debt and other securities	93,217	93,311
Equities	6,295	8,297

	202,925	205,108

At 31 December 2005
US Treasury	9,015	8,997
US Government agencies	4,173	4,173
US Government sponsored entities	16,099	15,889
UK Government	7,658	7,740
Hong Kong Government	4,429	4,408
Other government	34,623	34,853
Asset-backed securities	2,893	2,889
Corporate debt and other securities	96,018	96,055
Equities	6,414	7,519

	181,322	182,523

Included within the above figures are debt securities issued by banks and other financial institutions of US$142,863 million (2006: US$86,649 million). The fair value of these was US$143,023 million (2006: US$86,596 million).

	Treasury	Treasury
	and other	and other	Debt	Debt
	eligible bills	eligible bills	securities	securities
	available-	held-to-	available-	held-to-	Equity
	for-sale	maturity	for-sale	maturity	securities	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Carrying amount at 31 December 2007
Listed on a recognised exchange	1,062	–	107,059	3,399	3,301	114,821
Unlisted	29,042	–	123,475	6,369	9,293	168,179

	30,104	–	230,534	9,768	12,594	283,000

Carrying amount at 31 December 2006
Listed on a recognised exchange	1,861	45	58,216	3,590	2,937	66,649
Unlisted	23,407	–	103,654	5,736	5,360	138,157

	25,268	45	161,870	9,326	8,297	204,806

The fair value of listed held-to-maturity debt securities as at 31 December 2007 was US$3,469 million (2006: US$3,663 million). Included within listed investments were US$2,066 million (2006: US$1,179 million) of investments listed in Hong Kong.

Back to Contents

The maturities of investment securities at carrying amount are analysed as follows:
	At 31 December

	2007	2006
	US$m	US$m
Remaining contractual maturity of total debt securities:
1 year or less	80,979	63,932
5 years or less but over 1 year	76,306	55,145
10 years or less but over 5 years	34,175	12,015
over 10 years	48,842	40,104

	240,302	171,196

Remaining contractual maturity of debt securities available for sale:
1 year or less	80,498	63,382
5 years or less but over 1 year	74,279	53,497
10 years or less but over 5 years	30,607	8,827
over 10 years	45,150	36,164

	230,534	161,870

Remaining contractual maturity of debt securities held to maturity:
1 year or less	481	550
5 years or less but over 1 year	2,027	1,648
10 years or less but over 5 years	3,568	3,188
over 10 years	3,692	3,940

	9,768	9,326

The following table provides an analysis of contractual maturities and weighted average yields of investment debt securities as at 31 December 2007:

			After one year but		After five years but
	Within one year		within five years		within ten years		After ten years

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	US$m	%	US$m	%	US$m	%	US$m	%
Available-for-sale
US Treasury	111	3.43	164	3.86	1	6.86	–	–
US Government agencies	320	3.27	76	3.56	84	4.84	4,700	5.20
US Government-sponsored agencies	404	3.23	550	5.53	1,254	3.43	10,663	5.35
UK Government	48	–	–	–	–	–	–	–
Hong Kong Government	185	2.99	78	3.07	186	4.90	–	–
Other governments	21,340	5.47	13,725	5.58	3,657	3.91	2,453	4.26
Asset-backed securities	6,781	5.57	13,625	5.46	17,475	5.62	28,292	5.65
Corporate debt and other securities	51,187	5.00	41,092	4.31	7,025	4.92	5,836	5.14

Total amortised cost	80,376		69,310		29,682		51,944

Total carrying value	80,498		74,279		30,607		45,150

Held-to-maturity
US Treasury	2	5.80	35	5.71	33	4.48	67	5.08
US Government agencies	1	7.80	3	–	7	8.16	518	6.41
US Government-sponsored agencies	–	–	8	7.08	69	6.03	1,784	5.89
Hong Kong Government	–	–	21	4.76	–	–	8	4.82
Other governments	100	4.86	147	5.44	75	4.26	616	7.08
Corporate debt and other securities	378	3.95	1,813	4.74	3,384	4.55	699	4.95

Total amortised cost	481		2,027		3,568		3,692

Total carrying value	481		2,027		3,568		3,692

The maturity distributions of asset-backed securities are presented in the above table based upon contractual maturity dates. The weighted average yield for each range of maturities in the above table is calculated by dividing the annualised interest income for the year ended 31 December 2007 by the book amount of available-for-sale debt securities at that date. The yields do not include the effect of related derivatives.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 20 and 21

20	Securitisations and other structured transactions

HSBC enters into transactions in the normal course of business by which it transfers recognised financial assets directly to third parties or to SPEs. These transfers may give rise to the full or partial derecognition of the financial assets concerned.

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

The majority of financial assets that do not qualify for derecognition are (i) debt securities held by counterparties as collateral under repurchase agreements or (ii) equity securities lent under securities lending agreements. The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

	2007		2006

	Carrying	Carrying	Carrying	Carrying
	amount of	amount of	amount of	amount of
	transferred	associated	transferred	associated
	assets	liabilities	assets	liabilities
	US$m	US$m	US$m	US$m
Nature of transaction
Repurchase agreements	126,534	126,111	67,558	66,127
Securities lending agreements	24,087	23,304	12,908	12,469

	150,621	149,415	80,466	78,596

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

	Securitisations at 31 December

	2007	2006
	US$m	US$m

Carrying amount of assets (original)	17,713	20,095
Carrying amount of assets (currently recognised)	598	599
Carrying amount of associated liabilities (currently recognised)	299	306

Back to Contents

21	Interests in associates and joint ventures

	Principal associates of HSBC
		At 31 December 2007		At 31 December 2006

		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		US$m	US$m	US$m	US$m
	Listed
	Bank of Communications Co., Limited	3,957	12,992	2,710	11,065
	Financiera Independencia S.A. de C.V.[2]	69	206	–	–
	Industrial Bank Company Limited[1]	683	4,538	–	–
	Ping An Insurance (Group) Company of China, Limited	3,790	13,232	2,037	6,825
	SABB Takaful Company	5	101	–	–
	The Saudi British Bank Limited	1,082	5,719	978	4,700

		9,586	36,788	5,725	22,590

1	Listed on the Shanghai Stock Exchange on 5 February 2007.
2	Listed on the Mexican Stock Exchange on 31 October 2007.

	At 31 December 2007

			HSBC’s	Issued
	Country of		interest in	equity
	incorporation		equity capital	capital
Listed
Bank of Communications Co., Limited	PRC	[1]	19.01%	RMB45,804m
Financiera Independencia S.A. de C.V.	Mexico		18.68%	MXP154m
Industrial Bank Company Limited[3]	PRC	[1]	12.78%	RMB5,000m
Ping An Insurance (Group) Company of China, Limited	PRC	[1]	16.78%	RMB7,345m
SABB Takaful Company	Saudi Arabia		32.50%	SR100m
The Saudi British Bank Limited	Saudi Arabia		40.00%	SR3,750m

Unlisted
Barrowgate Limited[2,3]	Hong Kong		24.64%	–
British Arab Commercial Bank Limited	England		46.51%	US$81m
				£32m fully paid
				£5m nil paid
Vietnam Technological and Commercial Joint Stock Bank	Vietnam		14.44%	VND2,521,308m
VocaLink	England		13.95%	£100m
Wells Fargo HSBC Trade Bank, N.A4	United States		20.00%	–

1	People’s Republic of China.
2	Issued equity capital is less than HK$1 million.
3	Investment held through Hang Seng Bank Limited, a 62.14 per cent owned subsidiary of HSBC.
4	Issued equity capital is less than US$1 million.

All the above investments in associates are owned by subsidiaries of HSBC Holdings.

HSBC had US$7,747 million (2006: US$4,747 million) of investments in associates and joint ventures listed in Hong Kong.

For the year ended 31 December 2007, HSBC’s share of associates and joint ventures tax on profit was US$469 million (2006: US$279 million), which is included within share of profit in associates and joint ventures in the income statement.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 21 and 22

Summarised aggregate financial information on associates
	2007	2006
	US$m	US$m
HSBC’s share of:
– assets	100,799	83,096
– liabilities	94,178	77,446
– revenues	5,568	5,521
– profit after tax	1,466	823

HSBC’s investment in Industrial Bank Company Limited was equity accounted with effect from May 2004, reflecting HSBC’s significant influence over this associate. HSBC’s significant influence was established as a result of representation on the Board of Directors, and in accordance with the Technical Support and Assistance Agreements, HSBC is assisting in the development of financial and operating policies.

HSBC’s investment in Ping An Insurance (Group) Company of China, Limited was equity accounted with effect from 31 August 2005, reflecting HSBC’s significant influence over this associate. HSBC’s significant influence was established as a result of representation on the Board of Directors.

HSBC’s significant influence in Bank of Communications Co., Limited was established as a result of representation on the Board of Directors, and in accordance with the Technical Support and Assistance Agreements, HSBC is assisting in the development of financial and operating policies and a number of staff have been seconded to assist in this process.

The statutory accounting reference date of Bank of Communications Co., Limited, Ping An Insurance (Group) Company of China, Limited and Industrial Bank Company Limited is 31 December. For the year ended 31 December 2007, these companies were included on the basis of financial statements made up for the twelve months to 30 September 2007, taking into account changes in the subsequent period from 1 October 2007 to 31 December 2007 that would have materially affected their results.

HSBC also has a 100 per cent interest in the issued preferred stock (less than US$1 million) of Wells Fargo HSBC Trade Bank, N.A. HSBC has a 40 per cent economic interest in Wells Fargo HSBC Trade Bank, N.A. by virtue of the joint agreement under which HSBC’s equity capital and preferred stock interests are being held.

HSBC’s investment in Financiera Independencia S.A. de C.V. was equity accounted with effect from June 2006, reflecting HSBC’s significant influence over this associate. HSBC’s influence results from representation on the Board of Directors.

HSBC acquired 15 per cent of Vietnam Technological & Commercial Joint Stock Bank in October 2007. This investment was equity accounted from that date due to HSBC’s representation on the Board of Directors and involvement in the Technical Support and Assistance Agreement. In December 2007, as a result of a rights issue in which HSBC did not participate, HSBC’s equity interest was diluted to 14.44 per cent.

HSBC acquired 13.95 per cent of VocaLink in June 2007. This investment was equity accounted from that date, reflecting HSBC’s significant influence over that entity arising from representation on the Board of Directors and transactions with the associate.

During the year, certain HSBC associates issued new shares which HSBC did not subscribe for. As a result, its interests in the associates’ equity decreased. The resulting gains from dilution of the Group’s interest in the associates are described in Note 4.

Principal interests in joint ventures
	At 31 December 2007

			HSBC’s
			interest in	Issued
	Country of	Principal	equity	equity
	incorporation	activity	capital	capital

HSBC Saudi Arabia Limited	Saudi Arabia	Investment	60%	SR50m
		banking
Vaultex (UK) Limited	England	Cash	50%	£10m
		management

Back to Contents

HSBC Saudi Arabia Limited was established as a joint venture between HSBC and The Saudi British Bank with effect from July 2006. The ownership of HSBC Saudi Arabia Limited is split between HSBC, with 60 per cent, and The Saudi British Bank, with 40 per cent. The strategic financial and operating decisions of HSBC Saudi Arabia Limited require the unanimous consent of HSBC and The Saudi British Bank.

	Summarised aggregate financial information on joint ventures
		2007	2006
		US$m	US$m
	HSBC’s share of:
	– current assets	448	125
	– non-current assets	76	107
	– current liabilities	397	98
	– non-current liabilities	46	87
	– income	339	102
	– expenses	302	79

22	Goodwill and intangible assets

Goodwill and intangible assets includes goodwill arising on business combinations, the PVIF long-term insurance business, and other intangible assets.

Goodwill
			Rest of
			Asia-	North	Latin
	Europe	Hong Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Cost
At 1 January 2007	15,234	124	325	12,527	4,262	32,472
Additions	42	–	6	–	143	191
Disposals	(43)	–	–	(12)	–	(55)
Exchange differences	1,516	–	19	46	120	1,701
Other changes	(5)	–	–	–	(51)	(56)

At 31 December 2007	16,744	124	350	12,561	4,474	34,253

Cost
At 1 January 2006	13,777	120	270	12,424	2,634	29,225
Additions	29	–	34	55	1,608	1,726
Exchange differences	1,428	4	25	–	20	1,477
Other changes	–	–	(4)	48	–	44

At 31 December 2006	15,234	124	325	12,527	4,262	32,472

During 2007 there was no impairment of goodwill (2006: nil; 2005: nil). Impairment testing in respect of goodwill is performed annually by comparing the recoverable amount of cash-generating units (‘CGU’s) determined at 1 July 2007 based on a value in use calculation. That calculation uses cash flow estimates based on management’s cash flow projections, extrapolated in perpetuity using a nominal long-term growth rate based on current market assessment of GDP and inflation for the countries within which the CGU operates. Cash flows are extrapolated in perpetuity due to the long-term perspective within the Group of the business units making up the CGUs. The pre-tax discount rate used is based on the cost of capital HSBC allocates to investments in the countries within which the CGU operates.

The cost of capital assigned to an individual CGU and used to discount its future cash flows can have a significant effect on its valuation. The cost of capital percentage is generally derived from an appropriate capital asset pricing model, which itself depends on inputs reflecting a number of financial and economic variables including the risk-free rate in the country concerned and a premium to reflect the inherent risk of the business being evaluated. These variables are established on the basis of management judgement and current market assessments of economic variables.

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

Note 22

assumptions can be applied is governed by the requirement for resulting forecasts to be compared with actual performance and verifiable economic data in future years, the cash flow forecasts necessarily and appropriately reflect management’s view of future business prospects.

It is HSBC’s policy to retest goodwill when there are indications that conditions have changed since the last goodwill impairment test such that a different outcome may result. During the fourth quarter of 2007, the Personal Financial Services – North America CGU experienced deterioration in economic and credit conditions, and carried out restructuring in certain operations. As a result, goodwill impairment was retested as at 31 December 2007. This testing confirmed that, notwithstanding the effects of the above factors, goodwill for the CGU as a whole remained unimpaired.

The following CGUs include in their carrying value goodwill that is a significant proportion of total goodwill reported by HSBC. These CGUs do not carry on their balance sheets any intangible assets with indefinite useful lives, other than goodwill.

	2007			2006

			Nominal			Nominal
			growth rate			growth rate
			beyond			beyond
	Goodwill at		initial	Goodwill at		initial
	1 July	Discount	cash flow	1 July	Discount	cash flow
Cash-generating unit	2007	rate	projections	2006	rate	projections
	US$m	%	%	US$m	%	%

Personal Financial Services – Europe	4,197	10.3	5.2	4,149	10.6	5.0
Commercial Banking – Europe	3,045	10.1	4.6	2,948	10.2	4.5
Private Banking – Europe	4,694	10.0	3.8	4,417	10.0	4.2
Global Banking and Markets – Europe	3,894	10.1	4.4	3,792	8.2	4.5
Personal Financial Services – North America	10,160	12.3	4.0	10,169	10.0	5.8
Personal Financial Services – Latin America	2,781	16.4	7.8	1,753	16.0	8.2

Total goodwill in the CGUs listed above	28,771			27,228

At 1 July 2007, aggregate goodwill of US$4,254 million had been allocated to CGUs that were not considered individually significant. These CGUs do not carry on their balance sheets any intangible assets with indefinite useful lives, other than goodwill.

The present value of in-force long-term insurance business

Movement on the PVIF
	2007	2006
	US$m	US$m

At 1 January	1,549	1,400
Addition from current year new business	380	254
Acquisition of subsidiaries or portfolios	390	–
Movement from in-force business (including investment return variances and changes in investment assumptions)	(204)	(203)
Exchange differences and other movements	(150)	98

At 31 December	1,965	1,549

PVIF-specific assumptions

The key assumptions used in the computation of PVIF for HSBC’s main life insurance operations were:

		2007				2006

		UK	Hong Kong	France	[1]	UK	Hong Kong
		%	%	%		%	%

Risk free rate		4.30	3.51	4.26		4.30	3.73
Risk discount rate		8.00	11.00	8.00		8.00	11.00
Expenses inflation		3.40	3.00	2.00		3.40	3.00

1	HSBC acquired HSBC Assurances in March 2007.

Back to Contents

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

Other intangible assets

The analysis of the movement of intangible assets, excluding the PVIF, was as follows:
					Customer/
		Mortgage	Internally		merchant
	Trade	servicing	generated	Purchased	relation-
	names	rights	software	software	ships	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Cost
At 1 January 2007	57	1,078	2,871	645	1,655	179	6,485
Additions[1]	–	124	587	104	140	6	961
Acquisition of subsidiaries	–	–	–	–	4	–	4
Disposals	–	–	(7)	(21)	(6)	(2)	(36)
Exchange differences	6	–	81	38	83	1	209
Other changes	–	–	(59)	(6)	(10)	(19)	(94)

At 31 December 2007	63	1,202	3,473	760	1,866	165	7,529

Accumulated amortisation
At 1 January 2007	(21)	(619)	(1,772)	(426)	(320)	(13)	(3,171)
Charge for the year[2]	(20)	(108)	(327)	(120)	(209)	(21)	(805)
Impairment	–	–	(3)	–	–	–	(3)
Disposals	–	–	–	18	6	1	25
Exchange differences	(3)	–	(51)	(25)	(17)	–	(96)
Other changes	–	3	(14)	4	(1)	–	(8)

At 31 December 2007	(44)	(724)	(2,167)	(549)	(541)	(33)	(4,058)

Net carrying amount at 31 December 2007	19	478	1,306	211	1,325	132	3,471

Cost
At 1 January 2006	43	979	2,094	295	1,034	373	4,818
Additions[1]	–	99	589	70	96	3	857
Acquisition of subsidiaries	15	–	–	6	195	114	330
Disposals	–	–	(3)	(21)	–	(1)	(25)
Amounts written-off	–	–	–	–	(71)	–	(71)
Exchange differences	(1)	–	150	17	28	39	233
Other changes	–	–	41	278	373	(349)	343

At 31 December 2006	57	1,078	2,871	645	1,655	179	6,485

Accumulated amortisation
At 1 January 2006	(15)	(560)	(1,301)	(170)	(173)	(24)	(2,243)
Charge for the year[2]	(7)	(59)	(345)	(107)	(137)	(36)	(691)
Impairment	–	–	(25)	(3)	(56)	–	(84)
Disposals	–	–	–	20	–	–	20
Amounts written-off	–	–	–	–	71	–	71
Exchange differences	1	–	(97)	(13)	(1)	(4)	(114)
Other changes	–	–	(4)	(153)	(24)	51	(130)

At 31 December 2006	(21)	(619)	(1,772)	(426)	(320)	(13)	(3,171)

Net carrying amount at 31 December 2006	36	459	1,099	219	1,335	166	3,314

1	At 31 December 2007, HSBC had US$47 million (2006: US$23 million) of contractual commitments to acquire intangible assets.
2	The amortisation charge for the year is recognised within the income statement under ‘Amortisation and impairment of intangible assets’, with the exception of the amortisation of mortgage servicing rights that is charged to net fee income.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 23

23	Property, plant and equipment

HSBC

Property, plant and equipment

		Long	Short		Equipment
	Freehold	leasehold	leasehold	Equipment,	on
	land and	land and	land and	fixtures	operating
	buildings	buildings	buildings [1]	and fittings [2]	leases	Total [3]
	US$m	US$m	US$m	US$m	US$m	US$m
Cost or fair value
At 1 January 2007	5,331	1,936	2,574	9,702	5,923	25,466
Additions at cost[4]	684	78	397	1,429	132	2,720
Acquisition of subsidiaries	93	–	–	–	–	93
Fair value adjustments	25	21	106	–	–	152
Disposals	(256)	(37)	(117)	(542)	(129)	(1,081)
Reclassified as held for sale	(446)	(596)	(82)	(160)	–	(1,284)
Transfers	–	(5)	5	–	–	–
Exchange differences	237	1	49	450	128	865
Other changes	(967)	40	(76)	78	–	(925)

At 31 December 2007	4,701	1,438	2,856	10,957	6,054	26,006

Accumulated depreciation and impairment
At 1 January 2007	(342)	(168)	(723)	(5,974)	(1,835)	(9,042)
Depreciation charge for the year	(93)	(37)	(167)	(1,192)	(205)	(1,694)
Disposals	41	7	95	469	115	727
Reclassified as held for sale	73	23	3	67	–	166
Transfers	–	–	–	–	–	–
Impairment losses recognised	(26)	–	(5)	(3)	–	(34)
Impairment losses reversed	14	–	–	–	–	14
Exchange differences	(18)	(1)	(19)	(282)	(38)	(358)
Other changes	7	1	(10)	(88)	(1)	(91)

At 31 December 2007	(344)	(175)	(826)	(7,003)	(1,964)	(10,312)

Net carrying amount at 31 December 2007	4,357	1,263	2,030	3,954	4,090	15,694

Cost or fair value
At 1 January 2006	4,828	2,235	2,265	8,639	4,964	22,931
Additions at cost[4]	376	24	253	1,473	274	2,400
Acquisition of subsidiaries	189	–	17	55	1	262
Fair value adjustments	64	77	23	–	–	164
Disposals	(407)	(421)	(66)	(972)	(28)	(1,894)
Transfers	–	(38)	38	–	–	–
Exchange differences	287	102	65	633	474	1,561
Other changes	(6)	(43)	(21)	(126)	238	42

At 31 December 2006	5,331	1,936	2,574	9,702	5,923	25,466

Accumulated depreciation and impairment
At 1 January 2006	(252)	(132)	(604)	(5,418)	(1,319)	(7,725)
Depreciation charge for the year	(85)	(46)	(131)	(1,075)	(177)	(1,514)
Disposals	30	2	59	915	89	1,095
Transfers	–	1	(1)	–	–	–
Exchange differences	(28)	(8)	(40)	(401)	(190)	(667)
Other changes	(7)	15	(6)	5	(238)	(231)

At 31 December 2006	(342)	(168)	(723)	(5,974)	(1,835)	(9,042)

Net carrying amount at 31 December 2006	4,989	1,768	1,851	3,728	4,088	16,424

Leasehold land and buildings are considered to be held under finance lease contracts where the value of the land cannot reliably be separated from the value of the lease, and the respective contracts do not meet the criteria for classification as operating leases.

1	Including assets held on finance leases with a net book value of US$13 million (2006: US$11 million).
2	Including assets held on finance leases with a net book value of US$397 million (2006: US$450 million).
3	Including assets with a net book value of US$422 million (2006: US$425 million) pledged as security for liabilities.
4	At 31 December 2007, HSBC had US$1,011 million (2006: US$1,380 million) of contractual commitments to acquire property, plant and equipment.

Back to Contents

Included within ‘Short leasehold land and buildings’ are the following amounts in respect of assets classed as improvements to buildings, which are carried at depreciated historical cost:

	2007		2006

		Accumulated		Accumulated
	Cost	depreciation	Cost	depreciation
	US$m	US$m	US$m	US$m

At 1 January	1,277	(351)	1,026	(315)
Additions	294	–	218	–
Disposals	(117)	94	(67)	47
Depreciation charge for the year	–	(123)	–	(35)
Impairment loss recognised	–	–	–	(3)
Exchange differences	43	(10)	63	(37)
Other changes	(7)	(281)	37	(8)

At 31 December	1,490	(671)	1,277	(351)

Net carrying amount at 31 December	819		926

Investment properties

The composition of the investment properties at fair value in the year was as follows:

		Long	Short
	Freehold	leasehold	leasehold
	land and	land and	land and
	buildings	buildings	buildings	Total
	US$m	US$m	US$m	US$m
Fair value
At 1 January 2007	1,533	174	242	1,949
Acquisition of subsidiaries	93	–	–	93
Additions at cost	287	–	–	287
Fair value adjustments	25	21	106	152
Disposals	(3)	–	–	(3)
Reclassified as held for sale	(61)	(5)	(48)	(114)
Transfers	–	(2)	4	2
Exchange differences	27	1	(1)	27
Other changes[1]	(976)	16	(87)	(1,047)

At 31 December 2007	925	205	216	1,346

At 1 January 2006	1,438	477	255	2,170
Additions at cost	179	–	–	179
Fair value adjustments	64	77	23	164
Disposals	(178)	(371)	(8)	(557)
Exchange differences	42	12	–	54
Other changes[1]	(12)	(21)	(28)	(61)

At 31 December 2006	1,533	174	242	1,949

1	Mainly relating to investment properties of subsidiaries no longer qualifying for consolidation, because HSBC does not have the majority of the risks and rewards of ownership.

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

Included within ‘Other operating income’ was rental income of US$42 million (2006: US$153 million) earned by HSBC on its investment properties. Direct operating expenses of US$3 million (2006: US$61 million) incurred in respect of the investment properties during the year were recognised in ‘General and administrative expenses’. Direct operating expenses arising in respect of investment properties that did not generate rental income during 2007 amounted to nil (2006: nil).

HSBC recognised US$22 million (2006: US$144 million) as contractual obligations to purchase, construct, develop, maintain or enhance investment properties.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 24

HSBC Holdings had no investment properties at 31 December 2007 or 2006.

HSBC properties leased to customers

HSBC properties leased to customers included US$387 million at 31 December 2007 (2006: US$470 million) let under operating leases, net of accumulated depreciation of US$18 million (2006: US$53 million). None was held by HSBC Holdings.

24	Investments in subsidiaries

Principal subsidiaries of HSBC Holdings

	At 31 December 2007

			HSBC’s
	Country of		interest in
	incorporation		equity capital	Issued equity
	or registration		%	capital
Europe
HFC Bank Limited	England		100	£109m
HSBC Investments (UK) Limited	England		100	£37m
HSBC Asset Finance (UK) Limited	England		100	£265m
HSBC Bank A.S.	Turkey		100	TRL652m
HSBC Bank Malta p.l.c.	Malta		70.03	Lm36m
HSBC Bank plc	England		100	£797m
HSBC France	France		99.99	€380m
HSBC Bank International Limited	Jersey		100	£1m
HSBC Life (UK) Limited	England		100	£94m
HSBC Private Banking Holdings (Suisse) S.A.	Switzerland		100	CHF1,363m
HSBC Trinkaus & Burkhardt AG	Germany		78.60	€70m
Marks and Spencer Retail Financial Services Holdings Limited	England		100	£67m

Hong Kong
Hang Seng Bank Limited	Hong Kong		62.14	HK$9,559m
HSBC Insurance (Asia) Limited	Hong Kong		100	HK$125m
HSBC Life (International) Limited	Bermuda		100	HK$327m
The Hongkong and Shanghai Banking Corporation Limited	Hong Kong		100	HK$22,494m

Rest of Asia-Pacific
HSBC Bank Australia Limited	Australia		100	A$ 811m
HSBC Bank (China) Company Limited	PRC	[1]	100	RMB8,000m
HSBC Bank Egypt S.A.E.	Egypt		94.53	E£1,073m
HSBC Bank Malaysia Berhad	Malaysia		100	RM$114m
HSBC Bank Middle East Limited	Jersey		100	US$431m

North America
The Bank of Bermuda Limited	Bermuda		100	US$30m
HSBC Bank Canada	Canada		100	C$1,125m
HSBC Bank USA, N.A.	United States		100	US$2m
HSBC Finance Corporation	United States		100	US$3,038m
HSBC Securities (USA) Inc.	United States		100	–	[2]

Latin America
HSBC Bank Argentina S.A.	Argentina		99.99	ARS1,792m
HSBC Bank Brasil S.A. – Banco Múltiplo	Brazil		100	BRL2,147m
HSBC Mexico S.A.	Mexico		99.99	MXP4,272m
HSBC Bank Panama S.A.	Panama		100.00	US$315m

1	People’s Republic of China.
2	Issued equity capital is less than US$1 million.
3	Details of the debt, subordinated debt and preference shares issued by the principal subsidiaries to parties external to the Group are included in the Notes 28 ‘Debt securities in issue’, 32 ‘Subordinated liabilities’ and 37 ‘Minority interests’, respectively.

All the above subsidiaries are included in the HSBC consolidated financial statements.

Details of all HSBC companies will be annexed to the next Annual Return of HSBC Holdings filed with the UK Registrar of Companies.

Back to Contents

All the above make their financial statements up to 31 December except for HSBC Bank Argentina S.A., HSBC La Buenos Aires Seguros S.A. and Maxima S.A. AFJP, whose financial statements are made up to 30 June annually.

The principal countries of operation are the same as the countries of incorporation except for HSBC Bank Middle East Limited which operates mainly in the Middle East and HSBC Life (International) Limited which operates mainly in Hong Kong.

Subsidiaries which experience significant restrictions on their ability to transfer funds to HSBC in the form of cash dividends or to repay loans and advances

During 2007 and 2006, none of the Group’s subsidiaries have experienced significant restrictions on paying dividends or repaying loans and advances.

Subsidiaries excluding SPEs where HSBC owns less than 50 per cent of the voting rights

	HSBC’s
	interest in	Description of relationship
Subsidiary	equity capital	that gives HSBC control
	%
2007
HSBC Private Equity Fund 3	38.8	HSBC has been appointed as investment adviser/manager of the
		fund and is therefore deemed to have control in the fund.
2006
HSBC Private Equity Fund 3	38.8	HSBC has been appointed as investment adviser/manager of the
		fund and is therefore deemed to have control in the fund.

SPEs consolidated by HSBC where HSBC owns less than 50 per cent of the voting rights

	Carrying value of total
	consolidated assets	Nature of SPE
	US$bn
2007
Asscher Finance Limited	7.4	Structured investment vehicle
Bryant Park Funding LLC	5.3	Conduit
Cullinan Funding Ltd	33.3	Structured investment vehicle
Household Consumer Loan Corporation	9.3	Securitisation
HSBC Affinity Corporation I	5.8	Securitisation
HSBC Auto Receivables Corporation	5.2	Securitisation
HSBC Home Equity Loan Corporation I	8.2	Securitisation
HSBC Receivables Funding, Inc I	6.0	Securitisation
Metris Receivables Inc	5.5	Securitisation
Regency Assets Limited	9.1	Conduit
Solitaire Funding Ltd	21.6	Conduit

2006
Bryant Park Funding LLC	5.3	Conduit
Household Consumer Loan Corporation	6.1	Securitisation
HSBC Affinity Corporation I	5.7	Securitisation
HSBC Auto Receivables Corporation	6.9	Securitisation
HSBC Home Equity Loan Corporation I	8.7	Securitisation
HSBC Receivables Funding, Inc I	6.0	Securitisation
Metris Receivables Inc	6.2	Securitisation
Regency Assets Limited	9.4	Conduit
Solitaire Funding Ltd	20.4	Conduit

In each of the above cases, HSBC has less than 50 per cent of the voting rights, but consolidates because it has the majority of risks and rewards of ownership of the SPE, or the substance of the relationship with the SPE is such that its activities are conducted on behalf of HSBC according to its specific business needs so that HSBC obtains benefit from the SPEs operation. HSBC also consolidates a number of other individually insignificant SPEs where it owns less than 50 per cent of the voting rights.

Acquisitions

HSBC made the following acquisitions of subsidiaries or business operations in 2007, which were accounted for using the purchase method:

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 24, 25, 26 and 27

On 26 March 2007, the Group, through its subsidiary, HSBC France, acquired the 50.01 per cent of Erisa S.A. and Erisa I.A.R.D. (together now re-named HSBC Assurances) shares not already owned, raising the total holding in each entity to 100 per cent. HSBC Assurances is a group of companies offering life, property and casualty insurance products through HSBC France’s networks. HSBC paid a cash consideration of US$304 million in respect of this acquisition. The fair value of the assets acquired exceeded the cash consideration by US$17 million and this excess has been recognised within other operating income in the income statement.

The fair values of the assets, liabilities and contingent liabilities of HSBC Assurances were as follows:
		Carrying value
		immediately
	Fair	prior to
	value	acquisition
	US$m	US$m
At date of acquisition
Financial assets designated at fair value	7,684	7,684
Derivative assets	50	50
Loans and advances to banks	94	94
Financial investments	11,211	11,211
Intangible assets	390	390
Property, plant and equipment	93	93
Prepayments and accrued income	257	257
Other assets	81	81
Deposits by banks	(1)	(1)
Financial liabilities designated at fair value	(72)	(72)
Derivative liabilities	(15)	(15)
Provisions and deferred tax	(143)	(143)
Other liabilities	(1,434)	(1,434)
Liabilities under insurance contracts issued	(17,478)	(17,478)
Subordinated liabilities	(74)	(74)

Net assets acquired	643	643
Less: carrying value of HSBC’s existing interest in HSBC Assurances	(322)
Excess fair value of assets acquired	(17)

Total consideration including costs of acquisition	304

In addition to the above, there were other minor acquisitions and increases in investment in subsidiaries which increased goodwill by US$191 million, including US$94 million of goodwill arising on the increase in HSBC’s stake in Inversiones Financieras Bancosal.

25	Other assets

	2007	2006
	US$m	US$m

Bullion	9,244	3,145
Assets held for sale	2,804	1,826
Reinsurers’ share of liabilities under insurance contracts (Note 30)	1,315	1,769
Endorsements and acceptances	12,248	9,577
Other accounts	13,882	13,506

	39,493	29,823

Assets held for sale
	2007	2006
	US$m	US$m
Non-current assets held for sale
Interests in associates	2	25
Property, plant and equipment	2,502	1,149
Investment properties	111	13
Financial assets	185	634
Other	4	5

Total assets classified as held for sale	2,804	1,826

Back to Contents

Property, plant and equipment

The property, plant and equipment classified as held for sale comprises two principal categories. The first is as a result of the repossession of property that had been pledged as collateral by customers. These assets are expected to be disposed of within 12 months of acquisition. Neither a gain nor loss was recognised on reclassifying these assets as held for sale. The majority arose within the geographical segment, North America.

Secondly, on 31 May 2007, HSBC entered into a contract for the sale and leaseback of the property and long leasehold land comprising 8 Canada Square, London to Metrovacesa, S.A. (‘Metrovacesa’) for £1,090 million (US$2,154 million). Under the terms of this arrangement, HSBC leased the building back from Metrovacesa for a period of 20 years at an annual rent of £43.5 million (US$87 million), with annual upward-only rent reviews linked to the RPI (all items) and subject to an annual maximum and minimum increase of 6 per cent and 2.5 per cent, respectively. In the normal course of business, HSBC provided finance to Metrovacesa in respect of the debt element of this transaction at arm’s length market rates in the form of a bridging loan of £810 million (US$1,601 million), secured by a charge on the property. The bridging loan had an original maturity date of 30 November 2007 and was extended with a new facility provided by HSBC with a maturity date of 30 November 2008. The equity portion of £280 million (US$553 million) was settled in cash by Metrovacesa on 31 May 2007.

The sale has not been recognised in the financial statements at 31 December 2007 because HSBC has retained a significant interest by virtue of the loan provided to part-finance the purchase of the building. Accordingly, 8 Canada Square is presented within ‘Non-current assets held for sale’ with a carrying value of US$884 million. The equity portion received from Metrovacesa is presented in the balance sheet as deferred income with a value at 31 December 2007 of US$562 million. It is expected that the sale will be recognised by HSBC when the bridging loan is repaid.

26	Trading liabilities

		2007	2006
		US$m	US$m

	Deposits by banks	58,940	32,040
	Customer accounts	102,710	89,166
	Other debt securities in issue	44,684	34,115
	Other liabilities – net short positions	108,246	71,287

		314,580	226,608

27	Financial liabilities designated at fair value

	HSBC
		2007	2006
		US$m	US$m

	Deposits by banks and customer accounts	7,724	577
	Liabilities to customers under investment contracts	16,053	13,278
	Debt securities in issue (Note 28)	38,587	33,167
	Subordinated liabilities (Note 32)	22,831	18,503
	Preference shares (Note 32)	4,744	4,686

		89,939	70,211

The carrying amount at 31 December 2007 of financial liabilities designated at fair value was US$648 million less (2006: US$1,257 million more) than the contractual amount at maturity. At 31 December 2007, the accumulated amount of the change in fair value attributable to changes in credit risk was a gain of US$1,619 million (2006: loss of US$1,535 million).

HSBC Holdings
	2007	2006
	US$m	US$m
Subordinated liabilities (Note 32):
– owed to third parties	14,496	9,839
– owed to HSBC undertakings	4,187	4,231

	18,683	14,070

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 28, 29, and 30

The carrying amount at 31 December 2007 of financial liabilities designated at fair value was US$130 million less than the contractual amount at maturity (2006: US$551 million more). At 31 December 2007, the accumulated amount of the change in fair value attributable to changes in credit risk was a gain of US$548 million (2006: loss of US$335 million).

28	Debt securities in issue

		2007	2006
		US$m	US$m

	Bonds and medium term notes	221,767	203,404
	Other debt securities in issue	108,083	94,203

		329,850	297,607
	Of which debt securities in issue reported as:
	– trading liabilities (Note 26)	(44,684)	(34,115)
	– financial liabilities designated at fair value (Note 27)	(38,587)	(33,167)

		246,579	230,325

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

	2007	2006
	US$m	US$m
Fixed rate
Debentures – 8.375%: due 2007	–	100
Secured financing:
1.14% to 3.99%: due 2008 to 2009	115	195
4.00% to 4.99%: due 2008 to 2010	1,409	1,730
5.00% to 5.99%: due 2008 to 2012	13,002	6,096
6.00% to 6.99%: due 2008	459	–
7.00% to 8.99%: due 2008 to 2025	521	313
Other fixed rate senior debt:
0.01% to 3.99%: due 2008 to 2066	28,322	17,326
4.00% to 4.99%: due 2008 to 2046	20,909	17,759
5.00% to 5.99%: due 2008 to 2024	18,511	34,191
6.00% to 6.99%: due 2008 to 2033	15,400	16,196
7.00% to 7.99%: due 2008 to 2032	4,037	6,692
8.00% to 9.99%: due 2008 to 2017	1,666	1,665
10.00% or higher: due 2008 to 2017	867	399

	105,218	102,662

Variable interest rate
Secured financings – 1.00% to 9.99%: due 2008 to 2017	47,404	23,212
FHLB advances – 5.00% to 5.99%: due 2008 to 2036	5,500	5,000
Other variable interest rate senior debt – 2.16% to 9.99%: due 2008 to 2049	56,244	63,504

	109,148	91,716

Structured notes
Interest rate linked	770	379
Equity, equity index or credit linked	6,631	8,647

	7,401	9,026

Total bonds and medium term notes	221,767	203,404

Back to Contents

29	Other liabilities

		HSBC		HSBC Holdings

		2007	2006	2007	2006
		US$m	US$m	US$m	US$m
	Amounts due to investors in funds consolidated by HSBC	3,548	966	–	–
	Obligations under finance leases (Note 42)	703	707	–	–
	Dividend declared and payable by HSBC Holdings	1,393	1,507	1,393	1,507
	Endorsements and acceptances	12,248	9,577	–	–
	Other liabilities	17,121	15,262	12	10

		35,013	28,019	1,405	1,517

30	Liabilities under insurance contracts

			Reinsurers’
		Gross	share	Net
		US$m	US$m	US$m
	2007
	Non-life insurance liabilities
	Unearned premium provision	1,279	(181)	1,098
	Notified claims	1,063	(380)	683
	Claims incurred but not reported	420	(49)	371
	Other	92	(43)	49

		2,854	(653)	2,201

	Life insurance policyholders’ liabilities
	Life (non-linked)	14,370	(605)	13,765
	Investment contracts with discretionary participation features[1]	18,983	–	18,983
	Life (linked)	6,399	(57)	6,342

		39,752	(662)	39,090

	Total liabilities under insurance contracts	42,606	(1,315)	41,291

	2006
	Non-life insurance liabilities
	Unearned premium provision	1,262	(176)	1,086
	Notified claims	949	(355)	594
	Claims incurred but not reported	460	(58)	402
	Other	268	(76)	192

		2,939	(665)	2,274

	Life insurance policyholders’ liabilities
	Life (non-linked)	11,026	(1,046)	9,980
	Investment contracts with discretionary participation features[1]	20	–	20
	Life (linked)	3,685	(58)	3,627

		14,731	(1,104)	13,627

	Total liabilities under insurance contracts	17,670	(1,769)	15,901

1	Though investment contracts with discretionary participation features are financial instruments, HSBC continued to treat them as insurance contracts as permitted by IFRS 4.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 30

The movement of liabilities under insurance contracts during the year was as follows:

Non-life insurance liabilities
	2007

		Reinsurers’
	Gross	share	Net
	US$m	US$m	US$m
Unearned premium reserve (‘UPR’)
At 1 January	1,262	(176)	1,086
Changes in UPR recognised as (income)/expense	(2)	22	20
Gross written premiums	1,853	(385)	1,468
Gross earned premiums	(1,855)	407	(1,448)
Exchange differences and other movements	19	(27)	(8)

At 31 December	1,279	(181)	1,098

Notified and incurred but not reported claims
At 1 January	1,409	(413)	996
Notified claims	949	(355)	594
Claims incurred but not reported	460	(58)	402
Claims paid in current year	(1,017)	207	(810)
Claims incurred in respect of current year	1,035	(189)	846
Claims incurred in respect of prior years	64	18	82
Exchange differences and other movements	(8)	(52)	(60)

At 31 December	1,483	(429)	1,054
Notified claims	1,063	(380)	683
Claims incurred but not reported	420	(49)	371

Other	92	(43)	49

Total non-life insurance liabilities	2,854	(653)	2,201

	2006

		Reinsurers’
	Gross	share	Net
	US$m	US$m	US$m
UPR
At 1 January	1,346	(202)	1,144
Changes in UPR recognised as (income)/expense	(122)	48	(74)
Gross written premiums	1,824	(451)	1,373
Gross earned premiums	(1,946)	499	(1,447)
Exchange differences and other movements	38	(22)	16

At 31 December	1,262	(176)	1,086

Notified and incurred but not reported claims
At 1 January	1,296	(465)	831
Notified claims	872	(335)	537
Claims incurred but not reported	424	(130)	294
Claims paid in current year	(889)	228	(661)
Claims incurred in respect of current year	680	(147)	533
Claims incurred in respect of prior years	219	(24)	195
Exchange differences and other movements	103	(5)	98

At 31 December	1,409	(413)	996
Notified claims	949	(355)	594
Claims incurred but not reported	460	(58)	402

Other	268	(76)	192

Total non-life insurance liabilities	2,939	(665)	2,274

Back to Contents

Life insurance liabilities to policyholders
	2007

		Reinsurers’
	Gross	share	Net
	US$m	US$m	US$m
Life (non-linked)
At 1 January	11,026	(1,046)	9,980
Benefits paid	(940)	169	(771)
Increase in liabilities to policyholders	3,377	349	3,726
Acquisitions of subsidiaries	702	–	702
Exchange differences and other movements	205	(77)	128

At 31 December	14,370	(605)	13,765

Investment contracts with discretionary participation features
At 1 January	20	–	20
Benefits paid	(1,080)	–	(1,080)
Increase in liabilities to policyholders	2,188	–	2,188
Acquisitions of subsidiaries	16,406	–	16,406
Exchange differences and other movements	1,449	–	1,449

At 31 December	18,983	–	18,983

Life (linked)
At 1 January	3,685	(58)	3,627
Benefits paid	(790)	(45)	(835)
Increase in liabilities to policyholders	2,886	(1,120)	1,766
Acquisitions of subsidiaries	339	–	339
Exchange differences and other movements[1]	279	1,166	1,445

At 31 December	6,399	(57)	6,342

Total liabilities to policyholders	39,752	(662)	39,090

1	Includes amounts arising under modified reinsurance agreements.

	2006

		Reinsurers’
	Gross	share	Net
	US$m	US$m	US$m
Life (non-linked)
At 1 January	8,369	(807)	7,562
Benefits paid	(814)	154	(660)
Increase in liabilities to policyholders	3,021	(208)	2,813
Exchange differences and other movements	450	(185)	265

At 31 December	11,026	(1,046)	9,980

Investment contracts with discretionary participation features
At 1 January	9	–	9
Increase in liabilities to policyholders	6	–	6
Exchange differences and other movements	5	–	5

At 31 December	20	–	20

Life (linked)
At 1 January	2,895	(69)	2,826
Benefits paid	(495)	9	(486)
Increase in liabilities to policyholders	1,146	11	1,157
Exchange differences and other movements	139	(9)	130

At 31 December	3,685	(58)	3,627

Total liabilities to policyholders	14,731	(1,104)	13,627

The increase in liabilities to policyholders represents the aggregate of all events giving rise to additional liabilities to policyholders in the year. These include death claims, surrenders, lapses, the setting up of liability to policyholders at the initial inception of the policy, the declaration of bonuses and other amounts attributable to policyholders.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 31 and 32

31	Provisions

		2007	2006
		US$m	US$m

	At 1 January	1,763	1,436
	Additional provisions/increase in provisions[1]	1,307	652
	Acquisition of subsidiaries	1	54
	Provisions utilised	(986)	(379)
	Amounts reversed	(318)	(154)
	Exchange differences and other movements	191	154

	At 31 December	1,958	1,763

1	The increase in provisions includes the unwinding of discounts of US$1 million (2006: US$8 million) in relation to vacant space provisions and US$24 million (2006: US$19 million) in relation to Brazilian provisions for civil and fiscal labour claims.

Included within Provisions are:

(i)	Provisions for onerous property contracts of US$56 million (2006: US$106 million), of which US$33 million (2006: US$71 million) relates to discounted future costs associated with leasehold properties that became vacant as a consequence of HSBC’s move to Canary Wharf in 2002. The provisions cover rent voids while finding new tenants, shortfalls in expected rent receivable compared with rent payable and the cost of refurbishing the buildings to attract tenants. Uncertainties arise from movements in market rents, delays in finding new tenants and the timing of rental reviews.

(ii)	Labour, civil and fiscal litigation provisions in HSBC’s Brazil operations of US$391 million (2006:US$282 million). These relate to labour and overtime litigation claims brought by employees after leaving the bank. The provisions are based on the expected number of departing employees, their individual salaries and historical trends. The timing of the settlement of these claims is uncertain.

(iii)	Provisions of US$444 million (2006: US$749 million) have been made in respect of costs arising from contingent liabilities and contractual commitments (Note 41), including guarantees of US$29 million (2006: US$64 million) and commitments of US$125 million (2006: US$93 million).

32	Subordinated liabilities

	HSBC
		Carrying amount

		2007	2006
		US$m	US$m
	Subordinated liabilities
	At amortised cost	24,819	22,672
	– subordinated liabilities	19,308	17,296
	– preferred securities	5,511	5,376
	Designated at fair value (Note 27)	27,575	23,189
	– subordinated liabilities	22,831	18,503
	– preferred securities	4,744	4,686

		52,394	45,861

	Subordinated liabilities
	HSBC Holdings	18,931	14,271
	Other HSBC	33,463	31,590

		52,394	45,861

Back to Contents

HSBC’s subordinated liabilities

		2007	2006
		US$m	US$m

Amounts owed to third parties by HSBC Holdings (see below)		18,931	14,271

Other HSBC subordinated liabilities
€1,400m	5.3687% non-cumulative step-up perpetual preferred securities[1]	2,018	1,918
£700m	5.844% non-cumulative step-up perpetual preferred securities[2]	1,404	1,374
US$1,350m	9.547% non-cumulative step-up perpetual preferred securities, Series 1[1]	1,335	1,336
US$1,200m	Primary capital subordinated undated floating rate notes	1,207	1,205
£600m	4.75% subordinated notes 2046	1,186	1,160
€800m	Callable subordinated floating rate notes 2016[3]	1,176	1,052
US$1,250m	4.61% non-cumulative step-up perpetual preferred securities[1]	1,130	1,158
€750m	5.13% non-cumulative step-up perpetual preferred securities[1]	1,039	1,011
US$1,000m	4.625% subordinated notes 2014	1,001	998
£500m	8.208% non-cumulative step-up perpetual preferred securities[1]	996	982
US$1,000m	5.911% trust preferred securities 2035[4]	992	991
US$1,000m	5.875% subordinated notes 2034	990	1,048
£500m	5.375% subordinated notes 2033	931	1,043
£500m	4.75% callable subordinated notes 2020[5]	931	942
US$900m	10.176% non-cumulative step-up perpetual preferred securities, Series 2[1]	900	900
€600m	4.25% callable subordinated notes 2016[6]	881	801
€600m	8.03% non-cumulative step-up perpetual preferred securities[1]	878	790
US$750m	Undated floating rate primary capital notes	750	750
£350m	Callable subordinated variable coupon notes 2017[7]	712	675
€ 500m	Callable subordinated floating rate notes 2020[8]	676	658
£350m	5% callable subordinated notes 2023[9]	672	687
US$750m	5.625% subordinated notes 2035	653	685
£350m	5.375% callable subordinated step-up notes 2030[10]	652	701
£300m	6.5% subordinated notes 2023	598	585
£300m	5.862% non-cumulative step-up perpetual preferred securities[2]	558	599
US$500m	Undated floating rate primary capital notes	500	501
US$500m	6.00% subordinated notes 2017	498	–
US$450m	Callable subordinated floating rate notes 2016[3]	448	448
£225m	6.25% subordinated notes 2041	447	438
CAD400m	4.80% subordinated notes 2022	389	–
US$300m	7.65% subordinated notes 2025	359	373
BRL608m	Subordinated debentures 2008	341	285
US$300m	6.95% subordinated notes 2011	325	326
US$300m	Undated floating rate primary capital notes, Series 3	301	300
US$300m	Callable subordinated floating rate notes 2017[11]	299	–
BRL500m	Subordinated certificates of deposit 2016	281	234
US$250m	5.875% subordinated notes 2008	248	243
US$250m	7.20% subordinated debentures 2097	218	217
CAD200m	4.94% subordinated debentures 2021	207	169
US$200m	7.75% subordinated notes 2009	202	205
US$200m	7.808% capital securities 2026	200	200
US$200m	8.38% capital securities 2027	200	191
US$200m	6.625% subordinated notes 2009	199	197
£150m	8.625% step-up undated subordinated notes	–	304
US$200m	7.53% capital securities 2026	–	209
	Other subordinated liabilities each less than US$200m	3,535	2,701

		33,463	31,590

		52,394	45,861

Subordinated loan capital is repayable at par on maturity, but some is repayable prior to maturity at the option of the borrower, generally with the non objection of the Financial Services Authority, and, where relevant, the consent of the local banking regulator, and in certain cases at a premium over par. Interest rates on the floating rate loan capital are related to interbank offered rates. On the remaining subordinated loan capital, interest is payable at fixed rates up to 10.176 per cent.

1	See ‘Step-up perpetual preferred securities’ below, note (a) ‘Guaranteed by HSBC Holdings’.
2	See ‘Step-up perpetual preferred securities’ below, note (b) ‘Guaranteed by HSBC Bank’.
3	The interest margin on the €800m and US$450m callable subordinated floating rate notes 2016 increases by 0.5 per cent from March 2011 and July 2011, respectively.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 32

4	The distributions on the trust preferred securities change in November 2015 to three-month dollar LIBOR plus 1.926 per cent.
5	The interest rate on the 4.75 per cent callable subordinated notes 2020 changes in September 2015 to three-month sterling LIBOR plus 0.82 per cent.
6	The interest rate on the 4.25 per cent callable subordinated notes changes in March 2011 to three-month EURIBOR plus 1.05 per cent.
7	The interest rate on the callable subordinated variable coupon notes 2017 is fixed at 5.75 per cent until June 2012. Thereafter, the rate per annum is the sum of the gross redemption yield of the then prevailing five-year UK gilt plus 1.70 per cent.
8	The interest margin on the callable subordinated floating rate notes 2020 increases by 0.5 per cent from September 2015.
9	The interest rate on the 5 per cent callable subordinated notes 2023 changes in March 2018 to become the rate per annum which is the sum of the gross redemption yield of the prevailing five-year UK gilt plus 1.80 per cent.
10	The interest rate on the 5.375 per cent callable subordinated step-up notes 2030 changes in November 2025 to three month sterling LIBOR plus 1.50 per cent.
11	The interest margin on the callable subordinated floating rate notes 2017 increases by 0.5 per cent from July 2012.

Footnotes 3 to 10 all relate to notes that are repayable at the option of the borrower on the date of the change of the interest rate, and at subsequent interest rate reset dates and interest payment dates in some cases, subject to the prior non objection of the Financial Services Authority and, where relevant, the consent of the local banking regulator.

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

The preferred securities are perpetual, but redeemable in 2014, 2010, 2013, 2016, 2015, 2030 and 2012, respectively, at the option of the general partner of the limited partnerships. If not redeemed, the distributions payable step-up and become floating rate or, for the sterling issue, for each successive five-year period the sum of the then five-year benchmark UK gilt plus a margin. There are limitations on the payment of distributions if prohibited under UK banking regulations or other requirements, if a payment would cause a breach of HSBC’s capital adequacy requirements, or if HSBC Holdings has insufficient distributable reserves (as defined).

HSBC Holdings has covenanted that if it is prevented under certain circumstances from paying distributions on the preferred securities in full, it will not pay dividends or other distributions in respect of its ordinary shares, or effect repurchase or redemption of its ordinary shares, until after a distribution has been paid in full.

If (i) HSBC’s total capital ratio falls below the regulatory minimum ratio required, or (ii) the Directors expect that, in view of the deteriorating financial condition of HSBC Holdings, the former will occur in the near term, then the preferred securities will be substituted by preference shares of HSBC Holdings having economic terms which are in all material respects equivalent to those of the preferred securities and the guarantee taken together.

(b)	Guaranteed by HSBC Bank

The two issues of non-cumulative step-up perpetual preferred securities (footnote 2) were made by Jersey limited partnerships and are guaranteed, on a subordinated basis, by HSBC Bank. The proceeds of the issues were on- lent to HSBC Bank by the limited partnerships by issue of subordinated notes. The preferred securities qualify as innovative tier 1 capital for HSBC and for HSBC Bank on a solo and consolidated basis and, together with the guarantee, are intended to provide investors with rights to income and capital distributions and distributions upon liquidation of HSBC Bank that are equivalent to the rights they would have had if they had purchased non- cumulative perpetual preference shares of HSBC Bank.

The two issues of preferred securities are perpetual, but redeemable in 2031 and 2020, respectively, at the option of the general partner of the limited partnerships. If not redeemed, the distributions payable step-up and become floating rate. The same limitations on the payment of distributions apply to HSBC Bank as to HSBC Holdings, as described above. HSBC Bank has provided a similar covenant to that provided by HSBC Holdings, also as described above.

If (i) any of the two issues of preferred securities are outstanding in November 2048 or April 2049, respectively, or (ii) the total capital ratio of HSBC Bank on a solo and consolidated basis falls below the regulatory minimum ratio required, or (iii) in view of the deteriorating financial condition of HSBC Bank, the Directors expect (ii) to

Back to Contents

occur in the near term, then the preferred securities will be substituted by preference shares of HSBC Bank having economic terms which are in all material respects equivalent to those of the preferred securities and the guarantee taken together.

HSBC Holdings

		2007	2006
		US$m	US$m
Subordinated liabilities:
–	At amortised cost	8,544	8,423
–	Designated at fair value (Note 27)	18,683	14,070

		27,227	22,493

HSBC Holdings subordinated borrowings
		2007	2006
		US$m	US$m
Amounts owed to third parties
€2,000m	Callable subordinated floating rate notes 2014[1]	2,905	2,648
US$2,500m	6.5% subordinated notes 2037	2,495	–
US$2,000m	6.5% subordinated notes 2036	2,058	2,056
£900m	6.375% callable subordinated notes 2022[2]	1,858	–
€1,000m	5.375% subordinated notes 2012	1,488	1,394
US$1,400m	5.25% subordinated notes 2012	1,413	1,401
£650m	5.75% subordinated notes 2027	1,262	1,365
US$1,000m	7.5% subordinated notes 2009	1,077	1,088
€700m	3.625% callable subordinated notes 2020[3]	922	888
US$750m	Callable subordinated floating rate note 2016[1]	750	750
US$750m	Callable subordinated floating rate notes 2015[1]	750	749
£250m	9.875% subordinated bonds 2018[4]	619	637
US$488m	7.625% subordinated notes 2032	609	609
€300m	5.5% subordinated notes 2009	457	418
US$222m	7.35% subordinated notes 2032	268	268

		18,931	14,271

Amounts owed to HSBC undertaking

€1400m	5.3687% fixed/floating subordinated notes 2043 – HSBC Capital Funding (Euro 2) LP	2,018	1,995
US$1,350m	9.547% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Dollar 1) LP	1,335	1,332
US$1,250m	4.61% fixed/floating subordinated notes 2043 – HSBC Capital Funding (Dollar 2) LP	1,130	1,187
€750m	5.13% fixed/floating subordinated notes 2044 – HSBC Capital Funding (Euro 3) LP.	1,039	1,049
£500m	8.208% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Sterling 1) LP	996	974
US$900m	10.176% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Dollar 1) LP	900	900
€600m	8.03% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Euro 1) LP	878	785

		8,296	8,222

		27,227	22,493

1	The interest margins on the callable subordinated floating rate notes 2014, 2015 and 2016 increase by 0.5 per cent from September 2009, March 2010 and October 2011 respectively. The notes are repayable from their step up date at the option of the borrower, subject to the prior non-objection of the Financial Services Authority.
2	The interest rate on the 6.375 per cent callable subordinated notes 2022 changes in October 2017 to become three-month sterling LIBOR plus 1.3 per cent. The notes may be redeemed at par from October 2017 at the option of the borrower, subject to the prior non-objection of the Financial Services Authority.
3	The interest rate on the 3.625 per cent callable subordinated notes 2020 changes in June 2015 to become three-month EURIBOR plus 0.93 per cent. The notes may be redeemed at par from June 2015 at the option of the borrower, subject to the prior non-objection of the Financial Services Authority.
4	The interest rate on the 9.875 per cent subordinated bonds 2018 changes in April 2013 to become the higher of (i) 9.875 per cent or (ii) the sum of the yield on the relevant benchmark treasury stock plus 2.5 per cent. The bonds may be redeemed in April 2013 at par and redemption has also been allowed from April 1998, subject to the prior non-objection of the Financial Services Authority, for an amount based on the redemption yields of the relevant benchmark treasury stocks.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 33

33	Fair values of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Financial instruments measured at fair value on an ongoing basis include trading assets and liabilities, instruments designated at fair value, derivatives, and financial investments classified as available-for-sale (including treasury and other eligible bills, debt securities, and equity securities).

Fair value of financial instruments carried at fair value

Control framework

Fair values are subject to a control framework that aims to ensure that they are either determined, or validated, by a function independent of the risk-taker. To this end, ultimate responsibility for the determination of fair values lies with Finance, which reports functionally to the Group Finance Director. Finance establishes the accounting policies and procedures governing valuation, and is responsible for ensuring that these comply with all relevant accounting standards.

For fair values determined using a valuation model, the control framework may include, as applicable, independent development or validation of (i) valuation models; (ii) any inputs to those models; and (iii) any adjustments required outside of the valuation model, and, where possible, independent validation of model outputs.

For fair values determined without a valuation model, independent price determination or validation is utilised. The results of independent validation processes are reported to senior management, and adjustments to the fair values are made as appropriate.

Determination of fair value

Fair values are determined according to the following hierarchy:

(a) Quoted market price

Financial instruments with quoted prices for identical instruments in active markets.

(b) Valuation technique using observable inputs

Financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

(c) Valuation technique with significant non-observable inputs

Financial instruments valued using models where one or more significant inputs are not observable.

The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used. The majority of valuation techniques employ only observable market data, and so the reliability of the fair value measurement is high. However, certain financial instruments are valued on the basis of valuation techniques that feature one or more significant market inputs that are not observable. For these instruments, the fair value derived is more judgemental. ‘Not observable’ in this context means that there is little or no current market data available from which to determine the level at which an arm’s length transaction would likely occur, but it generally does not mean that there is absolutely no market data available upon which to base a determination of fair value (historical data may, for example, be used). Furthermore, the assessment of hierarchy level is based on the lowest level of input that is significant to the fair value of the financial instrument. Consequently, the level of uncertainty in the determination of the unobservable inputs will generally give rise to valuation uncertainty that is less than the fair value itself. To assist in understanding the extent of this uncertainty, additional information is provided in respect of these instruments in the ‘Effect of changes in significant non-observable assumptions to reasonably possible alternatives’ section below.

In certain circumstances, HSBC applies the fair value option to its own debt in issue. Where available, the fair value will be based upon quoted prices in an active market for the specific instrument concerned. Where unavailable, the fair value will either be based upon quoted prices in an inactive market for the specific instrument concerned, or estimated by comparison with quoted prices in an active market for similar instruments. The fair value of these instruments therefore includes the effect of the appropriate credit spread to apply to HSBC’s liabilities. Gains and losses arising from changes in the credit spread of liabilities issued by HSBC reverse over the contractual life of the

Back to Contents

debt, provided that the debt is not repaid early.

Structured notes issued and certain other hybrid instrument liabilities are included within trading liabilities and are measured at fair value. The credit spread applied to these instruments is derived from the spreads at which HSBC issues structured notes. These market spreads are significantly smaller than credit spreads observed for plain vanilla debt or in the credit default swap markets.

All net positions in non-derivative financial instruments, and all derivative portfolios, are valued at bid or offer prices as appropriate. Long positions are marked at bid prices; short positions are marked at offer prices.

The fair values of large holdings of non-derivative financial instruments are based on a multiple of the value of a single instrument, and do not include block adjustments for the size of the holding.

The valuation models used where quoted market prices are not available incorporate certain assumptions that HSBC anticipates would be used by a market participant to establish fair value. Where HSBC believes that there are additional considerations not included within the valuation model, appropriate adjustments may be made. Examples of such adjustments are:

•	Credit risk adjustment: an adjustment to reflect the credit worthiness of over-the-counter (‘OTC’) derivative counterparties.

•	Market data/model uncertainty: an adjustment to reflect uncertainties in fair values based on unobservable market data inputs (for example, as a result of illiquidity) or in areas where the choice of valuation model is particularly subjective.

•	Inception profit (‘day 1 P&L reserves’): for financial instruments valued at inception, on the basis of one or more significant unobservable inputs, the difference between transaction price and model value (as adjusted) at inception is not recognised in the consolidated income statement, but is deferred and any unamortised balance is included as part of the fair value.

Transaction costs are not included in the fair value calculation. Trade origination costs such as brokerage fees and post-trade costs are included in operating expenses. The future costs of administering the OTC derivative portfolio are also not included in fair value, but are expensed as incurred.

•	Loans

Loans are valued from broker quotes and/or market data consensus providers where available. Where unavailable, fair value will be determined based on an appropriate credit spread derived from other market instruments issued by the same or comparable entities.

•	Debt securities, treasury and other eligible bills, and equities

These instruments are valued based on quoted market prices from an exchange, dealer, broker, industry group or pricing service, where available. Where unavailable, fair value is determined by reference to quoted market prices for similar instruments or, in the case of certain mortgage-backed securities and unquoted equities, valuation techniques using inputs derived from observable market data, and, where relevant, assumptions in respect of unobservable inputs.

•	Derivatives

Over-the-counter (i.e. non-exchange traded) derivatives are valued using valuation models. Valuation models calculate the present value of expected future cash flows, based upon ‘no-arbitrage’ principles. For many vanilla derivative products, such as interest rate swaps and European options, the modelling approaches used are standard across the industry. For more complex derivative products, there may be some discrepancy in practice. Inputs to valuation models are determined from observable market data wherever possible, including prices available from exchanges, dealers, brokers or providers of consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices via model calibration procedures. Finally, some inputs are not observable, but can generally be estimated from historic data or other sources. Examples of inputs that are generally observable include foreign exchange spot and forward rates, benchmark interest rate curves and volatility surfaces for commonly traded option products. Examples of inputs that may be unobservable include volatility surfaces, in whole or in part, for less commonly traded option products, and correlations between market factors.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 33

• Private equity
HSBC’s private equity positions are generally classified as available-for-sale and are not traded in an active market. In the absence of an active market for the investment, fair value is estimated based upon an analysis of the investee’s financial position and results, risk profile, prospects and other factors as well as reference to market valuations for similar entities quoted in an active market, or the price at which similar companies have changed ownership. The exercise of judgement is required because of uncertainties inherent in estimating fair value for private equity investments.

HSBC

Analysis of fair value determination

The following table provides an analysis of the basis for valuing financial assets and financial liabilities measured at fair value in the consolidated financial statements:

		Valuation techniques:

	Quoted	using	with significant
	market	observable	non-observable
	price	inputs	inputs	Total
	US$m	US$m	US$m	US$m
At 31 December 2007
Assets
Trading assets	209,339	222,678	13,951	445,968
Financial assets designated at fair value	28,565	12,694	305	41,564
Derivatives	8,132	175,493	4,229	187,854
Financial investments: available-for-sale	77,045	187,677	8,510	273,232

Liabilities
Trading liabilities	140,629	167,967	5,984	314,580
Financial liabilities at fair value	37,709	52,230	–	89,939
Derivatives	8,879	171,444	3,070	183,393

At 31 December 2006
Assets
Trading assets	166,515	158,379	3,253	328,147
Financial assets designated at fair value	16,277	4,136	160	20,573
Derivatives	4,903	97,490	1,309	103,702
Financial investments: available-for-sale	60,948	128,286	6,201	195,435
Liabilities
Trading liabilities	102,758	120,866	2,984	226,608
Financial liabilities at fair value	30,846	39,365	–	70,211
Derivatives	7,248	92,865	1,365	101,478

Trading assets valued using a valuation technique with significant non-observable inputs include leveraged loans underwritten by HSBC, corporate and mortgage loans held for securitisation, and various asset-backed securities. The amount of trading assets reported in this category is higher at 31 December 2007 compared with 31 December 2006 reflects an increase in the amount of leveraged loans held by HSBC, and also reduced liquidity in certain markets during 2007, which affected the availability of market observable inputs for the valuation of certain types of loans and asset-backed securities.

Trading liabilities valued using a valuation technique with significant non-observable inputs have increased as a result of an increase in the issuance of structured note transactions, whereby HSBC issues equity-linked notes to investors which provide the counterparty with a return that is linked to the performance of certain unlisted securities, and holds the unlisted securities to match the liabilities.

Derivative products valued using a valuation technique with significant non-observable inputs include certain types of correlation products, particularly equity and foreign exchange basket options and foreign exchange-interest rate hybrid transactions, long-dated option transactions, particularly equity options, interest rate and foreign exchange options and certain credit derivatives, including tranched credit default swap transactions and credit derivatives executed with certain monoline insurers. Credit derivatives with these monoline insurers were included in the category of valuation techniques using observable inputs at 31 December 2006 and in the non-observable inputs category at 31 December 2007.

Back to Contents

Available-for-sale financial investments and financial assets designated at fair value that are valued using non-observable inputs include holdings of private equity and unlisted debt securities.

Effect of changes in significant non-observable assumptions to reasonably possible alternatives

As discussed above, the fair value of financial instruments are, in certain circumstances, measured using valuation models that incorporate assumptions that are not supported by prices from observable current market transactions in the same instrument and are not based on observable market data. The following table shows the sensitivity of fair values to reasonably possible alternative assumptions.

	Reflected in profit/(loss)		Reflected in equity

	Favourable	Unfavourable	Favourable	Unfavourable
	Changes	Changes	Changes	Changes
	US$m	US$m	US$m	US$m
At 31 December 2007
Derivatives/trading assets/trading liabilities[1]	602	(415)
Financial assets/liabilities designated at fair value	30	(30)
Financial investments: available-for-sale			529	(591)

At 31 December 2006
Derivatives/trading assets/trading liabilities	69	(72)
Financial assets/liabilities designated at fair value	16	(16)
Financial investments: available-for-sale			165	(165)

1	Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these financial instruments are risk-managed.

The increase in the effect of changes in significant non-observable inputs in relation to derivatives/trading assets/trading liabilities from 31 December 2006 to 31 December 2007 primarily reflects certain mortgage loans acquired for the purpose of securitisation, and certain US mortgage-backed securities, that were valued using observable inputs at 31 December 2006 that subsequently became non-observable in the second half of 2007 following the deterioration in market conditions. To a lesser degree, the increase also reflects increased uncertainty in determining the fair value of credit derivative transactions executed against certain monoline insurers, and a general increase in structured derivative business.

Changes in fair value recorded in the income statement

The following table details changes in fair values recognised in profit or loss during the period, where the fair value is estimated using valuation techniques that incorporate significant assumptions that are not supported by prices from observable current market transactions in the same instrument, and are not based on observable market data:

•	the table details the total change in fair value of these instruments; it does not isolate that component of the change that is attributable to the non-observable component;

•	instruments valued with significant non-observable inputs are frequently dynamically hedged with instruments valued using observable inputs; the table does not include any changes in fair value of these hedges; and

•	there were significant assets and liabilities valued using observable inputs at 31 December 2006 that became valued with significant unobservable inputs during 2007; the table reflects the full change in fair value of those instruments during 2007, not just that element arising following the category change.

	Recorded profit/(loss)

	2007	2006
	US$m	US$m
At 31 December 2007
Derivatives/trading assets/trading liabilities	491	(195)
Financial assets/liabilities designated at fair value	9	(5)

The increase in fair value in 2007 primarily reflects increases in the fair value of credit derivatives purchased from certain monoline insurers to provide credit protection on portfolios of securities, offset by write-downs in mortgage loans acquired for the purpose of securitisation, and certain US mortgage-backed securities.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 33

HSBC Holdings

The following table provides an analysis of the basis for valuing financial assets and financial liabilities measured at fair value in the financial statements:

		Valuation techniques:

	Quoted	using	with significant
	market	observable	non-observable
	price	inputs	inputs	Total
	US$m	US$m	US$m	US$m
At 31 December 2007
Assets
Derivatives	–	2,660	–	2,660
Financial investments: available-for-sale	346	–	2,676	3,022
Liabilities
Financial liabilities at fair value	18,683	–	–	18,683
Derivatives	–	44	–	44

At 31 December 2006
Assets
Derivatives	–	1,599	–	1,599
Financial investments: available-for-sale	299	–	3,315	3,614
Liabilities
Financial liabilities at fair value	14,070	–	–	14,070
Derivatives	–	177	–	177

Financial investments measured using a valuation technique with significant non-observable inputs comprise fixed-rate trust preferred securities and senior notes purchased from HSBC undertakings. The unobservable elements of the valuation technique include the use of implied credit spreads and simplified bond pricing assumptions.

Movements in unobservable assumptions in fair value valuation models

As discussed above, the fair value of financial instruments are in certain circumstances measured using valuation models that incorporate assumptions that are not supported by prices from observable current market transactions in the same instrument and are not based on observable market data. The following table shows the sensitivity of non-derivative financial instruments to reasonably possible alternative assumptions.

	Reflected in equity

	Favourable	Unfavourable
	changes	changes
	US$m	US$m
Financial investments available-for-sale
At 31 December 2007	53	(52)
At 31 December 2006	65	(64)

Fair value of financial instruments not carried at fair value

The fair values of financial instruments that are not recognised at fair value on the balance sheet are calculated as described below.

The calculation of fair value incorporates HSBC’s estimate of the amount at which financial assets could be exchanged, or financial liabilities settled, between knowledgeable, willing parties in an arm’s length transaction. It does not reflect the economic benefits and costs that HSBC expects to flow from the instruments’ cash flows over their expected future lives. Other reporting entities may use different valuation methodologies and assumptions in determining fair values for which no observable market prices are available, so comparisons of fair values between entities may not be meaningful and users are advised to exercise caution when using this data.

In recent months, the unstable market conditions in the US mortgage lending industry have resulted in a significant reduction in the secondary market demand for US consumer lending assets. Uncertainty over the extent and timing of future credit losses, together with an absence of liquidity for non-prime asset-backed securities, were reflected in a lack of bid prices other than at distressed levels at 31 December 2007. It is not possible to distinguish from these indicative market prices the relative discount that reflects cash flow impairment due to expected losses to maturity,

Back to Contents

from the discount that the market is demanding for holding an illiquid asset. Under IFRSs, HSBC recognises loan impairment based on losses incurred up to the balance sheet date: no recognition is given to losses which are expected to arise in the future, but where the loss event has not yet occurred. Neither is the asset written down to reflect its illiquidity as the intention is to fund the asset until the earlier of its prepayment, charge-off or repayment on maturity. Market fair values reflect not only incurred loss, but also loss expected through the life of the asset, as well as a discount for illiquidity and a credit spread which reflects the market’s current risk preference rather than the credit spread which existed in the market at the time the loan was underwritten.

The estimated fair values at 31 December 2007 of loans and advances to customers in North America reflect the combined effect of these conditions. This results in fair values that are substantially lower than the carrying value of customer loans held on-balance sheet and lower than would otherwise be reported under more normal market conditions. Accordingly, the fair values reported do not reflect HSBC’s estimate of the underlying long-term value of the assets.

The following types of financial instruments are measured at amortised cost unless they are held for trading or designated at fair value through profit or loss. Where assets or liabilities are hedged by derivatives designated and qualifying as fair value hedges, the carrying value of the assets or liabilities so hedged includes a fair value adjustment for the hedged risk only. Fair values at the balance sheet date of the assets and liabilities set out below are estimated for the purpose of disclosure as follows:

(i)	Loans and advances to banks and customers

The fair value of loans and advances is based on observable market transactions, where available. In the absence of observable market transactions, fair value is estimated using discounted cash flow models. Performing loans are grouped, as far as possible, into homogeneous pools segregated by maturity and coupon rates. In general, contractual cash flows are discounted using HSBC’s estimate of the discount rate that a market participant would use in valuing instruments with similar maturity, repricing and credit risk characteristics.

The fair value of a loan portfolio reflects both loan impairments at the balance sheet date and estimates of market participants’ expectations of credit losses over the life of the loans.

For impaired loans, fair value is estimated by discounting the future cash flows over the time period they are expected to be recovered.

(ii)	Financial investments

The fair values of listed financial investments are determined using bid market prices. The fair values of unlisted financial investments are determined using valuation techniques that take into consideration either the prices of, or future earnings streams of, equivalent quoted securities.

(iii)	Deposits by banks and customer accounts

For the purposes of estimating fair value, deposits by banks and customer accounts are grouped by residual maturity. Fair values are estimated using discounted cash flows, applying current rates offered for deposits of similar remaining maturities. The fair value of a deposit repayable on demand is assumed to be the amount payable on demand at the balance sheet date.

(iv)	Debt securities in issue and subordinated liabilities

Fair values are determined using quoted market prices at the balance sheet date where available, or by reference to quoted market prices for similar instruments.

The fair values in this note are stated at a specific date and may be significantly different from the amounts which will actually be paid on the maturity or settlement dates of the instruments. In many cases, it would not be possible to realise immediately the estimated fair values given the size of the portfolios measured. Accordingly, these fair values do not represent the value of these financial instruments to HSBC as a going concern.

For all classes of financial instruments, fair value represents the product of the value of a single instrument, multiplied by the number of instruments held. No block discount or premium adjustments are made.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 33

The fair values of intangible assets, such as values placed on portfolios of core deposits, credit card and customer relationships, are not included above because they are not financial instruments.

The following table lists financial instruments whose carrying amount is a reasonable approximation of fair value because, for example, they are short-term in nature or reprice to current market rates frequently:

Assets	Liabilities
Cash and balances at central banks	Hong Kong currency notes in circulation
Items in the course of collection from other banks	Items in the course of transmission to other banks
Hong Kong Government certificates of indebtedness	Endorsements and acceptances
Endorsements and acceptances	Short-term payables within ‘Other liabilities’
Short-term receivables within ‘Other assets’	Accruals
Accrued income

HSBC

The following table provides an analysis of the fair value of financial instruments not carried at fair value on the balance sheet:

	2007		2006

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m
Assets
Loans and advances to banks	237,366	237,374	185,205	185,151
Loans and advances to customers	981,548	951,850	868,133	864,320
Financial investments: Treasury and other eligible bills	–	–	45	45
Financial investments: debt securities	9,768	10,154	9,326	9,628

Liabilities
Deposits by banks	132,181	132,165	99,694	99,691
Customer accounts	1,096,140	1,095,727	896,834	896,429
Debt securities in issue	246,579	243,802	230,325	231,189
Subordinated liabilities	24,819	23,853	22,672	22,468

The following table provides an analysis of the fair value of financial investments classified as held for sale which are not carried at fair value on the balance sheet:

	2007		2006

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m
Assets classified as held for sale
Loans and advances to banks	14	14	–	–
Loans and advances to customers	–	–	634	630
Financial investments: Debt securities	27	27	–	–

The following table provides an analysis of loans and advances to customers by geographical segment:

	2007		2006

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m
Loans and advances to customers
Europe	452,275	450,010	392,499	392,806
Hong Hong	89,638	89,908	84,282	84,659
Rest of Asia-Pacific	101,852	101,860	77,574	77,429
North America[1]	289,860	262,123	277,987	273,903
Latin America	47,923	47,949	35,791	35,523

	981,548	951,850	868,133	864,320

1	The reasons for the significant difference between carrying amount and fair value of loans and advances to customers in North America are discussed on pages 430 to 431.

Back to Contents

HSBC Holdings

The methods used by HSBC Holdings to determine fair values of financial instruments for the purpose of measurement and disclosure are described above.

The following table provides an analysis of the fair value of financial instruments not carried at fair value on the balance sheet:

		2007		2006

		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		US$m	US$m	US$m	US$m
	Assets
	Loans and advances to HSBC undertakings	17,242	17,356	14,456	14,537

	Liabilities
	Amounts owed to HSBC undertakings	2,969	2,992	3,100	3,155
	Subordinated liabilities	8,544	8,609	8,423	9,439

34	Maturity analysis of assets and liabilities

The following is an analysis, by remaining contractual maturities at the balance sheet date, of asset and liability line items that represent amounts expected to be recovered or settled within one year, and after more than one year.

Trading assets and liabilities are excluded because they are not held for collection or settlement over the period of contractual maturity.
HSBC
	At 31 December 2007

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
Assets
Financial assets designated at fair value	5,752	35,812	41,564
Loans and advances to banks[1]	222,674	14,692	237,366
Loans and advances to customers	438,246	543,302	981,548
Financial investments	103,492	179,508	283,000
Other financial assets	24,087	6,390	30,477

	794,251	779,704	1,573,955

Liabilities
Deposits by banks	124,475	7,706	132,181
Customer accounts	1,066,148	29,992	1,096,140
Financial liabilities designated at fair value	6,217	83,722	89,939
Debt securities in issue	143,651	102,928	246,579
Other financial liabilities	33,056	4,352	37,408
Subordinated liabilities	341	24,478	24,819

	1,373,888	253,178	1,627,066

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 34 and 35

	At 31 December 2006

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
Assets
Financial assets designated at fair value	3,735	16,838	20,573
Loans and advances to banks[1]	179,240	5,965	185,205
Loans and advances to customers	360,191	507,942	868,133
Financial investments	87,848	116,958	204,806
Other financial assets	20,833	6,422	27,255

	651,847	654,125	1,305,972

Liabilities
Deposits by banks	89,043	10,651	99,694
Customer accounts	871,881	24,953	896,834
Financial liabilities designated at fair value	1,410	68,801	70,211
Debt securities in issue	111,622	118,703	230,325
Other financial liabilities	25,938	2,197	28,135
Subordinated liabilities	326	22,346	22,672

	1,100,220	247,651	1,347,871

1	‘Loans and advances to banks’ includes US$189,081 million (2006: US$147,512 million) which is repayable on demand or at short notice.

HSBC Holdings
	At 31 December 2007

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
Assets
Loans and advances to HSBC undertakings	7,371	9,871	17,242
Financial investments	346	2,676	3,022
Other financial assets	21	–	21

	7,738	12,547	20,285

Liabilities
Amounts owed to HSBC undertakings	1,906	1,063	2,969
Financial liabilities designated at fair value	–	18,683	18,683
Other financial liabilities	1,397	8	1,405
Subordinated liabilities	–	8,544	8,544

	3,303	28,298	31,601

	At 31 December 2006

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
Assets
Loans and advances to HSBC undertakings	6,886	7,570	14,456
Financial investments	–	3,614	3,614
Other financial assets	25	–	25

	6,911	11,184	18,095

Liabilities
Amounts owed to HSBC undertakings	301	2,799	3,100
Financial liabilities designated at fair value	–	14,070	14,070
Other financial liabilities	1,507	10	1,517
Subordinated liabilities	–	8,423	8,423

	1,808	25,302	27,110

Back to Contents

35	Foreign exchange exposures

Structural foreign exchange exposures

HSBC’s structural foreign exchange exposures are represented by the net asset value of its foreign exchange equity and subordinated debt investments in subsidiaries, branches, joint ventures and associates. Gains or losses on structural foreign exchange exposures are recognised directly in equity. HSBC’s management of its structural foreign exchange exposures is discussed in the ‘Report of the Directors: The Management of Risk’ on page 256.

In its separate financial statements, HSBC Holdings recognises its foreign exchange gains and losses on structural foreign exchange exposures in the income statement.

Net structural foreign exchange exposures

	2007	2006
	US$m	US$m
Currency of structural exposure
Pound sterling	24,527	18,562
Euro	23,985	21,202
Chinese renminbi	10,892	5,678
Mexican pesos	5,247	4,536
Hong Kong dollars	4,635	4,461
Canadian dollars	4,136	3,284
Brazilian reais	4,007	2,684
Indian rupees	2,699	1,575
Swiss francs	2,657	2,495
UAE dirhams	2,182	1,647
Turkish lira	1,796	970
Korean won	1,282	769
Malaysian ringgit	1,044	876
Australian dollars	940	692
Philippine pesos	459	213
Singapore dollars	432	411
Saudi riyals[1]	404	286
Egyptian pounds	392	325
Thai baht	384	305
Taiwanese dollars	382	299
Costa Rican colon	375	162
Argentine pesos	370	211
Vietnamese dong	331	57
Honduran lempira	325	148
Japanese yen	300	338
Maltese lira	270	269
Indonesia rupiah	221	155
Chilean pesos	214	189
Colombian peso	202	86
Qatari rial	197	150
New Zealand dollars	169	158
South African rand	148	106
Omani rial	140	114
Jordanian dinar	116	92
Russian rouble	114	92
Bahraini dinar	106	90
Others, each less than US$100 million	686	514

Total	96,766	74,201

1	After deducting sales of Saudi riyals amounting to US$750 million (2006: US$750 million) in order to manage the foreign exchange risk of the investments.

All resulting exchange differences on consolidation of foreign operations are recognised in a separate component of equity. Shareholders’ equity would decrease by US$2,426 million (2006: US$1,988 million) if euro and sterling foreign currency exchange rates weakened by 5 per cent relative to the US dollar.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 36, 37 and 38

36	Assets charged as security for liabilities and collateral accepted as security for assets

Financial assets pledged to secure liabilities were as follows:
	Assets pledged at 31 December

	2007	2006
	US$m	US$m

Treasury bills and other eligible securities	7,200	6,480
Loans and advances to banks	7,389	934
Loans and advances to customers	78,755	63,956
Debt securities	219,956	106,652
Equity shares	19,257	11,634
Other	3,933	390

	336,490	190,046

These transactions are conducted under terms that are usual and customary to standard securities lending and repurchase agreements.

Collateral accepted as security for assets

The fair value of assets accepted as collateral that HSBC is permitted to sell or repledge in the absence of default is US$329,893 million (2006: US$188,008 million). The fair value of any such collateral that has been sold or repledged was US$212,956 million (2006: US$135,998 million). HSBC is obliged to return equivalent securities.

These transactions are conducted under terms that are usual and customary to standard securities borrowing and reverse repurchase agreements.

37	Minority interests

	2007	2006
	US$m	US$m

Minority interests attributable to holders of ordinary shares in subsidiaries	4,775	4,026
Preference shares issued by subsidiaries	2,481	2,550

	7,256	6,576

Preference shares issued by subsidiaries
		2007	2006
		US$m	US$m

US$575m	6.36% non-cumulative preferred stock, Series B1	559	559
US$518m	Floating rate non-cumulative preferred stock, Series F2	518	518
US$374m	Floating rate non-cumulative preferred stock, Series G3	374	374
US$374m	6.50% non-cumulative preferred stock, Series H3	374	374
CAD175m	Non-cumulative redeemable class 1 preferred shares, Series C4	178	150
CAD175m	Non-cumulative class 1 preferred shares, Series D4	178	150
US$150m	Depositary shares each representing 25% interest in a share of adjustable-rate cumulative preferred stock, Series D5	150	150
US$150m	Cumulative preferred stock[6]	150	150
US$125m	Dutch auction rate transferable securities preferred stock, Series A and B7	–	125

		2,481	2,550

1	The Series B preferred stock is redeemable at the option of HSBC Finance Corporation, in whole or in part, from 24 June 2010 at par.
2	The Series F preferred stock is redeemable at par at the option of HSBC USA Inc., in whole or in part, on any dividend payment date on or after 7 April 2010.
3	The Series G and Series H preferred stock are redeemable at par at the option of HSBC USA Inc., in whole or in part, at any time from 1 January 2011 and 1 July 2011, respectively.
4	The Series C and Series D preferred stock are redeemable at a declining premium above par at the option of HSBC Bank Canada, in whole or in part, from 30 June 2010 and 31 December 2010, respectively.
5	The preferred stock has been redeemable at the option of HSBC USA Inc., in whole or in part, from 1 July 1999 at par.
6	The preferred stock has been redeemable at the option of HSBC USA Inc., in whole or in part, from 1 October 2007 at par.
7	The preferred stock of each series is redeemable at the option of HSBC USA Inc., in whole or in part, on any dividend payment date at par. This was redeemed in full in 2007.

Back to Contents

All redemptions are subject to the prior ‘non-objection’ of the Financial Services Authority and, where relevant, the local banking regulator.

38	Called up share capital

Authorised

The authorised ordinary share capital of HSBC Holdings at 31 December 2007 and 2006 was US$7,500 million divided into 15,000 million ordinary shares of US$0.50 each.

At 31 December 2007 and 2006, the authorised preference share capital of HSBC Holdings was 10 million non-cumulative preference shares of £0.01 each, 10 million non-cumulative preference shares of US$0.01 each, and 10 million non-cumulative preference shares of €0.01 each.

At 31 December 2007 and 2006, the authorised non-voting deferred share capital of HSBC Holdings was £301,500 divided into 301,500 non-voting deferred shares of £1 each.

Issued
	2007	2006
	US$m	US$m

HSBC Holdings ordinary shares	5,915	5,786

	Number	US$m
HSBC Holdings ordinary shares
At 1 January 2007	11,572,207,735	5,786
Shares issued under HSBC Finance share plans	685,005	–
Shares issued under HSBC employee share plans	32,620,922	17
Shares issued in lieu of dividends	223,538,655	112

At 31 December 2007	11,829,052,317	5,915

At 1 January 2006	11,333,603,942	5,667
Shares issued in connection with the maturity of HSBC Finance 8.875 per cent Adjustable Conversion-Rate Equity Security Units	3,424,742	2
Shares issued under HSBC Finance share plans	643,520	–
Shares issued under HSBC employee share plans	75,956,784	38
Shares issued in lieu of dividends	158,578,747	79

At 31 December 2006	11,572,207,735	5,786

All ordinary shares confer identical rights in respect of capital, dividends, voting and otherwise.
	Number	US$m
HSBC Holdings non-cumulative preference shares of US$0.01 each
At 1 January 2007 and 31 December 2007	1,450,000	–

At 1 January 2006 and 31 December 2006	1,450,000	–

Dividends on HSBC Holdings non-cumulative dollar preference shares are paid quarterly at the sole and absolute discretion of the Board of Directors. The Board of Directors will not declare a dividend on the preference shares if payment of the dividend would cause HSBC Holdings not to meet the applicable capital adequacy requirements of the FSA or the profit of HSBC Holdings available for distribution as dividends is not sufficient to enable HSBC Holdings to pay in full both dividends on the preference shares and dividends on any other shares that are scheduled to be paid on the same date and that have an equal right to dividends. HSBC Holdings may not declare or pay dividends on any class of its shares ranking lower in the right to dividends than the preference shares nor redeem nor purchase in any manner any of its other shares ranking equal with or lower than the preference shares unless it has paid in full, or set aside an amount to provide for payment in full, the dividends on the preference shares for the then-current dividend period. The preference shares carry no rights to conversion into ordinary shares of HSBC Holdings. Holders of the preference shares will only be entitled to attend and vote at general meetings of shareholders of HSBC Holdings if the dividend payable on the preference shares has not been paid in full for four consecutive dividend payment dates. In such circumstances, holders of preference shares will be entitled to vote on all matters put to general meetings until such time as HSBC Holdings has paid a full dividend on the preference shares. HSBC Holdings may redeem the preference shares in whole at any time on or after 16 December 2010, subject to the prior ‘non-objection’ of the FSA.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 38

HSBC Holdings non-voting deferred shares

The 301,500 non-voting deferred shares were in issue throughout 2006 and 2007 and are held by a subsidiary of HSBC Holdings. Holders of the non-voting deferred shares are not entitled to receive dividends on these shares. In addition, on winding-up or other return of capital, holders are entitled to receive the amount paid up on their shares after distribution to ordinary shareholders of £10 million in respect of each ordinary share held by them.

Shares under option

Details of the options outstanding to subscribe for HSBC Holdings ordinary shares under the HSBC Holdings Group Share Option Plan, HSBC Holdings Executive Share Option Scheme, the HSBC Share Plan and HSBC Holdings savings-related share option plans are given in Note 10. In aggregate, options outstanding under these plans were as follows:

	Number of
	HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2007	240,726,775	2008 to 2015	£5.3496 – 9.642
	12,839,412	2008 to 2013	HK$ 103.4401 – 108.4483
	823,472	2008 to 2013	€10.4217 – 11.0062
	6,324,920	2008 to 2013	US$13.3290 – 14.7478

31 December 2006	269,423,027	2007 to 2015	£5.0160 – 9.642
	6,661,998	2007 to 2012	HK$103.4401
	270,473	2007 to 2012	€11.0062
	2,932,100	2007 to 2012	US$13.3290 – 14.1621

31 December 2005	341,281,540	2006 to 2015	£2.1727 – 9.642

HSBC France and subsidiary company plans

Following the acquisition of HSBC France in 2000, outstanding employee share options over HSBC France shares vested. On exercise of the options, the HSBC France shares are exchangeable for HSBC Holdings ordinary shares in the same ratio as for the acquisition of HSBC France (13 HSBC Holdings ordinary shares for each HSBC France share).

During 2007, 280,850 (2006: 445,115) HSBC France shares were issued following the exercise of employee share options and were exchanged for 3,651,050 HSBC Holdings ordinary shares. These shares were delivered from The HSBC Holdings Employee Benefit Trust 2001 (No. 1) (2006: 5,786,495 HSBC Holdings ordinary shares). During 2007, no options over HSBC France shares lapsed (2006: nil). During 2006 and 2007, no HSBC France shares previously issued following the exercise of employee share options were exchanged for HSBC Holdings ordinary shares. At 31 December 2007, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 11,665,278 (2006: 15,316,328) HSBC Holdings ordinary shares which may be exchanged for HSBC France shares arising from the exercise of options.

HSBC France options effectively outstanding over HSBC Holdings ordinary shares under this arrangement were as follows:

	Number of
	HSBC France
	shares exchangeable
	for HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2007	1,007,031	2008 to 2010	€73.50 – 142.50
31 December 2006	1,287,881	2007 to 2010	€37.05 – 142.50
31 December 2005	1,732,996	2006 to 2010	€35.52 – 142.50

HSBC Private Bank France plan

There also exist outstanding options over the shares of HSBC Private Bank France, a subsidiary of HSBC France, which are exchangeable for HSBC Holdings ordinary shares, the details of which are set out in the Directors’ Report on pages 313 and 314 and are summarised below.

Back to Contents

On exercise of options over shares of HSBC Private Bank France, the HSBC Private Bank France shares are exchangeable for HSBC Holdings ordinary shares in the ratio of 1.83 HSBC Holdings shares for each HSBC Private Bank France share. During 2007, 61,880 (2006: 194,804) HSBC Private Bank France shares were issued following the exercise of employee share options and exchanged for 113,234 (2006: 356,472) HSBC Holdings ordinary shares, such shares being delivered from The CCF Employee Benefit Trust 2001 (Private Banking France). During 2007, no options over HSBC Private Bank France shares lapsed (2006: nil). During 2007, 8,819 (2006: 6,000) HSBC Private Bank France shares previously issued following the exercise of employee share options were exchanged for 16,137 (2006: 10,980) HSBC Holdings ordinary shares. At 31 December 2007, no (2006: 8,819) HSBC Private Bank France shares previously issued following the exercise of employees’ share options were exchanged for HSBC Holdings ordinary shares. There were 340,976 HSBC Private Bank France employee share options exchangeable for HSBC Holdings ordinary shares outstanding at 31 December 2007 (2006: 402,856). At 31 December 2007, The CCF Employee Benefit Trust 2001 (Private Banking France) held 955,952 (2006: 1,085,323) HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of options.

HSBC Private Bank France options (including shares issued but not exchanged) effectively outstanding over HSBC Holdings ordinary shares under this arrangement were as follows:

	Number of HSBC
	Private Bank France
	shares exchangeable
	for HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2007	340,976	2008 to 2012	€10.84 – 22.22
31 December 2006	411,675	2007 to 2012	€10.84 – 22.22
31 December 2005	612,479	2006 to 2012	€10.84 – 22.22

Banque Hervet plan

On the acquisition of Banque Hervet in 2001, Banque Hervet shares were held in a Plan d’Epargne Entreprise on behalf of Banque Hervet employees to vest and be released to employees over a 5 year period. It was agreed to exchange these Banque Hervet shares, on vesting, for HSBC Holdings ordinary shares in the ratio of 3.46 HSBC Holdings ordinary shares for each Banque Hervet share. During 2007, no (2006: 163,369) Banque Hervet shares were released in connection with the vesting of interests in the Plan d’Epargne Entreprise and exchanged for any (2006: 565,151) HSBC Holdings ordinary shares, such shares being delivered from The CCF Employee Benefit Trust 2001 (Banque Hervet). At 31 December 2007, The CCF Employee Benefit Trust 2001 (Banque Hervet) held no (2006: nil) HSBC Holdings ordinary shares.

Banque Hervet shares to be exchanged for HSBC Holdings ordinary shares under this arrangement were as follows:

Number of Banque
Hervet shares
exchangeable for
HSBC Holdings
	ordinary shares	Period of vesting

31 December 2007	–	–
31 December 2006	–	–
31 December 2005	169,416	2006

HSBC Finance and subsidiary company plans

Following the acquisition of HSBC Finance in 2003, all outstanding options and equity-based awards over HSBC Finance common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for HSBC Finance (2.675 HSBC Holdings ordinary shares for each HSBC Finance common share) and the exercise prices per share adjusted accordingly. During 2007, options over 5,370,104 (2006: 10,484,937) HSBC Holdings ordinary shares were exercised and 4,602,172 (2006: 9,781,228) HSBC Holdings ordinary shares delivered from The HSBC (Household) Employee Benefit Trust 2003 to satisfy the exercise of these options. During 2007, options over 399,823 (2006: 300,555) HSBC Holdings ordinary shares lapsed. At 31 December 2007, The HSBC (Household) Employee Benefit Trust 2003 held a total of 1,856,417 (2006: 3,226,216) HSBC Holdings ordinary shares and 196,455 (2006: 198,665) ADSs, each of which represents five HSBC Holdings ordinary shares, which may be used to satisfy the exercise of these options and equity-based awards under the HSBC Finance share plans.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 38 and 39

Options and equity-based awards outstanding over HSBC Holdings ordinary shares under the HSBC Finance share plans were as follows:

	Number of
	HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2007	21,728,010	2008 to 2012	nil – US$21.37
31 December 2006	27,497,937	2007 to 2012	nil – US$21.37
31 December 2005	38,107,930	2006 to 2012	nil – US$21.37

Prior to its acquisition by HSBC Holdings, HSBC Finance issued 8.875 per cent Adjustable Conversion-Rate Equity Security Units (‘Units’) which included a contract under which the holder agreed to purchase, for US$25 each, HSBC Finance common shares on 15 February 2006, with an option for early settlement. The Units which remained outstanding following the acquisition of HSBC Finance were converted into contracts to purchase HSBC Holdings ordinary shares. Units exercised at maturity, 15 February 2006, entitled the holder to receive a number of shares based on the market value of HSBC Holdings ordinary shares at the time, which was 2.6041 HSBC Holdings ordinary shares for each Unit. During 2007, no (2006: 3,424,742) HSBC Holdings ordinary shares were issued in connection with the maturity of any (2006: 1,315,140) Units.

The maximum number of Units outstanding over HSBC Holdings ordinary shares were as follows:

Number of Units
exchangeable for
HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2007	–	–	–
31 December 2006	–	–	–
31 December 2005	1,315,140	2006	US$8.00 – US$9.60

Bank of Bermuda plan

Following the acquisition of Bank of Bermuda in 2004, all outstanding employee share options over Bank of Bermuda shares were converted into rights to receive HSBC Holdings ordinary shares based on the consideration of US$40 for each Bank of Bermuda share and the average closing price of HSBC Holdings ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days preceding the closing date of the acquisition. During 2007, options over 377,046 HSBC Holdings ordinary shares were exercised (2006: 529,233) and delivered from the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 to satisfy the exercise of these options. During 2007, options over 11,228 (2006: 126,854) HSBC Holdings ordinary shares lapsed. At 31 December 2007, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 1,889,903 (2006: 2,266,949) HSBC Holdings ordinary shares which may be used to satisfy the exercise of options.

Options outstanding over HSBC Holdings ordinary shares under the Bank of Bermuda share plans were as follows:

	Number of HSBC
	Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2007	2,322,094	2008 to 2013	US$7.04 – 18.35
31 December 2006	2,710,368	2007 to 2013	US$7.04 – 18.35
31 December 2005	3,366,455	2006 to 2013	US$7.04 – 18.35

The maximum obligation at 31 December 2007 to deliver HSBC Holdings ordinary shares under all of the above option arrangements, together with Performance Share and Restricted Share awards under the HSBC Holdings Restricted Share Plan 2000 and The HSBC Share Plan, was 417,044,591 (2006: 435,602,017). The total number of shares at 31 December 2007 held by employee benefit trusts that may be used to satisfy such obligations to deliver HSBC Holdings ordinary shares was 149,423,898 (2006: 133,346,569).

Back to Contents

39	Equity

		2007

						Other reserves

						Available-			Share-			Total
		Called up				for-sale	Cash flow	Foreign	based			share-
		share	Share		Retained	fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
		capital	premium	[1]	earnings [2]	reserve	reserve [3]	reserve	reserve	reserve	[4]	equity	interests [3]	equity
		US$m	US$m		US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

	At 1 January	5,786	7,789		65,397	2,005	(101)	4,307	2,111	21,058		108,352	6,576	114,928
	Shares issued under employee share plans	17	460		–	–	–	–	–	–		477	–	477
	Shares issued in lieu of dividends and amounts arising thereon[1]	112	(115)		4,354	–	–	–	–	–		4,351	–	4,351
	Profit for the year	–	–		19,133	–	–	–	–	–		19,133	1,322	20,455
	Dividends to shareholders	–	–		(10,241)	–	–	–	–	–		(10,241)	(788)	(11,029)
	Own shares adjustment	–	–		(510)	–	–	–	–	–		(510)	–	(510)
	Share of changes recognised directly in equity in the equity of associates or joint ventures	–	–		372	–	–	–	–	–		372	–	372
	Actuarial gains/(losses) on defined benefit plans	–	–		2,234	–	–	–	–	–		2,234	(67)	2,167
	Exchange differences	–	–		5,459	291	(28)	26	–	–		5,748	198	5,946
	Fair value gains taken to equity	–	–		–	526	616	–	–	–		1,142	239	1,381
	Amounts transferred to the income statement[3]	–	–		–	(1,713)	(1,899)	–	–	–		(3,612)	(14)	(3,626)
	Exercise and lapse of share options and vesting of share awards	–	–		758	–	–	–	(751)	–		7	–	7
	Cost of share-based payment arrangements	–	–		–	–	–	–	870	–		870	–	870
	Other movements	–	–		320	1	(6)	–	(262)	–		53	(91)	(38)
	Tax on items taken directly to or transferred from equity	–	–		(720)	31	473	–	–	–		(216)	(10)	(226)
	Transfers	–	–		(5,459)	(291)	28	5,722	–	–		–	–	–
	Net increase in minority interest arising on acquisitions, disposals and capital issuance	–	–		–	–	–	–	–	–		–	(109)	(109)

	At 31 December	5,915	8,134		81,097	850	(917)	10,055	1,968	21,058		128,160	7,256	135,416

1	Share premium includes the deduction of US$3 million in respect of issuance costs incurred during the year.
2	Retained earnings include158,706,463 (US$2,649 million) of own shares held within HSBC’s insurance business, retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets.
3	Amounts transferred to the income statement in respect of cash flow hedges include US$57 million taken to ‘Net interest income’ and US$1,829 million taken to ‘Net trading income’.
4	Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value difference of US$8,290 million in respect of HSBC France and US$12,768 million in respect of HSBC Finance Corporation is a merger reserve.

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

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 39

	2006

					Other reserves

					Available-			Share-			Total
	Called up				for-sale	Cash flow	Foreign	based			share-
	share	Share		Retained	fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
	capital	premium	[1]	earnings [2]	reserve	reserve [3]	reserve	reserve	reserve	[4]	equity	interests [3]	equity
	US$m	US$m		US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m
At 1 January	5,667	6,896		56,223	1,104	233	(284)	1,535	21,058		92,432	5,794	98,226
Shares issued under employee share plans	40	975		–	–	–	–	–	–		1,015	–	1,015
Shares issued in lieu of dividends and amounts arising thereon[1]	79	(82)		2,528	–	–	–	–	–		2,525	–	2,525
Profit for the year	–	–		15,789	–	–	–	–	–		15,789	1,082	16,871
Dividends to shareholders	–	–		(8,769)	–	–	–	–	–		(8,769)	(785)	(9,554)
Own shares adjustment	–	–		(529)	–	–	–	–	–		(529)	–	(529)
Share of changes recognised directly in equity in the equity of associates or joint ventures	–	–		20	–	–	–	–	–		20	–	20
Actuarial gains/(losses) on defined benefit plans	–	–		(92)	–	–	–	–	–		(92)	14	(78)
Exchange differences	–	–		4,446	89	(8)	26	38	–		4,591	84	4,675
Fair value gains taken to equity	–	–		–	1,514	1,560	–	–	–		3,074	62	3,136
Amounts transferred to the income statement[3]	–	–		–	(601)	(2,219)	–	–	–		(2,820)	(22)	(2,842)
Exercise and lapse of share options and vesting of share awards	–	–		684	–	–	–	(623)	–		61	–	61
Cost of share-based payment arrangements	–	–		–	–	–	–	854	–		854	–	854
Other movements	–	–		(102)	(9)	2	–	345	–		236	(103)	133
Tax on items taken directly to or transferred from equity	–	–		(355)	(3)	323	–	–	–		(35)	(9)	(44)
Transfers	–	–		(4,446)	(89)	8	4,565	(38)	–		–	–	–
Net increase in minority interest arising on acquisitions, disposals and capital issuance	–	–		–	–	–	–	–	–		–	459	459

At 31 December	5,786	7,789		65,397	2,005	(101)	4,307	2,111	21,058		108,352	6,576	114,928

1	Share premium includes the deduction of US$3 million in respect of issuance costs incurred during the year.
2	Retained earnings include 148,323,102 (US$2,305 million) of own shares held within HSBC’s insurance business, retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets. 2006 numbers have been restated to conform with the current year’s presentation.
3	Amounts transferred to the income statement in respect of cash flow hedges include US$479 million taken to ‘Net interest income’ and US$1,719 million taken to ‘Net trading income’.
4	Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value difference of US$8,290 million in respect of HSBC France and US$12,768 million in respect of HSBC Finance Corporation is a merger reserve.

Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million has been charged against retained earnings.

Back to Contents

	2005

					Other reserves

					Available-			Share-			Total
	Called up				for-sale	Cash flow	Foreign	based			share-
	share	Share		Retained	fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
	capital	premium	[2]	earnings [3]	reserve	reserve [4]	reserve	reserve	reserve	[5]	equity	interests	equity
	US$m	US$m		US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

At 1 January	5,587	4,881		49,432	–	–	3,215	1,349	21,058		85,522	13,675	99,197
IFRSs transition adjustment at 1 January 2005[1]	–	–		(1,762)	1,919	410	686	–	–		1,253	(10,077)	(8,824)
Shares issued under employee share plans	28	662		–	–	–	–	–	–		690	–	690
Shares issued in lieu of dividends and amounts arising thereon	52	(52)		1,811	–	–	–	–	–		1,811	–	1,811
New share capital subscribed, net of costs[2]	–	1,405		–	–	–	–	–	–		1,405	–	1,405
Profit for the year	–	–		15,081	–	–	–	–	–		15,081	792	15,873
Dividends to shareholders	–	–		(7,750)	–	–	–	–	–		(7,750)	(689)	(8,439)
Own shares adjustment	–	–		(558)	–	–	–	127	–		(431)	–	(431)
Share of changes recognised directly in equity in the equity of associates or joint ventures	–	–		161	–	–	–	–	–		161	–	161
Actuarial gains/(losses) on defined benefit plans	–	–		(820)	–	–	–	–	–		(820)	8	(812)
Exchange differences	–	–		(3,449)	(141)	(41)	(568)	14	–		(4,185)	(72)	(4,257)
Fair value losses taken to equity	–	–		–	(351)	(63)	–	–	–		(414)	(78)	(492)
Amounts transferred to the income statement[4]	–	–		–	(226)	(106)	–	–	–		(332)	(14)	(346)
Exercise and lapse of share options and vesting of share awards	–	–		303	–	–	–	(481)	–		(178)	–	(178)
Cost of share-based payment arrangements	–	–		–	–	–	–	540	–		540	–	540
Other movements	–	–		58	(400)	–	–	–	–		(342)	–	(342)
Tax on items taken directly to or transferred from equity	–	–		267	162	(8)	–	–	–		421	16	437
Transfers	–	–		3,449	141	41	(3,617)	(14)	–		–	–	–
Net increase in minority interest arising on acquisitions, disposals and capital issuance	–	–		–	–	–	–	–	–		–	2,233	2,233

At 31 December	5,667	6,896		56,223	1,104	233	(284)	1,535	21,058		92,432	5,794	98,226

1	For an explanation of the IFRSs transition adjustment at 1 January 2005, see Note 46 on the Financial Statements in the Annual Report and Accounts 2005.
2	Share premium includes the deduction of US$40 million in respect of issuance costs incurred during the year.
3	Retained earnings include 144,041,122 (US$2,579 million) of own shares held within HSBC’s insurance business, retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets. 2005 numbers have been restated to conform with the current year’s presentation.
4	Amounts transferred to the income statement in respect of cash flow hedges include US$101 million taken to ‘Net interest income’ and US$5 million taken to ‘Net trading income’.
5	Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value difference of US$8,290 million in respect of HSBC France and US$12,768 million in respect of HSBC Finance Corporation is a merger reserve.
Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million has been charged against retained earnings.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 40 and 41

40	Notes on the cash flow statement

Non-cash items included in profit before tax

	HSBC			HSBC Holdings

	2007	2006	2005	2007	2006
	US$m	US$m	US$m	US$m	US$m

Depreciation, amortisation and impairment	2,522	2,528	2,213	(25)	–
Gains arising from dilution of interests in associates	(1,092)	–	–	–	–
Revaluations on investment property	(152)	(164)	(201)	–	–
Share-based payment expense	870	854	540	29	58
Loan impairment losses gross of recoveries	18,182	11,331	8,295	–	–
Provisions for liabilities and charges	989	498	327	–	–
Impairment of financial investments	65	21	–	–	–
Charge for defined benefit plans	727	664	676	–	–
Accretion of discounts and amortisation of premiums	(449)	(776)	(446)	6	–

	21,662	14,956	11,404	10	58

Change in operating assets
	HSBC			HSBC Holdings

	2007	2006	2005	2007	2006
	US$m	US$m	US$m	US$m	US$m

Change in loans to HSBC undertakings	–	–	–	(2,786)	(1,060)
Change in prepayments and accrued income	(5,069)	(2,478)	7,121	(183)	(22)
Change in net trading securities and net derivatives	(4,972)	(13,620)	4,940	(1,094)	(740)
Change in loans and advances to banks	(8,922)	(11,505)	307	–	–
Change in loans and advances to customers	(131,886)	(132,987)	(80,150)	–	–
Change in financial assets designated at fair value	(13,360)	(4,883)	(15,048)	–	–
Change in other assets	(12,329)	(9,844)	(8,923)	4	(5)

	(176,538)	(175,317)	(91,753)	(4,059)	(1,827)

Change in operating liabilities
	HSBC			HSBC Holdings

	2007	2006	2005	2007	2006
	US$m	US$m	US$m	US$m	US$m

Change in accruals and deferred income	5,119	3,549	(3,810)	39	16
Change in deposits by banks	32,594	28,378	(14,328)	–	–
Change in customer accounts	199,806	149,849	46,394	–	–
Change in debt securities in issue	(12,489)	42,253	(19,047)	–	–
Change in financial liabilities designated at fair value	12,304	8,382	61,837	148	700
Change in other liabilities	12,761	4,967	1,166	(8)	340

	250,095	237,378	72,212	179	1,056

Cash and cash equivalents
	HSBC			HSBC Holdings

	2007	2006	2005	2007	2006
	US$m	US$m	US$m	US$m	US$m

Cash at bank with HSBC undertakings	–	–	–	360	729
Cash and balances at central banks	21,765	12,732	13,712	–	–
Items in the course of collection from other banks	9,777	14,144	11,300	–	–
Loans and advances to banks of one month or less	232,320	162,998	100,527	–	–
Treasury bills, other bills and certificates of deposit less than three months	41,819	38,237	22,790	–	–
Less: items in the course of transmission to other banks	(8,672)	(12,625)	(7,022)	–	–

Total cash and cash equivalents	297,009	215,486	141,307	360	729

Back to Contents

Interest and dividends
	HSBC			HSBC Holdings

	2007	2006	2005	2007	2006
	US$m	US$m	US$m	US$m	US$m

Interest paid	(63,626)	(47,794)	(33,974)	(2,397)	(1,870)
Interest received	103,393	85,143	65,799	1,627	1,287
Dividends received	1,833	1,525	808	9,187	7,433

41	Contingent liabilities, contractual commitments and guarantees

	HSBC		HSBC Holdings

	2007	2006	2007	2006
	US$m	US$m	US$m	US$m
Contingent liabilities and guarantees
Guarantees and irrevocable letters of credit pledged as collateral security	77,885	77,410	38,457	17,605
Other contingent liabilities	334	330	–	–

	78,219	77,740	38,457	17,605

Commitments
Documentary credits and short-term trade-related transactions	13,510	9,659	–	–
Forward asset purchases and forward forward deposits placed	490	2,077	–	–
Undrawn note issuing and revolving underwriting facilities	109	213	–	–
Undrawn formal standby facilities, credit lines and other commitments to lend:
– 1 year and under[1]	616,167	584,167	2,913	2,920
– over 1 year[1]	134,181	118,514	725	1,047

	764,457	714,630	3,638	3,967

1	Based on original maturity.

The above table discloses the nominal principal amounts of contingent liabilities, commitments and guarantees. They are mainly credit-related instruments which include both financial and non-financial guarantees and commitments to extend credit. Nominal principal amounts represent the amounts at risk should contracts be fully drawn upon and clients default. The amount of the loan commitments shown above reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the nominal principal amounts is not representative of future liquidity requirements.

Guarantees

HSBC provides guarantees and similar undertakings on behalf of both third party customers and other entities within the HSBC Group. These guarantees are generally provided in the normal course of HSBC’s banking business. The principal types of guarantees provided, and the maximum potential amount of future payments which HSBC could be required to make at 31 December 2007, were as follows:

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 41 and 42

	At 31 December 2007		At 31 December 2006

		Guarantees		Guarantees
		by HSBC		by HSBC
		Holdings		Holdings
	Guarantees in	in favour of	Guarantees	in favour of
	favour of	other HSBC	in favour of	other HSBC
	third parties	Group entities	third parties	Group entities
	US$m	US$m	US$m	US$m
Guarantee type
Financial guarantee contracts[1]	25,086	38,457	22,746	17,605
Standby letters of credit which are financial guarantee contracts[2]	8,357	–	4,535	–
Other direct credit substitutes[3]	4,938	–	5,514	–
Performance bonds[4]	12,969	–	8,070	–
Bid bonds[4]	1,119	–	592	–
Standby letters of credit related to particular transactions[4]	8,235	–	7,301	–
Other transaction-related guarantees[4]	16,940	–	28,627	–
Other items	241	–	25	–

	77,885	38,457	77,410	17,605

1	Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss incurred because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. The amounts in the above table are nominal principal amounts.
2	Standby letters of credit which are financial guarantee contracts are irrevocable obligations on the part of HSBC to pay third parties when customers fail to make payments when due.
3	Other direct credit substitutes include re-insurance letters of credit and trade-related letters of credit issued without provision for the issuing entity to retain title to the underlying shipment.
4	Performance bonds, bid bonds, standby letters of credit and other transaction-related guarantees are undertakings by which the obligation on HSBC to make payment depends on the outcome of a future event.

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

Commitments

At 31 December 2007, HSBC had US$942 million (2006: US$1,259 million) of capital commitments contracted but not provided for and US$194 million (2006: US$289 million) of capital commitments authorised but not contracted for.

In addition, the following agreements have been entered into to acquire businesses that are expected to be effected after the date these financial statements are authorised for issue, subject to regulatory approval.

Agreement to acquire Korea Exchange Bank

In September 2007, HSBC agreed to acquire 51.02 per cent of the issued share capital of Korea Exchange Bank (‘KEB’) from LSF-KEB Holdings SCA, a holding company owned by Lone Star Fund IV (US) LP and Lone Star Fund IV (Bermuda) LP (collectively ‘Lone Star’). The consideration is KRW3,400 billion plus US$2,833 million, amounting in total to the equivalent of approximately US$6,450 million, payable in cash.

Under a shareholders’ agreement with Lone Star, The Export-Import Bank of Korea (‘KEXIM’) is entitled to require HSBC to purchase, on substantially the same terms, part or all of its shareholding in KEB (KEXIM’s entire shareholding represents a further 6.25 per cent of the issued share capital of KEB).

The acquisition is subject to a number of conditions including the receipt of applicable governmental and regulatory approvals, particularly in South Korea from the Financial Supervisory Commission and the Fair Trade Commission.

The acquisition agreement is conditional on completion taking place on or before 30 April 2008.

Following completion, KEB will be accounted for as a subsidiary in HSBC’s consolidated financial statements.

Back to Contents

Acquisition of The Chinese Bank Co., Ltd.

In December 2007, HSBC was named the successful bidder in a government auction to acquire the business of The Chinese Bank Co., Ltd. (‘The Chinese Bank’) in Taiwan.

The agreement relating to this acquisition will result in HSBC assuming The Chinese Bank’s assets, liabilities and operations with a payment by the Taiwan Government’s Central Deposit Insurance Corporation to deliver an agreed net asset position. In addition, HSBC will provide certain additional capital of between US$300 million to US$400 million to ensure that its enlarged operations maintain appropriate financial ratios.

The transaction is subject to obtaining the necessary regulatory approvals.

Associates

HSBC’s share of associates’ contingent liabilities amounted to US$18,437 million at 31 December 2007 (2006: US$13,824 million). No matters arose where HSBC was severally liable.

42	Lease commitments

Finance lease commitments

HSBC leases land and buildings (including branches) and equipment from third parties under finance lease arrangements to support its operations.

		2007	2006
		US$m	US$m
Total future minimum payments:
–	no later than one year	39	60
–	later than one year and no later than five years	128	145
–	later than five years	835	707

		1,002	912
Less: future interest charges		(299)	(205)

Present value of finance lease commitments		703	707

At 31 December 2007, future minimum sublease payments of US$465 million (2006: US$163 million) are expected to be received under non-cancellable subleases at the balance sheet date.

Operating lease commitments

At 31 December 2007, HSBC was obligated under a number of non-cancellable operating leases for properties, plant and equipment on which the future minimum lease payments extend over a number of years.
		2007		2006

		Land and		Land and
		buildings	Equipment	buildings	Equipment
		US$m	US$m	US$m	US$m
Future minimum lease payments under non-cancellable operating leases:
–	no later than one year	788	11	789	10
–	later than one year and no later than five years	2,010	14	2,290	21
–	later than five years	1,736	–	1,198	–

		4,534	25	4,277	31

In 2007, US$849 million (2006: US$781 million; 2005: US$704 million) was charged to ‘General and administrative expenses’ in respect of lease and sublease agreements, of which US$838 million (2006: US$762 million; 2005: US$683 million) related to minimum lease payments, US$8 million (2006: US$19 million; 2005: US$21 million) to contingent rents, and US$3 million (2006: nil; 2005: nil) to sublease payments.

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

		2007			2006

		Total future	Unearned		Total future	Unearned
		minimum	finance	Present	minimum	interest	Present
		payments	income	value	payments	income	value
		US$m	US$m	US$m	US$m	US$m	US$m
Lease receivables:
–	no later than one year	2,958	(528)	2,430	2,305	(460)	1,845
–	later than one year and
	no later than five years	8,741	(1,500)	7,241	7,207	(1,400)	5,807
–	later than five years	9,194	(2,789)	6,405	9,206	(2,944)	6,262

		20,893	(4,817)	16,076	18,718	(4,804)	13,914

At 31 December 2007, unguaranteed residual values of US$224 million (2006: US$212 million) had been accrued, and the accumulated allowance for uncollectible minimum lease payments receivable amounted to US$23 million (2006: US$28 million).

During the year, a total of US$44 million (2006: US$59 million) was received as contingent rents and recognised in the income statement.

Operating lease receivables

HSBC leases a variety of different assets to third parties under operating lease arrangements, including transport assets (such as rolling stock), property and general plant and machinery.

		2007		2006

		Land and		Land and
		buildings	Equipment	buildings	Equipment
		US$m	US$m	US$m	US$m
Future minimum lease payments under non-cancellable operating leases:
–	no later than one year	50	838	47	808
–	later than one year and no later than five years	14	1,363	17	1,561
–	later than five years	10	400	12	573

		74	2,601	76	2,942

43	Litigation

HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US, arising out of its normal business operations. HSBC considers that none of the actions is material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of such litigation. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practicable to do so, except as set out below.

On 27 July 2007, the UK Office of Fair Trading (‘OFT’) issued High Court legal proceedings against a number of UK financial institutions, including HSBC Bank plc, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to unauthorised overdrafts (the ‘charges’). Certain preliminary issues in these proceedings were heard in a trial in the Commercial Division of the High Court on 17 January 2008. This trial concluded on 8 February 2008 and judgment, on the preliminary issues tested, is awaited.

The proceedings remain at a very early stage and may, if appeals on the preliminary issues (or, subsequently, on substantive issues) are pursued, take a number of years to conclude. A wide range of outcomes is possible, depending, initially, upon whether the Court finds that some, all, or none of the charges should be tested for fairness and/or tested as common law penalties and, if it does find that some or all of the charges should be so tested, upon the Court’s subsequent assessment of each charge across the period under review. Since July 2001, there have been a variety of charges applied by HSBC Bank plc across different charging periods under the then current contractual arrangements. HSBC Bank plc considers the charges to be and to have been valid and enforceable, and intends strongly to defend its position.

Back to Contents

If, contrary to HSBC Bank plc’s current assessment, the Court should ultimately (after appeals) reach a decision adverse to HSBC Bank plc that results in liability for it, a large number of different outcomes is possible, each of which would have a different financial impact. Based on the facts currently available to it, and a number of assumptions, HSBC Bank plc estimates that the financial impact could be approximately US$600 million. To make an estimate of the potential financial impact at this stage with any precision is extremely difficult, owing to (among other things) the complexity of the issues, the number of permutations of possible outcomes, and the early stage of the proceedings. In addition, the assumptions made by HSBC Bank plc may prove to be incorrect.

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

Compensation of Directors and other Key Management Personnel

	HSBC

	2007	2006
	US$m	US$m

Short-term employee benefits	62	76
Post-employment benefits	4	3
Termination benefits	9	–
Share-based payments	40	61

	115	140

Transactions, arrangements and agreements involving Directors and others

Particulars of transactions, arrangements and agreements entered into by subsidiaries of HSBC Holdings with Directors and connected persons and companies controlled by them and with officers of HSBC Holdings, disclosed pursuant to section 232 of the Companies Act 1985, were as follows:

	2007		2006

	Number of	Balance at	Number of	Balance at
	persons	31 December	persons	31 December
		US$000		US$000

Directors and connected persons and companies controlled by them	94		85
Loans		534,227		407,176
Credit cards		300		317
Guarantees		27,044		21,751
Officers[1]	12		12
Loans		19,041		16,706
Credit cards		206		687
Guarantees		25		23

1	Officers comprised 10 Group Managing Directors, the Group Chief Accounting Officer and the Group Company Secretary in 2007 and 2006.

Further information on related party transactions, disclosed pursuant to the requirements of IAS 24, is shown below. The disclosure of the year-end balance and the highest amounts outstanding during the year in the table below is considered to be the most meaningful information to represent the amount of the transactions and the amount of outstanding balances during the year.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 44

	2007		2006

		Highest		Highest
		amounts		amounts
	Balance at	outstanding	Balance at	outstanding
	31 December	during year	31 December	during year
	US$000	US$000	US$000	US$000
Key Management Personnel
Loans	325,648	804,845	423,594	582,606
Credit cards	323	1,077	976	1,637
Guarantees	27,044	30,317	21,774	24,952

Key Management Personnel of HSBC Holdings for the purposes of IAS 24 comprise all of the Directors of HSBC Holdings, Group Managing Directors, and close members of their families and companies they control, jointly control, or significantly influence, or for which significant voting power is held.

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

Shareholdings and options of Directors and other Key Management Personnel

	At 31 December

	2007	2006
	(000’s)	(000’s)

Number of options over HSBC Holdings ordinary shares made under employee share plans held by Directors and other Key Management Personnel	36	4,563
Number of HSBC Holdings ordinary shares held beneficially and non-beneficially by Directors and other Key Management Personnel	12,358	20,904
Number of HSBC Holdings preference shares held beneficially and non-beneficially by Directors and other Key Management Personnel	8	8

	12,402	25,475

Transactions with other related parties of HSBC

Associates and joint ventures

The Group provides certain banking and financial services to associates and joint ventures. Details of the interests in associates and joint ventures are given in Note 21. Transactions and balances during the year with associates and joint ventures were as follows:

	2007				2006

	Highest				Highest
	balance during		Balance at		balance during		Balance at
	the year	[1]	31 December	[1]	the year	[1]	31 December	[1]
	US$m		US$m		US$m		US$m
Amounts due from joint ventures:
– unsubordinated	632		603		746		80
Amounts due from associates:
– subordinated	15		15		52		15
– unsubordinated	7,310		823		586		376

	7,957		1,441		1,384		471

Amounts due to joint ventures	71		27		1,490		58
Amounts due to associates	5,243		327		892		506

	5,314		354		2,382		564

1	The disclosure of the year-end balance and the highest balance during the year is considered the most meaningful information to represent transactions during the year.

Back to Contents

The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third party counterparties.

Pension funds

At 31 December 2007, US$4.1 billion (2006: US$15.1 billion) of HSBC pension fund assets were under management by HSBC companies. Fees of US$42 million (2006: US$49 million) were earned by HSBC companies for these management services. HSBC’s pension funds had placed deposits of US$506 million (2006: US$348 million) with its banking subsidiaries, on which interest payable to the schemes amounted to US$40 million (2006: US$15 million). The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third party counterparties.

HSBC Bank (UK) Pension Scheme entered into swap transactions with HSBC to manage the inflation and interest rate sensitivity of the liabilities. At 31 December 2007, the gross notional value of the swaps was US$21.2 billion (2006: US$14.5 billion), the swaps had a positive fair value of US$248 million (2006: negative fair value of US$273 million) to the scheme and HSBC had delivered collateral of US$759 million (2006: US$265 million) to the scheme in respect of these swaps. All swaps were executed at prevailing market rates and within standard market bid offer spreads.

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

HSBC International Staff Retirements Benefits Scheme entered into swap transactions with HSBC to manage the inflation and interest rate sensitivity of the liabilities and selected assets. At 31 December 2007, the gross notional value of the swaps was US$1.7 billion (2006: US$1.2 billion), and the swaps had a net positive fair value of US$63 million to the scheme (2006: US$14 million).

HSBC Holdings

Details of HSBC Holdings’ principal subsidiaries are shown in Note 24. Transactions and balances during the year with subsidiaries were as follows:

	2007				2006

	Highest				Highest
	balance during		Balance at		balance during		Balance at
	the year	[1]	31 December	[1]	the year	[1]	31 December	[1]
Subsidiaries	US$m		US$m		US$m		US$m
Assets
Cash at bank	729		360		784		729
Derivatives	2,660		2,660		1,599		1,599
Loans and advances	17,242		17,242		14,935		14,456
Financial investments	3,389		2,676		3,426		3,316
Investments in subsidiaries[2]	69,411		69,411		63,265		63,265

Total related party assets	93,431		92,349		84,009		83,365

Liabilities
Amounts owed to HSBC undertakings	3,191		2,969		4,279		3,100
Derivatives	290		44		385		177
Subordinated liabilities:
– cost	4,109		4,109		3,991		3,991
– fair value	4,231		4,187		4,231		4,231

Total related party liabilities	11,821		11,309		12,886		11,499

Guarantees	38,457		38,457		36,877		17,605

1	The disclosure of the year-end balance and the highest balance during the year is considered the most meaningful information to represent transactions during the year.
2	On 1 January 2007, HSBC Holdings adopted IFRIC 11. Comparative information has been restated accordingly. See Note 1a.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 45 and 46 / Shareholder information

The above outstanding balances arose in the ordinary course of business and are on substantially the same terms, including interest rates and security, as for comparable transactions with third party counterparties, with the exception of US$654 million (2006: US$640 million) in respect of loans from HSBC subsidiaries to HSBC Holdings made at an agreed zero per cent interest rate.

Some employees of HSBC Holdings are members of the HSBC Bank (UK) Pension Scheme, which is sponsored by a separate Group company. HSBC Holdings incurs a charge for these employees equal to the contributions paid into the scheme on their behalf. Disclosure in relation to the scheme is made in Note 8 to the accounts.

45	Events after the balance sheet date

On 29 February 2008, HSBC France, a wholly owned subsidiary of HSBC, received a firm cash offer from Banque Fédérale des Banques Populaires of €2.1 billion (US$3.1 billion) for its seven French regional banking subsidiaries. On the basis of this offer, HSBC France has entered into exclusive discussions with Banque Fédérale des Banques Populaires. HSBC France will now commence consultations with representatives of the relevant employee representative bodies before making any final decision. Any transaction will be subject to regulatory approvals in France. At 31 December 2007, the aggregate total assets attributable to the seven French regional banking subsidiaries were €8.4 billion (US$12.3 billion), and they generated net profits after tax of €100 million (US$137 million) for the year ended 31 December 2007.

A fourth interim dividend for 2007 of US$0.39 per ordinary share (US$4,628 million) (2006: US$0.36 per ordinary share, US$4,171 million) was declared by the Directors after 31 December 2007.

These accounts were approved by the Board of Directors on 3 March 2008 and authorised for issue.

46	UK and Hong Kong accounting requirements

The financial statements have been prepared in accordance with IFRSs. There would be no significant differences had they been prepared in accordance with Hong Kong Financial Reporting Standards.

47	Non-statutory information

The information set out in these accounts does not constitute the company’s statutory accounts for the years ended 31 December 2007 or 2006. Those accounts have been reported on by the company’s auditors: their reports were unqualified and did not contain a statement made under section 237(2) or (3) of the Companies Act 1985. The accounts for 2006 have been delivered to the Registrar of Companies and those for 2007 will be delivered in due course.

Back to Contents

H S B C H O L D I N G S P L C

Shareholder Information

Enforceability of judgements / Exchange controls / Dividends

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

Fourth interim dividend for 2007

The Directors have declared a fourth interim dividend for 2007 of US$0.39 per ordinary share. Information on the scrip dividend scheme and currencies in which shareholders may elect to have the cash dividend paid will be sent to shareholders on or about 3 April 2008. The timetable for the dividend is:
2008

Shares quoted ex-dividend in London, Hong Kong and Bermuda	19 March
ADSs quoted ex-dividend in New York	20 March
Record date and closure of Hong Kong and Bermuda Overseas Branch Registers of shareholders for one day	25 March
Shares quoted ex-dividend in Paris	26 March
Mailing of Annual Report and Accounts 2007 and/or Annual Review 2007, Notice of Annual General Meeting and dividend documentation	3 April
Final date for receipt by registrars of forms of election, Investor Centre electronic instructions and revocations of standing instructions for scrip dividends	24 April
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars	28 April
Payment date: dividend warrants, new share certificates or transaction advices and notional tax vouchers mailed and shares credited to stock accounts in CREST	7 May

Back to Contents

H S B C H O L D I N G S P L C

Shareholder Information (continued)

Dividends / Nature of trading market

Interim dividends for 2008

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2008 will be US$0.18 per ordinary share. The proposed timetables for the dividends in respect of 2008 are:

Interim dividends for 2008

	First	Second	Third	Fourth

Announcement	6 May 2008	4 August 2008	3 November 2008	2 March 2009
ADSs quoted ex-dividend in New York	21 May 2008	20 August 2008	19 November 2008	18 March 2009
Shares quoted ex-dividend in London, Hong Kong and Bermuda	21 May 2008	20 August 2008	19 November 2008	18 March 2009
Record date and closure of Hong Kong Overseas Branch Register of shareholders for one day	23 May 2008	22 August 2008	21 November 2008	20 March 2009
Shares quoted ex-dividend in Paris	26 May 2008	25 August 2008	24 November 2008	23 March 2009
Payment date	9 July 2008	8 October 2008	14 January 2009	6 May 2009

Dividends on the ordinary shares of HSBC Holdings

HSBC Holdings has paid dividends on its ordinary shares every year without interruption since it became the HSBC Group holding company by a scheme of arrangement in 1991. The dividends declared, per ordinary share, for each of the last five years were:

		First	Second	Third	Fourth
		interim	interim	interim	interim	[1]	Total	[2]

2007	US$	0.170	0.170	0.170	0.390		0.900
		£0.085	0.084	0.086	0.194		0.449
	HK$	1.328	1.322	1.325	3.041		7.016

2006	US$	0.150	0.150	0.150	0.360		0.810
		£0.082	0.079	0.078	0.183		0.422
	HK$	1.164	1.167	1.168	2.799		6.298

2005	US$	0.140	0.140	0.140	0.310		0.730
		£0.077	0.079	0.079	0.169		0.404
	HK$	1.088	1.086	1.085	2.403		5.662

2004	US$	0.130	0.130	0.130	0.270		0.660
		£0.071	0.072	0.069	0.141		0.353
	HK$	1.013	1.014	1.013	2.104		5.144

2003	US$	0.240	0.120	0.240	–		0.600
		£0.146	0.065	0.135	–		0.346
	HK$	1.860	0.931	1.871	–		4.662

1	The fourth interim dividend for 2007 of US$0.39 per share has been translated into pounds sterling and Hong Kong dollars at the closing rate on 31 December 2007. The dividend will be paid on 7 May 2008.
2	The above dividends declared are accounted for as disclosed in Note 12 on the Financial Statements.

Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or, subject to the Board’s determination, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

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

As at 31 December 2007, there were a total of 210,931 holders of record of HSBC Holdings ordinary shares.

As at 31 December 2007, a total of 13,145,585 of the HSBC Holdings ordinary shares were registered in the HSBC Holdings share register in the name of 12,018 holders of record with addresses in the US. These shares represented 0.1111 per cent of the total HSBC Holdings ordinary shares in issue.

Back to Contents

As at 31 December 2007, there were 10,490 holders of record of ADSs holding approximately 123 million ADSs, representing approximately 614 million HSBC Holdings ordinary shares. 10,284 of these holders had addresses in the US, holding approximately 122.7 million ADSs, representing 613.6 million HSBC Holdings ordinary shares. As at 31 December 2007, approximately 5.2 per cent of the HSBC Holdings ordinary shares were represented by ADSs held by holders of record with addresses in the US.

The following table shows, for the years, calendar quarters and months indicated, the highest and lowest prices for the HSBC Holdings ordinary shares and ADSs. These are based on mid-market prices at close of business on the London Stock Exchange, HKSE, Euronext Paris, NYSE and the Bermuda Stock Exchange.

Past share price performance should not be regarded as a guide to future performance.

High and low mid-market closing prices

	London		Hong Kong		New York		Paris		Bermuda[2]
	US$0.50 shares		US$0.50 shares		ADSs[1]		US$0.50 shares		US$0.50 shares

	High	Low	High	Low	High	Low	High	Low	High	Low
	pence	pence	HK$	HK$	US$	US$	euro	euro	US$	US$

2007	964	803	152.8	129.6	99.5	82.5	14.4	11.2	19.6	16.5
2006	1028	914	151.2	124.5	98.4	80.5	15.4	13.3	19.6	16.4
2005	950	825	133.5	120.1	85.8	77.5	13.9	12.0	17.1	15.7
2004	954	784	136.5	109.5	87.8	70.0	13.6	11.8	17.3	14.5
2003	914	631	122.5	80.3	78.8	51.1	13.4	9.3	–	–

2007
4th Quarter	964	803	152.8	129.6	99.5	82.5	13.9	11.2	19.6	16.5
3rd Quarter	917	861	145.8	135.8	93.8	87.2	13.7	12.8	18.8	17.1
2nd Quarter	955	886	147.1	136.3	95.2	88.0	14.0	13.2	18.7	17.7
1st Quarter	953	880	145.4	133.0	93.1	85.8	14.4	12.8	18.8	17.2

2006
4th Quarter	1028	916	151.2	140.3	98.4	90.2	15.4	13.6	19.6	18.1
3rd Quarter	975	942	142.2	134.8	91.8	86.6	14.5	13.7	18.4	17.3
2nd Quarter	985	914	142.2	130.6	92.1	84.2	14.4	13.3	18.1	16.7
1st Quarter	995	924	134.0	124.5	86.6	80.5	14.6	13.4	17.4	16.4

2008
January	850	676	131.9	104.0	83.8	70.4	11.5	9.1	17.0	14.1

2007
December	858	806	136.7	130.8	87.5	82.7	11.9	11.2	17.3	16.5
November	925	803	152.0	129.6	95.5	82.5	13.3	11.2	19.3	16.5
October	964	905	152.8	142.2	99.5	92.6	13.9	13.0	19.6	18.3
September	914	870	143.4	137.7	93.0	88.8	13.4	12.8	18.4	17.6
August	917	861	144.7	135.8	93.3	87.2	13.6	12.9	18.4	17.1
July	916	870	145.8	141.1	93.8	89.0	13.7	13.1	18.8	18.2

1	In New York each ADS represents 5 underlying ordinary shares.
2	HSBC shares were not listed on the Bermuda Stock Exchange prior to 18 February 2004.

Stock symbols

HSBC Holdings ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC

Back to Contents

H S B C H O L D I N G S P L C

Shareholder Information (continued)

Profile / Memorandum and Articles / Interim results / AGM / Enquiries and communications

Shareholder profile

At 31 December 2007 the register of members recorded the following details:
	Number of	Total
Ordinary shares held	shareholders	shares held

1-100	32,395	1,034,423
101-400	35,392	9,004,801
401-500	9,839	4,456,230
501-1,000	32,830	24,675,887
1,001-5,000	67,037	154,854,553
5,001-10,000	15,520	109,692,980
10,001-20,000	8,591	119,360,643
20,001-50,000	5,185	159,148,214
50,001-200,000	2,578	239,796,284
200,001-500,000	654	206,507,616
500,001 and above	910	10,800,520,686

Total	210,931	11,829,052,317

Memorandum and Articles of Association

The discussion under the caption ‘Memorandum and Articles of Association’ contained in HSBC Holdings’ Annual Reports on Form 20-F for the years ended 31 December 2000 and 2001 is incorporated by reference herein.

Interim results

The interim results for the six months to 30 June 2008 will be announced on 4 August 2008.

Annual General Meeting

The 2008 Annual General Meeting will be held at the Barbican Hall, Barbican Centre, London EC2 on 30 May 2008 at 11 am.

All resolutions considered at the 2007 Annual General Meeting were passed on a poll as follows:

		Total votes

Resolution		For	[1]	Against	Vote withheld	[2]
1	To receive the Report and Accounts for 2006	3,864,479,235		8,919,383	9,697,178
2	To approve the Directors’ Remuneration Report for 2006	3,689,326,342		97,555,034	96,172,523
3	To re-elect the following as Directors:
	(a) The Lord Butler	3,821,854,383		54,773,594	6,390,274
	(b) The Baroness Dunn	3,811,429,682		65,186,829	6,411,316
	(c) R A Fairhead	3,868,782,235		9,708,695	4,535,972
	(d) W K L Fung	3,816,457,837		59,990,498	6,580,256
	(e) Sir Brian Moffat	3,816,081,722		60,292,153	6,650,750
	(f) G Morgan	3,834,697,821		42,204,988	6,079,276
4	To reappoint the Auditor at remuneration to be determined by the Group Audit Committee	3,839,835,491		10,313,830	32,872,395
5	To authorise the Directors to allot shares	3,849,690,002		26,121,717	7,134,352
6	To disapply pre-emption rights (Special Resolution)	3,846,012,397		26,934,800	10,064,563
7	To authorise the Company to purchase its own Ordinary Shares	3,870,162,901		10,921,090	1,871,381
8	To authorise the Directors to offer a scrip dividend alternative	3,870,471,683		6,786,564	5,753,519
9	To authorise the Company to make political donations and incur political expenditure	3,753,329,722		88,666,544	41,001,817
10	To authorise HSBC Bank plc to make political donations and incur political expenditure	3,752,489,533		89,386,605	41,095,387
11	To authorise electronic communications with shareholders in accordance with the Companies Act 2006	3,872,910,676		5,680,069	4,378,887
12	To alter the Articles of Association (Special Resolution)	3,868,543,551		7,036,072	7,398,915

1	Includes discretionary votes.
2	A ‘Vote withheld’ is not a ‘vote’ in law and is not counted in the calculation of the votes ‘For’ and ‘Against’ the resolution.

Back to Contents

Shareholder enquiries and communications

Enquiries

Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, lost share certificates or dividend cheques, should be sent to the Registrars:

Principal Register	Hong Kong Overseas Branch Register:	Bermuda Overseas Branch Register:

Computershare Investor Services PLC	Computershare Hong Kong Investor	Corporate Shareholder Services
PO Box 1064, The Pavilions	Services Limited	The Bank of Bermuda Limited
Bridgwater Road	Hopewell Centre	6 Front Street
Bristol BS99 3FA	Rooms 1806-1807	Hamilton HM 11
UK	18th Floor	Bermuda
183 Queen’s Road East
Telephone: 44 (0) 870 702 0137	Hong Kong	Telephone: 1 441 299 6737
Email: web.queries@computershare.co.uk	Telephone: 852 2862 8555	Email : david.b.davies@bob.hsbc.com
Email: hkinfo@computershare.com.hk

Any enquiries relating to ADSs should be sent to the depositary:

The Bank of New York Mellon
Investor Services
PO Box 11258
Church Street Station
New York, NY 10286-1258
USA
Telephone (US): 1 888 269 2377
Telephone (International): 001 201 680 6825
Email: shareowners@bankofny.com

Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, should be sent to the paying agent:

HSBC France
103, avenue des Champs Elysées
75419 Paris Cedex 08
France
Telephone: 33 1 40 70 22 56

If you have been nominated to receive general shareholder communications directly from HSBC Holdings it is important to remember that your main contact in terms of your investment remains as it was (so the registered shareholder, or perhaps custodian or broker, who administers the investment on your behalf). Therefore any changes or queries relating to your personal details and holding (including any administration thereof) must continue to be directed to your existing contact at your investment manager or custodian. HSBC Holdings cannot guarantee dealing with matters that are directed to us in error.

Further copies of this Annual Report and Accounts 2007 may be obtained by writing to the following departments:

For those in Europe, the Middle East and Africa:	For those in Asia-Pacific:	For those in the Americas:

Group Communications	Group Communications (Asia)	Internal Communications
HSBC Holdings plc	The Hongkong and Shanghai Banking	HSBC-North America
8 Canada Square	Corporation Limited	26525 N Riverwoods Boulevard
London E14 5HQ	1 Queen’s Road Central	Mettawa
UK	Hong Kong	Illinois 60045
USA

Electronic communications

Shareholders may at any time choose to receive corporate communications in printed form or to receive a notification of its availability on HSBC’s website. To receive future notifications of the availability of a corporate communication on HSBC’s website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy, or would like to receive future corporate communications in printed form, please write to the appropriate Registrars at the address given above. Printed copies will be provided without charge.

Back to Contents

H S B C H O L D I N G S P L C

Shareholder Information (continued)

Investor relations / Where information is available / Taxation of shares and dividends

Chinese translation

A Chinese translation of this Annual Report and Accounts 2007 is available upon request after 3 April 2008 from the Registrars:

Computershare Hong Kong Investor Services Limited
Hopewell Centre, Rooms 1806-07, 18th Floor
183 Queen’s Road East
Hong Kong

Computershare Investor Services PLC
PO Box 1064, The Pavilions
Bridgwater Road
Bristol BS99 3FA
UK

Please also contact the Registrars if you wish to receive Chinese translations of future documents or if you have received a Chinese translation of this document and do not wish to receive such translations in future.

Investor relations

Enquiries relating to HSBC’s strategy or operations may be directed to:

Senior Manager Investor Relations	Investor Relations Officer	Senior Manager External Relations
HSBC Holdings plc	HSBC North America Holdings Inc.	The Hongkong and Shanghai Banking
8 Canada Square	26525 N. Riverwoods Boulevard	Corporation Limited
London E14 5HQ	Mettawa, Illinois 60045	1 Queen’s Road Central
UK	USA	Hong Kong
Telephone: +44 (0)20 7991 8041	+ 1 224 544 4400	+ 852 2822 4929
Facsimile: +44 (0)20 7991 4663	+ 1 224 552 4400	+ 852 2845 0113
E-mail: investorrelations@hsbc.com	investor.relations.usa@us.hsbc.com	investorrelations@hsbc.com.hk

Where more information about HSBC is available

This Annual Report and Accounts 2007, and other information on HSBC, may be viewed on HSBC’s web site: www.hsbc.com.

     US Investors may read and copy the reports, statements or information that HSBC Holdings files with the Securities and Exchange Commission at its public reference room in Washington, DC, which is located at 100 F Street, Room 1580, Washington, DC 20549. These documents will also be available at the Commission’s regional offices located at the Woolworth Building, 233 Broadway, New York, NY 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Investors should call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Investors can request copies of these documents upon payment of a duplicating fee, by writing to the Commission at 100 F Street, Mail Stop 5100, Washington, DC 50549. The Commission maintains an internet site (www.sec.gov) at which investors may view reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission, including HSBC Holdings. Investors may also obtain the reports and other information HSBC Holdings files at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

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

Back to Contents

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

     Information on the taxation consequences of the HSBC Holdings scrip dividends offered in lieu of the 2006 fourth interim dividend and the first, second and third interim dividends for 2007 was set out in the Secretary’s letters to shareholders of 3 April, 30 May, 29 August and 5 December 2007. In each case, the difference between the cash dividend foregone and the market value of the scrip dividend did not equal or exceed 15 per cent of the market value and accordingly, the price of HSBC Holdings US$0.50 ordinary shares (the ‘shares’) for UK tax purposes for the dividends was the cash dividend foregone.

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

     Changes to capital gains tax have been announced that will apply to disposals of shares with effect from 6 April 2008. The proposals are expected to be confirmed by the Chancellor of the Exchequer in his budget due on 12 March 2008. The proposals include:

•	Shares will no longer be treated as separate holdings but pooled, the consequence of which is the tax basis of disposals will be calculated on the average cost of the shares held;

•	Indexation allowance is withdrawn;

•	Taper Relief is withdrawn;

•	A single tax rate of 18 per cent will apply to all gains.

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

Taxation – US residents

The following is a summary, under current law, of the principal UK tax and US federal income tax considerations that are likely to be material to the ownership and disposition of shares or ADSs by a holder that is a resident of the US for the purposes of the income tax convention between the US and the UK (the ‘Treaty’), and is fully eligible for benefits under the Treaty (an ‘eligible US holder’). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of shares or ADSs. In particular, the summary deals only with eligible US holders that hold shares or ADSs as capital assets, and does not address the tax treatment of holders that are subject to special tax rules, such as banks, tax- exempt entities, insurance companies, dealers in securities or currencies, persons that hold shares or ADSs as part of an integrated investment (including a ‘straddle’) comprised of a share or ADS and one or more other positions, and persons that own, directly or indirectly, 10 per cent or more of the voting stock of HSBC Holdings. This discussion is based on laws, treaties, judicial decisions and regulatory interpretations in effect on the date hereof, all of which are subject to change. Under the current income tax treaty between the UK and the US, eligible US holders are no longer entitled to claim a special foreign tax credit in respect of dividends.

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

Back to Contents

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

No stamp duty will be payable on the transfer of, or agreement to transfer, an ADS, provided that the ADR and any separate instrument of transfer or written agreement to transfer remain at all times outside the UK, and provided further that any such transfer or written agreement to transfer is not executed in the UK. No stamp duty reserve tax will be payable on a transfer of, or agreement to transfer, an ADS effected by the transfer of an ADR.

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

History and development of HSBC

1865	The founding member of the HSBC Group, The Hongkong and Shanghai Banking Corporation, is established in both Hong Kong and Shanghai.

1959	The Mercantile Bank of India Limited and The British Bank of the Middle East, now HSBC Bank Middle East Limited, are purchased.

1965	A 51 per cent interest (subsequently increased to 62.14 per cent) is acquired in Hang Seng Bank Limited. Hang Seng Bank is the fourth-largest listed bank in Hong Kong by market capitalisation.

1980	A 51 per cent interest in Marine Midland Banks, Inc., now HSBC USA, Inc, is acquired (with the remaining interest acquired in 1987).

1981	The Hongkong and Shanghai Banking Corporation incorporates its then existing Canadian operations. HSBC Bank Canada subsequently makes numerous acquisitions, expanding rapidly to become the largest foreign-owned bank in Canada and the seventh-largest overall at 31 December 2007.

1987	A 14.9 per cent interest in Midland Bank plc, now HSBC Bank plc, one of the UK’s principal clearing banks, is purchased.

1991	HSBC Holdings plc is established as the parent company of the HSBC Group.

1992	HSBC purchases the remaining interest in Midland Bank plc.

1993	As a consequence of the Midland acquisition, HSBC’s Head Office is transferred from Hong Kong to London in January.

1997	HSBC assumes selected assets, liabilities and subsidiaries of Banco Bamerindus do Brasil S.A., now HSBC Bank Brazil, following the intervention of the Central Bank of Brazil, and in Argentina completes the acquisition of Grupo Roberts, now part of HSBC Bank Argentina S.A.

Back to Contents

H S B C H O L D I N G S P L C

Shareholder Information (continued)

History and development / Organisational Structure

1999	HSBC acquires Republic New York Corporation, subsequently merged with HSBC USA, Inc., and Safra Republic Holdings S.A.

2000	HSBC completes its acquisition of 99.99 per cent of the issued share capital of Crédit Commercial de France S.A., now HSBC France.

2002	HSBC acquires 99.59 per cent of Grupo Financiero Bital, S.A. de C.V., the holding company of what is now HSBC Mexico.

2003	HSBC acquires Household International, Inc., now HSBC Finance Corporation. HSBC Finance brings to the Group national coverage in the US for consumer lending, credit cards and credit insurance through multiple distribution channels.

2003	HSBC acquires Banco Lloyds TSB S.A.- Banco Múltiplo in Brazil and the country’s leading consumer finance company, Losango Promotora de Vendas Limitada.

2004	HSBC Bank USA, Inc. merges with HSBC Bank & Trust (Delaware) N.A. to form HSBC Bank USA, N.A.

2004	The acquisition of The Bank of Bermuda Limited is completed.

2004	HSBC acquires Marks and Spencer Retail Financial Services Holdings Limited, which trades as Marks and Spencer Money (‘M&S Money’) in the UK.

2004	HSBC acquires 19.9 per cent of Bank of Communications, mainland China’s fifth-largest bank by total assets, and Hang Seng Bank acquires 15.98 per cent of Industrial Bank.

2005	HSBC increases its holding in Ping An Insurance to 19.9 per cent, having made its initial investment in 2002. Ping An Insurance is the second-largest life insurer and the third-largest property and casualty insurer in mainland China.

2005	HSBC Finance completes the acquisition of Metris Companies Inc., making HSBC the fifth-largest issuer of MasterCard and Visa cards in the USA.

2006	HSBC acquires Grupo Banistmo S.A. (‘Banistmo’), the leading banking group in
Central America, through a tender offer to acquire 99.98 per cent of the outstanding shares of Banistmo.

2007	During the first half of the year, HSBC’s three associates in mainland China, Industrial Bank, Ping An Insurance and Bank of Comunications, issue new shares. HSBC does not subscribe and, as a result, its interests in the associates’ equity decrease from 15.98 per cent to 12.78 per cent, from 19.90 per cent to 16.78 per cent and from 19.90 per cent to 18.60 per cent, respectively. A gain of US$.1 billion accrues to HSBC from the increase in the associates’ underlying net assets. Subsequently, in September and October, HSBC increases its holding in Bank of Communications from 18.60 per cent to 19.01 per cent for US$308 million.

2007	In September, HSBC agrees to acquire 51.02 per cent of the issued share capital of Korea Exchange Bank for US$6.5 billion, payable in cash, subject to a number of conditions including regulatory approvals.

2007	In December, HSBC is named the successful bidder in a government auction to acquire the assets, liabilities and operations of Chinese Bank Co., Ltd in Taiwan, with a subsidy equivalent to US$1.5 billion from Taiwan Government’s Central Deposit Insurance Corporation. HSBC agrees to provide additional capital of between US$300 million and US$400 million to ensure appropriate financial ratios are maintained.

Back to Contents

Organisational Structure

Simplified Structure Chart of HSBC Holdings plc - 31 December 2007

HSBC Holdings plc
HSBC Latin America Holdings (UK) Ltd
Grupo Financiero HSBC SA de CV
HSBC Investment Bank Holdings plc
HSBC Finance (Netherlands)
HSBC Overseas Holdings (UK) Ltd
HSBC Bank plc
HSBC Mexico S.A.
HSBC Investments (UK) Ltd
HSBC Investments (Taiwan) Ltd
HSBC Holdings BV
HSBC North America Holdings Inc
HSBC Investments (North America) Inc
HSBC Germany Holdings GmbH
HSBC Trinkaus & Burkhardt AG
HSBC France
HSBC Bank A.S.
HSBC Asset Finance (UK) Ltd
HSBC Life (UK) Ltd
HSBC Europe BV
HSBC Insurance Brokers Holdings Ltd
HSBC Insurance Brokers Ltd
HSBC Servicos e Participacoes Ltda
HSBC Bank Peru
HSBC Bank (Uruguay) S.A.
HSBC Bank Chile
HSBC Bank Brasil S.A. - Banco Multiplo
HSBC Seguros (Brasil) S.A.
HSBC Latin America BV
HSBC Bank Argentina S.A.
HSBC La Buenos Aires Seguros S.A.
Maxima S.A. AFJP
HSBC Asia Holdings (UK)
HSBC Bank Malaysia Berhad
HSBC Bank Egypt S.A.E.
HSBC Technology & Services (USA) Inc
HSBC Bank Canada
HSBC Securities (USA) Inc
HSBC Bank USA, N.A.
HSBC Finance Corporation
HFC Bank Ltd
HSBC Bank Malta plc
HSBC Bank International Limited
HSBC Private Banking Holdings (Suisse) S.A.
HSBC Bank Middle East Ltd
HSBC Middle East Holdings BV
HSBC Asia Holdings BV
The Bank of Bermuda Ltd
The Hongkong and Shanghai Banking Corp. Ltd
HSBC Bank (Panama) S.A.
Primer Banco del Istmo S.A.
HSBC Bank (China) Company Limited
Hang Seng Bank Ltd
HSBC Insurance (Asia-Pacific) Holdings Ltd
HSBC Securities (Japan) Limited
HSBC Bank Australia Ltd
HSBC Insurance (Asia) Ltd
HSBC Life (International) Ltd
HSBC Private Bank (Suisse) S.A.
HSBC Private Bank (UK) Ltd
HSBC Private Bank (Guernsey) Ltd
HSBC Guyerzeller Bank AG

1. *This chart is a simplified ownership diagram only, not all intermediate holding companies are shown.*
2. *Places of incorporation are shown in Note 34 in the Financial Statements.*

Back to Contents

Form 20-F Item Number and Caption			Location	Page

PART I
1.	Identity of Directors, Senior Management and Advisers		Not required for Annual Report	—
2.	Offer Statistics and Expected Timetable		Not required for Annual Report	—

3.	Key Information
	A.	Selected Financial Data	Five-Year Comparison	3-4
	B.	Capitalisation and Indebtedness	Not required for Annual Report	—
	C.	Reasons for the Offer and use of Proceeds	Not required for Annual Report	—
	D.	Risk Factors	Not Applicable	—

4.	Information on the Company
	A.	History and Development of the Company	Business Review	10-128
			Shareholder Information	473
			Financial Review	131-191
	B.	Business Overview	Business Review	10-130
			Regulation and Supervision	192-197
			Financial Review	131-191
	C.	Organisational Structure	Description of Business	10
			Organisational Structure Chart	463
			Note 24 – Notes on the Financial Statements	414-416
	D.	Property, Plants and Equipment	Property	109
			Note 23 – Notes on the Financial Statements	412-414

4A.	Unresolved Staff Comments		Not Applicable	—

5.	Operating and Financial Review and Prospects
	A.	Operating Results	Financial Review	131-191
	B.	Liquidity and Capital Resources	The Management of Risk	243-248, 282-283
	C.	Research and Development, Patents and Licences, etc.	Not Applicable	—
	D.	Trend Information	Financial Review	131-191
	E.	Off-Balance Sheet Arrangements	Financial Review	183-191
	F.	Contractual Obligations	Financial Review	178

6.	Directors, Senior Management and Employees
	A.	Directors and Senior Management	Governance	289-294
	B.	Compensation	Directors’ Remuneration Report	322-332
	C.	Board Practices	Report of the Directors	296-298
			Directors’ Remuneration Report	324
			Directors’ Remuneration Report	328-329
	D.	Employees	Governance	307-308
	E.	Share Ownership	Governance	306-307
			Directors’ Remuneration Report	330-332
7.	Major Shareholders and Related Party Transactions

463a

Back to Contents

	A.	Major Shareholders	Governance	320-321
	B.	Related Party Transactions	Note 44 – Notes on the Financial Statements	449-552
	C.	Interests of Experts and Counsel	Not Applicable	—

8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	Financial Statements	336-452
			Legal Proceedings	129
			Note 43 – Notes on the Financial Statements	448-449
			Shareholder Information	453-454
	B.	Significant Changes	Not Applicable	—

9.	The Offer and Listing
	A.	Offer and Listing Details	Shareholder Information	454-455
	B.	Plan of Distribution	Not required for Annual Report	—
	C.	Markets	Shareholder Information	454-455
	D.	Selling Shareholders	Not required for Annual Report	—
	E.	Dilution	Not required for Annual Report	—
	F.	Expenses of the Issue	Not required for Annual Report	—

10.	Additional Information
	A.	Share Capital	Not required for Annual Report	—
	B.	Memorandum and Articles of Association	Shareholder Information	456
	C.	Material Contracts	Not Applicable	—
	D.	Exchange Controls	Exchange controls and other limitations affecting security holders	453
	E.	Taxation	Shareholder Information	458-461
	F.	Dividends and Paying Agents	Not required for Annual Report	—
	G.	Statements by Experts	Not required for Annual Report	—
	H.	Documents on Display	Shareholder Information	458
	I.	Subsidiary Information	Not Applicable	—

11.	Quantitative and Qualitative Disclosures About Market Risk		Management of Risk	248-260
			Note 18 and 35 – Notes on the Financial Statements	399-403, 435-437

12.	Description of Securities Other than Equity Securities
	A.	Debt Securities	Not required for Annual Report	—
	B.	Warrants and Rights	Not required for Annual Report	—
	C.	Other Securities	Not required for Annual Report	—
	D.	American Depositary Shares	Not required for Annual Report	—

PART II
13.	Defaults, Dividends Arrearages and Delinquencies		Not Applicable	—

14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds		Not Applicable	—

463b

Back to Contents

15.	Controls and Procedures		Disclosure Controls	191a
			Report of Independent Registered Public
			Accounting Firm to the Board of Directors	334
			and shareholders of HSBC Holdings plc
16.	[Reserved]
	A.	Audit Committee Financial Expert	Report of the Directors	301
	B.	Code of Ethics	Report of the Directors	299-300
	C.	Principal Accountant Fees and Services	Report of the Directors	301-303
			Note 9 – Notes on the Financial	377
			Statements
	D.	Exemptions from the Listing Standards	Not Applicable	—
		for Audit Committees
	E.	Purchases of Equity Securities by the	Report of the Directors	321
		Issuer and Affiliated Purchasers

PART III
17.		Financial Statements	Not Applicable	—
18.		Financial Statements	Financial Statements	336-452
19.		Exhibits (including Certifications)		*

463c

Back to Contents

H S B C H O L D I N G S P L C

Glossary

Accounting terms used	US equivalent or brief description

Accounts	Financial Statements
Articles of Association	Bylaws
Associates	Long-term equity investments accounted for using the equity method
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax depreciation allowances
Creditors	Payables
Debtors	Receivables
Deferred tax	Deferred income tax
Depreciation	Amortisation
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interests in associates and joint ventures	Long-term equity investments accounted for using the equity method
Loans and advances	Lendings
Loan capital	Long-term debt
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Premises	Real estate
Provisions	Allowances
Share capital	Ordinary shares or common stock issued and fully paid
Shareholders’ equity	Stockholders’ equity
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Write-offs	Charge-offs

Abbreviations used	Brief description
ABCP	Asset-backed commercial paper
ADR	American Depositary Receipt
ADS	American depositary share
AIEA	Average interest-earning assets
ALCO	Asset and Liability Management Committee
ARM	Adjustable-rate mortgage
ASF	Asset and Structured Finance
Asscher	Asscher Finance Ltd, a structured investment vehicle managed by HSBC
ATM	Automated teller machines
AUM	Assets under management
Banca Nazionale	Banca Nazionale del Lavoro SpA
Bank of Bermuda	The Bank of Bermuda Limited, which was acquired in February 2004
Bank of Communications	Bank of Communications Co., Limited, mainland China’s fifth largest bank in which HSBC currently has 19.01 per cent interest
Basel Committee	The Basel Committee on Banking Supervision
Basel I	The 1988 Basel Capital Accord
Basel II	The Final Accord of the Basel Committee on proposals for a new capital adequacy framework
BHCA	US Bank Holding Company Act of 1956
BIB	Business Internet Banking

Back to Contents

Abbreviations used	Brief description

Bps	Basis points. One basis point is equal to one hundredth of a percentage point
Brazilian operations	HSBC Bank Brasil S.A.-Banco Múltiplo and subsidiaries, plus HSBC Serviços e Participações Limitada
Cash flow hedge	Hedge of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction
CC	The Competition Commission
CCF	CCF S.A., the former name of HSBC France
CD	Certificate of deposit
CDO	Collateralised debt obligation
CGU	Cash-generating unit
Chailease	Chailease Credit Services Company Ltd, a receivables finance company acquired in Taiwan by HSBC
CIS	Core Investment Solutions
CNAV	Constant Net Asset Value
Combined Code	Combined Code on Corporate Governance issued by the Financial Reporting Council
CP	Commercial paper
CPI	Consumer price index
Cullinan	Cullinan Finance Ltd, a structured investment vehicle managed by HSBC
Cyprus Popular Bank	The Cyprus Popular Bank Limited
Decision One	Decision One Mortgage Company, HSBC Finance’s subsidiary which originates loans referred by mortgage brokers
DPF	Discretionary participation feature of insurance and investment contracts
Enhanced VNAV	Enhanced Variable Net Asset Value
EPS	Earnings per share
EU	European Union
Fair value hedge	Hedge of the change in fair value of recognised assets or liabilities or firm commitments
FDIC	Federal Deposit Insurance Corporation (US)
FFIEC	Federal Financial Institution Examination Council
FHC	Financial holding company, as defined under the Gramm-Leach-Bliley Act amendments to the BHCA
FSA	Financial Services Authority (UK)
FSMA	Financial Services and Markets Act 2000 (UK)
FTSE	Financial Times – Stock Exchange index
GAAP	Generally Accepted Accounting Principles
GCRO	Group Chief Risk Officer
GDP	Gross domestic product
Global Banking and Mrakets	The global business of the Group (previously known as Corporate, Investment Banking and Markets) comprising Global Markets, Global Banking and Global Asset Management
Global Markets	HSBC’s treasury and capital markets services in Global Banking and Markets
GMB	Group Management Board
Group	HSBC Holdings together with its subsidiary undertakings
GSC	Group Service Centre
Hang Seng Bank	Hang Seng Bank Limited, the fourth largest bank in Hong Kong by market capitalisation
HFC	HFC Bank Limited, the UK-based consumer finance business acquired through the acquisition by HSBC of HSBC Finance
HKMA	Hong Kong Monetary Authority
HKSE	The Stock Exchange of Hong Kong Limited
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HNAH	HSBC North America Holdings Inc, the bank holding company formed on 1 January 2004 to hold all of HSBC’s North America operations
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Assurances	HSBC Assurances, comprising Erisa S.A., the French life insurer, and Erisa I.A.R.D., the property and casualty insurer (together, formerly Erisa)

Back to Contents

H S B C H O L D I N G S P L C

Glossary (continued)

Abbreviations used	Brief description

HSBC Bank	HSBC Bank plc, formerly Midland Bank plc
HSBC Bank Argentina	HSBC Bank Argentina S.A.
HSBC Bank Brazil	HSBC Bank Brasil S.A.-Banco Múltiplo, HSBC’s retail banking operation in Brazil, formerly Banco Bamerindus do Brasil S.A.
HSBC Bank China	HSBC Bank (China) Company Limited, HSBC’s banking subsidiary in mainland China which was incorporated in March 2007
HSBC Bank Delaware	HSBC Trust Company (Delaware), N.A., a US nationally chartered bank restricted to trust activities
HSBC Bank Malaysia	HSBC Bank Malaysia Berhad
HSBC Bank Maryland	HSBC National Bank USA
HSBC Bank Middle East	HSBC Bank Middle East Limited, formerly The British Bank of the Middle East
HSBC Bank Nevada	HSBC Bank Nevada, NA, (formerly Household Bank (SB), N.A.) a nationally chartered ‘credit card bank’ in the US which is a subsidiary of HSBC Finance
HSBC Bank Panama	HSBC Bank (Panama) S.A., formerly Grupo Banistmo S.A., the leading banking group in Central America
HSBC Bank USA	HSBC’s retail bank in the US. From 1 July 2004, HSBC Bank USA, N.A. (formerly HSBC Bank USA, Inc.)
HSBC Direct	HSBC’s online banking and savings proposition
HSBC Finance	HSBC Finance Corporation, the US consumer finance company acquired in March 2003 (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, formerly CCF S.A.
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Mexico	HSBC México S.A., the commercial banking subsidiary of Grupo Financiero HSBC, S.A. de C.V. and the fifth-largest bank in Mexico by deposits and assets
HSBC Premier	HSBC’s premium global banking service
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) S.A., HSBC’s private bank in Switzerland (formerly HSBC
Republic Bank (Suisse) S.A.)
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRSs	International Financial Reporting Standards
IFRIC	International Financial Reporting Interpretations Committee
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China of which Hang Seng currently has a 12.78 per cent interest
IPO	Initial public offering
IRB	Internal ratings-based approach to implementing Basel II
IVA	Individual voluntary arrangement (UK)
KEB	Korea Exchange Bank
Key Management Personnel	Directors and Group Managing Directors of HSBC Holdings
KPI	Key performance indicator
KPMG	KPMG Audit Plc and its affiliates
LIBOR	London Interbank Offer Rate
Losango	Losango Promoções e Vendas Ltda, the Brazilian consumer finance company acquired in December 2003
Mainland China	People’s Republic of China excluding Hong Kong
MBSs	US mortgage-backed securities
Metris	Metris Companies Inc., US credit card issuer acquired in December 2005
M&S Money	Marks and Spencer Retail Financial Services Holdings Limited, acquired by HSBC in November 2004
MSCI	Morgan Stanley Capital International index
MSRs	Mortgage servicing rights
NA	Nationally Chartered, a designation for certain categories of banks in the US
Net investment hedges	Hedge of a net investment in a foreign operation
NYSE	New York Stock Exchange

Back to Contents

Abbreviations used	Brief description

OCC	Office of the Comptroller of the Currency (US)
OFT	Office of Fair Trading (UK)
Patriot Act	The US Patriot Act of October 2001
Performance Shares	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to corporate performance conditions
Ping An Insurance	Ping An Insurance (Group) Company of China, Limited, the second-largest life insurer in the PRC, in which HSBC currently has 16.78 per cent interest
PPI	Payment protection insurance
Premier	HSBC Premier, a global banking and wealth management service for affluent customers
PVIF	Present value of in-force long-term insurance business
QDII	The Chinese government’s Qualified Domestic Institutional Investors scheme
Repos	Sale and repurchase transactions
Restricted shares	Awards of HSBC Holdings ordinary shares to which the employee will become entitled, normally after three years, subject to remaining an employee
Reverse repos	Securities purchased under commitments to sell
RMB	renminbi, the currency of mainland China
RMM	Risk Management Meeting
RPI	Retail price index (UK)
Seasoning	The emergence of credit loss patterns in portfolios over time
S&P	Standard and Poor’s rating agency
SEC	Securities and Exchange Commission (US)
SIP	Statement of investment principles produced by trustees of defined pension plans
SIS	Structured Investment Solutions
SIV	Structured investment vehicles
SME	Small and medium-sized enterprise
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC
SPE	Special purpose entity
Sub-prime
A US description for customers who have limited credit histories, modest incomes, high debt-to-income ratios, high loan-to-value ratios (for real estate secured products) or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related actions

The Chinese Bank	The Chinese Bank. Co., Ltd., which HSBC signed an agreement to acquire in December 2007
The Hongkong and Shanghai Banking Corporation	The Hongkong and Shanghai Banking Corporation Limited, the founding member of the HSBC Group
TSR	Total shareholder return
TSR award	TSR measure applied to half of the award of Performance Shares under The HSBC Share Plan
UAE	United Arab Emirates
UK	United Kingdom
UK GAAP	UK Generally Accepted Accounting Principles
US	United States of America
VAR	Value at risk
VNAV	Variable Net Asset Value
WHIRL	Worldwide Household International Revolving Lending system
WTAS	Wealth and Tax Advisory Services, Inc.

Back to Contents

H S B C H O L D I N G S P L C

Index

Accounting	performance in Hong Kong 62, 65
developments (future) 345	performance in Latin America 115, 120
policies (critical) 132	performance in North America 97, 103
policies (significant) 347	performance in Rest of Asia-Pacific 78, 84
requirements in UK and Hong Kong 452	products and services 127
Accounts	strategic direction 21
approval 452	Committees (board) 300
basis of preparation 16, 344	Communication with shareholders 320
Annual General Meeting 321, 456	Community involvement 319
Areas of special interest 216, 257	Competitive environment 37
Assets	Conduits 188
by customer group 16, 393	Constant currency 131
by geographical region 36, 387	Contents inside front cover, 10, 131, 192, 289, 322,
charged as security 436	336, 453
deployment 161	Contingent liabilities and contractual
held in custody and under administration 162	commitments 445
intangible 411	Contractual obligations 178
other 416	Corporate governance
trading 161, 397	codes 299
Associates and joint ventures	report 289
interests in 362, 407	Corporate sustainability 318
share of profit in 159	committee 304
Audit committee (Group) 301	reporting 320
Auditors’ remuneration 377	Cost efficiency ratio 1, 159
Auditors’ Report 334	Credit coverage ratios 2
Balance sheet	Credit exposure 203
average 164	Credit quality of loans and advances 201, 223
consolidated 338	Credit risk
data 3, 17, 21, 26, 28, 31, 33, 43, 56, 59, 69,	management thereof 198
75, 88, 92, 107, 111, 123	insurance 275
HSBC Holdings 341	Critical accounting policies 132
Basel II 284, 288	Cross-border exposures 203, 222
Borrowings (short-term) 177	Customer accounts 43, 59, 74, 91, 110
Business highlights 17, 21, 25, 28	Customer groups and global businesses 16, 33
Business performance review	Daily distribution of revenues 250
Europe 44, 50	Dealings in HSBC Holdings plc shares 321
Hong Kong 60, 64	Debt securities in issue 418
Latin America 112, 117	accounting policy 361
North America 93, 99	rating agency designation 215
Rest of Asia-Pacific 76, 82	Defined terms inside front cover
Calendar (dividends) 453, 454	Deposits
Capital	average balances and average rates 180
management and allocation 282	Derivatives 399
return on invested capital 1	accounting policy 353
structure (Basel I) 286, (Basel II) 288	Directors
Capital and performance ratios 2	biographies 289
Cash flow	board of directors 295
accounting policy 361	emoluments 329, 376
consolidated statement 340	interests 306
HSBC Holdings 343	non-executive 328
notes 444	other directorships 328
payable under financial liabilities 244	pensions 330
projected scenario analysis 246	remuneration (executive) 322
Cautionary statement regarding forward-looking	responsibilities (statement of) 333
statements 4	service contracts 328
Certificates of deposit and other time deposits	share plans 330
(maturity analysis) 182	Dividends 1, 320, 386, 453, 454
Collateral and credit enhancements 200, 228	Donations 320
Commercial Banking	Earnings per share 1, 386
business highlights 21	Economic briefing
performance in Europe 46, 52	Europe 44, 49

Back to Contents

Hong Kong 60, 64	performance in Rest of Asia-Pacific 80, 85
Latin America 111, 117	products and services 127
North America 92, 99	strategic direction 25
Rest of Asia-Pacific 74, 81	Glossary 464
Economic profit 163	Goodwill
Employees 307	accounting policy 356
compensation and benefits 317, 365	and intangible assets 409
disabled 308	critical accounting policy 133
involvement 308	Governance codes 299
remuneration policy 308	HSBC Holdings/New York Stock Exchange
Enforceability of judgements made in the US 453	corporate governance differences 299
Enquiries (from shareholders) 457	Group Chairman’s Statement 6
Equity 441	Health and safety 319
Europe	History and development of HSBC 461
balance sheet data 43, 56	Hong Kong
business performance 44, 50	balance sheet data 59, 69
competitive environment 38	business performance 60, 64
economic briefing 44, 49	competitive environment 39
lending 207	economic briefing 60, 64
loan impairment charges 226, 230, 237	lending 207
profit/(loss) 42, 43, 56	loan impairment charges 227, 230, 237
regulation and supervision (UK) 193	profit/(loss) 59, 69
Events after the balance sheet date 452	regulation and supervision 193
Exchange controls and other limitations affecting	HSBC Holdings plc
equity security holders 453	balance sheet 341
Fee income (net) 141	cash flow 343
Fair value	credit risk 240
accounting policy 348	dividends 454
Financial assets	employee emoluments 376
designated at fair value 398	fair value of financial instruments 430
net exposure to credit risk 205	financial assets and liabilities 396
Financial assets and liabilities	liquidity and funding management 247
by measurement basis 393	maturity analysis of assets and liabilities 434
accounting policy 355	related party transactions 451
Financial guarantee contracts	statement of changes in total equity 342
accounting policy 359	structural foreign exchange exposures 256
Financial highlights 1	subordinated liabilities 425
Financial instruments designated at fair value	Impairment
accounting policy 352	accounting policy 349
fair value 426	allowances and charges 153, 225, 229, 235
net income from 146, 362	assessment 201
critical accounting policy (valuation) 134	collectively assessed 202
Financial investments 403	critical accounting policy 132
accounting policy 352	individually assessed 201
concentration of exposure 205	loan write-offs 203
gains less losses from 148	losses as percentage of loans and advances 240
Financial liabilities designated at fair value 417	movement by industry and geographical
Financial risks (insurance) 271	region 230
Financial statements 336	Income statement
Five-year comparison 3	consolidated 135, 337
Foreign exchange	Information on HSBC (availability thereof) 458
accounting policy 359	Insurance
exposures 256, 435	accounting policy 360
rates 3	claims incurred (net) and movements in
Funds under management 162	liabilities to policyholders 152, 364
Geographical regions 36	liabilities under contracts issued 419
Global Banking and Markets	net earned premiums 149, 363
business highlights 25	risk management 264
performance in Europe 48, 54	Interest income (net) 138
performance in Hong Kong 63, 67	accounting policy 347
performance in Latin America 116, 122	analysis of changes in 171
performance in North America 98, 104	average balance sheet 164

Back to Contents

H S B C H O L D I N G S P L C

Index (continued)

forgone on impaired loans 227	Non-interest income
sensitivity 254	accounting policy 347
Interim results 456	Non-life insurance business 265
Internal control 304	Non-trading portfolios 252
International Financial Reporting Standards	North America
Hong Kong Financial Reporting Standards	balance sheet data 92, 107
comparison 344, 452	business performance 93, 99
Investment contracts	competitive environment 40
accounting policy 361	economic briefing 92, 99
Investor relations 458	lending 207, 217-222
Key performance indicators	loan delinquency in the US 221
financial 11	loan impairment charges 227, 230, 238
non-financial 13	mortgage lending 258
Latin America	profit/(loss) 91, 92, 107
balance sheet data 111, 123	regulation and supervision (US) 194
business performance 112, 117	Off-balance sheet arrangements
competitive environment 40	and special purpose entities 183
economic briefing 111, 117	other and commitments 191
lending 207	Operating expenses 156
loan impairment charges 227, 230, 238	Operating income (net) 365, (other) 150
loans and advances to customers (net) 110,	Operational risk management 260
(gross) 214	Organisational structure chart 463
profit/(loss) 110, 111, 123	Other (notes) 31
Lease commitments 447	in Europe 49, 55
accounting policy 357	in Hong Kong 63, 68
Legal	in Latin America 117, 122
proceedings/risk 129, 261	in North America 99, 106
litigation 448	in Rest of Asia-Pacific 81, 87
Liabilities	Pensions
by geographical region 387	accounting policy 358
other 419	for directors 330
subordinated 422	risk 253, 262
trading 417	Personal Financial Services
Life insurance business 264	business highlights 17
Liquidity and funding	performance in Europe 45, 50
management thereof 243	performance in Hong Kong 60, 64
insurance 278	performance in Latin America 113, 118
Loans and advances	performance in North America 93, 100
accounting policy 349	performance in Rest of Asia-Pacific 76, 83
by country/region 42, 59, 73, 91, 110	products and services 126
credit quality of 201, 223	strategic direction 17
concentration of exposure 204	Personal lending 216-222
delinquency in the US 221	Principal activities 10
by industry sector and geographic	Private Banking
region 209	business highlights 28
impairment 225	performance in Europe 48, 55
maturity and interest sensitivity 179	performance in Hong Kong 63, 67
to banks/customers by geographic region 209,	performance in Latin America 116, 122
225	performance in North America 98, 105
US loan modifications 228	performance in Rest of Asia-Pacific 81, 86
Management Board (Group) 301	products and services 128
Market risk	strategic direction 28
management thereof 248	Products and services 126, 216
insurance 272	Profit before tax
Maturity analysis of assets and liabilities 433	by country 42, 72, 91, 110
Maximum exposure to credit risk 203	by customer group 16, 17, 21, 25, 28, 31, 33,
Memorandum and Articles of Association 456	391
Minority interests 436	by geographical region 36, 43, 56, 59, 69, 75,
Money market funds 186	88, 92, 107, 111, 123
Monoline insurers 259	consolidated 337, 388
Mortgage lending 217, 218, 258	data 3
Nomination committee 303

Back to Contents

underlying/reported reconciliations 15, 20, 24,	Segment analysis 387
27, 30, 44, 60, 76, 93, 112	accounting policy 348
Property, plant and equipment 129, 412	Senior management
accounting policy 356	biographies 292
valuation of land and buildings 129	Share-based payments 378
Provisions 422	accounting policy 358
accounting policy 359	Share capital 437
PVIF 280, 410	accounting policy 361
Ratios	and reserves 174
advances to deposits 244	notifiable interests in 320
capital and performance 2	Share information 2
credit coverage 2	Share option plans
cost efficiency 2, 159	Bank of Bermuda plans 316
earnings to combined fixed charges 178	discretionary plans 312
net liquid assets to customer liabilities 245	for directors 330
Regulation and supervision 192	for employees 309
Related party transactions 449	HSBC Finance and subsidiary plans 314
Remuneration committee 303, 322	HSBC France and subsidiary plans 313
Renegotiated loans 227	Shareholder (communications with) 320
Reputational risk management 263	profile 456
Residual value risk management 260	Special purpose entities 183
Rest of Asia-Pacific	Staff numbers 156, 307
balance sheet data 75, 88	Statement of recognised income and expense 339
business performance 76, 82	Stock symbols 455
competitive environment 39	Strategic direction 10, 17, 21, 25, 28
economic briefing 74, 81	Structural foreign exchange exposure 256
lending 207	Structured credit transactions 190
loan impairment charges 227, 230, 237	Structured investment vehicles (SIVs) 183
loans and advances to customers (net) 73,	Subsidiaries 414
(gross) 214	accounting policy 355
profit/(loss) 72, 75, 88	Supplier payment policy 319
Risk elements in loan portfolio 241	Sustainability
Risk management 197	investing in 318
capital management and allocation 282	reporting 320
contingent liquidity 247	risk management 263
credit 198	Taxation
insurance operations 264	accounting policy 357
legal 261	expense 383
liquidity and funding management 243	UK residents 458
market 248, 257	US residents 460
operational 260	Total shareholder return 11, 327
pension 262	Trading assets 397
reputational 263	and financial investments and derivatives 161
residual value 260	accounting policy 351
security and fraud 262	Trading income (net) 144
sustainability 263	Trading liabilities 417
Risk-weighted assets	accounting policy 351
by principal subsidiary 286	Trading market (nature of) 454
Sale and repurchase agreements	Trading portfolios 251
accounting policy 353	Troubled debt restructurings 241
Securities held for trading (concentration of	Value at risk 249
exposure) 205
Securitisations 190
and other structured transactions 406

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
United Kingdom
Telephone: 44 (0) 870 702 0137

Hong Kong Overseas Branch Register
Computershare Hong Kong Investor Services Limited
46th floor, Hopewell Centre
183 Queen’s Road East
Hong Kong
Telephone: 852 2862 8628

Bermuda Overseas Branch Register
Corporate Shareholder Services
The Bank of Bermuda Limited
6 Front Street
Hamilton HM11
Bermuda
Telephone: 1 441 299 6737

ADR Depositary
The Bank of New York
101 Barclay Street
Floor 22W
New York, NY 10286
USA
Telephone: 1 888 269 2377

Paying Agent (France)
HSBC France
103 avenue des Champs Elysées
75419 Paris Cedex 08
France
Telephone: 33 1 40 70 22 56

Back to Contents

© Copyright HSBC Holdings plc 2008 All rights reserved

No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc.

Published by Group Finance, HSBC Holdings plc, London

Cover designed by Addison Corporate Marketing Limited, London; text pages designed by Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, Hong Kong

Printed by St Ives Direct Limited, Crayford, UK, on Revive 50:50 Silk paper using vegetable oil-based inks. Made in Italy, the paper comprises 50% virgin fibre, 25% de-inked post-consumer waste and 25% pre-consumer waste. Pulps used are elemental chlorine-free.

The FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forest Stewardship Council.

Photography
Cover (front):	Vietnam	Hoang Dinh Nam/AFP/
Getty Images
	China	Philip Gostelow
(back):	United Arab Emirates	Adam Hinton
	Brazil	Ary Diesendruck/
Getty Images
Group Chairman		Niall McDiarmid

<<<<<<<<

Back to Contents

Item 19. Exhibits

Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description

1.1	Memorandum and Articles of Association of HSBC Holdings plc ***

2.1	The total amount of long-term debt securities of HSBC Holdings plc authorized under any instrument does not exceed 10 percent of the total assets of the Group on a consolidated basis. HSBC Holdings plc hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of HSBC Holdings plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Service Agreement dated September 29, 1995 between HSBC Holdings plc and Douglas Jardine Flint.*

4.2	Service Agreement dated May 24, 2007 between HSBC Holdings plc and Stephen Keith Green, as amended February 28, 2008.

4.3	Service Agreement dated May 24, 2007 between HSBC Asia Holdings BV and Michael F Geoghegan, as amended February 29, 2008.

7.1	Computation of ratios of earnings to combined fixed charges (and preference share dividends)

8.1	Subsidiaries of HSBC Holdings plc (set forth in Note 24 to the consolidated financial statements included in this Form 20-F).

12.1	Certificate of HSBC Holdings plc’s Group Chief Executive pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certificate of HSBC Holdings plc’s Group Finance Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Annual Certification of HSBC Holdings plc’s Group Chief Executive and Group Finance Director pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of KPMG Audit plc

14.2	Pages of HSBC Holdings plc’s 2000 Form 20-F/A dated February 26, 2001 relating to the Memorandum and Articles of Association of HSBC Holdings plc that are incorporated by reference into this Form 20-F.**

14.3	Pages of HSBC Holdings plc’s 2001 Form 20-F dated March 13, 2002 relating to the Memorandum and Articles of Association of HSBC Holdings plc that are incorporated by reference into this Form 20-F.**

*	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 5, 2004.
**	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 20, 2006.
***	As previously filed with the Securities and Exchange Commission as Exhibit 4.3 to HSBC Holdings plc’s Registration Statement on Form S-8 (333-145859) dated September 4, 2007

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

HSBC Holdings plc

By:	/s/ DOUGLAS J FLINT

	Name:	Douglas J Flint
	Title:	Group Finance Director

Dated: 10 March 2008