Form 20-F
period 2008-12-31
HSBC HOLDINGS PLC
filed 2009-03-10
CIK 1089113

As filed with the Securities and Exchange Commission on March 10, 2009.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . .

For the transition period from N/A to N/A

Commission file number: 1-14930

HSBC Holdings plc
(Exact name of Registrant as specified in its charter)

N/A	United Kingdom
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organisation)

8 Canada Square
London E14 5HQ
United Kingdom
(Address of principal executive offices)

Russell C Picot
8 Canada Square
London E14 5HQ
United Kingdom
Tel +44 (0) 20 7991 8888
Fax +44 (0) 20 7992 4880
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:
Title of each class	Name of each exchange on which registered

Ordinary Shares, nominal value US$0.50 each.	London Stock Exchange Hong Kong Stock Exchange Euronext Paris Bermuda Stock Exchange New York Stock Exchange*
American Depository Shares, each representing 5 Ordinary Shares of nominal value US$0.50 each.	New York Stock Exchange
6.20% Non-Cumulative Dollar Preference Shares, Series A	New York Stock Exchange*
American Depositary Shares, each representing one-fortieth of a Share of 6.20%
Non-Cumulative Dollar Preference Shares, Series A	New York Stock Exchange
5.25% Subordinated Notes 2012	New York Stock Exchange
6.5% Subordinated Notes 2036	New York Stock Exchange
6.5% Subordinated Notes 2037	New York Stock Exchange
6.8% Subordinated Notes Due 2038	New York Stock Exchange
8.125% Perpetual Subordinated Capital Securities Exchangeable at the Issuer’s Option into Non-Cumulative Dollar Preference Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report:

Ordinary Shares, nominal value US$0.50 each	12,105,265,082

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No.

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

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filter	Accelerated filter	Non-accelerated filter

     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

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

Back to Contents
H S B C H O L D I N G S P L C

Annual Report and Accounts 2008

Headquartered in London, HSBC is one of the largest banking and financial services organisations in the world. Its international network comprises some 10,000 properties in 86 countries and territories in Europe; Hong Kong; Rest of Asia-Pacific, including the Middle East and Africa; North America and Latin America.

     With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by over 210,000 shareholders in 120 countries and territories. The shares are traded on the New York Stock Exchange in the form of American Depositary Shares.

     HSBC provides a comprehensive range of financial services to more than 100 million customers through four customer groups and global businesses: Personal Financial Services (including consumer finance); Commercial Banking; Global Banking and Markets; and Private Banking.

Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’ or the ‘Group’ means HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the	People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares classified as equity.

Back to Contents
H S B C H O L D I N G S P L C

Contents

Financial Highlights			2

Cautionary Statement Regarding Forward-Looking Statements			6

Group Chairman’s Statement			8

Report of the Directors			12

Operating and Financial Review
Principal activities	12	Balance sheet	40
Strategic direction	12	Critical accounting policies	61
Challenges and uncertainties	12	Disclosure controls	66a
Key performance indicators	17	Management’s assessment of internal controls	66a
Reconciliation of reported and underlying profit	21	Customer groups and global businesses[1]	67
Financial summary[1]	23	Geographical regions[1]	87
Income statement	24	Products and services	138
Group performance by income and expense item	26	Other information	140

Impact of Market Turmoil
Background and disclosure policy	144	Nature and extent of HSBC’s exposures	150
Overview of exposure	145	Fair values of financial instruments	162
Business model	149	Special purpose entities	173
Risk management	150	Other off-balance sheet arrangements and commitments	187
Accounting policies	150

Risk[1]
Regulation and supervision	188	Operational risk	252
Risk management	191	Pension risk	253
Credit risk	192	Reputational risk	254
Liquidity and funding	235	Sustainability risk	254
Market risk	241	Risk management of insurance operations	255
Residual value risk	252	Capital management and allocation	274

Governance[1]
Corporate governance report	281	Employees	303
Directors and senior management	281	Corporate sustainability	312
Board of Directors	290	Dividends, shareholders and meetings	313

Directors’ Remuneration Report[1]			315

Statement of Directors’ Responsibilities			329

Independent Auditor’s Report			330

Financial Statements[1]			332

Notes on the Financial Statements			340

Shareholder Information			448
Enforceability of judgements made in the US	448	Annual General Meeting	452
Limitations affecting equity security holders	448	Interim Management Statements and Interim results	452
Fourth interim dividend for 2008	448	Shareholder enquiries and communications	453
Interim dividends for 2009	449	Investor relations	454
Dividends on ordinary shares of HSBC Holdings	449	Where more information about HSBC is available	454
Nature of trading market	449	Taxation of shares and dividends	455
Shareholder profile	451	History and development of HSBC	457
Memorandum and Articles of Association	451	Organisational structure	459

Glossary of Terms and Index			460

1 Detailed contents are provided on the referenced pages.

Back to Contents
H S B C H O L D I N G S P L C

Financial Highlights

Highlights / Ratios

For the year

•	Total operating income up by 1 per cent to US$88,571 million (2007: US$87,601 million).

•	Net operating income before loan impairment charges up by 3 per cent to US$81,682 million (2007: US$78,993 million).

•	Group pre-tax profit down by 62 per cent to US$9,307 million (2007: US$24,212 million).

•	Profit attributable to shareholders of the parent company down by 70 per cent to US$5,728 million (2007: US$19,133 million).

•	Return on average shareholders’ equity of 4.7 per cent (2007: 15.9 per cent).

•	Earnings per ordinary share down by 72 per cent to US$0.47 (2007: US$1.65).

At the year-end[1]

•	Total equity down by 26 per cent to US$100,229 million (2007: US$135,416 million).

•	Customer accounts and deposits by banks up by 1 per cent to US$1,245,411 million (2007: US$1,228,321 million).

•	Risk-weighted assets up by 2 per cent to US$1,147,974 million (2007: US$1,123,782 million).

Dividends and capital position[1]

•	Total dividends declared in respect of 2008 of US$0.64 per share, a decrease of 28.9 per cent over dividends for 2007; fourth interim dividend for 2008 of US$0.10 per share, a decrease of 74.4 per cent.

•	Tier 1 ratio of 8.3 per cent and total capital ratio of 11.4 per cent.

Dividends per share[2] (US dollars)	Return on average invested capital (per cent)

Earnings per share (US dollars)	Cost efficiency ratio (per cent)

For footnotes, see page 5.

Back to Contents
Capital and performance ratios

	2008	2007
	%	%
Capital ratios[1]
Tier 1 ratio	8.3	9.3
Total capital ratio	11.4	13.6

Performance ratios
Return on average invested capital[3]	4.0	15.3
Return on average total shareholders’ equity[4]	4.7	15.9
Post-tax return on average total assets	0.26	0.97
Post-tax return on average risk-weighted assets	0.55	1.95

Credit coverage ratios
Loan impairment charges as a percentage of total operating income	27.24	19.61
Loan impairment charges as a percentage of average gross customer advances	2.46	1.97
Total impairment allowances outstanding as a percentage of impaired loans at the year-end	94.3	98.1

Efficiency and revenue mix ratios
Cost efficiency ratio[5]	60.1	49.4
As a percentage of total operating income:
– net interest income	48.1	43.1
– net fee income	22.6	25.1
– net trading income	7.4	11.2

Financial ratios
Loans and advances to customers as a percentage of customer accounts	83.6	89.5
Average total shareholders’ equity to average total assets	4.87	5.69

Share information at the year-end

	2008	2007
US$0.50 ordinary shares in issue (million)	12,105	11,829
Market capitalisation (billion)	US$114	US$198
Closing market price per ordinary share:
– London	£6.62	£8.42
– Hong Kong	HK$73.70	HK$131.70
Closing market price per American Depositary Share[7]	US$48.67	US$83.71

	Over 1 year	Over 3 years	Over 5 years
HSBC total shareholder return to 31 December 2008[8]	84.5	84.5	98.5
Benchmarks:
– FTSE 100[9]	71.7	88.1	118.3
– MSCI World[10]	81.8	93.6	123.7
– MSCI Banks[11]	63.0	60.8	82.7
For footnotes, see page 5.

Back to Contents
H S B C H O L D I N G S P L C

Financial Highlights (continued)

5-year comparison

	Five-year comparison
		2008	2007	2006	2005	2004[12]
		US$m	US$m	US$m	US$m	US$m
	For the year
	Net interest income	42,563	37,795	34,486	31,334	31,099
	Other operating income	46,008	49,806	35,584	30,370	24,889
	Loan impairment charges and other credit risk provisions	(24,937)	(17,242)	(10,573)	(7,801)	(6,191)
	Total operating expenses	(49,099)	(39,042)	(33,553)	(29,514)	(26,487)
	Profit before tax	9,307	24,212	22,086	20,966	18,943
	Profit attributable to shareholders of the parent company	5,728	19,133	15,789	15,081	12,918
	Dividends[2]	11,301	10,241	8,769	7,750	6,932

	At the year-end
	Called up share capital	6,053	5,915	5,786	5,667	5,587
	Total shareholders’ equity	93,591	128,160	108,352	92,432	85,522
	Capital resources[1,13]	131,460	152,640	127,074	105,449	90,780
	Customer accounts	1,115,327	1,096,140	896,834	739,419	693,072
	Undated subordinated loan capital	2,843	2,922	3,219	3,474	3,686
	Preferred securities and dated subordinated loan capital[14]	50,307	49,472	42,642	35,856	32,914
	Loans and advances to customers[15]	932,868	981,548	868,133	740,002	672,891
	Total assets	2,527,465	2,354,266	1,860,758	1,501,970	1,279,974

		US$	US$	US$	US$	US$
	Per ordinary share
	Basic earnings	0.47	1.65	1.40	1.36	1.18
	Diluted earnings	0.47	1.63	1.39	1.35	1.17
	Dividends	0.93	0.87	0.76	0.69	0.63
	Net asset value at year-end[16]	7.44	10.72	9.24	8.03	7.66

	Share information
	US$0.50 ordinary shares in issue (millions)	12,105	11,829	11,572	11,334	11,172

		%	%	%	%	%
	Financial ratios
	Dividend payout ratio[17]	197.9	52.7	54.3	50.7	53.4
	Post-tax return on average total assets	0.26	0.97	1.00	1.06	1.14
	Return on average total shareholders’ equity	4.7	15.9	15.7	16.8	16.3
	Loans and advances to customers as a percentage of customer accounts	83.6	89.5	96.8	100.1	97.1

	Average total shareholders’ equity to average total assets	4.87	5.69	5.97	5.96	6.35

	Capital ratios[1]
	Tier 1 ratio	8.3	9.3	9.4	9.0	8.9
	Total capital ratio	11.4	13.6	13.5	12.8	12.0

	Foreign exchange translation rates to US$
Closing	– £:US$1	0.686	0.498	0.509	0.581	0.517
	– €:US$1	0.717	0.679	0.759	0.847	0.733
Average	– £:US$1	0.545	0.500	0.543	0.550	0.546
	– €:US$1	0.684	0.731	0.797	0.805	0.805

	For footnotes, see page 5.

Back to Contents
Consolidated Financial Statements

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2008, there were no unendorsed standards effective for the year ended 31 December 2008 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2008 are prepared in accordance with IFRSs as issued by the IASB.

      HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. Unless otherwise stated, the information presented in this document has been prepared in accordance with IFRSs.

     When reference to ‘underlying’ or ‘underlying basis’ is made in tables or commentaries, comparative information has been expressed at constant currency (see page 23) and adjusted for the effects of acquisitions and disposals. A reconciliation of reported and underlying profit before tax is presented on page 22.

Footnotes to ‘Financial Highlights’

1	The calculation of capital resources, capital ratios and risk-weighted assets for 31 December 2008 is on a Basel II basis. Comparatives are on a Basel I basis.
2	Dividends recorded in the financial statements are dividends per ordinary share declared in a year and are not dividends in respect of, or for, that year. First, second and third interim dividends for 2008, each of US$0.18 per ordinary share, were paid on 9 July 2008, 8 October 2008 and 14 January 2009, respectively. Note 12 on the Financial Statements provides more information on the dividends declared in 2008. On 2 March 2009 the Directors declared a fourth interim dividend for 2008 of US$0.10 per ordinary share in lieu of a final dividend, which will be payable to ordinary shareholders on 6 May 2009 in cash in US dollars, or in pounds sterling or Hong Kong dollars at exchange rates to be determined on 27 April 2009, with a scrip dividend alternative. The reserves available for distribution at 31 December 2008 were US$18,838 million.

Quarterly dividends of US$15.50 per 6.20 per cent non-cumulative Series A US dollar preference share, equivalent to a dividend of US$0.3875 per Series A ADS, each of which represents one-fortieth of a Series A dollar preference share, were paid on 17 March 2008, 16 June 2008, 15 September 2008 and 15 December 2008.
Quarterly coupons per 8.125 per cent capital securities of US$0.541 and US$0.508 were paid on 15 July 2008 and 15 October 2008 respectively.
3	The definition of return on average invested capital and a reconciliation to the equivalent GAAP measures are set out on page 19.
4	The return on average total shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by average total shareholders’ equity.
5	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.
6	This footnote is intentionally left blank.
7	Each American Depositary Share (‘ADS’) represents five ordinary shares.
8	Total shareholder return is defined on page 19.
9	The Financial Times Stock Exchange 100 Index.
10	The Morgan Stanley Capital International World Index.
11	The Morgan Stanley Capital International World Bank Index
12	Data for 2004 exclude the provisions of IAS 32, IAS 39 and IFRS 4, which were adopted with effect from 1 January 2005.
13	Capital resources are total regulatory capital, the calculation of which is set out on page 278.
14	Includes perpetual preferred securities, details of which can found in Note 32 on the Financial Statements.
15	Net of impairment allowances.
16	The definition of net asset value per share is total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue.
17	Dividends per share expressed as a percentage of earnings per share.

Back to Contents
H S B C H O L D I N G S P L C

Cautionary Statement Regarding Forward-Looking Statements

Cautionary Statement

The Annual Report and Accounts 2008 contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC.

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

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These factors include, among others:

•	changes in general economic conditions in the markets in which HSBC operates, such as:

	–	continuing or deepening recessions and fluctuations in employment;

	–	changes in foreign exchange rates, in both market exchange rates (for example, between the US dollar and pound sterling) and government-established exchange rates (for example, between the Hong Kong dollar and US dollar);

	–	volatility in interest rates;

	–	volatility in equity markets, including in the smaller and less liquid trading markets in Asia and Latin America;

	–	lack of liquidity in wholesale funding markets;
	–	illiquidity and downward price pressure in national real estate markets, particularly consumer-owned real estate markets;

	–	the length and severity of current market turmoil;

	–	the impact of lower than expected investment returns on the funding of private and public sector defined benefit pensions;

	–	the effect of unexpected changes in actuarial assumptions on longevity which would influence the funding of private and public sector defined benefit pensions; and

	–	consumer perception as to the continuing availability of credit, and price competition in the market segments served by HSBC.

•	changes in government policy and regulation, including:

	–	the monetary, interest rate and other policies of central banks and other regulatory authorities, including the UK Financial Services Authority, the Bank of England, the Hong Kong Monetary Authority, the US Federal Reserve, the US Securities and Exchange Commission, the US Office of the Comptroller of the Currency, the European Central Bank, the People’s Bank of China and the central banks of other leading economies and markets where HSBC operates;

	–	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;

	–	initiatives by local, state and national regulatory agencies or legislative bodies to revise the practices, pricing or responsibilities of financial institutions serving their consumer markets;

	–	changes in bankruptcy legislation in the principal markets in which HSBC operates and the consequences thereof;

	–	general changes in government policy that may significantly influence investor decisions, in particular in markets in which HSBC operates, including financial institutions newly taken into state ownership on a full or partial basis;

	–	extraordinary government actions as a result of current market turmoil;

Back to Contents
–	other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for HSBC’s products and services;

–	the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and

–	the effects of competition in the markets where HSBC operates including increased competition from non-bank financial services companies, including securities firms.
•		factors specific to HSBC:

	–	the success of HSBC in adequately identifying the risks it faces, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, HSBC’s ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses.

	–	the success of HSBC in addressing operational, legal and regulatory and litigation challenges.

Back to Contents
H S B C H O L D I N G S P L C

Group Chairman’s Statement

Group Chairman’s Statement

2008 was the most extraordinary year for the global economy and financial services in well over half a century. It marked the first crisis of the era of globalised securitisation. And it also marked the first crisis of the just-in-time global economy as the impact of the financial crisis fed rapidly straight into the performance of the real economy.

Causes of the crisis

The causes of the crisis are complex and interrelated. But we can clearly see that a number of different factors contributed:

•	First, the global financial imbalances that arose from the accelerating global economic shift towards emerging markets. The rapid growth of emerging economies created a macro-economic triangle, made up of: the major consumer markets, in particular the US but also a number of other Western economies; major producer nations – notably a number of fast-growing emerging markets which have been manufacturing a vast range of goods for consumption in the West; and resource providers whose wealth of hydrocarbons and other commodities have helped power the producer economies and have thus commanded such high prices until recently. This macro-economic triangle delivered high rates of growth, but also created major financial imbalances as producer nations and resource providers accumulated massive reserves whilst the US and other consumer markets ran significant and growing deficits.

•	Second, cheap credit. A large proportion of the accumulated savings of the producers and resource providers was invested in the world’s reserve currency, the US dollar, keeping rates low. This cheap money fuelled a consumer boom and rising house prices. It encouraged increased borrowing by banks and by their customers, fuelling asset price bubbles particularly in housing markets. Loose monetary conditions in the US and in much of the emerging world gave added strength to this already potent cocktail.

• Third, securitisation based on overly complex product structures. The complexity and opacity of certain financial instruments reached a point where even senior and experienced bankers and professional investors had trouble understanding them. This meant that people were selling and buying assets whose risks they had not properly assessed.

• And finally, excessive gearing. Many banks became overgeared and too dependent on wholesale funding, which they assumed, incorrectly, would never dry up. Assets were created on the back of ever higher leverage, both direct and indirect. And when the securitisation market began to collapse, banks found themselves with assets that they could neither sell nor fund, so forcing large losses on the asset side and a funding challenge on the liability side for which they were entirely unprepared.

The result has been unprecedented stress in the financial system, and it has led to a major breakdown in trust. In many countries, huge support from taxpayers has been required in order to stabilise the system.

Failings in the banking industry

The industry has done many things wrong. It is important to remember that many ordinary bankers have always sought to provide good service to their customers; but we must also recognise that there have been too many who have profoundly damaged the industry’s reputation.

Inappropriate products were sold inappropriately by many. Compensation practices ran out of control and perverse incentives led to dangerous outcomes. There is genuine and widespread anger that the contributors to the crisis were in some cases amongst the biggest beneficiaries of the system.

Underlying all these events is a question about the culture and ethics of the industry. It is as if, too often, people had given up asking whether something was the right thing to do, and focused only whether it was legal and complied with the rules. The industry needs to recover a sense of what is right and suitable as a key impulse for doing business.

Back to Contents

HSBC strategy intact

We at HSBC were not immune from the crisis. But we have built our business on very strong foundations and are able to report results which demonstrate our ability to withstand the storm.

     Our strategy has been tested and remains intact. We will continue to build our business by focusing on faster-growing markets around the world and on businesses where international connectivity is important – all from a position of financial strength. If anything, the current crisis validates our renewed focus over the last few years on fast-growing economies, since it will accelerate the shift in the world’s centre of economic gravity from west to east.

     Our robust balance sheet and liquidity means that we have continued to lend. In 2008, we grew our lending to commercial customers by 10 per cent on an underlying basis. Lending to personal customers increased in all regions except North America. And our brand strength continues to underpin our performance. It was noticeable that, at times of stress in many markets, HSBC was a beneficiary of funds flowing in. Recently, the HSBC brand was recognised as the number one brand in banking by Brand Finance.

Profitable from a broad-based earnings platform

Excluding the goodwill impairment on our North America Personal Financial Services business, HSBC reported a pre-tax profit for 2008 of US$19.9 billion, a decline of 18 per cent. On a reported basis, pre-tax profit was US$9.3 billion, down 62 per cent. Within this were some strong regional and business line performances. However, there is one area on which I would like to comment.

     For North America, we reported a loss of US$15.5 billion including the goodwill impairment charge of US$10.6 billion in Personal Financial Services. The significant deterioration in US employment and economic outlook in the fourth quarter of 2008 were the primary factors in causing us to write off all the remaining goodwill carried on our balance sheet in respect of our Personal Financial Services business in North America.

     The management team has worked tirelessly to address this problem acquisition in the US and we have considered all viable options. We saw the disruption in sub-prime lending as early as 2006 and sharply scaled back in 2007 while others continued

to grow. We also devoted considerable resources to helping our customers. Virtually no one then foresaw the subsequent scale of the deterioration in the US economy and financial markets. It is now clear that models of direct personal lending that depend on wholesale markets for funding are no longer viable. In light of this, we have taken the difficult decision that, with the exception of credit cards, we will write no further consumer finance business through the HFC and Beneficial brands in the US and close the majority of the network. Thus, in terms of new business, we are drawing a line and we will run off our existing business, providing all necessary support to HSBC Finance to enable it to do so in a measured way and meet all its commitments.

     HSBC has a reputation for telling it as it is. With the benefit of hindsight, this is an acquisition we wish we had not undertaken.

     The US remains the world’s largest economy and HSBC remains committed to the US, which we see as a core market for HSBC. HSBC Bank in the US is not affected by the restructure. In the immediate future we will focus on those businesses and customers for whom our global connectivity gives us advantage – primarily in corporate and commercial business, and in Private and Premier banking.

Performance overview and strategic activity

In this difficult environment, we missed our profitability targets. We hit our capital target with our tier 1 ratio at 8.3 per cent. We maintained a very conservative advances-to-deposits ratio at 84 per cent. We grew lending in each region outside North America on an underlying basis. And we constrained costs, with the cost efficiency ratio improving to 47.2 per cent, excluding the goodwill impairment mentioned above. We also continued implementation of OneHSBC, our programme to enhance customer experience and improve cost efficiency through standardising products, processes and technology around the world.

     We also acquired businesses in strategic areas – we acquired the assets, liabilities and operations of The Chinese Bank in Taiwan in March; IL&FS Investsmart, a retail brokerage in India in May; and, in October, the acquisition of Bank Ekonomi in Indonesia was announced. The first two are complete and being integrated, the last is expected to be completed in the second quarter. The most notable disposal was the sale of our regional bank network in France for a consideration of US$3.2 billion.

Back to Contents
H S B C H O L D I N G S P L C

Group Chairman’s Statement (continued)

Group Chairman's Statement

Thank you to our people

This was an extraordinary year and made extraordinary demands on many of our people. I want to express my sincere thanks for all their efforts and achievements. Our industry has rightly been under considerable public scrutiny and banks have been indiscriminately bunched together. It is through our staff that HSBC’s distinctive character stands out for our customers and it is they who ensure that not all banks are the same.

Dividend declaration and progressive dividend policy

The Directors have declared a fourth interim dividend for 2008 of US$0.10 per ordinary share (in lieu of a final dividend) which, together with the first three interim dividends for 2008 of US$0.18 already paid, will make a total distribution in respect of the year of US$0.64 per ordinary share. The payments in total represent a decrease of 29 per cent in US dollar terms compared with 2007 and of 15 per cent in sterling terms. The dividend will be payable on 6 May 2009 to shareholders on the register at the close of business on 20 March 2009.

     After 15 years of double-digit dividend growth, we did not make the decision to lower the dividend lightly. Very careful consideration was given to the current operating environment and the increased uncertainty over both the supply of capital required in an increasingly volatile financial world and a pro-cyclical regulatory capital framework.

     For 2009, HSBC has rebased the envisaged dividend per share for the first three interim dividends to US$0.08 to reflect the impact of the enlarged ordinary share capital following the Rights Issue we are announcing today, prevailing business conditions and capital requirements. The dividend payments remain substantial and reflect management’s long-term confidence in the business. HSBC will continue to aim to pay progressive dividends in line with the long-term growth of the business.

Maintaining HSBC’s financial strength

The logic of maintaining HSBC’s distinctive financial strength which we have applied to our dividend also applies to our capital position. We have announced today a Rights Issue to strengthen further our capital ratios. We propose to raise, on a fully underwritten basis, approximately US$17.7 billion of equity which will increase our capital ratios by 150 basis points, strengthening the core equity tier 1 ratio to 8.5 per cent and the tier 1 ratio to 9.8 per cent, both on a pro forma basis as at

31 December 2008. I shall be writing to all shareholders with full details.

     Over the past 12 months, many of our competitors have received significant government capital injections – something we said we could not envisage – or have raised capital from shareholders and other investors. Higher regulatory capital requirements, in part from the effect of the economic downturn on capital requirements under the Basel II regime, as well as changing market sentiment on appropriate levels of leverage, have also raised expectations regarding capital levels. We are determined that HSBC should maintain its signature financial strength and we are now raising the top of our target range for the tier 1 ratio so that the range will be from 7.5 per cent to 10 per cent.

     Planned internal capital generation remains strong and this capital raising will enhance our ability to deal with the impact of an uncertain economic environment and to respond to unforeseen events. Importantly, it will also give us options with respect to opportunities which we believe will present themselves to those with superior financial strength. These may involve organic investment in the continued taking of market share from more capital constrained competitors. There may also be opportunities to grow through targeted acquisitions by taking advantage of attractive valuations where the opportunities in question align with our strategy and the risks are understood.

Culture and compensation

We believe in the profound importance of culture and ethics in business. HSBC’s longstanding traditions of financial strength, long-term customer relationships and conservative management are as important today as ever. They have not always been fashionable and we have not always been perfect. One of the consequences of the crisis – and rightly – is that we are going to see a fundamental re-evaluation of the rules and regulations that govern our business. But we should remember that no amount of rules and regulations will be sufficient if the culture does not encourage people to do the right thing. It is the responsibility of Boards to supervise and management to embed a sustainable culture into the very fibre of the organisation. For HSBC, there is nothing more important.

     We also intend to play our part in rebuilding public trust in our industry. This means we must be willing to take part in and shape the debate on how our industry should evolve in the coming years, based on the lessons which must be learnt from this crisis. In particular, we strongly believe that the

Back to Contents

industry must respond to the requirement for a more sober and reasonable approach to compensation. At HSBC, we are committed to the principle of sensible market-related pay, structured to align executive actions with long-term shareholder interests. A small number of individuals in a market system will inevitably receive compensation that is high in absolute terms, but this must be genuinely linked to long-term shareholder interests. It is clear that the banking industry got it wrong in the go-go years: we will play our part in helping the industry respond appropriately to the new realities.

     It is right therefore that in HSBC’s case, I outline our present position. As Chairman I elected in 2007 to no longer receive any cash bonus award; any variable compensation would be delivered through performance share awards – which would only vest if performance hurdles are met. And no performance share awards will be made in the Group in respect of 2008. Mike Geoghegan, Group Chief Executive, and Stuart Gulliver, Chief Executive Global Banking and Markets, and Douglas Flint, Group Finance Director, have asked the Remuneration Committee not to consider them for any bonus award for 2008. No cash bonus award will be made to any Executive Director for 2008. Full details on Directors’ remuneration can be found in the Annual Report.

Learning the lessons

We are living through a genuinely global crisis; it cannot be solved by one nation alone. Governments need to work together with our industry to tackle the root causes of the crisis, while maintaining the open, globalised markets that have helped spread prosperity in the last two decades. Protectionism, both in trade and in capital flows, is a threat and in all its forms must be resisted.

     We must also urgently improve governance and regulation to create a more stable financial framework. The globalisation of financial markets contrasts sharply with the domestic agenda of the regulatory regimes that underpin it. We support intergovernmental efforts to enhance the coordination of regulatory oversight, since we believe that this is essential to the stable development of the international capital markets for the benefit of the common good.

Continued economic strain

The coming twelve months will be difficult. We expect parts of Asia, the Middle East and Latin America to continue to outperform Western economies, but to be constrained by the global downturn.

     We see unemployment rising through 2009 into 2010 in both the US and the UK, together with continuing declines in housing markets. We should remember that the US is the driver of the global economy and global growth depends on the US recovery.

     We remain confident that HSBC is well-placed in today’s environment and that our strength leads to opportunity. Our strategy has served HSBC well and positions it for long-term growth with attractive returns. HSBC continues to combine its position as the world’s leading emerging markets bank with an extensive international network across both developed and faster growing markets. At the same time, as the financial system exhibits stress, our competitive position is improving as the capacity and capabilities of financial institutions are constrained by lack of capital and funding; many of them are also focusing more on their domestic markets.

     Further strengthening our capital base will enhance our ability to deal with the impact of an uncertain economic environment and to respond to unforeseen events, as well as giving us options regarding opportunities which will undoubtedly present themselves to those with superior financial strength.

S K Green, Group Chairman
2 March 2009

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review

Principal activities / Strategic direction / Challenges and uncertainties

Principal activities

HSBC is one of the largest banking and financial services organisations in the world, with a market capitalisation of US$114 billion at 31 December 2008.

     Through its subsidiaries and associates, HSBC provides a comprehensive range of banking and related financial services. Headquartered in London, HSBC operates through long-established businesses and has an international network of some 10,000 properties in 86 countries and territories in five geographical regions: Europe; Hong Kong; Rest of Asia-Pacific, including the Middle East and Africa; North America and Latin America. Within these regions, a comprehensive range of financial services is offered to personal, commercial, corporate, institutional, investment and private banking clients. Services are delivered primarily by domestic banks, typically with large retail deposit bases, and consumer finance operations. Taken together, the five largest customers of HSBC do not account for more than one per cent of HSBC’s income.

     There were no significant acquisitions during the year (for details of acquisitions see page 418). HSBC disposed of its seven French regional banks for US$3.2 billion in July 2008 (see pages 418 and 458).

Strategic direction

HSBC’s strategic direction reflects its position as ‘The world’s local bank’, combining the largest global emerging markets banking business and a uniquely cosmopolitan customer base with an extensive international network and substantial financial strength.

     The Group’s strategy is aligned with key trends which are shaping the global economy. In particular, HSBC recognises that, over the long term, developing markets are growing faster than the mature economies, world trade is expanding at a greater rate than gross domestic product and life expectancy is lengthening virtually everywhere. Against this backdrop, HSBC’s strategy is focused on delivering superior growth and earnings over time by building on the Group’s heritage and skills. Its origins in trade in Asia have had a considerable influence over the development of the Group and, as a consequence, HSBC has an established and longstanding presence in many countries. The combination of local knowledge and international breadth is supported by a substantial financial capability founded on balance sheet strength, largely attributable to the scale of the Group’s retail deposit bases.

     HSBC is, therefore, continuing to invest primarily in the faster growing markets and, in the more developed markets, by focusing on businesses which have international connectivity. Central to these reshaping activities is a policy of maintaining HSBC’s capital strength and strong liquidity position.

     The Group has identified three main business models for its customer groups and global businesses that embody HSBC’s areas of natural advantage:

•	businesses with international customers for whom developing markets connectivity is crucial – Global Banking and Markets, Private Banking, the large business segment of Commercial Banking and the mass affluent segment of Personal Financial Services;

•	businesses with local customers where efficiency can be enhanced through global scale – the small business segment of Commercial Banking and the mass market segment of Personal Financial Services; and

•	products where global scale is possible through building efficiency, expertise and brand – global product platforms such as global transaction banking.

The means of executing the strategy, and further utilising the linkages within the Group, are clear:

•	the HSBC brand and global networks will be leveraged to reach new customers and offer further services to existing clients;

•	efficiency will be enhanced by taking full advantage of local, regional and global economies of scale, in particular by adopting a common systems architecture wherever possible; and

•	objectives and incentives will be aligned to motivate and reward staff for being fully engaged in delivering the strategy.

Challenges and uncertainties

Current economic and market conditions may adversely affect HSBC’s results.

The global economy has entered the most severe downturn for 80 years, with the financial services industry facing extraordinary turbulence. A shortage of liquidity, lack of funding, pressure on capital and extreme price volatility across a wide range of asset classes are putting financial institutions under considerable pressure. This is leading governments and central banks to undertake unprecedented intervention designed to stabilise the global and

Back to Contents

domestic financial systems, to stimulate new lending and to support systemically important institutions at risk of failing. Many developed economies have entered recession and growth has slowed in many emerging countries, with serious adverse consequences for asset values, employment, consumer confidence and levels of economic activity. Commodity prices have significantly retrenched, in many cases from recent historical highs, interest rate yield curves have flattened, interest rates have fallen in absolute terms and trade flows have contracted. Global equity markets have experienced severe declines and various currencies, including sterling, have depreciated significantly against the US dollar. Emerging markets have suffered as portfolio investments have been repatriated and cross-border inter-bank funding has been withdrawn. Numerous governments and central banks have responded by proposing programmes to make substantial funds and guarantees available to boost liquidity and confidence in their financial systems, as well as cutting taxes and lowering interest rates. It is not known whether these responses will be effective in addressing the severe economic and market conditions or whether recently proposed measures will be implemented as initially proposed.

     HSBC’s earnings are affected by global and local economic and market conditions. Dramatic declines in 2007 and 2008 in the housing markets in the US, the UK and elsewhere have combined with increasing unemployment to affect negatively the credit performance of real estate-related exposures, resulting in significant write-downs of asset values by financial institutions, including HSBC. These write-downs, initially of asset-backed securities but spreading to other securities and loans, have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger competitors or, in some cases, to fail.

     A worsening of these conditions may exacerbate the impact of these difficult market conditions on HSBC and other financial institutions and could have an adverse effect on HSBC’s operating results. In particular, the Group may face the following challenges in connection with these events:

•	HSBC’s ability to assess the creditworthiness of its customers or to estimate the values of its assets may be impaired if the models and techniques it uses become less accurate in their predictions of future behaviour, valuations or estimates. The process HSBC uses to estimate losses inherent in its credit exposure or assess the value of certain assets requires difficult, subjective and complex judgements. These include forecasts of economic conditions and how predicted economic scenarios might impair the ability of HSBC’s borrowers to repay their loans or might affect the value of assets. As a consequence, this process may be less capable of making accurate estimates which, in turn, may undermine the reliability of the process.

•	The demand for borrowing from creditworthy customers may diminish as economic activity slows.

•	Lower interest rates will reduce net interest income earned by HSBC on its excess deposits.

•	HSBC’s ability to borrow from other financial institutions or to engage in funding transactions on favourable terms, or at all, could be adversely affected by further disruption in the capital markets or deteriorating investor sentiment.

•	Market developments may affect consumer confidence and may cause declines in credit card usage and adverse changes in payment patterns, leading to increases in delinquencies and default rates, write-offs and loan impairment charges beyond HSBC’s expectations.

•	Loan impairment allowances and write-offs are likely to rise as a result of a deterioration in payment patterns and increased delinquencies and default rates caused by weakening consumer confidence and increased business failures. A worsening of these economic factors may exacerbate the adverse effects of these difficult market conditions on HSBC and others in the financial services industry.

•	HSBC expects to face increased regulation and supervision of the financial services industry, following new or proposed regulatory measures in countries in which it operates.

•	Trade and capital flows may further contract as a result of protectionist measures being introduced in certain markets.

•	Increased government ownership and control over financial institutions and further consolidation in the financial industry, which could significantly alter the competitive landscape.

     As a worldwide financial institution, HSBC is exposed to these developments across all its businesses, both directly and through their impact on its customers and clients. Local variations exist, however, reflecting regional circumstances and

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Challenges and uncertainties

presenting challenges to HSBC which are specific to those areas.

Europe

In the UK, the economy has entered recession and the currency has fallen in value against the US dollar, the yen and the euro. Changes in the marketplace are emerging following the part-nationalisation of some major financial institutions, and political interaction with the regulatory environment is becoming more frequent as the government seeks to stimulate lending to preserve economic activity. A period of low interest rates will reduce deposit spreads and HSBC’s retail business model will be more dependent on transactional fees and lending margin. Pension funding requirements, in particular for UK defined benefit schemes, will place increased financing demands on corporates, which may lead to unfunded commitments being drawn down, adding to pressure on system liquidity. The recent deterioration in credit quality is expected to continue as the economy contracts, with loan impairment charges rising as a result. Market volatility is also expected to continue.

     In France, changes in the marketplace are slowly emerging following government measures to stimulate lending and preserve economic activity. A period of low interest rates will not adversely impact spreads in the short-term but will have an adverse effect in later years. HSBC’s retail business model is dependent on banking fees to maintain profitability and a recovery in financial markets is necessary in order to enhance brokerage and management fees and stimulate fund management activities. Deterioration in credit quality is expected to continue as the economy contracts, with commercial loan impairment charges rising as a result. Personal loan impairment charges are expected to remain at around current levels unless there is a very deep recession.

     Conditions are likely to remain difficult in a number of markets in which HSBC currently trades and volatility is expected to continue.

Hong Kong and Rest of Asia-Pacific

In Asia-Pacific, a prolonged period of low interest rates is expected which will put pressure on HSBC’s net interest income from its strong deposit base. With capital market and currency volatility endemic, customers are likely to seek capital protection and become increasingly rate and risk sensitive, seeking out products which offer deposit insurance and government guarantees. Regulatory reforms in the areas of wealth management product complexity, sales requirements and liquidity and reserve ratios are likely, and these will lead to a higher cost of compliance, greater standardisation and slower product approvals. International trade is expected to continue to contract, affecting import and export volumes and reducing HSBC’s earnings from trade financing. The quality of the asset book will deteriorate if economic factors beyond HSBC’s control do not improve, reducing customer credit ratings and, as a consequence, increasing risk- weighted asset allocations and capital requirements. This could be exacerbated if capital continues to be repatriated from emerging markets to more developed economies to take advantage of lower asset prices, adversely affecting emerging markets’ balance of payments and foreign exchange reserves. However, Asia is expected to adapt quickly to secure recovery from the global recession, led by mainland China and India.

     The fall in global demand for oil products and related prices, and the contraction in financial surpluses held by key oil-producing countries following the declines in capital markets, will reduce the ability of some countries in the Middle East to maintain spending, borrowing and investment domestically and internationally. This will result in the cancellation or postponement of infrastructure projects which, together with weakening property prices, is expected to reduce both credit cover and revenue streams for financial institutions. The availability of economically priced, long-term funding is likely to contract. Business activity and private investment will also slow as consumer confidence declines. These factors will combine to place pressure on net revenues and on capital requirements.

North America

In the US, the steep decline in the housing market, with falling home prices and increasing foreclosures, and rising unemployment have resulted in significant write-downs of loans and advances and mortgage-backed securities. The effect of these write-downs subsequently spread to other capital market activities, leading many financial institutions to seek additional capital, merge with larger and stronger institutions and, in some cases, fail. Many lenders reduced or stopped providing funding to borrowers, including to other financial institutions. This market turmoil and resultant tightening of credit have led to an increased level of delinquencies, a fall in consumer confidence, increased market volatility and a widespread reduction in business activity in general. To date, various government intervention measures designed to stabilise the markets, including

Back to Contents

the decision of the Federal Reserve to reduce interest rates to unprecedentedly low levels, appear to be having an impact on the trading of both guaranteed and non-guaranteed debt in early 2009. A prolonged period of low Federal funds rates will put pressure on deposit spreads earned on HSBC’s deposit base. It is likely that these conditions will continue to adversely affect the Group’s results into 2010, the degree to which remains uncertain.

Latin America

Markets in Latin America are expected to be affected by recession in the developed world, particularly in the US. Output will fall as a decline in the demand for exports will adversely affect the export sector, and these factors are likely to combine with currency volatility to weaken the balance sheets of financial institutions. This may lead to a further contraction in the availability of credit, increasing the likelihood of bankruptcies and unemployment and reducing economic activity and consumption. Lower commodity prices and reduced remittance inflows are likely to affect economies in the region, particularly in Mexico and Central America. Exchange rates are likely to remain under pressure as growth stalls, and inflation may rise. The possibility of a combined credit crunch and stagflation in Latin America cannot be ruled out. The authorities may react with stricter prudential regulation and price controls. Public finances will come under strain if oil and other commodity prices remain low, restricting the authorities’ room for manoeuvre.

Risks associated with liquidity and funding, which are inherent in HSBC’s business, have been greatly increased by the current global market conditions

HSBC’s business model depends upon its ability to access financial resources whenever required to meet its obligations. To this end, HSBC seeks to maintain a diversified and stable funding base comprising core retail and corporate customer deposits and institutional balances and to augment this with wholesale funding and portfolios of highly liquid assets diversified by currency and maturity which are held to enable HSBC to respond to unforeseen liquidity requirements. HSBC’s earnings are affected by its ability to properly value financial instruments. In certain illiquid markets, determining the value at which financial instruments can be realised is highly subjective, and processes to ascertain value and estimates of value, both of which require substantial elements of judgement, assumptions and estimates (which may change over time), are required. Increased illiquidity adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline. Rating agencies, which determine HSBC’s own credit ratings and thereby influence the Group’s cost of funds, take into consideration management effectiveness and the success with which HSBC’s liquidity risk factors are managed. Actions by third parties and independent market participants, such as rating agency downgrades of instruments to which HSBC has exposure, can result in reduced liquidity and valuations of those instruments. HSBC’s liquidity could also be constrained by an inability to access the debt capital markets due to a variety of unforeseen market dislocations or interruptions.

     The extreme market conditions facing the financial services industry have been reflected in shortages of liquidity, lack of funding, pressure on capital and extreme price volatility across a wide range of asset classes. Illiquidity of these assets has prevented the realisation of existing asset positions and has constrained risk distribution in ongoing banking activities. The extreme market conditions, which have highlighted the importance of a strong diversified core deposit base, have also lead to increased competition for such deposits and the risk of deposit migration. HSBC’s Global Banking and Markets business operates in the markets affected by illiquidity and extreme price volatility, either directly or indirectly, through exposures to securities, loans, derivatives and other commitments, and HSBC has made substantial write-downs and impairments on illiquid legacy credit and structured credit positions. While it is difficult to predict how long the conditions described above will exist and which of HSBC’s markets, products and other businesses will be affected, continuation of these factors could have an adverse effect on the Group’s results.

HSBC has significant exposure to counterparty risk

HSBC’s ability to engage in routine transactions to fund its operations and manage its risks could be adversely affected by the actions and commercial soundness of other financial services institutions. Financial institutions are extremely interdependent because of trading, clearing, counterparty or other relationships. As a consequence, a default by, or decline in market confidence in, individual institutions, or anxiety about the financial services industry generally, can lead to further individual and/or systemic difficulties, defaults and losses. HSBC has exposure to virtually all major industries and counterparties, and it routinely executes

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Challenges and uncertainties / KPIs

transactions with counterparties in financial services, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose HSBC to credit risk in the event of default by its counterparty or client. Where counterparty risk has been mitigated by taking collateral, HSBC’s credit risk may be exacerbated if the collateral it holds cannot be realised or has to be liquidated at prices which are insufficient to recover the full amount of its loan or derivative exposure. The failure of one of HSBC’s counterparties could have an adverse effect on its results.

HSBC operates in a highly competitive environment, and competition could intensify as a result of current global market conditions

Consolidation in the financial services industry is increasingly concentrating activity in companies that are capable of offering a wide array of financial products at competitive prices, with globalisation exposing HSBC to competition in capital markets and financial services at global and local levels alike. In addition, technological advances, the growth of e-commerce, regulatory developments and public sector participation or guarantees have made it possible for non-depository institutions to offer products and services that traditionally were the preserve of banks. The prominence in recent years of sovereign wealth funds, private equity and hedge funds as alternative sources of funding – which has increased competition for traditional financial institutions – may ease as investors seek safer, more traditional alternatives. Competition may further intensify or the competitive landscape may change as the consolidation of financial services companies continues and others are brought into part or full public ownership in response to the current market conditions. HSBC’s ability to grow its businesses, and therefore its earnings, is affected by these competitive pressures and is dependent on HSBC’s ability to attract and retain talented and dedicated employees.

HSBC is subject to political and economic risks in the countries in which it operates

HSBC operates through an international network of subsidiaries and affiliates in 86 countries and territories around the world. Its results are therefore subject to the risk of loss from unfavourable political developments, currency fluctuations, social instability and change in government policies on such matters as expropriation, authorisations, international ownership, interest-rate caps, limits on dividend flows and tax in the jurisdictions in which it operates. These factors may also negatively affect revenues from the trading of securities and investment in securities, the effect being accentuated through certain international trading markets, particularly those in emerging market countries, being typically smaller, less liquid and more volatile than developed trading markets. HSBC’s subsidiaries’ and affiliates’ ability to pay dividends could be restricted by changes to official banking measures, exchange controls and other requirements. Because HSBC prepares its accounts in US dollars, while a substantial part of its assets, liabilities, assets under management, revenues and expenses are denominated in other currencies, changes in foreign exchange rates have an effect on its reported income and shareholders’ equity. For a detailed discussion of global and regional factors that impact the results of HSBC’s operations, see page 12.

Operational risks are inherent in HSBC’s business

HSBC is exposed to many types of operational risk, including fraudulent and other criminal activities (both internal and external), breakdowns in processes or procedures and systems failure or non-availability. HSBC is also subject to the risk of disruption of its business arising from events that are wholly or partially beyond its control (for example natural disasters, acts of terrorism, epidemics and transport or utility failures) which may give rise to losses in service to customers and/or economic loss to HSBC. All of these risks are also applicable where HSBC relies on outside suppliers or vendors to provide services to it and its customers.

HSBC is subject to legal risks, which have an adverse effect on the Group’s reputation

The risks to HSBC’s reputation arise from a variety of sources with the potential to cause harm to the Group and its ability to operate. These issues require the Group to deal appropriately with potential conflicts of interest; legal and regulatory requirements; ethical issues; anti-money laundering laws or regulations; privacy laws; information security policies; sales and trading practices; and the conduct of companies with which it is associated. Failure to address these issues appropriately may give rise to additional legal and compliance risk to HSBC, with an increase in the number of litigation claims and the amount of damages asserted against HSBC, or subject HSBC to regulatory enforcement actions, fines or penalties.

Back to Contents

Increased regulation of the financial services industry could have an adverse effect on HSBC’s operations

HSBC, its subsidiaries and its affiliates are subject to extensive and increasing regulation, accounting standards and interpretations thereof and legislation in the various countries in which the Group operates. From time to time, new laws are introduced, including tax, consumer protection, privacy and other legislation, which affect the operating environment in which the Group operates. As a result of the recent interventions by governments in response to global economic conditions, it is widely expected that there will be a substantial increase in government regulation and supervision of the financial services industry, including the imposition of higher capital requirements and restrictions on certain types of transaction structure. If enacted, such new regulations could require additional capital to be injected into HSBC’s subsidiaries and affiliates, require HSBC to enter into business transactions that are not otherwise part of its current Group strategy, prevent HSBC from continuing current lines of operations, restrict the type or volume of transactions HSBC may enter into, limit HSBC’s subsidiaries’ and affiliates’ ability to declare dividends to HSBC, or set limits on or require the modification of rates or fees that HSBC charges on certain loan or other products. HSBC may also face increased compliance costs and limitations on its ability to pursue business opportunities. Separately, the Basel II Accord’s requirement for financial institutions to increase their capital in response to deteriorating market conditions may have secondary effects on lending, which could exacerbate the current market downturn. These measures, alone or in combination, could have an adverse effect on HSBC’s operations.

     In the UK for example, the Banking Act 2009 includes a ‘Special Resolutions Regime’ which gives wide powers in respect of UK banks and their parent companies to the UK Treasury, the FSA and the Bank of England in circumstances where any such UK bank has encountered, or is likely to encounter, financial difficulties.

HSBC is subject to tax-related risks in the countries in which it operates, which could have an adverse effect on its operating results

HSBC is subject to the substance and interpretation of tax laws in all countries in which it operates.

A number of double taxation agreements entered into between countries also affect the taxation of the Group. Tax risk is the risk associated with changes in tax law or in the interpretation of tax law. It also includes the risk of changes in tax rates and the risk of consequences arising from failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to increased tax charges, including financial or operating penalties, for not complying as required with tax laws.

Key performance indicators

The Board of Directors and the Group Management Board monitor HSBC’s progress against its strategic objectives. Progress is assessed by comparison with the Group’s strategy, its operating plan targets and its historical performance using both financial and non-financial measures.

     As a prerequisite for the vesting of Performance Shares, the Remuneration Committee must satisfy itself that HSBC Holdings’ financial performance has shown a sustained improvement in the period since the award date. In determining this, the Remuneration Committee will take account of all relevant factors but in particular comparisons against the total shareholder return (‘TSR’) comparator group with regard to the financial key performance indicators (‘KPIs’) described below.

Financial KPIs

To support the Group’s strategy and ensure that HSBC’s performance can be monitored, management utilises a number of financial KPIs. The table below presents these KPIs for the period from 2004 to 2008. At a business level, the KPIs are complemented by a range of benchmarks which are relevant to the planning process and to reviewing business performance.

     HSBC has published a number of key targets against which future performance can be measured. Financial targets have been set as follows: the return on average total shareholders’ equity over the medium term has been set at 15-19 per cent; the cost efficiency ratio has been set in the range of 48-52 per cent; and the TSR in the top half of that achieved by peers. The cost efficiency ratio has been set as a range within which the business is expected to remain in order to accommodate the need for continued investment in support of future business growth.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

KPIs

Financial KPIs – trend analysis

	2008	2007	2006	2005	2004
	%	%	%	%	%

Revenue growth[1]	3.4	20.8	13.4	12.2	–
Revenue mix[2]
Net interest income	52.1	47.8	52.8	54.4	60.6
Net fee income	24.5	27.9	26.3	25.1	25.2
Other income[3]	23.4	24.3	20.9	20.5	14.2
Cost efficiency[4]	60.1	49.4	51.3	51.2	51.6
Credit performance as measured by risk adjusted margin[5]	4.8	6.0	6.3	6.3	6.8
Return on average invested capital[6]	4.0	15.3	14.9	15.9	15.0
Dividends per share growth[7]	(28.9)	11.1	11.0	10.6	10.0
Basic earnings per ordinary share[8] (US$)	0.47	1.65	1.40	1.36	1.18
Return on average total shareholders’ equity[9]	4.7	15.9	15.7	16.8	16.3

	Over	Over	Over
	1 year	3 years	5 years
Total shareholder return
HSBC TSR	84.5	84.5	98.5
Benchmarks:
– FTSE 100	71.7	88.1	118.3
– MSCI World	81.8	93.6	123.7
– MSCI Banks	63.0	60.8	82.7

1	The percentage increase in net operating income before loan impairment and other credit risk charges since the previous year.
2	As a percentage of net operating income before loan impairment charges and other credit risk provisions.
3	Other income comprises net operating income before loan impairment charges and other credit risk provisions less net interest income and net fee income.
4	Total operating expenses divided by net operating income before loan impairment and other credit risk charges.
5	Net operating income divided by average risk-weighted assets.
6	Profit attributable to ordinary shareholders divided by average invested capital.
7	The percentage increase in dividends per share since the previous year, based on the dividends paid in respect of the year to which the dividend relates.
8	Basic earnings per ordinary share is defined in Note 13 on the Financial Statements.
9	The return on average total shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by the average total shareholders’ equity.

     Revenue growth provides an important guide to the Group’s success in generating business. In 2008, total revenue grew by 3.4 per cent to US$81.7 billion, 2.1 per cent on an underlying basis, reflecting the resilience of HSBC’s income generating capabilities in these exceptionally difficult economic circumstances.

     Revenue mix represents the relative distribution of revenue streams between net interest income, net fee income and other revenue. It is used to understand how changing economic factors affect the Group, to highlight dependence on balance sheet utilisation for income generation and to indicate success in cross-selling fee-based services to customers with loan facilities. This understanding assists management in making business investment decisions. Comparison of the revenue mix between 2005 and 2007 shows a trend of net fee income increasing at a faster rate than net interest income. This trend has been reversed in 2008 as net fee income’s contribution fell by 3.4 percentage points mainly due to lower fees on cards and equity-related products.

     Cost efficiency is a relative measure that indicates the consumption of resources in generating revenue. Management uses this to assess the success of technology utilisation and, more generally, the productivity of the Group’s distribution platforms and sales forces. The cost efficiency ratio for 2008 deteriorated by 10.7 percentage points to 60.1 per cent. This included writing off goodwill in the US.

     Credit performance as measured by risk-adjusted margin is an important gauge for assessing whether credit is correctly priced so that the returns available after recognising impairment charges meet the Group’s required return parameters. The ratio for 2008 was 4.8 per cent, showing a decline of 1.2 percentage points over 2007, as loan impairment charges rose at a faster rate than income on higher average risk-weighted assets.

Back to Contents

     Return on average invested capital measures the return on the capital investment made in the business, enabling management to benchmark HSBC against competitors. In 2008, the ratio of 4.0 per cent was 11.3 percentage points lower than that reported in 2007. This decrease reflected the decline in profit driven by goodwill impairment, the significant increase in loan impairment charges, write-downs in credit trading, leveraged and acquisition finance, and monoline exposures. The comparative period included dilution gains which were not repeated.

     HSBC aims to deliver sustained dividend per share growth for its shareholders. The total dividend for 2008, based on the year to which the dividends relate (rather than when they were paid), amounts to US$0.64, a reduction of 28.9 per cent on 2007, reflecting the decline in profitability, prevailing business conditions and capital requirements. This basis differs from the disclosure in the five-year comparison on page 4.

     Basic earnings per share (‘EPS’) is a ratio that shows the level of earnings generated per ordinary share. EPS is one of two KPIs used in rewarding employees and is discussed in more detail in the Director’s Remuneration Report on page 315. EPS for 2008 was US$0.47, a decline of 71.5 per cent on 2007. This, in part, reflected the effect of recognising goodwill impairment in North America as well as the broad based impact of the global economic crisis. In 2007, EPS grew by 17.9 per cent over that reported in 2006.

     Return on average total shareholders’ equity measures the return on average shareholders’ investment in the business. This enables management to benchmark Group performance against competitors and its own targets. In 2008, the ratio was 4.7 per cent or 11.2 percentage points lower than in 2007 of which 8.6 percentage points related to the goodwill impairment recognised. This absolute performance is not regarded as satisfactory, being lower than management’s target range of between 15 and 19 per cent.

     Total shareholder return (‘TSR’) is used as a method of assessing the overall return to shareholders on their investment in HSBC, and is defined as the growth in share value and declared dividend income during the relevant period. TSR is a key performance measure in rewarding employees. In calculating TSR, dividend income is assumed to be invested in the underlying shares. The TSR benchmark is an index set at 100 and measured over one, three and five years for the purpose of comparison with the performance of a group of competitor banks which reflect HSBC’s range and breadth of activities. As the comparator group includes companies listed on overseas markets, a common currency is used to ensure that TSR is measured on a consistent basis. The TSR levels at the end of 2008 were 84.5, 84.5, and 98.5 over one, three and five years respectively. HSBC’s TSR over all periods, while disappointing in absolute terms, has significantly outperformed the peer group as the current financial crisis has had a significantly more adverse impact on their performance and rating.

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

Employee engagement

Employee engagement is a measure of employees’ emotional and rational attachment to HSBC. It is critical to the long-term success of the Group and, as such, an employee engagement target was included in the 2008 objectives for Group Executives (see Directors’ Remuneration Report, page 315).

     In 2008, HSBC conducted its second Global People Survey of HSBC’s permanent workforce worldwide. The 2008 participation rate of 93 per cent improved on the 2007 figure of 88 per cent, which was already around the highest in the industry.

     The Group’s employee engagement score rose from 60 per cent in 2007 to 67 per cent in 2008. In achieving 67 per cent, HSBC exceeded its target for 2008 of 62 per cent, the external global norm and the sector norm. Its 2009 target is 69 per cent.

     The 2008 survey covered 13 dimensions which included assessing for the first time whether action had been perceived to have been taken on the results of the 2007 survey. Employees rated HSBC above the external global norm across all dimensions. HSBC exceeded the external best-in-class norm for Corporate Sustainability, and the dimensions covering Strategy and Vision, Reputation, Direct Manager and Leadership were close to this norm.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Business Review (continued)

Reconciliation of reported and underlying profit before tax

Brand perception

In order to manage the HSBC brand most effectively, the Group tracks brand health amongst Personal Financial Services and Commercial Banking customers in each of HSBC’s major markets. The survey is conducted on a consistent basis by accredited, independent, third-party organisations. A weighted scorecard of brand measures produces an overall score for each market on a 100-point scale, which is then benchmarked against HSBC’s main competitors. The scores from each market are then weighted according to the risk-adjusted revenues in that market to obtain the overall Group score.

     In 2008, Personal Financial Services customers judged HSBC’s brand to be 9 points stronger than its competitors (+9), up from 6 points in 2007 and above the 8 point target. Commercial Banking customers judged the brand to be 6 points higher than HSBC’s competitors (+6), the same as in 2007.

     For 2009, HSBC will track brand health in more countries. During 2008, competitors were acquired or withdrew from certain markets, so HSBC re-benchmarked its 2008 performance in respect of both brand and customer satisfaction for Personal Financial Services and Commercial Banking. For 2009, the benchmark is +4 with a target of +5 for the former and, for the latter, the equivalent numbers are +6 and +7, respectively.

Customer satisfaction

Customer recommendation is an important driver of business growth for HSBC. HSBC uses a consistent measure of customer recommendation around the world to continue to improve the services provided by the Group to customers of Personal Financial Services and Commercial Banking. This measurement is carried out by accredited, independent, third-party organisations and the resulting recommendation scores are benchmarked against competitors.

     The 2008 customer recommendation target for Personal Financial Services increased from +1 to +2, failing to meet the target of +3 by a small margin. Commercial Banking met the target of +7 over competitors, up from +6 in 2007.

     In 2009, HSBC has adopted a new benchmark of +1 and a 2009 target of +3 for Personal Financial Services and a benchmark of +4 and a target of +4 for Commercial Banking.

IT performance and systems reliability

HSBC tracks two key measures as indicators of IT performance; namely, the number of customer transactions processed and the reliability and resilience of systems measured in terms of service availability targets.

Number of customer transactions processed

The number of customer transactions processed reflects the dependency on IT in the delivery channels that customers use to interact with HSBC. Monitoring the volumes by channel enables the Group to allocate resources appropriately. Overall, the results show the desired decrease in staff-assisted transactions. Self-service transactions increased as a result of the redesign of the Group’s distribution network and the continuing rollout of One HSBC Technologies, HSBC’s project to standardise its primary systems, products and processes. Internet transactions unexpectedly decreased as a direct result of lower online trading volumes in retail securities in 2008. To improve efficiency HSBC aims to manage the rate of increase in IT transaction processing costs to below the volume increase. The following chart shows the 2005 to 2008 volumes per delivery channel:

Number of customer transactions (millions)

Percentage of IT services meeting or exceeding targets

HSBC’s IT function establishes with its end-users service levels for systems performance, such as systems running 99.9 per cent of the time or credit card authorisations within two seconds, and monitors the achievement of each of these commitments. The following chart shows the percentage of IT services meeting or exceeding the agreed service targets by region. Overall, the results show a trend of improving service performance.

Back to Contents

Percentage of IT services meeting or exceeding targets

Reconciliation of reported and underlying profit before tax

HSBC measures its performance internally on a like-for-like basis by eliminating the effects of foreign currency translation differences, acquisitions, disposals and gains from the dilution of the Group’s interests in associates in 2007, which distort a year-on-year comparison. HSBC refers to this as its underlying performance.

     The tables below compare HSBC’s underlying performance in 2008 with 2007, and 2007 with 2006. Equivalent tables are provided for each of HSBC’s customer groups and geographical segments in their respective sections below.

     The foreign currency translation differences were mainly due to the strengthening of the US dollar against sterling in the second half of 2008 and its relative weakness against the euro and the Chinese renminbi in 2008 compared with 2007. The Group’s reported profit before tax in 2008 was 62 per cent lower than in 2007, with the effect of the change in foreign currency translation rates making a negligible difference. Comparing 2007 with 2006, the reported profit before tax growth was 10 per cent, of which 4 per cent was explained by exchange rate movements.

     The following acquisitions and disposals, which are listed in chronological order, affected both comparisons:

•	the acquisition of HSBC’s partner’s shares in life insurer, Erisa S.A., and property and casualty insurer, Erisa I.A.R.D. (together renamed ‘HSBC Assurances’) in France in March 2007;

•	the deemed disposals of the stakes in Ping An Insurance (Group) Company of China, Limited (‘Ping An Insurance’), Bank of Communications Co., Limited (‘Bank of Communications’) and Industrial Bank Co. Limited (‘Industrial Bank’), as a consequence of their share offerings on the domestic ‘A’ share market in mainland China in the first half of 2007, and of the stakes in Financiera Independencia S.A.B. de C.V. (‘Financiera Independencia’) in Mexico and Vietnam Technological and Commercial Joint Stock Bank (‘Techcombank’) following their share issues;

•	the disposal of the Hamilton Insurance Company Limited and Hamilton Life Assurance Company Limited in the UK in October 2007;

•	the sale of Wealth and Tax Advisory Services to its management in December 2007;

•	the acquisition of the assets, liabilities and operations of The Chinese Bank Co., Ltd. (‘The Chinese Bank’) in Taiwan in March 2008;

•	the sale of HSBC’s UK merchant acquiring business to a joint venture 49 per cent owned by the Group in June 2008; and

•	the disposal of seven French regional banking subsidiaries in July 2008.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Reconciliation of reported and underlying profit before tax / Financial summary

Reconciliation of reported and underlying profit before tax

	2008 compared with 2007

		2007
		acquisitions,		2007	2008
		disposals		at 2008	acquisitions
	2007 as	& dilution	Currency	exchange	and	Underlying	2008 as	Reported	Underlying
	reported	gains[1]	translation[2]	rates[3]	disposals[1]	change	reported	change	change
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	37,795	(389)	(4)	37,402	250	4,911	42,563	13	13
Net fee income	22,002	(239)	(152)	21,611	18	(1,605)	20,024	(9)	(7)
Other income[4]	19,196	(1,232)	(329)	17,635	3,148	(1,688)	19,095	(1)	(10)

Net operating income[5]	78,993	(1,860)	(485)	76,648	3,416	1,618	81,682	3	2
Loan impairment charges and other credit risk provisions	(17,242)	31	113	(17,098)	(6)	(7,833)	(24,937)	(45)	(46)

Net operating income	61,751	(1,829)	(372)	59,550	3,410	(6,215)	56,745	(8)	(10)
Operating expenses (excluding goodwill impairment)	(39,042)	514	301	(38,227)	(198)	(110)	(38,535)	1	–
Goodwill impairment	–	–	–	–	–	(10,564)	(10,564)	n/a	n/a

Operating profit	22,709	(1,315)	(71)	21,323	3,212	(16,889)	7,646	(66)	(79)
Income from associates	1,503	(12)	107	1,598	–	63	1,661	11	4

Profit before tax	24,212	(1,327)	36	22,921	3,212	(16,826)	9,307	(62)	(73)

	2007 compared with 2006

					2007
		2006		2006,	acquisitions
		acquisitions		at 2007	disposals	Under-
	2006 as	and	Currency	exchange	& dilution	lying	2007 as	Reported	Underlying
	reported	disposals[1]	translation[2]	rates[6]	gains[1]	change	reported	change	change
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	34,486	(3)	1,086	35,569	794	1,432	37,795	10	4
Net fee income	17,182	53	750	17,985	(47)	4,064	22,002	28	23
Other income[4]	13,698	(53)	733	14,378	1,113	3,705	19,196	40	26

Net operating income[5]	65,366	(3)	2,569	67,932	1,860	9,201	78,993	21	14
Loan impairment charges and other credit risk provisions	(10,573)	–	(243)	(10,816)	(133)	(6,293)	(17,242)	(63)	(58)

Net operating income	54,793	(3)	2,326	57,116	1,727	2,908	61,751	13	5
Operating expenses	(33,553)	2	(1,536)	(35,087)	(397)	(3,558)	(39,042)	(16)	(10)

Operating profit	21,240	(1)	790	22,029	1,330	(650)	22,709	7	(3)
Income from associates	846	–	20	866	(41)	678	1,503	78	78

Profit before tax	22,086	(1)	810	22,895	1,289	28	24,212	10	–

For footnotes, see page 143.

Back to Contents

Consolidated financial statements

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2008, there were no unendorsed standards effective for the year ended 31 December 2008 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2008 are prepared in accordance with IFRSs as issued by the IASB.

     HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. Unless otherwise stated, the accounting information presented in this document has been prepared in accordance with IFRSs.

Constant currency

Constant currency comparatives for 2007 and 2006 used in the 2008 and 2007 commentaries, respectively, are computed by retranslating into US dollars, for non-US dollar branches, subsidiaries, joint ventures and associates:

•	the income statements for 2007 and 2006 at the average rates of exchange for 2008 and 2007, respectively; and

•	the balance sheets at 31 December 2007 and 2006 at the prevailing rates of exchange on 31 December 2008 and 2007, respectively.

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

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Income statement

Income statement
	2008	2007	2006
	US$m	US$m	US$m

Interest income	91,301	92,359	75,879
Interest expense	(48,738)	(54,564)	(41,393)
Net interest income	42,563	37,795	34,486
Fee income	24,764	26,337	21,080
Fee expense	(4,740)	(4,335)	(3,898)
Net fee income	20,024	22,002	17,182
Trading income excluding net interest income	847	4,458	5,619
Net interest income on trading activities	5,713	5,376	2,603
Net trading income	6,560	9,834	8,222
Changes in fair value of long-term debt issued and related derivatives	6,679	2,812	(35)
Net income/(expense) from other financial instruments designated at fair value	(2,827)	1,271	692
Net income from financial instruments designated at fair value	3,852	4,083	657
Gains less losses from financial investments	197	1,956	969
Gains arising from dilution of interests in associates	–	1,092	–
Dividend income	272	324	340
Net earned insurance premiums	10,850	9,076	5,668
Gains on disposal of French regional banks	2,445	–	–
Other operating income	1,808	1,439	2,546

Total operating income	88,571	87,601	70,070
Net insurance claims incurred and movement in liabilities to policyholders .	(6,889)	(8,608)	(4,704)

Net operating income before loan impairment charges and other credit risk provisions	81,682	78,993	65,366
Loan impairment charges and other credit risk provisions	(24,937)	(17,242)	(10,573)

Net operating income	56,745	61,751	54,793

Employee compensation and benefits	(20,792)	(21,334)	(18,500)
General and administrative expenses	(15,260)	(15,294)	(12,823)
Depreciation and impairment of property, plant and equipment	(1,750)	(1,714)	(1,514)
Amortisation and impairment of intangible assets	(733)	(700)	(716)
Goodwill impairment	(10,564)	–	–

Total operating expenses	(49,099)	(39,042)	(33,553)

Operating profit	7,646	22,709	21,240
Share of profit in associates and joint ventures	1,661	1,503	846

Profit before tax	9,307	24,212	22,086
Tax expense	(2,809)	(3,757)	(5,215)

Profit for the year	6,498	20,455	16,871

Profit attributable to shareholders of the parent company	5,728	19,133	15,789
Profit attributable to minority interests	770	1,322	1,082

2008 compared with 2007

Reported pre-tax profits in 2008 fell by 62 per cent to US$9.3 billion and earnings per share declined to US$0.47. In a year characterised by a significant deterioration in the credit markets and by unprecedented illiquidity in most asset classes, return on average total shareholders’ equity fell to 4.7 per cent.

     The fall in profit before tax was exacerbated by recognition of a US$10.6 billion impairment charge which wrote off in full the goodwill carried on the balance sheet in respect of the Group’s investment in its North America Personal Financial Services business. This non-cash charge arose substantially in the second half of 2008 as heightened risk premia in the market increased discount rates and cash flows estimated from ongoing activities fell as the US economy continued to decline and the outlook for the business deteriorated.

Asian performance was strong, generating profit

Back to Contents

before tax of US$11.9 billion, broadly in line with results excluding the dilution gains which arose in 2007 when HSBC did not participate in share offerings by its mainland Chinese associates. Within Asia, Global Banking and Markets’ results were strongly ahead, driven by foreign exchange, Rates and securities services. Balance Sheet Management revenues rose significantly from positioning ahead of interest rate cuts, and were especially strong in Europe despite losses from the defaults of certain financial sector companies.

     With the exception of Personal Financial Services, which incurred significant losses in North America, all customer groups remained profitable. Commercial Banking and Private Banking delivered results broadly in line with 2007, while Global Banking and Markets’ profits declined.

     Performance was overshadowed by a US$7.7 billion rise in loan impairment charges and other credit risk provisions, largely from the US consumer finance business, and a further US$5.4 billion in trading write-downs on illiquid legacy positions in credit trading, leveraged and acquisition finance and monoline credit exposure in Global Banking and Markets. Increases in loan impairment charges and other credit risk provisions in Personal Financial Services and Commercial Banking, the latter rising rapidly in the second half of 2008 from a low base, occurred as the global economy slowed. Global Banking and Markets also experienced a rise in loan impairment charges and other credit risk provisions as refinancing options dried up for a number of companies as the market for long-term asset financing became increasingly illiquid. The market turmoil also led to impairments on equity securities in the available-for-sale portfolio.

The following items were significant:

•	the non-recurrence of US$1.1 billion of gains which arose in 2007 on the dilution of the Group’s stakes in various associates;

•	a US$3.9 billion increase (from US$2.8 billion in 2007 to US$6.7 billion) in fair value gains from wider credit spreads recorded predominantly on HSBC’s own long-term debt designated at fair value. These gains are reported in the ‘Other’ segment, are not allocated to customer groups and are not included within regulatory capital calculations;

•	the gain of US$2.4 billion on the sale of the French regional banks; and

•	a charge against trading income of US$984 million following the alleged fraud in December 2008 relating to Bernard L Madoff

     Investment Securities LLC (‘Madoff Securities’).

     On an underlying basis, profit before tax declined by 73 per cent compared with 2007. The difference between the reported and underlying results is explained on page 21. Except where stated otherwise, the commentaries in the Financial Summary are on an underlying basis.

2007 compared with 2006

The strength of HSBC’s geographically diversified business model was demonstrated by profit growth in a year in which financial markets experienced significant dislocation and the credit environment, particularly in the US, deteriorated markedly. Pre-tax profits in 2007 increased by 10 per cent to US$24.2 billion and earnings per share rose by 18 per cent to US$1.65. Despite difficult market conditions, the return on shareholders’ equity exceeded 15 per cent, capital ratios remained strong, revenue growth was in double digits and the cost efficiency ratio improved. For the first time in recent years, pre-tax profits from the Group’s emerging markets operations exceeded 60 per cent of total profits.

     On an underlying basis, profit before tax was broadly in line with 2006.

     The Group had a notably strong year in most emerging markets. Vigorous economic activity, strong trade flows and buoyant equity markets helped drive broadly based profit growth, with profits in all customer groups ahead of 2006. A strong performance in Asia in all customer groups compensated for the effect of deteriorating conditions in the US and slower growth in other mature markets. Commercial Banking and Private Banking again delivered record results, as did many of the businesses within Global Banking and Markets, including foreign exchange, payments and cash management, equities, HSBC Global Asset Management and securities services.

     The deterioration in credit quality which began in 2006 in a particular portfolio of purchased mortgages in the US consumer finance business widened in the second half of 2007, leading to significantly increased loan impairment charges in the US as economic conditions deteriorated and global market liquidity for asset-backed securities dried up. This lack of liquidity adversely affected credit trading and asset-backed securities businesses within Global Banking and Markets, where de-leveraging of traded markets contributed to volatility and lower valuations. The effect of these factors was partially offset by a gain on HSBC’s own debt designated at fair value.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Group performance > Net interest income / net fee income

Group performance by income and expense item

Net interest income

	2008	2007	2006
Net interest income[1] (US$m)	42,563	37,795	34,486
Average interest-earning assets (US$m)	1,466,622	1,296,701	1,113,404
Gross interest yield[2] (per cent)	6.23	7.12	6.82
Net interest spread[3] (per cent)	2.87	2.86	2.94
Net interest margin[4] (per cent)	2.90	2.91	3.10

1	Net interest income includes the cost of funding trading assets, while the related external revenues are reported in trading income. In HSBC’s customer group results, the cost of funding trading assets is included with Global Banking and Markets’ net trading income as an interest expense.

2	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).

3	Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate paid on average interest-bearing funds.

4	Net interest margin is net interest income expressed as an annualised percentage of AIEA.

2008 compared with 2007

Reported net interest income of US$42.6 billion rose by 13 per cent compared with 2007, 13 per cent on an underlying basis.

     Growth in net interest income was driven by significantly higher revenues in Balance Sheet Management, in part reflecting favourable positioning to take advantage of falling interest rates. Lending and deposit balances also grew strongly, while progressive reductions in central bank reference rates led to a decline in both asset yields and the cost of funds. Overall, spreads narrowed on an underlying basis.

     Average interest-earning assets increased to US$1,467 billion, led by growth in average loans and advances to customers. This was mainly due to an increase in average term lending balances in Europe and Asia.

     An increase in average interest-bearing liabilities was driven by growth in average customer accounts, notably in Europe. HSBC attracted substantial deposits from customers who valued HSBC’s perceived strength at a time of global financial market turmoil and customers also expressed a preference for security and liquidity following declines in equity markets.

     Interest rates were cut aggressively in many countries during 2008, as central banks reduced their reference rates as part of stimulus programmes introduced in response to deteriorating economic conditions. This contributed to a decline in asset yields. The cost of funds also fell, but this was less significant than the decline in yields as spreads narrowed overall on an underlying basis.

     In North America, net interest income was also adversely affected by rises in loan modifications designed to reduce the payment burden on the Group’s customers, and impaired loans.

2007 compared with 2006

Reported net interest income increased by 10 per cent to US$37.8 billion, 4 per cent on an underlying basis. The increase was driven by an underlying 10 per cent rise in average interest earning assets to US$1,297 billion, partly offset by a decline in spreads as funding costs rose more than yields.

     The growth in average interest earning assets was due to a 6 per cent rise in average loans and advances to customers. HSBC continued to focus on competitive liability products, with average deposits and current account balances rising by 16 per cent, driven by customer acquisition in Rest of Asia-Pacific and deposit balance growth in North America, Europe and Hong Kong.

     Balance Sheet Management revenues increased compared with 2006, particularly in Hong Kong and Rest of Asia-Pacific as deposits grew strongly.

     Lending spreads in 2007 reflected the continued benign corporate and commercial credit conditions that have existed in the last three or four years. However, some upward re-pricing occurred in personal lending as a result of growing delinquency and restricted credit appetite and, as market liquidity diminished in the last four months of 2007, the value and cost of funds, including the cost of funding HSBC’s trading activities, rose markedly.

Back to Contents

Net fee income

	2008	2007	2006
	US$m	US$m	US$m
Cards	5,844	6,496	5,367
Account services	4,353	4,359	3,633
Funds under management	2,757	2,975	2,718
Insurance	1,771	1,836	1,358
Broking income	1,738	2,012	1,354
Credit facilities	1,313	1,138	922
Global custody	1,311	1,404	797
Imports/exports	1,014	866	780
Remittances	610	556	472
Unit trusts	502	875	520
Corporate finance	381	409	255
Underwriting	325	367	286
Trust income	325	299	248
Taxpayer financial services	168	252	263
Maintenance income on operating leases	130	139	122
Mortgage servicing	120	109	97
Other	2,102	2,245	1,888

Total fee income	24,764	26,337	21,080
Less: fee expense	(4,740)	(4,335)	(3,898)

Net fee income	20,024	22,002	17,182

2008 compared with 2007

Reported net fee income declined by 9 per cent to US$20 billion, 7 per cent lower on an underlying basis.

     Lower equity market-related revenues, notably in Hong Kong, were driven by weakened investor sentiment, and reflected in the fall of 17 per cent in the aggregate of broking income, global custody and unit trust income. Similarly, fund management fees declined as equity markets retreated and lower performance fees were earned.

     HSBC announced revisions to its credit card fee charging policies in the US in 2007, and this fed through as expected in the form of a substantial decline in overlimit fees, further compounded by lower cash advance and interchange fee income as a result of reduced volumes. In the UK, the divestment in 2008 of the card acquiring business resulted in reduced card acquiring fees. Offsetting these factors were rises in card fees in Hong Kong, the Middle East, India and Turkey.

     Fee income from credit facilities rose, notably in the Middle East, in line with customer volumes. Growth in fee income from trade and supply chain products reflected higher volumes and customer acquisition in India and, to a greater extent in the Middle East, increased activity driven by commodity price inflation.

2007 compared with 2006

Reported net fee income increased by 28 per cent to US$22 billion, 23 per cent on an underlying basis.

     The rise in card fee income was mainly in the US and Mexico. Income growth in the US was driven by higher late and over-limit fees in addition to higher balances. Revenue from enhancement services on cards also increased. In Mexico, the credit card business continued to grow, both in balances and in transaction volumes.

     Higher income from funds under management products, broking services, unit trusts and global custody was driven by buoyant stock markets in Hong Kong and throughout the Rest of Asia-Pacific region, enhanced by the launch of new investment schemes.

     Increased account services income was due to higher levels of customer activity in Europe, North America and Latin America. In the US, growth in credit card balances triggered an increased use of the Intellicheck service. In the UK, growth in the sale of fee-based packaged accounts contributed to a rise in account services fees.

     An increase in insurance fees was driven by higher life insurance commission income, boosted by new product offerings in Hong Kong.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Group performance > Net trading income / Net income from financial instruments at FV

Net trading income

	2008	2007	2006
	US$m	US$m	US$m
Trading activities	2,988	4,521	5,465
Net interest income on trading activities	5,713	5,376	2,603
Other trading income – hedge ineffectiveness:
– on cash flow hedges	(40)	(77)	(122)
– on fair value hedges	5	19	16
Non-qualifying hedges	(1,122)	(5)	260
Losses on collapse of Madoff Securities	(984)	–	–

Net trading income[1,2]	6,560	9,834	8,222

1	The cost of internal funding of trading assets was US$5,547 million (2007: US$5,433 million; 2006: US$2,658 million) and is excluded from the reported ‘Net trading income’ line and included in ‘Net interest income’. However, this cost is reinstated in ‘Net trading income’ in HSBC’s customer group and global business reporting.

2	Net trading income includes US$529 million (2007: US$34 million), associated with changes in the fair value of issued structured notes and other hybrid instrument liabilities derived from movements in HSBC issuance spreads.

2008 compared with 2007

Reported net trading income fell by 33 per cent to US$6.6 billion, 32 per cent lower on an underlying basis.

     Net income from trading activities declined by 81 per cent, driven by the continuing effect of the market turmoil which led to US$5.4 billion of write-downs on legacy monoline credit exposures, credit trading and leveraged and acquisition finance loans. More information about the losses, the associated assets and residual exposure is provided in ‘Impact of Market Turmoil’ on pages 144 to 162.

     Record foreign exchange trading income was due to increased customer volumes and market volatility across all regions, as investors sought to reduce risk in the second half of 2008, driving growth in global foreign exchange trading as demand for assets denominated in US dollars and Japanese Yen increased.

     Rates trading income rose substantially, with record revenues in the first half of 2008 due to favourable positioning against movements in interest rate yield curves as central banks responded to the market turmoil by lowering short-term interest rates. Revenues were also boosted by an increased number of deals, widening spreads and increased customer demand for trading and hedging products.

     The decline in equities trading income reflected weaker equity markets, particularly in Hong Kong, where demand for structured equity products fell. In addition, following the alleged fraud at Madoff Securities, HSBC wrote off the value of units it held in funds that had invested with the company and took a US$984 million charge. The units had been acquired in connection with various financing transactions HSBC had entered into with institutional clients.

     The decline in non-qualifying hedges related to mark-to-market losses on cross-currency swaps as the US dollar appreciated and on interest rate swaps as interest rates fell in late 2008.

     Widening credit spreads led to further gains on credit default swap transactions in parts of the Global Banking portfolio.

2007 compared with 2006

Reported net trading income increased by 20 per cent to US$9.8 billion, 13 per cent on an underlying basis.

      Net interest income on trading activities more than doubled, mainly due to increased holdings of shorter maturity assets in the UK.

     Net trading income was significantly affected by a total of US$2.1 billion of write-downs on credit trading, leveraged and acquisition financing positions, and monoline credit exposures, resulting from deterioration in the credit market in the second half of 2007. The write-downs arose mainly in the US and, to a lesser extent, the UK.

     Income from foreign exchange trading increased by 40 per cent to a record result. Revenues were driven by higher customer volumes, against the backdrop of a weakening US dollar and greater market volatility.

     Trading income from structured derivatives fell by 26 per cent. The structured credit business incurred losses in the second half of the year in the difficult trading conditions. This was partly offset by higher trading income from other structured derivative products, following investment made in technical expertise and systems in previous years.

     Record results were achieved in the equities business, reflecting strong growth across all regions, particularly Europe.

Back to Contents

Net income from financial instruments designated at fair value

		2008	2007	2006
		US$m	US$m	US$m
Net income arising from:
–	financial assets held to meet liabilities under insurance and
	investment contracts	(5,064)	2,056	1,552
–	liabilities to customers under investment contracts	1,751	(940)	(1,008)
–	HSBC’s long-term debt issued and related derivatives	6,679	2,812	(35)
	– change in own credit spread on long-term debt	6,570	3,055	(388)
	– other changes in fair value[1]	109	(243)	353
–	other instruments designated at fair value and related derivatives	486	155	148

Net income from financial instruments designated at fair value		3,852	4,083	657

Financial assets designated at fair value at 31 December		28,533	41,564	20,573
Financial liabilities designated at fair value at 31 December		74,587	89,939	70,211

1	Includes gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with HSBC’s long-term debt issued.

     HSBC designates certain financial instruments at fair value to remove or reduce accounting mismatches in measurement or recognition, or where financial instruments are managed and their performance is evaluated together on a fair value basis. All income and expense from financial instruments designated at fair value are included in this line except for interest arising from HSBC’s issued debt securities and related derivatives managed in conjunction with those debt securities, which is recognised in ‘Interest expense’.

     HSBC principally uses the fair value designation in the following instances:

•

for certain fixed-rate long-term debt issues whose rate profile has been changed to floating through interest rate swaps as part of a documented interest rate management strategy.
Approximately US$59 billion (2007: US$66 billion) of the Group’s debt issues have been accounted for using the fair value option.

The movement in fair value of these debt issues includes the effect of own credit spread changes and any ineffectiveness in the economic relationship between the related swaps and own debt. As credit spreads widen or narrow, accounting profits or losses are booked, respectively. The size and direction of the accounting consequences of changes in own credit spread and ineffectiveness can be volatile from year to year, but do not alter the cash flows envisaged as part of the documented interest rate management strategy; as a consequence of this, gains and losses arising from changes in own credit spread on long-term debt are not regarded internally as part of managerial performance. Similarly, such gains and losses are ignored in the calculation of regulatory capital.

•	for approximately US$11 billion (2007: US$17 billion) of financial assets held to meet liabilities under insurance contracts, and certain liabilities under investment contracts with discretionary participation features; and

•	for approximately US$7 billion (2007: US$14 billion) of financial assets held to meet liabilities under unit-linked and other investment contracts.

2008 compared with 2007

Reported net income from financial instruments designated at fair value decreased by US$231 million to US$3.9 billion in 2008.

      Credit spreads widened significantly during the year, leading to US$6.6 billion of positive fair value movements on certain long-term debt issued by the Group, compared with US$3.1 billion in 2007. These fair value movements will fully reverse over the life of the debt. The cumulative fair value adjustment at 31 December 2008 amounted to US$8.0 billion.

     A negative movement of US$5.1 billion was recorded in the fair value of assets held to back insurance and investment contracts, compared with a positive movement of US$2.1 billion in 2007. This reflected investment losses driven by falling equity and bond markets, predominantly affecting the value of assets held in unit-linked and participating funds in Hong Kong, France and the UK. The negative movement in fair value is partially offset by a corresponding reduction in ‘Net insurance claims and movement in liabilities to policyholders’, where unit-linked policyholders in particular participate in the investment performance experienced on the investment portfolios held to support the liabilities.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Group performance > Gains less losses from financial investments / Dilution gains / Net earned insurance premiums

     For assets held to meet liabilities under investment contracts the corresponding reduction in the liability to customers is also reported within net income from financial instruments designated at fair value. A reduction of US$1.8 billion in the movement in fair value of liabilities held under investment contracts compared with an increase in the fair value of liabilities of US$940 million in 2007.

2007 compared with 2006

Credit spreads widened significantly in the second half of 2007, leading to a substantial increase in net income from financial instruments designated at fair value compared with 2006. This was primarily driven by a widening in credit spreads on certain fixed-rate long-term debt issued by HSBC Holdings and its subsidiaries. These cumulative gains will fully reverse over the life of the debt. The cumulative adjustments to reserves (when the policy is applied for the first time) and the income statement (subsequent applications of the policy), reflecting the change in own credit spread since the fair value option was available, was US$1.6 billion after taking into account the US$3.1 billion credit in 2007.

     Income from assets held to meet liabilities under insurance and investment contracts also rose, by 32 per cent, reflecting primarily premium growth and higher investment returns on the portfolios held by the insurance businesses in the UK and Hong Kong. The change in fair value of liabilities under investment contracts declined by 7 per cent.

Gains less losses from financial investments

	2008	2007	2006
	US$m	US$m	US$m
Net gain from disposal of:
– debt securities	19	120	252
– equity securities	1,216	1,864	702
– other financial investments	4	14	15

	1,239	1,998	969
Impairment of available-for-sale equity securities	(1,042)	(42)	–

Gains less losses from financial investments	197	1,956	969

2008 compared 2007

Reported gains less losses of US$197 million from financial investments during 2008 were 90 per cent lower than in 2007, 93 per cent lower on an underlying basis. A reduction in net gains from disposals was compounded by significant impairments recognised on equity securities held in the available-for-sale portfolio as certain investments were marked down to reflect the prevailing market conditions.

     The redemption of Visa Inc. (‘Visa’) shares following its IPO resulted in significant gains, and there were further gains from the sale of MasterCard Inc. (‘MasterCard’) shares. These were more than offset by losses in Principal Investments and the non-recurrence of various significant gains in 2007, mostly in respect of Euronext, the European stock exchange, and a credit bureau in Brazil.

     Declining equity markets caused impairments to be recognised against a number of strategic investments in Asia, held in the available-for-sale portfolio and on private equity investments, mainly in Europe. The market turmoil in the US also led to impairments against investments in various US financial institutions.

2007 compared with 2006

Net gains of US$2.0 billion were reported by HSBC as a result of the disposal of financial investments during 2007, a two-fold increase over 2006 and 93 per cent higher on an underlying basis.

     The increase was driven by the sale of shares and various equity investments in all regions, including holdings in Euronext (the European stock exchange), MasterCard in North America and a credit bureau in Brazil. In Private Banking, a gain of US$91 million arose from the sale of a further holding in the Hermitage Fund, compared with US$117 million in 2006. The gains in 2007 were marginally offset by the non-recurrence of a US$101 million gain on the sale of part of HSBC’s stake in UTI Bank Limited in 2006.

Back to Contents

Gains arising from dilution of interests in associates

In 2007, HSBC’s associates, Industrial Bank, Ping An Insurance and Bank of Communications in mainland China, Financiera Independencia in Mexico and Techcombank in Vietnam issued new shares for which HSBC did not subscribe. As a

Net earned insurance premiums

consequence of the new monies raised by the associates, HSBC’s share of their underlying assets increased by US$1.1 billion, notwithstanding the reduction in the Group’s interests. These gains were presented in the income statement as ‘Gains arising from dilution of interests in associates’, and should be regarded as exceptional.

	2008	2007	2006
	US$m	US$m	US$m
Gross insurance premium income	12,547	11,001	6,455
Reinsurance premiums	(1,697)	(1,925)	(787)

Net earned insurance premiums	10,850	9,076	5,668

2008 compared with 2007

Reported net earned insurance premiums amounted to US$10.9 billion, 20 per cent higher than in 2007. HSBC acquired the remaining interest in HSBC Assurances in France in March 2007 and, in October 2007, sold the Hamilton Insurance Company Limited and Hamilton Life Assurance Company Limited in the UK. On an underlying basis, net earned insurance premiums increased by 14 per cent.

     Growth in net earned insurance premiums was driven by a continued strong performance from the UK life assurance business, mainly as a result of higher sales of the Guaranteed Income Bond, a non-linked product that was launched in June 2007. The introduction of enhanced life assurance benefits to certain pension products, which led to these products being reclassified as insurance contracts, also resulted in higher premiums.

     The Hong Kong insurance business also performed well with respect to premium growth, due to stronger sales of products with discretionary participation features (‘DPF’) and an increase in regular premiums partly offset by a reduction in unit-linked premiums.

     In France, HSBC Assurances performed well in a declining market, as three promotional campaigns during the year contributed to growth in sales of policies with DPF. However, a significant one-off reinsurance transaction undertaken during 2008 caused net earned insurance premiums to decrease compared with 2007.

2007 compared with 2006

Reported net earned insurance premiums of US$9.1 billion were 60 per cent higher than in 2006, boosted by HSBC’s acquisition in the first half of 2007 of the remaining shares in HSBC Assurances in France and the purchase of HSBC Bank Panama in Central America in late 2006. Underlying net insurance premiums grew by 21 per cent.

     Growth in net earned insurance premiums was achieved in all regions except North America, primarily from new business growth in the life insurance business in Europe, Hong Kong and Latin America. An increase in net earned premiums was recorded in the UK due to higher sales of Guaranteed Income Bonds and the introduction of enhanced death benefits to pension contracts. New product launches also aided growth in Hong Kong. In Latin America, higher premiums in Brazil were driven by increased sales of pension products with linked-life policies.

     In non-life insurance, the UK benefited from a decision to reduce the proportion of risk and corresponding premiums ceded to reinsurers compared with 2006. The Latin American business also performed well, led by growth in motor premiums in Argentina. However, results in North America declined, as a reduction in loan volumes led to a fall in credit insurance sales and HSBC stopped reinsuring credit insurance for other lenders.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Group performance > Other operating income / Net insurance claims incurred

Other operating income

	2008	2007	2006
	US$m	US$m	US$m
Rent received	606	630	687
Gains/(losses) recognised on assets held for sale	(130)	5	28
Valuation gains/(losses) on investment properties	(92)	152	164
Gain on disposal of property, plant and equipment, intangible assets and non-financial investments	465	213	781
Change in present value of in-force long-term insurance business	286	(145)	40
Gain on repurchase of 8 Canada Square	416	–	–
Other	257	584	846

Other operating income	1,808	1,439	2,546

2008 compared with 2007

Reported other operating income of US$1.8 billion was 26 per cent higher than in 2007. This included gains of US$425 million on the sale of the card merchant acquiring business in the UK and US$71 million on the sale of HSBC’s entire stake in Financiera Independencia, a Mexican consumer lending company. On an underlying basis, other operating income fell by 23 per cent.

     The difficult property market conditions in the UK led to a loss in value of a property fund, lower income from the sale of property fund assets and a reduction in Group real estate disposals in 2008. Similarly, in Hong Kong revaluation gains on investment properties did not recur.

     Life assurance enhancements to pension products resulted in increased present value of in-force long-term insurance (‘PVIF’) business, which also benefited from the non-recurrence of regulatory changes in 2007 in the UK.

     During 2008, HSBC recognised a gain of US$416 million in respect of the purchase of the subsidiary of Metrovacesa which owned the property and long leasehold comprising 8 Canada Square, London. See Note 23 on the Financial Statements.

     Other operating income declined, driven by losses on sale of the Canadian vehicle finance business and other loan portfolios in 2008, in addition to the non-recurrence of gains on disposal of fixed assets and private equity investments in 2007.

2007 compared with 2006

Reported other operating income of US$1.4 billion was 43 per cent lower than in 2006, 51 per cent lower on an underlying basis.

     Significant decreases in gain on disposal of property and other income were driven by lower proceeds from the sale of real estate in the declining US property market. This was compounded by the non-recurrence of income earned on asset disposals in 2006, including the sale of the former head office building of Hang Seng Bank in Hong Kong and properties in Japan and India, and the transfer of the credit card acquiring business into a joint venture with Global Payments Inc. A gain on the sale and leaseback of a London building in 2007 and the non-recurrence of a loss on sale on asset disposals in 2006 partially offset these factors.

     Although HSBC sold its Canary Wharf headquarters building at 8 Canada Square in 2007, the gain remained unrecognised as the Group continued to provide bridge finance for the debt portion of the transaction.

     PVIF business declined, primarily due to a change in the calculation methodology employed in the UK as HSBC implemented regulatory changes to the rules governing the calculation of insurance liabilities. This had a marginally positive effect on profit as there was a corresponding reduction in policyholder liabilities. Income rose in Mexico due to a refinement of the income recognition methodology in respect of long-term insurance contracts.

Back to Contents

Net insurance claims incurred and movement in liabilities to policyholders

	2008	2007	2006
	US$m	US$m	US$m
Insurance claims incurred and movement in liabilities to policyholders:
– gross	9,206	9,550	5,072
– reinsurers’ share	(2,317)	(942)	(368)

– net[1]	6,889	8,608	4,704

1	Net insurance claims incurred and movement in liabilities to policyholders arise from both life and non-life insurance business. For non-life business, amounts reported represent the cost of claims paid during the year and the estimated cost of notified claims. For life business, the main element of claims is the liability to policyholders created on the initial underwriting of the policy and any subsequent movement in the liability that arises, primarily from the attribution of investment performance to savings-related policies. Consequently, claims rise in line with increases in sales of savings-related business and with investment market growth.

2008 compared with 2007

Reported net insurance claims incurred and movement in liabilities to policyholders decreased by 20 per cent to US$6.9 billion. HSBC acquired the remaining interest in HSBC Assurances in France in March 2007 and, in October 2007, sold the Hamilton Insurance Company Limited and Hamilton Life Assurance Company Limited in the UK. On an underlying basis, net insurance claims incurred and movement in liabilities to policyholders fell by 22 per cent.

     The reduction in net insurance claims incurred and movement in liabilities to policyholders primarily reflected the impact of markedly weaker investment markets worldwide. This led to a reduction in liabilities to policyholders on unit-linked and, to a certain extent, participating policies where policyholders participate in the investment performance of the assets supporting the liabilities. As noted above, the losses experienced on the assets held to support insurance contract liabilities are reported in ‘Net income from financial instruments designated at fair value’.

     The decline arising from market value movements was partially offset by an increase in claims incurred and movement in liabilities to policyholders driven by new business growth, most significantly in France, the UK and Hong Kong. In addition, 2007 was affected by the implementation of an FSA regulatory change, which led to lower gross liability valuations in that year, along with a reduction in the corresponding reinsurers’ share.

     A significant increase in the reinsurers’ share of claims incurred and movement in liabilities to policyholders was primarily driven by the above regulatory change plus an increase in a reserve provision on a unit-linked product in Hong Kong, which was fully reinsured. In addition, a significant one-off reinsurance transaction was undertaken in France during 2008.

2007 compared with 2006

Reported net insurance claims incurred and movement in liabilities to policyholders of US$8.6 billion were 83 per cent higher than in 2006 following the acquisition of the remaining shares in HSBC Assurances in France in March 2007 and HSBC Bank Panama in late 2006. The increase was 32 per cent on an underlying basis.

     Growth in net insurance claims incurred and movement in liabilities to policyholders was largely driven by the life insurance business. This reflected a combination of business growth, and was in line with higher net earned insurance premiums and, where policyholders participate in the investment performance of the assets supporting the liabilities, higher investment returns on unit-linked and participating policies. This was most notable in Hong Kong, the UK and Brazil. There was an offsetting increase in ‘Net income from financial instruments designated at fair value’ which reflected these investment returns. In addition, FSA rule changes in the UK led to a lower valuation of the liabilities to policyholders on life policies.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Group performance > Loan impairment charges

Loan impairment charges and other credit risk provisions

	2008	2007	2006
	US$m	US$m	US$m
Loan impairment charges
New allowances net of allowance releases	24,965	18,182	11,326
Recoveries of amounts previously written off	(834)	(1,005)	(779)

	24,131	17,177	10,547

Individually assessed allowances	2,064	796	458
Collectively assessed allowances	22,067	16,381	10,089

Impairment of available-for-sale debt securities	737	44	21
Other credit risk provisions	69	21	5

Loan impairment charges and other credit risk provisions	24,937	17,242	10,573

	%	%	%

As a percentage of net operating income before loan impairment charges and other credit risk provisions	30.5	21.8	16.2
Impairment charges on loans and advances to customers as a percentage of gross average loans and advances to customers	2.5	2.0	1.4

	US$m	US$m	US$m
Customer impaired loans	25,352	19,582	15,071
Customer loan impairment allowances	23,909	19,205	13,578

2008 compared with 2007

Reported loan impairment charges and other credit risk provisions were US$24.9 billion in 2008, an increase of 45 per cent over 2007, 46 per cent on an underlying basis.

     A deterioration in credit quality was experienced across all customer groups and geographical regions as the global economy slowed. The rise in Group loan impairment charges and other credit risk provisions also reflected an underlying 8 per cent increase in lending to customers (excluding the financial sector and settlement accounts).

     Loan impairment charges rose significantly in the US by 38 per cent to US$16.3 billion, due to credit quality deterioration across all US portfolios in Personal Financial Services.

     In the US consumer lending portfolio, loan impairment charges rose as delinquency rates deteriorated sharply and the economy declined markedly in the second half of 2008, most notably in the first lien portfolio. This was particularly apparent in the geographical regions most affected by house price depreciation and rising unemployment rates. In mortgage services, loan impairment charges rose as 2005 and 2006 vintages matured and moved into the later stages of delinquency. This was partly offset by the benefit of lower balances as run-off continued, albeit at a slowing pace as house price depreciation restricted refinancing options for customers. In HSBC USA, loan impairment charges rose as credit quality worsened across the real estate secured portfolio and private label cards. Delinquencies rose in the prime first lien residential mortgage portfolio, Home Equity Line of Credit and Home Equity Loan second lien portfolios. The higher delinquency rate for prime first lien mortgages was in part due to lower balances following US$7.0 billion of portfolio sales during the year.

     Loan impairment charges in the US card and retail services portfolios rose, again driven by increasing unemployment, portfolio seasoning, higher levels of personal bankruptcy filings and continued weakness in the US economy which was most apparent in regions with the most significant declines in house prices and rising unemployment.

     Loan impairment charges in Commercial Banking in North America more than doubled from a low base in 2007, due to deterioration across the commercial real estate, middle market and corporate banking portfolios in the US and, to a lesser extent, higher loan impairment charges against firms in the manufacturing, export and commercial real estate sectors in Canada.

     In the UK, a modest decline in loan impairment charges in Personal Financial Services reflected the non-recurrence of a methodology change at HFC in 2007 which resulted in higher impairment charges. Credit quality in the Personal Financial Services portfolio remained broadly stable, reflecting early risk mitigation through the tightening of lending controls and the sale of non-core credit card portfolios during the year. Credit quality in the unsecured portfolios deteriorated slightly in 2008, particularly in the second half of the year, due to the weakening UK economy. Loan impairment charges in the commercial portfolio rose in 2008 as the

Back to Contents

weakening property market led to higher impairment charges against construction companies and businesses dependent upon the real estate sector, particularly in the final quarter of the year. Impairment charges against banks rose due to some exposure to the Icelandic banks in 2008. In addition, rising levels of personal indebtedness resulted in lower releases and recoveries of charges than in 2007.

     Higher loan impairment and other credit risk provisions within Global Banking and Markets in Europe reflected increased charges against certain corporate accounts and impairment recorded on available-for-sale debt securities.

     In Mexico, loan impairment charges rose by US$513 million or 69 per cent, primarily in the credit card portfolio. This was due to a combination of higher lending volumes from organic expansion and higher delinquency rates which were driven by a deterioration in credit quality as the portfolio continued to season and move into the later stages of delinquency. Management took action to enhance collection activity and improve the quality of new business. Impairment charges in the commercial portfolio also rose due to credit quality deterioration among small and medium-sized enterprises as the economy weakened.

     In Hong Kong, the rise in loan impairment charges was driven by weakness in parts of the export sector within the commercial portfolio in the second half of 2008. In Global Banking and Markets, credit impairment charges within Balance Sheet Management principally reflected losses on debt securities and paper issued by financial institutions previously rated at investment grade which failed in the year.

     In Rest of Asia-Pacific, the growth in loan impairment charges reflected a combination of the expansion of consumer lending and credit quality deterioration in India and the Middle East. In addition, higher impairment charges in Commercial Banking were driven by a deterioration in credit quality in the second half of the year.

     For the Group as a whole, the aggregate outstanding customer loan impairment allowances at 31 December 2008 of US$23.9 billion represented 2.6 per cent of gross customer advances (net of reverse repos and settlement accounts), compared with 2.0 per cent at the end of 2007.

2007 compared with 2006

Reported loan impairment charges and other credit risk provisions were US$17.2 billion, a 63 per cent increase over 2006.

     Loan impairment charges increased by 58 per cent, reflecting substantially higher losses in the US consumer finance loan book, primarily in mortgage lending, but also in the credit cards portfolio in the final part of the year. US delinquency rates increased during 2007 as falling house prices constrained customers’ ability to refinance their loans.

     The rise in Group charges also reflected an underlying 7 per cent increase in lending to customers (excluding lending to the financial sector and settlement accounts).

     In North America, loan impairment charges increased by 79 per cent to US$12.2 billion. The main factor driving this deterioration was the impact of the weaker housing market on both economic activity and the ability of borrowers to extend or refinance debt. In addition, seasoning and mix change within the credit cards portfolio, and increases in bankruptcy filings after the exceptionally low levels seen in 2006 following changes in legislation, added to loan impairment charges.

     The real estate secured portfolios experienced continuing deterioration in credit quality as a lack of demand for securitised sub-prime mortgages and falls in house prices severely restricted refinancing options for many customers. Loan impairment charges rose by 41 per cent to US$3.1 billion and by 139 per cent to US$4.1 billion in the mortgage services business and in consumer lending, respectively. Delinquency rates exceeded recent historical trends, particularly for those loans originated in 2005 and 2006. Performance was weakest in housing markets which had previously experienced the steepest home price appreciation, as well as in second lien products and stated income products.

     US card services experienced an increase in loan impairment charges from a combination of growth in balances, higher losses in the final part of the year as the economy slowed, a rise in bankruptcy rates to near historical levels, and a shift in portfolio mix to higher levels of non-prime loans.

     In the UK, loan impairment charges rose, primarily in the consumer finance business. Delinquency rates on mortgages in the UK offered through HSBC Finance remained stable throughout 2007, with delinquency rates for loans offered in 2006 and 2007 lower than in the preceding two

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Group performance > Operating expenses

years. In the rest of the UK business, loan impairment charges in the second half of 2007 were lower than in the first half of the year, as overall credit quality improved following measures taken to tighten underwriting standards and improve the credit quality of new business. Although losses from mortgage lending remained low, maximum loan to value ratios were reduced during the year to mitigate the effects of a possible housing market downturn.

     In Mexico, higher loan impairment charges were driven by strong growth in loan balances, a deterioration in credit quality and portfolio seasoning.

     For the Group as a whole, the aggregate outstanding customer loan impairment allowances at 31 December 2007 of US$19.2 billion represented 2.0 per cent of gross customer advances (net of reverse repos and settlement accounts), compared with 1.6 per cent at the end of 2006.

     Impaired loans to customers were US$18.3 billion at 31 December 2007 compared with US$13.8 billion at 31 December 2006. On a constant currency basis, impaired loans to customers were 28 per cent higher than in 2006 compared with customer lending growth (excluding loans to the financial sector and settlement accounts) of 7 per cent.

Operating expenses
	2008	2007	2006
	US$m	US$m	US$m
By expense category
Employee compensation and benefits[1]	20,792	21,334	18,500
Premises and equipment (excluding depreciation and impairment)	4,305	3,966	3,389
General and administrative expenses	10,955	11,328	9,434

Administrative expenses	36,052	36,628	31,323
Depreciation and impairment of property, plant and equipment	1,750	1,714	1,514
Amortisation and impairment of intangible assets	733	700	716
Goodwill impairment	10,564	–	–

Total operating expenses	49,099	39,042	33,553

	At 31 December

	2008	2007	2006
Staff numbers (full-time equivalent)
Europe	82,093	82,166	78,311
Hong Kong	29,330	27,655	27,586
Rest of Asia-Pacific	98,159	88,573	72,265
North America	44,725	52,722	55,642
Latin America	58,559	64,404	64,900

Total staff numbers	312,866	315,520	298,704

1	A charge of US$135 million was realised in 2006 arising from the waiver of the TSR-related performance condition in respect of the 2003 awards under the HSBC Holdings Group Share Option Plan.

2008 compared with 2007

Reported operating expenses increased by US$10.1 billion to US$49.1 billion, due to an impairment charge of US$10.6 billion to fully write off goodwill in Personal Financial Services in North America. Excluding this, operating expenses remained broadly in line on both reported and underlying bases.

     Employee compensation and benefits fell marginally. Lower discretionary bonuses reflected weaker performance in the current economic conditions. A review of actuarial assumptions on employees’ defined benefit pensions resulted in lower service costs in the UK. The restructuring of the consumer finance business in North America led to reduced headcount and lower costs. This was partially offset by higher salaries and increased headcount to support business expansion, mainly in Asia. Restructuring costs were incurred primarily in Latin America and Europe.

     Premises and equipment costs increased primarily in the UK and the Rest of Asia-Pacific region, driven by investment in technology and extensions and improvements to the branch and ATM networks. As a consequence, repairs and maintenance costs rose. Commercial property rental costs also increased as a result of higher prices, new rentals and sale and leaseback deals.

     General and administrative expenses decreased, primarily due to a one-off recovery of US$110 million of previous years’ transactional taxes in Brazil and the non-recurrence of a number of one-off items in 2007, most notably (i) ex-gratia payments made in the UK in respect of overdraft

Back to Contents

fees, (ii) the provision for reimbursement of certain charges on historic will trusts and other related services in the UK, (iii) the indemnification agreement with Visa ahead of Visa’s IPO, and (iv) restructuring charges in the US consumer finance business incurred in 2007. These were partly offset by an increase in the Financial Services compensation scheme levy in the UK and an increase in a litigation provision in Asia.

      Goodwill impairment amounting to US$10.6 billion was booked following the continued deterioration in economic and credit conditions in North America. For further information see Note 22 on the Financial Statements.

2007 compared with 2006

Reported operating expenses increased by US$5.5 billion to US$39.0 billion. On an underlying basis, cost growth was 10 per cent.

     Employee compensation and benefits rose due to increased headcount employed to support business expansion in Rest of Asia-Pacific and Europe and higher salaries and bonuses. Salary increases reflected inflationary pressures and performance as bonuses rose in response to revenue growth. A change in actuarial assumptions regarding the staff defined benefit pension scheme in the UK led to increased costs. Staff numbers in North America fell as the consumer finance business was restructured, resulting in the discontinuation of certain business channels in mortgage services and the closing of branch offices in consumer lending.

     Premises and equipment costs increased on investments in technology, straight-through processing and extending and improving the branch and ATM networks. In particular, there was investment in the distribution platform in Latin America, Middle East, India and mainland China. The retail bank branch network in North America was extended both within and beyond the Group’s traditional spheres of operation to support the expansion of retail and Commercial Banking businesses, increasing premises and equipment costs as a consequence. Commercial property rental costs rose in Hong Kong’s dynamic economy, the effect magnified by a sale and leaseback agreement on a headquarters building in 2006. In France, the IT systems inherited with the acquisition of HSBC France were replaced with HSBC’s universal banking platform.

     General and administrative expenses rose in support of the business expansion and a number of one-off costs. Higher transaction volumes drove processing costs and transactional taxes while business expansion was supported by marketing expenditure. In the UK, ex-gratia payments of US$227 million were expensed in respect of overdraft fees applied in previous years and a provision of US$169 million was raised for reimbursement of certain charges on historic will trusts and other related services. In the US, the business incurred US$70 million of one-off costs arising from the indemnification agreement with Visa ahead of its planned IPO. The US consumer finance business incurred restructuring charges of US$103 million resulting from the discontinuation of the wholesale and correspondent channels in mortgage services and the closing of branch offices in consumer lending.

Cost efficiency ratios
	2008	2007	2006
	%	%	%
HSBC	60.1	49.4	51.3

Personal Financial Services	76.4	50.3	49.7
Europe	62.7	64.8	59.2
Hong Kong	32.2	27.2	32.2
Rest of Asia-Pacific	73.5	73.9	71.1
North America	106.8	42.3	42.3
Latin America	59.7	61.3	65.6

Commercial Banking	43.0	44.8	43.7
Europe	44.2	49.3	46.7
Hong Kong	26.2	24.9	26.1
Rest of Asia-Pacific	41.0	42.9	42.5
North America	46.1	45.1	44.9
Latin America	55.0	54.3	55.9

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Group performance > Share of profit in associates and joint ventures / Economic profit

Share of profit in associates and joint ventures

	2008	2007	2006
	US$m	US$m	US$m
Bank of Communications	741	445	259
Ping An Insurance	324	518	245
Industrial Bank	221	128	71
The Saudi British Bank	251	216	258
Other	63	159	(10)

Share of profit in:
– associates	1,600	1,466	823
– joint ventures	61	37	23

Share of profit in associates and joint ventures	1,661	1,503	846

2008 compared with 2007

Share of profit in associates and joint ventures was US$1.7 billion, an increase of 11 per cent compared with 2007, and 4 per cent on an underlying basis.

     This increase was driven by higher contributions from Bank of Communications, Industrial Bank, and The Saudi British Bank, partly offset by lower profits from Ping An Insurance.

     HSBC’s share of profits from the Bank of Communications rose by 52 per cent to US$741 million, primarily driven by increased margins, as yields rose following higher base rates in mainland China through most of 2008, and balance sheet growth. Growth in revenues from the asset custody business, financial advisory services and bank card transactions also drove higher profits.

     HSBC’s share of profits from Ping An Insurance decreased by 43 per cent, primarily due to the impairment of Ping An Insurance’s investment in Fortis SA/NV and Fortis N.V. (‘Fortis Investments’), following significant declines in its market value.

     Profits from the Saudi British Bank were higher by 16 per cent due to strong balance sheet growth, particularly in the lending portfolio, augmented by higher fees from cards, account services and trade.

     Profits from Industrial Bank grew by 72 per cent, driven by increased investment income and balance sheet growth.

     The share of profits from joint ventures rose due to growth in HSBC Saudi Arabia Ltd and the recognition of profits in HSBC Merchant Services UK Ltd, the new merchant acquiring venture with Global Payments Inc.

     An adjustment to the embedded value of HSBC Assurances in 2007 did not recur.

2007 compared with 2006

Share of profit in associates and joint ventures of US$1.5 billion was 78 per cent higher than in 2006, on both reported and underlying bases.

     Profit from associates and joint ventures rose due to increased contributions from HSBC’s strategic investments in mainland China. Profit from Bank of Communications, Ping An Insurance and Industrial Bank improved significantly, driven largely by the thriving local economy.

     HSBC’s share of profit from Ping An Insurance rose by 101 per cent to US$518 million as a result of robust growth, notably from life insurance products, and the realisation of synergistic gains across Ping An Insurance’s other business offerings.

     Profit from the Bank of Communications rose by 64 per cent to US$445 million as a result of improved performance across the associate’s various product offerings. Increased income from credit and treasury products and significant growth in fee income contributed to the increase in profits.

     HSBC’s share of profits from the Saudi British Bank decreased by 22 per cent to US$216 million, driven by the effects of a significant correction to the local stock market in the second half of 2006.

     A US$73 million adjustment to the embedded value of HSBC Assurances, an associate in France, resulted in an increase in profits from associates.

Back to Contents

Economic profit

HSBC’s internal performance measures include economic profit, a calculation which compares the return on financial capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices its cost of capital internally and the difference between that cost and the post-tax profit attributable to ordinary shareholders (less goodwill previously amortised in respect of the French regional banks sold in 2008) represents the amount of economic profit generated. Economic profit generated is used by management as a means of deciding where to allocate resources so that they will be most productive.

     In order to concentrate on external factors rather than measurement bases, HSBC emphasises the trend in economic profit ahead of absolute amounts within business units. In order to ensure consistency and comparability with the five-year strategic plan completed in 2008, the cost of capital on a consolidated basis remains at 10 per cent.

     Economic profit decreased by US$14.8 billion to a loss of US$8.2 billion. Profit attributable fell, while average shareholders’ equity increased marginally. The decline in profit was predominately driven by the US$10.6 billion goodwill impairment charge relating to the North American Personal Financial Services business, alongside a significant increase in loan impairment charges and write-downs in credit trading, leveraged and acquisition finance, and monoline exposures. The comparative period included dilution gains of US$1.0 billion (excluding minority interests) which were not repeated. These effects were partially offset by fair value gains on own debt, driven by a widening of credit spreads, of US$6.6 billion compared with US$3.1 billion in 2007. The lower return on average invested capital led to a decrease in economic profit and an erosion in economic spread, which fell by 11.3 percentage points compared with 2007. Excluding the goodwill impairment charge, the economic profit spread decreased by 3.6 percentage points compared with 2007.

	2008		2007

	US$m	% [1]	US$m	%	[1]

Average total shareholders’ equity	122,292		120,346
Adjusted by:
Goodwill previously amortised or written off	8,152		8,172
Property revaluation reserves	(828)		(898)
Reserves representing unrealised losses on effective cash flow hedges	997		425
Reserves representing unrealised (gains)/losses on available-for-sale securities	9,163		(1,918)
Preference shares and other equity instruments	(2,685)		(1,405)

Average invested capital[2]	137,091		124,722

Return on invested capital[3]	5,497	4.0	19,043	15.3
Benchmark cost of capital	(13,709)	(10.0)	(12,472)	(10.0)

Economic profit/(loss) and spread	(8,212)	(6.0)	6,571	5.3

1	Expressed as a percentage of average invested capital.
2	Average invested capital is measured as average total shareholders’ equity after:
	–	adding back the average balance of goodwill amortised pre-transition to IFRSs or subsequently written-off, directly to reserves (less goodwill previously amortised in respect of the French regional banks sold in 2008);
	–	deducting the average balance of HSBC’s revaluation surplus relating to property held for own use. This reserve was generated when determining the deemed carrying cost of such properties on transition to IFRSs and will run down over time as the properties are sold;
	–	deducting average preference shares and other equity instruments issued by HSBC Holdings, and;
	–	deducting average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities.
3	Return on invested capital is based on the profit attributable to ordinary shareholders of the parent company less goodwill previously amortised in respect of the French regional banks sold in 2008.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Movement in 2008

Balance sheet

	At 31 December

	2008	2007	2006
	US$m	US$m	US$m
ASSETS
Cash and balances at central banks	52,396	21,765	12,732
Trading assets	427,329	445,968	328,147
Financial assets designated at fair value	28,533	41,564	20,573
Derivatives	494,876	187,854	103,702
Loans and advances to banks	153,766	237,366	185,205
Loans and advances to customers	932,868	981,548	868,133
Financial investments	300,235	283,000	204,806
Other assets	137,462	155,201	137,460

Total assets	2,527,465	2,354,266	1,860,758

LIABILITIES AND EQUITY
Liabilities
Deposits by banks	130,084	132,181	99,694
Customer accounts	1,115,327	1,096,140	896,834
Trading liabilities	247,652	314,580	226,608
Financial liabilities designated at fair value	74,587	89,939	70,211
Derivatives	487,060	183,393	101,478
Debt securities in issue	179,693	246,579	230,325
Liabilities under insurance contracts	43,683	42,606	17,670
Other liabilities	149,150	113,432	103,010

Total liabilities	2,427,236	2,218,850	1,745,830

Equity
Total shareholders’ equity	93,591	128,160	108,352
Minority interests	6,638	7,256	6,576

Total equity	100,229	135,416	114,928

Total equity and liabilities	2,527,465	2,354,266	1,860,758

A more detailed consolidated balance sheet is contained in the Financial Statements on page 334.

Movement from 31 December 2007 to 31 December 2008

Total assets amounted to US$2.5 trillion, 7 per cent higher than at 31 December 2007. After excluding currency movements, the disposal of HSBC’s French regional subsidiaries and the acquisition of the assets, liabilities and operations of The Chinese Bank in 2008, underlying assets rose by 22 per cent, driven by growth in derivative assets.

     The expansion in the Group’s balance sheet was largely attributable to increases in derivative assets and liabilities, and was due to growth in the fair value of these positions rather than a rise in their notional contract amounts. Excluding the growth in derivative liabilities, customer accounts formed an increasing share of the Group’s liabilities as depositors and savers responded to HSBC’s reputation for strength and security. As a result, a proportion of the Group’s funding repayable on demand or within one year rose. For information on the Group’s management of liquidity, see pages 235 to 240.

     The Group’s tier 1 capital ratio declined from 9.3 per cent to 8.3 per cent. For detail on regulatory capital and risk weighted assets, see pages 274 to 280.

     The following commentary is on an underlying basis.

Assets

The Group’s cash and balances at central banks rose substantially, particularly in Hong Kong as additional liquidity was injected into the banking system, and in the US where excess liquidity was required in the short-term as part of a planned transfer of assets between the Group’s subsidiaries.

     Trading assets increased by 11 per cent. The majority of the rise occurred on 30 September 2008, following the Group’s consolidation of five Constant Net Asset Value (‘CNAV’) funds with assets of around US$40 billion. The decision to consolidate these funds was based on actions taken to support them. For further details of these actions, see page 180. The rise was partly offset by the reclassification of US$18 billion of trading assets

Back to Contents

partly to ‘Loans and Advances’ and partly to ‘Financial investments’ following the changes to International Accounting Standard 39 – ‘Financial Instruments – Recognition and Measurement’ (‘IAS39’) issued in October 2008 by the IASB.

     Excluding these effects, trading assets remained broadly unchanged as rises in Europe and Asia, where the Group increased its holdings of government bonds, were offset by the run-off of the mortgage-backed securities portfolio in the US and a reduction in debt securities held for balance sheet management purposes due to changes in liquidity and risk preference.

     An 18 per cent decline in financial assets designated at fair value was driven by falling equity markets, which reduced the value of assets held to meet life insurance liabilities, particularly in Hong Kong and France. To the extent that these liabilities related to unit-linked and participating insurance contracts, there was a corresponding decline in liabilities under insurance contracts. The underperformance of certain investment products also led clients to withdraw funds.

     Derivative assets rose significantly, led by an increase in interest rate derivatives with further growth in credit and foreign exchange derivatives. The global falls in interest rates resulted in significant gaps between the fixed and floating legs of interest rate swaps, leading to substantial mark-to-market increases in the value of interest rate swap positions. Widening credit spreads and increasing market volatility caused mark-to-market increases in the value of credit derivatives held in the UK and the US. Foreign exchange derivative asset growth was driven by a combination of increased volumes and mark-to-market rises in existing positions in the UK. Under IFRS, only limited netting is allowed between derivative assets and liabilities with the same counterparty, and the balance sheet value is therefore significantly higher than the credit exposure. For information on maximum exposure to credit risk, see pages 197 to 200.

     A 29 per cent decline in loans and advances to banks occurred mainly in Hong Kong and the UK where Balance Sheet Management invested a greater proportion of its assets in government and government-guaranteed debt.

     HSBC also reduced counterparty credit risk in the UK by channelling an increasing proportion of lending to banks through the London Clearing House in the form of reverse repos. This is recorded within customer loans even when the end counterparty is a bank, which means the fall in loans and advances to banks and the rise in loans and advances to customers are magnified. The rise in loans and advances to customers was also inflated by the reclassification of US$15 billion of assets following changes to IAS39 isused in October 2008.

     Further increases in loans and advances to customers were due to growth in mortgage lending in Europe and Asia, as well as to a rise in overdraft balances to customers whose exposures are managed net but reported gross under IFRS. These rises were offset by a reduction in customer lending in the US due to the run-off of the mortgage services portfolio, the sale of certain loan portfolios at HSBC USA, tighter underwriting criteria which restricted originations in the consumer lending and credit card portfolios, and the cessation of most new originations in the US vehicle finance portfolio.

     Financial investments grew by 15 per cent as Balance Sheet Management assets were increasingly classified as available-for-sale financial investments rather than trading assets. As noted above, there was also a rise in financial investments in the UK as the Group placed a greater proportion of surplus funds in government issued or guaranteed debt. The growth in the Group’s financial investments was partly offset by a reduction in holdings of asset-backed securities, including those held through special purpose entities, which decreased due to a combination of asset sales, amortisation and write-downs. For details of the Group’s asset-backed securities portfolios, see pages 145 to 158.

Liabilities

Deposits by banks rose by 14 per cent, driven, in particular, by increases in France, due to a rise in repo activity to finance increased trading activity, and in Hong Kong, where banks responded to HSBC’s reputation for strength and security and deposited their surplus liquidity with the Group.

     Customer account balances grew by 16 per cent, driven by strong inflows from customers attracted by HSBC’s relative financial strength as they withdrew funds from more volatile investments.

     Trading liabilities declined 9 per cent as a fall in third-party funding requirements allowed a reduction in liabilities in Hong Kong, and repo transactions were reduced in Europe to manage liquidity and counterparty credit risk.

     A significant widening of credit spreads led to further falls in the fair value of the Group’s own debt which reduced financial liabilities designated at fair value. This was compounded by a decline in liabilities in the UK due to the underperformance of certain investment products.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Movement in 2008 / Average balance sheet and NII

     Derivative businesses are managed within market risk limits, and as a consequence the value of derivative liabilities broadly matched the value of derivative assets.

     A decline of 22 per cent in debt securities in issue was driven by the US as maturing debt securities did not need replacing as the funding requirements of the consumer finance business declined as its balance sheet contracted. There was also a reduction in debt securities in issue in line with the decrease in holdings of asset-backed securities.

     Liabilities under insurance contracts increased by 10 per cent, largely due to new business sales in Hong Kong, France and the UK, partly offset by reduced liabilities on unit-linked policies.

     Other liabilities rose by 50 per cent due to the consolidation of the CNAV funds described above.

Equity

Total shareholders’ equity declined by 19 per cent, which mainly arose from a decline in the available-for-sale reserve. The continuing market turmoil led to falls in the market values of assets held in HSBC’s available-for-sale portfolio. These declines mainly represented market illiquidity rather than impairment of the assets concerned, but they nonetheless reduced the value of the available-for-sale reserve from a positive reserve of US$0.9 billion to a negative reserve of US$20.6 billion.

Average balance sheet and net interest income

Average balances and related interest are shown for the domestic operations of HSBC’s principal commercial banks by geographical region. ‘Other operations’ comprise the operations of the principal Commercial Banking and consumer finance entities outside their domestic markets and all other banking operations, including investment banking balances and transactions.

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

Back to Contents

Assets

		2008			2007			2006

		Average	Interest		Average	Interest		Average	Interest
		balance	income	Yield	balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Summary
Total interest-earning assets (itemised below)		1,466,622	91,301	6.23	1,296,701	92,359	7.12	1,113,404	75,879	6.82
Trading assets[7]		428,539	16,742	3.91	374,973	17,562	4.68	288,605	12,445	4.31
Financial assets designated at fair value[8]		37,303	1,108	2.97	14,899	813	5.46	7,681	290	3.78
Impairment provisions		(20,360)			(15,309)			(11,864)
Non-interest-earning assets		596,885			440,686			291,741

Total assets and interest income		2,508,989	109,151	4.35	2,111,950	110,734	5.24	1,689,567	88,614	5.24

Short-term funds and loans and advances to banks
Europe	HSBC Bank	46,703	2,187	4.68	49,910	2,592	5.19	33,856	1,536	4.54
	HSBC Private Banking Holdings (Suisse)	8,040	333	4.14	5,295	229	4.32	4,956	190	3.83
	HSBC France	35,801	1,495	4.18	31,591	1,294	4.10	20,197	690	3.42
Hong Kong	Hang Seng Bank	17,402	587	3.37	13,054	609	4.67	10,360	483	4.66
	The Hongkong and Shanghai Banking Corporation	47,244	1,344	2.84	50,210	2,352	4.68	38,802	1,645	4.24
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	27,907	881	3.16	19,286	810	4.20	13,388	520	3.88
	HSBC Bank Malaysia	4,659	165	3.54	2,861	103	3.60	2,492	87	3.49
	HSBC Bank Middle East	6,028	188	3.12	6,328	324	5.12	4,279	208	4.86
North America	HSBC Bank USA	9,595	328	3.42	9,393	477	5.08	8,422	465	5.52
	HSBC Bank Canada	3,354	107	3.19	3,810	174	4.57	3,167	138	4.36
Latin America	HSBC Mexico	3,682	247	6.71	3,555	239	6.72	3,395	227	6.69
	Brazilian operations[9]	7,959	951	11.95	5,790	645	11.14	4,129	572	13.85
	HSBC Bank Panama	1,133	30	2.65	897	33	3.68	130	9	6.92
	HSBC Bank Argentina	612	43	7.03	304	16	5.26	196	8	4.08
Other operations		19,992	760	3.80	19,087	898	4.70	16,686	618	3.70

		240,111	9,646	4.02	221,371	10,795	4.88	164,455	7,396	4.50

For footnotes, see page 143.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Average balance sheet and NII

Assets (continued)

		2008			2007			2006

		Average	Interest		Average	Interest		Average	Interest
		balance	income	Yield	balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Loans and advances to customers
Europe	HSBC Bank	288,214	18,587	6.45	237,231	18,078	7.62	226,528	14,166	6.25
	HSBC Private Banking Holdings (Suisse)	12,355	494	4.00	9,805	507	5.17	7,134	338	4.74
	HSBC France	73,455	3,604	4.91	68,027	3,219	4.73	52,990	2,463	4.65
	HSBC Finance	4,808	505	10.50	5,492	611	11.13	5,932	671	11.31
Hong Kong	Hang Seng Bank	42,304	1,589	3.76	37,827	2,120	5.60	34,416	1,952	5.67
	The Hongkong and Shanghai Banking Corporation	54,628	2,291	4.19	48,134	2,901	6.03	47,292	2,843	6.01
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	77,741	5,163	6.64	59,286	4,321	7.29	52,159	3,449	6.61
	HSBC Bank Malaysia	8,407	553	6.58	7,467	507	6.79	6,292	430	6.83
	HSBC Bank Middle East	23,697	1,549	6.54	15,125	1,200	7.93	12,757	957	7.50
North America	HSBC Bank USA	93,088	5,758	6.19	90,091	6,585	7.31	88,563	6,141	6.93
	HSBC Finance	140,957	15,835	11.23	153,658	18,086	11.77	147,336	17,061	11.58
	HSBC Bank Canada	48,331	2,455	5.08	43,570	2,598	5.96	35,055	2,037	5.81
Latin America	HSBC Mexico	17,252	2,565	14.87	16,469	2,187	13.28	13,193	1,532	11.61
	Brazilian operations[9]	19,642	4,879	24.84	13,569	3,895	28.71	9,461	3,244	34.29
	HSBC Bank Panama	8,620	810	9.40	8,113	778	9.59	1,189	92	7.74
	HSBC Bank Argentina	2,136	378	17.70	1,667	241	14.46	838	107	12.77
Other operations		28,027	1,707	6.09	21,318	1,790	8.40	19,795	1,528	7.72

		943,662	68,722	7.28	836,849	69,624	8.32	760,930	59,011	7.76

Financial investments
Europe	HSBC Bank	83,725	3,840	4.59	45,885	2,431	5.30	42,726	1,977	4.63
	HSBC Private Banking Holdings (Suisse)	12,018	553	4.60	10,372	511	4.93	8,729	391	4.48
	HSBC France	14,862	795	5.35	10,357	511	4.93	2,545	95	3.73
Hong Kong	Hang Seng Bank	24,031	1,063	4.42	30,791	1,550	5.03	27,288	1,224	4.49
	The Hongkong and Shanghai Banking Corporation	15,361	563	3.67	20,717	1,017	4.91	20,362	911	4.47
Rest of Asia-Pacific	The Hongkong and Shanghai BankingCorporation	31,992	1,507	4.71	23,739	1,065	4.49	17,179	737	4.29
	HSBC Bank Malaysia	937	36	3.84	1,515	56	3.70	954	36	3.77
	HSBC Bank Middle East	5,671	144	2.54	3,654	174	4.76	1,387	72	5.19
North America	HSBC Bank USA	25,089	1,232	4.91	23,373	1,189	5.09	22,214	1,109	4.99
	HSBC Finance	2,908	143	4.92	4,072	229	5.62	3,724	200	5.37
	HSBC Bank Canada	7,037	197	2.80	6,068	258	4.25	4,351	174	4.00
Latin America	HSBC Mexico	3,470	244	7.03	3,327	319	9.59	4,049	427	10.55
	Brazilian operations[9]	6,758	853	12.62	5,596	672	12.01	3,862	501	12.97
	HSBC Bank Panama	618	47	7.61	709	58	8.18	429	21	4.90
	HSBC Bank Argentina	287	47	16.38	563	68	12.08	311	38	12.22
Other operations		29,632	1,354	4.57	27,252	1,407	5.16	24,742	1,191	4.81

		264,396	12,618	4.77	217,990	11,515	5.28	184,852	9,104	4.93

For footnotes, see page 143.

Back to Contents
		2008			2007			2006

		Average	Interest		Average	Interest		Average	Interest
		balance	income	Yield	balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Other interest-earning assets
Europe	HSBC Bank	25,885	630	2.43	11,170	652	5.84	9,938	652	6.56
	HSBC Private Banking
	Holdings (Suisse)	21,189	875	4.13	16,360	882	5.39	14,558	732	5.03
	HSBC France	23,414	630	2.69	12,158	419	3.45	6,434	173	2.69

Hong Kong	Hang Seng Bank	1,629	48	2.95	832	42	5.05	538	28	5.20
	The Hongkong and
	Shanghai Banking
	Corporation	33,571	949	2.83	27,057	1,237	4.57	19,246	909	4.72
Rest of	The Hongkong and
Asia-Pacific	Shanghai Banking
	Corporation	24,492	352	1.44	11,137	588	5.28	6,938	449	6.47
	HSBC Bank Malaysia	212	7	3.30	231	12	5.19	178	10	5.62
	HSBC Bank Middle East	843	63	7.47	758	52	6.86	380	32	8.42
North America	HSBC Bank USA	3,091	188	6.08	3,731	231	6.19	1,867	82	4.39
	HSBC Finance	2,638	63	2.39	1,724	89	5.16	767	43	5.61
	HSBC Bank Canada	1,025	25	2.44	960	31	3.23	1,006	32	3.18
Latin America	HSBC Mexico	193	2	1.04	–	–	–	–	–	–
	Brazilian operations[9]	1,438	147	10.22	840	75	8.93	1,004	190	18.92
	HSBC Bank Panama	1,807	23	1.27	1,351	40	2.96	–	–	–
	HSBC Bank Argentina	58	1	1.72	39	1	2.56	23	3	13.04

Other operations		(123,032)	(3,688)		(67,857)	(3,926)		(59,710)	(2,967)

		18,453	315	1.71	20,491	425	2.07	3,167	368	11.62

Total interest-earning assets
Europe	HSBC Bank	444,527	25,244	5.68	344,196	23,753	6.90	313,048	18,331	5.86
	HSBC Private Banking
	Holdings (Suisse)	53,602	2,255	4.21	41,832	2,129	5.09	35,377	1,651	4.67
	HSBC France	147,532	6,524	4.42	122,133	5,443	4.46	82,166	3,421	4.16
	HSBC Finance	4,808	505	10.50	5,492	611	11.13	5,932	671	11.31

Hong Kong	Hang Seng Bank	85,366	3,287	3.85	82,504	4,321	5.24	72,602	3,687	5.08
	The Hongkong and
	Shanghai Banking
	Corporation	150,804	5,147	3.41	146,118	7,507	5.14	125,702	6,308	5.02
Rest of	The Hongkong and
Asia-Pacific	Shanghai Banking
	Corporation	162,132	7,903	4.87	113,448	6,784	5.98	89,664	5,155	5.75
	HSBC Bank Malaysia	14,215	761	5.35	12,074	678	5.62	9,916	563	5.68
	HSBC Bank Middle East	36,239	1,944	5.36	25,865	1,750	6.77	18,803	1,269	6.75

North America	HSBC Bank USA	130,863	7,506	5.74	126,588	8,482	6.70	121,066	7,797	6.44
	HSBC Finance	146,503	16,041	10.95	159,454	18,404	11.54	151,827	17,304	11.40
	HSBC Bank Canada	59,747	2,784	4.66	54,408	3,061	5.63	43,579	2,381	5.46

Latin America	HSBC Mexico	24,597	3,058	12.43	23,351	2,745	11.76	20,637	2,186	10.59
	Brazilian operations[9]	35,797	6,830	19.08	25,795	5,287	20.50	18,456	4,507	24.42
	HSBC Bank Panama	12,178	910	7.47	11,070	909	8.21	1,748	122	6.98
	HSBC Bank Argentina	3,093	469	15.16	2,573	326	12.67	1,368	156	11.40

Other operations		(45,381)	133		(200)	169		1,513	370

		1,466,622	91,301	6.23	1,296,701	92,359	7.12	1,113,404	75,879	6.82

For footnotes, see page 143.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Average balance sheet and NII

Total equity and liabilities

		2008			2007			2006

		Average	Interest		Average	Interest		Average	Interest
		balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Summary
Total interest-bearing liabilities (itemised
below)		1,451,842	48,738	3.36	1,279,460	54,564	4.26	1,067,646	41,393	3.88
Trading liabilities		277,940	11,029	3.97	250,572	12,186	4.86	224,050	9,842	4.39
Financial liabilities designated at fair value
(excluding own debt issued)		21,266	345	1.62	20,827	224	1.07	12,537	13	0.10
Non-interest-bearing current accounts		98,193			83,958			71,744
Total equity and other non-interest-bearing
liabilities		659,747			477,133			313,590

Total equity and liabilities		2,508,988	60,112	2.40	2,111,950	66,974	3.17	1,689,567	51,248	3.03

Deposits by banks[10]
Europe	HSBC Bank	48,167	1,875	3.89	44,787	2,148	4.80	32,825	1,311	3.99
	HSBC Private Banking
	Holdings (Suisse)	4,493	105	2.34	690	22	3.19	1,030	33	3.20
	HSBC France	37,851	1,672	4.42	30,816	1,358	4.41	23,171	886	3.82

Hong Kong	Hang Seng Bank	1,696	55	3.24	2,993	123	4.11	2,031	84	4.14
	The Hongkong and
	Shanghai Banking
	Corporation	3,665	70	1.91	3,634	150	4.13	2,745	125	4.55
Rest of	The Hongkong and
Asia-Pacific	Shanghai Banking
	Corporation	16,232	450	2.77	10,247	445	4.34	6,276	246	3.92
	HSBC Bank Malaysia	338	10	2.96	375	12	3.20	280	9	3.21
	HSBC Bank Middle East	1,680	29	1.73	672	32	4.76	453	23	5.08

North America	HSBC Bank USA	11,015	220	2.00	6,933	414	5.97	3,695	208	5.63
	HSBC Bank Canada	1,391	41	2.95	1,681	93	5.53	1,520	68	4.47

Latin America	HSBC Mexico	822	32	3.89	983	63	6.41	781	50	6.40
	Brazilian operations[9]	2,790	190	6.81	1,549	106	6.84	1,033	101	9.78
	HSBC Bank Panama	1,016	43	4.23	1,137	66	5.80	349	17	4.87
	HSBC Bank Argentina	27	1	3.70	117	9	7.69	72	5	6.94

Other operations		4,564	166	3.64	4,495	291	6.47	5,304	334	6.30

		135,747	4,959	3.65	111,109	5,332	4.80	81,565	3,500	4.29

Financial liabilities designated at fair
value – own debt issued[11]

Europe	HSBC Holdings	18,675	721	3.86	15,142	822	5.43	15,132	745	4.92
	HSBC Bank	8,805	529	6.01	9,907	525	5.30	7,888	373	4.73
	HSBC France	1,515	79	5.21	143	11	7.69

Hong Kong	Hang Seng Bank	127	6	4.72	126	6	4.76

North America	HSBC Bank USA	1,504	67	4.45	1,620	125	7.72	1,892	116	6.13
	HSBC Finance	32,126	1,563	4.87	31,889	2,079	6.52	29,917	1,877	6.27

Other operations		1,083	168	15.51	–	–	–	461	49	10.63

		63,835	3,133	4.91	58,827	3,568	6.07	55,290	3,160	5.72

For footnotes, see page 143.

Back to Contents
		2008			2007			2006

		Average	Interest		Average	Interest		Average	Interest
		balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Customer accounts[12]
Europe	HSBC Bank	305,702	10,092	3.30	270,965	10,576	3.90	221,369	7,031	3.18
	HSBC Private Banking
	Holdings (Suisse)	37,778	1,349	3.57	30,955	1,485	4.80	25,346	1,069	4.22
	HSBC France	39,428	1,583	4.01	31,845	1,226	3.85	23,579	752	3.19

Hong Kong	Hang Seng Bank	66,142	914	1.38	61,227	1,900	3.10	54,267	1,712	3.15
	The Hongkong and
	Shanghai Banking
	Corporation	139,169	1,365	0.98	125,478	3,499	2.79	104,441	2,934	2.81
Rest of	The Hongkong and
Asia-Pacific	Shanghai Banking
	Corporation	96,476	2,869	2.97	76,052	2,645	3.48	56,760	1,903	3.35
	HSBC Bank Malaysia	10,266	295	2.87	8,823	260	2.95	7,260	212	2.92
	HSBC Bank Middle East	19,922	422	2.12	15,685	578	3.69	11,713	411	3.51

North America	HSBC Bank USA	86,701	2,069	2.39	78,138	3,051	3.90	71,031	2,490	3.51
	HSBC Bank Canada	34,090	967	2.84	30,060	1,090	3.63	25,277	804	3.18

Latin America	HSBC Mexico	14,612	561	3.84	14,230	548	3.85	13,625	471	3.46
	Brazilian operations[9]	26,288	3,110	11.83	19,581	2,163	11.05	14,887	2,056	13.81
	HSBC Bank Panama	7,761	296	3.81	7,604	314	4.13	998	34	3.41
	HSBC Bank Argentina	2,266	145	6.40	1,892	85	4.49	983	41	4.17

Other operations		64,253	1,952	3.04	55,351	2,297	4.15	49,846	1,811	3.63

		950,854	27,989	2.94	827,886	31,717	3.83	681,382	23,731	3.48

Debt securities in issue
Europe	HSBC Bank	86,216	4,001	4.64	64,168	3,753	5.85	45,870	2,047	4.46
	HSBC France	30,815	1,447	4.70	28,757	1,207	4.20	19,818	633	3.19
	HSBC Finance	215	8	3.72	240	18	7.50	548	32	5.84

Hong Kong	Hang Seng Bank	1,685	57	3.38	1,734	80	4.61	1,622	64	3.95
Rest of	The Hongkong and
Asia-Pacific	Shanghai Banking
	Corporation	8,995	640	7.12	8,979	559	6.23	7,990	438	5.48
	HSBC Bank Malaysia	475	20	4.21	318	13	4.09	371	13	3.50
	HSBC Bank Middle East	2,650	90	3.40	2,086	119	5.70	–	–	–

North America	HSBC Bank USA	21,922	852	3.89	25,724	1,232	4.79	28,832	1,407	4.88
	HSBC Finance	98,096	3,765	3.84	115,520	5,311	4.60	112,353	5,047	4.49
	HSBC Bank Canada	16,957	604	3.56	14,771	640	4.33	10,616	460	4.33

Latin America	HSBC Mexico	2,693	243	9.02	1,147	110	9.59	249	23	9.24
	Brazilian operations[9]	1,859	156	8.39	1,417	115	8.12	700	70	10.00
	HSBC Bank Panama	556	33	5.94	607	45	7.41	35	2	5.71
	HSBC Bank Argentina	2	–	–	12	–	–	–	–	–

Other operations		13,691	66	0.48	6,446	(13)	(0.20)	3,070	108	3.52

		286,827	11,982	4.18	271,926	13,189	4.85	232,074	10,344	4.46

For footnotes, see page 143.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Average balance sheet and NII

Total equity and liabilities (continued)

		2008			2007			2006

		Average	Interest		Average	Interest		Average	Interest
		balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Other interest-bearing liabilities
Europe	HSBC Bank	38,906	1,134	2.91	22,035	1,302	5.91	23,196	1,026	4.42
	HSBC Private Banking
	Holdings (Suisse)	4,203	135	3.21	3,427	163	4.76	3,545	155	4.37
	HSBC France	33,920	1,361	4.01	27,830	979	3.52	13,476	488	3.62
	HSBC Finance	3,712	191	5.15	4,557	227	4.98	4,211	219	5.20

Hong Kong	Hang Seng Bank	1,258	41	3.26	2,278	114	5.00	1,378	64	4.64
	The Hongkong and
	Shanghai Banking
	Corporation	10,557	288	2.73	9,866	535	5.42	8,140	365	4.48
Rest of	The Hongkong and
Asia-Pacific	Shanghai Banking
	Corporation	23,685	466	1.97	12,631	580	4.59	13,425	629	4.69
	HSBC Bank Malaysia	338	7	2.07	232	6	2.59	235	9	3.83
	HSBC Bank Middle East	1,918	89	4.64	1,168	81	6.93	1,046	63	6.02

North America	HSBC Bank USA	10,490	468	4.46	13,602	587	4.32	11,966	1,211	10.12
	HSBC Finance	4,670	141	3.02	1,941	113	5.82	542	18	3.32
	HSBC Bank Canada	1,306	19	1.45	1,151	27	2.35	1,134	22	1.94
	HSBC Markets Inc	10,349	78	0.75	8,889	255	2.87	2,883	88	3.05

Latin America	HSBC Mexico	187	20	10.70	207	16	7.73	135	8	5.93
	Brazilian operations[9]	2,340	207	8.85	1,103	182	16.50	817	105	12.85
	HSBC Bank Panama	917	3	0.33	574	9	1.57	–	–	–
	HSBC Bank Argentina	92	6	6.52	95	4	4.21	79	10	12.66

Other operations		(134,269)	(3,979)		(101,874)	(4,422)		(68,873)	(3,822)

		14,579	675	4.63	9,712	758	7.80	17,335	658	3.80

Total interest-bearing liabilities
Europe	HSBC Bank	487,796	17,631	3.61	411,862	18,304	4.44	331,148	11,788	3.56
	HSBC Private Banking
	Holdings (Suisse)	46,474	1,589	3.42	35,072	1,670	4.76	29,921	1,257	4.20
	HSBC France	143,529	6,142	4.28	119,391	4,781	4.00	80,044	2,759	3.45
	HSBC Finance	3,927	199	5.07	4,797	245	5.11	4,759	251	5.27
Hong Kong	Hang Seng Bank	70,908	1,073	1.51	68,358	2,223	3.25	59,298	1,924	3.24
	The Hongkong and
	Shanghai Banking
	Corporation	153,391	1,723	1.12	138,978	4,184	3.01	115,326	3,424	2.97
Rest of	The Hongkong and
Asia-Pacific	Shanghai Banking
	Corporation	145,388	4,425	3.04	107,909	4,229	3.92	84,451	3,216	3.81
	HSBC Bank Malaysia	11,417	332	2.91	9,748	291	2.99	8,146	243	2.98
	HSBC Bank Middle East	26,170	630	2.41	19,611	810	4.13	13,212	497	3.76
North America	HSBC Bank USA	131,632	3,676	2.79	126,017	5,409	4.29	117,416	5,432	4.63
	HSBC Finance	134,892	5,469	4.05	149,350	7,503	5.02	142,812	6,942	4.86
	HSBC Bank Canada	53,744	1,631	3.03	47,663	1,850	3.88	38,547	1,354	3.51
	HSBC Markets Inc	10,349	78	0.75	8,889	255	2.87	2,883	88	3.05
Latin America	HSBC Mexico	18,314	856	4.67	16,567	737	4.45	14,790	552	3.73
	Brazilian operations[9]	33,277	3,663	11.01	23,650	2,566	10.85	17,437	2,332	13.37
	HSBC Bank Panama	10,250	375	3.66	9,922	434	4.37	1,383	53	3.83
	HSBC Bank Argentina	2,387	152	6.37	2,116	98	4.63	1,134	56	4.94
Other operations		(32,003)	(906)		(20,440)	(1,025)		4,939	(775)

		1,451,842	48,738	3.36	1,279,460	54,564	4.26	1,067,646	41,393	3.88

For footnotes, see page 143.

Back to Contents
Net interest margin[13]
		2008	2007	2006
		%	%	%

Europe	HSBC Bank	1.71	1.58	2.09
	HSBC Private Banking Holdings (Suisse)	1.24	1.10	1.11
	HSBC France	0.26	0.54	0.81
	HSBC Finance	6.36	6.66	7.08
Hong Kong	Hang Seng Bank	2.59	2.54	2.43
	The Hongkong and Shanghai Banking Corporation	2.27	2.27	2.29

Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	2.15	2.25	2.16
	HSBC Bank Malaysia	3.02	3.21	3.23
	HSBC Bank Middle East	3.63	3.63	4.11
North America	HSBC Bank USA	2.93	2.43	1.95
	HSBC Finance	7.22	6.84	6.83
	HSBC Bank Canada	1.93	2.23	2.36
Latin America	HSBC Mexico	8.95	8.60	7.92
	Brazilian operations[9]	8.85	10.55	11.78
	HSBC Bank Panama	4.39	4.29	3.94
	HSBC Bank Argentina	10.25	8.86	7.31

		2.90	2.91	3.10

Distribution of average total assets

		2008	2007	2006
		%	%	%
Europe	HSBC Bank	36.7	34.6	30.6
	HSBC Private Banking Holdings (Suisse)	2.3	2.2	2.3
	HSBC France	13.8	12.0	10.0
	HSBC Finance	0.2	0.3	0.5
Hong Kong	Hang Seng Bank	3.9	4.4	4.3
	The Hongkong and Shanghai Banking Corporation	9.5	10.1	10.7
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	8.8	6.9	6.0
	HSBC Bank Malaysia	0.6	0.7	0.6
	HSBC Bank Middle East	1.8	1.4	1.3
North America	HSBC Bank USA	11.2	10.1	11.3
	HSBC Finance	6.2	8.3	10.0
	HSBC Bank Canada	2.9	3.3	2.4
Latin America	HSBC Mexico	1.5	2.5	1.7
	Brazilian operations[9]	2.1	1.6	1.5
	HSBC Bank Panama	0.6	0.7	0.2
	HSBC Bank Argentina	0.2	0.2	0.1

Other operations (including consolidation adjustments)		(2.3)	0.7	6.5

		100.0	100.0	100.0

For footnotes, see page 143.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Changes in NII

Analysis of changes in net interest income

The following table allocates changes in net interest income between volume and rate for 2008 compared with 2007, and for 2007 compared with 2006.

Interest income

			Increase/(decrease)			Increase/(decrease)
			in 2008 compared with 2007			in 2007 compared with 2006

		2008	Volume	Rate	2007	Volume	Rate	2006
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Short-term funds and loans and advances to banks
Europe	HSBC Bank	2,187	(166)	(239)	2,592	729	327	1,536
	HSBC Private Banking Holdings (Suisse)	333	119	(15)	229	13	26	190
	HSBC France	1,495	173	28	1,294	390	214	690
Hong Kong	Hang Seng Bank	587	203	(225)	609	126	–	483
	The Hongkong and Shanghai Banking Corporation	1,344	(139)	(869)	2,352	484	223	1,645
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	881	362	(291)	810	229	61	520
	HSBC Bank Malaysia	165	65	(3)	103	13	3	87
	HSBC Bank Middle East	188	(15)	(121)	324	100	16	208
North America	HSBC Bank USA	328	10	(159)	477	54	(42)	465
	HSBC Bank Canada	107	(21)	(46)	174	28	8	138
Latin America	HSBC Mexico	247	9	(1)	239	11	1	227
	Brazilian operations[9]	951	242	64	645	230	(157)	572
	HSBC Bank Panama	30	9	(12)	33	24	–	9
	HSBC Bank Argentina	43	16	11	16	4	4	8
Other operations		760	43	(181)	898	89	191	618

		9,646	915	(2,064)	10,795	2,561	838	7,396

Loans and advances to customers
Europe	HSBC Bank	18,587	3,885	(3,376)	18,078	669	3,243	14,166
	HSBC Private Banking Holdings (Suisse)	494	132	(145)	507	127	42	338
	HSBC France	3,604	257	128	3,219	699	57	2,463
	HSBC Finance	505	(76)	(30)	611	(50)	(10)	671
Hong Kong	Hang Seng Bank	1,589	251	(782)	2,120	193	(25)	1,952
	The Hongkong and Shanghai Banking Corporation	2,291	392	(1,002)	2,901	51	7	2,843
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	5,163	1,345	(503)	4,321	471	401	3,449
	HSBC Bank Malaysia	553	64	(18)	507	80	(3)	430
	HSBC Bank Middle East	1,549	680	(331)	1,200	178	65	957
North America	HSBC Bank USA	5,758	219	(1,046)	6,585	106	338	6,141
	HSBC Finance	15,835	(1,495)	(756)	18,086	732	293	17,061
	HSBC Bank Canada	2,455	284	(427)	2,598	495	66	2,037
Latin America	HSBC Mexico	2,565	104	274	2,187	380	275	1,532
	Brazilian operations[9]	4,879	1,744	(760)	3,895	1,409	(758)	3,244
	HSBC Bank Panama	810	49	(17)	778	686	–	92
	HSBC Bank Argentina	378	68	69	241	106	28	107
Other operations		1,707	564	(647)	1,790	118	144	1,528

		68,722	8,887	(9,789)	69,624	5,891	4,722	59,011

For footnotes, see page 143.

Back to Contents

			Increase/(decrease) in			Increase/(decrease)
			2008 compared with 2007			in 2007 compared with 2006

		2008	Volume	Rate	2007	Volume	Rate	2006
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial investments
Europe	HSBC Bank	3,840	2,006	(597)	2,431	146	308	1,977
	HSBC Private Banking Holdings (Suisse)	553	81	(39)	511	74	46	391
	HSBC France	795	222	62	511	291	125	95
Hong Kong	Hang Seng Bank	1,063	(340)	(147)	1,550	157	169	1,224
	The Hongkong and Shanghai Banking Corporation	563	(263)	(191)	1,017	16	90	911
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	1,507	371	71	1,065	281	47	737
	HSBC Bank Malaysia	36	(21)	1	56	21	(1)	36
	HSBC Bank Middle East	144	96	(126)	174	118	(16)	72
North America	HSBC Bank USA	1,232	87	(44)	1,189	58	22	1,109
	HSBC Finance	143	(65)	(21)	229	19	10	200
	HSBC Bank Canada	197	41	(102)	258	69	15	174
Latin America	HSBC Mexico	244	14	(89)	319	(76)	(32)	427
	Brazilian operations[9]	853	140	41	672	225	(54)	501
	HSBC Bank Panama	47	(7)	(4)	58	37	–	21
	HSBC Bank Argentina	47	(33)	12	68	31	(1)	38
Other operations		1,354	123	(176)	1,407	121	95	1,191

		12,618	2,450	(1,347)	11,515	1,634	777	9,104

Interest expense
Deposits by banks
Europe	HSBC Bank	1,875	162	(435)	2,148	477	360	1,311
	HSBC Private Banking Holdings (Suisse)	105	121	(38)	22	(11)	–	33
	HSBC France	1,672	310	4	1,358	292	180	886
Hong Kong	Hang Seng Bank	55	(53)	(15)	123	40	(1)	84
	The Hongkong and Shanghai Banking Corporation	70	1	(81)	150	40	(15)	125
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	450	260	(255)	445	156	43	246
	HSBC Bank Malaysia	10	(1)	(1)	12	3	–	9
	HSBC Bank Middle East	29	48	(51)	32	11	(2)	23
North America	HSBC Bank USA	220	244	(438)	414	182	24	208
	HSBC Bank Canada	41	(16)	(36)	93	7	18	68
Latin America	HSBC Mexico	32	(10)	(21)	63	13	–	50
	Brazilian operations[9]	190	85	(1)	106	50	(45)	101
	HSBC Bank Panama	43	(7)	(16)	66	49	–	17
	HSBC Bank Argentina	1	(7)	(1)	9	3	1	5
Other operations		166	4	(129)	291	(51)	8	334

		4,959	1,183	(1,556)	5,332	1,267	565	3,500

For footnotes, see page 143.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Changes in NII / Share capital and reserves

Interest expense (continued)

			Increase/(decrease)			Increase/(decrease)
			in 2008 compared with 2007			in 2007 compared with 2006

		2008	Volume	Rate	2007	Volume	Rate	2006
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Customer accounts
Europe	HSBC Bank	10,092	1,355	(1,839)	10,576	1,577	1,968	7,031
	HSBC Private Banking Holdings (Suisse)	1,349	328	(464)	1,485	237	179	1,069
	HSBC France	1,583	292	65	1,226	264	210	752
Hong Kong	Hang Seng Bank	914	152	(1,138)	1,900	219	(31)	1,712
	The Hongkong and Shanghai Banking Corporation	1,365	382	(2,516)	3,499	591	(26)	2,934
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	2,869	711	(487)	2,645	646	96	1,903
	HSBC Bank Malaysia	295	43	(8)	260	46	2	212
	HSBC Bank Middle East	422	156	(312)	578	139	28	411
North America	HSBC Bank USA	2,069	334	(1,316)	3,051	249	312	2,490
	HSBC Bank Canada	967	146	(269)	1,090	152	134	804
Latin America	HSBC Mexico	561	15	(2)	548	21	56	471
	Brazilian operations[9]	3,110	741	206	2,163	648	(541)	2,056
	HSBC Bank Panama	296	6	(24)	314	280	–	34
	HSBC Bank Argentina	145	17	43	85	38	6	41
Other operations		1,952	369	(714)	2,297	200	286	1,811

		27,989	4,710	(8,438)	31,717	5,098	2,888	23,731

Financial liabilities designated at fair value – own debt issued		3,133	304	(739)	3,568	196	212	3,160

Debt securities in issue
Europe	HSBC Bank	4,001	1,290	(1,042)	3,753	816	890	2,047
	HSBC France	1,447	86	154	1,207	285	289	633
	HSBC Finance	8	(2)	(8)	18	(18)	4	32
Hong Kong	Hang Seng Bank	57	(2)	(21)	80	4	12	64
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation	640	1	80	559	54	67	438
	HSBC Bank Malaysia	20	6	1	13	(2)	2	13
	HSBC Bank Middle East	90	32	(61)	119	119	–	–
North America	HSBC Bank USA	852	(182)	(198)	1,232	(152)	(23)	1,407
	HSBC Finance	3,765	(802)	(744)	5,311	142	122	5,047
	HSBC Bank Canada	604	95	(131)	640	180	–	460
Latin America	HSBC Mexico	243	148	(15)	110	83	4	23
	Brazilian operations[9]	156	36	5	115	72	(27)	70
	HSBC Bank Panama	33	(4)	(8)	45	43	–	2
	HSBC Bank Argentina	–	–	–	–	–	–	–
Other operations		66	(14)	93	(13)	119	(240)	108

		11,982	(723)	(1,930)	13,189	1,777	1,068	10,344

Back to Contents

Share capital and reserves

Authorised share capital

The authorised share capital of HSBC Holdings at 31 December 2008 was US$7,500,100,000 divided into 15,000 million ordinary shares of US$0.50 each and 10 million non-cumulative preference shares of US$0.01 each; £401,500 divided into 10 million non-cumulative preference shares of £0.01 each and 301,500 non-voting deferred shares of £1 each; and €100,000 divided into 10 million non-cumulative preference shares of €0.01 each.

     The percentage of the total authorised share capital of HSBC Holdings at 31 December 2008 represented by the numbers of ordinary shares of US$0.50 each, non-cumulative preference shares of £0.01 each, non-cumulative preference shares of US$0.01 each, non-cumulative preference shares of €0.01 each and non-voting deferred shares of £1 each was approximately 99.9890, 0.0019, 0.0013, 0.0019 and 0.0059 per cent respectively.

Issued share capital

The issued share capital of HSBC Holdings at 31 December 2008 was US$6,052,647,041 divided into 12,105,265,082 ordinary shares of US$0.50 each and 1,450,000 non-cumulative preference shares of US$0.01 each; and £301,500 comprising 301,500 non-voting deferred shares of £1 each.

     The percentage of the total issued share capital of HSBC Holdings at 31 December 2008 represented by the ordinary shares of US$0.50 each, non-cumulative preference shares of US$0.01 each and non-voting deferred shares of £1 each was approximately 99.9925, 0.0002, and 0.0073 per cent respectively.

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

     Subject to the Companies Act 2006 and the Articles of Association of HSBC Holdings, HSBC Holdings may, by ordinary resolution, declare dividends to be paid to the holders of ordinary shares, however, no dividend shall exceed the amount recommended by the Board. The Board may pay interim dividends as appears to the Board to be justified by the profits of HSBC Holdings available for distribution. All dividends shall be apportioned and paid proportionately to the percentage of the nominal amount paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Share capital and reserves accordingly. Subject to the Articles of Association of HSBC Holdings, the Board may, with the prior authority of an ordinary resolution of HSBC Holdings and subject to such terms and conditions as the Board may determine, offer to any holders of ordinary shares the right to elect to receive ordinary shares of the same or a different currency, credited as fully paid, instead of cash in any currency in respect of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution. At the 2007 Annual General Meeting shareholders gave authority to the Directors to offer a scrip dividend alternative until the conclusion of the Annual General Meeting in 2012.

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

Preference shares

The non-cumulative preference shares of £0.01 each, the non-cumulative preference shares of US$0.01 each (the ‘Dollar Preference Shares’) and the non-cumulative preference shares of €0.01 each carry the same rights and obligations under the Articles of Association save in respect of the timing of and payment of proceeds from the redemption of each class of share, to the extent issued, and certain rights and obligations that attach to each class of preference share as determined by the Board prior to allotment of the relevant preference shares. The Dollar Preference Shares are the only class of the preference shares which have been issued and allotted to date.

     Holders of the preference shares will only be entitled to attend and vote at general meetings of HSBC Holdings if any dividend payable on the relevant preference shares in respect of such period as the Board shall determine prior to allotment thereof (which, in the case of the Dollar Preference Shares in issue at 2 March 2009, is four consecutive dividend payment dates) is not paid in full or in such other circumstances, and upon and subject to such terms, as the Board may determine prior to allotment of the relevant preference shares. Whenever holders of the relevant preference shares are entitled to vote on a resolution at a general meeting, on a show of hands every such holder who is present in person or by proxy shall have one vote and on a poll every such holder who is present in person or by proxy shall have one vote per preference share held by him or her or such number of votes per share as the Board shall determine prior to allotment of such share.

     Subject to the Articles of Association, holders of the relevant preference shares shall have the right to a non-cumulative preferential dividend at such rate, on such dates and on such other terms and conditions as may be determined by the Board prior to allotment thereof in priority to the payment of any dividend to the holders of ordinary shares and any other class of shares of HSBC Holdings in issue (other than (i) the other preference shares in issue and any other shares expressed to rank pari passu therewith as regards income; and (ii) any shares which by their terms rank in priority to the relevant preference shares as regards income). Dividends on the Dollar Preference Shares in issue at 2 March 2009 are paid quarterly at the sole and absolute discretion of the Board of Directors. The Board of Directors will not declare a dividend on the Dollar Preference Shares if payment of the dividend would cause HSBC Holdings not to meet the applicable capital adequacy requirements of the FSA or the profit of HSBC Holdings available for distribution as dividends is not sufficient to enable HSBC Holdings to pay in full both dividends on the relevant preference shares and dividends on any other shares that are scheduled to be paid on the same date and that have an equal right to dividends. HSBC Holdings may not declare or pay dividends on any class of its shares ranking lower in the right to dividends than the preference shares nor redeem nor purchase in any manner any of its other shares ranking equal with or lower than the preference shares unless it has paid in full, or set aside an amount to provide for payment in full, the dividends on the preference shares for the then-current dividend period.

     The preference shares carry no rights to participate in the profits or assets of HSBC Holdings other than as set out in the Articles of Association and subject to the Companies Act 1985, do not confer any right to participate in any offer or invitation by way of rights or otherwise to subscribe for additional shares in HSBC Holdings, do no not confer any right of conversion and do not confer any right to participate in any issue or bonus shares or

Back to Contents

shares issued by way of capitalisation of reserves.

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

     HSBC Holdings may redeem the relevant preference shares in accordance with the Articles of Association and the terms on which the relevant preference shares were issued and allotted. In the case of the Dollar Preference Shares in issue at 2 March 2009, HSBC Holdings may redeem such shares in whole at any time on or after 16 December 2010, subject to prior notification to the FSA.

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

     The following events occurred during the year in relation to the share capital of HSBC Holdings:

Scrip dividends

1.	36,524,050 ordinary shares were issued at par in January 2008 to shareholders who elected to receive new shares in lieu of the third interim dividend for 2007. The market value per share used to calculate shareholders’ entitlements to new shares was US$16.821, being the US dollar equivalent of £8.132.

2.	136,165,605 ordinary shares were issued at par in May 2008 to shareholders who elected to receive new shares in lieu of the fourth interim dividend for 2007. The market value per share used to calculate shareholders’ entitlements to new shares was US$16.4022, being the US dollar equivalent of £8.132.

3.	15,191,514 ordinary shares were issued at par in July 2008 to shareholders who elected to receive new shares in lieu of the first interim dividend for 2008. The market value per share used to calculate shareholders’ entitlements to new shares was US$16.8421, being the US dollar equivalent of £8.519.

4.	47,687,930 ordinary shares were issued at par in October 2008 to shareholders who elected to receive new shares in lieu of the second interim dividend for 2008. The market value per share used to calculate shareholders’ entitlements to new shares was US$15.2466, being the US dollar equivalent of £8.266.

All-Employee share plans

5.	In connection with the exercise of options under the HSBC Holdings savings-related share option plans: 27,491,176 ordinary shares were issued at prices ranging from £5.3496 to £7.6736 per share; 1,782,367 ordinary shares were issued at prices ranging from HK$103.4401 to HK$108.4483 per share; 805,885 ordinary shares were issued at prices ranging from US$13.3290 to US$14.7478 per share; and 46,698 ordinary shares were issued at €10.4217 per share. Options over 18,163,336 ordinary shares lapsed.

6.	2,667,632 ordinary shares were issued at €8.3124 per share in connection with a Plan d’Epargne Entreprise for the benefit of non-UK resident employees of HSBC France and its subsidiaries.

7.	Options over 32,951,305 ordinary shares were granted at nil consideration on 30 April 2008 to nearly 70,000 HSBC employees resident in nearly 70 countries and territories under the HSBC Holdings savings-related share option plans.

Discretionary share incentive plans

8.	4,050,585 ordinary shares were issued at prices ranging from £6.2767 to £7.460 per share in connection with the exercise of options under

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Share capital and reserves / Short-term borrowings > Contractual obligations / Ratios the HSBC Holdings Executive Share Option Scheme. Options over 223,951 ordinary shares lapsed.

9.	3,734,125 ordinary shares were issued at prices ranging from £6.9100 to £8.7120 per share in connection with the exercise of options under the HSBC Holdings Group Share Option Plan. Options over 5,889,067 ordinary shares lapsed.

10.	No options were exercised under and no ordinary shares were issued in connection with the HSBC Share Plan. Options over 224,728 ordinary shares lapsed.

HSBC Finance

11.	65,198 ordinary shares were issued at prices ranging from US$14.59 to US$16.71 per share in connection with the vesting of Restricted Stock Rights under HSBC Finance share plans that have been converted into rights over HSBC Holdings ordinary shares.

Authority to purchase ordinary shares

12.	At the Annual General Meeting in 2008, shareholders renewed the authority for the Company to make market purchases of ordinary shares. The authority is to make market purchases of up to 1,186,700,000 ordinary shares. The Directors have not exercised this authority. In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange on 19 December 2005, HSBC Holdings will comply with the applicable law and regulation in the UK in relation to the holding of any shares in treasury and with the conditions of the waiver, in connection with any shares it may hold in treasury.

Authority to allot shares

13.	At the Annual General Meeting in 2008 shareholders renewed the general authority for the Directors to allot new shares. The general authority is to allot up to 2,373,400,000 ordinary shares, 10,000,000 non-cumulative preference shares of £0.01 each, 8,550,000 non-cumulative preference shares of US$0.01 each and 10,000,000 non-cumulative preference shares of €0.01 each. Within this, the Directors have authority to allot up to a maximum of 593,350,000 ordinary shares wholly for cash to persons other than existing shareholders.

     Other than as described in paragraphs 1 to 6 and 8 to 10 above, the Directors did not allot any shares during 2008.

Short-term borrowings

HSBC includes short-term borrowings within customer accounts, deposits by banks and debt securities in issue and does not show short-term borrowings separately on the balance sheet. Short- term borrowings are defined by the US Securities and Exchange Commission (‘SEC’) as Federal funds purchased and securities sold under agreements to repurchase, commercial paper and other short-term borrowings. HSBC’s only significant short-term borrowings are securities sold under agreements to repurchase and certain debt securities in issue. Additional information on these is provided in the tables below.

	2008	2007	2006
	US$m	US$m	US$m
Securities sold under agreements to repurchase
Outstanding at 31 December	145,180	140,001	97,139
Average amount outstanding during the year	177,256	129,779	102,715
Maximum quarter-end balance outstanding during the year	190,651	148,601	109,689

Weighted average interest rate during the year	3.8%	5.4%	4.3%
Weighted average interest rate at the year-end	2.9%	4.8%	4.6%

Short-term bonds
Outstanding at 31 December	40,279	51,792	37,906
Average amount outstanding during the year	45,330	39,153	37,729
Maximum quarter-end balance outstanding during the year	55,842	51,792	38,907

Weighted average interest rate during the year	5.0%	7.0%	5.1%
Weighted average interest rate at the year-end	3.1%	6.5%	4.8%

Back to Contents

Contractual obligations

The table below provides details of HSBC’s material contractual obligations as at 31 December 2008.

		Payments due by period

		Less than		More than
	Total	1 year	1–5 years	5 years
	US$m	US$m	US$m	US$m

Long-term debt obligations	254,946	92,191	99,353	63,402
Term deposits and certificates of deposit	256,661	245,672	10,989	–
Capital (finance) lease obligations	979	55	188	736
Operating lease obligations	4,139	766	1,800	1,573
Purchase obligations	1,541	948	593	–
Short positions in debt securities and equity shares	66,774	52,679	4,477	9,618
Current tax liability	1,822	1,822	–	–
Pension obligations	15,137	1,208	5,393	8,536

	601,999	395,341	122,793	83,865

Ratios of earnings to combined fixed charges (and preference share dividends)

	2008	2007	2006	2005	2004
	%	%	%	%	%
Ratios of earnings to combined fixed charges and preference share dividends
Ratios in accordance with IFRSs
– excluding interest on deposits	2.97	6.96	7.22	9.16	8.64
– including interest on deposits	1.13	1.34	1.40	1.59	1.86

Ratios in accordance with UK GAAP
– excluding interest on deposits	–	–	–	–	8.07
– including interest on deposits	–	–	–	–	1.81

Ratios of earnings to combined fixed charges
Ratios in accordance with IFRSs
– excluding interest on deposits	3.17	7.52	7.93	9.60	8.64
– including interest on deposits	1.14	1.34	1.41	1.59	1.86

Ratios in accordance with UK GAAP
– excluding interest on deposits	–	–	–	–	8.07
– including interest on deposits	–	–	–	–	1.81

For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and minority interests, plus fixed charges, and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, dividends on preference shares and other equity instruments, as applicable, and the proportion of rental expense deemed representative of the interest factor.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Loan maturities / Deposits

Loan maturity and interest sensitivity analysis

At 31 December 2008, the geographical analysis of loan maturity and interest sensitivity by loan type on a contractual repayment basis was as follows:

			Rest
		Hong	of Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Maturity of 1 year or less
Loans and advances to banks	58,520	29,258	35,668	10,966	11,919	146,331

Commercial loans to customers
Commercial, industrial and international trade	83,772	14,666	31,433	5,611	8,827	144,309
Real estate and other property related	18,430	6,253	6,071	9,527	1,497	41,778
Non-bank financial institutions	57,853	1,070	4,188	21,490	1,116	85,717
Governments	1,121	117	1,260	243	309	3,050
Other commercial	35,652	1,919	5,648	8,737	1,955	53,911

	196,828	24,025	48,600	45,608	13,704	328,765
Hong Kong Government Home Ownership Scheme	–	442	–	–	–	442
Residential mortgages and other personal loans	30,336	13,476	13,972	36,119	8,382	102,285

Loans and advances to customers	227,164	37,943	62,572	81,727	22,086	431,492

	285,684	67,201	98,240	92,693	34,005	577,823

Maturity after 1 year but within 5 years
Loans and advances to banks	3,152	388	398	442	190	4,570

Commercial loans to customers
Commercial, industrial and international trade	23,889	4,943	7,360	8,087	3,640	47,919
Real estate and other property related	13,760	13,716	6,182	8,002	790	42,450
Non-bank financial institutions	3,419	594	1,111	3,112	1,185	9,421
Governments	323	784	355	78	769	2,309
Other commercial	11,839	3,365	4,130	3,214	2,072	24,620

	53,230	23,402	19,138	22,493	8,456	126,719
Hong Kong Government Home Ownership Scheme	–	1,404	–	–	–	1,404
Residential mortgages and other personal loans	31,595	8,991	9,948	52,234	5,755	108,523

Loans and advances to customers	84,825	33,797	29,086	74,727	14,211	236,646

	87,977	34,185	29,484	75,169	14,401	241,216

Interest rate sensitivity of loans and advances to banks and commercial loans to customers Fixed interest rate	11,333	185	2,734	5,066	2,460	21,778
Variable interest rate	45,049	23,605	16,802	17,869	6,186	109,511

	56,382	23,790	19,536	22,935	8,646	131,289

Maturity after 5 years
Loans and advances to banks	340	–	75	50	2,463	2,928

Commercial loans to customers
Commercial, industrial and international trade	13,386	577	1,354	1,480	815	17,612
Real estate and other property related	8,180	4,560	1,019	3,209	512	17,480
Non-bank financial institutions	551	738	88	2,958	63	4,398
Governments	420	50	145	31	539	1,185
Other commercial	15,923	1,514	1,428	991	535	20,391

	38,460	7,439	4,034	8,669	2,464	61,066

Hong Kong Government Home Ownership Scheme	–	2,036	–	–	–	2,036
Residential mortgages and other personal loans	79,601	19,738	13,491	107,181	5,526	225,537

Loans and advances to customers	118,061	29,213	17,525	115,850	7,990	288,639

	118,401	29,213	17,600	115,900	10,453	291,567

Interest rate sensitivity of loans and advances to banks and commercial loans to customers
Fixed interest rate	7,607	–	942	1,128	619	10,296
Variable interest rate	31,193	7,439	3,167	7,591	4,308	53,698

	38,800	7,439	4,109	8,719	4,927	63,994

Back to Contents

Deposits

The following tables summarise the average amount of bank deposits, customer deposits and certificates of deposit (‘CDs’) and other money market instruments (which are included within ‘Debt securities in issue’ in the balance sheet), together with the average interest rates paid thereon for each of the past three years. The geographical analysis of average deposits is based on the location of the office in which the deposits are recorded and excludes balances with HSBC companies. The ‘Other’ category includes securities sold under agreements to repurchase.

	2008		2007		2006

	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate
	US$m	%	US$m	%	US$m	%
Deposits by banks

Europe
Demand and other – non-interest bearing	5,231	–	6,359	–	9,814	–
Demand – interest bearing	19,204	3.2	11,036	3.8	8,368	3.7
Time	43,695	3.9	38,470	4.7	27,447	4.0
Other	31,098	4.4	28,770	4.8	23,396	3.5

	99,228		84,635		69,025

Hong Kong
Demand and other – non-interest bearing	1,375	–	1,331	–	1,031	–
Demand – interest bearing	2,780	2.0	2,420	4.3	2,428	4.6
Time	1,583	2.7	3,267	4.5	2,016	4.3
Other	178	3.4	251	0.4	362	3.3

	5,916		7,269		5,837

Rest of Asia-Pacific
Demand and other – non-interest bearing	1,911	–	1,897	–	1,618	–
Demand – interest bearing	4,332	2.3	3,167	2.4	1,960	2.4
Time	10,342	3.5	6,433	5.1	3,645	4.8
Other	3,769	3.3	2,768	4.8	2,157	4.5

	20,354		14,265		9,380

North America
Demand and other – non-interest bearing	761	–	827	–	767	–
Demand – interest bearing	5,684	1.7	3,759	4.8	3,033	5.3
Time	7,941	2.3	6,746	6.0	3,543	5.4
Other	449	1.6	169	7.1	699	5.6

	14,835		11,501		8,042

Latin America
Demand and other – non-interest bearing	366	–	808	–	702	–
Demand – interest bearing	81	2.5	153	5.9	96	6.3
Time	3,357	5.6	2,690	6.5	1,732	5.5
Other	1,254	7.8	1,010	8.0	683	9.4

	5,058		4,661		3,213

Total
Demand and other – non-interest bearing	9,644	–	11,222	–	13,932	–
Demand – interest bearing	32,081	2.7	20,535	3.8	15,885	4.5
Time	66,918	3.7	57,606	4.9	38,383	4.5
Other	36,748	4.5	32,968	5.0	27,297	3.9

	145,391		122,331		95,497

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Deposits / CDs // Critical accounting policies

	2008		2007		2006

	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate
	US$m	%	US$m	%	US$m	%
Customer accounts
Europe

Demand and other – non-interest bearing	39,610	–	34,585	–	33,000	–
Demand – interest bearing	225,034	2.9	210,692	3.5	173,150	2.7
Savings	73,479	4.3	62,002	4.6	50,525	3.9
Time	83,208	3.8	69,476	4.9	59,374	4.2
Other	26,651	3.9	14,741	4.5	9,249	4.1

	447,982		391,496		325,298

Hong Kong
Demand and other – non-interest bearing	15,620	–	14,214	–	13,011	–
Demand – interest bearing	126,199	0.4	107,053	2.2	88,754	2.4
Savings	65,068	2.4	63,649	3.9	58,883	3.8
Time	27,659	2.3	26,712	3.9	20,454	3.6
Other	1,563	1.2	1,164	4.3	51	3.9

	236,109		212,792		181,153

Rest of Asia-Pacific
Demand and other – non-interest bearing	22,721	–	16,438	–	13,107	–
Demand – interest bearing	55,653	1.9	41,089	2.4	29,816	2.1
Savings	68,968	3.6	57,950	4.2	42,153	4.3
Time	15,226	3.3	11,538	4.6	10,246	4.5
Other	1,359	2.8	1,835	4.5	2,233	3.5

	163,927		128,850		97,555

North America
Demand and other – non-interest bearing	16,759	–	15,175	–	13,662	–
Demand – interest bearing	18,261	1.6	15,389	3.3	14,406	2.9
Savings	87,001	2.5	79,529	3.3	65,216	2.8
Time	17,838	3.2	17,655	5.9	21,124	5.4
Other	5,123	2.4	3,234	3.7	3,339	2.0

	144,982		130,982		117,747

Latin America
Demand and other – non-interest bearing	12,507	–	10,530	–	7,995	–
Demand – interest bearing	4,994	1.9	5,662	2.1	5,438	1.6
Savings	31,442	10.3	24,861	8.8	16,512	11.3
Time	15,179	5.2	12,443	5.9	7,665	5.9
Other	949	8.2	1,212	9.5	2,145	13.4

	65,071		54,708		39,755

Total
Demand and other – non-interest bearing	107,217	–	90,942	–	80,775	–
Demand – interest bearing	430,141	1.9	379,885	3.0	311,564	2.6
Savings	325,958	3.9	287,991	4.4	233,289	4.1
Time	159,110	3.6	137,824	4.9	118,863	4.5
Other	35,645	3.6	22,186	4.7	17,017	4.8

	1,058,071		918,828		761,508

CDs and other money market instruments
Europe	74,007	4.5	66,164	5.0	48,238	4.2
Hong Kong	745	3.0	941	3.9	1,191	3.5
Rest of Asia-Pacific	7,614	6.4	7,230	6.0	6,621	5.6
North America	22,278	3.3	23,735	5.4	23,472	4.6
Latin America	3,036	7.8	1,526	6.8	318	10.7

	107,680	4.5	99,596	5.2	79,840	4.5

Back to Contents

Certificates of deposit and other time deposits

At 31 December 2008, the maturity analysis of CDs and other wholesale time deposits, by remaining maturity, was as follows:

		After	After
		3 months	6 months
	3 months	but within	but within	After
	or less	6 months	12 months	12 months	Total
	US$m	US$m	US$m	US$m	US$m
Europe
Certificates of deposit	23,911	483	192	–	24,586
Time deposits:
– banks	34,951	1,943	2,418	4,649	43,961
– customers	78,562	5,140	4,135	1,598	89,435

	137,424	7,566	6,745	6,247	157,982

Hong Kong
Certificates of deposit	145	137	280	904	1,466
Time deposits:
– banks	1,031	5	–	67	1,103
– customers	21,898	1,057	274	419	23,648

	23,074	1,199	554	1,390	26,217

Rest of Asia-Pacific
Certificates of deposit	2,324	1,383	928	248	4,883
Time deposits:
– banks	3,912	887	310	164	5,273
– customers	13,106	1,651	670	1,490	16,917

	19,342	3,921	1,908	1,902	27,073

North America
Time deposits:
– banks	10,209	2	5	201	10,417
– customers	13,882	720	248	310	15,160

	24,091	722	253	511	25,577

Latin America
Certificates of deposit	1,161	640	60	316	2,177
Time deposits:
– banks	2,360	1,446	389	264	4,459
– customers	10,357	1,389	1,071	359	13,176

	13,878	3,475	1,520	939	19,812

Total
Certificates of deposit	27,541	2,643	1,460	1,468	33,112
Time deposits:
– banks	52,463	4,283	3,122	5,345	65,213
– customers	137,805	9,957	6,398	4,176	158,336

	217,809	16,883	10,980	10,989	256,661

The geographical analysis of deposits is based on the location of the office in which the deposits are recorded and excludes balances with HSBC companies. The majority of certificates of deposit and time deposits are in amounts of US$100,000 and over or the equivalent in other currencies.

Critical accounting policies

(Audited)

Introduction

The results of HSBC are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its consolidated financial statements. The significant accounting policies used in the preparation of the consolidated financial statements are described in Note 2 on the Financial Statements.

When preparing the financial statements, it is the Directors’ responsibility under UK company law to select suitable accounting policies and to make judgements and estimates that are reasonable and prudent.

     The accounting policies that are deemed critical to HSBC’s results and financial position, in terms of the materiality of the items to which the policy is applied, and which involve a high degree of judgement including the use of assumptions and estimation, are discussed below.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Critical accounting policies

Impairment of loans and advances

HSBC’s accounting policy for losses arising from the impairment of customer loans and advances is described in Note 2g on the Financial Statements. Loan impairment allowances represent management’s best estimate of losses incurred in the loan portfolios at the balance sheet date.

     Management is required to exercise judgement in making assumptions and estimations when calculating loan impairment allowances on both individually and collectively assessed loans and advances. Of the Group’s total loans and advances to customers before impairment allowances of US$957 billion (2007: US$1,001 billion), US$6.9 billion or 1 per cent (2007: US$6.5 billion; 1 per cent) were individually assessed for impairment, and US$950 billion or 99 per cent (2007: US$994 billion; 99 per cent) were collectively assessed for impairment.

     The most significant judgemental area is the calculation of collective impairment allowances. HSBC’s most significant geographical area of exposure to collectively assessed loans and advances is North America, which comprised US$271 billion or 29 per cent (2007: US$301 billion; 30 per cent) of HSBC’s total collectively assessed loans and advances. Collective impairment allowances in North America were US$15.9 billion, representing 77 per cent (2007: US$11.9 billion; 72 per cent) of the total collectively assessed loan impairment allowance.

     HSBC uses two alternative methods to calculate collective impairment allowances on homogeneous groups of loans that are not considered individually significant:

•	when appropriate empirical information is available, HSBC utilises roll-rate methodology.
This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the likelihood that loans will progress through the various stages of delinquency and ultimately prove irrecoverable. The estimated loss is the difference between the present value of expected future cash flows, discounted at the original effective interest rate of the portfolio, and the carrying amount of the portfolio; and

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

     This key area of judgement is subject to uncertainty and is highly sensitive to factors such as loan portfolio growth, product mix, unemployment rates, bankruptcy trends, geographic concentrations, loan product features, economic conditions such as national and local trends in housing markets, the level of interest rates, portfolio seasoning, account management policies and practices, changes in laws and regulations, and other factors that can affect customer payment patterns. Different factors are applied in different regions and countries to reflect different economic conditions and laws and regulations. The assumptions underlying this judgement are highly subjective. The methodology and the assumptions used in calculating impairment losses are reviewed regularly in the light of differences between loss estimates and actual loss experience. For example, roll rates, loss rates and the expected timing of future recoveries are regularly benchmarked against actual outcomes to ensure they remain appropriate.

     The total amount of the Group’s impairment allowances on homogeneous groups of loans is inherently uncertain because it is highly sensitive to changes in economic and credit conditions across a

Back to Contents

large number of geographical areas. Economic and credit conditions within geographical areas are influenced by many factors with a high degree of interdependency so that there is no single factor to which the Group’s loan impairment allowances as a whole are sensitive. However, HSBC’s loan impairment allowances are particularly sensitive to general economic and credit conditions in North America. For example, a 10 per cent increase in impairment allowances on collectively assessed loans and advances in North America would increase loan impairment allowances by US$1.6 billion at 31 December 2008 (2007: US$1.2 billion). It is possible that the outcomes within the next financial year could be different from the assumptions built into the models, resulting in a material adjustment to the carrying amount of loans and advances.

Goodwill impairment

HSBC’s accounting policy for goodwill is described in Note 2(p) on the Financial Statements. Note 22 on the Financial Statements lists the Group’s cash generating units (‘CGUs’) by geographical region and global business. Total goodwill for the Group amounted to US$22 billion as at 31 December 2008 (2007: US$34 billion).

     The process of identifying and evaluating goodwill impairment is inherently uncertain because it requires significant management judgement in making a series of estimations, the results of which are highly sensitive to the assumptions used. The review of goodwill impairment represents management’s best estimate of the factors below:

•	the future cash flows of the CGUs are sensitive to the cash flows projected for the periods for which detailed forecasts are available, and to assumptions regarding the long-term pattern of sustainable cash flows thereafter. Forecasts are compared with actual performance and verifiable economic data in future years; however, the cash flow forecasts necessarily and appropriately reflect management’s view of future business prospects at the time of the assessment; and

•	the discount rate used to discount the future expected cash flows is based on the cost of capital assigned to an individual CGU, and can have a significant effect on the CGU’s valuation. The cost of capital percentage is generally derived from a Capital Asset Pricing Model, which incorporates inputs reflecting a number of financial and economic variables, including the risk-free interest rate in the country concerned and a premium to reflect the inherent risk of the business being evaluated. These variables are subject to fluctuations in external market rates and economic conditions outside of management’s control and are therefore established on the basis of significant management judgement and are subject to uncertainty.

     When this exercise demonstrates that the expected cash flows of a CGU have declined and/or that its cost of capital has increased, the effect is to reduce the CGU’s estimated recoverable amount. If this results in an estimated recoverable amount that is lower than the carrying value of the CGU, a charge for impairment of goodwill will be recognised in HSBC’s income statement for the year.

     The accuracy of forecast cash flows is subject to a high degree of uncertainty in volatile market conditions. In such market conditions, management retests goodwill for impairment more frequently than annually to ensure that the assumptions on which the cash flow forecasts are based continue to reflect current market conditions and management’s best estimate of future business prospects.

     Given the extraordinary market events experienced globally during the second half of 2008, HSBC performed an additional impairment test on all the CGUs within the Group as at 31 December 2008. As a result, HSBC recognised an impairment charge of US$10.6 billion on Personal Financial Services – North America as at 31 December 2008 (2007: nil). Management concluded that the recoverable amount of the other CGUs to which goodwill has been allocated exceeded their carrying value. However, in the event of further significant deterioration in the economic and credit conditions beyond the levels already reflected by management in the cash flow forecasts for the CGUs, a material adjustment to a CGU’s recoverable amount may occur which may result in the recognition of an impairment charge in the income statement.

     Note 22 on the Financial Statements includes details of the CGUs with significant balances of goodwill, states the key assumptions used to assess the goodwill in each of those CGUs for impairment, and provides a discussion of the sensitivity of the carrying value of goodwill to changes in key assumptions.

Valuation of financial instruments

HSBC’s accounting policy for determining the fair value of financial instruments is described in Note 2d on the Financial Statements.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Critical accounting policies

     The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used. The majority of valuation techniques employ only observable market data, and so the reliability of the fair value measurement is high. However, certain financial instruments are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable. Valuation techniques that rely to a greater extent on unobservable inputs require a higher level of management judgement to calculate a fair value than those based wholly on observable inputs.

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

     When applying a model with unobservable inputs, estimates are made to reflect uncertainties in fair values resulting from a lack of market data inputs, for example, as a result of illiquidity in the market. For these instruments, the fair value measurement is less reliable. Inputs into valuations based on unobservable data are inherently uncertain because there are little or no current market data available from which to determine the level at which an arm’s length transaction would occur under normal business conditions. However, in most cases there are some market data available on which to base a determination of fair value, for example historical data, and the fair values of most financial instruments will be based on some market observable inputs even where the unobservable inputs are significant.

     An analysis of the basis for valuation of financial instruments measured at fair value in the financial statements is provided on page 162. The value of financial assets and liabilities that use a valuation technique are US$876 billion (2007: US$626 billion) and US$671 billion (2007: US$401 billion) or 71 per cent (2007: 66 per cent) and 83 per cent (2007: 68 per cent) of total assets and total liabilities measured at fair value, respectively. A sensitivity analysis of fair values for financial instruments with significant unobservable inputs to reasonably possible alternative assumptions and a range of assumptions and inputs used in valuation models in respect of instruments of particular interest in the current market turmoil can be found on page 164. Given the uncertainty and subjective nature of valuing financial instruments at fair value, it is possible that the outcomes in the next financial year could differ from the assumptions used, and this could result in a material adjustment to the carrying amount of financial instruments measured at fair value.

Impairment of available-for-sale financial assets

HSBC’s accounting policy for impairment of available-for-sale financial assets is described in Note 2(j) on the Financial Statements.

     Available-for-sale financial assets are measured at fair value, and changes in fair value are recognised in equity in the available-for-sale fair value reserve until the financial assets are either sold or become impaired. An impairment loss is recognised if there is objective evidence of impairment as a result of loss events which have an impact on the estimated future cash flows of the financial asset that can be reliably estimated. If an available-for-sale financial asset becomes impaired, the entire balance in equity

Back to Contents

relating to that asset is removed from equity and recognised in the income statement as an impairment loss. A further decline in the fair value of an available-for-sale debt security subsequent to the initial impairment is recognised in the income statement when there is further objective evidence of impairment.

     At 31 December 2008 the Group’s total available-for-sale financial assets amounted to US$286 billion (2007: US$273 billion), of which US$279 billion or 98 per cent (2007: US$261 billion; 95 per cent) were debt securities. At 31 December 2008, the available-for-sale fair value reserve relating to debt securities amounted to a deficit of US$21.4 billion (2007: deficit of US$2.4 billion). A deficit in the available-for-sale fair value reserve occurs on an available-for-sale debt security when the fair value of the security is less than the security’s acquisition cost (net of any principal repayments and amortisation) less any previous impairment loss recognised in the income statement, but there is no evidence of any impairment or, if an impairment was previously recognised, any subsequent impairment.

     Management is required to exercise judgement in determining whether there is objective evidence that an impairment loss has occurred. Once an impairment has been identified, the amount of impairment loss is measured in relation to the fair value of the asset. More information on assumptions and estimates requiring management judgement relating to the determination of fair values of financial instruments is provided above in ‘Valuation of financial instruments’.

     The objective evidence required to determine whether an available-for-sale debt security is impaired comprises evidence of the occurrence of a loss event and evidence that the loss event results in a decrease in estimated future cash flows. Where cash flows are readily determinable, a low level of judgement may be involved. Where determination of estimated future cash flows requires consideration of a number of variables, some of which may be unobservable in current market conditions, more significant judgement is required.

     The most significant judgements concern more complex instruments, such as asset-backed securities (‘ABS’s), where it is necessary to consider factors such as the estimated future cash flows on underlying pools of collateral, the extent and depth of market price declines and changes in credit ratings. The review of estimated future cash flows on underlying collateral is subject to estimation uncertainties where the assessment is based on historical information on pools of assets, and judgement is required to determine whether historical performance is likely to be representative of current economic and credit conditions. A description of these securities is included in the ‘Impact of market turmoil’ section under ‘Nature and extent of HSBC’s exposures’ on page 150 and a more detailed description of the assumptions and estimates used in assessing these securities for impairment is disclosed in the section ‘Assessing available-for-sale assets for impairment’ on page 170.

     There is no single factor to which the Group’s charge for impairment of available-for-sale debt securities is particularly sensitive, because of the range of different types of securities held, the range of geographical areas in which those securities are held, and the wide range of factors which can affect the occurrence of loss events and the cash flows of securities, including different types of collateral.

     Management’s current assessment of the holdings of available-for-sale ABSs with the most sensitivity to possible future impairment is focused on sub-prime and Alt-A residential mortgage-backed securities (‘MBSs’). The Group’s principal exposure to these securities is in the Global Banking and Markets’ business. Excluding holdings in certain special purpose entities where significant first loss risks are borne by external investors, the available-for-sale holdings in these categories within Global Banking and Markets amounted to US$5.2 billion at 31 December 2008 (2007: US$11.8 billion). The deficit in the available-for-sale fair value reserve as at 31 December 2008 in relation to these securities was US$5.9 billion (2007: US$1.1 billion).

     The main factors in the reduction in fair value of these securities over the period were the effects of reduced market liquidity and negative market sentiment. The level of actual credit losses experienced was low in 2008, notwithstanding the deterioration in the performance of the underlying mortgages in the period as US house prices fell and defaults increased. The absence of material credit losses is judged to be attributable to the seniority of the tranches held by HSBC as well as the priority for cash flow held by these tranches.

     Further details of the nature and extent of HSBC’s exposures to asset backed securities classified as available-for-sale are provided in ‘Impact of market turmoil–nature and extent of HSBC’s exposures’ on page 150.

     It is reasonably possible that outcomes in the next financial year could be different from the assumptions and estimates used in identifying

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Critical accounting policies / Customer groups > Summary

impairment on available-for-sale debt securities, as a result of which, evidence of impairment may be identified in available-for-sale debt securities which had previously been determined not to be impaired. It is possible that this could result in the recognition of material impairment losses in the next financial year.

Deferred tax assets

HSBC’s accounting policy for the recognition of deferred tax assets is described in Note 2s on the Financial Statements. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilised. The recognition of a deferred tax asset relies on management’s judgements surrounding the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

     HSBC’s most significant judgements are around the US deferred tax assets, where there has been a recent history of losses in HSBC’s US operations. Net US deferred tax assets amounted to US$5.0 billion or 71 per cent (2007: US$3.7 billion; 70 per cent) of total net deferred tax assets recognised on the Group’s balance sheet.

     The amount of US deferred tax assets recognised is based on the evidence available about conditions at the balance sheet date, and requires significant judgements to be made by management, especially those based on management’s projections of credit losses and the timing of recovery in the US economy. Management’s judgement takes into consideration the impact of both positive and negative evidence, including historical financial performance, projections of future taxable income, future reversals of existing taxable temporary differences, and the availability of loss carrybacks. The recognition of the deferred tax asset is mainly dependent upon the projection of future taxable profits, future reversals of existing taxable temporary differences and the capacity to carry back net operating losses arising in 2009.

     Tax losses were incurred in HSBC’s US operations in 2008. Management has evaluated the factors contributing to the losses to determine whether the factors leading to the losses are temporary or indicative of a permanent decline in earnings. Based on its analysis, management has determined that the losses were primarily caused by increases in credit losses in the US due to the current housing and credit market conditions, as well as continued weakening in the general economy, which has led to higher unemployment levels and, consequently, higher credit losses.

     In the US, management’s projections of future taxable income are based on business plans, future capital requirements and ongoing tax planning strategies. These projections include assumptions about the depth and severity of further house price depreciation, assumptions about the US recession, including unemployment levels and their related impact on credit losses, and assumptions about ongoing capital support from HSBC.

     The assumptions surrounding future expected credit losses in the US represent the most subjective areas of judgement in management’s projections of future taxable income.

     Management’s forecasts support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilise the deferred tax assets. In management’s judgement, the recent market conditions, which have resulted in losses being incurred in the US over the last two years, will create significant downward pressure and volatility on the profit or loss before tax in the next few years. To reflect this, the assessment of recoverability of the deferred tax asset in the US significantly discounts any future expected taxable income and relies to a greater extent on continued capital support to the US operations from HSBC, including tax planning strategies implemented in relation to such support. The most significant tax planning strategy is HSBC’s investment of capital into its US operations to ensure the utilisation of the net operating loss carry forwards. This strategy provides substantial support for the recoverability of the deferred tax assets. HSBC expects that its US operations will continue to be dependent upon its capital support, and will continue to execute their business strategies and plans until they return to profitability. Based on management’s forecasts, HSBC expects to provide capital support to its US operations in each of the next three years. If HSBC were to decide, however, not to provide this ongoing support, the full recovery of the deferred tax asset may no longer be probable and could result in a material adjustment to the deferred tax asset which would be recognised in the income statement.

Back to Contents
Disclosure controls

The Group Chairman and Group Finance Director, with the assistance of other members of management, carried out an evaluation of the effectiveness of the design and operation of HSBC Holdings’ disclosure controls and procedures as of 31 December 2008. Based upon that evaluation, the Group Chairman and Group Finance Director concluded that HSBC’s disclosure controls and procedures as of 31 December 2008 were effective to provide reasonable assurance that information required to be disclosed in the reports which the company files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

     There has been no change in HSBC Holdings’ internal control over financial reporting during the year ended 31 December 2008 that has materially affected, or is reasonably likely to materially affect, HSBC Holdings’ internal control over financial reporting.

Management’s assessment of internal control over financial reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting, and has completed an assessment of the effectiveness of the Group’s internal control over financial reporting as of 31 December 2008. In making the assessment, management used the framework for Director’s internal control evaluation contained within the Combined Code (‘The Revised Turnbull Guidance’), as well as the criteria established by the Committee of Sponsoring Organisations of the Treadway Commission (‘COSO’) in ‘Internal Control-Integrated Framework’.

      Based on the assessment performed, management concluded that as at 31 December 2008, the Group’s internal control over financial reporting was effective.

      KPMG Audit Plc, which has audited the consolidated financial statements of the Group for the year ended 31 December 2008, has also audited the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No.5 of the Public Company Accounting Oversight Board (United States) as stated in their report on pages 330 and 331.

66a

Back to Contents

Summary

HSBC manages its business through two customer groups, Personal Financial Services and Commercial Banking, and two global businesses, Global Banking and Markets (previously Corporate, Investment Banking and Markets), and Private Banking. Personal Financial Services incorporates the Group’s consumer finance businesses; the largest of these is HSBC Finance Corporation (‘HSBC Finance’).

     All commentaries on the customer groups and global businesses are on an underlying basis unless stated otherwise.

Profit/(loss) before tax

	2008		2007		2006

	US$m	%	US$m	%	US$m	%

Personal Financial Services	(10,974)	(117.9)	5,900	24.4	9,457	42.8
Commercial Banking	7,194	77.3	7,145	29.5	5,997	27.2
Global Banking and Markets	3,483	37.4	6,121	25.3	5,806	26.3
Private Banking	1,447	15.6	1,511	6.2	1,214	5.5
Other[13]	8,157	87.6	3,535	14.6	(388)	(1.8)

	9,307	100.0	24,212	100.0	22,086	100.0

Total assets[15]

	At 31 December

	2008		2007
	US$m	%	US$m	%

Personal Financial Services	514,419	20.4	621,356	26.4
Commercial Banking	249,218	9.9	307,944	13.1
Global Banking and Markets	1,896,630	75.0	1,561,468	66.3
Private Banking	133,216	5.3	130,893	5.6
Other	135,001	5.3	155,685	6.6
Intra-HSBC items	(401,019)	(15.9)	(423,080)	(18.0)

	2,527,465	100.0	2,354,266	100.0

For footnotes, see page 145.

Basis of preparation

The results are presented in accordance with the accounting policies used in the preparation of HSBC’s consolidated financial statements. HSBC’s operations are closely integrated and, accordingly, the presentation of customer group data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and Group Management Office (‘GMO’) functions, to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity.

     Where relevant, income and expense amounts presented include the results of inter-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Customer groups > Personal Financial Services

Personal Financial Services

Profit/(loss) before tax

	2008	2007	2006
	US$m	US$m	US$m

Net interest income	29,419	29,069	26,076
Net fee income	10,107	11,742	8,762
Trading income excluding net interest income	175	38	391
Net interest income on trading activities	79	140	220
Net trading income[16]	254	178	611
Net income/(expense) from financial instruments designated at fair value	(2,912)	1,333	739
Gains less losses from financial investments	663	351	78
Dividend income	90	55	31
Net earned insurance premiums	10,083	8,271	5,130
Other operating income	259	387	782

Total operating income	47,963	51,386	42,209
Net insurance claims[17]	(6,474)	(8,147)	(4,365)

Net operating income[5]	41,489	43,239	37,844
Loan impairment charges and other credit risk provisions	(21,220)	(16,172)	(9,949)

Net operating income	20,269	27,067	27,895
Operating expenses (excluding goodwill impairment)	(21,140)	(21,757)	(18,818)
Goodwill impairment	(10,564)	–	–

Operating profit/(loss)	(11,435)	5,310	9,077
Share of profit in associates and joint ventures	461	590	380

Profit/(loss) before tax	(10,974)	5,900	9,457

By geographical region
Europe	1,658	1,581	1,909
Hong Kong	3,428	4,212	2,880
Rest of Asia-Pacific	500	760	477
North America	(17,228)	(1,546)	3,391
Latin America	668	893	800

	(10,974)	5,900	9,457

	%	%	%

Share of HSBC’s profit before tax	(117.9)	24.4	42.8
Cost efficiency ratio	76.4	50.3	49.7

Balance sheet data[15]
	US$m	US$m	US$m

Loans and advances to customers (net)	401,402	464,726	448,545
Total assets	514,419	621,356	602,342
Customer accounts	440,338	450,071	388,468

For footnotes, see page 143.
Strategic direction

HSBC’s strategy for Personal Financial Services is to use its global reach and local knowledge to grow profitably in selected markets. The strategy focuses on growth in:

–	markets where HSBC already has scale, such as Hong Kong and the UK; and

–	markets where HSBC can build or acquire scale, particularly in Asia-Pacific, Latin America, Turkey and the Middle East.

Within these markets, there are two key target segments:

–	customers who value seamless international banking and wealth management; and

–	customers who are confident about using direct channels (internet, ATM, telephone, mobile) to access financial services.

Financial performance in 2008

•	The reported loss before tax of US$11.0 billion compared with a profit of US$5.9 billion in 2007, driven substantially by higher loan impairment charges and a goodwill impairment charge of US$10.6 billion which wrote down in full the goodwill relating to the North American Personal Financial Services business. Excluding the loss before tax incurred in this business, pre- tax profits fell by 17 per cent on an underlying basis, with an increase in loan impairments and lower fee income more than offsetting an increase in revenue from deposit growth and higher gains on the sale of MasterCard and Visa shares.

•	Net fee income fell by 13 per cent. This was driven by weak market sentiment, which resulted in lower fees from retail securities and investments, particularly in Hong Kong, and changes in fee billing practices in the credit card business to improve the customer proposition in North America.

•	A net expense of US$2.9 billion was recorded on financial instruments designated at fair value, compared with income of US$1.3 billion in 2007. This was largely due to the fall in value of assets held to meet liabilities under insurance and investment contracts driven by poor equity market performances, predominantly affecting operations in Hong Kong, the UK and France.
For assets held to meet liabilities under unit- linked and, to a certain extent, participating insurance contracts, the movement from income to expense was offset by a corresponding

Back to Contents
reduction in policyholder liabilities where investment losses can be passed to policyholders.

•	Loan impairment charges rose by 32 per cent, primarily due to further deterioration in credit quality in the North American Personal Financial Services business. Delinquency rates increased across all portfolios in HSBC Finance, particularly consumer lending, and in the real estate secured portfolios in HSBC USA, following the sustained downturn in the housing market and the onset of economic recession.

•	A rise in loan impairments in Mexico, Turkey and India was attributable to higher delinquencies following growth of the credit card and personal loan portfolios. Actions taken to curtail asset growth in these markets focused on tightening lending criteria and deploying advanced credit analytics.

•	Operating expenses were 48 per cent higher, largely due to the goodwill impairment charge. Excluding this, operational costs were slightly lower, driven by a 12 per cent reduction in North America following initiatives taken since 2007 to cease originations in mortgage services, limit new originations in consumer lending and reduce marketing spend in cards. This benefit was partially offset by investment in business expansion in mainland China and Japan and an increase in restructuring costs and union-agreed salaries in Latin America.

•	Profit before tax increased in Europe, with a solid performance in the UK partially offset by a fall in Turkey as an investment in 98 additional branches was made in order to attain nationwide coverage. Profits were lower in France.

•	In the Middle East, profit rose by 17 per cent on 2007, with strong growth in revenue from cards.

Business highlights in 2008

•	HSBC Premier (‘Premier’), which offers mass affluent customers a seamless international banking and wealth management service, grew to 2.6 million customers in 2008. During the year, the service was extended to a further six countries, taking the total to 41. 472,000 net new customers joined Premier, of whom 80 per cent were new to the Group.
•	The strength of the HSBC brand helped attract an increase in customer accounts of US$50 billion, or 13 per cent, to US$440 billion, despite the low interest rate environment. In North America, net loans and advances to customers fell by 16 per cent as HSBC reduced its balance sheet and lowered its risk profile in the US. Excluding North America, lending increased by 10 per cent, demonstrating HSBC’s commitment to supporting its core customer base. At 31 December 2008, the advances-to-deposits ratio was 91 per cent, compared with 106 per cent at the end of December 2007.

•	The HSBC Direct online savings offering in the US performed well in difficult market conditions. Average balances increased by US$2.0 billion to US$13.2 billion, reducing the overall funding costs of the US Personal Financial Services business.

•	In the UK, HSBC launched a RateMatcher mortgage promotion to attract quality customers facing an interest rate reset in the near term. HSBC attracted a strong flow of new business totalling US$9.9 billion during the campaign. In December 2008, HSBC announced that the bank will make available up to £15 billion of UK residential mortgages in 2009.

•	Consistent with HSBC’s strategy to increase the sale of insurance products to existing customers, the major life businesses in Europe and Asia grew and underlying net premium income rose by 15 per cent. However, declining worldwide equity markets led to a reduction in insurance profits compared with 2007.

•	In the US, declining house prices, rising unemployment and increasing bankruptcies fuelled growing customer delinquencies. HSBC continued to take measures to help customers manage their mortgage repayments and avoid foreclosure. During 2008, HSBC Finance expanded its mortgage loan modification programme which included longer-term modifications. The loan obligations of over 92,000 customers with aggregate mortgages of US$13.5 billion were modified during 2008, helping to maximise cash flow for HSBC and preserve home ownership for customers.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Customer groups > Personal Financial Services

Subsequent developments

The branch-based US consumer lending business of HSBC Finance has historically focused on sub-prime customers who rely on drawing cash against the equity in their homes to help meet their cash needs. Unsecured consumer lines of credit have served as a means of generating new customer accounts, with the potential to subsequently provide the customer with a mortgage product, typically a secured debt consolidation loan. As a result, the bulk of the mortgage lending products sold in the US consumer lending branch network have been for refinancing and debt consolidation rather than for house purchase.

The unprecedented deterioration in the US housing market over the last two years, including declining property values and lower secondary market demand for sub-prime mortgages, has undermined the ability of many real estate loan customers to make payments or refinance their loans. In many cases, there is no equity in their homes or, if there is, few institutions are willing to finance its withdrawal. As a result, loan originations in this business have fallen dramatically for both HSBC Finance and the industry as a whole. Management believes it will take years before property values return to the levels seen prior to the decline and, as such, has concluded that recovery in the sub-prime mortgage lending business is uncertain and the industry is unlikely to stabilise for a number of years. Management also expects that changes in regulation and practice will make it problematic to plan and execute a sub-prime lending business strategy with a reasonable degree of confidence.

Given the above, in 2008 HSBC began to reposition its US consumer lending business to reduce risk by tightening lending criteria and expanding its lending to include government sponsored entity and conforming loan products. As part of this repositioning, HSBC intended to place greater emphasis on unsecured loan products while decreasing secured loan production. To date, the results of this repositioning effort have not met expectations, in part due to the continued deterioration in the economy, leading management to re-evaluate whether, given the Group’s risk appetite, the initiative can produce the volume necessary to ensure that the consumer lending business will return to profitability in the foreseeable future.

As a consequence, at the end of February 2009, the Board of HSBC endorsed management’s recommendation to discontinue as soon as practicable originations of all products by the branch-based US consumer lending business of HSBC Finance. At 31 December 2008 this business had outstanding balances of US$62 billion comprising US$46 billion in real estate secured and US$16 billion in unsecured loan balances. HSBC will continue to service and collect the existing loan portfolio as it runs off, and will continue the Group’s efforts to help customers in need of loan modification and other account management programmes to maximise collection and preserve, as far as possible, home ownership. In the US, substantially all consumer lending branches branded HFC and Beneficial will cease taking loan applications and will be closed. HSBC Finance will also continue to run-off the loan portfolios of its mortgage services business and its vehicle finance business. HSBC will provide all necessary support to HSBC Finance to enable it to run off these businesses in a measured way and to meet all its commitments.

The operations of HSBC’s other US Personal Financial Services businesses, including its card business, and the retail bank branch business of HSBC USA are unaffected by this decision. HSBC USA will continue to service its customers with real estate secured and unsecured products.

HSBC expects as a result of this decision affecting the US consumer lending business of HSBC Finance that total revenue will fall by approximately US$50 million in 2009 and operating expenses by approximately US$700 million on an annualised basis. Closure costs of up to US$195 million will be incurred, predominantly related to one-off termination and other employee benefit costs, a substantial portion of which will be recorded in the first half of 2009.

In addition, a non-cash charge of approximately US$70 million is expected to be incurred in relation to the impairment of fixed assets associated with the consumer lending branch network, also to be recognised in the first half of 2009.

Employees supporting originations operations will be evaluated for service elsewhere in HSBC’s operations, but it is currently expected that approximately 6,100 employees will be displaced.

Back to Contents
Reconciliation of reported and underlying profit/(loss) before tax
	2008 compared with 2007

		2007
		acquisitions,		2007	2008
	2007	disposals		at 2008	acquisitions	Under-	2008	Re-	Under-
	as	& dilution	Currency	exchange	and	lying	as	ported	lying
Personal Financial	reported	gains [1]	translation [2]	rates [3]	disposals [1]	change	reported	change	change
Services	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	29,069	(224)	(126)	28,719	215	485	29,419	1	2
Net fee income	11,742	(21)	(105)	11,616	(9)	(1,500)	10,107	(14)	(13)
Other income[4]	2,428	(91)	(10)	2,327	83	(447)	1,963	(19)	(19)

Net operating income[5]	43,239	(336)	(241)	42,662	289	(1,462)	41,489	(4)	(3)
Loan impairment charges
and other credit risk
provisions	(16,172)	4	75	(16,093)	(3)	(5,124)	(21,220)	(31)	(32)

Net operating income	27,067	(332)	(166)	26,569	286	(6,586)	20,269	(25)	(25)
Operating expenses
(excluding goodwill
impairment)	(21,757)	236	117	(21,404)	(98)	362	(21,140)	3	2
Goodwill impairment	–	–	–	–	–	(10,564)	(10,564)	n/a	n/a

Operating profit/(loss)	5,310	(96)	(49)	5,165	188	(16,788)	(11,435)	(315)	(325)
Income from associates	590	–	52	642	–	(181)	461	(22)	(28)

Profit/(loss) before tax	5,900	(96)	3	5,807	188	(16,969)	(10,974)	(286)	(292)

				2007 compared with 2006

					2007
		2006		2006	acquisitions,
	2006	acquisitions		at 2007	disposals	Under-	2007	Re-	Under-
	as	and	Currency	exchange	& dilution	lying	as	ported	lying
Personal Financial	reported	disposals [1]	translation [2]	rates [6]	gains [1]	change	reported	change	change
Services	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	26,076	(3)	746	26,819	653	1,597	29,069	11	6
Net fee income	8,762	53	322	9,137	(77)	2,682	11,742	34	30
Other income[4]	3,006	(53)	87	3,040	(38)	(574)	2,428	(19)	(19)

Net operating income[5]	37,844	(3)	1,155	38,996	538	3,705	43,239	14	10
Loan impairment charges
and other credit risk
provisions	(9,949)	–	(205)	(10,154)	(72)	(5,946)	(16,172)	(63)	(59)

Net operating income	27,895	(3)	950	28,842	466	(2,241)	27,067	(3)	(8)
Operating expenses	(18,818)	2	(753)	(19,569)	(285)	(1,903)	(21,757)	(16)	(10)

Operating profit	9,077	(1)	197	9,273	181	(4,144)	5,310	(42)	(45)
Income from associates	380	–	13	393	6	191	590	55	49

Profit before tax	9,457	(1)	210	9,666	187	(3,953)	5,900	(38)	(41)

For footnotes, see page 143.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Customer groups > Commercial Banking

Commercial Banking

Profit before tax

	2008	2007	2006
	US$m	US$m	US$m

Net interest income	9,494	9,055	7,514
Net fee income	4,097	3,972	3,207
Trading income excluding net interest income	369	265	204
Net interest income on trading activities	17	31	20

Net trading income[16]	386	296	224
Net income/(expense) from financial instruments designated at fair value	(224)	22	(22)
Gains less losses from financial investments	193	90	44
Dividend income	88	8	6
Net earned insurance premiums	679	733	258
Other operating income	939	165	250

Total operating income	15,652	14,341	11,481
Net insurance claims[17]	(335)	(391)	(96)

Net operating income[5]	15,317	13,950	11,385
Loan impairment charges and other credit risk provisions	(2,173)	(1,007)	(697)

Net operating income	13,144	12,943	10,688

Total operating expenses	(6,581)	(6,252)	(4,979)

Operating profit	6,563	6,691	5,709
Share of profit in associates and joint ventures	631	454	288

Profit before tax	7,194	7,145	5,997

By geographical region
Europe	2,722	2,516	2,234
Hong Kong	1,315	1,619	1,321
Rest of Asia-Pacific	1,793	1,350	1,034
North America	658	920	957
Latin America	706	740	451

	7,194	7,145	5,997

	%	%	%

Share of HSBC’s profit before tax	77.3	29.5	27.2
Cost efficiency ratio	43.0	44.8	43.7

Balance sheet data[15]
	US$m	US$m	US$m

Loans and advances to customers (net)	203,949	220,068	172,976
Total assets	249,218	307,944	228,668
Customer accounts	235,879	237,987	190,853

For footnotes, see page 143.
Strategic direction

HSBC’s Commercial Banking strategy is focused on two key initiatives:

–	to be the leading international business bank, using HSBC’s extensive geographical network together with product expertise in payments, trade, receivables finance and foreign exchange to actively support customers trading and investing across borders; and

–	to be the best bank for small businesses in target markets, building global scale and creating efficiencies by sharing best practice, including customer experience and credit scoring, and selectively rolling out the direct banking model.

Financial performance in 2008

•	Reported pre-tax profit was broadly in line with 2007 at US$7.2 billion as revenue growth was offset by the rise in loan impairment charges and operating costs. Pre-tax profit growth was evident in emerging markets, with their contribution increasing to 56 per cent excluding a gain of US$425 million on the disposal of the UK merchant acquiring division, recorded in ‘Other operating income’. Profit growth was most significant in Australia, India, mainland China, United Arab Emirates (‘UAE’), Turkey, Brazil and Argentina.

•	HSBC remained committed to new lending, increasing lending balances by 10 per cent. Deposit growth of 15 per cent was driven by brand strength, particularly in the UK, the US and Hong Kong.

•	Balance sheet growth drove a 7 per cent rise in net interest income, notwithstanding the adverse affect of widespread reductions in interest rates on liability spreads. This was partly offset by higher lending spreads from improved pricing.

•	Net fee income rose by 8 per cent with income from trade services and foreign exchange growing particularly strongly.

•	Other income was boosted by a number of significant gains, notably from the sale of shares in MasterCard and Visa.

•	Loan impairment charges increased from US$1.0 billion in 2007 to US$2.2 billion, as the previously benign credit environment was replaced by economic slowdown in most countries. Loan impairment charges increased by 44 basis points to 1 per cent of average reported assets, with most of the increase coming in the second half of 2008.

Back to Contents
•	The cost efficiency ratio improved to 44.2 per cent excluding the US$425 million gains noted above. Costs were tightly controlled in Europe and North America, but grew elsewhere as the Group continued to expand operations in emerging markets, particularly in Asia.

•	Customer numbers grew to 2.9 million, with continuing recruitment of new customers through existing operations and gains from the acquisition of the assets, liabilities and operations of The Chinese Bank in Taiwan, despite a reduction from the sale of the French regional banks.

Business highlights in 2008

Commercial Banking achieved key objectives toward its international business strategy in 2008 as the proportion of its total revenues derived from international customers and products increased.

•	Revenue from foreign exchange and trade and supply chain products grew strongly, with increases of 66 per cent and 27 per cent, respectively. This was driven by improved cross-selling of products, particularly in foreign exchange, as customers sought protection from volatile currency movements. A number of initiatives were launched to extend foreign exchange services, which included enhancing relationship management in the US and UAE, and introducing dedicated sales desks in India.

•	The volume of international trade finance increased significantly and revenue grew commensurately as HSBC benefited from higher commodity prices, the reintermediation of traditional trade instruments in respect of which the Group demonstrated continued capacity to lend, and improved pricing reflecting market trends. HSBC’s growth outpaced market growth in a number of key countries, particularly in Asia and the Middle East.

•	Successful Global Links referrals nearly doubled to 5,600, with the aggregate transaction value exceeding US$11 billion, an increase of 96 per cent. The use of electronic account opening ‘SmartForms’ improved customer experience.

In support of its strategy to be the best bank for small businesses, HSBC focused on deposit gathering and transaction banking, and was particularly successful in attracting customer deposits.

•	With over US$100 billion in customer deposits, HSBC’s small and micro segments are a significant source of funding for Commercial Banking, generating over twice as much in liabilities as loans and advances to customers. Customer numbers in the small and micro segments rose by 7 per cent to 2.6 million. In Taiwan, the acquisition of the assets, liabilities and operations of The Chinese Bank expanded the branch network to 33 and added over 15,000 small business customers.

•	Customer loyalty was evidenced by an increase in the use of internet banking, with the number of active users of Business Internet Banking growing by 16 per cent and the number of transactions by 18 per cent.

•	New small business offerings continued to be initiated. BusinessDirect was extended to seven countries and total customer numbers exceeded 180,000. BusinessVantage was launched in Indonesia while, in the US, the autumn marketing campaign led to over 9,000 new accounts. New business card products were rolled out in a further six countries.

•	The announcement of HSBC’s US$5 billion International SME Fund in December under- scored the Group’s commitment to lending to small and medium-sized enterprises, and led to significant interest from existing and prospective customers. Specific initiatives were launched in the UK, Hong Kong, France and Malta.

Commercial Banking increased its intra-Group referrals, in part by extending the Global Links platform to facilitate cross-customer group referrals.

•	In Hong Kong and India, an initiative to increase referrals across customer groups resulted in a two-fold rise in the number of Premier account referrals, and significant growth in referrals from Personal Financial Services to Commercial Banking. Similar programmes in the UK contributed to sales of Premier accounts and mortgage products, and plans are underway to extend these programmes to other regions in 2009.

•	Referrals to Private Banking grew by 30 per cent, and led to US$2.7 billion in new assets under management, while referrals from Private Banking led to a three-fold increase in new relationships.

•	Sales of Global Markets products were particularly strong in foreign exchange under Commercial Banking’s strategy to be the leading bank for international business.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Customer groups > Commercial Banking / Global Banking and Markets

Reconciliation of reported and underlying profit before tax

	2008 compared with 2007

		2007
		acquisitions,		2007	2008
	2007	disposals		at 2008	acquisitions	Under-	2008	Re-	Under-
	as	& dilution	Currency	exchange	and	lying	as	ported	lying
	reported	gains[1]	translation[2]	rates[3]	disposals[1]	change	reported	change	change
Commercial Banking	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	9,055	(166)	(77)	8,812	41	641	9,494	5	7
Net fee income	3,972	(113)	(76)	3,783	27	287	4,097	3	8
Other income[4]	923	(7)	(28)	888	525	313	1,726	87	35

Net operating income[5]	13,950	(286)	(181)	13,483	593	1,241	15,317	10	9
Loan impairment charges and other credit risk provisions	(1,007)	3	36	(968)	(3)	(1,202)	(2,173)	(116)	(124)

Net operating income	12,943	(283)	(145)	12,515	590	39	13,144	2	–
Operating expenses	(6,252)	180	47	(6,025)	(106)	(450)	(6,581)	(5)	(7)

Operating profit	6,691	(103)	(98)	6,490	484	(411)	6,563	(2)	(6)
Income from associates	454	–	26	480	–	151	631	39	31

Profit before tax	7,145	(103)	(72)	6,970	484	(260)	7,194	1	(4)

	2007 compared with 2006

					2007
		2006		2006	acquisitions,
	2006	acquisitions		at 2007	disposals	Under-	2007	Re-	Under-
	as	and	Currency	exchange	& dilution	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[6]	gains[1]	change	reported	change	change
Commercial Banking	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	7,514	–	382	7,896	114	1,045	9,055	21	13
Net fee income	3,207	–	189	3,396	17	559	3,972	24	16
Other income[4]	664	–	27	691	48	184	923	39	27

Net operating income[5]	11,385	–	598	11,983	179	1,788	13,950	23	15
Loan impairment charges and other credit risk provisions	(697)	–	(47)	(744)	(61)	(202)	(1,007)	(44)	(27)

Net operating income	10,688	–	551	11,239	118	1,586	12,943	21	14
Operating expenses	(4,979)	–	(291)	(5,270)	(73)	(909)	(6,252)	(26)	(17)

Operating profit	5,709	–	260	5,969	45	677	6,691	17	11
Income from associates	288	–	9	297	1	156	454	58	53

Profit before tax	5,997	–	269	6,266	46	833	7,145	19	13

For footnotes, see page 143.

Back to Contents

Global Banking and Markets

Profit before tax

	2008	2007	2006
	US$m	US$m	US$m

Net interest income	8,541	4,430	3,168
Net fee income	4,291	4,901	3,718
Trading income excluding net interest income	157	3,503	4,890
Net interest income/ (expense) on trading activities	324	(236)	(379)
Net trading income[16]	481	3,267	4,511
Net income/(expense) from financial instruments designated at fair value	(438)	(164)	20
Gains less losses from financial investments	(327)	1,313	534
Dividend income	76	222	235
Net earned insurance premiums	105	93	73
Other operating income	868	1,218	1,378

Total operating income	13,597	15,280	13,637
Net insurance claims[17]	(79)	(70)	(62)

Net operating income[5]	13,518	15,210	13,575
Loan impairment (charges)/ recoveries and other credit risk provisions	(1,471)	(38)	119

Net operating income	12,047	15,172	13,694
Total operating expenses	(9,092)	(9,358)	(7,991)

Operating profit	2,955	5,814	5,703
Share of profit in associates and joint ventures	528	307	103

Profit before tax	3,483	6,121	5,806

By geographical region
Europe	195	2,527	2,304
Hong Kong	1,436	1,578	955
Rest of Asia-Pacific	3,786	2,464	1,649
North America	(2,575)	(965)	423
Latin America	641	517	475

	3,483	6,121	5,806

	%	%	%

Share of HSBC’s profit before tax	37.4	25.3	26.3
Cost efficiency ratio	67.3	61.5	58.9

For footnotes, see page 143.

Strategic direction

In 2008, Global Banking and Markets continued to pursue its ‘emerging markets-led and financing-focused’ strategy, which was introduced in 2006 and fully implemented in 2007. HSBC’s strategy is to be a leading wholesale bank by:

–	utilising HSBC’s extensive distribution network;

–	developing Global Banking and Markets’ hub-and-spoke business model; and

–	continuing to build capabilities in major hubs to support the delivery of an advanced suite of services to corporate, institutional and government clients across the HSBC network.

Ensuring that this combination of product depth and distribution strength meets the needs of existing and new clients will allow Global Banking and Markets to achieve its strategic goals.

Financial performance in 2008

•	Global Banking and Markets delivered a pre-tax profit of US$3.5 billion, a decline of US$2.6 billion or 43 per cent compared with 2007. Although credit trading was significantly impacted by the adverse market conditions, revenues in other core businesses grew strongly in both developed and emerging markets. At constant exchange rates, total operating expenses were slightly below 2007 with a progressive decline over the last four half-years.

•	Core businesses such as foreign exchange, Rates, Balance Sheet Management and financing and equity capital markets posted record revenues.

•	In 2008, some US$5.4 billion of write-downs were absorbed on legacy positions in credit trading, leveraged and acquisition financing and monoline credit exposures. This compared with US$2.1 billion of write-downs recorded in 2007. Results for 2008 included a US$529 million fair value gain on the widening of credit spreads on structured liabilities.

•	In addition, because of an alleged fraud, HSBC wrote off the value of units in funds which had invested with Madoff Securities, and took a charge against trading income of US$984 million in the equities business in December 2008. The units had been acquired in connection with various financing transactions entered into with institutional clients.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Customer groups > Global Banking and Markets

Management view of total operating income

	2008	2007	2006
	US$m	US$m	US$m

Global Markets[18]	2,676	5,720	6,059
Credit	(5,502)	(1,319)	931
Rates	2,033	1,291	1,207
Foreign exchange	3,842	2,178	1,552
Equities	(64)	1,177	721
Securities services	2,116	1,926	1,378
Asset and structured finance	251	467	270
Global Banking	5,718	4,190	3,388
Financing and equity capital markets	3,572	2,186	1,730
Payments and cash management	1,665	1,632	1,257
Other transaction services	481	372	401
Balance Sheet Management	3,618	1,226	713
Global Asset Management	934	1,336	1,061
Principal Investments	(415)	1,253	686
Other[19]	1,066	1,555	1,730

Total operating income	13,597	15,280	13,637

Comparative information has been adjusted to reflect the current management view.

For footnotes, see page 143.

•	Loan impairment charges and other credit risk provisions of US$1.5 billion were higher than in 2007, reflecting loan impairment charges resulting from the deteriorating credit environment, coupled with a relatively modest impairment charge within the available-for-sale portfolio, taken through the income statement and detailed below.

•	Within the Group’s available-for-sale portfolio, continuing illiquidity in asset-backed securities markets led to further write-downs. However, due to the underlying credit quality and seniority of the tranches held by HSBC, only a relatively modest impairment charge of US$279 million was identified on securities with a nominal value of US$570 million and was taken to the income statement. The expected cash flow impairment on these securities was US$86 million. A further US$293 million impairment was absorbed by income note holders who take the first loss on positions within the securities investment conduits (‘SIC’s) now consolidated in HSBC’s accounts. Further details on the SICs are provided on pages 174 to 179.
Business highlights in 2008

•	The success of Global Banking and Markets’ two-year-old ‘emerging markets-led and financing-focused’ strategy was recognised by a number of key industry awards, including ‘Sterling Bond House’, ‘Islamic Bond House’, ‘Middle East Loan House’ and ‘Latin America Bond House’ in International Financing Review; ‘Best Emerging Markets Bank’, ‘Best Investment Bank in the Middle East’ and ‘Best Debt House in Europe’ in Euromoney; ‘Best Bond House’ in Asia in FinanceAsia, Asiamoney and The Asset; ‘Bond House of the Year’ in Latin Finance; and ‘Emerging Markets Manager of the Year’ in European Pensions.

•	In Global Markets, foreign exchange revenues rose by 76 per cent to a record US$3.8 billion due to increased market volatility and higher levels of customer activity. While foreign exchange revenues rose in all regions, performance was notably strong in Europe, where revenues rose by 75 per cent to US$1.4 billion, in the Rest of Asia-Pacific region, and in North America, where revenues more than doubled.

•	The Rates business also reported record revenues, reflecting increased customer activity against a backdrop of greater market volatility.

•	Securities services revenues grew despite the lower interest rate environment, benefiting from new customer flows and additional business from existing customers. Assets under custody decreased by 34 per cent to US$3.6 trillion, driven by the downturn in the equity markets and the net redemptions experienced across the industry in the final quarter.

•	Growth in Global Banking was driven by improved margins in the credit and lending business and substantial gains on credit default swap transactions in certain portfolios. Payments and cash management continued to deliver revenue growth, primarily due to strong growth in liability balances, although margins narrowed in the latter part of the year.

•	Balance Sheet Management income rose in Europe, Asia and North America, reflecting positioning ahead of rate reductions by a number of central banks.

•	In Principal Investments, markets remained closed for realisations and certain private equity holdings were marked down to reflect market conditions.

Back to Contents
•	In Global Asset Management, although underlying management fees remained strong, overall revenues fell, primarily due to the costs associated with the provision of support to certain money market funds. A fall in performance fees reflected a 20 per cent decrease in funds under management following recent equity market declines. Nevertheless, HSBC remained one of the leading emerging markets asset managers.

Reconciliation of reported and underlying profit before tax

	2008 compared with 2007

		2007
		acquisitions,		2007	2008
	2007	disposals		at 2008	acquisitions	Under-	2008	Re-	Under-
	as	& dilution	Currency	exchange	and	lying	as	ported	lying
	reported	gains[1]	translation[2]	rates[3]	disposals[1]	change	reported	change	change
Global Banking and Markets	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	4,430	–	(32)	4,398	–	4,143	8,541	93	94
Net fee income	4,901	–	(46)	4,855	–	(564)	4,291	(12)	(12)
Other income[4]	5,879	–	(57)	5,822	–	(5,136)	686	(88)	(88)

Net operating income[5]	15,210	–	(135)	15,075	–	(1,557)	13,518	(11)	(10)
Loan impairment charges and other credit risk provisions	(38)	–	1	(37)	–	(1,434)	(1,471)	(3,771)	(3,876)

Net operating income	15,172	–	(134)	15,038	–	(2,991)	12,047	(21)	(20)
Operating expenses	(9,358)	–	175	(9,183)	–	91	(9,092)	3	1

Operating profit	5,814	–	41	5,855	–	(2,900)	2,955	(49)	(50)
Income from associates	307	–	18	325	–	203	528	72	62

Profit before tax	6,121	–	59	6,180	–	(2,697)	3,483	(43)	(44)

	2007 compared with 2006

					2007
		2006		2006	acquisitions,
	2006	acquisitions		at 2007	disposals	Under-	2007	Re-	Under-
	as	and	Currency	exchange	& dilution	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[6]	gains[1]	change	reported	change	change
Global Banking and Markets	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	3,168	–	175	3,343	25	1,062	4,430	40	32
Net fee income	3,718	–	182	3,900	9	992	4,901	32	25
Other income[4]	6,689	–	360	7,049	10	(1,180)	5,879	(12)	(17)

Net operating income[5]	13,575	–	717	14,292	44	874	15,210	12	6
Loan impairment charges and other credit risk provisions	119	–	6	125	–	(163)	(38)	(132)	(130)

Net operating income	13,694	–	723	14,417	44	711	15,172	11	5
Operating expenses	(7,991)	–	(406)	(8,397)	(35)	(926)	(9,358)	(17)	(11)

Operating profit	5,703	–	317	6,020	9	(215)	5,814	2	(4)
Income from associates	103	–	(4)	99	2	206	307	198	208

Profit before tax	5,806	–	313	6,119	11	(9)	6,121	5	–

For footnotes, see page 143.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Customer groups > Global Banking and Markets / Private Banking

Balance sheet data significant to Global Banking and Markets15

	Year ended 31 December 2008

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Trading assets[20]	281,089	45,398	19,606	74,498	5,004	425,595
Derivative assets	303,265	26,989	26,506	125,848	5,145	487,753
Loans and advances to:
– customers (net)	185,818	23,042	34,590	35,583	8,273	287,306
– banks (net)	49,508	20,970	26,710	9,238	12,574	119,000
Financial investments[20]	105,546	46,964	37,346	39,841	8,179	237,876
Total assets	1,131,721	225,853	172,049	318,139	48,868	1,896,630
Deposits by banks	79,509	11,509	13,205	16,244	3,871	124,338
Customer accounts	199,687	30,866	50,605	23,844	15,384	320,386
Trading liabilities	144,759	13,056	3,687	72,325	2,546	236,373
Derivative liabilities	300,200	28,536	26,481	122,699	4,615	482,531

	Year ended 31 December 2007

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total

Trading assets[20]	294,078	26,877	19,732	93,395	8,570	442,652
Derivative assets	102,409	11,492	10,234	56,531	1,814	182,480
Loans and advances to:
– customers (net)	163,066	19,171	32,106	26,186	9,935	250,464
– banks (net)	89,651	53,725	30,853	14,938	10,339	199,506
Financial investments[20]	94,416	46,765	39,448	33,273	10,155	224,057
Total assets	892,712	215,801	155,106	252,804	45,045	1,561,468
Deposits by banks	85,315	6,251	17,174	14,825	2,830	126,395
Customer accounts	163,713	37,364	54,120	30,732	13,950	299,879
Trading liabilities	201,010	15,939	8,601	73,081	4,998	303,629
Derivative liabilities	104,687	10,865	9,656	53,058	1,986	180,252

	Year ended 31 December 2006

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total

Trading assets[20]	165,116	30,895	14,726	105,645	7,575	323,957
Derivative assets	53,223	6,259	6,575	32,357	1,230	99,644
Loans and advances to:
– customers (net)	140,277	20,270	24,311	17,215	8,147	210,220
– banks (net)	63,788	45,023	22,171	15,862	9,704	156,548
Financial investments[20]	54,009	48,407	20,890	30,496	8,169	161,971
Total assets	526,468	182,540	109,535	203,639	37,564	1,059,746
Deposits by banks	65,963	4,363	9,849	9,664	3,115	92,954
Customer accounts	139,416	24,530	36,623	23,711	11,685	235,965
Trading liabilities	97,015	17,292	6,243	88,275	4,898	213,723
Derivative liabilities	55,581	6,376	6,149	32,148	1,266	101,520

For footnotes, see page 143.

Back to Contents

Private Banking

Profit before tax

	2008	2007	2006
	US$m	US$m	US$m

Net interest income	1,612	1,216	1,011
Net fee income	1,476	1,615	1,323
Trading income excluding net interest income	408	525	362
Net interest income on trading activities	14	9	2
Net trading income[16]	422	534	364
Net income/(expense) from financial instruments designated at fair value	–	(1)	1
Gains less losses from financial investments	64	119	166
Dividend income	8	7	5
Other operating income	49	58	61

Total operating income	3,631	3,548	2,931
Net insurance claims[17]	–	–	–

Net operating income[5]	3,631	3,548	2,931
Loan impairment charges and other credit risk provisions	(68)	(14)	(33)

Net operating income	3,563	3,534	2,898
Total operating expenses	(2,116)	(2,025)	(1,685)

Operating profit	1,447	1,509	1,213
Share of profit in associates and joint ventures	–	2	1

Profit before tax	1,447	1,511	1,214

By geographical region
Europe	998	915	805
Hong Kong	237	305	201
Rest of Asia-Pacific	113	92	80
North America	83	174	114
Latin America	16	25	14

	1,447	1,511	1,214

	%	%	%
Share of HSBC’s profit before tax	15.6	6.2	5.5
Cost efficiency ratio	58.3	57.1	57.5

Balance sheet data[15]
	US$m	US$m	US$m
Loans and advances to customers (net)	37,590	43,612	34,297
Total assets	133,216	130,893	106,178
Customer accounts	116,683	106,197	80,303

For footnotes, see page 143.
Strategic direction

The strategy for Private Banking is to be the world’s leading international private bank, known for excellent client experience and global connections.

–	HSBC’s global network, strong capital position and recognised brand provide a base from which Private Banking attracts and retains clients and serves their complex international needs. It uses both traditional and innovative ways of managing and preserving the wealth of high net worth individuals while optimising returns.

–	Private Banking has built a network of domestic and international operations that provide diversified revenue streams, helped by product leadership in areas such as credit, hedge funds, emerging markets, investment advice and estate planning. This is achieved by attracting, retaining and motivating talented individuals, by providing close communication between clients and staff, and by making targeted investments in IT, marketing and branding initiatives.

Financial performance in 2008

•	Reported pre-tax profit fell by 4 per cent as clients moved progressively to a more conservative investment stance in the turbulent markets. This trend was reflected in reduced trading income in Asia, lower fee income in Europe and higher loan impairment charges and other credit risk provisions. By contrast, net interest income grew strongly in Europe. On an underlying basis, pre-tax profit decreased by 3 per cent.

•	Net interest income rose by 34 per cent to US$1.6 billion as a result of an increase in customer deposit balances in Switzerland, the UK and Hong Kong as customers reduced risk in response to market turbulence, choosing HSBC for its strength and switching from investment securities to cash deposits. Spreads improved as interest rates declined sharply.

•	Net fee income decreased by 4 per cent to US$1.5 billion, driven by a fall in funds under management in all regions as a result of equity market declines and clients switching from securities into cash deposits. Transaction volumes also fell, particularly in the fourth quarter.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Customer groups > Private Banking

•	Trading income fell by 21 per cent to US$422 million, driven by lower demand for structured products in Asia following the decline in the Hong Kong stock market which led to clients preferring more stable cash deposits. Partly offsetting this was an increase in foreign exchange trading revenue in the volatile currency markets.

•	Gains less losses from financial investments decreased by 47 per cent to US$64 million due to lower gains from the disposal of HSBC’s residual holding in the Hermitage Fund in 2008, compared with 2007.

•	Loan impairment charges and other credit risk provisions increased by US$54 million to US$68 million, primarily due to a loss on a bond position in a failed US bank and higher provisions on real estate-related products.

•	Operating expenses grew by 9 per cent to US$2.1 billion, mainly due to the non-recurrence of a one-off pension-related credit recognised in 2007. Staff numbers increased in Asia and Europe in late 2007 and the first half of 2008, leading to higher costs, although these reduced in the second half of the year. As a result, the cost efficiency ratio worsened by 1.9 percentage points to 58.3 per cent.

Client assets

	2008	2007
	US$bn	US$bn

At 1 January	421	333
Net new money	24	36
Value change	(71)	19
Exchange and other	(22)	33

At 31 December	352	421

Client assets by investment class

	2008	2007
	US$bn	US$bn

Equities	53	81
Bonds	57	64
Structured products	7	12
Funds	87	123
Cash, fiduciary deposits and other	148	141

	352	421

•	Reported client assets decreased by 16 per cent to US$352 billion in 2008, due to the decline in equity market values in all regions. Net new money flows continued to be strong, particularly in Europe, as clients were attracted by HSBC’s strong capital base during the market turbulence.
However, reduced leverage had a US$5.9 billion
effect on net new money flows compared with 2007 and some outflows of client deposits were experienced in the fourth quarter following the introduction of government guarantees to certain competitor banks.

•	Total client assets declined by 12 per cent on a reported basis to US$433 billion, with net new money of US$30 billion. ‘Total client assets’ is a measure equivalent to many industry definitions of assets under management which include some non-financial assets held in client trusts.

Business highlights in 2008

•	Inward referrals from other customer groups in HSBC resulted in US$6.8 billion of net new money compared with US$5.7 billion in 2007.

•	The proportion of trading volumes that were transacted with Global Banking and Markets increased as more systems and processes were connected.

•	Investments in emerging markets continued as Private Banking clients invested over US$1 billion in various HSBC Private Equity and fund offerings.

•	The Euromoney 2009 Private Banking Survey placed HSBC Private Bank second overall in the Global Private Bank category, up from third in 2008. HSBC Private Bank was also awarded ‘Best Private Bank in Asia’ and ‘Best Private Bank in the Middle East’. At the International Wealth Management Summit, HSBC won ‘Outstanding Global Private Banker’ awarded to the Global CEO of HSBC Private Bank, and ‘Outstanding Private Bank’ in the Middle East.

•	In 2008, HSBC announced that it would merge its two Swiss private banks under the HSBC Private Bank brand. The merger is expected to result in future strategic and cost benefits.

•	Following a comprehensive review in 2008, HSBC Private Bank launched a fresh image campaign in 2009, including the aim to be ‘The world’s private bank’ in alignment with the Group’s recognised global brand strategy. The launch was combined with a targeted advertising and marketing campaign.

•	Offices in Guangzhou, Shanghai and Beijing were formally opened as part of the launch of Private Banking operations in mainland China. Preparations were also made for a launch of domestic operations in Russia in 2009.

Back to Contents

Reconciliation of reported and underlying profit before tax

				2008 compared with 2007

		2007
		acquisitions,		2007	2008
	2007	disposals		at 2008	acquisitions		2008
	as	& dilution	Currency	exchange	and	Underlying	as	Reported	Underlying
	reported	gains[1]	translation[2]	rates[3]	disposals[1]	change	reported	change	change
Private Banking	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	1,216	1	(12)	1,205	–	407	1,612	33	34
Net fee income	1,615	(105)	26	1,536	–	(60)	1,476	(9)	(4)
Other income[4]	717	(18)	5	704	–	(161)	543	(24)	(23)

Net operating income[5]	3,548	(122)	19	3,445	–	186	3,631	2	5
Loan impairment charges and other credit risk provisions	(14)	–	–	(14)	–	(54)	(68)	(386)	(386)

Net operating income	3,534	(122)	19	3,431	–	132	3,563	1	4
Operating expenses	(2,025)	98	(17)	(1,944)	–	(172)	(2,116)	(4)	(9)

Operating profit	1,509	(24)	2	1,487	–	(40)	1,447	(4)	(3)
Income from associates	2	–	–	2	–	(2)	–	(100)	(100)

Profit before tax	1,511	(24)	2	1,489	–	(42)	1,447	(4)	(3)

				2007 compared with 2006

					2007
		2006		2006	acquisitions,
	2006	acquisitions		at 2007	disposals		2007
	as	and	Currency	exchange	& dilution	Underlying	as	Reported	Underlying
	reported	disposals[1]	translation[2]	rates[6]	gains[1]	change	reported	change	change
Private Banking	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	1,011	–	24	1,035	2	179	1,216	20	17
Net fee income	1,323	–	32	1,355	4	256	1,615	22	19
Other income[4]	597	–	7	604	1	112	717	20	19

Net operating income[5]	2,931	–	63	2,994	7	547	3,548	21	18
Loan impairment charges and other credit risk provisions	(33)	–	–	(33)	–	19	(14)	58	58

Net operating income	2,898	–	63	2,961	7	566	3,534	22	19
Operating expenses	(1,685)	–	(40)	(1,725)	(4)	(296)	(2,025)	(20)	(17)

Operating profit	1,213	–	23	1,236	3	270	1,509	24	22
Income from associates	1	–	–	1	–	1	2	100	100

Profit before tax	1,214	–	23	1,237	3	271	1,511	24	22

For footnotes, see page 143.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Customer groups > Other

Other

Profit/(loss) before tax

	2008	2007	2006
	US$m	US$m	US$m

Net interest expense	(956)	(542)	(625)
Net fee income/(expense)	53	(228)	172
Trading income/(expense) excluding net interest income	(262)	127	(228)
Net interest income/(expense) on trading activities	(268)	(1)	82
Net trading income/(expense)[16]	(530)	126	(146)
Changes in fair value of long-term debt issued and related derivatives	6,679	2,812	(35)
Net income/(expense) from other financial instruments designated at fair value	747	81	(46)
Net income/(expense) from financial instruments designated at fair value	7,426	2,893	(81)
Gains less losses from financial investments	(396)	83	147
Gains arising from dilution of interests in associates	–	1,092	–
Dividend income	10	32	63
Net earned insurance premiums	(17)	(21)	207
Gains on disposal of French regional banks	2,445	–	–
Other operating income	4,261	3,523	3,254

Total operating income	12,296	6,958	2,991
Net insurance claims[17]	(1)	–	(181)

Net operating income[5]	12,295	6,958	2,810
Loan impairment charges and other credit risk provisions	(5)	(11)	(13)

Net operating income	12,290	6,947	2,797
Total operating expenses	(4,174)	(3,562)	(3,259)

Operating profit/(loss)	8,116	3,385	(462)
Share of profit in joint ventures and associates	41	150	74

Profit/(loss) before tax	8,157	3,535	(388)

By geographical region
Europe	5,296	1,056	(278)
Hong Kong	(955)	(375)	(175)
Rest of Asia-Pacific	276	1,343	287
North America	3,534	1,508	(217)
Latin America	6	3	(5)

	8,157	3,535	(388)

	%	%	%

Share of HSBC’s profit before tax	87.6	14.6	(1.8)
Cost efficiency ratio	33.9	51.2	116.0

For footnotes, see page 143.

Notes

•	Reported profit before tax in Other was US$8.2 billion, compared with US$3.5 billion in 2007. For a description of the main items reported under ‘Other’, see footnote 14 on page 143.

•	Net income from financial instruments designated at fair value amounted to US$7.4 billion in 2008, compared with US$2.9 billion in 2007. This largely related to fair value gains on own debt issued by HSBC Holdings and its North American and European subsidiaries and resulted primarily from the widening of credit spreads. These gains will reverse over the life of the debt.

•	A loss of US$396 million reported in ‘Gains less losses from financial investments’ included impairments related to non-trading strategic equity investments, classified as available for sale, following significant declines in equity market prices. These investments were primarily in Asian financial services companies which are held for the long term.

•	In 2007, the results included dilution gains of US$1.1 billion following share offerings made by HSBC’s associates, Ping An Insurance, Bank of Communications and Industrial Bank in mainland China, Financiera Independencia in Mexico and Techcombank in Vietnam.

•	Other gains included a US$2.4 billion pre-tax profit from the sale of seven regional banks in France.

•	HSBC recognised a gain of US$416 million in respect of the purchase of the subsidiary of Metrovacesa which owned the property and long leasehold land comprising 8 Canada Square, London. See Note 23 on the Financial Statements for further details.

•	HSBC continued to increase the scope of activities undertaken at its Group Service Centres (‘GSCs’) which are accounted for within Other. Employee numbers increased accordingly and an additional GSC was opened which, together, contributed to a rise in operating expenses. In North America, costs at the IT Service Centres declined in line with reduced operations in the region. Substantially all service centre costs are recharged to HSBC’s customer groups and reported under ‘Other operating income’.

Back to Contents

Balance sheet data15

	2008	2007	2006
	US$m	US$m	US$m

Loans and advances to customers (net)	2,621	2,678	2,095
Total assets	135,001	155,685	137,291
Customer accounts	2,041	2,006	1,245

Reconciliation of reported and underlying profit/(loss) before tax

				2008 compared with 2007

		2007
		acquisitions,		2007	2008
	2007	disposals		at 2008	acquisitions		2008
	as	& dilution	Currency	exchange	and	Underlying	as	Reported	Underlying
	reported	gains[1]	translation[2]	rates[3]	disposals[1]	change	reported	change	change
Other	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest expense	(542)	–	(38)	(580)	(6)	(370)	(956)	(76)	(64)
(Net fee income/( expense)	(228)	–	49	(179)	–	232	53	123	130
Other income[4]	7,728	(1,116)	36	6,648	2,540	4,010	13,198	71	60

Net operating income[5]	6,958	(1,116)	47	5,889	2,534	3,872	12,295	77	66
Loan impairment charges and other credit risk provisions	(11)	24	1	14	–	(19)	(5)	55	(136)

Net operating income	6,947	(1,092)	48	5,903	2,534	3,853	12,290	77	65
Operating expenses	(3,562)	–	(15)	(3,577)	6	(603)	(4,174)	(17)	(17)

Operating profit	3,385	(1,092)	33	2,326	2,540	3,250	8,116	140	140
Income from associates	150	(12)	11	149	–	(108)	41	(73)	(72)

Profit before tax	3,535	(1,104)	44	2,475	2,540	3,142	8,157	131	127

				2007 compared with 2006

					2007
		2006		2006,	acquisitions
	2006	acquisitions		at 2007	disposals		2007
	as	and	Currency	exchange	& dilution	Underlying	as	Reported	Underlying
	reported	disposals[1]	translation[2]	rates[6]	gains[1]	change	reported	change	change
Other	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	(625)	–	(22)	(647)	–	105	(542)	13	16
Net fee income	172	–	25	197	–	(425)	(228)	(233)	(216)
Other income[4]	3,263	–	77	3,340	1,092	3,296	7,728	137	99

Net operating income[5]	2,810	–	80	2,890	1,092	2,976	6,958	148	103
Loan impairment charges and other credit risk provisions	(13)	–	3	(10)	–	(1)	(11)	15	(10)

Net operating income	2,797	–	83	2,880	1,092	2,975	6,947	148	103
Operating expenses	(3,259)	–	(90)	(3,349)	–	(213)	(3,562)	(9)	(6)

Operating profit/(loss)	(462)	–	(7)	(469)	1,092	2,762	3,385	833	589
Income from associates	74	–	2	76	(50)	124	150	103	163

Profit/(loss) before tax	(388)	–	(5)	(393)	1,042	2,886	3,535	1,011	734

For footnotes, see page 143.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Customer groups > Profit/(loss) before tax

Analysis by customer group and global business
Profit/(loss) before tax

	2008

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other [14]	elimination [21]	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	29,419	9,494	8,541	1,612	(956)	(5,547)	42,563
Net fee income	10,107	4,097	4,291	1,476	53	–	20,024
Trading income/(expense) excluding net interest income	175	369	157	408	(262)	–	847
Net interest income/(expense) on trading activities	79	17	324	14	(268)	5,547	5,713
Net trading income/(expense)[16]	254	386	481	422	(530)	5,547	6,560
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	6,679	–	6,679
Net income/(expense) from other financial instruments designated at fair value	(2,912)	(224)	(438)	–	747	–	(2,827)
Net income/(expense) from financial instruments designated at fair value	(2,912)	(224)	(438)	–	7,426	–	3,852
Gains less losses from financial investments	663	193	(327)	64	(396)	–	197
Dividend income	90	88	76	8	10	–	272
Net earned insurance premiums	10,083	679	105	–	(17)	–	10,850
Gains on disposal of French regional banks	–	–	–	–	2,445	–	2,445
Other operating income	259	939	868	49	4,261	(4,568)	1,808

Total operating income	47,963	15,652	13,597	3,631	12,296	(4,568)	88,571
Net insurance claims[17]	(6,474)	(335)	(79)	–	(1)	–	(6,889)

Net operating income[5]	41,489	15,317	13,518	3,631	12,295	(4,568)	81,682
Loan impairment charges and other credit risk provisions	(21,220)	(2,173)	(1,471)	(68)	(5)	–	(24,937)

Net operating income	20,269	13,144	12,047	3,563	12,290	(4,568)	56,745
Operating expenses (excluding goodwill impairment)	(21,140)	(6,581)	(9,092)	(2,116)	(4,174)	4,568	(38,535)
Goodwill impairment	(10,564)	–	–	–	–	–	(10,564)

Operating profit/(loss)	(11,435)	6,563	2,955	1,447	8,116	–	7,646
Share of profit in associates and joint ventures	461	631	528	–	41	–	1,661

Profit/(loss) before tax	(10,974)	7,194	3,483	1,447	8,157	–	9,307

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(117.9)	77.3	37.4	15.6	87.6		100.0
Cost efficiency ratio	76.4	43.0	67.3	58.3	33.9		60.1

	US$m	US$m	US$m	US$m	US$m		US$m
Balance sheet data[15]
Loans and advances to customers (net)	401,402	203,949	287,306	37,590	2,621		932,868
Total assets	514,419	249,218	1,896,630	133,216	135,001	(401,019)	2,527,465
Customer accounts	440,338	235,879	320,386	116,683	2,041		1,115,327

For footnotes, see page 143.

Back to Contents
	2007

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other [14]	elimination [21]	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	29,069	9,055	4,430	1,216	(542)	(5,433)	37,795
Net fee income/(expense)	11,742	3,972	4,901	1,615	(228)	–	22,002
Trading income excluding net interest income	38	265	3,503	525	127	–	4,458
Net interest income/(expense) on trading activities	140	31	(236)	9	(1)	5,433	5,376
Net trading income[16]	178	296	3,267	534	126	5,433	9,834
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	2,812	–	2,812
Net income/(expense) from other financial instruments designated at fair value	1,333	22	(164)	(1)	81	–	1,271
Net income/(expense) from financial instruments designated at fair value	1,333	22	(164)	(1)	2,893	–	4,083
Gains less losses from financial investments	351	90	1,313	119	83	–	1,956
Gains arising from dilution of interests in associates	–	–	–	–	1,092	–	1,092
Dividend income	55	8	222	7	32	–	324
Net earned insurance premiums .	8,271	733	93	–	(21)	–	9,076
Other operating income	387	165	1,218	58	3,523	(3,912)	1,439

Total operating income	51,386	14,341	15,280	3,548	6,958	(3,912)	87,601
Net insurance claims[17]	(8,147)	(391)	(70)	–	–	–	(8,608)

Net operating income[5]	43,239	13,950	15,210	3,548	6,958	(3,912)	78,993
Loan impairment charges and other credit risk provisions	(16,172)	(1,007)	(38)	(14)	(11)	–	(17,242)

Net operating income	27,067	12,943	15,172	3,534	6,947	(3,912)	61,751
Total operating expenses	(21,757)	(6,252)	(9,358)	(2,025)	(3,562)	3,912	(39,042)

Operating profit	5,310	6,691	5,814	1,509	3,385	–	22,709
Share of profit in associates and joint ventures	590	454	307	2	150	–	1,503

Profit before tax	5,900	7,145	6,121	1,511	3,535	–	24,212

	%	%	%	%	%		%

Share of HSBC’s profit before tax	24.4	29.5	25.3	6.2	14.6		100.0
Cost efficiency ratio	50.3	44.8	61.5	57.1	51.2		49.4

	US$m	US$m	US$m	US$m	US$m		US$m
Balance sheet data[15]
Loans and advances to customers (net)	464,726	220,068	250,464	43,612	2,678		981,548
Total assets	621,356	307,944	1,561,468	130,893	155,685	(423,080)	2,354,266
Customer accounts	450,071	237,987	299,879	106,197	2,006		1,096,140

For footnotes, see page 143.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Customer groups > Profit/(loss) before tax // Geographical regions > Summary

Profit/(loss) before tax (continued)

	2006

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other [14]	elimination [21]	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	26,076	7,514	3,168	1,011	(625)	(2,658)	34,486
Net fee income	8,762	3,207	3,718	1,323	172	–	17,182
Trading income/(expense) excluding net interest income .	391	204	4,890	362	(228)	–	5,619
Net interest income/ (expense) on trading activities	220	20	(379)	2	82	2,658	2,603
Net trading income/(expense)[16]	611	224	4,511	364	(146)	2,658	8,222
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(35)	–	(35)
Net income/(expense) from other financial instruments designated at fair value	739	(22)	20	1	(46)	–	692
Net income/(expense) from financial instruments designated at fair value	739	(22)	20	1	(81)	–	657
Gains less losses from financial investments	78	44	534	166	147	–	969
Dividend income	31	6	235	5	63	–	340
Net earned insurance premiums	5,130	258	73	–	207	–	5,668
Other operating income	782	250	1,378	61	3,254	(3,179)	2,546

Total operating income	42,209	11,481	13,637	2,931	2,991	(3,179)	70,070
Net insurance claims[17]	(4,365)	(96)	(62)	–	(181)	–	(4,704)

Net operating income[5]	37,844	11,385	13,575	2,931	2,810	(3,179)	65,366
Loan impairment (charges)/recoveries and other credit risk provisions	(9,949)	(697)	119	(33)	(13)	–	(10,573)

Net operating income	27,895	10,688	13,694	2,898	2,797	(3,179)	54,793
Total operating expenses	(18,818)	(4,979)	(7,991)	(1,685)	(3,259)	3,179	(33,553)

Operating profit/(loss)	9,077	5,709	5,703	1,213	(462)	–	21,240
Share of profit in associates and joint ventures	380	288	103	1	74	–	846

Profit/(loss) before tax	9,457	5,997	5,806	1,214	(388)	–	22,086

	%	%	%	%	%		%

Share of HSBC’s profit before tax	42.8	27.2	26.3	5.5	(1.8)		100.0
Cost efficiency ratio	49.7	43.7	58.9	57.5	116.0		51.3

	US$m	US$m	US$m	US$m	US$m		US$m
Balance sheet data[15]
Loans and advances to customers (net)	448,545	172,976	210,220	34,297	2,095		868,133
Total assets	602,342	228,668	1,059,746	106,178	137,291	(273,467)	1,860,758
Customer accounts	388,468	190,853	235,965	80,303	1,245		896,834

For footnotes, see page 143.

Back to Contents

Additional information on results in 2008 may be found in the ‘Financial Summary’ on pages 23 to 38.

Summary

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

Rest of Asia-Pacific (including the Middle East)

HSBC offers personal, commercial, global banking and markets services in mainland China, mainly through its local subsidiary, HSBC Bank (China) Company Limited (‘HSBC Bank China’). HSBC also participates indirectly in mainland China through its three associates, Bank of Communications (19.01 per cent owned), Ping An Insurance (16.78 per cent) and Industrial Bank (12.78 per cent), and has a further interest of 8 per cent in Bank of Shanghai.

     Outside Hong Kong and mainland China, HSBC conducts business in 20 countries in the Asia-Pacific region, primarily through branches and subsidiaries of The Hongkong and Shanghai Banking Corporation, with particularly strong coverage in India, Indonesia, South Korea, Singapore and Taiwan. HSBC’s presence in the Middle East is led by HSBC Bank Middle East Limited (‘HSBC Bank Middle East’), whose network of branches, together with HSBC’s subsidiaries and associates, gives it the widest coverage in the region; in Australia by HSBC Bank Australia Limited; and in Malaysia by HSBC Bank Malaysia Berhad (‘HSBC Bank Malaysia’), which is the largest foreign-owned bank in the country by operating income and pre-tax profits. HSBC’s associate in Saudi Arabia, The Saudi British Bank (40 per cent owned), is the Kingdom’s fifth largest bank by total assets.

North America

HSBC’s North American businesses are located in the US, Canada and Bermuda. Operations in the US are primarily conducted through HSBC Bank USA, N.A. (‘HSBC Bank USA’) which is concentrated in New York State, and HSBC Finance, a national consumer finance company based in the Chicago metropolitan area. HSBC Markets (USA) Inc. is the intermediate holding company of, inter alia, HSBC Securities (USA) Inc., a registered broker and dealer of securities and a registered futures commission merchant. HSBC Bank Canada and The Bank of Bermuda Limited (‘Bank of Bermuda’) operate in their respective countries.

Latin America

HSBC’s operations in Latin America principally comprise HSBC México, S.A. (‘HSBC Mexico’), HSBC Bank Brasil S.A.-Banco Múltiplo (‘HSBC Bank Brazil’), HSBC Bank Argentina S.A. (‘HSBC Bank Argentina’) and HSBC Bank (Panama) S.A. (‘HSBC Bank Panama’), which owns subsidiaries in Costa Rica, Honduras, Colombia, Nicaragua and El Salvador. HSBC is also represented by subsidiaries in Chile, the Bahamas, Peru, Paraguay and Uruguay and by a representative office in Venezuela. In addition to banking services, HSBC operates insurance businesses in Mexico, Argentina, Brazil, Panama, Honduras and El Salvador. In Brazil, HSBC offers consumer finance products through its subsidiary, Losango.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Summary / Europe

     In the analysis of profit by geographical regions that follows, operating income and operating expenses include intra-HSBC items of US$2,492 million (2007: US$1,985 million; 2006: US$1,494 million).

Profit/(loss) before tax
	2008		2007		2006

	US$m	%	US$m	%	US$m	%

Europe	10,869	116.7	8,595	35.5	6,974	31.5
Hong Kong	5,461	58.7	7,339	30.3	5,182	23.5
Rest of Asia-Pacific	6,468	69.5	6,009	24.8	3,527	16.0
North America	(15,528)	(166.8)	91	0.4	4,668	21.1
Latin America	2,037	21.9	2,178	9.0	1,735	7.9

	9,307	100.0	24,212	100.0	22,086	100.0

Total assets[15]
	At 31 December

	2008		2007
	US$m	%	US$m	%

Europe	1,343,011	53.1	1,236,633	52.5
Hong Kong	407,151	16.1	356,894	15.2
Rest of Asia-Pacific	262,305	10.4	243,205	10.3
North America	552,612	21.9	549,285	23.3
Latin America	97,944	3.9	101,088	4.3
Intra-HSBC items	(135,558)	(5.4)	(132,839)	(5.6)

	2,527,465	100.0	2,354,266	100.0

For footnote, see page 143.

Back to Contents

Europe

Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &		Private
	Services	Banking	Markets	[21]	Banking	Other	Total
	US$m	US$m	US$m		US$m	US$m	US$m
2008
United Kingdom	1,546	2,361	(469)		250	2,997	6,685
France[22]	139	176	273		10	2,242	2,840
Germany	–	31	184		32	(22)	225
Malta	59	67	16		–	–	142
Switzerland	–	–	–		553	–	553
Turkey	3	91	130		–	–	224
Other	(89)	(4)	61		153	79	200

	1,658	2,722	195		998	5,296	10,869

2007
United Kingdom	1,221	2,064	1,214		317	976	5,792
France[22]	173	192	692		25	(49)	1,033
Germany	–	36	195		45	19	295
Malta	45	67	45		–	–	157
Switzerland	–	–	–		475	–	475
Turkey	144	75	118		(1)	–	336
Other	(2)	82	263		54	110	507

	1,581	2,516	2,527		915	1,056	8,595

2006
United Kingdom	1,496	1,801	1,299		380	(185)	4,791
France[22]	174	236	545		22	(107)	870
Germany	–	29	114		41	16	200
Malta	42	50	29		–	–	121
Switzerland	–	–	–		305	–	305
Turkey	121	50	64		–	(18)	217
Other	76	68	253		57	16	470

	1,909	2,234	2,304		805	(278)	6,974

Loans and advances to customers (net) by country

	At 31 December

	2008	2007	2006
	US$m	US$m	US$m

United Kingdom	313,065	326,927	305,758
France[22]	70,896	81,473	55,491
Germany	5,756	6,411	4,439
Malta	4,343	4,157	3,456
Switzerland	12,708	13,789	9,151
Turkey	6,125	7,974	5,233
Other	13,298	11,544	8,971

	426,191	452,275	392,499

Customer accounts by country

	At 31 December

	2008	2007	2006
	US$m	US$m	US$m

United Kingdom	351,253	367,363	318,614
France[22]	74,826	64,905	43,372
Germany	11,611	10,282	11,607
Malta	5,604	5,947	4,529
Switzerland	44,643	41,015	30,062
Turkey	5,845	6,473	4,140
Other	8,694	8,969	7,041

	502,476	504,954	419,365

For footnotes, see page 143.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Europe > 2008

Profit before tax
	2008	2007	2006
Europe	US$m	US$m	US$m

Net interest income	9,696	7,746	8,289
Net fee income	7,492	8,431	7,108
Net trading income	5,357	6,943	4,529
Changes in fair value of long-term debt issued and related derivatives	2,939	1,059	28
Net income/(expense) from other financial instruments designated at fair value	(1,826)	167	116
Net income from financial instruments designated at fair value	1,113	1,226	144
Gains less losses from financial investments	418	1,326	624
Dividend income	130	171	183
Net earned insurance premiums	5,299	4,010	1,298
Gains on disposal of French regional banks	2,445	–	–
Other operating income	2,096	1,193	1,428

Total operating income	34,046	31,046	23,603
Net insurance claims incurred and movement in liabilities to policyholders	(3,367)	(3,479)	(531)

Net operating income before loan impairment charges and other credit risk provisions	30,679	27,567	23,072
Loan impairment charges and other credit risk provisions	(3,754)	(2,542)	(2,155)

Net operating income	26,925	25,025	20,917
Total operating expenses	(16,072)	(16,525)	(13,871)

Operating profit	10,853	8,500	7,046
Share of profit/(loss) in associates and joint ventures	16	95	(72)

Profit before tax	10,869	8,595	6,974

	%	%	%
Share of HSBC’s profit before tax	116.7	35.5	31.5
Cost efficiency ratio	52.4	59.9	60.1
Year-end staff numbers (full-time equivalent)	82,093	82,166	78,311

Balance sheet data[15]
	At 31 December

	2008	2007	2006
	US$m	US$m	US$m

Loans and advances to customers (net)	426,191	452,275	392,499
Loans and advances to banks (net)	61,949	104,527	76,830
Trading assets, financial assets designated at fair value and financial investments[20]	433,885	445,258	242,010
Total assets	1,343,011	1,236,633	867,032
Deposits by banks	80,847	87,491	67,821
Customer accounts	502,476	504,954	419,365

For footnotes, see page 143.
All commentaries on Europe are on an underlying basis unless stated otherwise.

2008 compared with 2007

Economic briefing

In the UK, growth in gross domestic product (‘GDP’) decelerated markedly in 2008 to 0.7 per cent from 3.0 per cent in 2007, with a technical recession of two successive quarterly contractions in GDP confirmed during the second half of the year. Weakness proved widespread across most of the economy, prompting a sharp deterioration in labour market conditions as unemployment hit a 9-year high of 6.1 per cent in November 2008. Consumer Price Index (‘CPI’) inflation reached a decade-long high of 5.2 per cent in September 2008 before falling back to 3.1 per cent by the year-end, still some way above the Bank of England’s 2 per cent target. House prices continued to fall throughout the year and housing activity decreased sharply. The Bank of

Back to Contents

England reduced interest rates by 350 basis points during 2008, to finish the year at 2 per cent, as policymakers sought to mitigate the worst effects of the economic slowdown.

     The expansion of the eurozone economy slowed sharply in 2008, with GDP growth of 0.7 per cent following a 2.6 per cent expansion in 2007. As in the UK, conditions deteriorated markedly as the year progressed and three successive quarterly declines in GDP were recorded during 2008, confirming that the economy had entered a period of recession. Consumer spending growth proved subdued following the sharp rise in oil prices during the first of half of 2008 and a progressive increase in the unemployment rate towards the year-end. Inflation remained a concern for much of 2008, hitting a peak of 4.0 per cent in July before falling rapidly to 1.6 per cent in December. The European Central Bank, having initially raised interest rates by 25 basis points in July, cut them by 175 basis points to finish the year at 2.5 per cent.

Reconciliation of reported and underlying profit before tax

	2008 compared with 2007

		2007
		acquisitions,		2007	2008
		disposals		at 2008	acquisitions	Under-
	2007 as	& dilution	Currency	exchange	and	lying	2008 as	Reported	Underlying
	reported	gains [1]	translation [2]	rates [3]	disposals [1]	change	reported	change	change
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	7,746	(390)	(224)	7,132	219	2,345	9,696	25	33
Net fee income	8,431	(134)	(244)	8,053	15	(576)	7,492	(11)	(7)
Other income[4]	11,390	(121)	(380)	10,889	3,007	(405)	13,491	18	(4)

Net operating income[5]	27,567	(645)	(848)	26,074	3,241	1,364	30,679	11	5
Loan impairment charges and other credit risk provisions	(2,542)	30	152	(2,360)	(6)	(1,388)	(3,754)	(48)	(59)

Net operating income	25,025	(615)	(696)	23,714	3,235	(24)	26,925	8	–
Operating expenses	(16,525)	416	531	(15,578)	(88)	(406)	(16,072)	3	(3)

Operating profit	8,500	(199)	(165)	8,136	3,147	(430)	10,853	28	(5)
Income from associates	95	(12)	14	97	–	(81)	16	(83)	(84)

Profit before tax	8,595	(211)	(151)	8,233	3,147	(511)	10,869	26	(6)

For footnotes, see page 143.

Review of business performance

HSBC’s European operations reported a pre-tax profit of US$10.9 billion, compared with US$8.6 billion in 2007, an increase of 26 per cent.

     These results included gains of US$2.4 billion on the disposal of seven regional banks in France in July 2008, and of US$425 million on the sale of the card acquiring business in the UK to a joint venture with Global Payments, Inc. in June 2008. Excluding these disposals and, in 2007, the acquisition of HSBC Assurances and the disposal of Hamilton Insurance Company Limited and Hamilton Life Assurance Company Limited and substantial fair value gains on own debt, underlying pre-tax profits fell by 33 per cent. This primarily reflected a sharp decline in Global Banking and Markets’ revenues, which was mainly attributable to the deterioration in credit markets, the continuing illiquidity in asset-backed securities markets which led to further write-downs, and a US$854 million charge within the equities business following the alleged fraud at Madoff Securities. Personal Financial Services and Private Banking delivered underlying growth.

     Net interest income increased by 33 per cent. There was significant growth in Balance Sheet Management revenues, which reflected favourable interest rate risk positioning in expectation of interest rate cuts by central banks. Net interest income also benefited from necessarily selective incremental lending as credit availability generally contracted. In Global Banking, net interest income was boosted by improved spreads.

     Falling confidence in the UK banking sector necessitated government intervention in a number of competitor banks. HSBC experienced a strong increase in customer numbers, with corresponding growth in liability balances as the market turmoil intensified. The volume benefit was partially offset

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Europe > 2008 / 2007

by narrowing deposit spreads, as base rates were cut in the UK, and increased funding costs, principally for trading activities, in France. Higher net interest income from the expansion of credit card lending and commercial loan portfolio growth in the small and mid-market customer segments in Turkey was partially offset by narrower spreads following credit card interest rate cap reductions by the central bank.

     Net fee income fell by 7 per cent, with lower fees from mergers and acquisitions and equity capital markets due to origination and execution difficulties, coupled with a rise in brokerage expenses in line with increased trading activity in France. Lower performance and management fees in the UK and France as the value of funds under management reduced, reflected the decline in global equity markets. Increased customer acquisition partly offset this, with higher fees derived from growth in packaged accounts and transaction volumes in France and credit card fees in Turkey.

     Trading income was 20 per cent lower than in 2007, falling significantly in Global Banking and Markets due to further write-downs on legacy exposures in credit, structured credit derivatives and leveraged and acquisition finance caused by the ongoing turmoil in the credit markets. In addition, a US$854 million charge was taken in equities in respect of the alleged fraud at Madoff Securities. US$11.4 billion and US$2.4 billion of held-for-trading financial assets were reclassified under revised IFRS rules as loans and receivables and available for sale, respectively, preventing any further mark-to-market trading losses on these assets. If these reclassifications had not been made, the profit before tax would have been US$2.6 billion lower.

     Excluding the write-downs on legacy exposures and the charge relating to Madoff Securities, trading income grew by 11 per cent, driven by a significant increase in foreign exchange revenues against the backdrop of greater market volatility, and robust revenues in the Rates business, which was positioned to take advantage of falling interest rates. The widening of credit spreads, particularly in the second half of 2008, contributed to fair value gains on structured liabilities and on credit protection bought in the form of credit default swaps.

     Net income from financial instruments designated at fair value increased by 36 per cent, primarily due to fair value gains from the effect of widening credit spreads on certain fixed-rate long-term debt issued by HSBC Holdings. This movement was partly offset by a reduction in the value of assets held to meet liabilities under insurance and investment contracts. The reduction in fair value of assets held to meet liabilities under unit-linked insurance contracts is offset by a corresponding reduction in ‘Net insurance claims and liabilities to policyholders’. The fair value gains on HSBC’s own debt will fully reverse over the life of the debt.

     Gains less losses from financial investments of US$418 million were US$915 million lower than in 2007 as there were fewer disposal opportunities in 2008 and the significant realisations from equity investments in the UK and France in 2007 did not recur. Gains largely reflected the sale of MasterCard shares in 2008.

     Net earned insurance premiums increased by 22 per cent, largely due to growth in the Guaranteed Income Bond launched in June 2007 and the introduction of enhanced death benefits to certain pension products in the UK. In France, HSBC Assurances performed well in a declining market, as the launch of new guaranteed rate products contributed to 3 per cent growth in gross earned premiums. However, net earned insurance premiums fell following a significant re-insurance transaction undertaken in the first half of 2008.

     Other operating income increased by 33 per cent. This was primarily due to recognition of the gain in respect of the purchase of the subsidiary of Metrovacesa which owned the property and long leasehold land comprising 8 Canada Square, London. See Note 23 on the Financial Statements for further details. The growth in revenue also reflected the non-recurrence of a decrease in the value of PVIF business in 2007 following regulatory changes to the rules governing the calculation of insurance liabilities. In addition, there was a favourable embedded value adjustment following HSBC’s introduction of enhanced benefits to existing commercial pension products in the first half of 2008. These benefits were partially offset by costs associated with the support of money market funds in the global asset management business.

     Net insurance claims incurred and movement in liabilities to policyholders decreased by 5 per cent as a reduction in insurance liabilities reflected the fall in value of market-linked funds. This was partially offset by an increase in liabilities following increased sales of the Guaranteed Income Bond and the implementation of FSA rule changes in 2007 which lowered the liability valuation on life policies.

     Loan impairment charges and credit risk provisions rose by 59 per cent to US$3.8 billion; in the UK, primarily in Global Banking and Markets. The deteriorating credit environment resulted in a rise in loan impairment charges, largely reflecting an

Back to Contents

exposure to a single European property company, and additional credit risk provisions on debt securities held within the Group’s available-for-sale portfolio, mainly in Solitaire Funding Limited (‘Solitaire’), a special purpose entity managed by HSBC. A modest improvement in the UK personal finance sector reflected the non-recurrence of a change in the methodology in the consumer finance business which resulted in a higher charge in 2007. Excluding this factor, delinquency rates in cards were marginally higher and there was a rise in impairments in the consumer finance business driven by worsening economic conditions and credit quality deterioration, partly offset by action taken to mitigate risk through the continued application of strict lending criteria and the sale of non-core credit card portfolios.

     Credit conditions weakened in the commercial business and specific loan impairment charges increased in the UK and France due to the deteriorating credit environment in the second half of 2008. In Turkey, credit card and personal loan delinquency rates were significantly higher, resulting in the implementation of tighter underwriting criteria, reduced credit limits and revised account management policies throughout 2008.

     Operating costs increased by 3 per cent to US$16.1 billion. Costs in the UK were in line with 2007, which included ex-gratia payments expensed in respect of overdraft fees applied in previous years and a provision for reimbursement of certain charges on historic will trusts and other related services. Excluding these items, costs rose as a result of an increase in the Financial Services Compensation Scheme levy, restructuring costs and increased rental charges following the sale and leaseback of branch properties, partially offset by lower performance-related pay and a reduction in defined benefit pension scheme costs due to a change in actuarial assumptions.

     Operating costs in France decreased slightly with lower performance-related pay and a reduction in pension and retirement healthcare costs following the transfer of certain obligations to a third-party offsetting the higher costs of a voluntary retirement programme.

     There was investment in premises and new staff to support business expansion in Turkey, Russia and central and eastern Europe. In 2008, 112 new branches opened and staff numbers increased by 30 per cent in these markets.

     Share of profit in associates and joint ventures declined by 84 per cent to US$16 million with 2007 benefiting from an adjustment to the embedded value of HSBC Assurances. The absence of this gain was partially offset by increased joint venture profits following the sale of the card acquiring business in the UK.

2007 compared with 2006

Economic briefing

In the UK, GDP growth accelerated in 2007 to 3.1 per cent from 2.9 per cent in 2006, mainly as a result of buoyant consumer and investment spending. Net trade depressed GDP growth through 2007, and the current account deficit reached a record 5.7 per cent of GDP in the third quarter of the year. Employment growth was fairly subdued, rising by approximately 0.7 per cent during the year. CPI inflation reached a decade-long high of 3.1 per cent in March but subsequently fell back to 2.1 per cent by the year-end, close to the Bank of England’s 2 per cent target. After a strong start to the year, nominal house prices declined and housing activity diminished in the final months of 2007. The Bank of England raised interest rates by 75 basis points during 2007 to a peak of 5.75 per cent, but subsequently reduced them to 5.5 per cent at the end of 2007.

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

     In March 2007, HSBC acquired its partner’s shares in life, property and casualty insurer, HSBC Assurances. The results of HSBC Assurances are excluded from the commentary below, which is on an underlying basis.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Europe > 2007

Reconciliation of reported and underlying profit before tax

	2007 compared with 2006

					2007
		2006		2006	acquisitions,
	2006	acquisitions		at 2007	disposals	Under-	2007	Re-	Under-
	as	and	Currency	exchange	& dilution	lying	as	ported	lying
	reported	disposals [1]	translation [2]	rates [6]	gains [1]	change	reported	change	change
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	8,289	(3)	635	8,921	419	(1,594)	7,746	(7)	(18)
Net fee income	7,108	53	586	7,747	(133)	817	8,431	19	11
Other income[4]	7,675	(53)	576	8,198	(90)	3,282	11,390	48	40

Net operating income[5]	23,072	(3)	1,797	24,866	196	2,505	27,567	19	10
Loan impairment charges and other credit risk provisions	(2,155)	–	(147)	(2,302)	–	(240)	(2,542)	(18)	(10)

Net operating income	20,917	(3)	1,650	22,564	196	2,265	25,025	20	10
Operating expenses	(13,871)	2	(1,076)	(14,945)	(51)	(1,529)	(16,525)	(19)	(10)

Operating profit	7,046	(1)	574	7,619	145	736	8,500	21	10

Income/(expense) from associates	(72)	–	(6)	(78)	(50)	223	95	232	286

Profit before tax	6,974	(1)	568	7,541	95	959	8,595	23	13

For footnotes, see page 143.

     In Commercial Banking, growth in deposit and lending balances in the UK and ongoing business expansion in Turkey and Malta led to steady growth in revenues. This was partly offset by increased loan impairment charges and higher costs associated with business expansion. In Global Banking and Markets, higher income from most businesses was offset by trading losses in Credit and Rates and increased costs. Strong profit growth in Private Banking was driven by an increased client appetite for discretionary portfolios, a rise in lending volumes and further improvements in cross-referrals. In Personal Financial Services, a fall in pre-tax profits reflected ex gratia payments expensed in respect of overdraft fees applied in previous years and a provision for reimbursement of certain charges on historic will trusts and other related services. The ‘Other’ segment benefited from a US$1.3 billion fair value gain in HSBC’s own debt.

     Net interest income declined by 18 per cent, mainly because the expansion of trading activities in both the UK and France resulted in higher funding costs, with the related revenues reported in the trading income line. This was partly offset by higher net interest income in the personal and commercial businesses.

     In the UK, Personal Financial Services’ spreads widened in a rising interest rate environment and competitive pricing attracted higher balances. This was mitigated by lower spreads on mortgages as customers switched to fixed rate products. In

Commercial Banking, higher net interest income was largely driven by growth in the UK, Turkey, Germany and Malta. In the UK, a negotiated rate deposit product launched in previous years continued to be instrumental in driving higher deposit balances. Strong growth in corporate and structured banking for micro customers, together with expansion in lending to small and mid-market customers, contributed to higher lending balances although this benefit was partially constrained by spread compression in the competitive market.

     Revenues from transactional balances held within the payments and cash management business increased by 13 per cent, as credit market dislocation in the second half of the year caused customers to hold higher cash balances. After several years of decline, balance sheet management revenues in Europe increased.

     In Turkey, higher net interest income was driven by new customer acquisition. In Switzerland, the Private Banking business earned higher net interest income from lending to existing clients as they further leveraged their portfolios.

     Net fee income rose by 11 per cent. Account services increased on higher customer balances and volumes of transactions in the UK and France, supported by sales of fee-earning packaged accounts. Card fees increased in the UK, mainly on interchange and acquiring fees, and in Turkey, on interchange and cash advance fees. This was partly offset by a reduction in credit card default fees in the

Back to Contents

UK following regulatory intervention by the OFT in 2006. Broking income increased in the UK, Germany and Switzerland, mainly driven by growth in client assets and transaction volumes. Funds under management fell on lower income from the Hermitage Fund following the part sale of HSBC’s investment in it.

     Trading income rose by 41 per cent, driven by the equities business and foreign exchange trading, where income increased strongly, with volume and profitability reflecting market volatility. The increase was partly offset by write-downs in credit, structured derivatives and leveraged and acquisition finance. Net trading income increased following the strategic decision to expand the collateralised lending and structured derivatives businesses, the funding costs of which are reported in net interest income.

     Credit spreads, primarily on certain fixed-rate long-term debt issued by HSBC Holdings and its subsidiaries, widened significantly in the second half of 2007, leading to a sevenfold increase in net income from financial instruments designated at fair value compared with 2006. These cumulative gains will fully reverse over the life of the debt.

     The sale of shareholdings and various equity investments in the UK and France, including Euronext (the European stock exchange), contributed to gains from financial investments of US$1.3 billion, an increase of 101 per cent on 2006.

     Net earned insurance premiums increased by 50 per cent to US$4.0 billion, including growth of the Guaranteed Income Bond and motor insurance, and the introduction of enhanced death benefits to pension contracts in the UK. Premiums also grew in the UK because of a higher retention of risk in the non-life business compared with 2006, when a greater proportion of risk and corresponding premiums were ceded to reinsurers. There were also significant contributions from the reinsurance business in Ireland and the life assurance business in Malta.

     Other operating income declined by 25 per cent. This largely resulted from a fall in the value of in-force business in UK insurance, driven by a change in the calculation methodology of the PVIF business in the first half of 2007 when HSBC implemented regulatory changes to the rules governing the calculation of insurance liabilities. This had a marginally positive effect on profit as there was a corresponding reduction in policyholder liabilities.

     Net insurance claims incurred and movement in liabilities to policyholders grew by 121 per cent to US$3.5 billion. This growth, which paralleled the growth in net earned insurance premiums, included the effect of higher risk retention in the non-life business, although it was offset by FSA rule changes which led to lower claims valuations on life policies. There was also a rise in flood-related claims in the UK after record rainfalls during the summer.

     Loan impairment charges rose by 10 per cent to US$2.5 billion. Overall credit quality remained broadly stable. In the UK, loan impairment charges rose, primarily in consumer finance lending outside HSBC Bank; within HSBC Bank, steps taken in 2006 to tighten underwriting standards led to an improvement in loan impairment trends. Corporate loan impairment charges remained low in absolute terms, although they were 23 per cent higher than in 2006, principally reflecting the effect of Individual Voluntary Arrangements on micro businesses and impairments on two large corporate accounts in the UK.

     Operating costs increased by 10 per cent to US$16.5 billion, in line with the growth in net operating income before loan impairment charges. In the UK, a change in actuarial assumptions regarding the principal staff defined benefit pension scheme led to increased costs. Ex-gratia payments were expensed in respect of overdraft fees applied in previous years and a provision for reimbursement of certain charges on historic will trusts and other related services was raised which totalled US$396 million. Cost increases also reflected investments in technology, higher payments and cash management transaction volumes, investments in the French structured derivatives business to support revenue growth and, in Turkey, technical infrastructure and additional headcount in support of business expansion.

     Share of profit in associates and joint ventures rose by US$167 million, largely as a result of a US$73 million adjustment to the embedded value of HSBC Assurances in France prior to the acquisition of its remaining share capital, following which it was accounted for as a subsidiary.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Europe > Profit/(loss) before tax by customer group

Analysis by customer group and global business

Profit/(loss) before tax

	2008

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [21]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	6,464	3,435	3,488	1,046	(459)	(4,278)	9,696
Net fee income	2,612	2,025	1,763	1,020	72	–	7,492
Trading income/(expense) excluding net interest income	47	71	1,513	198	(138)	–	1,691
Net interest income/(expense) on trading activities	–	12	(655)	14	17	4,278	3,666
Net trading income/(expense)[16]	47	83	858	212	(121)	4,278	5,357
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	2,939	–	2,939
Net income/(expense) from other financial instruments designated at fair value	(1,634)	(214)	(611)	–	633	–	(1,826)
Net income/(expense) from financial instruments designated at fair value	(1,634)	(214)	(611)	–	3,572	–	1,113
Gains less losses from financial investments	281	132	(30)	62	(27)	–	418
Dividend income	35	74	25	5	(9)	–	130
Net earned insurance premiums .	4,927	391	–	–	(19)	–	5,299
Gains on disposal of French regional banks	–	–	–	–	2,445	–	2,445
Other operating income	230	620	398	16	832	–	2,096

Total operating income	12,962	6,546	5,891	2,361	6,286	–	34,046
Net insurance claims[17]	(3,224)	(143)	–	–	–	–	(3,367)

Net operating income[5]	9,738	6,403	5,891	2,361	6,286	–	30,679
Loan impairment charges and other credit risk provisions	(1,971)	(867)	(875)	(38)	(3)		(3,754)

Net operating income	7,767	5,536	5,016	2,323	6,283	–	26,925
Total operating expenses	(6,107)	(2,830)	(4,823)	(1,325)	(987)	–	(16,072)

Operating profit	1,660	2,706	193	998	5,296	–	10,853
Share of profit/(loss) in associates and joint ventures	(2)	16	2	–	–	–	16

Profit before tax	1,658	2,722	195	998	5,296	–	10,869

	%	%	%	%	%		%

Share of HSBC’s profit before tax	17.8	29.2	2.1	10.7	56.9		116.7
Cost efficiency ratio	62.7	44.2	81.9	56.1	15.7		52.4

Balance sheet data[15]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	126,909	87,245	185,818	25,722	497		426,191
Total assets	171,962	107,495	1,131,721	84,485	64,423	(217,075)	1,343,011
Customer accounts	145,411	91,188	199,687	66,007	183		502,476

For footnotes, see page 143.

Back to Contents
	2007

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [21]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	6,604	3,419	1,361	793	86	(4,517)	7,746
Net fee income/(expense)	3,060	2,194	2,316	1,032	(171)	–	8,431
Trading income excluding net interest income	60	36	2,657	161	89	–	3,003
Net interest income/(expense) on trading activities	(7)	30	(610)	9	1	4,517	3,940
Net trading income[16]	53	66	2,047	170	90	4,517	6,943
Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	1,059	–	1,059
Net income/(expense) from other financial instruments designated at fair value	126	31	(185)	–	195	–	167
Net income/(expense) from financial instruments designated at fair value	126	31	(185)	–	1,254	–	1,226
Gains less losses from financial investments	50	36	1,100	115	25	–	1,326
Dividend income	1	4	155	7	4	–	171
Net earned insurance premiums .	3,511	521	–	–	(22)	–	4,010
Other operating income/ (expense)	54	(35)	853	8	301	12	1,193

Total operating income	13,459	6,236	7,647	2,125	1,567	12	31,046
Net insurance claims[17]	(3,214)	(265)	–	–	–	–	(3,479)

Net operating income[5]	10,245	5,971	7,647	2,125	1,567	12	27,567
Loan impairment (charges)/recoveries and other credit risk provisions	(2,044)	(515)	26	(4)	(5)	–	(2,542)

Net operating income	8,201	5,456	7,673	2,121	1,562	12	25,025
Total operating expenses	(6,635)	(2,941)	(5,150)	(1,208)	(579)	(12)	(16,525)

Operating profit	1,566	2,515	2,523	913	983	–	8,500
Share of profit in associates and joint ventures	15	1	4	2	73	–	95

Profit before tax	1,581	2,516	2,527	915	1,056	–	8,595

	%	%	%	%	%		%

Share of HSBC’s profitbefore tax	6.5	10.4	10.4	3.8	4.4		35.5
Cost efficiency ratio	64.8	49.3	67.3	56.8	36.9		59.9

Balance sheet data[15]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	151,687	106,846	163,066	30,195	481		452,275
Total assets	240,361	168,846	892,712	83,740	96,346	(245,372)	1,236,633
Customer accounts	178,757	99,704	163,713	62,055	725		504,954

For footnotes, see page 143.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Europe > Profit/(loss) before tax by customer group // Hong Kong

Analysis by customer group and global business (continued)

Profit/(loss) before tax

	2006

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [21]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	5,653	2,923	1,222	675	14	(2,198)	8,289
Net fee income	2,533	1,707	1,673	869	326	–	7,108
Trading income/(expense) excluding net interest income	119	27	2,636	99	(39)	–	2,842
Net interest income/(expense) on trading activities	(6)	15	(523)	2	1	2,198	1,687
Net trading income/(expense)[16]	113	42	2,113	101	(38)	2,198	4,529
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	28	–	28
Net income/(expense) from other financial instruments designated at fair value	80	27	11	–	(2)	–	116
Net income/(expense) from financial instruments designated at fair value	80	27	11	–	26	–	144
Gains less losses from financial investments	37	22	413	149	3	–	624
Dividend income	2	3	171	5	2	–	183
Net earned insurance premiums .	979	110	–	–	209	–	1,298
Other operating income	128	103	957	13	256	(29)	1,428

Total operating income	9,525	4,937	6,560	1,812	798	(29)	23,603
Net insurance claims[17]	(331)	(19)	–	–	(181)	–	(531)

Net operating income[5]	9,194	4,918	6,560	1,812	617	(29)	23,072
Loan impairment (charges)/recoveries and other credit risk provisions	(1,838)	(386)	64	2	3	–	(2,155)

Net operating income	7,356	4,532	6,624	1,814	620	(29)	20,917
Total operating expenses	(5,447)	(2,298)	(4,224)	(1,010)	(921)	29	(13,871)

Operating profit/(loss)	1,909	2,234	2,400	804	(301)	–	7,046
Share of profit/(loss) in associates and joint ventures	–	–	(96)	1	23	–	(72)

Profit/(loss) before tax	1,909	2,234	2,304	805	(278)	–	6,974

	%	%	%	%	%		%

Share of HSBC’s profit before tax	8.6	10.1	10.4	3.6	(1.2)		31.5
Cost efficiency ratio	59.2	46.7	64.4	55.7	149.3		60.1

Balance sheet data[15]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	147,507	81,430	140,277	23,283	2		392,499
Total assets	227,609	111,510	526,468	68,380	85,183	(152,118)	867,032
Customer accounts	152,411	80,312	139,416	47,223	3		419,365

For footnotes, see page 143.

Back to Contents

Hong Kong

Profit/(loss) before tax by customer group and global business

	2008	2007	2006
	US$m	US$m	US$m

Personal Financial Services	3,428	4,212	2,880
Commercial Banking	1,315	1,619	1,321
Global Banking and Markets	1,436	1,578	955
Private Banking	237	305	201
Other	(955)	(375)	(175)

	5,461	7,339	5,182

Profit before tax

	2008	2007	2006
	US$m	US$m	US$m

Net interest income	5,698	5,483	4,685
Net fee income	2,580	3,362	2,056
Net trading income	1,193	1,242	617
Changes in fair value of long-term debt issued and related derivatives	3	2	–
Net income/(expense) from other financial instruments designated at fair value	(1,194)	674	260
Net income/(expense) from financial instruments designated at fair value	(1,191)	676	260
Gains less losses from financial investments	(309)	94	162
Dividend income	41	31	61
Net earned insurance premiums	3,247	2,797	2,628
Other operating income	817	845	834

Total operating income	12,076	14,530	11,303
Net insurance claims incurred and movement in liabilities to policyholders	(1,922)	(3,208)	(2,699)

Net operating income before loan impairment charges and other credit risk provisions	10,154	11,322	8,604
Loan impairment charges and other credit risk provisions	(765)	(231)	(172)

Net operating income	9,389	11,091	8,432
Total operating expenses	(3,943)	(3,780)	(3,269)

Operating profit	5,446	7,311	5,163
Share of profit in associates and joint ventures	15	28	19

Profit before tax	5,461	7,339	5,182

	%	%	%

Share of HSBC’s profit before tax	58.7	30.3	23.5
Cost efficiency ratio	38.8	33.4	38.0
Year-end staff numbers (full-time equivalent)	29,330	27,655	27,586

Balance sheet data15

	At 31 December

	2008	2007	2006
	US$m	US$m	US$m

Loans and advances to customers (net)	100,220	89,638	84,282
Loans and advances to banks (net)	29,646	63,737	50,359
Trading assets, financial assets designated at fair value, and financial investments	122,602	102,180	103,734
Total assets	407,151	356,894	318,857
Deposits by banks	11,769	6,420	4,799
Customer accounts	250,517	234,488	196,691

For footnote, see page 143.

All commentaries on Hong Kong are on an underlying basis unless stated otherwise.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Hong Kong > 2008 / 2007

2008 compared with 2007

Economic briefing

Hong Kong’s GDP growth slowed to 2.5 per cent in 2008 from 6.4 per cent in 2007. After performing strongly during the early months of the year, the economy slowed sharply and a technical recession was confirmed with the release of the third quarter GDP statistics. External demand proved especially weak during the second half of 2008 and the growth in private consumption also slowed sharply. The unemployment rate rose from a ten-year low of

3.2 per cent in August 2008 to 4.1 per cent by the year-end. Consumer price inflation proved volatile during the year, rising to a ten-year high of 6.3 per cent in July before slowing to 2.1 per cent by December 2008, although this movement largely reflected the trends in food and energy prices. In response to interest rate cuts in the US, Hong Kong cut its base interest rate on seven occasions during 2008, finishing the year at 0.5 per cent compared with 5.75 per cent at the end of 2007. The Hang Seng Index fell by 48 per cent during 2008.

Reconciliation of reported and underlying profit before tax

	2008 compared with 2007

		2007
		acquisitions,		2007	2008
	2007	disposals		at 2008	acquisitions		Under-	2008	Re-	Under-
	as	& dilution	Currency	exchange	and		lying	as	ported	lying
	reported	gains [1]	translation [2]	rates [3]	disposals	[1]	change	reported	change	change
Hong Kong	US$m	US$m	US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	5,483	–	15	5,498	–		200	5,698	4	4
Net fee income	3,362	–	9	3,371	–		(791)	2,580	(23)	(23)
Other income[4]	2,477	(1)	3	2,479	–		(603)	1,876	(24)	(24)

Net operating income[5]	11,322	(1)	27	11,348	–		(1,194)	10,154	(10)	(11)
Loan impairment charges and other credit risk provisions	(231)	1	(1)	(231)	–		(534)	(765)	(231)	(231)

Net operating income	11,091	–	26	11,117	–		(1,728)	9,389	(15)	(16)
Operating expenses	(3,780)	–	(9)	(3,789)	–		(154)	(3,943)	(4)	(4)

Operating profit	7,311	–	17	7,328	–		(1,882)	5,446	(26)	(26)
Income from associates	28	–	–	28	–		(13)	15	(46)	(46)

Profit before tax	7,339	–	17	7,356	–		(1,895)	5,461	(26)	(26)

For footnotes, see page 143.

Review of business performance

Hong Kong reported pre-tax profits of US$5.5 billion, a 26 per cent decline compared with record profits of US$7.3 billion in 2007. Lower revenues largely reflected a decline in wealth management and insurance income as economic conditions deteriorated. Revenue decline was compounded by impairment charges recognised on certain investments, which arose as a consequence of significant falls in equity market prices. Offsetting this, in part, was considerably stronger balance sheet management income from treasury positions which correctly anticipated the decline in interest rates.

     Net interest income rose by 4 per cent, driven by the strong Balance Sheet Management performance in Global Banking and Markets mainly driven by liquidity generated by retail banking in the environment of falling short-term interest rates.

     Savings and deposit balances grew strongly, particularly in Personal Financial Services, as customers revealed a preference for security and liquidity following declines in equity markets. Deposit growth was augmented by the launch of campaigns offering both preferential time deposit rates and an enhanced HSBC online platform. The significant decline in interest rates during 2008 led to a narrowing of deposit spreads.

     Customer lending volumes were 11 per cent higher, due in part to an 11 per cent rise in mortgage balances. Lending margins narrowed, however, due to interest rate cuts, particularly affecting mortgage lending and other loans linked to HIBOR. Balances outstanding on credit cards rose, driven by increased cardholder spending, and spreads on this business increased due to lower funding costs. Nearly one million new cards were issued in the year, bringing the total cards in circulation to 5.3 million. Volumes

Back to Contents

of trade finance grew strongly, driven by demand from corporates with international trade requirements, and commercial lending balances rose, particularly during the first half of the year.

     Fee income declined by 23 per cent, driven by lower equity market-related revenues. Weak market sentiment led to lower volumes of retail brokerage and a decrease in income from wealth management activity. This was partly offset by a rise in fees from cards following increases in both cards in circulation and cardholder spending. Fees from account services rose due to greater customer activity and there were higher fees generated from bundled products.

     Trading income was 4 per cent lower, driven by further write-downs of US$0.2 billion in Global Banking and Markets on a legacy monoline exposure. Excluding these write-downs, trading income grew due to a rise in foreign exchange and rates income as continuing market volatility generated increased trading opportunities and demand for active hedging products.

     The net loss of US$1.2 billion on financial instruments designated at fair value compared with income of US$676 million in 2007. The loss reflected a decline in the value of assets linked to the insurance business. To a large extent, these losses are attributable to policyholders, with an equivalent reduction in net insurance claims and movement in liabilities to policyholders. While the decline in the value of assets which relate to unit-linked products is allocated to policyholders in full, the portion of decline in the value passed on to clients who have products with discretionary participation features and guarantees may be restricted.

Losses from financial investments of US$309 million reflected impairments required on investments which have experienced significant falls in equity market prices. These equity investments are classified as available for sale, are not held for trading, and remain part of the strategic positioning of HSBC’s businesses in Asia. These losses were partly offset by an aggregate gain of US$203 million from the redemption of shares in the Visa initial public offering (‘IPO’) and the disposal of MasterCard shares.

     Net earned insurance premiums increased by 16 per cent to US$3.2 billion, largely due to growth in the life insurance business, in particular for policies with discretionary participation features.

     Net insurance claims and movement in liabilities to policyholders fell by 40 per cent, reflecting the decline in asset values noted above partly offset by increases due to growth in premiums.

     Loan impairment charges and other credit risk provisions rose markedly from the previously low level to US$765 million as economic conditions deteriorated. Within these charges were exposures to financial institutions held within Global Banking and Markets, which resulted in other credit risk provisions. In Commercial Banking, the combination of an absence of significant recoveries recorded in 2007 and weakness among certain exporters in Hong Kong, who were affected by reduced demand from the US and other developed countries, raised loan impairment charges. As local businesses responded to the economic environment, unemployment rose in the second half of 2008. Credit policies were consequently adjusted across certain products as delinquency and bankruptcy increased in Hong Kong. Although property market declines reduced equity levels for residential mortgage customers, the impact on loan impairment charges was limited as this lending was well-secured and regulatory restrictions constrained origination loan-to-value ratios to below 70 per cent.

     Operating expenses rose by 4 per cent. Staff costs declined by 3 per cent despite wage increases and a rise in the number of customer-facing staff, largely due to lower performance-related costs in Global Banking and Markets. Staff numbers were higher than in 2007 notwithstanding reductions within the branch network for lower business volumes in the latter part of 2008. IT costs rose as investment in systems continued. Marketing costs were lower following active management of costs while property rental costs increased due to higher market rental rates. Overall, cost growth was curtailed in response to the more difficult economic climate.

2007 compared with 2006

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

     In response to interest rate cuts in the US and capital inflows into the local market, Hong Kong’s

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Hong Kong > 2007

main interest rate was cut on three separate occasions during the final months of 2007, with the prime rate ending the year at 6.75 per cent, down by one per cent from its high for the year. Local asset markets benefited accordingly. The previously very strong levels of export growth slowed in the second half of 2007, as demand from the US moderated and the reduction in mainland China’s export tax rebate in July temporarily affected Hong Kong’s re-exports. Despite relatively modest trade growth, external demand for Hong Kong’s services remained strong due to the buoyant tourism sector and increasing cross-border business activities, especially within the financial sector.

Reconciliation of reported and underlying profit before tax

	2007 compared with 2006

						2007
		2006			2006	acquisitions,
	2006	acquisitions			at 2007	disposals		Under-	2007	Re-	Under-
	as	and		Currency	exchange	& dilution		lying	as	ported	lying
	reported	disposals	[1]	translation [2]	rates [6]	gains	[1]	change	reported	change	change
Hong Kong	US$m	US$m		US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	4,685	–		(15)	4,670	–		813	5,483	17	17
Net fee income	2,056	–		(6)	2,050	–		1,312	3,362	64	64
Other income[4]	1,863	–		(6)	1,857	–		620	2,477	33	33

Net operating income[5]	8,604	–		(27)	8,577	–		2,745	11,322	32	32
Loan impairment charges and other credit risk provisions	(172)	–		1	(171)	–		(60)	(231)	(34)	(35)

Net operating income	8,432	–		(26)	8,406	–		2,685	11,091	32	32
Operating expenses	(3,269)	–		9	(3,260)	–		(520)	(3,780)	(16)	(16)

Operating profit	5,163	–		(17)	5,146	–		2,165	7,311	42	42
Income from associates	19	–		–	19	–		9	28	47	47

Profit before tax	5,182	–		(17)	5,165	–		2,174	7,339	42	42

For footnotes, see page 143.

Review of business performance

HSBC’s operations in Hong Kong reported a record pre-tax profit of US$7.3 billion, an increase of 42 per cent compared with US$5.2 billion in 2006. The underlying change was in line with the reported change. Net operating income increased by 32 per cent, double the rate of growth in operating expenses.

     In Personal Financial Services, record results reflected increased fee income, particularly from retail brokerage and investment products, as well as growth in net interest income from higher deposit balances and lending. In Commercial Banking, results were driven by balance sheet growth from customer acquisition, increased trade flows and the expansion of supporting businesses into mainland China. In Global Banking and Markets, income growth reflected improved performance in balance sheet management and strong results from the trading businesses and securities services in the buoyant economic environment. Higher demand for structured products and mutual funds drove the increase in Private Banking profits. Cost efficiency ratios improved in all customer groups.

     Net interest income rose by 17 per cent, driven by growth in asset and liability products in the personal, commercial and corporate businesses. Net interest income from Global Banking and Markets increased by 79 per cent as balance sheet management revenues recovered and deposits grew strongly with higher spreads. A rise in liabilities to fund trading activities reduced net interest income, with a corresponding rise in trading income. Personal Financial Services’ net interest income grew by 16 per cent as wider spreads were recorded on higher deposit balances, with the relaunch of HSBC Premier contributing to the growth in deposit balances. Card balances were also higher following a number of promotional programmes during the year. In Commercial Banking, strong economic growth helped generate demand for savings products and this, combined with strong customer acquisition, resulted in higher net interest from the investment of deposits.

     Buoyant stock market activity drove an increase in fee income. Broking and global custody income rose as larger trading volumes were registered on higher stock exchange daily turnover. This was

Back to Contents

enhanced by the launch of new investment schemes, awareness campaigns and the adoption of a new portfolio wealth management sales tool in the branch network. An increase in IPO activity in Hong Kong, mainly derived from mainland China, had a positive effect on underwriting fees. Life insurance commission income increased, boosted by new product offerings. Credit card fee income also rose, driven by increased cards in circulation and a rise in cardholder balances.

     Trading income growth was achieved throughout the Global Markets business and particularly in foreign exchange, assisted by investments made in recent years to extend the product range and customer base. Structured equity growth continued, driven by the bank’s product offering linked to the Hong Kong Stock Exchange, which rose significantly. HSBC had only very limited exposure to asset-based securities and structured credit products in Hong Kong.

     Net earned insurance premiums increased by 7 per cent to US$2.8 billion, as the life assurance business expanded with the launch of new products.

     Other operating income was largely in line with 2006, notwithstanding the non-recurrence of income on the sale of the former head office building of Hang Seng Bank and the transfer of the credit card acquiring business into a joint venture with Global Payments Inc.

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

     Loan impairment charges continued at a low level and in line with 2006 at US$231 million, despite strong balance sheet growth. This reflected good credit quality and robust economic conditions.

     Operating expenses increased by 16 per cent. Staff costs rose by 23 per cent on wage inflation and the recruitment of additional staff, mainly in Commercial Banking and Global Banking and Markets. Performance-related bonuses grew in response to revenue growth. Higher marketing and IT costs reflected business growth and the launch of new initiatives. As commercial rents rose in Hong Kong’s dynamic economy, property rental costs increased, the effect magnified by the sale and leaseback agreement on Hang Seng Bank’s head office in 2006.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Hong Kong > Profit/(loss) before tax by customer group

Analysis by customer group and global business

Profit/(loss) before tax

	2008

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [21]	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	3,381	1,498	1,524	214	(669)	(250)	5,698
Net fee income	1,441	548	414	163	14	–	2,580
Trading income excluding net interest income	143	79	483	120	30	–	855
Net interest/(expense) income on trading activities	11	1	244	–	(168)	250	338
Net trading income/(expense)[16]	154	80	727	120	(138)	250	1,193
Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	3	–	3
Net income/(expense) from other financial instruments designated at fair value	(1,291)	(10)	39	–	68	–	(1,194)
Net income/(expense) from financial instruments designated at fair value	(1,291)	(10)	39	–	71	–	(1,191)
Gains less losses from financial investments	156	32	(109)	–	(388)	–	(309)
Dividend income	3	2	17	–	19	–	41
Net earned insurance premiums	3,047	181	17	–	2	–	3,247
Other operating income	132	38	101	8	906	(368)	817

Total operating income	7,023	2,369	2,730	505	(183)	(368)	12,076
Net insurance claims[17]	(1,773)	(136)	(11)	–	(2)	–	(1,922)

Net operating income[5]	5,250	2,233	2,719	505	(185)	(368)	10,154
Loan impairment (charges)/recoveries and other credit risk provisions	(134)	(335)	(284)	(13)	1	–	(765)

Net operating income/(expense)	5,116	1,898	2,435	492	(184)	(368)	9,389
Total operating expenses	(1,691)	(584)	(1,000)	(255)	(781)	368	(3,943)

Operating profit/(loss)	3,425	1,314	1,435	237	(965)	–	5,446
Share of profit in associates and joint ventures	3	1	1	–	10	–	15

Profit/(loss) before tax	3,428	1,315	1,436	237	(955)	–	5,461

	%	%	%	%	%		%

Share of HSBC’s profit before tax	36.9	14.1	15.4	2.6	(10.3)		58.7
Cost efficiency ratio	32.2	26.2	36.8	50.5	(422.2)		38.8

Balance sheet data[15]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	41,447	30,331	23,042	3,605	1,795		100,220
Total assets	75,419	36,428	225,853	28,800	66,192	(25,541)	407,151
Customer accounts	145,002	54,869	30,866	19,416	364		250,517

For footnotes, see page 143.

Back to Contents
	2007

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [21]	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	3,342	1,540	986	70	(767)	312	5,483
Net fee income	1,973	526	682	179	2	–	3,362
Trading income excluding net interest income	188	63	553	280	186	–	1,270
Net interest income on trading activities	5	–	241	–	38	(312)	(28)
Net trading income[16]	193	63	794	280	224	(312)	1,242
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	2	–	2
Net income/(expense) from other financial instruments designated at fair value	820	(13)	7	–	(140)	–	674
Net income/(expense) from financial instruments designated at fair value	820	(13)	7	–	(138)	–	676
Gains less losses from financial investments	–	–	38	1	55	–	94
Dividend income	2	1	6	–	22	–	31
Net earned insurance premiums	2,654	130	13	–	–	–	2,797
Other operating income	153	28	114	6	881	(337)	845

Total operating income	9,137	2,275	2,640	536	279	(337)	14,530
Net insurance claims[17]	(3,116)	(82)	(10)	–	–	–	(3,208)

Net operating income[5]	6,021	2,193	2,630	536	279	(337)	11,322
Loan impairment charges and other credit risk provisions	(175)	(28)	(28)	–	–	–	(231)

Net operating income	5,846	2,165	2,602	536	279	(337)	11,091
Total operating expenses	(1,639)	(547)	(1,025)	(231)	(675)	337	(3,780)

Operating profit/(loss)	4,207	1,618	1,577	305	(396)	–	7,311
Share of profit in associates and joint ventures	5	1	1	–	21	–	28

Profit/(loss) before tax	4,212	1,619	1,578	305	(375)	–	7,339

	%	%	%	%	%		%

Share of HSBC’s profit before tax	17.4	6.7	6.5	1.3	(1.6)		30.3
Cost efficiency ratio	27.2	24.9	39.0	43.1	241.9		33.4

Balance sheet data[15]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	38,197	25,890	19,171	4,329	2,051		89,638
Total assets	66,002	32,059	215,801	17,484	53,227	(27,679)	356,894
Customer accounts	129,159	51,562	37,364	15,649	754		234,488

For footnotes, see page 143.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Hong Kong > Profit/(loss) before tax by customer group // Rest of Asia-Pacific

Analysis by customer group and global business (continued)

Profit/(loss) before tax

	2006

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [21]	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	2,882	1,344	553	76	(646)	476	4,685
Net fee income/(expense)	977	454	534	123	(32)	–	2,056
Trading income excluding net interest income	84	57	573	176	34	–	924
Net interest income on trading activities	4	–	88	–	77	(476)	(307)
Net trading income[16]	88	57	661	176	111	(476)	617
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	–	–	–
Net income/(expense) from other financial instruments designated at fair value	373	(53)	5	1	(66)	–	260
Net income/(expense) from financial instruments designated at fair value	373	(53)	5	1	(66)	–	260
Gains less losses from financial investments	14	–	(1)	9	140	–	162
Dividend income	1	1	2	–	57	–	61
Net earned insurance premiums	2,519	95	14	–	–	–	2,628
Other operating income	202	33	81	13	781	(276)	834

Total operating income	7,056	1,931	1,849	398	345	(276)	11,303
Net insurance claims[17]	(2,638)	(50)	(11)	–	–	–	(2,699)

Net operating income[5]	4,418	1,881	1,838	398	345	(276)	8,604
Loan impairment (charges)/recoveries and other credit risk provisions	(119)	(69)	27	–	(11)	–	(172)

Net operating income	4,299	1,812	1,865	398	334	(276)	8,432
Total operating expenses	(1,422)	(491)	(911)	(197)	(524)	276	(3,269)

Operating profit/(loss)	2,877	1,321	954	201	(190)	–	5,163
Share of profit in associates and joint ventures	3	–	1	–	15	–	19

Profit/(loss) before tax	2,880	1,321	955	201	(175)	–	5,182

	%	%	%	%	%		%

Share of HSBC’s profit before tax	13.0	6.0	4.3	0.9	(0.7)		23.5
Cost efficiency ratio	32.2	26.1	49.6	49.5	151.9		38.0

Balance sheet data[15]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	35,445	23,520	20,270	3,081	1,966		84,282
Total assets	57,977	30,137	182,540	22,492	49,866	(24,155)	318,857
Customer accounts	118,201	41,493	24,530	11,991	476		196,691

For footnotes, see page 143.

Back to Contents
Rest of Asia-Pacific (including the Middle East)

Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2008
Australia	19	68	102	–	(13)	176
India	(155)	118	578	2	123	666
Indonesia	(22)	17	126	–	–	121
Japan	(88)	(1)	88	1	4	4
Mainland China	284	622	688	(5)	16	1,605
Associates	393	558	335	–	–	1,286
Other mainland China	(109)	64	353	(5)	16	319
Malaysia	94	96	171	–	8	369
Middle East	289	558	816	4	79	1,746
Egypt	16	68	90	–	49	223
United Arab Emirates	133	330	388	4	6	861
Other Middle East	80	125	161	–	1	367

Middle East (excluding Saudi Arabia)	229	523	639	4	56	1,451
Saudi Arabia	60	35	177	–	23	295
Singapore	104	83	337	110	(37)	597
South Korea	(16)	(13)	304	–	38	313
Taiwan	(41)	45	179	–	(8)	175
Other	32	200	397	1	66	696

	500	1,793	3,786	113	276	6,468

2007
Australia	41	37	42	–	4	124
India	(70)	88	429	(1)	83	529
Indonesia	(7)	29	86	–	(4)	104
Japan	(34)	(3)	75	–	5	43
Mainland China	494	397	369	–	1,101	2,361
Associates	516	351	220	–	1,093	2,180
Other mainland China	(22)	46	149	–	8	181
Malaysia	81	90	146	–	13	330
Middle East	245	482	495	3	82	1,307
Egypt	10	46	65	–	32	153
United Arab Emirates	108	262	242	3	2	617
Other Middle East	83	101	116	–	–	300

Middle East (excluding Saudi Arabia)	201	409	423	3	34	1,070
Saudi Arabia	44	73	72	–	48	237
Singapore	101	112	240	90	7	550
South Korea	(44)	(20)	159	–	28	123
Taiwan	(52)	27	144	–	4	123
Other	5	111	279	–	20	415

	760	1,350	2,464	92	1,343	6,009

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Rest of Asia-Pacific > 2008

Profit/(loss) before tax by country within customer groups and global businesses (continued)

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2006
Australia	76	32	46	–	–	154
India	(24)	46	277	2	92	393
Indonesia	(22)	46	69	–	(22)	71
Japan	(3)	(2)	49	(1)	80	123
Mainland China	276	241	167	–	24	708
Associates	274	210	86	–	5	575
Other mainland China	2	31	81	–	19	133
Malaysia	77	87	99	(1)	12	274
Middle East	235	356	396	2	46	1,035
Egypt	9	41	41	–	20	111
United Arab Emirates	70	209	145	3	(2)	425
Other Middle East	59	67	70	(1)	(1)	194

Middle East (excluding Saudi Arabia)	138	317	256	2	17	730
Saudi Arabia	97	39	140	–	29	305
Singapore	73	90	145	68	(11)	365
South Korea	(55)	(20)	115	–	19	59
Taiwan	(179)	37	118	–	1	(23)
Other	23	121	168	10	46	368

	477	1,034	1,649	80	287	3,527

Loans and advances to customers (net) by country

	At 31 December

	2008	2007	2006
	US$m	US$m	US$m

Australia	9,321	11,339	8,775
India	6,244	7,220	4,915
Indonesia	1,904	1,642	1,337
Japan	5,839	4,258	3,391
Mainland China	11,440	11,647	6,065
Malaysia	9,404	8,856	7,747
Middle East (excluding Saudi Arabia)	27,295	21,607	15,622
Egypt	2,473	1,853	965
United Arab Emirates	17,537	14,103	10,148
Other Middle East	7,285	5,651	4,509
Singapore	13,441	11,505	9,610
South Korea	5,336	7,124	6,260
Taiwan	4,329	3,658	3,974
Other	13,403	12,996	9,878

	107,956	101,852	77,574

Back to Contents

Customer accounts by country

	At 31 December

	2008	2007	2006
	US$m	US$m	US$m

Australia	9,201	11,418	8,491
India	9,767	12,021	7,936
Indonesia	2,896	2,574	2,082
Japan	6,204	4,657	4,186
Mainland China	19,171	14,537	6,941
Malaysia	11,963	11,701	9,640
Middle East (excluding Saudi Arabia)	35,166	30,937	21,196
Egypt	5,363	4,056	2,703
United Arab Emirates	19,808	18,455	11,166
Other Middle East	9,995	8,426	7,327
Singapore	32,748	28,962	23,517
South Korea	4,383	5,760	3,890
Taiwan	9,689	9,426	7,675
Other	18,171	18,240	13,441

	159,359	150,233	108,995

2008 compared with 2007

Economic briefing

Growth in mainland China was steady during 2008, although lower than in previous years. Overall GDP growth totalled 9 per cent in 2008, down from 13 per cent in 2007, as weakness in key export markets led to a slowdown in industrial activity during the final months of the year. The tightening of monetary conditions in 2007 and early 2008 also contributed to the slowdown, although interest rates and reserve requirements were both reduced significantly during the final months of the year and a significant fiscal stimulus package was also announced. Consumer spending continued to advance at a strong pace with retail spending increasing by 21.6 per cent over the course of 2008. After accelerating to an eleven year high of 8.7 per cent in February 2008, consumer price inflation slowed to 1.2 per cent by the year-end, largely reflecting the movements in food and energy prices. The renminbi appreciated by more than 6 per cent against the US dollar during 2008, although the exchange rate was little changed during the second half of the year.

     Japan’s economy slowed sharply during the course of 2008, with industrial activity declining rapidly during the final quarter of the year in response to much weaker external demand. Contractions were registered in both second and third quarter GDP data, confirming a technical recession, while the unemployment rate rose from 3.8 per cent in January 2008 to 4.4 per cent by the year-end. Inflationary pressures increased during the first half before subsiding during the final months of 2008, while measures of business confidence also fell sharply.

     The economies of the Middle East performed strongly for much of 2008, although inflationary concerns were a feature for much of the year, driven by the surge in oil prices to record levels and private and public investment expenditure. High oil revenues continued to boost fiscal and current account surpluses throughout the region during 2008, although the impact of the decline in oil prices during the final months of the year, together with the OPEC-mandated production cuts, are expected to lead to slower growth in 2009.

     Elsewhere in Asia, most economies followed an uneven pattern of growth during 2008. Policymakers focused on the rise in inflation during the first half of the year, but the sharp slowdown in growth during the final months of 2008 came to dominate, with a series of monetary and fiscal policy measures being introduced across the region to stimulate activity. The sustained rise in inflation prompted the Reserve Bank of India to tighten policy by raising both interest rates and reserve requirements during the first half of 2008, before then cutting the cash reserve ratio by 350 basis points and the repo rate by 250 basis points during the final quarter of the year. A recession was confirmed in Singapore after GDP contracted for three consecutive quarters in 2008, as an economic slowdown initially focused on specific industries turned more pervasive. After rising to a 26-year high of 7.5 per cent in June 2008, the annual rate of inflation slowed to 4.3 per cent by the year-end.

     Inflation also proved the predominant concern in Vietnam during the first half of 2008 as the annual rate of consumer price inflation more than doubled to 28.3 per cent, prompting the State Bank of Vietnam to sanction substantial interest rate

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Rest of Asia-Pacific > 2008

Profit before tax

	2008	2007	2006
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m

Net interest income	5,493	4,143	3,047
Net fee income	2,558	2,246	1,622
Net trading income	2,444	1,643	1,181
Changes in fair value of long-term debt issued and related derivatives	1	1	–
Net income/(expense) from other financial instruments designated at fair value	(172)	110	79
Net income/(expense) from financial instruments designated at fair value	(171)	111	79
Gains less losses from financial investments	32	38	41
Gains arising from dilution of interests in associates	–	1,081	–
Dividend income	4	8	5
Net earned insurance premiums	197	226	174
Other operating income	1,064	798	765

Total operating income	11,621	10,294	6,914
Net insurance claims incurred and movement in liabilities to policyholders	28	(253)	(192)

Net operating income before loan impairment charges and other credit risk provisions	11,649	10,041	6,722
Loan impairment charges and other credit risk provisions	(1,131)	(616)	(512)

Net operating income	10,518	9,425	6,210
Total operating expenses	(5,663)	(4,764)	(3,548)

Operating profit	4,855	4,661	2,662
Share of profit in associates and joint ventures	1,613	1,348	865

Profit before tax	6,468	6,009	3,527

	%	%	%

Share of HSBC’s profit before tax	69.5	24.8	16.0
Cost efficiency ratio	48.6	47.4	52.8
Year-end staff numbers (full-time equivalent)	98,159	88,573	72,265
Balance sheet data15

	At 31 December

	2008	2007	2006
	US$m	US$m	US$m

Loans and advances to customers (net)	107,956	101,852	77,574
Loans and advances to banks (net)	36,141	39,861	27,517
Trading assets, financial assets designated at fair value, and financial investments	61,223	64,381	41,585
Total assets	262,305	243,205	175,010
Deposits by banks	13,689	17,560	10,323
Customer accounts	159,359	150,233	108,995

For footnote, see page 143.

All commentaries on Rest of Asia-Pacific are on an underlying basis unless stated otherwise.

increases, before these measures were rapidly reversed during the final months of the year. Interest rate increases were also forthcoming in Indonesia between May and October 2008, although with growth levels maintaining a relatively robust level during much of the year, a tentative easing cycle was only initiated during the final weeks of 2008. Bank Negara Malaysia proved the exception by refraining from interest rate increases during the year, even as consumer price inflation accelerated to 8.5 per cent in July 2008, before cutting the policy rate to 3.25 per cent in November. The outlook for the South Korean economy was affected by the open nature of the economy and the relatively high levels of household and corporate sector indebtedness. Full year GDP rose by 2.5 per cent in 2008, down from

Back to Contents

5.0 per cent in 2007 and the weakest performance for ten years, while fourth quarter GDP fell by 3.4 per cent on a year-on-year basis. Rising food prices proved particularly problematic for the Philippines during the first half of the year as inflation moved well above the central bank’s targeted range, although the earlier tightening of monetary policy was partially reversed at the end of 2008. Growth slowed sharply in Taiwan during the course of the year, driven by deteriorating conditions overseas.

Reconciliation of reported and underlying profit before tax

	2008 compared with 2007

		2007
		acquisitions,			2007	2008
		disposals			at 2008	acquisitions
Rest of Asia-Pacific	2007 as	& dilution	Currency		exchange	and	Underlying	2008 as	Reported	Underlying
(including the	reported	gains [1]	translation	[2]	rates [3]	disposals [1]	change	reported	change	change
Middle East)	US$m	US$m	US$m		US$m	US$m	US$m	US$m	%	%

Net interest income	4,143	–	43		4,186	31	1,276	5,493	33	30
Net fee income	2,246	–	24		2,270	3	285	2,558	14	13
Other income[4]	3,652	(1,081)	18		2,589	70	939	3,598	(1)	36

Net operating income[5]	10,041	(1,081)	85		9,045	104	2,500	11,649	16	28
Loan impairment charges and other credit risk provisions	(616)	–	14		(602)	–	(529)	(1,131)	(84)	(88)

Net operating income	9,425	(1,081)	99		8,443	104	1,971	10,518	12	23
Operating expenses	(4,764)	–	(17)		(4,781)	(110)	(772)	(5,663)	(19)	(16)

Operating profit	4,661	(1,081)	82		3,662	(6)	1,199	4,855	4	33
Income from associates	1,348	–	93		1,441	–	172	1,613	20	12

Profit before tax	6,009	(1,081)	175		5,103	(6)	1,371	6,468	8	27

For footnotes, see page 143.

Review of business performance

HSBC’s operations in Rest of Asia-Pacific performed strongly, reporting a pre-tax profit of US$6.5 billion compared with US$6.0 billion in 2007, an increase of 8 per cent. HSBC continued to increase its presence in key markets, augmenting organic growth with the integration of the operations of The Chinese Bank in Taiwan and the purchase of IL&FS Investsmart Ltd in India, which was completed in September. On an underlying basis, excluding the dilution gains on Chinese associates of US$1.1 billion recorded in 2007 and the acquisitions noted above, profit before tax increased by 27 per cent, with notable growth in the Middle East, South Korea, mainland China, India, and an increased contribution from associates in the region. Branches were added in mainland China, Indonesia, Japan, Malaysia and Bangladesh.

     Net interest income increased by 30 per cent, with growth across most major countries and all customer groups. Deposit acquisition and related asset deployment across the region drove net interest income, though this volume growth was partly offset by deposit spread compression in the second half of the year due to declining interest rates, compounded by strong competition to acquire deposits.

     In the Middle East, net interest income increased by 42 per cent, with deposit growth, notably in Personal Financial Services. This supported a strong rise in corporate lending balances aligned to trade and infrastructure investments, as well as increased personal lending, in particular credit cards. Asset spreads benefited from declines in local base rates following US dollar interest rate cuts, which resulted in a lower cost of funds.

     In India, net interest income increased by 44 per cent as deposit balances in Personal Financial Services and Commercial Banking rose due to customer acquisition, notably among small businesses following the launch of the HSBC Direct for Business product. These deposits were deployed in increasing lending, where spreads improved on the corporate lending and credit card portfolios and mortgage spreads widened following a re-pricing in the second half of the year.

     In mainland China, net interest income also rose due to deposit growth, as investors increasingly preferred deposits over market-led investments

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Rest of Asia-Pacific > 2008 / 2007

as market sentiment deteriorated. This facilitated an increase in personal lending balances following branch network expansion and successful re-pricing initiatives on corporate and commercial loans.

     There was strong growth in net interest income from Balance Sheet Management within Global Banking and Markets, due to lower funding costs and steeper yield curves, notably in Singapore, mainland China, India, Japan and the Middle East.

     Net fee income rose by 13 per cent, driven by a growth in fees from personal credit cards and trade and supply chain services. Credit card fees rose, particularly in the Middle East and India, driven by increases in interchange fees from higher cardholder spending and late payment and over-limit fees from higher delinquencies (see below). Trade and supply chain services contributed strongly to fee income growth with an increase of 34 per cent in the Middle East, in part reflecting the significant rise in commodity prices in the first half of the year, demonstrably in the construction and infrastructure industries in the UAE. There were lower fees from investment products and broking across the region, driven by a decline in equity markets and weakened investor sentiment.

     Fee income from credit facilities rose, notably in the Middle East, India, Australia and Singapore, reflecting increases in the number of customers.

     Net trading income rose by 51 per cent, predominantly due to strong Rates and foreign exchange trading across the region as volatile market conditions continued, encouraging increased corporate hedging activity.

     Growth was particularly strong in South Korea, mainland China and Australia due to strategic positioning of HSBC’s balance sheet to benefit from the interest rate cuts and foreign exchange volatility in 2008, and increased activity in these local markets. In the Middle East, market uncertainty regarding possible currency revaluations drove volatility and, together with robust client demand, led to growth in foreign exchange income. In India, foreign exchange and, to a lesser extent, Rates revenues rose, driven mainly by increased customer activity and high levels of market volatility.

     A net loss from financial instruments designated at fair value of US$171 million was recorded compared with income of US$111 million in 2007. Declines in equity markets affected unit-linked insurance products, particularly in Singapore. This was largely offset by a corresponding decrease in liabilities to policyholders reflected in net insurance claims incurred and movement in liabilities to policyholders.

     Net earned insurance premiums decreased by 17 per cent to US$197 million, mainly in Singapore and Malaysia due to lower sales of single premium unit-linked products. This was partly offset by an increase in the sale of general insurance products.

     Loan impairment charges rose sharply, increasing by 88 per cent to US$1.1 billion, following a marked deterioration in credit quality across the region in the final quarter of the year. These charges rose most significantly in India, the Middle East and, to a lesser extent, in Australia.

     In India, the rise was attributable to increased delinquency across personal lending portfolios, in response to which HSBC took action to restrict mortgage and personal lending. However, HSBC continued to extend credit to selected cards customers, which resulted in volume growth and also contributed to higher loan impairment charges.

     In the Middle East, higher loan impairment charges were the result of volume growth and increased delinquency rates on personal lending. In Australia, higher delinquencies arose from the maturing of the cards portfolio and, to a lesser extent, volume growth, in addition to a credit risk provision related to an exposure to an Icelandic Bank. Partly offsetting this, loan impairment charges declined by 41 per cent in Taiwan due to an improvement in asset quality. Similarly, in Thailand, loan impairment charges were 69 per cent lower due to the non-recurrence of charges attributable to the down-grading of certain corporate customers.

     Operating expenses increased by 16 per cent to US$5.7 billion. Significant investment in the region continued, notably in mainland China where 29 new outlets were opened and staff numbers increased. Related premises and equipment costs rose accordingly. Expansion was also pursued in Indonesia with the addition of new branches, and in Japan with the rollout of seven HSBC Premier centres. In the Middle East, operating expenses were 22 per cent higher in line with substantially increased levels of operating volumes and related headcount growth. In India, the rise in operating expenses was driven mainly by investment in IT, premises costs and an increase in collection activities as default rates rose. Business growth contributed to higher operating expenses in Australia. Litigation costs in the region rose.

Back to Contents

     Growth in operating expenses at the Group Service and Software Development Centres was driven by increased volumes of activity as HSBC continued to implement a global resourcing strategy to minimise costs throughout the Group. All related costs are recharged to other Group entities and the income is reported within Other operating income.

     Profit from associates and joint ventures in the region increased by 12 per cent, notwithstanding a significant impairment recorded in Ping An Insurance in respect of its stake in Fortis Bank. Growth was strong across HSBC’s other principal associates, the Bank of Communications, Industrial Bank, and the Saudi British Bank.

2007 compared with 2006

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

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Rest of Asia-Pacific > 2007

Reconciliation of reported and underlying profit before tax

	2007 compared with 2006

						2007
		2006			2006	acquisitions,
	2006	acquisitions			at 2007	disposals			2007
	as	and		Currency	exchange	& dilution		Under-lying	as	Reported	Underlying
Rest of Asia-Pacific	reported	disposals	[1]	translation [2]	rates [6]	gains	[1]	change	reported	change	change
(including the Middle East)	US$m	US$m		US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	3,047	–		140	3,187	–		956	4,143	36	30
Net fee income	1,622	–		58	1,680	–		566	2,246	38	34
Other income[4]	2,053	–		108	2,161	1,081		410	3,652	78	19

Net operating income[5]	6,722	–		306	7,028	1,081		1,932	10,041	49	27
Loan impairment charges and other credit risk provisions	(512)	–		(13)	(525)	–		(91)	(616)	(20)	(17)

Net operating income	6,210	–		293	6,503	1,081		1,841	9,425	52	28
Operating expenses	(3,548)	–		(179)	(3,727)	–		(1,037)	(4,764)	(34)	(28)

Operating profit	2,662	–		114	2,776	1,081		804	4,661	75	29
Income from associates	865	–		25	890	–		458	1,348	56	51

Profit before tax	3,527	–		139	3,666	1,081		1,262	6,009	70	34

For footnotes, see page 143.

Review of business performance

HSBC’s operations in Rest of Asia-Pacific reported a pre-tax profit of US$6.0 billion compared with US$3.5 billion in 2006, an increase of 70 per cent. On an underlying basis, excluding dilution gains of US$1.1 billion, profit before tax increased by 34 per cent, bolstered by sustained growth and business expansion across the region.

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

     HSBC’s three associates in mainland China, Ping An Insurance, Bank of Communications and Industrial Bank, all raised new capital in 2007 in the ‘A’ share market in Shanghai in which HSBC, as a foreign investor, was unable to participate. The dilution of the Group’s interests was considerably less than its share of the new monies, resulting in gains of US$1.1 billion which should be regarded as exceptional.

     Net interest income rose by 30 per cent. Continued expansion of the branch network, particularly in the populous markets of mainland

China, Indonesia and India, together with increased marketing expenditure and greater brand awareness, accelerated customer acquisition and growth in loans and deposits.

     In the Middle East, the significant increase in net interest income was driven by balance sheet growth across all customer groups and augmented by improved spreads. The growth was underpinned by strong local economies, higher oil prices and demand for credit for infrastructure investment and trade.

     In Global Banking and Markets, the rise in net interest income was driven by the recovery in Balance Sheet Management revenues and, as trade and investment flows increased, by higher transactional balances in the payments and cash management businesses.

     In Personal Financial Services, net interest income rose by 23 per cent, driven by higher personal lending, credit cards and deposit balances. Growth was broad-based across the region. Commercial Banking net interest income grew by 29 per cent due to volume growth in both loans and deposits following an increase in customer numbers.

     Fee income increased by 34 per cent. Buoyant stock markets stimulated customer appetite for unit trusts and other investment products. Strong investment sales were recorded in India, Philippines, South Korea, Singapore and mainland China. Security services increased, driven by a sustained level of transaction volumes and investment flows. In the Middle East, increases were registered in cards,

Back to Contents

global custody, credit facilities and insurance. Increased trade services income in the region reflected higher intra-regional trade flows, which were driven by the favourable economic conditions.

     Strong trading income growth was delivered, led by foreign exchange trading, where higher volumes were driven by increased volatility which, in turn, increased customer demand for risk management products.

     Net earned insurance premiums rose by 24 per cent to US$226 million. This growth was mainly generated in Malaysia by the HSBC Amanah Takaful business which was launched in late 2006, offering shariah-compliant insurance products.

     Other operating income decreased by 2 per cent, partly because gains on disposals of certain businesses in Australia were recorded in 2006. Similarly, profits from the disposal of assets held for sale decreased due to the non-recurrence of profits on sale of properties in Japan and India.

     Net insurance claims incurred and movement in liabilities to policyholders rose by 25 per cent to US$253 million, in line with the increase in premiums, mainly in Malaysia.

     Loan impairment charges rose by 17 per cent to US$616 million as corporate loan impairment charges increased in several countries. In addition, loan impairment charges in India rose due to balance sheet growth and higher loss rates on credit cards. Partly offsetting these factors, loan impairment charges were significantly lower in Taiwan due to the non-recurrence of impairment charges in 2006 which resulted from regulatory intervention in the card market and the imposition of a government debt negotiation scheme. In Indonesia, performance improved on 2006 when loan impairment charges were affected by the introduction of minimum repayment terms.

     Operating expenses increased by 28 per cent in line with the rise in net operating income before loan impairment charges. Business expansion continued throughout the region. Staff costs in India, mainland China and the Middle East rose on increases in volume-driven headcount and performance-related bonuses, the latter due to higher revenue generation. Business expansion initiatives were taken in mainland China, where an additional 27 new branches or sub-branches were opened. In India, the branch network and the consumer finance and credit card businesses were all expanded. Marketing, technology and infrastructure costs were incurred in support of business expansion.

     Share of profit in associates and joint ventures in the region rose by 51 per cent, mainly due to increased contributions from HSBC’s strategic investments in mainland China, Bank of Communications, Ping An Insurance and Industrial Bank. HSBC’s share of profit from Ping An Insurance rose by 101 per cent to US$518 million as a result of robust growth, notably from life insurance products, and the realisation of synergistic gains across Ping An Insurance’s other business offerings. Profit from the Bank of Communications rose by 64 per cent to US$445 million as a result of improved performance across the associate’s various product offerings. Increased income from credit and treasury products and significant growth in fee income contributed to the rise in profits. HSBC’s share of profits from the Saudi British Bank decreased by 22 per cent to US$216 million. This was largely due to the effects of a significant correction to the local stock market in the second half of 2006.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Rest of Asia-Pacific > Profit before tax by customer group

Analysis by customer group and global business

Profit before tax

	2008

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [21]	Total
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	2,360	1,444	1,886	106	185	(488)	5,493
Net fee income	819	597	1,048	77	17	–	2,558
Trading income/(expense) excluding net interest income	112	187	1,477	77	(30)	–	1,823
Net interest income/(expense)on trading activities	(5)	–	143	–	(5)	488	621
Net trading income/(expense)[16]	107	187	1,620	77	(35)	488	2,444
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	1	–	1
Net income/(expense) from other financial instruments designated at fair value	(172)	–	(4)	–	4	–	(172)
Net income/(expense) from financial instruments designated at fair value	(172)	–	(4)	–	5	–	(171)

Gains less losses from financial investments	29	3	–	–	–	–	32
Dividend income	–	–	4	–	–	–	4
Net earned insurance premiums	172	25	–	–	–	–	197
Other operating income	79	84	90	2	1,096	(287)	1,064

Total operating income	3,394	2,340	4,644	262	1,268	(287)	11,621
Net insurance claims[17]	42	(14)	–	–	–	–	28

Net operating income[5]	3,436	2,326	4,644	262	1,268	(287)	11,649
Loan impairment charges and other credit risk provisions	(863)	(182)	(85)	(1)	–	–	(1,131)

Net operating income	2,573	2,144	4,559	261	1,268	(287)	10,518
Total operating expenses	(2,527)	(953)	(1,298)	(148)	(1,024)	287	(5,663)

Operating profit	46	1,191	3,261	113	244	–	4,855
Share of profit in associates and joint ventures	454	602	525	–	32	–	1,613

Profit before tax	500	1,793	3,786	113	276	–	6,468

	%	%	%	%	%		%

Share of HSBC’s profit before tax	5.4	19.3	40.7	1.2	2.9		69.5
Cost efficiency ratio	73.5	41.0	28.0	56.5	80.8		48.6

Balance sheet data[15]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	34,860	35,188	34,590	2,989	329		107,956
Total assets	44,478	43,702	172,049	12,486	702	(11,112)	262,305
Customer accounts	56,531	36,350	50,605	14,475	1,398		159,359

For footnotes, see page 143.

Back to Contents
	2007

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [21]	Total
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	1,965	1,131	1,295	60	153	(461)	4,143
Net fee income	766	429	952	85	14	–	2,246
Trading income/(expense) excluding net interest income	72	129	1,000	71	(70)	–	1,202
Net interest income/(expense) on trading activities	(2)	–	(22)	–	4	461	441
Net trading income/(expense)[16]	70	129	978	71	(66)	461	1,643
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	1	–	1
Net income/(expense) from other financial instruments designated at fair value	73	4	(3)	(1)	37	–	110
Net income/(expense) from financial instruments designated at fair value	73	4	(3)	(1)	38	–	111
Gains less losses from financial investments	5	4	28	–	1	–	38
Gains arising from dilution of interests in associates	–	–	–	–	1,081	–	1,081
Dividend income	–	–	2	–	6	–	8
Net earned insurance premiums	209	16	–	–	1	–	226
Other operating income	40	15	53	2	849	(161)	798

Total operating income	3,128	1,728	3,305	217	2,077	(161)	10,294
Net insurance claims[17]	(246)	(7)	–	–	–	–	(253)

Net operating income[5]	2,882	1,721	3,305	217	2,077	(161)	10,041
Loan impairment charges and other credit risk provisions	(552)	(61)	(3)	–	–	–	(616)

Net operating income	2,330	1,660	3,302	217	2,077	(161)	9,425
Total operating expenses	(2,131)	(739)	(1,140)	(125)	(790)	161	(4,764)

Operating profit	199	921	2,162	92	1,287	–	4,661
Share of profit in associates and joint ventures	561	429	302	–	56	–	1,348

Profit before tax	760	1,350	2,464	92	1,343	–	6,009

	%	%	%	%	%		%

Share of HSBC’s profit before tax	3.1	5.6	10.2	0.4	5.5		24.8
Cost efficiency ratio	73.9	42.9	34.5	57.6	38.0		47.4

Balance sheet data[15]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	34,486	32,159	32,106	2,955	146		101,852
Total assets	42,337	39,743	155,106	9,294	4,756	(8,031)	243,205
Customer accounts	49,703	34,891	54,120	11,116	403		150,233

For footnotes, see page 143.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Rest of Asia-Pacific > Profit before tax by customer group // North America > 2008

Analysis by customer group and global business (continued)

Profit before tax

	2006

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [21]	Total
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	1,520	848	802	35	61	(219)	3,047
Net fee income	524	330	688	68	12	–	1,622
Trading income/(expense) excluding net interest income	61	86	717	74	(3)	–	935
Net interest income on trading activities	–	–	–	–	27	219	246
Net trading income[16]	61	86	717	74	24	219	1,181
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	–	–	–
Net income from other financial instruments designated at fair value	59	4	4	–	12	–	79
Net income from financial instruments designated at fair value	59	4	4	–	12	–	79
Gains less losses from financial investments	2	2	38	(1)	–	–	41
Dividend income	–	–	1	–	4	–	5
Net earned insurance premiums	148	26	–	–	–	–	174
Other operating income	108	20	61	–	667	(91)	765

Total operating income	2,422	1,316	2,311	176	780	(91)	6,914
Net insurance claims[17]	(180)	(11)	–	–	(1)	–	(192)

Net operating income[5]	2,242	1,305	2,311	176	779	(91)	6,722
Loan impairment (charges)/recoveries and other credit risk provisions	(545)	29	5	–	(1)	–	(512)

Net operating income	1,697	1,334	2,316	176	778	(91)	6,210
Total operating expenses	(1,593)	(554)	(869)	(96)	(527)	91	(3,548)

Operating profit	104	780	1,447	80	251	–	2,662
Share of profit in associates and joint ventures	373	254	202	–	36	–	865

Profit before tax	477	1,034	1,649	80	287	–	3,527

	%	%	%	%	%		%

Share of HSBC’s profit before tax	2.2	4.7	7.5	0.4	1.2		16.0
Cost efficiency ratio	71.1	42.5	37.6	54.5	67.7		52.8

Balance sheet data[15]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	28,911	21,912	24,311	2,313	127		77,574
Total assets	35,794	26,757	109,535	7,882	–	(4,958)	175,010
Customer accounts	38,557	24,228	36,623	8,929	658		108,995

For footnotes, see page 143.

Back to Contents

North America

Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2008
United States[23]	(17,364)	226	(2,899)	67	3,427	(16,543)
Canada	106	380	252	5	96	839
Bermuda	31	51	72	11	9	174
Other	(1)	1	–	–	2	2

	(17,228)	658	(2,575)	83	3,534	(15,528)

2007
United States	(1,824)	377	(1,243)	156	1,468	(1,066)
Canada	265	466	239	8	5	983
Bermuda	13	77	39	10	34	173
Other	–	–	–	–	1	1

	(1,546)	920	(965)	174	1,508	91

2006
United States	3,128	442	199	107	(264)	3,612
Canada	253	437	189	–	17	896
Bermuda	10	78	31	7	29	155
Other	–	–	4	–	1	5

	3,391	957	423	114	(217)	4,668

For footnote, see page 143.

Loans and advances to customers (net) by country

	At 31 December

	2008	2007	2006
	US$m	US$m	US$m

United States	208,834	233,706	236,188
Canada	44,866	53,891	39,584
Bermuda	2,514	2,263	2,215

	256,214	289,860	277,987

Customer accounts by country

	At 31 December

	2008	2007	2006
	US$m	US$m	US$m

United States	101,963	100,034	84,560
Canada	33,905	37,061	28,668
Bermuda	7,664	8,078	7,694

	143,532	145,173	120,922

2008 compared with 2007

Economic briefing

Economic conditions proved very difficult in the US during 2008 as the economy entered a period of recession. Overall GDP growth slowed to just 1.1 per cent for the year, down from 2 per cent in 2007. In common with many other economies, much of this weakness was concentrated in the final months of 2008 as fourth quarter GDP registered the largest quarterly decline for 26 years. Economic weakness proved broad-based across most areas of the economy, with the notable exception of net exports. Housing sales and residential construction activity both declined from already depressed levels, with house prices continuing to fall in most regions and mortgage delinquencies continuing to rise. Labour market conditions weakened throughout the course of the year as the unemployment rate rose from 4.9 per cent in January to a 15-year high of 7.2 per cent in December 2008. The annual rate of

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > North America > 2008

Profit/(loss) before tax
	2008	2007	2006
North America	US$m	US$m	US$m

Net interest income	15,218	14,847	14,268
Net fee income	5,227	5,810	4,766
Net trading income/(expense)	(3,135)	(542)	1,358
Changes in fair value of long-term debt issued and related derivatives	3,736	1,750	(63)
Net income from other financial instruments designated at fair value	1	–	–
Net income/(expense) from financial instruments designated at fair value	3,737	1,750	(63)
Gains less losses from financial investments	(120)	245	58
Dividend income	77	105	85
Net earned insurance premiums	390	449	492
Other operating income	23	360	922

Total operating income	21,417	23,024	21,886
Net insurance claims incurred and movement in liabilities to policyholders	(238)	(241)	(259)

Net operating income before loan impairment charges and other credit risk provisions	21,179	22,783	21,627
Loan impairment charges and other credit risk provisions	(16,795)	(12,156)	(6,796)

Net operating income	4,384	10,627	14,831
Operating expenses (excluding goodwill impairment)	(9,359)	(10,556)	(10,193)
Goodwill impairment	(10,564)	–	–

Operating profit/(loss)	(15,539)	71	4,638
Share of profit in associates and joint ventures	11	20	30

Profit/(loss) before tax	(15,528)	91	4,668

	%	%	%

Share of HSBC’s profit before tax	(166.8)	0.4	21.1
Cost efficiency ratio	94.1	46.3	47.1
Year-end staff numbers (full-time equivalent)	44,725	52,722	55,642

Balance sheet data[15]
	At 31 December

	2008	2007	2006
	US$m	US$m	US$m

Loans and advances to customers (net)	256,214	289,860	277,987
Loans and advances to banks (net)	11,458	16,566	17,865
Trading assets, financial assets designated at fair value, and financial investments[20]	119,634	133,998	145,700
Total assets	552,612	549,285	505,638
Deposits by banks	18,181	16,618	11,484
Customer accounts	143,532	145,173	120,922

For footnotes, see page 143.
All commentaries on North America are on an underlying basis unless stated otherwise.

consumer price inflation reached a 17-year high of 5.6 per cent in July 2008 before moderating sharply to stand at just 0.1 per cent by the year-end. A combination of falling asset values and weak employment conditions undermined consumer confidence and household spending growth turned negative during the second half of 2008. The Standard & Poor’s S&P 500 stock market index fell by 38 per cent during the year. Faced with this deterioration in economic activity and financial conditions, the Federal Reserve lowered short-term interest rates by 425 basis points during the course of 2008, leaving the Funds’ target rate within a narrow range of between zero and 25 basis points, while a number of liquidity initiatives were also introduced.

     Canadian GDP increased by 0.4 per cent during the first eleven months of 2008 compared with the equivalent period of 2007, with growth slowing markedly during the second half of the year, due predominantly to weaker external demand. Labour

Back to Contents

market conditions deteriorated as the unemployment rate rose from a historical low of 5.8 per cent in January 2008 to finish the year at 6.6 per cent. After rising to a level of 3.5 per cent in August 2008, the headline rate of consumer price inflation slowed to 1.2 per cent by the year-end. The core rate of inflation remained below 2.0 per cent throughout the year. Responding to the deteriorating economic outlook, the Bank of Canada cut its overnight interest rate from 4.25 per cent at the end of 2007 to 1.5 per cent in December 2008.

Reconciliation of reported and underlying profit/(loss) before tax

	2008 compared with 2007

		2007
		acquisitions,		2007	2008
	2007	disposals		at 2008	acquisitions		Under-	2008	Re-	Under-
	as	& dilution	Currency	exchange	and		lying	as	ported	lying
	reported	gains [1]	translation [2]	rates [3]	disposals	[1]	change	reported	change	change
North America	US$m	US$m	US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	14,847	1	7	14,855	–		363	15,218	2	2
Net fee income	5,810	(105)	1	5,706	–		(479)	5,227	(10)	(8)
Other income[4]	2,126	(18)	(1)	2,107	–		(1,373)	734	(65)	(65)

Net operating income[5]	22,783	(122)	7	22,668	–		(1,489)	21,179	(7)	(7)
Loan impairment charges and other credit risk provisions	(12,156)	–	12	(12,144)	–		(4,651)	(16,795)	(38)	(38)

Net operating income	10,627	(122)	19	10,524	–		(6,140)	4,384	(59)	(58)
Operating expenses (excluding goodwill impairment)	(10,556)	98	(6)	(10,464)	–		1,105	(9,359)	11	11
Goodwill impairment	–	–	–	–	–		(10,564)	(10,564)	n/a	n/a

Operating profit/(loss)	71	(24)	13	60	–		(15,599)	(15,539)	(21,986)	(25,998)
Income from associates	20	–	–	20	–		(9)	11	(45)	(45)

Profit/(loss) before tax	91	(24)	13	80	–		(15,608)	(15,528)	(17,164)	(19,510)

For footnotes, see page 143.

Review of business performance

HSBC’s operations in North America reported a pre-tax loss of US$15.5 billion in 2008, compared with a pre-tax profit of US$91 million in 2007.

     Net interest income in North America increased by 2 per cent to US$15.2 billion, driven by Balance Sheet Management activities in Global Banking and Markets which more than offset the decline in Personal Financial Services as lending reduced.

     The significant increase in net interest income in the Balance Sheet Management business resulted from correct positioning in anticipation of lower interest rates. Net interest income was also boosted by higher balances within certain loan portfolios in Global Banking and Markets.

     Net interest income fell in Personal Financial Services as asset balances declined and deposit spreads narrowed. Deposit spread compression was driven by the competitive environment for retail deposits in which HSBC refrained from passing on the full effects of interest rate cuts to customers.

Asset spreads widened, particularly in vehicle finance and credit cards and, to a lesser extent, the real estate secured portfolios as yields declined by less than funding costs in the lower interest rate environment, and the credit card portfolio benefited from APR floors. This was partly offset by a rise in non-performing loans, lower loan prepayments, increased volumes of loan modifications, and lower fees from reduced loan origination volumes. Funding costs declined as a result of lower base rates during the year.

     Lending balances declined as the mortgage services portfolio continued to run-off, originations ceased during the year within the dealer and direct-to-consumer channels in vehicle finance, and tighter underwriting criteria in consumer lending constrained customer eligibility for finance. In addition, US$8.2 billion of mortgages were sold from the US real estate secured portfolios during the year. These factors were partly offset by a change in mix towards higher-yielding credit card loans and reduced levels of prepayments that resulted in loans remaining on the balance sheet longer. At the end of

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > North America > 2008 / 2007

February 2009, HSBC authorised the discontinuation as soon as practicable of all new receivable originations of all products by the branch-based consumer lending business of HSBC Finance in North America (see page 70).

     Net fee income declined by 8 per cent, driven by reductions in US credit card fees following changes in fee practices implemented since the fourth quarter of 2007 and lower cash advance and interchange fees as a result of reduced volumes. Partly offsetting the decline were increased income from enhancement services due to higher customer acceptance rates of Account Secure Plus and Identity Protection Plan, a rise in syndication, credit and service fees in Commercial Banking and increased fees from asset management.

     Trading losses were dominated by write-downs in Global Banking and Markets on legacy exposures as continuing turmoil in credit markets adversely affected valuations of credit and structured credit trading positions, monoline exposures and leveraged and acquisition finance loans. Continued deterioration in the fair value of the run-off portfolio of sub-prime residential mortgage loans held for sale also contributed to the loss. US$3.6 billion in leveraged loans, high yield notes and securities held for balance sheet management were reclassified in 2008 under revised IFRS rules from trading assets to loans and receivables and available for sale, preventing any further mark-to-market trading losses on these assets. If these reclassifications had not been made, the loss before tax would have been US$0.9 billion higher.

      The losses on legacy assets were partly offset by strong performances in other trading areas as foreign exchange trading benefited from pronounced market volatility, Rates trading correctly anticipated central bank rate cuts and gains were generated on credit default swaps in Global Banking. Revenues from emerging markets trading and precious metals trading also rose as a result of ongoing market volatility and increased transaction volumes as prices of gold and platinum rose during 2008. Losses on non-qualifying hedge positions in interest rate swaps generated further trading losses. In 2007, the Decision One business, which was closed that year, recorded trading losses of US$263 million.

     Net income from financial instruments designated at fair value rose by US$2.0 billion to US$3.7 billion, primarily on HSBC’s fixed-rate long-term debt as credit spreads widened significantly in the second half of 2008 in the ongoing market turmoil. These gains, together with those booked in previous years, will fully reverse over the life of the debt.

     Gains less losses from financial investments declined, mainly due to losses on US government agency securities in 2008 and the non-recurrence of the sale of MasterCard shares, partly offset by gains from the Visa IPO in 2008.

     Net earned insurance premiums decreased by 13 per cent to US$390 million, driven by lower credit related premiums in HSBC Finance due to declining loan volumes.

     Other operating income declined due to losses on sale of the Canadian vehicle finance businesses and other loan portfolios in 2008, in addition to the non-recurrence of gains on disposal of fixed assets and a small portfolio of private equity investments in 2007.

     Net insurance claims incurred and movement in liabilities to policyholders were broadly in line with 2007 at US$238 million.

     Loan impairment charges and other credit risk provisions rose sharply, by 38 per cent to US$16.8 billion, reflecting substantially higher impairment charges in HSBC Finance across all portfolios and, in HSBC USA, the deterioration of credit quality in prime residential mortgages, second lien portfolios and private label cards. The main factors driving this deterioration were the continued weakening of the US economy, which led to rising levels of unemployment and personal bankruptcy filings: higher early-stage delinquency and increased roll rates in consumer lending: the ageing of portfolios: and further declines in house prices which increased loss severity and reduced customers’ ability to refinance and access equity in their homes. Partly offsetting these factors was a reduction in overall lending as HSBC continued to actively reduce its balance sheet and lower its risk profile in the US.

     In the Mortgage Services business, loan impairment charges rose by 14 per cent to US$3.5 billion as the 2005 and 2006 vintages continued to season and experience rising delinquency. Run-off of the portfolio slowed in light of continued house price depreciation which, along with the constrained credit environment, restricted refinancing options for personal customers. In consumer lending, loan impairment charges rose by 39 per cent to US$5.7 billion. In the second half of 2008, delinquency rates began to accelerate particularly in the first lien portfolios in the parts of the country most affected by house price depreciation and rising unemployment rates. In

Back to Contents

HSBC USA, loan impairment charges rose by 76 per cent to US$2.6 billion driven by credit quality deterioration across the Home Equity line of credit, Home Equity loan, prime first lien residential mortgage and private label card portfolios.

     Loan impairment charges in US card and retail services rose, driven by portfolio seasoning and rising unemployment, particularly in the second half of 2008, higher levels of personal bankruptcy filings and lower recovery rates. As with mortgages, this was most notable in parts of the country most affected by house price falls and unemployment. Vehicle finance loan impairment charges rose as delinquencies rose and lower prices resulted in lower recoveries when repossessed vehicles were sold at auction.

     Loan impairment charges in Commercial Banking grew to US$449 million from a low base, primarily driven by higher impairment losses due to deterioration across the middle market, commercial real estate and corporate banking portfolios in the US and among firms in the manufacturing, export and commercial real estate sectors in Canada. Higher loan impairment charges and other credit risk provisions in Global Banking and Markets reflected weaker credit fundamentals in the US in 2008.

     Operating expenses increased by 90 per cent, driven by US$10.6 billion of impairment charge recognised in respect of North America Personal Financial Services in 2008 to fully write off goodwill. Excluding the goodwill impairment charge, expenses were US$1.1 billion or 11 per cent lower. Staff costs declined, primarily in HSBC Finance, following decisions taken in 2007 to close the acquisition channels for new business in Mortgage Services and a number of consumer lending branches, and integrate the operations of the card businesses. HSBC USA made the decision to close its wholesale and third-party correspondent mortgage business in November 2008, while HSBC Finance took the decision to cease originations in the dealer and direct-to-consumer channels in the vehicle finance business in July 2008. Staff costs in Global Banking and Markets also fell as performance-related compensation and staff numbers both declined.

     Other administrative costs decreased as origination activity declined, marketing costs in card and retail services reduced and branch costs in consumer lending fell as tightened underwriting criteria curtailed business and led to branch closures. This was partly offset by higher marketing and occupancy costs in the retail bank reflecting a continued expansion of the branch network, increased community investment activities and higher deposit insurance, collection, payments and cash management and asset management costs in support of business growth.

2007 compared with 2006

Economic briefing

In the US, GDP growth in 2007 was 2.2 per cent, 0.7 percentage points less than that recorded in 2006 as the housing-led downturn gathered pace. Consumer spending in 2007 grew by 2.9 per cent, the weakest annual expansion since 2003. Housing activity continued to weaken in 2007, with residential investment falling by 17 per cent during the year. Both new and existing home sales also declined to new lows in 2007. The unemployment rate averaged 4.6 per cent in 2007, with the average in the second half of the year slightly higher at 4.8 per cent. The trade deficit narrowed in 2007 as export growth strengthened. Consumer price inflation averaged around 4 per cent in the final quarter of 2007. This was largely due to higher energy prices; excluding food and energy, consumer price inflation averaged 2.3 per cent in the fourth quarter. The Federal Reserve lowered short-term interest rates by 100 basis points in the second half of 2007, from 5.25 per cent to 4.25 per cent, as policymakers attempted to mitigate the worst effects of the sub-prime related credit squeeze upon economic activity. 10-year note yields reached a high of 5.3 per cent in June 2007, before falling to 4 per cent by the year-end. Declines in the final months of 2007 left the S&P 500 stock market index practically unchanged compared with the end of 2006.

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

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > North America > 2007

Reconciliation of reported and underlying profit before tax

	2007 compared with 2006

						2007
		2006			2006	acquisitions,
	2006	acquisitions			at 2007	disposals	Under-	2007	Re-	Under-
	as	and		Currency	exchange	& dilution	lying	as	ported	lying
	reported	disposals	[1]	translation [2]	rates [6]	gains [1]	change	reported	change	change
North America	US$m	US$m		US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	14,268	–		65	14,333	–	514	14,847	4	4
Net fee income	4,766	–		26	4,792	–	1,018	5,810	22	21
Other income[4]	2,593	–		10	2,603	20	(497)	2,126	(18)	(19)

Net operating income[5]	21,627	–		101	21,728	20	1,035	22,783	5	5
Loan impairment charges and other credit risk provisions	(6,796)	–		(3)	(6,799)	–	(5,357)	(12,156)	(79)	(79)

Net operating income	14,831	–		98	14,929	20	(4,322)	10,627	(28)	(29)
Operating expenses	(10,193)	–		(47)	(10,240)	(26)	(290)	(10,556)	(4)	(3)

Operating profit	4,638	–		51	4,689	(6)	(4,612)	71	(98)	(98)

Income from associates	30	–		1	31	–	(11)	20	(33)	(35)

Profit before tax	4,668	–		52	4,720	(6)	(4,623)	91	(98)	(98)

For footnotes, see page 143.

     The US economy began to slow in the fourth quarter of 2007 and, increasingly, evidence suggested that some parts of the country were already in recession. As the housing market slump affected the real economy, the deterioration in credit quality that began in the mortgage services business extended to include other consumer finance businesses in the US. In HSBC, this was reflected in a 79 per cent rise in loan impairment charges and a loss before tax of US$1.5 billion in Personal Financial Services. In response to this, management took actions to manage exposure and realign the business, including stopping new mortgage purchases in mortgage services, tightening underwriting criteria, restricting the product range in consumer lending, decreasing credit lines and reducing the volume of balance transfers in credit cards, and restructuring the consumer lending branch network by closing some 400 branches of HSBC Finance to reflect expected lower demand. A loss of US$965 million in Global Banking and Markets arose from credit-related and liquidity event write-downs as asset-backed securities markets became illiquid and credit spreads widened markedly.

     Net interest income rose by 4 per cent, as higher revenues from payments and cash management, commercial lending and cards were offset by lower mortgage balances, spread compression and higher non-performing balances.

     Overall, average lending balances were 5 per cent higher, as growth in credit and private label cards and vehicle finance offset lower mortgage balances. The benefits of higher volumes were largely offset as asset spreads narrowed due to higher funding costs. Also, although deposit balances rose, spreads reduced as the product mix shifted to higher yielding products. Business expansion and higher customer volumes drove growth in loans and deposits in Commercial Banking. A 43 per cent increase in revenue from payments and cash management was due to higher customer balances.

     Net fee income rose as a result of higher personal card balances attracting late and over-limit fees. Fees from card services also rose, due to enhancement services on cards such as debt protection and identity protection. The Intellicheck service, which allows customers to pay their credit card balances over the telephone for a fee, proved popular with customers. Payments and cash management fees also increased on higher volumes generated. In the fourth quarter of 2007, HSBC changed fee practices on credit cards to ensure they fully reflected HSBC’s brand principles. This reduced income by US$55 million in 2007.

     HSBC incurred a trading loss following write-downs in credit and structured derivatives, including US$282 million relating to monoline exposures, and in leveraged and acquisition finance, driven by deterioration in the credit market in the second half of the year. The write-downs were compounded by trading losses on purchased loans in the mortgage services’ wholesale business, in response to which HSBC closed the Decision One business. By

Back to Contents

contrast, foreign exchange trading performance was strong, supported by activity generated by a weakening dollar and volatile markets.

     Net income from financial instruments designated at fair value rose to US$1.8 billion, driven by significant fair value movements on HSBC’s own debt as a result of the widening of credit spreads and related derivatives in the second half of the year.

     Gains less losses from financial investments of US$245 million were primarily attributable to the sale of shares in MasterCard.

     Net earned insurance premiums decreased by 9 per cent to US$449 million, as the decline in loan volumes led to a fall in credit insurance sales and HSBC stopped reinsuring credit insurance for other lenders.

     Other operating income decreased significantly, as higher losses were recorded on foreclosed properties due to the combined effect of an increase in the stock of such properties and a reduction in their value due to falling prices. In addition, there were lower gains on the sale of investments, mainly due to a significant one-off gain in the latter part of 2006.

     Net insurance claims incurred and movement in liabilities to policyholders decreased by 7 per cent to US$241 million, in line with the change in net earned insurance premiums.

     Loan impairment charges posted a steep rise, increasing by 79 per cent to US$12.2 billion, reflecting substantially higher charges in the US consumer finance loan book, primarily in mortgage lending but also in the credit cards portfolio in the final part of the year. The main factor driving this deterioration was the effect of the weaker housing market on both economic activity and the ability of borrowers to extend or refinance debt. In addition, seasoning and mix change within the credit cards portfolio and increases in bankruptcy filings after the exceptionally low levels seen in 2006, following changes in legislation, added to loan impairment charges.

     The real estate secured portfolios experienced continuing deterioration in credit quality as a lack of demand for securitised sub-prime mortgages and falls in house prices severely restricted refinancing options for many customers. Loan impairment charges rose by 41 per cent to US$3.1 billion and by 139 per cent to US$4.1 billion in the mortgage services business and consumer lending, respectively. Delinquency rates exceeded recent historical trends, particularly for those loans originated in 2005 and 2006. Performance was weakest in housing markets which had previously experienced the steepest home price appreciation, second lien products and stated income products.

     US card services experienced a rise in loan impairment charges from a combination of factors, primarily a growth in balances, higher losses in the final part of the year as the economy slowed, a rise in bankruptcy rates to levels approaching those seen historically, and a shift in portfolio mix towards non-prime loans.

     Loan impairment charges in Commercial Banking rose by 151 per cent to US$191 million, reflecting growth in the loan book, the increasing probability of default among commercial real estate loans in the US and a change in methodology for determining loan impairment allowances on a portfolio of revolving loans to small businesses. In addition, in Canada, loan impairment charges increased due to exposure to certain sectors affected by the strength of the Canadian dollar and an impairment charge for non-bank asset-backed commercial paper was also taken.

     Operating expenses increased by 3 per cent, compared with growth in net operating income before loan impairment charges of 5 per cent. The retail bank branch network was extended both within and beyond the Group’s traditional spheres of operation to support the expansion of the Personal Financial Services and Commercial Banking businesses in the US and Canada. Premises and equipment expenses rose as a consequence. The consumer finance business incurred restructuring charges from the discontinuation of the wholesale and correspondent channels in mortgage services and the closing of branch offices in consumer lending. There were corresponding benefits in origination costs. The Canadian consumer finance business was also restructured in a similar fashion to the US. The business incurred US$70 million of one-off costs arising from the indemnification agreement with Visa ahead of Visa’s planned IPO. In the cards and consumer lending businesses, communication expenses increased due to higher mailing volumes on cards and consumer lending as credit collection policies were tightened. In the third quarter, however, expenditure on card marketing declined in line with a decision to slow lending growth.

     Share of profit in associates and joint ventures declined to US$20 million.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > North America > Profit/loss before tax by customer group

Analysis by customer group and global business

Profit/(loss) before tax

	2008

	Personal		Global
	Financial	Commercial	Banking &	Private		Intersegment
	Services	Banking	Markets	Banking	Other	elimination [21]	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	12,632	1,480	1,064	224	22	(204)	15,218
Net fee income/(expense)	3,896	391	818	181	(59)	–	5,227
Trading income/(expense) excluding net interest income	(250)	5	(3,516)	10	(128)	–	(3,879)
Net interest income/(expense) on trading activities	66	–	584	–	(110)	204	744
Net trading income/(expense)[16]	(184)	5	(2,932)	10	(238)	204	(3,135)
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	3,736	–	3,736
Net income/(expense) from other financial instruments designated at fair value	(2)	–	(1)	–	4	–	1
Net income/(expense) from financial instruments designated at fair value	(2)	–	(1)	–	3,740	–	3,737
Gains less losses from financial investments	65	5	(209)	–	19	–	(120)
Dividend income	36	11	27	3	–	–	77
Net earned insurance premiums	390	–	–	–	–	–	390
Other operating income/ (expense)	(426)	140	240	20	1,419	(1,370)	23

Total operating income/(expense)	16,407	2,032	(993)	438	4,903	(1,370)	21,417
Net insurance claims[17]	(238)	–	–	–	–	–	(238)

Net operating income/ (expense)[5]	16,169	2,032	(993)	438	4,903	(1,370)	21,179
Loan impairment charges and other credit risk provisions	(16,132)	(449)	(198)	(16)	–	–	(16,795)

Net operating income/ (expense)	37	1,583	(1,191)	422	4,903	(1,370)	4,384
Operating expenses (excluding goodwill impairment)	(6,701)	(937)	(1,384)	(339)	(1,368)	1,370	(9,359)
Goodwill impairment	(10,564)	–	–	–	–	–	(10,564)

Operating profit/(loss)	(17,228)	646	(2,575)	83	3,535	–	(15,539)
Share of profit/(loss) in associates and joint ventures	–	12	–	–	(1)	–	11

Profit/(loss) before tax	(17,228)	658	(2,575)	83	3,534	–	(15,528)

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(185.1)	7.1	(27.7)	0.9	38.0		(166.8)
Cost efficiency ratio	106.8	46.1	(139.4)	77.4	27.9		94.1
Balance sheet data[15]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	179,663	35,725	35,583	5,243	–		256,214
Total assets	192,240	42,211	318,139	7,054	3,323	(10,355)	552,612
Customer accounts	65,830	39,105	23,844	14,657	96		143,532

For footnotes, see page 143.

Back to Contents
	2007

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [21]	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	13,175	1,558	378	273	(17)	(520)	14,847
Net fee income/(expense)	4,571	338	701	279	(79)	–	5,810
Trading income/(expense) excluding net interest income	(349)	(2)	(871)	11	(78)	–	(1,289)
Net interest income/(expense) on trading activities	134	–	137	–	(44)	520	747
Net trading income/(expense)[16]	(215)	(2)	(734)	11	(122)	520	(542)
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	1,750	–	1,750
Net income/(expense) from other financial instruments designated at fair value	–	–	11	–	(11)	–	–
Net income from financial instruments designated at fair value	–	–	11	–	1,739	–	1,750
Gains less losses from financial investments	176	(1)	65	2	3	–	245
Dividend income	47	1	57	–	–	–	105
Net earned insurance premiums	449	–	–	–	–	–	449
Other operating income/(expense)	(5)	88	167	34	1,480	(1,404)	360

Total operating income	18,198	1,982	645	599	3,004	(1,404)	23,024
Net insurance claims[17]	(241)	–	–	–	–	–	(241)

Net operating income[5]	17,957	1,982	645	599	3,004	(1,404)	22,783
Loan impairment charges and other credit risk provisions	(11,909)	(191)	(46)	(10)	–	–	(12,156)

Net operating income	6,048	1,791	599	589	3,004	(1,404)	10,627
Total operating expenses	(7,594)	(893)	(1,562)	(415)	(1,496)	1,404	(10,556)

Operating profit/(loss)	(1,546)	898	(963)	174	1,508	–	71
Share of profit/(loss) in associates and joint ventures	–	22	(2)	–	–	–	20

Profit/(loss) before tax	(1,546)	920	(965)	174	1,508	–	91

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(6.4)	3.8	(4.0)	0.7	6.3		0.4
Cost efficiency ratio	42.3	45.1	242.2	69.3	49.8		46.3

Balance sheet data[15]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	218,676	38,930	26,186	6,068	–		289,860
Total assets	237,475	46,247	252,804	20,073	1,095	(8,409)	549,285
Customer accounts	61,824	36,306	30,732	16,187	124		145,173

For footnotes, see page 143.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > North America > Profit/loss before tax by customer group // Latin America

Analysis by customer group and global business (continued)

Profit/(loss) before tax

	2006

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [21]	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	12,964	1,362	266	212	(52)	(484)	14,268
Net fee income/(expense)	3,675	329	656	240	(134)	–	4,766
Trading income/(expense) excluding net interest income	66	13	746	12	(220)	–	617
Net interest income/(expense) on trading activities	208	–	72	–	(23)	484	741
Net trading income/(expense)[16]	274	13	818	12	(243)	484	1,358
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(63)	–	(63)
Net income/(expense) from other financial instruments designated at fair value	–	–	(11)	–	11	–	–
Net expense from financial instruments designated at fair value	–	–	(11)	–	(52)	–	(63)
Gains less losses from financial investments	14	19	12	9	4	–	58
Dividend income	23	1	61	–	–	–	85
Net earned insurance premiums	492	–	–	–	–	–	492
Other operating income	270	87	269	31	1,536	(1,271)	922

Total operating income	17,712	1,811	2,071	504	1,059	(1,271)	21,886
Net insurance claims[17]	(259)	–	–	–	–	–	(259)

Net operating income[5]	17,453	1,811	2,071	504	1,059	(1,271)	21,627
Loan impairment charges and other credit risk provisions	(6,683)	(74)	(3)	(35)	(1)	–	(6,796)

Net operating income	10,770	1,737	2,068	469	1,058	(1,271)	14,831
Total operating expenses	(7,379)	(814)	(1,641)	(355)	(1,275)	1,271	(10,193)

Operating profit/(loss)	3,391	923	427	114	(217)	–	4,638
Share of profit/(loss) in associates and joint ventures	–	34	(4)	–	–	–	30

Profit/(loss) before tax	3,391	957	423	114	(217)	–	4,668

	%	%	%	%	%		%

Share of HSBC’s profit before tax	15.4	4.3	1.9	0.5	(1.0)		21.1
Cost efficiency ratio	42.3	44.9	79.2	70.4	120.4		47.1

Balance sheet data[15]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	220,517	34,651	17,215	5,604	–		277,987
Total assets	252,725	43,665	203,639	7,334	1,898	(3,623)	505,638
Customer accounts	54,099	31,066	23,711	11,938	108		120,922

For footnotes, see page 143.

Back to Contents

Latin America

Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2008
Argentina	–	111	113	–	–	224
Brazil	250	348	298	8	6	910
Mexico	360	157	190	7	–	714
Panama	51	37	33	–	–	121
Other	7	53	7	1	–	68

	668	706	641	16	6	2,037

2007
Argentina	36	75	90	–	–	201
Brazil	293	286	297	9	(6)	879
Mexico	514	333	113	11	9	980
Panama	45	18	16	7	–	86
Other	5	28	1	(2)	–	32

	893	740	517	25	3	2,178

2006
Argentina	35	51	68	–	3	157
Brazil	121	185	218	6	(4)	526
Mexico	628	197	177	7	–	1,009
Panama	16	13	10	–	–	39
Other	–	5	2	1	(4)	4

	800	451	475	14	(5)	1,735

Loans and advances to customers (net) by country

	At 31 December

	2008	2007	2006
	US$m	US$m	US$m

Argentina	2,356	2,485	1,912
Brazil	18,255	18,491	11,469
Mexico	12,211	18,059	14,294
Panama	4,538	4,158	4,178
Other	4,927	4,730	3,938

	42,287	47,923	35,791

Customer accounts by country
	At 31 December

	2008	2007	2006
	US$m	US$m	US$m

Argentina	2,988	2,779	2,470
Brazil	27,857	26,231	19,946
Mexico	17,652	22,307	19,775
Panama	5,185	5,062	5,031
Other	5,761	4,913	3,639

	59,443	61,292	50,861

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Latin America > 2008

Profit before tax

	2008	2007	2006
Latin America	US$m	US$m	US$m

Net interest income	6,458	5,576	4,197
Net fee income	2,167	2,153	1,630
Net trading income	701	548	537
Changes in fair value of long-term debt issued and related derivatives	–	–	–
Net income from other financial instruments designated at fair value	364	320	237
Net income from financial instruments designated at fair value	364	320	237
Gains less losses from financial investments	176	253	84
Gains arising from dilution of interests in associates	–	11	–
Dividend income	20	9	6
Net earned insurance premiums	1,717	1,594	1,076
Other operating income	300	228	91

Total operating income	11,903	10,692	7,858
Net insurance claims incurred and movement in liabilities to policyholders	(1,390)	(1,427)	(1,023)

Net operating income before loan impairment charges and other credit risk provisions	10,513	9,265	6,835
Loan impairment charges and other credit risk provisions	(2,492)	(1,697)	(938)

Net operating income	8,021	7,568	5,897
Total operating expenses	(5,990)	(5,402)	(4,166)

Operating profit	2,031	2,166	1,731
Share of profit in associates and joint ventures	6	12	4

Profit before tax	2,037	2,178	1,735

	%	%	%

Share of HSBC’s profit before tax	21.9	9.0	7.9
Cost efficiency ratio	57.0	58.3	61.0
Year-end staff numbers (full-time equivalent)	58,559	64,404	64,900

Balance sheet data15

	At 31 December

	2008	2007	2006
	US$m	US$m	US$m

Loans and advances to customers (net)	42,287	47,923	35,791
Loans and advances to banks (net)	14,572	12,675	12,634
Trading assets, financial assets designated at fair value, and financial investments	18,753	24,715	20,497
Total assets	97,944	101,088	82,169
Deposits by banks	5,598	4,092	5,267
Customer accounts	59,443	61,292	50,861

For footnote, see page 143.
All commentaries on Latin America are on an underlying basis unless stated otherwise.

2008 compared with 2007

Economic briefing

Inflationary pressures developed in Mexico during the course of 2008, mostly due to rising commodity prices, as consumer price inflation accelerated from 3.7 per cent in January to 6.5 per cent by the year-end. In response, the Bank of Mexico raised its overnight interest rate by 75 basis points to 8.25 per cent by the end of the year, although a variety of economic indicators pointed to a sharp loss of momentum during the final quarter as global growth slowed.

     The Brazilian economy performed strongly during the first half of 2008, driven by domestic demand, with the annual rate of consumer price inflation rising from 4.6 per cent in January to 6.4 per cent in July, towards the upper limit of the central banks’ tolerance range. Conditions within the labour market improved, with the rate of

Back to Contents

unemployment well below levels observed a year earlier. In line with many other economies within the region, however, conditions weakened markedly towards the end of 2008, with industrial production falling by close to 20 per cent during the fourth quarter.

     In Argentina, economic activity held at a reasonably robust level for much of the year, although measures of industrial production growth slowed noticeably during the final months of 2008.

Declines in commodity prices during the second half of 2008 and the reduced value of exports raised concerns over the level of capital outflow from the country, while domestic currency interest rates increased sharply. The official headline rate of consumer price inflation rose during the first half of 2008, reaching 9.3 per cent in June 2008 before slowing to 7.2 per cent in December, although methodological changes make comparisons over year difficult.

Reconciliation of reported and underlying profit before tax

	2008 compared with 2007

		2007
		acquisitions,		2007	2008
	2007	disposals		at 2008	acquisitions		Under-	2008		Under-
	as	& dilution	Currency	exchange	and		lying	as	Reported	lying
	reported	gains [1]	translation [2]	rates [3]	disposals	[1]	change	reported	change	change
Latin America	US$m	US$m	US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	5,576	–	155	5,731	–		727	6,458	16	13
Net fee income	2,153	–	58	2,211	–		(44)	2,167	1	(2)
Other income[4]	1,536	(11)	23	1,548	71		269	1,888	23	17

Net operating income[5]	9,265	(11)	236	9,490	71		952	10,513	13	10
Loan impairment charges and other credit risk provisions	(1,697)	–	(64)	(1,761)	–		(731)	(2,492)	(47)	(42)

Net operating income	7,568	(11)	172	7,729	71		221	8,021	6	3
Operating expenses	(5,402)	–	(190)	(5,592)	–		(398)	(5,990)	(11)	(7)

Operating profit	2,166	(11)	(18)	2,137	71		(177)	2,031	(6)	(8)
Income from associates	12	–	–	12	–		(6)	6	(50)	(50)

Profit before tax	2,178	(11)	(18)	2,149	71		(183)	2,037	(6)	(9)

For footnotes, see page 143.

Review of business performance

In Latin America, HSBC reported a pre-tax profit of US$2.0 billion compared with US$2.2 billion in 2007, a decrease of 6 per cent. On an underlying basis, pre-tax profits decreased by 9 per cent as increased revenues were offset by higher loan impairment charges, largely in Mexico and Brazil, and increased operating costs across the region.

     Net interest income increased by 13 per cent. Growth in average personal lending volumes was mainly driven by vehicle finance and payroll loans in Brazil, and credit cards and personal loans in Mexico. Average credit card balances increased as a result of significant organic growth in 2007 which was not repeated in 2008. Commercial loan volume growth was driven by increased lending for working capital and trade finance loans in Brazil, and medium-sized businesses and the real estate sector in Mexico. Increased income on customer liabilities, which was driven by volume growth, particularly in time deposits, was largely offset by a contraction in deposit spreads, primarily on US dollar denominated accounts. Active repricing strategies were deployed to mitigate spread compression in the region and to better reflect the credit risk on the loan portfolio. Lower overall spreads on lending products were partly offset by increases in cards in the region, small business loans in Mexico and overdrafts in Brazil. In Argentina, spreads on most products widened.

     Net fee income decreased by 2 per cent following a ruling by the Brazilian Central Bank reducing or eliminating certain fees such as charges on early loan repayments and returned cheques. Lower transaction volumes in Personal Financial Services in Brazil also reduced fee income. These were partly offset by product repricing, the introduction of new fees and volume growth, particularly in cards, personal loans, packaged deposit products and payments and cash management.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Latin America > 2008 / 2007

     Trading income rose by 22 per cent largely reflecting favourable positioning against foreign exchange movements and increased foreign exchange sales volumes. Trading losses were registered on certain transactions where an offsetting benefit is reported in net income from financial instruments designated at fair value. Losses from defaults on derivative contracts were registered, primarily in Mexico.

     Gains less losses from financial investments declined by 24 per cent as gains on the redemption of VISA shares, following its global IPO, and the sale of shares in both Brazil and Mexico were lower than the gains achieved on the sale of shares in a number of companies in Brazil in 2007.

     Net earned insurance premiums rose, driven by higher prices and increased sales in the general insurance business, primarily in Argentina. Sales of life assurance products remained strong.

     Increased net insurance claims incurred and movements in liabilities to policyholders in Argentina were more than offset by a decrease in liabilities to policyholders in Brazil following a decline in the equity market where the investment losses were passed on to unit-linked policyholders. This was compensated for by a similar decrease in net income from financial instruments designated at fair value.

     Other operating income was broadly in line with 2007. A refinement of the income recognition methodology used in respect of long-term insurance contracts in Brazil in 2008 was offset by a similar adjustment in Mexico in 2007.

     Loan impairment charges and other credit risk provisions rose by 42 per cent, mainly relating to credit cards, as organically grown portfolios in Mexico seasoned following market share growth and credit quality deteriorated in Mexico and Brazil. The personal unsecured, vehicle finance and small and medium-sized commercial loan portfolios in Brazil also experienced increased levels of loan impairment. Specific focus was placed on improving the quality of new business, based on underwriting experience and relationship management, and steps were taken to improve collection strategies.

     Operating expenses increased by 7 per cent. An increase in staff costs was primarily driven by higher salaries following union-agreed pay rises and redundancy payments following reductions in staff numbers, partly offset by cost savings from the reduced headcount. Administrative expenses rose following an increase in the use of a credit card cashback promotional facility in Mexico which was terminated at the end of 2008. Costs also grew in support of improved operational processes in the region. HSBC benefited in 2008 from the recognition of a tax credit following a court ruling in Brazil granting the right to recover excess taxes paid on insurance transactions and changes in transactional tax legislation. As economic conditions weakened towards the second half of 2008, strategic cost saving measures were implemented throughout the region.

2007 compared with 2006

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

     The Brazilian economy expanded strongly in 2007, with GDP expected to have grown by 5.4 per cent compared with 3.7 per cent in 2006. As in 2006, growth was driven by domestic demand, with private consumption rising considerably. As a consequence, the average unemployment rate fell to 9.3 per cent in 2007 from 10 per cent in 2006. After declining to 3.1 per cent at the end of 2006, the annual rate of consumer price inflation climbed to 4.5 per cent by December 2007, mainly from higher food prices. The cycle of monetary easing which began in the third quarter of 2005 paused in October 2007 with the overnight rate at 11.25 per cent, the lowest level in several decades. After nine years of steady expansion, the trade balance surplus fell slightly in 2007, and is expected to decrease further in 2008. Balance of payments fundamentals, however, remained robust and, as a result, the Brazilian economy seemed less vulnerable to external shocks than in previous years.

     The Argentine economy also performed strongly in 2007, with GDP expected to have risen by 8.7 per cent. This strength was a consequence of several factors such as a competitive exchange rate, spare capacity in the economy and a generally

Back to Contents

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

Reconciliation of reported and underlying profit before tax

	2007 compared with 2006

						2007
		2006			2006	acquisitions,
	2006	acquisitions			at 2007	disposals	Under-	2007	Re-	Under-
	as	and		Currency	exchange	& dilution	lying	as	ported	lying
	reported	disposals	[1]	translation [2]	rates [6]	gains [1]	change	reported	change	change
Latin America	US$m	US$m		US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	4,197	–		261	4,458	375	743	5,576	33	17
Net fee income	1,630	–		86	1,716	86	351	2,153	32	20
Other income[4]	1,008	–		60	1,068	102	366	1,536	52	34

Net operating income[5]	6,835	–		407	7,242	563	1,460	9,265	36	20
Loan impairment charges and other credit risk provisions	(938)	–		(81)	(1,019)	(133)	(545)	(1,697)	(81)	(53)

Net operating income	5,897	–		326	6,223	430	915	7,568	28	15
Operating expenses	(4,166)	–		(258)	(4,424)	(320)	(658)	(5,402)	(30)	(15)

Operating profit	1,731	–		68	1,799	110	257	2,166	25	14
Income from associates	4	–		–	4	9	(1)	12	200	(25)

Profit before tax	1,735	–		68	1,803	119	256	2,178	26	14

For footnotes, see page 143.

Review of business performance

HSBC’s operations in Latin America reported a pre-tax profit of US$2.2 billion compared with US$1.7 billion in 2006, representing an increase of 26 per cent. The Group’s acquisitions of HSBC Bank Panama and Banca Nazionale in 2006 strengthened the existing business platform and geographical representation. On an underlying basis, pre-tax profits rose by 14 per cent as increased revenues were partly offset by higher loan impairment charges, largely from Mexico, and a rise in operating costs.

     Notable contributions to Commercial Banking’s pre-tax profits, which were 64 per cent higher than in 2006, arose in Brazil from small and mid-market enterprises and in Mexico from larger corporates. In Personal Financial Services, profit before tax increased by 12 per cent as strong growth in revenues was partly offset by increased loan impairment charges in Mexico. Profit before tax in Global Banking and Markets increased as strong growth in net fee and net interest income was partly offset by a decrease in trading income and higher costs related to business expansion.

     Notwithstanding continuing investment and integration costs throughout the region, the cost efficiency ratio improved by 2.7 percentage points to 58.3 per cent.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Latin America > 2007 / Profit/(loss) before tax by customer group

     Net interest income increased by 17 per cent. Growth was strong across the region, with net interest income rising by 22 per cent and 11 per cent in Mexico and Brazil, respectively.

     In Mexico, net interest income rose despite a fall in balance sheet management revenues due to growth in both assets and liabilities. In particular, credit card balances increased, driven by marketing and portfolio management initiatives designed to improve customer retention and card usage. Volume growth was achieved in mortgages, commercial real estate lending, trade and factoring. Customer relationship management campaigns resulted in new customer acquisitions and increased cross-selling. Net interest income in Brazil increased as the sound economic outlook and falling interest rates resulted in strong demand for credit.

     Fee income rose by 20 per cent, primarily driven by robust business growth across the region. In Mexico, the use of debit and credit cards grew, in part because of the growing ATM network and the number of cards in force, which drove commissions from ATM cash withdrawals and point of sale billing. Stricter guidelines on the imposition of late payment fees also led to higher income.

     A strategy to migrate more transactions to internet-based services resulted in higher payment and cash management transactions as the number of active customers rose.

     Current account income increased as a result of a re-pricing exercise and a rise in volumes. Fees from loans and funds under management also grew on higher volumes. Strong growth in customer accounts delivered higher transactional fees and the continuing success of the Tu Cuenta product in Mexico led to increased take-up with higher product fees charged to customers.

     Net income from trading activities decreased by 4 per cent, mainly due to reduced trading opportunities in Credit and Rates. This was partly offset by income growth from foreign exchange trading, driven by continuing market volatility.

     Net gains from financial investments rose significantly following a gain on sale of shares held in a credit bureau, a stock exchange and a derivatives exchange in Brazil.

     The continued growth of insurance operations in the region, achieved by increasing HSBC’s product offerings and expanding its distribution channels, along with targeted sales initiatives, led to higher net insurance claims incurred and movements in liabilities to policyholders.

     A 97 per cent increase in other operating income reflected the recognition of the embedded value calculation on the PVIF life assurance business in Mexico. The improvement on 2006 was also aided by the non-recurrence of a loss on sale of a portfolio of assets during that year and sundry gains on foreclosed assets in 2007.

     Loan impairment charges rose sharply, by 53 per cent to US$1.7 billion, mainly driven by portfolio growth, normal seasoning and higher delinquency rates on credit cards in Mexico, following a targeted expansion in market share. Loan impairment charges for small and medium-sized businesses lending and delinquencies on loans to the self-employed also increased in Mexico. Partly offsetting these developments was an improvement in personal and commercial delinquency rates in Brazil.

     Continuing investment and business expansion resulted in an increase in operating expenses of 15 per cent. This compared favourably with growth in net operating income before loan impairment charges of 20 per cent. Staff costs rose, primarily on higher salaries and bonuses in the region, driven by the need to support business growth, union-agreed pay rises and one-off costs incurred in Brazil to improve operational efficiencies. These were partially offset by a curtailment and settlement gain in Mexico from staff transferring from the Group’s defined benefit healthcare scheme to a new defined contribution scheme.

     Increases in non-staff costs included higher marketing expenditure in support of growth in credit card operations, continued investment in infrastructure to support business growth and a rise in telecommunication costs and transactional taxes. Four additional months of Banca Nazionale expenses also increased costs.

Back to Contents
Analysis by customer group and global business

Profit/(loss) before tax

	2008

	Personal		Global				Inter-
	Financial	Commercial	Banking &	Private			segment
	Services	Banking	Markets	Banking	Other		elimination [21]		Total
Latin America	US$m	US$m	US$m	US$m	US$m		US$m		US$m

Net interest income	4,582	1,637	579	22	(35)		(327)		6,458
Net fee income	1,339	536	248	35	9		–		2,167

Trading income excluding net
interest income	123	27	200	3	4		–		356
Net interest income/(expense) on trading activities	7	4	8	–	(2)		327		345

Net trading income[16]	130	31	208	3	2		327		701

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	–		–		–
Net income from other financial instruments designated at fair value	187	–	139	–	38		–		364

Net income from financial
instruments designated at
fair value	187	–	139	–	38		–		364
Gains less losses from financial
investments	132	21	21	2	–		–		176
Dividend income	16	1	3	–	–	–		20
Net earned insurance premiums	1,547	82	88	–	–		–		1,717
Other operating income	244	57	39	3	8		(51)		300

Total operating income	8,177	2,365	1,325	65	22		(51)		11,903
Net insurance claims[17]	(1,281)	(42)	(68)	–	1		–		(1,390)

Net operating income[5]	6,896	2,323	1,257	65	23		(51)		10,513
Loan impairment charges and
other credit risk provisions	(2,120)	(340)	(29)	–	(3)		–		(2,492)

Net operating income	4,776	1,983	1,228	65	20		(51)		8,021

Total operating expenses	(4,114)	(1,277)	(587)	(49)	(14)		51		(5,990)

Operating profit	662	706	641	16	6		–		2,031
Share of profit in associates
and joint ventures	6	–	–	–	–		–		6

Profit before tax	668	706	641	16	6		–		2,037

	%	%	%	%	%				%

Share of HSBC’s profit
before tax	7.2	7.6	6.9	0.2	–				21.9
Cost efficiency ratio	59.7	55.0	46.7	75.4	60.9				57.0

Balance sheet data[15]
	US$m	US$m	US$m	US$m	US$m				US$m

Loans and advances to
customers (net)	18,523	15,460	8,273	31	–				42,287
Total assets	30,320	19,382	48,868	391	361		(1,378)		97,944
Customer accounts	27,564	14,367	15,384	2,128	–				59,443

For footnotes, see page 143.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Latin America > Profit/(loss) before tax by customer group

Analysis by customer group and global business (continued)

Profit/(loss) before tax

	2007

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [21]	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	3,983	1,407	410	20	3	(247)	5,576
Net fee income	1,372	485	250	40	6	–	2,153

Trading income excluding net
interest income	67	39	164	2	–	–	272
Net interest income on
trading activities	10	1	18	–	–	247	276

Net trading income[16]	77	40	182	2	–	247	548

Changes in fair value of long-
term debt issued and
related derivatives	–	–	–	–	–	–	–
Net income from other financial
instruments designated at fair
value	314	–	6	–	–	–	320

Net income from financial
instruments designated at
fair value	314	–	6	–	–	–	320
Gains less losses from financial
investments	120	51	82	1	(1)	–	253
Gains arising from dilution of
interests in associates	–	–	–	–	11	–	11
Dividend income	5	2	2	–	–	–	9
Net earned insurance premiums	1,448	66	80	–	–	–	1,594
Other operating income	145	69	31	8	12	(37)	228

Total operating income	7,464	2,120	1,043	71	31	(37)	10,692
Net insurance claims[17]	(1,330)	(37)	(60)	–	–	–	(1,427)

Net operating income[5]	6,134	2,083	983	71	31	(37)	9,265

Loan impairment (charges)/
recoveries and other credit
risk provisions	(1,492)	(212)	13	–	(6)	–	(1,697)

Net operating income	4,642	1,871	996	71	25	(37)	7,568

Total operating expenses	(3,758)	(1,132)	(481)	(46)	(22)	37	(5,402)

Operating profit	884	739	515	25	3	–	2,166
Share of profit in associates
and joint ventures	9	1	2	–	–	–	12

Profit before tax	893	740	517	25	3	–	2,178

	%	%	%	%	%		%

Share of HSBC’s profit
before tax	3.7	3.1	2.1	0.1	–		9.0
Cost efficiency ratio	61.3	54.3	48.9	64.8	71.0		58.3

Balance sheet data[15]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to
customers (net)	21,680	16,243	9,935	65	–		47,923
Total assets	35,181	21,049	45,045	302	261	(750)	101,088
Customer accounts	30,628	15,524	13,950	1,190	–		61,292

For footnotes, see page 143.

Back to Contents
	2006

	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [21]	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	3,057	1,037	325	13	(2)	(233)	4,197
Net fee income	1,053	387	167	23	–	–	1,630

Trading income excluding net
interest income	61	21	218	1	–	–	301
Net interest income/(expense)
on trading activities	14	5	(16)	–	–	233	236

Net trading income[16]	75	26	202	1	–	233	537

Changes in fair value of long-term
debt issued and related
derivatives	–	–	–	–	–	–	–
Net income from other financial
instruments designated at fair
value	227	–	11	–	(1)	–	237

Net income/(expense) from
financial instruments
designated at fair value	227	–	11	–	(1)	–	237
Gains less losses from financial
investments	11	1	72	–	–	–	84
Dividend income	5	1	–	–	–	–	6
Net earned insurance premiums	992	27	59	–	(2)	–	1,076
Other operating income	74	7	10	4	14	(18)	91

Total operating income	5,494	1,486	846	41	9	(18)	7,858
Net insurance claims[17]	(957)	(16)	(51)	–	1	–	(1,023)

Net operating income[5]	4,537	1,470	795	41	10	(18)	6,835
Loan impairment (charges)/
recoveries and other credit
risk provisions	(764)	(197)	26	–	(3)	–	(938)

Net operating income	3,773	1,273	821	41	7	(18)	5,897
Total operating expenses	(2,977)	(822)	(346)	(27)	(12)	18	(4,166)

Operating profit/(loss)	796	451	475	14	(5)	–	1,731
Share of profit in associates
and joint ventures	4	–	–	–	–	–	4

Profit/(loss) before tax	800	451	475	14	(5)	–	1,735

	%	%	%	%	%		%

Share of HSBC’s profit
before tax	3.6	2.0	2.2	0.1	–		7.9
Cost efficiency ratio	65.6	55.9	43.5	65.9	120.0		61.0

Balance sheet data[15]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to
customers (net)	16,165	11,463	8,147	16	–		35,791
Total assets	28,237	16,599	37,564	90	344	(665)	82,169
Customer accounts	25,200	13,754	11,685	222	–		50,861

For footnotes, see page 143.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Products and services

Products and services

Personal Financial Services

Personal Financial Services provides over 105 million individual and self-employed customers with financial services in 62 countries. The selection of products and services offered in each case is determined by HSBC’s participation strategy in the respective markets.

     In markets where HSBC already has scale or, in emerging markets where scale can be built over time, HSBC offers a full range of personal financial products and services. Typically, products provided include personal banking products (current and savings accounts, mortgages and personal loans, credit cards, and local and international payment services), together with consumer finance and wealth management services.

     In other markets, HSBC participates more selectively, targeting only those customer segments which have strong international connectivity or where HSBC’s global scale is crucial.

     HSBC Premier, the Group’s premium banking service, provides personalised relationship management, a single online view of all international accounts, free international funds transfer between HSBC accounts, 24-hour priority telephone access, global travel assistance and wealth management services. There are now over 2.6 million HSBC Premier customers, who can use more than 300 specially designated Premier branches and centres in 41 countries and territories.

     Wealth management (insurance and investment products and financial planning services) plays an important part in meeting the needs of customers. Insurance products distributed by HSBC through its direct channels and branch networks include loan protection, life, property and health insurance and pensions. HSBC also makes available a wide range of investment products. A choice of third-party and proprietary funds provides customers with the ability to diversify their investments across a range of best-in-class fund managers chosen after a rigorous and objective selection process. Comprehensive financial planning services covering customers’ investment, retirement, personal and asset protection needs are offered through qualified financial planning managers.

     Personal customers prefer to conduct their financial business at times convenient to them, using the sales and service channels of their choice. This demand for flexibility is met through the increased provision of direct channels such as the internet and self-service terminals, in addition to traditional and automated branches and service centres accessed by telephone.

     HSBC is a major global credit card issuer with over 100 million credit cards in force in 49 countries. In addition to HSBC branded cards, HSBC Finance in the US offers Household Bank and Orchard Bank branded cards and affiliation programmes such as the GM card and the AFL-CIO Union Plus card. HSBC is also a provider of third-party private label credit cards (or store cards) through merchant relationships.

     HSBC Finance’s operations in the US, the UK and Canada also make credit available to customers not well catered for by traditional banking operations and facilitate point-of-sale credit in support of retail purchases. At the end of February 2009, HSBC authorised the discontinuation as soon as practicable of all new receivable originations of all products by the branch-based consumer lending business of HSBC Finance in North America (see page 70).

     High net worth individuals and their families who choose the differentiated services offered within Private Banking are not included in this customer group.

Commercial Banking

HSBC is one of the world’s leading and most international banks, with over 2.9 million Commercial Banking customers in 63 countries, including sole proprietors, partnerships, clubs and associations, incorporated businesses and publicly quoted companies. At 31 December 2008, HSBC had total commercial customer account balances of US$236 billion and total commercial customer loans and advances, net of loan impairment allowances, of US$204 billion.

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

Back to Contents

for small business in target markets. The range of products and services includes:

     Financing: HSBC provides a range of short and longer-term financing options for Commercial Banking customers, both domestically and cross-border, including overdrafts, receivables finance, term loans and property finance. The Group offers forms of asset finance in selected sites and has established specialised divisions providing leasing and instalment finance for vehicles, plant and equipment.

     Payments and cash management: HSBC is a leading provider of domestic and cross-border payments, collections, liquidity management and account services worldwide. The Group’s extensive network of offices and direct access to numerous local clearing systems enhances its customers’ ability to manage their cash efficiently on a global basis. Deposits are attracted through both current accounts and savings products, in local and foreign currencies.

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

     Commercial cards: HSBC offers commercial card services covering both issuing and acquiring. Commercial card issuing provides its customers with services which enhance cash management, improve cost control and streamline purchasing processes. HSBC offers card acquiring services, either directly or as part of a joint venture, enabling merchants to accept credit and debit card payments either in person/on the premises or when the cardholder is not present (eg over the internet or on the telephone).

     Insurance: HSBC offers insurance services covering a full range of commercial insurance products designed to meet the needs of businesses and their employees, including employee benefit, pension and healthcare programmes, and a variety of commercial risks such as buildings, marine, cargo, keyman and credit protection. These products are provided by HSBC either as an intermediary (broker, agent or consultant) or as a supplier of in-house or third-party offerings. HSBC also provides insurance due diligence reviews, and actuarial and employee benefit consultancy services.

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

Global Banking and Markets

Global Banking and Markets provides tailored financial solutions to major government, corporate and institutional clients worldwide. Managed as a global business, Global Banking and Markets operates a long-term relationship management approach to build a full understanding of clients’ financial requirements. Sectoral client service teams comprising relationship managers and product specialists develop financial solutions to meet individual client needs. With dedicated offices in over 66 countries and access to HSBC’s worldwide presence and capabilities, this business serves subsidiaries and offices of its clients on a global basis.

     Global Banking and Markets is managed as four principal business lines: Global Markets, Global Banking, Principal Investments and Global Asset Management. This structure allows HSBC to focus on relationships and sectors that best fit the Group’s footprint and facilitates seamless delivery of HSBC’s products and services to clients.

Global Markets

HSBC’s operations in Global Markets consist of treasury and capital markets services for supranationals, central banks, corporations, institutional and private investors, financial institutions and other market participants. Products include:

•	foreign exchange;

•	currency, interest rate, bond, credit, equity and other derivatives;

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Products and services / Other information > FUM / Assets in custody / Property

•	government and non-government fixed income and money market instruments;

•	precious metals and exchange traded futures;

•	equity services, including research, sales and trading for institutional, corporate and private clients and asset management services;

•	distribution of capital markets instruments, including debt, equity and structured products, utilising HSBC’s global network; and

•	securities services, where HSBC is one of the world’s leading custodians providing custody and clearing services and funds administration to both domestic and cross-border investors.

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

Global Asset Management

HSBC’s operations in asset management consist of products and services for institutional investors, intermediaries and individual investors and their advisers.

Principal Investments

This includes private equity, which comprises HSBC’s captive private equity funds, strategic relationships with third-party private equity managers and other investments.

Private Banking

HSBC’s presence in all the major wealth-creating regions has enabled it to build one of the world’s leading private banking groups, providing private banking and trustee services to high net worth individuals and their families from over 90 locations in 43 countries and territories, with client assets of US$352 billion at 31 December 2008.

     HSBC Private Bank is the principal marketing name of the HSBC Group’s international private banking business and utilising the most suitable products from the marketplace, HSBC Private Bank works with its clients to offer both traditional and innovative ways to manage and preserve wealth while optimising returns. Products and services offered include:

     Private Banking Services: These comprise multi-currency deposit accounts and fiduciary deposits, credit and specialist lending, treasury trading services, cash management, securities custody and clearing. In addition, HSBC Private Bank works to ensure its clients have full access to other products and services available throughout HSBC, such as credit cards, internet banking, corporate banking, and investment banking.

     Private Wealth Management: These comprise both advisory and discretionary investment services. A wide range of investment vehicles is covered, including bonds, equities, derivatives, options, futures, structured products, mutual funds and alternatives (hedge funds, private equity and real estate). By accessing regional expertise located within six major advisory centres in Hong Kong, Singapore, Geneva, New York, Paris and London, Private Banking seeks to find the most suitable investments for clients’ needs and investment strategies. Corporate Finance Solutions helps provide clients with cross-border solutions for their companies working with Global Banking & Markets.

     Private Wealth Solutions: These comprise inheritance planning, trustee and other fiduciary services designed to protect existing wealth and create tailored structures to preserve wealth for future generations. Areas of expertise include trusts, foundation and company administration, charitable trusts and foundations, insurance, family office advisory and philanthropy. These are tailored to meet the individual needs of each family.

Other information

Funds under management
	2008	2007
	US$bn	US$bn
Funds under management
At 1 January	844	695
Net new money	(1)	36
Value change	(159)	53
Exchange and other	51	60

At 31 December	735	844

Back to Contents
	At 31 December

	2008	2007
	US$bn	US$bn
Funds under management by business
Global Asset Management	370	380
Private Banking	219	275
Affiliates	2	3
Other	144	186

	735	844

Funds under management at 31 December 2008 were US$735 billion, a decrease of 13 per cent compared with 31 December 2007. Both Global Asset Management and Private Banking funds decreased due to the fall in equity markets.

     Global Asset Management funds under management amounted to US$370 billion, a decrease of 3 per cent compared with 31 December 2007. Excluding an internal transfer of US$67 billion, Global Asset Management funds decreased by 20 per cent to US$303 billion.

     Net outflows were predominantly driven by clients redeeming long-term funds as a consequence of the downturn in the global economic environment, although this was reduced by net new money into money market funds as clients sought to reduce risk. Additionally, the total value of funds under management was affected by a weaker investment performance resulting from turbulent markets and by foreign exchange movements.

     Notwithstanding a decrease in emerging markets funds during the year, Global Asset Management remained one of the world’s largest emerging market asset managers, with US$52 billion of funds under management.

     Private Banking’s funds under management decreased by 20 per cent to US$219 billion, driven by equity market performance. Net new money, while positive, amounted to only US$2 billion as positive flows in Europe, were offset by outflows of funds in other regions as clients reduced risk by transferring funds to cash deposits, many with HSBC in response to its perceived strength.

     Other funds under management, of which the main element is a corporate trust business in Asia, decreased to US$144 billion.

Assets held in custody and under administration

Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. At 31 December 2008, assets held by HSBC as custodian amounted to US$3.6 trillion, 33 per cent lower than the US$5.4 trillion held at 31 December 2007. This was mainly driven by adverse market movements affecting the value of assets held.

     HSBC’s assets under administration business, which includes the provision of various support function activities including the valuation of portfolios of securities and other financial assets on behalf of clients, complements the custody business. At 31 December 2008, the value of assets held under administration by the Group amounted to US$3.3 trillion, in line with 31 December 2007.

Property

During 2008, HSBC recognised a gain of US$416 million in other operating income in respect of the purchase of the subsidiary of Metrovacesa which owned the property and long leasehold land comprising 8 Canada Square, London. See Note 23 on the Financial Statements for further details.

     At 31 December 2008, HSBC operated from some 9,870 operational properties worldwide, of which approximately 2,770 were located in Europe, 1,090 in Hong Kong and Rest of Asia-Pacific, 1,640 in North America, 4,200 in Latin America and 170 in the Middle East. These properties had an area of approximately 73.6 million square feet (2007: 69.8 million square feet).

     Freehold, long leasehold and short leasehold land and buildings carried on the balance sheet represented 35 per cent of HSBC’s operational space. Of the total net book value of HSBC properties, more than 72 per cent was for owned properties or properties under long-term leases. In addition, properties with a net book value of US$971 million were held for investment purposes.

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

Valuation of freehold and leasehold land and buildings

HSBC’s freehold and long leasehold properties, together with all leasehold properties in Hong Kong, were valued in 2008. The value of these properties was US$3.3 billion (2007: US$2.2 billion) in excess of their carrying amount in the consolidated balance sheet.

     Further details are included in Note 23 on the Financial Statements.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Operating and Financial Review (continued)

Other information / Legal proceedings / Footnotes

Legal proceedings

On 27 July 2007, the UK Office of Fair Trading (‘OFT’) issued High Court legal proceedings against a number of UK financial institutions, including HSBC Bank, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to unauthorised overdrafts (the ‘charges’). Pending the resolution of the proceedings, the Financial Services Authority (‘FSA’) has granted firms (including HSBC Bank) a waiver enabling them to place relevant complaints about the charges on hold and the County Courts have stayed all individual customer claims.

     Certain preliminary issues in these proceedings have been heard in the Commercial Division of the High Court. This has confirmed that HSBC Bank’s current and historic charges are capable of being tested for fairness but are not capable of being penalties. HSBC Bank (and all the other financial institutions involved in the legal proceedings) appealed the finding that the current charges are capable of being tested for fairness. The Court of Appeal delivered its judgement on 26 February 2009, confirming the decision of the High Court that the charges of HSBC Bank (and all of the other financial institutions involved in the legal proceedings) are capable of being tested for fairness. HSBC Bank is considering applying for leave to appeal to the House of Lords.

     The proceedings remain at an early stage and may, allowing for appeals on the issues, take some time to conclude. A wide range of outcomes is possible, depending upon the outcome of any appeal to the House of Lords and, to the extent applicable, upon the Court’s assessment of the fairness of each charge across the period under review. Since July 2001, there have been a variety of charges applied by HSBC Bank across different charging periods under the then existing contractual arrangements. HSBC Bank considers the charges to be and to have been valid and enforceable, and intends strongly to defend its position.

     If, contrary to HSBC Bank’s current assessment, the Court should ultimately (after appeals) reach an adverse decision that results in a liability, a large number of different outcomes is possible, each of which would have a different financial impact. Given that there is limited authority on how an assessment of fairness should be conducted, HSBC Bank’s estimate of the potential financial impact is that it could be in the order of approximately £350 million (US$510 million), as published in the Interim Report 2008. To make an estimate of the potential financial impact at this stage with any precision is extremely difficult, owing to (among other things) the complexity of the issues, the number of permutations of possible outcomes, and the early stage of the proceedings. In addition, the assumptions made by HSBC Bank may prove to be incorrect.

     On 11 December 2008 Bernard L Madoff (‘Madoff’) was arrested and charged in the United States District Court for the Southern District of New York with one count of securities fraud. That same day, the US Securities and Exchange Commission (‘SEC’) filed securities fraud charges against Madoff and his firm Bernard L Madoff Investment Securities LLC (‘Madoff Securities’), a broker dealer and investment advisor registered with the SEC. The criminal complaint and SEC complaint each alleged that Madoff had informed senior Madoff Securities employees, in substance, that his investment advisory business was a fraud. On 15 December 2008, on the application of the Securities Investor Protection Corporation, the United States District Court for the Southern District of New York appointed a trustee for the liquidation of the business of Madoff Securities, and removed the liquidation proceeding to the United States Bankruptcy Court for the Southern District of New York. On 9 February 2009, on Madoff’s consent, the United States District Court for the Southern District of New York entered a partial judgement in the SEC action, permanently enjoining Madoff from violating certain antifraud provisions of the US securities laws, ordering Madoff to pay disgorgement, prejudgement interest and a civil penalty in amounts to be determined at a later time, and continuing certain other relief previously imposed, including a freeze on Madoff’s assets. The relevant US authorities are continuing their investigations into the alleged fraud. There remains significant uncertainty as to the facts of the alleged fraud and the extent of any assets of, and remaining within, Madoff Securities.

     Various non-US HSBC group companies provide custodial, administration and similar services to a number of funds incorporated outside the United States of America whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the aggregate net asset value of these funds (which would include principal amounts invested and unrealised gains) was US$8.4 billion.

     Proceedings concerning Madoff and Madoff Securities have already been issued in various jurisdictions against numerous defendants and HSBC expects further proceedings to be brought, including by the Madoff Securities trustee. Various

Back to Contents

HSBC group companies have been named as defendants in suits in the United States anticipated to seek class action status and cases in the Commercial List of the Irish courts. All of the cases where HSBC group companies are named as a defendant are at a very early stage. HSBC considers that it has good defences to these claims and will continue to defend them vigorously. HSBC is unable reliably to estimate the liability, if any, that might arise as a result of such claims.

     Various HSBC group companies have also received requests for information from various regulatory authorities in connection with the alleged fraud by Madoff. HSBC group companies are co-

operating with these requests for information.

     These actions apart HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US arising out of its normal business operation. HSBC considers that none of the actions is material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of the litigation arising out of its normal business operations. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practical to do so.

Operating and Financial Review footnotes (see pages 12 to 143)

1	Columns headed ‘Acquisitions, disposals and dilution gains’ and ‘Acquisitions and disposals’ comprise the net increments or decrements in profits in the current year (compared with the previous year) which are attributable to acquisitions or disposals of subsidiaries made, or dilution gains, in the relevant years. Acquisitions and disposals are determined on the basis of the review and analysis of events in each year.
2	Currency translation’ is the effect of translating the results of subsidiaries and associates for the previous year at the average rates of exchange applicable in the current year.
3	Excluding 2007 acquisitions, disposals and dilution gains.
4	‘Other income’ in this context comprises net trading income (see 15 below), net income from financial instruments designated at fair value, gains less losses from financial investments, gains arising from dilution of interests in associates, dividend income, net earned insurance premiums and other operating income less net insurance claims incurred and movement in liabilities to policyholders.
5	Net operating income before loan impairment charges and other credit risk provisions.
6	Excluding 2006 acquisitions, disposals and dilution gains.
7	Interest income on trading assets is reported as ‘Net trading income’ in the consolidated income statement.
8	Interest income on financial assets designated at fair value is reported as ‘Net income from financial instruments designated at fair value’ in the consolidated income statement.
9	Brazilian operations comprise HSBC Bank Brasil S.A.-Banco Múltiplo and subsidiaries, plus HSBC Serviços e Participações Limitada.
10	This table analyses interest-bearing bank deposits only. See page 59 for an analysis of all bank deposits.
11	Interest expense on financial liabilities designated at fair value is reported as ‘Net income on financial instruments designated at fair value’ in the consolidated income statement other than interest on own debt.
12	This table analyses interest-bearing customer accounts only. See page 60 for an analysis of all customer accounts.
13	Net interest margin is calculated as net interest income divided by average interest earning assets.
14	The main items reported under ‘Other’ are certain property activities, unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates, movements in the fair value of own debt designated at fair value (the remainder of the Group’s gain on own debt is included in Global Banking and Markets), and HSBC’s holding company and financing operations. The results also include net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, and costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries. At 31 December 2008, gains arising from the dilution of interests in associates were nil (2007: US$1.1 billion and 2006: nil) and fair value gains on HSBC’s own debt designated at fair value were US$6.7 billion (2007: US$2.8 billion income; 2006: US$35 million expense).
15	Assets by geographical region and customer group include intra-HSBC items. These items are eliminated, where appropriate, under the heading ‘Intra-HSBC items’.
16	In the analyses of customer groups and global businesses, net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, together with related external and internal interest income and interest expense, and dividends received; in the statutory presentation internal interest income and expense are eliminated.
17	Net insurance claims incurred and movement in liabilities to policyholders.
18	In 2008, Global Markets included a US$529 million gain on the widening of credit spreads on structured liabilities (2007: US$34 million; 2006: nil).
19	‘Other’ in Global Banking and Markets includes net interest earned on free capital held in the global business not assigned to products.
20	Trading assets and financial investments held in Europe, and by Global Banking and Markets in North America, include financial assets which may be repledged or resold by counterparties.
21	Inter-segment elimination comprises (i) the costs of shared services and Group Service Centres included within ‘Other’ which are recovered from customer groups, and (ii) the intra-segment funding costs of trading activities undertaken within Global Banking and Markets. HSBC’s balance sheet management business, reported within Global Banking and Markets, provides funding to the trading businesses. To report Global Banking and Markets’ ‘Net trading income’ on a fully funded basis, ‘Net interest income’ and ‘Net interest income/(expense) on trading activities’ are grossed up to reflect internal funding transactions prior to their elimination in the inter- segment column.
22	France primarily comprises the domestic operations of HSBC France, HSBC Assurances and the Paris branch of HSBC Bank.
23	United States includes the impairment of goodwill in respect of Personal Financial Services - North America as described in Note 22 on the Financial Statements.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil

Background / Overview > Reclassification

Background and disclosure policy

(Audited)

As a result of the widespread deterioration in the markets for securitised and structured financial assets, and consequent disruption to the global financial system since mid-2007, it has become increasingly difficult to observe prices for structured credit risk, including prime tranches of such risk as the markets for these assets became illiquid. The resulting constraint on the ability of financial institutions to access wholesale markets to fund such assets added additional downward pressure on all asset prices. As a consequence, many financial institutions have recorded considerable reductions in the fair values of their asset-backed securities (‘ABS’s) and leveraged structured transactions, most significantly in sub-prime mortgages but in other asset classes too.

     In light of increasing illiquidity and the risk to capital from further write-downs, many financial institutions took steps during 2008 to reduce leveraged exposures, build liquidity and raise additional capital. However, credit conditions suffered additional deterioration in the second half of the year, as the economic outlook worsened and unemployment rose, intensifying the pressure on the global financial system. Volatility in money markets also increased during the second half of 2008, resulting in wider interest spreads, and markets for securitised and structured financial assets continued to be thoroughly constrained. This instability triggered a series of significant events including the default of a number of major financial institutions, and the taking into public ownership of banks in a number of countries.

     Deterioration in the measured fair value of assets supported by sub-prime mortgages continued in 2008 with the primary market for all but US government-sponsored issues remaining weak. Spreads widened due to credit and liquidity concerns as delinquencies on the underlying mortgages continued to increase beyond the levels priced into securitisations issued in recent years. The impact widened beyond sub-prime related assets, with the measured fair value of securities backed by Alt-A collateral, in particular, suffering significant deterioration.

     During 2008, governments and central banks worldwide took unprecedented measures designed to stabilise and increase confidence in financial markets. These measures included providing vast amounts of liquidity via emergency funding, extending guarantees of financial assets, and launching various forms of rescue plans.

     This section contains disclosures about the effect of the recent market turmoil on HSBC’s securitisation activities and other structured products. HSBC’s principal exposures to the US and the UK mortgage markets primarily take the form of credit risk from direct loans and advances to customers which were originated to be held to maturity or refinancing, details of which are provided on page 208.

     Financial instruments which were most affected by the market turmoil include exposures to direct lending held at fair value through profit or loss and ABSs, including mortgage-backed securities (‘MBS’s) and collateralised debt obligations (‘CDO’s), and exposures to and contingent claims on monoline insurers in respect of structured credit activities and leveraged finance transactions which were originated to be distributed.

     In accordance with HSBC’s policy to provide meaningful disclosures that help investors and other stakeholders understand the financial position, performance and changes in the financial position of the Group, the information provided in this section goes beyond the minimum levels required by accounting standards, statutory and regulatory requirements and listing rules. In the specific context of facilitating an understanding of the recent market turmoil in markets for securitised and structured assets, HSBC has considered the recommendations relating to disclosure contained within the reports issued by the Financial Stability Forum on ‘Enhancing Market and Institutional Resilience’ (April and October 2008), the Committee of European Banking Supervisors on ‘Banks’ Transparency on Activities and Products Affected by the Recent Market Turmoil’ (June and October 2008) and the International Accounting Standards Board Expert Advisory Panel on ‘Measuring and disclosing the fair value of financial instruments in markets that are no longer active’ (October 2008). In addition, HSBC has considered feedback from investors, regulators and other stakeholders on the disclosures that investors would find most useful.

     The specific topics covered in respect of HSBC’s securitisation activities and exposure to structured products are as follows:

•	overview of exposure;
•	business model;
•	risk management;
•	accounting policies;
•	nature and extent of HSBC’s exposures;
•	fair values of financial instruments; and
•	special purpose entities.

Back to Contents
Overview of exposure

(Audited)

At 31 December 2008, the aggregate carrying amount of HSBC’s exposure to ABSs, trading loans held for securitisation and exposure to leveraged finance transactions was US$91 billion (2007:US$131 billion), summarised as follows:

	At 31 December 2008		At 31 December 2007

		Including		Including
	Carrying	sub-prime	Carrying	sub-prime
	amount	and Alt-A	amount	and Alt-A
	US$bn	US$bn	US$bn	US$bn

ABSs	81	12	116	31

– fair value through profit or loss	14	1	33	7
– available for sale[1]	56	9	80	24
– held to maturity[1]	3	–	3	–
– loans and receivables	8	2	–	–

Loans at fair value through profit or loss	4	3	6	6

Leveraged finance loans	6	–	9	–

– fair value through profit or loss[2]	–	–	8	–
– loans and receivables	6	–	1	–

	91	15	131	37

1	Total includes holdings of ABSs issued by Freddie Mac and Fannie Mae.
2	Includes the carrying amount of funded loans plus the net exposure to unfunded leveraged finance commitments.

     The majority of these exposures arise in the Global Banking and Markets business segment.

     Within the total carrying amount of ABSs on the balance sheet, ABS holdings of US$14.6 billion (2007: US$32.1 billion) are held through vehicles discussed on page 148, where significant first loss protection is provided by external investors on a fully collateralised basis.

     A reconciliation of the movement in the carrying amount of ABSs on the balance sheet of US$34.5 billion is set out below:

•	the write-downs of ABSs taken to the income statement – US$3.4 billion;

•	the movement in fair values on available-for-sale ABSs taken to equity – US$16.5 billion;

•	principal amortisation – US$11.4 billion; and,

•	exchange differences and other movements – US$3.2 billion.

     Due to the market dislocation in respect of these securities, the impact of purchases and sales on the total carrying amount of ABSs was not significant in 2008.

     At 31 December 2008, of the total carrying amount of ABSs and trading loans held for securitisation in respect of sub-prime and Alt-A residential mortgage exposure, US$3.5 billion (2007: US$11.7 billion) was held through special purpose entities (‘SPE’s).

Reclassification of financial assets

In October 2008, the IASB issued amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’ which permitted an entity to reclassify non-derivative financial assets out of the held-for-trading category as described in the accounting policies on Note 2 (e) on the Financial Statements. This was done to better align IFRSs with US GAAP and was restricted to situations where the transferring entity had the intention and ability to hold the transferred position for the foreseeable future or until maturity.

     During the second half of 2008, HSBC reclassified financial assets from the held-for-trading category as tabulated below. The amount reclassified was the fair value of the financial assets at the date of reclassification, subject to the transition rules noted below. In October 2008, HSBC reclassified US$12.5 billion and US$0.4 billion of held-for-trading financial assets as loans and receivables and available for sale, respectively. During November and December 2008, HSBC reclassified a further US$2.8 billion and US$2.2 billion of held-for-trading financial assets as loans and receivables and available for sale, respectively. The financial consequence of the reclassification is that the reclassified assets are no longer marked-to-market through the income statement. Amounts reclassified as loans and receivables are accounted as such from the date of reclassification and tested thereafter for

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

Overview > Reclassification / Financial effect / Global Banking and Markets ABSs

	On reclassification					At 31 December 2008

			Estimate of
	Amount		future		Effective	Carrying
	reclassified	[1]	cash flows	[2]	interest rate	amount	Fair value
	US$m		US$m		%	US$m	US$m
Reclassification to loans and receivables
ABSs	8,194		11,642		8	7,991	6,139
Trading loans – commercial mortgage loans	650		741		5	587	557
Leveraged finance loans	6,458		8,481		7	5,670	4,239

	15,302		20,864			14,248	10,935
Reclassification to available for sale
Corporate debt and other securities	2,549		3,626		5	2,401	2,401

	17,851		24,490			16,649	13,336

1	Amounts reclassified that are denominated in foreign currencies have been translated using the rate of exchange at the date of reclassification; all other amounts denominated in foreign currencies have been translated into the functional currency at the rate of exchange ruling at the balance sheet date.
2	The estimate of future cash flows represents the cash flows expected to be recovered at the date of reclassification.

impairment. Amounts reclassified as available for sale are held at fair value with changes in the fair value recognised in equity, and tested for impairment. In line with the transition rules, for reclassifications made during October 2008, the reclassified financial assets were treated as having been so reclassified as at 1 July 2008. The impact of back-dating these retrospective reclassifications was that fair value movements between 1 July 2008 and October 2008 of US$835 million were not recorded in the income statement.

     The reclassifications resulted from significant reductions in market liquidity for these assets and a change in HSBC’s intention to hold them for the foreseeable future or to maturity. These circumstances arose in the wider context of market turmoil. As a result, the Group decided to reclassify financial assets that would have met the definition of loans and receivables at initial recognition, as permitted by the IAS 39 amendments. In addition, as permitted by the IAS 39 amendments in rare circumstances, the Group reclassified securities, that did not meet the definition of loans and receivables on initial recognition, as the conditions of market turmoil prevailing in the second half of 2008 were considered rare.

     If these reclassifications had not been made, the Group’s pre-tax profit would have been reduced by US$3.5 billion from US$9.3 billion to US$5.8 billion. The reduction would have been US$0.9 billion in the North America and US$2.6 billion in the Europe segments. There was no significant impairment identified on the loans transferred even though the fair value continued to fall as a consequence of illiquidity and market sentiment.

     The following table shows the fair value gains and losses, income and expense recognised in the income statement both before and after the date of reclassification:

	Effect on income statement

	Prior to reclassification		After		Assuming no	Net effect of
			reclassification	[1]	reclassification [2]	reclassification
	2008	2007	2008		2008	2008
	US$m	US$m	US$m		US$m	US$m
Reclassifications to loans and receivables
ABSs	(1,020)	(357)	303		(1,549)	1,852
Trading loans – commercial mortgage loans	(16)	–	17		(13)	30
Leveraged finance loans	(253)	(158)	192		(1,239)	1,431

	(1,289)	(515)	512		(2,801)	3,313
Reclassifications to available for sale
Corporate debt and other securities	(82)	(2)	22		(202)	224

	(1,371)	(517)	534		(3,003)	3,537

1	Income and expense recorded in the income statement after reclassification represents the accrual of the effective interest rate and also includes US$26 million in respect of impairment of leveraged finance loans. The group recorded no impairment charges on other financial assets reclassified during the second half of 2008.
2	Effect on the income statement which would have arisen from the date of reclassification, had the reclassification not occurred.

Back to Contents

Financial effect of market turmoil

As described in the background to market turmoil on page 144, the dislocation of financial markets which developed in the second half of 2007 continued throughout 2008. For the three half-year periods affected to date, the write-downs incurred by the Group on ABSs, trading loans held for securitisation, leveraged finance transactions and the movement in fair values on available-for-sale ABSs taken to equity, plus impairment losses on specific exposures to banks, are summarised in the following table:

	Half-year to

	31 December	30 June	31 December
	2008	2008	2007
	US$bn	US$bn	US$bn

Write-downs taken to income statement	(2.3)	(4.0)	(2.3)
Fair value movement taken to available-for-sale reserve on ABSs in the period	(10.4)	(6.1)	(2.2)
Closing balance of available-for-sale reserve relating to ABSs	(18.7)	(8.3)	(2.2)

     Virtually all of these effects were recorded in Global Banking and Markets. Included in write-downs taken to the income statement is US$209 million in respect of impairment losses on the collapse of financial institutions, of which US$126 million was incurred on the collapse of Icelandic banks. The group took no material write-

downs to the income statement in respect of exposures to Lehman Brothers.

     Further analysis of the write-downs taken to the income statement by Global Banking and Markets, and the net carrying amounts of the positions that have generated these write-downs, are shown in the following table:

Global Banking and Markets write-downs taken to the income statement and carrying amounts

	Write-downs during half-year to			Carrying amount at

	31 December	30 June	31 December	31 December	30 June	31 December
	2008	2008	2007	2008	2008	2007
	US$m	US$m	US$m	US$m	US$m	US$m
Sub-prime mortgage-related assets
– loan securitisation	292	301	529	1,213	1,565	1,965
– credit trading	150	665	463	428	1,377	1,700
Other ABSs	486	1,327	459	2,201	8,923	9,830
Derivative transactions with monolines
– investment grade counterparts	130	598	133	2,089	1,206	1,209
– non-investment grade counterparts	370	608	214	352	78	–
Leveraged finance loans[1]	26	278	195	271	7,375	7,772
Other credit related items	95	99	142	186	321	446
Available-for-sale impairments and other non-trading related items	655	55	–

	2,204	3,931	2,135

1	The carrying amount includes funded loans plus the net exposure to unfunded leveraged finance commitments, held within fair value through the profit or loss.

Global Banking and Markets asset-backed securities classified as available for sale

HSBC’s principal holdings of ABSs are in the Global Banking and Markets’ business through special purpose entities (‘SPE’s) which have the benefit of external investor first loss protection support, positions held directly and by Solitaire Funding Limited (‘Solitaire’) where HSBC has first loss risk.

     The table below summarises these Global Banking and Markets’ exposures to ABSs which are held on an available-for-sale basis.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

Overview > Global Banking and Markets ABSs / Stress analysis // Business model > SPEs

Global Banking and Markets available-for-sale ABSs exposure

	At 31 December 2008				At 31 December 2007

	Directly				Directly
	held	[1]	SPEs	Total	held	[1]	SPEs	Total
	US$m		US$m	US$m	US$m		US$m	US$m

Total carrying amount of net principal exposure	35,736		14,610	50,346	43,826		32,105	75,931
– which includes sub-prime/Alt-A exposure	5,155		3,516	8,671	11,801		11,664	23,465
Available-for-sale reserves relating to sub-prime/Alt-A exposure	(5,920)		(3,573)	(9,493)	(1,122)		–	(1,122)

	Half year to				Half year to				Half year to
	31 December 2008				30 June 2008				31 December 2007

	Directly				Directly				Directly
	held	[1]	SPEs	Total	held	[1]	SPEs	Total	held	[1]	SPEs	Total
	US$m		US$m	US$m	US$m		US$m	US$m	US$m		US$m	US$m
Impairment charge:
– borne by HSBC	224		–	224	55		–	55	–		–	–
– allocated to capital note holders	–		159	159	–		134	134	–		–	–

Total impairment charge	224		159	383	55		134	189	–		–	–

1	Directly held’ includes both assets held by Solitaire where HSBC provides first loss protection and those assets held directly by the Group.

Structured investment vehicles and securities investment conduits (special purpose entities)

In the table above, the total carrying amount of ABSs on the balance sheet in respect of SPEs represent holdings in which significant first loss protection is provided through the capital notes issued by the structured investment conduits (‘SIC’s), excluding Solitaire. The economic first loss protection remaining at 31 December 2008 amounted to US$2.2 billion (2007: US$2.3 billion). As set out on page 174, on an IFRS accounting basis the impairment charge of US$293 million was allocated to the capital note holders at 31 December 2008 (2007: n/a).

     At each balance sheet date, an assessment is made as to whether there is any objective evidence of impairment in the value of available-for-sale ABSs. Impairment charges incurred on assets held by these SPEs are offset by a credit to the impairment line for the amount of the loss allocated to capital note holders.

     Impairments recognised at 31 December 2008 from assets held directly or within Solitaire in recognition of the first loss protection of US$1.2 billion provided by HSBC through credit enhancement were US$279 million (2007: nil), based on a notional principal value of securities which were impaired of US$570 million (2007: nil). The low level of impairment recognised in comparison with the deficit in the available-for-sale reserve is a reflection of the credit quality and seniority of the assets held.

Sub-prime and Alt-A residential mortgage-backed securities

Management’s current assessment of the holdings of available-for-sale ABSs with the most sensitivity to possible future impairment is focused on sub-prime and Alt-A residential mortgage-backed securities (‘MBS’s).

     Excluding holdings in the SPEs discussed above, available-for-sale holdings in these categories within Global Banking and Markets amounted to US$5.2 billion at 31 December 2008 (2007: US$11.8 billion). During the year ended 31 December 2008, the movement in fair values of these securities taken to equity was a reduction of US$4.8 billion. The deficit in the available-for-sale fair value reserve as at 31 December 2008 in relation to these securities was US$5.9 billion (2007: US$1.1 billion). The main factors in the reduction in fair value of these securities over the period were the effects of reduced market liquidity and negative market sentiment. The level of actual credit losses experienced was low in 2008, notwithstanding the deterioration in the performance of the underlying mortgages in the period as US house prices fell and defaults increased. The absence of material credit losses is judged to be attributable to the seniority of the tranches held by HSBC as well as the priority for cash flow held by these tranches.

Back to Contents

     During February 2009, the credit ratings on a proportion of ABSs held directly by HSBC, Solitaire and the SICs were downgraded. In particular, Moody’s Investor Services downgraded the ratings on substantially all the Group’s holdings of US Alt-A residential MBSs issued during 2006 and 2007.

     As discussed on page 170, when assessing available-for-sale ABSs for objective evidence of impairment at the balance sheet date HSBC considers all available evidence including the performance of the underlying collateral. A downgrade of a security’s credit rating is not, of itself, evidence of impairment. Consequently, Moody’s action has no direct impact on the measurement of impairment losses. The impairment losses recognised on these securities at 31 December 2008 is set out on page 148.

Stress analysis
(Unaudited)

HSBC’s regular impairment assessment uses an industry standard model with inputs which are corroborated using observable market data where available. At 31 December 2008, management performed a stress test on the available-for-sale ABS positions, based on the fair value of the positions at that date. The outcome of the stress test was particularly sensitive to expected loss and prepayment rates for Alt-A securities and the loss of credit protection from certain monoline insurers on US Home Equity Lines of Credit (‘HELoC’s). The results of the stress test showed that, by applying different inputs to those currently observed, a further potential impairment charge to the income statement of some US$2 billion to US$2.5 billion could arise over the next three years. These different inputs were calculated by increasing the net impact of expected loss and prepayment rates for Alt-A securities by between a third and a half depending on loan vintage and by removing all credit protection from monoline insurers rated below AAA by S&P on the HELoC positions. However, management believes that the loss which would be realised in cash terms would be considerably lower than the impairment charge above and potentially cost some US$0.6 billion to US$0.8 billion over the next four years.

Business model

(Audited)

Asset-backed securities and leveraged finance

HSBC is or has been involved in the following activities in these areas:

•	the purchase of US mortgage loans with the intention of structuring and placing securitisations into the market;
•	trading in ABSs, including MBSs, in secondary markets;

•	the holding of MBSs and other ABSs in balance sheet management activities, with the intention of earning net interest income over the life of the securities;

•	the holding of MBSs and other ABSs as part of investment portfolios, including the SIVs, SICs and money market funds described under ‘Special purpose entities’ below, with the intention of earning net interest income and management fees;

•	MBSs or other ABSs held in the trading portfolio hedged through credit derivative protection, typically purchased from monoline insurers, with the intention of earning the spread differential over the life of the instruments; and

•	leveraged finance: originating loans for the purposes of syndicating or selling them down in order to generate a trading profit and holding them in order to earn interest margin over their lives.

     Historically, these activities have not been a significant part of Global Banking and Markets’ business, and Global Banking and Markets is not reliant on them for any material aspect of its business operations or profitability.

     The purchase and securitisation of US mortgage loans and the secondary trading of US MBSs was conducted in HSBC’s US MBSs business. This business was discontinued in 2007.

Special purpose entities

HSBC enters into certain transactions with customers in the ordinary course of business which involve the establishment of SPEs to facilitate customer transactions. SPEs are used in HSBC’s business in order to provide structured investment opportunities for customers, facilitate the raising of funding for customers’ business activities, or diversify HSBC’s sources of funding and/or improve capital efficiency.

     The use of SPEs is not a significant part of HSBC’s activities and HSBC is not reliant on the use of SPEs for any material part of its business operations or profitability. Detailed disclosures of HSBC’s sponsored SPEs are provided on page 173.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

Risk management / Accounting policies / Nature and extent of exposures

Risk management

(Audited)

The effect of the recent market turmoil on HSBC’s risk exposures, the way in which HSBC has managed risk exposures in this context, and any changes made in HSBC’s risk management polices and procedures in response to the market conditions are set out in the following sections:

•	Liquidity risk – ‘The impact of market turmoil on the Group’s liquidity risk position’ (see page 239).

•	Market risk – ‘The impact of market turmoil on market risk’ (see page 242).

•	Credit Risk – ‘Credit exposure’ (see page 197).

Accounting policies

(Audited)

HSBC’s accounting policies regarding the classification and valuation of financial instruments are in accordance with the requirements of IAS 32 ‘Financial Instruments: Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’, as described in Note 2 on the Financial Statements, and the use of assumptions and estimation in respect of valuation of financial instruments as described on page 63.

Nature and extent of HSBC’s exposures

(Audited)

This section contains information on HSBC’s exposures to the following:

•	direct lending held at fair value through profit or loss;

•	ABSs including MBSs and CDOs;

•	monoline insurers;

•	credit derivative product companies (‘CDPC’s); and

•	leveraged finance transactions.

     MBSs are securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). Where an MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class. Consequently, an MBS with both sub-prime and Alt-A exposures is classified as sub-prime.

     CDOs are securities in which ABSs and/or certain other related assets have been purchased and securitised by a third-party, or securities which pay a return which is referenced to those assets. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets. As there is often uncertainty surrounding the nature of the underlying collateral supporting CDOs, all CDOs supported by residential mortgage-related assets, irrespective of the level of sub-prime assets, are classified as sub-prime.

     HSBC’s holdings of ABSs and CDOs, and its direct lending positions, include the following categories of collateral and lending activity:

•	sub-prime: loans to customers who have limited credit histories, modest incomes, high debt-to-income ratios or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related actions. For US mortgages, US credit scores are primarily used to determine whether a loan is sub-prime. US home equity lines of credit are classified as sub-prime. For non-US mortgages, management judgement is used to identify loans of similar risk characteristics to sub-prime, for example, UK non-conforming mortgages (see below);

•	US home equity lines of credit (‘HELoC’s): a form of revolving credit facility provided to customers, which is supported by a first or second lien charge over residential property.
Global Banking and Markets’ holdings of HELoCs are classified as US sub-prime residential mortgage assets;

•	US Alt-A: loans classified as Alt-A are regarded as lower risk than sub-prime, but they share higher risk characteristics than lending under normal criteria. US credit scores, as well as the level of mortgage documentation held (such as proof of income), are considered when determining whether an Alt-A classification is appropriate. Non-agency mortgages in the US are classified as Alt-A if they do not meet the criteria for classification as sub-prime. These are mortgages not eligible to be sold to the major US Government agency, Ginnie Mae (Government National Mortgage Association), and government sponsored enterprises in the mortgage market, Fannie Mae (the Federal National Mortgage Association) and Freddie Mac (the Federal Home Loan Mortgage Corporation);

•	US government agency mortgage-related assets: securities that are guaranteed by US Government agencies, such as Ginnie Mae;

Back to Contents
•	US Government sponsored enterprises mortgage-related assets: securities that are guaranteed by US Government sponsored entities, including Fannie Mae and Freddie Mac;

•	UK non-conforming mortgage-related assets: UK mortgages that do not meet normal lending criteria. This includes instances where the normal level of documentation has not been provided (for example, in the case of self- certification of income), or where increased risk factors, such as poor credit history, result in lending at a rate that is higher than the normal lending rate. UK non-conforming mortgages are treated as sub-prime exposures; and

•	other mortgage-related assets: residential mortgage-related assets that do not meet any of the classifications described above. Prime residential mortgage-related assets are included in this category.

     HSBC’s exposure to non-residential mortgage-related ABSs and direct lending includes:

•	commercial property mortgage-related assets: MBSs with collateral other than residential mortgage-related assets;

•	leveraged finance-related assets: securities with collateral relating to leveraged finance loans;

•	student loan-related assets: securities with collateral relating to student loans; and

•	other assets: securities with other receivable-related collateral.

Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss
	At 31 December 2008

				Designated			Of which
				at fair value			held through
	Trading	Available for sale	Held to maturity	through profit or loss	Loans and receivables	Total	consolidated SPEs
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Sub-prime residential
mortgage-related assets	3,372	3,741	–	1	453	7,567	4,230
Direct lending	2,789	–	–	–	–	2,789	1,300
MBSs and MBS CDOs[1]	583	3,741	–	1	453	4,778	2,930
US Alt-A residential
mortgage-related assets	618	5,829	185	–	1,056	7,688	3,831
Direct lending	246	–	–	–	-	246	–
MBSs[1]	372	5,829	185	–	1,056	7,442	3,831
US government agency
mortgage-related assets MBSs[1]	640	7,418	494	–	–	8,552	441
US government-sponsored
enterprises mortgage-related assets MBSs[1]	487	12,894	1,918	51	–	15,350	–
Other residential mortgage-
related assets	1,633	4,272	–	31	2,135	8,071	2,822
Direct lending	677	–	–	–	–	677	–
MBSs[1]	956	4,272	–	31	2,135	7,394	2,822
Commercial property mortgage-
related assets MBSs and MBS CDOs[1]	589	6,802	–	86	1,402	8,879	4,985
Leveraged finance-related assets
ABSs and ABS CDOs[1]	784	4,489	–	–	204	5,477	3,667
Student loan-related assets
ABSs and ABS CDOs[1]	214	4,809	–	3	81	5,107	4,028
Other assets
ABSs and ABS CDOs[1]	3,068	5,957	–	6,371	2,660	18,056	3,941

	11,405	56,211	2,597	6,543	7,991	84,747	27,945

For footnotes, see page 162.
The above table excludes leveraged finance transactions, which are shown separately on page 160.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

Nature and extent of exposures

Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss (continued)

	At 31 December 2007

				Designated		Of which
				at fair value		held through
		Available	Held to	through		consolidated
	Trading	for sale	maturity	profit or loss	Total	SPEs
	US$m	US$m	US$m	US$m	US$m	US$m

Sub-prime residential mortgage-related assets	9,431	9,311	–	2	18,744	11,504
Direct lending	5,825	–	–	–	5,825	3,596
MBSs and MBS CDOs[1]	3,606	9,311	–	2	12,919	7,908
US Alt-A residential mortgage-related assets	3,288	14,760	173	–	18,221	11,193
Direct lending	342	–	–	–	342	–
MBSs[1]	2,946	14,760	173	–	17,879	11,193
US government agency mortgage-related assets
MBSs[1]	204	5,239	552	–	5,995	–
US government-sponsored enterprises
mortgage-related assets
MBSs[1]	2,583	11,414	1,881	26	15,904	–
Other residential mortgage-related assets	5,243	5,701	–	289	11,233	4,441
Direct lending	416	–	–	–	416	–
MBSs[1]	4,827	5,701	–	289	10,817	4,441
Commercial property mortgage-related assets
MBSs and MBS CDO[1]	3,467	10,505	–	105	14,077	8,600
Leveraged finance-related assets
ABSs and ABS CDOs[1]	263	5,820	–	–	6,083	5,126
Student loan-related assets
ABSs and ABS CDOs[1]	144	7,052	–	–	7,196	6,308
Other assets	6,252	10,683	–	7,736	24,671	9,495
Direct lending	3	–	–	–	3	–
ABSs and ABS CDOs[1]	6,249	10,683	–	7,736	24,668	9,495

	30,875	80,485	2,606	8,158	122,124	56,667

For footnotes, see page 162.
The above table excludes leveraged finance transactions, which are shown separately on page 160.

     Included in the above table are ABSs which are held through SPEs that are consolidated by HSBC. Although HSBC includes these assets in full on its balance sheet, the risks arising from the assets are mitigated to the extent of third-party investment in notes issued by those SPEs. For a description of HSBC’s holdings of and arrangements with SPEs, see page 173.

     The exposure detailed above includes long positions where risk is mitigated by specific credit derivatives with monoline insurers (‘monolines’) and other financial institutions. These positions comprise:

•	residential MBSs with a carrying amount of US$0.9 billion (2007: US$2.1 billion);

•	residential MBS CDOs with a carrying amount of US$39 million (2007: US$349 million); and

•	ABSs other than residential MBSs and MBS CDOs with a carrying amount of US$9.8 billion (2007: US$10.8 billion).

In the tables which follow, carrying amounts and gains and losses are given for securities except those where risk is mitigated through specific credit derivatives with monolines. The counterparty credit risk arising from the derivative transactions undertaken with monolines is covered in the monoline exposure analysis on page 159.

     US government-sponsored enterprises mortgage-related assets shown in the table above include holdings of securities issued by Freddie Mac of US$8.0 billion (2007: US$6.8 billion) and by Fannie Mae of US$6.6 billion (2007: US$8.5 billion).

Back to Contents

HSBC’s consolidated holdings of US ABSs, and direct lending held at fair value through profit or loss

	2008				At 31 December 2008

			Fair value
	Unrealised	Realised	movements				CDS		Net
	gains and	gains and	through	Impair-	Gross		gross		principal		Carrying
	(losses) [3]	(losses) [4]	equity [5]	ment [6]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]
	US$m	US$m	US$m	US$m	US$m		US$m		US$m		US$m
US sub-prime residential
mortgage-related assets
Direct lending	(494)	7	–	–	3,653		–		3,653		2,789
MBSs[1]	(784)	1	(1,578)	–	6,845		794		6,051		3,044
– high grade[2]	(243)	6	(290)	–	2,903		507		2,396		1,634
– rated C to A	(444)	(4)	(1,288)	–	3,913		287		3,626		1,399
– not publicly rated	(97)	(1)	–	–	29		–		29		11
MBS CDOs[1]	(110)	–	(55)	(50)	1,042		234		808		61
– high grade[2]	–	–	(78)	–	172		27		145		45
– rated C to A	(110)	–	23	(50)	870		207		663		16

	(1,388)	8	(1,633)	(50)	11,540		1,028		10,512		5,894

US Alt-A residential
mortgage-related assets
Direct lending	(11)	–	–	–	264		–		264		246
MBSs[1]	(737)	9	(6,416)	(510)	16,860		436		16,424		7,174
– high grade[2]	(446)	17	(3,012)	(82)	9,804		317		9,487		4,869
– rated C to A	(292)	(7)	(3,404)	(428)	7,041		119		6,922		2,293
– not publicly rated	1	(1)	–	–	15		–		15		12

	(748)	9	(6,416)	(510)	17,124		436		16,688		7,420

US government agency
mortgage-related assets
MBSs[1]
– high grade[2]	3	9	122	–	8,448		–		8,448		8,551
US government-sponsored
enterprises mortgage-related assets
MBSs[1]
– high grade[2]	(54)	31	270	–	15,022		–		15,022		15,349
Other US residential
mortgage-related assets
Direct lending	23	(9)	–	–	691		–		691		677
MBSs[1]	(65)	(37)	33	–	1,039		284		755		614
– high grade[2]	(63)	(37)	33	–	959		262		697		574
– rated C to A	(2)	–	–	–	80		22		58		40

	(42)	(46)	33	–	1,730		284		1,446		1,291

Commercial property
mortgage-related assets
MBS and MBS CDOs[1]	(57)	(19)	(1,709)	–	5,797		553		5,244		3,182
– high grade[2]	(57)	(18)	(1,696)	–	5,658		553		5,105		3,059
– rated C to A	–	(1)	(13)	–	108		–		108		94
– not publicly rated	–	–	–	–	31		–		31		29

Balance carried forward	(2,286)	(8)	(9,333)	(560)	59,661		2,301		57,360		41,687

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

Nature and extent of exposures

HSBC’s consolidated holdings of US ABSs, and direct lending held at fair value through profit or loss (continued)

	2008				At 31 December 2008

			Fair value
	Unrealised	Realised	movements				CDS		Net
	gains and	gains and	through	Impair-	Gross		gross		principal		Carrying
	(losses) [3]	(losses) [4]	equity [5]	ment [6]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]
	US$m	US$m	US$m	US$m	US$m		US$m		US$m		US$m

Balance brought forward	(2,286)	(8)	(9,333)	(560)	59,661		2,301		57,360		41,687
Leveraged finance-related assets
ABSs and ABS CDOs[1]	(15)	–	(1,000)	–	5,212		551		4,661		3,390
– high grade[2]	(15)	–	(996)	–	5,193		551		4,642		3,375
– rated C to A	–	–	(4)	–	19		–		19		15
Student loan-related assets
ABSs and ABS CDOs[1]	(63)	(4)	(1,959)	–	7,610		279		7,331		4,908
– high grade[2]	(47)	(4)	(1,649)	–	6,888		279		6,609		4,523
– rated C to A	(16)	–	(310)	–	722		–		722		385
Other assets
ABS and ABS CDOs[1]	(247)	(90)	(807)	(33)	7,885		1,539		6,346		4,277
– high grade[2]	(153)	(71)	(589)	–	5,216		1,370		3,846		2,725
– rated C to A	(94)	(19)	(218)	(13)	1,916		169		1,747		805
– not publicly rated	–	–	–	(20)	753		–		753		747

Total	(2,611)	(102)	(13,099)	(593)	80,368		4,670		75,698		54,262

	2007					At 31 December 2007

			Fair value
	Unrealised	Realised	movements					CDS		Net
	gains and	gains and	through	Impair-		Gross		gross		principal		Carrying
	(losses) [3]	(losses) [4]	equity [5]	ment	[6]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]
	US$m	US$m	US$m	US$m		US$m		US$m		US$m		US$m

US sub-prime residential mortgage-related assets[11]
Direct lending	(385)	(251)	–	–		6,288		–		6,288		5,825
MBSs[1]	(564)	(69)	(290)	–		9,576		657		8,919		7,981
– high grade[2]	(121)	(10)	(289)	–		9,079		647		8,432		7,807
– rated C to A	(275)	(36)	(1)	–		462		10		452		153
– not publicly rated	(168)	(23)	–	–		35		–		35		21
MBS CDOs[1]	(21)	–	(45)	–		1,157		652		505		440
– high grade[2]	(19)	–	(40)	–		923		454		469		411
– rated C to A	(2)	–	(5)	–		234		198		36		29

	(970)	(320)	(335)	–		17,021		1,309		15,712		14,246

US Alt-A residential mortgage-related assets
Direct lending	–	–	–	–		341		–		341		342
MBSs[1]	(128)	(36)	(802)	–		19,175		205		18,970		17,708
– high grade[2]	(122)	(6)	(802)	–		19,099		205		18,894		17,640
– rated C to A	(6)	(30)	–	–		64		–		64		56
– not publicly rated	–	–	–	–		12		–		12		12

	(128)	(36)	(802)	–		19,516		205		19,311		18,050

US government agency mortgage-related assets
MBSs[1]
– high grade[2]	2	3	49	–		5,996		–		5,996		5,995

Balance carried forward	(1,096)	(353)	(1,088)	–		42,533		1,514		41,019		38,291

Back to Contents
	2007					At 31 December 2007

			Fair value
	Unrealised	Realised	movements					CDS		Net
	gains and	gains and	through	Impair-		Gross		gross		principal		Carrying
	(losses) [3]	(losses) [4]	equity [5]	ment	[6]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]
	US$m	US$m	US$m	US$m		US$m		US$m		US$m		US$m

Balance brought forward	(1,096)	(353)	(1,088)	–		42,533		1,514		41,019		38,291
US government-sponsored enterprises mortgage-related assets
MBSs[1]
– high grade[2]	12	(39)	3	–		16,125		–		16,125		15,904
Other US residential mortgage-related assets
Direct lending	(10)	(29)	–	–		424		–		424		416
MBSs[1]	(34)	–	(1)	–		1,587		821		766		756
– high grade[2]	(30)	–	(1)	–		1,565		799		766		756
– rated C to A	(4)	–	–	–		22		22		–		–

	(44)	(29)	(1)	–		2,011		821		1,190		1,172

Commercial property mortgage-related assets
MBS and MBS CDOs[1]	(30)	–	(141)	–		5,981		685		5,296		5,196
– high grade[2]	(30)	–	(141)	–		5,760		685		5,075		4,983
– not publicly rated	–	–	–	–		221		–		221		213
Leveraged finance-related assets ABSs and ABS CDOs[1]
– high grade[2]	(6)	–	(89)	–		4,930		322		4,608		4,432
Student loan-related assets
ABSs and ABS CDOs[1]	5	–	(338)	–		7,352		–		7,352		7,196
– high grade[2]	7	–	(338)	–		7,312		–		7,312		7,159
– rated C to A	(2)	–	–	–		40		–		40		37
Other assets
ABS and ABS CDOs[1]	(100)	(3)	(134)	–		8,943		2,735		6,208		6,204
– high grade[2]	(99)	(3)	(134)	–		8,233		2,707		5,526		5,557
– rated C to A	(1)	–	–	–		595		28		567		550
– not publicly rated	–	–	–	–		115		–		115		97

Total	(1,259)	(424)	(1,788)	–		87,875		6,077		81,798		78,395

For footnotes, see page 162.

HSBC’s consolidated holdings of UK ABSs, and direct lending held at fair value through profit or loss

	2008					At 31 December 2008

			Fair value
	Unrealised	Realised	movements					CDS		Net
	gains and	gains and	through	Impair-		Gross		gross		principal		Carrying
	(losses) [3]	(losses) [4]	equity [5]	ment	[6]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]
	US$m	US$m	US$m	US$m		US$m		US$m		US$m		US$m
UK non-conforming residential mortgage-related assets
MBSs[1]	(3)	–	(294)	–		1,425		–		1,425		1,100
– high grade[2]	(1)	–	(268)	–		1,349		–		1,349		1,051
– rated C to A	(2)	–	(26)	–		76		–		76		49
Other UK residential mortgage-related assets
MBSs[1]	(47)	(8)	(709)	–		5,781		–		5,781		4,568
– high grade[2]	(27)	(10)	(694)	–		5,289		–		5,289		4,185
– rated C to A	(20)	2	(15)	–		488		–		488		382
– not publicly rated	–	–	–	–		4		–		4		1

Balance carried forward	(50)	(8)	(1,003)	–		7,206		–		7,206		5,668

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

Nature and extent of exposures

HSBC’s consolidated holdings of UK ABSs, and direct lending held at fair value through profit or loss (continued)

	2008					At 31 December 2008

			Fair value
	Unrealised	Realised	movements					CDS		Net
	gains and	gains and	through	Impair-		Gross		gross		principal		Carrying
	(losses) [3]	(losses) [4]	equity [5]	ment	[6]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]
	US$m	US$m	US$m	US$m		US$m		US$m		US$m		US$m

Balance brought forward	(50)	(8)	(1,003)	–		7,206		–		7,206		5,668
Commercial property mortgage-related assets MBS and MBS CDOs[1]	(112)	(6)	(571)	–		3,836		–		3,836		3,017
– high grade[2]	(83)	(6)	(560)	–		3,665		–		3,665		2,910
– rated C to A	(29)	–	(11)	–		156		–		156		101
– not publicly rated	–	–	–	–		15		–		15		6
Leveraged finance-related assets ABSs and ABS CDOs[1]
– high grade[2]	–	–	(77)	–		761		384		377		293

Student loan-related assets ABSs and ABS CDOs[1]
– high grade[2]	–	–	–	–		98		–		98		55
Other assets
ABS and ABS CDOs[1]	(10)	(4)	(413)	–		7,623		5,102		2,521		1,997
– high grade[2]	(8)	(4)	(52)	–		1,751		–		1,751		1,607
– rated C to A	(2)	–	(361)	–		770		–		770		390
– not publicly rated	–	–	–	–		5,102		5,102		–		–

Total	(172)	(18)	(2,064)	–		19,524		5,486		14,038		11,030

	2007					At 31 December 2007

			Fair value
	Unrealised	Realised	movements					CDS		Net
	gains and	gains and	through			Gross		gross		principal		Carrying
	(losses) [3]	(losses) [4]	equity [5]	Impairment	[6]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]
	US$m	US$m	US$m	US$m		US$m		US$m		US$m		US$m

UK non-conforming residential mortgage-related assets MBSs[1]	(5)	–	(15)	–		3,355		–		3,355		3,211
– high grade[2]	(3)	–	(15)	–		3,321		–		3,321		3,183
– rated C to A	(2)	–	–	–		28		–		28		24
– not publicly rated	–	–	–	–		6		–		6		4
Other UK residential mortgage-related assets MBSs[1]	(53)	(14)	(121)	–		5,943		–		5,943		5,640
– high grade[2]	(22)	(14)	(118)	–		5,411		–		5,411		5,156
– rated C to A	(31)	–	(3)	–		520		–		520		472
– not publicly rated	–	–	–	–		12		–		12		12
Commercial property mortgage-related assets MBS and MBS CDOs[1]	(64)	(2)	(40)	–		5,330		–		5,330		4,902
– high grade[2]	(54)	(2)	(39)	–		4,437		–		4,437		4,095
– rated C to A	(10)	–	(1)	–		173		–		173		113
– not publicly rated	–	–	–	–		720		–		720		694
Leveraged finance-related assets ABSs and ABS CDOs[1]	–	–	(8)	–		675		330		345		336
– high grade[2]	–	–	(8)	–		366		21		345		336
– not publicly rated	–	–	–	–		309		309		–		–
Other assets
ABS and ABS CDOs[1]	(13)	–	(38)	–		9,385		6,802		2,583		2,511
– high grade[2]	(8)	–	(38)	–		2,225		–		2,225		2,170
– rated C to A	(5)	–	–	–		26		–		26		29
– not publicly rated	–	–	–	–		7,134		6,802		332		312

Total	(135)	(16)	(222)	–		24,688		7,132		17,556		16,600

For footnotes, see page 162.

Back to Contents

HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss, other than those supported by US and UK-originated assets

	2008				At 31 December 2008

			Fair value
	Unrealised	Realised	movements				CDS		Net
	gains and	gains and	through		Gross		gross		principal		Carrying
	(losses) [3]	(losses) [4]	equity [5]	Impairment [6]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]
	US$m	US$m	US$m	US$m	US$m		US$m		US$m		US$m
Non-US and non-UK non-sub-prime residential mortgage-related assets
MBSs[1]	–	–	–	(8)	47		–		47		39
– high grade[2]	–	–	–	(8)	46		–		46		38
– rated C to A	–	–	–	–	1		–		1		1
MBS CDOs[1]	(15)	–	(3)	–	53		–		53		26
– high grade[2]	(14)	–	(3)	–	40		–		40		23
– rated C to A	(1)	–	–	–	11		–		11		1
– not publicly rated	–	–	–	–	2		–		2		2
Other non-US and non-UK residential mortgage-related assets
MBSs[1]	(66)	(27)	(62)	–	2,411		–		2,411		2,051
– high grade[2]	(59)	(28)	(62)	–	2,184		–		2,184		1,878
– rated C to A	(6)	–	–	–	149		–		149		127
– not publicly rated	(1)	1	–	–	78		–		78		46
Commercial property mortgage-related assets MBS and MBS CDOs[1]	(123)	(2)	(463)	–	3,051		–		3,051		2,311
– high grade[2]	(91)	(14)	(453)	–	2,928		–		2,928		2,234
– rated C to A	(32)	12	(7)	–	112		–		112		69
– not publicly rated	–	–	(3)	–	11		–		11		8
Leveraged finance-related assets ABSs and ABS CDOs[1]
– high grade[2]	(4)	1	(229)	–	1,419		1		1,418		1,098
Other assets ABS and ABS CDOs[1]	(209)	(13)	(241)	(51)	5,604		1,853		3,751		3,188
– high grade[2]	(168)	(6)	(92)	–	4,379		1,679		2,700		2,199
– rated C to A	(41)	(7)	(149)	–	906		174		732		707
– not publicly rated	–	–	–	(51)	319		–		319		282

Total	(417)	(41)	(998)	(59)	12,585		1,854		10,731		8,713

	2007					At 31 December 2007

			Fair value
	Unrealised	Realised	movements					CDS		Net
	gains and	gains and	through			Gross		gross		principal		Carrying
	(losses) [3]	(losses) [4]	equity [5]	Impairment	[6]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]
	US$m	US$m	US$m	US$m		US$m		US$m		US$m		US$m
Non-US and non-UK non- sub-prime residential mortgage-related assets
MBSs[1]	–	–	–	–		624		–		624		385
– high grade[2]	–	–	–	–		447		–		447		279
– rated C to A	–	–	–	–		104		–		104		38
– not publicly rated	–	–	–	–		73		–		73		68
Other non-US and non-UK residential mortgage-related assets
MBSs[1]	(20)	(10)	(6)	–		4,001		814		3,187		3,055
– high grade[2]	(16)	(8)	(6)	–		3,703		710		2,993		2,869
– rated C to A	(6)	–	–	–		130		90		40		36
– not publicly rated	2	(2)	–	–		168		14		154		150

Balance carried forward	(20)	(10)	(6)	–		4,625		814		3,811		3,440

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

Nature and extent of exposures > Monolines

HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss, other than those supported by US and UK-originated assets (continued)

	2007				At 31 December 2007

			Fair value
	Unrealised	Realised	movements				CDS		Net
	gains and	gains and	through	Impair-	Gross		gross		principal		Carrying
	(losses) [3]	(losses) [4]	equity [5]	ment [6]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]
	US$m	US$m	US$m	US$m	US$m		US$m		US$m		US$m

Balance brought forward	(20)	(10)	(6)	–	4,625		814		3,811		3,440
Commercial property mortgage-related assets
MBS and MBS CDOs[1]	(9)	–	(20)	–	3,576		238		3,338		3,051
– high grade[2]	(6)	–	(20)	–	3,212		102		3,110		2,827
– rated C to A	(3)	–	–	–	185		136		49		49
– not publicly rated	–	–	–	–	179		–		179		175
Leveraged finance-related assets
ABSs and ABS CDOs[1]	(3)	–	(20)	–	1,356		3		1,353		1,315
– high grade[2]	(3)	–	(20)	–	1,281		2		1,279		1,244
– not publicly rated	–	–	–	–	75		1		74		71
Other assets
Direct lending	–	–	–	–	3		–		3		3
ABS and ABS CDOs[1]	(2)	6	(18)	(36)	7,929		1,702		6,227		6,113
– high grade[2]	(5)	(2)	(18)	(36)	7,310		1,443		5,867		5,550
– rated C to A	–	5	–	–	547		259		288		522
– not publicly rated	3	3	–	–	72		–		72		41

	(2)	6	(18)	(36)	7,932		1,702		6,230		6,116

Total	(34)	(4)	(64)	(36)	17,489		2,757		14,732		13,922

For footnotes, see page 162.

The following table shows the vintages of the collateral assets supporting HSBC’s holdings of US sub-prime and Alt-A MBSs. Market prices for these instruments generally incorporate higher discounts	for later vintages. The majority of HSBC’s holdings of US sub-prime MBSs are originated pre-2007; holdings of US Alt-A MBSs are more evenly distributed between pre- and post-2007 vintages.

Vintages of US sub-prime and Alt-A mortgage-backed securities

	Gross principal[7] of US sub-prime		Gross principal[7] of US Alt-A
	mortgage-backed securities		mortgage-backed securities
	at 31 December		at 31 December

	2008	2007	2008	2007
	US$m	US$m	US$m	US$m
Mortgage vintage
Pre-2006	2,012	3,170	2,695	2,870
2006	4,287	5,186	7,712	7,777
2007	1,588	2,377	6,453	8,528

	7,887	10,733	16,860	19,175

For footnotes, see page 162.

Transactions with monoline insurers

HSBC’s exposure to derivative transactions entered into directly with monoline insurers

HSBC’s principal exposure to monolines is through a number of over-the-counter (‘OTC’) derivative transactions, mainly credit default swaps (‘CDS’s). HSBC entered into these CDSs primarily to purchase credit protection against securities held within the trading portfolio.

     During 2008, the notional value of contracts with monolines decreased as certain transactions were commuted and others matured. Nevertheless, HSBC’s overall credit exposure to monolines increased as the fair value of the underlying securities declined, causing the value of the CDS protection purchased to increase. The table below sets out the fair value, essentially the replacement cost, of the derivative transactions at 31 December 2008, and hence the amount at risk if the CDS

Back to Contents

protection purchased were to be wholly ineffective because, for example, the monoline insurer was subdivided between those monolines that were rated by S&P at ‘BBB or above’ at 31 December 2008, and those that were ‘below BBB’ (‘BBB’ is the S&P cut-off for an investment grade classification). As certain monolines were downgraded during 2008, exposure to monolines rated ‘below BBB’ at 31 December 2008 increased from the position as at 31 December 2007. The ‘Credit risk adjustment’

unable to meet its obligations. In order to illustrate that risk, the value of protection purchased is shown column indicates the valuation adjustment (the provision) taken against the net exposures, and reflects the assessed loss of value on purchased protection arising from the deterioration in creditworthiness of the monolines. These valuation adjustments, which reflect a measure of the irrecoverability of the protection purchased, have been charged to the income statement.

HSBC’s exposure to derivative transactions entered into directly with monoline insurers

		Net exposure			Net exposure
	Notional	before credit		Credit risk	after credit
	amount	risk adjustment	[12]	adjustment [13]	risk adjustment
	US$m	US$m		US$m	US$m
At 31 December 2008
Derivative transactions with monoline counterparties
Monoline – BBB or above	9,627	2,829		(740)	2,089
Monoline – below BBB	2,731	1,104		(752)	352

	12,358	3,933		(1,492)	2,441

At 31 December 2007
Derivative transactions with monoline counterparties
Monoline – BBB or above	14,314	1,342		(133)	1,209
Monoline – below BBB	1,120	214		(214)	–

	15,434	1,556		(347)	1,209

For footnotes, see page 162.

     The above table can be analysed as follows. HSBC has derivative transactions referenced to underlying securities with a nominal value of US$12.4 billion, whose value at 31 December 2008 indicated a potential claim against the protection purchased from the monolines of some US$3.9 billion. On the basis of a credit assessment of the standing of the monolines, a provision of US$1.5 billion has been taken, leaving US$2.4 billion exposed, of which US$2.1 billion is recoverable from monolines rated investment grade at 31 December 2008. The provisions taken imply in aggregate that 74 cents in the dollar will be recoverable from investment grade monolines and 32 cents in the dollar from non-investment grade monolines.

HSBC’s exposure to direct lending and irrevocable commitments to lend to monoline insurers

HSBC has outstanding liquidity facilities totalling US$47 million to monoline insurers, of which US$2 million was drawn at 31 December 2008 (2007: US$158 million, none drawn).

HSBC’s exposure to debt securities which benefit from guarantees provided by monoline insurers

Within both the trading and available-for-sale portfolios, HSBC holds bonds that are ‘wrapped’ with a credit enhancement from a monoline insurer. As the bonds are traded explicitly with the benefit of this enhancement, any deterioration in the credit profile of the monoline insurer is reflected in market prices and, therefore, in the carrying amount of these securities on HSBC’s balance sheet at 31 December 2008. For wrapped bonds held in the trading portfolio, the mark-to-market movement has been reflected through the income statement. For wrapped bonds held in the available-for-sale portfolio, the mark-to-market movement is reflected in equity unless there is objective evidence of impairment, in which case the impairment loss is reflected in the income statement. No wrapped bonds were included in the reclassification of financial assets described on page 145.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

Nature and extent of exposures > Monolines / Leveraged finance

HSBC’s exposure to Credit Derivative Product Companies

CDPCs are independent companies that specialise in selling credit default protection on corporate exposures. As corporate credit spreads widened during the second half of 2008, increasing the potential value of claims against the CDPCs, the creditworthiness of CDPCs became a focus. At 31 December 2008, HSBC had purchased credit protection from CDPCs with a notional value of US$6.4 billion (2007: US$5.7 billion) which had a fair value (essentially, replacement cost) of US$1.2 billion (2007: US$218 million), against which a credit risk adjustment (a provision) of US$228 million (2007: nil) was held. All of the fair value exposures at 31 December 2008 and 2007 represented exposure to CDPCs with investment grade ratings.

Leveraged finance transactions

Leveraged finance transactions include sub-investment grade acquisition or event-driven financing. During the second half of 2008, HSBC reclassified US$6.5 billion of leveraged finance loans from the held-for-trading category to loans and receivables as detailed on page 146 as its intention now is to hold these assets for the foreseeable future or until maturity. Impairment on these reclassified assets is now recognised on an incurred loss basis. The following tables show HSBC’s gross commitments and exposure to leveraged finance transactions arising from primary transactions and the movement in that leveraged finance exposure in the year. HSBC’s additional exposure to leveraged finance loans through holdings of ABSs from its trading and investment activities is shown in the tables on pages 151 and 152.

HSBC’s gross commitments to leveraged finance transactions by geographical segment

	Funded	Unfunded	Total
	commitments	commitments	commitments
	US$m	US$m	US$m
At 31 December 2008
Europe	3,818	543	4,361
Rest of Asia-Pacific	25	12	37
North America	1,987	268	2,255

	5,830	823	6,653

	Funded	Unfunded	Total
	commitments	commitments	commitments
	US$m	US$m	US$m
At 31 December 2007
Europe	4,004	1,822	5,826
Hong Kong	–	160	160
Rest of Asia-Pacific	45	182	227
North America	1,991	733	2,724

	6,040	2,897	8,937

HSBC’s exposure to leveraged finance transactions

	At 31 December

	Funded		Unfunded		Total
	exposures	[14]	exposures	[15]	exposures
	US$m		US$m		US$m
2008
Europe	3,554		480		4,034
Rest of Asia-Pacific	25		12		37
North America	1,825		258		2,083

	5,404		750		6,154

Held within:
– loans and receivables	5,401		482		5,883
– fair value through the profit or loss	3		268		271

Back to Contents
	At 31 December

	Funded		Unfunded		Total
	exposures	[14]	exposures	[15]	exposures
	US$m		US$m		US$m
2007
Europe	3,903		1,813		5,716
Hong Kong	–		160		160
Rest of Asia-Pacific	45		182		227
North America	1,917		722		2,639

	5,865		2,877		8,742

Held within:
– loans and receivables	424		546		970
– fair value through the profit or loss	5,441		2,331		7,772

For footnotes, see page 162.

Movement in leveraged finance exposures
	Funded	Unfunded	Total
	exposures [14]	exposures [15]	exposures
	US$m	US$m	US$m

At 31 December 2007	5,865	2,877	8,742
Additions	128	647	775
Fundings	834	(834)	–
Sales, repayments and other movements	(1,184)	(1,875)	(3,059)
Write-downs	(239)	(65)	(304)

At 31 December 2008	5,404	750	6,154

For footnotes, see page 162.

     The fall in unfunded exposures during 2008 primarily relates to the depreciation in sterling against the US dollar.

     As described in the background to market turmoil on page 144, the dislocation of financial markets developed in the second half of 2007 and continued throughout 2008. Consequently, income statement write-downs on leveraged finance transactions are presented for the three half-year periods affected to date.

	Half-year to

	31 December	30 June	31 December
	2008	2008	2007
	US$m	US$m	US$m

Write-downs taken to income statement	–	278	195
Impairment of leveraged finance loans taken to the income statement	26	–	–
For footnotes, see page 162.

     As a result of the reclassification of certain leveraged finance loans from held-for-trading to loans and receivables, write-downs of US$1.2 billion were not taken to the income statement for the half year to 31 December 2008.

     At 31 December 2008, HSBC’s principal exposures were to companies in two sectors:

US$3.6 billion to data processing (2007: US$3.8 billion) and US$1.7 billion to communications and infrastructure (2007: US$2.7 billion). During the year, 99 per cent of the total write-downs were against exposures in these two sectors.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

Footnotes / Fair values of financial instruments / Carried at fair value

Footnotes to ‘Nature and extent of HSBC’s exposures’

1	Mortgage-backed securities (‘MBSs’), asset-backed securities (‘ABSs’) and collateralised debt obligations (‘CDOs’).
2	High grade assets rated AA or AAA.
3	Unrealised gains and losses on the net principal exposure (see footnote 9) recognised in the income statement as a result of changes in the fair value of the asset, adjusted for the cumulative amount of transfers to realised gains and losses as a result of the disposal of assets.
4	Realised gains and losses on the net principal exposure (see footnote 9) recognised in the income statement as a result of the disposal of assets.
5	Fair value gains and losses on the net principal exposure (see footnote 9) recognised in equity as a result of the changes in the fair value of available-for-sale assets, adjusted for transfers from the available-for-sale reserve to the income statement as a result of impairment, and adjusted for transfers to realised gains and losses following the disposal of assets.
6	Impairment losses recognised in the income statement in respect of the net principal exposure (see footnote 9) of available-for-sale and held-to-maturity assets.
7	The gross principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redemption amounts through the residual life of the security.
8	A CDS is a credit default swap. CDS gross protection is the gross principal of the underlying instrument that is protected by CDSs.
9	Net principal exposure is the gross principal amount of assets that are not protected by CDSs. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.
10	Carrying amount of the net principal exposure.
11	During 2008, the Group reclassified holdings of HELoCs to US sub-prime residential mortgage-related assets from Other US residential mortgage-related assets, and restated the amounts of certain direct lending exposures presented in the ABS tables to show the gross carrying amount of assets on the consolidated balance sheet rather than the net exposure, consistent with other direct lending exposures. 2007 amounts have been restated accordingly, resulting in an increase of US$6.3 billion in the reported balance of US sub-prime mortgage-related assets as at 31 December 2007.
12	Net exposure after legal netting and any other relevant credit mitigation prior to deduction of the credit risk adjustment.
13	Cumulative fair value adjustment recorded against OTC derivative counterparty exposures to reflect the creditworthiness of the counterparty.
14	Funded exposure represents the loan amount advanced to the customer, less any fair value write-downs, net of fees held on deposit.
15	Unfunded exposures represent the contractually committed loan facility amount not yet drawn down by the customer, less any fair value write-downs, net of fees held on deposit.

Fair values of financial instruments

(Audited)

The classification of financial instruments is determined in accordance with the accounting policies set out in Note 2 on the Financial Statements, and the use of assumptions and estimation in respect of valuation of financial instruments as described on page 63. The following is a description of HSBC’s methods of determining fair value and its related control framework, and a quantification of its exposure to financial instruments measured at fair value.

     Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

     Financial instruments measured at fair value on an ongoing basis include trading assets and liabilities, instruments designated at fair value, derivatives and financial investments classified as available for sale (including treasury and other eligible bills, debt securities, and equity securities).

Fair values of financial instruments carried at fair value

Control framework

Fair values are subject to a control framework designed to ensure that they are either determined or validated by a function independent of the risk-taker.

To this end, ultimate responsibility for the determination of fair values lies with Finance, which reports functionally to the Group Finance Director. Finance establishes the accounting policies and procedures governing valuation, and is responsible for ensuring that they comply with all relevant accounting standards.

     For all financial instruments where fair values are determined by reference to externally quoted prices or observable pricing inputs to models, independent price determination or validation is utilised. In inactive markets, direct observation of a traded price may not be possible. In these circumstances, HSBC will source alternative market information to validate the financial instrument’s fair value, with greater weight given to information that is considered to be more relevant and reliable. The factors that are considered in this regard are, inter alia:

•	the extent to which prices may be expected to represent genuine traded or tradeable prices;

•	the degree of similarity between financial instruments;

•	the degree of consistency between different sources;

•	the process followed by the pricing provider to derive the data;

Back to Contents
•	the elapsed time between the date to which the market data relates and the balance sheet date; and

•	the manner in which the data was sourced.

      Models provide a logical framework for the capture and processing of necessary valuation inputs. For fair values determined using a valuation model, the control framework may include, as applicable, independent development or validation of (i) the logic within valuation models; (ii) the inputs to those models; (iii) any adjustments required outside the valuation models; and, (iv) where possible, model outputs. Valuation models are subject to a process of due diligence and calibration before becoming operational and are calibrated against external market data on an ongoing basis.

     The results of the independent validation process are reported to, and considered by, Valuation Committees. Valuation Committees are composed of valuation experts from several independent support functions (Product Control, Market Risk Management, Derivative Model Review Group and Finance) in addition to senior management. The members of each Valuation Committee consider the appropriateness and adequacy of the fair value adjustments and the effectiveness of valuation models. If necessary, they may require changes to model calibration or calibration procedures. The Valuation Committees are overseen by the Valuation Committee Review Group, which consists of Heads of Global Banking and Markets’ Finance and Risk Functions. All subjective valuation items with a potential impact in excess of US$5 million are reported to the Valuation Committee Review Group.

Determination of fair value

Fair values are determined according to the following hierarchy:

•	Quoted market price: financial instruments with quoted prices for identical instruments in active markets.

•	Valuation technique using observable inputs: financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

•	Valuation technique with significant unobservable inputs: financial instruments valued using valuation techniques where one or more significant inputs are unobservable.

     The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used.

     The judgement as to whether a market is active may include, but is not restricted to, the consideration of factors such as the magnitude and frequency of trading activity, the availability of prices and the size of bid/offer spreads. In inactive markets, obtaining assurance that the transaction price provides evidence of fair value or determining the adjustments to transaction prices that are necessary to measure the fair value of the instrument requires additional work during the valuation process.

     The majority of valuation techniques employ only observable market data, and so the reliability of the fair value measurement is high. However, certain financial instruments are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable, and for them, the derivation of fair value is more judgemental. An instrument in its entirety is classified as valued using significant unobservable inputs if, in the opinion of management, a significant proportion of the instrument’s balance sheet value and/or inception profit (‘day 1 gain or loss’) is driven by unobservable inputs. ‘Unobservable’ in this context means that there is little or no current market data available from which to determine the price at which an arm’s length transaction would be likely to occur. It generally does not mean that there is no market data available at all upon which to base a determination of fair value (consensus pricing data may, for example, be used). Furthermore, in some cases the majority of the fair value derived from a valuation technique with significant unobservable inputs may be attributable to observable inputs. Consequently, the effect of uncertainty in determining unobservable inputs will generally be restricted to uncertainty about the overall fair value of the financial instrument being measured. To help in understanding the extent and the range of this uncertainty, additional information is provided in the section headed ‘Effect of changes in significant unobservable assumptions to reasonably possible alternatives’ below.

     In certain circumstances, primarily where debt is hedged with interest rate derivatives or structured notes issued, HSBC records its own debt in issue at fair value, based on quoted prices in an active market for the specific instrument concerned, if available. When quoted market prices are unavailable, the own debt in issue is valued using valuation techniques, the inputs for which are either based upon quoted

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

Fair values of financial instruments > Carried at fair value prices in an inactive market for the instrument, or are estimated by comparison with quoted prices in an active market for similar instruments. In both cases, the fair value includes the effect of applying the credit spread which is appropriate to HSBC’s liabilities. For all issued debt securities, discounted cash flow modelling is used to separate the change in fair value that may be attributed to HSBC’s credit spread movements from movements in other market factors such as benchmark interest rates or foreign exchange rates. Specifically, the change in fair value of issued debt securities attributable to the Group’s own credit spread is computed as follows: for each security at each reporting date, an externally verifiable price is obtained or a price is derived using credit spreads for similar securities for the same issuer. Then, using discounted cash flow, each security is valued using a risk-free discount curve. The difference in the valuations is attributable to the Group’s own credit spread. This methodology is applied consistently across all securities.

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

     Gains and losses arising from changes in the credit spread of liabilities issued by HSBC reverse over the contractual life of the debt, provided that the debt is not repaid early.

     All net positions in non-derivative financial instruments, and all derivative portfolios, are valued at bid or offer prices as appropriate. Long positions are marked at bid prices; short positions are marked at offer prices.

     The fair value of a portfolio of financial instruments quoted in an active market is calculated as the product of the number of units and its quoted price and no block discounts are made.

     The valuation techniques used when quoted market prices are not available incorporate certain assumptions that HSBC believes would be made by a market participant to establish fair value. When HSBC considers that there are additional considerations not included within the valuation model, appropriate adjustments may be made. Examples of such adjustments are:

•	Credit risk adjustment: an adjustment to reflect the creditworthiness of OTC derivative counterparties.
•	Market data/model uncertainty: an adjustment to reflect uncertainties in fair values based on unobservable market data inputs (for example, as a result of illiquidity), or in areas where the choice of valuation model is particularly subjective.

•	Inception profit (‘day 1 gain or loss’): for financial instruments valued at inception on the basis of one or more significant unobservable inputs, the difference between transaction price and model value, as adjusted, at inception (the day 1 gain or loss) is not recognised in the consolidated income statement, but is deferred. An analysis of the movement in the deferred day 1 gain or loss is provided on page 400.

     Transaction costs are not included in the fair value calculation, nor are the future costs of administering the OTC derivative portfolio. These, along with trade origination costs such as brokerage fees and post-trade costs, are included either in fee expense or in operating expenses.

     A detailed description of the valuation techniques applied to instruments of particular interest follows:

•	Private equity

HSBC’s private equity positions are generally classified as available for sale and are not traded in active markets. In the absence of an active market, an investment’s fair value is estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors, as well as by reference to market valuations for similar entities quoted in an active market, or the price at which similar companies have changed ownership. The exercise of judgement is required because of uncertainties inherent in estimating fair value for private equity investments.

•	Debt securities, treasury and other eligible bills, and equities

The fair value of these instruments is based on quoted market prices from an exchange, dealer, broker, industry group or pricing service, when available. When they are unavailable, the fair value is determined by reference to quoted market prices for similar instruments, adjusted as appropriate for the specific circumstances of the instruments.

Illiquidity and a lack of transparency in the market for debt securities backed by US sub-prime mortgages has resulted in less observable

Back to Contents
data being available. While quoted market prices are generally used to determine the fair value of these securities, valuation models are used to substantiate the reliability of the limited market data available and to identify whether any adjustments to quoted market prices are required.

In the absence of quoted market prices, fair value is determined using valuation techniques based on the calculation of the present value of expected future cash flows of the assets. The inputs to these valuation techniques are derived from observable market data and, where relevant, assumptions in respect of unobservable inputs. In respect of ABSs and mortgages, the assumptions may include prepayment speeds, default rates and loss severity based on collateral type, and performance as appropriate. The output from the valuation techniques is benchmarked for consistency against observable data.

•	Derivatives
OTC (i.e. non-exchange traded) derivatives are valued using valuation models. Valuation models calculate the present value of expected future cash flows, based upon ‘no-arbitrage’ principles. For many vanilla derivative products, such as interest rate swaps and European options, the modelling approaches used are standard across the industry. For more complex derivative products, there may be some differences in market practice. Inputs to valuation models are determined from observable market data wherever possible, including prices available from exchanges, dealers, brokers or providers of consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices via model calibration procedures. Finally, some inputs are not observable, but can generally be estimated from historical data or other sources. Examples of inputs that are generally observable include foreign exchange spot and forward rates, benchmark interest rate curves and volatility surfaces for commonly traded option products. Examples of inputs that may be unobservable include volatility surfaces, in whole or in part, for less commonly traded option products, and correlations between market factors.

•	Loans including leveraged loans and loans held for securitisation
Loans held at fair value are valued from broker quotes and/or market data consensus providers when available. In the absence of an observable market, the fair value is determined using valuation techniques including discounted cash flow models, which incorporate assumptions regarding an appropriate credit spread for the loan derived from other market instruments issued by the same or comparable entities.

•	Structured notes
The fair value of structured notes valued using a valuation technique is derived from the fair value of the underlying debt security as described above, and the fair value of the embedded derivative is determined as described in the paragraph above on derivatives.

Fair value valuation bases

The following table provides an analysis of the various bases described above which have been deployed for valuing financial assets and financial liabilities measured at fair value in the consolidated financial statements:

Bases of valuing financial assets and liabilities measured at fair value

		Valuation techniques

	Quoted	Using	With significant
	market	observable	unobservable
	price	inputs	inputs	Total
	US$m	US$m	US$m	US$m
At 31 December 2008
Assets
Trading assets	234,399	185,369	7,561	427,329
Financial assets designated at fair value	14,590	13,483	460	28,533
Derivatives	8,495	476,498	9,883	494,876
Financial investments: available for sale	103,949	173,157	9,116	286,222

Liabilities
Trading liabilities	105,584	135,559	6,509	247,652
Financial liabilities designated at fair value	23,311	51,276	–	74,587
Derivatives	9,896	473,359	3,805	487,060

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

Fair values of financial instruments > Carried at fair value

Bases of valuing financial assets and liabilities measured at fair value (continued)

		Valuation techniques

	Quoted	Using	With significant
	market	observable	unobservable
	price	inputs	inputs	Total
	US$m	US$m	US$m	US$m
At 31 December 2007
Assets
Trading assets	209,339	222,678	13,951	445,968
Financial assets designated at fair value	28,565	12,694	305	41,564
Derivatives	8,132	175,493	4,229	187,854
Financial investments: available for sale	77,045	187,677	8,510	273,232

Liabilities
Trading liabilities	140,629	167,967	5,984	314,580
Financial liabilities designated at fair value	37,709	52,230	–	89,939
Derivatives	8,879	171,444	3,070	183,393

     The main drivers of the movement in the balances of assets and liabilities measured at fair value with significant unobservable inputs were an increase in the fair value of derivative assets and liabilities due to market conditions, and a reduction in the level of ABSs and loans held at fair value due either to disposal, repayment or reclassification. At 31 December 2008, financial instruments measured at fair value using a valuation technique with significant unobservable inputs represented 2 per cent of total assets and liabilities measured at fair value (31 December 2007: 2 per cent).

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs

	Assets				Liabilities

			Designated			Designated
			at fair value			at fair value
	Available	Held for	through		Held for	through
	for sale	trading	profit or loss	Derivatives	trading	profit or loss	Derivatives
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Private equity investments	2,689	54	225	–	–	–	–
Asset-backed securities	4,264	882	–	95	–	–	565
Leveraged finance	–	266	–	–	–	–	33
Loans held for securitisation	–	2,133	–	–	–	–	–
Structured notes	–	87	–	–	5,294	–	–
Derivatives with monolines	–	–	–	2,441	–	–	–
Other derivatives	–	–	–	7,347	–	–	3,207
Other portfolios	2,163	4,139	235	–	1,215	–	–

	9,116	7,561	460	9,883	6,509	–	3,805

At 31 December 2007
Private equity investments	3,037	–	–	–	–	–	–
Asset-backed securities	4,223	2,073	–	–	–	–	–
Leveraged finance	–	3,349	–	–	–	–	–
Loans held for securitisation	–	5,100	–	–	–	–	–
Structured notes	–	–	–	–	5,396	–	–
Derivatives with monolines	–	–	–	1,010	–	–	–
Other derivatives	–	–	–	3,219	–	–	3,070
Other portfolios	1,250	3,429	305	–	588	–	–

	8,510	13,951	305	4,229	5,984	–	3,070

     At 31 December 2008, available-for-sale assets valued using a valuation technique with significant unobservable inputs principally comprised various ABSs, private equity investments and other portfolios, similar to the position at 31 December 2007.

     Trading assets valued using a valuation technique with significant unobservable inputs principally comprised loans held for securitisation and other portfolios. Other portfolios included holdings in various bonds, preference shares and corporate and mortgage loans. The decrease during the year largely reflected leveraged finance and ABS positions no longer held on a fair value basis following their reclassification to loans and receivables as a result of the amendment to IAS 39

Back to Contents

and a reduction in the level of loans held for securitisation.

     Derivative products valued using valuation techniques with significant unobservable inputs included certain types of correlation products, such as foreign exchange basket options, foreign exchange-interest rate hybrid transactions and long-dated option transactions. Examples of the latter are equity options, interest rate and foreign exchange options and certain credit derivatives. Credit derivatives included tranched CDS transactions. The increase in derivative assets during the year was mainly due to (i) the transfer of certain leveraged credit derivative transactions into this category because widening credit spreads increased the significance of unobservable credit spread volatilities, and (ii) a general increase in the fair value of derivative assets during 2008.

     Trading liabilities valued using a valuation technique with significant unobservable inputs principally comprised equity-linked structured note transactions. These notes, which HSBC issues to investors, provide the counterparty with a return that is linked to the performance of certain equity securities.

     The increase in derivative liabilities valued using a valuation technique with significant unobservable inputs was due to the general increase in the fair value of derivative liabilities during 2008.

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

As discussed above, the fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument and are not based on observable market data. The following table shows the sensitivity of these fair values to reasonably possible alternative assumptions:

	Reflected in profit or loss		Reflected in equity

	Favourable	Unfavourable	Favourable	Unfavourable
	changes	changes	changes	changes
	US$m	US$m	US$m	US$m
At 31 December 2008
Derivatives, trading assets and trading liabilities[1]	1,266	(703)	–	–
Financial assets and liabilities designated at fair value	30	(30)	–	–
Financial investments: available for sale	–	–	984	(1,005)

At 31 December 2007
Derivatives, trading assets and trading liabilities[1]	602	(415)	–	–
Financial assets and liabilities designated at fair value	30	(30)	–	–
Financial investments: available for sale	–	–	529	(591)

1	Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these financial instruments are risk-managed.

     The increase in the effect of changes in significant unobservable inputs in relation to derivatives, trading assets and trading liabilities during the year primarily reflected increased sensitivity of instruments to unobservable parameters across asset and liability classes.

Principal assumptions used in the valuation of financial instruments with significant unobservable inputs

	Reflected in profit or loss		Reflected in equity

	Favourable	Unfavourable	Favourable	Unfavourable
	changes	changes	changes	changes
	US$m	US$m	US$m	US$m
At 31 December 2008
Private equity investments	28	(28)	234	(261)
Asset-backed securities	90	(91)	667	(660)
Leveraged finance	2	(2)	–	–
Loans held for securitisation	41	(41)	–	–
Structured notes	8	(8)	–	–
Derivatives with monolines	341	(250)	–	–
Other derivatives	652	(224)	–	–
Other portfolios	134	(89)	83	(84)

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

Fair values of financial instruments > Carried at fair value

Principal assumptions used in the valuation of financial instruments with significant unobservable inputs (continued)

	Reflected in profit or loss		Reflected in equity

	Favourable	Unfavourable	Favourable	Unfavourable
	changes	changes	changes	changes
	US$m	US$m	US$m	US$m
At 31 December 2007
Private equity investments	–	–	228	(228)
Asset-backed securities	226	(178)	101	(163)
Leveraged finance	49	(49)	–	–
Loans held for securitisation	40	(40)	–	–
Structured notes	17	(17)	–	–
Derivatives with monolines	88	(109)	–	–
Other derivatives	132	(6)	–	–
Other portfolios	80	(46)	200	(200)

     Favourable and unfavourable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable parameter using statistical techniques. When parameters are not amenable to statistical analysis, quantification of uncertainty is judgemental.

     When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or most unfavourable change from varying the assumptions individually.

     In respect of private equity investments, the valuations are assessed on an asset by asset basis using a valuation methodology appropriate to the specific investment, in line with industry guidelines. In many of the methodologies, the principal assumption is the valuation multiple to be applied to the main financial indicators including, for example, multiples for comparable listed companies and discounts for marketability.

     For ABSs whose prices are unobservable, models are used to generate the expected value of the asset, incorporating benchmark information on factors such as prepayment speeds, default rates, loss severities and the historical performance of the underlying assets. The models used are calibrated by using securities for which external market information is available.

     For leveraged finance, loans held for securitisation and derivatives with monolines the principal assumption concerns the appropriate value to be attributed to the counterparty credit risk. This requires exposure at default, probability of default and recovery in the event of default to be estimated. For loan transactions, assessment of exposure at default is straight-forward. For derivative transactions, a future exposure profile is generated based on current market data. Probabilities of default and recovery levels are estimated using market evidence, which may include financial information, historical experience, CDS spreads and consensus recovery levels.

     In the absence of such evidence, management’s best estimate is used.

     For structured notes and other derivatives, principal assumptions concern the future volatility of asset values and the future correlation between asset values. For such unobservable assumptions, estimates are based on available market data, which may include the use of a proxy method to derive a volatility or a correlation from comparable assets for which market data is more readily available, and/or an examination of historical levels.

Changes in fair value recorded in the income statement

The following table quantifies the changes in fair values recognised in profit or loss during the year in respect of exposures whose fair values are estimated using valuation techniques that incorporate significant assumptions that are not evidenced by prices from observable current market transactions in the same instrument, and are not based on observable market data:

•	the table details the total change in fair value of these instruments; it does not isolate the component of the change that is attributable to the unobservable component;

•	instruments valued with significant unobservable inputs are frequently dynamically managed with instruments valued using observable inputs; the table does not include any changes in fair value of these latter instruments; and

•	the table reflects the full change in fair value during 2008 of assets and liabilities valued using significant unobservable inputs at 31 December 2008 which were observable at 31 December 2007.

Back to Contents
	2008	2007
	US$m	US$m
Recorded profit/(loss) on:
Derivatives, trading assets and trading liabilities	779	491
Financial assets and liabilities designated at fair value	109	9

     The profit during the year primarily reflects changes in the fair value of credit derivatives which were transferred from using a valuation technique with significant observable inputs to a valuation technique with significant unobservable inputs. The change in valuation technique was due to widening credit spreads which have increased the significance of unobservable credit spread volatilities. These movements are offset by reductions occurring due to write-downs of MBSs, mortgage loans acquired for the purpose of securitisation and credit derivative transactions executed against monoline insurers.

HSBC Holdings

The following table provides an analysis of the basis for valuing financial assets and financial liabilities measured at fair value in the financial statements:

Bases of valuing HSBC Holdings’ financial assets and liabilities measured at fair value

	Valuation techniques

	Quoted	Using	With significant
	market	observable	unobservable
	price	inputs	inputs	Total
	US$m	US$m	US$m	US$m
At 31 December 2008
Assets
Derivatives	–	3,682	–	3,682
Financial investments: available for sale	–	–	2,629	2,629
Liabilities
Financial liabilities designated at fair value	16,389	–	–	16,389
Derivatives	–	1,324	–	1,324
At 31 December 2007
Assets
Derivatives	–	2,660	–	2,660
Financial investments: available for sale	346	–	2,676	3,022
Liabilities
Financial liabilities designated at fair value	18,683	–	–	18,683
Derivatives	–	44	–	44

     Financial investments measured using a valuation technique with significant unobservable inputs comprise fixed-rate trust-preferred securities and senior notes purchased from HSBC undertakings. The unobservable elements of the valuation technique include the use of implied credit spreads and simplified bond pricing assumptions.

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

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

	Reflected in equity

	Favourable	Unfavourable
	changes	changes
	US$m	US$m
Financial investments
available for sale
At 31 December 2008	113	(97)
At 31 December 2007	53	(52)

Assessing available-for-sale assets for impairment

HSBC’s policy on impairment of available-for-sale assets is described on page 350. The following is a description of HSBC’s application of that policy.

     A systematic impairment review is carried out periodically of all available-for-sale assets, and all available indicators are considered to determine whether there is any objective evidence that an impairment may have occurred, whether as the result of a single loss event or as the combined effect of several events.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

Fair values of financial instruments > Carried at fair value / Not carried at fair value

Debt securities

When assessing available-for-sale debt securities for objective evidence of impairment at the balance sheet date, HSBC considers all available evidence, including observable data or information about events specifically relating to the securities which may result in a shortfall in recovery of future cash flows. These events may include a significant financial difficulty of the issuer, a breach of contract such as a default, bankruptcy or other financial reorganisation, or the disappearance of an active market for the debt security because of financial difficulties relating to the issuer.

     These types of specific event and other factors such as information about the issuers’ liquidity, business and financial risk exposures, levels of and trends in default for similar financial assets, national and local economic trends and conditions, and the fair value of collateral and guarantees may be considered individually, or in combination, to determine if there is objective evidence of impairment of a debt security.

     In addition, when assessing available-for-sale ABSs for objective evidence of impairment, HSBC considers the performance of underlying collateral, the extent and depth of market price declines and changes in credit ratings. The primary indicators of potential impairment are considered to be adverse fair value movements, and the disappearance of an active market for the securities.

     At 31 December 2008, the population of available-for-sale ABSs identified as being most at risk of impairment included residential MBSs backed by sub-prime and Alt-A mortgages originated in the US, and CDOs with significant exposure to this sector. The estimated future cash flows of these securities are assessed to determine whether any of their cash flows are unlikely to be recovered as a result of events occurring on or before the balance sheet date.

     In particular, for residential MBSs the estimated future cash flows are assessed by determining the future projected cash flows arising on the underlying collateral taking into consideration the delinquency status of underlying loans, the probability of delinquent loans progressing to default and the proportion of the advances subsequently recoverable. HSBC uses a modelling approach which incorporates historically observed progression rates to default, to determine if the decline in aggregate projected cash flows from the underlying collateral will lead to a shortfall in contractual cash flows. In such cases the security is considered to be impaired.

     In respect of CDOs, in order to determine whether impairment has occurred, the expected future cash flows of the CDOs are compared with the total of the underlying collateral on the non-defaulted assets and the recovery value of the defaulted assets. In the event of a shortfall, the CDO is considered to be impaired.

     When a security benefits from a contract provided by a monoline insurer that insures payments of principal and interest, the expected recovery on the contract is assessed in determining the total expected credit support available to the ABS.

Equity securities

Objective evidence of impairment for available-for-sale equity securities may include specific information about the issuer as detailed above, but may also include information about significant changes in technology, markets, economics or the law that provides evidence that the cost of the equity securities may not be recovered.

     A significant or prolonged decline in the fair value of the asset below its cost is also objective evidence of impairment. In assessing whether it is significant, the decline in fair value is evaluated against the original cost of the asset at initial recognition. In assessing whether it is prolonged, the decline is evaluated against the period in which the fair value of the asset has been below its original cost at initial recognition.

     For impairment losses on available-for-sale debt and equity securities, see pages 34 and 30, respectively. Any impairment losses recognised in the income statement relating to ABSs are recorded in the ‘Loan impairment charges and other credit risk provisions’ line. Impairment losses incurred on assets held by consolidated securities investment conduits (excluding Solitaire) are offset by a credit to the impairment line for the amount of the loss borne by capital note holders.

Fair values of financial instruments not carried at fair value

Financial instruments that are not measured at fair value on the balance sheet include loans and advances to banks and customers, deposits by banks, customer accounts, debt securities in issue and subordinated liabilities. Their fair values are, however, provided for information by way of note disclosure and are calculated as described below.

     The calculation of fair value incorporates HSBC’s estimate of the amount at which financial

Back to Contents

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

     Since August 2007, the unstable market conditions in the US mortgage lending industry have resulted in a significant reduction in the secondary market demand for US consumer lending assets. Uncertainty over the extent and timing of future credit losses, together with an absence of liquidity for non-prime ABSs, continued to be reflected in a lack of bid prices at 31 December 2008. It is not possible to distinguish from the indicative market prices that are available, between the relative discount to nominal value within the fair value measurement that reflects cash flow impairment due to expected losses to maturity, and the discount that the market is demanding for holding an illiquid and out of favour asset. Under impairment accounting for loans and advances, there is no need nor requirement to adjust carrying amounts to reflect illiquidity as HSBC’s intention is to fund assets until the earlier of prepayment, charge-off or repayment on maturity. Market fair values, on the other hand, reflect both incurred loss and loss expected through the life of the asset, a discount for illiquidity and a credit spread which reflects the market’s current risk preferences. This usually differs from the credit spread applicable in the market at the time the loan was underwritten and funded.

     The estimated fair values at 31 December 2008 and 31 December 2007 of loans and advances to customers in North America reflect the combined effect of these conditions. As a result, the fair values are substantially lower than the carrying amount of customer loans held on-balance sheet and lower than would otherwise be reported under more normal market conditions. Accordingly, the fair values reported do not reflect HSBC’s estimate of the underlying long-term value of the assets.

     Fair values at the balance sheet date of the assets and liabilities set out below are estimated for the purpose of disclosure as follows:

•	Loans and advances to banks and customers

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

For impaired loans, fair value is estimated by discounting the future cash flows over the time period they are expected to be recovered.

•	Financial investments

The fair values of listed financial investments are determined using bid market prices. The fair values of unlisted financial investments are determined using valuation techniques that take into consideration the prices and future earnings streams of equivalent quoted securities.

•	Deposits by banks and customer accounts

For the purposes of estimating fair value, deposits by banks and customer accounts are grouped by residual maturity. Fair values are estimated using discounted cash flows, applying current rates offered for deposits of similar remaining maturities. The fair value of a deposit repayable on demand is assumed to be the amount payable on demand at the balance sheet date.

•	Debt securities in issue and subordinated liabilities

Fair values are determined using quoted market prices at the balance sheet date where available, or by reference to quoted market prices for similar instruments.

     The fair values in this note are stated at a specific date and may be significantly different from the amounts which will actually be paid on the maturity or settlement dates of the instruments. In many cases, it would not be possible to realise immediately the estimated fair values given the size

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

Fair values of financial instruments > Not carried at fair value / HSBC Holdings // SPEs > HSBC-sponsored SPEs of the portfolios measured. Accordingly, these fair values do not represent the value of these financial instruments to HSBC as a going concern.

     For all classes of financial instruments, fair value represents the product of the value of a single instrument, multiplied by the number of instruments held. No block discount or premium adjustments are made. The fair values of intangible assets related to the businesses which originate and hold the financial instruments subject to fair value measurement, such as values placed on portfolios of core deposits, credit card and customer relationships, are not included above because they are not classified as financial instruments. Accordingly, an aggregation of fair value measurements does not approximate to the value of the organisation as a going concern.

     The following table lists financial instruments whose carrying amount is a reasonable approximation of fair value because, for example, they are short-term in nature or reprice to current market rates frequently:

Assets

Cash and balances at central banks
Items in the course of collection from other banks
Hong Kong Government certificates of indebtedness
Endorsements and acceptances
Short-term receivables within ‘Other assets’
Accrued income

Liabilities

Hong Kong currency notes in circulation
Items in the course of transmission to other banks
Investment contracts with discretionary participation features within ‘Liabilities under insurance contracts’
Endorsements and acceptances
Short-term payables within ‘Other liabilities’
Accruals

Fair values of financial instruments which are not carried at fair value on the balance sheet

	At 31 December 2008		At 31 December 2007

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m
Assets
Loans and advances to banks	153,766	153,363	237,366	237,374
Loans and advances to customers	932,868	876,239	981,548	951,850
Financial investments: debt securities	14,013	15,057	9,768	10,154
Liabilities
Deposits by banks	130,084	130,129	132,181	132,165
Customer accounts	1,115,327	1,115,291	1,096,140	1,095,727
Debt securities in issue	179,693	170,599	246,579	243,802
Subordinated liabilities	29,433	28,381	24,819	23,853

Fair values of financial investments classified as held for sale which are not carried at fair value on the balance sheet

	At 31 December 2008		At 31 December 2007

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m
Assets classified as held for sale
Loans and advances to banks and customers	11	11	14	14
Financial investments: debt securities	37	37	27	27

Analysis of loans and advances to customers by geographical segment

	At 31 December 2008		At 31 December 2007

	Carrying	Fair	Carrying	Fair
	amount	Value	amount	value
	US$m	US$m	US$m	US$m
Loans and advances to customers
Europe	426,191	417,256	452,275	450,010
Hong Kong	100,220	100,490	89,638	89,908
Rest of Asia-Pacific	107,956	104,687	101,852	101,860
North America[1]	256,214	211,346	289,860	262,123
Latin America	42,287	42,460	47,923	47,949

	932,868	876,239	981,548	951,850

1	The reasons for the significant difference between carrying amount and fair value of loans and advances to customers in North America are discussed on page 170.

Back to Contents

HSBC Holdings

The methods used by HSBC Holdings to determine fair values of financial instruments for the purpose of measurement and disclosure are described above.

     The following table provides an analysis of the fair value of financial instruments not carried at fair value on the balance sheet:

Fair values of HSBC Holdings’ financial instruments not carried at fair value on the balance sheet

	2008		2007

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m
Assets
Loans and advances to HSBC undertakings	11,804	12,670	17,242	17,356

Liabilities
Amounts owed to HSBC undertakings	4,042	4,218	2,969	2,992
Subordinated liabilities	14,017	13,940	8,544	8,609

Special purpose entities

(Audited)

This section contains disclosures about HSBC-sponsored SPEs that are included in HSBC’s consolidated balance sheet, with a particular focus on SPEs containing exposures affected by recent turmoil in credit markets, and those that are not consolidated by HSBC under IFRSs. In addition to the disclosures about SPEs, information on other off-balance sheet arrangements has been included in this section.

     HSBC enters into certain transactions with customers in the ordinary course of business which involve the establishment of SPEs to facilitate or secure customer transactions.

     HSBC structures that utilise SPEs are authorised centrally when they are established to ensure appropriate purpose and governance. The activities of SPEs administered by HSBC are closely monitored by senior management. HSBC’s involvement with SPE transactions is described below.

HSBC-sponsored SPEs

HSBC sponsors the formation of entities which are designed to accomplish certain narrow and well-defined objectives, such as securitising financial assets or affecting a lease, and this requires a form of legal structure that restricts the assets and liabilities within the structure to the single purpose for which it was established. HSBC consolidates these SPEs when the substance of the relationship indicates that HSBC controls them. In assessing control, all relevant factors are considered, including qualitative and quantitative aspects. For example:

Qualitative factors – in substance:

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

     In a number of cases, these SPEs are accounted for off-balance sheet under IFRSs where HSBC does not have the majority of the risks and rewards of ownership of the SPE. However in certain circumstances, after careful consideration of the facts, HSBC consolidates an SPE when, although it does not obtain the majority of risks and rewards of ownership, the qualitative features of HSBC’s involvement indicate that, in substance, the activities of the SPE are being conducted on behalf of HSBC.

     HSBC reassesses the required consolidation accounting tests whenever there is a change in the substance of the relationship between HSBC and an SPE, for example, when the nature of HSBC’s involvement or the governing rules, contractual

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

SPEs > SIVs and conduits

arrangements or capital structure of the SPE change. The most significant categories of SPEs are discussed in more detail below.

Structured investment vehicles and conduits

Structured investment vehicles

Structured investment vehicles (‘SIV’s) are SPEs which invest in diversified portfolios of interest-earning assets, generally funded through issues of commercial paper (‘CP’), medium-term notes (‘MTN’s) and other senior debt to take advantage of the spread differentials between the assets in the SIV and the funding cost. Prior to the implementation of Basel II, it was capital efficient to many bank investors to invest in highly-rated investment securities in this way. HSBC sponsored the establishment of two SIVs, Cullinan Finance Limited (‘Cullinan’) and Asscher Finance Limited (‘Asscher’) in 2005 and 2007, respectively, and in November 2007 HSBC consolidated Cullinan and Asscher.

     As market illiquidity intensified, there were two main challenges for the SIV sector which could force asset sales: an inability to fund in the CP markets and the sensitivity of the continuing operation of SIVs to changes in the market value of their underlying assets.

     In order to remove the risk of having to make forced asset sales, HSBC established three new securities investment conduits (defined below) to take on the assets held in Cullinan and Asscher. Mazarin Funding Limited (‘Mazarin’), an asset backed CP conduit, and Barion Funding Limited (‘Barion’), a term-funding vehicle, were set up in respect of Cullinan; and Malachite Funding Limited (‘Malachite’), a term-funding vehicle, was set up in respect of Asscher. During 2008, the investors in the capital notes issued by Cullinan and Asscher had the option of exchanging their existing capital notes for the capital notes of the respective new conduits. In addition, the new conduits agreed to purchase the assets in Cullinan and Asscher. As a result of this agreement the legal title of all Cullinan and Asscher’s assets were transferred to the new conduits. By 31 December 2008, all the original assets in Cullinan and Asscher were transferred to the new conduits.

     During 2008, 91.3 per cent of the remaining capital note holders in Asscher and all of the capital note holders in Cullinan elected to exchange their existing holdings for capital notes in the new conduits. In January 2009, the remaining 8.7 per cent of Asscher’s capital notes were redeemed. At

31 December 2007, the holders of the capital notes bore the risk of any actual losses arising in the new conduits up to US$2.3 billion, being the par value of their respective holdings. Prior to the exchanges of assets against capital note extinguishments, the par value of the capital notes was US$2.6 billion. At 31 December 2008, the economic first loss protection from capital note holders amounted to US$2.2 billion (2007: US$2.3 billion). The reduction in economic first loss protection is attributable to the recognition of a US$92 million realised loss at 31 December 2008 (2007: n/a). On an IFRS accounting basis, the capital notes were initially recognised at fair value on consolidation, which amounted to US$1.3 billion at 31 December 2007. At 31 December 2008, on an IFRS accounting basis, an impairment charge of US$293 million (2007: n/a) was recognised in addition to the realised loss of US$92 million, therefore reducing the carrying amount of these capital notes to US$0.9 billion.

Conduits

HSBC sponsors and manages two types of conduits which issue CP; multi-seller securities and securities investment conduits (‘SIC’s). HSBC has consolidated these conduits from inception because it is exposed to the majority of risks and rewards of ownership.

Securities investment conduits

Solitaire, HSBC’s principal securities investment conduit, purchases highly rated ABSs to facilitate tailored investment opportunities. HSBC’s other SICs, Mazarin, Barion and Malachite, evolved from the restructuring of HSBC’s sponsored SIVs as discussed above.

Multi-seller conduits

These vehicles were established for the purpose of providing access to flexible market-based sources of finance for HSBC’s clients, for example, to finance discrete pools of third-party originated trade and vehicle finance loan receivables. HSBC’s principal multi-seller conduits are Regency Assets Limited (‘Regency’), Bryant Park Funding Limited LLC (‘Bryant Park’), Abington Square Funding LLC (‘Abington Square’) and Performance Trust.

     The multi-seller conduits purchase or fund interests in diversified pools of third-party assets financed by issuing CP or drawing advances from HSBC. The cash flows received by the conduits from the third-party assets are used to service the funding and provide a commercial rate of return for

Back to Contents

HSBC for structuring, for various other administrative services, and for the liquidity and credit support it gives to the conduits. The asset pools acquired by the conduits are structured so that the credit enhancement the conduits receive, which equates to senior investment grade ratings, and the benefit of liquidity facilities typically provided by HSBC mean that the CP issued by the multi-seller conduits is itself highly rated.

     During 2008, the finance provided by HSBC to Abington Square Funding LLC at the end of 2007 was repaid using the proceeds received from refinancing the assets within the conduit. The conduit did not enter into any new securitisation transactions during the period.

     An analysis of the assets held by HSBC’s SIVs and conduits is set out below:

Ratings analysis of assets

				Total
		Other	Total	multi-seller	Total
	Solitaire	SICs	SICs	conduits	SIVs
	US$bn	US$bn	US$bn	US$bn	US$bn
S&P ratings at 31 December 2008
AAA	8.1	12.0	20.1	6.1	0.3
AA	0.7	1.4	2.1	1.8	–
A	1.0	4.7	5.7	1.6	–
BBB	0.8	1.0	1.8	1.2	–
BB	0.3	0.4	0.7	0.2	–
B	0.1	0.2	0.3	0.5	–
CCC	0.2	0.2	0.4	1.8	–
D	–	–	–	0.3	–

Total investments	11.2	19.9	31.1	13.5	0.3
Cash and other investments	0.9	0.3	1.2	0.4	0.1

	12.1	20.2	32.3	13.9	0.4

S&P ratings at 31 December 2007
AAA	20.8	–	20.8	9.7	28.3
AA	–	–	–	1.6	3.3
A	–	–	–	3.9	3.4
BBB	–	–	–	0.1	0.1

Total investments	20.8	–	20.8	15.3	35.1
Cash and other investments	0.8	–	0.8	0.5	5.6

	21.6	–	21.6	15.8	40.7

Composition of asset portfolio

				Total
		Other	Total	multi-seller		Total
	Solitaire	SICs	SICs	conduits	[1]	SIVs
	US$bn	US$bn	US$bn	US$bn		US$bn
Asset class at 31 December 2008
Structured finance
Vehicle loans and equipment leases	–	–	–	3.9		–
Consumer receivables	–	–	–	0.7		–
Credit card receivables	0.2	–	0.2	1.4		–
Residential MBSs	4.4	5.7	10.1	0.6		–
Commercial MBSs	2.1	3.1	5.2	0.2		–
Auto floor plan	–	–	–	2.2		–
Trade receivables	–	–	–	2.7		–
Student loan securities	2.2	2.0	4.2	–		–
Vehicle finance loan securities	–	0.3	0.3	–		–
Leverage loan securities	1.5	2.2	3.7	–		–
Other ABSs	0.8	1.3	2.1	1.7		–

	11.2	14.6	25.8	13.4		–

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

SPEs > SIVs and conduits

Composition of asset portfolio (continued)

				Total
		Other	Total	multi-seller		Total
	Solitaire	SICs	SICs	conduits	[1]	SIVs
	US$bn	US$bn	US$bn	US$bn		US$bn
Finance
Commercial bank securities and deposits	–	4.4	4.4	0.4		–
Investment bank debt securities	–	0.5	0.5	–		–
Investment bank securities	–	–	–	–		–
Finance company debt securities	–	0.4	0.4	–		0.3
Other assets	0.9	0.3	1.2	0.1		0.1

	0.9	5.6	6.5	0.5		0.4

	12.1	20.2	32.3	13.9		0.4

US sub-prime mortgages	0.6	0.7	1.3	–		–
US Alt-A	2.3	2.2	4.5	–		–

	2.9	2.9	5.8	–		–

Asset class at 31 December 2007
Structured finance
Vehicle loans and equipment leases	–	–	–	3.6		–
Consumer receivables	–	–	–	0.8		–
Credit card receivables	–	–	–	1.5		–
Residential MBSs	9.3	–	9.3	2.0		14.5
Commercial MBSs	3.7	–	3.7	0.1		5.0
Auto floor plan	–	–	–	2.0		–
Trade receivables	–	–	–	3.1		–
Student loan securities	3.5	–	3.5	–		2.6
Vehicle finance loan securities	0.1	–	0.1	–		0.3
Leverage loan securities	2.2	–	2.2	–		2.8
Other ABSs	2.2	–	2.2	2.3		6.9

	21.0	–	21.0	15.4		32.1

Finance
Commercial bank securities and deposits	0.6	–	0.6	–		7.3
Investment bank debt securities	–	–	–	–		0.8
Investment bank securities	–	–	–	0.4		–
Finance company debt securities	–	–	–	–		0.5

	0.6	–	0.6	0.4		8.6

	21.6	–	21.6	15.8		40.7

US sub-prime mortgages	1.9	–	1.9	0.1		3.5
US Alt-A	5.3	–	5.3	–		5.9

	7.2	–	7.2	0.1		9.4

1	Assets within multi-seller conduits are classified as collateralised loans. Under IFRSs, the conduits cannot recognise the underlying assets.

     During 2008, the credit ratings of various securities held by the SICs, many with exposures to US sub-prime and Alt-A mortgages, were downgraded by rating agencies. At 31 December
2008, 44.7 per cent of the SICs’ exposures to US sub-prime and Alt-A mortgages remained AAA rated (2007: 100 per cent), while 81.4 per cent remained investment grade.

     It should be noted that securities purchased by SICs typically benefit from substantial transaction- specific credit enhancements such as subordinated tranches and/or excess spread, which absorb any credit losses before they would fall on the tranche held by the SPE.

     As noted above, by 31 December 2008, all the original assets held by the SIVs were transferred to the new SICs. However, during the second half of 2008, the SIVs purchased CP issued by certain SICs set up by HSBC and, at 31 December 2008, the SIVs’ holdings amounted to US$0.3 billion. The cash flows of the CP issued by the new SICs are referenced to bonds which include those backed by US sub-prime and US Alt-A MBSs. In early 2009, the CP matured, and the cash received by the SIVs has been transferred to the respective SICs.

Back to Contents
Asset analysis by geographical origination for multi-seller conduits[1]

	At 31 December

	2008	2007
	US$bn	US$bn

Europe	7.5	7.4
Rest of Asia-Pacific	0.9	1.0
North America	5.5	6.3
Latin America	–	1.1

	13.9	15.8

1	For details on the geographical origin of the mortgage loans held at fair value and ABSs, including those represented by MBSs and CDOs held in consolidated SIVs and securities investment conduits, see ‘Nature and extent of HSBC’s exposures’ on page 150.

Total assets by balance sheet classification

				Total
		Other	Total	multi-seller	Total
	Solitaire	SICs	SICs	conduits	SIVs
	US$bn	US$bn	US$bn	US$bn	US$bn
At 31 December 2008
Financial instruments designated at fair value	0.1	–	0.1	–	–
Derivative assets	–	0.2	0.2	0.1	–
Loans and advances to banks	–	0.1	0.1	–	0.1
Loans and advances to customers	–	–	–	13.4	–
Financial investments	11.1	19.9	31.0	–	0.3
Other assets	0.9	–	0.9	0.4	–

	12.1	20.2	32.3	13.9	0.4

At 31 December 2007
Financial instruments designated at fair value	0.1	–	0.1	–	–
Derivative assets	0.1	–	0.1	–	0.3
Loans and advances to banks	0.2	–	0.2	–	3.1
Loans and advances to customers	–	–	–	14.9	–
Financial investments	20.6	–	20.6	0.5	37.1
Other assets	0.6	–	0.6	0.4	0.2

	21.6	–	21.6	15.8	40.7

Weighted average maturity of assets and life of portfolios

				Total
		Other	Total	multi-seller	Total
	Solitaire	SICs	SICs	conduits	SIVs
	US$bn	US$bn	US$bn	US$bn	US$bn
At 31 December 2008
0-6 months	1.0	1.3	2.3	5.7	0.4
6-12 months	0.2	1.4	1.6	0.5	–
Over 12 months	10.9	17.5	28.4	7.7	–
1-3 years	1.8	5.6	7.4	6.2	–
3-5 years	3.6	6.6	10.2	1.5	–
5+ years	5.5	5.3	10.8	–	–

	12.1	20.2	32.3	13.9	0.4

Weighted average life (years)	5.8	3.9	4.6	1.6	–

At 31 December 2007
0-6 months	0.3	–	0.3	5.6	6.9
6-12 months	0.3	–	0.3	2.5	2.2
Over 12 months	21.0	–	21.0	7.7	31.6
1-3 years	2.5	–	2.5	4.8	7.6
3-5 years	8.3	–	8.3	2.2	13.4
5+ years	10.2	–	10.2	0.7	10.6

	21.6	–	21.6	15.8	40.7

Weighted average life (years)	5.3	–	5.3	1.6	4.0

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

SPEs > SIVs and conduits

     The revolving credit facilities of multi-seller conduits will predominantly have expected average lives with maturities of less than 12 months, but typically have a range of 1 to 60 months.

Funding structure

							Total multi-seller
	Solitaire		Other SICs		Total SICs		conduits		Total SIVs

		Provided		Provided		Provided		Provided		Provided
	Total	by HSBC	Total	by HSBC	Total	by HSBC	Total	by HSBC	Total	by HSBC
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 31 December 2008
Capital notes	–	–	0.9	–	0.9	–	–	–	–	–
Drawn liquidity facility	2.4	2.4	–	–	2.4	2.4	–	–	–	–
Commercial paper	17.2	8.3	10.5	10.4	27.7	18.7	12.9	2.1	–	–
Medium-term notes	–	–	3.4	3.4	3.4	3.4	–	–	0.1	–
Term repos executed	0.8	0.8	13.3	13.3	14.1	14.1	–	–	–	–

	20.4	11.5	28.1	27.1	48.5	38.6	12.9	2.1	0.1	–

At 31 December 2007
Capital notes	–	–	–	–	–	–	–	–	1.3	–
Commercial paper	23.0	7.8	–	–	23.0	7.8	14.8	8.6	7.3	2.4
Medium-term notes	–	–	–	–	–	–	–	–	23.2	5.3
Term repos executed	–	–	–	–	–	–	–	–	8.7	8.2

	23.0	7.8	–	–	23.0	7.8	14.8	8.6	40.5	15.9

Weighted average life of the funding liabilities

				Total
		Other	Total	multi-seller	Total
	Solitaire	SICs	SICs	conduits	SIVs
	Years	Years	Years	Years	Years
At 31 December 2008
CP funding	0.1	0.2	0.1	0.1	n/a
MTN funding	n/a	7.3	7.3	n/a	0.1

At 31 December 2007
CP funding	0.4	–	–	0.1	0.5
MTN funding	–	–	–	–	1.1

     The majority CP and MTN funding issued by the SIVs was repaid in full during 2008 using the proceeds from the asset sales to the new SICs. The MTNs matured in early 2009.

HSBC’s maximum exposure

Conduits

Mazarin

•	HSBC is exposed to the par value of Mazarin’s assets through the provision of a liquidity facility equal to the lesser of the amortised cost of issued senior debt and the amortised cost of non-defaulted assets. At 31 December 2008, HSBC's exposure amounted to US$15.5 billion (2007: n/a). First loss protection is provided through the capital notes issued by Mazarin, which are substantially all held by third parties.

•	In addition, at 31 December 2008, HSBC held 1.3 per cent of Mazarin’s capital notes, which have a par value of US$17million (2007: n/a), and a carrying amount of US$0.6 million (2007: n/a).

Barion and Malachite

•	These SICs are term funded by HSBC, consequently HSBC’s primary exposure to them is represented by the amortised cost of the debt required to support the non-cash assets of the vehicles. At 31 December 2008 this amounted to US$11.7 billion (2007: n/a).

•	First loss protection is provided through the capital notes issued by these vehicles, which are substantially all held by third parties.

•	In addition, at 31 December 2008, HSBC held 3.53 per cent (2007: n/a) of the capital notes issued by these vehicles which have a par value of US$35 million (2007: n/a), and a carrying amount of US$1.3 million (2007: n/a).

Back to Contents
Solitaire

•	CP issued by Solitaire benefits from a 100 per cent liquidity facility provided by HSBC. First loss credit protection, after any transaction-specific credit enhancement (as described on page 148) and retained reserves, is provided by HSBC in the form of letters of credit with a combined notional value of US$1.2 billion at 31 December 2008 (2007: US$1.2 billion).

•	HSBC’s maximum exposure to Solitaire is limited to the amortised cost of non-cash equivalent assets, which represents the risk that HSBC may be required to fund the vehicle in the event the debt is redeemed without reinvestment from third parties.

•	HSBC’s maximum exposure at 31 December 2008 amounted to US$20.4 billion (2007: US$25.7 billion).

Multi-seller conduits

•	HSBC provides transaction-specific liquidity facilities to each of its multi-seller conduits, designed to be drawn in order to ensure the repayment of the CP issued. At 31 December 2008, the committed liquidity facilities amounted to US$17.1 billion (2007: US$21.2 billion).

•	First loss protection is provided through transaction-specific credit enhancements, for example, over-collateralisation and excess spread. These credit enhancements are provided by the originator of the assets and not by HSBC. In addition, a layer of secondary loss protection is provided by HSBC in the form of programme-wide enhancement facilities, and at 31 December 2008 this amounted to US$0.6 billion (2007: US$0.7 billion). HSBC’s maximum exposure is equal to the transaction-specific liquidity facilities offered to the multi-seller conduits, as described above.

•	The liquidity facilities are set to support total commitments and therefore exceed the funded assets as at 31 December 2008.

•	In consideration of the significant first loss protection afforded by the structure, the credit enhancements and a range of indemnities provided by the various obligors, HSBC carries only a minimal risk of loss from the programme.

Structured investment vehicles

•	At 31 December 2008, Cullinan held Mazarin CP amounting to US$0.3 billion. HSBC retains no marginal exposure through Cullinan to Mazarin’s activities over the maximum exposure value stated for Mazarin.

•	Asscher retains only cash and equivalent assets held within the HSBC Group. Consequently, HSBC retains no exposure to the vehicle.

Money market funds

HSBC has established and manages a number of money market funds which provide customers with tailored investment opportunities with a set of narrow and well-defined objectives. In most cases, they are not consolidated in HSBC because the Group’s holdings in them are not of sufficient size to represent the majority of the risks and rewards of ownership.

     Investors in money market funds generally have no recourse other than to the assets in the funds, so asset holdings are designed to meet expected fund liabilities. Usually, money market funds are constrained in their operations should the value of their assets and their ratings fall below predetermined thresholds. The risks to HSBC are, therefore, contingent, arising from the reputational damage which could occur if an HSBC-sponsored money market fund was thought to be unable to meet withdrawal requests on a timely basis or in full.

     In aggregate, HSBC has established money market funds with total assets of US$102.7 billion at 31 December 2008 (2007: US$91.3 billion).

The main sub-categories of money market funds are:

•	US$72.0 billion (2007: US$56.8 billion) in Constant Net Asset Value (‘CNAV’) funds, which invest in shorter-dated and highly-rated money market securities with the objective of providing investors with a highly liquid and secure investment;

•	US$2.7 billion (2007: US$11.9 billion) in French domiciled dynamique (‘dynamic’) funds and Irish ‘enhanced’ funds, together Enhanced Variable Net Asset Value (‘Enhanced VNAV’) funds, which invest in longer-dated money market securities to provide investors with a higher return than traditional money market funds; and

•	US$28.0 billion (2007: US$22.6 billion) in various other money market Variable Net Asset Value (‘VNAV’) funds, including funds domiciled in Brazil, France, India, Mexico and other countries.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

SPEs > SIVs and conduits

     These money market funds invest in diverse portfolios of highly-rated debt instruments, including limited holdings in instruments issued by SIVs. At 31 December 2008, the exposure of these funds to SIVs was US$0.5 billion (2007: US$3.9 billion).

Constant Net Asset Value funds

CNAV funds price their assets on an amortised cost basis, subject to the amortised book value of the portfolio remaining within 50 basis points of its market value. This feature enables CNAV funds to create and liquidate shares in the funds at a constant price. If the amortised value of an asset portfolio were to vary by more than 50 basis points from its market value, the CNAV fund would be required to price its assets at market value, and consequently would no longer be able to create or liquidate shares at a constant price. This is commonly known as ‘breaking the buck’.

     Investments made by the CNAV funds in senior notes issued by SIVs continued to deteriorate in valuation terms during 2008. The market values of the underlying assets of those SIVs were affected by market nervousness over possible default levels, exacerbated by severe illiquidity. This reduced the ability of SIVs to sell assets in order to fund maturing liabilities, or issue new senior notes in order to raise cash. As a consequence, the CNAV funds recorded unrealised losses on their SIV holdings.

     During 2008, the following actions were taken by HSBC in respect of the CNAV funds to maintain their AAA rating and mitigate any forced sale of liquid assets to meet potential redemptions:

•	the provision of additional letters of limited indemnity (‘LOI’) to the directors of the CNAV funds that held investments in SIVs, as well as amendments to existing letters of limited indemnity. The total assets under management (‘AUM’) of the funds in respect of which indemnities were provided amounted to US$43.8 billion at 31 December 2008 (2007: US$27.1 billion); and

•	in early October 2008, HSBC:

(i) purchased all the SIV assets that were in enforcement from the CNAV funds, which amounted to US$687 million. Enforcement is the process by which winding down of independent SIVs and repaying secured creditors begins. The purchased SIV assets are included within HSBC’s consolidated holdings of ABSs on page 151;

(ii)	made a payment of US$43 million under the letters of limited indemnity as a consequence of HSBC purchasing all the SIV assets that were in enforcement from the CNAV funds; and

(iii)	made capital contributions amounting to US$53 million.

     The following table provides a breakdown of the losses incurred and capital contributions made as a result of the actions taken by HSBC.

2008
US$m

Payment under LOI	43
Capital contribution	53
Fair value write down[1]	18

Total	114

1	When HSBC purchased the enforced SIV assets from a fund at their amortised cost, an immediate loss was recognised by HSBC on initial recognition.

     As stated on page 173, a reassessment of the required consolidation accounting tests is performed whenever there is a change in the substance of the relationship between HSBC and an SPE. As a result of the events described above, a reassessment of the consolidation tests was, therefore, performed.

     When considered together, the actions taken by HSBC demonstrated the Group’s support, within limited parameters, of the CNAV funds in the prevailing market conditions. This support was based on a commercial decision to support the funds at that time, but did not constitute any commitment to undertake further action and the future operations of the funds in question continue to be governed by their respective prospectuses. HSBC concluded that this substantively changed the relationship HSBC had with these CNAV funds, and therefore HSBC consolidated them from 30 September 2008. Although the actions taken by HSBC described above occurred in early October 2008, management’s intention had been agreed prior to this date.

     The effect of consolidating the CNAV funds on HSBC’s balance sheet was to include US$43.8 billion of assets and US$43.1 billion of liabilities. HSBC’s exposure to the funds is described below.

Back to Contents

Composition of CNAV asset portfolio

2008
US$bn

ABSs	0.8
Certificates of deposit	13.0
CP	18.1
Floating rate notes	5.2
Government agency bonds	1.9
Other assets	4.8

Total	43.8

HSBC’s maximum exposure

HSBC’s maximum exposure to consolidated and unconsolidated CNAV funds is represented by HSBC’s investment in the units of each CNAV fund, and by the maximum limit of the letters of limited indemnity provided to the CNAV funds. HSBC’s exposure at 31 December 2008 amounted to US$0.7 billion (2007: US$1.3 billion) and US$58 million (2007: US$41 million) for investment in units within the CNAV funds and letters of limited indemnity, respectively.

Enhanced Variable Net Asset Value funds

Enhanced VNAV funds price their assets on a fair value basis and, consequently, prices may change from one day to the next. These funds pursue an ‘enhanced’ investment strategy, as part of which investors accept greater credit and duration risk in the expectation of higher returns.

     As part of action taken in respect of these funds in the second half of 2007, HSBC acquired some of the underlying assets and shares in two of its French dynamic money market funds. HSBC’s aggregate holding in these funds at 31 December 2008 amounted to €0.5 billion (US$0.6 billion) (2007: €0.9 billion; US$1.4 billion). As a result of continued redemptions by unitholders during 2008, HSBC’s holding in the two funds increased to a level at which it obtained the majority of the risks and rewards of ownership, and it therefore consolidated these funds.

HSBC’s maximum exposure

HSBC’s maximum exposure to consolidated and unconsolidated Enhanced VNAV and consolidated and unconsolidated VNAV funds is represented by HSBC’s investment in the units of each fund. HSBC’s maximum exposure at 31 December 2008 amounted to US$0.6 billion (2007:

US$5.9 billion) and US$1.6 billion (2007: US$0.3 billion), for Enhanced VNAV and VNAV funds, respectively.

Total assets of HSBC’s money market funds which are on-balance sheet by balance sheet classification

	At 31 December

	2008	2007
	US$bn	US$bn

Cash	0.3	–
Trading assets	43.3	0.7
Financial instruments designated at fair value	–	5.0
Other assets	2.3	–

	45.9	5.7

Non-money market investment funds

HSBC, through its fund management business, has established a large number of non-money market funds to enable customers to invest in a range of assets, typically equities and debt securities. At the launch of a fund HSBC, as fund manager, usually provides a limited amount of initial capital known as ‘seed capital’ to enable the fund to start purchasing assets. These holdings are normally redeemed over time. The majority of these funds are off-balance sheet for HSBC because the Group’s limited economic interest means it does not have the majority of the risks and rewards of ownership. As the non-money market funds explicitly provide investors with tailored risk, the risk to HSBC is restricted to HSBC’s own investments in the funds.

     In aggregate, HSBC has established non-money market funds with total assets of US$200.3 billion at 31 December 2008 (2007: US$288.8 billion).

     The main sub-categories of non-money market funds are:

•	US$83.1 billion (2007: US$132.0 billion) in specialist funds, which comprise fundamental active specialists and active quantitative specialists;

•	US$96.2 billion (2007: US$126.4 billion) in local investment management funds, which invest in domestic products, primarily for retail and private clients; and

•	US$21.0 billion (2007: US$30.4 billion) in multi-manager funds, which offer fund of funds and manager of manager products across a diversified portfolio of assets.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

SPEs > SIVs and conduits > Maximum exposures

Total assets of HSBC’s non-money market funds which are on-balance sheet by balance sheet classification

	At 31 December

	2008	2007
	US$bn	US$bn

Cash	0.4	0.4
Trading assets	0.2	0.5
Financial instruments designated at fair value	2.3	3.0
Financial investments	0.8	0.2

	3.7	4.1

HSBC’s maximum exposure

HSBC’s maximum exposure to consolidated and unconsolidated non-money market funds is represented by HSBC’s investment in the units of each respective fund. HSBC’s exposure at 31 December 2008 amounted to US$4.4 billion (2007: US$6.0 billion).

Securitisations

HSBC uses SPEs to securitise customer loans and advances that it has originated, mainly in order to diversify its sources of funding for asset origination and for capital efficiency purposes. In such cases, the loans and advances are transferred by HSBC to the SPEs for cash, and the SPEs issue debt securities to investors to fund the cash purchases. Credit enhancements to the underlying assets may be used to obtain investment grade ratings on the senior debt issued by the SPEs. Except in one instance, these securitisations are all consolidated by HSBC. HSBC has also established securitisation programmes in the US and Germany where loans originated by third parties are securitised. Most of these vehicles are not consolidated by HSBC as it is not exposed to the majority of risks and rewards of ownership in the SPEs. In 2008, demand for the securitised products remained low.

     In addition, HSBC uses SPEs to mitigate the capital absorbed by some of the customer loans and advances it has originated. Credit derivatives are used to transfer the credit risk associated with such customer loans and advances to an SPE, using securitisations commonly known as synthetic securitisations. These SPEs are consolidated when HSBC is exposed to the majority of risks and rewards of ownership.

Total assets of HSBC’s securitisations which are on-balance sheet, by balance sheet classification

	At 31 December

	2008	2007
	US$bn	US$bn

Trading assets	1.3	3.6
Loans and advances to customers	50.8	69.6
Financial investments	–	0.1
Other assets	1.1	1.3
Derivatives	1.4	0.1

	54.6	74.7

     These assets include US$1.3 billion (2007: US$3.6 billion) of exposure to US sub-prime mortgages.

Total assets of HSBC’s securitisations which are off-balance sheet

	2008	2007
	US$bn	US$bn

HSBC originated assets	0.6	0.9
Non-HSBC originated assets – term securitisation programmes	13.5	16.0

	14.1	16.9

     HSBC’s financial investments in off-balance sheet securitisations at 31 December 2008 amounted to US$0.2 billion (2007: US$0.4 billion). These assets include assets which are classified as available-for-sale securities and measured at fair value, and have been securitised by HSBC under arrangements by which HSBC retains a continuing involvement in them. Further details are provided in Note 20 on the Financial Statements.

HSBC’s maximum exposure

The maximum exposure is the aggregate of any holdings of notes issued by these vehicles and the reserve account positions intended to provide credit support under certain pre-defined circumstances to senior note holders. HSBC is not obligated to provide further funding. At 31 December 2008, HSBC’s maximum exposure to consolidated and unconsolidated securitisations amounted to US$27.2 billion (2007: US$31 billion).

Other

HSBC also establishes SPEs in the normal course of business for a number of purposes, for example, structured credit transactions for customers to provide finance to public and private sector infrastructure projects, and for asset and structured finance (‘ASF’) transactions.

Back to Contents

Structured credit transactions

HSBC provides structured credit transactions to third-party professional and institutional investors who wish to obtain exposure, sometimes on a leveraged basis, to a reference portfolio of debt instruments. In such structures, the investor receives returns referenced to the underlying portfolio by purchasing notes issued by the SPEs. HSBC enters into contracts with the SPEs, generally in the form of derivatives, in order to pass the required risks and rewards of the reference portfolios to the SPEs. HSBC’s risk in relation to the derivative contracts with the SPEs is managed within HSBC’s trading market risk framework (see Market Risk on page 241). In certain transactions HSBC is exposed to risk often referred to as gap risk. Gap risk typically arises in transactions where the aggregate potential claims against the SPE by HSBC pursuant to one or more derivatives could be greater than the value of the collateral held by the SPE and securing such derivatives. HSBC often mitigates such gap risk by incorporating in the SPE transaction features which allow for deleveraging, a managed liquidation of the portfolio, or other mechanisms. Following the inclusion of such risk reduction mechanisms, HSBC has, in certain circumstances, retained all or a portion of the underlying exposure in the transaction. When this retained exposure represents ABSs, it has been included in ‘Nature and extent of HSBC’s exposures’ on page 150.

     Often, transactions are facilitated through SPEs to enable the notes issued to the investors to be rated. The SPEs are not consolidated by HSBC because the investors bear substantially all the risks and rewards of ownership through the notes.

     The total fair value of liabilities (notes issued and derivatives) in structured credit transaction SPEs was US$21.2 billion at 31 December 2008 (2007: US$23.6 billion). These amounts included US$0.3 billion (2007: US$0.1 billion) in SPEs that were consolidated by HSBC.

Other uses of SPEs

HSBC participates in Public-Private Partnerships to provide financial support for infrastructure projects initiated by government authorities. The funding structure is commonly achieved through the use of SPEs. HSBC consolidates these SPEs when it is exposed to the majority of risks and rewards of the vehicles.

     HSBC’s ASF business specialises in leasing and arranging finance for aircraft and other physical assets, which it is customary to ring-fence through the use of SPEs, and in structured loans and deposits, where SPEs introduce cost efficiencies. HSBC consolidates these SPEs when the substance of the relationship indicates that HSBC controls the SPE.

     HSBC’s risks and rewards of ownership in these SPEs are in respect of its on-balance sheet assets and liabilities.

HSBC’s maximum exposures to SPEs

The following tables show the total assets of the various types of SPEs, and the amount and types of funding provided by HSBC to these SPEs. The tables also show HSBC’s maximum exposure to the SPEs and, within that exposure, the types of liquidity and credit enhancements provided by HSBC. The maximum exposures to SPEs represent HSBC’s maximum possible risk exposure that could occur as a result of the Group’s arrangements and commitments to SPEs. The maximum amounts are contingent in nature, and may arise as a result of drawdowns under liquidity facilities, where these have been provided, and any other funding commitments, or as a result of any loss protection provided by HSBC to the SPEs. The conditions under which such exposure might arise differ depending on the nature of each SPE and HSBC’s involvement with it. The aggregation of such maximum exposures across the different forms of SPEs results in a theoretical total maximum exposure number. The elements of the maximum exposure to an SPE are not necessarily additive and a detailed explanation of how maximum exposures are determined is provided under each category of SPE.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

SPEs > SIVs and conduits > Maximum exposures

HSBC’s maximum exposure to consolidated SPEs affected by the recent market turmoil

								Non-money market funds
		Securities				Enhanced
		investment		Multi-seller	CNAV	VNAV	VNAV	Specialist	Local		Securit-
	SIVs	conduits	[1]	conduits	funds	funds	funds	funds	funds	[2]	isations	[3]	Other	Total
	US$bn	US$bn		US$bn	US$bn	US$bn	US$bn	US$bn	US$bn		US$bn		US$bn	US$bn
At 31 December 2008
Total assets	0.4	32.3		13.9	43.8	0.7	1.4	0.6	3.1		54.6		0.3	151.1
Direct lending[4]	–	–		–	–	–	–	–	–		1.3		–	1.3
ABSs[4]	–	25.8		–	0.8	–	–	–	–		–		–	26.6
Other	0.4	6.5		13.9	43.0	0.7	1.4	0.6	3.1		53.3		0.3	123.2
Funding provided by HSBC	–	38.6		2.1	0.7	0.6	1.3	0.2	3.2		0.7		0.2	47.6
CP	–	18.7		2.1	–	–	–	–	–		–		–	20.8
MTNs	–	3.4		–	–	–	–	–	–		0.4		0.2	4.0
Junior notes	–	–		–	–	–	–	–	–		0.3		–	0.3
Term repos executed	–	14.1		–	–	–	–	–	–		–		–	14.1
Investments in funds	–	–		–	0.7	0.6	1.3	0.2	3.2		–		–	6.0
Drawn liquidity facility	–	2.4		–	–	–	–	–	–		–		–	2.4
Capital notes[5]	–	–		–	–	–	–	–	–		–		–	–
Total maximum exposure to consolidated SPEs	–	47.6		17.1	0.8	0.6	1.3	0.2	3.2		27.0		0.2	98.0
Liquidity and credit enhancements
Deal-specific liquidity facilities	–	–		17.1	–	–	–	–	–		–		–	17.1
Indemnities	–	–		–	0.1	–	–	–	–		–		–	0.1
Programme-wide liquidity facilities	–	34.8		–	–	–	–	–	–		–		–	34.8
Programme-wide limited credit enhancements	–	1.2		0.6	–	–	–	–	–		–		–	1.8
Other liquidity and credit enhancements	–	–		–	–	–	–	–	–		0.1		–	0.1

Back to Contents
						Non-money market funds
		Securities
		investment		Multi-seller	Enhanced	Specialist	Local		Securit-
	SIVs	conduits	[1]	conduits	VNAV funds	funds	funds	[2,6]	isations	[3]	Other	Total
	US$bn	US$bn		US$bn	US$bn	US$bn	US$bn		US$bn		US$bn	US$bn
At 31 December 2007
Total assets	40.7	21.6		15.8	5.7	1.0	3.1		74.7		0.1	162.7
Direct lending[4]	–	–		–	–	–	–		3.6		–	3.6
ABSs[4]	32.1	21.0		–	–	–	–		–		–	53.1
Other	8.6	0.6		15.8	5.7	1.0	3.1		71.1		0.1	106.0
Funding provided by HSBC	15.9	7.8		8.6	4.6	0.4	2.8		1.0		–	41.1
CP	2.4	7.8		8.6	–	–	–		–		–	18.8
MTNs	5.3	–		–	–	–	–		0.3		–	5.6
Junior notes	–	–		–	–	–	–		0.7		–	0.7
Term repos executed	8.2	–		–	–	–	–		–		–	8.2
Investments in funds	–	–		–	4.6	0.4	2.8		–		–	7.8
Total maximum exposure to consolidated SPEs	40.0	25.7		21.2	4.6	0.4	2.8		30.6		0.1	125.4

Liquidity and credit enhancements
Deal-specific liquidity facilities	–	–		21.2	–	–	–		–		–	21.2
Programme-wide liquidity facilities	0.8	25.7		–	–	–	–		–		–	26.5
Programme-wide limited credit enhancements	–	0.2		0.7	–	–	–		–		–	0.9
Other liquidity and credit enhancements	–	–		–	–	–	–		0.2		–	0.2

1	The securities investment conduits include Mazarin, Barion, Malachite and Solitaire.
2	Local investment management funds.
3	Also includes consolidated SPEs that hold mortgage loans held at fair value.
4	These assets only include those measured at fair value. For details on the geographical origin of the mortgage loans held at fair value and ABSs, including those represented by MBSs and CDOs held in consolidated SIVs and securities investment conduits, see ‘Nature and extent of HSBC’s exposures’ on page 150. The geographical origin of the loans and receivables held by the multi-seller conduits is disclosed on page 177.
5	The carrying amount of HSBC’s holding of capital notes in the securities investment conduits amounted to US$1.9 million (2007: n/a) with a par value of US$52 million (2007: n/a).
6	Total assets for 2007 have been restated as a result of reclassifying assets amounting to US$17 billion from VNAV to local funds.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Impact of Market Turmoil (continued)

SPEs > SIVs and conduits >Maximum exposures / 3rd party SPEs // Other off-balance sheet arrangements

HSBC’s maximum exposure to unconsolidated SPEs

	Securitisations[1]			Money market funds[1]				Non-money market funds[1]

	HSBC	Non-HSBC			Enhanced						Multi-
	originated	originated		CNAV	VNAV	VNAV	[4]	Specialist	Local		manager
	assets	assets	[2]	funds	funds	funds		funds	funds	[3,4]	funds	Other	Total
	US$bn	US$bn		US$bn	US$bn	US$bn		US$bn	US$bn		US$bn	US$bn	US$bn
At 31 December 2008
Total assets	0.6	13.5		28.2	2.0	26.6		82.5	93.1		21.0	20.9	288.4
Funding provided by HSBC	–	0.2		–	–	0.3		–	1.0		–	8.3	9.8
MTNs	–	0.2		–	–	–		–	–		–	8.3	8.5
Investments in funds	–	–		–	–	0.3		–	1.0		–	–	1.3
Total maximum exposure to unconsolidated SPEs	–	0.2		–	–	0.3		–	1.0		–	4.1	5.6
At 31 December 2007
Total assets	0.9	16.0		56.8	6.2	22.6		131.0	123.3		30.4	23.5	410.7
Funding provided by HSBC	–	0.4		1.3	1.3	0.3		0.1	2.6		0.1	7.2	13.3
MTNs	–	0.3		–	–	–		–	–		–	7.2	7.5
Mezzanine notes	–	0.1		–	–	–		–	–		–	–	0.1
Investments in funds	–	–		1.3	1.3	0.3		0.1	2.6		0.1	–	5.7
Total maximum exposure to unconsolidated SPEs	–	0.4		1.3	1.3	0.3		0.1	2.6		0.1	4.5	10.6

1	HSBC’s financial investments in off-balance sheet money market funds and non-money market funds have been classified as available-for-sale securities, and measured at fair value. HSBC’s financial investments in off-balance sheet securitisations have been classified as trading assets and available-for-sale securities, and measured at fair value.
2	In the US, HSBC has established securitisation programmes where term-funded SPEs are used to securitise third-party originated mortgages, mainly sub-prime and Alt-A residential mortgages. The majority of these SPEs are not consolidated by HSBC as it is not exposed to the majority of the risk and rewards of ownership in the SPEs. No liquidity facility has been provided by HSBC.
3	Local investment management funds.
4	Total assets for 2007 have been restated as a result of reclassifying assets amounting to US$17 billion from VNAV funds to local funds.

Back to Contents

Third-party sponsored SPEs

Through standby liquidity facility commitments, HSBC has exposure to third-party sponsored SIVs, conduits and securitisations under normal banking arrangements on standard market terms. These exposures are quantified below.

HSBC’s commitments under liquidity facilities to third-party SIVs, conduits and securitisations

	Commit-
	ments	Drawn
	US$bn	US$bn
At 31 December 2008
Third-party SIVs	–	–
Third-party conduits	1.1	0.1
Third-party securitisations	0.6	0.1

	1.7	0.2

At 31 December 2007
Third-party SIVs	0.3	–
Third-party conduits	4.4	0.4
Third-party securitisations	0.5	–

	5.2	0.4

Other exposures to third-party SIVs, conduits and securitisations where a liquidity facility has been provided

	At 31 December

	2008	2007
	US$bn	US$bn

Derivative assets	–	0.2

Other off-balance sheet arrangements and commitments

Financial guarantees, letters of credit and similar undertakings

Note 40 on the Financial Statements describes various types of guarantees and discloses the maximum potential future payments under such arrangements. Credit risk associated with all forms of guarantees is assessed in the same manner as for on-balance sheet credit advances and, where necessary, provisions for assessed impairment are included in ‘Other provisions’.

Commitments to lend

Undrawn credit lines are disclosed in Note 40 on the Financial Statements. The majority by value of undrawn credit lines arise from ‘open to buy’ lines on personal credit cards, advised overdraft limits and other pre-approved loan products, and mortgage offers awaiting customer acceptance. HSBC generally has the right to change or terminate any conditions of a personal customer’s overdraft, credit card or other credit line upon notification to the customer. In respect of corporate commitments to lend, in most cases HSBC’s position will be protected through restrictions on access to funding in the event of material adverse change.

Leveraged finance transactions

Loan commitments in respect of leveraged finance transactions are accounted for as derivatives where it is HSBC’s intention to sell the loan after origination. Further information is provided on page 160.

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

     A statement of HSBC’s compliance with the code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council and with the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in the ‘Report of the Directors: Governance’ on page 281.

     HSBC’s operations throughout the world are regulated and supervised by approximately 540 different central banks and regulatory authorities in those jurisdictions in which HSBC has offices, branches or subsidiaries. These authorities impose a variety of requirements and controls designed to improve financial stability and the transparency of financial markets and their contribution to economic growth. These regulations and controls cover, inter alia, capital adequacy, depositor protection, market liquidity, governance standards, customer protection (for example, fair lending practices, product design, and marketing and documentation standards), and social responsibility obligations (for example, anti-money laundering and anti-terrorist financing measures). In addition, a number of countries in which HSBC operates impose rules that affect, or place limitations on, foreign or foreign-owned or controlled banks and financial institutions. The rules include restrictions on the opening of local offices, branches or subsidiaries and the types of banking and non-banking activities that may be conducted by those local offices, branches or subsidiaries;

Back to Contents

restrictions on the acquisition of local banks or regulations requiring a specified percentage of local ownership; and restrictions on investment and other financial flows entering or leaving the country. The supervisory and regulatory regimes of the countries where HSBC operates will determine to some degree HSBC’s ability to expand into new markets, the services and products that HSBC will be able to offer in those markets and how HSBC structures specific operations. As a result of the recent government interventions in response to recent global economic conditions – it is widely anticipated that there will be a substantial increase in government regulation and supervision of the financial services industry, including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures.

     In June 2006, the Basel Committee on Banking Supervision introduced a new capital adequacy framework to replace the 1988 Basel Capital Accord in the form of a new Accord (commonly known as ‘Basel II’). Details of the way in which Basel II has been implemented by the FSA, the timing of the change and the impact on HSBC are set out on page 275.

     The FSA supervises HSBC on a consolidated basis. In addition, each operating bank, finance company or insurance operation within HSBC is regulated by local supervisors. The primary regulatory authorities are those in the UK, Hong Kong and the US, the Group’s principal areas of operation.

UK regulation and supervision

UK banking and financial services institutions are subject to multiple regulations. The primary UK statute is the Financial Services and Markets Act 2000 (‘FSMA’). Additionally, data privacy is regulated by the Data Protection Act 1998. Other UK financial services legislation is derived from EU directives relating to banking, securities, insurance, investments and sales of personal financial services.

     In addition to its role as HSBC’s lead regulator, the FSA is responsible for authorising and supervising all HSBC’s businesses in the UK which require authorisation under FSMA. These include deposit-taking, retail banking, life and general insurance, pensions, investments, mortgages, custody and share dealing businesses, and treasury and capital markets activity. HSBC Bank plc is HSBC’s principal authorised institution in the UK.

     FSA rules establish the minimum criteria for authorisation for banks and financial services businesses in the UK. They also set out reporting (and, as applicable, consent) requirements with regard to large individual exposures and large exposures to related borrowers. In its capacity as supervisor of HSBC on a consolidated basis, the FSA receives information on the capital adequacy of, and sets requirements for, HSBC as a whole. Further details on capital measurement are included in ‘Capital management and allocation’ on pages 274 to 280. The FSA’s approach to capital requirements for UK insurers is to require minimum capital to be calculated on two bases. First, firms must calculate their liabilities on a prudent basis and add a statutory solvency margin (‘pillar 1’). Secondly, firms must calculate their liabilities on a realistic basis then add to this their own calculation of risk-based capital. The sum of realistic reserves and risk-based capital (‘pillar 2’) is agreed with the FSA. Insurers are required to maintain capital equal to the higher of pillars 1 and 2. The FSA has the right to object, on prudential grounds, to persons who hold, or intend to hold, 10 per cent or more of the voting power of a financial institution.

     The regulatory framework of the UK financial services system has traditionally been based on co-operation between the FSA and authorised institutions. The FSA monitors authorised institutions through ongoing supervision and the review of routine and ad hoc reports relating to financial and prudential matters. The FSA may periodically obtain independent reports, usually from the auditors of the authorised institution, as to the adequacy of internal control procedures and systems as well as procedures and systems governing records and accounting. The FSA meets regularly with HSBC’s senior executives to discuss HSBC’s adherence to the FSA’s prudential guidelines. They also regularly discuss fundamental matters relating to HSBC’s business in the UK and internationally, including areas such as strategic and operating plans, risk control, loan portfolio composition and organisational changes, including succession planning. In light of current conditions, HSBC has experienced an increased level of ongoing interaction with the FSA.

Hong Kong regulation and supervision

Banking in Hong Kong is subject to the provisions of the Banking Ordinance and to the powers, functions and duties ascribed by the Banking Ordinance to the Hong Kong Monetary Authority (the ‘HKMA’). The principal function of the HKMA is to promote the general stability and effective working of the banking system in Hong Kong. The HKMA is responsible for supervising compliance

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Regulation and supervision / Risk management > Introduction / Governance and ownership with the provisions of the Banking Ordinance. The Banking Ordinance gives power to the Chief Executive of Hong Kong to give directions to the HKMA and the Financial Secretary with respect to the exercise of their respective functions under the Banking Ordinance.

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

US regulation and supervision

HSBC is subject to extensive federal and state supervision and regulation in the US. Banking laws and regulations of the Board of Governors of the Federal Reserve System (the ‘Federal Reserve Board’), the Office of the Comptroller of the

Currency (the ‘OCC’) and the Federal Deposit Insurance Corporation (the ‘FDIC’) govern many aspects of HSBC’s US business.

     HSBC and its US operations are subject to supervision, regulation and examination by the Federal Reserve Board because HSBC is a ‘bank holding company’ under the US Bank Holding Company Act of 1956 (‘BHCA’), as a result of its control of HSBC Bank USA, N.A., Mclean, Virginia (‘HBUS’); HSBC Trust Company (Delaware), N.A., Wilmington, Delaware (‘HTCD’); and Wells Fargo Trade Bank, N.A., San Francisco, California (‘WFTB’). HSBC North America Holdings Inc. (‘HNAH’), formed to hold HSBC’s US and Canadian operations is also a ‘bank holding company’. Both HSBC and HNAH are registered as financial holding companies (‘FHC’s) under the BHCA, and, accordingly, may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or incidental or complementary to activities that are financial in nature. The ability of HSBC and HNAH to engage in expanded financial activities as FHCs depends upon HSBC and HNAH continuing to meet certain criteria set forth in the BHCA, including requirements that their US depository institution subsidiaries be ‘well capitalised’ and ‘well managed’, and that such institutions have achieved at least a satisfactory record in meeting community credit needs during their most recent examinations pursuant to the Community Reinvestment Act.

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

     The three US banks, HBUS, HTCD, and WFTB are subject to regulation and examination primarily by the OCC, secondarily by the FDIC, and by the Federal Reserve Board. Banking laws and regulations restrict many aspects of their operations and administration, including the establishment and maintenance of branch offices, capital and reserve requirements, deposits and borrowings, investment and lending activities, payment of dividends and numerous other matters.

     In December 2007, US regulators published a

Back to Contents

final rule regarding Risk-Based Capital Standards: Advanced Capital Adequacy Framework – Basel II. This final rule represents the US adoption of the Basel II International Capital Accord (‘Basel II’). The final rule became effective on 1 April 2008, and requires large bank holding companies, including HNAH, to adopt its provisions no later than 1 April 2011. HNAH has established comprehensive Basel II implementation project teams comprised of risk management specialists representing all risk disciplines. In addition, US banking authorities have adopted ‘leverage’ capital requirements that generally require US banks and bank holding companies to maintain a minimum amount of capital in relation to their balance sheet assets (measured on a non-risk-weighted basis).

     HBUS and HTCD are subject to risk-based assessments from the FDIC, which insures deposits generally to a maximum of US$100,000 per domestic depositor. In October 2008, the FDIC raised the maximum amount of insured deposits to US$250,000 per domestic depositor until 31 December 2009, after which the limit will return to US$100,000. The FDIC bases assessments on supervisory ratings, financial ratios and long-term debt issuer ratings, with those banks in the highest rated categories paying lower assessments.

     In October 2008, the FDIC announced its Temporary Liquidity Guarantee Programme (‘TLGP’), under which the FDIC will guarantee (i) newly-issued senior unsecured debt issued by eligible, participating institutions, and (ii) certain non-interest bearing transaction accounts. HNAH and its subsidiary banks and bank holding companies elected to participate in both components of the TLGP, as applicable.

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

Risk management

(Unaudited)

Introduction

All HSBC’s activities involve, to varying degrees, the analysis, evaluation, acceptance and management of risks or combinations of risks. The most important categories of risk that the Group is exposed to are credit risk (including cross-border country risk), market risk, operational risks in various forms, liquidity risk, insurance risk, pension risk, residual value risk, reputational risk and sustainability (environmental and social) risks. Market risk includes foreign exchange, interest rate and equity price risks.

     The management of these various risk categories is discussed below. Insurance risk is managed by the Group’s insurance businesses together with their own credit, liquidity and market risk functions, distinct from those covering the rest of HSBC due to the different nature of their activities. They remain under risk oversight at Group level.

     The risk profiles of HSBC Group and of individual operating entities change constantly under the influence of a wide range of factors. The risk management framework established by the Group fosters the continuous monitoring of the risk environment and an integrated evaluation of risks and their interdependencies.

Risk governance and ownership

A well-established risk governance and ownership structure ensures oversight of, and accountability for, the effective management of risk at Group, regional, customer group and operating entity levels.

     The Board approves the Group’s risk appetite framework, plans and performance targets for the Group and its principal operating subsidiaries, the appointment of senior officers, the delegation of authorities for credit and other risks and the establishment of effective control procedures. Under authority delegated by the Board, the Group Management Board (‘GMB’) through its separately convened Risk Management Meeting (‘RMM’) formulates high-level Group risk management policy, exercises delegated risk authorities and oversees the implementation of risk appetite and controls. It monitors all categories of risk, receives reports on actual performance and emerging issues, determines action to be taken and reviews the efficacy of HSBC’s risk management framework.

     Primary responsibility for managing risk at operating entity level lies with the respective boards and Chief Executive Officers, as custodians of their balance sheets. In their oversight and stewardship of risk management at Group level, GMB and RMM are supported by a dedicated Global Risk function headed by the Group Chief Risk Officer (‘GCRO’), who is a member of both bodies and reports to the Group Finance Director within the integrated Finance and

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Regulation and supervision / Risk management > Introduction / Governance and ownership

Risk function, which the Group Finance Director represents on the Board.

       Global Risk has functional responsibility for the principal financial risk types, namely retail and wholesale credit, market, operational, security and fraud risks. For these it establishes Group policy, exercises Group-wide oversight and provides reporting and analysis of portfolio composition on a global and a regional basis to senior management. Accountability and consistent control across the Global Risk function is provided through the Global Risk Management Board, chaired by the GCRO, the membership of which includes the Chief Risk Officers of HSBC’s regions and the heads of risk disciplines within GMO. Global Risk also co-ordinates the continued development of the Group’s risk appetite, economic capital and stress testing frameworks. In addition, the GCRO is a member of the Group Portfolio Oversight Committee, chaired by the Group Treasurer, which governs the Group’s portfolio management activities for the wholesale business sector.

Risk appetite

HSBC’s risk appetite framework describes the quantum and types of risk that HSBC is prepared to take in executing its strategy. It is central to an integrated approach to risk, capital and business management and supports the Group in achieving its return on equity objectives, as well as being a key element in meeting the Group’s obligations under pillar 2 of Basel II.

     The formulation of risk appetite considers HSBC’s risk capacity, its financial position, the strength of its core earnings and the resilience of its reputation and brand. It is expressed both qualitatively, describing which risks are taken and why, and quantitatively. HSBC senior management attaches quantitative metrics to individual risk types to ensure that:

•	underlying business activity may be guided and controlled, so that it continues to be aligned to the risk appetite framework;

•	key assumptions underpinning risk appetite can be monitored and, as necessary, adjusted through subsequent business planning cycles; and

•	business decisions anticipated to be necessary to mitigate risk are flagged and acted upon promptly.

     The risk appetite framework, governed by the Board and overseen in its implementation on an ongoing basis by GMB and RMM, is also maintained at regional and customer group levels. It operates through two key mechanisms:

•	the framework itself defines the governance bodies, processes, metrics and other features of how HSBC addresses risk appetite as part of its ongoing business;

•	periodic risk appetite statements define, at various levels in the business, the desired level of risk commensurate with return and growth targets and in line with the corporate strategy and stakeholder objectives.

     The risk appetite framework covers both the beneficial and adverse aspects of risk. Within it, economic capital is the common currency through which risk is measured and used as the basis for risk evaluation, capital allocation and performance measurement across regions and customer groups. Risk appetite is executed through the operational limits that control the levels of risk run by the Group, regions and customer groups and is measured using risk-adjusted performance metrics.

Risk control culture

HSBC’s risk management policies are encapsulated in the Group Standards Manual and cascaded in a hierarchy of policy manuals throughout the Group and communicate standards, instructions and guidance to employees. They support the formulation of risk appetite and establish procedures for monitoring and controlling risks, with timely and reliable reporting to management. HSBC regularly reviews and updates its risk management policies, systems and methodologies to reflect changes in law, regulation, markets, products and emerging best practice.

     It is the responsibility of all Group officers to identify, assess and manage risk within the scope of their assigned responsibilities. Personal accountability, reinforced by the Group’s governance structure and instilled by training and experience, helps to foster throughout the Group a disciplined and constructive culture of risk management and control.

Credit risk

Credit risk management
(Audited)

Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from certain off-balance sheet products such as guarantees and credit derivatives, and from the Group’s holdings of assets in the form of debt securities. HSBC has standards, policies and procedures

Back to Contents

dedicated to monitoring and managing risk from such activities.

     The credit risk governance structures and control frameworks implemented by the Group are designed for all stages of economic and financial cycles, including the current economic environment. No material changes were initiated to HSBC’s risk management objectives, policies or procedures as a direct result of market turmoil. Certain measures already undertaken, however, are helping the Group to manage the effects of that turmoil. Such measures, for example the reinforcement of central credit risk oversight and independent review activities, continue to be implemented within a common operating model for the responsibilities and interaction of GMO Risk, regionally integrated risk functions and country-based management. In addition, certain operational processes have been invoked and applied in order to manage risks more intensively.

     Credit Risk is part of the Global Risk function, and the heads of its Retail and Wholesale risk disciplines within GMO, as well as regional Chief Risk Officers, certain country Chief Credit Officers and the Head of Risk Strategy, report to the GCRO. The regional governance bodies for key risk matters reflect those in place at the centre. Functional units at the entity and regional levels report to GMO Risk. GMO helps build the Group’s credit risk management capacity through staff selection, training, development, performance assessment and remuneration – the GCRO is jointly responsible with business heads for setting the performance goals of senior Global Risk officers.

     Across the Group, Credit Risk fulfils the role of an independent credit control unit, while engaging in dialogue with business teams to set priorities, refine risk appetite, and monitor and report higher-risk exposures. Credit risk and risk capital management policies and methodologies, including analytical model development/review and management information, are enhanced in the light of experience gained, for instance through the roll-out of the Group’s advanced internal ratings-based (‘IRB’) approach to Basel II. See also ‘Capital Management’ on page 274.

     The Credit Risk function within GMO provides high-level oversight and management of credit risk for HSBC worldwide. Its responsibilities include:

•	Formulating Group credit policy. Compliance, subject to approved dispensations, is mandatory for all HSBC’s operating companies, which must develop and record in local instruction manuals their detailed credit policies and procedures, consistent with Group policy.
•	Guiding HSBC’s operating companies on the Group’s appetite for credit risk exposure to specified market sectors, activities and banking products. GMO Risk controls exposures to certain higher-risk sectors and closely monitors exposure to others, including real estate, the automotive sector, certain non-bank financial institutions, structured products and leveraged finance transactions. When necessary, restrictions are imposed on new business or exposures, which may be capped at Group and/or entity level.

•	Undertaking independent review and objective assessment of risk. GMO Risk assesses all commercial non-bank credit facilities and exposures – including those embedded in derivatives – that are originated or renewed by HSBC’s operating companies over designated limits, prior to the facilities being committed to customers or transactions being undertaken. Operating companies may not confirm credit approval without this concurrence.

•	Monitoring the performance and management of retail portfolios across the Group. GMO Risk tracks emerging trends and conducts in-depth portfolio reviews, overseeing the effective management of any adverse characteristics.

•	Controlling centrally exposures to sovereign entities, banks and other financial institutions. HSBC’s credit and settlement risk limits to counterparties in these sectors are approved and managed by GMO Risk to optimise the use of credit availability and avoid excessive risk concentration.

•	Controlling exposure for all debt securities held; where a security is not held solely for the purpose of trading, a formal issuer risk limit is established.

•	Establishing and maintaining HSBC’s policy on large credit exposures, ensuring that concentrations of exposure by counterparty, sector or geography do not become excessive in relation to the Group’s capital base and remain within internal and regulatory limits. The approach is designed to be more conservative than internationally accepted regulatory standards. GMO Risk also monitors HSBC’s intra-Group exposures to ensure they are maintained within regulatory limits. Plans are being developed to adopt the FSA’s new ‘Integrated Groups’ regime in accordance with the published transition timetable.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Management > Credit quality / Impairment assessment

•	Controlling cross-border exposures, through the imposition of country limits with sub-limits by maturity and type of business. Country limits are determined by taking into account economic and political factors, and applying local business knowledge. Transactions with countries deemed to be higher risk are considered on a case by case basis.

•	Maintaining and developing HSBC’s risk rating framework and systems, to classify exposures meaningfully and enable focused management of the risks involved. The GCRO chairs the Credit Risk Analytics Oversight Committee, which reports to the RMM and oversees risk rating model governance for both wholesale and retail business. Rating methodologies, based upon a wide range of analytics and market data- based tools, are core inputs to the assessment of customer risk. For larger facilities, while full use is made of automated risk-rating processes, the ultimate responsibility for setting risk ratings rests with the final approving executive.

•	Assisting the Risk Strategy unit in the development of stress-testing scenarios, economic capital measurement and the refinement of key risk indicators and their reporting, the tools for this being increasingly embedded within the Group’s business planning processes.

•	Reporting on aspects of the HSBC credit risk portfolio to the RMM, the Group Audit Committee and the Board of Directors of HSBC Holdings by way of a variety of regular and ad hoc reports covering:

	–	risk concentrations;

	–	retail portfolio performance at Group entity, regional and overall Group levels;

	–	specific higher-risk portfolio segments;

	–	a Risk Map of the status of key risk topics, with associated preventive and mitigating actions;

	–	individual large impaired accounts, and impairment allowances/charges for all customer segments;

	–	country limits, cross-border exposures and related impairment allowances;

	–	portfolio and analytical model performance data; and

	–	stress-testing results and recommendations.
•	Managing and directing credit risk management systems initiatives. HSBC has constructed a centralised database covering substantially all the Group’s direct lending exposures, to deliver an increasingly granular level of management reporting. A uniform credit application process for banks is operational throughout the Group and a similar corporate credit application system covers almost all Group corporate business by value.

•	Providing advice and guidance to HSBC’s operating companies, to promote best practice throughout the Group on credit-related matters such as sustainability risk, new products and training.

•	Acting on behalf of HSBC Holdings as the primary interface, for credit-related issues, with external parties including the Bank of England, the FSA, rating agencies, corporate analysts, trade associations and counterparts in the world’s major banks and non-bank financial institutions.

     Each HSBC operating company is required to implement credit policies, procedures and lending guidelines that meet local requirements while conforming to Group standards. Credit approval authorities are delegated by the Board of Directors of HSBC Holdings to the most senior Chief Executive Officers, who receive commensurate delegations from their own boards. In each major subsidiary, a Chief Risk Officer or Chief Credit Officer reports to the local Chief Executive Officer or Chief Operating Officer on credit-related issues, while maintaining a direct functional reporting line to the GCRO.

     Each operating company is responsible for the quality and performance of its credit portfolios and for monitoring and controlling all credit risks in them, including those subject to central approval by Group Risk. This includes managing its own risk concentrations by market sector, geography and product. Local systems are in place throughout the Group to enable operating companies to control and monitor exposures by customer and retail product segments.

     Special attention is paid to problem exposures, which are subject to more frequent and intensive review and reporting, in order to accelerate remedial action. Where appropriate, HSBC’s local operating companies maintain or establish specialist units to provide customers with support in order to help them avoid default wherever possible.

     Periodic risk-based audits of operating companies’ credit processes and portfolios are

Back to Contents

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

     Individually significant accounts are reviewed on a sample basis to ensure that risk ratings are appropriate, that credit and collection procedures have been properly followed and that, when an account or portfolio evidences deterioration, impairment allowances are raised in accordance with the Group’s established procedures. Internal Audit discusses with management any risk ratings it considers to be inappropriate; after discussion, its final recommendations for revised ratings must then be adopted.

Credit quality
(Audited)

HSBC’s credit risk rating systems and processes differentiate exposures in order to highlight those with greater risk factors and higher potential severity of loss. In the case of individually significant accounts, risk ratings are reviewed regularly and any amendments are implemented promptly. Within the Group’s retail businesses, risk is assessed and managed using a wide range of risk and pricing models to generate portfolio data.

     HSBC’s historical, seven-grade risk rating system based on a judgemental assessment of the likelihood and impact of delinquency was superseded in 2008 for financial reporting purposes, as for those of all significant risk management decisions employing credit risk ratings, by a more risk-sensitive and granular methodology. This facilitates the IRB approach under Basel II adopted by the Group to support calculation of its minimum credit regulatory capital requirement.

     The integration of this methodology into HSBC’s risk processes and structures is well advanced and supports reporting on the new basis to senior management in line with the Group’s IRB obligations. For further details, please see ‘Credit quality of financial instruments’ on page 217.

Impairment assessment
(Audited)

When impairment losses occur, HSBC reduces the carrying amount of loans and advances through the use of an allowance account. When impairment of available-for-sale financial assets and held-to-maturity financial investments occurs, the carrying amount of the asset is reduced directly. For further details on the accounting policy for impairment of available-for-sale debt and equity securities, see ‘Accounting policies’ on page 350.

     Impairment allowances may be assessed and created either for individually significant accounts or, on a collective basis, for groups of individually significant accounts for which no evidence of impairment has been individually identified or for high-volume groups of homogeneous loans that are not considered individually significant.

     It is HSBC’s policy that each operating company creates allowances for impaired loans promptly and consistently.

     Management regularly evaluates the adequacy of the established allowances for impaired loans by conducting a detailed review of the loan portfolio, comparing performance and delinquency statistics with historical trends and assessing the impact of current economic conditions.

Individually assessed impairment allowances

These are determined by evaluating exposure to loss, case by case, on all individually significant accounts and all other accounts that do not qualify for the collective assessment approach outlined below. Loans are treated as impaired as soon as there is objective evidence that an impairment loss has been incurred. The criteria used by HSBC to determine that there is such objective evidence include:

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

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Management > Impairment assessment // Credit exposure > Maximum exposure

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

     The period between a loss occurring and its identification is estimated by local management for each relevant portfolio. In general, the periods used vary between four and twelve months although, in exceptional cases, longer periods are warranted.

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

Back to Contents

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

     Generally, historical experience is the most objective and relevant information from which to begin to assess inherent loss within each portfolio. In circumstances where historical loss experience provides less relevant information about the inherent loss in a given portfolio at the balance sheet date – for example, where there have been changes in economic conditions or regulations – management considers the more recent trends in the portfolio risk factors which may not be adequately reflected in its statistical models and, subject to guidance from Group Finance and GMO Risk, adjusts impairment allowances accordingly.

     Roll rates, loss rates and the expected timing of future recoveries are regularly benchmarked against actual outcomes to ensure they remain appropriate.

Write-off of loans and advances

Loans are normally written off, either partially or in full, when there is no realistic prospect of further recovery. Where loans are secured, this is generally after receipt of any proceeds from the realisation of security. In the case of residential mortgages and second lien loans in HSBC Finance, loan carrying amounts in excess of net realisable value are written off at or before the time foreclosure is completed or when settlement is reached with the borrower. If there is no reasonable expectation of recovery, and foreclosure is pursued, unconstrained by delays required by law or regulation, the loan is normally written off no later than the end of the month in which the loan becomes 240 days contractually past due.

     Unsecured personal facilities, including credit cards, are generally written off at between 150 and 210 days past due, the standard period being the end of the month in which the account becomes 180 days contractually delinquent. This period may be extended, generally to 300 days past due but in no event exceeding 360 days past due, in the case of HSBC Finance’s unsecured personal facilities other than credit cards.

     Cases of write-off periods exceeding 360 days past due are few but arise, for example, in a few countries where local regulation or legislation constrain earlier write-off, or where the realisation of collateral for secured real estate lending extends beyond this time.

     In the event of bankruptcy or analogous proceedings, write-off may occur earlier than at the periods stated above. Collections procedures may continue after write-off.

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

     Impairment allowances are assessed in respect of all qualifying exposures within these countries unless these exposures and the inherent risks are:

•	performing, trade-related and of less than one year’s maturity;

•	mitigated by acceptable security cover which is, other than in exceptional cases, held outside the country concerned;

•	in the form of securities held for trading purposes for which a liquid and active market exists, and which are measured at fair value daily;

•	performing facilities with a principal (excluding security) of US$1 million or below; or

•	performing facilities with maturity dates shorter than three months.

Credit exposure

Maximum exposure to credit risk
(Audited)

HSBC’s exposure to credit risk is spread over several asset classes, including derivatives, trading

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Credit exposure > Maximum exposure / Collateral assets, loans and advances to customers, loans and advances to banks, and financial investments. The balance of exposure at 31 December 2008 represented a change in risk profile compared with a year ago as HSBC repositioned its balance sheet in the face of unprecedented turmoil in financial markets. The following commentary is on a constant currency basis.

     Derivative asset balances rose significantly as the financial turmoil of 2008 led to heightened levels of volatility in the underlying markets to which the derivatives are referenced. The rise in asset balances was primarily driven by interest rate derivatives as the global fall in interest reference rates created significant gaps between the fixed and floating components of interest rate swaps, which in turn led to substantial mark-to-market increases in the value of interest rate swap positions. The widening credit spreads and significant volatility in credit and foreign exchange markets created the environment in which credit derivative positions and foreign exchange derivative assets increased.

     HSBC reduced exposure to banks as it tightened lending limits in response to declining credit quality. Much of this lending was instead placed into government issued or guaranteed debt, which contributed to an increase in financial investments.

     Loans and advances to customers in the commercial sector grew while personal lending declined, primarily due to the continued run-off of parts of the portfolio in North America. Amounts due from non-bank financial institutions increased due to the expansion of reverse repo lending with the London Clearing House in the UK and a reclassification of cash collateral in the US.

     Within trading assets, debt securities and treasury and other bills increased, primarily due to the consolidation on 30 September 2008 of five Constant Net Asset Value funds containing assets upon consolidation of around US$40 billion held for trading. For further details see pages 180 to 181.

     As a consequence of the significant increase in derivative balances, there was a decline in the proportion of total assets represented by most other asset classes. On a reported basis, the proportion of total assets represented by derivative assets increased by 12 percentage points while that deployed in loans and advances to customers declined by 5 percentage points and the proportion of trading assets declined by 2 percentage points. Loans and advances to banks as a proportion of total assets declined by 4 percentage points.

     The most significant factor affecting HSBC’s exposure to credit risk during 2008 was the continuing deterioration in credit conditions in the US mortgage market. HSBC also experienced deterioration in credit quality in the commercial real estate sector. Loss experience remained concentrated in the personal lending portfolios, primarily in the US with 85 per cent of loan impairment charges and other credit risk provisions arising in Personal Financial Services in 2008 compared with 94 per cent in 2007. In 2008, 9 per cent of loan impairment charges and other credit risk provisions arose in Commercial Banking, compared with 6 per cent in 2007. In the UK, despite significant declines in house prices and activity in the housing market as a whole, the credit quality of HSBC’s mortgage business remained materially stable in 2008.

     The following table presents the maximum exposure to credit risk from balance sheet and off-balance sheet financial instruments, before taking account of any collateral held or other credit enhancements (unless such credit enhancements meet offsetting requirements). For financial assets recognised on the balance sheet, the maximum exposure to credit risk equals their carrying amount; for financial guarantees granted, it is the maximum amount that HSBC would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments that are irrevocable over the life of the respective facilities, it is the full amount of the committed facilities.

Back to Contents

Maximum exposure to credit risk
(Audited)

	At 31 December 2008			At 31 December 2007

			Net			Net
	Maximum		exposure to	Maximum		exposure to
	exposure	Offset	credit risk	exposure	Offset	credit risk
	US$m	US$m	US$m	US$m	US$m	US$m

Items in the course of collection from other banks	6,003	–	6,003	9,777	–	9,777
Trading assets	405,451	(13,227)	392,224	394,492	(12,220)	382,272
– treasury and other eligible bills	32,458	–	32,458	16,439	–	16,439
– debt securities	199,619	–	199,619	178,834	(1,417)	177,417
– loans and advances to banks	73,055	–	73,055	100,440	(994)	99,446
– loans and advances to customers	100,319	(13,227)	87,092	98,779	(9,809)	88,970
Financial assets designated at fair value	17,540	–	17,540	21,517	–	21,517
– treasury and other eligible bills	235	–	235	181	–	181
– debt securities	16,349	–	16,349	21,150	–	21,150
– loans and advances to banks	230	–	230	178	–	178
– loans and advances to customers	726	–	726	8	–	8
Derivatives	494,876	(383,308)	111,568	187,854	(121,709)	66,145
Loans and advances held at amortised cost	1,086,634	(83,398)	1,003,236	1,218,914	(66,983)	1,151,931
– loans and advances to banks	153,766	(126)	153,640	237,366	(278)	237,088
– loans and advances to customers	932,868	(83,272)	849,596	981,548	(66,705)	914,843
Financial investments	292,984	–	292,984	270,406	–	270,406
– treasury and other similar bills	41,027	–	41,027	30,104	–	30,104
– debt securities	251,957	–	251,957	240,302	–	240,302
Other assets	40,859	(5)	40,854	43,245	(226)	43,019
– endorsements and acceptances	10,482	(5)	10,477	12,248	(226)	12,022
– accrued income and other	30,377	–	30,377	30,997	–	30,997
Financial guarantees	52,318	–	52,318	56,440	–	56,440
Loan commitments and other credit-related commitments[1]	604,022	–	604,022	764,457	–	764,457

	3,000,687	(479,938)	2,520,749	2,967,102	(201,138)	2,765,964

1	The amount of the loan commitments reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. In addition to those amounts, there is a further maximum possible exposure to credit risk of US$35,849 million (2007: US$317,834 million), reflecting the full take-up of such irrevocable loan commitments.

Collateral and other credit enhancements
(Audited)

Collateral held against financial instruments presented in the ‘Maximum exposure to credit risk’ table above is described in more detail below.

Items in the course of collection from other banks

Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt of cash, securities or equities. Daily settlement limits are established for counterparties to cover the aggregate of HSBC’s transactions with each one on any single day. Settlement risk on many transactions, particularly those involving securities and equities, is substantially mitigated by settling through assured payment systems or on a delivery-versus-payment basis.

Treasury, other eligible bills and debt securities

Collateral held as security for financial assets other than loans and advances is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, except for ABSs and similar instruments, which are secured by pools of financial assets.

Derivatives

The ISDA Master Agreement is HSBC’s preferred agreement for documenting derivatives activity. It provides the contractual framework within which dealing activity across a full range of over-the-

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Credit exposure > Concentration > 2008

counter products is conducted, and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or other pre-agreed termination events occur. It is common, and HSBC’s preferred practice, for the parties to execute a Credit Support Annex (‘CSA’) in conjunction with the ISDA Master Agreement. Under a CSA, collateral is passed between the parties to mitigate the market-contingent counterparty risk inherent in the outstanding positions.

Loans and advances

It is HSBC’s policy, when lending, to do so on the basis of the customer’s capacity to repay, rather than rely primarily on the value of security offered. Depending on the customer’s standing and the type of product, facilities may be provided unsecured. Whenever available, collateral can be an important mitigant of credit risk.

     The guidelines applied by operating companies in respect of the acceptability of specific classes of collateral or credit risk mitigation, and the determination of valuation parameters are subject to regular review to ensure that they are supported by empirical evidence and continue to fulfil their intended purpose. The principal collateral types employed by HSBC are as follows:

•	in the personal sector, mortgages over residential properties;

•	in the commercial and industrial sector, charges over business assets such as premises, stock and debtors;

•	in the commercial real estate sector, charges over the properties being financed; and

•	in the financial sector, charges over financial instruments such as cash, debt securities and equities in support of trading facilities.

     In addition, credit derivatives, including credit default swaps and structured credit notes, and securitisation structures are used to manage credit risk in the Group’s loan portfolio.

     HSBC does not disclose the fair value of collateral held as security or other credit enhancements on loans and advances past due but not impaired, or on individually assessed impaired loans and advances, as it is not practicable to do so.

Concentration of exposure
(Audited)

Concentrations of credit risk arise when a number of counterparties or exposures have comparable economic characteristics, or such counterparties are engaged in similar activities or operate in the same geographical areas or industry sectors, so that their collective ability to meet contractual obligations is uniformly affected by changes in economic, political or other conditions.

Securities held for trading
(Unaudited)

Total securities held for trading within trading assets were US$254 billion at 31 December 2008 (2007: US$247 billion). The largest concentration of these assets was government and government agency securities, which amounted to US$143 billion, or 56 per cent of overall trading securities (2007: US$115 billion, 46 per cent). This included US$32 billion (2007: US$16 billion) of treasury and other eligible bills. Corporate debt and other securities were US$82 billion or 32 per cent of overall trading securities, 8 percentage points higher than 2007’s level of 24 per cent at US$60 billion. Included within total securities held for trading were US$50 billion (2007: US$70 billion) of debt securities issued by banks and other financial institutions.

     A more detailed analysis of securities held for trading is set out in Note 16 on the Financial Statements and an analysis of credit quality is provided on page 218.

Debt securities, treasury and other eligible bills
(Unaudited)

At US$293 billion, total financial investments excluding equity securities were 8 per cent higher at 31 December 2008 than at the end of 2007. Debt securities, at US$252 billion, represented the largest concentration of financial investments at 86 per cent of the total, compared with US$240 billion (89 per cent) at 31 December 2007. HSBC’s holdings of corporate debt, ABSs and other securities were spread across a wide range of issuers and geographical regions, with 48 per cent invested in securities issued by banks and other financial institutions. In total, holdings in ABSs decreased by US$24 billion due to a combination of movements in fair values, principal amortisations and write-downs.

     Investments in securities of governments and government agencies of US$114 billion were 38 per cent of overall financial investments, 5 percentage points higher than in 2007. US$41 billion of these investments comprised treasury and other eligible bills.

     A more detailed analysis of financial investments is set out in Note 19 on the Financial

Back to Contents

Statements and an analysis by credit quality is provided on page 218.

     The insurance businesses held diversified portfolios of debt and equity securities designated at fair value (2008: US$20 billion; 2007: US$34 billion) and debt securities classified as financial investments (2008: US$28 billion; 2007: US$23 billion). A more detailed analysis of securities held by the insurance businesses is set out on page 262.

Derivatives
(Unaudited)

Derivative assets at 31 December 2008 were US$495 billion, a rise of 163 per cent from 31 December 2007, primarily foreign exchange, interest rate and credit derivatives. The main drivers of growth were mark-to-market movements across the entire portfolio arising from volatility and movements in interest rates and credit spreads.

Loans and advances
(Unaudited)

Loans and advances were well diversified across industry sectors and jurisdictions.

     At constant exchange rates, gross loans and advances to customers (excluding the financial sector settlement accounts and reclassified ABSs) at 31 December 2008 rose by US$54 billion or 7 per cent from 31 December 2007.

     Personal lending represented 46 per cent of total loans and advances to customers including the financial sector settlement accounts and reclassified ABSs. Residential mortgages of US$243 billion represented 25 per cent of total advances to customers, the Group’s largest concentration in a single exposure type.

     Corporate, commercial and financial lending, including settlement accounts, amounted to 53 per cent of total loans and advances to customers at 31 December 2008. The largest industry concentrations were in non-bank financial institutions and commercial real estate lending at 10 per cent and 7 per cent, respectively, of total gross lending to customers.

     Exposure to non-bank financial institutions principally comprised secured lending on trading accounts, primarily through repo facilities. During 2008, HSBC reduced unsecured exposure to hedge fund trading accounts. HSBC had no material exposure to hedge funds affected by the administration of Lehman Brothers International (Europe).

     HSBC managed its exposure to insurance institutions closely within existing limits and experienced no material loss during 2008.

     Commercial, industrial and international trade lending rose strongly during 2008, increasing its proportion of total lending by 2 percentage points to 22 per cent of total gross loans and advances to customers on a reported basis. Within this category, the largest concentration of lending was to the service sector, which amounted to 6 per cent of total gross lending to customers.

     Loans and advances to banks were widely distributed across major institutions.

     Lending to banks was managed downwards through 2008. HSBC reduced limits to this sector in response to a deterioration in credit quality which was most visible in the collapse of a number of US and Icelandic banks to which the Group had advanced funds. The expansion of sovereign guarantees for some bank issuance increased appetite for these counterparties.

2008 compared with 2007
(Unaudited)

The commentary below analyses, on a constant currency basis, the changes in lending noted in the table below, compared with the position at 31 December 2007. On this basis, loans and advances to personal, corporate and commercial customers increased by 7 per cent, and total gross loans and advances rose by 1 per cent.

     Total lending to personal customers was concentrated in North America (US$196 billion), the UK (US$108 billion) and Hong Kong (US$46 billion). Collectively, these regions accounted for 79 per cent of total personal lending, a decline of 1 percentage point from the level reported at 31 December 2007. Total lending to personal customers declined by 3 per cent to US$440 billion at 31 December 2008.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Credit exposure > Concentration > 2008

Gross loans and advances by industry sector
(Unaudited)

	At	Constant	Movement on a	At
	31 December	currency	constant	31 December
	2007	effect	currency basis	2008
	US$m	US$m	US$m	US$m
Gross loans and advances to customers
Personal	500,834	(47,831)	(12,776)	440,227
Residential mortgages[1]	269,068	(30,164)	4,433	243,337
Other personal[2]	231,766	(17,667)	(17,209)	196,890

Corporate and commercial	400,771	(59,671)	66,374	407,474
Commercial, industrial and international trade	202,038	(31,953)	39,755	209,840
Commercial real estate	72,345	(9,224)	7,848	70,969
Other property-related	33,907	(4,188)	1,020	30,739
Government	5,708	(650)	1,486	6,544
Other commercial[3]	86,773	(13,656)	16,265	89,382

Financial	99,148	(11,391)	13,328	101,085
Non-bank financial institutions	96,781	(11,146)	13,901	99,536
Settlement accounts	2,367	(245)	(573)	1,549
Asset-backed securities reclassified	–	–	7,991	7,991

Gross loans and advances to customers	1,000,753	(118,893)	74,917	956,777
Gross loans and advances to banks	237,373	(20,125)	(63,419)	153,829

	1,238,126	(139,018)	11,498	1,110,606

1	Including Hong Kong Government Home Ownership Scheme loans of US$3,882 million at 31 December 2008 (2007: US$3,942 million).
2	Other personal loans and advances include second lien mortgages and other property-related lending.
3	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.

     Residential mortgages rose slightly to US$243 billion at 31 December 2008, comprising 25 per cent of total loans and advances to customers (including the financial sector and settlement accounts). A significant increase in mortgage lending in the UK, combined with more modest increases in Hong Kong, Rest of Asia-Pacific and Latin America, more than offset a 15 per cent decrease in the value of mortgage lending in North America.

     In Europe, residential mortgage lending rose by 22 per cent to US$87 billion. Mortgage lending rose by 26 per cent in the UK, driven by the successful launch of the RateMatcher campaign in April 2008, and a similarly successful campaign in First Direct. This was partly offset by a decline in France due to the sale of the regional banks in July 2008.

     In Hong Kong, residential mortgage lending rose by 11 per cent due to successful repricing initiatives which allowed HSBC to become the market leader for new mortgage lending during the year. In response to the weakening local economy and declining house prices in the second half of 2008, HSBC tightened lending criteria and increased pricing on new loans.

     In Rest of Asia-Pacific, mortgage lending rose by 11 per cent, driven by continued business expansion in the Middle East. Balances in mainland China grew strongly as the branch network expanded.

     In North America, mortgage lending declined by 15 per cent. In the US, total mortgage lending amounted to US$81 billion at 31 December 2008, a decline of 18 per cent since 31 December 2007. In the mortgage services business, balances declined by 21 per cent as there were no new originations and the portfolio continued to run-off. In consumer lending, balances declined by 7 per cent as a result of management actions taken to reduce risk in the portfolio, including further tightening underwriting criteria and increasing collateral requirements for new originations. In HSBC USA, balances declined by 32 per cent, primarily due to the sale of US$7.0 billion of mortgage portfolios during 2008 and the fact that the majority of loan originations continued to be sold in the secondary markets. In line with HSBC’s reduced risk appetite, the wholesale and third-party correspondent prime mortgage business of HSBC USA was closed in November 2008.

     In Latin America, residential mortgage lending increased, driven by continued growth in fixed rate mortgage lending in Mexico.

     Other personal lending declined by 8 per cent to US$197 billion at 31 December 2008, representing

Back to Contents

21 per cent of total loans and advances to customers (including the financial sector and settlement accounts).

     In Europe, other personal lending declined by 11 per cent from the end of 2007 to US$54 billion. The decrease was primarily attributable to the UK as a stronger focus on secured lending restricted originations in the unsecured portfolio. The sale of certain non-core credit card portfolios in the first half of 2008 also contributed to the decrease in the UK. In France, balances declined due to the sale of the regional banks in the second half of 2008. In Turkey, continued expansion of the branch network during 2008 resulted in higher balances, particularly in credit cards and overdrafts.

     In Hong Kong, other personal lending declined by 2 per cent to US$13 billion. HSBC remained the market leader for credit cards in Hong Kong based on cards in circulation, cardholder spending and balances.

     In Rest of Asia-Pacific, other personal lending rose by 12 per cent, primarily due to strong growth in the Middle East. Elsewhere in the region, balances rose in Malaysia and Indonesia.

     In North America, other personal lending balances declined by 12 per cent to US$97 billion. In the US, consumer finance business and credit card lending fell due to the combined effect of tighter underwriting criteria and lower marketing expenditure. A reduction in non-credit card personal lending reflected the decision to cease new business in guaranteed direct mail loans and personal homeowner loans in the second half of 2007, and tighter underwriting criteria applied to originations in the remainder of the portfolio. In the mortgage services business, second lien balances declined due to the continued run-off of the portfolio following the cessation of originations in 2007. Lower vehicle finance lending at HSBC Finance reflected the discontinuation of certain product offerings and the cessation of new vehicle loan originations from the dealer and direct-to-consumer channels in July 2008. HSBC USA also discontinued originations of indirect vehicle finance loans, but second lien loans increased following a promotional campaign channelled through the branch network in the first half of 2008. In Canada, lower balances were attributable to the disposal of the vehicle finance businesses during the year.

     In Latin America, other personal lending rose by 9 per cent to US$15 billion. Lending growth was primarily concentrated in Brazil and reflected strong demand for payroll loans and vehicle lending. In Mexico, balances were broadly in line with

31 December 2007 and the mix was adjusted towards customers of higher credit quality. Further growth was restricted as risk appetite was adjusted by closing certain products to new originations and tightening underwriting criteria on cards, leading to a sharp reduction in the number of cards issued in 2008.

     Loans and advances to corporate and commercial customers rose by 19 per cent to US$407 billion, with strong growth across all regions. Lending was primarily concentrated in Europe, where it accounted for 54 per cent of advances to this sector, of which more than 40 per cent were in the UK.

     In Europe, corporate and commercial advances rose by 24 per cent. In the UK, lending rose by 35 per cent, driven by growth in lending to large corporates. Balances declined in France due to the sale of the regional banks in July 2008.

     In Hong Kong, corporate and commercial lending rose by 19 per cent, driven by higher lending in commercial, industrial and international trade, commercial real estate and other property-related sectors.

     In Rest of Asia-Pacific, strong corporate and commercial lending growth was experienced in the Middle East and Singapore, which rose by 26 per cent and 50 per cent respectively and, to a lesser extent, in Malaysia, India and Taiwan, the latter due to the acquisition of the assets and liabilities of The Chinese Bank in March 2008. In the Middle East, the corporate and commercial loan book continued to grow, owing to an expansion of lending in UAE, particularly for trade and investment projects, in addition to general business growth. In Singapore, higher lending was driven by strong demand from the international trade sector. Lending in Japan declined due to the closure of inactive and unprofitable accounts, and lending in mainland China fell as a result of tightened government regulations and tighter lending criteria in response to the weakening local economy. This partly offset the strong growth elsewhere in the region.

     In North America, corporate and commercial lending increased by 7 per cent, driven by growth in HSBC USA and, to a lesser extent, in Canada. In HSBC USA, higher lending to corporate and commercial clients reflected the targeted expansion of middle market activities and the drawdown of existing credit facilities, partly offset by a decline in commercial real estate activity as the bank managed down its lending exposures in light of lower risk appetite and a deterioration in market conditions. In Canada, corporate and commercial lending rose by

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Credit exposure > Concentration

9 per cent, particularly in Western Canada, as demand remained strong for commercial loans.

     In Latin America, corporate and commercial lending rose by 20 per cent, driven by higher lending in Brazil as a result of strong growth in the trade loans portfolio and working capital products.

     Loans and advances to the financial sector rose by 15 per cent with strong growth in the UK and North America, largely in collateralised lending. Lending balance were 46 per cent higher in the UK due to the increased use of secured funding facilities through the London Clearing House in the form of repos. In North America, higher lending was driven by HSBC USA due to the reclassification from ‘Other assets’ of cash collateral held with other institutions.

     Loans and advances to banks fell by 29 per cent to US$154 billion due to a significant decline in placement activity in Hong Kong and Europe. This was driven by a reduction in money market and inter-bank placements in favour of treasury bills and bank securities. In the UK, a higher proportion of assets were invested in government and government-guaranteed debt. Elsewhere, growth in Latin America was primarily in Brazil, due to higher reverse repo balances.

     The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East Limited and HSBC Bank USA N.A., by the location of the lending branch.

Gross loans and advances to customers by industry sector
(Audited: 2008 to 2005; Unaudited: 2004)

		2008	2007	2006	2005	2004
		US$m	US$m	US$m	US$m	US$m

Personal		440,227	500,834	476,146	420,476	387,852
Residential mortgages[1]		243,337	269,068	265,337	238,546	227,847
Other personal		196,890	231,766	210,809	181,930	160,005
Corporate and commercial		407,474	400,771	343,107	278,709	231,772
Commercial, industrial and international trade		209,840	202,038	162,109	130,802	101,876
Commercial real estate		70,969	72,345	60,366	51,815	43,469
Other property-related		30,739	33,907	27,165	22,196	20,749
Government		6,544	5,708	8,990	8,218	10,527
Other commercial[2]		89,382	86,773	84,477	65,678	55,151
Financial		101,085	99,148	62,458	52,174	66,148
Non-bank financial institutions		99,536	96,781	59,204	50,032	52,329
Settlement accounts		1,549	2,367	3,254	2,142	13,819
Asset-backed securities reclassified		7,991	–	–	–	–

Total gross loans and advances to customers[3]		956,777	1,000,753	881,711	751,359	685,772

Impaired loans[4,6]		25,352	19,582	15,071	12,338	13,031
–	as a percentage of gross loans and advances to customers[4]	2.6%	2.0%	1.7%	1.6%	1.9%
Total impairment allowances[5]		23,909	19,205	13,578	11,357	12,542
–	as a percentage of total gross loans and advances	2.5%	1.9%	1.5%	1.5%	1.8%

1	Residential mortgages include Hong Kong Government Home Ownership Scheme loans of US$3,882 million (2007: US$3,942 million; 2006: US$4,078 million; 2005: US$4,680 million; 2004: US$5,383 million).
2	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
3	Included within this total is credit card lending of US$75,266 million (2007: US$82,854 million; 2006: US$74,518 million; 2005: US$66,020 million; 2004: US$56,222 million).
4	The figures for 2004 are net of suspended interest.
5	2004: Specific provisions on impaired loans.
6	Impaired loans for 2004-2007 have been restated as a result of the reclassification of an element of a credit card portfolio as impaired. There has been no effect on impairment allowances.

Back to Contents

Loans and advances to customers by industry sector and by geographical region
(Audited)

								Gross loans
							Gross	by industry
				Rest of			loans and	sector as a
			Hong	Asia-	North	Latin	advances to	% of total
		Europe	Kong	Pacific	America	America	customers	gross loans
		US$m	US$m	US$m	US$m	US$m	US$m	%
At 31 December 2008
Personal		141,532	46,087	37,411	195,534	19,663	440,227	46.0
Residential mortgages[1]		87,267	33,014	20,185	98,383	4,488	243,337	25.4
Other personal		54,265	13,073	17,226	97,151	15,175	196,890	20.6

Corporate and commercial		219,640	52,186	66,126	47,291	22,231	407,474	42.5
Commercial, industrial and international trade		121,047	20,186	40,147	15,178	13,282	209,840	21.9
Commercial real estate		32,704	14,233	8,144	13,504	2,384	70,969	7.4
Other property-related		7,666	10,296	5,128	7,234	415	30,739	3.2
Government		1,864	951	1,760	352	1,617	6,544	0.7
Other commercial[2]		56,359	6,520	10,947	11,023	4,533	89,382	9.3

Financial		62,620	2,680	5,646	27,746	2,393	101,085	10.6
Non-bank financial institutions		61,823	2,402	5,387	27,560	2,364	99,536	10.4
Settlement accounts		797	278	259	186	29	1,549	0.2
Asset-backed securities reclassified		6,258	–	–	1,733	–	7,991	0.9

Total gross loans and advances to customers[3]		430,050	100,953	109,183	272,304	44,287	956,777	100.0

Percentage of loans and advances by geographical region		44.9%	10.6%	11.4%	28.5%	4.6%	100.0%

Impaired loans		6,774	852	1,114	14,285	2,327	25,352
–	as a percentage of gross loans and advances to customers	1.6%	0.8%	1.0%	5.2%	5.3%	2.6%

Total impairment allowances		3,859	733	1,227	16,090	2,000	23,909
–	as a percentage of total gross loans and advances	0.9%	0.7%	1.1%	5.9%	4.5%	2.5%

At 31 December 2007
Personal		168,549	43,033	36,910	230,562	21,780	500,834	50.1
Residential mortgages[1]		95,665	29,689	20,397	118,993	4,324	269,068	26.9
Other personal		72,884	13,344	16,513	111,569	17,456	231,766	23.2

Corporate and commercial		225,282	43,716	60,442	48,898	22,433	400,771	40.0
Commercial, industrial and international trade		120,359	17,740	36,461	13,937	13,541	202,038	20.1
Commercial real estate		36,672	12,301	7,592	14,561	1,219	72,345	7.2
Other property-related		11,275	8,168	4,664	8,000	1,800	33,907	3.4
Government		2,299	332	1,667	248	1,162	5,708	0.6
Other commercial[2]		54,677	5,175	10,058	12,152	4,711	86,773	8.7

Financial		62,375	3,265	5,426	22,380	5,702	99,148	9.9
Non-bank financial institutions		61,216	2,483	5,191	22,252	5,639	96,781	9.7
Settlement accounts		1,159	782	235	128	63	2,367	0.2

Total gross loans and advances to customers[3]		456,206	90,014	102,778	301,840	49,915	1,000,753	100 .0

Percentage of loans and advances by geographical region		45.6%	9.0%	10.2%	30.2%	5.0%	100.0%

Impaired loans[4]		6,254	433	1,088	9,662	2,145	19,582
–	as a percentage of gross loans and advances to customers	1.4%	0.5%	1.1%	3.2%	4.3%	2.0%

Total impairment allowances		3,931	376	926	11,980	1,992	19,205
–	as a percentage of total gross loans and advances	0.9%	0.4%	0.9%	4.0%	4.0%	1.9%

1	Residential mortgages in Hong Kong include Hong Kong Government Home Ownership Scheme loans of US$3,882 million (2007: US$3,942 million).

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Credit exposure > Concentration / Cross-border

2	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
3	Included within this total is credit card lending of US$75,266 million (2007: US$82,854 million).
4	The 2007 impaired loans for North America have been restated as a result of the reclassification of an element of a credit card portfolio as impaired. There has been no effect on impairment allowances.

Additional disclosure on gross loans and advances to customers by principal country within Rest of Asia-Pacific and Latin America
(Audited)

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Rest of Asia-Pacific
Australia	3,598	783	1,621	3,350	9,352
India	1,112	1,482	493	3,332	6,419
Indonesia	27	527	26	1,410	1,990
Japan	57	160	808	4,818	5,843
Mainland China	1,303	12	2,784	7,423	11,522
Malaysia	2,699	1,624	941	4,263	9,527
Middle East (excluding Saudi Arabia)	1,941	5,583	3,018	17,167	27,709
Egypt	–	275	125	2,106	2,506
United Arab Emirates	1,693	3,748	2,118	10,214	17,773
Other Middle East	248	1,560	775	4,847	7,430
Singapore	4,209	3,301	2,448	3,521	13,479
South Korea	2,153	682	34	2,497	5,366
Taiwan	2,217	705	14	1,497	4,433
Other	869	2,367	1,085	9,222	13,543

	20,185	17,226	13,272	58,500	109,183

Latin America
Argentina	41	707	60	1,648	2,456
Brazil	376	8,585	694	9,578	19,233
Mexico	2,150	3,665	1,024	6,094	12,933
Panama	1,105	1,076	569	1,877	4,627
Other	816	1,142	452	2,628	5,038

	4,488	15,175	2,799	21,825	44,287

At 31 December 2007
Rest of Asia-Pacific
Australia	4,376	922	2,065	3,998	11,361
India	1,545	1,721	339	3,723	7,328
Indonesia	24	497	12	1,171	1,704
Japan	29	126	566	3,541	4,262
Mainland China	500	6	1,746	9,443	11,695
Malaysia	2,632	1,508	787	4,024	8,951
Middle East (excluding Saudi Arabia)	1,036	4,441	2,870	13,536	21,883
Egypt	–	196	126	1,575	1,897
United Arab Emirates	895	2,936	2,159	8,222	14,212
Other Middle East	141	1,309	585	3,739	5,774
Singapore	3,946	3,403	1,712	2,471	11,532
South Korea	2,596	880	61	3,608	7,145
Taiwan	2,061	648	–	1,072	3,781
Other	1,652	2,361	2,098	7,025	13,136

	20,397	16,513	12,256	53,612	102,778

Latin America
Argentina	47	611	75	1,841	2,574
Brazil	329	10,110	426	8,601	19,466
Mexico	2,208	4,696	1,434	10,476	18,814
Panama	1,098	963	593	1,585	4,239
Other	642	1,076	491	2,613	4,822

	4,324	17,456	3,019	25,116	49,915

Back to Contents

Loans and advances to banks by geographical region
(Audited: 2008 to 2005; Unaudited: 2004)

						Gross
			Rest of			loans and
		Hong	Asia-	North	Latin	advances	Impairment
	Europe	Kong	Pacific	America	America	to banks	allowances [1]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2008	62,012	29,646	36,141	11,458	14,572	153,829	(63)
At 31 December 2007	104,534	63,737	39,861	16,566	12,675	237,373	(7)
At 31 December 2006	76,837	50,359	27,517	17,865	12,634	185,212	(7)
At 31 December 2005	44,369	42,751	19,559	10,331	8,964	125,974	(9)
At 31 December 2004	56,063	45,710	14,890	20,911	5,892	143,466	(17)

1	2004: provisions for bad and doubtful debts.

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

     The following table summarises the aggregate of in-country foreign currency and cross-border outstandings by type of borrower to countries which individually represent in excess of 1 per cent of HSBC’s total assets. The classification is based on the country of residence of the borrower but also recognises the transfer of country risk in respect of third-party guarantees, eligible collateral held and residence of the head office when the borrower is a branch. In accordance with the Bank of England Country Exposure Report (Form CE) guidelines, outstandings comprise loans and advances (excluding settlement accounts), amounts receivable under finance leases, acceptances, commercial bills, CDs and debt and equity securities (net of short positions), and exclude accrued interest and intra-HSBC exposures.

In-country foreign currency and cross-border amounts outstanding (Unaudited)

		Government
		and official
	Banks	institutions	Other	Total
	US$bn	US$bn	US$bn	US$bn
At 31 December 2008
UK	38.4	7.1	33.8	79.3
US	13.6	26.4	34.1	74.1
Germany	19.9	12.1	7.9	39.9
France	18.9	8.0	6.7	33.6
The Netherlands	14.1	1.9	10.3	26.3

At 31 December 2007
UK	32.3	2.2	47.5	82.0
US	14.0	11.4	29.5	54.9
France	38.8	1.7	1.9	42.4
Germany	30.3	5.9	5.6	41.8
The Netherlands	21.4	0.2	4.2	25.8

At 31 December 2006
UK	24.8	–	33.5	58.3
Germany	23.7	18.9	2.0	44.6
US	9.5	12.7	16.2	38.4
France	22.1	2.4	6.1	30.6
The Netherlands	14.4	2.1	3.9	20.4
Italy	4.7	12.5	1.4	18.6

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Exposure

At 31 December 2008, HSBC had in-country foreign currency and cross-border amounts outstanding to counterparties in Japan of between 0.75 per cent and 1.0 per cent of total assets; in aggregate, US$24.4 billion.

     At 31 December 2007, HSBC had in-country foreign currency and cross-border amounts outstanding to counterparties in Hong Kong, Belgium and Ireland of between 0.75 per cent and 1.0 per cent of total assets. The aggregate in-country foreign currency and cross-border amounts outstanding were Hong Kong, US$19.7 billion, Belgium, US$19.3 billion and Ireland, US$19.3 billion.

     At 31 December 2006, HSBC had in-country foreign currency and cross-border amounts outstanding to counterparties in Australia and Hong Kong of between 0.75 per cent and 1 per cent of total assets. The aggregate in-country foreign currency and cross-border amounts outstanding were Australia, US$17.1 billion, Hong Kong, US$13.9 billion.

Areas of special interest

Personal lending
(Unaudited)

HSBC provides a broad range of secured and unsecured personal lending products to meet customer needs. Given the diverse nature of the markets in which HSBC operates, the range is not standardised across all countries but is tailored to meet the demands of individual markets while using appropriate distribution channels and, wherever possible, common global IT platforms.

     Personal lending includes advances to customers for asset purchase, such as residential property and motor vehicles, where the loans are typically secured on the assets being acquired. HSBC also offers loans secured on existing assets, such as first and second liens on residential property; unsecured lending products such as overdrafts, credit cards and payroll loans; and debt consolidation loans which may be secured or unsecured. At the end of February 2009, HSBC authorised the discontinuation as soon as practicable of all new receivable originations of all products by the branch-based consumer lending business of HSBC Finance in North America (see page 70).

     Various underwriting controls are applied before a loan is issued, and delinquency is managed through collection and customer management procedures. The expected occurrence and degree of delinquency varies according to the type of loan and the customer segment. Delinquency levels tend to increase in the normal course of portfolio ageing. As a result, loan impairment charges usually relate to lending originated in earlier accounting periods.

     As discussed in ‘Challenges and uncertainties’ on page 12, rising unemployment has been the major factor in the deterioration in credit quality of personal lending portfolios in 2008. Further weakening in consumers’ confidence and capacity to service financial commitments may result in deteriorating payment patterns and increased delinquencies and default rates and, as a consequence, higher loan impairment allowances and write-offs. HSBC monitors the effect of these factors on its personal lending portfolios and keeps under review a range of measures designed to limit the Group’s exposure and mitigate the effect on customers.

     Loan impairment allowances are sensitive to changes in the level of unemployment, particularly at the current time in North America, which affects customers’ future ability to repay their loans. For example, had there been an additional 1 per cent increase in unemployment in North America, loan impairment allowances could have been higher by between US$0.7 billion and US$1.5 billion as at 31 December 2008. The relationship between changes in unemployment and loan impairment charges cannot be predicted with any degree of certainty. For example, sharp increases in unemployment may not have a linear impact on the level of increase in loan impairment charges.

     Please refer to page 205 for further analysis of gross loans and advances by region and pages 34 and 229 for discussion of loan impairment charges and other credit risk provisions.

Back to Contents

Total personal lending
(Unaudited)

						Hong Kong,
						Rest of
					Rest of	Asia-Pacific
		Rest of			North	and Latin
	UK	Europe	US	[1]	America	America	Total
	US$m	US$m	US$m		US$m	US$m	US$m
At 31 December 2008
Total personal lending	107,620	33,912	170,508		25,026	103,161	440,227
Residential mortgages	78,346	8,921	80,946		17,437	57,687	243,337
Other personal lending	29,274	24,991	89,562		7,589	45,474	196,890
– motor vehicle finance	–	99	10,864		137	6,201	17,301
– credit cards	11,215	1,695	46,972		1,469	13,426	74,777
– second lien mortgages	1,160	2	14,614		803	503	17,082
– other	16,899	23,195	17,112		5,180	25,344	87,730
At 31 December 2007
Total personal lending	128,400	40,149	199,336		31,226	101,723	500,834
Residential mortgages	85,356	10,309	98,928		20,065	54,410	269,068
Other personal lending	43,044	29,840	100,408		11,161	47,313	231,766
– motor vehicle finance	71	156	13,266		1,865	7,563	22,921
– credit cards	15,018	2,009	49,634		1,728	13,574	81,963
– second lien mortgages	1,930	–	17,590		1,256	748	21,524
– other	26,025	27,675	19,918		6,312	25,428	105,358

1	Includes residential mortgages of HSBC Bank USA and HSBC Finance.

     The commentary that follows is on a constant currency basis.

     At 31 December 2008, total personal lending was US$440 billion, a decline of 3 per cent from the balance at 31 December 2007. In 2008, personal lending accounted for 85 per cent of the Group’s loan impairment charges and other credit risk provisions. Within personal lending, total loan impairment charges and other credit risk provisions of US$21.2 billion were concentrated in North America (US$16.1 billion) and, to a lesser extent, in Latin America (US$2.1 billion) and Europe (US$2.0 billion). These loan impairment charges represented, respectively, 39 per cent, 5 per cent and 5 per cent of each region’s total Personal Financial Services’ net operating income before loan impairment charges and other credit risk provisions.

     Total US personal lending at 31 December 2008 was 15 per cent less than at the end of 2007, at US$171 billion, as HSBC’s strategy to run off its existing portfolio and improve credit quality on new originations took effect. Residential mortgage balances fell by 18 per cent to US$81 billion, driven by decisions taken in 2007 to end new correspondent channel originations in Mortgage Services and limit new originations in the consumer lending business through tighter underwriting standards. Portfolio run-off, charge-off of impaired loans and the sale of

US$8.2 billion of loans during 2008 from the US real estate secured portfolios contributed to these lower balances.

     Other personal lending in the US fell by 11 per cent to US$90 billion as a result of actions taken by HSBC since 2007 to reduce risk in the portfolio, including the elimination of guaranteed direct mail loans to new customers, the discontinuance of personal homeowner loans and a general tightening of underwriting criteria. Card balances declined by 5 per cent to US$47 billion as HSBC reduced credit lines, closed dormant accounts and curtailed marketing expenditure, which together lowered originations in line with HSBC’s reduced appetite for risk in this segment at this time.

     Motor vehicle finance loans in the US fell by 18 per cent to US$11 billion, again reflecting reduced risk appetite and lower origination. In July, the decision was taken to discontinue all new motor vehicle loan originations from the dealer and direct-to-consumer channels within the North America vehicle finance business of HSBC Finance as management determined that the business was sub-scale and did not have sufficient market strength to provide an acceptable level of risk-adjusted returns.

     In the UK, gross loans and advances to personal customers rose by 14 per cent to US$108 billion, due to strong growth in residential mortgage lending following successful campaigns during 2008 at HSBC Bank and First Direct. Other personal lending

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Areas of special interest > Mortgage lending

declined by 11 per cent to US$29 billion, driven by lower originations, reduced marketing activities and lower customer appetite for unsecured borrowing. Credit quality in the unsecured portfolios of M&S Money, HSBC Bank and Partnership Cards in the UK showed a slight deterioration in 2008, particularly in the second half of the year, due to the weakening UK economy.

     In Latin America, in response to rising impairment charges and the weaker economic conditions, HSBC moderated loan growth from that achieved in the previous year, with gross loans and advances to personal customers rising by 11 per cent to US$20 billion compared with 31 per cent in 2007. Loan impairment charges were 20 per cent higher in Brazil but 57 per cent higher in Mexico following strong growth in recent years in lending portfolio seasoning and credit deterioration. As a consequence of this experience, in Mexico, HSBC’s other personal lending balances at 31 December 2008 were US$3.7 billion, 1 per cent lower than at 31 December 2007 as management realigned the business towards customers of higher credit quality.

Mortgage lending products
(Unaudited)

The Group offers a wide range of mortgage products designed to meet customer needs, including capital repayment mortgages subject to fixed or variable interest rates and products designed to meet demand for housing loans with more flexible payment structures. HSBC underwrites both first lien residential mortgages and loans secured by second lien mortgages.

     Interest-only mortgages are those for which customers make regular payments of interest during the life of the loan and repay the principal from the sale of their home or alternative sources of funds. Introductory interest-only mortgages are typically where the interest-only element is for a fixed term at the start of the loan, after which principal repayments commence.

     Affordability mortgages include all products where the customer’s monthly payments are set at a low initial rate, either variable or fixed, before resetting to a higher rate once the introductory period is over. These include adjustable-rate mortgages (‘ARM’s), loans on which the interest rate is periodically changed based on a reference price. HSBC Finance no longer originates or acquires interest-only loans or ARMs.

     Affordability mortgages are primarily offered in the US and the UK. Under the HFC and Beneficial brands, HSBC Finance and HFC Bank Ltd (‘HFC UK’) offer a range of products predominantly designed for the needs of customers with nonstandard or less favourable credit profiles. Offset mortgages are products linked to a current or savings account, where the interest earned is used to repay mortgage debt.

US mortgage lending

US mortgage lending, comprising residential mortgage and second lien lending, made up 22 per cent of the Group’s gross loans and advances to personal customers at 31 December 2008.

     Balances declined by 18 per cent from 31 December 2007, as the Mortgage Services portfolio continued to run-off and tighter underwriting standards were applied to originations for the consumer lending portfolio. As the bulk of the mortgage lending products sold in the US consumer lending branch network are for refinancing and debt consolidation, rather than for house purchase, the limited availability of home equity severely restricts the number of eligible customers. As a consequence, HSBC began the process of repositioning its consumer lending business in 2008, reducing exposure to lower tiers of sub-prime credit and expanding its range of lending for real estate loans to include both government-sponsored entity and conforming loan products. At the end of February 2009, HSBC authorised the discontinuation as soon as practicable of all new receivable originations of all products by the branch-based consumer lending business of HSBC Finance in North America (see page 70).

     Mortgage lending in HSBC USA also declined, following a series of management actions to reduce risk in the portfolio. These included closing the prime wholesale and third-party correspondent mortgage business in November 2008, selling US$7.0 billion in loans during 2008, and continuing to sell newly originated residential mortgages to the US government-sponsored mortgage agencies.

     Affordability mortgage balances in HSBC Finance declined from US$19 billion at 31 December 2007 to US$14 billion at 31 December 2008. These mortgages continued to experience the heightened levels of delinquency that began to emerge in late 2006. They are no longer originated through the consumer lending branch network. In aggregate, HSBC Finance’s mortgage balances declined to US$74 billion at 31 December 2008 (31 December 2007: US$87 billion) as set out in the table on page 211. Within this, the portfolio of real estate secured business originated through the branch network was US$46 billion at 31 December

Back to Contents

2008, of which approximately 95 per cent were fixed rate loans and 87 per cent were first lien. At 31 December 2008, the mortgage services business had approximately 250,000 accounts and

US$28 billion in balances outstanding. Approximately 59 per cent were fixed rate loans and 84 per cent were first lien.

     Further discussion of credit trends in the US mortgage lending portfolio and management actions taken to mitigate risk is provided in ‘US personal lending – credit quality’ on page 212.

HSBC Finance US mortgage lending1
(Unaudited)

	At 31 December 2008				At 31 December 2007

			Other				Other
	Mortgage	Consumer	mortgage		Mortgage	Consumer	mortgage
	services	lending	lending	Total	services	lending	lending	[2]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m

Fixed-rate	16,288	43,873	91	60,252	20,146	47,254	106		67,506
Other	11,339	2,324	35	13,698	16,070	2,970	39		19,079
Adjustable-rate	9,530	2,324	33	11,887	12,361	2,970	37		15,368
Interest-only	1,809	–	2	1,811	3,709	–	2		3,711
	27,627	46,197	126	73,950	36,216	50,224	145		86,585

First lien	23,188	40,334	93	63,615	29,475	43,366	108		72,949
Second lien	4,439	5,863	33	10,335	6,741	6,858	37		13,636

	27,627	46,197	126	73,950	36,216	50,224	145		86,585

Stated income[3]	5,667	–	–	5,667	8,292	–	–		8,292

1	HSBC Finance mortgage lending is shown on a management basis and includes loans transferred to HSBC USA Inc. which are managed by HSBC Finance.
2	Restated to show HSBC Finance management basis, consistent with the current year, and US balances only.
3	Stated income lending forms a subset of total mortgage services lending across all categories.

UK mortgage lending

Mortgage lending in the UK rose significantly in 2008 and overall credit quality was maintained despite a significant deterioration in the housing market. The withdrawal of many competitors from the market and the consequent repricing of mortgage products allowed HSBC Bank to expand its share of the new lending market while staying within its targeted customer segments. In December 2008, HSBC announced that it will make available up to US$22 billion of new UK residential mortgages in 2009.

     Total mortgage lending in the UK rose from US$64 billion at 31 December 2007 to US$80 billion at 31 December 2008. This was driven by the success of the RateMatcher mortgage campaign in the first half of 2008 in generating new business, and an increase at First Direct due to growth in offset mortgage lending following a similarly successful campaign.

     The maintenance of good credit quality in difficult market conditions is attributable to the business model pursued by HSBC in the UK. HSBC Bank originates virtually all new business through its own salesforce and does not rely on business introduced through third parties. Also, HSBC does not allow customer self-certification of income. The majority of lending is to existing customers holding a current or savings account relationship with the bank. At 31 December 2008, less than 2 per cent of the bank’s book consisted of lending to purchase property for rent to third parties, for which the bank applies higher collateral requirements.

     In the UK, affordability mortgages have experienced relatively low levels of delinquency, reflecting the different credit profiles of the customers, compared with those in the US, and the tighter underwriting criteria.

     Interest-only mortgage balances rose from US$22 billion at 31 December 2007 to US$32 billion at 31 December 2008, driven by an increase in balances at First Direct. The majority of these mortgages were offset mortgages linked to a current account and are classified as interest-only.

     Second lien balances, which were all held by HFC UK, declined by US$770 million to US$1.2 billion at 31 December 2008 due to run-off and severely tighter underwriting criteria. In the first half of 2008, HFC UK ceased originating loans through brokers.

     The credit quality of the UK mortgage portfolio remained broadly stable as a consequence of the business model and underwriting criteria described

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Areas of special interest > Mortgage lending / US personal lending above. Additionally, HSBC Bank is now benefiting from having intentionally reduced its market share in 2006 and 2007 as property prices continued to rise. The portion of mortgages with a loan to value ratio greater than 90 per cent declined as virtually no new loans were originated at this level. The average loan to value ratio for new business in 2008 was 58.7 per cent, the lowest for 5 years.

     At HSBC Bank, 30 days or more delinquency rates were unchanged from 31 December 2007 to 31 December 2008 at 1.8 per cent.

     The following table shows the levels of mortgage lending products in the various portfolios in the US and the UK, together with the rest of the HSBC Group.

Mortgage lending products
(Unaudited)

					Hong Kong,
					Rest of
				Rest of	Asia-Pacific
		Rest of		North	and Latin
	UK	Europe	US	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Residential mortgages	78,346	8,921	80,946	17,437	57,687	243,337
Second lien mortgages	1,160	2	14,614	803	503	17,082

Total mortgage lending	79,506	8,923	95,560	18,240	58,190	260,419

Second lien as a percentage of total mortgage lending	1.5%	0.0%	15.3%	4.4%	0.9%	6.6%

Interest-only (including endowment) mortgages	33,782	553	–	1,427	993	36,755
Affordability mortgages, including ARMs	4,740	824	28,571	311	4,166	38,612
Other	153	–	–	–	82	235

Total interest-only and affordability mortgages	38,675	1,377	28,571	1,738	5,241	75,602

– as a percentage of total mortgage lending	48.6%	15.4%	29.9%	9.5%	9.0%	29.0%

Negative equity mortgages[1]	367	–	7,655	86	1,635	9,743
Other loan to value ratios greater than 90 per cent[2]	6,178	107	35,296	1,737	2,122	45,440

	6,545	107	42,951	1,823	3,757	55,183

– as a percentage of total mortgage lending	8.2%	1.2%	44.9%	10.0%	6.5%	21.2%

At 31 December 2007
Residential mortgages	85,356	10,309	98,928	20,065	54,410	269,068
Second lien mortgages	1,930	–	17,590	1,256	748	21,524

Total mortgage lending	87,286	10,309	116,518	21,321	55,158	290,592

Second lien as a percentage of total mortgage lending	2.2%	–	15.1%	5.9%	1.4%	7.4%

Interest-only (including endowment) mortgages	32,314	602	–	174	1,335	34,425
Affordability mortgages, including ARMs	8,695	685	40,201	219	4,993	54,793
Other[3]	241	27	–	274	621	1,163

Total interest-only and affordability mortgages	41,250	1,314	40,201	667	6,949	90,381

– as a percentage of total mortgage lending	47.3%	12.7%	34.5%	3.1%	12.6%	31.1%

Negative equity mortgages[1]	646	–	11,079	107	525	12,357
Other loan to value ratios greater than 90 per cent[2]	10,969	211	42,246	679	1,333	55,438

	11,615	211	53,325	786	1,858	67,795

– as a percentage of total mortgage lending	13.3%	2.0%	45.8%	3.7%	3.4%	23.3%

1	Negative equity arises when the value of the loan exceeds the value of available equity, generally based on values at origination date.
2	Loan to value ratios are generally based on values at origination date.
3	Balances at 31 December 2007 have been restated to exclude mortgages in the UK that are fixed for a period of time before reverting to a standard variable rate.

US personal lending – credit quality
(Unaudited)

The deterioration in credit quality which began in the sub-prime mortgage portfolio in 2006 accelerated in

2008 and spread across the remainder of the US personal lending portfolio as the economy weakened, levels of unemployment and personal bankruptcy filings rose, and house price depreciation became more pronounced (the S&P/Case-Shiller 10-City Composite Index of house prices showed a

Back to Contents

decline of 19 per cent in 2008). These factors restricted the ability of many customers to refinance and access equity retained in their homes.

     Two months or more delinquencies in mortgages originated through the HSBC Finance branch network rose most rapidly in those states most severely affected by continued house price depreciation and rising unemployment, particularly in California, Florida, New York, Virginia, Maryland, New Jersey, Illinois, Pennsylvania, Massachusetts and Ohio.

HSBC Finance: geographical concentration of US lending1, 2
(Unaudited)

	Mortgage lending as a		Other personal lending as a
	percentage of:		percentage of:

		total		total other	Percentage
	total	mortgage	total	personal	of total
	lending	lending	lending	lending	lending
	%	%	%	%	%

California	6	11	6	12	12
Florida	4	7	3	7	7
New York	3	6	3	6	6
Texas	2	3	4	8	6
Ohio	3	5	2	5	5
Pennsylvania	3	5	2	5	5

1	By states which individually account for 5 per cent or more of HSBC Finance’s US customer loan portfolio.
2	HSBC Finance lending is shown on a management basis and includes loans transferred to HSBC USA Inc, which are managed by HSBC Finance.

     In the US real estate secured portfolios, two months and over contractual delinquency ratios at the end of 2008 were higher across the portfolio than during 2007 and the first half of 2008, for the reasons described above. There was also a significant effect on delinquency ratios from declining balances. As the portfolios aged, outstanding balances fell as new lending in certain portfolios ceased, risk mitigation efforts and changes to product offerings which began in 2007 and continued in 2008 resulted in lower originations and US$8.2 billion in mortgage portfolios were sold during the year.

     Both dollar and percentage two months and over contractual delinquency in the real estate secured portfolios of HSBC Finance and HSBC USA increased following a voluntary one month suspension of final court proceedings in foreclosure cases relating to owner-occupied properties, implemented in December 2008, which was in addition to actions taken by a number of states to slow foreclosure proceedings. Within these portfolios, dollar delinquencies rose sharply in 2008 as credit quality in the consumer lending portfolio, most notably for first lien products, and in mortgage services, continued to deteriorate, particularly in the second half of the year. In mortgage services, the rise in the fourth quarter of 2008 was despite lower balances following portfolio run-off and the sale of portfolios during the year, and was partly caused by the above-mentioned action on foreclosure.

Residential mortgages

The unprecedented turmoil in the mortgage lending market continued in 2008. Investors remained unwilling to purchase securitised credit, and this resulted in a sharp contraction in the supply of liquidity to the mortgage market. Progressively fewer refinancing options were available for customers as house prices fell and housing equity declined, a number of market participants exited the sub-prime mortgage industry, and the remaining providers tightened their underwriting criteria.

     Equity withdrawal had been the principal source of credit available to sub-prime borrowers dealing with unforeseen financial needs. With this source of funds heavily restricted, consumers faced increasing difficulty in maintaining their contractual payment schedules as they confronted the challenges of rising unemployment and increases in the costs of living, particularly in the first half of the year. Compounding the situation, mortgage interest rates remained high for much of 2008 as credit spreads on interbank lending widened due to the turmoil in the global financial system.

     The increase in delinquency rates was accompanied by a rise in loss severities as falling house prices led to a reduction in the amounts recoverable from foreclosure and repossession. These factors were partly offset by a decline in lending balances as HSBC continued to manage down exposure in the US.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Areas of special interest > US personal lending / Loan delinquency in US

     Second lien loans have a risk profile characterised by higher loan-to-value ratios because, in many cases, the second lien loan was taken out to complete the refinancing or purchase of the property. For HSBC Finance second lien mortgages, the proportion of customers two months or more behind on contractual payments rose from 11.2 per cent at 31 December 2007 to 15.9 per cent at 31 December 2008. Loss on default of second lien loans typically approaches 100 per cent of the amount owed as any equity in the property is applied initially to the first lien loan, particularly during periods of house price depreciation when its value is eroded to the point where there is no surplus available to support the repayment of second liens.

     Stated-income mortgages, which represented a small part of the HSBC Finance loan book, also continued to decline. These mortgages are of higher than average risk as they are underwritten on the basis of borrowers’ representations of annual income and are not verified by receipt of supporting documentation. These loan balances declined from US$8.3 billion at 31 December 2007 to US$5.7 billion at 31 December 2008. Two months or more delinquency rates on stated-income loans rose from 19.0 per cent at 31 December 2007 to 27.7 per cent at 31 December 2008. The percentage rise was primarily attributable to lower balances and portfolio ageing as the portfolio continued to run off.

     In the mortgage services business, credit quality continued to deteriorate as 2005 and 2006 vintages continued to season and move into later stages of delinquency as economic conditions worsened. Amounts of two months or more delinquency in mortgage services rose by 9 per cent during the year to US$4.7 billion at 31 December 2008. These represented an increased proportion of a reducing portfolio, rising from 11.9 per cent to 17.0 per cent. An increase in foreclosures in process during the fourth quarter, arising from a voluntary one month suspension of final court proceedings in foreclosure cases relating to owner occupied properties, implemented in December 2008 and the actions taken by a number of states to slow foreclosure proceedings, affected total lending in mortgage services at 31 December 2008.

     HSBC undertook several actions during 2008 to reposition HSBC Finance, including closure of more than 200 consumer lending branches, reducing the network to approximately 800 branches, and tightening credit criteria for originations. These actions followed the decisions taken in 2007 to cease purchasing mortgages from third-party correspondents and to close the wholesale business, Decision One, in September 2007, thereby ending new originations for the mortgage services business.

     The branch-based consumer lending business continued to experience rising delinquency levels, particularly on first lien loans in the states most exposed to falling house prices and rising unemployment; 63 per cent of the increase in amounts of two months or more contractual delinquency was concentrated in the ten states noted above. Delinquencies rose across all vintages, with the most pronounced increase for first lien loans extended in 2006 and 2007. This trend was experienced across the rest of the industry in the US. Two months or more delinquencies rose from 4.2 per cent of loans and advances at 31 December 2007 to 12.1 per cent at 31 December 2008 and delinquent balances increased to US$5.6 billion. In this environment, HSBC took additional measures to tighten underwriting standards, including reducing the loan to value ratio for residential mortgages, ceasing to underwrite certain products and raising the credit requirements for certain risk factors. As a result, originations declined to 38 per cent of the levels recorded in 2007.

     At HSBC USA, delinquencies rose as credit quality deterioration was experienced across the real estate secured portfolio, driven by house price depreciation and the US economic weakness. Delinquency rates of prime first lien mortgages were also affected by the sale of US$7.0 billion of mortgage portfolios during the year. Originations declined as HSBC’s risk appetite in the US reduced. Two months or more delinquencies in prime first lien mortgages rose from 1.1 per cent at 31 December 2007 to 3.4 per cent at 31 December 2008, and in second lien mortgages from 1.8 per cent to 3.5 per cent over the same period, on a management basis. The rise in delinquency was appreciably worse in third-party originations and, in response, HSBC USA closed its wholesale and third-party correspondent mortgage business in November 2008, curtailed certain stated-income mortgage products, tightened underwriting criteria and sold US$7.0 billion of mortgage portfolios during 2008. As a result, stated-income mortgage balances declined from US$2.4 billion at 31 December 2007 to US$2.2 billion at 31 December 2008.

HSBC has been proactive in approaching customers to provide financial assistance in restructuring their debts to avoid foreclosure and, as a result, HSBC has restructured and modified loans that it believes could be serviced on revised terms. For further details, see ‘US loan modifications’ on page 216.

     The aggregate balances of loans which reached their first interest rate reset continued to decline in 2008. As interest rates fall, the effect of the reset on affordability becomes less pronounced.

Back to Contents

Credit cards

US credit card portfolio two or more months delinquencies rose from 5.7 per cent at 31 December 2007 to 6.6 per cent at 31 December 2008. In the private label cards portfolio, two or more months delinquencies rose from 3.4 per cent at 31 December 2007 to 4.3 per cent at 31 December 2008. Higher delinquency rates in both portfolios were driven by continued deterioration in the US economy, significantly higher unemployment rates, portfolio seasoning and higher levels of personal bankruptcy filings.

Motor vehicle finance

Two months or more delinquencies in vehicle finance rose from 3.7 per cent at 31 December 2007 to 5.0 per cent at 31 December 2008, in part due to portfolio ageing following the decision in July 2008 to cease new originations in HSBC Finance from the dealer and direct-to-consumer channels, having earlier terminated a number of dealer relationships, particularly in the Northeast of the US.

Other personal lending

Higher delinquency rates were experienced in the HSBC Finance unsecured lending portfolio, excluding credit cards. The increase was driven by a deterioration in credit quality due to the weakness in the US economy, combined with portfolio seasoning as the lending book aged. Balances declined due to tightened credit criteria which resulted in lower originations. Management actions were taken in 2007 and continued in 2008 to reduce risk in the portfolio including the tightening of underwriting criteria.

     The following tables provide a detailed analysis of loan delinquency in the US.

Two months and over contractual delinquency1
(Unaudited)

	Quarter ended

	31		30		30		31		31		30		30		31
	December		September		June		March		December		September		June		March
	2008		2008		2008		2008		2007		2007		2007		2007
	US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m

In Personal Financial Services in the US
Residential mortgages	9,236		7,061		5,984	[2]	5,757	[2]	5,167	[2]	4,077		3,183		2,871
Second lien mortgage lending	1,790		1,616		1,585		1,638		1,602		1,249		945		872
Vehicle finance	541		512		445		370		488		451		384		302
Credit card	2,029		1,871		1,700		1,782		1,830		1,581		1,314		1,274
Private label	701		624		590		591		598		536		434		429
Personal non-credit card	2,998		2,745		2,606		2,650		2,634		2,238		2,000		1,881

Total	17,295		14,429		12,910		12,788		12,319		10,132		8,260		7,629

	%	[3]	%	[3]	%	[3]	%	[3]	%	[3]	%	[3]	%	[3]	%	[3]
Residential mortgages	11.42		8.23		6.65	[2]	5.96	[2]	5.23	[2]	4.04		3.10		2.70
Second lien mortgage lending	12.26		10.59		9.83		9.76		9.10		6.86		5.07		4.44
Vehicle finance	4.98		4.27		3.48		2.83		3.68		3.40		2.91		2.30
Credit card	6.64		6.07		5.57		5.81		5.68		5.09		4.32		4.43
Private label	4.26		3.97		3.65		3.66		3.43		3.28		2.72		2.65
Personal non-credit card	17.70		15.31		14.00		13.71		13.16		10.88		9.69		9.33
Total	10.16		8.13		7.01		6.64		6.18		5.05		4.10		3.74

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Areas of special interest > Renegotiated loans // Credit quality

Two months and over contractual delinquency1 (continued)
(Unaudited)

	Quarter ended

	31		30		30		31		31		30		30		31
	December		September		June		March		December		September		June		March
	2008		2008		2008		2008		2007		2007		2007		2007
	US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m

In mortgage services and consumer lending
Mortgage services:
– first lien	3,912		3,420		3,363		3,456		3,248		2,554		2,099		1,863
– second lien	787		807		897		1,028		1,050		841		663		613

Total mortgage services	4,699		4,227		4,260		4,484		4,298		3,395		2,762		2,476

Consumer lending:
– first lien	4,724		3,176		2,194		1,954		1,622		1,259		907		832
– second lien	853		690		583		530		478		346		236		220

Total consumer lending	5,577		3,866		2,777		2,484		2,100		1,605		1,143		1,052

	%	[3]	%	[3]	%	[3]	%	[3]	%	[3]	%	[3]	%	[3]	%	[3]
Mortgage services:
– first lien	16.87		14.16		12.91		12.41		11.02		8.13		6.33		4.98
– second lien	17.72		16.62		16.63		16.99		15.57		11.28		7.91		6.59
Total mortgage services	17.01		14.57		13.55		13.22		11.87		8.73		6.65		5.30
Consumer lending:
– first lien	11.71		7.72		5.15		4.52		3.74		2.92		2.15		2.03
– second lien	14.54		11.27		9.04		7.96		6.97		5.03		3.60		3.34
Total consumer lending	12.07		8.18		5.66		4.98		4.18		3.21		2.34		2.21

1	Delinquency data for the period from 31 March 2007 to 30 June 2008 has been restated to include certain delinquent mortgage loans that were previously excluded due to system coding within the mortgage services loan servicing platform which had the effect of excluding certain delinquent mortgage loans from the calculation of delinquency ratios. This change affected mortgage services’ first and second lien delinquency percentages above. The effect on previously reported amounts was not material.
2	Delinquency data for the periods ending 31 December 2007 to 30 June 2008 has been restated to exclude certain delinquency balances of HSBC USA which related to residential mortgages classified as held for sale.
3	Expressed as a percentage of the relevant balance.

Renegotiated loans
(Audited)

Restructuring activity is designed to manage customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession. Such activities include extended payment arrangements, approved external debt management plans, deferring foreclosure, modification, loan rewrites and/or deferral of payments pending a change in circumstances. Following restructuring, an overdue consumer account is normally reset from delinquent to current status. Restructuring policies and practices are based on indicators or criteria which, in the judgement of local management, indicate that repayment will probably continue. These policies are required to be kept under continual review and their application varies according to the nature of the market, the product, and the availability of empirical data. Criteria vary between products, but typically include receipt of one or more or, in the case of HSBC Finance, two or more, qualifying payments within a certain period, a minimum lapse of time from origination before restructuring may occur, and restrictions on the number and/or frequency of successive restructurings. When empirical evidence indicates an increased propensity to default on restructured accounts, the use of roll rate methodology ensures this factor is taken into account when calculating impairment allowances.

     Renegotiated loans that would otherwise be past due or impaired totalled US$35 billion at 31 December 2008 (2007: US$28 billion). Restructuring is most commonly applied to consumer finance portfolios. The largest concentration was in the US and amounted to US$31 billion (2007: US$24 billion) or 89 per cent (2007: 86 per cent) of the Group’s total renegotiated loans. The increase was due to a significant deterioration in credit quality in the US, where most restructurings related to loans secured on real estate.

US loan modifications
(Unaudited)

In 2008, HSBC Finance continued to refine and expand its customer account management policies and practices. Through its ARM Reset Modification Programme, established in October 2006, HSBC Finance proactively contacts customers who have

Back to Contents

ARM loans nearing their first reset that HSBC Finance expects will be the most affected by a rate adjustment. By a variety of means, HSBC Finance assesses the customer’s ability to make the adjusted payment and, as appropriate and in accordance with defined policies, HSBC Finance modifies the loans, allowing time for the customer to seek alternative financing or improve their individual situation. These loan modifications primarily provide for temporary interest rate relief for up to 12 months by either maintaining the current interest rate for that period or resetting the interest rate to one lower than that originally required at the reset date. At the end of the relief period, the interest rate on the loan will reset in accordance with the original loan terms, unless the borrower qualifies for, and is granted, a further modification. These loans are not included in the renegotiated loans figures quoted above, because they were not contractually delinquent at the time of the modification.

     HSBC Finance also significantly expanded its Foreclosure Avoidance and Account Modification Programmes designed to provide relief to qualifying home owners by either loan restructuring or modification. Following a strategic review, in the first quarter of 2008 these programmes were expanded in the consumer lending business, to help those customers who did not qualify for assistance under previous programmes, and to help customers who required greater assistance than that available under previous programmes. Innovations included lowering the interest rate for qualifying customers on fixed rate loans as well as ARMs, and implementing longer term modifications, providing assistance generally for two to five years. Under these expanded programmes, HSBC Finance modified over 92,000 loans in 2008 with an aggregate balance of US$13.5 billion. The ARM Reset Modification Programme covered some 13,000 loans, with an aggregate value of US$2.1 billion.

     HSBC Finance also supports a variety of national and local efforts in home ownership preservation and foreclosure avoidance.

Credit quality of financial instruments
(Audited)

The four credit quality classifications set out and defined below describe the credit quality of HSBC’s lending, debt securities portfolios and derivatives. These classifications each encompass a range of more granular, internal credit rating grades assigned to wholesale and retail lending business, as well as the external ratings attributed by external agencies to debt securities.

     There is no direct correlation between the internal and external ratings at granular level, except to the extent each falls within a single quality classification.

Credit quality of HSBC’s lending, debt securities and other bills
	Wholesale			Debt
	lending and	Retail		securities
	derivatives	lending	[1]	/other
Quality classification
Strong	CRR1 to CRR2	EL1 to EL2		A- and above
Medium	CRR3 to CRR5	EL3 to EL5		B+ to BBB+,
and unrated
Sub-standard	CRR6 to CRR8	EL6 to EL8		B and below
Impaired	CRR9 to CRR10	EL9 to EL10		Impaired

1	HSBC observes the disclosure convention that, in addition to those classified as EL9 to EL10, retail accounts classified EL1 to EL8 that are delinquent by 90 days or more are considered impaired, unless individually they have been assessed as not impaired (see page 219, ‘Past due but not impaired financial instruments’.

Quality classification definitions

•	‘Strong’: exposures demonstrate a strong capacity to meet financial commitments, with negligible or low probability of default and/or low levels of expected loss. Retail accounts operate within product parameters and only exceptionally show any period of delinquency.

•	‘Medium’: exposures require closer monitoring, with low to moderate default risk. Retail accounts typically show only short periods of delinquency, with any losses expected to be minimal following the adoption of recovery processes.

•	‘Sub-standard’: exposures require varying degrees of special attention and default risk is of greater concern. Retail portfolio segments show longer delinquency periods of generally up to 90 days past due and/or expected losses are higher due to a reduced ability to mitigate these through security realisation or other recovery processes.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Credit quality > Risk ratings / Past due but not impaired

•	‘Impaired’: exposures have been assessed, individually or collectively, as impaired.

Risk rating scales

Compared with previous years, the basis of reporting has been changed to replace the former uniform seven-grade portfolio quality scale, in order both to extend the range of financial instruments covered in the presentation of portfolio quality and to reflect the more risk-sensitive rating systems introduced under the Group’s Basel II programme.

     The Customer Risk Rating (‘CRR’) 10-grade scale above summarises a more granular underlying 22-grade scale of obligor probability of default (‘PD’). All distinct customers Group-wide are rated using one of these two PD scales, depending on the degree of sophistication of the Basel II approach adopted for the exposure.

     The Expected Loss (‘EL’) 10-grade scale for retail business summarises a more granular underlying EL scale for these customer segments; this combines obligor and facility/product risk factors in a composite measure.

     For debt securities and certain other financial instruments, external ratings have been aligned to the four quality classifications. The ratings of Standard and Poor’s are cited, with those of other agencies being treated equivalently. Debt securities with short-term issue ratings are reported against the long-term rating of the issuer of those securities. If major rating agencies have different ratings for the same debt securities, a prudent rating selection is made in line with regulatory requirements.

     Additional credit quality information in respect of HSBC’s consolidated holdings of ABSs and assets held in consolidated SIVs and conduits is provided on pages 153 to 158 and 175 to 176, respectively.

     For the purpose of the following disclosure, retail loans which are past due up to 89 days and are not otherwise classified as EL9 or EL10, are separately classified as past due but not impaired.

     The following tables set out the Group’s distribution of financial instruments by measures of credit quality:

Distribution of financial instruments by credit quality
(Audited)
	Neither past due nor impaired
				Past due				Impair-
			Sub-	but not				ment
	Strong	Medium	standard	impaired	[4]	Impaired	[4]	allowances [3]	Total
	US$m	US$m	US$m	US$m		US$m		US$m	US$m
At 31 December 2008
Items in the course of collection from other banks	4,541	1,396	–	66		–			6,003
Trading assets	303,307	98,977	3,167						405,451
– treasury and other eligible bills[1]	32,314	92	52						32,458
– debt securities[1]	175,681	22,841	1,097						199,619
– loans and advances to banks	60,400	12,514	141						73,055
– loans and advances to customers	34,912	63,530	1,877						100,319
Financial assets designated at fair value	5,288	11,434	818						17,540
– treasury and other eligible bills[1]	204	31	–						235
– debt securities[1]	4,129	11,402	818						16,349
– loans and advances to banks	230	–	–						230
– loans and advances to customers	725	1	–						726
Derivatives	383,393	106,348	5,135						494,876
Loans and advances held at amortised cost	565,542	427,788	43,432	48,422		25,422		(23,972)	1,086,634
– loans and advances to banks	118,684	33,766	1,268	41		70		(63)	153,766
– loans and advances to customers[2]	446,858	394,022	42,164	48,381		25,352		(23,909)	932,868
Financial investments	257,435	32,889	1,382	32		1,246			292,984
– treasury and other similar bills	37,932	2,927	168	–		–			41,027
– debt securities	219,503	29,962	1,214	32		1,246			251,957
Other assets	11,959	26,517	1,747	219		417			40,859
– endorsements and acceptances	1,851	7,793	805	30		3			10,482
– accrued income and other	10,108	18,724	942	189		414			30,377

Back to Contents

	Neither past due nor impaired
				Past due				Impair-
			Sub-	but not				ment
	Strong	Medium	standard	impaired	[4]	Impaired	[4]	allowances [3]	Total
	US$m	US$m	US$m	US$m		US$m		US$m	US$m
At 31 December 2007
Items in the course of collection from other banks	7,599	2,178	–	–		–			9,777
Trading assets	277,437	115,091	1,964						394,492
– treasury and other eligible bills[1]	15,766	670	3						16,439
– debt securities[1]	150,893	27,636	305						178,834
– loans and advances to banks	82,678	17,757	5						100,440
– loans and advances to customers	28,100	69,028	1,651						98,779
Financial assets designated at fair value	5,266	16,126	125						21,517
– treasury and other eligible bills[1]	36	145	–						181
– debt securities[1]	5,052	15,973	125						21,150
– loans and advances to banks	178	–	–						178
– loans and advances to customers	–	8	–						8
Derivatives	150,141	36,745	968						187,854
Loans and advances held at amortised cost	662,415	476,554	30,242	49,321		19,594		(19,212)	1,218,914
– loans and advances to banks	189,446	45,358	2,535	22		12		(7)	237,366
– loans and advances to customers	472,969	431,196	27,707	49,299		19,582		(19,205)	981,548
Financial investments	236,901	33,117	388	–		–			270,406
– treasury and other similar bills	26,776	3,188	140	–		–			30,104
– debt securities	210,125	29,929	248	–		–			240,302
Other assets	10,775	31,097	1,144	92		137			43,245
– endorsements and acceptances	2,612	9,122	477	27		10			12,248
– accrued income and other	8,163	21,975	667	65		127			30,997

1	Impairment is not measured for assets held in trading portfolios or designated at fair value as assets in such portfolios are managed according to movements in fair value, and the fair value movement is taken directly to the income statement. Consequently, all such balances are reported under ‘neither past due nor impaired’.
2	Includes asset-backed securities that have been externally rated as strong (US$7,991 million), medium (nil) and sub-standard (nil).
3	Impairment allowances are not reported for financial instruments whereby the carrying amount is reduced directly for impairment and not through the use of an allowance account.
4	The amounts for loans and advances for 2007 have been restated, as a result of a reclassification from ’Past due but not impaired’ to ‘Impaired’ of an element of a credit card portfolio. There has been no effect on impairment allowances.

Past due but not impaired gross financial instruments
(Audited)

Examples of exposures past due but not impaired include overdue loans fully secured by cash collateral; mortgages that are individually assessed for impairment, and that are in arrears more than 90 days, but where the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year; and short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation, but where there is no concern over the creditworthiness of the counterparty.

Past due but not impaired loans and advances to customers and banks by geographical region

						Gross
						loans and
			Rest of			advances
		Hong	Asia-	North	Latin	past due not
	Europe	Kong	Pacific	America	America	impaired	[1]
	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2008	3,800	1,805	4,320	35,247	3,250	48,422
At 31 December 2007	3,143	2,031	4,951	36,604	2,592	49,321

1	Restated for 2007 as a result of a reclassification of an element of a credit card portfolio as impaired. There has been no effect on impairment allowances.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Credit quality > Past due but not impaired // Impaired loans and advances > 2008

Past due but not impaired loans and advances to customers and banks by industry sector

	At 31 December

	2008	2007
	US$m	US$m

Banks	41	22
Customers	48,381	49,299
Personal[1]	39,592	42,091
Corporate and commercial	8,603	6,938
Financial	186	270

	48,422	49,321

1	Restated for 2007 as a result of a reclassification of an element of a credit card portfolio as impaired. There has been no effect on impairment allowances.

Ageing analysis of days past due but not impaired gross financial instruments
(Audited)
	Up to 29	30-59	60-89	90-180	Over 180
	days	days	days	days	days	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Items in the course of collection from other banks	66	–	–	–	–	66
Loans and advances held at amortised cost	31,034	10,814	5,493	621	460	48,422
– loans and advances to banks	41	–	–	–	–	41
– loans and advances to customers	30,993	10,814	5,493	621	460	48,381
Financial investments
– debt securities	32	–	–	–	–	32
Other assets	45	22	118	7	27	219
– endorsements and acceptances	21	6	1	2	–	30
– other	24	16	117	5	27	189

	31,177	10,836	5,611	628	487	48,739

At 31 December 2007
Loans and advances held at amortised cost	33,931	10,546	3,992	489	363	49,321
– loans and advances to banks	22	–	–	–	–	22
– loans and advances to customers[1]	33,909	10,546	3,992	489	363	49,299
Other assets	57	16	8	6	5	92
– endorsements and acceptances	21	3	–	2	1	27
– other	36	13	8	4	4	65

	33,988	10,562	4,000	495	368	49,413

1	Restated for 2007 as a result of a reclassification of an element of a credit card portfolio as impaired. There has been no effect on impairment allowances.

Impaired loans and advances

Impaired loans and advances to customers and banks by industry sector
(Audited)
	Impaired loans and advances at			Impaired loans and advances at
	31 December 2008			31 December 2007[1]

	Individually	Collectively		Individually	Collectively
	assessed	assessed	Total	assessed	assessed	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Banks	70	–	70	12	–	12
Customers	6,922	18,430	25,352	6,477	13,105	19,582
Personal	538	18,071	18,609	1,548	12,850	14,398
Corporate and commercial	6,086	357	6,443	4,799	254	5,053
Financial	298	2	300	130	1	131

	6,992	18,430	25,422	6,489	13,105	19,594

1	Impaired loans for 2007 have been restated as a result of the reclassification of an element of a credit card portfolio as impaired. There has been no effect on impairment allowances.

Back to Contents

2008 compared with 2007
(Unaudited)

Total impaired loans to customers were US$25.4 billion at 31 December 2008, an increase of 29 per cent since the end of 2007 (42 per cent at constant currency). Impaired loans were 3 per cent of gross customer loans and advances, a rise from 2 per cent at 31 December 2007.

     The commentary that follows compares balances at 31 December 2008 with those at 31 December 2007, at constant exchange rates.

     In Europe, impaired loans at US$6.8 billion were 32 per cent higher than at the end of 2007. The increase was driven by the UK where credit quality in the UK commercial portfolio deteriorated sharply in the final quarter of the year. A small number of exposures in the commercial real estate sector were particularly affected by a sharp deterioration in market conditions in the fourth quarter. UK mortgage impairments remained broadly stable despite the substantial increase in balances in the second half of the year and delinquency levels increased modestly from a low base. Unsecured personal lending in the UK also saw a slight increase in the levels of impaired loans, particularly in the second half of the year, as the economy weakened. A single financial sector loan in Europe also affected results. Impairment levels in France remained low in the personal sector. However, Commercial Banking experienced a rising number of small impairments during the second half of the year and a small number of larger impairments in the last quarter. In Turkey, impaired loans rose by 81 per cent due to increased delinquency in the personal lending portfolio and, particularly, in credit cards.

     In Hong Kong, impaired loans increased from a previously low level to US$852 million. The deterioration was concentrated in the commercial lending portfolio and was attributable to a number of factors including exporters in Hong Kong being affected by reduced demand from the US and other developed countries. The sharp fall in the value of currencies and commodities left some customers’ balance sheets weakened, coupled with rising fraud encountered with certain counterparties.

     In the Rest of Asia-Pacific impaired loans increased by 8 per cent to US$1.1 billion, primarily due to the deterioration in the commercial lending portfolio. In the last quarter of 2008 the number of export orders suffered a sharp fall and, together with a deterioration in credit quality around the region, caused a rise in impaired loans. Noticeable increases were recognised in Taiwan, Indonesia and India. In Taiwan the commercial loan portfolio started to deteriorate in the second half of the year as the fall in exports started to affect local businesses. In Indonesia and India, the increase in impaired loans was a result of the downgrade of a few individual customers as economic conditions worsened. Impaired personal loans rose as increased unemployment and bankruptcy rates affected the ability of customers to repay. India continued to show significant impaired loans as the economic conditions deteriorated and credit quality weakened. Active measures are being taken to reduce exposure in India and manage the personal lending portfolio.

     In North America, impaired loans rose significantly, increasing by 49 per cent to US$14.3 billion at 31 December 2008. The US consumer finance business experienced a broad based deterioration in credit quality due to higher unemployment as the economy slowed. A full discussion of these developments and their effect on credit quality is provided in the ‘Areas of special interest’ commentary on page 208. In Canada, impaired loans rose from a low base as credit conditions weakened, with the loss concentrated in a single exposure in the commercial real estate portfolio. In the US, commercial and corporate credit quality declined due to downgrades as the economic environment deteriorated.

     In Latin America, impaired loans increased by 37 per cent to US$2.3 billion. Impaired loans in Mexico rose by 32 per cent, largely in credit cards driven by portfolio growth in personal lending, seasoning and higher delinquency rates. In Brazil, impaired loans rose by 34 per cent due to growth in personal lending due to deterioration in payroll and vehicle finance loan portfolios, and weakness in a number of real estate portfolios and corporates exposed to the sharp rise in the value of the US dollar in the second half of the year.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Impaired loans and advances > Collateral // Impairment allowances

Collateral and other credit enhancements obtained
(Audited)

HSBC obtained assets by taking possession of collateral held as security, or calling upon other credit enhancements, as follows:

(Audited)
	Carrying amount obtained in:

	2008	2007
	US$m	US$m
Nature of assets
Residential property	2,562	2,509
Commercial and industrial property	21	18
Other	382	373

	2,965	2,900

     Repossessed properties are made available for sale in an orderly fashion, with the proceeds used to reduce or repay the outstanding indebtedness. If excess funds arise after the debt has been repaid, they are made available either to repay other secured lenders with lower priority or are returned to the customer. HSBC does not generally occupy repossessed properties for its business use. The majority of repossessed properties arose in HSBC Finance in the US, which, compared with 2007 experienced higher levels of foreclosure and higher losses on sale due to declining house prices. The average time taken to sell a repossessed property during 2008 was 177 days and the average loss upon sale of foreclosed properties was 13 per cent. The December 2008 balance of repossessed property was lower than otherwise would have been the case due to several factors that occurred during the month: HSBC Finance implemented a voluntary one month suspension of final court proceedings in foreclosure cases relating to owner occupied properties in December 2008, some states suspended foreclosure activity, and there was a backlog in moving foreclosure proceedings through the courts. HSBC expects, subject to further state actions, that repossessed property levels will increase in the first quarter of 2009 as foreclosure proceedings normalise. A quarterly breakdown of foreclosure data is provided below:

HSBC Finance foreclosed properties in the US
(Unaudited)

		Quarter ended

		31 December	30 September	30 June	31 March
	2008	2008	2008	2008	2008

Number of foreclosed properties at end of period	9,589	9,589	11,182	10,870	10,203
Number of properties added to foreclosed inventory in the year/quarter	20,051	3,398	5,562	5,773	5,318
Average loss on sale of foreclosed properties[1]	13%	13%	10%	11%	16%
Average total loss on foreclosed properties[2]	42%	47%	42%	40%	39%
Average time to sell foreclosed properties (days)	177	180	174	171	181

1	The average loss on sale of foreclosed properties is calculated as cash proceeds after deducting selling costs and commissions, minus the book value of the property when it was moved to ‘Real estate owned’, divided by the book value of the property when it was moved to ‘Real estate owned’.
2	The average total loss on foreclosed properties sold during each quarter includes both the loss on sale and the cumulative write-downs recognised on the loans up to and upon classification as ‘Real estate owned’. This average total loss on foreclosed properties is expressed as a percentage of the book value of the property prior to its transfer to ‘Real estate owners’.

Back to Contents

Impairment allowances and charges on loans and advances to customers and banks
(Audited)

The tables below analyse by geographical region the impairment allowances recognised for impaired loans and advances that are either individually assessed or collectively assessed, and collective impairment allowances on loans and advances classified as not impaired.

Impairment allowances on loans and advances to customers by geographical region
(Audited)

		Hong	Rest of	North	Latin
	Europe	Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Gross loans and advances
Individually assessed impaired loans[1]	3,817	813	865	832	595	6,922
Collectively assessed[2]	426,233	100,140	108,318	271,472	43,692	949,855
Impaired loans[1]	2,957	39	249	13,453	1,732	18,430
Non-impaired loans[3]	423,276	100,101	108,069	258,019	41,960	931,425

Gross loans and advances	430,050	100,953	109,183	272,304	44,287	956,777

Impairment allowances
Individually assessed	2,005	411	448	192	228	3,284
Collectively assessed	1,854	322	779	15,898	1,772	20,625

Total impairment allowances	3,859	733	1,227	16,090	2,000	23,909

	%	%	%	%	%	%
Individually assessed allowances as a percentage
of individually assessed loans and advances	52.5	50.6	51.8	23.1	38.3	47.4
Collectively assessed allowances as a percentage
of collectively assessed loans and advances	0.4	0.3	0.7	5.9	4.1	2.2
Total allowances as a percentage of total loans
and advances	0.9	0.7	1.1	5.9	4.5	2.5

	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2007
Gross loans and advances
Individually assessed impaired loans[1]	4,558	378	678	421	442	6,477
Collectively assessed[2]	451,648	89,636	102,100	301,419	49,473	994,276
Impaired loans[1,4]	1,696	55	410	9,241	1,703	13,105
Non-impaired loans[3,4]	449,952	89,581	101,690	292,178	47,770	981,171

Gross loans and advances	456,206	90,014	102,778	301,840	49,915	1,000,753

Impairment allowances
Individually assessed	1,846	132	349	119	253	2,699
Collectively assessed	2,085	244	577	11,861	1,739	16,506

Total impairment allowances	3,931	376	926	11,980	1,992	19,205

	%	%	%	%	%	%
Individually assessed allowances as a percentage
of individually assessed loans and advances	40.5	34.9	51.5	28.3	57.2	41.7
Collectively assessed allowances as a percentage
of collectively assessed loans and advances	0.5	0.3	0.6	3.9	3.5	1.7
Total allowances as a percentage of total loans
and advances	0.9	0.4	0.9	4.0	4.0	1.9

1	Impaired loans and advances are those classified as CRR 9, CRR 10, EL 9 or EL 10 and all retail loans 90 days or more past due.
2	Collectively assessed loans and advances comprise homogeneous groups of loans that are not considered individually significant, and loans subject to individual assessment where no impairment has been identified on an individual basis, but on which a collective impairment allowance has been calculated to reflect losses which have been incurred but not yet identified.
3	Collectively assessed loans and advances not impaired are those classified as CRR1 to CRR8 and EL1 to EL8 but excluding retail loans 90 days past due.
4	The 2007 collectively assessed impaired loans and advances for North America have been increased from US$7,963 million to US$9,241 million as a result of the reclassification of an element of a credit card portfolio as impaired. There has been no effect on impairment allowances.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Impairment allowances > Movements

Impairment allowances on loans and advances to customers and banks by industry sector
(Audited)

	At 31 December 2008			At 31 December 2007

	Individually	Collectively		Individually	Collectively
	assessed	assessed	Total	assessed	assessed	Total
	allowances	allowances	allowances	allowances	allowances	allowances
	US$m	US$m	US$m	US$m	US$m	US$m

Banks[1]	63	–	63	7	–	7
Customers	3,284	20,625	23,909	2,699	16,506	19,205
Personal	312	18,657	18,969	379	14,983	15,362
Corporate and commercial	2,845	1,795	4,640	2,275	1,472	3,747
Financial	127	173	300	45	51	96

	3,347	20,625	23,972	2,706	16,506	19,212

1	The impairment allowances on loans and advances to banks relates to the geographical region, Europe.

Impairment allowances as a percentage of loans and advances1
(Unaudited)

	At 31 December

	2008	2007
	%	%
Banks
Individually assessed impairment allowances[2]	0.06	0.0

Customers[3]	2.63	2.01
Individually assessed impairment allowances[3]	0.36	0.28
Collectively assessed impairment allowances[3]	2.27	1.73

1	Net of reverse repo transactions, settlement accounts and stock borrowings.
2	As a percentage of loans and advances to banks.
3	As a percentage of loans and advances to customers.

Movement in impairment allowances

The tables below describe details of the movements in HSBC’s loan impairment allowances (i) for loans and advances, (ii) by industry segment for each of the past 5 years and (iii) by industry segment and geographical region for 2008 and 2007.

Movement in impairment allowances on loans and advances
(Audited)

		Customers
	Banks
	individually	Individually	Collectively
	assessed	assessed	assessed	Total
	US$m	US$m	US$m	US$m

At 1 January 2008	7	2,699	16,506	19,212
Amounts written off	–	(824)	(17,131)	(17,955)
Recoveries of loans and advances written off in previous years	–	113	721	834
Charge to income statement	54	2,010	22,067	24,131
Exchange and other movements	2	(714)	(1,538)	(2,250)

At 31 December 2008	63	3,284	20,625	23,972

At 1 January 2007	7	2,565	11,013	13,585
Amounts written off	–	(897)	(11,947)	(12,844)
Recoveries of loans and advances written off in previous years	–	129	876	1,005
Charge to income statement	–	796	16,381	17,177
Exchange and other movements	–	106	183	289

At 31 December 2007	7	2,699	16,506	19,212

Back to Contents

Movement in impairment allowances by industry sector
(Audited: 2008 to 2005; Unaudited: 2004)

	2008	2007	2006	2005	2004
	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January	19,212	13,585	11,366	12,559	13,715

IFRS transition adjustment at 1 January 2004	–	–	–	–	(58)
Amounts written off	(17,955)	(12,844)	(9,473)	(9,043)	(8,844)
Personal	(16,625)	(11,670)	(8,281)	(8,046)	(7,597)
– residential mortgages	(2,110)	(930)	(628)	(508)	(561)
– other personal	(14,515)	(10,740)	(7,653)	(7,538)	(7,036)
Corporate and commercial	(1,294)	(1,163)	(1,153)	(984)	(1,227)
– commercial, industrial and international trade	(789)	(897)	(782)	(673)	(623)
– commercial real estate and other property-related	(115)	(98)	(111)	(117)	(106)
– other commercial	(390)	(168)	(260)	(194)	(498)
Financial[4]	(36)	(11)	(39)	(13)	(20)

Recoveries of amounts written off in previous years	834	1,005	779	494	913
Personal	686	837	605	320	690
– residential mortgages	19	19	19	18	31
– other personal	667	818	586	302	659
Corporate and commercial	142	157	163	174	220
– commercial, industrial and international trade	76	74	88	76	118
– commercial real estate and other property-related	6	29	21	9	17
– other commercial	60	54	54	89	85
Financial[4]	6	11	11	–	3

Charge to income statement[1,2]	24,131	17,177	10,547	7,860	6,195
Personal	20,950	15,968	9,929	7,249	6,698
– residential mortgages	5,000	1,840	1,096	605	482
– other personal	15,950	14,128	8,833	6,644	6,216
Corporate and commercial	2,879	1,176	664	618	(11)
– commercial, industrial and international trade	1,573	897	503	588	179
– commercial real estate and other property-related	755	152	75	56	(22)
– other commercial	551	127	86	(26)	(168)
Financial[4]	302	36	(9)	(13)	5
Governments	–	(3)	(37)	6	1
General provisions	–	–	–	–	(498)

Exchange and other movements	(2,250)	289	366	(504)	638

Impairment allowances at 31 December[2]	23,972	19,212	13,585	11,366	12,559

Impairment allowances against banks[2]:
– individually assessed[2]	63	7	7	9	17
Impairment allowances against customers[2]:
– individually assessed[2]	3,284	2,699	2,565	2,683	10,017
– collectively assessed[2,3]	20,625	16,506	11,013	8,674	2,525

Impairment allowances at 31 December[2]	23,972	19,212	13,585	11,366	12,559

	%	%	%	%	%

Impairment allowances against customers as a percentage of loans and advances to customers[2]:
– individually assessed[2]	0.34	0.27	0.29	0.36	1.46
– collectively assessed[2]	2.16	1.65	1.25	1.16	0.37

At 31 December	2.50	1.92	1.54	1.52	1.83

For footnotes, see page 227.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Impairment allowances > Movements

Movement in impairment allowances by industry sector and by geographical region
(Audited)

	2008

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January	3,938	376	926	11,980	1,992	19,212

Amounts written off	(2,483)	(219)	(838)	(12,215)	(2,200)	(17,955)
Personal	(1,947)	(179)	(799)	(11,989)	(1,711)	(16,625)
– residential mortgages	(3)	(1)	(6)	(2,030)	(70)	(2,110)
– other personal	(1,944)	(178)	(793)	(9,959)	(1,641)	(14,515)
Corporate and commercial	(515)	(38)	(39)	(214)	(488)	(1,294)
– commercial, industrial and international trade	(367)	(33)	(22)	(153)	(214)	(789)
– commercial real estate and other property-related	(77)	(2)	(4)	(12)	(20)	(115)
– other commercial	(71)	(3)	(13)	(49)	(254)	(390)
Financial[4]	(21)	(2)	–	(12)	(1)	(36)

Recoveries of amounts written off in previous years	294	39	137	100	264	834
Personal	275	36	124	54	197	686
– residential mortgages	–	7	1	–	11	19
– other personal	275	29	123	54	186	667
Corporate and commercial	19	3	8	45	67	142
– commercial, industrial and international trade	19	1	6	27	23	76
– commercial real estate and other property-related	–	–	1	5	–	6
– other commercial	–	2	1	13	44	60
Financial[4]	–	–	5	1	–	6

Charge to income statement[1]	3,411	556	1,089	16,589	2,486	24,131
Personal	1,961	160	860	16,006	1,963	20,950
– residential mortgages	18	–	29	4,943	10	5,000
– other personal	1,943	160	831	11,063	1,953	15,950
Corporate and commercial	1,304	363	220	472	520	2,879
– commercial, industrial and international trade	537	316	171	213	336	1,573
– commercial real estate and other property-related	540	28	21	132	34	755
– other commercial	227	19	28	127	150	551
Financial[4]	146	33	9	111	3	302

Exchange and other movements	(1,238)	(19)	(87)	(364)	(542)	(2,250)

Impairment allowances at 31 December	3,922	733	1,227	16,090	2,000	23,972

Impairment allowances against banks:
– individually assessed	63	–	–	–	–	63
Impairment allowances against customers:
– individually assessed	2,005	411	448	192	228	3,284
– collectively assessed[3]	1,854	322	779	15,898	1,772	20,625

Impairment allowances at 31 December	3,922	733	1,227	16,090	2,000	23,972

	%	%	%	%	%	%

Impairment allowances against customers as a percentage of loans and advances to customers:
– individually assessed	0.47	0.41	0.41	0.07	0.51	0.34
– collectively assessed	0.43	0.32	0.71	5.84	4.00	2.16

At 31 December	0.90	0.73	1.12	5.91	4.51	2.50

Back to Contents

	2007

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January	3,683	365	901	7,247	1,389	13,585
Amounts written off	(2,940)	(251)	(724)	(7,444)	(1,485)	(12,844)
Personal	(2,402)	(180)	(615)	(7,273)	(1,200)	(11,670)
– residential mortgages	(7)	(8)	(16)	(878)	(21)	(930)
– other personal	(2,395)	(172)	(599)	(6,395)	(1,179)	(10,740)
Corporate and commercial	(533)	(71)	(109)	(166)	(284)	(1,163)
– commercial, industrial and international trade	(371)	(57)	(94)	(122)	(253)	(897)
– commercial real estate and other property-related	(72)	(4)	(5)	(14)	(3)	(98)
– other commercial	(90)	(10)	(10)	(30)	(28)	(168)
Financial[4]	(5)	–	–	(5)	(1)	(11)
Recoveries of amounts written off in previous years	542	43	124	62	234	1,005
Personal	468	36	100	29	204	837
– residential mortgages	–	6	3	1	9	19
– other personal	468	30	97	28	195	818
Corporate and commercial	66	7	23	31	30	157
– commercial, industrial and international trade	14	5	10	21	24	74
– commercial real estate and other property-related	19	1	7	1	1	29
– other commercial	33	1	6	9	5	54
Financial[4]	8	–	1	2	–	11
Charge to income statement[1]	2,543	212	614	12,111	1,697	17,177
Personal	2,035	157	550	11,854	1,372	15,968
– residential mortgages	7	(14)	16	1,784	47	1,840
– other personal	2,028	171	534	10,070	1,325	14,128
Corporate and commercial	499	53	63	236	325	1,176
– commercial, industrial and international trade	353	57	82	125	280	897
– commercial real estate and other property-related	119	(4)	(21)	52	6	152
– other commercial	27	–	2	59	39	127
Financial[4]	12	2	1	21	–	36
Governments	(3)	–	–	–	–	(3)
Exchange and other movements	110	7	11	4	157	289

Impairment allowances at 31 December	3,938	376	926	11,980	1,992	19,212

Impairment allowances against banks:
– individually assessed	7	–	–	–	–	7
Impairment allowances against customers:
– individually assessed	1,846	132	349	119	253	2,699
– collectively assessed[3]	2,085	244	577	11,861	1,739	16,506

Impairment allowances at 31 December	3,938	376	926	11,980	1,992	19,212

	%	%	%	%	%	%
Impairment allowances against customers as a percentage of loans and advances to customers:
– individually assessed	0.40	0.15	0.34	0.04	0.51	0.27
– collectively assessed	0.46	0.27	0.56	3.93	3.48	1.65

At 31 December	0.86	0.42	0.90	3.97	3.99	1.92

1	See table below ‘Net loan impairment charge to the income statement by geographical region’.
2	In 2004, ‘Charge to income statement’ was ‘Net charge to profit and loss account’; ‘Impairment allowances’ were ‘Provisions’; ‘Individually assessed impairment allowances’ were ‘Specific provisions’; and ‘Collectively assessed impairment allowances’ were ‘General provisions’.
3	Collectively assessed impairment allowances (2004: ‘General provisions’) are allocated to geographical segments based on the location of the office booking the allowances or provisions. Consequently, the collectively assessed impairment allowances booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in Rest of Asia-Pacific, as well as those booked in Hong Kong.
4	Includes movement in impairment allowances against banks.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Impairment allowances > Charge / 2008

Individually and collectively assessed charge to impairment allowances by industry segment
(Unaudited)

	2008			2007

	Individually	Collectively		Individually	Collectively
	assessed	assessed	Total	assessed	assessed	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Banks	54	–	54	–	–	–
Personal	110	20,840	20,950	54	15,914	15,968
Residential mortgages	26	4,974	5,000	13	1,827	1,840
Other personal	84	15,866	15,950	41	14,087	14,128
Corporate and commercial	1,782	1,097	2,879	722	451	1,173
Commercial, industrial and international trade	912	661	1,573	584	313	897
Commercial real estate and other property-related	613	142	755	84	67	151
Other commercial	257	294	551	54	71	125
Financial	118	130	248	20	16	36

Total charge to income statement	2,064	22,067	24,131	796	16,381	17,177

Charge for impairment losses

The following tables analysing the net loan impairment charge to the income statement are followed by a discussion of the material movements in loan impairment charges by region.

Net loan impairment charge to the income statement (Unaudited)
	2008	2007	2006	2005	2004
	US$m	US$m	US$m	US$m	US$m
Individually assessed impairment allowances[1]
New allowances	2,742	1,533	1,297	1,715	8,872
Release of allowances no longer required	(565)	(608)	(711)	(998)	(1,266)
Recoveries of amounts previously written off	(113)	(129)	(128)	(199)	(913)

	2,064	796	458	518	6,693

Collectively assessed impairment allowances[1]
New allowances net of allowance releases	22,788	17,257	10,740	8,425	–
Release of allowances no longer required	–	–	–	(788)	–
Recoveries of amounts previously written off	(721)	(876)	(651)	(295)	–
General provisions	–	–	–	–	(498)

	22,067	16,381	10,089	7,342	(498)

Total charge for impairment losses[1]	24,131	17,177	10,547	7,860	6,195

Banks	54	–	(3)	(7)	(10)
Customers	24,077	17,177	10,550	7,867	6,205

	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances[1]	2.17	1.39	0.99	0.90	0.91

	US$m	US$m	US$m	US$m	US$m
At 31 December
Impaired loans[1,2]	25,422	19,594	15,086	12,360	13,057
Impairment allowances[1]	23,972	19,212	13,585	11,366	12,542

1	In 2004, ‘Individually assessed impairment allowances’ were ‘Specific provisions’; ‘Collectively assessed impairment allowances’ were ‘General provisions’; ‘Total charge for impairment losses’ was ‘Bad and doubtful debt charge’; ‘Impaired loans’ were ‘Non- performing loans’ and ‘Impairment allowances’ were ‘Provisions’.
2	Impaired loans for 2007 have been restated as a result of the reclassification of an element of a credit card portfolio as impaired. There has been no effect on impairment allowances.

Back to Contents
Net loan impairment charge to the income statement by geographical region (Unaudited)
			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2008
Individually assessed impairment allowances
New allowances	1,567	365	253	397	160	2,742
Release of allowances no longer required	(340)	(25)	(89)	(80)	(31)	(565)
Recoveries of amounts previously written off	(38)	(10)	(20)	(40)	(5)	(113)

	1,189	330	144	277	124	2,064

Collectively assessed impairment allowances
New allowances net of allowance releases	2,478	255	1,062	16,372	2,621	22,788
Recoveries of amounts previously written off	(256)	(29)	(117)	(60)	(259)	(721)

	2,222	226	945	16,312	2,362	22,067

Total charge for impairment losses	3,411	556	1,089	16,589	2,486	24,131
Banks	54	–	–	–	–	54
Customers	3,357	556	1,089	16,589	2,486	24,077

	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances	0.68	0.43	0.75	5.85	4.22	2.17

	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Impaired loans	6,844	852	1,114	14,285	2,327	25,422
Impairment allowances	3,922	733	1,227	16,090	2,000	23,972

2007
Individually assessed impairment allowances
New allowances	781	103	211	228	210	1,533
Release of allowances no longer required	(388)	(32)	(96)	(54)	(38)	(608)
Recoveries of amounts previously written off	(38)	(14)	(32)	(26)	(19)	(129)

	355	57	83	148	153	796

Collectively assessed impairment allowances
New allowances net of allowance releases	2,692	184	623	11,999	1,759	17,257
Recoveries of amounts previously written off	(504)	(29)	(92)	(36)	(215)	(876)

	2,188	155	531	11,963	1,544	16,381

Total charge for impairment losses	2,543	212	614	12,111	1,697	17,177
Customers	2,543	212	614	12,111	1,697	17,177

	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances	0.45	0.14	0.43	3.80	2.71	1.39

	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2007
Impaired loans[1]	6,266	433	1,088	9,662	2,145	19,594
Impairment allowances	3,938	376	926	11,980	1,992	19,212

1	The 2007 impaired loans for North America have been restated as a result of the reclassification of an element of a credit card portfolio as impaired. There has been no effect on impairment allowances.

2008 compared with 2007
(Unaudited)

Loan impairment charges increased by 40 per cent to US$24.1 billion from US$17.2 billion in 2007. The commentary that follows is on a constant currency basis.

     New allowances for loan impairment charges rose by 37 per cent compared with 2007. Releases and recoveries of allowances declined by 10 per cent to US$1.4 billion.

      In Europe, new loan impairment charges were US$4.0 billion, a rise of 24 per cent compared with 2007. This primarily reflected higher impairment charges in Global Banking and Markets following a significant charge against a single European commercial real estate corporate customer.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Impairment allowances > Charge > 2008 / 2007

Impairment charges against banks rose in the UK due to exposures to the Icelandic banks in 2008. New loan impairment charges rose in Turkey as delinquency rates rose across credit cards, personal loans and corporate lending in light of the deteriorating economic environment. Elsewhere, impairment charges on the commercial portfolio rose in the UK, particularly in the final quarter of 2008 as the weakening property market led to higher impairment charges against construction companies and businesses dependent upon the real estate sector. In France, the impact of declining commercial credit quality more than offset lower balances. Impairment allowances against firms in the financial sector rose due to exposure to a single asset management firm in the UK. Credit quality in the UK personal lending portfolio remained broadly stable, reflecting the strength of HSBC’s loan book in a period of significant economic uncertainty. Mortgage lending in the UK remained well secured as risk mitigation actions taken since 2006 reduced risk exposure to some of the problems now being uncovered in the UK residential property market. Credit quality in the unsecured portfolios of M&S Money, HSBC Bank and Partnership Cards deteriorated slightly in 2008, particularly in the second half of the year, due to the weakening UK economy.

     Releases and recoveries in Europe declined by 27 per cent, driven by the deterioration in economic conditions.

     In Hong Kong, new loan impairment charges more than doubled from a low base, driven by deterioration in credit quality in the commercial portfolio in the second half of the year as the economy and trade flows weakened. Residential mortgage lending continued to be well-secured, as regulatory restrictions constrained origination loan-to-value ratios to below 70 per cent.

     In Rest of Asia-Pacific, new loan impairment charges rose by 59 per cent to US$1.3 billion, primarily in India and the Middle East. Higher impairment charges in India were driven by a combination of rising delinquency rates in consumer lending, as credit conditions deteriorated, and increased lending. Increased charges in the Middle East were due to rising delinquencies as growth rates declined and the property market retreated as economic conditions deteriorated on the back of lower oil and gas prices.

     New loan impairment charges in North America rose by 37 per cent to US$16.8 billion, driven by the continued deterioration in credit quality in the HSBC Finance loan portfolio and, to a lesser extent, in HSBC USA.

     US credit quality showed significant deterioration across the portfolio, driven by the continued weakness of the US economy. The reasons behind the deterioration in US credit quality, the effects on the US personal lending portfolio and actions taken as a result are discussed in more detail on page 210. Partly offsetting the effect of the deterioration was a reduction in overall lending as HSBC continued to reduce its exposure in the US.

     In US card and retail services, impairment charges rose, driven by portfolio seasoning, higher levels of personal bankruptcy filings and continued weakness in the US economy. Delinquency increased in the geographical regions most affected by house price falls and rising unemployment.

     In Commercial Banking, impairment charges rose from a low base driven by deterioration in the commercial real estate loan book in the US, and higher impairment charges against firms in the manufacturing, export and commercial real estate sectors in Canada. Higher impairment charges in Global Banking and Markets reflected weaker credit fundamentals in the US in 2008. Impairment allowances against firms in the financial sector rose due to rising delinquencies, despite government intervention.

     Releases and recoveries in North America rose by 55 per cent to US$180 million.

     In Latin America, new loan impairment charges rose by 37 per cent to US$2.8 billion. The most significant increase was in Mexico, reflecting higher impairment charges in the credit card portfolio due to a combination of higher average balances from organic expansion and growing delinquency rates driven by a deterioration in credit quality as the 2006 and 2007 vintages continued to season and move into later stages of delinquency. Management action to improve the quality of new business included tightened underwriting, enhanced collection strategies and better managed customer acquisition channels. The commercial portfolio in Mexico also experienced higher impairment charges due to credit quality deterioration among small and medium sized enterprises as the economy weakened. In Brazil, higher impairment charges were driven by a combination of balance growth and credit quality deterioration in the vehicle finance and payroll loan portfolios.

2007 compared with 2006
(Unaudited)

Loan impairment charges rose by 63 per cent to US$17.2 billion from US$10.5 billion in 2006. The

Back to Contents

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

     In Rest of Asia-Pacific, new loan impairment charges rose by 10 per cent to US$834 million, with higher loan impairment charges arising in the commercial loan books in Thailand and Malaysia. This was offset by a decline in loan impairment charges for personal lending, particularly in Taiwan and Indonesia, where charges returned to more regular levels after an upsurge in 2006 due to regulatory changes which affected collection activity and minimum payments.

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

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Impairment allowances > Charge // HSBC Holdings / Risk element

Charge for impairment losses as a percentage of average gross loans and advances to customers
(Unaudited)

	2008	2007	2006	2005	2004
	%	%	%	%	%

New allowances net of allowance releases[1]	2.54	2.09	1.49	1.25	1.41
Recoveries[1]	(0.09)	(0.12)	(0.10)	(0.09)	(0.35)

Total charge for impairment losses[1]	2.45	1.97	1.39	1.16	1.06

Amount written off net of recoveries	1.75	1.36	1.15	1.26	1.26

1	In 2004, ‘New allowances’ were ‘New provisions’; ‘Recoveries’ were ‘Releases and recoveries’; and ‘Total charge for impairment losses’ was ‘Total provisions charged’.

Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region
(Unaudited)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	%	%	%	%	%	%
2008
New allowances net of allowance releases	0.86	0.63	1.06	5.73	5.32	2.54
Recoveries	(0.07)	(0.04)	(0.12)	(0.03)	(0.51)	(0.09)

Total charge for impairment losses	0.79	0.59	0.94	5.70	4.81	2.45

Amount written off net of recoveries	0.52	0.19	0.61	4.16	3.73	1.75

2007
New allowances net of allowance releases	0.86	0.29	0.83	4.20	4.55	2.09
Recoveries	(0.15)	(0.05)	(0.14)	(0.02)	(0.55)	(0.12)

Total charge for impairment losses	0.71	0.24	0.69	4.18	4.00	1.97

Amount written off net of recoveries	0.67	0.23	0.67	2.55	2.95	1.36

HSBC Holdings
(Audited)

Credit risk arises in HSBC Holdings primarily from transactions with Group subsidiaries and from guarantees issued in support of obligations assumed by certain Group operations in the normal conduct of their business.

     These risks are reviewed and managed within regulatory and internal limits for exposures by the HSBC Global Risk function, which provides high-

level, centralised oversight and management of HSBC’s credit risks world-wide.

     No collateral or other credit enhancements were held by HSBC Holdings in respect of its transactions with subsidiary undertakings.

     HSBC Holdings’ maximum exposure to credit risk at 31 December 2008 is shown below. HSBC Holdings’ financial assets principally represent claims on Group subsidiaries in Europe and North America.

HSBC Holdings – maximum exposure to credit risk
	Maximum exposure

	2008	2007
	US$m	US$m

Derivatives	3,682	2,660
Loans and advances to HSBC undertakings	11,804	17,242
Financial investments	2,629	3,022
Financial guarantees	47,341	38,457
Loan commitments and other credit-related commitments	3,241	3,638

	68,697	65,019

Back to Contents

     All of the derivative transactions are with HSBC undertakings which are banking counterparties (2007: 100 per cent).

     The credit quality of loans and advances to HSBC undertakings is assessed as satisfactory risk, with 100 per cent of the exposure being neither past due nor impaired (2007: 100 per cent).

     The long-term debt ratings of HSBC Group issuers of financial investments are within the Standard & Poor’s ratings range of AA– to AA+ (2007: AA– to AA+).

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

Interest forgone on impaired loans
(Audited)

Interest income that would have been recognised under the original terms of impaired and restructured loans amounted to approximately US$1.9 billion in 2008 (2007: US$1.1 billion). Interest income from such loans of approximately US$702 million (2007: US$374 million) was recorded in 2008.

Troubled debt restructurings

The SEC requires separate disclosure of any loans whose terms have been modified because of problems with the borrower to grant concessions other than are warranted by market conditions. These are classified as ‘troubled debt restructurings’ (TDRs). The definition of TDRs differs from the ‘Renegotiated loans that would otherwise be past due or impaired’ quantified on page 216 insofar as for TDRs the delinquency status of the loan following restructuring may continue to be past due not impaired or, where appropriate, impaired. In addition, the classification of a loan as a TDR may be discontinued after the first year if the debt performs in accordance with the new terms.

     Troubled debt restructurings increased by 47 per cent in 2008, reflecting measures taken to mitigate risk in the US consumer finance business in response to the deterioration in mortgage loans.

Unimpaired loans past due 90 days or more

Unimpaired loans contractually past due 90 days or more increased. Figures for 2004 to 2007 have been restated due to the reclassification of an element of the North America credit card portfolio as impaired. There has been no effect on impairment allowances.

Impaired loans

In accordance with IFRSs, HSBC recognises interest income on assets after they have been written down as a result of an impairment loss. In the following tables, HSBC represents information on its impaired loans and advances in accordance with the disclosure convention described on page 217.

Potential problem loans

Credit risk elements also cover potential problem loans. These are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those identified in the table of risk elements set out below, and as discussed in ‘Areas of special interest’ on page 210. ‘Areas of special interest’ includes further disclosure about certain homogeneous groups of loans which are collectively assessed for impairment, and represent the Group’s most significant exposures to potential problem loans, including ARMs and stated-income products. Collectively assessed loans and advances, as set out on page 223, although not classified as impaired until more than 90 days, are assessed collectively for losses that have been incurred but have not yet been individually identified. This policy is further described on page 196.

Risk elements

The following table provides an analysis of risk elements in the loan portfolios at 31 December for the past five years.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Credit risk > Risk elements / Liquidity and funding > Policies / Primary sources of funding

Analysis of risk elements
(Unaudited)

	At 31 December

	2008	2007	2006	2005	2004
	US$m	US$m	US$m	US$m	US$m
Impaired loans
Europe	6,844	6,266	5,858	5,081	6,053
Hong Kong	852	433	454	506	696
Rest of Asia-Pacific	1,114	1,088	1,188	945	1,172
North America[1]	14,285	9,662	6,108	4,602	4,204
Latin America	2,327	2,145	1,478	1,226	932

	25,422	19,594	15,086	12,360	13,057

Troubled debt restructurings
Europe	366	648	360	239	213
Hong Kong	165	146	189	198	436
Rest of Asia-Pacific	119	34	73	121	56
North America	5,618	3,322	1,712	1,417	1,600
Latin America	1,067	848	915	878	830

	7,335	4,998	3,249	2,853	3,135

Unimpaired loans contractually past due 90 days or more as to principal or interest
Europe	635	202	237	592	68
Hong Kong	43	49	79	74	67
Rest of Asia-Pacific	274	156	78	40	56
North America[1]	108	24	78	32	567
Latin America	21	421	165	4	–

	1,081	852	637	742	758

Trading loans classified as in default[2]
North America	561	675	127	11	–

Risk elements on loans
Europe	7,845	7,116	6,455	5,912	6,334
Hong Kong	1,060	628	722	778	1,199
Rest of Asia-Pacific	1,507	1,278	1,339	1,106	1,284
North America	20,572	13,683	8,025	6,062	6,371
Latin America	3,415	3,414	2,558	2,108	1,762

	34,399	26,119	19,099	15,966	16,950

Assets held for resale
Europe	81	59	30	205	27
Hong Kong	26	29	42	49	75
Rest of Asia-Pacific	13	7	17	31	21
North America	1,758	1,172	999	582	664
Latin America	113	101	91	103	44

	1,991	1,368	1,179	970	831

Total risk elements
Europe	7,926	7,175	6,485	6,117	6,361
Hong Kong	1,086	657	764	827	1,274
Rest of Asia-Pacific	1,520	1,285	1,356	1,137	1,305
North America	22,330	14,855	9,024	6,644	7,035
Latin America	3,528	3,515	2,649	2,211	1,806

	36,390	27,487	20,278	16,936	17,781

	%	%	%	%	%

Loan impairment allowances as a percentage of risk elements on loans[3]	70.8	75.5	71.6	71.2	74.1

1	Restated for 2004 to 2007 as a result of a reclassification from ‘Unimpaired loans contractually past due 90 days or more as to principal or interest’ to ‘Impaired’, in respect of an element of a credit card portfolio.
2	Classified as grades 6 and 7 in 2004 to 2007.
3	Ratio excludes trading loans classified as in default.

Back to Contents

Liquidity and funding

(Audited)

Liquidity risk is the risk that HSBC does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows. Funding risk (a form of liquidity risk) arises when the liquidity needed to fund illiquid asset positions cannot be obtained at the expected terms and when required.

     The objective of HSBC’s liquidity and funding management framework is to ensure that all foreseeable funding commitments can be met when due, and that access to the wholesale markets is co-ordinated and cost-effective. To this end, HSBC maintains a diversified funding base comprising core retail and corporate customer deposits and institutional balances. This is augmented with wholesale funding and portfolios of highly liquid assets diversified by currency and maturity which are held to enable HSBC to respond quickly and smoothly to unforeseen liquidity requirements.

     HSBC requires its operating entities to maintain strong liquidity positions and to manage the liquidity profiles of their assets, liabilities and commitments with the objective of ensuring that their cash flows are balanced appropriately and that all their anticipated obligations can be met when due.

     HSBC adapts its liquidity and funding risk management framework in response to changes in the mix of business that it undertakes, and to changes in the nature of the markets in which it operates. HSBC has continuously monitored the impact of recent market events on the Group’s liquidity positions and has changed behavioural assumptions where justified. The impact of these recent market events is discussed more fully below. The liquidity and funding risk management framework will continue to evolve as the Group assimilates knowledge from the recent market events.

Policies and procedures
(Audited)

The management of liquidity and funding is primarily undertaken locally in HSBC’s operating entities in compliance with practices and limits set by the Risk Management Meeting (‘RMM’). These limits vary according to the depth and liquidity of the market in which the entities operate. It is HSBC’s general policy that each banking entity should be self-sufficient when funding its own operations. Exceptions are permitted for certain short-term treasury requirements and start-up operations or branches which do not have access to local deposit markets. These entities are funded from HSBC’s largest banking operations and within clearly defined internal and regulatory guidelines and limits. These limits place formal restrictions on the transfer of resources between HSBC entities and reflect the broad range of currencies, markets and time zones within which HSBC operates.

     HSBC’s liquidity and funding management process includes:

•	projecting cash flows by major currency under various stress scenarios and considering the level of liquid assets necessary in relation thereto;

•	monitoring balance sheet liquidity and advances to deposits ratios against internal and regulatory requirements;

•	maintaining a diverse range of funding sources with back-up facilities;

•	managing the concentration and profile of debt maturities;

•	managing contingent liquidity commitment exposures within pre-determined caps;

•	maintaining debt financing plans;

•	monitoring depositor concentration in order to avoid undue reliance on large individual depositors and ensure a satisfactory overall funding mix; and

•	maintaining liquidity and funding contingency plans. These plans identify early indicators of stress conditions and describe actions to be taken in the event of difficulties arising from systemic or other crises, while minimising adverse long-term implications for the business.

Primary sources of funding
(Audited)

Current accounts and savings deposits payable on demand or at short notice form a significant part of HSBC’s funding, and the Group places considerable importance on maintaining their stability. For deposits, stability depends upon preserving depositor confidence in HSBC’s capital strength and liquidity, and on competitive and transparent pricing.

     HSBC also accesses professional markets in order to provide funding for non-banking subsidiaries that do not accept deposits, to maintain a presence in local money markets and to optimise the funding of asset maturities not naturally matched by core deposit funding. In aggregate, HSBC’s banking entities are liquidity providers to the interbank market, placing significantly more funds with other banks than they themselves borrow.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Liquidity and funding > Primary sources of funding

     The main operating subsidiary that does not accept deposits is HSBC Finance, which has historically funded itself principally by taking term funding in the professional markets and by securitising assets. At 31 December 2008,

US$111 billion (2007: US$142 billion) of HSBC Finance’s liabilities were drawn from professional markets, utilising a range of products, maturities and currencies.

Cash flows payable by HSBC under financial liabilities by remaining contractual maturities
(Audited)

			Due	Due
		Due	between	between	Due
	On	within 3	3 and 12	1 and 5	after 5
	demand	months	months	years	years
	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Deposits by banks	45,884	82,514	8,734	4,875	2,356
Customer accounts	698,187	332,207	69,721	34,537	5,798
Trading liabilities	247,652	–	–	–	–
Financial liabilities designated at fair value	5,365	2,713	6,969	34,855	64,853
Derivatives	482,039	373	1,479	2,634	1,003
Debt securities in issue	481	56,590	53,174	68,169	22,920
Subordinated liabilities	92	686	1,646	9,718	41,701
Other financial liabilities	19,474	26,180	5,473	1,472	1,022

	1,499,174	501,263	147,196	156,260	139,653
Loan commitments	239,753	105,952	153,774	72,111	32,432

	1,738,927	607,215	300,970	228,371	172,085

At 31 December 2007
Deposits by banks	42,793	78,429	11,445	4,208	5,199
Customer accounts	629,227	391,659	56,294	29,445	6,614
Trading liabilities	314,580	–	–	–	–
Financial liabilities designated at fair value	11,730	2,083	8,286	43,147	68,726
Derivatives	181,009	113	873	1,663	613
Debt securities in issue	635	90,718	59,626	109,054	38,782
Subordinated liabilities	3	277	1,951	10,181	34,841
Other financial liabilities	20,516	29,812	5,177	977	1,273

	1,200,493	593,091	143,652	198,675	156,048
Loan commitments	312,146	155,142	155,565	113,072	28,532

	1,512,639	748,233	299,217	311,747	184,580

     The balances in the above table will not agree directly with the balances in the consolidated balance sheet as the table incorporates, on an undiscounted basis, all cash flows relating to principal and all future coupon payments (except for trading liabilities and trading derivatives). Also, loan commitments are generally not recognised on the balance sheet. Trading liabilities and trading derivatives have been included in the ‘On demand’ time bucket, and not by contractual maturity, because trading liabilities are typically held for short periods of time. The undiscounted cash flows payable under hedging derivative liabilities are classified according to their contractual maturity.

     Cash flows payable in respect of customer accounts are primarily contractually repayable on demand or at short notice. However, in practice, short-term deposit balances remain stable as inflows and outflows broadly match and a significant portion of loan commitments expire without being drawn upon.

Advances to deposits ratio
(Audited)

HSBC emphasises the importance of core current accounts and savings accounts as a source of funds to finance lending to customers, and discourages reliance on short-term professional funding. This is achieved by placing limits on Group banking entities which restrict their ability to increase loans and advances to customers without corresponding growth in current accounts and savings accounts. This measure is referred to as the ‘advances to deposits’ ratio.

     Advances to deposits ratio limits are set by the RMM and monitored by Group Finance. The ratio describes loans and advances to customers as a percentage of the total of core customer current and savings accounts and term funding with a remaining term to maturity in excess of one year. Loans and advances to customers which are part of reverse repurchase arrangements, and where HSBC receives

Back to Contents

securities which are deemed to be liquid, are excluded from the advances to deposits ratio, as are current accounts and savings accounts from customers deemed to be ‘non-core’. The definition of a non-core deposit includes a consideration of the size of the customer’s total deposit balances. Due to the distinction between core and non-core depositors, the Group’s measure of advances to deposits will be more restrictive than that which could be inferred from the published financial statements.

     The three banking entities listed in the table below represented 70 per cent of HSBC’s total core deposits at 31 December 2008 (2007: 71 per cent). The table demonstrates that loans and advances to customers in HSBC’s principal banking entities are broadly financed by reliable and stable sources of funding. HSBC would meet any unexpected net cash outflows by selling securities and accessing additional funding sources such as interbank or collateralised lending markets. The Group also uses measures other than the advances to deposits ratio to manage liquidity risk, including the ratio of net liquid assets to customer liabilities and projected cash flow scenario analyses.

Ratio of net liquid assets to customer liabilities
(Audited)

Net liquid assets are liquid assets less all funds maturing in the next 30 days from wholesale market sources and from customers who are deemed to be professional. For this purpose, HSBC defines liquid assets as cash balances, short-term interbank deposits and highly-rated debt securities available for immediate sale and for which a deep and liquid market exists. Contingent liquidity risk associated with committed loan facilities is not reflected in the ratios. The Group’s framework for monitoring this risk is outlined under ‘Contingent liquidity risk’ below.

     Limits for the ratio of net liquid assets to customer liabilities are set for each bank operating entity, except for HSBC Finance. As HSBC Finance does not accept customer deposits, it is not appropriate to manage its liquidity using standard liquidity ratios. The liquidity and funding risk management framework of HSBC Finance is discussed below.

     Ratios of net liquid assets to customer liabilities are provided in the following table, along with the US dollar equivalents of net liquid assets.

HSBC’s principal banking entities – the management of liquidity risk
(Audited)

			Ratio of net liquid assets
	Advances to deposits ratios		to customer liabilities		Net liquid assets

	2008	2007	2008	2007	2008	2007
	%	%	%	%	US$bn	US$bn
HSBC Bank (UK operations)
Year-end	106.0	97.5	7.1	12.1	21.3	44.2
Maximum	106.7	101.7	14.1	21.5	52.5	80.6
Minimum	97.5	92.6	6.9	12.1	21.3	39.9
Average	101.5	97.1	10.0	15.6	35.8	52.4

The Hongkong and Shanghai Banking Corporation
Year-end	77.4	76.7	25.0	21.8	64.6	53.9
Maximum	82.9	82.2	25.0	24.1	64.6	56.9
Minimum	76.7	72.4	19.9	16.1	51.1	35.3
Average	80.6	76.4	21.9	20.8	56.5	48.2

HSBC Bank USA
Year-end	103.7	114.9	31.5	15.8	27.4	17.1
Maximum	117.3	116.8	31.5	25.7	27.4	26.1
Minimum	103.7	107.0	15.8	15.8	17.1	17.1
Average	111.8	112.7	22.6	21.3	21.5	22.0

Total of HSBC’s other principal banking entities[1]
Year-end	85.2	88.4	26.5	21.0	83.5	66.1
Maximum	92.3	89.3	26.5	26.1	83.5	72.7
Minimum	82.7	86.2	19.4	21.0	66.1	58.8
Average	88.1	87.7	22.5	24.0	73.9	65.3

1	This comprises the Group’s other main banking subsidiaries and, as such, includes businesses spread across a range of locations, in many of which HSBC may require a higher ratio of net liquid assets to customer liabilities to reflect local market conditions.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Liquidity and funding > Primary sources of funding / Contingent liquidity risk / Impact of market turmoil

Projected cash flow scenario analysis
(Audited)

The Group uses a number of standard projected cash flow scenarios designed to model both Group-specific and market-wide liquidity crises, in which the rate and timing of deposit withdrawals and drawdowns on committed lending facilities are varied, and the ability to access interbank funding and term debt markets and to generate funds from asset portfolios is restricted. The scenarios are modelled by all Group banking entities and by HSBC Finance. The appropriateness of the assumptions under each scenario is regularly reviewed. In addition to the Group’s standard projected cash flow scenarios, individual entities are required to design their own scenarios tailored to reflect specific local market conditions, products and funding bases.

     Limits for cumulative net cash flows under stress scenarios are set for each banking entity and for HSBC Finance. Both ratio and cash flow limits reflect the local market place, the diversity of funding sources available and the concentration risk from large depositors. Compliance with entity level limits is monitored centrally by Group Finance and reported regularly to the RMM.

HSBC Finance

As HSBC Finance does not accept customer deposits, it takes funding from the professional markets. HSBC Finance uses a range of measures to monitor funding risk, including projected cash flow scenario analysis and caps placed on the amount of unsecured term funding that can mature in any rolling three-month and rolling 12-month periods.

HSBC Finance also maintains access to committed sources of secured funding and has in place committed backstop lines for short-term refinancing CP programmes. At 31 December 2008, the maximum amounts of unsecured term funding maturing in any rolling three-month and rolling 12-month periods were US$6.0 billion and US$17.4 billion, respectively (2007: US$6.2 billion and US$17.7 billion). At 31 December 2008, HSBC Finance also had in place unused committed sources of secured funding for which eligible assets were held, of US$2.4 billion (2007: US$6.2 billion) and committed backstop lines from non-Group entities in support of CP programmes totalling US$7.3 billion (2007: US$9.3 billion).

Contingent liquidity risk
(Audited)

In the normal course of business, Group entities provide customers with committed facilities, including committed backstop lines to conduit vehicles sponsored by the Group and standby facilities to corporate customers. These facilities increase the funding requirements of the Group when customers choose to raise drawdown levels over and above their normal utilisation rates. The liquidity risk consequences of increased levels of drawdown are analysed in the form of projected cash flows under different stress scenarios. The RMM also sets limits for non-cancellable contingent funding commitments by Group entity after due consideration of each entity’s ability to fund them. The limits are split according to the borrower, the liquidity of the underlying assets and the size of the committed line.

The Group’s contractual exposures at 31 December monitored under the contingent liquidity risk limit structure
(Audited)

								The Hongkong and
								Shanghai Banking
		HSBC Bank		HSBC Bank USA		HSBC Bank Canada		Corporation

		2008	2007	2008	2007	2008	2007	2008	2007
		US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
Conduits
Client-originated assets[1]
–	total lines	5.6	11.0	11.2	9.5	0.3	0.7	–	–
–	largest individual lines	1.0	1.6	0.4	0.9	0.2	0.4	–	–
HSBC-managed assets[2]		34.8	25.7	–	–	–	–	–	–
Other conduits[3]		–	–	1.1	2.6	–	1.8	–	–
Single-issuer liquidity facilities
–	five largest[4]	6.0	10.0	5.0	5.9	1.5	1.1	1.0	1.3
–	largest market sector[5]	7.3	11.7	3.5	4.2	2.4	1.5	1.7	2.3

1	These exposures relate to consolidated multi-seller conduits (see page 184). These vehicles provide funding to Group customers by issuing debt secured by a diversified pool of customer-originated assets.
2	These exposures relate to consolidated securities investment conduits, primarily Solitaire and Mazarin (see page 184). These vehicles issue debt secured by ABSs which are managed by HSBC. Of the total contingent liquidity risk under this category, US$25.3 billion was already funded on-balance sheet at 31 December 2008 leaving a net contingent exposure of US$9.5 billion.
3	These exposures relate to third-party sponsored conduits (see page 187).
4	These figures represent the five largest committed liquidity facilities provided to customers other than those facilities to conduits.
5	These figures represent the total of all committed liquidity facilities provided to the largest market sector, other than those facilities to conduits.

Back to Contents

     In times of market stress, the Group may choose to provide non-contractual liquidity support to certain HSBC-sponsored vehicles or HSBC-promoted products. This support would only be provided after careful consideration of the potential funding requirement and the impact on the entity’s overall liquidity.

The impact of market turmoil on the Group’s liquidity risk position
(Audited)

A significant aspect of the market turmoil continues to be its adverse effects on the liquidity and funding risk profile of the banking system.

     At a systemic level, these may be characterised as follows:

•	interbank funding costs increased as banks became reluctant to lend to each other beyond the very short-term;

•	many asset classes previously considered to be liquid became illiquid;

•	the ability of many market participants to issue either unsecured or secured debt has been restricted, although this has been partly mitigated following the introduction by some governments and central banks of term debt guarantee schemes; and

•	special purpose entities with investments linked to US sub-prime mortgages, or to ABSs where the underlying credit exposures were not fully transparent, found it increasingly difficult to raise wholesale funding.

     In general terms, the strains arising from the credit crisis were concentrated in the wholesale market. The retail market, the market from which HSBC derives its core current and savings accounts, (the importance of which as a source of funding for the Group is discussed under ‘Advances to deposits ratio’ above) was relatively unaffected. The Group’s limited dependence on wholesale markets for funding has been a significant competitive advantage to HSBC through the recent period of dislocation in the financial markets.

     HSBC’s customer deposit base has grown between 30 June 2007, the reporting date closest to the onset of the market turmoil, and 31 December 2008 by US$134 billion. This growth in US dollar equivalent terms has been diluted by the significant strengthening of US dollar against other major currencies between these two reporting dates, and therefore under represents the growth in customer deposits on an underlying currency basis. As a net provider of funds to the interbank market, the Group has not been significantly affected by the scarcity of interbank funding.

     A number of central banks and governments have taken action to alleviate the effects of the market turmoil, these actions have included making available government guaranteed term funding facilities. In the US, bank issuance under such programmes became normal market practice during 2008. To date, only HSBC’s US based operations have participated in government guaranteed term debt issuance schemes. At 31 December 2008, US$2.65 billion had been issued by HSBC USA, Inc. under the Federal Deposit Insurance Corporation Temporary Liquidity Guarantee Programme.

     The deterioration of the US sub-prime credit market has reduced the availability of term financing to entities with exposures to the US sub-prime market. However, HSBC Finance, by virtue of its position within the Group, continued to enjoy committed financing facilities, albeit at a lower level, and access to commercial paper markets at interest rates below interbank rates. Through planned balance sheet reductions, the issuance of cost effective retail debt, capital infusions from the HSBC Group, and the utilisation of alternative sources of funding, including funding from other members of the HSBC Group, HSBC Finance was able to eliminate the need to issue institutional term debt in 2008. Funding plans are in place to enable HSBC Finance to deal with continued stress in the credit markets. As part of these plans, asset portfolios totalling US$15.3 billion were transferred from HSBC Finance to HSBC Bank USA in January 2009, resulting in US$8.0 billion of net funding benefit to HSBC Finance.

     HSBC Finance is eligible to participate in the US Federal Reserve’s Commercial Paper Funding Facility (CPFF), a new scheme aimed at providing support to US issuers in the commercial paper market. At 31 December 2008, HSBC Finance had issued US$520 million under the CPFF and is eligible to issue a maximum of US$12.0 billion prior to 30 October 2009, the current expiry date for the scheme.

     The effect of the market turmoil on liquidity and funding elsewhere in HSBC was largely restricted to the Group’s activities that historically depended upon the asset-backed commercial paper markets for funding, specifically SIVs and conduits, and certain money market funds. This is discussed in detail on page 174.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Liquidity and funding > HSBC Holdings // Market risk > Sensitivity / VAR

HSBC Holdings
(Audited)

HSBC Holdings’ primary sources of cash are interest and capital receipts from its subsidiaries, which it deploys in short-term bank deposits. HSBC Holdings’ primary uses of cash are investments in subsidiaries, interest payments to debt holders and dividend payments to shareholders. On an ongoing basis, HSBC Holdings replenishes its liquid resources through the receipt of interest on, and repayment of, intra-group loans, from dividends paid by subsidiaries and from interest earned on its own liquid funds.

     HSBC Holdings is also subject to contingent liquidity risk by virtue of loan commitments and guarantees given. Such commitments are only provided after due consideration of HSBC Holdings’ ability to finance these commitments and the likelihood of the need arising.

     HSBC Holdings actively manages the cash flows from its subsidiaries to optimise the amount of cash held at the holding company level, and expects to continue doing so in the future. The ability of its subsidiaries to pay dividends or advance monies to HSBC Holdings depends on, among other things, their respective regulatory capital requirements, statutory reserves, and financial and operating performance. The wide range of HSBC’s activities means that HSBC Holdings is not dependent on a single source of profits to fund its dividend payments to shareholders. HSBC Holdings believes that, with its accumulated liquid assets, planned dividends and interest from subsidiaries it will be able to meet anticipated cash obligations. Also, during 2008 HSBC Holdings continued to have full access to capital markets at market rates and issued US$8.8 billion of capital instruments (2007: US$4.4 billion).

Cash flows payable by HSBC Holdings under financial liabilities by remaining contractual maturities
(Audited)

			Due	Due
		Due	between	between	Due
	On	within 3	3 and 12	1 and 5	after 5
	demand	months	months	years	years
	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Amounts owed to HSBC undertakings	–	133	539	3,590	–
Financial liabilities designated at fair value	–	587	1,762	5,977	25,571
Derivatives	1,324	–	–	–	–
Subordinated liabilities	–	235	706	3,764	32,214
Other financial liabilities	–	1,805	–	–	–

	1,324	2,760	3,007	13,331	57,785
Loan commitments	3,241	–	–	–	–

	4,565	2,760	3,007	13,331	57,785

At 31 December 2007
Amounts owed to HSBC undertakings	–	109	1,801	1,192	–
Financial liabilities designated at fair value	–	258	776	8,152	28,639
Derivatives	44	–	–	–	–
Subordinated liabilities	–	160	482	2,568	23,069
Other financial liabilities	–	1,398	–	–	–

	44	1,925	3,059	11,912	51,708
Loan commitments	3,638	–	–	–	–

	3,682	1,925	3,059	11,912	51,708

     The balances in the above table will not agree directly with the balances in the balance sheet of HSBC Holdings as the table incorporates, on an undiscounted basis, all cash flows relating to principal and all future coupon payments (except for trading derivatives).

     Also, loan commitments are generally not recognised on the balance sheet. Trading derivatives are included in the ‘On demand’ time bucket, and not by contractual maturity, because trading derivatives are typically held for short periods of time. The undiscounted cash flows on hedging derivative liabilities are classified according to their contractual maturity.

Back to Contents
Market risk

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

     Market risk arising in HSBC’s insurance businesses is discussed in ‘Risk management of insurance operations’ on pages 255 to 274.

     The management of market risk is principally undertaken in Global Markets using risk limits approved by the GMB. Limits are set for portfolios, products and risk types, with market liquidity being a principal factor in determining the level of limits set. Traded Credit and Market Risk, an independent unit within Group Management Office, develops the Group’s market risk management policies and measurement techniques. Each major operating entity has an independent market risk management and control function which is responsible for measuring market risk exposures in accordance with the policies defined by Traded Credit and Market Risk, and monitoring and reporting these exposures against the prescribed limits on a daily basis.

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

     HSBC uses a range of tools to monitor and limit market risk exposures. These include sensitivity analysis, value at risk (‘VAR’) and stress testing.

Sensitivity analysis

Sensitivity measures are used to monitor the market risk positions within each risk type, for example, present value of a basis point movement in interest rates, for interest rate risk. Sensitivity limits are set for portfolios, products and risk types, with the depth of the market being one of the principal factors in determining the level of limits set.

Value at risk
(Audited)

VAR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.

     The VAR models used by HSBC are based predominantly on historical simulation. These models derive plausible future scenarios from past series of recorded market rates and prices, taking account of inter-relationships between different markets and rates such as interest rates and foreign exchange rates. The models also incorporate the effect of option features on the underlying exposures.

     The historical simulation models used by HSBC incorporate the following features:

•	potential market movements are calculated with reference to data from the past two years;

•	historical market rates and prices are calculated with reference to foreign exchange rates and commodity prices, interest rates, equity prices and the associated volatilities; and

•	VAR is calculated to a 99 per cent confidence level and for a one-day holding period.

HSBC routinely validates the accuracy of its VAR models by back-testing the actual daily profit and loss results, adjusted to remove non-modelled items such as fees and commissions, against the corresponding VAR numbers. Statistically, HSBC would expect to see losses in excess of VAR only 1 per cent of the time over a one-year period. The actual number of excesses over this period can therefore be used to gauge how well the models are performing.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Market risk > Impact of market turmoil > VAR

     Although a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:

•	the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

•	the use of a one-day holding period assumes that all positions can be liquidated or the risk offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99 per cent confidence level, by definition, does not take into account losses that might occur beyond this level of confidence;

•	VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures; and

•	VAR is unlikely to reflect loss potential on exposures that only arise under significant market moves.

Stress testing

In recognition of the limitations of VAR, HSBC augments it with stress testing to evaluate the potential impact on portfolio values of more extreme, although plausible, events or movements in a set of financial variables.

     Stress testing is performed at a portfolio level, as well as on the consolidated positions of the Group, and covers the following scenarios:

•	sensitivity scenarios, which consider the impact of market moves to any single risk factor or a set of factors. For example the impact resulting from a break of a currency peg that is unlikely to be captured within the VAR models;

•	technical scenarios, which consider the largest move in each risk factor, without consideration of any underlying market correlation;

•	hypothetical scenarios, which consider potential macro economic events; and

•	historical scenarios, which incorporate historical observations of market moves during previous periods of stress which would not be captured within VAR.

     Stress testing is governed by the ‘Stress Testing Review Group’ forum that coordinates the Group stress testing scenarios in conjunction with the regional risk managers. Consideration is given to the actual market risk exposures, along with market events in determining the stress scenarios.

     Stress testing results are reported to senior management and provide them with an assessment of the financial impact such events would have on the profit of HSBC. The daily losses experienced during 2008 were within the stress loss scenarios reported to senior management.

     The following table provides an overview of the reporting of risks within this section:

Portfolio

	Trading	Non-trading
Risk type
Foreign exchange	VAR	VAR	[1]
Interest rate	VAR	VAR	[2]
Commodity	VAR	N/A
Equity	VAR	Sensitivity
Credit spread	Sensitivity	Sensitivity	[3]

1	The structural foreign exchange risk is monitored using sensitivity analysis. See page 429.
2	The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included in the Group VAR. The management of this risk is described on page 249.
3	Credit spread VAR is reported for the credit derivatives transacted by Global Banking. See page 244.

The impact of market turmoil on market risk
(Audited)

The years preceding the current market turmoil were characterised by historically low levels of volatility, with ample market liquidity. This period was associated with falling levels of VAR as the level of observed market volatility is a key determinant in the VAR calculation. As a consequence HSBC reduced the overall VAR limit to reflect the lower level of volatility, and associated VAR.

     The tightening of both credit and liquidity within the wholesale markets observed during the latter half of 2007 led to an increase in market volatility, most noticeably in the credit spreads of financial institutions and ABSs/MBSs.

     Credit spread volatility continued to increase during the first half of 2008, and as the effect of the market turmoil on the wider economy became more apparent, there was a larger increase in the volatility in other risk types, such as interest rates. Coupled with positions taken in anticipation of rate reductions, the increase in volatility led to an increase in the total VAR in early 2008.

     Volatility across all asset classes continued to increase in the second half of 2008, as central banks coordinated a series of rate cuts, in an attempt to stimulate demand within the global economy. Although the increase in volatility led to a further

Back to Contents

increase in total VAR during the second half of 2008, the overall impact was limited as a result of managing down the market risk exposures during this period (see ‘Value at risk of the trading and non-trading portfolios’ below).

     Although the overall VAR limit for the Group was increased towards the end of 2008, as a result of the increased market volatility, the limit remained within the level set in early 2007.

Value at risk of the trading and non-trading portfolios

The VAR, both trading and non-trading, for the Group was as follows:

Value at risk (Audited)
	2008	2007
	US$m	US$m

At 31 December	191.2	70.1
Average	158.9	65.3
Minimum	59.8	43.8
Maximum	287.1	98.1

     As a result of improvements in the Group VAR data collection process during 2008, all entities within the Group are now aggregated on a historical simulation basis, reflecting the full diversification effects across the Group’s VAR. The 2007 VAR has been adjusted, reducing the total VAR by US$25.2 million as at 31 December 2007. The maximum, minimum and average VARs have also been adjusted on a comparable basis in order to fairly present the trend.

     The daily VAR, both trading and non-trading, for the Group was as follows:

Daily VAR (trading and non-trading) (US$m) (Unaudited)

     The major contributor to the trading and non-trading VAR for the Group was Global Markets.

     The histogram to the right illustrates the frequency of daily revenue arising from Global Markets’ trading, balance sheet management and other trading activities.

     The average daily revenue earned in 2008 was US$21.7 million, compared with US$18.7 million in 2007. The standard deviation of these daily revenues was US$53.4 million compared with US$25.3 million in 2007. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

     An analysis of the frequency distribution of daily revenue shows that there were 66 days with negative revenue during 2008 compared with 35 days in 2007. The most frequent result was a daily revenue of between US$40 million and US$50 million with 28 occurrences, compared with between US$20 million and US$30 million with 71 occurrences in 2007.

Daily distribution of Global Markets’ trading, balance sheet management and other trading revenues[1] (Unaudited)

2008

2007

1	The effect of any month-end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.

     For a description of HSBC’s fair value and price verification controls, see page 163.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Market risk > Trading portfolios / Non-trading portfolios

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

     Market making and proprietary position taking is undertaken within Global Markets. The VAR for such trading activity at 31 December 2008 was US$72.5 million (2007: US$30.2 million). This is analysed below by risk type:

VAR by risk type for the trading activities (excluding Credit Spread VAR) (Audited)
	Foreign
	exchange and	Interest
	commodity	rate	Equity	Total	[1]
	US$m	US$m	US$m	US$m

At 31 December 2008	29.8	63.4	13.9	72.5
At 31 December 2007[2]	10.7	25.4	10.2	30.2
Average
2008	19.0	50.7	15.2	53.1
2007[2]	9.5	22.9	7.9	23.7
Minimum
2008	8.7	21.4	8.2	22.6
2007[2]	4.0	14.9	3.4	14.3
Maximum
2008	54.9	147.4	39.0	104.4
2007[2]	23.0	36.1	15.1	38.8

1	The total VAR is non-additive across risk types due to diversification effects.
2	The VAR for 2007 has been adjusted on the same basis as Group VAR on page 243.

Credit spread risk

The risk associated with movements in credit spreads is primarily managed through sensitivity limits, stress testing, and VAR for those portfolios where VAR is calculated.

     The Group is introducing credit spread as a separate risk type within the VAR models. At 31 December 2008, credit spread VAR was calculated for the London trading and New York credit derivatives portfolios. At that date, the total VAR for the trading activities, including credit spread VAR for the above portfolios, was US$106.4 million (2007: US$43.8 million) compared with a total VAR of US$72.5 million reported within the ‘VAR by risk type for the trading activities’ (see above), which excludes the credit spread VAR for these two portfolios.

     The sensitivity of trading income to the effect of movements in credit spreads on the total trading activities of the Group was US$590.9 million at 31 December 2008 (2007: US$95.4 million). This sensitivity captures the credit spread exposure arising from positions taken throughout the Group, in addition to the London trading and New York credit derivative portfolios captured within credit spread VAR (see above). The sensitivity was calculated using simplified assumptions based on one-day movements in average market credit spreads over a two-year period at a confidence level of 99 per cent, and assumes a simultaneous movement in credit spreads across issuers. It should be noted that diversification effects within the portfolio and with other risk types is likely to lead to a reduced impact on trading income.

     The significant increase in the sensitivity at 31 December 2008, compared with 31 December 2007, was due to the effect of much higher volatility in credit spreads observed during 2008. The actual positions within the trading portfolios exposed to credit spread risk were lower on 31 December 2008 than on 31 December 2007.

     In addition to the above measure certain portfolios are also managed using default risk measures where appropriate.

     The measurement of the credit spread impact on trading income as at 31 December 2008 excludes those positions that were reclassified as non-trading during the second half of 2008 following the amendment to IFRS. These positions are included within the 31 December 2007 comparative, as the reclassification took effect from 1 July 2008.

     Credit spread risk also arises on credit derivative transactions entered into by Global Banking in order to manage the risk concentrations within the corporate loan portfolio and so enhance capital

Back to Contents

efficiency. The mark-to-market of these transactions is taken through the income statement.

     At 31 December 2008, the credit spread VAR on the credit derivatives transactions entered into by Global Banking was US$23.0 million (2007: US$19.7 million). The VAR shows the effect on trading income from a one-day movement in credit spreads over a two-year period, calculated to a 99 per cent confidence level.

Gap risk

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

     Given the characteristics of these transactions, they will make little or no contribution to VAR or to traditional market risk sensitivity measures. HSBC captures the risks for such transactions within its stress testing scenarios. Gap risk arising is monitored on an ongoing basis, and HSBC incurred no gap losses arising from movements in the underlying market price on such transactions in 2008.

ABSs/MBSs positions

The ABSs/MBSs exposures within the trading portfolios are managed within sensitivity and VAR limits, as described on page 241, and are included within the stress testing scenarios as described on page 242.

Non-trading portfolios
(Audited)

The principal objective of market risk management of non-trading portfolios is to optimise net interest income.

     Interest rate risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost, as a result of interest rate changes. Analysis of this risk is complicated by having to make assumptions on embedded optionality within certain product areas such as the incidence of mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand such as current accounts. The prospective change in future net interest income from non-trading portfolios will be reflected in the current realisable value of these positions, should they be sold or closed prior to maturity. In order to manage this risk optimally, market risk in non-trading portfolios is transferred to Global Markets or to separate books managed under the supervision of the local ALCO.

     The transfer of market risk to books managed by Global Markets or supervised by ALCO is usually achieved by a series of internal deals between the business units and these books. When the behavioural characteristics of a product differ from its contractual characteristics, the behavioural characteristics are assessed to determine the true underlying interest rate risk. Local ALCOs are required to regularly monitor all such behavioural assumptions and interest rate risk positions to ensure they comply with interest rate risk limits established by GMB.

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

     Once market risk has been consolidated in Global Markets or ALCO-managed books, the net exposure is typically managed through the use of interest rate swaps within agreed limits. The VAR for these portfolios is included within the Group VAR (see ‘Value at risk of the trading and non-trading portfolios’ above).

Credit spread risk

At 31 December 2008, the sensitivity of equity to the effect of movements in credit spreads on the Group’s available-for-sale debt securities was US$1,092 million (2007: US$206 million). The sensitivity was calculated on the same basis as applied to the trading portfolio. Including the gross exposure for the SICs consolidated within HSBC’s balance sheet at 31 December 2008, the sensitivity increased to US$1,145 million. This sensitivity is struck, however, before taking account of any losses which would be absorbed by the capital note holders. At 31 December 2008, the capital note holders

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Market risk > Non-trading portfolios / DBS / Sensitivity of NII would have absorbed the first US$2.2 billion (2007: US$2.3 billion) of any losses incurred by the SICs prior to HSBC incurring any equity losses.

     The notable increase in this sensitivity at 31 December 2008, compared with 31 December 2007, was again due to the effect of higher volatility in credit spreads observed during 2008. The overall credit spread positions within the available-for-sale portfolios were lower on 31 December 2008 compared with 31 December 2007.

Equity securities classified as available for sale
(Audited)

Market risk arises on equity securities held as available for sale. The fair value of these securities at 31 December 2008 was US$6.8 billion (2007: US$12.6 billion) and included private equity holdings of US$2.5 billion (2007: US$3.2 billion). Investments in private equity are primarily made through managed funds that are subject to limits on the amount of investment. Potential new commitments are subject to risk appraisal to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio as a whole. Regular reviews are performed to substantiate the valuation of the investments within the portfolio. Funds typically invested for short-term cash management represented US$0.9 billion (2007: US$3.1 billion). Investments held to facilitate ongoing business, such as holdings in government-sponsored enterprises and local stock exchanges, represented US$1.0 billion (2007: US$1.7 billion). Other strategic investments represented US$2.4 billion (2007: US$4.6 billion). The fair value of the constituents of equity securities classified as available for sale can fluctuate considerably. A 10 per cent reduction in the value of the available-for-sale equities at 31 December 2008 would have reduced equity by US$0.7 billion (2007: US$1.3 billion). For details of the impairment incurred on available-for-sale equity securities see ‘Accounting policies’ on page 350.

     US$1.0 billion of the reduction in the AFS Equities relates to funds that were consolidated within the Groups balance sheet as at 31 December 2008.

Defined benefit pension schemes
(Audited)

Market risk also arises within HSBC’s defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows. Pension scheme obligations fluctuate with changes in long-term interest rates, inflation, salary increases and the longevity of scheme members. Pension scheme assets will include equities and debt securities, the cash flows of which change as equity prices and interest rates vary. There are risks that market movements in equity prices and interest rates could result in asset valuations which, taken together with regular ongoing contributions, are insufficient over time to cover the level of projected obligations and these, in turn, could increase with a rise in inflation and members living longer. Management, together with the trustees who act on behalf of the pension scheme beneficiaries, assess these risks using reports prepared by independent external actuaries and take action and, where appropriate, adjust investment strategies and contribution levels accordingly. For example, in order to mitigate the risk of adverse movements in investments, interest rates and inflation, the Trustee of the HSBC Bank (UK) Pension Scheme has continued to implement a programme of initiatives proposed by HSBC, including reducing the equity content of the investment strategy, increasing the diversification of the scheme’s assets, and entering into long-term interest rate and inflation swaps.

     The present value of HSBC’s defined benefit pension plans’ obligations was US$24.0 billion at 31 December 2008, compared with US$32.4 billion at 31 December 2007. Assets of the defined benefit schemes at 31 December 2008 comprised equity investments, 20 per cent (2007: 26 per cent); debt securities, 68 per cent (2007: 62 per cent); and other (including property), 12 per cent (2007: 12 per cent) (see Note 8 on the Financial Statements).

     Increased corporate bond yields in the UK in 2008 have resulted in an increase of 110 basis points in the real discount rate (net of the increase in expected inflation) used to value the accrued benefits payable under the HSBC Bank (UK) Pension Scheme, the Group’s largest plan. The resulting decrease in the liabilities of the scheme has been largely offset by a reduction in the fair values of the plan assets of the scheme. As a consequence, the deficit on the HSBC Bank (UK) Pension Scheme has decreased to US$392 million from US$808 million.

Sensitivity of net interest income
(Unaudited)

A principal part of HSBC’s management of market risk in non-trading portfolios is to monitor the sensitivity of projected net interest income under varying interest rate scenarios (simulation modelling). HSBC aims, through its management of market risk in non-trading portfolios, to mitigate the

Back to Contents

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

     The table below sets out the effect on future net interest income of an incremental 25 basis points parallel fall or rise in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 January 2009. Assuming no management actions, a series of such rises would decrease planned net interest income for 2009 by US$463 million (2008: US$503 million), while a series of such falls would decrease planned net interest income by US$284 million (2008: increase US$525 million). These figures incorporate the effect of any option features in the underlying exposures.

     Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into currency blocs whose rates are considered likely to move together. The sensitivity of projected net interest income, on this basis, is as follows:

Sensitivity of projected net interest income
(Unaudited)
		Rest of	Hong Kong	Rest of
	US dollar	Americas	dollar	Asia	Sterling	Euro
	bloc	bloc	bloc	bloc	bloc	bloc	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Change in 2009 projected net interest income arising from a shift in yield curves of:
+25 basis points at the beginning of each quarter	(243)	42	(45)	100	28	(345)	(463)
–25 basis points at the beginning of each quarter	41	(42)	(285)	(114)	(235)	351	(284)
Change in 2008 projected net interest income arising from a shift in yield curves of:
+25 basis points at the beginning of each quarter	(275)	96	9	77	(140)	(270)	(503)
–25 basis points at the beginning of each quarter	272	(95)	11	(65)	142	260	525

     The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios.

     The figures represent the effect of the pro forma movements in net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Global Markets or in the business units to mitigate the impact of this interest rate risk. In reality, Global Markets seeks proactively to change the interest rate risk profile to minimise losses and optimise net revenues. The projections above also assume that interest rates of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections take account of the effect on net interest income of anticipated differences in changes between interbank interest rates and interest rates linked to other bases (such as Central Bank rates or product rates over which the entity has discretion in terms of the timing and extent of rate changes). The projections make other simplifying assumptions too, including that all positions run to maturity.

     HSBC’s exposure to the effect of movements in interest rates on its net interest income arises in two main areas: core deposit franchises and Global Markets.

•	Core deposit franchises: these are exposed to changes in the cost of deposits raised and spreads on wholesale funds. In a low interest rate environment, the net interest income benefit of core deposits increases as interest rates rise and decreases as interest rates fall. This risk is asymmetrical in a very low interest rate environment, however, as there is limited room

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Market risk > Sensitivity of NII / Structural FX exposures / HSBC Holdings to lower deposit pricing in the event of interest rate reductions.

•	Residual interest rate risk is managed within Global Markets, under the Group’s policy of transferring interest rate risk to Global Markets to be managed within defined limits and with flexibility as to the instruments used.

     The main drivers of the year on year movements in the sensitivity of the Group’s net interest income to the changes in interest rates tabulated above were:

•	decreases in interest rates, particularly in US dollar, Hong Kong dollar and Sterling which have restricted the Group’s ability to pass on to depositors further rate reductions thereby increasing exposures to further rate falls; and

•	Global Markets increased net trading asset positions, particularly in euro. The funding of net trading assets is generally sourced from floating rate retail deposits and recorded in ‘Net interest income’ whereas the income from such assets is recorded in ‘Net trading income’.

     Projecting the movement in net interest income from prospective changes in interest rates is a complex interaction of structural and managed exposures.

     HSBC monitors the sensitivity of reported reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of available-for-sale portfolios and cash flow hedges due to parallel movements of plus or minus 100 basis points in all yield curves. The table below describes the sensitivity of HSBC’s reported reserves to these movements at the end of 2008 and 2007 and the maximum and minimum month-end figures during these years:

Sensitivity of reported reserves to interest rate movements
(Unaudited)

			Maximum		Minimum
			impact		impact
	US$m		US$m		US$m
At 31 December 2008
+ 100 basis point parallel move in all yield curves	(2,740)		(2,740)		(1,737)
As a percentage of total shareholders’ equity	(2.9%	)	(2.9%	)	(1.9%	)
– 100 basis point parallel move in all yield curves	2,477		2,609		1,944
As a percentage of total shareholders’ equity	2.6%		2.8%		2.1%
At 31 December 2007
+ 100 basis point parallel move in all yield curves	(1,737)		(1,738)		(1,519)
As a percentage of total shareholders’ equity	(1.4%	)	(1.4%	)	(1.2%	)
– 100 basis point parallel move in all yield curves	1,977		2,048		1,430
As a percentage of total shareholders’ equity	1.5%		1.6%		1.1%

     The sensitivities are illustrative only and are based on simplified scenarios. The table shows the potential sensitivity of reserves to valuation changes in available-for-sale portfolios and from cash flow hedges following the pro forma movements in interest rates. These particular exposures form only a part of the Group’s overall interest rate exposures. The accounting treatment under IFRSs of the Group’s remaining interest rate exposures, while economically largely offsetting the exposures shown in the above table, does not require revaluation movements to go to reserves.

Structural foreign exchange exposures
(Unaudited)

Structural foreign exchange exposures represent net investments in subsidiaries, branches or associates, the functional currencies of which are currencies other than the US dollar.

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

     HSBC hedges structural foreign exchange exposures only in limited circumstances. HSBC’s structural foreign exchange exposures are managed

Back to Contents

with the primary objective of ensuring, where practical, that HSBC’s consolidated capital ratios and the capital ratios of individual banking subsidiaries are largely protected from the effect of changes in exchange rates. This is usually achieved by ensuring that, for each subsidiary bank, the ratio of structural exposures in a given currency to risk-weighted assets denominated in that currency is broadly equal to the capital ratio of the subsidiary in question.

     The Group’s capital ratios were affected by the strengthening US dollar in the latter part of 2008. The effect on the Group’s consolidated tier 1 and total ratios is estimated to have been a reduction of approximately 40 basis points and approximately 50 basis points respectively. These movements were within approved tolerance levels.

     HSBC may also transact hedges where a currency in which it has structural exposures is considered to be significantly overvalued and it is possible in practice to transact a hedge. Selective hedges were in place during 2007 and 2008. Hedging is undertaken using forward foreign exchange contracts which are accounted for under IFRSs as hedges of a net investment in a foreign operation, or by financing with borrowings in the same currencies as the functional currencies involved. There was no ineffectiveness arising from these hedges in the year ended 31 December 2008.

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

     A number of cross currency interest rate swaps entered into as part of HSBC Holdings’ management of interest rate risk arising on certain long-term debt capital issues do not qualify for hedge accounting treatment. Changes in the market values of these swaps are taken directly to the income statement. HSBC Holdings expects that these swaps will be held to final maturity with the accumulated changes in market value consequently trending to zero.

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

     The principal tools used in the management of market risk are the projected sensitivity of HSBC Holdings’ net interest income to future changes in yield curves and interest rate gap re-pricing tables for interest rate risk, and VAR for foreign exchange rate risk.

Net interest income sensitivity

HSBC Holdings monitors net interest income sensitivity over a 5-year time horizon reflecting the longer-term perspective on interest rate risk management appropriate to a financial services holding company. The table below sets out the effect on HSBC Holdings’ future net interest income over a 5-year time horizon of an incremental 25 basis point parallel fall or rise in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 January 2009.

     Assuming no management action, a series of such rises would decrease HSBC Holdings’ planned net interest income for 2009 by US$60 million (2008: decrease of US$23 million) and decrease cumulative net interest income by US$554 million over a 5-year period from 1 January 2009 (2008: decrease of US$104 million), while a series of such falls would increase planned net interest income by US$60 million (2008: increase of US$23 million) and increase cumulative net interest income by US$554 million over a 5-year period from 1 January 2009 (2008: increase of US$104 million). These figures incorporate the impact of any option features in the underlying exposures.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Market risk > HSBC Holdings > Interest repricing gap / VAR

     Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into currency blocs whose interest rates are considered likely to move together. The sensitivity of projected net interest income, on this basis, is described as follows:

Sensitivity of HSBC Holdings’ net interest income to interest rate movements
(Unaudited)

	US dollar	Sterling	Euro
	bloc	bloc	bloc	Total
	US$m	US$m	US$m	US$m
Change in 2009 projected net interest income arising
from a shift in yield curves of:
+ 25 basis points at the beginning of each quarter in 2009
0-1 year	(81)	10	11	(60)
2-3 years	(351)	20	77	(254)
4-5 years	(358)	54	64	(240)
– 25 basis points at the beginning of each quarter in 2009
0-1 year	81	(10)	(11)	60
2-3 years	351	(20)	(77)	254
4-5 years	358	(54)	(64)	240
Change in 2008 projected net interest income arising from a shift in yield curves of:
+ 25 basis points at the beginning of each quarter in 2008
0-1 year	(51)	16	12	(23)
2-3 years	(180)	69	83	(28)
4-5 years	(200)	69	78	(53)
– 25 basis points at the beginning of each quarter in 2008
0-1 year	51	(16)	(12)	23
2-3 years	180	(69)	(83)	28
4-5 years	200	(69)	(78)	53
     HSBC Holdings’ principal exposure to changes in its net interest income from movements in interest rates arises on short-term cash balances, floating rate loans advanced to subsidiaries and fixed rate debt capital securities in issue which have been swapped to floating rate.

     The interest rate sensitivities tabulated above are illustrative only and are based on simplified scenarios. The figures represent the effect of pro forma movements in net interest income based on the projected yield curve scenarios, HSBC Holdings’ current interest rate risk profile and assumed changes to that profile during the next five years. Changes to assumptions concerning the risk profile over the next five years can have a significant impact on the net interest income sensitivity for that period. The figures do not take into account the effect of actions that could be taken to mitigate this interest rate risk, however.

     The projected increase in HSBC Holdings’ sensitivity to moves in interest rates is mainly due to new interest-bearing capital issues, the funds from which have been largely invested in non-interest bearing equity investments in subsidiaries.

Interest repricing gap table

The interest rate repricing gap table below analyses the full term structure of interest rate mismatches within HSBC Holdings’ balance sheet. The year on year increase in the negative net interest rate gap in the up to 1 year time bucket is due to an increase in non-interest bearing equity investments in subsidiaries which has been funded by new issues of interest bearing liabilities and by the capitalisation of interest bearing loans to subsidiaries.

Back to Contents

Repricing gap analysis of HSBC Holdings (Audited)
						Non-
		Up to			More than	interest
	Total	1 year	1-5 years	5-10 years	10 years	bearing
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Cash at bank and in hand:
– balances with HSBC undertakings	443	443	–	–	–	–
Derivatives	3,682	–	–	–	–	3,682
Loans and advances to HSBC undertakings	11,804	8,995	511	–	1,222	1,076
Financial investments	2,629	–	–	300	1,885	444
Investments in subsidiaries	81,993	1,459	1,094	–	875	78,565
Other assets	131	–	–	–	–	131

Total assets	100,682	10,897	1,605	300	3,982	83,898

Amounts owed to HSBC undertakings	(4,042)	(3,389)	–	–	–	(653)
Financial liabilities designated at fair values	(16,389)	(4,210)	(4,410)	(5,290)	(3,448)	969
Derivatives	(1,324)	–	–	–	–	(1,324)
Other liabilities	(1,816)	–	–	–	–	(1,816)
Subordinated liabilities	(14,017)	(1,500)	(2,187)	(2,962)	(7,152)	(216)
Total equity	(62,587)	–	–	–	(3,650)	(58,937)
Other non-interest bearing liabilities	(507)	–	–	–	–	(507)

Total liabilities and equity	(100,682)	(9,099)	(6,597)	(8,252)	(14,250)	(62,484)

Off-balance sheet items attracting interest rate sensitivity	–	(12,353)	4,410	5,046	3,760	(863)
Net interest rate risk gap	–	(10,555)	(582)	(2,906)	(6,508)	20,551

Cumulative interest rate gap	–	(10,555)	(11,137)	(14,043)	(20,551)	–

At 31 December 2007
Total assets	92,948	19,136	–	–	2,774	71,038
Total liabilities	(92,948)	(6,597)	(6,546)	(8,755)	(8,864)	(62,186)
Off-balance sheet items attracting interest rate sensitivity	–	(13,619)	4,313	7,752	3,804	(2,250)
Net interest rate risk gap	–	(1,080)	(2,233)	(1,003)	(2,286)	6,602

Cumulative interest rate gap	–	(1,080)	(3,313)	(4,316)	(6,602)	–

     As part of the continuous enhancement and development of HSBC’s management tools, the net interest income sensitivity projection over a 5-year horizon and the interest rate repricing table shown above have replaced the VAR analysis disclosed in the 2007 Annual Report and Accounts as the principal measures used to monitor interest rate risk for HSBC Holdings. These enhanced reports are considered to be more suitable risk management measures for the longer term profile of a bank holding company balance sheet.

Value at risk

Total foreign exchange VAR arising within HSBC Holdings in 2008 and 2007 was as follows:

HSBC Holdings – value at risk (Audited)
	Foreign exchange

	2008	2007
	US$m	US$m

At 31 December	55.2	29.1
Average	40.3	29.4
Minimum	29.2	27.6
Maximum	56.1	30.9

     The foreign exchange risk largely arises from loans to subsidiaries of a capital nature that are not denominated in the functional currency of either the provider or the recipient and which are accounted for as financial assets. Changes in the carrying amount of these loans due to foreign exchange rate differences are taken directly to the income statement. These loans, and the associated foreign exchange exposures, are eliminated on a Group consolidated basis.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Residual value risk > Operational risk > Legal risk / Security and fraud risk // Pension risk

Residual value risk

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

     The net book value of equipment leased to customers on operating leases by the Group includes projected residual values at the end of current lease terms, to be recovered through re-letting or disposal in the following periods:

Residual values
(Unaudited)

	2008	2007
	US$m	US$m

Within 1 year	108	155
Between 1-2 years	59	243
Between 2-5 years	530	713
More than 5 years	1,549	1,892

Total exposure	2,246	3,003

Operational risk

(Unaudited)

Operational risk is the risk of loss arising through fraud, unauthorised activities, error, omission, inefficiency, systems failure or from external events. It is inherent to every business organisation and covers a wide spectrum of issues. The terms ‘error’, ‘omission’ and ‘inefficiency’ include process failures, systems/machine failures and human error.

     The objective of HSBC’s operational risk management is to manage and control operational risk in a cost effective manner within targeted levels of operational risk consistent with the Group’s risk appetite, as defined by the Group Management Board.

     A formal governance structure provides oversight over the management of operational risk. A Global Operational Risk and Control Committee, which reports to the Risk Management Meeting, meets quarterly to discuss key risk issues and review the effective implementation of the Group’s operational risk management framework.

     In each of HSBC’s subsidiaries, business managers are responsible for maintaining an acceptable level of internal control, commensurate with the scale and nature of operations. They are responsible for identifying and assessing risks, designing controls and monitoring the effectiveness of these controls. The operational risk management framework helps managers to fulfil these responsibilities by defining a standard risk assessment methodology and providing a tool for the systematic reporting of operational loss data.

     A centralised database is used to record the results of the operational risk management process. Operational risk self-assessments are input and maintained by the business unit. To ensure that operational risk losses are consistently reported and monitored at Group level, all Group companies are required to report individual losses when the net loss is expected to exceed US$10,000.

     Further details of the HSBC approach to Operational Risk Management can be found in the Capital and Risk Management Interim Pillar 3 Disclosures 2008.

Legal risk
(Unaudited)

Each operating company is required to implement procedures to manage legal risk that conform to HSBC standards. Legal risk falls within the definition of operational risk and includes contractual risk, dispute risk, legislative risk and non-contractual rights risk.

•	Contractual risk is the risk that the rights and/or obligations of an HSBC company within a contractual relationship are defective.

•	Dispute risk is the risk that an HSBC company is subject to when it is involved in or managing a potential or actual dispute.

•	Legislative risk is the risk that an HSBC company fails to adhere to the laws of the jurisdictions in which it operates.

•	Non-contractual rights risk is the risk that an HSBC company’s assets are not properly owned or are infringed by others, or an HSBC company infringes another party’s rights.

     HSBC has a global legal function to assist management in controlling legal risk. The function provides legal advice and support in managing claims against HSBC companies, as well as in respect of non-routine debt recoveries or other

Back to Contents

litigation against third parties.

     The GMO legal department oversees the global legal function and is headed by a Group General Manager who reports to the Group Chairman. There are legal departments in 54 of the countries in which HSBC operates. There are also regional legal functions in each of Europe, North America, Latin America, the Middle East, and Asia-Pacific.

     Operating companies must notify the appropriate legal department immediately any litigation is either threatened or commenced against HSBC or an employee. The appropriate regional legal department must be immediately advised (and must in turn immediately advise the GMO legal department) of any action by a regulatory authority, where the proceedings are criminal, or where the claim might materially affect the Group’s reputation. Further, any claims which exceed US$1.5 million or equivalent must also be advised to the appropriate regional legal department and the regional legal department must immediately advise the GMO legal department if any such claim exceeds US$5 million. All such matters are then reported to the Risk Management Meeting of the Group Management Board in a monthly paper.

     An exception report must be made to the local compliance function and escalated to the Head of Group Compliance in respect of any breach which has given rise to a fine and/or costs levied by a court of law or regulatory body where the amount is US$1,500 or more, and material or significant issues are reported to the Risk Management Meeting of GMB and/or the Group Audit Committee.

     In addition, operating companies are required to submit quarterly returns detailing outstanding claims where the claim (or group of similar claims) exceeds US$10 million, where the action is by a regulatory authority, where the proceedings are criminal, where the claim might materially affect the Group’s reputation, or, where the GMO legal department has requested returns be completed for a particular claim. These returns are used for reporting to the Group Audit Committee and the Board of HSBC Holdings, and disclosure in the Interim Report and Annual Report and Accounts, if appropriate.

Global security and fraud risk
(Unaudited)

Security and fraud risk issues are managed at Group level by Global Security and Fraud Risk. This unit, which has responsibility for physical, fraud, information and contingency risk, and security and business intelligence, is fully integrated within the central GMO Risk function. This facilitates synergies between it and other risk functions, such as with Global Retail Risk Management in the selection, design and implementation of systems and processes to protect the Group against fraud by deterring fraudulent activity, detecting it where it does occur and mitigating its effects.

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

     A deficit in a defined benefit plan may arise from a number of factors, including:

•	investments delivering a return below that required to provide the projected plan benefits. This could arise, for example, when there is a fall in the market value of equities, or when increases in long-term interest rates cause a fall in the value of fixed income securities held;

•	the prevailing economic environment leading to corporate failures, thus triggering write-downs in asset (both equity and debt) values;

•	a change in either interest rates or inflation which causes an increase in the value of the scheme liabilities; and

•	scheme members living longer than expected (known as longevity risk).

     The plan’s investment strategy is determined in the light of the market risk inherent in the investments and the consequential impact on potential future contributions.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Pension risk / Reputational risk / Sustainability risk / Insurance operations > Life business

     Ultimate responsibility for investment strategy rests with either the Trustees or, in certain circumstances, a Management Committee. The degree of independence of the Trustees from HSBC differs in different jurisdictions. For example, the HSBC Bank (UK) Pension Scheme, which accounts for approximately 63 per cent of the obligations of the Group’s defined benefit pension plans, is overseen by a corporate Trustee. This scheme’s Trustee regularly monitors the market risks inherent in the scheme.

Reputational risk

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

     A Group Reputational Risk Committee (‘GRRC’) has been established at which relevant Group functions with responsibility for activities and functions which attract reputational risk are represented. The primary role of the GRRC is to consider areas and activities presenting significant reputational risk and, where appropriate, to make recommendations to the Risk Management Meeting and GMB for policy or procedural changes to mitigate such risk.

     Standards on all major aspects of business are set for HSBC and for individual subsidiaries, businesses and functions. Reputational risks, including ESG matters, are considered and assessed by the Board, GMB, the Risk Management Meeting, subsidiary company boards, board committees and senior management during the formulation of policy and the establishment of HSBC standards. These policies, which form an integral part of the internal control system (see page 299), are communicated through manuals and statements of policy and are promulgated through internal communications and training. The policies cover ESG issues and set out operational procedures in all areas of reputational risk, including money laundering deterrence, counter-terrorist financing environmental impact, anti-corruption measures and employee relations. The policy manuals address risk issues in detail and co-operation between GMO departments and businesses is required to ensure a strong adherence to HSBC’s risk management system and its sustainability practices.

Sustainability risk

(Unaudited)

Sustainability risks arise from the provision of financial services to companies or projects which run counter to the needs of sustainable development; in effect this risk arises when the environmental and social effects outweigh economic benefits. Within Group Management Office, a separate function, Group Corporate Sustainability, is mandated to manage these risks globally working through local offices as appropriate. Its risk management responsibilities include:

•	formulating sustainability risk policies. This includes oversight of HSBC’s sustainability risk standards, management of the Equator Principles for project finance lending, and sector-based sustainability policies covering those sectors with high environmental, ethical or social impacts (forestry, freshwater infrastructure, chemicals, energy, mining and metals, and defence-related lending); undertaking an independent review of transactions where sustainability risks are assessed to be high, and supporting HSBC’s operating companies to assess similar risks of a lower magnitude;

•	building and implementing systems-based processes to ensure consistent application of policies, reduce the costs of sustainability risk reviews and capture management information to measure and report on the effect of HSBC’s lending and investment activities on sustainable development; and

•	providing training and capacity building within HSBC’s operating companies to ensure sustainability risks are identified and mitigated on a consistent basis and to either HSBC’s own standards, or international standards or local regulations, whichever is the higher.

Back to Contents

Risk management of insurance operations

(Audited)

HSBC operates a bancassurance model which provides insurance products for customers with whom the Group has a banking relationship. Insurance products are sold to all customer groups, mainly utilising retail branches, the internet and phone centres. Personal Financial Services customers attract the majority of sales and comprise the majority of policyholders. HSBC offers its customers a wide range of insurance and investment products, many of which complement other bank and consumer finance products.

     Many of these insurance products are manufactured by HSBC subsidiaries. The Group underwrites the insurance risk and retains the risks and rewards associated with writing insurance contracts, retaining both the underwriting profit and the commission paid by the manufacturer to the bank distribution channel within the Group. HSBC’s exposure to risks associated with manufacturing insurance contracts in its subsidiaries and its management of these risks are discussed below.

     Where the Group considers it operationally more effective, third parties are engaged to manufacture insurance products for sale through HSBC’s banking network. The Group works with a limited number of market-leading partners to provide the products. These arrangements earn HSBC a commission.

     HSBC’s bancassurance business operates in all five of the Group’s geographical regions with over 30 legal entities, the majority of which are subsidiaries of banking legal entities, manufacturing insurance products. Management of these insurance manufacturers set their own control procedures in addition to complying with guidelines issued by the Group Insurance Head Office. This is headed by HSBC’s Managing Director of Insurance, supported by a Chief Operating Officer, Chief Financial Officer and Chief Risk Officer, the latter appointed in 2008. The role of Group Insurance Head Office includes setting the control framework for monitoring and measuring insurance risk in line with Group practices, and drawing up insurance-specific policies and guidelines for inclusion in the Group Instruction Manuals. The control framework for monitoring risk includes the Group Insurance Risk Committee, which oversees the status of the significant risk categories in the insurance operations. Four sub-committees report to the Committee, focusing on market and liquidity risk, credit risk, operational and insurance risk. The processes and controls employed to monitor each risk are described under their respective headings below.

     The main contracts manufactured by HSBC are as follows:

Life insurance business
(Audited)

Life insurance contracts with discretionary participation features (‘DPF’) allow policyholders to participate in the profits generated from such business, which may take the form of annual bonuses and a final bonus, in addition to providing cover on death. Certain minimum return levels are also guaranteed. The largest portfolio is in Hong Kong.

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

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Insurance operations > Non-life business / Insurance risk

Non-life insurance business
(Audited)

Non-life insurance contracts include motor, fire and other damage to property, accident and health, repayment protection and commercial insurances.

     Motor insurance business covers vehicle damage and liability for personal injury. For fire and other damage to property, the main focus in most markets is providing individuals with home and contents insurance, with cover for selected commercial customers largely written in Asia and Latin America.

     A very limited portfolio of liability business is written, other than that included in the motor book.

     Credit non-life insurance is concentrated in North America and Europe, and is originated in conjunction with the provision of loans. Payment protection insurance (‘PPI’) products were suspended in the UK pending a final report from the Competition Commission on their provision by the financial services industry. The report was issued in early 2009. The business is in the process of assessing the impact of the reported findings on credit protection products in the UK.

     Given the nature of the contracts written by the Group, the risks to which HSBC’s insurance operations are exposed fall into two principal categories: insurance risk and financial risk. The following section describes the nature and extent of these risks and HSBC’s approach to managing them. The majority of the risk in the insurance business derives from manufacturing activities.

Insurance risk
(Audited)

Insurance risk is a risk, other than financial risk, transferred from the holder of a contract to the issuer, in this case HSBC. The principal insurance risk faced by HSBC is that, over time, the combined cost of claims, administration and acquisition of the contract may exceed the aggregate amount of premiums received and investment income. The cost of a claim can be influenced by many factors, including mortality and morbidity experience, lapse and surrender rates and, if the policy has a savings element, the performance of the assets held to support the liabilities. Performance of the underlying assets is affected by changes in both interest rates and equity prices (see page 263).

     HSBC’s insurance risk appetite is proposed by local businesses and authorised centrally. The Group manages its exposure to insurance risk by applying formal underwriting, reinsurance and claims-

handling procedures designed to ensure compliance with regulations. This is supplemented with stress testing.

     Insurance contracts sold by HSBC relate, in the main, to core underlying banking activities, such as savings and investment products, and credit life products. The Group’s manufacturing focuses on personal lines, i.e. contracts written for individuals, which tend to be of higher volume and lower individual value than commercial lines. They thus contribute to diversifying insurance risk.

     Life and non-life business insurance risks are controlled by high-level policies and procedures set centrally, supplemented as appropriate with measures which take account of specific local market conditions and regulatory requirements. For example, manufacturing entities are required to obtain authorisation from Group Insurance Head Office to write certain classes of business, with restrictions applying to commercial and liability non-life insurance, in particular.

     Local ALCOs and Risk Management Committees are required to monitor certain risk exposures, mainly for life business where the focus is on reviewing the risks associated with the duration and cash flow matching of insurance assets and liabilities.

     Reinsurance is also used as a means of mitigating exposure, in particular to aggregations of catastrophe risk. Specific examples are as follows:

•	Accident and health insurance. Potential exposure to concentrations of claims arising from isolated events, such as earthquakes or a pandemic, are mitigated by the purchase of catastrophe reinsurance.

•	Motor insurance. Reinsurance protection is arranged to avoid excessive exposure to larger losses, particularly from personal injury claims.

•	Fire and other damage to property. Portfolios at risk from catastrophic losses are protected by reinsurance in accordance with information obtained from professional risk-modelling organisations.

     Although reinsurance provides a means of managing insurance risk, such contracts expose the Group to counterparty risk, the risk of default by the reinsurer (see page 267).

     The following tables provide an analysis of HSBC’s insurance risk exposures by geographical region and by type of business. By definition, HSBC is not exposed to insurance risk on investment

Back to Contents

contracts, so they are not included in the insurance risk management analysis.

     Life business tends to be longer-term in nature than non-life business and frequently involves an element of savings and investment in the contract. Accordingly, separate tables are provided for life and non-life businesses, reflecting their distinctive risk characteristics. The life insurance risk table provides an analysis of insurance liabilities as the best

Analysis of life insurance risk – liabilities to policyholders
(Audited)

available overall measure of insurance exposure, because provisions for life contracts are typically set by reference to expected future cash outflows relating to the underlying policies. The table for non life business uses written premiums as the best available measure of risk exposure because policies are typically priced by reference to the risk being underwritten.

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Life (non-linked)
Insurance contracts with DPF[1]	1,015	11,213	216	–	–	12,444
Credit life	252	–	–	65	–	317
Annuities	379	–	28	805	1,363	2,575
Term assurance and other long-term contracts	1,316	107	99	136	376	2,034

Total life (non-linked)	2,962	11,320	343	1,006	1,739	17,370
Life (linked)	1,548	2,276	310	–	1,933	6,067
Investment contracts with DPF[1,2]	17,732	–	34	–	–	17,766

Insurance liabilities to policyholders	22,242	13,596	687	1,006	3,672	41,203

At 31 December 2007
Life (non-linked)
Insurance contracts with DPF[1]	940	8,489	231	–	–	9,660
Credit life	235	–	–	82	–	317
Annuities	413	–	28	1,154	1,532	3,127
Term assurance and other long-term contracts	675	74	85	125	307	1,266

Total life (non-linked)	2,263	8,563	344	1,361	1,839	14,370
Life (linked)	1,720	2,019	467	–	2,193	6,399
Investment contracts with DPF[1,2]	18,954	–	29	–	–	18,983

Insurance liabilities to policyholders	22,937	10,582	840	1,361	4,032	39,752

1	Insurance contracts and investment contracts with discretionary participation features (‘DPF’) can give policyholders the contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that may be a significant portion of the total contractual benefits, but whose amount and timing is determined by HSBC. These additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts.
2	Although investment contracts with DPF are financial investments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.

(Audited)

     The above table of liabilities to life insurance policyholders highlights that the most significant products are investment contracts with DPF issued in France, insurance contracts with DPF issued in Hong Kong and unit-linked contracts issued in Hong Kong, Latin America and Europe.

     The liabilities for long-term contracts are set by reference to a range of assumptions which include lapse and surrender rates, mortality and expense levels. These assumptions typically reflect each entity’s own experience. Economic assumptions, such as investment returns and interest rates, are usually based on market observable data. Changes in underlying assumptions affect the liabilities. The sensitivity of profit after tax and shareholders’ equity to changes in both economic and non-economic assumptions are considered below.

     Insurance risk arising from life insurance depends on the type of business, and varies considerably. The principal risks are mortality, morbidity, lapse, surrender and expense levels.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Insurance operations > Insurance risk

     The main contracts which generate exposure to mortality and morbidity risks are term assurance contracts and annuities. These risks are monitored on a regular basis, and are primarily mitigated by medical underwriting and by retaining the ability in certain cases to amend premiums in the light of experience. The risk associated with lapses and surrenders is generally mitigated by the application of surrender charges, though other management actions, such as managing the level of bonus payments to policyholders, may be taken. Expense risk is generally managed through pricing. The level of expenses in the contract will be one of the factors considered when setting premiums rates.

Analysis of non-life insurance risk – net written insurance premiums[1]
(Audited)
			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2008
Accident and health	14	155	5	3	27	204
Motor	350	15	14	–	273	652
Fire and other damage	150	26	3	4	22	205
Liability	–	14	4	–	34	52
Credit (non-life)	99	–	–	144	–	243
Marine, aviation and transport	–	11	4	–	24	39
Other non-life insurance contracts	49	28	–	15	29	121

Total net written insurance premiums	662	249	30	166	409	1,516

Net insurance claims incurred and movement in liabilities to policyholders	(553)	(121)	(13)	(98)	(176)	(961)

2007
Accident and health	27	132	5	–	25	189
Motor	369	15	10	–	224	618
Fire and other damage	178	23	7	2	19	229
Liability	–	12	3	8	34	57
Credit (non-life)	76	–	–	157	–	233
Marine, aviation and transport	–	12	4	–	18	34
Other non-life insurance contracts	30	24	–	30	24	108

Total net written insurance premiums	680	218	29	197	344	1,468

Net insurance claims incurred and movement in liabilities to policyholders	(598)	(90)	(10)	(79)	(151)	(928)

2006
Accident and health	26	97	5	–	10	138
Motor	185	15	13	–	157	370
Fire and other damage	221	22	5	2	9	259
Liability	1	13	2	8	24	48
Credit (non-life)	264	–	–	173	–	437
Marine, aviation and transport	1	11	3	–	12	27
Other non-life insurance contracts	13	24	–	37	20	94

Total net written insurance premiums	711	182	28	220	232	1,373

Net insurance claims incurred and movement in liabilities to policyholders	(451)	(76)	(11)	(79)	(111)	(728)

1	Net written insurance premiums represent gross written premiums less gross written premiums ceded to reinsurers.

(Audited)

     The above table of non-life net written insurance premiums provides an overall summary of the non-life insurance activity of the Group. Motor business is written predominantly in Europe and Latin America and represented the largest class of non-life business in 2008. Fire and other damage to property business is written in all major markets, most significantly in Europe. Credit non-life insurance, which is originated in conjunction with the provision of loans, is concentrated in the US and Europe.

     The main risks associated with non-life business are underwriting risk and claims experience risk. Underwriting risk is the risk that HSBC does not charge premiums appropriate to the cover provided and claims experience risk is the risk that portfolio experience is worse than expected. HSBC manages these risks through pricing (for example, imposing

Back to Contents

restrictions and deductibles in the policy terms and conditions), product design, risk selection, claims handling, investment strategy and reinsurance policy. The majority of non-life insurance contracts are renewable annually and the underwriters have the right to refuse renewal or to change the terms and conditions of the contract at that time.

Balance sheet of insurance manufacturing subsidiaries by type of contract
(Audited)

A principal tool used by HSBC to manage its exposure to insurance risk, in particular for life insurance contracts, is asset and liability matching. Models are used to assess the effect of a range of future scenarios on the values of financial assets and associated liabilities, and ALCOs employ the outcomes in determining how the assets and liabilities should be matched. The scenarios include stresses applied to factors which affect insurance risk such as mortality and lapse rates. Of particular importance is the need to match the expected pattern of cash inflows with the benefits payable on the underlying contracts, which can extend for many years. The table below shows the composition of assets and liabilities and demonstrates that there were sufficient assets to cover the liabilities to policyholders at the end of 2008. It may not always be possible to achieve a complete matching of asset and liability durations, partly because there is uncertainty over policyholder behaviour, which introduces uncertainty over the receipt of all future premiums and the timing of claims, and partly because the duration of liabilities may exceed the duration of the longest available dated fixed interest investments. In an environment where interest rates and yield curves are falling, insurance operations are exposed to re-investment risk as higher yielding assets held in the portfolio mature and are replaced with lower yielding assets. Given the objective to hold rather than trade investments, the current portfolio of assets includes debt securities issued at a time when coupon rates were higher than those observed in the current market. As a result, the current yield of the debt securities exceeds that which may be obtained on current issues. Management action has been taken in relation to certain participating contracts to reduce short-term bonus rates paid to policyholders to manage the immediate strain on the business. Should interest rates and yield curves stay low for prolonged periods, further management actions may be needed.

	Insurance contracts						Investment contracts

	Contracts			Term			Contracts
	with	Unit-	Annu-	assur-			with		Unit-		Other
	DPF	linked	ities	ance	[1]	Non-life	DPF	[2]	linked	Other	assets	[3]	Total
	US$m	US$m	US$m	US$m		US$m	US$m		US$m	US$m	US$m		US$m
At 31 December 2008
Financial assets:
– trading assets	–	–	–	–		35	–		–	–	4		39
– financial assets designated at fair value	959	4,738	457	496		52	4,597		5,525	1,481	1,970		20,275
– derivatives	27	3	–	26		–	60		170	91	24		401
– financial investments	9,383	–	1,282	399		860	12,482		–	1,482	2,576		28,464
– other financial assets	1,967	400	639	1,288		1,106	173		443	685	2,110		8,811

Total financial assets	12,336	5,141	2,378	2,209		2,053	17,312		6,138	3,739	6,684		57,990
Reinsurance assets	6	956	311	320		430			–		60		2,083
PVIF[4]	–	–	–	–		–	–		–	–	2,033		2,033
Other assets and investment properties	121	3	32	71		257	459		55	54	935		1,987

Total assets	12,463	6,100	2,721	2,600		2,740	17,771		6,193	3,793	9,712		64,093

Liabilities under investment contracts designated at fair value	–	–	–	–		–	–		6,012	3,271	–		9,283
Liabilities under investment contracts carried at amortised cost	–	–	–	–		–	–		–	284	–		284
Liabilities under insurance contracts	12,444	6,067	2,575	2,351		2,480	17,766		–	–	–		43,683
Deferred tax	8	7	22	30		1	1		–	3	515		587
Other liabilities	–	–	–	–		–	–		–	–	2,679		2,679

Total liabilities	12,452	6,074	2,597	2,381		2,481	17,767		6,012	3,558	3,194		56,516
Total equity	–	–	–	–		–	–		–	–	7,577		7,577

Total equity and liabilities[5]	12,452	6,074	2,597	2,381		2,481	17,767		6,012	3,558	10,771		64,093

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Insurance operations > Insurance risk

Balance sheet of insurance manufacturing subsidiaries by type of contract (continued)
(Audited)

	Insurance contracts						Investment contracts

	Contracts						Contracts
	with	Unit-	Annu-	Term			with		Unit-		Other
	DPF	linked	ities	assurance	[1]	Non-life	DPF	[2]	linked	Other	assets	[3]	Total
	US$m	US$m	US$m	US$m		US$m	US$m		US$m	US$m	US$m		US$m
At 31 December 2007
Financial assets:
– trading assets	–	–	37	–		22	–		–	–	35		94
– financial assets
designated at fair value	3,424	5,799	610	559		130	6,210		12,379	1,610	2,992		33,713
– derivatives	2	52	–	–		1	78		250	3	30		416
– financial investments	4,518	–	1,265	328		1,071	12,305		–	1,526	2,939		23,952
– other financial assets	1,896	520	1,047	716		1,175	3		762	714	1,483		8,316

Total financial assets	9,840	6,371	2,959	1,603		2,399	18,596		13,391	3,853	7,479		66,491
Reinsurance assets	4	57	337	264		653	–		–	–	54		1,369
PVIF[4]	–	–	–	–		–	–		–	–	1,965		1,965
Other assets and investment properties	65	2	30	104		193	399		46	52	1,196		2,087

Total assets	9,909	6,430	3,326	1,971		3,245	18,995		13,437	3,905	10,694		71,912

Liabilities under investment contracts designated at fair value	–	–	–	–		–	–		12,725	3,328	–		16,053
Liabilities under investment contracts carried at amortised cost	–	–	–	–		–	–		–	312	–		312
Liabilities under insurance contracts	9,660	6,399	3,127	1,583		2,854	18,983		–	–	–		42,606
Deferred tax	–	7	3	22		3	–		6	–	582		623
Other liabilities	–	–	–	–		–	–		–	–	3,888		3,888

Total liabilities	9,660	6,406	3,130	1,605		2,857	18,983		12,731	3,640	4,470		63,482
Total equity	–	–	–	–		–	–		–	–	8,430		8,430

Total equity and liabilities[6]	9,660	6,406	3,130	1,605		2,857	18,983		12,731	3,640	12,900		71,912

1	Term assurance includes credit life insurance.
2	Although investment contracts with DPF are financial investments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.
3	Other assets comprise shareholder assets.
4	Present value of in-force long-term insurance contracts and investment contracts with DPF.
5	Does not include assets, liabilities and shareholders’ funds of associated insurance company, Ping An Insurance, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.
6	Does not include assets, liabilities and shareholders’ funds of associated insurance company, Ping An Insurance.

Back to Contents

     The table below shows the composition of assets and liabilities by region and demonstrates that there were sufficient assets to cover the liabilities to policyholders for each region at the end of 2008.

Balance sheet of insurance manufacturing subsidiaries by geographical region
(Audited)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Financial assets:
– trading assets	–	–	–	–	39	39
– financial assets designated at fair value	12,605	4,153	581	–	2,936	20,275
– derivatives	258	117	–	–	26	401
– financial investments	14,240	10,689	91	2,040	1,404	28,464
– other financial assets	4,143	2,906	289	585	888	8,811

Total financial assets	31,246	17,865	961	2,625	5,293	57,990
Reinsurance assets	920	1,004	20	13	126	2,083
PVIF[1]	845	905	81	–	202	2,033
Other assets and investment properties	933	400	9	354	291	1,987

Total assets	33,944	20,174	1,071	2,992	5,912	64,093

Liabilities under investment contracts designated at fair value	5,310	3,895	78	–	–	9,283
Liabilities under investment contracts carried at amortised cost	–	–	–	–	284	284
Liabilities under insurance contracts	23,752	13,873	745	1,237	4,076	43,683
Deferred tax	304	161	19	–	103	587
Other liabilities	2,184	190	42	11	252	2,679

Total liabilities	31,550	18,119	884	1,248	4,715	56,516
Total equity	2,394	2,055	187	1,744	1,197	7,577

Total equity and liabilities[2]	33,944	20,174	1,071	2,992	5,912	64,093

At 31 December 2007
Financial assets:
– trading assets	–	–	–	–	94	94
– financial assets designated at fair value	22,824	6,733	796	–	3,360	33,713
– derivatives	410	5	–	1	–	416
– financial investments	13,805	6,251	78	2,425	1,393	23,952
– other financial assets	3,345	3,259	197	653	862	8,316

Total financial assets	40,384	16,248	1,071	3,079	5,709	66,491
Reinsurance assets	1,095	48	28	83	115	1,369
PVIF[1]	892	810	65	–	198	1,965
Other assets and investment properties	787	926	7	52	315	2,087

Total assets	43,158	18,032	1,171	3,214	6,337	71,912

Liabilities under investment contracts designated at fair value	11,720	4,285	48	–	–	16,053
Liabilities under investment contracts carried at amortised cost	–	–	–	–	312	312
Liabilities under insurance contracts	24,788	10,843	903	1,652	4,420	42,606
Deferred tax	371	143	12	–	97	623
Other liabilities	3,392	193	28	18	257	3,888

Total liabilities	40,271	15,464	991	1,670	5,086	63,482
Total equity	2,887	2,568	180	1,544	1,251	8,430

Total equity and liabilities[3]	43,158	18,032	1,171	3,214	6,337	71,912

1	Present value of in-force long-term insurance contracts and investment contracts with DPF.
2	Does not include assets, liabilities and shareholders’ funds of associated insurance company, Ping An Insurance, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.
3	Does not include assets, liabilities and shareholders’ funds of associated insurance company, Ping An Insurance.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Insurance operations > Financial risks > Market risk

Financial risks
(Audited)

HSBC’s insurance businesses are exposed to a range of financial risks, including market risk, credit risk and liquidity risk. Market risk includes interest rate risk, equity risk and foreign exchange risk. The nature and management of these risks is described below.

     Manufacturing subsidiaries are exposed to financial risks, for example, when the proceeds from financial assets are not sufficient to fund the obligations arising from non-linked insurance and investment contracts. Certain insurance-related activities undertaken by HSBC subsidiaries such as insurance broking, insurance management (including captive management) and the administration and intermediation of insurance, pensions and annuities are exposed to financial risks, but not to a significant extent.

     Risk management procedures which reflect local market conditions and regulatory requirements may be implemented by HSBC’s insurance manufacturing subsidiaries in addition to policies provided for Group-wide application through the Group Instruction Manuals. In many jurisdictions, local regulatory requirements prescribe the type, quality and concentration of assets that these subsidiaries must maintain to meet insurance liabilities. Within each subsidiary, ALCOs are responsible for ensuring that exposures to financial risks remain within local requirements and risk mandates (as agreed with Group Insurance Head Office), and ensure compliance with the control framework established centrally through the Group Instruction Manuals.

     The following table analyses the assets held in HSBC’s insurance manufacturing subsidiaries at 31 December 2008 by type of contract, and provides a view of the exposure to financial risk:

Financial assets held by insurance manufacturing subsidiaries
(Audited)

	At 31 December 2008

	Life linked		Life non-linked		Non-life		Other
	contracts	[1]	contracts	[2]	insurance	[3]	assets	[4]	Total	[5]
	US$m		US$m		US$m		US$m		US$m
Trading assets
Debt securities	–		–		35		4		39

Financial assets designated at fair value
Treasury bills	31		197		–		8		236
Debt securities	4,091		3,109		52		1,625		8,877
Equity securities	6,141		4,684		–		337		11,162

	10,263		7,990		52		1,970		20,275

Financial investments
Held-to-maturity:
Debt securities	–		10,411		170		510		11,091

Available-for-sale:
Treasury bills	–		4		130		128		262
Other eligible bills	–		–		272		126		398
Debt securities	–		14,602		254		1,596		16,452
Equity securities	–		11		34		216		261

	–		14,617		690		2,066		17,373

Derivatives	173		204		–		24		401
Other financial assets[6]	843		4,752		1,106		2,110		8,811

	11,279		37,974		2,053		6,684		57,990

Back to Contents

	At 31 December 2007

	Life linked		Life non-linked		Non-life		Other
	contracts	[1]	contracts	[2]	insurance	[3]	assets	[4]	Total	[7]
	US$m		US$m		US$m		US$m		US$m
Trading assets
Debt securities	–		37		22		35		94

Financial assets designated at fair value
Treasury bills	51		–		96		34		181
Debt securities	7,741		3,591		28		2,272		13,632
Equity securities	10,386		8,822		6		686		19,900

	18,178		12,413		130		2,992		33,713

Financial investments
Held-to-maturity:
Treasury bills	–		–		–		–		–
Debt securities	–		6,253		144		408		6,805

	–		6,253		144		408		6,805

Available-for-sale:
Treasury bills	–		2		126		130		258
Other eligible bills	–		–		176		172		348
Debt securities	–		13,677		563		2,065		16,305
Equity securities	–		10		62		164		236

	–		13,689		927		2,531		17,147

Derivatives	302		83		1		30		416
Other financial assets[6]	1,282		4,376		1,175		1,483		8,316

	19,762		36,851		2,399		7,479		66,491

1	Comprise life linked insurance contracts and linked long-term investment contracts.
2	Comprise life non-linked insurance contracts and non-linked long-term investment contracts.
3	Comprises non-life insurance contracts.
4	Comprise shareholder assets.
5	Does not include financial assets of associated insurance company, Ping An Insurance.
6	Comprise mainly loans and advances to banks, cash and intercompany balances with other non-insurance legal entities.
7	Does not include financial assets of insurance manufacturing associate, Ping An Insurance.

     The table demonstrates that for linked contracts, HSBC typically designates assets at fair value. For non-linked contracts, the classification of the assets is driven by the nature of the underlying contract.

     The table also shows that approximately 62.9 per cent of financial assets was invested in debt securities at 31 December 2008 (2007: 55.4 per cent) with 19.7 per cent (2007: 30.3 per cent) invested in equity securities.

     In life linked insurance, premium income less charges levied is invested in a portfolio of assets. HSBC manages the financial risks of this product on behalf of the policyholders by holding appropriate assets in segregated funds or portfolios to which the liabilities are linked. Typically, HSBC retains some exposure to market risk as the market value of the linked assets influences the fees charged by HSBC and thereby affects the recoverability of expenses incurred by the Group in managing the product. The assets held to support life linked liabilities represented 19.4 per cent of the total financial assets of HSBC’s insurance manufacturing subsidiaries at the end of 2008 (2007: 29.7 per cent).

Market risk
(Audited)

Insurance and investment products manufactured by HSBC’s insurance manufacturing subsidiaries typically comprise features or combinations of features which may not be easily or exactly replicated by investments. Market risk arises when mismatches occur between product liabilities and the investment assets which back them; for example, mismatches between asset and liability yields and maturities give rise to interest rate risk.

Description of market risk
(Audited)

The main features of products manufactured by HSBC’s insurance manufacturing subsidiaries which generate market risk, and the market risk to which these features expose the subsidiaries, are discussed below.

     Long-term insurance or investment products may incorporate either one investment return guarantee or a combination thereof, divided into the following categories:

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Insurance operations > Financial risks > Market risk

•	annuities in payment;

•	deferred annuities: these consist of two phases – the savings and investing phase and the retirement income phase;

•	annual return: the annual return is guaranteed to be no lower than a specified rate. This may be the return credited to the policyholder every year, or the average annual return credited to the policyholder over the life of the policy, which may occur on the maturity date or the surrender date of the contract;

•	capital: policyholders are guaranteed to receive no less than the premiums paid plus declared bonuses less expenses; and

•	market performance: policyholders receive an investment return which is guaranteed to be within a prescribed range of average investment returns earned by predetermined market participants on the specified product.

     Subsidiaries manufacturing products with guarantees are usually exposed to falls in market interest rates as they result in lower yields on the assets supporting guaranteed investment returns payable to policyholders. In the current market environment, in which interest rates are falling, managing this risk is of increasing importance.

     The table below shows, in respect of each category of guarantee, the total liabilities to policyholders established for guaranteed products, the range of investment returns (net of operating costs) implied by the guarantees, and the range of current yields of the investment portfolios supporting the guarantees.

Liabilities to policyholders[1] (Audited)
	2008				2007

		Investment				Investment
		returns				returns
	Amount of	implied by		Current	Amount of	implied by		Current
	reserve	guarantee	[2]	yields	reserve	guarantee	[3]	yields
	US$m	%		%	US$m	%		%

Annuities in payment	744	0.0 – 11.5		6.5 – 28.0	716	0.0– 8.5		5.1 – 18.1
Deferred annuities	120	0.0 – 6.0		3.9 – 7.4	116	0.0– 6.0		3.8– 8.6
Deferred annuities	576	6.0 – 9.0		5.4 – 5.4	609	6.0– 9.0		5.7
Annual return	13,717	0.0 – 4.5		2.2 – 4.9	12,875	0.0– 4.5		3.2– 8.7
Annual return	302	4.5 – 6.0		3.4 – 7.3	352	4.5– 6.0		3.2– 8.5
Capital	13,346	0.0		2.0 – 4.3	11,311	0.0		3.8– 4.8
Market performance[4]	n/a	n/a		n/a	3,605	n/a		n/a

1	The table excludes contracts where the market risk is 100 per cent reinsured.
2	Excluding guarantees from associated insurance company, Ping An Insurance, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.
3	Excluding guarantees from associate insurance company, Ping An Insurance.
4	There is no specific investment return implied by market performance guarantees because the guarantees are expressed as lying within prescribed ranges of average market returns.

     A certain number of these products have been discontinued, including the US$576 million deferred annuity portfolio in HSBC Finance where, as highlighted in the above table, the current portfolio yield is less than the guarantee. On acquisition of this block of business by HSBC Finance, a provision was established to mitigate the shortfall in yields. There has been no further deterioration in the shortfall since acquisition. There are a limited number of additional contracts where the current portfolio yield is less than the guarantee implied by the contract.

     The proceeds from insurance and investment products with DPF are primarily invested in bonds with a proportion allocated to equity securities in order to provide customers with the potential for enhanced returns. Subsidiaries with portfolios of such products are exposed to the risk of falls in the market price of equity securities when they cannot be fully reflected in the discretionary bonuses. An increase in market volatility could also result in an increase in the value of the guarantee to the policyholder.

     Long-term insurance and investment products typically permit the policyholder to surrender the policy or let it lapse at any time. When the surrender value is not linked to the value realised from the sale of the associated supporting assets, the subsidiary is exposed to market risk. In particular, when customers seek to surrender their policies when asset values are falling, assets may have to be sold at a loss to fund redemptions.

     A subsidiary holding a portfolio of long-term insurance and investment products, especially with

Back to Contents

DPF, may attempt to reduce exposure to its local market by investing in assets in countries other than that in which it is based. These assets may be denominated in currencies other than the subsidiary’s local currency. It is often not cost effective for the subsidiary to hedge the foreign exchange exposure associated with these assets, and this exposes it to the risk that its local currency will strengthen against the currency of the related assets.

     For unit-linked contracts, market risk is substantially borne by the policyholder, but HSBC typically remains exposed to market risk as the market value of the linked assets influences the fees HSBC earns for managing them.

How the risks are managed
(Audited)

HSBC’s insurance manufacturing subsidiaries manage market risk by using some or all of the following techniques, depending on the nature of the contracts they write:

•	for products with DPF, adjusting bonus rates to manage the liabilities to policyholders. Bonus rates are managed by regularly evaluating their sustainability. The effect is that a portion of the market risk is borne by the policyholder;

•	as far as possible, matching assets to liabilities. For example, for products with annual return or capital guarantees, HSBC invests in bonds which produce returns at least equal to the investment returns implied by the guarantees;

•	using derivatives in a limited number of instances;

•	when designing new products with investment guarantees, evaluating the cost of the guarantee and considering this cost when determining the level of premiums or the price structure;

•	periodically reviewing products identified as higher risk, which contain guarantees and embedded optionality features linked to savings and investment products. The scope of the review would include pricing, risk management and profitability (a control introduced during 2008). Guaranteed products which expose the Group to risk beyond the levels deemed acceptable in any of these categories are either altered or are no longer offered to customers;

•	including features designed to mitigate market risk in new products, such as charging surrender penalties to recoup losses incurred when policyholders surrender their policies; and
•	exiting, to the extent possible, investment portfolios whose risk is considered unacceptable – for example, by implementing asset reallocation strategies in order to manage risk exposures.

     During 2008, the credit, market and liquidity risk functions in Group Insurance Head Office were strengthened by the creation of two new positions, Chief Credit Officer and Chief Market and Liquidity Risk Officer, both reporting to the Chief Risk Officer. Also, due diligence procedures were enhanced during the current lower yield environment to more critically assess embedded risk in respect of new products, for example, those including options and guarantees within the contract. When such product features are identified, the product proposal is reviewed by Group Insurance Head Office to ensure that the key risks are identified and that the related risk management procedures are adequate. The frequency with which management reviews certain exposures is increased in markets demonstrating increasing volatility to ensure that any matters arising are dealt with in a timely fashion.

     Each insurance manufacturing subsidiary is required to have a market risk mandate which specifies the investment instruments in which it is permitted to invest and the maximum quantum of market risk which it is permitted to retain. It is the responsibility of the subsidiary’s ALCO and the Market and Liquidity Risk Committee (subcommittee to the Group Insurance Risk Committee) to ensure that each mandate is consistent with local regulations. All mandates are reviewed and agreed annually by Group Insurance Head Office, and aggregate limits are approved by the Risk Management Meeting of GMB. During 2008, market risk mandates were enhanced in some of the major insurance subsidiaries by introducing stop loss limits and management action limits designed to control risk in certain portfolios.

How the exposures to risks are measured
(Audited)

HSBC’s insurance manufacturing subsidiaries monitor exposures against mandated limits regularly and report these quarterly to Group Insurance Head Office. Exposures are aggregated and reported to senior risk management forums in the Group, including the Group Insurance Market and Liquidity Risk Committee, Group Insurance Risk Committee and the Group Stress Test Review Group.

     The standard measures used to quantify the market risks are as follows:

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Insurance operations > Financial risks > Market risk / Credit risk

•	for interest rate risk, the sensitivities of the net present values of asset and expected liability cash flows, in total and by currency, to a one basis point parallel upward shift in the discount curves used to calculate the net present values;

•	for equity price risk, the total market value of equity holdings and the market value of equity holdings by region and country; and

•	for foreign exchange risk, the total net short foreign exchange position and the net foreign exchange positions by currency.

     Although these measures are relatively straightforward to calculate and aggregate, there are limitations with them. The most significant limitation is that a parallel shift in yield curves of one basis point does not capture the non-linear relationships between the values of certain assets and liabilities and interest rates. Non-linearity arises, for example, from investment return guarantees and certain product features such as the ability of policyholders to surrender their policies. If the yields on investments held to support contracts with guarantees are less than the investment returns implied by the guarantees, shortfalls will be to the account of HSBC.

     HSBC recognises these limitations and augments its standard measures with stress tests which examine the effect of a range of market rate scenarios on the aggregate annual profits and total equity of the insurance manufacturing subsidiaries.

HSBC’s insurance manufacturing subsidiaries report the results of their stress tests every quarter to Group Insurance Head Office, where the reports are consolidated and reviewed by the Group Insurance Market and Liquidity Risk Meeting and the Group Stress Test Review Group.

     HSBC’s insurance manufacturing subsidiaries identify the assets and liabilities in their financial statements whose values are sensitive to each category of market risk and revalue them at various market rates. The outcome of the exercise is expressed in terms of the effect on profit for the year and total equity under the stress-tested assumptions, after taking into consideration tax and accounting treatments where material and relevant.

     The following table illustrates the effect on the aggregated profit for the year and total equity under various interest rate, equity price, foreign exchange rate and credit spread scenarios. Where appropriate, the impact of the stress on the PVIF is included in the results of the stress tests. The relationship between the values of certain assets and liabilities and the risk factors may be non-linear and, therefore, the results disclosed cannot be extrapolated to measure sensitivities to different levels of stress. The sensitivities are stated before allowance for the effect of management actions which may mitigate changes in market rates, and for any factors such as policyholder behaviour that may change in response to changes in market risk.

Sensitivity of HSBC’s insurance subsidiaries to risk factors
(Audited)

	2008		2007

	Effect on	Effect on	Effect on	Effect on
	profit for	total	profit for	total
	the year	equity	the year	equity
	US$m	US$m	US$m	US$m

+ 100 basis points parallel shift in yield curves	94	(13)	67	(29)
– 100 basis points parallel shift in yield curves	(82)	24	(71)	49
10 per cent increase in equity prices	10	10	147	151
10 per cent decrease in equity prices	(12)	(12)	(145)	(149)
10 per cent increase in US dollar exchange rate compared to all currencies	28	29	12	12
10 per cent decrease in US dollar exchange rate compared to all currencies	(28)	(29)	(12)	(12)
Sensitivity to credit spread increases	(73)	(134)	(15)	(30)

Back to Contents

     The sensitivity of the net profit after tax of HSBC’s insurance subsidiaries to the effects of increases in credit spreads is a fall of US$73 million (2007: US$15 million fall). The sensitivity is consistent with the other sensitivities noted above, and is calculated using simplified assumptions based on a one-day movement in credit spreads over a two-year period. A confidence level of 99 per cent, consistent with the Group’s VAR, has been applied. The effect of movements in credit spreads became more significant in 2008 due to increased volatility in credit spreads.

Credit risk
(Audited)

Credit risk can give rise to losses through default and can lead to volatility in income statement and balance sheet figures through movements in credit spreads, principally on the US$33.2 billion (2007: US$29.8 billion) non-linked bond portfolio. The exposure of the income statement to the effect of changes in credit spreads is small (see the table on page 266). 49 per cent of the financial assets held by insurance subsidiaries are classified as either held to maturity or available for sale, and consequently any changes in the fair value of these financial investments, absent impairment, would have no impact on the profit after tax.

     HSBC sells certain unit-linked life insurance contracts which are reinsured with a third-party. These insurance contracts include market return guarantees which are underwritten by the third-party. HSBC is exposed to credit risk to the extent that the third-party (the counterparty) is unable to meet the terms of the guarantees. As highlighted in ‘Market Risk’ above, the cost to the Group of market return guarantees increases when interest rates fall, equity markets fall or market volatility increases. In addition, when determined by reference to a discounted cash flow model in which the discount rate is based on current interest rates, guarantee costs increase in a falling interest rate environment. As a consequence of the rise in these costs, the Group’s counterparty exposure to the guarantees under the reinsurance agreement at 31 December 2008 was greater than at 31 December 2007. During 2008, sales of these contracts ceased, reflecting the adjusted risk appetite of the business.

     The exposure to credit risk products and the management of the risks associated with credit protection products are included in the description of life and non-life insurance risk on pages 257 to 258. HSBC’s insurance manufacturing subsidiaries are responsible for the credit risk, quality and performance of their investment portfolios. Investment credit mandates and limits are set by the subsidiaries and approved by their local insurance ALCOs and Credit Risk functions before being submitted to Group Credit Risk for concurrence. The form and content of the mandates must accord with centrally set investment credit risk guidance regarding credit quality, industry sector concentration and liquidity restrictions, but allow for the inclusion of local regulatory and country-specific conditions. The assessment of the creditworthiness of issuers and counterparties is based primarily upon internationally recognised credit ratings and other publicly available information.

     Investment credit exposures are monitored against limits by the local insurance manufacturing subsidiaries, and are aggregated and reported to Group Credit Risk, the Group Insurance Credit Risk Meeting and the Group Insurance Risk Committee. Stress testing is performed by Group Insurance Head Office on the investment credit exposures using credit spread sensitivities and default probabilities. The stresses are reported to the Group Insurance Risk Committee.

     As noted above, under certain circumstances, the Group is able to dilute the effect of investment losses by sharing them with policyholders. However, when, for example, a contract includes a guarantee, losses which would result in a breach of the guaranteed benefits due to the policyholder are borne by the Group.

     In response to adverse credit market conditions, various initiatives were introduced during 2008 to better manage and report credit risk, including an Early Warning Report which is produced on a weekly basis to identify investments which may be at risk of future impairment. This report is circulated to senior management in Group Insurance Head Office and the Regional Chief Risk Officers, and risk reduction strategies are implemented when considered appropriate. Similarly, a watch list of investments with current credit concerns is circulated weekly.

Back to Contents
H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Insurance operations > Financial risks > Credit risk

Credit quality
(Audited)

The following table presents an analysis of treasury bills, other eligible bills and debt securities within HSBC’s insurance business by measures of credit quality. The definitions of the four credit quality classifications are included on page 217. Only assets supporting non-linked liabilities are included in the table as financial risk on assets supporting linked liabilities is predominantly borne by the policyholder. 93.7 per cent (2007: 88.7 per cent) of the assets included in the table are invested in investments rated as ‘Strong’.

Treasury bills, other eligible bills and debt securities in HSBC’s insurance subsidiaries
(Audited)

	Neither past due nor impaired

			Sub-
	Strong	Medium	standard	Impaired	[1]	Total
	US$m	US$m	US$m	US$m		US$m
At 31 December 2008
Supporting liabilities under non-linked insurance and investment contracts
Trading assets – debt securities	27	8	–			35
Financial assets designated at fair value	2,704	654	–			3,358
– treasury and other eligible bills	197	–	–			197
– debt securities	2,507	654	–			3,161
Financial investments	24,881	913	45	4		25,843
– treasury and other similar bills	404	2	–	–		406
– debt securities	24,477	911	45	4		25,437

	27,612	1,575	45	4		29,236

Supporting shareholders’ funds[2]
Trading assets – debt securities	4	–	–			4
Financial assets designated at fair value	1,502	131	–			1,633
– treasury and other eligible bills	8	–	–			8
– debt securities	1,494	131	–			1,625
Financial investments	2,033	228	99	–		2,360
– treasury and other similar bills	245	7	2	–		254
– debt securities	1,788	221	97	–		2,106

	3,539	359	99	–		3,997

Total[3]
Trading assets – debt securities	31	8	–			39
Financial assets designated at fair value	4,206	785	–			4,991
– treasury and other eligible bills	205	–	–			205
– debt securities	4,001	785	–			4,786
Financial investments	26,914	1,141	144	4		28,203
– treasury and other similar bills	649	9	2	–		660
– debt securities	26,265	1,132	142	4		27,543

	31,151	1,934	144	4		33,233

Back to Contents
	Neither past due nor impaired

			Sub-
	Strong	Medium	standard	Total
	US$m	US$m	US$m	US$m
At 31 December 2007
Supporting liabilities under non-linked insurance and investment contracts
Trading assets – debt securities	–	59	–	59
Financial assets designated at fair value	2,748	967	–	3,715
– treasury and other eligible bills	–	96	–	96
– debt securities	2,748	871	–	3,619
Financial investments	19,352	1,575	14	20,941
– treasury and other similar bills	290	14	–	304
– debt securities	19,062	1,561	14	20,637

	22,100	2,601	14	24,715

Supporting shareholders’ funds[2]
Trading assets – debt securities	–	35	–	35
Financial assets designated at fair value	1,833	473	–	2,306
– treasury and other eligible bills	–	34	–	34
– debt securities	1,833	439	–	2,272
Financial investments	2,537	233	5	2,775
– treasury and other similar bills	290	7	5	302
– debt securities	2,247	226	–	2,473

	4,370	741	5	5,116

Total[4]
Trading assets – debt securities	–	94	–	94
Financial assets designated at fair value	4,581	1,440	–	6,021
– treasury and other eligible bills	–	130	–	130
– debt securities	4,581	1,310	–	5,891

Financial investments	21,889	1,808	19	23,716
– treasury and other similar bills	580	21	5	606
– debt securities	21,309	1,787	14	23,110

	26,470	3,342	19	29,831

1	Impairment is not measured for debt securities held in trading portfolios or designated at fair value, as assets in such portfolios are managed according to movements in fair value, and the fair value movement is taken directly through the income statement. Consequently, all such balances are reported under ‘neither past due nor impaired’.
2	Shareholders’ funds comprise solvency and unencumbered assets.
3	Does not include treasury bills, other eligible bills and debt securities held by associated insurance company, Ping An Insurance, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.
4	Does not include treasury bills, other eligible bills and debt securities held by insurance manufacturing associate, Ping An Insurance.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Insurance operations > Credit risk / Liquidity risk

Issuers of treasury bills, other eligible bills and debt securities in HSBC’s insurance subsidiaries
(Audited)

	Treasury	Other eligible	Debt
	bills	bills	securities	Total
	US$m	US$m	US$m	US$m
At 31 December 2008
Governments	467	24	6,109	6,600
Local authorities	–	–	525	525
Asset-backed securities	–	–	14	14
Corporates and other	–	374	25,720	26,094

	467	398	32,368	33,233

At 31 December 2007
Governments	388	–	7,140	7,528
Local authorities	–	–	175	175
Asset-backed securities	–	–	201	201
Corporates and other	–	348	21,579	21,927

	388	348	29,095	29,831

(Audited)

     Credit risk also arises when part of the insurance risk incurred by HSBC is assumed by reinsurers. The credit risk exposure to reinsurers is monitored by Group Insurance Head Office and is reported quarterly to the Group Insurance Risk Committee and the Group Insurance Credit Risk Meeting.

     The split of liabilities ceded to reinsurers and outstanding reinsurance recoveries, analysed by Standard & Poor’s reinsurance credit rating data or their equivalent, is shown below. The Group’s exposure to third parties under the reinsurance agreement described in the Credit Risk section above is included in this table.

Reinsurers’ share of liabilities under insurance contracts
(Audited)

	Neither past due nor impaired		Past due
			but not
	Strong	Medium	impaired	Total
	US$m	US$m	US$m	US$m
At 31 December 2008
Linked insurance contracts	9	947	–	956
Non-linked insurance contracts	1,001	62	4	1,067

Total[1]	1,010	1,009	4	2,023

Reinsurance debtors	30	20	10	60

At 31 December 2007
Linked insurance contracts	35	22	–	57
Non-linked insurance contracts	998	257	3	1,258

Total[2]	1,033	279	3	1,315

Reinsurance debtors	37	9	8	54

1	Does not include reinsurers’ share of liabilities under insurance contracts and reinsurance debtors of associated insurance company, Ping An Insurance, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.
2	Does not include reinsurers’ share of liabilities under insurance contracts and reinsurance debtors of insurance manufacturing associate, Ping An Insurance.

Back to Contents

Liquidity risk
(Audited)

It is an inherent characteristic of almost all insurance contracts that there is uncertainty over the amount of claims liabilities that may arise, and the timing of their settlement and this leads to liquidity risk.

     To fund the cash outflows arising from claims liabilities, HSBC’s insurance manufacturing subsidiaries primarily utilise liquidity from the following sources:

•	cash inflows arising from premiums from new business, policy renewals and recurring premium products;

•	cash inflows arising from interest and dividends on investments and principal repayments of maturing debt investments;

•	cash resources; and

•	cash inflows from the sale of investments.

     HSBC’s insurance manufacturing subsidiaries manage liquidity risk by utilising some or all of the following techniques:

•	matching cash inflows with expected cash outflows using specific cash flow projections or more general asset and liability matching techniques such as duration matching;

•	maintaining sufficient cash resources;

•	investing in good credit-quality investments with deep and liquid markets to the degree to which they exist;

•	monitoring investment concentrations and restricting them where appropriate, for example, by debt issues or issuers; and
•	establishing committed contingency borrowing facilities.

     Every quarter, HSBC’s insurance manufacturing subsidiaries are required to complete and submit liquidity risk reports to Group Insurance Head Office for collation and review by the Group Insurance Market and Liquidity Risk Meeting. Liquidity risk is assessed in these reports by measuring changes in expected cumulative net cash flows under a series of stress scenarios designed to determine the effect of reducing expected available liquidity and accelerating cash outflows. This is achieved by, for example, assuming new business or renewals are lower, and surrenders or lapses are greater, than expected.

     The following tables show the expected undiscounted cash flows for insurance contract liabilities and the remaining contractual maturity of investment contract liabilities at 31 December 2008. As indicated in the analyses of life and non-life insurance risks on pages 257 to 258, a significant proportion of the Group’s non-life insurance business is viewed as short term, with the settlement of liabilities expected to occur within one year of the period of risk. There is a greater spread of expected maturities for the life business where, in a large proportion of cases, the liquidity risk is borne in conjunction with policyholders (wholly in the case of unit-linked business).

     The profile of the expected maturity of the insurance contracts as at 31 December 2008 remained comparable with 2007.

Expected maturity of insurance contract liabilities
(Audited)

	Expected cash flows (undiscounted)

	Within 1 year	1-5 years	5-15 years	Over 15 years	Total
	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Non-life insurance	1,178	1,186	115	1	2,480
Life insurance (non-linked)	2,527	7,789	16,695	14,432	41,443
Life insurance (linked)	1,295	1,251	3,269	5,390	11,205

Total[1]	5,000	10,226	20,079	19,823	55,128

At 31 December 2007
Non-life insurance	1,337	1,352	164	1	2,854
Life insurance (non-linked)	1,887	5,310	15,986	13,269	36,452
Life insurance (linked)	507	1,894	3,644	5,014	11,059

Total[2]	3,731	8,556	19,794	18,284	50,365

1	Does not include insurance contracts issued by associated insurance company, Ping An Insurance, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.
2	Does not include insurance contracts issued by insurance manufacturing associate, Ping An Insurance.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Insurance operations > Financial risks > Liquidity risk // PVIF

Remaining contractual maturity of investment contract liabilities
(Audited)

	Liabilities under investment contracts by
	insurance underwriting subsidiaries

	Linked	Other	Investment
	investment	investment	contracts
	contracts	contracts	with DPF	Total
	US$m	US$m	US$m	US$m
At 31 December 2008
Remaining contractual maturity:
– due within 1 year	178	314	–	492
– due between 1 and 5 years	610	21	34	665
– due between 5 and 10 years	482	31	–	513
– due after 10 years	1,649	42	–	1,691
– undated[1]	3,093	3,147	17,732	23,972

Total[2]	6,012	3,555	17,766	27,333

At 31 December 2007
Remaining contractual maturity:
– due within 1 year	286	331	1	618
– due between 1 and 5 years	1,234	48	28	1,310
– due between 5 and 10 years	950	–	–	950
– due after 10 years	3,386	44	–	3,430
– undated[1]	6,869	3,217	18,954	29,040

Total[3]	12,725	3,640	18,983	35,348

1	In most cases, policyholders have the option to terminate their contracts at any time and receive the surrender values of their policies. These may be significantly lower than the amounts shown above.
2	Does not include investment contracts issued by associated insurance company, Ping An Insurance, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.
3	Does not include investment contracts issued by insurance manufacturing associate, Ping An Insurance.

Present value of in-force long-term insurance business
(Audited)

The HSBC life insurance business is accounted for using the embedded value approach which, inter alia, provides a comprehensive framework for the evaluation of insurance and related risks. The present value of the in-force long-term (‘PVIF’) asset at 31 December 2008 was US$2.0 billion (2007: US$2.0 billion). The present value of the shareholders’ interest in the profits expected to emerge from the book of in-force policies at 31 December can be stress-tested to assess the ability of the life business book to withstand adverse developments. A key feature of the life insurance business is the importance of managing the assets, liabilities and risks in a coordinated fashion rather than individually. This reflects the greater interdependence of these three elements for life insurance than is generally the case for non-life insurance.

     The following table shows the effect on the PVIF of reasonably possible changes in the main economic assumptions, namely the risk-free and risk discount rates, across all insurance manufacturing subsidiaries.

Sensitivity of PVIF to changes in economic assumptions
(Audited)

	PVIF at 31 December

	2008	2007
	US$m	US$m

+ 100 basis point shift in risk-free rate	179	195
– 100 basis point shift in risk-free rate	(100)	(232)
+ 100 basis point shift in risk discount rate	(109)	(95)
– 100 basis point shift in risk discount rate	122	106

     Due to certain characteristics of the contracts, the relationships may be non-linear and the results of the stress-testing disclosed above should not be extrapolated to higher levels of stress. In calculating the various scenarios, all assumptions are held stable except when testing the effect of the shift in the risk-free rate, when consequential changes to investment returns, risk discount rates and bonus rates are also incorporated. The sensitivities shown are before actions that could be taken by management to mitigate effects and before consequential changes in policyholder behaviour.

     The following table shows the movements recorded during the year in respect of total equity and PVIF of insurance operations:

Back to Contents

Movements in total equity and PVIF of insurance operations
(Audited)

	2008		2007

		Of which		Of which
	Total	includes:	Total	includes:
	equity	PVIF	equity	PVIF
	US$m	US$m	US$m	US$m

At 1 January	8,430	1,965	5,949	1,549
Value of new business written during the year[1]	452	452	380	380
Acquisitions of subsidiaries/portfolios	–	–	652	390
Movements arising from in-force business:
– expected return	(186)	(186)	(175)	(175)
– experience variances[2]	(36)	(36)	53	53
– change in operating assumptions	(7)	(7)	(86)	(86)
Investment return variances	(94)	(94)	–	–
Changes in investment assumptions	12	12	4	4
Return on net assets	(310)	–	1,235	–
Disposals of subsidiaries/portfolios	–	–	(250)	–
Exchange differences and other	(93)	(73)	(91)	(150)
Capital transactions	(591)	–	759	–

At 31 December	7,577	2,033	8,430	1,965

1	Value of net new business during the year is the present value of the projected stream of profits from the business.
2	Experience variances include the effect of the difference between demographic, expense and persistency assumptions used in the previous PVIF calculation and actual experience observed during the year.

Non-economic assumptions
(Audited)

The policyholder liabilities and PVIF are determined by reference to non-economic assumptions which include, for non-life manufacturers, claims costs and expense rates and, for life manufacturers, mortality and/or morbidity, lapse rates and expense rates. The table below shows the sensitivity of profit for the year to, and total equity at, 31 December 2008 to reasonably possible changes in these non-economic assumptions at that date across all insurance manufacturing subsidiaries, with comparatives for 2007.

     The cost of claims is a risk associated with non-life insurance business. An increase in claims costs would have a negative effect on profit. The main exposures to this scenario are in the UK, Hong Kong and Latin America.

     Mortality and morbidity risk is typically associated with life insurance contracts. The effect of an increase in mortality or morbidity on profit depends on the type of business being written. For a portfolio of term assurance contracts, an increase in mortality usually has a negative effect on profit as the number of claims increases. For a portfolio of annuity contracts, an increase in mortality rates typically has a positive effect on profit as the period over which the benefit is being paid to the policyholder is shortened. However, when an annuity contract includes life cover, the positive effect on profit of the increase in mortality may be offset by the benefits payable under the life insurance. The largest exposures to mortality and morbidity risk exist in France, Hong Kong and the UK.

     Sensitivity to lapse rates is dependent on the type of contracts being written. For insurance contracts, the cost of claims is funded by premiums received and income earned on the investment portfolio supporting the liabilities. For a portfolio of term assurance, an increase in lapse rates typically has a negative effect on profit due to the loss of future premium income on the lapsed policies. For a portfolio of annuity contracts, an increase in lapse rates has a positive effect on profit as the obligation to pay future benefits on the lapsed contracts is extinguished. France, Hong Kong and the UK are the sites which are most sensitive to a change in lapse rates.

     Expense rate risk is the exposure to a change in expense rates. To the extent that increased expenses cannot be passed on to policyholders, an increase in expense rates will have a negative impact on profits.

Back to Contents

Sensitivity analysis
(Audited)

	Effect on profit for the year			Effect on total equity
	to 31 December			at 31 December

	Life	Non-life	Total	Life	Non-life	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2008
20% increase in claims costs	–	(122)	(122)	–	(122)	(122)
20% decrease in claims costs	–	121	121	–	121	121
10% increase in mortality and/or morbidity rates	(28)	–	(28)	(28)	–	(28)
10% decrease in mortality and/or morbidity rates	30	–	30	30	–	30
50% increase in lapse rates	(96)	–	(96)	(96)	–	(96)
50% decrease in lapse rates	194	–	194	194	–	194
10% increase in expense rates	(42)	(9)	(51)	(42)	(9)	(51)
10% decrease in expense rates	41	9	50	41	9	50

2007
20% increase in claims costs	–	(138)	(138)	–	(138)	(138)
20% decrease in claims costs	–	138	138	–	138	138
10% increase in mortality and/or morbidity rates	(21)	–	(21)	(21)	–	(21)
10% decrease in mortality and/or morbidity rates	9	–	9	9	–	9
50% increase in lapse rates	(16)	–	(16)	(16)	–	(16)
50% decrease in lapse rates	61	–	61	61	–	61
10% increase in expense rates	(23)	(6)	(29)	(23)	(6)	(29)
10% decrease in expense rates	23	6	29	23	6	29

Capital management and allocation

Capital management (Audited)

HSBC’s capital management approach is driven by its strategy and organisational requirements, taking into account the regulatory, economic and commercial environment in which it operates. The Group’s strategy underpins HSBC’s Capital Management Framework which has been approved by the Group Management Board. It is HSBC’s policy to maintain a strong capital base to support the development of its business and to meet regulatory capital requirements at all times. Through its structured internal governance processes, HSBC also maintains discipline over its investment decisions and where it allocates its capital, seeking to ensure that returns on investment are appropriate after taking account of capital costs. In addition, the level of capital held by HSBC Holdings and certain subsidiaries, particularly HSBC Finance, is determined by rating targets.

     HSBC’s strategy is to allocate capital to businesses based on their economic profit generation and, within this process, regulatory and economic capital requirements and the cost of capital are key factors. The responsibility for global capital allocation principles and decisions rests with the Group Management Board. Stress testing is used as an important mechanism in understanding the sensitivities of the core assumptions in the capital plans to the adverse impact of extreme, but plausible, events. Stress testing allows senior management to formulate management action in advance of conditions starting to reflect the stress scenarios identified. The actual market stresses which occurred throughout the financial system in 2008 have been used to inform capital planning and further develop the stress scenarios employed by the Group. The Group has identified the following as being the material risks faced and managed through the Capital Management Framework; credit, market, operational, interest rate risk in the banking book, pension fund, residual and insurance risks. All of these risks pose a significantly greater challenge in severe downturn economic conditions and the management response to these risks has, correspondingly, been intensified.

     During 2008, with the Group now operating under Basel II, it targeted a tier 1 ratio within the range 7.5 to 9.0 per cent for the purposes of its long-term capital planning. In 2007, under the Basel I approach, HSBC managed its capital against a tier 1 ratio of 8.25 per cent. For 2009 onwards, in light of revised market expectations on capital strength and higher volatility of capital requirements resulting from procyclicality embedded within the Basel II rules, the upper end of the target tier 1 range is being

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Capital management and allocation > BaselII

extended to 10 per cent.

     HSBC’s capital management process continues to stress the advantages and flexibility afforded by a strong capital position and, through its policies, seeks to maintain a conservative stance with regard to equity leverage.

     The Capital Management Framework covers the different capital measures within which HSBC manages its capital in a consistent and aligned manner. These include market capitalisation, invested capital, economic capital and regulatory capital. HSBC defines invested capital as the equity capital invested in HSBC by its shareholders. Economic capital is the capital requirement calculated internally by HSBC deemed necessary to support the risks to which it is exposed, and is set at a confidence level consistent with a target credit rating of AA. Regulatory capital is the capital which HSBC is required to hold as determined by the rules established by the FSA for the consolidated Group and by HSBC’s local regulators for individual Group companies.

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

     Each subsidiary manages its own capital required to support planned business growth and meet local regulatory requirements within the context of the approved annual Group capital plan. As part of HSBC’s Capital Management Framework, capital generated in excess of planned requirements is returned to HSBC Holdings, normally by way of dividends.

     HSBC Holdings is primarily the provider of equity capital to its subsidiaries. These investments are substantially funded by HSBC Holdings’ own capital issuance and profit retentions. HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and that of its investment in subsidiaries.

Capital measurement and allocation
(Audited)

In June 2006, the Basel Committee on Banking Supervision published ‘International Convergence of Capital Measurement and Capital Standards’, known as Basel II. Basel II is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The Capital Requirements Directive (‘CRD’) implements Basel II in the EU and the FSA then gives effect to the CRD by including the requirements of the CRD in its own rulebooks.

     The FSA supervises HSBC on a consolidated basis and therefore receives information on the capital adequacy of, and sets capital requirements for, HSBC as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. Although HSBC calculates capital at a Group level using the Basel II framework, local regulators are at different stages of implementation and local rules may still be on a Basel I basis, notably in the US. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

HSBC’s capital is divided into two tiers:
•	Tier 1 capital comprises core equity tier 1 capital, non-innovative preference shares and innovative tier 1 securities. Core equity tier 1 capital comprises shareholders’ funds and minority interests in tier 1 capital, after adjusting for items reflected in shareholders’ funds which are treated differently for the purposes of capital adequacy. The book values of goodwill and intangible assets are deducted in arriving at core equity tier 1 capital.

•	Tier 2 capital comprises qualifying subordinated loan capital, allowable collective impairment allowances, minority and other interests in tier 2 capital and unrealised gains arising on the fair valuation of equity instruments held as available-for-sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

     Various limits are applied to elements of the capital base. The amount of innovative tier 1 securities cannot exceed 15 per cent of overall tier 1 capital, qualifying tier 2 capital cannot exceed tier 1 capital, and qualifying term subordinated loan capital cannot exceed 50 per cent of tier 1 capital.

Back to Contents

There are also limitations on the amount of collective impairment allowances which may be included as part of tier 2 capital. For regulatory purposes, banking associates are proportionally consolidated, rather than being recognised using the equity method used for financial reporting.

     The carrying amounts of investments in the capital of banks that exceed certain limits and the excess of expected losses over impairment allowances are deducted 50 per cent from each of tier 1 and tier 2 capital in the published disclosures. This also applies to deductions of investments in insurance subsidiaries and associates, but the FSA has granted a transitional provision, until 31 December 2012, under which those insurance investments that were acquired before 20 July 2006 may be deducted from the total of tier 1 and tier 2 capital instead. HSBC has elected to apply this transitional provision.

     The basis of calculating capital changed with effect from 1 January 2008 and the effect on both tier 1 capital and total capital is shown in the table below, ‘Capital Structure’. The Group’s capital base is reduced compared with Basel I by the extent to which expected losses exceed the total of individual and collective impairment allowances on IRB portfolios. These collective impairment allowances are no longer eligible for inclusion in tier 2 capital.

     For disclosure purposes, this excess of expected losses over total impairment allowances in IRB portfolios is deducted 50 per cent from core equity tier 1 and 50 per cent from tier 2 capital. In addition, a tax credit adjustment is made to tier 1 capital to reflect the tax consequences insofar as they affect the availability of tier 1 capital to cover risks or losses.

     Expected losses derived under Basel II rules represent losses that would be expected in the scenario of a severe downturn over a 12-month period. This definition differs from loan impairment allowances, which only address losses incurred within lending portfolios at the balance sheet date and are not permitted to recognise the additional level of conservatism that the regulatory measure requires by the adoption of through-the-cycle, downturn and stressed conditions that may not exist at the balance sheet date.

     The effect of deducting the difference between expected losses and total impairment allowances is to equate the total effect on capital with the regulatory definition of expected losses. As expected losses are based on long-term estimates and incorporate through-the-cycle considerations, they are expected to be less volatile than actual loss experience. The impact of this deduction, however, may vary from time to time as the accounting measure of impairment moves closer to or further away from the regulatory measure of expected losses.

     The FSA’s rules permit the inclusion of profits in tier 1 capital to the extent that they have been verified in accordance with the FSA’s General Prudential Sourcebook by the external auditor. Verification procedures covering profits for the year to 31 December 2008 were completed by the external auditor on 2 March 2009 and therefore these profits have been included in the Group’s tier 1 capital. Technically, from 1 January 2008, the FSA’s regulatory reporting forms defer the recognition of these profits in tier 1 capital until the conclusion of the external auditor’s procedures.

     Basel II provides three approaches of increasing sophistication to the calculation of pillar 1 credit risk capital requirements. The most basic, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties, and groups other counterparties into broad categories and applies standardised risk weightings to these categories. The next level, the internal ratings-based (‘IRB’) foundation approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of the probability that a counterparty will default (‘PD’), but with quantification of exposure at default (‘EAD’) and loss given default (‘LGD’) estimates being subject to standard supervisory parameters. Finally, the IRB advanced approach allows banks to use their own internal assessment of not only PD but also the quantification of EAD and LGD. The regulatory measure of expected losses is calculated by multiplying PD by EAD and LGD. The capital resources requirement under the IRB approaches is intended to cover unexpected losses and is derived from a formula specified in the regulatory rules, which incorporates these factors and other variables such as maturity and correlation.

     For credit risk, with FSA approval, HSBC has adopted the IRB advanced approach for the majority of its business with effect from 1 January 2008, with the remainder on either IRB foundation or standardised approaches. For consolidated group reporting, the FSA’s rules permit the use of other regulators’ standardised approaches where they are considered equivalent. The use of other regulators’ IRB approaches is subject to the agreement of the FSA. A rollout plan, over the next few years, is in place to extend coverage of the advanced approaches, for both local and consolidated Group

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Capital management and allocation

reporting, leaving a small residue of exposures on the standardised approach.

     Market risk is derived from fluctuations on trading book assets arising from changes in values, income, interest and foreign exchange rates and is measured using VAR models with FSA permission or the standard rules prescribed by the FSA. Counterparty credit risk in the trading book and the non-trading book is the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction. Three counterparty credit risk calculation approaches are defined by Basel II to determine exposure values, being the standardised, mark to market and the internal model method. These exposure values are then used to determine capital requirements using one of the credit risk approaches, standardised, IRB foundation and IRB advanced. Across the Group, HSBC uses both VAR and standard rules approaches for market risk and the mark to market and internal model method approaches for counterparty credit risk. It is the longer-term aim of HSBC to migrate more positions from standard rules to VAR for market risk and from mark to market to internal model method for counterparty credit risk.

     Basel II also introduces capital requirements for operational risk and, again, contains three levels of sophistication. The capital required under the basic indicator approach is a simple percentage of gross revenues, whereas under the standardised approach it is one of three different percentages of gross revenues allocated to each of eight defined business lines. Both these approaches use an average of the last three financial years’ revenues. Finally, the advanced measurement approach uses banks’ own statistical analysis and modelling of operational risk data to determine capital requirements. HSBC has adopted the standardised approach to the determination of Group operational risk capital requirements.

     The second pillar of Basel II (Supervisory Review and Evaluation Process – ‘SREP’) involves both firms and regulators taking a view on whether a firm should hold additional capital against risks not covered in pillar 1. Part of the pillar 2 process is the Internal Capital Adequacy Assessment Process (‘ICAAP’) which is the firm’s self assessment of the levels of capital that it needs to hold. The pillar 2 process culminates in the FSA providing firms with Individual Capital Guidance (‘ICG’). The ICG replaces the trigger ratio and is set as a capital resources requirement higher than that required under pillar 1.

     Pillar 3 of Basel II is related to market discipline and aims to make firms more transparent by requiring them to publish specific, prescribed details of their risks, capital and risk management under the Basel II framework. On 10 November 2008, HSBC published summary qualitative pillar 3 disclosures (‘Interim Pillar 3 Disclosures 2008’) for 30 June 2008 on the investor relations section of its website, www.hsbc.com. HSBC expects to publish the first full set of pillar 3 disclosures for 31 December 2008, including quantitative tables, during the first half of 2009.

     During 2007, HSBC was supervised under Basel I. Under Basel I, banking operations are categorised as either trading book or banking book and risk-weighted assets are determined accordingly. Banking book risk-weighted assets are measured by means of a hierarchy of risk weightings classified according to the nature of each asset and counterparty, taking into account any eligible collateral or guarantees. Banking book off-balance sheet items giving rise to credit, foreign exchange or interest rate risk are assigned weights appropriate to the category of the counterparty, taking into account any eligible collateral or guarantees. Trading book risk-weighted assets are determined by taking into account market-related risks such as foreign exchange, interest rate and equity position risks, and counterparty risk.

Back to Contents

Capital structure at 31 December
	2008	2007	2007
	Basel II	Basel II	Basel I
	Actual	Pro forma [1]	Actual
	US$m	US$m	US$m
	(Audited)	(Unaudited)	(Audited)
Composition of regulatory capital
Tier 1 capital
Shareholders’ equity[2]	93,591	128,160	128,160
Minority interests	6,638	7,256	7,256
Less:
Preference share premium	(1,405)	(1,405)	(1,405)
Preference share minority interests	(2,110)	(2,181)	(2,181)
Goodwill capitalised and intangible assets	(26,861)	(38,855)	(38,855)
Unrealised losses on available-for-sale debt securities[3]	21,439	2,445	2,445
Other regulatory adjustments[4,5]	(8,222)	(3,325)	(4,551)
50% of excess of expected losses over impairment allowances	(2,660)	(4,508)	–

Core equity tier 1 capital	80,410	87,587	90,869
Preference share premium	1,405	1,405	1,405
Preference share minority interests	2,110	2,181	2,181
Innovative tier 1 securities	11,411	10,512	10,512

Tier 1 capital	95,336	101,685	104,967

Tier 2 capital
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	1,726	4,393	4,393
Collective impairment allowances[6]	3,168	2,176	14,047
Perpetual subordinated debt	2,996	3,114	3,114
Term subordinated debt	41,204	37,658	37,658
Minority and other interests in tier 2 capital	300	300	300

Total qualifying tier 2 capital before deductions	49,394	47,641	59,512

Unconsolidated investments[7]	(9,613)	(11,092)	(11,092)
50% of excess of expected losses over impairment allowances	(2,660)	(4,508)	–
Other deductions	(997)	(747)	(747)

Total deductions other than from tier 1 capital	(13,270)	(16,347)	(11,839)

Total regulatory capital	131,460	132,979	152,640

Risk-weighted assets
(Unaudited)
Credit and counterparty risk	956,596	1,011,343	–
Market risk	70,264	45,840	–
Operational risk	121,114	107,466	–
Banking book	–	–	1,020,747
Trading book	–	–	103,035

Total	1,147,974	1,164,649	1,123,782

Capital ratios	%	%	%
(Unaudited)
Core equity tier 1 ratio	7.0	7.5	8.1
Tier 1 ratio	8.3	8.7	9.3
Total capital ratio	11.4	11.4	13.6

1	As Basel II rules were implemented across the Group, adjustments to the previously published 31 December 2007 pro forma risk- weighted assets were identified, amounting to US$35,198 million. The pro forma position at 31 December 2007 has been adjusted accordingly.
2	Includes externally verified profits for the year to 31 December 2008.
3	Under FSA rules, unrealised gains/losses on debt securities net of deferred tax must be excluded from capital resources.
4	Includes removal of the fair value gains and losses, net of deferred tax, arising from the credit spreads on debt issued by HSBC Holdings and its subsidiaries and designated at fair value.
5	Includes a tax credit adjustment in respect of the excess of expected losses over impairment allowances.
6	Under Basel II, only collective impairment allowances on loan portfolios on the standardised approach are included in tier 2 capital.
7	Mainly comprise investments in insurance entities.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Risk (continued)

Capital management and allocation > Capital structure / Movement in tier 1 / RWAs

Source and application of tier 1 capital
(Audited)
	2008	2007
	Basel II	Basel I
	US$m	US$m

Movement in tier 1 capital (Audited)
At 1 January	104,967	87,842
Changes to tier 1 capital arising from transition to pro forma Basel II basis[2]	(3,282)

Opening pro-forma tier 1 capital under Basel II rules[2]	101,685
Consolidated profits attributable to shareholders of the parent company	5,728	19,133
Dividends to shareholders	(11,301)	(10,241)
Add back: shares issued in lieu of dividends	3,593	4,351
Decrease/(increase) in goodwill and intangible assets deducted	11,994	(2,366)
Removal of own credit spread	(4,610)	(2,205)
Ordinary shares issued	470	477
Innovative tier 1 securities issued	2,133	–
Other (including exchange differences) [2]	(14,356)	7,976

At 31 December	95,336	104,967

Movement in risk-weighted assets (Unaudited)
At 1 January	1,123,782	938,678
Changes arising to risk-weighted assets from transition to pro forma Basel II basis[1]	40,867

Opening Basel II pro forma risk-weighted assets	1,164,649
Movements	(16,675)	185,104

At 31 December	1,147,974	1,123,782

1	As Basel II rules were implemented across the Group, adjustments to the previously published 31 December 2007 pro forma risk- weighted assets were identified, amounting to US$35,198 million. The pro forma position at 31 December 2007 has been adjusted accordingly.
2	Pro forma capital items as at 1 January 2008 are unaudited.

Movement in tier 1 capital
(Audited)

HSBC complied with the FSA’s capital adequacy requirements throughout 2008 and 2007. Opening tier 1 capital at 1 January 2008 was reduced by US$3.3 billion arising from the transition to Basel II. Profits attributable to shareholders of the parent company of US$5.7 billion included goodwill write-offs of US$10.6 billion and profits from own credit spread, net of deferred tax, of US$4.7 billion, neither of which impact regulatory capital. The resulting contribution to tier 1 capital was therefore US$11.6 billion. Dividends to shareholders of US$11.3 billion were partly offset by shares issued, including those issued in lieu of dividends, of US$4.1 billion and innovative tier 1 securities issued of US$2.1 billion. The strengthening US dollar caused foreign currency translation differences, mainly on the investment in non-US dollar subsidiaries, which reduced tier 1 capital by US$11.8 billion.

Movement in risk-weighted assets
(Unaudited)

Total RWAs increased by US$24 billion. The transition to Basel II at 1 January 2008 increased RWAs by US$41 billion, meaning that RWAs on a Basel II basis fell by US$17 billion during the year. Foreign exchange translation effects are estimated to have reduced RWAs by US$80 billion, again a result of the strengthening US dollar, particularly against sterling, resulting in an estimated underlying increase of US$63 billion. Of this underlying increase, US$26 billion was due to credit and counterparty risk RWAs, reflecting decreases in North America being more than offset by increases in both Europe and Asia. Market risk RWAs increased by US$24 billion primarily due to the impact of market volatility. Operational risk RWAs increased by US$13 billion because the three year averaging of gross revenues used in the calculation now includes revenues for 2008 in place of 2005.

Back to Contents

Risk-weighted assets by principal subsidiary
(Unaudited)

In order to give an indication of how HSBC’s capital is deployed, the table below analyses the disposition of risk-weighted assets by principal subsidiary. The risk-weighted assets are calculated using FSA rules and exclude intra-HSBC items.

Risk-weighted assets by principal subsidiary
(Unaudited)

	2008	2007
	Basel II	Basel I
	US$m	US$m

The Hongkong and Shanghai Banking Corporation	247,626	256,761
Hang Seng Bank	44,211	55,043
The Hongkong and Shanghai Banking Corporation and other subsidiaries	203,415	201,718

HSBC Bank	379,695	423,941
HSBC Private Banking Holdings (Suisse)	20,422	32,942
HSBC France	65,557	76,188
HSBC Bank and other subsidiaries	293,716	314,811

HSBC North America	373,955	336,998
HSBC Finance	187,660	135,757
HSBC Bank Canada	35,336	50,659
HSBC Bank USA and other subsidiaries	150,959	150,582

HSBC Mexico	21,037	18,513
HSBC Bank Middle East	35,217	25,226
HSBC Bank Malaysia	11,182	8,601
HSBC Brazil	30,851	27,365
HSBC Bank Panama	9,498	7,824
Bank of Bermuda	4,759	4,133
Other	34,154	14,420

	1,147,974	1,123,782

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance

Biographies > Directors

Corporate Governance Report

The information set out on pages 281 to 329 and information incorporated by reference constitutes the Corporate Governance Report of HSBC Holdings.
Directors

S K Green, Group Chairman

Age 60. An executive Director since 1998; Group Chief Executive from 2003 to 2006. Joined HSBC in 1982. Chairman of HSBC Bank plc and HSBC Private Banking Holdings (Suisse) SA. A Director of HSBC France, HSBC North America Holdings Inc. and The Hongkong and Shanghai Banking Corporation Limited. Executive Director, Corporate, Investment Banking and Markets from 1998 to 2003. Chairman of The British Bankers’ Association.

Mr Green is a career banker having joined The Hongkong and Shanghai Banking Corporation Limited in 1982 with responsibility for corporate planning activities. In 1992 he became Group Treasurer of HSBC Holdings plc, with responsibility for the HSBC Group’s treasury and capital markets businesses globally. He has worked in Hong Kong, New York, the Middle East and London and has immense international experience and knowledge of the HSBC Group.

M F Geoghegan, CBE, Group Chief Executive

Age 55. An executive Director since 2004. Joined HSBC in 1973. Chairman of the Group Management Board. Chairman of HSBC Bank USA, N.A., HSBC Bank Canada, HSBC Latin America Holdings (UK) Limited and HSBC USA Inc. Deputy Chairman of HSBC Bank plc. A Director of The Hongkong and Shanghai Banking Corporation Limited, and HSBC North America Holdings Inc. Chief Executive of HSBC Bank plc from 2004 to 2006. Responsible for all of HSBC’s business throughout South America from 2000 to 2003. President of HSBC Bank Brasil S.A. – Banco Múltiplo from 1997 to 2003.

Mr Geoghegan is a career banker with over 35 years’ international experience with HSBC. He has worked in the Americas, Asia, the Middle East and Europe. He established the Group’s operations in Brazil in 1997 following the creation of Banco HSBC Bamerindus S.A and in 2003 he was honoured with a CBE in recognition of his contribution to British business interests in Brazil.

†	S A Catz

Age 47. President and Chief Financial Officer of Oracle Corporation. A non-executive Director since 1 May 2008. Managing Director of Donaldson, Lufkin & Jenrette from 1997 to 1999. Joined Oracle in 1999 and appointed to the Board of Directors in 2001.

Ms Catz brings to the Board a background in international business leadership, having helped

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Biographies > Directors

transform Oracle into the second biggest producer of management software and the world’s leading supplier of software for information management.

†	M K T Cheung, GBS, OBE

Age 61. A non-executive Director since 1 February 2009. A non-executive Director of Hang Seng Bank Limited, HKR International Limited, Hong Kong Exchanges and Clearing Limited and Sun Hung Kai Properties Limited. A non-official member of the Executive Council of the Hong Kong Special Administrative Region, Chairman of the Airport Authority Hong Kong, Chairman of the Council of the Hong Kong University of Science and Technology and a Council Member of the Open University of Hong Kong. A Director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Limited. Chairman and Chief Executive Officer of KPMG Hong Kong from 1996 to 2003. Awarded the Gold Bauhinia Star by the Hong Kong Government in 2008.

Dr Cheung brings to the Board a wealth of experience in international business and financial accounting, particularly in Greater China and the wider Asian economy. He retired from KPMG Hong Kong in 2003 after more than 30 years distinguished service with the firm. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants in England and Wales.

V H C Cheng, GBS, OBE

Age 60. Chairman of The Hongkong and Shanghai Banking Corporation Limited. An executive Director since 1 February 2008. Joined HSBC in 1978. Appointed a Group General Manager in 1995 and a Group Managing Director in 2005. Chairman of HSBC Bank (China) Company Limited and HSBC Global Asset Management (Hong Kong) Limited and a non-executive Director of HSBC Bank Australia Limited and HSBC Bank (Vietnam) Limited. A Director of Great Eagle Holdings Limited and a Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Vice Chairman of the China Banking Association. Appointed a member of the National Committee of the 11th Chinese People’s Political Consultative Conference (‘CPPCC’), and a senior adviser to the 11th Beijing Municipal Committee of the CPPCC. A Director of Swire Pacific Limited from 2005 to January 2008. Awarded the Gold Bauhinia Star by the Hong Kong Government in 2005.
Mr Cheng is a career banker with extensive international business experience particularly in Asia. Mr Cheng was Chairman of the Process Review Panel for the Securities and Futures Commission and is Chairman of the Standing Committee on Directorate Salaries and Conditions of Service of the Hong Kong Government. He is also Vice President of the Hong Kong Institute of Bankers. From 1989 to 1991, he was seconded to the Hong Kong Government’s Central Policy Unit and served as an adviser to the Governor of Hong Kong.

†	J D Coombe

Age 63. Non-executive Chairman of Hogg Robinson Group plc. A non-executive Director since 2005. A member of the Group Audit Committee and of the Remuneration Committee. A non-executive Director of Home Retail Group plc. A trustee of the Royal Academy Trust. Former appointments include: executive Director and Chief Financial Officer of GlaxoSmithKline plc; member of the Supervisory Board of Siemens AG; Chairman of The Hundred Group of Finance Directors and a member of the Accounting Standards Board.

Mr Coombe brings to the Board a wealth of experience in international business, financial accounting and the pharmaceutical industry. As Chief Financial Officer of GlaxoSmithKline he had responsibility for the Group’s financial operations globally. He is a Chartered Accountant and is a Fellow of the Institute of Chartered Accountants in England and Wales.

†	J L Durán

Age 44. A non-executive Director of France Telecom. A non-executive Director since 1 January 2008. Chief Executive of Carrefour SA until 31 December 2008. Former appointments at Carrefour SA include: Chairman of its Management Board of Directors; Chief Financial Officer and Managing Director, Organisation and Systems.

Mr Durán brings to the Board a background in international finance, retail and consulting in developed and emerging markets. He joined Carrefour SA in 1991 and held a number of positions within Carrefour’s businesses in Spain, southern Europe and the Americas.

†	R A Fairhead

Age 47. Chairman, Chief Executive Officer and Director of Financial Times Group Limited. A non- executive Director since 2004. Chairman of the Group Audit Committee and a member of the Nomination Committee. A Director of Pearson plc

Back to Contents

and Chairman of Interactive Data Corporation. A non-executive Director of The Economist Newspaper Limited. Former appointments include: Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc; and Finance Director of Pearson plc.

Mrs Fairhead brings to the Board a wealth of experience in international industry, publishing, finance and general management. As the former Finance Director of Pearson plc she oversaw the day to day running of the finance function and was directly responsible for global financial reporting and control, tax and treasury. She has a Masters in Business Administration from the Harvard Business School.

D J Flint, CBE, Group Finance Director

Age 53. Joined HSBC as an executive Director in 1995. Chairman of HSBC Finance Corporation and a Director of HSBC North America Holdings Inc. A non-executive Director of BP p.l.c. and a member of the Consultative Committee of the Large Business Advisory Board of HM Revenue & Customs and the Business Government Forum on Tax and Globalisation. Co-Chairman of the Counterparty Risk Management Policy Group III. Chaired the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control. Served on the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board from 2001 to 2004. A former partner in KPMG.

Mr Flint has extensive financial experience particularly in banking, multinational financial reporting, treasury and securities trading operations. In 2006 he was honoured with a CBE in recognition of his services to the finance industry. He is a member of the Institute of Chartered Accountants of Scotland and the Association of Corporate Treasurers and he is a Fellow of The Chartered Institute of Management Accountants.

A A Flockhart, CBE

Age 57. Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited and Global Head of Commercial Banking. An executive Director since 1 May 2008. Joined HSBC in 1974. Appointed a Group Managing Director in 2006. Appointed Vice Chairman and a Director of HSBC Bank (Vietnam) Limited on 24 November 2008. A Director of Hang Seng Bank Limited, HSBC Bank Australia Limited, HSBC Bank (China) Company Limited and Chairman of HSBC Bank Malaysia Berhad. President and Group Managing Director

Latin America and the Caribbean from 2006 to July 2007. Chief Executive Officer, Mexico from 2002 to 2006. Senior Executive Vice-President, Commercial Banking, HSBC Bank USA, N.A. from 1999 to 2002. Managing Director of The Saudi British Bank from 1997 to 1999.

Mr Flockhart is a career banker, being an emerging markets specialist with over 30 years’ experience with HSBC across Latin America, the Middle East and Asia. In 2007 he was honoured with a CBE in recognition of his services to British business and charitable services and institutions in Mexico.

*	W K L Fung, SBS, OBE

Age 60. Group Managing Director of Li & Fung Limited. A non-executive Director since 1998. Chairman of the Corporate Sustainability Committee. Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited. A non-executive Director of Integrated Distribution Services Group Limited, Convenience Retail Asia Limited and an independent non-executive Director of Shui On Land Limited and VTech Holdings Limited. Former appointments include: non-executive Director of Bank of Communications; Chairman of the Hong Kong General Chamber of Commerce; the Hong Kong Exporters’ Association; and the Hong Kong Committee for the Pacific Economic Cooperation Council. Awarded the Silver Bauhinia Star by the Hong Kong Government in 2008.

Mr Fung brings to the Board 30 years’ experience in running a major international conglomerate specialising in supply chain management through the borderless manufacturing of global consumer products. During his leadership the family business of Li & Fung has become one of the largest trading companies in Hong Kong with over 80 offices worldwide.

S T Gulliver

Age 49. Chief Executive of Global Banking and Markets and HSBC Global Asset Management. An executive Director since 1 May 2008. Joined HSBC in 1980. Appointed a Group Managing Director in 2004. Chairman of HSBC France. A Director of HSBC Bank plc, HSBC North America Holdings Inc., HSBC Private Banking Holdings (Suisse) SA and The Hongkong and Shanghai Banking Corporation Limited. Deputy Chairman and member of the Supervisory Board of HSBC Trinkaus & Burkhardt AG. Co-Head of Global Banking and Markets from 2003 to 2006. Head of Global Markets

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Biographies > Directors

from 2002 to 2003. Head of Treasury and Capital Markets in Asia-Pacific from 1996 to 2002.

Mr Gulliver is a career banker with over 28 years’ international experience with HSBC. He has held a number of key roles in the Group’s operations worldwide, including in London, Hong Kong, Tokyo, Kuala Lumpur and the United Arab Emirates. Global Banking and Markets is the wholesale banking division of the Group with operations in more than 60 countries and territories.

†	J W J Hughes-Hallett, SBS

Age 59. Chairman of John Swire & Sons Limited. A non-executive Director since 2005. A member of the Group Audit Committee and of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1999 to 2004. A non-executive Director and former Chairman of Cathay Pacific Airways Limited and Swire Pacific Limited. A director of China Festival 2008. A trustee of the Dulwich Picture Gallery and the Esmée Fairbairn Foundation. A member of The Hong Kong Association, the Governing Body of the School of Oriental and African Studies, University of London and of the Governing Board of the Courtauld Institute of Art. Awarded the Silver Bauhinia Star by the Hong Kong Government in 2008.

Mr Hughes-Hallett brings to the Board a background in financial accounting and the management of a broad range of businesses in a number of international industries, including aviation, property, manufacturing and trading, in the United Kingdom, Far East and Australia. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

†	W S H Laidlaw

Age 53. Chief Executive Officer of Centrica plc. A non-executive Director since 1 January 2008. A member of the Remuneration Committee. Former appointments include: Executive Vice President of Chevron Corporation; independent non-executive Director of Hanson PLC; Chief Executive Officer of Enterprise Oil plc; and President and Chief Operating Officer of Amerada Hess Corporation.

Mr Laidlaw brings to the Board significant international experience, particularly in the energy sector, having had responsibility for businesses in four continents.
†	J R Lomax

Age 63. Former Deputy Governor, Monetary Stability, at the Bank of England and member of the Monetary Policy Committee. A non-executive Director since 1 December 2008. A member of the Group Audit Committee since 1 March 2009. A non-executive director of The Scottish American Investment Company PLC. Former appointments include: Director of the Bank of England from 2003 to 30 June 2008; Serving as Permanent Secretary at the UK Government Departments for Transport and Work and Pensions and at the Welsh Office; and Vice President and Chief of Staff to the President of the World Bank from 1995 to 1996.

Ms Lomax brings to the Board business experience in both the public and private sectors and a deep knowledge of the operation of the UK government and the financial system.

†	Sir Mark Moody-Stuart, KCMG

Age 68. Chairman of Anglo American plc. A non- executive Director since 2001. Chairman of the Remuneration Committee and a member of the Corporate Sustainability Committee. A non-executive Director of Accenture Limited and Saudi Aramco. Chairman of the Global Business Coalition on HIV/AIDS and the Global Compact Foundation. Former appointments include: Director and Chairman of The ‘Shell’ Transport and Trading Company, plc; Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies; and a Governor of Nuffield Hospitals.

Sir Mark brings to the Board many years’ experience of leading global organisations and of having worked during his career in nine countries. He works with many non-governmental organisations to improve companies’ commitment to socially responsible activities. He is a member of the steering committee responsible for driving the global governance initiative of the World Economic Forum, an independent foundation committed to developing a world-class corporate governance system.

†	G Morgan

Age 63. Non-executive chairman of SNC-Lavalin Group Inc. A non-executive Director since 2006. A member of the Remuneration Committee. A member of the Board of Trustees of The Fraser Institute and the Manning Centre for Building Democracy. A non-executive Director of HSBC Bank Canada from 1996 to 2006. Former appointments include: Founding President, Chief Executive Officer and Vice Chairman of EnCana Corporation; Director of Alcan Inc. and Lafarge North America, Inc.

Back to Contents

Mr Morgan brings to the Board a background in technical, operational, financial and management positions and has led large international companies in the energy and engineering sectors. He has been recognised as Canada’s most respected Chief Executive Officer in a national poll of Chief Executives. He is currently a business columnist for Canada’s largest national newspaper.

†	N R N Murthy, CBE

Age 62. Chairman and Chief Mentor and former Chief Executive Officer of Infosys Technologies Limited. A non-executive Director since 1 May 2008. A member of the Corporate Sustainability Committee. An independent non-executive Director of Unilever plc and New Delhi Television Limited and a Director of the United Nations Foundation. A former independent non-executive Director of DBS Group Holdings Limited and DBS Bank Limited.

Mr Murthy brings to the Board experience in information technology, corporate governance and education, particularly in India. He founded Infosys Technologies Limited in India in 1981 and was its Chief Executive Officer for 21 years. Under his leadership, Infosys established a global footprint and was listed on NASDAQ in 1999. During his career he has worked in France and India.

†	S M Robertson, senior independent non-executive Director

Age 67. Non-executive Chairman of Rolls-Royce Group plc and the founder member of Simon Robertson Associates LLP. A non-executive Director since 2006 and senior independent non- executive Director since May 2007. A member of the Nomination Committee. A non-executive Director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited and Royal Opera House, Covent Garden Limited. A trustee of the Eden Project Trust and of the Royal Opera House Endowment Fund. Former appointments include: Managing Director of Goldman Sachs International; and Chairman of Dresdner Kleinwort Benson.

     Mr Robertson brings to the Board a background in international corporate advisory with a wealth of experience in mergers and acquisitions, merchant banking, investment banking and financial markets. During his career he has worked in France, Germany, the UK and the USA.

†	J L Thornton

Age 55. A non-executive Director since 1 December 2008. Non-executive Chairman and Director of HSBC North America Holdings Inc since 1 December 2008. Professor and Director of the Global Leadership Program at the Tsinghua University School of Economics and Management. Chairman of the Brookings Institution Board of Trustees. Director of Ford Motor Company, Intel Corporation, Inc., News Corporation, Inc., National Committee on United States-China Relations and China Unicom (Hong Kong) Limited. Trustee of Asia Society, China Institute and The China Foreign Affairs University. Member of the Council on Foreign Relations, the China Securities Regulatory Commission International Advisory Committee and China Reform Forum International Advisory Committee. Former appointments include: Director of Industrial and Commercial Bank of China Limited from 2005 until 20 November 2008; and President Co-Chief Operating Officer of the Goldman Sachs Group, Inc. from 1999 until 2003.

Mr Thornton brings to the Board experience that bridges developed and developing economies and the public and private sectors. He has a deep knowledge of financial services and education systems, particularly in Asia. During his 23 year career with Goldman Sachs, he played a key role in the firm's global development and was Chairman of Goldman Sachs Asia.

†	Sir Brian Williamson, CBE

Age 64. Chairman of Electra Private Equity plc. A non-executive Director since 2002. Chairman of the Nomination Committee. A Director of NYSE Euronext and Climate Exchange plc. A senior adviser to Fleming Family and Partners. Former appointments include: Chairman of London International Financial Futures and Options Exchange; Gerrard Group plc; Resolution Life Group Limited; and non-executive Director of Resolution plc, the Financial Services Authority and the Court of The Bank of Ireland.

Sir Brian brings to the Board extensive experience in futures, options and commodities trading internationally. He established the London International Financial Futures and Options Exchange in the 1980s and led the Exchange’s development of its electronic trading platform in the mid-1990s. He is a member of the Guild for International Bankers.

*	Non-executive Director
†	Independent non-executive Director

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Biographies > Senior management

Secretary

R G Barber

Age 58. Group Company Secretary. Appointed a Group General Manager in 2006. Joined HSBC in 1980. Company Secretary of HSBC Holdings plc since 1990. Chairman of the Disclosure Committee. A member of the Listing Authority Advisory Committee of the Financial Services Authority and of the Primary Markets Group of the London Stock Exchange. Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited from 1986 to 1992 and Company Secretary of HSBC Bank plc from 1994 to 1996.

Adviser to the Board

D J Shaw

Age 62. An Adviser to the Board since 1998. Solicitor. A former partner in Norton Rose. A Director of The Bank of Bermuda Limited and HSBC Private Banking Holdings (Suisse) SA. A non-executive Director of Kowloon Development Company Limited and Shui On Land Limited.

Group Managing Directors

A Almeida

Age 52. Group Head of Human Resources. A Group Managing Director since 25 February 2008. Joined HSBC in 1992. Appointed a Group General Manager in June 2007. Global Head of Human Resources for Global Banking and Markets, Private Banking, Global Transaction Banking and HSBC Amanah from 1996 to June 2007.

E Alonso

Age 53. Group Managing Director and Head of HSBC Latin America and the Caribbean. A Group Managing Director since 1 May 2008. Joined HSBC in 1997. Appointed a Group General Manager in 2006. Chairman Grupo Financiero HSBC, S.A. de C.V. and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC. Deputy Chief Executive of HSBC Investment Bank Brasil S.A. – Banco de Investimento. Director of HSBC Argentina Holdings S.A. and HSBC Bank Brasil S.A. – Banco Múltiplo. Managing Director of HSBC (Brasil) Administradora de Consorcio Ltda. and HSBC Serviços e Participaçoes Ltda. President of the Board of Directors of HSBC Bank (Panamá) S.A.

C C R Bannister

Age 50. Group Managing Director, Insurance. A Group Managing Director since 2006. Joined HSBC in 1994. Chairman of HSBC Insurance Holdings Limited and Director of HSBC Insurance Brokers Limited since 16 January 2009. Chief Executive Officer, HSBC Group Private Banking from 1998 to 2006. Deputy Chief Executive Officer, HSBC Securities (USA) Inc. from 1996 to 1997.

K M Harvey

Age 48. Group Chief Technology and Services Officer. A Group Managing Director since 1 October 2008. Joined HSBC Finance in 1989. Group Chief Information Officer from 2004 to 30 September 2008. President of HSBC Technology and Services (USA) Inc. from 2003 to 2004. Group Executive for HSBC North America from 1993 to 2002. Managing Director of Data Processing, HFC Bank Limited from 1992 to 1993. Director of Banking Systems, HSBC North America from 1990 to 1992.

A C Hungate

Age 42. Global Head of Personal Financial Services and Marketing. Joined HSBC as a Group Managing Director in September 2007. Chairman of HSBC Bank A.S. since 6 January 2009. Formerly Managing Director, Asia Pacific at Reuters. Worldwide Chief Marketing Officer of Reuters between 2002 and 2005.

D D J John

Age 58. Deputy Chairman and Chief Executive, HSBC Bank plc. A Group Managing Director since 2006. Joined HSBC Bank plc in 1971. Deputy Chief Executive of HSBC Bank plc from 2005 to 2006 and Chief Operating Officer from 2003 to 2005. Deputy Chairman and Chief Executive Officer, HSBC Bank Malaysia Berhad from 1999 to 2002.

B P McDonagh

Age 50. Chief Executive Officer, HSBC North America Holdings Inc. A Group Managing Director since 21 February 2008. Joined HSBC in 1979. A Director of HSBC Bank Canada, HSBC Finance Corporation, HSBC Latin America Holdings (UK) Limited and HSBC North America Holdings Inc. Chief Executive Officer, HSBC Finance Corporation and Chief Operating Officer of HSBC North America Holdings Inc. from February 2007 to 21 February 2008. Chief Operating Officer, HSBC Bank USA, N.A. from 2004 to 2006.

Back to Contents

Y A Nasr

Age 54. Group Managing Director, Strategic Investments. Chairman and Chief Executive of HSBC Bank Middle East Limited. A Group Managing Director since 2004. Joined HSBC in 1976. Deputy Chairman of HSBC Bank Egypt S.A.E. and a Director of HSBC Private Banking Holdings (Suisse) SA. Deputy Chairman of HSBC Bank Middle East Limited from May 2007 to 1 December 2008. President, HSBC Bank Brasil S.A. – Banco Múltiplo from 2003 to 2006. President and Chief Executive Officer of HSBC USA Inc. and HSBC Bank USA, N.A. from 1999 to 2003. President and Chief Executive Officer of HSBC Bank Canada from 1997 to 1999.

B Robertson

Age 54. Group Chief Risk Officer. A Group Managing Director since 25 February 2008. Joined HSBC in 1975. Appointed a Group General Manager in 2003. Group General Manager, Group Credit and Risk from 2005 to September 2007. Head of Global Banking and Markets for North America from 2003 to 2005.

P A Thurston

Age 55. Managing Director, UK Banking. A Group Managing Director since 1 May 2008. Joined HSBC in 1975. Appointed a Group General Manager in 2003. A Director of HSBC Bank plc since 1 June 2008. Former Chairman of Grupo Financiero HSBC, S.A. de C.V. and former Chief Executive Officer of HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC.

Group General Managers

P Y Antika

Age 48. Chief Executive Officer, HSBC Turkey. Joined HSBC in 1990. Appointed a Group General Manager in 2005.

S Assaf

Age 48. Head of Global Markets. Joined HSBC in 1994. Appointed a Group General Manager on 29 May 2008.

R S Beck

Age 42. Group General Manager, Communications Director. Joined HSBC in 1989. Appointed a Group General Manager on 29 May 2008.

R E T Bennett

Age 57. Group General Manager, Legal and Compliance. Joined HSBC in 1979. Appointed a Group General Manager in 1998.

N S K Booker

Age 50. Chief Executive Officer, HSBC Finance Corporation and Deputy Chief Executive Officer, HSBC North America Holdings Inc. Joined HSBC in 1981. Appointed a Group General Manager in 2004.

P W Boyles

Age 53. Chief Executive Officer, HSBC France. Joined HSBC in 1975. Appointed a Group General Manager in 2006.

D C Budd

Age 55. Chairman of HFC Bank Limited and a Director of HSBC Bank plc. Joined HSBC in 1972. Appointed a Group General Manager in 2005.

Z J Cama

Age 61. Group General Manager International. Joined HSBC in 1968. Appointed a Group General Manager in 2001.

R P Contractor

Age 51. Group General Manager, Service Delivery. Joined HSBC in 1987. Appointed a Group General Manager on 27 October 2008.

S N Cooper

Age 41. President and Chief Executive Officer, HSBC Korea. Joined HSBC in 1989. Appointed a Group General Manager on 29 May 2008.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Biographies > Senior management

J E Coverdale

Age 52. Managing Director, The Saudi British Bank. Joined HSBC in 1977. Appointed a Group General Manager on 29 May 2008.

T M Detelich

Age 52. President, Consumer and Mortgage Lending, HSBC Finance Corporation. Joined HSBC Finance Corporation in 1976. Appointed a Group General Manager in 2006.

I M Dorner

Age 54. Deputy Chairman and Chief Executive Officer, HSBC Bank Malaysia Berhad. Joined HSBC in 1986. Appointed a Group General Manager in 2007.

A S El Anwar

Age 62. Chairman and Chief Executive Officer, HSBC Bank Egypt S.A.E. Joined HSBC in 1991. Appointed a Group General Manager on 29 May 2008.

C Engel

Age 51. Regional Director Personal Financial Services, HSBC Asia Pacific. Joined HSBC in 2003. Appointed a Group General Manager on 29 May 2008.

D L Fried

Age 47. Regional Head of Insurance, HSBC Asia Pacific. Joined HSBC in 1984. Appointed a Group General Manager on 29 May 2008.

A Y M Fung

Age 48. Head of Global Markets and Treasurer, HSBC Asia Pacific. Joined HSBC in 1996. Appointed a Group General Manager on 29 May 2008.

J D Garner

Age 39. Group General Manager, Personal Financial Services and Direct Businesses, HSBC Bank plc. Joined HSBC in 2004. Appointed a Group General Manager in 2006.

J L Gordon

Age 56. President and Chief Executive Officer, HSBC Bank Canada. Joined HSBC in 1987. Appointed a Group General Manager in 2005.

M Hussain

Age 48. Chief Executive Officer, Global HSBC Amanah and Global Banking and Markets, Middle East and North Africa. Joined HSBC in 1993. Appointed a Group General Manager on 29 May 2008.

A M Keir

Age 50. Group General Manager, Commercial Banking, HSBC Europe and Global Co-Head Commercial Banking. Joined HSBC in 1981. Appointed a Group General Manager in 2006.

N L Kidwai

Age 51. Chief Executive Officer, HSBC India. Joined HSBC in 2002. Appointed a Group General Manager in 2006.

M J W King

Age 52. Group General Manager, Internal Audit. Joined HSBC in 1986. Appointed a Group General Manager in 2002.

P J Lawrence

Age 47. Head of Global Banking and Markets, HSBC USA. President and Chief Executive Officer, HSBC Bank USA, N.A. and HSBC USA Inc. Director of HSBC North America Holdings Inc. Joined HSBC in 1982. Appointed a Group General Manager in 2005.

M Leung

Age 56. Global Co-Head Commercial Banking. Joined HSBC in 1978. Appointed a Group General Manager in 2005.

A Long

Age 53. Head of Global Transaction Banking. Joined HSBC in 1977. Appointed a Group General Manager on 29 May 2008.

A M Losada

Age 54. President and Chief Executive Officer, HSBC Argentina. Joined HSBC in 1973. Appointed a Group General Manager on 29 May 2008

A M Mahoney

Age 46. Group General Manager and Head of International, HSBC Bank plc. Joined HSBC in 1983. Appointed a Group General Manager in 2006.

Back to Contents

C M Meares

Age 51. Chief Executive Officer, Global Private Banking. Joined HSBC in 1980. Appointed a Group General Manager in 2006.

W G Menezes

Age 63. Group General Manager and Head of Group Cards. Joined HSBC Finance Corporation in 1996. Appointed a Group General Manager in 2006.

M S McCombe

Age 42. Global Chief Executive Officer, HSBC Global Asset Management. Joined HSBC in 1987. Appointed a Group General Manager on 29 May 2008.

K Newman

Age 51. Director of One HSBC. Joined HSBC in 1989. Appointed a Group General Manager in 2006.

R C F Or

Age 59. Vice-Chairman and Chief Executive, Hang Seng Bank Limited. A Director of The Hongkong and Shanghai Banking Corporation Limited. Joined HSBC in 1972. Appointed a Group General Manager in 2000.

K Patel

Age 60. Group General Manager, Chief Executive Officer, HSBC Africa. Joined HSBC in 1984.

Appointed a Group General Manager in 2000. Chairman, Emerging Europe and Africa from 2003 to 2006. Chairman, Global Investment Bank from 2000 to 2003.

L J Peña-Kegel

Age 49. Chief Executive, HSBC Mexico S.A. Joined HSBC on 15 May 2008. Appointed a Group General Manager on 29 May 2008.

R C Picot

Age 51. Group Chief Accounting Officer. Joined HSBC in 1993. Appointed a Group General Manager in 2003.

C D Spooner

Age 58. Head of Group Financial Planning & Tax. Joined HSBC in 1994. Appointed a Group General Manager in 2007.

P T S Wong

Age 57. Executive Director, Hong Kong and Mainland China, The Hongkong and Shanghai Banking Corporation Limited. Joined HSBC in 2005. Appointed a Group General Manager in 2005.

R J L Yorke

Age 41. President and Chief Executive Officer, HSBC China. Joined HSBC in 1989. Appointed a Group General Manager on 29 May 2008.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Board of Directors > The Board > Group Chairman and Group Chief Executive

Board of Directors

The Board

The objective of the management structures within HSBC, headed by the Board of Directors of HSBC Holdings and led by the Group Chairman, is to deliver sustainable value to shareholders. Implementation of the strategy set by the Board is delegated to the Group Management Board under the leadership of the Group Chief Executive.

     HSBC Holdings has a unitary Board of Directors. The authority of each Director is exercised in Board Meetings where the Board acts collectively as a unit. At 2 March 2009, the Board comprises the Group Chairman, Group Chief Executive, four other executive Directors and 15 non-executive Directors. The names and brief biographical particulars of the Directors are listed on pages 281 to 285. The Group Chairman, Group Chief Executive and four other executive Directors are employees who carry out executive functions in HSBC in addition to their duties as Directors. Non-executive Directors are not HSBC employees and do not participate in the daily business management of HSBC. Non-executive Directors bring an external perspective, constructively challenge and help develop proposals on strategy, scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance. The non-executive Directors have a wealth of experience across a number of industries and business sectors, including the leadership of large, complex multinational enterprises. The roles of non-executive Directors as members of Board committees are described on pages 290 to 291. It is estimated that non-executive Directors devote 24 days per annum to HSBC business after an induction phase, with Committee members devoting significant additional time.

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

     The Board sets the strategy for the Group and approves the operating plans presented by management for the achievement of the strategic objectives. The operating plans ensure the efficient disposition of HSBC’s resources for the achievement of these objectives. The Board delegates the management and day-to-day running of HSBC to the Group Management Board but retains to itself approval of certain matters including operating plans and performance targets, procedures for monitoring and control of operations, the authority or the delegation of authority to approve credit, market risk limits, acquisitions, disposals, investments, capital expenditure or realisation or creation of a new venture, specified senior appointments, and any substantial change in balance sheet management policy.

     The Directors who served during the year were, Lord Butler, S A Catz, V H C Cheng, J D Coombe, Baroness Dunn, J L Durán, R A Fairhead, D J Flint, A A Flockhart, W K L Fung, M F Geoghegan, S K Green, S T Gulliver, J W J Hughes-Hallett, W S H Laidlaw, J R Lomax, Sir Brian Moffat, Sir Mark Moody-Stuart, G Morgan, N R N Murthy, S W Newton, S M Robertson, J L Thornton and Sir Brian Williamson.

     The Board of Directors meets regularly and Directors receive information between meetings about the activities of committees and developments in HSBC’s business.

     Eight Board meetings were held during 2008. The table that follows gives details of each Director’s attendance at meetings of the Board, Group Audit Committee, Nomination Committee and Remuneration Committee held whilst he or she was a Director or member during 2008.

     During 2008, the non-executive Directors and the Group Chairman met twice without the other executive Directors. In addition, the non-executive

Back to Contents

Directors met once without the Group Chairman to appraise the Group Chairman’s performance.

     In addition to the meetings of the principal Committees referred to in the following pages,

12 other meetings of Committees of the Board (not shown in the table below) were held during the year to discharge business delegated by the Board.

All those who were Directors at the time attended the 2008 Annual General Meeting.

Attendance record
		Group Audit		Nomination		Remuneration
	Board	Committee		Committee		Committee
	meetings (8)	meetings (8)		meetings (5)		meetings (7)

	Attended	Attended		Attended		Attended

Lord Butler[1]	4	–		–		–
S A Catz[2]	4	2	[3]	–		–
V H C Cheng[4]	7	–		–		–
J D Coombe	8	8		–		7
Baroness Dunn[5]	4	–		2		–
J L Durán	7	–		–		–
R A Fairhead	6	8		2	[6]	–
D J Flint	8	8	[3]	–		–
A A Flockhart[2]	4	1	[3]	–		–
W K L Fung	8	–		–		–
M F Geoghegan	8	4	[3]	–		1	[3]
S K Green	8	1	[3]	5		1	[3]
S T Gulliver[2]	4	2	[3]	–		–
J W J Hughes-Hallett	7	6		4		–
W S H Laidlaw	7	2	[3]	–		3	[7]
J R Lomax[8]	–	–		–		–
Sir Brian Moffat[5]	5	1	[3]	2		–
Sir Mark Moody-Stuart	8	2	[3]	–		7
G Morgan	8	1	[3]	–		7
N R N Murthy[2]	4	1	[3]	–		–
S W Newton[9]	7	6		–		–
S M Robertson	7	1	[3]	4		–
J L Thornton[8]	–	–		–		–
Sir Brian Williamson	8	1	[3]	5		–

1	Retired 30 May 2008 – eligible to attend 5 Board meetings.
2	Appointed 1 May 2008 – eligible to attend 4 Board meetings.
3	Attended by invitation, for all or part of meeting.
4	Appointed 1 February 2008 – eligible to attend 7 Board meetings.
5	Retired 30 May 2008 – eligible to attend 5 Board meetings and 2 Committee meetings.
6	Appointed a member on 30 May 2008 – eligible to attend 3 Committee meetings.
7	Appointed a member on 30 May 2008 – eligible to attend 3 Committee meetings.
8	Appointed 1 December 2008 – not eligible to attend any Board meetings.
9	Retired 10 October 2008 – eligible to attend 7 Board meetings and 6 Committee meetings.

Group Chairman and Group Chief Executive

The roles of Group Chairman and Group Chief Executive are separated and held by experienced full-time Directors.

     There is a clear division of responsibilities at the head of the Company between the running of the Board and the executive responsibility for running HSBC’s business. The Group Chairman’s responsibilities include the long-term strategic development of HSBC, the development of relationships with governments and other significant external parties and performance management of the Group Chief Executive. The Group Chairman also monitors the performance of the Group Finance Director and, subject to the Group Chief Executive’s recommendation, approves risk, capital allocation and capital investment decisions within authorities delegated by the Board. The Group Chief Executive has responsibility for developing business plans and delivering performance against these.

     S K Green became Group Chairman at the conclusion of the Annual General Meeting in 2006 and M F Geoghegan succeeded S K Green as Group Chief Executive. The appointments were made after consulting with representatives of major institutional investors and explaining the succession planning and independent external search process undertaken. S K Green and M F Geoghegan stood for re-election at the 2006 Annual General Meeting and were both

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Board of Directors > Balance and independence / Development / Performance / Appointment / Shareholder relations re-elected ahead of taking up their new roles from the conclusion of that Meeting.

Board balance and independence of Directors

The Board includes a strong presence of both executive and non-executive Directors such that no individual or small group can dominate the Board’s decision making. Following the 2009 Annual General Meeting, the Board will comprise 21 Directors, 14 of whom are independent non-executive Directors. The size of the Board is appropriate given the complexity and geographical spread of HSBC’s business and the significant time demands placed on the non-executive Directors, particularly those who serve as members of Board committees.

     The Board has appointed S M Robertson as the senior independent non-executive Director. The principal role of the senior independent non-executive Director is to support the Group Chairman in his role, to lead the non-executive Directors in the oversight of the Group Chairman and to ensure there is a clear division of responsibility between the Group Chairman and Group Chief Executive. The senior independent non-executive Director is also available to shareholders to express concerns which the normal channels have failed to resolve or would be inappropriate.

     The Board considers all of the non-executive Directors to be independent in character and judgement. W K L Fung has served on the Board for more than nine years, however, and in that respect only, does not meet the usual criteria for independence set out in the UK Combined Code on corporate governance. The Board has therefore determined S A Catz, M K T Cheung (appointed a Director with effect from 1 February 2009), J D Coombe, J L Durán, R A Fairhead, J W J Hughes-Hallett, W S H Laidlaw, J R Lomax, Sir Mark Moody-Stuart, G Morgan, N R N Murthy, S M Robertson, J L Thornton and Sir Brian Williamson to be independent. In reaching its determination of each non-executive Director’s independence the Board has concluded that there are no relationships or circumstances which are likely to affect a Director’s judgement and any relationships or circumstances which could appear to do so were considered not to be material.

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

Information, induction and ongoing development

The Board regularly reviews reports on progress against financial objectives, on business developments and on investor and external relations and receives reports from the Chairmen of Board Committees and from the Group Chief Executive. The Board receives regular reports and presentations on strategy and developments in the customer groups and principal geographical areas. Regular reports are also provided to the Board, the Group Audit Committee and the Group Management Board on credit exposures and the loan portfolio, asset, liability and risk management, liquidity, litigation and compliance and reputational issues. The agenda and supporting papers are distributed in advance of all Board and Committee meetings to allow time for appropriate review and to facilitate full discussion at the meetings. All Directors have full and timely access to all relevant information and may take independent professional advice if necessary.

     The Directors have free and open contact with management at all levels. Group Managing Directors and Group General Managers meet informally with Directors after Board meetings. Board offsite visits are made each year to enable Directors to see at first hand the operations of subsidiary companies in local environments and to meet management, employees and customers. In 2008 the Board visited Dubai.

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

Back to Contents

through briefings by senior executives, are provided to all Directors.

Performance evaluation

In November 2008, ICSA Board Evaluation Limited was commissioned to assist S K Green, Group Chairman, in conducting an evaluation of the effectiveness of the Board. This followed ICSA’s evaluation of the Board in 2007. His evaluation investigated the performance of the Board as a whole and, in that context, the main Board committees and individual Directors. The evaluation examined whether eight key areas met the Board’s needs and expectations: Board role and responsibilities; oversight; Board meetings; information received; support for the Board; Board composition; working together; and outcome and achievements. The report on the evaluation has been reviewed by the Board and has been used by the non-executive Directors, led by the senior independent non-executive Director, in their evaluation of the performance of the Group Chairman. The review concluded that the Board and its committees were functioning effectively. It is the intention of the Board of HSBC Holdings to continue to review its performance and that of its Directors annually.

Appointment, retirement and re-election of Directors

The Board may at any time appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed twenty-five. Any Director so appointed by the Board shall retire at the Annual General Meeting following his or her appointment and shall be eligible for re-election but is not taken into account in determining the number of Directors who are to retire by rotation at such meeting. The Board may appoint any Director to hold any employment or executive office and may revoke or terminate any such appointment. Shareholders may, by ordinary resolution, appoint a person as a Director or remove any Director before the expiration of his period of office. At each Annual General Meeting, one third of the Directors who are subject to retirement by rotation are required to retire and may offer themselves for re-election by shareholders. In addition to those required to retire by rotation, any Director who was not elected or re-elected at either of the preceding two Annual General Meetings and any non-executive Director who has served in office for a continuous period of nine years or more at the date of the Annual General Meeting is required to retire and may offer him or herself for reelection by shareholders.

     J L Durán and W S H Laidlaw were appointed non-executive Directors on 1 January 2008.

V H C Cheng was appointed an executive Director on 1 February 2008. On 1 May 2008 A A Flockhart and S T Gulliver were appointed executive Directors and S A Catz and N R N Murthy were appointed non-executive Directors. Lord Butler, Baroness Dunn and Sir Brian Moffat retired as Directors at the conclusion of the Annual General Meeting held on 30 May 2008. S W Newton retired as a Director on 10 October 2008. J R Lomax and J L Thornton were appointed non-executive Directors on 1 December 2008. M K T Cheung was appointed a non-executive Director on 1 February 2009.

     All of the Directors will retire at the forthcoming Annual General Meeting and offer themselves for re-election. None of the non-executive Directors seeking re-election has a service contract. All of the executive Directors seeking re-election are employed on rolling contracts which require 12 months’ notice to be given by either party.

     Following the performance evaluation of the Board, the Group Chairman has confirmed that all of the non-executive Directors continue to perform effectively and to demonstrate commitment to their roles.

     Brief biographical particulars of all Directors are given on pages 281 to 285.

Relations with shareholders

The Board ensures all Directors, including non-executive Directors, develop an understanding of the views of major shareholders through attendance at analyst presentations and other meetings with institutional investors and their representative bodies. Directors also met with representatives of institutional shareholders in 2008 to discuss corporate governance matters.

     All executive Directors and other senior executives hold regular meetings with institutional investors and report to the Board on those meetings.

     Institutional shareholders were consulted on the framework of Directors’ remuneration and the proposed changes to the HSBC Share Plan which were approved at the 2008 Annual General Meeting.

     During 2008, S M Robertson, senior independent non-executive Director, Sir Mark Moody-Stuart and other non-executive Directors met and corresponded with institutional investors and their representatives to discuss strategy, remuneration policy and governance. S M Robertson, the senior independent non-executive Director is also available to shareholders

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Board of Directors > Conflicts of interest / Corporate governance / NYSE practices should they have concerns which contact through the normal channels of Group Chairman, Group Chief Executive, Group Finance Director or other executives has failed to resolve or for which such contact would be inappropriate. Invitations to meet S M Robertson prior to his appointment as senior independent non-executive Director were extended to the Group’s largest shareholders. The senior independent non-executive Director may be contacted through the Group Company Secretary at 8 Canada Square, London E14 5HQ.

Conflicts of interest, indemnification of Directors, relevant audit information and contracts of significance

One of the amendments to HSBC Holdings’ Articles of Association approved by shareholders at the 2008 Annual General Meeting gave the Board authority, with effect from 1 October 2008, to approve Directors’ conflicts and potential conflicts of interest. The Board has adopted a policy and procedures for the approval of Director’s conflicts or potential conflicts of interest. The Board’s powers to authorise conflicts are operating effectively and the procedures are being followed. A review of situational conflicts which have been authorised, including the terms of authorisation, will be undertaken annually.

     The Articles of Association of HSBC Holdings provide that Directors are entitled to be indemnified out of the assets of the Company against claims from third parties in respect of certain liabilities arising in connection with the performance of their functions, in accordance with the provisions of the UK Companies Act 2006. Such indemnity provisions have been in place during the financial year but have not been utilised by the Directors.

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

Differences in HSBC Holdings/New York Stock Exchange corporate governance practices

Under the NYSE’s corporate governance rules for listed companies and the applicable rules of the SEC, as a NYSE-listed foreign private issuer, HSBC Holdings must disclose any significant ways in which its corporate governance practices differ from those followed by US companies subject to NYSE listing standards. HSBC Holdings believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies.

     US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company incorporated in the UK to include in its Annual Report and Accounts a narrative statement of how it has applied the principles of the Combined Code and a statement as to whether or not it has complied with the code provisions of the Combined Code throughout the accounting period covered by the Annual Report and Accounts. A company that has not complied with the Code provisions, or complied

Back to Contents

with only some of the Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. As stated above, HSBC Holdings complied throughout 2008 with the applicable code provisions of the Combined Code. The Combined Code does not require HSBC Holdings to disclose the full range of corporate governance guidelines with which it complies.

     Under NYSE standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become Board members, this committee must develop and recommend to the Board a set of corporate governance principles. HSBC’s Nomination Committee complies with the Combined Code, which requires a majority of members to be independent. All four members of the Committee are independent non-executive Directors. The Committee’s terms of reference do not require the Committee to develop and recommend corporate governance principles for HSBC Holdings. As stated above, HSBC Holdings is subject to the corporate governance principles of the Combined Code.

     Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During 2008, HSBC Holdings’ non-executive Directors met twice as a group with the Group Chairman, but without other executive Directors present, and met once as a group without the Group Chairman or other executive Directors present. HSBC Holdings’ practice, in this regard, complies with the Combined Code.

     In accordance with the requirements of the Combined Code, HSBC Holdings discloses in its annual report how the Board, its committees and the Directors are evaluated (on page 293) and it provides extensive information regarding Directors’ compensation in the Directors’ Remuneration Report (on pages 315 to 328). The terms of reference of HSBC Holdings’ Audit, Nomination and Remuneration Committees are available at www.hsbc.com/boardcommittees.

     NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. In addition to the Group Business

Principles and Values, which apply to the employees of all HSBC companies, pursuant to the requirements of the Sarbanes-Oxley Act the Board of HSBC Holdings has adopted a Code of Ethics applicable to the Group Chairman and the Group Chief Executive, as the principal executive officers, and to the Group Finance Director and Group Chief Accounting Officer. HSBC Holdings’ Code of Ethics is available on www.hsbc.com/codeofethics or from the Group Company Secretary at 8 Canada Square, London E14 5HQ. If the Board amends or waives the provisions of the Code of Ethics, details of the amendment or waiver will appear at the same website address. During 2008, HSBC Holdings made no amendments to its Code of Ethics and granted no waivers from its provisions. The Group Business Principles and Values are available on www.hsbc.com/businessprinciplesandvalues.

     Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the Board of directors. Currently, two thirds of HSBC Holdings’ Directors are independent.

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

Board committees

The Board has appointed a number of committees consisting of certain Directors, Group Managing Directors and, in the case of the Corporate Sustainability Committee, certain co-opted non-director members. The following are the principal committees:

Group Management Board

The Group Management Board meets frequently and operates as a general management committee under the direct authority of the Board. The objective of the Group Management Board is to maintain a reporting and control structure whereby all of the line operations of HSBC are accountable to individual members of the Group Management Board who report to the Group Chief Executive who in turn reports to the Group Chairman. The Board has set objectives and measures for the Group Management Board. These will align senior executives’ objectives and measures with the strategy and operating plans throughout HSBC. The members of the Group Management Board are M F Geoghegan (Chairman), V H C Cheng, D J Flint, A A Flockhart and S T Gulliver who are executive Directors, and A Almeida, E Alonso, C C R Bannister, K M Harvey, A C Hungate, D D J John, B P McDonagh, Y A Nasr, B Robertson and P A Thurston, all of whom are Group Managing Directors.

     The Group Management Board exercises the powers, authorities and discretions of the Board in so far as they concern the management and day-to-day running of HSBC Holdings in accordance with such policies and directions as the Board may from time to time determine. Matters reserved for approval by the Board are described on page 290.

     The Group Chief Executive reports to each meeting of the Board on the activities of the Group Management Board.

Group Audit Committee

The Group Audit Committee meets regularly with HSBC’s senior financial, credit and risk, internal audit, legal and compliance management and the external auditor to consider HSBC Holdings’ financial reporting, the nature and scope of audit reviews and the effectiveness of the systems of internal control, compliance and risk management. The members of the Group Audit Committee throughout 2008 were, R A Fairhead (Chairman), J D Coombe and J W J Hughes-Hallett. J R Lomax was appointed a member of the Committee on 1 March 2009. S W Newton retired as a Director of HSBC Holdings and ceased to be a member of the Committee on 10 October 2008. All members of the Committee are independent non-executive Directors.

     The Board has determined that R A Fairhead, J D Coombe and J W J Hughes-Hallett are independent according to SEC criteria, may be regarded as audit committee financial experts for the purposes of section 407 of the Sarbanes-Oxley Act and have recent and relevant financial experience.

     Appointments to the Committee are made for periods of up to three years, extendable by no more than two additional three-year periods, so long as members continue to be independent.

     Formal and tailored induction programmes are held for newly-appointed Committee members and appropriate training is provided on an ongoing and timely basis.

     There were eight meetings of the Group Audit Committee during 2008. The table on page 291 gives details of Directors’ attendance at these meetings. Following each meeting the Committee reports to the Board on its activities.

     At each meeting, the Committee has the opportunity to meet with the external auditor, without management present, to facilitate the discussion of any matter relating to its remit and any issue arising from the audit. Similar arrangements have been adopted for the Committee to meet with the internal auditor. The Committee also has the opportunity to meet with the Group Chief Executive at each of its meetings.

     The terms of reference of the Committee, which are reviewed annually, are available at www.hsbc.com/boardcommittees. To ensure consistency of scope and approach by subsidiary company audit committees, the Group Audit Committee has established core terms of reference to guide subsidiary company Boards when adopting terms of reference for their audit committees. Subsidiary company audit committees are required to provide bi-annual certificates to the Committee or to an intermediate subsidiary company audit committee, relating to the financial statements and internal control procedures of the relevant subsidiary company.

     The Group Audit Committee is accountable to the Board and assists it in meeting its responsibilities

Back to Contents

for maintaining an effective system of internal control and compliance and for meeting its external financial reporting obligations. The Committee undertakes an annual review of the effectiveness of HSBC’s system of internal control, which is described on page 299, and reviews the Company’s financial statements before they are considered by the Board.

     Regular reports are received on the risks involved in HSBC’s business and how they are controlled and monitored by management which enable the Committee to review the effectiveness of HSBC’s risk management framework. Each year the Committee agrees a schedule of presentations to be made to it by management during the ensuing year on the operation of the risk control framework within the Group. The presentations specifically address risk indicators and performance measures such as indicators of credit, liquidity and interest rate risk. During 2008 the Committee received frequent presentations on global market risk and liquidity and reports on the US mortgage services business, credit performance in the US and the impact of the tightening of liquidity in the money markets. Comprehensive reports are received at each regular meeting from the Group Chief Risk Officer, the Head of Group Compliance, the Group General Manager, Legal and Compliance and the Group General Manager Internal Audit. Periodic presentations are made by other function heads and line management.

     The reports from the Group General Manager Internal Audit include information on frauds and special investigations and weakness in internal controls identified through internal audit reports or reviews of regulatory reports and external auditors’ reports. The Committee monitors and reviews the effectiveness of the internal audit function and receives summaries of periodic peer reviews of HSBC’s principal internal audit functions. HSBC has adopted the Principles of the International Institute of Internal Auditors, which include a periodic external quality assurance review of the internal audit function. The first such review, undertaken by Independent Audit Limited, was presented to the Committee in 2008.

     The Committee receives regular updates on changes in law, regulations and accounting standards and practices and the preparations being made to respond to those requirements. During 2008, the Committee received regular updates on the review of internal financial reporting controls required by section 404 of the Sarbanes-Oxley Act and the implementation of the Basel II capital adequacy requirements.

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

     The Group Audit Committee has established policies for the pre-approval of specific services that may be provided by the principal auditor, KPMG Audit Plc and its affiliates (‘KPMG’). These policies are kept under review and amended as necessary to meet the dual objectives of ensuring that HSBC benefits in a cost effective manner from the cumulative knowledge and experience of its auditor, while also ensuring that the auditor maintains the necessary degree of independence and objectivity. These pre-approval policies apply to all services where HSBC Holdings or any of its subsidiaries pays for the service, or is a beneficiary or addressee of the

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Board of Directors > Board committees / Internal control

service and has selected or influenced the choice of KPMG. All services entered into with KPMG during 2008 were pre-approved by the Committee or were entered into under pre-approval policies established by the Committee. A quarterly update on non-audit services provided by KPMG is presented to the Committee by management.

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

Remuneration Committee

The role of the Remuneration Committee and its membership are set out in the Directors’ Remuneration Report on page 315.

Nomination Committee

The Nomination Committee is responsible for leading the process for Board appointments and for identifying and nominating, for approval by the Board, candidates for appointment to the Board. Before recommending an appointment to the Board, the Committee evaluates the balance of skills, knowledge and experience on the Board and, in the light of this, identifies the role and capabilities required for a particular appointment. Candidates are considered on merit against these criteria. Care is taken to ensure that appointees have enough time to devote to HSBC. Prospective Directors are asked to identify any significant other commitments and confirm they have sufficient time to discharge what is expected of them. In accordance with the Articles of Association all Directors are subject to election by shareholders at the Annual General Meeting following their appointment by the Board and to re-election at least every three years. The members of the Nomination Committee throughout 2008 were Sir Brian Williamson (Chairman), S M Robertson and J W J Hughes-Hallett. R A Fairhead was appointed a member of the Committee on 30 May 2008. Baroness Dunn and Sir Brian Moffat retired as Directors of HSBC Holdings and ceased to be members of the Committee on 30 May 2008. All current members of the Committee are independent non-executive Directors.

There were five meetings of the Nomination Committee during 2008. The table on page 291 gives details of Directors’ attendance at these meetings.

Following each meeting the Committee reports to the Board on its activities.

The terms of reference of the Committee are available at www.hsbc.com/boardcommittees.

The appointments of S A Catz, M K T Cheung, J R Lomax, N R N Murthy and J L Thornton as non-executive Directors and V H C Cheng, A A Flockhart and S T Gulliver as executive Directors were made on the advice and recommendation of the Nomination Committee. An external consultancy was used in connection with the appointments of S A Catz, M K T Cheung, J R Lomax, N R N Murthy and J L Thornton.

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

Back to Contents

Corporate Sustainability Committee

The role of the Corporate Sustainability Committee and its membership are set out on page 312.

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

The key procedures that the Directors have established are designed to provide effective internal control within HSBC and accord with the Internal Control: Revised Guidance for Directors on the Combined Code issued by the Financial Reporting Council. Such procedures for the ongoing identification, evaluation and management of the significant risks faced by HSBC have been in place throughout the year and up to 2 March 2009, the date of approval of the Annual Report and Accounts 2008. In the case of companies acquired during the year, the internal controls in place are being reviewed against HSBC’s benchmarks and integrated into HSBC’s processes.

HSBC’s key internal control procedures include the following:

• Authority to operate the various subsidiaries and responsibilities for financial performance against plans and for capital expenditure are delegated to their respective chief executive officers within limits set by the Board of Directors of HSBC Holdings. Delegation of authority from the Board to individuals requires those individuals to maintain a clear and appropriate apportionment of significant responsibilities and to oversee the establishment and maintenance of systems of control appropriate to the business. The appointment of executives to the most senior positions within HSBC requires the approval of the Board of Directors of HSBC Holdings.

• Functional, operating, financial reporting and certain management reporting standards are established by Group Management Office management committees, for application across the whole of HSBC. These are supplemented by operating standards set by functional and local management as required for the type of business and geographical location of each subsidiary.

•	Systems and procedures are in place in HSBC to identify, control and report on the major risks including credit, changes in the market prices of financial instruments, liquidity, operational error, breaches of law or regulations, unauthorised activities, information risk, security and fraud. Exposure to these risks is monitored by risk management committees, asset and liability committees and executive committees in subsidiaries and, for HSBC as a whole, by the Group Management Board. A risk management meeting of the Group Management Board, chaired by the Group Finance Director, is held monthly to address asset, liability and risk management issues, its minutes are submitted to the Group Audit Committee and to the Board of Directors. The Group Operational Risk and Control Committee reviews the implementation of HSBC’s management framework for operational risk and internal control.

•	A Disclosure Committee has been established to review material disclosures made by HSBC Holdings for any errors, misstatements or omissions. The membership of the Disclosure Committee, which is chaired by the Group Company Secretary, includes the heads of the Finance, Legal, Risk, Compliance, Corporate Communications, Investor Relations and Internal Audit functions and representatives from the principal regions, customer groups and global businesses.

•	Processes are in place to identify new risks from changes in market conditions and practices or customer behaviours which could expose HSBC to heightened risk of loss or reputational damage. During 2008, attention was directed towards managing the impact on the Group of market volatilities and illiquidity; continued deterioration in the US personal financial services markets; Group exposure to various parts of the financial sector e.g. asset backed securities including mortgage-backed securities and collateralised debt obligations, monoline insurers, leveraged finance and money market funds; and the impact of government interventions to address the under-capitalisation and funding difficulties of certain financial institutions.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Board of Directors > Internal control / Directors’ interests

•	Periodic strategic plans are prepared for key customer groups, global product groups, support functions and certain geographies within the framework of the Group Strategic Roadmap. Rolling operating plans, informed by detailed analysis of risk appetite, are prepared and adopted by all major HSBC operating companies and set out the key business initiatives and the likely financial effects of those initiatives.

•	Governance and oversight arrangements are in place to ensure that risk analytical models are fit for purpose, used accordingly and complemented by a variety of model-specific and enterprise-wide stress tests that evaluate the impact of severe yet plausible events and other unusual circumstances not fully captured by quantitative models.

•	Centralised functional control is exercised over all computer system developments and operations. Common systems are employed for similar business processes wherever practicable. Credit and market risks are measured and reported on in subsidiaries and aggregated for review of risk concentrations on a Group-wide basis.

•	Functional management in Group Management Office is responsible for setting policies, procedures and standards in the following areas of risk: credit; market; liquidity; operational; IT; fraud; business continuity; security; information; insurance; accounting; tax; legal and regulatory compliance; fiduciary; human resources; reputational; sustainability and purchasing. Authorities to enter into credit and market risk exposures are delegated with limits to line management of Group companies. The concurrence of Group Management Office is required, however, to credit proposals with specified high risk characteristics.

•	Policies to guide subsidiary companies and management at all levels in the conduct of business to safeguard the Group’s reputation are established by the Board of HSBC Holdings and the Group Management Board, subsidiary company boards, board committees or senior management. Reputational risks can arise from environmental, social or governance issues, or as a consequence of operational risk events. As a banking group, HSBC’s good reputation depends upon the way in which it conducts its business but it can also be affected by the way in which clients, to which it provides financial services, conduct their business.
•	The establishment and maintenance of appropriate systems of internal control is primarily the responsibility of business management. The internal audit function, which is centrally controlled, monitors the effectiveness of internal control structures across the whole of HSBC focussing on the areas of greatest risk to HSBC as determined using a risk-based approach. The head of this function reports to the Group Chairman and the Group Audit Committee.

•	Management is responsible for ensuring that recommendations made by the internal audit function are implemented within an appropriate and agreed timetable. Confirmation to this effect must be provided to internal audit. Management must also confirm annually to internal audit that offices under their control have taken or are in the process of taking the appropriate actions to deal with all significant recommendations made by external auditors in management letters or by regulators following regulatory inspections.

The Group Audit Committee has kept under review the effectiveness of this system of internal control and has reported regularly to the Board of Directors. The key processes used by the Committee in carrying out its reviews include: regular business and operational risk assessments; regular reports from the heads of key risk functions including Internal Audit and Compliance; the production annually of reviews of the internal control framework applied at Group Management Office and major operating subsidiary level measured against HSBC benchmarks, which cover all internal controls, both financial and non-financial; semi-annual confirmations from chief executives of principal subsidiary companies as to whether there have been any material losses, contingencies or uncertainties caused by weaknesses in internal controls; internal audit reports; external audit reports; prudential reviews; and regulatory reports. The Group Audit Committee has reviewed a ‘Risk Map’ of the status of key risk areas which impact the Group and has considered the mitigating actions put in place. In addition, where unexpected losses have arisen or where incidents have occurred which indicate gaps in the control framework or in adherence to Group policies, the Group Audit Committee has reviewed special reports, prepared at the instigation of management, which analyse the cause of the issue, the lessons learned and the actions proposed by management to address the issue.

The Directors, through the Group Audit Committee, have conducted an annual review of the effectiveness of HSBC’s system of internal control

Back to Contents

covering all material controls, including financial, operational and compliance controls and risk management systems. The Group Audit Committee has received confirmation that management has taken or is taking the necessary action to remedy any failings or weaknesses identified through the operation of HSBC’s framework of controls.

Directors’ interests

Pursuant to the requirements of the UK Listing Rules and according to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 31 December 2008 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associated corporations:

Directors’ interests HSBC Holdings ordinary shares of US$0.50
			At 31 December 2008

	At
	1 January					Jointly
	2008 or date			Child		with
	appointed if		Beneficial	under 18	Controlled	another			Total
	later		owner	or spouse	corporation	person	Trustee		interests	[1]

V H C Cheng	241,469	[2]	177,630	123,160	–	–	–		300,790
J D Coombe	46,327		13,250	–	–	–	–		13,250
D J Flint	112,781		88,456	–	–	–	31,000	[3]	119,456
A A Flockhart	164,930	[2]	172,583	–	–	–	–		172,583
W K L Fung	328,000		208,000	–	120,000	–	–		328,000
M F Geoghegan	385,189		477,434	–	–	–	–		477,434
S K Green	536,652		622,066	–	–	45,355	–		667,421
S T Gulliver	2,235,431	[2]	2,194,407	85,454	–	–	–		2,279,861
J W J Hughes-Hallett	554,435		–	–	–	–	376,427	[4]	376,427
W S H Laidlaw	24,500		20,693	–	–	–	1,000	[4]	21,693
Sir Mark Moody-Stuart	10,840		5,000	840	–	–	5,000	[4]	10,840
G Morgan	50,000		52,873	–	–	–	–		52,873
S M Robertson	98,317		5,620	–	–	–	93,000	[4]	98,620
Sir Brian Williamson	23,164		24,496	–	–	–	–		24,496

1	Details of executive Directors’ other interests in HSBC Holdings ordinary shares of US$0.50 arising from the HSBC Holdings savings-related share option plans, and the HSBC Share Plan are set out in the Directors’ Remuneration Report on pages 314 to 328. At 31 December 2008, the aggregate interests under the Securities and Futures Ordinance of Hong Kong of V H C Cheng, D J Flint, A A Flockhart, M F Geoghegan, S K Green and S T Gulliver in HSBC Holdings ordinary shares of US$0.50, including interests arising through employee share plans were: V H C Cheng – 791,228; D J Flint – 955,242; A A Flockhart – 558,559; M F Geoghegan - 2,211,264; S K Green – 2,456,279 and S T Gulliver – 3,536,102. Each Director’s total interests represents less than 0.033 per cent of the shares in issue.
2	V H C Cheng was appointed a Director on 1 February 2008 and A A Flockhart and S T Gulliver were appointed Directors on 1 May 2008.
3	Non-beneficial interest in 10,334 HSBC Holdings ordinary shares of US$0.50.
4	Non-beneficial.

     M F Geoghegan has an interest as beneficial owner in 280,000 ordinary shares of HK$5.00 each in Hang Seng Bank (representing less than 0.02 per cent of the shares in issue), which he held throughout the year.

     S K Green has an interest as beneficial owner in €75,000 of HSBC Holdings plc 5½ per cent Subordinated Notes 2009, which he held throughout the year.

     As Directors of HSBC France, S K Green and S T Gulliver each have an interest as beneficial owner in one share of €5 in that company (representing less than 0.01 per cent of the shares in issue). S K Green has held this interest throughout the year. S T Gulliver has held this interest since 1 January 2009. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of HSBC France.

     As Directors of HSBC Private Banking Holdings (Suisse), S K Green and S T Gulliver each have an interest as beneficial owner in one share of CHF1,000 in that company (representing less than 0.01 per cent of the shares in issue), which they held throughout the year. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of HSBC Private Banking Holdings (Suisse).

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Board of Directors > Directors’ interests // Employees > Involvement / Disabled / Remuneration policy

     No Directors held any short position as defined in the Securities and Futures Ordinance of Hong Kong in the shares and loan capital of HSBC and its associated corporations. Save as stated above, none of the Directors had an interest in any shares or debentures of HSBC or any associated corporation at the beginning or at the end of the year, and none of the Directors or members of their immediate families were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the year. Since the end of the year, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

Increase in Directors’ interests since 31 December 2008 HSBC Holdings ordinary shares of US$0.50
	Beneficial		Child under		Controlled			Beneficiary
	owner		18 or spouse		corporation	Trustee		of a trust	[1]

V H C Cheng	3,274	[2]	2,270	[2]	–	–		9,041
J D Coombe	245	[2]	–		–	–		–
D J Flint	1,696	[3]	–		–	571	[2]	15,367
A A Flockhart	3,180	[2]	–		–	–		7,092
M F Geoghegan	4,410	[2]	–		–	–		31,966
S K Green	11,147	[4]	–		–	–		32,981
S T Gulliver	–		8	[2]	–	–		23,161
G Morgan	974	[2]	–		–	–		–
S M Robertson	103	[2]	–		–	–		–
Sir Brian Williamson	453	[2]	–		–	–		–

1	Scrip dividend on awards held under the HSBC Share Plan.
2	Scrip dividend.
3	Comprises scrip dividend on shares held as beneficial owner (1,502 shares), the automatic reinvestment of dividend income by an Individual Savings Account or Personal Equity Plan manager (114 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (49 shares) and the automatic reinvestment of dividend income on shares held in the plan (31 shares).
4	Comprises scrip dividend on shares held as beneficial owner (11,067 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (49 shares) and the automatic reinvestment of dividend income on shares held in the plan (31 shares).

     Since the end of the year, the non-beneficial interests of J W J Hughes-Hallett as Trustee of two Trusts have decreased by 102,948 HSBC Holdings ordinary shares.

     There have been no other changes in the share and loan capital interests of the Directors from 31 December to the date of this Report. Any subsequent changes up to the last practicable date before the publication of the Notice of Annual General Meeting will be set out in the notes to that Notice.

     At 31 December 2008, Directors and Senior Management held, in aggregate, beneficial interests in 16,469,373 HSBC Holdings ordinary shares (0.14 per cent of the issued ordinary shares).

     At 31 December 2008, executive Directors and Senior Management held, in aggregate, options to subscribe for 937,862 HSBC Holdings ordinary shares under the HSBC Holdings Executive Share Option Scheme, HSBC Holdings savings-related share option plans, HSBC Holdings Group Share Option Plan and HSBC Finance: 1996 Long-Term Executive Incentive Compensation Plan. These options are exercisable between 2009 and 2015 at prices ranging from £5.3496 to £7.8710 and US$10.66 to US$21.37 per share.

Back to Contents

Employees

At 31 December 2008, HSBC employed 325,000 full and part-time employees worldwide, compared with 330,000 at 31 December 2007 and 312,000 at 31 December 2006. The main centres of employment are the UK with approximately 58,000 employees; the US 38,000, India 37,000, Hong Kong 30,000, Brazil 25,000, Mexico 20,000, mainland China 15,000 and France 11,000. HSBC negotiates with recognised unions. The five highest concentrations of union membership are in Argentina, Brazil, mainland China, Malta and Mexico. It is HSBC’s policy to maintain well-developed communications and consultation programmes with unions and there have been no material disruptions to its operations from labour disputes during the past five years.

     The first Group People Strategy was in place for 2008. This prioritised leadership and people capability in general, robust performance management complementing a market competitive reward strategy, and improving employee engagement. Particular emphasis was given in 2008 to increasing international mobility to broaden the internationalism and diversity of employee experience, and training was focused on risk awareness, change management, customer orientation and performance. There was significant improvement in employee engagement (see non-financial KPIs in page 19) and a key component of performance management was aligned objectives which were cascaded down from the Group Management Board level for the first time.

     HSBC continues to be committed to creating a diverse and inclusive work environment reflective of its customer base, international workforce, and communities in which it operates. It has a Group-wide strategy, with Group oversight, that aims to improve gender, ethnicity and age diversity to ensure the long-term sustainability of the organisation, taking into account strategic global demographic changes. There is a particular focus on increasing gender and ethnic diversity at senior management levels. Diversity initiatives are implemented at a country level taking local and national laws into account. Employee network groups and mentoring programmes are promoted and established, where possible, to facilitate open discussion of workplace issues for employees belonging to minority groups, and to foster an environment that celebrates diversity.

Employee involvement

HSBC continues to value open communication with its employees. Employees are encouraged to discuss operational and strategic issues, and ways of improving performance with their line manager. Open communication throughout the organisation is encouraged and opportunities to share individual perspectives are created through networking events, management blogs, international assignments and learning and development programmes. Information is regularly given to employees about employment matters and the financial and economic factors affecting HSBC’s performance. This is communicated via management channels, internal seminars, training programmes, in-house magazines and an intranet site accessible to the majority of HSBC’s employees worldwide. The Group’s Global People Survey in turn annually assesses employee engagement with HSBC.

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

Remuneration policy

As the quality and commitment of its human capital is deemed fundamental to HSBC’s success, the Board’s stated strategy is to attract, retain and motivate the very best people; this strategy is referenced to the overall business strategy and the commercial environment.

     In a business that is based on trust and relationships, HSBC’s broad policy is to recruit those who are committed to making a long-term career with the organisation since trust and relationships are built over time.

     Remuneration is an important component in people’s decisions on which company to join and to stay with, but it is not the overriding one. It is HSBC’s experience that people are attracted to an organisation with strong and sound values, one which is meritocratic and competitive, and which offers challenging career development; it is also this type of people that HSBC seeks to attract.

     In line with the overall principles applied to executive Directors by the Remuneration Committee as described on page 315 in the Directors’ Remuneration Report:

•	employees’ salaries are reviewed annually in the

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Employees > Share plans

context of business performance, market practice and internal relativities. Allowances and benefits are largely determined by local market practice;

•	employees participate in various variable pay arrangements. Discretionary variable pay is dependent on the achievement of objectives which derive from those determined at the Group level. Since 2008, these objectives typically cover four categories – Financial, Customer, Process and People. Targets which measure these objectives generally include profitability, expense control, customer recommendation, employee engagement, adherence to HSBC’s ethical standards, lending guidelines, internal controls and procedures, with an emphasis on risk management to maintain a strong and secure operating platform.
Actual levels of pay will depend on the performance of the Group, that of constituent businesses, and of the individual, taking into account competitive market practice.

•	to ensure that the interests of HSBC and its employees are aligned with those of its shareholders, and that HSBC’s approach to risk management supports the interests of all stakeholders, a proportion of variable pay awards above certain thresholds is required to be deferred into HSBC Restricted Shares. In addition, employees are encouraged to participate in HSBC Holdings savings-related share option plans and local share ownership arrangements.

Employee share plans

To help align the interests of employees with those of shareholders, share options are granted under all-employee share plans and discretionary awards of Performance Shares and Restricted Shares are made under the HSBC Share Plan. There have been no awards of discretionary share options since 30 September 2005.

     Set out on pages 304 to 311 are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted at nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled by HSBC during the year.

Employee share plans are subject to the

following limits on the number of HSBC Holdings ordinary shares that may be subscribed for. In any 10-year period not more than 10 per cent of the HSBC Holdings ordinary shares in issue from time to time (approximately 1,214 million HSBC Holdings ordinary shares at 2 March 2009) may in aggregate become issuable pursuant to the grant of options or be issued other than pursuant to options under all-employee share plans. In any 10-year period not more than 5 per cent of the HSBC Holdings ordinary shares in issue from time to time (approximately 607 million HSBC Holdings ordinary shares on 2 March 2009) may in aggregate be put under option under the HSBC Share Plan or be issuable pursuant to the HSBC Holdings Group Share Option Plan, the HSBC Executive Share Option Scheme, the HSBC Holdings Restricted Share Plan 2000 or the HSBC Share Plan. The number of HSBC Holdings ordinary shares that may be issued on exercise of all options granted on or after 27 May 2005 under the HSBC Share Plan and any other plans must not exceed 1,119,000,000 HSBC Holdings ordinary shares. Under the HSBC Holdings savings-related share option plans, the HSBC Share Plan, HSBC Holdings Group Share Option Plan and the HSBC Holdings Executive Share Option Scheme there were options outstanding over 231,257,004 HSBC Holdings ordinary shares at 31 December 2008. Particulars of options over HSBC Holdings shares held by Directors of HSBC Holdings are set out on page 326 of the Directors’ Remuneration Report.

     The effect on earnings per share of granting share options and share awards is shown in diluted earnings per share on the face of the consolidated income statement, with further details disclosed in the Earnings per share Note 13 on the Financial Statements. The effect on basic earnings per share of dilutive share options and share awards would be to dilute it by 1.2 per cent.

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

     Under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International the option exercise price is determined by reference to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20 per cent (except for the one-year options awarded under the US sub-plan where a 15 per cent discount is applied). The exercise period of the options awarded under all-employee share plans may be advanced to an earlier date in certain circumstances, for example on retirement, and may be extended in certain circumstances, for example on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period. The closing price per HSBC Holdings ordinary share on 29 April 2008, the day before options were awarded in 2008 under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International, was £8.71. The all-employee share option plans will terminate on 27 May 2015 unless the Directors resolve to terminate the plans at an earlier date.

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

HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	awarded	exercised		lapsed	31 December
award	price (£)	from	until	2008	during year	during year	[1]	during year	2008

2 May 2002	6.3224	1 Aug 2007	31 Jan 2008	86,920	–	63,438		23,482	–
23 Apr 2003	5.3496	1 Aug 2008	31 Jan 2009	10,402,796	–	9,900,129		131,349	371,318
21 Apr 2004	6.4720	1 Aug 2007	31 Jan 2008	132,967	–	90,953		42,014	–
21 Apr 2004	6.4720	1 Aug 2009	31 Jan 2010	4,941,092	–	65,740		227,458	4,647,894
24 May 2005	6.6792	1 Aug 2008	31 Jan 2009	3,522,870	–	3,190,140		132,372	200,358
24 May 2005	6.6792	1 Aug 2010	31 Jan 2011	4,938,431	–	49,280		338,748	4,550,403
26 Apr 2006	7.6736	1 Aug 2009	31 Jan 2010	3,817,398	–	30,546		627,424	3,159,428
26 Apr 2006	7.6736	1 Aug 2011	31 Jan 2012	3,062,172	–	14,045		411,234	2,636,893
25 Apr 2007	7.0872	1 Aug 2010	31 Jan 2011	5,767,372	–	20,411		1,041,305	4,705,656
25 Apr 2007	7.0872	1 Aug 2012	31 Jan 2013	4,075,471	–	6,641		513,887	3,554,943
30 Apr 2008	6.8160	1 Aug 2011	31 Jan 2012	–	7,169,605	843		435,469	6,733,293
30 Apr 2008	6.8160	1 Aug 2013	31 Jan 2014	–	6,142,429	277		194,292	5,947,860

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.38.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Employees > Share plans

HSBC Holdings Savings-Related Share Option Plan: International
HSBC Holdings ordinary shares of US$0.50
					Options at	Options	Options		Options	Options at
Date of	Exercise		Exercisable	Exercisable	1 January	awarded	exercised		lapsed	31 December
award	price		from	until	2008	during year	during year	[1]	during year	2008
	(£)

2 May 2002	6.3224		1 Aug 2007	31 Jan 2008	39,172	–	11,080		28,092	–
23 Apr 2003	5.3496		1 Aug 2008	31 Jan 2009	10,488	–	2,622		7,866	–
8 May 2003	5.3496		1 Aug 2008	31 Jan 2009	5,068,502	–	4,450,550		237,932	380,020
21 Apr 2004	6.4720		1 Aug 2007	31 Jan 2008	31,145	–	–		31,145	–
21 Apr 2004	6.4720		1 Aug 2009	31 Jan 2010	12,365	–	–		4,909	7,456
10 May 2004	6.4720		1 Aug 2007	31 Jan 2008	250,528	–	115,753		134,775	–
10 May 2004	6.4720		1 Aug 2009	31 Jan 2010	2,554,187	–	55,289		217,035	2,281,863
24 May 2005	6.6792		1 Aug 2008	31 Jan 2009	9,435,222	–	8,155,187		658,711	621,324
24 May 2005	6.6792		1 Aug 2010	31 Jan 2011	3,403,578	–	45,044		554,261	2,804,273
26 Apr 2006	7.6736		1 Aug 2007	31 Oct 2007	31,658	–	–		31,658	–
26 Apr 2006	7.6736		1 Aug 2009	31 Jan 2010	1,804,327	–	4,016		274,736	1,525,575
26 Apr 2006	7.6736		1 Aug 2011	31 Jan 2012	406,743	–	423		82,646	323,674
25 Apr 2007	7.0872		1 Aug 2008	31 Oct 2008	1,543,966	–	1,214,997		328,705	264
25 Apr 2007	7.0872		1 Aug 2010	31 Jan 2011	3,436,093	–	2,620		616,589	2,816,884
25 Apr 2007	7.0872		1 Aug 2012	31 Jan 2013	975,763	–	885		201,033	773,845
30 Apr 2008	6.8160		1 Aug 2009	31 Oct 2009	–	1,988,482	267		148,344	1,839,871
30 Apr 2008	6.8160		1 Aug 2011	31 Jan 2012	–	3,467,432	–		175,661	3,291,771
30 Apr 2008	6.8160		1 Aug 2013	31 Jan 2014	–	1,253,627	–		58,051	1,195,576

	(US$)
26 Apr 2006	13.3290		1 Aug 2007	31 Oct 2007	5,273	–	–		5,273	–
26 Apr 2006	13.3290		1 Aug 2009	31 Jan 2010	1,475,871	–	24,208		303,234	1,148,429
26 Apr 2006	13.3290		1 Aug 2011	31 Jan 2012	385,965	–	4,700		75,912	305,353
25 Apr 2007	14.7478	[2]	1 Aug 2008	31 Oct 2008	671,449	–	513,054		158,395	–
25 Apr 2007	13.8803		1 Aug 2008	31 Oct 2008	337,780	–	251,207		86,573	–
25 Apr 2007	13.8803		1 Aug 2010	31 Jan 2011	2,687,923	–	10,926		632,354	2,044,643
25 Apr 2007	13.8803		1 Aug 2012	31 Jan 2013	760,659	–	1,496		168,994	590,169
30 Apr 2008	14.4876[2]		1 Aug 2009	31 Oct 2009	–	615,822	–		66,288	549,534
30 Apr 2008	13.6354		1 Aug 2009	31 Oct 2009	–	425,697	–		26,231	399,466
30 Apr 2008	13.6354		1 Aug 2011	31 Jan 2012	–	1,979,660	294		142,021	1,837,345
30 Apr 2008	13.6354		1 Aug 2013	31 Jan 2014	–	537,563	–		30,357	507,206

	(€)
26 Apr 2006	11.0062		1 Aug 2007	31 Oct 2007	847	–	–		847	–
26 Apr 2006	11.0062		1 Aug 2009	31 Jan 2010	176,800	–	–		52,429	124,371
26 Apr 2006	11.0062		1 Aug 2011	31 Jan 2012	35,495	–	–		13,664	21,831
25 Apr 2007	10.4217		1 Aug 2008	31 Oct 2008	122,632	–	46,698		75,934	–
25 Apr 2007	10.4217		1 Aug 2010	31 Jan 2011	361,842	–	–		107,360	254,482
25 Apr 2007	10.4217		1 Aug 2012	31 Jan 2013	125,856	–	–		51,047	74,809
30 Apr 2008	8.6720		1 Aug 2009	31 Oct 2009	–	163,223	–		13,900	149,323
30 Apr 2008	8.6720		1 Aug 2011	31 Jan 2012	–	501,343	–		18,873	482,470
30 Apr 2008	8.6720		1 Aug 2013	31 Jan 2014	–	209,331	–		12,498	196,833

	(HK$)
26 Apr 2006	103.4401		1 Aug 2007	31 Oct 2007	1,961	–	–		1,961	–
26 Apr 2006	103.4401		1 Aug 2009	31 Jan 2010	3,891,154	–	10,582		1,569,459	2,311,113
26 Apr 2006	103.4401		1 Aug 2011	31 Jan 2012	1,024,842	–	7,221		443,256	574,365
25 Apr 2007	108.4483		1 Aug 2008	31 Oct 2008	2,108,126	–	1,747,467		360,659	–
25 Apr 2007	108.4483		1 Aug 2010	31 Jan 2011	4,481,255	–	12,548		2,100,755	2,367,952
25 Apr 2007	108.4483		1 Aug 2012	31 Jan 2013	1,332,074	–	4,137		651,814	676,123
30 Apr 2008	106.2478		1 Aug 2009	31 Oct 2009	–	2,941,862	–		1,243,237	1,698,625
30 Apr 2008	106.2478		1 Aug 2011	31 Jan 2012	–	4,174,635	412		1,417,928	2,756,295
30 Apr 2008	106.2478		1 Aug 2013	31 Jan 2014	–	1,380,594	–		420,900	959,694

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.32.
2	Exercisable at a 15 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date.

Back to Contents

Discretionary Share Plans

Note 10 on the Financial Statements gives detail on share-based payments, including awards of Performance Shares and Restricted Shares made in 2008.

     The HSBC Share Plan was approved at the 2005 Annual General Meeting. Awards of Performance Shares are made under this Plan to executive Directors and other senior executives. The performance conditions for awards of Performance Shares are described under ‘Long-term incentive plan’ on page 318.

     Awards of Performance Shares are directed to those senior executives who can influence corporate performance such as members of the Group Management Board.

     Awards of Restricted Shares are typically made to other employees based on individual performance, business performance and competitive market practice.

     Restricted Share awards define the number of shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment. To date, all awards of Performance Shares and Restricted Shares have been satisfied by the transfer of existing shares.

     Since September 2005, no awards of share options under the HSBC Share Plan have been granted. There may be particular circumstances in the future where option grants could be appropriate. No options were awarded under the HSBC Share Plan in 2008.

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

     Under the HSBC Holdings Executive Share Option Scheme the maximum value of options which could be granted to an employee in any one year was four times the employee’s relevant earnings.

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

     The exercise period of the options awarded under discretionary share incentive plans may be advanced to an earlier date in certain circumstances, for example on the sale of a business, or may be extended in certain circumstances, for example on the death of a participant the executors may exercise the option beyond the normal exercise period.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Employees > Share plans / Subsidiary share plans

HSBC Holdings Executive Share Option Scheme1
HSBC Holdings ordinary shares of US$0.50

					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	31 December
award	price (£)	from	until	2008	year	[2]	year	2008

16 Mar 1998	6.2767	16 Mar 2001	16 Mar 2008	427,641	414,141		13,500	–
29 Mar 1999	6.3754	3 Apr 2002	29 Mar 2009	9,794,913	2,872,548		64,352	6,858,013
10 Aug 1999	7.4210	10 Aug 2002	10 Aug 2009	91,058	19,958		–	71,100
31 Aug 1999	7.8710	31 Aug 2002	31 Aug 2009	4,000	–		–	4,000
3 Apr 2000	7.4600	3 Apr 2003	3 Apr 2010	7,920,930	743,938		146,099	7,030,893

1	The HSBC Holdings Executive Share Option Scheme expired on 26 May 2000. No options have been granted under the Scheme since that date.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.47.

HSBC Holdings Group Share Option Plan1
HSBC Holdings ordinary shares of US$0.50

					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	31 December
award	price (£)	from	until	2008	year	[2]	year	2008

4 Oct 2000	9.6420	4 Oct 2003	4 Oct 2010	306,641	–		7,625	299,016
23 Apr 2001	8.7120	23 Apr 2004	23 Apr 2011	27,166,097	245,744		772,167	26,148,186
30 Aug 2001	8.2280	30 Aug 2004	30 Aug 2011	153,518	5,750		–	147,768
7 May 2002	8.4050	7 May 2005	7 May 2012	29,562,689	512,200		680,556	28,369,933
30 Aug 2002	7.4550	30 Aug 2005	30 Aug 2012	354,600	3,450		210,500	140,650
2 May 2003	6.9100	2 May 2006	2 May 2013	28,957,295	2,548,099		548,952	25,860,244
29 Aug 2003	8.1300	29 Aug 2006	29 Aug 2013	394,784	13,010		14,130	367,644
3 Nov 2003	9.1350	3 Nov 2006	3 Nov 2013	4,069,800	–		458,000	3,611,800
30 Apr 2004	8.2830	30 Apr 2007	30 Apr 2014	53,842,886	375,872		2,779,812	50,687,202
27 Aug 2004	8.6500	27 Aug 2007	27 Aug 2014	312,000	–		12,800	299,200
20 Apr 2005	8.3620	30 Apr 2008	20 Apr 2015	7,095,295	30,000		404,525	6,660,770

1	The HSBC Holdings Group Share Option Plan expired on 26 May 2005. No options have been granted under the Plan since that date.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.59.

HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	31 December
award	price (£)	from	until	2008	year	year	2008

21 Jun 2005	8.794	21 Jun 2008	21 Jun 2009	449,455	–	224,728	224,727
30 Sep 2005	9.170	30 Sep 2008	30 Sep 2015	74,985	–	–	74,985

Subsidiary company share plans

HSBC France and subsidiary company

When it was acquired in 2000, HSBC France and one of its subsidiary companies, HSBC Private Bank France, operated employee share option plans under which options could be granted over their respective shares. No further options will be granted under either of these companies’ plans. The following are details of outstanding options to acquire shares in HSBC France and HSBC Private Bank France.

Back to Contents

HSBC France
Shares of €5

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (€)	from	until	2008	during year	[1]	during year	2008	[1]

29 Apr 1998	73.48	7 Jun 2000	29 Apr 2008	100,379	100,379		–	–
7 Apr 1999	81.71	7 Jun 2000	7 Apr 2009	304,402	120,775		–	183,627
12 Apr 2000	142.50	1 Jan 2002	12 Apr 2010	604,250	–		–	604,250

1	Following exercise of the options, the HSBC France shares will be exchanged for HSBC Holdings ordinary shares in the same ratio as for the acquisition of HSBC France (13 HSBC Holdings ordinary shares for each HSBC France share). At 31 December 2008, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 8,790,276 HSBC Holdings ordinary shares which may be exchanged for HSBC France shares arising from the exercise of these options.

HSBC Private Bank France
Shares of €2

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (€)	from	until	2008	during year	[1]	during year	2008	[1]

21 Dec 1999	10.84	21 Dec 2000	21 Dec 2009	33,250	7,000		–	26,250
10 Mar 2000	12.44	27 Jun 2004	31 Dec 2010	20,626	–		–	20,626
15 May 2001	20.80	15 May 2002	15 May 2011	141,525	–		–	141,525
1 Oct 2002	22.22	2 Oct 2005	1 Oct 2012	145,575	–		–	145,575

1	Following exercise of the options, the HSBC Private Bank France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 1.83 HSBC Holdings ordinary shares for each HSBC Private Bank France share. At 31 December 2008, The CCF Employee Benefit Trust 2001 held 943,142 HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of these options.

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

     At 31 December 2008, the HSBC (Household) Employee Benefit Trust 2003 held 1,687,279 HSBC Holdings ordinary shares and 196,455 American Depositary Shares, each of which represents five HSBC Holdings ordinary shares, which may be used to satisfy the exercise of employee share options.

HSBC Finance: 1996 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2008	during year	[1]	during year	2008

1 Jul 1998	19.21	1 Jul 1999	1 Jul 2008	80,250	–		80,250	–
9 Nov 1998	13.71	9 Nov 1999	9 Nov 2008	841,566	245,375		596,191	–
17 May 1999	16.99	17 May 2000	17 May 2009	334,375	–		–	334,375
31 Aug 1999	13.96	31 Aug 2000	31 Aug 2009	300,938	–		–	300,938
8 Nov 1999	16.96	8 Nov 2000	8 Nov 2009	4,250,577	–		–	4,250,577
30 Jun 2000	15.70	30 Jun 2001	30 Jun 2010	26,846	–		–	26,846
8 Feb 2000	13.26	8 Feb 2001	8 Feb 2010	66,875	–		–	66,875
13 Nov 2000	18.40	13 Nov 2001	13 Nov 2010	5,728,514	–		–	5,728,514
12 Nov 2001	21.37	12 Nov 2002	12 Nov 2011	7,571,322	–		–	7,571,322
20 Nov 2002	10.66	20 Nov 2003	20 Nov 2012	2,454,298	12,038		40,125	2,402,135

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.34.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Employees > Subsidiary share plans / Compensation

HSBC Finance: 1996 Long-Term Executive Incentive Compensation Plan1
HSBC Holdings ordinary shares of US$0.50

			Rights at	Rights		Rights	Rights at
Date of	Vesting	Vesting	1 January	vested		lapsed	31 December
award	from	until	2008	during year	[2]	during year	2008

2 Dec 2002	2 Dec 2005	2 Dec 2007	1,784	1,784		–	–
2 Jan 2003	2 Jan 2006	2 Jan 2008	447	447		–	–
15 Jan 2003	15 Jan 2006	15 Jan 2008	10,480	10,480		–	–
3 Feb 2003	3 Feb 2006	3 Feb 2008	2,906	2,906		–	–
14 Feb 2003	14 Feb 2006	14 Feb 2008	49,134	49,134		–	–
3 Mar 2003	3 Mar 2006	3 Mar 2008	447	447		–	–

1	Awards of Restricted Stock Rights which represent a right to receive shares for nil consideration if the employee remains in the employment of HSBC Finance at the date of vesting.
2	The weighted average closing price of the shares immediately before the dates on which rights vested was £8.56.

Renaissance Holdings, Inc: Amended and Restated 1997 Incentive Plan
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2008	during year	[1]	during year	2008

1 Jan 1998	1.25	1 Jan 1999	1 Jan 2008	1,424	–		1,424	–
1 Oct 1998	1.74	1 Oct 1999	1 Oct 2008	803	–		803	–
1 Jan 1999	2.24	1 Jan 2000	1 Jan 2009	5,024	5,024		–	–

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.25.

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

     All outstanding options over Bank of Bermuda shares vested on completion of the acquisition. The following are details of options to acquire shares in HSBC Holdings. At 31 December 2008, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 1,877,056 HSBC Holdings ordinary shares which may be used to satisfy the exercise of these options.

Bank of Bermuda: Executive Share Option Plan 1997
HSBC Holdings ordinary shares of US$0.50

				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (US$)	from	until	2008	during year	during year	2008

1 Jul 1998	9.61	1 Jul 1999	1 Jul 2008	67,813	–	67,813	–
23 Feb 1999	7.40	23 Feb 2000	23 Feb 2009	4,904	–	–	4,904
3 Aug 1999	7.10	3 Aug 2000	3 Aug 2009	7,634	–	–	7,634
4 Feb 2000	7.21	4 Feb 2001	4 Feb 2010	31,678	–	–	31,678
1 Jun 2000	7.04	1 Jun 2001	1 Jun 2010	61,649	–	–	61,649
31 Jul 2000	10.11	31 Jul 2001	31 Jul 2010	27,744	–	–	27,744
11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	53,943	–	–	53,943

Back to Contents

Bank of Bermuda: Share Option Plan 2000
HSBC Holdings ordinary shares of US$0.50

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	31 December
award	price (US$)	from	until	2008	during year	[1]	during year	2008

11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	134,857	–		–	134,857
6 Feb 2001	16.41	6 Feb 2002	6 Feb 2011	573,191	1,466		15,372	556,353
29 Mar 2001	15.39	29 Mar 2002	29 Mar 2011	270	–		–	270
16 Apr 2001	15.57	16 Apr 2002	16 Apr 2011	539	–		–	539
6 Jun 2001	18.35	6 Jun 2002	6 Jun 2011	8,091	–		–	8,091
16 Jul 2001	16.87	16 Jul 2002	16 Jul 2011	14,930	–		–	14,930
28 Aug 2001	15.39	28 Aug 2002	28 Aug 2011	13,486	–		–	13,486
26 Sep 2001	12.79	26 Sep 2002	26 Sep 2011	353,891	3,695		–	350,196
30 Jan 2002	15.60	30 Jan 2003	30 Jan 2012	1,226	–		–	1,226
5 Feb 2002	16.09	5 Feb 2003	5 Feb 2012	756,739	3,548		12,730	740,461
10 Jul 2002	15.84	10 Jul 2003	10 Jul 2012	12,260	–		–	12,260
4 Feb 2003	10.69	4 Feb 2004	4 Feb 2013	133,042	4,138		–	128,904
21 Apr 2003	11.85	21 Apr 2004	21 Apr 2013	6,833	–		–	6,833

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.15.

Bank of Bermuda: Directors’ Share Option Plan HSBC Holdings ordinary shares of US$0.50
				Options at	Options	Options	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	31 December
award	price (US$)	from	until	2008	during year	during year	2008

22 Sep 1999	8.02	22 Sep 2000	22 Sep 2009	3,082	–	–	3,082
20 Sep 2000	11.31	20 Sep 2001	20 Sep 2010	4,046	–	–	4,046
28 Mar 2001	15.76	28 Mar 2002	28 Mar 2011	12,811	–	–	12,811
3 Apr 2002	16.01	3 Apr 2003	3 Apr 2012	24,520	–	–	24,520
30 Apr 2003	12.23	30 Apr 2004	30 Apr 2013	4,904	–	–	4,904

Employee compensation and benefits

Note 8 on the Financial Statements gives details about employee compensation and benefits including pension plans.

     Set out below is information in respect of the five individuals whose emoluments were the highest in HSBC for the year ended 31 December 2008.

Emoluments of 5 highest paid employees

£000

Basic salaries, allowances and benefits in kind	1,059
Pension contributions	74
Bonuses paid or receivable	16,386
Inducements to join paid or receivable	16,050

Total	33,569

Total (US$000)	61,567

     Their emoluments were within the following bands:

Number of
Employees

£2,600,001 – £2,700,000	1
£2,800,001 – £2,900,000	1
£3,200,001 – £3,300,000	1
£11,000,001 – £11,100,000	1
£13,700,001 – £13,800,000	1

     The aggregate remuneration of Directors and Senior Management for the year ended 31 December 2008 was US$49,835,745.

     The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for Directors and Senior Management for the year ended 31 December 2008 was US$1,916,120.

     Executive Directors and members of Senior Management are generally subject to notice periods of up to 12 months and a normal retirement age of 65.

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Corporate sustainability / Dividends, shareholders and meetings

Corporate sustainability

Sustainability at HSBC is about the Group’s long-term approach to managing economic, social and environmental issues that are within its influence. First and foremost, this is about achieving sustainable profit growth so that HSBC can continue to reward shareholders and employees, build long-lasting relationships with customers and suppliers, and invest in the business and in the communities where the Group operates, for future growth.

     This is central to the Group’s strategy and acknowledges that HSBC’s continuing financial success depends, in part, on its ability to identify and address non-financial considerations which are material to the business, and to mitigate the risks and maximise the opportunities arising from them.

Corporate Sustainability Committee

Sustainability at HSBC is embedded into the business and is overseen by the Corporate Sustainability Committee of the HSBC Holdings Board.

     The Corporate Sustainability Committee is responsible for advising the HSBC board, committees of the board and executive management on corporate sustainability policies, including environmental, social and ethical issues. At an operational level, these issues are managed on a day-to-day basis primarily by Group Human Resources, Group Risk and Group Corporate Sustainability.

     The terms of reference of the Committee are available at www.hsbc.com/boardcommittees. The members of the Committee throughout 2008 were W K L Fung (appointed Chairman on 30 May 2008) and Sir Mark Moody-Stuart, each of whom is a non-executive Director, G V I Davis and Lord May, who are non-director members of the Committee. Lord Butler retired as a Director of HSBC Holdings and ceased to be a member of the Committee on 30 May 2008. N R N Murthy was appointed a member of the Committee on 21 November 2008.

     There were four meetings of the Corporate Sustainability Committee during 2008. Following each meeting, the Committee reports to the Board on its activities.

Sustainability at HSBC

HSBC understands the business imperative of investing in its employees, the communities it serves and the environment it relies on. The Group’s priorities are the long-term development and engagement of its employees, increasing its understanding of risk arising from environmental, social or reputational issues and investing in education and entrepreneurship to allow communities to build capacity and individuals to thrive.

     HSBC focuses its environmental initiatives primarily on addressing and responding to issues associated with climate change including energy, water management and biodiversity. Social initiatives are centred on helping to support education and on enabling access to financial services to the world’s poor.

     Climate change has the potential to have a material impact on HSBC’s customers and therefore on HSBC’s long-term success. In 2008, HSBC built on its understanding and expertise on responding to climate change and Lord Stern continued to advise the Group Chairman on economic development and climate change. HSBC was one of the first financial institutions to adopt the Climate Principles, a voluntary framework for action on climate change that covers all areas of financial services.

     HSBC also participates in the Prince of Wales’ Accounting for Sustainability project which seeks to develop systems to help public and private sector organisations account more accurately for the wider social and environmental costs of their activities.

Sustainability risk

HSBC’s approach to managing sustainability risk is detailed on page 254.

Social and community investment

HSBC focuses its community investment activity on education and the environment because HSBC believes these are fundamental to building and developing communities and are prerequisites for economic growth. In 2008, HSBC made charitable donations totalling US$102 million (2007: US$101 million). Around half of the annual donation is channelled to education programmes and 25 per cent to environmental projects. The remainder is spent on country specific projects, disaster relief and matching staff contributions. No political donations were made during the year.

     HSBC’s global education programme focuses on three major themes – financial literacy, disadvantaged children and environmental education. The global environmental programme is the HSBC Climate Partnership, a five year US$100 million commitment to working with The Climate Group, Earthwatch, Smithsonian Tropical Research Institute and WWF on tackling climate change.

Back to Contents

     HSBC reports on its sustainability strategy and progress annually in the HSBC Sustainability Report which is verified by an external auditor and prepared using the Global Reporting Initiative. PricewaterhouseCoopers has been appointed for the 2008 reporting period and will verify the Group sustainability strategy and governance structure, the content of the report, carbon neutrality status and adherence to the Equator Principles. The HSBC Sustainability Report 2008 will be issued on 22 May 2009 and will be available at www.hsbc.com/sustainability

Health and safety

The maintenance of appropriate health and safety standards throughout HSBC remains a key responsibility of all managers and HSBC is committed to proactively managing all health and safety risks associated with its business. HSBC’s objectives are to identify, remove, reduce or control material risks of fires and of accidents or injuries to employees and visitors.

     Group standards, instructions and related policies and procedures are set by Group Corporate Real Estate and implemented by Health, Safety and Fire Co-ordinators (‘HSFCs’) based in each country in which HSBC operates. The HSFC may call upon regional and Group resource by way of support at any time.

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

Supplier payment policy

The Company does not currently subscribe to any code or standard on payment practice. It is the Company’s policy, however, to settle terms of payment with those suppliers when agreeing the terms of each transaction, to ensure that those suppliers are made aware of the terms of payment, and to abide by the terms of payment.

     It is HSBC Holdings’ practice to organise payment to its suppliers through a central accounts payable function operated by its subsidiary, HSBC Bank. Included in the balance with HSBC Bank is the amount due to trade creditors which, at 31 December 2008, represented 22 days’ average daily purchases of goods and services received from such creditors, calculated in accordance with the Companies Act 1985, as amended by Statutory Instrument 2007/3495.

Dividends, shareholders and meetings

Dividends for 2008

First, second and third interim dividends for 2008, each of US$0.18 per ordinary share, were paid on 9 July 2008, 8 October 2008 and 14 January 2009 respectively. Note 12 on the Financial Statements gives more information on the dividends declared in 2008. On 2 March 2009, the Directors declared a fourth interim dividend for 2008 of US$0.10 per ordinary share in lieu of a final dividend, which will be payable on 6 May 2009 in cash in US dollars, or in sterling or Hong Kong dollars at exchange rates to be determined on 27 April 2009, with a scrip dividend alternative. As the fourth interim dividend for 2008 was declared after the balance sheet date it has not been included as a creditor at 31 December 2008. The reserves available for distribution at 31 December 2008 are US$18,838 million.

     A quarterly dividend of US$15.50 per 6.20 per cent non-cumulative US dollar preference share, Series A (‘Series A dollar preference share’), equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A dollar preference share, was paid on 17 March, 16 June, 15 September and 15 December 2008.

Dividends for 2009

The proposed timetable for interim dividends in respect of 2009 on the ordinary shares of US$0.50 is set out in the Shareholder Information section on page 448.

     A quarterly dividend of US$15.50 per Series A dollar preference share (equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A dollar preference share) was declared on 11 February 2009 for payment on 16 March 2009.

Communication with shareholders

Communication with shareholders is given high priority. Extensive information about HSBC’s activities is provided in the Annual Report and

Back to Contents

H S B C H O L D I N G S P L C

Report of the Directors: Governance (continued)

Dividends, shareholders and meetings // Directors’ Remuneration Report > Remuneration Committee / Overall principles

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

Notifiable interests in share capital

As at 2 March 2009, the following disclosures of major holdings of voting rights have been made (and have not been amended or withdrawn) to the Company pursuant to the requirements of the Financial Services Authority Disclosure and Transparency Rule 5:

•	Barclays PLC gave notice on 17 April 2007 that it had an indirect interest on 16 April 2007 in 518,233,657 HSBC Holdings ordinary shares, representing 4.47 per cent of the ordinary shares in issue at that date.

•	Legal & General Group Plc gave notice on 18 April 2008 that it had a direct interest on 16 April 2008 in 593,425,216 HSBC Holdings ordinary shares, representing 5.00 per cent of the ordinary shares in issue at that date and gave notice on 21 April 2008 that on 18 April 2008 its holding of HSBC ordinary shares fell below 5.00 per cent of the ordinary shares in issue at that date.

     As at 31 December 2008, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong, The Royal Bank of Scotland Group plc had given notice that on 2 December 2008 it had a long position of 606,742,842 HSBC Holdings ordinary shares, representing 5.01 per cent of the ordinary shares in issue, a short position of 532,705,395 HSBC Holdings ordinary shares, representing 4.40 per cent of the ordinary shares in issue and a lending pool of 11,562,000 HSBC Holdings ordinary shares, representing 0.10 per cent in ordinary shares in issue. Since 31 December 2008, The Royal Bank of Scotland Group plc has given notice that on 9 January 2009 it had a long position of 552,481,458 HSBC Holdings ordinary shares, representing 4.56 per cent of the ordinary shares in issue, a short position of 507,430,390 HSBC Holdings ordinary shares, representing 4.19 per cent of the ordinary shares in issue and a lending pool of 15,919,328, representing 0.13 per cent in ordinary shares in issue.

     In compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited at least 25 per cent of the total issued share capital of HSBC Holdings has been held by the public at all times during 2008 and up to the date of this Report.

Dealings in HSBC Holdings shares

Except for dealings as intermediaries by HSBC Bank, HSBC Financial Products (France) and The Hongkong and Shanghai Banking Corporation, which are members of a European Economic Area exchange, neither HSBC Holdings nor any subsidiary has bought, sold or redeemed any securities of HSBC Holdings during the year ended 31 December 2008.

Annual General Meeting

The Annual General Meeting of HSBC Holdings will be held at the Barbican Hall, Barbican Centre, London EC2 on 22 May 2009 at 11.00am.

     An informal meeting of shareholders will be held at Level 28, 1 Queen’s Road Central, Hong Kong on Tuesday 19 May 2009 at 4.30pm.

     Resolutions to receive the Annual Report and Accounts, approve the Directors’ Remuneration Report, re-elect Directors and reappoint KPMG Audit Plc as Auditor will be submitted to the Annual General Meeting. KPMG Audit Plc has expressed its willingness to continue in office and the Group Audit Committee and the Board have recommended that KPMG Audit Plc be reappointed. Resolutions will also be submitted to the Annual General Meeting to renew the authorities for the allotment of shares, the disapplication of pre-emption rights and the purchase of ordinary shares. In addition, resolutions will be proposed to seek approval for changes to the Articles of Association and to continue to be able to call general meetings (other than Annual General Meetings) on 14 days’ notice.

     A live webcast of the Annual General Meeting will be available on www.hsbc.com. From shortly after the conclusion of the Meeting until 30 June 2009 a recording of the proceedings will be available on www.hsbc.com.

On behalf of the Board
S K Green, Group Chairman	2 March 2009

Back to Contents

H S B C H O L D I N G S P L C

Directors’ Remuneration Report

Remuneration Committee

The Remuneration Committee meets regularly to consider human resource issues, particularly terms and conditions of employment, remuneration and retirement benefits. Within the authority delegated by the Board, the Committee is responsible for approving the remuneration policy of HSBC including the terms of bonus plans, share plans and other long-term incentive plans and for agreeing the individual remuneration packages of executive Directors and other senior Group employees taking into account the pay and conditions across the Group. No Directors are involved in deciding their own remuneration.

     Following each meeting the Committee reports to the Board on its activities. The terms of reference of the Committee are available at www.hsbc.com/boardcommittees.

     The members of the Remuneration Committee throughout 2008 were Sir Mark Moody-Stuart (Chairman), J D Coombe and G Morgan. At the conclusion of the Annual General Meeting on 30 May 2008 W S H Laidlaw became a member of the Committee.

     There were seven meetings of the Remuneration Committee during 2008. The table on page 291 gives details of Directors’ attendance at these meetings.

     The Committee appointed Deloitte LLP and Mercer Limited to provide independent advice on executive remuneration issues during the year. Towers Perrin has been appointed by the Committee to provide remuneration data. As global firms, these firms also provided other consulting services to various parts of HSBC. Other consultants are used from time to time to advise on specific issues. During the year the Group Chief Executive provided regular briefings to the Committee. The Committee received advice from the Group Managing Director, Human Resources, A Almeida and the Head of Group Performance and Reward, J Beadle.

Overall principles

A global reward strategy for the Group was approved by the Remuneration Committee in 2007. This strategy provided a framework for the Remuneration Committee in carrying out its responsibilities during the year and includes the following key elements:

•	An assessment of reward with reference to clear and relevant objectives set within a balanced scorecard framework. This framework facilitates a rounded approach to objective setting. Under this framework, objectives are set under four categories – Financial, Process (including risk mitigation), Customer and People. Whilst the achievement of financial objectives is very important, the other objectives relating to efficiency and risk mitigation, customer development and the productivity of the Group’s human capital are also key to financial performance and the development and sustainability of the Group over the short and medium term;

•	A focus on total compensation (salary, bonus and the value of long term incentives) with variable pay (namely bonus and the value of long term incentives) differentiated by performance;

•	The use of considered discretion to assess the extent to which performance has been achieved rather than applying a formulaic approach which, by its nature, may encourage inappropriate risk taking and cannot cover all scenarios;

•	A significant proportion of variable pay being deferred into HSBC Holdings Restricted Shares to tie recipients to the future performance of the Group and to retain key talent; and

•	A total remuneration package (salary, bonus, long-term incentive awards and other benefits) which is competitive in relation to comparable organisations in each of the markets in which HSBC operates.

Back to Contents
H S B C H O L D I N G S P L C

Directors’ Remuneration Report (continued)

Application / HSBC performance and market context / Executive Directors’ remuneration > Salary / Annual bonus

     The Committee also takes into account environmental, social and governance aspects when determining executive Directors’ remuneration and oversees senior management incentive structures to ensure that such structures take account of possible inadvertent consequences from these aspects.

Application to executive Directors

A number of specific changes to remuneration policy for executive Directors and other senior executives were made in 2007 and communicated to shareholders in the 2008 Directors’ Remuneration Report. These changes, which are described in this report, were made to ensure closer alignment with HSBC’s business strategy. They take into account competitive market practice and follow through the Group’s global reward strategy for this senior executive population.

     In order to ensure that executive Directors’ remuneration packages are competitive, having regard to the market in which the Company competes for executive talent, the Remuneration Committee determined to consider market data from a defined remuneration comparator group. This initial group comprised nine global financial services companies, namely Banco Santander, Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Royal Bank of Scotland, Standard Chartered and UBS. These companies were selected on the basis of their broadly similar business coverage, size and international scope, and are subject to annual review for continuing relevance.

     Executive Director salaries are targeted at the median of the remuneration comparator group, with an opportunity for top quartile total compensation through variable pay for higher levels of performance. The actual positioning of total compensation will depend on the performance of the Group and individual performance assessed against a combination of financial and non-financial objectives within an annual balanced scorecard.

     The performance-related aspects of the remuneration package consist of a bonus of up to 400 per cent of salary and Performance Share awards with a face value of up to 700 per cent of salary. Taking into account the expected value of awards, the performance-related elements of pay make up around 80 per cent of the total remuneration package. Annual bonus payments and Performance Share awards are not pensionable.

     A significant proportion of total compensation will be delivered in HSBC Holdings shares. Share ownership guidelines were increased for executive

Directors and other senior executives to achieve further alignment with shareholder interests.

     The above approach applies to all executive Directors with the exception of the Group Chairman, S K Green, whose variable compensation since 2007 has, at his request, been delivered exclusively through awards of Performance Shares and is thus no longer eligible to receive annual bonus payments; and S T Gulliver, whose variable compensation arrangements take into account wholesale banking market practice.

     The approach will be carefully and regularly reviewed during 2009 to take account of the volatile and challenging market conditions (see following section on HSBC Performance and Market Context) and, where appropriate, shareholders will be consulted on any proposed changes in policy. Any changes will also be described in future Directors’ Remuneration Reports.

     The application of this policy to each component of executive Directors’ remuneration for 2008 is outlined in more detail below.

HSBC performance and market context

The last year was one of unprecedented volatility and turbulence in the global financial services sector which has continued into 2009. In determining remuneration levels for 2008 and considering approaches to remuneration for 2009, the Committee was mindful of this global market context. In this volatile market environment it is difficult to appropriately apply measures such as total shareholder return and earnings per share, and it is particularly important to take account of risk from a short and medium term perspective.

     Within this market context, HSBC’s overall financial and non-financial performance was relatively strong in comparison to its peers.

     The key achievements of the Group during 2008, with reference to its objectives set under the relevant balanced scorecard categories, are summarised below.

     The financial objectives included a cost efficiency target ratio which, excluding the writing off of goodwill in the US, was met and improved on compared to 2007. Profit growth, as measured by earnings per share (‘EPS’), and return on capital, as measured by return on average total shareholder equity (‘ROE’), did not meet the targets set and were lower than the prior year, although the Group’s performance in these aspects relative to its peers remained strong.

Back to Contents

     Process objectives focused on efficiency and qualitative measures which, in themselves, impact financial performance and mitigate risk. Although the Group did not meet its target to reduce operational losses as a percentage of revenue, the overall management of risk mitigation was judged to be strong, taking into account sound relationships with global regulatory bodies and the global investment community.

     The Group improved its customer development score compared to the prior year, as measured by customer recommendation and brand health in its Personal Financial Services businesses and met its overall 2008 target relating to brand health. Both were assisted by a significant increase in intra-group referrals.

     Regarding the Group’s human capital, HSBC exceeded its 2008 employee engagement target as measured in a global staff survey. All regions and businesses improved their engagement scores compared to 2007 and the Group’s 2008 score also exceeded the sector and global norms despite the challenging market environment. Some 316,000 (93 per cent) of staff worldwide participated in the 2008 survey, a 5 per cent increase on the prior year. This high and improving level of participation evidences alignment of employees to the Group.

Management of risk

Since 2008 the Group’s Risk function has been involved in the approval of relevant incentive plans. Within the Group’s wholesale businesses, where appropriate, specific conditionality will be applied to the release of HSBC Restricted Shares issued by way of deferred bonuses. From 2009, the concept of imputing the cost of capital in the determination of bonus funding will be expanded progressively across the Group, starting with the Group’s wholesale businesses. Further information relating to the Group’s approach to risk management is set out on pages 191 to 192.

Executive Director remuneration

Salary

The Committee reviews salary levels for executive Directors each year.

     Given the relative positioning of current salaries against the remuneration comparator group, no increases in salaries were made in 2008 other than to reflect promotions to the Board.

     For 2009, there will be no increase to salaries for executive Directors. A similar approach has been adopted for other executives across the Group other than in exceptional circumstances.

     The table below shows salaries in 2008 and with effect from 1 March 2009.

	Salary

	2009	2008
	£000	£000

D J Flint	700	700
M F Geoghegan	1,070	1,070
S K Green	1,250	1,250
S T Gulliver[1]	800	800

	HK $ 000	HK $000

V H C Cheng[1]	9,300	9,300
A A Flockhart[1]	8,000	8,000

1	V H C Cheng joined the Board on 1 February 2008 and A A Flockhart and S T Gulliver on 1 May 2008. The salaries shown above represent the full year equivalent salary for these individuals.

Annual bonus

In determining annual bonus awards, the Committee took into account the extent to which the Group’s annual objectives had been met under the balanced scorecard approach, the Group’s absolute and relative performance compared to its peers, and competitive market practice where discernable. The consequence of this is a material fall in bonus awards across the Group in 2008.

     Within the policy parameters described above in the section Application to executive Directors, the Committee has determined that no cash bonuses will be paid to executive Directors for 2008. Instead, any bonuses will be in the form of HSBC Holdings Restricted Shares with vesting deferred for three years.

     As noted above the Group Chairman, S K Green, is, at his request, no longer eligible to receive an annual bonus payment. In line with this, no bonus award is being made to him in respect of 2008. In view of general conditions in the financial markets, the Group Chief Executive, M F Geoghegan, the Group Finance Director, D J Flint, and the Chief Executive of Global Banking and Markets and HSBC Global Asset Management, S T Gulliver, have requested that they not be considered for a bonus in respect of 2008. The Remuneration Committee has therefore decided, in spite of the performance of HSBC and the wholesale businesses in relation to its comparators, not to award these individuals a deferred bonus.

     Other executive Directors have been awarded bonuses in deferred form in line with performance under the balanced scorecard framework and the

Back to Contents
H S B C H O L D I N G S P L C

Directors’ Remuneration Report (continued)

Executive Directors’ remuneration > Annual bonus / Long-term incentive plan overall performance of the Group, as set out above, as well as their own part of the business.

     For executive Directors with responsibility for Asia, performance against financial objectives was mixed. Whilst the target for return on equity was met, overall 2008 profitability did not meet its target. Performance against Process, Customer and People objectives was stronger and this included high customer recommendation and employee engagement scores.

     For Global Banking and Markets, although the financial targets for 2008 were not met, the business remained profitable and relative performance against its peers was strong. Performance against Process, Customer and People objectives was strong and included high employee engagement scores and improved positions within global markets league tables.

     The bonus awards, which are shown in the table below, have been fully deferred into HSBC Holdings Restricted Shares, issued under the HSBC Share Plan, with a vesting date three years from the date of the award. Bonus awards made in 2008, in respect of performance in 2007 are shown for reference.

	Cash bonus

	2009	2008
	£000	£000

D J Flint[1]	–	800
M F Geoghegan[1]	–	2,140
S K Green[2]	–	1,750
S T Gulliver[1]	–	5,592

	HK$000	HK$000
V H C Cheng	–	23,864

	US$000	US$000
A A Flockhart	–	2,598

	Restricted Share Awards

	2009	2008
	£000	£000

D J Flint[1]	–	–
M F Geoghegan[1]	–	–
S K Green[2]	–	–
S T Gulliver[1]	–	3,600

	HK$000	HK$000
V H C Cheng	18,533	9,832
A A Flockhart[3]	18,705	–

	US$000	US$000
A A Flockhart[3]	–	1,184

1	M F Geoghegan, D J Flint and S T Gulliver requested that they not be considered for a bonus in respect of 2008.
2	At the Chairman’s request, he is no longer eligible to receive an annual bonus payment.
3	The change in currency for A A Flockhart reflects a change of expatriate terms. The 2008 figure is on a gross equivalent basis.

Long-term incentive plan

Under the HSBC Share Plan, executive Directors, as with other participants in the Plan, are eligible to receive awards of Performance Shares with a face value at grant of up to a maximum of seven times salary. The performance conditions associated with these awards are detailed in the next section, ‘Arrangements from 2008’.

     No awards of Performance Shares have been made to date in 2009. Awards may be granted later in 2009, taking into account performance and the market context at the time.

     The face and expected values of individual awards made in 2008, in respect of the prior 2007 performance year, are shown for reference.

	2008

	Face value	Expected value	[1]
	£000	£000

D J Flint	3,182	1,305
M F Geoghegan	7,477	3,066
S K Green	8,750	3,587
S T Gulliver	473	194

	HK$000	HK$000
V H C Cheng	17,231	7,065

	US$000	US$000
A A Flockhart	2,172	890

1	41 per cent of the face value for the 2008 award.

Arrangements from 2008

The performance measures for the long-term incentive awards of Performance Shares under the HSBC Share Plan were amended last year following approval by shareholders at the 2008 Annual General Meeting.

     From 2008, the vesting of awards is based on three independent performance measures and an overriding ‘sustained improvement’ judgement by the Committee. The three Group measures are relative total shareholder return (40 per cent of the award); economic profit (40 per cent of the award); and growth in earnings per share (‘EPS’) (20 per cent of the award).

     These measures provide a basis on which to measure HSBC’s absolute and relative performance over the long-term taking into account an external measure of value creation, a measure of the extent to which the return on capital invested in HSBC is in excess of a benchmark return and a direct measure of the profits generated for shareholders.

Back to Contents

     Awards will not vest unless the Remuneration Committee is satisfied that HSBC Holdings’ financial performance has shown a sustained improvement in the period since the award date. In determining whether HSBC Holdings has achieved such sustained improvement the Remuneration Committee will take account of all relevant factors, in particular, comparisons against the TSR comparator group in areas such as revenue growth and mix, cost efficiency, credit performance, cash return on cash invested, dividend performance and TSR.

     The performance conditions are measured over a three year performance period and awards forfeited to the extent that they have not been met.

     The performance measures and the targets described below apply for awards made in 2008. The Remuneration Committee will review annually whether the performance targets remain appropriate and challenging, or should be recalibrated, for awards made thereafter, taking into account factors such as economic expectations, the industry’s outlook and shareholders’ interests. The Committee will consult in accordance with institutional shareholder guidelines on any further changes proposed to the nature of the performance measures and their percentage split referred to above.

TSR award

TSR is measured against a comparator group comprising the largest global banks in the world as well as other banks against which HSBC competes for business on a regional and/or local level. These companies are:

Banco Bradesco	HBOS
Banco Itau	ICBC
Banco Santander	JP Morgan Chase
Bank of America	Lloyds Banking Group
Bank of China	National Australia Bank
Barclays	Royal Bank of Canada
BBVA	Royal Bank of Scotland
BNP Paribas	Société Générale
Citigroup	Standard Chartered
Credit Suisse Group	UBS
DBS Group	UniCredito Italiano
Deutsche Bank	Wells Fargo
Fortis	Wachovia

     During 2008, HBOS and Wachovia merged with other banks in the comparator group. The Committee determined that the comparator group will remain large enough to be statistically valid and as such it was not necessary to introduce any replacement banks.

     To reflect the fact that the range of market capitalisations within the comparator group is very wide, a free float market capitalisation (‘FFMC’) weighted method is used to calculate TSR performance. Under this approach, HSBC’s outperformance of the comparator group will be calculated by dividing the total FFMC of all of the companies that HSBC has outperformed in terms of TSR by the total FFMC of all of the companies in the comparator group.

     The extent to which the TSR award will vest will be determined as follows:

If HSBC’s TSR outperforms	Proportion of TSR Award
companies comprising	vesting[1]
75 per cent of the total FFMC	100%
50 per cent of the total FFMC	20%
< 50 per cent of the total FFMC	nil

1	Vesting will occur in a straight line between 20 per cent and 100 per cent where HSBC’s performance falls between these incremental steps.

     In line with the commitment made to shareholders in 2008, the Remuneration Committee reviewed the methodology and concluded that it continues to be appropriate. The Committee then wrote to HSBC Holdings’ sixty largest shareholders advising them of this conclusion and offering them the opportunity to comment.

Economic profit award

Economic Profit (‘EP’) is calculated as the average annual difference between return on invested capital and the Group’s benchmark cost of capital and is expressed as a percentage. EP is a key measure of shareholder value creation as it rewards management progressively to the extent that the return on the capital invested in HSBC by its shareholders is in excess of a threshold return, which itself exceeds the Group’s benchmark cost of capital.

     For the awards made in 2008 the benchmark cost of capital is 10 per cent. Return on invested capital is based on the profit attributable to shareholders as defined in the Annual Report and Accounts.

     The extent to which the EP award will vest will be determined as follows:

Average annual EP over	Proportion of EP Award
three years	vesting[1]
8 per cent or above	100%
< 3 per cent	nil

1	Vesting will occur in a straight line between 0 per cent and 100 per cent where HSBC’s performance falls between these incremental steps.

Back to Contents
H S B C H O L D I N G S P L C

Directors’ Remuneration Report (continued)

Executive Directors’ remuneration > Long-term incentive plan / Funding

Earnings per share award

Growth in Earnings per Share (EPS) is measured on a point to point basis, by comparing EPS in the third financial year of the performance period with EPS in the financial year preceding that in which the award is made. This approach is aimed at simplifying the use of EPS as a performance measure and takes into account feedback received during consultation with institutional shareholders.

EPS growth in Year 3 over	Proportion of EPS
the base EPS	award vesting[1]
28 per cent or above	100%
16 per cent	20%
< 16 per cent	nil

1	Vesting will occur in a straight line between 20% and 100% where HSBC’s performance falls between these incremental steps.

     If events occur which cause the Remuneration Committee to consider that a performance condition has become unfair or impractical in either direction, the right is reserved to the Remuneration Committee, if it considers it appropriate to do so, to amend, relax or waive the condition.

     Awards will vest in full, immediately in cases of death. In the event of redundancy, retirement on grounds of injury or ill health and where a participant ceases to be employed by HSBC due to a company ceasing to be part of HSBC, awards will normally vest at the end of the vesting period on a time-apportioned basis to the extent that the performance conditions have been satisfied. In the event of a change of control, awards will normally vest immediately and on a time-apportioned basis to the extent that the performance conditions have been satisfied. Awards will normally be forfeited if the participant is dismissed for cause or resigns from HSBC. In all circumstances the Committee retains discretion to ensure fair and reasonable treatment.

Arrangements from 2005 to 2007

Vesting of the awards of Performance Shares made under the HSBC Share Plan from 2005 to 2007 is based on two independent measures, relative TSR and growth in EPS. The performance conditions are measured over a three-year performance period and awards forfeited to the extent that they have not been met. The vesting of 50 per cent of the awards is based on TSR and the remaining 50 per cent on growth in EPS.

TSR award

The comparator group of 28 banks for the TSR award comprises the largest banks in the world,

on the basis of their market capitalisation, their geographic spread and the nature of their activities:

ABN AMRO[1]	Mitsubishi UFJ Financial Group[2]
Banco Santander	Mizuho Financial Group
Bank of America	Morgan Stanley
Bank of New York	National Australia Bank
Barclays	Royal Bank of Canada
BBVA	Royal Bank of Scotland
BNP Paribas	Société Générale
Citigroup	Standard Chartered
Crédit Agricole	UBS
Credit Suisse Group	UniCredito Italiano
Deutsche Bank	US Bancorp
HBOS[1]	Wachovia[1]
JP Morgan Chase	Wells Fargo
Lloyds Banking Group	Westpac Banking Corporation

1	ABN AMRO, HBOS and Wachovia have delisted since the start of the performance period for the 2006 and 2007 awards. These comparators have been replaced from the point of delisting by Fortis, Commonwealth Bank of Australia and Toronto Dominion Bank respectively.
2	Mitsubishi UFJ Financial Group, Inc was previously known as Mitsubishi Tokyo Financial Group prior to the acquisition of UFJ Holdings on 1 October 2005.

     The extent to which the TSR award will vest will be determined on a sliding scale based on HSBC’s relative TSR ranking, measured over the three years, against the comparator group as shown below:

If HSBC’s performance	Proportion of TSR Award
matches	vesting[1]

Banks ranking 1st to 7th	100%
Bank ranking 8th	90%
Bank ranking 9th	80%
Bank ranking 10th	70%
Bank ranking 11th	60%
Bank ranking 12th	50%
Bank ranking 13th	40%
Bank ranking 14th	30%
Banks ranking below 14th	nil

1	Vesting will occur in a straight line where HSBC’s performance falls between these incremental steps.

Earnings per share award

The method for calculating EPS growth is described below. This is in line with the approach described in the 2005, 2006 and 2007 Directors’ Remuneration Reports, as well as in the circular containing the Notice of Annual General Meeting for 2005.

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

Back to Contents
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

Illustration of incremental EPS of 51 per cent over three years.

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

     Awards will vest in full immediately in cases of death. In the event of redundancy, retirement on grounds of injury or ill health, early retirement by agreement, normal retirement and where a participant ceases to be employed by HSBC due to a company ceasing to be part of HSBC, awards will normally vest at the end of the vesting period on a time-apportioned basis to the extent that the performance conditions have been satisfied. In the event of a change of control, awards will normally vest immediately and on a time-apportioned basis to the extent that the performance conditions have been satisfied. Awards will normally be forfeited if the participant is dismissed for cause or resigns from HSBC. In all circumstances the Committee retains discretion to ensure fair and reasonable treatment.

Arrangements from 2002 to 2004

Between 2002 and 2004, awards of Performance Shares were made under the HSBC Holdings Restricted Share Plan 2000. Vesting was based on HSBC’s relative TSR performance over a three-year period from the date of the award, with full vesting of awards and transfer of shares to participants being no earlier than the fifth anniversary of the date of award.

     Only one set of awards (the 2003 award) was outstanding at the start of 2008. At the second and final re-test of this award the performance targets were not met and therefore the award lapsed.

Funding

The dilution limits set out in the HSBC share plans comply with the Association of British Insurers’ guidelines. The Company’s policy to date is to fund long-term incentive awards of Performance Shares and Restricted Shares under the HSBC Share Plan through employee benefit trusts which undertake market purchases of HSBC Holdings’ shares.

Back to Contents
H S B C H O L D I N G S P L C

Directors’ Remuneration Report (continued)

Executive Directors’ remuneration > TSR / Pensions / Guidelines / Service contracts / Other directorships // Non-executive Directors > Fees

Total shareholder return

Pursuant to the Directors’ Remuneration Report Regulations 2002, the graph below shows HSBC’s TSR performance against the FTSE 100 Index, for the five-year period ended 31 December 2008. The FTSE 100 Index has been chosen as this is a recognised broad equity market index of which HSBC Holdings is a member.

HSBC TSR and FTSE 100 Index

Source: IDC

Pensions

The normal retirement age for executive Directors is 65 with the exception of V H C Cheng, where no retirement age is specified in keeping with local legislation. The pension entitlements of the executive Directors for 2008 are set out on page 324.

Share ownership guidelines

To ensure appropriate alignment with shareholders HSBC operates a formal share ownership policy, expressed as a number of shares, for executive Directors and the Group Managing Directors. The Committee considers that material share ownership by executives creates a community of interest between the leadership and shareholders.

     To demonstrate further alignment with shareholders the share ownership guidelines were significantly increased from 2008.

     Under the guidelines, the shareholding is expected to be achieved within five years of the executive’s appointment or three years from the date of approval of amendments to the HSBC Share Plan on 30 May 2008, whichever is the later.

     The executive Directors and Group Managing Directors are now required to build and retain the following shareholdings.

	Number of shares[1]

		held at 31
		December
	to be held	2008

V H C Cheng	200,000	386,948
D J Flint	200,000	109,122
A A Flockhart	200,000	238,639
M F Geoghegan	600,000	477,434
S K Green	600,000	667,421
S T Gulliver	200,000	3,230,453
Group Managing Directors	125,000	–	[2]

1	For the purposes of the guidelines, unvested awards of Restricted Shares held in employee benefit trusts are included. Unvested Performance Share awards are excluded.
2	A majority of the Group Managing Directors exceed the expected holdings; where the holdings are below, the executives are within five years of their appointment and working towards the expected level.

     The Remuneration Committee will monitor compliance annually. The Committee will have full discretion in determining any penalties in cases of non-compliance, which could include a reduction of future awards of long-term incentives and/or an increase in the proportion of the annual bonus that is deferred into shares.

Service contracts

HSBC’s policy is to employ executive Directors on one-year rolling contracts although longer initial terms may be approved by the Remuneration Committee if considered appropriate. The Remuneration Committee will, consistent with the best interests of the Group, seek to minimise termination payments.

     S K Green, M F Geoghegan, V H C Cheng, D J Flint, A A Flockhart and S T Gulliver have rolling service contracts with a notice period of 12 months for either party.

     In the event of early termination of employment other than for cause, of S K Green, M F Geoghegan, V H C Cheng, D J Flint, A A Flockhart or S T Gulliver, HSBC is entitled to make a payment in lieu of notice equal to base salary, pension entitlements and other benefits.

     D J Flint, AA Flockhart and S T Gulliver will be eligible to be considered for a bonus on termination of employment by HSBC other than for cause.
S T Gulliver will also be eligible to be considered for a bonus upon termination of employment by either party within 12 months following a change of control.

     On termination of employment by HSBC, other than for cause (or termination by either party within 12 months following a change of control), S K Green and M F Geoghegan will be eligible for a bonus calculated as not less than the average of the

Back to Contents

previous two years of bonus payments received, pro-rated for any part year worked to termination.

Dates of service contracts – executive Directors

Contract date

V H C Cheng	29 August 2008
D J Flint	14 October 2008
A A Flockhart	2 December 2008
M F Geoghegan	29 February 2008
S K Green	28 February 2008
S T Gulliver	5 September 2008

Other directorships

Executive Directors, if so authorised by either the Nomination Committee or the Board, may accept appointments as non-executive directors of suitable companies which are not part of HSBC. Approval will not be given for executive Directors to accept a non-executive directorship of more than one FTSE 100 company nor the chairmanship of such a company. When considering a non-executive appointment, the Nomination Committee or Board will take into account the expected time commitment of such appointment. The time commitment for executive Directors’ external appointments will be reviewed as part of the annual Board review. Any remuneration receivable in respect of an external appointment is normally paid to HSBC, unless otherwise approved by the Remuneration Committee. D J Flint has elected to donate his fees as a non-executive Director of BP p.l.c. to charity.

Non-executive Directors

Non-executive Directors are appointed for fixed terms not exceeding three years, subject to their re-election by shareholders at Annual General Meetings. Non-executive directors have no service contract and are not eligible to participate in HSBC’s share plans. Current non-executive Directors’ terms of appointment will expire as follows:

•	in 2010, R A Fairhead, W K L Fung, Sir Mark Moody-Stuart and G Morgan;

•	in 2011, S A Catz, J D Coombe, J L Dúran, J W J Hughes-Hallett, W S H Laidlaw and N R N Murthy; and

•	in 2012, S M Robertson and Sir Brian Williamson.

J R Lomax and J L Thornton were appointed non-executive Directors with effect from
1 December 2008 and M K T Cheung was appointed a non-executive Director with effect from 1 February 2009. Subject to their re-election by shareholders at the Annual General Meeting in 2009, their terms of appointment will expire in 2012.

Fees

Non-executive Directors’ fees are regularly reviewed and compared with other large international companies. The current fee, which was approved by shareholders in 2006, is £65,000 per annum.

     A fee of £30,000 per annum is payable to the senior independent non-executive Director. In addition, non-executive Directors receive the following fees for service on Board Committees:

Fees – non-executive Directors

Chairman, Audit Committee	£50,000 p.a.
Member, Audit Committee	£20,000 p.a.

During 2008, 8 meetings of the Group Audit Committee were held.

Chairman, Remuneration Committee	£40,000 p.a.
Member, Remuneration Committee	£20,000 p.a.

During 2008, 7 meetings of the Remuneration Committee were held.

Chairman, Nomination Committee	£30,000 p.a.
Member, Nomination Committee	£20,000 p.a.

During 2008, 5 meetings of the Nomination Committee were held.

Chairman, Corporate Sustainability Committee	£30,000 p.a.
Member, Corporate Sustainability Committee	£20,000 p.a.

During 2008, 4 meetings of the Corporate Sustainability
Committee were held.

Back to Contents
H S B C H O L D I N G S P L C

Directors’ Remuneration Report (continued)

Directors emoluments / Pensions

Directors’ emoluments

The emoluments of the Directors of HSBC Holdings for 2008 were as follows:

					Benefits				Total	Total
	Fees	Salary	Allowance	[1]	in kind	[2]	Bonuses	[3]	2008	2007
	£000	£000	£000		£000		£000		£000	£000
Executive Directors
V H C Cheng[4]	–	534	67		545		–		1,146	–
D J Flint	–	700	385		22		–		1,107	1,878
A A Flockhart[5]	–	229	–		355		–		584	–
M F Geoghegan	–	1,070	535		62		–		1,667	3,536
S K Green	–	1,250	–		15		–		1,265	3,012
S T Gulliver[5]	–	533	–		14		–		547	–
Non-executive Directors
Lord Butler[6]	40	–	–		–		–		40	103
S A Catz[5]	43	–	–		–		–		43	–
J D Coombe	105	–	–		–		–		105	105
Baroness Dunn[6]	35	–	–		–		–		35	85
J L Durán[7]	65	–	–		–		–		65	–
R A Fairhead	127	–	–		–		–		127	103
W K L Fung[8]	122	–	–		–		–		122	122
J W J Hughes-Hallett	105	–	–		–		–		105	97
W S H Laidlaw[7]	77	–	–		–		–		77	–
J R Lomax[9]	5	–	–		–		–		5	–
Sir Brian Moffat[6]	35	–	–		–		–		35	110
Sir Mark Moody-Stuart	125	–	–		–		–		125	125
G Morgan	85	–	–		–		–		85	77
N R N Murthy[5]	45	–	–		–		–		45	–
S W Newton[10]	66	–	–		–		–		66	77
S M Robertson	115	–	–		–		–		115	94
J L Thornton[9,11]	89	–	–		–		–		89	–
Sir Brian Williamson	95	–	–		–		–		95	91

Total[12]	1,379	4,316	987		1,013		–		7,695	9,738

Total (US$000)[12]	2,529	7,916	1,810		1,858		–		14,113	19,493

1	Executive allowance paid to fund personal pension arrangements.
2	Benefits in kind for executive Directors include provision of company car, medical insurance, other insurance cover, accountancy advice and travel assistance. V H C Cheng and A A Flockhart receive housing and other benefits in kind that are normal within the location in which they are employed.
3	These discretionary bonuses are in respect of 2008. See page 318 for comparison with 2007.
4	Appointed a Director on 1 February 2008.
5	Appointed a Director on 1 May 2008.
6	Retired as a Director on 30 May 2008.
7	Appointed a Director on 1 January 2008.
8	Includes fees as a non-executive Director of The Hongkong and Shanghai Banking Corporation.
9	Appointed a Director on 1 December 2008.
10	Retired as a Director on 10 October 2008.
11	Includes fees as non-executive Chairman of HSBC North America Holdings Inc.
12	Total emoluments for 2007 include the emoluments of Directors who retired in that year.

Pensions

V H C Cheng ceased membership of, and accrual of benefits under, the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme – Defined Benefit Section on 31 July 2008. The rules of the Scheme provide for a lump sum payment of benefit (rather than an annual pension) and Mr Cheng received a cash retirement benefit payment of HKD46,614,583 on 3 September 2008 in respect of reaching the age of 60, the normal retirement age under the Scheme. Mr Cheng’s accrued benefit and its transfer value under the Scheme at 31 December 2007 was HKD32,906,250 and the increase of the accrued benefit and transfer value during 2008 (less personal contributions) was HKD13,708,333. As Mr Cheng has ceased membership of the Scheme, no accrued benefit or transfer value remained in the Scheme at 31 December 2008. The employer contribution to Mr Cheng’s retirement benefits Scheme for the period 1 January 2008 to 31 July 2008 was HKD626,250.

     With effect from 1 August 2008 Mr Cheng has been a member of the Hong Kong Special Administrative Region Mandatory Provident Fund

Back to Contents

(‘MPF’) and receives an executive allowance of 25 per cent of annual basic salary, less the mandatory contributions to the MPF by both the employer and employee, to fund personal pension arrangements. The mandatory employer contribution to the MPF in respect of Mr Cheng for the period 1 August 2008 to 31 December 2008 was HKD5,000.

     D J Flint receives an executive allowance of 55 per cent of annual basic salary to fund personal pension arrangements.

     A A Flockhart left the International Staff Retirement Benefits Scheme on 30 November 2008. With effect from 2 December 2008 employer contributions equivalent to 40 per cent of annual basic salary are now made to a personal pension plan in respect of Mr Flockhart. During 2008, employer contributions of HKD258,000 were paid into this plan.

     Mr Geoghegan receives an executive allowance of 50 per cent of annual basic salary to fund personal pension arrangements. In 2008, an employer contribution was made to the HSBC Asia Holdings Pension Plan of £225,000 from a bonus sacrifice in respect of 2007 (in 2007, an employer contribution of £215,000 was made arising entirely from a bonus sacrifice in respect of 2006). There were no other employer contributions made to this plan.

     S K Green ceased membership of the HSBC Bank (UK) Pension Scheme on 5 April 2006. Since 6 April 2006, Mr Green has been entitled to receive benefits from an Employer Funded Retirement Benefits Scheme which together with entitlements from the HSBC Bank (UK) Pension Scheme will provide benefits to Mr Green that would be broadly comparable to an accrual rate of one-thirtieth of pensionable salary for each year of pensionable service.

     S T Gulliver left the International Staff Retirement Benefits Scheme on 31 March 2006. Employer contributions equivalent to 30 per cent of annual basic salary are now made to a personal pension plan in respect of Mr Gulliver. During 2008, employer contributions of £225,000 were paid into this plan.

										Transfer value
										(less personal
			Increase in					Increase of		contributions) at
			accrued	Transfer		Transfer		transfer value		31 December 2008
	Accrued	Increase in	pension	value		value		of accrued		relating to increase
	annual	accrued	during 2008,	of accrued		of accrued		pension (less		in accrued pensions
	pension at	pension	excluding	pension at		pension at		personal		during 2008,
	31 December	during	any increase	31 December		31 December		contributions)		excluding any
	2008	2008	for inflation	2007	[1]	2008	[1]	in 2008	[1]	increase for inflation	[1]
	£000	£000	£000	£000		£000		£000		£000

A A Flockhart[2]	254	25	15	4,467		4,644		161		238
S K Green	669	42	10	12,780		17,716	[3]	4,936	[3]	272
S T Gulliver[4]	138	11	5	2,716		2,749		33		95

1	The transfer value represents a liability of HSBC’s pension funds and not a sum paid or due to the individual; it cannot therefore meaningfully be added to annual remuneration.
2	A A Flockhart left the International Staff Retirement Benefits Scheme (‘ISRBS’) on 30 November 2008. The ISRBS retains a liability for a contingent spouse’s pension equal to £126,000 per annum as at 31 December 2008. Mr Flockhart made personal contributions to the ISRBS amounting to £16,000 during the year.
3	During 2008, the Trustee of the HSBC Bank (UK) Pension Scheme decided to change the basis used to calculate transfer values from the Scheme for all Scheme members, in order to allow for lower expectations of future investment returns and improved longevity. The impact of this is reflected in the increase in the transfer value of accrued pension. If the Trustee had not changed the transfer value basis, the change in transfer value during 2008 would have been £2.48 million (£1.698 million during 2007).
4	S T Gulliver left the ISRBS on 31 March 2006. The ISRBS retains a liability for a contingent spouse’s pension equal to £61,000 per annum as at 31 December 2008.

     The unfunded pension payments tabulated below, in respect of which provision has been made, were made during 2008 to five former Directors of HSBC Holdings.

     The payments in respect of R Delbridge and Sir Brian Pearse were made by HSBC Bank plc as former Directors of that bank. The payment in respect of C F W de Croisset was made by HSBC France as a former Director of that bank.

	2008	2007
	£	£

B H Asher	97,752	93,812
C F W de Croisset	221,100	194,077
R Delbridge	140,601	134,934
Sir Brian Pearse	58,632	56,269
Sir William Purves	103,481	99,310

	621,566	578,402

Back to Contents
H S B C H O L D I N G S P L C

Directors’ Remuneration Report (continued)

Share plans

Share plans

At 31 December 2008, the undernamed Directors held Performance Share awards, Restricted Share awards and options to acquire the number of HSBC Holdings ordinary shares set against their respective names.

HSBC Holdings savings-related share option plans
HSBC Holdings ordinary shares of US$0.50

						Options held
						at 1 January					Options
						2008 or date		Options	Options		held at
	Date of	Exercise	Exercisable		Exercisable	appointed if		awarded	exercised		31 December
	award	price (£)	from	[1]	until	later		during year	during year		2008

V H C Cheng[2]	23 Apr 2003	5.3496	1 Aug 2008		31 Jan 2009	3,070	[3]	–	3,070	[3]	–
D J Flint	25 Apr 2007	7.0872	1 Aug 2012		31 Jan 2013	2,310		–	–		2,310
A A Flockhart[4]	25 Apr 2007	7.0872	1 Aug 2010		31 Jan 2011	1,332		–	–		1,332
S K Green	23 Apr 2003	5.3496	1 Aug 2008		31 Jan 2009	3,070		–	3,070	[5]	–

The HSBC Holdings savings-related share option plans are all-employee share plans under which eligible HSBC employees may be granted options to acquire HSBC Holdings ordinary shares. Employees may make contributions of up to £250 (or equivalent) each month over a period of one, three or five years which may be used on the first, third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. The plans help align the interests of employees with the creation of shareholder value and, as such, exercise of the options is not subject to any performance conditions. The options were awarded for nil consideration and are exercisable at a 20 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date. No options lapsed during the year. There are no performance criteria conditional upon which the outstanding options are exercisable and there have been no variations to the terms and conditions since the awards were made. The market value of the ordinary shares at 31 December 2008 was £6.62. The highest and lowest market values during the year were £9.2775 and £6.1225. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	Appointed a Director on 1 February 2008.
3	At the date of exercise, 8 August 2008, the market value per share was £8.5850.
4	Appointed a Director on 1 May 2008.
5	At the date of exercise, 22 December 2008, the market value per share was £6.1225.

Awards of Performance Shares
 HSBC Holdings Restricted Share Plan 2000

HSBC Holdings ordinary shares of US$0.50

			Awards held
		Year in	at 1 January	Awards
		which	2008 or date	held at
	Date of	awards	appointed if	31 December
	award	may vest	later	2008	[1]

V H C Cheng[2]	5 Mar 2003	2008	55,028	–
D J Flint	5 Mar 2003	2008	136,192	–
M F Geoghegan	5 Mar 2003	2008	63,558	–
S K Green	5 Mar 2003	2008	136,192	–

Vesting of these awards was subject to the achievement of corporate performance conditions. Under the Securities and Futures Ordinance of Hong Kong, interests held through the HSBC Holdings Restricted Share Plan 2000 were categorised as the interests of a beneficiary of a trust.

1	The corporate performance conditions were not met and, under the rules of the Plan, the awards (including additional shares arising from scrip dividends) held by: V H C Cheng, 55,028 shares; D J Flint, 137,568 shares; M F Geoghegan, 64,200 shares; and S K Green, 137,568 shares, were forfeited on 4 April 2008. The awards held by A A Flockhart, 27,514 shares; and S T Gulliver, 55,028 shares, who were appointed as Directors on 1 May 2008, were also forfeited on 4 April 2008. As a consequence, the fourth interim dividend for 2007 did not accrue on these forfeited share awards.
2	Appointed a Director on 1 February 2008.

Back to Contents

Awards of Performance Shares
 HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50
				Awards made during		Awards vested during
			Awards	year or since date		year or since date
			held at	appointed if later[1]		appointed if later[2]
		Year in	1 January					Awards
		which	2008 or date					held at 31
	Date of	awards	appointed		Monetary		Monetary	December
	award	may vest	if later	Number	value	Number	value	2008	[3]
					£000		£000

V H C Cheng[4]	27 May 2005	2008	91,824	–	–	47,002	405	–	[5]
	6 Mar 2006	2009	88,534	–	–	–	–	92,689
	5 Mar 2007	2010	172,636	–	–	–	–	180,739
	3 Jun 2008	2011	–	129,325	1,103	–	–	130,852

D J Flint	27 May 2005	2008	194,796	–	–	100,721	868	–	[5]
	6 Mar 2006	2009	175,296	–	–	–	–	185,378
	5 Mar 2007	2010	256,029	–	–	–	–	270,755
	3 Jun 2008	2011	–	372,940	3,182	–	–	377,343

A A Flockhart[6]	27 May 2005	2008	779	–	–	779	7	–	[5]
	6 Mar 2006	2009	66,401	–	–	–	–	69,518
	5 Mar 2007	2010	114,998	–	–	–	–	120,395
	3 Jun 2008	2011	–	127,174	1,085	–	–	128,675

M F Geoghegan	27 May 2005	2008	259,728	–	–	134,295	1,157	–	[5]
	6 Mar 2006	2009	219,121	–	–	–	–	231,724
	5 Mar 2007	2010	581,884	–	–	–	–	615,351
	3 Jun 2008	2011	–	876,408	7,477	–	–	886,755

S K Green	27 May 2005	2008	324,659	–	–	167,868	1,446	–	[5]
	6 Mar 2006	2009	273,900	–	–	–	–	289,653
	5 Mar 2007	2010	436,413	–	–	–	–	461,513
	3 Jun 2008	2011	–	1,025,584	8,750	–	–	1,037,692

S T Gulliver[6]	27 May 2005	2008	1,559	–	–	1,559	14	–	[5]
	6 Mar 2006	2009	110,667	–	–	–	–	115,861
	5 Mar 2007	2010	127,730	–	–	–	–	133,725
	3 Jun 2008	2011	–	55,409	473	–	–	56,063

Vesting of these Performance Share awards is subject to the achievement of the corporate performance conditions set out on pages 318 to 319. Under the Securities and Futures Ordinance of Hong Kong, interests held through the HSBC Share Plan are categorised as the interests of a beneficiary of a trust.

1	At the date of the award, 3 June 2008, the market value per share was £8.56. The shares acquired by the Trustee of the Plan were purchased at an average price of £8.53173.
2	The Earnings Per Share element of the performance conditions was met and that element of the Performance Share Awards vested on 1 April 2008, when the market value per share was £8.61, as follows: V H C Cheng, 45,911 shares; D J Flint, 98,382 shares, M F Geoghegan, 131,176 shares; and S K Green, 163,970 shares. The awards held by A A Flockhart (32,794) shares, and S T Gulliver (65,587) shares, who were appointed as Directors on 1 May 2008, also vested on 1 April 2008. Awards representing the fourth interim dividend for 2007 vested on 7 May 2008, when the market value per share was £8.875, as follows: V H C Cheng, 1,091 shares; D J Flint, 2,339 shares; A A Flockhart, 779 shares; M F Geoghegan, 3,119 shares; S K Green, 3,898 shares; and S T Gulliver, 1,559 shares. The market value per share on the date of the award, 27 May 2005, was £8.68.
3	Includes additional shares arising from scrip dividends.
4	Appointed a Director on 1 February 2008.
5	The Total Shareholder Return element of the performance conditions was not met and, under the terms of the Plan, that element of the Performance Share awards held by: V H C Cheng, 45,913 shares; D J Flint, 98,383 shares; M F Geoghegan, 131,177 shares; and S K Green, 163,971 shares was forfeited on 2 April 2008. The awards held by A A Flockhart, 32,795 shares; and S T Gulliver, 65,589 shares, who were appointed as Directors on 1 May 2008, were also forfeited on 2 April 2008. As a consequence, the fourth interim dividend for 2007 did not accrue on the forfeited shares.
6	Appointed a Director on 1 May 2008.

Back to Contents
H S B C H O L D I N G S P L C

Directors’ Remuneration Report (continued)

Share plans // Statement of Directors’ Responsibilities

Awards of Restricted Shares
HSBC Share Plan

HSBC Holdings ordinary shares of US$0.50
					Awards made during			Awards vested during
					year or since date			year or since date
		Year in		Awards	appointed if later			appointed if later		Awards
		which		held						held at 31
	Date of	awards		on date			Monetary		Monetary	December
	award	may vest		appointed	Number		value	Number	value	2008	[2]
							£000		£000

V H C Cheng[3]	3 Mar 2008	2011		–	82,295	[1]	646	–	–	86,158

A A Flockhart[4]	31 Oct 2007	2010		51,167	–		–	–	–	53,568
	3 Mar 2008	2011		11,929	–		–	–	–	12,488

S T Gulliver[4]	6 Mar 2006	2009	[5]	143,677	–		–	–	–	150,421
	5 Mar 2007	2009-2010	[5]	305,591	–		–	–	–	319,934
	3 Mar 2008	2009-2011	[5]	458,708	–		–	–	–	480,237

Vesting of Restricted Share awards is normally subject to the Director remaining an employee on the vesting date. The vesting date may be advanced to an earlier date in certain circumstances, e.g. death or retirement. Under the Securities and Futures Ordinance of Hong Kong, interests held through the HSBC Share Plan are categorised as the interests of a beneficiary of a trust.

1	At the date of the award, 3 March 2008, the market value per share was £7.90. The shares acquired by the Trustee of the Plan were purchased at an average price of £7.848143.
2	Includes additional shares arising from scrip dividends.
3	Appointed a Director on 1 February 2008.
4	Appointed a Director on 1 May 2008.
5	33 per cent of the award vests on each of the first and second anniversaries of the date of the award, with the balance vesting on the third anniversary of the date of the award.

On behalf of the Board	2 March 2009

Sir Mark Moody-Stuart, Chairman of Remuneration Committee

Back to Contents
H S B C H O L D I N G S P L C

Statement of Directors’ Responsibilities in respect of the Annual Report and Accounts 2008 and the Financial Statements

The following statement, which should be read in conjunction with the Auditor’s statement of their responsibilities set out in their report on pages 330 and 331, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditor in relation to the financial statements.

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

     The Directors are required to prepare the financial statements on the going concern basis unless it is not appropriate. Since the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future, the financial statements continue to be prepared on the going concern basis.

     The Directors have responsibility for ensuring that sufficient accounting records are kept that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985.

     The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities. Under applicable law and regulations, the Directors also have responsibility for preparing a Directors’ Report, Directors’ Remuneration Report and the Corporate Governance statement on pages 281 to 314 that comply with that law and those regulations.

     The Directors have responsibility for the maintenance and integrity of the Annual Report and Accounts as they appear on the company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

     The Directors, the names of whom are set out in the Report of Directors: Governance section on page 281 of this Annual Report, confirm to the best of their knowledge:

•	the consolidated financial statements, which have been prepared in accordance with IFRSs as issued by the IASB and in accordance with rule 4.1.12(3)(a) of the Disclosure and Transparency Rules, have been prepared in accordance with the applicable set of accounting standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole; and

•	the Management Report represented by the Directors’ Report has been prepared in accordance with rule 4.1.12(3)(b) of the Disclosure and Transparency Rules, and includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that the Group faces.

On behalf of the Board, S K Green Group Chairman	2 March 2009

Back to Contents
H S B C H O L D I N G S P L C

Report of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of HSBC Holdings plc

We have audited the accompanying consolidated financial statements of HSBC Holdings plc and its subsidiary undertakings (together HSBC) on pages 333 to 447 which comprise the consolidated balance sheets as of 31 December 2008 and 2007, and the related consolidated income statements, consolidated cash flow statements and consolidated statements of recognised income and expense, for each of the years in the three-year period ended 31 December 2008, including the disclosures marked ‘audited’ within the critical accounting policies on pages 61 to 66, ‘Report of the Directors: Impact of Market Turmoil’ section on pages 144 to 187 and the ‘Report of the Directors: Risk’ section on pages 188 to 280. We have also audited HSBC’s internal control over financial reporting as of 31 December 2008, based on the framework for Directors’ internal control evaluation contained within the Combined Code (The Revised Turnbull Guidance), and the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). HSBC’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment of Internal Controls. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the effectiveness of HSBC's internal control over financial reporting based on our audits.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HSBC as of 31 December 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2008, in conformity with International Financial Reporting Standards (‘IFRSs’) as adopted by the European Union (‘EU’) and IFRSs as issued by the International Accounting Standards Board (‘IASB’). Also, in our opinion, HSBC maintained, in all material respects, effective internal control over financial reporting as of 31 December 2008, based on the framework for Directors’ internal control evaluation contained within the Combined Code (The Revised Turnbull Guidance) and the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Back to Contents

As discussed in Note 1 to the consolidated financial statements, HSBC has changed its method of accounting for certain financial assets in the year ended 31 December 2008 following the adoption of ‘Reclassification of Financial Assets (Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures).

KPMG Audit Plc
London, England
2 March 2009

Back to Contents

H S B C H O L D I N G S P L C

Financial Statements

Contents / Consolidated income statement

Back to Contents
Consolidated income statement for the year ended 31 December 2008
		2008	2007	2006
	Notes	US$m	US$m	US$m

Interest income		91,301	92,359	75,879
Interest expense		(48,738)	(54,564)	(41,393)
Net interest income		42,563	37,795	34,486
Fee income		24,764	26,337	21,080
Fee expense		(4,740)	(4,335)	(3,898)
Net fee income		20,024	22,002	17,182
Trading income excluding net interest income		847	4,458	5,619
Net interest income on trading activities		5,713	5,376	2,603
Net trading income		6,560	9,834	8,222
Changes in fair value of long-term debt issued and related derivatives		6,679	2,812	(35)
Net income/(expense) from other financial instruments designated at fair value		(2,827)	1,271	692
Net income from financial instruments designated at fair value	3	3,852	4,083	657
Gains less losses from financial investments		197	1,956	969
Gains arising from dilution of interests in associates	4	–	1,092	–
Dividend income		272	324	340
Net earned insurance premiums	5	10,850	9,076	5,668
Gains on disposal of French regional banks		2,445	–	–
Other operating income		1,808	1,439	2,546

Total operating income		88,571	87,601	70,070
Net insurance claims incurred and movement in liabilities to policyholders	6	(6,889)	(8,608)	(4,704)

Net operating income before loan impairment charges and other credit risk provisions		81,682	78,993	65,366
Loan impairment charges and other credit risk provisions	7	(24,937)	(17,242)	(10,573)

Net operating income	7	56,745	61,751	54,793

Employee compensation and benefits	8	(20,792)	(21,334)	(18,500)
General and administrative expenses		(15,260)	(15,294)	(12,823)
Depreciation and impairment of property, plant and equipment	23	(1,750)	(1,714)	(1,514)
Goodwill impairment	22	(10,564)	–	–
Amortisation and impairment of intangible assets	22	(733)	(700)	(716)

Total operating expenses		(49,099)	(39,042)	(33,553)

Operating profit		7,646	22,709	21,240
Share of profit in associates and joint ventures	21	1,661	1,503	846

Profit before tax		9,307	24,212	22,086
Tax expense	11	(2,809)	(3,757)	(5,215)

Profit for the year		6,498	20,455	16,871

Profit attributable to shareholders of the parent company		5,728	19,133	15,789
Profit attributable to minority interests		770	1,322	1,082

		US$	US$	US$

Basic earnings per ordinary share	13	0.47	1.65	1.40
Diluted earnings per ordinary share	13	0.47	1.63	1.39
Dividends per ordinary share	12	0.93	0.87	0.76

The accompanying notes on pages 340 to 447, the audited sections of the ‘Report of the Directors: Risk’ on pages 188 to 280, ‘Critical accounting policies’ on pages 61 to 66 and ‘Impact of Market Turmoil’ on pages 144 to 187 form an integral part of these financial statements.

Back to Contents
H S B C H O L D I N G S P L C

Financial Statements (continued)

Consolidated balance sheet / Statement of recognised income and expense

Consolidated balance sheet at 31 December 2008
		2008	2007
	Notes	US$m	US$m
ASSETS
Cash and balances at central banks		52,396	21,765
Items in the course of collection from other banks		6,003	9,777
Hong Kong Government certificates of indebtedness		15,358	13,893
Trading assets	16	427,329	445,968
Financial assets designated at fair value	17	28,533	41,564
Derivatives	18	494,876	187,854
Loans and advances to banks		153,766	237,366
Loans and advances to customers		932,868	981,548
Financial investments	19	300,235	283,000
Interests in associates and joint ventures	21	11,537	10,384
Goodwill and intangible assets	22	27,357	39,689
Property, plant and equipment	23	14,025	15,694
Other assets	25	37,822	39,493
Current tax assets		2,552	896
Deferred tax assets	11	7,011	5,284
Prepayments and accrued income		15,797	20,091

Total assets		2,527,465	2,354,266

LIABILITIES AND EQUITY
Liabilities
Hong Kong currency notes in circulation		15,358	13,893
Deposits by banks		130,084	132,181
Customer accounts		1,115,327	1,096,140
Items in the course of transmission to other banks		7,232	8,672
Trading liabilities	26	247,652	314,580
Financial liabilities designated at fair value	27	74,587	89,939
Derivatives	18	487,060	183,393
Debt securities in issue	28	179,693	246,579
Retirement benefit liabilities	8	3,888	2,893
Other liabilities	29	72,384	35,013
Current tax liabilities		1,822	2,559
Liabilities under insurance contracts	30	43,683	42,606
Accruals and deferred income		15,448	21,766
Provisions	31	1,730	1,958
Deferred tax liabilities	11	1,855	1,859
Subordinated liabilities	32	29,433	24,819

Total liabilities		2,427,236	2,218,850

Equity
Called up share capital	37	6,053	5,915
Share premium account	38	8,463	8,134
Other equity instruments	38	2,133	–
Other reserves	38	(3,747)	33,014
Retained earnings	38	80,689	81,097

Total shareholders’ equity		93,591	128,160
Minority interests	36	6,638	7,256

Total equity		100,229	135,416

Total equity and liabilities		2,527,465	2,354,266

The accompanying notes on pages 340 to 447, the audited sections of the ‘Report of the Directors: Risk’ on pages 188 to 280, ‘Critical accounting policies’ on pages 61 to 66 and ‘Impact of Market Turmoil’ on pages 144 to 187 form an integral part of these financial statements.

S K Green, Group Chairman

Back to Contents

Consolidated statement of recognised income and expense for the year ended 31 December 2008

		2008	2007	2006
		US$m	US$m	US$m
Available-for-sale investments:
–	fair value gains/(losses) taken to equity	(23,722)	756	1,582
–	fair value gains transferred to the income statement on disposal	(1,316)	(1,826)	(665)
–	amounts transferred to the income statement in respect of impairment losses	1,779	86	21
Cash flow hedges:
–	fair value gains/(losses) taken to equity	(1,720)	625	1,554
–	fair value (gains)/losses transferred to income statement	1,754	(1,886)	(2,198)
Share of changes in equity of associates and joint ventures		(559)	372	20
Exchange differences		(12,205)	5,946	4,675
Actuarial gains/(losses) on defined benefit plans		(1,609)	2,167	(78)

		(37,598)	6,240	4,911
Tax on items taken directly to equity		1,879	(226)	(44)

Total income and expense taken to equity during the year		(35,719)	6,014	4,867
Profit for the year		6,498	20,455	16,871

Total recognised income and expense for the year		(29,221)	26,469	21,738

Total recognised income and expense for the year attributable to:
–	shareholders of the parent company	(29,225)	24,801	20,527
–	minority interests	4	1,668	1,211

		(29,221)	26,469	21,738

The accompanying notes on pages 340 to 447, the audited sections of the ‘Report of the Directors: Risk’ on pages 188 to 280, ‘Critical accounting policies’ on pages 61 to 66 and ‘Impact of Market Turmoil’ on pages 144 to 187 form an integral part of these financial statements.

Back to Contents
H S B C H O L D I N G S P L C

Financial Statements (continued)

Consolidated cash flow statement / HSBC Holdings balance sheet

Consolidated cash flow statement for the year ended 31 December 2008
		2008	2007	2006
	Notes	US$m	US$m	US$m
Cash flows from operating activities
Profit before tax		9,307	24,212	22,086
Adjustments for:
– non-cash items included in profit before tax	39	41,305	21,701	14,956
– change in operating assets	39	18,123	(176,538)	(175,317)
– change in operating liabilities	39	(63,413)	250,095	237,378
– elimination of exchange differences[1]		36,132	(18,602)	(12,114)
– net gain from investing activities		(4,195)	(2,209)	(2,014)
– share of profits in associates and joint ventures		(1,661)	(1,503)	(846)
– dividends received from associates		655	363	97
– contribution paid to defined benefit plans		(719)	(1,393)	(547)
– tax paid		(5,114)	(5,088)	(4,946)

Net cash generated from operating activities		30,420	91,038	78,733

Cash flows from investing activities
Purchase of financial investments		(277,023)	(260,980)	(286,316)
Proceeds from the sale and maturity of financial investments		223,138	238,647	273,774
Purchase of property, plant and equipment		(2,985)	(2,720)	(2,400)
Proceeds from the sale of property, plant and equipment		2,467	3,178	2,504
Proceeds from the sale of loan portfolios		9,941	1,665	2,048
Net purchase of intangible assets		(1,169)	(950)	(852)
Net cash inflow/(outflow) from acquisition of an increase in stake of subsidiaries		1,313	(623)	(1,185)
Net cash inflow from disposal of subsidiaries		2,979	187	62
Net cash outflow from acquisition of an increase in stake of associates		(355)	(351)	(585)
Net cash inflow from the consolidation of funds		16,500	1,600	–
Proceeds from disposal of associates		101	69	874

Net cash (used in) investing activities		(25,093)	(20,278)	(12,076)

Cash flows from financing activities
Issue of ordinary share capital		467	474	1,010
Issue of preference shares		–	–	374
Issue of other equity instruments		2,133	–	–
Net purchases and sales of own shares for market-making and investment purposes		(194)	126	46
Purchases of own shares to meet share awards and share option awards		(808)	(636)	(575)
On exercise of share options		27	104	173
Subordinated loan capital issued		7,094	5,705	5,948
Subordinated loan capital repaid		(350)	(689)	(903)
Dividends paid to shareholders of the parent company		(7,211)	(6,003)	(5,927)
Dividends paid to minority interests		(714)	(718)	(710)
Dividends paid to holders of other equity instruments		(92)	–	–

Net cash generated from/(used in) in financing activities		352	(1,637)	(564)

Net increase in cash and cash equivalents		5,679	69,123	66,093
Cash and cash equivalents at 1 January		297,009	215,486	141,307
Exchange differences in respect of cash and cash equivalents		(23,816)	12,400	8,086

Cash and cash equivalents at 31 December	39	278,872	297,009	215,486

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

The accompanying notes on pages 340 to 447, the audited sections of the ‘Report of the Directors: Risk’ on pages 188 to 280, ‘Critical accounting policies’ on pages 61 to 66 and ‘Impact of Market Turmoil’ on pages 144 to 187 form an integral part of these financial statements.

Back to Contents
HSBC Holdings balance sheet at 31 December 2008
		2008	2007
	Notes	US$m	US$m
ASSETS
Cash at bank and in hand:
– balances with HSBC undertakings		443	360
Derivatives	18	3,682	2,660
Loans and advances to HSBC undertakings		11,804	17,242
Financial investments		2,629	3,022
Investments in subsidiaries	24	81,993	69,411
Property, plant and equipment		6	1
Other assets		25	21
Deferred tax assets	11	42	7
Prepayments and accrued income		58	224

Total assets		100,682	92,948

LIABILITIES AND EQUITY
Liabilities
Amounts owed to HSBC undertakings		4,042	2,969
Financial liabilities designated at fair value	27	16,389	18,683
Derivatives	18	1,324	44
Other liabilities	29	1,816	1,405
Current tax liabilities		219	322
Accruals and deferred income		288	150
Subordinated liabilities	32	14,017	8,544

Total liabilities		38,095	32,117

Equity
Called up share capital	37	6,053	5,915
Share premium account	38	8,463	8,134
Other equity instruments	37	2,133	–
Merger reserve and other reserves		25,341	28,942
Other reserves		3,503	3,631
Retained earnings		17,094	14,209

Total equity		62,587	60,831

Total equity and liabilities		100,682	92,948

The accompanying notes on pages 340 to 447, the audited sections of the ‘Report of the Directors: Risk’ on pages 188 to 280, ‘Critical accounting policies’ on pages 61 to 66 and ‘Impact of Market Turmoil’ on pages 144 to 187 form an integral part of these financial statements.

S K Green, Group Chairman

Back to Contents
H S B C H O L D I N G S P L C

Financial Statements (continued)

HSBC Holdings > Changes in equity / Cash flow statement

HSBC Holdings statement of changes in total equity for the year ended 31 December 2008
	2008	2007
	US$m	US$m
Called up share capital
At 1 January	5,915	5,786
Shares issued under employee share plans	20	17
Shares issued in lieu of dividends	118	112

At 31 December	6,053	5,915

Share premium account
At 1 January	8,134	7,789
Shares issued under employee share plans	450	460
Shares issued in lieu of dividends and amounts arising thereon	(121)	(115)

At 31 December	8,463	8,134

Other equity instruments
At 1 January	–	–
Capital securities issued[1]	2,133	–

At 31 December	2,133	–

Merger reserve and other reserves
At 1 January	28,942	28,942
Realisation of merger reserve[2]	(3,601)	–

At 31 December	25,341	28,942

Other reserves
Available-for-sale fair value reserve
At 1 January	482	246
Fair value changes taken to equity[3]	(356)	246
Tax on items taken directly to equity[3]	64	(10)

At 31 December	190	482

Share-based payment reserve
At 1 January	1,968	2,111
Exercise and lapse of share options and vesting of share awards	(75)	(751)
Cost of share-based payment arrangements	14	29
Equity investments granted to employees of subsidiaries under employee share plans	87	818
Other movements	1	(239)

At 31 December	1,995	1,968

Other paid-in capital
At 1 January	1,181	936
Exercise and lapse of share options	137	245

At 31 December	1,318	1,181

Total other reserves at 31 December	3,503	3,631

Retained earnings
At 1 January	14,209	10,588
Profit for the year attributable to shareholders	7,644	9,499
Dividends to shareholders of the parent company	(11,301)	(10,241)
Shares issued in lieu of dividends and amounts arising thereon	3,596	4,354
Transfer from merger reserve	3,601	–
Own shares adjustments	(647)	16
Tax on share based payments[3]	(2)	(7)
Exchange differences and other movements[3]	(6)	–

At 31 December[4]	17,094	14,209

1	See footnote 5 of Note 38.
2	See footnote 4 of Note 38.
3	The total expense taken directly to equity during the year was US$300 million (2007: net income US$229 million).
4	Retained earnings include 36,995,330 (US$562 million) of own shares held to fund employee share plans (2007: 30,706,713, US$554 million).

The accompanying notes on pages 340 to 447, the audited sections of the ‘Report of the Directors: Risk’ on pages 188 to 280, ‘Critical accounting policies’ on pages 61 to 66 and ‘Impact of Market Turmoil’ on pages 144 to 187 form an integral part of these financial statements.

Back to Contents
HSBC Holdings cash flow statement for the year ended 31 December 2008
			2008	2007
		Notes	US$m	US$m
Cash flows from operating activities
Profit before tax			7,931	9,598

Adjustments for:
–	non-cash items included in profit before tax	39	3,619	10
–	change in operating assets	39	3,263	(4,059)
–	change in operating liabilities	39	(2,035)	179
–	elimination of exchange differences[1]		–	(26)
–	net gain from investing activities		–	(12)
–	tax (paid)/received		(370)	268)

Net cash generated from operating activities		12,408	5,958

Cash flows from investing activities
Purchase of financial investments		(300)	–
Proceeds from sale of financial investments		349	–
Purchase of property, plant and equipment		(5)	–
Net cash outflow from acquisition of or increase in stake of subsidiaries		(14,320)	(5,133)

Net cash used in investing activities		(14,276)	(5,133)

Cash flows from financing activities
Issue of ordinary share capital		467	474
Issue of other equity instruments		2,133	–
Purchases of own shares to meet share awards and share option awards		(54)	(96)
On exercise of share options		3	72
Subordinated loan capital issued		6,705	4,359
Dividends paid		(7,211)	(6,003)
Dividends paid to holders of other equity instruments		(92)	–

Net cash generated from/(used in) financing activities		1,951	(1,194)

Net increase/(decrease) in cash and cash equivalents		83	(369)
Cash and cash equivalents at 1 January		360	729

Cash and cash equivalents at 31 December	39	443	360

1		Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

The accompanying notes on pages 340 to 447, the audited sections of the ‘Report of the Directors: Risk’ on pages 188 to 280, ‘Critical accounting policies’ on pages 61 to 66 and ‘Impact of Market Turmoil’ on pages 144 to 187 form an integral part of these financial statements.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements

Note 1

1	Basis of preparation

	(a)	Compliance with International Financial Reporting Standards

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2008, there were no unendorsed standards effective for the year ended 31 December 2008 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2008 are prepared in accordance with IFRSs as issued by the IASB.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) and its predecessor body.

During 2008, HSBC adopted the following amendments to standards and interpretations:

• IFRIC 14 ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ had no significant effect on the consolidated financial statements of HSBC or the separate financial statements of HSBC Holdings; and

• an amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement’ (‘IAS 39’) and to IFRS 7 ‘Financial Instruments: Disclosures’ (‘IFRS 7’) – ‘Reclassification of Financial Assets’ (‘Reclassification Amendment’). On adoption of the Reclassification Amendment, HSBC reclassified US$18.7 billion of trading assets in accordance with the Reclassification Amendment. If this reclassification had not been made, the Group’s pre-tax profits would have been lower by US$3.5 billion. The adoption of the Reclassification Amendment had no effect on the separate financial statements of HSBC Holdings. Pages 144 to 187 of the ‘Report of the Directors: Impact of market turmoil’ provides detailed disclosures as required by the Reclassification Amendment.

	(b)	Differences between IFRSs and Hong Kong Financial Reporting Standards

There are no significant differences between IFRSs and Hong Kong Financial Reporting Standards in terms of their application to HSBC and consequently there would be no significant differences had the financial statements been prepared in accordance with Hong Kong Financial Reporting Standards. The Notes on the Financial Statements, taken together with the Report of the Directors, include the aggregate of all disclosures necessary to satisfy IFRSs and Hong Kong reporting requirements.

	(c)	Presentation of information

Disclosures under IFRS 4 and IFRS 7 relating to the nature and extent of risks have been included in the audited sections of the ‘Report of the Directors: Risk’ on pages 188 to 280.

Capital disclosures under IAS 1 ‘Presentation of Financial Statements’ (‘IAS 1’) have been included in the audited sections of ‘Capital management and allocation’ on pages 274 to 280.

Disclosures relating to the effect of the recent market turmoil on HSBC’s securitisation activities and structured products and disclosures under IFRS 7 relating to the fair value of financial instruments have been included in the audited section of ‘Report of the Directors: Impact of market turmoil’ on pages 144 to 187.

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

Back to Contents
(d)	Comparative information

As required by US public company reporting requirements, these consolidated financial statements include two years of comparative information for the consolidated income statement, consolidated cash flow statement, consolidated statement of recognised income and expense and related notes on the financial statements.

(e)	Use of estimates and assumptions

The preparation of financial information requires the use of estimates and assumptions about future conditions. The use of available information and the application of judgement are inherent in the formation of estimates; actual results in the future may differ from those reported. Management believes that HSBC’s critical accounting policies where judgement is necessarily applied are those which relate to impairment of loans and advances, goodwill impairment, the valuation of financial instruments, the impairment of available-for-sale financial assets and deferred tax assets (see ‘Critical Accounting Policies’ on pages 61 to 66, which form an integral part of these financial statements).

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

In the context of Special Purpose Entities (‘SPE’s), the following circumstances may indicate a relationship in which, in substance, HSBC controls and consequently consolidates an SPE:

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

Standards and Interpretations issued by the IASB and endorsed by the EU

IFRS 8 ‘Operating Segments’ (‘IFRS 8’), which replaces IAS 14 ‘Segment Reporting’ (‘IAS 14’), was issued on 30 November 2006 and is effective for annual periods beginning on or after 1 January 2009. This standard specifies how an entity should disclose information about its segments which enables users to evaluate the nature and financial effects of its business activities and the economic environments in which it operates. HSBC will adopt IFRS 8 with effect from 1 January 2009, and will accordingly present financial information for segments whose operating activities are regularly reviewed by the chief operating decision maker in order to make decisions about allocating resources and assessing performance. HSBC currently presents two sets of segment data in accordance with IAS 14, one geographical and one based on customer groups. Under IFRS 8, HSBC expects that its operating segments will be presented by geographic region. In addition, HSBC will continue to provide information on financial performance by customer group and global businesses alongside the geographical operating segment information in the ‘Operating and financial review’.

A revised IAS 1, which is applicable for annual periods beginning on or after 1 January 2009, was issued on 6 September 2007. The revised standard aims to improve users’ ability to analyse and compare information given in financial statements. The adoption of the revised standard will have no effect on the results reported in HSBC’s consolidated financial statements or the separate financial statements of HSBC Holdings. It will, however, result in certain presentational changes in the primary financial statements of HSBC and HSBC Holdings.

The IASB issued an amendment to IFRS 2 ‘Share-based Payment’ – ‘Vesting Conditions and Cancellations’ on 17 January 2008. The amendment, which is applicable for annual periods beginning on or after 1 January 2009, clarifies that vesting conditions comprise only service conditions and performance conditions. It also specifies the accounting treatment for a failure to meet a non-vesting condition. HSBC does not expect adoption of the amendment to have a significant effect on HSBC’s consolidated financial statements or the separate financial statements of HSBC Holdings.

The IASB issued a revised IAS 23 ‘Borrowing Costs’ on 29 March 2007, which is applicable for annual periods beginning on or after 1 January 2009. The revised standard eliminates the option of recognising borrowing costs immediately as an expense, to the extent that they are directly attributable to the acquisition, construction or production of a qualifying asset. HSBC does not expect adoption of the revised standard to have a significant effect on the consolidated financial statements or the separate financial statements of HSBC Holdings.

IFRIC 13 ‘Customer Loyalty Programmes’ (‘IFRIC 13’) was issued on 28 June 2007 and is effective for annual periods beginning on or after 1 July 2008. IFRIC 13 addresses how companies that grant their customers loyalty award credits (often called ‘points’) when buying goods or services should account for their obligation to provide free or discounted goods and services, if and when the customers redeem the points. IFRIC 13 requires companies to allocate some of the proceeds of the initial sale to the award credits and recognise these proceeds as revenue when they have fulfilled their obligations to provide goods or services. HSBC does not expect the adoption of this interpretation to have a significant effect on the consolidated financial statements. This interpretation will have no effect on the separate financial statements of HSBC Holdings.

Standards and Interpretations issued by the IASB but not endorsed by the EU

At 31 December 2008, the following amendments to standards and interpretations, effective for these consolidated financial statements, were issued by the IASB but not endorsed by the EU:

• an amendment to IAS 39 and to IFRS 7 – ‘Reclassification of Financial Assets – Effective Date and Transition’ was issued on 27 November 2008. The amendment, which clarifies the effective date of the Reclassification Amendment, will have no effect on the consolidated financial statements of HSBC or the separate financial statements of HSBC Holdings; and

• IFRIC 12 ‘Service Concession Arrangements’ was issued on 30 November 2006 and is effective for annual periods beginning on or after 1 January 2008. The adoption of this interpretation is not expected to have a significant effect on the consolidated financial statements of HSBC or the separate financial statements of HSBC Holdings.

Back to Contents
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

• changes in a parent’s ownership interest in a subsidiary that do not result in a change of control are treated as transactions between equity holders and reported in equity; and

• an option is available, on a transaction-by-transaction basis, to measure any non-controlling (previously referred to as minority) interests in the entity acquired either at fair value, or at the non-controlling interests’ proportionate share of the net identifiable assets of the entity acquired.

The effect that the changes will have on the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings will depend on the incidence and timing of business combinations occurring on or after 1 January 2010.

The IASB issued amendments to IAS 32 ‘Financial Instruments: Presentation’ and IAS 1 – ‘Puttable Financial Instruments and Obligations Arising on Liquidation’, on 14 February 2008. The amendments are applicable for annual periods beginning on or after 1 January 2009. HSBC does not expect the adoption of this amendment to have a significant effect on the consolidated financial statements or the separate financial statements of HSBC Holdings.

The IASB issued ‘Improvements to IFRSs’ on 22 May 2008, which comprises a collection of necessary, but not urgent, amendments to IFRSs. The amendments are primarily effective for annual periods beginning on or after 1 January 2009, with earlier application permitted. HSBC does not expect adoption of the amendments to have a significant effect on the consolidated financial statements or the separate financial statements of HSBC Holdings.

The IASB issued amendments to IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ and IAS 27 – ‘Determining the cost of an Investment in the Separate Financial Statements’, on 22 May 2008. The amendment is effective for annual periods beginning on or after 1 January 2009. These amendments are not expected to have a significant effect on the separate financial statements of HSBC Holdings and will have no effect on the consolidated financial statements.

The IASB issued an amendment to IAS 39 – ‘Eligible Hedged Items’ on 31 July 2008, which is applicable for annual periods beginning on or after 1 July 2009. The amendment clarifies how the existing principles underlying hedge accounting should be applied. This amendment will have no effect on the consolidated financial statements or the separate financial statements of HSBC Holdings.

IFRIC 15 ‘Agreements for the Construction of Real Estate’ (‘IFRIC 15’) was issued on 3 July 2008 and is effective for annual periods beginning on or after 1 January 2009. IFRIC 15 provides guidance on the recognition of revenue among real estate developers for sales of units. HSBC does not expect adoption of IFRIC 15 to have a significant effect on HSBC’s consolidated financial statements. This interpretation will have no effect on the separate financial statements of HSBC Holdings.

IFRIC 16 ‘Hedges of a Net Investment in a Foreign Operation’ (‘IFRIC 16’) was issued on 3 July 2008 and is effective for annual periods beginning on or after 1 October 2008. IFRIC 16 provides guidance on accounting for the hedge of a net investment in a foreign operation in an entity’s consolidated financial statements. The main change introduced by IFRIC 16 is to eliminate the possibility of an entity applying hedge accounting for a hedge of foreign exchange differences between the functional currency of a foreign operation and the presentation currency of the parent’s consolidated financial statements. The adoption of IFRIC 16 will have no effect on HSBC’s consolidated financial statements.

IFRIC 17 ‘Distributions of Non-cash Assets to Owners’ (‘IFRIC 17’) was issued on 27 November 2008 and is effective for annual periods beginning on or after 1 July 2009. IFRIC 17 provides guidance on how distributions of assets other than cash as dividends to shareholders should be accounted for. HSBC does not expect adoption

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 1 and 2

of IFRIC 17 to have a significant effect on HSBC’s consolidated financial statements or the separate financial statements of HSBC Holdings.

IFRIC 18 ‘Transfers of Assets from Customers’ (‘IFRIC 18’) was issued on 29 January 2009 and is required to be applied prospectively to transfers of assets from customers received on or after 1 July 2009. IFRIC 18 clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services (such as a supply of electricity, gas or water). HSBC does not expect adoption of IFRIC 18 to have an effect on HSBC’s consolidated financial statements or the separate financial statements of HSBC Holdings.

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

Interest on impaired financial assets is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

	(b)	Non-interest income

Fee income is earned from a diverse range of services provided by HSBC to its customers. Fee income is accounted for as follows:

		–	income earned on the execution of a significant act is recognised as revenue when the act is completed (for example, fees arising from negotiating, or participating in the negotiation of, a transaction for a third-party, such as the arrangement for the acquisition of shares or other securities);

		–	income earned from the provision of services is recognised as revenue as the services are provided (for example, asset management, portfolio and other management advisory and service fees); and

		–	income which forms an integral part of the effective interest rate of a financial instrument is recognised as an adjustment to the effective interest rate (for example, certain loan commitment fees) and recorded in ‘Interest income’ (Note 2a).

Net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading, together with related interest income, expense and dividends.

Net income from financial instruments designated at fair value includes all gains and losses from changes in the fair value of financial assets and financial liabilities designated at fair value through profit or loss. Interest income and expense and dividend income arising on these financial instruments are also included in ‘Net income from financial instruments designated at fair value’, except for interest arising from debt securities issued, and derivatives managed in conjunction with those debt securities, which is recognised in ‘Interest expense’.

Dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for equity securities.

Back to Contents

(c)	Segment reporting

HSBC’s segments are organised into five geographical regions, Europe, Hong Kong, Rest of Asia-Pacific, North America and Latin America, and four customer groups: Personal Financial Services; Commercial Banking; Global Banking and Markets; and Private Banking. The main items reported in the ‘Other’ segment are certain property activities, unallocated investment activities, centrally held investment companies and HSBC’s holding company and financing operations. The ‘Other’ segment also includes gains and losses on the disposal of certain significant subsidiaries or business units. Segment income and expenses include transfers between geographical regions and transfers between customer groups. These transfers are conducted on arm’s length terms and conditions.

In HSBC’s segmental analysis of the income statement by customer groups and global businesses, net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, together with third-party and intra-segment interest income and interest expense, and dividends received; in the consolidated income statement, intra-segment interest income and expense are eliminated.

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

Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for assets held and offer prices for liabilities issued. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. These include comparison with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Fair values of financial instruments may be determined in whole or in part using valuation techniques based on assumptions that are not supported by prices from current market transactions or observable market data, where current prices or observable market data are not available.

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

The fair values of financial liabilities are measured using quoted market prices where available, or using valuation techniques. These fair values include market participants’ assessments of the appropriate credit spread to apply to HSBC’s liabilities. The amount of change during the period, and cumulatively, in the fair value of designated financial liabilities and loans and advances that is attributable to changes in their credit spread is determined as the amount of change in the fair value that is not attributable to changes in market conditions that give rise to market risk.

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 2

(e)	Reclassification of financial assets

Non-derivative financial assets (other than those designated at fair value through profit or loss upon initial recognition) may be reclassified out of the fair value through profit or loss category in particular circumstances:

• financial assets that would have met the definition of loans and receivables at initial recognition (if the financial asset had not been required to be classified as held for trading) may be reclassified out of the fair value through profit or loss category if there is the intention and ability to hold the financial asset for the foreseeable future or until maturity; and

• financial assets (except financial assets that would have met the definition of loans and receivables) may be reclassified out of the fair value through profit or loss category and into another category in rare circumstances.

When a financial asset is reclassified as described in the above circumstances, the financial asset is reclassified at its fair value on the date of reclassification. Any gain or loss already recognised in the income statement is not reversed. The fair value of the financial asset on the date of reclassification becomes its new cost or amortised cost, as applicable.

(f)	Loans and advances to banks and customers

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

For certain leveraged finance and syndicated lending activities, HSBC may commit to underwrite loans on fixed contractual terms for specified periods of time, where the drawdown of the loan is contingent upon certain future events outside the control of HSBC. Where the loan arising from the lending commitment is expected to be held for trading, the commitment to lend is recorded as a trading derivative and measured at fair value through profit or loss. On drawdown, the loan is classified as held for trading and measured at fair value through profit or loss. Where it is not HSBC’s intention to trade the loan, a provision on the loan commitment is only recorded where it is probable that HSBC will incur a loss. This may occur, for example, where a loss of principal is probable or the interest rate charged on the loan is lower than the cost of funding. On inception of the loan, the hold portion is recorded at its fair value and subsequently measured at amortised cost using the effective interest method. However, where the initial fair value is lower than the cash amount advanced (for example, due to the rate of interest charged on the loan being below the market rate of interest), the write-down is charged to the income statement. The write-down will be recovered over the life of the loan, through the recognition of interest income using the effective interest method, unless the loan becomes impaired. The write-down is recorded as a reduction to other operating income.

Financial assets which have been reclassified out of the fair value through profit or loss category into the loans and receivables category are initially recorded at the fair value at the date of reclassification. The reclassified assets are subsequently measured at amortised cost, using the effective interest rate determined at the date of reclassification.

(g)	Impairment of loans and advances

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

Back to Contents

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

Incurred but not yet identified impairment

Individually assessed loans for which no evidence of loss has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss. This reflects impairment losses that HSBC has incurred as a result of events occurring before the balance sheet date, which HSBC is not able to identify on an individual loan basis, and that can be reliably estimated. These losses will only be individually identified in the future. As soon as information becomes available which identifies losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment.

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

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 2

Homogeneous groups of loans and advances
Statistical methods are used to determine impairment losses on a collective basis for homogeneous groups of loans that are not considered individually significant, because individual loan assessment is impracticable. Losses in these groups of loans are recorded on an individual basis when individual loans are written off, at which point they are removed from the group. Two alternative methods are used to calculate allowances on a collective basis:

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

Reversals of impairment

If the amount of an impairment loss decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognised, the excess is written back by reducing the loan impairment allowance account accordingly. The write-back is recognised in the income statement.

Reclassified loans and advances

Where financial assets have been reclassified out of the fair value through profit or loss category to the loans and receivables category, the effective interest rate determined at the date of reclassification is used to calculate any impairment losses.

Back to Contents

Following reclassification, where there is a subsequent increase in the estimates of future cash receipts as a result of increased recoverability of those cash receipts, the effect of that increase is recognised as an adjustment to the effective interest rate from the date of change in the estimate rather than as an adjustment to the carrying amount of the asset at the date of change in the estimate.

Assets acquired in exchange for loans

Non-financial assets acquired in exchange for loans as part of an orderly realisation are recorded as assets held for sale and reported in ‘Other assets’. The asset acquired is recorded at the lower of its fair value (less costs to sell) and the carrying amount of the loan (net of impairment allowance) at the date of exchange. No depreciation is charged in respect of assets held for sale. Any subsequent write-down of the acquired asset to fair value less costs to sell is recognised in the income statement, in ‘Other operating income’. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognised in ‘Other operating income’, together with any realised gains or losses on disposal.

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

(h)		Trading assets and trading liabilities

Treasury bills, debt securities, equity shares, loans, deposits, debt securities in issue, and short positions in securities are classified as held for trading if they have been acquired principally for the purpose of selling or repurchasing in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking. These financial assets or financial liabilities are recognised on trade date, when HSBC enters into contractual arrangements with counterparties to purchase or sell the financial instruments, and are normally derecognised when either sold (assets) or extinguished (liabilities). Measurement is initially at fair value, with transaction costs taken to the income statement. Subsequently, their fair values are remeasured, and all gains and losses from changes therein are recognised in the income statement in ‘Net trading income’ as they arise.

(i)		Financial instruments designated at fair value

Financial instruments, other than those held for trading, are classified in this category if they meet one or more of the criteria set out below, and are so designated by management. HSBC may designate financial instruments at fair value when the designation:

	–	eliminates or significantly reduces measurement or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognising gains and losses on them, on different bases. Under this criterion, the main classes of financial instruments designated by HSBC are:

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

Financial assets and financial liabilities under investment contracts. Liabilities to customers under linked contracts are determined based on the fair value of the assets held in the linked funds, with changes recognised in the income statement. If no designation was made for the assets relating to the customer liabilities they would be classified as available-for-sale and the changes in fair value would be recorded directly in equity. These financial instruments are managed on a fair value basis and management information is also prepared on this basis. Designation at fair value of the financial assets and liabilities

Back to Contents

H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 2

under investment contracts allows the changes in fair values to be recorded in the income statement and presented in the same line.

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

(j)	Financial investments

Treasury bills, debt securities and equity shares intended to be held on a continuing basis, other than those designated at fair value are classified as available-for-sale or held-to-maturity. Financial investments are recognised on trade date when HSBC enters into contractual arrangements with counterparties to purchase securities, and are normally derecognised when either the securities are sold or the borrowers repay their obligations.

	(i)	Available-for-sale financial assets are initially measured at fair value plus direct and incremental transaction costs. They are subsequently remeasured at fair value, and changes therein are recognised in equity in the ‘Available-for-sale fair value reserve’ until the financial assets are either sold or become impaired. When available-for-sale financial assets are sold, cumulative gains or losses previously recognised in equity are recognised in the income statement as ‘Gains less losses from financial investments’.

Interest income is recognised on available-for-sale debt securities using the effective interest rate, calculated over the asset’s expected life. Premiums and/or discounts arising on the purchase of dated investment securities are included in the calculation of their effective interest rates. Dividends are recognised in the income statement when the right to receive payment has been established.

At each balance sheet date an assessment is made of whether there is any objective evidence of impairment in the value of a financial asset. Impairment losses are recognised if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the financial asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

If the available-for-sale financial asset is impaired, the difference between the financial asset’s acquisition cost (net of any principal repayments and amortisation) and the current fair value, less any previous impairment loss recognised in the income statement, is removed from equity and recognised in the income statement.

Impairment losses for available-for-sale debt securities are recognised within ‘Loan impairment charges and other credit risk provisions’ in the income statement and impairment losses for available-for-sale equity securities are recognised within ‘Gains less losses from financial investments’ in the income statement.

Once an impairment loss has been recognised on an available-for-sale financial asset, the subsequent accounting treatment for changes in the fair value of that asset differs depending on the nature of the available-for-sale financial asset concerned:

Back to Contents

		–	For an available-for-sale debt security, a subsequent decline in the fair value of the instrument is recognised in the income statement when there is further objective evidence of impairment as a result of further decreases in the estimated future cash flows of the financial asset. Where there is no further objective evidence of impairment, the decline in the fair value of the financial asset is recognised directly in equity. If the fair value of a debt security increases in a subsequent period, and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement to the extent of the increase in fair value;

		–	For an available-for-sale equity security, all subsequent increases in the fair value of the instrument are treated as a revaluation and are recognised directly in equity. Impairment losses recognised on the equity security are not reversed through the income statement. Subsequent decreases in the fair value of the available-for-sale equity security are recognised in the income statement, to the extent that further cumulative impairment losses have been incurred in relation to the acquisition cost of the equity security.

	(ii)	Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that HSBC positively intends, and is able, to hold until maturity. Held-to-maturity investments are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at amortised cost using the effective interest rate method, less any impairment losses.

(k)	Sale and repurchase agreements (including stock lending and borrowing)

When securities are sold subject to a commitment to repurchase them at a predetermined price (‘repo’s), they remain on the balance sheet and a liability is recorded in respect of the consideration received. Securities purchased under commitments to sell (‘reverse repo’s) are not recognised on the balance sheet and the consideration paid is recorded in ‘Loans and advances to banks’ or ‘Loans and advances to customers’ as appropriate. The difference between the sale and repurchase price is treated as interest and recognised over the life of the agreement.

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

(l)	Derivatives and hedge accounting

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

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity within the ‘Cash flow hedging reserve’. Any gain or loss in fair value relating to an ineffective portion is recognised immediately in the income statement.

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

Back to Contents

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

(m)	Derecognition of financial assets and liabilities

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

(n)	Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

(o)	Subsidiaries, associates and joint ventures

HSBC classifies investments in entities which it controls as subsidiaries. Where HSBC is a party to a contractual arrangement whereby, together with one or more parties, it undertakes an economic activity that is subject to joint control, HSBC classifies its interest in the venture as a joint venture. HSBC classifies investments in entities over which it has significant influence, and that are neither subsidiaries nor joint ventures, as associates. For the purpose of determining this classification, control is considered to be the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

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

(p)	Goodwill and intangible assets

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

Goodwill is allocated to cash-generating units for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. Impairment testing is performed at least annually, and whenever there is an indication that the cash-generating unit may be impaired, by comparing the recoverable amount from a cash-generating unit with the carrying amount of its net assets, including attributable goodwill. The recoverable amount of an asset is the higher of its fair value less cost to sell, and its value in use. Value in use is the present value of the expected future cash flows from a cash-generating unit. If the recoverable amount is less than the carrying value, an impairment loss is charged to the income statement. Goodwill is stated at cost less accumulated impairment losses.

Goodwill on acquisitions of interests in joint ventures and associates is included in ‘Interests in associates and joint ventures’.

At the date of disposal of a business, attributable goodwill is included in HSBC’s share of net assets in the calculation of the gain or loss on disposal.

(ii)	Intangible assets include the present value of in-force long-term insurance business, computer software, trade names, mortgage servicing rights, customer lists, core deposit relationships, credit card customer relationships and merchant or other loan relationships. Intangible assets are subject to impairment review if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable.

	–	Intangible assets that have an indefinite useful life, or are not yet ready for use, are tested for impairment annually. This impairment test may be performed at any time during the year, provided it is performed at the same time every year. An intangible asset recognised during the current period is tested before the end of the current year.

	–	Intangible assets that have a finite useful life, except for the present value of in-force long-term insurance business, are stated at cost less amortisation and accumulated impairment losses and are amortised over their estimated useful lives. Estimated useful life is the lower of legal duration and expected useful life. The amortisation of mortgage servicing rights is included within ‘Net fee income’.

For the accounting policy governing the present value of in-force long-term insurance business (see Note 2y).

(iii)	Intangible assets with finite useful lives are amortised, generally on a straight-line basis, over their useful lives as follows:

Trade names	10 years
Mortgage servicing rights	generally between 5 and 12 years
Internally generated software	between 3 and 5 years
Purchased software	between 3 and 5 years
Customer/merchant relationships	between 3 and 10 years
Other	generally 10 years

(q)	Property, plant and equipment

Land and buildings are stated at historical cost, or fair value at the date of transition to IFRSs (‘deemed cost’), less any impairment losses and depreciation calculated to write-off the assets over their estimated useful lives as follows:

	–	freehold land is not depreciated;

	–	freehold buildings are depreciated at the greater of two per cent per annum on a straight-line basis or over their remaining useful lives; and

	–	leasehold buildings are depreciated over the unexpired terms of the leases, or over their remaining useful lives.

Back to Contents
Equipment, fixtures and fittings (including equipment on operating leases where HSBC is the lessor) are stated at cost less any impairment losses and depreciation calculated on a straight-line basis to write-off the assets over their useful lives, which run to a maximum of 35 years but are generally between 5 years and 20 years.

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

(r)	Finance and operating leases

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

All other leases are classified as operating leases. When acting as lessor, HSBC includes the assets subject to operating leases in ‘Property, plant and equipment’ and accounts for them accordingly. Impairment losses are recognised to the extent that residual values are not fully recoverable and the carrying value of the assets is thereby impaired. When HSBC is the lessee, leased assets are not recognised on the balance sheet. Rentals payable and receivable under operating leases are accounted for on a straight-line basis over the periods of the leases and are included in ‘General and administrative expenses’ and ‘Other operating income’, respectively.

(s)	Income tax

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

Deferred tax is calculated using the tax rates expected to apply in the periods in which the assets will be realised or the liabilities settled, based on tax rates and laws enacted, or substantively enacted, by the balance sheet date. Deferred tax assets and liabilities are offset when they arise in the same tax reporting group and relate to income taxes levied by the same taxation authority, and when HSBC has a legal right to offset.

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

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 2

(t)	Pension and other post-employment benefits

HSBC operates a number of pension and other post-employment benefit plans throughout the world. These plans include both defined benefit and defined contribution plans and various other post-employment benefits such as post-employment healthcare.

Payments to defined contribution plans and state-managed retirement benefit plans, where HSBC’s obligations under the plans are equivalent to a defined contribution plan, are charged as an expense as they fall due.

The defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes’ actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in ‘Equity’ and presented in the Statement of Recognised Income and Expense in the period in which they arise.

The defined benefit liability recognised in the balance sheet represents the present value of defined benefit obligations adjusted for unrecognised past service costs and reduced by the fair value of plan assets. Any net defined benefit surplus is limited to unrecognised past service costs plus the present value of available refunds and reductions in future contributions to the plan.

The costs of obligations arising from other defined post-employment benefit plans, such as defined benefit health-care plans, are accounted for on the same basis as defined benefit pension plans.

(u)	Share-based payments

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

Fair value is determined by using appropriate valuation models, taking into account the terms and conditions upon which the equity instruments were granted. Market performance conditions are taken into account when estimating the fair value of equity instruments at the date of grant, so that an award is treated as vesting irrespective of whether the market performance condition is satisfied, provided all other conditions are satisfied.

Vesting conditions, other than market performance conditions, are not taken into account in the initial estimate of the fair value at the grant date. They are taken into account by adjusting the number of equity instruments included in the measurement of the transaction, so that the amount recognised for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. On a cumulative basis, no expense is recognised for equity instruments that do not vest because of a failure to satisfy non-market performance or service conditions.

Where an award has been modified, as a minimum, the expense of the original award continues to be recognised as if it had not been modified. Where the effect of a modification is to increase the fair value of an award or increase the number of equity instruments, the incremental fair value of the award or incremental fair value of the extra equity instruments is recognised in addition to the expense of the original grant, measured at the date of modification, over the modified vesting period.

A cancellation that occurs during the vesting period is treated as an acceleration of vesting, and recognised immediately for the amount that would otherwise have been recognised for services over the vesting period.

Where HSBC Holdings enters into share-based payment arrangements involving employees of subsidiaries, the cost is recognised in ‘Investment in subsidiaries’ and credited to the ‘Share-based payment reserve’ over the vesting period. Where the cost is recharged to the subsidiary, it is recognised as an inter-company debtor, not as an investment in subsidiary. Where a subsidiary has funded the share-based payment arrangement, ‘Investment in subsidiaries’ is reduced by the fair value of equity instruments.

Back to Contents
(v)	Foreign currencies

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

(w)	Provisions

Provisions are recognised when it is probable that an outflow of economic benefits will be required to settle a current legal or constructive obligation, which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

Contingent liabilities, which include certain guarantees and letters of credit pledged as collateral security, are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of HSBC; or are present obligations that have arisen from past events but are not recognised because it is not probable that settlement will require the outflow of economic benefits, or because the amount of the obligations cannot be reliably measured. Contingent liabilities are not recognised in the financial statements but are disclosed unless the probability of settlement is remote.

(x)	Financial guarantee contracts

Liabilities under financial guarantee contracts which are not classified as insurance contracts are recorded initially at their fair value, which is generally the fee received or receivable. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortisation, and the best estimate of the expenditure required to settle the obligations.

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

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 2

(y)	Insurance contracts

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

Back to Contents
The present value of in-force (‘PVIF’) long-term insurance business is determined by discounting future cash flows expected to emerge from business currently in force using appropriate assumptions in assessing factors such as future mortality, lapse rates and levels of expenses and a risk discount rate that reflects the risk premium attributable to the respective long-term insurance business. Movements in the PVIF long-term insurance business are included in ‘Other operating income’ on a gross of tax basis.

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

(z)	Debt securities issued and deposits by customers and banks

Financial liabilities are recognised when HSBC enters into the contractual provisions of the arrangements with counterparties, which is generally on trade date, and initially measured at fair value, which is normally the consideration received net of directly attributable transaction costs incurred. Subsequent measurement of financial liabilities, other than those measured at fair value through profit or loss and financial guarantees, is at amortised cost, using the effective interest method to amortise the difference between proceeds net of directly attributable transaction costs and the redemption amount over the expected life of the debt.

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

except for interest arising from HSBC’s issued debt securities and derivatives managed in conjunction with those debt securities, which is recognised in ‘Interest expense’.

	2008	2007	2006
	US$m	US$m	US$m
Net income/(expense) arising on:
– financial assets held to meet liabilities under insurance and investment contracts	(5,064)	2,056	1,552
– other financial assets designated at fair value	1,738	581	217
– derivatives managed in conjunction with financial assets designated at fair value	77	(18)	57

	(3,249)	2,619	1,826

– liabilities to customers under investment contracts	1,751	(940)	(1,008)
– HSBC’s long-term debt issued and related derivatives	6,679	2,812	(35)
– changes in own credit spread on long-term debt	6,570	3,055	(388)
– derivatives managed in conjunction with HSBC’s issued debt securities	4,413	2,476	242
– other changes in fair value	(4,304)	(2,719)	111
– other financial liabilities designated at fair value	(1,368)	(395)	(125)
– derivatives managed in conjunction with other financial liabilities designated at fair value	39	(13)	(1)

	7,101	1,464	(1,169)

Net income from financial instruments designated at fair value	3,852	4,083	657

4	Gains arising from dilution of interests in associates

	Gains arising	HSBC’s	HSBC’s
	from dilution	interests after	interests before
	of HSBC’s	issue of	issue of
	interests	new shares	new shares
	US$m	%	%
2007
Industrial Bank[1]	187	12.78	15.98
Ping An Insurance	485	16.78	19.90
Bank of Communications[2]	404	18.60	19.90
Financiera Independencia S.A. de C.V.	11	18.68	19.90
Vietnam Technological and Commercial Joint Stock Bank	5	14.44	15.00

Gains arising from dilution of interests in associates	1,092

1	Investment held through Hang Seng Bank, a 62.14 per cent owned subsidiary of HSBC. The dilution gains therefore include a minority interest of US$71 million.
2	Subsequent to the dilution of its interests in Bank of Communications, HSBC increased its holding from 18.60 per cent to 19.01 per cent at 31 December 2007 (Note 21).

In 2007, certain HSBC associates issued new shares. HSBC did not subscribe and, as a result, its interests in the associates’ equity decreased. The assets of each associate substantially increased as a result of the new share issue and, as a consequence, HSBC’s share of the associates’ underlying net assets increased notwithstanding the reduction in the Group’s proportionate ownership interests. This increase is a gain arising from the dilution of the Group’s interests in the associates, and is presented in the income statement.

Back to Contents
5	Net earned insurance premiums

			Life	Life	Investment
		Non-life	insurance	insurance	contracts with
		insurance	(non-linked)	(linked)	DPF	[1]	Total
		US$m	US$m	US$m	US$m		US$m
	2008
	Gross written premiums	1,776	6,257	1,825	2,802		12,660
	Movement in unearned premiums	58	(171)	–	–		(113)

	Gross earned premiums	1,834	6,086	1,825	2,802		12,547

	Gross written premiums ceded to reinsurers	(260)	(878)	(564)	–		(1,702)
	Reinsurers’ share of movement in unearned premiums	(3)	27	(19)	–		5

	Reinsurers’ share of gross earned premiums	(263)	(851)	(583)	–		(1,697)

	Net earned insurance premiums	1,571	5,235	1,242	2,802		10,850

	2007
	Gross written premiums	1,853	4,892	2,350	1,890		10,985
	Movement in unearned premiums	2	14	–	–		16

	Gross earned premiums	1,855	4,906	2,350	1,890		11,001

	Gross written premiums ceded to reinsurers	(385)	(357)	(1,166)	–		(1,908)
	Reinsurers’ share of movement in unearned premiums	(22)	–	5	–		(17)

	Reinsurers’ share of gross earned premiums	(407)	(357)	(1,161)	–		(1,925)

	Net earned insurance premiums	1,448	4,549	1,189	1,890		9,076

	2006
	Gross written premiums	1,824	3,640	848	8		6,320
	Movement in unearned premiums	122	14	(1)	–		135

	Gross earned premiums	1,946	3,654	847	8		6,455

	Gross written premiums ceded to reinsurers	(451)	(274)	(14)	–		(739)
	Reinsurers’ share of movement in unearned premiums	(48)	–	–	–		(48)

	Reinsurers’ share of gross earned premiums	(499)	(274)	(14)	–		(787)

	Net earned insurance premiums	1,447	3,380	833	8		5,668

1	Discretionary participation features.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 6, 7 and 8

6	Net insurance claims incurred and movement in liabilities to policyholders

		Life	Life	Investment
	Non-life	insurance	insurance	contracts with
	insurance	(non-linked)	(linked)	DPF[1]	Total
	US$m	US$m	US$m	US$m	US$m
2008
Claims, benefits and surrenders paid	1,044	1,491	481	1,911	4,927
Movement in liabilities	–	3,989	458	(168)	4,279
Gross claims incurred and movement in liabilities	1,044	5,480	939	1,743	9,206
Reinsurers’ share of claims, benefits and surrenders paid	(158)	(172)	(44)	–	(374)
Reinsurers’ share of movement in liabilities	75	(620)	(1,398)	–	(1,943)
Reinsurers’ share of claims incurred and movement in liabilities	(83)	(792)	(1,442)	–	(2,317)

Net insurance claims incurred and movement in liabilities to policyholders	961	4,688	(503)	1,743	6,889

2007
Claims, benefits and surrenders paid	1,017	940	790	1,080	3,827
Movement in liabilities	82	2,437	2,096	1,108	5,723
Gross claims incurred and movement in liabilities	1,099	3,377	2,886	2,188	9,550
Reinsurers’ share of claims, benefits and surrenders paid	(207)	(169)	(45)	–	(421)
Reinsurers’ share of movement in liabilities	36	518	(1,075)	–	(521)
Reinsurers’ share of claims incurred and movement in liabilities	(171)	349	(1,120)	–	(942)

Net insurance claims incurred and movement in liabilities to policyholders	928	3,726	1,766	2,188	8,608

2006
Claims, benefits and surrenders paid	889	814	495	–	2,198
Movement in liabilities	10	2,207	651	6	2,874
Gross claims incurred and movement in liabilities	899	3,021	1,146	6	5,072
Reinsurers’ share of claims, benefits and surrenders paid	(228)	(154)	(9)	–	(391)
Reinsurers’ share of movement in liabilities	57	(54)	20	–	23
Reinsurers’ share of claims incurred and movement in liabilities	(171)	(208)	11	–	(368)

Net insurance claims incurred and movement in liabilities to policyholders	728	2,813	1,157	6	4,704

1	Discretionary participation features.

Back to Contents
7	Net operating income

	Net operating income is stated after the following items of income, expense, gains and losses:
		2008	2007	2006
		US$m	US$m	US$m
	Income
	Interest recognised on impaired financial assets	1,040	404	284
	Fees earned on financial assets or liabilities not held for trading nor designated at fair value, other than fees included in effective interest rate calculations on these types of assets and liabilities	14,511	15,140	11,182
	Fees earned on trust and other fiduciary activities where HSBC holds or invests assets on behalf of its customers	3,314	3,695	2,909
	Income from listed investments	11,425	10,944	7,304
	Income from unlisted investments	11,359	10,429	9,192
	Losses from the alleged fraud at Bernard L Madoff Investment Securities LLC (charged against trading income)	(984)	–	–

	Expense
	Interest on financial instruments, excluding interest on financial liabilities held for trading or designated at fair value	(45,525)	(50,876)	(38,158)
	Fees payable on financial assets or liabilities not held for trading nor designated at fair value, other than fees included in effective interest rate calculations on these types of assets and liabilities	(1,866)	(1,923)	(1,826)
	Fees payable relating to trust and other fiduciary activities where HSBC holds or invests assets on behalf of its customers	(159)	(163)	(103)

	Gains/(losses)
	Gain on disposal or settlement of loans and advances	94	64	24
	Impairment of available-for-sale equity securities	(1,042)	(42)	–
	Gains on disposal of property, plant and equipment, intangible assets and non-financial investments	465	213	781
	Gain on repurchase of 8 Canada Square	416	–	–

	Loan impairment charges and other credit risk provisions	(24,937)	(17,242)	(10,573)
	Net impairment charge on loans and advances	(24,131)	(17,177)	(10,547)
	Impairment of available-for-sale debt securities	(737)	(44)	(21)
	Impairment in respect of other credit risk provisions	(69)	(21)	(5)

8	Employee compensation and benefits

		2008	2007	2006
		US$m	US$m	US$m

	Wages and salaries	18,169	18,535	16,186
	Social security costs	1,625	1,587	1,194
	Post-employment benefits	998	1,212	1,120

		20,792	21,334	18,500

	The average number of persons employed by HSBC during the year was as follows:
		2008	2007	2006

	Europe	87,864	86,918	84,170
	Hong Kong	30,030	27,702	27,328
	Rest of Asia-Pacific	96,155	83,103	68,182
	North America	53,090	58,117	57,654
	Latin America	64,319	66,442	58,863

	Total	331,458	322,282	296,197

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 8

Post-employment benefit plans

Income statement charge

	2008	2007	2006
	US$m	US$m	US$m

Defined benefit pension plans	477	694	602
– HSBC Bank (UK) Pension Scheme	255	490	342
– Other plans	222	204	260
Defined contribution plans	508	485	456

	985	1,179	1,058
Defined benefit healthcare plans	13	33	62

	998	1,212	1,120

Net liabilities recognised on balance sheet in respect of defined benefit plans
		2008	2007
		US$m	US$m

Defined benefit pension plans		3,154	1,968
– HSBC Bank (UK) Pension Scheme		392	808
– Other plans		2,762	1,160
Defined benefit healthcare plan		734	925

		3,888	2,893

HSBC pension plans

HSBC operates some 205 pension plans throughout the world, covering 86 per cent of HSBC’s employees, with a total pension cost of US$985 million (2007: US$1,179 million; 2006: US$1,058 million), of which US$678 million (2007: US$626 million; 2006: US$668 million) relates to plans outside the UK.

Progressively, HSBC has been moving to defined contribution plans for all new employees. The pension cost for defined contribution plans, which cover 50 per cent of HSBC’s employees, was US$508 million (2007: US$485 million; 2006: US$456 million).

Both HSBC’s and, where relevant and appropriate, the trustees’ long-term investment objectives for defined benefit plans are:

• to limit the risk of the assets failing to meet the liabilities of the plans over the long-term; and

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

Most of the Group’s defined benefit plans, which cover 36 per cent of HSBC’s employees, are funded plans with assets which, in the case of most of the larger plans, are held in trust or similar funds separate from HSBC. The plans are reviewed at least annually or in accordance with local practice and regulations by qualified actuaries. The actuarial assumptions used to calculate the defined benefit obligations and related current service costs vary according to the economic conditions of the countries in which they are situated.

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

Back to Contents
Statement of Investment Principles (‘SIP’). The SIP sets out the principles governing how decisions about investments are made.

In 2006, HSBC and the Trustee of the principal plan agreed to change the investment strategy in order to reduce the investment risk. This involved switching from a largely equity-based strategy to a strategy largely based on holding bonds together with a more diverse range of investments. The principal plan committed to undertake a programme including entering into swap arrangements whereby the principal plan is committed to making LIBOR-related interest payments in exchange for cash flows paid into the plan, based on a projection of the future benefit payments from the principal plan. The asset allocation for this strategy is:

%

Equities	15.0
Bonds	50.0
Alternative assets[1]	10.0
Property	10.0
Cash	15.0

100.0

1	Alternative assets include emerging market bonds, loans, and infrastructure assets.

At 31 December 2008, this strategy was substantially in place and details of the swap arrangements are included in Note 43.

The latest actuarial investigation of the principal plan was made at 31 December 2005. At that date, the market value of the HSBC Bank (UK) Pension Scheme’s assets was US$18,072 million (including assets relating to the defined benefit plan, the defined contribution plan, and additional voluntary contributions). The market value of the plan assets represented 89 per cent of the amount expected to be required, on the basis of the assumptions adopted, to provide the benefits accrued to members after allowing for expected future increases in earnings, and the resulting deficit amounted to US$2,065 million. The method adopted for this investigation was the projected unit method.

The expected cash flows from the plan were projected by reference to the Retail Price Index (‘RPI’) swap break-even curve at 31 December 2005. Salary increases were assumed to be 1 per cent per annum above RPI and inflationary pension increases, subject to a minimum of zero per cent and a maximum of 5 per cent, were assumed to be in line with RPI. The projected cash flows were discounted at the LIBOR swap curve at 31 December 2005 plus a margin for the expected return on the investment strategy of 110 basis points per annum. The mortality experience of the plan’s pensioners over the three year period since the previous valuation was analysed and the mortality assumption set on the basis of this with allowances for medium cohort improvements on the PA92 series of tables from the valuation date.

In anticipation of the results of the 2005 investigation, on 22 December 2005 HSBC Bank plc made an additional contribution of US$1,746 million to the principal plan in order to reduce the deficit of the plan. Following receipt of the valuation results, HSBC agreed with the Trustee to meet a schedule of additional future funding payments, as set out below:

	US$m	[1]	£m

2007	587		300
2012	678		465
2013	678		465
2014	678		465

1	The payment schedule has been agreed with the Trustee in pounds sterling and the equivalent US dollar amounts are shown at the exchange rate effective as at 31 December 2008. The amount for 2007 was paid in March 2007, and is shown above at the exchange rate at that time.

HSBC considers that the contributions set out above are sufficient to meet the deficit as at 31 December 2005 over the agreed period.

HSBC Bank plc also decided to make ongoing contributions to the principal plan in respect of the accrual of benefits of defined benefit section members at the rate of 36 per cent of pensionable salaries from 1 January 2007, until the completion of the next actuarial valuation, due as at 31 December 2008. During 2006 HSBC paid contributions at the rate of 20 per cent of pensionable salaries. A further 2 per cent of pensionable salaries is being paid over the period 1 January 2007 to 31 December 2014 to make good the difference in contributions during 2006.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 8

The Trustee and the bank will monitor progress towards closing the deficit and reassess the deficit in the light of the triennial valuation that is currently being performed as at 31 December 2008. This valuation process is currently underway and is due to be completed no later than 31 March 2010. Future funding commitments will be determined on conclusion of the actuarial valuation.

As part of the 31 December 2005 valuation, calculations were also carried out as to the amount of assets that might be needed to meet the liabilities if the plan was discontinued and the members’ benefits bought out with an insurance company (although in practice this may not be possible for a plan of this size) or the Trustee continued to run the plan without the support of HSBC. The amount required under this approach was estimated at 31 December 2005 to be US$26,700 million. In estimating the solvency position for this purpose, a more prudent assumption about future mortality was made than for the assessment of the ongoing position and it was assumed that the Trustee would alter the investment strategy to be an appropriately matched portfolio of cash and interest and inflation swaps. An explicit allowance for expenses was also included.

The benefits payable from the defined benefit plan are expected to be as shown in the chart below:

Benefit payments (US$m)

In Hong Kong, the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme covers employees of The Hongkong and Shanghai Banking Corporation and certain other employees of HSBC Group. The scheme comprises a funded defined benefit scheme (which provides a lump sum on retirement but is now closed to new members) and a defined contribution scheme. The latter was established on 1 January 1999 for new employees. The latest valuation of the defined benefit scheme was made at 31 December 2007. At that valuation date, the market value of the defined benefit scheme’s assets was US$1,183 million. On an ongoing basis, the actuarial value of the scheme’s assets represented 119 per cent of the actuarial present value of the benefits accrued to members, after allowing for expected future increases in salaries, and the resulting surplus amounted to US$192 million. On a wind-up basis, the scheme’s assets represents 125 per cent of the members’ vested benefits, based on current salaries, and the resulting surplus amounted to US$237 million. The attained age method has been adopted for the valuation and the major assumptions used in this valuation were a discount rate of 6 per cent per annum and long-term salary increases of 5 per cent per annum.

The HSBC North America (U.S.) Retirement Income Plan covers employees of HSBC Bank USA, HSBC Finance, and certain other employees of HSBC USA. It comprises a final average pay plan (now closed to new participants) and a cash balance plan. All new employees participate in the cash balance plan. The most recent actuarial valuation of the plan was made at 1 January 2008. At that date, the actuarial value of the plan's assets was equal to market value of US$2,616 million. The assets represented 105 per cent of the benefits accrued to members as valued under the provisions of the Pension Protection Act of 2006 that was effective for the plan year beginning 1 January 2008.The resulting surplus amounted to US$122 million. The method employed for this valuation was the projected unit method and the discount rate was determined using a full yield curve method, which resulted in an effective interest rate of 6.4 per cent per annum.

The HSBC Bank (UK) Pension Scheme, The HSBC Group Hong Kong Local Staff Retirement Benefit Scheme, and the HSBC North America (U.S.) Retirement Income Plan cover 35 per cent of HSBC’s employees.

Back to Contents
HSBC healthcare benefits plans

HSBC also provides post-employment healthcare benefits under plans in the UK, the US, Canada, Mexico, France and Brazil, the majority of which are unfunded. Post-employment healthcare benefits plans are accounted for in the same manner as defined benefit pension plans. The plans are reviewed at least annually or in accordance with local practice and regulations by qualified actuaries. The actuarial assumptions used to calculate the defined benefit obligation and related current service cost vary according to the economic conditions of the countries in which they are situated. Total healthcare cost was US$13 million (2007: US$33 million; 2006: US$62 million).

Post-employment defined benefit plans’ principal actuarial financial assumptions

The principal actuarial financial assumptions used to calculate the Group’s obligations under its defined benefit pension and post-employment healthcare plans at 31 December 2008, were as follows. These assumptions will also form the basis for measuring periodic costs under the plans in 2009:

						Healthcare cost trend

			Rate of		Rate			Year of
	Discount	Inflation	increase for		of pay	Initial	Ultimate	ultimate
	rate	rate	pensions	[1]	increase	rate	rate	rate
	%	%	%		%	%	%

UK2	6.50	2.90	3.00		3.40	6.90	6.90	n/a
Hong Kong	1.19	n/a	n/a		5.00	n/a	n/a	n/a
US	6.05	2.50	n/a		3.50	8.90	5.00	2018
Jersey	6.50	2.90	2.90		4.65	n/a	n/a	n/a
Mexico	8.10	3.50	2.00		4.50	6.75	6.75	n/a
Brazil	10.75	4.50	4.50		5.50	10.00	5.50	2018
France	5.75	2.00	2.00		3.00	n/a	n/a	n/a
Canada	7.19	2.50	n/a		3.85	8.20	4.90	2012
Switzerland	2.60	1.50	n/a		2.39	n/a	n/a	n/a
Germany	5.75	2.00	2.00		3.00	n/a	n/a	n/a

1	Rate of increase for pensions in payment and deferred pension.
2	Rate of increase for pensions in the UK is currently for pensions in payment only. Pensions not yet in payment are assumed to increase at 2.80 per cent per annum.

The principal actuarial financial assumptions used to calculate the Group’s obligations under its defined benefit pension and post-employment healthcare plans at 31 December 2007, were as follows. These assumptions also formed the basis for measuring periodic costs under the plans in 2008:

						Healthcare cost trend

			Rate of		Rate			Year of
	Discount	Inflation	increase for		of pay	Initial	Ultimate	ultimate
	rate	rate	pensions	[1]	increase	rate	rate	rate
	%	%	%		%	%	%

UK	5.80	3.30	3.30		4.30	7.30	7.30	n/a
Hong Kong	3.45	n/a	n/a		5.02	n/a	n/a	n/a
US	6.55	2.50	n/a		3.75	9.60	5.00	2014
Jersey	5.80	3.30	3.30		5.05	n/a	n/a	n/a
Mexico	7.88	3.50	2.00		4.50	6.00	6.00	n/a
Brazil	10.75	4.50	4.50		4.50	10.50	5.50	2017
France	5.50	2.00	2.00		3.00	6.00	6.00	n/a
Canada	5.43	2.50	n/a		3.86	9.00	4.90	2012
Switzerland	3.30	1.50	n/a		2.38	n/a	n/a	n/a
Germany	5.50	2.00	2.00		3.00	n/a	n/a	n/a

1	Rate of increase for pensions in payment and deferred pension.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 8

The principal actuarial financial assumptions used to calculate the Group’s obligations under its defined benefit pension and post-employment healthcare plans at 31 December 2006, were as follows. These assumptions also formed the basis for measuring periodic costs under the plans in 2007:

						Healthcare cost trend

			Rate of		Rate			Year of
	Discount	Inflation	increase for		of pay	Initial	Ultimate	ultimate
	rate	rate	pensions	[1]	increase	rate	rate	rate
	%	%	%		%	%	%

UK	5.10	3.00	3.00		4.00	7.00	7.00	n/a
Hong Kong	3.75	n/a	n/a		3.00	n/a	n/a	n/a
US	5.90	2.50	n/a		3.75	10.50	5.00	2014
Jersey	5.10	3.00	3.00		4.75	n/a	n/a	n/a
Mexico	8.00	3.50	2.00		4.00	6.75	6.75	n/a
Brazil	10.75	4.50	4.50		4.50	11.00	5.50	2016
France	4.50	2.00	2.00		3.00	6.00	6.00	n/a
Canada	5.19	2.50	n/a		3.47	9.90	4.90	2012
Switzerland	2.25	1.50	n/a		2.25	n/a	n/a	n/a
Germany	4.50	2.00	2.00		3.00	n/a	n/a	n/a

1	Rate of increase for pensions in payment and deferred pension.

HSBC determines the discount rates to be applied to its obligations in consultation with the plans’ local actuaries, on the basis of current average yields of high quality (AA rated or equivalent) debt instruments, with maturities consistent with those of the defined benefit obligations. In countries where there is no deep market in corporate bonds, government bond yields have been used. The yield curve has been extrapolated where the term of the liabilities is longer than the duration of available bonds and the discount rate used then takes into account the term of the liabilities and the shape of the yield curve.

When determining the discount rate with reference to a bond index, an appropriate index for the specific region has been used. The expected return on plan assets represents the best estimate of long-term future asset returns, which takes into account historical market returns plus additional factors such as the current rate of inflation and interest rates.

Mortality assumptions are increasingly significant in measuring the Group’s obligations under its defined benefit pension and post-employment healthcare plans, particularly given the maturity of the plans. The mortality tables and average life expectancy at 65 used at 31 December 2008 were as follows:

		Life expectancy at		Life expectancy at
		age 65 for a male		age 65 for a female
	Mortality table	member currently:		member currently:

		Aged 65	Aged 45	Aged 65	Aged 45

UK	PA92[1]	20.8	22.8	24.1	26.2
Hong Kong	n/a	n/a	n/a	n/a	n/a
US	RP 2000 fully generational	19.1	20.6	21.1	22.0
Jersey	90% of PNA00[2]	23.0	25.0	25.4	27.3
Mexico	EMSSA-97, AA generational scale from RP 2000 series	18.3	19.8	21.0	21.9
Brazil	RP 2000 fully generational	19.1	20.6	21.1	22.0
France	TG 05	23.1	25.9	26.6	29.4
Canada pension plans	Between UP94 C2015	18.5	18.5	21.1	21.1
	and UP94 C2027	and 19.4	and 19.4	and 21.6	and 21.6
Canada healthcare plan	UP94 C2025	19.3	19.3	21.5	21.5
Switzerland	BVG 2005[3]	17.9	17.9	21.0	21.0
Germany	Heubeck 2005 G	18.0	20.7	22.1	24.7

1	PA92 with standard improvements to 2005 and medium cohort with 1 per cent minimum improvement thereafter.
2	PNA00 year of birth and medium cohort with 1 per cent improvement thereafter.
3	3.5 per cent load, additional 5.0 per cent load for future mortality improvements.

Back to Contents
The mortality tables and average life expectancy at 65 used at 31 December 2007 were as follows:

		Life expectancy at		Life expectancy at
		age 65 for a male		age 65 for a female
	Mortality table	member currently:		member currently:

		Aged 65	Aged 45	Aged 65	Aged 45

UK	PA92[1]	20.4	21.7	23.4	24.6
Hong Kong	n/a	n/a	n/a	n/a	n/a
US	RP 2000 fully
	generational	19.1	20.6	21.1	22.0
Jersey	PA92[2]	21.9	23.0	24.8	25.8
Mexico	EMSSA-97	16.5	16.5	19.9	19.9
Brazil	RP 2000 fully
	generational	19.1	20.6	21.1	22.0
France	TG 05	22.9	25.7	26.4	29.3
Canada pension plans	Between UP94 C2015	19.0	19.0	21.6	21.6
	and UP94 C2027	and 20.0	and 20.0	and 22.1	and 22.1
Canada healthcare plan	UP94 C2025	19.8	19.8	22.0	22.0
Switzerland	BVG 2005 (3% load)	17.9	17.9	21.0	21.0
Germany	Heubeck 2005 G	18.1	20.8	22.2	24.9

1	PA92 with standard improvements to 2005 and medium cohort improvements thereafter.
2	PA92 year of birth with medium cohort improvements.

Actuarial assumption sensitivities

The discount rate is sensitive to changes in market conditions arising during the reporting period. The mortality rates used are sensitive to experience from the plan member profile. The following table shows the effect of changes in these and the other key assumptions on the principal plan:

	HSBC Bank (UK) Pension Scheme

	2008	2007
	US$m	US$m
Discount rate
Change in pension obligation at year end from a 25bps increase	(559)	(989)
Change in pension obligation at year end from a 25bps decrease	595	1,063
Change in 2009 pension cost from a 25bps increase	(9)	(20)
Change in 2009 pension cost from a 25bps decrease	10	20

Rate of inflation
Change in pension obligation at year end from a 25bps increase	525	1,063
Change in pension obligation at year end from a 25bps decrease	(493)	(989)
Change in 2009 pension cost from a 25bps increase	45	82
Change in 2009 pension cost from a 25bps decrease	(41)	(76)

Rate of increase for pensions in payment and deferred pensions
Change in pension obligation at year end from a 25bps increase	349	823
Change in pension obligation at year end from a 25bps decrease	(328)	(758)
Change in 2009 pension cost from a 25bps increase	29	60
Change in 2009 pension cost from a 25bps decrease	(23)	(56)

Rate of pay increase
Change in pension obligation at year end from a 25bps increase	172	240
Change in pension obligation at year end from a 25bps decrease	(168)	(231)
Change in 2009 pension cost from a 25bps increase	16	22
Change in 2009 pension cost from a 25bps decrease	(15)	(20)

Investment return
Change in 2009 pension cost from a 25bps increase	36	56
Change in 2009 pension cost from a 25bps decrease	(36)	(56)

Mortality
Change in pension obligation from each additional year of longevity assumed	365	683

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 8

The following table shows the effect of changes in the discount rate and in mortality rates on plans other than the principal plan:

	Other plans

	2008	2007
	US$m	US$m

Change in defined benefit obligation at year end from a 25bps increase in discount rate	(255)	(312)
Change in 2009 defined benefit charge from a 25bps increase in discount rate	(4)	(8)
Increase in defined benefit obligation from each additional year of longevity assumed	91	137

Defined benefit pension plans

The calculation of the net liability under the Group’s defined benefit pension plans is set out below together with the expected rates of return and plan assets used to measure the net defined benefit pension costs in each subsequent year.

	HSBC Bank (UK) Pension Scheme

	2008		2007

	Expected		Expected
	rates of		rates of
	return	Value	return	Value
	%	US$m	%	US$m

Fair value of plan assets		14,865		22,704
Equities	8.1	2,242	8.3	4,580
Bonds	5.7	10,999	6.1	15,341
Property	6.9	1,184	7.3	1,878
Other	4.2	440	5.1	905
Defined benefit obligation		(15,257)		(23,512)
Present value of funded obligations		(15,257)		(23,512)
Present value of unfunded obligations		–		–

Net liability		(392)		(808)

	Other plans

	2008			2007

	Expected			Expected
	rates of			rates of
	return	[1]	Value	return	[1]	Value
	%		US$m	%		US$m

Fair value of plan assets			6,024			7,768
Equities	8.3		1,856	8.3		3,439
Bonds	5.0		3,261	5.4		3,452
Property	6.3		87	7.3		111
Other	3.8		820	5.7		766
Defined benefit obligation			(8,787)			(8,873)
Present value of funded obligations			(8,271)			(8,453)
Present value of unfunded obligations			(516)			(420)
Effect of limit on plan surpluses			(9)			(55)
Unrecognised past service cost			10			–

Net liability			(2,762)			(1,160)

1	The expected rates of return are weighted on the basis of the fair value of the plan assets.

Plan assets include US$52 million (2007: US$86 million) of equities issued by HSBC and US$2,206 million (2007: US$572 million) of other assets issued by HSBC. The fair value of plan assets includes derivatives entered into with the HSBC Bank (UK) Pension Scheme with a positive fair value of US$1,779 million at 31 December 2008 (2007: US$248 million positive fair value) and US$388 million positive fair value (2007: US$63 million positive fair value) in respect of the HSBC International Staff Retirement Benefits Scheme. Further details of these swap arrangements are included in Note 43.

Back to Contents
Changes in the present value of defined benefit obligations

	HSBC Bank (UK) Pension Scheme		Other plans

	2008	2007	2008	2007
	US$m	US$m	US$m	US$m

At 1 January	23,512	24,332	8,873	7,916
Current service cost	387	454	357	347
Interest cost	1,227	1,247	466	398
Contributions by employees	2	–	40	37
Actuarial (gains)/losses	(3,032)	(2,395)	358	475
Benefits paid	(873)	(632)	(596)	(529)
Past service cost – vested immediately	–	–	9	6
Past service cost – unvested benefits	–	–	10	–
Disposals	–	–	(44)	–
Reduction in liabilities resulting from curtailments	–	–	(20)	(63)
Liabilities extinguished on settlements	–	–	(81)	(16)
Exchange differences	(5,966)	506	(585)	302

At 31 December	15,257	23,512	8,787	8,873

Changes in the fair value of plan assets

	HSBC Bank (UK) Pension Scheme		Other plans

	2008	2007	2008	2007
	US$m	US$m	US$m	US$m

At 1 January	22,704	20,587	7,768	7,116
Expected return on plan assets	1,359	1,211	549	486
Contributions by HSBC	462	1,058	238	211
– normal	462	471	223	199
– special	–	587	15	12
Contributions by employees	2	–	40	37
Experience gains/(losses)	(2,861)	29	(1,452)	157
Benefits paid	(873)	(632)	(576)	(467)
Assets distributed on settlements	–	–	(40)	(17)
Exchange differences	(5,928)	451	(503)	245

At 31 December	14,865	22,704	6,024	7,768

The actual return on plan assets for the year ended 31 December 2008 was a negative return of US$2,405 million (2007: positive US$1,883 million). HSBC expects to make US$588 million of contributions to defined benefit pension plans during 2009. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are:

	2009	2010	2011	2012	2013	2014-2018
	US$m	US$m	US$m	US$m	US$m	US$m

HSBC Bank (UK) Pension Scheme	729	766	804	845	887	5,149
Other significant plans	435	423	455	489	522	3,093

Total expense recognised in the income statement in ‘Employee compensation and benefits’

	HSBC Bank (UK) Pension Scheme			Other plans

	2008	2007	2006	2008	2007	2006
	US$m	US$m	US$m	US$m	US$m	US$m

Current service cost	387	454	456	357	347	304
Interest cost	1,227	1,247	1,055	466	398	366
Expected return on plan assets	(1,359)	(1,211)	(1,169)	(549)	(486)	(421)
Past service cost	–	–	–	9	7	11
Gains on curtailments	–	–	–	(20)	(63)	–
(Gains)/losses on settlements	–	–	–	(41)	1	–

Total expense	255	490	342	222	204	260

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 8

Summary
	HSBC Bank (UK) Pension Scheme

	2008	2007	2006	2005	2004
	US$m	US$m	US$m	US$m	US$m

Defined benefit obligation	(15,257)	(23,512)	(24,332)	(20,587)	(19,998)
Fair value of plan assets	14,865	22,704	20,587	17,396	15,105

Net deficit	(392)	(808)	(3,745)	(3,191)	(4,883)

Experience gains/(losses) on plan liabilities	(49)	(64)	540	70	401
Experience gains/(losses) on plan assets	(2,861)	29	–	1,623	506
Gains/(losses) from changes in actuarial assumptions	3,081	2,459	(570)	(2,038)	(1,357)

Total net actuarial gains/(losses)	171	2,424	(30)	(345)	(450)

	Other plans

	2008	2007	2006	2005	2004
	US$m	US$m	US$m	US$m	US$m

Defined benefit obligation	(8,787)	(8,873)	(7,916)	(7,102)	(6,501)
Fair value of plan assets	6,024	7,768	7,116	6,356	5,823

Net deficit	(2,763)	(1,105)	(800)	(746)	(678)

Experience losses on plan liabilities	(52)	(354)	(167)	(113)	(42)
Experience gains on plan assets	(1,452)	157	203	78	3
Losses from changes in actuarial assumptions	(306)	(121)	(44)	(393)	(243)

Total net actuarial gains/(losses)	(1,810)	(318)	(8)	(428)	(282)

Actuarial gains and losses represent experience adjustments on plan assets and liabilities as well as adjustments arising from changes in actuarial assumptions. Total cumulative actuarial losses recognised in equity at 31 December 2008 were US$1,076 million (2007: gains of US$563 million).

The total effect of the limit on plan surpluses recognised within actuarial losses in equity during 2008 was a US$41 million gain excluding exchange differences of US$5 million (2007: US$42 million loss excluding exchange differences of US$4 million).

Defined benefit healthcare plans

	2008			2007

	Expected			Expected
	rates of			rates of
	return	[1]	Value	return	[1]	Value
	%		US$m	%		US$m

Fair value of plan assets			128			146
Equities	11.6		39	13.0		44
Bonds	8.0		89	7.9		102
Defined benefit obligation			(839)			(1,038)
Present value of funded obligations			(172)			(191)
Present value of unfunded obligations			(667)			(847)
Unrecognised past service cost			(23)			(33)

Net liability			(734)			(925)

1	The expected rates of return are weighted on the basis of the fair value of the plan assets.

Back to Contents
Changes in the present value of defined benefit obligations

	2008	2007
	US$m	US$m

At 1 January	1,038	1,106
Current service cost	19	25
Interest cost	65	67
Contributions by employees	2	2
Actuarial (gains)/losses	2	(109)
Benefits paid	(76)	(54)
Past service cost:
– vested immediately	–	(2)
– unvested benefits	–	(2)
Reduction in liabilities resulting from curtailments	(31)	(42)
Liabilities extinguished on settlements	(38)	(2)
Exchange differences	(142)	49

At 31 December	839	1,038

Changes in the fair value of plan assets
	2008	2007
	US$m	US$m

At 1 January	146	133
Expected return on plan assets	12	13
Contributions by HSBC	19	19
Experience losses	(14)	(6)
Benefits paid	(9)	(11)
Assets distributed on settlements	(12)	(2)
Exchange differences	(14)	–

At 31 December	128	146

The actual return on plan assets for the year ended 31 December 2008 was a negative return of US$2 million (2007: positive US$7 million).

HSBC expects to make US$4 million (2007: US$18 million) of contributions to post-employment healthcare benefit plans during 2009. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are:

	2009	2010	2011	2012	2013	2014-2018
	US$m	US$m	US$m	US$m	US$m	US$m

Significant plans	44	48	50	52	54	294

Total expense recognised in the income statement in ‘Employee compensation and benefits’

	2008	2007	2006
	US$m	US$m	US$m

Current service cost	19	25	19
Interest cost	65	67	64
Expected return on plan assets	(12)	(13)	(11)
Past service cost	(2)	(4)	(1)
Losses on curtailments	(31)	(42)	(8)
Losses on settlements	(26)	–	(1)

Total expense	13	33	62

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements(continued)

Notes 8 and 9

Summary
	2008	2007	2006	2005	2004
	US$m	US$m	US$m	US$m	US$m

Defined benefit obligation	(839)	(1,038)	(1,106)	(1,004)	(982)
Fair value of plan assets	128	146	133	107	79

Net deficit	(711)	(892)	(973)	(897)	(903)

Experience gains/(losses) on plan liabilities	(34)	15	(12)	19	(15)
Experience gains/(losses) on plan assets	(14)	(6)	(1)	1	–
Gains/(losses) from changes in actuarial assumptions	32	94	(25)	(63)	20

Total net actuarial gains/(losses)	(16)	103	(38)	(43)	5

Actuarial gains and losses represent experience adjustments on plan assets and liabilities as well as adjustments arising from changes in actuarial assumptions. Total cumulative net actuarial gains recognised in equity at 31 December 2008 were US$11 million (2007: gains of US$27 million).

The actuarial assumptions of the healthcare cost trend rates have a significant effect on the amounts recognised. A one percentage point change in assumed healthcare cost trend rates would have the following effects on amounts recognised in 2008:
	2008		2007

	1% increase	1% decrease	1% increase	1% decrease
	US$m	US$m	US$m	US$m

Increase/(decrease) of the aggregate of the current service cost and interest cost	9	(7)	14	(10)
Increase/(decrease) of defined benefit obligation	77	(62)	110	(100)

HSBC Holdings

Employee compensation and benefit expense in respect of HSBC Holdings’ employees in 2008 amounted to US$218 million (2007: US$257 million). The average number of persons employed by HSBC Holdings during 2008 was 730 (2007: 595).

Employees of HSBC Holdings who are members of defined benefit pension plans are principally members of either the HSBC Bank (UK) Pension Scheme or the HSBC International Staff Retirement Benefits Scheme. HSBC Holdings pays contributions to plans in accordance with schedules determined by the Trustees following consultation with qualified actuaries.

Directors’ emoluments

The aggregate emoluments of the Directors of HSBC Holdings, computed in accordance with Part I of Schedule 6 of the Companies Act 1985, were:
	2008	2007	2006
	US$000	US$000	US$000

Fees	2,529	2,626	2,660
Salaries and other emoluments	11,584	7,929	7,774
Bonuses	–	8,938	10,705

	14,113	19,493	21,139

Gains on the exercise of share options	23	13	3
Vesting of Long-Term Incentive awards	7,147	4,563	18,975

In addition, there were payments under retirement benefit agreements with former Directors of US$1,139,968 (2007: US$1,183,960). The provision at 31 December 2008 in respect of unfunded pension obligations to former Directors amounted to US$15,164,791 (2007: US$18,491,117).

During the year, aggregate contributions to pension schemes in respect of Directors were US$664,174 (2007: US$545,854 which included US$460,564 arising from a Director’s waiver of bonus).

Back to Contents
Discretionary bonuses for Directors are based on a combination of individual and corporate performance and are determined by the Remuneration Committee. Details of Directors’ remuneration, share options and conditional awards under the Restricted Share Plan 2000 and the HSBC Share Plan are included in the ‘Directors’ Remuneration Report’ on pages 315 to 328.

9	Auditors’ remuneration

Auditors’ remuneration in relation to the statutory audit amounted to US$54.9 million (2007: US$52.3 million; 2006: US$44.7 million). The following fees were payable by HSBC to the Group’s principal auditor, KPMG Audit Plc and its associates (together ‘KPMG’):

			2008	2007	2006
			US$m	US$m	US$m

Audit fees for HSBC Holdings’ statutory audit[1]			2.1	3.0	2.7
–		fees relating to current year	2.5	3.0	2.7
–		fees relating to prior year	(0.4)	–	–
Fees payable to KPMG for other services provided to HSBC			88.3	79.1	64.1
	Audit-related services:
	–	audit of HSBC’s subsidiaries, pursuant to legislation[2]	48.6	45.2	40.4
	–	other services pursuant to legislation[3]	26.5	19.4	15.4
Tax services[4]			3.1	2.9	2.0
Other services:
	–	services relating to information technology[5]	0.6	0.4	0.6
	–	services related to corporate finance transactions[6]	1.4	1.8	1.6
	–	all other services[7]	8.1	9.4	4.1

Total fees payable			90.4	82.1	66.8

1	Fees payable to KPMG Audit Plc for the statutory audit of the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings. They exclude amounts payable for the statutory audit of HSBC Holdings’ subsidiaries which have been included in ‘Fees payable to KPMG for other services provided to HSBC’.
2	Including fees payable to KPMG for the statutory audit of HSBC’s subsidiaries.
3	Including services for assurance and other services that relate to statutory and regulatory filings, including comfort letters and interim reviews. Other services pursuant to legislation included no fees paid to KPMG in respect of work relating to preparation for reporting under section 404 of the Sarbanes-Oxley Act (2007: US$1.6 million; 2006: US$2.2 million). Other accounting firms were paid a total of US$1.2 million (2007: US$2.5 million; 2006: US$8.3 million) for work on this project.
4	Including tax compliance services and tax advisory services.
5	Including advice on IT security and business continuity and performing agreed-upon IT testing procedures.
6	Including fees payable to KPMG for transaction-related work, including US debt issuances.
7	Including other assurance and advisory services such as translation services, ad-hoc accounting advice and review of financial models.

No fees were payable by HSBC to KPMG for the following types of services: internal audit services, valuation and actuarial services, services related to litigation, and services related to recruitment and remuneration. The following fees were payable by HSBC’s associated pension schemes to KPMG:
	2008	2007	2006
	US$000	US$000	US$000

Audit fees	720	612	581
Tax services	73	14	23
All other services	–	36	23

Total fees payable	793	662	627

No fees were payable by HSBC’s associated pension schemes to KPMG for the following types of services: other services pursuant to legislation, services relating to information technology, internal audit services, valuation and actuarial services, services related to litigation, services related to recruitment and remuneration, and services related to corporate finance transactions.

In addition to the above, KPMG estimate they have been paid fees of US$4.8 million (2007: US$3.4 million; 2006: US$2.1 million) by parties other than HSBC but where HSBC is connected with the contracting party and therefore may be involved in appointing KPMG. These fees arise from services such as auditing mutual funds managed by HSBC and reviewing the financial position of corporate concerns which borrow from HSBC.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 10

Fees payable to KPMG for non-audit services for HSBC Holdings are not disclosed separately because such fees are disclosed on a consolidated basis for HSBC Group.

10	Share-based payments

During 2008, US$819 million was charged to the income statement in respect of share-based payment transactions settled in equity (2007: US$870 million; 2006: US$854 million). This expense, which was computed from the fair values of the share-based payment transactions when contracted, arose under employee share awards made in accordance with HSBC’s reward structures.

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

The significant weighted average assumptions used to estimate the fair value of the options granted were as follows:
	1-year	3-year	5-year
	Savings-	Savings-	Savings-
	Related	Related	Related
	Share Option	Share Option	Share Option
	Plan	Plans	Plans
2008
Risk-free interest rate[1] (%)	4.5	4.5	4.5
Expected life[2] (years)	1	3	5
Expected volatility[3] (%)	25	25	25
Share price at grant date (£)	8.80	8.80	8.80

2007
Risk-free interest rate[1] (%)	5.6	5.5	5.4
Expected life[2] (years)	1	3	5
Expected volatility[3] (%)	17	17	17
Share price at grant date (£)	9.24	9.24	9.24

2006
Risk-free interest rate[1] (%)	4.7	4.8	4.7
Expected life[2] (years)	1	3	5
Expected volatility[3] (%)	17	17	17
Share price at grant date (£)	9.54	9.54	9.54

1	The risk-free rate was determined from the UK gilts yield curve for the UK Savings-Related Share Option Plans. A similar yield curve was used for the International Savings-Related Share Option Plans.
2	Expected life is not a single input parameter but a function of various behavioural assumptions.
3	Expected volatility is estimated by considering both historic average share price volatility and implied volatility derived from traded options over HSBC shares of similar maturity to those of the employee options.

Expected dividends are incorporated into the valuation model for share options and awards, where applicable. The expected US dollar denominated dividend growth was determined to be 7 per cent for the first year (2007: 10 per cent for first 3 years) and 8 per cent thereafter (2007: 8 per cent), in line with consensus analyst forecasts.

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

Back to Contents
Performance Share awards

Performance Shares are awarded to executive Directors and other senior executives after taking into account individual performance in the previous year. For awards made prior to 2008, each award is divided into two equal parts for testing attainment against pre-determined benchmarks. One half of the award is subject to a TSR measure, based on HSBC’s ranking against a comparator group of 28 major banks; the other half is subject to an earnings per share target. For each element of the award, shares are released to the employee on a sliding scale from 30 to 100 per cent of the award, depending on the scale of achievement against the benchmarks, providing that the minimum criteria for each performance measure has been met.

For awards made during 2008 and prospectively, each award is divided into three parts for testing attainment against pre-determined benchmarks. 40 per cent of the award is subject to a TSR measure, based on HSBC’s ranking against a comparator group of 26 major banks; 40 per cent is subject to an economic profit measure, calculated as the average annual difference between return on invested capital and HSBC’s benchmark cost of capital; and 20 per cent is subject to an earnings per share target. For the TSR and EPS elements of the awards, shares are released to the employee on a sliding scale from 20 to 100 per cent of the award, depending on the scale of achievement against the benchmarks. For the economic profit element of the awards, shares are released to the employee on a sliding scale from zero to 100 per cent, depending on the scale of achievement against the benchmark. In all cases, shares are only released when the minimum criteria for each performance measure has been met.

In determining whether HSBC Holdings has achieved such sustained improvement the Remuneration Committee will take account of all relevant factors, in particular, comparisons against the TSR comparator group in areas such as revenue growth and mix, cost efficiency, credit performance, cash return on cash invested, dividend performance and TSR.

	2008	2007
	Number	Number
	(000s)	(000s)

Outstanding at 1 January	12,318	10,367
Additions during the year	5,664	3,263
Released in the year	(2,246)	–
Forfeited in the year	(4,117)	(1,312)

Outstanding at 31 December	11,619	12,318

The weighted average fair value of shares awarded by HSBC for performance share awards in 2008 was US$13.61 (2007: US$13.24).

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

	2008	2007
	Number	Number
	(000s)	(000s)

Outstanding at 1 January	79,256	43,420
Additions during the year	72,120	52,790
Released in the year	(17,092)	(8,781)
Forfeited in the year	(12,078)	(8,173)

Outstanding at 31 December	122,206	79,256

The weighted average fair value of shares awarded by HSBC for restricted share awards in 2008 was US$14.64 (2007: US$17.92).

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

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 10

	2008		2007

		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(000s)		£(000s)	£

Outstanding at 1 January	524	8.85	628	8.84
Forfeited and expired in the year	(224)	8.79	(104)	8.79

Outstanding at 31 December	300	8.89	524	8.85

No options were granted in 2008 (2007: nil). The weighted average remaining contractual life of options outstanding at the balance sheet date was 2.1 years (2007: 2.4 years). The exercise price range of options outstanding at the balance sheet date was £8.79 -£9.17. All of the options were exercisable. The options exercisable at the balance sheet date were 300 (2007: nil).

Savings-related share option plans

Savings-related share option plans invite eligible employees to enter into savings contracts to save up to £250 per month (or its equivalent in US dollars, Hong Kong dollars or euros), with the option to use the savings to acquire shares. The aim of the plans is to align the interests of all employees with the creation of shareholder value. The options are exercisable within three months following the first anniversary of the commencement of a one-year savings contract or within six months following either the third or the fifth anniversaries of the commencement of three-year or five-year savings contracts, respectively. The exercise price is set at a 20 per cent (2007: 20 per cent) discount to the market value immediately preceding the date of invitation (except for the one-year options granted under the US sub-plan where a 15 per cent discount is applied).

	2008		2007

		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(000s)		£(000s)	£

Outstanding at 1 January	89,739	6.83	87,837	6.58
Granted in the year	32,951	6.82	30,105	7.43
Exercised in the year	(30,126)	6.10	(17,951)	6.58
Forfeited and expired in the year	(18,163)	7.04	(10,252)	6.58

Outstanding at 31 December	74,401	6.97	89,739	6.83

The weighted average fair value of options granted during the year was US$3.89 (2007: US$4.24). The weighted average share price at the date the share options were exercised was US$15.48 (2007: US$17.93). The exercise price range and weighted average remaining contractual life for options outstanding at the balance sheet date were as follows:

	2008	2007

Exercise price range (£)	5.35-7.67	5.35-7.93
Weighted average remaining contractual life (years)	1.87	1.67
Of which exercisable:
Number (000s)	1,751	541
Weighted average exercise price (£)	6.03	6.44

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

Back to Contents
		2008	2007
		Number	Number
		(000s)	(000s)

Outstanding at 1 January		4,811	12,328
Additions during the year[1]		159	301
Released in the year		(11)	(2,332)
Forfeited in the year		(4,959)	(5,486)

Outstanding at 31 December		–	4,811

1	Additions during the year comprised reinvested scrip dividends.

There was no weighted average remaining vesting period at 31 December 2008 (2007: 0.2 years).

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

	2008	2007
	Number	Number
	(000s)	(000s)

Outstanding at 1 January	19,299	38,670
Additions during the year[1]	934	199
Released in the year	(16,405)	(17,156)
Forfeited in the year	(1,111)	(2,414)

Outstanding at 31 December	2,717	19,299

1	Additions during the year comprised reinvested scrip dividends and reinstatement of awards.

The weighted average remaining vesting period as at 31 December 2008 was 0.5 years (2007: 0.3 years).

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

	2008		2007

		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(000s)		£(000s)	£

Outstanding at 1 January	152,216	8.15	168,786	8.09
Exercised in the year	(3,734)	7.38	(8,351)	7.64
Forfeited and expired in the year	(5,889)	8.28	(8,219)	8.02

Outstanding at 31 December	142,593	8.16	152,216	8.15

The weighted average share price at the date the share options were exercised was US$14.65 (2007: US$18.08). The number of options, weighted average exercise price, and weighted average remaining contractual life of options outstanding at the balance sheet date, analysed by exercise price range, were as follows:

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 10 and 11

	2008		2007

Exercise price range (£)	6.00-8.00	8.01-10.00	6.00-8.00	8.01-10.00
Number (000s)	25,947	116,646	29,312	122,904
Weighted average exercise price (£)	6.91	8.44	6.92	8.44
Weighted average remaining contractual life (years)	4.33	4.34	5.33	5.34
Of which exercisable:
Number (000s)	25,947	116,646	29,312	61,650
Weighted average exercise price (£)	6.91	8.44	6.92	8.59

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

	2008		2007

		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(000s)		£(000s)	£

Outstanding at 1 January	18,239	6.85	22,037	6.82
Exercised in the year	(4,051)	6.58	(3,377)	6.65
Expired in the year	(224)	7.70	(421)	6.84

Outstanding at 31 December	13,964	6.92	18,239	6.85

The weighted average share price at the date the share options were exercised was US$14.65 (2007: US$18.08).

The number of options, weighted average exercise price and weighted average remaining contractual life of options outstanding at the balance sheet date, analysed by exercise price range, were as follows:

	2008	2007

Exercise price range (£)	6.01-7.87	6.01-7.87
Number (000s)	13,964	18,239
Weighted average exercise price (£)	6.92	6.85
Weighted average remaining contractual life (years)	0.75	1.66
Of which exercisable:
Number (000s)	13,964	18,239
Weighted average exercise price (£)	6.92	6.85

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

Back to Contents
	2008		2007

		Exercise		Exercise
	Number	price	Number	price
	(000s)		€(000s)	€

Outstanding at 1 January	604	142.5	648	142.5
Exercised in the year	–	142.5	(42)	142.5

Outstanding and exercisable at 31 December	604	142.5	604	142.5

The weighted average share price at the date the share options were exercised was nil (2007: US$18.08). The remaining contractual life for options outstanding at the balance sheet date was 1.3 years (2007: 2.3 years). At the date of its acquisition in 2000, certain of HSBC France’s subsidiary companies also operated employee share option plans under which options could be granted over their respective shares. On exercise of certain of these options, the subsidiary shares are exchanged for HSBC ordinary shares. The total number of HSBC ordinary shares exchanged under such arrangements in 2008 was 12,810 (2007: 113,240).

HSBC Finance

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

	2008		2007

		Exercise		Exercise
	Number	price	Number	price
	(000s)	US$	(000s)	US$

Outstanding at 1 January	2,455	10.66	3,126	10.66
Exercised in the year	(12)	10.66	(671)	10.66
Expired in the year	(41)	10.66	–	10.66

Outstanding and exercisable at 31 December	2,402	10.66	2,455	10.66

The weighted average share price at the date the share options were exercised was US$14.65 (2007: US$18.08). The remaining contractual life for options outstanding at the balance sheet date was 3.9 years (2007: 4.9 years).

11	Tax expense

		2008	2007	2006
		US$m	US$m	US$m
	Current tax
	UK corporation tax charge – on current year profit	1,738	1,372	772
	UK corporation tax charge – adjustments in respect of prior years	(67)	(46)	(122)
	Overseas tax – on current year profit	1,732	3,976	4,600
	Overseas tax – adjustments in respect of prior years	(29)	(97)	(48)

		3,374	5,205	5,202

	Deferred tax
	Origination and reversal of temporary differences	(504)	(1,247)	(51)
	Effect of changes in tax rates	(89)	(35)	–
	Adjustments in respect of prior years	28	(166)	64

		(565)	(1,448)	13

	Tax expense	2,809	3,757	5,215

	The UK corporation tax rate applying to HSBC Holdings and its subsidiaries changed from 30 per cent to 28 per cent with effect from 1 April 2008 (2007: 30 per cent; 2006: 30 per cent). Overseas tax included Hong Kong profits tax of

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 10

US$846 million (2007: US$1,137 million; 2006: US$751 million). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong changed from 17.5 per cent to 16.5 per cent with effect from 1 January 2008 (2007: 17.5 per cent; 2006: 17.5 per cent). Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

The following table reconciles the tax expense which would apply if all profits had been taxed at the UK corporation tax rate:

	2008		2007		2006

	US$m	%	US$m	%	US$m	%
Analysis of tax expense
Taxation at UK corporation tax rate of 28.5% (2007 and 2006: 30%)[1]	2,652	28.5	7,264	30.0	6,626	30.0
Goodwill impaired	3,010	32.3	–	–	–	–
Effect of taxing overseas profits in principal locations at different rates	(1,339)	(14.4)	(1,460)	(6.0)	(568)	(2.6)
Tax-free gains	(1,016)	(10.9)	(296)	(1.2)	(199)	(0.9)
Adjustments in respect of prior period liabilities	(67)	(0.7)	(309)	(1.3)	(106)	(0.5)
Low income housing tax credits[2]	(103)	(1.1)	(107)	(0.4)	(108)	(0.5)
Effect of profit in associates and joint ventures	(473)	(5.1)	(450)	(1.9)	(253)	(1.1)
Effect of previously unrecognised temporary differences[3]	(98)	(1.1)	(485)	(2.0)	(122)	(0.6)
Release of deferred tax consequent on restructuring of Group interests	–	–	(359)	(1.5)	–	–
Impact of gains arising from dilution of interests in associates[4]	–	–	(253)	(1.0)	–	–
Other items	243	2.7	212	0.8	(55)	(0.2)

Overall tax expense	2,809	30.2	3,757	15.5	5,215	23.6

1	The change in the UK corporation tax rate from 30 per cent to 28 per cent with effect from 1 April 2008 gave rise to a blended tax rate for 2008 of 28.5 per cent.
2	Low income housing tax credits arise in the US and are designed to encourage the provision of rental housing for low income households.
3	The effect of previously unrecognised temporary differences principally relates to the recognition of trading losses (2007 and 2006: capital losses).
4	The gains arising from the dilution of HSBC’s interests in associates were not subject to tax and, as such, there is a reconciling item which reduces the effective tax rate for 2007 (see Note 4).

In addition to the amount charged to the income statement, the aggregate amount of current and deferred tax, relating to items that are taken directly to total equity, was a US$1,879 million increase in total equity (2007: US$226 million reduction in total equity; 2006: US$44 million reduction in total equity).

The 2007 Finance Act reduction in the UK corporation tax rate from 30 per cent to 28 per cent, enacted in 2007 but commencing in 2008, resulted in a one off re-measurement of deferred tax assets and liabilities at 31 December 2007. It gave rise to a credit to the Group’s tax charge of US$28 million in 2007.

Deferred taxation
HSBC

		2008	2007
		US$m	US$m

At 1 January		3,425	2,145
Income statement credit		565	1,448
Equity:
–	available-for-sale investments	582	(8)
–	cash flow hedges	92	470
–	share-based payments	–	(65)
–	actuarial gains and losses	433	(642)
Foreign exchange and other adjustments		59	77

At 31 December		5,156	3,425

Back to Contents
The amount of deferred taxation accounted for in the consolidated balance sheet, before offsetting balances within countries, comprised the following deferred tax assets and liabilities:

	2008	2007
	US$m	US$m
Deferred tax assets
Retirement benefits	927	822
Loan impairment allowances	5,891	4,484
Unused tax losses	282	272
Accelerated capital allowances	99	97
Available-for-sale investments	518	77
Cash flow hedges	1,145	570
Share-based payments	245	326
Other short-term temporary differences	457	900

	9,564	7,548

Deferred tax liabilities
Assets leased to customers	916	1,285
Revaluation of property	374	507
Accelerated capital allowances	167	206
Other short-term temporary differences	419	202
Provision for tax on profit remitted from overseas	78	102
Available-for-sale investments	121	198
Cash flow hedges	280	96
Fee income	930	943
Other temporary differences	1,123	584

	4,408	4,123

Net deferred tax assets before offsetting balances within countries	5,156	3,425

After offsetting balances within countries, the balances as disclosed in the consolidated balance sheet are as follows:
	2008	2007
	US$m	US$m

Deferred tax assets	7,011	5,284
Deferred tax liabilities	(1,855)	(1,859)

	5,156	3,425

The amount of temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognised in the balance sheet is US$878 million (2007: US$923 million). Of this amount, US$805 million (2007: US$750 million) has no expiry date and US$73 million (2007: US$173 million) is scheduled to expire within 10 years (2007: 10 years).

Deferred tax is not recognised in respect of the Group’s investments in subsidiaries, branches, associates and interests in joint ventures where remittance is not contemplated or where no additional tax is expected to arise. The aggregate amount of temporary differences associated with such investments is US$38,443 million (2007: US$29,947 million; 2006: US$22,424 million).

Of the total net deferred tax assets of US$7.0 billion at 31 December 2008 (2007: US$5.3 billion), US$5.0 billion (2007: US$3.7 billion) arises in respect of HSBC’s US operations where there has been a recent history of losses. The recognition of the deferred tax assets in respect of HSBC’s US operations is dependent on the capacity to carry back up to US$1.9 billion of net operating losses arising in 2009 (2007 capacity: US$7.3 billion) but mainly relies on the projection of future taxable profits. Management’s forecasts support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilise the deferred tax assets. These forecasts rely on continued liquidity and capital support to the US operations from HSBC, including tax planning strategies implemented in relation to such support.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 11, 12, 13 and 14

HSBC Holdings
	Deferred tax asset/(liability)

	2008	2007
	US$m	US$m
Temporary differences:
– short-term timing differences	1	1
– fair valued assets and liabilities	30	(14)
– share-based payments	11	20

	42	7

12	Dividends

	Dividends to shareholders of the parent company were as follows:

		2008			2007			2006

		Per		Settled	Per		Settled	Per		Settled
		share	Total	in scrip	share	Total	in scrip	share	Total	in scrip
		US$	US$m	US$m	US$	US$m	US$m	US$	US$m	US$m
	Dividends declared on ordinary shares
	In respect of previous year:
	– fourth interim dividend	0.390	4,620	2,233	0.360	4,161	2,116	0.310	3,513	1,542
	In respect of current year:
	– first interim dividend	0.180	2,158	256	0.170	1,986	712	0.150	1,712	248
	– second interim dividend	0.180	2,166	727	0.170	1,997	912	0.150	1,724	515
	– third interim dividend	0.180	2,175	380	0.170	2,007	614	0.150	1,730	223

		0.930	11,119	3,596	0.870	10,151	4,354	0.760	8,679	2,528

	Quarterly dividends on preference shares classified as equity
	March dividend	15.50	22		15.50	22		15.50	22
	June dividend	15.50	23		15.50	23		15.50	23
	September dividend	15.50	22		15.50	22		15.50	22
	December dividend	15.50	23		15.50	23		15.50	23

		62.00	90		62.00	90		62.00	90

	Quarterly coupons on capital securities classified as equity[1]
	July coupon	0.541	47		–	–		–	–
	October coupon	0.508	45		–	–		–	–

		1.049	92		–	–		–	–

1	During April 2008, HSBC Holdings issued US$2,200 million of Perpetual Subordinated Capital Securities (‘Capital Securities’), which are classified as equity under IFRSs.

The Directors declared after the end of the year a fourth interim dividend in respect of the financial year ended 31 December 2008 of US$0.10 per ordinary share, a distribution of US$1,214 million. The fourth interim dividend will be payable on 6 May 2009 to shareholders on the Register at the close of business on 20 March 2009. No liability is recorded in the financial statements in respect of the fourth interim dividend for 2008.

On 15 January 2009, HSBC paid a further coupon on the Capital Securities of US$0.508 per security, a distribution of US$45 million. No liability is recorded in the balance sheet at 31 December 2008 in respect of this coupon payment.

13	Earnings per share

Basic earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company of US$5,546 million (2007: US$19,043 million; 2006: US$15,699 million) by the weighted average number of ordinary shares, excluding own shares held, outstanding in 2008 of 11,812 million (2007: 11,545 million; 2006: 11,210 million).

Back to Contents
	2008	2007	2006
	US$m	US$m	US$m

Profit attributable to shareholders of the parent company	5,728	19,133	15,789
Dividend payable on preference shares classified as equity	(90)	(90)	(90)
Coupon payable on capital securities classified as equity	(92)	–	–

Profit attributable to the ordinary shareholders of the parent company	5,546	19,043	15,699

Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares (including share options outstanding not yet exercised), by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of dilutive potential ordinary shares in 2008 of 11,915 million (2007: 11,661 million; 2006: 11,320 million). The effect of dilutive potential ordinary shares on the weighted average number of ordinary shares outstanding was as follows:

	Number of shares (millions)

	2008	2007	2006

Weighted average number of ordinary shares outstanding	11,812	11,545	11,210
Weighted average number of dilutive potential ordinary shares	103	116	110
– Savings-related Share Option Plan	11	20	27
– Executive Share Option Scheme	3	5	10
– Group Share Option Plan	4	16	28
– Restricted and performance share awards	83	67	32
– HSBC France share options	1	5	8
– HSBC Finance share options	1	3	5

Weighted average number of ordinary shares outstanding assuming dilution	11,915	11,661	11,320

The weighted average number of dilutive potential ordinary shares excludes 145 million employee share options that were anti-dilutive (2007: 19 million; 2006: 20 million).

14	Segmental analysis

In the following segmental analysis, the benefit of shareholders’ funds impacts the analysis only to the extent that these funds are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures.

By geographical region

Geographical information is classified by the location of the principal operations of the subsidiary or, for The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East, HSBC Finance and HSBC Bank USA, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of HSBC’s structure, the analysis of profits shown below includes intra-HSBC items between geographical regions with the elimination shown in a separate column. The Rest of Asia-Pacific geographical segment includes the Middle East, India and Australasia. Shared costs are included in segments on the basis of the actual recharges made.

By customer groups and global businesses

HSBC’s operations include a number of shared support services and GMO functions. The costs of these functions are allocated to customer groups and global businesses, where appropriate, on a systematic and consistent basis. In addition, a number of income and expense items include the effect of financial transactions entered into in the ordinary course of business between customer groups co-operating within the integrated HSBC Group. The analysis on pages 389 to 392 includes inter-segment amounts within each customer group with the elimination shown in a separate column.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 14

By geographical region
Profit before tax
	Year ended 31 December 2008

			Rest of			Intra-
		Hong	Asia-	North	Latin	HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	35,117	9,530	11,517	25,897	11,632	(2,392)	91,301
Interest expense	(25,421)	(3,832)	(6,024)	(10,679)	(5,174)	2,392	(48,738)
Net interest income	9,696	5,698	5,493	15,218	6,458	–	42,563
Fee income	10,225	3,062	3,154	6,292	2,716	(685)	24,764
Fee expense	(2,733)	(482)	(596)	(1,065)	(549)	685	(4,740)
Net fee income	7,492	2,580	2,558	5,227	2,167	–	20,024
Trading income/(expense) excluding net interest income	1,691	856	1,823	(3,879)	356	–	847
Net interest income on trading activities	3,666	337	621	744	345	–	5,713
Net trading income	5,357	1,193	2,444	(3,135)	701	–	6,560
Changes in fair value of long-term debt issued and related derivatives	2,939	3	1	3,736	–	–	6,679
Net income/(expense) from other financial instruments designated at fair value	(1,826)	(1,194)	(172)	1	364	–	(2,827)
Net income from financial instruments designated at fair value	1,113	(1,191)	(171)	3,737	364	–	3,852
Gains less losses from financial investments	418	(309)	32	(120)	176	–	197
Dividend income	130	41	4	77	20	–	272
Net earned insurance premiums	5,299	3,247	197	390	1,717	–	10,850
Gains on disposal of French regional banks	2,445	–	–	–	–	–	2,445
Other operating income	2,096	817	1,064	23	300	(2,492)	1,808

Total operating income	34,046	12,076	11,621	21,417	11,903	(2,492)	88,571
Net insurance claims incurred and movement in liabilities to policyholders	(3,367)	(1,922)	28	(238)	(1,390)	–	(6,889)

Net operating income before loan impairment charges and other credit risk provisions	30,679	10,154	11,649	21,179	10,513	(2,492)	81,682
Loan impairment charges and other credit risk provisions	(3,754)	(765)	(1,131)	(16,795)	(2,492)	–	(24,937)

Net operating income[1]	26,925	9,389	10,518	4,384	8,021	(2,492)	56,745
Total operating expenses (excluding depreciation, amortisation and impairment)	(14,979)	(3,631)	(5,440)	(8,891)	(5,603)	2,492	(36,052)
Depreciation of property, plant and equipment	(865)	(209)	(188)	(265)	(223)	–	(1,750)
Amortisation of intangible assets	(228)	(103)	(35)	(203)	(164)	–	(733)
Goodwill impairment	–	–	–	(10,564)	–	–	(10,564)

Total operating expenses	(16,072)	(3,943)	(5,663)	(19,923)	(5,990)	2,492	(49,099)

Operating profit/(loss)	10,853	5,446	4,855	(15,539)	2,031	–	7,646
Share of profit in associates and joint ventures	16	15	1,613	11	6	–	1,661

Profit/(loss) before tax	10,869	5,461	6,468	(15,528)	2,037	–	9,307

Back to Contents
	Year ended 31 December 2007

			Rest of			Intra-
		Hong	Asia-	North	Latin	HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	33,144	12,580	10,158	30,183	9,471	(3,177)	92,359
Interest expense	(25,398)	(7,097)	(6,015)	(15,336)	(3,895)	3,177	(54,564)
Net interest income	7,746	5,483	4,143	14,847	5,576	–	37,795
Fee income	10,973	3,860	2,709	6,733	2,647	(585)	26,337
Fee expense	(2,542)	(498)	(463)	(923)	(494)	585	(4,335)
Net fee income	8,431	3,362	2,246	5,810	2,153	–	22,002
Trading income/(expense) excluding net interest income	3,003	1,270	1,202	(1,289)	272	–	4,458
Net interest income/(expense) on trading activities	3,940	(28)	441	747	276	–	5,376
Net trading income/(expense)	6,943	1,242	1,643	(542)	548	–	9,834
Changes in fair value of long-term debt issued and related derivatives	1,059	2	1	1,750	–	–	2,812
Net income from other financial instruments designated at fair value	167	674	110	–	320	–	1,271
Net income from financial instruments designated at fair value	1,226	676	111	1,750	320	–	4,083
Gains less losses from financial investments	1,326	94	38	245	253	–	1,956
Gains arising from dilution of interests in associates	–	–	1,081	–	11	–	1,092
Dividend income	171	31	8	105	9	–	324
Net earned insurance premiums	4,010	2,797	226	449	1,594	–	9,076
Other operating income	1,193	845	798	360	228	(1,985)	1,439

Total operating income	31,046	14,530	10,294	23,024	10,692	(1,985)	87,601
Net insurance claims incurred and movement in liabilities to policyholders	(3,479)	(3,208)	(253)	(241)	(1,427)	–	(8,608)

Net operating income before loan impairment charges and other credit risk provisions	27,567	11,322	10,041	22,783	9,265	(1,985)	78,993
Loan impairment charges and other credit risk provisions	(2,542)	(231)	(616)	(12,156)	(1,697)	–	(17,242)

Net operating income[1]	25,025	11,091	9,425	10,627	7,568	(1,985)	61,751
Total operating expenses (excluding depreciation and amortisation)	(15,451)	(3,510)	(4,572)	(10,037)	(5,043)	1,985	(36,628)
Depreciation of property, plant and equipment	(848)	(180)	(159)	(317)	(210)	–	(1,714)
Amortisation of intangible assets	(226)	(90)	(33)	(202)	(149)	–	(700)

Total operating expenses	(16,525)	(3,780)	(4,764)	(10,556)	(5,402)	1,985	(39,042)

Operating profit	8,500	7,311	4,661	71	2,166	–	22,709
Share of profit in associates and joint ventures	95	28	1,348	20	12	–	1,503

Profit before tax	8,595	7,339	6,009	91	2,178	–	24,212

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 14

By geographical region (continued)
Profit before tax
	Year ended 31 December 2006

			Rest of			Intra-
		Hong	Asia-	North	Latin	HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	25,249	11,097	7,693	27,959	7,289	(3,408)	75,879
Interest expense	(16,960)	(6,412)	(4,646)	(13,691)	(3,092)	3,408	(41,393)
Net interest income	8,289	4,685	3,047	14,268	4,197	–	34,486
Fee income	9,583	2,448	1,912	5,611	1,975	(449)	21,080
Fee expense	(2,475)	(392)	(290)	(845)	(345)	449	(3,898)
Net fee income	7,108	2,056	1,622	4,766	1,630	–	17,182
Trading income excluding net interest income	2,842	924	935	617	301	–	5,619
Net interest income/(expense) on trading activities	1,687	(307)	246	741	236	–	2,603
Net trading income	4,529	617	1,181	1,358	537	–	8,222
Changes in fair value of long-term debt issued and related derivatives	28	–	–	(63)	–	–	(35)
Net income from other financial instruments designated at fair value	116	260	79	–	237	–	692
Net income/(expense) from financial instruments designated at fair value	144	260	79	(63)	237	–	657
Gains less losses from financial investments	624	162	41	58	84	–	969
Dividend income	183	61	5	85	6	–	340
Net earned insurance premiums	1,298	2,628	174	492	1,076	–	5,668
Other operating income	1,428	834	765	922	91	(1,494)	2,546

Total operating income	23,603	11,303	6,914	21,886	7,858	(1,494)	70,070
Net insurance claims incurred and movement in liabilities to policyholders	(531)	(2,699)	(192)	(259)	(1,023)	–	(4,704)

Net operating income before loan impairment charges and other credit risk provisions	23,072	8,604	6,722	21,627	6,835	(1,494)	65,366
Loan impairment charges and other credit risk provisions	(2,155)	(172)	(512)	(6,796)	(938)	–	(10,573)

Net operating income[1]	20,917	8,432	6,210	14,831	5,897	(1,494)	54,793
Total operating expenses (excluding depreciation and amortisation)	(12,811)	(3,002)	(3,412)	(9,669)	(3,923)	1,494	(31,323)
Depreciation of property, plant and equipment	(762)	(171)	(124)	(284)	(173)	–	(1,514)
Amortisation of intangible assets	(298)	(96)	(12)	(240)	(70)	–	(716)

Total operating expenses	(13,871)	(3,269)	(3,548)	(10,193)	(4,166)	1,494	(33,553)

Operating profit	7,046	5,163	2,662	4,638	1,731	–	21,240
Share of profit/(loss) in associates and joint ventures	(72)	19	865	30	4	–	846

Profit before tax	6,974	5,182	3,527	4,668	1,735	–	22,086

Back to Contents
Total assets
	At 31 December 2008		At 31 December 2007

	US$m	%	US$m	%

Europe	1,343,011	53.1	1,236,633	52.5
Hong Kong	407,151	16.1	356,894	15.2
Rest of Asia-Pacific	262,305	10.4	243,205	10.3
North America	552,612	21.9	549,285	23.3
Latin America	97,944	3.9	101,088	4.3
Intra-HSBC items	(135,558)	(5.4)	(132,839)	(5.6)

	2,527,465	100.0	2,354,266	100.0

Total liabilities
	At 31 December 2008		At 31 December 2007

	US$m	%	US$m	%

Europe	1,312,922	54.1	1,178,826	53.1
Hong Kong	393,304	16.2	341,519	15.4
Rest of Asia-Pacific	241,674	10.0	225,592	10.2
North America	527,967	21.8	517,516	23.3
Latin America	86,927	3.6	88,236	4.0
Intra-HSBC items	(135,558)	(5.7)	(132,839)	(6.0)

	2,427,236	100.0	2,218,850	100.0

Other disclosures
			Hong	Rest of Asia-	North	Latin	Intra-HSBC
		Europe	Kong	Pacific	America	America	items	Total
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Year ended 31 December 2008
Capital expenditure incurred[2]		2,078	440	511	726	617	–	4,372
Investment in associates and joint ventures		137	153	11,111	128	8	–	11,537
1	Net operating income:
	External	25,887	8,205	9,396	5,236	8,021	–	56,745
	Inter-segment	1,038	1,184	1,122	(852)	–	(2,492)	–

Year ended 31 December 2007
Capital expenditure incurred[2]		1,722	441	277	833	599	–	3,872
Investment in associates and joint ventures		158	155	9,867	127	77	–	10,384
1	Net operating income:
	External	23,772	10,168	8,456	11,784	7,571	–	61,751
	Inter-segment	1,253	923	969	(1,157)	(3)	(1,985)	–

Year ended 31 December 2006
Capital expenditure incurred[2]		1,508	324	235	899	2,017	–	4,983
Investment in associates and joint ventures		1,321	128	6,322	541	84	–	8,396
1	Net operating income:
	External	19,664	7,970	5,592	15,694	5,873	–	54,793
	Inter-segment	1,253	462	618	(863)	24	(1,494)	–
2	Expenditure incurred on property, plant and equipment and intangible assets

By customer groups and global businesses

Total assets
	At 31 December 2008		At 31 December 2007

	US$m	%	US$m	%

Personal Financial Services	514,419	20.4	621,356	26.4
Commercial Banking	249,218	9.9	307,944	13.1
Global Banking and Markets	1,896,630	75.0	1,561,468	66.3
Private Banking	133,216	5.3	130,893	5.6
Other	135,001	5.3	155,685	6.6
Intra-HSBC items	(401,019)	(15.9)	(423,080)	(18.0)

Total assets	2,527,465	100.0	2,354,266	100.0

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 14

Profit before tax
		Year ended 31 December 2008

		Personal		Global			Intra-
		Financial	Commercial	Banking	Private		HSBC
		Services	Banking	& Markets	Banking	Other	items	Total
		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)		29,419	9,494	8,541	1,612	(956)	(5,547)	42,563
Net fee income		10,107	4,097	4,291	1,476	53	–	20,024
Trading income/(expense) excluding net interest income		175	369	157	408	(262)	–	847
Net interest income/(expense) on trading activities		79	17	324	14	(268)	5,547	5,713
Net trading income		254	386	481	422	(530)	5,547	6,560
Changes in fair value of long- term debt issued and related derivatives		–	–	–	–	6,679	–	6,679
Net income/(expense) from other financial instruments designated at fair value		(2,912)	(224)	(438)	–	747	–	(2,827)
Net income/(expense) from financial instruments designated at fair value		(2,912)	(224)	(438)	–	7,426	–	3,852
Gains less losses from financial investments		663	193	(327)	64	(396)	–	197
Dividend income		90	88	76	8	10	–	272
Net earned insurance premiums		10,083	679	105	–	(17)	–	10,850
Gains on disposal of French regional banks		–	–	–	–	2,445	–	2,445
Other operating income		259	939	868	49	4,261	(4,568)	1,808

Total operating income		47,963	15,652	13,597	3,631	12,296	(4,568)	88,571
Net insurance claims incurred and movement in liabilities to policyholders		(6,474)	(335)	(79)	–	(1)	–	(6,889)

Net operating income[1]		41,489	15,317	13,518	3,631	12,295	(4,568)	81,682
Loan impairment charges and other credit risk provisions		(21,220)	(2,173)	(1,471)	(68)	(5)	–	(24,937)

Net operating income[2]		20,269	13,144	12,047	3,563	12,290	(4,568)	56,745
Operating expenses (excluding goodwill impairment)		(21,140)	(6,581)	(9,092)	(2,116)	(4,174)	4,568	(38,535)
Goodwill impairment		(10,564)	–	–	–	–	–	(10,564)

Operating profit		(11,435)	6,563	2,955	1,447	8,116	–	7,646
Share of profit in associates and joint ventures		461	631	528	–	41	–	1,661

Profit before tax		(10,974)	7,194	3,483	1,447	8,157	–	9,307

Capital expenditure incurred[3]		1,901	536	1,115	61	759		4,372

1		Net operating income before loan impairment charges and other credit risk provisions.
2	Net operating income:
	External	15,023	13,080	17,739	2,231	8,672	–	56,745
	Inter-segment	5,246	64	(5,692)	1,332	3,618	(4,568)	–
3		Expenditure incurred on property, plant and equipment and intangible assets.

Back to Contents
	Year ended 31 December 2007

	Personal		Global			Intra-
	Financial	Commercial	Banking	Private		HSBC
	Services	Banking	& Markets	Banking	Other	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	29,069	9,055	4,430	1,216	(542)	(5,433)	37,795
Net fee income/(expense)	11,742	3,972	4,901	1,615	(228)	–	22,002
Trading income excluding net interest income	38	265	3,503	525	127	–	4,458
Net interest income/(expense) on trading activities	140	31	(236)	9	(1)	5,433	5,376
Net trading income	178	296	3,267	534	126	5,433	9,834
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	2,812	–	2,812
Net income/(expense) from other financial instruments designated at fair value	1,333	22	(164)	(1)	81	–	1,271
Net income/(expense) from financial instruments designated at fair value	1,333	22	(164)	(1)	2,893	–	4,083
Gains less losses from financial investments	351	90	1,313	119	83	–	1,956
Gains arising from dilution in interests in associates	–	–	–	–	1,092	–	1,092
Dividend income	55	8	222	7	32	–	324
Net earned insurance premiums	8,271	733	93	–	(21)	–	9,076
Other operating income	387	165	1,218	58	3,523	(3,912)	1,439

Total operating income	51,386	14,341	15,280	3,548	6,958	(3,912)	87,601
Net insurance claims incurred and movement in liabilities to policyholders	(8,147)	(391)	(70)	–	–	–	(8,608)

Net operating income[1]	43,239	13,950	15,210	3,548	6,958	(3,912)	78,993
Loan impairment charges and other credit risk provisions	(16,172)	(1,007)	(38)	(14)	(11)	–	(17,242)

Net operating income[2]	27,067	12,943	15,172	3,534	6,947	(3,912)	61,751
Operating expenses	(21,757)	(6,252)	(9,358)	(2,025)	(3,562)	3,912	(39,042)

Operating profit	5,310	6,691	5,814	1,509	3,385	–	22,709
Share of profit in associates and joint ventures	590	454	307	2	150	–	1,503

Profit before tax	5,900	7,145	6,121	1,511	3,535	–	24,212

Capital expenditure incurred[3]	1,335	527	942	73	995	–	3,872

1	Net operating income before loan impairment charges and other credit risk provisions.
2	Net operating income:
	External	21,059	11,442	23,595	2,144	3,511	–	61,751
	Inter-segment	6,008	1,501	(8,423)	1,390	3,436	(3,912)	–
3	Expenditure incurred on property, plant and equipment and intangible assets.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 14 and 15

Profit before tax (continued)

	Year ended 31 December 2006

	Personal		Global			Intra-
	Financial	Commercial	Banking	Private		HSBC
	Services	Banking	& Markets	Banking	Other	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	26,076	7,514	3,168	1,011	(625)	(2,658)	34,486
Net fee income	8,762	3,207	3,718	1,323	172	–	17,182
Trading income/(expense) excluding net interest income	391	204	4,890	362	(228)	–	5,619
Net interest income/(expense) on trading activities	220	20	(379)	2	82	2,658	2,603
Net trading income/(expense)	611	224	4,511	364	(146)	2,658	8,222
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(35)	–	(35)
Net income/(expense) from other financial instruments designated at fair value	739	(22)	20	1	(46)	–	692
Net income/(expense) from financial instruments designated at fair value	739	(22)	20	1	(81)	–	657
Gains less losses from financial investments	78	44	534	166	147	–	969
Dividend income	31	6	235	5	63	–	340
Net earned insurance premiums	5,130	258	73	–	207	–	5,668
Other operating income	782	250	1,378	61	3,254	(3,179)	2,546

Total operating income	42,209	11,481	13,637	2,931	2,991	(3,179)	70,070
Net insurance claims incurred and movement in liabilities to policyholders	(4,365)	(96)	(62)	–	(181)	–	(4,704)

Net operating income[1]	37,844	11,385	13,575	2,931	2,810	(3,179)	65,366
Loan impairment (charges)/recoveries and other credit risk provisions	(9,949)	(697)	119	(33)	(13)	–	(10,573)

Net operating income[2]	27,895	10,688	13,694	2,898	2,797	(3,179)	54,793
Operating expenses	(18,818)	(4,979)	(7,991)	(1,685)	(3,259)	3,179	(33,553)

Operating profit/(loss)	9,077	5,709	5,703	1,213	(462)	–	21,240
Share of profit in associates and joint ventures	380	288	103	1	74	–	846

Profit/(loss) before tax	9,457	5,997	5,806	1,214	(388)	–	22,086

Capital expenditure incurred[3]	2,150	1,083	1,021	45	684	–	4,983

1	Net operating income before loan impairment (charges)/recoveries and other credit risk provisions.
2	Net operating income:
	External	23,238	9,692	20,034	1,661	168	–	54,793
	Inter-segment	4,657	996	(6,340)	1,237	2,629	(3,179)	–
3	Expenditure incurred on property, plant and equipment and intangible assets.

15	Analysis of financial assets and liabilities by measurement basis

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

Back to Contents
HSBC
	At 31 December 2008

						Financial	Derivatives	Derivatives
						assets and	designated	designated
			Held-to-		Available-	liabilities at	as fair value	as cash flow
	Held for	Designated	maturity	Loans and	for-sale	amortised	hedging	hedging
	trading	at fair value	securities	receivables	securities	cost	instruments	instruments	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash and balances at central banks	–	–	–	–	–	52,396	–	–	52,396
Items in the course of collection from other banks	–	–	–	–	–	6,003	–	–	6,003
Hong Kong Government certificates of indebtedness	–	–	–	15,358	–	–	–	–	15,358
Trading assets	427,329	–	–	–	–	–	–	–	427,329
Financial assets designated at fair value	–	28,533	–	–	–	–	–	–	28,533
Derivatives	488,385	–	–	–	–	–	839	5,652	494,876
Loans and advances to banks	–	–	–	153,766	–	–	–	–	153,766
Loans and advances to customers	–	–	–	932,868	–	–	–	–	932,868
Financial investments	–	–	14,013	–	286,222	–	–	–	300,235
Other assets	–	–	–	11	1	27,093	–	–	27,105
Accrued income	–	–	–	–	–	13,754	–	–	13,754

Total financial assets	915,714	28,533	14,013	1,102,003	286,223	99,246	839	5,652	2,452,223

Financial liabilities
Hong Kong currency notes in circulation	–	–	–	15,358	–	–	–	–	15,358
Deposits by banks	–	–	–	–	–	130,084	–	–	130,084
Customer accounts	–	–	–	–	–	1,115,327	–	–	1,115,327
Items in the course of transmission to other banks	–	–	–	–	–	7,232	–	–	7,232
Trading liabilities	247,652	–	–	–	–	–	–	–	247,652
Financial liabilities designated at fair value	–	74,587	–	–	–	–	–	–	74,587
Derivatives	481,799	–	–	–	–	–	1,267	3,994	487,060
Debt securities in issue	–	–	–	–	–	179,693	–	–	179,693
Other liabilities	–	–	–	–	–	70,003	–	–	70,003
Accruals	–	–	–	–	–	14,072	–	–	14,072
Subordinated liabilities	–	–	–	–	–	29,433	–	–	29,433

Total financial liabilities	729,451	74,587	–	15,358	–	1,545,844	1,267	3,994	2,370,501

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 15

HSBC (continued)
	At 31 December 2007

						Financial	Derivatives	Derivatives
						assets and	designated	designated
			Held-to-		Available-	liabilities at	as fair value	as cash flow
	Held for	Designated	maturity	Loans and	for-sale	amortised	hedging	hedging
	trading	at fair value	securities	receivables	securities	cost	instruments	instruments	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash and balances at central banks	–	–	–	–	–	21,765	–	–	21,765
Items in the course of collection from other banks	–	–	–	–	–	9,777	–	–	9,777
Hong Kong Government certificates of indebtedness	–	–	–	13,893	–	–	–	–	13,893
Trading assets	445,968	–	–	–	–	–	–	–	445,968
Financial assets designated at fair value	–	41,564	–	–	–	–	–	–	41,564
Derivatives	182,604	–	–	–	–	–	335	4,915	187,854
Loans and advances to banks	–	–	–	237,366	–	–	–	–	237,366
Loans and advances to customers	–	–	–	981,548	–	–	–	–	981,548
Financial investments	–	–	9,768	–	273,232	–	–	–	283,000
Other assets	–	–	–	14	28	25,084	–	–	25,126
Accrued income	–	–	–	–	–	18,119	–	–	18,119

Total financial assets	628,572	41,564	9,768	1,232,821	273,260	74,745	335	4,915	2,265,980

Financial liabilities
Hong Kong currency notes in circulation	–	–	–	13,893	–	–	–	–	13,893
Deposits by banks	–	–	–	–	–	132,181	–	–	132,181
Customer accounts	–	–	–	–	–	1,096,140	–	–	1,096,140
Items in the course of transmission to other banks	–	–	–	–	–	8,672	–	–	8,672
Trading liabilities	314,580	–	–	–	–	–	–	–	314,580
Financial liabilities designated at fair value	–	89,939	–	–	–	–	–	–	89,939
Derivatives	181,009	–	–	–	–	–	403	1,981	183,393
Debt securities in issue	–	–	–	–	–	246,579	–	–	246,579
Other liabilities	–	–	–	–	–	32,892	–	–	32,892
Accruals	–	–	–	–	–	19,572	–	–	19,572
Subordinated liabilities	–	–	–	–	–	24,819	–	–	24,819

Total financial liabilities	495,589	89,939	–	13,893	–	1,560,855	403	1,981	2,162,660

Back to Contents
HSBC Holdings
	At 31 December 2008

					Financial
					assets and
				Available-	liabilities at
	Held for	Designated	Loans and	for-sale	amortised
	trading	at fair value	receivables	securities	cost	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash at bank and in hand	–	–	–	–	443	443
Derivatives	3,682	–	–	–	–	3,682
Loans and advances to HSBC undertakings	–	–	11,804	–	–	11,804
Financial investments	–	–	–	2,629	–	2,629
Other assets	–	–	–	–	25	25

Total financial assets	3,682	–	11,804	2,629	468	18,583

Financial liabilities
Amounts owed to HSBC undertakings	–	–	–	–	4,042	4,042
Financial liabilities designated at fair value	–	16,389	–	–	–	16,389
Derivatives	1,324	–	–	–	–	1,324
Subordinated liabilities	–	–	–	–	14,017	14,017
Other liabilities	–	–	–	–	10	10
Accruals	–	–	–	–	288	288

Total financial liabilities	1,324	16,389	–	–	18,357	36,070

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

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 16 and 17

16	Trading assets

	2008	2007
	US$m	US$m
Trading assets:
– not subject to repledge or resale by counterparties	340,675	308,286
– which may be repledged or resold by counterparties	86,654	137,682

	427,329	445,968

Treasury and other eligible bills	32,458	16,439
Debt securities	199,619	178,834
Equity securities	21,878	51,476

	253,955	246,749
Loans and advances to banks	73,055	100,440
Loans and advances to customers	100,319	98,779

	427,329	445,968

The following table provides an analysis of trading securities:
	Fair value

	2008	2007
	US$m	US$m

US Treasury and US Government agencies[1]	26,621	17,335
UK Government	10,586	11,607
Hong Kong Government	6,648	5,517
Other government	98,983	80,268
Asset-backed securities[2]	6,566	21,502
Corporate debt and other securities	82,673	59,044
Equity securities	21,878	51,476

	253,955	246,749

1	Includes securities that are supported by an explicit guarantee issued by the US Government.
2	Excludes asset-backed securities included under US Treasury and US Government agencies.

Included within the above figures are debt securities issued by banks and other financial institutions of US$49,997 million (2007: US$69,818 million), of which US$3,449 million (2007: US$1,488 million) are guaranteed by various governments.

The following table analyses trading securities between those listed on a recognised exchange and those that are unlisted:

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m
Fair value at 31 December 2008
Listed on a recognised exchange[1]	1	145,370	20,871	166,242
Unlisted	32,457	54,249	1,007	87,713

	32,458	199,619	21,878	253,955

Fair value at 31 December 2007
Listed on a recognised exchange[1]	34	115,593	50,092	165,719
Unlisted	16,405	63,241	1,384	81,030

	16,439	178,834	51,476	246,749

1	Included within listed investments are US$3,870 million (2007: US$6,977 million) of investments listed in Hong Kong.

Back to Contents
Loans and advances to banks held for trading consist of:

	2008	2007
	US$m	US$m

Reverse repos	48,188	80,476
Settlement accounts	4,337	8,227
Stock borrowing	1,888	8,259
Other	18,642	3,478

	73,055	100,440

Loans and advances to customers held for trading consist of:
	2008	2007
	US$m	US$m

Reverse repos	58,285	51,543
Stock borrowing	13,740	24,254
Settlement accounts	10,116	6,216
Other	18,178	16,766

	100,319	98,779

17	Financial assets designated at fair value

	2008	2007
	US$m	US$m

Treasury and other eligible bills	235	181
Debt securities	16,349	21,150
Equity securities	10,993	20,047

Securities designated at fair value	27,577	41,378
Loans and advances to banks	230	178
Loans and advances to customers	726	8

	28,533	41,564

Securities designated at fair value
	Fair value

	2008	2007
	US$m	US$m

US Treasury and US Government agencies[1]	93	252
UK Government	992	788
Hong Kong Government	284	314
Other government	3,624	4,427
Asset-backed securities[2]	6,492	8,132
Corporate debt and other securities	5,099	7,418
Equities	10,993	20,047

	27,577	41,378

1	Includes securities that are supported by an explicit guarantee issued by the US Government.
2	Excludes asset-backed securities included under US Treasury and US Government agencies.

Included within the above figures are debt securities issued by banks and other financial institutions of US$10,351 million (2007: US$14,401 million), of which US$14 million (2007: nil) are guaranteed by various governments.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 17 and 18

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m
Fair value at 31 December 2008
Listed on a recognised exchange[1]	80	3,490	8,140	11,710
Unlisted	155	12,859	2,853	15,867

	235	16,349	10,993	27,577

Fair value at 31 December 2007
Listed on a recognised exchange[1]	50	8,659	15,449	24,158
Unlisted	131	12,491	4,598	17,220

	181	21,150	20,047	41,378

1	Included within listed investments are US$576 million of investments listed in Hong Kong (2007: US$1,502 million).

18	Derivatives

Fair values of derivatives by product contract type held by HSBC

	Assets			Liabilities

	Trading	Hedging	Total	Trading	Hedging	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Foreign exchange	115,803	2,010	117,813	115,311	826	116,137
Interest rate	259,672	4,481	264,153	252,131	4,435	256,566
Equities	18,660	–	18,660	21,913	–	21,913
Credit derivatives	91,271	–	91,271	89,715	–	89,715
Commodity and other	2,979	–	2,979	2,729	–	2,729

Total fair values	488,385	6,491	494,876	481,799	5,261	487,060

At 31 December 2007
Foreign exchange	52,018	3,490	55,508	50,608	371	50,979
Interest rate	83,982	1,759	85,741	83,374	2,013	85,387
Equities	20,229	1	20,230	19,458	–	19,458
Credit derivatives	25,268	–	25,268	26,247	–	26,247
Commodity and other	1,107	–	1,107	1,322	–	1,322

Total fair values	182,604	5,250	187,854	181,009	2,384	183,393

The 163 per cent increase in the fair value of derivative assets during 2008 was driven by increased volatility and movement in yield curves, foreign exchange rates and credit spreads. The increase in the notional contract amounts of HSBC’s derivative assets in the year was only 8 per cent. However, IFRSs only permit netting of assets and liabilities with the same counterparty in very limited circumstances, even when there are contractually agreed netting arrangements in place.

Fair values of derivatives by product contract type held by HSBC Holdings with subsidiaries

	2008		2007

	Trading	Trading	Trading	Trading
	assets	liabilities	assets	liabilities
	US$m	US$m	US$m	US$m

Foreign exchange	1,772	1,324	2,381	2
Interest rate	1,910	–	279	42

Total fair values	3,682	1,324	2,660	44

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

Back to Contents
Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. A description of how the fair value of derivatives is derived is set out on page 165. Derivative assets and liabilities on different transactions are only set off if the transactions are with the same counterparty, a legal right of set-off exists and the cash flows are intended to be settled on a net basis.

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

Gains and losses from changes in the fair value of derivatives, including the contractual interest, that do not qualify for hedge accounting are reported in ‘Net trading income’, except for derivatives managed in conjunction with financial instruments designated at fair value, where gains and losses are reported in ‘Net income from financial instruments designated at fair value’, together with the gains and losses on the hedged items. Where the derivatives are managed with debt securities in issue, the contractual interest is shown in ‘interest expense’ together with the interest payable on the issued debt. Substantially all of HSBC Holdings’ derivatives entered into with HSBC undertakings are managed in conjunction with financial liabilities designated at fair value.

Notional contract amounts of derivatives held for trading purposes by product type

The notional contract amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

	HSBC		HSBC Holdings

	2008	2007	2008	2007
	US$m	US$m	US$m	US$m

Foreign exchange	3,045,017	3,243,738	14,312	12,790
Interest rate	12,435,965	10,672,971	7,804	7,804
Equities	221,053	286,927	–	–
Credit derivatives	1,583,337	1,893,802	–	–
Commodity and other	63,103	33,188	–	–

	17,348,475	16,130,626	22,116	20,594

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

Credit derivatives are also deployed to a limited extent for the risk management of the Group’s loan portfolios. The notional contract amount of credit derivatives of US$1,583,337 million (2007: US$1,893,802 million) consisted of protection bought of US$777,556 million (2007: US$926,794 million) and protection sold of US$805,781 million (2007: US$967,008 million).

The difference between the notional amounts bought and sold is attributable to HSBC selling protection on large, diversified, predominantly investment grade portfolios (including the most senior tranches) and then offsetting the risk on these positions by buying protection on the more subordinated tranches of the same portfolios. In addition, HSBC uses securities to mitigate risks on certain derivative positions and credit derivative contracts to reduce counterparty exposures. Consequently, while there is a mismatch in notional amounts of credit derivatives bought and sold this should not be interpreted as representing the open risk position. The credit derivative business operates within the market risk management framework described on pages 241 to 251.

Derivatives valued using models with unobservable inputs

The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows:

	2008	2007
	US$m	US$m

Unamortised balance at 1 January	306	214
Deferral on new transactions	326	384
Recognised in the income statement during the period:
– amortisation	(168)	(85)
– subsequent to unobservable inputs becoming observable	(118)	(83)
– maturity, termination or offsetting derivative	(99)	(121)
Exchange differences	(38)	4
Risk hedged	(5)	(7)

Unamortised balance at 31 December[1]	204	306

1	This amount is yet to be recognised in the consolidated income statement.

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

The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and the type of hedge transactions. Derivatives may qualify as hedges for accounting purposes if they are fair value hedges, cash flow hedges, or hedges in net investment of foreign operations. These are described under the relevant headings below:

Back to Contents
Notional contract amounts of derivatives held for hedging purposes by product type

The notional contract amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

	At 31 December 2008		At 31 December 2007

	Cash flow	Fair value	Cash flow	Fair value
	hedge	hedge	hedge	hedge
	US$m	US$m	US$m	US$m

Foreign exchange	14,931	2,602	21,641	3,116
Interest rate	229,785	27,305	248,134	34,897
Equities	–	–	–	24

	244,716	29,907	269,775	38,037

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

Fair value of derivatives designated as fair value hedges

	At 31 December 2008		At 31 December 2007
	Fair value		Fair value

	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m

Foreign exchange	265	10	163	65
Interest rate	574	1,257	171	338
Equities	–	–	1	–

	839	1,267	335	403

Gains or losses arising from fair value hedges

	2008	2007	2006
	US$m	US$m	US$m
Gains/(losses):
– on hedging instruments	(296)	(186)	8
– on the hedged items attributable to the hedged risk	301	205	8

	5	19	16

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

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 18 and 19

Fair value of derivatives designated as cash flow hedges

	At 31 December 2008		At 31 December 2007
	Fair value		Fair value

	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m

Foreign exchange	1,745	816	3,327	306
Interest rate	3,907	3,178	1,588	1,675

	5,652	3,994	4,915	1,981

The schedule of forecast principal balances on which interest cash flows are expected to arise as at 31 December 2008 is as follows:

		More than 3	5 years or less
	3 months	months but less	but more than	More than
	or less	than 1 year	1 year	5 years
	US$m	US$m	US$m	US$m
At 31 December 2008
Assets	99,426	71,491	52,988	2,081
Liabilities	(83,019)	(77,656)	(62,633)	(7,817)

Net cash inflows/(outflows) exposure	16,407	(6,165)	(9,645)	(5,736)

At 31 December 2007
Assets	90,575	78,215	36,952	227
Liabilities	(89,891)	(77,389)	(68,189)	(5,955)

Net cash inflows/(outflows) exposure	684	826	(31,237)	(5,728)

This table reflects the interest rate repricing profile of the underlying hedged items.

The gains and losses on ineffective portions of such derivatives are recognised immediately in ‘Net trading income’. During the year to 31 December 2008, a loss of US$40 million (2007: loss of US$77 million; 2006: loss of US$122 million) was recognised due to hedge ineffectiveness.

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

At 31 December 2008, the fair values of outstanding financial instruments designated as hedges of net investments in foreign operations were liabilities of US$52 million (2007: US$450 million) and notional contract values of US$161 million (2007: US$1,204 million).

The ineffectiveness recognised in ‘Net trading income’ in the year ended 31 December 2008 that arose from hedges in foreign operations was nil (2007 and 2006: nil).

Back to Contents
19	Financial investments

		2008	2007
		US$m	US$m
Financial investments:
–	not subject to repledge or resale by counterparties	287,479	271,126
–	which may be repledged or resold by counterparties	12,756	11,874

		300,235	283,000

		2008		2007

		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		US$m	US$m	US$m	US$m

Treasury and other eligible bills		41,027	41,027	30,104	30,104
–	available-for-sale	41,027	41,027	30,104	30,104
Debt securities		251,957	253,001	240,302	240,688
–	available-for-sale	237,944	237,944	230,534	230,534
–	held-to-maturity	14,013	15,057	9,768	10,154
Equity securities		7,251	7,251	12,594	12,594
–	available-for-sale	7,251	7,251	12,594	12,594

Total financial investments		300,235	301,279	283,000	283,386

	Amortised	Fair
	cost	value
	US$m	US$m
At 31 December 2008
US Treasury	11,528	11,755
US Government agencies[1]	8,131	8,307
US Government sponsored entities[1]	15,109	15,240
UK Government	16,077	16,217
Hong Kong Government	966	989
Other government	60,755	61,528
Asset-backed securities[2]	55,685	36,052
Corporate debt and other securities	145,269	143,940
Equities	5,901	7,251

	319,421	301,279

At 31 December 2007
US Treasury	6,799	6,831
US Government agencies[1]	5,709	5,732
US Government sponsored entities[1]	14,732	14,533
UK Government	757	749
Hong Kong Government	3,941	3,942
Other government	60,109	60,320
Asset-backed securities[2]	64,186	63,976
Corporate debt and other securities	114,955	114,709
Equities	8,405	12,594

	279,593	283,386

At 31 December 2006
US Treasury	10,219	10,203
US Government agencies[1]	6,004	5,968
US Government sponsored entities[1]	14,010	13,799
UK Government	7,515	7,502
Hong Kong Government	1,085	1,080
Other government	37,828	38,198
Asset-backed securities[2]	26,752	26,750
Corporate debt and other securities	93,217	93,311
Equities	6,295	8,297

	202,925	205,108

1	Includes securities that are supported by an explicit guarantee issued by the US Government.
2	Excludes asset-backed securities included under US Government agencies and sponsored entities.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 19 and 20

Included within the above figures are debt securities issued by banks and other financial institutions of US$140,878 million (2007: US$142,863 million; 2006: US$86,649 million), of which US$39,213 million (2007: US$2,490 million; 2006: nil) are guaranteed by various governments.

The fair value of the debt securities issued by banks and other financial institutions was US$141,526 million (2007: US$143,023 million; 2006: US$86,596 million).

	Treasury
	and other	Debt	Debt
	eligible bills	securities	securities
	available-	available-	held-to-	Equity
	for-sale	for-sale	maturity	securities	Total
	US$m	US$m	US$m	US$m	US$m
Carrying amount at 31 December 2008
Listed on a recognised exchange	3,539	108,972	2,332	471	115,314
Unlisted	37,488	128,972	11,681	6,780	184,921

	41,027	237,944	14,013	7,251	300,235

Carrying amount at 31 December 2007
Listed on a recognised exchange	1,062	107,059	3,399	3,301	114,821
Unlisted	29,042	123,475	6,369	9,293	168,179

	30,104	230,534	9,768	12,594	283,000

The fair value of listed held-to-maturity debt securities as at 31 December 2008 was US$4,926 million (2007: US$3,469 million). Included within listed investments were US$1,475 million (2007: US$2,066 million) of investments listed in Hong Kong.

The maturities of investment in debt securities at their carrying amount are analysed as follows:
	At 31 December

	2008	2007
	US$m	US$m
Remaining contractual maturity of total debt securities:
1 year or less	72,551	80,979
5 years or less but over 1 year	93,824	76,306
10 years or less but over 5 years	28,141	34,175
Over 10 years	57,441	48,842

	251,957	240,302

Remaining contractual maturity of debt securities available for sale:
1 year or less	71,967	80,498
5 years or less but over 1 year	89,931	74,279
10 years or less but over 5 years	22,402	30,607
Over 10 years	53,644	45,150

	237,944	230,534

Remaining contractual maturity of debt securities held to maturity:
1 year or less	584	481
5 years or less but over 1 year	3,893	2,027
10 years or less but over 5 years	5,739	3,568
Over 10 years	3,797	3,692

	14,013	9,768

Back to Contents
The following table provides an analysis of contractual maturities and weighted average yields of investment debt securities as at 31 December 2008:

			After one year but		After five years but
	Within one year		within five years		within ten years		After ten years

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	US$m	%	US$m	%	US$m	%	US$m	%
Available-for-sale
US Treasury	41	2.44	1,049	1.14	225	1.89	985	4.52
US Government agencies	–	–	15	6.67	298	5.03	7,324	3.74
US Government-sponsored agencies	760	4.61	569	6.68	1,398	3.15	10,466	4.70
UK Government	–	–	446	2.47	–	–	1,385	3.25
Hong Kong Government	136	2.21	15	2.84	186	4.84	–	–
Other governments	20,604	3.30	17,182	6.00	3,609	4.56	2,493	3.38
Asset-backed securities	1,088	1.57	2,626	1.87	6,021	2.34	45,765	2.04
Corporate debt and other securities	49,065	4.28	68,760	3.53	12,460	3.76	3,648	4.22

Total amortised cost	71,694		90,662		24,197		72,066

Total carrying value	71,967		89,931		22,402		53,644

Held-to-maturity
US Treasury	–	–	30	3.45	42	4.76	44	4.55
US Government agencies	–	–	–	–	6	8.81	487	6.37

US Government-sponsored agencies	–	–	44	4.76	38	7.89	1,845	5.88
Hong Kong Government	19	5.26	–	–	–	–	–	–
Other governments	148	4.73	149	4.70	301	4.32	532	6.58
Asset-backed securities	–	–	–	–	–	–	185	5.95

Corporate debt and other securities	417	3.84	3,670	4.28	5,352	4.58	704	4.83

Total amortised cost	584		3,893		5,739		3,797

Total carrying value	584		3,893		5,739		3,797

The maturity distributions of asset-backed securities are presented in the above table based upon contractual maturity dates. The weighted average yield for each range of maturities in the above table is calculated by dividing the annualised interest income for the year ended 31 December 2008 by the book amount of available-for-sale debt securities at that date. The yields do not include the effect of related derivatives.

20	Transfers of financial assets not qualifying for de-recognition

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

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 20 and 21

	2008		2007

	Carrying	Carrying	Carrying	Carrying
	amount of	amount of	amount of	amount of
	transferred	associated	transferred	associated
	assets	liabilities	assets	liabilities
	US$m	US$m	US$m	US$m
Nature of transaction
Repurchase agreements	94,154	91,139	126,534	126,111
Securities lending agreements	4,497	4,096	24,087	23,304

	98,651	95,235	150,621	149,415

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

	Securitisations at 31 December

	2008	2007
	US$m	US$m

Carrying amount of assets (original)	17,427	17,713
Carrying amount of assets (currently recognised)	299	598
Carrying amount of associated liabilities (currently recognised)	149	299

21	Interests in associates and joint ventures

Principal associates of HSBC
	At 31 December 2008		At 31 December 2007

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m
Listed
Bank of Communications Co., Limited	4,612	6,717	3,957	12,992
Financiera Independencia S.A.B. de C.V.[2]	–	–	69	206
Industrial Bank Company Limited[1]	913	1,368	683	4,538
Ping An Insurance (Group) Company of China, Limited	3,727	5,965	3,790	13,232
SABB Takaful Company[3]	4	29	5	101
The Saudi British Bank	1,214	3,453	1,082	5,719

	10,470	17,532	9,586	36,788

1	Listed on the Shanghai Stock Exchange on 5 February 2007.
2	Listed on the Mexican Stock Exchange on 31 October 2007. HSBC disposed of its share in Financiera Independencia on 25 November 2008.
3	Listed on the Saudi Stock Exchange on 16 June 2007.

Back to Contents
	At 31 December 2008

		HSBC’s	Issued
	Country of	interest in	equity
	incorporation	equity capital	capital
Listed
Bank of Communications Co., Limited	PRC[1]	19.01%	RMB48,994m
Industrial Bank Company Limited[3]	PRC[1]	12.78%	RMB5,000m
Ping An Insurance (Group) Company of China, Limited	PRC[1]	16.78%	RMB7,345m
SABB Takaful Company	Saudi Arabia	32.50%	SR100m
The Saudi British Bank	Saudi Arabia	40.00%	SR6,000m

Unlisted
Barrowgate Limited[2,3]	Hong Kong	24.64%	–
British Arab Commercial Bank Limited	England	48.92%	£32m fully paid
			£5m nil paid
Vietnam Technological and Commercial Joint Stock Bank[3]	Vietnam	20.00%	VND3,642,015m
VocaLink	England	13.95%	£100m
Yantai City Commercial Bank[3]	PRC	20.00%	RMB2,000m
Wells Fargo HSBC Trade Bank, N.A.[4]	United States	20.00%	–

1	People’s Republic of China.
2	Issued equity capital is less than HK$1 million.
3	Investment held through Hang Seng Bank Limited, a 62.14 per cent owned subsidiary of HSBC.
4	Issued equity capital is less than US$1 million.

All the above investments in associates are owned by subsidiaries of HSBC Holdings.

Details of all HSBC associates and joint ventures will be annexed to the next Annual Return of HSBC Holdings filed with the UK Registrar of Companies.

HSBC had US$8,339 million (2007: US$7,747 million) of investments in associates and joint ventures listed in Hong Kong.

For the year ended 31 December 2008, HSBC’s share of associates and joint ventures’ tax on profit was US$515 million (2007: US$469 million), which is included within share of profit in associates and joint ventures in the income statement.

Summarised aggregate financial information on associates

	2008	2007
	US$m	US$m
HSBC’s share of:
– assets	123,283	100,799
– liabilities	114,578	94,178
– revenues	5,939	5,568
– profit after tax	1,600	1,466

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

The statutory accounting reference date of Bank of Communications Co., Limited, Ping An Insurance (Group) Company of China, Limited and Industrial Bank Company Limited is 31 December. For the year ended 31 December 2008, these companies were included on the basis of financial statements made up for the twelve months to

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 21 and 22

30 September 2008, taking into account changes in the subsequent period from 1 October 2008 to 31 December 2008 that would have materially affected their results.

HSBC also has a 100 per cent interest in the issued preferred stock (less than US$1 million) of Wells Fargo HSBC Trade Bank, N.A. HSBC has a 40 per cent economic interest in Wells Fargo HSBC Trade Bank, N.A. by virtue of the joint agreement under which HSBC’s equity capital and preferred stock interests are being held.

HSBC’s investment in Financiera Independencia S.A.B. de C.V. was equity accounted with effect from June 2006, reflecting HSBC’s significant influence over this associate. HSBC’s influence results from representation on the Board of Directors. HSBC disposed of its equity interest in Financiera Independencia on 25 November 2008.

HSBC acquired 15 per cent of Vietnam Technological & Commercial Joint Stock Bank in October 2007. This investment was equity accounted from that date due to HSBC’s representation on the Board of Directors and involvement in the Technical Support and Assistance Agreement. In December 2007, as a result of a rights issue in which HSBC did not participate, HSBC’s equity interest was diluted to 14.44 per cent. In September 2008, HSBC increased its equity interest to 20 per cent.

HSBC acquired 13.95 per cent of VocaLink in June 2007. This investment was equity accounted from that date, reflecting HSBC’s significant influence over that entity arising from representation on the Board of Directors and transactions with the associate.

During 2007, certain HSBC associates issued new shares which HSBC did not subscribe for. As a result, its interests in the associates’ equity decreased. The resulting gains from dilution of the Group’s interest in the associates are described in Note 4.

Principal interests in joint ventures

	At 31 December 2008

			HSBC’s interest	Issued
	Country of	Principal	in equity	equity
	incorporation	activity	capital	capital

HSBC Saudi Arabia Limited	Saudi Arabia	Investment banking	60.00%	SR50m
Vaultex UK Limited	England	Cash management	50.00%	£10m
Hana HSBC Life Insurance Co., Ltd	South Korea	Insurance manufacturing	49.99%	KRW120,402m
Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited	India	Insurance manufacturing	26.00%	INR5,250m

Summarised aggregate financial information on joint ventures

	2008	2007
	US$m	US$m
HSBC’s share of:
– current assets	594	448
– non-current assets	281	76
– current liabilities	260	397
– non-current liabilities	449	46
– income	301	339
– expenses	240	302

Goodwill included in carrying amount of associates and joint ventures

	2008	2007
	US$m	US$m
Gross amount
At 1 January 2008	1,308	1,172
Additions	88	203
Disposals	(46)	(29)
Exchange differences	86	90
Other changes	17	(128)

At 31 December 2008	1,453	1,308

Included in the above total, the carrying amount of goodwill arising from joint ventures was US$39 million (2007: nil).

Back to Contents
22	Goodwill and intangible assets

Goodwill and intangible assets includes goodwill arising on business combinations, the PVIF long-term insurance business, and other intangible assets.

Goodwill

Reconciliation of goodwill

			Rest of
			Asia-	North	Latin
	Europe	Hong Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Gross amount
At 1 January 2008	16,744	124	350	12,561	4,474	34,253
Additions	12	–	142	–	1	155
Disposals	(415)	–	–	(13)	–	(428)
Exchange differences	(775)	(2)	(59)	(61)	(609)	(1,506)
Other changes	(55)	–	–	–	–	(55)

At 31 December 2008	15,511	122	433	12,487	3,866	32,419

Accumulated impairment losses
At 1 January 2008	–	–	–	–	–	–
Impairment losses	–	–	–	(10,564)	–	(10,564)

At 31 December 2008	–	–	–	(10,564)	–	(10,564)

Net carrying amount at 31 December 2008	15,511	122	433	1,923	3,866	21,855

Gross amount
At 1 January 2007	15,234	124	325	12,527	4,262	32,472
Additions	42	–	6	–	143	191
Disposals	(43)	–	–	(12)	–	(55)
Exchange differences	1,516	–	19	46	120	1,701
Other changes	(5)	–	–	–	(51)	(56)

At 31 December 2007	16,744	124	350	12,561	4,474	34,253

Impairment charges recognised

At 31 December 2008, HSBC recognised an impairment charge of US$10,564 million (2007: nil) in respect of Personal Financial Services – North America. This was a result of the very significant deterioration in the economic and credit conditions in North America and the resulting further restructuring in the Personal Financial Services – North America cash generating unit (‘CGU’) in the latter part of 2008. The reduction in the recoverable amount of the main business lines was driven by higher losses than were expected for 2008, including higher levels of impairment charges, contraction in new business from lending activities and a delay in the expected return to profitability of the business. The deterioration in the financial performance was particularly severe in the fourth quarter of 2008. In addition, the discount rate used increased as observed market discount rates increased for US consumer finance and banking businesses.

Impairment testing

Timing of impairment testing

HSBC’s impairment test in respect of goodwill allocated to each CGU is performed as at 1 July each year. In line with the accounting policy set out in Note 2, goodwill is also retested for impairment whenever there is an indication that goodwill may be impaired. Given the extraordinary market events experienced globally during 2008, HSBC performed an additional impairment test on all the CGU’s within the Group as at 31 December 2008. For the purpose of impairment testing, the Group’s CGUs are based on customer groups and global business separated by geographical region. The CGUs represent the lowest level at which goodwill is monitored by key management personnel.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 22

Basis of the recoverable amount – value in use or fair value less costs to sell

The recoverable amount of all CGUs to which goodwill has been allocated was equal to its value in use (‘VIU’) at each respective testing date for 2007 and 2008.

For each significant CGU, the VIU is calculated by discounting management’s cash flow projections for each CGU. The pre-tax discount rate used is based on the cost of capital HSBC allocates to investments in the countries within which the CGU operates. The long-term growth rate is used to extrapolate the cash flows in perpetuity because of the long-term perspective within the Group of the business units making up the CGUs. However, due to the economic downturn in Personal Financial Services – North America, a 10 year cash flow projection was used.

Key assumptions in VIU calculation and management’s approach to determining the values assigned to each key assumption

	2008			2007

			Nominal			Nominal
			growth rate			growth rate
			beyond			beyond
	Goodwill at		initial	Goodwill at		initial
	31 December	Discount	cash flow	1 July	Discount	cash flow
Cash-generating unit	2008	rate	projections	2007	rate	projections
	US$m	%	%	US$m	%	%

Personal Financial Services – Europe	4,422	10.0	3.5	4,197	10.3	5.2
Commercial Banking – Europe	3,427	10.0	3.5	3,045	10.1	4.6
Private Banking – Europe	4,470	9.0	3.5	4,694	10.0	3.8
Global Banking and Markets – Europe	3,451	11.0	3.5	3,894	10.1	4.4
Personal Financial Services – North America	–	13.6	3.9	10,564	12.3	4.0
Personal Financial Services – Latin America	2,189	16.8	8.8	2,781	16.4	7.8

Total goodwill in the CGUs listed above	17,959			29,175

At 31 December 2008, aggregate goodwill of US$3,896 million (1 July 2007: US$3,850 million) had been allocated to CGUs that were not considered individually significant. These CGUs do not carry on their balance sheets any significant intangible assets with indefinite useful lives, other than goodwill.

Nominal long-term growth rate: external data that reflects the market’s assessment of GDP and inflation for the countries within which the CGU operates. The rates used for 2007 and 2008 are taken as an average of the last 10 years.

Discount rate: the discount rate used to discount the cash flows is based on the cost of capital assigned to each CGU, which is derived using a Capital Asset Pricing Model (‘CAPM’). The CAPM depends on inputs reflecting a number of financial and economic variables including the risk-free rate in the country concerned and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. In addition, for the purposes of testing goodwill for impairment, management supplements this process by comparing the discount rates derived using the internally generated CAPM with cost of capital rates produced by external sources. HSBC uses the externally-sourced cost of capital rates where, in management’s judgement, those rates reflect more accurately the current market and economic conditions. At 31 December 2008, the rates used in the impairment test for Personal Financial Services – Latin America was based on externally sourced rates.

Management’s judgement in estimating the cash flows of a CGU: the cash flow projections for each CGU are based on plans approved by the Group Management Board. The key assumptions in addition to the discount rate and nominal long-term growth rate for each significant CGU are discussed below.

Personal Financial Services – Europe and Commercial Banking – Europe: the assumptions included in the cash flow projections for Personal Financial Services – Europe and Commercial Banking – Europe reflect the economic environment and financial outlook of the European countries within these two segments. Key assumptions include the level of interest rates and the level and change in unemployment rates, particularly in the UK. While current economic conditions and the economic outlook in Europe remain challenging, management’s cash flow projections are based on these prevailing conditions. Despite the severity of the conditions at the balance sheet date, management does not expect these conditions to continue over the longer term. The downside risks to this assessment include the

Back to Contents
risk of a prolonged and severe economic recession in the UK, accompanied by higher discount rates reflecting increased investor perceptions of risk. Management’s current assessment is that the probability of this downside risk scenario is low. Accordingly, based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of Personal Financial Services – Europe or Commercial Banking – Europe.

Private Banking – Europe: the revenues in Private Banking – Europe are predominately generated through HSBC’s client relationships. For 2009, the forecast cash flows reflect the downward pressure on brokerage and portfolio management fees, with the latter being affected by the decline in equity market values. Thereafter, the nominal long-term growth rates described in the table above have been used. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of Private Banking – Europe.

Global Banking and Markets – Europe: the cash flows generated by Global Banking and Markets – Europe are diversified and there is no one key assumption that drives the cash flow projection of this CGU.

The forecast cash flows in the 2009 plan continue to reflect challenging global economic conditions. One of the key factors which may impact the carrying value of this CGU is the level of impairment charges which may emerge in the future, particularly in respect of holdings of available-for-sale sub-prime and Alt-A Residential MBSs. Based on management’s current assessment of the credit quality of these securities, which includes stressed scenarios for collateral defaults and house prices, and the level of credit support available, management determined that based on the conditions at the balance sheet date a reasonably possible change in impairment of available-for-sale sub-prime and Alt-A Residential MBSs would not cause an impairment to be recognised in respect of Global Banking and Markets – Europe.

Personal Financial Services – Latin America: the assumptions included in the cash flow projections for Personal Financial Services – Latin America reflect the economic environment and financial outlook of the countries within this segment, with Brazil and Mexico being two of the largest countries included within this segment. Key assumptions include the growth in lending and deposit volumes, the credit quality of the loan portfolios and operational efficiency improvements. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of Personal Financial Services – Latin America.

The present value of in-force long-term insurance business

Movement on the PVIF

	2008	2007
	US$m	US$m

At 1 January	1,965	1,549
Value of new business written during the year	452	380
Acquisition of subsidiaries or portfolios	–	390
Movement from in-force business (including investment return variances and changes in investment assumptions)	(311)	(204)
Exchange differences and other movements	(73)	(150)

At 31 December	2,033	1,965

PVIF-specific assumptions

The key assumptions used in the computation of PVIF for HSBC’s main life insurance operations were:

	2008			2007

	UK	Hong Kong	France	UK	Hong Kong	France
	%	%	%	%	%	%

Risk free rate	4.30	1.14	4.03	4.30	3.51	4.26
Risk discount rate	8.00	11.00	8.00	8.00	11.00	8.00
Expenses inflation	3.50	3.00	2.00	3.40	3.00	2.00

The PVIF represents the value of the shareholder’s interest in the in-force business of the life insurance operations. The calculation of the PVIF is based upon assumptions that take into account risk and uncertainty. To project these

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 22 and 23

cash flows, a variety of assumptions regarding future experience is made by each insurance operation which reflects local market conditions and management’s judgement of local future trends. Some of the Group’s insurance operations incorporate risk margins separately into the projection assumptions for each product, while others incorporate risk margins into the overall discount rate. This is reflected in the wide range of risk discount rates applied.

Other intangible assets

The analysis of the movement of intangible assets, excluding the PVIF, was as follows:

					Customer/
		Mortgage	Internally		merchant
	Trade	servicing	generated	Purchased	relation-
	names	rights	software	software	ships	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Cost
At 1 January 2008	63	1,202	3,473	760	1,866	165	7,529
Additions[1]	–	158	764	118	169	23	1,232
Acquisition of subsidiaries	10	–	–	68	4	267	349
Disposals	–	–	(43)	(26)	(25)	(3)	(97)
Exchange differences	(8)	–	(561)	(59)	(264)	(24)	(916)
Other changes	2	–	(204)	6	(1)	(7)	(204)

At 31 December 2008	67	1,360	3,429	867	1,749	421	7,893

Accumulated amortisation
At 1 January 2008	(44)	(724)	(2,167)	(549)	(541)	(33)	(4,058)
Charge for the year[2]	(6)	(299)	(365)	(114)	(227)	(20)	(1,031)
Impairment	–	–	–	(1)	–	–	(1)
Disposals	–	–	18	6	10	–	34
Exchange differences	5	–	311	36	80	1	433
Other changes	–	–	211	(9)	(3)	–	199

At 31 December 2008	(45)	(1,023)	(1,992)	(631)	(681)	(52)	(4,424)

Net carrying amount at 31 December 2008	22	337	1,437	236	1,068	369	3,469

Cost
At 1 January 2007	57	1,078	2,871	645	1,655	179	6,485
Additions[1]	–	124	587	104	140	6	961
Acquisition of subsidiaries	–	–	–	–	4	–	4
Disposals	–	–	(7)	(21)	(6)	(2)	(36)
Exchange differences	6	–	81	38	83	1	209
Other changes	–	–	(59)	(6)	(10)	(19)	(94)

At 31 December 2007	63	1,202	3,473	760	1,866	165	7,529

Accumulated amortisation
At 1 January 2007	(21)	(619)	(1,772)	(426)	(320)	(13)	(3,171)
Charge for the year[2]	(20)	(108)	(327)	(120)	(209)	(21)	(805)
Impairment	–	–	(3)	–	–	–	(3)
Disposals	–	–	–	18	6	1	25
Exchange differences	(3)	–	(51)	(25)	(17)	–	(96)
Other changes	–	3	(14)	4	(1)	–	(8)

At 31 December 2007	(44)	(724)	(2,167)	(549)	(541)	(33)	(4,058)

Net carrying amount at 31 December 2007	19	478	1,306	211	1,325	132	3,471

Net carrying amount at 1 January 2007	36	459	1,099	219	1,335	166	3,314

1	At 31 December 2008, HSBC had US$2 million (2007: US$47 million) of contractual commitments to acquire intangible assets.
2	The amortisation charge for the year is recognised within the income statement under ‘Amortisation and impairment of intangible assets’, with the exception of the amortisation of mortgage servicing rights that is charged to net fee income.

Back to Contents
23	Property, plant and equipment

HSBC

Property, plant and equipment
		Long	Short		Equipment
	Freehold	leasehold	leasehold	Equipment,	on
	land and	land and	land and	fixtures	operating
	buildings	buildings	buildings [1]	and fittings [2]	leases	Total [3]
	US$m	US$m	US$m	US$m	US$m	US$m
Cost or fair value
At 1 January 2008	4,701	1,438	2,856	10,957	6,054	26,006
Additions at cost[4]	466	26	327	1,813	353	2,985
Acquisition of subsidiaries	29	–	–	16	–	45
Fair value adjustments	(93)	4	(3)	–	–	(92)
Disposals	(138)	(102)	(41)	(803)	(175)	(1,259)
Reclassified from/(to) held for sale	16	469	(2)	98	–	581
Transfers	–	3	(3)	–	–	–
Exchange differences	(611)	(62)	(214)	(1,876)	(1,685)	(4,448)
Other changes	(244)	(40)	4	115	–	(165)

At 31 December 2008	4,126	1,736	2,924	10,320	4,547	23,653

Accumulated depreciation and impairment
At 1 January 2008	(344)	(175)	(826)	(7,003)	(1,964)	(10,312)
Depreciation charge for the year	(82)	(53)	(184)	(1,201)	(187)	(1,707)
Disposals	7	2	14	537	57	617
Reclassified (from)/to held for sale	1	(18)	–	(30)	–	(47)
Transfers	–	(3)	3	–	–	–
Impairment losses recognised	(30)	(2)	–	(11)	–	(43)
Exchange differences	73	9	107	1,257	561	2,007
Other changes	7	12	–	(163)	1	(143)

At 31 December 2008	(368)	(228)	(886)	(6,614)	(1,532)	(9,628)

Net carrying amount at 31 December 2008	3,758	1,508	2,038	3,706	3,015	14,025

Cost or fair value
At 1 January 2007	5,331	1,936	2,574	9,702	5,923	25,466
Additions at cost[4]	684	78	397	1,429	132	2,720
Acquisition of subsidiaries	93	–	–	–	–	93
Fair value adjustments	25	21	106	–	–	152
Disposals	(256)	(37)	(117)	(542)	(129)	(1,081)
Reclassified to held for sale	(446)	(596)	(82)	(160)	–	(1,284)
Transfers	–	(5)	5	–	–	–
Exchange differences	237	1	49	450	128	865
Other changes	(967)	40	(76)	78	–	(925)

At 31 December 2007	4,701	1,438	2,856	10,957	6,054	26,006

Accumulated depreciation and impairment
At 1 January 2007	(342)	(168)	(723)	(5,974)	(1,835)	(9,042)
Depreciation charge for the year	(93)	(37)	(167)	(1,192)	(205)	(1,694)
Disposals	41	7	95	469	115	727
Reclassified to held for sale	73	23	3	67	–	166
Impairment losses recognised	(26)	–	(5)	(3)	–	(34)
Impairment losses reversed	14	–	–	–	–	14
Exchange differences	(18)	(1)	(19)	(282)	(38)	(358)
Other changes	7	1	(10)	(88)	(1)	(91)

At 31 December 2007	(344)	(175)	(826)	(7,003)	(1,964)	(10,312)

Net carrying amount at 31 December 2007	4,357	1,263	2,030	3,954	4,090	15,694

Net carrying amount at 1 January 2007	4,989	1,768	1,851	3,728	4,088	16,424

1	Including assets held on finance leases with a net book value of US$13 million (2007: US$13 million).
2	Including assets held on finance leases with a net book value of US$315 million (2007: US$397 million).
3	Including assets with a net book value of US$28 million (2007: US$422 million) pledged as security for liabilities.
4	At 31 December 2008, HSBC had US$1,498 million (2007: US$1,011 million) of contractual commitments to acquire property, plant and equipment.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 23

On 31 May 2007, HSBC entered into a contract for the sale and leaseback of the property and long leasehold land comprising 8 Canada Square, London to Metrovacesa, S.A. (‘Metrovacesa’) for £1,090 million (US$2,154 million). In the normal course of business, HSBC provided finance to Metrovacesa in respect of the debt element of this transaction at arm’s length market rates in the form of a bridging loan of £810 million (US$1,601 million) secured by a charge on the property. The equity portion of £280 million (US$553 million) was settled in cash by Metrovacesa on 31 May 2007. At 31 December 2007, the sale was not recognised in the financial statements because HSBC retained a significant interest by virtue of the loan provided to part-finance the purchase of the building. The equity portion received from Metrovacesa was presented in the balance sheet as deferred income at 31 December 2007 with a value of US$562 million.

On 4 December 2008, HSBC purchased Project Maple II, B.V., the subsidiary of Metrovacesa which owned 8 Canada Square, for £838 million (US$1,315 million). At this date the deferred income recognised by HSBC was released to the income statement. The net effect on the income statement for the year ended 31 December 2008 was £244 million (US$383 million), comprising a gain of £265 million (US$416 million) included within ‘Other operating income’ and a charge of £21 million (US$33 million) included within ‘Depreciation and impairment of property, plant and equipment’.

At 31 December 2008, the property has been reclassified to Property plant and equipment and Prepayments and accrued income (representing the long leasehold on the land) because it no longer meets the criteria for recognition as a non-current asset held for sale.

Leasehold land and buildings

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

Included within ‘Short leasehold land and buildings’ are the following amounts in respect of assets classed as improvements to buildings, which are carried at depreciated historical cost:

	2008		2007

		Accumulated		Accumulated
	Cost	depreciation	Cost	depreciation
	US$m	US$m	US$m	US$m

At 1 January	1,490	(671)	1,277	(351)
Additions	314	–	294	–
Disposals	(40)	12	(117)	94
Depreciation charge for the year	–	(116)	–	(123)
Exchange differences	(141)	100	43	(10)
Other changes	(2)	–	(7)	(281)

At 31 December	1,621	(675)	1,490	(671)

Net carrying amount at 31 December	946		819

Investment properties

The composition of the investment properties at fair value in the year was as follows:
		Long	Short
	Freehold	leasehold	leasehold
	land and	land and	land and
	buildings	buildings	buildings	Total
	US$m	US$m	US$m	US$m
Fair value
At 1 January 2008	925	205	216	1,346
Additions at cost	78	–	–	78
Fair value adjustments	(93)	4	(3)	(92)
Disposals	(2)	–	–	(2)
Transfers	–	–	(1)	(1)
Exchange differences	(196)	(15)	5	(206)
Other changes	(146)	(6)	–	(152)

At 31 December 2008	566	188	217	971

Back to Contents
		Long	Short
	Freehold	leasehold	leasehold
	land and	land and	land and
	buildings	buildings	buildings	Total
	US$m	US$m	US$m	US$m
Fair value
At 1 January 2007	1,533	174	242	1,949
Acquisition of subsidiaries	93	–	–	93
Additions at cost	287	–	–	287
Fair value adjustments	25	21	106	152
Disposals	(3)	–	–	(3)
Reclassified as held for sale	(61)	(5)	(48)	(114)
Transfers	–	(2)	4	2
Exchange differences	27	1	(1)	27
Other changes[1]	(976)	16	(87)	(1,047)

At 31 December 2007	925	205	216	1,346

1	Mainly relating to investment properties of subsidiaries no longer qualifying for consolidation, because HSBC does not have the majority of the risks and rewards of ownership.

Investment properties are valued on an open market value basis as at 31 December each year by independent professional valuers who have recent experience in the location and type of properties. Investment properties in Hong Kong, the Macau Special Administrative Region and mainland China, which represent 25 per cent by value of HSBC’s investment properties subject to revaluation, were valued by an independent valuer who is a member of the Hong Kong Institute of Surveyors and who has recent experience in the locations and categories of the investment properties.

Included within ‘Other operating income’ was rental income of US$23 million (2007: US$42 million; 2006: US$153 million) earned by HSBC on its investment properties. Direct operating expenses of US$2 million (2007: US$3 million; 2006: US$61 million) incurred in respect of the investment properties during the year were recognised in ‘General and administrative expenses’. Direct operating expenses arising in respect of investment properties that did not generate rental income during 2008 amounted to nil (2007 and 2006: nil).

HSBC recognised no contractual obligations to purchase, construct, develop, maintain or enhance investment properties (2007: US$22 million).

HSBC Holdings had no investment properties at 31 December 2008 or 2007.

HSBC properties leased to customers

HSBC properties leased to customers included US$396 million at 31 December 2008 (2007: US$387 million) let under operating leases, net of accumulated depreciation of US$9 million (2007: US$18 million). None was held by HSBC Holdings.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 24

24	Investments in subsidiaries

Principal subsidiaries of HSBC Holdings

	At 31 December 2008

			HSBC’s
	Country of		interest in	Issued
	incorporation		equity capital	equity		Share
	or registration		%	capital		class
Europe
HFC Bank Limited	England		100	£109m		Ordinary £1
						Preference £1
HSBC Global Asset Management (UK) Limited (formerly HSBC Investments (UK) Limited)	England		100	£37m		Ordinary £0.25
						RP1 £1
HSBC Asset Finance (UK) Limited	England		100	£265m		Ordinary £1
HSBC Bank A.S.	Turkey		100	TRL652m		A-Common TRL1
						B-Common TRL1
HSBC Bank Malta p.l.c.	Malta		70.03	€88m		Ordinary €0.30
HSBC Bank plc	England		100	£797m		Ordinary £1
						Preferred Ordinary £1
						Series 2 Third Dollar
						Preference US$0.01
						Third Dollar
						Preference US$0.01
HSBC France	France		99.99	€337m		Shares €5.00
HSBC Bank International Limited	Jersey		100	£1m		Ordinary £1
HSBC Life (UK) Limited	England		100	£94m		Ordinary £1
HSBC Private Banking Holdings (Suisse) S.A.	Switzerland		100	CHF1m		Ordinary CHF1,000
HSBC Trinkaus & Burkhardt AG	Germany		78.60	€70m		Shares of no par value
Marks and Spencer Retail Financial Services Holdings Limited	England		100	£67m		Ordinary £1

Hong Kong
Hang Seng Bank Limited	Hong Kong		62.14	HK$9,559m		Ordinary HK$5.00
HSBC Insurance (Asia) Limited	Hong Kong		100	HK$125m		Ordinary HK$1,000
HSBC Life (International) Limited	Bermuda		100	HK$327m		Ordinary HK$1.00
The Hongkong and Shanghai Banking Corporation Limited	Hong Kong		100	HK$22,494m		Ordinary HK$2.50
						CIP[2] US$1.00
						CRP[3] US$1.00
						NIP[4] US$1.00

Rest of Asia-Pacific
HSBC Bank Australia Limited	Australia		100	A$811m		Ordinary A$1.00
						Pref A$10,000
HSBC Bank (China) Company Limited	PRC	[5]	100	RMB8,000m		Ordinary CNY1.00
HSBC Bank Egypt S.A.E.	Egypt		94.53	E£1,073m		Ordinary EGP84.00
HSBC Bank Malaysia Berhad	Malaysia		100	RM$114m		Ordinary RM0.50
HSBC Bank Middle East Limited	Jersey		100	US$631m		CRP[3] US$1.00
						Ordinary US$1.00

North America
The Bank of Bermuda Limited	Bermuda		100	US$30m		Common BMD1.00
HSBC Bank Canada	Canada		100	C$1,225m		Class 1 Pref of NPV	[6]
						Class 2 Pref of NPV	[6]
						Common of NPV
HSBC Bank USA, N.A.	United States		100	US$2m		Common US$100
HSBC Finance Corporation	United States		100	US$3,038m		Common US$0.01
HSBC Securities (USA) Inc.	United States		100	–	[7]	Common US$0.05

Latin America
HSBC Bank Argentina S.A.	Argentina		99.99	ARS1,244m		Ordinary-A ARS1.00
						Ordinary-B ARS1.00
HSBC Bank Brasil S.A. – Banco Múltiplo	Brazil		100	BRL2,289m		Ordinary BRL1.14
						Ordinary BRL1.89
						Ordinary BRL1.17
HSBC Mexico S.A.	Mexico		99.99	MXN2,471m		Ordinary MXN2.00
HSBC Bank (Panama) S.A.	Panama		100	US$315m		Ordinary PAB 1.00

Back to Contents
1	Redeemable Preference shares.
2	Cumulative Irredeemable Preference shares.
3	Cumulative Redeemable Preference shares.
4	Non-cumulative Irredeemable Preference shares.
5	People’s Republic of China.
6	Preference shares of nil par value.
7	Issued equity capital is less than US$1 million.

Details of the debt, subordinated debt and preference shares issued by the principal subsidiaries to parties external to the Group are included in the Notes 28 ‘Debt securities in issue’, 32 ‘Subordinated liabilities’ and 36 ‘Minority interests’, respectively.

All the above subsidiaries are included in the HSBC consolidated financial statements.

Details of all HSBC subsidiaries will be annexed to the next Annual Return of HSBC Holdings filed with the UK Registrar of Companies.

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

During 2008 and 2007, none of the Group’s subsidiaries experienced significant restrictions on paying dividends or repaying loans and advances.

Subsidiaries excluding SPEs where HSBC owns less than 50 per cent of the voting rights

	HSBC’s
	interest in	Description of relationship
Subsidiary	equity capital	that gives HSBC control
	%
2008
HSBC Private Equity Fund 3	38.8	HSBC has control under IAS 27 because it is the investment
		adviser/manager of the fund and has a significant equity interest.
2007
HSBC Private Equity Fund 3	38.8	HSBC has control under IAS 27 because it is the investment
		adviser/manager of the fund and has a significant equity interest.

SPEs consolidated by HSBC where HSBC owns less than 50 per cent of the voting rights

	Carrying value of total
	consolidated assets	Nature of SPE
	US$bn
2008
Barion Funding Limited	4.5	Structured investment conduit
Bryant Park Funding LLC	5.5	Conduit
Cullinan Funding Ltd	0.4	Structured investment vehicle
HSBC Affinity Corporation I	6.0	Securitisation
HSBC Auto Receivables Corporation	3.5	Securitisation
HSBC Corporate Money Fund (Euro)	0.6	Money market fund
HSBC Home Equity Loan Corporation I	3.5	Securitisation
HSBC Investor Prime Money Market Fund	10.5	Money market fund
HSBC Receivables Funding, Inc I	5.7	Securitisation
HSBC Sterling Liquidity Fund	7.7	Money market fund
HSBC US Dollar Liquidity Fund	25.0	Money market fund
Malachite Funding Limited	4.2	Structured investment conduit
Mazarin Funding Limited	11.5	Structured investment conduit
Metris Receivables Inc	3.6	Securitisation
Metrix Funding Ltd	3.6	Securitisation
Metrix Securities plc	4.2	Securitisation
Regency Assets Limited	8.1	Conduit
Solitaire Funding Ltd	12.1	Conduit
Turquoise Receivable Trustee Ltd	2.3	Securitisation

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 24, 25, 26 and 27

	Carrying value of total
	consolidated assets	Nature of SPE
	US$bn
2007
Asscher Finance Limited	7.4	Structured investment vehicle
Bryant Park Funding LLC	5.3	Conduit
Cullinan Funding Ltd	33.3	Structured investment vehicle
Household Consumer Loan Corporation	9.3	Securitisation
HSBC Affinity Corporation I	5.8	Securitisation
HSBC Auto Receivables Corporation	5.2	Securitisation
HSBC Home Equity Loan Corporation I	8.2	Securitisation
HSBC Receivables Funding, Inc I	6.0	Securitisation
Metris Receivables Inc	5.5	Securitisation
Metrix Securities plc	4.0	Securitisation
Metrix Funding Ltd	4.1	Securitisation
Regency Assets Limited	9.1	Conduit
Solitaire Funding Ltd	21.6	Conduit
Turquoise Receivable Trustee Ltd	2.3	Securitisation

In each of the above cases, HSBC has less than 50 per cent of the voting rights, but consolidates because it has the majority of risks and rewards of ownership of the SPE, or the substance of the relationship with the SPE is such that its activities are conducted on behalf of HSBC according to its specific business needs so that HSBC obtains benefit from the SPE’s operation. HSBC also consolidates a number of other individually insignificant SPEs where it owns less than 50 per cent of the voting rights. The consolidation of SPEs sponsored by HSBC is discussed on page 173.

Acquisitions

There were minor acquisitions and increases in investment in subsidiaries which increased goodwill by US$155 million. This included the acquisition of the assets, liabilities and operations of The Chinese Bank Co., Ltd in Taiwan, which was completed on 29 March 2008. This resulted in HSBC receiving a cash payment of US$1.6 billion from the Taiwan Government’s Central Deposit Insurance Corporation to deliver an agreed net asset position. The cash and cash equivalents held on the balance sheet of The Chinese Bank Co., Ltd at this date amounted to US$36 million.

Disposals

On 2 July 2008, HSBC completed the sale of seven French regional banks to Banque Fédérale des Banques Populaires for €2.1 billion (US$3.2 billion). The French regional banks generated net profits after tax of €62 million (US$95 million) for the period to 2 July 2008. The Group’s pre-tax profit on sale was US$2.4 billion.

The following assets and liabilities were attributable to the disposal of the French regional banks:
US$m

Cash	413
Loans and advances to banks and customers	9,097
Other assets	1,126

Total assets	10,636

Deposits by banks	158
Customer accounts	10,285
Other liabilities	308

Total liabilities	10,751

25	Other assets

	2008	2007
	US$m	US$m

Bullion	6,095	9,244
Assets held for sale	2,075	2,804
Reinsurers’ share of liabilities under insurance contracts (Note 30)	2,023	1,315
Endorsements and acceptances	10,482	12,248
Other accounts	17,147	13,882

	37,822	39,493

Back to Contents
Assets held for sale
	2008	2007
	US$m	US$m
Non-current assets held for sale
Interests in associates	2	2
Property, plant and equipment	2,007	2,502
Investment properties	2	111
Financial assets	62	185
Other	2	4

Total assets classified as held for sale	2,075	2,804

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

8 Canada Square has been reclassified out of ‘Assets held for sale’, as described in Note 23.

26	Trading liabilities

	2008	2007
	US$m	US$m

Deposits by banks	36,537	58,940
Customer accounts	113,053	102,710
Other debt securities in issue	31,288	44,684
Other liabilities – net short positions	66,774	108,246

	247,652	314,580

At 31 December 2008, the cumulative amount of change in fair value attributable to changes in credit risk was a gain of US$563 million (2007: gain of US$34 million).

27	Financial liabilities designated at fair value

HSBC
	2008	2007
	US$m	US$m

Deposits by banks and customer accounts	6,618	7,724
Liabilities to customers under investment contracts	9,283	16,053
Debt securities in issue (Note 28)	34,969	38,587
Subordinated liabilities (Note 32)	20,316	22,831
Preference shares (Note 32)	3,401	4,744

	74,587	89,939

The carrying amount at 31 December 2008 of financial liabilities designated at fair value was US$1,851 million less than the contractual amount at maturity (2007: US$648 million less). At 31 December 2008, the cumulative amount of the change in fair value attributable to changes in credit risk was a gain of US$7,978 million (2007: gain of US$1,619 million).

HSBC Holdings
	2008	2007
	US$m	US$m
Subordinated liabilities (Note 32):
– owed to third parties	13,321	14,496
– owed to HSBC undertakings	3,068	4,187

	16,389	18,683

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 28, 29, and 30

	The carrying amount at 31 December 2008 of financial liabilities designated at fair value was US$969 million less than the contractual amount at maturity (2007: US$130 million less). At 31 December 2008, the cumulative amount of the change in fair value attributable to changes in credit risk was a gain of US$2,638 million (2007: gain of US$548 million).

28	Debt securities in issue

		2008	2007
		US$m	US$m

	Bonds and medium term notes	160,927	221,767
	Other debt securities in issue	85,023	108,083

		245,950	329,850
	Of which debt securities in issue reported as:
	– trading liabilities (Note 26)	(31,288)	(44,684)
	– financial liabilities designated at fair value (Note 27)	(34,969)	(38,587)

		179,693	246,579

Certain debt securities in issue are managed on a fair value basis as part of HSBC’s interest rate risk management policies. The hedged portion of these debt securities is presented within the balance sheet caption ‘Financial liabilities designated at fair value’, with the remaining portion included within ‘Trading liabilities’. The following table analyses the carrying amount of bonds and medium-term notes in issue at 31 December with original maturities greater than one year:

	2008	2007
	US$m	US$m
Fixed rate
Secured financing:
1.14% to 3.99%: due 2009 to 2013	767	115
4.00% to 4.99%: due 2009 to 2016	1,590	1,409
5.00% to 5.99%: due 2009 to 2017	2,754	13,002
6.00% to 6.99%: due 2008	–	459
7.00% to 8.99%: due 2009 to 2025	14	521
9.00% to 9.99%: due 2009 to 2028	462	–
Other fixed rate senior debt:
0.01% to 3.99%: due 2009 to 2069	21,790	28,322
4.00% to 4.99%: due 2009 to 2046	13,088	20,909
5.00% to 5.99%: due 2009 to 2036	22,357	18,511
6.00% to 6.99%: due 2009 to 2036	11,176	15,400
7.00% to 7.99%: due 2009 to 2032	4,995	4,037
8.00% to 9.99%: due 2009 to 2036	1,822	1,666
10.00% or higher: due 2009 to 2017	884	867

	81,699	105,218

Variable interest rate
Secured financings – 1.00% to 9.99%: due 2009 to 2023	27,741	47,404
FHLB advances – 5.00% to 5.99%: due 2009 to 2036	3,156	5,500
Other variable interest rate senior debt – 2.16% to 9.99%: due 2008 to 2057	43,849	56,244

	74,746	109,148

Structured notes
Interest rate linked	348	770
Equity, equity index or credit-linked	4,134	6,631

	4,482	7,401

Total bonds and medium-term notes	160,927	221,767

Back to Contents
29	Other liabilities

	HSBC		HSBC Holdings

	2008	2007	2008	2007
	US$m	US$m	US$m	US$m

Amounts due to investors in funds consolidated by HSBC	44,539	3,548	–	–
Obligations under finance leases (Note 42)	563	703	–	–
Dividend declared and payable by HSBC Holdings	1,795	1,393	1,795	1,393
Endorsements and acceptances	10,482	12,248	–	–
Other liabilities	15,005	17,121	21	12

	72,384	35,013	1,816	1,405

30	Liabilities under insurance contracts

		Reinsurers’
	Gross	share	Net
	US$m	US$m	US$m
At 31 December 2008
Non-life insurance liabilities
Unearned premium provision	1,136	(159)	977
Notified claims	908	(230)	678
Claims incurred but not reported	368	(41)	327
Other	68	–	68

	2,480	(430)	2,050

Life insurance liabilities to policyholders
Life (non-linked)	17,370	(637)	16,733
Investment contracts with discretionary participation features[1]	17,766	–	17,766
Life (linked)	6,067	(956)	5,111

	41,203	(1,593)	39,610

Total liabilities under insurance contracts	43,683	(2,023)	41,660

At 31 December 2007
Non-life insurance liabilities
Unearned premium provision	1,279	(181)	1,098
Notified claims	1,063	(380)	683
Claims incurred but not reported	420	(49)	371
Other	92	(43)	49

	2,854	(653)	2,201

Life insurance liabilities to policyholders
Life (non-linked)	14,370	(605)	13,765
Investment contracts with discretionary participation features[1]	18,983	–	18,983
Life (linked)	6,399	(57)	6,342

	39,752	(662)	39,090

Total liabilities under insurance contracts	42,606	(1,315)	41,291

1	Though investment contracts with discretionary participation features are financial instruments, HSBC continued to treat them as insurance contracts as permitted by IFRS 4.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 30

The movement of liabilities under insurance contracts during the year was as follows:

Non-life insurance liabilities
		Reinsurers’
	Gross	share	Net
	US$m	US$m	US$m
2008
Unearned premium reserve (‘UPR’)
At 1 January	1,279	(181)	1,098
Changes in UPR recognised as (income)/expense	(58)	3	(55)
Gross written premiums	1,776	(260)	1,516
Gross earned premiums	(1,834)	263	(1,571)

Exchange differences and other movements	(85)	19	(66)

At 31 December	1,136	(159)	977

Notified and incurred but not reported claims
At 1 January	1,483	(429)	1,054
Notified claims	1,063	(380)	683
Claims incurred but not reported	420	(49)	371

Claims paid in current year	(1,044)	158	(886)
Claims incurred in respect of current year	975	(68)	907
Claims incurred in respect of prior years	69	(15)	54
Exchange differences and other movements	(207)	83	(124)

At 31 December	1,276	(271)	1,005
Notified claims	908	(230)	678
Claims incurred but not reported	368	(41)	327

Other	68	–	68

Total non-life insurance liabilities	2,480	(430)	2,050

2007
Unearned premium reserve (‘UPR’)
At 1 January	1,262	(176)	1,086
Changes in UPR recognised as (income)/expense	(2)	22	20
Gross written premiums	1,853	(385)	1,468
Gross earned premiums	(1,855)	407	(1,448)

Exchange differences and other movements	19	(27)	(8)

At 31 December	1,279	(181)	1,098

Notified and incurred but not reported claims
At 1 January	1,409	(413)	996
Notified claims	949	(355)	594
Claims incurred but not reported	460	(58)	402

Claims paid in current year	(1,017)	207	(810)
Claims incurred in respect of current year	1,035	(189)	846
Claims incurred in respect of prior years	64	18	82
Exchange differences and other movements	(8)	(52)	(60)

At 31 December	1,483	(429)	1,054
Notified claims	1,063	(380)	683
Claims incurred but not reported	420	(49)	371

Other	92	(43)	49

Total non-life insurance liabilities	2,854	(653)	2,201

Back to Contents
Life insurance liabilities to policyholders
		Reinsurers’
	Gross	share	Net
	US$m	US$m	US$m
2008
Life (non-linked)
At 1 January	14,370	(605)	13,765
Benefits paid	(1,491)	172	(1,319)
Increase in liabilities to policyholders	5,480	(792)	4,688
Exchange differences and other movements	(989)	588	(401)

At 31 December	17,370	(637)	16,733

Investment contracts with discretionary participation features
At 1 January	18,983	–	18,983
Benefits paid	(1,911)	–	(1,911)
Increase in liabilities to policyholders	1,743	–	1,743
Exchange differences and other movements	(1,049)	–	(1,049)

At 31 December	17,766	–	17,766

Life (linked)
At 1 January	6,399	(57)	6,342
Benefits paid	(481)	44	(437)
Increase in liabilities to policyholders	939	(1,442)	(503)
Exchange differences and other movements[1]	(790)	499	(291)

At 31 December	6,067	(956)	5,111

Total liabilities to policyholders	41,203	(1,593)	39,610

2007
Life (non-linked)
At 1 January	11,026	(1,046)	9,980
Benefits paid	(940)	169	(771)
Increase in liabilities to policyholders	3,377	349	3,726
Acquisitions of subsidiaries	702	–	702
Exchange differences and other movements	205	(77)	128

At 31 December	14,370	(605)	13,765

Investment contracts with discretionary participation features
At 1 January	20	–	20
Benefits paid	(1,080)	–	(1,080)
Increase in liabilities to policyholders	2,188	–	2,188
Acquisitions of subsidiaries	16,406	–	16,406
Exchange differences and other movements	1,449	–	1,449

At 31 December	18,983	–	18,983

Life (linked)
At 1 January	3,685	(58)	3,627
Benefits paid	(790)	(45)	(835)
Increase in liabilities to policyholders	2,886	(1,120)	1,766
Acquisitions of subsidiaries	339	–	339
Exchange differences and other movements[1]	279	1,166	1,445

At 31 December	6,399	(57)	6,342

Total liabilities to policyholders	39,752	(662)	39,090

1	Includes amounts arising under reinsurance agreements.

The increase in liabilities to policyholders represents the aggregate of all events giving rise to additional liabilities to policyholders in the year. These include death claims, surrenders, lapses, the setting up of liability to policyholders at the initial inception of the policy, the declaration of bonuses and other amounts attributable to policyholders.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 31 and 32

31	Provisions

		2008	2007
		US$m	US$m

	At 1 January	1,958	1,763
	Additional provisions/increase in provisions[1]	738	1,307
	Provisions utilised	(624)	(986)
	Amounts reversed	(147)	(318)
	Exchange differences and other movements	(195)	192

	At 31 December	1,730	1,958

1	The increase in provisions includes the unwinding of discounts of US$3 million (2007: US$1 million) in relation to vacant space provisions and US$21 million (2007: US$24 million) in relation to Brazilian provisions for civil and fiscal labour claims.

Included within provisions are:

(i)	Provisions for onerous property contracts of US$85 million (2007: US$56 million), of which US$20 million (2007: US$33 million) relates to discounted future costs associated with leasehold properties that became vacant as a consequence of HSBC’s move to Canary Wharf in 2002. The provisions cover rent voids while finding new tenants, shortfalls in expected rent receivable compared with rent payable and the cost of refurbishing the buildings to attract tenants. Uncertainties arise from movements in market rents, delays in finding new tenants and the timing of rental reviews.

(ii)	Labour, civil and fiscal litigation provisions in HSBC’s Brazil operations of US$334 million (2007: US$391 million). These relate to labour and overtime litigation claims brought by employees after leaving the bank. The provisions are based on the expected number of departing employees, their individual salaries and historical trends. The timing of the settlement of these claims is uncertain.

(iii)	Provisions of US$439 million (2007: US$444 million) have been made in respect of costs arising from contingent liabilities and contractual commitments (Note 40), including guarantees of US$35 million (2007: US$29 million) and commitments of US$192 million (2007: US$125 million).

32	Subordinated liabilities

	HSBC

		2008	2007
		US$m	US$m
	Subordinated liabilities
	At amortised cost	29,433	24,819
	– subordinated liabilities	24,618	19,308
	– preferred securities	4,815	5,511

	Designated at fair value (Note 27)	23,717	27,575
	– subordinated liabilities	20,316	22,831
	– preferred securities	3,401	4,744

		53,150	52,394

	Subordinated liabilities
	HSBC Holdings	23,544	18,931
	Other HSBC	29,606	33,463

		53,150	52,394

Back to Contents
HSBC’s subordinated liabilities

		2008	2007
		US$m	US$m

Amounts owed to third parties by HSBC Holdings (see below)		23,544	18,931

Other HSBC subordinated liabilities
€1,400m	5.3687% non-cumulative step-up perpetual preferred securities[1]	1,532	2,018
US$1,350m	9.547% non-cumulative step-up perpetual preferred securities, Series 1[1]	1,337	1,335
US$1,200m	Undated floating rate primary capital notes	1,214	1,207
€800m	Callable subordinated floating rate notes 2016[3]	1,116	1,176
£700m	5.844% non-cumulative step-up perpetual preferred securities[2]	1,021	1,404
US$1,000m	4.625% subordinated notes 2014	1,001	1,001
US$1,000m	5.911% trust preferred securities 2035[4]	992	992
US$1,000m	5.875% subordinated notes 2034	953	990
US$900m	10.176% non-cumulative step-up perpetual preferred securities, Series 2[1]	900	900
£600m	4.75% subordinated notes 2046	863	1,186
€600m	8.03% non-cumulative step-up perpetual preferred securities[1]	834	878
€600m	4.25% callable subordinated notes 2016[6]	831	881
€750m	5.13% non-cumulative step-up perpetual preferred securities[1]	790	1,039
US$750m	Undated floating rate primary capital notes	750	750
US$1,250m	4.61% non-cumulative step-up perpetual preferred securities[1]	745	1,130
£500m	8.208% non-cumulative step-up perpetual preferred securities[1]	724	996
US$750m	5.625% subordinated notes 2035	715	653
US$700m	7.00% subordinated notes 2039	694	–
£500m	4.75% callable subordinated notes 2020[5]	675	931
£500m	5.375% subordinated notes 2033	659	931
€500m	Callable subordinated floating rate notes 2020[8]	567	676
£350m	Callable subordinated variable coupon notes 2017[7]	518	712
US$500m	Undated floating rate primary capital notes	500	500
US$500m	6.00% subordinated notes 2017	498	498
£350m	5% callable subordinated notes 2023[9]	481	672
£350m	5.375% callable subordinated step-up notes 2030[10]	461	652
US$450m	Callable subordinated floating rate notes 2016[3]	449	448
£300m	6.5% subordinated notes 2023	436	598
US$300m	7.65% subordinated notes 2025	384	359
£300m	5.862% non-cumulative step-up perpetual preferred securities[2]	333	558
£225m	6.25% subordinated notes 2041	325	447
US$300m	6.95% subordinated notes 2011	324	325
US$300m	Undated floating rate primary capital notes, Series 3	300	301
US$300m	Callable subordinated floating rate notes 2017[11]	299	299
CAD400m	4.80% subordinated notes 2022	277	389
US$250m	7.20% subordinated debentures 2097	218	218
BRL500m	Subordinated certificate of deposit 2016	215	281
US$200m	7.75% subordinated notes 2009	203	202
US$200m	7.808% capital securities 2026	200	200
US$200m	8.38% capital securities 2027	200	200
US$200m	6.625% subordinated notes 2009	198	199
CAD200m	4.94% subordinated debentures 2021	163	207
BRL608m	Subordinated debentures 2008	–	341
US$250m	5.875% subordinated notes 2008	–	248
	Other subordinated liabilities each less than US$200m	3,711	3,535

		29,606	33,463

		53,150	52,394

Subordinated loan capital is repayable at par on maturity, but some is repayable prior to maturity at the option of the borrower, generally subject to prior notification to the Financial Services Authority, and, where relevant, the consent of the local banking regulator, and in certain cases at a premium over par. Interest rates on the floating rate loan capital are related to interbank offered rates. On the remaining subordinated loan capital, interest is payable at fixed rates up to 10.176 per cent.

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

Footnotes 3 to 10 all relate to notes that are repayable at the option of the borrower on the date of the change of the interest rate, and at subsequent interest rate reset dates and interest payment dates in some cases, subject to prior notification to the Financial Services Authority and, where relevant, the consent of the local banking regulator.

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

The preferred securities are perpetual, but redeemable in 2014, 2010, 2030, 2012, 2016, 2013 and 2015, respectively, at the option of the general partner of the limited partnerships. If not redeemed, the distributions payable step-up and become floating rate or, for the sterling issue, for each successive five-year period the sum of the then five-year benchmark UK gilt plus a margin. There are limitations on the payment of distributions if prohibited under UK banking regulations or other requirements, if a payment would cause a breach of HSBC’s capital adequacy requirements, or if HSBC Holdings has insufficient distributable reserves (as defined).

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

HSBC Holdings

		2008	2007
		US$m	US$m
Subordinated liabilities:
–	At amortised cost	14,017	8,544
–	Designated at fair value (Note 27)	16,389	18,683

		30,406	27,227

HSBC Holdings subordinated borrowings

		2008	2007
		US$m	US$m
Amounts owed to third parties
€2,000m	Callable subordinated floating rate notes 2014[1]	2,805	2,905
US$2,500m	6.5% subordinated notes 2037	2,669	2,495
€1,600m	6.25% subordinated notes 2018	2,231	–
US$2,000m	6.5% subordinated notes 2036	2,052	2,058
US$1,500m	6.8% subordinated notes 2038	1,484	–
US$1,400m	5.25% subordinated notes 2012	1,455	1,413
€1,000m	5.375% subordinated notes 2012	1,403	1,488
£900m	6.375% callable subordinated notes 2022[2]	1,330	1,858
£750m	7.0% subordinated notes 2038	1,140	–
US$1,000m	7.5% subordinated notes 2009	1,068	1,077
£650m	6.75% subordinated notes 2028	938	–
£650m	5.75% subordinated notes 2027	878	1,262
€700m	3.625% callable subordinated notes 2020[3]	840	922
US$750m	Callable subordinated floating rate note 2016[1]	750	750
US$750m	Callable subordinated floating rate notes 2015[1]	750	750
US$488m	7.625% subordinated notes 2032	609	609
£250m	9.875% subordinated bonds 2018[4]	441	619
€300m	5.5% subordinated notes 2009	432	457
US$222m	7.35% subordinated notes 2032	269	268

		23,544	18,931

Amounts owed to HSBC undertakings

€1,400m	5.3687% fixed/floating subordinated notes 2043 – HSBC Capital Funding (Euro 2) LP	1,532	2,018
US$1,350m	9.547% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Dollar 1) LP	1,337	1,335
US$900m	10.176% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Dollar 1) LP	900	900
€600m	8.03% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Euro 1) LP	834	878
€750m	5.13% fixed/floating subordinated notes 2044 – HSBC Capital Funding (Euro 3) LP	790	1,039
US$1,250m	4.61% fixed/floating subordinated notes 2043 – HSBC Capital Funding (Dollar 2) LP	745	1,130
£500m	8.208% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Sterling 1) LP	724	996

		6,862	8,296

		30,406	27,227

1	The interest margins on the callable subordinated floating rate notes 2014, 2015 and 2016 increase by 0.5 per cent from September 2009, March 2010 and October 2011 respectively. The notes are repayable from their step up date at the option of the borrower, subject to the prior notification of the Financial Services Authority (‘FSA’).
2	The interest rate on the 6.375 per cent callable subordinated notes 2022 changes in October 2017 to become three-month sterling LIBOR plus 1.3 per cent. The notes may be redeemed at par from October 2017 at the option of the borrower, subject to the prior notification of the FSA.
3	The interest rate on the 3.625 per cent callable subordinated notes 2020 changes in June 2015 to become three-month EURIBOR plus 0.93 per cent. The notes may be redeemed at par from June 2015 at the option of the borrower, subject to the prior notification of the FSA.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 33 and 34

4	The interest rate on the 9.875 per cent subordinated bonds 2018 changes in April 2013 to become the higher of (i) 9.875 per cent or (ii) the sum of the yield on the relevant benchmark treasury stock plus 2.5 per cent. The bonds may be redeemed in April 2013 at par and redemption has also been allowed from April 1998, subject to the prior notification of the FSA, for an amount based on the redemption yields of the relevant benchmark treasury stocks.

33	Maturity analysis of assets and liabilities

The following is an analysis, by remaining contractual maturities at the balance sheet date, of asset and liability line items that represent amounts expected to be recovered or settled within one year, and after more than one year.

Trading assets and liabilities are excluded because they are not held for collection or settlement over the period of contractual maturity.

HSBC
	At 31 December 2008

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
Assets
Financial assets designated at fair value	4,735	23,798	28,533
Loans and advances to banks	146,268	7,498	153,766
Loans and advances to customers	407,582	525,286	932,868
Financial investments	111,027	189,208	300,235
Other financial assets	27,642	6,308	33,950

	697,254	752,098	1,449,352

Liabilities
Deposits by banks	123,835	6,249	130,084
Customer accounts	1,083,426	31,901	1,115,327
Financial liabilities designated at fair value	7,368	67,219	74,587
Debt securities in issue	107,094	72,599	179,693
Other financial liabilities	70,898	4,860	75,758
Subordinated liabilities	745	28,688	29,433

	1,393,366	211,516	1,604,882

	At 31 December 2007

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
Assets
Financial assets designated at fair value	5,752	35,812	41,564
Loans and advances to banks	222,674	14,692	237,366
Loans and advances to customers	438,246	543,302	981,548
Financial investments	103,492	179,508	283,000
Other financial assets	24,087	6,390	30,477

	794,251	779,704	1,573,955

Liabilities
Deposits by banks	124,475	7,706	132,181
Customer accounts	1,066,148	29,992	1,096,140
Financial liabilities designated at fair value	6,217	83,722	89,939
Debt securities in issue	143,651	102,928	246,579
Other financial liabilities	33,056	4,352	37,408
Subordinated liabilities	341	24,478	24,819

	1,373,888	253,178	1,627,066

Back to Contents
HSBC Holdings

	At 31 December 2008

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
Assets
Loans and advances to HSBC undertakings	4,842	6,962	11,804
Financial investments	–	2,629	2,629
Other financial assets	25	–	25

	4,867	9,591	14,458

Liabilities
Amounts owed to HSBC undertakings	176	3,866	4,042
Financial liabilities designated at fair value	1,500	14,889	16,389
Other financial liabilities	1,805	11	1,816
Subordinated liabilities	–	14,017	14,017

	3,481	32,783	36,264

	At 31 December 2007

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
Assets
Loans and advances to HSBC undertakings	7,371	9,871	17,242
Financial investments	346	2,676	3,022
Other financial assets	21	–	21

	7,738	12,547	20,285

Liabilities
Amounts owed to HSBC undertakings	1,906	1,063	2,969
Financial liabilities designated at fair value	–	18,683	18,683
Other financial liabilities	1,397	8	1,405
Subordinated liabilities	–	8,544	8,544

	3,303	28,298	31,601

34	Foreign exchange exposures

Structural foreign exchange exposures

HSBC’s structural foreign exchange exposures are represented by the net asset value of its foreign exchange equity and subordinated debt investments in subsidiaries, branches, joint ventures and associates. Gains or losses on structural foreign exchange exposures are recognised directly in equity. HSBC’s management of its structural foreign exchange exposures is discussed in the ‘Report of the Directors: Risk’ on page 242.

In its separate financial statements, HSBC Holdings recognises its foreign exchange gains and losses on structural foreign exchange exposures in the income statement.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 34, 35, 36 and 37

Net structural foreign exchange exposures

	2008	2007
	US$m	US$m
Currency of structural exposure
Euro	23,137	23,985
Pound sterling	15,319	24,527
Chinese renminbi	11,927	10,892
Mexican pesos	4,127	5,247
Hong Kong dollars	3,929	4,635
UAE dirhams	3,472	2,182
Canadian dollars	3,423	4,136
Brazilian reais	3,381	4,007
Indian rupees	3,252	2,699
Swiss francs	2,192	2,657
Turkish lira	1,505	1,796
Korean won	1,243	1,282
Malaysian ringgit	1,148	1,044
Australian dollars	690	940
Singapore dollars	534	432
Saudi riyals[1]	530	404
Egyptian pounds	517	392
Argentine pesos	510	370
Taiwanese dollars	485	382
Vietnamese dong	483	331
Philippine pesos	445	459
Thai baht	404	384
Costa Rican colon	378	375
Honduran lempira	341	325
Qatari rial	272	197
Russian rouble	268	114
Japanese yen	263	300
Indonesian rupiah	221	221
Omani rial	210	140
Colombian peso	185	202
Chilean pesos	176	214
South African rand	151	148
Jordanian dinar	147	116
New Zealand dollars	124	169
Bahraini dinar	114	106
Others, each less than US$100 million	732	686
Maltese lira	–	270

Total	86,235	96,766

1	After deducting sales of Saudi riyals amounting to nil (2007: US$750 million) in order to manage the foreign exchange risk of the investments.

All resulting exchange differences on consolidation of foreign operations are recognised in a separate component of equity. Shareholders’ equity would decrease by US$1,830 million (2007: US$2,426 million) if euro and sterling foreign currency exchange rates weakened by 5 per cent relative to the US dollar.

35	Assets charged as security for liabilities and collateral accepted as security for assets

Financial assets pledged to secure liabilities were as follows:
	Assets pledged at 31 December

	2008	2007
	US$m	US$m

Treasury bills and other eligible securities	3,434	7,200
Loans and advances to banks	6,949	7,389
Loans and advances to customers	70,209	78,755
Debt securities	185,224	219,956
Equity shares	4,326	19,257
Other	439	3,933

	270,581	336,490

Back to Contents
These transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.

Collateral accepted as security for assets

The fair value of assets accepted as collateral that HSBC is permitted to sell or repledge in the absence of default is US$225,748 million (2007: US$329,893 million). The fair value of any such collateral that has been sold or repledged was US$159,256 million (2007: US$212,956 million). HSBC is obliged to return equivalent securities.

These transactions are conducted under terms that are usual and customary to standard securities borrowing and reverse repurchase agreements.

36	Minority interests

	2008	2007
	US$m	US$m

Minority interests attributable to holders of ordinary shares in subsidiaries	4,227	4,775
Preference shares issued by subsidiaries	2,411	2,481

	6,638	7,256

Preference shares issued by subsidiaries
		2008	2007
		US$m	US$m

US$575m	6.36% non-cumulative preferred stock, Series B1	559	559
US$518m	Floating rate non-cumulative preferred stock, Series F2	518	518
US$374m	Floating rate non-cumulative preferred stock, Series G3	374	374
US$374m	6.50% non-cumulative preferred stock, Series H3	374	374
CAD175m	Non-cumulative redeemable class 1 preferred shares, Series C4	143	178
CAD175m	Non-cumulative class 1 preferred shares, Series D4	143	178
US$150m	Depositary shares each representing 25% interest in a share of adjustable-rate cumulative preferred stock, Series D5	150	150
US$150m	Cumulative preferred stock[6]	150	150

		2,411	2,481

1	The Series B preferred stock is redeemable at the option of HSBC Finance Corporation, in whole or in part, from 24 June 2010 at par.
2	The Series F preferred stock is redeemable at par at the option of HSBC USA Inc., in whole or in part, on any dividend payment date on or after 7 April 2010.
3	The Series G and Series H preferred stock are redeemable at par at the option of HSBC USA Inc., in whole or in part, at any time from 1 January 2011 and 1 July 2011, respectively.
4	The Series C and Series D preferred stock are redeemable at a declining premium above par at the option of HSBC Bank Canada, in whole or in part, from 30 June 2010 and 31 December 2010, respectively.
5	The preferred stock has been redeemable at the option of HSBC USA Inc., in whole or in part, from 1 July 1999 at par.
6	The preferred stock has been redeemable at the option of HSBC USA Inc., in whole or in part, from 1 October 2007 at par.

All redemptions are subject to prior notification to the Financial Services Authority and, where relevant, the local banking regulator.

37	Called up share capital and other equity instruments

Authorised

At 31 December 2008 and 2007, the authorised ordinary share capital of HSBC Holdings was US$7,500 million divided into 15,000 million ordinary shares of US$0.50 each.

At 31 December 2008 and 2007, the authorised preference share capital of HSBC Holdings was 10 million non-cumulative preference shares of £0.01 each, 10 million non-cumulative preference shares of US$0.01 each, and 10 million non-cumulative preference shares of €0.01 each.

At 31 December 2008 and 2007, the authorised non-voting deferred share capital of HSBC Holdings was £301,500 divided into 301,500 non-voting deferred shares of £1 each.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 37

Issued

	2008	2007
	US$m	US$m

HSBC Holdings ordinary shares	6,053	5,915

	Number	US$m
HSBC Holdings ordinary shares
At 1 January 2008	11,829,052,317	5,915
Shares issued under HSBC Finance share plans	65,198	–
Shares issued under HSBC employee share plans	40,578,468	20
Shares issued in lieu of dividends	235,569,099	118

At 31 December 2008	12,105,265,082	6,053

At 1 January 2007	11,572,207,735	5,786
Shares issued under HSBC Finance share plans	685,005	–
Shares issued under HSBC employee share plans	32,620,922	17
Shares issued in lieu of dividends	223,538,655	112

At 31 December 2007	11,829,052,317	5,915

All ordinary shares in issue confer identical rights in respect of capital, dividends, voting and otherwise.

	Number	US$m
HSBC Holdings non-cumulative preference shares of US$0.01 each
At 1 January 2008 and 31 December 2008	1,450,000	–

At 1 January 2007 and 31 December 2007	1,450,000	–

Dividends on the HSBC Holdings non-cumulative dollar preference shares in issue are paid quarterly at the sole and absolute discretion of the Board of Directors. The Board of Directors will not declare a dividend on the preference shares in issue if payment of the dividend would cause HSBC Holdings not to meet the applicable capital adequacy requirements of the FSA or the profit of HSBC Holdings available for distribution as dividends is not sufficient to enable HSBC Holdings to pay in full both dividends on the preference shares in issue and dividends on any other shares that are scheduled to be paid on the same date and that have an equal right to dividends. HSBC Holdings may not declare or pay dividends on any class of its shares ranking lower in the right to dividends than the preference shares in issue nor redeem nor purchase in any manner any of its other shares ranking equal with or lower than the preference shares in issue unless it has paid in full, or set aside an amount to provide for payment in full, the dividends on the preference shares in issue for the then-current dividend period. The preference shares in issue carry no rights to conversion into ordinary shares of HSBC Holdings. Holders of the preference shares in issue will only be entitled to attend and vote at general meetings of shareholders of HSBC Holdings if the dividend payable on the preference shares in issue has not been paid in full for four consecutive dividend payment dates. In such circumstances, holders of the preference shares in issue will be entitled to vote on all matters put to general meetings until such time as HSBC Holdings has paid a full dividend on the preference shares in issue. HSBC Holdings may redeem the preference shares in issue in whole at any time on or after 16 December 2010, subject to prior notification to the FSA.

HSBC Holdings non-voting deferred shares

The 301,500 non-voting deferred shares were in issue throughout 2007 and 2008 and are held by a subsidiary of HSBC Holdings. Holders of the non-voting deferred shares are not entitled to receive dividends on these shares. In addition, on winding-up or other return of capital, holders are entitled to receive the amount paid up on their shares after distribution to ordinary shareholders of £10 million in respect of each ordinary share held by them.

Other equity instruments

On 9 April 2008, HSBC Holdings issued, in bearer form, 88 million 8.125 per cent Perpetual Subordinated Capital Securities (‘Capital Securities’), each with a par value of US$25 and with an aggregate nominal value of US$2,200 million. The securities were issued at par value, raising US$2,133 million, net of issuance costs. The Capital Securities were issued to support the development of and to strengthen further HSBC’s capital base. Coupon payments on the Capital Securities are paid quarterly in arrears from 15 July 2008 and may be deferred at the discretion of HSBC Holdings. The Capital Securities have no fixed maturity and are redeemable at HSBC’s option on

Back to Contents
or after 15 April 2013 at their principal amounts together with any accrued, unpaid and deferred coupon payments. While any coupon payments are unpaid or deferred, HSBC Holdings will not declare, pay dividends or make distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. At the Company’s discretion, and subject to certain conditions being satisfied, the Capital Securities may be exchanged on any coupon payment date for non-cumulative preference shares to be issued by HSBC Holdings and which would rank pari passu with the dollar preference shares in issue at 2 March 2009. The preference shares will be issued at a nominal value of US$0.01 per share and a premium of US$24.99 per share, with both such amounts being subscribed and fully paid.

Shares under option

Details of the options outstanding to subscribe for HSBC Holdings ordinary shares under the HSBC Holdings Group Share Option Plan, HSBC Holdings Executive Share Option Scheme, the HSBC Share Plan and HSBC Holdings savings-related share option plans are given in Note 10. In aggregate, options outstanding under these plans were as follows:

Number of
HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2008	211,226,573	2009 to 2015	£5.3496 – 9.642
	11,344,167	2009 to 2014	HK$103.4401 – 108.4483
	1,304,119	2009 to 2014	€8.6720 – 11.0062
	7,382,145	2009 to 2014	US$13.3290 – 14.7478

31 December 2007	240,726,775	2008 to 2015	£5.3496 – 9.642
	12,839,412	2008 to 2013	HK$103.4401 – 108.4483
	823,472	2008 to 2013	€10.4217 – 11.0062
	6,324,920	2008 to 2013	US$13.3290 – 14.7478

31 December 2006	269,423,027	2007 to 2015	£5.0160 – 9.642
	6,661,998	2007 to 2012	HK$103.4401
	270,473	2007 to 2012	€11.0062
	2,932,100	2007 to 2012	US$13.3290 – 14.1621

HSBC France and subsidiary company plans

Following the acquisition of HSBC France in 2000, outstanding employee share options over HSBC France shares vested. On exercise of the options, the HSBC France shares are exchangeable for HSBC Holdings ordinary shares in the same ratio as for the acquisition of HSBC France (13 HSBC Holdings ordinary shares for each HSBC France share).

During 2008, 221,154 (2007: 280,850) HSBC France shares were issued following the exercise of employee share options and were exchanged for 2,875,002 HSBC Holdings ordinary shares. These shares were delivered from the HSBC Holdings Employee Benefit Trust 2001 (No. 1) (2007: 3,651,050 HSBC Holdings ordinary shares). During 2008, no options over HSBC France shares lapsed (2007: nil). During 2007 and 2008 no HSBC France shares previously issued following the exercise of employee share options were exchanged for HSBC Holdings ordinary shares. At 31 December 2008, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 8,790,276 (2007: 11,665,278) HSBC Holdings ordinary shares which may be exchanged for HSBC France shares arising from the exercise of options.

HSBC France options effectively outstanding over HSBC Holdings ordinary shares under this arrangement were as follows:

	Number of
	HSBC France
	shares exchangeable
	for HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2008	787,877	2009 to 2010	€81.71 – 142.50
31 December 2007	1,009,031	2008 to 2010	€73.48 – 142.50
31 December 2006	1,287,881	2007 to 2010	€37.05 – 142.50

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 37

HSBC Private Bank France plan

There are also outstanding options over the shares of HSBC Private Bank France, a subsidiary of HSBC France.

On exercise of options over shares of HSBC Private Bank France, the HSBC Private Bank France shares are exchangeable for HSBC Holdings ordinary shares in the ratio of 1.83 HSBC Holdings shares for each HSBC Private Bank France share. During 2008, 7,000 (2007: 61,880) HSBC Private Bank France shares were issued following the exercise of employee share options and exchanged for 12,810 (2007: 113,234) HSBC Holdings ordinary shares, such shares being delivered from The CCF Employee Benefit Trust 2001 (Private Banking France). During 2008, no options over HSBC Private Bank France shares lapsed (2007: nil). During 2008, no (2007: 8,819) HSBC Private Bank France shares previously issued following the exercise of employee share options were exchanged for HSBC Holdings ordinary shares (2007: 16,137). There were 333,976 HSBC Private Bank France employee share options exchangeable for HSBC Holdings ordinary shares outstanding at 31 December 2008 (2007: 340,976). At 31 December 2008, The CCF Employee Benefit Trust 2001 (Private Banking France) held 943,142 (2007: 955,952) HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of options.

HSBC Private Bank France options effectively outstanding over HSBC Holdings ordinary shares under this arrangement were as follows:

	Number of HSBC
	Private Bank France
	shares exchangeable
	for HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2008	333,976	2009 to 2012	€ 10.84 – 22.22
31 December 2007	340,976	2008 to 2012	€ 10.84 – 22.22
31 December 2006	411,675	2007 to 2012	€ 10.84 – 22.22

HSBC Finance and subsidiary company plans

Following the acquisition of HSBC Finance in 2003, all outstanding options and equity-based awards over HSBC Finance common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for HSBC Finance (2.675 HSBC Holdings ordinary shares for each HSBC Finance common share) and the exercise prices per share adjusted accordingly. During 2008, options and equity-based awards over 327,635 (2007: 5,370,104) HSBC Holdings ordinary shares were exercised and 169,138 (2007: 4,602,172) HSBC Holdings ordinary shares delivered from The HSBC (Household) Employee Benefit Trust 2003 to satisfy the exercise of these options. During 2008, options over 718,793 (2007: 399,823) HSBC Holdings ordinary shares lapsed. At 31 December 2008, The HSBC (Household) Employee Benefit Trust 2003 held a total of 1,687,279 (2007: 1,856,417) HSBC Holdings ordinary shares and 196,455 (2007: 196,455) ADSs, which may be used to satisfy the exercise of these options and equity-based awards under the HSBC Finance share plans. Each ADS represents five HSBC Holdings ordinary shares.

Options (and, in 2007 and 2006, equity-based awards) outstanding over HSBC Holdings ordinary shares under the HSBC Finance share plans were as follows:

	Number of
	HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2008	20,681,582	2009 to 2012	US$10.66 – US$21.37
31 December 2007	21,728,010	2008 to 2012	nil – US$21.37
31 December 2006	27,497,937	2007 to 2012	nil – US$21.37

Bank of Bermuda plan

Following the acquisition of Bank of Bermuda in 2004, all outstanding employee share options over Bank of Bermuda shares were converted into rights to receive HSBC Holdings ordinary shares based on the consideration of US$40 for each Bank of Bermuda share and the average closing price of HSBC Holdings ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days preceding the closing date of the acquisition. During 2008, options over 12,847 HSBC Holdings ordinary shares were exercised (2007: 377,046) and delivered from the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 to satisfy the exercise of these options. During 2008, options over 95,915 (2007: 11,228) HSBC Holdings ordinary shares lapsed. At 31 December 2008, the

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 37

HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 1,877,056 (2007: 1,889,903) HSBC Holdings ordinary shares which may be used to satisfy the exercise of options.

Options outstanding over HSBC Holdings ordinary shares under the Bank of Bermuda share plans were as follows:

	Number of HSBC
	Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2008	2,205,321	2009 to 2013	US$7.04 – 18.35
31 December 2007	2,314,083	2008 to 2013	US$7.04 – 18.35
31 December 2006	2,710,368	2007 to 2013	US$7.04 – 18.35

Maximum obligation to deliver HSBC Holdings ordinary shares

At 31 December 2008, the maximum obligation to deliver HSBC Holdings ordinary shares under all of the above option arrangements, together with Performance Share and Restricted Share awards under the HSBC Holdings Restricted Share Plan 2000 and the HSBC Share Plan, was 400,887,713 (2007: 417,044,591). The total number of shares at 31 December 2008 held by employee benefit trusts that may be used to satisfy such obligations to deliver HSBC Holdings ordinary shares was 164,985,811 (2007: 149,423,898).

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Note 38

38	Equity

							2008

					Other reserves

			Other		Available-			Share-		Total
	Called up		equity		for-sale	Cash flow	Foreign	based		share-
	share	Share	instru-	Retained	fair value	hedging	exchange	payment	Merger	holders’	Minority	Total
	capital	premium[1]	ments[5]	earnings[2]	reserve	reserve[3]	reserve	reserve	reserve[4]	equity	interests[3]	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January	5,915	8,134	–	81,097	850	(917)	10,055	1,968	21,058	128,160	7,256	135,416
Shares issued under employee share plans	20	450	–	–	–	–	–	–	–	470	–	470
Shares issued in lieu of dividends and amounts arising thereon[1]	118	(121)	–	3,596	–	–	–	–	–	3,593	–	3,593
Capital securities issued[5]	–	–	2,133	–	–	–	–	–	–	2,133		2,133
Profit for the year	–	–	–	5,728	–	–	–	–	–	5,728	770	6,498
Dividends to shareholders	–	–	–	(11,301)	–	–	–	–	–	(11,301)	(813)	(12,114)
Own shares adjustment	–	–	–	(1,002)	–	–	–	–	–	(1,002)	–	(1,002)
Share of changes recognised directly in the equity of associates or joint ventures	–	–	–	(559)	–	–	–	–	–	(559)	–	(559)
Actuarial losses on defined benefit plans	–	–	–	(1,457)	–	–	–	–	–	(1,457)	(152)	(1,609)
Exchange differences	–	–	–	(14,070)	2,120	(30)	–	–	–	(11,980)	(225)	(12,205)
Fair value losses taken to equity	–	–	–	–	(23,206)	(1,762)	–	–	–	(24,968)	(474)	(25,442)
Amounts transferred to the income statement[3]	–	–	–	–	(1,301)	1,772	–	–	–	471	(33)	438
Impairments taken to the income statement	–	–	–	–	1,701	–	–	–	–	1,701	78	1,779
Exercise and lapse of share options and vesting of share awards	–	–	–	827	–	–	–	(848)	–	(21)	–	(21)
Cost of share-based payment arrangements	–	–	–		–	–	–	819	–	819	–	819
Other movements	–	–	–	(252)	74	5	82	56	–	(35)	73	38
Tax on items taken directly to or transferred from equity	–	–	–	411	1,332	96	–	–	–	1,839	40	1,879
Transfers	–	–	–	17,671	(2,120)	30	(11,980)	–	(3,601)	–	–	–
Net increase in minority interest arising on acquisitions, disposals and capital issuance	–	–	–	–	–	–	–	–	–	–	118	118

At 31 December	6,053	8,463	2,133	80,689	(20,550)	(806)	(1,843)	1,995	17,457	93,591	6,638	100,229

Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million has been charged against retained earnings.

Back to Contents
	2007

					Other reserves

					Available-			Share-			Total
	Called up				for-sale	Cash flow	Foreign	based			share-
	share	Share		Retained	fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
	capital	premium	[1]	earnings [2]	reserve	reserve [3]	reserve	reserve	reserve	[4]	equity	interests [3]	equity
	US$m	US$m		US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

At 1 January	5,786	7,789		65,397	2,005	(101)	4,307	2,111	21,058		108,352	6,576	114,928
Shares issued under employee share plans	17	460		–	–	–	–	–	–		477	–	477
Shares issued in lieu of dividends and amountsarising thereon[1]	112	(115)		4,354	–	–	–	–	–		4,351	–	4,351
Profit for the year	–	–		19,133	–	–	–	–	–		19,133	1,322	20,455
Dividends to shareholders	–	–		(10,241)	–	–	–	–	–		(10,241)	(788)	(11,029)
Own shares adjustment	–	–		(510)	–	–	–	–	–		(510)	–	(510)
Share of changes recognised directly in the equity of associates or joint ventures	–	–		372	–	–	–	–	–		372	–	372
Actuarial gains/(losses) on defined benefit plans	–	–		2,234	–	–	–	–	–		2,234	(67)	2,167
Exchange differences	–	–		5,459	291	(28)	26	–	–		5,748	198	5,946
Fair value gains taken to equity	–	–		–	526	616	–	–	–		1,142	239	1,381
Amounts transferred to the income statement[3]	–	–		–	(1,799)	(1,899)	–	–	–		(3,698)	(14)	(3,712)
Impairments taken to the income statement	–	–		–	86	–	–	–	–		86	–	86
Exercise and lapse of share options and vesting of share awards	–	–		758	–	–	–	(751)	–		7	–	7
Cost of share-based payment arrangements	–	–		–	–	–	–	870	–		870	–	870
Other movements	–	–		320	1	(6)	–	(262)	–		53	(91)	(38)
Tax on items taken directly to or transferred from equity	–	–		(720)	31	473	–	–	–		(216)	(10)	(226)
Transfers	–	–		(5,459)	(291)	28	5,722	–	–		–	–	–
Net increase in minority interest arising on acquisitions, disposals and capital issuance	–	–		–	–	–	–	–	–		–	(109)	(109)

At 31 December	5,915	8,134		81,097	850	(917)	10,055	1,968	21,058		128,160	7,256	135,416

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

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 38and 39

	2006

					Other reserves

					Available-			Share-			Total
	Called up				for-sale	Cash flow	Foreign	based			share-
	share	Share		Retained	fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
	capital	premium	[1]	earnings [2]	reserve	reserve [3]	reserve	reserve	reserve	[4]	equity	interests [3]	equity
	US$m	US$m		US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

At 1 January	5,667	6,896		56,223	1,104	233	(284)	1,535	21,058		92,432	5,794	98,226
Shares issued under employee share plans	40	975		–	–	–	–	–	–		1,015	–	1,015
Shares issued in lieu of dividends and amounts arising thereon[1]	79	(82)		2,528	–	–	–	–	–		2,525	–	2,525
Profit for the year	–	–		15,789	–	–	–	–	–		15,789	1,082	16,871
Dividends to shareholders	–	–		(8,769)	–	–	–	–	–		(8,769)	(785)	(9,554)
Own shares adjustment	–	–		(529)	–	–	–	–	–		(529)	–	(529)
Share of changes recognised directly in the equity of associates or joint ventures	–	–		20	–	–	–	–	–		20	–	20
Actuarial gains/(losses) on defined benefit plans	–	–		(92)	–	–	–	–	–		(92)	14	(78)
Exchange differences	–	–		4,446	89	(8)	26	38	–		4,591	84	4,675
Fair value gains taken to equity	–	–		–	1,514	1,560	–	–	–		3,074	62	3,136
Amounts transferred to the income statement[3]	–	–		–	(622)	(2,219)	–	–	–		(2,841)	(22)	(2,863)
Impairments taken to the income statement	–	–		–	21	–	–	–	–		21	–	21
Exercise and lapse of share options and vesting of share awards	–	–		684	–	–	–	(623)	–		61	–	61
Cost of share-based payment arrangements	–	–		–	–	–	–	854	–		854	–	854
Other movements	–	–		(102)	(9)	2	–	345	–		236	(103)	133
Tax on items taken directly to or transferred from equity	–	–		(355)	(3)	323	–	–	–		(35)	(9)	(44)
Transfers	–	–		(4,446)	(89)	8	4,565	(38)	–		–	–	–
Net increase in minority interest arising on acquisitions, disposals and capital issuance	–	–		–	–	–	–	–	–		–	459	459

At 31 December	5,786	7,789		65,397	2,005	(101)	4,307	2,111	21,058		108,352	6,576	114,928

Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million has been charged against retained earnings.

1	Share premium includes the deduction of US$3 million in respect of issuance costs incurred during the year (2007: US$3 million; 2006: US$3 million).
2	Retained earnings include 194,751,829 (US$3,094 million) of own shares held within HSBC’s insurance business, retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets (2007: 158, 706,463 (US$2,649 million); 2006: 148,323,102 (US$2,305 million)). 2006 numbers have been restated to conform with the current year’s presentation.
3	Amounts transferred to the income statement in respect of cash flow hedges include US$152 million (2007: US$57 million: 2006: US$479 million) taken to ‘Net interest income’ and US$1,602 million (2007: US$1,829 million; 2006: US$1,719 million) taken to ‘Net trading income’.
4	Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC France in 2000 and HSBC Finance in 2003 and the shares issued were recorded at their nominal value only. The fair value differences of US$8,290 million and US$12,768 million in respect of HSBC France and HSBC Finance, respectively, were recognised as a merger reserve. The merger reserve created on the acquisition of HSBC Finance subsequently became attached to HSBC Overseas Holdings (UK) Limited (‘HOHU’), following a number of inter-group reorganisations. At 31 December 2008, an amount of US$3,601 million was transferred from this reserve to retained earnings as a result of impairment in HSBC Holdings' investment in HOHU.
5	During April 2008, HSBC Holdings issued US$2,200 million of Perpetual Subordinated Capital Securities (‘Capital Securities’), including US$67 million of issuance costs, which are classified as equity under IFRSs.

Back to Contents
39	Notes on the cash flow statement

Non-cash items included in profit before tax
	HSBC			HSBC Holdings

	2008	2007	2006	2008	2007
	US$m	US$m	US$m	US$m	US$m

Depreciation, amortisation and impairment	13,367	2,522	2,528	3,601	(25)
Gains arising from dilution of interests in associates	–	(1,092)	–	–	–
Revaluations on investment property	92	(152)	(164)	–	–
Share-based payment expense	819	870	854	14	29
Loan impairment losses gross of recoveries and other credit risk provisions	25,034	18,247	11,352	–	–
Provisions	591	989	498	–	–
Impairment of financial investments	1,779	39	–	–	–
Charge for defined benefit plans	490	727	664	–	–
Accretion of discounts and amortisation of premiums	(867)	(449)	(776)	4	6

	41,305	21,701	14,956	3,619	10

Change in operating assets

	HSBC			HSBC Holdings

	2008	2007	2006	2008	2007
	US$m	US$m	US$m	US$m	US$m

Change in loans to HSBC undertakings	–	–	–	3,129	(2,786)
Change in prepayments and accrued income	4,178	(5,069)	(2,478)	166	(183)
Change in net trading securities and net derivatives	(23,293)	(4,972)	(13,620)	(16)	(1,094)
Change in loans and advances to banks	22,596	(8,922)	(11,505)	–	–
Change in loans and advances to customers	7,279	(131,886)	(132,987)	–	–
Change in financial assets designated at fair value	12,757	(13,360)	(4,883)	(12)	–
Change in other assets	(5,394)	(12,329)	(9,844)	(4)	4

	18,123	(176,538)	(175,317)	3,263	(4,059)

Change in operating liabilities

	HSBC			HSBC Holdings

	2008	2007	2006	2008	2007
	US$m	US$m	US$m	US$m	US$m

Change in accruals and deferred income	(6,169)	5,119	3,549	138	39
Change in deposits by banks	(3,038)	32,594	28,378	–	–
Change in customer accounts	32,372	199,806	149,849	–	–
Change in debt securities in issue	(67,152)	(12,489)	42,253	–	–
Change in financial liabilities designated at fair value	(15,352)	12,304	8,382	(2,299)	148
Change in other liabilities	(4,074)	12,761	4,967	126	(8)

	(63,413)	250,095	237,378	(2,035)	179

Cash and cash equivalents

	HSBC			HSBC Holdings

	2008	2007	2006	2008	2007
	US$m	US$m	US$m	US$m	US$m

Cash at bank with HSBC undertakings	–	–	–	443	360
Cash and balances at central banks	52,396	21,765	12,732	–	–
Items in the course of collection from other banks	6,003	9,777	14,144	–	–
Loans and advances to banks of one month or less	165,066	232,320	162,998	–	–
Treasury bills, other bills and certificates of deposit less than three months	62,639	41,819	38,237	–	–
Less: items in the course of transmission to other banks	(7,232)	(8,672)	(12,625)	–	–

Total cash and cash equivalents	278,872	297,009	215,486	443	360

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 39 and 40

	Interest and dividends

		HSBC			HSBC Holdings

		2008	2007	2006	2008	2007
		US$m	US$m	US$m	US$m	US$m

	Interest paid	(60,342)	(63,626)	(47,794)	(2,525)	(2,397)
	Interest received	107,019	103,393	85,143	1,619	1,627
	Dividends received	1,876	1,833	1,525	10,779	9,187

40	Contingent liabilities, contractual commitments and guarantees

	HSBC		HSBC Holdings

	2008	2007	2008	2007
	US$m	US$m	US$m	US$m

Guarantees and contingent liabilities
Guarantees and irrevocable letters of credit pledged as collateral security	72,895	77,885	47,341	38,457
Other contingent liabilities	259	334	–	–

	73,154	78,219	47,341	38,457

Commitments
Documentary credits and short-term trade-related transactions	9,789	13,510	–	–
Forward asset purchases and forward forward deposits placed	197	490	–	–
Undrawn note issuing and revolving underwriting facilities	–	109	–	–
Undrawn formal standby facilities, credit lines and other commitments to lend	594,036	750,348	3,241	3,638

	604,022	764,457	3,241	3,638

The above table discloses the nominal principal amounts of commitments excluding capital commitments, which are separately disclosed below, guarantees and other contingent liabilities; mainly credit-related instruments including both financial and non-financial guarantees and commitments to extend credit. Contingent liabilities arising from litigation against the Group are disclosed in Note 42. Nominal principal amounts represent the amounts at risk should contracts be fully drawn upon and clients default. The amount of the loan commitments shown above reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not representative of future liquidity requirements.

Guarantees

HSBC provides guarantees and similar undertakings on behalf of both third-party customers and other entities within the HSBC Group. These guarantees are generally provided in the normal course of HSBC’s banking business. The principal types of guarantees provided, and the maximum potential amount of future payments which HSBC could be required to make at 31 December 2008, were as follows:

Back to Contents
	At 31 December 2008		At 31 December 2007

		Guarantees		Guarantees
		by HSBC		by HSBC
		Holdings		Holdings
	Guarantees in	in favour of	Guarantees	in favour of
	favour of	other HSBC	in favour of	other HSBC
	third parties	Group entities	third parties	Group entities
	US$m	US$m	US$m	US$m
Guarantee type
Financial guarantee contracts[1]	20,879	47,341	25,086	38,457
Standby letters of credit which are financial guarantee contracts[2]	11,171	–	8,357	–
Other direct credit substitutes[3]	4,613	–	4,938	–
Performance bonds[4]	15,304	–	12,969	–
Bid bonds[4]	627	–	1,119	–
Standby letters of credit related to particular transactions[4]	4,791	–	8,235	–
Other transaction-related guarantees[4]	15,028	–	16,940	–
Other items	482	–	241	–

	72,895	47,341	77,885	38,457

1	Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss incurred because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. The amounts in the above table are nominal principal amounts.
2	Standby letters of credit which are financial guarantee contracts are irrevocable obligations on the part of HSBC to pay third parties when customers fail to make payments when due.
3	Other direct credit substitutes include re-insurance letters of credit and trade-related letters of credit issued without provision for the issuing entity to retain title to the underlying shipment.
4	Performance bonds, bid bonds, standby letters of credit and other transaction-related guarantees are undertakings by which the obligation on HSBC to make payment depends on the outcome of a future event.

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

Financial Services Compensation Scheme

The UK Financial Services Compensation Scheme (‘FSCS’) has provided compensation to consumers following the collapse of a number of deposit takers such as Bradford & Bingley plc, Heritable Bank plc, Kaupthing Singer & Friedlander Limited, Landsbanki ‘Icesave’ and London Scottish Bank plc. The compensation paid out to consumers is currently funded through loans from the Bank of England and HM Treasury. HSBC Bank plc (‘the bank’) could be liable to pay a proportion of the outstanding borrowings that the FSCS has borrowed from HM Treasury which at 16 December 2008 stood at £19.7 billion (US$28.7 billion). The bank is also obligated to pay its share of forecast management expenses based on the bank’s market share of deposits protected under the FSCS. The bank has provided £86 million (US$125.4 million) as at 31 December 2008 in respect of the share of forecast management expense, including interest costs, for the 2008/9 and 2009/10 levy years. This accrual is based on the bank’s estimated share of total market protected deposits at 31 December 2007 and 2008, respectively. However, the ultimate FSCS levy to the industry as a result of the 2008 collapses cannot currently be estimated reliably as it is dependent on various uncertain factors including the potential recoveries of assets by the FSCS and changes in the interest rate, the level of protected deposits and the population of FSCS members at the time.

Commitments

In addition to the commitments disclosed on page 440, at 31 December 2008, HSBC had US$1,541 million (2007: US$942 million) of capital commitments contracted but not provided for and US$267 million (2007: US$194 million) of capital commitments authorised but not contracted for.

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 40, 41 and 42

Agreement to acquire Bank Ekonomi

In October 2008, HSBC entered into an agreement to acquire 88.89 per cent of PT Bank Ekonomi Raharja Tbk (Bank Ekonomi), in Indonesia, for cash consideration of US$608 million. Following acquisition of this initial stake, HSBC would be required under Indonesian law to make a mandatory tender offer for a further holding of up to 10.11 per cent, taking HSBC’s share to 99 per cent. The transaction is pending regulatory approval.

Associates

HSBC’s share of associates’ contingent liabilities amounted to US$17,943 million at 31 December 2008 (2007: US$18,437 million). No matters arose where HSBC was severally liable.

41	Lease commitments

Finance lease commitments

HSBC leases land and buildings (including branches) and equipment from third parties under finance lease arrangements to support its operations.

		2008			2007

				Present			Present
		Total future	Future	value of	Total future	Future	value of
		minimum	interest	finance lease	minimum	interest	finance lease
		payments	charges	commitments	payments	charges	commitments
		US$m	US$m	US$m	US$m	US$m	US$m
Lease commitments:
–	no later than one year	55	(28)	27	39	(24)	15
–	later than one year and no later than five years	188	(130)	58	128	(101)	27
–	later than five years	736	(258)	478	835	(174)	661

		979	(416)	563	1,002	(299)	703

At 31 December 2008, future minimum sublease payments of US$458 million (2007: US$465 million) are expected to be received under non-cancellable subleases at the balance sheet date.

Operating lease commitments

At 31 December 2008, HSBC was obligated under a number of non-cancellable operating leases for properties, plant and equipment on which the future minimum lease payments extend over a number of years.

		2008		2007

		Land and		Land and
		buildings	Equipment	buildings	Equipment
		US$m	US$m	US$m	US$m
Future minimum lease payments under non-cancellable operating leases:
–	no later than one year	757	9	788	11
–	later than one year and no later than five years	1,791	9	2,010	14
–	later than five years	1,573	–	1,736	–

		4,121	18	4,534	25

In 2008, US$861 million (2007: US$849 million; 2006: US$781 million) was charged to ‘General and administrative expenses’ in respect of lease and sublease agreements, of which US$636 million (2007: US$838 million; 2006: US$762 million) related to minimum lease payments, US$22 million (2007: US$8 million; 2006: US$19 million) to contingent rents, and US$204 million (2007: US$3 million; 2006: nil) to sublease payments.

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

Back to Contents
		2008			2007

		Total future	Unearned		Total future	Unearned
		minimum	finance	Present	minimum	finance	Present
		payments	income	value	payments	income	value
		US$m	US$m	US$m	US$m	US$m	US$m
Lease receivables:
–	no later than one year	3,013	(389)	2,624	2,958	(528)	2,430
–	later than one year and no later than five years	8,783	(1,186)	7,597	8,741	(1,500)	7,241
–	later than five years	8,114	(2,334)	5,780	9,194	(2,789)	6,405

		19,910	(3,909)	16,001	20,893	(4,817)	16,076

At 31 December 2008, unguaranteed residual values of US$197 million (2007: US$224 million) had been accrued, and the accumulated allowance for uncollectible minimum lease payments receivable amounted to US$21 million (2007: US$23 million).

During the year, a total of US$10 million (2007: US$44 million) was received as contingent rents and recognised in the income statement.

Operating lease receivables

HSBC leases a variety of different assets to third parties under operating lease arrangements, including transport assets (such as rolling stock), property and general plant and machinery.

		2008		2007

		Land and		Land and
		buildings	Equipment	buildings	Equipment
		US$m	US$m	US$m	US$m
Future minimum lease payments under non-cancellable operating leases:
–	no later than one year	37	678	50	838
–	later than one year and no later than five years	31	625	14	1,363
–	later than five years	21	110	10	400

		89	1,413	74	2,601

42	Litigation

On 27 July 2007, the UK Office of Fair Trading (‘OFT’) issued High Court legal proceedings against a number of UK financial institutions, including HSBC Bank, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to unauthorised overdrafts (the ‘charges’). Pending the resolution of the proceedings, the Financial Services Authority (‘FSA’) has granted firms (including HSBC Bank) a waiver enabling them to place relevant complaints about the charges on hold and the County Courts have stayed all individual customer claims.

Certain preliminary issues in these proceedings have been heard in the Commercial Division of the High Court. This has confirmed that HSBC Bank’s current and historic charges are capable of being tested for fairness but are not capable of being penalties. HSBC Bank (and all the other financial institutions involved in the legal proceedings) appealed the finding that the current charges are capable of being tested for fairness. The Court of Appeal delivered its judgement on 26 February 2009, confirming the decision of the High Court that the charges of HSBC Bank (and all of the other financial institutions involved in the legal proceedings) are capable of being tested for fairness. HSBC Bank is considering applying for leave to appeal to the House of Lords.

The proceedings remain at an early stage and may, allowing for appeals on the issues, take some time to conclude. A wide range of outcomes is possible, depending upon the outcome of any appeal to the House of Lords and, to the extent applicable, upon the Court’s assessment of the fairness of each charge across the period under review. Since July 2001, there have been a variety of charges applied by HSBC Bank across different charging periods under the then existing contractual arrangements. HSBC Bank considers the charges to be and to have been valid and enforceable, and intends strongly to defend its position.

If, contrary to HSBC Bank’s current assessment, the Court should ultimately (after appeals) reach an adverse decision that results in a liability, a large number of different outcomes is possible, each of which would have a different financial impact. Given that there is limited authority on how an assessment of fairness should be conducted, HSBC

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 42 and 43

Bank’s estimate of the potential financial impact is that it could be in the order of approximately £350 million (US$510 million), as published in the Interim Report 2008. To make an estimate of the potential financial impact at this stage with any precision is extremely difficult, owing to (among other things) the complexity of the issues, the number of permutations of possible outcomes, and the early stage of the proceedings. In addition, the assumptions made by HSBC Bank may prove to be incorrect.

On 11 December 2008 Bernard L Madoff (‘Madoff’) was arrested and charged in the United States District Court for the Southern District of New York with one count of securities fraud. That same day, the US Securities and Exchange Commission (‘SEC’) filed securities fraud charges against Madoff and his firm Bernard L Madoff Investment Securities LLC (‘Madoff Securities’), a broker dealer and investment advisor registered with the SEC. The criminal complaint and SEC complaint each alleged that Madoff had informed senior Madoff Securities employees, in substance, that his investment advisory business was a fraud. On 15 December 2008, on the application of the Securities Investor Protection Corporation, the United States District Court for the Southern District of New York appointed a trustee for the liquidation of the business of Madoff Securities, and removed the liquidation proceeding to the United States Bankruptcy Court for the Southern District of New York. On 9 February 2009, on Madoff’s consent, the United States District Court for the Southern District of New York entered a partial judgement in the SEC action, permanently enjoining Madoff from violating certain antifraud provisions of the US securities laws, ordering Madoff to pay disgorgement, prejudgement interest and a civil penalty in amounts to be determined at a later time, and continuing certain other relief previously imposed, including a freeze on Madoff’s assets. The relevant US authorities are continuing their investigations into the alleged fraud. There remains significant uncertainty as to the facts of the alleged fraud and the extent of any assets of, and remaining within, Madoff Securities.

Various non-US HSBC group companies provide custodial, administration and similar services to a number of funds incorporated outside the United States of America whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the aggregate net asset value of these funds (which would include principal amounts invested and unrealised gains) was US$8.4 billion.

Proceedings concerning Madoff and Madoff Securities have already been issued in various jurisdictions against numerous defendants and HSBC expects further proceedings to be brought, including by the Madoff Securities trustee. Various HSBC group companies have been named as defendants in suits in the United States anticipated to seek class action status and cases in the Commercial List of the Irish courts. All of the cases where HSBC group companies are named as a defendant are at a very early stage. HSBC considers that it has good defences to these claims and will continue to defend them vigorously. HSBC is unable reliably to estimate the liability, if any, that might arise as a result of such claims.

Various HSBC group companies have also received requests for information from various regulatory authorities in connection with the alleged fraud by Madoff. HSBC group companies are co-operating with these requests for information.

These actions apart HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US arising out of its normal business operation. HSBC considers that none of the actions is material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of the litigation arising out of its normal business operations. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practical to do so.

43	Related party transactions

Related parties of the Group and HSBC Holdings include subsidiaries, associates, joint ventures and post-employment benefit plans for HSBC employees, Key Management Personnel, close family members of Key Management Personnel and entities which are controlled, jointly controlled or significantly influenced, or for which significant voting power is held, by Key Management Personnel or their close family members.

Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of HSBC Holdings, being the Directors and Group Managing Directors of HSBC Holdings.

Back to Contents
Compensation of Directors and other Key Management Personnel

	HSBC

	2008	2007	2006
	US$m	US$m	U$m

Short-term employee benefits	31	62	76
Post-employment benefits	5	4	3
Termination benefits	–	9	–
Share-based payments	16	40	61

	52	115	140

Transactions, arrangements and agreements involving related parties

Particulars of transactions, arrangements and agreements entered into by subsidiaries of HSBC Holdings with Directors, disclosed pursuant to section 232 of the Companies Act 1985, are shown below:
	2008		2007

	Number of	Balance at	Number of	Balance at
	persons	31 December	persons[1]	31 December[1]
		US$000		US$000

Directors	19		14
Loans		1,758		649
Credit cards		293		204
Guarantees		–		–

1	Comparative figures have been restated to show Directors, excluding their connected persons following a change to section 232 and Part 2 of Schedule 6 of the Companies Act.

Particulars of transactions with related parties, disclosed pursuant to the requirements of IAS 24, are shown below. The disclosure of the year-end balance and the highest amounts outstanding during the year in the table below is considered to be the most meaningful information to represent the amount of the transactions and the amount of outstanding balances during the year.

`	2008		2007

		Highest		Highest
		amounts		amounts
	Balance at	outstanding	Balance at	outstanding
	31 December	during year	31 December	during year
	US$000	US$000	US$000	US$000
Key Management Personnel and their related parties
Loans	216,983	474,115	325,648	804,845
Credit cards	400	933	323	1,077
Guarantees	25,249	42,178	27,044	30,317

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

Shareholdings, options and other securities of Directors and other Key Management Personnel

	At 31 December

	2008		2007
	(000	s)	(000	s)

Number of options held over HSBC Holdings ordinary shares made under employee share plans	943		36
Number of HSBC Holdings ordinary shares held beneficially and non-beneficially	16,733		12,358
Number of HSBC Holdings preference shares held beneficially and non-beneficially	8		8
Number of HSBC Holdings 8.125% Perpetual Subordinated Capital Securities held beneficially and non-beneficially	21		–

	17,705		12,402

Back to Contents
H S B C H O L D I N G S P L C

Notes on the Financial Statements (continued)

Notes 43 and 44

Transactions with other related parties of HSBC

Associates and joint ventures

The Group provides certain banking and financial services to associates and joint ventures, including loans, overdrafts, interest and non-interest bearing deposits and current accounts. Details of the interests in associates and joint ventures are given in Note 21. Transactions and balances during the year with associates and joint ventures were as follows:

	2008				2007

	Highest				Highest
	balance during		Balance at		balance during		Balance at
	the year	[1]	31 December	[1]	the year	[1]	31 December	[1]
	US$m		US$m		US$m		US$m
Amounts due from joint ventures:
– unsubordinated	424		343		632		603
Amounts due from associates:
– subordinated	59		59		15		15
– unsubordinated	1,060		280		7,310		823

	1,543		682		7,957		1,441

Amounts due to joint ventures	66		64		71		27
Amounts due to associates	735		293		5,243		327

	801		357		5,314		354

1	The disclosure of the year-end balance and the highest balance during the year is considered the most meaningful information to represent transactions during the year.

The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

Post-employment benefit plans

At 31 December 2008, US$3.5 billion (2007: US$4.1 billion) of HSBC post-employment benefit plan assets were under management by HSBC companies. Fees of US$26 million (2007: US$42 million) were earned by HSBC companies for these management services provided to its post-employment benefit plans. HSBC’s post-employment benefit plans had placed deposits of US$430 million (2007: US$506 million) with its banking subsidiaries, on which interest payable to the schemes amounted to US$55 million (2007: US$40 million). The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

HSBC Bank (UK) Pension Scheme entered into swap transactions with HSBC as part of the management of the inflation and interest rate sensitivity of its liabilities. At 31 December 2008, the gross notional value of the swaps was US$17.7 billion (2007: US$21.2 billion), the swaps had a positive fair value of US$1.8 billion (2007: positive fair value of US$248 million) to the scheme and HSBC had delivered collateral of US$2.4 billion (2007: US$759 million) to the scheme in respect of these swaps, on which HSBC earned interest amounting to US$59 million (2007: US$15 million). All swaps were executed at prevailing market rates and within standard market bid/offer spreads.

In order to satisfy diversification requirements, there are special collateral provisions for the swap transactions between HSBC and the scheme. The collateral agreement stipulates that the scheme never posts collateral to HSBC. Collateral is posted to the scheme by HSBC at an amount that provides the Trustee with a high level of confidence that would be sufficient to replace the swaps in the event of default by HSBC Bank plc. With the exception of the special collateral arrangements detailed above, all other aspects of the swap transactions between HSBC and the scheme are on substantially the same terms as comparable transactions with third-party counterparties.

HSBC International Staff Retirements Benefits Scheme entered into swap transactions with HSBC to manage the inflation and interest rate sensitivity of the liabilities and selected assets. At 31 December 2008, the gross notional value of the swaps was US$1.5 billion (2007: US$1.7 billion), and the swaps had a net positive fair value of US$388 million to the scheme (2007: US$63 million).

Back to Contents
HSBC Holdings

Details of HSBC Holdings’ principal subsidiaries are shown in Note 24. Transactions and balances during the year with subsidiaries were as follows:

	2008				2007

	Highest				Highest
	balance during		Balance at		balance during		Balance at
	the year	[1]	31 December	[1]	the year	[1]	31 December	[1]
Subsidiaries	US$m		US$m		US$m		US$m
Assets
Cash at bank	443		443		729		360
Derivatives	3,682		3,682		2,660		2,660
Loans and advances	17,242		11,804		17,242		17,242
Financial investments	2,844		2,629		3,389		2,676
Investments in subsidiaries	86,233		81,993		69,411		69,411

Total related party assets	110,444		100,551		93,431		92,349

Liabilities
Amounts owed to HSBC undertakings	4,042		4,042		3,191		2,969
Derivatives	1,324		1,324		290		44
Subordinated liabilities:
– cost	4,168		3,795		4,109		4,109
– fair value	4,186		3,067		4,231		4,187

Total related party liabilities	13,720		12,228		11,821		11,309

Guarantees	56,733		47,341		38,457		38,457
Commitments	3,638		3,241		3,985		3,638

1	The disclosure of the year-end balance and the highest balance during the year is considered the most meaningful information to represent transactions during the year. The above outstanding balances arose in the ordinary course of business and are on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties, with the exception of US$476 million (2007: US$654 million) in respect of loans from HSBC subsidiaries to HSBC Holdings made at an agreed zero per cent interest rate.

Some employees of HSBC Holdings are members of the HSBC Bank (UK) Pension Scheme, which is sponsored by a separate Group company. HSBC Holdings incurs a charge for these employees equal to the contributions paid into the scheme on their behalf. Disclosure in relation to the scheme is made in Note 8 to the accounts.

44	Events after the balance sheet date

A fourth interim dividend for 2008 of US$0.10 per ordinary share (US$1,214 million) (2007: US$0.39 per ordinary share, US$4,628 million) was declared by the Directors after 31 December 2008.

In late February 2009, it was decided to discontinue all originations by the branch-based consumer lending business of HSBC Finance. HSBC Finance will continue to service and collect the existing portfolio as it runs off. Closure costs of approximately US$265 million are expected to be incurred, mainly relating to one-off termination and other employee benefit costs, and charges for impairment of fixed assets associated with the consumer lending branch network, a substantial portion of which will be recorded in the first half of 2009.

On 2 March 2009, HSBC Holdings plc announced its proposal to raise £12.5 billion (US$17.7 billion) (net of expenses) by way of a fully underwritten rights issue of 5,060 million new ordinary shares at a price of 254 pence per share on the basis of 5 new ordinary shares for every 12 existing ordinary shares. The proposal is subject to authorisation by the shareholders at a general meeting on 19 March 2009.

These accounts were approved by the Board of Directors on 2 March 2009 and authorised for issue.

45	Non-statutory accounts

The information set out in these accounts does not constitute the company’s statutory accounts for the years ended 31 December 2008, 2007 or 2006. Those accounts have been reported on by the company’s auditors: their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The accounts for 2007 and 2006 have been delivered to the Registrar of Companies and those for 2008 will be delivered in due course.

Back to Contents
H S B C H O L D I N G S P L C

Shareholder Information

Enforceability of judgements / Exchange controls / Dividends / Nature of trading market

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

Fourth interim dividend for 2008

The Directors have declared a fourth interim dividend for 2008 of US$0.10 per ordinary share. Information on the scrip dividend scheme and currencies in which shareholders may elect to have the cash dividend paid will be sent to shareholders on or about 31 March 2009. The timetable for the dividend is:

2009

Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	18 March
ADSs quoted ex-dividend in New York	18 March
Record date for dividend and closure of Hong Kong Overseas Branch Register of shareholders for one day	20 March
Mailing of Annual Report and Accounts 2008 and/or Annual Review 2008, Notice of Annual General Meeting and dividend documentation	31 March
Final date for receipt by registrars of forms of election, Investor Centre electronic instructions and revocations of standing instructions for scrip dividends	23 April
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars	27 April
Payment date: dividend warrants, new share certificates or transaction advices and notional tax vouchers mailed and shares credited to stock accounts in CREST	6 May

Back to Contents
Interim dividends for 2009

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2009 will be US$0.08 per ordinary share. The proposed timetables for the dividends in respect of 2009 are:

Interim dividends for 2009

	First	Second	Third		Fourth

Announcement	5 May 2009	3 August 2009	2 November 2009		1 March 2010
ADSs quoted ex-dividend in New York	20 May 2009	19 August 2009	18 November 2009		17 March 2010
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	20 May 2009	19 August 2009	18 November 2009		17 March 2010
Record date in Hong Kong	22 May 2009	21 August 2009	19 November 2009		18 March 2010
Record date in London, Paris and Bermuda	22 May 2009	21 August 2009	20 November 2009	[1]	19 March 2010	[1]
Closure of the Overseas Branch Register of shareholders in Hong Kong for one day	22 May 2009	21 August 2009
Payment date	8 July 2009	7 October 2009	13 January 2010		5 May 2010

1	Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.

Dividends on the ordinary shares of HSBC Holdings

HSBC Holdings has paid dividends on its ordinary shares every year without interruption since it became the HSBC Group holding company by a scheme of arrangement in 1991. The dividends declared, per ordinary share, for each of the last five years were:

		First	Second	Third	Fourth
		interim	interim	interim	interim	[1]	Total	[2]

2008	US$	0.180	0.180	0.180	0.100		0.640
		£0.090	0.100	0.124	0.069		0.383
	HK$	1.403	1.398	1.395	0.775		4.971

2007	US$	0.170	0.170	0.170	0.390		0.900
		£0.085	0.084	0.086	0.194		0.449
	HK$	1.328	1.322	1.325	3.041		7.016

2006	US$	0.150	0.150	0.150	0.360		0.810
		£0.082	0.079	0.078	0.183		0.422
	HK$	1.164	1.167	1.168	2.799		6.298

2005	US$	0.140	0.140	0.140	0.310		0.730
		£0.077	0.079	0.079	0.169		0.404
	HK$	1.088	1.086	1.085	2.403		5.662

2004	US$	0.130	0.130	0.130	0.270		0.660
		£0.071	0.072	0.069	0.141		0.353
	HK$	1.013	1.014	1.013	2.104		5.144

1	The fourth interim dividend for 2008 of US$0.10 per share has been translated into pounds sterling and Hong Kong dollars at the closing rate on 31 December 2008. The dividend will be paid on 6 May 2009.
2	The above dividends declared are accounted for as disclosed in Note 12 on the Financial Statements.

Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or, subject to the Board’s determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

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

As at 31 December 2008, there were a total of 217,633 holders of record of HSBC Holdings ordinary shares.

Back to Contents
H S B C H O L D I N G S P L C

Shareholder Information (continued)

Nature of trading market / Shareholder profile / Memorandum and Articles

As at 31 December 2008, a total of 14,601,549 of the HSBC Holdings ordinary shares were registered in the HSBC Holdings’ share register in the name of 13,196 holders of record with addresses in the US. These shares represented 0.12 per cent of the total HSBC Holdings ordinary shares in issue.

As at 31 December 2008, there were 10,041 holders of record of ADSs holding approximately 114 million ADSs, representing approximately 569 million HSBC Holdings ordinary shares. 9,845 of these holders had addresses in the US, holding approximately 113.7 million ADSs, representing 568.6 million HSBC Holdings ordinary shares. As at 31 December 2008, approximately 4.7 per cent of the HSBC Holdings ordinary shares were represented by ADSs held by holders of record with addresses in the US.

The following table shows, for the years, calendar quarters and months indicated, the highest and lowest prices for the HSBC Holdings ordinary shares and ADSs. These are based on mid-market prices at close of business on the London Stock Exchange, HKSE, Euronext Paris, NYSE and the Bermuda Stock Exchange.

Past share price performance should not be regarded as a guide to future performance.

High and low mid-market closing prices

	London		Hong Kong		New York		Paris		Bermuda
	US$0.50 shares		US$0.50 shares		ADSs[1]		US$0.50 shares		US$0.50 shares

	High	Low	High	Low	High	Low	High	Low	High	Low
	pence	pence	HK$	HK$	US$	US$	euro	euro	US$	US$

2008	928	612	136.3	73.3	87.7	45.6	11.9	6.4	17.7	9.0
2007	964	803	152.8	129.6	99.5	82.5	14.4	11.2	19.6	16.5
2006	1028	914	151.2	124.5	98.4	80.5	15.4	13.3	19.6	16.4
2005	950	825	133.5	120.1	85.8	77.5	13.9	12.0	17.1	15.7
2004	954	784	136.5	109.5	87.8	70.0	13.6	11.8	17.3	14.5

2008
4th Quarter	928	612	123.6	73.3	82.5	45.6	11.9	6.4	16.0	9.0
3rd Quarter	920	716	129.6	112.8	84.0	71.9	11.8	9.0	16.6	14.3
2nd Quarter	897	776	136.3	120.9	87.7	76.6	11.4	9.8	17.7	15.8
1st Quarter	842	712	131.7	104.4	83.7	69.9	11.4	9.5	16.8	14.1

2007
4th Quarter	964	803	152.8	129.6	99.5	82.5	13.9	11.2	19.6	16.5
3rd Quarter	917	861	145.8	135.8	93.8	87.2	13.7	12.8	18.8	17.1
2nd Quarter	955	886	147.1	136.3	95.2	88.0	14.0	13.2	18.7	17.7
1st Quarter	953	880	145.4	133.0	93.1	85.8	14.4	12.8	18.8	17.2

2009
January	682	485	77.5	55.0	49.6	33.8	7.3	5.2	9.9	7.0

2008
December	763	612	87.7	73.3	56.7	45.6	8.7	6.4	10.5	9.0
November	790	626	95.0	74.8	63.0	45.8	9.7	7.2	12.1	9.6
October	928	663	123.6	75.0	82.5	52.0	11.9	8.4	16.0	11.4
September	920	796	126.0	114.9	81.8	72.9	11.8	10.1	16.1	14.8
August	869	806	129.4	117.8	84.0	76.2	11.0	10.2	16.3	15.2
July	847	716	129.6	112.8	84.0	71.9	10.8	9.0	16.6	14.3

1	In New York each ADS represents 5 underlying ordinary shares.

Stock symbols

HSBC Holdings ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC

Back to Contents
Shareholder profile

At 31 December 2008 the register of members recorded the following details:

	Number of	Total
Ordinary shares held	shareholders	shares held

1-100	34,307	1,096,309
101-400	36,669	9,352,754
401-500	10,430	4,718,343
501-1,000	33,322	25,102,571
1,001-5,000	68,515	158,400,107
5,001-10,000	16,039	113,367,551
10,001-20,000	8,723	121,509,773
20,001-50,000	5,319	163,350,441
50,001-200,000	2,659	250,022,876
200,001-500,000	679	214,879,617
500,001 and above	971	11,043,464,740

Total	217,633	12,105,265,082

Memorandum and Articles of Association

The disclosure under the caption ‘Memorandum and Articles of Association’ contained in HSBC Holdings’ Annual Reports on Form 20-F for the years ended 31 December 2000 and 2001 is incorporated by reference herein, together with the disclosure below.

Interested directors

Subject to the provisions of the Companies Act 2006 and provided that the Articles are complied with, a Director, notwithstanding his office:

•	may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with HSBC Holdings or in which HSBC Holdings is otherwise interested;

•	may hold any other office or place of profit under HSBC Holdings (except that of auditor or auditor of a subsidiary of HSBC Holdings) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity for HSBC Holdings, and in any such case on such terms as to remuneration and otherwise as the Board may arrange;

•	may be a director or other officer, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any company promoted by HSBC Holdings or in which HSBC Holdings is otherwise interested or as regards which HSBC Holdings has any powers of appointment; and

•	shall not be liable to account to HSBC Holdings for any profit, remuneration or other benefit realised by any such office, employment, contract, arrangement, transaction or proposal or from any interest in any body corporate and no such contract, arrangement, transaction, proposal or interest shall be avoided on the grounds of any such interest or benefit nor shall the receipt of any such profit, remuneration or any other benefit constitute a breach of his duty under the Companies Act 2006 not to accept benefits from third parties.

Since 1 October 2008, the Board may authorise any matter proposed to it which would, if not so authorised, involve a breach by a Director of his duty to avoid conflicts of interest under the Companies Act 2006, including, without limitation, any matter which relates to a situation in which a Director has, or can have, an interest which conflicts, or possibly may conflict, with the interest of HSBC Holdings (including the exploitation of any property, information or opportunity, whether or not HSBC Holdings could take advantage of it, but excluding any situation which cannot reasonably be regarded as likely to give rise to a conflict of interest). Any such authorisation will be effective only if:

•	any requirement as to quorum at the meeting at which the matter is considered is met without counting the Director in question or any other interested Director; and

•	the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

Back to Contents
H S B C H O L D I N G S P L C

Shareholder Information (continued)

Annual General Meeting / Interim Management Statements / Enquiries

The Board may (whether at the time of the giving of the authorisation or subsequently) make any such authorisation subject to any limits or conditions it expressly imposes but such authorisation is otherwise given to the fullest extent permitted. The Board may vary or terminate any such authorisation at any time.

A Director shall be under no duty to HSBC Holdings with respect to any information which he obtains or has obtained otherwise than as a Director of HSBC Holdings and in respect of which he has a duty of confidentiality to another person.

Annual General Meeting

The 2009 Annual General Meeting will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 22 May 2009 at 11 am.

An informal meeting of shareholders will be held at Level 28, 1 Queen’s Road Central, Hong Kong on Tuesday, 19 May 2009 at 4.30 pm.

All resolutions considered at the 2008 Annual General Meeting were passed on a poll as follows:
					Total votes

Resolution			For	[1]	Against	Vote withheld	[2]

1	To receive the Report and Accounts for 2007		4,378,043,313		10,278,857	2,300,035
2	To approve the Directors’ Remuneration Report for 2007		3,564,669,072		467,114,424	328,531,356
3	To re-elect the following as Directors:
	(a)	S A Catz	4,375,443,604		15,493,924	4,853,194
	(b)	V H C Cheng	4,374,705,038		16,651,751	4,560,793
	(c)	J D Coombe	4,349,432,760		41,839,567	4,614,758
	(d)	J L Durán	4,375,677,125		15,302,707	4,915,245
	(e)	D J Flint	4,374,609,502		16,771,975	4,536,647
	(f)	A A Flockhart	4,373,920,231		17,415,825	4,580,796
	(g)	W K L Fung	4,259,101,744		76,102,878	60,005,424
	(h)	S T Gulliver	4,372,071,648		17,464,424	6,374,625
	(i)	J W J Hughes-Hallett	4,372,359,698		18,870,339	4,659,213
	(j)	W S H Laidlaw	4,375,327,024		15,801,272	4,735,846
	(k)	N R N Murthy	4,375,645,536		15,587,234	4,671,202
	(l)	S W Newton	4,374,735,344		16,524,200	4,612,269
4	To reappoint the Auditor at remuneration to be determined by the Group Audit Committee		4,304,372,153		12,720,218	72,285,220
5	To authorise the Directors to allot shares		4,356,107,796		29,620,845	4,880,817
6	To disapply pre-emption rights (Special Resolution)		4,332,361,701		47,782,336	10,450,441
7	To authorise the Company to purchase its own Ordinary Shares		4,305,412,056		12,665,996	71,358,559
8	To alter the Articles of Association (Special Resolution)		4,327,487,122		53,604,562	9,091,619
9	To alter the Articles of Association with effect from 1 October 2008 (Special Resolution)		4,360,324,406		21,054,665	8,805,451
10	To amend the rules of the HSBC Share Plan		3,684,549,040		399,610,155	290,185,238

1	Includes discretionary votes.
2	A ‘Vote withheld’ is not a ‘vote’ in law and is not counted in the calculation of the votes ‘For’ and ‘Against’ the resolution.

Interim Management Statements and Interim results

Interim Management Statements are expected to be issued on 11 May 2009 and 6 November 2009, respectively. The interim results for the six months to 30 June 2009 are expected to be issued on 3 August 2009.

Back to Contents
Shareholder enquiries and communications

Enquiries

Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, lost share certificates or dividend cheques, should be sent to the Registrars:

Principal Register	Hong Kong Overseas Branch Register:	Bermuda Overseas Branch Register:

Computershare Investor Services PLC	Computershare Hong Kong Investor	Corporate Shareholder Services
PO Box 1064	Services Limited	The Bank of Bermuda Limited
The Pavilions	Hopewell Centre	6 Front Street
Bridgwater Road	Rooms 1806-1807	Hamilton HM 11
Bristol BS99 3FA	18th Floor	Bermuda
United Kingdom	183 Queen’s Road East
Hong Kong
Telephone: 44 (0) 870 702 0137	Telephone: 852 2862 8555	Telephone: 1 441 299 6737
Email: web.queries@computershare.co.uk	Email: hsbc.ecom@computershare.com.hk	Email: bob.bda.shareholder.services@
bob.hsbc.com
Investor Centre:	Investor Centre:	Investor Centre:
www.computershare.com/investor/uk	www.computershare.com/hk/investors	www.computershare.com/investor/bm

Any enquiries relating to ADSs should be sent to the depositary:

BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516
USA
Telephone (US): 1 887 283 5786
Telephone (International): 1 201 680 6825
Email: shrrelations@bnymellon.com
Website: www.bnymellon.com/shareowner

Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, should be sent to the paying agent:
HSBC France
103, avenue des Champs Elysées
75419 Paris Cedex 08
France
Telephone: 33 1 40 70 22 56

If you have been nominated to receive general shareholder communications directly from HSBC Holdings it is important to remember that your main contact in terms of your investment remains as it was (so the registered shareholder, or perhaps custodian or broker, who administers the investment on your behalf). Therefore any changes or queries relating to your personal details and holding (including any administration thereof) must continue to be directed to your existing contact at your investment manager or custodian. HSBC Holdings cannot guarantee dealing with matters directed to it in error.

Further copies of this Annual Report and Accounts 2008 may be obtained by writing to the following departments:

For those in Europe, the Middle East and Africa:	For those in Asia-Pacific:	For those in the Americas:

Group Communications	Group Communications (Asia)	Internal Communications
HSBC Holdings plc	The Hongkong and Shanghai Banking	HSBC–North America
8 Canada Square	Corporation Limited	26525 N Riverwoods Boulevard
London E14 5HQ	1 Queen’s Road Central	Mettawa
UK	Hong Kong	Illinois 60045
USA

Back to Contents
H S B C H O L D I N G S P L C

Shareholder Information (continued)

Enquiries / Investor relations / Where more information is available / Taxation of shares and dividends

Electronic communications

Shareholders may at any time choose to receive corporate communications in printed form or to receive a notification of its availability on HSBC’s website. To receive future notifications of the availability of a corporate communication on HSBC’s website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC we will also send notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy of it, or if you would like to receive future corporate communications in printed form, please write or send an email to the appropriate Registrars at the address given above. Printed copies will be provided without charge.

Chinese translation

A Chinese translation of this Annual Report and Accounts 2008 is available upon request after 31 March 2009 from the Registrars:

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

Investor relations

Enquiries relating to HSBC’s strategy or operations may be directed to:

Manager Investor Relations	Investor Relations Officer	Head of Investor Relations (Asia)
HSBC Holdings plc	HSBC North America Holdings Inc.	The Hongkong and Shanghai Banking
8 Canada Square	26525 N. Riverwoods Boulevard	Corporation Limited
London E14 5HQ	Mettawa, Illinois 60045	1 Queen’s Road Central
UK	USA	Hong Kong
Telephone: 44 (0)20 7991 8041	1 224 544 4400	852 2822 4929
Facsimile: 44 (0)20 7991 4663	1 224 552 4400	852 2845 0113
Email: investorrelations@hsbc.com	investor.relations.usa@us.hsbc.com	investorrelations@hsbc.com.hk

Where more information about HSBC is available

This Annual Report and Accounts 2008, and other information on HSBC, may be viewed on HSBC’s website: www.hsbc.com.

Reports, statements or information that HSBC Holdings files with the Securities and Exchange Commission are available at www.sec.gov. Investors can also request hard copies of these documents upon payment of a duplicating fee, by writing to the SEC at the Office of Investor Education and Advocacy, 100 F Street N.E. Washington, DC 20549-0123 or by emailing PublicInfo@sec.gov. Investors should call the Commission at (202) 551 8090 if they require further assistance. Investors may also obtain the reports and other information that HSBC Holdings files at the offices of the New York Stock Exchange, Inc., 11 Wall Street, New York, NY 10005.

Back to Contents
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

     Information on the taxation consequences of the HSBC Holdings scrip dividends offered in lieu of the

2007 fourth interim dividend and the first, second and third interim dividends for 2008 was set out in the Secretary’s letters to shareholders of 3 April, 3 June, 3 September and 3 December 2008. In each case, the difference between the cash dividend foregone and the market value of the scrip dividend did not equal or exceed 15 per cent of the market value and accordingly, the price of HSBC Holdings US$0.50 ordinary shares (the ‘shares’) for UK tax purposes for the dividends was the cash dividend foregone.

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

     Changes to capital gains tax were made that apply to disposals of shares with effect from 6 April 2008. The changes included:

•	shares will no longer be treated as separate holdings but pooled, the consequence of which is the tax basis of disposals will be calculated on the average cost of the shares held;

•	indexation allowance was withdrawn;

•	Taper Relief was withdrawn; and

•	a single tax rate of 18 per cent applies to all gains.

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

Taxation of dividends

An eligible US holder must include cash dividends paid on the shares or ADSs in ordinary income on the date that such holder or the ADS depositary receives them, translating dividends paid in UK pounds sterling into US dollars using the exchange rate in effect on the date of receipt. Subject to certain exceptions for positions that are held for less than 61 days or are hedged, and subject to a foreign corporation being considered a ‘qualified foreign corporation’ (which includes not being classified for US federal income tax purposes as a passive foreign

Back to Contents

investment company), certain dividends (‘qualified dividends’) received by an individual eligible US holder before 2011 generally will be subject to US taxation at a maximum rate of 15 per cent. Based on the company’s audited financial statements and relevant market and shareholder data, HSBC Holdings believes that it was not treated as a passive foreign investment company for US federal income tax purposes with respect to its 2008 taxable year. In addition, based on the company’s current expectations regarding the value and nature of its assets, and the sources and nature of its income, HSBC Holdings does not anticipate being classified as a passive foreign investment company for its 2009 taxable year. Accordingly, dividends paid on the shares or ADSs generally should be treated as qualified dividends.

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

Back to Contents
H S B C H O L D I N G S P L C

Shareholder Information (continued)

History and development / Organisational chart

1987	A 14.9 per cent interest in Midland Bank plc, now HSBC Bank plc, one of the UK’s principal clearing banks, is purchased.

1991	HSBC Holdings plc is established as the parent company of the HSBC Group.

1992	HSBC purchases the remaining interest in Midland Bank plc.

1993	As a consequence of the Midland acquisition, HSBC’s Head Office is transferred from Hong Kong to London in January.

1997	HSBC assumes selected assets, liabilities and subsidiaries of Banco Bamerindus do Brasil S.A., now HSBC Bank Brazil, following the intervention of the Central Bank of Brazil, and in Argentina completes the acquisition of Grupo Roberts, now part of HSBC Bank Argentina S.A.

1999	HSBC acquires Republic New York Corporation, subsequently merged with HSBC USA, Inc., and Safra Republic Holdings S.A.

2000	HSBC completes its acquisition of 99.99 per cent of the issued share capital of Crédit Commercial de France S.A., now HSBC France.

2002	HSBC acquires 99.59 per cent of Grupo Financiero Bital, S.A. de C.V., the holding company of what is now HSBC Mexico.

2003	HSBC acquires Household International, Inc., now HSBC Finance Corporation. HSBC Finance brings to the Group national coverage in the US for consumer lending, credit cards and credit insurance through multiple distribution channels.

2003	HSBC acquires Banco Lloyds TSB S.A.– Banco Múltiplo in Brazil and the country’s leading consumer finance company, Losango Promotora de Vendas Limitada.

2004	HSBC Bank USA, Inc. merges with HSBC Bank & Trust (Delaware) N.A. to form HSBC Bank USA, N.A.

2004	The acquisition of The Bank of Bermuda Limited is completed.

2004	HSBC acquires Marks and Spencer Retail Financial Services Holdings Limited, which trades as Marks and Spencer Money (‘M&S Money’) in the UK.

2004	HSBC acquires 19.9 per cent of Bank of Communications, and Hang Seng Bank acquires 15.98 per cent of Industrial Bank.

2005	HSBC increases its holding in Ping An Insurance to 19.9 per cent, having made its initial investment in 2002. Ping An Insurance is the second-largest life insurer and the third-largest property and casualty insurer in mainland China.

2005	HSBC Finance completes the acquisition of Metris Companies Inc., making HSBC the fifth-largest issuer of MasterCard and Visa cards in the USA.

2006	HSBC acquires Grupo Banistmo S.A. (‘Banistmo’), the leading banking group in Central America, through a tender offer to acquire 99.98 per cent of the outstanding shares of Banistmo.

2007	HSBC’s three associates in mainland China, Industrial Bank, Ping An Insurance and Bank of Communications, issue new shares. HSBC does not subscribe and, as a result, its interests in the associates’ equity decrease from 15.98 per cent to 12.78 per cent, from 19.90 per cent to 16.78 per cent and from 19.90 per cent to 18.60 per cent, respectively. Subsequently, HSBC increases its holding in Bank of Communications from 18.60 per cent to 19.01 per cent for US$308 million.

2007	HSBC agrees to acquire 51.02 per cent of the issued share capital of Korea Exchange Bank for US$6.5 billion. (HSBC terminated the agreement in September 2008.)

2007	HSBC is named the successful bidder in a government auction to acquire the assets, liabilities and operations of The Chinese Bank in Taiwan.

2008	In July, HSBC completes the sale of its seven French regional banks, Sociètè Marseillaise de Crèdit, Banque de Savoie, Banque Chaix, Banque Marze, Banque Dupuy, de Parseval, Banque Pelletier and Crèdit Commercial du Sud Ouest, for US$3.2 billion.

2008	In October, HSBC enters into an agreement to acquire 88.89 per cent of PT Bank Ekonomi Raharja Tbk in Indonesia for US$608 million in cash. The transaction is subject to regulatory approval.

Back to Contents
H S B C H O L D I N G S P L C

Organisational structure

# Simplified Structure Chart of HSBC Holdings plc - 31 December 2008

HSBC Holdings plc
HSBC Latin America Holdings (UK) Ltd
99.99%
Grupo Financiero HSBC SA de CV
HSBC Investment Bank Holdings plc
HSBC Finance (Netherlands)
HSBC Overseas Holdings (UK) Ltd
HSBC Bank plc
99.99%
HSBC Mexico S.A.
HSBC Global Asset Management (UK) Limited
HFC Bank Limited
HSBC North America Holdings Inc.
HSBC Germany Holdings GmbH
99.99%
HSBC France
HSBC Europe BV
HSBC Insurance Brokers Holdings Ltd
99.99%
HSBC Serviços e Participaçoes Ltda
HSBC Latin America BV
HSBC Holdings BV
HSBC Investments (North America) Inc.
78.6%
HSBC Trinkaus & Burkhardt AG
HSBC Bank A.S.
HSBC Insurance Brokers Ltd
HSBC Bank Peru S.A.
99.99%
HSBC Bank Argentina S.A.
HSBC Asset Finance (UK) Ltd
94.53%
99.53%
HSBC Asia Holdings (UK) Ltd
HSBC Bank Egypt S.A.E.
HSBC Bank (Uruguay) S.A.
HSBC La Buenos Aires Seguros S.A.
HSBC Life (UK) Ltd
70.03%
59.99%
HSBC Bank (Chile)
Maxima S.A. AFJP
Marks and Spencer Retail Financial Services Holdings Limited
HSBC Bank Malta p.l.c.
HSBC Bank Brasil S.A. - Banco Multiplo
HSBC Bank International Limited
HSBC Technology & Services (USA) Inc.
HSBC Bank Canada
HSBC Securities (USA) Inc.
HSBC Bank USA, N.A.
HSBC Finance Corporation
HSBC Private Banking Holdings (Suisse) S.A.
HSBC Middle East Holdings BV
HSBC Asia Holdings BV
HSBC Bank Middle East Ltd
99.44%
The Bank of Bermuda Ltd
The Hongkong and Shanghai Banking Corp. Ltd
HSBC Bank (Panama) S.A.
Primer Banco del Istmo S.A.
62.14%
5.24%
94.76%
HSBC Bank (China) Company Limited
Hang Seng Bank Ltd
HSBC Insurance (Asia-Pacific) Holdings Ltd
HSBC Bank Malaysia Berhad
HSBC Bank Australia Ltd
HSBC Private Bank (Suisse) S.A.
HSBC Private Bank (UK) Ltd
HSBC Private Bank (C.I.) Ltd
HSBC Guyerzeller Bank AG
HSBC Insurance (Asia) Ltd
HSBC Life (International) Ltd

1. *This chart is a simplified ownership diagram only, not all intermediate holding companies are shown.*
2. *The ownership of HSBC Bank Malaysia Berhad transferred from HSBC Holdings B.V. to The Hongkong and Shanghai Banking Corporation Limited with effect from 2 January 2009.*

Back to Contents

Form 20-F Item Number and Caption			Location	Page

PART I
1.	Identity of Directors, Senior Management and Advisers		Not required for Annual Report	—
2.	Offer Statistics and Expected Timetable		Not required for Annual Report	—

3.	Key Information
	A.	Selected Financial Data	Five-Year Comparison	4-5, 449
	B.	Capitalisation and Indebtedness	Not required for Annual Report	—
	C.	Reasons for the Offer and use of Proceeds	Not required for Annual Report	—
	D.	Risk Factors	Challenges and Uncertainties	12-17

4.	Information on the Company
	A.	History and Development of the Company	Operating and Financial Review	12-143, 457-458, 468

			Shareholder Information	448-459
			Impact of Market Turmoil	144-187
	B.	Business Overview	Operating and Financial Review	12-143
			Regulation and Supervision	188-191
			Impact of Market Turmoil	144-187
	C.	Organisational Structure	Principal Activities	12
			Organisational Structure Chart	459
			Note 24 – Notes on the Financial Statements	416-418
	D.	Property, Plants and Equipment	Property	141
			Note 23 – Notes on the Financial Statements	413-415

4 A.	Unresolved Staff Comments		Not Applicable	—

5.	Operating and Financial Review and Prospects
	A.	Operating Results	Operating and Financial Review	12-143
			Impact of Market Turmoil	144-187
	B.	Liquidity and Capital Resources	Risk	253-239, 270-272, 274-279
	C.	Research and Development, Patents and Licences, etc.	Not Applicable	—

	D.	Trend Information	Operating and Financial Review	12-143
	E.	Off-Balance Sheet Arrangements	Special Purpose Entities	173-187
			Other off-balance sheet arrangements and commitments	187

	F.	Contractual Obligations	Operating and Financial Review	57

6.	Directors, Senior Management and Employees
	A.	Directors and Senior Management	Governance	281-289
	B.	Compensation	Directors’ Remuneration Report	315-328
	C.	Board Practices	Report of the Directors	290-293
			Directors’ Remuneration Report	315, 317-318
			Directors’ Remuneration Report	322-324

	D.	Employees	Governance	303-304

459a

Back to Contents

	E.	Share Ownership	Governance	301-302
			Directors’ Remuneration Report	326-328
7.	Major Shareholders and Related Party Transactions
	A.	Major Shareholders	Governance	314
	B.	Related Party Transactions	Note 43 – Notes on the Financial Statements	444-447
	C.	Interests of Experts and Counsel	Not required for Annual Report	—

8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	Financial Statements	332-447
			Legal Proceedings	142-143
			Note 42 – Notes on the Financial Statements	443-444
			Shareholder Information	448-449
	B.	Significant Changes	Not Applicable	—

9.	The Offer and Listing
	A.	Offer and Listing Details	Shareholder Information	449-450
	B.	Plan of Distribution	Not required for Annual Report	—
	C.	Markets	Shareholder Information	449-450
	D.	Selling Shareholders	Not required for Annual Report	—
	E.	Dilution	Not required for Annual Report	—
	F.	Expenses of the Issue	Not required for Annual Report	—

10.	Additional Information
	A.	Share Capital	Not required for Annual Report	—
	B.	Memorandum and Articles of Association	Shareholder Information	451-452
	C.	Material Contracts	Not Applicable	—
	D.	Exchange Controls	Exchange controls and other limitations affecting security holders	448
	E.	Taxation	Shareholder Information	455-457
	F.	Dividends and Paying Agents	Not required for Annual Report	—
	G.	Statements by Experts	Not required for Annual Report	—
	H.	Documents on Display	Shareholder Information	454
	I.	Subsidiary Information	Not Applicable	—

11.	Quantitative and Qualitative Disclosures About Market Risk		Management of Risk	241-251
			Note 18 and 34 – Notes on the Financial Statements	399-402, 429-430

12.	Description of Securities Other than Equity Securities
	A.	Debt Securities	Not required for Annual Report	—
	B.	Warrants and Rights	Not required for Annual Report	—
	C.	Other Securities	Not required for Annual Report	—
	D.	American Depositary Shares	Not required for Annual Report	—

PART II
13.	Defaults, Dividends Arrearages and		Not Applicable	—

459b

Back to Contents

Delinquencies

14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds		Not Applicable	—

15.	Controls and Procedures		Statement of Directors’ Responsibilities in respect of the Annual Report and Accounts 2008 and the Financial Statements	329
			Report of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of HSBC Holdings plc	330-331
			Disclosure Controls	66a

16.	[Reserved]
	A.	Audit Committee Financial Expert	Report of the Directors	296-298
	B.	Code of Ethics	Report of the Directors	294-296
	C.	Principal Accountant Fees and Services	Report of the Directors	296-298
			Note 9 – Notes on the Financial Statements	375-376
	D.	Exemptions from the Listing Standards for Audit Committees	Not Applicable	—
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Report of the Directors	314
	F.	Changes in Registrant’s Certifying Accountant	Not Applicable	—
	G.	Corporate Governance	Report of the Directors	294-296
PART III
17.		Financial Statements	Not Applicable	—
18.		Financial Statements	Financial Statements	332-447
19.		Exhibits (including Certifications)		*

459c

Back to Contents
H S B C H O L D I N G S P L C

Glossary

Accounting terms used	US equivalent or brief description

Accounts	Financial Statements
Articles of Association	Bylaws
Associates	Long-term equity investments accounted for using the equity method
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax depreciation allowances
Creditors	Payables
Debtors	Receivables
Deferred tax	Deferred income tax
Depreciation	Amortisation
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interests in associates and joint ventures	Long-term equity investments accounted for using the equity method
Loans and advances	Lendings
Loan capital	Long-term debt
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Premises	Real estate
Provisions	Liabilities
Share capital	Ordinary shares or common stock issued and fully paid
Shareholders’ equity	Stockholders’ equity
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Write-offs	Charge-offs

Back to Contents
Abbreviations used	Brief description

ABS	Asset-backed security
ADR	American Depositary Receipt
ADS	American depositary share
AIEA	Average interest-earning assets
ALCO	Asset and Liability Management Committee
ARM	Adjustable-rate mortgage
ASF	Asset and Structured Finance
Asscher	Asscher Finance Ltd, a structured investment vehicle managed by HSBC
ATM	Automated teller machine
Banca Nazionale	Banca Nazionale del Lavoro SpA
Bank of Bermuda	The Bank of Bermuda Limited, which was acquired in February 2004
Bank of Communications	Bank of Communications Co., Limited, mainland China’s fourth largest bank by market capitalisation, in which HSBC currently has 19.01 per cent interest
Barion	Barion Funding Limited, a term funding vehicle
Basel Committee	Basel Committee on Banking Supervision
Basel I	1988 Basel Capital Accord
Basel II	Final Accord of the Basel Committee on proposals for a new capital adequacy framework
Bps	Basis points. One basis point is equal to one hundredth of a percentage point
Brazilian operations	HSBC Bank Brasil S.A.–Banco Múltiplo and subsidiaries, plus HSBC Serviços e Participações Limitada
Cash flow hedges	Hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction
CCF	CCF S.A., the former name of HSBC France
CD	Certificate of deposit
CDS	Credit default swap
CDO	Collateralised debt obligation
CGU	Cash-generating unit
CNAV	Constant Net Asset Value
Combined Code	Combined Code on Corporate Governance issued by the Financial Reporting Council
CP	Commercial paper
CPI	Consumer price index
CRR	Customer risk rating
Cullinan	Cullinan Finance Ltd, a structured investment vehicle managed by HSBC
Decision One	Decision One Mortgage Company, HSBC Finance’s subsidiary which originates loans referred by mortgage brokers
DPF	Discretionary participation feature of insurance and investment contracts
Enhanced VNAV	Enhanced Variable Net Asset Value
EPS	Earnings per share
EU	European Union
Fair value hedges	Hedges of the change in fair value of recognised assets or liabilities or firm commitments
FDIC	Federal Deposit Insurance Corporation (US)
Financiera Independencia	Financiera Independencia S.A.B. de C.V.
FSA	Financial Services Authority (UK)
FTSE	Financial Times - Stock Exchange index
GAAP	Generally Accepted Accounting Principles
GCRO	Group Chief Risk Officer
GDP	Gross domestic product
Global Markets	HSBC’s treasury and capital markets services in Global Banking and Markets
GMB	Group Management Board
GMO	Group Management Office
Group	HSBC Holdings together with its subsidiary undertakings
Hang Seng Bank	Hang Seng Bank Limited, the third largest bank listed in Hong Kong by market capitalisation

Back to Contents
H S B C H O L D I N G S P L C

Glossary (continued)

Abbreviations used	Brief description

HELoC	Home equity lines of credit
HFC	HFC Bank Limited, the UK-based consumer finance business acquired through the acquisition by HSBC of HSBC Finance
HKMA	Hong Kong Monetary Authority
HKSE	The Stock Exchange of Hong Kong Limited
Hong Kong	The Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Assurances	HSBC Assurances, comprising Erisa S.A., the French life insurer, and Erisa I.A.R.D., the property and casualty insurer (together, formerly Erisa)
HSBC Bank	HSBC Bank plc, formerly Midland Bank plc
HSBC Bank Argentina	HSBC Bank Argentina S.A.
HSBC Bank Brazil	HSBC Bank Brasil S.A.–Banco Múltiplo, HSBC’s retail banking operation in Brazil, formerly Banco Bamerindus do Brasil S.A.
HSBC Bank China	HSBC Bank (China) Company Limited, HSBC’s banking subsidiary in mainland China which was incorporated in March 2007
HSBC Bank Malaysia	HSBC Bank Malaysia Berhad
HSBC Bank Middle East	HSBC Bank Middle East Limited, formerly The British Bank of the Middle East
HSBC Bank Panama	HSBC Bank (Panama) S.A., formerly Grupo Banistmo S.A.
HSBC Bank USA	HSBC’s retail bank in the US. From 1 July 2004, HSBC Bank USA, N.A. (formerly HSBC Bank USA, Inc.)
HSBC Direct	HSBC’s online banking and savings proposition
HSBC Finance	HSBC Finance Corporation, the US consumer finance company acquired in March 2003 (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, formerly CCF S.A.
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Mexico	HSBC México S.A., the commercial banking subsidiary of Grupo Financiero HSBC, S.A. de C.V.
HSBC Premier	HSBC’s premium global banking service
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) S.A., HSBC’s private bank in Switzerland (formerly HSBC Republic Bank (Suisse) S.A.)
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRSs	International Financial Reporting Standards
IFRIC	International Financial Reporting Interpretations Committee
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China of which Hang Seng currently has a 12.78 per cent interest
IPO	Initial public offering
IRB	Internal ratings-based approach to implementing Basel II
Key management personnel	Directors and Group Managing Directors of HSBC Holdings
KPI	Key performance indicator
KPMG	KPMG Audit Plc and its affiliates
LIBOR	London Interbank Offer Rate
Losango	Losango Promoções e Vendas Ltda, the Brazilian consumer finance company acquired in December 2003
Madoff Securities	Bernard L Madoff Investment Securities LLC
Mainland China	People’s Republic of China excluding Hong Kong
Malachite	Malachite Funding Limited, a term funding vehicle
MasterCard	MasterCard Inc.
Mazarin	Mazarin Funding Limited, an asset-backed CP conduit
MBS	US mortgage-backed security
Metrovacesa	Metrovacesa, S.A.

Back to Contents
Abbreviations used	Brief description

Monoline	Monoline insurance company
M&S Money	Marks and Spencer Retail Financial Services Holdings Limited, acquired by HSBC in November 2004
MSCI	Morgan Stanley Capital International index
MTN	Medium-term note
NA	Nationally Chartered, a designation for certain categories of banks in the US
Net investment hedges	Hedge of a net investment in a foreign operation
NYSE	New York Stock Exchange
OFT	Office of Fair Trading (UK)
OTC	Over-the-counter
Performance Shares	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to corporate performance conditions
Ping An Insurance	Ping An Insurance (Group) Company of China, Limited, the second-largest life insurer in the PRC, in which HSBC currently has 16.78 per cent interest
Premier	See HSBC Premier
PVIF	Present value of in-force long-term insurance business
Repo	Sale and repurchase transaction
Restricted shares	Awards of HSBC Holdings ordinary shares to which the employee will become entitled, normally after three years, subject to remaining an employee
Reverse repo	Security purchased under commitments to sell
RMM	Risk Management Meeting
RPI	Retail price index (UK)
RWA	Risk weighted asset
Seasoning	The emergence of credit loss patterns in portfolios over time
S&P	Standard and Poor’s rating agency
SEC	Securities and Exchange Commission (US)
SIC	Securities investment conduit
SIP	Statement of investment principles produced by trustees of defined pension plans
SIV	Structured investment vehicle
SME	Small and medium-sized enterprise
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC
SPE	Special purpose entity
Sub-prime
A US description for customers who have limited credit histories, modest incomes, high debt-to-income ratios, high loan-to-value ratios (for real estate secured products) or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related actions

Techcombank	Vietnam Technological and Commercial Joint Stock Bank
The Chinese Bank	The Chinese Bank Co., Ltd., the business of which HSBC acquired in March 2008
The Hongkong and Shanghai Banking Corporation	The Hongkong and Shanghai Banking Corporation Limited, the founding member of the HSBC Group
TSR	Total shareholder return
TSR award	TSR measure applied to a proportion of the award of Performance Shares under The HSBC Share Plan
UAE	United Arab Emirates
UK	United Kingdom
US	United States
VAR	Value at risk
Visa	Visa Inc.
VNAV	Variable net asset value
WWF	World Wide Fund for Nature

Back to Contents
H S B C H O L D I N G S P L C

lndex

Accounting 340	Client assets 80
developments (future) 342	Collateral and credit enhancements 199, 222
policies (critical) 61	Commercial Banking
policies (significant) 150	business highlights 73
Accounts	financial performance 72
approval 447	products and services 138
basis of preparation 67, 340	strategic direction 72
Acquisitions and disposals 418	underlying/reported profit 74
Annual General Meeting 314, 452	Committees (board) 296, 315
Areas of special interest 208	Communication with shareholders 453
Asset-backed securities 145, 150	Conduits 174
Assets	Constant currency 23
by customer group 67, 389	Contents 1, 67, 87, 188, 281, 315, 332, 448
by geographical region 88, 389	Contingent liabilities and contractual
charged as security 430	commitments 440
held in custody and under administration 141	Contractual obligations 57
intangible 409	Corporate governance
movement in 41	codes 294
other 418	report 281
trading 396	Corporate sustainability 254, 312
Associates and joint ventures	committee 299
dilution gains 31	Cost efficiency ratio 2, 37
interests in 360, 406	Credit coverage ratios 3
share of profit in 38	Credit exposure 197
Audit committee (Group) 296	Credit quality 195, 212, 217, 268
Auditors’ remuneration 375	Credit risk
Auditors’ Report 330	challenges and uncertainties 15
Balance sheet	management thereof 192
average 42	insurance 267
consolidated 40, 334	Critical accounting policies 61
data 4, 68, 72, 75, 78, 79, 83, 90, 96, 99, 104,	Cross-border exposures 207
116, 120, 126, 130, 135	Customer accounts 89, 109, 119, 129
HSBC Holdings 337	satisfaction 20
Basel II 274	Customer groups and global businesses 67, 84
Borrowings (short-term) 56	Daily distribution of revenues 243
Brand perception 20	Dealings in HSBC Holdings plc shares 314
Business highlights 69, 73, 76, 80	Debt securities in issue 210, 420
Business model 149	accounting policy 359
Business performance review	rating agency designation 175
Europe 91, 93	Deferred tax 66
Hong Kong 100, 102	Defined terms inside front cover
Latin America 131, 133	Deposits
North America 121, 123	average balances and average rates 59
Rest of Asia-Pacific 111, 114	time 61
Calendar (dividends) 448, 449	Derivatives 201, 398
Capital	accounting policy 351
management and allocation 274	Dilution gains 31
return on invested capital 2	Directors
structure 278	appointments and re-election 293
Capital and performance ratios 3	biographies 281
Cash flow	board of directors 290
accounting policy 359	emoluments 324, 374
consolidated statement 336	interests 301
HSBC Holdings 339	non-executive 323
notes 439	other directorships 323
payable under financial liabilities 240	pensions 322, 324
projected scenario analysis 238	remuneration (executive) 317
Cautionary statement regarding forward-looking	responsibilities (statement of) 329
statements 6	service contracts 322
Certificates of deposit and other time deposits	share plans 326
(maturity analysis) 61	Disclosure policy 144
Challenges and uncertainties 12	Dividends 2, 313, 384, 448, 449

Back to Contents
Donations 312	Financial statements 23, 332
Earnings per share 2, 19, 320, 384	Five-year comparison 4
Economic briefing	Foreign exchange
Europe 90, 93	accounting policy 357
Hong Kong 100, 101	exposures 248, 429
Latin America 130, 132	rates 4
North America 119, 123	Funds under management 140
Rest of Asia-Pacific 109, 113	Geographical regions 87
Economic profit 39, 319	Global Banking and Markets
Efficiency and revenue mix ratios 3	asset-backed securities 147
Employees 303	balance sheet data 78
compensation and benefits 311, 363	business highlights 76
disabled 303	financial performance 75
engagement 19	products and services 139
involvement 303	strategic direction 75
remuneration policy 303	underlying/reported profit 77
Enforceability of judgements made in the US 448	Goodwill
Enquiries (from shareholders) 453	accounting policy 353
Equity 42, 436	and intangible assets 409
Equity securities 246	critical accounting policy 63
Europe	Governance codes 294
balance sheet data 90, 96	HSBC Holdings/New York Stock Exchange
business performance 91, 93	corporate governance differences 294
challenges and uncertainties 14	Group Chairman’s Statement 8
customer accounts by country 89	Group Management Board 296
economic briefing 90, 93	Health and safety 313
lending 205, 207	History and development of HSBC 457
loan impairment charges 223, 226, 229, 232	Hong Kong
loans and advances to customers 89	balance sheet data 99, 104
profit/(loss) 89, 90, 96	business performance 100, 102
regulation and supervision (UK) 189	challenges and uncertainties 14
underlying/reported profit 91, 94	economic briefing 100, 101
Events after the balance sheet date 447	lending 205, 207
Exchange controls and other limitations affecting	loan impairment charges 223, 226, 229, 232
equity security holders 448	profit/(loss) 99, 104
Exposures 150, 178, 183, 200	regulation and supervision 189
Fee income (net) 27	underlying/reported profit 100, 102
Fair value	HSBC Holdings plc
accounting policy 345	balance sheet 337
Financial assets	cash flow 339
critical accounting policy 64	credit risk 232
designated at fair value 397	dividends 449
not qualifying for de-recognition 405	employee emoluments 374
Financial assets and liabilities	financial assets and liabilities 395
accounting policy 346, 353	liquidity and funding management 240
by measurement basis 392	market risk 249
reclassification 145	maturity analysis of assets and liabilities 429
Financial guarantee contracts	related party transactions 447
accounting policy 357	share plans 379
Financial highlights 2	statement of changes in total equity 338
Financial instruments	structural foreign exchange exposures 249
accounting policy 349	subordinated liabilities 427
credit quality 217	Impairment
fair value 162	accounting policy 346
net income from 29, 360	allowances and charges 34, 223
not at fair value 170	assessment 195
critical accounting policy (valuation) 63	critical accounting policy 62
Financial investments 403	losses as percentage of loans and advances 224
accounting policy 350	movement by industry and geographical
gains less losses from 30	region 224, 225
Financial liabilities designated at fair value 419	Income statement (consolidated) 24, 333
Financial risks (insurance) 262	Information on HSBC (availability thereof) 454

Back to Contents
H S B C H O L D I N G S P L C

lndex (continued)

Insurance	past due 219
accounting policy 358	renegotiated 216
claims incurred (net) and movements in	to banks by geographical region 210
liabilities to policyholders 33, 362	to customers by industry sector and
liabilities under contracts issued 421	geographical region 204, 205, 206
net earned premiums 31, 361	Market risk
PVIF business 272	impact of market turmoil 242
risk management 255	insurance 263
Interest income (net) 26	management thereof 241
accounting policy 344	Market turmoil 144, 239, 242
analysis of changes in 50	Maturity analysis of assets and liabilities 428
average balance sheet 42	Maximum exposure to credit risk 197
forgone on impaired loans 233	Memorandum and Articles of Association 451
sensitivity 58, 246	Minority interests 431
Interim management statements 452	Money market funds 179
Internal control 299	Monoline insurers 158
IFRS and Hong Kong Financial Reporting	Mortgage lending 210, 211, 213
Standards comparison 340	Nomination committee 298
Investment contracts	Non-interest income
accounting policy 358	accounting policy 344
Investor relations 454	Non-life insurance business 256
IT performance 20	Non-trading portfolios 245
Key performance indicators	North America
financial 17	balance sheet data 120, 126
non-financial 19	business performance 121, 123
Latin America	challenges and uncertainties 14
balance sheet data 130, 135	customer accounts by country 119
business performance 131, 133	economic briefing 119, 123
challenges and uncertainties 15	lending 205, 207
customer accounts by country 129	loan delinquency in the US 215
economic briefing 130, 132	loan impairment charges 223, 226, 229, 232
lending 205, 207	mortgage lending 210
loan impairment charges 223, 226, 229, 232	profit/(loss) 119, 120, 126
loans and advances to customers 129, 206	regulation and supervision (US) 190
profit/(loss) 129, 130	underlying/reported profit 121, 124
underlying/reported profit 131/133	Off-balance sheet arrangements 187
Lease commitments 442	Operating expenses 36
accounting policy 355	Operating income 32, 363
Legal	Operational risk 252
proceedings/risk 16, 142, 252	challenges and uncertainties 16
litigation 443	Organisational structure chart 459
Leveraged finance transactions 160	Other (notes) 82
Liabilities	Pensions
by geographical region 389	accounting policy 356
movement in 47	for directors 324
other 421	risk 246, 253
subordinated 424	Personal Financial Services
trading 419	business highlights 69
Life insurance business 255	financial performance 69
Liquidity and funding	products and services 138
challenges and uncertainties 15	strategic direction 68
management thereof 235	subsequent developments 70
impact of market turmoil 239	underlying/reported profit 71
insurance 271	Personal lending 208
Loans and advances	Principal activities 12
accounting policy 346	Private Banking
collateral 200	business highlights 80
concentration of exposure 200	financial performance 79
credit quality of 195	products and services 140
delinquency in the US 215	strategic direction 79
impairment 220	underlying/reported profit 81
maturity and interest sensitivity 58	Products and services 138

Back to Contents
Profit before tax	Sale and repurchase agreements
by country 89, 107, 119, 129	accounting policy 351
by customer group 67, 68, 72, 75, 79, 82, 84, 390	Securities held for trading (concentration of
by geographical region 88, 90, 96, 99, 104, 110, 116, 386	exposure) 200
consolidated 333	Securitisations 182
data 4	Segment analysis 385
underlying/reported reconciliations 21, 22, 71, 74, 77, 81, 83, 91, 94, 100, 102, 111, 114, 121, 124, 131, 133	accounting policy 345
Property, plant and equipment 141, 413	Senior management
accounting policy 354	biographies 286
valuation of land and buildings 141	Share-based payments 376
Provisions 424	accounting policy 356
accounting policy 357	Share capital 431
PVIF 272	accounting policy 359
Ratios	and reserves 53
advances to deposits 236	notifiable interests in 314
capital and performance 3	Share information 3
credit coverage 3	Share plans
cost efficiency 3	Bank of Bermuda plans 310, 434
earnings to combined fixed charges 57	discretionary plans 307
financial 4	for directors 326
net liquid assets to customer liabilities 237	for employees 304
Regulation and supervision 17, 188	HSBC Finance plans 309, 381, 434
Related party transactions 444	HSBC France plans 308, 380, 433
Remuneration committee 298, 315	long-term incentives 318
Renegotiated loans 216	performance shares and restricted share awards 326
Repricing gap 250	Shareholder (communications with) 313, 453
Reputational risk 254	profile 451
Residual value risk management 252	Social and community investment 312
Rest of Asia-Pacific	Special purpose entities 149, 173, 183, 187
balance sheet data 110, 116	Staff numbers 36, 303
business performance 111, 114	Statement of changes in total equity 338
challenges and uncertainties 14	Statement of recognised income and expense 335
customer accounts by country 109	Stock symbols 450
economic briefing 109, 113	Strategic direction 12, 68, 72, 75, 79
lending 205, 207	Structural foreign exchange exposure 248
loan impairment charges 223, 226, 229, 232	Structured investment vehicles (SIVs) 174
loans and advances to customers 108, 206	Subsidiaries 87, 416
profit/(loss) 107, 110, 116	accounting policy 353
underlying/reported profit 111, 114	Supplier payment policy 313
Risk elements in loan portfolio 233	Sustainability 312
Risk management 150, 191	risk 254
capital management and allocation 274	Taxation
contingent liquidity 238	accounting policy 355
credit 192	challenges and uncertainties 17
credit spread 244, 245	deferred tax – critical accounting policy 66
insurance operations 262	expense 381
legal 252	UK residents 455
liquidity and funding management 235	US residents 456
market 241	Tier 1 capital 279
operational 252	Total shareholder return 3, 19, 319, 322
pension 253	Trading assets 396
rating scales 218	accounting policy 349
reputational 254	Trading income (net) 28
residual value 252	Trading liabilities 419
security and fraud 253	accounting policy 349
sustainability 254	Trading market (nature of) 449
Risk-weighted assets	Trading portfolios 244
by principal subsidiary 280	Troubled debt restructurings 233
Value at risk 241, 251

Back to Contents
HSBC HOLDINGS PLC	STOCKBROKERS
Incorporated in England on 1 January 1959 with	Goldman Sachs International
limited liability under the UK Companies Act	Peterborough Court
Registered in England: number 617987	133 Fleet Street
London EC4A 2BB
REGISTERED OFFICE AND	United Kingdom
GROUP MANAGEMENT OFFICE
8 Canada Square	HSBC Bank plc
London E14 5HQ	8 Canada Square
United Kingdom	London E14 5HQ
Telephone: 44 (0) 20 7991 8888	United Kingdom
Facsimile: 44 (0) 20 7992 4880
Web: www.hsbc.com

REGISTRARS
Principal Register
Computershare Investor Services PLC
PO Box 1064, The Pavilions
Bridgwater Road
Bristol BS99 3FA
United Kingdom
Telephone: 44 (0) 870 702 0137

Hong Kong Overseas Branch Register
Computershare Hong Kong Investor Services Limited
Rooms 1806-1807
18th floor, Hopewell Centre
183 Queen’s Road East
Hong Kong
Telephone: 852 2862 8555

Bermuda Overseas Branch Register
Corporate Shareholder Services
The Bank of Bermuda Limited
6 Front Street
Hamilton HM11
Bermuda
Telephone: 1 441 299 6737

ADR Depositary
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh
PA15252 - 8516
USA
Telephone: 1 877 283 5786

Email: shrrelations@bnymellon.com

Paying Agent (France)
HSBC France
103 avenue des Champs Elysées
75419 Paris Cedex 08
France
Telephone: 33 1 40 70 22 56

Back to Contents

© Copyright HSBC Holdings plc 2009 All rights reserved

No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc.

Published by Group Finance, HSBC Holdings plc, London

Back to Contents

Item 19. Exhibits

Documents filed as exhibits to this Form 20-F:
Exhibit Number	Description

1.1	Memorandum and Articles of Association of HSBC Holdings plc. +

2.1	The total amount of long-term debt securities of HSBC Holdings plc authorized under any instrument does not exceed 10 percent of the total assets of the Group on a consolidated basis. HSBC Holdings plc hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of HSBC Holdings plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Service Agreement dated October 14, 2008 between HSBC Holdings plc and Douglas Jardine Flint.

4.2	Service Agreement dated May 24, 2007 between HSBC Holdings plc and Stephen Keith Green, as amended February 28, 2008. *

4.3	Service Agreement dated May 24, 2007 between HSBC Asia Holdings BV and Michael F Geoghegan, as amended February 29, 2008. *

4.4	Service Agreement dated August 29, 2008 between The Hong Kong and Shanghai Banking Corporation Limited and Vincent Cheng Hoi Chuen.

4.5	Service Agreement dated December 2, 2008 between HSBC Asia Holdings B.V. and Alexander Flockhart.

4.6	Service Agreement dated September 5, 2008 between HSBC Asia Holdings B.V. and Stuart Gulliver.

7.1	Computation of ratios of earnings to combined fixed charges (and preference share dividends).

8.1	Subsidiaries of HSBC Holdings plc (set forth in Note 24 to the consolidated financial statements included in this Form 20-F).

12.1	Certificate of HSBC Holdings plc’s Group Chief Executive pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certificate of HSBC Holdings plc’s Group Finance Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Annual Certification of HSBC Holdings plc’s Group Chief Executive and Group Finance Director pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of KPMG Audit plc.

Back to Contents
14.2	Pages of HSBC Holdings plc’s 2000 Form 20-F/A dated February 26, 2001 relating to the Memorandum and Articles of Association of HSBC Holdings plc that are incorporated by reference into this Form 20-F. **

14.3	Pages of HSBC Holdings plc’s 2001 Form 20-F dated March 13, 2002 relating to the Memorandum and Articles of Association of HSBC Holdings plc that are incorporated by reference into this Form 20-F. **

+	As previously filed with the Securities and Exchange Commission as Exhibit 4.3 to HSBC Holdings plc’s Registration Statement on Form S-8 (333-155338) dated November 13, 2008.

*	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 20, 2008.

**	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 20, 2006.

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HSBC Holdings plc

By:	/s/ Douglas J Flint

	Name:	Douglas J Flint
	Title:	Group Finance Director

Dated: 10 March 2009