Form 20-F
period 2009-12-31
HSBC HOLDINGS PLC
filed 2010-03-15
CIK 1089113

As filed with the Securities and Exchange Commission on March 15, 2010.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Hong Kong Stock Exchange
Euronext Paris
Bermuda Stock Exchange
New York Stock Exchange*
American Depository Shares, each representing 5 Ordinary Shares of nominal value US$0.50 each.	New York Stock Exchange
6.20% Non-Cumulative Dollar Preference Shares, Series A	New York Stock Exchange*
American Depositary Shares, each representing one- fortieth of a Share of 6.20% Non-Cumulative Dollar Preference Shares, Series A	New York Stock Exchange
5.25% Subordinated Notes 2012	New York Stock Exchange
6.5% Subordinated Notes 2036	New York Stock Exchange
6.5% Subordinated Notes 2037	New York Stock Exchange
6.8% Subordinated Notes Due 2038	New York Stock Exchange
8.125% Perpetual Subordinated Capital Securities Exchangeable at the Issuer’s Option into Non- Cumulative Dollar Preference Shares	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report:
     Ordinary Shares, nominal value US$0.50 each                                         17,408,206,768
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☑ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No.
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
     If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17  ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

* Not for trading, but only in connection with the registration of American Depositary Shares.

HSBC HOLDINGS PLC
Annual Report and Accounts 2009

Headquartered in London, HSBC is one of the largest banking and financial services organisations in the world. Its international network comprises some 8,000 properties in 88 countries and territories in Europe; Hong Kong; Rest of Asia-Pacific; the Middle East; North America and Latin America.
     With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by over 220,000 shareholders in 121 countries and territories. The shares are traded on the New York Stock Exchange in the form of American Depositary Shares.
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

HSBC HOLDINGS PLC
Contents

Financial Highlights	2

Cautionary Statement Regarding Forward-Looking Statements	6

Group Chairman’s Statement	8

Report of the Directors: Operating and Financial Review	12
Exhibit 4.3
Exhibit 7.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 14.1
Exhibit 23.1
Exhibit 23.2
Exhibit 23.3

Glossary and Index	485

1	Detailed contents are provided on the referenced pages.

HSBC HOLDINGS PLC
Financial Highlights

Highlights / Ratios

For the year
•	Total operating income down by 11 per cent to US$78,631 million (2008: US$88,571 million).

•	Net operating income before loan impairment charges and other credit risk provisions down by 19 per cent to US$66,181 million (2008: US$81,682 million).

•	Underlying group pre-tax profit up by US$15,308 million to US$13,286 million.

•	Group pre-tax profit down by 24 per cent to US$7,079 million (2008: US$9,307 million).

•	Profit attributable to shareholders of the parent company up by 2 per cent to US$5,834 million (2008: US$5,728).

•	Return on average shareholders’ equity of 5.1 per cent (2008: 4.7 per cent).

•	Earnings per ordinary share down by 17 per cent to US$0.34 (2008: US$0.41).
At the year-end
•	Total equity up by 35 per cent to US$135,661 million (2008: US$100,229 million).

•	Loans and advances to customers down by 4 per cent to US$896,231 million (2008: US$932,868 million).

•	Customer accounts up by 4 per cent to US$1,159 billion (2008: US$1,115 billion).

•	Ratio of customer advances to customer accounts 77.3 per cent (2008: 83.6 per cent).

•	Risk-weighted assets down by 1 per cent to US$1,133 billion (2008: US$1,148 billion).
Dividends and capital position
•	Total dividends declared in respect of 2009 of US$0.34 per ordinary share, a decrease of 47 per cent on dividends for 2008; fourth interim dividend for 2009 of US$0.10 per ordinary share, no change from 2008.

•	Core tier 1 ratio of 9.4 per cent and tier 1 ratio of 10.8 per cent.
Rights issue
•	In April 2009, HSBC Holdings raised £12.5 billion (US$17.8 billion), net of expenses, by way of a fully underwritten rights issue, offering its shareholders 5 new ordinary shares for every 12 ordinary shares at a price of 254 pence per new ordinary share.

Dividends per ordinary share[1] (US dollars)	Earnings per ordinary share (US dollars)

For footnotes, see page 5.

Capital and performance ratios

	2009	2008
	%	%

Capital ratios
Core tier 1 ratio	9.4	7.0
Tier 1 ratio	10.8	8.3
Total capital ratio	13.7	11.4

Performance ratios
Return on average invested capital[2]	4.1	4.0
Return on average total shareholders’ equity[3]	5.1	4.7
Post-tax return on average total assets	0.27	0.26
Post-tax return on average risk-weighted assets	0.58	0.55

Credit coverage ratios
Loan impairment charges as a percentage of total operating income	31.72	27.24
Loan impairment charges as a percentage of average gross customer advances	2.82	2.45
Total impairment allowances outstanding as a percentage of impaired loans at the year-end	83.2	94.3

Efficiency and revenue mix ratios
Cost efficiency ratio[4]	52.0	60.1
As a percentage of total operating income:
– net interest income	51.8	48.1
– net fee income	22.5	22.6
– net trading income	12.5	7.4

Financial ratios
Loans and advances to customers as a percentage of customer accounts	77.3	83.6
Average total shareholders’ equity to average total assets	4.72	4.87
Share information at the year-end

	2009	2008

US$0.50 ordinary shares in issue (million)	17,408	12,105
Market capitalisation (billion)	US$199	US$114
Closing market price per ordinary share:[6]
– London	£7.09	£5.77
– Hong Kong	HK$89.40	HK$67.81
Closing market price per American Depositary Share[7]	US$57.09	US$44.15

	Over 1 year	Over 3 years	Over 5 years

HSBC total shareholder return to 31 December 2009[8]	128.3	103.6	120.6
Benchmarks:
– FTSE 100[9]	127.3	98.0	135.4
– MSCI World[10]	116.7	103.6	134.9
– MSCI Banks[11]	125.2	70.6	92.3

Return on average invested capital (per cent)	Cost efficiency ratio (per cent)

For footnotes, see page 5.

HSBC HOLDINGS PLC
Financial Highlights (continued)

5-year comparison / Footnotes

Five-year comparison

	2009	2008	2007	2006	2005
	US$m	US$m	US$m	US$m	US$m

For the year
Net interest income	40,730	42,563	37,795	34,486	31,334
Other operating income	37,901	46,008	49,806	35,584	30,370
Loan impairment charges and other credit risk provisions	(26,488)	(24,937)	(17,242)	(10,573)	(7,801)
Total operating expenses	(34,395)	(49,099)	(39,042)	(33,553)	(29,514)
Profit before tax	7,079	9,307	24,212	22,086	20,966
Profit attributable to shareholders of the parent company	5,834	5,728	19,133	15,789	15,081
Dividends[1]	5,639	11,301	10,241	8,769	7,750

At the year-end
Called up share capital	8,705	6,053	5,915	5,786	5,667
Total shareholders’ equity	128,299	93,591	128,160	108,352	92,432
Capital resources[12,13]	155,729	131,460	152,640	127,074	105,449
Customer accounts	1,159,034	1,115,327	1,096,140	896,834	739,419
Undated subordinated loan capital	2,785	2,843	2,922	3,219	3,474
Preferred securities and dated subordinated loan capital[14]	52,126	50,307	49,472	42,642	35,856
Loans and advances to customers[15]	896,231	932,868	981,548	868,133	740,002
Total assets	2,364,452	2,527,465	2,354,266	1,860,758	1,501,970

	US$	US$	US$	US$	US$

Per ordinary share
Basic earnings[16]	0.34	0.41	1.44	1.22	1.18
Diluted earnings[16]	0.34	0.41	1.42	1.21	1.17
Dividends	0.34	0.93	0.87	0.76	0.69
Net asset value at year-end[17]	7.17	7.44	10.72	9.24	8.03

Share information
US$0.50 ordinary shares in issue (millions)	17,408	12,105	11,829	11,572	11,334

	%	%	%	%	%

Financial ratios
Dividend payout ratio[18]	100.0	226.8	60.4	62.3	58.5
Post-tax return on average total assets	0.27	0.26	0.97	1.00	1.06
Return on average total shareholders’ equity	5.1	4.7	15.9	15.7	16.8
Loans and advances to customers as a percentage of customer accounts	77.3	83.6	89.5	96.8	100.1
Average total shareholders’ equity to average total assets	4.72	4.87	5.69	5.97	5.96

Capital ratios[12]
Tier 1 ratio	10.8	8.3	9.3	9.4	9.0
Total capital ratio	13.7	11.4	13.6	13.5	12.8

Foreign exchange translation rates to US$
Closing – £:US$1	0.616	0.686	0.498	0.509	0.581
– €:US$1	0.694	0.717	0.679	0.759	0.847
Average – £:US$1	0.641	0.545	0.500	0.543	0.550
– €:US$1	0.719	0.684	0.731	0.797	0.805
For footnotes, see page 5.

Consolidated Financial Statements
The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2009, there were no unendorsed standards effective for the year ended 31 December 2009 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2009 are prepared in accordance with IFRSs as issued by the IASB.
HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts and funds its business. Unless otherwise stated, the information presented in this document has been prepared in accordance with IFRSs.
When reference to ‘underlying’ or ‘underlying basis’ is made in tables or commentaries, comparative information has been expressed at constant currency (see page 21), eliminating the impact of fair value movements in respect of credit spread changes on HSBC’s own debt and adjusting for the effects of acquisitions and disposals. A reconciliation of reported and underlying profit before tax is presented on page 22.
Footnotes to Financial Highlights

1	Dividends recorded in the financial statements are dividends per ordinary share declared in a year and are not dividends in respect of, or for, that year. The third interim dividend for 2008 of US$0.18 was paid on 14 January 2009. The fourth interim dividend for 2008 of US$0.10 was paid on 6 May 2009. First, second and third interim dividends for 2009, each of US$0.08 per ordinary share, were paid on 8 July 2009, 7 October 2009 and 13 January 2010, respectively. Note 12 on the Financial Statements provides more information on the dividends declared in 2009. On 1 March 2010 the Directors declared a fourth interim dividend for 2009 of US$0.10 per ordinary share in lieu of a final dividend, which will be payable to ordinary shareholders on 5 May 2010 in cash in US dollars, or in pounds sterling or Hong Kong dollars at exchange rates to be determined on 26 April 2010, with a scrip dividend alternative. The reserves available for distribution at 31 December 2009 were US$34,460 million.

Quarterly dividends of US$15.50 per 6.20 per cent non-cumulative Series A US dollar preference share, equivalent to a dividend of US$0.3875 per Series A ADS, each of which represents one-fortieth of a Series A dollar preference share, were paid on 16 March 2009, 15 June 2009, 15 September 2009 and 15 December 2009.

Quarterly coupons of 8.125 per cent capital securities of US$0.508 were paid on 15 January 2009, 15 April 2009, 15 July 2009 and 15 October 2009.

2	The definition of return on average invested capital and a reconciliation to the equivalent GAAP measures are set out on page 19.

3	The return on average total shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by average total shareholders’ equity.

4	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.

5	This footnote is intentionally left blank.

6	The prices of HSBC Holdings ordinary shares and American Depositary Shares (‘ADS’) have been adjusted for the 5-for-12 rights issue completed in April 2009.

7	Each ADS represents five ordinary shares.

8	Total shareholder return is defined on page 19.

9	The Financial Times Stock Exchange 100 Index.

10	The Morgan Stanley Capital International World Index.

11	The Morgan Stanley Capital International World Bank Index

12	The calculation of capital resources, capital ratios and risk-weighted assets for 2009 and 2008 is on a Basel II basis. 2005 to 2007 comparatives are on a Basel I basis.

13	Capital resources are total regulatory capital, the calculation of which is set out on page 289.

14	Includes perpetual preferred securities, details of which can be found in Note 32 on the Financial Statements.

15	Net of impairment allowances.

16	The effect of the bonus element of the rights issue (Note 13 on the Financial Statements) has been included within the basic and diluted earnings per share.

17	The definition of net asset value per share is total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue.

18	Dividends per ordinary share expressed as a percentage of earnings per ordinary share.

HSBC HOLDINGS PLC
Cautionary Statement Regarding Forward-Looking Statements

Cautionary statement

The Annual Report and Accounts 2009 contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC.
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
     Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These factors include, among others:
•	changes in general economic conditions in the markets in which HSBC operates, such as:
–	continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts;

–	changes in foreign exchange rates, in both market exchange rates (for example, between the US dollar and pound sterling) and government-established exchange rates (for example, between the Hong Kong dollar and US dollar);

–	the timing of interest rate rises in countries which have reduced policy rates to close to zero and more general volatility in interest rates;

–	volatility in equity markets, including in the smaller and less liquid trading markets in Asia and Latin America;
–	lack of liquidity in wholesale funding markets;

–	illiquidity and downward price pressure in national real estate markets, particularly consumer-owned real estate markets;

–	the ease with which central banks which have provided liquidity support to financial markets through quantitative easing and extended liquidity schemes are able to withdraw such support and the timing of any withdrawal;

–	heightened market concerns over sovereign creditworthiness in over-indebted countries;

–	the impact of lower than expected investment returns on the funding of private and public sector defined benefit pensions;

–	the effect of unexpected changes in actuarial assumptions on longevity which would influence the funding of private and public sector defined benefit pensions; and

–	consumer perception as to the continuing availability of credit, and price competition in the market segments served by HSBC.
•	changes in government policy and regulation, including:
–	the monetary, interest rate and other policies of central banks and other regulatory authorities, including the UK Financial Services Authority, the Bank of England, the Hong Kong Monetary Authority, the US Federal Reserve, the US Securities and Exchange Commission, the US Office of the Comptroller of the Currency, the European Central Bank, the People’s Bank of China and the central banks of other leading economies and markets where HSBC operates;

–	initiatives to change the size, scope of activities and interconnectedness of financial institutions following consideration of the regulatory consultations currently under way;

–	revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix;

–	imposition of levies or taxes designed to change business mix and risk appetite;

–	the practices, pricing or responsibilities of financial institutions serving their consumer markets;

–	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;

–	changes in bankruptcy legislation in the principal markets in which HSBC operates and the consequences thereof;

–	general changes in government policy that may significantly influence investor decisions, in particular in markets in which HSBC operates, including financial institutions newly taken into state ownership on a full or partial basis;

–	extraordinary government actions as a result of current market turmoil;

–	other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for HSBC’s products and services;
–	the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and

–	the effects of competition in the markets where HSBC operates including increased competition from non-bank financial services companies, including securities firms.
•	factors specific to HSBC:
–	the success of HSBC in adequately identifying the risks it faces, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, HSBC’s ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and

–	the success of HSBC in addressing operational, legal and regulatory, and litigation challenges.

HSBC HOLDINGS PLC
Group Chairman’s Statement

Group Chairman’s Statement

2009: a year of transition
In a number of important respects, 2009 was a year of transition.
     It began with further turbulence in global financial markets but, during the year, the markets pulled back from uncertainty and progressively stabilised as a consequence of the continued, extraordinary and timely actions by governments and central banks.
     2009 also saw the deepest contraction in the real economy in any year since the Second World War. However, it was apparent by year end that the worst was over – even if confidence remained fragile and recovery would be uneven.
     The global macro-economic transition from West to East gathered pace during 2009. At HSBC we have long been convinced that the world’s economic centre of gravity is shifting, and the financial crisis has only accelerated this trend.
     Nevertheless, huge challenges and risks remain for all of us.
     While emerging markets are leading global recovery and seem certain to drive the majority of the world’s growth in the generation ahead, recovery in developed markets has been slow to start, and unemployment remains high.
     Furthermore, the global rebalancing of demand has barely begun. The financial crisis brought into stark relief the extent of the imbalances, especially between over-consuming Western economies and high-saving emerging markets. Rebalancing requires structural change and international co-operation, and it will take time.
     There are also important lessons to learn as we seek to reform the financial system. Few of these lessons are quick or simple, but the need for urgent change is clearer than ever.
Supporting customers and delivering results throughout the cycle
Throughout the crisis, HSBC has remained profitable, financially strong and independently owned by our shareholders.
     It is testimony to the quality and strength of HSBC’s management team that, in 2009, our underlying performance was significantly ahead of 2008. On an underlying basis, and excluding the impact of the goodwill impairment recorded in 2008, pre-tax profit was US$13.3 billion, 56 per cent higher. On a reported basis, profit before tax was US$7.1 billion, down 24 per cent, in part due to the reversal of fair value accounting gains on our own debt.
     That HSBC has reported a pre-tax profit in all three years since the onset of the crisis should be a source of great confidence to our shareholders, our depositors and all of our customers. Our track record of delivering results through adversity, and at all stages of the economic cycle, remains intact.
     We continued to enhance our financial strength during 2009. We strengthened our capital base by US$10.2 billion through underlying profit generation. This comfortably covers our dividends declared, which total US$5.9 billion in respect of 2009. The directors have announced a fourth interim dividend of 10 cents per ordinary share, payable on 5 May 2010, and we remain one of the leading payers of dividends in financial services, declaring dividends in respect of the last three years of over US$24 billion in total.
     The successful completion of our rights issue in April added US$17.8 billion to shareholders’ equity and helped to set the tenor for market recovery. Its success demonstrated the strong confidence which you, our shareholders, have in our future and we are profoundly thankful for your support.
     We indicated at the time of the rights issue our expectation that, if successful, it would increase our tier 1 ratio by around 150 basis points. I am pleased to report that our tier 1 ratio increased by some 250 basis points to 10.8 per cent at 31 December 2009, largely as a result of the rights issue and internal capital generation. The core tier 1 ratio was 9.4 per cent at the same date, increasing by some 240 basis points.
     Throughout the crisis, our strategy has remained clear: to build on our position as the leading international and emerging markets bank. We have also never forgotten that it is our responsibility to make a real contribution to economic and social development, and that our ability to do so is fundamental to our success in delivering sustainable value to our shareholders.
     Meeting our commitments to the communities we serve around the world is not some optional extra or by-product of our business – it is part of our raison d’être. In Argentina, which was in the midst of the peso crisis ten years ago, we did not abandon our customers and have remained committed to the market ever since. In 2009, our operations there reported their best-ever underlying performance and resumed paying cash dividends to the Group in January 2010. In mainland China, we are proud of our position as the leading international bank, and we continued to build our strong rural presence during the year. In Indonesia, we nearly doubled our network to support the growing financial needs of personal and business banking customers, and we launched our SME fund in the United Arab Emirates in January 2010. These are just a few examples which illustrate our commitment to helping people prepare for the future, building prosperity and security for their families and communities.
Robust corporate governance and unrivalled management experience
In 2009 we announced that, as Group Chief Executive, Michael Geoghegan would take responsibility for developing strategy as part of his overall responsibilities for the performance of the Group’s business. We relocated the principal office of the Group Chief Executive to Hong Kong and, on 1 February 2010, he succeeded Vincent Cheng as Chairman of The Hongkong and Shanghai Banking Corporation Limited. This underscores our commitment to our emerging markets businesses and reflects the historic shift now taking place in the global economy.
     HSBC’s corporate headquarters remain in the UK, where we continue to benefit from being at the heart of one of the world’s pre-eminent financial centres. From this base, as Chairman, I spend an increasing amount of my time engaging with policymakers and regulators throughout the world on behalf of the Group, on the growing number of policy issues which are crucial for the banking industry in general and for HSBC in particular.
     At HSBC, we have an extremely strong, diverse and engaged Board and the international experience and expertise of our management team is something which sets us apart. We are committed to delivering effective supervision and to compliance with the principles set out in the Walker Review in the UK. During 2009, we also took further steps to strengthen our top management team. Sandy Flockhart was appointed Chairman, Personal and Commercial Banking, with responsibility for Personal Financial Services, Commercial Banking and Insurance, HSBC’s Latin American and African businesses, and most Group functions. Stuart Gulliver was appointed Chairman, Europe, Middle East and Global Businesses and assumed responsibility for Private Banking, adding to his responsibilities for Global Banking and Markets. Douglas Flint assumed additional responsibilities for Regulation and Compliance in an expanded role as Chief Financial Officer, Executive Director, Risk and Regulation. Peter Wong was appointed Chief Executive of The Hongkong and Shanghai Banking Corporation Limited, succeeding Sandy Flockhart.
     I would like to thank Vincent Cheng for his tremendous contribution over the past five years as Chairman of The Hongkong and Shanghai Banking Corporation Limited, and look forward to continuing to work with him as a main Board member and Chairman of HSBC Bank (China) Company Limited.
     I would also like to say thank you on behalf of the Board to three of our directors, José Luis Durán, William Fung and Sir Mark Moody-Stuart, who will retire by rotation at the 2010 Annual General Meeting and will not seek re-election. It has been a privilege to work with each of them and all of us on the Board are extremely grateful for their counsel and support.
Learning the lessons from the crisis
In 2009, the G20 set out its clear belief that sustainable globalisation and rising prosperity will require an open world economy based on market principles, effective regulation, and strong global institutions. At HSBC, we agree that these principles are critical for the common good. It is vital that the industry should engage constructively in the debate about how this should work in practice and HSBC is participating fully in these discussions. In our view, the overall objective must be to deliver three effective market mechanisms.
     Competitive product provision is fundamental to economic and social development. In the recent past, attempts to drive ever greater profits from the same source resulted in distorted products, lack of transparency and over-complexity. The industry needs to learn the lessons from this and deliver a market which provides financial services that are competitive, transparent and responsive to genuine customer needs.

HSBC HOLDINGS PLC
Group Chairman’s Statement (continued)

Group Chairman’s Statement

     The market for capital has also suffered from clear distortions in recent years. There has been too great an emphasis on short-term gains, often accompanied by shareholder pressure to increase leverage in order to boost returns, and a dangerous underpricing of risk. This resulted in unsustainable returns, which in some cases proved to be illusory. Banks must be appropriately capitalised, sufficiently liquid and not overstretched, and getting this right will be crucial in delivering the sustainable financial system we need for the future.
     Partly because of these problems in other areas of the marketplace, the third area requiring urgent reform is the market for talent. There is understandable public anger in some countries as a result of the practices at certain banks and, in particular, because of the egregious reward of management failure. We have witnessed unacceptable distortions – from rewards linked to unsustainable or illusory day-one revenues which encouraged excessive risk-taking; to multi-year guaranteed bonuses with no performance criteria. Over the last three years I have spoken publicly about my concerns regarding remuneration and I will set out our principles at HSBC.
Rewarding sustainable performance
First, for any bank to be sustainable it must strike the right balance in serving the long-term interests of its stakeholders. It must deliver sustainable returns to shareholders on their investment; it must maintain the capital strength needed to support the customers and economies it serves; and it must reward its employees appropriately. My own experience is that colleagues want to know that their job makes a difference and contributes to social and economic development; reward is simply not the only motivating factor. Nonetheless it is important, and companies have a clear responsibility to treat their employees appropriately.
     It therefore follows that remuneration must be firmly tied to sustainable performance and must not reward failure. It should be properly aligned with risk which remains on the balance sheet, and subject to deferral and to clawback in case performance later proves to be unsatisfactory.
     Second, in order to maintain long-term competitive advantage, remuneration must be market-based. Underpaying ultimately results in a company losing some of its best people. HSBC is domiciled in the UK but we have around 300,000 employees in 88 countries and territories. We have to think internationally, and remuneration policy is no exception. Similarly, if pre-eminent financial centres like London are to remain home to firms like HSBC, those of us who care for its future must reflect the reality of the global marketplace in our thinking and approach.
     Third, an independent Remuneration Committee should conduct rigorous international benchmarking on compensation and consult appropriately on its conclusions. These are the principles we have followed in determining HSBC’s rewards this year.
     Our executive Directors have a combined 178 years of service – a track record almost without parallel in the industry. I believe there is no better management team in banking and it is no coincidence that HSBC has remained profitable throughout the financial crisis and paid dividends when few other banks did. Indeed, for 2009, our total dividends to shareholders once again comfortably exceed total bonus awards. We have not needed taxpayers’ money; on the contrary, HSBC has contributed nearly £5 billion in tax to the UK economy over the past five years.
     At HSBC, we firmly believe that bonuses are a legitimate and proper element of reward providing, of course, awards fully satisfy the principles set out above. The G20 has set out clear guidance which HSBC wholly supports, and we comply with the Financial Services Authority’s remuneration code of practice. Indeed, our decision to defer 100 per cent of executive Director bonuses in respect of 2009 over three years exceeds these guidelines.
     Proper pay for proper performance includes ensuring market-based pay for employees over time. The Board expects fixed pay in banking to increase as a proportion of total compensation, especially for important risk and supervisory functions. This is a process we intend to see through at HSBC, and our management team is no exception.
     The Board fully appreciates that, in these extraordinary times, remuneration is enormously sensitive – and particularly so when the absolute numbers involved are large by any standards, even if they are not in comparison with some other companies of HSBC’s standing. Our practice is clear and transparent and this year’s executive awards are set out in the Directors’ Remuneration Report published today. We absolutely believe that the decisions we have taken on this year’s remuneration awards are right – for all of our stakeholders.
Building a sustainable financial system for the future
As policymakers and industry participants take the

necessary steps to improve the way our markets work, there are also some important over-arching challenges which we must address.
     It is imperative to strike the right balance between strengthening the financial system and supporting economic growth. ‘De-risking’ the banking system, if taken too far, will throttle recovery and drive risk into other, unregulated parts of the capital markets. It is in the collective public interest to get this balance right. We must not rush to implement hastily conceived responses and policy must be co-ordinated internationally if we are to manage risk better in a truly global industry.
     Policymakers also need to evolve new macroeconomic tools which will assist them to manage the supply of credit, as well as the cost of credit, in the economy. I believe a key element of this involves managing bank capital on a countercyclical basis which strikes the right balance between financial system stability and the prospects for economic growth. We cannot deliver a sustainable financial system without improving the wider framework for macroeconomic management too.
     Finally, in the context of a wide-ranging discussion on the appropriate size and shape of banks, we must recognise that corporate structure and liquidity management are at least as important as size per se. This debate has sometimes been given the unhelpful shorthand ‘too big to fail’, but the reality is more complex than the headlines suggest.
We believe that the financial system needs banks which are ‘big enough to cope’ by having a diversified business portfolio, helping to reduce risk and to generate consistent returns. There has likewise not been enough consideration given to the need for banks to be ‘broad enough to serve’ those global customers who have increasingly diverse financial needs. In short, it is undesirable and impractical to prescribe some ideal model for a bank. The crisis clearly demonstrated that systemic importance is not a function of size or business focus.
     HSBC has always believed in having a transparent structure based on separately capitalised subsidiaries, takes a conservative approach to liquidity management, and has built a business with the scale to provide broad, diversified services to its global customers. While the detail and timing of regulatory change remain uncertain, we are confident that our focus on these fundamentals positions us strongly and competitively to respond to the challenges ahead.

S K Green, Group Chairman
1 March 2010

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review

Principal activities / Strategic direction / Challenges and uncertainties

Principal activities

HSBC is one of the largest banking and financial services organisations in the world, with a market capitalisation of US$199 billion at 31 December 2009.
     Through its subsidiaries and associates, HSBC provides a comprehensive range of banking and related financial services. Headquartered in London, HSBC operates through long-established businesses and has an international network of some 8,000 properties in 88 countries and territories in six geographical regions: Europe; Hong Kong; Rest of Asia-Pacific; the Middle East; North America and Latin America. Previously, the Middle East was reported as part of Rest of Asia-Pacific. Within these regions, a comprehensive range of financial services is offered to personal, commercial, corporate, institutional, investment and private banking clients. Services are delivered primarily by domestic banks, typically with large retail deposit bases, and by consumer finance operations.
     Taken together, the five largest customers of HSBC do not account for more than one per cent of HSBC’s income.
     The Group has contractual and other arrangements with numerous third parties in support of its business activities. None of the arrangements is individually considered to be essential to the business of the Group.
     There were no significant acquisitions during the year (for details of acquisitions see page 444).
Strategic direction

HSBC’s strategic direction reflects its position as ‘The world’s local bank’, combining the largest global emerging markets banking business and a uniquely cosmopolitan customer base with an extensive international network and substantial financial strength.
     The Group’s strategy is aligned with the key trends which are shaping the global economy. In particular, HSBC recognises that, over the long term, developing markets are growing faster than the mature economies, world trade is expanding at a greater rate than gross domestic product and life expectancy is lengthening virtually everywhere. HSBC’s strategy is focused on delivering superior growth and earnings over time by building on the Group’s heritage and skills. Its origins in trade in Asia have had a considerable influence over the development of the Group and, as a consequence, HSBC has an established and longstanding presence in many countries. The combination of local knowledge and international breadth is supported by a substantial financial capability founded on balance sheet strength, largely attributable to the scale of the Group’s retail deposit bases.
     HSBC is, therefore, continuing to direct incremental investment primarily to the faster growing markets and, in the more developed markets, is focusing on businesses and customer segments which have international connectivity. A policy of maintaining HSBC’s capital strength and strong liquidity position remains complementary to these activities and is the foundation of decisions about the pace and direction of investment.
     The Group has identified three main business models for its customer groups and global businesses that embody HSBC’s areas of natural advantage:
•	businesses with international customers for whom connections with developing markets are crucial – Global Banking and Markets, Private Banking, the large business segment of Commercial Banking and the mass affluent segment of Personal Financial Services;

•	businesses with local customers where service efficiencies can be enhanced through global scale – the small business segment of Commercial Banking and the mass market segment of Personal Financial Services; and

•	products where global scale is possible by applying the Group’s efficiency, expertise and brand – product platforms such as global transaction banking.
     The means of executing the strategy and making greater use of the linkages within the Group are clear:
•	the HSBC brand and global networks will be leveraged to reach new customers and offer further services to existing clients;

•	efficiency will be enhanced by taking full advantage of local, regional and global economies of scale, in particular by adopting a common systems architecture wherever possible; and

•	objectives and incentives will be aligned to motivate and reward staff for being fully engaged in delivering the strategy.
Challenges and uncertainties

Current economic and market conditions may adversely affect HSBC’s results
HSBC’s earnings are affected by global and local economic and market conditions. The dislocation in financial markets which began in August 2007 put financial institutions under considerable pressure. Market turbulence was accompanied by recessionary conditions in developed economies and a slowdown in emerging countries, with serious adverse consequences for asset values, employment, consumer confidence and levels of economic activity. The global economy entered the most severe downturn for 80 years in 2008.
     Governments and central banks took concerted action to make substantial funds and deposit guarantees available to boost liquidity and confidence in their financial systems, stimulate lending and support institutions which were judged to be at risk of failing. In addition, governments extended fiscal stimulus programmes and central banks reduced interest rates. As a consequence, conditions eased in 2009 and most leading developed economies began to emerge from recession, although the pace and depth of recovery was uneven across economies and asset markets. The financial services industry continued to face an unusually high degree of uncertainty.
     Despite some evidence of stabilisation in housing market conditions during 2009, the dramatic declines of the previous two years, particularly in the US and the UK, continued to affect adversely the credit performance of real estate-related exposures. Higher unemployment undermined consumer confidence and this, coupled with the deterioration in house prices, led to lower spending which weakened economies. This resulted in significant write-downs of related asset values by financial institutions, including HSBC. These write-downs, both of direct lending exposures and of asset-backed securities, caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger competitors and, in some cases, to fail.
     Economic conditions remain fragile, and the risk exists that major economies may suffer a ‘double dip’ recession in which the improvements seen in a number of important markets reverse. This could have an adverse effect on HSBC’s operating results. In particular, the Group may face the following challenges in connection with these events:
•	HSBC’s ability to assess the creditworthiness of its customers or to estimate the values of its assets may be impaired if the models and techniques it uses become less accurate in their predictions of future behaviour, valuations or estimates. The process HSBC uses to estimate losses inherent in its credit exposure or assess the value of certain assets requires difficult, subjective and complex judgements. These include forecasts of economic conditions and how predicted economic scenarios may impair the ability of HSBC’s borrowers to repay their loans or affect the value of assets. As a consequence, this process may be less capable of making accurate estimates which, in turn, may undermine the reliability of the process;

•	the demand for borrowing from creditworthy customers may diminish should economic activity slow;

•	a prolonged period of low interest rates will constrain net interest income earned by HSBC on its excess deposits;

•	HSBC’s ability to borrow from other financial institutions or to engage in funding transactions on favourable terms, or at all, could be adversely affected by any renewed disruption in the capital markets or deteriorating investor sentiment;

•	market developments may continue to depress consumer confidence and may cause further declines in credit card usage and adverse changes in payment patterns, leading to increases in delinquencies and default rates, write-offs and loan impairment charges beyond HSBC’s expectations;

•	loan impairment allowances and write-offs would be likely to rise in the event of a ‘double dip’ recession as consumer confidence weakened and business failures increased;

•	HSBC expects to face increased regulation and supervision of the financial services industry, following new proposed regulatory measures in countries in which it operates;

•	trade and capital flows may contract as a result of protectionist measures being introduced in certain markets; and

•	increased government ownership and control over financial institutions and further consolidation in the financial industry which could significantly alter the competitive landscape.
     As a global financial institution, HSBC is exposed to these developments across all its businesses, both directly and through their impact on its customers and clients. Local variations exist, however, reflecting regional circumstances and presenting challenges to HSBC which are specific to those areas. HSBC’s strong balance sheet and capital position, its roots in emerging markets and

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Challenges and uncertainties

its links with the developed world provide it with the platform to continue to grow, taking opportunities to expand its operations in existing markets and connect local customers internationally.
Europe
In the UK, the contraction in economic output appears to have ceased with the country emerging slowly from recession in the last quarter of 2009. However, economic indicators remain weak and the risk of the country slipping back into recession in 2010 remains, thus delaying the recovery. Government measures to tackle the record levels of national debt, including taxation increases and public spending cuts, are also likely to result in a slower recovery than from other recessions. Political involvement in the regulatory environment and the major financial institutions in which the state has a direct financial interest will continue. Government demands for increased credit to support the economic recovery coupled with regulatory actions to diminish the banking sector’s reliance on short-term wholesale funding will increase competition for deposits, narrowing margins. The combination of slow economic recovery, government intervention and increased competition for deposits will maintain pressure on profitability within HSBC’s retail business model. Credit quality is expected to improve in some sectors, however, as the economy returns to growth but could suffer a reversal should there be any further increase in unemployment in 2010.
     In France, following government stimulus measures, the economy has started recovering with gross domestic product (‘GDP’) growing slightly from the second quarter of 2009 and the number of companies in default stabilising. Although unemployment is rising and there are concerns about the public deficit, household consumption remains robust and continues to drive the economy. HSBC’s retail business model depends on banking fees and a consolidation of the recovery observed in the financial markets in 2009 will help sustain profitability. Credit quality is expected to remain stable for personal customers due to the quality of the client base, though the outlook for commercial credit remains less certain.
     Outside the UK and France, conditions are likely to remain difficult in some of the countries in which HSBC currently operates in Europe and volatility is expected to continue, in particular as markets focus on potential sovereign credit deterioration.
Hong Kong and Rest of Asia-Pacific
In Asia-Pacific, Hong Kong remains HSBC’s key market, and through the financial crisis has continued to generate relatively high returns on capital. HSBC will invest to maintain its competitive position in Hong Kong while continuing to support its growing franchises in other markets in the region. The slowdown in commercial activity, which precipitated the coordinated government stimulus packages, affected fee-based businesses, and continuing low interest rates have left deposit spreads compressed. However, HSBC is now seeing more lending demand as regional economies emerge from recession and equity markets and cross-border trade flows improve. HSBC attracted higher deposits in 2009 despite intensified competition for liquidity, and this added to the challenges of finding opportunities to deploy the deposits where credit demand remained muted. A recent increase in lending has started to ease some of these pressures. Emerging markets in Asia-Pacific currently offer the brightest prospects, with GDP growth in mainland China and India, in particular, expected to be strong in 2010.
     As the world’s fastest growing region, Asia is expected to drive incremental growth in the global recovery. Inflation triggered by rising output prices and increased demand remains a concern which has prompted regulatory interventions in the form of ‘cooling measures’ to manage asset growth and prevent, as far as possible, asset bubbles emerging. Mainland China has been prominent in taking a lead in this area. HSBC’s strong liquidity position in the region remains key to the Group’s ability to expand as well as increase margins when interest rates begin to rise again, the timing of which remains uncertain. Regional markets are likely to remain competitive due to the growing presence of large domestic and regional banks, for example, the mainland Chinese banks in Hong Kong.
Middle East
After a very difficult year, there are signs that the conditions for a recovery in Middle East economic activity have begun to emerge. Assuming an average oil price in excess of US$70 a barrel, public finances in the key oil producing states such as Saudi Arabia, Qatar and the United Arab Emirates (‘UAE’) should improve, allowing governments to maintain and even accelerate fiscal stimulus programmes.
     Investment spending is also likely to pick up after last year’s slowdown, although ongoing difficulty accessing funding will impede the pace of capital spending growth for the public and private sector alike. Tight financing conditions as well as a sharp fall in asset prices in some parts of the region will also weigh on an expected increase in private consumption levels.
     Provided the external environment continues to strengthen, regional non-commodity exporters such as Egypt should see the recent downturn in demand for tourism and trade services slowly reverse, offering additional support for growth.
     With most regional economies basing their monetary regimes around a US dollar-peg, interest rates are expected to remain at historically low levels across much of the region in 2010. Coupled with growth in government spending and gains in global commodity prices, this may result in a rise in inflation. After the sharp economic downturn of 2009, however, the increase in price pressure is unlikely to be pronounced.
North America
In 2009, the economic backdrop in the US continued to be characterised by tight credit conditions, reduced economic growth and a weak housing market. Against this, market confidence began to increase, beginning in the second quarter of the year, stemming largely from government initiatives to restore faith in the capital markets, and the benefits to borrowers of the prolonged period of low Federal funds rates. The latter put pressure on spreads earned on HSBC’s deposit base, however. As the disruption to financial markets eased, evidence emerged of contracting credit spreads and improved liquidity during 2009, beginning in the second quarter of the year, enabling many companies to issue debt and raise new capital.
     The reduction in uncertainty helped capital markets to recover and stock markets to rise. Signs of stabilisation in house prices, most notably in the lower price ranges, began to emerge in the third quarter of the year. An improvement in unemployment and a sustained recovery in the housing market continue to remain critical to consumer confidence and a broader US economic recovery. Although consumer confidence has improved, it remains depressed on a historical basis, driven by declines in household income and wealth and the job market remaining difficult. It is likely that these conditions will continue to constrain the Group’s results into 2010, although the degree to which this happens remains uncertain.
     On 14 January 2010, the US Administration announced its intention to propose a Financial Crisis Responsibility Fee to be assessed against financial institutions with more than US$50 billion on consolidated assets for at least 10 years. It is not possible to assess the financial impact of this proposal, however, until final legislation has been enacted.
Latin America
Economic activity in Latin America was affected by the global economic recession in 2009. The region’s weighted average GDP is expected to fall by 2.7 per cent in the year, though growth may resume in 2010 given the outlook for world trade and a rebound in economic activity. Unemployment rates in the region rose in 2009 and it is probable that this trend will continue, albeit at a slower pace as economies begin to recover. Inflation fell due to falling commodity prices and lower demand. These effects will begin to reverse in 2010 and consequently inflation may rise.
     HSBC is positioning itself to grow in select customer markets, though challenges remain to expanding business volumes. Margin pressures are expected to continue throughout the region due to fierce competition for prime customers and lower interest rates than the historical averages. Any further reduction in GDP and increase in unemployment will negatively affect business activity, compounded by uncertainty surrounding presidential elections in Costa Rica, Colombia and Brazil in 2010 and in Peru and Argentina in 2011.
Liquidity and funding risks are inherent in HSBC’s business
HSBC’s business model is founded upon having ready access to financial resources whenever required to meet its obligations and grow its business. To this end, HSBC entities seek to maintain a diversified and stable funding base comprising core retail and corporate customer deposits and institutional balances, and certain entities augment this with modest amounts of long-term wholesale funding. In addition, HSBC holds portfolios of highly liquid assets diversified by currency and maturity to enable it to respond to unusual liquidity requirements.
     Where markets become illiquid, the value at which financial instruments can be realised is highly uncertain, and although processes are available to estimate fair values, they require substantial elements of judgement, assumptions and estimates (which may change over time). The risk of illiquidity, therefore, may reduce capital resources as valuations decline. Actions or the threat of actions by third parties and independent market participants, such as rating agency downgrades of instruments to which HSBC has exposure, can result in reduced

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Challenges and uncertainties

liquidity and valuations of those instruments. The liquidity of those HSBC entities that utilise long-term wholesale markets could be constrained by an inability to access them due to a variety of unforeseen market dislocations or interruptions. Rating agencies which determine HSBC’s credit ratings and thereby influence the Group’s cost of funds, take into consideration the effectiveness of HSBC’s liquidity risk management framework.
     The market conditions that the financial services industry experienced during the height of the crisis were reflected in decreased liquidity, reduced availability of long-term wholesale market funding, pressure on capital and extreme price volatility across a wide range of asset classes. Illiquidity prevented the realisation of some asset positions and constrained risk distribution in ongoing banking activities. The market conditions also highlighted the significant benefits of a diversified core deposit base, leading to increased competition for such deposits and the greater risk of deposit migration between competitors.
     HSBC’s Global Banking and Markets business operates in many markets affected by illiquidity and is subject to the threat of extreme price volatility, either directly or indirectly, through exposures to securities, loans, derivatives and other commitments. At the height of the financial crisis, HSBC made substantial write-downs and recognised impairments on illiquid legacy credit and structured credit positions. Although during 2009 there was some moderation in market conditions, it is difficult to predict if this trend will continue and, if conditions worsen, which of HSBC’s markets, products and other businesses will be affected. Any repeat of these factors could have an adverse effect on the Group’s results.
Reform of the regulatory environment presents risks to HSBC
There are potential strategic and structural risks to the organisation, nature and scope of the Group’s business activities and opportunities posed by many of the proposals for regulatory reform being debated both internationally and domestically in response to the recent financial crisis. A consensus has emerged among the G-20 nations that institutions that would pose a systemic risk if they were to fail should be subject to enhanced regulation in markets in which they have a substantial presence. HSBC is likely to be considered a systemically significant institution in its key markets. The Basel Committee on Banking Supervision (‘The Committee’) has issued a comprehensive reform package to address the lessons of the crisis which includes proposals on strengthening global capital and liquidity regulations and the resolution of systemically significant cross-border banks. The Committee’s paper entitled ‘Strengthening the Resilience of the Banking Sector’ proposes changes to both the composition of capital and the risk coverage of the capital framework, as well as the introduction of a leverage ratio and measures to promote the build up of capital buffers. The stated intention of these proposals is to promote a more resilient banking sector, to improve the banking sector’s ability to absorb shocks, to improve risk management and to strengthen bank transparency and disclosure. The proposals on liquidity aim to elevate the resilience of internationally active banks to liquidity stresses, as well as increasing international harmonisation of liquidity risk supervision. A study of the impact of all these proposals on individual banks, and the financial services industry as a whole, is taking place in the first half of 2010 in parallel with a consultation process. The Committee is then seeking to agree proposals by the end of 2010 for implementation by the end of 2012.
     At the same time, the European Commission, the UK Tripartite Authorities (HM Treasury, the Bank of England and the Financial Services Authority (‘FSA’)), the US Government and others have made a number of proposals for adjustments in their regulatory regimes which could affect entities in the HSBC Group. HSBC is engaged actively in discussions with its regulators, both directly and through industry bodies, on the appropriate regime to be applied to various activities and entities, taking into account the interaction of global and local regulations. The precise nature, extent, form and timing of any regulatory changes, as well as the degree to which there will be effective consultation among the various jurisdictions involved, are highly uncertain and thus it is not possible to determine or estimate the likely actual impact on the Group’s business and activities. Major areas where reform is being actively discussed, all of which could affect HSBC’s business and activities, are possible capital surcharges for systemically important banks, greater emphasis on standalone national subsidiaries, reduced interconnectedness within the system, changes to capital regulations affecting both capital and capital requirements, changes in compensation practices, restrictions on certain types of financial products, and greater separation of retail and wholesale activities.
     HSBC Bank, like all authorised institutions in the UK, is subject to a ‘Special Resolutions Regime’ under the Banking Act 2009 which gives wide powers in respect of UK banks and their parent companies to HM Treasury, the Bank of England and the FSA in circumstances where any such UK bank has encountered or is likely to encounter financial difficulties.
HSBC is subject to political and economic risks in the countries in which it operates
HSBC operates through an international network of subsidiaries and affiliates in 88 countries and territories around the world. Its results are, therefore, subject to the risk of loss from unfavourable political developments, currency fluctuations, social instability and changes in government policies on such matters as expropriation, authorisations, international ownership, interest-rate caps, limits on dividend flows and tax in the jurisdictions in which it operates. These factors may also negatively affect revenues from the trading of securities and investment in securities, and credit quality in lending portfolios. The ability of HSBC’s subsidiaries and affiliates to pay dividends could be restricted by changes in official banking measures, exchange controls and other requirements. HSBC prepares its accounts in US dollars, but because a substantial portion of its assets, liabilities, assets under management, revenues and expenses are denominated in other currencies, changes in foreign exchange rates have an effect on its reported income, cash flows and shareholders’ equity.
HSBC has significant exposure to counterparty risk both within the financial sector and to other risk concentrations
HSBC has exposure to virtually all major industries and counterparties, and it routinely executes transactions with counterparties in financial services, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose HSBC to credit risk in the event of default by its counterparty or client. HSBC’s ability to engage in routine transactions to fund its operations and manage its risks could be adversely affected by the actions and commercial soundness of other financial services institutions. Financial institutions are necessarily interdependent because of trading, clearing, counterparty or other relationships. As a consequence, a default by, or decline in market confidence in, individual institutions, or anxiety about the financial services industry generally, can lead to further individual and/or systemic difficulties, defaults and losses. Where counterparty risk has been mitigated by taking collateral, HSBC’s credit risk may remain high if the collateral it holds cannot be realised or has to be liquidated at prices which are insufficient to recover the full amount of its loan or derivative exposure.
HSBC operates in a highly competitive environment, and competition could intensify as a result of current global market conditions and possible changes thereto
The financial crisis has begun to re-shape the banking landscape globally and those institutions which have emerged the strongest have reinforced both the importance of a core retail and commercial deposit funding base and strong capitalisation.
     At the height of the crisis, financial institutions requiring support from governments in a variety of ways were characterised broadly as being dependent on short-term wholesale funding which failed to roll over due to market concerns about the quality of the assets being funded. As a consequence, financial firms have sought to reduce the proportion of their balance sheets funded in the wholesale markets. As a result, competition for retail deposits and tighter balance sheet control have resulted in re-pricing of loans and advances. Although the financial industry’s renewed focus on building retail deposit bases has resulted in greater price competition in terms of interest rates offered, the strength of HSBC’s brand and its longstanding conservative balance sheet structure and its relationship-based approach have enabled the Group to increase deposits in the current environment.
     Further consolidation is expected to take place through portfolio disposals, the sale of banks and financial institutions weakened by the crisis, or the consolidation of smaller institutions which lack the scale to compete in a world of higher capital and liquidity requirements.
     In addition, the crisis has reinforced a global economic shift towards emerging markets. It is now expected that much of the growth in financial services will be in emerging markets as their economies continue to grow and the relative penetration of banking activities increases.
HSBC is subject to legal and compliance risks, which could have an adverse effect on the Group
Legal and compliance risks arise from a variety of sources with the potential to cause harm to HSBC and its ability to operate. These issues require the Group to deal appropriately with potential conflicts of interest; regulatory requirements; ethical issues; anti-money laundering laws and regulations; privacy laws; information security policies; sales and trading

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Challenges and uncertainties / KPIs

practices; and the conduct of companies with which it is associated. Failure to address these issues appropriately may give rise to additional legal and compliance risk to HSBC, with an increase in the number of litigation claims and the amount of damages asserted against HSBC, or subject HSBC to regulatory enforcement actions, fines or penalties or reputational damage.
Operational risks are inherent in HSBC’s business
HSBC is exposed to many types of operational risk, including fraudulent and other criminal activities (both internal and external), breakdowns in processes or procedures and systems failure or non availability. HSBC is also subject to the risk of disruption of its business arising from events that are wholly or partially beyond its control (for example natural disasters, acts of terrorism, epidemics and transport or utility failures) which may give rise to losses in service to customers and/or economic loss to HSBC. All of these risks are also applicable where HSBC relies on outside suppliers or vendors to provide services to it and its customers.
     The reliability and security of HSBC’s information and technology infrastructure and its customer databases are crucial to maintaining the service availability of banking applications and processes and to protecting the HSBC brand. Critical system failure, any prolonged loss of service availability or any material breach of data security, particularly involving confidential customer data, could cause serious damage to the Group’s ability to service its clients, could breach regulations under which HSBC operates and could cause long-term damage to its business and brand.
HSBC is subject to tax-related risks in the countries in which it operates, which could have an adverse effect on its operating results
HSBC is subject to the substance and interpretation of tax laws in all countries in which it operates. Tax risk is the risk associated with changes in tax law or the interpretation of tax law. It also includes the risk of changes in tax rates and the risk of consequences arising from failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to increased tax charges, including financial or operating penalties.
Key performance indicators

The Board of Directors and the Group Management Board monitor HSBC’s progress against its strategic objectives. Progress is assessed by comparison with the Group’s strategy, its operating plan targets and its historical performance using both financial and non-financial measures.
     As a prerequisite for the vesting of Performance Shares, the Remuneration Committee must satisfy itself that HSBC Holdings’ financial performance has shown a sustained improvement in the period since the award date. In determining this, the Remuneration Committee will take account of all relevant factors but, in particular, will compare HSBC’s financial key performance indicators (‘KPI’s) with the equivalent measures within the total shareholder return (‘TSR’) comparator group.
Financial KPIs
In assessing progress in delivering the Group’s strategy and monitoring HSBC’s performance, management reviews the financial KPIs described below. These KPIs are complemented by a range of secondary benchmarks which are relevant to reviewing performance against plan and at the business level.
     HSBC has published a number of key targets against which performance is measured. Financial targets have been set as follows: a return on average total shareholders’ equity over the medium term of between 15 per cent and 19 per cent; the cost efficiency ratio to be between 48 per cent and 52 per cent; and HSBC’s TSR to be in the top half of that achieved by the comparator group. The cost efficiency ratio has been set as a range within which the business is expected to remain in order to accommodate both returns to stakeholders and the need for continued investment in support of future business growth.
     In the light of market conditions and proposed changes to capital requirements currently being considered by various governmental and regulatory bodies, HSBC believes return on average total shareholders’ equity over the medium term is more likely to be around the lower end of the target range. Once regulatory proposals are in definitive form HSBC intends to publish a revised target range.

Financial KPIs – trend analysis

	2009	2008	2007	2006	2005
	%	%	%	%	%

Revenue growth[1]	(19.0)	3.4	20.8	13.4	12.2
Revenue mix[2]
Net interest income	61.5	52.1	47.8	52.8	54.4
Net fee income	26.7	24.5	27.9	26.3	25.1
Other income[3]	11.8	23.4	24.3	20.9	20.5

Cost efficiency[4]	52.0	60.1	49.4	51.3	51.2
Credit performance as measured by risk adjusted margin[5]	3.5	4.8	6.0	6.3	6.3
Return on average invested capital[6]	4.1	4.0	15.3	14.9	15.9
Return on average total shareholders’ equity[7]	5.1	4.7	15.9	15.7	16.8
Dividends per share growth[8]	(46.9)	(28.9)	11.1	11.0	10.6

	US$	US$	US$	US$	US$

Basic earnings per ordinary share[9]	0.34	0.41	1.44	1.22	1.18

For footnotes, see page 149.

	Over	Over	Over
	1 year	3 years	5 years

Total shareholder return
HSBC TSR	128.3	103.6	120.6
Benchmarks:
– FTSE 100	127.3	98.0	135.4
– MSCI World	116.7	103.6	134.9
– MSCI Banks	125.2	70.6	92.3
     Revenue growth provides an important guide to the Group’s success in generating business. In 2009, total revenue declined by 19 per cent to US$66.2 billion. On an underlying basis, revenue grew by 8 per cent, reflecting the resilience of HSBC’s income generating capabilities in these difficult economic circumstances.
     Revenue mix represents the relative distribution of revenue streams between net interest income, net fee income and other revenue. It is used to understand how changing economic factors affect the Group, to highlight dependence on balance sheet utilisation for income generation and to indicate success in cross-selling fee-based services to customers with deposit and loan facilities. This understanding assists management in making business investment decisions.
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
     Return on average total shareholders’ equity measures the return on average shareholders’ investment in the business. This enables management to benchmark Group performance against competitors and its own targets. In 2009, the ratio was 5.1 per cent or 0.4 percentage points higher than in 2008.
     HSBC aims to deliver sustained dividend per share growth for its shareholders. The total dividend for 2009, based on the year to which the dividends relate (rather than when they were paid), amounts to US$0.34 per ordinary share, a reduction of 47 per cent on 2008.
     Basic earnings per share (‘EPS’) is a ratio that shows the level of earnings generated per ordinary share. EPS is one of two KPIs used in rewarding employees and is discussed in more detail in the Director’s Remuneration Report on page 334. EPS for 2009 was US$0.34, a decline of 17 per cent on 2008.
     Total shareholder return is used as a method of assessing the overall return to shareholders on their investment in HSBC, and is defined as the growth in share value and declared dividend income during the relevant period. TSR is a key performance measure in rewarding employees. In calculating TSR, dividend income is assumed to be invested in the underlying shares. The TSR benchmark is an index set at 100 and measured over one, three and five years for the purpose of comparison with the performance of a group of competitor banks which

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

KPIs / Reconciliation of reported and underlying profit before tax reflect HSBC’s range and breadth of activities. As the comparator group includes companies listed on overseas markets, a common currency is used to ensure that TSR is measured on a consistent basis. The TSR levels at the end of 2009 were 128.3, 103.6 and 120.6 over one, three and five years respectively. HSBC’s performance did not meet the target of being in the top half of the comparator group over any of the required time periods.
     Management believes that financial KPIs must remain relevant to the business so they may be changed over time to reflect changes in the Group’s composition and the strategies employed.
Non-financial KPIs
HSBC has chosen four non-financial KPIs which are important to the future success of the Group in delivering its strategic objectives. These non-financial KPIs are reported within HSBC on a local basis.
Employee engagement
Employee engagement is a measure of employees’ emotional and rational attachment to HSBC. It is critical to the long-term success of the Group and, as such, an employee engagement target was included in the 2009 objectives for Group executives (see Directors’ Remuneration Report, page 334).
     In 2009, HSBC conducted the third Global People Survey of its workforce worldwide. The 2009 participation rate of 91 per cent was one of the highest in the industry.
     The Group’s employee engagement score rose from 67 per cent in 2008 to 71 per cent in 2009. In achieving 71 per cent, HSBC exceeded its target for 2009 of 69 per cent and the external global and sector averages. HSBC aspires to progressively improve its engagement score to best in class levels by 2011.
     The 2009 survey covered 14 aspects. Employees rated HSBC above the external global average across all aspects.
Brand perception
In order to manage the HSBC brand most effectively, the Group tracks brand health among Personal Financial Services and Business Banking customers in each of HSBC’s major markets. The survey is conducted on a consistent basis by accredited independent third-party organisations. A weighted scorecard of brand measures produces an overall score for each market on a 100-point scale, which is then benchmarked against HSBC’s main competitors. The scores from each market are then weighted according to the risk-adjusted revenues in that market to obtain the overall Group score.
     In 2009, Personal Financial Services’ customers judged HSBC’s brand to be 6 points stronger than its competitors, up from 4 points in 2008 and above the target. Business Banking customers also judged the brand to be 6 points higher than HSBC’s competitors, the same as in 2008.
Customer recommendation
Customer recommendation is an important driver of business growth for HSBC. HSBC uses a consistent measure of customer recommendation around the world to continue to improve the services provided by the Group to customers of Personal Financial Services and Business Banking. This measurement is carried out by accredited independent third-party organisations and the resulting recommendation scores are benchmarked against competitors. A 100 point scale is used to measure the score.
     The 2009 customer recommendation score for Personal Financial Services increased from +1 to +2 compared with a target of +3.
     Business Banking customer recommendation was also +2 points ahead of HSBC’s competitors but below the target of +4.
IT performance and systems reliability
HSBC tracks two key measures as indicators of IT performance; namely, the number of customer transactions processed and the reliability and resilience of systems measured in terms of service availability targets.
Number of customer transactions processed
The number of customer transactions processed reflects the dependency on IT of the delivery channels that customers use to interact with HSBC. Monitoring the volumes by channel enables the Group to allocate resources appropriately. Despite a fall in total volumes, the transition of customer transactions from labour intensive channels (branch/call centre) to automated channels (credit card, internet, self-service and other e-channels) continued in 2009. The following chart shows the 2005 to 2009 volumes per delivery channel:

Number of customer transactions (millions)
Percentage of IT services meeting or exceeding targets
HSBC’s IT function establishes with its end-users service levels for systems performance, such as systems running 99.9 per cent of the time or credit card authorisations within two seconds, and monitors the achievement of each of these commitments. The following chart shows the percentage of IT services meeting or exceeding the agreed service targets by region. All regions continue to show sustained improvement over the period.
Percentage of IT services meeting or exceeding targets
Reconciliation of reported and underlying
profit before tax

HSBC measures its performance internally on a like-for-like basis by eliminating the effects of foreign currency translation differences; acquisitions and disposals of subsidiaries and businesses; fair value movements on own debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt; and, in 2007, gains from the dilution of the Group’s interests in associates, all of which distort year-on-year comparisons. HSBC refers to this as its underlying performance.
     Reported results include the effects of the above items. They are excluded when monitoring progress against operating plans and past results because management believes that the underlying basis more accurately reflects operating performance.
Constant currency
Constant currency comparatives for 2008 and 2007 used in the 2009 and 2008 commentaries, respectively, are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
•	the income statements for 2008 and 2007 at the average rates of exchange for 2009 and 2008, respectively; and

•	the balance sheets at 31 December 2008 and 2007 at the prevailing rates of exchange on 31 December 2009 and 2008, respectively.
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
Underlying performance
The tables below compare HSBC’s underlying performance in 2009 with 2008, and 2008 with 2007. Equivalent tables are provided for each of HSBC’s customer groups and geographical segments in their respective sections below.
     The foreign currency translation differences were mainly due to the relative strengthening of the US dollar compared with its value in 2008, and were most significant in Europe due to the size of HSBC’s operations in the UK.
     The following acquisitions and disposals affected both comparisons:
•	the gain on sale of HSBC’s UK merchant acquiring business to a joint venture 49 per cent owned by the Group in June 2008 and the gain on sale of the residual stake in June 2009;

•	the disposal of seven French regional banking subsidiaries in July 2008;

•	the disposal of the stake in Financiera Independencia S.A.B. de C.VB (‘Financiera Independencia’) in Mexico in November 2008; and

•	the acquisition of PT Bank Ekonomi Raharja Tbk (‘Bank Ekonomi’) in May 2009.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Reconciliation of profit / Financial summary > Income statement
Reconciliation of reported and underlying profit before tax

	2009 compared with 2008
				2008
	2008	2008		at 2009	2009	Under-	2009	Re-	Under-
	as	adjust-	Currency	exchange	adjust-	lying	as	ported	lying
	reported	ments [10]	translation [11]	rates [12]	ments [10]	change	reported	change [13]	change [13]
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	42,563	(65)	(2,062)	40,436	53	241	40,730	(4)	1
Net fee income	20,024	(58)	(1,315)	18,651	6	(993)	17,664	(12)	(5)
Changes in fair value[14]	6,570	(6,570)	–	–	(6,533)	–	(6,533)	(199)
Gains on disposal of French regional banks	2,445	(2,445)	–	–	–	–	–	(100)
Other income[15]	10,080	(680)	(1,597)	7,803	298	6,219	14,320	42	80

Net operating income[16]	81,682	(9,818)	(4,974)	66,890	(6,176)	5,467	66,181	(19)	8

Loan impairment charges and other credit risk provisions	(24,937)	6	709	(24,222)	–	(2,266)	(26,488)	(6)	(9)

Net operating income	56,745	(9,812)	(4,265)	42,668	(6,176)	3,201	39,693	(30)	8

Operating expenses (excluding goodwill impairment)	(38,535)	68	2,655	(35,812)	(31)	1,448	(34,395)	11	4

Goodwill impairment	(10,564)	–	–	(10,564)	–	10,564	–	100	100

Operating profit	7,646	(9,744)	(1,610)	(3,708)	(6,207)	15,213	5,298	(31)	410

Income from associates	1,661	–	25	1,686	–	95	1,781	7	6

Profit before tax	9,307	(9,744)	(1,585)	(2,022)	(6,207)	15,308	7,079	(24)	757

	2008 compared with 2007

		2007		2007
	2007	adjustments		at 2008	2008	Under-	2008	Re-	Under-
	as	& dilution	Currency	exchange	adjust-	lying	as	ported	lying
	reported	gains [10]	translation [11]	rates [17]	ments [10]	change	reported	change [13]	change [13]
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	37,795	(389)	(4)	37,402	250	4,911	42,563	13	13
Net fee income	22,002	(239)	(152)	21,611	18	(1,605)	20,024	(9)	(7)
Changes in fair value[14]	3,055	(3,055)	–	–	6,570	–	6,570	115
Gains on disposal of French regional banks	–	–	–	–	2,445	–	2,445
Other income[15]	16,141	(1,232)	(269)	14,640	703	(5,263)	10,080	(38)	(36)

Net operating income[16]	78,993	(4,915)	(425)	73,653	9,986	(1,957)	81,682	3	(3)

Loan impairment charges and other credit risk provisions	(17,242)	31	113	(17,098)	(6)	(7,833)	(24,937)	(45)	(46)

Net operating income	61,751	(4,884)	(312)	56,555	9,980	(9,790)	56,745	(8)	(17)

Operating expenses (excluding goodwill impairment)	(39,042)	514	301	(38,227)	(198)	(110)	(38,535)	1	–

Goodwill impairment	–	–	–	–	–	(10,564)	(10,564)

Operating profit	22,709	(4,370)	(11)	18,328	9,782	(20,464)	7,646	(66)	(112)

Income from associates	1,503	(12)	107	1,598	–	63	1,661	11	4

Profit before tax	24,212	(4,382)	96	19,926	9,782	(20,401)	9,307	(62)	(102)

For footnotes, see page 149.

Financial summary

Consolidated income statement
2009 compared with 2008
Reported pre-tax profits in 2009 fell by 24 per cent to US$7.1 billion and earnings per share declined to US$0.34. Return on average shareholders’ equity remained broadly at 2008 levels at 5.1 per cent (2008: 4.7 per cent).
     On an underlying basis, profit before tax increased by US$15.3 billion compared with 2008. The difference between reported and underlying results is explained on page 21. Except where otherwise stated, the commentaries in the Financial Summary are on an underlying basis.
Profit before tax on an underlying basis and excluding the goodwill impairment charge of US$10.6 billion in 2008, was 56 per cent or US$4.7 billion higher.
     The increase in profit before tax was driven by strong growth in net operating income in Global Banking and Markets, in part reflecting the absence of significant write-downs in securities and structured credit positions which had affected results in 2008. More significantly, the business benefited from market share gains in core activities and the effect of early positioning by Balance Sheet Management, in anticipation of the low interest rate environment. Results in 2009 also reflected lower loan impairment charges in North America, partly offset by an increase in loan impairment charges and other credit risk provisions elsewhere.
     Although HSBC’s business in North America continued to record a loss, performance improved as write-downs in Global Banking and Markets reduced and loan impairment charges in Personal Financial Services decreased. This resulted from steps taken to curtail origination in 2007 and 2008 which culminated in the closure of the Consumer Lending branch network in the second quarter of 2009, and from the decision to place all consumer finance portfolios other than credit cards into run-off. The closure of the branch network fed through to lower operating expenses during the remainder of the year.
     In Hong Kong, economic performance remained robust despite continuing challenges, with HSBC’s results underpinned by a market-leading share in deposits, residential mortgages, cards and insurance. Overall profitability declined, however, as revenue was driven lower by compressed deposit spreads in the low interest rate environment. Loan impairment charges improved on 2008, remaining low, and operating expenses reflected a disciplined approach to cost management.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Income statement
Consolidated income statement

	2009	2008	2007
	US$m	US$m	US$m

Interest income	62,096	91,301	92,359
Interest expense	(21,366)	(48,738)	(54,564)

Net interest income	40,730	42,563	37,795

Fee income	21,403	24,764	26,337
Fee expense	(3,739)	(4,740)	(4,335)

Net fee income	17,664	20,024	22,002

Trading income excluding net interest income	6,236	847	4,458
Net interest income on trading activities	3,627	5,713	5,376

Net trading income	9,863	6,560	9,834

Changes in fair value of long-term debt issued and related derivatives[18]	(6,247)	6,679	2,812
Net income/(expense) from other financial instruments designated at fair value	2,716	(2,827)	1,271

Net income/(expense) from financial instruments designated at fair value	(3,531)	3,852	4,083

Gains less losses from financial investments	520	197	1,956
Gains arising from dilution of interests in associates	–	–	1,092
Dividend income	126	272	324
Net earned insurance premiums	10,471	10,850	9,076
Gains on disposal of French regional banks	–	2,445	–
Other operating income	2,788	1,808	1,439

Total operating income	78,631	88,571	87,601

Net insurance claims incurred and movement in liabilities to policyholders	(12,450)	(6,889)	(8,608)

Net operating income before loan impairment charges and other credit risk provisions	66,181	81,682	78,993

Loan impairment charges and other credit risk provisions	(26,488)	(24,937)	(17,242)

Net operating income	39,693	56,745	61,751

Employee compensation and benefits	(18,468)	(20,792)	(21,334)
General and administrative expenses	(13,392)	(15,260)	(15,294)
Depreciation and impairment of property, plant and equipment	(1,725)	(1,750)	(1,714)
Goodwill impairment	–	(10,564)	–
Amortisation and impairment of intangible assets	(810)	(733)	(700)

Total operating expenses	(34,395)	(49,099)	(39,042)

Operating profit	5,298	7,646	22,709

Share of profit in associates and joint ventures	1,781	1,661	1,503

Profit before tax	7,079	9,307	24,212

Tax expense	(385)	(2,809)	(3,757)

Profit for the year	6,694	6,498	20,455

Profit attributable to shareholders of the parent company	5,834	5,728	19,133
Profit attributable to minority interests	860	770	1,322

For footnote, see page 149.

     In the Rest of Asia-Pacific region, the economic challenges faced were similar to those in Hong Kong and their impact was reflected in lower income and higher loan impairment charges. Income from associates, primarily in mainland China, made a significant positive contribution to the region’s performance. HSBC continued to expand its presence in Rest of Asia-Pacific through organic growth and strategic investment.
     HSBC’s Middle East operations suffered from a combination of factors: a severe contraction in the economy of Dubai, a fall in oil revenues for much of the year and investment losses incurred by many regional investors. This led to a decline in profit before tax of 74 per cent, primarily due to a significant increase in loan impairment charges. The regional economic downturn and continuing uncertainty affected both retail and corporate customers, particularly in the United Arab Emirates (‘UAE’) where the downturn was most pronounced.

     In Europe, HSBC reported an increase in profit before tax on an underlying basis, driven by Global Banking and Markets in London and Paris. This resulted from a strong performance in Rates and Balance Sheet Management, coupled with the benefit of stabilisation of asset prices and general tightening of credit spreads and lower write-downs in the credit trading business. This was partly offset by a reduction in deposit spreads in Personal Financial Services and Commercial Banking as interest rates fell, and an increase in loan impairment charges in Global Banking reflecting a deterioration in the credit position of a small number of clients.
The increase in profit before tax was driven by strong growth in Global Banking and Markets.
     In Latin America, the decline in pre-tax profits was driven by an increase in loan impairment charges in Personal Financial Services and Commercial Banking and lower revenues in Personal Financial Services, partly offset by a strong performance in trading and Balance Sheet Management in Global Banking and Markets. The lower revenues in Personal Financial Services were in part due to the continued curtailment of personal unsecured credit exposures, following the Group’s adverse experience in 2008, with net interest income also adversely affected by declining interest rates and narrowing spreads.
     With the exception of Personal Financial Services, which continued to be heavily affected by the consumer finance losses in North America, all customer groups remained profitable.
The following items are significant to a comparison of reported results with 2008:
•	the non-recurrence of the US$10.6 billion goodwill impairment charge in North America recorded in 2008;

•	the non-recurrence of a US$2.4 billion gain on the sale of French regional banks in 2008;

•	fair value losses relating to own credit spreads of US$6.5 billion in 2009 compared with gains of US$6.6 billion in 2008;

•	a US$72 million fraud loss relating to Bernard L Madoff Investment Securities LLC (‘Madoff Securities’) in 2009, which was in addition to the US$984 million charge reported in 2008;

•	loss from write-downs in legacy securities and structured credit positions amounting to US$0.3 billion in 2009 compared with US$5.4 billion in 2008;
•	the acquisition in 2008 of the subsidiary, Project Maple II B.V., which owned the Group’s headquarters at 8 Canada Square, and the subsequent sale of the company and leaseback of the property in 2009, resulting in gains of US$0.6 billion in 2009 and US$0.4 billion in 2008;

•	the sale of the card merchant-acquiring business in the UK, resulting in gains of US$0.3 billion in 2009 and US$0.4 billion in 2008;

•	the change in the basis of delivering long-term employee benefits in the UK, which generated a one-off accounting gain of US$0.5 billion in 2009; and

•	the tax expense of US$0.3 billion in 2009, which was lower than in previous years as a result of the geographic distribution of income. The Group generated profits in low tax rate jurisdictions, principally Asia, and incurred losses in high tax rate jurisdictions, principally the US, which when mixed produced a low overall rate.
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
     On an underlying basis, profit before tax declined by 102 per cent compared with 2007. The difference between the reported and underlying results is explained on page 21. Except where stated otherwise, the commentaries in the Financial Summary are on an underlying basis.
     Performance in Asia was strong, generating profit before tax of US$11.9 billion, broadly in line with results excluding the dilution gains which arose

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Group performance > Net interest income / Net fee income in 2007 when HSBC did not participate in share offerings by its mainland China associates. Within Asia, Global Banking and Markets’ results were strongly ahead, driven by foreign exchange, Rates and securities services. Balance Sheet Management revenues rose significantly from positioning ahead of interest rate cuts, and were especially strong in Europe despite losses from the defaults of certain financial sector companies. With the exception of Personal Financial Services, which incurred significant losses in North America, all customer groups remained profitable. Commercial Banking and Private Banking delivered results broadly in line with 2007, while Global Banking and Markets’ profits declined.
     Performance was overshadowed by a US$7.8 billion rise in loan impairment charges and other credit risk provisions, largely from the US consumer finance business, and a further US$5.4 billion in trading write-downs on illiquid legacy positions in credit trading, leveraged and acquisition finance and monoline credit exposure in Global Banking and Markets. Increases in loan impairment charges and other credit risk provisions in Personal Financial Services and Commercial Banking, the latter rising rapidly in the second half of 2008 from a low base, occurred as the global economy slowed. Global Banking and Markets also experienced a rise in loan impairment charges and other credit risk provisions as refinancing options dried up for a number of companies as the market for long-term asset financing became increasingly illiquid. The market turmoil also led to impairments on equity securities in the available-for-sale portfolio.
The following items were significant:

•	the non-recurrence of US$1.1 billion of gains which arose in 2007 on the dilution of the Group’s stakes in various associates;

•	a US$3.6 billion increase (from US$3.0 billion in 2007 to US$6.6 billion) in fair value gains from wider credit spreads recorded predominantly on HSBC’s own long-term debt designated at fair value. These gains reported in the ‘Other’ segment, are not allocated to customer groups and are not included within regulatory capital calculations;

•	the gain of US$2.4 billion on the sale of the French regional banks; and

•	a charge against trading income of US$984 million following the fraud in December 2008 relating to Madoff Securities.

Group performance by income and expense item
Net interest income

	2009	2008	2007

Net interest income[19] (US$m)	40,730	42,563	37,795
Average interest-earning assets (US$m)	1,384,705	1,466,622	1,296,701
Gross interest yield[20] (per cent)	4.48	6.23	7.12
Net interest spread[21] (per cent)	2.90	2.87	2.86
Net interest margin[22] (per cent)	2.94	2.90	2.91

For footnotes, see page 149.

2009 compared with 2008
Reported net interest income of US$40.7 billion fell by 4 per cent compared with 2008, but was marginally higher on an underlying basis.
     Reported net interest income includes the expense of the internal funding of trading assets, while related revenue is reported in trading income. The cost of internally funding these assets declined significantly as a result of the low interest rate environment. In HSBC’s customer group reporting, this cost is included within trading income.
     Deposit spreads were squeezed by the exceptionally low interest rates, although this was partly offset by the reduced cost of funding trading activities. Strong revenues in Balance Sheet Management reflected positions taken in 2008 ahead of the reduction in major currency interest rates. As these positions began to mature, the revenue from Balance Sheet Management’s activities reduced but remained strong in the second half of 2009.
     Average interest-earning assets fell slightly due to a decline in term lending, mainly from the run-off portfolios in North America and the decline in consumer credit appetite globally.
     Average interest-bearing liabilities also decreased, due to a decline in debt securities in issue as funding requirements for HSBC Finance Corporation (‘HSBC Finance’) fell as certain portfolios were managed down. This was largely offset by a rise in current account balances, driven by growth in customer demand for more liquid assets. The very low interest rates led to clients holding an increasing proportion of funds in liquid current accounts rather than in savings and deposit accounts as they positioned for rising interest rates or prospective investment opportunities.
Competition for deposits and exceptionally low interest rates squeezed deposit margins.
     The net interest spread rose slightly. As a result of continuing deposit inflows, the Group sourced an increasing proportion of its funding from customer accounts, and consequently reduced its reliance on relatively more expensive debt securities. The benefit of this was largely offset, however, by a decline in customer lending, particularly higher yielding personal lending, which reduced the average yield on assets.
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

Net fee income

	2009	2008	2007
	US$m	US$m	US$m

Cards	4,625	5,844	6,496
Account services	3,592	4,353	4,359
Funds under management	2,172	2,757	2,975
Broking income	1,617	1,738	2,012
Credit facilities	1,479	1,313	1,138
Insurance	1,421	1,771	1,836
Global custody	988	1,311	1,404
Imports/exports	897	1,014	866
Underwriting	746	325	367
Remittances	613	610	556
Corporate finance	396	381	409
Unit trusts	363	502	875
Trust income	278	325	299
Mortgage servicing	124	120	109
Maintenance income on operating leases	111	130	139
Taxpayer financial services	87	168	252
Other	1,894	2,102	2,245

Total fee income	21,403	24,764	26,337

Less: fee expense	(3,739)	(4,740)	(4,335)

Net fee income	17,664	20,024	22,002

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Group performance > Net fee income / Net trading income

2009 compared with 2008
Reported net fee income decreased by 12 per cent to US$17.7 billion, 5 per cent lower on an underlying basis.
Lower credit card fees and weaker equity markets led to a decline in net fee income.
     Credit card fees fell significantly, mainly in North America, reflecting lower transaction volumes, a reduction in cards in issue and changes in customer behaviour which led to lower cash advance, interchange, late and overlimit fees. In the UK, the decrease primarily arose from the disposal of the card-acquiring business to a joint venture in June 2008.
     Weaker equity markets and subdued investor sentiment for higher risk products led to a reduction in both the volume and the value of equity-related products. This resulted in a decrease in fees generated from funds under management, global custody and unit trusts, though fees grew from equity capital markets products in Global Banking and Markets. The impact was particularly marked in the first half of 2009, though market-related fees recovered somewhat in the second half of the year as market values rose and investor appetite for equity products increased.
     Account services fees fell, predominantly in North America as the result of a decline in credit card volumes and changes in customer behaviour, and in Private Banking due to a decrease in fiduciary deposit commissions as lower interest rates drove down balances.
     Insurance broking fees also fell, mainly due to lower origination volumes of credit-related products, principally in the US consumer finance business, and reduced payment protection business in the UK.
     Corporate credit facility and underwriting fees increased strongly on the back of higher debt originations in Europe and North America which accompanied the considerable reconstruction and refinancing of corporate balance sheets in 2009.
2008 compared with 2007
Reported net fee income declined by 9 per cent to US$20 billion, 7 per cent lower on an underlying basis.
     Lower equity market-related revenues, notably in Hong Kong, were driven by weakened investor sentiment, and reflected in the fall in the aggregate of broking income, global custody and unit trust income. Similarly, fund management fees declined as equity markets retreated and lower performance fees were earned.
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

Net trading income

	2009	2008	2007
	US$m	US$m	US$m

Trading activities	5,240	2,988	4,521
Net interest income on trading activities	3,627	5,713	5,376
Other trading income – hedge ineffectiveness:
– on cash flow hedges	90	(40)	(77)
– on fair value hedges	(45)	5	19
Non-qualifying hedges	951	(1,122)	(5)
Losses on Madoff Securities fraud	–	(984)	–

Net trading income[23,24]	9,863	6,560	9,834

For footnotes, see page 149.

2009 compared with 2008
Reported net trading income increased by 50 per cent to US$9.9 billion, 83 per cent higher on an underlying basis.
     Reported trading income excludes the interest expense of the internal funding of trading assets. As noted in ‘Net interest income’, the cost of internally funding these assets declined significantly as a result of the low interest rate environment.
     The Credit business benefited from a general tightening of credit spreads following a return of liquidity to much of the market, and the write-downs on legacy positions in Credit trading declined significantly following the stabilisation of asset prices.
Net trading income rose by 83 per cent on an underlying basis.
     An increase in Rates revenues, particularly in the first half of the year, reflected increased market share and client trading volumes, wider bid-offer spreads and early positioning for interest rate movements. Partly offsetting these gains, fair value losses were recorded on HSBC structured liabilities as a result of credit spreads tightening, compared with gains in this area in 2008.
     Equities benefited from the non-recurrence of the US$984 million charge reported in 2008 in respect of Madoff Securities. The core Equities business also took advantage of a changed competitive landscape to capture a greater share of business in strategic markets from key institutional clients.
     Foreign exchange trading revenues were well ahead of 2007, but fell short of the record year in 2008. This reflected a combination of reduced customer volumes from lower trade flows and investment activity, and relatively lower market volatility.
     Tightening credit spreads led to losses of US$429 million on credit default swap transactions in parts of the Global Banking portfolio. In 2008, gains of US$912 million were reported on these credit default swaps as a result of widening credit spreads.
     A reduction in net interest income on trading activities reflected the sharp fall in interest rates at the end of 2008 but was partly compensated for by a reduction in the internal funding cost of trading activities, which is reported in ‘Net interest income’.
     Income from non-qualifying hedges related to mark-to-market gains on cross-currency swaps as the
US dollar depreciated against sterling, and on interest rate swaps as US dollar long and medium term interest rates increased over the year. In 2008, appreciation of the US dollar and a fall in interest rates led to mark-to-market losses on these instruments.
     During the second half of 2008, HSBC reclassified US$17.9 billion of assets from ‘held for trading’ to ‘loans and receivables’ and ‘available for sale’ following the IASB’s amendment to International Accounting Standard (‘IAS’) 39. Had these reclassifications not taken place and the assets had continued to be accounted for on a fair value basis, additional gains of US$1.5 billion would have been recorded in 2009 (2008: losses of US$3.5 billion). See ‘Impact of Market Turmoil’, pages 151 to 195.
2008 compared with 2007
Reported net trading income fell by 33 per cent to US$6.6 billion, 32 per cent lower on an underlying basis.
     Net income from trading activities declined by 81 per cent, driven by the continuing effect of the market turmoil which led to US$5.4 billion of write-downs on legacy monoline credit exposures, credit trading and leveraged and acquisition finance loans. More information about the losses, the associated assets and residual exposure is provided in ‘Impact of Market Turmoil’ on pages 151 to 195.
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
     The decline in equities trading income reflected weaker equity markets, particularly in Hong Kong, where demand for structured equity products fell. In addition, following the alleged fraud at Madoff Securities, HSBC wrote off the value of units it held in funds that had invested with the company and took a US$984 million charge. The units had been acquired in connection with various financing

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Group performance > Net income from financial instruments at FV / Gains less losses from financial instruments transactions HSBC had entered into with institutional clients.
     The decline in non-qualifying hedges related to mark-to-market losses on cross-currency swaps as the US dollar appreciated and on interest rate swaps as interest rates fell in late 2008.
     Widening credit spreads led to further gains on credit default swap transactions in parts of the Global Banking portfolio.

Net income from financial instruments designated at fair value

	2009	2008	2007
	US$m	US$m	US$m

Net income/(expense) arising from:
– financial assets held to meet liabilities under insurance and investment contracts	3,793	(5,064)	2,056
– liabilities to customers under investment contracts	(1,329)	1,751	(940)
– HSBC’s long-term debt issued and related derivatives	(6,247)	6,679	2,812
Change in own credit spread on long-term debt	(6,533)	6,570	3,055
Other changes in fair value[25]	286	109	(243)

– other instruments designated at fair value and related derivatives	252	486	155

Net income/(expense) from financial instruments designated at fair value	(3,531)	3,852	4,083

Financial assets designated at fair value at 31 December	37,181	28,533	41,564
Financial liabilities designated at fair value at 31 December	80,092	74,587	89,939

For footnote, see page 149.

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
     HSBC principally uses the fair value designation in the following instances (for which all numbers are ‘reported’):
•	for certain fixed-rate long-term debt issues whose rate profile has been changed to floating through interest rate swaps as part of a documented interest rate management strategy. Approximately US$63 billion (2008: US$59 billion) of the Group’s debt issues have been accounted for using the fair value option.

The movement in fair value of these debt issues includes the effect of own credit spread changes and any ineffectiveness in the economic relationship between the related swaps and own debt. As credit spreads widen or narrow, accounting profits or losses, respectively, are booked. The size and direction of the accounting consequences of changes in own credit spread and ineffectiveness can be volatile from year to year, but do not alter the cash flows envisaged as part of the documented interest rate management strategy. As a consequence, gains and losses arising from changes in own credit spread on long-term debt are not regarded internally as part of managed performance and are excluded from underlying results. Similarly, such gains and losses are ignored in the calculation of regulatory capital;

•	for US$15 billion (2008: US$11 billion) of financial assets held to meet liabilities under insurance contracts, and certain liabilities under investment contracts with discretionary participation features; and

•	for US$8 billion (2008: US$7 billion) of financial assets held to meet liabilities under unit-linked and other investment contracts, as well as the associated liabilities.
2009 compared with 2008
A net expense from financial instruments designated at fair value of US$3.5 billion was reported compared with income of US$3.9 billion in 2008.
A significant change in credit spread on HSBC’s own debt in 2009 reversed the movement in 2008.
     On an underlying basis, HSBC reported income of US$3.0 billion in 2009 compared with an expense of US$2.6 billion in 2008. The large difference between the reported and underlying results is due to the exclusion of the effect of credit spread-related movements in the fair value of HSBC’s own long-term debt from underlying performance.
     Income of US$3.8 billion was recorded due to a fair value movement on assets held to back insurance and investment contracts, compared with an expense of US$4.8 billion in 2008. This reflected investment gains in the current year driven by improved market performance, predominantly affecting the value of assets held in unit-linked and participating funds in Hong Kong, the UK and France.
•	To the extent that the investment gains related to assets held to back investment contracts, the expense associated with the corresponding increase in liabilities to customers was also recorded under net income from financial instruments designated at fair value. This expense amounted to US$1.3 billion in 2009 compared with an income of US$1.5 billion in 2008 when liabilities fell in line with declining asset markets.

•	To the extent that the investment gains related to assets held to back insurance contracts, they were offset by a corresponding increase in ‘Net insurance claims and movement in liabilities to policyholders’ to reflect the extent to which unit-linked policyholders, in particular, participate in the investment performance experienced in the associated asset portfolios.
2008 compared with 2007
Reported net income from financial instruments designated at fair value decreased by US$231 million to US$3.9 billion in 2008.
     On an underlying basis, in particular excluding a large income from movements in the fair value of the Group’s own long-term debt, a net expense of US$2.7 billion was recorded, compared with income of US$1.1 billion in 2007.
     A negative movement of US$5.1 billion was recorded in the fair value of assets held to back insurance and investment contracts, compared with a positive reported movement of US$2.1 billion in 2007. This reflected investment losses driven by falling equity and bond markets, predominantly affecting the value of assets held in unit-linked and participating funds in Hong Kong, France and the UK. The negative movement in fair value is partially offset by a corresponding reduction in ‘Net insurance claims and movement in liabilities to policyholders’, where unit-linked policyholders in particular participate in the investment performance experienced on the investment portfolios held to support the liabilities.
     For assets held to meet liabilities under investment contracts the corresponding reduction in the liability to customers is also reported within net income from financial instruments designated at fair value. A reduction of US$1.8 billion in the fair value of liabilities held under investment contracts compared with a reported increase in the fair value of liabilities of US$940 million in 2007.

Gains less losses from financial investments

	2009	2008	2007
	US$m	US$m	US$m

Net gain from disposal of:
– debt securities	463	19	120
– equity securities	407	1,216	1,864
– other financial investments	8	4	14

	878	1,239	1,998
Impairment of available-for-sale equity securities	(358)	(1,042)	(42)

Gains less losses from financial investments	520	197	1,956

2009 compared with 2008
Reported gains less losses from financial investments increased by US$323 million to US$520 million. On an underlying basis, they increased by US$546 million.
     Net gains on the disposal of debt securities increased significantly, due to gains recorded on the sale of mortgage-backed securities in North America. They were supplemented by smaller gains, principally on the disposal of available-for-sale bonds in Latin America and the UK.
     Sales of Visa shares contributed significant gains during 2008, with additional gains from further sales in 2009. Other gains recognised during 2008, including those recorded on the sale of MasterCard shares, were not repeated in 2009.
     A significantly lower level of impairments on equity investments was recognised in 2009 than in

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Group performance > Gains less losses from financial investments / Net earned insurance premiums / OOI

2008 in Asia, Europe and North America, reflecting the improvement in the economic situation and equity markets. Of the investments on which material impairments were recognised in 2008, a significant amount reversed during 2009 due to share price appreciation, notably in India and, to a lesser extent, Vietnam; however, under IFRSs all subsequent increases in the fair value are treated as a revaluation and are recognised in other comprehensive income rather than the income statement.
2008 compared with 2007
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
     The redemption of Visa shares following its initial public offering (‘IPO’) resulted in significant gains, and there were further gains from the sale of MasterCard shares. These were more than offset by losses in Principal Investments and the non-recurrence of various significant gains in 2007, mostly in respect of Euronext, the European stock exchange, and a credit bureau in Brazil.
     Declining equity markets caused impairments to be recognised against a number of strategic investments in Asia, held in the available-for-sale portfolio and on private equity investments, mainly in Europe. The market turmoil in the US also led to impairments against investments in various US financial institutions.

Net earned insurance premiums

	2009	2008	2007
	US$m	US$m	US$m

Gross insurance premium income	10,991	12,547	11,001
Reinsurance premiums	(520)	(1,697)	(1,925)

Net earned insurance premiums	10,471	10,850	9,076

2009 compared with 2008
Reported net earned insurance premiums amounted to US$10.5 billion, a decrease of 3 per cent compared with 2008. On an underlying basis, net earned insurance premiums increased by 3 per cent. Growth was recorded in Asia, Brazil and France, but this was largely offset by significant declines in the UK and the US.
     Net earned insurance premiums continued to grow in Asia, mainly from the launch of new products including a life insurance product designed for high net worth individuals and a guaranteed savings product. In Hong Kong, HSBC retained its position as the leading bancassurer and net earned insurance premiums increased as a result of higher sales of unit-linked and whole life products.
Growth in insurance premiums in Asia, Brazil and France was largely offset by declines in the UK and US.
     In Latin America, premium growth was driven by higher sales of pension and life products in Brazil, partly due to a number of customers switching their personal pension annuities to HSBC.
     In France, growth was significantly influenced by a large one-off reinsurance transaction in June 2008, which passed insurance premiums to a third party reinsurance provider. Adjusting for this, net earned insurance premiums were ahead of 2008 despite a significant reduction in the distribution network following the disposal of the French regional banks in July 2008.
     In the UK, demand for the Guaranteed Income Bond savings product declined as HSBC offered more favourable rates on an alternative deposit product. As the deposit product was a savings bond rather than an insurance contract, its income was recorded under net interest income, while the associated fall in sales of insurance products led to a US$1.1 billion reduction in insurance premium income with an equivalent decrease in ‘Net insurance claims incurred and movement in liabilities to policyholders’, as described below.
     The reduction in origination volumes in the consumer finance business in North America also led to correspondingly lower sales of credit protection insurance as the consumer finance business was closed.

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
     The Hong Kong insurance business also performed well with respect to premium growth, due to stronger sales of products with DPF and an increase in regular premiums partly offset by a reduction in unit-linked premiums.
     In France, HSBC Assurances performed well in a declining market, as three promotional campaigns during the year contributed to growth in sales of policies with DPF. However, a significant one-off reinsurance transaction undertaken during 2008 caused net earned insurance premiums to decrease compared with 2007.

Other operating income

	2009	2008	2007
	US$m	US$m	US$m

Rent received	547	606	630
Gains/(losses) recognised on assets held for sale	(115)	(130)	5
Valuation gains/(losses) on investment properties	(24)	(92)	152
Gain on disposal of property, plant and equipment, intangible assets and non-financial investments	1,033	881	213
Change in present value of in-force long-term insurance business	605	286	(145)
Other	742	257	584

Other operating income	2,788	1,808	1,439

2009 compared with 2008
Reported other operating income of US$2.8 billion was 54 per cent higher than in 2008. This included a US$280 million gain related to the sale of the remaining stake in the card merchant-acquiring business in the UK, compared with a US$425 million gain in 2008 from the sale of the first tranche. In 2008 results also included gains of US$71 million related to the sale of HSBC’s stake in Financiera Independencia. On an underlying basis, other operating income rose by 163 per cent, driven mainly by an increase in insurance-related income in Hong Kong, a rise in gains on property disposals and lower losses on foreclosed properties.
Increased insurance income in Hong Kong, higher gains on property disposals and lower losses on foreclosed properties in the US helped drive an underlying US$1.5 billion rise in other operating income.
     Losses recognised on assets held for sale declined as losses on foreclosed properties in HSBC Finance decreased, partly due to lower inventory levels following delays in the foreclosure process and partly due to some stabilisation in real estate prices.
     Property gains of US$576 million were recognised in respect of the sale and leaseback of 8 Canada Square, London which was effected through the disposal of HSBC’s entire shareholding in Project Maple II B.V. (‘PMII’) to the National Pension Service of Korea. In 2008, HSBC reported a gain of US$416 million in respect of the purchase of PMII. See Note 23 on the Financial Statements.
     An increase in insurance sales to new customers in Hong Kong resulted in positive movements in the present value of in-force (‘PVIF’) long-term insurance business. Further positive movements arose from refining the income recognition methodology used in respect of long-term insurance contracts in HSBC Finance. In 2008, a similar refinement in Brazil and HSBC’s introduction of enhanced benefits to existing pension products in the UK, resulted in favourable movements in PVIF.
     In Hong Kong, a gain of US$110 million was recognised in respect of a property disposal, and in Argentina a gain was realised on the sale of the head office building.
     Other operating income includes higher gains on the sale of prime residential mortgage portfolios in

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Group performance > Net insurance claims / Loan impairment charges the US, gains from the extinguishment of certain debt issued by HSBC’s mortgage securitisation vehicles in the UK and lower costs associated with the provision of support to certain money market funds.
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
     Life assurance enhancements to pension products resulted in increased present value of inforce long-term insurance (‘PVIF’) business, which also benefited from the non-recurrence of regulatory changes in 2007 in the UK.
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

Net insurance claims incurred and movement in liabilities to policyholders

	2009	2008	2007
	US$m	US$m	US$m

Insurance claims incurred and movement in liabilities to policyholders:
– gross	12,560	9,206	9,550
– reinsurers’ share	(110)	(2,317)	(942)

– net[26]	12,450	6,889	8,608

For footnote, see page 149.

2009 compared with 2008
Reported net insurance claims incurred and movement in liabilities to policyholders increased by 81 per cent to US$12.5 billion. On an underlying basis, they increased by 94 per cent.
     The increase in net insurance claims incurred and movement in liabilities to policyholders mainly reflected the improvement in investment market performance compared with 2008 described above under ‘Financial instruments designated at fair value’. Higher investment gains were broadly matched by movement in liabilities to policyholders on unit-linked and, to a certain extent, participating policies whose policyholders share in the investment performance of the supporting assets. The gains generated on the assets held to support insurance contract liabilities are reported in ‘Net income from financial instruments designated at fair value’.
     New business growth in a number of regions during 2009, particularly Hong Kong and Singapore, also contributed to an increase in the movement in liabilities to policyholders, as did the non-recurrence of a large one-off reinsurance transaction in France in 2008. The decline in sales of a Guaranteed Income
Bond noted above had a corresponding effect on movement in liabilities to policyholders in the UK.
     As a consequence of a rising incidence and severity of claims, aggregate charges of US$310 million were made to strengthen reserves in the UK motor book and the Irish reinsurance business during 2009. The UK motor insurance business was placed into run-off in September 2009.
2008 compared with 2007
Reported net insurance claims incurred and movement in liabilities to policyholders decreased by 20 per cent to US$6.9 billion. HSBC acquired the remaining interest in HSBC Assurances in France in March 2007 and, in October 2007, sold Hamilton Insurance Company Limited and Hamilton Life Assurance Company Limited in the UK. On an underlying basis, net insurance claims incurred and movement in liabilities to policyholders fell by 22 per cent.
     The reduction in net insurance claims incurred and movement in liabilities to policyholders primarily reflected the impact of markedly weaker investment markets worldwide. This led to a reduction in liabilities to policyholders on unit-linked and, to a certain extent, participating policies.
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

Loan impairment charges and other credit risk provisions

	2009	2008	2007
	US$m	US$m	US$m

Loan impairment charges
New allowances net of allowance releases	25,832	24,965	18,182
Recoveries of amounts previously written off	(890)	(834)	(1,005)

	24,942	24,131	17,177
Individually assessed allowances	4,458	2,064	796
Collectively assessed allowances	20,484	22,067	16,381

Impairment of available-for-sale debt securities	1,474	737	44
Other credit risk provisions	72	69	21

Loan impairment charges and other credit risk provisions	26,488	24,937	17,242

	%	%	%

As a percentage of net operating income excluding the effect of fair value movements in respect of credit spread on own debt and before loan impairment charges and other credit risk provisions	36.4	33.2	22.7
Impairment charges on loans and advances to customers as a percentage of gross average loans and advances to customers	2.8	2.5	2.0

	US$m	US$m	US$m

Customer impaired loans	30,606	25,352	19,582
Customer loan impairment allowances	25,542	23,909	19,205

2009 compared with 2008
Reported loan impairment charges and other credit risk provisions were US$26.5 billion in 2009, an increase of 6 per cent over 2008, 9 per cent on an underlying basis. Within this, collectively assessed allowances declined while individually assessed impairment allowances continued to increase.
     HSBC’s aggregate outstanding customer loan impairment allowances at 31 December 2009 of US$25.5 billion represented 3 per cent of gross customer advances (net of reverse repos and settlement accounts), compared with 2.6 per cent at the end of 2008.
     Loan impairment charges declined in certain businesses, notably Personal Financial Services in North America and Commercial Banking in Hong Kong, but this was more than offset by increases elsewhere, primarily on individually significant loans within Global Banking and Markets and more broadly on Commercial Banking exposures outside Hong Kong as the global economic downturn adversely affected the ability of many customers to service their loan commitments. As a consequence, loan impairment charges rose despite an underlying 9 per cent decline in gross loans and advances to customers which was driven mainly by the run-off of the US consumer finance portfolios.
     In the US Personal Financial Services business, loan impairment charges declined by 11 per cent to US$14.2 billion, as additional delinquencies due to the continued deterioration in the US economy were more than offset by the effect of lower balances in the run-off portfolios in HSBC Finance.
     In HSBC Finance, loan impairment charges decreased by 12 per cent. The reduction arose in most portfolios, but mainly in Mortgage Services as the portfolio continued to run off. In Consumer Lending, loan impairment charges increased, particularly in the unsecured personal lending portfolio, due to a deterioration in the 2006 and 2007 vintages and, to a lesser extent, first lien real estate secured loans, which was partly offset by lower loan

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Group performance > Loan impairment charges impairment charges in the real estate secured portfolio. Loan impairment charges in the Card and Retail Services portfolio decreased despite the state of the US economy and higher levels of unemployment and personal bankruptcy. The main reason was the decline in card balances following actions taken to manage risk beginning in the fourth quarter of 2007 and continuing through 2009, and stable credit conditions.
     In HSBC Bank USA, increased loan impairment charges in the personal lending portfolios were due to additional delinquencies which resulted in increased write-offs in the prime first lien mortgage loan portfolios as house prices continued to deteriorate in certain markets.
     Loan impairment charges and other credit risk provisions increased significantly in Global Banking and Markets. Loan impairment charges increased, reflecting the impairment of a small number of exposures in the financial and property sectors in Europe and the Middle East. Further impairments were also recognised in respect of certain asset-backed securities held in the available-for-sale portfolio, reflecting mark-to-market losses which HSBC judged to be significantly in excess of the likely ultimate cash losses.
Loan impairment charges declined in Personal Financial Services in the US but rose in Commercial Banking outside Hong Kong and in Global Banking and Markets.
     In the UK, loan impairment charges rose in both the Commercial Banking and Personal Financial Services portfolios. However, despite the contraction in the economy, charges remained a low proportion of the portfolio. In Commercial Banking, loan impairment charges largely reflected economic weakness in a broad range of sectors.
     In UK Personal Financial Services, loan impairment charges also increased as unemployment rose. This was seen primarily in the credit card and unsecured personal loan portfolios. In the residential mortgage portfolios, delinquency rates decreased as HSBC continued to benefit from very limited exposure to buy-to-let and self-certified mortgages. HSBC’s mortgage exposure continued to be well secured, with an average loan-to-value ratio for new UK business in HSBC Bank’s mortgage portfolio, excluding First Direct, of under 55 per cent in 2009, compared with 59 per cent in 2008.
     In the Middle East, loan impairment charges increased markedly from US$280 million to US$1.3 billion as the region experienced a significant economic contraction in activity, predominantly in real estate and construction, which particularly affected the UAE. Commercial Banking recorded a number of specific loan impairment charges and a significant increase in collective loan impairment charges. Lower employment in the region, largely driven by the decline in construction activity, led to a rise in loan impairment charges in Personal Financial Services, particularly in the credit card and personal lending portfolios.
     In Latin America, portfolios were affected by the weaker economic environment for much of the year. In Personal Financial Services, loan impairment charges rose by 12 per cent to US$2.0 billion, with increased delinquencies in credit cards, mortgages, vehicle finance and payroll loans due to higher unemployment. In the Brazilian Commercial Banking portfolios, higher delinquencies were experienced primarily in the business banking and mid-market segments. In Mexico, action taken in 2008 to curtail originations and increase collection resources held loan impairment charges broadly unchanged notwithstanding the deterioration in the economy and the impact of the H1N1 virus.
     In India, as in Mexico, curtailment of origination activity in unsecured personal lending slowed the increase in loan impairment charges in the unsecured credit card and personal lending portfolios in Personal Financial Services. In Commercial Banking, a higher number of corporate failures including a number of fraud-related losses, led to increased loan impairment charges.
     Loan impairment charges and other credit risk provisions in Hong Kong decreased by 35 per cent to US$500 million as the economic environment improved in 2009, credit conditions recovered and international trade volumes improved.
     In Private Banking, loan impairment charges increased from a very low level, largely attributable to a specific charge relating to a single client relationship in the US.
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
     In the UK, a modest decline in loan impairment charges in Personal Financial Services reflected the non-recurrence of a methodology change at HFC in 2007 which resulted in higher impairment charges. Credit quality in the Personal Financial Services portfolio remained broadly stable, reflecting early risk mitigation through the tightening of lending controls and the sale of non-core credit card portfolios during the year. Credit quality in the unsecured portfolios deteriorated slightly in 2008, particularly in the second half of the year, due to the weakening UK economy. Loan impairment charges in the commercial portfolio rose in 2008 as the weakening property market led to higher impairment charges against construction companies and businesses dependent upon the real estate sector, particularly in the final quarter of the year. Impairment charges against banks rose due to some exposure to the Icelandic banks in 2008. In addition, rising levels of personal indebtedness resulted in lower releases and recoveries of charges than in 2007.
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
     For the Group as a whole, the aggregate outstanding customer loan impairment allowances at 31 December 2008 of US$23.9 billion represented 2.6 per cent of gross customer advances (net of reverse repos and settlement accounts), compared with 2 per cent at 31 December 2007.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Group performance > Operating expenses
Operating expenses

	2009	2008	2007
	US$m	US$m	US$m

By expense category
Employee compensation and benefits	18,468	20,792	21,334
Premises and equipment (excluding depreciation and impairment)	4,099	4,305	3,966
General and administrative expenses	9,293	10,955	11,328

Administrative expenses	31,860	36,052	36,628
Depreciation and impairment of property, plant and equipment	1,725	1,750	1,714
Amortisation and impairment of intangible assets	810	733	700
Goodwill impairment	–	10,564	–

Total operating expenses	34,395	49,099	39,042

	At 31 December
	2009	2008	2007

Staff numbers (full-time equivalent)
Europe	76,703	82,093	82,166
Hong Kong	27,614	29,330	27,655
Rest of Asia-Pacific[27]	87,141	89,706	80,523
Middle East[27]	8,281	8,453	8,050
North America	35,458	44,725	52,722
Latin America	54,288	58,559	64,404

Total staff numbers	289,485	312,866	315,520

For footnote, see page 149.

2009 compared with 2008
Reported operating expenses fell by US$14.7 billion to US$34.4 billion, with the most significant feature being the non-recurrence of the goodwill impairment charge of US$10.6 billion in 2008 to fully write off goodwill in Personal Financial Services in North America. Excluding this and on an underlying basis, operating expenses fell by 4 per cent.
Underlying operating expenses excluding goodwill impairment fell by 4 per cent.
     Employee compensation and benefits fell by 4 per cent as costs in the US declined following the closure of the branch-based consumer finance business in the first quarter of 2009. Average headcount in most regions was lower and this was reflected in lower costs. In the UK, a change in the basis of delivering death-in-service, ill health and early retirement benefits for some UK employees generated a one-off accounting gain of US$499 million which was partly offset by increased regular pension costs. There were higher performance-related costs in Global Banking and Markets reflecting its results. The UK and French governments announced one-off taxes in late 2009 in respect of certain bonuses payable by banks and banking groups. In both countries there is uncertainty over the interpretation of the draft proposals, and detailed analysis of individual awards in the context of the final legislation will be required to determine the precise effect of the taxes. The estimated tax payable under the proposals as currently drafted is US$355 million in the UK and US$45 million in France. The taxes will be payable and accounted for in 2010 once the legislation is enacted. For further details, see page 326.
     Premises and equipment costs increased marginally with higher rental costs reflecting the sale and leaseback of a number of properties in 2008. One-off costs incurred due to the closure of the Consumer Lending branch network in the US were partly offset by savings resulting from the closure.
     General and administrative expenses fell as HSBC focused on managing costs tightly and increasing efficiency. Marketing and advertising costs fell across the group, most notably in Card and Retail Services in North America, and in the UK. Travel and entertainment costs, and expenditure related to services contracted to third parties, fell, primarily in Europe and North America. Better use of direct channels, increased automation of manual processes, enhanced utilisation of global service centres and elimination of redundant systems continued to be driven through the One HSBC programme. In North America, cost savings also resulted in the Consumer Lending Business from the discontinuation of loan originations and the closure of branches.

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
     General and administrative expenses decreased, primarily due to a one-off recovery of US$110 million of previous years’ transactional taxes in Brazil and the non-recurrence of a number of one-off items in 2007, most notably (i) ex-gratia payments made in the UK in respect of overdraft fees, (ii) the provision for reimbursement of certain charges on historic will trusts and other related services in the UK, (iii) the indemnification agreement with Visa ahead of Visa’s IPO, and (iv) restructuring charges in the US consumer finance business incurred in 2007. These were partly offset by an increase in the Financial Services compensation scheme levy in the UK and an increase in a litigation provision in Asia.
     Goodwill impairment amounting to US$10.6 billion was booked following the continued deterioration in economic and credit conditions in North America. For further information see Note 22 on the Financial Statements.

Cost efficiency ratios

	2009	2008	2007
	%	%	%

HSBC	52.0	60.1	49.4

Personal Financial Services	51.7	76.4	50.3
Europe	68.7	62.7	64.8
Hong Kong	34.9	32.2	27.2
Rest of Asia-Pacific[27]	81.2	81.5	77.9
Middle East[27]	53.5	53.2	61.1
North America	38.1	106.8	42.3
Latin America	66.7	59.7	61.3

Commercial Banking	46.4	43.0	44.8
Europe	47.4	44.2	49.3
Hong Kong	33.7	26.2	24.9
Rest of Asia-Pacific[27]	47.0	45.9	47.5
Middle East[27]	33.8	32.0	34.5
North America	47.7	46.1	45.1
Latin America	57.0	55.0	54.3

For footnote, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Group performance > Share of profit in associates and joint ventures / Economic profit
Share of profit in associates and joint ventures

	2009	2008	2007
	US$m	US$m	US$m

Associates
Bank of Communications Co., Limited	754	741	445
Ping An Insurance (Group) Company of China, Limited	551	324	518
Industrial Bank Co., Limited	216	221	128
The Saudi British Bank	172	251	216
Other	42	63	159

Share of profit in associates	1,735	1,600	1,466
Share of profit in joint ventures	46	61	37

Share of profit in associates and joint ventures	1,781	1,661	1,503

2009 compared with 2008
The share of profit in associates and joint ventures was US$1.8 billion, an increase of 7 per cent on 2008, and 6 per cent on an underlying basis.
     HSBC’s share of profits from Ping An Insurance (Group) Company of China, Limited (‘Ping An Insurance’) increased by 62 per cent as a result of the non-recurrence of Ping An Insurance’s impairment of its investment in Fortis SA/NV and Fortis N.V. (‘Fortis’) in 2008 and an increase in new business sales and investment returns which were boosted by a recovery in equity markets during 2009. This was partly offset by the non-recurrence of favourable changes to investment assumptions in the first half of 2008.
6 per cent underlying increase in share of profit in associates and joint ventures.
     HSBC’s share of profits from the Bank of Communications Co., Limited (‘Bank of Communications’) remained in line with 2008 as higher fee and trading income and a lower tax charge were broadly offset by a decline in net interest income and higher loan impairment charges.
     Profits from The Saudi British Bank were lower than in 2008 as an increase in loan impairment charges was only partly offset by increased operating income.
     The share of profits from joint ventures fell due to a decline in the profitability of HSBC Saudi Arabia Ltd as a result of a slowdown in initial public offerings (‘IPO’s) and a decline in assets under management. This was partly offset by an increase in profits from HSBC Merchant Services UK Ltd in the first half of 2009 compared with the second half of 2008. HSBC Merchant Services UK Ltd was created in June 2008 and sold in June 2009.
2008 compared with 2007
Share of profit in associates and joint ventures was US$1.7 billion, an increase of 11 per cent compared with 2007, and 4 per cent on an underlying basis.
     This increase was driven by higher contributions from Bank of Communications, Industrial Bank, and The Saudi British Bank, partly offset by lower profits from Ping An Insurance.
     HSBC’s share of profits from Bank of Communications rose by 52 per cent to US$741 million, primarily driven by increased margins, as yields rose following higher base rates in mainland China through most of 2008, and balance sheet growth. Growth in revenues from the asset custody business, financial advisory services and bank card transactions also drove higher profits.
     HSBC’s share of profits from Ping An Insurance decreased by 43 per cent, primarily due to the impairment of its investment in Fortis, following significant declines in its market value.
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
Economic profit
HSBC’s internal performance measures include economic profit, a calculation which compares the return on financial capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices its cost of capital internally and the difference between that cost and the post-tax profit attributable to ordinary shareholders represents the amount of economic profit generated. Economic profit generated is used by management as one input in deciding where to allocate capital and other resources.
     In seeking to drive long-term sustainable risk-based performance, HSBC emphasises the trend in economic profit ahead of absolute amounts within business units. The Group’s long-term cost of equity is reviewed annually and for 2009 remained at 10 per cent. The following commentary on economic profit is on a reported basis.
     The economic loss decreased by US$0.2 billion. Profit attributable to shareholders reflected a significant negative fair value movement in own debt of US$6.5 billion as credit spreads tightened, compared with an equivalent gain of US$6.6 billion in 2008, and the non-recurrence of a goodwill impairment charge of US$10.6 billion in 2008.
     Average invested capital decreased by 1 per cent. The additional equity raised through the rights issue was offset by the effect of the goodwill impairment charge at the end of 2008 and losses on structural foreign exchange exposures, the result of a stronger US dollar.
     Economic spread increased by 0.1 percentage points, the result of an increase in return on invested capital of 2 per cent and a decrease in the cost of capital in dollar terms of 1 per cent compared with 2008.

	2009		2008
	US$m	%[28]	US$m	%[28]

Average total shareholders’ equity	115,431		122,292
Adjusted by:
Goodwill previously amortised or written off	8,123		8,152
Property revaluation reserves	(799)		(828)
Reserves representing unrealised losses on effective cash flow hedges	385		997
Reserves representing unrealised losses on available-for-sale securities	16,189		9,163
Preference shares and other equity instruments	(3,538)		(2,685)

Average invested capital[29]	135,791		137,091

Return on invested capital[30]	5,565	4.1	5,497	4.0

Benchmark cost of capital	(13,579)	(10.0)	(13,709)	(10.0)

Economic loss and spread	(8,014)	(5.9)	(8,212)	(6.0)

For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Movement in 2009
Consolidated balance sheet
Consolidated balance sheet as at 31 December 2009

	At 31 December
	2009	2008	2007
	US$m	US$m	US$m

ASSETS
Cash and balances at central banks	60,655	52,396	21,765
Trading assets	421,381	427,329	445,968
Financial assets designated at fair value	37,181	28,533	41,564
Derivatives	250,886	494,876	187,854
Loans and advances to banks	179,781	153,766	237,366
Loans and advances to customers	896,231	932,868	981,548
Financial investments	369,158	300,235	283,000
Other assets	149,179	137,462	155,201

Total assets	2,364,452	2,527,465	2,354,266

LIABILITIES AND EQUITY
Liabilities
Deposits by banks	124,872	130,084	132,181
Customer accounts	1,159,034	1,115,327	1,096,140
Trading liabilities	268,130	247,652	314,580
Financial liabilities designated at fair value	80,092	74,587	89,939
Derivatives	247,646	487,060	183,393
Debt securities in issue	146,896	179,693	246,579
Liabilities under insurance contracts	53,707	43,683	42,606
Other liabilities	148,414	149,150	113,432

Total liabilities	2,228,791	2,427,236	2,218,850

Equity
Total shareholders’ equity	128,299	93,591	128,160
Minority interests	7,362	6,638	7,256

Total equity	135,661	100,229	135,416

Total equity and liabilities	2,364,452	2,527,465	2,354,266

A more detailed consolidated balance sheet is contained in the Financial Statements on page 355.

Movement from 31 December 2008 to 31 December 2009
Total assets amounted to US$2.4 trillion, 6 per cent lower than at 31 December 2008. After excluding the effect of currency movements, underlying total assets declined by 11 per cent, driven by a reduction in the fair value of derivative assets as market conditions stabilised.
     The Group’s reported tier 1 ratio increased from 8.3 per cent to 10.8 per cent, mainly due to additional equity of US$17.8 billion raised through the rights issue in April 2009, the contribution from profits for the year and a reduction in the underlying level of risk-weighted assets. For more details of capital and risk weighted assets, see pages 285 to 291. The following commentary is on an underlying basis.
Assets
Cash and balances at central banks increased by 12 per cent, consistent with the global liquidity creation by central banks, particularly in Europe and North America.
     Trading assets fell by 6 per cent, primarily due to a decrease in the level of reverse repos, particularly in Europe and North America, and a reduction in holdings of short-dated government securities in Hong Kong. There was also a reduction in the collateral required by counterparties to support derivative liabilities as these balances declined. Equity shares held-for-trading grew as activity recovered against a low in the fourth quarter of 2008.
A reduction in the fair values of derivative assets drove an 11 per cent decline in underlying total assets.
     Financial assets designated at fair value grew by 19 per cent due to an increase in UK government debt securities in Balance Sheet Management, and an increase in the fair value of equity securities held within the insurance business, particularly in Europe and Hong Kong, as market values recovered.

     Derivative assets declined by 52 per cent with reductions across all classes of asset, notably foreign exchange, interest rate and credit derivatives. Lower volatility within the financial markets, steepening yield curves in major currencies and narrowing credit spreads led to a fall in the fair value of outstanding derivative contracts.
     Loans and advances to banks increased by 12 per cent, mainly in Hong Kong and Rest of Asia-Pacific, where surplus funds were placed on a short-term basis with financial institutions and central banks as part of Balance Sheet Management activities.
     Loans and advances to customers fell by 9 per cent, driven by a reduction in balances in North America due to the run-off of the consumer finance businesses, the sale of selected portfolios, and a reduction in Treasury reverse repo balances and cash collateral as excess liquidity was placed in other investments. These factors were compounded by declines in balances in other regions, particularly in the first half of the year, due to customer deleveraging and lower credit origination in certain segments as risk appetite reduced and customer demand declined. In the UK, there was also a reduction in customer overdraft balances that are managed on a net basis but reported gross under IFRSs. Mortgage balances increased strongly in the UK and Hong Kong as HSBC targeted growth in these markets, although this was largely offset by the run-off of balances in the US, as noted above.
     Financial investments rose by 17 per cent, mainly in Hong Kong driven by purchases of Hong Kong government and other highly-rated securities in the year. This increase was partly offset by a fall in financial investments in Europe, as a result of debt securities that matured and were not replaced.
     Other assets grew by 7 per cent compared with 31 December 2008.
Liabilities
Deposits by banks decreased by 10 per cent, largely reflecting a decline in central bank and other interbank deposits in Hong Kong, Rest of Asia-Pacific and North America.
     Customer account balances decreased by 2 per cent, despite growth in the Personal Financial Services and Commercial Banking segments. This was mainly due to an outflow of deposits in Europe as the economic situation improved and investor risk appetite increased. There was also a fall in deposits from customers whose accounts are managed net but reported gross under IFRSs, (see ‘Loans and advances to customers’). These factors were partly offset by an increase in deposits in Hong Kong due to an excess of liquidity in the market.
     Trading liabilities were 3 per cent higher, driven by increases in hedged net short positions on equity securities in line with a rise in market activity, and in government debt securities as a result of more active market making activities and an expectation of interest rate rises on certain trading desks. Offsetting this was a reduction in repo contracts, and a decrease in structured deposit accounts in Hong Kong as existing deals matured and customers expressed a preference for vanilla cash instruments in the uncertain economic environment.
     Financial liabilities designated at fair value grew by 4 per cent due to new HSBC debt issuances in Europe during the year.
     Derivative businesses are managed within market risk limits and, as a consequence, the reduction in the value of derivative liabilities broadly matched that of derivative assets.
     Debt securities in issue fell by 22 per cent, primarily in North America as the funding requirements reduced in line with the run-off of the consumer finance business.
     Liabilities under insurance contracts grew by 18 per cent due to gains recorded on unit-linked products as a result of an improvement in investment market values, and higher insurance sales in Hong Kong following the launch of several new products.
     Other liabilities were 4 per cent lower than at 31 December 2008.
Equity
Total shareholders’ equity increased by 31 per cent, mainly due to the US$17.8 billion of funds raised through the rights issue in April 2009. In addition, the negative balance on the available-for-sale reserve also declined from US$20.6 billion at 31 December 2008 to US$10.0 billion at 31 December 2009, largely reflecting increases in the market value of assets.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Reconciliation of assets and liabilities / Loans and advances and customer accounts
Reconciliation of reported and underlying assets and liabilities

	31 December 2009 compared with 31 December 2008

				31 Dec 08
	31 Dec 08			at 31 Dec 09		31 Dec 09		Under-
	as	Currency		exchange	Underlying	as	Reported	lying
	reported	translation	[31]	rates	change	reported	change	change
HSBC	US$m	US$m		US$m	US$m	US$m	%	%

Cash and balances at central banks	52,396	1,550		53,946	6,709	60,655	16	12
Trading assets	427,329	21,612		448,941	(27,560)	421,381	(1)	(6)
Financial assets designated at fair value	28,533	2,636		31,169	6,012	37,181	30	19
Derivative assets	494,876	32,379		527,255	(276,369)	250,886	(49)	(52)
Loans and advances to banks	153,766	7,406		161,172	18,609	179,781	17	12
Loans and advances to customers	932,868	57,163		990,031	(93,800)	896,231	(4)	(9)
Financial investments	300,235	14,748		314,983	54,175	369,158	23	17
Other assets	137,462	1,807		139,269	9,910	149,179	9	7

Total assets	2,527,465	139,301		2,666,766	(302,314)	2,364,452	(6)	(11)

Deposits by banks	130,084	8,426		138,510	(13,638)	124,872	(4)	(10)
Customer accounts	1,115,327	64,478		1,179,805	(20,771)	1,159,034	4	(2)
Trading liabilities	247,652	12,714		260,366	7,764	268,130	8	3
Financial liabilities designated at fair value	74,587	2,709		77,296	2,796	80,092	7	4
Derivative liabilities	487,060	31,722		518,782	(271,136)	247,646	(49)	(52)
Debt securities in issue	179,693	8,005		187,698	(40,802)	146,896	(18)	(22)
Liabilities under insurance contracts	43,683	1,763		45,446	8,261	53,707	23	18
Other liabilities	149,150	5,144		154,294	(5,880)	148,414	–	(4)

Total liabilities	2,427,236	134,961		2,562,197	(333,406)	2,228,791	(8)	(13)

Total shareholders’ equity	93,591	4,114		97,705	30,594	128,299	37	31
Minority interests	6,638	226		6,864	498	7,362	11	7

Total equity	100,229	4,340		104,569	31,092	135,661	35	30

Total equity and liabilities	2,527,465	139,301		2,666,766	(302,314)	2,364,452	(6)	(11)

For footnote, see page 149.
     In 2009, the effect of acquisitions was not material.

Reconciliation of reported and underlying loans and advances to customers and customer accounts by geographical region

	31 December 2009 compared with 31 December 2008

			31 Dec 08 at
	31 Dec 08		31 Dec 09		31 Dec 09		Under-
	as	Currency	exchange	Underlying	as	Reported	lying
	reported	translation [31]	rates	change	reported	change	change
	US$m	US$m	US$m	US$m	US$m	%	%

Loans and advances to customers (net)
Europe	426,191	37,773	463,964	(24,483)	439,481	3	(5)
Hong Kong	100,220	(54)	100,166	(785)	99,381	(1)	(1)
Rest of Asia-Pacific	80,661	5,320	85,981	(5,938)	80,043	(1)	(7)
Middle East	27,295	(69)	27,226	(4,382)	22,844	(16)	(16)
North America	256,214	7,379	263,593	(56,740)	206,853	(19)	(22)
Latin America	42,287	6,814	49,101	(1,472)	47,629	13	(3)

	932,868	57,163	990,031	(93,800)	896,231	(4)	(9)

Customer accounts
Europe	502,476	42,883	545,359	(50,340)	495,019	(1)	(9)
Hong Kong	250,517	(119)	250,398	25,043	275,441	10	10
Rest of Asia-Pacific	124,194	5,736	129,930	4,069	133,999	8	3
Middle East	35,165	(76)	35,089	(2,560)	32,529	(7)	(7)
North America	143,532	5,577	149,109	48	149,157	4	–
Latin America	59,443	10,477	69,920	2,969	72,889	23	4

	1,115,327	64,478	1,179,805	(20,771)	1,159,034	4	(2)

Reconciliation of reported and underlying loans and advances to customers and customer accounts by customer groups and global businesses

	31 December 2009 compared with 31 December 2008

				31 Dec 08 at
	31 Dec 08			31 Dec 09		31 Dec 09		Under-
	as	Currency		exchange	Underlying	as	Reported	lying
	reported	translation	[31]	rates	change	reported	change	change
	US$m	US$m		US$m	US$m	US$m	%	%

Loans and advances to customers (net)
Personal Financial Services	401,402	21,119		422,521	(23,061)	399,460	–	(5)
Commercial Banking	203,949	14,614		218,563	(18,889)	199,674	(2)	(9)
Global Banking and Markets	287,306	19,989		307,295	(50,339)	256,956	(11)	(16)
Private Banking	37,590	1,416		39,006	(1,975)	37,031	(1)	(5)
Other	2,621	25		2,646	464	3,110	19	18

	932,868	57,163		990,031	(93,800)	896,231	(4)	(9)

Customer accounts
Personal Financial Services	440,338	24,029		464,367	34,742	499,109	13	7
Commercial Banking	235,879	13,901		249,780	17,608	267,388	13	7
Global Banking and Markets	320,386	24,243		344,629	(59,902)	284,727	(11)	(17)
Private Banking	116,683	2,291		118,974	(12,441)	106,533	(9)	(10)
Other	2,041	14		2,055	(778)	1,277	(37)	(38)

	1,115,327	64,478		1,179,805	(20,771)	1,159,034	4	(2)

For footnote, see page 149.
     In 2009, the effect of acquisitions was not material.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet / Average balance sheet

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

Assets

		2009			2008			2007

		Average	Interest		Average	Interest		Average	Interest
		balance	income	Yield	balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%

Summary
Total interest-earning assets (itemised below)		1,384,705	62,096	4.48	1,466,622	91,301	6.23	1,296,701	92,359	7.12
Trading assets[32]		357,504	7,614	2.13	428,539	16,742	3.91	374,973	17,562	4.68
Financial assets designated at fair value[33]		62,143	1,032	1.66	37,303	1,108	2.97	14,899	813	5.46
Impairment provisions		(26,308)			(20,360)			(15,309)
Non-interest-earning assets		667,942			596,885			440,686

Total assets and interest income		2,445,986	70,742	2.89	2,508,989	109,151	4.35	2,111,950	110,734	5.24

Short-term funds and loans and advances to banks
Europe	HSBC Bank	38,455	1,379	3.59	46,703	2,187	4.68	49,910	2,592	5.19
	HSBC Private Banking Holdings (Suisse)	4,451	43	0.97	8,040	333	4.14	5,295	229	4.32
	HSBC France	37,239	440	1.18	35,801	1,495	4.18	31,591	1,294	4.10
Hong Kong	Hang Seng Bank	16,626	202	1.21	17,402	587	3.37	13,054	609	4.67
	The Hongkong and Shanghai Banking Corporation	27,903	182	0.65	47,244	1,344	2.84	50,210	2,352	4.68
Rest of Asia-Pacific[27]	The Hongkong and Shanghai Banking Corporation	23,107	326	1.41	27,907	881	3.16	19,286	810	4.20
	HSBC Bank Malaysia	3,776	81	2.15	4,659	165	3.54	2,861	103	3.60
Middle East[27]	HSBC Bank Middle East	4,312	52	1.21	6,028	188	3.12	6,328	324	5.12
North America	HSBC Bank USA	2,338	94	4.02	9,595	328	3.42	9,393	477	5.08
	HSBC Bank Canada	2,934	10	0.34	3,354	107	3.19	3,810	174	4.57
Latin America	HSBC Mexico	3,722	149	4.00	3,682	247	6.71	3,555	239	6.72
	Brazilian operations[34]	10,490	1,003	9.56	7,959	951	11.95	5,790	645	11.14
	HSBC Bank Panama	1,187	10	0.84	1,133	30	2.65	897	33	3.68
	HSBC Bank Argentina	256	29	11.33	612	43	7.03	304	16	5.26
Other operations		15,782	199	1.26	19,992	760	3.80	19,087	898	4.70

		192,578	4,199	2.18	240,111	9,646	4.02	221,371	10,795	4.88

For footnotes, see page 149.

Assets (continued)

		2009			2008			2007

		Average	Interest		Average	Interest		Average	Interest
		balance	income	Yield	balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%

Loans and advances to customers
Europe	HSBC Bank	276,602	10,898	3.94	288,214	18,587	6.45	237,231	18,078	7.62
	HSBC Private Banking Holdings (Suisse)	9,993	176	1.76	12,355	494	4.00	9,805	507	5.17
	HSBC France	71,048	1,932	2.72	73,455	3,604	4.91	68,027	3,219	4.73
	HSBC Finance	3,094	319	10.31	4,808	505	10.50	5,492	611	11.13
Hong Kong	Hang Seng Bank	42,619	1,194	2.80	42,304	1,589	3.76	37,827	2,120	5.60
	The Hongkong and Shanghai Banking Corporation	55,287	1,757	3.18	54,628	2,291	4.19	48,134	2,901	6.03
Rest of Asia-Pacific[27]	The Hongkong and Shanghai Banking Corporation	66,262	3,668	5.54	77,741	5,163	6.64	59,286	4,321	7.29
	HSBC Bank Malaysia	8,113	455	5.61	8,407	553	6.58	7,467	507	6.79
Middle East[27]	HSBC Bank Middle East	22,612	1,593	7.04	23,697	1,549	6.54	15,125	1,200	7.93
North America	HSBC Bank USA	98,422	5,541	5.63	93,088	5,758	6.19	90,091	6,585	7.31
	HSBC Finance	101,132	9,941	9.83	140,957	15,835	11.23	153,658	18,086	11.77
	HSBC Bank Canada	43,072	1,499	3.48	48,331	2,455	5.08	43,570	2,598	5.96
Latin America	HSBC Mexico	12,185	1,708	14.02	17,252	2,565	14.87	16,469	2,187	13.28
	Brazilian operations[34]	18,704	4,494	24.03	19,642	4,879	24.84	13,569	3,895	28.71
	HSBC Bank Panama	9,302	864	9.29	8,620	810	9.40	8,113	778	9.59
	HSBC Bank Argentina	1,940	357	18.40	2,136	378	17.70	1,667	241	14.46
Other operations		29,670	1,905	6.42	28,027	1,707	6.09	21,318	1,790	8.40

		870,057	48,301	5.55	943,662	68,722	7.28	836,849	69,624	8.32

Financial investments
Europe	HSBC Bank	79,763	2,321	2.91	83,725	3,840	4.59	45,885	2,431	5.30
	HSBC Private Banking Holdings (Suisse)	15,602	363	2.33	12,018	553	4.60	10,372	511	4.93
	HSBC France	5,327	141	2.65	14,862	795	5.35	10,357	511	4.93
Hong Kong	Hang Seng Bank	24,594	630	2.56	24,031	1,063	4.42	30,791	1,550	5.03
	The Hongkong and Shanghai Banking Corporation	52,965	644	1.22	15,361	563	3.67	20,717	1,017	4.91
Rest of Asia-Pacific[27]	The Hongkong and Shanghai Banking Corporation	34,056	1,039	3.05	31,992	1,507	4.71	23,739	1,065	4.49
	HSBC Bank Malaysia	1,218	37	3.04	937	36	3.84	1,515	56	3.70
Middle East[27]	HSBC Bank Middle East	6,996	118	1.69	5,671	144	2.54	3,654	174	4.76
North America	HSBC Bank USA	27,253	969	3.56	25,089	1,232	4.91	23,373	1,189	5.09
	HSBC Finance	2,426	120	4.95	2,908	143	4.92	4,072	229	5.62
	HSBC Bank Canada	10,282	205	1.99	7,037	197	2.80	6,068	258	4.25
Latin America	HSBC Mexico	3,916	227	5.80	3,470	244	7.03	3,327	319	9.59
	Brazilian operations[34]	6,930	820	11.83	6,758	853	12.62	5,596	672	12.01
	HSBC Bank Panama	604	39	6.46	618	47	7.61	709	58	8.18
	HSBC Bank Argentina	181	35	19.34	287	47	16.38	563	68	12.08
Other operations		50,767	1,717	3.38	29,632	1,354	4.57	27,252	1,407	5.16

		322,880	9,425	2.92	264,396	12,618	4.77	217,990	11,515	5.28

For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Average balance sheet
Assets (continued)

		2009			2008			2007

		Average	Interest		Average	Interest		Average	Interest
		balance	income	Yield	balance	income	Yield	balance	income	Yield
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%

Other interest-earning assets
Europe	HSBC Bank	17,406	188	1.08	25,885	630	2.43	11,170	652	5.84
	HSBC Private Banking Holdings (Suisse)	21,450	360	1.68	21,189	875	4.13	16,360	882	5.39
	HSBC France	11,867	172	1.45	23,414	630	2.69	12,158	419	3.45
Hong Kong	Hang Seng Bank	2,618	32	1.22	1,629	48	2.95	832	42	5.05
	The Hongkong and Shanghai Banking Corporation	26,657	214	0.80	33,571	949	2.83	27,057	1,237	4.57
Rest of Asia-Pacific[27]	The Hongkong and Shanghai Banking Corporation	19,917	106	0.53	24,492	352	1.44	11,137	588	5.28
	HSBC Bank Malaysia	407	6	1.47	212	7	3.30	231	12	5.19
Middle East[27]	HSBC Bank Middle East	541	46	8.50	843	63	7.47	758	52	6.86
North America	HSBC Bank USA	3,327	71	2.13	3,091	188	6.08	3,731	231	6.19
	HSBC Finance	2,995	6	0.20	2,638	63	2.39	1,724	89	5.16
	HSBC Bank Canada	773	9	1.16	1,025	25	2.44	960	31	3.23
Latin America	HSBC Mexico	138	–	–	193	2	1.04	–	–	–
	Brazilian operations[34]	1,074	46	4.28	1,438	147	10.22	840	75	8.93
	HSBC Bank Panama	1,372	9	0.66	1,807	23	1.27	1,351	40	2.96
	HSBC Bank Argentina	51	–	–	58	1	1.72	39	1	2.56
Other operations		(111,403)	(1,094)		(123,032)	(3,688)		(67,857)	(3,926)

		(810)	171	(21.11)	18,453	315	1.71	20,491	425	2.07

Total interest-earning assets
Europe	HSBC Bank	412,226	14,786	3.59	444,527	25,244	5.68	344,196	23,753	6.90
	HSBC Private Banking Holdings (Suisse)	51,496	942	1.83	53,602	2,255	4.21	41,832	2,129	5.09
	HSBC France	125,481	2,685	2.14	147,532	6,524	4.42	122,133	5,443	4.46
	HSBC Finance	3,094	319	10.31	4,808	505	10.50	5,492	611	11.13
Hong Kong	Hang Seng Bank	86,457	2,058	2.38	85,366	3,287	3.85	82,504	4,321	5.24
	The Hongkong and Shanghai Banking Corporation	162,812	2,797	1.72	150,804	5,147	3.41	146,118	7,507	5.14
Rest of Asia-Pacific[27]	The Hongkong and Shanghai Banking Corporation	143,342	5,139	3.59	162,132	7,903	4.87	113,448	6,784	5.98
	HSBC Bank Malaysia	13,514	579	4.28	14,215	761	5.35	12,074	678	5.62
Middle East[27]	HSBC Bank Middle East	34,461	1,809	5.25	36,239	1,944	5.36	25,865	1,750	6.77
North America	HSBC Bank USA	131,340	6,675	5.08	130,863	7,506	5.74	126,588	8,482	6.70
	HSBC Finance	106,553	10,067	9.45	146,503	16,041	10.95	159,454	18,404	11.54
	HSBC Bank Canada	57,061	1,723	3.02	59,747	2,784	4.66	54,408	3,061	5.63
Latin America	HSBC Mexico	19,961	2,084	10.44	24,597	3,058	12.43	23,351	2,745	11.76
	Brazilian operations[34]	37,198	6,363	17.11	35,797	6,830	19.08	25,795	5,287	20.50
	HSBC Bank Panama	12,465	922	7.40	12,178	910	7.47	11,070	909	8.21
	HSBC Bank Argentina	2,428	421	17.34	3,093	469	15.16	2,573	326	12.67
Other operations		(15,184)	2,727		(45,381)	133		(200)	169

		1,384,705	62,096	4.48	1,466,622	91,301	6.23	1,296,701	92,359	7.12

For footnotes, see page 149.

Equity and liabilities

		2009			2008			2007

		Average	Interest		Average	Interest		Average	Interest
		balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%

Summary
Total interest-bearing liabilities (itemised below)		1,353,283	21,366	1.58	1,451,842	48,738	3.36	1,279,460	54,564	4.26
Trading liabilities		205,670	3,987	1.94	277,940	11,029	3.97	250,572	12,186	4.86
Financial liabilities designated at fair value (excluding own debt issued)		15,688	293	1.87	21,266	345	1.62	20,827	224	1.07
Non-interest bearing current accounts		123,271			98,193			83,958
Total equity and other non-interest bearing liabilities		748,074			659,747			477,133

Total equity and liabilities		2,445,986	25,646	1.05	2,508,988	60,112	2.40	2,111,950	66,974	3.17

Deposits by banks[35]
Europe	HSBC Bank	35,207	553	1.57	48,167	1,875	3.89	44,787	2,148	4.80
	HSBC Private Banking Holdings (Suisse)	1,063	1	0.09	4,493	105	2.34	690	22	3.19
	HSBC France	43,682	536	1.23	37,851	1,672	4.42	30,816	1,358	4.41
Hong Kong	Hang Seng Bank	1,051	5	0.48	1,696	55	3.24	2,993	123	4.11
	The Hongkong and Shanghai Banking Corporation	6,892	9	0.13	3,665	70	1.91	3,634	150	4.13
Rest of Asia-Pacific[27]	The Hongkong and Shanghai Banking Corporation	10,710	165	1.54	16,232	450	2.77	10,247	445	4.34
	HSBC Bank Malaysia	110	2	1.82	338	10	2.96	375	12	3.20
Middle East[27]	HSBC Bank Middle East	773	9	1.16	1,680	29	1.73	672	32	4.76
North America	HSBC Bank USA	8,381	9	0.11	11,015	220	2.00	6,933	414	5.97
	HSBC Bank Canada	1,405	8	0.57	1,391	41	2.95	1,681	93	5.53
Latin America	HSBC Mexico	1,462	49	3.35	822	32	3.89	983	63	6.41
	Brazilian operations[34]	3,292	241	7.32	2,790	190	6.81	1,549	106	6.84
	HSBC Bank Panama	908	26	2.86	1,016	43	4.23	1,137	66	5.80
	HSBC Bank Argentina	12	1	8.33	27	1	3.70	117	9	7.69
Other operations		2,899	45	1.55	4,564	166	3.64	4,495	291	6.47

		117,847	1,659	1.41	135,747	4,959	3.65	111,109	5,332	4.80

Financial liabilities designated at fair value — own debt issued[36]
Europe	HSBC Holdings	17,887	369	2.06	18,675	721	3.86	15,142	822	5.43
	HSBC Bank	7,932	196	2.47	8,805	529	6.01	9,907	525	5.30
	HSBC France	5,108	128	2.51	1,515	79	5.21	143	11	7.69
Hong Kong	Hang Seng Bank	130	2	1.54	127	6	4.72	126	6	4.76
North America	HSBC Bank USA	1,615	30	1.86	1,504	67	4.45	1,620	125	7.72
	HSBC Finance	26,628	871	3.27	32,126	1,563	4.87	31,889	2,079	6.52
Other operations		921	(38)	(4.13)	1,083	168	15.51	–	–	–

		60,221	1,558	2.59	63,835	3,133	4.91	58,827	3,568	6.07

For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Average balance sheet
Equity and liabilities (continued)

		2009			2008			2007

		Average	Interest		Average	Interest		Average	Interest
		balance	expense	Cost	Balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%

Customer accounts[37]
Europe	HSBC Bank	274,949	2,407	0.88	305,702	10,092	3.30	270,965	10,576	3.90
	HSBC Private Banking Holdings (Suisse)	27,250	256	0.94	37,778	1,349	3.57	30,955	1,485	4.80
	HSBC France	61,465	645	1.05	39,428	1,583	4.01	31,845	1,226	3.85
Hong Kong	Hang Seng Bank	71,140	200	0.28	66,142	914	1.38	61,227	1,900	3.10
	The Hongkong and Shanghai Banking Corporation	150,520	211	0.14	139,169	1,365	0.98	125,478	3,499	2.79
Rest of Asia-Pacific[27]	The Hongkong and Shanghai Banking Corporation	92,305	1,494	1.62	96,476	2,869	2.97	76,052	2,645	3.48
	HSBC Bank Malaysia	9,658	191	1.98	10,266	295	2.87	8,823	260	2.95
Middle East[27]	HSBC Bank Middle East	18,726	432	2.31	19,922	422	2.12	15,685	578	3.69
North America	HSBC Bank USA	85,007	975	1.15	86,701	2,069	2.39	78,138	3,051	3.90
	HSBC Bank Canada	35,051	385	1.10	34,090	967	2.84	30,060	1,090	3.63
Latin America	HSBC Mexico	11,636	391	3.36	14,612	561	3.84	14,230	548	3.85
	Brazilian operations[34]	28,605	2,946	10.30	26,288	3,110	11.83	19,581	2,163	11.05
	HSBC Bank Panama	8,592	353	4.11	7,761	296	3.81	7,604	314	4.13
	HSBC Bank Argentina	2,151	99	4.60	2,266	145	6.40	1,892	85	4.49
Other operations		63,863	361	0.57	64,253	1,952	3.04	55,351	2,297	4.15

		940,918	11,346	1.21	950,854	27,989	2.94	827,886	31,717	3.83

Debt securities in issue
Europe	HSBC Bank	72,955	1,305	1.79	86,216	4,001	4.64	64,168	3,753	5.85
	HSBC France	25,065	330	1.32	30,815	1,447	4.70	28,757	1,207	4.20
	HSBC Finance	–	–	–	215	8	3.72	240	18	7.50
Hong Kong	Hang Seng Bank	1,220	21	1.72	1,685	57	3.38	1,734	80	4.61
Rest of Asia-Pacific[27]	The Hongkong and Shanghai Banking Corporation	5,409	218	4.03	8,995	640	7.12	8,979	559	6.23
	HSBC Bank Malaysia	403	16	3.97	475	20	4.21	318	13	4.09
Middle East[27]	HSBC Bank Middle East	2,988	62	2.07	2,650	90	3.40	2,086	119	5.70
North America	HSBC Bank USA	20,968	590	2.81	21,922	852	3.89	25,724	1,232	4.79
	HSBC Finance	63,563	2,510	3.95	98,096	3,765	3.84	115,520	5,311	4.60
	HSBC Bank Canada	12,825	322	2.51	16,957	604	3.56	14,771	640	4.33
Latin America	HSBC Mexico	1,460	67	4.59	2,693	243	9.02	1,147	110	9.59
	Brazilian operations[34]	1,568	86	5.48	1,859	156	8.39	1,417	115	8.12
	HSBC Bank Panama	487	34	6.98	556	33	5.94	607	45	7.41
	HSBC Bank Argentina	1	–	–	2	–	–	12	–	–
Other operations		16,745	340	2.03	13,691	66	0.48	6,446	(13)	(0.20)

		225,657	5,901	2.62	286,827	11,982	4.18	271,926	13,189	4.85

For footnotes, see page 149.

		2009			2008			2007
		Average	Interest		Average	Interest		Average	Interest
		balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
		US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Other interest-bearing liabilities

Europe	HSBC Bank	50,247	655	1.30	38,906	1,134	2.91	22,035	1,302	5.91
	HSBC Private Banking Holdings (Suisse)	3,892	18	0.46	4,203	135	3.21	3,427	163	4.76
	HSBC France	24,699	187	0.76	33,920	1,361	4.01	27,830	979	3.52
	HSBC Finance	2,363	59	2.50	3,712	191	5.15	4,557	227	4.98

Hong Kong	Hang Seng Bank	789	5	0.63	1,258	41	3.26	2,278	114	5.00
	The Hongkong and Shanghai Banking Corporation	12,815	105	0.82	10,557	288	2.73	9,866	535	5.42

Rest of Asia-Pacific[27]	The Hongkong and Shanghai Banking Corporation	19,447	177	0.91	23,685	466	1.97	12,631	580	4.59
	HSBC Bank Malaysia	266	2	0.75	338	7	2.07	232	6	2.59

Middle East[27]	HSBC Bank Middle East	1,748	68	3.89	1,918	89	4.64	1,168	81	6.93

North America	HSBC Bank USA	9,754	368	3.77	10,490	468	4.46	13,602	587	4.32
	HSBC Finance	4,051	102	2.52	4,670	141	3.02	1,941	113	5.82
	HSBC Bank Canada	1,149	6	0.52	1,306	19	1.45	1,151	27	2.35
	HSBC Markets Inc	1,716	36	2.10	10,349	78	0.75	8,889	255	2.87

Latin America	HSBC Mexico	301	11	3.65	187	20	10.70	207	16	7.73
	Brazilian operations[34]	1,496	130	8.69	2,340	207	8.85	1,103	182	16.50
	HSBC Bank Panama	192	2	1.04	917	3	0.33	574	9	1.57
	HSBC Bank Argentina	36	1	2.78	92	6	6.52	95	4	4.21

Other operations		(126,321)	(1,030)		(134,269)	(3,979)		(101,874)	(4,422)

		8,640	902	10.44	14,579	675	4.63	9,712	758	7.80

Total interest-bearing liabilities

Europe	HSBC Bank	441,290	5,116	1.16	487,796	17,631	3.61	411,862	18,304	4.44
	HSBC Private Banking Holdings (Suisse)	32,205	275	0.85	46,474	1,589	3.42	35,072	1,670	4.76
	HSBC France	160,019	1,826	1.14	143,529	6,142	4.28	119,391	4,781	4.00
	HSBC Finance	2,363	59	2.50	3,927	199	5.07	4,797	245	5.11

Hong Kong	Hang Seng Bank	74,330	233	0.31	70,908	1,073	1.51	68,358	2,223	3.25
	The Hongkong and Shanghai Banking Corporation	170,227	325	0.19	153,391	1,723	1.12	138,978	4,184	3.01

Rest of Asia-Pacific[27]	The Hongkong and Shanghai Banking Corporation	127,871	2,054	1.61	145,388	4,425	3.04	107,909	4,229	3.92
	HSBC Bank Malaysia	10,437	211	2.02	11,417	332	2.91	9,748	291	2.99

Middle East[27]	HSBC Bank Middle East	24,235	571	2.36	26,170	630	2.41	19,611	810	4.13

North America	HSBC Bank USA	125,725	1,972	1.57	131,632	3,676	2.79	126,017	5,409	4.29
	HSBC Finance	94,242	3,483	3.70	134,892	5,469	4.05	149,350	7,503	5.02
	HSBC Bank Canada	50,430	721	1.43	53,744	1,631	3.03	47,663	1,850	3.88
	HSBC Markets Inc	1,716	36	2.10	10,349	78	0.75	8,889	255	2.87

Latin America	HSBC Mexico	14,859	518	3.49	18,314	856	4.67	16,567	737	4.45
	Brazilian operations[34]	34,961	3,403	9.73	33,277	3,663	11.01	23,650	2,566	10.85
	HSBC Bank Panama	10,179	415	4.08	10,250	375	3.66	9,922	434	4.37
	HSBC Bank Argentina	2,200	101	4.59	2,387	152	6.37	2,116	98	4.63

Other operations		(24,006)	47		(32,003)	(906)		(20,440)	(1,025)

		1,353,283	21,366	1.58	1,451,842	48,738	3.36	1,279,460	54,564	4.26

For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Net interest margin / Average asset distribution / Changes in net interest income and expense

Net interest margin39

		2009	2008	2007
		%	%	%

Europe	HSBC Bank	2.35	1.71	1.58
	HSBC Private Banking Holdings (Suisse)	1.30	1.24	1.10
	HSBC France	0.68	0.26	0.54
	HSBC Finance	8.40	6.36	6.66

Hong Kong	Hang Seng Bank	2.11	2.59	2.54
	The Hongkong and Shanghai Banking Corporation	1.52	2.27	2.27

Rest of Asia-Pacific[27]	The Hongkong and Shanghai Banking Corporation	2.15	2.15	2.25
	HSBC Bank Malaysia	2.72	3.02	3.21

Middle East[27]	HSBC Bank Middle East	3.59	3.63	3.63

North America	HSBC Bank USA	3.58	2.93	2.43
	HSBC Finance	6.18	7.22	6.84
	HSBC Bank Canada	1.76	1.93	2.23

Latin America	HSBC Mexico	7.85	8.95	8.60
	Brazilian operations[34]	7.96	8.85	10.55
	HSBC Bank Panama	4.07	4.39	4.29
	HSBC Bank Argentina	13.18	10.25	8.86

		2.94	2.90	2.91

Distribution of average total assets

		2009	2008	2007
		%	%	%

Europe	HSBC Bank	36.7	36.7	34.6
	HSBC Private Banking Holdings (Suisse)	2.3	2.3	2.2
	HSBC France	15.0	13.8	12.0
	HSBC Finance	0.0	0.2	0.3

Hong Kong	Hang Seng Bank	4.2	3.9	4.4
	The Hongkong and Shanghai Banking Corporation	10.5	9.5	10.1

Rest of	The Hongkong and Shanghai Banking
Asia-Pacific[27]	Corporation	8.5	8.8	6.9
	HSBC Bank Malaysia	0.6	0.6	0.7

Middle East[27]	HSBC Bank Middle East	1.6	1.8	1.4

North America	HSBC Bank USA	11.0	11.2	10.1
	HSBC Finance	4.5	6.2	8.3
	HSBC Bank Canada	2.7	2.9	3.3

Latin America	HSBC Mexico	1.4	1.5	2.5
	Brazilian operations[34]	2.1	2.1	1.6
	HSBC Bank Panama	0.6	0.6	0.7
	HSBC Bank Argentina	0.2	0.2	0.2

Other operations (including consolidation adjustments)		(1.9)	(2.3)	0.7

		100.0	100.0	100.0

For footnotes, see page 149.

Analysis of changes in net interest income and net interest expense
The following tables allocate changes in net interest income and net interest expense between volume and rate for 2009 compared with 2008, and for 2008 compared with 2007.
Interest income

			Increase/(decrease)			Increase/(decrease)
			in 2009 compared			in 2008 compared
			with 2008			with 2007
		2009	Volume	Rate	2008	Volume	Rate	2007
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Short-term funds and loans and advances to banks

Europe	HSBC Bank	1,379	(386)	(422)	2,187	(166)	(239)	2,592
	HSBC Private Banking Holdings (Suisse)	43	(149)	(141)	333	119	(15)	229
	HSBC France	440	60	(1,115)	1,495	173	28	1,294

Hong Kong	Hang Seng Bank	202	(26)	(359)	587	203	(225)	609
	The Hongkong and Shanghai Banking Corporation	182	(549)	(613)	1,344	(139)	(869)	2,352

Rest of Asia-Pacific[27]	The Hongkong and Shanghai Banking Corporation	326	(152)	(403)	881	362	(291)	810
	HSBC Bank Malaysia	81	(31)	(53)	165	65	(3)	103

Middle East[27]	HSBC Bank Middle East	52	(54)	(82)	188	(15)	(121)	324

North America	HSBC Bank USA	94	(248)	14	328	10	(159)	477
	HSBC Bank Canada	10	(13)	(84)	107	(21)	(46)	174

Latin America	HSBC Mexico	149	3	(101)	247	9	(1)	239
	Brazilian operations[34]	1,003	302	(250)	951	242	64	645
	HSBC Bank Panama	10	1	(21)	30	9	(12)	33
	HSBC Bank Argentina	29	(25)	11	43	16	11	16

Other operations		199	(160)	(401)	760	43	(181)	898

		4,199	(1,911)	(3,536)	9,646	915	(2,064)	10,795

Loans and advances to customers

Europe	HSBC Bank	10,898	(749)	(6,940)	18,587	3,885	(3,376)	18,078
	HSBC Private Banking Holdings (Suisse)	176	(94)	(224)	494	132	(145)	507
	HSBC France	1,932	(118)	(1,554)	3,604	257	128	3,219
	HSBC Finance	319	(180)	(6)	505	(76)	(30)	611

Hong Kong	Hang Seng Bank	1,194	12	(407)	1,589	251	(782)	2,120
	The Hongkong and Shanghai Banking Corporation	1,757	28	(562)	2,291	392	(1,002)	2,901

Rest of Asia-Pacific[27]	The Hongkong and Shanghai Banking Corporation	3,668	(762)	(733)	5,163	1,345	(503)	4,321
	HSBC Bank Malaysia	455	(19)	(79)	553	64	(18)	507

Middle East[27]	HSBC Bank Middle East	1,593	(71)	115	1,549	680	(331)	1,200

North America	HSBC Bank USA	5,541	330	(547)	5,758	219	(1,046)	6,585
	HSBC Finance	9,941	(4,472)	(1,422)	15,835	(1,495)	(756)	18,086
	HSBC Bank Canada	1,499	(267)	(689)	2,455	284	(427)	2,598

Latin America	HSBC Mexico	1,708	(753)	(104)	2,565	104	274	2,187
	Brazilian operations[34]	4,494	(233)	(152)	4,879	1,744	(760)	3,895
	HSBC Bank Panama	864	64	(10)	810	49	(17)	778
	HSBC Bank Argentina	357	(35)	14	378	68	69	241

Other operations		1,905	100	98	1,707	564	(647)	1,790

		48,301	(5,358)	(15,063)	68,722	8,887	(9,789)	69,624

For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Changes in net interest income / net interest expense

Interest income (continued)

			Increase/(decrease) in			Increase/(decrease)
			2009 compared with			in 2008 compared with
			2008			2007
		2009	Volume	Rate	2008	Volume	Rate	2007
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial investments

Europe	HSBC Bank	2,321	(182)	(1,337)	3,840	2,006	(597)	2,431
	HSBC Private Banking Holdings (Suisse)	363	165	(355)	553	81	(39)	511
	HSBC France	141	(510)	(144)	795	222	62	511

Hong Kong	Hang Seng Bank	630	25	(458)	1,063	(340)	(147)	1,550
	The Hongkong and Shanghai Banking Corporation	644	1,380	(1,299)	563	(263)	(191)	1,017

Rest of Asia-Pacific[27]	The Hongkong and Shanghai Banking Corporation	1,039	97	(565)	1,507	371	71	1,065
	HSBC Bank Malaysia	37	11	(10)	36	(21)	1	56

Middle East[27]	HSBC Bank Middle East	118	34	(60)	144	96	(126)	174

North America	HSBC Bank USA	969	106	(369)	1,232	87	(44)	1,189
	HSBC Finance	120	(24)	1	143	(65)	(21)	229
	HSBC Bank Canada	205	91	(83)	197	41	(102)	258

Latin America	HSBC Mexico	227	31	(48)	244	14	(89)	319
	Brazilian operations[34]	820	22	(55)	853	140	41	672
	HSBC Bank Panama	39	(1)	(7)	47	(7)	(4)	58
	HSBC Bank Argentina	35	(17)	5	47	(33)	12	68

Other operations		1,717	966	(603)	1,354	123	(176)	1,407

		9,425	2,790	(5,983)	12,618	2,450	(1,347)	11,515

Interest expense

Deposits by banks

Europe	HSBC Bank	553	(504)	(818)	1,875	162	(435)	2,148
	HSBC Private Banking Holdings (Suisse)	1	(80)	(24)	105	121	(38)	22
	HSBC France	536	258	(1,394)	1,672	310	4	1,358

Hong Kong	Hang Seng Bank	5	(21)	(29)	55	(53)	(15)	123
	The Hongkong and Shanghai Banking Corporation	9	62	(123)	70	1	(81)	150

Rest of Asia-Pacific[27]	The Hongkong and Shanghai Banking Corporation	165	(153)	(132)	450	260	(255)	445
	HSBC Bank Malaysia	2	(7)	(1)	10	(1)	(1)	12

Middle East[27]	HSBC Bank Middle East	9	(16)	(4)	29	48	(51)	32

North America	HSBC Bank USA	9	(53)	(158)	220	244	(438)	414
	HSBC Bank Canada	8	–	(33)	41	(16)	(36)	93

Latin America	HSBC Mexico	49	25	(8)	32	(10)	(21)	63
	Brazilian operations[34]	241	34	17	190	85	(1)	106
	HSBC Bank Panama	26	(5)	(12)	43	(7)	(16)	66
	HSBC Bank Argentina	1	(1)	1	1	(7)	(1)	9

Other operations		45	(61)	(60)	166	4	(129)	291

		1,659	(653)	(2,647)	4,959	1,183	(1,556)	5,332

For footnotes, see page 149.

Interest expense (continued)

			Increase/(decrease)			Increase/(decrease)
			in 2009 compared			in 2008 compared
			with 2008			with 2007
		2009	Volume	Rate	2008	Volume	Rate	2007
		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Customer accounts

Europe	HSBC Bank	2,407	(1,015)	(6,670)	10,092	1,355	(1,839)	10,576
	HSBC Private Banking Holdings (Suisse)	256	(376)	(717)	1,349	328	(464)	1,485
	HSBC France	645	884	(1,822)	1,583	292	65	1,226

Hong Kong	Hang Seng Bank	200	69	(783)	914	152	(1,138)	1,900
	The Hongkong and Shanghai Banking Corporation	211	111	(1,265)	1,365	382	(2,516)	3,499

Rest of Asia-Pacific[27]	The Hongkong and Shanghai Banking Corporation	1,494	(124)	(1,251)	2,869	711	(487)	2,645
	HSBC Bank Malaysia	191	(17)	(87)	295	43	(8)	260

Middle East[27]	HSBC Bank Middle East	432	(25)	35	422	156	(312)	578

North America	HSBC Bank USA	975	(40)	(1,054)	2,069	334	(1,316)	3,051
	HSBC Bank Canada	385	27	(609)	967	146	(269)	1,090

Latin America	HSBC Mexico	391	(114)	(56)	561	15	(2)	548
	Brazilian operations[34]	2,946	274	(438)	3,110	741	206	2,163
	HSBC Bank Panama	353	32	25	296	6	(24)	314
	HSBC Bank Argentina	99	(7)	(39)	145	17	43	85

Other operations		361	(12)	(1,579)	1,952	369	(714)	2,297

		11,346	(292)	(16,351)	27,989	4,710	(8,438)	31,717

Financial liabilities designated at fair value – own debt issued		1,558	(177)	(1,398)	3,133	304	(739)	3,568

Debt securities in issue

Europe	HSBC Bank	1,305	(615)	(2,081)	4,001	1,290	(1,042)	3,753
	HSBC France	330	(270)	(847)	1,447	86	154	1,207
	HSBC Finance	–	(8)	–	8	(2)	(8)	18

Hong Kong	Hang Seng Bank	21	(16)	(20)	57	(2)	(21)	80

Rest of Asia-Pacific[27]	The Hongkong and Shanghai Banking Corporation	218	(255)	(167)	640	1	80	559
	HSBC Bank Malaysia	16	(3)	(1)	20	6	1	13

Middle East[27]	HSBC Bank Middle East	62	11	(39)	90	32	(61)	119

North America	HSBC Bank USA	590	(37)	(225)	852	(182)	(198)	1,232
	HSBC Finance	2,510	(1,326)	71	3,765	(802)	(744)	5,311
	HSBC Bank Canada	322	(147)	(135)	604	95	(131)	640

Latin America	HSBC Mexico	67	(111)	(65)	243	148	(15)	110
	Brazilian operations[34]	86	(24)	(46)	156	36	5	115
	HSBC Bank Panama	34	(4)	5	33	(4)	(8)	45

Other operations		340	15	259	66	(14)	93	(13)

		5,901	(2,557)	(3,524)	11,982	(723)	(1,930)	13,189

For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Short-term borrowings / Contractual obligations / Ratios / Loan maturities

Short-term borrowings
HSBC includes short-term borrowings within customer accounts, deposits by banks and debt securities in issue and does not show short-term borrowings separately on the balance sheet. Short-term borrowings are defined by the US Securities and Exchange Commission (‘SEC’) as
Repos and short-term bonds
Federal funds purchased and securities sold under agreements to repurchase, commercial paper and other short-term borrowings. HSBC’s only significant short-term borrowings are securities sold under agreements to repurchase and certain debt securities in issue. Additional information on these is provided in the table below.

	2009	2008	2007
	US$m	US$m	US$m
Securities sold under agreements to repurchase
Outstanding at 31 December	152,218	145,180	140,001
Average amount outstanding during the year	170,671	177,256	129,779
Maximum quarter-end balance outstanding during the year.	157,778	190,651	148,601

Weighted average interest rate during the year	0.8%	3.8%	5.4%
Weighted average interest rate at the year-end	0.4%	2.9%	4.8%

Short-term bonds
Outstanding at 31 December	38,776	40,279	51,792
Average amount outstanding during the year	33,010	45,330	39,153
Maximum quarter-end balance outstanding during the year.	38,776	55,842	51,792

Weighted average interest rate during the year	3.2%	5.0%	7.0%
Weighted average interest rate at the year-end	0.6%	3.1%	6.5%
Contractual obligations
The table below provides details of HSBC’s material contractual obligations as at 31 December 2009.

	Payments due by period
		Less than		More than
	Total	1 year	1 – 5 years	5 years
	US$m	US$m	US$m	US$m

Long-term debt obligations	234,297	71,482	93,778	69,037
Term deposits and certificates of deposit	211,434	198,081	13,353	–
Capital (finance) lease obligations	971	103	249	619
Operating lease obligations	5,655	857	2,264	2,534
Purchase obligations	1,359	1,045	314	–
Short positions in debt securities and equity shares.	90,067	73,437	5,332	11,298
Current tax liability	2,141	2,141	–	–
Pension/healthcare obligation	15,979	1,188	5,548	9,243

	561,903	348,334	120,838	92,731

Ratios of earnings to combined fixed charges (and preference share dividends)

	2009	2008	2007	2006	2005
	%	%	%	%	%
Ratios of earnings to combined fixed charges and preference share dividends:[38]
– excluding interest on deposits	2.64	2.97	6.96	7.22	9.16
– including interest on deposits	1.20	1.13	1.34	1.40	1.59

Ratios of earnings to combined fixed charges:[38]
– excluding interest on deposits	2.99	3.17	7.52	7.93	9.60
– including interest on deposits	1.22	1.14	1.34	1.41	1.59
For footnote, see page 149.

Loan maturity and interest sensitivity analysis
At 31 December 2009, the geographical analysis of loan maturity and interest sensitivity by loan type on a contractual repayment basis was as follows:

			Rest
		Hong	of Asia-		Middle		North	Latin
	Europe	Kong	Pacific	[27]	East	[27]	America	America	Total
	US$m	US$m	US$m		US$m		US$m	US$m	US$m
Maturity of 1 year or less
Loans and advances to banks	62,840	35,817	35,535		8,212		15,093	15,525	173,022

Commercial loans to customers
Commercial, industrial and international trade	80,451	12,563	22,085		7,248		4,327	9,576	136,250
Real estate and other property related	18,951	5,678	4,221		1,624		8,690	1,545	40,709
Non-bank financial institutions	67,934	1,201	1,751		959		9,680	1,181	82,706
Governments	1,155	110	172		1,212		161	442	3,252
Other commercial	26,238	2,026	4,173		1,432		6,944	2,665	43,478

	194,729	21,578	32,402		12,475		29,802	15,409	306,395

Hong Kong Government Home Ownership Scheme	–	385	–		–		–	–	385
Residential mortgages and other personal loans	29,732	13,083	10,811		2,959		35,352	8,793	100,730

Loans and advances to customers	224,461	35,046	43,213		15,434		65,154	24,202	407,510

	287,301	70,863	78,748		23,646		80,247	39,727	580,532

Maturity after 1 year but within 5 years
Loans and advances to banks	2,452	380	105		168		221	374	3,700

Commercial loans to customers
Commercial, industrial and international trade	21,101	4,708	5,427		1,591		6,183	4,591	43,601
Real estate and other property related	13,937	13,125	5,354		957		8,551	988	42,912
Non-bank financial institutions	4,622	535	472		239		1,993	519	8,380
Governments	461	263	257		125		46	731	1,883
Other commercial	13,638	4,375	2,536		1,076		3,029	2,508	27,162

	53,759	23,006	14,046		3,988		19,802	9,337	123,938

Hong Kong Government Home Ownership Scheme	–	1,276	–		–		–	–	1,276
Residential mortgages and other personal loans	35,063	9,642	6,782		2,635		47,021	6,364	107,507

Loans and advances to customers	88,822	33,924	20,828		6,623		66,823	15,701	232,721

	91,274	34,304	20,933		6,791		67,044	16,075	236,421

Interest rate sensitivity of loans and advances to banks and commercial loans to customers
Fixed interest rate	12,159	302	789		925		3,831	2,684	20,690
Variable interest rate	44,052	23,084	13,362		3,231		16,192	7,027	106,948

	56,211	23,386	14,151		4,156		20,023	9,711	127,638

Maturity after 5 years
Loans and advances to banks	322	–	8		55		72	2,709	3,166

Commercial loans to customers
Commercial, industrial and international trade	10,822	457	716		497		1,018	2,767	16,277
Real estate and other property related	7,196	5,041	763		85		2,738	465	16,288
Non-bank financial institutions	669	726	23		8		2,290	435	4,151
Governments	600	68	166		19		1	700	1,554
Other commercial	15,279	1,363	409		745		944	224	18,964

	34,566	7,655	2,077		1,354		6,991	4,591	57,234

Hong Kong Government Home Ownership Scheme	–	1,795	–		–		–	–	1,795
Residential mortgages and other personal loans	97,767	21,765	14,921		811		81,561	5,688	222,513

Loans and advances to customers	132,333	31,215	16,998		2,165		88,552	10,279	281,542

	132,655	31,215	17,006		2,220		88,624	12,988	284,708

Interest rate sensitivity of loans and advances to banks and commercial loans to customers
Fixed interest rate	7,742	–	150		749		1,436	2,337	12,414
Variable interest rate	27,146	7,655	1,935		660		5,627	4,963	47,986

	34,888	7,655	2,085		1,409		7,063	7,300	60,400

For footnote, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > Deposits

Deposits
The following tables summarise the average amount of bank deposits, customer deposits and certificates of deposit (‘CD’s) and other money market instruments (which are included within ‘Debt securities in issue’ in the balance sheet), together with the average interest rates paid thereon for each of the past three years. The geographical analysis of average deposits is based on the location of the office in which the deposits are recorded and excludes balances with HSBC companies. The ‘Other’ category includes securities sold under agreements to repurchase.

Deposits by banks

	2009		2008		2007
	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate
	US$m	%	US$m	%	US$m	%

Europe	87,677		99,228		84,635

Demand and other – non-interest bearing	6,415	–	5,231	–	6,359	–
Demand – interest bearing	14,259	1.0	19,204	3.2	11,036	3.8
Time	30,367	1.6	43,695	3.9	38,470	4.7
Other	36,636	1.3	31,098	4.4	28,770	4.8

Hong Kong	10,725		5,916		7,269

Demand and other – non-interest bearing	2,975	–	1,375	–	1,331	–
Demand – interest bearing	5,526	0.1	2,780	2.0	2,420	4.3
Time	1,637	0.3	1,583	2.7	3,267	4.5
Other	587	0.5	178	3.4	251	0.4

Rest of Asia-Pacific[27]	12,467		18,203		12,748

Demand and other – non-interest bearing	1,605	–	1,546	–	1,356	–
Demand – interest bearing	4,097	1.2	4,317	2.3	3,164	2.4
Time	4,682	1.9	9,103	3.5	5,464	5.2
Other	2,083	1.4	3,237	3.8	2,764	4.8

Middle East[27]	1,317		2,151		1,517

Demand and other – non-interest bearing	539	–	365	–	541	–
Demand – interest bearing	18	–	15	–	3	–
Time	691	1.2	1,239	2.7	969	4.5
Other	69	1.4	532	0.2	4	–

North America	13,203		14,835		11,501

Demand and other – non-interest bearing	1,755	–	761	–	827	–
Demand – interest bearing	4,770	0.1	5,684	1.7	3,759	4.8
Time	5,422	0.2	7,941	2.3	6,746	6.0
Other	1,256	0.7	449	1.6	169	7.1

Latin America	5,959		5,058		4,661

Demand and other – non-interest bearing	212	–	366	–	808	–
Demand – interest bearing	219	0.9	81	2.5	153	5.9
Time	4,171	5.0	3,357	5.6	2,690	6.5
Other	1,357	8.1	1,254	7.8	1,010	8.0

Total	131,348		145,391		122,331

Demand and other – non-interest bearing	13,501	–	9,644	–	11,222	–
Demand – interest bearing	28,889	0.7	32,081	2.7	20,535	3.8
Time	46,970	1.7	66,918	3.7	57,606	4.9
Other	41,988	1.6	36,748	4.5	32,968	5.0

For footnote, see page 149.

Customer accounts

	2009		2008		2007
	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate
	US$m	%	US$m	%	US$m	%

Europe	440,450		447,982		391,496

Demand and other – non-interest bearing	55,751	–	39,610	–	34,585	–
Demand – interest bearing	212,178	0.4	225,034	2.9	210,692	3.5
Savings	57,344	2.2	73,479	4.3	62,002	4.6
Time	67,045	1.4	83,208	3.8	69,476	4.9
Other	48,132	0.8	26,651	3.9	14,741	4.5

Hong Kong	261,703		236,109		212,792

Demand and other – non-interest bearing	22,056	–	15,620	–	14,214	–
Demand – interest bearing	171,846	0.1	126,199	0.4	107,053	2.2
Savings	45,537	0.6	65,068	2.4	63,649	3.9
Time	20,901	0.6	27,659	2.3	26,712	3.9
Other	1,363	0.1	1,563	1.2	1,164	4.3

Rest of Asia-Pacific[27]	126,144		128,381		103,235

Demand and other – non-interest bearing	13,425	–	11,872	–	10,225	–
Demand – interest bearing	53,108	0.8	49,329	2.0	37,340	2.5
Savings	46,137	2.5	52,849	3.8	44,004	4.1
Time	12,542	1.2	13,342	3.3	10,114	4.7
Other	932	1.8	989	3.6	1,552	5.2

Middle East[27]	33,211		35,546		25,615

Demand and other – non-interest bearing	9,865	–	10,849	–	6,213	–
Demand – interest bearing	6,364	1.4	6,324	1.6	3,749	2.0
Savings	15,005	3.4	16,119	3.1	13,946	4.6
Time	1,424	2.7	1,884	2.9	1,424	4.1
Other	553	0.2	370	0.5	283	1.1

North America	145,820		144,982		130,982

Demand and other – non-interest bearing	18,350	–	16,759	–	15,175	–
Demand – interest bearing	25,870	0.2	18,261	1.6	15,389	3.3
Savings	69,296	1.4	87,001	2.5	79,529	3.3
Time	25,164	1.3	17,838	3.2	17,655	5.9
Other	7,140	0.8	5,123	2.4	3,234	3.7

Latin America	63,635		65,071		54,708

Demand and other – non-interest bearing	10,598	–	12,507	–	10,530	–
Demand – interest bearing	4,734	1.1	4,994	1.9	5,662	2.1
Savings	33,091	8.5	31,442	10.3	24,861	8.8
Time	14,244	4.8	15,179	5.2	12,443	5.9
Other	968	6.4	949	8.2	1,212	9.5

Total	1,070,963		1,058,071		918,828

Demand and other – non-interest bearing	130,045	–	107,217	–	90,942	–
Demand – interest bearing	474,100	0.3	430,141	1.9	379,885	3.0
Savings	266,410	2.6	325,958	3.9	287,991	4.4
Time	141,320	1.6	159,110	3.6	137,824	4.9
Other	59,088	0.9	35,645	3.6	22,186	4.7

For footnote, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Financial summary > Balance sheet > CDs // Critical accounting policies

Certificates of deposit and other money market instruments

	2009		2008		2007
	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate
	US$m	%	US$m	%	US$m	%

Europe	65,151	0.9	74,007	4.5	66,164	5.0
Hong Kong	278	3.6	745	3.0	941	3.9
Rest of Asia-Pacific[27]	3,536	3.7	6,966	6.6	7,094	6.0
Middle East[27]	265	6.4	648	4.6	136	3.7
North America	14,218	1.1	22,278	3.3	23,735	5.4
Latin America	1,227	3.6	3,036	7.8	1,526	6.8

	84,675	1.2	107,680	4.5	99,596	5.2

For footnote, see page 149.
Certificates of deposit and other time deposits
The maturity analysis of CDs and other wholesale time deposits is expressed by remaining maturity. The majority of CDs and time deposits are in amounts of US$100,000 and over or the equivalent in other currencies.

	At 31 December 2009
		After	After
		3 months	6 months
	3 months	but within	but within	After
	or less	6 months	12 months	12 months	Total
	US$m	US$m	US$m	US$m	US$m

Europe	97,874	11,310	19,664	7,131	135,979

Certificates of deposit	18,009	3,810	3,755	1	25,575
Time deposits:
– banks	25,194	2,048	9,455	3,965	40,662
– customers	54,671	5,452	6,454	3,165	69,742

Hong Kong	12,031	873	484	500	13,888

Certificates of deposit	75	24	151	265	515
Time deposits:
– banks	619	1	–	89	709
– customers	11,337	848	333	146	12,664

Rest of Asia-Pacific[27]	13,890	1,784	651	1,108	17,433

Certificates of deposit	1,498	1,001	366	183	3,048
Time deposits:
– banks	2,231	252	19	108	2,610
– customers	10,161	531	266	817	11,775

Middle East[27]	902	486	43	319	1,750

Certificates of deposit	–	136	–	–	136
Time deposits:
– banks	448	186	–	24	658
– customers	454	164	43	295	956

North America	14,235	4,221	3,314	1,293	23,063

Time deposits:
– banks	2,798	–	7	238	3,043
– customers	11,437	4,221	3,307	1,055	20,020

Latin America	11,980	2,626	1,713	3,002	19,321

Certificates of deposit	88	–	–	322	410
Time deposits:
– banks	1,036	1,421	747	236	3,440
– customers	10,856	1,205	966	2,444	15,471

Total	150,912	21,300	25,869	13,353	211,434

Certificates of deposit	19,670	4,971	4,272	771	29,684
Time deposits:
– banks	32,326	3,908	10,228	4,660	51,122
– customers	98,916	12,421	11,369	7,922	130,628

For footnote, see page 149.

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
     Management is required to exercise judgement in making assumptions and estimations when calculating loan impairment allowances on both individually and collectively assessed loans and advances. Of the Group’s total loans and advances to customers before impairment allowances of US$922 billion (2008: US$957 billion), US$14.8 billion or 2 per cent (2008: US$7.9 billion; 1 per cent) were individually assessed for impairment, and US$907 billion or 98 per cent (2008: US$949 billion; 99 per cent) were collectively assessed for impairment.
     The most significant judgemental area is the calculation of collective impairment allowances. HSBC’s most significant geographical area of exposure to collectively assessed loans and advances is North America, which comprised US$219 billion or 24 per cent (2008: US$271 billion; 29 per cent) of HSBC’s total collectively assessed loans and advances. Collective impairment allowances in North America were US$13.0 billion, representing 68 per cent (2008: US$15.9 billion; 77 per cent) of the total collectively assessed loan impairment allowance.
     HSBC uses two alternative methods to calculate collective impairment allowances on homogeneous groups of loans that are not considered individually significant:
•	when appropriate empirical information is available, HSBC utilises roll-rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the likelihood that loans will progress through the various stages of delinquency and ultimately prove irrecoverable. The estimated loss is the difference between the present value of expected future cash flows, discounted at the original effective interest rate of the portfolio, and the carrying amount of the portfolio; and

•	when the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll-rate methodology, HSBC adopts a basic formulaic approach based on historical loss rate experience.
     Both methodologies are subject to estimation uncertainty, in part because it is not practicable to identify losses on an individual loan basis because of the large number of individually insignificant loans in the portfolio.
     In addition, the use of statistically assessed historical information is supplemented with significant management judgement to assess whether current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience. In normal circumstances, historical experience provides the most objective and relevant information from which to assess inherent loss within each portfolio. In certain circumstances, historical loss experience provides less relevant information about the inherent loss in a given portfolio at the balance sheet date, for example, where there have been changes in economic, regulatory or behavioural conditions which result in the most recent trends in the portfolio risk factors being not fully reflected in the statistical models. In these circumstances, such risk factors are taken into account when calculating the appropriate levels of impairment allowances by adjusting the impairment allowances derived solely from historical loss experience.
     This key area of judgement is subject to uncertainty and is highly sensitive to factors such as loan portfolio growth, product mix, unemployment rates, bankruptcy trends, geographical concentrations, loan product features, economic conditions such as national and local trends in housing markets, the

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Critical accounting policies

level of interest rates, portfolio seasoning, account management policies and practices, changes in laws and regulations, and other factors that can affect customer payment patterns. Different factors are applied in different regions and countries to reflect the variation in economic conditions, laws and regulations. The assumptions underlying this judgement are highly subjective. The methodology and the assumptions used in calculating impairment losses are reviewed regularly in the light of differences between loss estimates and actual loss experience. For example, roll rates, loss rates and the expected timing of future recoveries are regularly benchmarked against actual outcomes to ensure they remain appropriate.
     The total amount of the Group’s impairment allowances on homogeneous groups of loans is inherently uncertain because it is highly sensitive to changes in economic and credit conditions across a large number of geographical areas. Economic and credit conditions within geographical areas are influenced by many factors with a high degree of interdependency so that there is no single factor to which the Group’s loan impairment allowances as a whole are sensitive. However, HSBC’s loan impairment allowances are particularly sensitive to general economic and credit conditions in North America. For example, a 10 per cent increase in impairment allowances on collectively assessed loans and advances in North America would increase loan impairment allowances by US$1.3 billion at 31 December 2009 (2008: US$1.6 billion). It is possible that the outcomes within the next financial year could be different from the assumptions built into the models, resulting in a material adjustment to the carrying amount of loans and advances.
Goodwill impairment
HSBC’s accounting policy for goodwill is described in Note 2p on the Financial Statements. Note 22 on the Financial Statements lists the Group’s cash generating units (‘CGU’s) by geographical region and global business. Total goodwill for the Group amounted to US$23 billion as at 31 December 2009 (2008: US$22 billion).
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

•	the rate used to discount the future expected cash flows is based on the cost of capital assigned to an individual CGU, and can have a significant effect on the CGU’s valuation. The cost of capital percentage is generally derived from a Capital Asset Pricing Model, which incorporates inputs reflecting a number of financial and economic variables, including the risk-free interest rate in the country concerned and a premium to reflect the inherent risk of the business being evaluated. These variables are subject to fluctuations in external market rates and economic conditions outside management’s control and are therefore established on the basis of significant management judgement and are subject to uncertainty.
     When this exercise demonstrates that the expected cash flows of a CGU have declined and/or that its cost of capital has increased, the effect is to reduce the CGU’s estimated recoverable amount. If this is lower than the carrying value of the CGU, a charge for impairment of goodwill will be recognised in HSBC’s income statement for the year.
     The accuracy of forecast cash flows is subject to a high degree of uncertainty in volatile market conditions. In such market conditions, management retests goodwill for impairment more frequently than annually to ensure that the assumptions on which the cash flow forecasts are based continue to reflect current market conditions and management’s best estimate of future business prospects.
     During 2009, no impairment of goodwill was identified (2008: US$10.6 billion). In addition to the annual impairment test which was performed as at 1 July 2009, HSBC reviewed the current and expected performance of the CGUs as at 31 December 2009 and determined that there was no indication of potential impairment of the goodwill allocated to them. However, in the event of a significant deterioration in economic and credit conditions compared with those reflected by management in the cash flow forecasts for the CGUs, a material adjustment to a CGU’s recoverable amount may occur which may result in the recognition of an impairment charge in the income statement.

     Note 22 on the Financial Statements includes details of the CGU’s with significant balances of goodwill, states the key assumptions used to assess the goodwill in each of those CGUs for impairment, and provides a discussion of the sensitivity of the carrying value of goodwill to changes in key assumptions.
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
     When applying a model with unobservable inputs, estimates are made to reflect uncertainties in fair values resulting from a lack of market data inputs, for example, as a result of illiquidity in the market. For these instruments, the fair value measurement is less reliable. Inputs into valuations based on unobservable data are inherently uncertain because there is little or no current market data available from which to determine the level at which an arm’s length transaction would occur under normal business conditions. However, in most cases there is some market data available on which to base a determination of fair value, for example historical data, and the fair values of most financial instruments will be based on some market observable inputs even where the unobservable inputs are significant.
     The value of financial assets and liabilities measured at fair value that use a valuation technique was US$599 billion (2008: US$876 billion) and US$447 billion (2008: US$671 billion) or 56 per cent (2008: 71 per cent) and 75 per cent (2008: 83 per cent) of total financial assets and total financial liabilities measured at fair value, respectively.
     Disclosures of types and amounts of fair value adjustments made in determining the fair value of financial instruments measured at fair value using valuation techniques is provided on page 168. In addition, a sensitivity analysis of fair values for financial instruments with significant unobservable inputs to reasonably possible alternative assumptions and a range of assumptions can be found on page 175. Given the uncertainty and subjective nature of valuing financial instruments at fair value, it is possible that the outcomes in the next financial year could differ from the assumptions used, and this could result in a material adjustment to the carrying amount of financial instruments measured at fair value.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Critical accounting policies

Impairment of available-for-sale financial assets
HSBC’s accounting policy for impairment of available-for-sale financial assets is described in Note 2j on the Financial Statements.
     Available-for-sale financial assets are measured at fair value, and changes in fair value are recognised in other comprehensive income in ‘Available-for-sale investments – fair value gains/(losses)’ until the financial assets are either sold or become impaired. An impairment loss is recognised if there is objective evidence of impairment as a result of loss events which have an impact on the estimated future cash flows of the financial asset that can be reliably estimated. If an available-for-sale financial asset becomes impaired, the cumulative balance previously recognised in other comprehensive income is removed and recognised in the income statement as an impairment loss. A further decline in the fair value of an available-for-sale debt security subsequent to the initial impairment is recognised in the income statement when there is further objective evidence of impairment.
     At 31 December 2009, the Group’s total available-for-sale financial assets amounted to US$352 billion (2008: US$286 billion), of which US$342 billion or 97 per cent (2008: US$279 billion; 98 per cent) were debt securities. The available-for-sale fair value reserve relating to debt securities amounted to a deficit of US$11.4 billion (2008: deficit of US$21.4 billion). A deficit in the available-for-sale fair value reserve occurs on debt securities when the fair value of a security so categorised is less than the security’s acquisition cost (net of any principal repayments and amortisation) less any previous impairment loss recognised in the income statement, but where there is no evidence of any impairment or, if an impairment was previously recognised, any subsequent impairment.
     Management is required to exercise judgement in determining whether there is objective evidence that an impairment loss has occurred. Once an impairment has been identified, the amount of impairment loss is measured with reference to the fair value of the asset. More information on assumptions and estimates requiring management judgement relating to the determination of fair values of financial instruments is provided above in ‘Valuation of financial instruments’.
     The objective evidence required to determine whether an available-for-sale debt security is impaired comprises evidence of the occurrence of a loss event and evidence that the loss event results in a decrease in estimated future cash flows. When cash flows are readily determinable, less judgement is required. When determination of estimated future cash flows requires consideration of a number of variables, some of which may be unobservable in current market conditions, more judgement is required.
     The most significant judgements concern more complex instruments, such as asset-backed securities (‘ABS’s), where it is necessary to consider factors such as the estimated future cash flows on underlying pools of collateral including prepayment speeds, the extent and depth of market price declines and changes in credit ratings. The review of estimated future cash flows on underlying collateral is subject to uncertainties when the assessment is based on historical information on pools of assets, and judgement is required to determine whether historical performance remains representative of current economic and credit conditions.
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
     Management’s current assessment of the holdings of available-for-sale ABSs with the most sensitivity to possible future impairment is focused on sub-prime and Alt-A residential mortgage-backed securities. Excluding holdings in certain special purpose entities where significant first loss risks are borne by external investors, the available-for-sale holdings in these categories amounted to US$4.9 billion at 31 December 2009 (2008: US$6.1 billion). The deficit in the available-for-sale fair value reserve at 31 December 2009 in relation to these securities was US$4.3 billion (2008: US$6.0 billion).
     Further details of the nature and extent of HSBC’s exposures to ABSs classified as available-for-sale are provided in ‘Impact of market turmoil’ under ‘Nature and extent of HSBC’s exposures’ on page 157 and a more detailed description of the assumptions and estimates used in assessing these securities for impairment is disclosed in ‘Assessing available-for-sale assets for impairment’ on page 178.
     It is possible that outcomes in the next financial year could be different from those modelled when seeking to identify impairment on available-for-sale debt securities. In this event, impairment may be identified in available-for-sale debt securities which had previously been determined not to be impaired, potentially resulting in the recognition of material impairment losses in the next financial year.
Deferred tax assets
HSBC’s accounting policy for the recognition of deferred tax assets is described in Note 2s on the Financial Statements. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilised. The recognition of a deferred tax asset relies on management’s judgements about the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.
     HSBC’s most significant judgements are around the US deferred tax assets, given the recent history of losses in HSBC’s US operations. Net US deferred tax assets amounted to US$5.1 billion or 59 per cent (2008: US$5.1 billion; 73 per cent) of deferred tax assets recognised on the Group’s balance sheet.
     Recognition of US deferred tax assets is based on the evidence available about conditions at the balance sheet date, and requires significant judgements to be made by management regarding projections of loan impairment charges and the timing of recovery in the US economy. Management’s judgement takes into consideration the impact of both positive and negative evidence, including historical financial performance, projections of future taxable income, future reversals of existing taxable temporary differences, tax planning strategies and the availability of loss carrybacks.
     The tax losses incurred in HSBC’s US operations in 2009 were primarily caused by the high level of loan impairment charges which were due to the current housing and credit market conditions and continued weakness in the general economy, resulting in high unemployment levels. Management has evaluated the factors contributing to the losses to determine whether the factors leading to the losses are temporary or indicative of a permanent decline in earnings.
     Management’s projections of future taxable income in the US are based on business plans, future capital requirements and ongoing tax planning strategies. These projections include assumptions about the depth and severity of house price depreciation, assumptions about the US economic downturn, including unemployment levels and their impact on loan impairment charges, and assumptions about capital support from HSBC.
     Management’s forecasts are consistent with the assumption that it is probable that the results of future operations will generate sufficient taxable income to support the deferred tax assets. In management’s judgement, recent market conditions, which have resulted in losses being incurred in the US over the last three years, will create significant downward pressure and volatility regarding the profit or loss before tax in the next few years. To reflect this, the assessment of recoverability of the deferred tax asset in the US significantly discounts any future expected taxable income and relies to a greater extent on capital support to the US operations from HSBC, including tax planning strategies implemented in relation to such support. The most significant tax planning strategy is HSBC’s investment of capital in its US operations to ensure the realisation of the deferred tax assets. Further to the implementation of this strategy, an internal reorganisation on 31 January 2010 resulted in a capital injection that provided substantial support for the recoverability of the US deferred tax assets. HSBC expects that, with support, its US operations will continue to execute their business strategies and plans until they return to profitability. If HSBC were to decide not to provide ongoing support, the full recovery of the deferred tax asset may no longer be probable and could result in a significant write-off of the deferred tax asset which would be recognised as a charge in the income statement.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Disclosure controls / Management’s assessment of internal controls

Disclosure controls

The Group Chief Executive and Chief Financial Officer, Executive Director, Risk and Regulation, with the assistance of other members of management, carried out an evaluation of the effectiveness of the design and operation of HSBC Holdings’ disclosure controls and procedures as of 31 December 2009. Based upon that evaluation, the Group Chief Executive and Chief Financial Officer, Executive Director, Risk and Regulation concluded that HSBC’s disclosure controls and procedures as of 31 December 2009 were effective to provide reasonable assurance that information required to be disclosed in the reports which the company files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
     There has been no change in HSBC Holdings’ internal controls over financial reporting during the year ended 31 December 2009 that has materially affected, or is reasonably likely to materially affect, HSBC Holdings’ internal controls over financial reporting.
Management’s assessment of internal controls over financial reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting, and has completed an assessment of the effectiveness of the Group’s internal controls over financial reporting as of 31 December 2009. In making the assessment, management used the framework for Directors’ internal control evaluation contained within the Combined Code (‘The Revised Turnbull Guidance’), as well as the criteria established by the Committee of Sponsoring Organisations of the Treadway Commission (‘COSO’) in ‘Internal Control-Integrated Framework’.
     Based on the assessment performed, management concluded that as at 31 December 2009, the Group’s internal control over financial reporting was effective.
     KPMG Audit Plc, which has audited the consolidated financial statements of the Group for the year ended 31 December 2009, has also audited the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States) as stated in their report on pages 350 and 351.

65a

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Customer groups > Personal Financial Services

Customer groups and global businesses

Summary
HSBC’s senior management reviews operating activity on a number of bases, including by geographical region and by customer group and global business. Although information is reviewed on a number of bases, capital resources are allocated and performance is assessed primarily by geographical region, as presented on page 85.
     In addition to utilising information by geographical region, management assesses performance through two customer groups, Personal Financial Services and Commercial Banking, and two global businesses, Global Banking and Markets and Private Banking. Personal Financial Services incorporates the Group’s consumer finance businesses, the largest of which is HSBC Finance.
     The commentaries below present customer groups and global businesses followed by geographical regions. Performance is discussed in this order because certain strategic themes, business initiatives and trends affect more than one geographical region. All commentaries are on an underlying basis (see page 21) unless stated otherwise.

Profit/(loss) before tax

	2009		2008		2007
	US$m	%	US$m	%	US$m	%

Personal Financial Services.	(2,065)	(29.2)	(10,974)	(117.9)	5,900	24.4
Commercial Banking	4,275	60.4	7,194	77.3	7,145	29.5
Global Banking and Markets	10,481	148.1	3,483	37.4	6,121	25.3
Private Banking	1,108	15.6	1,447	15.6	1,511	6.2
Other[40]	(6,720)	(94.9)	8,157	87.6	3,535	14.6

	7,079	100.0	9,307	100.0	24,212	100.0

Total assets41

	At 31 December
	2009		2008
	US$m	%	US$m	%

Personal Financial Services.	554,074	23.4	527,901	20.9
Commercial Banking	251,143	10.6	249,218	9.9
Global Banking and Markets	1,683,672	71.2	1,991,852	78.8
Private Banking	116,148	4.9	133,216	5.2
Other	150,983	6.4	145,581	5.8
Intra-HSBC items	(391,568)	(16.5)	(520,303)	(20.6)

	2,364,452	100.0	2,527,465	100.0

For footnotes, see page 149.

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

Personal Financial Services
Profit/(loss) before tax

	2009	2008	2007
	US$m	US$m	US$m

Net interest income	25,107	29,419	29,069
Net fee income	8,238	10,107	11,742

Trading income excluding net interest income	637	175	38
Net interest income on trading activities	65	79	140

Net trading income[42]	702	254	178
Net income/(expense) from financial instruments designated at fair value.	2,339	(2,912)	1,333
Gains less losses from financial investments	224	663	351
Dividend income	33	90	55
Net earned insurance premiums	9,534	10,083	8,271
Other operating income	809	259	387

Total operating income	46,986	47,963	51,386

Net insurance claims[43]	(11,571)	(6,474)	(8,147)

Net operating income[16]	35,415	41,489	43,239

Loan impairment charges and other credit risk provisions	(19,902)	(21,220)	(16,172)

Net operating income	15,513	20,269	27,067

Employee expenses	(7,323)	(9,243)	(9,401)
Goodwill impairment	–	(10,564)	–
Other operating expenses	(10,969)	(11,897)	(12,356)

Total operating expenses	(18,292)	(31,704)	(21,757)

Operating profit/(loss)	(2,779)	(11,435)	5,310

Share of profit in associates and joint ventures	714	461	590

Profit/(loss) before tax	(2,065)	(10,974)	5,900

By geographical region
Europe	312	1,658	1,581
Hong Kong	2,728	3,428	4,212
Rest of Asia-Pacific[27]	463	211	515
Middle East[27]	(126)	289	245
North America	(5,226)	(17,228)	(1,546)
Latin America	(216)	668	893

	(2,065)	(10,974)	5,900

	%	%	%
Share of HSBC’s profit before tax	(29.2)	(117.9)	24.4
Cost efficiency ratio	51.7	76.4	50.3

Balance sheet data [41]

	US$m	US$m	US$m

Loans and advances to customers (net)	399,460	401,402	464,726
Total assets	554,074	527,901	636,185
Customer accounts	499,109	440,338	450,071

For footnotes, see page 149.
Strategic direction
HSBC’s strategy for Personal Financial Services is to use its global reach and scale to grow profitably in selected markets by providing relationship banking and wealth management services.
     In markets where HSBC already has scale, such as Hong Kong and Mexico, or in emerging markets where scale can be built over time, HSBC provides services to all customer segments. In other markets, HSBC participates more selectively, targeting mass affluent customer segments which have strong international connectivity or where HSBC’s global scale is crucial.
     HSBC employs two globally consistent propositions, HSBC Premier (‘Premier’) and HSBC Advance (‘Advance’), to serve customers who value international connectivity, who are confident using direct channels to access financial services and who are likely to require wealth management services.
     HSBC’s continued strategic focus on increasing penetration of wealth management services, through deepening customer relationships and offering innovative solutions, positions the Personal Financial Services business for growth as confidence and demand for equity market and insurance products improves.
Financial performance in 2009
•	The reported loss before tax of US$2.1 billion compared with a loss before tax of US$11.0 billion in 2008. On an underlying basis and excluding the impairment charge of US$10.6 billion in 2008 to fully write off goodwill in respect of North America Personal Financial Services, the pre-tax loss grew by US$1.1 billion. This was driven by a decline in profits due to a significant fall in deposit spreads, reflecting the very low levels of major currency interest rates throughout 2009, and a rise in loan impairment charges outside North America as global economic conditions deteroriated. Within North America, loan impairment charges and operating expenses fell, reflecting the continuing run-off of the exit portfolios, some stabilisation in the credit environment and the closure of the US Consumer Lending branch network at the beginning of 2009.

•	Net interest income decreased by 10 per cent. This was due to significant deposit spread compression experienced in the Group’s major deposit-taking entities as a result of lower base rates and lower asset balances as customer loans

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Customer groups > Personal Financial Services

in the US declined and consumer finance and unsecured lending activities in other countries were scaled back. These factors were partially mitigated by the benefit of lower funding costs on lending spreads and growth in average liability balances as customers responded to the strength of HSBC’s brand following the market turmoil in 2008.

•	Net fee income was 13 per cent lower, reflecting lower card fees from reduced volumes of new lending and changes in customer behaviour, particularly in North America. Weak equity market sentiment in the first half of 2009 further affected revenues from retail securities and investments, notably in Hong Kong, although relatively more buoyant markets led to some recovery in the second half of the year.

•	A net gain of US$2.3 billion was recorded on financial instruments designated at fair value, compared with an expense of US$2.9 billion in 2008. This was largely due to an increase in the value of assets held to meet liabilities under insurance and investment contracts.

•	Loan impairment charges fell by 3 per cent, with the significant decline in North America driven by the continuing reduction in balances and some stabilisation of loss experience in certain segments of the consumer finance portfolios. This was partly offset by credit deterioration elsewhere, primarily in the unsecured portfolios of various lending products in the Middle East, the UK and Brazil. The Group further strengthened collection systems and practices, reduced credit lines and tightened lending criteria in 2009.

•	Costs declined by US$1.4 billion excluding the goodwill impairment charge in North America in 2008. This reduction resulted primarily from the decision to discontinue originations and close the branch network in the Consumer Lending business in the US, and from the exercise of tight control of discretionary expenditure in most regions, notably in Asia. Costs also benefited from a US$0.2 billion accounting gain on staff benefits in 2009 in the UK.

•	Income from associates and joint ventures rose by 51 per cent, largely driven by the Group’s share of profits from Ping An Insurance which increased in 2009 following the non-recurrence of an impairment on its investment in Fortis in 2008.
•	Customer accounts increased by 7 per cent, largely on the back of strong deposit growth in Asia. Loans and advances to customers were 5 per cent lower as the US consumer finance portfolio continued to decline and, globally, customers reduced their use of credit. At 31 December 2009, the aggregate ratio of customer advances to deposits in Personal Financial Services was 80 per cent, compared with 91 per cent at the end of 2008.
Business highlights in 2009
•	Premier, the Group’s flagship global customer proposition, grew to 3.4 million customers in 2009, attracting 724,000 net new customers of which nearly 50 per cent were new to the Group. Premier was launched in Russia and Colombia during the year, extending the total number of markets where the service is offered to 43.

•	Premier was expanded in 2009 with the launch of HSBC Amanah Premier, the world’s first Islamic premium banking service, in six markets (UAE, Saudi Arabia, Malaysia, Indonesia, Qatar and Bahrain), offering customers a suite of shariah compliant products and Islamic wealth management services.

•	A second globally consistent proposition, Advance, was developed in 2009 for launch in early 2010. Building on the success of Premier, Advance will target emerging mass affluent customers who are not yet Premier but have the potential to be so. Advance is currently available in seven markets, including Hong Kong and the UK, and will be offered in over 30 markets by the end of 2010.

•	As part of its wealth management strategy, HSBC successfully launched the World Selection global investment offering in seven markets. This fund, which will be available in over 20 markets by the end of 2010, is designed to meet the different needs and risk appetites of HSBC customers by offering a range of globally diversified and multi-asset portfolios. The fund had assets of US$2.7 billion at the end of the year.

•	HSBC’s growth in personal lending in 2009 was largely in mortgage products in the UK and Hong Kong. In the UK, HSBC launched various marketing campaigns including a new Rate Matcher mortgage promotion. As a result of market share gains in 2009, the UK bank more than met its commitment to make £15 billion (US$24.7 billion) of new mortgage lending available to borrowers. In Hong Kong, HSBC maintained its market leading position with gross mortgage balance growth of 7 per cent during the year.

•	As part of its strategy to deliver a globally consistent customer experience, Personal Financial Services commenced a global retail store update and refresh programme including the introduction of a set of minimum service standards across customer touch points. The standardised range of design principles helps address the diverse needs of customers and enables them to recognise and be confident in their dealings with HSBC wherever they are. The customer recommendation score for Personal Financial Services increased in 2009 (see page 20).

Reconciliation of reported and underlying profit/(loss) before tax

	2009 compared with 2008
		2008		2008	2009
	2008	acquisitions		at 2009	acquisitions	Under-	2009	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals [10]	translation [11]	rates [12]	disposals [10]	change	reported	change [13]	change [13]
Personal Financial Services	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	29,419	(36)	(1,534)	27,849	3	(2,745)	25,107	(15)	(10)
Net fee income	10,107	(32)	(645)	9,430	–	(1,192)	8,238	(18)	(13)
Other income[15]	1,963	(121)	(258)	1,584	1	485	2,070	5	31

Net operating income[16]	41,489	(189)	(2,437)	38,863	4	(3,452)	35,415	(15)	(9)

Loan impairment charges and other credit risk provisions	(21,220)	3	595	(20,622)	–	720	(19,902)	6	3

Net operating income	20,269	(186)	(1,842)	18,241	4	(2,732)	15,513	(23)	(15)

Operating expenses (excluding goodwill impairment)	(21,140)	38	1,372	(19,730)	(1)	1,439	(18,292)	13	7
Goodwill impairment	(10,564)	–	–	(10,564)	–	10,564	–	100	100

Operating loss	(11,435)	(148)	(470)	(12,053)	3	9,271	(2,779)	76	77

Income from associates	461	–	13	474	–	240	714	55	51

Loss before tax	(10,974)	(148)	(457)	(11,579)	3	9,511	(2,065)	81	82

	2008 compared with 2007
		2007
		acquisitions,		2007	2008
	2007	disposals		at 2008	acquisitions	Under-	2008	Re-	Under-
	as	& dilution	Currency	exchange	and	lying	as	ported	lying
	reported	gains [10]	translation [11]	rates [17]	disposals [10]	change	reported	change [13]	change [13]
Personal Financial Services	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	29,069	(224)	(126)	28,719	215	485	29,419	1	2
Net fee income	11,742	(21)	(105)	11,616	(9)	(1,500)	10,107	(14)	(13)
Other income[15]	2,428	(91)	(10)	2,327	83	(447)	1,963	(19)	(19)

Net operating income[16]	43,239	(336)	(241)	42,662	289	(1,462)	41,489	(4)	(3)

Loan impairment charges and other credit risk provisions	(16,172)	4	75	(16,093)	(3)	(5,124)	(21,220)	(31)	(32)

Net operating income	27,067	(332)	(166)	26,569	286	(6,586)	20,269	(25)	(25)

Operating expenses (excluding goodwill impairment)	(21,757)	236	117	(21,404)	(98)	362	(21,140)	3	2
Goodwill impairment	–	–	–	–	–	(10,564)	(10,564)

Operating profit/(loss)	5,310	(96)	(49)	5,165	188	(16,788)	(11,435)	(315)	(325)

Income from associates	590	–	52	642	–	(181)	461	(22)	(28)

Profit/(loss) before tax	5,900	(96)	3	5,807	188	(16,969)	(10,974)	(286)	(292)

For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Customer groups > Commercial Banking

Commercial Banking
Profit before tax

	2009	2008	2007
	US$m	US$m	US$m

Net interest income	7,883	9,494	9,055
Net fee income	3,702	4,097	3,972

Trading income excluding net interest income	332	369	265
Net interest income on trading activities	22	17	31

Net trading income[42]	354	386	296
Net income/(expense) from financial instruments designated at fair value.	100	(224)	22
Gains less losses from financial investments	23	193	90
Dividend income	8	88	8
Net earned insurance premiums	886	679	733
Other operating income	739	939	165

Total operating income	13,695	15,652	14,341
Net insurance claims[43]	(842)	(335)	(391)

Net operating income[16]	12,853	15,317	13,950
Loan impairment charges and other credit risk provisions	(3,282)	(2,173)	(1,007)

Net operating income	9,571	13,144	12,943

Employee expenses	(2,606)	(3,056)	(3,094)
Other operating expenses	(3,357)	(3,525)	(3,158)

Total operating expenses	(5,963)	(6,581)	(6,252)

Operating profit	3,608	6,563	6,691
Share of profit in associates and joint ventures	667	631	454

Profit before tax	4,275	7,194	7,145

By geographical region
Europe	1,292	2,722	2,516
Hong Kong	956	1,315	1,619
Rest of Asia-Pacific[27]	1,064	1,235	868
Middle East[27]	21	558	482
North America	543	658	920
Latin America	399	706	740

	4,275	7,194	7,145

	%	%	%
Share of HSBC’s profit before tax	60.4	77.3	29.5
Cost efficiency ratio	46.4	43.0	44.8

Balance sheet data[41]

	US$m	US$m	US$m

Loans and advances to customers (net)	199,674	203,949	220,068
Total assets	251,143	249,218	307,944
Customer accounts	267,388	235,879	237,987
For footnotes, see page 149.
Strategic direction
HSBC’s Commercial Banking strategy is focused on two key initiatives:
-	to be the leading international business bank, using HSBC’s extensive geographical network together with product expertise in payments, trade, receivables finance and foreign exchange to actively support customers who are trading and investing across borders; and

-	to be the best bank for small and medium-sized enterprises (‘SME’s) in target markets, building global scale and creating efficiencies by sharing systems and best practice, including customer experience, training and product offerings, and selectively rolling out the direct banking model.
Financial performance in 2009
•	Commercial Banking remained profitable in all regions in 2009, although profit before tax of US$4.3 billion was 41 per cent lower than in 2008. The results included a US$280 million gain from the disposal of the remaining stake in HSBC’s UK card merchant acquiring business, compared with a US$425 million gain in 2008 from the sale of the first tranche. On an underlying basis, pre-tax profit declined by 35 per cent, driven by the effects of lower interest rates on deposit margins and higher loan impairment charges resulting from deterioration in the global economy.

•	Deposit balances increased by 7 per cent to US$267 billion, largely in Hong Kong and the UK, as HSBC’s brand strength continued to attract new customers. Loans and advances were 9 per cent lower, largely as customer demand for new lending declined. This decline was partly offset by targeted growth in key markets such as mainland China. The relative movement in deposits and loans strengthened HSBC’s liquidity position, with an aggregate customer advances to deposits ratio in Commercial Banking of 75 per cent compared with 86 per cent reported at 31 December 2008.

•	Net interest income fell by 11 per cent despite higher deposit balances, driven by deposit spread compression and reduced lending balances. This was partly offset by wider spreads on lending due to improved pricing.

•	Net fee income was broadly unchanged, as repricing initiatives drove higher fee income from credit facilities in North America which was offset by a reduction in fee income following the part disposal of the card merchant acquiring business to a joint venture in 2008.

•	Loan impairment charges and other credit risk provisions increased by 56 per cent to US$3.3 billion, representing less than 2 per cent of average reported assets. Loan impairment charges in 2009 remained at broadly the same rate as experienced in the second half of 2008, with the charge concentrated in manufacturing, general trading and real estate. The increase in loan impairment charges was mainly in the Middle East, the UK, Brazil, and India, partly offset by an improving credit environment in Hong Kong.

•	Operating expenses remained broadly unchanged, including the benefit in the UK of an accounting gain on staff benefits; however, the cost efficiency ratio deteriorated slightly driven by the effect of deposit spread compression on revenues.

•	Income from associates and joint ventures rose by 5 per cent.
Business highlights in 2009
HSBC’s ‘leading international business’ strategy continued to deliver customer-led and product-driven growth across all segments.
•	Product revenues from foreign exchange were unchanged at US$0.5 billion, and revenues from trade and supply chain also remained flat at US$1.4 billion despite the overall decline in global trade levels. While volumes of trade activity were depressed in line with world trade volumes, signs of recovery were apparent towards the end of the year.

•	Foreign exchange services were enhanced with the launch of GetRate on Business Internet Banking in Malaysia, India and the UK.

•	The number of cross-border intra-Group referrals increased by 48 per cent, notably in Asia which accounted for over half of all successful referrals. The aggregate transaction value of successful referrals was US$9.0 billion.

•	HSBC further strengthened its international offerings for customers, with particular focus on business flows to and from mainland China. In conjunction with Bank of Communications, HSBC launched a renminbi trade settlement service in seven ASEAN countries and a same-day credit pledge service on outward remittances into mainland China from Hong Kong.
•	Services for mainland China companies looking to expand overseas were also a focus of attention, with innovative solutions including a video conference account opening service for SMEs. Investment flows into mainland China were targeted by increasing the number of foreign national relationship managers in HSBC’s international business teams there.
     HSBC’s ‘best bank for business’ strategy also progressed strongly with its transaction banking and liabilities-led approach, particularly relevant in a period of low credit demand:
•	Business banking customer numbers increased by 12 per cent to 3 million with over 61 per cent of new customers in emerging markets.

•	Deposit balances in business banking were US$146 billion, providing a significant surplus of funds for deployment. Total revenue from Business Banking of US$5.8 billion, despite the effects of deposit spread compression, represented 45 per cent of total revenue, highlighting the importance of this segment to the Commercial Banking business.

•	Customer loans and advances in business banking were US$53 billion, and HSBC continued to support businesses in the global downturn. The US$5 billion International SME Fund was launched in December 2008 in five key markets. The fund was fully allocated by the end of 2009 and 80 per cent of it was utilised.

•	In 2009, the global roll-out of internationally consistent offerings continued. Business Direct, the direct channel proposition, was launched in a further three countries and is now live in ten, while the roll-out of a credit scoring platform and deployment of globally consistent training programmes illustrated HSBC’s ability to leverage best practice and drive efficiencies across its worldwide network.
     In the corporate segment (see page 145 for details), HSBC’s ability to provide or arrange debt finance combined with its international reach for payments and trade activity across developed and emerging markets was evident in the number of new multi-country banking relationships won in 2009, despite the more cautious sentiment within the global economy.
•	The number of customers using HSBCnet continued to grow strongly, and full regional connectivity was rolled out in Latin America. The receivables finance capability was extended to deliver supplier funding programmes for large buyers, and new pan-European deals were written.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Customer groups > Commercial Banking / Global Banking and Markets

•	Total revenue in the corporate segment was US$6.3 billion. Deposits from corporate customers were US$121 billion, while loans and advances were US$147 billion. Signs of returning confidence in the second half of 2009 were accompanied by higher levels of new lending, particularly in Asia and other emerging markets.
     Commercial Banking continued to seek opportunities to deliver intra-Group referrals:
•	A new global referral programme between Commercial Banking and Personal Financial Services was launched, resulting in over 15,000 successful referrals to HSBC Premier.

•	The number of referrals to Private Banking was 1,057, generating over US$2.5 billion in assets under management.

Reconciliation of reported and underlying profit before tax

	2009 compared with 2008
		2008		2008	2009
	2008	acquisitions		at 2009	acquisitions	Under-	2009	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals [10]	translation [11]	rates [12]	disposals [10]	change	reported	change [13]	change [13]
Commercial Banking	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	9,494	(29)	(697)	8,768	45	(930)	7,883	(17)	(11)
Net fee income	4,097	(26)	(367)	3,704	5	(7)	3,702	(10)	–
Other income[15]	1,726	(464)	(213)	1,049	295	(76)	1,268	(27)	(7)

Net operating income[16]	15,317	(519)	(1,277)	13,521	345	(1,013)	12,853	(16)	(7)
Loan impairment charges and other credit risk provisions	(2,173)	3	68	(2,102)	–	(1,180)	(3,282)	(51)	(56)

Net operating income	13,144	(516)	(1,209)	11,419	345	(2,193)	9,571	(27)	(19)

Operating expenses	(6,581)	30	537	(6,014)	(27)	78	(5,963)	9	1

Operating profit	6,563	(486)	(672)	5,405	318	(2,115)	3,608	(45)	(39)

Income from associates	631	–	7	638	–	29	667	6	5

Profit before tax	7,194	(486)	(665)	6,043	318	(2,086)	4,275	(41)	(35)

	2008 compared with 2007
		2007
		acquisitions,		2007	2008
	2007	disposals		at 2008	acquisitions	Under-	2008	Re-	Under-
	as	& dilution	Currency	exchange	and	lying	as	ported	lying
	reported	gains [10]	translation [11]	rates [17]	disposals [10]	change	reported	change [13]	change [13]
Commercial Banking	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	9,055	(166)	(77)	8,812	41	641	9,494	5	7
Net fee income	3,972	(113)	(76)	3,783	27	287	4,097	3	8
Other income[15]	923	(7)	(28)	888	525	313	1,726	87	35

Net operating income[16]	13,950	(286)	(181)	13,483	593	1,241	15,317	10	9
Loan impairment charges and other credit risk provisions	(1,007)	3	36	(968)	(3)	(1,202)	(2,173)	(116)	(124)

Net operating income	12,943	(283)	(145)	12,515	590	39	13,144	2	–

Operating expenses	(6,252)	180	47	(6,025)	(106)	(450)	(6,581)	(5)	(7)

Operating profit	6,691	(103)	(98)	6,490	484	(411)	6,563	(2)	(6)

Income from associates	454	–	26	480	–	151	631	39	31

Profit before tax	7,145	(103)	(72)	6,970	484	(260)	7,194	1	(4)

For footnotes, see page 149.

Global Banking and Markets
Profit before tax

	2009	2008	2007
	US$m	US$m	US$m

Net interest income	8,610	8,541	4,430
Net fee income	4,363	4,291	4,901

Trading income excluding net interest income	4,701	157	3,503
Net interest income/ (expense) on trading activities	2,174	324	(236)

Net trading income[42]	6,875	481	3,267
Net income/(expense) from financial instruments designated at fair value	473	(438)	(164)
Gains less losses from financial investments	265	(327)	1,313
Dividend income	68	76	222
Net earned insurance premiums	54	105	93
Other operating income	1,146	868	1,218

Total operating income	21,854	13,597	15,280
Net insurance claims[43]	(34)	(79)	(70)

Net operating income[16]	21,820	13,518	15,210
Loan impairment charges and other credit risk provisions.	(3,168)	(1,471)	(38)

Net operating income	18,652	12,047	15,172

Employee expenses	(4,703)	(4,928)	(5,572)
Other operating expenses	(3,834)	(4,164)	(3,786)

Total operating expenses	(8,537)	(9,092)	(9,358)

Operating profit	10,115	2,955	5,814
Share of profit in associates and joint ventures	366	528	307

Profit before tax	10,481	3,483	6,121

By geographical region
Europe	4,545	195	2,527
Hong Kong	1,507	1,436	1,578
Rest of Asia-Pacific[27]	2,319	2,970	1,969
Middle East[27]	467	816	495
North America	712	(2,575)	(965)
Latin America	931	641	517

	10,481	3,483	6,121

	%	%	%

Share of HSBC’s profit before tax	148.1	37.4	25.3
Cost efficiency ratio	39.1	67.3	61.5

For footnotes, see page 149.
Strategic direction
In 2009, Global Banking and Markets continued to pursue its now well-established ‘emerging markets-led and financing-focused’ strategy, encompassing HSBC’s objective to be a leading wholesale bank by:
–	utilising the Group’s extensive distribution network;

–	developing Global Banking and Markets’ hub-and-spoke business model; and

–	continuing to build capabilities in major hubs to support the delivery of an advanced suite of services to corporate, institutional and government clients across the HSBC network.
     Ensuring that this combination of product depth and distribution strength meets the needs of existing and new clients will allow Global Banking and Markets to achieve its strategic goals.
Financial performance in 2009
•	Global Banking and Markets delivered a considerably improved performance with reported pre-tax profits of US$10.5 billion, an increase of US$7.0 billion or 201 per cent compared with 2008. On an underlying basis, profit before tax increased by 249 per cent with strong performances in both developed and emerging markets. Robust revenues across core businesses were driven by higher margins and an increase in market share, with particularly strong performances in Rates and Balance Sheet Management. Revenues grew faster than operating expenses with continued emphasis on active cost management limiting the latter to a relatively modest rise. The cost efficiency ratio improved by 29.1 percentage points to 39.1 per cent.

•	Write-downs on legacy positions in credit trading, leveraged and acquisition financing and monoline credit exposures, which totalled US$331 million, were significantly lower than those recorded in 2008, primarily driven by the stabilisation of asset prices. This was partly offset by a fair value loss of US$444 million resulting from tightening credit spreads on structured liabilities; a gain of US$529 million was reported in 2008.

•	Loan impairment charges and other credit risk provisions increased by US$1.7 billion. Loan impairment charges were US$1.7 billion compared with US$0.8 billion in 2008, reflecting a deterioration in the credit position of

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Customer groups > Global Banking and Markets

Management view of total operating income

	2009	2008	2007
	US$m	US$m	US$m

Global Markets[44]	10,364	2,676	5,720

Credit	2,330	(5,502)	(1,319)
Rates	2,648	2,033	1,291
Foreign exchange	2,979	3,842	2,178
Equities	641	(64)	1,177
Securities services[45]	1,420	2,116	1,926
Asset and structured finance	346	251	467

Global Banking	4,630	5,718	4,190

Financing and equity capital markets	3,070	3,572	2,186
Payments and cash management[46]	1,053	1,665	1,632
Other transaction services[47]	507	481	372

Balance Sheet Management	5,390	3,618	1,226
Global Asset Management	939	934	1,336
Principal Investments	42	(415)	1,253
Other[48]	489	1,066	1,555

Total operating income	21,854	13,597	15,280

Comparative information has been adjusted to reflect the current management view.

For footnotes, see page 149.
a small number of clients. This was in line with market trends of a rise in the number and severity of defaults on loans, despite a return of liquidity to the market. Impairment charges on the available-for-sale portfolio at US$1.4 billion were US$0.8 billion higher than in 2008; however, they remained within the range of the stress tests described on page 156 of the Annual Report and Accounts 2008.

•	Within the Group’s available-for-sale portfolio, the negative reserves in respect of asset-backed securities (‘ABS’s) reduced significantly from US$18.7 billion to US$12.2 billion, reflecting the impact of amortisation and recent increases in ABS prices. Impairment charges of US$1.4 billion were identified on ABSs with a nominal value of US$2.6 billion and were taken to the income statement in 2009. However, due to the underlying credit quality and seniority of the tranches held by HSBC, the expected cash flow impairment on these securities was a more modest US$378 million. A further US$666 million of impairments was absorbed by income noteholders who take the first loss on positions within the securities investment conduits (‘SIC’s) now consolidated in HSBC’s accounts. Further details on the SICs are provided on page 182.
Business highlights in 2009
•	HSBC was recognised for the continuing success of its ‘emerging markets-led and financing-focused’ strategy with numerous key industry awards, including Euromoney’s Best Debt House in the following emerging market countries and regions: Mexico, Turkey, Asia, Latin America and the Middle East, along with ‘Best Global Bank’, and ‘Best Global Debt House’. Other awards included ‘European DCM House of the Year’, ‘European Corporate Bond House of the Year’ and ‘European Financial Institutions Bond House of the Year’ in Financial News.

•	Global Markets revenues grew significantly as volatile markets and increased customer activity gave impetus to client-facing businesses. Exceptional revenues in Rates and improved revenues in Credit were boosted by greater market share in both primary and secondary client business. Credit revenues were also assisted by a general tightening of credit spreads and an increase in asset prices following a return of liquidity in financial markets. Foreign exchange revenues normalised following unprecedented levels of market volatility in 2008, as the business established deeper institutional client relationships. Equities took advantage of a changed competitive landscape to capture a greater share of business in strategic markets from key institutional clients, particularly in Europe, the Middle East and Asia.

•	Securities Services revenues declined as lower interest rates drove down overall margins, although this was partially offset by recent improvements in Asian equity markets which stimulated increases in volumes and assets under custody in the second half of 2009.

•	In Global Banking, certain credit default swap transactions which hedge risk within the portfolio, recorded fair value losses of US$429 million as credit spreads tightened, compared with gains of US$912 million reported in 2008. Excluding this, higher spreads drove an increase in credit and lending revenues, reflecting the strength of HSBC’s franchise and the quality of the client portfolio. Revenues in the equity capital markets business doubled following increased market share in key strategic regions. Payments and cash management activities continued to be adversely affected by the low interest rate environment, partly countered by an increase in liability balances.

•	Balance Sheet Management continued to benefit from early positioning against the backdrop of a low interest rate environment although, as expected, revenues slowed in the second half of 2009 as certain higher yield positions matured.

•	In Global Asset Management, positive fee income growth was recorded in each consecutive quarter, with an improving contribution from emerging markets. Funds under management at 31 December 2009 were US$423 billion, 14 per cent higher than at the start of the year, assisted by positive net inflows of US$11 billion and strengthening market performance. Fund launches during the year included ‘HSBC World Selection’ in conjunction with Personal Financial Services, which had assets of US$2.7 billion at year end. In August 2009, Global Asset Management entered the European Exchange Traded Funds (‘ETF’) market, working closely with Global Markets and HSBC Securities Services, and launched three ETF funds.

•	In Principal Investments, opportunities for private equity realisations were limited and impairment charges were made against a small number of equity investments.

Reconciliation of reported and underlying profit before tax

	2009 compared with 2008
		2008			2008	2009
	2008	acquisitions			at 2009	acquisitions		Under-	2009	Re-	Under-
	as	and		Currency	exchange	and		lying	as	ported	lying
	reported	disposals	[10]	translation [11]	rates [12]	disposals	[10]	change	reported	change [13]	change [13]
Global Banking and Markets	US$m	US$m		US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	8,541	–		(451)	8,090	5		515	8,610	1	6
Net fee income	4,291	–		(267)	4,024	1		338	4,363	2	8
Other income[15]	686	–		(555)	131	2		8,714	8,847	1,190	6,652

Net operating income[16]	13,518	–		(1,273)	12,245	8		9,567	21,820	61	78
Loan impairment charges and other credit risk provisions	(1,471)	–		45	(1,426)	–		(1,742)	(3,168)	(115)	(122)

Net operating income	12,047	–		(1,228)	10,819	8		7,825	18,652	55	72

Operating expenses	(9,092)	–		743	(8,349)	(3)		(185)	(8,537)	6	(2)

Operating profit	2,955	–		(485)	2,470	5		7,640	10,115	242	309

Income from associates	528	–		6	534	–		(168)	366	(31)	(31)

Profit before tax	3,483	–		(479)	3,004	5		7,472	10,481	201	249

	2008 compared with 2007
		2007
		acquisitions,			2007	2008
	2007	disposals			at 2008	acquisitions		Under-	2008	Re-	Under-
	as	& dilution		Currency	exchange	and		lying	as	ported	lying
	reported	gains	[10]	translation [11]	rates [17]	disposals	[10]	change	reported	change [13]	change [13]
Global Banking and Markets	US$m	US$m		US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	4,430	–		(32)	4,398	–		4,143	8,541	93	94
Net fee income	4,901	–		(46)	4,855	–		(564)	4,291	(12)	(12)
Other income[15]	5,879	–		(57)	5,822	–		(5,136)	686	(88)	(88)

Net operating income[16]	15,210	–		(135)	15,075	–		(1,557)	13,518	(11)	(10)

Loan impairment charges and other credit risk provisions	(38)	–		1	(37)	–		(1,434)	(1,471)	(3,771)	(3,876)

Net operating income	15,172	–		(134)	15,038	–		(2,991)	12,047	(21)	(20)

Operating expenses	(9,358)	–		175	(9,183)	–		91	(9,092)	3	1

Operating profit	5,814	–		41	5,855	–		(2,900)	2,955	(49)	(50)

Income from associates	307	–		18	325	–		203	528	72	62

Profit before tax	6,121	–		59	6,180	–		(2,697)	3,483	(43)	(44)

For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Customer groups > Global Banking and Markets / Private Banking

Balance sheet data significant to Global Banking and Markets

			Rest of
		Hong	Asia-		Middle		North	Latin
	Europe	Kong	Pacific	[27]	East	[27]	America	America	Total
	US$m	US$m	US$m		US$m		US$m	US$m	US$m
At 31 December 2009

Trading assets[49]	294,951	25,742	15,960		511		67,466	6,283	410,913
Derivative assets	190,900	16,937	15,660		668		61,192	2,820	288,177
Loans and advances to:
– customers (net)	176,123	21,991	23,989		6,554		18,654	9,645	256,956
– banks (net)	59,171	27,789	29,388		6,385		14,403	16,638	153,774
Financial investments[49]	83,715	92,181	36,355		9,688		49,386	14,659	285,984
Total assets[41]	981,831	217,146	138,884		28,189		260,131	57,491	1,683,672

Deposits by banks	88,043	5,824	7,874		1,357		13,229	3,948	120,275
Customer accounts	169,390	26,650	43,698		5,752		19,095	20,142	284,727
Trading liabilities	169,814	10,720	3,040		13		69,302	2,875	255,764
Derivative liabilities	191,480	16,619	15,500		651		60,178	3,270	287,698

At 31 December 2008

Trading assets[49]	281,089	45,398	19,192		414		74,498	5,004	425,595
Derivative assets	303,265	26,989	25,492		1,014		125,848	5,145	487,753
Loans and advances to:
– customers (net)	185,818	23,042	27,941		6,649		35,583	8,273	287,306
– banks (net)	49,508	20,970	21,309		5,401		9,238	12,574	119,000
Financial investments[49]	105,546	46,964	29,772		7,574		39,841	8,179	237,876
Total assets[41]	1,180,759	233,187	147,714		27,975		348,347	53,870	1,991,852

Deposits by banks	79,509	11,509	12,261		944		16,244	3,871	124,338
Customer accounts	199,687	30,866	42,977		7,628		23,844	15,384	320,386
Trading liabilities	144,759	13,056	3,633		54		72,325	2,546	236,373
Derivative liabilities	300,200	28,536	25,465		1,016		122,699	4,615	482,531

At 31 December 2007

Trading assets[49]	294,078	26,877	18,119		1,613		93,395	8,570	442,652
Derivative assets	102,409	11,492	9,795		439		56,531	1,814	182,480
Loans and advances to:
– customers (net)	163,066	19,171	26,476		5,630		26,186	9,935	250,464
– banks (net)	89,651	53,725	24,733		6,120		14,938	10,339	199,506
Financial investments[49]	94,416	46,765	31,301		8,147		33,273	10,155	224,057
Total assets[41]	912,299	218,293	130,096		26,548		263,008	46,606	1,596,850

Deposits by banks	85,315	6,251	14,737		2,437		14,825	2,830	126,395
Customer accounts	163,713	37,364	45,773		8,347		30,732	13,950	299,879
Trading liabilities	201,010	15,939	8,517		84		73,081	4,998	303,629
Derivative liabilities	104,687	10,865	9,204		452		53,058	1,986	180,252

For footnotes, see page 149.

Private Banking
Profit before tax

	2009	2008	2007
	US$m	US$m	US$m

Net interest income	1,474	1,612	1,216

Net fee income	1,236	1,476	1,615

Trading income excluding net interest income	322	408	525
Net interest income on trading activities	22	14	9

Net trading income[42]	344	422	534

Net expense from financial instruments designated at fair value	–	–	(1)
Gains less losses from financial investments	5	64	119
Dividend income	5	8	7
Other operating income	48	49	58

Total operating income	3,112	3,631	3,548
Net insurance claims[43]	–	–	–

Net operating income[16]	3,112	3,631	3,548

Loan impairment charges and other credit risk provisions	(128)	(68)	(14)

Net operating income	2,984	3,563	3,534

Employee expenses	(1,234)	(1,367)	(1,250)
Other operating expenses	(650)	(749)	(775)

Total operating expenses	(1,884)	(2,116)	(2,025)

Operating profit	1,100	1,447	1,509

Share of profit in associates and joint ventures	8	–	2

Profit before tax	1,108	1,447	1,511

By geographical region
Europe	854	998	915
Hong Kong	197	237	305
Rest of Asia-Pacific[27]	90	109	89
Middle East[27]	6	4	3
North America	(50)	83	174
Latin America	11	16	25

	1,108	1,447	1,511

	%	%	%

Share of HSBC’s profit before tax	15.6	15.6	6.2
Cost efficiency ratio	60.5	58.3	57.1

Balance sheet data[41]

	US$m	US$m	US$m

Loans and advances to customers (net)	37,031	37,590	43,612
Total assets	116,148	133,216	130,893
Customer accounts	106,533	116,683	106,197
For footnotes, see page 149.
Strategic direction
Private Banking strives to be the world’s leading international private bank, recognised for excellent client experience and global connections.
The strength of HSBC’s brand, capital position, and extensive global network provides a foundation from which Private Banking continues to attract and retain clients. Product and service leadership in areas such as credit, estate planning, hedge funds, and investment advice helps Private Banking meet the complex international financial needs of individuals and families.
Through continuing investment in its people, integrated IT solutions and emerging markets-focused domestic operations, Private Banking is well-positioned for sustainable long-term growth.
Financial performance in 2009
•	Reported pre-tax profit was 23 per cent lower at US$1.1 billion, a fall of 21 per cent on an underlying basis, primarily from a decline in fee income. This was due to a change in the risk tolerance of private banking customers and consequent reduction in client activity, lower fiduciary fees and the effect of weak markets on the value of funds under management. Strong cost control including reduced performance-related costs partially offset the lower revenues.

•	Net interest income fell by 6 per cent as lower interest rates in the major economies, combined with aggressive competition for deposits from weaker competitors, particularly in Europe and North America, led to tighter spreads and a decline in balances. Lending volumes declined due to client deleveraging and a lower appetite for credit, although this was partly mitigated by re-pricing historically low margin business to reflect the changed conditions. Favourable interest rate and yield curve movements at the beginning of 2009 generated higher treasury income in Asia and Europe, benefiting net interest income.

•	Net fee income decreased by 14 per cent, affected by the fall in the value of equity markets in the second half of 2008 and the first quarter of 2009. This resulted in a lower average value of funds under management and the redemption of investments, particularly hedge funds, in early 2009. Commission income on fiduciary deposits decreased as low interest rates resulted in a decline in volumes, and annual fund performance fees earned in January 2008 were not repeated in 2009.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Customer groups > Private Banking

•	Trading income fell by 18 per cent, also reflecting lower client trading activity, mainly in foreign exchange and structured products.

•	Gains less losses from financial investments decreased by 90 per cent due to gains made on the disposal of HSBC’s residual interest in the Hermitage Fund in the first half of 2008 which did not recur in 2009.

•	Other operating income was in line with 2008, and included gains on the sale of two office buildings in Switzerland and Luxembourg.

•	Loan impairment charges and other credit risk provisions increased by US$62 million, largely due to a single specific charge in the US in 2009.

•	Operating expenses decreased by 9 per cent as performance-related costs were cut, staff numbers were reduced and discretionary costs such as travel and marketing were tightly managed. These steps were taken in response to the lower revenues earned in the weaker economic environment. Costs included US$19 million of integration costs relating to the merger of HSBC’s two Swiss private banks, US$17 million of redundancy costs worldwide and the up-front cost of establishing Private Banking in new developing markets, including investments in mainland China, India and Russia.

•	The cost efficiency ratio increased by 2.1 percentage points to 60.5 per cent.

Client assets
	2009	2008
	US$bn	US$bn

At 1 January	352	421
Net new money	(7)	24
Value change	27	(71)
Exchange and other	(5)	(22)

At 31 December	367	352

Client assets by investment class
	2009	2008
	US$bn	US$bn
Equities	73	53
Bonds	69	57
Structured products	10	7
Funds	82	87
Cash, fiduciary deposits and other	133	148

	367	352

•	Reported client assets increased by 4 per cent to US$367 billion due to portfolio appreciation and foreign exchange movements, partly offset by a net outflow of funds due to hedge fund redemptions, client deleveraging and the decision not to match aggressive deposit prices offered by weaker competitors, particularly in Europe and North America. Private Banking continued to experience net client inflows in emerging markets, namely Asia, the Middle East and Latin America, with net new money of US$6.6 billion generated in these markets in the year.

•	Reported total client assets increased by 6 per cent to US$460 billion, largely due to an increase in the market value of assets. ‘Total client assets’ is a measure equivalent to many industry definitions of assets under management which include some non-financial assets held in client trusts.
Business highlights in 2009
•	Intragroup referrals continued to result in good inflows with US$5.8 billion raised during 2009.

•	The legal merger of HSBC’s two Swiss private banks was achieved as planned in April 2009 and technical integration was completed in early January 2010. The combined bank is expected to achieve significant operational and cost efficiencies.

•	HSBC Alternative Investments Limited continued to achieve strong returns on hedge fund products in the second half of 2009, including its flagship fund of hedge funds, the GH fund, which achieved a return of 12.3 per cent during the year. A series of new products were launched including one of the first UCITS III hedge funds of hedge funds and as a result, the business saw net inflows in the second half of 2009.

•	Major awards included ‘Outstanding Global Private Bank’ by Private Banker International, and ‘Best Global Private Bank’, ‘Best Private Bank in Asia’ and ‘Best Private Bank in the Middle East’ by The Banker and The Financial Times. The Euromoney 2010 Private Banking Survey placed HSBC second in the Global Private Banking category for the second consecutive year.

•	Investment in emerging markets and domestic businesses continued, including the launch of Private Banking in Russia and further investments in Private Banking operations in Asia, Latin America and the Middle East.

Reconciliation of reported and underlying profit before tax

	2009 compared with 2008
		2008			2008	2009
	2008	acquisitions			at 2009	acquisitions		Under-	2009	Re-	Under-
	as	and		Currency	exchange	and		lying	as	ported	lying
	reported	disposals	[10]	translation [11]	rates [12]	disposals	[10]	change	reported	change [13]	change [13]
Private Banking	US$m	US$m		US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	1,612	–		(52)	1,560	–		(86)	1,474	(9)	(6)
Net fee income	1,476	–		(33)	1,443	–		(207)	1,236	(16)	(14)
Other income[15]	543	–		(19)	524	–		(122)	402	(26)	(23)

Net operating income[16]	3,631	–		(104)	3,527	–		(415)	3,112	(14)	(12)

Loan impairment charges and other credit risk provisions	(68)	–		2	(66)	–		(62)	(128)	(88)	(94)

Net operating income	3,563	–		(102)	3,461	–		(477)	2,984	(16)	(14)

Operating expenses	(2,116)	–		54	(2,062)	–		178	(1,884)	11	9

Operating profit	1,447	–		(48)	1,399	–		(299)	1,100	(24)	(21)

Income from associates	–	–		–	–	–		8	8

Profit before tax	1,447	–		(48)	1,399	–		(291)	1,108	(23)	(21)

	2008 compared with 2007
		2007
		acquisitions,		2007	2008
	2007	disposals		at 2008	acquisitions		Under-	2008	Re-	Under-
	as	& dilution	Currency	exchange	and		lying	as	ported	lying
	reported	gains [10]	translation [11]	rates [17]	disposals	[10]	change	reported	change [13]	change [13]
Private Banking	US$m	US$m	US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	1,216	1	(12)	1,205	–		407	1,612	33	34
Net fee income	1,615	(105)	26	1,536	–		(60)	1,476	(9)	(4)
Other income[15]	717	(18)	5	704	–		(161)	543	(24)	(23)

Net operating income[16]	3,548	(122)	19	3,445	–		186	3,631	2	5
Loan impairment charges and other credit risk provisions	(14)	–	–	(14)	–		(54)	(68)	(386)	(386)

Net operating income	3,534	(122)	19	3,431	–		132	3,563	1	4

Operating expenses	(2,025)	98	(17)	(1,944)	–		(172)	(2,116)	(4)	(9)

Operating profit	1,509	(24)	2	1,487	–		(40)	1,447	(4)	(3)

Income from associates	2	–	–	2	–		(2)	–	(100)	(100)

Profit before tax	1,511	(24)	2	1,489	–		(42)	1,447	(4)	(3)

For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Customer groups > Other

Other

Profit/(loss) before tax
	2009	2008	2007
	US$m	US$m	US$m

Net interest expense	(1,035)	(956)	(542)

Net fee income/(expense)	125	53	(228)

Trading income/(expense) excluding net interest income	244	(262)	127
Net interest income/(expense) on trading activities	35	(268)	(1)

Net trading income/(expense)[42]	279	(530)	126

Changes in fair value of long-term debt issued and related derivatives	(6,247)	6,679	2,812
Net income/(expense) from other financial instruments designated at fair value	(196)	747	81

Net income/(expense) from financial instruments designated at fair value	(6,443)	7,426	2,893
Gains less losses from financial investments	3	(396)	83
Gains arising from dilution of interests in associates	–	–	1,092
Dividend income	12	10	32
Net earned insurance premiums	(3)	(17)	(21)
Gains on disposal of French regional banks	–	2,445	–
Other operating income	5,042	4,261	3,523

Total operating income/(expense)	(2,020)	12,296	6,958
Net insurance claims[43]	(3)	(1)	–

Net operating income/(expense)[16]	(2,023)	12,295	6,958

Loan impairment charges and other credit risk provisions	(8)	(5)	(11)

Net operating income/(expense)	(2,031)	12,290	6,947

Employee expenses	(2,602)	(2,198)	(2,017)
Other operating expenses	(2,113)	(1,976)	(1,545)

Total operating expenses	(4,715)	(4,174)	(3,562)

Operating profit/(loss)	(6,746)	8,116	3,385

Share of profit in joint ventures and associates	26	41	150

Profit/(loss) before tax	(6,720)	8,157	3,535

By geographical region
Europe	(2,994)	5,296	1,056
Hong Kong	(359)	(955)	(375)
Rest of Asia-Pacific[27]	264	197	1,261
Middle East[27]	87	79	82
North America	(3,717)	3,534	1,508
Latin America	(1)	6	3

	(6,720)	8,157	3,535

	%	%	%
Share of HSBC’s profit before tax	(94.9)	87.6	14.6
Cost efficiency ratio	(233.1)	33.9	51.2

Balance sheet data[41]
	2009	2008	2007
	US$m	US$m	US$m

Loans and advances to customers (net)	3,110	2,621	2,678
Total assets	150,983	145,581	164,806
Customer accounts	1,277	2,041	2,006
For footnotes, see page 149.
Notes
•	Reported loss before tax in Other was US$6.7 billion, compared with a profit of US$8.2 billion in 2008. For a description of the main items reported under ‘Other’, see footnote 40 on page 150.

•	Net interest expense substantially comprises the interest paid on third-party debt issues at the holding company level.

•	Net trading income was US$279 million, compared with a net trading expense in 2008; this reflected fair value gains on certain non-qualifying hedges, compared with fair value losses in 2008. This caption also included a one-off hedging loss of US$344 million relating to forward foreign exchange contracts entered into to hedge the proceeds of the Group’s rights issue, and a US$121 million loss arising from the mark-to-market of the implied contingent forward contract entered into with the underwriters of the Group’s rights issue. Both of these items were part of the net proceeds of the rights issue but for technical accounting reasons were reflected through the income statement.

•	Net expense from financial instruments designated at fair value declined by 90 per cent to US$90 million due to reduced income from non-qualifying interest and exchange rate hedges related to long-term debt issued by HSBC Holdings and its North American and European subsidiaries.

•	HSBC recognised a gain of US$576 million in respect of the sale and leaseback of 8 Canada Square, its global headquarters in London, which was effected through the disposal of its entire shareholding in PMII. In 2008, a gain of US$416 million was reported in respect of the purchase of PMII from Metrovacesa. See Note 23 on the Financial Statements.

•	Operating expenses increased by 15 per cent to US$4.7 billion, mainly due to further centralisation of certain operational functions in the US to HSBC Technology Services USA resulting in cost savings across the other customer groups in North America. These expenses were previously incurred directly by customer groups, and are now substantially recovered from them through a recharge mechanism with the revenue reported in other operating income. Costs at HSBC’s Group Service Centres rose by 10 per cent as the number of migrated activities increased in line with the Group’s Global Resourcing model.

Reconciliation of reported and underlying profit/(loss) before tax

	2009 compared with 2008
				2008
	2008	2008		at 2009	2009	Under-	2009	Re-	Under-
	as	adjust-	Currency	exchange	adjust-	lying	as	ported	lying
	reported	ments [10]	translation [11]	rates [12]	ments [10]	change	reported	change [13]	change [13]
Other	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest expense	(956)	–	12	(944)	–	(91)	(1,035)	(8)	(10)
Net fee income	53	–	(3)	50	–	75	125	136	150
Changes in fair value	6,570	(6,570)	–	–	(6,533)	–	(6,533)	(199)
Gains on disposal of French regional banks	2,445	(2,445)	–	–	–	–	–	(100)
Other income[15]	4,183	(95)	(13)	4,075	–	1,345	5,420	30	33

Net operating income/ (expense)[16]	12,295	(9,110)	(4)	3,181	(6,533)	1,329	(2,023)	(116)	42
Loan impairment charges and other credit risk provisions	(5)	–	(1)	(6)	–	(2)	(8)	(60)	(33)

Net operating income/ (expense)	12,290	(9,110)	(5)	3,175	(6,533)	1,327	(2,031)	(117)	42

Operating expenses	(4,174)	–	70	(4,104)	–	(611)	(4,715)	(13)	(15)

Operating profit/(loss)	8,116	(9,110)	65	(929)	(6,533)	716	(6,746)	(183)	77

Income from associates	41	–	(1)	40	–	(14)	26	(37)	(35)

Profit/(loss) before tax	8,157	(9,110)	64	(889)	(6,533)	702	(6,720)	(182)	79

	2008 compared with 2007
		2007		2007
	2007	adjustments		at 2008			Under-	2008	Re-	Under-
	as	and dilution	Currency	at 2008 exchange	2008		lying	as	ported	lying
	reported	gains [10]	translation [11]	rates [17]	adjustments	[10]	change	reported	change [13]	change [13]
Other	US$m	US$m	US$m	US$m	US$m		US$m	US$m	%	%

Net interest expense	(542)	–	(38)	(580)	(6)		(370)	(956)	(76)	(64)
Net fee income/ (expense)	(228)	–	49	(179)	–		232	53	123	130
Changes in fair value	3,055	(3,055)	–	–	6,570		–	6,570	115
Gains on disposal of French regional banks	–	–	–	–	2,445		–	2,445
Other income[15]	4,673	(1,116)	36	3,593	95		495	4,183	(10)	14

Net operating income[16]	6,958	(4,171)	47	2,834	9,104		357	12,295	77	13

Loan impairment charges and other credit risk provisions	(11)	24	1	14	–		(19)	(5)	55	(136)

Net operating income	6,947	(4,147)	48	2,848	9,104		338	12,290	77	12

Operating expenses	(3,562)	–	(15)	(3,577)	6		(603)	(4,174)	(17)	(17)

Operating profit	3,385	(4,147)	33	(729)	9,110		(265)	8,116	140	(36)

Income from associates	150	(12)	11	149	–		(108)	41	(73)	(72)

Profit before tax	3,535	(4,159)	44	(580)	9,110		(373)	8,157	131	(64)

For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Customer groups > Profit/(loss) before tax

Analysis by customer group and global business
Profit/(loss) before tax

	2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other [40]	elimination [50]	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	25,107	7,883	8,610	1,474	(1,035)	(1,309)	40,730

Net fee income	8,238	3,702	4,363	1,236	125	–	17,664

Trading income excluding net interest income	637	332	4,701	322	244	–	6,236
Net interest income on trading activities	65	22	2,174	22	35	1,309	3,627

Net trading income[42]	702	354	6,875	344	279	1,309	9,863

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(6,247)	–	(6,247)
Net income/(expense) from other financial instruments designated at fair value	2,339	100	473	–	(196)	–	2,716

Net income/(expense) from financial instruments designated at fair value	2,339	100	473	–	(6,443)	–	(3,531)
Gains less losses from financial investments	224	23	265	5	3	–	520
Dividend income	33	8	68	5	12	–	126
Net earned insurance premiums	9,534	886	54	–	(3)	–	10,471
Other operating income	809	739	1,146	48	5,042	(4,996)	2,788

Total operating income/ (expense)	46,986	13,695	21,854	3,112	(2,020)	(4,996)	78,631

Net insurance claims[43]	(11,571)	(842)	(34)	–	(3)	–	(12,450)

Net operating income/ (expense)[16]	35,415	12,853	21,820	3,112	(2,023)	(4,996)	66,181

Loan impairment charges and other credit risk provisions	(19,902)	(3,282)	(3,168)	(128)	(8)	–	(26,488)

Net operating income/ (expense)	15,513	9,571	18,652	2,984	(2,031)	(4,996)	39,693

Operating expenses	(18,292)	(5,963)	(8,537)	(1,884)	(4,715)	4,996	(34,395)

Operating profit/(loss)	(2,779)	3,608	10,115	1,100	(6,746)	–	5,298

Share of profit in associates and joint ventures	714	667	366	8	26	–	1,781

Profit/(loss) before tax	(2,065)	4,275	10,481	1,108	(6,720)	–	7,079

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(29.2)	60.4	148.1	15.6	(94.9)		100.0
Cost efficiency ratio	51.7	46.4	39.1	60.5	(233.1)		52.0

Balance sheet data[41]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	399,460	199,674	256,956	37,031	3,110		896,231
Total assets	554,074	251,143	1,683,672	116,148	150,983	(391,568)	2,364,452
Customer accounts	499,109	267,388	284,727	106,533	1,277		1,159,034
For footnotes, see page 149.

	2008
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other [40]	elimination [50]	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	29,419	9,494	8,541	1,612	(956)	(5,547)	42,563

Net fee income	10,107	4,097	4,291	1,476	53	–	20,024

Trading income/(expense) excluding net interest income	175	369	157	408	(262)	–	847
Net interest income/(expense) on trading activities	79	17	324	14	(268)	5,547	5,713

Net trading income/(expense)[42]	254	386	481	422	(530)	5,547	6,560

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	6,679	–	6,679
Net income/(expense) from other financial instruments designated at fair value	(2,912)	(224)	(438)	–	747	–	(2,827)

Net income/(expense) from financial instruments designated at fair value	(2,912)	(224)	(438)	–	7,426	–	3,852
Gains less losses from financial investments	663	193	(327)	64	(396)	–	197
Dividend income	90	88	76	8	10	–	272
Net earned insurance premiums	10,083	679	105	–	(17)	–	10,850
Gains on disposal of French regional banks	–	–	–	–	2,445	–	2,445
Other operating income	259	939	868	49	4,261	(4,568)	1,808

Total operating income	47,963	15,652	13,597	3,631	12,296	(4,568)	88,571

Net insurance claims[43]	(6,474)	(335)	(79)	–	(1)	–	(6,889)

Net operating income[16]	41,489	15,317	13,518	3,631	12,295	(4,568)	81,682

Loan impairment charges and other credit risk provisions	(21,220)	(2,173)	(1,471)	(68)	(5)	–	(24,937)

Net operating income	20,269	13,144	12,047	3,563	12,290	(4,568)	56,745

Operating expenses (excluding goodwill impairment)	(21,140)	(6,581)	(9,092)	(2,116)	(4,174)	4,568	(38,535)
Goodwill impairment	(10,564)	–	–	–	–	–	(10,564)

Operating profit/(loss)	(11,435)	6,563	2,955	1,447	8,116	–	7,646

Share of profit in associates and joint ventures	461	631	528	–	41	–	1,661

Profit/(loss) before tax	(10,974)	7,194	3,483	1,447	8,157	–	9,307

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(117.9)	77.3	37.4	15.6	87.6		100.0
Cost efficiency ratio	76.4	43.0	67.3	58.3	33.9		60.1

Balance sheet data[41]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	401,402	203,949	287,306	37,590	2,621		932,868
Total assets	527,901	249,218	1,991,852	133,216	145,581	(520,303)	2,527,465
Customer accounts	440,338	235,879	320,386	116,683	2,041		1,115,327
For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Customer groups > Profit/(loss) before tax // Geographical regions > Summary

Profit/(loss) before tax (continued)

	2007
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other [40]	elimination [50]	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	29,069	9,055	4,430	1,216	(542)	(5,433)	37,795

Net fee income/(expense)	11,742	3,972	4,901	1,615	(228)	–	22,002

Trading income excluding net interest income	38	265	3,503	525	127	–	4,458
Net interest income/(expense) on trading activities	140	31	(236)	9	(1)	5,433	5,376

Net trading income[42]	178	296	3,267	534	126	5,433	9,834

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	2,812	–	2,812
Net income/(expense) from other financial instruments designated at fair value	1,333	22	(164)	(1)	81	–	1,271

Net income/(expense) from financial instruments designated at fair value	1,333	22	(164)	(1)	2,893	–	4,083
Gains less losses from financial investments	351	90	1,313	119	83	–	1,956
Gains arising from dilution of interests in associates	–	–	–	–	1,092	–	1,092
Dividend income	55	8	222	7	32	–	324
Net earned insurance premiums	8,271	733	93	–	(21)	–	9,076
Other operating income	387	165	1,218	58	3,523	(3,912)	1,439

Total operating income	51,386	14,341	15,280	3,548	6,958	(3,912)	87,601

Net insurance claims[43]	(8,147)	(391)	(70)	–	–	–	(8,608)

Net operating income[16]	43,239	13,950	15,210	3,548	6,958	(3,912)	78,993

Loan impairment charges and other credit risk provisions	(16,172)	(1,007)	(38)	(14)	(11)	–	(17,242)

Net operating income	27,067	12,943	15,172	3,534	6,947	(3,912)	61,751

Total operating expenses	(21,757)	(6,252)	(9,358)	(2,025)	(3,562)	3,912	(39,042)

Operating profit	5,310	6,691	5,814	1,509	3,385	–	22,709

Share of profit in associates and joint ventures	590	454	307	2	150	–	1,503

Profit before tax	5,900	7,145	6,121	1,511	3,535	–	24,212

	%	%	%	%	%		%
Share of HSBC’s profit before tax	24.4	29.5	25.3	6.2	14.6		100.0
Cost efficiency ratio	50.3	44.8	61.5	57.1	51.2		49.4

Balance sheet data[41]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	464,726	220,068	250,464	43,612	2,678		981,548
Total assets	636,185	307,944	1,596,850	130,893	164,806	(482,412)	2,354,266
Customer accounts	450,071	237,987	299,879	106,197	2,006		1,096,140
For footnotes, see page 149.

Geographical regions

Additional information on results in 2009 may be found in the ‘Financial Summary’ on pages 23 to 60.
Summary
Europe
HSBC’s principal banking operations in Europe are HSBC Bank plc (‘HSBC Bank’) in the UK, HSBC France, HSBC Bank A.S. in Turkey, HSBC Bank Malta p.l.c., HSBC Private Bank (Suisse) S.A. (‘HSBC Private Bank (Suisse)’) and HSBC Trinkaus & Burkhardt AG. Through these operations HSBC provides a wide range of banking, treasury and financial services to personal, commercial and corporate customers across Europe.
Hong Kong
HSBC’s principal banking subsidiaries in Hong Kong are The Hongkong and Shanghai Banking Corporation Limited (‘The Hongkong and Shanghai Banking Corporation’) and Hang Seng Bank Limited (‘Hang Seng Bank’). The former is the largest bank incorporated in Hong Kong and is HSBC’s flagship bank in the Asia-Pacific region. It is one of Hong Kong’s three note-issuing banks, accounting for more than 67.2 per cent by value of banknotes in circulation in 2008.
Rest of Asia-Pacific
HSBC offers personal, commercial, global banking and markets services in mainland China, mainly through its local subsidiary, HSBC Bank (China) Company Limited (‘HSBC Bank China’). HSBC also participates indirectly in mainland China through its four associates, Bank of Communications (19.01 per cent owned), Ping An Insurance (16.78 per cent), Industrial Bank (12.78 per cent) and Yantai City Commercial Bank (20 per cent) and has a further interest of 8 per cent in Bank of Shanghai.
     Outside Hong Kong and mainland China, HSBC conducts business in 20 countries in the Asia-Pacific region, primarily through branches and subsidiaries of The Hongkong and Shanghai Banking Corporation, with particularly strong coverage in Australia, India, Indonesia, Malaysia, South Korea, Singapore and Taiwan. HSBC’s presence in Australia is led by HSBC Bank Australia Limited and in Malaysia by HSBC Bank Malaysia Berhad (‘HSBC Bank Malaysia’), which has the largest foreign bank-owned branch network in the country.
Middle East
In the Middle East, the network of branches of HSBC Bank Middle East Limited (‘HSBC Bank Middle East’), together with HSBC’s subsidiaries and associates, gives it the widest coverage in the region. HSBC’s associate in Saudi Arabia, The Saudi British Bank (40 per cent owned), is the Kingdom’s fifth largest bank by total assets.
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
Latin America
HSBC’s operations in Latin America principally comprise HSBC México, S.A. (‘HSBC Mexico’), HSBC Bank Brasil S.A.-Banco Múltiplo (‘HSBC Bank Brazil’), HSBC Bank Argentina S.A. (‘HSBC Bank Argentina’) and HSBC Bank (Panama) S.A. (‘HSBC Bank Panama’), which owns subsidiaries in Costa Rica, Honduras, Colombia and El Salvador. HSBC is also represented by subsidiaries in Chile, the Bahamas, Peru, Paraguay and Uruguay. In addition to banking services, HSBC operates insurance businesses in Mexico, Argentina, Brazil, Panama, Honduras and El Salvador. In Brazil, HSBC offers consumer finance products through its subsidiary, Losango Promoções e Vendas Ltda.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Summary / Europe

     In the analysis of profit by geographical regions that follows, operating income and operating expenses include intra-HSBC items of US$2,756 million (2008: US$2,492 million; 2007: US$1,985 million).

Profit/(loss) before tax

	2009		2008		2007
	US$m	%	US$m	%	US$m	%

Europe	4,009	56.7	10,869	116.7	8,595	35.5
Hong Kong	5,029	71.0	5,461	58.7	7,339	30.3
Rest of Asia-Pacific[27]	4,200	59.3	4,722	50.7	4,702	19.4
Middle East[27]	455	6.4	1,746	18.8	1,307	5.4
North America	(7,738)	(109.3)	(15,528)	(166.8)	91	0.4
Latin America	1,124	15.9	2,037	21.9	2,178	9.0

	7,079	100.0	9,307	100.0	24,212	100.0

Total assets41

	At 31 December
	2009		2008
	US$m	%	US$m	%

Europe	1,268,600	53.7	1,392,049	55.1
Hong Kong	399,243	16.9	414,484	16.4
Rest of Asia-Pacific[27]	222,139	9.4	225,573	8.9
Middle East[27]	48,107	2.0	50,952	2.0
North America	475,014	20.1	596,302	23.6
Latin America	115,967	4.9	102,946	4.1
Intra-HSBC items	(164,618)	(7.0)	(254,841)	(10.1)

	2,364,452	100.0	2,527,465	100.0

For footnotes, see page 149.

Europe
Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2009
UK	364	1,026	3,045	252	(2,561)	2,126
France[51]	54	102	894	3	(429)	624
Germany	–	21	255	32	(18)	290
Malta	33	58	9	–	–	100
Switzerland	–	–	5	448	(3)	450
Turkey	43	97	119	2	–	261
Other	(182)	(12)	218	117	17	158

	312	1,292	4,545	854	(2,994)	4,009

2008
UK	1,546	2,361	(469)	250	2,997	6,685
France[51]	139	176	273	10	2,242	2,840
Germany	–	31	184	32	(22)	225
Malta	59	67	16	–	–	142
Switzerland	–	–	–	553	–	553
Turkey	3	91	130	–	–	224
Other	(89)	(4)	61	153	79	200

	1,658	2,722	195	998	5,296	10,869

2007
UK	1,221	2,064	1,214	317	976	5,792
France[51]	173	192	692	25	(49)	1,033
Germany	–	36	195	45	19	295
Malta	45	67	45	–	–	157
Switzerland	–	–	–	475	–	475
Turkey	144	75	118	(1)	–	336
Other	(2)	82	263	54	110	507

	1,581	2,516	2,527	915	1,056	8,595

Loans and advances to customers (net) by country

	At 31 December
	2009	2008	2007
	US$m	US$m	US$m

UK	329,182	313,065	326,927
France[51]	71,567	70,896	81,473
Germany	4,131	5,756	6,411
Malta	4,649	4,343	4,157
Switzerland	12,072	12,708	13,789
Turkey	5,758	6,125	7,974
Other	12,122	13,298	11,544

	439,481	426,191	452,275

Customer accounts by country

	At 31 December
	2009	2008	2007
	US$m	US$m	US$m

UK	349,162	351,253	367,363
France[51]	70,899	74,826	64,905
Germany	8,134	11,611	10,282
Malta	5,888	5,604	5,947
Switzerland	45,148	44,643	41,015
Turkey	5,830	5,845	6,473
Other	9,958	8,694	8,969

	495,019	502,476	504,954

For footnote, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Europe > 2009

Profit before tax

	2009	2008	2007
Europe	US$m	US$m	US$m

Net interest income	12,268	9,696	7,746
Net fee income	6,267	7,492	8,431

Net trading income	5,459	5,357	6,943

Changes in fair value of long-term debt issued and related derivatives	(2,746)	2,939	1,059
Net income/(expense) from other financial instruments designated at fair value	1,321	(1,826)	167

Net income/(expense) from financial instruments designated at fair value	(1,425)	1,113	1,226

Gains less losses from financial investments	50	418	1,326
Dividend income	29	130	171
Net earned insurance premiums	4,223	5,299	4,010
Gains on disposal of French regional banks	–	2,445	–
Other operating income	2,262	2,096	1,193

Total operating income	29,133	34,046	31,046

Net insurance claims incurred and movement in liabilities to policyholders	(5,589)	(3,367)	(3,479)

Net operating income before loan impairment charges and other credit risk provisions	23,544	30,679	27,567

Loan impairment charges and other credit risk provisions	(5,568)	(3,754)	(2,542)

Net operating income	17,976	26,925	25,025

Total operating expenses	(13,988)	(16,072)	(16,525)

Operating profit	3,988	10,853	8,500
Share of profit in associates and joint ventures	21	16	95

Profit before tax	4,009	10,869	8,595

	%	%	%

Share of HSBC’s profit before tax	56.7	116.7	35.5
Cost efficiency ratio	59.4	52.4	59.9

Year-end staff numbers (full-time equivalent)	76,703	82,093	82,166

Balance sheet data[41]
	At 31 December
	2009	2008	2007
	US$m	US$m	US$m
Loans and advances to customers (net)	439,481	426,191	452,275
Loans and advances to banks (net)	65,521	61,949	104,527
Trading assets, financial assets designated at fair value and financial investments[49]	450,727	433,885	445,258
Total assets	1,268,600	1,392,049	1,256,220
Deposits by banks	89,893	80,847	87,491
Customer accounts	495,019	502,476	504,954
For footnotes, see page 149.
All commentaries on Europe are on an underlying basis unless stated otherwise.

2009 compared with 2008
Economic briefing
The UK economy suffered a sharp contraction during the course of 2009, although evidence from the final months of the year suggested that some growth had resumed. Gross Domestic Product (‘GDP’) fell by 5 per cent in 2009 — the sharpest contraction in over 60 years — after a 0.5 per cent increase in 2008. Weakness affected most sectors of the economy, and the unemployment rate hit a 13-year high of 7.9 per cent in July 2009, although some stabilisation of labour market conditions was apparent towards the end of the year. Consumer Price Index (‘CPI’) inflation reached a five-year low of 1.1 per cent in September 2009 before moving towards the Bank of England’s 2 per cent target by the end of the year. Nominal house prices appreciated modestly during the second half of 2009, although indicators of housing market activity remained at relatively weak levels. After reducing interest rates to just 0.5 per cent in March 2009, the Bank of England launched the Asset Purchase Facility in an attempt to improve the circulation of credit throughout the economy and support expectations of future economic activity.
     The eurozone economy also performed poorly during 2009, with GDP falling by 4 per cent following a 0.5 per cent expansion in 2008. Much of this weakness was concentrated in the early months of 2009 and growth resumed in the third quarter, helped by a variety of fiscal stimulus programmes and a rebuilding of inventory levels. Consumer spending proved relatively resilient in early 2009, boosted by a number of purchase incentive schemes, and some weakness was observed as these programmes expired. Unemployment rose to an 11-year high of 10 per cent in December 2009, while CPI temporarily turned negative during the third quarter of the year. The European Central Bank cut interest rates by 150 basis points to finish the year at 1 per cent.

Reconciliation of reported and underlying profit before tax

	2009 compared with 2008
				2008
	2008	2008		at 2009	2009	Under-	2009	Re-	Under-
	as	adjust-	Currency	exchange	adjust-	lying	as	ported	lying
	reported	ments [10]	translation [11]	rates [12]	ments [10]	change	reported	change [13]	change [13]
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	9,696	(65)	(1,049)	8,582	–	3,686	12,268	27	43
Net fee income	7,492	(58)	(917)	6,517	–	(250)	6,267	(16)	(4)
Changes in fair value[14]	3,118	(3,118)	–	–	(2,841)	–	(2,841)	(191)
Gains on disposal of French regional banks	2,445	(2,445)	–	–	–	–	–	(100)
Other income[15]	7,928	(609)	(1,206)	6,113	280	1,457	7,850	(1)	24

Net operating income[16]	30,679	(6,295)	(3,172)	21,212	(2,561)	4,893	23,544	(23)	23

Loan impairment charges and other credit risk provisions	(3,754)	6	395	(3,353)	–	(2,215)	(5,568)	(48)	(66)

Net operating income	26,925	(6,289)	(2,777)	17,859	(2,561)	2,678	17,976	(33)	15

Operating expenses	(16,072)	68	1,723	(14,281)	–	293	(13,988)	13	2

Operating profit	10,853	(6,221)	(1,054)	3,578	(2,561)	2,971	3,988	(63)	83

Income from associates	16	–	–	16	–	5	21	31	31

Profit before tax	10,869	(6,221)	(1,054)	3,594	(2,561)	2,976	4,009	(63)	83

For footnotes, see page 149.

Review of business performance
HSBC’s European operations reported a pre-tax profit of US$4.0 billion, compared with US$10.9 billion in 2008. This decline was largely caused by movement in the fair value attributable to credit spread on the Group’s own debt. A US$2.8 billion expense in 2009 following stabilisation in financial markets and a narrowing of credit spreads largely reversed the US$3.1 billion income recognised in 2008, giving a US$5.9 billion year on year movement. Also included within these results was a gain on the sale of the residual stake in the UK card merchant acquiring business to Global Payments Inc. of US$280 million in June 2009. This followed a US$425 million gain realised in 2008 on the sale of the first tranche. Excluding these gains on sale, the profit on disposal of the French regional banks in July 2008 and the reversal of movements in the fair value of own debt, underlying pre-tax profits grew by US$3.0 billion or 83 per cent. This was driven by robust performances in the European Global Banking and Markets businesses, in particular from the non-recurrence of significant credit-related write-downs taken in 2008 and outstanding results in Rates and Balance Sheet Management. Deterioration in the economic environment and higher unemployment levels led to a rise in loan impairment charges in the Personal Financial Services and Commercial Banking businesses. HSBC Bank continued to provide lending services to its customers while maintaining effective credit control and strengthening collection practices and systems.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Europe > 2009

     Net interest income increased by 43 per cent, with Balance Sheet Management revenues in Global Banking and Markets rising robustly. This resulted from the early positioning of the balance sheet in anticipation of decisions by central banks to maintain a low base rate environment. Net interest income also benefited from a reduction in the cost of funding trading activities as interest rates fell. Conversely, the Personal Financial Services and Commercial Banking businesses and payments and cash management were adversely affected by continued margin compression following interest rate reductions in late 2008 and early 2009.
Excluding one-off gains and movements in fair value of own debt, underlying profit grew by US$3.0 billion or 83 per cent.
     Mortgage balances increased as HSBC gained market share in the UK through the success of a new Rate Matcher mortgage promotion and other campaigns launched in line with its secured lending growth strategy. In 2009, the UK bank more than met its commitment to make £15 billion (US$24.7 billion) of new mortgage lending available to borrowers. In Commercial Banking, net lending fell compared with 2008 as a result of muted customer demand. Utilisation of committed overdraft facilities provided by HSBC in the UK to commercial customers was only 40 per cent at the end of 2009, illustrating the potential availability of credit when customer demand resumes. Across most businesses, asset balances declined reflecting reduced customer demand for credit, increased debt issuance as the bond markets reopened in 2009 and HSBC’s diminished appetite for unsecured lending in Europe. Asset spreads widened, most notably in the UK and Turkey, as funding costs fell in the low interest rate environment and market pricing of corporate lending increased.
     Throughout 2009, HSBC worked to retain and build on the personal and commercial banking deposit bases gained in the last quarter of 2008 in the face of fierce competition and the narrowing of spreads across the region following interest rate cuts.
     Net fee income fell by 4 per cent. The overall reduction in fees was a consequence of the part-disposal of the UK card merchant acquiring business to a joint venture in 2008 and lower insurance income following the closure of the consumer finance branch network in the UK and reduced sales of discontinued products. In Private Banking, lower equity brokerage commissions and reduced performance and management fees reflected subdued investor sentiment for risk and structured products; this, together with stock market declines, reduced the average value of funds under management during the year.
     HSBC generated higher underwriting fees than in 2008 from increased government and corporate debt issuances, and by taking market share in equity capital markets issues as corporates and financial institutions restructured their balance sheets by raising share capital. As part of its wealth management strategy, HSBC continued to grow the Premier customer base and successfully launched the World Selection fund in the UK which raised US$1.5 billion. In France, the Premier customer base grew by over 10 per cent as HSBC brand awareness increased.
     Trading income increased by 23 per cent to US$5.5 billion due to strong revenues across core businesses. Rates reported a significant increase in income driven by a growth in market share, higher client trading volumes and wider bid-offer spreads. Similarly, revenue in the Credit trading business also rose as credit prices improved and client activity increased with the return of liquidity to the market. Foreign exchange revenue fell, however, reflecting a combination of reduced customer volumes and relatively low market volatility when compared with the exceptional experience of 2008.
In 2009, the UK bank more than met its commitment to make £15 billion (US$24.7 billion) of new mortgage lending available to borrowers.
     Trading income also benefited from significantly lower write-downs on legacy positions in Credit trading, leveraged and acquisition financing and monoline exposures, and from the non-recurrence of a reported US$854 million loss in 2008 following the fraud at Madoff Securities. These benefits were partly offset by losses on structured liabilities as credit spreads narrowed (compared with gains in 2008) and a reduction in net interest income on trading activities. This was due to the decline in interest rates, which also contributed to the reduction in the cost of funding trading activities as reported in ‘Net interest income’. The tightening of credit spreads also led to a reduction in the carrying value of credit default swap transactions held as hedges in parts of the Global Banking portfolio. In 2008, gains were reported on these credit default swaps following widening credit spreads.
     A net expense of US$1.4 billion was incurred on financial instruments designated at fair value, compared with income in 2008. Gains on the fair value of assets held to meet liabilities under insurance and investment contracts were recognised as equity markets recovered from declines sustained in 2008. To the extent that these gains were attributed to policyholders holding either insurance contracts or investment contracts with DPF, there was a corresponding increase in net insurance claims incurred and movement in liabilities to policyholders.
     Gains less losses from financial investments were US$192 million lower than in 2008 due to the non-recurrence of certain disposals in that year, including MasterCard shares, private equity investments and the remaining stake in the Hermitage Fund.
     Net earned insurance premiums decreased by 12 per cent. In the UK demand for the insurance-linked Guaranteed Income Bond fell as HSBC offered more favourable rates on an alternative non-insurance deposit product, giving rise to a US$1.1 billion decrease in insurance premium income, with a corresponding decrease in ‘Net insurance claims incurred and movement in liabilities to policyholders’. Excluding the effect of a significant re-insurance transaction in 2008 which passed insurance premiums to a third-party reinsurer, net premiums in France increased despite a significant reduction in the distribution network following the disposal of the regional banks in July 2008.
     Other operating income increased by 45 per cent, mainly due to a US$576 million gain on the sale and leaseback of 8 Canada Square in London which was effected through the disposal of HSBC’s entire shareholding in the company which was the legal owner of the building and long leasehold interest in 8 Canada Square. In 2008, HSBC reported a gain of US$416 million representing the equity deposit on a previously negotiated sale of the building which ultimately did not complete. In addition, a change in mortality assumptions in France resulted in increased PVIF of long-term insurance business. The growth in revenue also reflected the non-recurrence of costs associated with the support of money market funds in the global asset management business in 2008. Offsetting this was the non-recurrence of a favourable embedded value adjustment following HSBC’s introduction of enhanced benefits to existing pension products in the UK in 2008, and lower gains on the sale and leaseback of branches.
     Net insurance claims incurred and movement in liabilities to policyholders increased by US$2.5 billion. The majority of the movement was due to the change in liabilities to policyholders reported above in ‘Financial instruments designated at fair value’, and the large one-off reinsurance transaction in France in 2008. In addition, an increase of US$310 million in claims reserving was required to reflect a higher incidence and severity of insurance claims in the UK motor underwriting business and a higher incidence of credit protection claims through the reinsurance business in Ireland. Risk mitigation measures implemented in 2009 included the decision to cease originations of UK motor insurance business. This was partly offset by the decrease in liabilities following reduced sales of the personal customer bond product offering noted above.
Utilisation of committed overdraft facilities to commercial customers in the UK only 40 per cent.
     Loan impairment charges and other credit risk provisions rose by 66 per cent to US$5.6 billion as the impact of weaker economic conditions across the region fed through to higher delinquency and default. In Global Banking and Markets, loan impairment charges and credit risk provisions increased, with the charges concentrated among a small number of clients in the financial and property sectors. The emergence in the year of cash flow impairment on certain asset-backed debt securities held within the available-for-sale portfolios added US$1.1 billion to the charge. Impairment booked on these exposures reflects mark-to-market losses which HSBC judges to be significantly in excess of the likely ultimate cash losses.
     In Commercial Banking, loan impairment charges rose by US$471 million, again reflecting the economic downturn. The commercial property portfolio in the UK declined during 2009, reflecting HSBC’s efforts to reduce risk in this sector. In the personal sector, deterioration was most evident in the unsecured portfolios as unemployment rose. As a result of past management action, unsecured lending remained a small proportion of HSBC’s personal lending portfolio, with the bulk of the portfolio secured in the form of residential mortgages. Despite some increase in losses in the residential sector, impairment charges as a percentage of total lending in this portfolio remained very low at 0.14 per cent.
     Operating expenses were held broadly in line with 2008. Excluding an accounting gain of US$499 million following a change in the basis of delivering death-in-service, ill health and early retirement benefits for some UK employees, operating expenses increased slightly despite efficiency benefits as higher performance-related awards were made to reflect Global Banking and

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Europe > 2009 / 2008

Markets’ exceptional revenue and profit growth in selective businesses.
     In Personal Financial Services and Commercial Banking businesses, operational cost savings reflected HSBC’s leverage of its global technology platforms and processes to reduce costs and improve customer experience, complemented by tight control over discretionary expenditure and a reduction in staff numbers. Payroll savings and lower Financial Services Compensation Scheme costs were partly offset by an increase in rental costs following the sale and leaseback of properties and higher regular defined benefit pension charges. In Europe, full time equivalent staff numbers fell by some 6,000 during the year.
2008 compared with 2007
Economic briefing
In the UK, growth in GDP decelerated markedly in 2008 to 0.7 per cent from 3 per cent in 2007, with a technical recession of two successive quarterly contractions in GDP confirmed during the second half of the year. Weakness proved widespread across most of the economy, prompting a sharp deterioration in labour market conditions as unemployment hit a nine-year high of 6.1 per cent in November 2008. CPI inflation reached a decade-long high of 5.2 per cent in September 2008 before falling back to 3.1 per cent by the year-end, still some way above the Bank of England’s 2 per cent target. House prices continued to fall throughout the year and housing activity decreased sharply. The Bank of England reduced interest rates by 350 basis points during 2008, to finish the year at 2 per cent, as policymakers sought to mitigate the worst effects of the economic slowdown.
     The expansion of the eurozone economy slowed sharply in 2008, with GDP growth of 0.7 per cent following a 2.6 per cent expansion in 2007. As in the UK, conditions deteriorated markedly as the year progressed and three successive quarterly declines in GDP were recorded during 2008, confirming that the economy had entered a period of recession. Consumer spending growth proved subdued following the sharp rise in oil prices during the first of half of 2008 and a progressive increase in the unemployment rate towards the year-end. Inflation remained a concern for much of 2008, hitting a peak of 4 per cent in July before falling rapidly to 1.6 per cent in December. The European Central Bank, having initially raised interest rates by 25 basis points in July, cut them by 175 basis points to finish the year at 2.5 per cent.

Reconciliation of reported and underlying profit before tax

	2008 compared with 2007
		2007		2007
	2007	adjustments		at 2008	2008	Under-	2008	Re-	Under-
	as	& dilution	Currency	exchange	adjust-	lying	as	ported	lying
	reported	gains [10]	translation [11]	rates [17]	ments [10]	change	reported	change [13]	change [13]
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	7,746	(390)	(224)	7,132	219	2,345	9,696	25	33
Net fee income	8,431	(134)	(244)	8,053	15	(576)	7,492	(11)	(7)
Changes in fair value[14]	1,294	(1,294)	–	–	3,118	–	3,118	141
Gains on disposal of French regional banks	–	–	–	–	2,445	–	2,445
Other income[15]	10,096	(121)	(321)	9,654	562	(2,288)	7,928	(21)	(24)

Net operating income[16]	27,567	(1,939)	(789)	24,839	6,359	(519)	30,679	11	(2)

Loan impairment charges and other credit risk provisions	(2,542)	30	152	(2,360)	(6)	(1,388)	(3,754)	(48)	(59)

Net operating income	25,025	(1,909)	(637)	22,479	6,353	(1,907)	26,925	8	(8)

Operating expenses	(16,525)	416	531	(15,578)	(88)	(406)	(16,072)	3	(3)

Operating profit	8,500	(1,493)	(106)	6,901	6,265	(2,313)	10,853	28	(34)

Income from associates	95	(12)	14	97	–	(81)	16	(83)	(84)

Profit before tax	8,595	(1,505)	(92)	6,998	6,265	(2,394)	10,869	26	(34)

For footnotes, see page 149.

Review of business performance
HSBC’s European operations reported a pre-tax profit of US$10.9 billion, compared with US$8.6 billion in 2007, an increase of 26 per cent.
     These results included gains of US$2.4 billion on the disposal of seven regional banks in France in July 2008, and of US$425 million on the sale of the card acquiring business in the UK to a joint venture with Global Payments, Inc. in June 2008. Excluding these disposals and, in 2007, the acquisition of HSBC Assurances and the disposal of Hamilton Insurance Company Limited and Hamilton Life Assurance Company Limited and substantial fair value gains on own debt, underlying pre-tax profits fell by 34 per cent. This primarily reflected a sharp decline in Global Banking and Markets’ revenues, which was mainly attributable to the deterioration in credit markets, the continuing illiquidity in asset-backed securities markets which led to further write-downs, and a US$854 million charge within the equities business following the alleged fraud at Madoff Securities. Personal Financial Services and Private Banking delivered underlying growth.
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
     Falling confidence in the UK banking sector necessitated government intervention in a number of competitor banks. HSBC experienced a strong increase in customer numbers, with corresponding growth in liability balances as the market turmoil intensified. The volume benefit was partially offset by narrowing deposit spreads, as base rates were cut in the UK, and increased funding costs, principally for trading activities, in France. Higher net interest income from the expansion of credit card lending and commercial loan portfolio growth in the small and mid-market customer segments in Turkey was partially offset by narrower spreads following credit card interest rate cap reductions by the central bank.
     Net fee income fell by 7 per cent, with lower fees from mergers and acquisitions and equity capital markets due to origination and execution difficulties, coupled with a rise in brokerage expenses in line with increased trading activity in France. Lower performance and management fees in the UK and France, as the value of funds under management reduced, reflected the decline in global equity markets. Increased customer acquisition partly offset this, with higher fees derived from growth in packaged accounts and transaction volumes in France and credit card fees in Turkey.
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
     A rise in the Net expense from financial instruments designated at fair value was recorded as a result of a reduction in the value of assets held to meet liabilities under insurance and investment contracts. The reduction in fair value of assets held to meet liabilities under unit-linked insurance contracts is offset by a corresponding reduction in ‘Net insurance claims and liabilities to policyholders’.
     Gains less losses from financial investments of US$418 million were US$915 million lower than in 2007 as there were fewer disposal opportunities in 2008 and the significant realisations from equity investments in the UK and France in 2007 did not recur. Gains mainly reflected the sale of MasterCard shares in 2008.
     Net earned insurance premiums increased by 22 per cent, largely due to growth in the Guaranteed Income Bond launched in June 2007 and the introduction of enhanced death benefits to certain pension products in the UK. In France, HSBC Assurances performed well in a declining market, as the launch of new guaranteed rate products

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Europe > 2008 / Profit/(loss) before tax by customer group contributed to 3 per cent growth in gross earned premiums. However, net earned insurance premiums fell following a significant reinsurance transaction undertaken in the first half of 2008.
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
     Loan impairment charges and credit risk provisions rose by 59 per cent to US$3.8 billion; in the UK, primarily in Global Banking and Markets. The deteriorating credit environment resulted in a rise in loan impairment charges, largely reflecting an exposure to a single European property company, and additional credit risk provisions on debt securities held within the Group’s available-for-sale portfolio, mainly in Solitaire Funding Limited (‘Solitaire’), a special purpose entity managed by HSBC. A modest improvement in the UK personal finance sector reflected the non-recurrence of a change in the methodology in the consumer finance business which resulted in a higher charge in 2007. Excluding this factor, delinquency rates in cards were marginally higher and there was a rise in impairments in the consumer finance business driven by worsening economic conditions and credit quality deterioration, partly offset by action taken to mitigate risk through the continued application of strict lending criteria and the sale of non-core credit card portfolios.
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

Analysis by customer group and global business
Profit/(loss) before tax

	2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	5,413	2,739	4,367	949	(525)	(675)	12,268

Net fee income	1,949	1,679	1,670	883	86	–	6,267

Trading income excluding net interest income	34	3	2,267	175	382	–	2,861
Net interest income/(expense) on trading activities	(1)	17	1,869	23	15	675	2,598

Net trading income[42]	33	20	4,136	198	397	675	5,459

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(2,746)	–	(2,746)
Net income/(expense) from other financial instruments designated at fair value	1,012	133	375	–	(199)	–	1,321

Net income/(expense) from financial instruments designated at fair value	1,012	133	375	–	(2,945)	–	(1,425)
Gains less losses from financial investments	20	2	25	5	(2)	–	50
Dividend income	2	1	26	3	(3)	–	29
Net earned insurance premiums	3,975	253	(2)	–	(3)	–	4,223
Other operating income	182	373	670	28	914	95	2,262

Total operating income/ (expense)	12,586	5,200	11,267	2,066	(2,081)	95	29,133

Net insurance claims[43]	(5,221)	(365)	–	–	(3)	–	(5,589)

Net operating income/ (expense)[16]	7,365	4,835	11,267	2,066	(2,084)	95	23,544

Loan impairment charges and other credit risk provisions	(1,992)	(1,267)	(2,277)	(29)	(3)	–	(5,568)

Net operating income/ (expense)	5,373	3,568	8,990	2,037	(2,087)	95	17,976

Total operating expenses	(5,062)	(2,294)	(4,447)	(1,183)	(907)	(95)	(13,988)

Operating profit/(loss)	311	1,274	4,543	854	(2,994)	–	3,988

Share of profit in associates and joint ventures	1	18	2	–	–	–	21

Profit/(loss) before tax	312	1,292	4,545	854	(2,994)	–	4,009

	%	%	%	%	%		%
Share of HSBC’s profit before tax	4.4	18.3	64.2	12.1	(42.3)		56.7
Cost efficiency ratio	68.7	47.4	39.5	57.3	(43.5)		59.4

Balance sheet data[41]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	147,760	89,084	176,123	25,541	973		439,481
Total assets	208,669	111,874	981,831	76,871	84,010	(194,655)	1,268,600
Customer accounts	165,161	102,249	169,390	58,213	6		495,019
For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Europe > Profit/(loss) before tax by customer group

Profit/(loss) before tax (continued)

	2008
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	6,464	3,435	3,488	1,046	(459)	(4,278)	9,696

Net fee income	2,612	2,025	1,763	1,020	72	–	7,492

Trading income/(expense) excluding net interest income	47	71	1,513	198	(138)	–	1,691
Net interest income/(expense) on trading activities	–	12	(655)	14	17	4,278	3,666

Net trading income/(expense)[42]	47	83	858	212	(121)	4,278	5,357

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	2,939	–	2,939
Net income/(expense) from other financial instruments designated at fair value	(1,634)	(214)	(611)	–	633	–	(1,826)

Net income/(expense) from financial instruments designated at fair value	(1,634)	(214)	(611)	–	3,572	–	1,113
Gains less losses from financial investments	281	132	(30)	62	(27)	–	418
Dividend income	35	74	25	5	(9)	–	130
Net earned insurance premiums	4,927	391	–	–	(19)	–	5,299
Gains on disposal of French regional banks	–	–	–	–	2,445	–	2,445
Other operating income	230	620	398	16	832	–	2,096

Total operating income	12,962	6,546	5,891	2,361	6,286	–	34,046

Net insurance claims[43]	(3,224)	(143)	–	–	–	–	(3,367)

Net operating income[16]	9,738	6,403	5,891	2,361	6,286	–	30,679

Loan impairment charges and other credit risk provisions	(1,971)	(867)	(875)	(38)	(3)	–	(3,754)

Net operating income	7,767	5,536	5,016	2,323	6,283	–	26,925

Total operating expenses	(6,107)	(2,830)	(4,823)	(1,325)	(987)	–	(16,072)

Operating profit	1,660	2,706	193	998	5,296	–	10,853

Share of profit/(loss) in associates and joint ventures	(2)	16	2	–	–	–	16

Profit before tax	1,658	2,722	195	998	5,296	–	10,869

	%	%	%	%	%		%
Share of HSBC’s profit before tax	17.8	29.2	2.1	10.7	56.9		116.7
Cost efficiency ratio	62.7	44.2	81.9	56.1	15.7		52.4

Balance sheet data[41]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	126,909	87,245	185,818	25,722	497		426,191
Total assets	171,962	107,495	1,180,759	84,485	64,423	(217,075)	1,392,049
Customer accounts	145,411	91,188	199,687	66,007	183		502,476
For footnotes, see page 149.

	2007
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	6,604	3,419	1,361	793	86	(4,517)	7,746

Net fee income/(expense)	3,060	2,194	2,316	1,032	(171)	–	8,431

Trading income excluding net interest income	60	36	2,657	161	89	–	3,003

Net interest income/(expense) on trading activities	(7)	30	(610)	9	1	4,517	3,940

Net trading income[42]	53	66	2,047	170	90	4,517	6,943

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	1,059	–	1,059
Net income/(expense) from other financial instruments designated at fair value	126	31	(185)	–	195	–	167

Net income/(expense) from financial instruments designated at fair value	126	31	(185)	–	1,254	–	1,226

Gains less losses from financial investments	50	36	1,100	115	25	–	1,326

Dividend income	1	4	155	7	4	–	171

Net earned insurance premiums	3,511	521	–	–	(22)	–	4,010

Other operating income/(expense)	54	(35)	853	8	301	12	1,193

Total operating income	13,459	6,236	7,647	2,125	1,567	12	31,046

Net insurance claims[43]	(3,214)	(265)	–	–	–	–	(3,479)

Net operating income[16]	10,245	5,971	7,647	2,125	1,567	12	27,567

Loan impairment (charges)/recoveries and other credit risk provisions	(2,044)	(515)	26	(4)	(5)	–	(2,542)

Net operating income	8,201	5,456	7,673	2,121	1,562	12	25,025

Total operating expenses	(6,635)	(2,941)	(5,150)	(1,208)	(579)	(12)	(16,525)

Operating profit	1,566	2,515	2,523	913	983	–	8,500

Share of profit in associates and joint ventures	15	1	4	2	73	–	95

Profit before tax	1,581	2,516	2,527	915	1,056	–	8,595

	%	%	%	%	%		%

Share of HSBC’s profit before tax	6.5	10.4	10.4	3.8	4.4		35.5
Cost efficiency ratio	64.8	49.3	67.3	56.8	36.9		59.9

Balance sheet data[41]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	151,687	106,846	163,066	30,195	481		452,275
Total assets	240,361	168,846	912,299	83,740	96,346	(245,372)	1,256,220
Customer accounts	178,757	99,704	163,713	62,055	725		504,954
For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Hong Kong > 2009

Hong Kong
Profit/(loss) before tax by customer group and global business

	2009	2008	2007
	US$m	US$m	US$m
Personal Financial Services	2,728	3,428	4,212
Commercial Banking	956	1,315	1,619
Global Banking and Markets	1,507	1,436	1,578
Private Banking	197	237	305
Other	(359)	(955)	(375)

	5,029	5,461	7,339

Profit before tax

	2009	2008	2007
	US$m	US$m	US$m

Net interest income	4,195	5,698	5,483

Net fee income	2,669	2,580	3,362

Net trading income	1,225	1,193	1,242

Changes in fair value of long-term debt issued and related derivatives	(3)	3	2
Net income/(expense) from other financial instruments designated at fair value	788	(1,194)	674

Net income/(expense) from financial instruments designated at fair value	785	(1,191)	676
Gains less losses from financial investments	9	(309)	94
Dividend income	28	41	31
Net earned insurance premiums	3,674	3,247	2,797
Other operating income	1,274	817	845

Total operating income	13,859	12,076	14,530

Net insurance claims incurred and movement in liabilities to policyholders	(4,392)	(1,922)	(3,208)

Net operating income before loan impairment charges and other credit risk provisions	9,467	10,154	11,322

Loan impairment charges and other credit risk provisions	(500)	(765)	(231)

Net operating income	8,967	9,389	11,091

Total operating expenses	(3,946)	(3,943)	(3,780)

Operating profit	5,021	5,446	7,311

Share of profit in associates and joint ventures	8	15	28

Profit before tax	5,029	5,461	7,339

	%	%	%

Share of HSBC’s profit before tax	71.0	58.7	30.3
Cost efficiency ratio	41.7	38.8	33.4

Year-end staff numbers (full-time equivalent)	27,614	29,330	27,655

Balance sheet data[41]

	At 31 December
	2009	2008	2007
	US$m	US$m	US$m

Loans and advances to customers (net)	99,381	100,220	89,638
Loans and advances to banks (net)	36,197	29,646	63,737
Trading assets, financial assets designated at fair value, and financial investments	154,418	122,602	102,180
Total assets	399,243	414,484	359,386
Deposits by banks	6,023	11,769	6,420
Customer accounts	275,441	250,517	234,488
For footnote, see page 149.
All commentaries on Hong Kong are on an underlying basis unless stated otherwise.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HSBC Holdings plc
By:
	Name:	Douglas J Flint
	Title:	Chief Financial Officer, Executive Director, Risk and Regulation

Dated: 15 March 2009

2009 compared with 2008
Economic briefing
The performance of the Hong Kong economy proved variable during the course of 2009, with a robust recovery developing after a sharp contraction was recorded during the first quarter of the year. GDP in 2009 fell by 2.7 per cent after growth of 2.1 per cent in 2008. Unemployment rose during the first half of 2009, before falling slightly to end the year at 4.9 per cent, a figure still well below the average of the past 10 years. The CPI profile proved volatile during the course of the year, turning negative between June and August before rising to 1.3 per cent by December 2009, although these movements largely reflected the trends of food and energy prices. The Hong Kong Monetary Authority held the base rates steady at 0.5 per cent throughout the course of the year. Asset price performance proved unusually volatile as the Hang Seng Index recovered strongly from a weak start to 2009 to record a 52 per cent increase during the year.

Reconciliation of reported and underlying profit before tax

	2009 compared with 2008
				2008
	2008	2008		at 2009	2009	Under-	2009	Re-	Under-
	as	adjust-	Currency	exchange	adjust-	lying	as	ported	lying
	reported	ments [10]	translation [11]	rates [12]	ments [10]	change	reported	change [13]	change [13]
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	5,698	–	21	5,719	–	(1,524)	4,195	(26)	(27)

Net fee income	2,580	–	10	2,590	–	79	2,669	3	3

Changes in fair value[14]	5	(5)	–	–	(1)	–	(1)	(120)

Other income[15]	1,871	–	7	1,878	–	726	2,604	39	39

Net operating income[16]	10,154	(5)	38	10,187	(1)	(719)	9,467	(7)	(7)

Loan impairment charges and other credit risk provisions	(765)	–	(2)	(767)	–	267	(500)	35	35

Net operating income	9,389	(5)	36	9,420	(1)	(452)	8,967	(4)	(5)

Operating expenses	(3,943)	–	(16)	(3,959)	–	13	(3,946)	–	–

Operating profit	5,446	(5)	20	5,461	(1)	(439)	5,021	(8)	(8)

Income from associates	15	–	–	15	–	(7)	8	(47)	(47)

Profit before tax	5,461	(5)	20	5,476	(1)	(446)	5,029	(8)	(8)

For footnotes, see page 149.

Review of business performance
HSBC’s operations in Hong Kong reported pre-tax profits of US$5.0 billion compared with US$5.5 billion in 2008, an 8 per cent decline on both a reported and an underlying basis.
     The decrease in profits came from lower revenue, which resulted from compressed deposit spreads in a near-zero interest rate environment. This loss of revenue was partly offset by significantly lower loan impairment charges and other credit risk provisions during 2009, and a recovery in trade activity triggered by an improvement in regional economic conditions in the second half of the year.
     Despite continuing economic challenges, performance remained robust, and was underpinned by HSBC’s market-leading share in deposits, residential mortgages, cards and insurance. In particular, HSBC consolidated its position as Hong Kong’s leading bancassurer, growing the value of new life insurance business by 38 per cent. In residential mortgages, business growth was combined with conservative loan-to-value ratios on new business.
     Net interest income declined by 27 per cent to US$4.2 billion, driven by significant deposit spread compression as HIBOR and LIBOR remained low throughout 2009. Selective repricing of customer loans helped to mitigate the impact of lower rates on lending spreads and the continued increase in customer account balances has positioned HSBC to benefit from economic recovery and a resulting widening of deposit spreads.
     Average customer lending balances remained broadly in line with 2008, as lower Commercial Banking balances, which reflected the reduction in exports in the first half of 2009, were broadly offset by higher lending in Personal Financial Services and Global Banking and Markets. As the regional economy rebounded, trade volumes and Commercial

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Hong Kong > 2009 / 2008

Banking lending activity increased in the second half of the year. Throughout this challenging period for trade, HSBC continued to support local business through its HK$20 billion (US$2.6 billion) global loan fund for smaller businesses. These facilities were fully utilised by over 8,600 companies at 31 December 2009.
     As residential property prices increased, personal lending volumes rose, and HSBC consolidated its mortgage market share by originating significant volumes of new mortgages. HSBC led this market with a 38 per cent share of new loan drawdowns with an average loan-to-value ratio of 58 per cent on new business. Asset spreads improved as a result of selective risk-based repricing, notably in cards, while funding costs fell in the low interest rate environment.
Pre-tax profit declined by 8 per cent to US$5.0 billion as deposit spreads compressed in the near-zero interest rate environment.
     HSBC continued to increase market share in savings and deposit accounts, and balances grew following a series of deposit acquisition campaigns. In Personal Financial Services, customer account balances rose by 15 per cent and Premier customer numbers grew to over 380,000. Strong growth in Commercial Banking was driven by a rise in customer numbers, also supported by a series of deposit acquisition campaigns and increased liquidity in the region.
     Overall, deposit balances grew by 10 per cent. Liability spreads remained under severe pressure throughout 2009, however.
     Net fee income increased by 3 per cent with an increase in IPO underwriting fees in the second half of the year, triggered by improved investor sentiment and a recovery in equity markets. Personal Financial Services customers’ preference for deposit products rather than equity-linked products in the first half of the year reversed as equity markets recovered in the second half of 2009, resulting in a recovery in revenue generated from unit trusts, wealth management, custody and other investment products. Similarly, the increase in trade flows in the second half of 2009 affected trade-related fee income in Commercial Banking.
     Trading income increased by 2 per cent, primarily due to increased volumes of bond trading and wider margins on market making activities. The non-recurrence of US$0.2 billion of write-downs on a legacy monoline exposure also contributed to the rise. Foreign exchange trading revenue decreased from the exceptional results reported in 2008, reflecting the lower market volatility and a decline in customer volumes. Interest on trading assets declined due to a reduced holding of trading debt securities.
     Income of US$0.8 billion was generated from financial instruments designated at fair value, compared with an expense of US$1.2 billion in 2008. The positive movement in fair value was primarily driven by equity market-related gains in unit-linked insurance products. To the extent that these gains were attributed to policyholders, there was a corresponding increase in net insurance claims incurred and movement in liabilities to policyholders.
     Net earned premiums increased by 13 per cent to US$3.7 billion due to strong sales of both existing and new products, including a life insurance product designed for high net worth individuals, all of which contributed to a rise in market share. The proportion of regular premium policies grew and sales of investment-linked insurance products began to improve in the second half of the year. HSBC retained its market leadership position in the regular-premium individual-life new business. The growth in insurance business also resulted in higher net insurance claims incurred and movement in liabilities to policyholders.
     Gains less losses from financial investments moved from a loss of US$310 million to a net gain of US$9 million, mainly due to the non-recurrence of impairments against available-for-sale equity investments following declines in market valuations in 2008. The loss recognised in 2008 on the equity investments concerned was partially recovered in 2009 but this gain was reflected in reserves rather than reversing through the income statement.
     Other operating income of US$1.3 billion was 55 per cent higher than in 2008, reflecting a positive movement in PVIF driven largely by an increase in insurance sales to new customers. A gain of US$110 million was recognised in respect of the disposal of a property in Hong Kong.
     Loan impairment charges and other credit risk provisions fell by 35 per cent to US$0.5 billion, as the credit environment was more stable in 2009 following deterioration in the second half of 2008. The high level of credit risk provisions and loan impairment charges taken in 2008 against financial institutions and export-led customers moderated in 2009 as credit conditions recovered and international trade volumes improved.

     A rise in unemployment and in bankruptcy petitions led to increased impairment charges against unsecured lending in Personal Financial Services, though bankruptcy levels improved in the second half of the year. Property prices increased during 2009 and mortgage lending remained well secured with conservative loan-to-value ratios and origination subject to tight internal and regulatory guidelines.
     Operating expenditure was held in line with 2008 as higher staff costs were offset by lower general and administrative costs. The increase in staff costs, driven by higher performance-related pay, was partly offset by reduced staff numbers. Non-staff costs fell as marketing expenditure was reduced and operational efficiencies improved as a result of the increased use of direct channels.
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
     Customer lending volumes were 11 per cent higher, due in part to an 11 per cent rise in mortgage balances. Lending margins narrowed, however, due to interest rate cuts, particularly affecting mortgage lending and other loans linked to HIBOR. Balances outstanding on credit cards rose, driven by increased cardholder spending, and spreads on this business increased due to lower funding costs. Nearly one million new cards were issued in the year, bringing the total cards in circulation to 5.3 million. Volumes of trade finance grew strongly, driven by demand from corporates with international trade requirements, and commercial lending balances rose, particularly during the first half of the year.
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
     The net loss of US$1.2 billion on financial instruments designated at fair value compared with income of US$676 million in 2007. The loss reflected a decline in the value of assets linked to the insurance business. To a large extent, these losses are attributable to policyholders, with an equivalent reduction in net insurance claims and movement in liabilities to policyholders. While the decline in the value of assets which relate to unit-linked products is

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Hong Kong > 2008 / Profit(loss) before tax by customer group allocated to policyholders in full, the portion of decline in the value passed on to clients who have products with discretionary participation features and guarantees may be restricted.
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

Reconciliation of reported and underlying profit before tax

	2008 compared with 2007
		2007		2007
	2007	adjustments		at 2008	2008		Under-	2008	Re-	Under-
	as	and dilution	Currency	exchange	adjust-		lying	as	ported	lying
	reported	gains [10]	translation [11]	rates [17]	ments	[10]	change	reported	change [13]	change [13]
Hong Kong	US$m	US$m	US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	5,483	–	15	5,498	–		200	5,698	4	4
Net fee income	3,362	–	9	3,371	–		(791)	2,580	(23)	(23)
Changes in fair value[14]	1	(1)	–	–	5		–	5	400
Other income[15]	2,476	(1)	3	2,478	–		(607)	1,871	(24)	(24)

Net operating income[16]	11,322	(2)	27	11,347	5		(1,198)	10,154	(10)	(11)

Loan impairment charges and other credit risk provisions	(231)	1	(1)	(231)	–		(534)	(765)	(231)	(231)

Net operating income	11,091	(1)	26	11,116	5		(1,732)	9,389	(15)	(16)

Operating expenses	(3,780)	–	(9)	(3,789)	–		(154)	(3,943)	(4)	(4)

Operating profit	7,311	(1)	17	7,327	5		(1,886)	5,446	(26)	(26)

Income from associates	28	–	–	28	–		(13)	15	(46)	(46)

Profit before tax	7,339	(1)	17	7,355	5		(1,899)	5,461	(26)	(26)

For footnotes, see page 149.

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

Analysis by customer group and global business
Profit/(loss) before tax

	2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	2,577	938	1,150	212	(558)	(124)	4,195

Net fee income	1,410	530	563	125	41	–	2,669

Trading income/(expense) excluding net interest income	186	92	792	91	(93)	–	1,068
Net interest income on trading activities	3	–	16	–	14	124	157

Net trading income/(expense)[42]	189	92	808	91	(79)	124	1,225

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(3)	–	(3)
Net income/(expense) from other financial instruments designated at fair value	707	(46)	138	–	(11)	–	788

Net income/(expense) from financial instruments designated at fair value	707	(46)	138	–	(14)	–	785

Gains less losses from financial investments	80	18	(108)	–	19	–	9

Dividend income	1	1	10	–	16	–	28

Net earned insurance premiums	3,161	500	13	–	–	–	3,674

Other operating income	346	64	59	10	1,062	(267)	1,274

Total operating income	8,471	2,097	2,633	438	487	(267)	13,859

Net insurance claims[43]	(3,979)	(404)	(9)	–	–	–	(4,392)

Net operating income[16]	4,492	1,693	2,624	438	487	(267)	9,467

Loan impairment (charges)/ recoveries and other credit risk provisions	(203)	(168)	(131)	1	1	–	(500)

Net operating income	4,289	1,525	2,493	439	488	(267)	8,967

Total operating expenses	(1,566)	(570)	(987)	(242)	(848)	267	(3,946)

Operating profit/(loss)	2,723	955	1,506	197	(360)	–	5,021

Share of profit in associates and joint ventures	5	1	1	–	1	–	8

Profit/(loss) before tax	2,728	956	1,507	197	(359)	–	5,029

	%	%	%	%	%		%

Share of HSBC’s profit before tax	38.5	13.5	21.3	2.8	(5.1)		71.0
Cost efficiency ratio	34.9	33.7	37.6	55.3	174.1		41.7

Balance sheet data[41]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	43,869	28,217	21,991	3,361	1,943		99,381
Total assets	83,497	34,743	217,146	20,353	52,508	(9,004)	399,243
Customer accounts	166,445	62,146	26,650	19,474	726		275,441
For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Hong Kong > Profit/(loss) before tax by customer group

Analysis by customer group and global business (continued)
Profit/(loss) before tax (continued)

	2008
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	3,381	1,498	1,524	214	(669)	(250)	5,698

Net fee income	1,441	548	414	163	14	–	2,580

Trading income excluding net interest income	143	79	483	120	30	–	855
Net interest income/(expense) on trading activities	11	1	244	–	(168)	250	338

Net trading income/(expense)[42]	154	80	727	120	(138)	250	1,193

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	3	–	3
Net income/(expense) from other financial instruments designated at fair value	(1,291)	(10)	39	–	68	–	(1,194)

Net income/(expense) from financial instruments designated at fair value	(1,291)	(10)	39	–	71	–	(1,191)

Gains less losses from financial investments	156	32	(109)	–	(388)	–	(309)

Dividend income	3	2	17	–	19	–	41

Net earned insurance premiums	3,047	181	17	–	2	–	3,247

Other operating income	132	38	101	8	906	(368)	817

Total operating income	7,023	2,369	2,730	505	(183)	(368)	12,076

Net insurance claims[43]	(1,773)	(136)	(11)	–	(2)	–	(1,922)

Net operating income[16]	5,250	2,233	2,719	505	(185)	(368)	10,154

Loan impairment (charges)/ recoveries and other credit risk provisions	(134)	(335)	(284)	(13)	1	–	(765)

Net operating income/(expense)	5,116	1,898	2,435	492	(184)	(368)	9,389

Total operating expenses	(1,691)	(584)	(1,000)	(255)	(781)	368	(3,943)

Operating profit/(loss)	3,425	1,314	1,435	237	(965)	–	5,446

Share of profit in associates and joint ventures	3	1	1	–	10	–	15

Profit/(loss) before tax	3,428	1,315	1,436	237	(955)	–	5,461

	%	%	%	%	%		%

Share of HSBC’s profit before tax	36.9	14.1	15.4	2.6	(10.3)		58.7
Cost efficiency ratio	32.2	26.2	36.8	50.5	(422.2)		38.8

Balance sheet data[41]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	41,447	30,331	23,042	3,605	1,795		100,220
Total assets	75,419	36,428	233,187	28,800	66,192	(25,542)	414,484
Customer accounts	145,002	54,869	30,866	19,416	364		250,517
For footnotes, see page 149.

	2007
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	3,342	1,540	986	70	(767)	312	5,483

Net fee income	1,973	526	682	179	2	–	3,362

Trading income excluding net interest income	188	63	553	280	186	–	1,270
Net interest income on trading activities	5	–	241	–	38	(312)	(28)

Net trading income[42]	193	63	794	280	224	(312)	1,242

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	2	–	2
Net income/(expense) from other financial instruments designated at fair value	820	(13)	7	–	(140)	–	674

Net income/(expense) from financial instruments designated at fair value	820	(13)	7	–	(138)	–	676

Gains less losses from financial investments	–	–	38	1	55	–	94

Dividend income	2	1	6	–	22	–	31

Net earned insurance premiums	2,654	130	13	–	–	–	2,797

Other operating income	153	28	114	6	881	(337)	845

Total operating income	9,137	2,275	2,640	536	279	(337)	14,530

Net insurance claims[43]	(3,116)	(82)	(10)	–	–	–	(3,208)

Net operating income[16]	6,021	2,193	2,630	536	279	(337)	11,322

Loan impairment charges and other credit risk provisions	(175)	(28)	(28)	–	–	–	(231)

Net operating income	5,846	2,165	2,602	536	279	(337)	11,091

Total operating expenses	(1,639)	(547)	(1,025)	(231)	(675)	337	(3,780)

Operating profit/(loss)	4,207	1,618	1,577	305	(396)	–	7,311

Share of profit in associates and joint ventures	5	1	1	–	21	–	28

Profit/(loss) before tax	4,212	1,619	1,578	305	(375)	–	7,339

	%	%	%	%	%		%

Share of HSBC’s profit before tax	17.4	6.7	6.5	1.3	(1.6)		30.3
Cost efficiency ratio	27.2	24.9	39.0	43.1	241.9		33.4

Balance sheet data[41]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	38,197	25,890	19,171	4,329	2,051		89,638
Total assets	66,002	32,059	218,293	17,484	53,227	(27,679)	359,386
Customer accounts	129,159	51,562	37,364	15,649	754		234,488
For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Rest of Asia-Pacific > 2009

Rest of Asia-Pacific27
Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m

2009
Australia	30	32	140	–	(4)	198
India	(219)	(41)	393	1	240	374
Indonesia	(24)	60	129	–	(11)	154
Japan	(79)	–	65	(4)	1	(17)
Mainland China	494	616	479	(7)	50	1,632

Associates	678	558	285	–	–	1,521
Other mainland China	(184)	58	194	(7)	50	111

Malaysia	88	53	140	–	5	286
Singapore	129	77	247	98	(9)	542
South Korea	(3)	(5)	342	–	25	359
Taiwan	(3)	65	96	–	2	160
Other	50	207	288	2	(35)	512

	463	1,064	2,319	90	264	4,200

2008
Australia	19	68	102	–	(13)	176
India	(155)	118	578	2	123	666
Indonesia	(22)	17	126	–	–	121
Japan	(88)	(1)	88	1	4	4
Mainland China	284	622	688	(5)	16	1,605

Associates	393	558	335	–	–	1,286
Other mainland China	(109)	64	353	(5)	16	319

Malaysia	94	96	171	–	8	369
Singapore	104	83	337	110	(37)	597
South Korea	(16)	(13)	304	–	38	313
Taiwan	(41)	45	179	–	(8)	175
Other	32	200	397	1	66	696

	211	1,235	2,970	109	197	4,722

2007
Australia	41	37	42	–	4	124
India	(70)	88	429	(1)	83	529
Indonesia	(7)	29	86	–	(4)	104
Japan	(34)	(3)	75	–	5	43
Mainland China	494	397	369	–	1,101	2,361

Associates	516	351	220	–	1,093	2,180
Other mainland China	(22)	46	149	–	8	181

Malaysia	81	90	146	–	13	330
Singapore	101	112	240	90	7	550
South Korea	(44)	(20)	159	–	28	123
Taiwan	(52)	27	144	–	4	123
Other	5	111	279	–	20	415

	515	868	1,969	89	1,261	4,702

For footnote see page 149.

Loans and advances to customers (net) by country

	At 31 December
	2009	2008	2007
	US$m	US$m	US$m

Australia	12,112	9,321	11,339
India	4,893	6,244	7,220
Indonesia	2,721	1,904	1,642
Japan	2,496	5,839	4,258
Mainland China	13,294	11,440	11,647
Malaysia	9,132	9,404	8,856
Singapore	14,817	13,441	11,505
South Korea	4,438	5,336	7,124
Taiwan	4,280	4,329	3,658
Other	11,860	13,403	12,996

	80,043	80,661	80,245

Customer accounts by country

	At 31 December
	2009	2008	2007
	US$m	US$m	US$m

Australia	12,093	9,201	11,418
India	11,676	9,767	12,021
Indonesia	5,014	2,896	2,574
Japan	4,914	6,204	4,657
Mainland China	21,867	19,171	14,537
Malaysia	12,809	11,963	11,701
Singapore	33,211	32,748	28,962
South Korea	4,162	4,383	5,760
Taiwan	9,891	9,689	9,426
Other	18,362	18,172	18,240

	133,999	124,194	119,296

2009 compared with 2008
Economic briefing
Growth in mainland China accelerated throughout the course of the year as the government’s fiscal stimulus package helped offset weak levels of demand within key export markets. Overall GDP growth totalled 8.7 per cent in 2009, down from 9.6 per cent in 2008, although on a quarterly basis the annual rate of growth rose to a very high 10.7 per cent in the final three months of the year. Industrial production also gathered momentum as the year progressed, while very strong levels of bank lending growth helped fixed asset investment expenditure to maintain a rapid pace of expansion throughout 2009. Consumer spending remained robust, with retail sales rising by 17.5 per cent in the year. The annual CPI rate was negative throughout much of 2009, largely reflecting the earlier movements in food and energy prices, before accelerating to 1.9 per cent in December 2009. The renminbi exchange rate was little changed against the US dollar throughout the course of the year.
     Economic conditions proved difficult in Japan during 2009, although some signs of stabilisation did emerge following an extremely weak start to the year. First quarter GDP fell by 3.2 per cent on a quarter-on-quarter basis, before gains of 1.3 per cent, zero and 1.1 per cent were recorded in the next three quarters, respectively. The unemployment rate rose from 4.3 per cent in December 2008 to a record high of 5.7 per cent in July 2009, before declining to finish the year at 5.1 per cent. The Bank of Japan introduced a range of initiatives in January 2009 with the intention of improving financing conditions across the corporate sector, while fiscal stimulus packages were also implemented.
     Elsewhere in Asia, most economies experienced a further year of uneven growth in 2009. Sharp economic contractions proved commonplace across the region during the early months of 2009 before economic recovery began, often helped by an aggressive loosening of both monetary and fiscal policy. Such trends were particularly evident in Singapore where, following a very weak start to 2009, a rapid rate of expansion was recorded during the second quarter, although GDP growth fell back into negative territory during the final months of the year. Growth proved much more stable in India, with GDP rising by 6.3 per cent in the first three

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Rest of Asia-Pacific > 2009

Profit before tax

	2009	2008	2007
Rest of Asia-Pacific[27]	US$m	US$m	US$m

Net interest income	3,539	3,937	3,049
Net fee income	1,557	1,867	1,775
Net trading income	1,606	2,042	1,346

Changes in fair value of long-term debt issued and related derivatives	(1)	1	1
Net income/(expense) from other financial instruments designated at fair value	111	(172)	110

Net income/(expense) from financial instruments designated at fair value	110	(171)	111
Gains less losses from financial investments	(19)	24	36
Gains arising from dilution of interests in associates	–	–	1,081
Dividend income	2	2	6
Net earned insurance premiums	365	197	226
Other operating income	1,238	1,055	781

Total operating income	8,398	8,953	8,411

Net insurance claims incurred and movement in liabilities to policyholders	(395)	28	(253)

Net operating income before loan impairment charges and other credit risk provisions	8,003	8,981	8,158

Loan impairment charges and other credit risk provisions	(896)	(852)	(561)

Net operating income	7,107	8,129	7,597

Total operating expenses	(4,450)	(4,704)	(3,991)

Operating profit	2,657	3,425	3,606

Share of profit in associates and joint ventures	1,543	1,297	1,096

Profit before tax	4,200	4,722	4,702

	%	%	%

Share of HSBC’s profit before tax	59.3	50.7	19.4
Cost efficiency ratio	55.6	52.4	48.9

Year-end staff numbers (full-time equivalent)	87,141	89,706	80,523
Balance sheet data41

	At 31 December
	2009	2008	2007
	US$m	US$m	US$m

Loans and advances to customers (net)	80,043	80,661	80,245
Loans and advances to banks (net)	35,648	28,665	32,373
Trading assets, financial assets designated at fair value, and financial investments	58,941	53,167	54,541
Total assets	222,139	225,573	208,195
Deposits by banks	8,075	12,688	15,100
Customer accounts	133,999	124,194	119,296
For footnotes, see page 149.
All commentaries on Rest of Asia-Pacific are on an underlying basis unless stated otherwise.

quarters of the fiscal year 2009/10 following a 5.7 per cent expansion in the same period in 2008/09, helped by an aggressive reduction in interest rates and a sharp increase in government expenditure. Although growth slowed in 2009 in Indonesia, the 4.5 per cent increase in GDP and the relative stability of growth left the country as one of the region’s better performers. Economic conditions proved very weak during the early months of 2009 in Malaysia as first quarter GDP fell by 6.2 per cent on the same period in 2008, but a strong recovery, helped by an improvement in regional trade activity and a domestic stimulus package, placed fourth quarter GDP some 4.5 per cent above the comparable figure from a year earlier. A recovery in both exports and domestic demand helped the South Korean economy to record a strong recovery from a very weak start to 2009, with GDP increasing slightly by 0.2 per cent for the full year, following a 2.2 per cent increase during 2008. Increased public expenditure helped the Philippines economy to return to growth following a weak start to 2009, with full year growth of 0.9 per cent being recorded, down from 3.8 per cent in 2008. Taiwan’s economy proved particularly vulnerable to the sharp fall in global trade activity during the early months of 2009, although the year-on-year rate of decline in GDP moderated as 2009 progressed, thanks in part to a recovery in consumer expenditure around the middle of the year. A substantial fiscal stimulus package in Vietnam contributed to improved growth momentum during the first half of 2009, although concerns over the deterioration in the trade position led to a devaluation of the currency and a tightening of monetary policy during the final weeks of the year. Full year 2009 GDP growth slowed slightly to 5.3 per cent from 6.2 per cent in 2008.

Reconciliation of reported and underlying profit before tax

	2009 compared with 2008
				2008
	2008	2008		at 2009	2009	Under-	2009	Re-	Under-
	as	adjust-	Currency	exchange	adjust-	lying	as	ported	lying
	reported	ments [10]	translation [11]	rates [12]	ments [10]	change	reported	change [13]	change [13]
Rest of Asia-Pacific[27]	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	3,937	–	(165)	3,772	53	(286)	3,539	(10)	(8)
Net fee income	1,867	–	(80)	1,787	6	(236)	1,557	(17)	(13)
Changes in fair value[14]	3	(3)	–	–	(3)	–	(3)	(200)
Other income[15]	3,174	–	(205)	2,969	18	(77)	2,910	(8)	(3)

Net operating income[16]	8,981	(3)	(450)	8,528	74	(599)	8,003	(11)	(7)

Loan impairment charges and other credit risk provisions	(852)	–	31	(821)	–	(75)	(896)	(5)	(9)

Net operating income	8,129	(3)	(419)	7,707	74	(674)	7,107	(13)	(9)

Operating expenses	(4,704)	–	208	(4,496)	(31)	77	(4,450)	5	2

Operating profit	3,425	(3)	(211)	3,211	43	(597)	2,657	(22)	(19)

Income from associates	1,297	–	27	1,324	–	219	1,543	19	17

Profit before tax	4,722	(3)	(184)	4,535	43	(378)	4,200	(11)	(8)

For footnotes, see page 149.

Review of business performance
HSBC’s operations in the Rest of Asia-Pacific region reported a pre-tax profit of US$4.2 billion compared with US$4.7 billion in 2008, a decline of 11 per cent or 8 per cent on an underlying basis. The decline in regional performance was primarily attributable to the challenging economic conditions which resulted in deposit spread compression, lower fee income and credit quality deterioration.
     During 2009, HSBC continued to build its presence in the region through organic growth, the acquisition of Bank Ekonomi, and strategic investments. The purchase of Bank Ekonomi nearly doubled HSBC’s presence in Indonesia to over 200 outlets in 27 cities. HSBC became the first foreign bank to incorporate locally in Vietnam in January 2009, creating the opportunity to widen the product range and increase distribution channels to customers. The integration of IL&FS Investsmart, subsequently rebranded to HSBC InvestDirect, has strengthened HSBC’s network in India, allowing it to offer wealth management products through over
200 additional outlets. Building the Group’s mainland China business and renminbi capabilities continued to be a key focus, as demonstrated by the opening of onshore renminbi accounts in mainland China and the launch of renminbi trade settlement in seven ASEAN countries. 19 new HSBC branded outlets were opened in mainland China in 2009, as well as eight additional rural bank outlets and four new Hang Seng Bank branches, consolidating HSBC’s position as the leading foreign bank in the country. HSBC also launched a new jointly-owned life insurance company in mainland China, and announced the intention to establish a new cards joint venture with Bank of Communications to which over 11 million cards in force will be transferred. In insurance, HSBC expanded its regional coverage and increased its stake in Bao Viet in January 2010, allowing it to extend its position in the Vietnamese market.
     Net interest income declined by 8 per cent to US$3.5 billion, driven by deposit spread compression in the low interest rate environment and a decline in lending balances. This was partly offset

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Rest of Asia-Pacific > 2009 / 2008

by asset repricing, particularly in Commercial Banking.
     Average lending balances fell in Global Banking and Markets and Commercial Banking as a result of lower demand for financing as international trade volumes declined, especially in the first half of the year. Growth returned in the second half of the year as the volume of trade activity improved.
     Customer deposits grew compared with 2008. Personal Financial Services continued to successfully attract deposits and the acquisition of Premier customers was strong with the region growing customer numbers by 35 per cent to over 580,000. Payments and cash management was adversely affected by the low interest rate environment.
     Net fee income was 13 per cent lower than in 2008, driven by a decline in income from funds under management and global custody. Fees from funds under management in Singapore, Japan and Taiwan declined as a result of weak investor sentiment and lower fee margins as customers moved away from equity investment products though, in the latter part of the year, an improvement in equity markets drove a recovery in investment-related fee income. In India, tightened credit criteria resulted in lower fees from the card business. By contrast, trade services and cash management increased in a number of countries, and the Group took various steps to capture cross-border business and continued to benefit from its international business reach. Significant cross-border referral growth was seen in Greater China where numbers rose compared with 2008.
     Net trading income declined by 16 per cent, as the fall in interest rates reduced net interest income from trading activities. Foreign exchange and Rates trading income also declined across the region, reflecting relatively low market volatility, though Credit trading performance was strong, particularly in mainland China, Japan and Singapore. In mainland China, the decline in Rates income resulted from losses on bond positions following an upward shift in yields. However, in South Korea, revenue increased as opportunities arose from market-making and client hedging activities.
     Net income from financial instruments designated at fair value of US$110 million was recorded compared with a net expense of US$171 million in 2008. This was primarily attributable to equity market-related gains on unit-linked insurance products and was largely offset by a corresponding increase in liabilities to policyholders reflected in net insurance claims incurred and movement in liabilities to policyholders.
     Net earned insurance premiums increased by 91 per cent to US$365 million. Sales growth was particularly strong in Singapore following the launch of new products, including a life insurance product designed for high net worth individuals and a single premium guaranteed saver product. Growth in insurance business resulted in higher net insurance claims incurred and movement in liabilities to policyholders.

Deposit spread compression, lower fees and a rise in loan impairment charges reduced underlying profit before tax by 8 per cent.
     Loan impairment charges and other credit risk provisions rose by 9 per cent compared with 2008 as credit quality deteriorated in India.
     In Personal Financial Services, loan impairment charges rose by 9 per cent to US$649 million, primarily due to rising delinquencies in the unsecured consumer lending businesses in India and Indonesia. In India, a challenging credit environment and high delinquency rates contributed to increased loan impairment charges in personal loans, consumer finance and mortgages. The delinquencies in India began to moderate in the second half of 2009 as the measures implemented by HSBC in the second half of 2008 to mitigate loan losses, including ceasing consumer finance loan origination and tightening lending criteria on other unsecured lending products, began to take effect. As a result, loan impairment charges against cards remained broadly in line with 2008. In Commercial Banking, significant deterioration was experienced in India in the first half of 2009. The loan impairment charges across the region improved in the second half of 2009 with credit quality stabilising as a result of support from the governments’ various economic stimulus initiatives, together with improved liquidity and actions taken by customers to adjust in difficult times. Notwithstanding the improvement towards the end of the year, HSBC continues to closely monitor portfolios for signs of weakness.
     Operating expenditure was broadly in line with 2008. Tight cost control resulted in lower administrative costs and marketing expenditure. Staff costs fell due to lower performance-related costs and a decrease in staff numbers. These were broadly offset by expenditure to support the ongoing development of infrastructure in the region, including branch expansion in mainland China, Vietnam and Malaysia and integration and development costs related to HSBC InvestDirect and the operations of The Chinese Bank Co., Ltd (‘The Chinese Bank’) in Taiwan.
     In an effort to improve operational efficiencies and reduce costs, an increased number of transactions were completed through direct channels, including internet banking, telephone services and self-service machines compared with 2008.
     Operating expenses within the Group Service and Software Development Centres rose by 9 per cent as the number of migrated activities and processes increased in accordance with the Group’s global resourcing strategy to develop centres of excellence. All related costs are recharged to other Group entities and the income from these recharges is reported within other operating income.

New outlets, the launch of a new jointly-owned life insurance company and a planned card joint venture with Bank of Communications consolidated HSBC’s position as the leading foreign bank in mainland China.
     Profit from associates and joint ventures in the region was 17 per cent higher as a result of the non-recurrence of Ping An Insurance’s impairment of its investment in Fortis in 2008, and an increase in new business sales and investment returns which were boosted by a recovery in equity markets. Income from Bank of Communications remained in line with 2008.
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
     Inflation also proved the predominant concern in Vietnam during the first half of 2008 as the annual rate of consumer price inflation more than doubled to 28.3 per cent, prompting the State Bank of Vietnam to sanction substantial interest rate increases, before these measures were rapidly reversed during the final months of the year. Interest rate increases were also forthcoming in Indonesia between May and October 2008, although with growth levels maintaining a relatively robust level during much of the year, a tentative easing cycle was only initiated during the final weeks of 2008. Bank Negara Malaysia proved the exception by refraining from interest rate increases during the year, even as consumer price inflation accelerated to 8.5 per cent in July 2008, before cutting the policy rate to 3.25 per cent in November. The outlook for the South Korean economy was affected by the open nature of the economy and the relatively high levels of household and corporate sector indebtedness. Full year GDP rose by 2.5 per cent in 2008, down from 5.0 per cent in 2007 and the weakest performance for ten years, while fourth quarter GDP fell by 3.4 per

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Rest of Asia-Pacific > 2008

cent on a year-on-year basis. Rising food prices proved particularly problematic for the Philippines during the first half of the year as inflation moved well above the central bank’s targeted range, although the earlier tightening of monetary policy was partially reversed at the end of 2008. Growth slowed sharply in Taiwan during the course of the year, driven by deteriorating conditions overseas.

Reconciliation of reported and underlying profit before tax

	2008 compared with 2007
		2007			2007 at
	2007	adjustments			2008	2008	Under-	2008	Re-	Under-
	as	and dilution	Currency		exchange	adjust-	lying	as	ported	lying
	reported	gains [10]	translation	[11]	rates [17]	ments [10]	change	reported	change [13]	change [13]
Rest of Asia-Pacific[27]	US$m	US$m	US$m		US$m	US$m	US$m	US$m	%	%

Net interest income	3,049	–	38		3,087	31	819	3,937	29	27
Net fee income	1,775	–	22		1,797	3	67	1,867	5	4
Changes in fair value[14]	–	–	–		–	3	–	3
Other income[15]	3,334	(1,081)	15		2,268	70	836	3,174	(5)	37

Net operating income[16]	8,158	(1,081)	75		7,152	107	1,722	8,981	10	24

Loan impairment charges and other credit risk provisions	(561)	–	15		(546)	–	(306)	(852)	(52)	(56)

Net operating income	7,597	(1,081)	90		6,606	107	1,416	8,129	7	21

Operating expenses	(3,991)	–	(12)		(4,003)	(110)	(591)	(4,704)	(18)	(15)

Operating profit	3,606	(1,081)	78		2,603	(3)	825	3,425	(5)	32

Income from associates	1,096	–	93		1,189	–	108	1,297	18	9

Profit before tax	4,702	(1,081)	171		3,792	(3)	933	4,722	–	25

For footnotes, see page 149.

Review of business performance
HSBC’s operations in Rest of Asia-Pacific reported a pre-tax profit of US$4.7 billion which was in line with 2007. HSBC continued to increase its presence in key markets, augmenting organic growth with the integration of the operations of The Chinese Bank in Taiwan and the purchase of IL&FS Investsmart Ltd in India, which was completed in September. On an underlying basis, excluding the dilution gains on Chinese associates of US$1.1 billion recorded in 2007 and the acquisitions noted above, profit before tax increased by 25 per cent, with notable growth in South Korea, mainland China, India, and an increased contribution from associates in the region. Branches were added in mainland China, Indonesia, Japan, Malaysia and Bangladesh.
     Net interest income increased by 27 per cent, with growth across most major countries and all customer groups. Deposit acquisition and related asset deployment across the region drove net interest income, though this volume growth was partly offset by deposit spread compression in the second half of the year due to declining interest rates, compounded by strong competition to acquire deposits.
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
     In mainland China, net interest income also rose due to deposit growth, as investors increasingly preferred deposits over market-led investments as market sentiment deteriorated. This facilitated an increase in personal lending balances following branch network expansion and successful re-pricing initiatives on corporate and commercial loans.
     There was strong growth in net interest income from Balance Sheet Management within Global Banking and Markets, due to lower funding costs and steeper yield curves, notably in Singapore, mainland China, India and Japan.
     Net fee income rose by 4 per cent, driven by a growth in fees from personal credit cards and trade and supply chain services. Credit card fees rose, particularly in India, driven by increases in interchange fees from higher cardholder spending and late payment and over-limit fees from higher delinquencies. There were lower fees from investment products and broking across the region, driven by a decline in equity markets and weakened investor sentiment.
     Fee income from credit facilities rose, notably in India, Australia and Singapore, reflecting increases in the number of customers.
     Net trading income rose by 54 per cent, predominantly due to strong Rates and foreign exchange trading across the region as volatile market conditions continued, encouraging increased corporate hedging activity.
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
     A net expense from financial instruments designated at fair value of US$171 million was recorded compared with income of US$121 million in 2007. Declines in equity markets affected unit-linked insurance products, particularly in Singapore. This was largely offset by a corresponding decrease in liabilities to policyholders reflected in net insurance claims incurred and movement in liabilities to policyholders.
     Net earned insurance premiums decreased by 17 per cent to US$197 million, mainly in Singapore and Malaysia due to lower sales of single premium unit-linked products. This was partly offset by an increase in the sale of general insurance products.
     Loan impairment charges rose sharply, increasing by 56 per cent to US$852 million, following a marked deterioration in credit quality across the region in the final quarter of the year. These charges rose most significantly in India and, to a lesser extent, in Australia.
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
     Operating expenses increased by 15 per cent to US$4.7 billion. Significant investment in the region continued, notably in mainland China where 29 new outlets were opened and staff numbers increased. Related premises and equipment costs rose accordingly. Expansion was also pursued in Indonesia with the addition of new branches, and in Japan with the rollout of seven HSBC Premier centres. In India, the rise in operating expenses was driven mainly by investment in IT, premises costs and an increase in collection activities as default rates rose. Business growth contributed to higher operating expenses in Australia. Litigation costs in the region rose.
     Growth in operating expenses at the Group Service and Software Development Centres was driven by increased volumes of activity as HSBC continued to implement a global resourcing strategy to minimise costs throughout the Group. All related costs are recharged to other Group entities and the income is reported within Other operating income.
     Profit from associates and joint ventures in the region increased by 9 per cent, notwithstanding a significant impairment recorded in Ping An Insurance in respect of its stake in Fortis Bank. Growth was strong across HSBC’s other principal associates, the Bank of Communications and Industrial Bank.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Rest of Asia-Pacific > Profit before tax by customer groups

Analysis by customer group and global business
Profit before tax

	2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
Rest of Asia-Pacific[27]	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	1,493	807	1,174	115	91	(141)	3,539

Net fee income/(expense)	554	331	636	55	(19)	–	1,557

Trading income/(expense) excluding net interest income	80	134	1,013	55	(18)	–	1,264
Net interest income/(expense) on trading activities	(1)	–	202	–	–	141	342

Net trading income/(expense)[42]	79	134	1,215	55	(18)	141	1,606

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(1)	–	(1)
Net income/(expense) from other financial instruments designated at fair value	110	1	(2)	–	2	–	111

Net income/(expense) from financial instruments designated at fair value	110	1	(2)	–	1	–	110
Gains less losses from financial investments	5	2	(7)	–	(19)	–	(19)
Dividend income	–	–	1	–	1	–	2
Net earned insurance premiums	337	28	–	–	–	–	365
Other operating income	67	66	41	(2)	1,200	(134)	1,238

Total operating income	2,645	1,369	3,058	223	1,237	(134)	8,398

Net insurance claims[43]	(380)	(15)	–	–	–	–	(395)

Net operating income[16]	2,265	1,354	3,058	223	1,237	(134)	8,003

Loan impairment charges and other credit risk provisions	(649)	(221)	(23)	(2)	(1)	–	(896)

Net operating income	1,616	1,133	3,035	221	1,236	(134)	7,107

Total operating expenses	(1,839)	(636)	(1,006)	(131)	(972)	134	(4,450)

Operating profit/(loss)	(223)	497	2,029	90	264	–	2,657

Share of profit in associates and joint ventures	686	567	290	–	–	–	1,543

Profit before tax	463	1,064	2,319	90	264	–	4,200

	%	%	%	%	%		%

Share of HSBC’s profit before tax	6.5	15.0	32.8	1.3	3.7		59.3
Cost efficiency ratio	81.2	47.0	32.9	58.7	78.6		55.6

Balance sheet data[41]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	30,433	22,595	23,989	2,834	192		80,043
Total assets	40,266	31,221	138,884	11,928	7,160	(7,320)	222,139
Customer accounts	47,573	30,196	43,698	12,496	36		133,999
For footnotes, see page 149.

	2008
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
Rest of Asia-Pacific[27]	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	1,708	934	1,524	103	139	(471)	3,937

Net fee income	592	356	831	71	17	–	1,867

Trading income/(expense) excluding net interest income	65	122	1,233	77	(54)	–	1,443
Net interest income/(expense) on trading activities	(5)	–	123	–	10	471	599

Net trading income/(expense)[42]	60	122	1,356	77	(44)	471	2,042

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	1	–	1
Net income/(expense) from other financial instruments designated at fair value	(172)	–	(4)	–	4	–	(172)

Net income/(expense) from financial instruments designated at fair value	(172)	–	(4)	–	5	–	(171)
Gains less losses from financial investments	15	3	6	–	–	–	24
Dividend income	–	–	2	–	–	–	2
Net earned insurance premiums	172	25	–	–	–	–	197
Other operating income/(expense)	58	76	79	(1)	1,070	(227)	1,055

Total operating income	2,433	1,516	3,794	250	1,187	(227)	8,953

Net insurance claims[43]	42	(14)	–	–	–	–	28

Net operating income[16]	2,475	1,502	3,794	250	1,187	(227)	8,981

Loan impairment charges and other credit risk provisions	(640)	(137)	(73)	(1)	(1)	–	(852)

Net operating income	1,835	1,365	3,721	249	1,186	(227)	8,129

Total operating expenses	(2,016)	(689)	(1,086)	(140)	(1,000)	227	(4,704)

Operating profit/(loss)	(181)	676	2,635	109	186	–	3,425

Share of profit in associates and joint ventures	392	559	335	–	11	–	1,297

Profit before tax	211	1,235	2,970	109	197	–	4,722

	%	%	%	%	%		%

Share of HSBC’s profit before tax	2.3	13.3	31.9	1.2	2.0		50.7
Cost efficiency ratio	81.5	45.9	28.6	56.0	84.2		52.4

Balance sheet data[41]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	27,634	21,967	27,941	2,960	159		80,661
Total assets	36,310	29,030	147,714	12,440	5,528	(5,449)	225,573
Customer accounts	42,778	25,372	42,977	12,713	354		124,194
For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Rest of Asia-Pacific > Profit before tax by customer group // Middle East

Profit before tax (continued)

	2007
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
Rest of Asia-Pacific[27]	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	1,507	750	1,035	59	135	(437)	3,049

Net fee income	594	265	820	82	14	–	1,775

Trading income/(expense) excluding net interest income	42	86	817	71	(70)	–	946
Net interest income/(expense) on trading activities	(2)	–	(21)	–	(14)	437	400

Net trading income/(expense)[42]	40	86	796	71	(84)	437	1,346

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	1	–	1
Net income/(expense) from other financial instruments designated at fair value	73	4	(3)	(1)	37	–	110

Net income/(expense) from financial instruments designated at fair value	73	4	(3)	(1)	38	–	111
Gains less losses from financial investments	3	4	28	–	1	–	36
Gains arising from dilution of interests in associates	–	–	–	–	1,081	–	1,081
Dividend income	–	–	–	–	6	–	6
Net earned insurance premiums	209	16	–	–	1	–	226
Other operating income	18	3	44	1	848	(133)	781

Total operating income	2,444	1,128	2,720	212	2,040	(133)	8,411

Net insurance claims[43]	(246)	(7)	–	–	–	–	(253)

Net operating income[16]	2,198	1,121	2,720	212	2,040	(133)	8,158

Loan impairment charges and other credit risk provisions	(486)	(72)	(3)	–	–	–	(561)

Net operating income	1,712	1,049	2,717	212	2,040	(133)	7,597

Total operating expenses	(1,713)	(532)	(969)	(123)	(787)	133	(3,991)

Operating profit	(1)	517	1,748	89	1,253	–	3,606

Share of profit in associates and joint ventures	516	351	221	–	8	–	1,096

Profit before tax	515	868	1,969	89	1,261	–	4,702

	%	%	%	%	%		%
Share of HSBC’s profit before tax	2.1	3.6	8.1	0.4	5.2		19.4
Cost efficiency ratio	77.9	47.5	35.6	58.0	38.6		48.9

Balance sheet data[41]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	29,313	21,397	26,476	2,913	146		80,245
Total assets	36,292	27,524	130,096	9,245	9,487	(4,449)	208,195
Customer accounts	38,625	25,306	45,773	9,491	101		119,296
For footnotes, see page 149.

Middle East27
Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m

2009
Egypt	18	51	97	–	58	224
United Arab Emirates	(177)	(136)	307	(2)	5	(3)
Other	13	45	(14)	–	(3)	41

Middle East (excluding Saudi Arabia)	(146)	(40)	390	(2)	60	262
Saudi Arabia	20	61	77	8	27	193

	(126)	21	467	6	87	455

2008
Egypt	16	68	90	–	49	223
United Arab Emirates	133	330	388	4	6	861
Other	80	125	161	–	1	367

Middle East (excluding Saudi Arabia)	229	523	639	4	56	1,451
Saudi Arabia	60	35	177	–	23	295

	289	558	816	4	79	1,746

2007
Egypt	10	46	65	–	32	153
United Arab Emirates	108	262	242	3	2	617
Other	83	101	116	–	–	300

Middle East (excluding Saudi Arabia)	201	409	423	3	34	1,070
Saudi Arabia	44	73	72	–	48	237

	245	482	495	3	82	1,307

Loans and advances to customers (net) by country

	At 31 December
	2009	2008	2007
	US$m	US$m	US$m

Egypt	2,553	2,473	1,853
United Arab Emirates	13,883	17,537	14,103
Other	6,408	7,285	5,651

	22,844	27,295	21,607

Customer accounts by country

	At 31 December
	2009	2008	2007
	US$m	US$m	US$m

Egypt	5,743	5,363	4,056
United Arab Emirates	17,498	19,808	18,455
Other	9,288	9,994	8,426

	32,529	35,165	30,937

For footnote, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Middle East > 2009

Profit before tax

	2009	2008	2007
Middle East[27]	US$m	US$m	US$m

Net interest income	1,485	1,556	1,094

Net fee income	625	691	471

Net trading income	394	402	297

Gains less losses from financial investments	16	8	2
Dividend income	3	2	2
Other operating income	71	9	17

Total operating income	2,594	2,668	1,883

Net insurance claims incurred and movement in liabilities to policyholders	–	–	–

Net operating income before loan impairment charges and other credit risk provisions	2,594	2,668	1,883

Loan impairment charges and other credit risk provisions	(1,334)	(279)	(55)

Net operating income	1,260	2,389	1,828

Total operating expenses	(1,001)	(959)	(773)

Operating profit	259	1,430	1,055

Share of profit in associates and joint ventures	196	316	252

Profit before tax	455	1,746	1,307

	%	%	%

Share of HSBC’s profit before tax	6.4	18.8	5.4
Cost efficiency ratio	38.6	35.9	41.1

Year-end staff numbers (full-time equivalent)	8,281	8,453	8,050
Balance sheet data41

	At 31 December
	2009	2008	2007
	US$m	US$m	US$m

Loans and advances to customers (net)	22,844	27,295	21,607
Loans and advances to banks (net)	8,420	7,476	7,488
Trading assets, financial assets designated at fair value, and financial investments	10,230	8,056	9,840
Total assets	48,107	50,952	45,669
Deposits by banks	1,491	1,001	2,460
Customer accounts	32,529	35,165	30,937
For footnotes, see page 149.
All commentaries on Middle East are on an underlying basis unless stated otherwise.

2009 compared with 2008
Economic briefing
Although the majority of economies in the Middle East were spared the most severe effects of the global recession, 2009 marked a dramatic downturn as growth slowed markedly, bringing a sharp end to a five-year run of strong expansion.
     In part, the region proved vulnerable to weakened external demand, particularly economies such as Egypt and the UAE that are significant service and merchandise exporters to the West and are exposed to global trade patterns. A sharp drop in hydrocarbon prices in late 2008 and early 2009 adversely affected sentiment and caused some oil-exporters to reassess spending plans as their revenue streams weakened.
     In addition, the liquidity environment tightened considerably during the course of the year. This led to a rapid slowdown in credit creation, weighing heavily on private consumption and investment spending and contributing to marked downward pressure on asset prices. Access to international funding was also impaired as global capital flows slowed, further impeding local investment spending.
     The recovery of the region may lag that of some other emerging markets. However, in contrast to

1998 (the last occasion on which growth trends sharply reversed) policymakers in Saudi Arabia and elsewhere were able to draw on reserves built up during years of high oil earnings to maintain spending, rather than boosting borrowing. With the recovery in oil prices from mid-2009 onward, the reserves allowed the region to weather the difficult economic environment without experiencing pressure on external balances or a downturn in the dollar value of local currencies. Inflation also fell across the region as growth slowed and import prices fell, and policymakers were able to track the exceptionally low level of interest rates in the US.

Reconciliation of reported and underlying profit before tax

	2009 compared with 2008
		2008			2008	2009
	2008	acquisitions			at 2009	acquisitions		Under-	2009	Re-	Under-
	as	and		Currency	exchange	and		lying	as	ported	lying
	reported	disposals	[10]	translation [11]	rates [12]	disposals	[10]	change	reported	change [13]	change [13]
Middle East[27]	US$m	US$m		US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	1,556	–		(7)	1,549	–		(64)	1,485	(5)	(4)
Net fee income	691	–		(4)	687	–		(62)	625	(10)	(9)
Other income[15]	421	–		(7)	414	–		70	484	15	17

Net operating income[16]	2,668	–		(18)	2,650	–		(56)	2,594	(3)	(2)

Loan impairment charges and other credit risk provisions	(279)	–		(1)	(280)	–		(1,054)	(1,334)	(378)	(376)

Net operating income	2,389	–		(19)	2,370	–		(1,110)	1,260	(47)	(47)

Operating expenses	(959)	–		11	(948)	–		(53)	(1,001)	(4)	(6)

Operating profit	1,430	–		(8)	1,422	–		(1,163)	259	(82)	(82)

Income from associates	316	–		1	317	–		(121)	196	(38)	(38)

Profit before tax	1,746	–		(7)	1,739	–		(1,284)	455	(74)	(74)

For footnotes, see page 149.

Review of business performance
HSBC’s operations in the Middle East reported a pre-tax profit of US$0.5 billion compared with US$1.7 billion in 2008, a decrease of 74 per cent on both reported and underlying bases. The decline in profitability was largely due to the impact of the global recession, which brought a sharp decline in oil prices and a considerable reduction in capital inflows in the second half of 2008, triggering a regional economic downturn which continued throughout 2009. The UAE was significantly affected by declines in construction and global trade, losses incurred by regional investors, and tight liquidity and lower real-estate prices, which together resulted in higher loan impairment charges as the crisis affected both personal and corporate customers. However, despite the severe deterioration in credit conditions, the region remained profitable due to Global Banking and Markets. In Personal Financial Services, HSBC continued to focus on Premier and affluent mass market customers, growing its Premier customer base by 32 per cent compared with 2008. HSBC further expanded its presence in Egypt, opening 15 new branches in 2009.
     Net interest income declined by 4 per cent, driven by lower deposit and lending balances and deposit spread compression across all customer groups.
     Commercial Banking lending balances fell as trade levels declined. In Personal Financial Services, average mortgages and credit card balances were higher than in 2008, reflecting the deferred drawdown of facilities approved in 2008. Unsecured personal lending balances declined during the year due to tighter origination criteria and a move towards relationship lending. The shift in the composition of personal lending portfolios, from unsecured to secured lending, resulted in narrower asset spreads.
     Customer deposit balances fell, mainly due to an outflow of funds from corporate customers reflecting tighter liquidity in the local markets. In Personal Financial Services, liability balances rose due to the combination of attractive rates offered and ongoing marketing campaigns, although the higher rates resulted in narrower deposit spreads.
     Net fee income fell by 9 per cent, due to a decline in custody, insurance and unit trust income as investor sentiment weakened in the difficult

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Middle East > 2009 / 2008

market conditions, and trade finance fees declined as regional trade deteriorated. Cards income also fell due to lower drawdowns and originations as underwriting criteria were tightened.
Loan impairment charges and other credit provisions increased by US$1.1 billion as real estate and construction were hard hit in the UAE.
     Trading income was broadly in line with 2008 as weaker foreign exchange and Rates trading revenue were offset by higher revenue from Credit trading on favourable positioning of the trading portfolio in expectation of spreads narrowing from their peak in the third quarter of 2008.
     Other operating income rose by US$62 million, driven by gains arising from the buy-back and extinguishment of HSBC’s own debt issued locally.
     Loan impairment charges and other credit risk provisions rose significantly from US$0.3 billion to US$1.3 billion, reflecting substantially higher charges in the UAE where the deterioration in credit quality was particularly significant. The UAE’s real estate and construction industries were adversely affected by the global economic crisis, resulting in several large infrastructure projects being postponed or cancelled, and triggering higher levels of unemployment. This resulted in increased delinquencies, notably in credit cards and personal loans, which were exacerbated by large numbers of expatriate workers departing the region leaving debts unpaid. Management has taken steps to mitigate losses, including reducing credit lines, tightening origination criteria and strengthening collections activities.
     Commercial and corporate banking loan impairment charges rose sharply, primarily due to a few individually significant impairment charges recorded on exposures to large corporates.
     Operating expenditure increased by 6 per cent. Staff costs remained broadly flat as higher expenditure in Global Banking and Markets was offset by lower staff costs in Personal Financial Services and Commercial Banking as headcount declined. Non-staff costs rose as new headquarter buildings in the UAE and Qatar caused higher rental costs, and IT investment increased from systems upgrades and rollouts.
     Profit from associates and joint ventures in the region fell by 38 per cent as the Group’s share of income from The Saudi British Bank declined as a result of higher loan impairment charges. HSBC’s share of income from HSBC Saudi Arabia Ltd declined as a result of a slowdown in IPOs and a decline in assets under management.

Reconciliation of reported and underlying profit before tax

	2008 compared with 2007
		2007
		acquisitions,			2007	2008
	2007	disposals			at 2008	acquisitions		Under-	2008	Re-	Under-
	as	& dilution		Currency	exchange	and		lying	as	ported	lying
	reported	gains	[10]	translation [11]	rates [17]	disposals	[10]	change	reported	change [13]	change [13]
Middle East[27]	US$m	US$m		US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	1,094	–		5	1,099	–		457	1,556	42	42
Net fee income	471	–		2	473	–		218	691	47	46
Other income[15]	318	–		3	321	–		100	421	32	31

Net operating income[16]	1,883	–		10	1,893	–		775	2,668	42	41

Loan impairment charges and other credit risk provisions	(55)	–		(1)	(56)	–		(223)	(279)	(407)	(398)

Net operating income	1,828	–		9	1,837	–		552	2,389	31	30

Operating expenses	(773)	–		(5)	(778)	–		(181)	(959)	(24)	(23)

Operating profit	1,055	–		4	1,059	–		371	1,430	36	35

Income from associates	252	–		–	252	–		64	316	25	25

Profit before tax	1,307	–		4	1,311	–		435	1,746	34	33

For footnotes, see page 149.

2008 compared with 2007
Economic briefing
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
Review of business performance
HSBC’s operations in the Middle East performed strongly, reporting a pre-tax profit of US$1.7 billion, an increase of 33 per cent on an underlying basis. Record oil prices which peaked in July 2008 boosted domestic spending on infrastructure and real estate in the first half of 2008. The resulting increase in demand for credit was reflected by growth in both volumes and the average loan size. HSBC also successfully launched new banking products across the region, in addition to growing the Premier customer base. Business volume growth and wider asset spreads drove higher net interest income, and fee income rose as volumes of cards and trade products grew.
     As global financial conditions began to worsen in the second half of 2008, liquidity in the region declined, which combined with deteriorating consumer confidence, adversely impacted real-estate prices. This triggered an increase in construction-related unemployment as large developments were cancelled or suspended resulting in an increase in loan impairment charges.
     Net interest income increased by 42 per cent driven by balance sheet growth in the region.
     In Personal Financial Services, the strong lending growth was driven by increased balances in unsecured lending as both cards in circulation and cardholder spending drove higher card balances. Similarly new personal loan products were launched. Mortgage balances rose in the UAE, driven by increased customer demand. The increase in Commercial Banking lending balances reflected a strong rise in corporate lending aligned to trade and infrastructure investments. Asset spreads benefited from a decline in local base rates following US dollar interest rate cuts, which resulted in a lower cost of funds.
     Growth in personal customer deposits was driven by a significant increase in the number of e-saver and Premier accounts. Deposit spreads narrowed due to declining market interest rates in the region.
     There was strong growth in net interest income from Balance Sheet Management, due to early positioning in anticipation of lower market interest rates.
     Net fee income rose by 46 per cent driven by higher fees in Global Banking and Markets as increased interest from foreign investors and asset growth drove securities services income. Credit card fees rose, driven by increases in interchange fees from higher cardholder spending, and late payment and over-limit fees from higher delinquencies. Fee income from credit facilities rose reflecting increases in the numbers of customers. Trade and supply chain services contributed strongly to fee income primarily in the construction and infrastructure industries.
     Trading income rose by 34 per cent resulting from market uncertainty regarding possible currency revaluations which drove volatility and together with robust client demand, led to higher foreign exchange income.
     Loan impairment charges rose significantly, albeit from a low base, to US$279 million as a result of increased delinquency rates on higher personal unsecured lending in the UAE. A deterioration in credit conditions also led to increased charges in Commercial Banking.
     Operating expenses were 23 per cent higher, reflecting substantially increased levels of operating volumes, related headcount growth and wage inflation driven by competitive labour market conditions. Non-staff costs rose as a result of higher premises costs, and increased marketing expenditure in line with new product launches.
     Profit from associates and joint ventures rose by 25 per cent as the Group’s share of income from the Saudi British Bank increased as a result of higher fee income from cards, account management and trade-related businesses. These were partly offset by higher operating expenditure resulting from branch expansion, increased investment in technology and higher performance-related pay.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Middle East > Profit/(loss) before tax

Analysis by customer group and global business
Profit/(loss) before tax

	2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
Middle East[27]	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	644	464	330	1	46	–	1,485
Net fee income	203	219	198	3	2	–	625

Trading income excluding net interest income	55	75	235	1	3	–	369
Net interest income on trading activities	–	–	20	–	5	–	25

Net trading income[42]	55	75	255	1	8	–	394
Gains less losses from financial investments	12	(2)	1	–	5	–	16
Dividend income	–	–	3	–	–	–	3
Other operating income/(expense)	35	39	35	(1)	39	(76)	71

Total operating income	949	795	822	4	100	(76)	2,594

Net insurance claims[43]	–	–	–	–	–	–	–

Net operating income[16]	949	795	822	4	100	(76)	2,594
Loan impairment charges and other credit risk provisions	(588)	(573)	(173)	–	–	–	(1,334)

Net operating income	361	222	649	4	100	(76)	1,260
Total operating expenses	(508)	(269)	(255)	(6)	(39)	76	(1,001)

Operating profit/(loss)	(147)	(47)	394	(2)	61	–	259
Share of profit in associates and joint ventures	21	68	73	8	26	–	196

Profit/(loss) before tax	(126)	21	467	6	87	–	455

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(1.8)	0.3	6.6	0.1	1.2		6.4
Cost efficiency ratio	53.5	33.8	31.0	150.0	39.0		38.6

Balance sheet data[41]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	5,979	10,281	6,554	28	2		22,844
Total assets	6,810	11,861	28,189	96	4,952	(3,801)	48,107
Customer accounts	15,074	10,122	5,752	1,172	409		32,529
For footnotes, see page 149.

	2008
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
Middle East[27]	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	652	510	362	3	46	(17)	1,556
Net fee income	227	241	217	6	–	–	691

Trading income excluding net interest income	47	65	244	–	24	–	380
Net interest income/(expense) on trading activities	–	–	20	–	(15)	17	22

Net trading income[42]	47	65	264	–	9	17	402
Gains less losses from financial investments	14	–	(6)	–	–	–	8
Dividend income	–	–	2	–	–	–	2
Other operating income	21	8	11	3	26	(60)	9

Total operating income	961	824	850	12	81	(60)	2,668
Net insurance claims[43]	–	–	–	–	–	–	–

Net operating income[16]	961	824	850	12	81	(60)	2,668
Loan impairment (charges)/ recoveries and other credit risk provisions	(223)	(45)	(12)	–	1	–	(279)

Net operating income	738	779	838	12	82	(60)	2,389
Total operating expenses	(511)	(264)	(212)	(8)	(24)	60	(959)

Operating profit	227	515	626	4	58	–	1,430
Share of profit in associates and joint ventures	62	43	190	–	21	–	316

Profit before tax	289	558	816	4	79	–	1,746

	%	%	%	%	%		%

Share of HSBC’s profit before tax	3.1	6.0	8.9	–	0.8		18.8
Cost efficiency ratio	53.2	32.0	24.9	66.7	29.6		35.9

Balance sheet data[41]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	7,226	13,221	6,649	29	170		27,295
Total assets	8,168	14,672	27,975	46	5,754	(5,663)	50,952
Customer accounts	13,753	10,978	7,628	1,762	1,044		35,165
For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Middle East > Profit/(loss) before tax // North America > 2009

Profit/(loss) before tax (continued)

	2007
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
Middle East[27]	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	458	381	260	1	18	(24)	1,094
Net fee income	172	164	132	3	–	–	471

Trading income/(expense) excluding net interest income	30	43	183	–	–	–	256
Net interest income/(expense) on trading activities	–	–	(1)	–	18	24	41

Net trading income/(expense)[42]	30	43	182	–	18	24	297

Gains less losses from financial investments	2	–	–	–	–	–	2
Dividend income	–	–	2	–	–	–	2
Other operating income	22	12	9	1	1	(28)	17

Total operating income	684	600	585	5	37	(28)	1,883
Net insurance claims[43]	–	–	–	–	–	–	–

Net operating income[16]	684	600	585	5	37	(28)	1,883
Loan impairment charges and other credit risk provisions	(66)	11	–	–	–	–	(55)

Net operating income	618	611	585	5	37	(28)	1,828
Total operating expenses	(418)	(207)	(171)	(2)	(3)	28	(773)

Operating profit	200	404	414	3	34	–	1,055
Share of profit in associates and joint ventures	45	78	81	–	48	–	252

Profit before tax	245	482	495	3	82	–	1,307

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.0	2.0	2.1	–	0.3		5.4
Cost efficiency ratio	61.1	34.5	29.2	40.0	8.1		41.1

Balance sheet data[41]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	5,173	10,762	5,630	42	–		21,607
Total assets	6,045	12,219	26,548	49	4,390	(3,582)	45,669
Customer accounts	11,078	9,585	8,347	1,625	302		30,937
For footnotes, see page 149.

North America
Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2009
US	(5,292)	158	505	(49)	(3,626)	(8,304)
Canada	17	347	159	–	(100)	423
Bermuda	49	37	47	(2)	10	141
Other	–	1	1	1	(1)	2

	(5,226)	543	712	(50)	(3,717)	(7,738)

2008
US52	(17,364)	226	(2,899)	67	3,427	(16,543)
Canada	106	380	252	5	96	839
Bermuda	31	51	72	11	9	174
Other	(1)	1	–	–	2	2

	(17,228)	658	(2,575)	83	3,534	(15,528)

2007
US	(1,824)	377	(1,243)	156	1,468	(1,066)
Canada	265	466	239	8	5	983
Bermuda	13	77	39	10	34	173
Other	–	–	–	–	1	1

	(1,546)	920	(965)	174	1,508	91

For footnote, see page 149.
Loans and advances to customers (net) by country

	At 31 December
	2009	2008	2007
	US$m	US$m	US$m

US	156,638	208,834	233,706
Canada	47,158	44,866	53,891
Bermuda	3,057	2,514	2,263

	206,853	256,214	289,860

Customer accounts by country

	At 31 December
	2009	2008	2007
	US$m	US$m	US$m

US	99,371	101,963	100,034
Canada	41,565	33,905	37,061
Bermuda	8,221	7,664	8,078

	149,157	143,532	145,173

2009 compared with 2008
Economic briefing
Economic conditions remained extremely difficult in the US during the early months of 2009 before some signs of recovery appeared as the year progressed, limiting the decline in full year GDP to 2.4 per cent after a 0.4 per cent increase during 2008. Housing sales and residential construction activity showed some improvement from very depressed levels and this, along with the introduction of tax incentives, drove a reduction in the rate of decline of house prices in some states as the year progressed. Labour market conditions weakened throughout the year as the unemployment rate rose to a 26-year high of 10.1 per cent in October 2009, contributing to concerns around the trend of delinquencies on both secured and unsecured debt within the household sector. The annual CPI rate remained negative during the second and third quarters of the year before rising to 2.7 per cent by December 2009, although this trend was largely reflective of the

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > North America > 2009

Profit/(loss) before tax

	2009	2008	2007
North America	US$m	US$m	US$m

Net interest income	13,670	15,218	14,847

Net fee income	4,817	5,227	5,810

Net trading income/(expense)	331	(3,135)	(542)

Changes in fair value of long-term debt issued and related derivatives	(3,497)	3,736	1,750
Net income from other financial instruments designated at fair value	1	1	–

Net income/(expense) from financial instruments designated at fair value	(3,496)	3,737	1,750
Gains less losses from financial investments	296	(120)	245
Dividend income	53	77	105
Net earned insurance premiums	309	390	449
Other operating income	566	23	360

Total operating income	16,546	21,417	23,024

Net insurance claims incurred and movement in liabilities to policyholders	(241)	(238)	(241)

Net operating income before loan impairment charges and other credit risk provisions	16,305	21,179	22,783

Loan impairment charges and other credit risk provisions	(15,664)	(16,795)	(12,156)

Net operating income	641	4,384	10,627

Operating expenses (excluding goodwill impairment)	(8,391)	(9,359)	(10,556)
Goodwill impairment	–	(10,564)	–

Operating profit/(loss)	(7,750)	(15,539)	71
Share of profit in associates and joint ventures	12	11	20

Profit/(loss) before tax	(7,738)	(15,528)	91

	%	%	%

Share of HSBC’s profit before tax	(109.3)	(166.8)	0.4
Cost efficiency ratio	51.5	94.1	46.3

Year-end staff numbers (full-time equivalent)	35,458	44,725	52,722
Balance sheet data41

	At 31 December
	2009	2008	2007
	US$m	US$m	US$m

Loans and advances to customers (net)	206,853	256,214	289,860
Loans and advances to banks (net)	15,386	11,458	16,566
Trading assets, financial assets designated at fair value, and financial investments[49]	123,288	119,634	133,998
Total assets	475,014	596,302	574,318
Deposits by banks	13,970	18,181	16,618
Customer accounts	149,157	143,532	145,173
For footnotes, see page 149.
All commentaries on North America are on an underlying basis unless stated otherwise.

earlier volatility of energy prices. Measures of consumer confidence improved during the year, but remained consistent with a weak overall level of household expenditure. The Standard & Poor’s S&P 500 stock market index recovered from a weak start to 2009 to eventually record a gain of 23 per cent in the year. Having already lowered the Fed funds target rate to within a narrow range of between zero and 25 basis points, the Federal Reserve maintained their efforts to improve the availability of credit across the economy by purchasing a range of financial instruments, while a substantial fiscal stimulus package provided additional support to economic activity from the middle of the year.
     Canadian GDP fell by 3.2 per cent during the first eleven months of 2009 compared with the equivalent period of 2008, led by a sharp contraction of output within the manufacturing sector. Labour market conditions deteriorated as the unemployment rate rose from a level of 6.8 per cent in December 2008 to an eleven year high of 8.7 per cent in August 2009, before then declining slightly in the final months of the year. In common with many other economies, the headline CPI rate turned negative around the middle of 2009, largely reflecting the trend of energy prices, and the core rate of inflation displayed a more pronounced downward trend as 2009 progressed. Responding to this deteriorating economic outlook, the Bank of Canada cut its overnight interest rate from 1.5 per cent in December 2008 to 0.25 per cent in April 2009, and provided a conditional commitment to maintain this level of interest rates until the end of the second quarter of 2010.

Reconciliation of reported and underlying profit/(loss) before tax

	2009 compared with 2008
				2008
	2008	2008		at 2009	2009	Under-	2009	Re-	Under-
	as	adjust-	Currency	exchange	adjust-	lying	as	ported	lying
	reported	ments [10]	translation [11]	rates [12]	ments [10]	change	reported	change [13]	change [13]
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	15,218	–	(79)	15,139	–	(1,469)	13,670	(10)	(10)
Net fee income	5,227	–	(33)	5,194	–	(377)	4,817	(8)	(7)
Changes in fair value[14]	3,444	(3,444)	–	–	(3,688)	–	(3,688)	(207)
Other income/(expense)[15]	(2,710)	–	(4)	(2,714)	–	4,220	1,506	156	155

Net operating income[16]	21,179	(3,444)	(116)	17,619	(3,688)	2,374	16,305	(23)	13

Loan impairment charges and other credit risk provisions	(16,795)	–	(8)	(16,803)	–	1,139	(15,664)	7	7

Net operating income	4,384	(3,444)	(124)	816	(3,688)	3,513	641	(85)	431

Operating expenses (excluding goodwill impairment)	(9,359)	–	58	(9,301)	–	910	(8,391)	10	10
Goodwill impairment	(10,564)	–	–	(10,564)	–	10,564	–	100	100

Operating loss	(15,539)	(3,444)	(66)	(19,049)	(3,688)	14,987	(7,750)	50	79

Income from associates	11	–	(1)	10	–	2	12	9	20

Loss before tax	(15,528)	(3,444)	(67)	(19,039)	(3,688)	14,989	(7,738)	50	79

For footnotes, see page 149.

Review of business performance
In North America, HSBC reported a loss before tax of US$7.7 billion in 2009 compared with a loss of US$15.5 billion in 2008. On an underlying basis, excluding US$3.7 billion of fair value movements on HSBC’s own debt, and also excluding an impairment charge of US$10.6 billion in 2008 to fully write-off goodwill in respect of North America Personal Financial Services, the pre-tax loss fell by 52 per cent to US$4.1 billion. This improved performance was largely due to a marked reduction in write-downs and losses in Global Banking and Markets, lower loan impairment charges in Personal Financial Services and lower operating expenses following the closure of the Consumer Lending branch network at the beginning of 2009, partly offset by higher loan impairment charges and other credit risk provisions in the corporate and commercial, and Private Banking, books.
Net interest income in 2009 declined by 10 per cent, mainly reflecting reduced asset balances in the legacy consumer finance portfolios, increases in average delinquencies and modified loans (which generate lower yields), the compression of deposit spreads and lower revenue from Balance Sheet Management activities. These effects were partly offset by lower funding costs from the decline in interest rates and higher credit card yields which were driven by the effects of re-pricing initiatives, interest rate floors and lower levels of promotional balances.
Loans and advances to customers declined, mainly in HSBC Finance, following decisions taken to cease new originations and run off the residual balances in Mortgage Services, Consumer Lending and vehicle finance. HSBC Bank USA sold US$4.5 billion of prime mortgages in 2009 in addition to normal sale activity. In Card and Retail

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > North America > 2009

Services, balances declined due to lower consumer spending and steps taken by management to mitigate risk and reduce originations, including tightening initial credit-line sales authorisation criteria, closing inactive accounts, decreasing credit lines, restricting underwriting criteria, restricting cash access and reducing marketing expenditure. In the second half of the year, direct marketing mailings and new customer account originations were resumed for portions of the sub-prime credit card portfolio which had held up well through the economic downturn.
     In November 2009, HSBC entered into an agreement to sell the vehicle finance loan servicing operation and US$1.0 billion of associated loans. This transaction is expected to close in the first quarter of 2010.
On an underlying basis and excluding goodwill impairment in 2008, the pre-tax loss in North America halved.
     In December 2009, HSBC Finance revised the write-off period for its real estate secured and other personal lending portfolios in order to reflect changed customer behaviour, aligning it with the policy used across the Group. As a consequence of this, real estate secured loan balances are now written down to net realisable value generally no later than the end of the month in which the account becomes 180 days delinquent, and personal lending products balances are now written off no later than the end of the month in which the account becomes 180 days delinquent. This change did not have a material effect on financial results as write-offs were offset with releases of related impairment allowances. However, the write-offs resulted in a US$3.3 billion reduction in gross balances in Mortgage Services and Consumer Lending.
     Asset spreads narrowed slightly in the Mortgage Services and Consumer Lending portfolios as the effect of credit quality deterioration and increased loan modifications were partly offset by lower funding costs. Vehicle finance spreads widened due to lower funding costs. In Card and Retail Services, spreads widened due to lower funding costs, re-pricing initiatives, lower levels of promotional balances and interest rate floors on portions of the portfolio. In Global Banking and Markets and Commercial Banking, asset spreads widened, primarily due to loan repricing and lower funding costs.
     Customer deposit balances were broadly unchanged. In Global Banking and Markets, reduced deposits reflected the decline in assets being funded. This reduction was partly offset in both Personal
Financial Services and Commercial Banking, which were successful in increasing deposits through Premier, the expanded branch network and various internet-based propositions. Liability spreads tightened as base rates declined, although spreads widened in the second half of 2009 as rates paid to customers decreased in line with major competitors.
     Net interest income from Balance Sheet Management fell, despite strong performance in the first half of the year, affected by risk management initiatives which included selling higher yielding assets and reinvesting the proceeds in assets with a reduced risk profile, resulting in lower yield.
     Net fee income declined by 7 per cent to US$4.8 billion, driven by lower late, overlimit, interchange and cash advance fees in the US credit cards business. This was mainly due to a reduction in cards in issue, lower transaction volumes and changes in customer behaviour. Fee income from enhancement services also decreased due to lower balances and fewer accounts, and the discontinuance of all but one partner relationship and a change in product mix to lower revenue products led to a decline in fee income from Taxpayer Financial Services. In Global Banking and Markets, fee income from underwriting increased, driven by higher debt origination volumes.
     Net trading income of US$331 million compared with a net trading loss of US$3.1 billion in 2008, primarily due to significantly lower write-downs on exposures in Global Banking and Markets, as the effect of downgrades of monoline insurers and mortgage-backed securities were far less marked than in 2008. Revenue from foreign exchange fell, following a record performance in 2008 in which there had been unprecedented levels of market volatility and wider spreads. In Global Banking, fair value losses were recorded on certain credit default swap transactions used to hedge corporate loan exposures following the tightening of credit spreads, compared with gains in 2008.
     Net income from financial instruments designated at fair value declined by 35 per cent to US$192 million, as income from ineffective interest rate hedges related to long-term debt issued by the Group’s subsidiaries in North America reduced.
     Gains less losses from financial investments were US$296 million, compared with a net loss of US$123 million in 2008. Gains in the current year were largely attributable to the sale of mortgage-backed securities, compared with losses on the sale of US government agency securities in 2008. Gains from the sale of Visa shares in 2008 did not recur.

     Net earned insurance premiums declined by 21 per cent as lower loan balances and the discontinuation of real estate originations in HSBC Finance led to lower premiums from payment protection insurance products.
     Other operating income was US$566 million compared with US$26 million in 2008 due to lower losses on sales of repossessed properties during 2009. House prices began to stabilise during the second half of the year and this resulted in less deterioration in value in the time between taking title and selling the property. Also, there were further delays in the foreclosure process in 2009, resulting in lower inventory levels and fewer sales. In addition, HSBC Finance recognised gains from the refinement of the income recognition methodology of long-term insurance contracts, and gains on the sale of prime mortgages in HSBC Bank USA increased.
     Net insurance claims incurred and movements in liabilities to policyholders increased marginally to US$241 million as higher claims and an increase in liabilities for credit protection policies written against the US prime mortgage book were largely offset by reduced life insurance and disability claims due to a decline in the number of policies underwritten.
     Loan impairment charges and other credit risk provisions decreased by 7 per cent to US$15.7 billion. Lower loan impairment charges in HSBC Finance were partly offset by increases in loan impairment charges and other credit risk provisions in Global Banking and Markets, Commercial Banking, the US prime mortgage book and Private Banking.
Loan impairment charges in US consumer finance fell by 12 per cent to US$13.5 billion.
     Loan impairment charges in US consumer finance decreased by 12 per cent to US$13.5 billion, due to a stabilisation in delinquency trends. In the Mortgage Services portfolio, loan impairment charges fell by 40 per cent to US$2.1 billion as the portfolio progressed further into run-off. By contrast, there was a 4 per cent rise in loan impairment charges in Consumer Lending, primarily in the unsecured portfolio due to a deterioration in the 2006 and 2007 vintages and, to a lesser extent, first lien real estate secured loans. This was partly offset by lower loan impairment charges for second lien real estate secured loans, reflecting a reduction in portfolio risk factors as delinquency trends stabilised and the outlook for current inherent losses on certain first lien real estate secured vintages improved. The change in write-off period referred above had no significant effect on loan impairment charges.
     In Card and Retail Services, loan impairment charges decreased by 4 per cent, due to lower loan balances, reflecting lower consumer spending and actions taken to manage risk, and stable credit conditions. In addition, the outlook for future loss estimates improved: the effect of higher unemployment on losses was not as severe as had been predicted, in part due to tighter underwriting; fuel prices declined; and government stimulus activities helped household cashflow. These developments occurred despite the continued deterioration of the US economy and higher levels of unemployment and personal bankruptcy filings.
     In Personal Financial Services in HSBC Bank USA, loan impairment charges rose by 18 per cent to US$616 million, mainly in the prime residential mortgage portfolios. Higher delinquencies and losses were experienced due to credit quality deterioration and continued weakness in house prices in certain markets.
     Loan impairment charges and other credit risk provisions in Global Banking and Markets rose from US$198 million to US$621 million, driven by deterioration in the credit position of certain corporate clients and additional impairments recognised in respect of certain ABSs held in the available-for-sale portfolio which reflected mark-to-market losses. In Commercial Banking, loan impairment charges rose by 15 per cent to US$519 million as the recession adversely affected the commercial real estate and construction portfolios in the US, and the commercial real estate, manufacturing, trade and service sectors in Canada. In Private Banking, higher loan impairment charges were attributable to a single specific charge.
     Further commentary on delinquency trends in the US Personal Financial Services portfolios is provided in ‘Areas of special interest – personal lending’ on page 215.
     Operating expenses declined to US$8.4 billion. Apart from the non-recurrence of a US$10.6 billion charge for the impairment of the goodwill of the North American Personal Financial Services business, savings from the decision to discontinue originations and close branches in the Consumer Lending business and other cost reduction initiatives drove expense reduction. Restructuring costs associated with the closure of the branch network amounted to US$150 million. Staff costs decreased as a result of lower staff numbers, offsetting higher performance-related costs in Global Banking and Markets. General and administrative costs declined with lower marketing costs in Card and Retail Services as a significant element as origination

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > North America > 2009

activity was curtailed. Deposit insurance expenses increased by US$143 million following a Federal Deposit Insurance Corporation special assessment in response to the bail out of a number of regional banks.
2008 compared with 2007
Economic briefing
Economic conditions proved very difficult in the US during 2008 as the economy entered a period of recession. Overall GDP growth slowed to just 1.1 per cent for the year, down from 2 per cent in 2007. In common with many other economies, much of this weakness was concentrated in the final months of 2008 as fourth quarter GDP registered the largest quarterly decline for 26 years. Economic weakness proved broad-based across most areas of the economy, with the notable exception of net exports. Housing sales and residential construction activity both declined from already depressed levels, with house prices continuing to fall in most regions and mortgage delinquencies continuing to rise. Labour market conditions weakened throughout the course of the year as the unemployment rate rose from 4.9 per cent in January to a 15-year high of 7.2 per cent in December 2008. The annual CPI rate reached a 17-year high of 5.6 per cent in July 2008 before moderating sharply to stand at just 0.1 per cent by the year-end. A combination of falling asset values and weak employment conditions undermined consumer confidence and household spending growth turned negative during the second half of 2008. The Standard & Poor’s S&P 500 stock market index fell by 38 per cent during the year. Faced with this deterioration in economic activity and financial conditions, the Federal Reserve lowered short-term interest rates by 425 basis points during the course of 2008, leaving the Funds’ target rate within a narrow range of between zero and 25 basis points, while a number of liquidity initiatives were also introduced.
     Canadian GDP increased by 0.4 per cent during the first eleven months of 2008 compared with the equivalent period of 2007, with growth slowing markedly during the second half of the year, due predominantly to weaker external demand. Labour market conditions deteriorated as the unemployment rate rose from a historical low of 5.8 per cent in January 2008 to finish the year at 6.6 per cent. After rising to a level of 3.5 per cent in August 2008, the headline rate of consumer price inflation slowed to 1.2 per cent by the year-end. The core rate of inflation remained below 2.0 per cent throughout the year. Responding to the deteriorating economic outlook, the Bank of Canada cut its overnight interest rate from 4.25 per cent at the end of 2007 to 1.5 per cent in December 2008.

Reconciliation of reported and underlying profit/(loss) before tax

	2008 compared with 2007
		2007		2007
	2007	adjustments		at 2008	2008		Under-	2008	Re-	Under-
	as	and dilution	Currency	exchange	adjust-		lying	as	ported	lying
	reported	gains [10]	translation [11]	rates [17]	ments	[10]	change	reported	change [13]	change [13]
North America	US$m	US$m	US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	14,847	1	7	14,855	–		363	15,218	2	2
Net fee income	5,810	(105)	1	5,706	–		(479)	5,227	(10)	(8)
Changes in fair value[14]		1,760	(1,760)	–	–		3,444	–	3,444	96
Other income/(expense)[15]	366	(18)	–	348	–		(3,058)	(2,710)	(840)	(879)

Net operating income[16]	22,783	(1,882)	8	20,909	3,444		(3,174)	21,179	(7)	(15)

Loan impairment charges and other credit risk provisions	(12,156)	–	12	(12,144)	–		(4,651)	(16,795)	(38)	(38)

Net operating income	10,627	(1,882)	20	8,765	3,444		(7,825)	4,384	(59)	(89)

Operating expenses (excluding goodwill impairment)	(10,556)	98	(6)	(10,464)	–		1,105	(9,359)	11	11
Goodwill impairment	–	–	–	–	–		(10,564)	(10,564)

Operating profit/(loss)	71	(1,784)	14	(1,699)	3,444		(17,284)	(15,539)	(21,986)	(1,017)

Income from associates	20	–	–	20	–		(9)	11	(45)	(45)

Profit/(loss) before tax	91	(1,784)	14	(1,679)	3,444		(17,293)	(15,528)	(17,164)	(1,030)

For footnotes, see page 149.

Review of business performance
HSBC’s operations in North America reported a pre-tax loss of US$15.5 billion in 2008, compared with a pre-tax profit of US$91 million in 2007. On an underlying basis, the loss before tax was US$17.3 billion worse at US$19.0 billion.
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
     Lending balances declined as the mortgage services portfolio continued to run-off, originations ceased during the year within the dealer and direct-to-consumer channels in vehicle finance, and tighter underwriting criteria in consumer lending constrained customer eligibility for finance. In addition, US$8.2 billion of mortgages were sold from the US real estate secured portfolios during the year. These factors were partly offset by a change in mix towards higher-yielding credit card loans and reduced levels of prepayments that resulted in loans remaining on the balance sheet longer. At the end of February 2009, HSBC authorised the discontinuation as soon as practicable of all new receivable originations of all products by the branch-based consumer lending business of HSBC Finance in North America (see page 215).
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
     Net income from financial instruments designated at fair value rose by US$304 million to US$293 million due to income from ineffective hedges related to long-term debt issued by the Group’s subsidiaries in North America.
     Gains less losses from financial investments declined, mainly due to losses on US government agency securities in 2008 and the non-recurrence of the sale of MasterCard shares, partly offset by gains from the Visa IPO in 2008.
     Net earned insurance premiums decreased by 13 per cent to US$390 million, driven by lower credit related premiums in HSBC Finance due to declining loan volumes.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > North America > 2008 / Profit/(loss) before tax by customer group

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
     In the Mortgage Services business, loan impairment charges rose by 14 per cent to US$3.5 billion as the 2005 and 2006 vintages continued to season and experience rising delinquency. Run-off of the portfolio slowed in light of continued house price depreciation which, along with the constrained credit environment, restricted refinancing options for personal customers. In consumer lending, loan impairment charges rose by 39 per cent to US$5.7 billion. In the second half of 2008, delinquency rates began to accelerate particularly in the first lien portfolios in the parts of the country most affected by house price depreciation and rising unemployment rates. In HSBC USA, loan impairment charges rose by 76 per cent to US$2.6 billion driven by credit quality deterioration across the Home Equity line of credit, Home Equity loan, prime first lien residential mortgage and private label card portfolios.
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

Analysis by customer group and global business
Profit/(loss) before tax

	2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	11,244	1,391	999	178	(84)	(58)	13,670

Net fee income	3,174	453	1,045	142	3	–	4,817

Trading income/(expense) excluding net interest income	257	(10)	(179)	(3)	(30)	–	35
Net interest income/(expense) on trading activities	60	3	175	(1)	1	58	296

Net trading income/(expense) [42]	317	(7)	(4)	(4)	(29)	58	331

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(3,497)	–	(3,497)
Net income from other financial instruments designated at fair value	–	–	–	–	1	–	1

Net expense from financial instruments designated at fair value	–	–	–	–	(3,496)	–	(3,496)
Gains less losses from financial investments	16	3	277	–	–	–	296
Dividend income	21	5	27	2	(2)	–	53
Net earned insurance premiums	309	–	–	–	–	–	309
Other operating income	9	162	317	11	1,828	(1,761)	566

Total operating income/(expense)	15,090	2,007	2,661	329	(1,780)	(1,761)	16,546

Net insurance claims[43]	(241)	–	–	–	–	–	(241)

Net operating income/(expense)[16]	14,849	2,007	2,661	329	(1,780)	(1,761)	16,305

Loan impairment charges and other credit risk provisions	(14,424)	(519)	(621)	(98)	(2)	–	(15,664)

Net operating income/(expense)	425	1,488	2,040	231	(1,782)	(1,761)	641

Operating expenses	(5,651)	(958)	(1,328)	(281)	(1,934)	1,761	(8,391)

Operating profit/(loss)	(5,226)	530	712	(50)	(3,716)	–	(7,750)

Share of profit/(loss) in associates and joint ventures	–	13	–	–	(1)	–	12

Profit/(loss) before tax	(5,226)	543	712	(50)	(3,717)	–	(7,738)

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(73.8)	7.7	10.1	(0.7)	(52.6)		(109.3)
Cost efficiency ratio	38.1	47.7	49.9	85.4	(108.7)		51.5

Balance sheet data[41]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	151,671	31,292	18,654	5,236	–		206,853
Total assets	179,597	38,232	260,131	6,572	2,071	(11,589)	475,014
Customer accounts	74,228	42,900	19,095	12,834	100		149,157
For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > North America > Profit/(loss) before tax by customer group

Profit/(loss) before tax (continued)

	2008
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	12,632	1,480	1,064	224	22	(204)	15,218

Net fee income/(expense)	3,896	391	818	181	(59)	–	5,227

Trading income/(expense) excluding net interest income	(250)	5	(3,516)	10	(128)	–	(3,879)
Net interest income/(expense) on trading activities	66	–	584	–	(110)	204	744

Net trading income/(expense)[42]	(184)	5	(2,932)	10	(238)	204	(3,135)

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	3,736	–	3,736
Net income/(expense) from other financial instruments designated at fair value	(2)	–	(1)	–	4	–	1

Net income/(expense) from financial instruments designated at fair value	(2)	–	(1)	–	3,740	–	3,737
Gains less losses from financial investments	65	5	(209)	–	19	–	(120)
Dividend income	36	11	27	3	–	–	77
Net earned insurance premiums	390	–	–	–	–	–	390
Other operating income/(expense)	(426)	140	240	20	1,419	(1,370)	23

Total operating income/(expense)	16,407	2,032	(993)	438	4,903	(1,370)	21,417

Net insurance claims[43]	(238)	–	–	–	–	–	(238)

Net operating income/(expense)[16]	16,169	2,032	(993)	438	4,903	(1,370)	21,179

Loan impairment charges and other credit risk provisions	(16,132)	(449)	(198)	(16)	–	–	(16,795)

Net operating income/(expense)	37	1,583	(1,191)	422	4,903	(1,370)	4,384

Operating expenses (excluding goodwill impairment)	(6,701)	(937)	(1,384)	(339)	(1,368)	1,370	(9,359)
Goodwill impairment	(10,564)	–	–	–	–	–	(10,564)

Operating profit/(loss)	(17,228)	646	(2,575)	83	3,535	–	(15,539)

Share of profit/(loss) in associates and joint ventures	–	12	–	–	(1)	–	11

Profit/(loss) before tax	(17,228)	658	(2,575)	83	3,534	–	(15,528)

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(185.1)	7.1	(27.7)	0.9	38.0		(166.8)
Cost efficiency ratio	106.8	46.1	(139.4)	77.4	27.9		94.1

Balance sheet data[41]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	179,663	35,725	35,583	5,243	–		256,214
Total assets	205,722	42,211	348,347	7,054	3,323	(10,355)	596,302
Customer accounts	65,830	39,105	23,844	14,657	96		143,532
For footnotes, see page 149.

	2007
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	13,175	1,558	378	273	(17)	(520)	14,847

Net fee income/(expense)	4,571	338	701	279	(79)	–	5,810

Trading income/(expense) excluding net interest income	(349)	(2)	(871)	11	(78)	–	(1,289)
Net interest income/(expense) on trading activities	134	–	137	–	(44)	520	747

Net trading income/(expense)[42]	(215)	(2)	(734)	11	(122)	520	(542)

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	1,750	–	1,750
Net income/(expense) from other financial instruments designated at fair value	–	–	11	–	(11)	–	–

Net income from financial instruments designated at fair value	–	–	11	–	1,739	–	1,750
Gains less losses from financial investments	176	(1)	65	2	3	–	245
Dividend income	47	1	57	–	–	–	105
Net earned insurance premiums	449	–	–	–	–	–	449
Other operating income/(expense)	(5)	88	167	34	1,480	(1,404)	360

Total operating income	18,198	1,982	645	599	3,004	(1,404)	23,024

Net insurance claims[43]	(241)	–	–	–	–	–	(241)

Net operating income[16]	17,957	1,982	645	599	3,004	(1,404)	22,783

Loan impairment charges and other credit risk provisions	(11,909)	(191)	(46)	(10)	–	–	(12,156)

Net operating income	6,048	1,791	599	589	3,004	(1,404)	10,627

Total operating expenses	(7,594)	(893)	(1,562)	(415)	(1,496)	1,404	(10,556)

Operating profit/(loss)	(1,546)	898	(963)	174	1,508	–	71

Share of profit/(loss) in associates and joint ventures	–	22	(2)	–	–	–	20

Profit/(loss) before tax	(1,546)	920	(965)	174	1,508	–	91

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(6.4)	3.8	(4.0)	0.7	6.3		0.4
Cost efficiency ratio	42.3	45.1	242.2	69.3	49.8		46.3

Balance sheet data[41]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	218,676	38,930	26,186	6,068	–		289,860
Total assets	252,304	46,247	263,008	20,073	1,095	(8,409)	574,318
Customer accounts	61,824	36,306	30,732	16,187	124		145,173
For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Latin America > 2009

Latin America
Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2009
Argentina	24	86	122	–	–	232
Brazil	(224)	211	515	5	3	510
Mexico	(31)	66	230	7	–	272
Panama	69	55	24	–	–	148
Other	(54)	(19)	40	(1)	(4)	(38)

	(216)	399	931	11	(1)	1,124

2008
Argentina	–	111	113	–	–	224
Brazil	250	348	298	8	6	910
Mexico	360	157	190	7	–	714
Panama	51	37	33	–	–	121
Other	7	53	7	1	–	68

	668	706	641	16	6	2,037

2007
Argentina	36	75	90	–	–	201
Brazil	293	286	297	9	(6)	879
Mexico	514	333	113	11	9	980
Panama	45	18	16	7	–	86
Other	5	28	1	(2)	–	32

	893	740	517	25	3	2,178

Loans and advances to customers (net) by country

	At 31 December
	2009	2008	2007
	US$m	US$m	US$m
Argentina	2,319	2,356	2,485
Brazil	22,765	18,255	18,491
Mexico	12,114	12,211	18,059
Panama	5,989	4,538	4,158
Other	4,442	4,927	4,730

	47,629	42,287	47,923

Customer accounts by country

	At 31 December
	2009	2008	2007
	US$m	US$m	US$m
Argentina	3,083	2,988	2,779
Brazil	39,022	27,857	26,231
Mexico	18,195	17,652	22,307
Panama	6,996	5,185	5,062
Other	5,593	5,761	4,913

	72,889	59,443	61,292

Profit before tax

	2009	2008	2007
Latin America	US$m	US$m	US$m

Net interest income	5,573	6,458	5,576

Net fee income	1,729	2,167	2,153

Net trading income	848	701	548

Changes in fair value of long-term debt issued and related derivatives	–	–	–
Net income from other financial instruments designated at fair value	495	364	320

Net income from financial instruments designated at fair value	495	364	320
Gains less losses from financial investments	168	176	253
Gains arising from dilution of interests in associates	–	–	11
Dividend income	11	20	9
Net earned insurance premiums	1,900	1,717	1,594
Other operating income	133	300	228

Total operating income	10,857	11,903	10,692

Net insurance claims incurred and movement in liabilities to policyholders	(1,833)	(1,390)	(1,427)

Net operating income before loan impairment charges and other credit risk provisions	9,024	10,513	9,265

Loan impairment charges and other credit risk provisions	(2,526)	(2,492)	(1,697)

Net operating income	6,498	8,021	7,568

Total operating expenses	(5,375)	(5,990)	(5,402)

Operating profit	1,123	2,031	2,166

Share of profit in associates and joint ventures	1	6	12

Profit before tax	1,124	2,037	2,178

	%	%	%

Share of HSBC’s profit before tax	15.9	21.9	9.0
Cost efficiency ratio	59.6	57.0	58.3

Year-end staff numbers (full-time equivalent)	54,288	58,559	64,404
Balance sheet data41

	At 31 December
	2009	2008	2007
	US$m	US$m	US$m

Loans and advances to customers (net)	47,629	42,287	47,923
Loans and advances to banks (net)	18,608	14,572	12,675
Trading assets, financial assets designated at fair value, and financial investments	28,779	18,753	24,715
Total assets	115,967	102,946	102,649
Deposits by banks	5,421	5,598	4,092
Customer accounts	72,889	59,443	61,292
For footnote, see page 149.
All commentaries on Latin America are on an underlying basis unless stated otherwise.

2009 compared with 2008
Economic briefing
A mixture of weak external demand and the disruption caused by the H1N1 virus contributed to a substantial deterioration in economic conditions in Mexico during the first half of 2009. The period of recession ended decisively as the economy improved strongly during the third quarter of the year, but the previous sharp decline in activity had left GDP some
6.2 per cent below the comparable figure in 2008. The annual CPI rate continued to moderate, falling from 6.5 per cent in December 2008 to 3.6 per cent in December 2009. In response to the deterioration in economic conditions, the Bank of Mexico cut its overnight interest rate by 375 basis points during the first seven months of 2009 to 4.5 per cent by the end of the year.
     The Brazilian economy experienced a mild contraction during the early months of 2009 but

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Latin America > 2009

returned to growth during the second quarter of the year, helped by a recovery in household consumption and a broader stabilisation of external demand and commodity prices. Starting the year at unusually low levels, the unemployment rate increased during the early months of 2009 relative to the comparable period of 2008, before declining to the historically low level of 6.8 per cent in December 2009. The annual CPI rate moderated from 5.9 per cent in December 2008 to a level slightly below the central banks’ targeted rate of 4.5 per cent at the year end. Faced with this softening of economic conditions and diminishing inflationary pressures, the central bank of Brazil reduced the policy Selic target rate by a cumulative 500 basis points during the first seven months of 2009, placing the rate at 8.75 per cent at the end of the period.
In Argentina, economic activity was adversely affected by the decline in external demand during 2009, with a very weak level of growth being reported around the middle of the year. Industrial production is reported to have risen by 0.4 per cent during 2009. The improving global and regional outlook during the second half of 2009 and a recovery in commodity prices provided some relief to the economy, enabling interest rates to ease.

Reconciliation of reported and underlying profit before tax

	2009 compared with 2008
		2008		2008	2009
	2008	acquisitions		at 2009	acquisitions		Under-	2009	Re-	Under-
	as	and	Currency	exchange	and		lying	as	ported	lying
	reported	disposals [10]	translation [11]	rates [12]	disposals	[10]	change	reported	change [13]	change [13]
Latin America	US$m	US$m	US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	6,458	–	(783)	5,675	–		(102)	5,573	(14)	(2)
Net fee income	2,167	–	(291)	1,876	–		(147)	1,729	(20)	(8)
Other income[15]	1,888	(71)	(220)	1,597	–		125	1,722	(9)	8

Net operating income[16]	10,513	(71)	(1,294)	9,148	–		(124)	9,024	(14)	(1)

Loan impairment charges and other credit risk provisions	(2,492)	–	294	(2,198)	–		(328)	(2,526)	(1)	(15)

Net operating income	8,021	(71)	(1,000)	6,950	–		(452)	6,498	(19)	(7)

Operating expenses	(5,990)	–	709	(5,281)	–		(94)	(5,375)	10	(2)

Operating profit	2,031	(71)	(291)	1,669	–		(546)	1,123	(45)	(33)

Income from associates	6	–	(2)	4	–		(3)	1	(83)	(75)

Profit before tax	2,037	(71)	(293)	1,673	–		(549)	1,124	(45)	(33)

For footnotes, see page 149.

Review of business performance
HSBC’s operations in Latin America reported pre-tax profits of US$1.1 billion, compared with US$2.0 billion in 2008. On an underlying basis, pre-tax profits decreased by 33 per cent, primarily attributable to significantly higher loan impairment charges in Personal Financial Services and Commercial Banking and lower revenues in Personal Financial Services. Global Banking and Markets’ performance improved driven by strong results in trading and Balance Sheet Management.
     2009 was a year of consolidating risk policies and strongly emphasising cost control. Additional capital was injected into Brazil and Mexico during the fourth quarter of 2009, in line with the Group strategy of focusing on emerging markets. In both Panama and Argentina, strong results were achieved in spite of the challenging economic environment.
However, performance in Honduras, Costa Rica and El Salvador was significantly affected by higher loan impairment charges and lower income. One HSBC and Group systems were implemented in Chile and the operations in Panama were fully integrated.
Net interest income remained broadly in line with 2008 excluding the one-off interest income which arose on recovery of transactional taxes on insurance transactions in Brazil in 2008. Net interest income decreased in Personal Financial Services as average customer lending volumes declined, primarily driven by actions taken to tighten credit criteria and manage down existing higher risk portfolios including credit cards, personal loans and vehicle finance. The effect was partly offset by higher income on increased lending to commercial customers, primarily in Brazil. Repricing initiatives taken during 2008 and early 2009 drove increased spreads on lending products.

     Average customer deposit balances rose, resulting from an increase in commercial and Global Banking balances. In Mexico, Personal Financial Services launched new deposit products to mitigate the fall in deposits. Deposits Spreads narrowed due to falling interest rates, also primarily in Mexico.
     Interest income rose in Balance Sheet Management, primarily in Brazil.
     Net fee income declined by 8 per cent. Tighter credit origination criteria resulted in lower credit card fees in Mexico. Account service fees also fell, primarily due to lower transaction volumes. Weak equity market performance in Brazil led to lower assets under management and related fee income. This was partly offset by growth in restructuring fees in Global Banking and Markets.
Below inflation increase in operating expenses reflected significant cost control measures in Latin America.
     Net trading income rose by 42 per cent due to a strong performance in Global Banking and Markets, particularly in the first half of the year in Brazil. This resulted from increased foreign exchange and Rates trading income, which benefited from early positioning against interest rate movements in a volatile market.
     Net income from financial instruments designated at fair value rose by 36 per cent, primarily from higher insurance-related assets. This resulted from business growth and a recovery of the Brazilian equity markets as well as an increase in the fair value of fixed income securities held in support of personal pension portfolios in the country. An offsetting increase was recorded in net insurance claims incurred and movement in liabilities to policyholders.
     Net earned insurance premiums rose by 24 per cent, driven by higher sales of pension and life assurance products. In addition, a number of customers in Brazil switched their personal pension annuities to HSBC. These gains were partially offset by the impact of the 2008 nationalisation of the pension system in Argentina on the annuities business there.
     Net insurance claims incurred and movement in liabilities to policyholders rose, primarily as a result of the fair value movement on financial instruments referred to above and insurance business growth.
     Other operating income fell by 29 per cent, largely due to the non-recurrence of gains arising in 2008 on a refinement of the income recognition methodology used in respect of long-term insurance contracts in Brazil. In 2009, a one-off gain was realised on the sale of the head office in Argentina.
     Loan impairment charges and other credit risk provisions rose by 15 per cent as economic conditions deteriorated across the region. In the first half of 2009, delinquencies rose as GDP fell and unemployment increased. The situation was exacerbated by the H1N1 virus in Mexico and the related economic shutdown. With the introduction of enhanced credit risk management techniques and gradual economic recovery, loan impairment charges in the second half of 2009 decreased by 11 per cent compared with the second half of 2008 and by 27 per cent on the first half of 2009.
     In Personal Financial Services, the combination of portfolio seasoning, which followed expansion in market share in previous years, and increased delinquencies in secured and unsecured personal lending products such as personal loans and payroll loans in Brazil and cards and mortgages in Mexico, resulted in higher loan impairment charges, mainly in the first half of 2009. Some payroll loan portfolios were run down in Brazil, as were several consumer finance and unsecured portfolios in Mexico. Loan impairment charges in Personal Financial Services fell by 8 per cent in the second half of the year compared with the same period in 2008 and by 27 per cent compared with the first half of 2009.
     Loan impairment charges rose in commercial lending portfolios, primarily in Business Banking and mid-market business segments in Brazil, as trade levels fell as a consequence of the global economic slowdown. This was partly offset by net releases in loan impairment charges in Global Banking and Markets when compared with a net charge in 2008.
     Operating expenses increased slightly by 2 per cent, well below the inflation rates of the main economies in which HSBC operates, reflecting significant cost control measures. The benefit from the reduction in staff numbers, which began in 2008 and continued in 2009, was partially offset by union-agreed pay rises. Savings in general and administrative costs were offset by investment expenditure on regional initiatives to centralise certain back office processes, and the implementation of One HSBC and Group systems intended to drive future operational efficiencies. Costs also increased in the form of higher litigation expenses and transactional taxes, the latter partly from the non-recurrence of a recovery of transactional taxes in the insurance business in 2008.

HSBC HOLDINGS PLC
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

Reconciliation of reported and underlying profit before tax

	2008 compared with 2007
		2007
		acquisitions,		2007	2008
	2007	disposals		at 2008	acquisitions		Under-	2008	Re-	Under-
	as	& dilution	Currency	exchange	and		lying	as	ported	lying
	reported	gains [10]	translation [11]	rates [17]	disposals	[10]	change	reported	change [13]	change [13]
Latin America	US$m	US$m	US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	5,576	–	155	5,731	–		727	6,458	16	13
Net fee income	2,153	–	58	2,211	–		(44)	2,167	1	(2)
Other income[15]	1,536	(11)	23	1,548	71		269	1,888	23	17

Net operating income[16]	9,265	(11)	236	9,490	71		952	10,513	13	10

Loan impairment charges and other credit risk provisions	(1,697)	–	(64)	(1,761)	–		(731)	(2,492)	(47)	(42)

Net operating income	7,568	(11)	172	7,729	71		221	8,021	6	3

Operating expenses	(5,402)	–	(190)	(5,592)	–		(398)	(5,990)	(11)	(7)

Operating profit	2,166	(11)	(18)	2,137	71		(177)	2,031	(6)	(8)

Income from associates	12	–	–	12	–		(6)	6	(50)	(50)

Profit before tax	2,178	(11)	(18)	2,149	71		(183)	2,037	(6)	(9)

For footnotes, see page 149.

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

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Latin America > Profit/(loss) before tax by customer group

Analysis by customer group and global business
Profit/(loss) before tax

	2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	3,736	1,544	590	19	(5)	(311)	5,573

Net fee income	948	490	251	28	12	–	1,729

Trading income excluding net interest income	25	38	573	3	–	–	639
Net interest income/(expense) on trading activities	4	2	(108)	–	–	311	209

Net trading income[42]	29	40	465	3	–	311	848

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	–	–	–
Net income/(expense) from other financial instruments designated at fair value	510	12	(38)	–	11	–	495

Net income/(expense) from financial instruments designated at fair value	510	12	(38)	–	11	–	495
Gains less losses from financial investments	91	–	77	–	–	–	168
Dividend income	9	1	1	–	–	–	11
Net earned insurance premiums	1,752	105	43	–	–	–	1,900
Other operating income/(expense)	170	35	24	2	(1)	(97)	133

Total operating income	7,245	2,227	1,413	52	17	(97)	10,857

Net insurance claims[43]	(1,750)	(58)	(25)	–	–	–	(1,833)

Net operating income[16]	5,495	2,169	1,388	52	17	(97)	9,024

Loan impairment (charges)/ recoveries and other credit risk provisions	(2,046)	(534)	57	–	(3)	–	(2,526)

Net operating income	3,449	1,635	1,445	52	14	(97)	6,498

Total operating expenses	(3,666)	(1,236)	(514)	(41)	(15)	97	(5,375)

Operating profit/(loss)	(217)	399	931	11	(1)	–	1,123

Share of profit in associates and joint ventures	1	–	–	–	–	–	1

Profit/(loss) before tax	(216)	399	931	11	(1)	–	1,124

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(3.1)	5.6	13.2	0.2	–		15.9
Cost efficiency ratio	66.7	57.0	37.0	78.8	88.2		59.6

Balance sheet data [41]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	19,748	18,205	9,645	31	–		47,629
Total assets	35,236	23,212	57,491	328	281	(581)	115,967
Customer accounts	30,628	19,775	20,142	2,344	–		72,889
For footnotes, see page 149.

	2008
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	4,582	1,637	579	22	(35)	(327)	6,458

Net fee income	1,339	536	248	35	9	–	2,167

Trading income excluding net interest income	123	27	200	3	4	–	356
Net interest income/(expense) on trading activities	7	4	8	–	(2)	327	345

Net trading income[42]	130	31	208	3	2	327	701

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	–	–	–
Net income from other financial instruments designated at fair value	187	–	139	–	38	–	364

Net income from financial instruments designated at fair value	187	–	139	–	38	–	364
Gains less losses from financial investments	132	21	21	2	–	–	176
Dividend income	16	1	3	–	–	–	20
Net earned insurance premiums	1,547	82	88	–	–	–	1,717
Other operating income	244	57	39	3	8	(51)	300

Total operating income	8,177	2,365	1,325	65	22	(51)	11,903

Net insurance claims[43]	(1,281)	(42)	(68)	–	1	–	(1,390)

Net operating income[16]	6,896	2,323	1,257	65	23	(51)	10,513

Loan impairment charges and other credit risk provisions	(2,120)	(340)	(29)	–	(3)	–	(2,492)

Net operating income	4,776	1,983	1,228	65	20	(51)	8,021

Total operating expenses	(4,114)	(1,277)	(587)	(49)	(14)	51	(5,990)

Operating profit	662	706	641	16	6	–	2,031

Share of profit in associates and joint ventures	6	–	–	–	–	–	6

Profit before tax	668	706	641	16	6	–	2,037

	%	%	%	%	%		%

Share of HSBC’s profit before tax	7.2	7.6	6.9	0.2	–		21.9
Cost efficiency ratio	59.7	55.0	46.7	75.4	60.9		57.0

Balance sheet data [41]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	18,523	15,460	8,273	31	–		42,287
Total assets	30,320	19,382	53,870	391	361	(1,378)	102,946
Customer accounts	27,564	14,367	15,384	2,128	–		59,443
For footnotes, see page 149.

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Geographical regions > Latin America > Profit/(loss) before tax by customer group // Products and services

Profit/(loss) before tax (continued)

	2007
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [50]	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	3,983	1,407	410	20	3	(247)	5,576

Net fee income	1,372	485	250	40	6	–	2,153

Trading income excluding net interest income	67	39	164	2	–	–	272
Net interest income on trading activities	10	1	18	–	–	247	276

Net trading income[42]	77	40	182	2	–	247	548

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	–	–	–
Net income from other financial instruments designated at fair value	314	–	6	–	–	–	320

Net income from financial instruments designated at fair value	314	–	6	–	–	–	320
Gains less losses from financial investments	120	51	82	1	(1)	–	253
Gains arising from dilution of interests in associates	–	–	–	–	11	–	11
Dividend income	5	2	2	–	–	–	9
Net earned insurance premiums	1,448	66	80	–	–	–	1,594
Other operating income	145	69	31	8	12	(37)	228

Total operating income	7,464	2,120	1,043	71	31	(37)	10,692

Net insurance claims[43]	(1,330)	(37)	(60)	–	–	–	(1,427)

Net operating income[16]	6,134	2,083	983	71	31	(37)	9,265

Loan impairment (charges)/ recoveries and other credit risk provisions	(1,492)	(212)	13	–	(6)	–	(1,697)

Net operating income	4,642	1,871	996	71	25	(37)	7,568

Total operating expenses	(3,758)	(1,132)	(481)	(46)	(22)	37	(5,402)

Operating profit	884	739	515	25	3	–	2,166

Share of profit in associates and joint ventures	9	1	2	–	–	–	12

Profit before tax	893	740	517	25	3	–	2,178

	%	%	%	%	%		%

Share of HSBC’s profit before tax	3.7	3.1	2.1	0.1	–		9.0
Cost efficiency ratio	61.3	54.3	48.9	64.8	71.0		58.3

Balance sheet data [41]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	21,680	16,243	9,935	65	–		47,923
Total assets	35,181	21,049	46,606	302	261	(750)	102,649
Customer accounts	30,628	15,524	13,950	1,190	–		61,292
For footnotes, see page 149.

Products and services

Personal Financial Services
Personal Financial Services provides 98 million individual and self-employed customers with financial services in over 60 markets worldwide.
     In markets where HSBC already has scale or, in emerging markets where scale can be built over time, HSBC offers its range of personal financial products and services to all customer segments. In other markets, HSBC participates more selectively, targeting only those customer segments which have strong international connectivity or where HSBC’s global scale is crucial.
     Typically, offerings include personal banking products (current and savings accounts, mortgages and personal loans, credit cards, and local and international payment services) and wealth management services (insurance and investment products and financial planning services).
     HSBC Premier (‘Premier’) provides premium banking services to its customers including personalised relationship management, a single online view of all international accounts, free international funds transfer between HSBC accounts, 24-hour priority telephone access, global travel assistance and wealth management services. There are now over 3.4 million Premier customers, who can use more than 370 specially designated Premier branches and centres in 43 markets.
     HSBC Advance offers a range of premium services including preferential day-to-day and international banking while allowing solutions to be customised to meet local requirements.
     Wealth management services play an important part in meeting the needs of customers. Insurance products distributed by HSBC through its direct channels and branch networks include life, property and health insurance as well as pensions and credit protection. HSBC also makes available a wide range of investment products. A choice of third-party and proprietary funds offer customers the ability to diversify their investments across a range of best-in- class fund managers chosen after a rigorous and objective selection process. Comprehensive financial planning services covering customers’ investment, retirement, personal and asset protection needs are offered through qualified financial planning managers.
     Personal customers prefer to conduct their financial business at times convenient to them, using the sales and service channels of their choice. This demand for flexibility is met through the increased provision of direct channels such as the internet and self-service terminals, in addition to traditional and automated branches and service centres accessed by telephone.
     HSBC is a major global credit card issuer with over 100 million credit cards in force in over 50 markets. In addition to HSBC branded cards, a number of markets offer co-branded credit cards and third-party private label cards (or store cards) through merchant relationships.
     High net worth individuals and their families who choose the differentiated services offered within Private Banking are not included in this customer group.
Commercial Banking
HSBC is one of the world’s leading and most international banks, with over 3 million Commercial Banking customers in 63 countries and territories, including sole proprietors, partnerships, clubs and associations, incorporated businesses and publicly quoted companies.
     HSBC divides its Commercial Banking business into corporate, mid-market, business banking upper and business banking mass segments, allowing the development of tailored customer propositions while adopting a broader view of the entire commercial banking sector, from sole traders to top-end mid-market corporations. This allows HSBC to provide continuous support to companies as they grow in size both domestically and internationally, and ensures a clear focus on the business banking sectors, which are typically the key to innovation and growth in market economies.
     HSBC places particular emphasis on geographical collaboration to meet its business customers’ needs and aims to be recognised as the leading international business bank and the best bank for business in target markets. The range of products and services includes:
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
     Payments and cash management: HSBC is a leading provider of domestic and cross-border payments, collections, liquidity management and account services worldwide. The Group’s extensive

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Products and services / Other information > Funds under management network of offices and direct access to numerous local clearing systems enhances its customers’ ability to manage their cash efficiently on a global basis. Deposits are attracted through current accounts and savings products, in local and foreign currencies.
     International trade: HSBC finances and facilitates significant volumes of international trade, under both open account terms and traditional trade finance instruments. HSBC also provides international factoring, commodity and insured export finance, and forfaiting services. The Group utilises its extensive international network to build customer relationships at both ends of trade flows, and maximises efficiency through expertise in document checking and processing, and highly automated systems.
     Treasury and capital markets: Commercial Banking customers are volume users of the Group’s foreign exchange, derivatives and structured product capabilities, including sophisticated currency and interest rate options.
     Commercial cards: HSBC offers commercial card issuing and acquiring services. Commercial card issuing helps customers enhance cash management, improve cost control and streamline purchasing processes. HSBC’s card acquiring services enable merchants to accept credit and debit card payments either in person or when the cardholder is not present (e.g. over the internet or by telephone).
     Insurance: Through its bancassurance model, HSBC offers a full range of commercial insurance products and services to enable customers and company owners to trade and grow safely. Products include key person and life insurance, employee benefits and a variety of commercial risks such as property, liability, cargo and trade credit insurance. These products are provided by HSBC as a manufacturer or an intermediary utilising preferred strategic partners. Upon the completion of the sale of HSBC Insurance Brokers in 2010 a new partnership will be launched with Marsh, the global insurance broker, to provide intermediary services to HSBC’s corporate customers.
     Wealth management services: These include advice and products related to savings and investments provided to Commercial Banking customers and their employees through HSBC’s worldwide network, with clients being referred to Premier and Private Banking where appropriate.
     Investment banking: A small number of Commercial Banking customers need corporate finance and advisory support. These requirements are serviced by the Group on a client-specific basis.
     Delivery channels: HSBC deploys a full range of delivery channels, including specific online and direct banking offerings such as HSBCnet and Business Internet Banking.
Global Banking and Markets
Global Banking and Markets provides tailored financial solutions to major government, corporate and institutional clients worldwide. Managed as a global business, Global Banking and Markets operates a long-term relationship management approach to build a full understanding of clients’ financial requirements. Sectoral client service teams comprising relationship managers and product specialists develop financial solutions to meet individual client needs. With dedicated offices in over 62 countries and access to HSBC’s worldwide presence and capabilities, this business serves subsidiaries and offices of its clients on a global basis.
     Global Banking and Markets is managed as four principal business lines: Global Markets, Global Banking, Global Asset Management and Principal Investments. This structure allows HSBC to focus on relationships and sectors that best fit the Group’s footprint and facilitates seamless delivery of HSBC’s products and services to clients.
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
Global Banking
HSBC’s operations in Global Banking consist of financing, advisory and transaction services for corporations, institutional and private investors, financial institutions, and governments and their agencies. Products include:
•	financing and capital markets, which comprises capital raising, including debt and equity capital, corporate finance and advisory services, bilateral and syndicated lending, leveraged and acquisition finance, structured and project finance, lease finance, and non-retail deposit-taking;

•	international, regional and domestic payments and cash management services; and

•	other transaction services, including trade services, factoring and banknotes.
Global Asset Management
HSBC’s operations in asset management consist of products and services for institutional investors, intermediaries and individual investors and their advisers.
Principal Investments
This includes private equity, which comprises HSBC’s captive private equity funds, strategic relationships with third-party private equity managers and other investments.
Private Banking
HSBC’s presence in all the major wealth-creating regions has enabled it to build one of the world’s leading private banking groups, providing private banking and trustee services to high net worth individuals and their families from over 90 locations in 42 countries and territories, with client assets of US$367 billion at 31 December 2009.
     HSBC Private Bank is the principal marketing name of the HSBC Group’s international private banking business. Utilising the most suitable products from the marketplace, HSBC Private Bank works with its clients to offer both traditional and innovative ways to manage and preserve wealth while optimising returns. Products and services offered include:
     Private Banking Services: These comprise multi-currency deposit accounts and fiduciary deposits, credit and specialist lending, treasury trading services, cash management, securities custody and clearing. In addition, HSBC Private Bank works to ensure that its clients have full access to other products and services available throughout HSBC such as credit cards, internet banking, corporate banking, and investment banking.
     Private Wealth Management: This comprises both advisory and discretionary investment services. A wide range of investment vehicles is covered, including bonds, equities, derivatives, options, futures, structured products, mutual funds and alternatives (hedge funds, private equity and real estate). By accessing regional expertise in six major advisory centres in Hong Kong, Singapore, Geneva, New York, Paris and London, Private Banking seeks to identify the most suitable investments for clients’ needs and investment strategies. Corporate Finance Solutions helps provide clients with cross-border solutions for their companies, working in conjunction with Global Banking & Markets.
     Private Wealth Solutions: These comprise inheritance planning, trustee and other fiduciary services designed to protect wealth and preserve it for future generations through structures tailored to meet the individual needs of each family. Areas of expertise include trusts, foundation and company administration, charitable trusts and foundations, insurance, family office advisory and philanthropy.
Other information

Funds under management

	2009	2008
	US$bn	US$bn
Funds under management
At 1 January	735	844
Net new money	36	(1)
Value change	76	(159)
Exchange and other	10	51

At 31 December	857	735

	At 31 December
	2009	2008
	US$bn	US$bn
Funds under management by business
Global Asset Management	423	370
Private Banking	251	219
Affiliates	3	2
Other	180	144

	857	735

Funds under management at 31 December 2009 were US$857 billion, an increase of 17 per cent when compared with 2008. Both Global Asset Management and Private Banking fund holdings

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Other information > Assets held in custody / Property / Legal proceedings / Data security / Footnotes increased, primarily as a result of the improvement in global equity markets during the year.
     Global Asset Management funds increased by 14 per cent compared with 2008 to US$423 billion as a result of market performance, strong net flows, particularly in Asia, and favourable foreign exchange movements. Emerging markets funds increased during 2009, driven by market performance gains and net flows. HSBC remains one of the world’s largest emerging market asset managers with funds under management of US$90 billion at 31 December 2009.
     Private Banking funds under management increased by 15 per cent to US$251 billion at 31 December 2009, driven by strengthening equity markets, mainly in Europe and Hong Kong.
     Client assets, which provide an indicator of overall Private Banking volumes and include funds under management, were US$367 billion, up by US$15 billion compared with 2008.
     Other funds under management, which are mainly held by a corporate trust business in Asia, increased to US$180 billion.
Assets held in custody and under administration
Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. At 31 December 2009, assets held by HSBC as custodian amounted to US$5.2 trillion, 45 per cent higher than the US$3.6 trillion held at 31 December 2008. This was mainly driven by an increase in the market value of assets.
     HSBC’s assets under administration business, which includes the provision of various support function activities including the valuation of portfolios of securities and other financial assets on behalf of clients, complements the custody business. At 31 December 2009, the value of assets held under administration by the Group amounted to US$2.8 trillion.
Property
At 31 December 2009, HSBC operated from some 10,100 operational properties worldwide, of which approximately 2,600 were located in Europe, 2,900 in Hong Kong and Rest of Asia-Pacific, 800 in North America, 3,500 in Latin America and 300 in the Middle East. These properties had an area of approximately 70.8 million square feet (2008: 73.6 million square feet).
     A gain of US$576 million was recognised in respect of the sale and leaseback of HSBC’s headquarters building at 8 Canada Square, London which was effected through the disposal of the Group’s entire shareholding in Project Maple II B.V. (‘PMII’) to the National Pension Service of Korea. Gains were also realised on the sale of the head office building in Argentina.
     HSBC’s freehold and long leasehold properties, together with all leasehold properties in Hong Kong, were valued in 2009. The value of these properties was US$4.1 billion (2008: US$3.3 billion) in excess of their carrying amount in the consolidated balance sheet. In addition, properties with a net book value of US$1,061 million were held for investment purposes.
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
Legal proceedings
On 27 July 2007, the UK Office of Fair Trading (‘OFT’) issued High Court legal proceedings against a number of UK financial institutions, including HSBC Bank, to determine the legal status and enforceability of certain charges applied to their personal customers in relation to unauthorised overdrafts. In a judgement given on 25 November 2009, the Supreme Court held that provided the relevant charges were in plain and intelligible language, the amount of those charges could not be assessed for fairness by either the OFT or the courts. On 22 December 2009, the OFT announced that it would not be continuing the investigation it began in March 2007 into the fairness of unauthorised overdraft charges following detailed consideration of the Supreme Court judgement.
     In December 2008, in the US, Bernard L Madoff (‘Madoff’) was arrested and charged with securities fraud and the US Securities and Exchange Commission filed securities fraud charges against Madoff and Madoff Securities. On 29 March 2009, Madoff pleaded guilty to 11 felony cases and was subsequently sentenced to 150 years in prison. Various non-US HSBC group companies provide custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities and have been named as defendants in suits in the US, Ireland, Luxembourg and other jurisdictions. HSBC considers that it has good defences to these claims and will continue to defend them vigorously. HSBC is unable reliably to estimate the liability, if any, that might arise as a result of such claims.
     Full details are provided in Note 42 on the Financial Statements.
Data security
HSBC Private Bank (Suisse) is currently continuing to investigate a theft of client data which was widely reported in December 2009 as having been supplied to the French authorities. The theft appears to have taken place during a period preceding March 2007. The bank is working closely with the Swiss authorities and its regulator to establish the extent of data involved in the theft in order to protect the interests and rights of its clients and of the Group and to further enhance its security policies and data protection practices.

Footnotes to the Operating and Financial Review
Key performance indicators (page 18)

1	The percentage increase in net operating income before loan impairment and other credit risk charges since the previous year.

2	As a percentage of net operating income before loan impairment charges and other credit risk provisions.

3	Other income comprises net operating income before loan impairment charges and other credit risk provisions less net interest income and net fee income.

4	Total operating expenses divided by net operating income before loan impairment and other credit risk charges.

5	Net operating income divided by average risk-weighted assets.

6	Profit attributable to ordinary shareholders divided by average invested capital.

7	The return on average total shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by the average total shareholders’ equity.

8	The percentage increase in dividends per share since the previous year, based on the dividends paid in respect of the year to which the dividend relates.

9	Basic earnings per ordinary share is defined in Note 13 on the Financial Statements.
Reconciliations of reported and underlying profit/(loss) before tax (pages 21 to 22)

10	These columns comprise the net increments or decrements in profits in the current year compared with the previous year which are attributable to acquisitions or disposals of subsidiaries and/or movements in fair value of own debt attributable to credit spread (together referred to as ‘adjustments’ in the tables for HSBC, the ‘Other’ customer group and certain geographical regions).
Comparatives for 2007 include gains arising on the dilution of interests in associates, where relevant. The inclusion of acquisitions and disposals is determined in the light of events each year.

11	‘Currency translation’ is the effect of translating the results of subsidiaries and associates for the previous year at the average rates of exchange applicable in the current year.

12	Excluding adjustments in 2008.

13	Positive numbers are favourable: negative numbers are unfavourable.

14	Changes in fair value of long-term debt issued.

15	‘Other income’ in this context comprises net trading income, net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, gains arising from dilution of interests in associates, dividend income, net earned insurance premiums and other operating income less net insurance claims incurred and movement in liabilities to policyholders.

16	Net operating income before loan impairment charges and other credit risk provisions.

17	Excluding adjustments in 2007.
Financial summary (pages 23 to 60)

18	The change in fair value related to movements in the Group’s credit spread on long-term debt resulted in an expense of US$6.5 billion in 2009 (2008: income of US$6.6 billion; 2007: income of US$3.1 billion).

19	Net interest income includes the cost of funding trading assets, while the related external revenues are reported in trading income. In HSBC’s customer group results, the cost of funding trading assets is included with Global Banking and Markets’ net trading income as an interest expense.

20	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).

21	Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate paid on average interest-bearing funds.

22	Net interest margin is net interest income expressed as an annualised percentage of AIEA.

23	The cost of internal funding of trading assets was US$1,309 million (2008: US$5,547 million; 2007: US$5,433 million) and is excluded from the reported ‘Net trading income’ line and included in ‘Net interest income’. However, this cost is reinstated in ‘Net trading income’ in HSBC’s customer group and global business reporting.

24	Net trading income includes an expense of US$444 million (2008: income of US$529 million; 2007: income of US$34 million), associated with changes in the fair value of issued structured notes and other hybrid instrument liabilities derived from movements in HSBC issuance spreads.

25	Other changes in fair value include gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with HSBC’s long-term debt issued.

26	Net insurance claims incurred and movement in liabilities to policyholders arise from both life and non-life insurance business. For non-life business, amounts reported represent the cost of claims paid during the year and the estimated cost of notified claims. For life

HSBC HOLDINGS PLC
Report of the Directors: Operating and Financial Review (continued)

Footnotes // Impact of Market Turmoil > Background and disclosure policy business, the main element of claims is the liability to policyholders created on the initial underwriting of the policy and any subsequent movement in the liability that arises, primarily from the attribution of investment performance to savings-related policies. Consequently, claims rise in line with increases in sales of savings-related business and with investment market growth.

27	The Middle East is disclosed as a separate geographical region with effect from 1 January 2009. Previously, it formed part of Rest of Asia-Pacific. Comparative data have been restated accordingly.

28	Expressed as a percentage of average invested capital.

29	Average invested capital is measured as average total shareholders’ equity after:
–	adding back the average balance of goodwill amortised pre-transition to IFRSs or subsequently written-off, directly to reserves (less goodwill previously amortised in respect of the French regional banks sold in 2008);
–	deducting the average balance of HSBC’s revaluation surplus relating to property held for own use. This reserve was generated when determining the deemed carrying cost of such properties on transition to IFRSs and will run down over time as the properties are sold;
–	deducting average preference shares and other equity instruments issued by HSBC Holdings; and
–	deducting average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities.

30	Return on invested capital is based on the profit attributable to ordinary shareholders of the parent company less goodwill previously amortised in respect of the French regional banks sold in 2008.

31	‘Currency translation’ is the effect of translating the assets and liabilities of subsidiaries and associates for the previous year-end at the rates of exchange applicable at the current year-end.

32	Interest income on trading assets is reported as ‘Net trading income’ in the consolidated income statement.

33	Interest income on financial assets designated at fair value is reported as ‘Net income from financial instruments designated at fair value’ in the consolidated income statement.

34	Brazilian operations comprise HSBC Bank Brasil S.A.-Banco Múltiplo and subsidiaries, plus HSBC Serviços e Participações Limitada.

35	This table analyses interest-bearing bank deposits only. See page 58 for an analysis of all bank deposits.

36	Interest expense on financial liabilities designated at fair value is reported as ‘Net income on financial instruments designated at fair value’ in the consolidated income statement, other than interest on own debt.

37	This table analyses interest-bearing customer accounts only. See page 59 for an analysis of all customer accounts.

38	For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and minority interests, plus fixed charges, and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, dividends on preference shares and other equity instruments, as applicable, and the proportion of rental expense deemed representative of the interest factor.

39	Net interest margin is calculated as net interest income divided by average interest earning assets.

40	The main items reported under ‘Other’ are certain property activities, unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates, movements in the fair value of own debt designated at fair value (the remainder of the Group’s gain on own debt is included in Global Banking and Markets), and HSBC’s holding company and financing operations. The results also include net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, and costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries. At 31 December 2009, there were no gains arising from the dilution of interests in associates (2008: nil; 2007: US$1.1 billion) and fair value gains on HSBC’s own debt designated at fair value were US$6.2 billion (2008: US$6.7 billion income; 2007: US$2.8 billion expense).

41	Assets by geographical region and customer group include intra-HSBC items. These items are eliminated, where appropriate, under the heading ‘Intra-HSBC items’.

42	In the analyses of customer groups and global businesses, net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, together with related external and internal interest income and interest expense, and dividends received; in the statutory presentation internal interest income and expense are eliminated.

43	Net insurance claims incurred and movement in liabilities to policyholders.

44	In 2009, Global Markets included a US$444 million expense on the widening of credit spreads on structured liabilities (2008: income of US$529 million; 2007: income of US$34 million).

45	Total income earned on securities services products in the Group amounted to US$1.4 billion (2008: US$2.2 billion; 2007: US$2.0 billion), of which US$1.4 billion was in Global Banking and Markets (2008: US$2.1 billion; 2007: US$1.9 billion) and US$19 million was in Commercial Banking (2008: US$45 million; 2007: US$33 million).

46	Total income earned on payments and cash management products in the Group amounted to US$3.8 billion (2008: US$5.2 billion; 2007: US$5.2 billion), of which US$2.8 billion was in Commercial Banking (2008: US$3.5 billion; 2007: US$3.5 billion) and US$1.1 billion was in Global Banking and Markets (2008: US$1.7 billion; 2007: US$1.6 billion).

47	Total income earned on other transaction services in the Group amounted to US$1.8 billion (2008: US$1.8 billion; 2007: US$1.4 billion), of which US$1.3 billion was in Commercial Banking relating to trade and supply chain (2008: US$1.3 billion; 2007: US$1.0 billion) and US$507 million was in Global Banking and Markets of which US$382 million related to trade and supply chain (2008: US$355 million; 2007: US$270 million) and US$125 million related to banknotes and other (2008: US$126 million; 2007: US$102 million)

48	‘Other’ in Global Banking and Markets includes net interest earned on free capital held in the global business not assigned to products.

49	Trading assets and financial investments held in Europe, and by Global Banking and Markets in North America, include financial assets which may be repledged or resold by counterparties.

50	Inter-segment elimination comprises (i) the costs of shared services and Group Service Centres included within ‘Other’ which are recovered from customer groups, and (ii) the intra-segment funding costs of trading activities undertaken within Global Banking and Markets. HSBC’s Balance Sheet Management business, reported within Global Banking and Markets, provides funding to the trading businesses. To report Global Banking and Markets’ ‘Net trading income’ on a fully funded basis, ‘Net interest income’ and ‘Net interest income/(expense) on trading activities’ are grossed up to reflect internal funding transactions prior to their elimination in the inter-segment column.

51	France primarily comprises the domestic operations of HSBC France, HSBC Assurances and the Paris branch of HSBC Bank.

52	US includes the impairment of goodwill in respect of Personal Financial Services – North America as described in Note 22 on the Financial Statements.

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil

Background and disclosure policy

(Audited)
As a result of the widespread deterioration in the markets for securitised and structured financial assets and consequent disruption to the global financial system which began in mid-2007, the markets for these assets have remained illiquid and it has remained difficult to observe prices for structured credit risk, including senior tranches of such risk. The ensuing constraint on the ability of financial institutions to access wholesale markets to fund such assets has put additional downward pressure on asset prices. As a consequence, since 2007 many financial institutions have recorded considerable reductions in the fair values of asset values, including their asset-backed securities (‘ABS’s) and leveraged structured transactions, most significantly for sub-prime and Alt-A mortgage-backed securities (‘MBS’s) and collateralised debt obligations (‘CDO’s) referencing these securities.
     A further constraint on liquidity within the market for securitised assets emerged in 2009 as rating agencies changed their rating methodologies in response to changed circumstances, precipitating widespread downgrades and the fear of further downgrades across all tranches of securitised paper. This accentuated illiquidity, particularly for those institutions subject to the Basel II framework, which ties capital requirements to external credit ratings without reference to the actual level of expected loss on the securities. In light of these issues around liquidity and the risk to capital from further write-downs, ratings changes and realised losses and impairments in 2009, many financial institutions took steps to reduce leveraged exposures, build their liquidity and raise additional capital.
     Volatility in financial markets, particularly in the first half of 2009, resulted in wider transaction spreads, although these narrowed during the second half of the year. Markets for securitised and structured financial assets continued to be severely constrained, and the primary market for all but US government-sponsored issues remained weak.
     Notwithstanding these developments, the severe deterioration in the fair value of assets supported by sub-prime and Alt-A mortgages experienced in 2008 began to reverse in 2009 as buyers sought higher yields in the low interest rate environment. For example, spreads tightened modestly on Alt-A assets and sub-prime assets as greater clarity of ultimate losses emerged.
     This section contains disclosures about the effect of the ongoing market turmoil on HSBC’s securitisation exposures and other structured products. HSBC’s principal exposures to the US and the UK mortgage markets take the form of credit risk from direct loans and advances to customers which were originated to be held to maturity or refinancing, details of which are provided on page 218.
     Financial instruments which were most affected by the market turmoil include those exposures to direct lending which are held at fair value through profit or loss, or are classified as available for sale, which are also held at fair value. Financial instruments included in these categories comprise ABSs, including MBSs and CDOs, and exposures to and contingent claims on monoline insurers (‘monolines’) in respect of structured credit activities and leveraged finance transactions which were originated to be distributed.

In accordance with HSBC’s policy to provide meaningful disclosures that help investors and other stakeholders understand the Group’s performance, financial position and changes thereto, the information provided in this section goes beyond the minimum levels required by accounting standards, statutory and regulatory requirements and listing rules.
     HSBC has voluntarily adopted the draft British Bankers’ Association Code on Financial Reporting Disclosure (‘the draft BBA Code’) for its 2009 Financial Statements. This sets out five disclosure principles together with supporting guidance. The principles are that UK banks will:
•	provide high quality and meaningful disclosures useful to decision-making;

•	review and enhance their financial instrument disclosures for key areas of interest;

•	assess the applicability and relevance of good practice recommendations to their disclosures, acknowledging the importance of such guidance;

•	seek to enhance the comparability of financial statement disclosures across the UK banking sector; and

•	clearly differentiate in their annual reports between information that is audited and information that is unaudited.
     In the context of facilitating an understanding of the ongoing turmoil in markets for securitised and structured assets and in line with the principles of the draft BBA Code, HSBC has continued to assess good practice recommendations issued from time to time by relevant regulators and standard setters.

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

Overview of exposure > Reclassification of financial assets

Specifically, HSBC has considered the recommendations relating to disclosure contained within the following reports:
•	the Financial Stability Forum: ‘Enhancing market and institutional resilience’;

•	the Committee of European Banking Supervisors: ‘Banks’ transparency on activities and products affected by the recent market turmoil’ and ‘Consultation Paper 30: Disclosure guidelines: Lessons learnt from the financial crisis’; and

•	the IASB Expert Advisory Panel: ‘Measuring and disclosing the fair value of financial instruments in markets that are no longer active’.
     The particular topics covered in respect of HSBC’s securitisation activities and exposure to structured products are as follows:
•	overview of exposure;
•	business model;
•	risk management;
•	accounting policies;
•	nature and extent of HSBC’s exposures;
•	fair values of financial instruments; and
•	special purpose entities.
Overview of exposure

(Audited)
At 31 December 2009, the aggregate carrying amount of HSBC’s exposure to ABSs, trading loans held for securitisation and exposure to leveraged finance transactions was US$79 billion (2008: US$91 billion), summarised in the table below. The majority of these exposures arose in Global Banking and Markets.

HSBC’s holdings of available-for-sale ABSs fell by US$8.2 billion to US$48.1 billion in 2009. The associated AFS reserve deficit improved by US$6.5 billion or 35 per cent to US$12.2 billion.
     Within the total carrying amount of ABSs on the balance sheet, ABS holdings of US$14.0 billion (2008: US$14.6 billion) are held through vehicles discussed on page 155, where significant first loss protection is provided by external investors on a fully collateralised basis. This includes US$3.3 billion (2008: US$3.5 billion) in respect of sub-prime and Alt-A residential mortgage exposure.

Overall exposure of HSBC

	At 31 December 2009		At 31 December 2008
		Including		Including
	Carrying	sub-prime	Carrying	sub-prime
	amount	and Alt-A	amount	and Alt-A
	US$bn	US$bn	US$bn	US$bn

ABSs	71	11	81	12

– fair value through profit or loss	12	1	14	1
– available for sale[1]	48	8	56	9
– held to maturity[1]	3	–	3	–
– loans and receivables	8	2	8	2

Loans at fair value through profit or loss	2	2	4	3
Leveraged finance loans	6	–	6	–

– loans and receivables	6	–	6	–

	79	13	91	15

For footnote, see page 195.
Reconciliation of movement in carrying amount of ABSs

2009
US$bn
Balance at 1 January 2009	81.0
Net ABS sales (principally of US Government agency and sponsored enterprises)	(5.4)
Principal amortisation of available-for-sale ABSs (repayment at par)	(6.1)
Movement on fair values of available-for-sale ABSs	4.1
Net sales, principal amortisation and write-downs of ABSs classified as trading	(2.1)
Exchange differences and other movements	(0.9)

Balance at 31 December 2009	70.6

Reclassification of financial assets
In October 2008, the IASB issued amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’ which permitted an entity to reclassify non-derivative financial assets out of the held-for-trading category as described in the accounting policies in Note 2 (e) on the Financial Statements.
     During the second half of 2008, HSBC reclassified US$15.3 billion and US$2.6 billion of financial assets from the held-for-trading category to the loans and receivables and available-for-sale classifications, respectively. The amount reclassified reflected the fair value of the financial assets at the date of reclassification.
     The amendment to IAS 39 was restricted to situations where the transferring entity had the intention and ability to hold the transferred position for the foreseeable future, in the case of transfers to the loans and receivable category. Transfers to the available-for-sale category were undertaken when the transferring entity no longer intended to sell the transferred position in the near term.
     HSBC did not undertake any further reclassifications under the amendment to IAS 39 during 2009.

Reclassifications of HSBC’s financial assets

	At 31 December 2009		At 31 December 2008
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m
Reclassification to loans and receivables
ABSs	7,827	6,177	7,991	6,139
Trading loans – commercial mortgage loans	553	506	587	557
Leveraged finance and syndicated loans	5,824	5,434	5,670	4,239

	14,204	12,117	14,248	10,935

Reclassification to available for sale
Corporate debt and other securities	1,408	1,408	2,401	2,401

	15,612	13,525	16,649	13,336

     If these reclassifications had not been made, the Group’s profit before tax in 2009 would have risen by US$1.5 billion from US$7.1 billion to US$8.6 billion (2008: a reduction of US$3.5 billion from US$9.3 billion to US$5.8 billion). The rise in profit before tax would have been attributable to increases of US$0.6 billion in the North America segment and US$0.9 billion in the Europe segment (2008: reductions of US$0.9 billion and US$2.6 billion, respectively). These would have arisen due to the increase in the fair value of leveraged loans and ABSs during the year. The following table shows the fair value gains and losses, income and expense recognised in the income statement both before and after the date of reclassification:

HSBC’s fair value gains and losses, income and expense

	Effect on income statement for 2009					Effect on income statement for 2008
	Recorded		Assuming		Net effect	Recorded in the		Assuming	Net effect
	in the income		no reclass-		of reclass-	income		no reclass-	of reclass-
	statement	[2]	ification	[3]	ification	statement	[2]	ification [3]	ification
	US$m		US$m		US$m	US$m		US$m	US$m
Financial assets reclassified to loans and receivables
ABSs	511		767		(256)	303		(1,549)	1,852
Trading loans – commercial	32		15		17	17		(13)	30
mortgage loans
Leveraged finance and syndicated loans	434		1,494		(1,060)	192		(1,239)	1,431

	977		2,276		(1,299)	512		(2,801)	3,313
Financial assets reclassified to available for sale
Corporate debt and other securities	101		301		(200)	22		(202)	224

	1,078		2,577		(1,499)	534		(3,003)	3,537

For footnotes, see page 195.

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

Overview of exposure > Financial effect / ABSs classified as available for sale

Financial effect of market turmoil
As described in ‘Background and disclosure policy’ on page 151, the dislocation of financial markets which developed in the second half of 2007 continued throughout 2008 and into 2009. For the last four half-year periods, the write-downs incurred by the Group on ABSs, trading loans held for securitisation, leveraged finance transactions and

The Group’s write-downs as a consequence of market turmoil were US$1.9 billion in 2009, down from US$6.3 billion in 2008.
the movement in fair values on available-for-sale ABSs taken to equity, plus impairment losses on specific exposures to banks, are summarised in the following table:

Financial effect of market turmoil on HSBC

	Half-year to
	31 Dec	30 Jun	31 Dec	30 Jun
	2009	2009	2008	2008
	US$bn	US$bn	US$bn	US$bn
Write-downs taken to income statement	(0.6)	(1.3)	(2.3)	(4.0)
Net movement on available-for-sale reserve on ABSs in the period	5.3	1.2	(10.4)	(6.1)
Closing balance of available-for-sale reserve relating to ABSs	(12.2)	(17.5)	(18.7)	(8.3)

     Virtually all of these were recorded in Global Banking and Markets. During 2009, no further impairment losses were recognised on the collapse of financial institutions as the coordinated actions taken by governments and central banks acted to stabilise market conditions (2008: US$209 million, of which the collapse of Icelandic banks accounted for US$126 million).
     Further analyses of the write-downs taken to the income statement by Global Banking and Markets and the net carrying amounts of the positions that generated these write-downs, are shown in the following table:

Global Banking and Markets write-downs/(write-backs) taken to the income statement and carrying amounts

	Write-downs/(write-backs) during half-year to				Carrying amount at
	31 Dec	30 Jun	31 Dec	30 Jun	31 Dec	30 Jun	31 Dec	30 Jun
	2009	2009	2008	2008	2009	2009	2008	2008
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Sub-prime mortgage-related assets
– loan securitisation	80	156	292	301	758	943	1,213	1,565
– credit trading	17	83	150	665	282	303	428	1,377
Other ABSs	(196)	103	486	1,327	990	1,376	2,201	8,923
Impairments on reclassified assets[4]	3	160	26	–	15,612	16,308	16,649	–
Derivative exposure to monolines
– investment grade counterparts	(78)	25	130	598	897	1,593	2,089	1,206
– non-investment grade counterparts	45	241	370	608	408	510	352	78
Leveraged finance loans[5]	(120)	(11)	–	278	196	285	271	7,375
Other credit related items	(19)	5	95	99	61	116	186	321
Available-for-sale impairments and	833	564	655	55
other non-trading related items

	565	1,326	2,204	3,931

For footnotes, see page 195.

Asset-backed securities classified as available for sale
HSBC’s principal holdings of ABSs are in the Global Banking and Markets’ business through special purpose entities (‘SPE’s) which were established from the outset with the benefit of external investor first loss protection support, together with positions held directly and by Solitaire Funding Limited (‘Solitaire’), where HSBC has first loss risk.
     The table below summarises the Group’s exposure to ABSs which are classified as available for sale.

Available-for-sale ABSs exposure

	At 31 December 2009				At 31 December 2008
	Directly				Directly
	held/				held/
	Solitaire	[6]	SPEs	Total	Solitaire	[6]	SPEs	Total
	US$m		US$m	US$m	US$m		US$m	US$m

Total carrying amount of net principal exposure	34,040		14,021	48,061	41,601		14,610	56,211

Total available-for-sale reserves	(7,349)		(4,864)	(12,213)	(11,528)		(7,204)	(18,732)

	Half year to 31 December				Half year to 30 June
	Directly				Directly
	held/				held/
	Solitaire	[6]	SPEs	Total	Solitaire	[6]	SPEs	Total
	US$m		US$m	US$m	US$m		US$m	US$m
2009
Impairment charge:
– borne by HSBC	883		–	883	539		–	539
– allocated to capital note holders[7]	–		20	20	–		646	646

Total impairment charge	883		20	903	539		646	1,185

2008
Impairment charge:
– borne by HSBC	224		–	224	55		–	55
– allocated to capital note holders[7]	–		159	159	–		134	134

Total impairment charge	224		159	383	55		134	189

For footnotes, see page 195.

Securities investment conduits (special purpose entities)
In the table above, the total carrying amount of ABSs in respect of SPEs represent holdings in which significant first loss protection is provided through capital notes issued by the securities investment conduits (‘SIC’s), excluding Solitaire.
     At each reporting date, an assessment is made of whether there is any objective evidence of impairment in the value of available-for-sale ABSs. Impairment charges incurred on assets held by these SPEs are offset by a credit to the impairment line for the amount of the loss allocated to capital note holders.
     The economic first loss protection remaining at 31 December 2009 amounted to US$2.2 billion (2008: US$2.2 billion).
     On an IFRSs accounting basis, the carrying value of the liability for the capital notes at 31 December 2009 amounted to US$0.7 billion (2008: US$0.9 billion). The impairment charge recognised during 2009 amounted to US$666 million (2008: US$293 million).
     At 31 December 2009, the available-for-sale reserve in respect of securities held by the SICs was a deficit of US$5.2 billion (2008: US$7.9 billion). Of this, US$4.9 billion related to ABSs (2008: US$7.2 billion).
     Impairments recognised during 2009 from assets held directly or within Solitaire, in recognition of the first loss protection of US$1.2 billion provided by HSBC through credit enhancement and from drawings against the liquidity facility provided by HSBC, were US$1,422 million (2008: US$279 million), based on a notional principal value of securities which were impaired of US$2,641 million (2008: US$570 million). The level of impairment recognised in comparison with the deficit in the available-for-sale reserve is a reflection of the credit quality and seniority of the assets held.
Sub-prime and Alt-A residential mortgage-backed securities
Management judges that the assets which are most sensitive to possible future impairment are sub-prime and Alt-A residential MBSs within HSBC’s holdings of available-for-sale ABSs.
     Excluding those held in the SPEs discussed above, available-for-sale holdings in these higher risk categories amounted to US$4.9 billion at 31 December 2009 (2008: US$6.1 billion). The deficit in the available-for-sale fair value reserve at 31 December 2009 in relation to these securities was US$4.3 billion (2008: US$6.0 billion).
     During 2009, the credit ratings on a proportion of ABSs held directly by HSBC, Solitaire and the SICs were downgraded. In particular, Moody’s Investor

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

Overview of exposure > AFS ABSs impairment // Business model / Risk management / Accounting policies / Nature and extent of exposures

Services downgraded the ratings on substantially all US Alt-A residential MBSs issued during 2006 and 2007, including those held by HSBC.
     As discussed on page 178, when assessing available-for-sale ABSs for objective evidence of impairment at each balance sheet date, HSBC considers all available evidence including the performance of the underlying collateral. A downgrade of a security’s credit rating is not, of itself, evidence of impairment. Consequently, Moody’s actions alone have no direct impact on the measurement of impairment losses. The impairment losses recognised on these securities at 31 December 2009 are set out on page 155.
Available-for-sale ABS impairment and cash loss projections
(Unaudited)
HSBC’s regular impairment assessment employs an industry standard model with inputs which are corroborated using observable market data where available. At 31 December 2008, management performed a stress test on the available-for-sale ABS positions, based on the fair value of the positions at that date. The main impacts of the stress test arose from increasing the net effect of expected loss and prepayment rates for Alt-A securities by between a third and a half depending on loan vintage and by removing all credit protection from monolines rated below AAA by S&P on the HELoC positions. The results of the stress test showed that, by applying different inputs to those then observed across the available-for-sale ABS population, a further potential impairment charge to the income statement of some US$2 billion to US$2.5 billion could arise in the period 2009 to 2011 with expected cash losses of US$600 million to US$800 million in the period 2009 to 2012.
In 2009, the Global Banking and Markets’ available-for-sale ABS portfolio experienced US$1.4 billion of impairment charges with US$378 million of associated expected cash losses. At 31 December 2009, management undertook an analysis of the portfolio to estimate the further potential impairments and expected cash losses on the available-for-sale ABS portfolio. This exercise comprised a further shift of projections as at 31 December 2009 of future loss severities, default rates and prepayment rates. The analysis showed that the portfolio is now primarily sensitive to impairments arising on Alt-A securities. The sensitivity of Global Banking and Markets’ available-for-sale ABS positions to the loss of protection from monolines reduced during 2009 and is no longer expected to be a material contributor to future impairment charges. The results of the analysis indicate that further impairment charges of some US$1.1 billion and expected cash losses of some US$450 million could arise over the next two to three years. These are at the upper end of the guidance previously given.
     This analysis makes assumptions in respect of the future behaviour of loss severities, default rates and prepayment rates. Movements in the parameters are not independent of each other. For example, increased default rates and increased loss severities, which would imply greater impairments, generally arise under economic conditions that give rise to reduced levels of prepayment, reducing the potential for impairment charges. Conversely, economic conditions which increase the rates of prepayment are generally associated with reduced default rates and decreased loss severities. The assumptions used by management in the roll-forward analysis have been set in the context of further increases in loss severities and elevated levels of default rates partly offset by stable prepayment rates in the short to medium term.
     At 31 December 2009, the incurred and projected impairment charges measured for accounting purposes significantly exceeded the expected cash losses on the securities. Over the lives of the available-for-sale ABS securities the cumulative impairment charges will converge towards the level of cash losses.
Business model

(Audited)
Asset-backed securities and leveraged finance
HSBC is or has been involved in the following activities in these areas:
•	purchasing US mortgage loans with the intention of structuring and placing securitisations into the market;

•	trading in ABSs, including MBSs, in secondary markets;

•	holding MBSs and other ABSs in balance sheet management activities, with the intention of earning net interest income over the life of the securities;

•	holding MBSs and other ABSs as part of investment portfolios, including the structured investment vehicles (‘SIV’s), SICs and money market funds described under ‘Special purpose entities’ below, with the intention of earning net interest income and management fees;

•	holding MBSs or other ABSs in the trading portfolio hedged through credit derivative protection, typically purchased from monolines, with the intention of earning the spread differential over the life of the instruments; and

•	originating leveraged finance loans for the purposes of syndicating or selling them down in order to generate a trading profit and holding them in order to earn interest margin over their lives.
     These activities are not a significant part of Global Banking and Markets’ business, and Global Banking and Markets is not reliant on them for any material aspect of its business operations or profitability.
     The purchase and securitisation of US mortgage loans and the secondary trading of US MBSs, which was conducted in HSBC’s US MBSs business, was discontinued in 2007.
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
The use of SPEs in this way is not a significant part of HSBC’s activities and HSBC is not reliant on the use of SPEs for any material part of its business operations or profitability. Detailed disclosures of HSBC’s sponsored SPEs are provided on page 181.
Risk management

(Audited)
The effect of the recent market turmoil on HSBC’s risk exposures, the way in which HSBC has managed risk exposures in this context, and any changes made in HSBC’s risk management polices and procedures in response to the market conditions are set out in the following sections:
•	Credit risk – ‘Credit exposure’ (see page 206);

•	Liquidity risk – ‘The impact of market turmoil on the Group’s liquidity risk position’ (see page 248); and

•	Market risk – ‘The impact of market turmoil on market risk’ (see page 252).
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
Nature and extent of HSBC’s exposures

(Audited)
This section contains information on HSBC’s exposures to the following:
•	direct lending held at fair value through profit or loss;

•	ABSs including MBSs and CDOs;

•	monolines;

•	credit derivative product companies (‘CDPC’s); and

•	leveraged finance transactions.
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
     CDOs are securities in which ABSs and/or other related assets have been purchased and securitised by a third-party, or securities which pay a return which is referenced to those assets. CDOs may include exposure to sub-prime mortgage assets where these are part of the underlying assets or reference assets. As there is often uncertainty surrounding the precise nature of the underlying collateral supporting CDOs, all CDOs supported by residential mortgage-related assets, irrespective of the level of sub-prime assets referenced or contained therein, are classified as sub-prime.
     HSBC’s holdings of ABSs and CDOs, and its direct lending positions, include the following categories of collateral and lending activity:

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

Overview of exposure > Nature and extent of exposures

•	sub-prime: loans to customers who have limited credit histories, modest incomes, high debt-to-income ratios or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related actions. For US mortgages, standard US credit scores are primarily used to determine whether a loan is sub-prime. US Home Equity Lines of Credit (‘HELoC’s) are classified as sub-prime. For non-US mortgages, management judgement is used to identify loans with similar risk characteristics to sub-prime, for example, UK non-conforming mortgages (see below);

•	US Home Equity Lines of Credit: a form of revolving credit facility provided to customers, which is supported by a first or second lien charge over residential property. Global Banking and Markets’ holdings of HELoCs are classified as US sub-prime residential mortgage assets;

•	US Alt-A: loans classified as Alt-A are regarded as lower risk than sub-prime, but they share higher risk characteristics than lending under fully conforming standard criteria. US credit scores, as well as the level and completeness of mortgage documentation held (such as whether there is proof of income), are considered when determining whether an Alt-A classification is appropriate. Mortgages in the US which are not eligible to be sold to the major government sponsored mortgage agencies, Ginnie Mae (Government National Mortgage Association), Fannie Mae (the Federal National Mortgage Association) and Freddie Mac (the Federal Home Loan Mortgage Corporation), are classified as Alt-A if they do not meet the criteria for classification as sub-prime;

•	US Government agency and US Government sponsored enterprises mortgage-related assets: securities that are guaranteed by US Government agencies, such as Ginnie Mae, or are guaranteed by US Government sponsored entities, including Fannie Mae and Freddie Mac;

•	UK non-conforming mortgage-related assets: UK mortgages that do not meet normal lending criteria. This includes instances where the normal level of documentation has not been provided (for example, in the case of self-certification of income), or where increased risk factors, such as poor credit history, result in lending at a rate that is higher than the normal lending rate. UK non-conforming mortgages are treated as sub-prime exposures; and
•	other mortgage-related assets: residential mortgage-related assets that do not meet any of the classifications described above. Prime residential mortgage-related assets are included in this category.
     HSBC’s exposure to non-residential mortgage-related ABSs and direct lending includes:
•	commercial property mortgage-related assets: MBSs with collateral other than residential mortgage-related assets;

•	leveraged finance-related assets: securities with collateral relating to leveraged finance loans;

•	student loan-related assets: securities with collateral relating to student loans; and

•	other assets: securities with other receivable-related collateral.
     Included in the tables on pages 159 to 161 are ABSs which are held through SPEs that are consolidated by HSBC. Although HSBC consolidates these assets in full, the risks arising from the assets are mitigated to the extent of third-party investment in notes issued by those SPEs. For a description of HSBC’s holdings of and arrangements with SPEs, see page 181.
     The exposure detailed in the table on page 159 includes long positions where risk is mitigated by specific credit derivatives with monolines and other financial institutions. These positions comprise:
•	residential MBSs with a carrying amount of US$1.0 billion (2008: US$0.9 billion);

•	residential MBS CDOs with a carrying amount of US$15 million (2008: US$39 million); and

•	ABSs other than residential MBSs and MBS CDOs with a carrying amount of US$9.2 billion (2008: US$9.8 billion).
     In the tables on pages 160 to 161, carrying amounts and gains and losses are given for securities except those where risk is mitigated through specific credit derivatives with monolines, as detailed above, with a total carrying amount of US$10.2 billion (2008: US$10.7 billion). The counterparty credit risk arising from the derivative transactions undertaken with monolines is covered in the monoline exposure analysis on page 163.

Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss

				Designated			Of which
				at fair value			held through
		Available	Held to	through	Loans and		consolidated
	Trading	for sale	maturity	profit or loss	receivables	Total	SPEs
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Sub-prime residential mortgage-related assets	2,063	2,782	–	–	837	5,682	3,213

Direct lending	1,439	–	–	–	–	1,439	913
MBSs and MBS CDOs[8]	624	2,782	–	–	837	4,243	2,300

US Alt-A residential mortgage-related assets	191	5,403	192	–	882	6,668	3,672

Direct lending	113	–	–	–	–	113	–
MBSs[8]	78	5,403	192	–	882	6,555	3,672

US Government agency and sponsored enterprises mortgage-related assets
MBSs[8]	375	13,332	2,333	–	–	16,040	322

Other residential mortgage-	1,646	4,582	–	335	1,401	7,964	3,160
related assets

Direct lending	452	–	–	–	–	452	–
MBSs[8]	1,194	4,582	–	335	1,401	7,512	3,160

Commercial property mortgage-related assets
MBSs and MBS CDOs[8]	414	7,535	–	103	2,143	10,195	5,730
Leveraged finance-related assets
ABSs and ABS CDOs[8]	555	5,150	–	–	484	6,189	4,144
Student loan-related assets
ABSs and ABS CDOs[8]	141	4,948	–	–	145	5,234	4,127
Other assets
ABSs and ABS CDOs[8]	2,302	4,329	–	6,025	1,987	14,643	2,696

	7,687	48,061	2,525	6,463	7,879	72,615	27,064

At 31 December 2008
Sub-prime residential mortgage-related assets	3,372	3,741	–	1	453	7,567	4,230

Direct lending	2,789	–	–	–	–	2,789	1,300
MBSs and MBS CDOs[8]	583	3,741	–	1	453	4,778	2,930

US Alt-A residential mortgage-related assets	618	5,829	185	–	1,056	7,688	3,831

Direct lending	246	–	–	–	–	246	–
MBSs[8]	372	5,829	185	–	1,056	7,442	3,831

US Government agency and sponsored enterprises mortgage-related assets
MBSs[8]	1,127	20,312	2,412	51	–	23,902	441

Other residential mortgage-	1,633	4,272	–	31	1,413	7,349	2,822
related assets[9]

Direct lending	677	–	–	–	–	677	–
MBSs[8]	956	4,272	–	31	1,413	6,672	2,822

Commercial property mortgage-related assets[9]
MBSs and MBS CDOs[8]	589	6,802	–	86	2,124	9,601	4,985
Leveraged finance-related assets
ABSs and ABS CDOs[8]	784	4,489	–	–	204	5,477	3,667
Student loan-related assets
ABSs and ABS CDOs[8]	214	4,809	–	3	81	5,107	4,028
Other assets
ABSs and ABS CDOs[8]	3,068	5,957	–	6,371	2,660	18,056	3,941

	11,405	56,211	2,597	6,543	7,991	84,747	27,945

For footnotes, see page 195.
The above table excludes leveraged finance transactions, which are shown separately on page 165.

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

Overview of exposure > Nature and extent of exposures

HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss

	2009					At 31 December 2009
	Gross fair value
	Movements			Realised				Credit
		Other		gains/				default
		compre-		(losses) in				swap		Net
	Income	hensive		the income	Reclassi-	Gross		gross		principal		Carrying
	statement [11]	income	[12]	statement [13]	fied [14]	principal	[15]	protection	[16]	exposure	[17]	amount	[18]
	US$m	US$m		US$m	US$m	US$m		US$m		US$m		US$m
Mortgage-related assets
Sub-prime residential
Direct lending	(227)	–		(40)	–	1,703		–		1,703		1,439
MBSs[8]	(44)	187		(130)	795	7,483		1,248		6,235		3,419

– high grade[10]	(16)	177		1	134	2,762		603		2,159		1,719
– rated C to A	(25)	10		(131)	661	4,616		645		3,971		1,700
– not publicly rated	(3)	–		–	–	105		–		105		–

MBS CDOs[8]	(2)	(9)		–	2	138		15		123		29

– high grade[10]	–	(1)		–	–	36		15		21		17
– rated C to A	(1)	(8)		–	2	89		–		89		10
– not publicly rated	(1)	–		–	–	13		–		13		2

	(273)	178		(170)	797	9,324		1,263		8,061		4,887

US Alt-A residential
Direct lending	–	–		–	–	129		–		129		113
MBSs[8]	95	661		(143)	1,693	13,546		491		13,055		6,427

– high grade[10]	(9)	361		1	317	1,625		428		1,197		1,237
– rated C to A	103	300		(144)	1,376	11,885		63		11,822		5,176
– not publicly rated	1	–		–	–	36		–		36		14

	95	661		(143)	1,693	13,675		491		13,184		6,540

US Government agency and sponsored enterprises
MBSs[8]
– high grade[10]	116	252		(2)	(123)	15,827		–		15,827		16,040
Other residential
Direct lending	79	–		70	–	463		–		463		452
MBSs[8,9]	71	625		37	50	8,741		91		8,650		7,443

– high grade[10]	76	617		37	75	7,884		91		7,793		6,440
– rated C to A	(5)	10		–	(34)	773		–		773		941
– not publicly rated	–	(2)		–	9	84		–		84		62

	150	625		107	50	9,204		91		9,113		7,895

Commercial property
MBS and MBS CDOs[8,9]	35	702		(8)	(104)	13,734		395		13,339		9,954

– high grade[10]	72	683		(8)	(90)	9,805		264		9,541		7,537
– rated C to A	(37)	17		–	(12)	3,860		131		3,729		2,365
– not publicly rated	–	2		–	(2)	69		–		69		52

Leveraged finance-related assets
ABSs and ABS CDOs[8]	(1)	721		–	(40)	7,516		895		6,621		5,612

– high grade[10]	14	758		–	(41)	6,620		414		6,206		5,301
– rated C to A	(15)	(37)		–	1	881		481		400		295
– not publicly rated	–	–		–	–	15		–		15		16

Student loan-related assets
ABSs and ABS CDOs[8]	(6)	569		2	32	7,192		224		6,968		5,122

– high grade[10]	2	630		–	32	6,690		30		6,660		5,019
– rated C to A	(8)	(61)		2	–	477		194		283		76
– not publicly rated	–	–		–	–	25		–		25		27

Other assets
ABS and ABS CDOs[8]	74	415		(17)	91	17,608		8,797		8,811		6,327

– high grade[10]	18	288		10	31	12,846		8,607		4,239		3,564
– rated C to A	40	152		(29)	85	4,126		190		3,936		2,245
– not publicly rated	16	(25)		2	(25)	636		–		636		518

Total	190	4,123		(231)	2,396	94,080		12,156		81,924		62,377

For footnotes, see page 195.

	2008				At 31 December 2008
	Gross fair value
	Movements		Realised				Credit
		Other	gains/				Default
		compre-	(losses) in				swap		Net
	Income	hensive	the income	Reclassi-	Gross		gross		principal		Carrying
	statement [11]	income [12]	statement [13]	fied [14]	principal	[15]	protection	[16]	exposure	[17]	amount	[18]
	US$m	US$m	US$m	US$m	US$m		US$m		US$m		US$m
Mortgage-related assets
Sub-prime residential
Direct lending	(494)	–	7	–	3,653		–		3,653		2,789
MBSs[8]	(787)	(1,872)	1	(8)	8,317		794		7,523		4,183

– high grade[10]	(244)	(558)	6	(8)	4,298		507		3,791		2,723
– rated C to A	(446)	(1,314)	(4)	–	3,990		287		3,703		1,449
– not publicly rated	(97)	–	(1)	–	29		–		29		11

MBS CDOs[8]	(125)	(58)	–	(50)	1,095		234		861		87

– high grade[10]	(14)	(81)	–	–	212		27		185		68
– rated C to A	(111)	23	–	(50)	881		207		674		17
– not publicly rated	–	–	–	–	2		–		2		2

	(1,406)	(1,930)	8	(58)	13,065		1,028		12,037		7,059

US Alt-A residential
Direct lending	(11)	–	–	–	264		–		264		246
MBSs[8]	(737)	(6,416)	9	(240)	16,860		436		16,424		7,174

– high grade[10]	(446)	(3,012)	17	(82)	9,804		317		9,487		4,869
– rated C to A	(292)	(3,404)	(7)	(158)	7,041		119		6,922		2,293
– not publicly rated	1	–	(1)	–	15		–		15		12

	(748)	(6,416)	9	(240)	17,124		436		16,688		7,420

US Government agency and sponsored enterprises
MBSs[8]
– high grade[10]	(51)	392	40	–	23,470		–		23,470		23,902

Other residential
Direct lending	23	–	(9)	–	691		–		691		677
MBSs[8,9]	(178)	(738)	(72)	–	8,391		284		8,107		6,511

– high grade[10]	(149)	(723)	(75)	–	7,592		262		7,330		5,915
– rated C to A	(28)	(15)	2	–	717		22		695		549
– not publicly rated	(1)	–	1	–	82		–		82		47

	(155)	(738)	(81)	–	9,082		284		8,798		7,188

Commercial property
MBS and MBS CDOs[8,9]	(292)	(2,743)	(27)	–	13,524		553		12,971		9,232

– high grade[10]	(231)	(2,709)	(38)	–	13,091		553		12,538		8,925
– rated C to A	(61)	(31)	11	–	376		–		376		264
– not publicly rated	–	(3)	–	–	57		–		57		43

Leveraged finance-related assets
ABSs and ABS CDOs[8]	(19)	(1,306)	1	–	7,392		936		6,456		4,781

– high grade[10]	(19)	(1,302)	1	–	7,373		936		6,437		4,766
– rated C to A	–	(4)	–	–	19		–		19		15

Student loan-related assets
ABSs and ABS CDOs[8]	(63)	(1,959)	(4)	–	7,708		279		7,429		4,963

– high grade[10]	(47)	(1,649)	(4)	–	6,986		279		6,707		4,578
– rated C to A	(16)	(310)	–	–	722		–		722		385

Other assets
ABS and ABS CDOs[8]	(466)	(1,461)	(107)	(84)	21,112		8,494		12,618		9,462

– high grade[10]	(329)	(733)	(81)	–	11,346		3,049		8,297		6,531
– rated C to A	(137)	(728)	(26)	(13)	3,592		343		3,249		1,902
– not publicly rated	–	–	–	(71)	6,174		5,102		1,072		1,029

Total	(3,200)	(16,161)	(161)	(382)	112,477		12,010		100,467		74,007

For footnotes, see page 195.

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

Overview of exposures > Significant movements / Monolines

Analysis of exposures and significant movements
The majority of the reduction in the holdings of ABS resulted from the disposal of securities issued by government sponsored entities. Further reductions arose largely as a result of principal repayments.
Sub-prime residential mortgage-related assets
Sub-prime residential mortgage-related assets included US$3,746 million (2008: US$5,894 million) relating to US originated assets and US$1,141 million (2008: US$1,100 million) relating to UK non-conforming residential mortgage-related assets. Of the non-high grade assets held of US$1,712 million, US$1,604 million (2008: US$1,426 million) related to US originated assets, reflecting the higher quality of the UK originated assets.
     A modest increase in observable values of sub-prime assets took place in 2009. However, further impairment of US$559 million on assets classified as available for sale was recognised in 2009 (2008: US$50 million) as losses were incurred under current accounting impairment rules which require the full fair value deficit to be recognised when objective evidence of impairment as a result of a loss event has an impact on the estimated future cash flows of the instrument, without reference to the amount of the expected loss. The expectation of losses on the underlying assets did not increase from that at 31 December 2008. Of the impairment above, US$312 million (2008: nil) occurred in the SICs and was borne by the capital note holders.
US Alt-A residential mortgage-related assets
During 2009, spreads on Alt-A mortgage-related assets tightened modestly from the levels seen in 2008 and no further deterioration was experienced in the second half of 2009. Further impairments of US$1,372 million (2008: US$510 million) were recorded in respect of Alt-A mortgage-related assets as losses were incurred under the current accounting rules described in the paragraph above, without reference to the amount of expected loss. The expectation of losses in the underlying assets did not increase from that at 31 December 2008. Of the impairment above, US$346 million (2008: US$281 million) occurred in the SICs and was borne by the capital note holders.
     During the first half of 2009, the credit ratings on a proportion of ABSs held directly by HSBC, Solitaire and the SICs were downgraded. In particular, Moody’s Investor Services downgraded the ratings on substantially all the Group’s holdings of US Alt-A residential MBSs issued in 2006 and 2007. The downgrade of assets is reflected in the disclosure of fair value movements in the above tables as if the downgrade had taken effect on 1 January 2009.
     The following table shows the vintages of the collateral assets supporting HSBC’s holdings of US sub-prime and Alt-A MBSs. Market prices for these instruments generally incorporate higher discounts for later vintages. The majority of HSBC’s holdings of US sub-prime MBSs are originated pre-2007; holdings of US Alt-A MBSs are more evenly distributed between pre- and post-2007 vintages.

Vintages of US sub-prime and Alt-A mortgage-backed securities

	Gross principal[15] of US sub-prime		Gross principal[15] of US Alt-A
	mortgage-backed securities		mortgage-backed securities
	at 31 December		at 31 December
	2009	2008	2009	2008
	US$m	US$m	US$m	US$m
Mortgage vintage
Pre-2006	1,748	2,012	2,108	2,695
2006	2,827	4,287	6,225	7,712
2007	1,187	1,588	5,213	6,453

	5,762	7,887	13,546	16,860

For footnote, see page 195.

US Government agency and sponsored enterprises mortgage-related assets
During 2009, HSBC reduced its holdings of US Government agency and sponsored enterprises mortgage-related assets by US$7,862 million.
Other residential mortgage-related assets
The majority of other residential mortgage-related assets were originated in the UK (2009: US$4,744 million; 2008: US$4,568 million). No impairments were recognised in respect of these UK originated assets in 2009 (2008: nil), reflecting credit support within the asset portfolio.
Commercial property mortgage-related assets
Of the total of US$9,954 million (2008: US$9,232 million) of commercial property mortgage-related assets, US$4,292 million related to US originated assets (2008: US$3,182 million). Spreads tightened on both US and non-US commercial property mortgage-related assets during 2009. Impairments of US$88 million (2008: nil) were recognised in 2009 as losses on the underlying assets accelerated.
Leveraged finance-related assets
The majority of assets related to US originated exposures; almost all (2009: 94 per cent; 2008: 99 per cent) were high grade with no impairments recorded in the year (2008: nil).
Student loan-related assets
Holdings in student loan-related assets were US$5,122 million (2008: US$4,963 million). No impairments were recorded on student loan-related assets in 2009 (2008: nil).
Transactions with monoline insurers
HSBC’s exposure to derivative transactions entered into directly with monoline insurers
HSBC’s principal exposure to monolines is through a number of over-the-counter (‘OTC’) derivative transactions, mainly credit default swaps (‘CDS’s). HSBC entered into these CDSs primarily to purchase credit protection against securities held at the time within the trading portfolio.
     During 2009, the notional value of derivative contracts with monolines and HSBC’s overall credit exposure to monolines decreased as a number of transactions were commuted, others matured, and credit spreads narrowed. The table below sets out the fair value, essentially the replacement cost, of the remaining derivative transactions at 31 December 2009, and hence the amount at risk if the CDS protection purchased were to be wholly ineffective because, for example, the monoline insurer was unable to meet its obligations. In order to further analyse that risk, the value of protection purchased is shown subdivided between those monolines that were rated by Standard & Poor’s (‘S&P’) at ‘BBB-’ or above at 31 December 2009, and those that were ‘below BBB-’ (‘BBB-’ is the S&P cut-off for an investment grade classification). As a result of the downgrade of a number of monolines during 2009, exposure to monolines rated ‘below BBB-’ at 31 December 2009 increased from the position as at 31 December 2008. The ‘Credit risk adjustment’ column indicates the valuation adjustment taken by HSBC against the net exposures, and reflects HSBC’s best estimate of the likely loss of value on purchased protection arising from the deterioration in creditworthiness of the monolines. These valuation adjustments, which reflect a measure of the irrecoverability of the protection purchased, have been charged to the income statement.

HSBC’s exposure to derivative transactions entered into directly with monoline insurers

		Net exposure			Net exposure
	Notional	before credit		Credit risk	after credit
	amount	risk adjustment	[19]	adjustment [20]	risk adjustment
	US$m	US$m		US$m	US$m
At 31 December 2009
Derivative transactions with monoline counterparties
Monoline – investment grade (BBB– or above)	5,623	997		(100)	897
Monoline – sub-investment grade (below BBB–)	4,400	1,317		(909)	408

	10,023	2,314		(1,009)	1,305

At 31 December 2008
Derivative transactions with monoline counterparties
Monoline – investment grade (BBB– or above)	9,627	2,829		(740)	2,089
Monoline – sub-investment grade (below BBB–)	2,731	1,104		(752)	352

	12,358	3,933		(1,492)	2,441

For footnotes, see page 195.

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

Overview of exposure > Monolines / Leveraged finance transactions

     The above table can be analysed as follows. HSBC has derivative transactions referenced to underlying securities with a notional value of US$10.0 billion (2008: US$12.4 billion), whose value at 31 December 2009 indicated a potential claim against the protection purchased from the monolines of some US$2.3 billion (2008: US$3.9 billion). On the basis of a credit assessment of the monolines, a credit risk adjustment of US$1.0 billion has been taken (2008: US$1.5 billion), leaving US$1.3 billion exposed (2008: US$2.4 billion), of which US$0.9 billion is recoverable from monolines rated investment grade at 31 December 2009 (2008: US$2.1 billion). The provisions taken imply in aggregate that 90 cents in the dollar will be recoverable from investment grade monolines and 31 cents in the dollar from non-investment grade monolines (2008: 74 cents and 32 cents, respectively).
     For the CDSs, market prices are generally not readily available. Therefore the CDSs are valued based upon market prices of the referenced securities.
     The credit risk adjustment against monolines is determined by one of a number of methodologies, dependent upon the internal credit rating of the monoline. HSBC’s assignment of internal credit ratings is based upon detailed credit analysis, and may differ from external ratings.
•	For highly-rated monolines, the standard credit risk adjustment methodology (as described on page 170) applies, with the exception that the future exposure profile is deemed to be constant (equal to the current market value) over the weighted average life of the referenced security, and the credit risk adjustment cannot fall below 10 per cent of the mark-to-market exposure.

•	In respect of monolines, where default has either occurred or there is a strong possibility of default in the near term, the adjustment is determined based on the estimated probabilities of various potential scenarios, and the estimated recovery in each case.

•	For other monoline exposures, the credit risk adjustment follows the methodology for highly-rated monolines. However, this methodology is adjusted to include the probability of a claim arising in respect of the referenced security, and applies implied probabilities of default where the likelihood of a claim is believed to be high.
     At 31 December 2009, US$2,566 million notional value of securities referenced by monoline CDS transactions with a market value of
US$1,863 million, were held in the loans and receivables category, having been included in the reclassification of financial assets described on page 153. At the date of reclassification, the market value of the assets was US$1,926 million. The reclassification resulted in an accounting asymmetry between the CDSs, which continue to be held at fair value through profit and loss, and the reclassified securities, which are accounted for on an amortised cost basis. If the reclassifications had not occurred, the impact on the income statement for 2009 would have been an increase in profit of US$5 million (2008: decrease in profit of US$115 million). This amount represents the difference between the increase in market value of the securities during 2009 and the accretion recognised under the amortised cost method in 2009.
HSBC’s exposure to direct lending and irrevocable commitments to lend to monoline insurers
HSBC has minimal liquidity facilities at 31 December 2009 (2008: US$47 million) to monolines, all of which were drawn at 31 December 2009 (2008: US$2 million drawn).
HSBC’s exposure to debt securities which benefit from guarantees provided by monoline insurers
Within both the trading and available-for-sale portfolios, HSBC holds bonds that are ‘wrapped’ with a credit enhancement from a monoline. As the bonds are traded explicitly with the benefit of this enhancement, any deterioration in the credit profile of the monoline is reflected in market prices and, therefore, in the carrying amount of these securities at 31 December 2009. For wrapped bonds held in the trading portfolio, the mark-to-market movement has been reflected through the income statement. For wrapped bonds held in the available-for-sale portfolio, the mark-to-market movement is reflected in equity unless there is objective evidence of impairment, in which case the impairment loss is reflected in the income statement. No wrapped bonds were included in the reclassification of financial assets described on page 153.
HSBC’s exposure to Credit Derivative Product Companies
Credit Derivative Product Companies (‘CDPC’s) are independent companies that specialise in selling credit default protection on corporate exposures. OTC derivative exposure to CDPCs became a focus during the second half of 2008 as corporate credit spreads widened, but these exposures reduced during

2009 as corporate credit spreads tightened again. At 31 December 2009, HSBC had purchased from CDPCs credit protection with a notional value of US$5.0 billion (2008: US$6.4 billion) which had a fair value (essentially, replacement cost) of US$0.3 billion (2008: US$1.2 billion), against which a credit risk adjustment (a provision) of US$0.1 billion was held (2008: US$0.2 billion). At 31 December 2009, 83 per cent of exposure was to CDPCs with investment grade ratings (2008: 100 per cent).
Leveraged finance transactions
Leveraged finance transactions include sub-investment grade acquisition or event-driven financing.
     The following tables show HSBC’s gross commitments and exposure to leveraged finance transactions arising from primary transactions and the movement in that leveraged finance exposure in the year. HSBC’s additional exposure to leveraged finance loans through holdings of ABSs from its trading and investment activities is shown in the table on page 159.

HSBC’s exposure to leveraged finance transactions

	At 31 December
	Funded		Unfunded		Total
	exposures	[21]	exposures	[22]	exposures
	US$m		US$m		US$m
2009
Europe	3,790		368		4,158
Rest of Asia-Pacific	70		22		92
North America	1,713		188		1,901

	5,573		578		6,151

Held within:
– loans and receivables	5,569		386		5,955
– fair value through profit or loss	4		192		196

2008
Europe	3,554		480		4,034
Rest of Asia-Pacific	25		12		37
North America	1,825		258		2,083

	5,404		750		6,154

Held within:
– loans and receivables	5,401		482		5,883
– fair value through profit or loss.	3		268		271
For footnotes, see page 195.
Movement in leveraged finance exposures

	Funded	Unfunded	Total
	exposures[21]	exposures[22]	exposures
	US$m	US$m	US$m

At 1 January 2009	5,404	750	6,154
Additions	–	50	50
Fundings	99	(99)	–
Sales, repayments and other movements	(34)	(150)	(184)
Write-backs	104	27	131

At 31 December 2009	5,573	578	6,151

For footnotes, see page 195.

     Leveraged finance commitments held by HSBC were US$6.5 billion at 31 December 2009 (2008: US$6.6 billion), of which US$5.9 billion (2008: US$5.8 billion) was funded.
As described on page 153, certain leveraged finance loans were reclassified from held-for-trading to loans and receivables. As a result, these loans are held at amortised cost subject to impairment and are not marked to market, and net gains of US$1.2 billion (2008: net losses of US$1.3 billion) were not taken to the income statement in 2009.
     At 31 December 2009, HSBC’s principal exposures were to companies in two sectors: US$3.8 billion to data processing (2008:

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

Fair values of financial instruments > Carried at fair value

US$3.6 billion) and US$1.9 billion to communications and infrastructure (2008: US$1.7 billion). During the year, 99 per cent of the total fair value movement not recognised was against exposures in these two sectors (2008: 99 per cent). Subsequent to the end of the year, as part of portfolio management, US$0.6 billion of the data processing exposure was sold.
Fair values of financial instruments

(Audited)
The classification of financial instruments is determined in accordance with the accounting policies set out in Note 2 on the Financial Statements. The use of assumptions and estimation in valuing financial instruments is described on page 63. The following is a description of HSBC’s methods of determining fair value and its related control framework, and a quantification of its exposure to financial instruments measured at fair value.
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
Fair values are subject to a control framework designed to ensure that they are either determined or validated by a function independent of the risk-taker. To this end, ultimate responsibility for the determination of fair values lies with Finance, which reports functionally to the Chief Financial Officer, Executive Director, Risk and Regulation. Finance establishes the accounting policies and procedures governing valuation and is responsible for ensuring that they comply with all relevant accounting standards.
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
     Models provide a logical framework for the capture and processing of necessary valuation inputs. For fair values determined using a valuation model, the control framework may include, as applicable, independent development or validation of (i) the logic within valuation models; (ii) the inputs to those models; (iii) any adjustments required outside the valuation models; and (iv) where possible, model outputs. Valuation models are subject to a process of due diligence and calibration before becoming operational and are calibrated against external market data on an ongoing basis.
     The results of the independent validation process are reported to, and considered by, Valuation Committees. Valuation Committees are composed of valuation experts from several independent support functions (Product Control, Market Risk Management, Quantitative Risk and Valuation Group and Finance) in addition to senior management. The members of each Valuation Committee consider the appropriateness and adequacy of the fair value adjustments and the effectiveness of valuation models. If necessary, they may require changes to model calibration or calibration procedures. The Valuation Committees are overseen by the Valuation Committee Review Group, which consists of Heads of Global Banking and Markets’ Finance and Risk Functions. All subjective valuation items with a potential impact in excess of US$5 million are reported to the Valuation Committee Review Group.

Determination of fair value
Fair values are determined according to the following hierarchy:
•	Level 1 – quoted market price: financial instruments with quoted prices for identical instruments in active markets.

•	Level 2 – valuation technique using observable inputs: financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

•	Level 3 — valuation technique with significant unobservable inputs: financial instruments valued using valuation techniques where one or more significant inputs are unobservable.
     The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used.
     The judgement as to whether a market is active may include, but is not restricted to, the consideration of factors such as the magnitude and frequency of trading activity, the availability of prices and the size of bid/offer spreads. The bid/offer spread represents the difference in prices at which a market participant would be willing to buy compared with the price at which they would be willing to sell. In inactive markets, obtaining assurance that the transaction price provides evidence of fair value or determining the adjustments to transaction prices that are necessary to measure the fair value of the instrument requires additional work during the valuation process.
     The majority of valuation techniques employ only observable market data. However, certain financial instruments are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable, and for them, the derivation of fair value is more judgemental. An instrument in its entirety is classified as valued using significant unobservable inputs if, in the opinion of management, a significant proportion of the instrument’s carrying amount and/or inception profit (‘day 1 gain or loss’) is driven by unobservable inputs. ‘Unobservable’ in this context means that there is little or no current market data available from which to determine the price at which an arm’s length transaction would be likely to occur. It generally does not mean that there is no market data available at all upon which to base a determination of fair value (consensus pricing data may, for example, be used). Furthermore, in some cases the majority of the fair value derived from a valuation technique with significant unobservable inputs may be attributable to observable inputs. Consequently, the effect of uncertainty in determining unobservable inputs will generally be less than the overall fair value of the financial instrument being measured. To help in understanding the extent and the range of this uncertainty, additional information is provided in the section headed ‘Effect of changes in significant unobservable assumptions to reasonably possible alternatives’ below.
     In certain circumstances, primarily where debt is hedged with interest rate derivatives, HSBC records its own debt in issue at fair value, based on quoted prices in an active market for the specific instrument concerned, if available. When quoted market prices are unavailable, the own debt in issue is valued using valuation techniques, the inputs for which are either based upon quoted prices in an inactive market for the instrument, or are estimated by comparison with quoted prices in an active market for similar instruments. In both cases, the fair value includes the effect of applying the credit spread which is appropriate to HSBC’s liabilities. For all issued debt securities, discounted cash flow modelling is used to separate the change in fair value that may be attributed to HSBC’s credit spread movements from movements in other market factors such as benchmark interest rates or foreign exchange rates. Specifically, the change in fair value of issued debt securities attributable to the Group’s own credit spread is computed as follows: for each security at each reporting date, an externally verifiable price is obtained or a price is derived using credit spreads for similar securities for the same issuer. Then, using discounted cash flow, each security is valued using a LIBOR-based discount curve. The difference in the valuations is attributable to the Group’s own credit spread. This methodology is applied consistently across all securities.
     Structured notes issued and certain other hybrid instrument liabilities are included within trading liabilities and are measured at fair value. The credit spread applied to these instruments is derived from the spreads at which HSBC issues structured notes. These market spreads are smaller than credit spreads observed for plain vanilla debt or in the credit default swap markets.
     Gains and losses arising from changes in the credit spread of liabilities issued by HSBC reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount.

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

Fair values of financial instruments > Carried at fair value

     All net positions in non-derivative financial instruments, and all derivative portfolios, are valued at bid or offer prices as appropriate. Long positions are marked at bid prices; short positions are marked at offer prices.
     The fair value of a portfolio of financial instruments is calculated as the product of the number of units and its quoted price and no block discounts are applied.
Fair value adjustments
The valuation models applied for ‘level 2’ and ‘level 3’ assets incorporate assumptions that HSBC believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when HSBC considers that there are additional factors that would be considered by a market participant that are not incorporated within the valuation model. The magnitude of fair value adjustments depends upon many entity-specific factors, including modelling sophistication, the nature of products traded, and the size and type of risk exposures. For this reason, fair value adjustments may not be comparable across the banking industry.
     HSBC classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. They form part of the portfolio fair value and are incorporated within the balance sheet values of the product types to which they have been applied. The majority of these adjustments relate to Global Banking and Markets. The magnitude and types of fair value adjustment adopted by Global Banking and Markets are listed in the following table:

Global Banking and Markets fair value adjustments

	At 31 December
	2009	2008
	US$m	US$m
Type:
Risk-related	2,955	3,796

Bid-offer	528	811
Uncertainty	223	319
Credit risk adjustment	2,172	2,658
Other	32	8

Model-related	457	487

Model limitation	391	381
Other	66	106

Inception profit (Day 1 P&L reserves)	260	204

Total	3,672	4,487

     The quantum of fair value adjustments has reduced by US$815 million during the year. Movements in the level of fair value adjustments do not necessarily result in the recognition of profits or losses within the income statement. For example, following enhancement of a model to incorporate an additional factor, the model value will have changed and so the fair value adjustment in respect of that factor will no longer be required. Similarly, if a position is unwound at a price inclusive of the fair value adjustment, then the fair value adjustment base will decrease, but no profit or loss will result.
     The major movements occurred in the bid-offer and credit risk adjustment categories. The reduction of US$283 million in the bid-offer adjustment in 2009 largely reflected decreasing market bid-offer spreads as the market stabilised following the turmoil seen in the latter part of 2008.
     The reduction of US$486 million in the credit risk adjustment in 2009 reflected the release of
US$716 million due to the commutation of transactions with monoline insurers, which did not result in any material gain or loss being recognised in the income statement. It also reflected lower OTC derivative counterparty exposures, resulting from the tightening of credit spreads, the steepening of yield curves and the recovery in equity markets during the year, offset by increased probability of counterparty default.
Risk-related adjustments
‘Risk-related’ adjustments are driven, in part, by the magnitude of HSBC’s market or credit risk exposure, and by external market factors, such as the size of market spreads.
Bid-Offer
IAS 39 requires that portfolios are marked at bid or offer, as appropriate. Bid prices represent the price at which a long position could be sold and offer prices represent the price at which a short position could be bought back. Valuation models will typically generate mid market values. The bid-offer adjustment reflects the cost that would be incurred if substantially all residual net portfolio market risks were closed using available hedging instruments or by disposing of or unwinding the actual position.
     The majority of the bid-offer adjustment relates to OTC derivative portfolios. For each portfolio, the major risk types are identified. These may include, inter alia, delta (the sensitivity to changes in the price of an underlying), vega (the sensitivity to changes in volatilities) and basis risk (the sensitivity to changes in the spread between two rates). For each risk type, the net portfolio risks are first classified into buckets, and then a bid-offer spread is applied to each risk bucket based upon the market bid-offer spread for the relevant hedging instrument. The granularity of the risk bucketing is determined by reference to several factors, including the actual risk management practice undertaken by HSBC, the granularity of risk bucketing within the risk reporting process, and the extent of correlation between risk buckets. Within a risk type, the bid-offer adjustment for each risk bucket may be aggregated without offset or limited netting may be applied to reflect correlation between buckets. There is no netting applied between risk types or between portfolios that are not managed together for risk management purposes. There is no netting across legal entities.
Uncertainty
Certain model inputs may be less readily determinable from market data, and/or the choice of model itself may be more subjective, with less market evidence available from which to determine general market practice. In these circumstances, there exists a range of possible values that the financial instrument or market parameter may assume and an adjustment may be necessary to reflect the likelihood that in estimating the fair value of the financial instrument, market participants would adopt rather more conservative values for uncertain parameters and/or model assumptions than those used in the valuation model. Uncertainty adjustments are derived by considering the potential range of derivative portfolio valuation given the available market data. The objective of an uncertainty adjustment is to arrive at a fair value that is not overly prudent but rather reflects a level of prudence believed to be consistent with market pricing practice.
     Uncertainty adjustments are applied to various types of exotic OTC derivative. For example, the correlation between one or more market rates may be an important component of an exotic derivative value and an uncertainty adjustment may be taken to reflect the range of possible values that market participants may assume for this parameter.
Credit risk adjustment
The credit risk adjustment is an adjustment to the valuation of OTC derivative contracts to reflect within fair value the possibility that the counterparty may default, and HSBC may not receive the full market value of the transactions. The calculation of the credit risk adjustment against monolines is described on page 163, and for all other counterparties on page 170.
Model-related adjustments
These adjustments are primarily related to internal factors, such as the ability of HSBC’s models to incorporate all material market characteristics. A description of each adjustment type is given below:
Model limitation
Models used for portfolio valuation purposes, particularly for exotic derivative products, may be based upon a simplifying set of assumptions that do not capture all material market characteristics or may be less reliable under certain market conditions. Additionally, markets evolve, and models that were adequate in the past may require development to capture all material market characteristics in current market conditions. In these circumstances, model limitation adjustments are adopted outside the core valuation model.
     The adjustment methodologies vary according to the nature of the model. The Quantitative Risk and Valuation Group, an independent quantitative support function reporting into Finance, highlights the requirement for model limitation adjustments and develops the methodologies employed. Over time, as model development progresses, model limitations are addressed within the core revaluation models and a model limitation adjustment is no longer needed.
Inception profit (Day 1 P&L reserves)
Inception profit adjustments are adopted where the fair value estimated by a valuation the model is based on one or more significant unobservable inputs, in accordance with IAS 39. At trade execution, the adjustment is equal to the inception profit which is the difference between the fair value and the price at which the transaction was undertaken. The balance is amortised to the ‘observability boundary’ based on the risk profile

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

Fair values of financial instruments > Carried at fair value of the unobservable component. The ‘observability boundary’ is the point at which during the lifetime of the trade the previously unobservable significant input is expected to become observable, which at the extreme may be the maturity date.
     An analysis of the movement in the deferred Day 1 P&L reserve is provided on page 426.
     Transaction costs and the future costs of administering the OTC derivative portfolio are not included in the fair value calculation. These, along with trade origination costs such as brokerage fees and post-trade costs, are accounted for as part of either fee expense or operating expenses.
Credit risk adjustment methodology
HSBC adopts a credit risk adjustment (also frequently known as a ‘credit valuation adjustment’) against OTC derivative transactions to reflect within fair value the possibility that the counterparty may default, and HSBC may not receive the full market value of the transactions. HSBC calculates a separate credit risk adjustment for each HSBC legal entity, and within each entity for each counterparty to which the entity has exposure. The calculation of the monoline credit risk adjustment is described on page 163. The description below relates to the credit risk adjustment taken against counterparties other than monolines, which totalled US$1,009 million at 31 December 2009 (2008: US$1,492 million).
     HSBC calculates the credit risk adjustment by applying the probability of default of the counterparty to the expected positive exposure to the counterparty, and multiplying the result by the loss expected in the event of default. The calculation is performed over the life of the potential exposure.
     For most products, HSBC uses a simulation methodology to calculate the expected positive exposure. The methodology simulates the range of potential exposures of HSBC to the counterparty over the life of an instrument. The range of exposures is calculated across the portfolio of transactions with a counterparty to arrive at an expected overall exposure. The probability of default assumptions are based upon historic rating transition matrices. The credit rating used for a particular counterparty is that determined by HSBC’s internal credit process. Rating transition is taken account of throughout the duration of the exposure. A standard loss given default assumption of 60 per cent is generally adopted. HSBC considers that an appropriate spread to reflect HSBC’s own probability of default within the credit risk adjustment calculation is currently zero. Consequently, HSBC does not derive the adjustment on a bilateral basis and has a zero adjustment against derivative liabilities, often referred to as a ‘debit valuation adjustment’. The simulation methodology includes credit mitigants such as counterparty netting agreements and collateral agreements with the counterparty.
     For certain types of exotic derivatives where the products are not currently supported by the simulation, or for derivative exposures in smaller trading locations where the simulation tool is not yet available, HSBC adopts an alternative methodology. Alternative methodologies used by HSBC fall into two categories. One method maps transactions against the results for similar products which are accommodated by the simulation tool. Where such a mapping approach is not appropriate, a bespoke methodology is used, generally following the same principles as the simulation methodology, reflecting the key characteristics of the instruments but in a manner that is computationally less intensive. The calculation is applied at a trade level, with more limited recognition of credit mitigants such as netting or collateral agreements than used in the simulation methodology described previously.
     The methodologies do not, in general, account for ‘wrong-way risk’. Wrong-way risk arises where the underlying value of the derivative prior to any credit risk adjustment is related to the probability of default of the counterparty. A more detailed description of wrong-way risk is included on page 208. For particular transactions where there is significant wrong-way risk, a trade specific approach is applied to reflect the wrong-way risk within the valuation.
     HSBC includes all third party counterparties in the credit risk adjustment calculation and HSBC does not net credit risk adjustments across HSBC Group entities.
     During 2009, there were no material changes made by HSBC to the methodologies used to calculate the credit risk adjustment.
Consideration of other methodologies for calculation of credit risk adjustments
(Unaudited)
     The credit risk adjustment methodology used by HSBC, in the opinion of management, appropriately quantifies the exposure of HSBC to counterparty risk on its OTC derivative portfolio and appropriately reflects the risk management strategy of the business.
     HSBC recognises that a variety of credit risk adjustment methodologies are adopted within the banking industry. Some of the key attributes that may differ between these methodologies are:
•	the probability of default may be calculated from historical market data, or implied from current market levels for certain transaction types such as credit default swaps, either with or without an adjusting factor;

•	some entities derive their own probability of default from a non-zero spread, which has the effect of reducing the overall adjustment;

•	differing loss assumptions in setting the level of loss given defaults, which may utilise levels set by regulators for capital calculation purposes; and

•	counterparty exclusions, whereby certain counterparty types (for example collateralised counterparties) are excluded from the calculation.
     HSBC has estimated the impact of adopting two alternative methodologies on the level of its credit risk adjustment (excluding the monoline credit risk adjustment), as follows:
•	adapting HSBC’s existing methodology to utilise probabilities of default implied from credit default swaps with no adjustment factor applied and also implying HSBC’s own probability of default from credit default swaps, results in an additional adjustment of US$170 million; and

•	adapting HSBC’s existing methodology to include HSBC’s own probability of default from a non-zero spread based on historical data, excluding collateralised counterparties, and applying loss given default assumptions consistent with those used in regulatory capital calculations, results in a reduction of the credit risk adjustment of US$300 million.
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
     Illiquidity and a lack of transparency in the market for ABSs have resulted in less observable data being available. While quoted market prices are generally used to determine the fair value of these securities, valuation models are used to substantiate the reliability of the limited market data available and to identify whether any adjustments to quoted market prices are required.
     In the absence of quoted market prices, fair value is determined using valuation techniques based on the calculation of the present value of expected future cash flows of the assets. The inputs to these valuation techniques are derived from observable market data and, where relevant, assumptions in respect of unobservable inputs. In respect of ABSs including residential MBSs, the valuation uses an industry standard model and the assumptions relating to prepayment speeds, default rates and loss severity based on collateral type, and performance, as appropriate. The valuations output is benchmarked for consistency against observable data for securities of a similar nature.
Derivatives
OTC (i.e. non-exchange traded) derivatives are valued using valuation models. Valuation models calculate the present value of expected future cash flows, based upon ‘no-arbitrage’ principles. For many vanilla derivative products, such as interest rate swaps and European options, the modelling approaches used are standard across the industry. For more complex derivative products, there may be some differences in market practice. Inputs to valuation models are determined from observable market data wherever possible, including prices available from exchanges, dealers, brokers or providers of consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices via model calibration procedures. Finally, some inputs are not observable, but can generally be estimated from historical data or other sources. Examples of inputs

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

Fair values of financial instruments > Carried at fair value that are generally observable include foreign exchange spot and forward rates, benchmark interest rate curves and volatility surfaces for commonly traded option products. Examples of inputs that may be unobservable include volatility surfaces, in whole or in part, for less commonly traded option products, and correlations between market factors such as foreign exchange rates, interest rates and equity prices.
Loans, including leveraged loans and loans held for securitisation
     Loans held at fair value are valued from broker quotes and/or market data consensus providers when available. In the absence of an observable market, the fair value is determined using valuation techniques. These techniques include discounted cash flow models, which incorporate assumptions regarding an appropriate credit spread for the loan, derived from other market instruments issued by the same or comparable entities.
Structured notes
The fair value of structured notes valued using a
valuation technique is derived from the fair value of the underlying debt security as described above, and the fair value of the embedded derivative is determined as described in the paragraph above on derivatives.
Fair value valuation bases
The table below provides an analysis of the various bases described above which have been deployed for valuing financial assets and financial liabilities measured at fair value in the consolidated financial statements.
The movement in the balances of assets and liabilities measured at fair value with significant unobservable inputs was mainly attributable to a decrease in the fair value of derivative assets, loans held for securitisation and the disposal of securities in other portfolios. At 31 December 2009, financial instruments measured at fair value using a valuation technique with significant unobservable inputs represented 2 per cent of total assets and liabilities measured at fair value (2008: 2 per cent).

Bases of valuing financial assets and liabilities measured at fair value

		Valuation techniques
	Quoted	Using	With significant
	market	observable	unobservable
	price	inputs	inputs
	Level 1	Level 2	Level 3	Total
	US$m	US$m	US$m	US$m
At 31 December 2009
Assets
Trading assets	272,509	142,452	6,420	421,381
Financial assets designated at fair value	24,184	11,773	1,224	37,181
Derivatives	1,961	244,472	4,453	250,886
Financial investments: available for sale	163,149	178,168	10,214	351,531

Liabilities
Trading liabilities	119,544	139,812	8,774	268,130
Financial liabilities designated at fair value	27,553	52,032	507	80,092
Derivatives	1,843	240,611	5,192	247,646

At 31 December 2008
Assets
Trading assets	234,399	185,369	7,561	427,329
Financial assets designated at fair value	14,590	13,483	460	28,533
Derivatives	8,495	476,498	9,883	494,876
Financial investments: available for sale	103,949	173,157	9,116	286,222

Liabilities
Trading liabilities	105,584	135,559	6,509	247,652
Financial liabilities designated at fair value	23,311	51,276	–	74,587
Derivatives	9,896	473,359	3,805	487,060

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3

	Assets				Liabilities
			Designated			Designated
			at fair value			at fair value
	Available	Held for	through		Held for	through
	for sale	trading	profit or loss	Derivatives	trading	profit or loss	Derivatives
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Private equity investments	2,949	197	345	–	–	–	–
Asset-backed securities	4,270	944	–	–	–	–	–
Leveraged finance	–	73	–	–	–	–	25
Loans held for securitisation	–	1,395	–	–	–	–	–
Structured notes	–	196	–	–	5,055	–	–
Derivatives with monolines	–	–	–	1,305	–	–	–
Other derivatives	–	–	–	3,148	–	–	5,167
Other portfolios	2,995	3,615	879	–	3,719	507	–

	10,214	6,420	1,224	4,453	8,774	507	5,192

At 31 December 2008
Private equity investments	2,689	54	225	–	–	–	–
Asset-backed securities	4,264	882	–	95	–	–	565
Leveraged finance	–	266	–	–	–	–	33
Loans held for securitisation	–	2,133	–	–	–	–	–
Structured notes	–	87	–	–	5,294	–	–
Derivatives with monolines	–	–	–	2,441	–	–	–
Other derivatives	–	–	–	7,347	–	–	3,207
Other portfolios	2,163	4,139	235	–	1,215	–	–

	9,116	7,561	460	9,883	6,509	–	3,805

     At 31 December 2009, available-for-sale ABSs valued using a valuation technique with significant unobservable inputs principally comprised commercial property-related securities, leveraged finance-related securities and Alt-A securities with no particular concentration in any one category. Assets in other portfolios valued using a valuation technique with significant unobservable inputs were principally holdings in an Asian bond portfolio where the credit spreads are not directly observable.
     Trading assets valued using a valuation technique with significant unobservable inputs principally comprised ABSs, loans held for securitisation and other portfolios. The ABSs are classified in Level 3 as a result of the unobservability of the underlying price of the assets. Loans held for securitisations are valued using a proprietary model which utilises inputs relating to the credit spread of the obligor. Other portfolios include holdings in various bonds, preference shares and debentures where the unobservability relates to the prices of the underlying securities. The decrease during the year was due to a reduction in the fair value of loans held for securitisation and disposals of positions within other portfolios.
     Derivative products with monolines valued using techniques with unobservable inputs decreased during the year as a result of a decrease in exposure to the monoline counterparties, primarily as a result of decreasing credit spreads and from commutations undertaken. The primary unobservable input relates to the probability of default of the counterparty. Further details of the transactions with monoline counterparties are shown on page 163.
     Derivative products valued using valuation techniques with significant unobservable inputs included certain correlation products, such as foreign exchange basket options, equity basket options, foreign exchange-interest rate hybrid transactions and long-dated option transactions. Examples of the latter are equity options, interest rate and foreign exchange options and certain credit derivatives. Credit derivatives include certain tranched CDS transactions. The decrease in Level 3 derivative assets during the year was mainly due to a decrease in the fair value of structured credit transactions.
     Trading liabilities valued using a valuation technique with significant unobservable inputs principally comprised equity-linked structured notes which are issued by HSBC and provide the counterparty with a return that is linked to the performance of certain equity securities, and other portfolios. The notes are classified as Level 3 due to the unobservability of parameters such as long-dated equity volatilities and correlations between equity prices, between equity prices and interest rates and

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

Fair values of financial instruments > Carried at fair value between interest rates and foreign exchange rates. The movement in Level 3 trading liabilities during the year was primarily due to the issue of new equity derivative linked structures classified in other portfolios, partially offset by transfers out of Level 3 as a result of increased observability of long-dated volatilities.
     The increase in derivative liabilities valued using a valuation technique with significant unobservable inputs was primarily attributable to the transfer into Level 3 of swaps linked to securitisation structures whose valuation utilises inputs relating to the prepayment rates for the underlying asset pools which are unobservable. This was partially offset by transfers out of structured interest rate and equity derivatives due to increased observability of long-dated swaptions and equity volatilities.
Reconciliation of fair value measurements in Level 3 of the fair value hierarchy
The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

Movement in Level 3 financial instruments

	Assets				Liabilities
			Designated			Designated
			at fair value			at fair value
	Available	Held for	through		Held for	through
	for sale	trading	profit or loss	Derivatives	trading	profit or loss	Derivatives
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 January 2009	9,116	7,561	460	9,883	6,509	–	3,805
Total gains/(losses) recognised in profit or loss	(260)	(730)	97	(5,275)	(107)	(3)	(1,372)
Total gains recognised in other comprehensive income	617	85	–	119	301	10	94
Purchases	1,785	1,598	260	–	22	–	–
New issuances	–	–	–	–	2,522	500	–
Sales	(806)	(2,166)	(13)	–	–	–	–
Settlements	(1,059)	(295)	(6)	(104)	(1,266)	–	(206)
Transfers out	(3,043)	(1,077)	–	(1,057)	(537)	–	(620)
Transfers in	3,864	1,444	426	887	1,330	–	3,491

At 31 December 2009	10,214	6,420	1,224	4,453	8,774	507	5,192

Total gains/(losses) recognised in profit or loss relating to those assets and liabilities held on 31 December 2009	(371)	(596)	98	(3,753)	(136)	(3)	(135)

     For available-for-sale securities, the unobservability of valuations of asset-backed (particularly Alt-A and leveraged finance-related) securities and the Asian bond portfolio discussed on page 173 resulted in assets in these categories being transferred or purchased into Level 3 during 2009. Transfers out of Level 3 were primarily in respect of commercial property related ABSs due to certain valuations in these asset categories becoming observable during 2009.
     For trading assets, transfers into Level 3 arose principally on ABSs, fixed income securities and a syndicated loan position where valuations for the specific instruments were not observable. Transfers out also related principally to ABSs and fixed income securities as valuations for specific instruments became observable. Purchases relate primarily to the unwind of certain ABS total return swap funding transactions, in which HSBC’s market risk position did not change, but securities were purchased in place of the derivative transactions.
     For derivative assets, transfers out of Level 3 were driven by decreases in residual maturity of longer-dated equity options to below the observability boundary, movement in equity prices leading to previously out-of-the money or in-the-money options becoming closer to at-the-money options, and some increased observability of long-dated swaption and foreign exchange volatilities. Transfers in were largely driven by the unobservability of prepayment rates on swaps linked to third-party securitisations.
     For held-for-trading liabilities, transfers into Level 3 were primarily due to a reduction in the observability of volatilities and gap risk parameters on embedded derivatives within issued structured notes. Transfers out of Level 3 were driven by similar factors as derivative assets, also relating to embedded derivatives within issued structured notes.
     For derivative liabilities, the unobservability of prepayment rates on securitisation swaps was the main reason for transfers into Level 3. Transfers out of Level 3 were driven by similar factors as derivative assets.
     During 2009, there were no significant transfers between Levels 1 and 2.
     For assets and liabilities classified as held for trading, realised and unrealised gains and losses are presented in the income statement under ‘Trading income excluding net interest income’.
     Fair value changes on long term debt designated at fair value and related derivatives are presented in the income statement under ‘Changes in fair value of long-term debt issued and related derivatives’. The income statement line item ‘Net income/(expense) from other financial instruments designated at fair value’ captures fair value movements on all other financial instruments designated at fair value and related derivatives.
     Realised gains and losses from available-for-sale securities are presented under ‘Gains less losses of financial investments’ in the income statement while unrealised gains and losses are presented in ‘Fair value gains/(losses) within ‘Available-for-sale investments’ in other comprehensive income/ (expense).
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

Sensitivity of fair values to reasonably possible alternative assumptions

	Reflected in profit or loss		Reflected in equity
	Favourable	Unfavourable	Favourable	Unfavourable
	changes	changes	changes	changes
	US$m	US$m	US$m	US$m
At 31 December 2009
Derivatives, trading assets and trading liabilities[23]	984	(577)	–	–
Financial assets and liabilities designated at fair value	102	(98)	–	–
Financial investments: available for sale	–	–	1,161	(1,157)

At 31 December 2008
Derivatives, trading assets and trading liabilities[23]	1,266	(703)	–	–
Financial assets and liabilities designated at fair value	30	(30)	–	–
Financial investments: available for sale	–	–	984	(1,005)

For footnote, see page 195.

     The decrease in the effect of changes in significant unobservable inputs in relation to derivatives, trading assets and trading liabilities during the year primarily reflected the decreased sensitivity to the assumptions for the derivative portfolios. The increase in the effect of changes in significant unobservable inputs for available-for-sale assets arose from the increase in private equity holdings in Level 3 and from increased sensitivity to the assumptions for ABSs.

Sensitivity of fair values to reasonably possible alternative assumptions by Level 3 instrument type

	Reflected in profit or loss		Reflected in equity
	Favourable	Unfavourable	Favourable	Unfavourable
	changes	changes	changes	changes
	US$m	US$m	US$m	US$m
At 31 December 2009
Private equity investments	54	(54)	302	(299)
Asset-backed securities	41	(41)	734	(735)
Leveraged finance	1	(1)	–	–
Loans held for securitisation	16	(16)	–	–
Structured notes	3	(3)	–	–
Derivatives with monolines	333	(25)	–	–
Other derivatives	309	(332)	–	–
Other portfolios	329	(203)	125	(123)

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

Fair values of financial instruments > Carried at fair value

	Reflected in profit or loss		Reflected in equity
	Favourable	Unfavourable	Favourable	Unfavourable
	changes	changes	changes	changes
	US$m	US$m	US$m	US$m
At 31 December 2008
Private equity investments	28	(28)	234	(261)
Asset-backed securities	90	(91)	667	(660)
Leveraged finance	2	(2)	–	–
Loans held for securitisation	41	(41)	–	–
Structured notes	8	(8)	–	–
Derivatives with monolines	341	(250)	–	–
Other derivatives	652	(224)	–	–
Other portfolios	134	(89)	83	(84)

     Favourable and unfavourable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable parameters using statistical techniques. When parameters are not amenable to statistical analysis, quantification of uncertainty is judgemental.
     When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or most unfavourable change from varying the assumptions individually.
     In respect of private equity investments, the valuations are assessed on an asset by asset basis using a valuation methodology appropriate to the specific investment, in line with industry guidelines. In many of the methodologies, the principal assumption is the valuation multiple to be applied to the main financial indicators. This may be determined with reference to multiples for comparable listed companies and includes discounts for marketability.
     For ABSs whose prices are unobservable, models are used to generate the expected value of the asset. The principal assumptions in these models are based on benchmark information about prepayment speeds, default rates, loss severities and the historical performance of the underlying assets. The models used are calibrated by using securities for which external market information is available.
     For leveraged finance, loans held for securitisation and derivatives with monolines the principal assumption concerns the appropriate value to be attributed to the counterparty credit risk. This requires estimation of exposure at default, probability of default and recovery in the event of default. For loan transactions, assessment of exposure at default is straightforward. For derivative transactions, a future exposure profile is generated on the basis of current market data. Probabilities of default and recovery levels are estimated using market evidence, which may include financial information, historical experience, CDS spreads and consensus recovery levels.
     In the absence of such evidence, management’s best estimate is used.
     For structured notes and other derivatives, principal assumptions concern the value to be attributed to future volatility of asset values and the future correlation between asset values. These principal assumptions include credit volatilities and correlations used in the valuation of structured credit derivatives (including leveraged credit derivatives). For such unobservable assumptions, estimates are based on available market data, which may include the use of a proxy method to derive a volatility or a correlation from comparable assets for which market data is more readily available, and/or an examination of historical levels.
Changes in fair value recorded in the income statement
The following table quantifies the changes in fair values recognised in profit or loss during the year in respect of assets and liabilities held at the end of the year whose fair values are estimated using valuation techniques that incorporate significant assumptions that are not evidenced by prices from observable current market transactions in the same instrument, and are not based on observable market data:

	2009	2008
	US$m	US$m
Recorded profit/(loss) on:
Derivatives, trading assets and trading liabilities	(4,620)	779
Financial assets and liabilities designated at fair value	95	109
     The loss during the year included changes in the fair value of monoline and CDPC-related credit derivatives which use a valuation technique with significant unobservable inputs. Additionally, there was a decline in the fair value of other structured credit derivatives attributable to the tightening of credit spreads during the year.

     In general, many Level 3 instruments are risk managed using derivatives which employ a valuation technique with observable inputs. However, the associated gains on these derivatives in the year are not reflected in the table above. The table details the total change in fair value of these instruments; it does not isolate the component attributable to unobservable inputs.
HSBC Holdings
The following table provides an analysis of the basis for valuing financial assets and financial liabilities measured at fair value in the financial statements:

Bases of valuing HSBC Holdings’ financial assets and liabilities measured at fair value

		Valuation techniques
	Quoted	Using	With significant
	market	observable	unobservable
	price	inputs	inputs
	Level 1	Level 2	Level 3	Total
	US$m	US$m	US$m	US$m
At 31 December 2009
Assets
Derivatives	–	2,981	–	2,981
Financial investments: available for sale	–	–	2,455	2,455

Liabilities
Financial liabilities designated at fair value	12,549	4,360	–	16,909
Derivatives	–	362	–	362

At 31 December 2008
Assets
Derivatives	–	3,682	–	3,682
Financial investments: available for sale	–	–	2,629	2,629

Liabilities
Financial liabilities designated at fair valuex	13,321	3,068	–	16,389
Derivatives	–	1,324	–	1,324

     Financial investments measured using a valuation technique with significant unobservable inputs comprise fixed-rate preferred securities and senior notes purchased from HSBC undertakings. The unobservable elements of the valuation technique include the use of implied credit spreads and simplified bond pricing assumptions.

Assets
available
for sale
US$m
At 1 January 2009	2,629
Total gains or losses:
– recognised in profit or loss	(2)
– recognised in other comprehensive income	103
Settlements	(275)

At 31 December 2009	2,455

Total gains or losses recognised in profit or loss relating to those assets and liabilities held on 31 December 2009	(2)
Effect of changes in significant unobservable assumptions to reasonably possible alternatives
In certain circumstances, the fair value of financial instruments are measured using valuation models that incorporate assumptions that are not supported by prices from observable current market transactions in the same instrument and are not based on observable market data. The following table shows the sensitivity of non-derivative financial instruments to reasonably possible alternative assumptions:

	Reflected in equity
	Favourable	Unfavourable
	changes	changes
	US$m	US$m
Financial investments available for sale

At 31 December 2009	115	(107)
At 31 December 2008	113	(97)

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

Fair values of financial instruments > Carried at fair value / Not carried at fair value

Assessing available-for-sale assets for impairment
HSBC’s policy on impairment of available-for-sale assets is described on page 375. The following is a description of HSBC’s application of that policy.
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
     These types of specific events and other factors such as information about the issuers’ liquidity, business and financial risk exposures, levels of and trends in default for similar financial assets, national and local economic trends and conditions, and the fair value of collateral and guarantees may be considered individually, or in combination, to determine if there is objective evidence of impairment of a debt security.
     In addition, when assessing available-for-sale ABSs for objective evidence of impairment, HSBC considers the performance of underlying collateral and the extent and depth of market price declines. Changes in credit ratings are considered but a downgrade of a security’s credit rating is not, of itself, evidence of impairment. The primary indicators of potential impairment are considered to be adverse fair value movements, and the disappearance of an active market for the securities.
     At 31 December 2009, the population of available-for-sale ABSs identified as being most at risk of impairment included residential MBSs backed by sub-prime and Alt-A mortgages originated in the US, commercial MBSs orginated in the US and Europe and CDOs with considerable exposure to these sectors. The estimated future cash flows of these securities are assessed to determine whether any of their cash flows are unlikely to be recovered as a result of events occurring on or before the balance sheet date.
     In particular, for residential and commercial MBSs the estimated future cash flows are assessed by determining the future projected cash flows arising on the underlying collateral taking into consideration the delinquency status of underlying loans, the probability of delinquent loans progressing to default, the proportion of the advances subsequently recoverable and the prepayment profiles of the underlying assets. Management uses externally available data and applies judgement when determining the appropriate assumptions in respect of these factors. HSBC uses a modelling approach which incorporates historically observed progression rates to default, to determine if the decline in aggregate projected cash flows from the underlying collateral will lead to a shortfall in contractual cash flows. In such cases the security is considered to be impaired.
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

     For impairment losses on available-for-sale equity and debt securities, see pages 31 and 35, respectively. Any impairment losses relating to ABSs recognised in the income statement are recorded as ‘Loan impairment charges and other credit risk provisions’. Impairment losses incurred on assets held by consolidated securities investment conduits (excluding Solitaire) are offset by a credit to the impairment line for the amount of the loss borne by capital note holders.
Fair values of financial instruments not carried at fair value
Financial instruments that are not carried at fair value on the balance sheet include loans and advances to banks and customers, deposits by banks, customer accounts, debt securities in issue and subordinated liabilities. Their fair values are, however, provided for information by way of note disclosure and are calculated as described below.
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
     As a consequence of the market turmoil there has been a significant reduction in the secondary market demand for US consumer lending assets. Uncertainty over the extent and timing of future credit losses, together with a near absence of liquidity for non-prime ABSs and loans, continued to be reflected in a low volume of bid prices at 31 December 2009. It is not possible from the indicative market prices that are available to distinguish between the relative discount to nominal value within the fair value measurement that reflects cash flow impairment due to expected losses to maturity, and the discount that the market is demanding for holding an illiquid asset. Under impairment accounting for loans and advances, there is no requirement to adjust the carrying value to reflect illiquidity as HSBC’s intention is to fund assets until the earlier of prepayment, charge-off or repayment on maturity. The fair value, by contrast, reflects both incurred loss and loss expected through the life of the asset, a discount for illiquidity and a credit spread which reflects the market’s current risk preferences. This usually differs from the credit spread applicable in the market at the time the loan was underwritten and funded.
     The estimated fair values at 31 December 2009 and 31 December 2008 of loans and advances to customers in North America reflected the combined effect of these conditions. As a result, the fair values are substantially lower than the carrying amount of customer loans held on-balance sheet and lower than would otherwise be reported under more normal market conditions. Accordingly, the fair values reported do not reflect HSBC’s estimate of the underlying long-term value of the assets. Fair values at the balance sheet date of the assets and liabilities set out below are estimated for the purpose of disclosure as follows:
•	Loans and advances to banks and customers

The fair value of loans and advances is based on observable market transactions, where available. In the absence of observable market transactions, fair value is estimated using discounted cash flow models. Performing loans are grouped, as far as possible, into homogeneous pools segregated by maturity and coupon rates. In general, contractual cash flows are discounted using HSBC’s estimate of the discount rate that a market participant would use in valuing instruments with similar maturity, re-pricing and credit risk characteristics.

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

For the purpose of estimating fair value, deposits by banks and customer accounts are grouped by remaining contractual maturity. Fair values are estimated using discounted cash flows, applying current rates offered for deposits of similar remaining maturities. The fair value

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

Fair values of financial instruments > Not carried at fair value // SPEs > HSBC-sponsored SPEs of a deposit repayable on demand is assumed to be the amount payable on demand at the balance sheet date.

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
     For all classes of financial instruments, fair value represents the product of the value of a single instrument, multiplied by the number of instruments held. No block discount or premium adjustments are made. The fair values of intangible assets related to the businesses which originate and hold the financial instruments subject to fair value measurement, such as values placed on portfolios of core deposits, credit card and customer relationships, are not included in the above because they are not classified as financial instruments. Accordingly, an aggregation of fair value measurements does not approximate to the value of the organisation as a going concern.
     The following is a list of financial instruments whose carrying amount is a reasonable approximation of fair value because, for example, they are short-term in nature or reprice to current market rates frequently:
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
Short-term payables within ‘Other liabilities’
Accruals

Fair values of financial instruments which are not carried at fair value on the balance sheet

	At 31 December 2009		At 31 December 2008
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m
Assets
Loans and advances to banks	179,781	179,658	153,766	153,363
Loans and advances to customers	896,231	855,780	932,868	876,239
Financial investments: debt securities	17,526	18,097	14,013	15,057
Financial investments: treasury and other eligible bills	101	101	–	–

Liabilities
Deposits by banks	124,872	124,856	130,084	130,129
Customer accounts	1,159,034	1,160,036	1,115,327	1,115,291
Debt securities in issue	146,896	145,888	179,693	170,599
Subordinated liabilities	30,478	30,307	29,433	28,381
Fair values of financial instruments held for sale which are not carried at fair value on the balance sheet

	At 31 December 2009		At 31 December 2008
	Carrying	Fair	Carrying	Fair
	amount	value	Amount	value
	US$m	US$m	US$m	US$m
Assets classified as held for sale
Loans and advances to banks and customers	1,356	1,316	11	11
Financial investments: debt securities	–	–	37	37

Analysis of loans and advances to customers by geographical segment

	At 31 December 2009		At 31 December 2008
	Carrying	Fair	Carrying	Fair
	amount	Value	amount	value
	US$m	US$m	US$m	US$m
Loans and advances to customers
Europe	439,481	431,158	426,191	417,256
Hong Kong	99,381	99,694	100,220	100,490
Rest of Asia-Pacific[24]	80,043	79,972	80,661	77,391
Middle East[24]	22,844	22,538	27,295	27,296
North America[25]	206,853	174,957	256,214	211,346
Latin America	47,629	47,461	42,287	42,460

	896,231	855,780	932,868	876,239

For footnotes, see page 195.

HSBC Holdings
The methods used by HSBC Holdings to determine fair values of financial instruments for the purpose of measurement and disclosure are described above.
     The following table provides an analysis of the fair value of financial instruments not carried at fair value on the balance sheet:

Fair values of HSBC Holdings’ financial instruments not carried at fair value on the balance sheet

	2009		2008
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m
Assets
Loans and advances to HSBC undertakings	23,212	23,871	11,804	12,670

Liabilities
Amounts owed to HSBC undertakings	3,711	3,827	4,042	4,218
Debt securities in issue	2,839	3,141	–	–
Subordinated liabilities	14,406	15,666	14,017	13,940

Special purpose entities

This section contains disclosures about HSBC-sponsored SPEs that are included in HSBC’s consolidated balance sheet, with a particular focus on SPEs containing exposures affected by the turmoil in credit markets which began in mid-2007, and those that are not consolidated by HSBC under IFRSs. In addition to the disclosures about SPEs, information on other off-balance sheet arrangements has been included in this section.
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
HSBC-sponsored SPEs
HSBC sponsors the formation of entities which are designed to accomplish certain narrow and well-defined objectives, such as securitising financial assets or effecting a lease, and this requires a form of legal structure that restricts the assets and liabilities within the structure to the single purpose for which it was established. HSBC consolidates these SPEs when the substance of the relationship indicates that HSBC controls them. In assessing control, all relevant factors are considered, including qualitative and quantitative aspects. For example:
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

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

SPEs > SIVs and conduits

Quantitative factors - hereinafter referred to as ‘the majority of risks and rewards of ownership’. In substance:
•	HSBC has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidental to the activities of the SPE; and

•	HSBC retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.
     In a number of cases, these SPEs are accounted for off-balance sheet under IFRSs where HSBC does not have the majority of the risks and rewards of ownership of the SPE. However, in certain circumstances and after careful consideration of the facts, HSBC consolidates an SPE when the qualitative features of its involvement indicate that, in substance, the activities of the SPE are being conducted on behalf of HSBC, even though HSBC does not obtain the majority of risks and rewards of ownership.
     HSBC reassesses the required consolidation accounting tests whenever there is a change in the substance of the relationship between HSBC and an SPE, for example, when the nature of HSBC’s involvement or the governing rules, contractual arrangements or capital structure of the SPE change. The most significant categories of SPEs are discussed in more detail below.
Structured investment vehicles and conduits
Structured investment vehicles
Structured investment vehicles (‘SIV’s) are SPEs which invest in diversified portfolios of interest-earning assets, generally funded through issues of commercial paper (‘CP’), medium-term notes (‘MTN’s) and other senior debt to take advantage of the spread differentials between the assets in the SIV and the funding cost. Prior to the implementation of Basel II, it was capital efficient to many bank investors to invest in highly-rated investment securities in this way. HSBC sponsored the establishment of two SIVs, Cullinan Finance Limited (‘Cullinan’) and Asscher Finance Limited (‘Asscher’) which are now in the process of voluntary liquidation following completion of the transfer of their portfolios of investment securities and derivatives to the three new structured investment conduits (‘SIC’s) established in 2008 in order to remove the risk of having to make forced asset sales. Mazarin Funding Limited (‘Mazarin’), an asset-backed CP conduit, and Barion Funding
Limited (‘Barion’), a term-funding vehicle, were set up in respect of Cullinan; and Malachite Funding Limited (‘Malachite’), a term-funding vehicle, was set up in respect of Asscher. Cullinan and Asscher retain only residual cash balances to facilitate the voluntary liquidation process.
     At 31 December 2009, all the capital notes in Cullinan and Asscher had been redeemed and replaced by capital notes in the new SICs (2008: 8.7 per cent of Asscher’s capital notes remained outstanding).
Conduits
HSBC sponsors and manages two types of conduits which issue CP: multi-seller conduits and SICs. HSBC has consolidated these conduits from inception because it is exposed to the majority of risks and rewards of ownership.
Securities investment conduits
Solitaire, HSBC’s principal securities investment conduit, purchases highly rated ABSs to facilitate tailored investment opportunities. HSBC’s other SICs, Mazarin, Barion and Malachite, evolved from the restructuring of HSBC’s sponsored SIVs as discussed above.
Multi-seller conduits
These vehicles were established for the purpose of providing access to flexible market-based sources of finance for HSBC’s clients, for example, to finance discrete pools of third-party originated trade and vehicle finance loan receivables. HSBC’s principal multi-seller conduits are Regency Assets Limited (‘Regency’), Bryant Park Funding Limited LLC (‘Bryant Park’), Abington Square Funding LLC (‘Abington Square’, inactive since March 2008) and Performance Trust.
     The multi-seller conduits purchase or fund interests in diversified pools of third-party assets financed by issuing CP or drawing advances from HSBC. The cash flows received by the conduits from the third-party assets are used to service the funding and provide a commercial rate of return for HSBC for structuring, for various other administrative services, and for the liquidity and credit support it gives to the conduits. The asset pools acquired by the conduits are structured so that the credit enhancement the conduits receive, which equates to senior investment grade ratings, and the benefit of liquidity facilities typically provided by HSBC mean that the CP issued by the multi-seller conduits is itself highly rated.

Ratings analysis of assets held by HSBC’s SIVs and conduits

				Total
		Other	Total	multi-seller	Total
	Solitaire	SICs	SICs	conduits	SIVs
	US$bn	US$bn	US$bn	US$bn	US$bn
S&P ratings at 31 December 2009
AAA	5.2	6.7	11.9	6.2	–
AA	3.0	4.1	7.1	1.3	–
A	0.8	6.0	6.8	1.8	–
BBB	0.7	0.8	1.5	0.5	–
BB	0.2	0.3	0.5	0.5	–
B	0.4	0.3	0.7	–	–
CCC	1.0	1.0	2.0	–	–
CC	0.3	0.4	0.7	–	–
D	0.1	0.1	0.2	–	–

Total investments	11.7	19.7	31.4	10.3	–
Cash and other investments	1.1	0.3	1.4	0.6	–

	12.8	20.0	32.8	10.9	–

S&P ratings at 31 December 2008
AAA	8.1	12.0	20.1	6.1	0.3
AA	0.7	1.4	2.1	1.8	–
A	1.0	4.7	5.7	1.6	–
BBB	0.8	1.0	1.8	1.2	–
BB	0.3	0.4	0.7	0.2	–
B	0.1	0.2	0.3	0.5	–
CCC	0.2	0.2	0.4	1.8	–
D	–	–	–	0.3	–

Total investments	11.2	19.9	31.1	13.5	0.3
Cash and other investments	0.9	0.3	1.2	0.4	0.1

	12.1	20.2	32.3	13.9	0.4

     The migration to lower ratings during 2009 is a result of the performance of the underlying assets being outside the expectations established at inception of the original securitisations, and changes to the ratings methodology of the principal rating agencies.
     At 31 December 2009, 6.8 per cent of the SICs’ exposures to sub-prime and US Alt-A mortgages, which in aggregate amounted to US$0.4 billion, remained AAA rated (2008: 62.7 per cent, US$4.2 billion), while 30.5 per cent, which in aggregate amounted to US$1.8 billion, remained investment grade (2008: 94 per cent, US$6.3 billion).
     It should be noted that securities purchased by SICs typically benefit from substantial transaction-specific credit enhancements such as subordinated tranches and/or excess spread, which absorb any credit losses before they fall on the tranche held by the SPE.
     At 31 December 2009, the SIVs did not hold any CP issued by SICs set up by HSBC (2008: US$0.3 billion). As described above, by 31 December 2008 all the original assets held by the SIVs had been transferred to the new SICs, with the exception of residual cash balances.

Weighted average life of portfolios

				Total
		Other	Total	multi-seller	Total
	Solitaire	SICs	SICs	conduits	SIVs
Weighted average life (years)

At 31 December 2009	6.3	4.1	4.9	2.4	–
At 31 December 2008	5.8	3.9	4.6	1.6	–

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

SPEs > SIVs and conduits

Composition of asset portfolio

				Total
		Other	Total	multi-seller		Total
	Solitaire	SICs	SICs	conduits	[26]	SIVs
	US$bn	US$bn	US$bn	US$bn		US$bn
Asset class at 31 December 2009
Structured finance
Vehicle loans and equipment leases	–	–	–	3.0		–
Consumer receivables	–	–	–	0.8		–
Credit card receivables	0.2	–	0.2	1.3		–
Residential MBSs	3.8	4.6	8.4	0.3		–
Commercial MBSs	2.4	3.3	5.7	0.2		–
Auto floor plan	–	–	–	0.5		–
Trade receivables	–	–	–	2.8		–
Student loan securities	2.3	1.8	4.1	–		–
Vehicle finance loan securities	0.1	0.2	0.3	–		–
Leverage loan securities	1.9	2.3	4.2	–		–
Other ABSs	1.0	1.8	2.8	1.2		–

	11.7	14.0	25.7	10.1		–

Finance
Commercial bank securities and deposits	0.1	4.8	4.9	0.6		–
Investment bank debt securities	–	0.8	0.8	–		–
Finance company debt securities	–	0.2	0.2	0.2		–
Other assets	1.0	0.2	1.2	–		–

	1.1	6.0	7.1	0.8		–

	12.8	20.0	32.8	10.9		–

Sub-prime mortgages	0.7	1.5	2.2	–		–
US Alt-A	1.9	1.8	3.7	–		–

	2.6	3.3	5.9	–		–

Asset class at 31 December 2008
Structured finance
Vehicle loans and equipment leases	–	–	–	3.9		–
Consumer receivables	–	–	–	0.7		–
Credit card receivables	0.2	–	0.2	1.4		–
Residential MBSs	4.4	5.7	10.1	0.6		–
Commercial MBSs	2.1	3.1	5.2	0.2		–
Auto floor plan	–	–	–	2.2		–
Trade receivables	–	–	–	2.7		–
Student loan securities	2.2	2.0	4.2	–		–
Vehicle finance loan securities	–	0.3	0.3	–		–
Leverage loan securities	1.5	2.2	3.7	–		–
Other ABSs	0.8	1.3	2.1	1.7		–

	11.2	14.6	25.8	13.4		–

Finance
Commercial bank securities and deposits	–	4.4	4.4	0.4		–
Investment bank debt securities	–	0.5	0.5	–		–
Finance company debt securities	–	0.4	0.4	–		0.3
Other assets	0.9	0.3	1.2	0.1		0.1

	0.9	5.6	6.5	0.5		0.4

	12.1	20.2	32.3	13.9		0.4

Sub-prime mortgages	0.9	1.3	2.2	–		–
US Alt-A	2.3	2.2	4.5	–		–

	3.2	3.5	6.7	–		–

For footnote, see page 195.

Asset analysis by geographical origination for multi-seller conduits27

	At 31 December
	2009	2008
	US$bn	US$bn

Europe	6.1	7.5
Rest of Asia-Pacific	0.6	0.9
North America	4.2	5.5

	10.9	13.9

For footnote, see page 195.
Total assets by balance sheet classification

				Total
		Other	Total	multi-seller	Total
	Solitaire	SICs	SICs	conduits	SIVs
	US$bn	US$bn	US$bn	US$bn	US$bn
At 31 December 2009
Financial instruments designated at fair value	0.1	–	0.1	–	–
Loans and advances to banks	–	–	–	0.3	–
Loans and advances to customers	–	–	–	10.3	–
Financial investments	11.6	19.8	31.4	–	–
Other assets	1.1	0.2	1.3	0.3	–

	12.8	20.0	32.8	10.9	–

At 31 December 2008
Financial instruments designated at fair value	0.1	–	0.1	–	–
Derivative assets	–	0.2	0.2	0.1	–
Loans and advances to banks	–	0.1	0.1	–	0.1
Loans and advances to customers	–	–	–	13.4	–
Financial investments	11.1	19.9	31.0	–	0.3
Other assets	0.9	–	0.9	0.4	–

	12.1	20.2	32.3	13.9	0.4

Funding structure

							Total multi-seller
	Solitaire		Other SICs		Total SICs		conduits		Total SIVs
		Provided		Provided		Provided		Provided		Provided
	Total	by HSBC	Total	by HSBC	Total	by HSBC	Total	by HSBC	Total	by HSBC
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 31 December 2009
Capital notes	–	–	0.7	–	0.7	–	–	–	–	–
Drawn liquidity facility	7.6	7.6	–	–	7.6	7.6	–	–	–	–
Commercial paper	10.8	0.7	10.1	10.1	20.9	10.8	10.3	–	–	–
Medium-term notes	–	–	3.8	3.8	3.8	3.8	–	–	–	–
Term repos executed	–	–	10.2	10.2	10.2	10.2	–	–	–	–

	18.4	8.3	24.8	24.1	43.2	32.4	10.3	–	–	–

At 31 December 2008
Capital notes	–	–	0.9	–	0.9	–	–	–	–	–
Drawn liquidity facility	2.4	2.4	–	–	2.4	2.4	–	–	–	–
Commercial paper	17.2	8.3	10.5	10.4	27.7	18.7	12.9	2.1	–	–
Medium-term notes	–	–	3.4	3.4	3.4	3.4	–	–	0.1	–
Term repos executed	0.8	0.8	13.3	13.3	14.1	14.1	–	–	–	–

	20.4	11.5	28.1	27.1	48.5	38.6	12.9	2.1	0.1	–

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

SPEs > SIVs and conduits / Money market funds / CNAV funds

Weighted average life of the funding liabilities

				Total
		Other	Total	multi-seller	Total
	Solitaire	SICs	SICs	conduits	SIVs
	Years	Years	Years	Years	Years
At 31 December 2009
CP funding	0.2	0.1	0.1	0.1	n/a
MTN funding	–	10.3	10.3	–	n/a

At 31 December 2008
CP funding	0.1	0.2	0.1	0.1	n/a
MTN funding	n/a	7.3	7.3	n/a	0.1

     The majority of CP and MTN funding issued by the SIVs was repaid in full during 2008 using the proceeds from the asset sales to the new SICs. The CP and MTNs matured in early 2009.
HSBC’s maximum exposure
Conduits
Mazarin
•	HSBC is exposed to the par value of Mazarin’s assets through the provision of a liquidity facility equal to the lesser of the amortised cost of issued senior debt and the amortised cost of non-defaulted assets. At 31 December 2009, HSBC’s exposure amounted to US$13.6 billion (2008: US$15.5 billion). First loss protection is provided through the capital notes issued by Mazarin, which are substantially all held by third parties.

•	In addition, at 31 December 2009, HSBC held 1.3 per cent of Mazarin’s capital notes (2008: 1.3 per cent), which have a par value of US$17 million (2008: US$17 million), and a carrying amount of US$0.6 million (2008: US$0.6 million).
Barion and Malachite
•	These SICs are term funded by HSBC, consequently HSBC’s primary exposure to them is represented by the amortised cost of the debt required to support the non-cash assets of the vehicles. At 31 December 2009 this amounted to US$10.5 billion (2008: US$11.7 billion).

•	First loss protection is provided through the capital notes issued by these vehicles, which are substantially all held by third parties.

•	In addition, at 31 December 2009, HSBC held 3.76 per cent (2008: 3.53 per cent) of the capital notes issued by these vehicles which have a par value of US$37 million (2008: US$35 million), and a carrying amount of US$2.0 million (2008: US$1.3 million).
Solitaire
•	CP issued by Solitaire benefits from a 100 per cent liquidity facility provided by HSBC. First loss credit protection against CP-funded securities, after any transaction-specific credit enhancement (as described on page 155) and retained reserves, is provided by HSBC in the form of letters of credit with a combined notional value of US$1.2 billion at 31 December 2009 (2008: US$1.2 billion).

•	At 31 December 2009, US$7.6 billion of Solitaire’s assets were funded by the draw-down of the liquidity facility (2008: US$2.4 billion). HSBC is exposed to credit losses on the drawn amounts.

•	HSBC’s maximum exposure to Solitaire is limited to the amortised cost of non-cash equivalent assets, which represents the risk that HSBC may be required to fund the vehicle in the event the debt is redeemed without reinvestment from third parties.

•	HSBC’s maximum exposure at 31 December 2009 amounted to US$18.4 billion (2008: US$20.4 billion).
Multi-seller conduits
•	HSBC provides transaction-specific liquidity facilities to each of its multi-seller conduits, designed to be drawn in order to ensure the repayment of the CP issued. At 31 December 2009, the committed liquidity facilities amounted to US$14.4 billion (2008: US$17.1 billion).

•	First loss protection is provided through transaction-specific credit enhancements, for example, over-collateralisation and excess spread. These credit enhancements are provided by the originator of the assets and not by HSBC. In addition, a layer of secondary loss protection is provided by HSBC in the form of programme-wide enhancement facilities, and at 31 December 2009 this amounted to US$0.6 billion (2008: US$0.6 billion). HSBC’s maximum exposure is equal to the transaction-specific liquidity facilities offered to the multi-seller conduits, as described above.

•	The liquidity facilities are set to support total commitments and therefore exceed the funded assets at both 31 December 2009 and 31 December 2008.

•	In consideration of the significant first loss protection afforded by the structure, the credit enhancements and a range of indemnities provided by the various obligors, HSBC carries only a minimal risk of loss from the programme.
Structured investment vehicles
•	Cullinan and Asscher’s only assets are cash equivalents with liabilities to the extent of the liquidation costs and cash balances due to Mazarin, Barion and Malachite. These remain HSBC’s only residual exposure in respect of the SIVs (2008: Cullinan held Mazarin CP amounting to US$0.3 billion).
Money market funds
HSBC has established and manages a number of money market funds which provide customers with tailored investment opportunities with a set of narrow and well-defined objectives. In most cases, they are not consolidated by HSBC because the Group’s holdings in them are not of sufficient size to represent the majority of the risks and rewards of ownership.
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
     In aggregate, HSBC has established money market funds with total assets of US$99 billion at 31 December 2009 (2008: US$102.7 billion).
     The main sub-categories of money market funds are:
•	US$73.6 billion (2008: US$72.0 billion) in Constant Net Asset Value (‘CNAV’) funds, which invest in shorter-dated and highly-rated money market securities with the objective of providing investors with a highly liquid and secure investment;

•	US$0.7 billion (2008: US$2.7 billion) in French domiciled dynamique (‘dynamic’) funds and Irish ‘enhanced’ funds, together Enhanced Variable Net Asset Value (‘Enhanced VNAV’) funds, which invest in longer-dated money market securities to provide investors with a higher return than traditional money market funds; and

•	US$24.7 billion (2008: US$28.0 billion) in various other money market Variable Net Asset Value (‘VNAV’) funds, including funds domiciled in Brazil, France, India and Mexico.
     These money market funds invest in diverse portfolios of highly-rated debt instruments, and historically included limited holdings in instruments issued by SIVs. At 31 December 2009, these funds had no exposure to instruments issued by SIVs (2008: US$0.5 billion).
Constant Net Asset Value funds
During 2008, action was taken by HSBC in respect of the CNAV funds to maintain their AAA rating and mitigate any forced sale of liquid assets to meet potential redemptions. As a consequence, HSBC incurred losses totalling US$114 million in 2008.
     As a result of this action, HSBC concluded that the relationship with these CNAV funds had substantively changed, so HSBC consolidated them from 30 September 2008. It was not necessary for any further action to be taken by HSBC in 2009 in respect of maintaining the rating of the CNAV funds.
Total assets of HSBC’s CNAV funds which are on-balance sheet

	At 31 December
	2009	2008
	US$bn	US$bn

ABSs	0.3	0.8
Certificates of deposit	16.6	13.0
CP	12.0	13.5
Asset-backed CP	4.6	4.6
Floating rate notes	–	5.2
Government agency bonds	6.6	1.9
Other assets	2.3	4.8

Total	42.4	43.8

     The associated liabilities included on HSBC’s balance sheet at 31 December 2009 amounted to US$41.5 billion (2008: US$43.1 billion) and are shown in ‘Other liabilities’. The associated interest

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

SPEs > Enhanced VNAV funds / Non-money market investment funds / Securitisations / Other income from the funds and the expense payable to third-party holders of units in the funds are presented within ‘Net interest income on trading activities’.
HSBC’s maximum exposure
HSBC’s maximum exposure to consolidated and unconsolidated CNAV funds is represented by HSBC’s investment in the units of each CNAV fund, and by the maximum limit of any letters of limited indemnity provided to the CNAV funds. HSBC’s exposure to investment in units within the CNAV funds at 31 December 2009 amounted to US$1.0 billion (2008: US$0.7 billion). There was no exposure to letters of limited indemnity (2008: US$58 million).
Enhanced Variable Net Asset Value funds
Enhanced VNAV funds price their assets on a fair value basis and, consequently, prices may change from one day to the next. These funds pursue an ‘enhanced’ investment strategy, as part of which investors accept greater credit and duration risk in the expectation of higher returns.
     During 2008, HSBC consolidated two of its French dynamic money market funds as a result of continued redemptions by unitholders. HSBC’s aggregate holdings in these funds at 31 December 2009 amounted to €0.5 billion (US$0.6 billion (2008: €0.5 billion (US$0.6 billion)).
HSBC’s maximum exposure
HSBC’s maximum exposure to consolidated and unconsolidated Enhanced VNAV and consolidated and unconsolidated VNAV funds is represented by its investment in the units of each fund. HSBC’s maximum exposure at 31 December 2009 amounted to US$0.6 billion (2008: US$0.6 billion) and US$0.2 billion (2008: US$1.6 billion), for Enhanced VNAV and VNAV funds, respectively.
Total assets of HSBC’s money market funds which are on-balance sheet by balance sheet classification

	At 31 December
	2009	2008
	US$bn	US$bn

Cash	–	0.3
Trading assets	42.8	43.3
Other assets	0.3	2.3

	43.1	45.9

Non-money market investment funds
Through its fund management business, HSBC has established a large number of non-money market funds to enable customers to invest in a range of assets, typically equities and debt securities. At the launch of a fund HSBC, as fund manager, usually provides a limited amount of initial capital known as ‘seed capital’ to enable the fund to start purchasing assets. These holdings are normally redeemed over time. The majority of these funds are off-balance sheet for HSBC because the Group’s limited economic interest means it does not have the majority of the risks and rewards of ownership. As the non-money market funds explicitly provide investors with tailored risk, the risk to HSBC is restricted to its own investments in the funds.
     In aggregate, HSBC has established non-money market funds with total assets of US$255.4 billion at 31 December 2009 (2008: US$200.3 billion).
     The main sub-categories of non-money market funds are:
•	US$115.6 billion (2008: US$83.1 billion) in specialist funds, comprising fundamental active specialists and active quantitative specialists;

•	US$121.7 billion (2008: US$96.2 billion) in local investment management funds which invest in domestic products, primarily for retail and private clients; and

•	US$18.1 billion (2008: US$21.0 billion) in multi-manager funds which offer fund of funds and manager of manager products across a diversified portfolio of assets.
Total assets of HSBC’s on-balance sheet non-money market funds by balance sheet classification

	At 31 December
	2009	2008
	US$bn	US$bn

Cash	0.2	0.4
Trading assets	0.2	0.2
Financial instruments designated at fair value	5.3	2.3
Financial investments	–	0.8

	5.7	3.7

HSBC’s maximum exposure
HSBC’s maximum exposure to consolidated and unconsolidated non-money market funds is represented by its investment in the units of each respective fund. HSBC’s exposure at 31 December 2009 amounted to US$6.8 billion (2008: US$4.4 billion).

Securitisations
HSBC uses SPEs to securitise customer loans and advances that it has originated, mainly in order to diversify its sources of funding for asset origination and for capital efficiency purposes. In such cases, the loans and advances are transferred by HSBC to the SPEs for cash, and the SPEs issue debt securities to investors to fund the cash purchases. Credit enhancements to the underlying assets may be used to obtain investment grade ratings on the senior debt issued by the SPEs. HSBC has also established securitisation programmes in the US and Germany where loans originated by third parties are securitised. Most of these vehicles are not consolidated by HSBC as it is not exposed to the majority of risks and rewards of ownership in the SPEs. In 2009, demand for the securitised products remained low.
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
Total assets of HSBC’s securitisations which are on-balance sheet, by balance sheet classification

	At 31 December
	2009	2008
	US$bn	US$bn

Trading assets	0.9	1.3
Loans and advances to customers	35.4	50.8
Other assets	1.4	1.1
Derivatives	1.2	1.4

	38.9	54.6

     These assets include US$0.9 billion (2008: US$1.3 billion) of exposure to US sub-prime mortgages.
Total assets of HSBC’s securitisations which are off-balance sheet

	2009	2008
	US$bn	US$bn

HSBC originated assets	0.6	0.6
Non-HSBC originated assets:
– term securitisation programmes	10.5	13.5

	11.1	14.1

     HSBC’s financial investments in off-balance sheet securitisations at 31 December 2009 amounted to US$0.1 billion (2008: US$0.2 billion). These assets include assets which are classified as available-for-sale securities and measured at fair value, and have been securitised by HSBC under arrangements by which HSBC retains a continuing involvement in them. Further details are provided in Note 20 on the Financial Statements.
HSBC’s maximum exposure
The maximum exposure is the aggregate of any holdings of notes issued by these vehicles and the reserve account positions intended to provide credit support under certain pre-defined circumstances to senior note holders. HSBC is not obligated to provide further funding. At 31 December 2009, HSBC’s maximum exposure to consolidated and unconsolidated securitisations amounted to US$8.0 billion (2008: US$8.0 billion).
Other
HSBC also establishes SPEs in the normal course of business for a number of purposes, for example, structured credit transactions for customers to provide finance to public and private sector infrastructure projects, and for asset and structured finance (‘ASF’) transactions.
Structured credit transactions
HSBC provides structured credit transactions to third-party professional and institutional investors who wish to obtain exposure, sometimes on a leveraged basis, to a reference portfolio of debt instruments. In such structures, the investor receives returns referenced to the underlying portfolio by purchasing notes issued by the SPEs. HSBC enters into contracts with the SPEs, generally in the form of derivatives, in order to pass the required risks and rewards of the reference portfolios to the SPEs. HSBC’s risk in relation to the derivative contracts with the SPEs is managed within HSBC’s trading market risk framework (see ‘Market risk’ on page 250).
     In certain transactions HSBC is exposed to risk often referred to as gap risk. Gap risk typically arises in transactions where the aggregate potential claims against the SPE by HSBC pursuant to one or more derivatives could be greater than the value of the collateral held by the SPE and securing such derivatives. HSBC often mitigates such gap risk by incorporating in the SPE transaction features which

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

SPEs > Others / Maximum exposures to SPEs

allow for deleveraging, a managed liquidation of the portfolio, or other mechanisms. Following the inclusion of such risk reduction mechanisms, HSBC has, in certain circumstances, retained all or a portion of the underlying exposure in the transaction. When this retained exposure represents ABSs, it has been included in ‘Nature and extent of HSBC’s exposures’ on page 157.
     Often, transactions are facilitated through SPEs to enable the notes issued to the investors to be rated. The SPEs are not consolidated by HSBC when the investors bear substantially all the risks and rewards of ownership through the notes.
     The total fair value of liabilities (notes issued and derivatives) in structured credit transaction SPEs was US$20.6 billion at 31 December 2009 (2008: US$21.2 billion). There were no SPEs that were consolidated by HSBC included in these amounts (2008: US$0.3 billion).
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

HSBC’s maximum exposure to consolidated SPEs affected by the recent market turmoil

		Securities			Enhanced		Non-money market funds
		investment	Multi-seller	CNAV	VNAV	VNAV	Specialist	Local	Securit-
	SIVs	conduits[28]	conduits	funds	funds	funds	funds	funds[29]	isations[30]	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 31 December 2009
Total assets	–	32.8	10.9	42.4	0.7	–	0.4	5.3	38.9	–	131.4

Direct lending[31]	–	–	–	–	–	–	–	–	0.9	–	0.9
ABSs[31]	–	25.7	–	0.3	0.2	–	–	–	–	–	26.2
ABCP	–	–	–	4.6	–	–	–	–	–	–	4.6
Other	–	7.1	10.9	37.5	0.5	–	0.4	5.3	38.0	–	99.7

Funding provided by HSBC	–	32.4	–	0.9	0.6	–	0.1	5.3	2.9	–	42.2

CP	–	10.8	–	–	–	–	–	–	–	–	10.8
MTNs	–	3.8	–	–	–	–	–	–	2.8	–	6.6
Junior notes	–	–	–	–	–	–	–	–	0.1	–	0.1
Term repos executed	–	10.2	–	–	–	–	–	–	–	–	10.2
Investments in funds	–	–	–	0.9	0.6	–	0.1	5.3	–	–	6.9
Drawn liquidity facility	–	7.6	–	–	–	–	–	–	–	–	7.6
Capital notes[32]	–	–	–	–	–	–	–	–	–	–	–

Total maximum exposure to consolidated SPEs	–	42.5	14.4	0.9	0.6	–	0.1	5.3	7.9	–	71.7

Liquidity and credit enhancements
Deal-specific liquidity facilities	–	–	14.4	–	–	–	–	–	–	–	14.4
Indemnities[34]	–	–	–	–	–	–	–	–	–	–	–
Programme-wide liquidity facilities	–	29.1	–	–	–	–	–	–	–	–	29.1
Programme-wide limited credit enhancements	–	1.2	0.6	–	–	–	–	–	–	–	1.8
Other liquidity and credit enhancements	–	–	–	–	–	–	–	–	0.1	–	0.1

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

SPEs > Maximum exposure to SPEs

HSBC’s maximum exposure to consolidated SPEs affected by the recent market turmoil (continued)

		Securities				Enhanced		Non-money market funds
		investment		Multi-seller	CNAV	VNAV	VNAV	Specialist	Local	Securit-
	SIVs	conduits	[28]	conduits	funds	funds	funds	funds	funds[29]	isations	[30]	Other	Total
	US$bn	US$bn		US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn		US$bn	US$bn
At 31 December 2008
Total assets	0.4	32.3		13.9	43.8	0.7	1.4	0.6	3.1	54.6		0.3	151.1

Direct lending[31]	–	–		–	–	–	–	–	–	1.3		–	1.3
ABSs[31]	–	25.8		–	0.8	–	–	–	–	–		–	26.6
ABCP	–	–		–	4.6	–	–	–	–	–		–	4.6
Other	0.4	6.5		13.9	38.4	0.7	1.4	0.6	3.1	53.3		0.3	118.6

Funding provided by HSBC	–	38.6		2.1	0.7	0.6	1.3	0.2	3.2	0.7		0.2	47.6

CP	–	18.7		2.1	–	–	–	–	–	–		–	20.8
MTNs	–	3.4		–	–	–	–	–	–	0.4		0.2	4.0
Junior notes	–	–		–	–	–	–	–	–	0.3		–	0.3
Term repos executed	–	14.1		–	–	–	–	–	–	–		–	14.1
Investments in funds	–	–		–	0.7	0.6	1.3	0.2	3.2	–		–	6.0
Drawn liquidity facility	–	2.4		–	–	–	–	–	–	–		–	2.4
Capital notes[32]	–	–		–	–	–	–	–	–	–		–	–

Total maximum exposure to consolidated SPEs[33]	–	47.6		17.1	0.8	0.6	1.3	0.2	3.2	7.8		0.2	78.8

Liquidity and credit enhancements
Deal-specific liquidity facilities	–	–		17.1	–	–	–	–	–	–		–	17.1
Indemnities[34]	–	–		–	0.1	–	–	–	–	–		–	0.1
Programme-wide liquidity facilities	–	34.8		–	–	–	–	–	–	–		–	34.8
Programme-wide limited credit enhancements	–	1.2		0.6	–	–	–	–	–	–		–	1.8
Other liquidity and credit enhancements	–	–		–	–	–	–	–	–	0.1		–	0.1

For footnotes, see page 195.

HSBC’s maximum exposure to unconsolidated SPEs

	Securitisations[35]			Money market funds[35]			Non-money market funds[35]
	HSBC	Non-HSBC		Enhanced						Multi-
	originated	originated		CNAV	VNAV	VNAV	Specialist	Local		manager
	assets	assets	[36]	funds	funds	funds	funds	funds	[37]	funds	Other	Total
	US$bn	US$bn		US$bn	US$bn	US$bn	US$bn	US$bn		US$bn	US$bn	US$bn
At 31 December 2009
Total assets	0.6	10.5		31.2	–	24.7	115.2	116.4		18.1	20.6	337.3

Funding provided by HSBC	–	0.1		0.1	–	0.2	1.1	0.2		0.1	8.8	10.6

MTNs	–	0.1		–	–	–	–	–		–	8.8	8.9
Investments in funds	–	–		0.1	–	0.2	1.1	0.2		0.1	–	1.7

Total maximum exposure to unconsolidated SPEs	–	0.1		0.1	–	0.2	1.1	0.2		0.1	3.2	5.0

At 31 December 2008
Total assets	0.6	13.5		28.2	2.0	26.6	82.5	93.1		21.0	20.9	288.4

Funding provided by HSBC	–	0.2		–	–	0.3	–	1.0		–	8.3	9.8

MTNs	–	0.2		–	–	–	–	–		–	8.3	8.5
Investments in funds	–	–		–	–	0.3	–	1.0		–	–	1.3

Total maximum exposure to unconsolidated SPEs	–	0.2		–	–	0.3	–	1.0		–	4.1	5.6

For footnotes, see page 195.

HSBC HOLDINGS PLC
Report of the Directors: Impact of Market Turmoil (continued)

SPEs > Third-party sponsored SPEs // Other off-balance sheet / Footnotes

Third-party sponsored SPEs
Through standby liquidity facility commitments, HSBC has exposure to third-party sponsored SIVs, conduits and securitisations under normal banking arrangements on standard market terms. These exposures are quantified below.
HSBC’s commitments under liquidity facilities to third-party SIVs, conduits and securitisations

	Commit-
	ments	Drawn
	US$bn	US$bn
At 31 December 2009
Third-party conduits	1.3	0.3
Third-party securitisations	0.7	0.1

	2.0	0.4

At 31 December 2008
Third-party conduits	1.1	0.1
Third-party securitisations	0.6	0.1

	1.7	0.2

Other exposures to third-party SIVs, conduits and securitisations where a liquidity facility has been provided

	At 31 December
	2009	2008
	US$bn	US$bn

Derivative assets	0.1	–

Other off-balance sheet
arrangements and commitments

Financial guarantees, letters of credit and
similar undertakings
Note 39 on the Financial Statements describes various types of guarantees and discloses the maximum potential future payments under such arrangements. Credit risk associated with all forms of guarantees is assessed in the same manner as for on-balance sheet credit advances and, where necessary, provisions for assessed impairment are included in ‘Other provisions’.
Commitments to lend
Undrawn credit lines are disclosed in Note 39 on the Financial Statements. The majority by value of undrawn credit lines arise from ‘open to buy’ lines on personal credit cards, advised overdraft limits and other pre-approved loan products, and mortgage offers awaiting customer acceptance. HSBC generally has the right to change or terminate any conditions of a personal customer’s overdraft, credit card or other credit line upon notification to the customer. In respect of corporate commitments to lend, in most cases HSBC’s position will be protected through restrictions on access to funding in the event of material adverse change.
Leveraged finance transactions
Loan commitments in respect of leveraged finance transactions are accounted for as derivatives where it is HSBC’s intention to sell the loan after origination. Further information is provided on page 165.

Footnotes to Impact of Market Turmoil

1	Total includes holdings of ABSs issued by Freddie Mac and Fannie Mae.

2	‘Income and expense’ recorded in the income statement represents the accrual of the effective interest rate and, for 2009, also includes US$163 million in respect of impairment (2008: US$26 million). The effect on the income statement for 2008 shows the income and expense post-reclassification. In 2008 pre-reclassification, the assets were held at fair value and a loss of US$1,371 million was recorded in the period up to reclassification.

3	Effect on the income statement during the period had the reclassification not occurred.

4	Included in the write-downs during the half year to 31 December 2008 were US$26 million relating to reclassified leveraged finance exposures, which had previously been presented under leveraged finance loans.

5	The carrying amount includes funded loans plus the net exposure to unfunded leveraged finance commitments, held within fair value through the profit or loss.

6	‘Directly held’ includes assets held by Solitaire where HSBC provides first loss protection and assets held directly by the Group.

7	Impairment charges allocated to capital note holders represent impairments where losses would be borne by external third-party investors in the structures.

8	Mortgage-backed securities (‘MBS’s), asset-backed securities (‘ABS’s) and collateralised debt obligations (‘CDO’s).

9	During 2009, for disclosure purposes, certain other residential MBSs were reclassified to commercial property mortgage-related assets. Comparatives have been restated accordingly.

10	High grade assets rated AA or AAA.

11	Gains or losses on the net principal exposure (footnote 17) recognised in the income statement as a result of changes in the fair value of the asset.

12	Fair value gains and losses on the net principal exposure (footnote 17) recognised in other comprehensive income as a result of the changes in the fair value of available-for-sale assets.

13	Realised fair value gains and losses on the net principal exposure (footnote 17) recognised in the income statement as a result of the disposal of assets or the receipt of cash flows from assets.

14	Reclassified from equity on impairment, disposal or payment. This includes impairment losses recognised in the income statement in respect of the net principal exposure (footnote 17) of available-for-sale assets. Payments are the contractual cash flows received on the assets.

15	The gross principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redemption amounts through the residual life of the security.

16	A credit default swap (‘CDS’) gross protection is the gross principal of the underlying instrument that is protected by CDSs.

17	Net principal exposure is the gross principal amount of assets that are not protected by CDSs. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.

18	Carrying amount of the net principal exposure.

19	Net exposure after legal netting and any other relevant credit mitigation prior to deduction of the credit risk adjustment.

20	Cumulative fair value adjustment recorded against OTC derivative counterparty exposures to reflect the creditworthiness of the counterparty.

21	Funded exposure represents the loan amount advanced to the customer, less any fair value write-downs, net of fees held on deposit.

22	Unfunded exposures represent the contractually committed loan facility amount not yet drawn down by the customer, less any fair value write-downs, net of fees held on deposit.

23	Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these financial instruments are risk-managed.

24	The Middle East is disclosed as a separate geographical region with effect from 1 January 2009. Previously, it formed part of Rest of Asia-Pacific. Comparative data have been restated accordingly.

25	The reasons for the significant difference between carrying amount and fair value of loans and advances to customers in North America are discussed on page 179.

26	Assets within multi-seller conduits are classified as collateralised loans. Under IFRSs, the conduits cannot recognise the underlying assets.

27	For details of the geographical origin of the mortgage loans held at fair value and ABSs, including those represented by MBSs and CDOs held in consolidated SIVs and securities investment conduits, see ‘Nature and extent of HSBC’s exposures’ on page 157.

28	The securities investment conduits include Mazarin, Barion, Malachite and Solitaire.

29	Local investment management funds.

30	Also includes consolidated SPEs that hold mortgage loans held at fair value.

31	These assets only include those measured at fair value. For details on the geographical origin of the mortgage loans held at fair value and ABSs, including those represented by MBSs and CDOs held in consolidated SIVs and securities investment conduits, see ‘Nature and extent of HSBC’s exposures’ on page 157. The geographical origin of the loans and receivables held by the multi-seller conduits is disclosed on page 185.

32	The carrying amount of HSBC’s holding of capital notes in the securities investment conduits amounted to US$2.6 million (2008: US$1.9 million) with a par value of US$54 million (2008: US$52 million).

33	Total maximum exposure to consolidated SPEs as at 31 December 2008 has been restated to reflect more accurately the Group’s exposure to certain securitisation vehicles in which a proportion of the maximum exposure to risk of loss is borne by third-party noteholders.

34	Two limited letters of indemnity which were in place in respect of CNAV funds at 31 December 2008 expired in April 2009.

35	HSBC’s financial investments in off-balance sheet money market funds and non-money market funds have been classified as available-for-sale securities, and measured at fair value. HSBC’s financial investments in off-balance sheet securitisations have been classified as trading assets and available-for-sale securities, and measured at fair value.

36	In the US, HSBC has established securitisation programmes where term-funded SPEs are used to securitise third-party originated mortgages, mainly sub-prime and Alt-A residential mortgages. The majority of these SPEs are not consolidated by HSBC as it is not exposed to the majority of the risk and rewards of ownership in the SPEs. No liquidity facility has been provided by HSBC.

37	Local investment management funds.

HSBC HOLDINGS PLC
Report of the Directors: Risk

Regulation and supervision > UK / Hong Kong

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
     A statement of HSBC’s compliance with the provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council and with the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in the ‘Report of the Directors: Governance’ on page 294.
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

restrictions on the acquisition of local banks or regulations requiring a specified percentage of local ownership; and restrictions on investment and other financial flows entering or leaving the country. The supervisory and regulatory regimes of the countries where HSBC operates will determine to some degree HSBC’s ability to expand into new markets, the services and products that HSBC will be able to offer in those markets and how HSBC structures specific operations. As a result of government interventions in response to recent global economic conditions, it is widely anticipated that there will be a substantial increase in government regulation and supervision of the financial services industry, including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures.
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
     FSA rules establish the minimum criteria for authorisation for banks and financial services businesses in the UK. They also set out reporting (and, as applicable, consent) requirements with regard to large individual exposures and large exposures to related borrowers. In its capacity as supervisor of HSBC on a consolidated basis, the FSA receives information on the capital adequacy of, and sets requirements for, HSBC as a whole. Further details on capital measurement are included in ‘Capital management and allocation’ on pages 285 to 291. The FSA’s approach to capital requirements for UK insurers is to require minimum capital to be calculated on two bases. First, firms must calculate their liabilities on a prudent basis and add a statutory solvency margin (‘pillar 1’). Secondly, firms must calculate their liabilities on a realistic basis then add to this their own calculation of risk-based capital. The sum of realistic reserves and risk-based capital (‘pillar 2’) is agreed with the FSA. Insurers are required to maintain capital equal to the higher of pillars 1 and 2. The FSA has the right to object, on prudential grounds, to persons who hold, or intend to hold, 10 per cent or more of the voting power of a financial institution.
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
     The HKMA has responsibility for authorising banks, and has discretion to attach conditions to its authorisation. The HKMA requires that banks or

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Regulation and supervision > US // Risk management > Introduction / Risk governance their holding companies file regular prudential returns, and holds regular discussions with the management of the banks to review their operations. The HKMA may also conduct ‘on-site’ examinations of banks and, in the case of banks incorporated in Hong Kong, of any local and overseas branches and subsidiaries. The HKMA requires all authorised institutions to have adequate systems of internal control and requires the institutions’ external auditors, upon request, to report on those systems and other matters such as the accuracy of information provided to the HKMA. In addition, the HKMA may from time to time conduct tripartite discussions with banks and their external auditors.
     The HKMA has the power to serve a notice of objection on persons if they are no longer deemed to be fit and proper to be controllers of the bank, if they may otherwise threaten the interests of depositors or potential depositors, or if they have contravened any conditions specified by the HKMA. The HKMA may revoke authorisation in the event of an institution’s non-compliance with the provisions of the Banking Ordinance. These provisions require, among other things, the furnishing of accurate reports.
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
     HSBC and its US operations are subject to supervision, regulation and examination by the Federal Reserve Board because HSBC is a ‘bank holding company’ under the US Bank Holding Company Act of 1956 (‘BHCA’), as a result of its control of HSBC Bank USA, N.A., McLean, Virginia
(‘HBUS’); HSBC Trust Company (Delaware), N.A., Wilmington, Delaware (‘HTCD’); and Wells Fargo HSBC Trade Bank, N.A., San Francisco, California (‘WFTB’). HSBC North America Holdings Inc. (‘HNAH’), formed to hold HSBC’s US and Canadian operations is also a ‘bank holding company’. Both HSBC and HNAH are registered as financial holding companies (‘FHC’s) under the BHCA, and, accordingly, may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or incidental or complementary to activities that are financial in nature. The ability of HSBC and HNAH to engage in expanded financial activities as FHCs depends upon HSBC and HNAH continuing to meet certain criteria set forth in the BHCA, including requirements that their US depository institution subsidiaries be ‘well capitalised’ and ‘well managed’, and that such institutions have achieved at least a satisfactory record in meeting community credit needs during their most recent examinations pursuant to the Community Reinvestment Act.
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
     In December 2007, US regulators published a final rule regarding Risk-Based Capital Standards: Advanced Capital Adequacy Framework — Basel II. This final rule represents the US adoption of Basel II. The final rule became effective on 1 April 2008, and requires large bank holding companies, including HNAH, to adopt its provisions no later than 1 April 2011. HNAH has established comprehensive Basel II implementation project teams comprised of risk management specialists representing all risk disciplines. In addition, US banking authorities have adopted ‘leverage’ capital requirements that generally require US banks and bank holding companies to maintain a minimum amount of capital in relation to their balance sheet assets (measured on a non-risk weighted basis).
     HSBC Bank USA and HTCD are subject to risk-based assessments from the Federal Deposit Insurance Corporation (‘FDIC’), which insures deposits generally to a maximum of US$100,000 per depositor for domestic deposits. In October 2008, the FDIC raised the maximum amount of insured deposits to US$250,000 per depositor and, on 20 May 2009, extended the increased limit until 31 December 2013. On 1 January 2014, the limit will return to US$100,000 for all deposit accounts, except for certain retirement accounts which remain insured up to US$250,000 per depositor. The FDIC bases assessments on supervisory ratings, financial ratios and long-term debt issuer ratings, with those banks in the highest rated categories paying lower assessments. Due to projected shortfalls in the FDIC fund as a result of continuing bank failures, the FDIC has required all insured banks, including HBUS and HTCD, to prepay their insurance premium for the next three years.
     In October 2008, the FDIC announced its Temporary Liquidity Guarantee Programme (‘TLGP’), under which the FDIC will guarantee (i) newly-issued senior unsecured debt issued by eligible, participating institutions, and (ii) certain non-interest bearing transaction accounts. HNAH and its subsidiary banks and bank holding companies elected to participate in both components of the TLGP, as applicable. The FDIC is phasing out this programme, and will cease guaranteeing newly-issued debt on 30 April 2010.
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
Risk management

(Unaudited)
Introduction
All HSBC’s activities involve, to varying degrees, the measurement, evaluation, acceptance and management of risks or combinations of risks. The most important categories of risk that the Group is exposed to are credit risk (including cross-border country risk), market risk, operational risks in various forms, liquidity risk, insurance risk, pension risk, residual value risk, reputational risk and sustainability (environmental and social) risks. Market risk includes foreign exchange, interest rate and equity price risks.
     The management of these various risk categories is discussed below. Insurance risk is managed by the Group’s insurance businesses together with their own credit, liquidity and market risk functions, distinct from those covering the rest of HSBC due to the different nature of their activities but under risk oversight at Group level.
     The risk profiles of HSBC Group and of individual operating entities change constantly under the influence of a wide range of factors. The risk management framework established by the Group fosters the continuous monitoring of the risk environment and an integrated evaluation of risks and their interactions.
Risk governance and ownership
A well-established risk governance and ownership structure ensures oversight of, and accountability for, the effective management of risk at Group, regional, customer group and operating entity levels.
     The Board approves the Group’s risk appetite framework, plans and performance targets for the Group and its principal operating subsidiaries, the appointment of senior officers, the delegation of authorities for credit and other risks and the establishment of effective control procedures. Under authority delegated by the Board, the Group Management Board (‘GMB’) through its separately convened Risk Management Meeting (‘RMM’) formulates high-level Group risk management policy, exercises delegated risk authorities and oversees the implementation of risk appetite and controls. It monitors all categories of risk, receives reports on performance and emerging issues, determines action to be taken and reviews the efficacy of HSBC’s risk management framework.
     Primary responsibility for managing risk at operating entity level lies with the respective boards and Chief Executive Officers, as custodians of their

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Risk management > Risk appetite / Scenario stress testing / Control culture // Credit risk > Management balance sheets. In their oversight and stewardship of risk management at Group level, however, GMB and RMM are supported by a dedicated Global Risk function headed by the Group Chief Risk Officer (‘GCRO’), who is a member of both bodies and reports to the Chief Financial Officer, Executive Director, Risk and Regulation within the integrated Finance and Risk function, which the latter represents on the Board.
     Global Risk has functional responsibility for the principal financial risk types, namely retail and wholesale credit, market, operational, security and fraud risks. For these it establishes Group policy, exercises Group-wide oversight and provides reporting and analysis of portfolio composition trends on a global and regional basis to senior management. Accountability and consistent control across the Global Risk function is provided through the Global Risk Management Board, chaired by the GCRO, the members of which include the Chief Risk Officers of HSBC’s regions and the heads of risk disciplines within Group Management Office (‘GMO’). The regional governance bodies for key risk matters reflect those in place at the centre. Functional units at the entity and regional levels report to Group Risk. GMO helps build the Group’s risk management capacity through staff selection, training, development, performance assessment and remuneration — the GCRO is jointly responsible with business heads for setting the performance goals of senior Global Risk officers. Global Risk also co-ordinates the continued development of the Group’s risk appetite, economic capital and stress testing frameworks, and engages in discussions with regulators and in industry forums on risk and regulatory policy developments, assesses their implications and makes recommendations accordingly. In addition, the GCRO is a member of the Group Portfolio Oversight Committee, chaired by the Group Treasurer, which governs the portfolio management activities of Global Banking.
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
     The risk appetite framework, governed by the Board and overseen in its implementation on an ongoing basis by GMB and RMM, is also maintained at regional and customer group levels. It operates through two key mechanisms:
•	the framework itself defines the governance bodies, processes, metrics and other features of how HSBC addresses risk appetite as part of its ongoing business; and

•	periodic risk appetite statements define, at various levels in the business, the desired level of risk commensurate with return and growth targets and in line with the corporate strategy and stakeholder objectives.
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
Scenario stress testing
Scenario analysis and stress testing are important mechanisms in understanding the sensitivities of the Group capital and business plans to the adverse effects of extreme, but plausible, events. As well as considering the potential financial effect on plans, a key output of this tool is the consideration and establishment of management action plans for mitigating such events should they, or similar events, arise.
     Group Risk regularly assesses regulatory capital supply against demand under a range of stress scenarios, including projected global economic downturns more severe than that which is currently being experienced. Qualitative and quantitative techniques are used to estimate the potential impact on HSBC’s capital position of such scenarios. HSBC also participates, where appropriate, in standard scenario analyses requested by regulatory bodies.
     In particular, this framework has aided management in mitigating some of the effects of the global financial crisis. While the prediction of future events cannot cover all eventualities, nor precisely identify future events, a number of the scenarios analysed in the past provided additional management insight into the actions necessary to mitigate the risks when similar events occurred.
     In addition to the suite of risk scenarios considered for the HSBC Group, each major subsidiary conducts regular macro-economic and event-driven scenario analyses specific to that region under the Group governance framework. Executive managers from across HSBC meet regularly to consider and debate the outcome of these scenarios and formulate recommended management actions. Macro-economic analyses are considered regularly by GMB.
Risk control culture
HSBC’s risk management policies are encapsulated in the Group Standards Manual and cascaded in a hierarchy of policy manuals throughout the Group to communicate standards, instructions and guidance to employees. They support the formulation of risk appetite and establish procedures for monitoring and controlling risks, with timely and reliable reporting to management. HSBC regularly reviews and updates its risk management policies, systems and methodologies to reflect changes in law, regulation, markets, products and emerging best practice.
     It is the responsibility of all Group officers to identify, assess and manage risk within the scope of their assigned responsibilities. Personal accountability, reinforced by the Group’s governance structure and instilled by training and experience, helps to foster throughout the Group a disciplined and constructive culture of risk management and control.
Credit risk

Credit risk management
(Audited)
Credit risk is the risk of financial loss if a customer or counterparty fails to meet a payment obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from off-balance sheet products such as counterparty risk guarantees and credit derivatives, and from the Group’s holdings of debt securities. Among the risks in which the Group engages, credit risk generates the largest regulatory capital requirement.
     The objectives of credit risk management, underpinning sustainably profitable business, are principally to maintain a strong culture of responsible lending and a robust risk policy and control framework; to both partner and challenge the business line in defining and implementing risk appetite, with its continuous re-evaluation under actual and scenario conditions; and to ensure independent, expert scrutiny of credit risks, their costs and their mitigation.
     The credit risk governance structures and control frameworks implemented by the Group are designed for all stages of economic and financial cycles. During 2009, a number of processes, for example, crisis management and new product review, were enhanced in response to recent ‘best practice’ recommendations of industry and regulatory bodies. Central credit risk oversight and independent review activities have been reinforced within a common operating model for the responsibilities and interaction of GMO Risk, regionally integrated risk functions and country-based management.
     Credit Risk is part of the Global Risk function, and the heads of its retail, wholesale and market risk disciplines within GMO, as well as regional Chief Risk Officers and certain country Chief Credit Officers and the Head of Risk Strategy, report to the GCRO.
     Across the Group, Credit Risk fulfils the role of an independent credit control unit, while engaging in dialogue with business teams to set priorities, refine risk appetite, and monitor and report higher-risk exposures. Credit risk and risk capital management policies and methodologies, including analytical model developments and management information, are enhanced in the light of experience gained, for instance through the roll-out of the Group’s advanced internal ratings-based (‘IRB’) approach to Basel II. See also ‘Capital Management’ on page 285.
     The Credit Risk function within GMO provides high-level oversight and management of credit risk for HSBC worldwide. Its responsibilities include:
•	formulating Group credit policy. Compliance, subject to approved dispensations, is mandatory for all HSBC’s operating companies, which must develop and record in local instruction

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Management

manuals their detailed credit policies and procedures, consistent with Group policy;

•	guiding HSBC’s operating companies on the Group’s appetite for credit risk exposure to specified market sectors, activities and banking products. GMO Risk controls exposures to certain higher-risk sectors and closely monitors exposure to others, including real estate, the automotive sector, certain non-bank financial institutions, structured products and leveraged finance transactions. When necessary, restrictions are imposed on new business or exposures, which may be capped at Group and/or entity level;

•	undertaking independent review and objective assessment of risk. GMO Risk assesses all commercial non-bank credit facilities and exposures — including those embedded in derivatives — that are originated or renewed by HSBC’s operating companies over designated limits, prior to the facilities being committed to customers or transactions being undertaken. Operating companies may not confirm credit approval without this concurrence;

•	monitoring the performance and management of portfolios across the Group. GMO Risk tracks emerging trends and conducts in-depth portfolio reviews, overseeing the effective management of any adverse characteristics;

•	controlling centrally exposures to sovereign entities, banks and other financial institutions. HSBC’s credit and settlement risk limits to counterparties in these sectors are approved and managed by GMO Risk to optimise the use of credit availability and avoid excessive risk concentration;

•	controlling exposure for all debt securities held; where a security is not held solely for the purpose of trading, a formal issuer risk limit is established;

•	establishing and maintaining HSBC’s policy on large credit exposures, ensuring that concentrations of exposure by counterparty, sector or geography do not become excessive in relation to the Group’s capital base and remain within internal and regulatory limits. GMO Risk also monitors HSBC’s intra-Group exposures to ensure they are maintained within regulatory limits and ensures that policy and practice are fully aligned to evolving regulatory requirements;

•	controlling cross-border exposures, through the imposition of country limits with sub-limits by maturity and type of business. Country limits are determined by taking into account economic and political factors, and applying local business knowledge. Transactions with countries deemed to be higher risk are considered on a case by case basis;

•	maintaining and developing HSBC’s risk rating framework and systems, to classify exposures meaningfully and enable focused management of the risks involved. The GCRO chairs the Credit Risk Analytics Oversight Committee, which reports to the RMM and oversees risk rating model governance for both wholesale and retail business. Rating methodologies, based upon a wide range of analytics and market data-based tools, are core inputs to the assessment of customer risk. For larger facilities, while full use is made of automated risk-rating processes, the ultimate responsibility for setting risk ratings rests with the final approving executive;

•	assisting the Risk Strategy unit in the development of stress-testing scenarios, economic capital measurement and the refinement of key risk indicators and their reporting, embedded within the Group’s business planning processes;

•	reporting on aspects of the HSBC credit risk portfolio to the RMM, the Group Audit Committee and the Board of Directors of HSBC Holdings by way of a variety of regular and ad hoc reports covering:
–	risk concentrations;

–	retail portfolio performance at Group entity, regional and overall Group levels;

–	specific higher-risk portfolio segments;

–	a risk map of the status of key risk topics, with associated preventive and mitigating actions;

–	individual large impaired accounts, and impairment allowances/charges for all customer segments;

–	country limits, cross-border exposures and related impairment allowances;

–	portfolio and analytical model performance data; and

–	stress-testing results and recommendations;
•	managing and directing credit risk management systems initiatives. A centralised database covers substantially all the Group’s direct lending exposures, to deliver an increasingly granular level of management reporting. A uniform credit application process for banks is operational throughout the Group and a similar corporate credit application system covers almost all Group corporate business by value;

•	providing advice and guidance to HSBC’s operating companies, to promote best practice throughout the Group on credit-related matters such as sustainability risk, new products and training; and

•	acting on behalf of HSBC Holdings as the primary interface, for credit-related issues, with external parties including the Bank of England, the FSA, local regulators, rating agencies, corporate analysts, trade associations and counterparts in the world’s major banks and non-bank financial institutions.
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
Credit quality
(Audited)
Each operating company is responsible for the quality and performance of its credit portfolios and for monitoring and controlling all credit risks in them, including those subject to central approval by Group Risk. This includes managing its own risk concentrations by market sector, geography and product. Local systems are in place throughout the Group to enable operating companies to control and monitor exposures by customer and retail product segments. A Credit Review and Risk Identification team reports directly to each regional Chief Risk Officer, and reviews the robustness and effectiveness of key risk measurement, monitoring and control activities.
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
     HSBC’s historical risk rating system based on a judgemental assessment of the likelihood and impact of delinquency was superseded in 2008 for financial reporting purposes and, for all significant risk management decisions employing credit risk ratings, by a more risk-sensitive and granular methodology. This facilitates the IRB approach under Basel II adopted by the Group to support calculation of its minimum credit regulatory capital requirement. For further details, see ‘Credit quality of financial instruments’ on page 225.
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
     Individually significant accounts are reviewed on a sample basis to ensure that risk ratings are appropriate, that credit and collection procedures have been properly followed and that where deterioration is evident, impairment allowances are raised in accordance with the Group’s established procedures. Internal Audit discusses with management any risk ratings it considers to be inappropriate; after discussion, its final recommendations for revised ratings must then be adopted.
Impairment assessment
(Audited)
When impairment losses occur, HSBC reduces the carrying amount of loans and advances through the use of an allowance account. When impairment of available-for-sale financial assets and held-to-maturity financial investments occurs, the carrying

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Management

amount of the asset is reduced directly. For further details, see ‘Accounting policies’ on page 369.
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
     When the portfolio size is small, or when information is insufficient or not reliable enough to adopt a roll rate methodology, the Group uses a basic formulaic approach based on historical loss rate experience.
     Generally, historical experience is the most objective and relevant information from which to begin to assess inherent loss within each portfolio. In circumstances where historical loss experience provides less relevant information about the inherent loss in a given portfolio at the balance sheet date — for example, where there have been changes in economic conditions or regulations — management considers the more recent trends in the portfolio risk factors which may not be adequately reflected in its statistical models and, subject to guidance from Group Finance and GMO Risk, adjusts impairment allowances accordingly.
     Roll rates, loss rates and the expected timing of future recoveries are regularly benchmarked against actual outcomes to ensure they remain appropriate.
Write-off of loans and advances
Loans are normally written off, either partially or in full, when there is no realistic prospect of further recovery. Where loans are secured, this is generally after receipt of any proceeds from the realisation of security. In circumstances where the net realisable value of any collateral has been determined and there is no reasonable expectation of further recovery, write off may be earlier.
     In the case of residential mortgages and second lien loans in HSBC Finance, loan carrying amounts in excess of net realisable value are written off at or before the time foreclosure is completed or when settlement is reached with the borrower. If there is no reasonable expectation of recovery, and foreclosure is pursued, unconstrained by delays required by law or regulation, the loan is normally written off no later than the end of the month in which the loan becomes 180 days contractually past due.
     Unsecured personal facilities, including credit cards, are generally written off at between 150 and 210 days past due, the standard period being the end of the month in which the account becomes 180 days contractually delinquent. Write-off periods may be extended, generally to no more than 360 days past due but in very exceptional circumstances exceeding that figure, in a few countries where local regulation or legislation constrain earlier write-off, or where the realisation of collateral for secured real estate lending extends to this time.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Management / Credit exposure > Maximum exposure / Collateral

     In the event of bankruptcy or analogous proceedings, write-off may occur earlier than at the periods stated above. Collections procedures may continue after write-off.
     Following the earlier decision to cease underwriting through the Group’s US consumer mortgage lending business and, given the reduced ability of customers to refinance their facilities which changed their historical behaviour patterns, HSBC Finance shortened the write-off period from 240 days or later to 180 days contractually past due. The effect of this change was an acceleration of write-offs which reduced gross loans and advances by US$3.3 billion, with a corresponding reduction in impairment allowances and impaired loans. There has been no significant impact on net loans and advances or loan impairment charges. The effect on the current period has been quantified where relevant to the appropriate disclosure.
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
Credit exposure
Maximum exposure to credit risk
(Audited)
HSBC’s exposure to credit risk covers a broad range of asset classes, including derivatives, trading assets, loans and advances to customers, loans and advances to banks and financial investments. Credit exposure in 2009 remained diversified across these asset classes, though the balance of the Group’s credit exposure changed in 2009 due to the run-off of consumer finance assets in the US and greater deployment of deposit inflows into debt securities. In addition, a significant decline in volatility in financial markets led to lower derivative assets and a reduced exposure to loss in the event of default on derivative contracts. The lower volatility, steepening yield curves and narrowing credit spreads resulted in a fall in the fair value of outstanding derivative contracts. The level of offsetting derivative balances moved in line with the decline in balances of maximum exposure.
     There was a deterioration in 2009 in the credit quality of loans and advances to the commercial real estate sector, notably in parts of Europe, the Middle East and North America.
     Exposure to personal lending secured on residential property remained significant. HSBC suffered from continuing weakness in credit conditions in the US mortgage market. However, in the UK, despite lower activity in the housing market as a whole, the credit quality of HSBC’s mortgage business remained good throughout 2009 and was well secured. Exposure to the Hong Kong residential mortgage market also remained well-secured. For further commentary on personal lending, see ‘Areas of Special Interest – Personal Lending’ on page 215.
     Loss experience continued to be concentrated in the personal lending portfolios, primarily in the US with 75 per cent of loan impairment charges and other credit risk provisions arising in Personal Financial Services in 2009 compared with 85 per cent in 2008. In 2009, 12 per cent of the Group’s loan impairment charges and other credit risk provisions arose in Commercial Banking, compared with 9 per cent in 2008. Loan impairment charges in Global Banking and Markets were 6 per cent of total, loan impairment charges and other credit risk provisions compared with 3 per cent in 2008.
     The following table presents the maximum exposure to credit risk from balance sheet and off-balance sheet financial instruments, before taking account of any collateral held or other credit enhancements (unless such credit enhancements meet offsetting requirements). For financial assets recognised on the balance sheet, the maximum exposure to credit risk equals their carrying amount; for financial guarantees and similar contracts granted, it is the maximum amount that HSBC would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments that are irrevocable over the life of the respective facilities, it is generally the full amount of the committed facilities.

Maximum exposure to credit risk
(Audited)

	At 31 December 2009			At 31 December 2008
			Exposure			Exposure
	Maximum		to credit	Maximum		to credit
	exposure	Offset	risk (net)	exposure	Offset	risk (net)
	US$m	US$m	US$m	US$m	US$m	US$m

Cash and balances at central banks	60,655	–	60,655	52,396	–	52,396
Items in the course of collection from other banks	6,395	–	6,395	6,003	–	6,003
Hong Kong Government certificates of indebtedness	17,463	–	17,463	15,358	–	15,358

Trading assets	386,070	(8,496)	377,574	405,451	(13,227)	392,224

Treasury and other eligible bills	22,346	–	22,346	32,458	–	32,458
Debt securities	201,598	–	201,598	199,619	–	199,619
Loans and advances to banks	78,126	–	78,126	73,055	–	73,055
Loans and advances to customers	84,000	(8,496)	75,504	100,319	(13,227)	87,092

Financial assets designated at fair value	22,198	–	22,198	17,540	–	17,540

Treasury and other eligible bills	223	–	223	235	–	235
Debt securities	20,718	–	20,718	16,349	–	16,349
Loans and advances to banks	354	–	354	230	–	230
Loans and advances to customers	903	–	903	726	–	726

Derivatives	250,886	(189,606)	61,280	494,876	(383,308)	111,568

Loans and advances held at amortised cost:	1,076,012	(91,127)	984,885	1,086,634	(83,398)	1,003,236

– to banks	179,781	(116)	179,665	153,766	(126)	153,640
– to customers	896,231	(91,011)	805,220	932,868	(83,272)	849,596

Financial investments	360,034	–	360,034	292,984	–	292,984

Treasury and other similar bills	58,434	–	58,434	41,027	–	41,027
Debt securities	301,600	–	301,600	251,957	–	251,957

Other assets	36,373	(4)	36,369	40,859	(5)	40,854

Endorsements and acceptances	9,311	(4)	9,307	10,482	(5)	10,477
Other	27,062	–	27,062	30,377	–	30,377

Financial guarantees and similar contracts	53,251	–	53,251	52,318	–	52,318
Loan and other credit-related commitments[1]	558,050	–	558,050	604,022	–	604,022

	2,827,387	(289,233)	2,538,154	3,068,441	(479,938)	2,588,503

For footnote, see page 291.

Collateral and other credit enhancements
(Audited)
Collateral held against financial instruments presented in the above table is described in more detail below.
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

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Credit exposure > Maximum exposure / Concentration of exposure

Derivatives
The International Swaps and Derivatives Association (‘ISDA’) Master Agreement is HSBC’s preferred agreement for documenting derivatives activity. It provides the contractual framework within which dealing activity across a full range of over-the-counter products is conducted, and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or another pre-agreed termination event occurs. It is common, and HSBC’s preferred practice, for the parties to execute a Credit Support Annex (‘CSA’) in conjunction with the ISDA Master Agreement. Under a CSA, collateral is passed between the parties to mitigate the market-contingent counterparty risk inherent in outstanding positions.
Loans and advances
It is HSBC’s policy, when lending, to do so on the basis of the customer’s capacity to repay, rather than rely primarily on the value of security offered. Depending on the customer’s standing and the type of product, facilities may be provided unsecured. Whenever available, collateral can be an important mitigant of credit risk.
     The guidelines applied by operating companies in respect of the acceptability of specific classes of collateral or credit risk mitigation and the determination of valuation parameters are subject to regular review to ensure that they are supported by empirical evidence and continue to fulfil their intended purpose. The principal collateral types employed by HSBC are as follows:
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
     In addition, credit derivatives, including credit default swaps and structured credit notes, and securitisation structures are used to hedge or transfer credit risk within the Group’s loan portfolio.
     HSBC does not disclose the fair value of collateral held as security or other credit enhancements on loans and advances past due but not impaired, or on individually assessed impaired loans and advances, as it is not practicable to do so.
Concentration of exposure
(Audited)
Concentrations of credit risk arise when a number of counterparties or exposures have comparable economic characteristics, or such counterparties are engaged in similar activities or operate in the same geographical areas or industry sectors, so that their collective ability to meet contractual obligations is uniformly affected by changes in economic, political or other conditions. Wrong-way risk is an aggravated form of concentration risk and arises when there is a strong correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction. Wrong-way risk can be seen in the following examples:
•	when the counterparty is resident and/or incorporated in an emerging market and seeks to sell a non-domestic currency in exchange for its home currency;

•	when the trade involves the purchase of an equity put option from a counterparty whose shares are the subject of the option;

•	the purchase of credit protection from a counterparty who is closely associated with the reference entity of the credit default swap or total return swap; and

•	the purchase of credit protection on an asset type which is highly concentrated in the exposure of the counterparty selling the credit protection.
     HSBC uses a range of tools to monitor and control wrong-way risk, including requiring entities to obtain prior approval before undertaking wrong-way risk transactions outside pre-agreed guidelines. The Credit Risk Management functions undertake control and monitoring processes and a regular meeting of a committee comprising senior management from Global Markets, Credit, Market Risk Management and Finance is responsible for reviewing and actively managing wrong-way risk, including allocating capital.
Securities held for trading
(Unaudited)
Total securities held for trading within trading assets were US$259 billion at 31 December 2009 (2008: US$254 billion). The largest concentration of these assets was government and government agency securities, which amounted to US$135 billion, or 52 per cent of overall trading securities (2008: US$143 billion, 56 per cent). This included US$22 billion (2008:

US$32 billion) of treasury and other eligible bills. Corporate debt and other securities were US$84 billion or 32 per cent of overall trading securities, in line with 2008’s level of US$83 billion. Included within total securities held for trading were US$41 billion (2008: US$50 billion) of debt securities issued by banks and other financial institutions.
     A more detailed analysis of securities held for trading is set out in Note 16 on the Financial Statements and an analysis of credit quality is provided on page 225.
Debt securities, treasury and other eligible bills
(Unaudited)
At US$360 billion, total financial investments excluding equity securities were 23 per cent higher at 31 December 2009 than at the end of 2008. Debt securities, at US$302 billion, represented the largest concentration of financial investments at 84 per cent of the total, compared with US$252 billion (86 per cent) at 31 December 2008. HSBC’s holdings of corporate debt, ABSs and other securities were spread across a wide range of issuers and geographical regions, with 37 per cent invested in securities issued by banks and other financial institutions. In total, holdings in ABSs decreased by US$8 billion due to a combination of movements in fair values, principal amortisations and write-downs.
Total financial investments excluding equity securities increased by 23 per cent to US$360 billion in 2009.
     Investments in securities of governments and government agencies of US$171 billion were 46 per cent of overall financial investments, 8 percentage points higher than in 2008. US$58 billion of these investments comprised treasury and other eligible bills.
     A more detailed analysis of financial investments is set out in Note 19 on the Financial Statements and an analysis by credit quality is provided on page 225.
     The insurance businesses held diversified portfolios of debt and equity securities designated at fair value (2009: US$25 billion; 2008: US$20 billion) and debt securities classified as financial investments (2009: US$35 billion; 2008: US$28 billion). A more detailed analysis of securities held by the insurance businesses is set out on page 273.
Derivatives
(Unaudited)
Derivative assets at 31 December 2009 were US$251 billion, a decline of 49 per cent from 31 December 2008, primarily in foreign exchange, interest rate and credit derivatives. The main drivers of the reduction were fair value movements across the entire portfolio arising from lower levels of volatility within the financial markets, steepening yield curves and narrowing credit spreads.
Exposure to derivative assets fell by 49 per cent in 2009 to US$251 billion.
Loans and advances
(Unaudited)
     At constant exchange rates, gross loans and advances to customers (excluding the financial sector) at 31 December 2009 declined by US$83 billion or 9 per cent from 31 December 2008.
     Personal lending represented 47 per cent of total gross loans and advances to customers. Residential mortgages of US$261 billion represented 28 per cent of total gross advances to customers and constituted the Group’s largest concentration in a single exposure type. As a result of continued run-off in the US consumer finance exit portfolios, personal lending within North America fell to be broadly in line with European exposure.
     Corporate, commercial and financial lending, including settlement accounts, amounted to 52 per cent of total gross loans and advances to customers at 31 December 2009. The largest industry concentrations were to non-bank financial institutions and commercial real estate lending at 10 per cent and 8 per cent, respectively, of total gross lending to customers.
     Exposure to non-bank financial institutions principally comprised secured lending on trading accounts, primarily through repo facilities.
     Commercial, industrial and international trade lending declined moderately in 2009, falling as a proportion of total lending by a single percentage point to 21 per cent of total gross loans and advances to customers. Within this category, the largest concentration of lending was to the service sector, which amounted to 6 per cent of total gross lending to customers.
     Loans and advances to banks were widely distributed across major institutions in 2009.
     Further discussion of significant movements in credit quality of the personal lending and wholesale

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Credit exposure > Concentration of exposure

lending portfolios is set out in Areas of Special Interest on pages 214 to 218.
     The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the lending branch.

Gross loans and advances by industry sector
(Unaudited)

	At	Constant	Movement on a	At
	31 December	currency	constant	31 December
	2008	effect	currency basis	2009
	US$m	US$m	US$m	US$m
Gross loans and advances to customers
Personal[2]	440,227	22,169	(28,190)	434,206

Residential mortgages[2,3]	243,337	13,567	3,765	260,669
Other personal[2,4]	196,890	8,602	(31,955)	173,537

Corporate and commercial	407,474	30,384	(54,768)	383,090

Commercial, industrial and international trade	209,840	16,125	(29,837)	196,128
Commercial real estate	70,969	4,668	(6,248)	69,389
Other property-related	30,739	1,783	(2,002)	30,520
Government	6,544	185	(40)	6,689
Other commercial[5]	89,382	7,623	(16,641)	80,364

Financial	101,085	5,419	(9,854)	96,650

Non-bank financial institutions	99,536	5,248	(9,547)	95,237
Settlement accounts	1,549	171	(307)	1,413

Asset-backed securities reclassified	7,991	–	(164)	7,827

Total gross loans and advances to customers[6]	956,777	57,972	(92,976)	921,773

Gross loans and advances to banks	153,829	7,413	18,646	179,888

Total gross loans and advances	1,110,606	65,385	(74,330)	1,101,661

For footnotes, see page 291.
Gross loans and advances to customers by industry sector
(Audited)

	2009	2008	2007	2006	2005
	US$m	US$m	US$m	US$m	US$m

Personal[2]	434,206	440,227	500,834	476,146	420,476

Residential mortgages[2,3]	260,669	243,337	269,068	265,337	238,546
Other personal[2,4]	173,537	196,890	231,766	210,809	181,930

Corporate and commercial	383,090	407,474	400,771	343,107	278,709

Commercial, industrial and international trade	196,128	209,840	202,038	162,109	130,802
Commercial real estate	69,389	70,969	72,345	60,366	51,815
Other property-related	30,520	30,739	33,907	27,165	22,196
Government	6,689	6,544	5,708	8,990	8,218
Other commercial[5]	80,364	89,382	86,773	84,477	65,678

Financial	96,650	101,085	99,148	62,458	52,174

Non-bank financial institutions	95,237	99,536	96,781	59,204	50,032
Settlement accounts	1,413	1,549	2,367	3,254	2,142

Asset-backed securities reclassified	7,827	7,991	–	–	–

Total gross loans and advances to customers[6]	921,773	956,777	1,000,753	881,711	751,359

Impaired loans	30,606	25,352	19,582	15,071	12,338
– as a percentage of gross loans and advances to customers	3.3%	2.6%	2.0%	1.7%	1.6%

Total impairment allowances	25,542	23,909	19,205	13,578	11,357
– as a percentage of total gross loans and advances	2.8%	2.5%	1.9%	1.5%	1.5%
For footnotes, see page 291.

Loans and advances to customers by industry sector and by geographical region
(Audited)

							Gross	Gross loans
							loans and	by industry
			Rest of				advances	sector as a
		Hong	Asia-	Middle	North	Latin	to	% of total
	Europe	Kong	Pacific[7]	East[7]	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%
At 31 December 2009
Personal[2]	162,562	47,946	32,514	6,405	163,934	20,845	434,206	47.2

Residential mortgages[2,3]	109,872	35,292	21,983	1,898	86,591	5,033	260,669	28.3
Other personal[2,4]	52,690	12,654	10,531	4,507	77,343	15,812	173,537	18.9

Corporate and commercial	202,919	49,340	46,175	16,604	40,902	27,150	383,090	41.5

Commercial, industrial and international trade	112,374	17,728	28,228	9,336	11,528	16,934	196,128	21.3
Commercial real estate	33,853	13,782	6,475	1,309	11,527	2,443	69,389	7.5
Other property-related	6,231	10,062	3,863	1,357	8,452	555	30,520	3.3
Government	2,216	441	595	1,356	208	1,873	6,689	0.7
Other commercial[5]	48,245	7,327	7,014	3,246	9,187	5,345	80,364	8.7

Financial	73,851	2,899	2,350	1,213	14,150	2,187	96,650	10.5

Non-bank financial institutions	73,225	2,462	2,246	1,206	13,963	2,135	95,237	10.3
Settlement accounts	626	437	104	7	187	52	1,413	0.2

Asset-backed securities reclassified	6,284	–	–	–	1,543	–	7,827	0.8

Total gross loans and advances to customers (‘TGLAC’)[6,8]	445,616	100,185	81,039	24,222	220,529	50,182	921,773	100.0

Percentage of TGLAC by geographical region	48.3%	10.9%	8.8%	2.6%	23.9%	5.5%	100.0%

Impaired loans[8]	10,722	841	1,200	1,646	13,246	2,951	30,606
– as a percentage of TGLAC	2.4%	0.8%	1.5%	6.8%	6.0%	5.9%	3.3%

Total impairment allowances[8]	6,135	804	996	1,378	13,676	2,553	25,542
– as a percentage of TGLAC	1.4%	0.8%	1.2%	5.7%	6.2%	5.1%	2.8%

	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Personal	141,532	46,087	29,887	7,524	195,534	19,663	440,227	46.0

Residential mortgages[3]	87,267	33,014	18,244	1,941	98,383	4,488	243,337	25.4
Other personal[4]	54,265	13,073	11,643	5,583	97,151	15,175	196,890	20.6

Corporate and commercial	219,640	52,186	47,394	18,732	47,291	22,231	407,474	42.5

Commercial, industrial and international trade	121,047	20,186	29,294	10,853	15,178	13,282	209,840	21.9
Commercial real estate	32,704	14,233	6,713	1,431	13,504	2,384	70,969	7.4
Other property-related	7,666	10,296	3,541	1,587	7,234	415	30,739	3.2
Government	1,864	951	579	1,181	352	1,617	6,544	0.7
Other commercial[5]	56,359	6,520	7,267	3,680	11,023	4,533	89,382	9.3

Financial	62,620	2,680	4,193	1,453	27,746	2,393	101,085	10.6

Non-bank financial institutions	61,823	2,402	3,940	1,447	27,560	2,364	99,536	10.4
Settlement accounts	797	278	253	6	186	29	1,549	0.2

Asset-backed securities reclassified	6,258	–	–	–	1,733	–	7,991	0.9

TGLAC[6]	430,050	100,953	81,474	27,709	272,304	44,287	956,777	100.0

Percentage of TGLAC by geographical region	44.9%	10.6%	8.5%	2.9%	28.5%	4.6%	100.0%

Impaired loans	6,774	852	835	279	14,285	2,327	25,352
– as a percentage of TGLAC	1.6%	0.8%	1.0%	1.0%	5.2%	5.3%	2.6%

Total impairment allowances	3,859	733	813	414	16,090	2,000	23,909
– as a percentage of TGLAC	0.9%	0.7%	1.0%	1.5%	5.9%	4.5%	2.5%
For footnotes, see page 291.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Credit exposure > Concentration of exposure

Gross loans and advances to customers by country within Rest of Asia-Pacific, Middle East and Latin America
(Audited)

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Rest of Asia-Pacific[7]
Australia	5,919	993	1,785	3,496	12,193
India	883	864	458	3,002	5,207
Indonesia	59	571	71	2,114	2,815
Japan	109	149	796	1,444	2,498
Mainland China	1,503	319	2,633	8,915	13,370
Malaysia	2,925	1,717	1,085	3,548	9,275
Singapore	5,149	3,041	2,407	4,251	14,848
South Korea	2,093	407	30	1,932	4,462
Taiwan	2,205	503	53	1,578	4,339
Other	1,138	1,967	1,020	7,907	12,032

	21,983	10,531	10,338	38,187	81,039

Middle East[7] (excluding Saudi Arabia)
Egypt	4	326	126	2,132	2,588
United Arab Emirates	1,650	2,881	1,395	8,848	14,774
Other	244	1,300	1,145	4,171	6,860

	1,898	4,507	2,666	15,151	24,222

Latin America
Argentina	31	628	49	1,689	2,397
Brazil	717	10,494	1,076	12,111	24,398
Mexico	2,259	2,702	995	6,762	12,718
Panama	1,151	973	475	3,464	6,063
Other	875	1,015	403	2,313	4,606

	5,033	15,812	2,998	26,339	50,182

At 31 December 2008
Rest of Asia-Pacific[7]
Australia	3,598	783	1,621	3,350	9,352
India	1,112	1,482	493	3,332	6,419
Indonesia	27	527	26	1,410	1,990
Japan	57	160	808	4,818	5,843
Mainland China	1,303	12	2,784	7,423	11,522
Malaysia	2,699	1,624	941	4,263	9,527
Singapore	4,209	3,301	2,448	3,521	13,479
South Korea	2,153	682	34	2,497	5,366
Taiwan	2,217	705	14	1,497	4,433
Other	869	2,367	1,085	9,222	13,543

	18,244	11,643	10,254	41,333	81,474

Middle East[7] (excluding Saudi Arabia)
Egypt	–	275	125	2,106	2,506
United Arab Emirates	1,693	3,748	2,118	10,214	17,773
Other	248	1,560	775	4,847	7,430

	1,941	5,583	3,018	17,167	27,709

Latin America
Argentina	41	707	60	1,648	2,456
Brazil	376	8,585	694	9,578	19,233
Mexico	2,150	3,665	1,024	6,094	12,933
Panama	1,105	1,076	569	1,877	4,627
Other	816	1,142	452	2,628	5,038

	4,488	15,175	2,799	21,825	44,287

For footnote, see page 291.

Loans and advances to banks by geographical region
(Audited)

									Gross
			Rest of						loans and	Impair-
		Hong	Asia-		Middle		North	Latin	advances	ment
	Europe	Kong	Pacific	[7]	East	[7]	America	America	to banks	allowances
	US$m	US$m	US$m		US$m		US$m	US$m	US$m	US$m

At 31 December 2009	65,614	36,197	35,648		8,435		15,386	18,608	179,888	(107)
At 31 December 2008	62,012	29,646	28,665		7,476		11,458	14,572	153,829	(63)
At 31 December 2007	104,534	63,737	32,373		7,488		16,566	12,675	237,373	(7)
At 31 December 2006	76,837	50,359	19,716		7,801		17,865	12,634	185,212	(7)
At 31 December 2005	44,369	42,751	14,514		5,045		10,331	8,964	125,974	(9)
For footnote, see page 291.

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

In-country foreign currency and cross-border amounts outstanding
(Unaudited)

		Government
		and official
	Banks	institutions	Other	Total
	US$bn	US$bn	US$bn	US$bn
At 31 December 2009
UK	37.5	7.0	38.0	82.5
US	10.7	29.3	25.7	65.7
France	27.0	10.7	7.7	45.4
Germany	21.9	15.0	4.5	41.4

At 31 December 2008
UK	38.4	7.1	33.8	79.3
US	13.6	26.4	34.1	74.1
France	19.9	12.1	7.9	39.9
Germany	18.9	8.0	6.7	33.6
The Netherlands	14.1	1.9	10.3	26.3

At 31 December 2007
UK	32.3	2.2	47.5	82.0
US	14.0	11.4	29.5	54.9
France	38.8	1.7	1.9	42.4
Germany	30.3	5.9	5.6	41.8
The Netherlands	21.4	0.2	4.2	25.8

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Areas of special interest > Wholesale lending / Personal lending

     At 31 December 2009, HSBC had in-country foreign currency and cross-border amounts outstanding to counterparties in The Netherlands of between 0.75 per cent and 1 per cent of total assets; in aggregate, US$19.6 billion.
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
Areas of special interest
Wholesale lending
(Unaudited)
     Wholesale lending covers the range of credit facilities granted to sovereign borrowers, banks, non-bank financial institutions and major corporate entities. The Group’s wholesale portfolios are well diversified across geographical and industry sectors, with exposure subject to portfolio controls governing concentration risk. Overall credit quality showed some signs of deterioration during 2009, as companies were affected by the global economic downturn, although in the second half credit conditions eased on the back of successful refinancing activity earlier in the year.
     The widespread intervention by many governments to stabilise and, in some cases to recapitalise, banks and other financial intermediaries had a positive effect in reducing fears of a systemic threat to financial markets. Notwithstanding this, many wholesale customers and counterparties faced the twin challenges of a reduction in available credit and liquidity, and reduced demand for their products and services; this encouraged them to reduce indebtedness through portfolio disposals, extend the duration of short-term finance and focus increasingly on cost efficiency.
     HSBC has worked closely with its customers to identify problem areas early and minimise the likelihood and impact of potentially adverse situations. During 2009, the Group improved the structure of its credit exposures by, for example, adjusting tenor and adding collateral in response to the heightened risks. HSBC also played a positive role in maintaining credit supply, where possible.
Commercial real estate
Commercial real estate and other property-related lending at 31 December 2009 of US$100 billion declined by 8 per cent from 31 December 2008 on a constant currency basis and represented 11 per cent of total loans and advances to customers. In 2009, the sector experienced a deterioration in credit quality, particularly in parts of Europe, including the UK, and in the Middle East and North America, due to a decline in asset values, a rise in rent shortfalls from vacant properties or non-payment, a contraction in demand for new housing, a prospective fall in rental cash flows and significantly restricted refinancing options. As a result of these factors, portfolio impairment occurred in a limited number of cases. The Group’s long-standing policies on asset origination which focus on relationships with long-term customers and appropriate initial leverage and interest coverage ratios played a key role in minimising impairment. While individual regions differ in their approach, the Group’s origination loan-to-value ratios are typically less than 65 per cent.
Automotive sector
The global automotive industry has seen a significant deterioration in market conditions and prospects over a prolonged period, as new entrants and legacy cost issues, primarily in the US and Europe, have taken effect. Declining sales volumes, exacerbated by the current economic downturn, have increased the incidence of financial stress on equipment manufacturers, suppliers and dealers. In the second half of 2009, the industry saw some consolidation and, although there were tentative signs of an increase in sales, these should be viewed in the light of the various government scrappage schemes for older vehicles in the US and Europe.
     HSBC has adopted a cautious approach towards this industry for a number of years, prioritising commitments to stronger global manufacturers and limiting exposure to those firms considered most likely to be affected by an industry downturn. As a result, HSBC did not have any significant direct exposure to the major US vehicle manufacturers which entered Chapter 11 bankruptcy restructuring during 2009. HSBC had some exposure to North American vehicle dealers and suppliers, but this was minimal in the context of the Group. Exposure to the industry is controlled by a global appetite cap that is reviewed regularly at the Group Risk Management Meeting.

Dubai and the UAE
In November 2009, Dubai World, a Dubai government-owned firm, requested a creditor standstill on its debt repayments and those of some of its subsidiaries. The announcement prompted a significant sell-off in markets across the world. Abu Dhabi announced that it would offer additional assistance to Dubai, providing liquidity and a platform for the debt restructuring process to continue.
     HSBC, as the longest-established bank in the region, has a longstanding relationship with the government of Dubai and its related entities. HSBC has contributed from the earliest days to the development of Dubai as an emerging economy and continues to maintain supportive relationships with all parts of the UAE. HSBC will continue to offer its support to the government of Dubai in achieving a workable resolution of its current liquidity problems.
     HSBC’s exposure within Dubai is acceptably spread and is primarily to operating companies within the emirate. HSBC is playing a prominent role in restructuring indebtedness in order to help restore confidence in the region.
     In the UAE, gross customer loans and advances fell from US$18 billion at 31 December 2008 to US$15 billion at 31 December 2009. Although the Middle East represents 2 per cent of the Group’s balance sheet, it remains a region to which HSBC is strongly committed.
Sovereign counterparties
The overall quality of the Group’s sovereign risk exposure remained satisfactory during 2009, with the large majority of both in-country and cross-border limits extended to countries with strong internal credit risk ratings. There was no significant downward shift in the quality of the exposure although, given the higher debt and weaker fiscal positions of many Western governments, there is increased potential for deterioration in sovereign risk profiles before budgetary re-balancing is achieved. In order to manage this, the Group regularly updates its assessments of higher-risk countries and adjusts its risk appetite to reflect such changes.
Leveraged financing
The Group operates a controlled approach towards leveraged finance origination with caps on underwriting and final hold levels in place. This puts a premium on successfully distributing risk in order to create capacity under the caps. Group exposure to leveraged finance transactions remained modest in relation to overall exposure.
Personal lending
(Unaudited)
HSBC provides a broad range of secured and unsecured personal lending products to meet customer needs. Given the diverse nature of the markets in which HSBC operates, the range is not standardised across all countries but is tailored to meet the demands of individual markets while using appropriate distribution channels and, wherever possible, standard global IT platforms.
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
     In 2009, credit exposure in the personal lending portfolios continued to be affected by adverse global economic conditions, particularly increased unemployment levels and the restricted availability of refinancing which limited the ability of many customers to service financial obligations in line with contractual commitments. This led to delinquency levels and loan impairment charges remaining high, although management action in recent years to run off the US consumer finance exit portfolios and curtail originator activity helped reduce the overall impairment charge.
     The commentary that follows is on an underlying basis.
     At 31 December 2009, total personal lending was US$434 billion, a decline of 6 per cent from 31 December 2008, driven by run-off in the US consumer finance exit portfolios. Within Personal Financial Services total loan impairment charges and other credit risk provisions of US$19.9 billion were 3 per cent lower than in 2008 and were concentrated in North America (US$14.4 billion) and, to a lesser extent, Europe (US$2.0 billion) and Latin America (US$2.0 billion).
     In early March 2009, HSBC Finance announced the discontinuation of new customer account originations for all products offered by its Consumer Lending business and closed approximately 800 Consumer Lending branch offices. In November 2009, it entered into an agreement to sell its vehicle loan servicing operations to Santander Consumer USA Inc. (‘SC USA’) as well as an aggregate US$1.0 billion of vehicle finance loans, both delinquent and non-delinquent. Under a separate agreement, SC USA will service the remainder of

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Areas of special interest > Personal lending

HSBC’s US vehicle finance portfolio. The transaction is currently expected to close in the first quarter of 2010.
     The Consumer Lending business historically provided real estate secured, vehicle finance and personal non-credit card loans. Loans were offered with both revolving and closed-end terms and with fixed or variable interest rates, and were originated through branches, direct mail and the internet. Prior to the first quarter of 2007, HSBC Finance’s Mortgage Services business acquired loans from correspondent lenders and, before September 2007, also originated loans sourced through mortgage brokers. The vehicle finance business originated vehicle loans through its dealer and direct-to-consumer origination channels and through its ‘autos-in-branches’ programme in the Consumer Lending branch offices, until these originations were discontinued.
     In December 2009, HSBC Finance revised the write-off period for its real estate secured and Consumer Lending unsecured portfolios in order to reflect changed customer behaviour. As a consequence of this, real estate secured balances are now written down to net realisable value generally no later than the end of the month in which the account becomes 180 days delinquent. Similarly, for Consumer Lending unsecured products, balances are now written off no later than the end of the month in which the account becomes 180 days delinquent. This change in write-off period was reflected in lower recoverable balances and lower impairment reserves at 31 December 2009.
     Total US personal lending at 31 December 2009 stood at US$135 billion, a decline of 21 per cent compared with the end of 2008, as HSBC ran off certain portfolios in the consumer finance business and improved the credit quality of the Card and Retail Services portfolio through tightening underwriting criteria.
     Residential mortgage lending balances in the US declined by 19 per cent to US$66 billion, driven by the decision to close all Consumer Lending branches and run off the legacy consumer finance portfolios. The decrease in balances included a US$2.0 billion reduction relating to the revised write-off period referred to above and the sale of US$4.5 billion of prime mortgage loans in HSBC Bank USA. US mortgage lending is discussed in greater detail on page 218.

Total personal lending fell by 6 per cent in 2009. In the US, personal lending was reduced by 21 per cent.
     Other personal lending in the US fell by 23 per cent to US$69 billion, partly due to the run-off in the unsecured Consumer Lending portfolio. Credit card balances also declined, by 16 per cent to US$39 billion, due to lower consumer spending and steps taken by the Group to mitigate risk, including tightening initial credit lines and sales authorisation criteria, closing inactive accounts, decreasing credit lines, restricting underwriting criteria, limiting cash access, reducing marketing expenditure and, in the private label portfolio, ending certain third-party relationships. HSBC ceased originations in those segments of the cards portfolio most affected by the current housing and economic downturn. The decline in balances included US$1.3 billion relating to the revised write-off period for second lien mortgages and other unsecured personal lending.
     The Cards business remains a continuing business in the US for HSBC, comprising both general and private label portfolios. The general Cards portfolio has approximately US$23 billion in loans. According to The Nilson Report, HSBC is the sixth largest issuer of MasterCard and Visa credit cards in the US, based on loan balances.
     The Private Label Credit Card (‘PLCC’) business, with balances of US$15.6 billion, has approximately 14 million active customer accounts and 32 active merchant relationships. The Nilson Report lists HSBC’s private label servicing portfolio as the third largest portfolio in the US. At 31 December 2009, PLCC loans were sourced from the following business lines: approximately 45 per cent in consumer electronics, 24 per cent in power sport vehicles, 16 per cent in department stores, and 7 per cent of loans in furniture stores. The private label financing products are generated through merchant retail locations, merchant catalogue and telephone sales, and direct mail and internet applications.
     Motor vehicle finance balances in the US declined by 47 per cent to US$5.8 billion, reflecting the 2008 decision to run off the portfolio in HSBC Finance. As noted above, in November 2009, HSBC agreed to sell the vehicle finance loan servicing operation and US$1.0 billion of associated loans.

Total personal lending
(Unaudited)

				Rest of
		Rest of		North	Other
	UK	Europe	US [9]	America	regions [10]	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Residential mortgages[2]	100,667	9,205	65,784	20,807	64,206	260,669

Other personal lending[2]	29,018	23,672	69,275	8,068	43,504	173,537

– motor vehicle finance	–	65	5,771	99	6,378	12,313
– credit cards	12,427	1,820	39,374	1,118	13,319	68,058
– second lien mortgages	1,068	2	11,786	695	472	14,023
– other	15,523	21,785	12,344	6,156	23,335	79,143

Total personal lending[2]	129,685	32,877	135,059	28,875	107,710	434,206

Impairment allowances
Residential mortgages[2]	(151)	(41)	(4,416)	(7)	(233)	(4,848)

Other personal lending[2]	(1,443)	(552)	(7,691)	(206)	(2,349)	(12,241)

– motor vehicle finance	–	(7)	(211)	(1)	(351)	(570)
– credit cards	(524)	(233)	(3,895)	(42)	(854)	(5,548)
– second lien mortgages	(79)	–	(1,608)	(56)	–	(1,743)
– other	(840)	(312)	(1,977)	(107)	(1,144)	(4,380)

Total impairment allowances on personal lending[2]	(1,594)	(593)	(12,107)	(213)	(2,582)	(17,089)

– as a percentage of total personal lending	1.2%	1.8%	9.0%	0.7%	2.4%	3.9%

At 31 December 2008
Residential mortgages	78,346	8,921	80,946	17,437	57,687	243,337

Other personal lending	29,274	24,991	89,562	7,589	45,474	196,890

– motor vehicle finance	–	99	10,864	137	6,201	17,301
– credit cards	11,215	1,695	46,972	1,469	13,426	74,777
– second lien mortgages	1,160	2	14,614	803	503	17,082
– other	16,899	23,195	17,112	5,180	25,344	87,730

Total personal lending	107,620	33,912	170,508	25,026	103,161	440,227

Impairment allowances
Residential mortgages	(10)	(22)	(5,109)	(4)	(174)	(5,319)

Other personal lending	(1,197)	(441)	(9,911)	(192)	(1,909)	(13,650)

– motor vehicle finance	–	(5)	(426)	(1)	(175)	(607)
– credit cards	(385)	(165)	(4,255)	(51)	(805)	(5,661)
– second lien mortgages	(50)	–	(2,397)	(41)	–	(2,488)
– other	(762)	(271)	(2,833)	(99)	(929)	(4,894)

Total impairment allowances on personal lending	(1,207)	(463)	(15,020)	(196)	(2,083)	(18,969)

– as a percentage of total personal lending	1.1%	1.4%	8.8%	0.8%	2.0%	4.3%
For footnotes, see page 291.

     Total personal lending in the UK increased by 8 per cent to US$130 billion, driven by growth in residential mortgage lending at HSBC Bank and First Direct as HSBC grew market share in UK mortgage lending (discussed in greater detail below). Other personal lending in the UK declined by 11 per cent to US$29 billion, primarily due to reduced customer demand for credit.
     In Latin America, gross loans and advances to personal customers declined by 9 per cent to US$21 billion. Residential mortgage lending increased by 6 per cent, while other personal lending fell by 13 per cent. The reduction in other personal lending was largely in Mexico, where balances decreased by 30 per cent to US$2.7 billion following management action to mitigate risk and restrict originations in the credit cards portfolio to address the adverse credit experience which developed in 2008. Similarly, in Brazil, personal lending declined by 6 per cent to US$11 billion at 31 December 2009 as steps were taken to improve credit quality by tightening underwriting criteria.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Areas of special interest > Personal lending / Mortgage lending

     For an analysis of loan impairment allowances and impaired loans, see page 230.
Mortgage lending
The Group offers a wide range of mortgage products designed to meet customer needs, including capital repayment mortgages subject to fixed or variable interest rates and products designed to meet demand for housing loans with more flexible payment structures. HSBC underwrites both first lien residential mortgages and loans secured on second lien mortgages.
     Interest-only mortgages are those for which customers make regular payments of interest during the life of the loan and repay the principal from the sale of their home or alternative sources of funds. Introductory interest-only mortgages are typically where the interest-only element is for a fixed term at the start of the loan, after which principal repayments commence.
     Affordability mortgages include all products where the customers’ monthly payments are set at a low initial rate, either variable or fixed, before resetting to a higher rate once the introductory period is over. These include adjustable-rate mortgages (‘ARM’s) and loans on which the interest rate is periodically changed based on a reference price.
     Offset mortgages are products linked to a current or savings account, where interest earned is used to repay mortgage debt.
US mortgage lending
US mortgage lending, comprising residential mortgage and second lien lending, made up 18 per cent of the Group’s gross loans and advances to personal customers at 31 December 2009.
     Balances declined by 19 per cent compared with 2008 to US$78 billion, including a reduction of US$2.3 billion attributed to the revision of the write-off period referred to above. The decrease was driven by the continued run-off of the Mortgage Services portfolio and actions taken since mid-2007 to reduce risk and discontinue, from the first quarter of 2009, new originations in the Consumer Lending business. In addition, HSBC Bank USA sold US$4.5 billion of prime mortgage loans in 2009 on top of normal sale activity. The overall rate of decline in real-estate secured balances continued to slow due to a reduction in loan prepayments, as the continuing weakness in the US economy limited the number of refinancing options available to customers.
     Including the US$2.3 billion decline in balances due to the acceleration of write-offs, mortgage lending in HSBC Finance fell from US$74 billion at 31 December 2008 to US$61 billion at 31 December 2009 as set out in the table on page 221. Balances outstanding in the Consumer Lending business were US$40 billion at 31 December 2009, of which approximately 95 per cent were fixed rate loans and 88 per cent were first lien. The Mortgage Services business had US$22 billion in outstanding balances at 31 December 2009, of which approximately 62 per cent were fixed rate loans and 86 per cent were first lien.

Mortgage lending in the US fell by 19 per cent to US$78 billion and rose in the UK by 15 per cent to US$102 billion.
     As a consequence of the turmoil in mortgage lending markets in the US, there was a significant amount of federal and state legislative and regulatory focus on this activity in 2009. Increased regulatory oversight over residential mortgage lenders occurred at both state and federal level. Several regulators, legislators and other governmental bodies promoted particular views of appropriate or ‘model’ loan modification programmes, loan products, and foreclosure and loss-mitigation practices. HSBC Finance has developed a modification programme that employs procedures which are believed to be responsive to customers’ needs, and continues to enhance and refine these practices as other programmes are announced and the results of customer assistance efforts are evaluated. It continues to be active in various initiatives to help people keep their homes, and participates in local events sponsored by industry participants, regulators and consumer advocates.
     The mortgage portfolios in both Consumer Lending and Mortgage Services are now expected to remain on the balance sheet for a longer period than was assumed when they were originated. Reduced mortgage prepayment rates and higher levels of loan modifications have had the effect of extending the projected average life of these loan portfolios. As a result, both net interest income and asset valuations have increasingly become exposed to rising interest rates as the average life of funding has declined while the average life of mortgage asset portfolios has grown.
     In HSBC Bank USA, mortgage lending declined from US$22 billion at 31 December 2008 to US$16 billion at 31 December 2009 following initiatives taken to reduce risk. This included the ongoing sale of the majority of new residential loan originations to government-sponsored enterprises and private investors and, in 2009, additional sales of US$4.5 billion of prime adjustable and fixed rate residential mortgage loans. At the end of 2009, approximately 32 per cent of the HSBC Bank USA mortgage portfolio were fixed rate loans and 75 per cent were first lien.
     Further discussion of credit trends in the US mortgage lending portfolio and the steps taken to mitigate risk is provided in ‘US personal lending – credit quality’ on page 221.
UK mortgage lending
Total mortgage lending in the UK increased by 15 per cent on a constant currency basis to US$102 billion at 31 December 2009, with HSBC increasing its market share of UK mortgage lending through the success of the RateMatcher promotion and other campaigns within the UK secured lending growth strategy.
     HSBC was able both to grow market share and maintain high credit quality despite adverse UK market conditions because of the consistent application of conservative underwriting standards and constraints on some competitors in growing their lending exposure. Almost all new business originations are made through HSBC’s own salesforce and mainly to existing customers holding a current or savings account relationship with the Group. HSBC does not accept self-certification of income and restricts lending to purchase residential property for rental.
     UK mortgage impairments and delinquency balances deteriorated slightly but remained at relatively low levels despite higher unemployment. House prices recovered, and the portfolio remained well secured, reflecting the continuing benefit from management decisions taken in 2007 and 2008 to reduce market share when property prices were rising to unsustainably high levels. In the HSBC Bank Mortgage Portfolio, excluding First Direct, the percentage of loans that were 30 days or more delinquent declined from 1.8 per cent at 31 December 2008 to 1.6 per cent in 2009. The average loan-to-value ratio for new business in this portfolio in 2009 was 54.6 per cent, a decrease of 4.2 percentage points on the previous year.
     Interest-only mortgage balances increased by 21 per cent to US$45 billion compared with 2008, driven by an increase in balances at First Direct following marketing initiatives, and competitive pricing. The majority of these mortgages were offset mortgages linked to a current account for which delinquency rates remained at very low levels.
     Second lien balances, which were all held by HFC Bank Ltd (‘HFC’) in the UK, declined by 17 per cent to US$1.1 billion at 31 December 2009 as the portfolio was placed in run-off during the year. Within this portfolio, two months or more delinquency rates increased from 6 per cent at 31 December 2008 to 6.6 per cent at 31 December 2009, despite a decline in delinquencies in dollar terms as balances declined at a faster pace.
     The following table shows the levels of mortgage lending products in the various portfolios in the US, the UK and the rest of the HSBC Group.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Areas of special interest > Personal lending / Mortgage lending // US personal lending – credit quality

Mortgage lending products
(Unaudited)

				Rest of
		Rest of		North	Other
	UK	Europe	US [9]	America	regions [10]	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Residential mortgages[11]	100,667	9,205	65,784	20,807	64,206	260,669
Second lien mortgages[11]	1,068	2	11,786	695	472	14,023

Total mortgage lending[11]	101,735	9,207	77,570	21,502	64,678	274,692

Second lien as a percentage of total mortgage lending	1.0%	–	15.2%	3.2%	0.7%	5.1%
Impairment allowances
Residential mortgages[11]	(151)	(41)	(4,416)	(7)	(233)	(4,848)
Second lien mortgages[11]	(79)	–	(1,608)	(56)	–	(1,743)

Total impairment allowances on mortgage lending	(230)	(41)	(6,024)	(63)	(233)	(6,591)

Interest-only (including endowment) mortgages	45,471	–	–	1,154	1,127	47,752
Affordability mortgages, including ARMs	2,681	1,084	21,024	232	5,921	30,942
Other	144	–	–	–	147	291

Total interest-only and affordability mortgages	48,296	1,084	21,024	1,386	7,195	78,985

– as a percentage of total mortgage lending	47.5%	11.8%	27.1%	6.4%	11.1%	28.8%
Negative equity mortgages[12]	6,412	–	20,229	163	488	27,292
Other loan-to-value ratios greater than 90 per cent[13]	10,522	–	13,695	1,887	1,451	27,555

Total negative equity and other mortgages	16,934	–	33,924	2,050	1,939	54,847

– as a percentage of total mortgage lending	16.6%	–	43.7%	9.5%	3.0%	20.0%

At 31 December 2008
Residential mortgages	78,346	8,921	80,946	17,437	57,687	243,337
Second lien mortgages	1,160	2	14,614	803	503	17,082

Total mortgage lending	79,506	8,923	95,560	18,240	58,190	260,419

Second lien as a percentage of total mortgage lending	1.5%	–	15.3%	4.4%	0.9%	6.6%
Impairment allowances
Residential mortgages	(10)	(22)	(5,109)	(4)	(174)	(5,319)
Second lien mortgages	(50)	–	(2,397)	(41)	–	(2,488)

Total impairment allowances on mortgage lending	(60)	(22)	(7,506)	(45)	(174)	(7,807)

Interest-only (including endowment) mortgages	33,782	553	–	1,427	993	36,755
Affordability mortgages, including ARMs	4,740	824	28,571	311	4,166	38,612
Other	153	–	–	–	82	235

Total interest-only and affordability mortgages	38,675	1,377	28,571	1,738	5,241	75,602

– as a percentage of total mortgage lending	48.6%	15.4%	29.9%	9.5%	9.0%	29.0%
Negative equity mortgages[12]	3,268	–	21,904	86	1,635	26,893
Other loan-to-value ratios greater than 90 per cent[13]	8,978	107	19,009	1,737	2,122	31,953

Total negative equity and other mortgages	12,246	107	40,913	1,823	3,757	58,846

– as a percentage of total mortgage lending	15.4%	1.2%	42.8%	10.0%	6.5%	22.6%
For footnotes, see page 291.

     HSBC Finance held approximately US$61 billion of residential mortgage and second lien loans and advances to personal customers secured on real estate at 31 December 2009, 14 per cent of the Group’s gross loans and advances to personal customers. A breakdown of these balances by portfolio was as follows:

HSBC Finance US mortgage lending14
(Unaudited)

	At 31 December 2009				At 31 December 2008
			Other				Other
	Mortgage	Consumer	mortgage		Mortgage	Consumer	mortgage
	Services	Lending	lending	Total	Services	Lending	lending	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Fixed-rate[15]	13,596	37,639	98	51,333	16,288	43,873	91	60,252
Other[15]	8,168	1,867	6	10,041	11,339	2,324	35	13,698

Adjustable-rate	7,070	1,867	–	8,937	9,530	2,324	33	11,887
Interest-only	1,098	–	6	1,104	1,809	–	2	1,811

	21,764	39,506	104	61,374	27,627	46,197	126	73,950

First lien[15]	18,710	34,913	77	53,700	23,188	40,334	93	63,615
Second lien[15]	3,054	4,593	27	7,674	4,439	5,863	33	10,335

	21,764	39,506	104	61,374	27,627	46,197	126	73,950

Stated income[16]	3,905	–	–	3,905	5,667	–	–	5,667

Impairment allowances	2,419	3,167	1	5,587	3,819	3,403	1	7,223
– as a percentage of total mortgage lending	11.1%	8.0%	1.0%	9.1%	13.8%	7.4%	0.8%	9.8%
For footnotes, see page 291.

US personal lending – credit quality
(Unaudited)
During 2009, challenging economic conditions in the US continued, marked by further declines in the housing market, rising unemployment, tight credit conditions and reduced economic growth. Although the economic recession continued to deepen into the first half of 2009, signs of stabilisation and improvement began to appear in the second half of the year. While the ongoing financial market disruption continued to affect credit and liquidity throughout the year, an improvement in conditions which began in the second quarter and continued through the rest of the year, strengthened liquidity and narrowed credit spreads. The recovery in market confidence stemmed largely from various government actions taken to restore faith in the capital markets and stimulate consumer spending, and success in these initiatives is bolstering consumer and business sentiment. The pace of job losses eased in the second half of 2009, and this helped the housing market, though the first-time homebuyer tax credit and the low interest rates were the main forces driving up home sales and shrinking inventories of unsold properties. This resulted in some house price stabilisation in the latter half of 2009, particularly in the middle and lower price sector.
     US unemployment rates, which have been a major factor in the deterioration of credit quality in the country, were 10 per cent in December 2009, an increase of 260 basis points since December 2008. Unemployment rates in 16 states were greater than the US national average and unemployment rates in 10 states were at or above 11 per cent, including California and Florida, with more than 5 per cent of HSBC Finance’s total loan balances.

HSBC Finance: geographical concentration of US lending14,17
(Unaudited)

	Mortgage lending		Other personal lending
	as a percentage of:		as a percentage of:
		total		total other	percentage
	total	mortgage	total	personal	of total
	lending	lending	lending	lending	lending
	%	%	%	%	%

California	6	11	5	11	11
New York	3	7	3	7	7
Florida	3	7	3	6	6
Texas	2	4	4	8	6
Pennsylvania	3	6	2	5	5
Ohio	3	5	2	5	5
For footnotes, see page 291.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Areas of special interest > US personal lending – credit quality

Mortgage lending
In line with its exit strategy for non-prime real estate secured mortgage lending, HSBC continued to reduce mortgage lending exposure in the US and balances declined from US$96 billion to US$78 billion as the portfolios ran off.
     Although delinquency increased during 2009, credit quality deteriorated at a slower rate than in previous years as the effect of higher unemployment was not as severe as expected due to actions previously taken by HSBC to reduce risk in the loan portfolio.
     Following the revision of the write-off period described on page 205, two months and over delinquent balances in the real estate secured portfolios of HSBC Finance decreased in dollar terms but, excluding the effects of the change, they rose. Delinquent balances also increased in HSBC Bank USA. Increased delinquency reflected portfolio seasoning in an environment of continuing weakness in the housing market and diminished availability of refinancing opportunities. In addition, delays to foreclosure caused by changes in some state government practices and backlogs in court proceedings resulted in balances that would otherwise have proceeded to foreclosure remaining reported as contractually delinquent.
     Excluding the effects of revising the write-off period:
•	delinquency in the Consumer Lending business increased, primarily in the 2006, 2007 and 2008 vintages of the first lien real estate secured portfolio. Two months or more delinquent balances rose from US$5.6 billion in 2008 to US$7.4 billion at 31 December 2009, and two months or more delinquency rates grew from 12.1 per cent to 18.2 per cent;

•	two months or more delinquent balances in the Mortgage Services portfolio declined from US$4.7 billion in 2008 to US$4.5 billion at 31 December 2009 as the portfolio continued to season, and two months or more delinquency rates increased from 17 per cent in 2008 to 19.6 per cent at 31 December 2009 as balances declined at a faster pace than delinquencies.
     At HSBC Bank USA, the level of dollar delinquency increased within the first lien prime residential mortgage and Home Equity mortgage loan portfolios, reflecting the weakened US economy, high unemployment and continued deterioration of the US housing market. Delinquency rates also rose, in part due to lower balances as mortgage portfolios were sold to third parties. In
2009, HSBC Bank USA sold US$4.5 billion of mortgage portfolios to third parties and it continued to sell the majority of new mortgage loan originations to government-sponsored enterprises and private investors. Two months or more delinquencies increased from 3.4 per cent to 7.5 per cent at 31 December 2009, as delinquency balances increased from US$0.7 billion to US$1.2 billion, while balances declined.
     In HSBC Finance, loss rates on the sale of foreclosed properties were broadly stable throughout 2009 but were higher than those incurred in 2008 as house prices continued to fall. The number of properties foreclosed decreased, in part due to delays in foreclosure proceedings and the lengthening by certain states of the foreclosure process. HSBC continued to assist customers in restructuring their debts to avoid foreclosure, including by modifying their loans when it was decided that they could be serviced on revised terms. For further details, see ‘HSBC Finance loan modifications and re-ageing’ on page 224.
     Second lien mortgage loans have a risk profile characterised by higher loan-to-value ratios because, in the majority of cases, the loans were taken out to complete the refinancing or purchase of properties. HSBC Finance has typically experienced loss on default for second lien loans approaching 100 per cent of the amount owing, as any equity in the property is initially applied to the first lien loan. Excluding the effects of the change to the write-off period, in the HSBC Finance Mortgage Services second lien portfolio, two months or more delinquency rates decreased to 17.3 per cent at 31 December 2009 as the portfolio continued to run off. In the Consumer Lending second lien portfolio, two months or more delinquency rates increased to 18.6 per cent at 31 December 2009. In HSBC Bank USA, second lien two months or more delinquency rates increased from 3.5 per cent at 31 December 2008 to 4 per cent at 31 December 2009.
     Stated-income mortgage balances in HSBC Finance declined from US$5.7 billion to US$3.9 billion as the portfolio continued to run off. The decline included US$0.2 million as a result of the revised write-off period referred to on page 205. These mortgages were underwritten on the basis of borrowers’ representations of annual income and were not verified by supporting documents and, as a result, represent a higher than average level of risk. Two months or more delinquency rates decreased to 22.7 per cent at 31 December 2009. In HSBC Bank USA, stated-income balances decreased from US$2.2 billion to US$2.1 billion and delinquency rates increased from 8.7 per cent at 31 December 2008 to 11.1 per cent at 31 December 2009.
     Affordability mortgages are those in which the customer’s monthly payments are set at a low initial rate, either fixed or variable, before resetting to a higher rate once the initial introductory period is over. At 31 December 2009, HSBC Finance had US$10 billion of affordability mortgages, compared with US$14 billion at 31 December 2008, as the portfolio continued to run off. Excluding the effects of revising the write-off period, in dollar terms, delinquencies in this portfolio declined during 2009 but, as balances declined at a faster rate, delinquency rates increased. At HSBC Bank USA, affordability mortgage balances of US$11 billion at 31 December 2009 compared with US$15 billion at 31 December 2008.
Credit cards
In the US credit card portfolio, two months or more delinquent balances declined from US$2.0 billion to US$1.8 billion, while in percentage terms they rose from 6.8 per cent at 31 December 2008 to 7.4 per cent at 31 December 2009 as loan balances declined at a faster pace than delinquencies. In the private label cards portfolio, two months and over delinquent balances declined from US$0.7 billion to US$0.6 billion while contractual delinquency increased from 4 per cent at 31 December 2008 to 4.1 per cent at 31 December
2009. The decline of balances in both portfolios was a result of actions taken to tighten underwriting criteria in order to reduce the risk profile of the portfolio, lower customer spending and, in the private label business, terminate certain unprofitable partner relationships. The decrease in delinquency balances in both portfolios also reflected higher levels of personal bankruptcy filings.
Motor vehicle finance
In the vehicle finance portfolio, two months or more delinquencies declined from 5.0 per cent at 31 December 2008 to 4.6 per cent at 31 December 2009, despite the reduction in loan balances, as delinquencies fell at a faster pace.
Other personal lending
In dollar terms, delinquencies in the Consumer Lending unsecured portfolio remained lower, despite the weakened economic conditions, due to a higher number of personal bankruptcy filings which resulted in accounts moving to write-off more quickly, portfolio seasoning as the portfolio ran off, and the actions taken previously to tighten underwriting criteria in order to reduce the risk profile of the portfolio.
US personal lending – loan delinquency
The table below sets out the trends in two months and over contractual delinquencies in the US:

Two months and over contractual delinquency
(Unaudited)

	Quarter ended
	As		Ex. period
	reported		change
	31 Dec		31 Dec		30 Sep		30 Jun		31 Mar		31 Dec		30 Sep		30 Jun		31 Mar
	2009		2009		2009		2009		2009		2008		2008		2008		2008
	US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m
In Personal Financial Services in the US
Residential mortgages	9,551		11,519		10,834		10,070		9,892		9,236		7,061		5,984		5,757
Second lien mortgage lending	1,194		1,628		1,631		1,676		1,772		1,790		1,616		1,585		1,638
Vehicle finance	267		267		295		310		269		541		512		445		370
Credit card	1,798		1,798		1,834		1,864		1,992		2,029		1,871		1,700		1,782
Private label	622		622		639		636		659		679		606		590		591
Personal non-credit card	1,548		2,619		2,680		2,709		2,855		3,020		2,763		2,606		2,650

Total	14,980		18,453		17,913		17,265		17,439		17,295		14,429		12,910		12,788

	%	[18]	%	[18]	%	[18]	%	[18]	%	[18]	%	[18]	%	[18]	%	[18]	%	[18]

Residential mortgages	14.54		17.03		15.39		13.89		12.82		11.42		8.23		6.65		5.96
Second lien mortgage lending	10.14		13.35		12.71		12.35		12.59		12.26		10.59		9.83		9.76
Vehicle finance	4.63		4.63		4.61		3.97		2.79		4.98		4.27		3.48		2.83
Credit card	7.38		7.38		7.28		7.25		7.14		6.76		6.18		5.57		5.81
Private label	4.12		4.12		4.38		4.08		4.28		3.99		3.72		3.65		3.66
Personal non-credit card	12.55		19.77		18.73		18.02		18.30		17.83		15.41		14.00		13.71
Total	11.09		13.34		12.47		11.49		10.92		10.16		8.13		7.01		6.64

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Areas of special interest > Renegotiated loans // Credit quality

	Quarter ended
	As		Ex. period
	reported		change
	31 Dec		31 Dec		30 Sep		30 Jun		31 Mar		31 Dec		30 Sep		30 Jun		31 Mar
	2009		2009		2009		2009		2009		2008		2008		2008		2008
	US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m
In Mortgage Services and Consumer Lending
Mortgage Services:	3,477		4,456		4,250		4,257		4,535		4,699		4,227		4,260		4,484

– first lien	3,093		3,900		3,688		3,642		3,824		3,912		3,420		3,363		3,456
– second lien	384		556		562		615		711		787		807		897		1,028

Consumer Lending:	6,022		7,445		7,131		6,514		6,203		5,577		3,866		2,777		2,484

– first lien	5,380		6,541		6,241		5,640		5,322		4,724		3,176		2,194		1,954
– second lien	642		904		890		874		881		853		690		583		530

	%	[18]	%	[18]	%	[18]	%	[18]	%	[18]	%	[18]	%	[18]	%	[18]	%	[18]

Mortgage Services:
– first lien	16.53		20.00		18.09		17.13		17.24		16.87		14.16		12.91		12.41
– second lien	12.57		17.25		16.36		16.35		17.44		17.72		16.62		16.63		16.99
– total	15.98		19.61		17.84		17.01		17.27		17.01		14.57		13.55		13.22

Consumer Lending:
– first lien	15.41		18.15		16.75		14.72		13.52		11.71		7.72		5.15		4.52
– second lien	13.98		18.64		17.49		16.17		15.43		14.54		11.27		9.04		7.96
– total	15.24		18.21		16.84		14.90		13.76		12.07		8.18		5.66		4.98
For footnote, see page 291.

Renegotiated loans
(Audited)
Restructuring activity is designed to manage customer relationships, maximise collection opportunities and, wherever possible, avoid foreclosure or repossession. Such activities include re-ageing, extended payment arrangements, approved external debt management plans, deferred foreclosure, modification, loan rewrites and/or deferral of payments in the event of a change in circumstances. Restructuring is most commonly applied to real estate loans within consumer finance portfolios. Following restructuring, an overdue consumer account is normally reset from delinquent to current status. Restructuring policies and practices are based on indicators or criteria which, in the judgement of local management, indicate that repayment is likely to continue. These policies are kept under continual review and their application varies according to the nature of the market, the product, and the availability of empirical data. Criteria vary between products, but typically include receipt of two or more qualifying payments within a certain period (or, in the case of HSBC Finance, one or more), a minimum lapse of time from origination before restructuring may occur, and restrictions on the number and/or frequency of successive restructurings. Renegotiated loans are segregated from other parts of the loan portfolio for collective impairment assessment, to reflect their risk profile. When empirical evidence indicates an increased propensity to default on restructured accounts, the use of roll rate methodology ensures this factor is taken into account when calculating impairment allowances. Interest is recorded on renegotiated loans taking into account the new contractual terms following renegotiation.
     Renegotiated loans that would otherwise have been past due or impaired totalled US$39 billion at 31 December 2009 (2008: US$35 billion). The largest concentration was in the US and amounted to US$33 billion (2008: US$31 billion) or 86 per cent (2008: 89 per cent) of the Group’s total renegotiated loans. The increase was attributable to the deterioration in credit quality highlighted above.
HSBC Finance loan modifications and re-ageing
(Unaudited)
HSBC Finance continued to offer a variety of account management policies and practices. Modification occurs when the terms of a loan are modified, either temporarily or permanently, including changes to the rate and/or the payment. Modification may also lead to a re-ageing of the account. In 2009, HSBC Finance modified over 104,000 loans in Consumer Lending and Mortgage Services through the Foreclosure Avoidance and Account Modification programmes, with an aggregate balance of US$14.6 billion.
     The total outstanding balances of real estate secured accounts which have been either re-aged or modified was US$30.2 billion, compared with US$26.2 billion at the end of 2008. Two months and over contractual delinquencies on re-aged or modified loans was 26 per cent, broadly consistent with the end of 2008.

     HSBC Finance also supports a variety of initiatives to help preserve home ownership and avoid foreclosure. A quarterly breakdown of foreclosure data is provided below:

HSBC Finance foreclosed properties in the US
(Unaudited)

			Quarter ended
			31 Dec	30 Sep	30 Jun	31 Mar
	2009	2008	2009	2009	2009	2009

Number of foreclosed properties at end of period	6,188	9,589	6,188	6,428	7,286	8,866
Number of properties added to foreclosed inventory in the year/quarter	14,845	20,051	3,496	3,546	3,550	4,253
Average loss on sale of foreclosed properties (US$000)[19]	12	14	5	8	13	18
Average total loss on foreclosed properties[20]	51%	42%	50%	52%	53%	52%
Average time to sell foreclosed properties (days)	193	177	172	184	194	201
For footnotes, see page 291.

Credit quality of financial instruments
(Audited)
The five credit quality classifications set out and defined below describe the credit quality of HSBC’s lending, debt securities portfolios and derivatives. Since 2008, the medium classification has been subdivided into ‘medium-good’ and ‘medium-satisfactory’ to provide further granularity. These five classifications each encompass a range of more granular, internal credit rating grades assigned to wholesale and retail lending business, as well as the external ratings attributed by external agencies to debt securities.
     There is no direct correlation between the internal and external ratings at granular level, except to the extent each falls within a single quality classification.

Credit quality of HSBC’s debt securities and other bills

External
credit rating
Quality classification
Strong	A– and above
Medium-good	BBB+ to BBB–
Medium-satisfactory	BB+ to B+ and unrated
Sub-standard	B and below
Impaired	Impaired
Credit quality of HSBC’s wholesale lending and derivatives

	Internal		Probability of
	credit rating		default %
Quality classification
Strong	CRR1 to CRR2		0 – 0.169
Medium-good	CRR3		0.170 – 0.740
Medium-satisfactory	CRR4 to CRR5		0.741 – 4.914
Sub-standard	CRR6 to CRR8		4.915 – 99.999
Impaired	CRR9 to CRR10		100

Credit quality of HSBC’s retail lending

	Internal		Expected
	credit rating	[21]	loss %
Quality classification
Strong	EL1 to EL2		0 – 0.999
Medium-good	EL3		1.000 – 4.999
Medium-satisfactory	EL4 to EL5		5.000- 19.999
Sub-standard	EL6 to EL8		20.000 – 99.999
Impaired	EL9 to EL10		100+ or defaulted	[22]
For footnotes, see page 291.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Credit quality > Risk ratings / Financial instruments by credit quality

Quality classification definitions
•	‘Strong’: exposures demonstrate a strong capacity to meet financial commitments, with negligible or low probability of default and/or low levels of expected loss. Retail accounts operate within product parameters and only exceptionally show any period of delinquency.

•	‘Medium-good’: exposures require closer monitoring and demonstrate a good capacity to meet financial commitments, with low default risk. Retail accounts typically show only short periods of delinquency, with any losses expected to be minimal following the adoption of recovery processes.

•	‘Medium-satisfactory’: exposures require closer monitoring and demonstrate an average to fair capacity to meet financial commitments, with moderate default risk. Retail accounts typically show only short periods of delinquency, with any losses expected to be minor following the adoption of recovery processes.

•	‘Sub-standard’: exposures require varying degrees of special attention and default risk is of greater concern. Retail portfolio segments show longer delinquency periods of generally up to 90 days past due and/or expected losses are higher due to a reduced ability to mitigate these through security realisation or other recovery processes.

•	‘Impaired’: exposures have been assessed, individually or collectively, as impaired.
Risk rating scales
The Customer Risk Rating (‘CRR’) 10-grade scale above summarises a more granular underlying 22-grade scale of obligor probability of default (‘PD’). All distinct HSBC customers are rated using one of these two PD scales, depending on the degree of sophistication of the Basel II approach adopted for the exposure.
     The Expected Loss (‘EL’) 10-grade scale for retail business summarises a more granular underlying EL scale for these customer segments; this combines obligor and facility/product risk factors in a composite measure.
     For debt securities and certain other financial instruments, external ratings have been aligned to the five quality classifications. The ratings of Standard and Poor’s are cited, with those of other agencies being treated equivalently. Debt securities with short-term issue ratings are reported against the long-term rating of the issuer of those securities. If major rating agencies have different ratings for the same debt securities, a prudent rating selection is made in line with regulatory requirements.
     Additional credit quality information in respect of HSBC’s consolidated holdings of ABSs and assets held in consolidated SIVs and conduits is provided on pages 160 to 161 and 182 to 183, respectively.
     For the purpose of the following disclosure, retail loans which are past due up to 89 days and are not otherwise classified as EL9 or EL10, are separately classified as past due but not impaired.
     The following tables set out the Group’s distribution of financial instruments by measures of credit quality:

Distribution of financial instruments by credit quality
(Audited)

	Neither past due nor impaired				Past due		Impair-
		Medium		Sub	but not		ment
	Strong	Good	Satisfactory	standard	impaired	Impaired	allowances	[23]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
At 31 December 2009
Cash and balances at central banks	55,355	3,414	1,589	297	–	–			60,655
Items in the course of collection from other banks	5,922	20	453	–	–	–			6,395
Hong Kong Government certificates of deposit	17,463	–	–	–	–	–			17,463

Trading assets[24]	306,481	37,911	39,457	2,221					386,070

– treasury and other eligible bills	21,747	315	169	115					22,346
– debt securities	180,876	7,499	12,360	863					201,598
– loans and advances to banks	59,152	14,213	4,572	189					78,126
– loans and advances to customers	44,706	15,884	22,356	1,054					84,000

Financial assets designated at fair value[24]	11,163	3,834	7,122	79					22,198

– treasury and other eligible bills	223	–	–	–					223
– debt securities	9,701	3,834	7,104	79					20,718
– loans and advances to banks	336	–	18	–					354
– loans and advances to customers	903	–	–	–					903

Derivatives[24]	169,430	60,759	15,688	5,009					250,886

Loans and advances held at amortised cost	570,357	231,394	185,167	43,820	40,078	30,845	(25,649)		1,076,012

– loans and advances to banks	130,403	34,646	13,154	1,434	12	239	(107)		179,781
– loans and advances to customers[8,25]	439,954	196,748	172,013	42,386	40,066	30,606	(25,542)		896,231

Financial investments	316,604	20,080	15,359	5,602	–	2,389			360,034

– treasury and other similar bills	54,158	1,458	2,315	498	–	5			58,434
– debt securities	262,446	18,622	13,044	5,104	–	2,384			301,600

Other assets	13,454	6,968	12,477	1,718	908	848			36,373

– endorsements and acceptances	1,349	3,200	4,161	512	12	77			9,311
– accrued income and other	12,105	3,768	8,316	1,206	896	771			27,062

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Credit quality > Risk ratings / 2009 / Past due but not impaired

Distribution of financial instruments by credit quality (continued)

	Neither past due nor impaired				Past due		Impair-
		Medium		Sub	but not		ment
	Strong	Good	Satisfactory	standard	impaired	Impaired	allowances [23]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Cash and balances at central banks	50,070	206	1,831	289	–	–		52,396
Items in the course of collection from other banks	4,541	4	1,392	–	66	–		6,003
Hong Kong Government certificates of indebtedness	15,358	–	–	–	–	–		15,358

Trading assets[24]	303,307	37,349	61,628	3,167				405,451

– treasury and other eligible bills	32,314	75	17	52				32,458
– debt securities	175,681	5,294	17,547	1,097				199,619
– loans and advances to banks	60,400	7,501	5,013	141				73,055
– loans and advances to customers	34,912	24,479	39,051	1,877				100,319

Financial assets designated at fair value[24]	5,288	4,141	7,293	818				17,540

– treasury and other eligible bills	204	–	31	–				235
– debt securities	4,129	4,140	7,262	818				16,349
– loans and advances to banks	230	–	–	–				230
– loans and advances to customers	725	1	–	–				726

Derivatives[24]	383,393	79,243	27,105	5,135				494,876

Loans and advances held at amortised cost	565,542	231,966	195,822	43,432	48,422	25,422	(23,972)	1,086,634

– loans and advances to banks	118,684	23,753	10,013	1,268	41	70	(63)	153,766
– loans and advances to customers[25]	446,858	208,213	185,809	42,164	48,381	25,352	(23,909)	932,868

Financial investments	257,435	16,170	16,719	1,382	32	1,246		292,984

– treasury and other similar bills	37,932	1,904	1,023	168	–	–		41,027
– debt securities	219,503	14,266	15,696	1,214	32	1,246		251,957

Other assets	11,959	9,491	17,026	1,747	219	417		40,859

– endorsements and acceptances	1,851	4,333	3,460	805	30	3		10,482
– accrued income and other	10,108	5,158	13,566	942	189	414		30,377

For footnotes, see page 291.

2009 compared with 2008
Financial instruments on which credit quality has been assessed declined by 8 per cent to US$2,216 billion at 31 December 2009, of which US$1,466 billion was classified as ‘strong’, representing 66 per cent (2008: 66 per cent) of the total of such financial instruments. This percentage held constant in 2009 as management actions to mitigate the Group’s exposure to credit risk offset the effects on credit quality of the global economic slowdown. The proportion of financial instruments classified as ‘medium-good’ increased by nearly one percentage point to 16.4 per cent. The proportion of ‘medium-satisfactory’ declined by one percentage point to 12.5 per cent. The proportion of ‘sub-standard’ rose marginally.
     Factors contributing to the relative improvement in credit quality included the run-off of the consumer finance exit portfolios in the US, while factors contributing to relative deterioration in credit quality included higher delinquency levels in personal and commercial lending.
     Derivative assets on which credit quality has been assessed decreased to US$251 billion at the end of 2009 and led to a reduction in balances in each of the credit risk categories. The decline in the overall balance was driven mainly by a reduction in foreign exchange, interest rate and credit derivatives as lower levels of volatility within the financial markets, steepening yield curves and narrowing credit spreads led to a fall in the fair value of outstanding derivative contracts.

     Financial investments on which credit quality has been assessed increased by 23 per cent to US$360 billion, with a significant increase in the balance classified as ‘strong’. This reflected the investment of surplus funds in government-guaranteed, agency, supranational and government debt securities in line with the bank’s risk appetite.
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

Past due but not impaired loans and advances to customers and banks by geographical region
(Audited)

									Gross
									loans and
			Rest of						advances
		Hong	Asia-		Middle		North	Latin	past due not
	Europe	Kong	Pacific	[7]	East	[7]	America	America	impaired
	US$m	US$m	US$m		US$m		US$m	US$m	US$m

At 31 December 2009	3,759	1,165	1,996		1,661		27,989	3,508	40,078
At 31 December 2008	3,800	1,805	1,863		2,457		35,247	3,250	48,422

For footnote, see page 291.
Past due but not impaired loans and advances to customers and banks by industry sector
(Audited)

	At 31 December
	2009	2008
	US$m	US$m

Banks	12	41

Customers	40,066	48,381

Personal	34,306	39,592
Corporate and commercial	5,522	8,603
Financial	238	186

	40,078	48,422

Ageing analysis of days past due but not impaired gross financial instruments
(Audited)

	Up to 29	30-59	60-89	90-179	180 days
	days	days	days	days	and over	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2009
Loans and advances held at amortised cost	24,330	9,920	5,259	355	214	40,078

– loans and advances to banks	12	–	–	–	–	12
– loans and advances to customers	24,318	9,920	5,259	355	214	40,066

Other assets	609	130	63	24	82	908

– endorsements and acceptances	9	1	–	1	1	12
– other	600	129	63	23	81	896

	24,939	10,050	5,322	379	296	40,986

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Credit quality > Past due but not impaired // Impaired loans and advances / Impairment allowances

	Up to 29	30-59	60-89	90-179	180 days
	days	days	days	days	and over	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Items in the course of collection from other banks	66	–	–	–	–	66

Loans and advances held at amortised cost	31,034	10,814	5,493	621	460	48,422

– loans and advances to banks	41	–	–	–	–	41
– loans and advances to customers	30,993	10,814	5,493	621	460	48,381

Financial investments
– debt securities	32	–	–	–	–	32

Other assets	45	22	118	7	27	219

– endorsements and acceptances	21	6	1	2	–	30
– other	24	16	117	5	27	189

	31,177	10,836	5,611	628	487	48,739

Impaired loans and advances
Impaired loans and advances to customers and banks by industry sector
(Audited)

	Impaired loans and advances at			Impaired loans and advances at
	31 December 2009			31 December 2008
	Individually	Collectively		Individually		Collectively
	assessed	assessed	Total	assessed	[26]	assessed	[26]	Total
	US$m	US$m	US$m	US$m		US$m		US$m

Banks	239	–	239	70		–		70

Customers	14,767	15,839	30,606	7,922		17,430		25,352

Personal[8]	1,977	15,451	17,428	1,538		17,071		18,609
Corporate and commercial	11,839	387	12,226	6,086		357		6,443
Financial	951	1	952	298		2		300

	15,006	15,839	30,845	7,992		17,430		25,422

For footnote, see page 291.

Collateral and other credit enhancements obtained
(Audited)
HSBC obtained assets by taking possession of collateral held as security, or calling upon other credit enhancements, as follows:

	Carrying amount
	obtained in:
	2009	2008
	US$m	US$m
Nature of assets
Residential property	1,587	2,562
Commercial and industrial property	93	21
Other	355	382

	2,035	2,965

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

Impairment allowances on loans and advances to customers by geographical region
(Audited)

			Rest of
		Hong	Asia-		Middle		North	Latin
	Europe	Kong	Pacific	[7]	East	[7]	America	America	Total
	US$m	US$m	US$m		US$m		US$m	US$m	US$m
At 31 December 2009
Gross loans and advances
Individually assessed impaired loans[27]	8,800	823	1,006		1,310		1,990	838	14,767

Collectively assessed[28]	436,816	99,362	80,033		22,912		218,539	49,344	907,006

Impaired loans[8,27]	1,922	18	194		336		11,256	2,113	15,839
Non-impaired loans[29]	434,894	99,344	79,839		22,576		207,283	47,231	891,167

Total gross loans and advances[8]	445,616	100,185	81,039		24,222		220,529	50,182	921,773

Impairment allowances
Individually assessed	3,742	490	508		688		650	416	6,494
Collectively assessed[8]	2,393	314	488		690		13,026	2,137	19,048

Total impairment allowances[8]	6,135	804	996		1,378		13,676	2,553	25,542

Net loans and advances	439,481	99,381	80,043		22,844		206,853	47,629	896,231

	%	%	%		%		%	%	%
Individually assessed allowances as a percentage of individually assessed loans and advances	42.5	59.5	50.5		52.5		32.7	49.7	44.0
Collectively assessed allowances as a percentage of collectively assessed loans and advances	0.5	0.3	0.6		3.0		6.0	4.3	2.1
Total allowances as a percentage of total gross loans and advances	1.4	0.8	1.2		5.7		6.2	5.1	2.8

	US$m	US$m	US$m		US$m		US$m	US$m	US$m
At 31 December 2008
Gross loans and advances
Individually assessed impaired loans[26,27]	4,817	813	705		160		832	595	7,922

Collectively assessed[28]	425,233	100,140	80,769		27,549		271,472	43,692	948,855

Impaired loans[26,27]	1,957	39	130		119		13,453	1,732	17,430
Non-impaired loans[29]	423,276	100,101	80,639		27,430		258,019	41,960	931,425

Total gross loans and advances	430,050	100,953	81,474		27,709		272,304	44,287	956,777

Impairment allowances
Individually assessed	2,005	411	316		132		192	228	3,284
Collectively assessed	1,854	322	497		282		15,898	1,772	20,625

Total impairment allowances	3,859	733	813		414		16,090	2,000	23,909

Net loans and advances	426,191	100,220	80,661		27,295		256,214	42,287	932,868

	%	%	%		%		%	%	%
Individually assessed allowances as a percentage of individually assessed loans and advances	41.6	50.6	44.8		82.5		23.1	38.3	41.5
Collectively assessed allowances as a percentage of collectively assessed loans and advances	0.4	0.3	0.6		1.0		5.9	4.1	2.2
Total allowances as a percentage of total gross loans and advances	0.9	0.7	1.0		1.5		5.9	4.5	2.5

For footnotes, see page 291.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Impairment allowances > Movements

Impairment allowances on loans and advances to customers and banks by industry sector
(Audited)

	At 31 December 2009			At 31 December 2008
	Individually	Collectively		Individually	Collectively
	assessed	assessed	Total	assessed	assessed	Total
	allowances	allowances	allowances	allowances	allowances	allowances
	US$m	US$m	US$m	US$m	US$m	US$m

Banks[30]	107	–	107	63	–	63

Customers	6,494	19,048	25,542	3,284	20,625	23,909

Personal[8]	572	16,517	17,089	312	18,657	18,969
Corporate and commercial	5,528	2,354	7,882	2,845	1,795	4,640
Financial	394	177	571	127	173	300

	6,601	19,048	25,649	3,347	20,625	23,972

For footnotes, see page 291.
Impairment allowances as a percentage of loans and advances31
(Unaudited)

	At 31 December
	2009	2008
	%	%
Banks
Individually assessed impairment allowances[32]	0.09	0.06

Customers[32]	2.96	2.63

Individually assessed impairment allowances[32]	0.75	0.36
Collectively assessed impairment allowances[32]	2.21	2.27

For footnotes, see page 291.
Movement in impairment allowances on loans and advances
(Audited)

	Banks	Customers
	individually	Individually	Collectively
	assessed	assessed	assessed	Total
	US$m	US$m	US$m	US$m

At 1 January 2009	63	3,284	20,625	23,972
Amounts written off [8]	(35)	(1,563)	(23,242)	(24,840)
Recoveries of loans and advances written off in previous years	6	128	756	890
Charge to income statement	70	4,388	20,484	24,942
Exchange and other movements	3	257	425	685

At 31 December 2009	107	6,494	19,048	25,649

At 1 January 2008	7	2,699	16,506	19,212
Amounts written off	–	(824)	(17,131)	(17,955)
Recoveries of loans and advances written off in previous years	–	113	721	834
Charge to income statement	54	2,010	22,067	24,131
Exchange and other movements	2	(714)	(1,538)	(2,250)

At 31 December 2008	63	3,284	20,625	23,972

For footnote, see page 291.

Movement in impairment allowances by industry sector
(Audited)

	2009	2008	2007	2006	2005
	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January	23,972	19,212	13,585	11,366	12,559

Amounts written off	(24,840)	(17,955)	(12,844)	(9,473)	(9,043)
Personal[2]	(22,703)	(16,625)	(11,670)	(8,281)	(8,046)

– residential mortgages[2]	(4,704)	(2,110)	(930)	(628)	(508)
– other personal[2]	(17,999)	(14,515)	(10,740)	(7,653)	(7,538)

Corporate and commercial	(1,984)	(1,294)	(1,163)	(1,153)	(984)

– commercial, industrial and international trade	(1,093)	(789)	(897)	(782)	(673)
– commercial real estate and other property-related	(327)	(115)	(98)	(111)	(117)
– other commercial	(564)	(390)	(168)	(260)	(194)

Financial[33]	(153)	(36)	(11)	(39)	(13)

Recoveries of amounts written off in previous years	890	834	1,005	779	494
Personal	712	686	837	605	320

– residential mortgages	61	19	19	19	18
– other personal	651	667	818	586	302

Corporate and commercial	170	142	157	163	174

– commercial, industrial and international trade	123	76	74	88	76
– commercial real estate and other property-related	9	6	29	21	9
– other commercial	38	60	54	54	89

Financial[33]	8	6	11	11	–

Charge to income statement[34]	24,942	24,131	17,177	10,547	7,860
Personal	19,781	20,950	15,968	9,929	7,249

– residential mortgages	4,185	5,000	1,840	1,096	605
– other personal	15,596	15,950	14,128	8,833	6,644

Corporate and commercial	4,711	2,879	1,176	664	618

– commercial, industrial and international trade	2,392	1,573	897	503	588
– commercial real estate and other property-related	1,492	755	152	75	56
– other commercial	827	551	127	86	(26)

Financial[33]	450	302	36	(9)	(13)
Governments	–	–	(3)	(37)	6

Exchange and other movements	685	(2,250)	289	366	(504)

Impairment allowances at 31 December[8]	25,649	23,972	19,212	13,585	11,366

Impairment allowances against banks:
– individually assessed	107	63	7	7	9
Impairment allowances against customers:
– individually assessed	6,494	3,284	2,699	2,565	2,683
– collectively assessed[8]	19,048	20,625	16,506	11,013	8,674

Impairment allowances at 31 December[8]	25,649	23,972	19,212	13,585	11,366

	%	%	%	%	%

Impairment allowances against customers as a percentage of loans and advances to customers:
– individually assessed	0.70	0.34	0.27	0.29	0.36
– collectively assessed	2.07	2.16	1.65	1.25	1.16

At 31 December	2.77	2.50	1.92	1.54	1.52

For footnotes, see page 291.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Impairment allowances > Movements

Movement in impairment allowances by industry sector and by geographical region
(Audited)

	2009
			Rest of
		Hong	Asia-	Middle	North	Latin
	Europe	Kong	Pacific [7]	East [7]	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January	3,922	733	813	414	16,090	2,000	23,972

Amounts written off	(2,781)	(357)	(850)	(384)	(17,792)	(2,676)	(24,840)
Personal[2]	(1,876)	(240)	(787)	(376)	(17,204)	(2,220)	(22,703)

– residential mortgages[2]	(41)	(1)	(9)	–	(4,610)	(43)	(4,704)
– other personal[2]	(1,835)	(239)	(778)	(376)	(12,594)	(2,177)	(17,999)

Corporate and commercial	(810)	(117)	(63)	(8)	(534)	(452)	(1,984)

– commercial, industrial and international trade	(438)	(114)	(50)	(8)	(228)	(255)	(1,093)
– commercial real estate and other property-related	(148)	(1)	(3)	–	(163)	(12)	(327)
– other commercial	(224)	(2)	(10)	–	(143)	(185)	(564)

Financial[33]	(95)	–	–	–	(54)	(4)	(153)

Recoveries of amounts written off in previous years	265	34	132	27	93	339	890
Personal	200	32	123	25	60	272	712

– residential mortgages	28	6	1	–	7	19	61
– other personal	172	26	122	25	53	253	651

Corporate and commercial	57	2	9	2	33	67	170

– commercial, industrial and international trade	52	2	7	2	16	44	123
– commercial real estate and other property-related	5	–	1	–	2	1	9
– other commercial	–	–	1	–	15	22	38

Financial[33]	8	–	–	–	–	–	8

Charge to income statement[34]	4,409	450	874	1,333	15,372	2,504	24,942
Personal	1,995	206	654	593	14,390	1,943	19,781

– residential mortgages	158	(16)	14	20	3,955	54	4,185
– other personal	1,837	222	640	573	10,435	1,889	15,596

Corporate and commercial	2,163	244	220	706	818	560	4,711

– commercial, industrial and international trade	963	164	154	413	309	389	2,392
– commercial real estate and other property-related	958	70	29	106	288	41	1,492
– other commercial	242	10	37	187	221	130	827

Financial[33]	251	–	–	34	164	1	450

Exchange and other movements	412	(56)	27	3	(87)	386	685

Impairment allowances at 31 December[8]	6,227	804	996	1,393	13,676	2,553	25,649

Impairment allowances against banks:
– individually assessed	92	–	–	15	–	–	107
Impairment allowances against customers:
– individually assessed	3,742	490	508	688	650	416	6,494
– collectively assessed[8,35]	2,393	314	488	690	13,026	2,137	19,048

Impairment allowances at 31 December[8]	6,227	804	996	1,393	13,676	2,553	25,649

	%	%	%	%	%	%	%
Impairment allowances against customers as a percentage of loans and advances to customers:
– individually assessed	0.84	0.49	0.63	2.84	0.29	0.83	0.70
– collectively assessed[35]	0.54	0.31	0.60	2.85	5.91	4.26	2.07

At 31 December	1.38	0.80	1.23	5.69	6.20	5.09	2.77

	2008
			Rest of
		Hong	Asia-	Middle	North	Latin
	Europe	Kong	Pacific [7]	East [7]	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January	3,938	376	650	276	11,980	1,992	19,212

Amounts written off	(2,483)	(219)	(674)	(164)	(12,215)	(2,200)	(17,955)
Personal	(1,947)	(179)	(646)	(153)	(11,989)	(1,711)	(16,625)

– residential mortgages	(3)	(1)	(6)	–	(2,030)	(70)	(2,110)
– other personal	(1,944)	(178)	(640)	(153)	(9,959)	(1,641)	(14,515)

Corporate and commercial	(515)	(38)	(28)	(11)	(214)	(488)	(1,294)

– commercial, industrial and international trade	(367)	(33)	(16)	(6)	(153)	(214)	(789)
– commercial real estate and other property-related	(77)	(2)	(1)	(3)	(12)	(20)	(115)
– other commercial	(71)	(3)	(11)	(2)	(49)	(254)	(390)

Financial[33]	(21)	(2)	–	–	(12)	(1)	(36)

Recoveries of amounts written off in previous years	294	39	107	30	100	264	834
Personal	275	36	97	27	54	197	686

– residential mortgages	–	7	1	–	–	11	19
– other personal	275	29	96	27	54	186	667

Corporate and commercial	19	3	6	2	45	67	142

– commercial, industrial and international trade	19	1	5	1	27	23	76
– commercial real estate and other property-related	–	–	1	–	5	–	6
– other commercial	–	2	–	1	13	44	60

Financial[33]	–	–	4	1	1	–	6

Charge to income statement[34]	3,411	556	815	274	16,589	2,486	24,131
Personal	1,961	160	641	219	16,006	1,963	20,950

– residential mortgages	18	–	9	20	4,943	10	5,000
– other personal	1,943	160	632	199	11,063	1,953	15,950

Corporate and commercial	1,304	363	173	47	472	520	2,879

– commercial, industrial and international trade	537	316	132	39	213	336	1,573
– commercial real estate and other property-related	540	28	17	4	132	34	755
– other commercial	227	19	24	4	127	150	551

Financial[33]	146	33	1	8	111	3	302

Exchange and other movements	(1,238)	(19)	(80)	(7)	(364)	(542)	(2,250)

Impairment allowances at 31 December	3,922	733	813	414	16,090	2,000	23,972

Impairment allowances against banks:
– individually assessed	63	–	–	–	–	–	63
Impairment allowances against customers:
– individually assessed	2,005	411	316	132	192	228	3,284
– collectively assessed[35]	1,854	322	497	282	15,898	1,772	20,625

Impairment allowances at 31 December	3,922	733	813	414	16,090	2,000	23,972

	%	%	%	%	%	%	%

Impairment allowances against customers as a percentage of loans and advances to customers:
– individually assessed	0.47	0.41	0.39	0.48	0.07	0.51	0.34
– collectively assessed[35]	0.43	0.32	0.61	1.02	5.84	4.00	2.16

At 31 December	0.90	0.73	1.00	1.50	5.91	4.51	2.50

For footnotes, see page 291.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Impairment allowances > Net loan impairment charge

Individually and collectively assessed impairment charge to income statement by industry segment
(Unaudited)

	2009			2008
	Individually	Collectively		Individually	Collectively
	assessed	assessed	Total	assessed	assessed	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Banks	70	–	70	54	–	54
Personal	316	19,465	19,781	110	20,840	20,950

Residential mortgages	171	4,014	4,185	26	4,974	5,000
Other personal	145	15,451	15,596	84	15,866	15,950

Corporate and commercial	3,699	1,012	4,711	1,782	1,097	2,879

Commercial, industrial and international trade	1,681	711	2,392	912	661	1,573
Commercial real estate and other property-related	1,330	162	1,492	613	142	755
Other commercial	688	139	827	257	294	551

Financial	373	7	380	118	130	248

Total charge to income statement	4,458	20,484	24,942	2,064	22,067	24,131

Net loan impairment charge to the income statement
(Unaudited)

	2009	2008	2007	2006	2005
	US$m	US$m	US$m	US$m	US$m
Individually assessed impairment allowances
New allowances	5,173	2,742	1,533	1,297	1,715
Release of allowances no longer required	(581)	(565)	(608)	(711)	(998)
Recoveries of amounts previously written off	(134)	(113)	(129)	(128)	(199)

	4,458	2,064	796	458	518

Collectively assessed impairment allowances
New allowances net of allowance releases	21,240	22,788	17,257	10,740	8,425
Release of allowances no longer required	–	–	–	–	(788)
Recoveries of amounts previously written off	(756)	(721)	(876)	(651)	(295)

	20,484	22,067	16,381	10,089	7,342

Total charge for impairment losses	24,942	24,131	17,177	10,547	7,860

Banks	70	54	–	(3)	(7)
Customers	24,872	24,077	17,177	10,550	7,867

	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances	2.26	2.17	1.39	0.99	0.90

	US$m	US$m	US$m	US$m	US$m
At 31 December
Impaired loans[8]	30,845	25,422	19,594	15,086	12,360
Impairment allowances[8]	25,649	23,972	19,212	13,585	11,366

For footnote, see page 291.

Net loan impairment charge to the income statement by geographical region
(Unaudited)

			Rest of
		Hong	Asia-	Middle	North	Latin
	Europe	Kong	Pacific [7]	East [7]	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2009
Individually assessed impairment allowances
New allowances	2,573	315	341	598	1,052	294	5,173
Release of allowances no longer required	(255)	(64)	(82)	(16)	(112)	(52)	(581)
Recoveries of amounts previously written off	(70)	(9)	(15)	(2)	(24)	(14)	(134)

	2,248	242	244	580	916	228	4,458

Collectively assessed impairment allowances
New allowances net of allowance releases	2,356	233	747	778	14,525	2,601	21,240
Recoveries of amounts previously written off	(195)	(25)	(117)	(25)	(69)	(325)	(756)

	2,161	208	630	753	14,456	2,276	20,484

Total charge for impairment losses	4,409	450	874	1,333	15,372	2,504	24,942

Banks	55	–	–	15	–	–	70
Customers	4,354	450	874	1,318	15,372	2,504	24,872

	%	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances	0.86	0.33	0.75	4.08	6.52	3.64	2.26

	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Impaired loans[8]	10,873	846	1,201	1,666	13,308	2,951	30,845
Impairment allowances[8]	6,227	804	996	1,393	13,676	2,553	25,649

2008
Individually assessed impairment allowances
New allowances	1,567	365	223	30	397	160	2,742
Release of allowances no longer required	(340)	(25)	(53)	(36)	(80)	(31)	(565)
Recoveries of amounts previously written off	(38)	(10)	(17)	(3)	(40)	(5)	(113)

	1,189	330	153	(9)	277	124	2,064

Collectively assessed impairment allowances
New allowances net of allowance releases	2,478	255	752	310	16,372	2,621	22,788
Recoveries of amounts previously written off	(256)	(29)	(90)	(27)	(60)	(259)	(721)

	2,222	226	662	283	16,312	2,362	22,067

Total charge for impairment losses	3,411	556	815	274	16,589	2,486	24,131

Banks	54	–	–	–	–	–	54
Customers	3,357	556	815	274	16,589	2,486	24,077

	%	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances	0.68	0.43	0.74	0.78	5.85	4.22	2.17

	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Impaired loans	6,844	852	835	279	14,285	2,327	25,422
Impairment allowances	3,922	733	813	414	16,090	2,000	23,972

For footnotes, see page 291.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Impairment allowances > Charge // Impaired loans > 2009

Charge for impairment losses as a percentage of average gross loans and advances to customers8
(Unaudited)

	2009	2008	2007	2006	2005
	%	%	%	%	%

New allowances net of allowance releases	2.92	2.54	2.09	1.49	1.25
Recoveries	(0.10)	(0.09)	(0.12)	(0.10)	(0.09)

Total charge for impairment losses	2.82	2.45	1.97	1.39	1.16

Amount written off net of recoveries	2.71	1.75	1.36	1.15	1.26
For footnote, see page 291.
Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region8
(Unaudited)

			Rest of
		Hong	Asia-	Middle	North	Latin
	Europe	Kong	Pacific [7]	East [7]	America	America	Total
	%	%	%	%	%	%	%
2009
New allowances net of allowance releases	1.19	0.49	1.31	5.25	6.24	6.11	2.92
Recoveries	(0.07)	(0.03)	(0.17)	(0.11)	(0.04)	(0.73)	(0.10)

Total charge for impairment losses	1.12	0.46	1.14	5.14	6.20	5.38	2.82

Amount written off net of recoveries	0.63	0.33	0.94	1.40	7.14	5.03	2.71

2008
New allowances net of allowance releases	0.86	0.63	1.04	1.12	5.73	5.32	2.54
Recoveries	(0.07)	(0.04)	(0.12)	(0.11)	(0.03)	(0.51)	(0.09)

Total charge for impairment losses	0.79	0.59	0.92	1.01	5.70	4.81	2.45

Amount written off net of recoveries	0.52	0.19	0.64	0.50	4.16	3.73	1.75
For footnotes, see page 291.

Impaired loans and new loan impairment allowances
2009 compared with 2008
(Unaudited)
Loan impairment charges increased by 3 per cent to US$24.9 billion from US$24.1 billion in 2008. The commentary on net loan impairment allowances is on a constant currency basis while the commentary on impaired loans is on a reported basis.
     New allowances for loan impairment charges rose by 7 per cent compared with 2008 to US$26.4 billion. Releases and recoveries of allowances increased by 17 per cent to US$1.5 billion. Total impaired loans to customers at 31 December 2009 were US$31 billion, an increase of 21 per cent compared with the end of 2008. Impaired loans remained at 3 per cent of customer loans and advances at 31 December 2009.
     In Europe, new loan impairment allowances increased by 37 per cent to US$4.9 billion in 2009, driven by credit quality deterioration in individually impaired loans. Impaired loans increased by 59 per cent to US$10.9 billion at 31 December 2009.
     In the UK, higher new loan impairment allowances reflected a small number of large individually assessed impairments against corporate and commercial exposures, together with the effects of credit quality deterioration in the personal lending portfolio. In the unsecured portfolios, credit quality declined in the cards and personal loans portfolios reflecting the deterioration in the economic environment. In the residential mortgage portfolios, credit quality remained strong despite higher unemployment in the UK. HSBC’s exposure to this market remained well secured with typical loan-to-value ratios of below 60 per cent.
     In Europe, releases and recoveries were US$520 million, a decrease of 5 per cent compared with 31 December 2008.
     In Hong Kong, new loan impairment allowances were US$548 million, a decline of 12 per cent compared with 2008. Credit quality within the commercial lending portfolios improved compared with 2008, when significant impairments were taken on some exporters due to the contraction in global trade. New loan impairment allowances increased in the unsecured personal portfolios, reflecting the rise in unemployment and bankruptcy filings. Impaired loans were broadly stable at US$846 million.
     In Rest of Asia-Pacific, new loan impairment allowances rose by 18 per cent to US$1.1 billion, mainly due to increased delinquencies on unsecured lending, particularly in the credit card and personal lending portfolios in India and, to a lesser extent, in Indonesia. In the corporate and commercial portfolios, new loan impairment allowances increased, reflecting a deterioration in India’s economic conditions. Impaired loans increased by 44 per cent to US$1.2 billion.
     Releases and recoveries in the Rest of Asia-Pacific region rose by 42 per cent to US$214 million at 31 December 2009.
     New loan impairment allowances in the Middle East increased significantly from a low base, to US$1.4 billion. The increase reflected higher charges in the UAE, largely in Dubai, due to a marked deterioration in credit quality which particularly affected the real estate and construction industries. Infrastructure projects were delayed or cancelled and unemployment levels increased. Delinquency rates rose as a result, particularly in the credit card and personal loan portfolios. Impaired loans increased by US$1.4 billion to US$1.7 billion.
New loan impairment allowances rose by 7 per cent to US$26.4 billion despite falls of 12 per cent in Hong Kong and 7 per cent in North America.
     In North America, new loan impairment allowances declined by 7 per cent to US$15.6 billion against the backdrop of a widespread rise in unemployment, continued weakness in the US economy and housing markets, higher levels of personal bankruptcy filings and portfolio seasoning. This decline was the result of lower loan impairment charges in the Mortgage Services real estate secured, credit card and vehicle finance portfolios, partially offset by higher loan impairment charges in the branch-based Consumer Lending business. Apart from the changes made to the write-off period, the main contributing factors were as follows:
•	new loan impairment allowances in the Mortgage Services business decreased in 2009 as the portfolio continued to run off. While loss severities increased compared with 2008, a higher percentage of impairment was in respect of first lien loans which have less severity than second lien loans;
•	new loan impairment allowances in the vehicle finance loan portfolio decreased as a result of lower loan levels reflecting the discontinuance of vehicle finance originations in July 2008. In addition, loss severities decreased as prices on repossessed vehicles improved; and
•	new loan impairment allowances in the branch-based Consumer Lending business increased in 2009, primarily in the unsecured portfolio due to the deterioration in the 2006 and 2007 vintages which were more pronounced in certain geographic regions and, to a lesser extent, first lien real estate secured loans. These increases were partially offset by lower new loan impairment allowances for second lien real estate secured loans.
     New loan impairment allowances in the Cards and Retail Services portfolios declined due to lower outstanding balances and management action taken in the past two years to constrain origination activities in riskier segments. In addition, impairment provisioning reflects an improved outlook on future loss estimates as the impact of higher unemployment rates on losses has not been as severe as initially expected due, in part, to lower fuel prices and the boost to cash flow provided by government stimulus programmes that meaningfully benefit non-prime customers. In HSBC Bank USA personal lending portfolios, new loan impairment allowances increased, mainly in prime residential mortgage lending.
     New loan impairment allowances in the corporate and commercial lending portfolios increased as the weaker economy affected firms in the commercial real estate and construction sectors in the US. In Canada, higher new loan impairment allowances were primarily against exposures in the commercial real estate, manufacturing and trade sectors.
     In North America, releases and recoveries increased by 14 per cent to US$205 million at 31 December 2009 due to an increase in the repayment of loans previously impaired in the corporate, commercial and financial portfolios.
     Impaired loans decreased by 7 per cent to US$13.3 billion at 31 December 2009.
     New loan impairment allowances in Latin America increased by 18 per cent to US$2.9 billion, while impaired loans rose by 27 per cent to US$3.0 billion. The increase in new loan impairment allowances in Brazil was driven by higher delinquencies, mainly in credit cards, overdrafts and payroll loans, due to higher unemployment. In the commercial portfolio, higher new loan impairment allowances reflected the challenging economic

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Impaired loans > 2008 // HSBC Holdings / Risk elements environment which particularly affected the business banking and mid-market business segments.
     Releases and recoveries in Latin America increased by 56 per cent to US$391 million at 31 December 2009.
     For an analysis of loan impairment charges and other credit risk provisions by customer group, see page 35.
2008 compared with 2007
(Unaudited)
Loan impairment charges increased by 40 per cent to US$24.1 billion from US$17.2 billion in 2007. The commentary that follows is on a constant currency basis.
     New allowances for loan impairment charges rose by 37 per cent compared with 2007. Releases and recoveries of allowances declined by 10 per cent to US$1.4 billion. Impaired loans were 3 per cent of customer loans and advances at 31 December 2008, compared with 2 per cent at 31 December 2007.
     In Europe, new loan impairment charges were US$4.0 billion, a rise of 24 per cent compared with 2007. Impaired loans increased by 32 per cent to US$6.8 billion at 31 December 2008.
     Loan impairment charges increased in Global Banking and Markets following a significant charge against a single European commercial real estate corporate customer. Impairment charges against banks rose in the UK due to exposure to the Icelandic banks in 2008. New loan impairment charges rose in Turkey as delinquency rates increased across credit cards, personal loans and corporate lending in light of the deteriorating economic environment. Elsewhere, impairment charges on the commercial portfolio rose in the UK, particularly in the final quarter of 2008 as the weakening property market led to higher impairment charges against construction companies and businesses dependent upon the real estate sector. In France, the impact of declining commercial credit quality more than offset lower balances. Impairment allowances against firms in the financial sector rose due to exposure to a single asset management firm in the UK. Credit quality in the UK personal lending portfolio remained broadly stable, reflecting the strength of HSBC’s loan book in a period of significant economic uncertainty. Mortgage lending in the UK remained well secured as actions taken since 2006 reduced risk exposure. Credit quality in the unsecured portfolios of M&S Money, HSBC Bank and Partnership Cards deteriorated slightly in 2008, particularly in the second half of the year, due to the weakening UK economy.
     Releases and recoveries in Europe declined by 27 per cent, driven by the deterioration in economic conditions.
     In Hong Kong, new loan impairment charges more than doubled from a low base, driven by deterioration in credit quality in the commercial portfolio in the second half of the year as the economy and trade flows weakened. Residential mortgage lending continued to be well secured, as regulatory restrictions constrained origination loan-to-value ratios to below 70 per cent. Impaired loans increased from a low base to US$852 million at 31 December 2008.
     In Rest of Asia-Pacific, new loan impairment charges rose to US$975 million, primarily in India due to a combination of rising delinquency rates in consumer lending as credit conditions deteriorated, and increased lending.
     In the Middle East, new loan impairment charges rose from a low base to US$340 million, due to rising delinquencies as growth rates declined and the property market slowed as economic conditions weakened because of lower oil and gas prices.
     New loan impairment charges in North America rose by 37 per cent to US$16.8 billion, driven by the continued deterioration in credit quality in the HSBC Finance loan portfolio and, to a lesser extent, in HSBC USA. Impaired loans increased by 49 per cent to US$14.3 billion at 31 December 2008.
     US credit quality showed significant deterioration across the portfolio, driven by the continued weakness of the US economy. The reasons behind the deterioration in US credit quality, the effects on the US personal lending portfolio and actions taken as a result are discussed in more detail on page 221. Partly offsetting the effect of the deterioration was a reduction in overall lending as HSBC continued to reduce its exposure in the US.
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

Impaired loans increased by 37 per cent to US$2.3 billion at 31 December 2008.
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
HSBC Holdings
(Audited)
Credit risk primarily arises in HSBC Holdings from transactions with Group subsidiaries and from guarantees issued in support of obligations assumed by certain Group operations in the normal conduct of their business.
     These risks are reviewed and managed within regulatory and internal limits for exposures by the HSBC Global Risk function, which provides high-level centralised oversight and management of HSBC’s credit risks worldwide.
     No collateral or other credit enhancements were held by HSBC Holdings in respect of its transactions with subsidiaries.
     HSBC Holdings’ maximum exposure to credit risk at 31 December 2009 is shown below. Its financial assets principally represent claims on Group subsidiaries in Europe and North America.

HSBC Holdings – maximum exposure to credit risk
(Audited)

	Maximum exposure
	2009	2008
	US$m	US$m

Derivatives	2,981	3,682
Loans and advances to HSBC undertakings	23,212	11,804
Financial investments	2,455	2,629
Financial guarantees and similar contracts	35,073	47,341
Loan and other credit-related commitments	3,240	3,241

	66,961	68,697

     All of the derivative transactions are with HSBC undertakings which are banking counterparties (2008: 100 per cent).
     The credit quality of the loans and advances to HSBC undertakings is assessed as satisfactory risk, with 100 per cent of the exposure being neither past due nor impaired (2008: 100 per cent).
     The long-term debt ratings of the HSBC Group issuers of the financial investments are within the Standard & Poor’s ratings range of A+ to A– (2008: AA– to A).
Risk elements in the loan portfolio
(Unaudited)
The disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework those elements of the loan portfolios with a greater risk of loss. The three main classifications of credit risk elements presented are:
•	impaired loans;

•	unimpaired loans contractually past due 90 days or more as to interest or principal; and

•	troubled debt restructurings not included in the above.
     In the following tables, HSBC presents information on its impaired loans and advances in accordance with the classification approach described on page 225.
Impaired loans
Loans are classified as impaired when there is objective evidence that not all contractual cash flows will be received. In accordance with IFRSs, HSBC recognises interest income on assets after they have been written down as a result of an impairment loss.
Unimpaired loans past due 90 days or more
Loans that are subject to individual impairment assessment and are over 90 days past due as regards

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Credit risk > Risk elements

principal and/or interest are classified as unimpaired loans when the Group expects to recover the contractual cash flows in full.
Troubled debt restructurings
The SEC requires separate disclosure of any loans whose terms have been modified by the lender because of the borrower’s financial difficulties, as a concession that the lender would not otherwise consider. These are classified as troubled debt restructurings (‘TDR’s). The definition of TDRs differs from the definition of renegotiated loans as disclosed under IFRSs, see page 224, as follows. After restructuring, TDRs may continue to be classified as impaired, as past due but not impaired or, where appropriate, as neither past due nor impaired. Under IFRSs, disclosure is required of loans that would otherwise have been classified as past due or impaired whose terms have been renegotiated.
     Furthermore, a loan is no longer classified as a TDR after the end of the first year following the restructuring if the loan performs in accordance with the new terms, and the interest rate at the time of restructuring was a market rate for a loan with comparable risk.
Potential problem loans
Credit risk elements also cover potential problem loans. These are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those identified in the table of risk elements set out below, and as discussed in ‘Areas of special interest’ on page 214. ‘Areas of special interest’ includes further disclosure about certain homogeneous groups of loans which are collectively assessed for impairment, and represent the Group’s most significant exposures to potential problem loans, including ARMs and stated-income products. Collectively assessed loans and advances, as set out on page 231, although not classified as impaired until more than 90 days, are assessed collectively for losses that have been incurred but have not yet been individually identified. This policy is further described on page 203.

Analysis of risk elements in the loan portfolio by geographical region
(Unaudited)

	At 31 December
	2009	2008	2007	2006	2005
	US$m	US$m	US$m	US$m	US$m
Impaired loans
Europe	10,873	6,844	6,266	5,858	5,081
Hong Kong	846	852	433	454	506
Rest of Asia-Pacific[7]	1,201	835	779	807	596
Middle East[7]	1,666	279	309	381	349
North America[8]	13,308	14,285	9,662	6,108	4,602
Latin America	2,951	2,327	2,145	1,478	1,226

	30,845	25,422	19,594	15,086	12,360

Unimpaired loans contractually past due 90 days or more as to principal or interest
Europe	57	635	202	237	592
Hong Kong	4	43	49	79	74
Rest of Asia-Pacific[7]	36	84	94	75	40
Middle East[7]	215	190	62	3	–
North America	217	108	24	78	32
Latin America	40	21	421	165	4

	569	1,081	852	637	742

Troubled debt restructurings (not included in the classifications above)
Europe	436	366	648	360	239
Hong Kong	236	165	146	189	198
Rest of Asia-Pacific[7]	135	90	23	56	96
Middle East[7]	103	29	11	17	25
North America	9,613	5,618	3,322	1,712	1,417
Latin America	1,518	1,067	848	915	878

	12,041	7,335	4,998	3,249	2,853

Trading loans classified as in default
North America	798	561	675	127	11

Risk elements on loans
Europe	11,366	7,845	7,116	6,455	5,912
Hong Kong	1,086	1,060	628	722	778
Rest of Asia-Pacific[7]	1,372	1,009	896	938	732
Middle East[7]	1,984	498	382	401	374
North America	23,936	20,572	13,683	8,025	6,062
Latin America	4,509	3,415	3,414	2,558	2,108

	44,253	34,399	26,119	19,099	15,966

Assets held for resale
Europe	52	81	59	30	205
Hong Kong	10	26	29	42	49
Rest of Asia-Pacific[7]	8	11	5	15	29
Middle East[7]	2	2	2	2	2
North America	707	1,758	1,172	999	582
Latin America	153	113	101	91	103

	932	1,991	1,368	1,179	970

Total risk elements
Europe	11,418	7,926	7,175	6,485	6,117
Hong Kong	1,096	1,086	657	764	827
Rest of Asia-Pacific[7]	1,380	1,020	901	953	761
Middle East[7]	1,986	500	384	403	376
North America	24,643	22,330	14,855	9,024	6,644
Latin America	4,662	3,528	3,515	2,649	2,211

	45,185	36,390	27,487	20,278	16,936

	%	%	%	%	%
Loan impairment allowances as a percentage of risk elements on loans[36]	58.8	70.8	75.5	71.6	71.2

For footnotes, see page 291.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Liquidity and funding > Policies and procedures / Primary sources of funding / Liquidity risk management

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
     HSBC adapts its liquidity and funding risk management framework in response to changes in the mix of business that it undertakes, and to changes in the nature of the markets in which it operates. The Group has continuously monitored the impact of recent market events on its liquidity positions and has changed customer behavioural assumptions and assumed asset liquidity characteristics where justified. The liquidity and funding risk management framework will continue to evolve as the Group assimilates knowledge from the recent market events, the effects of which are discussed more fully below.
Policies and procedures
(Audited)
The management of liquidity and funding is primarily undertaken locally in HSBC’s operating entities in compliance with practices and limits set by the Risk Management Meeting (‘RMM’). These limits vary according to the depth and liquidity of the market in which the entities operate. It is HSBC’s general policy that each banking entity should be self-sufficient when funding its own operations. Exceptions are permitted for certain short-term treasury requirements and start-up operations or for branches which do not have access to local deposit markets. These entities are funded from HSBC’s largest banking operations and within clearly defined internal and regulatory guidelines and limits. The limits place formal restrictions on the transfer of resources between HSBC entities and reflect the broad range of currencies, markets and time zones within which HSBC operates.
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

     The main operating subsidiary that does not accept deposits is HSBC Finance, which is funded principally by taking term funding in the professional markets and securitising assets. At 31 December 2009, US$82 billion (2008: US$111 billion) of HSBC Finance’s liabilities were drawn from professional markets, utilising a range of products, maturities and currencies. As the loan portfolios within HSBC Finance are in run off it has not accessed the term debt markets for more than 2 years.

Cash flows payable by HSBC under financial liabilities by remaining contractual maturities
(Audited)

			Due	Due
		Due	between	between	Due
	On	within 3	3 and 12	1 and 5	after 5
	demand	months	months	years	years
	US$m	US$m	US$m	US$m	US$m

At 31 December 2009
Deposits by banks	39,484	85,922	18,925	6,180	1,359
Customer accounts	800,199	277,071	71,243	45,561	7,911
Trading liabilities	268,130	–	–	–	–
Financial liabilities designated at fair value	6,628	1,050	5,976	36,185	67,209
Derivatives	245,027	300	1,002	467	320
Debt securities in issue	124	49,493	38,445	66,661	22,663
Subordinated liabilities	43	481	3,020	8,660	52,304
Other financial liabilities	22,500	25,123	5,732	2,354	1,103

	1,382,135	439,440	144,343	166,068	152,869
Loan and other credit-related commitments	221,191	87,044	101,289	107,379	41,147
Financial guarantees and similar contracts	6,111	15,288	17,072	10,749	4,031

	1,609,437	541,772	262,704	284,196	198,047

At 31 December 2008
Deposits by banks	45,884	82,514	8,734	4,875	2,356
Customer accounts	698,187	332,207	69,721	34,537	5,798
Trading liabilities	247,652	–	–	–	–
Financial liabilities designated at fair value	5,365	2,713	6,969	34,855	64,853
Derivatives	482,039	373	1,479	2,634	1,003
Debt securities in issue	481	56,590	53,174	68,169	22,920
Subordinated liabilities	92	686	1,646	9,718	41,701
Other financial liabilities	19,474	26,180	5,473	1,472	1,022

	1,499,174	501,263	147,196	156,260	139,653
Loan and other credit-related commitments	239,753	105,952	153,774	72,111	32,432
Financial guarantees and similar contracts	5,749	13,429	17,756	9,807	5,577

	1,744,676	620,644	318,726	238,178	177,662

     The balances in the above table will not agree directly with the balances in the consolidated balance sheet as the table incorporates, on an undiscounted basis, all cash flows relating to principal and future coupon payments (except for trading liabilities and trading derivatives). In addition, loan and other credit-related commitments and financial guarantees and similar contracts are generally not recognised on the balance sheet. Trading liabilities and trading derivatives have been included in the ‘On demand’ time bucket, and not by contractual maturity, because trading liabilities are typically held for short periods of time. The undiscounted cash flows payable under hedging derivative liabilities are classified according to their contractual maturity. The undiscounted cash flows potentially payable under financial guarantees and similar contracts are classified on the basis of the earliest date they can be called.
     Cash flows payable in respect of customer accounts are primarily contractually repayable on demand or at short notice. However, in practice, short-term deposit balances remain stable as inflows and outflows broadly match and a significant portion of loan commitments expire without being drawn upon.
The management of liquidity risk
(Audited)
     The Group uses three principal measures to manage liquidity risk, as described below.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Liquidity and funding > Liquidity risk management / Contingent liquidity risk

Advances to deposits ratio
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
     Advances to deposits ratio limits are set by the RMM and monitored by Group Finance. The ratio describes loans and advances to customers as a percentage of the total of core customer current and savings accounts and term funding with a remaining term to maturity in excess of one year. Loans and advances to customers which are part of reverse repurchase arrangements, and where HSBC receives securities which are deemed to be liquid, are excluded from the advances to deposits ratio. The classification of a deposit as ‘core’ includes consideration of the size of the customer’s total deposit balances, the pricing and the deposit’s behavioural characteristics.
     The three principal banking entities listed in the table below represented 70 per cent of HSBC’s total core deposits at 31 December 2009 (2008: 70 per cent). The table shows that loans and advances to customers in HSBC’s principal banking entities are overwhelmingly financed by reliable and stable sources of funding. HSBC would meet any unexpected net cash outflows by selling securities and accessing additional funding sources such as interbank or collateralised lending markets. The distinction between core and non-core deposits generally means that the Group’s measure of advances to deposits is more restrictive than that which could be inferred from the published financial statements. For example, HSBC’s consolidated advances to deposits measure at 31 December 2009 based only on published balance sheet information was 77.3 per cent (2008: 83.6 per cent).
Ratio of net liquid assets to customer liabilities
Net liquid assets are the aggregated liquid assets less all funds maturing in the next 30 days from wholesale market sources and from customers who are deemed to be professional. For this purpose, HSBC defines liquid assets as cash balances, short-term interbank deposits and highly-rated debt securities available for immediate sale and for which a deep and liquid market exists. Contingent liquidity risk associated with committed loan facilities is not reflected in the ratios. The Group’s framework for monitoring this risk is described in ‘Contingent liquidity risk’ below.
     Limits for the ratio of net liquid assets to customer liabilities are set for each bank operating entity, but not for HSBC Finance. As HSBC Finance does not accept customer deposits, it is not appropriate to manage its liquidity using standard liquidity ratios. See ‘HSBC Finance’ below.
     Ratios of net liquid assets to customer liabilities are provided in the following table, along with the US dollar equivalents of net liquid assets.

HSBC’s principal banking entities – the management of liquidity risk
(Audited)

			Ratio of net liquid assets
	Advances to deposits ratios		to customer liabilities		Net liquid assets
	2009	2008	2009	2008	2009	2008
	%	%	%	%	US$bn	US$bn
HSBC Bank (UK operations)
Year-end	102.3	106.0	8.8	7.1	29.2	21.3
Maximum	107.7	106.7	13.6	14.1	46.2	52.5
Minimum	101.7	97.5	6.5	6.9	19.5	21.3
Average	105.1	101.5	10.2	10.0	32.6	35.8

The Hongkong and Shanghai Banking Corporation
Year-end	70.9	77.4	30.0	25.0	84.9	64.6
Maximum	77.4	82.9	35.0	25.0	97.8	64.6
Minimum	68.6	76.7	25.0	19.9	64.6	51.1
Average	71.5	80.6	30.7	21.9	85.1	56.5

HSBC Bank USA
Year-end	98.1	103.7	17.8	31.5	14.1	27.4
Maximum	110.6	117.3	31.5	31.5	27.4	27.4
Minimum	98.1	103.7	16.7	15.8	13.2	17.1
Average	105.4	111.8	22.2	22.6	18.9	21.5

			Ratio of net liquid assets
	Advances to deposits ratios		to customer liabilities		Net liquid assets
	2009	2008	2009	2008	2009	2008
	%	%	%	%	US$bn	US$bn
Total of HSBC’s other principal banking entities[37]
Year-end	80.8	85.2	29.4	26.5	94.7	83.5
Maximum	85.2	92.3	29.4	26.5	94.7	83.5
Minimum	80.8	82.7	24.7	19.4	73.2	66.1
Average	82.2	88.1	27.3	22.5	84.8	73.9

For footnote, see page 291.

     The reduction in the quantum of net liquid assets in HSBC Bank USA between 2008 and 2009 reflects the temporary high level of net liquid assets maintained at the end of 2008 in anticipation of funding requirements for the credit card portfolios transferred to HSBC Bank USA from HSBC Finance in early 2009.
Projected cash flow scenario analysis
The Group uses a number of standard projected cash flow scenarios designed to model both Group-specific and market-wide liquidity crises, in which the rate and timing of deposit withdrawals and drawdowns on committed lending facilities are varied, and the ability to access interbank funding and term debt markets and to generate funds from asset portfolios is restricted. The scenarios are modelled by all Group banking entities and by HSBC Finance. The appropriateness of the assumptions under each scenario is regularly reviewed. In addition to the Group’s standard projected cash flow scenarios, individual entities are required to design their own scenarios to reflect specific local market conditions, products and funding bases.
     Limits for cumulative net cash flows under stress scenarios are set for each banking entity and for HSBC Finance. Both ratio and cash flow limits reflect the local market place, the diversity of funding sources available and the concentration risk from large depositors. Compliance with entity level limits is monitored centrally by Group Finance and reported regularly to the RMM.
HSBC Finance
As HSBC Finance is unable to accept standard retail customer deposits, it takes funding from the professional markets. HSBC Finance uses a range of measures to monitor funding risk, including projected cash flow scenario analysis and caps placed on the amount of unsecured term funding that can mature in any rolling three-month and rolling 12-month periods. HSBC Finance also maintains access to committed sources of secured funding and has in place committed backstop lines for short-term refinancing CP programmes.
HSBC Finance – funding
(Audited)

	At 31 December
	2009	2008
	US$bn	US$bn
Maximum amounts of unsecured term funding maturing in any rolling:
3 month period	5.2	6.0
12 month period	12.3	17.4
Unused committed sources of secured funding[38]	0.4	2.4
Committed backstop lines from non-Group entities in support of CP programmes	5.3	7.3

For footnote, see page 291.
     The need for HSBC Finance to refinance maturing term funding is mitigated by the continued run-down of its balance sheet.
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

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Liquidity and funding > Contingent liquidity risk / Impact of market turmoil / HSBC Holdings

The Group’s contractual exposures at 31 December monitored under the contingent liquidity risk limit structure
(Audited)

							The Hongkong and
							Shanghai Banking
	HSBC Bank		HSBC Bank USA		HSBC Bank Canada		Corporation
	2009	2008	2009	2008	2009	2008	2009	2008
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
Conduits
Client-originated assets[39]
– total lines	7.4	5.6	6.4	11.2	0.3	0.3	0.3	–
– largest individual lines	0.8	1.0	0.4	0.4	0.1	0.2	0.3	–
HSBC-managed assets[40]	29.1	34.8	–	–	–	–	–	–
Other conduits[41]	–	–	1.3	1.1	–	–	–	–

Single-issuer liquidity facilities
– five largest[42]	4.3	6.0	6.1	5.0	2.0	1.5	1.2	1.0
– largest market sector[43]	7.9	7.3	4.7	3.5	2.9	2.4	1.5	1.7

For footnotes, see page 291.

     In times of market stress, the Group may choose to provide non-contractual liquidity support to certain HSBC-sponsored vehicles or HSBC-promoted products. This support would only be provided after careful consideration of the potential funding requirement and the impact on the entity’s overall liquidity.
The impact of market turmoil on the Group’s liquidity risk position
(Audited)
Market turmoil continued to have significant adverse effects on the liquidity and funding risk profile of the banking system in 2009, although the effects gradually moderated during the year:
•	interbank funding costs remained above pre-market turmoil levels, although they declined significantly from the peaks observed in the latter part of 2008;

•	many asset classes continued to suffer from reduced liquidity;

•	the ability of many market participants to issue either unsecured or secured debt continued to be restricted, although the effect was mitigated in part by the support provided by some central bank and government programmes; and

•	many special purpose entities with investments linked to US sub-prime mortgages, or to ABSs where the underlying credit exposures were not fully transparent, continued to experience difficulties in raising wholesale funding.
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

As a net provider of funds to the interbank market, HSBC has not been significantly affected by the scarcity of interbank funding.
     HSBC’s customer deposit base grew between 30 June 2007, the reporting date closest to the onset of the market turmoil, and 31 December 2009 by US$178 billion. This growth in US dollar equivalent terms was diluted by the strengthening of the US dollar against other major currencies between these two reporting dates, and therefore understates the growth in customer deposits on an underlying currency basis.
     A number of central banks and governments have taken action to alleviate the effects of the market turmoil, including making available government guaranteed term funding facilities. In the US, bank issuance under such programmes became normal market practice during 2008, although many market participants successfully issued non-government guaranteed debt in the latter half of 2009. HSBC’s US-based operations participated modestly at the outset in the US government guaranteed term debt issuance scheme. At 31 December 2009, US$2.67 billion had been issued by HSBC USA, Inc. under the Federal Deposit Insurance Corporation Temporary Liquidity Guarantee Programme. This debt was issued in 2008.
     The deterioration of the US sub-prime credit market reduced the availability of term financing to entities with exposures to the US sub-prime market. However, HSBC Finance, by virtue of its position within the Group, continued to enjoy committed financing facilities, albeit at a lower level, and access to CP markets at competitive interest rates. By reducing the size of its balance sheet, issuing cost-effective retail debt, receiving capital infusions from the HSBC Group and utilising alternative sources of funding, including from other members of the HSBC Group, HSBC Finance eliminated the need to issue institutional term debt in 2008 and 2009. Funding plans are in place which would enable HSBC Finance to deal with a recurrence of stress in the credit markets. As part of liquidity management, asset portfolios totalling US$15.3 billion were transferred from HSBC Finance to HSBC Bank USA in January 2009, resulting in US$8.0 billion of net funding benefit to HSBC Finance.
     The scheme set up by the US Federal Reserve in 2008 to provide support to US issuers in the CP market was extended to 1 February 2010. Under this scheme, HSBC Finance was eligible to issue a maximum of US$12.0 billion. At 31 December 2009, HSBC Finance did not have any outstanding CP under this programme (31 December 2008: US$520 million).
     The effect of the market turmoil on liquidity and funding elsewhere in HSBC was largely restricted to the Group’s activities that historically depended upon the asset-backed CP markets for funding, specifically SIVs and conduits, and certain money market funds. This is discussed in detail on page 182.
HSBC Holdings
(Audited)
HSBC Holdings’ primary sources of cash are the receipt of dividends from subsidiaries, interest on and repayment of, intra-group loans, and interest earned on its own liquid funds. HSBC Holdings also received cash from its rights issue in April 2009 and, on an ongoing basis, raises ancillary funds in the debt capital markets through subordinated and senior debt issuance. Primary uses of cash are investments in subsidiaries, interest payments to debt holders and dividend payments to shareholders.
     HSBC Holdings is also subject to contingent liquidity risk by virtue of loan and other credit-related commitments and guarantees and similar contracts issued. Such commitments and guarantees are only issued after due consideration of HSBC Holdings’ ability to finance the commitments and guarantees and the likelihood of the need arising.
     HSBC Holdings actively manages the cash flows from its subsidiaries to optimise the amount of cash held at the holding company level. The ability of its subsidiaries to pay dividends or advance monies to HSBC Holdings depends on, among other things, their respective regulatory capital requirements, statutory reserves, and financial and operating performance. The wide range of HSBC’s activities means that HSBC Holdings is not dependent on a single source of profits to fund its dividend payments to shareholders. During 2009 HSBC Holdings continued to have full access to debt capital markets at market rates and issued US$5.3 billion of capital instruments and senior debt (2008: US$8.8 billion).

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Liquidity and funding > HSBC Holdings // Market risk > Sensitivity analysis

Cash flows payable by HSBC Holdings under financial liabilities by remaining contractual maturities
(Audited)

			Due	Due
		Due	between	between	Due
	On	within 3	3 and 12	1 and 5	after 5
	demand	months	months	years	years
	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Amounts owed to HSBC undertakings	–	292	25	3,477	–
Financial liabilities designated at fair value	–	229	687	6,205	26,152
Derivatives	362	–	–	–	–
Debt securities in issue	–	37	112	2,346	1,698
Subordinated liabilities	–	243	728	3,881	32,232
Other financial liabilities	–	1,239	–	–	–

	362	2,040	1,552	15,909	60,082
Loan commitments	3,240	–	–	–	–
Financial guarantees and similar contracts	35,073	–	–	–	–

	38,675	2,040	1,552	15,909	60,082

At 31 December 2008
Amounts owed to HSBC undertakings	–	133	539	3,590	–
Financial liabilities designated at fair value	–	587	1,762	5,977	25,571
Derivatives	1,324	–	–	–	–
Subordinated liabilities	–	235	706	3,764	32,214
Other financial liabilities	–	1,805	–	–	–

	1,324	2,760	3,007	13,331	57,785
Loan commitments	3,241	–	–	–	–
Financial guarantees and similar contracts	47,341	–	–	–	–

	51,906	2,760	3,007	13,331	57,785

     The balances in the above table will not agree directly with the balances in the balance sheet of HSBC Holdings as the table incorporates, on an undiscounted basis, all cash flows relating to principal and future coupon payments (except for trading derivatives).
     In addition, loan and other credit-related commitments and financial guarantees and similar contracts are generally not recognised on the balance sheet. Trading derivatives are included in the ‘On demand’ time bucket, and not by contractual maturity, because trading derivatives are typically held for short periods of time. The undiscounted cash flows potentially payable under financial guarantees and similar contracts are classified on the basis of the earliest date they can be called.
Market risk

(Audited)
The objective of HSBC’s market risk management is to manage and control market risk exposures in order to optimise return on risk while maintaining a market profile consistent with the Group’s status as one of the world’s largest banking and financial services organisations.
     Market risk is the risk that movements in market factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices, will reduce HSBC’s income or the value of its portfolios.
     HSBC separates exposures to market risk into trading and non-trading portfolios. Trading portfolios include those positions arising from market-making, position-taking and other marked-to-market positions so designated.
     Non-trading portfolios include positions that arise from the interest rate management of HSBC’s retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from HSBC’s insurance operations.
     Market risk arising in HSBC’s insurance businesses is discussed in ‘Risk management of insurance operations’ on pages 265 to 285.
     The management of market risk is principally undertaken in Global Markets using risk limits approved by the GMB. Limits are set for portfolios, products and risk types, with market liquidity being a principal factor in determining the level of limits set. Group Risk, an independent unit within Group Management Office, develops the Group’s market risk management policies and measurement techniques. Each major operating entity has an independent market risk management and control function which is responsible for measuring market risk exposures in accordance with the policies defined by Group Risk, and monitoring and reporting these exposures against the prescribed limits on a daily basis.
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
(Unaudited)
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

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Market risk > Impact of market turmoil / Trading portfolios

Stress testing
In recognition of the limitations of VAR, HSBC augments it with stress testing to evaluate the potential impact on portfolio values of more extreme, although plausible, events or movements in a set of financial variables.
     The process is governed by the Stress Testing Review Group forum. This coordinates the Group’s stress testing scenarios in conjunction with regional risk managers, considering actual market risk exposures and market events in determining the scenarios to be applied at portfolio and consolidated levels, as follows:
•	sensitivity scenarios, which consider the impact of any single risk factor or set of factors that are unlikely to be captured within the VAR models, such as the break of a currency peg;

•	technical scenarios, which consider the largest move in each risk factor, without consideration of any underlying market correlation;

•	hypothetical scenarios, which consider potential macro economic events, for example, a global flu pandemic; and

•	historical scenarios, which incorporate historical observations of market movements during previous periods of stress which would not be captured within VAR.
     Stress testing results provide senior management with an assessment of the financial impact such events would have on HSBC’s profit. The daily losses experienced during 2009 were within the stress loss scenarios reported to senior management.
     The following table provides an overview of the reporting of risks within this section:

Portfolio
	Trading	Non-trading
Risk type
Foreign exchange and commodity	VAR	VAR	[44]
Interest rate	VAR	VAR	[45]
Equity	VAR	Sensitivity
Credit spread	VAR	VAR	[46]
For footnotes, see page 291.
The impact of market turmoil on market risk
(Audited)
The market turmoil that began in 2007 and accelerated through 2008 was characterised by extreme market volatility and, as a consequence, increased levels of VAR notwithstanding reduced underlying risk positions. High levels of market volatility across all asset classes continued into early
2009. However, the overall impact was limited as a result of further managing down the market risk exposures in all asset classes during this period.

Continued high levels of volatility in interest rates in 2009 caused a small increase in VAR.
     Central banks’ monetary easing has led to the progressive stabilisation of financial markets during the second half of 2009. Credit spreads and volatility levels have generally continued to decrease as liquidity improved throughout the period. Additionally, this period was characterised by high levels of government borrowing, uncertainty around the robustness of economic recovery in major economies and concerns over the effect of any developing inflationary pressures. As a result, this led to the continuation of high levels of volatility in interest rates which, together with the extension of the asset profile in the non-trading books, caused a small increase in the total VAR.
Value at risk of the trading and non-trading portfolios
The VAR, both trading and non-trading, for the Group was as follows:
Value at risk
(Audited)

	2009	2008
	US$m	US$m

At 31 December	204.5	191.2
Average	156.1	158.9
Minimum	105.7	59.8
Maximum	204.5	287.1
     The daily VAR, both trading and non-trading, for the Group was as follows:
Daily VAR (trading and non-trading) (US$m)
(Unaudited)
     The major contributor to the trading and non-trading VAR for the Group was Global Markets.
     The histogram on page 253 illustrates the frequency of daily revenue arising from Global Markets’ trading, balance sheet management and other trading activities.

     The average daily revenue earned from Global Markets’ trading, balance sheet management and other trading activities in 2009 was US$59.9 million, compared with US$21.7 million in the same period ended 31 December 2008. The standard deviation of these daily revenues was US$38.4 million compared with US$53.4 million in 2008. The standard deviation measures the variation of daily revenues about the mean value of those revenues.
     An analysis of the frequency distribution of daily revenue shows that there were 11 days with negative revenue during 2009 compared with 66 days in 2008. The most frequent result was daily revenue of between US$30 million and US$40 million and US$40 million and US$50 million with 29 occurrences each, compared with between US$40 million and US$50 million with 28 occurrences in 2008.

11 days of negative revenue compared with 66 in 2008.
     The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.
     Trading revenues generated by Global Markets and Balance Sheet Management improved considerably in 2009 compared with 2008 due to strong client business and favourable positioning against the backdrop of a low interest rate environment. The histogram of daily revenues for 2009 below therefore shows the majority of trading days closely concentrated around the average daily revenues of US$59.9 million, with relatively few loss days recorded during the year.
     By contrast, in 2008, trading revenues were more volatile, particularly across the Credit businesses, which experienced significant losses on legacy Credit Trading positions and monoline exposures. The graph of daily revenues for 2008 shows a flatter profile and greater distribution of revenues around the average daily revenue of US$21.7 million, as the turmoil in the credit markets caused volatile trading days where large daily profits and losses were reported.
Daily distribution of Global Markets’ trading, balance sheet management and other trading revenues47
(Unaudited)
2009
2008
For footnote, see page 291.
     For a description of HSBC’s fair value and price verification controls, see page 166.
Trading portfolios
(Audited)
HSBC’s control of market risk is based on a policy of restricting individual operations to trading within a list of permissible instruments authorised for each site by Group Risk, of enforcing rigorous new product approval procedures, and of restricting trading in the more complex derivative products only to offices with appropriate levels of product expertise and robust control systems.
     Market making and position taking is undertaken within Global Markets. The VAR for such trading activity at 31 December 2009 was US$45.3 million (2008: US$72.5 million). This is analysed below by risk type:

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Market risk > Trading portfolios / Non-trading portfolios

VAR by risk type for the trading activities (excluding credit spread VAR)
(Audited)

	Foreign
	exchange and	Interest
	commodity	rate	Equity	Total[48]
	US$m	US$m	US$m	US$m

At 31 December 2009	19.5	42.6	17.5	45.3
At 31 December 2008	29.8	63.4	13.9	72.5

Average
2009	20.6	51.3	11.3	53.8
2008	19.0	50.7	15.2	53.1
Minimum
2009	11.1	35.6	4.9	35.6
2008	8.7	21.4	8.2	22.6
Maximum
2009	46.7	78.0	21.2	86.6
2008	54.9	147.4	39.0	104.4
For footnote, see page 291.

     The VAR for overall trading activity as at 31 December 2009 was lower than in 2008 and remained within a narrower band. The decrease was driven primarily by the interest rate component due to reduced levels of underlying exposure in the trading book.
Credit spread risk
The risk associated with movements in credit spreads is primarily managed through sensitivity limits, stress testing, and VAR for those portfolios where VAR is calculated. The Group has introduced credit spread as a separate risk type within its VAR models on a global basis. The VAR shows the effect on trading income from a one-day movement in credit spreads over a two-year period, calculated to a 99 per cent confidence level.

Increased market liquidity helped dampen volatility of credit spreads and decrease credit VAR in 2009.
     At 31 December 2009, the credit VAR for trading activities was US$72.7 million (2008: US$218.4 million, calculated on a comparable basis). The decrease in the credit VAR in 2009 was due to the effect of a reduction in the volatility of credit spreads observed during the year, in part reflecting increased market liquidity. Also, the actual positions within the trading portfolios exposed to credit spread risk were lower on 31 December 2009 than on 31 December 2008. In addition to the above measure, certain portfolios are also managed using default risk measures where appropriate.
     Credit spread risk also arises on credit derivative transactions entered into by Global Banking in order to manage the risk concentrations within the corporate loan portfolio and so enhance capital efficiency. The mark-to-market of these transactions is reflected in the income statement.
     At 31 December 2009, the credit VAR on the credit derivatives transactions entered into by Global Banking was US$13.8 million (2008: US$23.0 million).
Gap risk
For certain transactions that are structured so that the risk to HSBC is negligible under a wide range of market conditions or events, there exists a remote possibility that a significant gap event could lead to loss. A gap event could arise from a change in market price from one level to another with no accompanying trading opportunity, where the price change breaches the threshold beyond which the risk profile changes from having no open risk to having full exposure to the underlying structure. Such movements may occur, for example, when there are adverse news announcements and the market for a specific investment becomes illiquid, making hedging impossible.
     Given the characteristics of these transactions, they will make little or no contribution to VAR or to traditional market risk sensitivity measures. HSBC captures the risks of such transactions within its stress testing scenarios and monitors gap risk arising on an ongoing basis. HSBC regularly considers the probability of gap loss and fair value adjustments are booked against this risk. HSBC has not incurred any material gap loss in respect of such transactions in the 12 months ended 31 December 2009.
ABSs/MBSs positions
The ABSs/MBSs exposures within the trading portfolios are managed within sensitivity and VAR limits, as described on page 251, and are included within the stress testing scenarios as described on page 252.
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
     In order to manage this risk optimally, market risk in non-trading portfolios is transferred to Global Markets or to separate books managed under the supervision of the local ALCO. This transfer is usually achieved by a series of internal deals between the business units and these books. When the behavioural characteristics of a product differ from its contractual characteristics, the former are assessed to determine the true underlying interest rate risk. Local ALCOs are required to regularly monitor all such behavioural assumptions and interest rate risk positions to ensure they comply with interest rate risk limits established by GMB.
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
Credit spread risk
At 31 December 2009, the sensitivity of equity to the effect of movements in credit spreads, based on credit spread VAR, on the Group’s available-for-sale debt securities was US$535 million (2008: US$1,013 million). The sensitivity was calculated on the same basis as applied to the trading portfolio. Including the gross exposure for the SICs consolidated within HSBC’s balance sheet at 31 December 2009, the sensitivity increased to US$549 million. This sensitivity is struck, however, before taking account of any losses which would be absorbed by the capital note holders. At 31 December 2009, the capital note holders would have absorbed the first US$2.2 billion (2008: US$2.2 billion) of any losses incurred by the SICs prior to HSBC incurring any equity losses.
     The notable decrease in this sensitivity at 31 December 2009, compared with 31 December 2008, was due to the effect of lower volatility in credit spreads observed during 2009. The overall credit spread positions within the available-for-sale portfolios were lower on 31 December 2009 compared with 31 December 2008.
Equity securities classified as available for sale
Market risk arises on equity securities classified as available for sale. The fair value of these securities at 31 December 2009 was US$9.1 billion (2008: US$7.3 billion) and included private equity holdings of US$4.0 billion (2008: US$2.5 billion). Investments in private equity are primarily made through managed funds that are subject to limits on the amount of investment. Potential new commitments are subject to risk appraisal to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio as a whole. Regular reviews are performed to substantiate the valuation of the investments within the portfolio. Funds typically invested for short-term cash management represented US$0.8 billion (2008: US$0.9 billion). Investments held to facilitate ongoing business, such as holdings in government-sponsored enterprises and local stock exchanges, represented US$1.2 billion (2008: US$1.0 billion). Other strategic investments represented US$3.1 billion (2008: US$2.4 billion). The fair value of the constituents of equity securities classified as available for sale can fluctuate considerably. A 10 per cent reduction in the value of the available-for-sale equities at 31 December 2009 would have reduced equity by US$0.9 billion (2008: US$0.7 billion). For details of the impairment incurred on available-for-sale equity securities, see

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Market risk > Sensitivity of NII / Structural FX exposure

‘Summary of significant accounting policies’ on page 369.
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
     The table below sets out the effect on future net interest income of an incremental 25 basis points parallel fall or rise in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 January 2010. Assuming no management actions, a sequence of such rises would increase planned net interest income for 2010 by US$695 million (2009: US$463 million decrease), while a sequence of such falls would decrease planned net interest income by US$1,563 million (2009: US$284 million decrease). These figures incorporate the effect of any option features in the underlying exposures.
     Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into currency blocs whose rates are considered likely to move together. The sensitivity of projected net interest income, on this basis, is as follows:

Sensitivity of projected net interest income
(Unaudited)

		Rest of	Hong Kong	Rest of
	US dollar	Americas	dollar	Asia	Sterling	Euro
	bloc	bloc	bloc	bloc	bloc	bloc	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Change in 2010 projected net interest income arising from a shift in yield curves of:

+25 basis points at the beginning of each quarter	13	92	416	112	363	(301)	695
– 25 basis points at the beginning of each quarter	(382)	(46)	(507)	(133)	(689)	194	(1,563)

Change in 2009 projected net interest income arising from a shift in yield curves of:

+25 basis points at the beginning of each quarter	(243)	42	(45)	100	28	(345)	(463)
–25 basis points at the beginning of each quarter	41	(42)	(285)	(114)	(235)	351	(284)

     The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios.
     The figures represent the effect of the pro forma movements in net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Global Markets or in the business units to mitigate the impact of this interest rate risk; in reality, Global Markets seeks proactively to change the interest rate risk profile to minimise losses and optimise net revenues. The projections above also assume that interest rates of all maturities move by the same amount and, therefore, do not reflect the potential effect on net interest income of some rates changing while others remain unchanged. In addition, the projections take account of the effect on net interest income of anticipated differences in changes between interbank interest rates and interest rates linked to other bases (such as Central Bank rates or product rates over which the entity has discretion in terms of the timing and extent of rate changes). The projections make other simplifying assumptions too, including that all positions run to maturity.
     Projecting the movement in net interest income from prospective changes in interest rates is a complex interaction of structural and managed exposures. HSBC’s exposure to the effect of movements in interest rates on its net interest income arises in two main areas, core deposit franchises and Global Markets:
•	core deposit franchises: these are exposed to changes in the cost of deposits raised and spreads on wholesale funds. The net interest income benefit of core deposits increases as interest rates rise and decreases as interest rates fall. This risk is asymmetrical in a very low interest rate environment, however, as there is limited room to lower deposit pricing in the event of interest rate reductions; and

•	residual interest rate risk is managed within Global Markets, under the Group’s policy of transferring interest rate risk to Global Markets to be managed within defined limits and with flexibility as to the instruments used.
     The main drivers of the year on year movements in the sensitivity of the Group’s net interest income to the changes in interest rates tabulated above were:
•	decreases in interest rates, particularly in US dollar, Hong Kong dollar and sterling which have restricted the Group’s ability to pass on to depositors further rate reductions, thereby increasing exposures to further rate falls; and

•	Global Markets’ decreased net trading asset positions, particularly in euros and US dollars. The funding of net trading assets is recorded in ‘Net interest income’ whereas the income from such assets is recorded in ‘Net trading income’.
     HSBC monitors the sensitivity of reported reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of available-for-sale portfolios and cash flow hedges due to parallel movements of plus or minus 100 basis points in all yield curves. The table below describes the sensitivity of HSBC’s reported reserves to these movements at the end of 2009 and 2008 and the maximum and minimum month-end figures during these years:

Sensitivity of reported reserves to interest rate movements
(Unaudited)

		Maximum	Minimum
		impact	impact
	US$m	US$m	US$m

At 31 December 2009

+ 100 basis point parallel move in all yield curves	(3,096)	(3,438)	(2,715)
As a percentage of total shareholders’ equity	(2.4%)	(2.7%)	(2.1%)

– 100 basis point parallel move in all yield curves	3,108	3,380	2,477
As a percentage of total shareholders’ equity	2.4%	2.6%	1.9%

At 31 December 2008

+ 100 basis point parallel move in all yield curves	(2,740)	(2,740)	(1,737)
As a percentage of total shareholders’ equity	(2.9%)	(2.9%)	(1.9%)

– 100 basis point parallel move in all yield curves	2,477	2,609	1,944
As a percentage of total shareholders’ equity	2.6%	2.8%	2.1%

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
Structural foreign exchange exposures
(Unaudited)
Structural foreign exchange exposures represent net investments in subsidiaries, branches and associates, the functional currencies of which are currencies other than the US dollar. An entity’s functional currency is the currency of the primary economic environment in which the entity operates.
     Exchange differences on structural exposures are recognised in other comprehensive income. The main functional currencies in which HSBC’s operations transact business are the US dollar, the Hong Kong dollar, pound sterling, the euro, the Mexican peso, the Brazilian real and the Chinese renminbi. HSBC Holdings’ functional currency is the US dollar because the US dollar and currencies linked to it are the most significant currencies relevant to the operations of its subsidiaries, as well as representing a significant proportion of its funds generated from financing activities. HSBC uses the US dollar as its presentation currency in its consolidated financial statements because the US

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Market risk > Defined benefit schemes / HSBC Holdings

dollar and currencies linked to it form the major currency bloc in which HSBC transacts and funds its business. HSBC’s consolidated balance sheet is, therefore, affected by exchange differences between the US dollar and all the non-US dollar functional currencies of underlying subsidiaries.
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
     HSBC may also transact hedges where a currency in which it has structural exposures is considered to be significantly overvalued and it is possible in practice to transact a hedge. Any hedging is undertaken using forward foreign exchange contracts which are accounted for under IFRSs as hedges of a net investment in a foreign operation, or by financing with borrowings in the same currencies as the functional currencies involved. No forward foreign exchange hedges were in place during 2009 or at the end of 2008.
Defined benefit pension schemes
(Audited)
Market risk arises within HSBC’s defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows. Pension scheme obligations fluctuate with changes in long-term interest rates, inflation, salary levels and the longevity of scheme members. Pension scheme assets include equities and debt securities, the cash flows of which change as equity prices and interest rates vary. There is a risk that market movements in equity prices and interest rates could result in asset values which, taken together with regular ongoing contributions, are insufficient over time to cover the level of projected obligations and these, in turn, could increase with a rise in inflation and members living longer. Management, together with the trustees who act on behalf of the pension scheme beneficiaries, assess these risks using reports prepared by independent external actuaries, take action and, where appropriate, adjust investment strategies and contribution levels accordingly.
HSBC’s defined benefit pension schemes
(Audited)

	2009	2008
	US$bn	US$bn

Liabilities (present value)	30.6	24.0

	%	%
Assets:
Equity investments	21	20
Debt securities	67	68
Other (including property)	12	12

	100	100

     Lower corporate bond yields in the UK in 2009 resulted in a decrease of 160 basis points in the real discount rate (net of the increase in expected inflation) used to value the accrued benefits payable under the HSBC Bank (UK) Pension Scheme, the Group’s largest plan. There was an increase in the liabilities of the scheme which was partially offset by an increase in the fair values of the scheme’s plan assets. As a consequence, the deficit on the HSBC Bank (UK) Pension Scheme increased to US$3,822 million from US$392 million. For details of the latest actuarial valuation of the HSBC Bank (UK) pension scheme, see Note 8 on the Financial Statements.
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
     The main market risks to which HSBC Holdings is exposed are interest rate risk and foreign currency risk. Exposure to these risks arises from short-term cash balances, funding positions held, loans to subsidiaries, investments in long-term financial assets and financial liabilities including debt capital issued. The objective of HSBC Holdings’ market risk management strategy is to reduce exposure to these risks and minimise volatility in economic income, cash flows and distributable reserves. Market risk for HSBC Holdings is monitored by its Structural Positions Review Group.
     A number of cross-currency interest rate swaps entered into as part of HSBC Holdings’

management of interest rate risk arising on certain long-term debt capital issues do not qualify for hedge accounting treatment. Changes in the market values of these swaps are recognised directly in the income statement. HSBC Holdings expects that these swaps will be held to final maturity with the accumulated changes in market value consequently trending to zero.
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
Net interest income sensitivity
HSBC Holdings monitors net interest income sensitivity over a 5-year time horizon reflecting the longer-term perspective on interest rate risk management appropriate to a financial services holding company. The table below sets out the effect on HSBC Holdings’ future net interest income over a 5-year time horizon of an incremental 25 basis point parallel fall or rise in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 January 2010.
     Assuming no management action, a sequence of such rises would increase HSBC Holdings’ planned net interest income for 2010 by US$16 million (2009: decrease of US$60 million) and decrease cumulative net interest income by US$116 million over a 5-year period from 1 January 2010 (2009: decrease of US$554 million), while a sequence of such falls would decrease planned net interest income for 2010 by US$17 million (2009: increase of US$60 million) and increase cumulative net interest income by US$115 million over a 5-year period from 1 January 2010 (2009: increase of US$554 million). These figures incorporate the effect of any option features in the underlying exposures.
     Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into currency blocs whose interest rates are considered likely to move together. The sensitivity of projected net interest income, on this basis, is described as follows:

Sensitivity of HSBC Holdings’ net interest income to interest rate movements
(Unaudited)

	US dollar	Sterling	Euro
	bloc	bloc	bloc	Total
	US$m	US$m	US$m	US$m
Change in projected net interest income as at 31 December 2009 arising from a shift in yield curves of:

+ 25 basis points at the beginning of each quarter
0-1 year	(13)	18	11	16
2-3 years	(172)	75	19	(78)
4-5 years	(165)	105	6	(54)

– 25 basis points at the beginning of each quarter
0-1 year	12	(18)	(11)	(17)
2-3 years	172	(75)	(19)	78
4-5 years	165	(105)	(6)	54

Change in projected net interest income as at 31 December 2008 arising from a shift in yield curves of:

+ 25 basis points at the beginning of each quarter
0-1 year	(81)	10	11	(60)
2-3 years	(351)	20	77	(254)
4-5 years	(358)	54	64	(240)

– 25 basis points at the beginning of each quarter
0-1 year	81	(10)	(11)	60
2-3 years	351	(20)	(77)	254
4-5 years	358	(54)	(64)	240

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Market risk > HSBC Holdings // Residual value risk

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
     The projected decrease in HSBC Holdings’ sensitivity to moves in interest rates is mainly due to the placing of funds received as a result of the rights issue at short tenors.
Interest repricing gap table
The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included within the Group VAR but is managed on a repricing gap basis. The interest rate repricing gap table below analyses the full term structure of interest rate mismatches within HSBC Holdings’ balance sheet. The year on year decrease in the negative net interest rate gap in the up to 1 year time bucket is due to funds received as a result of the rights issue being invested in short-term liquid assets.

Repricing gap analysis of HSBC Holdings
(Audited)

						Non-
		Up to			More than	interest
	Total	1 year	1-5 years	5-10 years	10 years	bearing
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Cash at bank and in hand:
– balances with HSBC undertakings	224	224	–	–	–	–
Derivatives	2,981	–	–	–	–	2,981
Loans and advances to HSBC undertakings	23,212	16,980	3,084	–	1,896	1,252
Financial investments	2,455	–	–	300	1,610	545
Investments in subsidiaries	86,247	1,866	1,217	–	875	82,289
Other assets	674	–	–	–	–	674

Total assets	115,793	19,070	4,301	300	4,381	87,741

Amounts owed to HSBC undertakings	(3,711)	(2,898)	–	–	–	(813)
Financial liabilities designated at fair values	(16,909)	–	(6,108)	(5,017)	(5,015)	(769)
Derivatives	(362)	–	–	–	–	(362)
Debt securities in issue	(2,839)	–	(1,784)	–	(1,055)	–
Other liabilities	(1,257)	–	–	–	–	(1,257)
Subordinated liabilities	(14,406)	(2,850)	(865)	(3,117)	(7,382)	(192)
Total equity	(75,876)	–	–	–	(3,650)	(72,226)
Other non-interest bearing liabilities	(433)	–	–	–	–	(433)

Total liabilities and equity	(115,793)	(5,748)	(8,757)	(8,134)	(17,102)	(76,052)

Off-balance sheet items attracting interest rate sensitivity	–	(15,302)	6,275	6,306	4,051	(1,330)
Net interest rate risk gap	–	(1,980)	1,819	(1,528)	(8,670)	10,359

Cumulative interest rate gap	–	(1,980)	(161)	(1,689)	(10,359)	–

						Non-
		Up to			More than	interest
	Total	1 year	1-5 years	5-10 years	10 years	bearing
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Cash at bank and in hand:
– balances with HSBC undertakings	443	443	–	–	–	–
Derivatives	3,682	–	–	–	–	3,682
Loans and advances to HSBC undertakings	11,804	8,995	511	–	1,222	1,076
Financial investments	2,629	–	–	300	1,885	444
Investments in subsidiaries	81,993	1,459	1,094	–	875	78,565
Other assets	131	–	–	–	–	131

Total assets	100,682	10,897	1,605	300	3,982	83,898

Amounts owed to HSBC undertakings	(4,042)	(3,389)	–	–	–	(653)
Financial liabilities designated at fair values	(16,389)	(4,210)	(4,410)	(5,290)	(3,448)	969
Derivatives	(1,324)	–	–	–	–	(1,324)
Other liabilities	(1,816)	–	–	–	–	(1,816)
Subordinated liabilities	(14,017)	(1,500)	(2,187)	(2,962)	(7,152)	(216)
Total equity	(62,587)	–	–	–	(3,650)	(58,937)
Other non-interest bearing liabilities	(507)	–	–	–	–	(507)

Total liabilities and equity	(100,682)	(9,099)	(6,597)	(8,252)	(14,250)	(62,484)

Off-balance sheet items attracting interest rate sensitivity	–	(12,353)	4,410	5,046	3,760	(863)
Net interest rate risk gap	–	(10,555)	(582)	(2,906)	(6,508)	20,551

Cumulative interest rate gap	–	(10,555)	(11,137)	(14,043)	(20,551)	–

Value at risk
Total foreign exchange VAR arising within HSBC Holdings in 2009 and 2008 was as follows:
HSBC Holdings – value at risk
(Audited)

	Foreign exchange
	2009	2008
	US$m	US$m

At 31 December	83.2	55.2
Average	76.6	40.3
Minimum	55.2	29.2
Maximum	190.8	56.1
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
     The increased maximum VAR in 2009 related to a portion of the proceeds of the Group’s rights issue that was held in sterling.
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
     The net carrying amount of equipment leased to customers on operating leases by the Group takes into account projected residual values at the end of current lease terms, to be recovered through re-letting or disposal in the following periods:

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Operational risk > Legal risk / Group security // Pension risk / Reputational risk

Residual values
(Unaudited)

	2009	2008
	US$m	US$m

Within 1 year	21	108
Between 1-2 years	233	59
Between 2-5 years	1,347	530
More than 5 years	792	1,549

Total exposure	2,393	2,246

Operational risk

(Unaudited)
Operational risk is relevant to every aspect of the Group’s business and covers a wide spectrum of issues. Losses arising through fraud, unauthorised activities, errors, omission, inefficiency, systems failure or from external events all fall within the definition of operational risk.
The objective of HSBC’s operational risk management is to manage and control operational risk in a cost effective manner within targeted levels of operational risk consistent with the Group’s risk appetite, as defined by GMB.
     A formal governance structure provides oversight over the management of operational risk. A Global Operational Risk and Control Committee, which reports to the Risk Management Meeting, meets at least quarterly to discuss key risk issues and review the effective implementation of the Group’s operational risk management framework.
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
     Further details of the HSBC approach to Operational Risk Management can be found in the Group pillar 3 disclosures.
Legal risk
(Unaudited)
Each operating company is required to implement procedures to manage legal risk that conform to HSBC standards. Legal risk falls within the definition of operational risk and includes contractual risk, dispute risk, legislative risk and non-contractual rights risk.
•	Contractual risk is the risk that the rights and/or obligations of an HSBC company within a contractual relationship are defective.

•	Dispute risk is made up of the risks that an HSBC company is subject to when it is involved in or managing a potential or actual dispute.

•	Legislative risk is the risk that an HSBC company fails to adhere to the laws of the jurisdictions in which it operates.

•	Non-contractual rights risk is the risk that an HSBC company’s assets are not properly owned or are infringed by others, or an HSBC company infringes another party’s rights.
     HSBC has a global legal function to assist management in controlling legal risk. The function provides legal advice and support in managing claims against HSBC companies, as well as in respect of non-routine debt recoveries or other litigation against third parties.
     The GMO Legal department oversees the global legal function and is headed by a Group General Manager. There are legal departments in 58 of the countries in which HSBC operates. There are also regional legal functions in each of Europe, North America, Latin America, the Middle East, and Asia-Pacific.
     Operating companies must notify the appropriate legal department immediately any litigation is either threatened or commenced against HSBC or an employee. The appropriate regional legal department must be immediately advised (and must in turn immediately advise the GMO Legal department) of any action by a regulatory authority, where the proceedings are criminal, or where the claim might materially affect the Group’s reputation. Further, any claims which exceed US$1.5 million or equivalent must also be advised to the appropriate regional legal department and the regional legal department must immediately advise the GMO Legal department if any such claim exceeds US$5 million. All such matters are then reported to the Risk Management Meeting of the GMB in a monthly paper.

     An exception report must be made to the local compliance function and escalated to the Head of Group Compliance in respect of any breach which has given rise to a fine and/or costs levied by a court of law or regulatory body where the amount is US$1,500 or more, and material or significant issues are reported to the Risk Management Meeting of GMB and/or the Group Audit Committee.
     In addition, operating companies are required to submit quarterly returns detailing outstanding claims where the claim (or group of similar claims) exceeds US$10 million, where the action is by a regulatory authority, where the proceedings are criminal, where the claim might materially affect the Group’s reputation, or, where the GMO Legal department has requested returns be completed for a particular claim. These returns are used for reporting to the Group Audit Committee and the Board, and disclosure in the Interim Report and Annual Report and Accounts, if appropriate.
Group security and fraud risk
(Unaudited)
Security and fraud risk issues are managed at Group level by Group Security and Fraud Risk. This unit, which has responsibility for physical risk, fraud, information and contingency risk, and security and business intelligence, is fully integrated within the central GMO Risk function. This enables the Group to identify and mitigate the permutations of these and other non-financial risks to its business lines across the jurisdictions in which it operates.
Pension risk

(Unaudited)
HSBC operates a number of pension plans throughout the world, as described in Note 8 on the Financial Statements. Some of them are defined benefit plans, of which the largest is the HSBC Bank (UK) Pension Scheme.
     In order to fund the benefits associated with these plans, sponsoring group companies (and, in some instances, employees) make regular contributions in accordance with advice from actuaries and in consultation with the scheme’s trustees (where relevant). The defined benefit plans invest these contributions in a range of investments designed to meet their long-term liabilities.
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
     A deficit in a defined benefit plan may arise from a number of factors, including:
•	investments delivering a return below that required to provide the projected plan benefits. This could arise, for example, when there is a fall in the market value of equities, or when increases in long-term interest rates cause a fall in the value of fixed income securities held;
•	the prevailing economic environment leading to corporate failures, thus triggering write-downs in asset values (both equity and debt);
•	a change in either interest rates or inflation which causes an increase in the value of the scheme liabilities; and
•	scheme members living longer than expected (known as longevity risk).
     The plan’s investment strategy is determined after taking into consideration the market risk inherent in the investments and its consequential impact on potential future contributions.
     Ultimate responsibility for investment strategy rests with either the trustees or, in certain circumstances, a Management Committee. The degree of independence of the trustees from HSBC varies in different jurisdictions. For example, the HSBC Bank (UK) Pension Scheme, which accounts for approximately 70 per cent of the obligations of the Group’s defined benefit pension plans, is overseen by a corporate trustee who regularly monitors the market risks inherent in the scheme.
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

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Sustainability risk // Insurance operations > Life insurance business

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
     A Group Reputational Risk Committee (‘GRRC’) was established in 2008 at which Group functions with responsibility for activities that attract reputational risk are represented. The primary role of the GRRC is to consider areas and activities presenting significant reputational risk and, where appropriate, to make recommendations to the Risk Management Meeting and GMB for policy or procedural changes to mitigate such risk. With effect from 2010, Reputational Risk Committees have been established in each of the Group’s regions. These committees will ensure that reputational risks are considered at a regional as well as Group level. Minutes from the regional committees will be tabled at GRRC.
     Standards on all major aspects of business are set for HSBC and for individual subsidiaries, businesses and functions. Reputational risks, including ESG matters, are considered and assessed by the Board, GMB, the Risk Management Meeting, subsidiary company boards, board committees and senior management during the formulation of policy and the establishment of HSBC standards. These policies, which form an integral part of the internal control system (see page 313), are communicated through manuals and statements of policy and are promulgated through internal communications and training. The policies cover ESG issues and set out operational procedures in all areas of reputational risk, including money laundering deterrence, counter-terrorist financing, environmental impact, anti-corruption measures and employee relations. The policy manuals address risk issues in detail and co-operation between GMO departments and businesses is required to ensure a strong adherence to HSBC’s risk management system and its sustainability practices.
Sustainability risk

(Unaudited)
Assessing the environmental and social impacts of providing finance to the Group’s customers has been firmly embedded into HSBC’s overall risk management processes. Sustainability risks arise from the provision of financial services to companies or projects which run counter to the needs of sustainable development; in effect this risk arises when the environmental and social effects outweigh economic benefits. Within GMO, a separate function, Group Corporate Sustainability, is mandated to manage these risks globally working through local offices as appropriate. Sustainability Risk Managers have regional or national responsibilities for advising on and managing environmental and social risks.
     Group Corporate Sustainability’s risk management responsibilities include:
•	formulating sustainability risk policies. This includes oversight of HSBC’s sustainability risk standards, management of the Equator Principles for project finance lending, and sector-based sustainability policies covering those sectors with high environmental or social impacts (forestry, freshwater infrastructure, chemicals, energy, mining and metals, and defence-related lending); undertaking an independent review of transactions where sustainability risks are assessed to be high, and supporting HSBC’s operating companies to assess similar risks of a lower magnitude;
•	building and implementing systems-based processes to ensure consistent application of policies, reduce the costs of sustainability risk reviews and capture management information to measure and report on the effect of HSBC’s lending and investment activities on sustainable development; and
•	providing training and capacity building within HSBC’s operating companies to ensure sustainability risks are identified and mitigated consistently to either HSBC’s own standards, international standards or local regulations, whichever is the higher.

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
     Many of these insurance products are manufactured by HSBC subsidiaries. The Group underwrites the insurance risk and retains the risks and rewards associated with writing insurance contracts, retaining both the underwriting profit and the commission paid by the manufacturer to the bank distribution channel within the Group. When the Group chooses to manage its exposure to insurance risk through the use of third-party reinsurers, the associated revenue and manufacturing profit is ceded to them. HSBC’s exposure to risks associated with manufacturing insurance contracts in its subsidiaries and its management of these risks are discussed below.
     Where the Group considers it operationally more effective, third parties are engaged to manufacture insurance products for sale through HSBC’s banking network. The Group works with a limited number of market-leading partners to provide the products. These arrangements earn HSBC a commission.
     HSBC’s bancassurance business operates in all six of the Group’s geographical regions with over 30 legal entities, the majority of which are subsidiaries of banking legal entities, manufacturing insurance products. Management of these insurance manufacturers set their own control procedures in addition to complying with guidelines issued by the Group Insurance Head Office. This is headed by HSBC’s Managing Director of Insurance, supported by a Chief Operating Officer, Chief Financial Officer and Chief Risk Officer. The role of Group Insurance Head Office includes forming and communicating the strategy for insurance, setting the control framework for monitoring and measuring insurance risk in line with Group practices, and drawing up insurance-specific policies and guidelines for inclusion in the Group Instruction
Manuals. The control framework for monitoring risk includes the Group Insurance Risk Committee, which oversees the status of the significant risk categories in the insurance operations. Five sub-committees report to the Committee, focusing on products and pricing, market and liquidity risk, credit risk, operational and insurance risk.
     All insurance products, whether manufactured internally or by a third-party, are subjected to a detailed product approval process. Approval is provided by the Regional Insurance Head Office or Group Insurance Head Office depending on the type of product and its risk profile. The process consists of an analysis of the inherent risks of a product, including but not limited to market risk, credit risk, insurance and pricing risk and regulatory risk. Certain products, for example those of a particularly complex nature or those providing a guarantee, are reviewed by the Product and Pricing Committee as part of the approval process. The committee comprises the heads of the relevant risk functions within insurance and sits at both regional and Group Insurance levels.
     The processes and controls employed to monitor each risk are described under their respective headings below.
     The main contracts manufactured by HSBC are as follows:
Life insurance business
(Audited)
•	Life insurance contracts with discretionary participation features (‘DPF’) allow policyholders to participate in the profits generated from such business, which may take the form of annual bonuses and a final bonus, in addition to providing cover on death. Certain minimum return levels are also guaranteed. The largest portfolio is in Hong Kong.
•	Credit life insurance business is written to underpin banking and finance products. The policy pays a claim if the holder of the loan is unable to make repayments due to early death or unemployment.
•	Annuities are contracts providing regular payments of income from capital investment for either a fixed period or during the annuitant’s lifetime. Payments to the annuitant either begin on inception of the policy (immediate annuities) or at a designated future date (deferred annuities).

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Insurance operations > Non-life business / Insurance risk

•	Term assurance and critical illness policies provide cover in the event of death (term assurance) and serious illness.
•	Linked life insurance contracts pay benefits to policyholders which are typically determined by reference to the value of the investments supporting the policies.
•	Investment contracts with DPF allow policyholders to participate in the profits generated by such business. The largest portfolio is written in France. Policyholders are guaranteed to receive a return on their investment plus any discretionary bonuses. In addition, certain minimum return levels are guaranteed.
•	Unit-linked investment contracts are those where the principal benefit payable is the value of assigned assets. Any benefits payable to policyholders related to insurance risk are not significant on these contracts.
•	Other investment contracts include pension contracts written in Hong Kong.
Non-life insurance business
(Audited)
Non-life insurance contracts include motor, fire and other damage to property, accident and health, repayment protection and commercial insurances.
     Motor insurance business covers vehicle damage and liability for personal injury. For fire and other damage to property, the main focus in most markets is providing individuals with home and contents insurance. Cover is also provided for selected commercial customers, largely written in Asia and Latin America.
     A very limited portfolio of liability business is written, other than that included in the motor book.
     Credit non-life insurance is concentrated in North America, and is originated in conjunction with the provision of loans. Following a decision taken to close the Consumer Lending business in the US, insurance products written in conjunction with this business will now be run off. In December 2007, the group decided to cease selling payment protection insurance (‘PPI’) products in the UK and a phased withdrawal was completed across the HSBC, first direct and M&S Money brands during 2008. HFC ceased selling single premium PPI in 2008 and sales of regular PPI will reduce as HFC exits its remaining retail relationships. HSBC continues to distribute its UK short-term income protection (‘STIP’) product. In January 2009, the Competition Commission (‘CC’) published its report into the PPI market in which it stipulated that STIP products will also be subject to their remedies when sold in conjunction with or as a result of a referral following the sale of a loan or similar credit product. HSBC has undertaken an analysis of the required changes to the STIP product and its sales processes resulting from the CC’s remedies. Following an appeal to the Competition Appeal Tribunal, the CC continues to consult on whether a ban on firms selling PPI at the point of sale of the credit product is an appropriate and justified remedy for the deficiencies it identified in the PPI market.
     Given the nature of the contracts written by the Group, the risks to which HSBC’s insurance operations are exposed fall into two principal categories: insurance risk and financial risk. The following section describes the nature and extent of these risks and HSBC’s approach to managing them. The majority of the risk in the insurance business derives from manufacturing activities, and consequently the following sections focus on how the Group manages risk arising in the manufacturing subsidiaries.
Insurance risk
(Audited)
Insurance risk is a risk, other than financial risk, transferred from the holder of a contract to the issuer, in this case HSBC.

The principal insurance risk faced by HSBC is that, over time, the combined cost of claims, benefits, administration and acquisition of the contract may exceed the aggregate amount of premiums received and investment income.
     The cost of claims and benefits can be influenced by many factors, including mortality and morbidity experience, lapse and surrender rates and, if the policy has a savings element, the performance of the assets held to support the liabilities. Performance of the underlying assets is affected by changes in both interest rates and equity prices (see page 274).
     During 2009, Group Insurance agreed to a global risk appetite statement in relation to insurance risks, encompassing limits on the largest exposures the business will write in normal circumstances. In addition to the global statement, local businesses continue to propose their own risk appetites that are authorised centrally.
     Life and non-life business insurance risks are controlled by high-level policies and procedures set centrally, supplemented as appropriate with measures which take account of specific local market conditions and regulatory requirements.
     Specifically, the Group manages its exposure to insurance risk by applying formal underwriting, reinsurance and claims-handling procedures designed to ensure compliance with regulations. This is supplemented with stress testing. In addition, manufacturing entities are required to obtain authorisation from Group Insurance Head Office to write certain classes of business, with restrictions applying to commercial and liability non-life insurance, in particular.
     Local ALCOs and Risk Management Committees are required to monitor certain risk exposures, mainly for life business where the focus is on reviewing the risks associated with the duration and cash flow matching of insurance assets and liabilities.
     Reinsurance is also used as a means of mitigating exposure, in particular to aggregations of catastrophe risk. Specific examples are as follows:
•	Accident and health insurance. Potential exposure to concentrations of claims arising from isolated events such as earthquakes are mitigated by the purchase of catastrophe reinsurance.

•	Motor insurance. Reinsurance protection is arranged to avoid excessive exposure to larger losses, particularly from personal injury claims.
•	Fire and other damage to property. Portfolios at risk from catastrophic losses are protected by reinsurance in accordance with information obtained from professional risk-modelling organisations.
     Although reinsurance provides a means of managing insurance risk, such contracts expose the Group to counterparty risk, the risk of default by the reinsurer (see page 277).
     The following tables provide an analysis of HSBC’s insurance risk exposures by geographical region and by type of business. By definition, HSBC is not exposed to insurance risk on investment contracts, so they are not included in the insurance risk management analysis.
     Insurance contracts sold by HSBC primarily relate to core underlying banking activities, such as savings and investment products, and credit life products. The Group’s manufacturing focuses on personal lines, e.g. contracts written for individuals, which tend to be of higher value than commercial lines. The focus on the higher volume, lower individual value personal lines contributes to diversifying insurance risk.
     Life business tends to be longer-term in nature than non-life business and frequently involves an element of savings and investment in the contract. Accordingly, separate tables are provided for life and non-life businesses, reflecting their distinctive risk characteristics. The life insurance risk table provides an analysis of insurance liabilities as the best available overall measure of insurance exposure, because provisions for life contracts are typically set by reference to expected future cash outflows relating to the underlying policies. The table for non-life business uses written premiums as the best available measure of risk exposure because policies are typically priced by reference to the risk being underwritten.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Insurance operations > Insurance risk

Analysis of life insurance risk – liabilities to policyholders49
(Audited)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Life (non-linked)	2,998	14,456	526	1,026	1,973	20,979

Insurance contracts with DPF[50]	1,128	14,095	227	–	–	15,450
Credit life	953	–	20	50	–	1,023
Annuities	452	–	28	777	1,554	2,811
Term assurance and other long-term contracts	465	361	251	199	419	1,695

Life (linked)	2,125	2,896	437	–	3,528	8,986

Investment contracts with DPF[50,51]	20,979	–	35	–	–	21,014

Insurance liabilities to policyholders	26,102	17,352	998	1,026	5,501	50,979

At 31 December 2008
Life (non-linked)	2,962	11,320	343	1,006	1,739	17,370

Insurance contracts with DPF[50]	1,015	11,213	216	–	–	12,444
Credit life	252	–	–	65	–	317
Annuities	379	–	28	805	1,363	2,575
Term assurance and other long-term contracts	1,316	107	99	136	376	2,034

Life (linked)	1,548	2,276	310	–	1,933	6,067

Investment contracts with DPF[50,51]	17,732	–	34	–	–	17,766

Insurance liabilities to policyholders	22,242	13,596	687	1,006	3,672	41,203

For footnotes, see page 291.

(Audited)
     The above table of liabilities to life insurance policyholders highlights that the most significant products are investment contracts with DPF issued in France, insurance contracts with DPF issued in Hong Kong and unit-linked contracts issued in Hong Kong, Latin America and Europe.
     The liabilities for long-term contracts are set by reference to a range of assumptions which include lapse and surrender rates, mortality and expense levels. These assumptions typically reflect each entity’s own experience. Economic assumptions, such as investment returns and interest rates, are usually based on market observable data. Changes in underlying assumptions affect the liabilities. The sensitivity of profit after tax and shareholders’ equity to changes in both economic and non-economic assumptions are considered below in ‘Sensitivity of HSBC’s insurance subsidiaries to risk factors’ and ‘Sensitivity analysis’.
     Insurance risk arising from life insurance depends on the type of business, and varies considerably. The principal risks are mortality, morbidity, lapse, surrender and expense levels.
     The main contracts which generate exposure to mortality and morbidity risks are term assurance contracts and annuities. These risks are monitored on a regular basis, and are primarily mitigated by medical underwriting and by retaining the ability in certain cases to amend premiums in the light of experience. The risk associated with lapses and surrenders is generally mitigated by the application of surrender charges, though other management actions, such as managing the level of bonus payments to policyholders, may be taken. Expense risk is generally managed through pricing. The level of expenses in the contract will be one of the factors considered when setting premiums.

Analysis of non-life insurance risk – net written insurance premiums49,52
(Audited)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2009
Accident and health	94	160	7	3	23	287
Motor	123	14	20	–	234	391
Fire and other damage	72	22	8	16	22	140
Liability	–	15	4	–	2	21
Credit (non-life)	35	–	–	86	–	121
Marine, aviation and transport	7	9	4	–	17	37
Other non-life insurance contracts	24	32	1	12	58	127

Total net written insurance premiums	355	252	44	117	356	1,124

Net insurance claims incurred and movement in liabilities to policyholders	(748)	(107)	(17)	(96)	(155)	(1,123)

2008
Accident and health	14	155	5	3	27	204
Motor	350	15	14	–	273	652
Fire and other damage	150	26	3	4	22	205
Liability	–	14	4	–	34	52
Credit (non-life)	99	–	–	144	–	243
Marine, aviation and transport	–	11	4	–	24	39
Other non-life insurance contracts	49	28	–	15	29	121

Total net written insurance premiums	662	249	30	166	409	1,516

Net insurance claims incurred and movement in liabilities to policyholders	(553)	(121)	(13)	(98)	(176)	(961)

2007
Accident and health	27	132	5	–	25	189
Motor	369	15	10	–	224	618
Fire and other damage	178	23	7	2	19	229
Liability	–	12	3	8	34	57
Credit (non-life)	76	–	–	157	–	233
Marine, aviation and transport	–	12	4	–	18	34
Other non-life insurance contracts	30	24	–	30	24	108

Total net written insurance premiums	680	218	29	197	344	1,468

Net insurance claims incurred and movement in liabilities to policyholders	(598)	(90)	(10)	(79)	(151)	(928)

For footnotes, see page 291.

(Audited)
     The above table of non-life net written insurance premiums provides an overall summary of the non-life insurance activity of the Group. Motor business is written predominantly in Europe and Latin America and represented the largest class of non-life business in 2009. However, following a decision to close to new business in the second half of 2009, the UK motor book is now in run-off. Fire and other damage to property business is written in all major markets, most significantly in Europe. Credit non-life insurance, which is originated in conjunction with the provision of loans, is concentrated in the US and Europe.
     The main risks associated with non-life business are underwriting risk and claims experience risk.
Underwriting risk is the risk that HSBC does not charge premiums appropriate to the cover provided and claims experience risk is the risk that portfolio experience differs from expectations. HSBC manages these risks through pricing (for example, imposing restrictions and deductibles in the policy terms and conditions), product design, risk selection, claims handling, investment strategy and reinsurance policy. The majority of non-life insurance contracts are renewable annually and the underwriters have the right to refuse renewal or to change the terms and conditions of the contract at that time. Management may decide to withdraw a product from the market when it is no longer considered commercially viable, such as the closure of the UK motor book to new business in 2009.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Insurance operations > Insurance risk

Balance sheet of insurance manufacturing subsidiaries by type of contract
(Audited)
A principal tool used by HSBC to manage its exposure to insurance risk, in particular for life insurance contracts, is asset and liability matching.
Models are used to assess the effect of a range of future scenarios on the values of financial assets and associated liabilities, and ALCOs employ the outcomes in determining how the assets and liabilities should be matched. The scenarios include stresses applied to factors which affect insurance risk such as mortality and lapse rates. In addition to assessing the actual cash inflow required to meet cash outflows, of particular importance is the need to match the expected pattern of cash inflows with the benefits payable on the underlying contracts, which can extend for many years. The table below shows the composition of assets and liabilities and demonstrates that there were sufficient assets to cover the liabilities to policyholders at the end of 2009.

Balance sheet of insurance manufacturing subsidiaries by type of contract
(Audited)

	Insurance contracts						Investment contracts
				Term
	With	Unit-	Annu-	assur-			With		Unit-		Other
	DPF	linked	ities	ance	[53]	Non-life	DPF	[51]	linked	Other	assets	[52]	Total
	US$m	US$m	US$m	US$m		US$m	US$m		US$m	US$m	US$m		US$m
At 31 December 2009
Financial assets	15,322	8,204	2,567	2,053		2,290	20,501		7,366	4,008	7,252		69,563

– trading assets	–	–	–	–		10	–		–	–	–		10
– financial assets designated at fair value	599	7,837	446	482		63	5,498		6,572	1,582	2,085		25,164
– derivatives	16	1	–	3		–	144		299	2	3		468
– financial investments	13,013	–	1,511	1,033		742	13,948		–	1,701	3,901		35,849
– other financial assets	1,694	366	610	535		1,475	911		495	723	1,263		8,072

Reinsurance assets	6	831	376	389		467	–		–	–	60		2,129
PVIF[55]	–	–	–	–		–	–		–	–	2,780		2,780
Other assets and investment properties	165	5	25	634		242	516		13	56	601		2,257

Total assets	15,493	9,040	2,968	3,076		2,999	21,017		7,379	4,064	10,693		76,729

Liabilities under investment contracts:
– designated at fair value	–	–	–	–		–	–		7,347	3,518	–		10,865
– carried at amortised cost	–	–	–	–		–	–		–	417	–		417
Liabilities under insurance contracts	15,450	8,986	2,811	2,718		2,728	21,014		–	–	–		53,707
Deferred tax	6	–	22	1		7	1		–	2	750		789
Other liabilities	–	–	–	–		–	–		–	–	2,371		2,371

Total liabilities	15,456	8,986	2,833	2,719		2,735	21,015		7,347	3,937	3,121		68,149
Total equity	–	–	–	–		–	–		–	–	8,580		8,580

Total equity and liabilities[53]	15,456	8,986	2,833	2,719		2,735	21,015		7,347	3,937	11,701		76,729

For footnotes, see page 291.

	Insurance contracts						Investment contracts
				Term
	With	Unit-	Annu-	assur-			With		Unit-		Other
	DPF	linked	ities	ance	[53]	Non-life	DPF	[51]	linked	Other	assets	[52]	Total
	US$m	US$m	US$m	US$m		US$m	US$m		US$m	US$m	US$m		US$m
At 31 December 2008
Financial assets	12,336	5,141	2,378	2,209		2,053	17,312		6,138	3,739	6,684		57,990

– trading assets	–	–	–	–		35	–		–	–	4		39
– financial assets designated at fair value	959	4,738	457	496		52	4,597		5,525	1,481	1,970		20,275
– derivatives	27	3	–	26		–	60		170	91	24		401
– financial investments	9,383	–	1,282	399		860	12,482		–	1,482	2,576		28,464
– other financial assets	1,967	400	639	1,288		1,106	173		443	685	2,110		8,811

Reinsurance assets	6	956	311	320		430	–		–	–	60		2,083
PVIF[55]	–	–	–	–		–	–		–	–	2,033		2,033
Other assets and investment properties	121	3	32	71		257	459		55	54	935		1,987

Total assets	12,463	6,100	2,721	2,600		2,740	17,771		6,193	3,793	9,712		64,093

Liabilities under investment contracts:
– designated at fair value	–	–	–	–		–	–		6,012	3,271	–		9,283
– carried at amortised cost	–	–	–	–		–	–		–	284	–		284
Liabilities under insurance contracts	12,444	6,067	2,575	2,351		2,480	17,766		–	–	–		43,683
Deferred tax	8	7	22	30		1	1		–	3	515		587
Other liabilities	–	–	–	–		–	–		–	–	2,679		2,679

Total liabilities	12,452	6,074	2,597	2,381		2,481	17,767		6,012	3,558	3,194		56,516
Total equity	–	–	–	–		–	–		–	–	7,577		7,577

Total equity and liabilities[56]	12,452	6,074	2,597	2,381		2,481	17,767		6,012	3,558	10,771		64,093

For footnotes, see page 291.

     It may not always be possible to achieve a complete matching of asset and liability durations, partly because there is uncertainty over policyholder behaviour, which introduces uncertainty over the receipt of all future premiums and the timing of claims, and partly because the duration of liabilities may exceed the duration of the longest available dated fixed interest investments. In an environment where interest rates and yield curves are falling, insurance operations are exposed to re-investment risk as higher yielding assets held in the portfolio mature and are replaced with lower yielding assets. Given the objective to hold rather than trade investments, the current portfolio of assets includes debt securities issued at a time when yields were higher than those observed in the current market. As a result, the current yield of the debt securities exceeds that which may be obtained on current issues. Management action was taken in relation to certain participating contracts to reduce short-term bonus rates paid to policyholders to manage the immediate strain on the business. Should interest rates and yield curves return to lower levels for prolonged periods, further management actions may be needed.
     The table below shows the composition of assets and liabilities by region and demonstrates that there were sufficient assets to cover the liabilities to policyholders for each region at the end of 2009.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Insurance operations > Financial risks

Balance sheet of insurance manufacturing subsidiaries by geographical region49
(Audited)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Financial assets	35,704	22,337	1,330	2,582	7,610	69,563

– trading assets	–	–	–	–	10	10
– financial assets designated at fair value	14,756	4,758	877	–	4,773	25,164
– derivatives	446	18	3	–	1	468
– financial investments	16,940	14,771	133	2,037	1,968	35,849
– other financial assets	3,562	2,790	317	545	858	8,072

Reinsurance assets	1,100	849	25	19	136	2,129
PVIF[55]	1,022	1,248	113	138	259	2,780
Other assets and investment properties	1,380	498	23	40	316	2,257

Total assets	39,206	24,932	1,491	2,779	8,321	76,729

Liabilities under investment contracts:
– designated at fair value	6,500	4,299	66	–	–	10,865
– carried at amortised cost	–	–	–	–	417	417
Liabilities under insurance contracts	27,845	17,618	1,072	1,268	5,904	53,707
Deferred tax	334	220	27	82	126	789
Other liabilities	1,744	284	54	3	286	2,371

Total liabilities	36,423	22,421	1,219	1,353	6,733	68,149

Total equity	2,783	2,511	272	1,426	1,588	8,580

Total equity and liabilities[56]	39,206	24,932	1,491	2,779	8,321	76,729

At 31 December 2008
Financial assets	31,246	17,865	961	2,625	5,293	57,990

– trading assets	–	–	–	–	39	39
– financial assets designated at fair value	12,605	4,153	581	–	2,936	20,275
– derivatives	258	117	–	–	26	401
– financial investments	14,240	10,689	91	2,040	1,404	28,464
– other financial assets	4,143	2,906	289	585	888	8,811

Reinsurance assets	920	1,004	20	13	126	2,083
PVIF[55]	845	905	81	–	202	2,033
Other assets and investment properties	933	400	9	354	291	1,987

Total assets	33,944	20,174	1,071	2,992	5,912	64,093

Liabilities under investment contracts:
– designated at fair value	5,310	3,895	78	–	–	9,283
– carried at amortised cost	–	–	–	–	284	284
Liabilities under insurance contracts	23,752	13,873	745	1,237	4,076	43,683
Deferred tax	304	161	19	–	103	587
Other liabilities	2,184	190	42	11	252	2,679

Total liabilities	31,550	18,119	884	1,248	4,715	56,516

Total equity	2,394	2,055	187	1,744	1,197	7,577

Total equity and liabilities[56]	33,944	20,174	1,071	2,992	5,912	64,093

For footnotes, see page 291.

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
     The following table analyses the assets held in HSBC’s insurance manufacturing subsidiaries at 31 December 2009 by type of contract, and provides a view of the exposure to financial risk:

Financial assets held by insurance manufacturing subsidiaries
(Audited)

	Life linked		Life non-linked		Non-life		Other
	contracts	[57]	contracts	[58]	insurance	[59]	assets	[54]	Total	[60]
	US$m		US$m		US$m		US$m		US$m
At 31 December 2009
Trading assets
Debt securities	–		–		10		–		10

Financial assets designated at fair value	14,409		8,607		63		2,085		25,164

Treasury bills	46		174		–		3		223
Debt securities	5,086		3,428		63		1,220		9,797
Equity securities	9,277		5,005		–		862		15,144

Financial investments
Held-to-maturity:
– debt securities	–		13,995		186		670		14,851

Available-for-sale	–		17,211		556		3,231		20,998

– Treasury bills	–		–		211		86		297
– other eligible bills	–		26		127		126		279
– debt securities	–		17,169		199		2,787		20,155
– equity securities	–		16		19		232		267

Derivatives	300		165		–		3		468
Other financial assets[61]	861		4,473		1,475		1,263		8,072

	15,570		44,451		2,290		7,252		69,563

At 31 December 2008
Trading assets
Debt securities	–		–		35		4		39

Financial assets designated at fair value	10,263		7,990		52		1,970		20,275

Treasury bills	31		197		–		8		236
Debt securities	4,091		3,109		52		1,625		8,877
Equity securities	6,141		4,684		–		337		11,162

Financial investments
Held-to-maturity:
– debt securities	–		10,411		170		510		11,091

Available-for-sale	–		14,617		690		2,066		17,373

– Treasury bills	–		4		130		128		262
– other eligible bills	–		–		272		126		398
– debt securities	–		14,602		254		1,596		16,452
– equity securities	–		11		34		216		261

Derivatives	173		204		–		24		401
Other financial assets[61]	843		4,752		1,106		2,110		8,811

	11,279		37,974		2,053		6,684		57,990

For footnotes, see page 291.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Insurance operations > Financial risks > Market risk

     The table demonstrates that for linked contracts, HSBC typically designates assets at fair value. For non-linked contracts, the classification of the assets is driven by the nature of the underlying contract.
     The table also shows that approximately 64.4 per cent of financial assets were invested in debt securities at 31 December 2009 (2008: 62.9 per cent) with 22.2 per cent (2008: 19.7 per cent) invested in equity securities.
     In life linked insurance, premium income less charges levied is invested in a portfolio of assets. HSBC manages the financial risks of this product on behalf of the policyholders by holding appropriate assets in segregated funds or portfolios to which the liabilities are linked. Typically, HSBC retains some exposure to market risk as the market value of the linked assets influences the fees charged by HSBC and thereby affects the recoverability of expenses incurred by the Group in managing the product. The assets held to support life linked liabilities represented 22.4 per cent of the total financial assets of HSBC’s insurance manufacturing subsidiaries at the end of 2009 (2008: 19.4 per cent).
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
     Subsidiaries manufacturing products with guarantees usually retain exposures to falls in market interest rates as they result in lower available yields on the assets bought to support guaranteed investment returns payable to policyholders.
     The table below shows, in respect of each category of guarantee, the total liabilities to policyholders established for guaranteed products, the range of investment returns (net of operating costs) implied by the guarantees, and the range of current yields of the investment portfolios supporting the guarantees.

Liabilities to policyholders62
(Audited)

	2009				2008
		Investment				Investment
		returns				returns
	Amount of	implied by		Current	Amount of	implied by		Current
	reserve	guarantee	[63]	yields	reserve	guarantee	[63]	yields
	US$m	%		%	US$m	%		%

Annuities in payment	925	0.0 – 7.5		1.3 – 16.7	744	0.0 – 11.5		6.5 – 28.0
Deferred annuities	943	0.0 – 6.0		0.9 – 15.1	120	0.0 – 6.0		3.9 – 7.4
Immediate annuities	553	6.0 – 9.0		5.4 – 5.4	576	6.0 – 9.0		5.4 – 5.4
Annual return	17,147	0.0 – 4.5		0.8 – 6.2	13,717	0.0 – 4.5		2.2 – 4.9
Annual return	497	4.5 – 6.0		5.1 – 6.5	302	4.5 – 6.0		3.4 – 7.3
Capital	15,866	–		2.4 – 4.3	13,346	–		2.0 – 4.3
For footnotes, see page 291.

     A certain number of these products have been discontinued, including the US$553 million immediate annuity portfolio in HSBC Finance where, as highlighted in the above table, the current portfolio yield is less than the guarantee. On acquisition of this block of business by HSBC Finance, a provision was established to mitigate the shortfall in yields. There has been no further deterioration in the shortfall since acquisition. There are a limited number of additional contracts where the current portfolio yield is less than the guarantee implied by the contract.
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
     A subsidiary holding a portfolio of long-term insurance and investment products, especially with DPF, may attempt to reduce exposure to its local market by investing in assets in countries other than that in which it is based. These assets may be denominated in currencies other than the subsidiary’s local currency. It is often not cost effective for the subsidiary to hedge the foreign exchange exposure associated with these assets, and this exposes it to the risk that its local currency will strengthen against the currency of the related assets.
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
How the risks are managed
(Audited)
HSBC’s insurance manufacturing subsidiaries manage market risk by using some or all of the following techniques, depending on the nature of the contracts they write:
•	for products with DPF, adjusting bonus rates to manage the liabilities to policyholders. Bonus rates are managed by regularly evaluating their sustainability. The effect is that a significant portion of the market risk is borne by the policyholder;
•	as far as possible, matching assets to liabilities. For example, for products with annual return or capital guarantees, HSBC seeks to invest in bonds which produce returns at least equal to the investment returns implied by the guarantees while remaining attentive to the overall portfolio credit quality;
•	using derivatives in a limited number of instances;
•	when designing new products with investment guarantees, evaluating the cost of the guarantee and considering this cost when determining the level of premiums or the price structure;
•	periodically reviewing products identified as higher risk, which contain guarantees and embedded optionality features linked to savings and investment products. The scope of the review would include pricing, risk management and profitability (a control introduced during 2008). Guaranteed products which expose the Group to risk beyond the levels deemed acceptable in any of these categories are either altered or are no longer offered to customers;
•	including features designed to mitigate market risk in new products, such as charging surrender penalties to recoup losses incurred when policyholders surrender their policies; and
•	exiting, to the extent possible, investment portfolios whose risk is considered unacceptable – for example, by implementing asset reallocation strategies in order to manage risk exposures.

The product approval process includes the identification and assessment of the risk embedded in new products.
     Group Insurance Head Office includes a Chief Market and Liquidity Risk Officer reporting to the Chief Risk Officer. Each regional insurance unit

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Insurance operations > Financial risks > Market risk / Credit risk includes an individual responsible for market and liquidity risk.
     As described above, the product approval process includes an identification and assessment of the risk embedded in new products, for example, those including options and guarantees within the contract. When such product features are identified, the product proposal is reviewed by Group Insurance Head Office to ensure that the key risks are identified and appropriate risk management procedures are in place. Management reviews certain exposures more frequently when markets demonstrate increased volatility to ensure that any matters arising are dealt with in a timely fashion.
     Each insurance manufacturing subsidiary is required to have a market risk mandate which specifies the investment instruments in which it is permitted to invest and the maximum quantum of market risk which it is permitted to retain. It is the responsibility of the subsidiary’s ALCO and the Market and Liquidity Risk Committee (sub-committee to the Group Insurance Risk Committee) to ensure that each mandate is consistent with local regulations. All mandates are reviewed and agreed annually by Group Insurance Head Office, and aggregate limits are approved by the Risk Management Meeting of GMB. All market risk mandates include management action loss limits designed to control risk.
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
cash flows, in total and by currency, to a one basis point parallel shift in the discount curves used to calculate the net present values;

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

Sensitivity of HSBC’s insurance manufacturing subsidiaries to risk factors
(Audited)

	2009		2008
	Effect on	Effect on	Effect on	Effect on
	profit for	total	profit for	total
	the year	equity	the year	equity
	US$m	US$m	US$m	US$m

+ 100 basis points parallel shift in yield curves	68	(82)	94	(13)
– 100 basis points parallel shift in yield curves	(69)	92	(82)	24
10 per cent increase in equity prices	19	19	10	10
10 per cent decrease in equity prices	(20)	(20)	(12)	(12)
10 per cent increase in US dollar exchange rate compared to all currencies	20	20	28	29
10 per cent decrease in US dollar exchange rate compared to all currencies	(20)	(20)	(28)	(29)
Sensitivity to credit spread increases	(36)	(91)	(73)	(134)

     The above table illustrates the effect on the aggregated profit for the year and total equity under various interest rate, equity price, foreign exchange rate and credit spread scenarios. Where appropriate, the impact of the stress on the PVIF is included in the results of the stress tests. The relationship between the values of certain assets and liabilities and the risk factors may be non-linear and, therefore, the results disclosed cannot be extrapolated to measure sensitivities to different levels of stress. The sensitivities are stated before allowance for the effect of management actions which may mitigate changes in market rates, and for any factors such as policyholder behaviour that may change in response to changes in market risk.
     The sensitivity of the net profit after tax of HSBC’s insurance subsidiaries to the effects of increases in credit spreads is a fall of US$36 million (2008: US$73 million fall). The sensitivity is calculated using simplified assumptions based on a one-day movement in credit spreads over a two-year period. A confidence level of 99 per cent, consistent with the Group’s VAR, has been applied. Credit spreads experienced some volatility during 2009 but generally improved from the high level at the end of 2008.
Credit risk
(Audited)
Credit risk can give rise to losses through default and can lead to volatility in income statement and balance sheet figures through movements in credit spreads, principally on the US$40.5 billion (2008: US$33.2 billion) non-linked bond portfolio. The exposure of the income statement to the effect of changes in credit spreads is small (see the table above). 52 per cent of the financial assets held by insurance subsidiaries are classified as either held to maturity or available for sale, and consequently any changes in the fair value of these financial investments, absent impairment, would have no impact on the profit after tax.
The exposure of the income statement to the effect of changes in credit spread is small.
     HSBC sells certain unit-linked life insurance contracts which are reinsured with a third-party. These insurance contracts include market return guarantees which are underwritten by the third-party. HSBC is exposed to credit risk to the extent that the third-party (the counterparty) is unable to meet the terms of the guarantees. As highlighted in ‘Market Risk’ above, the cost to the Group of market return guarantees increases when interest rates fall, equity markets fall or market volatility increases. In addition, when determined by reference to a discounted cash flow model in which the discount rate is based on current interest rates, guarantee costs increase in a falling interest rate environment. As a consequence of the improved market conditions in 2009, there has been a reduction in these costs, and hence the Group’s counterparty exposure to the guarantees under the reinsurance agreement at 31 December 2009 was lower than at 31 December 2008. The sale of these contracts ceased in 2008, reflecting the adjusted risk appetite of the business.
     Group Insurance Head Office includes a Chief Credit Risk Officer reporting to the Chief Risk Officer. Each regional insurance unit includes an individual responsible for credit risk.
     The exposure to credit risk products and the management of the risks associated with credit protection products are included in the description of life and non-life insurance risk on pages 266 to 269. HSBC’s insurance manufacturing subsidiaries are responsible for the credit risk, quality and performance of their investment portfolios. Investment credit mandates and limits are set by the subsidiaries and approved by their local insurance ALCOs and Credit Risk functions before being

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Insurance operations > Financial risks > Credit risk

submitted to Group Credit Risk for concurrence. The form and content of the mandates must accord with centrally set investment credit risk guidance regarding credit quality, industry sector concentration and liquidity restrictions, but allow for the inclusion of local regulatory and country-specific conditions. The assessment of the creditworthiness of issuers and counterparties is based primarily upon internationally recognised credit ratings and other publicly available information.
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
     A number of tools are used to manage and monitor credit risk. These include an Early Warning Report which is produced on a weekly basis to identify investments which may be at risk of future impairment. This report is circulated to senior management in Group Insurance Head Office and the Regional Chief Risk Officers, and risk reduction strategies are implemented when considered appropriate. Similarly, a watch list of investments with current credit concerns is circulated weekly.
Credit quality
(Audited)
The following table presents an analysis of treasury bills, other eligible bills and debt securities within HSBC’s insurance business by measures of credit quality. The definitions of the five credit quality classifications are included on page 225. Only assets supporting non-linked liabilities are included in the table as financial risk on assets supporting linked liabilities is predominantly borne by the policyholder. 90.9 per cent (2008: 93.7 per cent) of the assets included in the table are invested in investments rated as ‘Strong’.

Treasury bills, other eligible bills and debt securities in HSBC’s insurance manufacturing subsidiaries (Audited)

	Neither past due nor impaired
		Medium-	Medium-	Sub-
	Strong	good	Satisfactory	standard	Impaired	[64]	Total
	US$m	US$m	US$m	US$m	US$m		US$m
At 31 December 2009

Supporting liabilities under non-linked insurance and investment contracts
Trading assets – debt securities	8	–	2	–			10

Financial assets designated at fair value	2,812	80	704	69			3,665

– treasury and other eligible bills	174	–	–	–			174
– debt securities	2,638	80	704	69			3,491

Financial investments	30,126	1,509	130	148	–		31,913

– treasury and other similar bills	211	–	–	–	–		211
– other eligible bills	153	–	–	–	–		153
– debt securities	29,762	1,509	130	148	–		31,549

	32,946	1,589	836	217	–		35,588

Supporting shareholders’ funds[65]

Financial assets designated at fair value	527	506	180	10			1,223

– treasury and other eligible bills	3	–	–	–			3
– debt securities	524	506	180	10			1,220

Financial investments	3,335	312	16	6	–		3,669

– treasury and other similar bills	82	–	4	–	–		86
– other eligible bills	126	–	–	–	–		126
– debt securities	3,127	312	12	6	–		3,457

	3,862	818	196	16	–		4,892

Total[66]
Trading assets – debt securities	8	–	2	–			10

Financial assets designated at fair value	3,339	586	884	79			4,888

– treasury and other eligible bills	177	–	–	–			177
– debt securities	3,162	586	884	79			4,711

Financial investments	33,461	1,821	146	154	–		35,582

– treasury and other similar bills	293	–	4	–	–		297
– other eligible bills	279	–	–	–	–		279
– debt securities	32,889	1,821	142	154	–		35,006

	36,808	2,407	1,032	233	–		40,480

For footnotes, see page 291.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Insurance operations > Financial risks > Credit risk / Liquidity risk

Treasury bills, other eligible bills and debt securities in HSBC’s insurance manufacturing subsidiaries (continued)

	Neither past due nor impaired
		Medium-	Medium-	Sub-
	Strong	good	satisfactory	standard	Impaired	[64]	Total
	US$m	US$m	US$m	US$m	US$m		US$m
At 31 December 2008

Supporting liabilities under non-linked insurance and investment contracts
Trading assets – debt securities	27	8	–	–			35

Financial assets designated at fair value	2,704	335	319	–			3,358

– treasury and other eligible bills	197	–	–	–			197
– debt securities	2,507	335	319	–			3,161

Financial investments	24,881	718	195	45	4		25,843

– treasury and other similar bills	404	–	2	–	–		406
– debt securities	24,477	718	193	45	4		25,437

	27,612	1,061	514	45	4		29,236

Supporting shareholders’ funds[65]
Trading assets – debt securities	4	–	–	–			4

Financial assets designated at fair value	1,502	110	21	–			1,633

– treasury and other eligible bills	8	–	–	–			8
– debt securities	1,494	110	21	–			1,625

Financial investments	2,033	174	54	99	–		2,360

– treasury and other similar bills	245	–	7	2	–		254
– debt securities	1,788	174	47	97	–		2,106

	3,539	284	75	99	–		3,997

Total[66]
Trading assets – debt securities	31	8	–	–			39

Financial assets designated at fair value	4,206	445	340	–			4,991

– treasury and other eligible bills	205	–	–	–			205
– debt securities	4,001	445	340	–			4,786

Financial investments	26,914	892	249	144	4		28,203

– treasury and other similar bills	649	–	9	2	–		660
– debt securities	26,265	892	240	142	4		27,543

	31,151	1,345	589	144	4		33,233

For footnotes, see page 291.
Issuers of treasury bills, other eligible bills and debt securities in HSBC’s insurance manufacturing subsidiaries (Audited)

	Treasury	Other eligible	Debt
	bills	bills	securities	Total
	US$m	US$m	US$m	US$m
At 31 December 2009
Governments	342	6	8,548	8,896
Local authorities	–	–	886	886
Asset-backed securities	–	–	54	54
Corporates and other	132	273	30,239	30,644

	474	279	39,727	40,480

At 31 December 2008
Governments	467	24	6,109	6,600
Local authorities	–	–	525	525
Asset-backed securities	–	–	14	14
Corporates and other	–	374	25,720	26,094

	467	398	32,368	33,233

     Credit risk also arises when part of the insurance risk incurred by HSBC is assumed by reinsurers. The credit risk exposure to reinsurers is monitored by Group Insurance Head Office and is reported quarterly to the Group Insurance Risk Committee and the Group Insurance Credit Risk Meeting.
     The split of liabilities ceded to reinsurers and outstanding reinsurance recoveries, analysed by credit quality, is shown below. The definitions of the five credit quality classifications are provided on page 225. The Group’s exposure to third parties under the reinsurance agreement described in the Credit Risk section above is included in this table.

Reinsurers’ share of liabilities under insurance contracts
(Audited)

	Neither past due nor impaired				Past due
		Medium-	Medium-	Sub-	but not
	Strong	good	satisfactory	standard	impaired	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2009
Linked insurance contracts[67]	27	804	–	–	–	831
Non-linked insurance contracts[67]	1,133	10	90	5	–	1,238

	1,160	814	90	5	–	2,069

Reinsurance debtors	24	2	11	6	17	60

At 31 December 2008
Linked insurance contracts[67]	9	947	–	–	–	956
Non-linked insurance contracts[67]	1,001	12	50	–	4	1,067

	1,010	959	50	–	4	2,023

Reinsurance debtors	30	–	20	–	10	60
For footnote, see page 291.

Liquidity risk
(Audited)
It is an inherent characteristic of almost all insurance contracts that there is uncertainty over the amount of claims liabilities that may arise, and the timing of their settlement and this leads to liquidity risk.
     There are three aspects considered in liquidity risk. The first of these arises in normal market conditions and is referred to as funding liquidity risk; specifically, the capacity to raise sufficient cash when needed to meet payment obligations. Secondly, market liquidity risk arises when the size of a particular holding may be sufficiently large that a sale cannot be completed around the market price. Finally, there is standby liquidity risk, which refers to the capacity to meet payment terms in abnormal conditions.
     HSBC’s insurance manufacturing subsidiaries primarily fund cash outflows arising from claim liabilities from the following sources:
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
     Each of these techniques contributes to mitigating the three types of liquidity risk described above.
     Every quarter, HSBC’s insurance manufacturing subsidiaries are required to complete and submit liquidity risk reports to Group Insurance Head Office

HSBC HOLDINGS PLC
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
     The following tables show the expected undiscounted cash flows for insurance contract liabilities and the remaining contractual maturity of investment contract liabilities at 31 December 2009.
As indicated in the analyses of life and non-life insurance risks on pages 268 to 269, a significant proportion of the Group’s non-life insurance business is viewed as short-term, with the settlement of liabilities expected to occur within one year of the period of risk. There is a greater spread of expected maturities for the life business where, in a large proportion of cases, the liquidity risk is borne in conjunction with policyholders (wholly in the case of unit-linked business).
     The profile of the expected maturity of the insurance contracts as at 31 December 2009 remained comparable with 2008.

Expected maturity of insurance contract liabilities
(Audited)

	Expected cash flows (undiscounted)[68]
	Within 1 year	1-5 years	5-15 years	Over 15 years	Total
	US$m	US$m	US$m	US$m	US$m

At 31 December 2009
Non-life insurance	1,318	1,277	123	10	2,728
Life insurance (non-linked)	2,393	10,098	17,253	18,231	47,975
Life insurance (linked)	522	2,290	4,483	6,899	14,194

	4,233	13,665	21,859	25,140	64,897

At 31 December 2008
Non-life insurance	1,178	1,186	115	1	2,480
Life insurance (non-linked)	2,527	7,789	16,695	14,432	41,443
Life insurance (linked)	1,295	1,251	3,269	5,390	11,205

	5,000	10,226	20,079	19,823	55,128

For footnote, see page 291.
Remaining contractual maturity of investment contract liabilities
(Audited)

	Liabilities under investment contracts by
	insurance manufacturing subsidiaries[69]
	Linked	Other	Investment
	investment	investment	contracts
	contracts	contracts	with DPF	Total
	US$m	US$m	US$m	US$m

At 31 December 2009
Remaining contractual maturity:
– due within 1 year	477	443	14	934
– due between 1 and 5 years	904	–	20	924
– due between 5 and 10 years	693	–	–	693
– due after 10 years	2,093	–	–	2,093
– undated[70]	3,180	3,492	20,980	27,652

	7,347	3,935	21,014	32,296

At 31 December 2008
Remaining contractual maturity:
– due within 1 year	178	314	–	492
– due between 1 and 5 years	610	21	34	665
– due between 5 and 10 years	482	31	–	513
– due after 10 years	1,649	42	–	1,691
– undated[70]	3,093	3,147	17,732	23,972

	6,012	3,555	17,766	27,333

For footnotes, see page 291.

Present value of in-force long-term insurance business
(Audited)
The HSBC life insurance business is accounted for using the embedded value approach which, inter alia, provides a comprehensive framework for the evaluation of insurance and related risks. The present value of the in-force long-term (‘PVIF’) asset at 31 December 2009 was US$2.8 billion (2008: US$2.0 billion). The present value of the shareholders’ interest in the profits expected to emerge from the book of in-force policies at 31 December can be stress-tested to assess the ability of the life business book to withstand adverse developments. A key feature of the life insurance business is the importance of managing the assets, liabilities and risks in a coordinated fashion rather than individually. This reflects the greater interdependence of these three elements for life insurance than is generally the case for non-life insurance.
     The following table shows the effect on the PVIF of reasonably possible changes in the main economic assumptions, namely the risk-free and risk discount rates, across all insurance manufacturing subsidiaries.
Sensitivity of PVIF to changes in economic assumptions
(Audited)

	PVIF at 31 December
	2009	2008
	US$m	US$m

+ 100 basis point shift in risk-free rate	212	179
– 100 basis point shift in risk-free rate	(145)	(100)
+ 100 basis point shift in risk discount rate	(140)	(109)
– 100 basis point shift in risk discount rate	162	122
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
     The following table shows the movements recorded during the year in respect of total equity and PVIF of insurance operations:

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Insurance operations > PVIF > Non-economic assumptions // Capital management and allocation

Movements in total equity and PVIF of insurance operations
(Audited)

	2009		2008
		PVIF		PVIF
	Total	included in	Total	included in
	equity	total equity	equity	total equity
	US$m	US$m	US$m	US$m

At 1 January	7,577	2,033	8,430	1,965
Value of new business written during the year[71]	600	600	452	452
Movements arising from in-force business:
– expected return	(123)	(123)	(186)	(186)
– experience variances[72]	(44)	(44)	(36)	(36)
– change in operating assumptions	48	48	(7)	(7)
Investment return variances	16	16	(94)	(94)
Changes in investment assumptions	19	19	12	12
Return on net assets	522	–	(310)	–
Exchange differences and other	(83)	231	(93)	(73)
Capital transactions	48	–	(591)	–

At 31 December	8,580	2,780	7,577	2,033

For footnotes, see page 291.

Non-economic assumptions
(Audited)
The policyholder liabilities and PVIF are determined by reference to non-economic assumptions which include, for non-life manufacturers, claims costs and expense rates and, for life manufacturers, mortality and/or morbidity, lapse rates and expense rates. The table below shows the sensitivity of profit for the year to, and total equity at, 31 December 2009 to reasonably possible changes in these non-economic assumptions at that date across all insurance manufacturing subsidiaries, with comparatives for 2008.
     The cost of claims is a risk associated with non-life insurance business. An increase in claims costs would have a negative effect on profit. The main exposures to this scenario are in the UK, Hong Kong, Latin America and Bermuda.
     Mortality and morbidity risk is typically associated with life insurance contracts. The effect of an increase in mortality or morbidity on profit depends on the type of business being written. For a portfolio of term assurance contracts, an increase in mortality usually has a negative effect on profit as the number of claims increases. For a portfolio of annuity contracts, an increase in mortality rates typically has a positive effect on profit as the period over which the benefit is being paid to the policyholder is shortened. However, when an annuity contract includes life cover, the positive effect on profit of the increase in mortality may be offset by the benefits payable under the life insurance. The largest exposures to mortality and morbidity risk exist in France, Hong Kong, the UK and the US.
     Sensitivity to lapse rates is dependent on the type of contracts being written. For insurance contracts, the cost of claims is funded by premiums received and income earned on the investment portfolio supporting the liabilities. For a portfolio of term assurance, an increase in lapse rates typically has a negative effect on profit due to the loss of future premium income on the lapsed policies. For a portfolio of annuity contracts, an increase in lapse rates has a positive effect on profit as the obligation to pay future benefits on the lapsed contracts is extinguished. France, Hong Kong, the UK and the US are the sites which are most sensitive to a change in lapse rates.
     Expense rate risk is the exposure to a change in expense rates. To the extent that increased expenses cannot be passed on to policyholders, an increase in expense rates will have a negative impact on profits.

Sensitivity analysis
(Audited)

	Effect on profit for the year			Effect on total equity
	to 31 December			at 31 December
	Life	Non-life	Total	Life	Non-life	Total
	US$m	US$m	US$m	US$m	US$m	US$m

2009
20% increase in claims costs	–	(191)	(191)	–	(191)	(191)
20% decrease in claims costs	–	190	190	–	190	190
10% increase in mortality and/or morbidity rates	(51)	–	(51)	(51)	–	(51)
10% decrease in mortality and/or morbidity rates	62	–	62	62	–	62
50% increase in lapse rates	(162)	–	(162)	(162)	–	(162)
50% decrease in lapse rates	408	–	408	408	–	408
10% increase in expense rates	(52)	(11)	(63)	(52)	(11)	(63)
10% decrease in expense rates	52	11	63	52	11	63

2008
20% increase in claims costs	–	(122)	(122)	–	(122)	(122)
20% decrease in claims costs	–	121	121	–	121	121
10% increase in mortality and/or morbidity rates	(28)	–	(28)	(28)	–	(28)
10% decrease in mortality and/or morbidity rates	30	–	30	30	–	30
50% increase in lapse rates	(96)	–	(96)	(96)	–	(96)
50% decrease in lapse rates	194	–	194	194	–	194
10% increase in expense rates	(42)	(9)	(51)	(42)	(9)	(51)
10% decrease in expense rates	41	9	50	41	9	50

Capital management and allocation

Capital management
(Audited)
HSBC’s capital management approach is driven by its strategic and organisational requirements, taking into account the regulatory, economic and commercial environment in which it operates.
     It is HSBC’s objective to maintain a strong capital base to support the development of its business and to meet regulatory capital requirements at all times. To achieve this, the Group’s policy is to hold capital in a range of different forms and from diverse sources and all capital raising is agreed with major subsidiaries as part of their individual and the Group’s capital management processes.
     The Group’s policy is underpinned by the Capital Management Framework, which enables HSBC to manage its capital in a consistent and aligned manner. The framework, which is approved by GMB, incorporates a number of different capital measures including market capitalisation, invested capital, economic capital and regulatory capital, defined by HSBC as follows:
•	market capitalisation is the stock market value of the company;

•	invested capital is the equity capital invested in HSBC by its shareholders;
•	economic capital is the internally calculated capital requirement which is deemed necessary by HSBC to support the risks to which it is exposed at a confidence level consistent with a target credit rating of AA; and

•	regulatory capital is the capital which HSBC is required to hold in accordance with the rules established by the FSA for the consolidated Group and by HSBC’s local regulators for individual Group companies.
     The Group has identified the following as being the material risks faced and managed through the Capital Management Framework: credit, market, operational, interest rate risk in the banking book, pension fund, residual and insurance risks. All these risks pose a significantly greater challenge in a severe economic downturn and management’s response to these risks has, correspondingly, been intensified in the current conditions.
     Stress testing is incorporated into the Capital Management Framework and is used as an important mechanism in understanding the sensitivities of the core assumptions in the Group’s capital plans to the adverse effect of extreme, but plausible, events. Stress testing allows senior management to formulate its response in advance of conditions starting to exhibit the stress scenarios identified. The actual market stresses which occurred throughout the

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Capital management and allocation > Capital measurement and allocation financial system during the past two years have been used to inform the capital planning process and further develop the stress scenarios employed by the Group.
     The responsibility for global capital allocation principles and decisions rests with GMB. Through its structured internal governance processes, HSBC maintains discipline over its investment and capital allocation decisions and seeking to ensure that returns on investment are adequate after taking account of capital costs. HSBC’s strategy is to allocate capital to businesses on the basis of their economic profit generation, regulatory and economic capital requirements and cost of capital.
     HSBC’s capital management process is articulated in an annual Group capital plan which is approved by the Board. The plan is drawn up with the objective of maintaining both the appropriate amount of capital and the optimal mix between the different components of capital. When HSBC Holdings and its major subsidiaries raise non-equity tier 1 capital and subordinated debt, this is done in accordance with the Group’s guidelines on market and investor concentration, cost, market conditions, timing, effect on composition and maturity profile. Each subsidiary manages its own capital to support its planned business growth and meet its local regulatory requirements within the context of the approved annual Group capital plan. In accordance with HSBC’s Capital Management Framework, capital generated by subsidiaries in excess of planned requirements is returned to HSBC Holdings, normally by way of dividends.
     HSBC Holdings is primarily the provider of equity capital to its subsidiaries and these investments are substantially funded by HSBC Holdings’ own capital issuance and profit retention. As part of its capital management process, HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and that of its investment in subsidiaries.
     During 2009, the Group targeted a tier 1 ratio within the range 7.5 to 10.0 per cent for the purposes of its long-term capital planning. This was an increase on the 2008 range of 7.5 to 9.0 per cent, and reflected revised market expectations on capital strength and the higher volatility of capital requirements which resulted from pro-cyclicality embedded within the Basel II rules. The tier 1 ratio increased to 10.8 per cent at 31 December 2009 (2008: 8.3 per cent) and notwithstanding that this lies outside the target range noted above, HSBC is satisfied that, in light of the current evolution of the regulatory framework, this is appropriate.
Capital measurement and allocation
The FSA supervises HSBC on a consolidated basis and therefore receives information on the capital adequacy of, and sets capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements.
     HSBC calculates capital at a Group level using the Basel II framework of the Basel Committee on Banking Supervision; local regulators are at different stages of implementation and local rules may still be on a Basel I basis, notably in the US. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.
     Basel II is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The Capital Requirements Directive (‘CRD’) implemented Basel II in the EU and the FSA then gave effect to the CRD by including the requirements of the CRD in its own rulebooks.
Capital
HSBC’s capital is divided into two tiers:
•	tier 1 capital is divided into core tier 1 and other tier 1 capital. Core tier 1 capital comprises shareholders’ equity and related minority interests. The book values of goodwill and intangible assets are deducted from core tier 1 capital and other regulatory adjustments are made for items reflected in shareholders’ equity which are treated differently for the purposes of capital adequacy. Qualifying hybrid capital instruments such as non-cumulative perpetual preference shares and innovative tier 1 securities are included in other tier 1 capital;

•	tier 2 capital comprises qualifying subordinated loan capital, related minority interests, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available-for-sale. Tier 2 capital also includes reserves arising from the revaluation of properties.
     To ensure the overall quality of the capital base, the FSA’s rules set limits on the amount of hybrid capital instruments that can be included in tier 1 capital relative to core tier 1 capital, and also limits overall tier 2 capital to no more than tier 1 capital.
     The basis of consolidation for financial accounting purposes is described on page 367 and differs from that used for regulatory purposes. Investments in banking associates, which are equity accounted in the financial accounting consolidation, are proportionally consolidated for regulatory purposes. Subsidiaries and associates engaged in insurance and non-financial activities are excluded from the regulatory consolidation and are deducted from regulatory capital. The regulatory consolidation does not include SPEs where significant risk has been transferred to third parties. Exposures to these SPEs are risk-weighted as securitisation positions for regulatory purposes.
Pillar 1
Pillar 1 covers the capital resources requirements for credit risk, market risk and operational risk. Credit risk also covers both counterparty credit risk and securitisation requirements. All these requirements are expressed in terms of risk-weighted assets (‘RWA’s).
Credit risk
Basel II provides three approaches of increasing sophistication to the calculation of pillar 1 credit risk capital requirements. The most basic, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties and group other counterparties into broad categories and apply standardised risk weightings to these categories. The next level, the internal ratings-based (‘IRB’) foundation approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of the probability that a counterparty will default (‘PD’), but subjects their quantified estimates of exposure at default (‘EAD’) and loss given default (‘LGD’) to standard supervisory parameters. Finally, the IRB advanced approach allows banks to use their own internal assessment in both determining PD and quantifying EAD and LGD.
     The capital resources requirement, which is intended to cover unexpected losses, is derived from a formula specified in the regulatory rules, which incorporates these factors and other variables such as maturity and correlation. Expected losses under the IRB approaches are calculated by multiplying PD by EAD and LGD. Expected losses are deducted from capital to the extent that they exceed accounting impairment allowances.
     For credit risk, with the FSA’s approval, HSBC has adopted the IRB advanced approach for the majority of its business, with the remainder on either IRB foundation or standardised approaches.
     For consolidated group reporting, the FSA’s rules permit the use of other regulators’ standardised approaches where they are considered equivalent. The use of other regulators’ IRB approaches is subject to the agreement of the FSA. Under the Group’s Basel II rollout plans, a number of Group companies are in transition to advanced IRB approaches. At December 2009, corporate portfolios in France, Hong Kong and Rest of Asia- Pacific completed the transition from foundation to advanced IRB approaches. Other Group companies and portfolios remain on the standardised or foundation approaches under Basel II, pending definition of local regulations or model approval, or under exemptions from IRB treatment.
Counterparty credit risk
Counterparty credit risk in both the trading and non-trading books is the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction. Three approaches to calculating counterparty credit risk and determining exposure values are defined by Basel II: standardised, mark-to-market and internal model method. These exposure values are used to determine capital requirements under one of the credit risk approaches; standardised, IRB foundation and IRB advanced.
     HSBC uses the mark-to-market and internal model method approaches for counterparty credit risk. Its longer-term aim is to migrate more positions from the mark-to-market to the internal model method approach.
Securitisation
Basel II specifies two methods for calculating credit risk requirements for securitisation positions in the non-trading book, being the standardised and IRB approaches. Both approaches rely on the mapping of rating agency credit ratings to risk weights, which range between 7 per cent and 1,250 per cent. Positions that would otherwise be weighted at 1,250 per cent are deducted from capital. Within the IRB approach, HSBC uses the Ratings Based Method for the majority of its non-trading book securitisation positions, and the Internal Assessment Approach for unrated liquidity facilities and programme wide enhancements for asset-backed securitisations.
     HSBC uses the IRB approach for the majority of its non-trading book securitisation positions, while those in the trading book are treated like other market risk positions.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Capital management and allocation > Capital measurement and allocation

Market risk
Market risk is the risk that movements in market risk factors, including foreign exchange, commodity prices, interest rates, credit spread and equity prices will reduce HSBC’s income or the value of its portfolios. Market risk is measured, with FSA permission, using Value at Risk (‘VAR’) models, or the standard rules prescribed by the FSA.
     HSBC uses both VAR and standard rules approaches for market risk. Its longer-term aim is to migrate more positions from standard rules to VAR.
Operational risk
Basel II includes capital requirements for operational risk, again utilising three levels of sophistication. The capital required under the basic indicator approach is a simple percentage of gross revenues, whereas under the standardised approach it is one of three different percentages of gross revenues allocated to each of eight defined business lines. Both these approaches use an average of the last three financial years’ revenues. Finally, the advanced measurement approach uses banks’ own statistical analysis and modelling of operational risk data to determine capital requirements.
     HSBC has adopted the standardised approach in determining its Group operational risk capital requirements.
Pillar 2
The second pillar of Basel II (Supervisory Review and Evaluation Process) involves both firms and regulators taking a view on whether a firm should hold additional capital against risks not covered in pillar 1. Part of the pillar 2 process is the Internal Capital Adequacy Assessment Process which is the firm’s self assessment of the levels of capital that it needs to hold. The pillar 2 process culminates in the FSA providing firms with Individual Capital Guidance (‘ICG’). The ICG is set as a capital resources requirement higher than that required under pillar 1.
Pillar 3
Pillar 3 of Basel II is related to market discipline and aims to make firms more transparent by requiring them to publish specific, prescribed details of their risks, capital and risk management under the Basel II framework. HSBC published its first full set of pillar 3 disclosures for 31 December 2008, including quantitative tables, on 11 May 2009. Pillar 3 Disclosures 2009 is published as a separate document on the Group Investor Relations website.
Future developments
The regulation and supervision of financial institutions is currently undergoing a period of significant change in response to the global financial crisis. Increased capital requirements for market risk and securitisations have already been announced by the Basel Committee and are due for implementation in the EU in 2011. The Basel Committee issued further proposals in a Consultative Document ‘Strengthening the resilience of the banking sector’ on 17 December 2009. The Committee’s proposals are part of global initiatives to strengthen the financial regulatory system, and have been endorsed by the Financial Stability Board and the G20 leaders. A comprehensive impact assessment will be carried out on the proposals in the first half of 2010, with the aim of developing a fully calibrated set of standards by the end of 2010. The proposals will be phased in as financial conditions improve and the economic recovery is assured, with the aim of implementation by the end of 2012. Within this context, the Basel Committee will also consider appropriate transition and grandfathering arrangements. The consultation period for these proposals closes on 16 April 2010.

Capital structure at 31 December

	2009	2008
	US$m	US$m

Composition of regulatory capital (Audited)
Tier 1 capital
Shareholders’ equity	135,252	106,301

Shareholders’ equity per balance sheet[73]	128,299	93,591
Preference share premium	(1,405)	(1,405)
Other equity instruments	(2,133)	(2,133)
Deconsolidation of special purpose entities[74]	10,491	16,248

Minority interests	3,932	3,616

Minority interests per balance sheet	7,362	6,638
Preference share minority interests	(2,395)	(2,110)
Minority interest transferred to tier 2 capital	(678)	(626)
Minority interest in deconsolidated subsidiaries	(357)	(286)

Regulatory adjustments to the accounting basis	164	349

Unrealised losses on available-for-sale debt securities[75]	906	5,191
Own credit spread	(1,050)	(5,744)
Defined benefit pension fund adjustment[76]	2,508	1,822
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	(2,226)	(1,726)
Cash flow hedging reserve	26	806

Deductions	(33,088)	(29,994)

Goodwill capitalised and intangible assets	(28,680)	(26,861)
50% of securitisation positions	(1,579)	(989)
50% of tax credit adjustment for expected losses	546	516
50% of excess of expected losses over impairment allowances	(3,375)	(2,660)

Core tier 1 capital	106,260	80,272

Other tier 1 capital before deductions	15,798	14,926

Preference share premium	1,405	1,405
Preference share minority interests	2,395	2,110
Innovative tier 1 securities	11,998	11,411

Deductions	99	138

Unconsolidated investments[77]	(447)	(378)
50% of tax credit adjustment for expected losses	546	516

Tier 1 capital	122,157	95,336

Tier 2 capital
Total qualifying tier 2 capital before deductions	50,075	49,394

Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	2,226	1,726
Collective impairment allowances[78]	4,120	3,168
Perpetual subordinated debt	2,987	2,996
Term subordinated debt	40,442	41,204
Minority interest in tier 2 capital	300	300

Total deductions other than from tier 1 capital	(16,503)	(13,270)

Unconsolidated investments[77]	(11,547)	(9,613)
50% of securitisation positions	(1,579)	(989)
50% of excess of expected losses over impairment allowances	(3,375)	(2,660)
Other deductions	(2)	(8)

Total regulatory capital	155,729	131,460

Risk-weighted assets
(Unaudited)
Credit risk	903,518	882,597
Counterparty credit risk	51,892	73,999
Market risk	51,860	70,264
Operational risk	125,898	121,114

Total	1,133,168	1,147,974

For footnotes, see page 291.

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Capital management and allocation > Capital structure / Movement in tier 1 capital and RWAs // Subsidiaries’ RWAs > Footnotes

	2009	2008
	%	%
Capital ratios (Unaudited)
Core tier 1 ratio	9.4	7.0
Tier 1 ratio	10.8	8.3
Total capital ratio	13.7	11.4
Source and application of tier 1 capital

	2009	2008
	US$m	US$m

Movement in tier 1 capital (Audited)
Opening tier 1 capital[79]	95,336	101,685
Contribution to tier 1 capital from profit for the year	10,247	11,682

Consolidated profits attributable to shareholders of the parent company	5,834	5,728
Removal of own credit spread net of tax	4,413	(4,610)
Goodwill write-offs	–	10,564

Net dividends	(3,969)	(7,708)

Dividends	(5,639)	(11,301)
Add back: shares issued in lieu of dividends	1,670	3,593

Decrease/(increase) in goodwill and intangible assets deducted	(1,819)	1,430
Ordinary shares issued	18,399	470

Rights issue (net of expenses)[80]	18,326	–
Other	73	470

Innovative tier 1 securities issued	–	2,133
Foreign currency translation differences	4,837	(11,980)
Other[79]	(874)	(2,376)

Closing tier 1 capital	122,157	95,336

Movement in risk-weighted assets (Unaudited)
At 1 January[79]	1,147,974	1,164,649
Movements	(14,806)	(16,675)

At 31 December	1,133,168	1,147,974

For footnotes, see page 291.

Movement in tier 1 capital
(Audited)
HSBC complied with the FSA’s capital adequacy requirements throughout 2009 and 2008. The rights issue increased tier 1 capital by US$17.8 billion. Profits attributable to shareholders of the parent company of US$5.8 billion included losses of US$4.4 billion from own credit spread, net of tax, which do not impact regulatory capital. The resulting contribution to tier 1 capital was therefore US$10.2 billion less net dividends of US$4.0 billion after taking account of shares issued in lieu of dividends. The weakening US dollar caused foreign currency translation differences to increase tier 1 capital by US$4.8 billion.
Movement in risk-weighted assets
(Unaudited)
Total risk-weighted assets decreased by US$14.8 billion, or 1.3 per cent. Foreign currency translation effects are estimated to have increased RWAs by US$40 billion, mainly as a result of the weakening of the US dollar, particularly against sterling and the Brazilian real, resulting in an estimated underlying decrease of US$55 billion in RWAs. Of this underlying decrease, US$19 billion was due to credit risk RWAs, reflecting decreases in Europe and North America being offset by increases in Asia. Market risk and counterparty credit risk RWAs decreased by US$41 billion, primarily due to reduced market volatility and active exposure management. Operational risk RWAs increased by US$4.8 billion because the three-year averaging of gross revenues used in the calculation now includes revenues for 2009 in place of 2006.

Risk-weighted assets by principal subsidiary
(Unaudited)
In order to give an indication of how HSBC’s capital is deployed, the table below analyses the disposition of RWAs by principal subsidiary. The RWAs are calculated using FSA rules and exclude intra-HSBC items.

Risk-weighted assets by principal subsidiary
(Unaudited)

	2009	2008
	US$m	US$m

The Hongkong and Shanghai Banking Corporation	288,225	247,626

Hang Seng Bank	60,991	44,211
HSBC Bank Malaysia[81]	8,606	–
The Hongkong and Shanghai Banking Corporation and other subsidiaries	218,628	203,415

HSBC Bank	318,570	379,695

HSBC Private Banking Holdings (Suisse)	20,200	20,422
HSBC France	50,462	65,557
HSBC Bank and other subsidiaries	247,908	293,716

HSBC North America	363,622	373,955

HSBC Finance	174,595	187,660
HSBC Bank Canada	34,831	35,336
HSBC Bank USA and other subsidiaries	154,196	150,959

HSBC Mexico	22,624	21,037
HSBC Bank Middle East	33,773	35,217
HSBC Bank Malaysia	–	11,182
HSBC Brazil	41,782	30,851
HSBC Bank Panama	9,142	9,498
Bank of Bermuda	4,663	4,759
Other	50,767	34,154

	1,133,168	1,147,974

For footnote, see below.
Footnotes to Risk
Credit risk

1	The amount of the loan commitments reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. In addition to those amounts, there is a further maximum possible exposure to credit risk of US$62,286 million (2008: US$35,849 million), reflecting the full take-up of such irrevocable loan commitments. The take-up of such offers is generally at modest levels.

2	As discussed further under ‘Write-off of loans and advances’, there was a change in the write-off period in North America during 2009. The effect of this change was an acceleration of write-offs which reduced residential mortgages by US$1,924 million, other personal loans by US$1,340 million and total personal lending by US$3,264 million, with a corresponding reduction in impairment allowances. There was no significant effect on net loans and advances or loan impairment charges.

3	Residential mortgages include Hong Kong Government Home Ownership Scheme loans of US$3,456 million at 31 December 2009 (2008: US$3,882 million). Where disclosed, earlier comparatives were 2007: US$3,942 million; 2006: US$4,078 million; 2005: US$4,680 million.

4	Other personal loans and advances include second lien mortgages and other property-related lending.

5	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.

6	Included within Gross loans and advances to customers is credit card lending of US$68,289 million (2008: US$75,266 million). Where disclosed, earlier comparatives were 2007: US$82,854 million; 2006: US$74,518 million; 2005: US$66,020 million.

7	The Middle East is disclosed as a separate geographical region with effect from 1 January 2009. Previously, it formed part of Rest of Asia-Pacific. Comparative data have been restated accordingly.

8	As discussed further under ‘Write-off of loans and advances’, there was a change in the write-off period in North America during 2009. The effect of this change was an acceleration of write-offs which reduced gross loans and advances to customers and loans classified as impaired by US$3,264 million, with a corresponding reduction in impairment allowances. There was no significant effect on net customer loans and advances or loan impairment charges.

9	Includes residential mortgages of HSBC Bank USA and HSBC Finance.

10	Comprising Hong Kong, Rest of Asia-Pacific, Middle East and Latin America.

11	As discussed further under ‘Write-off of loans and advances’, there was a change in the write-off period in North America during 2009. The effect of this change was an acceleration of write-offs which reduced residential mortgages by US$1,924 million, second lien mortgages by US$425 million and total mortgage lending by US$2,349 million, with a corresponding reduction in impairment allowances. There was no significant effect on net loans and advances or loan impairment charges.

12	Negative equity arises when the value of the loan exceeds the value of available equity, generally based on values at origination date.

13	Loan-to-value ratios are generally based on values at the balance sheet date. The comparative data for the UK and the US are restated accordingly (previously these ratios were presented based on origination date).

HSBC HOLDINGS PLC
Report of the Directors: Risk (continued)

Footnotes

14	HSBC Finance lending is shown on a management basis and includes loans transferred to HSBC USA Inc. which are managed by HSBC Finance.

15	As discussed further under ‘Write-off of loans and advances’ on page 205, there was a change in the write-off policy in North America during 2009. The effect of this change was a one-off acceleration of write-offs. Excluding this, HSBC Finance mortgage lending at 31 December 2009 totalled US$63,724 million, of which US$52,914 million was fixed rate, US$9,537 million was adjustable rate and US$1,274 million was interest only. Of the total, US$55,625 million was first lien and US$8,098 million was second lien.

16	Stated income lending forms a subset of total mortgage services lending across all categories.

17	By states which individually account for 5 per cent or more of HSBC Finance’s US customer loan portfolio.

18	Percentages are expressed as a function of the relevant loans and receivables balance.

19	The average loss on sale of foreclosed properties is calculated as cash proceeds after deducting selling costs and commissions, minus the book value of the property when it was moved to ‘Real estate owned’, divided by the book value of the property when it was moved to ‘Real estate owned’.

20	The average total loss on foreclosed properties sold during each quarter includes both the loss on sale and the cumulative write-downs recognised on the loans up to and upon classification as ‘Real estate owned’. This average total loss on foreclosed properties is expressed as a percentage of the book value of the property prior to its transfer to ‘Real estate owners’.

21	HSBC observes the disclosure convention that, in addition to those classified as EL9 to EL10, retail accounts classified EL1 to EL8 that are delinquent by 90 days or more are considered impaired, unless individually they have been assessed as not impaired (see page 229, ‘Past due but not impaired financial instruments’).

22	The EL percentage is derived through a combination of PD and LGD, and may exceed 100 per cent in circumstances where the LGD is above 100 per cent reflecting the cost of recoveries.

23	Impairment allowances are not reported for financial instruments whereby the carrying amount is reduced directly for impairment and not through the use of an allowance account.

24	Impairment is not measured for assets held in trading portfolios or designated at fair value as assets in such portfolios are managed according to movements in fair value, and the fair value movement is taken directly to the income statement. Consequently, all such balances are reported under ‘Neither past due nor impaired’.

25	Includes asset-backed securities that have been externally rated as strong (2009: US$5,707 million; 2008: US$7,991 million), medium-good (2009: US$881 million; 2008: nil), medium-satisfactory (2009: US$311 million; 2008: nil), sub-standard (2009: US$468 million; 2008: nil) and impaired (2009: US$460 million; 2008: nil).

26	The balances reported at 31 December 2008 for individually and collectively assessed impaired loans and advances to customers have been restated by US$1.0 billion as a result of a reclassification, for disclosure purposes, of an element of a mortgage portfolio. There has been no change to total impaired loans or total impairment allowances.

27	Impaired loans and advances are those classified as CRR 9, CRR 10, EL 9 or EL 10 and all retail loans 90 days or more past due, unless individually they have been assessed as not impaired (see page 229, ‘Past due but not impaired financial instruments’).

28	Collectively assessed loans and advances comprise homogeneous groups of loans that are not considered individually significant, and loans subject to individual assessment where no impairment has been identified on an individual basis, but on which a collective impairment allowance has been calculated to reflect losses which have been incurred but not yet identified.

29	Collectively assessed loans and advances not impaired are those classified as CRR1 to CRR8 and EL1 to EL8 but excluding retail loans 90 days past due.

30	The impairment allowances on loans and advances to banks relate to the geographical regions, Europe and Middle East.

31	Net of reverse repo transactions, settlement accounts and stock borrowings.

32	As a percentage of loans and advances to banks and loans and advances to customers, as applicable.

33	Includes movement in impairment allowances against banks.

34	See table below ‘Net loan impairment charge to the income statement by geographical region’.

35	Collectively assessed impairment allowances are allocated to geographical segments based on the location of the office booking the allowances or provisions. Consequently, the collectively assessed impairment allowances booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in Rest of Asia-Pacific, as well as those booked in Hong Kong.

36	Ratio excludes trading loans classified as in default.
Liquidity and funding

37	This comprises the Group’s other main banking subsidiaries and, as such, includes businesses spread across a range of locations, in many of which HSBC may require a higher ratio of net liquid assets to customer liabilities to reflect local market conditions.

38	Unused committed sources of secured funding for which eligible assets were held.

39	Client-originated asset exposures relate to consolidated multi-seller conduits (see page 191). These vehicles provide funding to Group customers by issuing debt secured by a diversified pool of customer-originated assets.

40	HSBC-managed asset exposures relate to consolidated securities investment conduits, primarily Solitaire and Mazarin (see page 191). These vehicles issue debt secured by ABSs which are managed by HSBC. Of the total contingent liquidity risk under this category, US$18.7 billion was already funded on-balance sheet at 31 December 2009 (2008: US$25.3 billion) leaving a net contingent exposure of US$10.4 billion (2008: US$9.5 billion).

41	Other conduit exposures relate to third-party sponsored conduits (see page 194).

42	The five largest committed liquidity facilities provided to customers other than those facilities to conduits.

43	The total of all committed liquidity facilities provided to the largest market sector, other than those facilities to conduits.
Market risk

44	The structural foreign exchange risk is monitored using sensitivity analysis (see page 455). The reporting of commodity risk is consolidated with foreign exchange risk and is not applicable to non-trading portfolios.

45	The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included in the Group VAR. The management of this risk is described on page 258.

46	Credit spread sensitivity is reported separately for insurance operations (see page 277).

47	The effect of any month-end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.

48	The total VAR is non-additive across risk types due to diversification effects.

Risk management of insurance operations

49	HSBC has no insurance manufacturing subsidiaries in the Middle East.

50	Insurance contracts and investment contracts with discretionary participation features (‘DPF’) can give policyholders the contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that may be a significant portion of the total contractual benefits, but whose amount and timing is determined by HSBC. These additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts.

51	Although investment contracts with DPF are financial investments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.

52	Net written insurance premiums represent gross written premiums less gross written premiums ceded to reinsurers.

53	Term assurance includes credit life insurance.

54	Other assets comprise shareholder assets.

55	Present value of in-force long-term insurance contracts and investment contracts with DPF.

56	Does not include assets, liabilities and shareholders’ funds of associated insurance company, Ping An Insurance, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.

57	Comprise life linked insurance contracts and linked long-term investment contracts.

58	Comprise life non-linked insurance contracts and non-linked long-term investment contracts.

59	Comprises non-life insurance contracts.

60	Does not include financial assets of associated insurance company, Ping An Insurance, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank if Commerce Life Insurance Company Limited.

61	Comprise mainly loans and advances to banks, cash and intercompany balances with other non-insurance legal entities.

62	The table excludes contracts where the market risk is 100 per cent reinsured.

63	Excluding guarantees from associated insurance company, Ping An Insurance, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.

64	Impairment is not measured for debt securities held in trading portfolios or designated at fair value, as assets in such portfolios are managed according to movements in fair value, and the fair value movement is taken directly through the income statement. Consequently, all such balances are reported under ‘neither past due nor impaired’.

65	Shareholders’ funds comprise solvency and unencumbered assets.

66	Does not include treasury bills, other eligible bills and debt securities held by associated insurance company, Ping An Insurance, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.

67	Does not include reinsurers’ share of liabilities under insurance contracts and reinsurance debtors of associated insurance company, Ping An Insurance, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.

68	Do not include insurance contracts issued by associated insurance company, Ping An Insurance, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.

69	Do not include investment contracts issued by associated insurance company, Ping An Insurance, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.

70	In most cases, policyholders have the option to terminate their contracts at any time and receive the surrender values of their policies. These may be significantly lower than the amounts shown above.

71	Value of net new business during the year is the present value of the projected stream of profits from the business.

72	Experience variances include the effect of the difference between demographic, expense and persistency assumptions used in the previous PVIF calculation and actual experience observed during the year.
Capital management and allocation

73	Includes externally verified profits for the year to 31 December 2009.

74	Mainly comprises unrealised losses on available-for-sale debt securities within special purpose entities which are excluded from the regulatory consolidation.

75	Under FSA rules, unrealised gains/losses on debt securities net of tax must be excluded from capital resources.

76	Under FSA rules, the defined benefit liability may be substituted with the additional funding that will be paid into the relevant schemes over the following five year period.

77	Mainly comprise investments in insurance entities.

78	Under FSA rules, collective impairment allowances on loan portfolios on the standardised approach are included in tier 2 capital.

79	Opening capital items as at 1 January 2008 are pro forma and unaudited.

80	Rights issue excludes US$493 million of losses arising on derivative contracts and certain fees, which are recognised in the income statement.

81	HSBC Bank Malaysia was transferred within the Group to the ownership of The Hongkong and Shanghai Banking Corporation with effect from 2 January 2009.

HSBC HOLDINGS PLC
Report of the Directors: Governance

Corporate Governance / Biographies > Directors

Corporate Governance Report

The statement of corporate governance practices set out on pages 294 to 351 and information incorporated by reference constitutes the Corporate Governance Report of HSBC Holdings.
Directors

S K Green, Group Chairman
Age 61. An executive Director since 1998; Group Chief Executive from 2003 to 2006. Joined HSBC in 1982. Chairman of the Nomination Committee since 26 February 2010. Chairman of HSBC Bank plc. A director of HSBC North America Holdings Inc. and The Hongkong and Shanghai Banking Corporation Limited. Chairman and a director of HSBC Private Banking Holdings (Suisse) SA until 25 February 2010. Ceased to be a director of HSBC France on 16 February 2010. Chairman of The British Bankers’ Association and, since 30 April 2009, a non-executive Director of BASF SE.
     Mr Green is a career banker having joined The Hongkong and Shanghai Banking Corporation Limited in 1982 with responsibility for corporate planning activities. He was Group Treasurer, with responsibility for HSBC’s treasury and capital markets businesses globally from 1992 to 1998, and executive Director, Corporate, Investment Banking and Markets, from 1998 to 2003, when he was appointed Group Chief Executive. He has worked in Hong Kong, New York, the Middle East and London and has extensive international experience and knowledge of the HSBC Group.
M F Geoghegan, CBE, Group Chief Executive
Age 56. An executive Director since 2004. Joined HSBC in 1973. Chairman of the Group Management Board. Chairman of The Hongkong and Shanghai Banking Corporation Limited since 1 February 2010 and chairman of HSBC Bank Canada. Deputy chairman of HSBC Bank plc. A director of HSBC Latin America Holdings (UK) Limited having ceased to be chairman on 4 December 2009. A director of HSBC North America Holdings Inc. Ceased to be chairman and a director of HSBC Bank USA, N.A. and HSBC USA Inc. on 7 May 2009. Chief Executive of HSBC Bank plc from 2004 to 2006. Responsible for all of HSBC’s business throughout South America from 2000 to 2003. President of HSBC Bank Brasil S.A. – Banco Múltiplo from 1997 to 2003.
     Mr Geoghegan is a career banker with over 35 years’ international experience with HSBC. He has worked in the Americas, Asia, the Middle East and Europe. He established the Group’s operations in Brazil in 1997 following the creation of Banco HSBC Bamerindus S.A and in 2003 he was honoured with a CBE in recognition of his contribution to British business interests in Brazil.

†	S A Catz

Age 48. President of Oracle Corporation. A non-executive Director since May 2008. Managing Director of Donaldson, Lufkin & Jenrette from 1997 to 1999. Joined Oracle in 1999 and appointed to the Board of Directors in 2001.

Ms Catz brings to the Board a background in international business leadership, having helped transform Oracle into the second biggest producer of management software and the world’s leading supplier of software for information management.

V H C Cheng, GBS, OBE

Age 61. Chairman of HSBC Bank (China) Company Limited and, since 21 January 2010, of HSBC Bank (Taiwan) Limited. An executive Director since February 2008. Joined HSBC in 1978. Appointed a Group General Manager in 1995 and a Group Managing Director in 2005. A director of HSBC Bank (Vietnam) Limited. An independent non-executive director of Great Eagle Holdings Limited and, since 10 July 2009, of MTR Corporation Limited. Vice chairman of the China Banking Association. A member of the National Committee of the 11th Chinese People’s Political Consultative Conference (‘CPPCC’) and a senior adviser to the 11th Beijing Municipal Committee of the CPPCC. Chairman and a director of The Hongkong and Shanghai Banking Corporation Limited until 1 February 2010 and of HSBC Global Asset Management (Hong Kong) Limited until 4 February 2010. A director of HSBC Bank Australia Limited and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority until 1 February 2010. A non-executive director of Swire Pacific Limited from 2005 to 2008. Awarded the Gold Bauhinia Star by the Hong Kong Government in 2005.

Mr Cheng is a career banker with extensive international business experience particularly in Asia. Mr Cheng is Vice President of the Hong Kong Institute of Bankers and was chairman of the Process Review Panel for the Securities and Futures Commission and of the Standing Committee on Directorate Salaries and Conditions of Service of the Hong Kong Government. Chairman of the Council of the Chinese University of Hong Kong since 24 October 2009. Seconded to the Hong Kong Government’s Central Policy Unit from 1989 to 1991 serving as an adviser to the Governor of Hong Kong.
†	M K T Cheung, GBS, OBE

Age 62. Non-executive chairman of the Airport Authority Hong Kong. A non-executive Director since 1 February 2009 and a member of the Group Audit Committee since 1 March 2010. A non-executive director of Hang Seng Bank Limited, HKR International Limited and Hong Kong Exchanges and Clearing Limited. A non-official member of the Executive Council of the Hong Kong Special Administrative Region. Non-executive chairman of the Council of the Hong Kong University of Science and Technology. A director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Limited. Ceased to be a non-executive director of Sun Hung Kai Properties Limited on 9 December 2009. Chairman and Chief Executive Officer of KPMG Hong Kong from 1996 to 2003. A Council Member of the Open University of Hong Kong until 19 June 2009. Awarded the Gold Bauhinia Star by the Hong Kong Government in 2008.

Dr Cheung brings to the Board a background in international business and financial accounting, particularly in Greater China and the wider Asian economy. He retired from KPMG Hong Kong in 2003 after more than 30 years’ distinguished service with the firm. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

†	J D Coombe

Age 64. Non-executive chairman of Hogg Robinson Group plc. A non-executive Director since 2005. A member of the Group Audit Committee, the Remuneration Committee and, since 26 February 2010, the Group Risk Committee. A non-executive director of Home Retail Group plc. A trustee of the Royal Academy Trust. Former appointments include: executive director and Chief Financial Officer of GlaxoSmithKline plc; a non-executive director of GUS plc; a member of the Supervisory Board of Siemens AG; chairman of The Hundred Group of Finance Directors and a member of the Accounting Standards Board.

Mr Coombe brings to the Board a background in international business, financial accounting and the pharmaceutical industry. As Chief Financial Officer of GlaxoSmithKline he had responsibility for the Group’s financial operations globally. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Biographies > Directors

†	J L Durán

Age 45. Chief Executive Officer of Devanlay SA since 1 July 2009. A non-executive Director since January 2008. A non-executive director of France Telecom. Senior adviser for the Boston Consulting Group during the first half of 2009. Chief Executive of Carrefour SA until December 2008. Former appointments at Carrefour SA include: chairman of its Management Board of Directors; Chief Financial Officer and Managing Director, Organisation and Systems.

Mr Durán brings to the Board a background in international finance, retail and consulting in developed and emerging markets. He joined Carrefour SA in 1991 and held a number of positions within Carrefour’s businesses in Spain, southern Europe and the Americas.

†	R A Fairhead

Age 48. Chairman, Chief Executive Officer and a director of Financial Times Group Limited. A non-executive Director since 2004. Chairman of the Group Audit Committee and, since 26 February 2010, the Group Risk Committee. A member of the Nomination Committee. A director of Pearson plc and chairman of Interactive Data Corporation. A non-executive director of The Economist Newspaper Limited. Former appointments include: Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc; and Finance Director of Pearson plc.

Mrs Fairhead brings to the Board a background in international industry, publishing, finance and general management. As the former Finance Director of Pearson plc she oversaw the day to day running of the finance function and was directly responsible for global financial reporting and control, tax and treasury. She has a Masters in Business Administration from the Harvard Business School.

D J Flint, CBE, Chief Financial Officer, Executive Director, Risk and Regulation

Age 54. Joined HSBC as an executive Director in 1995. A non-executive director of BP p.l.c. and a member of the Consultative Committee of the Large Business Advisory Board of HM Revenue & Customs and the Business Government Forum on Tax and Globalisation. Chairman of HSBC Finance Corporation and a director of HSBC North America Holdings Inc. until 7 May 2009. Co-chairman of the Counterparty Risk Management Policy Group III in 2008. Chaired the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control in 2004. Served on the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board from 2001 to 2004. A former partner in KPMG.

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

A A Flockhart, CBE

Age 58. Chairman, Personal and Commercial Banking and Insurance. An executive Director since May 2008. Joined HSBC in 1974. Appointed a Group General Manager in 2002 and a Group Managing Director in 2006. Chairman of HSBC Latin America Holdings (UK) Limited since 4 December 2009. Vice chairman and a director of HSBC Bank (Vietnam) Limited. A director of Hang Seng Bank Limited and HSBC Bank Australia Limited. A member of the Visa Asia Pacific Senior Advisory Council, Visa Inc. Chairman of HSBC Bank Malaysia Berhad from 2007 to 5 February 2010. Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited from 2007 to 1 February 2010. Ceased to be a director of HSBC Bank (China) Company Limited on 28 February 2010. President and Group Managing Director Latin America and the Caribbean from 2006 to 2007. Chief Executive Officer, Mexico from 2002 to 2006. Senior Executive Vice-President, Commercial Banking, HSBC Bank USA, N.A. from 1999 to 2002. Managing Director of The Saudi British Bank from 1997 to 1999.

Mr Flockhart is a career banker, being an emerging markets specialist with over 30 years’ experience with HSBC across Latin America, the Middle East and Asia. In 2007 he was honoured with a CBE in recognition of his services to British business and charitable services and institutions in Mexico.

*	W K L Fung, SBS, OBE

Age 61. Group Managing Director of Li & Fung Limited. A non-executive Director since 1998. Chairman of the Corporate Sustainability Committee. Non-executive deputy chairman of The Hongkong and Shanghai Banking Corporation Limited. A non-executive director of Integrated Distribution Services Group Limited, Convenience

Retail Asia Limited and of Trinity Limited which was listed on The Stock Exchange of Hong Kong Limited on 3 November 2009. An independent non-executive director of Shui On Land Limited, VTech Holdings Limited, Singapore Airlines Limited (since 1 December 2009) and Sun Hung Kai Properties Limited (since 1 February 2010). Former appointments include: non-executive director of Bank of Communications; chairman of the Hong Kong General Chamber of Commerce; the Hong Kong Exporters’ Association; and the Hong Kong Committee for the Pacific Economic Cooperation Council. Awarded the Silver Bauhinia Star by the Hong Kong Government in 2008.

Mr Fung brings to the Board over 30 years’ experience in running a major international conglomerate specialising in supply chain management through the borderless manufacturing of global consumer products. During his leadership the family business of Li & Fung has become one of the largest trading companies in Hong Kong with over 80 offices worldwide.

S T Gulliver

Age 50. Chairman, Europe, Middle East and Global Businesses. An executive Director since May 2008. Joined HSBC in 1980. Appointed a Group General Manager in 2000 and a Group Managing Director in 2004. Chairman of HSBC Private Banking Holdings (Suisse) SA since 25 February 2010, of HSBC Bank Middle East Limited since 15 February 2010 and of HSBC France since 1 January 2009. A director of The Hongkong and Shanghai Banking Corporation Limited and HSBC Bank plc. Deputy chairman and member of the Supervisory Board of HSBC Trinkaus & Burkhardt AG. Chief Executive of Global Banking and Markets. A director of HSBC North America Holdings Inc. until 7 May 2009 and of HSBC Latin America Holdings (UK) Limited until 4 December 2009. Co-Head of Global Banking and Markets from 2003 to 2006. Head of Global Markets from 2002 to 2003. Head of Treasury and Capital Markets in Asia-Pacific from 1996 to 2002.

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

Age 60. Chairman of John Swire & Sons Limited. A non-executive Director since 2005. A member of the Nomination Committee and, since 26 February 2010, of the Group Risk Committee. A member of the Group Audit Committee until 1 March 2010. A non-executive director and former chairman of Cathay Pacific Airways Limited and Swire Pacific Limited. A non-executive director of The Hongkong and Shanghai Banking Corporation Limited from 1999 to 2004. A trustee of the Dulwich Picture Gallery and the Esmée Fairbairn Foundation. A member of The Hong Kong Association and of the Governing Board of the Courtauld Institute of Art. Awarded the Silver Bauhinia Star by the Hong Kong Government in 2004.

Mr Hughes-Hallett brings to the Board a background in financial accounting and the management of a broad range of businesses in a number of international industries, including aviation, property, shipping, manufacturing and trading, in the Far East, UK, US and Australia. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

†	W S H Laidlaw

Age 54. Chief Executive Officer of Centrica plc. A non-executive Director since January 2008. A member of the Remuneration Committee. Former appointments include: Executive Vice President of Chevron Corporation; non-executive director of Hanson PLC; Chief Executive Officer of Enterprise Oil plc; and President and Chief Operating Officer of Amerada Hess Corporation.

Mr Laidlaw brings to the Board significant international experience, particularly in the energy sector, having had responsibility for businesses in four continents. He has a Masters in Business Administration from INSEAD.

†	J R Lomax

Age 64. Former Deputy Governor, Monetary Stability, at the Bank of England and member of the Monetary Policy Committee. A non-executive Director since December 2008. A member of the Group Audit Committee since 1 March 2009 and of the Group Risk Committee since 26 February 2010. A non-executive director of The Scottish American Investment Company PLC and, since 31 July 2009, of Reinsurance Group of America Inc. A director of the Council of Imperial College, London since 1 June 2009 and a member of the Board of the Royal National Theatre. Former appointments include: Deputy Governor of the Bank of England from 2003

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Biographies > Directors / Senior management

to 2008; Permanent Secretary at the UK Government Departments for Transport and Work and Pensions and at the Welsh Office from 1996 to 2003; and Vice President and Chief of Staff to the President of the World Bank from 1995 to 1996.

Ms Lomax brings to the Board business experience in both the public and private sectors and a deep knowledge of the operation of the UK government and the financial system.

†	Sir Mark Moody-Stuart, KCMG

Age 69. Chairman of Hermes Equity Ownership Services Limited since 21 July 2009. A non-executive Director since 2001. Chairman of the Remuneration Committee and a member of the Corporate Sustainability Committee. A non-executive director of Accenture Limited and Saudi Aramco. Chairman of the Global Business Coalition on HIV/AIDS and the Global Compact Foundation and a member of the board of the UN Global Compact. Retired as a director and chairman of Anglo American plc on 31 July 2009. Former appointments include: director and chairman of The ‘Shell’ Transport and Trading Company, plc; chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies; and a Governor of Nuffield Hospitals.

Sir Mark brings to the Board many years’ experience of leading global organisations, having worked during his career in nine countries. He works with many non-governmental organisations to improve companies’ commitment to socially responsible activities.

†	G Morgan

Age 64. Non-executive chairman of SNC-Lavalin Group Inc. A non-executive Director since 2006. A member of the Remuneration Committee. A member of the Board of Trustees of The Fraser Institute and the Manning Centre for Building Democracy. A non-executive director of HSBC Bank Canada from 1996 to 2006. Former appointments include: Founding President, Chief Executive Officer and Vice chairman of EnCana Corporation; a director of Alcan Inc. and Lafarge North America, Inc.

Mr Morgan brings to the Board a background in technical, operational, financial and management positions and has led large international companies in the energy and engineering sectors. He has been recognised as Canada’s most respected Chief Executive Officer in a national poll of Chief Executives. He is currently a business columnist for Canada’s largest national newspaper.
†	N R N Murthy, CBE

Age 63. Chairman and Chief Mentor and former Chief Executive Officer of Infosys Technologies Limited. A non-executive Director since May 2008. A member of the Corporate Sustainability Committee and, from the conclusion of the Annual General Meeting in 2010, chairman of the Committee. A non-executive director of Unilever plc and a director of the United Nations Foundation. A non-executive director of New Delhi Television Limited until 22 July 2009. A former non-executive director of DBS Group Holdings Limited and DBS Bank Limited.

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

Age 68. Non-executive chairman of Rolls-Royce Group plc and the founder member of Simon Robertson Associates LLP. A non-executive Director since 2006 and senior independent non-executive Director since 2007. A member of the Nomination Committee. A non-executive director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited and Royal Opera House Covent Garden Limited. A trustee of the Eden Project Trust and of the Royal Opera House Endowment Fund. Former appointments include: Managing Director of Goldman Sachs International; and chairman of Dresdner Kleinwort Benson.

Mr Robertson brings to the Board a background in international corporate advisory with a wealth of experience in mergers and acquisitions, merchant banking, investment banking and financial markets. During his career he has worked in France, Germany, the UK and the USA.

†	J L Thornton

Age 56. A non-executive Director since December 2008. A member of the Remuneration Committee since 24 April 2009 and, from the conclusion of the Annual General Meeting in 2010, chairman of the Committee. Non-executive chairman and a director of HSBC North America Holdings Inc. since December 2008. Professor and director of the Global Leadership Programme at the Tsinghua University School of Economics and Management. Chairman of

the Brookings Institution Board of Trustees. A non-executive director of Ford Motor Company, Intel Corporation, Inc., News Corporation, Inc. and China Unicom (Hong Kong) Limited. A director of the National Committee on United States-China Relations and a Trustee of Asia Society, China Institute, The China Foreign Affairs University, the Palm Beach Civic Association and the United World College of East Africa Trust. A member of the Council on Foreign Relations, the China Securities Regulatory Commission International Advisory Committee and China Reform Forum International Advisory Committee. Former appointments include: a non-executive director of Industrial and Commercial Bank of China Limited from 2005 until 2008; and President of the Goldman Sachs Group, Inc. from 1999 until 2003.

Mr Thornton brings to the Board experience that bridges developed and developing economies and the public and private sectors. He has a deep knowledge of financial services and education systems, particularly in Asia. During his 23 year career with Goldman Sachs, he played a key role in the firm’s global development and was chairman of Goldman Sachs Asia.

†	Sir Brian Williamson, CBE

Age 65. Chairman of Electra Private Equity plc. A non-executive Director since 2002. A member of the Nomination Committee, having served as chairman of the Committee until 26 February 2010. A director of NYSE Euronext and Climate Exchange plc. Former appointments include: chairman of London International Financial Futures and Options Exchange and Gerrard Group plc; and a non-executive director of Resolution plc, the Financial Services Authority and the Court of The Bank of Ireland.

Sir Brian brings to the Board extensive experience in money and bond markets, private equity, futures, options and commodities trading internationally. He established the London International Financial Futures and Options Exchange in the 1980s and led the Exchange’s development of its electronic trading platform in the mid-1990s. He is a member of the Guild of International Bankers.

* Non-executive Director

† Independent non-executive Director
Secretary

R G Barber
Age 59. Group Company Secretary. Appointed a Group General Manager in 2006. Joined HSBC in 1980. Company Secretary of HSBC Holdings plc since 1990. Chairman of the Disclosure Committee. A member of the Listing Authority Advisory Committee of the Financial Services Authority and of the Primary Markets Group of the London Stock Exchange. Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited from 1986 to 1992 and Company Secretary of HSBC Bank plc from 1994 to 1996.
Adviser to the Board

D J Shaw
Age 63. An Adviser to the Board since 1998. Solicitor. A former partner in Norton Rose. A director of The Bank of Bermuda Limited and HSBC Private Banking Holdings (Suisse) SA. An independent non-executive director of Kowloon Development Company Limited and Shui On Land Limited.
Group Managing Directors

A Almeida
Age 53. Group Head of Human Resources. A Group Managing Director since February 2008. Joined HSBC in 1992. Appointed a Group General Manager in 2007. Global Head of Human Resources for Global Banking and Markets, Private Banking, Global Transaction Banking and HSBC Amanah from 1996 to 2007.
E Alonso
Age 54. Group Managing Director and Head of HSBC Latin America and the Caribbean. A Group Managing Director since May 2008. Joined HSBC in 1997. Appointed a Group General Manager in 2006. Chairman Grupo Financiero HSBC, S.A. de C.V. and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC. Deputy Chief Executive of HSBC Investment Bank Brasil S.A. – Banco de Investimento. A director of HSBC Latin America Holdings (UK) Limited, HSBC Argentina Holdings S.A. and HSBC Bank Brasil S.A. – Banco Múltiplo. Managing Director of HSBC (Brasil) Administradora de Consorcio Ltda. and HSBC Serviços e Participaçoes Ltda. President of the Board of Directors of HSBC Bank (Panamá) S.A.

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Biographies > Senior management

C C R Bannister
Age 51. Group Managing Director, Insurance until his retirement from the Group on 31 March 2010. A Group Managing Director since 2006. Joined HSBC in 1994. Appointed a Group General Manager in 2001. Chairman of HSBC Insurance Holdings Limited and HSBC Insurance Brokers Limited. Chief Executive Officer, HSBC Group Private Banking from 1998 to 2006. Deputy Chief Executive Officer, HSBC Securities (USA) Inc. from 1996 to 1997.
K M Harvey
Age 49. Group Chief Technology and Services Officer. A Group Managing Director since October 2008. Joined HSBC Finance Corporation in 1989. Group Chief Information Officer from 2004 to September 2008. President of HSBC Technology and Services (USA) Inc. from 2003 to 2004. Group Executive for HSBC Finance Corporation from 1993 to 2002. Managing Director of Data Processing, HFC Bank Limited from 1992 to 1993. Director of Banking Systems, HSBC Finance Corporation from 1990 to 1992.
A C Hungate
Age 43. Global Head of Personal Financial Services and Marketing. Joined HSBC as a Group Managing Director in 2007. Chairman of HSBC Bank A.S. and a director of HSBC Bank Egypt S.A.E. Formerly Managing Director, Asia Pacific at Reuters. Worldwide Chief Marketing Officer of Reuters between 2002 and 2005.
B P McDonagh
Age 51. Chief Executive Officer, HSBC North America Holdings Inc. A Group Managing Director since February 2008. Joined HSBC in 1979. Appointed a Group General Manager in 2005. Chairman of HSBC Finance Corporation, HSBC USA Inc. and HSBC Bank USA, N.A. A director of The Bank of Bermuda Limited and HSBC Bank Canada. Former director of HSBC Latin America Holdings (UK) Limited. Chief Executive Officer, HSBC Finance Corporation and Chief Operating Officer of HSBC North America Holdings Inc. from 2007 to 2008. Chief Operating Officer, HSBC Bank USA, N.A. from 2004 to 2006.
B Robertson
Age 55. Group Chief Risk Officer. A Group Managing Director since February 2008. Joined HSBC in 1975. Appointed a Group General Manager in 2003. Group General Manager, Group Credit and
Risk from 2005 to 2007. Head of Global Banking and Markets for North America from 2003 to 2005.
P A Thurston
Age 56. Chief Executive, HSBC Bank plc since 1 April 2009. A Group Managing Director since May 2008. Joined HSBC in 1975. Appointed a Group General Manager in 2003. A director of HSBC Bank plc since June 2008. Former chairman of Grupo Financiero HSBC, S.A. de C.V. and former Chief Executive Officer of HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC.
P T S Wong
Age 58. Chief Executive, The Hongkong and Shanghai Banking Corporation Limited since 1 February 2010. A Group Managing Director since 1 February 2010. Joined HSBC and appointed a Group General Manager in 2005. Deputy chairman of HSBC Bank (China) Company Limited. Chairman of HSBC’s seven rural banks in mainland China. Chairman of HSBC Bank Malaysia Berhad, and a director of HSBC Bank Australia Limited since 5 February 2010. A director of Hang Seng Bank Limited, Bank of Communications Co., Ltd. and Ping An Insurance (Group) Company of China, Ltd.
Group General Managers

P Y Antika
Age 49. Chief Executive Officer, Turkey. Joined HSBC in 1990. Appointed a Group General Manager in 2005.
S Assaf
Age 49. Head of Global Markets. Joined HSBC in 1994. Appointed a Group General Manager in May 2008.
R S Beck
Age 43. Group General Manager, Communications Director. Joined HSBC in 1989. Appointed a Group General Manager in May 2008.
R E T Bennett
Age 58. Group General Counsel. Joined HSBC in 1979. Appointed a Group General Manager in 1998.
N S K Booker
Age 51. Chief Executive Officer, HSBC Finance Corporation and Deputy Chief Executive Officer,

HSBC North America Holdings Inc. Joined HSBC in 1981. Appointed a Group General Manager in 2004.
P W Boyles
Age 54. Chief Executive Officer Continental Europe and deputy chairman, HSBC France. Joined HSBC in 1975. Appointed a Group General Manager in 2006.
D C Budd
Age 56. Chairman of HFC Bank Limited and a director of HSBC Bank plc. Joined HSBC in 1972. Appointed a Group General Manager in 2005.
Z J Cama
Age 62. Group General Manager Group Management Office. Joined HSBC in 1968. Appointed a Group General Manager in 2001.
R P Contractor
Age 52. Group General Manager, Service Delivery. Joined HSBC in 1987. Appointed a Group General Manager in October 2008.
S N Cooper
Age 42. Deputy chairman and Chief Executive Officer, HSBC Bank Middle East Limited. Joined HSBC in 1989. Appointed a Group General Manager in May 2008.
J E Coverdale
Age 53. Global Co-Head, Commercial Banking. Joined HSBC in 1977. Appointed a Group General Manager in May 2008.
I M Dorner
Age 55. President and Chief Executive Officer, HSBC Bank USA, N.A. Joined HSBC in 1986. Appointed a Group General Manager in 2007.
A S M El Anwar
Age 63. Chairman and Chief Executive Officer, HSBC Bank Egypt S.A.E. Joined HSBC in 1991. Appointed a Group General Manager in May 2008.
C Engel
Age 52. Chief Executive Officer, HSBC Bank Brazil S.A. – Banco Múltiplo. Joined HSBC in 2003. Appointed a Group General Manager in May 2008.
D L Fried
Age 48. Regional Head of Insurance, HSBC Asia Pacific. Group Head of Insurance with effect from 1 April 2010. Joined HSBC in 1984. Appointed a Group General Manager in May 2008.
A Y M Fung
Age 49. Head of Global Markets and Treasurer, HSBC Asia Pacific. Joined HSBC in 1996. Appointed a Group General Manager in May 2008.
J D Garner
Age 40. Group General Manager, Personal Financial Services, UK. Joined HSBC in 2004. Appointed a Group General Manager in 2006.
J L Gordon
Age 57. President and Chief Executive Officer, HSBC Bank Canada. Joined HSBC in 1987. Appointed a Group General Manager in 2005.
M M Hussain
Age 49. Head of HSBC Amanah and Chief Executive Officer, Malaysia. Joined HSBC in 1982. Appointed a Group General Manager in May 2008.
A M Keir
Age 51. Group General Manager, Global Co-Head Commercial Banking. Joined HSBC in 1981. Appointed a Group General Manager in 2006.
N L Kidwai
Age 52. Group General Manager and Country Head, India. Joined HSBC in 2002. Appointed a Group General Manager in 2006.
M J W King
Age 53. Group General Manager, Head of Operational Risk. Joined HSBC in 1986. Appointed a Group General Manager in 2002.
P J Lawrence
Age 48. Group General Manager, Group Head of Audit. Joined HSBC in 1982. Appointed a Group General Manager in 2005.
M Leung
Age 57. Vice chairman and Chief Executive Officer, Hang Seng Bank Limited. Joined HSBC in 1978. Appointed a Group General Manager in 2005.

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Biographies > Senior management // Board of Directors > The Board

A P Long
Age 54. Group General Manager, Head of Global Transaction Banking. Joined HSBC in 1977. Appointed a Group General Manager in May 2008.
A M Losada
Age 55. President and Chief Executive Officer, HSBC Argentina Holdings S.A. Joined HSBC in 1973. Appointed a Group General Manager in May 2008.
A M Mahoney
Age 47. Deputy Chief Executive Officer, Continental Europe. Joined HSBC in 1983. Appointed a Group General Manager in 2006.
M S McCombe
Age 43. Chief Executive Officer, Hong Kong. Joined HSBC in 1987. Appointed a Group General Manager in May 2008.
C M Meares
Age 52. Chief Executive Officer, Global Private Banking. Joined HSBC in 1980. Appointed a Group General Manager in 2006.
K Newman
Age 52. Group General Manager and Director of One HSBC. Joined HSBC in 1989. Appointed a Group General Manager in 2006.
K Patel
Age 61. Group General Manager, Chief Executive Officer, Africa. Joined HSBC in 1984. Appointed a Group General Manager in 2000.
L J Peña-Kegel
Age 50. Chief Executive, HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC. Joined HSBC in May 2008. Appointed a Group General Manager in May 2008.
R C Picot
Age 52. Group Chief Accounting Officer. Joined HSBC in 1993. Appointed a Group General Manager in 2003.
C D Spooner
Age 59. Head of Group Financial Planning & Tax. Joined HSBC in 1994. Appointed a Group General Manager in 2007.
R J L Yorke
Age 42. President and Chief Executive Officer, HSBC Bank (China) Company Limited. Joined HSBC in 1989. Appointed a Group General Manager in May 2008.
Board of Directors

The Board
The objective of the management structures within HSBC, headed by the Board of Directors of HSBC Holdings and led by the Group Chairman, is to deliver sustainable value to shareholders. Implementation of the strategy set by the Board is delegated to the Group Management Board under the leadership of the Group Chief Executive.
     The developing framework for corporate governance best practice and regulation in the financial services industry is actively considered by the Board. The draft recommendations and HSBC’s response to the consultation on a Review of Corporate Governance in UK Banks and other Financial Industry Entities led by Sir David Walker (‘the Walker Review’) were discussed by the Board in September 2009. Following publication of the final recommendations in November 2009, the Board agreed actions to bring HSBC’s practices into line with the review’s recommendations. The principal changes were the establishment of a separate Board Risk Committee with effect from 26 February 2010 and broadening of the terms of reference of the Remuneration Committee.
     HSBC Holdings has a unitary Board of Directors. The authority of each Director is exercised in Board meetings where the Board acts collectively as a unit. At 1 March 2010, the Board comprises the Group Chairman, Group Chief Executive, four other executive Directors and 15 non-executive Directors. The names and brief biographical particulars of the Directors are listed on pages 294 to 299. The Group Chairman, Group Chief Executive and four other executive Directors are employees who carry out executive functions in HSBC in addition to their duties as Directors. Non-executive Directors are not HSBC employees and do not participate in the daily business management of HSBC. Non-executive Directors bring an external perspective, constructively challenge and help develop proposals on strategy, scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance. The non-executive Directors have a wealth of experience across a number of industries and business sectors, including the leadership of large, complex multinational enterprises. The roles of non-executive Directors as members of Board committees are described on pages 310 to 313.
     Following the recommendations in the Walker Review, the Nomination Committee undertook a review of the time commitment of non-executive Directors. On the recommendation of the Nomination Committee the Board has agreed that the time commitment expected of non-executive Directors should remain at not less than 24 days per annum and that the total time commitment of non-executive Directors appointed to the Group Audit Committee, Group Risk Committee and Remuneration Committee and the senior independent non-executive director would be not less than 30 days per annum. The time commitment of each non-executive Director is set out in the Director’s letter of appointment, tailored to reflect the individual’s Committee appointments from time to time.
     The Board is responsible for managing the business of HSBC Holdings and, in doing so, may exercise all of the powers of HSBC Holdings, subject to any relevant laws and regulations and to the Articles of Association. In particular, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property or assets (present or future) of HSBC Holdings and may also exercise any of the powers conferred on it by the Companies Act 2006 and/or by shareholders. The Board is able to delegate and confer on certain Directors holding executive office any of its powers, authorities and discretions (including the power to sub-delegate) for such time and on such terms as it thinks fit. In addition, the Board may establish any local or divisional boards or agencies for managing the business of HSBC Holdings in any specified locality and delegate and confer on any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (including the power to sub-delegate) for such time and on such terms as it thinks fit. The Board may also, by power of attorney or otherwise, appoint any person or persons to be the agent of HSBC Holdings and may delegate to any such person or persons any of its powers, authorities and discretions (including the power to sub-delegate) for such time and on such terms as it thinks fit. HSBC Holdings was registered in Hong Kong under part IX of the Companies Ordinance on 17 January 1991.
     The Board sets the strategy for the Group and approves the risk appetite, capital and operating plans presented by management for the achievement of the strategic objectives it has set. The risk appetite, capital and operating plans ensure the efficient disposition of HSBC’s resources for the achievement of these objectives. Following consideration of all relevant factors, the Board determined on 2 March 2009 that a 5 for 12 rights issue to raise approximately £12.5 billion (US$17.8 billion) was in the best interests of HSBC Holdings and its shareholders. Shareholders approved the rights issue at a General Meeting held on 19 March 2009. The 5,060,239,065 new ordinary shares were issued in April 2009.
     The Board delegates the management and day-to-day running of HSBC to the Group Management Board but retains to itself approval of certain matters including operating plans, risk appetite and performance targets, procedures for monitoring and control of operations, the authority or the delegation of authority to approve credit, market risk limits, acquisitions, disposals, investments, capital expenditure or realisation or creation of a new venture, specified senior appointments, and any substantial change in balance sheet management policy.
     The Directors who served during the year were S A Catz, V H C Cheng, M K T Cheung (appointed 1 February 2009), J D Coombe, J L Durán, R A Fairhead, D J Flint, A A Flockhart, W K L Fung, M F Geoghegan, S K Green, S T Gulliver, J W J Hughes-Hallett, W S H Laidlaw, J R Lomax, Sir Mark Moody-Stuart, G Morgan, N R N Murthy, S M Robertson, J L Thornton and Sir Brian Williamson.
     The Board of Directors meets regularly and Directors receive information between meetings about the activities of committees and developments in HSBC’s business.
     Eight Board meetings were held during 2009. The annual schedule of Board meetings includes an offsite meeting over three days to consider strategic matters and business and geographical reviews/ proposals. At least one Board meeting each year is held in a key strategic location outside the United Kingdom, with an associated business awareness programme. During 2009, Board meetings and business awareness programmes were held in the US and Hong Kong.

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Board of Directors > The Board

     The table that follows gives details of each Director’s attendance at meetings of the Board, Group Audit Committee, Nomination Committee, Remuneration Committee and Corporate Sustainability Committee held whilst he or she was a Director or member during 2009. During 2009, the non-executive Directors and the Group Chairman met four times without the other executive Directors. In addition, the non-executive Directors met once without the Group Chairman to appraise the Group Chairman’s performance.
     In addition to the meetings of the principal Committees referred to in the following pages, 19 other meetings of Committees of the Board (not shown in the table below) were held during the year to discharge business delegated by the Board.
     All those who were Directors at the time attended the 2009 Annual General Meeting.

Attendance record

	Meetings attended in 2009 of:
							Corporate
		Group Audit		Nomination	Remuneration		Sustainability
	Board	Committee		Committee	Committee		Committee
Number of meetings held	8	8		3	7		5

S A Catz	7	–		–	–		–
V H C Cheng	8	–		–	–
M K T Cheung[1]	7	–		–	–		–
J D Coombe	8	8		–	7		–
J L Durán	7	–		–	–		–
R A Fairhead	7	8		3	–		–
D J Flint	8	–		–	–		–
A A Flockhart	8	–		–	–		–
W K L Fung	8	–		–	–		5
M F Geoghegan	8	–		–	–		–
S K Green	8	–		–	–		–
S T Gulliver	8	–		–	–		–
J W J Hughes-Hallett	8	6		3	–		–
W S H Laidlaw	8	–		–	7		–
J R Lomax	8	6	[2]	–	–		–
Sir Mark Moody-Stuart	8	–		–	7		5
G Morgan	7	–		–	6		–
N R N Murthy	6	–		–	–		4
S M Robertson	8	–		2	–		–
J L Thornton	8	–		–	3	[3]	–
Sir Brian Williamson	8	–		3	–		–

1	Appointed 1 February 2009 – eligible to attend 7 Board Meetings.
2	Appointed as a member on 1 March 2009 – eligible to attend 6 Committee Meetings. Attended a further 2 meetings by invitation.
3	Appointed as a member on 24 April 2009 – eligible to attend 3 Committee Meetings.

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
     There is a clear division of responsibilities at the head of the Company between the running of the Board and the executive responsibility for running HSBC’s business. The Group Chairman’s responsibilities include, in addition to the leadership of the Board, the development of relationships with governments and other significant external parties, corporate reputation and culture and performance management of the Group Chief Executive. Subject to the Group Chief Executive’s recommendation, the Group Chairman approves risk, capital allocation and capital investment decisions within authorities delegated by the Board. The Group Chief Executive has responsibility for developing business plans and delivering performance against these.
     In September 2009, the Board announced changes to the respective roles of the Group Chairman and Group Chief Executive, the relocation of the principal office of the Group Chief Executive to Hong Kong and other senior executive management changes. Under these arrangements M F Geoghegan is located in the Group’s strategically most important region, with a focus on ensuring its growth potential is fully realised. M F Geoghegan has assumed responsibility for developing Group strategy in agreement with the Group Chairman and for recommendation to the Board. As chairman of the Group Management Board, M F Geoghegan continues to drive performance within strategic goals and commercial objectives agreed by the Board. M F Geoghegan has also become chairman of The Hongkong and Shanghai Banking Corporation Limited.
     V H C Cheng continues to report to the Group Chairman as an executive Director and will work to develop the Group’s business in China while continuing as chairman of HSBC Bank (China) Company Limited and HSBC Bank (Taiwan) Limited. A A Flockhart has been appointed Chairman, Personal and Commercial Banking and Insurance reporting to the Group Chief Executive and is based in Hong Kong. In addition to responsibility for Personal Financial Services and Commercial Banking business globally, A A Flockhart is responsible for Insurance and HSBC’s businesses in Latin America and Africa, the Group’s technology, services and operations and most Group functions including Human Resources, Marketing and Legal. A A Flockhart will deputise within Asia-Pacific for the Group Chief Executive when M F Geoghegan is absent from the region. S T Gulliver has been appointed Chairman, Europe, Middle East and Global Businesses reporting to the Group Chief Executive and is based in London. S T Gulliver will continue to manage Global Banking and Markets and Asset Management and has assumed overall responsibility for all HSBC’s businesses across Europe, Middle East and Global Businesses and for Global Private Banking. S T Gulliver has become chairman of HSBC Private Banking (Suisse) SA and HSBC Bank Middle East Limited. D J Flint has assumed responsibility for Compliance in addition to his existing remit for Finance and Risk. D J Flint’s title has changed to Chief Financial Officer, Executive Director, Risk and Regulation. He reports to the Group Chief Executive and is based in London.
     During 2009 the Board endorsed S K Green’s appointment as a non-executive director of BASF SE. As a full-time HSBC executive with no other external non-executive appointments, the Board is satisfied that S K Green will continue to commit appropriate time to his role as Group Chairman of HSBC Holdings.
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
     The Board appointed S M Robertson as the senior independent non-executive Director in 2007. The principal role of the senior independent non-executive Director is to support the Group Chairman in his role, to lead the non-executive Directors in the oversight of the Group Chairman and to ensure there is a clear division of responsibility between the Group Chairman and Group Chief Executive.
     The Board considers all of the non-executive Directors to be independent in character and judgement. W K L Fung has served on the Board for more than nine years, however, and in that respect only, does not meet the usual criteria for independence set out in the UK Combined Code on corporate governance. The Board has therefore determined S A Catz, M K T Cheung, J D Coombe, J L Durán, R A Fairhead, J W J Hughes-Hallett, W S H Laidlaw, J R Lomax, Sir Mark Moody-Stuart, G Morgan, N R N Murthy, S M Robertson, J L Thornton and Sir Brian Williamson to be independent. When determining independence the Board considers that calculation of the length of service of a non-executive Director begins on the date of his or her first election by shareholders as a Director of HSBC Holdings. Given the complexity and geographical spread of HSBC’s business, the experience of previous service on a subsidiary company Board can be a considerable benefit to HSBC and does not detract from a Director’s independence. In reaching its determination of each non-executive Director’s independence the Board has concluded that there are no relationships or circumstances which are likely to affect a Director’s judgement and any relationships or circumstances which could appear to do so were considered not to be material.
     In accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, each non-executive Director determined by the Board to be independent has provided an annual confirmation of his or her independence to HSBC Holdings.

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Board of Directors > The Board

Information, induction and ongoing development
The Board regularly reviews reports on progress against financial objectives, on business developments and on investor and external relations and receives reports from the chairmen of Board committees and from the Group Chief Executive. The Board receives regular reports and presentations on strategy and developments in the customer groups and principal geographical areas. Regular reports are also provided to the Board, the Group Audit Committee and the Group Management Board on credit exposures and the loan portfolio, asset, liability and risk management, liquidity, litigation and compliance and reputational issues. During 2009, the Board also reviewed the results of the 2009 Global People Survey and approved proposals to further articulate HSBC’s values. The agenda and supporting papers are distributed in advance of all Board and Committee meetings to allow time for appropriate review and to facilitate full discussion at the meetings. All Directors have full and timely access to all relevant information and may take independent professional advice if necessary.
     The Directors have free and open contact with management at all levels. Group Managing Directors and Group General Managers meet informally with Directors after Board meetings. Board offsite visits are made each year to enable Directors to see at first hand the operations of subsidiary companies in local environments and to meet management, employees and customers. In 2009 the Board visited the US and Hong Kong.
     During 2009, the Board reviewed and approved changes to the arrangements for Director induction and development. Full, formal and tailored induction programmes, with particular emphasis on internal controls, are arranged for newly appointed Directors by the Group Company Secretary. The programmes consist of a series of meetings with other Directors and senior executives to enable new Directors to receive information and familiarise themselves with HSBC’s strategy, operations and internal controls. As part of the induction process the Group Company Secretary will coordinate the production of a development programme based on the individual Director’s needs. Prior to their appointment, each Director receives comprehensive guidance on the duties and liabilities of a Director of HSBC Holdings. Opportunities to update and develop skills and knowledge, through externally run seminars and through briefings by senior executives, are provided to all Directors.
     A personalised approach to training and development is applied for Directors. Records of development activities and plans are maintained by the Group Company Secretary for annual review with the Director concerned by the Group Chairman. The Group Company Secretary coordinates the delivery of any training required. Focused in-house development programmes to enhance business awareness, such as on the management of risk, are arranged in conjunction with scheduled Board Meetings. Since December 2009, Directors have online access to HSBC’s internal training and development resources.
     Non-executive Directors have an open invitation to attend meetings of the Group Management Board to further enhance understanding and awareness of HSBC’s businesses and the senior leadership team. During 2009, W S H Laidlaw, J R Lomax and Sir Brian Williamson each attended a meeting of the Group Management Board.
Performance evaluation
In October 2009, Boardroom Review was commissioned to prepare a report on the effectiveness of the Board and its Committees. The objective of the review was to assess the quality of the Board’s decision making and debate, its overall contribution to, and impact on, the long-term health and success of HSBC Holdings, and its preparation for future challenges. The Boardroom Review assessment was used to facilitate the Board’s evaluation of its performance and that of its Committees and individual Directors’ performance. There are no conflicts of interest between HSBC and Boardroom Review, which does not offer other services such as executive search, corporate finance or strategic advice.
     The Boardroom Review report was prepared following structured interviews with each of the Directors and the Group Company Secretary and has been discussed by the Board. The factors assessed in the report that are associated with board effectiveness include Board roles and responsibilities, individual and collective contribution, Board processes, Committee processes and roles, and the effectiveness of the Group Chairman. The report has been used by the Group Chairman in his evaluation of the performance of each Director and by the non-executive Directors, led by the senior independent non-executive Director in their evaluation of the performance of the Group Chairman. The review concluded that the Board and its Committees were functioning effectively. It is the intention of the Board of HSBC Holdings to continue to review its performance and that of its

Directors annually with external facilitation of the process at least every third year. The Group Chairman has confirmed that all of the non-executive Directors continue to perform effectively and to demonstrate commitment to their roles.
     The Board has approved actions arising from the performance evaluation for implementation. A quarterly status report will be used to monitor progress. During 2009 the Board received quarterly updates on the actions arising from the 2008 Board performance evaluation, all of which have been implemented.
     The Nomination Committee leads the process of identifying the skills and experience required by Directors to address and challenge adequately key risks and decisions that confront, or may confront, the Board. The Nomination Committee regularly reviews the structure, size and composition (including the skills, knowledge and experience) required of the Board and makes recommendations to the Board with regard to any changes. The Nomination Committee maintains a forward-looking schedule of potential candidates as Directors that takes into account the needs and developments of the Group’s businesses and the anticipated retirement dates of existing Directors. The Board is kept informed of shareholder views by regular updates about investor meetings with the executive Directors, senior independent non-executive Director and Chairman of the Remuneration Committee.
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
     M K T Cheung was appointed a non-executive Director on 1 February 2009.
     J L Durán, R A Fairhead, W K L Fung, M F Geoghegan, S K Green, Sir Mark Moody-Stuart, G Morgan, N R N Murthy, S M Robertson, J L Thornton and Sir Brian Williamson will retire at the forthcoming Annual General Meeting. With the exception of J L Durán, W K L Fung and Sir Mark Moody-Stuart, who are to retire, they offer themselves for re-election. At the conclusion of the 2010 Annual General Meeting, the Board will then comprise 18 Directors, 12 of whom are independent non-executive Directors. None of the non-executive Directors has a service contract. M F Geoghegan and S K Green, who are seeking re-election at the Annual General Meeting, are employed on rolling contracts which require 12 months’ notice to be given by either party.
     Brief biographical particulars of all Directors are given on pages 294 to 299.
Relations with shareholders
The Board ensures all Directors, including non-executive Directors, develop an understanding of the views of major shareholders. Non-executive Directors are invited to attend analyst presentations and other meetings with institutional investors and their representative bodies. Directors also meet representatives of institutional shareholders each year to discuss corporate governance matters.
     All executive Directors and other senior executives hold regular meetings with institutional investors and report to the Board on those meetings. HSBC Holdings’ brokers, Goldman Sachs, give bi-annual presentations to the Board on market views and investor relations. The Board receives a regular Investor Relations activity report which provides feedback from institutional shareholders and brokers, analysts’ forecasts, information from research reports and share price performance data.
     During 2009, S M Robertson, senior independent non-executive Director, Sir Mark Moody-Stuart and other non-executive Directors met and corresponded with institutional investors and their representatives to discuss strategy, remuneration policy and governance. S M Robertson is also available to shareholders should they have concerns which contact through the normal channels of Group Chairman, Group Chief Executive, Chief

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Board of Directors > The Board / Corporate governance codes

     Financial Officer, Executive Director, Risk and Regulation or other executives has failed to resolve or for which such contact would be inappropriate. Invitations to meet S M Robertson prior to his appointment as senior independent non-executive Director were extended to the Group’s largest shareholders. The senior independent non-executive Director may be contacted through the Group Company Secretary at 8 Canada Square, London E14 5HQ.
Conflicts of interest, indemnification of Directors, relevant audit information and contracts of significance
The Board has authority to approve Directors’ conflicts and potential conflicts of interest and has adopted a policy and procedures for the determination of terms of authorisation for such situations. The Board’s powers to authorise conflicts are operating effectively and the procedures are being followed. A review of situational conflicts which have been authorised and the terms of authorisation is undertaken by the Board annually.
     The Articles of Association of HSBC Holdings provide that Directors are entitled to be indemnified out of the assets of the Company against claims from third parties in respect of certain liabilities arising in connection with the performance of their functions pursuant to the provisions of the UK Companies Act 2006. Such indemnity provisions have been in place during the financial year but have not been utilised by the Directors.
     Each person who is a Director at the date of approval of this report confirms that so far as the Director is aware, there is no relevant audit information of which the Company’s auditor is unaware and the Director has taken all the steps that he or she ought to have taken as a Director in order to make himself or herself aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. This confirmation is given pursuant to section 418 of the UK Companies Act 2006 and should be interpreted in accordance therewith and subject to the provisions thereof.
     None of the Directors had, during the year or at the end of the year, a material interest, directly or indirectly, in any contract of significance with HSBC Holdings or any of its subsidiary undertakings.
Corporate governance codes
HSBC is committed to high standards of corporate governance. HSBC Holdings has complied throughout the year with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council and the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Combined Code on Corporate Governance is available at www.frc.org.uk and the Code on Corporate Governance Practices is available at www.hkex.com.hk.
     The Board of HSBC Holdings has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the FSA and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the year.
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
     US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the FSA require each listed company incorporated in the UK to include in its Annual Report and Accounts a statement of how it has applied the principles of the Combined Code and a statement as to whether or not it has complied with the code provisions of the Combined Code throughout the accounting period covered by the Annual Report and Accounts. A company that has not complied with the Code provisions, or complied with only some of the Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. As stated above, HSBC Holdings complied throughout 2009 with the applicable code provisions of the Combined Code. The Combined Code does not require HSBC Holdings to disclose the full range of corporate governance guidelines with which it complies.
     Under NYSE standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become Board members, this committee must develop and recommend to the Board a set of corporate governance principles. HSBC’s Nomination Committee complies with the Combined Code, which requires a majority of members to be independent. All four members of the Committee during 2009 were independent non-executive Directors. On 26 February 2010, S K Green, Group Chairman, became chairman of the Nomination Committee in succession to Sir Brian Williamson, who continues to serve as a member of the Committee. The Committee’s terms of reference do not require the Committee to develop and recommend corporate governance principles for HSBC Holdings. As stated above, HSBC Holdings is subject to the corporate governance principles of the Combined Code.
     Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During 2009, HSBC Holdings’ non-executive Directors met four times as a group with the Group Chairman, but without other executive Directors present, and met once as a group without the Group Chairman or other executive Directors present. HSBC Holdings’ practice, in this regard, complies with the Combined Code.
     In accordance with the requirements of the Combined Code, HSBC Holdings discloses in its annual report how the Board, its committees and the Directors are evaluated (on page 306) and provides extensive information regarding Directors’ compensation in the Directors’ Remuneration Report (on pages 334 to 348). The terms of reference of HSBC Holdings’ Audit, Nomination, Remuneration and Risk Committees are available at www.hsbc.com/boardcommittees.
     NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. In December 2009, the Board endorsed three Group Values statements underpinned by the continued use of HSBC’s Business Principles, in replacement of the Group Business Principles and Values. In addition to the Group Values statements and Business Principles (and previously the Group Business Principles and Values), which apply to the employees of all HSBC companies, pursuant to the requirements of the Sarbanes-Oxley Act the Board of HSBC Holdings has adopted a Code of Ethics applicable to the Group Chairman and the Group Chief Executive, as the principal executive officers, and to the Chief Financial Officer, Executive Director, Risk and Regulation and Group Chief Accounting Officer. HSBC Holdings’ Code of Ethics is available on www.hsbc.com/codeofethics or from the Group Company Secretary at 8 Canada Square, London E14 5HQ. If the Board amends or waives the provisions of the Code of Ethics, details of the amendment or waiver will appear at the same website address. During 2009, HSBC Holdings made no amendments to its Code of Ethics and granted no waivers from its provisions. The references to the standards to be followed by all employees have been updated to reflect the Board’s endorsement of Group Values statements underpinned by the continued use of HSBC’s Business Principles. The Group Values statements and Business Principles are available on www.hsbc.com/groupvalues.
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

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Board of Directors > Board committees

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
Group Management Board
The Group Management Board meets frequently and operates as a general management committee under the direct authority of the Board. The objective of the Group Management Board is to maintain a reporting and control structure whereby all of the line operations of HSBC are accountable to individual members of the Group Management Board who report to the Group Chief Executive who in turn reports to the Group Chairman. The Board has set objectives and measures for the Group Management Board. These align senior executives’ objectives and measures with the strategy and operating plans throughout HSBC. The members of the Group Management Board are M F Geoghegan (Chairman), D J Flint, A A Flockhart and S T Gulliver, who are executive Directors, and A Almeida, E Alonso, K M Harvey, A C Hungate, B P McDonagh, B Robertson, P A Thurston and P T S Wong, all of whom are Group Managing Directors.
     The Group Management Board exercises the powers, authorities and discretions of the Board in so far as they concern the management and day-to-day running of HSBC Holdings in accordance with such policies and directions as the Board may from time to time determine. Matters reserved for approval by the Board are described on page 303.
     The Group Chief Executive reports to each meeting of the Board on the activities of the Group Management Board.
Group Audit Committee
The Group Audit Committee meets regularly with HSBC’s senior financial, credit and risk, internal audit, legal and compliance management and the external auditor to consider HSBC Holdings’ financial reporting, the nature and scope of audit reviews and the effectiveness of the systems of internal control, compliance and risk management. The members of the Group Audit Committee throughout 2009 were R A Fairhead (Chairman), J D Coombe and J W J Hughes-Hallett. J R Lomax was appointed a member of the Committee on 1 March 2009. On 1 March 2010, M K T Cheung was appointed a member of the Committee in succession to J W J Hughes-Hallett. All members of the Committee are independent non-executive Directors.
     The Committee has discussed the risk management recommendations of the Walker Review. Following the Committee’s recommendation of appropriate terms of reference, a separate Group Risk Committee was established by the Board on 26 February 2010. The terms of reference of the Group Risk Committee are available at www.hsbc.com/boardcommittees. The members of the Group Risk Committee are R A Fairhead (Chairman), J D Coombe, J W J Hughes-Hallett and J R Lomax, all of whom are independent non-executive Directors. The following section on the work of the Group Audit Committee describes its activities and responsibilities up to the establishment of the Group Risk Committee. Going forward the Group Audit Committee will focus primarily on financial reporting matters and the Group Risk Committee on internal control and risk management matters.
     The Board has determined that M K T Cheung, J D Coombe, R A Fairhead, J W J Hughes-Hallett and J R Lomax are independent according to SEC criteria. In addition, M K T Cheung, J D Coombe, R A Fairhead, and J W J Hughes-Hallett may be regarded as audit committee financial experts for the purposes of section 407 of the Sarbanes-Oxley Act and have recent and relevant financial experience.
     Appointments to the Committee are made for periods of up to three years, extendable by no more than two additional three-year periods, so long as members continue to be independent.
     Formal and tailored induction programmes are held for newly-appointed Committee members and appropriate training is provided on an ongoing and timely basis.
     There were eight meetings of the Group Audit Committee during 2009. The table on page 304 gives details of Directors’ attendance at these meetings. Following each meeting the Committee reports to the Board on its activities.
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
     The terms of reference of the Committee, which are reviewed annually, are available at www.hsbc.com/boardcommittees. To ensure consistency of scope and approach by subsidiary company audit committees, the Group Audit Committee has established core terms of reference to guide subsidiary audit committees when adopting terms of reference. The Committee’s endorsement is required for any proposed changes to subsidiary audit committee terms of reference and for appointments to such committees. Subsidiary audit committees are required to provide bi-annual certificates to the Committee or to an intermediate subsidiary audit committee, relating to the financial statements and internal control procedures of the relevant subsidiary audit committee.
     The Group Audit Committee is accountable to the Board and assists it in meeting its responsibilities for maintaining an effective system of internal control and compliance and for meeting its external financial reporting obligations. The Committee undertakes an annual review of the effectiveness of HSBC’s system of internal control, which is described on page 313. The Committee reviews the Company’s financial statements before they are considered by the Board and the Interim Management Statements before they are approved by management.
     Regular reports are received on the risks involved in HSBC’s business and how they are controlled and monitored by management which enable the Committee to review the effectiveness of HSBC’s risk management framework. Each year the
Committee agrees a schedule of presentations to be made to it by management during the ensuing year on the operation of the risk control framework within the Group. The presentations specifically address risk indicators and performance measures such as indicators of credit, liquidity and interest rate risk. During 2009 the Committee received frequent presentations on global market risk and liquidity and reports on the US Mortgage Services business, credit performance in the US and the impact of the tightening of liquidity in the money markets. Comprehensive reports are received at each regular meeting from the Group Chief Risk Officer, the Head of Group Compliance, the Group General Counsel and the Group General Manager, Group Head of Audit. Periodic presentations are made by other function heads and line management.
     In February 2009, the Committee considered a working capital Board memorandum in connection with the Company’s rights issue. The memorandum summarised the liquidity, funding and capital position of HSBC to support a statement by the Directors on the sufficiency of working capital. The memorandum defined possible stress events which could materially impact HSBC’s liquidity, funding and capital position, described the mitigants available and the strategic actions that management could take in response to such material stresses.
     The reports from the Group General Manager, Group Head of Audit include information on frauds and weakness in internal controls identified through internal audit reports, special investigations or reviews of regulatory reports and external auditors’ reports. The Committee monitors and reviews the effectiveness of the internal audit function and receives summaries of periodic peer reviews of HSBC’s principal internal audit functions. HSBC has adopted the Principles of the International Institute of Internal Auditors, which include a periodic external quality assurance review of the internal audit function. The first such review, undertaken by Independent Audit Limited, was presented to the Committee in 2008.
     The Committee receives regular updates on changes in law, regulations and accounting standards and practices and the preparations being made to respond to those requirements. During 2009, the Committee received regular updates on the review of internal financial reporting controls required by section 404 of the Sarbanes-Oxley Act and the implementation of the Basel II capital adequacy requirements. The Committee also received updates on a gap analysis against various risk management and governance recommendations from reports issued in 2008 in response to the current financial crisis,

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Board of Directors > Board committees / Internal control

including the Credit Risk Management Policy Group III report and the report of the Institute of International Finance committee on Market Best Practices.
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
     The Group Audit Committee has established policies for the pre-approval of specific services that may be provided by the principal auditor, KPMG Audit Plc and its affiliates (‘KPMG’). These policies are kept under review and amended as necessary to meet the dual objectives of ensuring that HSBC benefits in a cost effective manner from the cumulative knowledge and experience of its auditor, while also ensuring that the auditor maintains the necessary degree of independence and objectivity. These pre-approval policies apply to all services where HSBC Holdings or any of its subsidiaries pays for the service, or is a beneficiary or addressee of the service and has selected or influenced the choice of KPMG. All services entered into with KPMG during 2009 were pre-approved by the Committee or were entered into under pre-approval policies established by the Committee. A quarterly update on non-audit services provided by KPMG is presented to the Committee by management.
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
Remuneration Committee
The role of the Remuneration Committee and its membership are set out in the Directors’ Remuneration Report on page 334.
Nomination Committee
The Nomination Committee is responsible for leading the process for Board appointments and for identifying and nominating, for approval by the Board, candidates for appointment to the Board. Before recommending an appointment to the Board, the Committee evaluates the balance of skills, knowledge and experience on the Board and, in the light of this, identifies the role and capabilities required for a particular appointment. Candidates are considered on merit against these criteria. Care is taken to ensure that appointees have enough time to devote to HSBC. Prospective Directors are asked to identify any significant other commitments and confirm they have sufficient time to discharge what is expected of them. In accordance with the Articles of Association all Directors are subject to election by shareholders at the Annual General Meeting following their appointment by the Board and to re-election at least every three years. The members of the Nomination Committee throughout 2009 were Sir Brian Williamson (Chairman), R A Fairhead, S M Robertson and J W J Hughes-Hallett, all

independent non-executive Directors. The Board appointed S K Green, Group Chairman to succeed Sir Brian Williamson as chairman of the Nomination Committee on 26 February 2010. Sir Brian remains a member of the Committee.
     There were three meetings of the Nomination Committee during 2009. The table on page 304 gives details of Directors’ attendance at these meetings.
     Following each meeting the Committee reports to the Board on its activities.
     The terms of reference of the Committee are available at www.hsbc.com/boardcommittees.
     The appointment of M K T Cheung as a non-executive Director was made on the advice and recommendation of the Nomination Committee. An external consultancy was used in connection with the appointment.
     During 2009 the Committee considered the recommendations of the Walker Review that fall within its remit. The Committee made recommendations to the Board regarding time commitment and the re-election of Directors.
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
     The Committee regularly reviews the structure, size and composition (including the skills, knowledge and experience required) of the Board and makes recommendations to the Board as appropriate. It keeps under review the leadership needs of HSBC, with a view to ensuring the continued ability of HSBC to compete effectively in the marketplace. The Board has satisfied itself that appropriate plans are in place for orderly succession to the Board and senior management positions as well as procedures to ensure an appropriate balance of skills and experience within HSBC and on the Board.
Corporate Sustainability Committee
     The role of the Corporate Sustainability Committee and its membership are set out on page 328.
Internal control
The Directors are responsible for internal control in HSBC and for reviewing its effectiveness. Procedures have been designed for safeguarding assets against unauthorised use or disposition; for maintaining proper accounting records; and for the reliability and usefulness of financial information used within the business or for publication. Such procedures are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement, errors, losses or fraud. The procedures also enable HSBC Holdings to discharge its obligations under the Handbook of Rules and Guidance issued by the FSA, HSBC’s lead regulator.
     The key procedures that the Directors have established are designed to provide effective internal control within HSBC and accord with the Internal Control: Revised Guidance for Directors on the Combined Code issued by the Financial Reporting Council. Such procedures for the ongoing identification, evaluation and management of the significant risks faced by HSBC have been in place throughout the year and up to 1 March 2010, the date of approval of the Annual Report and Accounts 2009. In the case of companies acquired during the year, the internal controls in place are being reviewed against HSBC’s benchmarks and integrated into HSBC’s processes.
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

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Board of Directors > Internal control

HSBC requires the approval of the Board of Directors of HSBC Holdings.

•	Functional, operating, financial reporting and certain management reporting standards are established by Group Management Office management committees for application across the whole of HSBC. These are supplemented by operating standards set by functional and local management as required for the type of business and geographical location of each subsidiary.

•	Systems and procedures are in place in HSBC to identify, control and report on the major risks including credit, market, liquidity and operational risk, (including accounting, tax, legal, compliance, information, physical security and fraud risk). Exposure to these risks is monitored by risk management committees, asset and liability committees and executive committees in subsidiaries and, for HSBC as a whole, by the Group Management Board. A Risk Management Meeting of the Group Management Board, chaired by the Chief Financial Officer, Executive Director, Risk and Regulation, is held monthly to address asset, liability and risk management issues. The minutes of this meeting are submitted to the Group Audit Committee and to the Board of Directors. The Global Operational Risk and Control Committee (‘GORCC’), which reports to the Risk Management Meeting of the Group Management Board, meets at least quarterly to monitor HSBC’s operational risk profile and review the effective implementation of the Group’s operational risk management framework. The GORCC receives quarterly reports on the Group’s operational risk profile, including top risks, control issues, internal and external operational loss events and key risk indicators. The GORCC communicates the lessons learned from operational events both within HSBC and in the wider industry.

•	A Disclosure Committee has been established to review public disclosures made by HSBC Holdings for any material errors, misstatements or omissions. The membership of the Disclosure Committee, which is chaired by the Group Company Secretary, includes the heads of the Finance, Legal, Risk, Compliance, Group Communications, Investor Relations and Internal Audit functions and representatives from the principal regions, customer groups and global businesses. The integrity of disclosures is underpinned by structures and processes within the Finance and Risk function that support expert and rigorous analytical review of financial reporting.

•	The group financial reporting process for preparing the consolidated Annual Report and Accounts 2009 is controlled using documented accounting policies and reporting formats, supported by a chart of accounts with detailed instructions and guidance on reporting requirements, issued by Group Finance to all reporting entities within the Group in advance of each reporting period end. The submission of financial information from each reporting entity to Group Finance is subject to certification by the responsible financial officer, and analytical review procedures at reporting entity and Group levels.

•	Processes are in place to identify new risks from changes in market conditions and practices or customer behaviours which could expose HSBC to heightened risk of loss or reputational damage. During 2009, attention was focused on evolving best practice in liquidity management and stress testing; aggregating more efficiently counterparty risk data and improving the counterparty crisis management framework; rolling out successfully piloted anti-fraud systems; revised guidance on the approval/review of new products and business initiatives, with greater oversight by the Risk function; the identification of market pricing anomalies; changes in consumer protection standards within personal financial services markets and, more generally, changes in regulation and public policy towards the financial services industry, including the impact of government interventions to address the under-capitalisation and funding difficulties of certain systemically important financial institutions.

•	Periodic strategic plans are prepared for key customer groups, global product groups, support functions and certain geographies within the framework of the Group Strategic Roadmap. Rolling operating plans, informed by detailed analysis of risk appetite, are prepared and adopted by all major HSBC operating companies and set out the key business initiatives and the likely financial effects of those initiatives.

•	Governance and oversight arrangements are in place to ensure that risk analytical models are fit for purpose, used accordingly and complemented by a variety of model-specific and enterprise-wide stress tests that evaluate the impact of severe yet plausible events and other unusual circumstances not fully captured by quantitative models.

•	Centralised functional control is exercised over all IT developments and operations. Common systems are employed for similar business processes wherever practicable. Credit, market and operational risks are measured and reported on in subsidiaries and aggregated for review of risk concentrations on a Group-wide basis.

•	Functional management in Group Management Office is responsible for setting policies, procedures and standards in the following areas of risk: credit; market; liquidity; operational; IT; fraud; business continuity; security; information; insurance; accounting; tax; legal and regulatory compliance; fiduciary; human resources; reputational; sustainability and purchasing. Authorities to enter into credit and market risk exposures are delegated with limits to line management of Group companies. The concurrence of Group Management Office is required, however, to credit proposals with specified higher risk characteristics.

•	Policies to guide subsidiary companies and management at all levels in the conduct of business to safeguard the Group’s reputation are established by the Board of HSBC Holdings and the Group Management Board, subsidiary company boards, board committees and senior management. Reputational risks can arise from environmental, social or governance issues, or as a consequence of operational risk events. As a banking group, HSBC’s good reputation depends upon the way in which it conducts its business but it can also be affected by the way in which clients, to which it provides financial services, conduct their business or use financial products and services.

•	The establishment and maintenance of appropriate systems of internal control is primarily the responsibility of business management. The internal audit function, which is centrally controlled, monitors the effectiveness of internal control structures across the whole of HSBC focusing on the areas of greatest risk to HSBC as determined using a risk-based grading approach. The head of this function reports to the Group Chairman and the Group Audit Committee.

•	Executive management is responsible for ensuring that recommendations made by the internal audit function are implemented within an appropriate and agreed timetable. Confirmation to this effect must be provided to internal audit. Executive management must also confirm annually as part of the internal audit process that offices under their control have taken or are in the process of taking the appropriate actions to deal with all significant recommendations made by external auditors in management letters or by regulators following regulatory inspections.
     The Group Audit Committee has kept under review the effectiveness of this system of internal control and has reported regularly to the Board of Directors. The key processes used by the Committee in carrying out its reviews include: regular business and operational risk assessments; regular reports from the heads of key risk functions including Internal Audit and Compliance; the production annually of reviews of the internal control framework applied at Group Management Office and major operating subsidiary level measured against HSBC benchmarks, which cover all internal controls, both financial and non-financial; semi-annual confirmations from chief executives of principal subsidiary companies as to whether there have been any material losses, contingencies or uncertainties caused by weaknesses in internal controls; internal audit reports; external audit reports; prudential reviews; and regulatory reports. The Group Audit Committee keeps under review a ‘Risk Map’ of the status of key risk areas which impact the Group and considers whether the mitigating actions put in place are appropriate. In addition, where unexpected losses have arisen or where incidents have occurred which indicate gaps in the control framework or in adherence to Group policies, the Group Audit Committee has reviewed special reports, prepared at the instigation of management, which analyse the cause of the issue, the lessons learned and the actions proposed by management to address the issue.
     The Directors, through the Group Audit Committee, have conducted an annual review of the effectiveness of HSBC’s system of internal control covering all material controls, including financial, operational and compliance controls and risk management systems and the adequacy of resources, qualifications and experience of staff of the issuer’s accounting and financial reporting function, and their training programmes and budget. The Group Audit Committee has received confirmation that executive management has taken or is taking the necessary action to remedy any failings or weaknesses identified through the operation of HSBC’s framework of controls.

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Board of Directors > Going concern / Directors’ interests

Going concern basis
The financial statements are prepared on a going concern basis as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions including future projections of profitability, cash flows and capital resources. Further information relevant to the assessment is provided elsewhere in this Report. In particular, HSBC’s principal activities, strategic direction and challenges and uncertainties are described in the ‘Operating and Financial Review’; a financial summary, including a review of the consolidated income statement and consolidated balance sheet, is provided in the ‘Operating and Financial Review’; HSBC’s objectives, policies and processes for managing credit, liquidity and market risk, and its approach to capital management and allocation, are described in the ‘Risk’ section; and the impact of the recent market turmoil in markets for securitised and structured assets is disclosed in the ‘Impact of Market Turmoil’ section.
Directors’ interests
Pursuant to the requirements of the UK Listing Rules and according to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 31 December 2009 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associated corporations:

Directors’ interests
HSBC Holdings ordinary shares of US$0.50

		At 31 December 2009
					Jointly
	At		Child		with
	1 January	Beneficial	under 18	Controlled	another			Total
	2009	owner	or spouse	corporation	person	Trustee		interests	[1]

V H C Cheng	300,790	283,273	182,892	–	–	–		466,165
J D Coombe	13,250	19,676	–	–	–	–		19,676
R A Fairhead	–	–	–	–	21,300	–		21,300
D J Flint	119,456	144,439	–	–	–	32,662	[2]	177,101
A A Flockhart	172,583	269,008	–	–	–	–		269,008
W K L Fung	328,000	294,666	–	170,000	–	–		464,666
M F Geoghegan	477,434	724,757	–	–	–	–		724,757
S K Green	667,421	836,959	–	–	64,252	100,000	[3]	1,001,211
S T Gulliver	2,279,861	2,553,592	177,465	–	–	–		2,731,057
J W J Hughes-Hallett	381,049	–	–	–	–	67,755	[3]	67,755
W S H Laidlaw	21,693	29,532	–	–	–	1,416	[3]	30,948
Sir Mark Moody-Stuart	10,840	7,083	1,190	–	–	7,083	[3]	15,356
G Morgan	52,873	78,515	–	–	–	–		78,515
S M Robertson	98,620	8,343	–	–	–	131,750	[3]	140,093
Sir Brian Williamson	24,496	36,378	–	–	–	–		36,378

1	Includes HSBC Holdings ordinary shares of US$0.50 taken up under the rights issue (as described on page 466). The Directors entitled to acquire new ordinary shares under the rights issue took up their rights in full, other than the rights arising in connection with any ordinary shares held by the executive Directors through the HSBC Holdings UK Share Ownership Plan. Details of executive Directors’ other interests in HSBC Holdings ordinary shares of US$0.50 arising from the HSBC Holdings savings-related share option plans and the HSBC Share Plan are set out in the Directors’ Remuneration Report on pages 334 to 348. At 31 December 2009, the aggregate interests under the Securities and Futures Ordinance of Hong Kong of V H C Cheng, D J Flint, A A Flockhart, M F Geoghegan, S K Green and S T Gulliver in HSBC Holdings ordinary shares of US$0.50, including interests arising through employee share plans were: V H C Cheng – 1,439,533; D J Flint – 961,587; A A Flockhart – 1,151,811; M F Geoghegan – 2,536,837; S K Green – 2,809,790 and S T Gulliver – 3,540,006. Each Director’s total interests represents less than 0.02 per cent of the shares in issue.
2	Non-beneficial interest in 21,775 shares.
3	Non-beneficial.

     M F Geoghegan has an interest as beneficial owner in 280,000 ordinary shares of HK$5 each in Hang Seng Bank (representing less than 0.02 per cent of the shares in issue), which he held throughout the year.
     S K Green had an interest as beneficial owner in €75,000 of HSBC Holdings plc 5 1/2 per cent Subordinated Notes 2009 until they were redeemed by HSBC Holdings on 15 July 2009.
     As directors of HSBC France during 2009, S K Green and S T Gulliver each held an interest as beneficial owner in one share of €5 in that company (representing less than 0.01 per cent of the shares in issue). The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be directors of HSBC France. Following his resignation as a director of HSBC France on 16 February 2010, S K Green ceased to have an interest as beneficial owner in one share of €5 in that company.
     Following a change in Swiss law so that directors are no longer required to hold a qualification share, S K Green and S T Gulliver each ceased to have an interest as beneficial owner in one share of CHF1,000 in HSBC Private Banking Holdings (Suisse) (representing less than 0.01 per cent of the shares in issue) on 4 August 2009.
     V H C Cheng has an interest as beneficial owner in RMB1,000,000 of retail bonds issued by HSBC Bank (China), which he acquired during the year.
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

Increase in Directors’ interests since 31 December 2009
HSBC Holdings ordinary shares of US$0.50

	Beneficial		Child under		Controlled			Beneficiary
	owner		18 or spouse		corporation	Trustee		of a trust	[1]

V H C Cheng	5,088	[2]	1,198	[2]	–	–		3,143
J D Coombe	129	[2]	–		–	–		–
D J Flint	69	[3]	–		–	214	[4]	5,122
A A Flockhart	3,477	[2]	–		–	–		2,491
M F Geoghegan	2,327	[2]	–		–	–		11,871
S K Green	33	[5]	–		–	–		11,849
S T Gulliver	–		4	[2]	–	–		5,300
G Morgan	514	[2]	–		–	–		–
S M Robertson	54	[2]	–		–	–		–
Sir Brian Williamson	238	[2]	–		–	–		–

1	Scrip dividend on Performance Share and Restricted Share awards granted in 2007 and 2008 under the HSBC Share Plan.
2	Scrip dividend.
3	Comprises the automatic reinvestment of dividend income by an Individual Savings Account manager (36 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (19 shares) and the automatic reinvestment of dividend income on shares held in the plan (14 shares).
4	Scrip dividend. Non-beneficial interest in 142 HSBC Holdings ordinary shares of US$0.50.
5	Comprises the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (19 shares) and the automatic reinvestment of dividend income on shares held in the plan (14 shares).

     There have been no other changes in the share and loan capital interests of the Directors from 31 December to the date of this Report. Any subsequent changes up to the last practicable date before the publication of the Notice of Annual General Meeting will be set out in the notes to that Notice.
     At 31 December 2009, Directors and Senior Management (being members of the Group Management Board) held, in aggregate, beneficial interests in 19,566,685 HSBC Holdings ordinary shares (0.11 per cent of the issued ordinary shares).
     At 31 December 2009, executive Directors and Senior Management held, in aggregate, options to subscribe for 1,032,688 HSBC Holdings ordinary shares under the HSBC Holdings savings-related share option plans, HSBC Holdings Group Share Option Plan and HSBC Finance: 1996 Long-Term Executive Incentive Compensation Plan. These options are exercisable between 2010 and 2015 at prices ranging from £3.3116 to £6.1760 and US$9.2895 to US$18.6226 per share.

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Employees > Involvement / Disabled / Remuneration policy / Share plans

Employees

At 31 December 2009, HSBC employed 302,000 full and part-time employees worldwide, compared with 325,000 at 31 December 2008 and 330,000 at 31 December 2007. The main centres of employment are the UK with approximately 53,000 employees; the US 29,000, India 35,000, Hong Kong 28,000, Brazil 24,000, Mexico 19,000, mainland China 14,000 and France 11,000. HSBC negotiates with recognised unions. The five highest concentrations of union membership are in Argentina, Brazil, mainland China, Malta and Mexico. It is HSBC’s policy to maintain well-developed communications and consultation programmes with unions and there have been no material disruptions to its operations from labour disputes during the past five years.
     The Group People Strategy was introduced in 2008. This set a number of priorities: strengthening leadership capabilities and developing people skills in general, robust performance management complementing a reward strategy which is market competitive, and improving employee engagement. Continuing emphasis was given in 2009 to increasing international mobility to broaden the internationalism and diversity of employee experience. Training was focused on risk awareness, change management, customer orientation and performance management. Employee engagement continued to improve significantly in the year (see non-financial KPIs on page 20).
     HSBC remains committed to creating a diverse and inclusive work environment reflective of its customer base, international workforce, and the communities in which it operates. It has a Group-wide strategy to build an inclusive culture. Focus is placed on improving gender, ethnicity and age diversity to ensure the long term sustainability of the organisation, taking into account global demographic changes. Diversity initiatives are implemented at a regional, country and global business level and local and national laws are respected. Employee network groups, flexible working and mentoring programmes are promoted and established, where possible, to facilitate open discussion of workplace issues for employees and to foster an environment that celebrates diversity and inclusion.
Employee involvement
HSBC values and encourages open communication with employees. Employees have the opportunity to share views via learning programmes, networking events and management blogs, and to enrich their experience and perspectives through international and cross-business assignments. Employment matters and the financial and economic factors affecting HSBC’s performance are regularly shared with employees via management channels, internal seminars, and in-house communication channels such as the company intranet, which is accessible to the majority of HSBC’s employees worldwide. The Group’s annual Global People Survey gives employees the opportunity to provide systematic feedback on their experience of HSBC, and survey results are followed through and acted upon.
Employment of disabled persons
HSBC believes in providing equal opportunities to all employees. The employment of disabled persons is included in this commitment and the recruitment, training, career development and promotion of disabled persons is based on the aptitudes and abilities of the individual. Should employees become disabled while employed by the Group, efforts are made to continue their employment and, if necessary, appropriate training is provided.
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
     Remuneration is an important component in an individual’s decision about which organisation to join and to stay with but, in HSBC’s experience, it is not the overriding one. HSBC seeks to attract people who wish to work for an organisation with strong and sound values, one which is meritocratic and competitive, and which offers challenging career development.
     In line with the overall principles applied to executive Directors by the Remuneration Committee described on page 334 in the Directors’ Remuneration Report:
•	employees’ salaries are reviewed annually in the context of business performance, market practice and internal relativities. Allowances and benefits are largely determined by local market practice;

•	employees participate in various variable pay arrangements. Discretionary variable pay is dependent on the achievement of objectives which derive from those determined at Group level. Since 2008, these objectives have typically been categorised in four segments – financial, customer, process and people. Financial and non-financial metrics are used to measure performance against the objectives, which include profitability, expense control, customer recommendation, employee engagement, adherence to HSBC’s ethical standards, lending guidelines and internal controls and procedures. Effective risk management is emphasised to maintain a strong and secure operating platform, and that influences employee remuneration. Actual levels of variable pay depend on the performance of the Group, its constituent businesses and the individual, taking into account competitive market practice and relevant regulator requirements;

•	to ensure that the interests of HSBC and its employees are aligned with those of its shareholders, that HSBC’s approach to risk management supports the interests of all stakeholders and that remuneration is consistent with effective risk management, the Group requires a proportion of variable pay awards above certain thresholds to be deferred into awards of Restricted Shares. In addition, employees are encouraged to participate in HSBC Holdings savings-related share option plans and local share ownership arrangements.
Employee share plans
To help align the interests of employees with those of shareholders, share options are granted under all-employee share plans and discretionary awards of Performance Shares and Restricted Shares are made under the HSBC Share Plan. There have been no awards of discretionary share options since 30 September 2005.
     Set out on pages 320 to 326 are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted at nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled by HSBC during the year.
     The Remuneration Committee agreed to make adjustments to all unexercised share options and share awards under HSBC’s various share plans and share schemes as a consequence of the 2009 rights issue. The adjustments were based on the theoretical ex-rights price, which was considered to be the most appropriate methodology to reflect the rights issue. The adjustments under certain share plans and share schemes were approved by the relevant tax authorities, where necessary. In the case of the HSBC France and HSBC Private Bank France share plans, similar adjustments were made by these subsidiaries as a consequence of the rights issue. The adjustments were to the ratios at which the subsidiary company shares are exchangeable for HSBC Holdings ordinary shares of US$0.50 following the exercise of options.
     Employee share plans are subject to the following limits on the number of HSBC Holdings ordinary shares that may be subscribed for. In any 10-year period not more than 10 per cent of the HSBC Holdings ordinary shares in issue from time to time (approximately 1,742 million HSBC Holdings ordinary shares at 1 March 2010) may in aggregate become issuable pursuant to the grant of options or be issued other than pursuant to options under all-employee share plans. In any 10-year period not more than 5 per cent of the HSBC Holdings ordinary shares in issue from time to time (approximately 871 million HSBC Holdings ordinary shares on 1 March 2010) may in aggregate be put under option under the HSBC Share Plan or be issuable pursuant to the HSBC Holdings Group Share Option Plan, the HSBC Executive Share Option Scheme, the HSBC Holdings Restricted Share Plan 2000 or the HSBC Share Plan. The number of HSBC Holdings ordinary shares that may be issued on exercise of all options granted on or after 27 May 2005 under the HSBC Share Plan and any other plans must not exceed 1,585,250,000 (1,119,000,000 prior to adjustment for the rights issue) HSBC Holdings ordinary shares. Under the HSBC Holdings savings-related share option plans, the HSBC Share Plan, HSBC Holdings Group Share Option Plan and the HSBC Holdings Executive Share Option Scheme there were options outstanding over 337,038,157 HSBC Holdings ordinary shares at 31 December 2009 (1.9 per cent of the issued ordinary shares). Particulars of options over HSBC Holdings shares held by Directors of HSBC Holdings are set out on page 347 of the Directors’ Remuneration Report.
     The effect on earnings per share of granting share options and share awards is shown in diluted earnings per share on the face of the consolidated income statement, with further details disclosed in

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Employees / Share plans

the Earnings per share Note 13 on the Financial Statements.
All-employee share option plans
The HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International are all-employee share plans under which eligible HSBC employees (those employed within the Group on the first working day of the year of grant) may be granted options to acquire HSBC Holdings ordinary shares. Employees may make contributions of up to £250 (or equivalent) each month over a period of one, three or five years which may be used on the first, third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. Alternatively, the employee may elect to have the savings, plus (where applicable) any interest or bonus, repaid in cash. Options granted over a one-year period are only available under the HSBC Holdings Savings-Related Share Option Plan: International and will be exercisable within three months following the first anniversary of the commencement of the savings contract. Options granted over three or five-year periods will be exercisable within six months following the third or fifth anniversary of the commencement of the relevant savings contract. In the case of redundancy, retirement on grounds of injury or ill health, retirement at or after normal retirement age, the transfer of the employing business to another party, or a change of control of the employing company, options may be exercised before completion of the relevant savings contract.
     Under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International the option exercise price is determined by reference to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20 per cent (except for the one-year options awarded under the US sub-plan where a 15 per cent discount is applied). Where applicable, the US dollars, Hong Kong dollars and euro exercise prices are converted from the sterling exercise price at the applicable exchange rate on the working day preceding the relevant invitation date. The exercise period of the options awarded under all-employee share plans may be advanced to an earlier date in certain circumstances, for example on retirement, and may be extended in certain circumstances, for example on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period. The closing price per HSBC Holdings ordinary share on 28 April 2009, the day before options were awarded in 2009 under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International, was £4.57. The all-employee share option plans will terminate on 27 May 2015 unless the Directors resolve to terminate the plans at an earlier date.

HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

	Exercise price (£)
	At	At				At	Adjustment	Awarded	Exercised		Lapsed	At
Date of	1 Jan	31 Dec		Exercisable		1 Jan	for rights	during	during		during	31 Dec
award	2009	2009	[1]	from	until	2009	issue	year	year	[2]	year	2009

23 Apr 2003	5.3496	4.6618		1 Aug 2008	31 Jan 2009	371,318	5,203	–	153,737		222,784	–
21 Apr 2004	6.4720	5.6399		1 Aug 2009	31 Jan 2010	4,647,894	610,947	–	2,713,037		846,201	1,699,603
24 May 2005	6.6792	5.8205		1 Aug 2008	31 Jan 2009	200,358	4,384	–	13,355		191,387	–
24 May 2005	6.6792	5.8205		1 Aug 2010	31 Jan 2011	4,550,403	550,913	–	21,802		2,781,386	2,298,128
26 Apr 2006	7.6736	6.6870		1 Aug 2009	31 Jan 2010	3,159,428	395,653	–	533,470		804,188	2,217,423
26 Apr 2006	7.6736	6.6870		1 Aug 2011	31 Jan 2012	2,636,893	319,896	–	2,782		1,791,103	1,162,904
25 Apr 2007	7.0872	6.1760		1 Aug 2010	31 Jan 2011	4,705,656	529,574	–	11,212		3,598,098	1,625,920
25 Apr 2007	7.0872	6.1760		1 Aug 2012	31 Jan 2013	3,554,943	418,019	–	3,608		2,619,335	1,350,019
30 Apr 2008	6.8160	5.9397		1 Aug 2011	31 Jan 2012	6,733,293	756,995	–	6,097		5,449,347	2,034,844
30 Apr 2008	6.8160	5.9397		1 Aug 2013	31 Jan 2014	5,947,860	694,867	–	2,221		4,855,816	1,784,690
29 Apr 2009	–	3.3116		1 Aug 2012	31 Jan 2013	–	–	32,960,627	3,273		1,028,614	31,928,740
29 Apr 2009	–	3.3116		1 Aug 2014	31 Jan 2015	–	–	31,053,247	1,141		588,049	30,464,057

1	The exercise price of awards granted prior to 2009 adjusted for rights issue.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.78.

HSBC Holdings Savings-Related Share Option Plan: International
HSBC Holdings ordinary shares of US$0.50

	Exercise price
	At		At				At	Adjustment	Awarded	Exercised		Lapsed	At
Date of	1 Jan		31 Dec		Exercisable		1 Jan	for rights	during	during		during	31 Dec
award	2009		2009	[1]	from	until	2009	issue	year	year	[2]	year	2009

	(£)		(£)
08 May 2003	5.3496		–		1 Aug 2008	31 Jan 2009	380,020	–	–	91,562		288,458	–
21 Apr 2004	6.4720		5.6399		1 Aug 2009	31 Jan 2010	7,456	1,098	–	–		–	8,554
10 May 2004	6.4720		5.6399		1 Aug 2009	31 Jan 2010	2,281,863	239,792	–	695,492		1,446,976	379,187
24 May 2005	6.6792		–		1 Aug 2008	31 Jan 2009	621,324	–	–	61,252		560,072	–
24 May 2005	6.6792		5.8205		1 Aug 2010	31 Jan 2011	2,804,273	254,169	–	9,089		2,119,303	930,050
26 Apr 2006	7.6736		6.6870		1 Aug 2009	31 Jan 2010	1,525,575	191,701	–	151,609		1,170,491	395,176
26 Apr 2006	7.6736		6.6870		1 Aug 2011	31 Jan 2012	323,674	40,882	–	–		227,824	136,732
25 Apr 2007	7.0872		–		1 Aug 2008	31 Oct 2008	264	–	–	264		–	–
25 Apr 2007	7.0872		6.1760		1 Aug 2010	31 Jan 2011	2,816,884	340,681	–	1,589		1,985,219	1,170,757
25 Apr 2007	7.0872		6.1760		1 Aug 2012	31 Jan 2013	773,845	89,634	–	–		559,998	303,481
30 Apr 2008	6.8160		5.9397		1 Aug 2009	31 Oct 2009	1,839,871	204,574	–	371,870		1,672,575	–
30 Apr 2008	6.8160		5.9397		1 Aug 2011	31 Jan 2012	3,291,771	387,480	–	2,332		2,533,167	1,143,752
30 Apr 2008	6.8160		5.9397		1 Aug 2013	31 Jan 2014	1,195,576	146,309	–	–		973,112	368,773
29 Apr 2009	–		3.3116		1 Aug 2010	31 Oct 2010	–	–	4,625,837	1,781		160,903	4,463,153
29 Apr 2009	–		3.3116		1 Aug 2012	31 Jan 2013	–	–	12,639,343	2,638		204,074	12,432,631
29 Apr 2009	–		3.3116		1 Aug 2014	31 Jan 2015	–	–	8,014,194	272		81,886	7,932,036

	(US$)		(US$)
26 Apr 2006	13.3290		11.6154		1 Aug 2009	31 Jan 2010	1,148,429	151,349	–	48,570		1,013,721	237,487
26 Apr 2006	13.3290		11.6154		1 Aug 2011	31 Jan 2012	305,353	40,157	–	64		167,450	177,996
25 Apr 2007	13.8803		12.0958		1 Aug 2010	31 Jan 2011	2,044,643	268,319	–	1,217		1,220,072	1,091,673
25 Apr 2007	13.8803		12.0958		1 Aug 2012	31 Jan 2013	590,169	78,253	–	87		353,595	314,740
30 Apr 2008	14.4876	[3]	12.6250		1 Aug 2009	31 Oct 2009	549,534	71,547	–	–		621,081	–
30 Apr 2008	13.6354		11.8824		1 Aug 2009	31 Oct 2009	399,466	50,322	–	34,889		414,899	–
30 Apr 2008	13.6354		11.8824		1 Aug 2011	31 Jan 2012	1,837,345	246,992	–	275		1,160,590	923,472
30 Apr 2008	13.6354		11.8824		1 Aug 2013	31 Jan 2014	507,206	69,969	–	–		319,324	257,851
29 Apr 2009	–		5.1931	[3]	1 Aug 2010	31 Oct 2010	–	–	1,082,798	–		54,207	1,028,591
29 Apr 2009	–		4.8876		1 Aug 2010	31 Oct 2010	–	–	604,897	279		25,496	579,122
29 Apr 2009	–		4.8876		1 Aug 2012	31 Jan 2013	–	–	5,084,031	769		160,306	4,922,956
29 Apr 2009	–		4.8876		1 Aug 2014	31 Jan 2015	–	–	2,599,092	–		59,764	2,539,328

	(€)		(€)
26 Apr 2006	11.0062		9.5912		1 Aug 2009	31 Jan 2010	124,371	16,114	–	1,083		86,382	53,020
26 Apr 2006	11.0062		9.5912		1 Aug 2011	31 Jan 2012	21,831	3,084	–	–		14,177	10,738
25 Apr 2007	10.4217		9.0818		1 Aug 2010	31 Jan 2011	254,482	34,383	–	–		148,699	140,166
25 Apr 2007	10.4217		9.0818		1 Aug 2012	31 Jan 2013	74,809	10,211	–	–		47,547	37,473
30 Apr 2008	8.6720		7.5571		1 Aug 2009	31 Oct 2009	149,323	16,379	–	8,786		156,916	–
30 Apr 2008	8.6720		7.5571		1 Aug 2011	31 Jan 2012	482,470	60,300	–	–		378,332	164,438
30 Apr 2008	8.6720		7.5571		1 Aug 2013	31 Jan 2014	196,833	23,563	–	–		182,523	37,873
29 Apr 2009	–		3.6361		1 Aug 2010	31 Oct 2010	–	–	369,886	–		8,150	361,736
29 Apr 2009	–		3.6361		1 Aug 2012	31 Jan 2013	–	–	1,466,146	–		25,483	1,440,663
29 Apr 2009	–		3.6361		1 Aug 2014	31 Jan 2015	–	–	1,058,095	–		20,492	1,037,603

	(HK$)		(HK$)
26 Apr 2006	103.4401		90.1414		1 Aug 2009	31 Jan 2010	2,311,113	179,064	–	40,639		2,295,061	154,477
26 Apr 2006	103.4401		90.1414		1 Aug 2011	31 Jan 2012	574,365	28,637	–	–		552,108	50,894
25 Apr 2007	108.4483		94.5057		1 Aug 2010	31 Jan 2011	2,367,952	122,567	–	–		2,325,423	165,096
25 Apr 2007	108.4483		94.5057		1 Aug 2012	31 Jan 2013	676,123	38,246	–	–		657,164	57,205
30 Apr 2008	106.2478		92.5881		1 Aug 2009	31 Oct 2009	1,698,625	101,377	–	5,208		1,794,794	–
30 Apr 2008	106.2478		92.5881		1 Aug 2011	31 Jan 2012	2,756,295	121,655	–	–		2,780,939	97,011
30 Apr 2008	106.2478		92.5881		1 Aug 2013	31 Jan 2014	959,694	54,445	–	–		956,585	57,554
29 Apr 2009	–		37.8797		1 Aug 2010	31 Oct 2010	–	–	5,783,397	5,528		240,016	5,537,853
29 Apr 2009	–		37.8797		1 Aug 2012	31 Jan 2013	–	–	23,940,771	3,806		406,542	23,530,423
29 Apr 2009	–		37.8797		1 Aug 2014	31 Jan 2015	–	–	21,513,401	4,060		221,612	21,287,729

1	The exercise price of awards granted prior to 2009 adjusted for rights issue.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.52.
3	Exercisable at a 15 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date.

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Employees > Share plans / Subsidiary company share plans

Discretionary Share Plans
Note 10 on the Financial Statements gives detail on share-based payments, including awards of Restricted Shares made in 2009.
     The HSBC Share Plan was approved at the 2005 Annual General Meeting and amendments were approved at the Annual General Meeting in 2008. Awards of Performance Shares are made under this Plan to executive Directors and other senior executives. The performance conditions for these awards are described under ‘Performance Shares’ on page 339.
     Awards of Performance Shares are directed to those senior executives who can influence corporate performance such as members of the Group Management Board. Due to market context it was decided that no awards of Performance Shares would be made in 2009.
     Awards of Restricted Shares may be made to other senior executives. In addition, awards are typically made to employees as part of the Group’s bonus deferral policy. Awards of Restricted Shares define the number of shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment. To date, all vesting awards of Performance Shares and Restricted Shares have been satisfied by the transfer of existing shares. To create additional core tier 1 capital and retain funds within HSBC, the Board has agreed that new shares may be issued to satisfy the vesting of awards of Restricted Shares and Performance Shares that cannot be satisfied from shares held by employee benefit trusts commencing in 2011.
     The maximum value of awards that may be granted to an employee in any one year under the HSBC Share Plan is 700 per cent of the employee’s annual salary at the date of grant. For the purpose of the limit, any Restricted Share awards made on or shortly after the commencement of employment or in substitution for all or any part of any bonus to which the employee would otherwise have been entitled, are excluded.
     Since September 2005, no share options have been granted under the HSBC Share Plan. There may be particular circumstances in the future where option grants could be appropriate.
     Prior to 2005, discretionary awards of share options, with vesting subject to the attainment of a predetermined TSR performance condition, were made to employees at all levels of HSBC.
     The vesting of these options was subject to the attainment of pre-determined relative TSR performance criteria, except in HSBC France (which was acquired in 2000) where performance criteria were phased in. There are no outstanding performance conditions that remain to be satisfied for the exercise of discretionary share options. Under the HSBC Holdings Group Share Option Plan, the maximum grant of options which could be made to an employee in any one year (together with the Performance Share awards under the HSBC Holdings Restricted Share Plan 2000) was 150 per cent (or in exceptional circumstances 225 per cent) of the employee’s annual salary at the date of grant plus any bonus paid in the previous year.
     Under the HSBC Holdings Executive Share Option Scheme the maximum value of options which could be granted to an employee in any one year was four times the employee’s relevant earnings.
     The options are generally exercisable between the third and the tenth anniversary of the date of grant.
     The exercise price of options granted under the HSBC Share Plan, and previously under the HSBC Holdings Group Share Option Plan, is the higher of the average market value of the ordinary shares on the five business days prior to the grant of the option or the market value of the ordinary shares on the date of grant of the option, or the nominal value of a share. The exercise price of options granted under the HSBC Holdings Executive Share Option Scheme was the market value of the ordinary shares on the business day prior to the grant of the option. The HSBC Share Plan will terminate on 27 May 2015 unless the Directors resolve to terminate the Plan at an earlier date.
     The exercise period of the options awarded under discretionary share incentive plans may be advanced to an earlier date in certain circumstances, for example on the sale of a business. In the case of the HSBC Holdings Executive Share Option Scheme, the exercise period of the options awarded may be extended in certain circumstances, for example, on the death of a participant the executors may exercise the option beyond the normal exercise period.

HSBC Holdings Executive Share Option Scheme1
HSBC Holdings ordinary shares of US$0.50

	Exercise price (£)
	At	At				At	Adjustment	Exercised		Lapsed	At
	1 Jan	31 Dec		Exercisable		1 Jan	for rights	during		During	31 Dec
Date of award	2009	2009	[2]	from	until	2009	issue	year	[3]	year	2009

29 Mar 1999	6.3754	5.5557		3 Apr 2002	29 Mar 2009	6,858,013	1,005,752	6,300		7,857,465	–
10 Aug 1999	7.4210	6.4669		10 Aug 2002	10 Aug 2009	71,100	10,490	–		81,590	–
31 Aug 1999	7.8710	6.8591		31 Aug 2002	31 Aug 2009	4,000	590	–		4,590	–
3 Apr 2000	7.4600	6.5009		3 Apr 2003	3 Apr 2010	7,030,893	1,028,887	912,232		440,700	6,706,848

1	The HSBC Holdings Executive Share Option Scheme expired on 26 May 2000. No options have been granted under the Scheme since that date.

2	Adjusted for rights issue.

3	The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.20.
HSBC Holdings Group Share Option Plan1
HSBC Holdings ordinary shares of US$0.50

	Exercise price (£)
	At	At				At	Adjustment	Exercised		Lapsed	At
	1 Jan	31 Dec		Exercisable		1 Jan	for rights	during		During	31 Dec
Date of award	2009	2009	[2]	from	until	2009	issue	year	[3]	year	2009

4 Oct 2000	9.6420	8.4024		4 Oct 2003	4 Oct 2010	299,016	43,745	–		3,034	339,727
23 Apr 2001	8.7120	7.5919		23 Apr 2004	23 Apr 2011	26,148,186	3,900,975	574		797,516	29,251,071
30 Aug 2001	8.2280	7.1702		30 Aug 2004	30 Aug 2011	147,768	21,766	–		15,053	154,481
7 May 2002	8.4050	7.3244		7 May 2005	7 May 2012	28,369,933	4,203,127	39,355		1,329,471	31,204,234
30 Aug 2002	7.4550	6.4966		30 Aug 2005	30 Aug 2012	337,142	50,554	–		–	387,696
2 May 2003	6.9100	6.0216		2 May 2006	2 May 2013	25,860,244	3,866,806	1,230,221		578,851	27,917,978
29 Aug 2003	8.1300	7.0848		29 Aug 2006	29 Aug 2013	367,644	52,884	–		48,746	371,782
3 Nov 2003	9.1350	7.9606		3 Nov 2006	3 Nov 2013	4,019,800	593,054	–		–	4,612,854
30 Apr 2004	8.2830	7.2181		30 Apr 2007	30 Apr 2014	50,891,202	7,544,767	277,525		1,888,126	56,270,318
27 Aug 2004	8.6500	7.5379		27 Aug 2007	27 Aug 2014	299,200	44,142	–		18,395	324,947
20 Apr 2005	8.3620	7.2869		20 Apr 2008	20 Apr 2015	6,660,770	1,011,194	–		787,567	6,884,397

1	The HSBC Holdings Group Share Option Plan expired on 26 May 2005. No options have been granted under the Plan since that date.

2	Adjusted for rights issue.

3	The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.17.
HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

	Exercise price (£)
	At	At				At	Adjustment	Exercised	Lapsed	At
	1 Jan	31 Dec		Exercisable		1 Jan	for rights	during	During	31 Dec
Date of award	2009	2009	[1]	from	until	2009	issue	year	year	2009

21 Jun 2005	8.794	7.6634		21 Jun 2008	21 Jun 2009	224,727	33,155	–	257,882	–
30 Sep 2005	9.170	7.9911		30 Sep 2008	30 Sep 2015	74,985	11,061	–	–	86,046

1	Adjusted for rights issue.

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

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Employees > Subsidiary company share plans

HSBC France
Shares of €5

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable		1 January	exercised		lapsed	31 December
award	price (€)	from	until	2009	during year	[1]	during year	2009	[1]

7 Apr 1999	81.71	7 Jun 2000	7 Apr 2009	183,627	–		183,627	–
12 Apr 2000	142.50	1 Jan 2002	12 Apr 2010	604,250	–		–	604,250

1	Following exercise of the options, the HSBC France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 14.917916 HSBC Holdings ordinary shares for each HSBC France share. At 31 December 2009, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 9,963,718 HSBC Holdings ordinary shares which may be exchanged for HSBC France shares arising from the exercise of these options.
HSBC Private Bank France
Shares of €2

				Options at	Options		Options	Options at
Date of	Exercise	Exercisable		1 January	exercised		lapsed	31 December
award	price (€)	from	until	2009	during year	[1]	during year	2009	[1]

21 Dec 1999	10.84	21 Dec 2000	21 Dec 2009	26,250	17,250		9,000	–
10 Mar 2000	12.44	27 Jun 2004	31 Dec 2010	20,626	16,206		–	4,420
15 May 2001	20.80	15 May 2002	15 May 2011	141,525	–		–	141,525
1 Oct 2002	22.22	2 Oct 2005	1 Oct 2012	145,575	–		–	145,575

1	Following exercise of the options, the HSBC Private Bank France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 2.099984 HSBC Holdings ordinary shares for each HSBC Private Bank France share. At 31 December 2009, The CCF Employee Benefit Trust 2001 held 998,783 HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of these options.

HSBC Finance
Following the acquisition of HSBC Finance in 2003, all outstanding options and equity-based awards over HSBC Finance common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for the acquisition of HSBC Finance (2.675 HSBC Holdings ordinary shares for each HSBC Finance common share) and the exercise prices per share were adjusted accordingly. No further options will be granted under the plans.
     All outstanding options and other equity-based awards over HSBC Finance common shares granted before 14 November 2002, being the date the transaction was announced, vested on completion of the acquisition. Options granted after 14 November 2002 are exercisable on their original terms, save that they were adjusted to reflect the exchange ratio.
     The following are details of options to acquire shares in HSBC Holdings.
     At 31 December 2009, the HSBC (Household) Employee Benefit Trust 2003 held 2,642,279 HSBC Holdings ordinary shares and 1,455 American Depositary Shares, each of which represents five HSBC Holdings ordinary shares, which may be used to satisfy the exercise of employee share options.

HSBC Finance: 1996 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50

	Exercise price (US$)
	At	At				At	Adjustment	Exercised		Lapsed	At
	1 Jan	31 Dec		Exercisable		1 Jan	for rights	during		during	31 Dec
Date of award	2009	2009	[1]	from	until	2009	issue	year	[2]	year	2009

17 May 1999	16.99	14.81		17 May 2000	17 May 2009	334,375	49,331	–		383,706	–
31 Aug 1999	13.96	12.17		31 Aug 2000	31 Aug 2009	300,938	44,397	–		345,335	–
8 Nov 1999	16.96	14.78		8 Nov 2000	8 Nov 2009	4,250,577	627,096	–		4,877,673	–
8 Feb 2000	13.26	11.56		8 Feb 2001	8 Feb 2010	66,875	9,866	–		–	76,741
30 Jun 2000	15.70	13.68		30 Jun 2001	30 Jun 2010	26,846	3,959	–		–	30,805
13 Nov 2000	18.40	16.03		13 Nov 2001	13 Nov 2010	5,728,514	845,109	–		–	6,573,623
12 Nov 2001	21.37	18.62		12 Nov 2002	12 Nov 2011	7,571,322	1,116,966	–		–	8,688,288
20 Nov 2002	10.66	9.29		20 Nov 2003	20 Nov 2012	2,402,135	354,367	20,000		–	2,736,502

1	Adjusted for rights issue.

2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.172.

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
     All outstanding options over Bank of Bermuda shares vested on completion of the acquisition. The following are details of options to acquire shares in HSBC Holdings. At 31 December 2009, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 2,113,611 HSBC Holdings ordinary shares which may be used to satisfy the exercise of employee share options.

Bank of Bermuda: Executive Share Option Plan 1997
HSBC Holdings ordinary shares of US$0.50

	Exercise price (US$)
	At	At				At	Adjustment	Exercised		Lapsed	At
	1 Jan	31 Dec		Exercisable		1 Jan	for rights	during		during	31 Dec
Date of award	2009	2009	[1]	from	until	2009	issue	year	[2]	year	2009

23 Feb 1999	7.40	6.45		23 Feb 2000	23 Feb 2009	4,904	723	–		5,627	–
3 Aug 1999	7.10	6.19		3 Aug 2000	3 Aug 2009	7,634	1,125	5,841		2,918	–
4 Feb 2000	7.21	6.28		4 Feb 2001	4 Feb 2010	31,678	4,674	10,613		–	25,739
1 Jun 2000	7.04	6.13		1 Jun 2001	1 Jun 2010	61,649	9,095	–		–	70,744
31 Jul 2000	10.11	8.81		31 Jul 2001	31 Jul 2010	27,744	4,093	–		–	31,837
11 Jan 2001	14.27	12.44		11 Jan 2002	11 Jan 2011	53,943	7,958	–		–	61,901

1	Adjusted for rights issue.

2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.58.
Bank of Bermuda: Share Option Plan 2000
HSBC Holdings ordinary shares of US$0.50

	Exercise price (US$)
	At	At				At	Adjustment	Exercised		Lapsed	At
	1 Jan	31 Dec		Exercisable		1 Jan	for rights	during		during	31 Dec
Date of award	2009	2009	[1]	from	until	2009	issue	year	[2]	year	2009

11 Jan 2001	14.27	12.44		11 Jan 2002	11 Jan 2011	134,857	19,896	–		–	154,753
6 Feb 2001	16.41	14.30		6 Feb 2002	6 Feb 2011	556,353	81,148	–		–	637,501
29 Mar 2001	15.39	13.41		29 Mar 2002	29 Mar 2011	270	40	–		–	310
16 Apr 2001	15.57	13.57		16 Apr 2002	16 Apr 2011	539	80	–		–	619
6 Jun 2001	18.35	15.99		6 Jun 2002	6 Jun 2011	8,091	1,194	–		–	9,285
16 Jul 2001	16.87	14.70		16 Jul 2002	16 Jul 2011	14,930	2,203	–		–	17,133
28 Aug 2001	15.39	13.41		28 Aug 2002	28 Aug 2011	13,486	1,990	–		–	15,476
26 Sep 2001	12.79	11.15		26 Sep 2002	26 Sep 2011	350,196	51,667	–		–	401,863
30 Jan 2002	15.60	13.59		30 Jan 2003	30 Jan 2012	1,226	181	–		–	1,407
5 Feb 2002	16.09	14.02		5 Feb 2003	5 Feb 2012	740,461	108,165	–		–	848,626
10 Jul 2002	15.84	13.80		10 Jul 2003	10 Jul 2012	12,260	1,809	–		–	14,069
4 Feb 2003	10.69	9.32		4 Feb 2004	4 Feb 2013	128,904	14,877	1,699		–	142,082
21 Apr 2003	11.85	10.33		21 Apr 2004	21 Apr 2013	6,833	1,009	–		–	7,842

1	Adjusted for rights issue.

2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.33.

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Employees > Compensation / Bank payroll tax // Sustainability

Bank of Bermuda: Directors’ Share Option Plan
HSBC Holdings ordinary shares of US$0.50

	Exercise price (US$)
	At	At				At	Adjustment	Exercised	Lapsed	At
	1 Jan	31 Dec		Exercisable		1 Jan	for rights	during	during	31 Dec
Date of award	2009	2009	[1]	from	until	2009	issue	year	year	2009

22 Sep 1999	8.02	6.99		22 Sep 2000	22 Sep 2009	3,082	455	–	3,537	–
20 Sep 2000	11.31	9.86		20 Sep 2001	20 Sep 2010	4,046	597	–	4,643	–
28 Mar 2001	15.76	13.73		28 Mar 2002	28 Mar 2011	12,811	1,890	–	2,321	12,380
3 Apr 2002	16.01	13.95		3 Apr 2003	3 Apr 2012	24,520	3,615	–	5,627	22,508
30 Apr 2003	12.23	10.66		30 Apr 2004	30 Apr 2013	4,904	723	–	–	5,627

1	Adjusted for rights issue.

Employee compensation and benefits
Note 8 on the Financial Statements gives details about employee compensation and benefits including pension plans.
     Set out below is information in respect of the five individuals (including two Directors of HSBC Holdings) whose emoluments were the highest in HSBC for the year ended 31 December 2009.
Emoluments of 5 highest paid employees

£000

Basic salaries, allowances and benefits in kind	3,190
Pension contributions	324
Bonuses paid or receivable	35,017
Inducements to join paid or receivable	–

Total	38,531

Total (US$000)	60,103

     Their emoluments were within the following bands:

Number of
employees

£4,300,001 – £4,400,000	1
£5,600,001 – £5,700,000	1
£9,000,001 – £9,100,000	1
£9,300,001 – £9,400,000	1
£10,000,001 – £10,100,000	1
     Performance-related variable pay awards for the five individuals reported above were fully deferred and will vest pro rata over three years from the date of the award.
     The aggregate remuneration of Directors and Senior Management (being members of the Group Management Board) for the year ended 31 December 2009 was US$70,620,005.
     The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for Directors and Senior Management for the year ended 31 December 2009 was US$1,790,072.
     Executive Directors and members of Senior Management are generally subject to notice periods of up to 12 months and a normal retirement age of 65.
Bank payroll tax
Both the UK and French governments announced in late 2009 their intention to introduce one-off taxes in respect of certain bonuses payable by banks and banking groups. In both countries the taxes are to be levied at 50 per cent on bonuses awarded in a certain period and over a threshold amount. The taxes will be liabilities of the employer and will be payable on awards of both cash and shares.
     In the UK, draft provisions have been issued by HM Revenue & Customs. It is the UK government’s intention to include the bank payroll tax in the 2010 Finance Bill. The Bill will not be enacted until later in 2010 and will apply retrospectively to certain bonuses awarded in the period from 9 December 2009 to 5 April 2010. In France, the legislation has not yet been enacted. In both countries there are uncertainties as to the interpretation of the draft proposals, and detailed analysis of individual awards in the context of the final legislation will be required to determine the precise effect of the taxes.
     The estimated tax payable under the proposals, as currently drafted, both in respect of cash and deferred awards, is US$355 million in the UK and US$45 million in France. The taxes will be payable and accounted for in 2010 once the legislation is enacted. The actual amount paid may be different depending on the final details of each tax.
Corporate sustainability

HSBC’s values promote ethical and sustainable business practices, making sustainability central to the Group’s strategy and culture. It is about the Group’s long-term approach to managing economic, social and environmental issues that are within its ability to influence. Primarily, this concerns achieving sustainable profit growth so that HSBC can continue to reward shareholders and employees, build long-lasting relationships with customers and suppliers, pay taxes and duties in those countries where it operates, and invest in communities for future growth.
     HSBC’s continuing financial success depends, in part, on its ability to identify and address certain non-financial considerations which are material to the business, and to mitigate the risks and maximise the opportunities arising from them. These generally fall into one or more of the following four broad areas:
•	Business sustainability

•	Environmental issues

•	Community investment

•	Employee engagement
Business sustainability
HSBC aims to build long-term customer relationships around the world through the provision of a consistent and high-quality service and customer experience. The Group uses the benefits of its scale, financial strength, geographical reach and strong brand value to achieve this.
     HSBC aims to take advantage of the opportunities and manage the risks presented by emerging global trends by leading the development of sustainable business models to address them. The Group understands that the world is changing, with increased longevity, a widening gap in the relative growth rates of emerging and mature economies and the need to move to a lower-carbon economy in order to mitigate some of the effects of climate change being significant examples. Over the long term, HSBC anticipates playing a leading role in shaping the market response to these challenges and is among those financial institutions identifying how business can respond in ways that bring both environmental and social benefits, as well as providing viable economic returns.
Environmental issues
HSBC focuses its environmental initiatives primarily on addressing and responding to issues associated with climate change, including energy, water management and biodiversity. Climate change has the potential to materially affect HSBC’s customers and, by extension, the Group’s long-term success, introducing new risks to business activity. However, it also has the potential to stimulate a new era of low carbon growth, innovation and development. In 2009, HSBC continued to deepen its understanding of the likely effects that climate change and the responses to it will have upon its business and those of its customers. The Group further developed its ability to research the commercial implications of climate change mitigation initiatives, improved the make up and distribution of its investable index offering, ‘The Global Climate Change Benchmark Index’ and benefited from the continuing counsel of Lord Stern as advisor to the Group Chairman on economic development and climate change.
Community investment
HSBC has a long-standing commitment to the communities in which it operates. Many of the Group’s key markets are emerging economies. HSBC’s operations bring benefits to its host countries through tax contributions, and to local people and businesses through employment, training, purchasing and investment. Beyond the impact of its core business, the Group aims to encourage social and economic opportunity through its community investment activity.
     HSBC focuses this activity on education and the environment because it believes they are essential building blocks for the development of communities and are prerequisites for economic growth. Global education programmes such as Future First, JA More Than MoneyTM and Eco-Schools focus on helping disadvantaged children, promoting financial literacy and environmental education and understanding. The Group’s flagship environmental programme is the HSBC Climate Partnership, a US$100 million commitment to working with The Climate Group, Earthwatch, Smithsonian Tropical Research Institute and WWF on tackling climate change.
     In 2009, HSBC donated a total of US$100 million to community investment projects (2008: US$102 million, or US$99 million at constant exchange rates).
Employee engagement
‘Employee engagement’ describes employees’ emotional and intellectual commitment to their organisation and its success and is critical to the long-term ability of the Group to deliver the highest quality of financial services. HSBC’s annual Global People Survey shows that employees value the Group’s commitment to sustainable business practices and view the Group as being a leader in this regard. HSBC has made sustainability a key element of the employee induction and senior management training programmes, and has fully integrated sustainability risk issues into the Group’s risk management processes covering corporate clients.

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Sustainability / Share capital > Issued / Rights and obligations

Sustainability governance
Sustainability at HSBC exists as a GMO function, with senior executives charged with implementing sustainable business practice in all major regions through inclusion in the Group Standards Manuals and through induction and developmental training.
     The Corporate Sustainability Committee, a Committee of the Board, is responsible for advising the Board, committees of the Board and executive management on corporate sustainability policies, including environmental, social and ethical issues. At an operational level, implementation of these policies is managed primarily by Group Human Resources, Group Risk, Group Compliance and Group Corporate Sustainability.
     The terms of reference of the Corporate Sustainability Committee are available at www.hsbc.com/boardcommittees. The members of the Committee throughout 2009 were W K L Fung (Chairman), Sir Mark Moody-Stuart and N R N Murthy, each of whom is a non-executive Director, G V I Davis, Lord May and Dame Mary Marsh (appointed a member on 31 July 2009), who are non-director members of the Committee. There were five meetings of the Corporate Sustainability Committee during 2009. Following each meeting, the Committee reports to the Board on its activities.
     HSBC reports on its progress in developing and implementing its sustainability strategy annually in the HSBC Sustainability Report, which is externally verified and prepared using the Global Reporting Initiative. PricewaterhouseCoopers has been re-appointed for 2009 and will verify the Group’s commitment to carbon neutrality and adherence to the Equator Principles. The HSBC Sustainability Report 2009 will be issued on 28 May 2010 and will be available at www.hsbc.com/sustainability.
Sustainability risk
HSBC’s approach to managing sustainability risk is detailed on page 264.
Health and safety
The maintenance of appropriate health and safety standards throughout HSBC remains a key responsibility of all managers and HSBC is committed to proactively managing all health and safety risks associated with its business. HSBC’s objectives are to identify, remove, reduce or control material risks of fires and of accidents or injuries to employees and visitors.
     Group standards, instructions and related policies and procedures are set by Group Corporate
Real Estate and implemented by Health, Safety and Fire Co-ordinators (‘HSFC’s) based in each country in which HSBC operates. The HSFC may call upon regional and Group resource by way of support at any time.
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
     It is HSBC Holdings’ practice to organise payment to its suppliers through a central accounts payable function operated by its subsidiary, HSBC Bank. Included in the balance with HSBC Bank is the amount due to trade creditors which, at 31 December 2009, represented 24 days’ average daily purchases of goods and services received from such creditors, calculated in accordance with the Companies Act 2006, as amended by Statutory Instrument 2008 No. 410.
Share capital

Issued share capital
The nominal value of the issued share capital of HSBC Holdings paid up at 31 December 2009 was US$8,704,117,884 divided into 17,408,206,768 ordinary shares of US$0.50 each and 1,450,000 non-cumulative preference shares of US$0.01 each; and £301,500 comprising 301,500 non-voting deferred shares of £1 each.
     The percentage of the nominal value of the total issued share capital of HSBC Holdings paid up at 31 December 2009 represented by the ordinary shares of US$0.50 each, non-cumulative preference shares of US$0.01 each and non-voting deferred shares of £1 each was approximately 99.9942, 0.0002, and 0.0056 per cent respectively.
Rights and obligations attaching to shares
The rights and obligations attaching to each class of share in the share capital of HSBC Holdings are set out in the Articles of Association of HSBC Holdings. Set out below is a summary of the rights and obligations attaching to each class of shares with respect to voting, dividends, capital and, in the case of the preference shares, redemption.
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
     If a shareholder or any person appearing to be interested in the Company’s shares has been sent a notice under section 793 of the Companies Act 2006 (which confers upon public companies the power to require information from any person whom the Company knows or has reasonable cause to believe to be interested in the shares) and has failed in relation to any shares (the ‘default shares’) to supply the information requested within the period set out in the notice, then the member, unless the Board otherwise determines, is not entitled to be present at or to vote the default shares at any general meeting or to exercise any other right conferred by being a shareholder. If the default shares represent at least 0.25 per cent in nominal value of the issued shares of that class, unless the Board otherwise determines, any dividend shall be withheld by the Company without interest, no election may be made for any scrip dividend alternative, and no transfer of any shares held by the member will be registered except in limited circumstances.
Ordinary shares
Subject to the Companies Act 2006 and the Articles of Association of HSBC Holdings, HSBC Holdings may, by ordinary resolution, declare dividends to be paid to the holders of ordinary shares, however, no dividend shall exceed the amount recommended by the Board. The Board may pay interim dividends as appears to the Board to be justified by the profits of HSBC Holdings available for distribution. All dividends shall be apportioned and paid proportionately to the percentage of the nominal amount paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly. Subject to the Articles of Association of HSBC Holdings, the Board may, with the prior authority of an ordinary resolution of HSBC Holdings and subject to such terms and conditions as the Board may determine, offer to any holders of ordinary shares the right to elect to receive ordinary shares of the same or a different currency, credited as fully paid, instead of cash in any currency in respect of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution. At the 2007 Annual General Meeting shareholders gave authority to the Directors to determine to offer a scrip dividend alternative until the conclusion of the Annual General Meeting in 2012.
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
     Holders of the preference shares will only be entitled to attend and vote at general meetings of HSBC Holdings if any dividend payable on the relevant preference shares in respect of such period as the Board shall determine prior to allotment thereof (which, in the case of the Dollar Preference Shares in issue at 1 March 2010, is four consecutive dividend payment dates) is not paid in full or in such other circumstances, and upon and subject to such terms, as the Board may determine prior to allotment of the relevant preference shares. Whenever holders of the relevant preference shares are entitled to vote on a resolution at a general meeting, on a show of hands every such holder who is present in person or by proxy shall have one vote and on a poll every such holder who is present in person or by proxy shall have one vote per preference share held by him or her or such number of votes per share as the Board shall determine prior to allotment of such share.

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Share capital > Rights and obligations / 2009 // Dividends, shareholders and meetings > 2009

     Subject to the Articles of Association, holders of the relevant preference shares shall have the right to a non-cumulative preferential dividend at such rate, on such dates and on such other terms and conditions as may be determined by the Board prior to allotment thereof in priority to the payment of any dividend to the holders of ordinary shares and any other class of shares of HSBC Holdings in issue (other than (i) the other preference shares in issue and any other shares expressed to rank pari passu therewith as regards income; and (ii) any shares which by their terms rank in priority to the relevant preference shares as regards income). Dividends on the Dollar Preference Shares in issue at 1 March 2010 are paid quarterly at the sole and absolute discretion of the Board of Directors. The Board of Directors will not declare a dividend on the Dollar Preference Shares if payment of the dividend would cause HSBC Holdings not to meet the applicable capital adequacy requirements of the FSA or the profit of HSBC Holdings available for distribution as dividends is not sufficient to enable HSBC Holdings to pay in full both dividends on the relevant preference shares and dividends on any other shares that are scheduled to be paid on the same date and that have an equal right to dividends. HSBC Holdings may not declare or pay dividends on any class of its shares ranking lower in the right to dividends than the preference shares nor redeem nor purchase in any manner any of its other shares ranking equal with or lower than the preference shares unless it has paid in full, or set aside an amount to provide for payment in full, the dividends on the preference shares for the then-current dividend period.
     The preference shares carry no rights to participate in the profits or assets of HSBC Holdings other than as set out in the Articles of Association and subject to the Companies Act 2006, do not confer any right to participate in any offer or invitation by way of rights or otherwise to subscribe for additional shares in HSBC Holdings, do not confer any right of conversion and do not confer any right to participate in any issue or bonus shares or shares issued by way of capitalisation of reserves.
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
     HSBC Holdings may redeem the relevant preference shares in accordance with the Articles of Association and the terms on which the relevant preference shares were issued and allotted. In the case of the Dollar Preference Shares in issue at 1 March 2010, HSBC Holdings may redeem such shares in whole at any time on or after 16 December 2010, subject to prior notification to the FSA.
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
Share capital during 2009
The following events occurred during the year in relation to the ordinary share capital of HSBC Holdings:
Scrip dividends
1.	38,963,783 ordinary shares were issued at par in January 2009 to shareholders who elected to receive new shares in lieu of the third interim dividend for 2008. The market value per share used to calculate shareholders’ entitlements to new shares was US$9.7631, being the US dollar equivalent of £6.4785.

2.	109,826,747 ordinary shares were issued at par in May 2009 to shareholders who elected to receive new shares in lieu of the fourth interim dividend for 2008. The market value per share used to calculate shareholders’ entitlements to new shares was US$5.6847, being the US dollar equivalent of £3.907.

3.	21,713,706 ordinary shares were issued at par in July 2009 to shareholders who elected to receive new shares in lieu of the first interim dividend for 2009. The market value per share used to calculate shareholders’ entitlements to new shares was US$8.7461, being the US dollar equivalent of £5.4595.

4.	64,721,433 ordinary shares were issued at par in October 2009 to shareholders who elected to receive new shares in lieu of the second interim dividend for 2009. The market value per share used to calculate shareholders’ entitlements to new shares was US$10.7597, being the US dollar equivalent of £6.566.
Rights issue
5.	5,060,239,065 new ordinary shares were issued at 254 pence per new ordinary share in April 2009 in connection with a rights issue announced on 2 March 2009.
All-Employee share plans
6.	In connection with the exercise of options under the HSBC Holdings savings-related share option plans: 4,855,485 ordinary shares were issued at prices ranging from £3.3116 to £7.6736 per share; 59,241 ordinary shares were issued at prices ranging from HK$37.8797 to HK$92.5881 per share; 86,150 ordinary shares were issued at prices ranging from US$4.8876 to US$13.8803 per share; and 9,869 ordinary shares were issued at prices ranging from €7.5571 to €9.5912 per share. Options over 57,629,816 ordinary shares lapsed.

7.	Options over 152,795,762 ordinary shares were granted at nil consideration under the HSBC Holdings savings-related share option plans on 29 April 2009 as a result of more than 90,000 applications received from HSBC employees resident in over 70 countries and territories.
Discretionary share incentive plans
8.	918,532 ordinary shares were issued at prices ranging from £5.5557 to £6.5009 per share in connection with the exercise of options under the HSBC Holdings Executive Share Option Scheme. Options over 8,384,345 ordinary shares lapsed.

9.	1,547,675 ordinary shares were issued at prices ranging from £6.0216 to £8.4050 per share in connection with the exercise of options under the HSBC Holdings Group Share Option Plan. Options over 5,466,759 ordinary shares lapsed.

10.	No options were exercised under and no ordinary shares were issued in connection with the HSBC Share Plan. Options over 257,882 ordinary shares lapsed.
Authority to purchase ordinary shares
11.	At the Annual General Meeting in 2009, shareholders renewed the authority for the Company to make market purchases of ordinary shares. The authority is to make market purchases of up to 1,720,481,200 ordinary shares. The Directors have not exercised this authority. In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange on 19 December 2005, HSBC Holdings will comply with the applicable law and regulation in the UK in relation to the holding of any shares in treasury and with the conditions of the waiver, in connection with any shares it may hold in treasury.
Authority to allot shares
12.	At the Annual General Meeting in 2009, shareholders renewed the general authority for the Directors to allot new shares. The general authority is to allot up to 3,440,962,400 ordinary shares, 10,000,000 non-cumulative preference shares of £0.01 each, 8,550,000 non-cumulative preference shares of US$0.01 each and 10,000,000 non-cumulative preference shares of €0.01 each. Within this, the Directors have authority to allot up to a maximum of 860,240,600 ordinary shares wholly for cash to persons other than existing shareholders.
     Other than as described in paragraphs 1 to 6 and 8 to 9 above, the Directors did not allot any shares during 2009.
Dividends, shareholders and meetings

Dividends for 2009
First, second and third interim dividends for 2009, each of US$0.08 per ordinary share, were paid on 8 July 2009, 7 October 2009 and 13 January 2010 respectively. Note 12 on the Financial Statements gives more information on the dividends declared in 2009. On 1 March 2010, the Directors declared a fourth interim dividend for 2009 of US$0.10 per ordinary share in lieu of a final dividend, which will be payable on 5 May 2010 in cash in US dollars, or in sterling or Hong Kong dollars at exchange rates

HSBC HOLDINGS PLC
Report of the Directors: Governance (continued)

Dividends, shareholders and meetings > 2010 / Communications / Notifiable interests / Dealings / AGM to be determined on 26 April 2010, with a scrip dividend alternative. As the fourth interim dividend for 2009 was declared after the balance sheet date it has not been included as a creditor at 31 December 2009. The reserves available for distribution at 31 December 2009 were US$34,460 million.
     A quarterly dividend of US$15.50 per 6.20 per cent non-cumulative US dollar preference share, Series A (‘Series A dollar preference share’), equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A dollar preference share, was paid on 16 March, 15 June, 15 September and 15 December 2009.
Dividends for 2010
The proposed timetable for interim dividends in respect of 2010 on the ordinary shares of US$0.50 is set out in the Shareholder Information section on page 473.
     A quarterly dividend of US$15.50 per Series A dollar preference share (equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A dollar preference share) was declared on 10 February 2010 for payment on 15 March 2010.
Communication with shareholders
Communication with shareholders is given high priority. Extensive information about HSBC’s activities is provided in the Annual Report and Accounts, Annual Review and the Interim Report to shareholders which are available on www.hsbc.com. There is regular dialogue with institutional investors and enquiries from individuals on matters relating to their shareholdings and the business of HSBC are welcomed and are dealt with in an informative and timely manner. All shareholders are encouraged to attend the Annual General Meeting or the informal meeting of shareholders held in Hong Kong to discuss the progress of HSBC.
Notifiable interests in share capital
At 31 December 2009, the following disclosures of major holdings of voting rights had been received by the Company (and have not been subsequently amended or withdrawn) pursuant to the requirements of the Financial Services Authority Disclosure and Transparency Rule 5:
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
     As at 31 December 2009, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong, JPMorgan Chase & Co. had given notice that on 30 December 2009 it had a long position of 1,024,160,585 HSBC Holdings ordinary shares, representing 5.88 per cent of the ordinary shares in issue, a short position of 63,293,272 HSBC Holdings ordinary shares, representing 0.36 per cent of the ordinary shares in issue and a lending pool of 771,012,503 HSBC Holdings ordinary shares, representing 4.43 per cent of the ordinary shares in issue. Since 31 December 2009, and following interim notifications on 26 and 27 January 2010 and 5 February 2010, JPMorgan Chase & Co. gave notice that on 9 February 2010 it had a long position of 1,044,033,679 HSBC Holdings ordinary shares, representing 5.99 per cent of the ordinary shares in issue, a short position of 57,605,424 HSBC Holdings ordinary shares, representing 0.33 per cent of the ordinary shares in issue and a lending pool of 769,997,063 HSBC Holdings ordinary shares, representing 4.42 per cent of the ordinary shares in issue.
     In compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited at least 25 per cent of the total issued share capital of HSBC Holdings has been held by the public at all times during 2009 and up to the date of this Report.
Dealings in HSBC Holdings shares
Except for dealings as intermediaries by HSBC Bank, HSBC Financial Products (France) and The Hongkong and Shanghai Banking Corporation, which are members of a European Economic Area exchange, neither HSBC Holdings nor any subsidiary has bought, sold or redeemed any securities of HSBC Holdings during the year ended 31 December 2009.

Annual General Meeting
The Annual General Meeting of HSBC Holdings will be held at the Barbican Hall, Barbican Centre, London EC2 on 28 May 2010 at 11:00 am.
     An informal meeting of shareholders will be held at 1 Queen’s Road Central, Hong Kong on Monday 24 May 2010 at 4:30 pm.
     Resolutions to receive the Annual Report and Accounts, approve the Directors’ Remuneration Report, re-elect Directors and reappoint KPMG Audit Plc as Auditor will be submitted to the Annual General Meeting. KPMG Audit Plc has expressed its willingness to continue in office and the Group Audit Committee and the Board has recommended that KPMG Audit Plc be reappointed. Resolutions will also be submitted to the Annual General Meeting to renew the authorities for the allotment of shares and the disapplication of pre-emption rights. In addition, resolutions will be proposed to seek approval for changes to the Articles of Association, to amend the HSBC Holdings UK Incentive Plan and to continue to be able to call general meetings (other than Annual General Meetings) on 14 days’ notice.
     A live webcast of the Annual General Meeting will be available on www.hsbc.com. From shortly after the conclusion of the Meeting until 30 June 2010 a recording of the proceedings will be available on www.hsbc.com.

On behalf of the Board
S K Green, Group Chairman	1 March 2010
HSBC Holdings plc
Registered number 617987

HSBC HOLDINGS PLC
Directors’ Remuneration Report

Remuneration committee / Principles / Application to executive Directors / HSBC performance and context

Remuneration Committee

The Remuneration Committee meets regularly to consider human resource issues relating to terms and conditions of employment, remuneration and retirement benefits. Within the authority delegated by the Board, the Committee is responsible for approving the remuneration policy of HSBC and in doing so takes into account the pay and conditions across the Group. This includes the terms of bonus plans, share plans, other long-term incentive plans and the individual remuneration packages of executive Directors and other senior Group employees, including all in positions of significant influence and those having an impact on HSBC’s risk profile. No Directors are involved in deciding their own remuneration.
     Following each meeting the Committee reports to the Board on its activities. The terms of reference of the Committee are available at www.hsbc.com/boardcommittees.
     The members of the Remuneration Committee throughout 2009 were Sir Mark Moody-Stuart (Chairman), J D Coombe, W S H Laidlaw and G Morgan. J L Thornton became a member of the Committee on 24 April 2009.
     There were seven meetings of the Remuneration Committee during 2009. The table on page 304 gives details of Directors’ attendance at these meetings.
     The Committee has appointed Deloitte LLP to provide independent advice on executive remuneration issues and Towers Watson (formerly Towers Perrin) to provide remuneration data. As global firms, each of these firms also provided other consulting services to various parts of HSBC. Other consultants are used from time to time to advise on specific issues. During the year the Group Chief Executive provided regular briefings to the Committee and the Committee received advice from the Group Managing Director, Human Resources, A Almeida, the Head of Group Performance and Reward, S J Walker and subsequently T Roberts, and the Group Chief Risk Officer, B Robertson.
Overall principles

A global reward strategy for the Group was approved by the Remuneration Committee in 2007. This strategy provided a framework for the Remuneration Committee in carrying out its responsibilities during the year and includes the following key elements:
•	an assessment of reward with reference to clear and relevant objectives set within a balanced scorecard framework. This framework facilitates a rounded approach to objective setting. Under this framework, objectives are set under four categories –financial, process (including risk mitigation), customer and people. Significant importance is given to the achievement of efficiency and risk objectives as well as financial objectives. Objectives relating to customer development and the productivity of the Group’s human capital are also key to financial performance and the development and sustainability of the Group over the short and medium term;

•	a focus on total compensation (salary, bonus and the value of long-term incentives) with variable pay (namely bonus and the value of long-term incentives) differentiated by performance;

•	the use of considered discretion to assess the extent to which performance has been achieved rather than applying a formulaic approach which, by its nature, may encourage inappropriate risk taking and cannot cover all scenarios;

•	a significant proportion of variable pay being deferred into, predominantly, awards of HSBC Holdings Restricted Shares to tie recipients to the future performance of the Group and to retain key talent. All Restricted Share awards made from 2010 are subject to claw back; and

•	a total remuneration package (salary, bonus, long-term incentive awards and other benefits) which is competitive in relation to comparable organisations in each of the markets in which HSBC operates.
The Committee also takes into account environmental, social and governance aspects when determining executive Directors’ remuneration and oversees senior management incentive structures to ensure that such structures take account of possible inadvertent consequences from these aspects.
Application to executive Directors

In order to ensure that executive Directors’ compensation packages are competitive, having regard to the market in which HSBC competes for executive talent, the Remuneration Committee considers market data from a defined remuneration comparator group. This group initially comprised nine global financial services companies, namely Banco Santander, Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Royal Bank of Scotland, Standard Chartered and UBS. These companies were selected on the basis of their broadly similar business coverage, size and international scope, and are subject to annual review for continuing relevance. During 2009, the Remuneration Committee determined that the Royal Bank of Scotland should be replaced by JPMorgan Chase & Co. in the remuneration comparator group.
     The positioning of total compensation (salary, bonus and the expected value of long term incentives) for the executive Directors depends on the performance of the Group and individual performance assessed against a combination of financial and non-financial objectives within an annual balanced scorecard. Remuneration is structured to provide an opportunity for top quartile total compensation for higher levels of performance.
     The performance-related aspects of the remuneration package consist of an annual bonus of up to four times salary and Performance Share awards with a face value of up to seven times salary. Taking into account the expected value of awards, the performance-related elements of pay make up a considerable proportion of the total remuneration package whilst maintaining an appropriate balance between fixed and variable elements. Annual bonus payments and Performance Share awards are not pensionable.
     A significant proportion of total compensation will be delivered in HSBC Holdings shares. Executive Directors and other senior executives are subject to share ownership guidelines.
     The above approach applies to all executive Directors with the exception of the Group Chairman, S K Green who, at his request, is remunerated through salary only, i.e. he no longer receives annual bonus payments or awards of Performance Shares; and S T Gulliver, whose variable compensation arrangements take into account wholesale banking market practice.
     The approach will continue to be carefully and regularly reviewed during 2010 to take account of current market conditions and emerging regulatory guidelines (see ‘HSBC performance and market context’ below) and, where appropriate, shareholders will be consulted on any proposed changes in policy. Any changes will also be described in future Directors’ Remuneration Reports.
     The application of this policy to each component of executive Directors’ remuneration for 2009 is outlined in more detail within ‘Executive Director remuneration’.
HSBC performance and market context

2009 was a year of unprecedented initiatives by governments and central banks designed to provide timely support for global financial markets and reduce the volatility and turbulence that had characterised 2008. These actions were largely successful and contributed to improved market liquidity, a recovery in market confidence which was reflected in a broad reduction in credit spreads, and a re-opening of global capital markets which allowed banks and corporates alike to raise the equity and debt capital essential to their future. In determining remuneration levels for 2009, the Committee took these events and their context into account. The Committee also recognised that the actions taken by governments and central banks were primarily designed to assist ‘overlent’ banks in developed markets and that many of the measures applied were not only of no assistance but were detrimental to banks such as HSBC with highly liquid, emerging market-facing banking operations. In particular HSBC’s retail businesses earned less interest income on the excess of deposits over lending because of low interest rates and this reduced profitability when set against the largely fixed cost base of the retail infrastructure.

HSBC HOLDINGS PLC
Directors’ Remuneration Report (continued)

HSBC performance and context > Key achievements / Risk management // Executive Director remuneration / Salary

     Within this market context, HSBC did not need taxpayers’ money and its overall financial and non-financial performance was strong relative to its peers. This was evident in consistently favourable assessments of HSBC’s corporate and management structure and its liquidity framework in regulatory policy initiatives which explored why some banks fared better than others during the crisis. HSBC’s share price since the announcement of its 2008 results has more than doubled and HSBC has returned to being the most valuable bank, in terms of market capitalisation, outside mainland China.
Key achievements
The annual financial objectives the Group set itself for 2009 were achieved, although in some areas they were below the longer-term targets established. In the Group’s 2009 performance, particular note was made of the following:
•	the strengthening of the Group’s tier 1 ratio by 250 basis points to 10.8 per cent, exceeding the target range;

•	the maintenance of a highly liquid balance sheet with the ratio of advances to deposits ending below 80 per cent, notwithstanding the impact on profit of the low interest rate environment;

•	the reduction in loan impairment charges in the US consumer finance business and the contribution to that reduction made by management’s decisions to curtail origination activity progressively from 2007 then finally close the Consumer Lending branch network in 2009;

•	the broad base of strong performances within the Global Banking and Markets business, consistent with its continuing strategy;

•	the successful and accelerated wind-down of the legacy exit portfolios of asset-backed and structured credit exposures in the Global Banking and Markets business;

•	recovery in shareholders’ equity in line with expectations, as the available-for-sale portfolio in the Global Banking and Markets business recovered value;

•	the resilient performance of HSBC in Hong Kong, notwithstanding it is a market significantly affected by the low interest rate environment;

•	effective cost control reflected in the underlying cost reduction of 4 per cent excluding the goodwill impairment charge in 2008;
•	the significant reduction in the Group’s own credit spread; and

•	decisive management initiatives taken to address the causes of the disappointing performances in certain personal and commercial portfolios in Latin America and the Middle East.
     Key non-financial achievements of the Group in 2009, which reference the objectives set for senior management in their relevant balanced scorecard categories, are summarised below:
•	process objectives focused on efficiency and qualitative measures which, in turn, affect financial performance and mitigate risk. The Group met the target it set for operational losses as a percentage of revenue and embedded the HSBC Risk Appetite Framework, establishing the nature and quantum of risks which the Group is prepared to accept in undertaking its activities. The overall management of risk mitigation was judged to be strong;

•	progress in meeting customer recommendation and brand health targets was mixed in a challenging environment for retail and commercial banking. The Group met its brand health target for Personal Financial Services and customer penetration targets for wealth insurance, but narrowly missed the brand health target for Commercial Banking. Customer recommendation targets were not met; and

•	regarding the Group’s human capital, HSBC exceeded its 2009 employee engagement target as measured in its Global People Survey, improved on the 2008 score, and exceeded the global financial sector and global norms scores for employee engagement in 2009. The target for the ratio of revenue to staff costs was also met.
Management of risk
Since 2008, the Group’s Risk function has been involved in the approval of relevant incentive plans. Within the Group’s wholesale businesses, where appropriate, specific conditionality has been applied to the release of Restricted Shares awarded by way of deferred bonuses. From 2009, the concept of imputing the cost of capital in the determination of bonus funding was being expanded progressively across HSBC, starting with the Group’s Global Banking and Markets business.
     The Group’s deferral policy for 2009 is compliant with the Financial Services Authority and the Financial Stability Board guidelines. Vesting of Restricted Shares may be subject to forfeiture (claw back) at the sole discretion of the Remuneration Committee after review by the Committee of all relevant circumstances.
     From 2009, the Group Chief Risk Officer has provided advice to the Committee on the implications of the remuneration policy on risk and risk management. As discussed in ‘Overall principles’ above, risk mitigation objectives are included in the balanced scorecard framework. Economic Profit is also included as a performance measure for the long-term incentive Performance Share awards described below.
     Further information relating to the Group’s approach to risk management is set out on page 199.
Executive Director remuneration

Salary
The Committee reviews salary levels for executive Directors each year.
     No increases in salaries were made in 2008 or 2009 other than to reflect promotions to the Board.
     In September 2009, HSBC announced that the Group Chief Executive, M F Geoghegan, would assume responsibility for the Group’s strategy. In addition, to underscore that the Group’s strategy of focusing on emerging markets was most effectively achieved in Asia, HSBC’s largest emerging market, it was announced that the principal office of the Group Chief Executive would be moved to Hong Kong and, on 1 February 2010, M F Geoghegan would also succeed V H C Cheng as Chairman of The Hongkong and Shanghai Banking Corporation Limited. These changes have now taken place and M F Geoghegan is now based in Hong Kong.
     In support of these changes and the relocation of the principal office of the Group Chief Executive, the Group also made complementary executive management appointments which reflect widened responsibilities with effect from 1 February 2010. The changes affecting the executive Directors are set out below.
     V H C Cheng’s focus is on developing HSBC’s business in China, and he continues to oversee key mainland China initiatives. He remains an executive Director of the Board of HSBC Holdings, continues as Chairman of HSBC Bank (China) Company Limited and was appointed Chairman of HSBC Bank (Taiwan) Limited on 21 January 2010. To complement his new remit, his principal base will move to mainland China from Hong Kong.
     A A Flockhart was appointed Chairman Personal and Commercial Banking and Insurance. His remit includes overseeing HSBC’s Global Personal Financial Services, Commercial Banking and Insurance businesses, HSBC’s Latin American and African businesses, and most Group functions including Corporate Sustainability. He continues to be based in Hong Kong.
     S T Gulliver was appointed Chairman, Europe, Middle East and Global Businesses. In this capacity, he has assumed overall responsibility for all HSBC’s businesses across Europe, the Middle East and Global Private Banking and continues to oversee the Global Banking and Markets business. S T Gulliver has become Chairman of HSBC Bank Middle East Limited. He continues to be based in London.
     D J Flint has assumed responsibility for Compliance in addition to his existing remit for Finance and Risk. His title has changed to Chief Financial Officer, Executive Director, Risk and Regulation, and his role continues to be based in London.
     To reflect the significantly increased responsibilities and maintain and reinforce a collegiate executive team, the salaries for two executive Directors have been adjusted from 2010, equalising the salaries of D J Flint, S T Gulliver and A A Flockhart. In addition, with effect from 2010 the employer pension contribution or executive allowance for D J Flint, A A Flockhart and S T Gulliver has been equalised at 50 per cent of annual basic salary.
     The Committee also approved an increase to the salary of the Group Chief Executive, M F Geoghegan, in light of the international competitive position and the increased responsibilities listed above. However, M F Geoghegan subsequently did not consider it appropriate to accept such an increase at present. The non-executive Directors have unanimously agreed that his remuneration, including salary, will be brought up to internationally competitive levels within the next twelve months.
     No other salary increases are proposed for executive Directors.
     The table below shows salaries for 2008, 2009 and for 2010. Changes in salaries are applicable from 1 February 2010.

HSBC HOLDINGS PLC
Directors’ Remuneration Report (continued)

Executive Director remuneration > Salary / Annual bonus / Performance Shares

	Salary
	2010	2009	2008
	£000	£000	£000

D J Flint	800	700	700
M F Geoghegan	–	1,070	1,070
S K Green	1,250	1,250	1,250
S T Gulliver[1]	800	800	800

	HK$000	HK$000	HK$000

V H C Cheng[1]	9,300	9,300	9,300
A A Flockhart[1]	10,000	8,000	8,000
M F Geoghegan[2]	13,495	–	–

1	V H C Cheng joined the Board on 1 February 2008 and A A Flockhart and S T Gulliver on 1 May 2008. The salaries shown above for 2008 represent the full year equivalent salary for these individuals.

2	Currency change reflects the change in location of the principal office of the Group Chief Executive. 2010 salary is equivalent to 2009 salary. With effect from 26 January 2010, in recognition of the relocation to Hong Kong and the associated additional costs of living that will be incurred, a fixed allowance of HK$3,767,256 (equivalent to £300,000) per annum, is payable together with housing and other benefits in kind that are normal within this location. The fixed allowance is not pensionable and is not considered as part of salary in determining the maximum annual bonus and Performance Share awards.
Annual bonus
In determining annual bonus awards, the Committee took into account the extent to which the Group’s annual objectives had been met under the balanced scorecard approach, the Group’s absolute and relative performance compared to its peers and competitive market practice. The individual awards are fully discretionary rather than formulaic, enabling a rounded and balanced view of performance.
     In 2009, the Group Chief Executive, M F Geoghegan, the then Group Finance Director, D J Flint and the then Chief Executive of Global Banking and Markets and HSBC Global Asset Management, S T Gulliver, requested that they not be considered for a bonus in respect of 2008 in view of the general financial market conditions. The Committee decided not to award these individuals a bonus in respect of 2008 notwithstanding the performance of HSBC and the wholesale businesses in relation to their comparators.
     As noted above the Group Chairman, S K Green, at his request, no longer receives an annual bonus payment. In line with this, no bonus award is being made to him in respect of 2009.
     The awards made in 2010 to the Group Chief Executive, M F Geoghegan, and the Chief Financial Officer, Executive Director, Risk and Regulation, D J Flint, reflect the overall achievements and performance of the Group under the balanced scorecard framework as described in ‘HSBC performance and market context’, set within the context of each role.
     The award made to the Chairman, Europe, Middle East and Global Businesses, S T Gulliver, reflects the delivery of exceptional performance within Global Banking and Markets which contributed pre-tax profits of US$10.5 billion, an increase of 201 per cent. Robust revenues were reported in core constituent businesses such as Rates and Balance Sheet Management which delivered strong growth. A significant reduction in write-downs on legacy positions in credit trading, leveraged and acquisition finance and monoline exposures also contributed to the strong revenue performance. Revenues grew faster than costs and consequently the cost efficiency ratio improved by 29.1 percentage points to 39.1 per cent on an underlying basis. Global Banking and Markets was recognised for the continuing success of its emerging markets-led and financing focused strategy, with numerous industry awards.
     Awards for executive Directors with responsibilities for Asia reflect robust performance underpinned by a market-leading share in deposits, residential mortgages, cards and insurance, within a challenging environment. In Hong Kong, HSBC reported a decline in pre-tax profit of 8 per cent on an underlying basis due to lower revenue from compressed deposit spreads, partly offset by a reduced level of loan impairment charges and credit risk provisions. Overall, customer lending balances were flat, as higher lending in Personal Financial Services and Global Banking and Markets was broadly offset by a decline in Commercial Banking, reflecting weakened demand for exports. In the Rest of Asia-Pacific region, HSBC reported an 8 per cent decline in pre-tax profit on an underlying basis, reflecting the difficult economic conditions; this masked, however, a strong contribution from HSBC’s associates in the region, notably in mainland China.
     Bonus awards to be made in 2010 in respect of 2009 performance, and bonus awards made in respect of 2008 and 2007, are shown in the table below. The awards made to executive Directors and seven Group Managing Directors in respect of 2009 performance will be fully deferred. All executive Directors’ awards will be fully deferred into awards of Restricted Shares issued under the HSBC Share Plan. With the exception of the award for V H C Cheng, 33 per cent of the executive Directors’ awards will vest on each of the first and second anniversaries of the date of the award, with the balance vesting on the third anniversary of the date of the award. The award for V H C Cheng has a vesting date three years from the date of the award.

	2009 performance[1]		2008 performance		2007 performance
	Cash	Restricted	Cash	Restricted	Cash	Restricted
		Shares		Shares		Shares
	£000	£000	£000	£000	£000	£000

D J Flint[2]	–	2,100	–	–	800	–
M F Geoghegan[2]	–	4,000	–	–	2,140	–
S K Green[3]	–	–	–	–	1,750	–
S T Gulliver[2]	–	9,000	–	–	5,592	3,600

	HK$000	HK$000	HK$000	HK$000	HK$000	HK$000

V H C Cheng	–	15,600	–	18,533	23,864	9,832
A A Flockhart[4]	–	24,000	–	18,705	–	–

	US$000	US$000	US$000	US$000	US$000	US$000

A A Flockhart[4]	–	–	–	–	2,598	1,184

1	The awards made in respect of 2009 performance will be fully deferred into awards of Restricted Shares, issued under the HSBC Share Plan. With the exception of the award for V H C Cheng, 33 per cent of the executive Directors’ awards will vest on each of the first and second anniversaries of the date of the award, with the balance vesting on the third anniversary of the date of the award. The award for V H C Cheng has a vesting date three years from the date of the award.

2	M F Geoghegan, D J Flint and S T Gulliver requested that they not be considered for a bonus in respect of 2008.

3	At the Chairman’s request, he is not considered for an annual bonus award.

4	The change in currency for A A Flockhart reflects a change of expatriate terms. The 2008 figure is on a gross equivalent basis.

Performance Shares
Under the HSBC Share Plan, executive Directors, as with other participants in the Plan, are eligible to receive awards of Performance Shares with a face value at grant of up to a maximum of seven times salary. The Group Chairman, S K Green, at his request is no longer considered for awards of Performance Shares. The performance conditions associated with these awards are detailed in ‘Description of performance conditions’ below.
     No awards of Performance Shares were made in 2009, and no awards have been made to date in 2010. Awards may be considered later in 2010, taking into account performance and the market context at the time.
     The average actual vesting of Performance Share awards made in 2004, 2005 and 2006 (which were tested in 2007, 2008 and 2009) has been 23 per cent of their face value. The awards made in 2006 did not satisfy the earnings per share (‘EPS’) condition but did satisfy the total shareholder return (‘TSR’) condition and accordingly, 39.5 per cent of the TSR element of the award (19.75 per cent of the overall award) vested. The awards made in 2007 have not satisfied the earnings per share measure. The extent to which the TSR part of the award will vest will be determined following the completion of the three year comparison period on 26 March 2010.
Description of performance conditions
The performance measures for the long-term incentive awards of Performance Shares under the HSBC Share Plan remain as follows.
     The vesting of awards is based on three independent performance measures and an overriding ‘sustained improvement’ judgement by the Committee. The three Group measures are relative TSR (40 per cent of the award); economic profit (40 per cent); and growth in EPS (20 per cent).
     These measures provide a basis on which to measure HSBC’s relative and absolute performance over the long-term taking into account an external measure of value creation, a measure of the extent to which the return on capital invested in HSBC is in excess of a benchmark return and a direct measure of the profits generated for shareholders.
     Awards will not vest unless the Remuneration Committee is satisfied that HSBC Holdings’ financial performance has shown a sustained improvement in the period since the award date. In determining whether HSBC Holdings has achieved such sustained improvement the Remuneration Committee will take account of all relevant factors, in particular, comparisons against the TSR comparator group in areas such as revenue growth and mix, cost efficiency, credit performance, cash return on cash invested, dividends and TSR.
     The performance conditions are measured over a three year performance period and awards forfeited to the extent that they have not been met.
     The performance measures and the targets described below apply to awards made in 2008 and any awards to be made in the future. The Remuneration Committee will review annually whether the performance targets remain appropriate and challenging, or whether they should be recalibrated for any future awards, taking into account factors such as economic expectations, the industry’s outlook and shareholders’ interests. The Committee will consult in accordance with institutional shareholder guidelines on any further changes proposed to the nature of the performance

HSBC HOLDINGS PLC
Directors’ Remuneration Report (continued)

Executive Director remuneration > Performance Shares

measures and their percentage weighting referred to above.
TSR award
TSR is measured against a comparator group comprising the largest global banks in the world as well as other banks against which HSBC competes for business at a regional and/or local level. These companies are:

Banco Bradesco	Fortis
Banco Itau	ICBC
Banco Santander	JP Morgan Chase
Bank of America	Lloyds Banking Group
Bank of China	National Australia Bank
Barclays	Royal Bank of Canada
BBVA	Royal Bank of Scotland
BNP Paribas	Société Générale
Citigroup	Standard Chartered
Credit Suisse Group	UBS
DBS Group	UniCredito Italiano
Deutsche Bank	Wells Fargo
     During 2008, HBOS and Wachovia merged with other banks in the comparator group and in 2009 the remainder of the banking activities of Fortis were acquired by BNP Paribas, an existing member of the comparator group. For awards made in 2008, performance from the point of acquisition will track that of the acquirer. This approach retains the free float market capitalisation (‘FFMC’) weighting of the combined entities. The Committee determined that the comparator group remains large enough to be statistically valid and as such it was not necessary to introduce any replacement banks.
     To reflect the fact that the range of market capitalisations within the comparator group is very wide, a FFMC weighted method is used to calculate TSR performance. Under this approach, HSBC’s out-performance of the comparator group will be calculated by dividing the total FFMC of all of the companies that HSBC has outperformed in terms of TSR by the total FFMC of all of the companies in the comparator group.
     The extent to which the TSR award will vest will be determined as follows:

If HSBC's TSR outperforms	Proportion of TSR Award
companiescomprising	vesting[1]

75 per cent of the total FFMC	100%
50 per cent of the total FFMC	20%
< 50 per cent of the total FFMC	nil

1	Vesting will occur in a straight line between 20 per cent and 100 per cent where HSBC’s performance falls between these incremental steps.
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
     For the awards made in 2008 the benchmark cost of capital was 10 per cent. Return on invested capital is based on the profit attributable to shareholders as defined on page 19. The extent to which the EP award will vest will be determined as follows:

Average annual EP over	Proportion of EP Award
three years	vesting[1]

8 per cent or above	100%
< 3 per cent	nil

1	Vesting will occur in a straight line between 0 per cent and 100 per cent where HSBC’s performance falls between these incremental steps.
Earnings per share award
Growth in EPS is measured on a point to point basis, by comparing EPS in the third financial year of the performance period with EPS in the financial year preceding that in which the award is made. This approach is aimed at simplifying the use of EPS as a performance measure and takes into account feedback received during consultation with institutional shareholders in 2007/2008.

EPS growth in Year 3 over	Proportion of EPS
the base EPS	award vesting[1]

28 per cent or above	100%
16 per cent	20%
< 16 per cent	nil

1	Vesting will occur in a straight line between 20% and 100% where HSBC’s performance falls between these incremental steps.
     If events occur which cause the Remuneration Committee to consider that a performance condition has become unfair or impractical in either direction, the right is reserved to the Remuneration Committee, if it considers it appropriate, to amend, relax or waive the condition.
     Awards will vest in full and immediately in cases of death. In the event of redundancy, retirement on grounds of injury or ill health and where a participant ceases to be employed by HSBC due to a company ceasing to be part of HSBC, awards will normally vest at the end of the vesting period on a time-apportioned basis to the extent that the performance conditions have been satisfied. In the event of a change of control, awards will normally vest immediately and on a time-apportioned basis to the extent that the performance conditions have been satisfied. Awards will normally be forfeited if the participant is dismissed for cause or resigns from HSBC. In all circumstances the Committee retains discretion to ensure fair and reasonable treatment.
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
TSR award
The comparator group of 28 banks for the TSR award comprises the largest banks in the world, on the basis of their market capitalisation, their geographic spread and the nature of their activities:

ABN AMRO[1]	Mitsubishi UFJ Financial Group[2]
Banco Santander	Mizuho Financial Group
Bank of America	Morgan Stanley
Bank of New York	National Australia Bank
Barclays	Royal Bank of Canada
BBVA	Royal Bank of Scotland
BNP Paribas	Société Générale
Citigroup	Standard Chartered
Crédit Agricole	UBS
Credit Suisse Group	UniCredito Italiano
Deutsche Bank	US Bancorp
HBOS[1]	Wachovia[1]
JP Morgan Chase	Wells Fargo
Lloyds Banking Group	Westpac Banking Corporation

1	ABN AMRO, HBOS and Wachovia have delisted since the start of the performance period for the 2006 and 2007 awards. These comparators have been replaced from the point of delisting by Fortis, Commonwealth Bank of Australia and Toronto Dominion Bank respectively. In 2009 the remainder of the banking activities of Fortis were acquired by BNP Paribas. The treatment of Fortis in the comparator group will be considered in line with the plan rules.

2	Mitsubishi UFJ Financial Group Inc was previously known as Mitsubishi Tokyo Financial Group prior to the acquisition of UFJ Holdings on 1 October 2005.
     The extent to which the TSR award vests is determined on a sliding scale based on HSBC’s relative TSR ranking, measured over the three years, against the comparator group as shown below:

If HSBC's performance	Proportion of TSR Award
matches	vesting[1]
Banks ranking 1st to 7th	100%
Bank ranking 8th	90%
Bank ranking 9th	80%
Bank ranking 10th	70%
Bank ranking 11th	60%
Bank ranking 12th	50%
Bank ranking 13th	40%
Bank ranking 14th	30%
Banks ranking below 14th	nil

1	Vesting will occur in a straight line where HSBC’s performance falls between these incremental steps.
Earnings per share award
The method for calculating EPS growth is described below. This is in line with the approach described in the 2005, 2006, 2007 and 2008 Directors’ Remuneration Reports, and in the circular containing the Notice of Annual General Meeting for 2005.
     The percentage of the conditional award vesting will depend upon the absolute growth in EPS achieved over the three years (‘the performance period’). 30 per cent of the conditional shares will vest if the incremental EPS over the performance period is 24 per cent or more of EPS in the base year. The percentage of shares vesting will rise on a straight line proportionate basis to 100 per cent if HSBC’s incremental EPS over the performance period is 52 per cent or more of EPS in the base year. For clarity, this has been set out in graphical form in the chart below.
     For the EPS element of the award, the base measure is EPS for the financial year preceding that in which the award is made (‘the base year’). Absolute growth in EPS will then be compared with the base year over three consecutive financial years commencing with the year in which the award is made. Incremental EPS will be calculated by expressing as a percentage of the EPS of the base year, the difference each year of the three-year performance period between the EPS of that year and the EPS of the base year. These percentages will then be aggregated to arrive at the total incremental EPS for the performance period. As illustrated in the table below, an incremental EPS of 51 per cent over

HSBC HOLDINGS PLC
Directors’ Remuneration Report (continued)

Executive Directors > Funding / TSR / Pensions / Share ownership / Service contracts / Other directorships // Non-executive Directors three years would equate to a compound annual growth rate of 8 per cent.
Illustration of incremental EPS of 51 per cent over three years.

Percentage difference between:						Total
incremental
Year 1 EPS and Base		Year 2 EPS and Base		Year 3 EPS and Base		EPS for the
Year		Year		year		performance
EPS	+	EPS	+	EPS	=	period

8%		17%		26%		51%
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
     In addition, awards will not vest unless the Remuneration Committee is satisfied that HSBC Holdings’ financial performance has shown a sustained improvement in the period since the award date. In determining whether HSBC Holdings has achieved a sustained improvement in performance, the Remuneration Committee will take account of all relevant factors but in particular comparisons against the comparator group in areas such as revenue growth and mix, cost efficiency, credit performance, cash return on cash invested, dividend performance and TSR.
     If events occur which cause the Remuneration Committee to consider that a performance condition has become unfair or impractical in either direction, the right is reserved to the Remuneration Committee, if it considers it appropriate, to amend, relax or waive the condition.
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
Funding
The dilution limits set out in the HSBC share plans comply with the Association of British Insurers’ guidelines. To date, all vesting awards of Performance Shares and Restricted Shares under the HSBC Share Plan have been satisfied by the transfer of existing shares. To create additional core tier 1 capital and retain funds within HSBC, the Board has agreed that new shares may be issued to satisfy the vesting of awards of Restricted and Performance Shares that cannot be satisfied from shares already held by employee benefit trusts commencing in 2011.
Total shareholder return
Pursuant to the Directors’ Remuneration Report Regulations 2002, the graph below shows HSBC’s TSR performance against the FTSE 100 Index, for the five-year period ended 31 December 2009. The FTSE 100 Index has been chosen as this is a recognised broad equity market index of which HSBC Holdings is a member.
HSBC TSR and FTSE 100 Index
Source: IDC
Pensions
The normal retirement age for executive Directors is 65 with the exception of V H C Cheng, for whom no retirement age is specified in keeping with local legislation. The pension entitlements of the executive Directors for 2009 are set out on page 346.
Share ownership guidelines
To ensure appropriate alignment with shareholders, HSBC operates a formal share ownership policy, expressed as a number of shares, for executive

Directors and the Group Managing Directors. The Committee considers that material share ownership by executives creates a community of interest between senior management and shareholders.
     To demonstrate further alignment with shareholders the share ownership guidelines were significantly increased in 2008 and will be reviewed during 2010 in light of the recommendations in the Walker Review of corporate governance.
     Under the existing guidelines, the shareholding is expected to be achieved within five years of the executive’s appointment or three years from the date of approval of amendments to the HSBC Share Plan on 30 May 2008, whichever is the later. The executive Directors and Group Managing Directors are now required to build and retain the following shareholdings:

	Number of shares[1]
		held at 31
		December
	to be held	2009

V H C Cheng	200,000	1,063,646
D J Flint	200,000	155,326
A A Flockhart	200,000	846,817
M F Geoghegan	600,000	724,757
S K Green	600,000	901,211
S T Gulliver	200,000	3,311,056
Group Managing Directors	125,000	–	[2]

1	For the purposes of the guidelines, unvested awards of Restricted Shares are included. Unvested Performance Share awards are excluded.

2	All of the Group Managing Directors exceed the expected holdings.
     The Remuneration Committee monitors compliance with the share ownership guidelines annually. The Committee will have full discretion in determining any penalties in cases of non-compliance, which could include a reduction of future awards of long-term incentives and/or an increase in the proportion of the annual bonus that is deferred into shares.
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
     D J Flint, A A Flockhart and S T Gulliver will be eligible to be considered for a bonus on termination of employment by HSBC other than for cause. S T Gulliver will also be eligible to be considered for a bonus upon termination of employment by either party within 12 months following a change of control.
     On termination of employment by HSBC, other than for cause (or termination by either party within 12 months following a change of control), S K Green and M F Geoghegan will be eligible for a bonus calculated as not less than the average of the previous two years of bonus payments received, pro-rated for any part-year worked to termination.
Dates of service contracts – executive Directors

Contract date

V H C Cheng	29 August 2008
D J Flint	14 October 2008
A A Flockhart	2 December 2008
M F Geoghegan	26 February 2010
S K Green	28 February 2008
S T Gulliver	5 September 2008
Other directorships
Executive Directors, if so authorised by either the Nomination Committee or the Board, may accept appointments as non-executive directors of suitable companies which are not part of HSBC. Approval will not be given for executive Directors to accept a non-executive directorship of more than one FTSE 100 company nor the chairmanship of such a company. When considering a non-executive appointment, the Nomination Committee or Board will take into account the expected time commitment of such appointment. The time commitment for executive Directors’ external appointments will be reviewed as part of the annual Board review. Any remuneration receivable in respect of an external appointment is normally paid to HSBC, unless otherwise approved by the Remuneration Committee. D J Flint has elected to donate his fees as a non-executive Director of BP p.l.c. to charity. S K Green was appointed to the Supervisory Board of BASF SE on 30 April 2009 and has elected to donate his fees to charity.
Non-executive Directors

Non-executive Directors are appointed for fixed terms not exceeding three years, subject to their

HSBC HOLDINGS PLC
Directors’ Remuneration Report (continued)

Non-executive Directors > Fees // Directors’ 2009 remuneration re-election by shareholders at Annual General Meetings. Non-executive directors have no service contract and are not eligible to participate in HSBC’s share plans. Current non-executive Directors’ terms of appointment will expire as follows:
•	in 2011, S A Catz, J D Coombe, J W J Hughes-Hallett, W S H Laidlaw and N R N Murthy;

•	in 2012, M K T Cheung, J R Lomax, S M Robertson, J L Thornton and Sir Brian Williamson; and

•	in 2013, R A Fairhead and G Morgan.
J L Durán, W K L Fung and Sir Mark Moody-Stuart will retire at the Annual General Meeting in 2010.
Fees
Non-executive Directors’ fees are regularly reviewed and compared with other large international companies. The current fee, which was approved by shareholders in 2006, is £65,000 per annum.
     A fee of £30,000 per annum is payable to the senior independent non-executive Director. In addition, non-executive Directors received the following fees for service on Board Committees:
Fees – non-executive Directors

Chairman, Group Audit Committee	£50,000	p.a.
Member, Group Audit Committee	£20,000	p.a.
During 2009, 8 meetings of the Group Audit Committee were held.

Chairman, Remuneration Committee	£40,000	p.a.
Member, Remuneration Committee	£20,000	p.a.
During 2009, 7 meetings of the Remuneration Committee were held.

Chairman, Nomination Committee	£30,000	p.a.
Member, Nomination Committee	£20,000	p.a.
During 2009, 3 meetings of the Nomination Committee were held.

Chairman, Corporate Sustainability Committee	£30,000 p.a.
Member, Corporate Sustainability Committee	£20,000 p.a.
During 2009, 5 meetings of the Corporate Sustainability Committee were held.
     In line with the recommendations of the Walker Review, the Board approved the formation of a separate Group Risk Committee with effect from 26 February 2010. A fee of £40,000 per annum will be payable to the Chairman of the Group Risk Committee and a fee of £20,000 per annum will be payable to the Members of the Committee. As a consequence, the fee for the Chairman of the Group Audit Committee will reduce to £40,000 per annum.

Directors’ 2009 remuneration

The remuneration of the Group Chairman and executive Directors of HSBC Holdings for 2009 was as follows:

	V H C Cheng			D J Flint		A A Flockhart			M F Geoghegan		S K Green		S T Gulliver
	2009	2008	[1]	2009	2008	2009	2008	[1]	2009	2008	2009	2008	2009	2008[1]
£000
Salary	769	534		700	700	662	229		1,070	1,070	1,250	1,250	800	533
Allowances[2]	191	67		394	394	–	–		548	544	8	8	8	5
Benefits in kind[2,3]	663	545		8	13	437	355		57	53	4	7	18	9
Bonus (deferred)[4]	1,240	1,639		2,100	–	1,908	1,655		4,000	–	–	–	9,000	–

Total remuneration[5]	2,863	2,785		3,202	1,107	3,007	2,239		5,675	1,667	1,262	1,265	9,826	547

Total emoluments[6]	1,623	1,146		1,102	1,107	1,099	584		1,675	1,667	1,262	1,265	826	547

US$000
Total remuneration[5]	4,466	5,108		4,995	2,030	4,691	4,106		8,852	3,057	1,969	2,320	15,327	1,003
Total emoluments[6]	2,532	2,102		1,719	2,030	1,714	1,071		2,613	3,057	1,969	2,320	1,288	1,003

1	The comparative emoluments figures in respect of 2008 are for the period from the date of appointment of the Director (V H C Cheng, 1 February 2008; and A A Flockhart and S T Gulliver, 1 May 2008).

2	Allowances include an executive allowance paid to fund personal pension arrangements and a company car allowance. Following the categorisation of the company car benefit in 2009 as an allowance and not a benefit in kind, the comparative figures for 2008 for D J Flint, M F Geoghegan, S K Green and S T Gulliver have been adjusted accordingly.

3	Benefits in kind include provision of medical insurance, other insurance cover, accountancy advice and travel assistance. V H C Cheng and A A Flockhart receive housing and other benefits in kind that are normal within the location in which they are employed.

4	These deferred bonuses represent 100 per cent of the annual bonus in respect of 2009, all of which will be deferred into awards of HSBC Holdings Restricted Shares. See page 338 for further details of the deferral and vesting arrangements.

5	Total remuneration, pursuant to the UK Listing Rules, includes deferred bonuses.

6	Total emoluments, pursuant to the UK Companies Act 2006, exclude the annual bonus that has been deferred and is not receivable for at least a further 12 months.
The total of fees paid to each of the non-executive Directors of HSBC Holdings for 2009, being emoluments for the purposes of the Companies Act 2006, is as follows:

	2009	2008
	£000	£000

S A Catz	65	43
M K T Cheung[1]	89	–
J D Coombe	105	105
J L Durán	65	65
R A Fairhead	135	127
W K L Fung[2]	132	122
J W J Hughes-Hallett	105	105
W S H Laidlaw	85	77
J R Lomax[3]	82	5
Sir Mark Moody-Stuart	125	125
G Morgan	85	85
N R N Murthy	85	45
S M Robertson	115	115
J L Thornton[4]	1,040	89
Sir Brian Williamson	95	95

Total	2,408	1,203

Total (US$000)	3,756	2,206

1	Appointed a Director of HSBC Holdings on 1 February 2009. Includes fees as a non-executive Director and member of the Audit Committee of Hang Seng Bank Limited.

2	Includes fees as non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited.

3	Appointed a Director of HSBC Holdings on 1 December 2008. The comparative figure in respect of 2008 is for the period from the date of appointment.

4	Appointed a Director of HSBC Holdings on 1 December 2008. The comparative figure in respect of 2008 is for the period from the date of appointment as a Director. Includes fees as non-executive Chairman of HSBC North America Holdings Inc.

HSBC HOLDINGS PLC
Directors’ Remuneration Report (continued)

Pensions / Share plans

Pensions

V H C Cheng is a member of the Hong Kong Special Administrative Region Mandatory Provident Fund (‘MPF’) and received an executive allowance of 25 per cent of annual basic salary during 2009, less the mandatory contributions to the MPF by both the employer and employee, to fund personal pension arrangements (HK$2,313,000). During 2009, the mandatory employer contribution to the MPF in respect of Mr Cheng was HK$12,000.
     D J Flint received an executive allowance during 2009 of 55 per cent of annual basic salary to fund personal pension arrangements (£385,000). From 1 February 2010 this executive allowance will be 50 per cent of annual basic salary.
     A A Flockhart received employer contributions during 2009 of 40 per cent of annual basic salary into a personal pension plan (HK$3,200,000). From 1 February 2010 employer contributions will be equivalent to 50 per cent of annual basic salary.
     M F Geoghegan received an executive allowance during 2009 of 50 per cent of annual basic salary to fund personal pension arrangements (£535,000). No employer contribution was made to the HSBC Asia Holdings Pension Plan in 2009. (In 2008, an employer contribution of £225,000 was made arising entirely from a bonus sacrifice in respect of 2007.)
     S K Green ceased membership of the HSBC Bank (UK) Pension Scheme on 5 April 2006. Since 6 April 2006, Mr Green has been entitled to receive benefits from an Employer Funded Retirement Benefits Scheme which together with entitlements from the HSBC Bank (UK) Pension Scheme will provide benefits to Mr Green that will be broadly comparable to an accrual rate of one-thirtieth of pensionable salary for each year of pensionable service.
     S T Gulliver received employer contributions during 2009 of 30 per cent of annual basic salary into a personal pension plan (£240,000). From 1 February 2010 employer contributions will be equivalent to 50 per cent of annual basic salary.

Defined Benefit Pension Arrangements

											Transfer value
											(less personal
				Increase in					Increase of		contributions) at
				accrued	Transfer		Transfer		transfer value		31 December 2009
	Accrued	Increase in		pension	value		value		of accrued		relating to increase
	annual	Accrued		during 2009,	of accrued		of accrued		pension (less		in accrued pensions
	pension at	pension		excluding	pension at		pension at		personal		during 2009,
	31 December	during		any increase	31 December		31 December		contributions)		excluding any
	2009	2009		for inflation	2008	[1]	2009	[1]	in 2009	[1]	increase for inflation	[1]
	£000	£000		£000	£000		£000		£000		£000

A A Flockhart[2]	270	16	[3]	6	4,644		4,863		219		100
S K Green	711	42	[4]	42	17,716		19,119		1,403		1,121
S T Gulliver[5]	–	8	[3]	2	2,749		–		125		–

1	The transfer value represents a liability of HSBC’s pension funds and not a sum paid or due to the individual; it cannot therefore meaningfully be added to annual remuneration.

2	A A Flockhart ceased accrual of pension benefits in the International Staff Retirement Benefits Scheme (‘ISRBS’) on 30 November 2008 and he has deferred commencement of his pension. The ISRBS retains a liability for a contingent spouse’s pension of £131,655 per annum as at 31 December 2009.

3	A A Flockhart and S T Gulliver received increases for inflation to their accrued pensions on 1 January 2009 of 4.2 per cent, based on the increase in the UK Retail Prices Index over the year to 31 October 2008.

4	S K Green’s total accrued pension received no increase in respect of inflation in 2009. The part of S K Green’s pension payable from the HSBC Bank (UK) Pension Scheme receives an annual increase in line with the UK Government’s statutory revaluation order for 2009, which is based on the increase in the UK Retail Prices Index over the last year to 30 September 2009. As this was negative, no increase was applied. The additional accrual of benefits is provided by the Employer Funded Retirement Benefits Scheme.

5	S T Gulliver ceased accrual of pension benefits in the ISRBS on 31 March 2006 and at that time deferred commencement of his pension. S T Gulliver commuted all his benefits out of the ISRBS on 31 May 2009 except for a contingent spouse’s pension. A commutation lump sum of £2,743,437 was paid to S T Gulliver in lieu of his entire pension. The ISRBS retains a contingent spouse’s liability pension of £63,563 per annum as at 31 December 2009. After 31 May 2009, S T Gulliver stopped accruing pension benefits, and as such he is no longer eligible to take transfers from the Scheme in respect of any spouse’s liability.

The following table shows unfunded pension payments, in respect of which provision has been made, during 2009 to five former Directors of HSBC Holdings plc.

	2009	2008
	£	£

B H Asher	101,858	97,752
C F W de Croisset	247,115	221,100
R Delbridge	146,507	140,601
Sir Brian Pearse	61,095	58,632
Sir William Purves	107,827	103,481

	664,402	621,566

     The payments in respect of R Delbridge and Sir Brian Pearse were made by HSBC Bank plc as former directors of that bank. The payment in respect of C F W de Croisset was made by HSBC France as a former director of that bank.
Share plans

At 31 December 2009, the undernamed Directors held options and awards of Performance Shares and Restricted Shares to acquire the number of HSBC Holdings ordinary shares set against their respective names.

HSBC Holdings savings-related share option plans
HSBC Holdings ordinary shares of US$0.50

		Exercise price (£)							Adjust-
		At	At					At	ment	Awarded	At
	Date of	1 Jan	31 Dec		Exercisable			1 Jan	for rights	during the	31 Dec
	award	2009	2009		from	[1]	until	2009	issue	year	2009

D J Flint	25 Apr 2007	7.0872	6.1760	[2]	1 Aug 2012		31 Jan 2013	2,310	340	–	2,650
A A Flockhart	25 Apr 2007	7.0872	6.1760	[2]	1 Aug 2010		31 Jan 2011	1,332	196	–	–	[3]
A A Flockhart	29 Apr 2009	–	3.3116		1 Aug 2014		31 Jan 2015	–	–	4,529	4,529

The HSBC Holdings savings-related share option plans are all-employee share plans under which eligible HSBC employees may be granted options to acquire HSBC Holdings ordinary shares. Employees may make contributions of up to £250 (or equivalent) each month over a period of one, three or five years which may be used on the first, third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. The plans help align the interests of employees with the creation of shareholder value and, as such, exercise of the options is not subject to any performance conditions. The options were awarded for nil consideration and are exercisable at a 20 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date. No options lapsed during the year. There are no performance criteria conditional upon which the outstanding options are exercisable and there have been no variations to the terms and conditions since the awards were made. The market value per ordinary share at 31 December 2009 was £7.088. The highest and lowest market values per ordinary share during the year were £7.612 and £3.0413. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.

2	Adjusted for rights issue.

3	Options lapsed on 29 April 2009 following closure of the associated savings-related account by the Director.
Awards of Performance Shares
HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

		Year in	Awards	Awards vested during			Awards
		which	held at	year[1,2,3]		Adjustment	held at
	Date of	awards	1 Jan		Monetary	for rights	31 Dec
	award	may vest	2009	Number	value	issue	2009	[2]
					£000

V H C Cheng	6 Mar 2006	2009	92,689	21,722	95	13,927	–	[3]
	5 Mar 2007	2010	180,739	–	–	27,156	218,035
	3 Jun 2008	2011	130,852	–	–	19,661	157,852

D J Flint	6 Mar 2006	2009	185,378	43,444	191	27,854	–	[3]
	5 Mar 2007	2010	270,755	–	–	40,682	326,626
	3 Jun 2008	2011	377,343	–	–	56,696	455,210

A A Flockhart	6 Mar 2006	2009	69,518	16,291	71	10,445	–	[3]
	5 Mar 2007	2010	120,395	–	–	18,089	145,238
	3 Jun 2008	2011	128,675	–	–	19,333	155,227

M F Geoghegan	6 Mar 2006	2009	231,724	54,305	238	34,817	–	[3]
	5 Mar 2007	2010	615,351	–	–	92,458	742,334
	3 Jun 2008	2011	886,755	–	–	133,237	1,069,746

S K Green	6 Mar 2006	2009	289,653	67,881	298	43,521	–	[3]
	5 Mar 2007	2010	461,513	–	–	69,344	556,750
	3 Jun 2008	2011	1,037,692	–	–	155,915	1,251,829

S T Gulliver	6 Mar 2006	2009	115,861	27,152	119	17,409	–	[3]
	5 Mar 2007	2010	133,725	–	–	20,092	161,319
	3 Jun 2008	2011	56,063	–	–	8,423	67,631

HSBC HOLDINGS PLC
Directors’ Remuneration Report (continued)

Share plans // Statement of Directors’ Responsibilities

Vesting of these awards of Performance Shares is subject to the achievement of the corporate performance conditions set out on pages 339 to 342. Interests in awards of Performance Shares are categorised under the Securities and Futures Ordinance of Hong Kong as the interests of a beneficiary of a trust. No awards of Performance Shares were made in 2009.

1	A part of the total shareholder return element of the performance conditions was met and the related part of the award vested on 8 April 2009, when the market value per share was £4.37, as follows: V H C Cheng, 21,394 shares; D J Flint, 42,788 shares; A A Flockhart, 16,045 shares; M F Geoghegan, 53,485 shares; S K Green, 66,856 shares; and S T Gulliver, 26,742 shares. Awards representing the fourth interim dividend for 2008 vested on 6 May 2009, when the market value per share was £5.39, as follows: V H C Cheng, 328 shares; D J Flint, 656 shares; A A Flockhart, 246 shares; M F Geoghegan, 820 shares; S K Green, 1,025 shares; and S T Gulliver, 410 shares. The market value per share on the date of the award, 6 March 2006, was £9.89.

2	Includes additional shares arising from scrip dividends.

3	The earnings per share element and part of the total shareholder return element of the performance conditions were not met and, under the terms of the Plan, the following awards were forfeited on 8 April 2009: V H C Cheng, 86,931 shares; D J Flint, 173,862 shares; A A Flockhart, 65,199 shares; M F Geoghegan, 217,328 shares; S K Green, 271,659; and S T Gulliver, 108,664 shares. As a consequence, the fourth interim dividend for 2008 did not accrue on the forfeited shares.
Awards of Restricted Shares
HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

		Year in		Awards	Awards made during		Awards vested during					Awards
		which		held on	year[1]		year[2]				Adjustment	held at
	Date of	awards		1 Jan		Monetary			Monetary		for rights	31 Dec
	award	may vest		2009	Number	value	Number		value		issue	2009	[2]
						£000			£000

V H C Cheng	3 Mar 2008	2011		86,158	–	–	–		–		12,945	103,936
	2 Mar 2009	2012		–	416,662	1,662	–		–		61,471	493,545

A A Flockhart	31 Oct 2007	2010		53,568	–	–	–		–		8,048	64,621
	3 Mar 2008	2011		12,488	–	–	–		–		1,877	15,064
	2 Mar 2009	2012		–	420,528	1,678	–		–		62,041	498,124

S T Gulliver	6 Mar 2006	2009	[3]	150,421	–	–	153,193	[4]	611	[4]	–	–
	5 Mar 2007	2009-2010	[3]	319,934	–	–	163,874	[4]	654	[4]	23,894	191,842
	3 Mar 2008	2009-2011	[3]	480,237	–	–	161,399	[4]	644	[4]	48,345	388,157

Vesting of Restricted Share awards is normally subject to the Director remaining an employee on the vesting date. The vesting date may be advanced to an earlier date in certain circumstances, e.g. death or retirement. Interests in Restricted Share awards granted in 2007 and 2008 are categorised under the Securities and Futures Ordinance of Hong Kong as the interests of a beneficiary of a trust and interests in Restricted Share awards granted in 2009 are categorised under the Securities and Futures Ordinance of Hong Kong as the interests of a beneficial owner.

1	At the date of the award, 2 March 2009, the market value per share was £3.99.

2	Includes additional shares arising from scrip dividends.

3	33 per cent of the award vests on each of the first and second anniversaries of the date of the award, with the balance vesting on the third anniversary of the date of the award.

4	At the date of vesting, 2 March 2009, the market value per share was £3.99. The market value per share on the dates of the awards, 6 March 2006, 5 March 2007 and 3 March 2008, was £9.89, £8.96 and £7.90 respectively.

On behalf of the Board	1 March 2010

Sir Mark Moody-Stuart, Chairman of Remuneration Committee

HSBC HOLDINGS PLC
This page is intentionally left blank.

HSBC HOLDINGS PLC
Report of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of HSBC Holdings plc

We have audited the accompanying consolidated financial statements of HSBC Holdings plc and its subsidiary undertakings (together ‘HSBC’) on pages 353 to 471 which comprise the consolidated balance sheets as of 31 December 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years in the three-year period ended 31 December 2009, including the disclosures marked ‘audited’ within the critical accounting policies on pages 61 to 65, ‘Report of the Directors: Impact of Market Turmoil’ section on pages 151 to 195 and the ‘Report of the Directors: Risk’ section on pages 196 to 293. We have also audited HSBC’s internal control over financial reporting as of 31 December 2009, based on the framework for Directors’ internal control evaluation contained within the Combined Code (‘The Revised Turnbull Guidance’), and the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). HSBC’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Assessment of Internal Controls’. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the effectiveness of HSBC’s internal control over financial reporting based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HSBC as of 31 December 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2009, in conformity with International Financial Reporting Standards (‘IFRSs’) as adopted by the European Union (‘EU’) and IFRSs as issued by the International Accounting Standards Board (‘IASB’). Also, in our opinion, HSBC maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on the framework for Directors’ internal control evaluation contained within the Combined Code (‘The Revised Turnbull Guidance’) and the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’).

     As set out in the note ‘Reclassification of financial assets’ on page 153, for the year ended 31 December 2008, HSBC changed its method of accounting for certain financial assets following the adoption of ‘Reclassification of Financial Assets (‘Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures’)’.
KPMG Audit Plc
London, England
1 March 2010

HSBC HOLDINGS PLC
Financial Statements

Contents / Consolidated income statement

Consolidated income statement for the year ended 31 December 2009

		2009	2008	2007
	Notes	US$m	US$m	US$m

Interest income		62,096	91,301	92,359
Interest expense		(21,366)	(48,738)	(54,564)

Net interest income		40,730	42,563	37,795

Fee income		21,403	24,764	26,337
Fee expense		(3,739)	(4,740)	(4,335)

Net fee income		17,664	20,024	22,002

Trading income excluding net interest income		6,236	847	4,458
Net interest income on trading activities		3,627	5,713	5,376

Net trading income		9,863	6,560	9,834

Changes in fair value of long-term debt issued and related derivatives		(6,247)	6,679	2,812
Net income/(expense) from other financial instruments designated at fair value		2,716	(2,827)	1,271

Net income/(expense) from financial instruments designated at fair value	3	(3,531)	3,852	4,083

Gains less losses from financial investments		520	197	1,956
Gains arising from dilution of interests in associates	4	–	–	1,092
Dividend income		126	272	324
Net earned insurance premiums	5	10,471	10,850	9,076
Gains on disposal of French regional banks		–	2,445	–
Other operating income		2,788	1,808	1,439

Total operating income		78,631	88,571	87,601

Net insurance claims incurred and movement in liabilities to policyholders	6	(12,450)	(6,889)	(8,608)

Net operating income before loan impairment charges and other credit risk provisions		66,181	81,682	78,993

Loan impairment charges and other credit risk provisions	7	(26,488)	(24,937)	(17,242)

Net operating income	7	39,693	56,745	61,751

Employee compensation and benefits	8	(18,468)	(20,792)	(21,334)
General and administrative expenses		(13,392)	(15,260)	(15,294)
Depreciation and impairment of property, plant and equipment	23	(1,725)	(1,750)	(1,714)
Goodwill impairment	22	–	(10,564)	–
Amortisation and impairment of intangible assets	22	(810)	(733)	(700)

Total operating expenses		(34,395)	(49,099)	(39,042)

Operating profit		5,298	7,646	22,709

Share of profit in associates and joint ventures	21	1,781	1,661	1,503

Profit before tax		7,079	9,307	24,212

Tax expense	11	(385)	(2,809)	(3,757)

Profit for the year		6,694	6,498	20,455

Profit attributable to shareholders of the parent company		5,834	5,728	19,133
Profit attributable to minority interests		860	770	1,322

		US$	US$	US$

Basic earnings per ordinary share[1]	13	0.34	0.41	1.44
Diluted earnings per ordinary share[1]	13	0.34	0.41	1.42
For footnote, see page 364.
The accompanying notes on pages 365 to 471, the audited sections of ‘Report of the Directors: Risk’ on pages 196 to 293, ‘Critical accounting policies’ on pages 61 to 65 and the audited sections of ‘Report of the Directors: Impact of Market Turmoil’ on pages 151 to 195 form an integral part of these financial statements.

HSBC HOLDINGS PLC
Financial Statements (continued)

Consolidated statement of comprehensive income / Consolidated balance sheet

Consolidated statement of comprehensive income for the year ended 31 December 2009

	2009	2008	2007
	US$m	US$m	US$m

Profit for the year	6,694	6,498	20,455

Other comprehensive income/(expense)
Available-for-sale investments	10,817	(21,904)	(973)

– fair value gains/(losses)	9,821	(23,722)	756
– fair value gains transferred to income statement on disposal	(648)	(1,316)	(1,826)
– amounts transferred to the income statement in respect of impairment losses	2,391	1,779	86
– income taxes	(747)	1,355	11

Cash flow hedges	772	124	(791)

– fair value gains/(losses)	481	(1,720)	625
– fair value (gains)/losses transferred to income statement	808	1,754	(1,886)
– income taxes	(517)	90	470

Actuarial gains/(losses) on defined benefit plans	(2,608)	(1,175)	1,525

– before income taxes	(3,586)	(1,609)	2,167
– income taxes	978	434	(642)

Share of other comprehensive income/(expense) of associates and joint ventures	149	(559)	372
Exchange differences	4,975	(12,123)	5,946

Other comprehensive income/(expense) for the year, net of tax	14,105	(35,637)	6,079

Total comprehensive income/(expense) for the year	20,799	(29,139)	26,534

Total comprehensive income/(expense) for the year attributable to:
– shareholders of the parent company	19,529	(29,143)	24,866
– minority interests	1,270	4	1,668

	20,799	(29,139)	26,534

The accompanying notes on pages 365 to 471, the audited sections of ‘Report of the Directors: Risk’ on pages 196 to 293, ‘Critical accounting policies’ on pages 61 to 65 and the audited sections of ‘Report of the Directors: Impact of Market Turmoil’ on pages 151 to 195 form an integral part of these financial statements.

Consolidated balance sheet at 31 December 2009

		2009	2008
	Notes	US$m	US$m
ASSETS

Cash and balances at central banks		60,655	52,396
Items in the course of collection from other banks		6,395	6,003
Hong Kong Government certificates of indebtedness		17,463	15,358
Trading assets	16	421,381	427,329
Financial assets designated at fair value	17	37,181	28,533
Derivatives	18	250,886	494,876
Loans and advances to banks		179,781	153,766
Loans and advances to customers		896,231	932,868
Financial investments	19	369,158	300,235
Other assets	25	44,534	37,822
Current tax assets		2,937	2,552
Prepayments and accrued income		12,423	15,797
Interests in associates and joint ventures	21	13,011	11,537
Goodwill and intangible assets	22	29,994	27,357
Property, plant and equipment	23	13,802	14,025
Deferred tax assets	11	8,620	7,011

Total assets		2,364,452	2,527,465

LIABILITIES AND EQUITY

Liabilities
Hong Kong currency notes in circulation		17,463	15,358
Deposits by banks		124,872	130,084
Customer accounts		1,159,034	1,115,327
Items in the course of transmission to other banks		5,734	7,232
Trading liabilities	26	268,130	247,652
Financial liabilities designated at fair value	27	80,092	74,587
Derivatives	18	247,646	487,060
Debt securities in issue	28	146,896	179,693
Other liabilities	29	68,640	72,384
Current tax liabilities		2,140	1,822
Liabilities under insurance contracts	30	53,707	43,683
Accruals and deferred income		13,190	15,448
Provisions	31	1,965	1,730
Deferred tax liabilities	11	1,837	1,855
Retirement benefit liabilities	8	6,967	3,888
Subordinated liabilities	32	30,478	29,433

Total liabilities		2,228,791	2,427,236

Equity
Called up share capital	37	8,705	6,053
Share premium account		8,413	8,463
Other equity instruments		2,133	2,133
Other reserves		22,236	(3,747)
Retained earnings		86,812	80,689

Total shareholders’ equity		128,299	93,591
Minority interests	36	7,362	6,638

Total equity		135,661	100,229

Total equity and liabilities		2,364,452	2,527,465

The accompanying notes on pages 365 to 471, the audited sections of ‘Report of the Directors: Risk’ on pages 196 to 293, ‘Critical accounting policies’ on pages 61 to 65 and the audited sections of ‘Report of the Directors: Impact of Market Turmoil’ on pages 151 to 195 form an integral part of these financial statements.

S K Green, Group Chairman

HSBC HOLDINGS PLC
Financial Statements (continued)

Consolidated statement of cash flows / Consolidated statement of changes in equity

Consolidated statement of cash flows for the year ended 31 December 2009

		2009	2008	2007
	Notes	US$m	US$m	US$m

Cash flows from operating activities
Profit before tax		7,079	9,307	24,212

Adjustments for:
– non-cash items included in profit before tax	38	31,384	41,305	21,701
– change in operating assets	38	(20,803)	18,123	(176,538)
– change in operating liabilities	38	14,645	(63,413)	250,095
– elimination of exchange differences[2]		(19,024)	36,132	(18,602)
– net gain from investing activities		(1,910)	(4,195)	(2,209)
– share of profits in associates and joint ventures		(1,781)	(1,661)	(1,503)
– dividends received from associates		414	655	363
– contributions paid to defined benefit plans		(974)	(719)	(1,393)
– tax paid		(2,132)	(5,114)	(5,088)

Net cash generated from operating activities		6,898	30,420	91,038

Cash flows from investing activities
Purchase of financial investments		(304,629)	(277,023)	(260,980)
Proceeds from the sale and maturity of financial investments		241,341	223,138	238,647
Purchase of property, plant and equipment		(2,000)	(2,985)	(2,720)
Proceeds from the sale of property, plant and equipment		4,701	2,467	3,178
Proceeds from the sale of loan portfolios		4,852	9,941	1,665
Net purchase of intangible assets		(956)	(1,169)	(950)
Net cash inflow/(outflow) from acquisition of or increase in stake of subsidiaries		(677)	1,313	(623)
Net cash inflow from disposal of subsidiaries		45	2,979	187
Net cash outflow from acquisition of or increase in stake of associates		(62)	(355)	(351)
Net cash inflow from the consolidation of funds		–	16,500	1,600
Proceeds from disposal of associates and joint ventures		308	101	69

Net cash used in investing activities		(57,077)	(25,093)	(20,278)

Cash flows from financing activities
Issue of ordinary share capital		18,398	467	474

– rights issue		18,326	–	–
– other		72	467	474

Issue of other equity instruments		–	2,133	–
Net (purchases)/sales of own shares for market-making and investment purposes		(176)	(194)	126
Purchases of own shares to meet share awards and share option awards		(51)	(808)	(636)
On exercise of share options		12	27	104
Subordinated loan capital issued		2,959	7,094	5,705
Subordinated loan capital repaid		(4,637)	(350)	(689)
Dividends paid to shareholders of the parent company		(4,264)	(7,211)	(6,003)
Dividends paid to minority interests		(702)	(714)	(718)
Dividends paid to holders of other equity instruments		(269)	(92)	–

Net cash generated from/(used in) financing activities		11,270	352	(1,637)

Net increase/(decrease) in cash and cash equivalents		(38,909)	5,679	69,123

Cash and cash equivalents at 1 January		278,872	297,009	215,486
Exchange differences in respect of cash and cash equivalents		10,803	(23,816)	12,400

Cash and cash equivalents at 31 December	38	250,766	278,872	297,009

For footnote, see page 364.
The accompanying notes on pages 365 to 471, the audited sections of ‘Report of the Directors: Risk’ on pages 196 to 293, ‘Critical accounting policies’ on pages 61 to 65 and the audited sections of ‘Report of the Directors: Impact of Market Turmoil’ on pages 151 to 195 form an integral part of these financial statements.

Consolidated statement of changes in equity for the year ended 31 December 2009

	2009
						Other reserves
				Other		Available-			Share-			Total
	Called up			equity		for-sale	Cash flow	Foreign	based			share-
	share	Share		instru-	Retained	fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
	capital	premium	[4]	ments	earnings [3,5]	reserve	reserve [6]	reserve	reserve	reserve	[3,7]	equity	interests	equity
	US$m	US$m		US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

At 1 January	6,053	8,463		2,133	80,689	(20,550)	(806)	(1,843)	1,995	17,457		93,591	6,638	100,229
Profit for the year	–	–		–	5,834	–	–	–	–	–		5,834	860	6,694

Other comprehensive income (net of tax)	–	–		–	(2,536)	10,603	791	4,837	–	–		13,695	410	14,105

Available-for-sale investments	–	–		–	–	10,603	–	–	–	–		10,603	214	10,817
Cash flow hedges	–	–		–	–	–	791	–	–	–		791	(19)	772
Actuarial gains/(losses) on defined benefit plans	–	–		–	(2,685)	–	–	–	–	–		(2,685)	77	(2,608)
Share of other comprehensive income of associates and joint ventures	–	–		–	149	–	–	–	–	–		149	–	149
Exchange differences	–	–		–	–	–	–	4,837	–	–		4,837	138	4,975

Total comprehensive income for the year	–	–		–	3,298	10,603	791	4,837	–	–		19,529	1,270	20,799

Shares issued under employee share plans	4	69		–	–	–	–	–	–	–		73	–	73
Shares issued in lieu of dividends and amounts arising thereon[4]	118	(119)		–	1,670	–	–	–	–	–		1,669	–	1,669
Shares issued in respect of rights issue	2,530	–		–	–	–	–	–	–	15,796		18,326	–	18,326
Dividends to shareholders	–	–		–	(5,639)	–	–	–	–	–		(5,639)	(832)	(6,471)
Tax credit on dividends	–	–		–	50	–	–	–	–	–		50	–	50
Own shares adjustment	–	–		–	(227)	–	–	–	–	–		(227)	–	(227)
Exercise and lapse of share options and vesting of share awards	–	–		–	807	–	–	–	(769)	–		38	–	38
Cost of share-based payment arrangements	–	–		–	–	–	–	–	683	–		683	–	683
Income taxes on share-based payments	–	–		–	9	–	–	–	–	–		9	–	9
Other movements	–	–		–	210	(18)	(11)	–	16	–		197	77	274
Transfers[7]	–	–		–	5,945	–	–	–	–	(5,945)		–	–	–
Net increase in minority interest arising on acquisitions, disposals and capital issuance	–	–		–	–	–	–	–	–	–		–	209	209

At 31 December	8,705	8,413		2,133	86,812	(9,965)	(26)	2,994	1,925	27,308		128,299	7,362	135,661

HSBC HOLDINGS PLC
Financial Statements (continued)

Consolidated statement of changes in equity

Consolidated statement of changes in equity for the year ended 31 December 2009 (continued)

	2008
							Other reserves
				Other			Available-			Share-			Total
	Called up			equity			for-sale	Cash flow	Foreign	based			share-
	share	Share		instru-		Retained	fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
	capital	premium	[4]	ments	[8]	earnings [3,5]	reserve	reserve [6]	reserve	reserve	reserve	[3,7]	equity	interests	equity
	US$m	US$m		US$m		US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

At 1 January	5,915	8,134		–		81,097	850	(917)	10,055	1,968	21,058		128,160	7,256	135,416
Profit for the year	–	–		–		5,728	–	–	–	–	–		5,728	770	6,498

Other comprehensive income (net of tax)	–	–		–		(1,605)	(21,474)	106	(11,898)	–	–		(34,871)	(766)	(35,637)

Available-for-sale investments	–	–		–		–	(21,474)	–	–	–	–		(21,474)	(430)	(21,904)
Cash flow hedges	–	–		–		–	–	106	–	–	–		106	18	124
Actuarial gains/(losses) on defined benefit plans	–	–		–		(1,046)	–	–	–	–	–		(1,046)	(129)	(1,175)
Share of other comprehensive income of associates and joint ventures	–	–		–		(559)	–	–	–	–	–		(559)	–	(559)
Exchange differences	–	–		–		–	–	–	(11,898)	–	–		(11,898)	(225)	(12,123)

Total comprehensive income for the year	–	–		–		4,123	(21,474)	106	(11,898)	–	–		(29,143)	4	(29,139)

Shares issued under employee share plans	20	450		–		–	–	–	–	–	–		470	–	470
Shares issued in lieu of dividends and amounts arising thereon[4]	118	(121)		–		3,596	–	–	–	–	–		3,593	–	3,593
Capital securities issued[8]	–	–		2,133		–	–	–	–	–	–		2,133	–	2,133
Dividends to shareholders	–	–		–		(11,301)	–	–	–	–	–		(11,301)	(813)	(12,114)
Own shares adjustment	–	–		–		(1,002)	–	–	–	–	–		(1,002)	–	(1,002)
Exercise and lapse of share options and vesting of share awards	–	–		–		827	–	–	–	(848)	–		(21)	–	(21)
Cost of share-based payment arrangements	–	–		–		–	–	–	–	819	–		819	–	819
Other movements	–	–		–		(252)	74	5	–	56	–		(117)	73	(44)
Transfers[7]	–	–		–		3,601	–	–	–	–	(3,601)		–	–	–
Net increase in minority interest arising on acquisitions, disposals and capital issuance	–	–		–		–	–	–	–	–	–		–	118	118

At 31 December	6,053	8,463		2,133		80,689	(20,550)	(806)	(1,843)	1,995	17,457		93,591	6,638	100,229

	2007
					Other reserves
					Available-			Share-			Total
	Called up				for-sale	Cash flow	Foreign	based			share-
	share	Share		Retained	fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
	capital	premium	[4]	earnings [3,5]	reserve	reserve [6]	reserve	reserve	reserve	[3,7]	equity	interests	equity
	US$m	US$m		US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

At 1 January	5,786	7,789		65,397	2,005	(101)	4,307	2,111	21,058		108,352	6,576	114,928
Profit for the year	–	–		19,133	–	–	–	–	–		19,133	1,322	20,455
Other comprehensive income (net of tax)	–	–		1,951	(1,156)	(810)	5,748	–	–		5,733	346	6,079

Available-for-sale investments	–	–		–	(1,156)	–	–	–	–		(1,156)	183	(973)
Cash flow hedges	–	–		–	–	(810)	–	–	–		(810)	19	(791)
Actuarial gains/(losses) on defined benefit plans	–	–		1,579	–	–	–	–	–		1,579	(54)	1,525
Share of other comprehensive income of associates and joint ventures	–	–		372	–	–	–	–	–		372	–	372
Exchange differences	–	–		–	–	–	5,748	–	–		5,748	198	5,946

Total comprehensive income for year	–	–		21,084	(1,156)	(810)	5,748	–	–		24,866	1,668	26,534

Shares issued under employee share plans	17	460		–	–	–	–	–	–		477	–	477
Shares issued in lieu of dividends and amounts arising thereon[4]	112	(115)		4,354	–	–	–	–	–		4,351	–	4,351
Dividends to shareholders	–	–		(10,241)	–	–	–	–	–		(10,241)	(788)	(11,029)
Own shares adjustment	–	–		(510)	–	–	–	–	–		(510)	–	(510)
Exercise and lapse of share options and vesting of share awards	–	–		758	–	–	–	(751)	–		7	–	7
Cost of share-based payment arrangements	–	–		–	–	–	–	870	–		870	–	870
Income taxes on share-based payments	–	–		(65)	–	–	–	–	–		(65)	–	(65)
Other movements	–	–		320	1	(6)	–	(262)	–		53	(91)	(38)
Net increase in minority interest arising on acquisitions, disposals and capital issuance	–	–		–	–	–	–	–	–		–	(109)	(109)

At 31 December	5,915	8,134		81,097	850	(917)	10,055	1,968	21,058		128,160	7,256	135,416

Dividends per ordinary share at 31 December 2009 were US$0.34 (2008: US$0.93; 2007: US$0.87).
For footnotes, see page 364.
The accompanying notes on pages 365 to 471, the audited sections of ‘Report of the Directors: Risk’ on pages 196 to 293, ‘Critical accounting policies’ on pages 61 to 65 and the audited sections of ‘Report of the Directors: Impact of Market Turmoil’ on pages 151 to 195 form an integral part of these financial statements.

HSBC HOLDINGS PLC
Financial Statements (continued)

HSBC Holdings balance sheet / HSBC Holdings statement of cash flows

HSBC Holdings balance sheet at 31 December 2009

		2009	2008
	Notes	US$m	US$m
ASSETS
Cash at bank and in hand:
– balances with HSBC undertakings		224	443
Derivatives	18	2,981	3,682
Loans and advances to HSBC undertakings		23,212	11,804
Financial investments		2,455	2,629
Other assets		4	25
Current tax assets		562	–
Prepayments and accrued income		102	58
Investments in subsidiaries	24	86,247	81,993
Property, plant and equipment		6	6
Deferred tax assets	11	–	42

Total assets		115,793	100,682

LIABILITIES AND EQUITY

Liabilities
Amounts owed to HSBC undertakings		3,711	4,042
Financial liabilities designated at fair value	27	16,909	16,389
Derivatives	18	362	1,324
Debt securities in issue	28	2,839	–
Other liabilities	29	1,257	1,816
Current tax liabilities		–	219
Accruals and deferred income		419	288
Deferred tax liabilities	11	14	–
Subordinated liabilities	32	14,406	14,017

Total liabilities		39,917	38,095

Equity
Called up share capital	37	8,705	6,053
Share premium account		8,413	8,463
Other equity instruments	37	2,133	2,133
Merger reserve and other reserves		35,127	25,341
Other reserves		3,642	3,503
Retained earnings		17,856	17,094

Total equity		75,876	62,587

Total equity and liabilities		115,793	100,682

The accompanying notes on pages 365 to 471, the audited sections of ‘Report of the Directors: Risk’ on pages 196 to 293, ‘Critical accounting policies’ on pages 61 to 65 and the audited sections of ‘Report of the Directors: Impact of Market Turmoil’ on pages 151 to 195 form an integral part of these financial statements.

S K Green, Group Chairman

HSBC Holdings statement of cash flows for the year ended 31 December 2009

		2009	2008
	Notes	US$m	US$m
Cash flows from operating activities
Profit before tax		(2,058)	7,931

Adjustments for:
– non-cash items included in profit before tax	38	5,974	3,619
– change in operating assets	38	(11,077)	3,263
– change in operating liabilities	38	2,040	(2,035)
– elimination of exchange differences[2]		1	–
– tax (paid)/received		266	(370)

Net cash (used in)/generated from operating activities		(4,854)	12,408

Cash flows from investing activities
Purchase of financial investments		–	(300)
Proceeds from sale of financial investments		275	349
Purchase of property, plant and equipment		(2)	(5)
Net cash outflow from acquisition of or increase in stake of subsidiaries		(10,344)	(14,320)

Net cash used in investing activities		(10,071)	(14,276)

Cash flows from financing activities
Issue of ordinary share capital		18,333	467

– rights issue		18,261	–
– other		72	467

Issue of other equity instruments		–	2,133
Purchases of own shares to meet share awards and share option awards		–	(54)
On exercise of share options		12	3
Subordinated loan capital issued		2,456	6,705
Subordinated loan capital repaid		(4,380)	–
Debt securities issued		2,818	–
Dividends paid		(4,264)	(7,211)
Dividends paid to holders of other equity instruments		(269)	(92)

Net cash generated from financing activities		14,706	1,951

Net increase/(decrease) in cash and cash equivalents		(219)	83

Cash and cash equivalents at 1 January		443	360

Cash and cash equivalents at 31 December	38	224	443

For footnotes, see page 364.
The accompanying notes on pages 365 to 471, the audited sections of ‘Report of the Directors: Risk’ on pages 196 to 293, ‘Critical accounting policies’ on pages 61 to 65 and the audited sections of ‘Report of the Directors: Impact of Market Turmoil’ on pages 151 to 195 form an integral part of these financial statements.

HSBC HOLDINGS PLC
Financial Statements (continued)

HSBC Holdings statement of changes in equity

HSBC Holdings statement of changes in equity for the year ended 31 December 2009

	2009
						Other reserves
				Other		Available-		Share-			Total
	Called up			equity		for-sale	Other	based	Merger		share-
	share	Share		instru-	Retained	fair value	paid-in	payment	and other		holders’
	capital	premium	[4]	ments	earnings [9]	reserve	capital	reserve	reserves	[7]	equity
	US$m	US$m		US$m	US$m	US$m	US$m	US$m	US$m		US$m

At 1 January	6,053	8,463		2,133	17,094	190	1,318	1,995	25,341		62,587
Profit for the year	–	–		–	(1,096)	–	–	–	–		(1,096)
Other comprehensive income (net of tax)	–	–		–	–	63	–	–	–		63

Available-for-sale investments	–	–		–	–	103	–	–	–		103
Income tax	–	–		–	–	(40)	–	–	–		(40)

Total comprehensive income for the year	–	–		–	(1,096)	63	–	–	–		(1,033)
Shares issued under employee share plans	4	69		–	–	–	–	–	–		73
Shares issued in lieu of dividends and amounts arising thereon[4]	118	(119)		–	1,670	–	–	–	–		1,669
Shares issued in respect of rights issue	2,530	–		–	–	–	–	–	15,731		18,261
Dividends to shareholders	–	–		–	(5,639)	–	–	–	–		(5,639)
Own shares adjustment	–	–		–	(188)	–	–	–	–		(188)
Exercise and lapse of share options and vesting of share awards	–	–		–	–	–	146	(146)	–		–
Cost of share-based payment arrangements	–	–		–	–	–	–	163	–		163
Income taxes on share- based payments	–	–		–	19	–	–	–	–		19
Equity investments granted to employees of subsidiaries under employee share plans	–	–		–	–	–	–	(99)	–		(99)
Other movements	–	–		–	51	–	–	12	–		63
Transfers[7]	–	–		–	5,945	–	–	–	(5,945)		–

At 31 December	8,705	8,413		2,133	17,856	253	1,464	1,925	35,127		75,876

	2008
							Other reserves
				Other			Available-		Share-			Total
	Called up			equity			for-sale	Other	based	Merger		share-
	share	Share		instru-		Retained	fair value	paid-in	payment	and other		holders’
	capital	premium	[4]	ments	[8]	earnings [9]	reserve	capital	reserve	reserves	[7]	equity
	US$m	US$m		US$m		US$m	US$m	US$m	US$m	US$m		US$m

At 1 January	5,915	8,134		–		14,209	482	1,181	1,968	28,942		60,831
Profit for the year	–	–		–		7,644	–	–	–	–		7,644

Other comprehensive income (net of tax)	–	–		–		–	(292)	–	–	–		(292)

Available-for-sale investments	–	–		–		–	(356)	–	–	–		(356)
Income tax	–	–		–		–	64	–	–	–		64

Total comprehensive income for the year	–	–		–		7,644	(292)	–	–	–		7,352
Shares issued under employee share plans	20	450		–		–	–	–	–	–		470
Shares issued in lieu of dividends and amounts arising thereon[4]	118	(121)		–		3,596	–	–	–	–		3,593
Capital securities issued[8]	–	–		2,133			–	–	–	–		2,133
Dividends to shareholders	–	–		–		(11,301)	–	–	–	–		(11,301)
Own shares adjustment	–	–		–		(647)	–	–	–	–		(647)
Exercise and lapse of share options and vesting of share awards	–	–		–		–	–	137	(75)	–		62
Cost of share-based payment arrangements	–	–		–		–	–	–	14	–		14
Income taxes on share-based payments	–	–		–		(2)	–	–	–	–		(2)
Equity investments granted to employees of subsidiaries under employee share plans	–	–		–		–	–	–	87	–		87
Other movements	–	–		–		(6)	–	–	1	–		(5)
Transfers[7]	–	–		–		3,601	–	–	–	(3,601)		–

At 31 December	6,053	8,463		2,133		17,094	190	1,318	1,995	25,341		62,587

Dividends per ordinary share at 31 December 2009 were US$0.34 (2008: US$0.93; 2007: US$0.87).
For footnotes, see 364.
The accompanying notes on pages 365 to 471, the audited sections of ‘Report of the Directors: Risk’ on pages 196 to 293, ‘Critical accounting policies’ on pages 61 to 65 and the audited sections of ‘Report of the Directors: Impact of Market Turmoil’ on pages 151 to 195 form an integral part of these financial statements.

HSBC HOLDINGS PLC
Financial Statements (continued)

Footnotes

Footnotes to Financial Statements
1	The effect of the bonus element within the rights issue has been included within the calculation of basic and diluted earnings per share for the period, through an adjustment to the weighted average number of ordinary and dilutive potential ordinary shares outstanding. Comparative data has been restated on this basis.
2	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
3	Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million has been charged against retained earnings.
4	Share premium includes the deduction of US$1 million in respect of issuance costs incurred during the year (2008: US$3 million; 2007: US$3 million).
5	Retained earnings include 179,964,968 (US$2,572 million) of own shares held within HSBC’s insurance business, retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets (2008: 194,751,829 (US$3,094 million); 2007: 158,706,463 (US$2,649 million).
6	Amounts transferred to the income statement in respect of cash flow hedges include US$502 million (2008: US$152 million; 2007: US$57 million) taken to ‘Net interest income’ and US$306 million (2008: US$1,602 million; 2007: US$1,829 million) taken to ‘Net trading income’.
7	Statutory share premium relief under Section 131 of the Companies Act 1985 (the ‘Act’) was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated financial statements the fair value differences of US$8,290 million in respect of HSBC France and US$12,768 million in respect of HSBC Finance Corporation were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance Corporation subsequently became attached to HSBC Overseas Holdings (UK) Limited (‘HOHU’), following a number of inter-group reorganisations. At 31 December 2009, an amount of US$5,945 million (2008: US$3,601 million) was transferred from this reserve to retained earnings as a result of impairment in HSBC Holdings’ investment in HOHU. During 2009, pursuant to section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and US$15,796 million was recognised in the merger reserve. The merger reserve includes the deduction of US$614 million in respect of costs relating to the rights issue, of which US$149 million was subsequently transferred to the income statement. Of this US$149 million, US$121 million was a loss arising from accounting for the agreement with the underwriters as a contingent forward contract. The merger reserve excludes the loss of US$344 million on a forward foreign exchange contract associated with hedging the proceeds of the rights issue. For further details see Note 41 on the Financial Statements.
8	In April 2008, HSBC Holdings issued US$2,200 million of Perpetual Subordinated Capital Securities, including US$67 million of issuance costs, which are classified as equity under IFRSs.
9	Retained earnings include 38,446,053 (US$562 million) of own shares held to fund employee share plans (2008: 36,995,330 (US$562 million)).

HSBC HOLDINGS PLC
Notes on the Financial Statements

Note 1
1	Basis of preparation

(a)	Compliance with International Financial Reporting Standards

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2009, there were no unendorsed standards effective for the year ended 31 December 2009 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2009 are prepared in accordance with IFRSs as issued by the IASB.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) and its predecessor body.

During 2009, HSBC adopted the following significant standards and amendments to standards:
•	‘Classification of Rights Issues – Amendment to IAS 32’, (‘the amendment’) which is effective for annual periods beginning on or after 1 February 2010, with early adoption permitted. HSBC has elected to adopt the amendment in advance of the effective date and, as required by IAS 8, has applied the amendment retrospectively. The amendment requires that rights issues, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments if the entity offers the rights issues, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. The offer of rights by HSBC Holdings plc to its shareholders on 20 March 2009 was accounted for as an equity instrument, as required by the amendment, in the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings.

•	IFRS 8 ‘Operating Segments’ (‘IFRS 8’), which replaced IAS 14 ‘Segment Reporting’ requires an entity to disclose information about its segments which enables users to evaluate the nature and financial effects of its business activities and the economic environments in which it operates. HSBC’s operating segments are organised into six geographical regions; Europe, Hong Kong, Rest of Asia-Pacific, Middle East, North America and Latin America. Due to the nature of the Group, HSBC’s chief operating decision-maker regularly reviews operating activity on a number of bases, including by geographical region, customer group and global business, and retail businesses by geographical region. HSBC’s IFRS 8 operating segments were determined to be geographical regions because the chief operating decision-maker primarily uses information on geographical regions in order to make decisions about allocating resources and assessing performance.

IFRS 8 requires segment financial information to be reported using the same measures reported to the chief operating decision-maker for the purpose of making decisions about allocating resources to the operating segments and assessing their performance. Information provided to the chief operating decision-maker of HSBC to make decisions about allocating resources and assessing performance of operating segments is measured in accordance with IFRSs.

•	IAS 1 ‘Presentation of Financial Statements’ (‘IAS 1’) (Revised 2007) aims to improve users’ ability to analyse and compare information given in financial statements. The adoption of the revised standard had no effect on the results reported in HSBC’s consolidated financial statements or the separate financial statements of HSBC Holdings. It did, however, result in certain presentational changes in HSBC’s consolidated financial statements, including:
–	the presentation of all items of income and expenditure in two financial statements, the ‘Consolidated income statement’ and the ‘Consolidated statement of comprehensive income’; and

–	the presentation of the ‘Consolidated statement of changes in equity’ as a financial statement replaces the previous ‘Equity’ note on the financial statements.
•	An amendment to IFRS 7 ‘Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments’. The most significant additional disclosures required by this amendment in the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings include tables of fair

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 1

value measurements disclosing the source of inputs using a three level fair value hierarchy, and reconciliations of the movements between opening and closing balances of Level 3 financial instruments, being those measured at fair value using a valuation technique with significant unobservable inputs.

During 2009, in addition to the above, HSBC adopted a number of standards, interpretations and amendments thereto which had an insignificant effect on the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings.

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

Disclosures under IFRS 4 ‘Insurance Contracts’ (‘IFRS 4’) and IFRS 7 concerning the nature and extent of risks relating to insurance contracts and financial instruments have been included in the audited sections of the ‘Report of the Directors: Risk’ on pages 196 to 293.

Capital disclosures under IAS 1 have been included in the audited sections of ‘Capital management and allocation’ on pages 285 to 291.

Disclosures relating to the effect of the recent market turmoil on HSBC’s securitisation activities and structured products, and disclosures under IFRS 7 relating to the fair value of financial instruments, have been included in the audited section of ‘Report of the Directors: Impact of Market Turmoil’ on pages 151 to 195.

In publishing the parent company financial statements here together with the Group financial statements, HSBC Holdings has taken advantage of the exemption in section 408(3) of the Companies Act 2006 not to present its individual income statement and related notes that form a part of these financial statements.

HSBC’s consolidated financial statements are presented in US dollars which is also HSBC Holdings’ functional currency. HSBC Holdings’ functional currency is the US dollar because the US dollar and currencies linked to it are the most significant currencies relevant to the underlying transactions, events and conditions of its subsidiaries, as well as representing a significant proportion of its funds generated from financing activities. HSBC uses the US dollar as its presentation currency in its consolidated financial statements because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts and funds its business.

(d)	Comparative information

As required by US public company reporting requirements, these consolidated financial statements include two years of comparative information for the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of cash flows, consolidated statement of changes in equity and related notes on the financial statements.

(e)	Use of estimates and assumptions

The preparation of financial information requires the use of estimates and assumptions about future conditions. The use of available information and the application of judgement are inherent in the formation of estimates; actual results in the future may differ from estimates upon which financial information is prepared. Management believes that HSBC’s critical accounting policies where judgement is necessarily applied are those which relate to impairment of loans and advances, goodwill impairment, the valuation of financial instruments, the impairment of available-for-sale financial assets and deferred tax assets (see ‘Critical Accounting Policies’ on pages 61 to 65, which form an integral part of these financial statements).

Further information about key assumptions concerning the future, and other key sources of estimation uncertainty, are set out in the notes on the financial statements.

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

In the context of Special Purpose Entities (‘SPE’s), the following circumstances may indicate a relationship in which, in substance, HSBC controls and consequently consolidates an SPE:
–	the activities of the SPE are being conducted on behalf of HSBC according to its specific business needs so that HSBC obtains benefits from the SPE’s operation;

–	HSBC has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, HSBC has delegated these decision-making powers;

–	HSBC has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

–	HSBC retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.
HSBC performs a re-assessment of consolidation whenever there is a change in the substance of the relationship between HSBC and an SPE.

All intra-HSBC transactions are eliminated on consolidation.

The consolidated financial statements of HSBC also include the attributable share of the results and reserves of joint ventures and associates. These are based on financial statements made up to 31 December, with the exception of the Bank of Communications, Ping An Insurance and Industrial Bank which are included on the basis of financial statements made up for the twelve months to 30 September. These are equity accounted three months in arrears in order to meet the requirements of the Group’s reporting timetable. HSBC has taken into account the effect of significant transactions or events that occur between the period from 1 October to 31 December that would have a material affect on its results.

(g)	Future accounting developments

At 31 December 2009, a number of standards and interpretations, and amendments thereto, had been issued by the IASB, which are not effective for HSBC’s consolidated financial statements or the separate financial statements of HSBC Holdings as at 31 December 2009. Those which are expected to have a significant effect on HSBC’s consolidated financial statements and the separate financial statements of HSBC Holdings are discussed below.

Standards and Interpretations issued by the IASB and endorsed by the EU

A revised IFRS 3 ‘Business Combinations’ and amendments to IAS 27 ‘Consolidated and Separate Financial Statements’ were issued on 10 January 2008. The revisions and amendments to the standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual financial reporting period beginning on or after 1 July 2009. The main changes under the standards are that:
–	acquisition-related costs are recognised as an expense in the income statement in the period in which they are incurred;

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 1 and 2

–	all consideration transferred, including contingent consideration, is recognised and measured at fair value at the acquisition date;

–	equity interests held prior to control being obtained are remeasured to fair value at the date of obtaining control, and any gain or loss is recognised in the income statement;

–	changes in a parent’s ownership interest in a subsidiary that do not result in a change of control are treated as transactions between equity holders and are reported in equity; and

–	an option is available, on a transaction-by-transaction basis, to measure any non-controlling (previously referred to as minority) interests in the entity acquired either at fair value, or at the non-controlling interests’ proportionate share of the net identifiable assets of the entity acquired.
The effect that the changes will have on HSBC’s consolidated financial statements and the separate financial statements of HSBC Holdings will depend on the incidence and timing of business combinations occurring after 31 December 2009.

Standards and Interpretations issued by the IASB but not endorsed by the EU

IFRS 9 ‘Financial Instruments’ introduces new requirements for the classification and measurement of financial assets. The standard is effective for annual periods beginning on or after 1 January 2013 with early adoption permitted. IFRS 9 is required to be applied retrospectively. If the standard is adopted prior to 1 January 2012, an entity will be exempt from the requirement to restate prior period comparative information. IFRS 9 is subject to EU endorsement, the timing of which is uncertain. Accordingly, HSBC is unable to provide a date by which it plans to apply IFRS 9.

The main changes to the requirements of IAS 39 are summarised below.
–	All financial assets that are currently in the scope of IAS 39 will be classified as either amortised cost or fair value. The available-for-sale and held-to-maturity categories will no longer exist.

–	Classification is based on an entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. Reclassifications between the two categories are prohibited unless there is a change in the entity’s business model.

–	A financial asset is measured at amortised cost if two criteria are met: i) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows; and ii) the contractual cash flows of the instrument are solely payments of principal and interest on the principal outstanding. All other financial assets are measured at fair value. Movements in the fair value of financial assets classified at fair value are recognised in profit or loss, except for equity investments where an entity takes the option to designate an equity instrument that is not held for trading at fair value through other comprehensive income. If this option is taken, all subsequent changes in fair value are recognised in other comprehensive income with no recycling of gains or losses to the income statement. Dividend income would continue to be recognised in the income statement.

–	An entity is only permitted to designate a financial asset otherwise meeting the amortised cost criteria at fair value through profit or loss if doing so significantly reduces or eliminates an accounting mismatch. This designation is made on initial recognition and is irrevocable.

–	Financial instruments which contain embedded derivatives are to be classified in their entirety either at fair value or amortised cost depending on whether the contracts as a whole meet the relevant criteria under IFRS 9.
IFRS 9 is the first instalment in the IASB’s planned phased replacement of IAS 39 with a less complex and improved standard for financial instruments. The next steps in the IASB’s project will address the classification and measurement requirements for financial liabilities, the impairment of financial assets measured at amortised cost and hedge accounting. The IASB has indicated that it aims to finalise the replacement of IAS 39 by the end of 2010. In addition, the IASB is working with the US Financial Accounting Standards Board to reduce inconsistencies between US GAAP and IFRS in accounting for financial instruments. The impact of IFRS 9 may change as a consequence of further developments resulting from the IASB’s financial instruments project. As a result, it is impracticable to quantify the impact of IFRS 9 as at the date of publication of these financial statements.

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

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, HSBC estimates cash flows considering all contractual terms of the financial instrument but excluding future credit losses. The calculation includes all amounts paid or received by HSBC that are an integral part of the effective interest rate of a financial instrument, including transaction costs and all other premiums or discounts.

Interest on impaired financial assets is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

(b)	Non-interest income

Fee income is earned from a diverse range of services provided by HSBC to its customers. Fee income is accounted for as follows:
–	income earned on the execution of a significant act is recognised as revenue when the act is completed (for example, fees arising from negotiating, or participating in the negotiation of, a transaction for a third-party, such as an arrangement for the acquisition of shares or other securities);

–	income earned from the provision of services is recognised as revenue as the services are provided (for example, asset management, portfolio and other management advisory and service fees); and

–	income which forms an integral part of the effective interest rate of a financial instrument is recognised as an adjustment to the effective interest rate (for example, certain loan commitment fees) and recorded in ‘Interest income’ (Note 2a).
Net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading, together with the related interest income, expense and dividends.

Net income from financial instruments designated at fair value includes all gains and losses from changes in the fair value of financial assets and financial liabilities designated at fair value through profit or loss. Interest income and expense and dividend income arising on these financial instruments are also included in ‘Net income from financial instruments designated at fair value’, except for interest arising from debt securities issued, and derivatives managed in conjunction with those debt securities, which is recognised in ‘Interest expense’ (Note 2a).

Dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for listed equity securities, and usually the date when shareholders have approved the dividend for unlisted equity securities.

(c)	Operating segments

HSBC’s operating segments are organised into six geographical regions; Europe, Hong Kong, Rest of Asia-Pacific, Middle East, North America and Latin America. Due to the nature of the Group, HSBC’s chief operating decision-maker regularly reviews operating activity on a number of bases, including by geographical region, customer group and global business, and retail businesses by geographical region. HSBC’s operating segments were determined to be geographical regions because the chief operating decision-maker primarily uses information on geographical regions in order to make decisions about allocating resources and assessing performance.

Measurement of segmental assets, liabilities, income and expenses is in accordance with the Group’s accounting policies. Segmental income and expenses include transfers between segments and these transfers are conducted

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 2

on arm’s length terms and conditions. Shared costs are included in segments on the basis of the actual recharges made.

(d)	Determination of fair value

All financial instruments are recognised initially at fair value. In the normal course of business, the fair value of a financial instrument on initial recognition is the transaction price (that is, the fair value of the consideration given or received). In certain circumstances, however, the fair value will be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets, such as interest rate yield curves, option volatilities and currency rates. When such evidence exists, HSBC recognises a trading gain or loss on inception of the financial instrument, being the difference between the transaction price and the fair value. When unobservable market data have a significant impact on the valuation of financial instruments, the entire initial difference in fair value indicated by the valuation model from the transaction price is not recognised immediately in the income statement but is recognised over the life of the transaction on an appropriate basis, or when the inputs become observable, or the transaction matures or is closed out, or when HSBC enters into an offsetting transaction.

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

Valuation techniques incorporate assumptions about factors that other market participants would use in their valuations, including interest rate yield curves, exchange rates, volatilities, and prepayment and default rates. If there are additional factors that are not incorporated within the valuation model but would be considered by market participants, further fair value adjustments are applied to model calculated fair values. These fair value adjustments include adjustments for bid-offer spread, model uncertainty, credit risk and model limitation. Where a financial instrument has a quoted price in an active market and it is part of a portfolio, the fair value of the portfolio is calculated as the product of the number of units and quoted price and no block discounts are made.

If the fair value of a financial asset measured at fair value becomes negative, the financial instrument is recorded as a financial liability until the fair value becomes positive, at which time the financial instrument is recorded as a financial asset.

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

Non-derivative financial assets (other than those designated at fair value through profit or loss upon initial recognition) may be reclassified out of the fair value through profit or loss category in the following circumstances:
–	financial assets that would have met the definition of loans and receivables at initial recognition (if the financial asset had not been required to be classified as held for trading) may be reclassified out of the fair value through profit or loss category if there is the intention and ability to hold the financial asset for the foreseeable future or until maturity; and

–	financial assets (except financial assets that would have met the definition of loans and receivables at initial recognition) may be reclassified out of the fair value through profit or loss category and into another category in rare circumstances.

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

(f)	Loans and advances to banks and customers

Loans and advances to banks and customers include loans and advances originated by HSBC which are not classified either as held for trading or designated at fair value. Loans and advances are recognised when cash is advanced to a borrower. They are derecognised when either the borrower repays its obligations, or the loans are sold or written off, or substantially all the risks and rewards of ownership are transferred. They are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest method, less any impairment losses. Where exposures are hedged by derivatives designated and qualifying as fair value hedges, the carrying value of the loans and advances so hedged includes a fair value adjustment for the hedged risk only.

HSBC may commit to underwrite loans on fixed contractual terms for specified periods of time, where the drawdown of the loan is contingent upon certain future events outside the control of HSBC. Where the loan arising from the lending commitment is expected to be held for trading, the commitment to lend is recorded as a derivative and measured at fair value through profit or loss. On drawdown, the loan is classified as held for trading and measured at fair value through profit or loss. Where it is not HSBC’s intention to trade but hold the loan, a provision on the loan commitment is only recorded where it is probable that HSBC will incur a loss. This may occur, for example, where a loss of principal is probable or the interest rate charged on the loan is lower than the cost of funding. On inception of the loan, the loan to be held is recorded at its fair value and subsequently measured at amortised cost using the effective interest method. However, where the initial fair value is lower than the cash amount advanced (for example, due to the rate of interest charged on the loan being below the market rate of interest), the write-down is charged to the income statement. The write-down will be recovered over the life of the loan, through the recognition of interest income using the effective interest method, unless the loan becomes impaired. The write-down is recorded as a reduction to other operating income.

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

Individually assessed loans and advances

For all loans that are considered individually significant, HSBC assesses on a case-by-case basis at each balance sheet date whether there is any objective evidence that a loan is impaired. For those loans where objective evidence of impairment exists, impairment losses are determined considering the following factors:
–	HSBC’s aggregate exposure to the customer;

–	the viability of the customer’s business model and their capacity to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations;

–	the amount and timing of expected receipts and recoveries; — the likely dividend available on liquidation or bankruptcy;

–	the extent of other creditors’ commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 2

–	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

–	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

–	the likely deduction of any costs involved in recovery of amounts outstanding;

–	the ability of the borrower to obtain, and make payments in, the currency of the loan if not denominated in local currency; and

–	when available, the secondary market price of the debt.
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

–	When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll rate methodology, HSBC adopts a basic formulaic approach based on historical loss rate experience.
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

Write-off of loans and advances

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, this is generally after receipt of any proceeds from the realisation of security. In circumstances where the net realisable value of any collateral has been determined and there is no reasonable expectation of further recovery, write off may be earlier.

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

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 2

Renegotiated loans

Loans subject to collective impairment assessment whose terms have been renegotiated are no longer considered past due, but are treated as up to date loans for measurement purposes once the minimum number of payments required under the new arrangements have been received. These renegotiated loans are segregated from other parts of the loan portfolio for the purposes of collective impairment assessment, to reflect their risk profile. Loans subject to individual impairment assessment, whose terms have been renegotiated, are subject to ongoing review to determine whether they remain impaired or should be considered past due. The carrying amount of loans that have been classified as renegotiated retain this classification until maturity or derecognition.

(h)	Trading assets and trading liabilities

Treasury bills, debt securities, equity securities, loans, deposits, debt securities in issue, and short positions in securities are classified as held for trading if they have been acquired or incurred principally for the purpose of selling or repurchasing in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking. These financial assets or financial liabilities are recognised on trade date, when HSBC enters into contractual arrangements with counterparties to purchase or sell the financial instruments, and are normally derecognised when either sold (assets) or extinguished (liabilities). Measurement is initially at fair value, with transaction costs taken to the income statement. Subsequently, the fair values are remeasured, and gains and losses from changes therein are recognised in the income statement in ‘Net trading income’.

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

Financial assets and financial liabilities under investment contracts. Liabilities to customers under linked contracts are determined based on the fair value of the assets held in the linked funds, with changes recognised in the income statement. If no designation was made for the assets relating to the customer liabilities they would be classified as available-for-sale and the changes in fair value would be recorded in other comprehensive income. These financial instruments are managed on a fair value basis and management information is also prepared on this basis. Designation at fair value of the financial assets and liabilities under investment contracts allows the changes in fair values to be recorded in the income statement and presented in the same line.

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

The fair value designation, once made, is irrevocable. Designated financial assets and financial liabilities are recognised when HSBC enters into the contractual provisions of the arrangements with counterparties, which is generally on trade date, and are normally derecognised when either sold (assets) or extinguished (liabilities). Measurement is initially at fair value, with transaction costs taken to the income statement. Subsequently, the fair values are remeasured, and gains and losses from changes therein are recognised in the income statement in ‘Net income from financial instruments designated at fair value’.

(j)	Financial investments

Treasury bills, debt securities and equity securities intended to be held on a continuing basis, other than those designated at fair value, are classified as available-for-sale or held-to-maturity. Financial investments are recognised on trade date when HSBC enters into contractual arrangements with counterparties to purchase securities, and are normally derecognised when either the securities are sold or the borrowers repay their obligations.
(i)	Available-for-sale financial assets are initially measured at fair value plus direct and incremental transaction costs. They are subsequently remeasured at fair value, and changes therein are recognised in other comprehensive income in ‘Available-for-sale investments – fair value gains/(losses)’ until the financial assets are either sold or become impaired. When available-for-sale financial assets are sold, cumulative gains or losses previously recognised in other comprehensive income are recognised in the income statement as ‘Gains less losses from financial investments’.

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

If the available-for-sale financial asset is impaired, the difference between the financial asset’s acquisition cost (net of any principal repayments and amortisation) and the current fair value, less any previous impairment loss recognised in the income statement, is removed from other comprehensive income and recognised in the income statement.

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

Once an impairment loss has been recognised on an available-for-sale financial asset, the subsequent accounting treatment for changes in the fair value of that asset differs depending on the nature of the available-for-sale financial asset concerned:
–	For an available-for-sale debt security, a subsequent decline in the fair value of the instrument is recognised in the income statement when there is further objective evidence of impairment as a result of further decreases in the estimated future cash flows of the financial asset. Where there is no further objective evidence of impairment, the decline in the fair value of the financial asset is recognised in other comprehensive income. If the fair value of a debt security increases in a subsequent period, and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement to the extent of the increase in fair value;

–	For an available-for-sale equity security, all subsequent increases in the fair value of the instrument are treated as a revaluation and are recognised in other comprehensive income. Impairment losses recognised on the equity security are not reversed through the income statement. Subsequent decreases in the fair value of the available-for-sale equity security are recognised in the income statement, to the extent that further cumulative impairment losses have been incurred in relation to the acquisition cost of the equity security.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 2

(ii)	Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that HSBC positively intends, and is able, to hold to maturity. Held-to-maturity investments are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at amortised cost using the effective interest rate method, less any impairment losses.
(k)	Sale and repurchase agreements (including stock lending and borrowing)

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

Derivatives are recognised initially, and are subsequently remeasured, at fair value. Fair values of exchange-traded derivatives are obtained from quoted market prices. Fair values of over-the-counter derivatives are obtained using valuation techniques, including discounted cash flow models and option pricing models.

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

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income within the ‘Cash flow hedges – fair value gains/(losses)’. Any gain or loss in fair value relating to an ineffective portion is recognised immediately in the income statement.

The accumulated gains and losses recognised in other comprehensive income are reclassified to the income statement in the periods in which the hedged item will affect profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income are removed from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss recognised in other comprehensive income at that time remains in equity until the forecast transaction is eventually recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in other comprehensive income is immediately reclassified to the income statement.

Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. A gain or loss on the effective portion of the hedging instrument is recognised in other comprehensive income; a gain or loss on the ineffective portion is recognised immediately in the income statement. Gains and losses previously recognised in other comprehensive income are reclassified to the income statement on the disposal of the foreign operation.

Hedge effectiveness testing

To qualify for hedge accounting, HSBC requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective effectiveness), and demonstrate actual effectiveness (retrospective effectiveness) on an ongoing basis.

The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed. The method adopted by an entity to assess hedge effectiveness will depend on its risk management strategy.

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

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 2

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
Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, is cancelled, or expires.

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

HSBC Holdings’ investments in subsidiaries are stated at cost less any impairment losses. An impairment loss recognised in prior periods shall be reversed through the income statement if, and only if, there has been a change in the estimates used to determine the investment in subsidiary’s recoverable amount since the last impairment loss was recognised.

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

Goodwill on acquisitions of interests in joint ventures and associates is included in ‘Interests in associates and joint ventures’ and is not tested separately for impairment.

At the date of disposal of a business, attributable goodwill is included in HSBC’s share of net assets in the calculation of the gain or loss on disposal.

(ii)	Intangible assets include the present value of in-force long-term insurance business, computer software, trade names, mortgage servicing rights, customer lists, core deposit relationships, credit card customer relationships and merchant or other loan relationships. Intangible assets are subject to impairment review if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable. Where:
–	intangible assets have an indefinite useful life, or are not yet ready for use, they are tested for impairment annually. This impairment test may be performed at any time during the year, provided it is performed at the same time every year. An intangible asset recognised during the current period is tested before the end of the current year; and

–	intangible assets have a finite useful life, except for the present value of in-force long-term insurance business, they are stated at cost less amortisation and accumulated impairment losses and are amortised over their estimated useful lives. Estimated useful life is the lower of legal duration and expected useful life. The amortisation of mortgage servicing rights is included within ‘Net fee income’.
For the accounting policy governing the present value of in-force long-term insurance business (see Note 2y).

(iii)	Intangible assets with finite useful lives are amortised, generally on a straight-line basis, over their useful lives as follows:

Trade names	10 years
Mortgage servicing rights	generally between 5 and 12 years
Internally generated software	between 3 and 5 years
Purchased software	between 3 and 5 years
Customer/merchant relationships	between 3 and 10 years
Other	generally 10 years
(q)	Property, plant and equipment

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

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 2

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

Income tax comprises current tax and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case it is recognised in the same statement in which the related item appears.

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

Deferred tax relating to actuarial gains and losses on post-employment benefits is recognised in other comprehensive income. Deferred tax relating to share-based payment transactions is recognised directly in equity to the extent that the amount of the estimated future tax deduction exceeds the amount of the related cumulative remuneration expense. Deferred tax relating to fair value re-measurements of available-for-sale investments and cash flow hedging instruments which are charged or credited directly to other comprehensive income, is also charged or credited to other comprehensive income and is subsequently recognised in the income statement when the deferred fair value gain or loss is recognised in the income statement.

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

The defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes’ actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

The defined benefit liability recognised in the balance sheet represents the present value of defined benefit obligations adjusted for unrecognised past service costs and reduced by the fair value of plan assets. Any net defined benefit surplus is limited to unrecognised past service costs plus the present value of available refunds and reductions in future contributions to the plan.

The cost of obligations arising from other post-employment defined benefit plans, such as defined benefit health-care plans, are accounted for on the same basis as defined benefit pension plans.

(u)	Share-based payments

The cost of share-based payment arrangements with employees is measured by reference to the fair value of equity instruments on the date they are granted, and recognised as an expense on a straight-line basis over the vesting period, with a corresponding credit to the ‘Share-based payment reserve’. The vesting period is the period during which all the specified vesting conditions of a share-based payment arrangement are to be satisfied. The fair value of equity instruments that are made available immediately, with no vesting period attached to the award, are expensed immediately.

Fair value is determined by using appropriate valuation models, taking into account the terms and conditions upon which the equity instruments were granted. Vesting conditions include service conditions and performance conditions; any other features of a share-based payment arrangement are non-vesting conditions. Market performance conditions and non-vesting conditions are taken into account when estimating the fair value of equity instruments at the date of grant, so that an award is treated as vesting irrespective of whether the market performance condition or non-vesting condition is satisfied, provided all other vesting conditions are satisfied.

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

Where HSBC Holdings enters into share-based payment arrangements involving employees of subsidiaries, the cost is recognised in ‘Investment in subsidiaries’ and credited to the ‘Share-based payment reserve’ over the vesting period. Where a subsidiary funds the share-based payment arrangement, ‘Investment in subsidiaries’ is reduced by the fair value of equity instruments.

(v)	Foreign currencies

Items included in the financial statements of each of HSBC’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). HSBC’s consolidated financial statements are presented in US dollars which is also HSBC Holdings’ functional currency.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 2

Transactions in foreign currencies are recorded in the functional currency at the rate of exchange prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate of exchange ruling at the balance sheet date. Any resulting exchange differences are included in the income statement. Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are translated into the functional currency using the rate of exchange at the date of the initial transaction. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated into the functional currency using the rate of exchange at the date the fair value was determined. Any exchange component of a gain or loss on a non-monetary item is recognised in other comprehensive income if the gain or loss on the non-monetary item is recognised in other comprehensive income. Any exchange component of a gain or loss on a non-monetary item is recognised in the income statement if the gain or loss on the non-monetary item is recognised in the income statement.

In the consolidated financial statements, the assets, including related goodwill where applicable, and liabilities of branches, subsidiaries, joint ventures and associates whose functional currency is not US dollars, are translated into the Group’s presentation currency at the rate of exchange ruling at the balance sheet date. The results of branches, subsidiaries, joint ventures and associates whose functional currency is not US dollars are translated into US dollars at the average rates of exchange for the reporting period. Exchange differences arising from the retranslation of opening foreign currency net assets, and exchange differences arising from retranslation of the result for the reporting period from the average rate to the exchange rate prevailing at the period end, are recognised in other comprehensive income. Exchange differences on a monetary item that is part of a net investment in a foreign operation are recognised in the income statement of the separate financial statements. In consolidated financial statements these exchange differences are recognised in other comprehensive income. On disposal of a foreign operation, exchange differences relating thereto and previously recognised in other comprehensive income are recognised in the income statement.

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

HSBC Holdings has issued financial guarantees and similar contracts to other Group entities. Where it has previously asserted explicitly that it regards such contracts as insurance contracts and has used accounting applicable to insurance contracts, HSBC may elect to account for guarantees as an insurance contract. This election is made on a contract by contract basis, but the election for each contract is irrevocable. Where these guarantees have been classified as insurance contracts, they are measured and recognised as insurance liabilities.

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

Present value of in-force long-term insurance business

The value placed on insurance contracts that are classified as long-term insurance business or long-term investment contracts with discretionary participating features (‘DPF’) and are in force at the balance sheet date is recognised as an asset. The asset represents the present value of the shareholders’ interest in the profits expected to emerge from these contracts written at the balance sheet date.

The present value of in-force long-term insurance business and long-term investment contracts with DPF, referred to as ‘PVIF’, is determined by discounting the shareholders’ interest in future profits expected to emerge from business currently in force using appropriate assumptions in assessing factors such as future mortality, lapse rates and levels of expenses and a risk discount rate that reflects the risk premium attributable to the respective contracts. The PVIF incorporates allowances for both non-market risk and the value of financial

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 2 and 3

options and guarantees. The PVIF asset is presented gross of attributable tax in the balance sheet and movements in the PVIF asset are included in ‘Other operating income’ on a gross of tax basis.

Future profit participation

Where contracts provide discretionary profit participation benefits to policyholders, liabilities for these contracts include provisions for the future discretionary benefits to policyholders. These provisions reflect actual performance of the investment portfolio to date and management expectation on the future performance in connection with the assets backing the contracts, as well as other experience factors such as mortality, lapses and operational efficiency, where appropriate. This benefit may arise from the contractual terms, regulation, or past distribution policy.

In the case of net unrealised investment gains on contracts whose discretionary benefits principally reflect the actual performance of the investment portfolio, the corresponding increase in the liabilities is recognised in either the income statement or other comprehensive income, following the treatment of the unrealised gains on the relevant assets. In the case of net unrealised losses, a deferred participating asset is recognised only to the extent that its recoverability is highly probable. Movements in the liabilities arising from realised gains and losses on relevant assets are recognised in the income statement.

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

(z)	Debt securities issued and deposits by customers and banks

Financial liabilities are recognised when HSBC enters into the contractual provisions of the arrangements with counterparties, which is generally on trade date, and initially measured at fair value, which is normally the consideration received net of directly attributable transaction costs incurred. Subsequent measurement of financial liabilities, other than those measured at fair value through profit or loss and financial guarantees, is at amortised cost, using the effective interest method to amortise the difference between proceeds received, net of directly attributable transaction costs incurred, and the redemption amount over the expected life of the instrument.

(aa)	Share capital

Shares are classified as equity when there is no contractual obligation to transfer cash or other financial assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax.

HSBC Holdings plc shares held by HSBC are recognised in equity as a deduction from retained earnings until they are cancelled. When such shares are subsequently sold, reissued or otherwise disposed of, any consideration received is included in equity, net of any directly attributable incremental transaction costs and related income tax effects.

(ab)	Cash and cash equivalents

For the purpose of the statement of cash flows, cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months’ maturity from the date of acquisition, and include cash and balances at central banks, treasury bills and other eligible bills, loans and advances to banks, items in the course of collection from or in transmission to other banks, and certificates of deposit.
(ac)  Rights issues
Rights issues to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments if the entity offers the rights issues pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. On initial recognition, these rights are recognised in shareholders’ equity and are not subsequently re-measured during the offer period. Following the exercise of the rights and the allotment of new shares, the cash proceeds of the rights issue are recognised in shareholders’ equity. Incremental costs directly attributable to the rights issue are shown as a deduction from the proceeds, net of tax.
3	Net income/(expense) from financial instruments designated at fair value

Net income/(expense) from financial instruments designated at fair value includes:
•	all gains and losses from changes in the fair value of financial assets and liabilities designated at fair value, including liabilities under investment contracts;

•	all gains and losses from changes in the fair value of derivatives that are managed in conjunction with financial assets and liabilities designated at fair value; and

•	interest income, interest expense and dividend income in respect of:
–	financial assets and liabilities designated at fair value; and

–	derivatives managed in conjunction with the above,
except for interest arising from HSBC’s issued debt securities and derivatives managed in conjunction with those debt securities, which is recognised in ‘Interest expense’.

	2009	2008	2007
	US$m	US$m	US$m
Net income/(expense) arising on:
– financial assets held to meet liabilities under insurance and investment contracts	3,793	(5,064)	2,056
– other financial assets designated at fair value	2	1,738	581
– derivatives managed in conjunction with financial assets designated at fair value	(249)	77	(18)

	3,546	(3,249)	2,619

– liabilities to customers under investment contracts	(1,329)	1,751	(940)
– HSBC’s long-term debt issued and related derivatives	(6,247)	6,679	2,812

– changes in own credit spread on long-term debt	(6,533)	6,570	3,055
– derivatives managed in conjunction with HSBC’s issued debt securities	(1,726)	4,413	2,476
– other changes in fair value	2,012	(4,304)	(2,719)

– other financial liabilities designated at fair value	492	(1,368)	(395)
– derivatives managed in conjunction with other financial liabilities designated at fair value	7	39	(13)

	(7,077)	7,101	1,464

Net income/(expense) from financial instruments designated at fair value	(3,531)	3,852	4,083

HSBC Holdings

	2009	2008	2007
	US$m	US$m	US$m
Net income/(expense) arising on:
– HSBC’s long-term debt issued and related derivatives
– changes in own credit spread on long-term debt	(2,612)	2,262	876
– derivatives managed in conjunction with HSBC’s issued debt securities	(352)	688	1,094
– other changes in fair value	201	37	(1,054)

Net income/(expense) from financial instruments designated at fair value	(2,763)	2,987	916

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 4, 5 and 6
4	Gains arising from dilution of interests in associates

	Gains arising	HSBC’s	HSBC’s
	from dilution	interests after	interests before
	of HSBC’s	issue of	issue of
	interests	new shares	new shares
	US$m	%	%
2007
Industrial Bank[1]	187	12.78	15.98
Ping An Insurance	485	16.78	19.90
Bank of Communications[2]	404	18.60	19.90
Financiera Independencia S.A. de C.V.	11	18.68	19.90
Vietnam Technological and Commercial Joint Stock Bank	5	14.44	15.00

Gains arising from dilution of interests in associates	1,092

1	Investment held through Hang Seng Bank, a 62.14 per cent owned subsidiary of HSBC. The dilution gains therefore include a minority interest of US$71 million.

2	Subsequent to the dilution of its interests in Bank of Communications, HSBC increased its holding from 18.60 per cent to 19.01 per cent at 31 December 2007 (Note 21).
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
5	Net earned insurance premiums

		Life	Life	Investment
	Non-life	insurance	insurance	contracts
	insurance	(non-linked)	(linked)	with DPF	[1]	Total
	US$m	US$m	US$m	US$m		US$m
2009
Gross earned premiums	1,572	5,218	1,427	2,774		10,991

– gross written premiums	1,339	5,285	1,427	2,774		10,825
– movement in unearned premiums	233	(67)	–	–		166

Reinsurers’ share of gross earned premiums	(225)	(278)	(17)	–		(520)

– gross written premiums ceded to reinsurers	(215)	(280)	(11)	–		(506)
– reinsurers’ share of movement in unearned premiums	(10)	2	(6)	–		(14)

	1,347	4,940	1,410	2,774		10,471

2008
Gross earned premiums	1,834	6,086	1,825	2,802		12,547

– gross written premiums	1,776	6,257	1,825	2,802		12,660
– movement in unearned premiums	58	(171)	–	–		(113)

Reinsurers’ share of gross earned premiums	(263)	(851)	(583)	–		(1,697)

– gross written premiums ceded to reinsurers	(260)	(878)	(564)	–		(1,702)
– reinsurers’ share of movement in unearned premiums	(3)	27	(19)	–		5

	1,571	5,235	1,242	2,802		10,850

2007
Gross earned premiums	1,855	4,906	2,350	1,890		11,001

– gross written premiums	1,853	4,892	2,350	1,890		10,985
– movement in unearned premiums	2	14	–	–		16

Reinsurers’ share of gross earned premiums	(407)	(357)	(1,161)	–		(1,925)

– gross written premiums ceded to reinsurers	(385)	(357)	(1,166)	–		(1,908)
– reinsurers’ share of movement in unearned premiums	(22)	–	5	–		(17)

	1,448	4,549	1,189	1,890		9,076

1	Discretionary participation features.

6	Net insurance claims incurred and movement in liabilities to policyholders

		Life	Life	Investment
	Non-life	insurance	insurance	contracts
	insurance	(non-linked)	(linked)	with DPF	[1]	Total
	US$m	US$m	US$m	US$m		US$m
2009
Gross claims incurred and movement in liabilities	1,281	4,669	2,676	3,934		12,560

– claims, benefits and surrenders paid	987	2,098	325	1,818		5,228
– movement in liabilities	294	2,571	2,351	2,116		7,332

Reinsurers’ share of claims incurred and movement in liabilities	(158)	(98)	146	–		(110)

– claims, benefits and surrenders paid	(156)	(159)	(21)	–		(336)
– movement in liabilities	(2)	61	167	–		226

	1,123	4,571	2,822	3,934		12,450

2008
Gross claims incurred and movement in liabilities	1,044	5,480	939	1,743		9,206

– claims, benefits and surrenders paid	1,044	1,491	481	1,911		4,927
– movement in liabilities	–	3,989	458	(168)		4,279

Reinsurers’ share of claims incurred and movement in liabilities	(83)	(792)	(1,442)	–		(2,317)

– claims, benefits and surrenders paid	(158)	(172)	(44)	–		(374)
– movement in liabilities	75	(620)	(1,398)	–		(1,943)

	961	4,688	(503)	1,743		6,889

2007
Gross claims incurred and movement in liabilities	1,099	3,377	2,886	2,188		9,550

– claims, benefits and surrenders paid	1,017	940	790	1,080		3,827
– movement in liabilities	82	2,437	2,096	1,108		5,723

Reinsurers’ share of claims incurred and movement in liabilities	(171)	349	(1,120)	–		(942)

– claims, benefits and surrenders paid	(207)	(169)	(45)	–		(421)
– movement in liabilities	36	518	(1,075)	–		(521)

	928	3,726	1,766	2,188		8,608

1	Discretionary participation features.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 7 and 8
7  Net operating income

Net operating income is stated after the following items of income, expense, gains and losses:

	2009	2008	2007
	US$m	US$m	US$m

Income
Interest recognised on impaired financial assets	941	1,040	404
Fees earned on financial assets or liabilities not held for trading nor designated at fair value, other than fees included in effective interest rate calculations on these types of assets and liabilities	12,310	14,511	15,140
Fees earned on trust and other fiduciary activities where HSBC holds or invests assets on behalf of its customers	2,735	3,314	3,695
Income from listed investments	9,201	11,425	10,944
Income from unlisted investments	7,085	11,359	10,429
Losses from the fraud at Bernard L Madoff Investment Securities LLC	(72)	(984)	–

Expense
Interest on financial instruments, excluding interest on financial liabilities held for trading or designated at fair value	(19,737)	(45,525)	(50,876)
Fees payable on financial assets or liabilities not held for trading nor designated at fair value, other than fees included in effective interest rate calculations on these types of assets and liabilities	(1,580)	(1,866)	(1,923)
Fees payable relating to trust and other fiduciary activities where HSBC holds or invests assets on behalf of its customers	(116)	(159)	(163)

Gains/(losses)
Gain on disposal or settlement of loans and advances	244	94	64
Impairment of available-for-sale equity securities	(358)	(1,042)	(42)
Gains on disposal of property, plant and equipment, intangible assets and non-financial investments	457	465	213
Gain on sale/repurchase of 8 Canada Square[1]	576	416	–
Loan impairment charges and other credit risk provisions	(26,488)	(24,937)	(17,242)

Net impairment charge on loans and advances	(24,942)	(24,131)	(17,177)
Impairment of available-for-sale debt securities	(1,474)	(737)	(44)
Impairment in respect of other credit risk provisions	(72)	(69)	(21)

1	The repurchase of 8 Canada Square occurred in 2008. See Note 23 for further details.
8  Employee compensation and benefits

	2009	2008	2007
	US$m	US$m	US$m

Wages and salaries	16,268	18,169	18,535
Social security costs	1,512	1,625	1,587
Post-employment benefits	688	998	1,212

	18,468	20,792	21,334

The average number of persons employed by HSBC during the year was as follows:

	2009	2008	2007

Europe	84,056	87,864	86,918
Hong Kong	28,894	30,030	27,702
Rest of Asia-Pacific[1]	88,122	87,954	75,095
Middle East[1]	8,468	8,201	8,008
North America	42,202	53,090	58,117
Latin America	57,774	64,319	66,442

Total	309,516	331,458	322,282

1	The Middle East is disclosed as a separate geographical region with effect from 1 January 2009. Previously, it formed part of Rest of Asia-Pacific. Comparative data have been adjusted accordingly.

Post-employment benefit plans
Income statement charge

	2009	2008	2007
	US$m	US$m	US$m

Defined benefit pension plans	161	477	694

– HSBC Bank (UK) Pension Scheme	(179)	255	490
– Other plans	340	222	204

Defined contribution pension plans	492	498	484

	653	975	1,178
Defined benefit healthcare plans	31	13	33
Defined contribution healthcare plans	4	10	1

	688	998	1,212

Net liabilities recognised on balance sheet in respect of defined benefit plans

	2009	2008
	US$m	US$m

Defined benefit pension plans	6,147	3,154

– HSBC Bank (UK) Pension Scheme	3,822	392
– Other plans	2,325	2,762

Defined benefit healthcare plans	820	734

	6,967	3,888

HSBC pension plans
HSBC operates 211 pension plans throughout the world, covering 88 per cent of HSBC’s employees, with a total pension cost of US$653 million (2008: US$975 million; 2007: US$1,178 million). The income statement charge for plans outside the UK was US$760 million (2008: US$678 million; 2007: US$626 million). This was partly offset by a gain of US$107 million on the UK plans, which included a one-off accounting gain of US$499 million due to a change in the basis of delivering death-in-service, ill health and early retirement benefits for some UK employees.
HSBC has been progressively offering all new employees membership of defined contribution plans. At 31 December 2009, 59 per cent of HSBC’s staff were members of defined contribution plans. The related pension cost for the year was US$492 million (2008: US$498 million; 2007: US$484 million).
Defined benefit plans cover 29 per cent of HSBC’s employees. For these plans, the long-term investment objectives of both HSBC and, where relevant and appropriate, the trustees are:
•	to limit the risk of the assets failing to meet the liabilities of the plans over the long-term; and

•	to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of the defined benefit plans.
Both HSBC and, where relevant and appropriate, the trustees consider that the investment policy should be consistent with meeting their mutual overall long-term investment objectives. In pursuit of these long-term objectives, a benchmark is established for the allocation of the defined benefit plan assets between asset classes. In addition, each permitted asset class has its own benchmarks, such as stock market or property valuation indices and, where relevant, desired levels of out-performance. The benchmarks are reviewed at least triennially within 18 months of the date at which an actuarial valuation is made, or more frequently if required by local legislation or circumstances. The process generally involves an extensive asset and liability review.
The majority of the Group’s defined benefit plans are funded plans. The assets of most of the larger ones are held in trusts or similar funds separate from HSBC. The plans are reviewed at least annually or in accordance with local practice and regulations by qualified actuaries. The actuarial assumptions used to calculate the defined benefit obligations and related current service costs vary according to the economic conditions of the countries in which the plans are situated.
The largest plan exists in the UK, where the HSBC Bank (UK) Pension Scheme covers employees of HSBC Bank plc and certain other employees of HSBC. This comprises a funded defined benefit plan (‘the principal plan’), which is

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 8
closed to new entrants, and a defined contribution plan which was established in July 1996 for new employees.
The principal plan holds a diversified portfolio of investments to meet future cash flow liabilities arising from accrued benefits as they fall due to be paid. The Trustee of the principal plan is required to produce a written Statement of Investment Principles which governs decision-making about how investments are made.
In 2006, HSBC and the Trustee of the principal plan agreed to change the investment strategy in order to reduce the investment risk. This involved switching from a mainly equity-based strategy to one based largely on holding bonds and a more diverse range of investments, and included a commitment to undertake a programme of swap arrangements by which the principal plan makes LIBOR-related interest payments in exchange for the receipt of cash flows which are based on projected future benefit payments to be made from the principal plan. The asset allocation for this strategy was:

%

Equities	15.0
Bonds	50.0
Alternative assets[1]	10.0
Property	10.0
Cash	15.0

100.0

1	Alternative assets include emerging market bonds, loans, and infrastructure assets.
At 31 December 2009, the above strategy remained substantially in place with details of the swap arrangements included in Note 43.
The latest actuarial investigation of the principal plan was made as at 31 December 2008 by C G Singer, Fellow of the Institute of Actuaries, of Watson Wyatt Limited, a Towers Watson company. At that date, the market value of the HSBC Bank (UK) Pension Scheme’s assets was £10.6 billion (US$15.5 billion) (including assets relating to the defined benefit plan, the defined contribution plan and additional voluntary contributions). The market value of the plan assets represented 77 per cent of the amount expected to be required, on the basis of the assumptions adopted, to provide the benefits accrued to members after allowing for expected future increases in earnings, and the resulting deficit amounted to £3.2 billion (US$4.7 billion). The method adopted for this investigation was the projected unit method.
The expected cash flows from the plan were projected by reference to the Retail Price Index (‘RPI’) swap break-even curve at 31 December 2008. Salary increases were assumed to be 0.5 per cent per annum above RPI and inflationary pension increases, subject to a minimum of zero per cent and a maximum of 5 per cent (maximum of 3 per cent per annum in respect of service accrued since 1 July 2009), were assumed to be in line with RPI. The projected cash flows were discounted at the LIBOR swap curve at 31 December 2008 plus a margin for the expected return on the investment strategy of 190 basis points per annum. The mortality experience of the plan’s pensioners over the three year period since the previous valuation was analysed and, on the basis of this analysis, the mortality assumptions were set based on the SAPS S1 series of tables which best fit the pensioner experience. Allowance was made for future improvements to mortality rates in line with the medium cohort projections with a minimum improvement rate set at 1.75 per cent for males and 1.25 per cent for females.
HSBC Bank plc has agreed with the Trustee to reduce the deficit of the plan by meeting a schedule of additional future funding payments as set out below (unless a mutually agreed alternative is adopted by 30 June 2010):

	US$m	[1]	£m

2009	nil		nil
2010	nil		nil
2011	nil		nil
2012	754		465
2013	754		465
2014	754		465
2015	1,022		630
2016	1,022		630
2017	1,022		630
2018	1,022		630

1	The payment schedule was agreed with the Trustee in pounds sterling and the equivalent US dollar amounts are shown at the exchange rate effective as at 31 December 2009.

The payments of £465 million (US$754 million) to be made in each of 2012, 2013 and 2014 reflect the funding payments agreed following the 2005 triennial actuarial valuation.
HSBC considers that the contributions set out above, together with investment returns at an expected level of 240 basis points above the LIBOR swap curve, would be sufficient to meet the deficit as at 31 December 2008 over the agreed period. At each subsequent actuarial valuation, HSBC has agreed with the Trustee that any shortfall in investment returns relative to this expected level, subject to a maximum of 50 basis points per annum, will be eliminated by payment of equal cash instalments over the remaining years to the end of this recovery plan period.
HSBC Bank plc also agreed to make ongoing contributions to the principal plan in respect of the accrual of benefits of defined benefit section members at various rates dependent on the benefit accrual options selected. The average rate is estimated to be 34 per cent of pensionable salaries (less member contributions) payable from 1 April 2010 until the completion of the next actuarial valuation, due as at 31 December 2011. The average rate is reflective of the different membership groups following changes made to the Scheme during 2009. During 2009, HSBC paid contributions at the rate of 38 per cent of pensionable salaries and will continue contributions at this rate until 31 March 2010.
On 1 July 2009, changes to the design of the defined benefit section of the principal plan were introduced. This included the introduction of employee contributions, optionality concerning future benefit accrual and, with effect from 1 April 2010, an increased Normal Retirement Age of 65 years. In addition, enhancements to the defined contribution section were also introduced.
As part of the 31 December 2008 valuation, calculations were also carried out as to the amount of assets that might be needed to meet the liabilities if the Scheme was discontinued and the members’ benefits bought out with an insurance company (although in practice this may not be possible for a plan of this size) or the Trustee continued to run the plan without the support of HSBC. The amount required under this approach is estimated to be £19.8 billion (US$28.9 billion) as at 31 December 2008. In arriving at this estimation, a more prudent assumption about future mortality was made than for the assessment of the ongoing position and it was assumed that the Trustee would alter the investment strategy to be an appropriately matched portfolio of UK government bonds. An explicit allowance for expenses was also included.
Benefit payments (US$m)
The benefits payable from the defined benefit plan are expected to be as shown in the chart above.
In Hong Kong, the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme covers employees of The Hongkong and Shanghai Banking Corporation and certain other employees of HSBC Group. The scheme comprises a funded defined benefit scheme (which provides a lump sum on retirement but is now closed to new members) and a defined contribution scheme. The latter was established on 1 January 1999 for new employees. The latest valuation of the defined benefit scheme was made at 31 December 2008, and was performed by Estella Chiu, fellow of the Society of Actuaries of the United States of America, of HSBC Insurance (Asia) Limited, a subsidiary of HSBC Holdings. At that valuation date, the market value of the defined benefit scheme’s assets was US$1,072 million. On an ongoing basis, the actuarial value of the scheme’s assets represented 103 per cent of the actuarial present value of the benefits accrued to members, after allowing for expected future increases in salaries, and the resulting surplus amounted to US$34 million. On a wind-up basis, the scheme’s assets represented 104 per cent of the members’ vested benefits, based on current salaries, and the resulting surplus amounted to US$44 million. The attained age method has been adopted for the valuation and the major assumptions used in this valuation were a discount rate of 6 per cent per annum and long-term salary increases of 5 per cent per annum.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 8
The HSBC North America (U.S.) Retirement Income Plan covers all employees of HSBC Bank USA, HSBC Finance and HSBC USA who have reached the age of 21 and met the one year of service participation requirement. The Retirement Income Plan provides final average pay benefits to legacy participants and cash balance benefits to all other participants. All new employees participate in the cash balance section of the plan. The most recent actuarial valuation of the plan was made at 1 January 2009 by Jennifer Jakubowski, Fellow of the Society of Actuaries, Enrolled Actuary and member of the American Academy of Actuaries, and Emily Carlson, Associate of the Society of Actuaries, and member of the American Academy of Actuaries. At that date, the actuarial value of the plan’s assets was US$2,429 million. The assets represented 113 per cent of the benefits accrued to members as valued under the provisions of the Pension Protection Act of 2006 that was effective for the plan year beginning 1 January 2008. The resulting surplus amounted to US$280 million. The method employed for this valuation was the traditional unit credit method and the discount rate was determined using a full yield curve method, which resulted in an effective interest rate of 8.01 per cent per annum.
In February 2010, HSBC North America announced a plan to cease all future benefit accruals for legacy participants under the final average pay formula components of the HSBC North America (US) Retirement Income Plan with effect from 1 January 2011. HSBC currently estimates that as a result of these changes, HSBC North America will record a reduction to total pension expense in 2010 of approximately US$13 million and a one-time curtailment gain of approximately US$144 million.
The HSBC Bank (UK) Pension Scheme, The HSBC Group Hong Kong Local Staff Retirement Benefit Scheme, and the HSBC North America (U.S.) Retirement Income Plan cover 34 per cent of HSBC’s employees.
HSBC healthcare benefits plans
HSBC also provides post-employment healthcare benefits under plans in the UK, the US, Canada, Mexico and Brazil, the majority of which are unfunded. The majority of post-employment healthcare benefits plans are defined benefit plans and are accounted for in the same manner as defined benefit pension plans. The plans are reviewed at least annually or in accordance with local practice and regulations by qualified actuaries. The actuarial assumptions used to calculate the defined benefit obligation and related current service cost vary according to the economic conditions of the countries in which they are situated. Total healthcare cost was US$35 million (2008: US$23 million; 2007: US$34 million).
Post-employment defined benefit plans’ principal actuarial financial assumptions
The principal actuarial financial assumptions used to calculate the Group’s obligations under its defined benefit pension and post-employment healthcare plans at 31 December 2009, were as follows. These assumptions will also form the basis for measuring periodic costs under the plans in 2010:

						Healthcare cost trend
			Rate of		Rate			Year of
	Discount	Inflation	increase for		of pay	Initial	Ultimate	ultimate
	rate	rate	pensions	[1]	increase	rate	rate	rate
	%	%	%		%	%	%

UK2	5.70	3.70	3.50		4.20	7.70	7.70	n/a
Hong Kong	2.58	n/a	n/a		5.00	n/a	n/a	n/a
US	5.92	2.50	n/a		3.50	7.40	4.50	2027
Jersey	5.70	3.70	3.70		5.45	n/a	n/a	n/a
Mexico	8.50	3.50	3.50		4.50	6.75	6.75	n/a
Brazil	11.25	4.50	4.50		5.50	10.00	5.50	2019
France	5.50	2.00	2.00		3.00	n/a	n/a	n/a
Canada	6.25	2.50	n/a		3.72	8.00	5.00	2015
Switzerland	3.25	1.50	n/a		2.50	n/a	n/a	n/a
Germany	5.50	2.00	2.00		3.00	n/a	n/a	n/a

1	Rate of increase for pensions in payment and deferred pension (except for the UK).

2	Rate of increase for pensions in the UK is for pensions in payment only.

The principal actuarial financial assumptions used to calculate the Group’s obligations under its defined benefit pension and post-employment healthcare plans at 31 December 2008, were as follows. These assumptions also formed the basis for measuring periodic costs under the plans in 2009:

						Healthcare cost trend
			Rate of		Rate			Year of
	Discount	Inflation	increase for		of pay	Initial	Ultimate	ultimate
	rate	rate	pensions	[1]	increase	rate	rate	rate
	%	%	%		%	%	%

UK2	6.50	2.90	3.00		3.40	6.90	6.90	n/a
Hong Kong	1.19	n/a	n/a		5.00	n/a	n/a	n/a
US	6.05	2.50	n/a		3.50	8.90	5.00	2018
Jersey	6.50	2.90	2.90		4.65	n/a	n/a	n/a
Mexico	8.10	3.50	2.00		4.50	6.75	6.75	n/a
Brazil	10.75	4.50	4.50		5.50	10.00	5.50	2018
France	5.75	2.00	2.00		3.00	n/a	n/a	n/a
Canada	7.19	2.50	n/a		3.85	8.20	4.90	2012
Switzerland	2.60	1.50	n/a		2.39	n/a	n/a	n/a
Germany	5.75	2.00	2.00		3.00	n/a	n/a	n/a

1	Rate of increase for pensions in payment and deferred pension (except for the UK).

2	Rate of increase for pensions in the UK is for pensions in payment only.
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

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 8
Mortality assumptions are significant in measuring the Group’s obligations under its defined benefit pension and post-employment healthcare plans, particularly given the maturity of the plans. The mortality tables and average life expectancy at 65 used at 31 December 2009 were as follows:

		Life expectancy at		Life expectancy at
		age 65 for a male		age 65 for a female
	Mortality table	member currently:		member currently:
		Aged 65	Aged 45	Aged 65	Aged 45

UK	SAPS MC1	22.3	24.2	23.3	25.2
Hong Kong	n/a	n/a	n/a	n/a	n/a
US	RP 2000 fully generational	19.2	20.7	21.2	22.1
Jersey	80% of PNA00[2]	24.1	26.1	26.5	28.4
Mexico	EMSSA-97, AA generational scale from
	RP 2000 series	18.5	20.1	21.1	22.0
Brazil	RP 2000 fully generational	19.2	20.7	21.2	22.1
France	TG 05	23.2	26.0	26.7	29.6
Canada	UP94 generational	19.5	21.1	22.0	22.8
Switzerland	BVG 2005[3]	17.9	17.9	21.0	21.0
Germany	Heubeck 2005 G	18.3	21.0	22.4	25.0

1	SAPS MC projections with 1 per cent minimum improvement beyond 2002. Light table with 1.08 rating for male and standard table with 1.06 rating for female.

2	PNA00 year of birth and medium cohort with 1 per cent minimum improvement thereafter.

3	Additional 8.5 per cent liability loading for future mortality improvements.
The mortality tables and average life expectancy at 65 used at 31 December 2008 were as follows:

		Life expectancy at		Life expectancy at
		age 65 for a male		age 65 for a female
	Mortality table	member currently:		member currently:
		Aged 65	Aged 45	Aged 65	Aged 45

UK	PA92[1]	20.8	22.8	24.1	26.2
Hong Kong	n/a	n/a	n/a	n/a	n/a
US	RP 2000 fully generational	19.1	20.6	21.1	22.0
Jersey	90% of PNA00[2]	23.0	25.0	25.4	27.3
Mexico	EMSSA-97, AA generational scale
	from RP 2000 series	18.3	19.8	21.0	21.9
Brazil	RP 2000 fully generational	19.1	20.6	21.1	22.0
France	TG 05	23.1	25.9	26.6	29.4
Canada pension plans	Between UP94 C2015 and	18.5	18.5	21.1	21.1
	UP94 C2027	and 19.4	and 19.4	and 21.6	and 21.6
Canada healthcare plan	UP94 C2025	19.3	19.3	21.5	21.5
Switzerland	BVG 2005[3]	17.9	17.9	21.0	21.0
Germany	Heubeck 2005 G	18.0	20.7	22.1	24.7

1	PA92 with standard improvements to 2005 and medium cohort with 1 per cent minimum improvement thereafter.

2	PNA00 year of birth and medium cohort with 1 per cent minimum improvement thereafter.

3	Additional 8.5 per cent liability loading for future mortality improvements.
Actuarial assumption sensitivities
The discount rate is sensitive to changes in market conditions arising during the reporting period. The mortality rates used are sensitive to experience from the plan member profile. The following table shows the effect of changes in these and the other key assumptions on the principal plan:

	HSBC Bank (UK) Pension Scheme
	2009	2008
	US$m	US$m
Discount rate
Change in pension obligation at year end from a 25bps increase	(879)	(559)
Change in pension obligation at year end from a 25bps decrease	946	595
Change in 2010 pension cost from a 25bps increase	(13)	(9)
Change in 2010 pension cost from a 25bps decrease	13	10

Rate of inflation
Change in pension obligation at year end from a 25bps increase	964	525
Change in pension obligation at year end from a 25bps decrease	(907)	(493)
Change in 2010 pension cost from a 25bps increase	65	45
Change in 2010 pension cost from a 25bps decrease	(63)	(41)

Rate of increase for pensions in payment and deferred pensions
Change in pension obligation at year end from a 25bps increase	800	349
Change in pension obligation at year end from a 25bps decrease	(766)	(328)
Change in 2010 pension cost from a 25bps increase	50	29
Change in 2010 pension cost from a 25bps decrease	(49)	(23)

Rate of pay increase
Change in pension obligation at year end from a 25bps increase	195	172
Change in pension obligation at year end from a 25bps decrease	(174)	(168)
Change in 2010 pension cost from a 25bps increase	18	16
Change in 2010 pension cost from a 25bps decrease	(16)	(15)

Investment return
Change in 2010 pension cost from a 25bps increase	(44)	(36)
Change in 2010 pension cost from a 25bps decrease	44	36

Mortality
Change in pension obligation from each additional year of longevity assumed	487	365
The following table shows the effect of changes in the discount rate and in mortality rates on plans other than the principal plan:

	Other plans
	2009	2008
	US$m	US$m

Change in defined benefit obligation at year end from a 25bps increase in discount rate	(269)	(255)
Change in 2010 defined benefit charge from a 25bps increase in discount rate	(3)	(4)
Increase in defined benefit obligation from each additional year of longevity assumed	120	91
Defined benefit pension plans
The calculation of the net liability under the Group’s defined benefit pension plans is set out below together with the expected rates of return and plan assets used to measure the net defined benefit pension costs in each subsequent year.

	HSBC Bank (UK) Pension Scheme
	2009		2008
	Expected		Expected
	rates of return	Value	rates of return	Value
	%	US$m	%	US$m

Fair value of plan assets		17,701		14,865

Equities	8.4	2,770	8.1	2,242
Bonds	5.3	12,597	5.7	10,999
Property	7.7	1,502	6.9	1,184
Other	5.3	832	4.2	440

Defined benefit obligation		(21,523)		(15,257)

Present value of funded obligations		(21,523)		(15,257)

Net liability		(3,822)		(392)

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 8

	Other plans
	2009			2008
	Expected			Expected
	rates of return	[1]	Value	rates of return	[1]	Value
	%		US$m	%		US$m

Fair value of plan assets			6,822			6,024

Equities	8.2		2,302	8.3		1,856
Bonds	5.0		3,809	5.0		3,261
Property	6.4		55	6.3		87
Other	3.5		656	3.8		820

Defined benefit obligation			(9,109)			(8,787)

Present value of funded obligations			(8,588)			(8,271)
Present value of unfunded obligations			(521)			(516)

Effect of limit on plan surpluses			(47)			(9)
Unrecognised past service cost			9			10

Net liability			(2,325)			(2,762)

1	The expected rates of return are weighted on the basis of the fair value of the plan assets.
Plan assets of the Group’s pension schemes included US$62 million (2008: US$52 million) of equities and US$2 million (2008: US$2 million) of bonds issued by HSBC and US$1,925 million (2008: US$2,204 million) of other assets placed or transacted with HSBC. The fair value of plan assets included derivatives entered into with the HSBC Bank (UK) Pension Scheme with a positive fair value of US$1,049 million at 31 December 2009 (2008: US$1,779 million positive fair value) and US$27 million positive fair value (2008: US$388 million positive fair value) in respect of the HSBC International Staff Retirement Benefits Scheme. Further details of these swap arrangements are included in Note 43.
Changes in the present value of defined benefit obligations

	HSBC Bank (UK) Pension Scheme		Other plans
	2009	2008	2009	2008
	US$m	US$m	US$m	US$m

At 1 January	15,257	23,512	8,787	8,873
Current service cost	260	387	334	357
Interest cost	1,019	1,227	397	466
Contributions by employees	5	2	17	40
Actuarial (gains)/losses	4,563	(3,032)	(114)	358
Benefits paid	(884)	(873)	(608)	(596)
Past service cost – vested immediately	–	–	20	9
Past service cost – unvested benefits	–	–	–	10
Disposals	–	–	–	(44)
Business combinations	–	–	4	–
Reduction in liabilities resulting from curtailments	–	–	(41)	(20)
Liabilities extinguished on settlements	(499)	–	(1)	(81)
Exchange differences	1,802	(5,966)	314	(585)

At 31 December	21,523	15,257	9,109	8,787

Changes in the fair value of plan assets

	HSBC Bank (UK) Pension Scheme		Other plans
	2009	2008	2009	2008
	US$m	US$m	US$m	US$m

At 1 January	14,865	22,704	6,024	7,768
Expected return on plan assets	959	1,359	381	549
Contributions by HSBC	367	462	596	238

– normal	367	462	178	223
– special	–	–	418	15

Contributions by employees	5	2	17	40
Experience gains/(losses)	871	(2,861)	65	(1,452)
Benefits paid	(884)	(873)	(522)	(576)
Assets distributed on curtailments	–	–	(5)	–
Assets distributed on settlements	–	–	(6)	(40)
Exchange differences	1,518	(5,928)	272	(503)

At 31 December	17,701	14,865	6,822	6,024

The special contributions of US$418 million include an additional contribution of US$240 million to the HSBC North America (US) Retirement Income Plan. Special contributions also include US$160 million in respect of the HSBC International Staff Retirement Benefits Scheme which was made to fund the deficit shown in the actuarial valuation report as at 31 December 2008. US$91 million of the contribution to the HSBC International Staff Retirement Benefits Scheme was made in the form of cash and US$69 million was contributed in the form of asset-backed securities previously held within the Group.
The actual return on plan assets for the year ended 31 December 2009 was a positive return of US$2,276 million (2008: negative US$2,405 million). HSBC expects to make US$520 million of contributions to defined benefit pension plans during 2010. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are:

	2010	2011	2012	2013	2014	2015-2019
	US$m	US$m	US$m	US$m	US$m	US$m

HSBC Bank (UK) Pension Scheme	683	725	756	801	847	5,359
Other significant plans	453	512	534	560	592	3,561
Total (income)/expense recognised in the income statement in ‘Employee compensation and benefits’

	HSBC Bank (UK) Pension Scheme			Other plans
	2009	2008	2007	2009	2008	2007
	US$m	US$m	US$m	US$m	US$m	US$m

Current service cost	260	387	454	334	357	347
Interest cost	1,019	1,227	1,247	397	466	398
Expected return on plan assets	(959)	(1,359)	(1,211)	(381)	(549)	(486)
Past service cost	–	–	–	21	9	7
Gains on curtailments	–	–	–	(36)	(20)	(63)
(Gains)/losses on settlements	(499)	–	–	5	(41)	1

Total (income)/expense	(179)	255	490	340	222	204

The US$499 million settlement gain in 2009 relates to an accounting benefit following a restructuring of the basis of delivery of death in service and ill health early retirement benefits to certain UK employees.
Summary

	HSBC Bank (UK) Pension Scheme
	2009	2008	2007	2006	2005
	US$m	US$m	US$m	US$m	US$m

Defined benefit obligation	(21,523)	(15,257)	(23,512)	(24,332)	(20,587)
Fair value of plan assets	17,701	14,865	22,704	20,587	17,396

Net deficit	(3,822)	(392)	(808)	(3,745)	(3,191)

Experience gains/(losses) on plan liabilities	(234)	(49)	(64)	540	70
Experience gains/(losses) on plan assets	871	(2,861)	29	–	1,623
Gains/(losses) from changes in actuarial assumptions	(4,329)	3,081	2,459	(570)	(2,038)

Total net actuarial gains/(losses)	(3,692)	171	2,424	(30)	(345)

	Other plans
	2009	2008	2007	2006	2005
	US$m	US$m	US$m	US$m	US$m

Defined benefit obligation	(9,109)	(8,787)	(8,873)	(7,916)	(7,102)
Fair value of plan assets	6,822	6,024	7,768	7,116	6,356

Net deficit	(2,287)	(2,763)	(1,105)	(800)	(746)

Experience gains/(losses) on plan liabilities	20	(52)	(354)	(167)	(113)
Experience gains/(losses) on plan assets	65	(1,452)	157	203	78
Gains/(losses) from changes in actuarial assumptions	94	(306)	(121)	(44)	(393)

Total net actuarial gains/(losses)	179	(1,810)	(318)	(8)	(428)

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 8
Actuarial gains and losses represent experience adjustments on plan assets and liabilities as well as adjustments arising from changes in actuarial assumptions. Total cumulative actuarial losses recognised in other comprehensive income at 31 December 2009 were US$4,589 million (2008: losses of US$1,076 million).
The total effect of the limit on plan surpluses recognised within actuarial losses in other comprehensive income during 2009 was a US$37 million loss excluding exchange differences of US$1 million (2008: US$41 million gain excluding exchange differences of US$5 million).
Defined benefit healthcare plans

	2009			2008
	Expected			Expected
	rates of return	[1]	Value	rates of return	[1]	Value
	%		US$m	%		US$m

Fair value of plan assets			142			128

Equities	12.2		43	11.6		39
Bonds	8.7		72	8.0		89
Other	4.6		27	–		–

Defined benefit obligation			(937)			(839)

Present value of funded obligations			(148)			(172)
Present value of unfunded obligations			(789)			(667)

Unrecognised negative past service cost			(25)			(23)

Net liability			(820)			(734)

1 The expected rates of return are weighted on the basis of the fair value of the plan assets.

Changes in the present value of defined benefit obligations

				2009		2008
				US$m		US$m

At 1 January				839		1,038
Current service cost				11		19
Interest cost				55		65
Contributions by employees				2		2
Actuarial (gains)/losses				44		2
Benefits paid				(43)		(76)
Reduction in liabilities resulting from curtailments				(22)		(31)
Liabilities extinguished on settlements				(4)		(38)
Exchange differences				55		(142)

At 31 December				937		839

Changes in the fair value of plan assets

				2009		2008
				US$m		US$m

At 1 January				128		146
Expected return on plan assets				11		12
Contributions by HSBC				11		19
Experience gains/(losses)				8		(14)
Benefits paid				(4)		(9)
Assets distributed on settlements.				(4)		(12)
Exchange differences				(8)		(14)

At 31 December				142		128

The actual return on plan assets for the year ended 31 December 2009 was a positive return of US$19 million (2008: negative US$2 million).

HSBC expects to make US$56 million (2008: US$4 million) of contributions to post-employment healthcare benefit plans during 2010. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are:

	2010	2011	2012	2013	2014	2015-2019
	US$m	US$m	US$m	US$m	US$m	US$m

Significant plans	52	53	54	56	58	323
Total expense recognised in the income statement in ‘Employee compensation and benefits’

	2009	2008	2007
	US$m	US$m	US$m

Current service cost	11	19	25
Interest cost	55	65	67
Expected return on plan assets	(11)	(12)	(13)
Past service cost	(2)	(2)	(4)
Gains on curtailments	(22)	(31)	(42)
Gains on settlements	–	(26)	–

Total expense	31	13	33

Summary

	2009	2008	2007	2006	2005
	US$m	US$m	US$m	US$m	US$m

Defined benefit obligation	(937)	(839)	(1,038)	(1,106)	(1,004)
Fair value of plan assets	142	128	146	133	107

Net deficit	(795)	(711)	(892)	(973)	(897)

Experience gains/(losses) on plan liabilities	13	(34)	15	(12)	19
Experience gains/(losses) on plan assets	8	(14)	(6)	(1)	1
Gains/(losses) from changes in actuarial assumptions	(57)	32	94	(25)	(63)

Total net actuarial gains/(losses)	(36)	(16)	103	(38)	(43)

Actuarial gains and losses represent experience adjustments on plan assets and liabilities as well as adjustments arising from changes in actuarial assumptions. Total cumulative net actuarial losses recognised in other comprehensive income at 31 December 2009 were US$25 million (2008: gains of US$11 million).
The actuarial assumptions of the healthcare cost trend rates have a significant effect on the amounts recognised. A one percentage point change in assumed healthcare cost trend rates would have the following effects on amounts recognised in 2009:

	2009		2008
	1% increase	1% decrease	1% increase	1% decrease
	US$m	US$m	US$m	US$m

Increase/(decrease) of the aggregate of the current service cost and interest cost	8	(7)	9	(7)
Increase/(decrease) of defined benefit obligation	86	(75)	77	(62)
HSBC Holdings
Employee compensation and benefit expense in respect of HSBC Holdings’ employees in 2009 amounted to US$217 million (2008: US$218 million). The average number of persons employed by HSBC Holdings during 2009 was 876 (2008: 730).
Employees of HSBC Holdings who are members of defined benefit pension plans are principally members of either the HSBC Bank (UK) Pension Scheme or the HSBC International Staff Retirement Benefits Scheme. HSBC Holdings pays contributions to plans in accordance with schedules determined by the Trustees following consultation with qualified actuaries.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 8, 9 and 10
Directors’ emoluments
The aggregate emoluments of the Directors of HSBC Holdings, computed in accordance with the Companies Act 2006 as amended by statutory instrument 2008 No. 410, were:

	2009	2008	2007
	US$000	US$000	US$000

Fees	3,756	2,529	2,626
Salaries and other emoluments	11,835	11,584	7,929
Bonuses	–	–	8,938

	15,591	14,113	19,493

Gains on the exercise of share options.	–	23	13
Vesting of Long-Term Incentive awards	1,579	7,147	4,563
In addition, there were payments under retirement benefit agreements with former Directors of US$1,036,385 (2008: US$1,139,968). The provision at 31 December 2009 in respect of unfunded pension obligations to former Directors amounted to US$16,296,028 (2008: US$15,164,791).
During the year, aggregate contributions to pension schemes in respect of Directors were US$788,734 (2008: US$664,174).
Discretionary bonuses for Directors are based on a combination of individual and corporate performance and are determined by the Remuneration Committee. Details of Directors’ remuneration, share options and conditional awards under the Restricted Share Plan 2000 and the HSBC Share Plan are included in the ‘Directors’ Remuneration Report’ on pages 334 to 348.
9  Auditors’ remuneration

Auditors’ remuneration in relation to the statutory audit amounted to US$50.7 million (2008: US$54.9 million; 2007: US$52.3 million). The following fees were payable by HSBC to the Group’s principal auditor, KPMG Audit Plc and its associates (together ‘KPMG’):

	2009	2008	2007
	US$m	US$m	US$m

Audit fees for HSBC Holdings’ statutory audit[1]	2.3	2.1	3.0

– fees relating to current year	2.1	2.5	3.0
– fees relating to prior year	0.2	(0.4)	–

Fees payable to KPMG for other services provided to HSBC	77.1	88.3	79.1

Audit-related services:
– audit of HSBC’s subsidiaries, pursuant to legislation[2]	45.9	48.6	45.2
– other services pursuant to legislation[3]	24.2	26.5	19.4
Tax services[4]	2.6	3.1	2.9
Other services:
– services relating to information technology[5]	0.3	0.6	0.4
– services related to corporate finance transactions[6]	0.1	1.4	1.8
– all other services[7]	4.0	8.1	9.4

Total fees payable	79.4	90.4	82.1

1	Fees payable to KPMG Audit Plc for the statutory audit of the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings. They exclude amounts payable for the statutory audit of HSBC Holdings’ subsidiaries which have been included in ‘Fees payable to KPMG for other services provided to HSBC’.

2	Including fees payable to KPMG for the statutory audit of HSBC’s subsidiaries.

3	Including services for assurance and other services that relate to statutory and regulatory filings, including comfort letters and interim reviews. Other services pursuant to legislation included no fees paid to KPMG in respect of work relating to preparation for reporting under section 404 of the Sarbanes-Oxley Act (2008: nil; 2007: US$1.6 million). No other accounting firms were paid for work on this project in 2009 (2008: US$1.2 million; 2007: US$2.5 million).

4	Including tax compliance services and tax advisory services.

5	Including advice on IT security and business continuity and performing agreed-upon IT testing procedures.

6	Including fees payable to KPMG for transaction-related work, including US debt issuances.

7	Including other assurance and advisory services such as translation services, ad-hoc accounting advice and review of financial models.

No fees were payable by HSBC to KPMG for the following types of services: internal audit services, valuation and actuarial services, services related to litigation, and services related to recruitment and remuneration. The following fees were payable by HSBC’s associated pension schemes to KPMG:

	2009	2008	2007
	US$000	US$000	US$000

Audit fees	670	720	612
Tax services	–	73	14
All other services	260	–	36

Total fees payable	930	793	662

No fees were payable by HSBC’s associated pension schemes to KPMG for the following types of services: other services pursuant to legislation, services relating to information technology, internal audit services, valuation and actuarial services, services related to litigation, services related to recruitment and remuneration, and services related to corporate finance transactions.
In addition to the above, KPMG estimate they have been paid fees of US$8.1 million (2008: US$4.8 million; 2007: US$3.4 million) by parties other than HSBC but where HSBC is connected with the contracting party and therefore may be involved in appointing KPMG. These fees arise from services such as auditing mutual funds managed by HSBC and reviewing the financial position of corporate concerns which borrow from HSBC.
Fees payable to KPMG for non-audit services for HSBC Holdings are not disclosed separately because such fees are disclosed on a consolidated basis for HSBC Group.
10  Share-based payments

During 2009, US$683 million was charged to the income statement in respect of share-based payment transactions settled in equity (2008: US$819 million; 2007: US$870 million). This expense, which was computed from the fair values of the share-based payment transactions when contracted, arose under employee share awards made in accordance with HSBC’s reward structures.
In April 2009, HSBC Holdings completed a rights issue, details of which are provided in Note 41. The terms of the share plans have been adjusted based on the theoretical ex-rights price, which was considered to be the most appropriate methodology to reflect the rights issue. These adjustments are set out in the tables below.
Calculation of fair values
Fair values of share options/awards, measured at the date of grant of the option/award, are calculated using a Black-Scholes model. When modelling options/awards with vesting dependent on HSBC’s Total Shareholder Return (‘TSR’) over a period, the TSR performance targets are incorporated into the model using Monte Carlo simulation. The expected life of options depends on the behaviour of option holders, which is incorporated into the option model on the basis of historic observable data. The fair values calculated are inherently subjective and uncertain due to the assumptions made and the limitations of the model used.
The significant weighted average assumptions used to estimate the fair value of the options granted were as follows:

	1-year savings-	3-year savings-	5-year savings-
	related share	related share	related share
	option plan	option plans	option plans
2009
Risk-free interest rate[1] (%)	0.7	2.1	2.4
Expected life[2] (years)	1	3	5
Expected volatility[3] (%)	50	35	30
Share price at grant date (£)	4.65	4.65	4.65

2008
Risk-free interest rate[1] (%)	4.5	4.5	4.5
Expected life[2] (years)	1	3	5
Expected volatility[3] (%)	25	25	25
Share price at grant date (£)	8.80	8.80	8.80

2007
Risk-free interest rate[1] (%)	5.6	5.5	5.4
Expected life[2] (years)	1	3	5
Expected volatility[3] (%)	17	17	17
Share price at grant date (£)	9.24	9.24	9.24

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 10

1	The risk-free rate was determined from the UK gilts yield curve for the UK Savings-Related Share Option Plans. A similar yield curve was used for the International Savings-Related Share Option Plans.

2	Expected life is not a single input parameter but a function of various behavioural assumptions.

3	Expected volatility is estimated by considering both historic average share price volatility and implied volatility derived from traded options over HSBC shares of similar maturity to those of the employee options.
The expected US dollar denominated dividend yield was determined to be 4.5 per cent per annum in line with consensus analyst forecasts. Prior to 2009, HSBC adopted a dividend growth model and incorporated expected dividends into the valuation model for share options and awards. In 2008, the expected dividend growth was determined to be 7 per cent for the first year and 8 per cent thereafter.
The HSBC Share Plan
The HSBC Share Plan was approved at the 2005 Annual General Meeting and amendments were approved at the 2008 Annual General Meeting. Under this plan, Performance Share awards, Restricted Share awards and share option awards may be made. The aim of the HSBC Share Plan is to align the interests of executives with the creation of shareholder value and recognise individual performance and potential. Awards are also made under this plan for recruitment and retention purposes.
Performance Share awards
Awards of Performance Shares are made to executive Directors and other senior executives after taking into account individual performance in the previous year. For awards made prior to 2008, each award is divided into two equal parts for testing attainment against pre-determined benchmarks. One half of the award is subject to a TSR measure, based on HSBC’s ranking against a comparator group of 28 major banks; the other half is subject to an earnings per share target. For each element of the award, shares are released to the employee on a sliding scale from 30 to 100 per cent of the award, depending on the scale of achievement against the benchmarks, providing that the minimum criteria for each performance measure have been met.
For awards made during 2008 and prospectively, each award is divided into three parts for testing attainment against pre-determined benchmarks. 40 per cent of the award is subject to a TSR measure, based on a free-float market capitalisation ranking method; 40 per cent is subject to an economic profit measure, calculated as the average annual difference between return on invested capital and HSBC’s benchmark cost of capital; and 20 per cent is subject to an earnings per share target. For the TSR and EPS elements of the awards, shares are released to the employee on a sliding scale from 20 to 100 per cent of the award, depending on the scale of achievement against the benchmarks. For the economic profit element of the awards, shares are released to the employee on a sliding scale from zero to 100 per cent, depending on the scale of achievement against the benchmark. In all cases, shares are only released when the minimum criteria for each performance measure has been met. The performance conditions are measured over a three year performance period and awards forfeited to the extent they have not been met.
In addition to the performance conditions mentioned above, before an award can vest, the Remuneration Committee needs to be satisfied that the Group has shown a sustained improvement in the period since the award was made. In determining whether HSBC Holdings has achieved such sustained improvement the Remuneration Committee will take account of all relevant factors, in particular, comparisons against the TSR comparator group in areas such as revenue growth and mix, cost efficiency, credit performance as measured by risk-adjusted revenues, cash return on cash invested, dividend performance and TSR.

	2009	2008
	Number	Number
	(000s)	(000s)

Outstanding at 1 January	11,619	12,318
Additions during the year[1]	333	5,664
Adjustment for rights issue	1,712	–
Released in the year	(1,076)	(2,246)
Forfeited in the year	(5,228)	(4,117)

Outstanding at 31 December	7,360	11,619

1	Additions in 2009 comprised reinvested dividend equivalents
No Performance Shares were awarded by HSBC in 2009. The weighted average fair value of Performance Shares awarded in 2008 was US$13.61.

Restricted Share awards
Awards of Restricted Shares are made to employees on the basis of their performance, potential and retention requirements, to aid recruitment or as a part-deferral of annual bonuses. Shares are awarded without corporate performance conditions and generally vest between one and three years from the date of award, providing the employees have remained continually employed by HSBC for this period.

	2009	2008
	Number	Number
	(000s)	(000s)

Outstanding at 1 January	122,206	79,256
Additions during the year	108,439	72,120
Adjustment for rights issue	26,119	–
Released in the year	(49,718)	(17,092)
Forfeited in the year	(22,728)	(12,078)

Outstanding at 31 December	184,318	122,206

The weighted average fair value of Restricted Share awards in 2009 was US$6.31 (2008: US$14.64).
Share options
A small number of discretionary share options were granted in 2005 under the HSBC Share Plan rules, after the expiry of the Group Share Option Plan rules. The options granted in 2005 were awarded exclusively to individuals employed by HSBC France.
Nil-cost share options were granted to senior executives on the basis of their performance in the previous year. The share options were subject to the achievement of the same corporate performance conditions as the 2005 Performance Share awards, which consisted of an absolute earnings per share measure and a TSR measure based on HSBC Holdings’ ranking against a comparator group of 28 major banks. The options vested after three years in the same proportion as the 2005 Performance Shares but were only exercisable up to the fourth anniversary of the date of grant. These options have now lapsed and there are currently no options with outstanding performance conditions.
Additionally, share options were awarded to a number of employees under the HSBC Share Plan rules. These options may vest after three years and are exercisable up to the tenth anniversary of the date of the grant, after which they will lapse.

	2009		2008
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(000s)		£(000s)	£

Outstanding at 1 January	300	8.89	524	8.85
Adjustment for rights issue	44	7.75	–	–
Forfeited and expired in the year	(258)	7.66	(224)	8.79

Outstanding and exercisable at 31 December	86	7.99	300	8.89

No share options were granted in 2009 and 2008. The weighted average remaining contractual life of options outstanding at the balance sheet date was 5.8 years (2008: 2.1 years). The exercise price of options outstanding at the balance sheet date was £7.99 (2008: £8.79 – £9.17).
Savings-related share option plans
Savings-related share option plans invite eligible employees to enter into savings contracts to save up to £250 per month (or its equivalent in US dollars, Hong Kong dollars or euros), with the option to use the savings to acquire shares. The aim of the plans is to align the interests of all employees with the creation of shareholder value. The options are exercisable within three months following the first anniversary of the commencement of a one-year savings contract or within six months following either the third or the fifth anniversaries of the commencement of three-year or five-year savings contracts, respectively. The exercise price is set at a 20 per cent (2008: 20 per cent) discount to the market value immediately preceding the date of invitation (except for the one-year options granted under the US sub-plan where a 15 per cent discount is applied).

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 10

	2009		2008
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(000s)		£(000s)	£

Outstanding at 1 January	74,401	6.97	89,739	6.83
Granted in the year	152,796	3.32	32,951	6.82
Adjustment for rights issue	7,970	6.08	–	–
Exercised in the year	(5,011)	5.72	(30,126)	6.10
Forfeited, cancelled and expired in the year	(57,630)	5.96	(18,163)	7.04

Outstanding at 31 December	172,526	3.69	74,401	6.97

The weighted average fair value of options granted during the year was US$2.03 (2008: US$3.89). The weighted average share price at the date the share options were exercised was US$10.23 (2008: US$15.48). The exercise price range and weighted average remaining contractual life for options outstanding at the balance sheet date were as follows:

	2009	2008

Exercise price range (£)	3.31 – 6.69	5.35 – 7.67
Weighted average remaining contractual life (years)	3.47	1.87
Of which exercisable:
Number (000s)	5,145	1,751
Weighted average exercise price (£)	6.26	6.03
HSBC Holdings Restricted Share Plan 2000
Performance Share awards made under the HSBC Holdings Restricted Share Plan 2000 (the ‘Restricted Share Plan’)
Awards of Performance Shares were made under the Restricted Share Plan to senior executives from 2000 to 2004. The aim of the plan was to align the interests of executives with the creation of shareholder value. This was achieved by setting certain TSR targets against a peer group of major banks which would normally have to be attained in order for the awards to vest. In addition to these performance conditions, none of the outstanding awards will vest unless the Remuneration Committee is satisfied that, during the performance period, HSBC has achieved sustained growth. Following adoption of the HSBC Share Plan in 2005, no further awards have been made under this Plan other than from reinvested dividend equivalents.

	2009	2008
	Number	Number
	(000s)	(000s)

Outstanding at 1 January	–	4,811
Additions during the year[1]	–	159
Released in the year	–	(11)
Forfeited in the year	–	(4,959)

Outstanding at 31 December	–	–

1	Additions during the year comprised reinvested dividend equivalents.
Restricted Share awards made under the Restricted Share Plan
Awards of Restricted Shares were made under the Restricted Share Plan were granted to eligible employees from 2000 to 2005, after taking into account the employees’ performance in the previous year, their potential and retention requirements. Restricted shares were also awarded as part-deferral of annual bonuses or for recruitment purposes. Shares were awarded without corporate performance conditions and in most cases fully vest within three years from the date of award, providing the employees have remained continuously employed by HSBC for the period.

	2009	2008
	Number	Number
	(000s)	(000s)

Outstanding at 1 January	2,717	19,299
Additions during the year[1]	30	934
Adjustment for rights issue	376	–
Released in the year	(2,916)	(16,405)
Forfeited in the year	(34)	(1,111)

Outstanding at 31 December	173	2,717

1	Additions during the year principally comprised reinvested dividend equivalents.
The weighted average remaining vesting period as at 31 December 2009 was 0.3 years (2008: 0.5 years).
HSBC Holdings Group Share Option Plan
The HSBC Holdings Group Share Option Plan was a long-term incentive plan under which certain HSBC employees between 2000 and 2005 were awarded share options. The aim of the plan was to align the interests of those higher performing employees with the creation of shareholder value. In most jurisdictions, this was achieved by setting certain TSR targets which would normally have to be attained in order for the awards to vest. Options were granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions. Options granted after May 2005 are made under the HSBC Share Plan.

	2009		2008
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(000s)		£(000s)	£

Outstanding at 1 January	142,593	8.16	152,216	8.15
Adjustment for rights issue	21,333	7.12	–	–
Exercised in the year	(1,548)	6.28	(3,734)	7.38
Forfeited and expired in the year	(4,659)	7.15	(5,889)	8.28

Outstanding at 31 December	157,719	7.12	142,593	8.16

The weighted average share price at the date the share options were exercised was US$9.14 (2008: US$14.65). The number of options, weighted average exercise price, and weighted average remaining contractual life of options outstanding at the balance sheet date, analysed by exercise price range, were as follows:

	2009		2008

Exercise price range (£)	6.00-7.00	7.01-8.50	6.00-8.00	8.01-10.00

Number (000s)	28,406	129,313	25,947	116,646
Weighted average exercise price (£)	6.03	7.36	6.91	8.44
Weighted average remaining contractual life (years)	3.33	3.34	4.33	4.34
Of which exercisable:
Number (000s)	28,406	129,313	25,947	116,646
Weighted average exercise price (£)	6.03	7.36	6.91	8.44
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

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 10 and 11

	2009		2008
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(000s)		£(000s)	£

Outstanding at 1 January	13,964	6.92	18,239	6.85
Adjustment for rights issue	2,046	6.04	–	–
Exercised in the year	(920)	6.39	(4,051)	6.58
Expired in the year	(8,383)	5.61	(224)	7.70

Outstanding at 31 December	6,707	6.50	13,964	6.92

The weighted average share price at the date the share options were exercised was US$9.14 (2008: US$14.65).
The number of options, weighted average exercise price and weighted average remaining contractual life of options outstanding at the balance sheet date, analysed by exercise price range, were as follows:

	2009	2008

Exercise price range (£)	5.50 – 7.00	6.01 – 7.87

Number (000s)	6,707	13,964
Weighted average exercise price (£)	6.50	6.92
Weighted average remaining contractual life (years)	0.26	0.75
Of which exercisable:
Number (000s)	6,707	13,964
Weighted average exercise price (£)	6.50	6.92
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
HSBC France granted 909,000 options in 2000 after the public announcement of the acquisition and these options did not vest as a result of the change in control. The options were subject to continued employment and vested on 1 January 2002. The HSBC France shares obtained on exercise of the options are exchangeable for HSBC Holdings ordinary shares of US$0.50. As a consequence of the rights issue, the ratio of HSBC Holdings ordinary shares exchangeable for each HSBC France share was adjusted from 13 to 14.92. Options were granted at market value and are exercisable within 10 years of the date of grant.

	2009		2008
		Exercise		Exercise
	Number	price	Number	price
	(000s)		€(000s)	€

Outstanding and exercisable at 1 January and 31 December.	604	142.5	604	142.5

No share options were exercised in 2009 and 2008. The remaining contractual life for options outstanding at the balance sheet date was 0.3 years (2008: 1.3 years).
At the date of its acquisition in 2000, certain of HSBC France’s subsidiary companies also operated employee share option plans under which options could be granted over their respective shares. On exercise of certain of these options, the subsidiary shares are exchanged for HSBC ordinary shares. The total number of HSBC ordinary shares exchanged under such arrangements in 2009 was 70,257 (2008: 12,810).
HSBC Finance
Upon acquisition, HSBC Finance share options previously granted were converted to share options over HSBC ordinary shares of US$0.50 each at a rate of 2.675 HSBC share options (the same ratio as the Exchange Offer for HSBC Finance) for each HSBC Finance share option. Options granted under HSBC Finance’s own share option schemes prior to the announcement of the acquisition by HSBC in November 2002 vested as options over HSBC shares upon acquisition by HSBC. Options granted after the announcement of the acquisition but prior to its completion on 28 March 2003 generally vest equally over four years and expire ten years from the date of grant.

	2009		2008
		Exercise		Exercise
	Number	price	Number	price
	(000s)	US$	(000s)	US$

Outstanding at 1 January	2,402	10.66	2,455	10.66
Adjustment for rights issue	354	9.29	–	–
Exercised in the year	(20)	9.29	(12)	10.66
Expired in the year	–	9.29	(41)	10.66

Outstanding and exercisable at 31 December	2,736	9.29	2,402	10.66

The weighted average share price at the date the share options were exercised was US$9.14 (2008: US$14.65). The remaining contractual life for options outstanding at the balance sheet date was 2.9 years (2008: 3.9 years).
11  Tax expense

	2009	2008	2007
	US$m	US$m	US$m
Current tax
UK Corporation tax	206	1,671	1,326

– on current year profit	280	1,738	1,372
– adjustments in respect of prior years	(74)	(67)	(46)

Overseas tax	1,847	1,703	3,879

– on current year profit	1,826	1,732	3,976
– adjustments in respect of prior years	21	(29)	(97)

	2,053	3,374	5,205

Deferred tax
Origination and reversal of temporary differences	(1,672)	(504)	(1,247)
Effect of changes in tax rates	(10)	(89)	(35)
Adjustments in respect of prior years	14	28	(166)

	(1,668)	(565)	(1,448)

Tax expense	385	2,809	3,757

The UK corporation tax rate applying to HSBC Holdings and its subsidiaries was 28 per cent (2008: 30 per cent to 31 March 2008 and 28 per cent thereafter; 2007: 30 per cent). Overseas tax included Hong Kong profits tax of US$783 million (2008: US$846 million; 2007: US$1,137 million). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5 per cent (2008: 16.5 per cent; 2007: 17.5 per cent). Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 11
The following table reconciles the tax expense which would apply if all profits had been taxed at the UK corporation tax rate:

	2009		2008		2007
	US$m	%	US$m	%	US$m	%

Analysis of tax expense
Taxation at UK corporation tax rate of 28% (2008: 28.5%; 2007: 30%)[1]	1,982	28.0	2,652	28.5	7,264	30.0
Goodwill impairment	–	–	3,010	32.3	–	–
Non-deductible loss on foreign exchange swaps on rights issue proceeds[2]	96	1.4	–	–	–	–
Effect of taxing overseas profits in principal locations at different rates	(1,345)	(19.0)	(1,339)	(14.4)	(1,460)	(6.0)
Gains not subject to tax	(238)	(3.4)	(1,016)	(10.9)	(296)	(1.2)
Adjustments in respect of prior period liabilities	(39)	(0.6)	(67)	(0.7)	(309)	(1.3)
Low income housing tax credits[3]	(98)	(1.4)	(103)	(1.1)	(107)	(0.4)
Effect of profit in associates and joint ventures	(499)	(7.1)	(473)	(5.1)	(450)	(1.9)
Release of deferred tax consequent on restructuring of Group interests	–	–	–	–	(359)	(1.5)
Impact of gains arising from dilution of interests in associates[5]	–	–	–	–	(253)	(1.0)
Deferred tax temporary differences not provided[4]	360	5.1	157	1.7	(432)	(1.8)
Non taxable income	(365)	(5.2)	(519)	(5.6)	(404)	(1.7)
Permanent disallowables	223	3.2	217	2.3	202	0.8
Additional provision for tax on overseas dividends	341	4.8	294	3.2	335	1.4
Other items	(33)	(0.4)	(4)	–	26	0.1

Overall tax expense[1]	385	5.4	2,809	30.2	3,757	15.5

1	The change in the UK corporation tax rate from 30 per cent to 28 per cent with effect from 1 April 2008 gave rise to a blended tax rate for 2008 of 28.5 per cent.

2	In August 2009, the UK Government enacted legislation that gains or losses on transactions designated to hedge foreign exchange exposures connected to rights issues should be disregarded for tax purposes.

3	Low income housing tax credits arise in the US and are designed to encourage the provision of rental housing for low income households.

4	2008 includes the effect of previously unrecognised temporary differences principally related to the recognition of trading losses (2007: capital losses).

5	The gains arising from the dilution of HSBC’s interests in associates were not subject to tax and, as such, there is a reconciling item which reduces the effective tax rate for 2007 (see Note 4).
In addition to the amount charged to the income statement, the aggregate amount of the current and deferred tax relating to items that are taken to other comprehensive income and directly to equity amounted to US$227 million reduction in other comprehensive income and equity (2008: US$1,879 million increase in other comprehensive income and equity; 2007: US$226 million reduction in other comprehensive income and equity).
Deferred taxation
HSBC

	2009	2008
	US$m	US$m

At 1 January	5,156	3,425
Income statement credit	1,668	565
Equity:
– available-for-sale investments	(587)	582
cash flow hedges	(517)	90
– actuarial losses	978	434
– share-based payments	9	–
Foreign exchange and other adjustments.	76	60

At 31 December	6,783	5,156

The amount of deferred taxation accounted for in the consolidated balance sheet comprised the following deferred tax assets and liabilities:

	2009	2008
	US$m	US$m

Deferred tax assets
Retirement benefits	1,772	927
Loan impairment allowances	6,363	5,891
Unused tax losses	164	282
Accelerated capital allowances	215	99
Available-for-sale investments	68	518
Cash flow hedges	229	1,145
Share-based payments	196	245
Other short-term temporary differences	1,778	457

	10,785	9,564

Deferred tax liabilities
Assets leased to customers	1,121	916
Revaluation of property	399	374
Accelerated capital allowances	129	167
Other short-term temporary differences	564	419
Provision for tax on profit remitted from overseas	–	78
Available-for-sale investments	340	121
Cash flow hedges	91	280
Fee income	1,080	930
Other temporary differences	278	1,123

	4,002	4,408

Net deferred tax assets before offsetting balances within countries	6,783	5,156

HSBC presents deferred tax balances in the consolidated balance sheet after offsetting asset and liability balances where HSBC has the legal right to set off, and intends to settle on a net basis, as follows:

	2009	2008
	US$m	US$m

Deferred tax assets	8,620	7,011
Deferred tax liabilities	(1,837)	(1,855)

	6,783	5,156

The deferred tax assets are recognised in respect of the following countries:

	2009	2008
	US$m	US$m

US	5,110	5,073
Brazil	1,289	850
Mexico	620	456
UK	395	–
Other	1,206	632

	8,620	7,011

The amount of temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognised in the balance sheet is US$2,068 million (2008: US$1,651 million). Of this amount, US$502 million (2008: US$1,003 million) has no expiry date and US$972 million (2008: US$648 million) is scheduled to expire within 10 years (2008: 10 years). The amounts for 2008 have been restated as a result of temporary differences, unused tax losses and unused tax credits not previously reported, resulting in an increase in the unrecognised deferred tax asset of US$773 million.
Deferred tax of US$94 million (2008: nil) has been provided in respect of distributable reserves of associates that, on distribution, would attract withholding tax.
Deferred tax is not recognised in respect of the Group’s investments in subsidiaries and branches where remittance is not contemplated, and for those associates and interests in joint ventures where it has been determined that no additional tax will arise. The aggregate amount of temporary differences associated with investments where no deferred tax liability is recognised is nil (2008: US$38,443 million; 2007: US$29,947 million). Following the change in the UK tax treatment of dividends on 1 July 2009, no UK tax is expected to arise on distributions from group entities and no temporary difference exists except where withholding tax or other foreign tax could arise on the

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 11, 12 and 13
investments. No amount is disclosed for the unrecognised deferred tax or the 2009 temporary differences associated with such investments, as it is impracticable to determine the amount of income taxes that would be payable when any temporary differences reverse.
Of the total net deferred tax assets of US$8.6 billion at 31 December 2009 (2008: US$7.0 billion), US$5.1 billion (2008: US$5.1 billion) arose in respect of HSBC’s US operations where there has been a recent history of losses. Management’s analysis of the recognition of these deferred tax assets significantly discounts any future expected profits from the US operations and relies to a greater extent on capital support to the US operations from HSBC, including tax planning strategies implemented in relation to such support. US legislation enacted on 6 November 2009 allowed for an extended carryback period for certain federal tax net operating losses. This had the effect of reducing the net deferred tax assets related to such losses at 31 December 2009 by approximately US$1.6 billion. Management’s updated analysis is consistent with the assumption that it is probable that there will be sufficient taxable income to support the resulting deferred tax assets that have been recognised in respect of the US operations as at 31 December 2009.
The deferred tax asset relating to HSBC’s Brazil operation is US$1.3 billion (2008: US$0.9 billion). On the evidence available, including management projections of income and the state of the Brazilian economy, there will be sufficient taxable income generated by the business to support this asset.
HSBC Holdings

	Deferred tax asset/(liability)
	2009	2008
	US$m	US$m

Temporary differences:
– short-term timing differences	1	1
– fair valued assets and liabilities	(23)	30
– share-based payments	8	11

	(14)	42

12   Dividends

Dividends to shareholders of the parent company were as follows:

	2009			2008			2007
	Per		Settled	Per		Settled	Per		Settled
	share	Total	in scrip	share	Total	in scrip	share	Total	in scrip
	US$	US$m	US$m	US$	US$m	US$m	US$	US$m	US$m

Dividends declared on ordinary shares
In respect of previous year:
– fourth interim dividend	0.10	1,210	624	0.39	4,620	2,233	0.36	4,161	2,116
In respect of current year:
– first interim dividend	0.08	1,384	190	0.18	2,158	256	0.17	1,986	712
– second interim dividend	0.08	1,385	696	0.18	2,166	727	0.17	1,997	912
– third interim dividend	0.08	1,391	160	0.18	2,175	380	0.17	2,007	614

	0.34	5,370	1,670	0.93	11,119	3,596	0.87	10,151	4,354

Quarterly dividends on preference shares classified as equity
March dividend	15.50	22		15.50	22		15.50	22
June dividend	15.50	23		15.50	23		15.50	23
September dividend	15.50	22		15.50	22		15.50	22
December dividend	15.50	23		15.50	23		15.50	23

	62.00	90		62.00	90		62.00	90

Quarterly coupons on capital securities classified as equity[1]
January coupon	0.508	44		–	–		–	–
April coupon	0.508	45		–	–		–	–
July coupon	0.508	45		0.541	47		–	–
October coupon	0.508	45		0.508	45		–	–

	2.032	179		1.049	92		–	–

1	During April 2008, HSBC Holdings issued US$2,200 million of Perpetual Subordinated Capital Securities, which are classified as equity under IFRSs.

The Directors declared after the end of the year a fourth interim dividend in respect of the financial year ended 31 December 2009 of US$0.10 per ordinary share, a distribution of approximately US$1,741 million. The fourth interim dividend will be payable on 5 May 2010 to holders of record on 18 March 2010 on the Hong Kong Overseas Branch Register and 19 March 2010 on the Principal Register in the UK or the Bermuda Overseas Branch Register. No liability is recorded in the financial statements in respect of the fourth interim dividend for 2009.
On 15 January 2010, HSBC paid a further coupon on the capital securities of US$0.508 per security, a distribution of US$44 million. No liability is recorded in the balance sheet at 31 December 2009 in respect of this coupon payment.
13  Earnings per share

Basic earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.
In April 2009, HSBC Holdings completed a rights issue, details of which are provided in Note 41. The effect of the bonus element included within the rights issue has been included within the calculation of basic and diluted earnings per share. The effect of the rights issue was to increase the weighted average number of ordinary shares for 2008 and 2007 by 1,743 million and 1,703 million respectively, and dilutive potential ordinary shares by 15 million and 17 million, respectively.
Profit attributable to the ordinary shareholders of the parent company

	2009	2008	2007
	US$m	US$m	US$m

Profit attributable to shareholders of the parent company	5,834	5,728	19,133
Dividend payable on preference shares classified as equity	(90)	(90)	(90)
Coupon payable on capital securities classified as equity	(179)	(92)	–

Profit attributable to the ordinary shareholders of the parent company	5,565	5,546	19,043

Basic and diluted earnings per share

	2009			2008			2007
		Number	Per		Number	Per		Number	Per
	Profit	of shares	share	Profit	of shares	share	Profit	of shares	share
	US$m	(millions)	US$	US$m	(millions)	US$	US$m	(millions)	US$

Basic	5,565	16,277	0.34	5,546	13,555	0.41	19,043	13,248	1.44
Effect of dilutive potential ordinary shares		143			118			133

Diluted	5,565	16,420	0.34	5,546	13,673	0.41	19,043	13,381	1.42

The effect of dilutive potential ordinary shares on the weighted average number of ordinary shares outstanding was as follows:

	Number of shares (millions)
	2009	2008	2007

Weighted average number of ordinary shares outstanding	16,277	13,555	13,248
Weighted average number of dilutive potential ordinary shares	143	118	133

– Savings-related Share Option Plan	26	13	23
– Executive Share Option Scheme	–	3	6
– Group Share Option Plan	–	5	18
– Restricted and performance share awards	117	95	77
– HSBC France share options	–	1	6
– HSBC Finance share options	–	1	3

Weighted average number of ordinary shares outstanding assuming dilution.	16,420	13,673	13,381

The weighted average number of dilutive potential ordinary shares excludes 214 million employee share options that were anti-dilutive (2008: 166 million; 2007: 22 million).

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 14
14   Segmental analysis

HSBC’s operating segments are organised into six geographical regions, Europe, Hong Kong, Rest of Asia-Pacific, Middle East, North America and Latin America. Due to the nature of the Group, HSBC’s chief operating decision-maker regularly reviews operating activity on a number of bases, including by geographical region, customer group and global business, and retail businesses by geographical region. The segmental analysis is presented on a geographical basis because, although information is reviewed on a number of bases, capital resources are allocated and performance is assessed primarily by geographical region. Also, the economic conditions of each geographical region are highly influential in determining the performance of the different businesses carried out in each region. As a result, provision of segmental information on a geographical basis provides the most meaningful basis from which to assess performance. HSBC’s chief operating decision-maker is the Group Management Board which operates as a general management committee under the direct authority of the Board.
Geographical information is classified by the location of the principal operations of the subsidiary or, for The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the branch responsible for reporting the results or advancing the funds.
Information provided to HSBC’s chief operating decision-maker to make decisions about allocating resources to, and assessing the performance of, operating segments is measured in accordance with IFRSs. The financial information shown below includes the effects of intra-HSBC transactions between operating segments which are conducted on an arm’s length basis and eliminated in a separate column. Shared costs are included in operating segments on the basis of the actual recharges made.
The Middle East is presented as a separate operating segment with effect from 1 January 2009. Previously, it was included within the Rest of Asia-Pacific segment. The change was made to align the segmental analysis with the information reviewed by the chief operating decision-maker and comparative figures have been restated accordingly.
Products and services
HSBC provides a comprehensive range of banking and related financial services to its customers in its six geographical regions. The products and services offered to customers are organised by customer group and global business.
•	Personal Financial Services offers a broad range of products and services to meet the personal banking, consumer finance and wealth management needs of individual customers. Personal banking products typically include current and savings accounts, mortgages and personal loans, credit cards, insurance, wealth management and local and international payment services.

•	Commercial Banking product offerings include the provision of financing services, payments and cash management, international trade finance, treasury and capital markets, commercial cards, insurance, wealth management and investment banking services.

•	Global Banking and Markets provides tailored financial solutions to major government, corporate and institutional clients worldwide. The client-focused business lines deliver a full range of banking capabilities including investment banking and financing solutions; a markets business that provides services in credit, rates, foreign exchange, money markets and securities services; global asset management services and principal investment activities.

•	Private Banking provides a range of services to meet the banking, investment and wealth advisory needs of high net worth individuals.
Financial information
In the following segmental analysis, the benefit of shareholders’ funds impacts the analysis only to the extent that these funds are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures.

Profit/(loss) for the year

	Year ended 31 December 2009
			Rest of				Intra-
		Hong	Asia-	Middle	North	Latin	HSBC
	Europe	Kong	Pacific [1]	East [1]	America	America	Items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	20,283	5,327	5,877	2,260	19,526	10,091	(1,268)	62,096
Interest expense	(8,015)	(1,132)	(2,338)	(775)	(5,856)	(4,518)	1,268	(21,366)

Net interest income	12,268	4,195	3,539	1,485	13,670	5,573	–	40,730

Fee income	8,576	3,099	1,972	682	5,496	2,230	(652)	21,403
Fee expense	(2,309)	(430)	(415)	(57)	(679)	(501)	652	(3,739)

Net fee income	6,267	2,669	1,557	625	4,817	1,729	–	17,664

Trading income excluding net interest income	2,861	1,068	1,264	369	35	639	–	6,236
Net interest income on trading activities	2,598	157	342	25	296	209	–	3,627

Net trading income	5,459	1,225	1,606	394	331	848	–	9,863

Changes in fair value of long- term debt issued and related derivatives	(2,746)	(3)	(1)	–	(3,497)	–	–	(6,247)
Net income from other financial instruments designated at fair value	1,321	788	111	–	1	495	–	2,716

Net income from financial instruments designated at fair value	(1,425)	785	110	–	(3,496)	495	–	(3,531)
Gains less losses from financial investments	50	9	(19)	16	296	168	–	520
Dividend income	29	28	2	3	53	11	–	126
Net earned insurance premiums	4,223	3,674	365	–	309	1,900	–	10,471
Other operating income	2,262	1,274	1,238	71	566	133	(2,756)	2,788

Total operating income	29,133	13,859	8,398	2,594	16,546	10,857	(2,756)	78,631

Net insurance claims incurred and movement in liabilities to policyholders	(5,589)	(4,392)	(395)	–	(241)	(1,833)	–	(12,450)

Net operating income before loan impairment charges and other credit risk provisions	23,544	9,467	8,003	2,594	16,305	9,024	(2,756)	66,181
Loan impairment charges and other credit risk provisions	(5,568)	(500)	(896)	(1,334)	(15,664)	(2,526)	–	(26,488)

Net operating income	17,976	8,967	7,107	1,260	641	6,498	(2,756)	39,693

Employee compensation and benefits	(7,174)	(2,102)	(2,363)	(545)	(4,085)	(2,199)	–	(18,468)
General and administrative expenses	(5,775)	(1,502)	(1,872)	(419)	(3,794)	(2,786)	2,756	(13,392)
Depreciation and impairment of property, plant and equipment	(762)	(224)	(172)	(31)	(329)	(207)	–	(1,725)
Amortisation and impairment of intangible assets	(277)	(118)	(43)	(6)	(183)	(183)	–	(810)

Total operating expenses	(13,988)	(3,946)	(4,450)	(1,001)	(8,391)	(5,375)	2,756	(34,395)

Operating profit/(loss)	3,988	5,021	2,657	259	(7,750)	1,123	–	5,298

Share of profit in associates and joint ventures	21	8	1,543	196	12	1	–	1,781

Profit/(loss) before tax	4,009	5,029	4,200	455	(7,738)	1,124	–	7,079

Tax income/(expense)	(776)	(869)	(753)	(94)	2,285	(178)	–	(385)

Profit/(loss) for the year	3,233	4,160	3,447	361	(5,453)	946	–	6,694

For footnote, see page 417.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 14

Profit/(loss) for the year (continued)

	Year ended 31 December 2008
			Rest of				Intra-
		Hong	Asia-	Middle	North	Latin	HSBC
	Europe	Kong	Pacific [1]	East [1]	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	35,117	9,530	9,066	2,451	25,897	11,632	(2,392)	91,301
Interest expense	(25,421)	(3,832)	(5,129)	(895)	(10,679)	(5,174)	2,392	(48,738)

Net interest income	9,696	5,698	3,937	1,556	15,218	6,458	–	42,563

Fee income	10,225	3,062	2,414	740	6,292	2,716	(685)	24,764
Fee expense	(2,733)	(482)	(547)	(49)	(1,065)	(549)	685	(4,740)

Net fee income	7,492	2,580	1,867	691	5,227	2,167	–	20,024

Trading income/(expense) excluding net interest income	1,691	856	1,443	380	(3,879)	356	–	847
Net interest income on trading activities	3,666	337	599	22	744	345	–	5,713

Net trading income/(expense)	5,357	1,193	2,042	402	(3,135)	701	–	6,560

Changes in fair value of long- term debt issued and related derivatives	2,939	3	1	–	3,736	–	–	6,679
Net income/(expense) from other financial instruments designated at fair value	(1,826)	(1,194)	(172)	–	1	364	–	(2,827)

Net income/(expense) from financial instruments designated at fair value	1,113	(1,191)	(171)	–	3,737	364	–	3,852
Gains less losses from financial investments	418	(309)	24	8	(120)	176	–	197
Dividend income	130	41	2	2	77	20	–	272
Net earned insurance premiums	5,299	3,247	197	–	390	1,717	–	10,850
Gains on disposal of French regional banks	2,445	–	–	–	–	–	–	2,445
Other operating income	2,096	817	1,055	9	23	300	(2,492)	1,808

Total operating income	34,046	12,076	8,953	2,668	21,417	11,903	(2,492)	88,571

Net insurance claims incurred and movement in liabilities to policyholders	(3,367)	(1,922)	28	–	(238)	(1,390)	–	(6,889)

Net operating income before loan impairment charges and other credit risk provisions	30,679	10,154	8,981	2,668	21,179	10,513	(2,492)	81,682

Loan impairment charges and other credit risk provisions	(3,754)	(765)	(852)	(279)	(16,795)	(2,492)	–	(24,937)

Net operating income	26,925	9,389	8,129	2,389	4,384	8,021	(2,492)	56,745

Employee compensation and benefits	(8,551)	(2,069)	(2,475)	(544)	(4,609)	(2,544)	–	(20,792)

General and administrative expenses	(6,428)	(1,562)	(2,037)	(384)	(4,282)	(3,059)	2,492	(15,260)

Depreciation and impairment of property, plant and equipment	(865)	(209)	(163)	(25)	(265)	(223)	–	(1,750)

Amortisation and impairment of intangible assets	(228)	(103)	(29)	(6)	(203)	(164)	–	(733)

Goodwill impairment	–	–	–	–	(10,564)	–	–	(10,564)

Total operating expenses	(16,072)	(3,943)	(4,704)	(959)	(19,923)	(5,990)	2,492	(49,099)

Operating profit/(loss)	10,853	5,446	3,425	1,430	(15,539)	2,031	–	7,646

Share of profit in associates and joint ventures	16	15	1,297	316	11	6	–	1,661

Profit/(loss) before tax	10,869	5,461	4,722	1,746	(15,528)	2,037	–	9,307

Tax income/(expense)	(2,199)	(899)	(928)	(245)	1,715	(253)	–	(2,809)

Profit/(loss) for the year	8,670	4,562	3,794	1,501	(13,813)	1,784	–	6,498

For footnote, see page 417.

	Year ended 31 December 2007
			Rest of				Intra-
		Hong	Asia-	Middle	North	Latin	HSBC
	Europe	Kong	Pacific [1]	East [1]	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	33,144	12,580	8,002	2,156	30,183	9,471	(3,177)	92,359
Interest expense	(25,398)	(7,097)	(4,953)	(1,062)	(15,336)	(3,895)	3,177	(54,564)

Net interest income	7,746	5,483	3,049	1,094	14,847	5,576	–	37,795

Fee income	10,973	3,860	2,201	508	6,733	2,647	(585)	26,337
Fee expense	(2,542)	(498)	(426)	(37)	(923)	(494)	585	(4,335)

Net fee income	8,431	3,362	1,775	471	5,810	2,153	–	22,002

Trading income/(expense) excluding net interest income	3,003	1,270	946	256	(1,289)	272	–	4,458
Net interest income/(expense) on trading activities	3,940	(28)	400	41	747	276	–	5,376

Net trading income/(expense)	6,943	1,242	1,346	297	(542)	548	–	9,834

Changes in fair value of long- term debt issued and related derivatives	1,059	2	1	–	1,750	–	–	2,812
Net income from other financial instruments designated at fair value	167	674	110	–	–	320	–	1,271

Net income from financial instruments designated at fair value	1,226	676	111	–	1,750	320	–	4,083
Gains less losses from financial investments	1,326	94	36	2	245	253	–	1,956
Gains arising from dilution of interests in associates	–	–	1,081	–	–	11	–	1,092
Dividend income	171	31	6	2	105	9	–	324
Net earned insurance premiums	4,010	2,797	226	–	449	1,594	–	9,076
Other operating income	1,193	845	781	17	360	228	(1,985)	1,439

Total operating income	31,046	14,530	8,411	1,883	23,024	10,692	(1,985)	87,601

Net insurance claims incurred and movement in liabilities to policyholders	(3,479)	(3,208)	(253)	–	(241)	(1,427)	–	(8,608)

Net operating income before loan impairment charges and other credit risk provisions	27,567	11,322	8,158	1,883	22,783	9,265	(1,985)	78,993

Loan impairment charges and other credit risk provisions	(2,542)	(231)	(561)	(55)	(12,156)	(1,697)	–	(17,242)

Net operating income	25,025	11,091	7,597	1,828	10,627	7,568	(1,985)	61,751

Employee compensation and benefits	(9,022)	(2,124)	(2,084)	(447)	(5,384)	(2,273)	–	(21,334)

General and administrative expenses	(6,429)	(1,386)	(1,741)	(300)	(4,653)	(2,770)	1,985	(15,294)
Depreciation and impairment of property, plant and equipment	(848)	(180)	(139)	(20)	(317)	(210)	–	(1,714)
Amortisation and impairment of intangible assets	(226)	(90)	(27)	(6)	(202)	(149)	–	(700)

Total operating expenses	(16,525)	(3,780)	(3,991)	(773)	(10,556)	(5,402)	1,985	(39,042)

Operating profit	8,500	7,311	3,606	1,055	71	2,166	–	22,709
Share of profit in associates and joint ventures	95	28	1,096	252	20	12	–	1,503

Profit before tax	8,595	7,339	4,702	1,307	91	2,178	–	24,212

Tax income/(expense)	(1,505)	(1,206)	(721)	(178)	332	(479)	–	(3,757)

Profit for the year	7,090	6,133	3,981	1,129	423	1,699	–	20,455

For footnote, see page 417.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 14

Other information about the profit/(loss) for the year

			Rest of						Intra-
		Hong	Asia-		Middle		North	Latin	HSBC
	Europe	Kong	Pacific	[1]	East	[1]	America	America	items	Total
	US$m	US$m	US$m		US$m		US$m	US$m	US$m	US$m
Year ended 31 December 2009

Net operating income	17,976	8,967	7,107		1,260		641	6,498	(2,756)	39,693

External	16,734	8,352	6,056		1,283		767	6,501	–	39,693
Inter-segment	1,242	615	1,051		(23)		(126)	(3)	(2,756)	–

Profit/(loss) for the year includes the following significant non-cash items:
Depreciation, amortisation and impairment	1,039	342	215		37		515	390	–	2,538
Loan impairment losses gross of recoveries and other credit risk provisions	5,833	534	1,028		1,361		15,757	2,865	–	27,378
Impairment of financial investments	137	129	50		4		38	–	–	358

Year ended 31 December 2008

Net operating income	26,925	9,389	8,129		2,389		4,384	8,021	(2,492)	56,745

External	25,887	8,205	7,010		2,386		5,236	8,021	–	56,745
Inter-segment	1,038	1,184	1,119		3		(852)	–	(2,492)	–

Profit/(loss) for the year includes the following significant non-cash items:
Depreciation, amortisation and impairment	1,093	312	192		31		11,352	387	–	13,367
Loan impairment losses gross of recoveries and other credit risk provisions	4,050	803	960		309		16,892	2,757	–	25,771
Impairment of financial investments	278	535	–		–		229	–	–	1,042

Year ended 31 December 2007

Net operating income	25,025	11,091	7,599		1,826		10,627	7,568	(1,985)	61,751

External	23,772	10,168	6,620		1,836		11,784	7,571	–	61,751
Inter-segment	1,253	923	979		(10)		(1,157)	(3)	(1,985)	–

Profit for the year includes the following significant non-cash items:
Depreciation, amortisation and impairment	1,074	270	166		26		627	359	–	2,522
Loan impairment losses gross of recoveries and other credit risk provisions	3,085	273	656		83		12,218	1,932	–	18,247
Impairment of financial investments	42	–	–		–		–	–	–	42
For footnote, see page 417.

Performance ratios

			Rest of
		Hong	Asia-		Middle		North	Latin
	Europe	Kong	Pacific	[1]	East	[1]	America	America	Total
	US$m	US$m	US$m		US$m		US$m	US$m	US$m
Year ended 31 December 2009
Share of HSBC’s profit before tax	56.7	71.0	59.3		6.4		(109.3)	15.9	100.0
Cost efficiency ratio	59.4	41.7	55.6		38.6		51.5	59.6	52.0

Year ended 31 December 2008
Share of HSBC’s profit before tax	116.7	58.7	50.7		18.8		(166.8)	21.9	100.0
Cost efficiency ratio	52.4	38.8	52.4		35.9		94.1	57.0	60.1

Year ended 31 December 2007
Share of HSBC’s profit before tax	35.5	30.3	19.4		5.4		0.4	9.0	100.0
Cost efficiency ratio	59.9	33.4	48.9		41.1		46.3	58.3	49.4
1   For footnote, see below.
Balance sheet information

			Rest of						Intra-
		Hong	Asia-		Middle		North	Latin	HSBC
	Europe	Kong	Pacific	[1]	East	[1]	America	America	items	Total
	US$m	US$m	US$m		US$m		US$m	US$m	US$m	US$m
At 31 December 2009
Loans and advances to customers (net)	439,481	99,381	80,043		22,844		206,853	47,629	–	896,231
Interests in associates and joint ventures	147	157	11,083		1,573		42	9	–	13,011
Total assets	1,268,600	399,243	222,139		48,107		475,014	115,967	(164,618)	2,364,452
Customer accounts	495,019	275,441	133,999		32,529		149,157	72,889	–	1,159,034
Total liabilities	1,213,907	384,912	203,243		42,325		447,530	101,492	(164,618)	2,228,791

Capital expenditure incurred[2]	983	290	159		102		658	540	–	2,732

At 31 December 2008
Loans and advances to customers (net)	426,191	100,220	80,661		27,295		256,214	42,287	–	932,868
Interests in associates and joint ventures	137	153	9,728		1,383		128	8	–	11,537
Total assets	1,392,049	414,484	225,573		50,952		596,302	102,946	(254,841)	2,527,465
Customer accounts	502,476	250,517	124,194		35,165		143,532	59,443	–	1,115,327
Total liabilities	1,361,960	400,637	210,478		45,416		571,657	91,929	(254,841)	2,427,236

Capital expenditure incurred[2]	2,078	440	426		85		726	617	–	4,372

At 31 December 2007
Loans and advances to customers (net)	452,275	89,638	80,245		21,607		289,860	47,923	–	981,548
Interests in associates and joint ventures	158	155	8,602		1,265		127	77	–	10,384
Total assets	1,256,220	359,386	208,195		45,669		574,318	102,649	(192,171)	2,354,266
Customer accounts	504,954	234,488	119,296		30,937		145,173	61,292	–	1,096,140
Total liabilities	1,198,413	344,011	194,675		41,576		542,549	89,797	(192,171)	2,218,850

Capital expenditure incurred[2]	1,722	441	239		38		833	599	–	3,872

1	The Middle East is disclosed as a separate geographical region with effect from 1 January 2009. Previously, it formed part of Rest of Asia-Pacific. Comparative data have been restated accordingly.

2	Expenditure incurred on property, plant and equipment and other intangible assets. Excludes assets acquired as part of business combinations and goodwill.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 14 and 15

Other financial information
Net operating income by customer group and global business

	Personal		Global				Intra-
	Financial	Commercial	Banking	Private			HSBC
	Services	Banking	& Markets	Banking	Other	[1]	items	Total
	US$m	US$m	US$m	US$m	US$m		US$m	US$m
Year ended 31 December 2009
Net operating income	15,513	9,571	18,652	2,984	(2,031)		(4,996)	39,693

External	13,804	9,285	21,383	2,275	(7,054)		–	39,693
Inter-segment	1,709	286	(2,731)	709	5,023		(4,996)	–

Year ended 31 December 2008
Net operating income	20,269	13,144	12,047	3,563	12,290		(4,568)	56,745

External	15,023	13,080	17,739	2,231	8,672		–	56,745
Inter-segment	5,246	64	(5,692)	1,332	3,618		(4,568)	–

Year ended 31 December 2007
Net operating income	27,067	12,943	15,172	3,534	6,947		(3,912)	61,751

External	21,059	11,442	23,595	2,144	3,511		–	61,751
Inter-segment	6,008	1,501	(8,423)	1,390	3,436		(3,912)	–

1	The main items reported in the ‘Other’ segment are certain property activities, unallocated investment activities, centrally held investment companies and HSBC’s holding company and financing operations. The ‘Other’ segment also includes gains and losses on the disposal of certain significant subsidiaries or business units.
Information by country

	2009				2008				2007
	External net		Non-		External net		Non-		External net		Non-
	operating		current		operating		current		operating		current
	income	[1]	assets	[2]	income	[1]	assets	[2]	income	[1]	assets	[2]
	US$m		US$m		US$m		US$m		US$m		US$m

UK	9,958		19,704		15,789		12,491		15,955		12,394
Hong Kong	8,352		3,374		8,205		3,527		10,168		3,226
USA	(1,042)		5,499		2,862		4,660		9,304		20,403
France	3,322		11,782		6,457		11,862		4,597		12,868
Brazil	3,368		1,868		3,886		1,421		3,659		1,735
Other countries	15,735		25,557		19,546		23,020		18,068		22,420

	39,693		67,784		56,745		56,981		61,751		73,046

1	External net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds.

2	Non-current assets consist of property, plant and equipment, goodwill, other intangible assets, interests in associates and joint ventures and certain other assets expected to be recovered more than twelve months after the reporting period.
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

HSBC

	At 31 December 2009
						Financial	Derivatives	Derivatives
						assets and	designated	designated
			Held-to-		Available-	liabilities at	as fair value	as cash flow
	Held for	Designated	maturity	Loans and	for-sale	amortised	hedging	hedging
	trading	at fair value	securities	receivables	securities	cost	instruments	instruments	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Financial assets
Cash and balances at central banks	–	–	–	–	–	60,655	–	–	60,655
Items in the course of collection from other banks	–	–	–	–	–	6,395	–	–	6,395
Hong Kong Government certificates of indebtedness	–		–	17,463	–	–	–	–	17,463
Trading assets	421,381	–	–	–	–	–	–	–	421,381
Financial assets designated at fair value	–	37,181	–	–	–	–	–	–	37,181
Derivatives	245,685	–	–	–	–	–	584	4,617	250,886
Loans and advances to banks	–	–	–	179,781	–	–	–	–	179,781
Loans and advances to customers	–	–	–	896,231	–	–	–	–	896,231
Financial investments	–	–	17,626	–	351,532	–	–	–	369,158
Other assets	–	–	–	1,356	3	24,758	–	–	26,117
Accrued income	–	–	–	–	–	10,256	–	–	10,256

Total financial assets	667,066	37,181	17,626	1,094,831	351,535	102,064	584	4,617	2,275,504

Financial liabilities
Hong Kong currency notes in circulation	–	–	–	17,463	–	–	–	–	17,463
Deposits by banks	–	–	–	–	–	124,872	–	–	124,872
Customer accounts	–	–	–	–	–	1,159,034	–	–	1,159,034
Items in the course of transmission to other banks	–	–	–	–	–	5,734	–	–	5,734
Trading liabilities	268,130	–	–	–	–	–	–	–	268,130
Financial liabilities designated at fair value	–	80,092	–	–	–	–	–	–	80,092
Derivatives	244,072	–	–	–	–	–	1,085	2,489	247,646
Debt securities in issue	–	–	–	–	–	146,896	–	–	146,896
Other liabilities	–	–	–	–	–	66,169	–	–	66,169
Accruals	–	–	–	–	–	11,644	–	–	11,644
Subordinated liabilities	–	–	–	–	–	30,478	–	–	30,478

Total financial liabilities	512,202	80,092	–	17,463	–	1,544,827	1,085	2,489	2,158,158

HSBC HOLDINGS PLC
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

HSBC Holdings

	At 31 December 2009
					Financial
					assets and
				Available-	liabilities at
	Held for	Designated	Loans and	for-sale	amortised
	Trading	at fair value	receivables	securities	cost	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash at bank and in hand	–	–	–	–	224	224
Derivatives	2,981	–	–	–	–	2,981
Loans and advances to HSBC undertakings	–	–	23,212	–	–	23,212
Financial investments	–	–	–	2,455	–	2,455
Other assets	–	–	–	–	4	4

Total financial assets	2,981	–	23,212	2,455	228	28,876

Financial liabilities
Amounts owed to HSBC undertakings	–	–	–	–	3,711	3,711
Financial liabilities designated at fair value	–	16,909	–	–	–	16,909
Derivatives	362	–	–	–	–	362
Debt securities in issue	–	–	–	–	2,839	2,839
Other liabilities	–	–	–	–	8	8
Accruals	–	–	–	–	419	419
Subordinated liabilities	–	–	–	–	14,406	14,406

Total financial liabilities	362	16,909	–	–	21,383	38,654

	At 31 December 2008
					Financial
					assets and
				Available-	liabilities at
	Held for	Designated	Loans and	for-sale	amortised
	trading	at fair value	receivables	securities	cost	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Financial assets
Cash at bank and in hand	–	–	–	–	443	443
Derivatives	3,682	–	–	–	–	3,682
Loans and advances to HSBC undertakings	–	–	11,804	–	–	11,804
Financial investments	–	–	–	2,629	–	2,629
Other assets	–	–	–	–	25	25

Total financial assets	3,682	–	11,804	2,629	468	18,583

Financial liabilities
Amounts owed to HSBC undertakings	–	–	–	–	4,042	4,042
Financial liabilities designated at fair value	–	16,389	–	–	–	16,389
Derivatives	1,324	–	–	–	–	1,324
Other liabilities	–	–	–	–	10	10
Accruals	–	–	–	–	288	288
Subordinated liabilities	–	–	–	–	14,017	14,017

Total financial liabilities	1,324	16,389	–	–	18,357	36,070

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 16 and 17
16  Trading assets

	2009	2008
	US$m	US$m

Trading assets:
– not subject to repledge or resale by counterparties	320,155	340,675
– which may be repledged or resold by counterparties	101,226	86,654

	421,381	427,329

Treasury and other eligible bills	22,346	32,458
Debt securities	201,598	199,619
Equity securities	35,311	21,878

Trading securities at fair value	259,255	253,955
Loans and advances to banks	78,126	73,055
Loans and advances to customers	84,000	100,319

	421,381	427,329

Trading securities valued at fair value

	Fair value[1]
	2009	2008
	US$m	US$m

US Treasury and US Government agencies[2]	17,620	26,621
UK Government	12,113	10,586
Hong Kong Government	10,649	6,648
Other government	94,264	98,983
Asset-backed securities[3]	5,308	6,566
Corporate debt and other securities	83,990	82,673
Equity securities	35,311	21,878

	259,255	253,955

1	Included within these figures are debt securities issued by banks and other financial institutions of US$41,466 million (2008: US$49,997 million), of which US$7,280 million (2008: US$3,449 million) are guaranteed by various governments.

2	Includes securities that are supported by an explicit guarantee issued by the US Government.

3	Excludes asset-backed securities included under US Treasury and US Government agencies.
Trading securities listed on a recognised exchange and unlisted

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m
Fair value at 31 December 2009
Listed on a recognised exchange[1]	3,107	159,030	33,428	195,565
Unlisted	19,239	42,568	1,883	63,690

	22,346	201,598	35,311	259,255

Fair value at 31 December 2008
Listed on a recognised exchange[1]	1	145,370	20,871	166,242
Unlisted	32,457	54,249	1,007	87,713

	32,458	199,619	21,878	253,955

1	Included within listed investments are US$3,229 million (2008: US$3,870 million) of investments listed in Hong Kong.
Loans and advances to banks held for trading

	2009	2008
	US$m	US$m

Reverse repos	50,357	48,188
Settlement accounts	10,128	4,337
Stock borrowing	4,711	1,888
Other	12,930	18,642

	78,126	73,055

Loans and advances to customers held for trading

	2009	2008
	US$m	US$m

Reverse repos	42,172	58,285
Stock borrowing	18,042	13,740
Settlement accounts	12,134	10,116
Other	11,652	18,178

	84,000	100,319

17  Financial assets designated at fair value

	2009	2008
	US$m	US$m

Financial assets designated at fair value:
– not subject to repledge or resale by counterparties	37,166	28,522
– which may be repledged or resold by counterparties	15	11

	37,181	28,533

Treasury and other eligible bills	223	235
Debt securities	20,718	16,349
Equity securities	14,983	10,993

Securities designated at fair value	35,924	27,577
Loans and advances to banks	354	230
Loans and advances to customers	903	726

	37,181	28,533

Securities designated at fair value

	Fair value[1]
	2009	2008
	US$m	US$m

US Treasury and US Government agencies[2]	78	93
UK Government	4,799	992
Hong Kong Government	177	284
Other government	3,491	3,624
Asset-backed securities[3]	6,463	6,492
Corporate debt and other securities	5,933	5,099
Equities	14,983	10,993

	35,924	27,577

1	Included within these figures are debt securities issued by banks and other financial institutions of US$13,745 million (2008: US$10,351 million), of which US$49 million (2008: US$14 million) are guaranteed by various governments.

2	Includes securities that are supported by an explicit guarantee issued by the US Government.

3	Excludes asset-backed securities included under US Treasury and US Government agencies.
Securities listed on a recognised exchange and unlisted

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m

Fair value at 31 December 2009
Listed on a recognised exchange[1]	78	7,168	10,549	17,795
Unlisted	145	13,550	4,434	18,129

	223	20,718	14,983	35,924

Fair value at 31 December 2008
Listed on a recognised exchange[1]	80	3,490	8,140	11,710
Unlisted	155	12,859	2,853	15,867

	235	16,349	10,993	27,577

1	Included within listed investments are US$506 million of investments listed in Hong Kong (2008: US$576 million).

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 18
18  Derivatives

Fair values of derivatives by product contract type held by HSBC

	Assets			Liabilities
	Trading	Hedging	Total	Trading	Hedging	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Foreign exchange	55,036	1,695	56,731	54,502	300	54,802
Interest rate	212,102	3,506	215,608	209,351	3,274	212,625
Equity	15,729	–	15,729	19,013	–	19,013
Credit	28,479	–	28,479	27,042	–	27,042
Commodity and other	1,135	–	1,135	960	–	960

Gross total fair values	312,481	5,201	317,682	310,868	3,574	314,442

Netting			(66,796)			(66,796)

Total			250,886			247,646

At 31 December 2008
Foreign exchange	115,803	2,010	117,813	115,311	826	116,137
Interest rate	317,796	4,481	322,277	310,255	4,435	314,690
Equity	18,660	–	18,660	21,913	–	21,913
Credit	91,271	–	91,271	89,715	–	89,715
Commodity and other	2,979	–	2,979	2,729	–	2,729

Gross total fair values	546,509	6,491	553,000	539,923	5,261	545,184

Netting			(58,124)			(58,124)

Total			494,876			487,060

The 49 per cent decrease in the fair value of derivative assets during 2009 was driven by steepening yield curves in major currencies, narrowing credit spreads and reduced market volatility. The 5 per cent increase in the notional contract amounts of HSBC’s derivative assets in the year was primarily driven by increased trading volumes on interest rate contracts.
Fair values of derivatives by product contract type held by HSBC Holdings with subsidiaries

	2009		2008
	Trading	Trading	Trading	Trading
	assets	liabilities	assets	liabilities
	US$m	US$m	US$m	US$m

Foreign exchange	2,250	362	1,772	1,324
Interest rate	731	–	1,910	–

Total fair values	2,981	362	3,682	1,324

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
Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. A description of how the fair value of derivatives is derived is set out on page 171. Derivative assets and liabilities on different transactions are only set off if the transactions are with the same counterparty, a legal right of set-off exists and the cash flows are intended to be settled on a net basis.
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
The notional contract amounts of derivatives held for trading purposes indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.
Notional contract amounts of derivatives held for trading purposes by product type

	HSBC		HSBC Holdings
	2009	2008	2009	2008
	US$m	US$m	US$m	US$m

Foreign exchange	2,883,201	3,045,017	17,150	14,312
Interest rate	13,874,355	12,435,965	6,804	7,804
Equity	217,828	221,053	–	–
Credit	1,237,055	1,583,337	–	–
Commodity and other	53,720	63,103	–	–

	18,266,159	17,348,475	23,954	22,116

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

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 18

Credit derivatives are also deployed to a limited extent for the risk management of the Group’s loan portfolios.
The notional contract amount of credit derivatives of US$1,237,055 million (2008: US$1,583,337 million) consisted of protection bought of US$614,690 million (2008: US$777,556 million) and protection sold of US$622,365 million (2008: US$805,781 million).
The difference between the notional amounts bought and sold is attributable to HSBC selling protection on large, diversified, predominantly investment grade portfolios (including the most senior tranches) and then offsetting risk on these positions by buying protection on the more subordinated tranches of the same portfolios. In addition, HSBC uses securities to mitigate risks on certain derivative positions and credit derivative contracts to reduce counterparty exposures. Consequently, while there is a mismatch in notional amounts of credit derivatives bought and sold this should not be interpreted as representing the open risk position. The credit derivative business operates within the market risk management framework described on pages 250 to 261.
Derivatives valued using models with unobservable inputs
The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows:
Unamortised balance of derivatives valued using models with unobservable inputs

	2009	2008
	US$m	US$m

Unamortised balance at 1 January	204	306
Deferral on new transactions	192	326
Recognised in the income statement during the period:
– amortisation	(86)	(168)
– subsequent to unobservable inputs becoming observable	(19)	(118)
– maturity, termination or offsetting derivative	(42)	(99)
Exchange differences	11	(38)
Risk hedged	–	(5)

Unamortised balance at 31 December[1]	260	204

1	This amount is yet to be recognised in the consolidated income statement.
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
The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and the type of hedge transactions. Derivatives may qualify as hedges for accounting purposes if they are fair value hedges, cash flow hedges, or hedges in net investment of foreign operations. These are described under the relevant headings below.
The notional contract amounts of derivatives held for hedging purposes indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.
Notional contract amounts of derivatives held for hedging purposes by product type

	At 31 December 2009		At 31 December 2008
		Fair value	Cash flow	Fair value
	Cash flow hedge	hedge	hedge	hedge
	US$m	US$m	US$m	US$m

Foreign exchange	12,359	2,469	14,931	2,602
Interest rate	236,388	42,224	229,785	27,305

	248,747	44,693	244,716	29,907

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
Fair value of derivatives designated as fair value hedges

	At 31 December 2009		At 31 December 2008
	Fair value		Fair value
	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m

Foreign exchange	342	–	265	10
Interest rate	242	1,085	574	1,257

	584	1,085	839	1,267

Gains or losses arising from fair value hedges

	2009	2008	2007
	US$m	US$m	US$m

Gains/(losses):
– on hedging instruments	114	(296)	(186)
– on the hedged items attributable to the hedged risk	(159)	301	205

	(45)	5	19

The gains and losses on ineffective portions of fair value hedges are recognised immediately in ‘Net trading income’.
Cash flow hedges
HSBC’s cash flow hedges consist principally of interest rate and cross-currency swaps that are used to protect against exposures to variability in future interest cash flows on non-trading assets and liabilities which bear interest at variable rates or which are expected to be re-funded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions. Gains and losses are initially recognised in other comprehensive income, and accumulated in the cash flow hedging reserve, and are transferred to the income statement when the forecast cash flows affect the income statement.
Fair value of derivatives designated as cash flow hedges

	At 31 December 2009		At 31 December 2008
	Fair value		Fair value
	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m

Foreign exchange	1,353	300	1,745	816
Interest rate	3,264	2,189	3,907	3,178

	4,617	2,489	5,652	3,994

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 18 and 19

Forecast principal balances on which interest cash flows are expected to arise

		More than 3	5 years or less
	3 months	months but less	but more than	More than
	or less	than 1 year	1 year	5 years
	US$m	US$m	US$m	US$m

At 31 December 2009
Assets	120,915	111,456	53,184	476
Liabilities	(71,143)	(78,841)	(39,377)	(6,559)

Net cash inflows/(outflows) exposure	49,772	32,615	13,807	(6,083)

At 31 December 2008
Assets	99,426	71,491	52,988	2,081
Liabilities	(83,019)	(77,656)	(62,633)	(7,817)

Net cash inflows/(outflows) exposure	16,407	(6,165)	(9,645)	(5,736)

This table reflects the interest rate repricing profile of the underlying hedged items.
The gains and losses on ineffective portions of such derivatives are recognised immediately in ‘Net trading income’. During the year to 31 December 2009 a gain of US$90 million (2008 loss of US$40 million; 2007: loss of US$77 million) was recognised due to hedge ineffectiveness.
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
At 31 December 2009, the fair values of outstanding financial instruments designated as hedges of net investments in foreign operations were liabilities of US$28 million (2008: US$52 million) and notional contract values of US$566 million (2008: US$161 million).
The ineffectiveness recognised in ‘Net trading income’ in the year ended 31 December 2009 that arose from hedges in foreign operations was nil (2008 and 2007: nil).
19  Financial investments

	2009	2008
	US$m	US$m
Financial investments:
– not subject to repledge or resale by counterparties	356,864	287,479
– which may be repledged or resold by counterparties	12,294	12,756

	369,158	300,235

	2009		2008
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m

Treasury and other eligible bills	58,434	58,434	41,027	41,027

– available for sale	58,333	58,333	41,027	41,027
– held to maturity	101	101	–	–

Debt securities	301,600	302,171	251,957	253,001

– available for sale	284,074	284,074	237,944	237,944
– held to maturity	17,526	18,097	14,013	15,057

Equity securities	9,124	9,124	7,251	7,251

– available for sale	9,124	9,124	7,251	7,251

Total financial investments	369,158	369,729	300,235	301,279

	Amortised	Fair
	cost	value	[1]
	US$m	US$m
At 31 December 2009
US Treasury	17,650	17,635
US Government agencies[2]	12,539	12,804
US Government sponsored entities[2]	4,885	4,924
UK Government	9,653	9,782
Hong Kong Government	37,747	37,763
Other government	87,122	87,881
Asset-backed securities[3]	48,500	34,914
Corporate debt and other securities	153,639	154,902
Equities	7,051	9,124

	378,786	369,729

At 31 December 2008
US Treasury	11,528	11,755
US Government agencies[2]	8,131	8,307
US Government sponsored entities[2]	15,109	15,240
UK Government	16,077	16,217
Hong Kong Government	966	989
Other government	60,755	61,528
Asset-backed securities[3]	55,685	36,052
Corporate debt and other securities	145,269	143,940
Equities	5,901	7,251

	319,421	301,279

At 31 December 2007
US Treasury	6,799	6,831
US Government agencies[2]	5,709	5,732
US Government sponsored entities[2]	14,732	14,533
UK Government	757	749
Hong Kong Government	3,941	3,942
Other government	60,109	60,320
Asset-backed securities[3]	64,186	63,976
Corporate debt and other securities	114,955	114,709
Equities	8,405	12,594

	279,593	283,386

1	Included within the above figures are debt securities issued by banks and other financial institutions of US$133,256 million (2008: US$140,878 million; 2007: US$142,863 million), of which US$55,324 million (2008: US$39,213 million; 2007: US$2,490 million) are guaranteed by various governments. The fair value of the debt securities issued by banks and other financial institutions was US$133,461 million (2008: US$141,526 million; 2007: US$143,023 million).

2	Includes securities that are supported by an explicit guarantee issued by the US Government.

3	Excludes asset-backed securities included under US Government agencies and sponsored entities.
Financial investments listed on a recognised exchange and unlisted

	Treasury	Treasury
	and other	and other	Debt	Debt	Equity
	eligible bills	eligible bills	securities	securities	securities
	available	held to	available	held to	available
	for sale	maturity	for sale	maturity	for sale	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Carrying amount at 31 December 2009
Listed on a recognised exchange[1]	2,334	–	135,653	2,743	911	141,641
Unlisted	55,999	101	148,421	14,783	8,213	227,517

	58,333	101	284,074	17,526	9,124	369,158

Carrying amount at 31 December 2008
Listed on a recognised exchange[1]	3,539	–	108,972	2,332	471	115,314
Unlisted	37,488	–	128,972	11,681	6,780	184,921

	41,027	–	237,944	14,013	7,251	300,235

1	The fair value of listed held-to-maturity debt securities as at 31 December 2009 was US$2,769 million (2008: US$2,345 million).

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 19 and 20

Maturities of investments in debt securities at their carrying amount

	At 31 December
	2009	2008
	US$m	US$m
Remaining contractual maturity of total debt securities:
1 year or less	75,782	72,551
5 years or less but over 1 year	141,683	93,824
10 years or less but over 5 years	31,934	28,141
Over 10 years	52,201	57,441

	301,600	251,957

Remaining contractual maturity of debt securities available for sale:
1 year or less	75,160	71,967
5 years or less but over 1 year	135,187	89,931
10 years or less but over 5 years	26,105	22,402
Over 10 years	47,622	53,644

	284,074	237,944

Remaining contractual maturity of debt securities held to maturity:
1 year or less	622	584
5 years or less but over 1 year	6,496	3,893
10 years or less but over 5 years	5,829	5,739
Over 10 years	4,579	3,797

	17,526	14,013

Contractual maturities and weighted average yields of investment debt securities at 31 December 2009

			After one year but within		After five years but
	Within one year		five years		within ten years		After ten years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	US$m	%	US$m	%	US$m	%	US$m	%

Available-for-sale
US Treasury	13,816	1.72	2,450	1.02	170	1.37	700	4.47
US Government agencies	4	4.44	6	2.76	297	4.71	11,777	3.56
US Government-sponsored agencies	521	1.15	176	2.59	1,567	3.84	743	3.99
UK Government	33	0.79	6,532	1.95	–	–	1,683	3.15
Hong Kong Government	99	0.37	573	2.24	–	–	–	–
Other governments	25,772	3.08	33,895	4.24	5,482	4.19	2,384	3.97
Asset-backed securities	616	0.61	3,004	0.69	6,471	0.39	38,217	0.91
Corporate debt and other securities	34,239	2.18	89,120	2.16	11,816	2.64	3,603	3.46

Total amortised cost	75,100		135,756		25,803		59,107

Total carrying value	75,160		135,187		26,105		47,622

Held-to-maturity
US Treasury	–	–	31	4.71	57	7.56	56	9.64
US Government agencies	–	–	–	–	6	7.59	447	6.58
US Government-sponsored agencies	1	4.56	56	6.70	5	7.12	1,817	6.14
Hong Kong Government	–	–	2	3.30	8	5.03	–	–
Other governments	36	3.36	389	3.56	330	4.28	582	6.88
Asset-backed securities	–	–	–	–	–	–	192	6.13
Corporate debt and other securities	585	3.91	6,018	4.29	5,423	4.67	1,485	5.93

Total amortised cost	622		6,496		5,829		4,579

Total carrying value	622		6,496		5,829		4,579

The maturity distributions of asset-backed securities are presented in the above table on the basis of contractual maturity dates. The weighted average yield for each range of maturities is calculated by dividing the annualised interest income for the year ended 31 December 2009 by the book amount of available-for-sale debt securities at that date. The yields do not include the effect of related derivatives.

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
The majority of financial assets that do not qualify for derecognition are (i) debt securities held by counterparties as collateral under repurchase agreements or (ii) equity securities lent under securities lending agreements. The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:
Financial assets and associated financial liabilities not qualifying for derecognition

	2009		2008
	Carrying	Carrying	Carrying	Carrying
	amount of	amount of	amount of	amount of
	transferred	associated	transferred	associated
	assets	liabilities	assets	liabilities
	US$m	US$m	US$m	US$m

Nature of transaction
Repurchase agreements	108,518	107,525	94,154	91,139
Securities lending agreements	7,363	7,264	4,497	4,096

	115,881	114,789	98,651	95,235

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
HSBC’s continuing involvement in financial assets qualifying for partial derecognition

	Securitisations at 31 December
	2009	2008
	US$m	US$m

Carrying amount of assets (original)	17,427	17,427
Carrying amount of assets (currently recognised)	139	299
Carrying amount of associated liabilities (currently recognised)	69	149

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 21
21 Interests in associates and joint ventures

Associates
Principal associates of HSBC

	At 31 December 2009		At 31 December 2008
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m
Listed
Bank of Communications Co., Limited	5,110	10,820	4,612	6,717
Industrial Bank Co., Limited	1,084	3,774	913	1,368
Ping An Insurance (Group) Company of China, Limited	4,391	10,803	3,727	5,965
SABB Takaful Company	29	99	4	29
The Saudi British Bank	1,376	3,472	1,214	3,453

	11,990	28,968	10,470	17,532

	At 31 December 2009
			HSBC's	Issued
	Country of		interest in	equity
	incorporation		equity capital	capital
Listed
Bank of Communications Co., Limited	PRC	[1]	19.01%	RMB48,994m
Industrial Bank Co., Limited[2]	PRC	[1]	12.78%	RMB5,000m
Ping An Insurance (Group) Company of China, Limited	PRC	[1]	16.78%	RMB7,345m
SABB Takaful Company	Saudi Arabia		32.50%	SR340m
The Saudi British Bank	Saudi Arabia		40.00%	SR7,500m

Unlisted
Barrowgate Limited[2,3]	Hong Kong		24.64%	–
British Arab Commercial Public Limited Company	England		48.92%	US$77m fully paid
				£30m fully paid
				£5m nil paid
Vietnam Technological and Commercial Joint Stock Bank	Vietnam		19.91%	VND5,400,417m
Yantai City Commercial Bank[2]	PRC		20.00%	RMB2,000m
Wells Fargo HSBC Trade Bank, N.A.[4]	United States		20.00%	–

1	People’s Republic of China.

2	Investment held through Hang Seng Bank Limited, a 62.14 per cent owned subsidiary of HSBC.

3	Issued equity capital is less than HK$1 million.

4	Issued equity capital is less than US$1 million. HSBC disposed of its equity interest on 12 February 2010.
All the above investments in associates are owned by subsidiaries of HSBC Holdings.
Details of all HSBC associates and joint ventures, as required under S.409 Companies Act 2006, will be annexed to the next Annual Return of HSBC Holdings filed with the UK Registrar of Companies.
HSBC had US$9,501 million (2008: US$8,339 million) of investments in associates and joint ventures listed in Hong Kong.
For the year ended 31 December 2009, HSBC’s share of associates and joint ventures’ tax on profit was US$491 million (2008: US$515 million), which is included within share of profit in associates and joint ventures in the income statement.
Summarised aggregate financial information on associates

	2009	2008
	US$m	US$m
HSBC’s share of:
– assets	157,366	123,283
– liabilities	147,501	114,578
– revenues	7,514	5,939
– profit after tax	1,722	1,600

HSBC’s investment in Industrial Bank Co., Limited was equity accounted with effect from May 2004, reflecting HSBC’s significant influence over this associate. HSBC’s significant influence was established as a result of representation on the Board of Directors, and in accordance with the Technical Support and Assistance Agreements, HSBC is assisting in the development of financial and operating policies.
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
The statutory accounting reference date of Bank of Communications Co., Limited, Ping An Insurance (Group) Company of China, Limited and Industrial Bank Company Limited is 31 December. For the year ended 31 December 2009, these companies were included on the basis of financial statements made up for the twelve months to 30 September 2009, taking into account changes in the subsequent period from 1 October 2009 to 31 December 2009 that would have materially affected their results.
HSBC also had a 100 per cent interest in the issued preferred stock (less than US$1 million) of Wells Fargo HSBC Trade Bank, N.A. HSBC held a 40 per cent economic interest in Wells Fargo HSBC Trade Bank, N.A. by virtue of the joint agreement under which HSBC’s equity capital and preferred stock interests were being held. HSBC disposed of its equity interest in Wells Fargo HSBC Trade Bank, N.A. on 12 February 2010. As at 31 December 2009, this interest in associate was classified as held for sale.
HSBC acquired 15 per cent of Vietnam Technological & Commercial Joint Stock Bank in October 2007. This investment was equity accounted from that date due to HSBC’s representation on the Board of Directors and involvement in the Technical Support and Assistance Agreement. In December 2007, as a result of a rights issue in which HSBC did not participate, HSBC’s equity interest was diluted to 14.44 per cent. In September 2008, HSBC increased its equity interest to 20 per cent. HSBC’s equity interest was diluted to 19.91 per cent in June 2009, following an issue of shares by the associate to its own employees.
Joint ventures
Principal interests in joint ventures

	At 31 December 2009
			HSBC’s interest	Issued
	Country of	Principal	in equity	equity
	incorporation	activity	capital	capital

HSBC Saudi Arabia Limited	Saudi Arabia	Investment banking	60.00%	SR50m
Vaultex UK Limited	England	Cash management	50.00%	£10m
Hana HSBC Life Insurance Co., Ltd	South Korea	Insurance manufacturing	49.99%	KRW60,201m
Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited	India	Insurance manufacturing	26.00%	INR5,000m

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 21 and 22

Summarised aggregate financial information on joint ventures

	2009	2008
	US$m	US$m
HSBC’s share of:
– current assets	700	594
– non-current assets	513	281
– current liabilities	621	260
– non-current liabilities	416	449
– income	370	301
– expenses	324	240
Goodwill included in carrying amount of associates and joint ventures

	2009	2008
	US$m	US$m
Gross amount
At 1 January	1,453	1,308
Additions	5	88
Disposals	–	(46)
Exchange differences	(12)	86
Other changes	–	17

At 31 December[1]	1,446	1,453

1	Includes the carrying amount of goodwill arising from joint ventures of US$32 million (2008: US$39 million).
22   Goodwill and intangible assets

Goodwill and intangible assets includes goodwill arising on business combinations, the present value of in-force long-term insurance business, and other intangible assets.
Goodwill
Reconciliation of goodwill

			Rest of
		Hong	Asia-		Middle		North	Latin
	Europe	Kong	Pacific	[1]	East	[1]	America	America	Total
	US$m	US$m	US$m		US$m		US$m	US$m	US$m
Gross amount
At 1 January 2009	15,511	122	364		69		12,487	3,866	32,419
Additions	–	–	570		–		–	10	580
Disposals	(3)	–	–		–		–	–	(3)
Exchange differences	460	1	119		–		–	294	874
Other changes	(53)	–	–		–		(4)	(8)	(65)

At 31 December 2009	15,915	123	1,053		69		12,483	4,162	33,805

Accumulated impairment losses
At 1 January 2009	–	–	–		–		(10,564)	–	(10,564)
Impairment losses	–	–	–		–		–	–	–

At 31 December 2009	–	–	–		–		(10,564)	–	(10,564)

Net carrying amount at 31 December 2009	15,915	123	1,053		69		1,919	4,162	23,241

			Rest of
		Hong	Asia-		Middle		North	Latin
	Europe	Kong	Pacific	[1]	East	[1]	America	America	Total
	US$m	US$m	US$m		US$m		US$m	US$m	US$m
Gross amount
At 1 January 2008	16,744	124	281		69		12,561	4,474	34,253
Additions	12	–	142		–		–	1	155
Disposals	(415)	–	–		–		(13)	–	(428)
Exchange differences	(775)	(2)	(59)		–		(61)	(609)	(1,506)
Other changes	(55)	–	–		–		–	–	(55)

At 31 December 2008	15,511	122	364		69		12,487	3,866	32,419

Accumulated impairment losses
At 1 January 2008	–	–	–		–		–	–	–
Impairment losses	–	–	–		–		(10,564)	–	(10,564)

At 31 December 2008	–	–	–		–		(10,564)	–	(10,564)

Net carrying amount at 31 December 2008	15,511	122	364		69		1,923	3,866	21,855

1	The Middle East is disclosed as a separate geographical region with effect from 1 January 2009. Previously, it formed part of Rest of Asia-Pacific. Comparative data have been restated accordingly.
During 2009, there was no impairment of goodwill (2008: US$10.6 billion; 2007: nil).
Impairment testing
Timing of impairment testing
HSBC’s impairment test in respect of goodwill allocated to each cash-generating unit (‘CGU’) is performed as at 1 July each year. In line with the accounting policy set out in Note 2, goodwill is also retested for impairment whenever there is an indication that goodwill may be impaired. There was no indication of impairment in the period to 31 December 2009 and therefore goodwill has not been retested since 1 July 2009. In 2008, an additional impairment test was performed on all CGUs within the Group as at 31 December due to the extraordinary market events experienced globally during the year. For the purpose of impairment testing, the Group’s CGUs are based on customer groups and global business separated by geographical region. The CGUs represent the lowest level at which goodwill is monitored for internal management purposes.
Basis of the recoverable amount – value in use or fair value less costs to sell
The recoverable amount of all CGUs to which goodwill has been allocated was equal to its value in use (‘VIU’) at each respective testing date for 2008 and 2009.
For each significant CGU, the VIU is calculated by discounting management’s two year cash flow projections for each CGU. The discount rate used is based on the cost of capital HSBC allocates to investments in the countries within which the CGU operates. The long-term growth rate is used to extrapolate the cash flows in perpetuity because of the long-term perspective within the Group of the business units making up the CGUs. However, due to the current economic conditions in Personal Financial Services – Latin America, a 10 year cash flow projection was used.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 22

Key assumptions in VIU calculation and management’s approach to determining the values assigned to each key assumption

	2009			2008
			Nominal			Nominal
			growth rate			growth rate
			beyond			beyond
	Goodwill at		initial	Goodwill at		initial
	1 July	Discount	cash flow	31 December	Discount	cash flow
Cash-generating unit	2009	rate	projections	2008	rate	projections
	US$m	%	%	US$m	%	%

Personal Financial Services – Europe	4,507	11.0	3.1	4,422	10.0	3.5
Commercial Banking – Europe	3,480	11.0	3.1	3,427	10.0	3.5
Private Banking – Europe	4,483	11.0	3.1	4,470	9.0	3.5
Global Banking and Markets – Europe	3,489	11.0	3.1	3,451	11.0	3.5
Personal Financial Services – North America	–	–	–	–	13.6	3.9
Personal Financial Services – Latin America	2,350	15.0	8.0	2,189	16.8	8.8

Total goodwill in the CGUs listed above	18,309			17,959

At 1 July 2009, aggregate goodwill of US$4,475 million (31 December 2008: US$3,896 million) had been allocated to CGUs that were not considered individually significant. These CGUs do not carry on their balance sheets any significant intangible assets with indefinite useful lives, other than goodwill.
Nominal long-term growth rate: external data that reflects the market’s assessment of GDP and inflation for the countries within which the CGU operates. The rates used for 2008 and 2009 are taken as an average of the last 10 years.
Discount rate: the discount rate used to discount the cash flows is based on the cost of capital assigned to each CGU, which is derived using a Capital Asset Pricing Model (‘CAPM’). The CAPM depends on inputs reflecting a number of financial and economic variables including the risk-free rate in the country concerned and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. In addition, for the purposes of testing goodwill for impairment, management supplements this process by comparing the discount rates derived using the internally generated CAPM with cost of capital rates produced by external sources. HSBC uses externally-sourced cost of capital rates where, in management’s judgement, those rates reflect more accurately the current market and economic conditions. In 2008, the rates used in the impairment test for Personal Financial Services – Latin America were based on externally sourced rates.
Management’s judgement in estimating the cash flows of a CGU: the cash flow projections for each CGU are based on plans approved by the Group Management Board. The key assumptions in addition to the discount rate and nominal long-term growth rate for each significant CGU are discussed below.
Personal Financial Services – Europe and Commercial Banking – Europe: the assumptions included in the cash flow projections for Personal Financial Services – Europe and Commercial Banking - Europe reflect the economic environment and financial outlook of the European countries within these two segments. Key assumptions include the level of interest rates and the level and change in unemployment rates, particularly in the UK. While current economic conditions in Europe continue to be challenging, management’s cash flow projections are based primarily on these prevailing conditions. Although the prospects for near term economic growth are uncertain, management does not expect these conditions to continue over the longer term. The downside risks to this assessment include the risk of a prolonged economic downturn and the continuation of base rates at their current record low levels. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of Personal Financial Services – Europe or Commercial Banking – Europe.
Private Banking – Europe: the revenues in Private Banking – Europe are predominately generated through HSBC’s client relationships. For 2010, a modest recovery in client risk appetite is expected, reducing the pressure on brokerage and portfolio management fees. Thereafter, the nominal long-term growth rates described in the table above have been used. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of Private Banking – Europe.

Global Banking and Markets – Europe: the cash flows generated by Global Banking and Markets - Europe are diversified and there is no one key assumption that drives the cash flow projection of this CGU.
The forecast cash flows in the 2010 plan reflect the effect of current flatter yield curves, more stable risk positions and lower volumes offset by increased transaction and management revenue as client risk appetite recovers. One of the key factors which may impact the carrying value of this CGU is the level of impairment charges which may emerge in the future, particularly in respect of holdings of available-for-sale sub-prime and Alt-A Residential MBSs. Based on management’s current assessment of the credit quality of these securities, which includes stressed scenarios for collateral defaults and house prices, and the level of credit support available, management determined that a reasonably possible change in key assumptions would not cause an impairment to be recognised in respect of Global Banking and Markets - Europe.
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
The present value of in-force long-term insurance business
Movement on the PVIF

	2009	2008
	US$m	US$m

At 1 January	2,033	1,965
Value of new business written during the year	600	452
Movement from in-force business (including investment return variances and changes in investment assumptions)	(84)	(311)
Exchange differences and other movements	231	(73)

At 31 December	2,780	2,033

PVIF-specific assumptions
The key assumptions used in the computation of PVIF for HSBC’s main life insurance operations were:

	2009			2008
	UK	Hong Kong	France	UK	Hong Kong	France
	%	%	%	%	%	%

Risk free rate	3.50	2.58	3.46	4.30	1.14	4.03
Risk discount rate	7.00	11.00	8.00	8.00	11.00	8.00
Expenses inflation	3.50	3.00	2.00	3.50	3.00	2.00
The PVIF represents the value of the shareholder’s interest in the in-force business of the life insurance operations. The calculation of the PVIF is based upon assumptions that take into account risk and uncertainty. To project these cash flows, a variety of assumptions regarding future experience is made by each insurance operation which reflects local market conditions and management’s judgement of local future trends. Some of the Group’s insurance operations incorporate risk margins separately in the projection assumptions for each product, while others incorporate risk margins into the overall discount rate. Both factors are reflected in the wide range of risk discount rates applied.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 22 and 23

Other intangible assets
Movement of intangible assets excluding goodwill and the PVIF

					Customer/
		Mortgage	Internally		merchant
	Trade	servicing	generated	Purchased	relation-
	names	rights	software	software	ships	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Cost
At 1 January 2009	67	1,360	3,429	867	1,749	421	7,893
Additions[1]	–	116	763	65	20	10	974
Acquisition of subsidiaries	–	–	–	–	58	–	58
Disposals	–	(29)	(14)	(18)	(25)	–	(86)
Amount written off	–	(757)	(45)	(1)	(15)	–	(818)
Exchange differences	1	–	247	53	201	9	511
Other changes	–	(1)	20	(12)	–	62	69

At 31 December 2009	68	689	4,400	954	1,988	502	8,601

Accumulated amortisation
At 1 January 2009	(45)	(1,023)	(1,992)	(631)	(681)	(52)	(4,424)
Charge for the year[2]	(4)	(3)	(433)	(98)	(228)	(30)	(796)
Impairment	–	–	(6)	(5)	(6)	–	(17)
Disposals	–	29	6	18	15	–	68
Amount written off	–	757	45	1	15	–	818
Exchange differences	(1)	–	(131)	(32)	(72)	(1)	(237)
Other changes	–	–	–	–	2	(42)	(40)

At 31 December 2009	(50)	(240)	(2,511)	(747)	(955)	(125)	(4,628)

Net carrying amount at 31 December 2009	18	449	1,889	207	1,033	377	3,973

Cost
At 1 January 2008	63	1,202	3,473	760	1,866	165	7,529
Additions[1]	–	158	764	118	169	23	1,232
Acquisition of subsidiaries	10	–	–	68	4	267	349
Disposals	–	–	(43)	(26)	(25)	(3)	(97)
Exchange differences	(8)	–	(561)	(59)	(264)	(24)	(916)
Other changes	2	–	(204)	6	(1)	(7)	(204)

At 31 December 2008	67	1,360	3,429	867	1,749	421	7,893

Accumulated amortisation
At 1 January 2008	(44)	(724)	(2,167)	(549)	(541)	(33)	(4,058)
Charge for the year[2]	(6)	(299)	(365)	(114)	(227)	(20)	(1,031)
Impairment	–	–	–	(1)	–	–	(1)
Disposals	–	–	18	6	10	–	34
Exchange differences	5	–	311	36	80	1	433
Other changes	–	–	211	(9)	(3)	–	199

At 31 December 2008	(45)	(1,023)	(1,992)	(631)	(681)	(52)	(4,424)

Net carrying amount at 31 December 2008	22	337	1,437	236	1,068	369	3,469

1	At 31 December 2009, HSBC had US$0.2 million (2008: US$2 million) of contractual commitments to acquire intangible assets.

2	The amortisation charge for the year is recognised within the income statement under ‘Amortisation and impairment of intangible assets’, with the exception of the amortisation of mortgage servicing rights that is charged to net fee income.

23   Property, plant and equipment

HSBC
Property, plant and equipment

		Long	Short	Equipment,	Equipment
	Freehold	leasehold	leasehold	fixtures	on
	land and	land and	land and	and	operating
	buildings	buildings	buildings [1]	fittings [2]	leases	Total [3]
	US$m	US$m	US$m	US$m	US$m	US$m
Cost or fair value
At 1 January 2009	4,126	1,736	2,924	10,320	4,547	23,653
Additions at cost[4]	344	35	179	1,253	299	2,110
Acquisition of subsidiaries	–	–	15	7	–	22
Fair value adjustments	(58)	16	18	–	–	(24)
Disposals	(201)	(510)	(98)	(640)	(117)	(1,566)
Reclassified to held for sale	(697)	–	(20)	(63)	–	(780)
Transfers	–	(2)	2	–	–	–
Exchange differences	342	62	90	737	507	1,738
Other changes	59	(10)	25	(62)	–	12

At 31 December 2009	3,915	1,327	3,135	11,552	5,236	25,165

Accumulated depreciation and impairment
At 1 January 2009	(368)	(228)	(886)	(6,614)	(1,532)	(9,628)
Depreciation charge for the year	(82)	(44)	(193)	(1,160)	(169)	(1,648)
Disposals	39	46	90	495	(4)	666
Reclassified to held for sale	46	–	3	30	–	79
Impairment losses recognised	(30)	(1)	(26)	(20)	–	(77)
Exchange differences	(25)	(7)	(42)	(496)	(173)	(743)
Other changes	(30)	5	(11)	22	2	(12)

At 31 December 2009	(450)	(229)	(1,065)	(7,743)	(1,876)	(11,363)

Net carrying amount at 31 December 2009	3,465	1,098	2,070	3,809	3,360	13,802

Cost or fair value
At 1 January 2008	4,701	1,438	2,856	10,957	6,054	26,006
Additions at cost[4]	466	26	327	1,813	353	2,985
Acquisition of subsidiaries	29	–	–	16	–	45
Fair value adjustments	(93)	4	(3)	–	–	(92)
Disposals	(138)	(102)	(41)	(803)	(175)	(1,259)
Reclassified from/(to) held for sale	16	469	(2)	98	–	581
Transfers	–	3	(3)	–	–	–
Exchange differences	(611)	(62)	(214)	(1,876)	(1,685)	(4,448)
Other changes	(244)	(40)	4	115	–	(165)

At 31 December 2008	4,126	1,736	2,924	10,320	4,547	23,653

Accumulated depreciation and impairment
At 1 January 2008	(344)	(175)	(826)	(7,003)	(1,964)	(10,312)
Depreciation charge for the year	(82)	(53)	(184)	(1,201)	(187)	(1,707)
Disposals	7	2	14	537	57	617
Reclassified (from)/to held for sale	1	(18)	–	(30)	–	(47)
Transfers	–	(3)	3	–	–	–
Impairment losses recognised	(30)	(2)	–	(11)	–	(43)
Exchange differences	73	9	107	1,257	561	2,007
Other changes	7	12	–	(163)	1	(143)

At 31 December 2008	(368)	(228)	(886)	(6,614)	(1,532)	(9,628)

Net carrying amount at 31 December 2008	3,758	1,508	2,038	3,706	3,015	14,025

Net carrying amount at 1 January 2008	4,357	1,263	2,030	3,954	4,090	15,694

1	Including assets held on finance leases with a net book value of US$18 million (2008: US$13 million).

2	Including assets held on finance leases with a net book value of US$513 million (2008: US$315 million).

3	Including assets with a net book value of US$36 million (2008: US$28 million) pledged as security for liabilities.

4	At 31 December 2009, HSBC had US$878 million (2008: US$1,498 million) of contractual commitments to acquire property, plant and equipment.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 23

In November 2009, HSBC entered into a contract for the sale and leaseback of 8 Canada Square in London for a consideration of £772.5 million (US$1,271 million). The transaction was effected through the sale of HSBC’s 100 per cent shareholding in Project Maple II B.V. (‘PMII’) which is the legal owner of the building and long leasehold interest in 8 Canada Square.
On completion of the transaction on 30 November 2009, ‘Property, plant and equipment’ of £307 million (US$505 million) and ‘Prepayments and accrued income’ (representing the long leasehold on the land) of £106 million (US$174 million) were derecognised from HSBC’s balance sheet and a gain of £353 million (US$576 million) was recognised within ‘Other operating income’.
Under the terms of the arrangement, HSBC is leasing the building back from PMII for the remaining 17.5 years of the existing 20 year lease. The lease was originally entered into in May 2007, when HSBC had entered into a previous contract for the sale and leaseback of 8 Canada Square to Metrovacesa. The sale to Metrovacesa was not recognised for accounting purposes as HSBC retained a significant interest by virtue of a bridging loan. When HSBC took back ownership of 8 Canada Square in December 2008 by acquiring PMII, a then subsidiary of Metrovacesa, the impact on HSBC’s operating profit for the year ended 31 December 2008 was a net gain of £244 million (US$383 million), comprising a gain of £265 million (US$416 million) included within ‘Other operating income’ and a charge of £21 million (US$33 million) included within ‘Depreciation and impairment of property, plant and equipment’.
Leasehold land and buildings
Leasehold land and buildings are considered to be held under finance lease contracts where the value of the land cannot reliably be separated from the value of the lease and the respective contracts do not meet the criteria for classification as operating leases.
Included within ‘Short leasehold land and buildings’ are the following amounts in respect of assets classed as improvements to buildings, which are carried at depreciated historical cost:

	2009		2008
		Accumulated		Accumulated
	Cost	depreciation	Cost	depreciation
	US$m	US$m	US$m	US$m

At 1 January	1,621	(675)	1,490	(671)
Additions	175	–	314	–
Disposals	(89)	71	(40)	12
Depreciation charge for the year	–	(133)	–	(116)
Impairment loss recognised	–	(24)	–	–
Exchange differences	86	(40)	(141)	100
Other changes	31	(30)	(2)	–

At 31 December	1,824	(831)	1,621	(675)

Net carrying amount at 31 December	993		946

Investment properties
The composition of the investment properties at fair value in the year was as follows:

		Long	Short
	Freehold	leasehold	leasehold
	land and	land and	land and
	buildings	buildings	buildings	Total
	US$m	US$m	US$m	US$m
Fair value
At 1 January 2009	566	188	217	971
Additions at cost	36	–	–	36
Fair value adjustments	(58)	16	18	(24)
Disposals	–	(25)	–	(25)
Exchange differences	57	5	–	62
Other changes	39	–	2	41

At 31 December 2009	640	184	237	1,061

Fair value
At 1 January 2008	925	205	216	1,346
Additions at cost	78	–	–	78
Fair value adjustments	(93)	4	(3)	(92)
Disposals	(2)	–	–	(2)
Transfers	–	–	(1)	(1)
Exchange differences	(196)	(15)	5	(206)
Other changes	(146)	(6)	–	(152)

At 31 December 2008	566	188	217	971

Investment properties are valued on an open market value basis as at 31 December each year by independent professional valuers who have recent experience in the location and type of properties. Investment properties in Hong Kong, the Macau Special Administrative Region and mainland China, which represent more than 35 per cent by value of HSBC’s investment properties subject to revaluation, were valued by an independent valuer who is a member of the Hong Kong Institute of Surveyors and who has recent experience in the locations and categories of the investment properties.
Included within ‘Other operating income’ was rental income of US$81 million (2008: US$23 million; 2007: US$42 million) earned by HSBC on its investment properties. Direct operating expenses of US$2 million (2008: US$2 million; 2007: US$3 million) incurred in respect of the investment properties during the year were recognised in ‘General and administrative expenses’. Direct operating expenses arising in respect of investment properties that did not generate rental income during 2009 amounted to nil (2008 and 2007: nil).
HSBC recognised no contractual obligations to purchase, construct, develop, maintain or enhance investment properties (2008: nil).
HSBC Holdings had no investment properties at 31 December 2009 or 2008.
HSBC properties leased to customers
HSBC properties leased to customers included US$434 million at 31 December 2009 (2008: US$396 million) let under operating leases, net of accumulated depreciation of US$18 million (2008: US$9 million). None was held by HSBC Holdings.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 24
24   Investments in subsidiaries

Principal subsidiaries of HSBC Holdings

	At 31 December 2009
		HSBC’s
	Country of	interest in	Issued
	incorporation	equity capital	equity		Share
	or registration	%	capital		class
Europe
HSBC Asset Finance (UK) Limited	England	100	£265m		Ordinary £1
HSBC Bank A.S.	Turkey	100	TRL652m		A-Common TRL1 B-Common TRL1
HSBC Bank Malta p.l.c.	Malta	70.03	€88m		Ordinary €0.30
HSBC Bank plc	England	100	£797m		Ordinary £1 Preferred Ordinary £1 Series 2 Third Dollar Preference US$0.01 Third Dollar Preference US$0.01
HSBC France	France	99.99	€337m		Shares €5.00
HSBC Bank International Limited	Jersey	100	£1m		Ordinary £1
HSBC Life (UK) Limited	England	100	£94m		Ordinary £1
HSBC Private Banking Holdings (Suisse) S.A.	Switzerland	100	CHF1,363m		Ordinary CHF1,000
HSBC Trinkaus & Burkhardt AG	Germany	78.60	€26m		Shares of no par value value
Marks and Spencer Retail Financial Services Holdings Limited	England	100	£67m		Ordinary £1

Hong Kong
Hang Seng Bank Limited[7]	Hong Kong	62.14	HK$9,559m		Ordinary HK$5.00
HSBC Insurance (Asia) Limited	Hong Kong	100	HK$125m		Ordinary HK$1,000
HSBC Life (International) Limited	Bermuda	100	HK$327m		Ordinary HK$1.00
The Hongkong and Shanghai Banking Corporation Limited	Hong Kong	100	HK$22,494m		Ordinary HK$2.50 CIP[1] US$1.00 CRP[2] US$1.00 NIP[3] US$1.00

Rest of Asia-Pacific
HSBC Bank Australia Limited	Australia	100	A$657m		Ordinary A$1.00 Pref A$10,000
HSBC Bank (China) Company Limited	PRC[4]	100	RMB8,000m		Ordinary CNY1.00
HSBC Bank Malaysia Berhad	Malaysia	100	RM114m		Ordinary RM0.50

Middle East
HSBC Bank Middle East Limited	Jersey	100	US$931m		CRP[2] US$1.00 Ordinary US$1.00
HSBC Bank Egypt S.A.E.	Egypt	94.53	EGP1,509m		Ordinary EGP84.00

North America
The Bank of Bermuda Limited	Bermuda	100	US$30m		Common BMD1.00
HSBC Bank Canada	Canada	100	C$1,225m		Class 1 Pref of NPV[5] Class 2 Pref of NPV[5] Common of NPV
HSBC Bank USA, N.A.	United States	100	US$2m		Common US$100
HSBC Finance Corporation	United States	100	US$3,038m		Common US$0.01
HSBC Securities (USA) Inc.	United States	100	–	[6]	Common US$0.05

Latin America
HSBC Bank Argentina S.A.	Argentina	99.99	ARS1,244m		Ordinary-A ARS1.00 Ordinary-B ARS1.00
HSBC Bank Brasil S.A. – Banco Múltiplo	Brazil	100	BRL3,483m		Ordinary BRL1.14 Ordinary BRL1.89 Ordinary BRL1.17
HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC	Mexico	99.99	MXN4,334m		Ordinary MXN2.00
HSBC Bank (Panama) S.A.	Panama	100	US$10m		Ordinary PAB 1.00

1	Cumulative Irredeemable Preference shares.

2	Cumulative Redeemable Preference shares.

3	Non-cumulative Irredeemable Preference shares.

4	People’s Republic of China.

5	Preference shares of nil par value.

6	Issued equity capital is less than US$1 million.

7	Listed in Hong Kong.

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
All the above make their financial statements up to 31 December except for HSBC Bank Argentina S.A., whose financial statements are made up to 30 June annually.
The principal countries of operation are the same as the countries of incorporation except for HSBC Bank Middle East Limited which operates mainly in the Middle East and HSBC Life (International) Limited which operates mainly in Hong Kong.
Subsidiaries which experience significant restrictions on their ability to transfer funds to HSBC in the form of cash dividends or to repay loans and advances
During 2009 and 2008, none of the Group’s subsidiaries experienced significant restrictions on paying dividends or repaying loans and advances.
Subsidiaries excluding SPEs where HSBC owns less than 50 per cent of the voting rights

	HSBC’s
	interest in
Subsidiary	equity capital	Description of relationship that gives HSBC control
	%
2009
HSBC Private Equity Fund 3	38.8	HSBC has control under IAS 27 because it is the investment adviser/manager of the fund and has a significant equity interest.
2008
HSBC Private Equity Fund 3	38.8	HSBC has control under IAS 27 because it is the investment adviser/manager of the fund and has a significant equity interest.
SPEs consolidated by HSBC where HSBC owns less than 50 per cent of the voting rights

	Carrying value of total
	consolidated assets	Nature of SPE
	US$bn
2009
Barion Funding Limited	4.4	Structured investment conduit
Bryant Park Funding LLC	3.8	Conduit
HSBC Affinity Corporation I	4.9	Securitisation
HSBC Auto Receivables Corporation	1.3	Securitisation
HSBC Corporate Money Fund (Euro)	0.8	Money market fund
HSBC Funding Inc V	5.3	Securitisation
HSBC Home Equity Loan Corporation I	3.1	Securitisation
HSBC Home Equity Loan Corporation II	3.3	Securitisation
HSBC Investor Prime Money Market Fund	10.7	Money market fund
HSBC Receivables Funding, Inc I	5.4	Securitisation
HSBC Receivables Inc Funding II	1.8	Securitisation
HSBC Sterling Liquidity Fund	7.5	Money market fund
HSBC US Dollar Liquidity Fund	23.4	Money market fund
Malachite Funding Limited	4.3	Structured investment conduit
Mazarin Funding Limited	11.3	Structured investment conduit
Metrix Funding Ltd.	3.7	Securitisation
Metrix Securities plc	4.2	Securitisation
Regency Assets Limited	6.8	Conduit
Solitaire Funding Ltd.	12.8	Conduit
Turquoise Receivable Trustee Ltd.	0.5	Securitisation
In addition to the above, HSBC consolidates a number of individually insignificant SPEs with total assets of US$12.1 billion. For further details, see ‘Special Purpose Entities’ on page 181.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 24, 25, 26 and 27

	Carrying value of total
	consolidated assets	Nature of SPE
	US$bn
2008
Barion Funding Limited	4.5	Structured investment conduit
Bryant Park Funding LLC	5.5	Conduit
Cullinan Funding Ltd.	0.4	Structured investment vehicle
HSBC Affinity Corporation I	6.0	Securitisation
HSBC Auto Receivables Corporation	3.5	Securitisation
HSBC Corporate Money Fund (Euro)	0.6	Money market fund
HSBC Home Equity Loan Corporation I	3.5	Securitisation
HSBC Investor Prime Money Market Fund	10.5	Money market fund
HSBC Receivables Funding, Inc I	5.7	Securitisation
HSBC Sterling Liquidity Fund	7.7	Money market fund
HSBC US Dollar Liquidity Fund	25.0	Money market fund
Malachite Funding Limited	4.2	Structured investment conduit
Mazarin Funding Limited	11.5	Structured investment conduit
Metris Receivables Inc.	3.6	Securitisation
Metrix Funding Ltd.	3.6	Securitisation
Metrix Securities plc	4.2	Securitisation
Regency Assets Limited	8.1	Conduit
Solitaire Funding Ltd.	12.1	Conduit
Turquoise Receivable Trustee Ltd.	2.3	Securitisation
In each of the above cases, HSBC has less than 50 per cent of the voting rights, but consolidates because it has the majority of risks and rewards of ownership of the SPE, or the substance of the relationship with the SPE is such that its activities are conducted on behalf of HSBC according to its specific business needs so that HSBC obtains benefit from the SPE’s operation. HSBC also consolidates a number of other individually insignificant SPEs where it owns less than 50 per cent of the voting rights. The consolidation of SPEs sponsored by HSBC is discussed on page 181.
Acquisitions
There were minor acquisitions and increases in investment in subsidiaries which increased goodwill by US$580 million.
25   Other assets

	2009	2008
	US$m	US$m

Bullion	13,757	6,095
Assets held for sale	3,118	2,075
Reinsurers’ share of liabilities under insurance contracts (Note 30)	2,069	2,023
Endorsements and acceptances	9,311	10,482
Other accounts	16,279	17,147

	44,534	37,822

Assets held for sale

	2009	2008
	US$m	US$m
Non-current assets held for sale
Interests in associates	105	2
Property, plant and equipment	1,639	2,007
Investment properties	1	2
Financial assets	1,359	62
Other	14	2

Total assets classified as held for sale	3,118	2,075

Property, plant and equipment
In October 2009, HSBC entered into a contract for the sale of 452 Fifth Avenue and 1W. 39th Street in New York for a combined consideration of US$330 million. Under the terms of the arrangement, HSBC will lease back the entire 452 Fifth Avenue building for one year and certain parts of the building for 10 years. The transaction is expected to complete in the second quarter of 2010. The carrying amount of the property included in assets held for sale at 31 December 2009 was (US$257 million).
In December 2009, HSBC entered into a contract for the sale of 103 Champs Elysées and 15 Rue Vernet in Paris for a combined consideration of EUR 400 million (US$576 million). Under the terms of the arrangement, HSBC will lease the buildings back for a period of 9 years. The carrying amount of the buildings included in assets held for sale at 31 December 2009 was EUR 257 million (US$370 million). The transaction completed on 25 February 2010.
The remaining property, plant and equipment classified as held for sale is the result of repossession of property that had been pledged as collateral by customers. These assets are disposed of within 12 months of acquisition. The majority arose within the geographical segment of North America.
Financial assets
At 31 December 2009, financial assets classified as held for sale included US$972 million of vehicle finance loans and US$366 million of credit card portfolios. These are presented in North America geographical segment.
Neither a gain nor loss was recognised on reclassifying assets as held for sale during the year.
26   Trading liabilities

	2009	2008
	US$m	US$m

Deposits by banks	41,165	36,537
Customer accounts	99,306	113,053
Other debt securities in issue	37,592	31,288
Other liabilities – net short positions in securities	90,067	66,774

	268,130	247,652

At 31 December 2009, the cumulative amount of change in fair value attributable to changes in credit risk was a gain of US$119 million (2008: gain of US$563 million).
27   Financial liabilities designated at fair value

HSBC

	2009	2008
	US$m	US$m

Deposits by banks and customer accounts	6,586	6,618
Liabilities to customers under investment contracts	10,865	9,283
Debt securities in issue (Note 28)	38,208	34,969
Subordinated liabilities (Note 32)	20,180	20,316
Preference shares (Note 32)	4,253	3,401

	80,092	74,587

The carrying amount at 31 December 2009 of financial liabilities designated at fair value was US$1,346 million more than the contractual amount at maturity (2008: US$1,851 million less). The cumulative amount of the change in fair value attributable to changes in credit risk was a gain of US$1,510 million (2008: gain of US$7,978 million).
HSBC Holdings

	2009	2008
	US$m	US$m

Subordinated liabilities (Note 32):
– owed to third parties	12,549	13,321
– owed to HSBC undertakings	4,360	3,068

	16,909	16,389

The carrying amount at 31 December 2009 of financial liabilities designated at fair value was US$769 million more than the contractual amount at maturity (2008: US$969 million less). The cumulative amount of the change in fair value attributable to changes in credit risk was a loss of US$191 million (2008: gain of US$2,638 million).

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 28, 29 and 30
28   Debt securities in issue

	2009	2008
	US$m	US$m

Bonds and medium-term notes	160,295	160,927
Other debt securities in issue	62,401	85,023

	222,696	245,950

Of which debt securities in issue reported as:
– trading liabilities (Note 26)	(37,592)	(31,288)
– financial liabilities designated at fair value (Note 27)	(38,208)	(34,969)

	146,896	179,693

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

	2009	2008
	US$m	US$m
Fixed rate
Secured financing:
0.01% to 3.99%: due 2010 to 2019	5,929	767
4.00% to 4.99%: due 2010 to 2015	1,948	1,590
5.00% to 5.99%: due 2010 to 2021	1,315	2,754
7.00% to 7.99%: due 2010 to 2011	9	14
8.00% to 9.99%: due 2010 to 2028	417	462
10.00% or higher: due 2010	43	–
Other fixed rate senior debt:
0.01% to 3.99%: due 2010 to 2051	22,554	21,790
4.00% to 4.99%: due 2010 to 2046	15,754	13,088
5.00% to 5.99%: due 2010 to 2036	25,619	22,357
6.00% to 6.99%: due 2010 to 2033	11,066	11,176
7.00% to 7.99%: due 2010 to 2039	3,900	4,995
8.00% to 9.99%: due 2010 to 2037	1,737	1,822
10.00% or higher: due 2010 to 2017	280	884

	90,571	81,699

Variable interest rate
Secured financings – 0.01% to 13.99%: due 2010 to 2021	13,971	27,741
FHLB advances – 0.01% to 0.99%: due 2010 to 2036	1,000	3,156
Other variable interest rate senior debt – 0.01% to 12.99%: due 2010 to 2057	50,258	43,849

	65,229	74,746

Structured notes
Interest rate linked	5	348
Equity, equity index or credit-linked	4,490	4,134

	4,495	4,482

Total bonds and medium-term notes	160,295	160,927

HSBC Holdings

	2009	2008
	US$m	US$m
Bonds and medium-term notes
Fixed rate senior debt, unsecured:
4.00% to 4.99%: due 2010 to 2014	1,791	–
6.00% to 6.99%: due 2010 to 2024	1,048	–

	2,839	–

29   Other liabilities

	HSBC		HSBC Holdings
	2009	2008	2009	2008
	US$m	US$m	US$m	US$m

Amounts due to investors in funds consolidated by HSBC	48,193	44,539	–	–
Obligations under finance leases (Note 40)	644	563	–	–
Dividend declared and payable by HSBC Holdings	1,231	1,795	1,231	1,795
Endorsements and acceptances	9,313	10,482	–	–
Other liabilities	9,259	15,005	26	21

	68,640	72,384	1,257	1,816

30   Liabilities under insurance contracts

		Reinsurers’
	Gross	share	Net
	US$m	US$m	US$m

At 31 December 2009 Non-life insurance liabilities Unearned premium provision	833	(135)	698
Notified claims	1,032	(245)	787
Claims incurred but not reported	685	(82)	603
Other	178	(5)	173

	2,728	(467)	2,261

Life insurance liabilities to policyholders
Life (non-linked)	20,979	(771)	20,208
Investment contracts with discretionary participation features[1]	21,014	–	21,014
Life (linked)	8,986	(831)	8,155

	50,979	(1,602)	49,377

Total liabilities under insurance contracts	53,707	(2,069)	51,638

At 31 December 2008
Non-life insurance liabilities
Unearned premium provision	1,136	(159)	977
Notified claims	908	(230)	678
Claims incurred but not reported	368	(41)	327
Other	68	–	68

	2,480	(430)	2,050

Life insurance liabilities to policyholders
Life (non-linked)	17,370	(637)	16,733
Investment contracts with discretionary participation features[1]	17,766	–	17,766
Life (linked)	6,067	(956)	5,111

	41,203	(1,593)	39,610

Total liabilities under insurance contracts	43,683	(2,023)	41,660

1	Though investment contracts with discretionary participation features are financial instruments, HSBC continues to treat them as insurance contracts as permitted by IFRS 4.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 30

The movement of liabilities under insurance contracts during the year was as follows:
Non-life insurance liabilities

		Reinsurers’
	Gross	share	Net
	US$m	US$m	US$m
2009
Unearned premium reserve (‘UPR’)
At 1 January	1,136	(159)	977
Changes in UPR recognised as (income)/expense	(233)	10	(223)

Gross written premiums	1,339	(215)	1,124
Gross earned premiums	(1,572)	225	(1,347)

Exchange differences and other movements	(70)	14	(56)

At 31 December	833	(135)	698

Notified and incurred but not reported claims
At 1 January	1,276	(271)	1,005

Notified claims	908	(230)	678
Claims incurred but not reported	368	(41)	327

Claims paid in current year	(987)	156	(831)
Claims incurred in respect of current year	939	(156)	783
Claims incurred in respect of prior years	342	(2)	340
Exchange differences and other movements	147	(54)	93

At 31 December	1,717	(327)	1,390

Notified claims	1,032	(245)	787
Claims incurred but not reported	685	(82)	603

Other	178	(5)	173

Total non-life insurance liabilities	2,728	(467)	2,261

2008
Unearned premium reserve (‘UPR’)
At 1 January	1,279	(181)	1,098
Changes in UPR recognised as (income)/expense.	(58)	3	(55)

Gross written premiums	1,776	(260)	1,516
Gross earned premiums	(1,834)	263	(1,571)

Exchange differences and other movements	(85)	19	(66)

At 31 December	1,136	(159)	977

Notified and incurred but not reported claims
At 1 January	1,483	(429)	1,054

Notified claims	1,063	(380)	683
Claims incurred but not reported	420	(49)	371

Claims paid in current year	(1,044)	158	(886)
Claims incurred in respect of current year	975	(68)	907
Claims incurred in respect of prior years	69	(15)	54
Exchange differences and other movements	(207)	83	(124)

At 31 December	1,276	(271)	1,005

Notified claims	908	(230)	678
Claims incurred but not reported	368	(41)	327

Other	68	–	68

Total non-life insurance liabilities	2,480	(430)	2,050

Life insurance liabilities to policyholders

		Reinsurers’
	Gross	share	Net
	US$m	US$m	US$m
2009
Life (non-linked)
At 1 January	17,370	(637)	16,733
Benefits paid	(2,098)	159	(1,939)
Increase in liabilities to policyholders	4,669	(98)	4,571
Exchange differences and other movements	1,038	(195)	843

At 31 December	20,979	(771)	20,208

Investment contracts with discretionary participation features
At 1 January	17,766	–	17,766
Benefits paid	(1,818)	–	(1,818)
Increase in liabilities to policyholders	3,934	–	3,934
Exchange differences and other movements[1]	1,132	–	1,132

At 31 December	21,014	–	21,014

Life (linked)
At 1 January	6,067	(956)	5,111
Benefits paid	(325)	21	(304)
Increase in liabilities to policyholders	2,676	146	2,822
Exchange differences and other movements[2]	568	(42)	526

At 31 December	8,986	(831)	8,155

Total liabilities to policyholders	50,979	(1,602)	49,377

2008
Life (non-linked)
At 1 January	14,370	(605)	13,765
Benefits paid	(1,491)	172	(1,319)
Increase in liabilities to policyholders	5,480	(792)	4,688
Exchange differences and other movements	(989)	588	(401)

At 31 December	17,370	(637)	16,733

Investment contracts with discretionary participation features
At 1 January	18,983	–	18,983
Benefits paid	(1,911)	–	(1,911)
Increase in liabilities to policyholders	1,743	–	1,743
Exchange differences and other movements[1]	(1,049)	–	(1,049)

At 31 December	17,766	–	17,766

Life (linked)
At 1 January	6,399	(57)	6,342
Benefits paid	(481)	44	(437)
Increase in liabilities to policyholders	939	(1,442)	(503)
Exchange differences and other movements[2]	(790)	499	(291)

At 31 December	6,067	(956)	5,111

Total liabilities to policyholders	41,203	(1,593)	39,610

1	Includes movement in liabilities relating to discretionary profit participation benefits due to policyholders arising from net unrealised investment gains recognised in other comprehensive income.

2	Includes amounts arising under reinsurance agreements.
The increase in liabilities to policyholders represents the aggregate of all events giving rise to additional liabilities to policyholders in the year. The key factors contributing to the movement in liabilities to policyholders include death claims, surrenders, lapses, liabilities to policyholders created at the initial inception of the policies, the declaration of bonuses and other amounts attributable to policyholders.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 31 and 32
31   Provisions

	2009	2008
	US$m	US$m

At 1 January	1,730	1,958
Additional provisions/increase in provisions[1]	894	738
Provisions utilised	(684)	(624)
Amounts reversed	(225)	(147)
Exchange differences and other movements	250	(195)

At 31 December	1,965	1,730

1	The increase in provisions includes the unwinding of discounts of US$3 million (2008: US$3 million) in relation to vacant space provisions and US$32 million (2008: US$21 million) in relation to Brazilian provisions for civil and fiscal labour claims.
Included within provisions are:
(i)	Provisions for onerous property contracts of US$158 million (2008: US$85 million), of which US$32 million (2008: US$20 million) relates to discounted future costs associated with leasehold properties that became vacant as a consequence of HSBC’s move to Canary Wharf in 2002. The provisions cover rent voids while finding new tenants, shortfalls in expected rent receivable compared with rent payable and the cost of refurbishing the buildings to attract tenants. Uncertainties arise from movements in market rents, delays in finding new tenants and the timing of rental reviews.

(ii)	Labour, civil and fiscal litigation provisions in HSBC’s Brazil operations of US$538 million (2008: US$334 million). These relate to labour and overtime litigation claims brought by employees after leaving the bank. The provisions are based on the expected number of departing employees, their individual salaries and historical trends. The timing of the settlement of these claims is uncertain.

(iii)	Provisions of US$449 million (2008: US$439 million) have been made in respect of costs arising from contingent liabilities and contractual commitments (Note 39), including guarantees of US$56 million (2008: US$35 million) and commitments of US$172 million (2008: US$192 million).
32   Subordinated liabilities

HSBC

	2009	2008
	US$m	US$m

Subordinated liabilities
At amortised cost	30,478	29,433

– subordinated liabilities	23,893	24,618
– preferred securities	6,585	4,815

Designated at fair value (Note 27)	24,433	23,717

– subordinated liabilities	20,180	20,316
– preferred securities	4,253	3,401

	54,911	53,150

Subordinated liabilities
HSBC Holdings	23,048	23,544
Other HSBC	31,863	29,606

	54,911	53,150

HSBC’s subordinated liabilities

		2009	2008
		US$m	US$m

Amounts owed to third parties by HSBC Holdings (see below)		23,048	23,544

Other HSBC subordinated liabilities
€1,400m	5.3687% non-cumulative step-up perpetual preferred securities[1]	1,804	1,532
US$1,350m	9.547% non-cumulative step-up perpetual preferred securities, series 1[1]	1,339	1,337
€800m	Callable subordinated floating rate notes 2016[2]	1,152	1,116
£700m	5.844% non-cumulative step-up perpetual preferred securities[3]	1,136	1,021
US$1,250m	4.61% non-cumulative step-up perpetual preferred securities[1]	1,077	745
US$1,000m	4.625% subordinated notes 2014	1,002	1,001
US$1,000m	5.911% trust preferred securities 2035[4]	993	992
£600m	4.75% subordinated notes 2046	961	863
€750m	5.13% non-cumulative step-up perpetual preferred securities[1]	960	790
US$1,000m	5.875% subordinated notes 2034	950	953
€600m	4.25% callable subordinated notes 2016[5]	904	831
US$900m	10.176% non-cumulative step-up perpetual preferred securities, series 2[1]	900	900
€600m	8.03% non-cumulative step-up perpetual preferred securities[1]	862	834
£500m	8.208% non-cumulative step-up perpetual preferred securities[1]	806	724
£500m	4.75% callable subordinated notes 2020[6]	785	675
£500m	5.375% subordinated notes 2033	776	659
US$750m	Undated floating rate primary capital notes	750	750
US$750m	5.625% subordinated notes 2035	712	715
US$700m	7.00% subordinated notes 2039	688	694
€500m	Callable subordinated floating rate notes 2020[7]	639	567
£350m	Callable subordinated variable coupon notes 2017[8]	608	518
£350m	5% callable subordinated notes 2023[9]	550	481
£350m	5.375% callable subordinated step-up notes 2030[10]	531	461
US$500m	6.00% subordinated notes 2017	521	498
US$500m	Undated floating rate primary capital notes	500	500
£300m	6.5% subordinated notes 2023	483	436
US$450m	Callable subordinated floating rate notes 2016[2]	449	449
£300m	5.862% non-cumulative step-up perpetual preferred securities[3]	412	333
US$400m	Primary capital undated floating rate notes	407	410
US$400m	Primary capital undated floating rate notes (second series)	404	404
US$400m	Primary capital undated floating rate notes (third series)	400	400
CAD400m	4.80% subordinated notes 2022	382	277
£225m	6.25% subordinated notes 2041	363	325
US$300m	6.95% subordinated notes 2011	321	324
US$300m	7.65% subordinated notes 2025	312	384
US$300m	Undated floating rate primary capital notes, series 3	300	300
US$300m	Callable subordinated floating rate notes 2017[11]	299	299
BRL500m	Subordinated certificates of deposit 2016	287	215
US$250m	Non-convertible subordinated obligations 2019	247	–
BRL383m	Subordinated certificates of deposit 2015	220	–
US$250m	7.20% subordinated debentures 2097	213	218
US$200m	7.808% capital securities 2026	200	200
US$200m	8.38% capital securities 2027	200	200
CAD200m	4.94% subordinated debentures 2021	190	163
US$200m	7.75% subordinated notes 2009	–	203
US$200m	6.625% subordinated notes 2009	–	198
	Other subordinated liabilities each less than US$200m	3,868	3,711

		31,863	29,606

		54,911	53,150

Subordinated loan capital is repayable at par on maturity, but some is repayable prior to maturity at the option of the borrower, generally subject to prior notification to the Financial Services Authority and, where relevant, the consent of the local banking regulator, and in certain cases at a premium over par. Interest rates on the floating rate loan capital are related to interbank offered rates. On the remaining subordinated loan capital, interest is payable at fixed rates up to 10.176 per cent.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 32

1	See ‘Step-up perpetual preferred securities’ below, note (a) ‘Guaranteed by HSBC Holdings’.

2	The interest margin on the €800 million and US$450 million callable subordinated floating rate notes 2016 increases by 0.5 per cent from March 2011 and July 2011, respectively.

3	See ‘Step-up perpetual preferred securities’ below, note (b) ‘Guaranteed by HSBC Bank’.

4	The distributions on the trust preferred securities change in November 2015 to three-month dollar LIBOR plus 1.926 per cent.

5	The interest rate on the 4.25 per cent callable subordinated notes changes in March 2011 to three-month EURIBOR plus 1.05 per cent.

6	The interest rate on the 4.75 per cent callable subordinated notes 2020 changes in September 2015 to three-month sterling LIBOR plus 0.82 per cent.

7	The interest margin on the callable subordinated floating rate notes 2020 increases by 0.5 per cent from September 2015.

8	The interest rate on the callable subordinated variable coupon notes 2017 is fixed at 5.75 per cent until June 2012. Thereafter, the rate per annum is the sum of the gross redemption yield of the then prevailing five-year UK gilt plus 1.70 per cent.

9	The interest rate on the 5 per cent callable subordinated notes 2023 changes in March 2018 to become the rate per annum which is the sum of the gross redemption yield of the then prevailing five-year UK gilt plus 1.80 per cent.

10	The interest rate on the 5.375 per cent callable subordinated step-up notes 2030 changes in November 2025 to three-month sterling LIBOR plus 1.50 per cent.

11	The interest margin on the callable subordinated floating rate notes 2017 increases by 0.5 per cent from July 2012.
Footnotes 2, and 4 to 10 relate to notes that are repayable at the option of the borrower on the date of the change of the interest rate, and at subsequent interest rate reset dates and interest payment dates in some cases, subject to prior notification to the Financial Services Authority and, where relevant, the consent of the local banking regulator.
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

The preferred securities are perpetual, but redeemable in 2014, 2010, 2013, 2016, 2030, 2012 and 2015, respectively, at the option of the general partner of the limited partnerships. If not redeemed, the distributions payable step-up and become floating rate or, for the sterling issue, for each successive five-year period the sum of the then five-year benchmark UK gilt plus a margin. There are limitations on the payment of distributions if prohibited under UK banking regulations or other requirements, if a payment would cause a breach of HSBC’s capital adequacy requirements, or if HSBC Holdings has insufficient distributable reserves (as defined).

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

The two issues of non-cumulative step-up perpetual preferred securities (footnote 3) were made by Jersey limited partnerships and are guaranteed, on a subordinated basis, by HSBC Bank. The proceeds of the issues were on-lent to HSBC Bank by the limited partnerships by issue of subordinated notes. The preferred securities qualify as innovative tier 1 capital for HSBC and for HSBC Bank on a solo and consolidated basis and, together with the guarantee, are intended to provide investors with rights to income and capital distributions and distributions upon liquidation of HSBC Bank that are equivalent to the rights they would have had if they had purchased non-cumulative perpetual preference shares of HSBC Bank.

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
HSBC Holdings

	2009	2008
	US$m	US$m
Subordinated liabilities:
– at amortised cost	14,406	14,017
– designated at fair value (Note 27)	16,909	16,389

	31,315	30,406

HSBC Holdings subordinated borrowings

		2009	2008
		US$m	US$m
Amounts owed to third parties
€1,750m	6.0% subordinated notes 2019	2,835	–
US$2,500m	6.5% subordinated notes 2037	2,659	2,669
€1,600m	6.25% subordinated notes 2018	2,306	2,231
US$2,000m	6.5% subordinated notes 2036	2,052	2,052
€1,000m	5.375% subordinated notes 2012	1,549	1,403
£900m	6.375% callable subordinated notes 2022[1]	1,517	1,330
US$1,400m	5.25% subordinated notes 2012	1,488	1,455
US$1,500m	6.8% subordinated notes 2038	1,484	1,484
£750m	7.0% subordinated notes 2038	1,267	1,140
£650m	6.75% subordinated notes 2028	1,043	938
€700m	3.625% callable subordinated notes 2020[2]	1,005	840
£650m	5.75% subordinated notes 2027	1,000	878
US$750m	Callable subordinated floating rate notes 2016[3]	750	750
US$750m	Callable subordinated floating rate notes 2015[4]	750	750
US$488m	7.625% subordinated notes 2032	587	609
£250m	9.875% subordinated bonds 2018[5]	496	441
US$222m	7.35% subordinated notes 2032	260	269
€2,000m	Callable subordinated floating rate notes 2014[6]	–	2,805
US$1,000m	7.5% subordinated notes 2009	–	1,068
€300m	5.5% subordinated notes 2009	–	432

		23,048	23,544

Amounts owed to HSBC undertakings
€1,400m	5.3687% fixed/floating subordinated notes 2043 –
	HSBC Capital Funding (Euro 2) LP	2,042	1,532
US$1,350m	9.547% subordinated step-up cumulative notes 2040 –
	HSBC Capital Funding (Dollar 1) LP	1,339	1,337
US$1,250m	4.61% fixed/floating subordinated notes 2043 –
	HSBC Capital Funding (Dollar 2) LP	1,223	745
€750m	5.13% fixed/floating subordinated notes 2044 –
	HSBC Capital Funding (Euro 3) LP	1,095	790
US$900m	10.176% subordinated step-up cumulative notes 2040 –
	HSBC Capital Funding (Dollar 1) LP	900	900
€600m	8.03% subordinated step-up cumulative notes 2040 –
	HSBC Capital Funding (Euro 1) LP	862	834
£500m	8.208% subordinated step-up cumulative notes 2040 –
	HSBC Capital Funding (Sterling 1) LP	806	724

		8,267	6,862

		31,315	30,406

1	The interest rate on the 6.375 per cent callable subordinated notes 2022 changes in October 2017 to become three-month sterling LIBOR plus 1.3 per cent. The notes may be redeemed at par from October 2017 at the option of the borrower, subject to the prior notification of the FSA.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 33 and 34

2	The interest rate on the 3.625 per cent callable subordinated notes 2020 changes in June 2015 to become three-month EURIBOR plus 0.93 per cent. The notes may be redeemed at par from June 2015 at the option of the borrower, subject to the prior notification of the FSA.

3	The interest margin on the callable subordinated floating rate notes 2016 increases by 0.5 per cent from October 2011. The notes are repayable from their step up date at the option of the borrower, subject to the prior notification of the FSA.

4	On 11 February 2010, HSBC Holdings gave notice to holders of its US$750 million callable subordinated floating rate notes due 2015 that it will call and redeem the notes at par on 16 March 2010.

5	The interest rate on the 9.875 per cent subordinated bonds 2018 changes in April 2013 to become the higher of (i) 9.875 per cent or (ii) the sum of the yield on the relevant benchmark treasury stock plus 2.5 per cent. The bonds may be redeemed in April 2013 at par and redemption has also been allowed from April 1998, subject to the prior notification of the FSA, for an amount based on the redemption yields of the relevant benchmark treasury stocks.

6	In September 2009, HSBC Holdings redeemed its €2,000 million callable subordinated floating rate notes due 2014 at par.
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
HSBC

	At 31 December 2009
		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
Assets
Financial assets designated at fair value	3,786	33,395	37,181
Loans and advances to banks	172,916	6,865	179,781
Loans and advances to customers	381,967	514,264	896,231
Financial investments	134,824	234,334	369,158
Other financial assets	26,189	7,383	33,572

	719,682	796,241	1,515,923

Liabilities
Deposits by banks	118,308	6,564	124,872
Customer accounts	1,114,149	44,885	1,159,034
Financial liabilities designated at fair value	4,666	75,426	80,092
Debt securities in issue	83,590	63,306	146,896
Other financial liabilities	67,061	3,606	70,667
Subordinated liabilities	369	30,109	30,478

	1,388,143	223,896	1,612,039

	At 31 December 2008
		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
Assets
Financial assets designated at fair value	4,735	23,798	28,533
Loans and advances to banks	146,268	7,498	153,766
Loans and advances to customers	407,582	525,286	932,868
Financial investments	111,027	189,208	300,235
Other financial assets	27,642	6,308	33,950

	697,254	752,098	1,449,352

Liabilities
Deposits by banks	123,835	6,249	130,084
Customer accounts	1,083,426	31,901	1,115,327
Financial liabilities designated at fair value	7,368	67,219	74,587
Debt securities in issue	107,094	72,599	179,693
Other financial liabilities	70,898	4,860	75,758
Subordinated liabilities	745	28,688	29,433

	1,393,366	211,516	1,604,882

HSBC Holdings

	At 31 December 2009
		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
Assets
Loans and advances to HSBC undertakings	18,067	5,145	23,212
Financial investments	–	2,455	2,455
Other financial assets	4	–	4

	18,071	7,600	25,671

Liabilities
Amounts owed to HSBC undertakings	277	3,434	3,711
Financial liabilities designated at fair value	–	16,909	16,909
Debt securities in issue	–	2,839	2,839
Other financial liabilities	1,240	17	1,257
Subordinated liabilities	–	14,406	14,406

	1,517	37,605	39,122

	At 31 December 2008
		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
Assets
Loans and advances to HSBC undertakings	4,842	6,962	11,804
Financial investments	–	2,629	2,629
Other financial assets	25	–	25

	4,867	9,591	14,458

Liabilities
Amounts owed to HSBC undertakings	176	3,866	4,042
Financial liabilities designated at fair value	1,500	14,889	16,389
Other financial liabilities	1,805	11	1,816
Subordinated liabilities	–	14,017	14,017

	3,481	32,783	36,264

34   Foreign exchange exposures

Structural foreign exchange exposures
HSBC’s structural foreign exchange exposures are represented by the net asset value of its foreign exchange equity and subordinated debt investments in subsidiaries, branches, joint ventures and associates with non-US dollar functional currencies. Gains or losses on structural foreign exchange exposures are recognised in other comprehensive income. HSBC’s management of its structural foreign exchange exposures is discussed in the ‘Report of the Directors: Risk’ on page 257.
In its separate financial statements, HSBC Holdings recognises its foreign exchange gains and losses on structural foreign exchange exposures in the income statement.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 34, 35, 36 and 37
Net structural foreign exchange exposures

	2009	2008
	US$m	US$m

Currency of structural exposure
Euro	25,284	23,137
Pound sterling	21,369	15,319
Chinese renminbi	13,398	11,927
Mexican pesos	5,393	4,127
Brazilian reais	5,234	3,381
Hong Kong dollars	3,842	3,929
Indian rupees	3,836	3,252
Canadian dollars	3,620	3,423
Swiss francs	2,910	2,192
UAE dirhams	2,209	3,472
Turkish lira	1,741	1,505
Korean won	1,412	1,243
Malaysian ringgit	1,300	1,148
Indonesian rupiah	1,057	221
Australian dollars	1,017	690
Argentine pesos	675	510
Saudi riyals	657	530
Egyptian pounds	561	517
Singapore dollars	556	534
Taiwanese dollars	547	485
Vietnamese dong	505	483
Philippine pesos	473	445
Qatari rial	384	272
Costa Rican colon	375	378
Thai baht	357	404
Russian rouble	295	268
Honduran lempira	282	341
Chilean pesos	230	176
Japanese yen	228	263
Colombian pesos	220	185
Omani rial	210	210
South African rand	201	151
New Zealand dollars	161	124
Jordanian dinar	159	147
Algerian dinar	146	27
Sri Lankan rupee	141	96
Brunei dollars	132	91
Bahraini dinar	85	114
Others, each less than US$100 million.	587	518

Total	101,789	86,235

Shareholders’ equity would decrease by US$2,222 million (2008: US$1,830 million) if euro and sterling foreign currency exchange rates weakened by 5 per cent relative to the US dollar.
35   Assets charged as security for liabilities and collateral accepted as security for assets

Financial assets pledged to secure liabilities were as follows:

	Assets pledged at 31 December
	2009	2008
	US$m	US$m

Treasury bills and other eligible securities	3,970	3,434
Loans and advances to banks	6,767	6,949
Loans and advances to customers	77,699	70,209
Debt securities	203,766	185,224
Equity shares	7,305	4,326
Other	646	439

	300,153	270,581

These transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.

Collateral accepted as security for assets
The fair value of assets accepted as collateral that HSBC is permitted to sell or repledge in the absence of default is US$362,560 million (2008: US$290,469 million). The fair value of any such collateral that has been sold or repledged was US$215,940 million (2008: US$159,256 million). HSBC is obliged to return equivalent securities.
These transactions are conducted under terms that are usual and customary to standard securities borrowing and reverse repurchase agreements.
36   Minority interests

	2009	2008
	US$m	US$m

Minority interests attributable to holders of ordinary shares in subsidiaries	4,665	4,227
Preference shares issued by subsidiaries	2,697	2,411

	7,362	6,638

Preference shares issued by subsidiaries

		2009	2008
		US$m	US$m

US$575m	6.36% non-cumulative preferred stock, Series B1	559	559
US$518m	Floating rate non-cumulative preferred stock, Series F2	518	518
US$374m	Floating rate non-cumulative preferred stock, Series G3	374	374
US$374m	6.50% non-cumulative preferred stock, Series H3	374	374
CAD250m	Non-cumulative 5 year rate reset class 1 preferred shares, Series E4	238	–
CAD175m	Non-cumulative redeemable class 1 preferred shares, Series C5	167	143
CAD175m	Non-cumulative class 1 preferred shares, Series D5	167	143
US$150m	Depositary shares each representing 25% interest in a share of adjustable-rate cumulative preferred stock, Series D6	150	150
US$150m	Cumulative preferred stock[7]	150	150

		2,697	2,411

1	The Series B preferred stock is redeemable at the option of HSBC Finance Corporation, in whole or in part, from 24 June 2010 at par.

2	The Series F preferred stock is redeemable at par at the option of HSBC USA Inc., in whole or in part, on any dividend payment date on or after 7 April 2010.

3	The Series G and Series H preferred stock are redeemable at par at the option of HSBC USA Inc., in whole or in part, at any time from 1 January 2011 and 1 July 2011, respectively.

4	The Series E preferred shares are redeemable at par at the option of HSBC Bank Canada, in whole or in part from 30 June 2014.

5	The Series C and Series D preferred shares are redeemable at a declining premium above par at the option of HSBC Bank Canada, in whole or in part, from 30 June 2010 and 31 December 2010, respectively.

6	The preferred stock has been redeemable at the option of HSBC USA Inc., in whole or in part, from 1 July 1999 at par.

7	The preferred stock has been redeemable at the option of HSBC USA Inc., in whole or in part, from 1 October 2007 at par.
All redemptions are subject to prior notification to the Financial Services Authority and, where relevant, the local banking regulator.
37   Called up share capital and other equity instruments

Authorised
The concept of authorised share capital was abolished under the UK Companies Act 2006 with effect from 1 October 2009 and consequential amendments to the Company’s Articles of Association were approved by shareholders at the 2009 Annual General Meeting.
At 31 December 2008, the authorised ordinary share capital of HSBC Holdings was US$7,500 million divided into 15,000 million ordinary shares of US$0.50 each.
At 31 December 2008, the authorised preference share capital of HSBC Holdings was 10 million non-cumulative preference shares of £0.01 each, 10 million non-cumulative preference shares of US$0.01 each, and 10 million non-cumulative preference shares of €0.01 each.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 37
At 31 December 2008, the authorised non-voting deferred share capital of HSBC Holdings was £301,500 divided into 301,500 non-voting deferred shares of £1 each.
Issued

	2009	2008
	US$m	US$m

HSBC Holdings ordinary shares[1]	8,705	6,053

	Number	US$m

HSBC Holdings ordinary shares[1]
At 1 January 2009	12,105,265,082	6,053
Shares issued under HSBC employee share plans	7,476,952	4
Shares issued in lieu of dividends	235,225,669	118
Shares issued in respect of rights issue[2]	5,060,239,065	2,530

At 31 December 2009	17,408,206,768	8,705

At 1 January 2008	11,829,052,317	5,915
Shares issued under HSBC Finance share plans	65,198	–
Shares issued under HSBC employee share plans	40,578,468	20
Shares issued in lieu of dividends	235,569,099	118

At 31 December 2008	12,105,265,082	6,053

1 All ordinary shares in issue confer identical rights in respect of capital, dividends, voting and otherwise.
2 See Note 41 for details of the rights issue.

	Number	US$m

HSBC Holdings non-cumulative preference shares of US$0.01 each

At 1 January 2009 and 31 December 2009	1,450,000	–

At 1 January 2008 and 31 December 2008	1,450,000	–

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
HSBC Holdings non-voting deferred shares
The 301,500 non-voting deferred shares were in issue throughout 2008 and 2009 and are held by a subsidiary of HSBC Holdings. Holders of the non-voting deferred shares are not entitled to receive dividends on these shares. On winding-up or other return of capital, holders are entitled to receive the amount paid up on their shares after distribution to ordinary shareholders of £10 million in respect of each ordinary share held by them.

Other equity instruments
On 9 April 2008, HSBC Holdings issued, in bearer form, 88 million 8.125 per cent Perpetual Subordinated Capital Securities (‘Capital Securities’), each with a par value of US$25 and with an aggregate nominal value of US$2,200 million. The securities were issued at par value, raising US$2,133 million, net of issuance costs. The Capital Securities were issued to support the development of and to strengthen further HSBC’s capital base. Coupon payments on the Capital Securities are paid quarterly in arrears from 15 July 2008 and may be deferred at the discretion of HSBC Holdings. The Capital Securities have no fixed maturity and are redeemable at HSBC’s option on or after 15 April 2013 at their principal amounts together with any accrued, unpaid and deferred coupon payments. While any coupon payments are unpaid or deferred, HSBC Holdings will not declare, pay dividends or make distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. At the Company’s discretion, and subject to certain conditions being satisfied, the Capital Securities may be exchanged on any coupon payment date for non-cumulative preference shares to be issued by HSBC Holdings and which would rank pari passu with the dollar preference shares in issue at 2 March 2009. The preference shares will be issued at a nominal value of US$0.01 per share and a premium of US$24.99 per share, with both such amounts being subscribed and fully paid.
Shares under option
Details of the options outstanding to subscribe for HSBC Holdings ordinary shares under the HSBC Holdings Group Share Option Plan, HSBC Holdings Executive Share Option Scheme, the HSBC Share Plan and HSBC Holdings savings-related share option plans are given in Note 10. In aggregate, options outstanding under these plans were as follows:

Number of
HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2009[1]	270,742,989	2010 to 2015	£3.3116 – 8.4024
	50,938,242	2010 to 2015	HK$37.8797 – 94.5057
	3,283,710	2010 to 2015	€3.6361 – 9.5912
	12,073,216	2010 to 2015	US$4.8876 – 12.0958

31 December 2008	211,226,573	2009 to 2015	£5.3496 – 9.642
	11,344,167	2009 to 2014	HK$103.4401 – 108.4483
	1,304,119	2009 to 2014	€8.6720 – 11.0062
	7,382,145	2009 to 2014	US$13.3290 – 14.7478

31 December 2007	240,726,775	2008 to 2015	£5.3496 – 9.642
	12,839,412	2008 to 2013	HK$103.4401 – 108.4483
	823,472	2008 to 2013	€10.4217 – 11.0062
	6,324,920	2008 to 2013	US$13.3290 – 14.7478

1	During 2009, the number and prices of unexercised share options were adjusted for the rights issue.
HSBC France and subsidiary company plans
Following the acquisition of HSBC France in 2000, outstanding employee share options over HSBC France shares vested. On exercise of the options, the HSBC France shares are exchangeable for HSBC Holdings ordinary shares. As a consequence of the rights issue, the ratio of HSBC Holdings ordinary shares exchangeable for each HSBC France share was adjusted from 13 to 14.917916.
During 2009, no HSBC France shares were issued following the exercise of employee share options (2008: 221,154) and no shares were exchanged for HSBC Holdings ordinary shares (2008: 2,875,002 HSBC Holdings ordinary shares). During 2009, 183,627 options over HSBC France shares lapsed (2008: nil). At 31 December 2009, the HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 9,963,718 (2008: 8,790,276) HSBC Holdings ordinary shares which may be exchanged for HSBC France shares arising from the exercise of options.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 37 and 38

HSBC France options effectively outstanding over HSBC Holdings ordinary shares under this arrangement were as follows:

	Number of
	HSBC France
	shares exchangeable
	for HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2009	604,250	2010	€142.50
31 December 2008	787,877	2009 to 2010	€81.71 – 142.50
31 December 2007	1,009,031	2008 to 2010	€73.48 – 142.50
HSBC Private Bank France plan
There are also outstanding options over the shares of HSBC Private Bank France, a subsidiary of HSBC France.
On exercise of the options, the HSBC Private Bank France shares are exchangeable for HSBC Holdings ordinary shares. As a consequence of the rights issue, the ratio of HSBC Holdings ordinary shares exchangeable for each HSBC Private Bank France share was adjusted from 1.83 to 2.099984. During 2009, 33,456 (2008: 7,000) HSBC Private Bank France shares were issued following the exercise of employee share options and exchanged for 70,248 (2008: 12,810) HSBC Holdings ordinary shares, such shares being delivered from The CCF Employee Benefit Trust 2001 (Private Banking France). During 2009, 9,000 options over HSBC Private Bank France shares lapsed (2008: nil). At 31 December 2009, The CCF Employee Benefit Trust 2001 (Private Banking France) held 998,783 (2008: 943,142) HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of options.
HSBC Private Bank France options effectively outstanding over HSBC Holdings ordinary shares under this arrangement were as follows:

	Number of HSBC
	Private Bank France
	shares exchangeable
	for HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2009	291,520	2010 to 2012	€12.44 – 22.22
31 December 2008	333,976	2009 to 2012	€10.84 – 22.22
31 December 2007	340,976	2008 to 2012	€10.84 – 22.22
HSBC Finance
Following the acquisition of HSBC Finance in 2003, all outstanding options and equity-based awards over HSBC Finance common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for HSBC Finance (2.675 HSBC Holdings ordinary shares for each HSBC Finance common share) and the exercise prices per share adjusted accordingly. During 2009, 20,000 options (2008: 327,635) over HSBC Holdings ordinary shares were exercised and 20,000 (2008: 169,138) HSBC Holdings ordinary shares delivered from The HSBC (Household) Employee Benefit Trust 2003 to satisfy the exercise of these options. During 2009, options over 5,606,714 (2008: 718,793) HSBC Holdings ordinary shares lapsed. In April 2009, 195,000 ADSs held in the Trust were cancelled, increasing the number of HSBC Holdings ordinary shares held by 975,000. At 31 December 2009, the Trust held a total of 2,642,279 (2008: 1,687,279) HSBC Holdings ordinary shares and 1,455 (2008: 196,455) ADSs, which may be used to satisfy the exercise of these options and equity-based awards under the HSBC Finance share plans. Each ADS represents five HSBC Holdings ordinary shares.
Options (and, in 2008 and 2007, equity-based awards) outstanding over HSBC Holdings ordinary shares under the HSBC Finance share plans were as follows:

	Number of
	HSBC Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2009[1]	18,105,959	2010 to 2012	US$	9.29 – 18.62
31 December 2008	20,681,582	2009 to 2012	US$	10.66 – 21.37
31 December 2007	21,728,010	2008 to 2012	nil – US$21.37

1	During 2009, the number and prices of unexercised share options were adjusted for the rights issue.

Bank of Bermuda plan
Following the acquisition of Bank of Bermuda in 2004, all outstanding employee share options over Bank of Bermuda shares were converted into rights to receive HSBC Holdings ordinary shares based on the consideration of US$40 for each Bank of Bermuda share and the average closing price of HSBC Holdings ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days preceding the closing date of the acquisition. During 2009, options over 18,153 HSBC Holdings ordinary shares were exercised (2008: 12,847) and satisfied by delivery from the HSBC (Bank of Bermuda) Employee Benefit Trust 2004. During 2009, options over 24,673 (2008: 95,915) HSBC Holdings ordinary shares lapsed. At 31 December 2009, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 2,113,611 (2008: 1,877,056) HSBC Holdings ordinary shares which may be used to satisfy the exercise of options.
Options outstanding over HSBC Holdings ordinary shares under the Bank of Bermuda share plans were as follows:

	Number of HSBC
	Holdings
	ordinary shares	Period of exercise	Exercise price

31 December 2009[1]	2,481,702	2010 to 2013	US$	6.13 – 15.99
31 December 2008	2,205,321	2009 to 2013	US$	7.04 – 18.35
31 December 2007	2,314,083	2008 to 2013	US$	7.04 – 18.35

1	During 2009, the number and prices of unexercised share options were adjusted for the rights issue.
Maximum obligation to deliver HSBC Holdings ordinary shares
At 31 December 2009, the maximum obligation to deliver HSBC Holdings ordinary shares under all of the above option arrangements, together with awards of Performance Shares and Restricted Shares under the HSBC Holdings Restricted Share Plan 2000 and the HSBC Share Plan, was 559,960,290 (2008: 400,887,713). The total number of shares at 31 December 2009 held by employee benefit trusts that may be used to satisfy such obligations to deliver HSBC Holdings ordinary shares was 134,903,061 (2008: 164,985,811).
38   Notes on the statement of cash flows

Non-cash items included in profit before tax

	HSBC			HSBC Holdings
	2009	2008	2007	2009	2008
	US$m	US$m	US$m	US$m	US$m

Depreciation, amortisation and impairment	2,538	13,367	2,522	5,947	3,601
Gains arising from dilution of interests in associates	–	–	(1,092)	–	–
Revaluations on investment property	24	92	(152)	–	–
Share-based payment expense	683	819	870	21	14
Loan impairment losses gross of recoveries and other credit risk provisions	27,378	25,771	18,247	–	–
Provisions	669	591	989	–	–
Impairment of financial investments	358	1,042	42	–	–
Charge for defined benefit plans	192	490	727	–	–
Accretion of discounts and amortisation of premiums	(458)	(867)	(452)	6	4

	31,384	41,305	21,701	5,974	3,619

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 38 and 39

Change in operating assets

	HSBC			HSBC Holdings
	2009	2008	2007	2009	2008
	US$m	US$m	US$m	US$m	US$m

Change in loans to HSBC undertakings	–	–	–	(11,408)	3,129
Change in prepayments and accrued income	3,198	4,178	(5,069)	(44)	166
Change in net trading securities and net derivatives	15,388	(23,293)	(4,972)	352	(16)
Change in loans and advances to banks	(30,354)	22,596	(8,922)	–	–
Change in loans and advances to customers	6,149	7,279	(131,886)	–	–
Change in financial assets designated at fair value	(8,911)	12,757	(13,360)	2	(12)
Change in other assets	(6,273)	(5,394)	(12,329)	21	(4)

	(20,803)	18,123	(176,538)	(11,077)	3,263

Change in operating liabilities

	HSBC			HSBC Holdings
	2009	2008	2007	2009	2008
	US$m	US$m	US$m	US$m	US$m

Change in accruals and deferred income	(2,258)	(6,169)	5,119	131	138
Change in deposits by banks	(5,216)	(3,038)	32,594	–	–
Change in customer accounts	41,983	32,372	199,806	–	–
Change in debt securities in issue	(32,797)	(67,152)	(12,489)	21	–
Change in financial liabilities designated at fair value	7,430	(15,352)	12,304	2,411	(2,299)
Change in other liabilities	5,503	(4,074)	12,761	(523)	126

	14,645	(63,413)	250,095	2,040	(2,035)

Cash and cash equivalents

	HSBC			HSBC Holdings
	2009	2008	2007	2009	2008
	US$m	US$m	US$m	US$m	US$m

Cash at bank with HSBC undertakings	–	–	–	224	443
Cash and balances at central banks	60,655	52,396	21,765	–	–
Items in the course of collection from other banks	6,395	6,003	9,777	–	–
Loans and advances to banks of one month or less	160,673	165,066	232,320	–	–
Treasury bills, other bills and certificates of deposit less than three months	28,777	62,639	41,819	–	–
Less: items in the course of transmission to other banks	(5,734)	(7,232)	(8,672)	–	–

Total cash and cash equivalents	250,766	278,872	297,009	224	443

Interest and dividends

	HSBC			HSBC Holdings
	2009	2008	2007	2009	2008
	US$m	US$m	US$m	US$m	US$m

Interest paid	(29,030)	(60,342)	(63,626)	(2,513)	(2,525)
Interest received	74,062	107,019	103,393	1,560	1,619
Dividends received	1,023	1,876	1,833	7,488	10,779

39  Contingent liabilities, contractual commitments and guarantees

	HSBC		HSBC Holdings
	2009	2008	2009	2008
	US$m	US$m	US$m	US$m

Guarantees and contingent liabilities
Guarantees and irrevocable letters of credit pledged as collateral security	73,385	72,895	35,073	47,341
Other contingent liabilities	174	259	–	–

	73,559	73,154	35,073	47,341

Commitments
Documentary credits and short-term trade-related transactions	9,066	9,789	–	–
Forward asset purchases and forward forward deposits placed	192	197	–	–
Undrawn formal standby facilities, credit lines and other commitments to lend	548,792	594,036	3,240	3,241

	558,050	604,022	3,240	3,241

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
Guarantees
HSBC provides guarantees and similar undertakings on behalf of both third-party customers and other entities within the HSBC Group. These guarantees are generally provided in the normal course of HSBC’s banking business. The principal types of guarantees provided, and the maximum potential amount of future payments which HSBC could be required to make at 31 December 2009, were as follows:

	At 31 December 2009		At 31 December 2008
		Guarantees		Guarantees
		by HSBC		by HSBC
		Holdings		Holdings
	Guarantees in	in favour of	Guarantees	in favour of
	favour of	other HSBC	in favour of	other HSBC
	third parties	Group entities	third parties	Group entities
	US$m	US$m	US$m	US$m
Guarantee type
Financial guarantees and similar contracts[1]	23,558	35,073	20,879	47,341
Standby letters of credit that are financial guarantee contracts[2]	10,712	–	11,171	–
Other direct credit substitutes[3]	4,676	–	4,613	–
Performance bonds[4]	14,468	–	15,304	–
Bid bonds[4]	728	–	627	–
Standby letters of credit related to particular transactions[4]	4,944	–	4,791	–
Other transaction-related guarantees[4]	13,577	–	15,028	–
Other items	722	–	482	–

	73,385	35,073	72,895	47,341

1	Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss incurred because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Similar contracts are contracts that provide protection against credit risk on a specified exposure but do not meet the definition of financial guarantees. The amounts in the above table are nominal principal amounts.

2	Standby letters of credit which are financial guarantee contracts are irrevocable obligations on the part of HSBC to pay third parties when customers fail to make payments when due.

3	Other direct credit substitutes include re-insurance letters of credit and trade-related letters of credit issued without provision for the issuing entity to retain title to the underlying shipment.

4	Performance bonds, bid bonds, standby letters of credit and other transaction-related guarantees are undertakings by which the obligation on HSBC to make payment depends on the outcome of a future event.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 39 and 40

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
Financial Services Compensation Scheme
The UK Financial Services Compensation Scheme (‘FSCS’) has provided compensation to consumers following the collapse of a number of deposit takers such as Bradford & Bingley plc, Heritable Bank plc, Kaupthing Singer & Friedlander Limited, Landsbanki ‘Icesave’, London Scottish Bank plc and Dunfermline Building Society. The compensation paid out to consumers is currently funded through loans from the Bank of England and HM Treasury. HSBC Bank plc (‘the bank’) could be liable to pay a proportion of the outstanding borrowings that the FSCS has borrowed from HM Treasury which at 30 September 2009 stood at US$32 billion. The bank is also obligated to pay its share of forecast management expenses based on the bank’s market share of deposits protected under the FSCS. The bank expensed US$212 million at 31 December 2009 in respect of the share of forecast management expense, including interest costs, for the 2008/9, 2009/10 and 2010/11 levy years. The fee in respect of the 2008/9 levy year was paid during the second half of 2009.
At 31 December 2009, the bank accrued US$182 million in respect of the 2009/10 and 2010/11 levy years, based on the bank’s estimated share of total market protected deposits at 31 December 2008 and 2009, respectively.
At 31 December 2008, the bank had accrued US$125 million in respect of the 2008/9 and 2009/10 levy years, based on the bank’s estimated share of total market protected deposits at 31 December 2007 and 2008, respectively.
However, the ultimate FSCS levy to the industry as a result of the 2008 collapses cannot currently be estimated reliably as it is dependent on various uncertain factors including the potential recoveries of assets by the FSCS and changes in the interest rate, the level of protected deposits and the population of FSCS members at the time.
Sales of Payment Protection Insurance
On 1 July 2008 the Financial Ombudsman Service (‘FOS’) wrote to the FSA to draw to its attention under the ‘Wider Implications’ process the issues arising from past payment protection insurance (‘PPI’) sales. The FOS considered that there was evidence of widespread and regular failure on the part of many firms to comply with the FSA’s rules and insurance law in the sale of PPI and that, in the circumstances, simply allowing consumers individually to bring complaints was not the right way to tackle what it regarded as a systemic problem. The FOS therefore called upon the FSA to frame and implement an appropriate regulatory solution which would ensure that firms took appropriate and proportionate remedial action.
On 29 September 2009, the FSA published a Consultation Paper (‘CP (09/23)’) setting out proposals, and draft Rules and Guidance, on how firms should assess PPI complaints and, where they up-held such complaints, calculate redress. At the same time, it also published an open letter to eight trade associations, including the British Bankers Association, setting out what it considered to be common failings by firms in sales of PPI. When announcing the publication of CP (09/23), the FSA also reported that it had obtained agreement from firms representing 40 per cent of the market for face to face single premium PPI sales to review all such sales since July 2007. No HSBC subsidiary or associate was included in that group of firms.
The Consultation Paper anticipated new FSA rules and guidance covering how firms should deal with PPI complaints with effect from the beginning of 2010. However, the FSA subsequently announced that, owing to the large number of responses it had received to the Consultation Paper, this date would be deferred to give it sufficient opportunity to fully consider those responses.
On 2 February 2010, the FSA stated that the course of action it will take in relation to PPI remains under consideration and that no final decision on the matter has yet been taken. The precise form and content of the FSA’s final rules and guidance in relation to PPI complaint handling therefore remains unclear at this stage. In the circumstances, it is not possible for HSBC to determine what impact, if any, the FSA’s proposals will eventually have.
In December 2007, HSBC decided to cease selling PPI (but not short-term income protection products) under its HSBC, first direct and M&S Money brands. A phased withdrawal was completed across these brands and channels in

2008. HFC Bank Limited (‘HFC’) ceased selling single premium PPI in 2008 and sales of regular premium PPI will reduce as HFC exits its remaining retail relationships.
Commitments
In addition to the commitments disclosed on page 463, at 31 December 2009, HSBC had US$1,359 million (2008: US$1,541 million) of capital commitments contracted but not provided for and US$227 million (2008: US$267 million) of capital commitments authorised but not contracted for.
Associates
HSBC’s share of associates’ contingent liabilities amounted to US$19,770 million at 31 December 2009 (2008: US$17,943 million). No matters arose where HSBC was severally liable.
40  Lease commitments

Finance lease commitments
HSBC leases land and buildings (including branches) and equipment from third parties under finance lease arrangements to support its operations.

	2009			2008
			Present value			Present value
	Total future	Future	of finance	Total future	Future	of finance
	minimum	interest	lease	minimum	interest	lease
	payments	charges	commitments	payments	charges	commitments
	US$m	US$m	US$m	US$m	US$m	US$m

Lease commitments:
– no later than one year	103	(29)	74	55	(28)	27
– later than one year and no later than five years	249	(116)	133	188	(130)	58
– later than five years	619	(182)	437	736	(258)	478

	971	(327)	644	979	(416)	563

At 31 December 2009, future minimum sublease payments of US$512 million (2008: US$458 million) are expected to be received under non-cancellable subleases at the balance sheet date.
Operating lease commitments
At 31 December 2009, HSBC was obligated under a number of non-cancellable operating leases for properties, plant and equipment on which the future minimum lease payments extend over a number of years.

	2009		2008
	Land and		Land and
	buildings	Equipment	buildings	Equipment
	US$m	US$m	US$m	US$m

Future minimum lease payments under non-cancellable operating leases:
– no later than one year	846	11	757	9
– later than one year and no later than five years	2,253	11	1,791	9
– later than five years	2,534	–	1,573	–

	5,633	22	4,121	18

In 2009, US$1,100 million (2008: US$861 million; 2007: US$849 million) was charged to ‘General and administrative expenses’ in respect of lease and sublease agreements, of which US$833 million (2008: US$635 million; 2007: US$838 million) related to minimum lease payments, US$16 million (2008: US$22 million; 2007: US$8 million) to contingent rents, and US$251 million (2008: US$204 million; 2007: US$3 million) to sublease payments.
The contingent rent represents escalation payments made to landlords for operating, tax and other escalation expenses.
Finance lease receivables
HSBC leases a variety of assets to third parties under finance leases, including transport assets (such as aircraft), property and general plant and machinery. At the end of lease terms, assets may be sold to third parties or leased for

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 40, 41 and 42

further terms. Lessees may participate in any sales proceeds achieved. Lease rentals arising during the lease terms will either be fixed in quantum or be varied to reflect changes in, for example, tax or interest rates. Rentals are calculated to recover the cost of assets less their residual value, and earn finance income.

	2009			2008
	Total future	Unearned		Total future	Unearned
	minimum	finance	Present	minimum	finance	Present
	payments	income	value	payments	income	value
	US$m	US$m	US$m	US$m	US$m	US$m

Lease receivables:
– no later than one year	2,874	(328)	2,546	3,013	(389)	2,624
– later than one year and no later than five years	9,525	(1,061)	8,464	8,783	(1,186)	7,597
– later than five years	6,902	(1,737)	5,165	8,114	(2,334)	5,780

	19,301	(3,126)	16,175	19,910	(3,909)	16,001

At 31 December 2009, unguaranteed residual values of US$230 million (2008: US$197 million) had been accrued, and the accumulated allowance for uncollectible minimum lease payments receivable amounted to US$21 million (2008: US$21 million).
During the year, no contingent rents were received (2008: US$10 million) and recognised in the income statement.
Operating lease receivables
HSBC leases a variety of different assets to third parties under operating lease arrangements, including transport assets (such as rolling stock), property and general plant and machinery.

	2009		2008
	Land and		Land and
	buildings	Equipment	buildings	Equipment
	US$m	US$m	US$m	US$m
Future minimum lease payments under non-cancellable operating leases:
– no later than one year	37	857	37	678
– later than one year and no later than five years	21	917	31	625
– later than five years	23	447	21	110

	81	2,221	89	1,413

At 31 December 2009, future minimum sublease payments of US$21 million (2008: nil) are expected to be received under non-cancellable subleases at the balance sheet date.
41  Rights issue

On 2 March 2009, HSBC Holdings announced its proposal to raise £12.5 billion (US$17.8 billion), net of expenses, by way of a fully underwritten rights issue. Under the proposal, HSBC offered its shareholders the opportunity to acquire 5 new ordinary shares for every 12 ordinary shares at a price of 254 pence per new ordinary share. For shareholders on the Hong Kong and Bermuda Overseas Branch Registers this offer was expressed in Hong Kong dollars and US dollars, respectively, fixed at published exchange rates on 27 February 2009. The proposal was subject to authorisation by the shareholders which was obtained at a general meeting held on 19 March 2009. The offer period commenced on 20 March 2009 and closed for acceptance on 3 April 2009. Dealing in the new shares began on 6 April 2009.
For details of called-up share capital and other equity instruments see Note 37.
Merger reserve
As part of the arrangement for the rights issue, HSBC Holdings entered into a share-for-share exchange with Chinnery Limited, thereby availing itself of Statutory Share Premium Relief under Section 612 of the Companies Act 2006. The nominal value of the new shares issued was credited to share capital and the remaining consideration was credited to the merger reserve and translated into US dollars at the foreign exchange rate on that date.

Share options and share awards
The Remuneration Committee agreed to make adjustments to all unexercised share options and share awards under HSBC’s various share plans and share schemes as a consequence of the rights issue. The adjustments were based on the theoretical ex-rights price, which was considered to be the most appropriate methodology to reflect the rights issue. The adjustments under certain share plans and share schemes have been approved by the relevant tax authorities, where necessary.
42  Litigation

Unauthorised overdraft charges in the UK
On 27 July 2007, the UK Office of Fair Trading (‘OFT’) issued High Court legal proceedings against a number of UK financial institutions, including HSBC Bank, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to unauthorised overdrafts (the ‘charges’). Pending the resolution of the proceedings, the Financial Services Authority (‘FSA’) granted firms (including HSBC Bank) a waiver enabling them to place relevant complaints about the charges on hold and the County Courts stayed all individual customer claims.
In a judgement given on 25 November 2009, the Supreme Court unanimously allowed the financial institutions’ appeal against the Court of Appeal ruling given on 26 February 2009 and held that, provided the relevant charges were in plain and intelligible language, the amount of those charges could not be assessed for fairness under the regulations by either the OFT or the Courts. This is because the charges are part of the price the customer pays for the package of banking services he or she receives in exchange, and hence an assessment of their amount is outside the scope of the regulations.
While the Supreme Court left open the possibility that the terms could be challenged on some other basis, HSBC Bank does not believe that any other realistic basis for challenge exists.
On 22 December 2009, the OFT announced that, following detailed consideration of the Supreme Court judgement, and discussions with consumer groups, campaigners, banks, the Government, the FSA and the Financial Ombudsman Service, it would not be continuing the investigation it began in March 2007 into the fairness of unauthorised overdraft charges as, were the investigation to continue, it would have a very limited scope and low prospects of success. The OFT also decided not to investigate the charges using certain other enforcement tools. Its initial assessment was that there were not good grounds for concluding that a collective challenge alleging breach of such other provisions generally would have good prospects of success. The OFT also confirmed that it would address its ongoing concerns about the operation of the market for personal current accounts, by discussing the issues with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010.
The Supreme Court judgement means that the legal proceedings between the OFT and the banks relating to unauthorised overdraft charges are concluded. Accordingly, the FSA confirmed on 25 November 2009 the waiver enabling firms to place relevant charges complaints on hold had therefore lapsed. Normal complaint handling rules therefore applied.
Bernard L. Madoff Investment Securities LLC
On 11 December 2008, Bernard L. Madoff (‘Madoff’) was arrested and charged in the United States District Court for the Southern District of New York with one count of securities fraud. That same day, the US Securities and Exchange Commission (‘SEC’) filed securities fraud charges against Madoff and his firm Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), a broker dealer and investment adviser registered with the SEC. The criminal complaint and SEC complaint each alleged that Madoff had informed senior Madoff Securities employees, in substance, that his investment advisory business was a fraud. On 15 December 2008, on the application of the Securities Investor Protection Corporation, the United States District Court for the Southern District of New York appointed a trustee for the liquidation of the business of Madoff Securities, and removed the liquidation proceeding to the United States Bankruptcy Court for the Southern District of New York. The Madoff Securities trustee has begun processing claims filed by investors allegedly damaged by the Madoff fraud. On 9 February 2009, on Madoff’s consent, the United States District Court for the Southern District of New York entered a partial judgement in the SEC action, permanently enjoining Madoff from violating certain antifraud provisions of the US securities laws, ordering Madoff to pay disgorgement, prejudgement interest and a civil penalty in amounts to be determined at a later time, and continuing certain other relief previously imposed, including a freeze on Madoff’s

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Notes 42 and 43

assets. On 12 March 2009, Madoff pleaded guilty to 11 felony charges, including securities fraud, investment adviser fraud, mail fraud, wire fraud, three counts of money laundering, false statements, perjury, false filings with the SEC and theft from an employee benefit plan. On 29 June 2009, Madoff was sentenced to 150 years in prison. The relevant US authorities are continuing their investigations into the fraud, and have brought charges against others, including several Madoff Securities employees as well as its external auditor. Some details of the fraud have come to light as a result of these and other investigations and proceedings; however, significant uncertainty remains as to the facts of the fraud and the total amount of assets that will ultimately be available for distribution by the Madoff Securities trustee.
Various non-US HSBC companies provide custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the aggregate net asset value of these funds (which would include principal amounts invested and unrealised gains) was US$8.4 billion. Proceedings concerning Madoff and Madoff Securities have been issued by different plaintiffs (including funds, fund investors, and the Madoff Securities trustee) in various jurisdictions against numerous defendants and HSBC expects further proceedings may be brought. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg, and other jurisdictions. All of the cases where HSBC companies are named as a defendant are at an early stage. HSBC considers that it has good defences to these claims and will continue to defend them vigorously. HSBC is unable reliably to estimate the liability, if any, that might arise as a result of such claims.
Various HSBC companies have also received requests for information from various regulatory and law enforcement authorities, and from the Madoff Securities trustee, in connection with the fraud by Madoff. HSBC companies are co-operating with these requests for information.
Other litigation
These actions apart, HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US arising out of its normal business operations. HSBC considers that none of the actions is material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of the litigation arising out of its normal business operations. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practical to do so.
43  Related party transactions

Related parties of the Group and HSBC Holdings include subsidiaries, associates, joint ventures, post-employment benefit plans for HSBC employees, Key Management Personnel, close family members of Key Management Personnel and entities which are controlled, jointly controlled or significantly influenced, or for which significant voting power is held, by Key Management Personnel or their close family members.
Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of HSBC Holdings, being the Directors and Group Managing Directors of HSBC Holdings.
Compensation of Key Management Personnel

	HSBC
	2009	2008	2007
	US$m	US$m	U$m

Short-term employee benefits	22	31	62
Post-employment benefits	3	5	4
Termination benefits	–	–	9
Share-based payments	27	16	40

	52	52	115

Transactions, arrangements and agreements involving related parties
Particulars of advances (loans and quasi-loans), credits and guarantees entered into by subsidiaries of HSBC Holdings during 2009 with Directors, disclosed pursuant to section 413 of the Companies Act 2006, are shown below:

At 31 December
	2009	2008[1]
	US$000	US$000

Advances and credits	5,352	2,051
Guarantees	–	–
1  Comparative figures for 2008 represents loans, quasi-loans, transactions, arrangements and agreements disclosed pursuant to section 232 of the Companies Act 1985. The number of Directors with such facilities during 2008 was 19.
Particulars of transactions with related parties, disclosed pursuant to the requirements of IAS 24, are shown below. The disclosure of the year-end balance and the highest amounts outstanding during the year in the table below is considered to be the most meaningful information to represent the amount of the transactions and the amount of outstanding balances during the year.

	2009		2008
		Highest		Highest
		amounts		amounts
	Balance at	outstanding	Balance at	outstanding
	31 December	during year	31 December	during year
	US$000	US$000	US$000	US$000

Key Management Personnel[1]
Advances and credits	736,112	1,406,877	217,383	475,048
Guarantees	31,785	34,048	25,249	42,178

1	Includes Key Management Personnel, close family members of Key Management Personnel and entities which are controlled, jointly controlled or significantly influenced, or for which significant voting power is held, by Key Management Personnel or their close family members.
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
Shareholdings, options and other securities of Key Management Personnel

	At 31 December
	2009		2008
	(000s	)	(000s	)

Number of options held over HSBC Holdings ordinary shares under employee share plans	1,033		943
Number of HSBC Holdings ordinary shares held beneficially and non-beneficially	19,567		16,733
Number of HSBC Holdings preference shares held beneficially and non-beneficially	8		8
Number of HSBC Holdings 8.125% Perpetual Subordinated Capital Securities held beneficially and non-beneficially	25		21

	20,633		17,705

HSBC HOLDINGS PLC
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
The Group provides certain banking and financial services to associates and joint ventures, including loans, overdrafts, interest and non-interest bearing deposits and current accounts. Details of the interests in associates and joint ventures are given in Note 21. Transactions and balances during the year with associates and joint ventures were as follows:

	2009				2008
	Highest				Highest
	balance during		Balance at		balance during		Balance at
	the year	[1]	31 December	[1]	the year	[1]	31 December	[1]
	US$m		US$m		US$m		US$m
Amounts due from joint ventures:
– unsubordinated	423		378		424		343
Amounts due from associates:
– subordinated	17		17		59		59
– unsubordinated	1,343		1,239		1,060		280

	1,783		1,634		1,543		682

Amounts due to joint ventures	130		129		66		64
Amounts due to associates	1,494		136		735		293

	1,624		265		801		357

1	The disclosure of the year-end balance and the highest balance during the year is considered the most meaningful information to represent transactions during the year.
The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.
Post-employment benefit plans
At 31 December 2009, US$4.2 billion (2008: US$3.5 billion) of HSBC post-employment benefit plan assets were under management by HSBC companies. Fees of US$15 million (2008: US$26 million) were earned by HSBC companies for these management services provided to its post-employment benefit plans. HSBC’s post-employment benefit plans had placed deposits of US$929 million (2008: US$430 million) with its banking subsidiaries, on which interest payable to the schemes amounted to US$3 million (2008: US$55 million). The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.
In the first half of 2009, a gain of US$499 million was recognised by HSBC following a restructuring of the basis of delivery of death in service and ill health early retirement benefits to certain UK employees. These benefits were provided by the HSBC Bank (UK) Pension Scheme but will now be provided outside the scheme.
HSBC Bank (UK) Pension Scheme entered into swap transactions with HSBC as part of the management of the inflation and interest rate sensitivity of its liabilities. At 31 December 2009, the gross notional value of the swaps was US$23.7 billion (2008: US$17.7 billion), the swaps had a positive fair value of US$1.0 billion (2008: positive fair value of US$1.8 billion) to the scheme and HSBC had delivered collateral of US$2.8 billion (2008: US$2.4 billion) to the scheme in respect of these swaps, on which HSBC earned interest amounting to US$7 million (2008: US$59 million). All swaps were executed at prevailing market rates and within standard market bid/offer spreads.
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

HSBC International Staff Retirements Benefits Scheme entered into swap transactions with HSBC to manage the inflation and interest rate sensitivity of the liabilities and selected assets. At 31 December 2009, the gross notional value of the swaps was US$1.8 billion (2008: US$1.5 billion), and the swaps had a net positive fair value of US$27 million to the scheme (2008: US$388 million).
The special contributions of US$160 million in respect of the HSBC International Staff Retirement Benefits Scheme which were made to fund the deficit shown in the actuarial valuation report as at 31 December 2008 included a contribution in specie of US$69 million in the form of asset-backed securities previously held within the Group.
HSBC Holdings
Details of HSBC Holdings’ principal subsidiaries are shown in Note 24. Transactions and balances during the year with subsidiaries were as follows:

	2009				2008
	Highest balance				Highest balance
	during		Balance at		during		Balance at
	the year	[1]	31 December	[1]	the year	[1]	31 December	[1]
Subsidiaries	US$m		US$m		US$m		US$m

Assets
Cash at bank	443		224		443		443
Derivatives	3,682		2,981		3,682		3,682
Loans and advances	26,156		23,212		17,242		11,804
Financial investments	2,629		2,455		2,844		2,629
Investments in subsidiaries	90,914		86,247		86,233		81,993

Total related party assets	123,824		115,119		110,444		100,551

Liabilities
Amounts owed to HSBC undertakings	5,669		3,711		4,042		4,042
Derivatives	1,324		362		1,324		1,324
Subordinated liabilities:
– at amortised cost	3,907		3,907		4,168		3,795
– designated at fair value	4,360		4,360		4,186		3,067

Total related party liabilities	15,260		12,340		13,720		12,228

Guarantees	47,341		35,073		56,733		47,341
Commitments	3,241		3,240		3,638		3,241

1	The disclosure of the year-end balance and the highest balance during the year is considered the most meaningful information to represent transactions during the year. The above outstanding balances arose in the ordinary course of business and are on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties, with the exception of US$529 million (2008: US$476 million) in respect of loans from HSBC subsidiaries to HSBC Holdings made at an agreed zero per cent interest rate.
Some employees of HSBC Holdings are members of the HSBC Bank (UK) Pension Scheme, which is sponsored by a separate Group company. HSBC Holdings incurs a charge for these employees equal to the contributions paid into the scheme on their behalf. Disclosure in relation to the scheme is made in Note 8 to the accounts.
44   Events after the balance sheet date

A fourth interim dividend for 2009 of US$0.10 per ordinary share (US$1,741 million) (2008: US$0.10 per ordinary share, US$1,210 million) was declared by the Directors after 31 December 2009.
On 14 January 2010, the US Government announced its intention to propose a Financial Crisis Responsibility Fee for a period of at least ten years to be applied to financial institutions with more than US$50 billion of consolidated assets. It is not possible to assess the financial impact of this proposal until final legislation has been enacted.
On 31 January 2010, HSBC Bank Canada which was part of the sub-group headed by HSBC North America Holdings Inc. was transferred to HSBC Overseas Holdings (UK) Limited (‘HOHU’) as part of an internal reorganisation. The transfer was effected by HSBC Holdings subscribing for one new share in HOHU for a cash consideration of US$6,093 million.
These accounts were approved by the Board of Directors on 1 March 2010 and authorised for issue.

HSBC HOLDINGS PLC
Notes on the Financial Statements (continued)

Note 45
45  Non-statutory accounts

The information set out in these accounts does not constitute the company’s statutory accounts for the years ended 31 December 2009 or 2008. Those accounts have been reported on by the company’s auditors: their reports were unqualified and did not contain a statement under section 498(2) or (3) of the Companies Act 2006. The accounts for 2008 have been delivered to the Registrar of Companies and those for 2009 will be delivered in due course.

471a

HSBC HOLDINGS PLC
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

Fourth interim dividend for 2008

The market value of HSBC Holdings ordinary shares on the first day that the scrip dividend shares in respect of the fourth interim dividend for 2008 were traded on the London Stock Exchange was more than 15 per cent greater than the cash equivalent value used to calculate the scrip dividend entitlements. The market value of each HSBC Holdings share for the purposes of UK income tax and capital gains tax calculations on 6 May 2009 was £5.3129 and the cash equivalent value used to calculate scrip dividend entitlements was £3.906.
     Accordingly, the UK HM Revenue and Customs will substitute the market value of £5.3129 per scrip dividend share for UK income tax and capital gains tax purposes for the cash equivalent value of £3.906 per scrip dividend share.
     A replacement Notional Tax Voucher was sent on 3 June 2009 to shareholders on the Principal Register in the United Kingdom who elected for the scrip dividend alternative in respect of the fourth interim dividend for 2008.
Fourth interim dividend for 2009

The Directors have declared a fourth interim dividend for 2009 of US$0.10 per ordinary share. Information on the scrip dividend scheme and currencies in which shareholders may elect to have the cash dividend paid will be sent to shareholders on or about 30 March 2010. The timetable for the dividend is:

Announcement	1 March 2010
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	17 March 2010
ADSs quoted ex-dividend in New York	17 March 2010
Record date in Hong Kong	18 March 2010
Record date in London, New York, Paris and Bermuda[1]	19 March 2010
Mailing of Annual Report and Accounts 2009 and/or Annual Review 2009, Notice of Annual General Meeting and dividend documentation	30 March 2010
Final date for receipt by registrars of forms of election, Investor Centre electronic instructions and revocations of standing instructions for scrip dividends	22 April 2010
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars	26 April 2010
Payment date: dividend warrants, new share certificates or transaction advices and notional tax vouchers mailed and shares credited to stock accounts in CREST	5 May 2010

1	Removals to and from the Overseas Branch register of shareholders in Hong Kong will not be permitted on this date.
Interim dividends for 2010

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2010 will be US$0.08 per ordinary share. The proposed timetables for the dividends in respect of 2010 are:

Interim dividends for 2010
	First	Second	Third	Fourth

Announcement	4 May 2010	2 August 2010	1 November 2010	28 February 2011
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	19 May 2010	18 August 2010	17 November 2010	16 March 2011
ADSs quoted ex-dividend in New York	19 May 2010	18 August 2010	17 November 2010	16 March 2011
Record date in Hong Kong	20 May 2010	19 August 2010	18 November 2010	17 March 2011
Record date in London, New York, Paris and Bermuda[1]	21 May 2010	20 August 2010	19 November 2010	18 March 2011
Payment date	7 July 2010	6 October 2010	12 January 2011	5 May 2011

1	Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.
Dividends on the ordinary shares of HSBC Holdings

HSBC Holdings has paid dividends on its ordinary shares every year without interruption since it became the HSBC Group holding company by a scheme of arrangement in 1991. The dividends declared, per ordinary share, in respect of each of the last five years were:

		First	Second	Third	Fourth
		interim	interim	interim	interim	[1]	Total	[2]

2009	US$	0.080	0.080	0.080	0.100		0.340
		£0.048	0.050	0.048	0.062		0.208
	HK$	0.620	0.620	0.620	0.775		2.635

2008	US$	0.180	0.180	0.180	0.100		0.640
		£0.090	0.100	0.124	0.069		0.383
	HK$	1.403	1.398	1.395	0.775		4.971

2007	US$	0.170	0.170	0.170	0.390		0.900
		£0.085	0.084	0.086	0.194		0.449
	HK$	1.328	1.322	1.325	3.041		7.016

2006	US$	0.150	0.150	0.150	0.360		0.810
		£0.082	0.079	0.078	0.183		0.422
	HK$	1.164	1.167	1.168	2.799		6.298

2005	US$	0.140	0.140	0.140	0.310		0.730
		£0.077	0.079	0.079	0.169		0.404
	HK$	1.088	1.086	1.085	2.403		5.662

1	The fourth interim dividend for 2009 of US$0.10 per share has been translated into pounds sterling and Hong Kong dollars at the closing rate on 31 December 2009. The dividend will be paid on 5 May 2010.

2	The above dividends declared are accounted for as disclosed in Note 12 on the Financial Statements.

HSBC HOLDINGS PLC
Shareholder Information (continued)

American Depositary Shares / Nature of trading market

     Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or, subject to the Board’s determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.
American Depositary Shares

A holder of HSBC Holdings’ American Depositary Shares (‘ADS’s) may have to pay, either directly or indirectly (via the intermediary through whom their ADSs are held) fees to the Bank of New York Mellon as depositary. Fees may be paid or recovered in several ways: by deduction from amounts distributed; by selling a portion of the distributable property; by annual charge deducted from dividend distributions, by directly invoicing the holder, or by charging the intermediaries who act for them. The fees for which the holders of the HSBC ADSs will be responsible include:

For:	HSBC ADS holders must pay:

Each issuance of HSBC ADSs, including as a result of a distribution of shares (through stock dividend or stock split or rights or other property)	US$5.00 (or less) per 100 HSBC ADSs or portion thereof

Each cancellation of HSBC ADSs, including if the deposit agreement terminates	US$5.00 (or less) per 100 HSBC ADSs or portion thereof

Transfer and registration of shares on HSBC’s share register from the holder’s name to the name of The Bank of New York Mellon or its agent when the holder deposits or withdraws shares	Registration or transfer fees (of which there currently are none)

Conversion of non-US currency to US dollars	Charges and expenses incurred by The Bank of New York Mellon with respect to the conversion

Each cash distribution to HSBC ADS holders	US$0.02 or less per ADS

Cable, telex and facsimile transmission expenses	As provided in the Deposit Agreement

Transfers or issues of HSBC ordinary shares to the depositary in exchange for HSBC ADSs
Subject to the exceptions described in the ‘Stamp duty and stamp duty reserve tax’ paragraphs in the Shareholder Information section on page 481, stamp duty or stamp duty reserve tax equal to 1.5 per cent (rounded up, in the case of stamp duty, to the nearest £5) of the amount of the consideration given for the transfer, or the value of the shares if there is no such consideration, or their issue price

Distribution of securities to holders of deposited securities which are distributed by the depositary to ADS holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs

Any charges incurred by the depositary or its agents for servicing the deposited securities	As applicable
     The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
     The depositary has agreed to reimburse HSBC for expenses incurred in the administration and maintenance of the ADS programme. There are limits on the amount of expenses for which the depositary will reimburse the Company. The amount of reimbursement available is not tied to the amount of fees the depositary collects from holders of ADSs. In respect of the year ended 31 December 2009, the depositary reimbursed a total of US$301,218 to HSBC relating to the administration of the programme, as detailed below:

2009
Category of expense	US$

Stock exchange listing fees	104,906

Fulfilment costs	196,312

– shareholder meeting costs (printing and distribution of materials and vote tabulation)	21,785
– beneficial holder searches	167,300
– sundry costs including: postage and envelopes for mailing annual and interim financial reports, dividend warrants, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls	7,227

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
     As at 31 December 2009, there were a total of 220,089 holders of record of HSBC Holdings ordinary shares on the share register.
     As at 31 December 2009, a total of 17,422,388 of the HSBC Holdings ordinary shares were registered in the HSBC Holdings’ share register in the name of 14,267 holders of record with addresses in the US. These shares represented 0.10 per cent of the total HSBC Holdings ordinary shares in issue.
     As at 31 December 2009, there were 9,613 holders of record of ADSs holding approximately 154 million ADSs, representing approximately 768 million HSBC Holdings ordinary shares. 9,419 of these holders had addresses in the US, holding approximately 153.5 million ADSs, representing 767.7 million HSBC Holdings ordinary shares. As at 31 December 2009, approximately 4.4 per cent of the HSBC Holdings ordinary shares were represented by ADSs held by holders of record with addresses in the US.
     The following table shows, for the years, calendar quarters and months indicated, the highest and lowest prices for the HSBC Holdings ordinary shares and ADSs. These are based on mid-market prices at close of business on the London Stock Exchange, HKSE, Euronext Paris, NYSE and the Bermuda Stock Exchange, as adjusted for the 5-for-12 rights issue completed in April 2009.
     Past share price performance should not be regarded as a guide to future performance.
High and low mid-market closing prices

	London		Hong Kong		New York		Paris		Bermuda
	US$0.50 shares		US$0.50 shares		ADSs[1]		US$0.50 shares		US$0.50 shares
	High	Low	High	Low	High	Low	High	Low	High	Low
	pence	pence	HK$	HK$	US$	US$	euro	euro	US$	US$

2009	761	304	98.0	30.6	64.0	22.0	8.6	3.3	12.5	4.6
2008	809	534	125.4	67.4	79.5	41.3	10.3	5.5	15.9	8.0
2007	840	700	140.6	119.2	90.3	74.8	12.4	9.7	17.6	14.8
2006	896	796	139.1	114.5	89.3	73.0	13.2	11.5	17.6	14.7
2005	828	719	122.8	110.5	77.8	70.3	12.0	10.3	15.4	14.1

2009
4th Quarter	761	668	98.0	85.3	64.0	54.9	8.6	7.5	12.5	11.0
3rd Quarter	730	493	91.8	61.4	59.5	39.9	8.1	5.7	11.6	8.2
2nd Quarter	578	411	70.8	42.9	45.5	29.5	6.6	4.4	9.2	6.9
1st Quarter	594	304	71.8	30.6	45.0	22.0	6.3	3.3	8.6	4.6

2008
4th Quarter	809	534	113.7	67.4	74.9	41.3	10.3	5.5	14.4	8.0
3rd Quarter	801	624	119.2	103.8	76.2	65.2	10.2	7.7	14.9	12.8
2nd Quarter	782	676	125.4	111.2	79.5	69.4	9.9	8.4	15.9	14.1
1st Quarter	734	621	121.2	96.1	75.9	63.4	9.8	8.2	15.0	12.6

	London		Hong Kong		New York		Paris		Bermuda
	US$0.50 shares		US$0.50 shares		ADSs[1]		US$0.50 shares		US$0.50 shares
	High	Low	High	Low	High	Low	High	Low	High	Low
	pence	pence	HK$	HK$	US$	US$	euro	euro	US$	US$

2010
January	740	660	92.4	83.6	59.3	53.5	8.3	7.6	11.6	10.7

2009
December	726	680	93.8	86.5	60.2	55.3	8.1	7.7	12.0	11.2
November	761	668	98.0	85.3	64.0	55.3	8.6	7.5	12.5	11.0
October	723	671	90.4	85.7	58.3	54.9	7.8	7.5	11.7	11.0
September	730	640	91.8	80.7	59.5	52.0	8.1	7.4	11.6	11.4
August	672	627	86.4	77.7	55.8	52.5	7.9	7.4	11.2	10.5
July	606	493	77.1	61.4	50.7	39.9	7.1	5.7	9.6	8.2

1	In New York each ADS represents 5 underlying ordinary shares.

HSBC HOLDINGS PLC
Shareholder Information (continued)

Shareholder profile / Memorandum and Articles of Association / Annual General Meeting
Stock symbols
HSBC Holdings ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC
Shareholder profile

At 31 December 2009 the share register recorded the following details:

	Number of	Total
Ordinary shares held	shareholders	shares held

1-100	33,140	1,041,849
101-400	31,295	7,610,861
401-500	8,047	3,620,690
501-1,000	32,745	23,569,774
1,001-5,000	73,547	171,133,596
5,001-10,000	18,792	131,845,068
10,001-20,000	10,858	151,471,115
20,001-50,000	6,541	201,655,152
50,001-200,000	3,210	296,820,337
200,001-500,000	757	238,071,012
500,001 and above	1,157	16,181,367,314

Total	220,089	17,408,206,768

Memorandum and Articles of Association

The disclosure under the caption ‘Memorandum and Articles of Association’ contained in HSBC Holdings’ Annual Reports on Form 20-F for the years ended 31 December 2000 and 2001 is incorporated by reference herein, together with the disclosure below.
Interested directors
Subject to the provisions of the Companies Act 2006 and provided that the Articles are complied with, a Director, notwithstanding his office:
•	may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with HSBC Holdings or in which HSBC Holdings is otherwise interested;

•	may hold any other office or place of profit under HSBC Holdings (except that of auditor or auditor of a subsidiary of HSBC Holdings) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity for HSBC Holdings, and in any such case on such terms as to remuneration and otherwise as the Board may arrange;

•	may be a director or other officer, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any company promoted by HSBC Holdings or in which HSBC Holdings is otherwise interested or as regards which HSBC Holdings has any powers of appointment; and

•	shall not be liable to account to HSBC Holdings for any profit, remuneration or other benefit realised by any such office, employment, contract, arrangement, transaction or proposal or from any interest in any body corporate and no such contract, arrangement, transaction, proposal or interest shall be avoided on the grounds of any such interest or benefit nor shall the receipt of any such profit, remuneration or any other benefit constitute a breach of his or her duty under the Companies Act 2006 not to accept benefits from third parties.
     Since 1 October 2008, the Board may authorise any matter proposed to it which would, if not so authorised, involve a breach by a Director of his or her duty to avoid conflicts of interest under the Companies Act 2006, including, without limitation, any matter which relates to a situation in which a Director has, or can have, an interest which conflicts, or possibly may conflict, with the interest of HSBC Holdings (including the exploitation of any property, information or opportunity, whether or not HSBC Holdings could take advantage of it, but excluding any situation which cannot reasonably be regarded as likely to give rise to a conflict of interest). Any such authorisation will be effective only if:
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
Retirement
There is no mandatory retirement age for Directors of HSBC Holdings.
Annual General Meeting

The 2010 Annual General Meeting will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday, 28 May 2010 at 11 am.
     An informal meeting of shareholders will be held at 1 Queen’s Road Central, Hong Kong on Monday, 24 May 2010 at 4.30 pm.
     All resolutions considered at the 2009 Annual General Meeting were passed on a poll as follows:

		Total votes
Resolution		For	[1]	Against	Vote withheld	[2]

1	To receive the Report and Accounts for 2008	7,901,287,647		40,358,760	35,340,460
2	To approve the Directors’ Remuneration Report for 2008	7,060,582,014		681,527,638	233,742,167
3	To re-elect the following as Directors:
	(a) S A Catz	7,929,542,903		22,920,267	31,655,980
	(b) V H C Cheng	7,941,676,475		11,270,381	31,134,247
	(c) M K T Cheung	7,939,025,380		11,377,699	33,777,308
	(d) J D Coombe	7,935,388,445		13,017,095	35,791,573
	(e) J L Durán	7,940,220,049		12,282,606	31,706,996
	(f) R A Fairhead	7,937,758,292		14,728,893	31,726,248
	(g) D J Flint	7,912,074,791		37,587,208	34,389,735
	(h) A A Flockhart	7,929,977,258		17,696,949	36,519,295
	(i) W K L Fung	7,827,043,012		66,722,011	90,363,781
	(j) M F Geoghegan	7,908,649,043		38,351,123	37,448,198
	(k) S K Green	7,791,903,013		56,527,889	135,700,002
	(l) S T Gulliver	7,907,643,866		35,501,686	39,631,531
	(m) J W J Hughes-Hallett	7,935,557,101		16,848,745	31,718,789
	(n) W S H Laidlaw	7,936,661,889		13,720,447	33,737,012
	(o) J R Lomax	7,925,965,357		26,348,115	31,806,338
	(p) Sir Mark Moody-Stuart	7,936,652,035		15,533,759	31,931,899
	(q) G Morgan	7,937,695,742		12,657,251	33,729,241
	(r) N R N Murthy	7,939,721,249		12,600,587	31,798,598
	(s) S M Robertson	7,939,561,457		12,763,612	31,776,474
	(t) J L Thornton	7,939,757,360		12,291,883	31,909,754
	(u) Sir Brian Williamson	7,939,497,300		12,796,977	31,784,282
4	To reappoint the Auditor at remuneration to be determined by the Group Audit Committee	7,885,940,600		38,605,986	52,015,387
5	To authorise the Directors to allot shares	7,865,611,572		80,639,173	32,860,563
6	To disapply pre-emption rights (Special Resolution)	7,898,555,932		52,061,875	29,723,057
7	To authorise the Company to purchase its own Ordinary Shares	7,866,095,619		20,259,041	92,366,735
8	To alter the Articles of Association with effect from 1 October 2009 (Special Resolution)	7,950,959,375		5,013,812	24,681,152
9	To approve general meetings (other than annual general meetings) being called on 14 clear days’ notice (Special Resolution)	7,769,003,251		178,874,096	32,468,298

1	Includes discretionary votes.

2	A ‘Vote withheld’ is not a ‘vote’ in law and is not counted in the calculation of the votes ‘For’ and ‘Against’ the resolution.

HSBC HOLDINGS PLC
Shareholder Information (continued)

Interim Management Statements / Enquiries / Investor relations
Interim Management Statements and Interim results

Interim Management Statements are expected to be issued on 7 May 2010 and 5 November 2010. The interim results for the six months to 30 June 2010 are expected to be issued on 2 August 2010.
Shareholder enquiries and communications

Enquiries
Any enquiries relating to shareholdings on the share register, for example transfers of shares, change of name or address, lost share certificates or dividend cheques, should be sent to the Registrars at the address given below. The Registrars offer an online facility, Investor Centre, which enables shareholders to manage their shareholding electronically.

Principal Register:	Hong Kong Overseas Branch Register:	Bermuda Overseas Branch Register:

Computershare Investor Services PLC	Computershare Hong Kong Investor	Corporate Shareholder Services
The Pavilions	Services Limited	The Bank of Bermuda Limited
Bridgwater Road	Hopewell Centre	6 Front Street
Bristol BS99 6ZZ	Rooms 1712-1716, 17th Floor	Hamilton HM 11
United Kingdom	183 Queen’s Road East	Bermuda
Telephone: 44 (0) 870 702 0137	Hong Kong	Telephone: 1 441 299 6737
Email via website:	Telephone: 852 2862 8555	Email:
www.investorcentre.co.uk/contactus	Email: hsbc.ecom@computershare.com.hk	bob.bda.shareholder.services@ bob.hsbc.com

Investor Centre:	Investor Centre:	Investor Centre:
www.investorcentre.co.uk	www.computershare.com/hk/investors	www.computershare.com/investor/bm
Any enquiries relating to ADSs should be sent to the depositary:
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516
USA
Telephone (US): 1 877 283 5786
Telephone (International): 1 201 680 6825
Email: shrrelations@bnymellon.com
Website: www.bnymellon.com/shareowner
Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, should be sent to the paying agent:
HSBC France
103, avenue des Champs Elysées
75419 Paris Cedex 08
France
Telephone: 33 1 40 70 22 56
Email: ost-agence-des-titres-hsbc-reims.hbfr-do@hsbc.fr
Website: www.hsbc.fr
If you have been nominated to receive general shareholder communications directly from HSBC Holdings, it is important to remember that your main contact in terms of your investment remains as it was (so the registered shareholder, or perhaps custodian or broker, who administers the investment on your behalf). Therefore any changes or queries relating to your personal details and holding (including any administration thereof) must continue to be directed to your existing contact at your investment manager or custodian. HSBC Holdings cannot guarantee dealing with matters directed to it in error.

Further copies of this Annual Report and Accounts 2009 may be obtained by writing to the following departments:

For those in Europe, the Middle East and	For those in Asia-Pacific:	For those in the Americas:
Africa:

Group Communications	Group Communications (Asia)	Internal Communications
HSBC Holdings plc	The Hongkong and Shanghai	HSBC – North America
8 Canada Square	Banking Corporation	26525 N Riverwoods Boulevard
London E14 5HQ	Limited	Mettawa
UK	1 Queen’s Road Central	Illinois 60045
	Hong Kong	USA
Electronic communications
Shareholders may at any time choose to receive corporate communications in printed form or to receive a notification of their availability on HSBC’s website. To receive future notifications of the availability of a corporate communication on HSBC’s website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy of it, or if you would like to receive future corporate communications in printed form, please write or send an email to the appropriate Registrars at the address given above. Printed copies will be provided without charge.
Chinese translation
A Chinese translation of this Annual Report and Accounts 2009 is available upon request after 30 March 2010 from the Registrars:

Computershare Hong Kong Investor Services Limited	Computershare Investor Services PLC
Hopewell Centre, Rooms 1712-1716, 17th Floor	The Pavilions
183 Queen’s Road East	Bridgwater Road
Hong Kong	Bristol BS99 6ZZ
UK
Please also contact the Registrars if you wish to receive Chinese translations of future documents or if you have received a Chinese translation of this document and do not wish to receive such translations in future.
Investor relations

Enquiries relating to HSBC’s strategy or operations may be directed to:

Manager Investor Relations	SVP Investor Relations	Head of Investor Relations, Asia-Pacific
HSBC Holdings plc	HSBC North America Holdings Inc.	The Hongkong and Shanghai Banking
8 Canada Square	26525 N. Riverwoods Boulevard	Corporation Limited
London E14 5HQ	Mettawa, Illinois 60045	1 Queen’s Road Central
UK	USA	Hong Kong
Telephone: 44 (0)20 7991 8041	1 224 544 4400	852 2822 4908
Facsimile: 44 (0)845 587 0225	1 224 552 4400	852 2537 5109
Email: investorrelations@hsbc.com	investor.relations.usa@us.hsbc.com	investorrelations@hsbc.com.hk

HSBC HOLDINGS PLC
Shareholder Information (continued)

Where more information is available / Taxation of shares and dividends

Where more information about HSBC is available

This Annual Report and Accounts 2009, and other information on HSBC, may be viewed on HSBC’s website: www.hsbc.com.
     Reports, statements or information that HSBC Holdings files with the Securities and Exchange Commission are available at www.sec.gov. Investors can also request hard copies of these documents upon payment of a duplicating fee, by writing to the SEC at the Office of Investor Education and Advocacy, 100 F Street N.E., Washington, DC 20549-0123 or by emailing PublicInfo@sec.gov. Investors should call the Commission at (202) 551 8090 if they require further assistance. Investors may also obtain the reports and other information that HSBC Holdings files at www.nyse.com (telephone number (1) 212 656 3000).
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
     For individual shareholders who are resident in the UK for taxation purposes and liable to UK income tax at the basic rate, no further UK income tax liability arises on the receipt of a dividend from
HSBC Holdings. Individual shareholders who are liable to UK income tax at the dividend higher rate or additional rate (which applies for the tax year 2010-11 and subsequent years) on UK dividend income (currently 32.5 per cent and 42.5 per cent) are taxed on the combined amount of the dividend and the tax credit. The tax credit is available for set-off against the higher rate and additional rate liability. Individual UK resident shareholders are not entitled to any tax credit repayment.
     Although non-UK resident shareholders are generally not entitled to any repayment of the tax credit in respect of any UK dividend received, some such shareholders may be so entitled under the provisions of a double taxation agreement between their country of residence and the UK. However, in most cases no amount of the tax credit is, in practice, repayable.
     Information on the taxation consequences of the HSBC Holdings scrip dividends offered in lieu of the 2008 fourth interim dividend and the first, second and third interim dividends for 2009 was set out in the Secretary’s letters to shareholders of 31 March, 3 June, 1 September and 1 December 2009. In the case of the 2008 fourth interim dividend, the difference between the cash dividend foregone and the market value of the scrip dividend exceeded 15 per cent of the market value. Accordingly, the amount of the dividend income chargeable to tax, and, the acquisition price of HSBC Holdings US$0.50 ordinary shares (the ‘shares’) for UK capital gains tax purposes, was the market value of £5.39 per share. In each other case the difference was less than 15 per cent and the price of the shares was the cash dividend foregone.
Taxation of capital gains
The computation of the capital gains tax liability arising on disposals of shares in HSBC Holdings by shareholders subject to UK tax on capital gains can be complex, partly depending on whether, for example, the shares were purchased since April 1991, acquired in 1991 in exchange for shares in The Hongkong and Shanghai Banking Corporation Limited, or acquired subsequent to 1991 in exchange for shares in other companies.
     For capital gains tax purposes, the acquisition cost for ordinary shares is adjusted to take account of subsequent rights and capitalisation issues. Any capital gain arising on a disposal by a UK company may also be adjusted to take account of indexation allowance. If in doubt, shareholders are recommended to consult their professional advisers.

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
     Paperless transfers of shares within CREST, the UK’s paperless share transfer system, are liable to stamp duty reserve tax at the rate of 0.5 per cent of the consideration. In CREST transactions, the tax is calculated and payment made automatically. Deposits of shares into CREST generally will not be subject to stamp duty reserve tax, unless the transfer into CREST is itself for consideration. Following the case pursued by HSBC before the European Court of Justice (Case C-569/07 HSBC Holdings plc and Vidacos Nominees v The Commissioners for HM
Revenue & Customs) HMRC now accepts that the charge to SDRT at 1.5 per cent on the issue of shares to a depositary receipt issuer or a clearance service located within the European Union is prohibited. HMRC has invited claims from individuals for repayment for any such tax paid in the last six years.
Taxation – US residents
The following is a summary, under current law, of the principal UK tax and US federal income tax considerations that are likely to be material to the ownership and disposition of shares or ADSs by a holder that is a resident of the US for US federal income tax purposes (a ‘US holder’). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of shares or ADSs. In particular, the summary deals only with US holders that hold shares or ADSs as capital assets, and does not address the tax treatment of holders that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that hold shares or ADSs as part of an integrated investment (including a ‘straddle’) comprised of a share or ADS and one or more other positions, and persons that own, directly or indirectly, 10 per cent or more of the voting stock of HSBC Holdings. This discussion is based on laws, treaties, judicial decisions and regulatory interpretations in effect on the date hereof, all of which are subject to change. Under the current income tax treaty between the UK and the US, US holders are no longer entitled to claim a special foreign tax credit in respect of dividends.
     Holders and prospective purchasers should consult their own advisers regarding the tax consequences of an investment in shares or ADSs in light of their particular circumstances, including the effect of any national, state or local laws.
     Any US federal tax advice included in this Annual Report is for informational purposes only; it was not intended or written to be used, and cannot be used, for the purpose of avoiding US federal tax penalties.
Taxation of dividends
A US holder must include cash dividends paid on the shares or ADSs in ordinary income on the date that such holder or the ADS depositary receives them, translating dividends paid in UK pounds sterling into US dollars using the exchange rate in effect on the date of receipt. A US holder that elects to receive shares in lieu of a cash dividend must include in

HSBC HOLDINGS PLC
Shareholder Information (continued)

Taxation of shares and dividends / History of HSBC

ordinary income the fair market value of such shares on the dividend payment date, and the tax basis of those shares will equal such fair market value.
     Subject to certain exceptions for positions that are held for less than 61 days or are hedged, and subject to a foreign corporation being considered a ‘qualified foreign corporation’ (which includes not being classified for US federal income tax purposes as a passive foreign investment company), certain dividends (‘qualified dividends’) received by an individual US holder before 2011 generally will be subject to US taxation at a maximum rate of 15 per cent. Based on the company’s audited financial statements and relevant market and shareholder data, HSBC Holdings does not anticipate being classified as a passive foreign investment company. Accordingly, dividends paid on the shares generally should be treated as qualified dividends.
Taxation of capital gains
Gains realised by a US holder on the sale or other disposition of shares or ADSs normally will not be subject to UK taxation unless at the time of the sale or other disposition the holder carries on a trade, profession or vocation in the UK through a branch or agency or permanent establishment and the shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch or agency or permanent establishment. Such gains will be included in income for US tax purposes, and will be long-term capital gains if the shares or ADSs were held for more than one year. A long-term capital gain realised by an individual holder before 2011 generally will be subject to US tax at a maximum rate of 15 per cent.
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
History and development of HSBC

1865	The founding member of the HSBC Group, The Hongkong and Shanghai Banking Corporation, is established in both Hong Kong and Shanghai.

1959	The Mercantile Bank of India Limited and The British Bank of the Middle East, now HSBC Bank Middle East Limited, are purchased.

1965	A 51 per cent interest (subsequently increased to 62.14 per cent) is acquired in Hang Seng Bank Limited. Hang Seng Bank is the fourth-largest listed bank in Hong Kong by market capitalisation.

1980	A 51 per cent interest in Marine Midland Banks, Inc., now HSBC USA, Inc, is acquired (with the remaining interest acquired in 1987).

1981	The Hongkong and Shanghai Banking Corporation incorporates its then existing Canadian operations. HSBC Bank Canada subsequently makes numerous acquisitions, expanding rapidly to become the largest foreign-owned bank in Canada.

1987	A 14.9 per cent interest in Midland Bank plc, now HSBC Bank plc, one of the UK’s principal clearing banks, is purchased.

1991	HSBC Holdings plc is established as the parent company of the HSBC Group.

1992	HSBC purchases the remaining interest in Midland Bank plc.

1993	As a consequence of the Midland acquisition, HSBC’s Head Office is transferred from Hong Kong to London in January.

1997	HSBC assumes selected assets, liabilities and subsidiaries of Banco Bamerindus do Brasil S.A., now HSBC Bank Brazil, following the intervention of the Central Bank of Brazil, and in Argentina completes the acquisition of Grupo Roberts, now part of HSBC Bank Argentina S.A.

1999	HSBC acquires Republic New York Corporation, subsequently merged with HSBC USA, Inc., and Safra Republic Holdings S.A.

2000	HSBC completes its acquisition of 99.99 per cent of the issued share capital of Crédit Commercial de France S.A., now HSBC France.

2002	HSBC acquires 99.59 per cent of Grupo Financiero Bital, S.A. de C.V., the holding company of what is now HSBC Mexico.

2003	HSBC acquires Household International, Inc., now HSBC Finance Corporation.

2003	HSBC acquires Banco Lloyds TSB S.A.–Banco Múltiplo in Brazil and the country’s leading consumer finance company, Losango Promotora de Vendas Limitada.

2004	HSBC Bank USA, Inc. merges with HSBC Bank & Trust (Delaware) N.A. to form HSBC Bank USA, N.A.

2004	The acquisition of The Bank of Bermuda Limited is completed.

2004	HSBC acquires Marks and Spencer Retail Financial Services Holdings Limited, which trades as Marks and Spencer Money (‘M&S Money’) in the UK.

2004	HSBC acquires 19.9 per cent of Bank of Communications, and Hang Seng Bank acquires 15.98 per cent of Industrial Bank.

2005	HSBC increases its holding in Ping An Insurance to 19.9 per cent, having made its initial investment in 2002. Ping An Insurance is the second-largest life insurer and the third-largest property and casualty insurer in mainland China.

2005	HSBC Finance completes the acquisition of Metris Companies Inc., making HSBC the fifth-largest issuer of MasterCard and Visa cards in the USA.

2006	HSBC acquires Grupo Banistmo S.A. (‘Banistmo’), the leading banking group in Central America, through a tender offer to acquire 99.98 per cent of the outstanding shares of Banistmo.

2007	HSBC’s three associates in mainland China, Industrial Bank, Ping An Insurance and Bank of Communications, issue new shares. HSBC does not subscribe and, as a result, its interests in the associates’ equity decrease from 15.98 per cent to 12.78 per cent, from 19.90 per cent to 16.78 per cent and from 19.90 per cent to 18.60 per cent, respectively. Subsequently, HSBC increases its holding in Bank of Communications from 18.60 per cent to 19.01 per cent.

2007	HSBC is named the successful bidder in a government auction to acquire the assets, liabilities and operations of The Chinese Bank in Taiwan.

2008	HSBC completes the sale of its seven French regional banks.

2009	In May, HSBC completes the acquisition of 88.89 per cent of PT Bank Ekonomi Raharja Tbk in Indonesia for US$608 million in cash and, in August, increases its holding to 98.96 per cent at a total cost of US$ 680 million.

HSBC HOLDINGS PLC
Organisational structure

Simplified Structure Chart of HSBC Holdings plc

HSBC Holdings plc
HSBC Latin America Holdings (UK) Ltd
99.99%
HSBC Mexico S.A., Institucion de Banca Multiple, Grupo Financiero HSBC
HSBC Finance (Netherlands)
HSBC Overseas Holdings (UK) Ltd
HSBC Bank plc
HSBC North America Holdings Inc.
HSBC Bank Canada
99.99%
HSBC France
HSBC Europe BV
HSBC Germany Holdings GmbH
78.6%
HSBC Trinkaus & Burkhardt AG
HSBC Bank Brasil S.A. - Banco Multiplo
HSBC Latin America B.V.
HSBC Holdings BV
HSBC Investments (North America) Inc.
HSBC Bank A.S.
HSBC Asset Finance (UK) Ltd
99.99%
HSBC Bank Argentina S.A.
HSBC Asia Holdings (UK) Ltd
94.53%
HSBC Bank Egypt S.A.E.
70.03%
HSBC Bank Malta p.l.c.
HSBC Life (UK) Ltd
Marks and Spencer Retail Financial Services Holdings Limited
99.84%
HSBC Bank International Limited
HSBC Middle East Holdings BV
HSBC Asia Holdings BV
HSBC Securities (USA) Inc.
HSBC Bank USA, N.A.
HSBC Finance Corporation
HSBC Private Banking Holdings (Suisse) S.A.
HSBC Bank Middle East Ltd
The Bank of Bermuda Ltd
The Hongkong and Shanghai Banking Corporation Ltd
HSBC Bank (Panama) S.A.
62.14%
HSBC Bank (China) Company Limited
Hang Seng Bank Ltd
HSBC Insurance (Asia) Ltd
HSBC Bank Malaysia Berhad
HSBC Bank Australia Ltd
HSBC Life (International) Ltd

1. *This simplified Group structure of principal subsidiaries is as at 31 December 2009 except that HSBC Bank Canada's ownership reflects a change with effect from 31 January 2010.*
2. *Not all intermediate holding companies are shown.*
3. *Unless shown otherwise, all subsidiaries are wholly owned.*

Form 20-F Item Number and Caption	Location	Page
PART I
1. Identity of Directors, Senior Management and Advisers	Not required for Annual Report	—
2. Offer Statistics and Expected Timetable	Not required for Annual Report	—

3. Key Information
A. Selected Financial Data	Five-Year Comparison	4-5, 473

B. Capitalisation and Indebtedness	Not required for Annual Report	—

C. Reasons for the Offer and use of Proceeds	Not required for Annual Report	—

D. Risk Factors	Challenges and Uncertainties	12-18

4. Information on the Company
A. History and Development of the Company	Operating and Financial Review Shareholder Information	18-150, 482-483, 500

	Shareholder Information	472-484

	Impact of Market Turmoil	151-195

B. Business Overview	Operating and Financial Review	18-150

	Regulation and Supervision	196-199

	Impact of Market Turmoil	151-195

C. Organisational Structure	Principal Activities	12

	Organisational Structure Chart	484

	Note 24 – Notes on the Financial Statements	442-444

D. Property, Plants and Equipment	Property	148

	Note 23 – Notes on the Financial Statements	439-441

4 A. Unresolved Staff Comments	Not Applicable	—

5. Operating and Financial Review and Prospects
A. Operating Results	Operating and Financial Review	18-150

	Impact of Market Turmoil	151-195

B. Liquidity and Capital Resources	Risk	244-249, 281-283,
285-290`

C. Research and Development, Patents and Licences, etc.	Not Applicable	—

D. Trend Information	Operating and Financial Review	18-150

E. Off-Balance Sheet Arrangements	Special Purpose Entities	181-194

484a

Form 20-F Item Number and Caption	Location	Page
	Other off-balance sheet arrangements and commitments	194

F. Contractual Obligations	Operating and Financial Review	56

6. Directors, Senior Management and Employees
A. Directors and Senior Management	Governance	294-302

B. Compensation	Directors’ Remuneration Report	334-348

C. Board Practices	Report of the Directors	302-304

	Directors’ Remuneration Report	334, 337- 338
	Directors’ Remuneration Report	342-344

D. Employees	Governance	318-319

E. Share Ownership	Governance	316-317

	Directors’ Remuneration Report	347-348

7. Major Shareholders and Related Party Transactions
A. Major Shareholders	Governance	332

B. Related Party Transactions	Note 43 - Notes on the Financial Statements	468-471

C. Interests of Experts and Counsel	Not required for Annual Report	—

8. Financial Information
A. Consolidated Statements and Other Financial Information	Financial Statements	352-471a

	Legal Proceedings	148-149

	Note 42 – Notes on the Financial Statements	467-468

	Shareholder Information	472-473

B. Significant Changes	Not Applicable	—

9. The Offer and Listing
A. Offer and Listing Details	Shareholder Information	475-476

B. Plan of Distribution	Not required for Annual Report	—

C. Markets	Shareholder Information	475-476

D. Selling Shareholders	Not required for Annual Report	—

E. Dilution	Not required for Annual Report	—

F. Expenses of the Issue	Not required for Annual Report	—

484b

Form 20-F Item Number and Caption	Location	Page
10. Additional Information
A. Share Capital	Not required for Annual Report	—

B. Memorandum and Articles of Association	Shareholder Information	476-477

C. Material Contracts	Not Applicable	—

D. Exchange Controls	Exchange controls and other limitations affecting security holders	472

E. Taxation	Shareholder Information	480-482

F. Dividends and Paying Agents	Not required for Annual Report	—

G. Statements by Experts	Not required for Annual Report	—

H. Documents on Display	Shareholder Information	480

I. Subsidiary Information	Not Applicable	—

11. Quantitative and Qualitative Disclosures About Market Risk	Management of Risk	250-261

	Note 18 and 34 – Notes on the Financial Statements	424-428, 455-456

12. Description of Securities Other than Equity Securities
A. Debt Securities	Not required for Annual Report	—
B. Warrants and Rights	Not required for Annual Report	—
C. Other Securities	Not required for Annual Report	—
D. American Depositary Shares	Shareholder Information	474

PART II

13. Defaults, Dividends Arrearages and Delinquencies	Not Applicable	—

14. Material Modifications to the Rights of Securities Holders and Use of Proceeds	Not Applicable	—

15. Controls and Procedures
	Report of Independent Registered Public	350-351
	Accounting Firm to the Board of Directors and shareholders of HSBC Holdings plc Disclosure Controls	65a

16. [Reserved]

484c

Form 20-F Item Number and Caption	Location	Page
A. Audit Committee Financial Expert	Report of the Directors	310

B. Code of Ethics	Report of the Directors	308-310

C. Principal Accountant Fees and Services	Report of the Directors	310-312

	Note 9 – Notes on the Financial Statements	400-401

D. Exemptions from the Listing Standards for Audit Committees	Not Applicable	—

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Report of the Directors	332

F. Changes in Registrant’s Certifying Accountant	Not Applicable	—

G. Corporate Governance	Report of the Directors	308-310

PART III

17. Financial Statements	Not Applicable	—

18. Financial Statements	Financial Statements	350-471a

19. Exhibits (including Certifications)		*

484d

HSBC HOLDINGS PLC
Glossary

Accounting term	US equivalent or brief description

Accounts	Financial Statements
Articles of Association	Bylaws
Associates	Long-term equity investments accounted for using the equity method
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax depreciation allowances
Creditors	Payables
Debtors	Receivables
Deferred tax	Deferred income tax
Depreciation	Amortisation
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interests in associates and joint ventures	Long-term equity investments accounted for using the equity method
Loans and advances	Lendings
Loan capital	Long-term debt
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account
Preference shares	Preferred stock
Premises	Real estate
Provisions	Liabilities
Share capital	Ordinary shares or common stock issued and fully paid
Shareholders’ equity	Stockholders’ equity
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Write-offs	Charge-offs

HSBC HOLDINGS PLC
Glossary (continued)

Abbreviation	Brief description

ABS[1]	Asset-backed security
ADR	American Depositary Receipt
ADS	American Depositary Share
AIEA	Average interest-earning assets
ALCO	Asset and Liability Management Committee
ARM	Adjustable-rate mortgage
ASEAN	Association of Southeast Asian Nations
ASF	Asset and Structured Finance
Asscher	Asscher Finance Ltd, a structured investment vehicle managed by HSBC
ATM	Automated teller machine
Bank of Bermuda	The Bank of Bermuda Limited
Bank of Communications	Bank of Communications Co., Limited, mainland China’s fourth largest bank by market capitalisation, in which HSBC currently has 19.01 per cent interest
Bao Viet	BaoViet Holdings
Barion	Barion Funding Limited, a term funding vehicle
Basel Committee	Basel Committee on Banking Supervision
Basel I	1988 Basel Capital Accord
Basel II1	2006 Basel Capital Accord
BBA	British Bankers’ Association
Bps	Basis points. One basis point is equal to one hundredth of a percentage point
Brazilian operations	HSBC Bank Brasil S.A.–Banco Múltiplo and subsidiaries, plus HSBC Serviços e Participações Limitada
CD	Certificate of deposit
CDS[1]	Credit default swap
CDO[1]	Collateralised debt obligation
CGU	Cash-generating unit
CNAV[1]	Constant Net Asset Value
Combined Code	Combined Code on Corporate Governance issued by the Financial Reporting Council
CP1	Commercial paper
CPI	Consumer price index
CRR[1]	Customer risk rating
Cullinan	Cullinan Finance Ltd, a structured investment vehicle managed by HSBC
Decision One	Decision One Mortgage Company, HSBC Finance’s subsidiary which originates loans referred by mortgage brokers
DPF	Discretionary participation feature of insurance and investment contracts
Enhanced VNAV[1]	Enhanced Variable Net Asset Value
EPS	Earnings per share
EU	European Union
Fannie Mae	Federal National Mortgage Association, US
FDIC	Federal Deposit Insurance Corporation (US)
Financiera Independencia	Financiera Independencia S.A.B. de C.V.
Freddie Mac	Federal Home Loan Mortgage Corporation, US
FSA	Financial Services Authority (UK)
FTSE	Financial Times - Stock Exchange index
GAAP	Generally Accepted Accounting Principles
GCRO	Group Chief Risk Officer
GDP	Gross domestic product
Ginnie Mae	Government National Mortgage Association, US
Global Markets	HSBC’s treasury and capital markets services in Global Banking and Markets
GMB	Group Management Board
GMO	Group Management Office
Group	HSBC Holdings together with its subsidiary undertakings
H1N1	Influenza ‘A’ (H1N1) virus, commonly referred to as swine flu
Hang Seng Bank	Hang Seng Bank Limited, the third largest bank listed in Hong Kong by market capitalisation

Abbreviation	Brief description

HELoC	Home equity lines of credit
HFC	HFC Bank Limited, the UK-based consumer finance business acquired through the acquisition by HSBC of HSBC Finance
HIBOR	Hong Kong Interbank Offer Rate
HKMA	Hong Kong Monetary Authority
HKSE	The Stock Exchange of Hong Kong Limited
Hong Kong	The Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Assurances	HSBC Assurances, comprising Erisa S.A., the French life insurer, and Erisa I.A.R.D., the property and casualty insurer (together, formerly Erisa)
HSBC Bank	HSBC Bank plc, formerly Midland Bank plc
HSBC Bank Argentina	HSBC Bank Argentina S.A.
HSBC Bank Brazil	HSBC Bank Brasil S.A.–Banco Múltiplo
HSBC Bank China	HSBC Bank (China) Company Limited, HSBC’s banking subsidiary in mainland China which was incorporated in March 2007
HSBC Bank Malaysia	HSBC Bank Malaysia Berhad
HSBC Bank Middle East	HSBC Bank Middle East Limited, formerly The British Bank of the Middle East
HSBC Bank Panama	HSBC Bank (Panama) S.A., formerly Grupo Banistmo S.A.
HSBC Bank USA	HSBC’s retail bank in the US. From 1 July 2004, HSBC Bank USA, N.A. (formerly HSBC Bank USA, Inc.)
HSBC Direct	HSBC’s online banking and savings proposition
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, formerly CCF S.A.
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Mexico	HSBC México S.A., the commercial banking subsidiary of Grupo Financiero HSBC, S.A. de C.V.
HSBC Premier	HSBC’s premium global banking service
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) S.A., HSBC’s private bank in Switzerland (merged with HSBC Guyerzeller Bank in 2009)
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRSs	International Financial Reporting Standards
IFRIC	International Financial Reporting Interpretations Committee
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China in which Hang Seng Bank currently has a 12.78 per cent interest
IPO	Initial public offering
IRB[1]	Internal ratings-based
KPI	Key performance indicator
KPMG	KPMG Audit Plc and its affiliates
LIBOR	London Interbank Offer Rate
Madoff Securities	Bernard L Madoff Investment Securities LLC
Mainland China	People’s Republic of China excluding Hong Kong
Malachite	Malachite Funding Limited, a term funding vehicle
MasterCard	MasterCard Inc.
Mazarin	Mazarin Funding Limited, an asset-backed CP conduit
MBS[1]	US mortgage-backed security
Metrovacesa	Metrovacesa, S.A.
Monoline[1]	Monoline insurance company
M&S Money	Marks and Spencer Retail Financial Services Holdings Limited
MSCI	Morgan Stanley Capital International index
MTN[1]	Medium-term note
NA	Nationally Chartered, a designation for certain categories of banks in the US
NYSE	New York Stock Exchange

HSBC HOLDINGS PLC
Glossary (continued)

Abbreviation	Brief description

OFT	Office of Fair Trading (UK)
OTC[1]	Over-the-counter
Performance Shares	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to corporate performance conditions
Ping An Insurance	Ping An Insurance (Group) Company of China, Limited, the second-largest life insurer in the PRC, in which HSBC currently has 16.78 per cent interest
PPI	Payment protection insurance product
Premier	See HSBC Premier
PVIF	Present value of in-force long-term insurance business
Repo	Sale and repurchase transaction
Restricted Shares
Awards of Restricted Shares define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment

Reverse repo	Security purchased under commitments to sell
RMM	Risk Management Meeting of the Group Management Board
RPI	Retail price index (UK)
RWA[1]	Risk weighted asset
S&P	Standard and Poor’s rating agency
SEC	Securities and Exchange Commission (US)
SIC	Securities investment conduit
SIP	Statement of investment principles produced by trustees of defined pension plans
SIV[1]	Structured investment vehicle
SME	Small and medium-sized enterprise
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC
SPE[1]	Special purpose entity
STIP	Short-term income protection insurance product
Techcombank	Vietnam Technological and Commercial Joint Stock Bank
The Chinese Bank	The Chinese Bank Co., Ltd., the business in Taiwan
The Hongkong and Shanghai Banking Corporation	The Hongkong and Shanghai Banking Corporation Limited, the founding member of the HSBC Group
TSR	Total shareholder return
UAE	United Arab Emirates
UK	United Kingdom
US	United States
VAR[1]	Value at risk
Visa	Visa Inc.
VNAV	Variable Net Asset Value
WWF	World Wide Fund for Nature

1	Full definition included in Glossary of Terms on page 489.

Term	Definition

Alt-A	A US description for loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria.
Arrears
Customers are said to be in arrears (or in a state of delinquency) when they are behind in fulfilling their obligations, with the result that an outstanding loan is unpaid or overdue. When a customer is in arrears, the total outstanding loans on which payments are overdue are described as delinquent.

Asset-backed securities (‘ABS’s)
Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages.

Back-testing	A statistical technique used to monitor and assess the accuracy of a model, and how that model would have performed had it been applied in the past.
Basel II	The capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the ‘International Convergence of Capital Measurement and Capital Standards’.
Collectively assessed impairment	Impairment assessment on a collective basis for homogeneous groups of loans that are not considered individually significant.
Collateralised debt obligation (‘CDO’)
A security issued by a third-party which references ABSs and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

Commercial paper (‘CP’)
An unsecured, short-term debt instrument issued by a corporation, typically for the financing of accounts receivable, inventories and meeting short-term liabilities. The debt is usually issued at a discount, reflecting prevailing market interest rates.

Commercial real estate	Any real estate investment, comprising buildings or land, intended to generate a profit, either from capital gain or rental income.
Conduits
A vehicle that holds asset-backed securities such as mortgages, vehicle finance loans and credit card loans which is financed by short-term debt normally issued in the form of commercial paper which is collateralised by the asset-backed debt.

Constant net asset value fund (‘CNAV’)	A fund that prices its assets on an amortised cost basis, subject to the amortised book value of the portfolio remaining within 50 basis points of its market value.
Contractual maturities	The date on which the final payment (principal or interest) of any financial instrument is due to be paid, at which point all the remaining outstanding principal and interest have been repaid.
Core tier 1 capital	The highest quality form of regulatory capital that comprises total shareholders’ equity and related minority interests, less goodwill and intangible assets and certain other regulatory adjustments.
Credit default swap
A derivative contract whereby a buyer pays a fee to a seller in return for receiving a payment in the event of a defined credit event (e.g. bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency) on an underlying obligation (which may or may not be held by the buyer).

Credit derivative product companies (‘CDPC’s)	Independent companies that specialise in selling credit default protection on corporate exposures in the form of credit derivatives.
Credit enhancements	Facilities used to enhance the creditworthiness of financial obligations and cover losses due to asset default.
Credit risk
Risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises mainly from direct lending, trade finance and leasing business, but also from products such as guarantees, derivatives and debt securities.

Credit risk adjustment	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.

HSBC HOLDINGS PLC
Glossary (continued)

Term	Definition

Credit risk mitigation	A technique to reduce the credit risk associated with an exposure by application of credit risk mitigants such as collateral, guarantee and credit protection.
Credit risk spread
The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality. The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks. The yield spread rises as the credit rating worsens.

Customer deposits	Money deposited by account holders. Such funds are recorded as liabilities.
Customer risk rating (‘CRR’)	A scale of 22 grades measuring internal obligor probability of default.
Debt restructuring
A restructuring by which the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as debt or interest charge reduction.

Debt securities	Assets on the Group’s balance sheet representing certificates of indebtedness of credit institutions, public bodies or other undertakings, excluding those issued by Central Banks.
Debt securities in issue	Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposits.
Delinquency	See ‘Arrears’.
Economic capital	The internally calculated capital requirement which is deemed necessary by HSBC to support the risks to which it is exposed at a confidence level consistent with a target credit rating of AA.
Economic profit
The difference between the return on financial capital invested by shareholders (‘return on invested capital’) and the cost of that capital. Economic profit may be expressed as a whole number or as a percentage.

Enhanced variable net asset value funds (‘ENAV’)	Funds that price their assets on a fair value basis. Consequently, prices may change from one day to the next.
Equity risk	The risk arising from positions, either long or short, in equities or equity-based instruments, which create exposure to a change in the market price of the equities or equity instruments.
Expected loss (‘EL’)
A regulatory calculation of the amount expected to be lost on an exposure using a 12 month time horizon and downturn loss estimates. EL is calculated by multiplying the Probability of Default (a percentage) by the Exposure at Default (an amount) and Loss Given Default (a percentage).

Exposure	A claim, contingent claim or position which carries a risk of financial loss.
Exposure at default (‘EAD’)
The amount expected to be outstanding after any credit risk mitigation, if and when the counterparty defaults. EAD reflects drawn balances as well as allowance for undrawn amounts of commitments and contingent exposures.

Fair value adjustment
An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.

First lien
A security interest granted over an item of property to secure the repayment of a debt that places its holder first in line to collect repayment from the sale of the underlying collateral in the event of a default on the debt.

Funded exposures	A funded exposure is one where the notional amount of a contract is or has been exchanged.
Funding risk	A form of liquidity risk arising when the liquidity needed to fund illiquid asset positions cannot be obtained at the expected terms and when required.

Term	Definition

Historic rating transition matrices (‘HRTM’)	HRTMs show the probability of a counterparty with a particular rating moving to a different rating over a defined time horizon.
Impaired loans	Loans where the Group does not expect to collect all the contractual cash flows or expects to collect them later than they are contractually due.
Impairment allowances	Management’s best estimate of losses incurred in the loan portfolios at the balance sheet date.
Individually assessed impairment	Exposure to loss is assessed on all individually significant accounts and all other accounts that do not qualify for collective assessment.
Insurance risk
A risk, other than a financial risk, transferred from the holder of a contract to the insurance provider. The principal insurance risk is that, over time, the combined cost of claims, administration and acquisition of the contract may exceed the aggregate amount of premiums received and investment income.

Internal Capital Adequacy Assessment Process (‘ICAAP’)	The Group’s own assessment of the levels of capital that it needs to hold through an examination of its risk profile from regulatory and economic capital viewpoints.
Internal Model Method (‘IMM’)	One of three approaches defined by Basel II to determine exposure values for counterparty credit risk.
Internal ratings-based approach (‘IRB’)	A method of calculating credit risk capital requirements using internal, rather than supervisory, estimates of risk parameters.
Invested capital	Equity capital invested in HSBC by its shareholders.
IRB advanced approach	A method of calculating credit risk capital requirements using internal PD, LGD and EAD models.
IRB foundation approach	A method of calculating credit risk capital requirements using internal PD models but with supervisory estimates of LGD and conversion factors for the calculation of EAD.
ISDA	International Swaps and Derivatives Association.
ISDA Master agreement	Standardised contract developed by ISDA used as an umbrella under which bilateral derivatives contracts are entered into.
Key management personnel	Directors and Group Managing Directors of HSBC Holdings.
Level 1 – quoted market price	Financial instruments with quoted prices for identical instruments in active markets.
Level 2 – valuation technique using observable inputs
Financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

Level 3 – valuation technique with significant unobservable inputs	Financial instruments valued using valuation techniques where one or more significant inputs are unobservable.
Leveraged finance	Funding provided for entities with higher than average indebtedness, which typically arises from sub-investment grade acquisitions or event-driven financing.
Liquidity enhancement	Liquidity enhancement makes funds available if required, for reasons other than asset default, e.g. to ensure timely repayment of maturing commercial paper.
Liquidity risk
The risk that HSBC does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows.

Loan modification	A process by which the terms of a loan are modified either temporarily or permanently, including changes to the rate and/or the payment. Modification may also lead to a re-ageing of the account.

HSBC HOLDINGS PLC
Glossary (continued)

Term	Definition

Loan-to-value ratio (‘LTV’)
A mathematical calculation that expresses the amount of the loan as a percentage of the value of security. A high LTV indicates that there is less cushion to protect the lender against house price falls or increases in the loan if repayments are not made and interest is added to the outstanding loan balance.

Loans past due	Loans on which repayments are overdue.
Loss given default (‘LGD’)	The estimated ratio (percentage) of the loss on an exposure to the amount outstanding at default (EAD) upon default of a counterparty.
Market risk	The risk that movements in market risk factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices will reduce income or portfolio values.
Monoline insurers (‘monolines’)
Entities which specialise in providing credit protection to the holders of debt instruments in the event of default by the debt security counterparty. This protection is typically held in the form of derivatives such as CDS’s referencing the underlying exposures held.

Mortgage-backed securities (‘MBS’s)
Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.

Mortgage-related assets	Assets which are referenced to underlying mortgages.
Mortgage vintage	The year a mortgage was originated.
Medium term notes (‘MTN’s)	Notes issued by corporates across a range of maturities. MTNs are frequently issued by corporates under MTN Programmes whereby notes are offered on a regular and continuous basis to investors.
Net asset value per share	Total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue.
Negative equity mortgages	Negative equity is the value of the asset less the outstanding balance on the loan. It arises when the value of the property purchased is below the balance outstanding on the loan.
Net interest income	The amount of interest received or receivable on assets net of interest paid or payable on liabilities.
Net principal exposure	The gross principal amount of assets that are not protected by CDSs. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.
Non-conforming mortgages
Mortgages that do not meet normal lending criteria, e.g. where the normal level of documentation has not been provided or where increased risk factors are present, such as poor credit history, result in lending at a rate that is higher than the normal lending rate.

Operational risk	The risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events, including legal risk.
Over-the-counter (‘OTC’)	A bilateral transaction (e.g. derivatives) that is not exchange traded and valued using valuation models.
Performance Shares	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to the achievement of corporate performance conditions.
Prime	A US description for mortgages granted to the most creditworthy category of borrowers.
Private equity investments
Equity securities in operating companies not quoted on a public exchange, often involving the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity.

Term	Definition

Probability of default (‘PD’)	The probability that an obligor will default within a one-year time horizon.
Regulatory capital	The capital which HSBC holds, determined in accordance with rules established by the FSA for the consolidated Group and by local regulators for individual Group companies.
Renegotiated loans	Loans whose terms have been renegotiated and are treated as up to date loans for measurement purposes once the minimum number of payments required under the new arrangements have been received.
Restricted Shares	Awards of HSBC Holdings ordinary shares to which employees will normally become entitled, generally between one and three years, subject to remaining an employee.
Retail loans	Money loaned to individuals rather than institutions. This includes both secured and unsecured loans such as mortgages and credit card balances.
Return on equity	Profit attributable to ordinary shareholders divided by average invested capital.
Risk appetite	An assessment of the types and quantum of risks to which HSBC wishes to be exposed.
Risk-weighted assets (‘RWA’s)	Calculated by assigning a degree of risk expressed as a percentage (risk weight) to an exposure in accordance with the applicable Standardised or IRB approach rules.
Seasoning	The emergence of credit loss patterns in portfolios over time.
Second lien
A security interest granted over an item of property to secure the repayment of a debt that is issued against the same collateral as a first lien but that is subordinate to it. In the case of default, repayment for this debt will only be received after the first lien has been repaid.

Securitisation
A transaction or scheme whereby the credit risk associated with an exposure, or pool of exposures, is tranched and where payments to investors in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures. A traditional securitisation involves the transfer of the exposures being securitised to an SPE which issues securities. In a synthetic securitisation, the tranching is achieved by the use of credit derivatives and the exposures are not removed from the balance sheet of the originator.

Single-issuer liquidity facility	A liquidity or stand-by line provided to a corporate customer which is different from a similar line provided to a conduit funding vehicle.
Structured Investment Vehicles (‘SIV’s)
Special purpose entities which invest in diversified portfolios of interest-earning assets, generally funded through issues of commercial paper, medium-term notes and other senior debt to take advantage of the spread differentials between the assets in the SIV and the funding cost.

Special purpose entities (‘SPE’s)
A corporation, trust or other non-bank entity, established for a narrowly defined purpose, including for carrying on securitisation activities. The structure of the entity and activities are intended to isolate the obligations of the SPE from those of the originator and the holders of the beneficial interests in the securitisation.

Standardised approach
In relation to credit risk, a method for calculating credit risk capital requirements using External Credit Assessment Institutions (‘ECAI’) ratings and supervisory risk weights. In relation to operational risk, a method of calculating the operational capital requirement by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.

Structured finance / notes
An instrument whose return is linked to the level of a specified index or the level of a specified asset. The return on a structured note can be linked to equities, interest rates, foreign exchange, commodities or credit. Structured notes may or may not offer full or partial capital protection in the event of a decline in the underlying index or asset.

HSBC HOLDINGS PLC
Glossary (continued)

Term	Definition

Student loan related assets	Securities with collateral relating to student loans.
Subordinated liabilities	Liabilities which rank after the claims of other creditors of the issuer in the event of insolvency or liquidation.
Sub-prime
A US description for customers with high credit risk, for example those who have limited credit histories, modest incomes, high debt-to-income ratios, high loan-to-value ratios (for real estate secured products) or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related problems.

Tier 1 capital
A component of regulatory capital, comprising core tier 1 and other tier 1 capital. Other tier 1 capital includes qualifying hybrid capital instruments such as non-cumulative perpetual preference shares and innovative tier 1 securities.

Tier 2 capital
A component of regulatory capital, comprising qualifying subordinated loan capital, related minority interests, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available-for-sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

Troubled debt restructuring
A US description for restructuring a debt whereby the creditor for economic or legal reasons related to a debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.

Unfunded exposures	An exposure where the notional amount of a contract has not been exchanged.
Value-at-risk (‘VAR’)
A technique that measures the loss that could occur on risk positions as a result of adverse movements in market risk factors (e.g. rates, prices, volatilities) over a specified time horizon and to a given level of confidence.

Wholesale loans	Money loaned to sovereign borrowers, banks, non-bank financial institutions and corporate entities.
Write-down	Reduction in the carrying value of an asset due to impairment or fair value movements.
Wrong-way risk	An adverse correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction.

HSBC HOLDINGS PLC
Index

Accounting 365
developments (future) 367
policies (critical) 61
policies (significant) 157, 369
Accounts
approval 471
basis of preparation 66, 365
Acquisitions and disposals 444
Actuarial assumptions 394
American Depositary Shares 474
Annual General Meeting 333, 477
Areas of special interest 214
Asset-backed securities 154, 156
Assets
average balance sheet 46
by customer group 66
by geographical region 86, 417
charged as security 456
held in custody and under administration 148
intangible 438
other 444
trading 422
underlying/reported reconciliation 44
Associates and joint ventures
dilution gains 41, 386
interests in 432
share of profit in 40
Audit committee (Group) 310
Auditors’ remuneration 400
Auditors’ Report 350
Balance sheet
average 46
consolidated 42, 354
data 4, 67, 70, 76, 77, 80, 82, 88, 95, 98, 103,
108, 114, 118, 122, 126, 133, 137, 142,
417
HSBC Holdings 360
insurance manufacturing subsidiaries 270
underlying/reported reconciliation 44
Bank payroll tax 326
Borrowings (short-term) 56
Brand perception 20
Business highlights 68, 71, 74, 78
Business model 156
Business performance review
Europe 89, 93
Hong Kong 99, 101
Latin America 138, 140
Middle East 119, 121
North America 127, 131
Rest of Asia-Pacific 109, 112
Calendar (dividends) 473
Capital
management and allocation 285
return on invested capital 2
structure 289
Capital and performance ratios 3, 4
Cash flow
accounting policy 384
consolidated statement 356
HSBC Holdings 361
notes 461

payable under financial liabilities 249
projected scenario analysis 247
Cautionary statement regarding forward-looking statements 6
Certificates of deposit and other time deposits (maturity analysis) 60
Challenges and uncertainties 12
Client assets 78
Collateral and credit enhancements 207
Commercial Banking
business highlights 71
financial performance 70
products and services 145
strategic direction 70
underlying/reported profit 72
Committees (board) 310, 334
Communication with shareholders 332, 478
Concentration of exposure 208
Conduits 182
Constant currency 21
Constant Net Asset Value funds 187
Contents 1, 66, 85, 196, 294, 334, 472
Contingent liabilities and contractual commitments 463
Contractual obligations 56
Corporate governance
codes 308
report 294
Corporate sustainability 326
committee 313
governance 328
risk 264
Cost efficiency ratio 3, 39
Credit coverage ratios 3
Credit exposure 206
Credit quality 203
classifications 226
Credit risk
challenges and uncertainties 17
management thereof 201
insurance 277
Critical accounting policies 61
Cross-border exposures 206, 213
Customer accounts 87, 98, 107, 117, 125, 136
recommendation 20
underlying/reported reconciliation 45
Customer groups and global businesses 66
Daily distribution of revenues 253
Data security 149
Dealings in HSBC Holdings plc shares 332
Debt securities in issue 209, 446
accounting policy 384
Defined terms inside front cover, 489
Deposits
average balances and average rates 58
time 60
Derivatives 208, 209, 424
accounting policy 376
Dilution gains 41, 386
Directors 294
appointments and re-election 307
biographies 294

HSBC HOLDINGS PLC
Index (continued)

board of directors 302
bonus 338
emoluments 400
fees 344
interests 316
non-executive 343
other directorships 343
pensions 342, 346
remuneration (executive) 337, 345
remuneration (principles) 334
responsibilities (statement of) 349
service contracts 343
share plans 347
Disclosure policy (market turmoil) 151
Dividends 2, 331, 332, 410, 472, 473
Donations 327
Earnings per share 2, 19, 340, 341, 411
Economic briefing
Europe 88, 92
Hong Kong 99, 101
Latin America 137, 140
Middle East 118, 121
North America 125, 130
Rest of Asia-Pacific 107, 111
Economic profit 41, 340
Efficiency and revenue mix ratios 3
Employees 318
compensation and benefits 326, 388
disabled 318
engagement 20, 327
involvement 318
remuneration policy 318
Enforceability of judgements made in the US 472
Enhanced Variable Net Asset Value funds 188
Enquiries (from shareholders) 478
Equity 43
Equity securities 178, 255
Europe
balance sheet data 88, 95, 417
business performance 89, 93
challenges and uncertainties 14
customer accounts by country 87
economic briefing 88, 92
lending 211
loan impairment charges/allowances 231, 234, 237, 238
loans and advances to customers 87
principal operations 85
profit/(loss) 87, 88, 95, 413
regulation and supervision (UK) 197
underlying/reported profit 89, 92
Events after the balance sheet date 471
Exchange controls and other limitations affecting
equity security holders 472
Exposures 152, 157, 162, 186, 188, 189, 206
Fee income (net) 27
Fair value
accounting policy 370
Financial assets
critical accounting policy (valuation) 64
designated at fair value 423
not qualifying for de-recognition 431

reclassification 153
Financial assets and liabilities
accounting policy 370, 378
by measurement basis 418
critical accounting policy (valuation) 63
Financial guarantee contracts
accounting policy 382
Financial highlights 2
Financial instruments
accounting policy (fair value) 374
credit quality 225
fair values, 166
net income from 30, 385
not at fair value 179
critical accounting policy (valuation) 63
Financial investments 428
accounting policy 375
gains less losses from 31
Financial liabilities designated at fair value 445
Financial risks (insurance) 272
Financial statements 5, 352
Five-year comparison 4
Footnotes 5, 149, 195, 291, 364
Foreign exchange
accounting policy 381
exposures 257, 455
rates 4
Funds under management 147
Geographical regions 85
Global Banking and Markets
asset-backed securities 154
balance sheet data 76
business highlights 74
financial performance 73
products and services 146
strategic direction 73
underlying/reported profit 75
Glossary 485
Going concern 316
Goodwill
accounting policy 378
and intangible assets 434
critical accounting policy 62
Governance codes 294
HSBC Holdings/New York Stock Exchange
corporate governance differences 308
Group Chairman’s Statement 8
Group Management Board 310
Health and safety 328
History and development of HSBC 482
Hong Kong
balance sheet data 98, 103, 417
business performance 99, 101
challenges and uncertainties 14
economic briefing 99, 101
lending 211
loan impairment charges/allowances 231, 234,
237, 238
principal operations 85
profit/(loss) 98, 103, 413
regulation and supervision 197
underlying/reported profit 99, 102

HSBC Holdings plc
balance sheet 360
cash flow 361
credit risk 241
deferred tax 410
dividends 473
employee emoluments 399
financial assets and liabilities 177, 421
liquidity and funding management 249
market risk 258
maturity analysis of assets and liabilities 455
net income from financial instruments 385
related party transactions 471
share plans 405, 347
statement of changes in equity 362
structural foreign exchange exposures 258
subordinated liabilities 453
Impairment
accounting policy 371
allowances and charges 35, 230
assessment 203
available-for-sale assets 178
critical accounting policy 61
impaired loans and advances 230
losses as percentage of loans and advances 232
movement by industry and geographical region 232, 233, 234
Income statement (consolidated) 23, 353
Information on HSBC (availability thereof) 480
Insurance
accounting policy 382
claims incurred (net) and movements in liabilities to policyholders 34, 387 liabilities under contracts issued 447
net earned premiums 32, 386
PVIF business 283
risk management 265
Interest income/expense (net) 26
accounting policy 369
analysis of changes in 53
average balance sheet 46
sensitivity 57, 256
Interim management statements 478
Internal control 313
IFRS and Hong Kong Financial Reporting Standards comparison 366
Investor relations 479
IT performance 20
Key performance indicators
financial 18
non-financial 20
Latin America
balance sheet data 137, 142
business performance 138, 140
challenges and uncertainties 15
customer accounts by country 136
economic briefing 137, 140
lending 211
loan impairment charges/allowances 231, 234, 237, 238
loans and advances to customers 136, 212
principal operations 85

profit/(loss) 137, 142, 413
underlying/reported profit 138, 140
Lease commitments 465
accounting policy 380
Legal
challenges and uncertainties 17
proceedings 148
litigation 467
Leveraged finance transactions 165, 194
Liabilities
average balance sheet 49
other 447
subordinated 450
trading 445
underlying/reported reconciliation 44
Life insurance business 265
Liquidity and funding 244
challenges and uncertainties 15
management of risk 245
impact of market turmoil 248
insurance 281
policies and procedures 244
primary sources of funding 244
Loans and advances
accounting policy 371
collateral 207
concentration of exposure 209
credit quality of 203
delinquency in the US 224
impairment 230, 238, 241
maturity and interest sensitivity 57
modifications and re-aging 224
past due 229
renegotiated 224
to banks by geographical region 213
to customers by industry sector and geographical region 45, 181, 211 underlying/reported reconciliation 45
Market risk 250
impact of market turmoil 252
insurance 274
sensitivity analysis 251
Market turmoil 151, 248, 252
Maturity analysis of assets and liabilities 454
Maximum exposure to credit risk 206
Memorandum and Articles of Association 476
Middle East
balance sheet data 118, 122, 417
business performance 119, 121
challenges and uncertainties 14
customer accounts by country 117
economic briefing 118, 121
lending 211
loan impairment charges/allowances 231, 234, 237, 238
loans and advances to customers 117, 212
principal operations 85
profit/(loss) 117, 122, 413
underlying/reported profit 119, 120
wholesale lending 214
Minority interests 457
Money market funds 187

HSBC HOLDINGS PLC
Index (continued)

Monoline insurers 163
Mortgage lending 218, 222
Nomination committee 312
Non-interest income
accounting policy 369
Non-life insurance business 266
Non-money market investment funds 188
Non-trading portfolios 255
North America
balance sheet data 126, 133
business performance 127, 131
challenges and uncertainties 15
customer accounts by country 125
economic briefing 125, 130
lending 211
loan delinquency in the US 223
loan impairment charges/allowances 231, 234, 237, 238
loans and advances to customers 125
mortgage lending 218
principal operations 85
profit/(loss) 126, 133, 413
regulation and supervision (US) 198
underlying/reported profit 127, 130
Off-balance sheet arrangements 194
Operating expenses 38
Operating income 33, 388
Operational risk
challenges and uncertainties 18
Organisational structure chart 484
Other (notes) 80
Pensions
accounting policy 380
defined benefit plans 258, 395, 398
for directors 346
risk 263
Performance and context 335
Personal Financial Services
business highlights 68
financial performance 67
products and services 145
strategic direction 67
underlying/reported profit 69
Personal lending 215
Pillar 2 and 3 288
Principal activities 12
Private Banking
business highlights 78
financial performance 78
products and services 147
strategic direction 77
underlying/reported profit 79
Products and services 145
Profit before tax
by country 87, 106, 117, 125
by customer group 66, 67, 70 73, 77 80, 82
by geographical region 86, 88, 95, 98, 103,
108, 114, 118, 122, 126, 133, 137, 142,
413
consolidated 353
data 4

underlying/reported reconciliations 22, 69, 72,
75, 79, 81, 89, 92, 99, 102, 109, 112, 127,
130
Property, plant and equipment 148, 439
accounting policy 379
Provisions 450
accounting policy 382
PVIF 283
Ratios
advances to deposits 246
capital and performance 3
credit coverage 3
cost efficiency 3, 39
earnings to combined fixed charges 56
financial 4
key performance indicators 19
net liquid assets to customer liabilities 246
Regulation and supervision 196
challenges and uncertainties 16
Related party transactions 468
Remuneration committee 312, 334
Renegotiated loans 224
Repricing gap 254
Reputational risk 263
Residual value risk management 261
Rest of Asia-Pacific
balance sheet data 108, 114
business performance 109, 112
challenges and uncertainties 14
customer accounts by country 107
economic briefing 107, 111
lending 211
loan impairment charges/allowances 231, 234,
237, 238
loans and advances to customers 107, 212
principal operations 85
profit/(loss) 106, 114, 413
underlying/reported profit 109, 112
Rights issue 2, 466
accounting policy 385
Risk elements in loan portfolio 241
Risk management 157, 199, 336
appetite 200
capital management and allocation 285
contingent liquidity 247
control culture 201
credit 201
credit spread 255
gap risk 254, 260
governance and ownership 199
insurance operations 265
legal 262
liquidity and funding management 245
market 250
operational 262
pension 263
rating scales 226
reputational 263
residual value 261
scenario stress testing 200
security and fraud 263
sustainability 264

Risk-weighted assets 290
by principal subsidiary 291
Sale and repurchase agreements
accounting policy 376
Securities held for trading 208
Securitisations 189
Segmental analysis 412
accounting policy 369
Senior management
biographies 299
Share-based payments 401
accounting policy 381
Share capital 328, 457
accounting policy 384
notifiable interests in 332
ownership guidelines 342
rights and obligations 329
Share information 3
Share plans
Bank of Bermuda plans 325, 461
discretionary plans 322
for directors 347, 402
for employees 319, 402
HSBC Finance plans 324, 406, 460
HSBC France plans 323, 406, 459
Performance Shares and Restricted Share awards 347, 402, 403
Shareholder (communications with) 332, 478
profile 476
Special purpose entities 181, 190, 194
Staff numbers 38, 388
Statement of changes in equity 357
Statement of comprehensive income 354
Stock symbols 476
Strategic direction 12
Structural foreign exchange exposure 257
Structured investment vehicles (SIVs) 182
Subsidiaries 442
accounting policy 378
Supplier payment policy 328
Taxation
accounting policy 380
challenges and uncertainties 18
deferred tax – critical accounting policy 65
expense 407
UK residents 480
US residents 481
Tier 1 capital 289, 290
Total shareholder return 3, 19, 340, 341, 342
Trading assets 422
accounting policy 374
Trading income (net) 28
Trading liabilities
accounting policy 374
Trading market (nature of) 475
Trading portfolios 253
Troubled debt restructurings 242
Underlying performance 21
Value at risk 251
Wholesale lending 214

HSBC HOLDINGS PLC
Incorporated in England on 1 January 1959 with limited liability under the UK Companies Act
Registered in England: number 617987

REGISTERED OFFICE AND
GROUP MANAGEMENT OFFICE
8 Canada Square
London E14 5HQ
United Kingdom
Telephone: 44 (0) 20 7991 8888
Facsimile: 44 (0) 20 7992 4880
Web: www.hsbc.com

REGISTRARS
Principal Register
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
United Kingdom
Telephone: 44 (0) 870 702 0137

Hong Kong Overseas Branch Register
Computershare Hong Kong Investor Services
     Limited
Hopewell Centre
Rooms 1712-1716, 17th floor
183 Queen’s Road East
Hong Kong
Telephone: 852 2862 8555

Bermuda Overseas Branch Register
Corporate Shareholder Services
The Bank of Bermuda Limited
6 Front Street
Hamilton HM11
Bermuda
Telephone: 1 441 299 6737

ADR Depositary
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh
PA15252 – 8516
USA
Telephone: 1 877 283 5786
Email: shrrelations@bnymellon.com

Paying Agent (France)
HSBC France
103 avenue des Champs Elysées
75419 Paris Cedex 08
France
Telephone: 33 1 40 70 22 56
STOCKBROKERS
Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

© Copyright HSBC Holdings plc 2010
All rights reserved
No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc.
Published by Group Finance, HSBC Holdings plc, London
Cover designed by Black Sun Plc, London; text pages designed by Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, Hong Kong
Printed by D&F Print Services, Inc., Glendale Heights, Illinois, USA, on Rolland Opaque50 paper using vegetable oil-based inks. Made in Canada, the paper comprises 50% virgin fibre and 50% post-consumer waste. Pulps used are elemental chlorine-free.

The FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forest Stewardship Council.

Mixed Sources SGS-COC-006116 © 1996 Forest Stewardship Council A.C.
Cover
HSBC’s new China headquarters building (front cover, centre) on the River Huangpu in Pudong, Shanghai, is due to open in mid-2010. Photography: Mike Abrahams

Group Chairman
Photography: Eddie Chan Wai Hing

Item 19. Exhibits

Documents filed as exhibits to this Form 20-F:

Exhibit
Number	Description

1.1	Memorandum and Articles of Association of HSBC Holdings plc. +

2.1	The total amount of long-term debt securities of HSBC Holdings plc authorized under any instrument does not exceed 10 percent of the total assets of the Group on a consolidated basis. HSBC Holdings plc hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of HSBC Holdings plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Service Agreement dated October 14, 2008 between HSBC Holdings plc and Douglas Jardine Flint.*

4.2	Service Agreement dated May 24, 2007 between HSBC Holdings plc and Stephen Keith Green, as amended February 28, 2008. **

4.3	Service Agreement dated May 24, 2007 between HSBC Asia Holdings BV and Michael F Geoghegan, as amended February 1, 2010.

4.4	Service Agreement dated August 29, 2008 between The Hong Kong and Shanghai Banking Corporation Limited and Vincent Cheng Hoi Chuen.*

4.5	Service Agreement dated December 2, 2008 between HSBC Asia Holdings B.V. and Alexander Flockhart.*

4.6	Service Agreement dated September 5, 2008 between HSBC Asia Holdings B.V. and Stuart Gulliver.*

7.1	Computation of ratios of earnings to combined fixed charges (and preference share dividends).

8.1	Subsidiaries of HSBC Holdings plc (set forth in Note 24 to the consolidated financial statements included in this Form 20-F).

12.1	Certificate of HSBC Holdings plc’s Group Chief Executive pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certificate of HSBC Holdings plc’s Group Finance Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Annual Certification of HSBC Holdings plc’s Group Chief Executive and Group Finance Director pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of KPMG Audit plc.

Exhibit
Number	Description

14.2	Pages of HSBC Holdings plc’s 2000 Form 20-F/A dated February 26, 2001 relating to the Memorandum and Articles of Association of HSBC Holdings plc that are incorporated by reference into this Form 20-F. ***

14.3	Pages of HSBC Holdings plc’s 2001 Form 20-F dated March 13, 2002 relating to the Memorandum and Articles of Association of HSBC Holdings plc that are incorporated by reference into this Form 20-F. **

23.1	Consent of Estella Chiu.

23.2	Consent of Mercer.

23.3	Consent of Towers Watson.

+	As previously filed with the Securities and Exchange Commission as Exhibit 4.3 to HSBC Holdings plc’s Registration Statement on Form S-8 (333-162565) dated October 19, 2009.

*	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 10, 2009.

**	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 20, 2008.

***	As previously filed with the Securities and Exchange Commission as an exhibit to HSBC Holdings plc’s Form 20-F dated March 20, 2006.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HSBC Holdings plc
By:	/s/ Douglas J Flint
	Name:	Douglas J Flint
	Title:	Chief Financial Officer, Executive Director, Risk and Regulation

Dated: 15 March 2009